Form 20-F
period 2002-12-31
ARAUCO & CONSTITUTION PULP INC
filed 2003-06-27
CIK 1004156

As filed with the Securities and Exchange Commission on June 27, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from                  to

Commission File Number: 33-99720

Celulosa Arauco y Constitución S.A.

(Exact name of Registrant as specified in its charter)

Arauco and Constitution Pulp Inc.

(Translation of Registrant’s name into English)

Republic of Chile

(Jurisdiction of incorporation or organization)

El Golf 150

14th Floor

Santiago, Chile

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Title of each class:
6.75% Notes due 2003
6.95% Notes due 2005
7% Notes due 2007
7.20% Notes due 2009
8.625% Notes due 2010
7.75% Notes due 2011
7.50% Notes due 2017

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Shares of Common Stock, without par value: 113,152,446.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☒

i

Celulosa Arauco y Constitución S.A. is a sociedad anónima abierta (a public corporation) organized under the laws of the Republic of Chile. In this annual report, when we refer to the “Company,” we mean Celulosa Arauco y Constitución S.A., and when we refer to “Arauco,” or “we,” we mean the Company together with its subsidiaries. When we refer to “Chile” or the “Republic” in this annual report we mean the Republic of Chile, and when we refer to the “Government” we mean the government of the Republic of Chile. All references to “tons” are to metric tons (1,000 kilograms), which are equal to 2,204.6 pounds. One “hectare” equals 10,000 square meters or 2.471 acres. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

Unless otherwise specified, all references to “$”, “U.S.$”, “U.S. dollars” and “dollars” are to United States dollars, references to “Chilean pesos” or “Ch$” are to Chilean pesos, references to “UF” are to Unidades de Fomento, a daily indexed Chilean peso-denominated monetary unit that takes into account the effect of the Chilean inflation rate, and references to “Argentine pesos” are to Argentine pesos.

Item 18 of this annual report includes our audited consolidated financial statements as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002, including the notes thereto, which have been prepared in accordance with generally accepted accounting principles in the United States, known as “U.S. GAAP.”

Certain selected financial data as of and for the years ended December 31, 1998, 1999, 2000, 2001 and 2002, prepared in accordance with U.S. GAAP, is provided in Item 3 herein. Audited information prepared in accordance with U.S. GAAP as of and for the year ended December 31, 1998 is not available. Accordingly, the selected financial information as of and for the year ended December 31, 1998 provided in Item 3 herein is unaudited. It is derived from Arauco’s audited consolidated financial statements as of and for the year ended December 31, 1998 as prepared in accordance with generally accepted accounting principles in Chile, known as “Chilean GAAP.”

For the convenience of the reader, we have included translations of certain amounts into dollars at a specified rate. Unless otherwise indicated, the U.S. dollar equivalent for information in Chilean pesos is based on the Observed Exchange Rate (as defined under “Item 10. Additional Information—Exchange Controls––Chile”) reported by Banco Central de Chile (the Central Bank of Chile, which we refer to as the “Central Bank”) for December 31, 2002, which was Ch$718.61 = U.S.$1.00. You should not construe these translations as representations that the Chilean peso amounts actually represent such dollar amounts or could be converted into dollars at the rates indicated or at any other rate. The Observed Exchange Rate on June 23, 2003 was Ch$705.46 = U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. See “Item 3. Key Information—Exchange Rates” for information regarding historical rates of exchange in Chile from January 1, 1998. Unless otherwise specified, references to the devaluation or the appreciation of the Chilean peso against the U.S. dollar are in nominal terms (without adjusting for inflation), based on the Observed Exchange Rates for the relevant period.

ii

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

SELECTED FINANCIAL DATA

The selected financial information presented below is prepared in U.S. dollars in accordance with U.S. GAAP as of and for the years ended December 31, 1998, 1999, 2000, 2001 and 2002. The selected U.S. GAAP financial information should be read in conjunction with, and is qualified in its entirety by reference to, Arauco’s audited consolidated financial statements prepared in accordance with U.S. GAAP included in Item 18. The report of the independent accountants is included in this annual report.

The selected U.S. GAAP financial information as of and for the years ended December 31, 2000, 2001 and 2002 is derived from Arauco’s audited consolidated financial statements provided in Item 18.

Audited information prepared in accordance with U.S. GAAP as of and for the year ended December 31, 1998 is not available. Accordingly, the selected information presented below as of and for the year ended December 31, 1998 is unaudited. It is derived from Arauco’s audited consolidated financial statements as of and for the year ended December 31, 1998 as prepared in accordance with Chilean GAAP.

The financial data in the following table for all periods are expressed in U.S. dollars, the currency in which Arauco publishes its financial statements. See Note 1(m) to the consolidated financial statements in Item 18.

	At or for the year ended December 31,
	1998(1)		1999(1)		2000		2001		2002
	(in thousands of U.S.$, except ratios and per share data)
Income Statement Data
Sales revenue	U.S.$	870,192	U.S.$	1,089,928	U.S.$	1,260,342	U.S.$	1,173,826	U.S.$	1,188,018
Cost of sales		(556,830)		(595,086)		(604,130)		(689,837)		(620,464)
Depreciation		(107,970)		(105,053)		(106,576)		(119,796)		(103,885)
Administration and selling expenses		(76,553)		(88,207)		(102,701)		(94,047)		(100,515)
Operating income		128,839		301,582		446,935		270,146		363,154
Interest income		16,009		14,723		12,563		14,794		21,995
Other income (expense)		11,023		15,493		5,151		(3,871)		1,513
Foreign exchange gains (losses		1,399		(2,578)		(5,070)		(26,058)		11,668
Interest expenses		(76,008)		(51,526)		(62,201)		(62,362)		(61,692)
Income before taxes, minority interest and equity from earnings of unconsolidated affiliates		81,262		277,694		397,378		192,649		336,638
Provision (benefit) for income taxes		(6,640)		(6,419)		(55,552)		(12,956)		(52,578)
Minority interest in consolidated subsidiaries		(2,099)		(43)		(2,051)		(225)		(267)
Equity in earnings of unconsolidated affiliates		1,141		4,829		1,377		1,463		2,558
Net income		73,664		276,061		341,152		180,931		286,351
Dividends paid		20,290		47,105		193,353		67,610		71,702
Balance Sheet Data
Property, plant and equipment (less forests), net		1,500,981		1,573,001		1,639,293		1,653,466		1,851,240
Forests		960,392		1,040,871		1,078,394		1,167,462		1,188,013
Total assets		3,213,397		3,347,920		3,550,989		3,899,257		4,110,336
Total long-term liabilities		1,242,587		1,200,709		1,242,645		1,711,740		1,570,080
Total shareholders’ equity		1,495,359		1,707,433		1,832,108		1,974,785		2,157,665
Other Financial Data
Capital expenditures(2)		148,752		257,202		263,588		223,831		330,804
Depreciation		107,970		105,053		106,576		119,796		103,885
Number of shares		113,152,446		113,152,446		113,152,446		113,152,446		113,152,446
Net income from operations per share		0.65		2.44		3.01		1.60		2.53
Dividends per share		0.18		0.42		1.71		0.60		0.63
Cash Flow Data
Total operating cash flow		183,091		510,159		417,353		(55,692)		481,651
Total flow arising from financing activities		(125,169)		(231,230)		34,268		238,453		(124,566)
Total flow arising from investment activities		(51,646)		(206,409)		(405,342)		(224,154)		(330,362)

(1)	In 2000, the Company acquired 97.5% of the outstanding shares of Forestal Cholguán S.A., of which 85.8% were acquired from indirect controlling shareholders of the Company and considered to be an exchange of ownership interests between companies under common control. As such, the financial information presented above for the years 1999 and 1998 has been adjusted to incorporate the historical value of the assets and liabilities acquired.
(2)	Accrued for the period. See Arauco’s consolidated financial statements included in Item 18.

EXCHANGE RATES

The following table sets forth, for the periods and dates indicated, certain information concerning the Observed Exchange Rate reported by the Central Bank. No representation is made that the Chilean peso or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at the rates indicated or at any other rate. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. On June 23, 2003, the Observed Exchange Rate was Ch$705.46 = U.S.$1.00. See “Item 10. Additional Information—Exchange Controls.”

	Observed Exchange Rates (Ch$ per U.S.$)
Year	Low(1)	High(1)	Average(2)	Period-End
1998	439.18	475.41	460.29	472.41
1999	468.69	550.93	504.78	530.07
2000	501.04	580.37	539.49	573.65
2001	557.13	716.62	634.94	654.79
2002	641.75	756.56	688.94	718.61
December	692.94	718.61	701.95	718.61
2003 (through June 23)	694.22	758.21	723.97	705.46
January	709.22	738.87	722.48	736.15
February	733.10	755.26	745.21	750.28
March	725.79	758.21	743.28	731.56
April	704.42	729.73	718.25	704.42
May	694.22	714.10	703.58	714.10
June (through June 23)	705.24	717.40	711.03	705.46

Source: Central Bank.

(1)	Exchange rates are the actual high and low, on a day-by-day basis, for each period.
(2)	For the years 1998 through 2002 and for 2003 (through June 23), the average of monthly average rates during the period. For the months January through June 23, 2003, the daily average rates during the period.

RISK FACTORS

Arauco is subject to various changing economic, political, social and competitive conditions, particularly in its principal markets. These conditions are described below.

Risks Relating to Arauco and the Forestry Industry

Fluctuations in market price for Arauco’s products could adversely affect its financial condition and results of operations

Prices for pulp, forestry and wood products, like those of other commodities, can be expected to fluctuate significantly. Arauco’s financial condition and results of operations could be materially and adversely affected if the price of pulp or other forestry products were to decline significantly from current levels. The prices that Arauco is able to obtain for pulp products and, to a lesser extent, other forestry products depends on:

•	prevailing world prices, which historically have been subject to significant fluctuations over relatively short periods of time, depending on worldwide demand;

•	world production capacity;

•	the business strategies adopted by major integrated forestry, pulp and paper producers and other major producers; and

•	the availability of substitutes.

All of these factors are beyond Arauco’s control. For example, as an indication of the cyclicality of pulp products’ prices, the average price (CIF) for Norscan bleached softwood kraft market pulp (pulp produced in Canada and Northern Europe sold to manufacturers of paper products delivered in Northern Europe, “NBSK”) was U.S.$520 in 1999, rose to U.S.$681 in 2000, fell to U.S.$539 in 2001 and fell again to U.S.$460 in 2002. Worldwide competition in the markets for Arauco’s products could adversely affect its business and results of operations.

Arauco experiences substantial worldwide competition in each of its geographical markets and in each of its product lines. Several of Arauco’s competitors are larger than it and have greater financial and other resources. The market pulp industry is highly competitive and is also sensitive to changes in industry capacity, producer inventories and cyclical changes in the world’s economies, all of which may significantly affect selling prices and thereby Arauco’s profitability. Increased competition could materially and adversely affect Arauco’s business, financial condition and results of operations.

Arauco depends on free international trade as well as economic and other conditions in its principal export markets

During 2002, export sales accounted for approximately 86.4% of Arauco’s total sales revenues. During this period approximately 35.9% of Arauco’s export sales were to Europe, 33.3% to Asia, 15.4% to Central and South America and 12.8% to North America. As a result, Arauco’s results of operations depend to a significant degree on economic, political and regulatory conditions in its principal export markets. Arauco’s ability to compete effectively in its export markets could be materially and adversely affected by a number of factors beyond its control including a deterioration in macroeconomic conditions, exchange rate volatility, government subsidies, or the imposition of increased tariffs or other trade barriers. If Arauco’s ability to sell its products competitively in one or more of its significant export markets were impaired by any such developments, it might be difficult to re-allocate its products to other markets on equally favorable terms and its financial condition and results of operations might be adversely affected.

The application of environmental regulations could adversely affect Arauco’s ability to accomplish its development goals and adversely affect its results of operations

Arauco and other Chilean companies are subject to numerous national and local environmental laws concerning, among other things, health, the handling and disposal of wastes and discharges into the air and water. Chilean environmental regulations have become increasingly stringent in recent years, particularly in connection with the approval of new projects, and this trend is likely to continue. Arauco has made, and expects to continue to make, substantial expenditures to comply with such environmental requirements.

Chilean environmental legislation to which Arauco is subject includes Ley No. 19,300 Sobre Bases Generales del Medio Ambiente (the “Chilean Environmental Law”). Under the Chilean Environmental Law, Arauco is required to conduct environmental impact studies of any future projects or activities that may affect the environment. The regulations also establish procedures for private citizens to object to the plans or studies submitted by project owners. Future developments in the establishment or implementation of environmental requirements, or in the interpretation of such requirements, could result in substantially increased capital, operating or compliance costs or otherwise adversely affect Arauco’s business, financial condition and results of operations.

Our activities in Argentina are subject to Argentine environmental legislation including regulation by municipal, provincial and federal governmental authorities. Our Argentine subsidiary Alto Paraná S.A. (“Alto Paraná”) has incurred and expects to continue to incur capital and operating expenditures to comply with applicable environmental requirements. Changes in environmental laws, or the interpretation thereof, may require Alto Paraná to incur significant unforeseen capital or operating expenditures to comply with such requirements. The occurrence of such events could have an adverse effect on Alto Paraná’s business, financial condition and results of operations.

Pulp producers and forestry companies around the world are periodically subject to adverse effects from unfavorable market perceptions of the environmental impact of their operations. Given the possibility of unanticipated regulatory or other developments, including more stringent environmental laws, the amount and timing of future expenditures which Arauco will be required to make in order to remain in compliance with applicable environmental laws and regulations could vary substantially from their current levels. These changes could limit the availability of Arauco’s funds for other purposes.

In addition to the financial costs of compliance, Arauco is required to conduct environmental impact studies of any future projects or activities that may affect the environment. As a result, application of environmental laws may require Arauco to change its development plans and, thus, may adversely affect the manner in which Arauco seeks to implement its business strategy and its ability to accomplish its development goals.

Fire or disease could affect Arauco’s forests and manufacturing processes and in turn adversely affect its financial condition and results of operations

Our operations are subject to various risks affecting our forests and manufacturing facilities, including fire and disease. Although in the past the forestry industries in Chile and Argentina have not been affected significantly by certain pests and diseases afflicting radiata or taeda pine plantations in other parts of the world, such pests or diseases may appear in Chile or Argentina in the future. Arauco’s operations and, as a result, its financial condition and results of operations could be materially and adversely affected if any of such risks were to be realized.

Risks Relating to Chile

Chilean political and economic conditions have a direct impact on Arauco’s business and the market price of the Notes

A substantial portion of Arauco’s assets and operations are located in Chile and, in 2002, approximately 10.6% of Arauco’s sales revenue was derived from sales in Chile. Accordingly, Arauco’s financial condition and results of operations are to a considerable extent dependent upon economic conditions prevailing from time to time in Chile. Future developments in the Chilean economy could adversely affect Arauco’s financial condition or results of operations and may impair its ability to proceed with its strategic plan of business.

The Chilean government has exercised and continues to exercise a substantial influence over many aspects of the private sector, and has changed monetary, fiscal, taxation and other policies to influence the course of Chile’s economy. Arauco has no control over, and cannot predict, how such intervention and government policies will affect the Chilean economy and, both directly and indirectly, Arauco’s operations and revenues. Arauco’s operations, financial condition and the market price of the Notes (as defined below) may be adversely affected by changes in policy involving exchange controls, tax and other matters, as well as factors such as:

•	fluctuation in exchange rates;

•	base interest rate fluctuations; and

•	other political, diplomatic, social and economic developments in or affecting Chile.

Changes in inflation, which has been a rate of 2.6% in 2001 and 2.8% in 2002, as measured by changes in the official consumer price index and as reported by the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics), may also adversely affect Arauco’s operations, financial condition and the market price of the Notes (as defined below). Future developments in the Chilean economy and government policies may adversely affect Arauco’s financial condition and results of operations. In addition, such developments may impact the market price of the Company’s 6.75% Notes Due 2003 (the “6.75% Notes”), 6.95% Notes Due 2005 (the “6.95% Notes”), 7% Notes Due 2007 (the “7% Notes”), 7.20% Notes Due 2009 (the “7.20% Notes”), 8.625% Notes Due 2010 (the “8.625% Notes”), 7.75% Notes Due 2011 (the “7.75% Notes”) and 7.50% Notes Due 2017 (the “7.50% Notes”) (together, the “Notes”).

Risks Relating to Argentina

The economic crisis in Argentina may adversely affect Arauco’s financial condition and results of operations

As of December 31, 2002, approximately 20.0% of Arauco’s consolidated assets were located in Argentina, and in 2002 approximately 12.8% of its net sales were derived from Alto Paraná, its Argentine subsidiary. Accordingly, Arauco’s financial condition and results of operations to a certain extent are dependent upon political and economic conditions prevailing in Argentina. Since 1999, the Argentine economy has been in an economic recession marked by reduced levels of consumption and investment and an elevated unemployment rate. The Argentine gross domestic product decreased by 3.4% in 1999, 0.8% in 2000, 4.4% in 2001 and 10.9% (estimated) in 2002.

The current Argentine economic crisis may have an adverse effect on Arauco’s Argentine operations, including Alto Paraná’s ability to raise capital, and as a result, its overall financial condition and results of operations. In addition, the Argentine government has exercised, and continues to exercise, a significant influence over many aspects of the Argentine economy. Accordingly, Argentine government actions, whether taken to address the current economic crisis or otherwise, could have a material adverse effect on the Argentine economy and private sector companies, including Alto Paraná.

Argentine Central Bank restrictions on the transfer of funds outside Argentina may impose an obstacle to Alto Paraná’s ability to transfer money abroad

The Company guarantees some of Alto Paraná’s debt. Since December 2001, the Central Bank of Argentina has imposed a number of significant monetary and currency exchange restrictions that limit the free disposition of funds deposited in Argentine banks and transfers of funds abroad. If Alto Paraná is unable to transfer funds abroad, the Company may be obligated to pay under its guarantees.

Beginning in February 2002, some transfers of funds outside of Argentina require the approval of the Central Bank of Argentina. On March 25, 2002, the Central Bank of Argentina placed further restrictions on the transfer of funds abroad by requiring the approval of the Central Bank of Argentina for some payments outside Argentina, including approval of both principal and interest payments on financial debt. The Central Bank of Argentina began to ease these restrictions in December 2002. Effective January 2, 2003, Central Bank of Argentina approval is no longer required for interest payments made outside Argentina. In addition, principal payments made outside Argentina are permitted without Central Bank of Argentina approval under certain conditions.

There can be no assurance that the Central Bank of Argentina will not reverse its position and once again restrict payments in the future, which could impose material obstacles to Alto Paraná’s ability to transfer money abroad.

Risks Relating to Other Markets

Arauco’s business, earnings and prospects may be adversely affected by developments in other countries which are beyond its control

Arauco’s business and results of operations are to a large extent dependent on the level of economic activity, government and foreign exchange policies, and political and economic developments in its principal export markets. In 2002, approximately 94.5% of its total pulp sales and approximately 78.2% of its total forestry, wood products and panels product sales were attributable to exports, principally to customers in Asia, the Americas and Western Europe. Arauco’s business, earnings and prospects may be materially and adversely affected by developments with respect to inflation, interest rates, currency fluctuations, protectionism, government subsidies, price and wage controls, exchange control regulations, taxation, expropriation, social instability or other political, economic or diplomatic developments in these export markets. Arauco has no control over such conditions and developments. Further, such conditions and developments may adversely affect Arauco’s financial condition, results of operations or the price of or market for the Notes.

Developments in other emerging markets may adversely affect the market price of the Notes

The market price of the Notes may be adversely affected by declines in the international financial markets and world economic conditions. Chilean securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries, especially those in Latin America. Although economic conditions are different in each country, investors’ reactions to developments in one country can affect the securities markets and the securities of issuers in other countries, including Chile. Since the fourth quarter of 1997 the international financial markets have experienced volatility. Developments in other countries have also at times adversely affected the market price of Arauco’s Notes. If the current economic situation in Argentina continues to deteriorate, or if similar developments occur in the international financial markets in the future, the market price of the Notes could be adversely affected.

Risks Relating to the Notes

The non-payment of funds by Arauco’s subsidiaries could have a material and adverse effect on the Company’s financial condition, results of operations and ability to service its debt, including the Notes

The Company’s cash flow and its ability to service debt is dependent in part on the cash flow and earnings of its subsidiaries and the payment of funds by those subsidiaries to the Company in the form of loans, interest, dividends or otherwise. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due under the terms of the Notes or to make any funds available for such purpose. Furthermore, claims of creditors of such subsidiaries, including trade creditors of such subsidiaries, will have priority over the Company’s creditors, including holders of the Notes, with respect to the assets and cash flow of such subsidiaries. Any right of the Company to receive assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of Notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary’s creditors.

Changes in Chilean tax laws could lead to Arauco redeeming the Notes

Under current Chilean law and regulations, payments of interest to holders of debt securities that are not residents of Chile for purposes of Chilean taxation will generally be subject to Chilean withholding tax at a rate of 4.0%. Subject to certain exceptions, Arauco will pay additional amounts (as defined herein) so that the amount received by the holder of Notes after Chilean withholding tax will equal the amount that would have been received if no such taxes had been applicable. In the event of certain changes in Chilean tax laws requiring that Arauco pay additional amounts which are in excess of the additional amounts that it would owe if payments of interest on the Notes were subject only to a 4.0% withholding tax, Arauco will have the right to redeem the debt securities.

Forward Looking Statements

This Form 20-F contains words, such as “believe,” “expect,” “anticipate” and similar expressions, that identify forward-looking statements, which reflect our views about future events and financial performance. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These forward-looking statements are based on current plans, estimates and projections, and therefore readers should not place undue reliance on them. Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control, including but not limited to our ability to service our debt, fund our working capital requirements and comply with financial covenants in certain of our debt instruments, our ability to fund and implement our capital expenditure programs, the maintenance of relationships with customers, a change in the control of the Company, the effects on us from competition, future demand for forestry and wood products in the Chilean, Argentine and export markets, international prices for forestry and wood products, the state of the Chilean and world economies and manufacturing industries and the relative value of the Chilean peso compared to other currencies, inflation, increases in interest rates and changes in our regulatory environment. In any event, these statements speak only as of their dates, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Item 4. Information on the Company.

DESCRIPTION OF BUSINESS

Arauco believes that it is Chile’s largest forest plantation owner, holding 541,283 hectares of radiata pine plantations in Chile, and its largest exporter of forestry and wood products in terms of sales revenue based on information for the year ended December 31, 2002. Arauco believes that it was one of the world’s largest producers of bleached and unbleached softwood kraft market pulp in terms of production in 2002, based on information published by Resource Information Systems, Inc. (“RISI”), an independent research company for the pulp and paper industry. Based on this information, Arauco believes that in 2002 it had a share of total world production of softwood kraft market bleached pulp of 5.4% and a 16.6% share of total world production of softwood kraft market unbleached pulp. “Market pulp” is pulp sold to manufacturers of paper products as opposed to pulp produced by an integrated paper producer for use in its paper production facilities. “Kraft pulp” is pulp produced using a chemical process.

During the year ended December 31, 2002, Arauco harvested 9.7 million cubic meters of sawlogs and pulplogs and exported 1,786,643 cubic meters of forestry and wood products, including sawlogs, sawn timber (green and kiln dried lumber and remanufactured wood products) and panels (plywood, medium density fiber board (“MDF”) and high density fiber board (“HB”)).

Export sales constituted 86.4% of Arauco’s sales revenue for the year ended December 31, 2002. Arauco was Chile’s largest non-mining exporter in terms of sales revenue for the year ended December 31, 2002. Arauco’s principal overseas markets are Asia, Western Europe and the United States.

Arauco believes that it is one of the world’s lowest cost producers of softwood kraft market pulp. Arauco’s low costs are attributable to the high growth rate and short harvest cycle of radiata pine as compared to other commercial softwoods, the advanced genetic and silviculture techniques it applies in its forest management, competitive labor costs, economies of scale, modern mill facilities and the proximity of its operations to Pacific coast ports.

The market pulp industry is highly competitive and is also sensitive to changes in industry capacity, producer inventories and cyclical changes in the world’s economies, all of which may significantly affect selling prices and thereby Arauco’s profitability. See “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” and “—Prices.”

As of December 31, 2002, Arauco’s planted forests in Chile consisted of 88.7% radiata pine with the balance primarily of eucalyptus. Radiata pine has a rapid growth rate and a short harvest cycle compared to other commercial softwoods. Radiata pine is sufficiently versatile for both the production of forestry and wood products as well as the production of long fiber pulp for sale to manufacturers of paper and packaging.

Arauco seeks to manage its forestry resources in such a way as to ensure that the annual growth of its forest is equal to or higher than the volume harvested each year. In 2002, Arauco planted 27,529 hectares and harvested 18,875 hectares in Chile. Arauco believes that a long-term sustainable equilibrium will be reached in the latter part of this decade with annual harvests of approximately 33,000 hectares.

At December 31, 2002, Arauco owned and operated three pulp mills in Chile, with an aggregate annual production capacity of approximately 1,240,000 metric tons, which produced 869,276 metric tons of bleached pulp and 354,135 metric tons of unbleached pulp in 2002. One of Arauco’s pulp mills, which we refer to as the “Arauco Mill,” is located on an industrial site in the center of one group of Arauco’s radiata pine plantations. The second facility, the Constitución pulp mill (the “Constitución Mill”), is located in another of Arauco’s significant radiata pine plantations. The third facility, the Licancel pulp mill (the “Licancel Mill”), is located in Licantén, near Constitución. A fourth pulp mill is under construction in Valdivia (the “Valdivia Mill Project”), an area with significant radiata pine and eucalyptus plantations. This pulp mill will have an installed capacity of approximately 700,000 metric tons annually and is expected to enter into operations during the first quarter of 2004. See “—Pulp—Pulp Mills” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

As of December 31, 2002, Arauco owned and operated one pulp mill in Argentina, through its subsidiary Alto Paraná. Alto Paraná manufactures and sells bleached softwood kraft market pulp in Argentina and the export market. In 2002, Alto Paraná produced 322,770 metric tons of pulp. Arauco owns 99.97% of Alto Paraná.

As of December 31, 2002, Arauco owned 11 sawmills in Chile and one in Argentina, with an aggregate annual production capacity of 2,510,000 cubic meters of lumber.

As of December 31, 2002, Arauco owned five remanufacturing facilities that reprocess sawn timber into remanufactured wood products, such as moldings, jams and pre-cut pieces that end users require for doors, furniture and door and window frames. These facilities produced 919,753 cubic meters of remanufactured wood products in 2002.

As of December 31, 2002, Arauco owned one plywood mill (with two production lines), one HB mill and three MDF mills.

History of Arauco

Celulosa Arauco y Constitución S.A. is a sociedad anónima abierta (a public corporation) organized under the laws of the Republic of Chile. Its principal executive office is located at El Golf 150, 14th Floor, Santiago, Chile, and its telephone number is 56-2-461-7200.

The Company as currently constituted was formed on September 14, 1979 in a merger between Industrias de Celulosa Arauco S.A. (“Industrias Arauco”) and Celulosa Constitución S.A. (“Celulosa Constitución”) in which Celulosa Constitución S.A. was the surviving entity. These two predecessor companies were created in the late 1960s and early 1970s by Corporación de Fomento de la Producción (“Corfo”), a Chilean government development corporation, in order to develop forest resources, improve soil quality in former farming areas and promote employment. As part of the Chilean government’s privatization program, Corfo sold Industrias Arauco to Compañía de Petróleos de Chile S.A. (“Copec”) in 1977 and Celulosa Constitución to Copec in 1979.

At the beginning of the 1980s, Arauco began to expand its operations through purchasing land and plantations in order to ensure its supply of materials and to support its ability to respond to market opportunities around the world. Later in that decade, as part of a drive to improve its efficiency both on an environmental basis and in terms of production, Arauco modernized many of its operations at the Arauco Mill through the replacement of old machinery and the introduction of new technology, at a total cost of approximately U.S.$65 million. Arauco also modernized the Constitución Mill for a total cost of approximately U.S.$68 million. At the same time, Arauco reorganized the administration of its forest holdings. Arauco founded Investigaciones Forestales Bioforest S.A. (“Bioforest”) in 1990 to conduct applied research in genetic improvement, site productivity, pest and disease control and wood quality, with the goal of increasing the productivity of Arauco’s forest resources.

In 1990 Arauco began the construction of a second line at the Arauco Mill. It was completed in 1991 with an annual production capacity of 350,000 metric tons. The second line at the Arauco Mill (“Arauco II”), which was built next to the existing line (“Arauco I”), had a total cost of approximately U.S.$600 million.

In 1997, Arauco completed a U.S.$120 million capital expenditure program relating to Arauco’s existing mills in Chile (the “Arauco 21 Project”). The Arauco 21 Project included:

•	converting Arauco I to produce bleached eucalyptus pulp as well as pine bleached pulp and replacing existing equipment with a new bleaching system that eliminates the use of chlorine gas;

•	expanding the annual production capacity of Arauco II to 500,000 metric tons of bleached softwood kraft pulp and expanding annual production capacity at Arauco I to 290,000 metric tons of eucalyptus kraft pulp or 200,000 metric tons of bleached radiata pine kraft pulp; and

•	installing condensing turbogenerators at each of Arauco’s then-existing mills, thereby increasing the generation of energy by 30 megawatts in the aggregate at the Arauco Mill and by 12 megawatts at the Constitución Mill.

Arauco acquired Alto Paraná in Argentina in 1996. At that time, Alto Paraná owned approximately 57,000 hectares of land and a pulp mill with a production capacity of 250,000 metric tons per year of softwood bleached pulp. With this acquisition, Arauco expanded its market opportunities abroad.

In September 1999, Arauco acquired the Licancel Mill in Chile for approximately U.S.$126 million. The Licancel Mill is a pulp mill with a production capacity of 160,000 metric tons of bleached pulp per year.

In the last quarter of 1999, Arauco also successfully completed a project known as the “APSA 300 Project”. Through the APSA 300 Project, Alto Paraná raised its production capacity to 300,000 metric tons of pulp per year and implemented modifications in its processes which reduce emissions as well as chemical, fossil fuel and water consumption. In particular, Alto Paraná invested U.S.$2.9 million in new effluent treatment. In the aggregate, the APSA 300 Project cost approximately U.S.$33 million.

In 2000, Arauco acquired 98% of the shares of Forestal Cholguán S.A. (“Cholguán”) and 50% of Trupán S.A. (“Trupán”) for a total purchase price of approximately U.S.$303 million, thus entering the MDF and HB markets. Arauco acquired 72.9% of the shares of Cholguán from a group of investors headed by Mr. Anacleto Angelini (the “Angelini Group”). The Angelini Group is also the beneficial owner of 70.2% of the shares of AntarChile S.A. (“AntarChile”), a Chilean holding company, which in turn is the indirect beneficial owner of approximately 60.1% of the shares of Arauco. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.” In 2000, Arauco also built a second plywood production line for a total cost of approximately U.S.$45 million.

In December 2001, Arauco began constructing a fourth pulp mill (the “Valdivia Mill”) with a projected annual production capacity of approximately 700,000 metric tons of bleached pulp, consisting of 300,000 metric tons of softwood pulp and 400,000 metric tons of eucalyptus pulp. The total estimated cost of this project is expected to be U.S.$600 million, of which 25% was paid during 2002, 65% is expected to be paid during 2003 and the remaining 10% during 2004. The Valdivia Mill is expected to enter into operations during the first quarter of 2004.

During the third quarter of 2002, Arauco began operations at two new MDF mills, one in Chile and one in Argentina, with an annual production capacity of 250,000 cubic meters each. These mills were built through an aggregate investment of U.S.$135 million.

Corporate Structure

The Company is substantially wholly-owned by Copec, a public company listed on the Santiago Stock Exchange, the Valparaíso Stock Exchange and the Chilean Electronic Stock Exchange. Copec’s principal interests are in Arauco, gasoline distribution, retailing, electricity, gas distribution, and fishing. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

The Company conducts its corporate, treasury, sales and pulp mill operations directly. The Company conducts its Chilean forestry operations through its substantially wholly-owned subsidiary Forestal Arauco S.A. (“Forestal Arauco”). In turn, Forestal Arauco oversees and coordinates the activities of its four substantially wholly-owned forestry subsidiaries: Forestal Celco S.A. (“Forestal Celco”), Bosques Arauco S.A. (“Bosques Arauco”), Cholguán, and Forestal Valdivia S.A. (“Forestal Valdivia”), each of which owns Arauco’s forests in a particular geographic region of Chile.

Arauco’s sawmill operations and its remanufacturing operations are managed through Aserraderos Arauco.

Arauco’s subsidiary Paneles Arauco was formed in October 1995 to produce plywood from radiata pine and commenced operations in 1997. Paneles Arauco also operates an HB plant and two of Arauco’s three MDF mills.

Another of Arauco’s subsidiaries, Bioforest, engages in research and development connected with genetic selection, forestry management practices and improvement of site, soil and fiber quality. Bioforest also coordinates Arauco’s phytosanitary protection of its forests.

Servicios Logísticos Arauco S.A., formerly Portuaria Arauco S.A. (“Servicios Logísticos Arauco”), is a substantially wholly-owned subsidiary that manages port operations for all of Arauco’s Chilean business units. Arauco also owns a 20.1% equity interest in Puerto de Lirquén S.A. (“Puerto Lirquén”), a major Chilean port, and 50% of Puerto de Coronel S.A. (“Puerto Coronel”), a port facility at Coronel, which lies between Concepción and Arauco.

Distribuidora Centromaderas S.A. (“Centromaderas”), which is 50% owned by Aserraderos Arauco and 50% owned by Paneles Arauco, was formed in September 1995 and sells the Aserraderos Arauco and Paneles Arauco products to the Chilean market.

Arauco Generación S.A. (“Arauco Generación”), originally created in 1988 as Inmobiliaria y Promotora Habitacional Arauco S.A. to construct employee housing, was renamed Arauco Generación in 1994. It is now a wholly-owned subsidiary which owns condensing turbogenerators designed to supply energy to Arauco’s pulp mills and sell any excess energy into Chile’s national electric grid. Arauco Generación commenced electricity generation operations in October 1996. This subsidiary no longer constructs employee housing.

Through Industrias Forestales S.A. (“IFSA”), Arauco acquired Alto Paraná in December 1996 and Industrial y Forestal Misiones S.A. (“Misiones”) in December 1997. Misiones and Alto Paraná were maintained as substantially wholly-owned subsidiaries of Arauco until December 1999, when Misiones was merged into Alto Paraná. Alto Paraná remains a substantially wholly-owned subsidiary of Arauco. Alto Paraná owns forests in Argentina and owns and operates a pulp mill, a sawmill and an MDF mill in Argentina. IFSA is a substantially wholly-owned subsidiary that Arauco formed at the end of 1996 for the purpose of conducting Arauco’s investments in Argentina.

Inversiones Celco S.L. (“Inversiones Celco”) was incorporated in Spain on December 2002 for the purpose of conducting Arauco’s investments in Argentina. Inversiones Celco holds 99.999% of IFSA.

Southwoods Arauco Lumber LLC was incorporated in the United States in September 2002. Its purpose is to conduct Arauco’s activities in the sawntimber and related products industry in the United States.

Arauco Internacional S.A. (previously Inversiones Cholguán S.A.) was incorporated in Chile in 1989. Beginning in 2002, it manages and holds Arauco’s foreign subsidiaries, with the exception of its Argentine operations.

The following table sets out our ownership interests in our significant subsidiaries as of December 31, 2002.

	Country of incorporation	Stock held directly	Stock held indirectly	Total stock held
Agenciamiento y Servicios Profesionales S.A.	Mexico	0.0020%	99.9965%	99.9985%
Alto Paraná S.A.	Argentina	0.0000	99.9722	99.9722
Arauco Denmark ApS	Denmark	0.0000	99.9310	99.9310
Arauco do Brasil Ltda.	Brazil	0.0002	99.9983	99.9985
Arauco Ecuador S.A.	Ecuador	0.1000	99.8985	99.9985
Arauco Europe S.A.	Switzerland	0.0100	58.7932	58.8032
Arauco Forest Products B.V.	The Netherlands	0.0000	99.9310	99.9310
Arauco Generación S.A.	Chile	99.0000	0.9992	99.9992
Arauco Honduras S. de R.L. de C.V.	Honduras	1.0000	98.9985	99.9985
Arauco Internacional S.A. (previously Inversiones Cholguán S.A.)	Chile	98.0377	1.9608	99.9985
Araucomex S.A. de C.V.	Mexico	0.0005	99.9980	99.9985
Arauco Perú S.A. (previously Cholguán Lima S.A.).	Peru	0.0013	99.9972	99.9985
Arauco Wood Products, Inc.	U.S.A.	0.3953	99.6032	99.9985
Aserraderos Arauco S.A.	Chile	99.0000	0.9992	99.9992
Bosques Arauco S.A.	Chile	1.0000	98.9256	99.9256
Controladora de Plagas Forestales S.A.	Chile	0.0000	51.0943	51.0943
Distribuidora Centromaderas S.A.	Chile	0.0000	99.9992	99.9992
Forestal Arauco S.A.	Chile	99.9248	0.0000	99.9248
Forestal Arauco Costa Rica S.A.	Costa Rica	10.0000	89.9987	99.9987
Forestal Arauco Guatemala S.A.	Guatemala	0.1515	99.8470	99.9985
Forestal Celco S.A.	Chile	1.0000	98.9256	99.9256
Forestal Cholguán S.A.	Chile	0.0000	97.3143	97.3143
Forestal Conosur S.A.	Uruguay	0.0000	99.9985	99.9985
Forestal Misiones S.A.	Argentina	0.0000	99.9861	99.9861
Forestal Valdivia S.A.	Chile	1.0000	98.9256	99.9256
Industrias Forestales S.A.	Argentina	0.0000	99.9999	99.9999
Inversiones Celco S.L	Spain	99.9310	0.0676	99.9986
Investigaciones Forestales Bioforest S.A	Chile	1.0000	98.9256	99.9256
Paneles Arauco S.A.	Chile	99.0000	0.9992	99.9992
Servicios Logísticos Arauco S.A. (previously Portuaria Arauco S.A.)	Chile	45.0000	54.9586	99.9586
Southwoods-Arauco Lumber LLC	U.S.A.	0.0000	99.6110	99.6110
Trupán Argentina S.A.	Argentina	0.0000	99.9999	99.9999

Business Strategy

Arauco’s business strategy is to maximize the commercial value of its plantations by pursuing growth opportunities in its core businesses and expanding into new markets and products. Arauco is implementing its business strategy through the following initiatives:

•	implementing a capital expenditure plan designed to increase production capacity for pulp and forestry and wood products and to improve efficiency and productivity;

•	improving the growth rate and quality of its plantations and increasing production of higher margin clear wood through advanced forest management techniques; and

•	expanding its product line in order to penetrate new markets by, among other things, planting eucalyptus trees to provide hardwood pulp.

Forestry Activity

Radiata pine grows at the fastest rates within a narrow band of latitude and under certain climatic conditions. One of Chile’s principal advantages in the forestry products industry lies in the short growing cycle of its radiata pine plantations. The faster rate of growth of radiata pine trees in Chile allows harvesting of pulplogs and sawlogs 16 to 18 years after planting and of high quality sawlogs 25 years after planting. For most temperate softwood forests in the Northern Hemisphere this range is between 18 to 45 years for pulplogs and 50 to 150 for high quality sawn timber. Consequently, the Chilean forestry industry is a relatively low cost producer, since a Chilean producer generally requires less time and a smaller area to produce the same volume of pine as its North American or European competitors, who face lower forest growth rates and higher transportation and investment costs as a result of the larger tracts of forests necessary to produce equivalent yields of softwood. Accordingly, since the mid-1970s, Arauco has focused its forest management toward the application of advanced genetic and silviculture techniques to increase productivity and the quality of its plantations.

Eucalyptus, which Arauco started planting in 1989, grows well in the forest regions of Chile. Once planted, Eucalyptus trees require no further forest management (other than fire control and reduction of weeds) until harvest. The average harvest cycle of eucalyptus plantations is approximately 12 years. Once cut, eucalyptus regrows and it is only after two additional harvest rotations of approximately 12 years each that it becomes necessary to replant.

Arauco has adopted environmentally sensitive policies towards its holdings of native forests. In selected areas, Arauco will thin native forests in compliance with applicable laws and regulations, but Arauco does not permit clear cutting of native forests in areas surrounding rivers and streams, areas of notable environmental interest or areas with particularly fragile soil conditions. See “—Government Regulation.”

All of Arauco’s forest activities have the environmental certification ISO 14001. Arauco is also undergoing certification in Chile for the National Standard for Sustainable Forest Management (CERTFOR), which is a member of the Pan European Forest Certification (PEFC). Arauco expects to complete the certification process during the second half of 2003.

Forest Plantations

The majority of Arauco’s radiata pine is less than 15 years old. Arauco’s planted forests are located in central and southern Chile, most of which are located in close proximity to Arauco’s major production facilities and to port facilities.

The following table sets out the number of hectares and types of uses of Arauco’s land holdings and rights in Chile at December 31, 2002.

	At December 31, 2002
	Total	Distribution
	(in hectares)	(percentage)
Radiata pine plantations(1)
0-5 years	146,478	15.9%
6-10 years	123,474	13.4
11-15 years	113,549	12.3
16-20 years	100,399	10.9
21+ years	57,383	6.2
Subtotal(2)	541,283	58.8
Eucalyptus plantations(3)	65,999	7.2
Other species	3,201	0.4
Land for plantations	30,784	3.3
Land for other uses(4)	279,559	30.4
Subtotal	379,543	41.2

Total	920,826	100.00%

(1)	All years are calculated from the date of planting.
(2)	These figures include 14,389 hectares as to which Arauco has the right to harvest, but does not own.
(3)	Approximately 94% of Arauco’s eucalyptus plantations are less than 10 years old.
(4)	Includes roads, fire breaks, native forests and yards.

At December 31, 2002, Arauco’s aggregate radiata pine holdings comprised approximately 33% of the total Chilean radiata plantations, making Arauco the country’s largest radiata pine plantation owner, according to the Chilean Forestry Institute.

Land Acquisition and Afforestation

Arauco’s total land assets in Chile have increased from under 170,000 hectares in 1980 to 921,793 hectares at December 31, 2002. That figure includes 14,389 hectares owned by third parties as to which Arauco has harvesting rights. Although Arauco has acquired afforested land, the bulk of the increase in its forest plantations has been through the acquisition of bare land which is subsequently planted with trees. In the five years ending December 31, 2002, Arauco purchased 72,372 hectares of bare land for plantations and other uses and 66,706 hectares of forested land in Chile.

Although Arauco does not currently expect to make significant acquisitions of additional land in Chile, it may nevertheless do so if presented with the opportunity to buy land at a desired price or location. Arauco anticipates continuing its policy of supplementing its pulplog production with purchases from domestic third parties. Arauco believes that this policy is efficient given the significant quantities of pulpwood available from third parties and Arauco’s increasing proportion of sawlogs yielded from its plantations. Arauco believes that the aggregate of its existing plantations in Chile, land currently held by it that Arauco intends to afforest, and the third-party purchases it makes in the ordinary course of its business will be sufficient to satisfy Arauco’s anticipated future demand for sawlogs and pulplogs.

In December 2002, Alto Paraná won a bid for 60,000 hectares of forestry land and plantations sold by the Argentine company Perez Companc. Alto Paraná agreed to pay U.S.$40 million for the land, which includes a sawmill with a capacity of 90,000 cubic meters and other related assets, and is located in Argentina, close to Alto Paraná’s operations. This transaction is still subject to the approval of Argentina’s antitrust authorities.

Forest Management

The forestry management activities of Arauco (with respect to its radiata pine plantations in Chile) seek to increase sawlogs through advanced genetic techniques, planting and site preparation procedures, thinning and pruning. Managed forests can produce trees of larger diameter, and, if pruned, a higher proportion of clear wood, which generally commands a higher price than knotted wood. Although some land is not suitable for the production of pruned logs, over 48.8% of Arauco’s radiata forests in Chile are actively managed for clear wood production.

In the case of eucalyptus, Arauco aims its forestry management activities at increasing the amount of fiber per hectare through advanced genetic techniques and planting and site preparation procedures. While eucalyptus is more expensive to plant than radiata pine, thereafter eucalyptus requires minimal forest management, yields more fiber per hectare and has a shorter growth cycle and greater wood density than radiata pine, resulting in a greater amount of pulp per hectare.

Arauco has five nurseries. Seedlings are grown both from seeds and from cuttings from genetically selected trees. In order to achieve higher quality trees and an increased growth rate, Arauco applies strict selection criteria to the trees from which seedlings are produced. Seedlings are planted manually. Depending upon the species of tree to be planted and the nutrient and physical characteristics of the soil, a certain amount of ground preparation may be undertaken prior to planting. Other principal forest activities are thinning, pruning and harvesting.

Thinning (which consists of the selected culling of inferior trees from the plantation) occurs in two stages:

•	thinning to waste, where some thinned trees are chipped and used in pulp production; thinning to waste occurs after four to six years and results in an average reduction of the number of trees per hectare from 1,250 to approximately 700; and

•	commercial thinning, where thinned trees are used in pulp production or, depending on the quality of the particular land, as sawlogs; commercial thinning occurs at 10 to 12 years and results in an average reduction of the number of trees per hectare from 700 to approximately 450.

This high level of culling is economical because of the comparatively low cost of planting, the fact that a higher number of young trees provide each other with natural protection from the elements and because it allows a high degree of selection, leaving only the highest quality trees to be harvested.

Pruning involves removing branches, the source of knots, which are the main defect in sawn timber. Pruning results in a high-quality clearwood sawlog of 5.3 meters from each tree, and is conducted at the time of the first thinning, again two years later when trees are six to eight years old and a final time one year later, when trees are seven to nine years old. Eucalyptus plantations are neither thinned nor pruned.

Harvesting timber involves felling trees, removing branches from the logs, cutting the logs into appropriate sections and loading the logs onto trucks for transport to sawmills, pulp mills or ports for direct export. The lower section of the radiata pine tree, comprising the first seven to 12 meters, is used in sawmills and plywood mills or exported as sawlogs. The mid-section of the tree, comprising, on average, the next eight to 13 meters, is destined either for the sawmills or pulp mills, depending on its diameter and quality. The top section of the tree is used for pulp and MDF production.

Arauco keeps apprised of product demand and its current inventory levels, and matches harvests from sections of its plantations that will provide the optimal yield given its product requirements. This process involves the use of sophisticated operations research models and continual liaison between different operating areas of Arauco to ensure that correct amounts of timber of the required characteristics are supplied. Arauco replants as soon as practicable after harvesting, with an average period between harvesting and replanting of one year.

The following table illustrates on a hectare basis the extent of Arauco’s thinning, pruning and harvesting activities in Chile.

	1998	1999	2000	2001	2002
			(in hectares)
Thinning	34,935	30,787	30,737	35,039	33,824
Pruning	34,814	42,061	50,707	46,245	40,377
Harvesting	13,580	12,875	14,821	17,779	18,875

Arauco manages its forest activities in Chile, but hires independent contractors to perform the bulk of its operations, including planting, maintenance, thinning, pruning, harvesting, transportation and access road construction. Arauco commenced this practice in 1980 and currently has arrangements with more than 300 independent contractors, which in turn employ over 10,000 workers. Many of these contractors have had long-standing relations with Arauco. A substantial number of these contracts are awarded on the basis of competitive bids. Arauco believes that its arrangements with independent contractors provide greater flexibility and efficiency than performing such activities on its own.

The fact that Arauco’s forest holdings are geographically split by areas of farmland and native forests provides natural protection against the spread of certain diseases among its plantations. In addition, among its other activities, Bioforest, Arauco’s research and development subsidiary, has developed techniques to protect Arauco’s forests from pests and diseases. The most prevalent pest is the European pine shoot moth, which may damage the tips of the radiata pine resulting in deformations to the tree. Arauco controls this moth with biological methods. Specifically, Arauco introduced a parasitic wasp, the Orgilus Obscurator, which attacks only the European pine shoot moth. Other methods used to control pests include the mechanical removal of affected tips and the use of low toxicity chemical products. Other potential diseases and pests include a fungus called Dothistroma, which reduces a tree’s growth rate, and the Sirex insect, which attacks decaying trees and results in a thinned forest.

Arauco operates an extensive fire control organization, which interacts with those of other forestry companies, in order to ensure minimum fire damage. The operation consists primarily of a system of spotter towers, manned 24 hours a day during the summer months, from which spotters report the direction of any fire observed to a central command post, where the fire’s exact location is determined and an appropriate ground and/or aerial response is formulated. This system has limited fire damage to Arauco’s forests to an average of 0.38% of the plantations per year over the last five years. See “—Description of Property.”

Forest Production

Arauco harvested 8.8 million cubic meters of logs in Chile during the year ended December 31, 2002, consisting of 5.4 million cubic meters of sawlogs, 2.3 million cubic meters of radiata pine pulplogs and 1.1 million cubic meters of eucalyptus pulplogs and other logs. Arauco did not export any pulp logs during 2002, as substantially all of the pulplogs from its forests were used in Arauco’s pulp mills. During 2002, 4,748,755 cubic meters of sawlogs were used by Arauco’s sawmills and panel mills and 48,732 cubic meters of sawlogs were exported. Arauco also sold 532,876 cubic meters of sawlogs to unaffiliated domestic sawmills during the same period.

Domestic and Export Sales

The following table sets out Arauco’s sales revenue derived from exports and domestic sales for the years indicated.

	Year ended December 31,
	2000	2001	2002
	(in millions of U.S.$)
Export Sales
Bleached pulp	$580	$518	$466
Unbleached pulp	151	150	129
Sawlogs	3	0	3
Flitches	9	6	6
Sawn timber	133	117	155
Remanufactured wood products	78	99	128
Plywood and fiber panels	59	93	133
Posts	8	6	7
Other	5	—	—

Total export sales revenue	1,026	989	1,027

Domestic Sales
Bleached pulp	58	36	33
Unbleached pulp	3	1	2
Sawlogs	38	16	14
Pulplogs	11	11	7
Sawn timber	61	49	44
Remanufactured wood products	3	13	9
Chips	2	1	1
Electric power	4	3	5
Plywood and fiber panels	37	48	45
Other	17	6	1

Total domestic sales revenue	234	185	161

Total sales revenue	$1,260	$1,174	$1,188

The following table sets out a geographic market breakdown of Arauco’s export sales revenue for the years indicated.

	Year ended December 31,
	2000	2001	2002
	(in millions of U.S.$)
North America	$108	$188	$131
Central and South America	160	155	158
Asia	381	442	342
Europe	342	192	369
Others	36	11	26

Total	$1,027	$989	$1,026

Pulp

Arauco believes that it was Chile’s largest producer of bleached and unbleached softwood market pulp in terms of production in 2002. For the year ended December 31, 2002, pulp sales were U.S.$628.8 million, representing 52.9% of Arauco’s total sales revenue for the period.

Pulp obtained from wood fibers is used in the manufacture of printing and writing paper, hygienic and sanitary paper, board and packaging. Whether a specific kind of pulp is suitable for a particular end use depends not only on the type of wood, but also on the process used to transform the wood into pulp. Pulp made from softwoods, such as radiata pine, has long fibers and is used to provide durability and strength to paper products. Bleached pulp is used primarily for printing and writing papers and for tissue. Unbleached pulp is used primarily for linerboard (a packaging material). Pulp made from hardwoods, such as eucalyptus, has short fibers and is used in combination with long fiber in manufacturing paper products.

Arauco uses a chemical process, known as the “kraft” process, in its three pulp mills in Chile and the pulp mill in Argentina. The raw wood is in the form of pulplogs and chips, which are combined in the production process to produce pulp. The pulplogs are first debarked and chipped. The chips are then screened, mixed and cooked with chemicals in order to separate the bulk of the lignin from the wood fibers. After the material is screened and washed, it is then passed to high-density tanks. For bleached pulp, the next step is a five-stage bleaching process using chemicals, primarily chlorine dioxide. At the Arauco II and Licancel Mills, the bleaching process is preceded by an oxygen delignification stage. The fibers are then subjected to a final stage where the sheets are formed and subsequently dried and baled for transport to customers. The lignin and bark produced during this process is used to fuel the boilers that produce steam, providing heat and generating electricity for the mill. Arauco’s bleached pulp is bleached to a 90+ brightness level as measured by the International Standards Organization (“ISO”) test procedure, which is one of the industry’s measurement methods.

Pulp Mills

Arauco owns and operates three pulp mills in Chile, which had an aggregate annual production capacity at December 31, 2002 of approximately 1,240,000 metric tons, and in December 2001 it began construction of a fourth mill, the Valdivia Mill. No seasonal factors affect plant utilization. The pulp mills are kept running at full capacity throughout the year with eight to 10 days of maintenance scheduled every 12 months.

The following table sets out bleached and unbleached kraft pulp production in Chile by plant for each of the five years from 1998 through 2002.

	Year ended December 31
	1998	1999		2000	2001	2002
	(in thousands of metric tons)
Arauco Mill (bleached)
Arauco I	219	237		255	284	258
Arauco II	459	468		484	485	498
Constitución Mill (unbleached)	309	330		334	350	354
Licancel Mill (bleached)	—	14	(1)	118	110	113

Total	987	1,049		1,191	1,229	1,223

(1)	For the period from October 1, 1999, when Arauco began its administration of Licancel Mill, to December 31, 1999.

Arauco I. Arauco I, which was completed in 1972, is located in the heart of one group of Arauco’s radiata pine plantations in the Eighth Region in Chile, approximately 600 kilometers south of Santiago. Arauco I underwent a modernization between 1986 and 1989 which increased its annual capacity to 190,000 metric tons and substantially improved its automation and environmental controls, including the ability to produce elementary chlorine-free (“ECF”) pulp. Annual capacity increased to 290,000 metric tons of eucalyptus kraft pulp (“EKP”) or 200,000 metric tons of bleached kraft pulp (“BKP”) as a result of the Arauco 21 Project. In June 1998, Arauco began producing eucalyptus bleached pulp at Arauco I. It continues to produce pine bleached pulp as well.

Arauco II. Located at the same site as Arauco I, Arauco II was completed in 1991 with an annual production capacity of 350,000 metric tons. Arauco II’s pulping process is fundamentally the same as that of Arauco I, but includes technological improvements in its production process and environmental design. Arauco II is equipped to produce ECF pulp, which does not use chlorine gas. ECF pulp is also produced by a significant portion of Arauco’s competitors in each of the world’s major pulp producing regions. Annual capacity increased to 500,000 metric tons as a result of the Arauco 21 Project.

Constitución Mill. The Constitución Mill is located in the heart of another group of Arauco’s radiata pine forests in the Seventh Region in Chile, approximately 360 kilometers southwest of Santiago. In 1990 the plant underwent a modernization and expansion that increased its annual production capacity to 265,000 metric tons per year, making it the largest unbleached softwood market pulp mill in the world, and substantially improved its automation and environmental controls. In the following years, improved operational procedures and minor capital improvements expanded annual production capacity to approximately 350,000 metric tons.

Licancel Mill. Arauco acquired the Licancel Mill in September 1999 for U.S.$133 million. Licancel is a pulp mill located in Licantén, near Constitución, which is 250 kilometers south of Santiago. The mill has a production capacity of 160,000 tons of EKP or 130,000 tons of pine BKP. Like Arauco I and Arauco II, the Licancel Mill is equipped to produce ECF pulp. Arauco also acquired 29,000 hectares of radiata pine plantations in connection with its purchase of the Licancel Mill.

Valdivia Mill (under construction). See “—History of Arauco” and “—Capital Expenditures.”

A significant proportion of Arauco’s planned capital expenditures is focused on its pulp operations. These projects include the construction of the Valdivia Mill in an area with significant radiata pine and eucalyptus plantations. The Valdivia Mill has a projected annual production capacity of approximately 700,000 metric tons of bleached pulp, consisting of 300,000 metric tons of softwood pulp and 400,000 tons of eucalyptus pulp. Construction of the mill began in December 2001. See “—Capital Expenditures.” To date, costs have been below the amount budgeted. The mill is expected to start producing during the first quarter of 2004.

Itata Project. Arauco has proposed the construction of another industrial complex in southern Chile. As proposed, the project, known as the “Itata Project,” would include a pulp mill, a plywood mill, a sawmill and other wood processing facilities. The Company’s Board of Directors has approved the construction of the first phase of the Itata Project, consisting of a sawmill, a plywood mill and an energy complex for the supply of steam and energy. Construction of this first phase began in May 2003 with an estimated investment cost of approximately U.S.$120 million. The necessary environmental approvals for the proposed project have been obtained. However, the pulp mill has not received final approval from the Company’s Board of Directors, and there can be no assurance that the second phase of the project will be undertaken.

Production Costs

Based on information published by RISI, Arauco’s cash costs for softwood pulp production are significantly lower than the average costs of market pulp producers in Canada, the United States and Scandinavia, particularly with respect to timber and labor costs. While Arauco’s modern facilities result in depreciation exceeding that of such Northern Hemisphere producers, Arauco’s costs are still significantly lower than those of the average of its Northern Hemisphere competitors on a total delivered cost basis. The following table compares Arauco’s costs for the production of bleached softwood kraft market pulp with the average costs of market pulp producers in Chile and selected regions in the Northern Hemisphere for the year ended December 31, 2001.

	Bleached Softwood Kraft Pulp Producers’ Cost
	Arauco(3)	British Columbia Coast	British Columbia Interior	United States South	Sweden	Finland
	(in U.S.$ per metric ton for the year ended December 31, 2001)
Wood	108	150	131	128	175	193
Total chemicals	36	46	49	60	38	33
Labor	12	55	41	39	28	30
Others(1)	33	81	85	73	26	16

Total cash cost	189	332	306	300	267	272

Depreciation	68	48	35	63	36	50

Total mill cost	257	380	341	363	303	322

Transportation(2)	37	43	70	58	20	23

Total delivered cost	294	423	411	421	323	345

(1)	Includes energy, materials and other production costs.
(2)	Delivered Northern Europe.
(3)	Includes Chilean operations only.

Source: RISI World PULP Annual Historical Data, July 2002, except Arauco information, which is furnished by Arauco.

Sales

The world market for bleached softwood kraft market pulp during the year ended December 31, 2002 was approximately 19.2 million metric tons. Based on information published by RISI, Arauco believes that its production represented 5.4% of this market in 2002. During the year ended December 31, 2002, Arauco sold approximately 93.4% of its bleached pulp abroad, principally to customers in Asia and Western Europe. In the early 1990’s, sales were made primarily to Western Europe, but with the expanded capacity provided by Arauco II as it came on line starting in late 1991, Arauco has been able to diversify its customer base, especially in Asia. The domestic market in Chile is dominated by a single integrated pulp and paper manufacturer so that the Chilean market for bleached market pulp is relatively small.

The world production of unbleached softwood pulp is dominated by integrated manufacturers, leaving non-integrated companies, such as Arauco, with only a small percentage of total production. With a total world production of unbleached softwood kraft market pulp of 2.1 million metric tons for 2002, according to RISI, Arauco’s Constitución Mill was the world’s largest single producer, with 16.6% of the total market in 2002. During the year ended December 31, 2002, approximately 98.6% of Arauco’s total unbleached market pulp sales consisted of export sales. While for the last five calendar years Asia has been Arauco’s principal export market for unbleached market pulp, Arauco continually seeks niche markets for its product in Western Europe and the United States. Historically, Arauco’s sales in the domestic market have been less than 5% of its total unbleached pulp sales revenue.

The following table sets out by region the sales volumes of bleached and unbleached pulp for each of the five years from 1998 through 2002, excluding sales from Alto Paraná.

	Year ended December 31,
	1998	1999	2000	2001	2002
	(in metric tons)
Bleached Pulp
North and South America	35,093	55,783	60,559	60,933	82,873
Europe	269,996	276,775	277,307	290,980	322,038
Asia	391,139	488,352	299,890	635,295	473,740
Other	—	—	11,935	15,036	11,156

Total	696,228	820,910	649,691	1,002,244	889,807

Unbleached Pulp
North and South America	26,619	26,785	34,156	29,521	24,398
Europe	21,303	17,500	13,877	12,598	13,558
Asia	230,831	312,767	223,848	377,897	311,406
Other	8,147	1,998	9,409	3,519	—

Total	286,900	359,050	281,290	423,535	349,362

While there are many grades and varieties, pulp is a commodity that is marketed primarily on the basis of price and service. In marketing its pulp, Arauco seeks to establish long-term relationships with non-integrated end users of pulp by providing a competitively-priced, high-quality, consistent product and excellent service. The consistency of Arauco’s Chilean pulp derives from its state-of-the-art mills and its use of a single species of tree, in contrast to pulp producers in some of the world’s major softwood pulp producing regions that use a mix of different species depending on availability and seasonality. Arauco’s bleached pulp is marketed under the brand names “Arauco” and its unbleached pulp under the brand name “Celco.”

Prices for bleached softwood kraft market pulp produced from radiata pine generally fluctuate depending on prevailing world prices, which historically have been cyclical. The fluctuations generally depend upon worldwide demand, world production capacity, the business strategies adopted by major forestry, pulp and paper producers and the availability of substitutes. See “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Overview” and “—Prices.”

Prices in the world market for unbleached kraft market pulp are determined by a small number of producers and customers. While Arauco runs its pulp mills at capacity, Arauco varies its inventory of unbleached pulp depending on the prevailing market price.

The following table sets forth Arauco’s Chilean bleached and unbleached pine pulp prices (CIF) per metric ton at the indicated dates, during the years set out below.

	1998	1999	2000	2001	2002
	(U.S.$ per metric ton)
Bleached Pulp
March 31	422	419	622	456	360
June 30	504	479	666	408	439
September 30	425	523	684	365	448
December 31	397	596	644	378	414

Unbleached Pulp
March 31	360	362	537	361	348
June 30	436	403	580	348	405
September 30	382	430	542	342	379
December 31	327	487	426	370	361

In accordance with customary pulp market practice, Arauco does not have long-term sales contracts with its customers, but rather maintains long-standing relationships with its customers pursuant to which agreement is reached from time to time on specific volumes and prices. The Company has a diversified customer base located throughout the world, totaling more than 480 clients. The Company employs more than 20 sales agents to represent it in more than 50 countries, but its worldwide sales network is managed from its Santiago headquarters.

Forestry Products

Arauco’s forestry products are sawlogs and pulpwood. As a result of Arauco’s forest management policies and the increasing maturity of Arauco’s plantations in Chile, Arauco’s plantations are yielding increasing volumes of forestry products, particularly clear wood. As the volume of clear wood has grown, Arauco has broadened its range of forestry products. For the year ended December 31, 2002, sales of forestry products were U.S.$31 million, representing 2.6% of Arauco’s total sales revenue for the period.

Sawmills

Arauco’s sawmill products are sawn timber (green and kiln-dried lumber) and remanufactured wood products. For the year ended December 31, 2002, sales of sawmill products were U.S.$343.9 million, representing 29.0% of Arauco’s total sales revenues for the period.

As of December 31, 2002, Arauco owned 11 sawmills in Chile and one in Argentina, with an aggregate annual processing capacity at December 31, 2002 of approximately 4,300,000 cubic meters of sawlogs and an aggregate annual production capacity at December 31, 2002 of approximately 2,510,000 cubic meters of lumber. Arauco’s 11 sawmills in Chile are operated by contractors, which are not related to Arauco or to each other. Arauco operates its sawmills in coordination with its forestry and sales operations, since its sawn timber is generally produced in accordance with customer specifications. All of the sawmills are located near Arauco’s radiata pine plantations. As of December 31, 2002, Arauco also owned five remanufacturing facilities that reprocess the sawn timber into remanufactured wood products, with an aggregate annual production capacity of approximately 325,000 cubic meters.

In the last quarter of 1999 and the first quarter of 2000, Arauco completed construction of two new high production capacity sawmills, the first, the Horcones II Sawmill, in the province of Arauco, Chile and the second, the Misiones Sawmill, in the province of Misiones, Argentina. Arauco’s total investment in these projects was approximately U.S.$52 million. The Horcones II Sawmill commenced partial operations in September 1999 and was fully operational by December 1999, with an annual production capacity of 220,000 cubic meters of sawn timber. The Misiones Sawmill commenced operations in April 2000 and has an annual production capacity of 300,000 cubic meters of sawn timber. During 2002, this mill produced 210,000 cubic meters of sawn timber. The Cholguán sawmill, located 150 kilometers east of Arauco with a production capacity of 300,000 cubic meters of lumber per year, was acquired by Arauco in March 2000 through its acquisition of Cholguán.

Aserraderos Arauco was established in June 1993 to centralize management and control production at Arauco’s sawmill and remanufacturing operations. Prior to that time, Arauco leased its mills to independent third-party operators that could sell into the domestic market any products that Arauco did not purchase for export. All of Arauco’s sawmill and remanufacturing facilities are currently run by independent contractors that are paid sawing services fees calculated on a fixed and variable basis depending on productivity, with price renegotiations in the event of material changes in costs or productivity. Each independent contractor operates exclusively for Arauco and only with respect to one sawmill facility and, at the mills that have adjacent remanufacturing facilities, one remanufacturing facility. The 11 independent contractors that operate Arauco’s Chilean sawmills employed 3,230 employees at December 31, 2002 and the five independent contractors that operate Arauco’s Chilean remanufacturing facilities employed 1,740 employees at December 31, 2002. Arauco believes that its arrangements with independent contractors provide it with greater flexibility and efficiency than performing such activities on its own.

A log merchandising facility located at the same site as the Horcones I Mill described below was completed in early 1997. This facility cuts and classifies wood destined for the plywood facility, the sawmills, the export market or the pulp mills.

The following is a brief description of Arauco’s sawmills and remanufacturing facilities on the basis of their production capacity. Processing capacity measures a facility’s input, while production capacity measures its output. Typically, a facility’s production capacity is 45% to 50% smaller than its processing capacity.

Araucana. This sawmill processes logs to produce sawn timber, including high-grade sawn timber for remanufacturing and flitches. It has an annual production capacity of 125,000 cubic meters of lumber.

Cholguán. This sawmill was acquired in March 2000 and has an annual production capacity of 300,000 meters of lumber, as well as drying kiln facilities and two remanufacturing facilities with an annual production capacity of 45,000 cubic meters of remanufactured wood products. This sawmill also has a special facility for making laminating beams, with an annual production capacity of 6,000 cubic meters and drying facilities with an annual production capacity of 220,000 cubic meters.

Colorado. This sawmill, which was expanded in 1995 and has an annual production capacity of 320,000 cubic meters of lumber, produces “green” sawn timber (or sawn timber that is not kiln dried) for the Japanese and Middle Eastern markets, as well as the domestic market. It also has drying facilities with an annual production capacity of 170,000 cubic meters.

El Cruce. This sawmill was acquired in March of 1999 and has an annual production capacity of 80,000 cubic meters of lumber, as well as remanufacturing facilities.

Escuadrón. This sawmill was acquired by Arauco in 1976 and modernized in 1994. Its annual production capacity is 90,000 cubic meters of lumber, and it produces all types of sawn timber. It also has drying kilns with an annual production capacity of 80,000 cubic meters.

Horcones I. This sawmill started production in the third quarter of 1996. It has an annual production capacity of 320,000 cubic meters of lumber. It also has drying kilns with an annual production capacity of 400,000 cubic meters and a remanufacturing facility with an annual production capacity of 110,000 cubic meters of remanufactured wood products.

Horcones II. This sawmill has an annual production capacity of 220,000 cubic meters of lumber, as well as drying kiln facilities. It commenced operations of its drying kiln facilities in September 1999 and was fully operational by December 1999, with an annual production capacity of 200,000 cubic meters.

Coelemu. This sawmill was acquired by Arauco in 1991 and has an annual production capacity of 80,000 cubic meters of lumber. Much of the mill’s production is sold into the Japanese market for thin and narrow sawn timber.

Mariquina. This sawmill started production in the fourth quarter of 1996 and has an annual production capacity of 300,000 cubic meters of lumber. It also has drying facilities with an annual production capacity of 180,000 cubic meters of remanufactured wood products and a remanufacturing facility with an annual production capacity of 36,500 cubic meters of remanufactured wood products.

Misiones (Argentina). Construction of this sawmill was completed in the first quarter of 2000. It has an estimated annual production capacity of 300,000 cubic meters of lumber. It is also equipped with drying kilns with an annual production capacity of 300,000 cubic meters and a remanufacturing facility with an annual production capacity of 36,000 cubic meters of remanufactured wood products.

Mutrún. This sawmill, which was modernized in 1992, has an annual production capacity of 125,000 cubic meters of lumber. It is also equipped with drying kilns with an annual production capacity of 80,000 cubic meters.

Viñales. This sawmill started production in the second quarter of 1994. It has an annual production capacity of 250,000 cubic meters of lumber. It is also equipped with drying kilns with an annual production capacity of 200,000 cubic meters and a remanufacturing facility with an annual production capacity of 120,000 cubic meters of remanufactured wood products.

Panels

Arauco’s panel products are plywood and fiber panels. In October 1997, Arauco’s subsidiary, Paneles Arauco, completed construction of a plywood facility in the Arauco province at an estimated total cost of U.S.$44 million. The facility reached its projected annual processing capacity of 230,000 cubic meters of logs during the second half of 1998. During 2000, Arauco completed the construction of a second production line with an annual production capacity of 200,000 cubic meters of plywood, which expanded the annual total production capacity of the facility to 340,000 cubic meters of plywood. This second line had a total cost of U.S.$30 million. During 2002, the facility produced a total of 310,122 cubic meters of plywood.

For the year ended December 31, 2002, sales of panels were U.S.$178.4 million, representing 15.0% of Arauco’s total sales revenues for the period.

Cholguán’s subsidiary Maderas Prensadas Cholguán S.A. (“Maderas Prensadas”), which runs the Cholguán HB Mill (the “Cholguán HB Mill”), became a subsidiary of Arauco through Arauco’s acquisition of Cholguán. Through a tender offer for the shares of Maderas Prensadas not previously held by Cholguán, Cholguán became the owner of 96.6% of Maderas Prensadas at the close of the offer on May 31, 2000. The Cholguán HB Mill has an annual production capacity of 60,000 tons per year.

At the time of the Cholguán acquisition, Maderas Prensadas held 50% of the shares of Trupán, which owned the Trupán MDF mill, which had an annual production capacity of 145,000 cubic meters per year. In March 2000 Maderas Prensadas bought the remaining 50% of the shares of Trupán from Carter Holt Harvey International Limited (Chile) through the exercise of an option. As a result, Trupán became a substantially wholly-owned subsidiary of Arauco. In October 2000, Trupán was merged with Paneles Arauco S.A., with Trupán as the surviving entity. In October 2000, Trupán changed its name to “Paneles Arauco S.A.”

During the third quarter of 2002, Arauco began operations at two new MDF mills, one in Chile (“Trupan II”) and one in Argentina, with a capacity of 250,000 cubic meters each. These mills were built at a combined investment of U.S.$135 million.

With the inauguration of these two new mills, Arauco’s total annual production capacity now exceeds a million cubic meters, placing it among the main companies in Latin America in the wood panel business:

Sales

The following table sets out Arauco’s forestry and wood products sales to unaffiliated third parties by category for each of the five years from 1998 through 2002.

	Year ended December 31,
	1998	1999	2000	2001	2002
	(in thousands of cubic meters)
Sawlogs	1,250	1,252	989	515	585
Pulplogs	489	526	516	451	419
Sawn timber	835	915	1,078	1,190	1,510
Remanufactured wood products	92	157	185	273	248
Plywood and fiber panels	68	115	314	466	643

Exports accounted for 78.2% of Arauco’s total sales revenues of panels, forestry and wood products for the year ended December 31, 2002. Arauco sells sawlogs primarily to Korea and the Middle East, sawn timber to Japan, the Middle East and the United States, and remanufactured wood products to the United States and Japan.

Alto Paraná

In December 1996, Arauco acquired a 96.04% interest in Alto Paraná, a company headquartered in Buenos Aires, Argentina, that manufactures and sells bleached softwood kraft market pulp in Argentina and the export market. In 2002, Alto Paraná produced 322,770 metric tons of pulp at its mill and realized revenues from such sales of approximately U.S.$132.8 million. In December 1997, Arauco acquired a 97.58% interest in Misiones, an Argentine forestry company. Each such acquisition has been accounted for under the purchase accounting method in accordance with U.S. GAAP. As a result of Arauco’s subsequent acquisitions of stock in the two companies, immediately prior to the merger of Misiones into Alto Paraná in December 1999, Arauco held a 99.98% interest in Alto Paraná and a 99.98% interest in Misiones. Alto Paraná remains a 99.98% subsidiary of the Company.

Pulp Mill and Properties

Alto Paraná’s principal assets are its pulp production facility, located on the Paraná River in the Province of Misiones, Argentina, its cultivated forest lands, which serve as a source of raw materials for the production of softwood pulp, the Misiones Sawmill and an MDF mill, which started operations during the third quarter of 2002.

Alto Paraná’s softwood pulp mill is located approximately 1,300 kilometers northwest of Buenos Aires in Puerto Esperanza, a province of Misiones, Argentina, a region whose soil and climate are favorable for the rapid growth of pine trees. The Alto Paraná mill, which commenced operations in November 1982, is the only bleached softwood kraft market pulp facility in Argentina. The mill has a production capacity of 340,000 tons of pulp per year, which currently represents almost all of total bleached softwood pulp production capacity in Argentina. The mill produced:

•	306,649 metric tons in 2000;

•	299,628 metric tons in 2001; and

•	322,770 metric tons in 2002.

Through Alto Paraná, Arauco owned approximately 200,989 hectares of forest and other land in Argentina and Uruguay as of December 31, 2002. Of these, 173,307 were located in the Province of Misiones, Argentina and the balance in Uruguay. Of these 200,989 hectares, approximately 90,800 hectares are planted with taeda pine as well as elliotti pine (a species of softwood which has a growth rate similar to that of radiata pine). The balance includes plantings of other species of trees, land to be planted, protected areas and natural forests. The majority of Arauco’s Argentine pine is under 15 years old.

In December 2002, Alto Paraná won a bid for 60,000 hectares of forestry land and plantations sold by the Argentine company Perez Companc. Alto Paraná agreed to pay U.S.$40 million for the land, which is located in Argentina, close to Alto Paraná’s operations. The transaction is still subject to the approval of the Argentine antitrust authorities. Alto Paraná expects to acquire additional land depending on price and location; however, there can be no assurance that Alto Paraná will be able to acquire land at its desired price or location.

The following table sets out the number of hectares and types of uses of Arauco’s land holdings in Argentina at December 31, 2002.

Arauco’s Argentine Forest Reserves

	At December 31, 2002
	Total	Distribution
	(in hectares)	(percentage)
Taeda & Elliotti Pine Plantations(1)
0-5 years	46,900	23.3%
6-10 years	10,882	5.4
11-15 years	10,905	5.4
16-20 years	9,313	4.6
21+ years	12,800	6.4

Subtotal	90,800	45.2
Araucaria	3,277	1.6
Eucalyptus	5,358	2.7
Land for plantations	23,219	11.6
Land for other uses(2)	78,335	39.0

Subtotal	110,189	54.8

Total	200,989	100.0%

(1)	All years are calculated from the date of planting.
(2)	Includes roads, fire, breaks, native forests and yards.

Alto Paraná owns a sawmill, Aserradero Misiones, with an annual production capacity of 300,000 cubic meters of lumber, and an MDF mill with an annual production capacity of 250,000 cubic meters. Both are located in Puerto Piray, 50 kilometers south of Puerto Esperanza in the Province of Misiones, Argentina.

Costs

Arauco believes that Alto Paraná is a low cost producer of softwood kraft pulp, due mainly to its low chemical and wood costs. The favorable climate and soil conditions in the province of Misiones, Argentina, enable Alto Paraná to harvest its softwood pine trees in only 16 years, while harvest rotations for pine trees in the Northern Hemisphere typically range from 18 to 45 years.

Alto Paraná’s business strategy is to be a low cost producer of high quality bleached softwood kraft market pulp and forestry and wood products with a diversified customer base. It seeks to operate its production facilities profitably and at a high level of capacity utilization, even during periods of low prices.

In early 2002, the Argentine government changed from a fixed exchange rate, where the Argentine peso was tied to the U.S. dollar on a one-to-one basis, to a floating exchange rate. The Argentine peso devalued by approximately 70% as a result. During the first half of 2003, this tendency has reversed and the Argentine peso has begun to appreciate against the dollar.

Since most of Alto Paraná’s fixed costs are Argentine peso-denominated, the devaluation led to reduced costs, as measured in U.S. dollars. At the same time, the devaluation led to a loss on Argentine peso-denominated assets, resulting in a net loss for 2002.

Sales

Alto Paraná’s operations are equidistant from Buenos Aires, Argentina and Sao Paulo, Brazil. As a result, the Company believes that Alto Paraná is well positioned to benefit from future growth in the Mercosur market. Excluding Latin America, Alto Paraná’s principal markets are in Europe and Asia. The following table sets out by region the pulp sales volumes of Alto Paraná for 1998 through 2002.

	Year ended December 31,
	1998	1999	2000	2001	2002
			(in metric tons)
Latin America	174,217	168,857	193,826	165,456	195,598
Europe	92,873	91,592	78,032	101,205	98,227
Asia	4,638	1,992	2,194	21,951	25,344
Other	6,946	7,407	12,508	6,167	6,617

Total	278,674	269,848	286,560	294,779	325,786

Alto Paraná does not have long-term sales contracts with its customers, but rather maintains long-standing relationships with its customers pursuant to which agreement is reached from time to time on specific volumes and prices. In response to the current Argentine economic crisis, Alto Paraná is increasing the proportion of its sales which are directed to other markets, while continuing to provide products to its long-standing Argentine clients.

Competition

Arauco experiences substantial worldwide competition in each of its geographical markets and in each of its product lines. Several of its competitors are larger than Arauco and may have greater financial and other resources.

Arauco faces competition in its pulp sales from one other major Chilean producer and from long-fiber pulp producers in other regions, particularly Canada, the United States, New Zealand and the Scandinavian countries for bleached market pulp, and South Africa, the United States, Portugal and New Zealand for unbleached market pulp. Arauco has been able to compete successfully because of its reputation for dependable service and its low production costs, which provide it with a competitive price advantage. Arauco has begun to produce short fiber pulp, which is made from eucalyptus, in limited volumes, in an effort to diversify its product line and to reach new markets. Arauco faces competition largely from Brazilian and Indonesian producers for its new short fiber pulp product.

Arauco’s principal competitors in the forestry and wood products markets are the major European, North American, New Zealand and Chilean forestry companies. Arauco believes that its relatively low cost of wood, its operating efficiencies, such as in transportation, its ability to customize orders, its domestic and off-shore sales and marketing organizations and the versatility of radiata pine allow it to compete effectively in the world market for forestry and wood products.

Transportation, Storage and Distribution

In order to remain competitive with pulp suppliers elsewhere in the world, Arauco ships pulp to various distribution centers around the world from which final delivery to the customer is made. Historically, Arauco and other Chilean pulp and forestry products producers have coordinated their transportation requirements in order to achieve larger lots to fill specially designed pulp and log ships and thus obtain competitive freight rates.

The Company’s subsidiary Servicios Logísticos Arauco manages all of Arauco’s Chilean port activities. Work is performed by independent contractors, who receive the pulp and forestry products at the port and prepare shipments. The principal Chilean ports used by Arauco are:

•	San Vicente and Talcahuano, which are both state-owned ports in the Concepción area and through which Arauco shipped approximately 25.8% of its aggregate export volume during 2002;

•	Lirquén, a private port in Concepción in which Arauco has an equity interest of 20.1% and through which Arauco shipped approximately 21.4% of its aggregate export volume during 2002; and

•	Coronel, a private port located between Concepción and Arauco which opened in July 1996 and which Arauco constructed as part of a consortium with five other companies; Arauco shipped approximately 49.5% of its aggregate export volume through this port in 2002.

These ports are approximately 60 kilometers from the Arauco Mill and 300 kilometers from Constitución Mill. Arauco has a pulp storage warehouse at Concepción with a capacity of 60,000 metric tons and a pulp storage warehouse at the port of San Vicente which has a capacity of 21,000 metric tons.

Arauco ships pulp to various ports in Europe, North and South America and Asia and, as is customary in the pulp industry, it stores some stock in those ports. Standard storage terms provide that Arauco is entitled to a certain period of storage free of charge. Arauco seeks to ensure that such initial period is not exceeded for each shipment. Arauco uses 18 foreign ports which have warehouse facilities available. At December 31, 2002, Arauco had approximately 122,036 metric tons in storage in warehouses at foreign ports.

Arauco believes that its shipping costs are broadly comparable with those of its international competitors, notwithstanding Chile’s greater distance from Europe, because of the proximity of its plantations and mills to the Pacific coast and the economies of scale achieved through its coordinated shipments with other Chilean producers.

Alto Paraná’s finished products generally are marketed on a CIF price basis and transported by common carriers. Timely and economical delivery of finished products to its customers are important factors in Alto Paraná’s ability to compete effectively. Most orders are shipped from the Puerto Esperanza mill almost immediately after they are produced, either by truck or railway.

Description of Property

Arauco’s principal properties consist of land and production plants and facilities, the majority of which are located in Chile. As of December 31, 2002, Arauco owned approximately 921,793 hectares of land in Chile, over 602,673 hectares of which consist of forest plantations, and 200,989 hectares of land in Argentina, of which 99,435 consist of forest plantations. Arauco additionally owns various plants and facilities, including pulp mills, panel mills, sawmills and remanufacturing facilities in Chile and one pulp mill, one sawmill and one MDF mill in Argentina. See “Item 4. Information on the Company—Description of Business—Pulp”, “—Sawmills” and “—Panels.”

Consistent with industry practice, Arauco maintains fire insurance coverage for all its Chilean forest holdings but does not insure against pests or disease. Its insurance covers timber loss, either at replacement cost or commercial value, depending on the age of the trees affected. Arauco also carries insurance, consistent with industry practice, covering its Chilean production plants, facilities and equipment. Such insurance includes coverage in the event of fire, explosion or natural disaster for 12 months’ profits (18 months in the case of a boiler explosion in Arauco’s Chilean pulp mills). All of Arauco’s Chilean insurance policies covering its forest holdings and production plants, facilities and equipment have been entered into with Compañía de Seguros Generales Cruz del Sur S.A. (“Cruz del Sur”), an affiliated company. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

Alto Paraná does not maintain fire insurance for its timber assets because the Company believes that the risk of damage from fire is low because Argentina receives significant amounts of rainfall, particularly during the summer months. Alto Paraná carries insurance covering its mills and its equipment in the event of fire, explosion or natural disaster.

For a description of environmental issues that may affect the Company’s utilization of its assets, see “Item 4. Information on the Company—Government Regulation.”

CAPITAL EXPENDITURES

In order to utilize its increasing volumes of forest production, Arauco has continually added on to, expanded and modernized its processing facilities. Arauco’s planned capital expenditures include the construction of the Valdivia Mill in the Tenth Region of Chile for the production of bleached pulp. This facility is expected to be completed in the first quarter of 2004 with a projected annual capacity of approximately 700,000 metric tons of bleached pulp. Construction of the mill began in December 2001. The project is expected to require capital expenditures of approximately U.S.$600 million, to be funded with a mix of debt and the Company’s general cash flows, of which approximately U.S.$173.8 million had already been paid as of December 31, 2002.

Aggregate capital expenditures were U.S.$263.6 million for 2000, consisting primarily of U.S.$110.8 million in investments in the wood products business (including the second plywood line), U.S.$99.8 million in investments in the pulp business and U.S.$52.9 million in investments in the forestry area.

Aggregate capital expenditures were U.S.$223.8 million for 2001, consisting primarily of U.S.$110.4 million in investments in the pulp business, U.S.$58.8 million in investments in the wood products business and U.S.$53.3 million in investments in the forestry area.

Aggregate capital expenditures were U.S.$330.8 million for 2002, consisting primarily of U.S.$235.7 million in investments in the pulp business (including the first stage of the Valdivia Mill Project), U.S.$51.6 million in investments in the wood products business and U.S.$40.5 million in investments in the forestry area.

During the third quarter of 2002, Arauco began operations at two new MDF mills, one in Chile and one in Argentina. These plants were built through an aggregate investment of U.S.$135 million.

In the wood products sector, Arauco expects to build an average of one sawmill every two years during the next decade, each to have an annual production capacity of approximately 250,000 cubic meters of sawn timber, with total capital expenditures of approximately U.S.$20 million each, to be funded with the Company’s general cash flows.

The capital expenditures described above represent amounts accrued for purposes of Arauco’s financial statements and do not necessarily represent the cash cost of capital expenditures during the period.

Arauco believes that cash flow generated by operations, cash balances, borrowings from commercial banks, export credit agencies and multilateral lending agencies, debt offerings in the domestic and international capital markets, will be sufficient to meet Arauco’s working capital, debt service and capital expenditure requirements for the foreseeable future.

GOVERNMENT REGULATION

Environment

Arauco’s policy is to maintain high standards of environmental performance and to comply with all applicable environmental laws and regulations. Arauco believes that it is in material compliance with all governmental environmental requirements affecting its facilities and products.

In 2002, Arauco incurred annual operating expenditures of approximately U.S.$1.6 million on environmental management and improvement programs, in addition to varying amounts of annual capital expenditures for such purposes, which totaled approximately U.S.$8.1 million, including expenses related to the Valdivia Mill Project. Arauco believes that expenditures on environmental management and improvement programs can be expected to increase in the future.

Chile. Chilean companies, including Arauco, are subject to numerous national and local environmental laws, regulations, decrees and municipal ordinances concerning, among other things, health, the handling and disposal of solid and hazardous wastes and discharges into the air and water. Chilean environmental regulations have become increasingly stringent in recent years, particularly for the approval of new projects, and this trend is likely to continue. Arauco has made and will continue to make substantial expenditures to comply with such environmental laws, regulations, decrees and ordinances.

Chilean legislation to which Arauco is subject include the Chilean Environmental Law, which was enacted in 1994 and entered into effect in April 1997 after publication of the related regulations. The Chilean Environmental Law created the Comisión Nacional del Medio Ambiente (the National Environmental Commission or “CONAMA”)

and Comisiones Regionales del Medio Ambiente (the Regional Environmental Commissions or “COREMA”), which are agencies of the Secretaría General de la Presidencia (the “Ministry of the Presidency”), having responsibility for, among other things, coordinating existing environmental regulations and evaluating environmental impact studies. Under this law, Arauco is required to conduct environmental impact studies of any future projects or activities that may effect the environment. These regulations also establish procedures for private citizens to object to the plans or studies submitted by project owners.

In addition to the evaluation of environmental impact studies, CONAMA and COREMA also oversee the implementation of projects in accordance with their environmental impact statements. Under the Chilean Environmental Law, affected persons, including private citizens, as well as public agencies and local governmental authorities can sue to enforce environmental compliance. Enforcement remedies include temporary or permanent closure of facilities and fines. As a result, application of the environmental laws may adversely affect the manner in which Arauco seeks to implement its business strategy and, to a certain extent, Arauco’s ability to realize its strategy.

Argentina. Alto Paraná is subject to Argentine environmental legislation, including regulation by municipal, provincial and federal governmental authorities. Alto Paraná has incurred and expects to incur significant capital and operating expenditures to comply with applicable environmental laws and regulations. Arauco believes that Alto Paraná is currently in material compliance with all applicable local and national environmental regulations governing the operations of its pulp mill and forestry operations.

Water used or recovered in the production process is treated and purified before being returned to the Alto Paraná River at the proper temperature. All gaseous emissions are scrubbed to ensure satisfactory levels of waste particle recovery and odor removal. Regular testing of river and air quality is used to monitor the ultimate impact of the mill on the environment.

Forestry Regulation

Chile. The management and exploitation of forests in Chile is regulated by the Forests Law of 1931, as amended (the “Forests Law”), and Decree-Law No. 701 of 1974, as amended (“Decree-Law 701”). The Forests Law and Decree-Law 701 impose a variety of restrictions on the management and exploitation of forests. Forestry activities, including thinning, on land which is designated as preferably suited for forests or which has natural or planted forest, are subject to management plans that require the approval of the Corporación Nacional Forestal (the National Forestry Corporation, or “CONAF”). In addition, the Forests Law and Decree-Law 701 impose certain standards for the prevention of forest fires as well as fines for the harvesting or destruction of trees and shrubs in violation of the terms of a forest management plan. Arauco believes that it is in material compliance with the Forests Law and Decree-Law 701.

Decree-Law No. 701 granted a subsidy to persons who plant forests on lands specifically designated as preferably suited for such purpose pursuant to a forest management plan approved by CONAF. These benefits expired on December 31, 1995. Law No. 19,561 extended the subsidy provided by Decree-Law 701 for 15 years, but such extension only benefits small landowners and owners of eroded land, and such extension is only available once for each area of land. Even without such benefits, Arauco believes that the potential profits to be earned from its plantations will support the resulting higher cost structure, and thus continued planting during 2002.

The Chilean Congress is currently considering a bill which provides for the management and conservation of native tree forests and forest development (the “Recuperation Bill”). The Recuperation Bill would establish a fund for the conservation and sustainable management of native forests. Owners of native forests would be able to participate so long as they had a management plan approved by CONAF. Depending on the owner’s approved plan, as well as other factors, the subsidy provided by the fund would be between U.S.$200 and U.S.$400 per hectare. The Recuperation Bill would prohibit the harvesting of native trees in certain areas and under certain conditions. The possible effect of this bill on the business of Arauco, if any, cannot be quantified, but management believes it will not have an adverse effect. Currently Arauco does not perform clear cutting of native forest or any cutting in areas surrounding rivers and streams, areas of notable environmental interest or areas with particularly fragile soil conditions. See “—Environment.”

All of Arauco’s forest activities have the environmental certification ISO 14001. Arauco is also undergoing certification in Chile for the National Standard for Sustainable Forest Management (CERTFOR), which is a member of the Pan European Forest Certification (PEFC). Arauco expects to complete the certification process during the second half of 2003.

Argentina. The management and exploitation of forests in Argentina is regulated by National Law 13,273, National Law 25,080, National Decree 710, Provincial Law No. 854 and other regulations promulgated thereunder, which collectively constitute the “Regulatory Framework.” The Regulatory Framework imposes a variety of restrictions on the management and exploitation of forests in Argentina. The Regulatory Framework regulates the replanting of land after harvesting. Alto Paraná believes that it is in material compliance with the Regulatory Framework.

National Law 25,080 provides, among other benefits, for subsidies to individuals and companies for the recovery of a portion of their costs in planning and managing forest land. These subsidies are not material to Alto Paraná, however, as they are only available with respect to a maximum of 500 hectares per year.

In June 2002, Alto Paraná certified its Forestry Operations under ISO 14001 Certification.

Item 5. Operating and Financial Review and Prospects.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion is based on Arauco’s consolidated financial statements, including the notes thereto, included elsewhere herein, and should be read in conjunction therewith. The consolidated financial statements are prepared in U.S. dollars in accordance with U.S. GAAP.

Overview

Arauco derives its sales revenue from the sale of bleached and unbleached pulp and forestry and wood products, such as sawlogs, pulpwood, sawn timber, remanufactured wood products and panels. For 2002, export sales constituted approximately 86.4% of Arauco’s total sales revenue, and were made primarily to Europe, Asia and the United States, Central and South America, and, to a lesser extent, Africa and the Middle East. Sales of pulp constitute the single largest component of Arauco’s sales revenue. As with many commodities, pulp, and accordingly Arauco’s sales revenue, is subject to cyclical fluctuations in price determined by global supply and demand. World prices for forestry and wood products, which are also generally marketed as commodities, fluctuate significantly.

Although prices tend to have the most significant effect on Arauco’s results of operations, sales volume and product mix, costs, and exchange rate fluctuations also can have a substantial impact on Arauco’s results.

Arauco’s business and results of operations are, to a large extent, dependent on the level of economic activity, government and foreign exchange policies and political and economic developments in its principal export markets. In 2002, approximately 94.5% of Arauco’s total pulp sales and approximately 78.2% of its total panels, forestry and wood product sales were attributable to exports, principally to customers in Asia and Europe. Arauco’s business, earnings and prospects may be materially affected by developments with respect to inflation, interest rates, currency fluctuations, protectionism, government subsidies, price and wage controls, exchange control regulations, taxation, expropriation, social instability or other political, economic or diplomatic developments in these export markets.

At December 31, 2002, approximately 74.6% of Arauco’s long-lived assets were located in Chile and approximately 25.4% were located in Argentina. In 2002, approximately 10.6% of Arauco’s consolidated sales revenue was derived from sales in Chile and approximately 2.9% was derived from sales in Argentina. Accordingly, Arauco’s financial condition and results of operations are to a certain extent dependent upon the economic conditions in Chile and Argentina.

The Chilean economy grew every year between 1984 and 1998, expanding at a real average annual rate of approximately 7.3% from 1990 through 1998. Despite its growth, it has remained smaller than the economies of certain other Latin American countries. In 1999, the Chilean economy contracted at a real rate of 0.8%, compared to growth of 3.2% in 1998. The unemployment rate during the fourth quarter of 1999 reached 8.9%. In 2000 and 2001, the Chilean economy showed some signs of recovery, such as gross domestic product growth of 4.2% in 2000 and 3.1% in 2001, but slowed to 2.1% in 2002. Unemployment remained high, reaching 7.9% in the fourth quarter of 2001 and averaging 9.0% during 2002. There can be no assurance that future developments in the Chilean economy will not impair Arauco’s ability to proceed with its strategic plan or its business, financial condition or results of operations. Arauco’s financial condition and results of operations could also be adversely affected by changes in economic or other policies of the Chilean government (which has exercised and continues to exercise a substantial influence over many aspects of the private sector) or other political or economic developments in Chile, as well as regulatory changes or administrative practices of Chilean authorities, over which Arauco has no control.

Since 1999, the Argentine economy has been in an economic recession marked by reduced levels of consumption and investment and an elevated unemployment rate. The Argentine gross domestic product decreased by 3.4% in 1999, 0.8% in 2000, 4.4% in 2001 and 10.9% (estimated) in 2002. In December 2001, amid public demonstrations and the resignation of the Argentine President, Argentina declared a suspension on payment of its foreign debt. In early 2002, Argentina released the Argentine peso from its one-to-one peg to the dollar and allowed the exchange rate to float, resulting in a 49.6% devaluation of the Argentine peso from January 1, 2002 to December 31, 2002. The ongoing economic crisis may have an adverse effect on Arauco’s Argentine operations and, as a result, Arauco’s overall financial condition and results of operations.

Prices

Arauco’s sales revenue in recent years has been affected by price level volatility in the export market. The prices for each of Arauco’s pulp products and forestry and wood products depend on the markets in which they are sold; while prices are generally similar for a given product on a global basis, more regionalized market conditions affect prices in markets such as Asia, Europe and the United States.

The prices that Arauco is able to obtain for its pulp products depend on prevailing world prices, which historically have been cyclical, with prices subject to significant fluctuations over relatively short periods of time depending on worldwide demand, world production capacity, the business strategies adopted by major integrated forestry, pulp and paper producers and other major producers and the availability of substitutes. All of these factors are beyond Arauco’s control.

As a result of industry overcapacity and recession in many of the world’s economies, the worldwide pulp and paper industry experienced a period of low prices, beginning in early 1990, through the first quarter of 1994. In 1994 prices began to increase, reaching a peak during the third quarter of 1995. Prices declined sharply in 1996 and improved modestly during 1997. Prices decreased in 1998, principally due to the reduction in demand for pulp caused by the Asian economic crisis. Specifically, the benchmark world NBSK price (CIF Northern Europe for Northern bleached softwood kraft market pulp) fell from a high of U.S.$975 per ton during the fourth quarter of 1995 to U.S.$448 in 1998.

NBSK pulp prices steadily and consistently increased during 1999 and 2000 due to a recovery of demand for pulp in Asia and a reduction in producers’ inventories. The increase in pulp prices was accompanied by a decline in stocks, increasing NBSK prices to U.S.$670 per ton on December 31, 2000. There has not been a corresponding increase in pulp production capacity, as few pulp projects have been undertaken in recent years. However, in 2000 prices began to fall, and they further declined in 2001 to U.S.$470 per ton in the fourth quarter of 2001, due to decreases in demand for pulp, combined with industry overcapacity. The market price of pulp fell by a total of U.S.$197.5 per ton in 2001, a decrease of 29.5% from December 31, 2000, largely due to the global recession, which depressed prices to their lowest levels ever in real terms. In 2002 prices remained low, largely due to the sluggish global economic recovery, ranging from a low in the monthly average market price of U.S.$435 per ton in April and a high of U.S.$483 per ton in July. The market price of pulp ended the year at U.S.$435 per ton on December 31, 2002. Prices rose during the first quarter of 2003, reaching an average price of U.S.$520 per ton in March 2003, a 20% increase from March 2002.

Unbleached softwood kraft market pulp prices also follow cyclical patterns. However, the fluctuations tend to be less extreme, notwithstanding the relatively small number of producers and customers of unbleached market pulp. As an indication of this product’s cyclicality, the price for unbleached softwood kraft market pulp (delivered in the United States) fell from a high of U.S.$925 per ton in 1995 to U.S.$440 in 1996, rising to U.S.$485 in 1997 to fall again to U.S.$398 in 1998. The price for unbleached softwood kraft market pulp (delivered in the United States) rose to as high as U.S.$495 per ton in 1999, with a high of U.S.$595 in December 2000. However, in 2000 and 2001, prices of unbleached kraft pulp (“UKP”) softened, due to lower levels of economic activity resulting in less demand for export packaging material and lower prices of UKP substitutes, such as old corrugated containerboard (“OCC”). The price of UKP delivered in the United States was U.S.$440 per ton in December 2001 and U.S.$400 per ton at the end of March 2002. The UKP market began showing signs of recovery beginning in the second quarter of 2002, as prices increased to U.S.$430 in May 2002. This tendency continued until September 2002, when the price was U.S.$455 per ton. During the following months prices decreased, ending the year at U.S.$430 per ton in December 2002. During the first quarter of 2003 UKP prices rose, reaching U.S.$480 per ton in March 2003, a 17% increase from March 2002.

Prices for forestry and wood products, as for any commodity, can also fluctuate significantly. In 1995, the forestry and wood products market was volatile, with relatively lower prices towards the end of the year due primarily to excessive supply. Prices continued to be low in the first half of 1996 but improved in the second half of the year as a result of an increase in demand. During the first six months of 1997, the demand and prices for wood products increased in major international markets primarily as a result of low inventories in Asia and the Middle East and high demand in the United States and Chile. Demand remained steady during the second half of 1997, despite declines in financial markets worldwide, particularly in emerging markets. During 1998, prices were generally weaker as a result of the Asian economic crisis. Prices and sales volume increased on an aggregate basis during 1999. Development of the United States construction sector and an improved economic environment resulted in significant increases in both prices and sales volume to the United States during 1999. The economic recovery in Asia during 1999 allowed sales volume to increase to levels comparable to price levels prior to the Asian economic crisis; nonetheless, prices remained below 1997 highs. At the same time, the European market was oversupplied by Scandinavian producers, resulting in lower prices during 1999, while European sales volumes remained level. Domestic prices remained steady during 1999, while sales volumes increased.

There were oversupplies of lumber and remanufactured products in the year 2000 in the United States market, which reduced prices and profits for that market throughout 2000. A slight recovery began in the fourth quarter of the year, as inventories began to be depleted. Competition from new suppliers in the Asian and Middle Eastern markets reduced Arauco’s revenues from these areas. Scandinavian and Baltic products created an oversupply in Europe similar to the one in the United States, which also resulted in lower prices throughout the year. However, prices and sales volumes in the domestic market increased during 2000.

The recovery in the last quarter of 2000 extended itself into the early second quarter of 2001. Strong housing starts in the U.S. and low levels of inventory increased prices in forestry and wood products in the U.S. market. Asian and Latin American markets followed the same trend. However, Europe continued to have oversupplies of wood products, and exchange rate considerations rendered prices even less favorable. The economic downturn following the events of September 11, 2001 led to considerable declines in sales volumes and price levels for wood products across North America. Japan’s poor economic performance led to reduced import volumes, and prices decreased to their lowest levels in 15 years. In China, on the other hand, import volumes continued to increase and prices were unaffected by developments in other markets.

The beginning of 2002 marked an increase in demand for forestry and wood products, primarily because inventories had been reduced in most markets as a result of the business downsizing that followed September 11, 2001. Demand for panel products and lumber products rose in the first three months of 2002, led by the recovery in the U.S. market, a stronger euro in Europe and increased market activity in Korea and China. The Japanese market continued to lag behind, but showed some improvement over the previous quarter. Demand in the Chilean domestic market also increased as a consequence of the seasonal rise in construction.

During the second and third quarters of 2002 the prices for forestry products in the United States were weak and fluctuating. This led to similar pricing in Mexico and Brazil, markets that have become increasingly important in Arauco’s export sales portfolio. The same situation arose in Europe, with the exceptions of England and Spain. The situation was different in Asia, especially for plywood in China and Korea, due in large part to increased economic activity relating to the soccer World Cup. The Chilean market showed a decrease in activity, mostly due to the appreciation of the Chilean peso against the U.S. dollar. The combined effect of these factors led to a decrease in sales prices and volumes.

The last quarter of 2002 was marked by a decrease in the volumes and prices for forestry and wood products in the United States largely because of the possibility of a war in Iraq. Europe showed signs of recovery with higher volumes, while prices remained stable, enhanced by the appreciation of the euro. The activity in Korea slowed after the soccer World Cup, leading to a decrease in prices of MDF. At the same time, prices of remanufactured products increased in China, Japan, Taiwan and Korea. During this quarter, the global market was affected by the uncertainty of the effects that the war in Iraq might have on the economy.

During the first quarter of 2003, the plywood market was affected by the closing of some plywood mills in the United States and prices decreased. The same effect was observed in the remanufactured products market in the United States. Latin America maintained relatively higher prices for forestry and wood products. The war in Iraq did not significantly affect the Middle Eastern market, where prices remained high for the period. Asia had similar levels of activity. The impact of SARS could affect the market during the rest of the year.

There can be no assurance that the prices for Arauco’s pulp, forestry and wood products will remain stable or that they will not decline in the future. Arauco’s results of operations would be materially adversely affected if the price of its products were to decline from current levels.

These average unit sales prices for Arauco’s products are set forth in the table below for the periods indicated.

	Year ended December 31,
Product(1)	2000	2001	2002
	(U.S.$ per metric ton)(2)
Bleached pulp	681.3	427.8	410.1
Unbleached pulp	547.8	355.5	373.0

	(U.S.$ per cubic meter)(2)
Sawlogs	41.4	32.3	29.0
Sawn timber	180.3	139.4	132.4
Remanufactured wood products	437.3	409.2	554.1
Plywood and fiber panels	342.7	302.8	277.3

(1)	Each category of product contains different grades and types and the shipping terms vary with the product, as well as the customer.
(2)	Arauco generally makes its price quotations in U.S. dollars both for domestic and export sales.

Costs

Arauco’s major costs of sales are costs related to harvesting (forestry works), the cost of timber, the cost of mill processing, freight, depreciation and maintenance costs. Arauco’s major administration and selling expenses are wages and salaries and selling expenses.

Arauco’s cost of timber consists of the cost of growing its own trees, the cost of timber purchased from third parties and the cost of purchasing the right to harvest plantations owned by third parties (known as “stumpage”). The cost of its own trees consists of the cost of planting, capitalized direct and indirect interest, cost of forest development and the cost of forestry management activities (planting and site preparation procedures, thinning and pruning, protection and maintenance) performed in each plantation during the harvest cycle prior to harvesting.

Arauco accounts for the accumulated cost of its own trees on a plantation-by-plantation basis as long-term forest assets. The cost of each plantation differs depending on the types of forest management activities performed (e.g., pruning and extensive thinning for plantations managed for a high proportion of clear wood production and application of fertilizer in areas of relatively poor soil quality), as well as the plantation’s accessibility, so that total inventory cost will depend on the mix of plantations designated for harvest. Such costs are charged to cost of sales at the time of sale.

Arauco’s property, plant and equipment are depreciated on a straight-line basis over the remaining useful lives of the underlying assets. However, the amount of such depreciation that relates to Arauco’s fixed production assets (such as pulp mills and sawmills) is allocated to finished goods held as inventories and accumulates until charged to cost of sales when the finished goods are sold. Forests and land are not depreciated.

Arauco’s transportation costs are accounted for as cost of sales and include port costs and freight and other transportation costs. Port costs are those costs arising from the transportation of products from one of Arauco’s site storage facilities into the hold of the ship. Freight is the cost of shipping the product to the port of destination. Other transportation costs are primarily incurred in the transportation of products from the forest to one of Arauco’s facilities and between such facilities. Selling expenses consist primarily of per ton fees paid by Arauco to its selling agents.

Exchange Rate Fluctuations

The Chilean peso has been subject to devaluation in the past and could be subject to significant fluctuations in the future. In the period from December 31, 1998 to December 31, 2002 the value of the Chilean peso relative to the U.S. dollar decreased approximately 34.3% in nominal terms and 25.8% in real terms, as compared to a 9.2% increase in value in real terms in the period from December 31, 1994 to December 31, 1998. During the first three months of 2003, the value of the Chilean peso relative to the U.S. dollar decreased approximately 1.8% in nominal terms and increased approximately 0.3% in real terms, in each case based on the observed exchange rates on December 31, 2002 and March 31, 2003. The observed exchange rate on June 23, 2003 was Ch705.46 = U.S.$1.00. See “Item 3. Key Information—Exchange Rates.”

During the first six months of 2002, the value of the Chilean peso relative to the U.S. dollar decreased approximately 4.8% in nominal terms (before adjusting for inflation) and decreased approximately 4.1% in real terms (after adjusting for inflation), in each case based on the observed exchange rates on December 31, 2001 and June 30, 2002. The value of the Chilean peso relative to the U.S. dollar continued to decrease in the third and fourth quarters of 2002 and as a result, during 2002, the value of the Chilean peso relative to the U.S. dollar decreased approximately 6.3% in real terms (after adjusting for inflation), in each case based on the observed exchange rates published by the Central Bank on December 31, 2001 and December 31, 2002.

Arauco generally prices its exports in U.S. dollars and domestic sales in Chilean pesos. To the extent that the Chilean peso depreciates against the U.S. dollar, Arauco’s domestic sales revenues may be adversely affected as measured in U.S. dollars. Conversely, appreciation of the Chilean peso may have a positive effect on domestic sales revenue as measured in U.S. dollars. The effect of exchange rate fluctuations is partially offset by the fact that certain of Arauco’s operating expenses are denominated in U.S. dollars (such as its freight costs and selling expenses in the form of commissions paid to its sales agents abroad) and a significant part of its indebtedness is denominated in U.S. dollars. As of December 31, 2002, Arauco’s U.S. dollar-denominated indebtedness was U.S.$1.6 billion. In addition, as the U.S. dollar appreciates against the local currency in any of Arauco’s export markets, Arauco must from time to time price its sales in that local currency to compete effectively.

Critical Accounting Policies

A summary of Arauco’s significant accounting policies is included in Note 1 to the consolidated financial statements in Item 18. Management believes that the consistent application of these policies enables Arauco to provide readers of the financial statements with more useful and reliable information about Arauco’s operating results and financial condition. The following are the accounting policies that management believes are the most important to the portrayal of Arauco’s financial condition and results of operations and require management’s most difficult, subjective, or complex judgments.

Property, Plant and Equipment

The key judgments management must make under the property, plant, and equipment policy include the estimation of the useful lives of Arauco’s various asset types, the election to utilize primarily the straight-line method for recording depreciation, management’s judgment regarding appropriate capitalization or expensing of costs related to fixed assets, and management’s determination that no impairment exists.

Property, plant, and equipment is stated on Arauco’s balance sheet at cost less accumulated depreciation. Depreciation of buildings, equipment, and other depreciable assets is determined using primarily the straight-line method. The estimation of useful lives for fixed assets impacts the level of annual depreciation expense recorded. Utilization of the straight-line method for recording depreciation or any of the other acceptable methods for depreciating assets will result in the same amount of depreciation over the life of an asset; however, the amount of annual depreciation expense and the resulting carrying amount of net property, plant, and equipment can vary significantly depending on the method elected.

Property, plant, and equipment assets are evaluated for possible impairment on a specific asset basis or in groups of similar assets, as applicable. This process requires management’s estimate of future cash flows generated by each asset or group of assets. For any instance where this evaluation process indicates impairment, the appropriate asset’s carrying values are written down to net realizable value and the amount of the write-down is charged against the results of continuing operations.

Expenditures that substantially improve and/or increase the useful life of facilities or equipment are capitalized. Maintenance and repair costs are expensed as incurred. Management’s evaluation of whether an expenditure related to property, plant, and equipment substantially improves and/or increases the useful life of an asset and is appropriately capitalized as an addition to the asset’s cost basis or is expensed as normal maintenance and repair expense can significantly affect results of operations for a given period, as well as Arauco’s financial position.

Forests

Forests are stated at cost of development less the cost of forest harvested. Forest costs consist primarily of purchased timber, planting, maintenance, protection, and other direct costs related to the plantation of the forest. Direct and indirect interest costs of developing forests are capitalized until the forest is deemed to have reached an exploitable stage. These capitalized interest costs are included in the historical cost of the forest. Forests do not include any estimated future reforestation costs. The cost of forest harvested is based on the volume of forest harvested in relation to the estimated volume of forest recoverable. Arauco’s estimated volume of forest recoverable is based on statistical information and data obtained from physical measurements and other information gathering techniques. Such information gathered and data used requires, to a certain extent, estimates and judgments in determining the amount of forest recoverable.

Inventories

Inventories of raw materials, work-in-process and spare parts are stated at the lower of cost or market, primarily using the average cost method. Finished goods are stated at the lower of average production costs for the period, or market. Inventory costs include materials, labor, transportation, depreciation of fixed assets and production overhead as appropriate. Determination of the net realizable value of each component of inventory is based on the current invoice price. Work-in-process inventories require estimation of the future cost per unit to complete manufacturing from each stage of processing, using historical manufacturing costs. These estimates can affect the carrying value for inventories, and any required inventory write-down can affect results of operations in both current and future periods.

Goodwill

Goodwill is the excess of acquisition cost of a business over the fair value of identifiable net assets acquired. Goodwill is deemed to have an indefinite life and not amortized. However, these indefinite life assets are tested for impairment on an annual basis and when indicators of impairment are determined to exist by applying a fair-value based test. Management must exercise judgment in assessing goodwill for impairment. Management reviews the recorded value of Arauco’s goodwill annually or sooner if changes in circumstances indicate that the carrying amount may exceed fair value. Recoverability of the carrying value of the asset is determined by comparing it to net book value, including goodwill and the estimated future net cash flows of the relevant assets.

Deferred Income Tax

Arauco uses the asset and liability method of accounting for income taxes. Under this method, the provision for income taxes includes amounts currently payable and amounts deferred as tax assets and liabilities, based on differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, and is measured using the enacted tax rates that are assumed will be in effect when the differences reverse. Deferred tax assets are reduced by a valuation allowance which is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In making the determination of the valuation allowance, management considers both positive and negative evidence and makes certain assumptions, including projections of taxable income. Changes in these assumptions may have a material impact on results.

Allowance for Doubtful Accounts

Arauco provides an allowance for doubtful accounts based on a review of the specific receivable. A 100% provision is applied for those customers for which collectibility is in doubt. Management must make certain judgments and estimates in determining accounts that are considered to be in doubt.

Changes in Accounting Standards

In July 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (“FAS No. 143”). FAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the entity either settles the obligation for the amount recorded or incurs a gain or loss. FAS No. 143 is effective for fiscal years beginning after June 15, 2002. Although Arauco is evaluating the effects of this Statement on its financial position and results of operations, management does not believe that the adoption of this Statement will have a material impact on the results of its operations.

In June 2002, the FASB issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” (“FAS 146”). This statement supersedes Emerging Issues Task Force (EITF) Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability is recognized at the date an entity commits to an exit plan. FAS 146 also establishes that the liability should initially be measured and recorded at fair value. The provisions of FAS 146 will be effective for any exit and disposal activities initiated after December 31, 2002. Arauco is evaluating the effect of this statement on its financial position and results of operations. However, it does not expect the adoption will have a material impact on Arauco’s results of operations or financial position.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. Initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified. Arauco is evaluating the impact of the new interpretation. However, the adoption of FIN 45 is not expected to have a material impact on Arauco’s results of operations or financial position.

In January 2003, the FASB issued FASB Interpretation 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 requires that companies that control another entity through interests other than voting interests should consolidate the controlled entity. FIN 46 applies to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. The related disclosure requirements are effective immediately. Arauco has evaluated the impact of the new interpretation and the adoption will not have a material impact on its results of operations or financial position.

Effective January 1, 2003, Arauco implemented FAS No. 145, “Rescission of FAS Nos. 4, 44 and 64, Amendment of FAS 13, and Technical Corrections” (“FAS No. 145”), under which gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet criteria outlined in Accounting Principles Bulletin No. 30. Under FAS No. 145 Arauco has recorded losses on the early extinguishment of debt in earnings from continuing operations in its statements of earnings.

Results of Operations

The following table provides a breakdown of Arauco’s sales revenue and volumes, cost of sales and administration and selling expenses for the last three fiscal years.

	Year ended December 31,
	2000		2001		2002
	Sales	Volume	Sales	Volume	Sales	Volume
	(in millions of U.S.$, except where indicated)
Sales Revenue:
Bleached pulp(1)	637.9	936	554.8	1,297	498.5	1,216
Unbleached pulp(1)	154.1	281	150.6	424	130.3	349
Sawlogs (net)(2)	40.9	989	16.6	515	17.0	585
Pulplogs(2)	11.4	516	11.1	451	6.7	419
Posts	8.0	5	5.9	27	7.5	45
Sawn timber(2)	194.4	1,078	165.9	1,190	199.9	1,510
Flitches	8.5	72	5.6	43	6.0	54
Remanufactured wood products(2)	80.9	185	111.7	273	137.4	248
Chips	1.5	65	1.2	58	0.7	36
Plywood and fiberboard panels	107.6	314	141.1	466	178.4	643

Other	15.2	NA	9.2	NA	5.8	NA

Total sales revenue	1,260.3		1,173.8		1,188.0

Cost of Sales:
Forestry labor costs	131.5		129.8		122.9
Timber	119.8		132.9		110.0
Port costs	9.2		11.4		8.5
Freight and other transportation costs	123.2		157.6		146.3

Other costs of sales	220.4		258.1		233.1

Total cost of sales	604.1		689.8		620.5

Gross margins	52.1%		41.2%		47.8%
Depreciation	106.6		119.8		103.9
Administration and Selling Expenses:
Wages and salaries	36.0		33.2		27.5
Other administration and selling expenses	66.7		60.8		73.0

Total administration and selling expenses	102.7		94.0		100.5

Total cost of sales and administration and selling expenses	813.4		903.7		824.9

Operating margin	35.5%		23.0%		30.6%

(1)	Volumes measured in thousands of metric tons.
(2)	Volumes measured in thousands of cubic meters.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Net Sales

Net sales increased 1.2% from U.S.$1,173.8 million in 2001 to U.S.$1,188.0 million in 2002, principally as a result of a 26.4% increase in sales of plywood and fiberboard panels and a 20.9% increase in sales of wood products, partially offset by a 10.9% decrease in pulp sales.

Pulp Sales

Sales revenue of bleached and unbleached pulp decreased 10.9% from U.S.$705.4 million in 2001 to U.S.$628.8 million in 2002, reflecting a 9.0% decrease in sales volume and a decrease of 2.0% in nominal prices for pulp. Sales of bleached pulp decreased by 10.2% due to a 6.3% decrease in sales volume and a 4.1% decrease in the average nominal price of bleached pulp. Sales of unbleached pulp decreased by 13.5% due to a decrease in sales volume of 17.5%, which was partially offset by the effect of a 4.9% increase in the average nominal price of unbleached pulp.

Forestry Sales

Sales revenue of forestry products decreased 7.6% from U.S.$33.6 million in 2001 to U.S.$31.1 million in 2002, reflecting a 12.5% decrease in nominal prices, which was partially offset by the effect of a 5.6% increase in sales volume. Sales revenue of pulplogs decreased 39.7% as the result of a 35.0% decrease in average nominal prices and a 7.1% decrease in pulplog sales volume. The decrease was partially offset by an increase in post sales revenue of 25.8% due to a 65.0% increase in sales volume, the impact of which was partially offset by a 23.7% decrease in the nominal price of posts.

Wood Products Sales

Sales of wood products increased 21.2% from U.S.$284.4 million in 2001 to U.S.$343.9 million in 2002, reflecting an 18.1% increase in sales volume and a 2.4% increase in nominal prices of wood products. Sawntimber sales revenue increased 20.5% from U.S.$165.9 million in 2001 to U.S.$199.9 million in 2002 due to a 26.9% increase in sawntimber sales volume, which was partially offset by the effect of a 5.0% decrease in nominal prices. Sales of remanufactured wood products increased 23.0% from U.S.$111.7 million in 2001 to U.S.$137.4 million in 2002 due to a 35.4% increase in nominal prices, which was offset by the effect of a 9.2% decrease in sales volume.

Plywood and Fiberboard Panels Sales

Sales of plywood and fiberboard panels increased 26.4% from U.S.$141.1 million in 2001 to U.S.$178.4 million in 2002. This increase was primarily due to a 38.1% increase in sales volume, resulting from the commencement of production at a second MDF mill in Trupán and a new MDF mill in Misiones, Argentina during 2002, which was offset by the effect of an 8.4% decrease in nominal prices.

Cost of Sales

Cost of sales decreased 10.1% from U.S.$689.8 million for 2001 to U.S.$620.5 million for 2002, primarily due to a 9.0% decrease in sales volume of pulp and a 7.1% decrease in sales volume of pulplogs. These decreases were partially offset by the effects of a 38.1% increase in sales volume of plywood and fiberboard panels and a 26.9% increase in sales volume of sawntimber.

Gross Margins

Gross margins increased from 41.2% for 2001 to 47.8% in 2002, primarily as a result of an increase in sales volume and the decrease in cost of sales.

Depreciation

Depreciation decreased 13.3% from U.S.$119.8 million for 2001 to U.S.$103.9 million for 2002, mainly due to a 20.0% decrease in the pulp industry depreciation expense from U.S.$94.3 million in 2001 to U.S.$75.4 million in 2002. This was in turn primarily due to the fact that the depreciation expense related to the depreciation of the Arauco II mill was substantially completed in 2002.

Selling and Administrative Expenses

Selling and administrative expenses increased 6.9% from U.S.$94.0 million in 2001 to U.S.$100.5 million in 2002, primarily as a result of a 20.1% increase in other administration and selling expenses, which was, in turn, largely due to an increase in expenses related to research projects. This was partially offset by a 17.3% decrease in wages and salaries expenses during 2002, from U.S.$33.2 million to U.S.$27.5 million, due primarily to the impact of the devaluation of the Chilean peso on salaries paid in pesos, as measured in dollars. As a percentage of sales revenue, selling and administrative expenses increased from 8.0% during 2001 to 8.5% during 2002, primarily as a result of the increase in variable administration expenses.

Income from operations

Income from operations increased 34.4% from U.S.$270.1 million in 2001 to U.S.$363.2 million in 2002, principally reflecting the 9.3% decrease in cost of sales as well as the 16.5% decrease in depreciation expense and 1.2% increase in net sales, partially offset by a 5.4% increase in selling and administrative expenses.

Non-Operating Income (Expense)

The Company’s total non-operating expense decreased from U.S.$77.5 million in 2001 to U.S.$26.5 million in 2002, primarily due to an increase in foreign exchange gains (losses) from a loss of U.S.$26.1 million in 2001 to a gain of U.S.$11.7 million in 2002.

Interest Income

Interest income increased from U.S.$14.8 million in 2001 to U.S.$22.0 million in 2002, primarily due to Arauco’s higher average cash and equivalent and short-term investments position in 2002 as compared to 2001.

Other Income (Expense)

Other income increased from an expense of U.S.$3.9 million in 2001 to income of U.S.$1.5 million in 2002, primarily due to a decrease in other non-operating expenses, which was in turn largely due to an increase in forward contracts.

Foreign Exchange Gains (Losses)

Foreign exchange gains (losses) moved from a loss of U.S.$ 26.1 million in 2001 to a gain of U.S.$11.7 million in 2002, primarily due to a gain of U.S.$33 million attributable to investments denominated in euros, as a result of the appreciation of the euro against the dollar.

Interest Expense

Interest expense remained relatively steady at U.S.$62.4 million in 2001 and U.S.$61.7 million in 2002. There was an increase in interest expense due to an increase in the average debt position of the Company because the 7.75% Notes were issued in September 2001 and so only accrued interest during the last quarter of 2001 compared to the whole year in 2002. At the same time more interest expenses were capitalized in 2002 than in 2001 for the Valdivia Mill Project and forest plantations, in accordance with U.S. GAAP, the effect of which was partially affected by a gain related to an interest rate swap contract.

Income Taxes

In 2002, Arauco reported a tax expense of U.S.$52.6 million, as compared to an expense of U.S.$13.0 million in 2001. This increase was principally due to the greater pretax income in 2002. In accordance with Chilean law, the Company and each of its subsidiaries compute and pay tax on a separate basis and not on a consolidated basis. At December 31, 2002, Arauco’s consolidated Chilean subsidiaries had tax loss carryforwards of:

•	in the case of Forestal Valdivia, U.S.$20.4 million; and

•	in the case of Bioforest, U.S.$874,000.

These tax loss carryforwards can be carried forward indefinitely.

In accordance with Argentine law, tax loss carryforwards can be applied to offset taxable income earned by Alto Paraná for five years following their incurrence. At December 31, 2002, Alto Paraná had U.S.$79.8 million in unutilized tax loss carryforwards expiring from 2005 to 2007.

Net Income

Arauco’s net income increased by 58.3% from U.S.$180.9 million in 2001 to U.S.$286.4 million in 2002. This increase was primarily due to a higher operating income and a lower non-operating expense, which were partially offset by higher income taxes.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Net Sales

Net sales decreased 6.9% from U.S.$1,260.3 million in 2000 to U.S.$1,173.8 million in 2001, principally as a result of a 10.9% decrease in sales of pulp, partially offset by a 31.1% increase in sales of plywood and fiberboard.

Pulp Sales

Sales revenue of bleached and unbleached pulp decreased 10.9% from U.S.$792.0 million in 2000 to U.S.$705.4 million in 2001, reflecting a 37.0% decrease in nominal prices for pulp, partially offset by the effect of a 41.3% increase in sales volumes. Sales of bleached pulp decreased by 13.0% due to a 37.2% decrease in nominal sales prices, partially offset by the effect of a 38.5% increase in sales volume, principally to Asia. Sales of unbleached pulp decreased by 2.3% due to a 35.1% decrease in the average nominal price of unbleached pulp, partially offset by the effect of a 50.6% increase in sales volume, principally to Asia.

Forestry Sales

Sales revenue of forestry products decreased 44.2% from U.S.$60.3 million in 2000 to U.S.$33.6 million in 2001, reflecting a 34.2% decrease in sales volume and a 15.1% decrease in average nominal prices. Sales revenue of sawlogs decreased 59.4% as the result of a 47.9% decrease in sales volume and a 22.0% decrease in average nominal prices. Pulplogs sales revenue decreased 2.3% due to a 12.6% decrease in pulplogs sales volume, the effect of which was partially offset by a 11.8% increase in average nominal prices.

Wood Products Sales

Sales of wood products decreased 0.3% from U.S.$285.3 million in 2000 to U.S.$284.4 million in 2001 due to an 11.7% increase in sales volume, partially offset by the effect of a 10.8% decrease in nominal prices. Sawntimber sales revenue decreased 14.7% from U.S.$194.4 million in 2000 to U.S.$165.9 million in 2001 due to a 22.7% decrease in nominal prices, partially offset by the effect of a 10.4% increase in sawntimber sales volume. Sales of remanufactured wood products increased 38.1% from U.S.$80.9 million in 2000 to U.S.$111.7 million in 2001 due to a 47.6% increase in sales volumes, partially offset by the effect of a 6.4% decrease in nominal prices.

Plywood and Fiberboard Panels Sales

Sales of plywood and fiberboard panels increased 31.1% from U.S.$107.6 million in 2000 to U.S.$141.1 million in 2001. This increase was primarily due to a 48.4% increase in sales volume, as a result of the acquisition of Cholguán and Trupán at the end of 2000, which was partially offset by the effect of an 11.6% decrease in nominal prices.

Cost of Sales

Cost of sales increased 14.2% from U.S.$604.1 million for 2000 to U.S.$689.8 million for 2001, primarily due to the impact of the increase in cost of sales related to the increase in the sales volume of plywood and fiberboard panels and pulp, partially offset by the decrease in cost of sales attributable to the decrease in the sales volume of sawlogs and pulplogs. These variations in volume resulted in larger amount of timber costs, port and transportation costs and other costs of sales.

Gross Margin

Gross margins decreased from 52.1% for 2000 to 41.2% in 2001, primarily as a result of a 37.0 decrease in pulp prices and a 22.0% decrease in sawlogs prices, paired with higher costs of sales.

Depreciation

Depreciation expense increased 12.4%, from U.S.$106.6 million for 2000 to U.S.$119.8 million for 2001, mainly due to a 10.2% increase in the pulp industry depreciation expense from U.S.$85.5 million in 2000 to U.S.$94.3 million in 2001 and a 61.0% increase in the wood products industry depreciation expense from U.S.$13.0 million in 2000 to U.S.$20.9 million in 2001.

Selling and Administrative Expenses

Selling and administrative expenses decreased 8.4% from U.S.$102.7 million in 2000 to U.S.$94.0 million in 2001, primarily as a result of a 98.5% reduction in indemnification and severance payments made, primarily due to the acquisition in 2000 of Forestral Cholguán, partially offset by selling costs, which increased 38.1%. During this period, other administrative and selling expenses decreased 8.8% from U.S.$66.7 million in 2000 to $U.S.60.8 million in 2001 and wages and salaries expenses decreased 7.6% from U.S.$36.0 million in 2000 to U.S.$33.2 million in 2001. As a percentage of sales revenue, selling and administrative expenses decreased from 8.1% during 2000 to 8.0% during 2001, primarily as a result of the impact of the devaluation of the Chilean peso on wages and salaries paid in pesos, as measured in dollars, partially offset by higher transportation costs due to higher sales volume in panels.

Income from operations

Income from operations decreased 39.6% from U.S.$446.9 million in 2000 to U.S.$270.1 million in 2001, principally reflecting the decreases in nominal prices for pulp and the increase in cost of sales. The decrease in income from operations was partially offset by the increases in sales volume for pulp and panels and the decrease in selling and administrative expenses. The operating margin was 23.0% in 2001 compared to 35.5% in 2000.

Non-Operating Income (Expense)

Total non-operating expense increased from U.S.$49.6 million in 2000 to U.S.$77.5 million in 2001, primarily due to an increase in foreign exchange losses from a loss of U.S.$5.1 million in 2000 to a loss of U.S.$26.1 million in 2001.

Interest Income

Interest income increased from U.S.$12.6 million in 2000 to U.S.$14.8 million in 2001, primarily due to Arauco’s higher average cash and equivalent and short-term investments position in 2001 as compared to 2000.

Other Income (Expense)

Other income decreased from an income of U.S.$5.2 million in 2000 to a loss of U.S.$3.9 million in 2001, primarily due to an increase in other non-operating expenses, which was in turn largely due to an increase in interest from bonds repurchased.

Foreign Exchange Gains (Losses)

Foreign exchange losses increased from a loss of U.S.$5.1 million in 2000 to a loss of U.S.$26.1 million in 2001, primarily due to the devaluation of the Argentine peso, which generated a loss of U.S.$17.0 million, and investments denominated in euros, which generated a loss of U.S.$8.0 million.

Interest Expense

Interest expense remained relatively steady at U.S.$62.2 million in 2000 and U.S.$62.4 million in 2001. The average debt position of Arauco increased in 2001 because the 7.7% Notes were issued in September 2001 together with other bank debt. At the same time there were lower interest expenses in 2001 as compared to 2000 due to lower interest rates in 2001 as compared to 2000.

Income Taxes

In 2001, Arauco reported tax expenses of U.S.$13.0 million, as compared to U.S.$55.6 million in 2000. This result was principally due to lower income before taxes. In accordance with Chilean law, the Company and each of its subsidiaries compute and pay tax on a separate basis and not on a consolidated basis. At December 31, 2001, Arauco’s consolidated Chilean subsidiaries had tax loss carryforwards of:

•	in the case of Forestal Valdivia, U.S.$17.7 million;

•	in the case of Aserraderos Arauco, U.S.$2.8 million;

•	in the case of Bioforest, U.S.$955 thousand;

•	in the case of Inversiones Cholguán, U.S.$900 thousand;

•	in the case of Centromaderas, U.S.$684 thousand; and

•	in the case of Arauco Generación, U.S.$219 thousand.

These tax loss carryforwards can be carried forward indefinitely. In accordance with Argentine law, tax loss carryforwards can be applied to offset taxable income earned by Alto Paraná for five years following their incurrence. At December 31, 2001, Alto Paraná had U.S.$11.0 million in unutilized tax loss carryforwards that will expire in 2006.

Net Income

Arauco’s net income decreased by 47.0% from U.S.$341.2 million in 2000 to U.S.$180.9 million in 2001, due to lower income from operations due to lower pulp prices and higher non-operating expenses, which were partially offset by a lower provision for income taxes.

LIQUIDITY AND CAPITAL RESOURCES

Arauco’s primary sources of liquidity are funds from operations, domestic and international borrowings from commercial and investment banks, and debt offerings in the domestic and international capital markets.

Arauco’s net cash flow provided by (used by) operating activities was U.S.$417.4 million during the year ended December 31, 2000, use of U.S.$55.7 million during the year ended December 31, 2001, and use of U.S.$481.7 million during the year ended December 31, 2002. The increase in cash flow from operating activities in 2002 as compared to 2001 was principally due to investments and proceeds in trading securities and increases in accounts payable. The decrease in cash flow from operating activities in 2001 as compared to 2000 was principally due to the reduction in sales as a result of very low pulp prices and a decrease in investments and proceeds in trading securities.

In January 2003, Arauco made a capital contribution of U.S.$28.5 million to EKA Chile S.A. (“EKA Chile”). EKA Chile is the result of a joint venture between Arauco and EKA Chemicals, a Swedish chemical company that contributed existing equipment to the joint venture. EKA Chile is 50% controlled by each party. EKA Chile’s operations will be located in Talcahuano, nearby Arauco’s operations, and will provide chlorate to Arauco’s mills.

In 2002, Arauco’s main investments were the ongoing construction of the Valdivia Mill, with a capital expenditure of approximately U.S.$173.8 million, and the construction of a second MDF mill in Trupán and a new MDF mill in Misiones, Argentina, with an aggregate capital expenditure of U.S.$47.0 million.

In 2001, Arauco’s main investments were the purchase of an additional 377,485 shares of Cholguán for U.S.$158.8 thousand through its subsidiary Forestal Arauco and the acquisition of 16.7% of Inversiones Puerto Coronel S.A. for U.S.$3.0 million, resulting in goodwill of U.S.$1.4 million.

In 2000, Arauco’s main investments were the acquisition of Cholguán for a total purchase price of U.S.$266.2 million; the acquisition of the remaining 50% of Trupán from Carter Holt Harvey for U.S.$37 million; the construction of a second plywood production line for a total cost of approximately U.S.$46.4 million; and the start of construction of two MDF mills, one in Chile and the other in Argentina, in the last month of the year. For more information, see “Item 4. Information on the Company—Description of Business.”

For 2002, Arauco’s principal financing activities were:

•	the interest rate swap in May of the fixed rate of 7.75% for the floating rate of the London inter-bank offered rate (“LIBOR”) plus 1.79875% on the notional amount of U.S.$200 million;

•	the repurchase during the last quarter of U.S.$29.5 million of the 8.625% Notes and U.S.$13.0 million of the 7.75% Notes;

•	the repayment of U.S.$4.4 million in aggregate principal amount at maturity of our domestic bonds which bore interest at a rate of UF plus 6.0% (the UF rate is an interest spread in excess of the indexation of the UF); and

•	the repayment of U.S.$37.5 million in aggregate principal amount at maturity of our 1997 syndicated loan which bore interest at LIBOR plus 0.35%.

For 2001, Arauco’s principal financing activities were:

•	the issue of U.S.$400 million of 7.75% notes due 2011;

•	the repayment of U.S.$119.8 million 6.75% notes due 2003;

•	the issue of U.S.$250.0 million floating rate trust notes due 2006 by Alto Paraná through an Argentine financial trust, which trust notes were unconditionally guaranteed by Arauco;

•	the repayment of U.S.$4.8 million in aggregate principal amount at maturity of our domestic bonds which bore interest at a rate of UF plus 6.0%;

•	the repayment of U.S.$6.2 million in aggregate principal amount at maturity of our Export Development Corporation borrowing which bore interest at LIBOR plus 1.25%;

•	the repayment of U.S.$37.5 million in aggregate principal amount at maturity of our 1997 syndicated loan which bore interest at LIBOR plus 0.35%; and

•	the prepayment of U.S.$200 million in aggregate principal amount of our 1996 syndicated loan which was scheduled to mature on December 2001 and bore interest at LIBOR plus 0.35%.

For 2000, Arauco’s principal financing activities were:

•	the issue of its U.S.$300.0 million 8.625% notes due 2010;

•	the repayment of U.S.$4.9 million in aggregate principal amount at maturity of its domestic bonds which bore interest at a rate of UF plus 6.0%;

•	the repayment of U.S.$6.1 million in aggregate principal amount at maturity of its Export Development Corporation borrowing, which bore interest at LIBOR plus 1.25%; and

•	the repayment of U.S.$37.5 million in aggregate principal amount at maturity of its 1997 syndicated loan, which bore interest at LIBOR plus 0.35%.

At December 31, 2000, it had no short-term bank borrowings. At December 31, 2001, the Company’s short-term bank borrowings were U.S.$86.6 thousand. At December 31, 2002, the Company’s short-term bank borrowings were U.S.$32.1 million.

The Company’s total long-term bank, export credit agency and multilateral lending agency debt (including the current portion of such debt) was U.S.$291.7 million at December 31, 2000, of which 100% was U.S. dollar-denominated. At December 31, 2000, the Company also had total capital markets borrowings of U.S.$932.4 million, 98.8% of which was dollar-denominated and 1.2% of which was UF-denominated. At December 31, 2000, the weighted average maturity of the Company’s Chilean peso-denominated debt (all of which is expressed in UF) was 1.9 years and the weighted average maturity of the Company’s foreign currency-denominated debt was 6.1 years. At that date, the average interest rate for the Company’s UF-denominated debt was 5.9% in excess of UF indices, the average interest rate for the Company’s foreign currency-denominated floating rate debt was 0.37% over LIBOR and the average interest rate for the Company’s foreign currency-denominated fixed rate debt was 7.76%.

The Company’s total long-term bank, export credit agency and multilateral lending agency debt (including the current portion of such debt) was U.S.$328.4 million at December 31, 2001, of which 100% was U.S. dollar-denominated. At December 31, 2001, the Company also had total capital markets borrowings of U.S.$1,287.2 million, 99.5% of which was U.S. dollar-dominated and 0.5% of which was UF-denominated. At December 31, 2001, the weighted average maturity of the Company’s Chilean peso-denominated debt (all of which is expressed in UF) was 1.4 years and the weighted average maturity of the Company’s foreign currency-denominated debt was 7.5 years. At that date, the average interest rate for the Company’s UF-denominated debt was 6.0% in excess of UF indices, the average interest rate for the Company’s foreign currency-denominated floating rate debt was 0.66% over LIBOR and the average interest rate for the Company’s foreign currency-denominated fixed rate debt was 7.57%.

The Company’s total long-term bank, export credit agency and multilateral lending agency debt (including the current portion of such debt) was U.S.$290.4 million at December 31, 2002, of which 100% was U.S. dollar-denominated. At December 31, 2002, the Company also had total capital markets borrowings of U.S.$1,240.3 million, 99.8% of which was U.S. dollar-dominated and 0.2% of which was UF-denominated. At December 31, 2002, the weighted average maturity of the Company’s Chilean peso-denominated debt (all of which is expressed in UF) was 0.5 years and the weighted average maturity of the Company’s foreign currency-denominated debt was 6.3 years. At that date, the average interest rate for the Company’s UF-denominated debt was 6.0% in excess of UF indices, the average interest rate for the Company’s foreign currency-denominated floating rate debt was 0.68% over LIBOR and the average interest rate for the Company’s foreign currency-denominated fixed rate debt was 7.63%. The average rate figures for foreign currency-denominated debt do not reflect the effect of the U.S.$200 million swap of May 2002.

The instruments and agreements governing the Company’s domestic bonds and syndicated loans set limits on the Company’s incurrence of debt and liabilities through the use of financial covenants. The principal financial covenants contained in these agreements are:

•	Arauco’s debt to equity ratio must not exceed the ratio of 1.2:1;

•	Arauco’s interest coverage ratio must not be less than 2:0;

•	Arauco is required to maintain a minimum consolidated net worth of U.S.$2.5 billion; and

•	Arauco’s current liabilities must not exceed its current assets.

On May 23, 2003, Arauco entered into a new swap contract in which the floating rate of LIBOR plus 1.79875% on U.S.$200 million principal swapped on 2002 was swapped for a fixed interest rate of 5.506%.

In February 2003, Arauco, through its agency in Panama, obtained a five-year U.S.$150 million senior unsecured syndicated loan at an interest rate of LIBOR plus 0.85% from JP Morgan Chase and a group of banks. The proceeds will be used to refinance Arauco’s upcoming debt maturities in 2003 and for general corporate purposes.

On June 21, 2001, the Company irrevocably and unconditionally guaranteed as primary obligor the issue of U.S.$250 million Floating Rate Trust Notes due 2006 by Alto Paraná. The Alto Paraná issue was done through a financial trustee under Argentine Law No. 24,441. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

Most of our borrowings are denominated in dollars. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk.”

Treasury Management

The Company manages the treasury activities of all of Arauco’s Chilean subsidiaries on a centralized basis. Arauco’s subsidiaries borrow from or lend money to the Company in accordance with their daily cash requirements or surplus, maintaining their cash balance close to zero (Arauco’s policy is not to allow its subsidiaries to invest in financial instruments) and other transactions. Decisions regarding short-term loans, short-term investments, currency transactions and other transactions are made for Arauco as a whole. Treasury activities are governed by Arauco’s cash and deposits policy, which is approved by the board of directors. The main principles of Arauco’s cash and deposits policy are:

•	investments must be in fixed income instruments;

•	the Company does not invest in stocks;

•	investments must be in instruments from the Chilean Central Bank or from internationally recognized financial institutions; and

•	transactions must be carried out only with banks or bank subsidiaries.

Alto Paraná manages its treasury management independent from the Company. Its activities are governed by a cash and deposit policy that is approved by Alto Paraná’s board of directors. This policy is based on the same principles as those of Arauco.

The Company periodically reviews its exposure to risks arising from fluctuations in foreign exchange rates and interest rates and makes a determination on a case-by-case basis at its senior management level whether to hedge such risks. As a result, the Company from time to time enters into currency and interest rate swaps with respect to a portion of its borrowings. See Note 1(k) to the consolidated financial statements in Item 18. The Company has also analyzed its exposure to risks associated with fluctuations in prices of commodities, including pulp, but has thus far not entered into any hedging transactions with respect to such risks. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

RESEARCH AND DEVELOPMENT

Arauco spent U.S.$1.9 million in 2000, U.S.$1.5 million in 2001, and U.S.$1.6 million in 2002 on research and development. Arauco conducts its principal research and development programs through its wholly-owned subsidiary Bioforest, which concentrates its efforts on applying and implementing the advanced technology available in the market to the specific characteristics of Arauco’s forests and mills.

Alto Paraná is continuously researching and attempting to develop different strains of long-fiber pine trees in order to improve quality and to shorten the average harvest cycle. Additionally, Alto Paraná maintains close relations with international research institutes, equipment suppliers and the scientific and engineering community involved with its industry.

Item 6. Directors, Senior Management and Employees.

DIRECTORS AND EXECUTIVE OFFICERS

The businesses of the Company are managed by a board of directors. The Company’s estatutos (by-laws) require that the board of directors consist of nine directors. Directors are not allowed to be executives of the Company. The entire board is elected every three years; the current board was elected in April 2002 and their terms will expire in 2005. The board may appoint replacements to fill any vacancies that occur during periods between elections; however, at the next annual shareholders’ meeting following any such replacement, an election of the entire board must take place. The Company’s executive officers are appointed by the board of directors and hold office at its discretion. Scheduled meetings of the board of directors are generally held once a month. Extraordinary board meetings are called when summoned by the Chairman or when requested by at least two directors.

The directors of the Company are listed below.

Name	Years as Director	Position	Age
José Tomás Guzmán	17	Chairman	74
Roberto Angelini(1)	17	Vice-Chairman	54
Jorge Andueza	9	Director	54
Anacleto Angelini(1)	17	Director	89
Manuel Bezanilla	17	Director	58
Jorge Bunster	9	Director	50
Carlos Croxatto	17	Director	88
Alberto Etchegaray	9	Director	54
Felipe Lamarca	18	Director	52

(1)	Anacleto Angelini is the uncle of Roberto Angelini.

The principal executive officers of Arauco and the General Managers of each area or department of Arauco are listed below.

Name	Years with Arauco	Position or Area	Age
Alejandro Pérez	13	President and Chief Executive Officer	53
Matías Domeyko(1)	14	Chief Financial Officer	41
Hernán Arriagada	12	Engineering and Construction Director	55
Franco Bozzalla	13	Panels Area Managing Director	40
Sergio Desormeaux	7	Systems Director	51
Jorge Garnham	26	Woodpulp Area Managing Director	49
Cristián Infante	8	Alto Paraná Managing Director	36
Charles Kimber	17	Arauco Wood Products Executive Director	41
Antonio Luque	11	Sawntimber Area Managing Director	46
Víctor Renner(2)	15	Valdivia Mill Project Director	56
Alvaro Saavedra	11	Forestry Area Managing Director	47

(1)	Matías Domeyko worked at Arauco from 1987 to 1994. He rejoined the Company in 1997.
(2)	Between 1992 and 1994, Víctor Renner acted as an independent consultant, with part-time responsibilities.

Set forth below is a brief biographical description of each of the directors and executive officers of Arauco.

Directors

José Tomás Guzmán became a Director on April 30, 1986 and became Chairman of the board of directors on April 18, 1991. He is a partner of the law firm Portaluppi, Guzmán y Bezanilla, is a Vice-President of Copec, is Chairman of the board of directors of Forestal Arauco and Cruz del Sur, and serves as a member of the boards of directors of Compañía de Seguros de Vida Cruz del Sur S.A., Alto Paraná, Sigma Servicios Informáticos S.A., Servicios Corporativos Sercor S.A., AntarChile, Corpesca S.A. and Inversiones Siemel S.A. Mr. Guzmán holds a law degree from the Catholic University of Chile.

Roberto Angelini became a Director on April 30, 1986 and became Vice-Chairman of the board of directors on April 18, 1991. He also serves as a member of the boards of directors of Copec, Forestal Arauco, Compañía de Seguros de Vida Cruz del Sur S.A., Empresa Pesquera Eperva S.A., Corpesca S.A., Astilleros Arica S.A., Cruz del Sur, Inversiones Siemel S.A., AntarChile, Sigma Servicios Informáticos S.A. and Servicios Corporativos Sercor S.A. Mr. Angelini holds a degree in civil engineering from the Catholic University of Chile.

Jorge Andueza became a Director on April 11, 1994. He also is the Chief Executive Officer of AntarChile and serves as a member of the boards of directors of Empresa Pesquera Eperva S.A., Corpesca S.A., Cruz del Sur, Compañía de Seguros de Vida Cruz del Sur S.A., Inversiones Siemel S.A., Astilleros Arica S.A., Pesquera Iquique-Guanaye S.A., SouthPacific Korp S.A. and Servicios Corporativos Sercor S.A. Mr. Andueza holds a degree in electronic civil engineering from Federico Santa María Technical University, and a masters’ degree in business administration from Adolfo Ibáñez University.

Anacleto Angelini became a Director on April 30, 1986. He is also the President of AntarChile and serves as a member of the boards of directors of Copec and Servicios Corporativos Sercor S.A.

Manuel Bezanilla became a Director on April 30, 1986. He is also a partner of the law firm Portaluppi, Guzmán y Bezanilla, and serves as a member of the boards of directors of Forestal Arauco, Pesquera Iquique-Guanaye S.A. and Inversiones Siemel S.A. Mr. Bezanilla holds a law degree from the Catholic University of Chile.

Jorge Bunster became a Director on April 11, 1994. He is also the General Manager of Copec, and serves as a member of the boards of directors of ABC Comercial Ltda., Inversiones Década S.A., Metrogas S.A., Empresa Eléctrica Guacolda S.A. and Sociedad Nacional de Oleoductos Limitada (Sonacol). Mr. Bunster holds a degree in commercial engineering and economics from the Catholic University of Chile, and a masters’ degree in business administration from Navarra University.

Carlos Croxatto became a Director on April 30, 1986. He also serves as a member of the boards of directors of Copec, Forestal Arauco, Alto Paraná and Empresa Pesquera Eperva S.A. Mr. Croxatto holds a degree in civil engineering from the University of Chile.

Alberto Etchegaray became a Director on April 11, 1994. He is also a partner of Domet Ltda., the Chairman of the board of directors of Invesco Internacional S.A., Telepeajes de Chile S.A. and Habitaria S.A. and serves as a member of the boards of directors of Banco del Desarrollo, Empresas CCT and Compañía de Seguros La Construcción. He was formerly the Chilean Minister of Housing for four years. Mr. Etchegaray holds a degree in civil engineering from the Catholic University of Chile.

Felipe Lamarca became a Director on December 19, 1985. He is also the Chairman of Copec and of Pesquera Iquique-Guanaye S.A., Abastecedora de Combustibles S.A., SouthPacific Korp S.A., Inversiones Década S.A., ABC Inversiones S.A., ABC Comercial S.A., Corpesca S.A. and Cia. Minera Can-Can S.A. and Vice-Chairman of Compañía Sudamericana de Vapores S.A. He was formerly the Director of the Chilean Internal Revenue Service. Mr. Lamarca holds a degree in commercial engineering from the Catholic University of Chile, and is licensed in economics and social sciences.

Executive Officers

Alejandro Pérez is the President and Chief Executive Officer of Arauco. Prior to joining Arauco in 1990, he held the positions of Chief Executive Officer of Soprole S.A. and Chief Executive Officer of Watt’s Alimentos S.A. Mr. Perez holds a degree in civil engineering from the University of Chile, and a masters’ degree in economics from the University of Chicago.

Matías Domeyko is the Chief Financial Officer of Arauco. He first joined Arauco in 1987 and served as the Finance Manager until 1994. He rejoined Arauco in 1997. He was formerly the Director of Development of Copec. Mr. Domeyko holds a degree in commercial engineering from the University of Chile.

Hernán Arriagada is the Engineering and Construction Director. He joined Arauco in 1991. He was previously the Engineering Manager and Engineering and Maintenance Manager of the mills at the Arauco site. Mr. Arriagada holds a degree in mechanical engineering from the University of Santiago.

Franco Bozzalla is the Panels Area Managing Director of Arauco. He joined Arauco in 1990. He was formerly a sales representative of Forestal Arauco. Mr. Bozzalla holds a degree in civil engineering from the Catholic University of Chile.

Sergio Desormeaux is the Systems Director of Arauco. He joined the Company in 1997 at his current position. He was formerly the General Manager of Ingenac S.A. He holds a degree in engineering from the University of Chile.

Jorge Garnham is the Woodpulp Area Managing Director of Arauco. He joined Arauco in 1978. He was formerly the Sales Director, Chief Accounting Officer and Manager of Forestry Sales of Arauco and the President of Alto Paraná S.A. Mr. Garnham holds a degree in civil engineering from the Catholic University of Chile.

Cristián Infante is the Managing Director of Alto Paraná S.A. He joined Arauco in 1996 as a woodpulp sales representative for Celulosa Arauco y Constitución S.A., where he worked for two years. In 1998, Mr. Infante was appointed sales manager for industrial lumber and remanufactured products of Forestal Arauco, where he worked until 1999, at which time he moved to Centromaderas S.A., where he worked for two years. Mr. Infante holds a degree in civil engineering from the Catholic University of Chile.

Charles Kimber is the Executive Director of Arauco Wood Products Inc. He graduated from the Catholic University of Chile with a degree in Commercial Engineering, and joined Arauco, where he has held several positions in sales, in 1986.

Antonio Luque is the Sawntimber Area Managing Director of Arauco, and has held that position since 1993. Prior to joining Arauco, he was the General Manager of Cabildo S.A. and a research engineer at Compañía Industrial. Mr. Luque holds a degree in civil engineering from the University of Chile.

Víctor Renner is the Valdivia Mill Project Director. He joined Arauco in 1988. Previously, he was the Director of Renner Ltda. and the Project Manager of Arauco II. Mr. Renner holds a degree in mining and civil engineering from the University of Chile and a Ph.D. from the University of London.

Alvaro Saavedra is the Forestry Area Managing Director of Arauco. He joined Arauco in 1991. Previously, he was the Director of Development of Forestal Arauco. He holds a degree in civil engineering from the University of Chile and a MSc from the University of London.

Compensation

For 2002, the aggregate compensation of all directors and executive officers of Arauco paid or accrued in that year for services in all capacities was approximately U.S.$528.2 thousand. The Company does not maintain any pension or retirement programs or incentive compensation plans for its directors or executive officers. The Company also does not maintain any plans providing for benefits upon termination of employment. The following table sets out the compensation of Arauco’s directors for their services as directors in 2001 and 2002.

	2001	2002
	(in U.S.$)
Roberto Angelini R.	$169,920	$144,466
José Tomás Guzmán D.	140,260	116,376
Carlos Croxatto S.	76,683	52,465
Alejandro Pérez R.	70,467	43,958
Manuel Bezanilla U.	35,734	33,509
Juan Cambiaso P.	43,263	16,987
Anacleto Angelini F.	17,867	16,755
Felipe Lamarca C.	17,867	16,755
Jorge Andueza F.	17,867	16,755
Jorge Bunster B.	17,867	16,755
Alberto Etchegaray A.	17,867	16,755
Eduardo Zañartu B.	7,445	6,982
Matías Domeyko C.	7,445	6,982
Jorge Garnham	5,102	6,982
Antonio Luque	5,102	6,982
Felipe Léniz M.	7,445	4,658
Charles Kimber W.	7,445	4,076
Alvaro Saavedra F.	—	2,324

Total compensation	$665,645	$528,195

Employees

As of December 31, 2002, Arauco had a total of 3,431 employees, of which 2,575 were employed in Chile and 856 in Argentina by Alto Paraná. Approximately 19.3% of Arauco’s employees were unionized as of December 31, 2002, a decrease from 24.0% as of December 31, 2001. Arauco negotiates collective bargaining agreements of two or three years’ duration with unionized employees. The Company has had one minor strike in the last five years in Chile (at the Arauco mills) and considers its relations with its employees to be good. Alto Paraná has, from time to time, experienced strikes and work stoppages at the Puerto Esperanza mill. The strikes and work stoppages have not materially affected mill operations, and management currently considers relations with its employees to be satisfactory. The following provides a breakdown of Arauco’s employees by activity.

	As of December 31,
	2000	2001	2002
Pulp mill employees	1,281	1,398	1,409
Other industrial employees	1,140	1,303	1,397
Forestry employees	460	371	357
Administrative employees	254	257	268

In addition, during 2002, Arauco had contracts with approximately 300 contractors, who employed approximately 10,000 employees. Arauco’s 11 sawmills in Chile are also operated by contractors, which are not related to Arauco or each other.

Item 7. Major Shareholders and Related Party Transactions.

MAJOR SHAREHOLDERS

The Company’s only outstanding voting securities are shares of common stock of a single series, without nominal (par) value (the “Common Stock”). The following table sets forth certain information concerning ownership of the Common Stock as of December 31, 2002 with respect to each shareholder known to the Company to own more than 5% of the outstanding shares of Common Stock and all directors and executive officers of the Company as a group.

	Number of Shares Owned	Percentage Ownership
Copec	113,127,452	99.98%
Directors and executive officers of the Company as a group	—	—

Through its ownership of the Company’s Common Stock, Copec currently has voting control of the Company.

Copec is a Chilean public company listed on the Santiago Stock Exchange, the Valparaíso Stock Exchange and the Chilean Electronic Stock Exchange, the principal interests of which are in Arauco, gasoline distribution, retailing, electricity, gas distribution, and fishing. Copec is 60.1% owned by AntarChile.

Through its ownership in Copec, AntarChile beneficially owns 60.1% of the shares of the Company.

AntarChile is in turn 70.2% beneficially owned by the Angelini Group, a group of investors headed by Mr. Anacleto Angelini. Through their ownership of AntarChile, the Angelini Group beneficially owns 60.1% of the shares of the Company.

The Angelini Group is engaged in a wide range of business activities in Chile, including substantial interests in:

•	gasoline and gas distribution, through Copec, Abastecedora de Combustibles S.A. and Metrogas S.A.;

•	pulp and forestry products, through the Company;

•	fisheries, through Corpesca S.A., Pesquera Iquique-Guanaye S.A., SouthPacific Korp S.A. and Empresa Pesquera Eperva S.A.;

•	insurance, through Cruz del Sur and Compañía de Seguros de Vida Cruz del Sur S.A.;

•	investment management, through AntarChile and Inversiones Siemel S.A.;

•	power generation, through Empresa Eléctrica Guacolda S.A.;

•	retailing, through ABC Comercial Limitada; and

•	agriculture, through Agrícola Siemel Limitada.

Until August 2000, Copec was 30.05% owned by Inversiones y Desarrollo Los Andes Dos S.A. (“Los Andes II”), a Chilean holding company, and 30.05% owned by AntarChile. Los Andes II was 99.99% owned by Inversiones Socoroma S.A. (“Socoroma”), which in turn was 85.57% owned by AntarChile. On August 31, 2000, Los Andes II and Socoroma were merged into AntarChile. AntarChile thus became the indirect owner of the 60.1% of shares of the Company held by Copec.

RELATED PARTY TRANSACTIONS

In the ordinary course of its business, Arauco engages in a variety of transactions on an arm’s-length basis with various of its affiliates, primarily for the purchase of goods or services, which goods and services may also be provided by other suppliers. Financial information concerning these transactions is set forth in Note 11 to the consolidated financial statements in Item 18.

Among the most significant related party transactions are purchases from Copec, Arauco’s majority shareholder, of fuel for the lime kilns in the pulp mills. Purchases from Copec were U.S.$6.3 million in 2000, U.S.$11.0 million in 2001, and U.S.$12.1 million in 2002. The amount of the outstanding liability to Copec for these purchases rose to a high of U.S.$472,000 on December 31, 2002. The outstanding amount was U.S.$694,000 on March 31, 2003.

Arauco made purchases from Puerto de Lirquén S.A., a 20.1% affiliate of Arauco and a supplier of port services, of U.S.$1.9 million in 2000, U.S.$1.6 million in 2001, and U.S.$2.0 million in 2002. The amount of the related liability to Puerto de Lirquén S.A. was U.S.$175,000 on December 31, 2002. The outstanding amount was U.S.$280,000 on March 31, 2003.

Arauco made purchases from Compañía Puerto de Coronel S.A., a 50.0% affiliate of Arauco and a supplier of port services of U.S.$1.5 million in 2000, U.S.$2.6 million in 2001, and U.S.$695,000 in 2002. The amount of the outstanding liability to Compañía Puerto de Coronel S.A. rose as high as U.S.$31,000 on December 31, 2002. There was no outstanding amount on March 31, 2003.

Arauco obtains insurance from Cruz del Sur, a Chilean insurance company controlled by the Angelini Group and a supplier of all of Arauco’s insurance policies covering its forest holdings and production plants, facilities and equipment. Arauco paid direct insurance premiums of U.S.$3.5 million in 2000, U.S.$7.2 million in 2001, and U.S.$3.0 million in 2002. The amount of the outstanding liability to Cruz del Sur rose as high as U.S.$1.0 million on December 31, 2002. The outstanding receivable from Cruz de Sur in favor of Arauco at March 31, 2003 was U.S.$1.0 million.

On June 21, 2001, the Company irrevocably and unconditionally guaranteed as primary obligor the issue of U.S.$250,000,000 Floating Rate Trust Notes due 2006 by a financial trustee in the name of Alto Paraná (“APSA Notes”) under Argentine law 24,441, in favor of the holders of the notes and The Chase Manhattan Bank, as financial trustee. The APSA Notes were issued by First Trust of New York, National Association (acting though its Oficina de Representación Permanente en Argentina), not in its individual capacity but solely as financial trustee and on behalf of the financial trust denominated the “Argentine Collateral Trust Notes Due 2006 Financial Trust.” The APSA Notes have a stated maturity of June 13, 2006. The proceeds of the APSA Notes were used by Alto Paraná to redeem certain of its shares of preferred stock and for other general corporate purposes.

During 2000, 2001 and 2002 Arauco paid Portaluppi, Guzmán y Bezanilla an aggregate amount of approximately U.S.$230,000, U.S.$695,000, and U.S.$277,000 as payment for legal services.

In January 2000 Arauco announced that it intended to acquire substantially all the stock of Cholguán through its subsidiary Forestal Arauco. In March 2000, Forestal Arauco purchased approximately 72.9% of the shares of Cholguán from the Angelini Group. The Angelini Group is also the beneficial owner of 70.2% of the shares of AntarChile, which in turn is the indirect owner of approximately 60.1% of the shares of Arauco. See “—Major Shareholders.” Forestal Arauco paid approximately U.S.$191.0 million for the Cholguán shares.

Three members of Arauco’s Board of Directors who are also members of the group of investors which make up the Angelini Group, Anacleto Angelini, Roberto Angelini, and José Tomás Guzmán, were among the investors who sold to Forestal Arauco shares of Cholguán which they beneficially held. Subsequent to the purchase of the shares held by the Angelini Group, Arauco made a tender offer for the remaining shares of Cholguán through Forestal Arauco. Forestal Arauco paid the same price for the shares acquired under the tender offer as for the shares it purchased from the Angelini Group. As of December 31, 2002, the percentage of the shares of Cholguán held by Forestal Arauco was 97.39%. The total cost of the acquisition was approximately U.S.$266.2 million.

Article 89 of the Chilean Companies Act requires that the Company’s transactions with related parties be on a market basis or on terms similar to those customarily prevailing in the market. Directors and managers of companies that violate Article 89 are liable for losses and damages resulting from such violation.

In addition, Article 44 of the Chilean Companies Act provides that any transaction in which a director has a personal interest or is acting on behalf of a third party which has an interest in the transaction may be approved only when the board of directors has previously been informed of, and has approved, such transaction, and when the terms of such transaction are similar to those prevailing in the market.

In cases when the transaction involves material amounts, the board of directors must previously determine whether the terms of such transaction are similar to those prevailing in the market. If the board determines that it is not possible to determine whether the terms of the transaction are similar to those prevailing in the market, the board, with the abstention of the interested director, may approve or reject the transaction, or designate two independent appraisers. Any transaction involving material amounts must be reported to the Superintendencia de Valores y Seguros (the “Chilean Securities Commission”). Moreover, resolutions approving such transactions must be reported to the Company’s shareholders at the next annual shareholders’ meeting.

Article 44 presumes that a director has a personal interest in a transaction when the director, his or her spouse, certain relatives, a company in which such director is also a director or in which such director has a minimum direct or indirect ownership interest of at least 10% are involved in such transaction, or the companies in which any of the above mentioned persons is a director, or a direct or indirect owner of 10% or more of its paid in capital; or the persons for whom such director acts as a representative. Violation of Article 44 may result in administrative or criminal sanctions and civil liability to shareholders or third parties who suffer losses as a result of such violation, but does not affect the validity of the transaction. The Company believes that it has complied with the requirements of Article 89 and Article 44 in all transactions with related parties.

Item 8. Financial Information.

See “Item 18—Financial Statements.”

EXPORT SALES

Export sales constituted approximately 86.4% of Arauco’s sales revenue for the year ended December 31, 2002. Arauco’s total export sales revenue for 2002 was U.S.$1.027 million. See “Item 4. Information on the Company—Description of Business—Domestic and Export Sales.”

LEGAL PROCEEDINGS

Arauco is subject to certain legal proceedings arising from the ordinary course of its business. Management does not believe that these proceedings are likely to result in a material adverse effect on Arauco’s financial position or results of operations either individually or in the aggregate.

DIVIDEND POLICY

The Company’s long-standing dividend policy has been to distribute the minimum dividend permitted by Chilean law for sociedades anónimas abiertas (public corporations). Chilean law currently requires that, unless otherwise decided by the unanimous vote of its issued and subscribed shares eligible to vote, public corporations distribute a cash dividend in an amount equal to at least 30% of the corporation’s consolidated net income for each year (on a Chilean GAAP basis), unless and except to the extent the corporation has unabsorbed prior years’ losses. However, on April 25, 2000, the Shareholder’s Meeting approved a change in the dividend policy, pursuant to which the percentage of the cash dividend was raised to 50% of the Company’s consolidated net income for each year (on a Chilean GAAP basis). On April 18, 2002, the Shareholders’ Meeting approved another change in the dividend policy, pursuant to which the percentage of the cash dividend was lowered to 40% of the Company’s consolidated net income for each year (on a Chilean GAAP basis).

In accordance with the policy adopted by the Company’s Board of Directors, on November 26, 2002, an interim dividend was approved. This dividend was distributed on December 10, 2002 and was equal to 20% of consolidated net income through September 30, 2002. On April 22, 2003, the Board of Directors approved the final dividend for the fiscal year 2002, which was paid in May 2003. This dividend plus the dividend distributed in December 2002 was equal to 40% of the Company’s consolidated net income for 2002 (on a Chilean GAAP basis). Although the board of directors has no current plans to recommend another change in the Company’s dividend policy, no assurance can be given that such policy will not be changed in the future due to changes in Chilean law, capital requirements, operating results or other factors.

Item 9. The Offer and Listing.

Neither the Company’s stock nor the Notes are listed on any stock exchange or other regulated market.

Trading in the Notes takes place primarily in the over-the-counter market; accordingly, Arauco is unable to obtain reliable information on such trading.

Item 10. Additional Information.

ARTICLES OF INCORPORATION AND BY-LAWS

Organization and Register

Celulosa Arauco y Constitución S.A. is a sociedad anónima abierta (a public corporation) organized in Chile under the laws of Chile. The Company was registered on August 18, 1971, by resolution 300-S of the Chilean Securities Commission and recorded in the Santiago Commercial Register of 1971 on page 6431 under entry number 2993. Notice was published in the Official Gazette on September 4, 1971.

Objects and Purposes

The purpose of the Company as stated in its estatutos (by-laws) includes the manufacture of forestry products, the management of forestry lands and other activities which are incidental to the forestry industry generally.

Capital

In April 2002, the by-laws were amended such that, effective January 1, 2002, the Company’s capital is denominated in U.S. dollars. The Company and two of its subsidiaries, Aserraderos Arauco and Paneles Arauco, received authorization in March 2002 from the Chilean Internal Tax Service to prepare their financial statements in U.S. dollars beginning January 1, 2002. In January 1, 2003, Arauco’s subsidiaries Forestal Arauco, Bosques Arauco, Forestal Valdivia, Forestal Celco and Cholguán obtained the same permission from the Chilean Tax Service.

Directors

According to the Company’s by-laws, the board of directors of the Company is composed of nine members elected by a general meeting of the Company’s shareholders. The directors are not required to be shareholders of the Company. The Company’s by-laws state that the amount of compensation to be received by the directors for their duties shall be fixed by the general shareholders’ meeting. Directors may be compensated for any non-directorial services rendered to the Company at levels of compensation comparable with compensation commonly paid for these services and at rates which are compatible with the directors’ compensation fixed by the general shareholders’ meeting. The by-laws also state that the board of directors of Arauco has all of the authorities of administration and disposal that Chilean law or the by-laws do not confer upon the general shareholders’ meeting. The board of directors has the right to act on behalf of the Company without the need for a special power of attorney, even in cases where a power of attorney is required by law. In particular, the by-laws provide that the board of directors is empowered to encumber the Company’s assets, real and personal property with mortgages, easements or pledges regardless of the value of such property or the amount of the respective encumbrances and to borrow money paying interest, with or without a guaranty for the loan.

The Company’s by-laws provide that the Company may enter into acts or contracts in which one or more directors are interested only if such director’s interest is made known to the board and these acts or contracts are approved by the board, and when the terms of any such act or contract conform to those prevailing in the market. In addition, board resolutions approving such transactions must be reported at the first general shareholders’ meeting following the approval of the interested director transaction by the chair of such meeting.

See also “Item 6. Directors, Senior Management and Employees” for further information about Arauco’s board of directors.

Shareholders

The share capital of the Company consists of ordinary shares of no par value issued in registered form. Record holders of shares are registered in the Company’s share register. Any transfer of shares must be noted in the Company’s share register.

Voting Rights

Each share of the Company’s stock entitles the holder thereof to one vote at any meeting of shareholders. Resolutions may be taken upon a vote of an absolute majority of the voting shares present or represented. Any resolution relating to amendments to the Company’s by-laws must be approved by an absolute majority of the voting shares issued. Resolutions with regard to the following matters require the affirmative vote of two-thirds of the voting shares issued:

•	transformation of the Company, its division or merger with another company;

•	advanced dissolution of the Company;

•	change of corporate domicile of the Company;

•	reduction in the Company’s equity capital;

•	approval and appraisal of non-cash capital contributions;

•	reduction in the number of members of the board of directors;

•	disposal of the assets and liabilities of the Company or all of the Company’s assets; and

•	change to the manner in which the Company’s corporate dividends are distributed.

According to the Company’s by-laws, holders of the Company’s shares also have the right to vote at the general shareholders’ meeting for the election of directors. Each shareholder or their representative may accumulate their votes in favor of one candidate or distribute them among various candidates. A vote on the election of directors may be omitted if an election is proposed by acclamation and none of the shareholders present or represented opposes the motion. The board of directors may also be dismissed by a regular or special general shareholders’ meeting, though the shareholders may only vote to dismiss the board as a whole.

Changes to Shareholders’ Rights

In order to change the rights of holders of the Company’s shares or create a new series of Company shares, the Company would have to amend its by-laws. In addition, under Chilean law, any public company wishing to issue a new class of shares must register the new class of shares with the Chilean Securities Commission. Any reduction in the number of the Company’s shares would also require a 2/3 majority vote of all holders of the Company’s shares under Chilean law. In addition, Chilean law requires that public corporations distribute a cash dividend in an amount equal to at least 30% of the corporation’s consolidated net income for each year (on a Chilean GAAP basis) unless otherwise decided by a unanimous vote of the corporation’s issued and subscribed shares eligible to vote. Any changes to the corporation’s dividend policy must be approved by a 2/3 majority of all holders of the corporation’s shares.

Shareholders’ Meetings

The Company’s by-laws provide that general shareholders’ meetings shall be called by the board of directors of the Company. Notice of general shareholders’ meetings must be made through a prominent notice to be published at least three times on different days in the newspaper of one of the corporate domiciles as determined by a general shareholders’ meeting, or in the absence of such determination, in the Official Gazette.

In order to be entitled to participate and vote at any shareholders’ meeting, a shareholder must be registered in the Company’s share register five business days before the meeting date. In addition, shareholders may be represented at general meetings by other persons by proxy. Powers of attorney must be given in writing and must be granted with respect to all of the shares the shareholder is entitled to vote as of the date five days before the general shareholders’ meeting.

General shareholders’ meetings may be regular or special meetings. Regular shareholders’ meetings are held once a year within the first four months of the year. Among other things, the regular general shareholders’ meeting is asked to appoint independent external auditors to examine the accounts, inventory, balance sheet and other financial results of the Company. The by-laws provide that the following matters are to be considered at regular shareholders’ meetings:

•	the review of the Company’s results of operations and external auditors’ reports and the approval or rejection of the annual report, the balance sheet and financial statements of the Company;

•	the distribution of profits of each financial period and the distribution of the Company’s dividends;

•	the election or dismissal of the members of the board of directors; and

•	any matter of corporate interest that is not transacted at a special general shareholders’ meeting.

Special shareholders’ meetings may be held at any time required by corporate needs to consider any matter that the law or the Company’s by-laws require to be considered at a general shareholders’ meeting. The Company’s by-laws require that any matters to be discussed at a special shareholders’ meeting be disclosed in the notice of such meeting. The by-laws require the following matters to be considered at special shareholders’ meetings:

•	the dissolution of the Company;

•	the transformation, merger or division of the Company and the amendment of its by-laws;

•	the issue of bonds or debentures convertible into shares;

•	the disposal of the fixed assets and liabilities of the Company or of all of the Company’s assets;

•	the grant of real or personal guarantees to secure obligations of third parties, unless they are affiliated companies, in which case the approval of the board of directors will be sufficient; and

•	any other matters within the competence of general shareholders’ meetings.

Any act of a general shareholders’ meeting relating to the dissolution of the Company, the transformation, merger or division of the Company or the amendment of its by-laws, any disposal of the fixed assets and liabilities of the Company or all of the Company’s assets or the issue of bonds convertible into shares or convertible debentures by the Company must be held before a notary public, who must certify that the minutes of such meeting are the true expression of what occurred and was resolved at the meeting.

Allocation of Net Income and Distribution of Dividends

The Company’s by-laws provide that the shareholders at a general shareholders’ meeting shall determine the annual distribution of the Company’s net profits for each financial period, within the limitations prescribed by law. The shareholders shall also set the date on which any distribution shall be paid, within the time limits prescribed by law. Chilean law prescribes that distributions shall be paid within 30 days of the general shareholders’ meeting at which such distribution was determined.

Regulation of and Restrictions on Foreign Investors

There are no limitations on the rights to hold securities, including rights of non-resident or foreign shareholders to hold or exercise voting rights on securities.

Disclosure of Shareholder Ownership

The Company registers the holdings of its shareholders in its shareholder registry. The Company is required to disclose its shareholder information to the Chilean Securities Commission on a quarterly basis.

Rights of Shareholders

The Company’s by-laws provide that in the case of a dispute between shareholders or between shareholders and the Company or its management, the parties will submit their dispute to a mixed arbitrator, who may determine the procedural rules to be used in the arbitration, but must issue a final judgment in accordance with Chilean law, which judgment shall not be subject to appeal, subject to limited exceptions. The parties shall appoint the arbitrator by mutual agreement and if no agreement is reached, an arbitrator will be appointed by the civil court system from among present and former associate justices of the Supreme Court of Justice of Chile.

EXCHANGE CONTROLS

Chile

Prior to 1989, Chilean law permitted the purchase and sale of foreign exchange only in cases explicitly authorized by the Central Bank. Law No. 18,840, Ley Orgánica Constitucional del Banco Central de Chile (the Organic Law of the Central Bank of Chile, or the “Central Bank Act”), enacted in 1989, liberalized the rules that govern the ability to buy and sell foreign exchange. The Central Bank Act empowers the Central Bank to determine which types of foreign exchange operations must be carried out in the Mercado Cambiario Formal (the “Formal Exchange Market”) rather than the Mercado Cambiario Informal (the “Informal Exchange Market”). The Central Bank has ruled that certain foreign exchange transactions (including those attendant to foreign investments) may be effected only in the Formal Exchange Market. The Central Bank may also impose restrictions on foreign exchange operations that are conducted or are required to be conducted in the Formal Exchange Market. These restrictions may include the requirement of prior authorization from the Central Bank, the imposition of reserve requirements, and the limitation of foreign exchange operations that may be conducted by the entities which participate in the Formal Exchange Market.

The Formal Exchange Market consists of banks and other entities authorized by the Central Bank to participate in the Formal Exchange Market. Until the end of 1999 a reference exchange rate known as the dólar acuerdo (the “Reference Exchange Rate”) was an important element in the operation of the Formal Exchange Market. The Reference Exchange Rate is determined taking into account a Canasta Referencial de Monedas (a Reference Exchange Basket, or “CRM”). The CRM is made up primarily of U.S. Dollars as well as euros and Japanese Yen. The Central Bank calculates the Reference Exchange Rate daily, taking into consideration internal and external inflation and in accordance with calculations based on a formula which considers, among other factors, variations in parities among the U.S. dollar, the Japanese yen and the euro. Prior to the end of 1999, the Formal Exchange Market functioned on the basis of a foreign exchange band which moved in relation to the Referential Exchange Rate.

In September 1999, the Central Bank agreed to suspend its use of the foreign exchange band. Rather, it established that the Central Bank would only intervene in exceptional cases of volatility, through buying or selling foreign exchange. As a result, most operations in the Formal Exchange Market are now made in accordance with the spot exchange rate or, for purposes of closing forward operations, an observed exchange rate. The observed exchange rate, known as the dólar observado (the “Observed Exchange Rate”), is, for any date, the average exchange rate at which transactions are actually carried out in the Formal Exchange Market on the previous day, as certified by the Central Bank on the following business day. The Referential Exchange Rate is still published, but primarily for reference purposes.

The Central Bank is also able to buy or sell foreign exchange to banking institutions established in Chile at the price agreed upon by the parties, in accordance with established instructions.

Purchases and sales of foreign exchange may be effected outside the Formal Exchange Market through the Informal Exchange Market. There are no limits imposed on the fluctuation of the rate of exchange in the Informal Exchange Market above or below the Observed Exchange Rate. The Company estimates that, since 1991, the year-end rate of exchange for Chilean pesos into dollars on the Informal Exchange Market has fluctuated between approximately 2.0% below and 5.1% above the Observed Exchange Rate. As of December 31, 2002, the rate of exchange for Chilean pesos into U.S. dollars on the Informal Exchange Market was 0.2% over the Observed Exchange Rate.

The Central Bank, among other things, is responsible for monetary policies and for exchange controls in Chile. Qualifying Chilean issuers have been authorized to offer bonds in Chile by Chilean Securities Law No. 18,045, and internationally by Chapter XIV of the Compendium of Foreign Exchange Regulations (the “Compendium”).

Bonds Denominated in Currencies other than Chilean Pesos

Prior to April 19, 2001, any international issue of bonds was subject to approval by the Central Bank after submission of an application to the Central Bank through a bank or other participant in the Formal Exchange Market. Absent the Central Bank’s authorization, issuers were not able to offer bonds outside of Chile. On April 19, 2001 the Central Bank issued new foreign exchange regulations effective as of March 1, 2002, which were included in the new Chapter XIV of the Compendium, applicable to bond issues made either from Chile or through an agency abroad. It must be noted however, that all debt issues made prior to the new regulations remain subject to the regulations existing at the time of the respective issue.

Debt securities issued directly by the Company

In accordance with new regulations issued by the Central Bank, which were included in the new Chapter XIV of the Compendium, effective March 1, 2002, any international issue of bonds in an aggregate amount exceeding U.S.$10,000 must be registered and dated by a bank or other entity authorized by the Central Bank to participate in the Formal Exchange Market before the proceeds from the issuance can be remitted to Chile and received by the issuer. The issuer must submit forms regarding the offering to the registering entity or directly to the Central Bank, along with a letter of instructions indicating whether it prefers to receive the proceeds in Chilean pesos or in a foreign currency. The Formal Exchange Market entity must in turn verify that the forms submitted by the issuer are in accordance with the documentation relating to the issue and inform the Central Bank of the operation no later than 11:00 a.m. on the banking business day following the date on which the proceeds of the issue are transferred to the issuer.

If the issuer opts to receive the proceeds of the issue outside of Chile, it must report this to the Central Bank directly or through a Formal Exchange Market entity within ten days of the date of receipt of proceeds.

Chapter XIV of the Compendium also states that proceeds from the issue, as well as payment of capital and interest relating to the issue must be received and sent from and through the Formal Exchange Market, but purchases of U.S. dollars in connection with payments on debt securities issued directly by the Company can be made either in the Formal or in the Informal Exchange Market. There can be no assurance, however, that the Company will be able to purchase U.S. dollars in the Informal Exchange Market or in the Formal Exchange Market at the time or in the amounts required to pay debt service related to any such debt securities. There can also be no assurance that further Central Bank regulations or legislative changes to the current foreign exchange control regime in Chile would not restrict or prevent the purchase of U.S. dollars by the Company to make payments under the Notes.

In the case of debt securities issued directly by the Company prior to the effectiveness of the new regulations, the registration of such issue with the Central Bank grants the Company access to the Formal Exchange Market for the purchase of U.S. dollars necessary to make payments in respect of any such debt securities, but requires that payments on such debt securities shall only be made with U.S. dollars purchased in the Formal Exchange Market.

The new regulations of Chapter XIV of the Compendium do not make any reference to the one-year mandatory deposit in the Central Bank that was previously required by the former Chapter XIV. However, the Central Bank is authorized, under the Central Bank Act, to impose such requirement.

Debt securities issued through the Company’s Panamanian agency

In December 1996, the Company established a registered agency in Panama. The Company may from time to time issue debt securities directly or through its Panamanian agency depending on, among other factors, whether or not the Company expects to bring the proceeds thereof into Chile. In such cases, the proceeds of such issuance of the notes may be brought into Chile or held abroad. In either case, however, in accordance with Chapter VIII of the Compendium, the Company must inform the Central Bank of the issuance of international bonds through its agency within 10 days following the disbursement of funds to the agency, together with the schedule of payments of the notes.

Purchases of U.S. dollars in connection with payments on debt securities issued through its Panamanian agency (whether prior to or after April 19, 2001) can be made either in the Formal or in the Informal Exchange Market. Although the Company would need to inform the Central Bank of the issuance of debt securities through its Panamanian agency, such communication to the Central Bank would not give the Company access to the Formal Exchange Market for the purchase of U.S. dollars necessary to make payments in respect of any such debt securities.

There can be no assurance that the Company will be able to purchase U.S. dollars in the Informal Exchange Market or in the Formal Exchange Market at the time or in the amounts required to pay debt service related to any such debt securities. There can also be no assurance that further Central Bank regulations or legislative changes to the current foreign exchange control regime in Chile would not restrict or prevent the purchase of U.S. dollars by the Company to make payments under the Notes from Chile.

TAXATION

General

The following summary contains a description of the principal Chilean and United States federal income tax consequences of the purchase, ownership and disposition of Notes, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Notes. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the United States and Chile.

This summary is based on the tax laws of Chile and the United States as in effect on the date of this Form 20-F, as well as regulations, rulings and decisions of Chile and the United States available on or before such date and now in effect. All of the foregoing are subject to change, which change could apply retroactively and could affect the continued validity of this summary.

Prospective purchasers of the Notes should consult their own tax advisors as to the Chilean, United States or other tax consequences of the purchase, ownership and disposition of the Notes, including, in particular, the application to their particular situations of the tax considerations discussed below, as well as the application of state, local, foreign or other tax laws.

There is currently no tax treaty between the United States and Chile.

Chilean Taxation

The following is a general summary of the principal consequences under Chilean tax law, as currently in effect of an investment in the Notes made by a Foreign Holder. Foreign Holder means either:

•	in the case of an individual, a person who is neither a resident nor is domiciled in Chile (for purposes of Chilean taxation, an individual holder is resident or domiciled in Chile if it has resided or has been domiciled in Chile for more than six months in one calendar year, or a total of more than six months in two consecutive fiscal years); or

•	in the case of a legal entity, a legal entity that is not organized under the laws of Chile, unless the Notes are assigned to a branch or a permanent establishment of such entity in Chile.

Under Chile’s Income Tax Law, payments of interest made from Chile by the Company in respect of the Notes to a Foreign Holder will generally be subject to a Chilean withholding tax assessed at a rate of 4.0% (the “Chilean Interest Withholding Tax”).

The Company has agreed, subject to specific exceptions and limitations, to pay to the Foreign Holders of Notes Additional Amounts in respect of the Chilean Interest Withholding Tax mentioned above in order that the interest the Foreign Holder receives, net of the Chilean Interest Withholding Tax, equals the amount which would have been received by such Foreign Holder in the absence of such withholding. If the Company pays Additional

Amounts in respect of such Chilean Interest Withholding Tax, any refunds of such Additional Amounts will be for the account of the Company. In the event of certain changes in Chilean tax laws requiring the payment by the Company of Additional Amounts in excess of the Additional Amounts that would be payable were payments of interest on the Notes subject to the Chilean Interest Withholding Tax at a 4.0% rate, the Company has the right to redeem the Notes.

Under existing Chilean law and regulations, a Foreign Holder will not be subject to any Chilean taxes in respect of payments of principal made by the Company with respect to the Notes. Payments by the Company with respect to the Notes of amounts not considered principal or interest may be subject to a Chilean withholding tax of up to 35%.

The Chilean Income Tax Law provides that a Foreign Holder is subject to income tax on his Chilean source income. For this purpose, Chilean source income means earnings from activities performed in Chile or from the sale, disposition or other transactions in connection with assets or goods located in Chile. Therefore, any capital gains realized on the sale or other disposition by a Foreign Holder of the Notes generally will not be subject to any Chilean taxes provided that such sale or other disposition occurs outside Chile.

A Foreign Holder will not be liable for estate, gift, inheritance or similar taxes with respect to its holdings unless Notes held by a Foreign Holder

•	are located in Chile at the time of such Foreign Holder’s death or at the time the transfer takes place, or

•	were purchased or acquired with monies obtained from Chilean sources.

A Foreign Holder will not be liable for Chilean stamp, registration or similar taxes.

The issue of the Notes was subject to stamp tax, which was paid by the Company.

United States Taxation

This summary of certain United States federal income tax considerations deals principally with United States Holders that will hold Notes as capital assets and whose functional currency is the United States dollar. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular investor’s decision to purchase Notes and generally does not address the tax treatment of United States Holders that may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, traders in securities electing to mark to market, persons that will hold Notes as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction, persons that own (or are deemed to own for United States tax purposes) 10% or more of the voting stock of the Company, or persons that are not United States Holders; nor does it address the tax treatment of United States Holders that did not acquire Notes as part of the initial distribution. As used under this section “United States Taxation,” the term “United States Holder” means a beneficial owner of a Note that is a citizen or resident of the United States or a United States domestic corporation or that otherwise is subject to United States federal income taxation on a net income basis in respect of the Notes.

Taxation of Interest and Additional Amounts

A United States Holder will treat the gross amount of interest and Additional Amounts (i.e., without reduction for Chilean Interest Withholding Tax, determined utilizing the 4.0% Chilean Interest Withholding Tax rate applicable to all United States Holders of the Notes) as ordinary interest income in respect of the Notes. Any Chilean Interest Withholding Tax paid will be treated as foreign income taxes eligible for credit against such United States Holder’s United States federal income tax liability, subject to generally applicable limitations and conditions, or, at the election of such United States Holder, for deduction in computing such United States Holder’s taxable income. Interest and Additional Amounts will constitute income from sources outside the United States for foreign tax credit purposes. Such income generally will constitute “passive income” or, in the case of certain United States Holders, “financial services income.” Foreign tax credits may not be allowed for withholding taxes imposed in respect of arrangements in which a United States Holder’s expected economic profit is insubstantial. United States Holders should consult their own advisers concerning the implications of these rules in light of their particular circumstances.

The calculation of foreign tax credits and, in the case of a United States Holder that elects to deduct foreign taxes, the availability of deductions, involves the application of rules that depend on a United States Holder’s particular circumstances. United States Holders should consult their own tax advisors regarding the availability of foreign tax credits and the treatment of Additional Amounts.

A Holder of Notes that is, with respect to the United States, a foreign corporation or a nonresident alien individual (a “Non-U.S. Holder”) generally will not be subject to United States federal income or withholding tax on interest income or Additional Amounts earned in respect of Notes, unless such income is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States.

Taxation of Dispositions

Gain or loss realized by a United States Holder on the sale, redemption or other disposition of Notes generally will be treated as capital gain or loss and such gain or loss will be long-term capital gain or loss if at the time of the disposition, the Notes have been held for more than one year. Long-term capital gain realized by a United States Holder that is an individual generally is subject to a maximum rate of 15% through December 31, 2008. Gain, if any, realized by a United States Holder generally will be treated as U.S. source income for U.S. foreign tax credit purposes.

A Non-U.S. Holder of Notes will not be subject to United States federal income or withholding tax on gain realized on the sale or other disposition of Notes unless (i) such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States or (ii) in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Backup Withholding and Information Reporting

Payments of principal, premium, if any, and interest on the Notes, and payment of the proceeds of any disposition of the Notes, made to certain United States Holders may be subject to U.S. information reporting requirements. In addition, certain United States Holders may be subject to a U.S. backup withholding tax in respect of such payments if they do not provide their taxpayer identification numbers to the payor or otherwise establish an exemption. Non-U.S. Holders generally are exempt from these withholding and reporting requirements, but may be required to comply with applicable certification and identification procedures in order to establish their eligibility for such an exemption.

DOCUMENTS ON DISPLAY

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, the Company files reports and other information with the Securities and Exchange Commission. These materials, including this Annual Report and the exhibits thereto, may be inspected and copied at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the materials may be obtained from the Public Reference Room at the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

The following discussion about Arauco’s risk management activities includes forward-looking statements that involve risk and uncertainties. Actual results could differ materially from those projected in such forward-looking statements.

Arauco is exposed to market risk from changes in interest rates and currency exchange rates. Arauco from time to time assesses its exposure and monitors opportunities to manage these risks, including entering into derivative contracts. On May 8, 2002, Arauco entered into a swap contract in which U.S.$200 million of the 7.75% Notes were swapped for notes bearing an interest rate of LIBOR plus 1.79875%. On May 23, 2003, Arauco entered into a new swap contract in which the U.S.$200 million of the notes bearing an interest rate of LIBOR plus 1.79875% were swapped for notes bearing a fixed interest rate of 5.506%.

In the normal course of business, Arauco also faces risks that are either non-financial or non-quantifiable. Such risks principally include country risk, credit risk and legal risk and are not represented in the tables below.

INTEREST RATE RISK

Interest rate risk exists principally with respect to Arauco’s indebtedness that bears interest at floating rates. At December 31, 2002, Arauco had outstanding approximately U.S.$1,530.7 million of indebtedness, of which approximately 81.0% bore interest at fixed interest rates and approximately 19.0% bore interest at floating rates of interest. Approximately 0.2% of the indebtedness was denominated in UF as of that date. The interest rate on Arauco’s variable rate debt is determined by reference to LIBOR. Arauco’s UF-denominated indebtedness bears interest at a fixed rate, although the amount of the borrowing is periodically revalued in accordance with Chilean inflation.

The following table summarizes the long-term debt obligations, including 2003 maturities, held by Arauco at December 31, 2002 that are sensitive to changes in interest rates. The table presents the aggregate principal amount of each category of indebtedness maturing in each year, at the weighted average interest rate for each category of indebtedness. Average interest rates for liabilities are calculated based on the prevailing interest rate at December 31, 2002, for each loan.

	As of December 31, 2002							Total Long Term Debt (incl. 2003 maturities)	Fair Value(1)
	Expected contractual maturity date
	Average Interest Rate(2)	2003	2004	2005	2006	2007	There- after
	(U.S.$ equivalent in millions)
Long-Term Interest Bearing Debt:
Fixed Rate (Ch$-denominated)	6.00%	2.6	—	—	—	—	—	2.6	2.7
Variable Rate (Ch$-denominated)	—	—	—	—	—	—	—	—	—
Fixed Rate (3) (U.S.$-denominated)	7.63%	80.2	—	175.0	—	100.0	882.5	1,237.7	1,378.6
Variable Rate (U.S.$-denominated)	LIBOR + 0.68%	38.1	100.3	100.4	50.0	1.0	0.6	290.4	290.4
Other currencies	—	—	—	—	—	—	—	—	—

(1)	These figures were calculated based on the discounted value of future cash flows expected to be received or paid, considering current discount rates that reflect the different risks involved. See Note 10 to the consolidated financial statements.
(2)	Average interest rate means, for variable rate debt, the weighted average prevailing interest rate at December 31, 2002, on Arauco’s variable rate debt, and for fixed rate debt, the weighted average prevailing interest rate at December 31, 2002, on Arauco’s fixed rate debt.
(3)	Includes the U.S.$200 million of the 2011 Notes swapped on May 8, 2002.

FOREIGN CURRENCY RISK

Arauco’s principal exchange rate risk involves changes in the value of the Chilean peso relative to the dollar. Arauco generally believes that its foreign currency exposure is not material to its net income due to its dollar-denominated or indexed sales. In 2002, substantially all of Arauco’s consolidated revenues were denominated in or indexed to foreign currencies. Arauco estimates that a majority of its consolidated costs and expenses are denominated in dollars. As of December 31, 2002:

•	a significant portion of Arauco’s accounts receivable were denominated in U.S. dollars;

•	47.7% of Arauco’s short-term investments were denominated in euros and 8.9% were denominated in pesos, with the balance of 43.4% in U.S. dollars;

•	substantially all of Arauco’s indebtedness was denominated in U.S. dollars; and

•	a significant portion of Arauco’s consolidated total assets were denominated in U.S. dollars, with the balance primarily denominated in Chilean pesos.

Substantially all of Arauco’s foreign currency-denominated revenues, costs and expenses, receivables and indebtedness are denominated in U.S. dollars. As of December 31, 2002, only 0.2% of Arauco’s long-term debt was Chilean peso-denominated, with the balance in U.S. dollars. Accordingly, variations in the value of the Chilean peso relative to the dollar will not have a significant effect in the cost in dollars of Arauco’s foreign debt service obligations.

Item 12. Description of Securities Other Than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and the Use of Proceeds.

Not applicable.

Item 15. Controls and Procedures.

Within the 90 days prior to the date of this annual report, the Company carried out an evaluation under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a and 15d-15(c) under the U.S. Securities Exchange Act of 1934, or “Exchange Act”). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of the Company’s evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

There were no significant changes in Arauco’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation. There were no significant deficiencies or material weaknesses, and therefore there were no corrective actions taken.

Item 16. [Reserved].

PART III

Item 17. Financial Statements.

Not applicable.

Item 18. Financial Statements.

See pages F-1 through F-27, incorporated herein by reference.

Item 19. Exhibits

a. List of Financial Statements

b. List of Exhibits

Exhibit No.	Description
Exhibit 1.1	English translation of the by-laws (estatutos) of Celulosa Arauco y Constitución S.A., dated as of April 29, 2002 (incorporated by reference to Exhibit 1.1 to the Annual Report of Celulosa Arauco y Constitución S.A. on Form 20-F filed on June 26, 2002)

Exhibit 8.1	List of subsidiaries

Exhibit 10.1	Certification of Alejandro Pérez and Matías Domeyko pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 12.1	Letter from Celulosa Arauco y Constitución to the SEC regarding Langton Clarke Auditores Consultores Ltda. (incorporated by reference to Exhibit 99.1 to the Annual Report of Celulosa Arauco y Constitución S.A. on Form 20-F filed on June 26, 2002)

Exhibit 12.2	Valuation and Qualifying Accounts

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2002

Report of Independent Accountants

To the Board of Directors and Stockholders of

Celulosa Arauco y Constitución S.A.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of Celulosa Arauco y Constitución S.A. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/    PricewaterhouseCoopers

Santiago, Chile

March 7, 2003

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

	At December 31,
	2002	2001
	(US $ in thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents 1d)	$49,147	$22,424
Short-term investments 1e)	350,283	420,425
Trade receivables—net	186,783	210,529
Other receivables—net	72,574	67,610
Inventories 1f), (3)	203,089	193,563
Prepaid expenses and other current assets (4)	121,607	61,299

Total current assets	983,483	975,850

LONG-TERM ASSETS:
Forest 1g)	1,188,013	1,167,462
Property, plant and equipment—net 1h), (5)	1,851,240	1,653,466
Investments in affiliates	20,768	18,078
Goodwill, net of amortization 1n)	23,668	19,791
Other long-term assets	43,164	64,610

Total long-term assets	3,126,853	2,923,407

Total assets	$4,110,336	$3,899,257

See Notes to Financial Statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

	At December 31,
	2002	2001
	(US $ in thousands)
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term debt	$32,125	$87
Current portion of long-term notes	38,057	38,729
Current portion of bonds	82,793	4,253
Accounts payable (6)	162,397	103,483
Accrued liabilities and other current liabilities (7)	61,092	59,929

Total current liabilities	376,464	206,481

LONG-TERM LIABILITIES:
Long-term notes (8)	252,363	289,670
Long-term bonds (8)	1,157,500	1,282,963
Deferred income taxes (9)	150,214	117,242
Other long-term liabilities	10,003	21,865

Total long-term liabilities	1,570,080	1,711,740

MINORITY INTEREST	6,127	6,251

STOCKHOLDERS’ EQUITY:
Common stock (nominal par value, 113,152,446 shares authorized and issued)	—	—
Paid-in capital	363,833	363,833
Retained earnings	1,793,832	1,610,952

Total stockholders’ equity	2,157,665	1,974,785

Total liabilities and stockholders’ equity	$4,110,336	$3,899,257

See Notes to Financial Statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated Statements of Income

	Year Ended December 31,
	2002	2001	2000
	(US $ in thousands)
Net sales (13)	1,188,018	1,173,826	1,260,342
Operating costs and expenses:
Cost of sales	(620,464)	(689,837)	(604,130)
Depreciation (13)	(103,885)	(119,796)	(106,576)
Selling and administrative	(100,515)	(94,047)	(102,701)

Total operating costs and expenses	(824,864)	(903,680)	(813,407)

Income from operations	363,154	270,146	446,935

Non-operating income (expense):
Interest income	21,995	14,794	12,563
Other income (expense)	1,513	(3,871)	5,151
Foreign exchange gains (losses)	11,668	(26,058)	(5,070)
Interest expense	(61,692)	(62,362)	(62,201)

Total non-operating income (expense)	(26,516)	(77,497)	(49,557)

Income before taxes, minority interest and equity in earnings of unconsolidated affiliates	336,638	192,649	397,378
Provision for income taxes (9)	(52,578)	(12,956)	(55,552)
Minority interest in consolidated subsidiaries	(267)	(225)	(2,051)
Equity in earnings of unconsolidated affiliates	2,558	1,463	1,377

Net income	286,351	180,931	341,152

See Notes to Financial Statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2002	2001	2000
	(US $ in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	286,351	180,931	341,152
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	107,453	123,409	108,817
Minority interest in net income of consolidated subsidiaries	267	225	2,051
Earnings of unconsolidated affiliates	(2,558)	(1,463)	(1,377)
Deferred income taxes	12,243	2,222	18,751
Allowance for doubtful accounts	1,117	728	758
(Gain) loss on sale of fixed assets	(446)	(1,622)	1,029
Investments and proceeds in trading securities	70,142	(267,090)	(6,995)
Decrease (increase) in receivables	17,665	(40,832)	29,284
Decrease (increase) in inventories	(9,526)	32,821	(68,702)
Decrease (increase) in other assets	(37,841)	(17,822)	(16,014)
Increase (decrease) in accounts payable	27,145	(41,068)	308
Increase (decrease) other liabilities	9,639	(26,131)	8,291

Net cash provided by operating (used in) activities	481,651	(55,692)	417,353

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment and forest	(324,354)	(226,277)	(200,072)
Proceeds from sales of property, plant and equipment	2,590	4,862	2,097
Investment in related companies	(9,400)	(3,219)	(208,057)
Dividends received from related companies	802	480	690

Net cash used in investing activities	(330,362)	(224,154)	(405,342)

CASH FLOWS FROM FINANCING ACTIVITIES
Bonds issued	—	400,000	300,000
Bank borrowings	34,522	315,787	289,177
Debt issue costs	—	(7,770)	(5,830)
Payment of notes and bond principal	(87,386)	(401,954)	(355,726)
Dividends paid	(71,702)	(67,610)	(193,353)

Net cash provided by (used in) financing activities	(124,566)	238,453	34,268

Net increase (decrease) in cash and cash equivalents	26,723	(41,393)	46,279

Cash and cash equivalents at beginning of year	22,424	63,817	17,538

Cash and cash equivalents at end of year	49,147	22,424	63,817

See Notes to Financial Statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

	Year Ended December 31,
	2002	2001	2000
	(Dollar and Share Amounts in Thousands, Except Per Share Amounts)
Common Stock	—	—	—
Nominal par value (113,152, 446 shares authorized and issued at December 31, 2002, 2001, and 2000)
Paid in capital
Balance at beginning of year	363,833	363,833	363,833
Balance at end of year	363,833	363,833	363,833

Retained earnings
Balance at beginning of year	1,610,952	1,468,275	1,343,597
Net income	286,351	180,931	341,152
Dividends	(103,471)	(38,254)	(216,474)

Balance at end of year	1,793,832	1,610,952	1,468,275

Total stockholders’ equity	2,157,665	1,974,785	1,832,108

See Notes to Financial Statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Nature of operations

Celulosa Arauco y Constitución S.A., a Chilean corporation (“the Company”), and its subsidiaries (the Company, together with its subsidiaries, “Arauco”) are principally engaged in the production of pulp, forestry and wood products, and the management of their forestry assets. Arauco owns and operates facilities in Chile, Argentina and Uruguay and has customers throughout the world including Asia, Europe, North America and Central and South America.

b)	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying value of property, plant and equipment; recoverable forest; allowance for doubtful accounts; inventories and deferred income tax assets. Actual results could differ from those estimates.

c)	Consolidation

The consolidated financial statements include the accounts of the Company and all majority owned subsidiaries in which the Company has voting control. Inter-company transactions and accounts are eliminated in consolidation. Investments in affiliates, owned 20% to 50% inclusive, are accounted for under the equity method. The Company’s share of earnings of such investments is shown in the income statement under the heading “Equity in earnings of unconsolidated affiliates”.

d)	Cash and cash equivalents

Arauco considers all highly liquid securities with maturities of three months or less at the time of purchase to be cash equivalents. Arauco invests its excess cash in short-term time deposits with high quality financial institutions. These time deposits are included in cash and cash equivalents at fair value. Arauco generally holds these cash investments until maturity and is therefore not subject to significant market risk. The Company holds accounts with a variety of banks and does not hold significant deposits with any single bank.

e)	Short-term investments

Arauco’s short-term investments consist primarily of investments in mutual fund units which are classified as trading securities. These short-term investments are recorded at fair value with unrealized holding gains and losses included in earnings. Net unrealized holding gains and losses at period end included in interest income for 2002 and 2001 were $8.0 million and $2.1 million, respectively.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

f)	Inventories

Inventories of raw materials, work-in-process and spare parts are stated at the lower of cost or market, primarily using the average cost method. Finished goods are stated at the lower of average production costs for the period, or market. Inventory costs include materials, labor, transportation, depreciation of fixed assets and production overhead as appropriate.

g)	Forests

Forests are stated at cost of development less the cost of forest harvested. Forest costs consist primarily of purchased timber, planting, maintenance, protection, and other direct costs related to the plantation of the forest. Direct and indirect interest costs of developing forests are capitalized until the forest is deemed to have reached an exploitable stage. These capitalized interest costs are included in the historical cost of the forest. Forests do not include any estimated future reforestation costs. The cost of forest harvested is based on the volume of forest harvested in relation to the estimated volume of forest recoverable. Arauco’s estimated volume of forest recoverable is based on statistical information and data obtained from physical measurements and other information gathering techniques.

h)	Property, plant and equipment

Property, plant, and equipment are stated at cost less accumulated depreciation. Depreciation of buildings, equipment, and other depreciable assets is primarily determined using the straight-line method. Expenditures that substantially improve and/or increase the useful life of facilities or equipment are capitalized. Interest costs associated with financing the construction of property, plant and equipment is capitalized. Maintenance and repair costs are expensed as incurred. Profits and losses on the sale of property, plant and equipment are accounted for as the difference between the book value and the consideration received.

i)	Asset impairments

Arauco reviews for impairment of long-lived assets when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Losses are recognized when the book values exceed expected undiscounted future net cash flows from the use and eventual disposition of the asset. These undiscounted cash flows are based upon management’s estimate of future cash inflows and outflows. The key assumptions in estimating these cash flows are future pricing of forest and future estimates of expenses to be incurred. When impairment is indicated, the book values of the assets are written down to their estimated fair value.

j)	Income taxes

Arauco uses the asset and liability method of accounting for income taxes. Under this method, the provision for income taxes includes amounts currently payable and amounts deferred as tax assets and liabilities, based on differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, and is measured using the enacted tax rates that are assumed will be in effect when the differences reverse. Deferred tax assets are reduced by a valuation allowance which is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

k)	Derivative financial instruments

To cover risk of exposure to interest rate differences, Arauco utilizes interest rate swap derivative financial instruments. It has established procedures for risk assessment and approving, reporting and monitoring of derivative financial instrument activities. Contracts are recorded on the balance sheet and measured at fair value. The interest differential paid or received is recognized in interest expense in the period incurred. Arauco does not use hedge accounting treatment or utilize financial instruments for trading or speculative purposes.

l)	Trade allowance for doubtful accounts

Arauco provides an allowance for doubtful accounts based on a review of the specific receivables. As of December 31, 2002 and 2001, no single customer accounted for more than 10% of the outstanding balance of accounts receivable. At December 31, 2002 and 2001, the balance in the allowance account for trade receivables was $2.7 million and $1.6 million, respectively.

m)	Currency translation

The functional currency of the Company and its subsidiaries is the U.S. dollar. The Company has subsidiaries that maintain their records in local currencies. Because the US dollar is the reporting currency, subsidiaries remeasure their financial statements into U.S. dollars using the historical exchange rates for non-monetary assets and liabilities and shareholders’ equity accounts. For monetary assets and liabilities the year-end exchange rate prevailing on December 31 of each year is used. The income statement amounts are re-measured into US dollars at a weighted average exchange rate for the year. Re-measurement gains or losses are recorded in foreign exchange gains (losses) in the income statement.

n)	Goodwill

Goodwill is the excess of acquisition cost of a business over the fair value of identifiable net assets acquired. Goodwill and other intangible assets are deemed to have an indefinite life and not amortized. However, these indefinite life assets are tested for impairment on an annual basis and when indicators of impairment are determined to exist by applying a fair-value based test. At December 31, 2002 and 2001, the balance of accumulated amortization of goodwill was $23.6 million and $19.7 million, respectively.

o)	Revenue recognition

Revenues are recorded at the time of shipment of products to the customer. Revenue from inter-segment sales is recorded when the forest is harvested and sold; such inter-segment sales, which are generally made at prices that approximate market, are eliminated in the consolidated financial statements. The following criteria must be met in order to recognize revenue: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the price to the buyer is fixed or determinable; and (4) collection is reasonably assured.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

p)	Short-term debt

Short-term debt is shown at face value plus interest and represents a short-term loan from J.P. Morgan bank obtained in October 2002. Interest is payable monthly at an annual rate of LIBOR plus 0.125% and the loan renews automatically each month.

q)	Bonds

Bonds are shown at face value plus accrued interest. The discount on, and expenses incurred in, the issue of the bonds are shown under other current and long- term assets and are amortized using the interest method of amortization over the term of the instruments. Total capitalized costs associated with bonds were $17.5 million and $21.1 million at December 31, 2002 and 2001, respectively.

r)	Research and development expenses

The cost of research, project development and special studies are charged to income in the year in which they are incurred. The cost of research and development charged to income was $1.6 million, $1.5 million and $2.0 million for the years ended December 31, 2002, 2001, and 2000 respectively.

s)	Software

External direct costs of materials and services consumed in developing or obtaining internal use computer software are capitalized. Payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal use computer software project and interest costs incurred while developing internal use computer software are capitalized. Maintenance, training, data conversion and reengineering costs are charged to the results of operations as incurred. Purchased software is capitalized and amortized over the estimated useful life up to a maximum of three years. Capitalized software assets are classified in “Property, plant and equipment” and as “other long-term assets”.

t)	Severance benefit plan

Arauco sponsors a retirement plan that covers certain employees. It has recorded a liability for long-term severance indemnities based on agreements it has entered into with its employees at certain of its companies in Chile. Generally, upon leaving Arauco, employees who have completed five years of service are entitled to one month’s salary for each year of service, up to the retirement age of 60 and 65 years for women and men, respectively. In accordance with Emerging Issues Task Force (“EITF”) 88-1, Arauco records the undiscounted obligation for this plan as if it was payable at each balance sheet date. Severance expense for this plan was $1.3 million, $1.3 million and $8.9 million, for fiscal 2002, 2001 and 2000 respectively. The severance liability is recorded in other long-term and current liabilities and amounted to $13.7 million and $13.4 million, at December 31, 2002 and 2001, respectively.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

u)	Acquisitions

In 2000 the Company acquired 97.5% of the outstanding shares of Forestal Cholguan S.A. The total cost of the acquisition was approximately $266.2 million. Approximately 85.8% of these shares were acquired from indirect controlling shareholders of the Company. The shares acquired from indirect controlling interest were considered to be an exchange of ownership interests between companies under common control. As such, assets and liabilities of Forestal Cholguan S.A. were incorporated in the consolidated financial statements of the Company at historical value. The difference between the purchase price paid by the Company and 85.8% of the book value of Forestal Cholguan S.A. was recorded as dividend paid to shareholders` in the consolidated shareholders`equity. For the remaining shares acquired from unrelated parties, the purchase price was first allocated to deferred tax assets and liabilities that were recorded upon acquisition. The remaining difference was recorded as a lower basis in forests, building and equipment, resulting in lower depreciation and cost of sales in subsequent years.

On March 31, 2000, a subsidiary of the Company acquired the remaining 50% of the outstanding shares of Trupan. S.A. for $37.0 million. The consideration paid was assigned to the tangible and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. The excess of the cost over the fair value of net assets acquired was recorded as goodwill.

v)	Prospective accounting pronouncements

In July 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the entity either settles the obligation for the amount recorded or incurs a gain or loss. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Although Arauco is evaluating the effects of this Statement on its financial position and results of operations, management does not believe that the adoption of this Statement will have a material impact on the results of its operations.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

In June 2002, the FASB issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS 146). This statement supercedes EITF Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability is recognized at the date an entity commits to an exit plan. SFAS 146 also establishes that the liability should initially be measured and recorded at fair value. The provisions of SFAS 146 will be effective for any exit and disposal activities initiated after December 31, 2002. Arauco is evaluating the effect of this statement on its financial position and results of operations. However, it does not expect the adoption will have a material impact on the Company’s results of operations or financial position.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. Initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified. Arauco is evaluating the impact of the new interpretation. However, the adoption of FIN 45 is not expected to have a material impact on the Arauco’s results of operations or financial position.

In January 2003, the FASB issued Interpretation 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 requires that companies that control another entity through interests other than voting interests should consolidate the controlled entity. FIN 46 applies to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. The related disclosure requirements are effective immediately. Arauco has evaluated the impact of the new interpretation and the adoption will not have a material impact on its results of operations or financial position.

Effective January 1, 2003, Arauco implemented FAS No. 145, “Rescission of FAS Nos. 4, 44 and 64, Amendment of FAS 13, and Technical Corrections”, under which gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet criteria outlined in Accounting Principles Bulletin No. 30. Under FAS No. 145 Arauco has recorded losses on the early extinguishment of debt in earnings from continuing operations in the Company’s statements of earnings.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 2—OTHER RECEIVABLES—NET

	December 31,
	2002	2001
	ThUS$	ThUS$
Value added tax receivable	56,309	60,373
Related party receivables	—	710
Other receivables	17,781	8,420
Allowance	(1,516)	(1,893)

Total other receivables—net	72,574	67,610

NOTE 3—INVENTORIES

Inventories have been valued in accordance with the policy described in note 1 (f). The principal components were as follows:

	December 31,
	2002	2001
	ThUS$	ThUS$
Finished goods	133,687	127,616
Work in progress	2,609	2,420
Sawlogs, pulpwood and chips	10,950	13,356
Raw materials	44,623	39,545
Other parts and materials	11,220	10,626

Total inventories	203,089	193,563

NOTE 4—PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2002	2001
	ThUS$	ThUS$
Prepaid freight and other expenses	28,396	31,801
Deferred tax assets	25,447	4,718
Deposits	32,046	—
Supplies non-production	16,964	17,845
Other current assets	18,754	6,935

Total prepaid expenses and other current assets	121,607	61,299

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 5—PROPERTY, PLANT AND EQUIPMENT—NET

		December 31,
	Useful lives	2002	2001
		ThUS$	ThUS$
Land and improvements	—	367,674	361,317
Buildings and improvements	27 years	1,238,483	1,060,065
Machinery and equipment	11 years	1,211,599	1,299,843
Construction in progress	—	331,294	132,332
Other	3 years	145,325	137,053

		3,294,375	2,990,610
Accumulated depreciation		(1,443,135)	(1,337,144)

Total property, plant and equipment—net		1,851,240	1,653,466

NOTE 6—ACCOUNTS PAYABLE

	December 31,
	2002	2001
	ThUS$	ThUS$
Accounts payable—trade	76,514	68,104
Dividends payable	66,119	34,698
Accounts payable—related parties	1,935	681
Income tax payable	17,829	—

Total accounts payable	162,397	103,483

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 7—ACCRUED LIABILITIES AND OTHER CURRENT LIABILITIES

	December 31,
	2002	2001
	ThUS$	ThUS$
Accrued interest	30,498	28,062
Other accruals	24,553	25,209
Withholding taxes	4,930	5,356
Deferred income	1,111	1,302

Total accrued liabilities and other current liabilities	61,092	59,929

NOTE 8—LONG-TERM NOTES

	Interest Rate at December 31, 2002	December 31,
Long-term debt		2002	2001
	%	ThUS$	ThUS$
Notes payable:
Morgan Guarantee Trust Company (due 2003)	LIBOR + 0.35	37,500	75,000
J.P. Morgan Chase (due 2006)	LIBOR + 0.725	250,000	250,928
Note payable—Argentina (due in 2008)	LIBOR + 0.625	2,920	2,471

Total notes payable		290,420	328,399
Less: current portion		(38,057)	(38,729)

Total long-term notes		252,363	289,670

The Company obtained a $150 million note from Morgan Guarantee Trust Company on March 14, 1997. The funds were used to repay outstanding debt. At December the loan principal is payable in four annual payments which began on March 20, 2000. Interest is due quarterly during the year. In accordance with the loan, the Company must maintain a minimum interest coverage ratio of 1.2:1 (on a rolling four-quarter basis) and maintain a minimum consolidated net worth of at least 49,244,361 Unidades de Fomento. The Company was in compliance with these covenants at December 31, 2002.

Through the subsidiary, Alto Paraná S.A., Arauco obtained a $250 million note from J.P. Morgan Chase on June 13, 2001. The loan principal and interest is payable semi-annually. The Company has guaranteed repayment of the loan.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Arauco has a note payable to the Argentine Tesoro Nacional. The loan was initially obtained by Alto Paraná, a subsidiary of the Company acquired in 1997. The principal amount of the initial loan was $13 million, payable to Banco Nacional de Desarrollo and was guaranteed by the Argentine government. The loan was refinanced when Banco Nacional de Desarrollo was taken over by the Argentine government. The note is due in annual installments with final payment due in 2008. Interest is payable semi-annually in arrears.

The six-month LIBOR at December 31, 2002 and 2001 was 1.38% and 1.96%, respectively.

Long-term bonds	Annual Interest Rate at December 31, 2002	Outstanding Principal Amount at December 31,
		2002	2001
		ThUS$	ThUS$
Bonds:
Domestic issue Series A bond due February 2003	6.00%	1,413	4,518
Domestic issue Series A bond due December 2003	6.00%	874	1,863
Domestic issue Series B bond due December 2003	6.00%	291	620
US $ bonds (1st issue) due December 2003	6.75%	80,215	80,215
US $ bonds (1st issue) due December 2007	7.00%	100,000	100,000
US $ bonds (2nd issue) due September 2005	6.95%	175,000	175,000
US $ bonds (2nd issue) due September 2009	7.20%	100,000	100,000
US $ bonds (2nd issue) due September 2017	7.50%	125,000	125,000
US $ bonds (3rd issue) due August 2010	8.62%	270,500	300,000
US $ bonds (4th issue) due September 2011	7.75%	387,000	400,000

Total bonds		1,240,293	1,287,216
Less current maturities of long-term bonds		(82,793)	(4,253)

Total long-term bonds		1,157,500	1,282,963

In September 2001, the Company issued $400 million of 10-year bonds at 7.75% (4th issue). The interest on these bonds is payable semi-annually in arrears.

In August 2000, the Company issued $300 million of 10-year bonds at 8.62% (3rd issue). The interest on these bonds is payable semi-annually in arrears.

In October 1997, the Company issued $175 million of 8-year bonds, at 6.95%, $100 million of 12-year bonds at 7.2% and $125 million of 20 year-bonds at 7.5% (2nd issue). The interest on these bonds is payable semi-annually in arrears.

In December 1995, the Company issued $200 million of 8-year bonds at 6.75% and $100 million of 12-year bonds at 7.0% (1st issue). The interest on these bonds is payable semi-annually in arrears.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

In 1991 the Company issued bonds in the Chilean market. These bonds mature between 1994 and 2003, and the interest rate is 6% per annum. Both principal and interest is paid semi-annually in arrears. In accordance with these bonds, the Company’s debt to equity ratio must not exceed the ratio of 1.2:1 and its current liabilities must not exceed current assets. The Company was in compliance with these covenants at December 31, 2002.

In the period between October 2002 and December 2002, the Company repurchased and retired approximately $42.5 million of its 7.75% and 8.62% bonds due in 2011 and 2010, respectively. The bonds were obtained at a premium, resulting in a loss of $3,006 thousand, net of income taxes. The loss includes the write-off of unamortized capitalized issuance costs associated with these bonds of $916 thousand. In September 2001 the Company repurchased and retired $119.8 million of its 6.75% bonds due in 2003. The bonds were obtained at a premium, resulting in a loss of $3.9 million, net of income taxes. The loss includes the write-off of unamortized capitalized bond issuance costs of $967 thousand.

The Company entered into a rate swap agreement in May 2002 with Dresdner Bank A.G. The notional amount of the contract was $200 million. The Company swapped its fixed interest rate for variable interest. Under the terms of the contract, the Company pays variable interest at a rate of LIBOR plus 1.79875% and receives interest at a rate equal to 7.75%. This is the rate equal to the 4th bond issue. The interest rate swap settles semi-annually, and the contract terminates in 2011.

The weighted average interest rate for all long-term debt at December 31, 2002 and 2001 was approximately 7.43% and 7.73% respectively. Required repayment of principal for long-term debt is as follows:

Year Ended December 31 ThUS $
2003	120,850
2004	100,343
2005	275,414
2006	51,049
2007	100,000
2008 and after	883,057

Total	1,530,713

Cash paid during 2002, 2001 and 2000 for interest was $113.2 million, $101.3 million and $86.3 million. The total amount of interest cost incurred by Arauco was $115.7 million (net of $4.0 million related to interest rate swaps), $108.4 million, and $96.4 million for the years ended December 31, 2002, 2001, and 2000, respectively. The amount of interest capitalized for these periods was $54.0 million, $46.1 million, and $34.2 million, respectively.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 9—INCOME TAXES

Income (loss) before taxes was taxed in domestic and foreign jurisdictions, as follows:

	Year ended December 31,
	2002	2001	2000
	ThUS$	ThUS$	ThUS$
Domestic
Current	40,335	10,653	29,209
Deferred	16,257	24,534	17,880

Foreign
Current	—	81	7,592
Deferred	(4,014)	(22,312)	871

Total provision for income taxes	52,578	12,956	55,552

The tax effects of significant temporary differences creating deferred tax assets and liabilities at December 31 were as follow:

	December 31,
	2002	2001
	ThUS$	ThUS$
Deferred income tax liabilities

Inventories	(11,151)	(9,299)
Other	(1,162)	(1,643)
Property, plant and equipment	(162,694)	(184,110)
Debt issue costs	(4,478)	(6,378)

Total deferred tax liabilities	(179,485)	(201,430)

Deferred income tax asset
Accruals	32,744	97,911
Tax loss carry forwards	38,788	20,224
Other	8,224	13,841

Total deferred tax assets	79,756	131,976

Valuation Allowance	(25,038)	(43,070)

Total deferred tax assets—net	54,718	88,906

Net deferred tax liability	(124,767)	(112,524)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Net long-term deferred tax liabilities were $150.2 million at December 31, 2002 and $117.2 million at December 31, 2001. In addition, net short-term deferred tax assets of $25.4 million at December 31, 2002 and $4.7 million, at December 31, 2001, are included in the Consolidated Balance Sheets in prepaid and other current assets.

Cash paid during 2002, 2001 and 2000 for income taxes was $23.2 million, $36.2 million and $35.1 million, respectively.

As of December 31, 2002 and 2001, Arauco had valuation allowances of $26.7 million and $46.5 million, respectively, to reduce its deferred tax assets to estimated realizable value. The valuation allowances relate to the deferred tax assets arising from Argentina.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of Arauco’s total deferred tax assets will not be realized. The ultimate realization of these deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences are anticipated to reverse, management believes it is more likely than not that Arauco will realize the benefits of its deferred tax assets, net of the valuation allowance, at December 31, 2002, as reductions of future taxable income or by utilizing available tax planning strategies. However, the amount of the net deferred tax assets considered realizable could be adjusted in the future if estimates of taxable income are revised.

At December 31, 2002, Arauco had operating loss carry-forwards of approximately $101.0 million. Loss carry-forwards associated with Chile are $21.2 million which can be carried forward indefinitely. Loss carry-forwards associated with Argentina are $79.8 million total of which $2.7 million expire in 2005, $0.9 million expire in 2006 and $76.2 million expire in 2007.

The following table summarizes the effect of the differences between the statutory income tax rate and the effective income tax rates:

	Year ended December 31,
	2002	2001	2000
	ThUS$	ThUS$	ThUS$
US GAAP pretax income multiplied by enacted tax rate	54,229	29,083	59,506
Permanent differences	(343)	(14,901)	(2,839)
Non-taxable income	(1,308)	(1,226)	(1,115)

Effective income tax amount	52,578	12,956	55,552

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The Chilean statutory, first category (corporate) income tax rate was 15% for all years prior to 2002. The rate was 16% in 2002 and is scheduled to be 16.5% in 2003 and 17% in 2004 and thereafter in accordance with currently enacted tax legislation. Also, in accordance with Chilean law, the Company and each of its subsidiaries compute and pay tax on a separate basis and not on a consolidated basis. The Argentine statutory first category income tax rate was 35% in 2000 and 35% for all years thereafter.

NOTE 10—FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial instruments include cash and short-term investments, receivables, payables, debt including notes and bonds and interest rate swaps. The estimated fair value of these financial instruments is based on the amount at which such instruments could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. There are certain limitations inherent in the fair value data since, while the data represents management’s best estimates, the data is subjective, involving significant estimates regarding current economic and market conditions.

The methods and assumptions used to estimate the fair values are as follows:

For cash, short-term time deposits and current receivables and payables, the carrying amounts approximate the fair value due to the short-term maturity of these instruments. The fair value of marketable securities is estimated based on quoted market prices. The fair value of short-term and long-term debt is estimated based on current interest rates available to the Company for debt instruments with similar terms, degrees of risk, and remaining maturities. The fair value of the interest-rate swap agreements is obtained from dealer quotes and represents the estimated amount the Company would receive or pay to terminate the agreements.

The estimated fair values of the Company’s financial instruments are summarized below.

	At December 31, 2002		At December 31, 2001
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
	(ThUS $)		(ThUS $)
Assets
Cash	29,583	29,583	19,737	19,737
Time deposits	19,564	19,564	2,687	2,687
Short-term investments	350,283	350,283	420,425	420,425
Liabilities
Short-term debt	32,125	32,125	87	87
Notes payable	290,420	290,420	328,399	328,399
Bonds	1,240,293	1,381,247	1,287,216	1,320,510

Derivative instrument
Interest rate swap	4,693	4,693	—	—

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 11—RELATED PARTY TRANSACTIONS

Transactions with related companies originate in the normal course of business and are recorded at market value. Transactions with companies with which Arauco has directors and/or management in common are also recorded at fair value.

Arauco enters into fuel purchase contracts with Compañía de Petróleos de Chile S.A. (Copec) the parent corporation of the Company. Arauco purchased fuel totaling $12.1 million during 2002 and $11.0 million in 2001. The terms of these contracts and purchases were generally similar to those prevailing with unrelated parties.

Arauco obtains insurance from Cruz del Sur, a Chilean insurance company controlled by a related party. Cruz del Sur is the supplier of all of Arauco’s insurance policies covering its forest holdings and production plants, facilities and equipment. Arauco paid direct insurance premiums of $3.0 million, $7.2 million and $3.5 million for the years ended December 31, 2002, 2001 and 2000, respectively. Outstanding balances at December 31, 2002 and 2001 with Cruz del Sur included a payable of $1.0 million and a credit of $0.7 million, respectively.

NOTE 12—CONTINGENCIES AND COMMITMENTS

In the normal course of business, the Company and its subsidiaries are parties to various legal claims, actions and complaints. It is not possible to predict with certainty whether or not the Company and its subsidiaries will ultimately be successful in any of the legal matters, or if not, what the impact may be. However, Arauco’s management does not expect that the results in any of these legal proceedings will have a material adverse effect on Arauco’s results of operations, financial position or cash flows.

Guarantees

The Company has guaranteed the debt of one of its subsidiaries, Alto Paraná S.A. At December 31, 2002 the outstanding principal amount of the guaranteed debt totaled $250 million. This guarantee would require payment by the Company in the event of default by Alto Paraná. The guarantee coincides with the terms of the note and expires in 2007. Arauco has no other material guarantees.

Covenants

The Company’s long-term borrowings require compliance with certain financial restrictions. Non-compliance could result in these debts becoming fully payable upon demand. Arauco was in compliance with all financial covenants at December 31, 2002.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Environmental Proceedings

The Company and its subsidiaries are subject to certain Chilean environmental laws and regulations. Under such regulations, the Company is required to conduct environmental impact studies of any future projects or activities that may affect the environment. These regulations also establish procedures for private citizens to object to the plans or studies submitted by project owners. The extent to which such regulations will affect Arauco will depend upon how the authorized Chilean governmental agencies decide to implement such legislation. Enforcement remedies could include temporary or permanent closure of facilities and fines.

Arauco entered into various projects related to the improvement of, or investment in, product processes designed to protect the environment during the year ended December 31, 2002.

Arauco entered into a project to reduce gases and steam which are a by-product of the mill production process. Arauco has incurred costs of $1.3 million through December 31, 2002 and expects to incur an additional $3.2 million on this project.

The Company entered into environmental protection projects in connection with the Valdivia Mill Construction Project. The Company has incurred costs of $6.2 million on this project through December 31, 2002 and expects to incur an additional $6.6 million on this project.

Arauco has entered into various other environmental projects and incurred costs approximating $0.6 million. The Company anticipates incurring additional costs of $0.9 million associated with these projects.

Other

In December 2002, a subsidiary of the Company, Alto Paraná won a bid for 60,000 hectares of forestry land and plantations sold by the Argentine company Perez Companc. Alto Paraná agreed to pay $40 million for the land, which is located in Argentina, a sawmill and other assets, located close to Alto Parana’s operations. At December 31, 2002, Arauco had deposited $10 million in relation to this purchase. The transaction is still subject to the approval of the Argentine antitrust authorities.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 13—SEGMENT INFORMATION

The Company operates principally in three identifiable product segments, which comprise the production and sales of goods for (i) pulp products, (ii) forestry products and (iii) wood products. Pulp products include bleached and unbleached wood pulp products that result from the processing of pulp logs and chips. Forestry products include sawlogs and pulpwood. Wood products include flitches, sawn timber (lumber) and remanufactured wood products. Other services and products include mainly forestry services performed by the Company and electricity generation, which began production in late 1996.

Total revenues by segment include sales to unaffiliated customers, as reported in Arauco consolidated income statement, and inter-segment sales, which are accounted for at invoice price. Corporates expenses allocated to the pulp segment.

	Year ended December 31, 2002
	(ThUS $)
	Pulp	Forestry	Wood Products	Plywood and fiberboards panels	Others	Eliminations of intercompany sales and corporate assets	Consolidated
Sales to unaffiliated customers	628,764	31,100	343,938	178,397	5,819	—	1,188,018
Inter-segment sales	2,260	356,278	192,133	114,319	27,917	(692,907)	—

Total sales revenue	631,024	387,378	536,071	292,716	33,736	(692,907)	1,188,018

Operating income	189,929	28,890	50,085	89,367	4,883	—	363,154

Identifiable assets as of December 31, 2002	1,878,910	1,095,831	290,990	284,863	26,178	533,564	4,110,336

	Year ended December 31, 2001
	(ThUS $)
	Pulp	Forestry	Wood Products	Plywood and fiberboards panels	Others	Eliminations of intercompany sales and corporate assets	Consolidated
Sales to unaffiliated customers	705,416	33,641	284,427	141,120	9,222	—	1,173,826
Inter-segment sales	4,243	359,796	160,396	101,997	28,414	(654,846)	—

Total sales revenue	709,659	393,437	444,823	243,117	37,636	(654,846)	1,173,826

Operating income	157,868	46,972	12,154	45,848	7,304	—	270,146

Identifiable assets as of December 31, 2001	1,765,836	1,128,749	251,916	219,146	28,118	505,492	3,899,257

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Year ended December 31, 2000
	(ThUS $)
	Pulp	Forestry	Wood Products	Plywood and fiberboards panels	Others	Eliminations of intercompany sales and corporate items	Consolidated
Sales to unaffiliated customers	791,981	60,246	285,300	107,617	15,198	—	1,260,342
Inter-segment sales	—	335,070	143,813	34,677	30,174	(543,734)	—

Total sales revenue	791,981	395,316	429,113	142,294	45,372	(543,734)	1,260,342

Operating income	338,340	55,202	47,348	1,983	4,061	—	446,934

Identifiable assets as of December 31, 2000	1,599,201	1,280,602	248,859	166,718	25,953	229,656	3,550,989

Sales revenue and long-lived assets of the Arauco’s detailed by country were as follows:

	Year ended December 31, 2002
	(ThUS $)
Country	Sales Revenue (*)	Property, plant and equipment
Chile	1,036,359	1,381,904
Argentina	151,659	469,336

Total	1,188,018	1,851,240

	Year ended December 31, 2001
	(ThUS $)
Country	Sales Revenue (*)	Property, plant and equipment
Chile	1,017,840	1,222,575
Argentina	155,986	430,891

Total	1,173,826	1,653,466

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Year ended December 31, 2000
	(ThUS $)
Country	Sales Revenue (*)	Property, plant and equipment
Chile	1,049,446	1,232,919
Argentina	210,896	406,374

Total	1,260,342	1,639,293

(*)	Sales revenues are attributed to countries based on the location of the sales office where the sale was recorded.

Depreciation expense for the Arauco’s segments was summarized as follows:

	Year ended December 31,
	2002	2001	2000
	(ThUS $)
Industry
Pulp	75,447	94,252	85,501
Forestry	4,078	2,404	5,881
Wood products	12,122	11,629	9,774
Plywood and fiberboards panels	10,249	9,261	3,201
Other	1,989	2,250	2,219

Total depreciation	103,885	119,796	106,576

Capital expenditures for the Arauco’s segments were summarized as follows:

	Year ended December 31,
	2002	2001	2000
	(ThUS $)
Industry
Pulp	235,689	110,392	99,796
Forestry	40,522	53,319	52,882
Wood products	13,899	21,960	67,487
Plywood and fiberboards panels	37,689	36,883	43,296
Other	3,005	1,277	127

Total capital expenditures	330,804	223,831	263,588

Non cash capital expenditure activity was $6.4 million, $(2.4) million and $63.5 million for the years ended December 31, 2002, 2001 and 2000, respectively.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Export sales of the Arauco detailed by major geographic area were as follows:

	Year ended December 31,
	2002	2001	2000
	(ThUS $)
North America	131,070	188,400	107,687
Central and South America	158,328	155,467	159,992
Asia	341,922	442,369	380,801
Europe	368,572	192,158	341,931
Other	26,697	10,582	35,178

Total export sales	1,026,589	988,976	1,025,589

Export sales as a percentage of total sales revenue	86.41%	84.25%	81.37%

NOTE 14—SUBSEQUENT EVENTS

In January 2003, the Company made a cash capital contribution of $28.5 million to EKA Chile S.A. (“EKA Chile”). EKA Chile is the result of a joint venture between the Company and EKA Chemicals, a Swedish chemical company. EKA contributed equipment for its portion of the joint venture. EKA Chile is 50% owned by each party. EKA’s operations will be located in Talcahuano, near Arauco operations, and will provide chlorate to Arauco’s mills.

On February 3, 2003 the Company obtained a $150 million loan from J.P. Morgan-Chase denominated in US dollars that has a variable interest rate of LIBOR plus 0.85%. Interest payments are due semi-annually, while the loan principal is repayable in five semi-annual payments, which begin on February 7, 2006.

No other events have occurred since December 31, 2002 and up to the issuance of these financial statements that may affect significantly the financial situation of Arauco.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 27, 2003

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

By:	/s/ Matías Domeyko
Matías Domeyko
Chief Financial Officer

By:	/s/ Gianfranco Truffello
Gianfranco Truffello
Finance Manager

CERTIFICATION

I, Alejandro Pérez, certify that:

1.	I have reviewed this annual report on Form 20-F of Celulosa Arauco y Constitución S.A.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 and 15d-15) for the registrant and have:

(a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this report (the “Evaluation Date”); and

(c)	Presented in this report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Alejandro Pérez
Date: June 27, 2003	Alejandro Pérez Chief Executive Officer

CERTIFICATION

I, Matías Domeyko, certify that:

1.	I have reviewed this annual report on Form 20-F of Celulosa Arauco y Constitución S.A.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 and 15d-15) for the registrant and have:

(a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this report (the “Evaluation Date”); and

(c)	Presented in this report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Matías Domeyko
Date: June 27, 2003	Matías Domeyko Chief Financial Officer

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

INDEX TO EXHIBITS

Exhibit 1.1	English translation of the by-laws (estatutos) of Celulosa Arauco y Constitución S.A., dated as of April 29, 2002 (incorporated by reference to Exhibit 1.1 to the Annual Report of Celulosa Arauco y Constitución S.A. on Form 20-F filed on June 26, 2002)

Exhibit 8.1	List of subsidiaries

Exhibit 10.1	Certification of Alejandro Pérez and Matías Domeyko pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 12.1	Letter from Celulosa Arauco y Constitución to the SEC regarding Langton Clarke Auditores Consultores Ltda. (incorporated by reference to Exhibit 99.1 to the Annual Report of Celulosa Arauco y Constitución S.A. on Form 20-F filed on June 26, 2002)

Exhibit 12.2	Valuation and Qualifying Accounts