Form 20-F
period 2003-12-31
ARAUCO & CONSTITUTION PULP INC
filed 2004-06-28
CIK 1004156

As filed with the Securities and Exchange Commission on June 28, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

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
5.125% Notes due 2013
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

Item 18 of this annual report includes our audited consolidated financial statements as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003, including the notes thereto, which have been prepared in accordance with generally accepted accounting principles in the United States, known as “U.S. GAAP.”

For the convenience of the reader, we have included translations of certain amounts into dollars at a specified rate. Unless otherwise indicated, the U.S. dollar equivalent for information in Chilean pesos is based on the observed exchange rate reported by Banco Central de Chile (the Central Bank of Chile, which we refer to as the “Central Bank”) for December 31, 2003, which was Ch$593.8 = U.S.$1.00. The observed exchange rate, known as the dólar observado (the “Observed Exchange Rate”), is, for any date, the average exchange rate at which transactions are actually carried out in the Mercado Cambiario Formal (the “Formal Exchange Market”) on the previous day, as certified by the Central Bank on the following business day. You should not construe these translations as representations that the Chilean peso amounts actually represent such dollar amounts or could be converted into dollars at the rates indicated or at any other rate. The Observed Exchange Rate on June 22, 2003 was Ch$643.42 = U.S.$1.00. See “Item 3. Key Information—Exchange Rates” for information regarding historical rates of exchange in Chile from January 1, 1999.

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

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

SELECTED FINANCIAL DATA

The selected financial information presented below is prepared in U.S. dollars in accordance with U.S. GAAP as of and for the years ended December 31, 1999, 2000, 2001, 2002 and 2003. The selected U.S. GAAP financial information should be read in conjunction with, and is qualified in its entirety by reference to, Arauco’s audited consolidated financial statements prepared in accordance with U.S. GAAP included in Item 18. The report of the independent auditors is included in this annual report.

The selected U.S. GAAP financial information as of and for the years ended December 31, 2001, 2002 and 2003 is derived from Arauco’s audited consolidated financial statements provided in Item 18.

The financial data in the following table for all periods are expressed in U.S. dollars, the currency in which Arauco publishes its financial statements. See Note 1(m) to the consolidated financial statements in Item 18.

	At or for the year ended December 31,
	1999(1)		2000(1)		2001		2002		2003
	(in thousands of U.S.$, except ratios and per share data)
Income Statement Data
Sales revenue	U.S.$	1,089,928	U.S.$	1,260,342	U.S.$	1,173,826	U.S.$	1,188,018	U.S.$	1,458,220
Cost of sales		(595,086)		(604,130)		(689,837)		(620,464)		(782,793)
Depreciation		(105,053)		(106,576)		(119,796)		(103,885)		(112,636)
Selling and administrative expenses		(88,207)		(102,701)		(94,047)		(100,515)		(105,897)
Income from operations		301,582		446,935		270,146		363,154		456,894
Interest income		14,723		12,563		14,794		21,995		30,051
Other income (expense)		15,493		5,151		(3,871)		1,513		1,570
Foreign exchange gains (losses)		(2,578)		(5,070)		(26,058)		11,668		52,353
Interest expenses		(51,526)		(62,201)		(62,362)		(61,692)		(46,629)
Income before taxes, minority interest and equity from earnings of unconsolidated affiliates		277,694		397,378		192,649		336,638		494,239
Provision for income taxes		(6,419)		(55,552)		(12,956)		(52,578)		(80,574)
Minority interest in consolidated subsidiaries		(43)		(2,051)		(225)		(267)		(199)
Equity in earnings of unconsolidated affiliates		4,829		1,377		1,463		2,558		6,001
Net income		276,061		341,152		180,931		286,351		419,467
Dividends paid		47,105		193,353		67,610		71,702		133,906
Balance Sheet Data
Property, plant and equipment (less forests), net		1,573,001		1,639,293		1,653,466		1,851,240		2,176,701
Forests		1,040,871		1,078,394		1,167,462		1,188,013		1,243,638
Total assets		3,347,920		3,550,989		3,899,257		4,110,336		4,736,027
Total long-term liabilities		1,200,709		1,242,645		1,711,740		1,570,080		2,026,365
Total shareholders’ equity		1,707,433		1,832,108		1,974,785		2,157,665		2,421,001
Other Financial Data
Capital expenditures(2)		257,202		263,588		223,831		330,804		512,939
Depreciation		105,053		106,576		119,796		103,885		112,636
Number of shares		113,152,446		113,152,446		113,152,446		113,152,446		113,152,446
Net income per share		2.44		3.01		1.60		2.53		3.71
Dividends per share		0.42		1.71		0.60		0.63		1.18
Cash Flow Data
Total operating cash flow		510,159		417,353		(55,692)		481,651		346,513
Total cash flow arising from financing activities		(231,230)		34,268		238,453		(124,566)		193,388
Total cash flow arising from investment activities		(206,409)		(405,342)		(224,154)		(330,362)		(561,773)

(1)	In 2000, the Company acquired 97.5% of the outstanding shares of Forestal Cholguán S.A. Of these shares, 85.8% were acquired from indirect controlling shareholders of the Company and were treated as an exchange of ownership interests between companies under common control. As such, the financial information presented above for the year 1999 has been adjusted to incorporate the historical value of the assets and liabilities acquired.
(2)	Accrued for the period. See Arauco’s consolidated financial statements included in Item 18.

EXCHANGE RATES

The following table sets forth, for the periods and dates indicated, certain information concerning the Observed Exchange Rate reported by the Central Bank. No representation is made that the Chilean peso or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at the rates indicated or at any other rate. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. On June 22, 2004, the Observed Exchange Rate was Ch$643.42 = U.S.$1.00. See “Item 10. Additional Information— Exchange Controls.”

	Observed Exchange Rates (Ch$ per U.S.$)
Year	Low(1)	High(1)	Average(2)	Period-End
1999	468.69	550.93	512.85	530.07
2000	501.04	580.37	533.64	573.65
2001	557.13	716.62	636.00	654.79
2002	641.75	756.56	718.61	718.61
2003	593.10	758.21	686.89	593.80
December	593.10	617.85	602.90	593.80
2004 (through June 22)	559.21	649.45	615.01	643.42
January	559.21	596.78	573.64	591.42
February	571.35	598.60	584.31	592.87
March	588.04	623.21	603.91	616.41
April	596.61	624.84	608.19	624.98
May	622.25	644.42	635.76	636.02
June (through June 22)	636.02	649.45	645.20	643.42

Source: Central Bank.

(1)	Exchange rates are the actual high and low, on a day-by-day basis, for each period.
(2)	For the years 1999 through 2003 and for 2004 through June 22, the average of month-end rates during the period. For the months December 2003 through June 22, 2004, the daily average rates during the period.

RISK FACTORS

Arauco is subject to various changing economic, political, social and competitive conditions, particularly in its principal markets. Any of the following risks, if they actually occur, could materially and adversely affect Arauco’s business, results of operations, prospects and financial condition.

Risks Relating to Arauco and the Forestry Industry

Fluctuations in market price for Arauco’s products could adversely affect its financial condition and results of operations

Prices for pulp, forestry and wood products, like those of other commodities, can fluctuate significantly. For example, over the last four years, the average price (CIF) on an annual basis, for Norscan bleached softwood kraft market pulp (pulp produced in Canada and Northern Europe sold to manufacturers of paper products delivered in Northern Europe, or “NBSK”) ranged from a high of U.S.$681 in 2000 to a low of U.S.$460 in 2002. Arauco’s financial condition and results of operations could be materially and adversely affected if the price of pulp or other forestry products were to decline significantly from current levels. The prices that Arauco is able to obtain for pulp products and, to a lesser extent, other forestry products depend on:

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

Arauco faces substantial competition in each of its markets

Worldwide competition in the markets for Arauco’s products could adversely affect its business and results of operations. Arauco experiences substantial worldwide competition in each of its geographical markets and in each of its product lines. Several of Arauco’s competitors are larger than it and have greater financial and other resources and could use these resources to take steps that could adversely affect Arauco’s financial and competitive position. The market pulp industry is sensitive to changes in industry capacity, producer inventories and cyclical changes in the world’s economies, all of which may significantly affect selling prices and thereby Arauco’s profitability. Increased competition could materially and adversely affect Arauco’s business, financial condition and results of operations.

Arauco depends on free international trade as well as economic and other conditions in its principal export markets

During 2003, export sales accounted for approximately 84.7% of Arauco’s total sales revenues. During this period approximately 36.7% of Arauco’s export sales were to Asia, 27.5% to North America, 19.7% to Europe and 11.5% to Central and South America. As a result, Arauco’s results of operations depend to a significant degree on economic, political and regulatory conditions in its principal export markets. Arauco’s ability to compete effectively in its export markets could be materially and adversely affected by a number of factors beyond its control including a deterioration in macroeconomic conditions, exchange rate volatility, government subsidies, or the imposition of increased tariffs or other trade barriers. If Arauco’s ability to sell its products competitively in one or more of its significant export markets were impaired by any such developments, it might be difficult to re-allocate its products to other markets on equally favorable terms and its financial condition and results of operations might be adversely affected.

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

Risks Relating to Chile

Chilean political and economic conditions have a direct impact on Arauco’s business and the market price of the Notes

Of Arauco’s assets and operations, 80.3% are located in Chile and, in 2003, approximately 11.6% of Arauco’s sales revenue was derived from sales in Chile. Accordingly, Arauco’s financial condition and results of operations are to a considerable extent dependent upon economic conditions prevailing from time to time in Chile. Future developments in the Chilean economy could adversely affect Arauco’s financial condition or results of operations and may impair its ability to proceed with its strategic plan of business.

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

Changes in inflation, which was 2.8% in 2002 and 1.1% in 2003 as measured by changes in the official consumer price index and as reported by the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics), may also adversely affect Arauco’s operations, financial condition and the market price of the Notes (as defined below). Future developments in the Chilean economy and government policies may adversely affect Arauco’s financial condition and results of operations. In addition, such developments may impact the market price of the Company’s 6.95% Notes Due 2005 (the “6.95% Notes”), 7% Notes Due 2007 (the “7% Notes”), 7.20% Notes Due 2009 (the “7.20% Notes”), 8.625% Notes Due 2010 (the “8.625% Notes”), 7.75% Notes Due 2011 (the “7.75% Notes”), 5.125% Notes Due 2013 (the “5.125% Notes”) and 7.50% Notes Due 2017 (the “7.50% Notes”) (together, the “Notes”).

Risks Relating to Argentina

The economic crisis in Argentina may adversely affect Arauco’s financial condition and results of operations

As of December 31, 2003, approximately 19.7% of Arauco’s long-lived assets were located in Argentina, and during 2003 approximately 13.8% of its net sales were made by Alto Paraná, its Argentine subsidiary. The financial condition and results of Arauco’s Argentine operations, including Alto Paraná’s ability to raise capital, are dependent to a certain extent upon political and economic conditions prevailing in Argentina. Any contraction in the Argentine economy or other adverse economic conditions can be expected to adversely affect Alto Paraná’s operations.

Since late 1998, the Argentine economy has been in an economic recession marked by reduced levels of consumption and investment and an elevated unemployment rate. The Argentine gross domestic product decreased by 3.4% in 1999, 0.8% in 2000, 4.4% in 2001 and 10.9% in 2002. During 2003, economic indicators showed some signs of recovery, and the Argentine gross domestic product increased by 8.7%. However, Arauco cannot provide any assurance that the Argentine economy will continue to recover or that future economic, social and political developments in Argentina, over which it has no control, will not impair Alto Paraná’s business, financial condition, or results of operations.

In addition, the Argentine government has exercised, and continues to exercise, a significant influence over many aspects of the Argentine economy. Accordingly, Argentine government actions, whether taken to address the current economic crisis or otherwise, including with respect to inflation, interest rates, foreign exchange controls and taxes, have had and may continue to have a material adverse effect on private sector entities, including Alto Paraná.

Argentine Central Bank restrictions may impose an obstacle to Alto Paraná’s ability to meet its obligations and transfer money abroad

The Company guarantees some of Alto Paraná’s debt. If Alto Paraná is unable to transfer funds abroad due to Argentine government restrictions, the Company may be obligated to pay under its guarantees.

Beginning in December 2001, the Argentine government has imposed a number of monetary and currency exchange control measures that included the obligation to repatriate foreign currency earned abroad and tight restrictions on transferring funds abroad, with certain exceptions for authorized transactions. Although current restrictions have not materially affected Alto Paraná’s results of operations, there can be no assurance that the Central Bank of Argentina will not reverse its position and once again restrict payments in the future, which could impose material obstacles to Alto Paraná’s ability to transfer money abroad and negatively affect its results of operations.

Risks Relating to Other Markets

Arauco’s business, earnings and prospects may be adversely affected by developments in other countries which are beyond its control

Arauco’s business and results of operations are to a large extent dependent on the level of economic activity, government and foreign exchange policies, and political and economic developments in its principal export markets. In 2003, approximately 93.1% of its total pulp sales and approximately 78.6% of its total forestry, wood products and panels product sales were attributable to exports, principally to customers in Asia, the Americas and Western Europe. Arauco’s business, earnings and prospects may be materially and adversely affected by developments in these export markets with respect to inflation, interest rates, currency fluctuations, protectionism, government subsidies, price and wage controls, exchange control regulations, taxation, expropriation, social instability or other political, economic or diplomatic developments. Arauco has no control over such conditions and developments. Such conditions and developments may adversely affect Arauco’s financial condition, results of operations or the price of or market for the Notes.

Developments in other emerging markets may adversely affect the market price of the Notes

The market price of the Notes may be adversely affected by declines in the international financial markets and world economic conditions. Chilean securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries, especially those in Latin America. Although economic conditions are different in each country, investors’ reactions to developments in one country can affect the securities markets and the securities of issuers in other countries, including Chile. Since the fourth quarter of 1997 the international financial markets have experienced volatility. Developments in other countries have also at times adversely affected the market price of Arauco’s Notes. If the current economic situation in Argentina deteriorates, or if similar developments occur in the international financial markets in the future, the market price of the Notes could be adversely affected.

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

Changes in Chilean tax laws could lead to the Company redeeming the Notes

Under current Chilean law and regulations, payments of interest to holders of debt securities that are not residents of Chile for purposes of Chilean taxation will generally be subject to Chilean withholding tax at a rate of 4.0%. Subject to certain exceptions, the Company will pay Additional Amounts (as defined herein) so that the amount received by the holder of Notes after Chilean withholding tax will equal the amount that would have been received if no such taxes had been applicable. In the event of certain changes in Chilean tax laws requiring that the Company pay Additional Amounts which are in excess of the Additional Amounts that it would owe if payments of interest on the Notes were subject only to a 4.0% withholding tax, the Company will have the right to redeem the debt securities.

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

Item 4. Information on the Company.

DESCRIPTION OF BUSINESS

Arauco believes that it is Chile’s largest forest plantation owner, with 552,711 hectares of radiata pine plantations in Chile, and its largest exporter of forestry and wood products in terms of sales revenue based on information for the year ended December 31, 2003. Arauco believes that it was one of the world’s largest producers of bleached and unbleached softwood kraft market pulp in terms of production in 2003, based on information published by Resource Information Systems, Inc. (“RISI”), an independent research company for the pulp and paper industry. Based on this information, Arauco believes that in 2003 it had a share of total world production of softwood kraft market bleached pulp of 6.3% and a 15.8% share of total world production of softwood kraft market unbleached pulp.

“Market pulp” is pulp sold to manufacturers of paper products as opposed to pulp produced by an integrated paper producer for use in its paper production facilities. “Kraft pulp” is pulp produced using a chemical process.

During the year ended December 31, 2003, Arauco harvested 10.9 million cubic meters of sawlogs and pulplogs and exported 2,445,209 cubic meters of forestry and wood products, including sawlogs, sawn timber (green and kiln dried lumber and remanufactured wood products) and panels (plywood, medium density fiber board (“MDF”) and high density fiber board (“HB”)).

Export sales constituted 84.7% of Arauco’s sales revenue for the year ended December 31, 2003. Arauco was Chile’s largest non-mining exporter in terms of sales revenue for the year ended December 31, 2003. Arauco’s principal overseas markets are Asia, Western Europe and the United States.

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

As of December 31, 2003, Arauco’s planted forests consisted of 88.1% radiata and taeda pine with the balance primarily of eucalyptus. Radiata and taeda pine have a rapid growth rate and a short harvest cycle compared to other commercial softwoods. Radiata and taeda pine are sufficiently versatile for both the production of forestry and wood products as well as the production of long fiber pulp for sale to manufacturers of paper and packaging.

Arauco seeks to manage its forestry resources in such a way as to ensure that the annual growth of its forest is equal to or higher than the volume harvested each year. In 2003, Arauco planted 37,405 hectares and harvested 23,827 hectares in Chile and Argentina. Arauco believes that a long-term sustainable equilibrium will be reached in the latter part of this decade with annual harvests of approximately 33,000 hectares.

As of December 31, 2003, Arauco owned and operated three pulp mills in Chile and one in Argentina, with an aggregate annual production capacity of approximately 1,595,000 metric tons, which produced 1,225,500 metric tons of bleached pulp and 356,665 metric tons of unbleached pulp in 2003. One of Arauco’s pulp mills, which we refer to as the “Arauco Mill,” is located on an industrial site in the center of one group of Arauco’s radiata pine plantations. The second facility, the Constitución pulp mill (the “Constitución Mill”), is located in another of Arauco’s significant radiata pine plantations. The third facility, the Licancel pulp mill (the “Licancel Mill”), is located in Licantén, near Constitución.

During the first quarter of 2004 Arauco completed the construction of its fourth pulp mill in Chile (the “Valdivia Mill”), with an annual production capacity of 700,000 metric tons. The facility is located in Valdivia, an area with significant radiata pine and eucalyptus plantations. The mill produces bleached kraft market pulp from both radiata pine and eucalyptus.

Arauco conducts its pulp operations in Argentina, through its subsidiary Alto Paraná, which owns and operates a pulp mill (the “Alto Paraná Mill”) which is located in the province of Misiones and produces bleached softwood kraft market pulp. In 2003, Alto Paraná produced 345,282 metric tons of pulp. Arauco owns 99.97% of Alto Paraná.

As of December 31, 2003, Arauco owned 12 sawmills, 11 in Chile and one in Argentina, with an aggregate annual production capacity of 2,650,000 cubic meters of lumber. In January 2004 Arauco purchased from the Argentine company Perez Companc a sawmill with an annual production capacity of 120,000 cubic meters (the “Bossetti Sawmill”), as part of its purchase of the forestry assets of Perez Companc.

As of December 31, 2003, Arauco owned six remanufacturing facilities that reprocess sawn timber into remanufactured wood products, such as moldings, jams and pre-cut pieces that end users require for doors, furniture and door and window frames. These facilities produced 998,162 cubic meters of remanufactured wood products in 2003.

As of December 31, 2003, Arauco owned one plywood mill (with two production lines), one HB mill and three MDF mills.

History of Arauco

Celulosa Arauco y Constitución S.A. is a sociedad anónima abierta (a public corporation) organized under the laws of the Republic of Chile. Its principal executive office is located at El Golf 150, 14th Floor, Santiago, Chile, and its telephone number is 56-2-461-7200.

The Company as currently constituted was formed on September 14, 1979 in a merger between Industrias de Celulosa Arauco S.A. (“Industrias Arauco”) and Celulosa Constitución S.A. (“Celulosa Constitución”) in which Celulosa Constitución was the surviving entity. These two predecessor companies were created in the late 1960s and early 1970s by Corporación de Fomento de la Producción (“Corfo”), a Chilean government development corporation, in order to develop forest resources, improve soil quality in former farming areas and promote employment. As part of the Chilean government’s privatization program, Corfo sold Industrias Arauco to Compañía de Petróleos de Chile S.A. (“Copec”), in 1977 and Celulosa Constitución to Copec in 1979. In October 2003, Copec transferred all of its gasoline- and fuel-related business assets to a new subsidiary, and changed its legal name to Empresas Copec S.A. (“Empresas Copec”). See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

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

In 1990, Arauco began the construction of a second line at the Arauco Mill. It was completed in 1991 with an annual production capacity of 350,000 metric tons. The second line at the Arauco Mill (“Arauco II”), which was built next to the existing line (“Arauco I”), had a total cost of approximately U.S.$600 million.

In 1997, Arauco completed a U.S.$120 million capital expenditure program relating to Arauco’s existing mills in Chile (the “Arauco 21 Project”). The Arauco 21 Project included:

•	converting Arauco I to produce bleached eucalyptus pulp as well as pine bleached pulp and replacing existing equipment with a new bleaching system that eliminates the use of chlorine gas;

•	expanding the annual production capacity of Arauco II to 500,000 metric tons of bleached softwood kraft pulp and expanding annual production capacity at Arauco I to 250,000 metric tons of eucalyptus kraft pulp (“EKP”) and bleached kraft pulp (“BKP”); and

•	installing condensing turbogenerators at each of Arauco’s then-existing mills, thereby increasing the generation of energy by 30 megawatts in the aggregate at the Arauco Mill and by 12 megawatts at the Constitución Mill.

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

In the last quarter of 1999, Arauco completed a project known as the “APSA 300 Project”. Through the APSA 300 Project, Alto Paraná raised its production capacity to 300,000 metric tons of pulp per year and implemented modifications in its processes which reduce emissions as well as chemical, fossil fuel and water consumption. Alto Paraná invested U.S.$2.9 million in new effluent treatment. In the aggregate, the APSA 300 Project cost approximately U.S.$33 million.

In 2000, Arauco acquired 98% of the shares of Forestal Cholguán S.A. (“Cholguán”) and 50% of Trupán S.A. (“Trupán”) for a total purchase price of approximately U.S.$303 million, thus entering the MDF and HB markets. Arauco acquired 72.9% of the shares of Cholguán from a group of investors headed by Mr. Anacleto Angelini (the “Angelini Group”). The Angelini Group is also the beneficial owner of 70.2% of the shares of AntarChile S.A. (“AntarChile”), a Chilean holding company, which in turn is the indirect beneficial owner of approximately 60.1% of the shares of Arauco. See “Item 7. Major Shareholders and Related Party Transactions – Major Shareholders.” In 2000, Arauco also built a second plywood production line for a total cost of approximately U.S.$45 million.

In December 2001, Arauco began construction of the Valdivia Mill. The Valdivia Mill has an annual production capacity of approximately 700,000 metric tons of bleached pulp. The construction was completed during the first quarter of 2004 and required a capital expenditure of U.S.$600 million.

During the third quarter of 2002, Arauco began operations at two new MDF mills, one in Chile and one in Argentina, with an annual production capacity of 250,000 cubic meters each. These mills were built through an aggregate investment of U.S.$135 million.

During 2003 construction of the first stage of the new Itata forestry-industrial complex (the “Itata Project”) began in Chile’s Eighth Region, on the banks of the Itata River. This phase includes the construction of a sawmill capable of producing more than 400,000 cubic meters of sawn timber annually, a plywood mill with a capacity of 210,000 cubic meters annually and a cogeneration plant. The estimated investment cost of the first phase of the Itata Project is U.S.$140 million. As proposed, the completed industrial complex is expected to also include a pulp mill. The pulp mill has not received final approval from the Company’s board of directors, and there can be no assurance that the second phase of the project will be undertaken. If undertaken, the estimated cost for the second phase is U.S.$800 million.

Corporate Structure

The Company is substantially wholly-owned by Empresas Copec S.A., formerly Compañía de Petróleos de Chile S.A., a public company listed on the Santiago Stock Exchange, the Valparaíso Stock Exchange and the Chilean Electronic Stock Exchange. Empresas Copec is a holding company, the principal interests of which are in Arauco, gasoline distribution, retailing, electricity, gas distribution, and fishing. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

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

Arauco’s sawmill operations and its remanufacturing operations are managed through Aserraderos Arauco S.A. (“Aserraderos Arauco”).

Arauco’s subsidiary Paneles Arauco S.A. (“Paneles Arauco”) was formed in October 1995 to produce plywood from radiata pine and commenced operations in 1997. Paneles Arauco also operates an HB plant and two of Arauco’s three MDF mills.

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

Arauco Distribución S.A., formerly Centromaderas S.A. (“Arauco Distribución”), which is 50% owned by Aserraderos Arauco and 50% owned by Paneles Arauco, was formed in September 1995 and sells the Aserraderos Arauco and Paneles Arauco products to the Chilean market.

Arauco Generación S.A. (“Arauco Generación”), originally created in 1988 as Inmobiliaria y Promotora Habitacional Arauco S.A. to construct employee housing, was renamed Arauco Generación in 1994. It is a wholly-owned subsidiary which owns condensing turbogenerators designed to supply energy to Arauco’s pulp mills and sell any excess energy into Chile’s national electric grid. Arauco Generación commenced electricity generation operations in October 1996. This subsidiary no longer constructs employee housing.

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

Arauco Wood Products, Inc. (“Arauco Wood Products”) was incorporated in the United States in June 1995. Its purpose is to market Arauco’s products in the North American market.

Southwoods Arauco Lumber LLC was incorporated in the United States in September 2002. Its purpose is to conduct Arauco’s activities in the sawn timber and related products industry in the United States.

Arauco Internacional S.A. (previously Inversiones Cholguán S.A.) was incorporated in Chile in 1989. Beginning in 2002, it manages and holds Arauco’s foreign subsidiaries and holds 90% of IFSA.

The following table sets out our ownership interests in our significant subsidiaries as of December 31, 2003.

	Country of incorporation	Stock held directly	Stock held indirectly	Total stock held
Agenciamiento y Servicios Profesionales S.A.	Mexico	0.0020%	99.9965%	99.9985%
Alto Paraná S.A.	Argentina	0.0000	99.9722	99.9722
Arauco Denmark ApS	Denmark	0.0000	99.9310	99.9310
Arauco do Brasil Ltda.	Brazil	0.0002	99.9983	99.9985
Arauco Ecuador S.A.	Ecuador	0.1000	99.8985	99.9985
Arauco Europe S.A.	Switzerland	0.0100	99.9685	99.9785
Arauco Forest Products B.V.	The Netherlands	0.0000	99.9310	99.9310
Arauco Generación S.A.	Chile	99.0000	0.9992	99.9992
Arauco Honduras S. de R.L. de C.V.	Honduras	1.0000	98.9985	99.9985
Arauco Internacional S.A. (previously Inversiones Cholguán S.A.)	Chile	98.0377	1.9608	99.9985
Araucomex S.A. de C.V.	Mexico	0.0005	99.9980	99.9985
Arauco Perú S.A. (previously Cholguán Lima S.A.).	Peru	0.0013	99.9972	99.9985
Arauco Wood Products, Inc.	U.S.A.	0.3953	99.6032	99.9985
Aserraderos Arauco S.A.	Chile	99.0000	0.9992	99.9992
Bosques Arauco S.A.	Chile	1.0000	98.9256	99.9256
Controladora de Plagas Forestales S.A.	Chile	0.0000	51.0943	51.0943
Arauco Distribución S.A.	Chile	0.0000	99.9992	99.9992
Forestal Arauco S.A.	Chile	99.9248	0.0000	99.9248
Forestal Arauco Costa Rica S.A.	Costa Rica	10.0000	89.9987	99.9987
Forestal Arauco Guatemala S.A.	Guatemala	0.1515	99.8470	99.9985
Forestal Celco S.A.	Chile	1.0000	98.9256	99.9256
Forestal Celsur S.A.	Chile	0.0000	82.1237	82.1237
Forestal Cholguán S.A.	Chile	0.0000	97.3143	97.3143
Forestal Conosur S.A.	Uruguay	0.0000	99.9985	99.9985
Forestal Misiones S.A.	Argentina	0.0000	99.9861	99.9861
Forestal Valdivia S.A.	Chile	1.0000	98.9256	99.9256
Industrias Forestales S.A.	Argentina	10.0000	89.9999	99.9999
Inversiones Celco S.L.	Spain	14.2720	85.7268	99.9988
Investigaciones Forestales Bioforest S.A.	Chile	1.0000	98.9256	99.9256
Paneles Arauco S.A.	Chile	99.0000	0.9992	99.9992
Servicios Logísticos Arauco S.A. (previously Portuaria Arauco S.A.)	Chile	45.0000	54.9586	99.9586
Southwoods Arauco Lumber LLC	U.S.A.	0.0000	99.6110	99.6110
Trupán Argentina S.A.	Argentina	0.0000	99.9999	99.9999

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

All of Arauco’s forest activities have the environmental certification ISO 14001. During 2003, Arauco obtained certification in Chile for the National Standard for Sustainable Forest Management (CERTFOR). CERTFOR is seeking membership in Pan European Forest Certification (PEFC), the forestry certification that covers the largest segment of the world market.

Forest Plantations

The majority of Arauco’s radiata pine is less than 15 years old. Arauco’s planted forests are located in central and southern Chile, most of which are located in close proximity to Arauco’s major production facilities and to port facilities.

The following table sets out the number of hectares and types of uses of Arauco’s land holdings and rights in Chile at December 31, 2003.

	At December 31, 2003
	Total(5)	Distribution
	(in hectares)	(percentage)
Radiata pine plantations(1)
0-5 years	138,328	14.9%
6-10 years	132,539	14.3
11-15 years	117,444	12.7
16-20 years	103,420	11.1
21+ years	60,980	6.6
Subtotal(2)	552,711	59.5

Eucalyptus plantations(3)	75,956	8.2
Other species	3,106	0.3
Land for plantations	31,107	3.4
Land for other uses(4)	265,512	28.6
Subtotal	375,681	40.5

Total	928,392	100.00%

(1)	All years are calculated from the date of planting.
(2)	These figures include 18,846 hectares as to which Arauco has the right to harvest, but does not own.
(3)	Approximately 90% of Arauco’s eucalyptus plantations are less than 10 years old.
(4)	Includes roads, fire breaks, native forests and yards.
(5)	As of December 31, 2003 Arauco had a 82.12% stake in Forestal Celsur S.A. An additional 17.80% was acquired during January 2004.

At December 31, 2003, Arauco’s aggregate radiata pine holdings comprised approximately 36% of the total Chilean radiata plantations, making Arauco the country’s largest radiata pine plantation owner, according to the Chilean Forestry Institute.

Land Acquisition and Afforestation

Arauco’s total land assets in Chile have increased from under 170,000 hectares in 1980 to 928,392 hectares at December 31, 2003. That figure includes 18,846 hectares owned by third parties as to which Arauco has harvesting rights. Although Arauco has acquired afforested land, the bulk of the increase in its forest plantations has been through the acquisition of bare land which is subsequently planted with trees. In the five years ending December 31, 2003, Arauco purchased 77,403 hectares of bare land for plantations and other uses and 104,038 hectares of forested land in Chile.

In December 2002, Alto Paraná won a bid for 60,000 hectares of forestry land and plantations sold by the Argentine company Perez Companc. Alto Paraná agreed to pay U.S.$40 million for the land, which includes a sawmill with a capacity of 120,000 cubic meters and other related assets, and is located in Argentina, close to Alto Paraná’s operations. This transaction was completed in January 2004, after obtaining the approval of the Argentine antitrust authority.

In December 2003, Arauco, through its subsidiary Forestal Celco S.A. (“Forestal Celco”), acquired a controlling interest in Forestal Celsur S.A. through the purchase of 82.12% of its shares. Arauco, through Forestal Celco, acquired an additional 17.8% of the shares in January 2004. Arauco paid U.S.$39.3 million in the aggregate for the shares, through which purchases it acquired 13,590 hectares of land.

In May 2004, the Company’s forestry affiliates entered into an agreement with affiliates of Empresas CMPC S.A. (“CMPC”) to exchange forestry land held by the CMPC affiliates for land held by the Company’s forestry affiliates, as well as making a cash payment to the CMPC affiliates. Pursuant to the agreement, the Company’s forestry affiliates acquired approximately 26,000 hectares of forestry land from, and transferred approximately 9,000 hectares of forestry land and made an aggregate cash payment of approximately U.S.$55 million to, the CMPC affiliates.

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

Forest Management

The forestry management activities of Arauco (with respect to its radiata pine plantations in Chile) seek to increase sawlogs through advanced genetic techniques, planting and site preparation procedures, thinning and pruning. Managed forests can produce trees of larger diameter, and, if pruned, a higher proportion of clear wood, which generally commands a higher price than knotted wood. Although some land is not suitable for the production of pruned logs, over 48.6% of Arauco’s radiata forests in Chile are actively managed for clear wood production.

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

The following table illustrates on a hectare basis the extent of Arauco’s thinning, pruning and harvesting activities in Chile during the periods indicated.

	1999	2000	2001	2002	2003
	(in hectares)
Thinning	30,787	30,737	35,039	33,824	35,150
Pruning	42,061	50,707	46,245	40,377	44,178
Harvesting	12,875	14,821	17,779	18,875	19,533

Arauco manages its forest activities in Chile, but hires independent contractors to perform the bulk of its operations, including planting, maintenance, thinning, pruning, harvesting, transportation and access road construction. Arauco commenced this practice in 1980 and currently has arrangements with more than 300 independent contractors, which in turn employ over 11,000 workers. Many of these contractors have had long-standing relations with Arauco. A substantial number of these contracts are awarded on the basis of competitive bids. Arauco believes that its arrangements with independent contractors provide greater flexibility and efficiency than performing such activities on its own.

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

Arauco operates an extensive fire control organization, which interacts with those of other forestry companies, in order to ensure minimum fire damage. The operation consists primarily of a system of spotter towers, manned 24 hours a day during the summer months, from which spotters report the direction of any fire observed to a central command post, where the fire’s exact location is determined and an appropriate ground and/or aerial response is formulated. This system has limited fire damage to Arauco’s forests to an average of 0.22% of the plantations per year over the last five years. See “—Description of Property.”

Forest Production

Arauco harvested 9.9 million cubic meters of logs in Chile during the year ended December 31, 2003, consisting of 5.7 million cubic meters of sawlogs, 3.1 million cubic meters of radiata pine pulplogs and 1.0 million cubic meters of eucalyptus pulplogs and other logs. Arauco did not export any pulp logs during 2003, as substantially all of the pulplogs from its forests were used in Arauco’s pulp mills. During 2003, 5,008,416 cubic meters of sawlogs were used by Arauco’s sawmills and panel mills and no sawlogs were exported. Arauco also sold 496,068 cubic meters of sawlogs to unaffiliated domestic sawmills during the same period.

Domestic and Export Sales

The following table sets out Arauco’s sales revenue derived from exports and domestic sales for the years indicated.

	Year ended December 31,
	2001	2002	2003
	(in millions of U.S.$)
Export Sales
Bleached pulp	$518	$466	$520
Unbleached pulp	150	129	140
Sawlogs	0	3	0
Flitches	6	6	7
Sawn timber	117	155	190
Remanufactured wood products	99	128	145
Plywood and fiber panels	93	133	221
Posts	6	7	11
Other	0	0	0

Total export sales revenue	$989	$1,027	$1,236

Domestic Sales
Bleached pulp	36	33	47
Unbleached pulp	1	2	2
Sawlogs	16	14	17
Pulplogs	11	7	5
Sawn timber	49	44	57
Remanufactured wood products	13	9	2
Chips	1	1	1
Electric power	3	5	8
Plywood and fiber panels	48	45	76
Other	6	1	9

Total domestic sales revenue	$185	$161	$222

Total sales revenue	$1,174	$1,188	$1,458

The following table sets out a geographic market breakdown of Arauco’s export sales revenue for the years indicated.

	Year ended December 31,
	2001	2002	2003
	(in millions of U.S.$)
North America	$188	$317	$340
Central and South America	155	162	142
Asia	442	342	454
Europe	192	183	244
Others	11	23	56

Total	$989	$1,027	$1,236

Pulp

Arauco believes that it was Chile’s largest producer of bleached and unbleached softwood market pulp in terms of production in 2003. For the year ended December 31, 2003, pulp sales were U.S.$709.8 million, representing 48.7% of Arauco’s total sales revenue for the period.

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

Arauco uses a chemical process, known as the “kraft” process, in its four pulp mills in Chile and the pulp mill in Argentina. The raw wood is in the form of pulplogs and chips, which are combined in the production process to produce pulp. The pulplogs are first debarked and chipped. The chips are then screened, mixed and cooked with chemicals in order to separate the bulk of the lignin from the wood fibers. After the material is screened and washed, it is then passed to high-density tanks. For bleached pulp, the next step is a five-stage bleaching process using chemicals, primarily chlorine dioxide. At the Arauco II and Licancel Mills, the bleaching process is preceded by an oxygen delignification stage. The fibers are then subjected to a final stage where the sheets are formed and subsequently dried and baled for transport to customers. The lignin and bark produced during this process is used to fuel the boilers that produce steam, providing heat and generating electricity for the mill. Arauco’s bleached pulp is bleached to a 90+ brightness level as measured by the International Standards Organization (“ISO”) test procedure, which is one of the industry’s measurement methods.

Pulp Mills

During 2003 Arauco owned and operated three pulp mills in Chile, which had an aggregate annual production capacity at December 31, 2003 of approximately 1,245,000 metric tons. During the first quarter of 2004 Arauco completed the construction of its fourth mill in Chile, the Valdivia Mill, which has an annual capacity of approximately 700,000 metric tons. No seasonal factors affect plant utilization. The pulp mills are kept running at full capacity throughout the year with eight to ten days of maintenance scheduled every 12 months.

The following table sets out bleached and unbleached kraft pulp production in Chile by plant for each of the years indicated.

	Year ended December 31
	1999		2000	2001	2002	2003
	(in thousands of metric tons)
Arauco Mill (bleached)
Arauco I	237		255	284	258	252
Arauco II	468		484	485	498	494
Constitución Mill (unbleached)	330		334	350	354	357
Licancel Mill (bleached)	14	(1)	118	110	113	134

Total	1,049		1,191	1,229	1,223	1,237

(1)	For the period from October 1, 1999, when Arauco began its administration of Licancel Mill, to December 31, 1999.

Arauco I. Arauco I, which was completed in 1972, is located in the heart of one group of Arauco’s radiata pine plantations in the Eighth Region in Chile, approximately 600 kilometers south of Santiago. Arauco I underwent a modernization between 1986 and 1989 which increased its annual capacity to 190,000 metric tons and substantially improved its automation and environmental controls, including the ability to produce elementary chlorine-free (“ECF”) pulp. Annual capacity increased to 250,000 metric tons of eucalyptus kraft pulp (“EKP”) and bleached kraft pulp (“BKP”) as a result of the Arauco 21 Project. In June 1998, Arauco began producing eucalyptus bleached pulp at Arauco I. It continues to produce pine bleached pulp as well.

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

Constitución Mill. The Constitución Mill is located in the heart of another group of Arauco’s radiata pine forests in the Seventh Region in Chile, approximately 360 kilometers southwest of Santiago. In 1990 the plant underwent a modernization and expansion that increased its annual production capacity to 265,000 metric tons per year, making it the largest unbleached softwood market pulp mill in the world, and substantially improved its automation and environmental controls. In the following years, improved operational procedures and minor capital improvements expanded annual production capacity to approximately 355,000 metric tons.

Licancel Mill. Arauco acquired the Licancel Mill in September 1999 for U.S.$133 million. Licancel is a pulp mill located in Licantén, near Constitución, which is 250 kilometers south of Santiago. The mill has an annual production capacity of 140,000 metric tons of EKP and pine BKP. Like Arauco I and Arauco II, the Licancel Mill is equipped to produce ECF pulp. Arauco also acquired 29,000 hectares of radiata pine plantations in connection with its purchase of the Licancel Mill.

Valdivia Mill. Arauco completed construction of the Valdivia Mill during the first quarter of 2004. The Valdivia Mill is located in the Tenth Region in Chile, an area with significant radiata pine and eucalyptus plantations. The Valdivia Mill has an annual production capacity of approximately 700,000 metric tons of bleached pulp, consisting of softwood pulp and eucalyptus pulp.

Itata Project. In 2003, Arauco began construction of the first phase of the Itata Project, consisting of a sawmill, a plywood mill and an energy complex for the supply of steam and energy. As proposed, the completed industrial complex is expected to also include a pulp mill. Construction of the first phase has an estimated investment cost of approximately U.S.$140 million and is expected to be completed during the first quarter of 2005. The pulp mill has not received final approval from the Company’s board of directors, and there can be no assurance that the second phase of the project will be undertaken. If undertaken, the estimated cost for the second phase is approximately U.S.$800 million. The projected annual production capacity of the pulp mill is approximately 850,000 metric tons of bleached pulp, consisting of softwood pulp and eucalyptus pulp.

Production Costs

Based on information published by RISI, Arauco’s cash costs for softwood pulp production are significantly lower than the average costs of market pulp producers in Canada, the United States and Scandinavia, particularly with respect to timber and labor costs. While Arauco’s modern facilities result in depreciation exceeding that of such Northern Hemisphere producers, Arauco’s costs are still significantly lower than those of the average of its Northern Hemisphere competitors on a total delivered cost basis. The following table compares Arauco’s costs for the production of bleached softwood kraft market pulp with the average costs of market pulp producers in selected regions in the Northern Hemisphere for the year ended December 31, 2002.

	Bleached Softwood Kraft Pulp Producers’ Cost
	Arauco(3)	British Columbia Coast	British Columbia Interior	United States South	Sweden	Finland
	(in U.S.$ per metric ton for the year ended December 31, 2002)
Wood	111	128	103	128	171	196
Total chemicals	36	41	45	39	38	34
Labor	10	52	38	39	30	32
Others(1)	40	78	78	69	27	16

Total cash cost	197	299	264	275	266	278

Depreciation	44	48	35	62	40	54

Total mill cost	241	347	299	337	306	332

Transportation(2)	38	42	69	58	21	25

Total delivered cost	279	389	368	395	327	357

(1)	Includes energy, materials and other production costs.
(2)	Delivered Northern Europe.
(3)	Includes Chilean operations only.

Source: RISI World PULP Annual Historical Data, March 2004, except Arauco information, which is furnished by Arauco.

Sales

The world market for bleached softwood kraft market pulp during the year ended December 31, 2003 was approximately 19.7 million metric tons. Based on information published by RISI, Arauco believes that its production represented 6.3% of this market in 2003. During the year ended December 31, 2003, Arauco sold approximately 91.7% of its bleached pulp abroad, principally to customers in Asia and Western Europe. In the early 1990’s, sales were made primarily to Western Europe, but with the expanded capacity provided by Arauco II as it came on line starting in late 1991, Arauco has been able to diversify its customer base, especially in Asia. The domestic market in Chile is dominated by a single integrated pulp and paper manufacturer so that the Chilean market for bleached market pulp is relatively small.

The world production of unbleached softwood pulp is dominated by integrated manufacturers, leaving non-integrated companies, such as Arauco, with only a small percentage of total production. With a total world production of unbleached softwood kraft market pulp of 2.3 million metric tons for 2003, according to RISI, Arauco’s Constitución Mill was the world’s largest single producer, with 15.8% of the total market in 2003. During the year ended December 31, 2003, approximately 98.7% of Arauco’s total unbleached market pulp sales consisted of export sales. While for the last five calendar years Asia has been Arauco’s principal export market for unbleached market pulp, Arauco continually seeks niche markets for its product in Western Europe and the United States. Historically, Arauco’s sales in the domestic market have been less than 5% of its total unbleached pulp sales revenue.

The following table sets out by region the sales volumes of bleached and unbleached pulp for each of the five years from 1999 through 2003, excluding sales from Alto Paraná.

	Year ended December 31,
	1999	2000	2001	2002	2003
	(in metric tons)
Bleached Pulp
North and South America	55,783	60,559	60,933	82,873	70,102
Europe	276,775	277,307	290,980	322,038	327,406
Asia	488,352	299,890	635,295	473,740	468,495
Other	—	11,935	15,036	11,156	26,240

Total	820,910	649,691	1,002,244	889,807	892,243

Unbleached Pulp
North and South America	26,785	34,156	29,521	24,398	26,143
Europe	17,500	13,877	12,598	13,558	18,233
Asia	312,767	223,848	377,897	311,406	322,371
Other	1,998	9,409	3,519	—	—

Total	359,050	281,290	423,535	349,362	366,747

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

	1999	2000	2001	2002	2003
	(U.S.$ per metric ton)
Bleached Pulp
March 31	419	622	456	360	470
June 30	479	666	408	439	461
September 30	523	684	365	448	470
December 31	596	644	378	414	478

Unbleached Pulp
March 31	362	537	361	348	418
June 30	403	580	348	405	381
September 30	430	542	342	379	388
December 31	487	426	370	361	392

In accordance with customary pulp market practice, Arauco does not have long-term sales contracts with its customers, but rather maintains long-standing relationships with its customers pursuant to which agreement is reached from time to time on specific volumes and prices. The Company has a diversified customer base located throughout the world, totaling more than 300 clients. The Company employs more than 15 sales agents to represent it in more than 50 countries, but its worldwide sales network is managed from its Santiago headquarters.

Forestry Products

Arauco’s forestry products are sawlogs and pulplogs. As a result of Arauco’s forest management policies and the increasing maturity of Arauco’s plantations in Chile, Arauco’s plantations are yielding increasing volumes of forestry products, particularly clear wood. As the volume of clear wood has grown, Arauco has broadened its range of forestry products. For the year ended December 31, 2003, sales of forestry products were U.S.$33 million, representing 2.3% of Arauco’s total sales revenue for the period.

Sawmills

Arauco’s sawmill products are sawn timber (green and kiln-dried lumber) and remanufactured wood products. For the year ended December 31, 2003, sales of sawmill products were U.S.$401.6 million, representing 27.5% of Arauco’s total sales revenues for the period.

As of December 31, 2003, Arauco owned 11 sawmills in Chile and one in Argentina, with an aggregate annual processing capacity at December 31, 2003 of approximately 5,390,000 cubic meters of sawlogs and an aggregate annual production capacity at December 31, 2003 of approximately 2,650,000 cubic meters of lumber. Arauco’s 11 sawmills in Chile are operated by contractors, which are not related to Arauco or to each other. Arauco operates its sawmills in coordination with its forestry and sales operations, since its sawn timber is generally produced in accordance with customer specifications. All of the sawmills are located near Arauco’s radiata pine plantations. As of December 31, 2003, Arauco also owned seven remanufacturing facilities that reprocess the sawn timber into remanufactured wood products, with an aggregate annual production capacity of approximately 364,000 cubic meters.

Aserraderos Arauco was established in June 1993 to centralize management and control production at Arauco’s sawmill and remanufacturing operations. Prior to that time, Arauco leased its mills to independent third-party operators that could sell into the domestic market any products that Arauco did not purchase for export. All of Arauco’s sawmill and remanufacturing facilities are currently run by independent contractors that are paid sawing services fees calculated on a fixed and variable basis depending on productivity, with price renegotiations in the event of material changes in costs or productivity. Each independent contractor operates exclusively for Arauco and only with respect to one sawmill facility and, at the mills that have adjacent remanufacturing facilities, one remanufacturing facility. The 11 independent contractors that operate Arauco’s Chilean sawmills employed 3,408 employees at December 31, 2003 and the five independent contractors that operate Arauco’s Chilean remanufacturing facilities employed 1,874 employees at December 31, 2003. Arauco believes that its arrangements with independent contractors provide it with greater flexibility and efficiency than performing such activities on its own.

A log merchandising facility located at the same site as the Horcones I Sawmill described below was completed in early 1997. This facility cuts and classifies wood destined for the plywood facility, the sawmills, the export market or the pulp mills.

The following is a brief description of Arauco’s sawmills and remanufacturing facilities as of December 31, 2003 and on the basis of their production capacity. Processing capacity measures a facility’s input, while production capacity measures its output. Typically, a facility’s production capacity is 45% to 50% smaller than its processing capacity.

Araucana. This sawmill processes logs to produce sawn timber, including high-grade sawn timber for remanufacturing and flitches. It has an annual production capacity of 130,000 cubic meters of lumber.

Cholguán. This sawmill was acquired in March 2000 and has an annual production capacity of 300,000 meters of lumber, as well as drying kiln facilities and two remanufacturing facilities with an annual production capacity of 50,000 cubic meters of remanufactured wood products. This sawmill also has a special facility for making laminating beams, with an annual production capacity of 6,000 cubic meters and drying facilities with an annual production capacity of 220,000 cubic meters.

Coelemu. This sawmill was acquired by Arauco in 1991 and has an annual production capacity of 80,000 cubic meters of lumber. Much of the mill’s production is sold into the Japanese market for thin and narrow sawn timber.

Colorado. This sawmill, which was expanded in 1995 and has an annual production capacity of 340,000 cubic meters of lumber, produces “green” sawn timber (or sawn timber that is not kiln dried) for the Japanese and Middle Eastern markets, as well as the domestic market. It also has drying facilities with an annual production capacity of 170,000 cubic meters.

El Cruce. This sawmill was acquired in March of 1999 and has an annual production capacity of 90,000 cubic meters of lumber.

Escuadrón. This sawmill was acquired by Arauco in 1976 and modernized in 1994. Its annual production capacity is 100,000 cubic meters of lumber, and it produces all types of sawn timber. It also has drying kilns with an annual production capacity of 80,000 cubic meters.

Horcones I. This sawmill started production in the third quarter of 1996. It has an annual production capacity of 330,000 cubic meters of lumber. It also has drying kilns with an annual production capacity of 400,000 cubic meters and a remanufacturing facility with an annual production capacity of 110,000 cubic meters of remanufactured wood products.

Horcones II. This sawmill has an annual production capacity of 240,000 cubic meters of lumber, as well as drying kiln facilities. It commenced operations of its drying kiln facilities in September 1999 and was fully operational by December 1999, with an annual production capacity of 200,000 cubic meters.

Mariquina. This sawmill started production in the fourth quarter of 1996 and has an annual production capacity of 360,000 cubic meters of lumber. It also has drying facilities with an annual production capacity of 280,000 cubic meters of remanufactured wood products and a remanufacturing facility with an annual production capacity of 42,000 cubic meters of remanufactured wood products.

Mutrún. This sawmill, which was modernized in 1992, has an annual production capacity of 130,000 cubic meters of lumber. It is also equipped with drying kilns with an annual production capacity of 80,000 cubic meters.

Piray (Argentina). Construction of this sawmill, previously known as the Misiones sawmill, was completed in the first quarter of 2000. It has an estimated annual production capacity of 300,000 cubic meters of lumber. It is also equipped with drying kilns with an annual production capacity of 300,000 cubic meters and a remanufacturing facility with an annual production capacity of 36,000 cubic meters of remanufactured wood products.

Viñales. This sawmill started production in the second quarter of 1994. It has an annual production capacity of 250,000 cubic meters of lumber. It is also equipped with drying kilns with an annual production capacity of 200,000 cubic meters and a remanufacturing facility with an annual production capacity of 120,000 cubic meters of remanufactured wood products.

Arauco has acquired or is constructing two additional sawmills, which were not in operation at December 31, 2003. The following is a brief description of the new sawmills on the basis of their production capacity.

Bossetti (Argentina). This sawmill was acquired by Arauco in 2004, as part of its purchase of the forestry assets of the Argentine company Perez Companc. It has an annual production capacity of 120,000 cubic meters of lumber. It also has drying facilities with an annual production capacity of 120,000 cubic meters of remanufactured wood products and a remanufacturing facility with an annual production capacity of 18,000 cubic meters of remanufactured wood products.

Itata. During 2003 Arauco started the construction of the first stage of the Itata Project in Chile’s Eighth Region, on the banks of the Itata River. This phase includes the construction of a sawmill capable of producing more than 400,000 cubic meters of sawn timber. This sawmill is expected to enter into operations during the first quarter of 2005.

Panels

Arauco’s panel products are plywood and fiber panels. In October 1997, Arauco’s subsidiary, Paneles Arauco, completed construction of a plywood facility in the Arauco province at an estimated total cost of U.S.$44 million. The facility reached its projected annual processing capacity of 230,000 cubic meters of logs during the second half of 1998. During 2000, Arauco completed the construction of a second production line with an annual production capacity of 200,000 cubic meters of plywood, which expanded the annual total production capacity of the facility to 340,000 cubic meters of plywood. This second line had a total cost of U.S.$30 million. During 2003, the facility produced a total of 331,185 cubic meters of plywood.

Cholguán’s subsidiary Maderas Prensadas Cholguán S.A. (“Maderas Prensadas”), which runs the Cholguán HB Mill (the “Cholguán HB Mill”), became a subsidiary of Arauco through Arauco’s acquisition of Cholguán and a subsequent tender offer for the shares of Maderas Prensadas not previously held by Cholguán. The Cholguán HB Mill has an annual production capacity of 60,000 cubic meters per year.

During the third quarter of 2002, Arauco began operations at two new MDF mills, one in Chile (“Trupán II”) and one in Argentina (“Piray MDF Mill”), with a capacity of 250,000 cubic meters each. These mills were built at a combined investment of U.S.$135 million.

With the inauguration of these two new mills, Arauco had six panel production facilities, two plywood mills, one HB mill and three MDF mills, with an annual aggregate production capacity exceeding a million cubic meters, placing it among the main companies in Latin America in the wood panel business.

For the year ended December 31, 2003, sales of panels were U.S.$296.9 million, representing 20.4% of Arauco’s total sales revenues for the period.

The construction of the first stage of the Itata Project includes the construction of a plywood mill with projected annual capacity of 210,000 cubic meters. This plywood mill is expected to enter into operation during the first quarter of 2005.

Sales

The following table sets out Arauco’s forestry and wood products sales to unaffiliated third parties by category for each of the five years indicated.

	Year ended December 31,
	1999	2000	2001	2002	2003
	(in thousands of cubic meters)
Sawlogs	1,252	989	515	585	516
Pulplogs	526	516	451	419	256
Sawn timber	915	1,078	1,190	1,510	1,608
Remanufactured wood products	157	185	273	248	299
Plywood and fiber panels	115	314	466	643	1,059

Exports accounted for 78.6% of Arauco’s total sales revenues of panels, forestry and wood products for the year ended December 31, 2003. Arauco sells sawn timber primarily to Asia, the Middle East, the United States and domestically, and remanufactured wood products primarily to the United States, Europe and Australia.

Alto Paraná

In December 1996, Arauco acquired a 96.04% interest in Alto Paraná, a company headquartered in Buenos Aires, Argentina, that manufactures and sells bleached softwood kraft market pulp in Argentina and the export market. In 2003, Alto Paraná produced 345,282 metric tons of pulp, 241,544 cubic meters of panels and 239,200 cubic meters of sawn timber and realized revenues from such sales of approximately U.S.$230.2 million. In December 1997, Arauco acquired a 97.58% interest in Misiones, an Argentine forestry company. Each such acquisition has been accounted for under the purchase accounting method in accordance with U.S. GAAP. As a result of Arauco’s subsequent acquisitions of stock in the two companies, immediately prior to the merger of Misiones into Alto Paraná in December 1999, Arauco held a 99.98% interest in Alto Paraná and a 99.98% interest in Misiones. Alto Paraná remains a 99.98% indirect subsidiary of the Company.

Pulp Mill and Properties

As of December 31, 2003, Alto Paraná’s principal assets were its pulp production facility, located on the Paraná River in the Province of Misiones, Argentina, its cultivated forest lands, which serve as a source of raw materials for the production of softwood pulp and wood products, the Piray Sawmill, and the Piray MDF Mill in Puerto Piray, which began operations during the third quarter of 2002.

Alto Paraná’s softwood pulp mill is located approximately 1,300 kilometers northwest of Buenos Aires in Puerto Esperanza, in the province of Misiones, Argentina, a region whose soil and climate are favorable for the rapid growth of pine trees. The Alto Paraná mill, which commenced operations in November 1982, is the only bleached softwood kraft market pulp facility in Argentina. The mill has a production capacity of 350,000 tons of pulp per year, which currently represents almost all of total bleached softwood pulp production capacity in Argentina. The mill produced:

•	299,628 metric tons in 2001;

•	322,770 metric tons in 2002; and

•	345,282 metric tons in 2003.

Through Alto Paraná, Arauco owned 201,696 hectares of forest and other land in Argentina and Uruguay as of December 31, 2003. Of these, 174,013 were located in the Province of Misiones, Argentina and the balance in Uruguay. Of the total 201,696 hectares, approximately 94,043 hectares are planted with taeda pine as well as elliotti pine (a species of softwood which has a growth rate similar to that of radiata pine). The balance includes plantations of other species of trees, land to be planted, protected areas and natural forests. The majority of Arauco’s Argentine pine is under 15 years old.

In December 2002, Alto Paraná won a bid for 60,000 hectares of forestry land and plantations as well as a sawmill sold by the Argentine company Perez Companc. Alto Paraná paid U.S.$40 million for the land and the Bossetti Sawmill, which are located in Argentina, close to Alto Paraná’s operations. The transaction closed in January 2004 after the approval of the Argentine anti-trust authorities was received. Alto Paraná expects to acquire additional land depending on price and location; however, there can be no assurance that Alto Paraná will be able to acquire land at its desired price or location.

The following table sets out the number of hectares and types of uses of Arauco’s land holdings in Argentina at December 31, 2003.

Arauco’s Argentine Forest Reserves

	At December 31, 2003
	Total	Distribution
	(in hectares)	(percentage)
Taeda & Elliotti Pine Plantations(1)
0-5 years	55,126	27.3%
6-10 years	12,533	6.2
11-15 years	9,623	4.8
16-20 years	8,171	4.1
21+ years	8,590	4.3

Subtotal	94,043	46.7
Araucaria	5,340	2.6
Eucalyptus	3,134	1.6
Land for plantations	12,650	6.3
Land for other uses(2)	86,529	42.9

Subtotal	107,653	53.4

Total	201,696	100.0%

(1)	All years are calculated from the date of planting.
(2)	Includes roads, fire, breaks, native forests and yards.

As of December 31, 2003, Alto Paraná owned one sawmill, the Piray Sawmill, with an annual production capacity of 300,000 cubic meters of lumber, as well as the Piray MDF Mill, with an annual production capacity of 250,000 cubic meters. Both are located in Puerto Piray, 50 kilometers south of Puerto Esperanza in the Province of Misiones.

In January 2004 Arauco completed the purchase of the forestry assets of the Argentine company Perez Companc, obtaining 60,000 hectares of pine plantations and the Bossetti Sawmill, which has an annual production capacity of 120,000 cubic meters of lumber, located in Puerto Bossetti, 30 kilometers north of Puerto Esperanza in the Province of Misiones.

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

The Argentine peso has been subject to large devaluations in the past, prior to the enactment of the convertibility law which maintained the Argentine peso pegged to the U.S. dollar during the 1990s, and may be subject to significant fluctuations in the future. In January 2002, the Argentine Congress eliminated the requirements that the U.S. dollar/Argentine peso exchange rate remain fixed at a one-to-one exchange rate. Since February 11, 2002, the peso has floated freely, although the Argentine Central Bank from time to time enters into the market to minimize fluctuations. As of June 22, 2004, the exchange rate was Ar$2.96 per US$1.00, after reaching a maximum devaluation of Ar$3.86 per US$1.00 on June 25, 2002.

Since most of Alto Paraná’s fixed costs are Argentine peso-denominated, the devaluation has led to reduced costs, as measured in U.S. dollars. Given the continuing economic crisis in Argentina and the economic and political uncertainties, it is impossible to predict whether, and to what extent, the value of the Argentine peso may further depreciate against the dollar.

Sales

Alto Paraná’s operations are equidistant from Buenos Aires, Argentina and São Paulo, Brazil. As a result, the Company believes that Alto Paraná is well positioned to benefit from future growth in the Mercosur market. Excluding Latin America, Alto Paraná’s principal markets are in Europe and Asia. The following table sets out by region the sales of Alto Paraná for the years indicated.

	Year ended December 31,
	1999	2000	2001	2002	2003
	(in thousands of U.S. dollars)
Latin America (except Argentina)	$59,929	$85,711	$52,746	$57,478	$72,167
Argentina	40,574	52,429	40,205	34,912	53,319
Europe	42,883	49,627	43,690	41,465	48,382
Asia	936	1,452	8,325	12,515	40,020
Other	3,354	8,745	6,324	16,593	16,334

Total	$140,676	$197,964	$151,290	$162,963	$230,222

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

Arauco faces competition in its pulp sales from one other major Chilean producer and from pulp producers in other regions, particularly Canada, the United States, New Zealand and the Scandinavian countries for soft wood bleached market pulp, Brazil and Indonesia for hardwood bleached market pulp and South Africa, the United States, Portugal and New Zealand for unbleached market pulp. Arauco has been able to compete successfully because of its reputation for dependable service and its low production costs, which provide it with a competitive price advantage.

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

The Company’s subsidiary Servicios Logísticos Arauco manages all of Arauco’s Chilean port activities. Work is performed by independent contractors, who receive the pulp and forestry products at the port and prepare shipments. The principal Chilean ports used by Arauco are:

•	San Vicente and Talcahuano, which are both state-owned ports in the Concepción area and through which Arauco shipped approximately 25.1% of its aggregate export volume during 2003;

•	Lirquén, a private port in Concepción in which Arauco has an equity interest of 20.1% and through which Arauco shipped approximately 22.7% of its aggregate export volume during 2003; and

•	Coronel, a private port located between Concepción and Arauco which opened in July 1996 and which Arauco constructed as part of a consortium with five other companies; Arauco shipped approximately 49.7% of its aggregate export volume through this port in 2003.

These ports are approximately 60 kilometers from the Arauco Mill and 300 kilometers from the Constitución Mill. Arauco has a pulp storage warehouse at the port of Coronel with a capacity of 173,000 metric tons, a pulp storage warehouse at the port of San Vicente which has a capacity of 21,000 metric tons and a pulp storage warehouse at the port of Lirquén with a capacity of 50,000 metric tons.

Arauco ships pulp to various ports in Europe, North and South America and Asia and, as is customary in the pulp industry, it stores some stock in those ports. Standard storage terms provide that Arauco is entitled to a certain period of storage free of charge. Arauco seeks to ensure that such initial period is not exceeded for each shipment. Arauco uses 15 foreign ports that have warehouse facilities available. At December 31, 2003, Arauco had approximately 76,022 metric tons in storage in warehouses at foreign ports.

Arauco believes that its shipping costs are broadly comparable with those of its international competitors, notwithstanding Chile’s greater distance from Europe, because of the proximity of its plantations and mills to the Pacific coast and the economies of scale achieved through its coordinated shipments with other Chilean producers.

Alto Paraná’s finished products generally are marketed on a CIF price basis and transported by common carriers. Timely and economical delivery of finished products to its customers are important factors in Alto Paraná’s ability to compete effectively. Most orders are shipped from Alto Parana’s pulp mill almost immediately after they are produced, either by truck or railway.

Description of Property

Arauco’s principal properties consist of land and production plants and facilities, the majority of which are located in Chile. As of December 31, 2003, Arauco owned approximately 928,392 hectares of land in Chile, over 631,773 hectares of which consist of forest plantations, and 201,696 hectares of land in Argentina and Uruguay, of which 102,517 consist of forest plantations. In addition, as of December 31, 2003, Arauco owned various plants and facilities, including pulp mills, panel mills, sawmills and remanufacturing facilities in Chile and one pulp mill, one sawmill and one MDF mill in Argentina. See “Item 4. Information on the Company—Description of Business —Pulp”, “—Sawmills” and “—Panels.”

Consistent with industry practice, Arauco maintains fire insurance coverage for all its Chilean forest holdings but does not insure against pests or disease. Its insurance covers timber loss, either at replacement cost or commercial value, depending on the age of the trees affected. Arauco also carries insurance, consistent with industry practice, covering its Chilean production plants, facilities and equipment. Such insurance includes coverage in the event of fire, explosion or natural disaster for 12 months’ profits (18 months in the case of a boiler explosion in Arauco’s Chilean pulp mills). All of Arauco’s Chilean insurance policies covering its forest holdings and production plants, facilities and equipment have been entered into with Compañía de Seguros Generales Cruz del Sur S.A. (“Cruz del Sur”), a related company. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

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

CAPITAL EXPENDITURES

In order to utilize its increasing volumes of forest production, Arauco has continually added on to, expanded and modernized its processing facilities. Arauco’s planned capital expenditures include the construction of the Itata Project in the Eighth Region of Chile. Construction of the first phase of the Itata Project started in 2003, including the construction of a sawmill, a plywood mill and a cogeneration plant. The estimated investment for this first phase is U.S.$140 million. The second stage of the project is expected to include the construction of a pulp mill with an annual production capacity of 850,000 metric tons. The second stage of the project is estimated to be completed at the end of 2006 at an investment of U.S.$800 million.

This project follows the completion of the Valdivia mill, Arauco’s largest industrial development. This facility was completed in the first quarter of 2004 after more than two years of construction. The project required a capital expenditure of U.S.$600 million, funded from a mix of debt and the Company’s general cash flows, of which U.S.$508.7 million had been paid as of December 31, 2003.

Aggregate capital expenditures were U.S.$223.8 million for 2001, consisting primarily of U.S.$110.4 million in investments in the pulp business, U.S.$58.8 million in investments in the wood products business and U.S.$53.3 million in investments in the forestry area.

Aggregate capital expenditures were U.S.$330.8 million for 2002, consisting primarily of U.S.$235.7 million in investments in the pulp business (including the first stage of the Valdivia Mill), U.S.$51.6 million in investments in the wood products business and U.S.$40.5 million in investments in the forestry area.

Aggregate capital expenditures were U.S.$512.9 million for 2003, consisting primarily of U.S.$379.1 million in investments in the pulp business (including the construction of the Valdivia Mill), U.S.$43.8 million in investments in the wood products business (including the construction of the sawmill and the plywood mill in the Itata Project) and U.S.$89.0 million in investments in the forestry area.

In May 2004, the Company’s forestry affiliates entered into an agreement with affiliates of CMPC to exchange forestry land held by the CMPC affiliates for land held by the Company’s forestry affiliates, as well as making a cash payment to the CMPC affiliates. Pursuant to the agreement, the Company’s forestry affiliates acquired approximately 26,000 hectares of forestry land from, and transferred approximately 9,000 hectares of forestry land and made an aggregate cash payment of approximately U.S.$55 million to, the CMPC affiliates.

In the wood products sector, Arauco expects to build an average of one sawmill every two years during the next decade, each to have an annual production capacity of more than 400,000 cubic meters of sawn timber, with total capital expenditures of approximately U.S.$30 million each, to be funded with the Company’s general cash flows.

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

In 2003, Arauco incurred annual operating expenditures of approximately U.S.$4.8 million on environmental management and improvement programs, in addition to varying amounts of annual capital expenditures for such purposes, which totaled approximately U.S.$15.5 million, including expenses related to the Valdivia Mill. Arauco believes that expenditures on environmental management and improvement programs can be expected to increase in the future.

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

Chilean legislation to which Arauco is subject include the Chilean Environmental Law, which was enacted in 1994 and entered into effect in April 1997 after publication of the related regulations. The Chilean Environmental Law created the Comisión Nacional del Medio Ambiente (the National Environmental Commission or “CONAMA”) and Comisiones Regionales del Medio Ambiente (the Regional Environmental Commissions or “COREMA”), which are agencies of the Ministerio Secretaría General de la Presidencia (the “Ministry of the Presidency”), having responsibility for, among other things, coordinating existing environmental regulations and evaluating environmental impact studies. Under this law, Arauco is required to conduct environmental impact studies of any future projects or activities that may effect the environment. These regulations also establish procedures for private citizens to object to the plans or studies submitted by project owners.

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

Argentina. Alto Paraná is subject to Argentine environmental legislation, including regulation by municipal, provincial and federal governmental authorities. Alto Paraná has incurred significant capital and operating expenditures to comply with applicable environmental laws and regulations. Arauco believes that Alto Paraná is currently in material compliance with all applicable local and national environmental regulations governing all its operations.

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

All of Arauco’s forest activities have the environmental certification ISO 14001 and Arauco’s pulp mills have the certification ISO 9001-2000. During 2003, Arauco obtained the certification in Chile for the National Standard for Sustainable Forest Management (CERTFOR). CERTFOR is in the process of seeking membership in Pan European Forest Certification (PEFC), the forestry certification that covers the largest segment of the world market.

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

National Law 25,080 provides, among other benefits, subsidies to individuals and companies for the recovery of a portion of their costs in planning and managing forest land. However, these subsidies are not material to Alto Paraná, as they are only available with respect to a maximum of 500 hectares per year. The law also establishes that tax charges related to the promoted assets or activities cannot be increased during the 30-year period of the promotion.

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

Overview

Arauco derives its sales revenue from the sale of bleached and unbleached pulp and forestry and wood products, such as sawlogs, pulplogs, sawn timber, remanufactured wood products and panels. For 2003, export sales constituted approximately 84.7% of Arauco’s total sales revenue. Sales of pulp constitute the single largest component of Arauco’s sales revenue. As with many commodities, pulp, and accordingly Arauco’s sales revenue, is subject to cyclical fluctuations in price determined by global supply and demand. World prices for forestry and wood products, which are also generally viewed as commodities, fluctuate significantly.

Although prices tend to have the most significant effect on Arauco’s results of operations, sales volume and product mix, costs, and exchange rate fluctuations also can have a substantial impact on Arauco’s results.

Arauco’s business and results of operations are, to a large extent, dependent on the level of economic activity, government and foreign exchange policies, and political and economic developments in its principal export markets. In 2003 Arauco exported its products to Europe, Asia, North, Central and South America, and, to a lesser extent, Africa and the Middle East. Approximately 93.1% of Arauco’s total 2003 pulp sales and approximately 78.6% of its total 2003 forestry, wood products and panels product sales were attributable to exports, principally to customers in Asia, the Americas and Western Europe. Arauco’s business, earnings and prospects may be materially and adversely affected by developments in these export markets with respect to inflation, interest rates, currency fluctuations, protectionism, government subsidies, price and wage controls, exchange control regulations, taxation, expropriation, social instability or other political, economic or diplomatic developments.

At December 31, 2003, approximately 80.3% of Arauco’s long-lived assets were located in Chile and approximately 19.7% were located in Argentina. In 2003, approximately 11.6% of Arauco’s consolidated sales revenue was derived from sales in Chile and approximately 3.7% was derived from sales in Argentina. Accordingly, Arauco’s financial condition and results of operations are to a certain extent dependent upon economic conditions in Chile and Argentina.

The Chilean economy grew every year between 1984 and 1998, expanding at a real average annual rate of approximately 7.3% from 1990 through 1998. Despite its growth, it has remained smaller than the economies of certain other Latin American countries. In 1999, Chilean gross domestic product (“GDP”) contracted at a real rate of 0.8%. In 2000, GDP grew 4.2% but its level of growth slowed to 3.1% in 2001 and 2.1% in 2002. Unemployment was high, averaging 9.2% in 2001 and 9.0% during 2002. During 2003, GDP grew 3.3% but unemployment remained high, averaging 8.5% for the year.

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

Since late 1998, the Argentine economy has been in an economic recession marked by reduced levels of consumption and investment and an elevated unemployment rate. Argentine GDP decreased by 3.4% in 1999, 0.8% in 2000, 4.4% in 2001 and 10.9% in 2002. In December 2001, amid public demonstrations and the resignation of the Argentine President, Argentina declared a suspension on payment of its foreign debt. In early 2002, the government released the Argentine peso from its one-to-one peg to the dollar and allowed the exchange rate to float, resulting in a 49.6% devaluation of the Argentine peso from January 1, 2002 to December 31, 2002. During 2003, economic indicators showed some signs of recovery, and the Argentine gross domestic product increased by 8.7%. Arauco cannot provide any assurance that the Argentine economy will continue to recover or that future economic, social and political developments in Argentina, over which it has no control, will not impair Alto Paraná’s business, financial condition, or results of operations.

Prices

In recent years Arauco’s sales revenue has been affected by price level volatility in the export market. The prices for each of Arauco’s pulp products and forestry and wood products depend on the markets in which they are sold; while prices are generally similar for a given product on a global basis, more regionalized market conditions affect prices in markets such as Asia, Europe and the United States.

Average unit sales prices for Arauco’s products are set forth in the table below for the periods indicated.

	Year ended December 31,
	2001	2002	2003
	(U.S.$ per metric ton)(2)
Product(1)
Bleached pulp	427.8	410.1	461.1
Unbleached pulp	355.5	373.0	387.8

	(U.S.$ per cubic meter)(2)
Sawlogs	32.3	29.0	32.1
Sawn timber	139.4	132.4	153.7
Remanufactured wood products	409.2	554.1	490.5
Plywood and fiber panels	302.8	277.3	280.4

(1)	Each category of product contains different grades and types and the shipping terms vary with the product, as well as the customer.
(2)	Arauco generally quotes its prices in U.S. dollars for export sales and in Chilean pesos for domestic sales.

Pulp Prices

The prices that Arauco is able to obtain for its pulp products depend on prevailing world prices as well as regional market conditions. Historically world pulp prices are cyclical, with prices subject to significant fluctuations over relatively short periods of time depending on worldwide demand, world production capacity, the business strategies adopted by major integrated forestry, pulp and paper producers and other major producers and the availability of substitutes. All of these factors are beyond Arauco’s control.

Over the last five years, the average price (CIF) on an annual basis for Norscan bleached softwood kraft market pulp (pulp produced in Canada and Northern Europe sold to manufacturers of paper products delivered in Northern Europe, or “NBSK”), which is the benchmark for softwood bleached pulp, has ranged from a high of U.S.$680 in 2000 to a low of U.S.$460 in 2002. During 2001 the market price for NBSK fell 29.9%, from U.S.$670 per ton at December 31, 2000 to U.S.$470 per ton at December 31, 2001, largely due to the global recession. Prices continued to decrease in 2002, largely due to the sluggish global economy, reaching their lowest known level in April 2002 at U.S.$435 per ton. Although prices recovered somewhat in the following months of 2002, reaching a peak of U.S.$490 in August 2002, they began to fall again during the latter half of the year, ending 2002 at a price of U.S.$440 per ton on December 31, 2002, a 6.4% decrease from December 31, 2001. During the first five months of 2003 prices for NBSK increased, reaching a monthly average of U.S.$560 per ton in May 2003. Due to the effect of an increase in inventories, countered by higher demand for short fiber pulp, prices fluctuated during the second half of 2003. The price for NBSK was U.S.$560 per ton at December 31, 2003, a 27.3% increase over December 31, 2002. During the first five months of 2004 prices for NSBK increased 14.5%, to U.S.$641 per ton at May 31, 2004.

Prices for bleached grades of pulp, including eucalyptus, generally follow the same pattern as prices for NBSK. However, each grade follows its own cycle based on market demand and production capacity. During the last five years, the majority of the new capacity developed has been for hardwood pulp, particularly eucalyptus pulp.

This has led to a greater spread between the prices for hardwood and for softwood. The price for eucalyptus kraft pulp delivered in Northern Europe, or “BEKP”, was U.S.$450 per ton at January 1, 2003, U.S.$10 per ton above the price for NBSK, and was U.S.$500 per ton at December 31, 2003, U.S.$60 per ton below the price for NBSK. During 2001 the market price for BEKP fell 45.7%, from U.S.$736 per ton at December 31, 2000 to U.S.$400 per ton at December 31, 2001. During 2002 the market price for BEKP rose 15.8%, to U.S.$463 per ton at December 31, 2002. During 2003 the market price for BEKP rose 8.0%, to U.S.$500 per ton at December 31, 2003.

Prices for unbleached softwood market pulp also follow cyclical patterns related to world-wide demand. Unbleached softwood market pulp represents about 5% of the total wood pulp market. The majority of such pulp is sold in Asia, and its price does not necessary follow the cycle of prices for NSBK.

During 2001 the market price for unbleached kraft pulp (“UKP”) delivered in the United States fell 35%, from U.S.$680 per ton at December 31, 2000 to U.S.$440 per ton at December 31, 2001, largely due to lower export levels, leading to less demand for export packaging material, and lower prices for UKP substitutes, such as old corrugated containerboard (“OCC”). During the second and third quarters of 2002 the market price for UKP rose, and then fell again, ending the year at U.S.$430 per ton at December 31, 2002, a 2.3% decrease from December 31, 2001. During the first half of 2003 the market price for UKP rose, and then fluctuated during the second half of the year, rising 23.3% overall, to U.S.$530 per ton at December 31, 2003. During the first quarter of 2004 UKP prices rose to U.S.$570 per ton, a three-year high.

Forestry and Wood Product Prices

Over the last five years, the average prices for our forestry and wood products have fluctuated significantly, as they felt the effect of global economic developments on demand. At the start of 2001, both domestic and foreign prices were increasing from 2000 levels, as Chile’s economy improved and as U.S. demand for housing materials increased, due to higher construction levels and low levels of inventory. European prices, however were not rising, due to the effect of an excess supply of wood products and unfavourable exchange rates. The economic downturn following the events of September 11, 2001 led to considerable declines in price levels for wood products across North America. Japan’s poor economic performance led to prices that were at their lowest levels in 15 years. In China, on the other hand, prices were unaffected by developments in other markets.

Demand for forestry and wood products, including panel and lumber products, rose in the first three months of 2002, leading to increased sale prices. The increased demand was largely the result of economic growth in the United States, a stronger euro and increased market activity in Asia. During the second and third quarters of 2002, however, prices for forestry products fell in the United States, Mexico and Brazil, as well as in most of Europe. Prices increased in Asian markets, due in large part to increased economic activity relating to the soccer World Cup, but the overall effect was a decrease in sale prices. Prices for forestry and wood products continued to decline during the last quarter of 2002, as the United States economy felt the effects of the possible war with Iraq. Prices remained stable in Europe, while MDF prices decreased but prices of remanufactured products increased in Asia.

The downward trend in prices continued during the first half of 2003. Plywood and remanufactured products producers were affected by the closing of various plywood mills in the United States. Latin America maintained relatively higher prices for forestry and wood products. Prices in the Middle East remained high despite the war, as in Asia. During the second half of 2003, forestry and wood product prices increased, reflecting mill closures, a general improvement in the world economy, low inventory levels, increased transportation costs and the depreciation of the U.S. dollar against several foreign currencies.

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

Exchange Rate Fluctuations

The Chilean peso has been subject to devaluation in the past and could be subject to significant fluctuations in the future. In the period from December 31, 1998 to December 31, 2003 the value of the Chilean peso relative to the U.S. dollar decreased approximately 20.4% in nominal terms and 9.2% in real terms, as compared to a 9.2% increase in value in real terms in the period from December 31, 1994 to December 31, 1998. During 2003, the value of the Chilean peso relative to the U.S. dollar increased 21.0% in nominal terms and 22.3% in real terms. The Observed Exchange Rate on June 22, 2004 was Ch$643.42 = U.S.$1.00. See “Item 3. Key Information—Exchange Rates.”

Arauco generally prices its exports in U.S. dollars and domestic sales in Chilean pesos. To the extent that the Chilean peso depreciates against the U.S. dollar, Arauco’s domestic sales revenues may be adversely affected as measured in U.S. dollars. Conversely, appreciation of the Chilean peso may have a positive effect on domestic sales revenue as measured in U.S. dollars. The effect of exchange rate fluctuations is partially offset by the fact that certain of Arauco’s operating expenses are denominated in U.S. dollars (such as its freight costs and selling expenses in the form of commissions paid to its sales agents abroad) and a significant part of its indebtedness is denominated in U.S. dollars. As of December 31, 2003, Arauco’s U.S. dollar-denominated indebtedness was U.S.$1.9 billion. In addition, as the U.S. dollar appreciates against the local currency in any of Arauco’s export markets, Arauco must from time to time price its sales in that local currency to compete effectively.

During the first six months of 2003, the value of the Chilean peso relative to the U.S. dollar increased approximately 2.8% in nominal terms and approximately 4.4% in real terms, in each case based on the observed exchange rates on December 31, 2002 and June 30, 2003. The value of the Chilean peso relative to the U.S. dollar continued to increase in the third and fourth quarters of 2003 and as a result, during 2003, the value of the Chilean peso relative to the U.S. dollar increased approximately 21.0% in nominal terms and 22.3% in real terms, in each case based on the Observed Exchange Rates published by the Central Bank on December 31, 2002 and December 31, 2003.

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

Changes in Accounting Standards

Effective January 1, 2003, Arauco adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS 146), which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employees Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)”. The adoption of SFAS No. 146 did not have a material effect on Arauco’s consolidated financial position, results of operations or cash flows.

Effective January 1, 2003, Arauco adopted FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires that upon issuance of a guarantee, the Company must disclose and may be required to recognize a liability for the fair value of the obligation it assumes under that guarantee. The initial recognition and measurement requirement of FIN 45 is effective for guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material effect on Arauco’s consolidated financial position, results of operations or cash flows.

Effective February 1, 2003, Arauco adopted FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 (an interpretation of ARB 51) has recently introduced a new consolidation model focused on identifying entities for which a controlling financial interest is achieved through means other than voting rights. Under this interpretation, a variable interest entity must be consolidated if certain consolidation requirements are met. An enterprise should consolidate an entity if that enterprise has a variable interest in the entity that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. FIN 46, as revised by FIN 46R, was effective on February 1, 2003 for new transactions and is effective for reporting periods after March 15, 2004 for transactions entered into prior to February 1, 2003. The impact of the adoption of FIN 46 did not have a material effect on Arauco’s consolidated financial position, results of operations or cash flows.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. Arauco adopted the provision of SFAS No. 149 on July 1, 2003. The adoption did not have a material effect on Arauco’s consolidated financial position, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This Statement establishes standards of how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective July 1, 2003. Arauco adopted the provisions of SFAS No. 150 on July 1, 2003. The adoption did not have a material effect on Arauco’s consolidated financial position, results of operations or cash flows.

Results of Operations

The following table provides a breakdown of Arauco’s sales revenue and volumes, cost of sales and administration and selling expenses for the last three fiscal years.

	Year ended December 31,
	2001		2002		2003
	Sales	Volume	Sales	Volume	Sales	Volume
	(in millions of U.S.$, except where indicated)
Sales Revenue:
Bleached pulp(1)	$554.8	1,297	$498.5	1,216	$567.5	1,231
Unbleached pulp(1)	150.6	424	130.3	349	142.2	367
Sawlogs (net)(2)	16.6	515	17.0	585	16.6	516
Pulplogs(2)	11.1	451	6.7	419	5.3	256
Posts(2)	5.9	27	7.5	45	11.1	54
Sawn timber(2)	165.9	1,190	199.9	1,510	247.2	1,608
Flitches(2)	5.6	43	6.0	54	7.3	57
Remanufactured wood products(2)	111.7	273	137.4	248	146.5	299
Chips(2)	1.2	58	0.7	36	0.5	30
Plywood and fiberboard panels(2)	141.1	466	178.4	643	296.9	1,059
Other	9.2	NA	5.8	NA	17.0	NA

Total sales revenue	$1,173.8		$1,188.0		$1,458.2

Cost of Sales:
Forestry labor costs	129.8		122.9		135.3
Timber	132.9		110.0		184.0
Port costs	11.4		8.5		10.5
Freight and other transportation costs	157.6		146.3		177.1
Other costs of sales	258.1		233.1		275.9

Total cost of sales	$689.8		$620.5		$782.8

Gross margins	41.2%		47.8%		46.3%

Depreciation	119.8		103.9		112.6
Administration and Selling Expenses:
Wages and salaries	33.2		27.5		33.0
Other administration and selling expenses	60.8		73.0		72.9

Total selling and administrative expenses	$94.0		$100.5		$105.9

Total operating costs and expenses	$903.7		$824.9		$1,001.3

Operating margin	23.0%		30.6%		31.3%

(1)	Volumes measured in thousands of metric tons.
(2)	Volumes measured in thousands of cubic meters.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Net Sales

Net sales increased 22.7% from U.S.$1,188.0 million in 2002 to U.S.$1,458.2 million in 2003, principally as a result of a 66.4% increase in sales of plywood and fiberboard panels, a 12.9% increase in sales of pulp and a 23.7% increase in sales of sawn timber.

Pulp Sales

Sales revenue of bleached and unbleached pulp increased 12.9% from U.S.$628.8 million in 2002 to U.S.$709.8 million in 2003, reflecting a 10.6% increase in nominal prices and an increase of 2.1% in sales volume. Sales of bleached pulp increased by 13.9% due to a 12.5% increase in average nominal prices and a 1.2% increase in sales volume of bleached pulp. Sales of unbleached pulp increased by 9.2% due to a 5.0% increase in sales volume and a 4.0% increase in average nominal prices.

Wood Products Sales

Sales of wood products, including sawn timber, remanufactured wood products and flitches, increased 16.8% from U.S.$344.0 million in 2002 to U.S.$401.6 million in 2003, reflecting an 8.4% increase in sales volume and a 7.8% increase in nominal prices of wood products. Sawn timber sales revenue increased 23.7% from U.S.$199.9 million in 2002 to U.S.$247.2 million in 2003 due to a 16.1% increase in average nominal prices and a 6.5% increase in sales volume. Sales of remanufactured wood products increased 6.7% from U.S.$137.4 million in 2002 to U.S.$146.5 million in 2003 due to a 20.5% increase in sales volume, which in turn was largely attributable to improving market conditions. The increase in sales of remanufactured wood products was partially offset by the effect of an 11.5% decrease in average nominal prices.

Plywood and Fiberboard Panels Sales

Sales of plywood and fiberboard panels increased 66.4% from U.S.$178.4 million in 2002 to U.S.$296.9 million in 2003. This increase was primarily due to a 64.6% increase in sales volume, resulting from the increase in production due to the first full year of operations at Trupán II and the Piray MDF Mill, as well as a 1.1% increase in average nominal prices.

Forestry Sales

Sales revenue of forestry products increased 7.1% from U.S.$31.1 million in 2002 to U.S.$33.3 million in 2003, reflecting a 34.5% increase in nominal prices, which was partially offset by the effect of a 21.2% decrease in sales volume. Sales revenue of posts increased 48.8% as the result of a 22.1% increase in average nominal prices and a 21.9% increase in sales volume. This was partially offset by a 21.0% decrease in sales of pulplogs, largely due to a 38.8% decrease in sales volume, partially offset by a 29.1% increase in average nominal prices. Arauco’s sales of forestry products are largely domestic. Such sales are subject to fluctuations in volume and price which are not cyclical in nature.

Cost of Sales

Cost of sales increased 26.2% from U.S.$620.5 million for 2002 to U.S.$782.8 million for 2003, primarily due to an increase in sales volume, principally a 64.6% increase in sales volumes of plywood and fiber panels and a 20.5% increase in sales volumes of remanufactured products. The cost of sales per unit for pulp and wood products remained fairly constant and the cost of sales per unit for plywood and fiber panels decreased 22.7% in 2003 from 2002, principally due to economies of scale resulting from the increase in production due to the start of operations at the new MDF facilities at the end of 2002.

Gross Margins

Gross margins decreased from 47.8% for 2002 to 46.3% in 2003, primarily as a result of an increase in cost of sales. This increase was partially offset by the increase in sales revenue, primarily sales of plywood and fiber panels and remanufactured products.

Depreciation

Depreciation increased 8.4% from U.S.$103.9 million for 2002 to U.S.$112.6 million for 2003, mainly due to a 27.8% increase in the plywood and fiber panel depreciation expense, from U.S.$10.2 million in 2002 to U.S.$13.1 million in 2003, largely as a result of the commencement of operations at Trupán II and Piray MDF Mill.

Selling and Administrative Expenses

Selling and administrative expenses increased 5.4% from U.S.$100.5 million in 2002 to U.S.$105.9 million in 2003, primarily as a result of a 21.8% increase in wages and salaries and other administrative expenses as measured in dollars due to the increase in the number of employees as well as the appreciation of the peso against the U.S. dollar during 2003. These factors were partially offset by a decrease in expenses related to research projects. As a percentage of sales revenue, selling and administrative expenses decreased from 8.5% during 2002 to 7.3% during 2003, primarily as a result of the increase in sales revenues.

Income from Operations

Income from operations increased 25.8% from U.S.$363.2 million in 2002 to U.S.$456.9 million in 2003, principally due to the increase in sales revenues.

Non-Operating Income (Expense)

The Company’s total non-operating income (expense) rose from an expense of U.S.$26.5 million in 2002 to income of U.S.$37.3 million in 2003, primarily due to a 348.7% increase in foreign exchange gains and a 24.4% decrease in interest expense.

Interest Income

Interest income increased 36.6% from U.S.$22.0 million in 2002 to U.S.$30.1 million in 2003, primarily due to an increase in Arauco’s average cash and cash equivalent and short-term investments in 2003 as compared to 2002, partially offset by the effect of a decrease in interest rates.

Other Income

Other income remained fairly level, increasing 3.8% from income of U.S.$1.5 million in 2002 to income of U.S.$1.6 million in 2003.

Foreign Exchange Gains

Foreign exchange gains increased 348.7% from U.S.$11.7 million in 2002 to U.S.$52.4 million in 2003, primarily due to an increase in the value of Arauco’s euro-denominated investments expressed in U.S. dollars, attributable to the devaluation of the U.S. dollar in relation to the euro during the period. This was partially offset by an increase in the value of Arauco’s Chilean peso-denominated current liabilities expressed in U.S. dollars, due to the appreciation of the peso during 2003.

Interest Expense

Interest expense decreased 24.4%, from U.S.$61.7 million in 2002 to U.S.$46.6 million in 2003, primarily due to Arauco’s outstanding interest rate swap agreements during 2003, which resulted in a net gain of U.S.$21.2 million, and an increase in capitalization of interest expense due to the Valdivia Project. This was partially offset by an increase in interest expense attributable to Arauco’s issuance in July of U.S.$300 million of notes in a private placement and to its incurrence of a U.S.$150 million syndicated loan in February 2003.

Income Taxes

In 2003, Arauco reported a tax expense of U.S.$80.6 million, as compared to an expense of U.S.$52.6 million in 2002. This increase was principally due to an increase in pre-tax earnings, attributable to the increase in income from operations and, to a lesser extent, non-operating income. In accordance with Chilean law, the Company and each of its subsidiaries compute and pay tax on a separate basis and not on a consolidated basis. At December 31, 2003, Arauco’s consolidated Chilean subsidiaries had tax loss carryforwards of:

•	in the case of Forestal Valdivia, U.S.$23.2 million; and

•	in the case of Bioforest, U.S.$1.0 million.

These tax loss carryforwards can be carried forward indefinitely.

In accordance with Argentine law, tax loss carryforwards can be applied to offset taxable income earned by Alto Paraná for five years following their incurrence. In December 31, 2003, Alto Paraná had U.S.$3.2 million in unutilized tax loss carryforwards expiring in 2007.

Net Income

Arauco’s net income increased by 46.5% from U.S.$286.4 million in 2002 to U.S.$419.5 million in 2003. This increase was primarily due to the increase in income from operations and, to a lesser extent, non-operating income, partially offset by the increase in tax expense.

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

Wood Products Sales

Sales of wood products increased 20.9% from U.S.$284.4 million in 2001 to U.S.$343.9 million in 2002, reflecting an 18.1% increase in sales volume and a 2.4% increase in nominal prices of wood products. Sawn timber sales revenue increased 20.5% from U.S.$165.9 million in 2001 to U.S.$199.9 million in 2002 due to a 26.9% increase in sawn timber sales volume, which was partially offset by the effect of a 5.0% decrease in nominal prices. Sales of remanufactured wood products increased 23.0% from U.S.$111.7 million in 2001 to U.S.$137.4 million in 2002 due to a 35.4% increase in nominal prices, which was offset by the effect of a 9.2% decrease in sales volume.

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

Cost of Sales

Cost of sales decreased 10.1% from U.S.$689.8 million for 2001 to U.S.$620.5 million for 2002, primarily due to a 9.0% decrease in sales volume of pulp and a 7.1% decrease in sales volume of pulplogs. These decreases were partially offset by the effects of a 38.1% increase in sales volume of plywood and fiberboard panels and a 26.9% increase in sales volume of sawn timber.

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

Income from Operations

Income from operations increased 34.4% from U.S.$270.1 million in 2001 to U.S.$363.2 million in 2002, principally reflecting the 10.1% decrease in cost of sales as well as the 13.3% decrease in depreciation expense and 1.2% increase in net sales, partially offset by a 6.9% increase in selling and administrative expenses.

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

Foreign Exchange Gains (Losses)

Foreign exchange gains (losses) moved from a loss of U.S.$26.1 million in 2001 to a gain of U.S.$11.7 million in 2002, primarily due to a gain of U.S.$33 million attributable to investments denominated in euros, as a result of the appreciation of the euro against the dollar.

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

Income Taxes

In 2002, Arauco reported a tax expense of U.S.$52.6 million, as compared to an expense of U.S.$13.0 million in 2001. This increase was principally due to the greater pretax income in 2002. In accordance with Chilean law, the Company and each of its subsidiaries compute and pay tax on a separate basis and not on a consolidated basis. At December 31, 2002, Arauco’s consolidated Chilean subsidiaries had tax loss carryforwards of:

•	in the case of Forestal Valdivia, U.S.$20.4 million; and

•	in the case of Bioforest, U.S.$0.9 million.

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

Arauco’s net cash flow used by operating activities was U.S.$55.7 million during the year ended December 31, 2001, U.S.$481.7 million during the year ended December 31, 2002 and U.S.$346.5 million during the year ended December 31, 2003. The decrease in cash flow from operating activities in 2003 as compared to 2002 was principally due to an increase in investments in trading securities as well as an increase in receivables and inventories. The increase in cash flow from operating activities in 2002 as compared to 2001 was principally due to investments and proceeds in trading securities and increases in accounts payable.

In 2003, Arauco’s main investments were the construction of the Valdivia Mill, with a capital expenditure of approximately U.S.$318.7 million, and the ongoing construction of the first phase of the Itata Project, with an aggregate expenditure for the period of U.S.$48.0 million, including a sawmill, plywood mill and cogeneration plant.

In January 2003, Arauco made an investment of U.S.$28.5 million in EKA Chile S.A. (“EKA Chile”). EKA Chile is the result of a joint venture between Arauco and EKA Chemicals, a Swedish chemical company that contributed existing equipment to the joint venture. EKA Chile is 50% controlled by each party. EKA Chile’s operations will be located in Talcahuano, nearby Arauco’s operations, and will provide chlorate to Arauco’s mills.

In December 2003, Arauco, through its subsidiary Forestal Celco S.A. (“Forestal Celco”), acquired a controlling interest in Forestal Celsur S.A. through the purchase of 82.12% of its shares. Arauco, through Forestal Celco, acquired an additional 17.8% of the shares in January 2004. Arauco paid U.S.$39.3 million in the aggregate for the shares, through which purchases it acquired 13,590 hectares of land.

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

For 2003, Arauco’s principal financing activities were:

•	obtaining a senior unsecured syndicated loan in February, with principal of U.S.$150 million and an interest rate of the London inter-bank offered rate, known as LIBOR, plus 0.85%;

•	the interest rate swap in May under which the Company swapped its variable interest rate for a fixed interest rate. Under the terms of the contract, which had a notional amount of U.S.$200 million, the Company pays interest at a fixed rate of 5.506% and receives interest at a floating rate of LIBOR plus 1.79875%. The interest rate swap settles semi-annually, and the contract terminates in 2011;

•	the issue and private placement in July of U.S.$300 million of Arauco’s 5.125% Notes due 2013 in the form of 144A Notes with registration rights;

•	the June settlement of U.S.$30 million of notional amount of two swap agreements, leaving an outstanding notional amount of U.S.$170 million;

•	the August settlement of U.S.$40 million of notional amount of two swap agreements, leaving a remaining notional amount of U.S.$130 million;

•	the November settlement of a tender offer launched in October to exchange the 2013 144A Notes for an equal amount of registered notes with the same interest rate and maturity, in which 99.98% of the notes were exchanged;

•	the December repayment of U.S.$0.7 million in aggregate principal amount at maturity of Arauco’s domestic bonds, which bore interest at the UF rate plus 6.0% (the UF rate is an interest spread in excess of the indexation of the UF); and

•	the December repayment at maturity of U.S.$78.5 million of Arauco’s 6.75% notes.

For 2002, Arauco’s principal financing activities were:

•	the interest rate swap in May under which the Company swapped its fixed interest rate for a variable interest rate. Under the terms of the contract, which had a notional amount of U.S.$200 million, the Company pays interest at a floating rate of LIBOR plus 1.79875% and receives interest at a fixed rate of 7.75%, the same rate as its 7.750% Notes. The interest rate swap settles semi-annually, and the contract terminates in 2011;

•	the repurchase during the last quarter of U.S.$29.5 million of the 8.625% Notes and U.S.$13.0 million of the 7.75% Notes;

•	the repayment of U.S.$4.4 million in aggregate principal amount at maturity of our domestic bonds which bore interest at a rate of UF plus 6.0% (the UF rate is an interest spread in excess of the indexation of the UF); and

•	the repayment of U.S.$37.5 million in aggregate principal amount at maturity of our 1997 syndicated loan which bore interest at LIBOR plus 0.35%.

For 2001, Arauco’s principal financing activities were:

•	the issue of U.S.$400 million of 7.75% notes due 2011;

•	the repayment of U.S.$119.8 million 6.75% notes due 2003;

•	the issue of U.S.$250.0 million floating rate trust notes due 2006 by Alto Paraná through an Argentine financial trust, which trust notes were unconditionally guaranteed by Arauco;

•	the repayment of U.S.$4.8 million in aggregate principal amount at maturity of our domestic bonds which bore interest at a rate of UF plus 6.0%;

•	the repayment of U.S.$6.2 million in aggregate principal amount at maturity of our Export Development Corporation borrowing which bore interest at LIBOR plus 1.25%;

•	the repayment of U.S.$37.5 million in aggregate principal amount at maturity of our 1997 syndicated loan which bore interest at LIBOR plus 0.35%; and

•	the prepayment of U.S.$200 million in aggregate principal amount of our 1996 syndicated loan which was scheduled to mature on December 2001 and bore interest at LIBOR plus 0.35%.

At December 31, 2003, the Company’s short-term bank borrowings were U.S.$1.4 million. At December 31, 2002, the Company’s short-term bank borrowings were U.S.$32.1 million. At December 31, 2001, the Company’s short-term bank borrowings were U.S.$86,600.

The Company’s total long-term bank, export credit agency and multilateral lending agency debt (including the current portion of such debt) was U.S.$402.6 million at December 31, 2003, of which 100% was U.S. dollar-denominated. At December 31, 2003, the Company also had total capital markets borrowings of U.S.$1,457.5 million, 100% of which was U.S. dollar-denominated. At December 31, 2003, the weighted average maturity of the Company’s foreign currency-denominated debt was 5.9 years. At that date, the average interest rate for the Company’s foreign currency-denominated floating rate debt was 0.77% over LIBOR and the average interest rate for the Company’s foreign currency-denominated fixed rate debt was 7.17%. The average rate figures for foreign currency denominated debt do not reflect the effect of the swap agreements and the subsequent unwinds valid as of December 31, 2003.

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

The instruments and agreements governing the Company’s foreign bonds and syndicated loans set limits on the Company’s incurrence of debt and liabilities through the use of financial covenants. The principal financial covenants contained in these agreements are:

•	Arauco’s debt to equity ratio must not exceed the ratio of 1.2:1;

•	Arauco’s interest coverage ratio must not be less than 2:1; and

•	Arauco is required to maintain a minimum consolidated net worth of U.S.$2.5 billion, as measured in accordance with Chilean generally accepted accounting principles known as “Chilean GAAP”.

The Company was in compliance with these covenants as of December 31, 2003.

On June 21, 2001, the Company irrevocably and unconditionally guaranteed as primary obligor the issue of U.S.$250,000,000 Floating Rate Trust Notes due 2006 by a financial trustee in the name of Alto Paraná (the “APSA Notes”) under Argentine law 24,441, in favor of the holders of the notes and The Chase Manhattan Bank, as financial trustee. The APSA Notes had a stated maturity of June 13, 2006. On January 22, 2004, Alto Paraná completed a restructuring of the APSA Notes. The terms of the notes and the guaranty were amended as follows:

•	the stated maturity was extended to December 12, 2008;

•	the interest rate was fixed at LIBOR plus 6.5%; and

•	the irrevocable and unconditional guaranty granted by Arauco in 2001 was terminated and, through an offshore custodial vehicle, Arauco provided the holders of the restructured APSA notes a new full, irrevocable and unconditional guaranty of the notes, as primary obligor in the event of any failure by Alto Paraná to meet the obligations related to the notes.

Substantially all of our borrowings are denominated in dollars. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk.”

The following table sets forth certain contractual obligations as of December 31, 2003, and the period in which the contractual obligations come due.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of U.S. dollars)
Contractual obligation:
Long-term debt obligations	$1,860.1	$0.6	$285.9	$391.1	$1,182.5
Capital (finance) lease obligations	—	—	—	—	—
Operating lease obligations	—	—	—	—	—
Purchase obligations(1)	139.3	139.3	—	—	—
Registrant’s balance sheet under GAAP	—	—	—	—	—

Total	$1,999.4	$139.9	$285.9	$391.1	$1,182.5

(1)	Excludes contracts entered into with independent contractors to perform operations on Arauco’s behalf. Arauco’s payment obligations under such contracts are not pre-determined, but rather depend on the performance of certain variables. Accordingly, Arauco cannot quantify its contractual obligations under such contracts.

In accordance with customary practice in the pulp industry, Arauco does not have long-term sales contracts with its customers, but rather maintains long-standing relationships with its customers pursuant to which agreements are reached from time to time on specific volumes and prices.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements of the type that we are required to disclose under Item 5.E of Form 20-F.

Treasury Management

The Company manages the treasury activities of all of Arauco’s Chilean subsidiaries on a centralized basis. Arauco’s subsidiaries borrow from or lend money to the Company in accordance with their daily cash requirements or surplus, maintaining their cash balance close to zero (Arauco’s policy is not to allow its subsidiaries to invest in financial instruments) and other transactions. Decisions regarding short-term loans, short-term investments, currency transactions and other transactions are made by the Company for Arauco as a whole. Treasury activities are governed by Arauco’s cash and deposits policy, which is approved by the board of directors. The main principles of Arauco’s cash and deposits policy are:

•	investments must be in fixed income instruments;

•	the Company does not invest in stocks;

•	investments must be in instruments from the Chilean Central Bank or from internationally recognized financial institutions; and

•	transactions must be carried out only with banks or bank subsidiaries.

Alto Paraná manages its treasury management independent from the Company. Its activities are governed by a cash and deposit policy that is approved by Alto Paraná’s chief executive officer. This policy is based on the same principles as those of Arauco.

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

RESEARCH AND DEVELOPMENT

Arauco spent U.S.$1.5 million in 2001, U.S.$1.6 million in 2002 and U.S.$1.7 million in 2003 on research and development. Arauco conducts its principal research and development programs through its wholly-owned subsidiary Bioforest, which concentrates its efforts on applying and implementing the advanced technology available in the market to the specific characteristics of Arauco’s forests and mills.

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

Item 6. Directors, Senior Management and Employees.

DIRECTORS AND EXECUTIVE OFFICERS

The businesses of the Company are managed by a board of directors. The Company’s estatutos (by-laws) require that the board of directors consist of nine directors. Directors are not allowed to be executives of the Company. The entire board is elected every three years and can be re-elected for any number of periods; the current board was elected in April 2002 and their terms will expire in 2005. The board may appoint replacements to fill any vacancies that occur during periods between elections; however, at the next annual shareholders’ meeting following any such replacement, an election of the entire board must take place. The Company’s executive officers are appointed by the board of directors and hold office at its discretion. Scheduled meetings of the board of directors are generally held once a month. Extraordinary board meetings are called when summoned by the Chairman or when requested by at least two directors.

The Company does not have an audit committee or compensation committee.

The directors of the Company are listed below.

Name	Years as Director	Position	Age
José Tomás Guzmán	18	Chairman	75
Roberto Angelini(1)	18	Vice-Chairman	55
Jorge Andueza	10	Director	55
Anacleto Angelini(1)	18	Director	90
Manuel Bezanilla	18	Director	59
Jorge Bunster	10	Director	51
Carlos Croxatto	18	Director	89
Alberto Etchegaray	10	Director	55
Felipe Lamarca	19	Director	53

(1)	Anacleto Angelini is the uncle of Roberto Angelini.

The principal executive officers of Arauco and the General Managers of each area or department of Arauco are listed below.

Name	Years with Arauco	Position or Area	Age
Alejandro Pérez	14	President and Chief Executive Officer	54
Matías Domeyko(1)	15	Chief Financial Officer	42
Hernán Arriagada	13	Engineering and Construction Director	56
Franco Bozzalla	14	Panels Area Managing Director	41
Sergio Desormeaux	8	Systems Director	52
Jorge Garnham	27	Woodpulp Area Managing Director	50
Cristián Infante	9	Alto Paraná Managing Director	37
Charles Kimber	18	Commercial Director	42
Antonio Luque	12	Sawn Timber Area Managing Director	47
Víctor Renner(2)	16	Valdivia Mill Project Director	57
Alvaro Saavedra	12	Forestry Area Managing Director	48
Mario Urrutia(3)	10	Environmental Industrial Area Director	56

(1)	Matías Domeyko worked at Arauco from 1987 to 1994. He rejoined the Company in 1997.
(2)	Between 1992 and 1994, Víctor Renner acted as an independent consultant, with part-time responsibilities.
(3)	Mario Urrutia worked at Arauco from 1989 to 1991 and from 1995 to 1998. He rejoined the Company in 2002.

Set forth below is a brief biographical description of each of the directors and executive officers of Arauco.

Directors

José Tomás Guzmán became a Director on April 30, 1986 and became Chairman of the board of directors on April 18, 1991. He is a partner of the law firm Portaluppi, Guzmán y Bezanilla, is a Vice-Chairman of Empresas Copec and Compañía de Petróleos de Chile COPEC S.A. (“COPEC”), is Chairman of the board of directors of Forestal Arauco, Inversiones Siemel S.A. and Cruz del Sur, and serves as a member of the boards of directors of Compañía de Seguros de Vida Cruz del Sur S.A., Alto Paraná, Sigma Servicios Informáticos S.A., Servicios Corporativos Sercor S.A., AntarChile and Corpesca S.A. Mr. Guzmán holds a law degree from the Catholic University of Chile.

Roberto Angelini became a Director on April 30, 1986 and became Vice-Chairman of the board of directors on April 18, 1991. He serves as Chairman of the board of directors of Compañía de Seguros de Vida Cruz del Sur S.A., Astilleros Arica S.A. and Servicios Corporativos Sercor S.A. He also serves as a member of the boards of directors of Empresas Copec, COPEC, Forestal Arauco, Alto Paraná, Empresa Pesquera Eperva S.A., Corpesca S.A., Cruz del Sur, Inversiones Siemel S.A., AntarChile and Sigma Servicios Informáticos S.A. Mr. Angelini holds a degree in civil engineering from the Catholic University of Chile.

Jorge Andueza became a Director on April 11, 1994. He also is the Chief Executive Officer of AntarChile and serves as a member of the boards of directors of COPEC, Empresa Pesquera Eperva S.A., Corpesca S.A., Cruz del Sur, Compañía de Seguros de Vida Cruz del Sur S.A., Inversiones Siemel S.A., Astilleros Arica S.A., Pesquera Iquique-Guanaye S.A., SouthPacific Korp S.A. and Servicios Corporativos Sercor S.A. Mr. Andueza holds a degree in electronic civil engineering from Federico Santa María Technical University, and a masters degree in business administration from Adolfo Ibáñez University.

Anacleto Angelini became a Director on April 30, 1986. He is also the Chairman of the board of directors of AntarChile and serves as a member of the boards of directors of Empresas Copec and Servicios Corporativos Sercor S.A.

Manuel Bezanilla became a Director on April 30, 1986. He is also a partner of the law firm Portaluppi, Guzmán y Bezanilla, and serves as a member of the boards of directors of Forestal Arauco, Pesquera Iquique-Guanaye S.A. and Inversiones Siemel S.A. Mr. Bezanilla holds a law degree from the Catholic University of Chile.

Jorge Bunster became a Director on April 11, 1994. He is also the Chief Executive Officer of COPEC, and serves as a member of the boards of directors of ABC Comercial Ltda., Inversiones Década S.A., Metrogas S.A., Empresa Eléctrica Guacolda S.A. and Sociedad Nacional de Oleoductos Limitada (Sonacol). Mr. Bunster holds a degree in commercial engineering and economics from the Catholic University of Chile, and a masters degree in business administration from Navarra University.

Carlos Croxatto became a Director on April 30, 1986. He also serves as a member of the boards of directors of Empresas Copec, Forestal Arauco, Alto Paraná, Servicios Corporativos Sercor S.A. and Empresa Pesquera Eperva S.A. Mr. Croxatto holds a degree in civil engineering from the University of Chile.

Alberto Etchegaray became a Director on April 11, 1994. He is also a partner of Domet Ltda., the Chairman of the board of directors of Invesco Internacional S.A., Telepeajes de Chile S.A., Habitaria S.A. and Isapre Consalud S.A., and serves as a member of the boards of directors of Banco del Desarrollo and Empresas CCT. He was formerly the Chilean Minister of Housing for four years. Mr. Etchegaray holds a degree in civil engineering from the Catholic University of Chile.

Felipe Lamarca became a Director on December 19, 1985. He is also the Chairman of the boards of directors of Empresas Copec, COPEC, Pesquera Iquique-Guanaye S.A., Abastecedora de Combustibles S.A., SouthPacific Korp S.A., Inversiones Década S.A., ABC Inversiones S.A., ABC Comercial S.A., Corpesca S.A. and Cia. Minera Can-Can S.A. and Vice-Chairman of Compañía Sudamericana de Vapores S.A. He was formerly the Director of the Chilean Internal Revenue Service. Mr. Lamarca holds a degree in commercial engineering from the Catholic University of Chile, and is licensed in economics and social sciences.

Executive Officers

Alejandro Pérez is the President and Chief Executive Officer of Arauco and a member of the boards of directors of Empresas Copec, COPEC, EKA Chile S.A. and Puerto Lirquén. Prior to joining Arauco in 1990, he held the positions of Chief Executive Officer of Soprole S.A. and Chief Executive Officer of Watt’s Alimentos S.A. Mr. Perez holds a degree in civil engineering from the University of Chile, and a masters degree in economics from the University of Chicago.

Matías Domeyko is the Chief Financial Officer of Arauco and a member of the boards of directors of Empresa Eléctrica Guacolda S.A. and Cruz del Sur Administradora General de Fondos S.A. He first joined Arauco in 1987 and served as the Finance Manager until 1994. He rejoined Arauco in 1997. He was formerly the Director of Development of Copec. Mr. Domeyko holds a degree in commercial engineering from the University of Chile.

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

Jorge Garnham is the Woodpulp Area Managing Director of Arauco. He joined Arauco in 1978. He was formerly the Managing Director of Alto Paraná, Chief Accounting Officer and Manager of Forestry Sales of Arauco and the President of Alto Paraná. Mr. Garnham holds a degree in civil engineering from the Catholic University of Chile.

Cristián Infante is the Managing Director of Alto Paraná S.A. He joined Arauco in 1996 as a woodpulp sales representative for the Company, where he worked for two years. In 1998, Mr. Infante was appointed sales manager for industrial lumber and remanufactured products of Forestal Arauco, where he worked until 1999, at which time he moved to Centromaderas S.A., where he worked for two years. Mr. Infante holds a degree in civil engineering from the Catholic University of Chile.

Charles Kimber is the Commercial Director of Arauco. He graduated from the Catholic University of Chile with a degree in Commercial Engineering, and joined Arauco, where he has held several positions in sales, in 1986. He was previously Managing Director of Arauco Wood Products Inc.

Antonio Luque is the Sawn Timber Area Managing Director of Arauco, and has held that position since 1993. Prior to joining Arauco, he was the General Manager of Cabildo S.A. and a research engineer at Compañía Industrial. Mr. Luque holds a degree in civil engineering from the University of Chile.

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

Mario Urrutia is the director of the Environmental Industrial Area of Arauco as well as a member of the Advisory Board for the Itata Project. He was the Director of Construction for the Arauco II Project from 1989 to 1991 and of the Valdivia Project from 2001 until the start of 2004. Mr. Urrutia holds a degree in civil engineering from the University of Chile.

Compensation

For 2003, the aggregate compensation of all directors and executive officers and senior managers of Arauco paid or accrued in that year for services in all capacities, including salaries and compensation for their service to those executive officers who serve as directors, was approximately U.S.$4.5 million. The Company does not maintain any pension or retirement programs or incentive compensation plans for its directors or executive officers. The Company also does not maintain any plans providing for benefits upon termination of employment. The following table sets out the compensation of Arauco’s directors for their services as directors in the years provided.

	2002	2003
	(in U.S.$)
Roberto Angelini R.(1)	$144,466	$155,358
José Tomás Guzmán D.	116,260	124,396
Carlos Croxatto S.	52,465	56,368
Alejandro Pérez R.	43,958	47,135
Manuel Bezanilla U.	33,509	35,457
Juan Cambiaso P.	16,987	19,901
Anacleto Angelini F.	16,755	17,728
Felipe Lamarca C.	16,755	17,728
Jorge Andueza F.	16,755	17,728
Jorge Bunster B.	16,755	17,728
Alberto Etchegaray A.	16,755	17,728
Eduardo Zañartu B.	6,982	7,415
Matías Domeyko C.	6,982	7,415
Jorge Garnham	6,982	7,415
Antonio Luque	6,982	7,415
Felipe Léniz M.	4,658	—
Franco Bozzalla T.	2,861	7,415
Charles Kimber W.	4,076	—
Alvaro Saavedra F.	2,324	7,415

Total compensation	$533,267	$571,745

(1)	Includes all compensation paid to Mr. Angelini.

Employees

As of December 31, 2003, Arauco had a total of 3,984 employees, of which 3,114 were employed in Chile and 870 in Argentina by Alto Paraná. Approximately 15.2% of Arauco’s employees were unionized as of December 31, 2003, a decrease from 21.3% as of December 31, 2002. Arauco negotiates collective bargaining agreements of two or three years’ duration with unionized employees.

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

	As of December 31,
	2001	2002	2003
Pulp mill employees	1,398	1,409	1,545
Other industrial employees	1,303	1,397	1,676
Forestry employees	371	357	438
Administrative employees	257	268	325

In addition, during 2003, Arauco had contracts with approximately 300 contractors, who employed approximately 11,000 employees. Arauco’s 11 sawmills in Chile are operated by contractors, which are not related to Arauco or each other.

Item 7. Major Shareholders and Related Party Transactions.

MAJOR SHAREHOLDERS

The Company’s only outstanding voting securities are shares of common stock of a single series, without nominal (par) value (the “Common Stock”). The following table sets forth certain information concerning ownership of the Common Stock as of December 31, 2003 with respect to each shareholder known to the Company to own more than 5% of the outstanding shares of Common Stock and all directors and executive officers of the Company as a group.

	Number of Shares Owned	Percentage Ownership
Empresas Copec	113,127,452	99.98%
Directors and executive officers of the Company as a group	—	—

Through its ownership of the Company’s Common Stock, Empresas Copec currently has voting control of the Company.

Empresas Copec is a Chilean public company listed on the Santiago Stock Exchange, the Valparaíso Stock Exchange and the Chilean Electronic Stock Exchange. It is a holding company, the principal interests of which are in Arauco, gasoline distribution, retailing, electricity, gas distribution, and fishing. Prior to October 1, 2003, Empresas Copec’s legal name was Compañía de Petróleos de Chile S.A. As of that date, Compañía de Petróleos de Chile S.A. transferred all its gasoline- and fuel-related business assets to a new subsidiary, Compañía de Petróleos de Chile COPEC S.A., which we call COPEC, and changed its legal name to Empresas Copec S.A. Empresas Copec is 60.1% owned by AntarChile.

Through its ownership in Empresas Copec, AntarChile beneficially owns 60.1% of the shares of the Company.

AntarChile is in turn 70.2% beneficially owned by the Angelini Group, a group of investors headed by Mr. Anacleto Angelini. Through their ownership of AntarChile, the Angelini Group beneficially owns 60.1% of the shares of the Company.

The Angelini Group is engaged in a wide range of business activities in Chile, including substantial interests in:

•	gasoline and gas distribution, through COPEC, Abastecedora de Combustibles S.A. and Metrogas S.A.;

•	pulp and forestry products, through Arauco;

•	fisheries, through Corpesca S.A., Pesquera Iquique-Guanaye S.A., SouthPacific Korp S.A. and Empresa Pesquera Eperva S.A.;

•	insurance, through Cruz del Sur and Compañía de Seguros de Vida Cruz del Sur S.A.;

•	investment management, through AntarChile and Inversiones Siemel S.A.;

•	power generation, through Empresa Eléctrica Guacolda S.A.;

•	retailing, through ABC Comercial Limitada; and

•	agriculture, through Agrícola Siemel Limitada.

Until August 2000, Copec, now Empresas Copec, was 30.05% owned by Inversiones y Desarrollo Los Andes Dos S.A. (“Los Andes II”), a Chilean holding company, and 30.05% owned by AntarChile. Los Andes II was 99.99% owned by Inversiones Socoroma S.A. (“Socoroma”), which in turn was 85.57% owned by AntarChile. On August 31, 2000, Los Andes II and Socoroma were merged into AntarChile. AntarChile thus became the indirect owner of the 60.1% of shares of the Company held by Copec.

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

Among the most significant related party transactions are purchases from COPEC, another subsidiary of Empresas Copec, Arauco’s majority shareholder, of fuel for the lime kilns in the pulp mills. Purchases from COPEC and from Compañía de Petróleos de Chile S.A. were U.S.$11.0 million in 2001, U.S.$12.1 million in 2002 and U.S.$14.5 million in 2003. The amount of the outstanding liability to COPEC for these purchases was U.S.$62,000 on December 31, 2003. The outstanding amount was U.S.$37,000 on March 31, 2004.

Arauco made purchases from Puerto de Lirquén S.A., a 20.1% affiliate of Arauco and a supplier of port services, of U.S.$1.6 million in 2001, U.S.$2.0 million in 2002 and U.S.$2.9 million in 2003. The amount of the related liability to Puerto de Lirquén S.A. was U.S.$333,000 on December 31, 2003. The outstanding amount was U.S.$364,000 on March 31, 2004.

Arauco made purchases from Compañía Puerto de Coronel S.A., a 50.0% affiliate of Arauco and a supplier of port services, of U.S.$2.6 million in 2001, U.S.$695,000 in 2002 and U.S.$1.9 million in 2003. The amount of the outstanding liability to Compañía Puerto de Coronel S.A. was U.S.$275,000 on December 31, 2002 and U.S.$539,000 on March 31, 2004.

Arauco obtains insurance from Cruz del Sur, a Chilean insurance company controlled by the Angelini Group and a supplier of all of Arauco’s insurance policies covering its forest holdings and production plants, facilities and equipment. Arauco paid direct insurance premiums of U.S.$7.2 million in 2001, U.S.$3.0 million in 2002 and U.S.$10.0 million in 2003. The amount of the outstanding receivables from Cruz del Sur in favor of Arauco was U.S.$1.1 million on December 31, 2003. The outstanding receivables from Cruz del Sur in favor of Arauco was U.S.$999,000 on March 31, 2004.

Arauco made purchases from EKA Chile, which is 50% controlled by Arauco and 50% by EKA Chemicals, of U.S.$10.2 million in 2003. Arauco provided EKA Chile with engineering services for payment of U.S.$4.7 million during 2003. EKA Chile, a sodium chlorate supplier, was formed in January 2003. Arauco had a liability to EKA Chile of U.S.$599,000 on December 31, 2003, and an outstanding receivable from EKA Chile of U.S.$520,000 on March 31, 2004.

On June 21, 2001, the Company irrevocably and unconditionally guaranteed as primary obligor the issue of U.S.$250 million Floating Rate Trust Notes due 2006 by a financial trustee in the name of Alto Paraná (the APSA

Notes) under Argentine law 24,441, in favor of the holders of the notes and The Chase Manhattan Bank, as financial trustee. The APSA Notes were issued by First Trust of New York, National Association (acting though its Oficina de Representación Permanente en Argentina), not in its individual capacity but solely as financial trustee and on behalf of the financial trust denominated the “Argentine Collateral Trust Notes Due 2006 Financial Trust.” The APSA Notes had a stated maturity of June 13, 2006. The proceeds of the APSA Notes were used by Alto Paraná to redeem certain of its shares of preferred stock and for other general corporate purposes.

On January 22, 2004, Alto Paraná completed a restructuring of the APSA Notes. The terms of the notes and the guaranty were amended as follows:

•	the stated maturity was extended to December 12, 2008;

•	the interest rate was fixed at the LIBOR plus 6.5%; and

•	the irrevocable and unconditional guaranty granted by Arauco in 2001 was terminated and, through an offshore custodial vehicle, Arauco provided the holders of the restructured APSA notes a new full, irrevocable and unconditional guaranty of the notes, as primary obligor in the event of any failure by Alto Paraná to meet the obligations related to the notes.

During 2001, 2002 and 2003, Arauco paid Portaluppi, Guzmán y Bezanilla an aggregate amount of approximately U.S.$0.7 million, U.S.$0.3 million and U.S.$0.2 million as payment for legal services.

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

Item 8. Financial Information.

See “Item 18—Financial Statements.”

EXPORT SALES

Export sales constituted approximately 84.7% of Arauco’s sales revenue for the year ended December 31, 2003. Arauco’s total export sales revenue for 2003 was U.S.$1,236 million. See “Item 4. Information on the Company—Description of Business—Domestic and Export Sales.”

LEGAL PROCEEDINGS

On March 30, 2004, shortly after the commencement of operations of the Valdivia Mill, neighbors of the mill filed a judicial action with the Court of Appeals of Valdivia, with a complaint regarding the mill’s atmospheric emissions. The Company is defending against the action on the basis that it is in compliance with applicable environmental laws and regulations, which in any event provide the Company with a nine-month period from the commencement of operations to bring its emissions into compliance with the relevant requirements. The action is pending decision. Management believes that Arauco is likely to prevail on the merits of this action, but if the action were determined adversely to Arauco, management believes that it would not have a material effect on Arauco’s financial position or results of operations.

Arauco is subject to certain legal proceedings arising from the ordinary course of its business. Management does not believe that these proceedings are likely to result in a material adverse effect on Arauco’s financial position or results of operations either individually or in the aggregate.

DIVIDEND POLICY

The Company’s long-standing dividend policy has been to distribute the minimum dividend permitted by Chilean law for sociedades anónimas abiertas (public corporations). Chilean law currently requires that, unless otherwise decided by the unanimous vote of its issued and subscribed shares eligible to vote, public corporations distribute a cash dividend in an amount equal to at least 30% of the corporation’s consolidated net income for each year on the basis of Chilean GAAP, unless and except to the extent the corporation has unabsorbed prior years’ losses. However, on April 25, 2000, the Shareholder’s Meeting approved a change in the dividend policy, pursuant to which the percentage of the cash dividend was raised to 50% of the Company’s consolidated net income for each year (on a Chilean GAAP basis). On April 18, 2002, the Shareholders’ Meeting approved another change in the dividend policy, pursuant to which the percentage of the cash dividend was lowered to 40% of the Company’s consolidated net income for each year (on a Chilean GAAP basis).

In accordance with a resolution adopted by the Company’s board of directors, on November 25, 2003, an interim dividend was approved. This dividend was distributed on December 10, 2003 and was equal to 20% of consolidated net income through September 30, 2003. In a meeting held on April 26, 2004, the shareholders approved the final dividend for the fiscal year 2003, which was paid on May 10, 2004. This dividend plus the dividend distributed in December 2003 was equal to 40% of the Company’s consolidated net income for 2003 (on a Chilean GAAP basis). Although the board of directors has no current plans to recommend another change in the Company’s dividend policy, no assurance can be given that such policy will not be changed in the future due to changes in Chilean law, capital requirements, operating results or other factors.

Item 9. The Offer and Listing.

Neither the Company’s stock nor the Notes are listed on any stock exchange or other regulated market.

Trading in the Notes takes place primarily in the over-the-counter market; accordingly, Arauco is unable to obtain reliable information on such trading.

Item 10. Additional Information.

ARTICLES OF INCORPORATION AND BY-LAWS

Organization and Register

Celulosa Arauco y Constitución S.A. is a sociedad anónima abierta (a public corporation) organized in Chile under the laws of Chile. The Company was registered on August 18, 1971, by resolution 300-S of the Chilean Securities Commission and recorded in the Santiago Commercial Register of 1971 on page 6433 under entry number 2994. Notice was published in the Official Gazette on September 4, 1971.

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

Directors

According to the Company’s by-laws, the board of directors of the Company is composed of nine members elected by a general meeting of the Company’s shareholders. The directors are not required to be shareholders of the Company. The Company’s by-laws state that the amount of compensation to be received by the directors for their duties shall be fixed by the general shareholders’ meeting. Directors may be compensated for any non-directorial services rendered to the Company at levels of compensation comparable with compensation commonly paid for these services, compensation which is compatible with the directors’ compensation fixed by the general shareholders’ meeting. The by-laws also state that the board of directors of Arauco has all of the authorities of administration and disposal that Chilean law or the by-laws do not confer upon the general shareholders’ meeting. The board of directors has the right to act on behalf of the Company without the need for a special power of attorney, even in cases where a power of attorney is required by law. In particular, the by-laws provide that the board of directors is empowered to encumber the Company’s assets, real and personal property with mortgages, easements or pledges regardless of the value of such property or the amount of the respective encumbrances and to borrow money paying interest, with or without a guaranty for the loan.

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

The Formal Exchange Market consists of banks and other entities authorized by the Central Bank to participate in the Formal Exchange Market. Until the end of 1999 a reference exchange rate known as the dólar acuerdo (the “Reference Exchange Rate”) was an important element in the operation of the Formal Exchange Market. The Reference Exchange Rate is determined taking into account a Canasta Referencial de Monedas (a Reference Exchange Basket, or “CRM”). The CRM is made up primarily of U.S. dollars as well as euros and Japanese Yen. The Central Bank calculates the Reference Exchange Rate daily, taking into consideration internal and external inflation and in accordance with calculations based on a formula which considers, among other factors, variations in parities among the U.S. dollar, the Japanese yen and the euro. Prior to the end of 1999, the Formal Exchange Market functioned on the basis of a foreign exchange band which moved in relation to the Reference Exchange Rate.

In September 1999, the Central Bank agreed to suspend its use of the foreign exchange band. Rather, it established that the Central Bank would only intervene in exceptional cases of volatility, through buying or selling foreign exchange. As a result, most operations in the Formal Exchange Market are now made in accordance with the spot exchange rate or, for purposes of closing forward operations, the Observed Exchange Rate. The Observed Exchange Rate, known as the dólar observado, is, for any date, the average exchange rate at which transactions are actually carried out in the Formal Exchange Market on the previous day, as certified by the Central Bank on the following business day. The Reference Exchange Rate is still published, but primarily for reference purposes.

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

Debt securities issued directly by the Company

In accordance with regulations issued by the Central Bank, which were included in the new Chapter XIV of the Compendium, effective March 1, 2002, any international issue of bonds in an aggregate amount exceeding U.S.$10,000 must be registered and dated by a bank or other entity authorized by the Central Bank to participate in the Formal Exchange Market before the proceeds from the issuance can be remitted to Chile and received by the issuer. The issuer must submit forms regarding the offering to the registering entity or directly to the Central Bank, along with a letter of instructions indicating whether it prefers to receive the proceeds in Chilean pesos or in a foreign currency. The Formal Exchange Market entity must in turn verify that the forms submitted by the issuer are in accordance with the documentation relating to the issue and inform the Central Bank of the operation no later than 11:00 a.m. on the banking business day following the date on which the proceeds of the issue are transferred to the issuer.

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

The regulations of Chapter XIV of the Compendium do not make any reference to the one-year mandatory deposit in the Central Bank that was previously required by the former Chapter XIV. However, the Central Bank is authorized, under the Central Bank Act, to impose such requirement.

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

A Foreign Holder will not be liable for estate, gift, inheritance or similar taxes with respect to its holdings unless Notes held by a Foreign Holder:

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

Taxation of Dispositions

Gain or loss realized by a United States Holder on the sale, redemption or other disposition of Notes generally will be treated as capital gain or loss and such gain or loss will be long-term capital gain or loss if at the time of the disposition, the Notes have been held for more than one year. The net amount of long-term capital gain realized by a United States Holder that is an individual generally is taxed at a reduced rate. Gain, if any, realized by a United States Holder generally will be treated as U.S. source income for U.S. foreign tax credit purposes.

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

Arauco is exposed to market risk from changes in interest rates and currency exchange rates. Arauco from time to time assesses its exposure and monitors opportunities to manage these risks, including entering into derivative contracts. On May 8, 2002, Arauco entered into a swap contract in which U.S.$200 million of its 7.75% Notes were swapped for notes bearing an interest rate of LIBOR plus 1.79875%. On May 23, 2003, Arauco entered into a new swap contract in which the U.S.$200 million of its notes bearing an interest rate of LIBOR plus 1.79875% were swapped for notes bearing a fixed interest rate of 5.506%. On July 2, 2003, Arauco settled U.S.$30 million of the swap contract and on August 27, 2003, it settled an additional U.S.$40 million, accounting for the profits from the operations as a non-operating income.

In the normal course of business, Arauco also faces risks that are either non-financial or non-quantifiable. Such risks principally include country risk, credit risk and legal risk and are not represented in the tables below.

INTEREST RATE RISK

Interest rate risk exists principally with respect to Arauco’s indebtedness that bears interest at floating rates. At December 31, 2003, Arauco had outstanding approximately U.S.$1,860.1 million of indebtedness, of which approximately 78.4% bore interest at fixed interest rates and approximately 21.6% bore interest at floating rates of interest. All of the indebtedness was denominated in U.S. dollars as of that date. The interest rate on Arauco’s variable rate debt is determined by reference to LIBOR.

The following table summarizes the long-term debt obligations, including 2004 maturities, held by Arauco at December 31, 2003 that are sensitive to changes in interest rates. The table presents the aggregate principal amount of each category of indebtedness maturing in each year, at the weighted average interest rate for each category of indebtedness. Average interest rates for liabilities are calculated based on the prevailing interest rate at December 31, 2003, for each loan.

	As of December 31, 2003
	Expected contractual maturity date							Total Long Term Debt (incl. 2004 maturities)	Fair Value(2)
	Average Interest Rate(1)	2004	2005	2006	2007	2008	There- after
	(U.S.$ equivalent in millions)
Long-Term Interest Bearing Debt:
Fixed Rate
(Ch$-denominated)	—	—	—	—	—	—	—	—	—
Variable Rate
(Ch$-denominated)	—	—	—	—	—	—	—	—	—
Fixed Rate
(U.S.$-denominated)	7.17%	—	175.0	—	100.0	—	1,182.5	1,457.5	1,626.9
Variable Rate
(U.S.$-denominated)	LIBOR + 0.77%	0.6	0.4	110.5	160.6	130.6	—	402.6	402.6
Other currencies	—	—	—	—	—	—	—	—	—

(1)	Average interest rate means, for variable rate debt, the weighted average prevailing interest rate at December 31, 2003, on Arauco’s variable rate debt, and for fixed rate debt, the weighted average prevailing interest rate at December 31, 2003, on Arauco’s fixed rate debt.
(2)	These figures were calculated based on the discounted value of future cash flows expected to be received or paid, considering current discount rates that reflect the different risks involved. See Note 10 to the consolidated financial statements.

FOREIGN CURRENCY RISK

Arauco’s principal exchange rate risk involves changes in the value of the euro, the Chilean peso and, to a lesser extent, the Argentine peso relative to the dollar. Arauco generally believes that its foreign currency exposure is not material to its net income. In 2003, substantially all of Arauco’s consolidated revenues were denominated in or indexed to foreign currencies. Arauco estimates that a majority of its consolidated costs and expenses are denominated in dollars. As of December 31, 2003:

•	83.8% of Arauco’s accounts receivable were denominated in U.S. dollars;

•	62.6% of Arauco’s short-term investments were denominated in U.S. dollars and 36.8% were denominated in euros, with the balance in Chilean pesos;

•	substantially all of Arauco’s indebtedness was denominated in U.S. dollars; and

•	a significant portion of Arauco’s consolidated total assets were denominated in U.S. dollars, with the balance primarily denominated in Chilean pesos.

Substantially all of Arauco’s foreign currency-denominated revenues, costs and expenses, receivables and indebtedness are denominated in U.S. dollars. As of December 31, 2003, all of Arauco’s long-term debt was denominated in U.S. dollars. Accordingly, variations in the value of the Chilean peso relative to the dollar will not have a significant effect in the cost in dollars of Arauco’s foreign debt service obligations.

Item 12. Description of Securities Other Than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and the Use of Proceeds.

Not applicable.

Item 15. Controls and Procedures.

As of December 31, 2003, the Company carried out an evaluation under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Company’s evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2003, the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports the Company files and submits under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

There has been no change in the Company’s internal control over financial reporting during 2003 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert.

We do not have an audit committee. Our board of directors has determined that Felipe Lamarca qualifies as an “audit committee financial expert” within the meaning of this Item 16A. For a description of Mr. Lamarca’s professional experience, see “Item 6. Directors, Senior Management and Employees—Directors and Executive Officers.”

Item 16B. Code of Ethics.

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to our chief executive officer, chief financial officer, chief accounting officer and finance manager. Arauco will provide any person without charge, upon request, a copy of such code of ethics. Requests for a copy of the code of ethics may be made to Celulosa Arauco y Constitución S.A., El Golf 150, 14th Floor, Santiago, Chile, Attn: Gianfranco Truffello, tel. (011-562) 461-7200, fax (011-562) 461-7541. If we amend the provisions of our code of ethics that apply to our chief executive officer, chief financial officer, chief accounting officer and finance manager, or if we grant any waiver of such provisions, we will disclose such amendment or waiver in our annual report on Form 20-F.

Item 16C. Principal Accountant Fees and Services.

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, during the fiscal years ended December 31, 2002 and 2003:

	Year ended December 31,
	2002	2003
	(U.S.$ in thousands)
Audit fees	$529	$627
Audit-related fees	—	—
Tax fees	48	53
Other fees	—	—

Total fees	$577	$680

Audit fees in the above table are the aggregate fees billed by PricewaterhouseCoopers in connection with the audit of our annual financial statements in accordance with Chilean GAAP and U.S. GAAP, as well as the review of other filings.

Tax fees in the above table are fees billed by PricewaterhouseCoopers associated with the issuance of certificates for tax and legal compliance purposes and consultation on the impact of debt restructured by our subsidiary in Argentina.

Audit Committee Approval Policies and Procedures

Our board of directors has not established pre-approval policies and procedures for the engagement of our independent auditors for services. Our board of directors expressly approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

PART III

Item 17. Financial Statements.

Not applicable.

Item 18. Financial Statements.

See pages F-1 through F-26, incorporated herein by reference.

Item 19. Exhibits

a. List of Financial Statements

b. List of Exhibits

Documents filed as exhibits to this annual report:

1.1	English translation of the by-laws (estatutos) of Celulosa Arauco y Constitución S.A., dated as of April 29, 2002*

6.1	Calculation of earnings per share data and weighted average number of shares outstanding (in millions of shares)

7.1	Calculation of dividends/interest on capital per share data

8.1	List of subsidiaries

12.1	Certification of chief executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of chief financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of chief executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of chief financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Letter from Celulosa Arauco y Constitución S.A. to the SEC regarding Langton Clarke Auditores Consultores Ltda.*

14.2	Valuation and qualifying accounts

*	Incorporated by reference to our Annual Report on Form 20-F (file no. 33-99720), originally filed with the Commission on June 26, 2002).

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

By:	/s/ Alejandro Pérez
Alejandro Pérez
Chief Executive Officer

By:	/s/ Matías Domeyko
Matías Domeyko
Chief Financial Officer

Date: June 28, 2004

Index of Exhibits.

Documents filed as exhibits to this annual report:

1.1	English translation of the by-laws (estatutos) of Celulosa Arauco y Constitución S.A., dated as of April 29, 2002*

6.1	Calculation of earnings per share data and weighted average number of shares outstanding (in millions of shares)

7.1	Calculation of dividends/interest on capital per share data

8.1	List of subsidiaries

12.1	Certification of chief executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of chief financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of chief executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of chief financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Letter from Celulosa Arauco y Constitución S.A. to the SEC regarding Langton Clarke Auditores Consultores Ltda.*

14.2	Valuation and qualifying accounts

*	Incorporated by reference to our Annual Report on Form 20-F (file no. 33-99720), originally filed with the Commission on June 26, 2002).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2003

ThU.S.$ - Thousands of United States dollars

Report of Independent Auditors

To the Board of Directors and Stockholders of

Celulosa Arauco y Constitución S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of Celulosa Arauco y Constitución S.A. and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule included under Exhibit 14.2 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Santiago, Chile

February 20, 2004

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

	At December 31,
ASSETS	2003	2002
	(U.S.$ in thousands)
CURRENT ASSETS:
Cash and cash equivalents 1d)	$27,275	$49,147
Short-term investments 1e)	522,793	350,283
Trade receivables – net	226,470	186,783
Other receivables – net (2)	70,255	67,893
Inventories 1f), (3)	236,163	203,089
Prepaid expenses and other current assets (4)	71,795	126,288

Total current assets	1,154,751	983,483

LONG-TERM ASSETS:
Forest 1g)	1,243,638	1,188,013
Property, plant and equipment – net 1h), (5)	2,176,701	1,851,240
Investments in affiliates	59,546	20,768
Goodwill, net of amortization 1n)	23,668	23,668
Other long-term assets	77,723	43,164

Total long-term assets	3,581,276	3,126,853

Total assets	$4,736,027	$4,110,336

See Notes to Financial Statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

	At December 31,
LIABILITIES AND STOCKHOLDERS’ EQUITY	2003	2002
	(U.S.$ in thousands)
CURRENT LIABILITIES:
Short-term debt	$1,368	$32,125
Current portion of long-term notes	629	38,057
Current portion of long-term bonds 1p)	—	82,793
Accounts payable (6)	203,898	162,397
Accrued liabilities and other current liabilities (7)	69,554	61,092

Total current liabilities	275,449	376,464

LONG-TERM LIABILITIES:
Long-term notes (8)	402,020	252,363
Long-term bonds 1p) (8)	1,457,500	1,157,500
Deferred income taxes (9)	152,805	150,214
Other long-term liabilities	14,040	10,003

Total long-term liabilities	2,026,365	1,570,080

MINORITY INTEREST	13,212	6,127

STOCKHOLDERS’ EQUITY:
Common stock (nominal par value, 113,152,446 shares authorized and issued)	—	—
Paid-in capital	363,833	363,833
Retained earnings	2,057,168	1,793,832

Total stockholders’ equity	2,421,001	2,157,665

Total liabilities and stockholders’ equity	$4,736,027	$4,110,336

See Notes to Financial Statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated Statements of Income

	Year Ended December 31,
	2003	2002	2001
	(U.S.$ in thousands)
Net sales (13)	$1,458,220	$1,188,018	$1,173,826
Operating costs and expenses:
Cost of sales	(782,793)	(620,464)	(689,837)
Depreciation (13)	(112,636)	(103,885)	(119,796)
Selling and administrative	(105,897)	(100,515)	(94,047)

Total operating costs and expenses	(1,001,326)	(824,864)	(903,680)

Income from operations	456,894	363,154	270,146

Non-operating income (expense):
Interest income	30,051	21,995	14,794
Other income (expense)	1,570	1,513	(3,871)
Foreign exchange gains (losses)	52,353	11,668	(26,058)
Interest expense	(46,629)	(61,692)	(62,362)

Total non-operating income (expense)	37,345	(26,516)	(77,497)

Income before taxes, minority interest and equity in earnings of unconsolidated affiliates	494,239	336,638	192,649
Provision for income taxes (9)	(80,574)	(52,578)	(12,956)
Minority interest in consolidated subsidiaries	(199)	(267)	(225)
Equity in earnings of unconsolidated affiliates	6,001	2,558	1,463

Net income	$419,467	$286,351	$180,931

See Notes to Financial Statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2003	2002	2001
	(U.S.$ in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$419,467	$286,351	$180,931
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	114,378	107,453	123,409
Minority interest in net income of consolidated subsidiaries	199	267	225
Earnings of unconsolidated affiliates	(6,001)	(2,558)	(1,463)
Deferred income taxes	23,782	12,243	2,222
Allowance for doubtful accounts	4,360	1,117	728
(Gain) loss on sale of fixed assets	258	(446)	(1,622)
Investments and proceeds in trading securities	(172,510)	70,142	(267,090)
Decrease (increase) in receivables	(44,759)	17,665	(40,832)
Decrease (increase) in inventories	(33,074)	(9,526)	32,821
Decrease (increase) in other assets	305	(37,841)	(17,822)
Increase (decrease) in accounts payable	16,709	27,145	(41,068)
Increase (decrease) other liabilities	23,399	9,639	(26,131)

Net cash provided by operating (used in) activities	346,513	481,651	(55,692)

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment and forest	(503,233)	(324,354)	(226,277)
Proceeds from sales of property, plant and equipment	1,528	2,590	4,862
Investment in related companies	(61,169)	(9,400)	(3,219)
Dividends received from related companies	1,101	802	480

Net cash used in investing activities	(561,773)	(330,362)	(224,154)

CASH FLOWS FROM FINANCING ACTIVITIES
Bonds issued	300,000	—	400,000
Bank borrowings	182,291	34,522	315,787
Debt issue costs	(2,411)	—	(7,770)
Payment of notes and bond principal	(152,586)	(87,386)	(401,954)
Dividends paid	(133,906)	(71,702)	(67,610)

Net cash provided by (used in) financing activities	193,388	(124,566)	238,453

Net increase (decrease) in cash and cash equivalents	(21,872)	26,723	(41,393)

Cash and cash equivalents at beginning of year	49,147	22,424	63,817

Cash and cash equivalents at end of year	$27,275	$49,147	$22,424

See Notes to Financial Statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

	Year Ended December 31,
	2003	2002	2001
	(U.S.$ amounts in thousands, except per share amounts)
Common Stock
Nominal par value (113,152, 446 shares authorized and issued at December 31, 2003, 2002, and 2001)	—	—	—

Paid in capital
Balance at beginning of year	$363,833	$363,833	$363,833
Balance at end of year	363,833	363,833	363,833

Retained earnings
Balance at beginning of year	1,793,832	1,610,952	1,468,275
Net income	419,467	286,351	180,931
Dividends	(156,131)	(103,471)	(38,254)

Balance at end of year	2,057,168	1,793,832	1,610,952

Total stockholders’ equity	$2,421,001	$2,157,665	$1,974,785

See Notes to Financial Statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

c) Consolidation

The consolidated financial statements include the accounts of the Company and all majority owned subsidiaries in which the Company has voting control. Inter-company transactions and accounts are eliminated in consolidation. Investments in affiliates, companies in which the Company owned from 20% to 50% of the shares, (directly or indirectly), are accounted for under the equity method. The Company’s share of earnings of such investments is shown in the income statement under the heading “Equity in earnings of unconsolidated affiliates”.

d) Cash and cash equivalents

Arauco considers all highly liquid securities with maturities of three months or less at the time of purchase to be cash equivalents. Arauco invests its excess cash in short-term time deposits with high quality financial institutions. These time deposits are included in cash and cash equivalents at fair value. Arauco generally holds these cash investments until maturity and is therefore not subject to significant market risk. The Company has accounts with a variety of banks and does not hold significant deposits with any single bank.

e) Short-term investments

Arauco’s short-term investments consist primarily of investments in mutual fund units which are classified as trading securities. These short-term investments are recorded at fair value with unrealized holding gains and losses included in earnings. Net unrealized holding gains and losses at period end included in interest income for 2003, 2002 and 2001 were U.S.$6.9 million, U.S.$8.0 million and U.S.$2.1 million, respectively.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

f) Inventories

Inventories of raw materials, work-in-process and spare parts are stated at the lower of cost or market, primarily using the average cost method. Finished goods are stated at the lower of average production costs for the period or market. Inventory costs include materials, labor, transportation, depreciation of fixed assets and production overhead as appropriate.

g) Forests

Forests are stated at cost of development less the cost of forest harvested. Forest costs consist primarily of purchased timber, planting, maintenance, protection, and other direct costs related to planting the forest. Direct and indirect interest costs of developing forests are capitalized until the forest is deemed to have reached a harvestable stage. These capitalized interest costs are included in the historical cost of the forest. Forests do not include any estimated future reforestation costs. The cost of forest harvested is based on the volume of forest harvested in relation to the estimated volume of forest recoverable. Arauco’s estimated volume of forest recoverable is based on statistical information and data obtained from physical measurements and other information gathering techniques.

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

i) Asset impairments

Arauco reviews long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Losses are recognized when the book values exceed expected undiscounted future net cash flows from the use and eventual disposition of the asset. These undiscounted cash flows are based upon management’s estimate of future cash inflows and outflows. The key assumptions in estimating these cash flows are future pricing of forest and future estimates of expenses to be incurred. When impairment is indicated, the book values of the assets are written down to their estimated fair value.

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

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

k) Derivative financial instruments

To cover risk of exposure to interest rate differences, Arauco utilizes interest rate swap derivative financial instruments. It has established procedures for assessing risk and approving, reporting and monitoring derivative financial instrument activities. Contracts are recorded on the balance sheet and measured at fair value. The interest differential paid or received is recognized in interest expense in the period incurred. Arauco does not use hedge accounting treatment or utilize derivative instruments for trading or speculative purposes.

l) Allowance for doubtful accounts

Arauco provides an allowance for doubtful accounts based on a review of the specific receivables. As of December 31, 2003 and 2002, no single customer accounted for more than 10% of the outstanding balance of accounts receivable. At December 31, 2003 and 2002, the balance in the allowance account for receivables was U.S.$8.6 million and U.S.$4.2 million, respectively.

m) Currency translation

The functional currency of the Company and its subsidiaries is the U.S. dollar. The Company has subsidiaries that maintain their records in local currencies. Because the U.S. dollar is the functional currency, subsidiaries remeasure their financial statements into U.S. dollars using the historical exchange rates for non-monetary assets and liabilities and shareholders’ equity accounts. For monetary assets and liabilities the year-end exchange rate prevailing on December 31 of each year is used. The income statement amounts are remeasured into U.S. dollars at a weighted average exchange rate for the year. Remeasurement gains or losses are recorded in foreign exchange gains (losses) in the income statement.

n) Goodwill

Goodwill is the excess of acquisition cost of a business over the fair value of identifiable net assets acquired. Goodwill and other intangible assets are deemed to have an indefinite life and are not amortized. However, these indefinite life assets are tested for impairment on an annual basis and when indicators of impairment are determined to exist by applying a fair-value based test.

o) Revenue recognition

Revenues are recorded at the time of shipment of products to the customer. Revenue from inter-segment sales is recorded when the forest is harvested and sold; such inter-segment sales, which are generally made at prices that approximate market prices, are eliminated in the consolidated financial statements. The following criteria must be met in order to recognize revenue: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the price to the buyer is fixed or determinable; and (4) collection is reasonably assured.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

p) Bonds

Bonds are shown at face value plus accrued interest. The discount on, and expenses incurred in, the issue of the bonds are shown under other current and long- term assets and are amortized using the interest method of amortization over the term of the instruments. Total capitalized costs associated with bonds were U.S.$17.4 million and U.S.$17.5 million at December 31, 2003 and 2002, respectively.

q) Research and development expenses

The cost of research, project development and special studies are charged to income in the year in which they are incurred. The cost of research and development charged to income was U.S.$1.7 million, U.S.$1.6 million and U.S.$1.5 million for the years ended December 31, 2003, 2002, and 2001 respectively.

r) Software

External direct costs of materials and services consumed in developing or obtaining internal use computer software are capitalized. Payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal use computer software project and interest costs incurred while developing internal use computer software are capitalized. Maintenance, training, data conversion and reengineering costs are charged to the results of operations as incurred. Purchased software is capitalized and amortized over the estimated useful life up to a maximum of three years. Capitalized software assets are classified in “Property, plant and equipment”.

s) Severance benefit plan

Arauco sponsors a retirement plan that covers certain employees. It has recorded a liability for long-term severance indemnities based on agreements it has entered into with its employees at certain of its companies in Chile. Generally, upon leaving Arauco, employees who have completed five years of service are entitled to one month’s salary for each year of service, up to the retirement age of 60 and 65 years for women and men, respectively. In accordance with Emerging Issues Task Force (“EITF”) 88-1, Arauco records the undiscounted obligation for this plan as if it was payable at each balance sheet date. Severance expense for this plan was U.S.$5.4 million, U.S.$1.3 million and U.S.$1.3 million, for fiscal 2003, 2002 and 2001, respectively. The severance liability is recorded in other long-term and current liabilities and amounted to U.S.$14.6 million and U.S.$13.7 million, at December 31, 2003 and 2002, respectively.

t) Acquisitions

On January 2, 2003, the Company acquired 100,000 shares of EKA Chile S.A. for U.S.$3.5 million and contributed U.S.$25 million equivalent to 800,000 additional shares. As a result, the Company now holds a 50% interest in EKA Chile S.A.

On December 23, 2003, the Company’s subsidiary Forestal Celco S.A. acquired 735,042,070 shares of Forestal Celsur S.A. for U.S.$33 million. As a result, Forestal Celco S.A. now holds a 83.05% controlling interest in Forestal Celsur S.A.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

u) Recent accounting pronouncements

Effective January 1, 2003, Arauco adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS 146), which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employees Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)”. The adoption of SFAS No. 146 did not have a material effect on Arauco’s consolidated financial position, results of operations or cash flows.

Effective January 1, 2003, Arauco adopted FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires that upon issuance of a guarantee, the Company must disclose and may be required to recognize a liability for the fair value of the obligation it assumes under that guarantee. The initial recognition and measurement requirement of FIN 45 is effective for guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material effect on Arauco’s consolidated financial position, results of operations or cash flows.

Effective February 1, 2003, Arauco adopted FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 (an interpretation of ARB 51) has recently introduced a new consolidation model focused on identifying entities for which a controlling financial interest is achieved through means other that voting rights. Under this interpretation, a variable interest entity must be consolidated if certain consolidation requirements are met. An enterprise should consolidate an entity if that enterprise has a variable interest in the entity that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. FIN 46, as revised by FIN 46R, was effective on February 1, 2003 for new transactions and is effective for reporting periods after March 15, 2004 for transactions entered into prior to February 1, 2003. The impact of the adoption of FIN 46 did not have a material effect on Arauco’s consolidated financial position, results of operations or cash flows.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. Arauco adopted the provisions of SFAS No. 149 on July 1, 2003. The adoption did not have a material effect on Arauco’s consolidated financial position, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This Statement establishes standards of how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective July 1, 2003. Arauco adopted the provisions of SFAS No. 150 on July 1, 2003. The adoption did not have a material effect on Arauco’s consolidated financial position, results of operations or cash flows.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 2 - OTHER RECEIVABLES - NET

	December 31,
	2003	2002
	ThU.S.$	ThU.S.$
Value added tax receivable	50,366	56,309
Related party receivables	1,663	—
Other receivables	20,225	13,100
Allowance	(1,999)	(1,516)

Total other receivables - net	70,255	67,893

NOTE 3 - INVENTORIES

Inventories were valued in accordance with the policy described in note 1(f). The principal components were as follows:

	December 31,
	2003	2002
	ThU.S.$	ThU.S.$
Finished goods	142,669	133,687
Work in progress	3,767	2,609
Sawlogs, pulpwood and chips	22,571	10,950
Raw materials	54,624	44,623
Other parts and materials	12,532	11,220

Total inventories	236,163	203,089

NOTE 4 - PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2003	2002
	ThU.S.$	ThU.S.$
Prepaid freight and other expenses	30,742	33,077
Deferred tax assets	4,256	25,447
Deposits	—	32,046
Supplies non-production	21,175	16,964
Other current assets	15,622	18,754

Total prepaid expenses and other current assets	71,795	126,288

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT - NET

	Useful lives	December 31,
		2003	2002
		ThU.S.$	ThU.S.$
Land and improvements	—	377,409	367,674
Buildings and improvements	29 years	1,218,058	1,238,483
Machinery and equipment	10 years	1,360,481	1,211,599
Construction in progress	—	509,730	331,294
Other	5 years	266,237	145,325

		3,731,915	3,294,375
Accumulated depreciation		(1,555,214)	(1,443,135)

Total property, plant and equipment – net		2,176,701	1,851,240

NOTE 6 - ACCOUNTS PAYABLE

	December 31,
	2003	2002
	ThU.S.$	ThU.S.$
Accounts payable - trade	107,779	76,514
Dividends payable	90,911	66,119
Accounts payable - related parties	1,329	1,935
Income tax payable	3,879	17,829

Total accounts payable	203,898	162,397

NOTE 7 - ACCRUED LIABILITIES AND OTHER CURRENT LIABILITIES

	December 31,
	2003	2002
	ThU.S.$	ThU.S.$
Accrued interest	35,369	30,498
Other accruals	25,012	24,553
Withholding taxes	5,810	4,930
Deferred income	3,363	1,111

Total accrued liabilities and other current liabilities	69,554	61,092

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 8 - LONG-TERM DEBT

Long-term notes	Interest Rate at December 31, 2003	December 31,
		2003	2002
	%	ThU.S.$	ThU.S.$
Notes payable:
J.P. Morgan Chase (due in 2008)	LIBOR + 0.85	150,000	—
Morgan Guarantee Trust Company (due 2003)	LIBOR + 0.35	—	37,500
Argentine Collateral Trust I (due 2006)	LIBOR + 0.725	250,000	250,000
Note payable - Argentina (due in 2008)	LIBOR + 0.625	2,649	2,920

Total notes payable		402,649	290,420
Less: current portion		(629)	(38,057)

Total long-term notes		402,020	252,363

The Company obtained a U.S.$150 million loan from J.P. Morgan Chase in February 2003. The loan is denominated in U.S. dollars, and has a variable interest rate of LIBOR plus 0.85%. Interest payments are due semi-annually, while the loan principal is repayable in five semi-annual payments, which begin on February 7, 2006. In accordance with the loan, the Company must maintain a minimum interest coverage ratio of 2:1 (on a rolling four-quarter basis), a maximum debt to equity ratio of 1.2:1 and a minimum consolidated net worth of at least U.S.$2,500 million under Chilean GAAP. The Company was in compliance with these covenants at December 31, 2003.

The Company’s subsidiary Alto Paraná S.A. borrowed U.S.$250 million through Argentine Collateral Trust I on June 13, 2001. Interest is payable semi-annually. The Company has guaranteed repayment of the loan. See note 14.

Arauco has a note payable to the Argentine Tesoro Nacional. The loan was initially obtained by Alto Paraná, a subsidiary of the Company acquired in 1997. The principal amount of the initial loan was U.S.$13 million, payable to Banco Nacional de Desarrollo, and was guaranteed by the Argentine government. The loan was refinanced when Banco Nacional de Desarrollo was taken over by the Argentine government. The note is due in annual installments with final payment due in 2008. Interest is payable semi-annually in arrears.

The six - month LIBOR at December 31, 2003 and 2002 was 1.22 % and 1.38%, respectively.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Long-term bonds	Annual Interest Rate at December 31, 2003	Outstanding Principal Amount at December 31,
		2003	2002
		ThU.S.$	ThU.S.$
Bonds:

Domestic issue Series A bond due February 2003	6.00%	—	1,413
Domestic issue Series A bond due December 2003	6.00%	—	874
Domestic issue Series B bond due December 2003	6.00%	—	291
U.S.$ bonds (1st issue) due December 2003	6.75%	—	80,215
U.S.$ bonds (1st issue) due December 2007	7.00%	100,000	100,000
U.S.$ bonds (2nd issue) due September 2005	6.95%	175,000	175,000
U.S.$ bonds (2nd issue) due September 2009	7.20%	100,000	100,000
U.S.$ bonds (2nd issue) due September 2017	7.50%	125,000	125,000
U.S.$ bonds (3rd issue) due August 2010	8.62%	270,500	270,500
U.S.$ bonds (4th issue) due September 2011	7.75%	387,000	387,000
U.S.$ bonds (5th issue) due July 2013	5.125%	300,000	—

Total bonds		1,457,500	1,240,293
Less current maturities of long-term bonds		—	(82,793)

Total long-term bonds		1,457,500	1,157,500

In July 2003, the Company issued U.S.$300 million of 10-year bonds at 5.125% (5th issue). The interest on these bonds is payable semi-annually in arrears.

In September 2001, the Company issued U.S.$400 million of 10-year bonds at 7.75% (4th issue). The interest on these bonds is payable semi-annually in arrears.

In August 2000, the Company issued U.S.$300 million of 10-year bonds at 8.62% (3rd issue). The interest on these bonds is payable semi-annually in arrears.

In October 1997, the Company issued U.S.$175 million of 8-year bonds, at 6.95%, U.S.$100 million of 12-year bonds at 7.2% and U.S.$125 million of 20 year-bonds at 7.5% (2nd issue). The interest on these bonds is payable semi-annually in arrears.

In December 1995, the Company issued U.S.$200 million of 8-year bonds at 6.75% and U.S.$100 million of 12-year bonds at 7.0% (1st issue). The interest on these bonds is payable semi-annually in arrears.

In the period between October 2002 and December 2002, the Company repurchased and retired approximately U.S.$42.5 million of its 7.75% and 8.62% bonds due in 2011 and 2010, respectively. The bonds were obtained at a premium, resulting in a loss of U.S.$3,006 thousand, net of income taxes. The loss includes the write-off of unamortized capitalized issuance costs associated with these bonds of U.S.$916 thousand. In September 2001 the Company repurchased and retired U.S.$119.8 million of its 6.75% bonds due in 2003. The bonds were obtained at a premium, resulting in a loss of U.S.$3.9 million, net of income taxes. The loss includes the write-off of unamortized capitalized bond issuance costs of U.S.$967 thousand.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The Company entered into a rate swap agreement in May 2002 with Dresdner Bank A.G. The notional amount of the contract was U.S.$200 million. The Company swapped its fixed interest rate for variable interest. Under the terms of the contract, the Company pays variable interest at a rate of LIBOR plus 1.79875% and receives interest at a rate equal to 7.75%. This is the rate equal to the 4th bond issue. The interest rate swap settles semi-annually, and the contract terminates in 2011.

The Company entered into a rate swap agreement in May 2003 with JP Morgan Chase Bank. The notional amount of the contract was U.S.$200 million. The company swapped its variable interest rate for fixed interest. Under the terms of the contract, the Company pays fixed interest at a rate of 5.506% and receives variable interest at a rate of LIBOR plus 1.79875%. The interest rate swap settles semi-annually, and the contract terminates in 2011.

In June and August 2003 the Company made settlements of U.S.$30 million and U.S.$40 million, respectively, of both interest rate swap agreements, leaving a notional amount of U.S.$130 million for both contracts.

The weighted average interest rate for all long-term debt at December 31, 2003 and 2002 was approximately 6.05% and 7.73% respectively. Required repayment of principal for long-term debt is as follows:

Year Ended December 31, ThU.S.$
2004	629
2005	175,413
2006	110,493
2007	260,557
2008	130,557
2009 and thereafter	1,182,500

Total	1,860,149

Cash paid during 2003, 2002 and 2001 for interest was U.S.$111.5 million, U.S.$113.2 million and U.S.$101.3 million, respectively. The total amount of interest cost incurred by Arauco was U.S.$116.4 million (net of U.S.$21.2 million related to interest rate swaps), U.S.$115.7 million (net of U.S.$4.0 million related to interest rate swaps), and U.S.$108.4 million for the years ended December 31, 2003, 2002, and 2001, respectively. The amount of interest capitalized for these periods was U.S.$69.7 million, U.S.$54.0 million, and U.S.$46.1 million, respectively.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 9 - INCOME TAXES

Provision for income taxes was as follows:

	Year ended December 31,
	2003	2002	2001
	ThU.S.$	ThU.S.$	ThU.S.$
Domestic
Current	56,408	40,335	10,653
Deferred	3,507	16,257	24,534

Foreign
Current	383	—	81
Deferred	20,276	(4,014)	(22,312)

Total provision for income taxes	80,574	52,578	12,956

The tax effects of significant temporary differences creating deferred tax assets and liabilities at December 31 were as follows:

	December 31,
	2003	2002
	ThU.S.$	ThU.S.$
Deferred income tax liabilities

Inventories	(5,562)	(5,517)
Other	(11,309)	(4,265)
Property, plant and equipment	(184,918)	(166,483)
Debt issue costs	(3,078)	(3,220)

Total deferred tax liabilities	(204,867)	(179,485)
Deferred income tax asset
Accruals	32,199	28,823
Tax loss carry forwards	5,096	31,404
Other	25,313	19,529

Total deferred tax assets	62,608	79,756

Valuation Allowance	(6,290)	(25,038)

Total deferred tax assets - net	56,318	54,718

Net deferred tax liability	(148,549)	(124,767)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Net long-term deferred tax liabilities were U.S.$152.8 million at December 31, 2003 and U.S.$150.2 million at December 31, 2002. In addition, net short-term deferred tax assets of U.S.$4.2 million at December 31, 2003 and U.S.$25.4 million, at December 31, 2002, are included in the Consolidated Balance Sheets in prepaid expenses and other current assets.

Cash paid during 2003, 2002 and 2001 for income taxes was U.S.$59.2 million, U.S.$23.2 million and U.S.$36.2 million, respectively.

As of December 31, 2003 and 2002, Arauco had valuation allowances of U.S.$6.3 million and U.S.$25.0 million, respectively, to reduce its deferred tax assets to estimated realizable value. The valuation allowances relate to the deferred tax assets arising from Argentina.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of Arauco’s total deferred tax assets will not be realized. The ultimate realization of these deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences are anticipated to reverse, management believes it is more likely than not that Arauco will realize the benefits of its deferred tax assets, net of the valuation allowance, at December 31, 2003, as reductions of future taxable income or by utilizing available tax planning strategies. However, the amount of the net deferred tax assets considered realizable could be adjusted in the future if estimates of taxable income are revised.

At December 31, 2003, Arauco had operating loss carry-forwards of approximately U.S.$27.5 million. Loss carry-forwards associated with Chile are U.S.$24.3 million, which can be carried forward indefinitely. Loss carry-forwards associated with Argentina are U.S.$3.2 million, which expire in 2007.

The following table summarizes the effect of the differences between the statutory income tax rate and the effective income tax rates:

	Year ended December 31,
	2003	2002	2001
	ThU.S.$	ThU.S.$	ThU.S.$
US GAAP pretax income multiplied by enacted tax rate	82,507	54,229	29,083
Change in valuation allowance	(18,748)	(18,032)	(11,398)
Tax effect resulting from foreign subsidiaries	15,688	12,795	6,611
Permanent differences	2,099	4,894	(10,114)
Non-taxable income	(972)	(1,308)	(1,226)

Effective income tax amount	80,574	52,578	12,956

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The Chilean statutory, first category (corporate) income tax rate was 15% for all years prior to 2002. The rate was 16% in 2002, 16.5% in 2003 and is scheduled to be 17% in 2004 and thereafter in accordance with currently enacted tax legislation. Also, in accordance with Chilean law, the Company and each of its subsidiaries compute and pay tax on a separate basis and not on a consolidated basis. The Argentine statutory first category income tax rate was 35% for all years presented.

NOTE 10 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial instruments include cash and short-term investments, receivables, payables, debt including notes and bonds and interest rate swap agreements. The estimated fair value of these financial instruments is based on the amount at which such instruments could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. There are certain limitations inherent in the fair value data since, while the data represents management’s best estimates, the data is subjective, involving significant estimates regarding current economic and market conditions.

The methods and assumptions used to estimate the fair values are as follows:

For cash and short-term time deposits, the carrying amounts approximate the fair value due to the short-term maturity of these instruments. The fair value of short-term investments is estimated based on quoted market prices. The fair value of short-term and long-term debt is estimated based on current interest rates available to the Company for debt instruments with similar terms, degrees of risk, and remaining maturities. The fair value of the interest-rate swap agreements is obtained from dealer quotes and represents the estimated amount the Company would receive or pay to terminate the agreements.

The estimated fair values of the Company’s financial instruments are summarized below.

	At December 31, 2003		At December 31, 2002
	Carrying value	Estimated fair value	Carry value	Estimated fair value
	(ThU.S.$)		(ThU.S.$)
Assets
Cash	15,335	15,335	29,583	29,583
Time deposits	11,940	11,940	19,564	19,564
Short-term investments	522,793	522,793	350,283	350,283

Liabilities
Short-term debt	1,368	1,368	32,125	32,125
Notes payable	402,649	402,649	290,420	290,420
Bonds	1,457,500	1,626,900	1,240,293	1,381,247

Derivative instrument
Interest rate swap	4,161	4,161	4,693	4,693

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 11 - RELATED PARTY TRANSACTIONS

Arauco enters into fuel purchase contracts with Compañía de Petróleos de Chile COPEC S.A., a subsidiary of the parent corporation of the Company. Arauco purchased fuel totaling U.S.$14.6 million during 2003 and U.S.$12.1 million in 2002. The terms of these contracts and purchases were generally similar to those prevailing with unrelated parties.

Arauco obtains insurance from Compañía de Seguros Generales Cruz del Sur S.A. (“Cruz del Sur”), a Chilean insurance company controlled by a related party. Cruz del Sur is the supplier of all of Arauco’s insurance policies covering its forest holdings and production plants, facilities and equipment. Arauco paid direct insurance premiums of U.S.$11.0 million, U.S.$3.0 million and U.S.$7.2 million for the years ended December 31, 2003, 2002 and 2001, respectively. Outstanding balances at December 31, 2003 and 2002 with Cruz del Sur included a receivable of U.S.$1.2 million and a payable of U.S.$1.0 million, respectively.

NOTE 12 - CONTINGENCIES AND COMMITMENTS

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

Guarantees

The Company has guaranteed the debt of one of its subsidiaries, Alto Paraná S.A. At December 31, 2003 the outstanding principal amount of the guaranteed debt totaled U.S.$250 million. This guarantee would require payment by the Company in the event of default by Alto Paraná. The guarantee coincides with the terms of the note and expires in 2008. Arauco has no other material guarantees.

Covenants

The Company’s long-term borrowings require compliance with certain financial restrictions (see note 8). Non-compliance could result in these debts becoming fully payable upon demand. Arauco was in compliance with all financial covenants at December 31, 2003.

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

Arauco entered into various projects related to the improvement of, or investment in, product processes designed to protect the environment during the year ended December 31, 2003.

Arauco entered into a project to reduce gases and steam which are a by-product of the mill production process. Arauco has incurred costs of U.S.$4.3 million through December 31, 2003 and expects to incur an additional U.S.$0.3 million on this project.

The Company entered into environmental protection projects in connection with the Valdivia Mill Construction Project. The Company has incurred costs of U.S.$15.5 million on this project through December 31, 2003 and expects to incur an additional U.S.$16.4 million on this project.

Arauco has entered into various other environmental projects and incurred costs approximating U.S.$0.5 million. The Company anticipates incurring additional costs of U.S.$0.2 million associated with these projects.

Other

In December 2002 the Company’s subsidiary Alto Paraná S.A. won a bid for 60,000 hectares of forestry land and plantations sold by the Argentine company Pérez Companc. Alto Paraná S.A. agreed to pay U.S.$40 million, for the land, which is located in Argentina, a sawmill and other assets located close to Alto Parana S.A.’s operations. At December 31, 2003, Arauco had deposited U.S.$10 million in relation to this purchase. At December 31, 2003 the transaction was still subject to the approval of the Argentine antitrust authorities.

NOTE 13 - SEGMENT INFORMATION

The Company operates principally in four identifiable product segments, which comprise the production and sales of goods for (i) pulp products, (ii) forestry products, (iii) wood products and (iv) plywood and fiberboards panels. Pulp products include bleached and unbleached wood pulp products that result from the processing of pulp logs and chips. Forestry products include sawlogs and pulpwood. Wood products include flitches, sawn timber (lumber) and remanufactured wood products. Plywood and fiberboards panels are consumer products manufactured at production facilities. Other services and products include mainly forestry services performed by the Company and electricity generation, which began production in late 1996.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Total revenues by segment include sales to unaffiliated customers, as reported in Arauco’s consolidated income statement, and inter-segment sales, which are accounted for at invoice price. Corporate expenses are allocated to the pulp segment.

	Year ended December 31, 2003
	(ThU.S.$)
	Pulp	Forestry	Wood Products	Plywood and fiberboards panels	Others	Eliminations of intercompany sales and corporate assets	Consolidated
Sales to unaffiliated customers	709,771	33,306	401,578	296,941	16,624	—	1,458,220
Inter-segment sales	2,666	396,212	192,153	160,826	30,966	(782,823)	—

Total sales revenue	712,437	429,518	593,731	457,767	47,590	(782,823)	1,458,220

Operating income	230,276	105,033	46,844	71,039	3,702	—	456,894

Identifiable assets as of December 31, 2003	2,304,728	1,243,308	310,430	286,158	23,329	568,074	4,736,027

	Year ended December 31, 2002
	(ThU.S.$)
	Pulp	Forestry	Wood Products	Plywood and fiberboards panels	Others	Eliminations of intercompany sales and corporate assets	Consolidated
Sales to unaffiliated customers	628,764	31,100	343,938	178,397	5,819	—	1,188,018
Inter-segment sales	2,260	356,278	192,133	114,319	27,917	(692,907)	—

Total sales revenue	631,024	387,378	536,071	292,716	33,736	(692,907)	1,188,018

Operating income	189,929	28,890	50,085	89,367	4,883	—	363,154

Identifiable assets as of December 31, 2002	1,878,910	1,095,831	290,990	284,863	26,178	533,564	4,110,336

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Year ended December 31, 2001
	(ThU.S.$)
	Pulp	Forestry	Wood Products	Plywood and fiberboards panels	Others	Eliminations of intercompany sales and corporate assets	Consolidated
Sales to unaffiliated customers	705,416	33,641	284,427	141,120	9,222	—	1,173,826
Inter-segment sales	4,243	359,796	160,396	101,997	28,414	(654,846)	—

Total sales revenue	709,659	393,437	444,823	243,117	37,636	(654,846)	1,173,826

Operating income	157,868	46,972	12,154	45,848	7,304	—	270,146

Identifiable assets as of December 31, 2001	1,765,836	1,128,749	251,916	219,146	28,118	505,492	3,899,257

Arauco’s sales revenue and long-lived assets, detailed by country, were as follows:

	Year ended December 31, 2003
	(ThU.S.$)
Country	Sales Revenue (*)	Property, plant and equipment
Chile	1,256,293	1,747,281
Argentina	201,927	429,420

Total	1,458,220	2,176,701

	Year ended December 31, 2002
	(ThU.S.$)
Country	Sales Revenue (*)	Property, plant and equipment
Chile	1,036,359	1,381,904
Argentina	151,659	469,336

Total	1,188,018	1,851,240

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Year ended December 31, 2001
	(ThU.S.$)
	Sales Revenue (*)	Property, plant and equipment
Country
Chile	1,017,840	1,222,575
Argentina	155,986	430,891

Total	1,173,826	1,653,466

(*)	Sales revenues are attributed to countries based on the location of the sales office where the sale was recorded.

Depreciation expense for Arauco’s segments was summarized as follows:

	Year ended December 31,
	2003	2002	2001
	(ThU.S.$)
Industry
Pulp	80,103	75,447	94,252
Forestry	5,118	4,078	2,404
Wood products	12,501	12,122	11,629
Plywood and fiberboards panels	13,103	10,249	9,261
Other	1,811	1,989	2,250

Total depreciation	112,636	103,885	119,796

Capital expenditures for Arauco’s segments were summarized as follows:

	Year ended December 31,
	2003	2002	2001
	(ThU.S.$)
Industry
Pulp	379,109	235,689	110,392
Forestry	88,965	40,522	53,319
Wood products	20,719	13,899	21,960
Plywood and fiberboards panels	23,074	37,689	36,883
Other	1,072	3,005	1,277

Total capital expenditures	512,939	330,804	223,831

Non cash capital expenditure activity was U.S.$(9.7) million, U.S.$(6.4) million and U.S.$2.4 million for the years ended December 31, 2003, 2002 and 2001, respectively.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Arauco’s export sales detailed by major geographic area were as follows:

	Year ended December 31,
	2003	2002	2001
	(ThU.S.$)
North America	339,791	316,784	188,400
Central and South America	141,879	161,863	155,467
Asia	453,801	341,922	442,369
Europe	243,990	182,858	192,158
Other	56,333	23,162	10,582

Total export sales	1,235,794	1,026,589	988,976

Export sales as a percentage of total sales revenue	84.75%	86.41%	84.25%

NOTE 14 - SUBSEQUENT EVENTS

On January 22, 2004, the Company’s subsidiary Alto Parana S.A. completed a restructuring of its debt (see note 8), establishing new terms as follows:

Due date: December 12, 2008

Interest Rate: LIBOR + 6.50%

It was also decided to terminate the irrevocable and unconditional guarantee granted by Arauco related to the Notes issued by the Argentine Collateral Trust I financial trust that was formed on June 13, 2001 under the laws of the Republic of Argentina.

Simultaneously, through an offshore custodial vehicle, Arauco offered to the holders of the amended Notes due 2008, a new full, unconditional and irrevocable guarantee, not meaningful in the event of any failure to meet the obligations related to the Notes.

In a meeting held on January 29, 2004, Chief Executive Officer informed the Board of Directors that the construction of the Valdivia Pulp Mill, the Company’s principal investment in the last decade, had been completed. Also on January 29, 2004, the Board of Directors was informed that the Valdivia Pulp Mill had begun production.

No other events have occurred since December 31, 2003 and up to the issue of these financial statements that may affect significantly the financial situation of Arauco.