Form 20-F
period 2004-12-31
ARAUCO & CONSTITUTION PULP INC
filed 2005-06-29
CIK 1004156

As filed with the Securities and Exchange Commission on June 29, 2005

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR

15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission File Number: 33-99720

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

(Exact name of Registrant as specified in its charter)

Arauco and Constitution Pulp Inc.

(Translation of Registrant’s name into English)

Republic of Chile

(Jurisdiction of incorporation or organization)

Avenida El Golf 150

14th Floor

Las Condes, Santiago

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

Shares of Common Stock, without par value: 113,152,446

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

Item 17  ☐    Item 18  ☒

i

Celulosa Arauco y Constitución S.A. is a public corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile. Except where otherwise specified or the context otherwise requires, when we refer to the “Company,” “Arauco” or “we,” in this annual report, we mean Celulosa Arauco y Constitución S.A. and its consolidated subsidiaries. When we refer to “Chile,” we mean the Republic of Chile; when we refer to “Argentina,” we mean the Argentine Republic; when we refer to “Brazil,” we mean the Federative Republic of Brazil; and when we refer to “Uruguay,” we mean the Oriental Republic of Uruguay. All references to “tons” are to metric tons (1,000 kilograms), which equal 2,204.6 pounds. One “hectare” equals 10,000 square meters or 2.471 acres. Discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

Unless otherwise specified, all references to “$”, “U.S.$”, “U.S. dollars” or “dollars” are to United States dollars; references to “Chilean pesos” or “Ch$” are to Chilean pesos; references to “Argentine pesos” or “Ar$” are to Argentine pesos; references to “Brazilian reals” or “R$” are to Brazilian reals; and references to “UF” are to Unidades de Fomento. The UF is a unit of account that is linked to, and adjusted daily to reflect changes in, the Chilean consumer price index reported by the Chilean National Institute of Statistics (Instituto Nacional de Estadísticas). At December 31, 2004, one UF equaled U.S.$31.1 and Ch$17,317.1.

Item 18 of this annual report includes our audited consolidated financial statements as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004, including the notes thereto, which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

For your convenience, we have included translations of certain amounts into dollars at a specified rate. Unless otherwise indicated, the U.S. dollar equivalent for information in Chilean pesos is based on the observed exchange rate (dólar observado) reported by the Central Bank of Chile (Banco Central de Chile), which we refer to as the Central Bank, for December 31, 2004, which was Ch$557.4 to U.S.$1.00. The observed exchange rate is, for any date, the average exchange rate at which transactions are actually carried out in the Formal Exchange Market (Mercado Cambiario Formal) on the previous day, as certified by the Central Bank on the following business day. You should not construe these translations as representations that the Chilean peso amounts actually represent such dollar amounts or could be converted into dollars at the rates indicated or at any other rate. On June 24, 2005, the observed exchange rate was Ch$579.99 to U.S.$1.00. For information regarding historical rates of exchange in Chile from January 1, 2000 see “Item 3. Key Information—Exchange Rates.”

The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

Unless otherwise specified, references to the devaluation or the appreciation of the Chilean peso against the U.S. dollar are in nominal terms (without adjusting for inflation), based on the observed exchange rates for the relevant period.

ii

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

SELECTED FINANCIAL DATA

The selected financial information presented below is prepared in accordance with U.S. GAAP as of and for the years ended December 31, 2000, 2001, 2002, 2003 and 2004. The selected U.S. GAAP financial information should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, prepared in accordance with U.S. GAAP, included in Item 18.

The selected U.S. GAAP financial information as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 is derived from our audited consolidated financial statements provided in Item 18.

For all periods, the financial data in the following table are expressed in U.S. dollars, the currency in which we publish our audited consolidated financial statements. See Note 1 to our audited consolidated financial statements.

	As of and for the year ended December 31,
	2000		2001		2002		2003		2004
	(in thousands of U.S.$, except ratios and per share data)
Income Statement Data
Sales revenue	U.S.$	1,260,342	U.S.$	1,173,826	U.S.$	1,188,018	U.S.$	1,458,220	U.S.$	2,075,052
Cost of sales		(604,130)		(689,837)		(620,464)		(782,793)		(1,041,590)
Depreciation		(106,576)		(119,796)		(103,885)		(112,636)		(141,329)
Selling and administrative expenses		(102,701)		(94,047)		(100,515)		(105,897)		(124,784)

Income from operations		446,935		270,146		363,154		456,894		767,349
Interest income		12,563		14,794		21,995		30,051		25,431
Other income (expense)		5,151		(3,871)		1,513		1,570		(4,990)
Foreign exchange gains (losses)		(5,070)		(26,058)		11,668		52,353		16,227
Interest expenses		(62,201)		(62,362)		(61,692)		(46,629)		(78,109)

Income before taxes, minority interest and equity from earnings of unconsolidated affiliates		397,378		192,649		336,638		494,239		725,908
Provision for income taxes		(55,552)		(12,956)		(52,578)		(80,574)		(139,899)
Minority interest in consolidated subsidiaries		(2,051)		(225)		(267)		(199)		(321)
Equity in earnings of unconsolidated affiliates		1,377		1,463		2,558		6,001		6,473

Net income		341,152		180,931		286,351		419,467		592,161
Dividends paid		193,353		67,610		71,702		133,906		175,387

	As of the year ended December 31,
	2000	2001	2002	2003	2004
	(in thousands of U.S.$, except ratios and per share data)
Balance Sheet Data
Property, plant and equipment (less forests), net	1,639,293	1,653,466	1,851,240	2,176,701	2,524,428
Forests	1,078,394	1,167,462	1,188,013	1,243,638	1,412,488
Total assets	3,550,989	3,899,257	4,110,336	4,736,027	5,275,641
Total long-term liabilities	1,242,645	1,711,740	1,570,080	2,026,365	1,921,730
Total shareholders’ equity	1,832,108	1,974,785	2,157,665	2,421,001	2,787,267

Other Financial Data
Capital expenditures (1)	263,588	223,831	330,804	512,939	757,320
Depreciation	106,576	119,796	103,885	112,636	141,329
Number of shares	113,152,446	113,152,446	113,152,446	113,152,446	113,152,446
Net income per share	3.01	1.60	2.53	3.71	5.23
Dividends per share	1.71	0.60	0.63	1.18	1.55

Cash Flow Data
Total operating cash flow	417,353	(55,692)	481,651	346,513	870,523
Total cash flow arising from financing activities	34,268	238,453	(124,566)	193,388	(127,636)
Total cash flow arising from investment activities	(405,342)	(224,154)	(330,362)	(561,773)	(745,679)

(1)	Accrued for the period. See Note 13 to our audited consolidated financial statements.

EXCHANGE RATES

The following table sets forth, for the periods and dates indicated, certain information concerning the observed exchange rate reported by the Central Bank. No representation is made that the Chilean peso or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at the rates indicated or at any other rate. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. On June 24, 2005, the observed exchange rate was Ch$579.99 to U.S.$1.00. See “Item 10. Additional Information—Exchange Controls.”

	Observed Exchange Rates (Ch$ per U.S.$)
Month	Low(1)	High(1)
December 2004	557.40	597.27
January 2005	560.30	586.18
February 2005	563.22	583.84
March 2005	578.60	591.69
April 2005	572.75	588.95
May 2005	570.83	583.59
June 2005 (through June 28)	577.73	592.75

	Observed Exchange Rates (Ch$ per U.S.$)
Year	Average(2)
2000	533.64
2001	636.00
2002	718.61
2003	686.89
2004	611.11
2005 (through May 31)	578.96

Source: Central Bank.

(1)	Exchange rates are the actual high and low, on a day-by-day basis, for each period.

(2)	For the years 2000 through 2004 and for 2005 through May 31, the average of month-end rates during the period.

RISK FACTORS

We are subject to various changing economic, political, social and competitive conditions, particularly in our principal markets. Any of the following risks, if they actually occur, could materially and adversely affect our business, results of operations, prospects and financial condition.

Risks Relating to Arauco and the Forestry Industry

Environmental concerns have led us to temporarily suspend our operations at the Valdivia Mill, which will adversely affect our business, financial condition and results of operations

Our operations at the Valdivia Mill, an industrial development in the Tenth Region of Chile, have been subject to continued environmental scrutiny by Chilean environmental regulators and the Chilean public since the mill began its operations in 2004. A variety of concerns and claims have been raised regarding potential environmental impacts in the area. Primarily, it has been alleged that the mill’s operations impacted the nearby Carlos Anwandter Nature Sanctuary and contributed to the migration and death of black-neck swans living in the area. In connection with an environmental administrative proceeding, environmental regulators required us to temporarily suspend operations at the Valdivia Mill for approximately one month in January 2005. We resumed operations at the mill on February 18, 2005. See “Item 8. Financial Information—Legal Proceedings.”

On June 8, 2005, we voluntarily suspended operations at the Valdivia Mill. We estimate that the suspension of operations at the Valdivia Mill has resulted in a loss of sales of approximately U.S.$1,000,000 per day and a loss of profits of approximately U.S.$250,000 per day, and that these losses, which may be greater in the future, will continue for so long as the mill remains closed. Consequently, the suspension of operations at the Valdivia Mill will adversely affect our business, financial condition and results of operations. We cannot assure you that the Valdivia Mill will be reopened or that the Valdivia Mill, if reopened, would be able to operate without interruptions or changes in its operations. See “Item 8. Financial Information—Recent Developments.”

We are subject to legal proceedings related to our mills, which could adversely affect our business, financial condition and results of operations

On April 27, 2005, the National Defense Council (Consejo de Defensa del Estado), the Chilean national agency that institutes legal proceedings on behalf of the Chilean government, instituted a civil lawsuit seeking reparations, damages and indemnification from us for environmental harm allegedly caused by the Valdivia Mill. If the results of this lawsuit are unfavorable to us, we may be required to invest funds or take other action to repair any environmental harm a court determines we have caused, which could materially and adversely affect our business, financial condition and results of operations. We cannot predict the outcome or impact of this lawsuit or when it may be resolved. See “Item 8. Financial Information—Legal Proceedings.”

Since the end of 2004, various criminal proceedings relating to alleged violations of several environmental laws have been instituted in Chile in which some of our mills may be involved. We cannot predict the outcome or impact of these proceedings or when they may be resolved. While we are not a defendant in any of these proceedings and Chilean law provides that only individuals can be convicted in criminal actions, as a consequence of these proceedings, certain measures may be taken that could materially and adversely affect our business or operations. See “Item 8. Financial Information—Legal Proceedings.” See “Item 8. Financial Information—Legal Proceedings.”

The application of environmental regulations could adversely affect our ability to accomplish our development goals and adversely affect our results of operations

In each country where we have operations, we are subject to numerous national and local environmental laws concerning, among other matters, health, the handling and disposal of waste and discharges into the air, soil and water. We have made and expect to continue to make substantial expenditures to manage our existing operations in accordance with environmental requirements. The application of environmental laws in the countries where we have operations may affect our business strategy and our development goals, which may have an adverse effect on our business, financial condition and results of operations.

Environmental requirements are a factor in the development and operation of new projects. Chilean environmental regulations have become increasingly stringent in recent years, particularly in connection with the approval of new projects, and this trend is likely to continue. The implementation of these environmental policies in Chile will affect various aspects of our operations, but the effect on our operations and the outcome of any regulatory review or proceedings is uncertain and difficult to predict. Environmental concerns and enforcement matters also attract public interest and, therefore, may be subject to political considerations that are beyond our control.

Since 2004, we have been subject to a number of environmental administrative and judicial proceedings in Chile, including proceedings related to the Valdivia Mill, the Arauco Mill and the Nueva Aldea Project, a forestry-industrial complex in the Eighth Region of Chile. As a result of these proceedings, we have been subject to fines and sanctions, and we may be subject to fines, injunctions or other sanctions in the future. In January 2005, we were ordered to suspend construction of the pulp mill under construction at the Nueva Aldea Project for approximately two months in connection with an environmental proceeding instituted by the Environmental Commission for the Eighth Region (Comisión Regional del Medio Ambiente de la Octava Region del Bío Bío). Additional proceedings, enforcement actions or claims related to environmental requirements or impacts may also be brought against us. Any such proceedings or claims may have an adverse effect on our business, financial condition and results of operations. See “Item 8. Financial Information—Recent Developments” and “—Legal Proceedings.”

In the future, the addition of new or more stringent environmental requirements or changes in the application, interpretation or enforcement of existing requirements, in any country where we have operations, could result in substantially increased capital, operating or compliance costs, impose conditions that restrict or limit our operations or otherwise adversely affect our business, financial condition and results of operations. These changes could limit the availability of our funds for other purposes, which could adversely affect our business, financial condition and results of operations.

Fluctuations in market price for our products could adversely affect our financial condition and results of operations

Prices for pulp, forestry and wood products can fluctuate significantly. Over the last four years, the average price, on an annual basis, for Norscan bleached softwood kraft market pulp (pulp produced in Canada and Northern Europe sold to manufacturers of paper products delivered in Northern Europe, or NBSK), which is the benchmark for softwood bleached pulp, ranged from U.S.$681 in 2000 to U.S.$435 in 2002. In 2004, the price of NBSK ranged from U.S.$559 to U.S.$621. Our financial condition and results of operations could be materially and adversely affected if the price of pulp or other forestry products were to decline significantly from current levels. The prices that we are able to obtain for pulp products and, to a lesser extent, other forestry products depend on the following:

•	prevailing world prices, which historically have been subject to significant fluctuations over relatively short periods of time, depending on worldwide demand;

•	world production capacity;

•	the business strategies adopted by major integrated forestry, pulp and paper producers and other major producers; and

•	the availability of substitutes.

Each of these factors is beyond our control.

Worldwide competition in the markets for our products could adversely affect our business and results of operations

We experience substantial worldwide competition in each of our geographical markets and in each of our product lines. Several of our competitors are larger than we are and have greater financial and other resources, which they could use to take steps that could adversely affect our financial and competitive position. The market pulp industry is sensitive to changes in industry capacity and producer inventories, as well as to cyclical changes in the world’s economies, all of which may significantly affect selling prices and, thereby, our profitability. Increased competition could materially and adversely affect our business, financial condition and results of operations.

We depend on free international trade as well as economic and other conditions in our principal export markets

In 2004, export sales accounted for approximately 85.8% of our total sales revenues. During this period, 35.8% of our export sales were to customers in Asia, 30.7% to customers in North America, 19.1% to customers in Europe and 9.7% to customers in Central and South America. As a result, our results of operations depend, to a significant degree, on economic, political and regulatory conditions in our principal export markets. Our ability to compete effectively in our export markets could be materially and adversely affected by a number of factors beyond our control, including deterioration in macroeconomic conditions, exchange rate volatility, government subsidies, and the imposition of increased tariffs or other trade barriers. If our ability to sell our products competitively in one or more of our principal export markets were impaired by any of these developments, it might be difficult to re-allocate our products to other markets on equally favorable terms and our business, financial condition and results of operations might be adversely affected.

Fire or disease could affect our forests and manufacturing processes and, in turn, adversely affect our financial condition and results of operations

Our operations are subject to various risks affecting our forests and manufacturing facilities, including fire and disease. Although, in the past, certain pests and diseases afflicting radiata or taeda pine plantations in other parts of the world have not significantly affected the forestry industries in Chile, Argentina and Brazil, these pests or diseases may appear in Chile, Argentina or Brazil in the future. Our operations and, as a result, our financial condition and results of operations could be adversely affected if any of these risks were realized.

Risks Relating to Chile

Chilean political and economic conditions directly impact our business and the market price of our securities

At December 31, 2004, 83.2% of our assets and operations were located in Chile, and in 2004, approximately 11.1% of our sales revenue was derived from sales to customers in Chile. Accordingly, our business, financial condition and results of operations depend, to a considerable extent, upon economic conditions in Chile. Future developments in the Chilean economy could adversely affect our financial condition or results of operations and may impair our ability to proceed with our strategic plan of business. In addition, such developments may impact the market price of our securities.

The Chilean government has exercised and continues to exercise a substantial influence over many aspects of the private sector and has changed monetary, fiscal, tax and other policies to influence the Chilean economy. We have no control over and cannot predict how government intervention and policies will affect the Chilean economy or, directly and indirectly, our operations and revenues. Our operations and financial condition and the market price of our securities may be adversely affected by changes in policies involving exchange controls, taxation and other matters. In addition, our operations and financial condition and the market price of our securities may be adversely affected by factors such as:

•	fluctuations in exchange rates;

•	base interest rate fluctuations; and

•	other political, diplomatic, social and economic developments in or affecting Chile.

Changes in inflation, which was 1.1% in 2003 and 2.4% in 2004, as measured by changes in the Chilean consumer price index, may adversely affect our operations and financial condition and the market price of our securities.

Risks Relating to Argentina

The economic crisis in Argentina may adversely affect our financial condition and results of operations

At December 31, 2004, approximately 16.2% of our long-lived assets were located in Argentina, and in 2004, approximately 12.4% of our net sales were attributable to our Argentine operations. In addition, in March 2005, we entered into an agreement to purchase additional Argentine assets, though these acquisitions remain subject to Argentine antitrust approval. The financial condition and results of our Argentine operations, including the ability of Alto Paraná S.A., or Alto Paraná, our Argentine subsidiary, to raise capital, depend, to a certain extent, upon political and economic conditions prevailing in Argentina. See “Item 4. Information on the Company—Description of Business—History.”

From 1998 to 2002, the Argentine economy experienced an economic recession marked by reduced levels of consumption and investment and an elevated unemployment rate. The Argentine gross domestic product decreased by 0.8% in 2000, 4.4% in 2001 and 10.9% in 2002. Since 2003, economic indicators have showed some signs of recovery, and the Argentine gross domestic product increased by 8.7% in 2003 and by 9.0% in 2004. However, the Argentine economy may not continue to recover, and future economic, social and political developments in Argentina, over which we have no control, could adversely affect our business, financial condition and results of operations.

In addition, the Argentine government has exercised and continues to exercise a significant influence over many aspects of the Argentine economy. Accordingly, the Argentine government’s actions, including actions with respect to inflation, interest rates, foreign exchange controls and taxes, have had and may continue to have a material adverse effect on private sector entities, including our operations in Argentina.

Argentine Central Bank restrictions may impair Alto Paraná’s ability to meet its obligations and transfer money abroad

We guarantee a portion of Alto Paraná’s debt. We may be required to fulfill our obligation under our guarantees if the Argentine government were to restrict Alto Paraná’s ability to transfer funds abroad.

Since 2001, the Argentine government has imposed a number of monetary and currency exchange control measures, which have included the obligation to repatriate foreign currency earned abroad and tight restrictions on transferring funds abroad, with certain exceptions for authorized transactions. Although current restrictions have not materially affected Alto Paraná’s financial condition and results of operations, there can be no assurance that the Central Bank of Argentina will not reverse its position and again restrict payments, which could impose material obstacles to Alto Paraná’s ability to transfer money abroad and negatively affect its financial condition and results of operations.

Risks Relating to Brazil

Economic conditions in Brazil may have a direct impact on our financial condition and results of operations

During the first quarter of 2005, we acquired all of the shares of capital stock of LD Forest Products S.A. and of Placas do Paraná S.A. in Brazil, as well as 50% of the shares of capital stock of Dynea Brasil S.A. in Brazil. Consequently, to a certain extent, our financial condition and results of operations will be dependent on economic conditions in Brazil. See “Item 4. Information on the Company—Description of Business—History.”

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on our business

The Brazilian government frequently intervenes in the Brazilian economy and, occasionally, makes drastic changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, wage and price controls, currency devaluations, capital controls and limits on imports. The business, financial condition and results of operations of our recently acquired

Brazilian subsidiaries may be adversely affected by changes in policy or regulation involving tariffs and exchange controls, as well as by factors such as:

•	currency fluctuations;

•	inflation;

•	social instability;

•	price instability;

•	interest rates;

•	liquidity of domestic capital and lending markets;

•	tax policy; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

Inflation and government efforts to combat inflation could harm the business of our recently acquired Brazilian subsidiaries

Brazil has, in the past, experienced extremely high rates of inflation. Annual rates of inflation reached 929% in 1994, as measured by the Brazilian consumer price index (Índice Nacional de Preços ao Consumidor). Brazil’s rates of inflation were 14.7% in 2002, 10.4% in 2003 and 6.1% in 2004. In the past, inflation, governmental measures to combat inflation and public speculation about possible future actions have had significant negative effects on the Brazilian economy. If Brazil experiences high inflation in the future, the business, financial condition and results of operations of our recently acquired Brazilian subsidiaries could suffer.

Fluctuations in the value of Brazil’s currency against the value of the U.S. dollar may result in uncertainty in the Brazilian economy and the Brazilian securities market, which may adversely affect the financial condition and results of operations of our recently acquired Brazilian subsidiaries

As a result of inflationary pressures, Brazil’s currency has been devalued periodically during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Although over long periods, devaluation of Brazil’s currency generally has correlated with the rate of inflation in Brazil, devaluation over shorter periods has resulted in significant fluctuations in the exchange rate between Brazil’s currency and the U.S. dollar and other currencies. Devaluation of the Brazilian real and currency instability could adversely affect the ability of our Brazilian subsidiaries to meet their foreign currency obligations in the future and could result in a monetary loss relating to this indebtedness.

Risks Relating to Other Markets

Our business, earnings and prospects may be adversely affected by developments in other countries that are beyond our control

Our business and results of operations depend, to a large extent, on the level of economic activity, government and foreign exchange policies and political and economic developments in our principal export markets. In 2004, approximately 94.0% of our total pulp sales and approximately 79.7% of our total sales of forestry, wood and panel products were attributable to exports, principally to customers in Asia, the Americas and Western Europe. Our business, earnings and prospects, as well as our financial condition, results of operations and the market price of our securities, may be materially and adversely affected by developments in these export markets relating to inflation, interest rates, currency fluctuations, protectionism, government subsidies, price and wage controls, exchange control regulations, taxation, expropriation, social instability or other political, economic or diplomatic developments. We have no control over these conditions and developments, which could adversely affect our business, financial condition and results of operations.

Developments in other emerging markets may adversely affect the market price of our securities and our ability to raise additional capital

The market price of our securities may be adversely affected by declines in the international financial markets and world economic conditions. Chilean securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries, especially those in Latin America. Although economic conditions are different in each country, investors’ reactions to developments in one country can affect the securities markets and the securities of issuers in other countries, including Chile. Negative developments in the international financial markets in the future could adversely affect the market price of our securities and impair our ability to raise additional capital.

Risks Relating to Our Securities

The non-payment of funds by our subsidiaries could have a material and adverse effect on our business, financial condition, results of operations and ability to service our debt, including our securities

Our cash flow and our ability to service debt is dependent, in part, on the cash flow and earnings of our subsidiaries and the payment of funds by those subsidiaries to us, in the form of loans, interest, dividends or otherwise. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due under the terms of our securities or to make any funds available for such purpose. Furthermore, claims of creditors of our subsidiaries, including trade creditors, will have priority over our creditors, including holders of our securities, with respect to the assets and cash flow of the subsidiaries. Our right to receive assets of any of our subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of our securities to participate in those assets) will be effectively subordinated to the claims of that subsidiary’s creditors.

Changes in Chilean tax laws could lead us to redeem our securities

Under current Chilean law and regulations, payments of interest to holders of debt securities that are not residents of Chile for purposes of Chilean taxation will, generally, be subject to Chilean withholding tax at a rate of 4.0%. Subject to certain exceptions, we will pay additional amounts (as described in “Item 10. Additional Information—Taxation”) so that the amount received by the holder of securities after Chilean withholding tax will equal the amount that would have been received if no such taxes had been applicable. In the event of certain changes in Chilean tax laws requiring that we pay additional amounts that are in excess of the additional amounts that we would owe if payments of interest on our securities were subject only to a 4.0% withholding tax, we will have the right to redeem our securities.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains words such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties. These forward-looking statements are based on current plans, estimates and projections; therefore, readers should not place undue reliance on them. Actual results could differ materially from those projected in such forward-looking statements because of various factors that may be beyond our control, including but not limited to our ability to service our debt, fund our working capital requirements, comply with financial covenants in certain of our debt instruments, fund and implement our capital expenditure programs and maintain our relationships with customers, as well as a change in control, the effects on us from competition, future demand for forestry and wood products in the Chilean, Argentine and export markets, international prices for forestry and wood products, the state of the Chilean and world economies and manufacturing industries, the relative value of the Chilean peso compared to other currencies, inflation, increases in interest rates and changes in our regulatory environment. Forward-looking statements in this annual report speak only as of their dates, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Item 4.	Information on the Company

DESCRIPTION OF BUSINESS

We believe that, as of December 31, 2004, we are Chile’s largest forest plantation owner, and that we are Chile’s largest exporter of forestry and wood products in terms of sales revenue. As of that date, we had approximately 669,317 hectares of plantations in Chile. During 2004, we harvested 12.5 million cubic meters of sawlogs and pulplogs and exported 2,727,470 cubic meters of forestry and wood products, including sawlogs, sawn timber (green and kiln dried lumber and remanufactured wood products) and panels (plywood, medium density fiber board, or MDF, and high density fiber board, or HB).

Based on information published by Resource Information Systems, Inc., an independent research company for the pulp and paper industry, at December 31, 2004, we were one of the world’s largest producers of bleached and unbleached softwood kraft market pulp in terms of volume of pulp produced in 2004, with an estimated 6.1% share of the total world production of softwood kraft market bleached pulp and a 15.6% share of the total world production of softwood kraft market unbleached pulp. “Market pulp” is pulp sold to manufacturers of paper products, as opposed to pulp produced by an integrated paper producer for use in its paper production facilities. “Kraft pulp” is pulp produced using a chemical process.

Based on information published by Resource Information Systems, Inc., we were also one of the world’s lowest cost producers of softwood kraft market pulp. We believe that we are able to produce our products at a lower cost than our competitors because of the high growth rate and short harvest cycle of radiata pine compared to other commercial softwoods, the advanced genetic and silviculture techniques we apply in our forest management, our competitive labor costs, our modern mill facilities and the proximity of our operations to Pacific coast ports.

History

Celulosa Arauco y Constitución S.A. is a public corporation (sociedad anónima abierta) organized under the laws of Chile. Our principal executive offices are located at Avenida El Golf 150, 14th Floor, Las Condes, Santiago, Chile, and our telephone number is +56-2-461-7200.

We were formed on September 14, 1979 in a merger between Industrias de Celulosa Arauco S.A., or Industrias Arauco, and Celulosa Constitución S.A., or Celulosa Constitución. Our two predecessor companies were created in the late 1960s and early 1970s by Corporación de Fomento de la Producción, or Corfo, a Chilean government development corporation, to develop forest resources, improve soil quality in former farming areas and promote employment. As part of the Chilean government’s privatization program, Corfo sold Industrias Arauco to Compañía de Petróleos de Chile S.A., or Copec, in 1977 and Celulosa Constitución to Copec in 1979. In October 2003, Copec transferred all of its gasoline- and fuel-related business assets to a new subsidiary, and changed its legal name to Empresas Copec S.A., or Empresas Copec. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

In 1990, we founded Investigaciones Forestales Bioforest S.A., or Bioforest, to conduct applied research in genetic improvement, site productivity, pest and disease control and wood quality, with the goal of increasing the productivity of our forest resources.

In 1990, we also began the construction of a second production line at the Arauco Mill, Arauco II, which was completed in 1991. Arauco II had an annual production capacity of approximately 350,000 metric tons, at that time, and was built next to Arauco I, the existing production line. The construction of Arauco II cost approximately U.S.$600 million, which was, at that time, the largest investment in our history.

In 1996, we acquired Alto Paraná, an Argentine company, which, at that time, owned plantations and other land in Argentina and manufactured and sold bleached softwood kraft pulp. With this acquisition, we expanded our market opportunities outside of Chile.

In 2000, we acquired 98% of the shares of Forestal Cholguán S.A., or Cholguán, and 50% of Trupán S.A., or Trupán, which permitted us to enter the MDF and HB markets, and in 2002, we began operations at two new MDF mills, one in Chile and one in Argentina.

During 2003, we began construction of the first phase of the Itata Project, a new forestry-industrial complex in the Eighth Region of Chile, which was completed at the end of 2004 at a cost of approximately U.S.$154 million. The second phase of the project is currently in progress and has an estimated cost of U.S.$850 million and it is expected to be completed in 2006. On May 24, 2005, we renamed the Itata Project the Nueva Aldea Project.

During the first quarter of 2004, we completed construction of the Valdivia Mill, which required a capital expenditure of U.S.$573.5 million.

On March 9, 2005, we acquired from Louis Dreyfus S.A.S. 100% of the stock of LD Forest Products S.A., a forest company located in the Brazilian state of Paraná that owns 43,000 hectares of land, of which 25,800 hectares are forest plantations, and, indirectly as a result of that purchase, 100% of the stock of Placas do Paraná S.A., an industrial company that owns an MDF mill and a particleboard mill in Paraná, and 50% of the stock of Dynea Brasil S.A., which owns a mill that produces impregnated paper and a formaldehyde and resin plant in Paraná. With these acquisitions, we acquired an MDF mill in Brazil, a particleboard mill with installed annual production capacity of approximately 320,000 cubic meters, an impregnated paper mill, a formaldehyde and resin plant and 25,800 hectares of plantations.

On March 9, 2005, we also entered into an agreement to acquire from Louis Dreyfus S.A.S. 100% of the stock of two holding companies in Argentina, Ecoboard S.A.I.F. and Louis Dreyfus S.A.I.F., and, indirectly as a result of that purchase, 100% of the stock of CAIF S.A., a holding company that owns LD Manufacturing S.A., a company that owns a particleboard mill with installed annual production capacity of approximately 230,000 cubic meters, and 60% of the stock of Flooring S.A., a company that owns an MDF and particleboard-based wood floor mill with annual production capacity of two million square meters. The completion of these acquisitions is subject to the approval of the Argentine antitrust authorities. When they are complete, we will own an additional 8,000 hectares of plantations.

The aggregate consideration for these assets in Brazil and Argentina will be approximately U.S.$300 million, representing payments to Louis Dreyfus S.A.S. of approximately U.S.$200 million and our assumption of approximately U.S.$100 million aggregate indebtedness of the acquired businesses.

Corporate Structure

We are substantially wholly owned by Empresas Copec S.A., a public company listed on the Santiago Stock Exchange, the Valparaíso Stock Exchange and the Chilean Electronic Stock Exchange. Empresas Copec is a holding company, the principal interests of which are in Arauco, gasoline distribution, retailing, electricity, gas distribution and fishing. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

The following table sets forth our ownership interests in our subsidiaries as of December 31, 2004.

	Country of incorporation	Total stock held
Agenciamiento y Servicios Profesionales S.A.	Mexico	99.9985%
Alto Paraná S.A.	Argentina	99.9686
Arauco Denmark ApS	Denmark	99.9999
Arauco Distribución S.A.	Chile	99.9992
Arauco do Brasil Ltda.	Brazil	99.9985
Arauco Ecuador S.A.	Ecuador	99.9985
Arauco Europe S.A.	Switzerland	99.9785
Arauco Forest Products B.V.	The Netherlands	99.9999
Arauco Generación S.A.	Chile	99.9992
Arauco Honduras S. de R.L. de C.V.	Honduras	99.9985
Arauco Internacional S.A.	Chile	99.9985
Araucomex S.A. de C.V.	Mexico	99.9985
Arauco Perú S.A.	Peru	99.9985
Arauco Wood Products, Inc.	U.S.A.	99.9985
Aserraderos Arauco S.A.	Chile	99.9992
Bosques Arauco S.A.	Chile	99.9256
Controladora de Plagas Forestales S.A.	Chile	51.0943
Forestal Arauco S.A.	Chile	99.9248
Forestal Arauco Costa Rica S.A.	Costa Rica	99.9987
Forestal Arauco Guatemala S.A.	Guatemala	99.9985
Forestal Celco S.A.	Chile	99.9256
Forestal Cholguán S.A.	Chile	97.3143
Forestal Conosur S.A.	Uruguay	99.9986
Forestal Misiones S.A.	Argentina	99.9861
Forestal Valdivia S.A.	Chile	99.9256
Industrias Forestales S.A.	Argentina	99.9986
Inversiones Celco S.L.	Spain	99.9990
Investigaciones Forestales Bioforest S.A.	Chile	99.9256
Molduras Trupán S.A.	Chile	99.9992
Paneles Arauco S.A.	Chile	99.9992
Servicios Logísticos Arauco S.A.	Chile	99.9586
Southwoods Arauco Lumber LLC	U.S.A.	99.6110
Trupán Argentina S.A.	Argentina	99.9999

Business Strategy

Our business strategy is to maximize the commercial value of our plantations by pursuing sustainable growth opportunities in our core businesses and expanding into new markets and products. We are implementing our business strategy through the following initiatives:

•	We are executing a capital expenditure plan designed to increase production capacity for pulp and forestry and wood products and to improve efficiency and productivity;

•	We are improving the growth rate and quality of our plantations and increasing production of higher margin clear wood through advanced forest management techniques; and

•	We are expanding our product line to enter into new markets by, among other activities, planting eucalyptus trees to provide hardwood pulp.

Domestic and Export Sales

The following table sets forth our sales revenue derived from exports and domestic sales for the years indicated.

	Year ended December 31,
	2002	2003	2004
	(in millions of U.S.$)
Export Sales
Bleached pulp	$466	$520	$791
Unbleached pulp	129	140	155
Sawlogs	3	—	1
Flitches	6	7	8
Sawn timber	155	190	304
Remanufactured wood products	128	145	226
Plywood and fiber panels	133	221	272
Posts	7	11	25
Other	—	—	1

Total export sales revenue	$1,027	$1,236	$1,781

Domestic Sales
Bleached pulp	33	47	58
Unbleached pulp	2	2	2
Sawlogs	14	17	32
Pulplogs	7	5	4
Sawn timber	44	57	70
Remanufactured wood products	9	2	4
Chips	1	1	—
Electric power	5	8	11
Plywood and fiber panels	45	76	102
Other	1	9	10

Total domestic sales revenue	$161	$222	$294

Total sales revenue	$1,188	$1,458	$2,075

The following table sets forth a geographic market breakdown of our export sales revenue for the years indicated.

	Year ended December 31,
	2002	2003	2004
	(in millions of U.S. dollars)
North America	$317	$340	$546
Central and South America	162	142	173
Asia	342	454	637
Europe	183	244	340
Other	23	56	84

Total	$1,027	$1,236	$1,781

Forestry Activity

Radiata pine grows at the fastest rates within a narrow band of latitude and under certain climatic conditions. One of Chile’s principal advantages in the forestry products industry lies in the short growing cycle of our radiata pine plantations. The faster rate of growth of radiata pine trees in Chile allows harvesting of pulplogs and sawlogs 16 to 18 years after planting and of high quality sawlogs 25 years after planting. For most temperate softwood forests in the Northern Hemisphere this range is 18 to 45 years for pulplogs and 50 to 150 years for high quality sawn timber. Consequently, the Chilean forestry industry is a relatively low cost producer, since a Chilean producer generally requires less time and a smaller area to produce the same volume of pine as its North American or European competitors, who face lower forest growth rates and higher transportation and investment costs as a result of the larger tracts of forests necessary to produce equivalent yields of softwood. Accordingly, since the mid-1970s, we have focused our forest management toward the application of advanced genetic and silviculture techniques to increase productivity and the quality of our plantations.

Eucalyptus, which we started planting in 1989, grows well in the forest regions of Chile. Once planted, eucalyptus trees require no further forest management (other than fire control and reduction of weeds) until harvest. The average harvest cycle of eucalyptus plantations is approximately 12 years. Once cut, eucalyptus regrows and it is only after two additional harvest rotations of approximately 12 years each that it becomes necessary to replant.

We have adopted environmentally sensitive policies towards our holdings of native forests. In selected areas, we thin native forests in compliance with applicable laws and regulations, but we do not permit clear cutting of native forests in areas surrounding rivers and streams, areas of notable environmental interest or areas with particularly fragile soil conditions. See “—Government Regulation.”

Our forestry activities have obtained ISO 14001 certification through 2007 from the International Standards Organization, or ISO. Additionally, during 2003, we obtained certification in Chile from the National Standard for Sustainable Forest Management (Estándar Nacional de Certificación Forestal Sustentable), or CERTFOR, and in 2004, CERTFOR performed its first audit of our operations and confirmed that we complied with CERTFOR requirements. In 2004, CERTFOR obtained its membership in the Pan European Forest Certification, the forestry certification that covers the largest segment of the world forestry market.

Forest Plantations

At December 31, 2004, our planted forests consisted of 85.9% radiata and taeda pine, and the balance primarily consisted of eucalyptus. Radiata and taeda pine have a rapid growth rate and a short harvest cycle compared to other commercial softwoods. Radiata and taeda pine are sufficiently versatile for both the production of forestry and wood products and the production of long fiber pulp for sale to manufacturers of paper and packaging.

We seek to manage our forestry resources in a way that ensures that the annual growth of our forest is equal to or greater than the volume of resources harvested each year. In 2004, we planted 38,681 hectares and harvested 28,611 hectares in Chile and Argentina. We believe that we will reach a long-term sustainable equilibrium in the latter part of this decade, with annual harvests and plantations of approximately 40,000 hectares.

The majority of our radiata pine is less than 15 years old. Our planted radiata pine forests are located in central and southern Chile, and most are located in close proximity to our major production facilities and to port facilities.

At December 31, 2004, our aggregate radiata pine holdings comprised approximately 39% of all Chilean radiata pine plantations, making us the country’s largest radiata pine plantation owner according to the Chilean Forestry Institute.

At December 31, 2004, we owned 233,700 hectares of forest and other land in Argentina and 27,683 hectares of land in Uruguay. Approximately 118,467 hectares of this land is planted with taeda pine and elliotti pine, a species of softwood that has a growth rate similar to that of radiata pine. The balance includes plantations of other species of trees, land to be planted, protected areas and natural forests. The majority of our Argentine pine is less than 15 years old.

The following table sets forth the number of hectares and types of uses of our land holdings and rights, as of December 31, 2004.

	At December 31, 2004
	Total	Distribution
	(in hectares)	(percentage)
Pine plantations(1)
0-5 years	202,391	16.06%
6-10 years	164,045	13.01
11-15 years	134,028	10.63
16-20 years	116,596	9.25
21+ years	69,667	5.53

Subtotal(2)	686,726	54.48
Eucalyptus plantations(3)	101,726	8.07
Plantation of other species	11,320	0.90
Land for plantations	38,701	3.07
Land for other uses(4)	422,050	33.48

Subtotal	573,796	45.52

Total	1,260,522	100.00%

(1)	All years are calculated from the date of planting.

(2)	These figures include 24,543 hectares as to which we have the right to harvest but which we do not own.

(3)	Approximately 90% of our eucalyptus plantations are less than 10 years old.

(4)	Includes roads, firebreaks, native forests and yards.

Land Acquisition and Afforestation

Our total land assets have increased from fewer than 170,000 hectares in 1980 to 1,260,522 hectares at December 31, 2004. That number includes 24,543 hectares owned by third parties as to which we have harvesting rights. Although we have acquired afforested land, the bulk of the increase in our forest plantations has been through the acquisition of bare land that is, subsequently, planted with trees. In the five years ending December 31, 2004, we purchased 102,145 hectares of bare land for plantations and other uses and 137,954 hectares of forested land in Chile. We have also significantly increased our land assets in Argentina, Uruguay and Brazil.

Although we do not currently expect to make significant acquisitions of additional land in Chile, we may do so if we are presented with the opportunity to buy land at a desired price or location. We do, however, expect to acquire additional land in Argentina, Uruguay and Brazil. There can be no assurance that we will be able to acquire land at the desired price or location.

We plan to continue our policy of supplementing our pulplog production with purchases from domestic third parties. We believe that this policy is efficient, given the significant quantities of pulpwood available from third parties and our increasing proportion of sawlogs yielded from our plantations. We believe that the aggregate of our existing plantations, land currently held by us that we intend to afforest and the third-party purchases we make in the ordinary course of our business will be sufficient to satisfy our anticipated future demand for sawlogs and pulplogs.

Chile

In December 2003, we acquired a controlling interest in Forestal Celsur S.A. by purchasing 83.05% of its shares, and we acquired an additional 16.95% of the shares in January 2004. As a result of the purchase, we acquired 13,590 hectares of land.

In May 2004, our forestry affiliates entered into an agreement with affiliates of Empresas CMPC S.A., or CMPC, to exchange forestry land held by the CMPC affiliates for land held by our forestry affiliates and made a cash payment to the CMPC affiliates. Pursuant to the agreement, our forestry affiliates acquired approximately 26,000 hectares of forestry land from the CMPC affiliates and transferred approximately 9,000 hectares of forestry land.

In December 2004, we acquired from Terranova S.A. 21,800 hectares of forestry land located in the Seventh Region of Chile. Approximately 12,300 hectares of this land is planted with radiata pine.

Argentina

In December 2002, we purchased 60,000 hectares of forestry land and plantations from Perez Companc S.A. in Argentina. We completed this transaction in January 2004, after obtaining the approval of the Argentine antitrust authority.

On March 9, 2005, we entered into an agreement to acquire from Louis Dreyfus S.A.S. 100% of the stock of Ecoboard S.A.I.F. and Louis Dreyfus S.A.I.F. in Argentina and, indirectly as a result of that purchase, 100% of the stock of CAIF S.A. and LD Manufacturing S.A. and 60% of the stock of Flooring S.A. The completion of these acquisitions is subject to the approval of the Argentine antitrust authorities, and when they are complete, we will own an additional 8,000 hectares of plantations.

Brazil

On March 9, 2005, we acquired from Louis Dreyfus S.A.S. 100% of the stock of LD Forest Products S.A. in Brazil and, indirectly as a result of that purchase, 100% of the stock of Placas do Paraná S.A. and 50% of the stock of Dynea Brasil S.A. As a result of these acquisitions, we acquired 25,800 hectares of plantations.

Forest Management

For our pine plantations, our forestry management activities seek to increase sawlogs through advanced genetic techniques, planting and site preparation procedures, thinning and pruning. Managed forests can produce trees of larger diameter and, if pruned, a higher proportion of clear wood, which generally commands a higher price than knotted wood. Although some land is not suitable for the production of pruned logs, at December 31, 2004, over 49% of our pine forests in Chile were actively managed for clear wood production.

For our eucalyptus plantations, our forestry management activities seek to increase the amount of fiber per hectare through advanced genetic techniques and planting and site preparation procedures. Eucalyptus is more expensive to plant than pine; however, after planting, eucalyptus requires minimal forest management, yields more fiber per hectare and has a shorter growth cycle and greater wood density than pine, resulting in a greater amount of pulp per hectare.

As of December 31, 2004, we have seven nurseries in Chile and Argentina, in which we grow seedlings using seeds and using cuttings from genetically selected trees. To achieve higher quality trees and an increased growth rate, we apply strict selection criteria to the trees from which seedlings are produced. Then, we plant the seedlings manually. Depending upon the species of tree to be planted and the nutrient and physical characteristics of the soil, we may also undertake a certain amount of ground preparation before planting.

Our other principal forest activities are thinning, pruning and harvesting.

Thinning, or culling inferior trees from the plantation, occurs in the following two stages:

•	Thinning to waste. Some thinned trees are chipped and used in pulp production. Thinning to waste occurs after four to six years and results in an average reduction of the number of trees per hectare from 1,250 to approximately 700.

•	Commercial thinning. Thinned trees are used in pulp production or, depending on the quality of the particular land, as sawlogs. Commercial thinning occurs at 10 to 12 years and results in an average reduction of the number of trees per hectare from 700 to approximately 450.

This high level of culling is economical for the following reasons:

•	the cost of planting is relatively low,

•	the higher number of young trees provide each other with natural protection from the elements, and

•	the high degree of selection that thinning makes possible leaves only the highest quality trees to be harvested.

Pruning involves removing branches, the source of knots, which are the main defect in sawn timber. Pruning results in a high-quality clearwood sawlog of 5.3 meters from each tree, and is conducted three times:

•	at the time of the first thinning,

•	two years later, when trees are six to eight years old, and

•	one year later, when trees are seven to nine years old.

Our eucalyptus plantations are neither thinned nor pruned.

Harvesting timber involves felling trees, removing branches from the logs, cutting the logs into appropriate sections and loading the logs onto trucks for transport to sawmills, pulp mills or ports for direct export. We use the lower section of the radiata pine, comprising the first seven to 12 meters, in sawmills and plywood mills or it is exported as sawlogs. We use the mid-section of the radiata pine, comprising, on average, the next eight to 13 meters, in either sawmills or pulp mills, depending on the diameter and quality of the pine. We use the top section of the tree for pulp and MDF production.

We keep apprised of product demand and our current inventory levels, and we match harvests from sections of our plantations that will provide the optimal yield given our product requirements. This process involves the use of sophisticated operations research models and close communication between our different operating areas to ensure that the correct amounts of timber of the required characteristics are supplied. We replant as soon as practicable after harvesting, with an average period between harvesting and replanting of one year.

The following table illustrates, on a hectare basis, the extent of our thinning, pruning and harvesting activities during the periods indicated.

	Year ended December 31,
	2002	2003	2004
	(in hectares)
Thinning	41,556	43,155	28,779
Pruning	42,754	52,217	38,453
Harvesting	23,045	23,860	28,611

We manage our forest activities, but we hire independent contractors to perform the bulk of our operations, including planting, maintenance, thinning, pruning, harvesting, transportation and access road construction. Currently, we have arrangements with more than 394 independent contractors, which employ over 13,600 workers. Many of these contractors have long-standing relationships with us, but we award many contracts based on competitive bids. We believe that our arrangements with independent contractors provide greater flexibility and efficiency than performing these activities directly.

Since areas of farmland and native forests geographically separate our forest holdings, our plantations are naturally protected against the spread of certain diseases. In addition, our subsidiary Bioforest has developed techniques to protect our forests from pests and diseases. The most prevalent pest is the European pine shoot moth, which may damage the tips of the radiata pine, resulting in deformations to the tree. We control this moth with biological methods. Specifically, we introduced the Orgilus Obscurator, a parasitic wasp that attacks only the European pine shoot moth. Other methods we use to control pests include the mechanical removal of affected tips and the use of low toxicity chemical products. Other potential diseases and pests include a fungus called Dothistroma, which reduces a tree’s growth rate, and the Sirex insect, which attacks decaying trees and results in a thinned forest.

We operate an extensive fire control organization that interacts with the fire control organizations of other forestry companies to ensure that any fire damage to our forests is minimal. The operation primarily consists of a system of spotter towers, manned 24 hours a day during the summer months, from which spotters report the direction of any fire observed to a central command post, where the fire’s exact location is determined and an appropriate ground and/or aerial response is formulated. Over the last five years, this system has limited fire damage to our forests to an average of 0.166% of the plantations per year. See “Item 4. Information on the Company—Description of Business—Insurance.”

Forest Production

We harvested 12.5 million cubic meters of logs during the year ended December 31, 2004, consisting of 7.3 million cubic meters of sawlogs, 4.0 million cubic meters of radiata pine pulplogs and 1.11 million cubic meters of eucalyptus pulplogs and other logs. We did not export any pulplogs during 2004 because substantially all of the pulplogs from our forests were used in our pulp mills. During 2004, our sawmills and panel mills used 6,687,154 cubic meters of sawlogs, and no sawlogs were exported. We also sold 941,495 cubic meters of sawlogs to unaffiliated domestic sawmills during 2004.

Pulp

We believe that we were Chile’s largest producer of bleached and unbleached softwood market pulp in terms of production in 2004. For the year ended December 31, 2004, pulp sales were U.S.$1,006 million, representing 48.48% of our total sales revenue for the period.

Pulp obtained from wood fibers is used in the manufacture of printing and writing paper, hygienic and sanitary paper, board and packaging. Whether a specific kind of pulp is suitable for a particular end use depends not only on the type of wood but also on the process used to transform the wood into pulp. Pulp made from softwoods, such as radiata pine, has long fibers and is used to provide durability and strength to paper products. Bleached pulp is used primarily for printing and writing papers and for tissue. Unbleached pulp is used primarily for linerboard (a packaging material). Pulp made from hardwoods, such as eucalyptus, has short fibers and is used in combination with long fiber in manufacturing paper products.

We use a chemical process, known as the kraft process, in our pulp mills in Chile and Argentina. The raw wood is in the form of pulplogs and chips, which are combined in the production process to produce pulp. The pulplogs are first debarked and chipped. The chips are then screened, mixed and cooked with chemicals to separate the bulk of the lignin from the wood fibers. After the material is screened and washed, it is then passed to high-density tanks. For bleached pulp, the next step is a five-stage bleaching process using chemicals, primarily chlorine dioxide. At the Arauco II, Valdivia and Licancel Mills, the bleaching process is preceded by an oxygen delignification stage. Then, the fibers are subjected to a final stage where the sheets are formed and subsequently dried and baled for transport to customers. The lignin and bark produced during this process is used to fuel the boilers that produce steam, providing heat and generating electricity for the mill. Our bleached pulp is bleached to a 90+ brightness level, as measured by the ISO test procedure, which is one of the industry’s measurement methods.

Pulp Mills

At December 31, 2004, we owned and operated four pulp mills in Chile and one in Argentina, with an aggregate installed annual production capacity of approximately 2,295,000 metric tons. Our five pulp mills produced 1,688,548 metric tons of bleached pulp and 354,776 metric tons of unbleached pulp in 2004.

All of our pulp mills are ISO 9000:2000 certified, and we expect that all of our pulp mills will be ISO 14000 certified by 2006. No seasonal factors affect plant utilization, and the pulp mills generally run at full capacity throughout the year, with eight to ten days of maintenance scheduled every 12 months.

The following table sets out bleached and unbleached kraft pulp production by plant for each of the years indicated.

	Year ended December 31,
	2000	2001	2002	2003	2004
	(in thousands of metric tons)
Chile
Arauco Mill (bleached)
Arauco I	255	284	258	252	260
Arauco II	484	485	498	494	508
Valdivia Mill (bleached)(1)	—	—	—	—	430
Constitución Mill (unbleached)	334	350	354	357	355
Licancel Mill (bleached)	118	110	113	134	141

Subtotal	1,191	1,229	1,223	1,237	1,694

Argentina
Alto Paraná (bleached)	307	300	323	345	349
Total	1,498	1,529	1,546	1,582	2,043

(1)	The Valdivia Mill commenced operations in February 2004.

Chile

Arauco I. Arauco I, which was completed in 1972, is located at the Arauco Mill in the heart of a group of our radiata pine plantations in the Eighth Region of Chile. Arauco I is equipped to produce elementary chlorine-free pulp, which does not use chlorine gas. Elementary chlorine-free pulp is also produced by a significant portion of our competitors in each of the world’s major pulp producing regions. The installed annual production capacity of Arauco I is approximately 270,000 metric tons of eucalyptus and pine bleached kraft pulp.

Arauco II. Also located at the Arauco Mill, Arauco II was completed in 1991. Arauco II’s pulping process is fundamentally the same as that of Arauco I, but it includes technological improvements in its production process and environmental design. Arauco II is also equipped to produce elementary chlorine-free pulp. The installed annual production capacity of Arauco II is approximately 500,000 metric tons of pine bleached kraft pulp.

Constitución Mill. The Constitución Mill is located in the heart of a group of our radiata pine forests in the Seventh Region of Chile. As of December 31, 2004, the Constitución Mill is the largest unbleached softwood market pulp mill in the world, with an installed annual production capacity of approximately 355,000 metric tons.

Licancel Mill. We acquired the Licancel Mill in September 1999. It is located in Licantén, which is 250 kilometers south of Santiago. The mill has an installed annual production capacity of approximately 140,000 metric tons of eucalyptus kraft pulp and pine bleached kraft pulp. The Licancel Mill is equipped to produce elementary chlorine-free pulp.

Valdivia Mill. We completed construction of the Valdivia Mill during the first quarter of 2004 and commenced operations in February 2004. The Valdivia Mill is located in the Tenth Region of Chile, an area with significant radiata pine and eucalyptus plantations. The Valdivia Mill has an installed potential annual production capacity of approximately 685,000 metric tons of bleached pulp, consisting of softwood pulp and eucalyptus pulp.

The Valdivia Mill has been subject to legal and administrative proceedings, and on June 8, 2005 we decided to voluntarily suspend operations at the mill. See “Item 3. Key Information—Risk Factors—Risks Relating to Arauco and the Forestry Industry—Environmental concerns have led us to temporarily suspend our operations at the Valdivia Mill, which will adversely affect our business, financial condition and results of operations,” “Item 4.

Information on the Company—Government Regulation—Environment” and “Item 8. Financial Information—Legal Proceedings” and “—Recent Developments.”

Nueva Aldea Project. During 2004, we commenced construction of the second phase of the Nueva Aldea Project, which includes the development of a new pulp mill with installed annual production capacity of 856,000 tons of bleached pulp, consisting of softwood pulp and eucalyptus pulp. We expect to complete construction in 2006.

The second phase of the Nueva Aldea Project has been subject to significant environmental challenges, and construction of the pulp mill was temporarily suspended between January 12 and March 10, 2005. See “Item 3. Key Information—Risk Factors—Risks Relating to Chile—The application of Chilean environmental regulations could adversely affect our ability to accomplish our development goals and adversely affect our results of operations,” “Item 4. Information on the Company—Government Regulation—Environment” and “Item 8. Financial Information—Legal Proceedings.”

Argentina

Alto Paraná Mill. Alto Paraná’s softwood pulp mill is located in the province of Misiones, a region whose soil and climate are favorable for the rapid growth of pine trees. The Alto Paraná mill is the only bleached softwood kraft market pulp facility in Argentina. The mill has installed annual production capacity of approximately 350,000 tons of pulp, which includes approximately 260,000 tons of bleached softwood pulp, currently representing almost all of the total bleached softwood pulp production capacity in Argentina, and approximately 90,000 tons of fluff pulp.

Production Costs

Based on information published by Resource Information Systems, Inc., our cash costs for softwood pulp production are significantly lower than the average costs of market pulp producers in Canada, the United States and Scandinavia, particularly with respect to timber and labor costs. While our modern facilities result in depreciation exceeding that of such Northern Hemisphere producers, our costs are still significantly lower than the average costs of our Northern Hemisphere competitors, on a total delivered cost basis. The following table compares our costs for the production of bleached softwood kraft market pulp to the average costs of market pulp producers in selected regions in the Northern Hemisphere for the year ended December 31, 2003.

	Bleached Softwood Kraft Pulp Producers’ Cost
	Arauco	British Columbia Coast	British Columbia Interior	United States South	Sweden	Finland
	(in U.S.$ per metric ton for the year ended December 31, 2003)
Wood	92	148	117	134	209	229
Total chemicals	29	47	50	41	44	42
Labor	10	61	44	38	37	38
Others(1)	45	87	86	77	32	19

Total cash cost	176	343	297	290	322	328
Depreciation	54	55	39	62	50	65

Total mill cost	230	398	336	352	372	393
Transportation(2)	42	50	81	62	25	30

Total delivered cost	272	448	417	414	397	423

(1)	Includes energy, materials and other production costs.

(2)	Delivered in Northern Europe.

Source: Resource Information Systems, Inc. World Pulp Annual Historical Data, March 2005, except Arauco information, which is furnished by Arauco.

Sales

The world market for bleached softwood kraft market pulp during the year ended December 31, 2004 was approximately 20.6 million metric tons. Based on information published by Resource Information Systems, Inc., we believe that our production represented 6.1% of this market in 2004. During the year ended December 31, 2004, we sold approximately 93.5% of our bleached pulp abroad, principally to customers in Asia and Western Europe. The domestic market in Chile is dominated by a single integrated pulp and paper manufacturer, so the Chilean market for bleached market pulp is relatively small.

Integrated manufacturers dominate the world production of unbleached softwood pulp, which leaves non-integrated companies that sell market pulp, like us, with only a small percentage of total production. “Market pulp” is pulp sold to manufacturers of paper products, as opposed to pulp produced by an integrated paper producer for use in its paper production facilities. With a total world production of unbleached softwood kraft market pulp of 2.3 million metric tons for 2004, according to Resource Information Systems, Inc., our Constitución Mill was the world’s largest single producer of market pulp, with 15.6% of the total market in 2004. During the year ended December 31, 2004, approximately 98.6% of our total unbleached market pulp sales consisted of export sales. While for the last five years Asia has been our principal export market for unbleached market pulp, we continually seek niche markets for our products in Western Europe and the United States. Historically, our sales in the Chilean market have been less than 5% of our total unbleached pulp sales revenue.

The following table sets forth, by region, the sales volumes of bleached and unbleached pulp for the years indicated.

	Year ended December 31,
	2002	2003	2004
	(in metric tons)
Bleached Pulp
North and South America	278,471	261,440	272,679
Europe	420,265	425,770	540,454
Asia	499,084	517,319	825,829
Other	17,773	26,240	553

Total	1,215,593	1,230,706	1,639,515

Unbleached Pulp
North and South America	24,398	26,143	34,593
Europe	13,558	18,233	19,115
Asia	311,406	322,371	308,039
Other	—	—	—

Total	349,362	366,747	361,747

While there are many grades and varieties, pulp is a commodity that is marketed primarily on the basis of price and service. In marketing our pulp, we seek to establish long-term relationships with non-integrated end users of pulp by providing a competitively priced, high-quality, consistent product and excellent service. The consistency of our pulp derives from our state-of-the-art mills and our use of a single species of tree, in contrast to pulp producers in some of the world’s major softwood pulp producing regions that mix different species, depending on availability and seasonality. Our bleached pulp is marketed under the brand names “Arauco” and “Alto Paraná,” and our unbleached pulp is marketed under the brand name “Celco.”

Prices for bleached softwood kraft market pulp produced from radiata pine generally fluctuate depending on prevailing world prices, which historically have been cyclical. The fluctuations generally depend on worldwide demand, world production capacity, business strategies adopted by major forestry, pulp and paper producers and the availability of substitutes. See “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Overview” and “—Prices.”

The following table sets forth our average bleached and unbleached pine pulp prices per metric ton at the indicated dates, for the years indicated.

	2002	2003	2004
	(U.S.$ per metric ton)
Bleached Pulp
March 31	365	471	528
June 30	437	466	583
September 30	447	471	495
December 31	413	482	486

Unbleached Pulp
March 31	348	418	446
June 30	405	381	451
September 30	379	388	417
December 31	361	392	421

In accordance with customary pulp market practice, we do not have long-term sales contracts with our customers; rather we maintain long-standing relationships with our customers pursuant to which we periodically reach agreements on specific volumes and prices. We have a diversified customer base located throughout the world and totaling, as of December 31, 2004, more than 300 clients. As of December 31, 2004, we employ more than 15 sales agents to represent us in more than 50 countries. We manage this worldwide sales network from our headquarters in Chile.

Forestry and Wood Products

Our forestry products are sawlogs and pulplogs. As a result of our forest management policies and the increasing maturity of our plantations, our plantations are yielding increasing volumes of forestry products, particularly clear wood. As the volume of clear wood has grown, we have broadened our range of forestry products. For the year ended December 31, 2004, revenue from sales of forestry and wood products was U.S.$1,048 million, representing 50.5% of our total sales revenue.

Our wood products include sawmill products, remanufactured wood products, plywood and fiber panels.

Sawmills

Our sawmill products are sawn timber (green, kiln-dried lumber and flitches) and remanufactured wood products. For the year ended December 31, 2004, revenue from sales of sawmill products was U.S.$612.5 million, representing 29.51% of our total sales revenues for the period.

As of December 31, 2004, we own 14 sawmills, 12 in Chile and two in Argentina, with aggregate installed annual processing capacity of approximately 6,495,400 cubic meters of sawlogs and an aggregate installed annual production capacity of approximately 3,380,000 cubic meters of lumber. Contractors that are not related to us or to each other operate our 12 sawmills in Chile. We operate our sawmills in coordination with our forestry and sales operations, since our sawn timber is generally produced in accordance with customer specifications. All of the sawmills are located near our radiata pine plantations.

As of December 31, 2004, we also own seven remanufacturing facilities, five in Chile and two in Argentina, that reprocess sawn timber into remanufactured wood products, such as moldings, jams and pre-cut pieces that end users require for doors, furniture and door and window frames. These facilities produced 367 thousand cubic meters of remanufactured wood products in 2004.

Aserraderos Arauco was established in 1993 to centralize management and control production in our sawmill and remanufacturing operations. Our sawmills and remanufacturing facilities in Chile are currently operated by independent contractors that are paid sawing service fees calculated on a fixed and variable basis depending on productivity, with price renegotiations in the event of material changes in costs or productivity. Each of our 17 independent contractors operates exclusively for us and only with respect to one sawmill or remanufacturing facility. We believe that our arrangements with independent contractors provide us with greater flexibility and efficiency than performing such activities on our own. We operate our sawmills and remanufacturing facilities in Argentina.

A log merchandising facility located at the same site as our Horcones I Sawmill cuts and classifies wood destined for our plywood facility, sawmills or pulp mills or for the export market. The Nueva Aldea Project also included a log merchandizing facility, which was completed in the first phase of the project.

The following is a brief description of our sawmills and remanufacturing facilities and their production capacity, as of December 31, 2004. Processing capacity measures a facility’s input, while production capacity measures its output. Typically, a facility’s production capacity is 45% to 50% less than its processing capacity.

Chile

Araucana Sawmill. This sawmill processes logs to produce sawn timber, including high-grade sawn timber for remanufacturing and flitches. It has installed annual production capacity of approximately 130,000 cubic meters of lumber.

Cholguán Sawmill. This sawmill was acquired in March 2000 and has installed annual production capacity of approximately 350,000 meters of lumber, as well as drying kiln facilities and two remanufacturing facilities with installed annual production capacity of approximately 66,000 cubic meters of remanufactured wood products. The Cholguán sawmill also has a special facility for making laminating beams with installed annual production capacity of approximately 8,400 cubic meters and drying facilities with installed annual production capacity of approximately 260,000 cubic meters.

Coelemu Sawmill. This sawmill has installed annual production capacity of approximately 80,000 cubic meters of lumber. Much of the mill’s production is sold into the Japanese market for thin and narrow sawn timber.

Colorado Sawmill. This sawmill has installed annual production capacity of approximately 360,000 cubic meters of lumber and produces “green” sawn timber (or sawn timber that is not kiln dried) for the Chilean, Japanese and Middle Eastern markets. It also has drying facilities with installed annual production capacity of approximately 190,000 cubic meters.

El Cruce Sawmill. This sawmill has installed annual production capacity of approximately 100,000 cubic meters of lumber.

Escuadrón Sawmill. This sawmill has installed annual production capacity of approximately 100,000 cubic meters of lumber, and it produces all types of sawn timber. It also has drying kilns with installed annual production capacity of approximately 80,000 cubic meters.

Horcones I Sawmill. This sawmill has installed annual production capacity of approximately 360,000 cubic meters of lumber. It also has drying kilns with installed annual production capacity of approximately 400,000 cubic meters and a remanufacturing facility with installed annual production capacity of approximately 136,000 cubic meters of remanufactured wood products.

Horcones II Sawmill. This sawmill has installed annual production capacity of approximately 250,000 cubic meters of lumber, as well as drying kiln facilities with installed annual production capacity of approximately 200,000 cubic meters.

Mariquina Sawmill. This sawmill has installed annual production capacity of approximately 360,000 cubic meters of lumber. It also has drying facilities with installed annual production capacity of approximately 340,000 cubic meters of remanufactured wood products and a remanufacturing facility with installed annual production capacity of approximately 72,000 cubic meters of remanufactured wood products.

Mutrún Sawmill. This sawmill has installed annual production capacity of approximately 130,000 cubic meters of lumber. It is also equipped with drying kilns with installed annual production capacity of approximately 95,000 cubic meters.

Viñales Sawmill. This sawmill has installed annual production capacity of approximately 260,000 cubic meters of lumber. It is also equipped with drying kilns with installed annual production capacity of approximately 210,000 cubic meters and a remanufacturing facility with installed annual production capacity of approximately 120,000 cubic meters of remanufactured wood products.

Nueva Aldea Project. By the end of 2004, we had completed construction of the first phase of the Nueva Aldea Project in the Eighth Region of Chile. This phase included construction of a sawmill with installed annual production capacity of approximately 400,000 cubic meters of sawn timber, a plywood mill with installed annual production capacity in excess of 210,000 cubic meters, and a cogeneration plant. The total cost of this phase was approximately U.S.$154.0 million. The Nueva Aldea Project has been subject to legal and administrative proceedings that are unrelated to the sawmill built in the first phase. See “Item 4. Information on the Company—Description of Business—Government Regulation—Environment.”

Argentina

Bosetti Sawmill. Alto Paraná acquired this sawmill in 2004 as part of its purchase of the forestry assets of Perez Companc in Argentina. This mill has installed annual production capacity of approximately 180,000 cubic meters of lumber. It also has drying facilities with installed annual production capacity of approximately 180,000 cubic meters of remanufactured wood products and a remanufacturing facility with installed annual production capacity of approximately 18,000 cubic meters of remanufactured wood products.

Piray Sawmill. This sawmill, previously known as the Misiones Sawmill, was completed in 2000. It has installed annual production capacity of approximately 320,000 cubic meters of lumber. It is also equipped with drying kilns with installed annual production capacity of approximately 320,000 cubic meters and a remanufacturing facility with installed annual production capacity of approximately 36,000 cubic meters of remanufactured wood products.

Panels

Our panel products are plywood and fiber panels. At December 31, 2004, we owned two plywood mills, one HB mill and two MDF mills in Chile, and we owned one MDF mill in Argentina. For the year ended December 31, 2004, sales of panels were U.S.$373.8 million, representing 18.0% of our total sales revenues.

The total annual production capacity of these six mills is approximately 1,320,000 cubic meters of plywood and fiberboard panels, placing us among the principal wood panel companies in Latin America. The total installed annual production capacity of our two plywood mills is approximately 560,000 cubic meters of plywood. During 2004, they produced an aggregate of 353,575 cubic meters of plywood. Our HB mill has installed annual production capacity of approximately 60,000 cubic meters per year, and produced 61,030 cubic meters of panels in 2004. Our MDF mills have an installed annual production capacity of approximately 700,000 cubic meters, and in 2004 they produced an aggregate of 707,204 cubic meters of panels.

On March 9, 2005, we acquired from Louis Dreyfus S.A.S. 100% of the stock of LD Forest Products S.A. and, indirectly as a result of that purchase, 100% of the stock of Placas do Paraná S.A. and 50% of the stock of Dynea Brasil S.A. With these acquisitions, we acquired an MDF mill with installed annual production capacity of approximately 250,000 cubic meters, a particleboard mill with installed annual production capacity of approximately 320,000 cubic meters, an impregnated paper mill and a formaldehyde and resin plant.

On March 9, 2005, we also entered into an agreement to acquire from Louis Dreyfus S.A.S. 100% of the stock of Ecoboard S.A.I.F. and Louis Dreyfus S.A.I.F. in Argentina and, indirectly as a result of that purchase, 100% of the stock of CAIF S.A. and LD Manufacturing S.A. and 60% of the stock of Flooring S.A. The completion of these acquisitions is subject to the approval of the Argentine antitrust authorities. When they are complete, we will own a particleboard mill with installed annual production capacity of approximately 230,000 cubic meters and an MDF and particleboard-based wood floor mill with installed annual production capacity of approximately two million square meters.

Sales

The following table sets forth, by category, our forestry and wood products sales to unaffiliated third parties for each of the years indicated.

	Year ended December 31,
	2000	2001	2002	2003	2004
	(in thousands of cubic meters)
Sawlogs	989	515	585	516	941
Pulplogs	516	451	419	256	177
Sawn timber	1,078	1,190	1,510	1,608	1,918
Remanufactured wood products	185	273	248	299	344
Plywood and fiber panels	314	466	643	1,059	1,107

Exports accounted for 79.7% of our total sales revenues of panels, forestry and wood products for the year ended December 31, 2004. We sell sawn timber primarily to customers in Asia, the Middle East and the United States, as well as to domestic customers. We sell remanufactured wood products primarily to customers in the United States and Europe.

Competition

We experience substantial worldwide competition in each of our geographical markets and in each of our product lines. Several of our competitors are larger than we are and may have greater financial and other resources than we have.

We face competition in our pulp sales from one other major Chilean producer, CMPC Celulosa S.A., and from pulp producers in other regions, particularly Canada, the United States, New Zealand and the Scandinavian countries for soft wood bleached market pulp, Brazil and Indonesia for hardwood bleached market pulp and South Africa, the United States, Portugal and New Zealand for unbleached market pulp. We have been able to compete successfully because of our reputation for dependable service and our low production costs, which provide us with a competitive price advantage.

Our principal competitors in the forestry and wood products markets are the major European, North American, New Zealand and Chilean forestry companies, including Masisa S.A. and Forestal Mininco S.A., a CMPC subsidiary. We believe that our relatively low cost of wood, our operating efficiencies, such as in transportation, our ability to customize orders, our domestic and off-shore sales and marketing organizations and the versatility of radiata pine allow us to compete effectively in the world market for forestry and wood products.

Transportation, Storage and Distribution

To remain competitive with pulp suppliers elsewhere in the world, we ship pulp to various distribution centers around the world from which final delivery to the customer is made. Historically, Arauco and other Chilean pulp and forestry products producers have coordinated their transportation requirements to achieve larger lots to fill specially designed pulp, forestry products and log ships and thus obtain competitive freight rates.

The following are the principal Chilean ports that we use:

•	San Vicente and Talcahuano. Both are state-owned ports near the city of Concepción through which we shipped approximately 15.03% of our aggregate export volume during 2004;

•	Lirquén. A private port in Concepción in which we have an equity interest of 20.1% and through which we shipped approximately 22.14% of our aggregate export volume during 2004; and

•	Coronel. A private port located between Concepción and the Arauco Mill, which we constructed as a member of a consortium with five other companies. We shipped approximately 58.32% of our aggregate export volume through this port in 2004.

The ports we use in Chile are approximately 60 kilometers from the Arauco Mill, 300 kilometers from the Constitución Mill and 420 kilometers from the Valdivia Mill. We have a pulp storage warehouse at the port of Coronel with a capacity of 135,000 metric tons, a pulp storage warehouse at the port of San Vicente with a capacity of 75,000 metric tons and a pulp storage warehouse at the port of Lirquén with a capacity of 140,000 metric tons.

We ship pulp to various ports in Europe, North and South America and Asia and, as is customary in the pulp industry, we store some stock in those ports. We use 15 foreign ports that have warehouse facilities available, and standard storage terms provide that we are entitled to a certain period of storage free of charge. We seek to ensure that it does not exceed the free storage period for each shipment. At December 31, 2004, we had approximately 37,445 metric tons in storage in warehouses at foreign ports.

We believe that our shipping costs are comparable to those of our international competitors, notwithstanding Chile’s greater distance from Europe, because of the proximity of our plantations and mills to the Pacific coast and the economies of scale we achieve through our coordinated shipments with other Chilean producers.

In Argentina, timely and economical delivery of finished products to our customers is an important factor in our ability to compete effectively, and we ship most orders either by truck or railway almost immediately after they are produced.

Description of Property

Our principal properties consist of land and production plants and facilities, the majority of which are located in Chile. At December 31, 2004, we owned approximately 999,140 hectares of land in Chile, over 669,317 hectares of which consist of forest plantations, and 261,383 hectares of land in Argentina and Uruguay, of which 130,455 consist of forest plantations. In addition, at December 31, 2004, we owned various plants and facilities, including four pulp mills, five panel mills, twelve sawmills and five remanufacturing facilities in Chile and one pulp mill, two sawmills, one MDF mill and two remanufacturing facilities in Argentina.

In March 2005, we acquired an MDF mill, a particleboard mill with an impregnated paper mill, a formaldehyde and resin plant and 25,800 hectares of land in Brazil and a particleboard mill, an MDF and particleboard-based wood floor mill and 8,000 hectares of plantations in Argentina. See “Item 4. Information on the Company—Description of Business —Pulp,” “—Sawmills” and “—Panels.”

Insurance

Consistent with industry practice, we maintain fire insurance coverage for all our Chilean forest holdings but do not insure against pests or disease. Depending on the age of the trees affected, our insurance covers timber loss, either at replacement cost or commercial value. Our Argentine operations do not maintain fire insurance for their timber assets because we believe that the risk of damage from fire is low because Argentina receives significant amounts of rainfall, particularly during the summer months. We do not carry fire insurance for our forests in Brazil because the risk of damage from fire does not justify the costs of carrying insurance.

We also carry insurance, consistent with industry practice, covering our production plants, facilities and equipment. This insurance provides coverage, in the event of fire, explosion or natural disaster, for 12 months’ profits (18 months, in the case of a boiler explosion in our pulp mills). All of our insurance policies covering our forest holdings and production plants, facilities and equipment in Chile are carried by Compañía de Seguros Generales Cruz del Sur S.A., or Cruz del Sur, a related company. See “Item 7. Major Shareholders and Related

Party Transactions—Related Party Transactions.” Our MDF and particleboard mills in Brazil are insured by AGF Brasil Seguros, and their policies cover fire and explosions.

CAPITAL EXPENDITURES

To utilize our increasing volume of forest production, we have continually added to, expanded and modernized our processing facilities. Our planned capital expenditures for 2005 include the construction of the second phase of the Nueva Aldea Project, which includes development of a pulp mill for the production of bleached pulp. Currently, we expect to complete this pulp mill in 2006, with projected annual capacity of approximately 856,000 metric tons of bleached pulp. If completed on schedule, we expect the Nueva Aldea Project to require capital expenditures of approximately U.S.$850 million, to be funded from operating income and indebtedness, of which approximately U.S.$205.0 million was paid as of December 2004.

The second phase of the Nueva Aldea Project has been subject to legal and administrative proceedings, and its construction was temporarily suspended from January 12, 2005 to March 10, 2005. These difficulties may affect our planned capital expenditures for 2005. See “Item 3. Key Information—Risk Factors—Risks Relating to Arauco and the Forestry Industry—We were and may continue to be subject to environmental actions that could adversely affect our results of operations” and “Item 4. Information on the Company—Description of Business—Government Regulation—Environment.”

In 2004, aggregate capital expenditures were U.S.$757.3 million, consisting primarily of U.S.$348.0 million in investments in the pulp business, principally U.S.$238.6 million in the Nueva Aldea Project and U.S.$75.4 million in the Valdivia Mill, U.S.$65.4 million in investments in the wood products business and U.S.$289.1 million in investments in the forestry area.

In December 2004, through Forestal Celco, we acquired from Terranova 21,800 hectares of forestry land located in the Seventh Region of Chile. We paid U.S. $73.3 million and, through this purchase, acquired 12,300 hectares of radiata pine plantations.

In March 2005, we acquired LD Forest Products S.A. and, indirectly as a result of that purchase, Placas do Paraná S.A. and Dynea Brasil S.A. We also entered into an agreement to acquire Ecoboard S.A.I.F. and Louis Dreyfus S.A.I.F. and, indirectly as a result of that purchase, CAIF S.A. and LD Manufacturing S.A. and Flooring S.A. The aggregate consideration for these assets in Brazil and Argentina will be approximately U.S.$300 million, representing payments to Louis Dreyfus S.A.S. of approximately U.S.$200 million and our assumption of approximately U.S.$100 million aggregate indebtedness of the acquired businesses.

These capital expenditures represent amounts accrued for purposes of our audited consolidated financial statements and do not necessarily represent the cash cost of capital expenditures in 2004.

GOVERNMENT REGULATION

Environment

In each country where we have operations, we are subject to numerous national and local environmental laws, regulations, decrees and municipal ordinances concerning, among other things, health, the handling and disposal of solid and hazardous waste, discharges into the air, soil and water and other environmental impacts. Some of these laws require us to conduct environmental impact studies of future projects or activities (or major modifications thereto). Under these laws, our operations may be subject to specific approvals, consents and regulatory requirements, and emissions and discharges may be required to meet specific standards and limitations. We have made and will continue to make substantial expenditures to comply with such environmental laws, regulations, decrees and ordinances.

Chile

The Chilean legislation to which we are subject includes the Chilean Environmental Law and related regulations. The Chilean Environmental Law created the National Environmental Commission (Comisión Nacional del Medio Ambiente), or CONAMA, and the Regional Environmental Commissions (Comisiones Regionales del Medio Ambiente), which are agencies of the Ministry of the Presidency (Ministerio Secretaría General de la Presidencia). These commissions are responsible for, among other things, coordinating existing environmental regulations and evaluating environmental impact studies. Under the Chilean Environmental Law, we are required to conduct environmental impact studies of any future projects or activities (or their significant modifications) that may affect the environment. These and other regulations also establish procedures for private citizens to object to the plans or studies submitted by project owners.

CONAMA and the Regional Environmental Commissions may also participate in the oversight of the implementation of projects in accordance with their environmental impact statements. Under the Chilean Environmental Law and other regulations, affected private citizens, public agencies and local authorities can sue to enforce environmental compliance. Enforcement remedies include temporary or permanent closure of facilities and fines. The application of these environmental laws and remedies may adversely affect the manner in which we seek to implement our business strategy and our ability to realize our strategy.

We recently faced certain environmental administrative proceedings in connection with the Valdivia Mill. In connection with these proceedings and based on recent legislation, Administrative Proceedings Law No. 19,880, the Environmental Commission for the Tenth Region (Comisión Regional del Medio Ambiente de la Decima Region), ordered the suspension of production at the Valdivia Mill as an interim preventive measure in January 2005. The mill reopened in February 2005, after the Environmental Commission for the Tenth Region determined that the mill could continue operations subject to a number of conditions.

On June 6, 2005, the Environmental Commission for the Tenth Region modified our permit for the Valdivia Mill by, among other requirements, reducing the annual production capacity of the mill to 440,000 metric tons until we comply with certain conditions, which include additional monitoring of some aspects of our emissions. In addition, the modifications set new emission limits for several pollutants and require us to conduct a new environmental impact study for an alternative system for the discharge of wastewater. Within nine months, we must submit this new study to the Environmental Commission for the Tenth Region for approval. We must construct and implement the alternative system, which cannot involve the discharge of effluents into the Cruces River, the Carlos Anwandter Sanctuary or their affluents, within 15 months of approval of the environmental impact study. We have formally requested that the Environmental Commission for the Tenth Region reconsider its modifications to our permit.

In June 2005, we voluntarily suspended operations at the Valdivia Mill. We intend to continue discussions with the regulatory authorities regarding the potential impacts of our operations and possible means to address the regulatory issues and environmental concerns that have been raised. See “Item 8. Financial Information—Legal Proceedings” and “—Recent Developments.”

We also faced environmental proceedings in connection with the pulp mill that is currently under construction at the Nueva Aldea Project. As a result, the Environmental Commission for the Eighth Region required us to suspend construction at the Nueva Aldea Project for approximately two months in January 2005. We resumed the construction of the pulp mill in March 2005, after complying with the conditions set by the Environmental Commission for the Eighth Region. There can be no assurance as to the results of these and other environmental proceedings or as to when they may be resolved. See “Item 8. Financial Information—Legal Proceedings.”

Argentina

Our operations in Argentina are subject to Argentine environmental legislation, including regulation by municipal, provincial and federal governmental authorities. Argentine environmental legislation includes the requirement that water used or recovered in the production process be treated and purified before being returned to the Alto Paraná River at the proper temperature. All gaseous emissions must be scrubbed to ensure satisfactory levels of waste particle recovery and odor removal. Regular testing of river and air quality is used to monitor the ultimate impact of the mill on the environment.

We believe that we are currently in material compliance with all applicable local and national environmental regulations governing our operations in Argentina.

Brazil

Our Brazilian operations are subject to environmental legislation, including municipal, regional and federal governmental laws, regulations and licensing requirements. Law No. 6,938 establishes strict liability for environmental damage, mechanisms for enforcement of environmental standards and licensing requirements for activities that are damaging or potentially damaging to the environment. A violation of environmental laws and regulations may result in

•	fines,

•	partial or total suspension of activities,

•	forfeiture or restriction of tax incentives or benefits, or

•	forfeiture or suspension of participation in credit lines with official credit establishments.

As a result, we may become liable for environmental damages caused by management of our materials, including damages caused during the transportation, treatment and disposal of our industrial waste, even where third parties manage such activities on our behalf.

Law No. 9,605 provides that individuals or entities whose conduct or activities cause harm to the environment are subject to criminal and administrative sanctions and are liable for any costs to repair the damages resulting from such harm. For individuals who commit environmental crimes, criminal sanctions range from fines to imprisonment; for legal entities, criminal sanctions include dissolution. In addition, Law No. 9,605 also establishes that the corporate structure of a company may be disregarded if the structure impedes the recovery for harm caused to the environment. We are not aware of any successful assertion of claims against shareholders under this provision of Law No. 9,605.

We believe we are currently in material compliance with all applicable local and national environmental regulations governing our operations in Brazil.

Forestry Regulation

Chile.

The management and exploitation of forests in Chile is regulated by the Forests Law of 1931, as amended, and Decree-Law No. 701 of 1974, as amended. The Forests Law and Decree-Law No. 701 impose a variety of restrictions on the management and exploitation of forests. Forestry activities, including thinning, on land that is designated as preferably suited for forests or that has natural or planted forests, are subject to management plans that require the approval of the National Forestry Corporation (Corporación Nacional Forestal). In addition, the Forests Law and Decree-Law No. 701 impose certain standards for the prevention of forest fires, as well as fines for the harvesting or destruction of trees and shrubs in violation of the terms of a forest management plan. We believe that we are in material compliance with the Forests Law and Decree-Law No. 701.

The Chilean Congress is currently considering a bill that provides for the management and conservation of native tree forests and forest development. This bill would establish a fund for the conservation and sustainable management of native forests. Owners of native forests would be able to participate so long as they had a management plan approved by the National Forestry Corporation. Depending on the owner’s approved plan, as well as other factors, the subsidy provided by the fund would be between U.S.$200 and U.S.$400 per hectare. The bill would prohibit the harvesting of native trees in certain areas and under certain conditions. The possible effect of this bill on our business, if any, cannot be quantified, but management believes it will not have a material effect. Currently, we do not perform clear cutting of native forest or any cutting in areas surrounding rivers and streams, areas of notable environmental interest or areas with particularly fragile soil conditions.

All of our forest activities are ISO 14001 certified, and our pulp mills are ISO 9001:2000 certified. During 2003, we obtained the certification in Chile from CERTFOR, and in 2004, CERTFOR undertook its first audit of our operations and confirmed that we complied with CERTFOR requirements. See “Item 4. Information on the Company—Description of Business—Forestry Activity.”

Argentina.

The management and exploitation of forests in Argentina is regulated by National Law 13,273, National Law 25,080, National Decree 710, Provincial Law No. 854 and other regulations promulgated thereunder, which collectively constitute the regulatory framework. The regulatory framework imposes a variety of restrictions on the management and exploitation of forests in Argentina. The regulatory framework regulates the replanting of land after harvesting. We believe that our Argentine operations are in material compliance with the regulatory framework.

Brazil.

Environmental laws and regulations relating to the management and exploitation of forests and the protection of Brazilian plant and wildlife govern our Brazilian forestry operations. Under this regulatory framework Brazilian authorities establish forest preservation areas and regulate replanting of forests after harvesting. We believe that our Brazilian operations are in material compliance with the regulatory framework.

Item 5.	Operating and Financial Review and Prospects

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion is based on and should be read in conjunction with our audited consolidated financial statements and the notes thereto, included elsewhere in this annual report. Our consolidated financial statements are prepared in U.S. dollars in accordance with U.S. GAAP.

Overview

We derive our sales revenue from the sale of bleached and unbleached pulp and forestry and wood products, such as sawlogs, pulplogs, sawn timber, remanufactured wood products and panels. For the year ended December 31, 2004, export sales constituted approximately 85.8% of our total sales revenue. Sales of pulp constitute the single largest component of our sales revenue. As with many commodities, pulp is subject to cyclical price fluctuations determined by global supply and demand. Accordingly, our sales revenue is subject to cyclical fluctuations. World prices for forestry and wood products, which are also generally viewed as commodities, fluctuate significantly.

Although prices tend to have the most significant effect on our results of operations, sales volume and product mix, costs and exchange rate fluctuations also can have a substantial impact on our results.

Our business and results of operations depend, to a large extent, on the level of economic activity, on government and foreign exchange policies and on political and economic developments in our principal export markets. In 2004, we exported our products to Asia, to North, Central and South America, to Europe and, to a lesser extent, to Africa and the Middle East. In 2004, approximately 94.0% of our total pulp sales and approximately 79.7% of our total forestry, wood products and panel product sales were attributable to exports, principally to customers in the Americas, Asia and Western Europe. Our business, earnings and prospects may be materially and adversely affected by developments in these export markets with respect to inflation, interest rates, currency fluctuations, protectionism, government subsidies, price and wage controls, exchange control regulations, taxation, expropriation or social instability, as well as by political, economic or diplomatic developments.

At December 31, 2004, approximately 83.8% of our long-lived assets were located in Chile and approximately 16.2% were located in Argentina. In 2004, approximately 11.1% of our consolidated sales revenue was derived from sales to customers in Chile and approximately 3.1% of our consolidated sales revenue was derived from sales to customers in Argentina. In addition, in March 2005, we entered into an agreement to acquire 100% of the stock of Ecoboard S.A.I.F. and Louis Dreyfus S.A.I.F. in Argentina, although the acquisition remains subject to antitrust approval in Argentina. Accordingly, our financial condition and results of operations depend, to a certain extent, upon economic conditions in Chile and Argentina.

During the first quarter of 2005, we acquired all of the shares of capital stock of LD Forest Products S.A., a forest company located in the Brazilian state of Paraná, and of Placas do Paraná S.A., an industrial company in Paraná, as well as 50% of the shares of capital stock of Dynea Brasil S.A., a wood products company in Paraná. Consequently, to a certain extent, our financial condition and results of operations will depend on economic conditions in Brazil.

Despite growth in the 1980s and 1990s, the Chilean economy has remained smaller than the economies of certain other Latin American countries. In 2000, the Chilean gross domestic product grew 4.2%, but growth slowed to 3.1% in 2001, 2.1% in 2002 and 3.3% in 2003. Unemployment was high, averaging 9.2% in 2001, 9.0% in 2002 and 8.5% in 2003. During 2004, GDP grew 6.1%, but unemployment remained high, averaging 8.8% for the year.

From late 1998 to 2002, the Argentine economy went through an economic recession marked by reduced levels of consumption and investment and an elevated unemployment rate. Argentine GDP decreased by 3.4% in 1999, 0.8% in 2000, 4.4% in 2001 and 10.9% in 2002. In December 2001, amid public demonstrations and the resignation of the Argentine president, Argentina declared a suspension on payment of its foreign debt. In early 2002, the government released the Argentine peso from its one-to-one peg to the dollar and allowed the exchange rate to float, resulting in a 49.6% devaluation of the Argentine peso from January 1, 2002 to December 31, 2002. During 2003 and 2004, economic indicators showed some signs of recovery, and the Argentine gross domestic product increased by 8.7% in 2003 and 9.0% in 2004. More recently, in February 2005, Argentina agreed to participate in a restructuring of a significant portion of its sovereign bonds outstanding. The Argentine economy may not continue to recover and future economic, social and political developments in Argentina, over which it has no control, could impair Alto Paraná’s business, financial condition or results of operations.

Brazil’s GDP growth reached 5.2% in 2004, the highest annual growth level recorded since 1994. However, in recent years, the Brazilian economy has experienced turbulence. In 2000, GDP grew 4.2%, but in 2001 and 2002, due to the international crisis in Latin and North America and the electric energy rationing in Brazil, GDP grew only 1.5% each year. GDP decreased 0.2% in 2003, mainly due to uncertainty regarding the election process and new economic policies to be implemented by the newly elected government of President Luis Inacio Lula da Silva. The Brazilian real/U.S. dollar exchange rate also experienced turbulence in that period. During 2001, the Brazilian real declined in value by 18.7% against the U.S. dollar, and in 2002, it further devalued by 52.3%, closing at R$3.5333/U.S.$1.00 on December 31, 2002. These changes were attributable primarily to uncertainties regarding the ongoing presidential election process. Those concerns dissipated during 2003, resulting in an appreciation of the Brazilian real by 18.2% against the U.S. dollar in that year. During 2004, the Brazilian real continued to recover against the U.S. dollar, with an 8.1% appreciation.

Future developments in the Chilean, Argentine and Brazilian economies may impair our ability to proceed with our strategic plan or our business, financial condition or results of operations. Our financial condition and results of operations could also be adversely affected by changes in economic or other policies of the Chilean, Argentine and Brazilian governments, which have exercised and continue to exercise substantial influence over many aspects of the private sector in these countries, or other political or economic developments in Chile, Argentina and Brazil, as well as regulatory changes or administrative practices of Chilean authorities, over which we have no control.

Valdivia Mill Closure

On June 8, 2005, we voluntarily suspended operations at the Valdivia Mill. At this time, we cannot predict how long our operations will remain shut down or whether and under what conditions our operations might reopen. The Valdivia Mill represents approximately 25% of our total pulp capacity and, if functioning at normal capacity, would have been expected to account for approximately 12.5% of our total revenues in 2005. As a result, the suspension of operations at the Valdivia Mill will adversely affect our business, financial condition and results of operations. See “Item 3. Key Information—Risk Factors—Risks Relating to Arauco and the Forestry Industry—Environmental concerns have led us to temporarily suspend our operations at the Valdivia Mill, which will adversely affect our business, financial condition and results of operations” and “Item 8. Financial Information—Recent Developments.”

We have conducted an impairment analysis of the Valdivia Mill and have concluded that no impairment charge is necessary. See Note 14 to our audited consolidated financial statements.

Prices

In recent years, our sales revenue has been affected by price level volatility in the export market. The prices for each of our pulp products and forestry and wood products depend on the markets in which they are sold. While prices are generally similar for a given product on a global basis, regionalized market conditions affect prices in markets such as Asia, Europe and the United States.

The following table sets forth, for the periods indicated, average unit sales prices for our products.

	Year ended December 31,(1)
Product(2)	2002	2003	2004
	(U.S.$ per metric ton)(3)
Bleached pulp	410.1	461.1	518.1
Unbleached pulp	373.0	387.8	433.6
	(U.S.$ per cubic meter)(3)
Sawlogs	29.0	32.1	34.8
Sawn timber	132.4	153.7	195.0
Remanufactured wood products	554.1	490.5	670.5
Plywood and fiber panels	277.3	280.4	337.6

(1)	Calculated as average unit prices for the year based on our internally collected data.

(2)	Each category of product contains different grades and types and the shipping terms vary with the product, as well as the customer.

(3)	We generally quote our prices in U.S. dollars for export sales and in Chilean pesos, Argentine pesos or Brazilian reals for domestic sales.

Pulp Prices

The prices that we are able to obtain for our pulp products depend on prevailing world prices as well as regional market conditions. Historically, world pulp prices are cyclical; prices are subject to significant fluctuations over relatively short periods of time, depending on worldwide demand, world production capacity, the business strategies adopted by major integrated forestry, pulp and paper producers and other major producers and the availability of substitutes. All of these factors are beyond our control.

Over the last five years, the average price, on an annual basis, for Norscan bleached softwood kraft market pulp, or NBSK, which is the benchmark for softwood bleached pulp, has ranged from a high of U.S.$681 in 2000 to a low of U.S.$435 in 2002. During 2001, the market price for NBSK fell 29.9%, from U.S.$670 per ton at December 31, 2000 to U.S.$470 per ton at December 31, 2001, largely due to the global recession. Prices continued to decrease in 2002, largely due to the sluggish global economy, reaching their lowest known level in April 2002 at U.S.$435 per ton and ending 2002 at a price of U.S.$440 per ton on December 31, 2002, a 6.4% decrease from the price per ton recorded on December 31, 2001. The price for NBSK was U.S.$560 per ton at December 31, 2003, a 27.3% increase over December 31, 2002. During the first seven months of 2004, prices for NSBK increased 17.3%, to U.S.$656 per ton at July 31, 2004, due to an improvement in the overall business environment. In the second part of the year, NBSK prices declined to a monthly average low of U.S.$590 per ton in October, recuperating during the rest of the third quarter, when they recovered to U.S.$621 per ton at December 31, 2004, an 11% increase from the closing of 2003.

Prices for bleached grades of pulp, including eucalyptus, generally follow the same pattern as prices for NBSK. However, each grade follows its own cycle based on market demand and production capacity. During the last five years, the majority of the new capacity developed has been for hardwood pulp, particularly eucalyptus pulp. This has led to a greater spread between the prices for hardwood and for softwood. The price for eucalyptus kraft pulp delivered in Northern Europe, or BEKP, was U.S.$450 per ton at January 1, 2003, U.S.$10 per ton above the price for NBSK, and was U.S.$500 per ton at December 31, 2003, U.S.$60 per ton below the price for NBSK. During 2002 the market price for BEKP rose 15.8%, to U.S.$463 per ton at December 31, 2002. During 2003 the market price for BEKP rose 8.0%, to U.S.$500 per ton at December 31, 2003. By the end of December 2004 the price for BEKP was U.S.$520 per ton, an increase of 4% over the price of December 2003.

Prices for unbleached softwood market pulp also follow cyclical patterns related to worldwide demand. Unbleached softwood market pulp represents about 5% of the total wood pulp market. The majority of such pulp is sold in Asia, and its price does not necessarily follow the cycle of prices for NSBK.

During 2001 the market price for unbleached kraft pulp, or UKP, delivered in the United States fell 35%, from U.S.$680 per ton at December 31, 2000 to U.S.$440 per ton at December 31, 2001, largely due to lower export levels, leading to less demand for export packaging material, and lower prices for UKP substitutes, such as old corrugated containerboard. During the second and third quarters of 2002 the market price for UKP rose, and then fell again, ending at U.S.$430 per ton at December 31, 2002, a 2.3% decrease from December 31, 2001. During the first half of 2003 the market price for UKP rose, and then fluctuated during the second half of the year, rising 23.3% overall, to U.S.$530 per ton at December 31, 2003. During 2004, UKP prices consistently rose, reaching U.S.$575 per ton by December 31, an increase of 8.5% with respect to December 31, 2003.

Forestry and Wood Product Prices

Over the last five years, the average prices for our forestry and wood products have fluctuated significantly, reflecting the effect on demand of global economic developments. At the start of 2001, both domestic and foreign prices were increasing from 2000 levels, as Chile’s economy improved and as U.S. demand for housing materials increased, due to higher construction levels and reduced levels of inventory. European prices, however, were not rising, due to the effect of an excess supply of wood products and unfavorable exchange rates. The economic downturn in the aftermath of the terrorist attacks in the United States on September 11, 2001 led to considerable declines in prices for wood products across North America. Japan’s recent poor economic performance led to prices that were at their lowest levels in 15 years. In China, on the other hand, prices were unaffected by developments in other markets.

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

The downward trend in prices continued during the first half of 2003. Plywood and remanufactured products producers were affected by the closing of various plywood mills in the United States. Latin America maintained relatively higher prices for forestry and wood products. Prices in the Middle East remained high, despite the conflict in Iraq, and prices also remained high in Asia. During the second half of 2003, forestry and wood product prices increased, reflecting mill closures, a general improvement in the world economy, low inventory levels, increased transportation costs and the depreciation of the U.S. dollar against several foreign currencies.

In early 2004, strong worldwide economic growth outpaced the supply of wood products in all of our primary markets, leading to particularly great demand in the U.S. and China. The weakness of the U.S. dollar also contributed to substantial price increases for panel and lumber products during the year. Ocean freight availability was scarce and freight rates for breakbulk and container line services escalated to high levels, putting further pressure on prices. Though economic growth continued through the end of 2004, prices in the U.S. decreased slightly due to excess inventories of panel, lumber and molding products at distributors.

Prices for our pulp, forestry and wood products may decline in the future. Our results of operations may be materially adversely affected if the prices of our products were to decline from current levels.

Costs

Our major costs of sales are the following:

•	costs related to harvesting (forestry works),

•	the cost of timber,

•	the cost of mill processing,

•	the cost of freight,

•	depreciation and

•	maintenance costs.

Our major administrative and selling expenses are wages and salaries, insurance expenses and commissions.

Our cost of timber consists of the cost of growing our own trees, the cost of timber purchased from third parties and the cost of purchasing the right to harvest plantations owned by third parties, known as “stumpage.” The cost of our own trees consists of the cost of planting, capitalized direct and indirect interest, cost of forest development and the cost of forestry management activities (planting and site preparation procedures, thinning and pruning, protection and maintenance) performed in each plantation during the harvest cycle before harvesting.

We account for the accumulated cost of our own trees on a plantation-by-plantation basis as long-term forest assets. The cost of each plantation differs depending on the types of forest management activities performed (e.g., pruning and extensive thinning for plantations managed for a high proportion of clear wood production and application of fertilizer in areas of relatively poor soil quality), as well as the plantation’s accessibility, so that total inventory cost depends on the mix of plantations designated for harvest. Such costs are charged to cost of sales at the time of sale.

Our property, plant and equipment are depreciated on a straight-line basis over the remaining useful lives of the underlying assets. However, the amount of such depreciation that relates to our fixed production assets, such as pulp mills and sawmills, is allocated to finished goods held as inventories and accumulates until charged to cost of sales when the finished goods are sold. Forests and land are not depreciated.

Our transportation costs are accounted for as cost of sales and include port costs and freight and other transportation costs. Port costs are those costs arising from the transportation of products from one of our site storage facilities into the hold of the ship. Freight is the cost of shipping the product to the port of destination. Other transportation costs are incurred primarily in the transportation of products from the forest to one of our facilities and between such facilities. Selling expenses consist primarily of per ton fees we paid to our selling agents.

During 2003 and 2004, the demand for ocean transportation outpaced fleet growth in the dry cargo market, and increased port congestion in some areas had a negative effect on fleet availability. As a result, ocean freight availability was scarce and freight rates for breakbulk and container line services escalated to high levels, putting further pressure on prices. However, most of our ocean transportation is carried out under three-year freight contracts with staggered expirations, so the effects on us of these fluctuations in the ocean freight market were not severe.

Exchange Rate Fluctuations

The Chilean peso has been subject to devaluation in the past and could be subject to significant fluctuations in the future. In the period from December 31, 1998 to December 31, 2004 the value of the Chilean peso relative to the U.S. dollar decreased approximately 15.2% in nominal terms and 1.0% in real terms, as compared to a 9.2% increase in value in real terms in the period from December 31, 1994 to December 31, 1998. During 2004, the value of the Chilean peso relative to the U.S. dollar increased approximately 6.5% in nominal terms and approximately 9.1% in real terms, based on the observed exchange rates on December 31, 2003 and 2004. The observed exchange rate on June 24, 2005 was Ch$579.99 to U.S.$1.00. For information regarding historical rates of exchange in Chile from January 1, 2000 see “Item 3. Key Information—Exchange Rates.”

We generally price our exports in U.S. dollars and domestic sales in Chilean pesos. To the extent that the Chilean peso depreciates against the U.S. dollar, our domestic sales revenues may be adversely affected as measured in U.S. dollars. Conversely, appreciation of the Chilean peso may have a positive effect on domestic sales revenue as measured in U.S. dollars. The effect of exchange rate fluctuations is partially offset by the fact that certain of our operating expenses are denominated in U.S. dollars (such as our freight costs and selling expenses in the form of commissions paid to our sales agents abroad) and a significant part of our indebtedness is denominated in U.S. dollars. As of December 31, 2004, our U.S. dollar-denominated indebtedness was U.S.$1.9 billion. In addition, as the U.S. dollar appreciates against the local currency in any of our export markets, we must from time to time price our sales in that local currency to compete effectively.

Critical Accounting Policies

A summary of our significant accounting policies is included in Note 1 to our audited consolidated financial statements. We believe that the consistent application of these policies enables us to provide readers of our audited consolidated financial statements with more useful and reliable information about our operating results and financial condition. The following policies are the accounting policies that we believe are the most important to the portrayal of our financial condition and results of operations and require management’s most difficult, subjective or complex judgments.

Property, Plant and Equipment

The key judgments management must make under the property, plant and equipment policy include the estimation of the useful lives of our various asset types, the election to utilize primarily the straight-line method for recording depreciation, management’s judgment regarding appropriate capitalization or expensing of costs related to fixed assets and management’s determination that no impairment exists.

Property, plant and equipment costs are stated on our balance sheet at cost less accumulated depreciation. Depreciation of buildings, equipment and other depreciable assets is determined using primarily the straight-line method. The estimation of useful lives for fixed assets impacts the level of annual depreciation expense recorded. Utilization of the straight-line method for recording depreciation or any of the other acceptable methods for depreciating assets will result in the same amount of depreciation over the life of an asset; however, the amount of annual depreciation expense and the resulting carrying amount of net property, plant and equipment can vary significantly, depending on the method elected.

Property, plant and equipment assets are evaluated for possible impairment on a specific asset basis or in groups of similar assets, as applicable. This process requires management’s estimate of future cash flows generated by each asset or group of assets. For any instance where this evaluation process indicates impairment, the appropriate asset’s carrying values are written down to net realizable value and the amount of the write-down is charged against the results of continuing operations. If we overestimated our future cash flows by 10%, the reported value of our property, plant and equipment would not be materially affected as of December 31, 2004.

Expenditures that substantially improve and/or increase the useful life of facilities or equipment are capitalized. Maintenance and repair costs are expensed as incurred. Our evaluation of whether an expenditure related to property, plant and equipment substantially improves and/or increases the useful life of an asset and should be capitalized as an addition to the asset’s cost basis or is expensed as normal maintenance and repair expense can significantly affect results of operations for a given period, as well as our financial position.

Forests

Forest costs are stated at cost of development less the cost of forest harvested. Forest costs consist primarily of purchased timber, planting, maintenance, protection and other direct costs related to the plantation of the forest. Direct and indirect interest costs of developing forests are capitalized until the forest is deemed to have reached an exploitable stage. These capitalized interest costs are included in the historical cost of the forest. Forests do not include any estimated future reforestation costs. The cost of forest harvested is based on the volume of forest harvested in relation to the estimated volume of forest recoverable. Our estimated volume of forest recoverable is based on statistical information and data obtained from physical measurements and other information gathering techniques. This information gathered and data used requires, to a certain extent, estimates and judgments in determining the amount of forest recoverable.

Depletion

Depletion, or the costs attributed to timber harvested, is determined according to each identifiable farm block that is in the harvesting stage, based on the relationship between unamortized timber costs and the estimated volume of recoverable timber multiplied by the amount of timber cut. We review our depletion rate estimates on a recurring basis. Our statistical data indicates that, during 2004, our depletion rates were overstated by less than 4%. If our estimated volume of timber harvested at December 31, 2004 were overestimated by 4%, our reported cost of sales for the year ended December 31, 2004 would not be materially affected.

Inventories

Inventories of raw materials, work-in-process and spare parts are stated at the lower of cost or market, using primarily the average cost method. Finished goods are stated at the lower of average production costs for the period, or market. Inventory costs include materials, labor, transportation, depreciation of fixed assets and production overhead, as appropriate. The determination of the net realizable value of each component of inventory is based on the current invoice price. Work-in-process inventories require an estimation of the future cost per unit to complete manufacturing from each stage of processing, using historical manufacturing costs. These estimates can affect the carrying value for inventories, and any required inventory write-down can affect results of operations in both current and future periods.

At December 31, 2004, our inventory reserves amounted to U.S.$5.92 million, which represented 2.1% of our total inventory. Additionally for the year ended December 31, 2004, our inventory write-downs represented 0.1% of our cost of sales. If our inventory reserves and write-downs were underestimated by 10%, our reported cost of sales for the year ended December 31, 2004 would not be materially affected.

Goodwill

Goodwill is the excess of acquisition cost of a business over the fair value of identifiable net assets acquired. Goodwill is deemed to have an indefinite life and is not amortized. We test these assets for impairment by applying a fair-value based test on an annual basis; we also test these assets when we determine that indicators of impairment exist. We must exercise judgment in assessing goodwill for impairment. Generally, we review the recorded value of our goodwill annually, but we will review it sooner if changes in circumstances indicate that the carrying amount may exceed fair value. Recoverability of the carrying value of the asset is determined by comparing it to net book value, including goodwill and the estimated future net cash flows of the relevant assets.

Deferred Income Tax

We use the asset and liability method of accounting for income taxes. Under this method, the provision for income taxes includes amounts currently payable and amounts deferred as tax assets and liabilities, based on differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, and is measured using the current tax rates, which we assume will be in effect when the differences reverse. Deferred tax assets are reduced by a valuation allowance, which is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In making the determination of the valuation allowance, we consider both positive and negative evidence and make certain assumptions, including projections of taxable income. Changes in these assumptions may have a material impact on results.

We consider both positive and negative evidence and make certain assumptions, including projections of taxable income. Changes in these assumptions may have a material impact on results. If we overestimated taxable income by 10%, our reported valuation allowance at December 31, 2004 would not be materially affected.

Allowance for Doubtful Accounts

We provide an allowance for doubtful accounts based on a review of the specific receivable. A 100% provision is applied for those customers for whom collectibility is in doubt. Management must make certain judgments and estimates in determining accounts that are considered to be in doubt.

Changes in Accounting Standards

In May 2005, the Financial Accounting Standards Board, or FASB, issued FASB Statement No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3, which changes the requirements for the accounting and reporting of a change in an accounting principle. FAS No. 154 applies to all voluntary changes in accounting principles. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This statement requires retrospective application to prior periods financial statements of changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. We do not expect FAS No. 154 to have any impact on our financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-monetary Assets, an amendment of APB No. 29. This statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. We will apply this statement in the event exchanges of non-monetary assets occur in fiscal periods beginning after June 15, 2005. We do not expect FAS No. 153 to have any impact on our financial position or results of operations.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. FAS No. 151 requires idle facility expenses, freight, handling costs and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement shall be effective for 2005. Also, this statement requires the allocation of fixed production overheads to inventories by June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after the date this statement is issued. The provisions of this statement shall be applied prospectively. We are analyzing the requirements of this new statement and believe that its adoption will not have any significant impact on our financial position, results of operations or cash flows.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, or FIN 46, which was amended by FIN 46R, issued in December 2003. FIN 46 addresses consolidation by business enterprises of variable interest entities that either do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support or for which the equity investors lack an essential characteristic of a controlling financial interest. FIN 46 requires consolidation of variable interest entities for which a company is the primary beneficiary and disclosure of a significant interest in a variable interest entity for which a company is not the primary beneficiary. As a result of our review, none of our entities were identified as requiring disclosure or consolidation under FIN 46.

Results of Operations

The following table provides a breakdown of our sales revenue and volumes, cost of sales and administration and selling expenses for the last three years.

	Year ended December 31,
	2002		2003		2004
	Sales	Volume	Sales	Volume	Sales	Volume
	(in millions of U.S.$, except where indicated)
Sales Revenue
Bleached pulp(1)	$498.5	1,216	$567.5	1,231	$849.1	1,639
Unbleached pulp(1)	130.3	349	142.2	367	156.8	362
Sawlogs (net)(2)	17.0	585	16.6	516	32.8	941
Pulplogs(2)	6.7	419	5.3	256	3.6	177
Posts(2)	7.5	45	11.1	54	24.5	101
Sawn timber(2)	199.9	1,510	247.2	1,608	374.1	1,918
Flitches(2)	6.0	54	7.3	57	8.0	50
Remanufactured wood products(2)	137.4	248	146.5	299	230.4	344
Chips(2)	0.7	36	0.5	30	0.1	2
Plywood and fiberboard panels(2)	178.4	643	296.9	1,059	373.8	1,107
Other	5.8	N/A	17.0	N/A	21.8	N/A

Total sales revenue	$1,188.0		$1,458.2		$2,075.1

Cost of Sales
Forestry labor costs	122.9		135.3		168.6
Timber	110.0		184.0		249.3
Port costs	8.5		10.5		14.5
Freight and other transportation costs	146.3		177.1		254.8
Other costs of sales	233.1		275.9		354.3

Total cost of sales	$620.5		$782.8		$1,041.6
Gross margins	47.8%		46.3%		49.8%

Depreciation	103.9		112.6		141.3
Administration and Selling Expenses
Wages and salaries	27.5		33.0		45.6
Other administration and selling expenses	73.0		72.9		79.2

Total selling and administrative expenses	$100.5		$105.9		$124.8

Total operating costs and expenses	$824.9		$1,001.3		$1,307.7
Operating margin	30.6%		31.3%		37.0%

(1)	Volumes measured in thousands of metric tons.

(2)	Volumes measured in thousands of cubic meters.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2004

Net Sales

Net sales increased 42.3%, from U.S.$1,458.2 million in 2003 to U.S.$2,075.1 million in 2004, principally as a result of a 41.7% increase in sales of pulp, a 51.3% increase in sales of sawn timber, a 57.2% increase of remanufactured products and a 25.9% increase in sales of plywood and fiberboard panels, partially offset by a 31.6% decrease in sales of pulplogs, reflecting a 30.8% decrease in sales volume and a 1.1% decrease in sales prices.

Pulp Sales

Sales revenue of bleached and unbleached pulp increased 41.7%, from U.S.$709.8 million in 2003 to U.S.$1,006.0 million in 2004, reflecting a 25.2% increase in sales volume and an increase of 13.2% in average prices. Sales of bleached pulp increased 49.6% due to an increase in sales volume. The increase in bleached pulp sales volume was primarily due to the commencement of production at the Valdivia Mill in February 2004. Sales of unbleached pulp increased by 10.3% due to an 11.8% increase in average prices, which was partially offset by a 1.4% decrease in sales volume.

Wood Products Sales

Sales of wood products, including sawn timber, remanufactured products and flitches, increased 52.5%, from U.S.$401.6 million in 2003 to U.S.$612.6 million in 2004, reflecting a 31.5% increase in average prices and a 16.0% increase in sales volume. Sawn timber sales revenue increased 51.3%, from U.S.$247.2 million in 2003 to U.S.$374.1 million in 2004 due to a 26.9% increase in average prices and a 19.3% increase in sales volume. Sales of remanufactured wood products increased 57.2% from U.S.$146.5 million in 2003 to U.S.$230.4 million in 2004 due to a 15.0% increase in sales volume and a 36.7% increase in average prices. Each of these increases was attributable to the improvement of market conditions, particularly in North America, Asia and Chile.

Plywood and Fiberboard Panels Sales

Sales of plywood and fiberboard panels increased 25.9%, from U.S.$296.9 million in 2003 to U.S.$373.8 million in 2004. This increase was primarily due to a 20.4% increase in average prices and a 4.6% increase in sales volume attributable to the improvement of market conditions, particularly in Chile, Europe and North America.

Forestry Sales

Sales revenue from forestry products increased 85.2%, from U.S.$33.3 million in 2003 to U.S.$61.7 million in 2004, reflecting a 47.6% increase in sales volume and a 25.4% increase in average prices. This increase is mainly attributable to a 121.3% increase in sales revenue from posts, reflecting a 19.1% increase in average prices and an 85.9% increase in sales volume. The increase in forestry sales revenue was partially offset by a 31.6% decrease in sales of pulplogs, largely due to a 30.8% decrease in sales volume and a 1.1% decrease in average prices. Our sales of forestry products are primarily in the Chilean market. Such sales are subject to fluctuations in volume and price, which are not cyclical in nature.

Cost of Sales

Cost of sales increased 33.1% from U.S.$782.8 million for 2003 to U.S.$1,041.6 million for 2004, primarily due to an increase in cost of pulp due to a 25.2% increase in sales volume, a 10% increase in unit costs and an increase in cost of wood products, primarily due to a 16.0% increase in sales volume of wood products. These increases were partially offset by a 30.8% decrease in the sales volume of pulplogs and a 92.8% decrease in the sales volume of chips.

Gross Margins

Gross margins increased from 46.3% for 2003 to 49.8% for 2004, primarily due to a 42.3% increase in sales volume, which was partially offset by a 33.1% increase in cost of sales.

Depreciation

Depreciation increased 25.5% from U.S.$112.6 million for 2003 to U.S.$141.3 million for 2004, primarily due to a 23.7% increase in the pulp industry depreciation expense from U.S.$80.1 million in 2003 to U.S.$99.0 million in 2004. This was, in turn, primarily due to the commencement of production at the Valdivia Mill in February 2004.

Selling and Administrative Expenses

Selling and administrative expenses increased 17.8% from U.S.$105.9 million in 2003 to U.S.$124.8 million in 2004, primarily as a result of a 38.2% increase in wages and salaries, which was, in turn, largely due to an increase in the number of employees and fluctuations in the exchange rate between the U.S. dollar and the local currencies of our principal operating markets that caused variations in the salaries paid to our employees when measured in U.S. dollars. As a percentage of sales revenue, selling and administrative expenses decreased from 7.3% during 2003 to 6.0% during 2004, primarily as a result of the increase in the sales revenues from pulp, sawn timber and plywood.

Income from Operations

Income from operations increased 67.9% from U.S.$456.9 million in 2003 to U.S.$767.3 million in 2004, primarily as a result of an increase in sales revenues.

Non-Operating Income (Expense)

We recorded a total non-operating expense of U.S.$41.4 million in 2004 compared to a gain of U.S.$37.3 million in 2003, primarily as a result of a 67.5% increase in interest expense and a 69.0% decrease in foreign exchange gains.

Interest Income

Interest income decreased from U.S.$30.1 million in 2003 to U.S.$25.4 million in 2004, primarily due to our lower average cash balance and short-term investment position in 2004 as compared to 2003.

Other Income (Expense)

We recorded other expense of U.S.$5.0 million in 2004 compared to an income of U.S.$1.6 million in 2003, primarily due to an increase in other non-operating expenses, which was, in turn, largely due to an increase in indirect expenses of investment projects of U.S.$2.7 million and an increase in loss from sales of fixed assets of U.S.$2.0 million.

Foreign Exchange Gains (Losses)

We recorded foreign exchange gains of U.S.$16.2 million in 2004 compared to a gain of U.S.$52.4 million in 2003, primarily due to the decrease in the value of our euro-denominated investments expressed in U.S. dollars and a decrease in the value of our Chilean peso-denominated current assets expressed in U.S. dollars.

Interest Expense

Interest expenses increased 67.5%, from U.S.$46.6 million in 2003 to U.S.$78.1 million in 2004, primarily due to a decrease in capitalization of interest expense in 2004 due to the completion of the Valdivia Mill and an increase in interest expense attributable to our issuance in July 2003 of U.S.$300 million of notes and due to the execution of a U.S.$240 million revolving credit facility loan in August 2004, partially offset by gains from our outstanding interest rate swap agreements during 2003, which resulted in a net gain of U.S.$16.3 million more than in 2004.

Income Taxes

In 2004, we recorded a tax expense of U.S.$139.9 million, compared to an expense of U.S.$80.6 million in 2003. This increase was principally due to an increase in pretax income earned in 2004. Our effective tax rate was 19% in 2004 compared to 16% in 2003, primarily due to the reversal of the valuation allowance in Argentina during 2003.

In accordance with Chilean law, we and each of our subsidiaries compute and pay tax on a separate basis and not on a consolidated basis. At December 31, 2004, our consolidated Chilean subsidiaries had tax loss carryforwards of:

•	U.S.$27.2 million for Forestal Valdivia, and

•	U.S.$1.0 million for Bioforest.

These tax loss carryforwards can be carried forward indefinitely.

Net Income

Our net income increased by 41.2% from U.S.$419.5 million in 2003 to U.S.$592.2 million in 2004. This increase was primarily due to higher operating income, which was partially offset by higher non-operating expense and higher income taxes.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Net Sales

Net sales increased 22.7% from U.S.$1,188.0 million in 2002 to U.S.$1,458.2 million in 2003, primarily as a result of a 66.4% increase in sales of plywood and fiberboard panels, a 12.9% increase in sales of pulp and a 23.7% increase in sales of sawn timber.

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

Wood Products Sales

Sales of wood products, including sawn timber, remanufactured wood products and flitches, increased 16.8% from U.S.$343.9 million in 2002 to U.S.$401.6 million in 2003, reflecting an 8.4% increase in sales volume and a 7.8% increase in nominal prices of wood products. Sawn timber sales revenue increased 23.7% from U.S.$199.9 million in 2002 to U.S.$247.2 million in 2003, due to a 16.1% increase in average nominal prices and a 6.5% increase in sales volume. Sales of remanufactured wood products increased 6.7% from U.S.$137.4 million in 2002 to U.S.$146.5 million in 2003, due to a 20.5% increase in sales volume, which in turn was largely attributable to improving market conditions. The increase in sales of remanufactured wood products was partially offset by the effect of an 11.5% decrease in average nominal prices.

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

Selling and Administrative Expenses

Selling and administrative expenses increased 5.4% from U.S.$100.5 million in 2002 to U.S.$105.9 million in 2003, primarily as a result of a 21.8% increase in wages and salaries and other administrative expenses, as measured in dollars, due to the increase in the number of employees, as well as the appreciation of the peso against the U.S. dollar during 2003. These factors were partially offset by a decrease in expenses related to research projects. As a percentage of sales revenue, selling and administrative expenses decreased from 8.5% during 2002 to 7.3% during 2003, primarily as a result of an increase in sales revenues.

Income from Operations

Income from operations increased 25.8% from U.S.$363.2 million in 2002 to U.S.$456.9 million in 2003, principally due to an increase in sales revenues.

Non-Operating Income (Expense)

Our total non-operating income (expense) rose from an expense of U.S.$26.5 million in 2002 to income of U.S.$37.3 million in 2003, primarily due to a 348.7% increase in foreign exchange gains and a 24.4% decrease in interest expense.

Interest Income

Interest income increased 36.6% from U.S.$22.0 million in 2002 to U.S.$30.1 million in 2003, primarily due to an increase in our average cash and cash equivalent and short-term investments in 2003 as compared to 2002, partially offset by the effect of a decrease in interest rates.

Other Income

Other income remained fairly stable, increasing 3.8% from U.S.$1.5 million in 2002 to U.S.$1.6 million in 2003.

Foreign Exchange Gains

Foreign exchange gains increased 348.7% from U.S.$11.7 million in 2002 to U.S.$52.4 million in 2003, primarily due to an increase in the value of our euro-denominated investments expressed in U.S. dollars, attributable to the devaluation of the U.S. dollar in relation to the euro during the period. This was partially offset by an increase in the value of our Chilean peso-denominated current liabilities expressed in U.S. dollars, due to the appreciation of the peso during 2003.

Interest Expense

Interest expense decreased 24.4%, from U.S.$61.7 million in 2002 to U.S.$46.6 million in 2003, primarily due to our outstanding interest rate swap agreements during 2003, which resulted in a net gain of U.S.$21.2 million, and an increase in capitalization of interest expense due to the construction of the Valdivia Mill. This was partially offset by an increase in interest expense attributable to our issuance in July of U.S.$300 million of notes in a private placement and to our incurrence of a U.S.$150 million syndicated loan in February 2003.

Income Taxes

In 2003, we recorded a tax expense of U.S.$80.6 million, as compared to an expense of U.S.$52.6 million in 2002. This increase was principally due to an increase in pre-tax earnings, attributable to the increase in income from operations and, to a lesser extent, non-operating income. In accordance with Chilean law, we and each of our subsidiaries compute and pay tax on a separate basis and not on a consolidated basis. At December 31, 2003, our consolidated Chilean subsidiaries had the following tax loss carryforwards, which can be carried forward indefinitely:

•	U.S.$23.2 million for Forestal Valdivia, and

•	U.S.$1.0 million for Bioforest.

In accordance with Argentine law, tax loss carryforwards can be applied to offset taxable income earned by Alto Paraná for five years following their incurrence. At December 31, 2003, Alto Paraná had U.S.$3.2 million in unutilized tax loss carryforwards expiring in 2007.

Net Income

Our net income increased by 46.5% from U.S.$286.4 million in 2002 to U.S.$419.5 million in 2003. This increase was primarily due to an increase in income from operations and, to a lesser extent, non-operating income, partially offset by the increase in tax expense.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity are funds from operations, domestic and international borrowings from commercial and investment banks and debt offerings in the domestic and international capital markets.

Our net cash flow provided by operating activities was U.S.$870.5 million during the year ended December 31, 2004, U.S.$346.5 million during the year ended December 31, 2003 and U.S.$481.7 million during the year ended December 31, 2002. The increase in cash flow from operating activities in 2004, compared to 2003, was principally due to a 67.9% increase in operating income, partially offset by a 56.8% increase in receivables. The decrease in cash flow from operating activities in 2003 as compared to 2002 was principally due to a 21.2% increase in receivables and a 16.3% increase in inventories.

In accordance with customary practice in the pulp industry, we do not have long-term sales contracts with our customers; rather, we maintain long-standing relationships with our customers pursuant to which we reach agreements from time to time on specific volumes and prices.

We expect our principal capital expenditures for 2005 to include the construction of the second phase of the Nueva Aldea Project, as well as the acquisition from Louis Dreyfus S.A.S. of companies in Argentina and Brazil. See “Item 4. Information on the Company—Capital Expenditures.” For subsequent years, our capital expenditures will depend on the state of the economy in each country where we have operations, as well as market conditions.

We believe that cash flow generated by operations, cash balances, borrowings from commercial banks, export credit agencies and multilateral lending agencies and debt offerings in the domestic and international capital markets, will be sufficient to meet our working capital, debt service and capital expenditure requirements for the foreseeable future.

The following table sets forth certain contractual obligations as of December 31, 2004, and the period in which the contractual obligations come due.

	Payments Due by Period
Contractual Obligation	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of U.S. dollars)
Long-term debt obligations	$1,909.5	$175.4	$251.0	$400.6	$1,082.5
Capital (finance) lease obligations	7.3	1.5	3.1	2.7	—
Operating lease obligations	—	—	—	—	—
Purchase obligations(1)	612.8	443.1	169.7	—	—
Registrant’s balance sheet under GAAP	—	—	—	—	—

Total	$2,529.6	$620.0	$423.8	$403.3	$1,082.5

(1)	Excludes contracts entered into with independent contractors to perform operations on our behalf. Our payment obligations under such contracts are not pre-determined, but rather depend on the performance of certain variables. Accordingly, we cannot quantify our contractual obligations under such contracts.

At December 31, 2004, we did not have any short-term bank borrowings. At December 31, 2003, our short-term bank borrowings were U.S.$1.4 million, and at December 31, 2002, our short-term bank borrowings were U.S.$32.1 million.

Our total long-term bank, export credit agency and multilateral lending agency debt (including the current portion of such debt) was U.S.$452.0 million at December 31, 2004, of which 100% was U.S. dollar-denominated. At December 31, 2004, we also had total capital markets borrowings of U.S.$1,457.5 million, 100% of which was U.S. dollar-dominated. At December 31, 2004, the weighted average maturity of our foreign currency-denominated debt was 5.6 years. At December 31, 2004, the average interest rate for our foreign currency-denominated floating rate debt was 0.33% over the London inter-bank offered rate, known as LIBOR, and the average interest rate for our foreign currency-denominated fixed rate debt was 7.17%. These average rates do not reflect the effect of swap agreements and subsequent unwinds effective as of December 31, 2004.

The following are our principal financing activities during 2004:

•	In January 2004, we extended the maturity of the U.S.$250 million Alto Paraná floating rate trust notes due 2006 to December 12, 2008.

•	In August 2004, we obtained a five year revolving credit facility in a principal amount of U.S.$240 million at an interest rate of LIBOR plus 0.275%, if the outstanding amount is less than 50% of the principal amount of the facility, or LIBOR plus 0.3%, if the outstanding amount is greater than 50% of the principal amount. We disbursed U.S.$200 million under this credit facility in August 2004 and U.S.$40 million in March 2005.

•	In August 2004, we prepaid U.S.$150 million of the aggregate principal amount of our 2003 unsecured syndicated loan that bore interest at a rate of LIBOR plus 0.85%.

We issued U.S.$400 million of our 5.625% Notes due 2015 in the form of Rule 144A notes with registration rights in a private placement in April 2005.

The instruments and agreements governing our foreign bonds and syndicated loans set limits on our incurrence of debt and liabilities through the use of financial covenants. The principal financial covenants contained in these agreements are as follows:

•	Our debt to equity ratio must not exceed 1.2:1;

•	Our interest coverage ratio must not be less than 2:1; and

•	We are required to maintain a minimum consolidated net worth of U.S.$2.5 billion, as measured in accordance with generally accepted accounting principles in Chile, or Chilean GAAP.

We were in compliance with these covenants as of December 31, 2004.

On June 21, 2001, we irrevocably and unconditionally guaranteed as primary obligor the issuance of U.S.$250,000,000 of floating rate trust notes due 2006, or the APSA Notes, by a trustee acting on behalf of Alto Paraná. Our guaranty is in favor of the holders of the notes and The Chase Manhattan Bank, as trustee. The APSA Notes had a stated maturity of June 13, 2006. On January 22, 2004, Alto Paraná completed a restructuring of the APSA Notes. The terms of the notes and the guaranty were amended as follows:

•	the stated maturity was extended to December 12, 2008;

•	the interest rate was fixed at LIBOR plus 6.5%; and

•	the irrevocable and unconditional guaranty we granted in 2001 was terminated and, through an offshore custodial vehicle, we provided the holders of the restructured APSA notes a new full, irrevocable and unconditional guaranty of the notes, as primary obligor in the event of any failure by Alto Paraná to meet the obligations related to the notes.

Substantially all of our borrowings are denominated in dollars. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk.”

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements.

TREASURY MANAGEMENT

We manage the treasury activities of all of our Chilean subsidiaries on a centralized basis. Our subsidiaries borrow from or lend money to us in accordance with their daily cash requirements or surplus, maintaining their cash balance close to zero. Our policy is not to allow our subsidiaries to invest in financial instruments and other transactions. We make decisions regarding short-term loans, short-term investments, currency transactions and other transactions on a consolidated basis. Treasury activities are governed by our cash and deposits policy, which is approved by the board of directors. The main principles of our cash and deposits policy are as follows:

•	investments must be in fixed income instruments;

•	we do not invest in stocks;

•	investments must be in instruments from the Chilean Central Bank or from internationally recognized financial institutions; and

•	transactions must be carried out only with banks or bank subsidiaries.

Our Argentine subsidiaries and our recently acquired Brazilian subsidiaries manage their treasury activities independently from us. Their activities are governed by cash and deposit policies that are approved by their chief executive officers. These policies are based on the same principles our cash and deposits policy.

HEDGING

We periodically review our exposure to risks arising from fluctuations in foreign exchange rates and interest rates and make a determination, on a case-by-case basis, at our senior management level whether or not to hedge such risks. As a result, from time to time we enter into currency and interest rate swaps with respect to a portion of our borrowings. See Note 1(k) to our audited consolidated financial statements.

We have entered into two offsetting interest rate swap agreements, each in a notional amount of U.S.$130 million, to reduce the interest rate on our 7.75% Notes due 2011. These interest rate swaps settle semi-annually and terminate in 2011. The net effect of our interest rate swap agreements is that we pay fixed interest at a rate of 5.506% and receive fixed interest at a rate of 7.75%. See Note 8 to our audited consolidated financial statements.

We have also analyzed our exposure to risks associated with fluctuations in prices of commodities, including pulp, but have, thus far, not entered into any hedging transactions with respect to such risks. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

RESEARCH AND DEVELOPMENT

We spent U.S.$1.6 million in 2002, U.S.$1.7 million in 2003 and U.S.$2.0 million in 2004 on research and development. We conduct our principal research and development programs through Bioforest, which concentrates its efforts on applying and implementing the advanced technology available in the market to the specific characteristics of our forests and mills.

We are continuously researching and attempting to develop different strains of long-fiber pine trees to improve their quality and to shorten the average harvest cycle. Additionally, we maintain close relations with international research institutes, equipment suppliers and the scientific and engineering community involved with our industry.

Item 6.	Directors, Senior Management and Employees

DIRECTORS AND EXECUTIVE OFFICERS

Directors

A board of directors manages our business. Our by-laws (estatutos) require that the board of directors consist of nine directors. Our directors cannot also be our executives. The entire board is elected every three years and can be re-elected for any number of periods. The current board was elected in April 2005, and their terms will expire in 2008. The board may appoint replacements to fill any vacancies that occur during periods between elections; however, at the annual shareholders’ meeting following any such replacement, an election of the entire board must take place. Scheduled meetings of the board of directors are, generally, held once a month. Extraordinary board meetings are called when summoned by the Chairman or when requested by at least two directors.

We do not have an audit committee or compensation committee.

Our current directors are listed below.

Name	Years as Director	Position	Age
Alberto Etchegaray	11	Chairman	56
José Tomás Guzmán	19	First Vice-Chairman	76
Roberto Angelini(1)	19	Second Vice-Chairman	56
Jorge Andueza	11	Director	56
Anacleto Angelini(1)	19	Director	91
Manuel Bezanilla	19	Director	60
Jorge Bunster	11	Director	52
Carlos Croxatto	19	Director	90
Timothy C. Purcell	–	Director	45

(1)	Anacleto Angelini is the uncle of Roberto Angelini.

Included below are brief biographical descriptions of each of our directors.

Alberto Etchegaray became a Director on April 11, 1994 and became Chairman of the board of directors on January 4, 2005. He is also a partner of Domet Ltda., the Chairman of the board of directors of Invesco Internacional S.A., Telepeajes de Chile S.A., Habitaria S.A., Seguravita S.A., Banco del Desarrollo and Isapre Consalud S.A. He was, formerly, the Chilean Minister of Housing for four years. Mr. Etchegaray holds a degree in civil engineering from the Catholic University of Chile.

José Tomás Guzmán became a Director on April 30, 1986 and served as Chairman of the board of directors from April 18, 1991 to January 4, 2005, when he voluntarily resigned. He was appointed as First Vice-Chairman of the board of directors on January 27, 2005. He is a partner of the law firm Portaluppi, Guzmán y Bezanilla, is a Vice-Chairman of Empresas Copec and COPEC, is Chairman of the board of directors of Forestal Arauco, Inversiones Siemel S.A. and Cruz del Sur, and serves as a member of the boards of directors of Compañía de Seguros de Vida Cruz del Sur S.A., Alto Paraná, Sigma S.A., Servicios Corporativos Sercor S.A., AntarChile and Corpesca S.A. Mr. Guzmán holds a law degree from the Catholic University of Chile.

Roberto Angelini became a Director on April 30, 1986 and served as Vice-Chairman of the board of directors from April 18, 1991 to January 4, 2005, when he voluntarily resigned. He was appointed as Second Vice-Chairman of the board of directors January 27, 2005. He serves as Chairman of the board of directors of Compañía de Seguros de Vida Cruz del Sur S.A., Astilleros Arica S.A. and Servicios Corporativos Sercor S.A. He also serves as a member of the boards of directors of Empresas Copec, COPEC, Forestal Arauco, Alto Paraná, Empresa

Pesquera Eperva S.A., Corpesca S.A., Cruz del Sur, Inversiones Siemel S.A., AntarChile and Sigma S.A. Mr. Angelini holds a degree in civil engineering from the Catholic University of Chile.

Jorge Andueza became a Director on April 11, 1994. He is also the Chief Executive Officer of AntarChile and serves as a member of the boards of directors of COPEC, Empresa Pesquera Eperva S.A., Corpesca S.A., Cruz del Sur, Compañía de Seguros de Vida Cruz del Sur S.A., Inversiones Siemel S.A., Astilleros Arica S.A., Pesquera Iquique-Guanaye S.A., SouthPacific Korp S.A. and Servicios Corporativos Sercor S.A. Mr. Andueza holds a degree in electronic civil engineering from Federico Santa María Technical University and a master’s degree in business administration from Adolfo Ibáñez University.

Anacleto Angelini became a Director on April 30, 1986. He is also the Chairman of the board of directors of AntarChile and serves as a member of the boards of directors of Empresas Copec and Servicios Corporativos Sercor S.A.

Manuel Bezanilla became a Director on April 30, 1986. He is also a partner of the law firm Portaluppi, Guzmán y Bezanilla and serves as a member of the boards of directors of Forestal Arauco, Pesquera Iquique-Guanaye S.A. and Inversiones Siemel S.A. Mr. Bezanilla holds a law degree from the Catholic University of Chile.

Jorge Bunster became a Director on April 11, 1994. He is also the Chief Executive Officer of COPEC and serves as a member of the boards of directors of Metrogas S.A., Empresa Eléctrica Guacolda S.A. and Sociedad Nacional de Oleoductos Limitada (Sonacol). Mr. Bunster holds degrees in commercial engineering and economics from the Catholic University of Chile and a master’s degree in business administration from Navarra University.

Carlos Croxatto became a Director on April 30, 1986. He also serves as a member of the boards of directors of Empresas Copec, Forestal Arauco, Alto Paraná, Servicios Corporativos Sercor S.A. and Empresa Pesquera Eperva S.A. Mr. Croxatto holds a degree in civil engineering from the University of Chile.

Timothy C. Purcell became a director on April 26, 2005. He is also a Senior Partner at JP Morgan Partners and Managing Partner of JP Morgan Partners Latin America LP. Mr. Purcell currently serves as Chairman of the board of directors of Grupo Industrial Convermex, Metronet and alternate Director of Almacenes Exito. He is also a Trustee of International House in New York. Mr. Purcell received an undergraduate degree with distinction in Economics from Cornell University, as well as a Masters Degree in International Studies from the University of Pennsylvania and a master’s degree in business (MBA) from Wharton Business School.

Executive Officers

Our executive officers are appointed by the board of directors and hold office at its discretion. In June 2005, Alejandro Pérez, our President and Chief Executive Officer, and Pablo Daud, our Environmental Managing Director, resigned from their positions. Our board of directors appointed Matías Domeyko, who served as our Chief Financial Officer, to replace Mr. Pérez, and Marcelo Subiabre, who has served as Assistant Environmental Managing Director, has been appointed as Interim Environmental Managing Director. Gianfranco Truffello has been appointed as Chief Financial Officer, and Robinson Tajmuch has been appointed as Chief Accounting Officer. See “Item 8. Financial Information—Recent Developments.”

Our current principal executive officers and the directors of each area or department are listed below.

Name	Years with Arauco	Position	Age
Matías Domeyko(1)	16	Chief Executive Officer	43
Gianfranco Truffello	10	Chief Financial Officer	37
Robinson Tajmuch	14	Chief Accounting Officer	48
Hernán Arriagada	14	Engineering and Construction Director	57
Franco Bozzalla	15	Panels Area Managing Director	42
Jorge Garnham	28	Woodpulp Area Managing Director	51
Cristián Infante	10	Alto Paraná Managing Director	38
Charles Kimber	19	Commercial Director and Corporate Spokesperson	43
Antonio Luque	13	Sawn Timber Area Managing Director	48
Alvaro Saavedra	13	Forestry Area Managing Director	49
Mario Urrutia(2)	11	Nueva Aldea Project Director	57

(1)	Matías Domeyko worked at Arauco from 1987 to 1994. He rejoined Arauco in 1997.

(2)	Mario Urrutia worked at Arauco from 1989 to 1991 and from 1995 to 1998. He rejoined Arauco in 2002.

Included below are brief biographical descriptions of each of our executive officers and the directors of each area or department.

Matías Domeyko became Chief Executive Officer of Arauco on June 8, 2005. Until that time, he served as our Chief Financial Officer. Mr. Domeyko is also a member of the boards of directors of Empresa Eléctrica Guacolda S.A. and Cruz del Sur Administradora General de Fondos S.A. He first joined Arauco in 1987 and served as the Finance Manager until 1994. He was, formerly, the Director of Development of Copec. Mr. Domeyko holds a degree in commercial engineering from the University of Chile.

Gianfranco Truffello became the Chief Financial Officer of Arauco on June 22, 2005. He joined Arauco in 1994 and was previously our Finance Manager. He also served as the Chief Financial Officer of Alto Paraná. Mr. Truffello holds a degree in civil engineering from the Catholic University of Chile and a master’s degree in business administration from the Massachusetts Institute of Technology.

Robinson Tajmuch became the Chief Accounting Officer of Arauco on June 22, 2005. He joined Arauco in 1991 and was previously our Comptroller. Before joining Arauco, he served as Auditing Manager at Price Waterhouse. Mr. Tajmuch holds a degree in accounting and auditing from the Santiago University of Chile.

Hernán Arriagada is our Engineering and Construction Director. He joined Arauco in 1991 and was previously the Engineering Manager and Engineering and Maintenance Manager of the mills at the Arauco site. Mr. Arriagada holds a degree in mechanical engineering from the University of Santiago.

Franco Bozzalla is our Panels Area Managing Director of Arauco. He joined Arauco in 1990. He was formerly a sales representative of Forestal Arauco. Mr. Bozzalla holds a degree in civil engineering from the Catholic University of Chile.

Jorge Garnham is the Woodpulp Area Managing Director of Arauco. He joined Arauco in 1978. He was formerly the Managing Director of Alto Paraná, Chief Accounting Officer and Manager of Forestry Sales of Arauco and the President of Alto Paraná. Mr. Garnham holds a degree in civil engineering from the Catholic University of Chile.

Cristián Infante is the Managing Director of Alto Paraná S.A. He joined Arauco in 1996 as a woodpulp sales representative, where he worked for two years. In 1998, Mr. Infante was appointed sales manager for industrial lumber and remanufactured products of Forestal Arauco, where he worked until 1999, at which time he moved to Centromaderas S.A., where he worked for two years. Mr. Infante holds a degree in civil engineering from the Catholic University of Chile.

Charles Kimber is the Commercial Director and Corporate Spokesperson of Arauco. He graduated from the Catholic University of Chile with a degree in Commercial Engineering and joined Arauco, where he has held several positions in sales, in 1986. He was previously Managing Director of Arauco Wood Products Inc.

Antonio Luque is the Sawn Timber Area Managing Director of Arauco and has held that position since 1993. Before joining Arauco, he was the General Manager of Cabildo S.A. and a research engineer at Compañía Industrial. Mr. Luque holds a degree in civil engineering from the University of Chile.

Alvaro Saavedra is the Forestry Area Managing Director of Arauco. He joined Arauco in 1991. Previously, he was the Director of Development of Forestal Arauco. He holds a degree in civil engineering from the University of Chile and a graduate degree from the University of London.

Mario Urrutia is the director of the Nueva Aldea Project. He was the Director of Construction for the Arauco II Project, from 1989 to 1991, and of the Valdivia Project, from 2001 until the beginning of 2004. Mr. Urrutia holds a degree in civil engineering from the University of Chile.

Compensation

For 2004, the aggregate compensation of all our directors and executive officers and senior managers paid or accrued in that year for services in all capacities, including salaries and compensation for their service to those executive officers who serve as directors, was approximately U.S.$11.41 million. We do not maintain any pension or retirement programs or incentive compensation plans for our directors or executive officers. We also do not maintain any plans providing for benefits upon termination of employment. The following table sets out the compensation of our directors for their services as directors in the years provided.

	2003		2004
Roberto Angelini(1)	U.S.$	155,358	U.S.$	180,603
José Tomás Guzmán		124,398		144,931
Carlos Croxatto		56,368		66,114
Alejandro Pérez(2)		54,545		61,802
Manuel Bezanilla		35,456		40,444
Anacleto Angelini		17,728		20,222
Jorge Andueza		17,728		20,222
Jorge Bunster		17,728		20,222
Alberto Etchegaray		17,728		20,222
Felipe Lamarca		17,728		20,222
Juan Cambiaso		19,901		22,044
Antonio Luque		14,826		15,909
Matías Domeyko		14,818		15,881
Rene Katz		7,411		8,362
Manfred Mayer		7,411		8,362
Jorge Garnham		7,415		7,546
Eduardo Zañartu		7,415		7,546
Alvaro Saavedra		14,826		15,915
Franco Bozzalla		7,415		7,546
Charles Kimber		—		6,223
Timothy C. Purcell		—		—

Total compensation	U.S.$	616,203	U.S.$	710,338

(1)	Includes all compensation paid to Mr. Angelini.

(2)	Alejandro Pérez resigned as our President and Chief Executive Officer on June 8, 2005.

Employees

The following table provides a breakdown of our employees by main category of activity as of the end of each year in the three-year period ended December 31, 2004.

	As of December 31,
	2002	2003	2004
Pulp mill employees	1,409	1,545	1,739
Other industrial employees	1,397	1,676	2,172
Forestry employees	357	438	478
Administrative employees	268	325	339

Total(1)	3,431	3,984	4,728

(1)	In March 2005, we acquired Brazilian subsidiaries, which employ more than 530 people.

In addition, during 2004, we had contracts with approximately 642 contractors, who employed approximately 19,631 employees. Contractors that are not affiliated with us or with each other operate our 12 sawmills and remanufacturing facilities in Chile. The 12 independent contractors that operate our Chilean sawmills employed 3,720 employees at December 31, 2004 and the five independent contractors that operate our Chilean remanufacturing facilities employed 2,220 employees at December 31, 2004.

Under Chilean labor legislation, we are secondarily liable for the payment of labor and the social security obligations owed to employees of our contractors.

Approximately 18.6% of our employees were unionized, at December 31, 2004, an increase from 13.5%, at December 31, 2003. We negotiate collective bargaining agreements of two or three years’ duration with unionized employees.

We have experienced one minor strike in the last five years in Chile, at the Arauco Mill, and consider our relations with our employees to be good. In June 2002, we experienced a one-day strike at the Puerto Esperanza Mill in Argentina. That strike did not materially affect mill operations, and management considers relations with our employees in Argentina to be satisfactory. During the last five years, there have been no strikes at our recently acquired Brazilian subsidiaries.

SHARE OWNERSHIP

Our director, Anacleto Angelini, owns 21.26% of Inversiones Angelini y Compañía Limitada, or Inversiones Angelini, which is the principal shareholder of AntarChile. He directly owns 0.88% of AntarChile. Through his direct and indirect interests in Inversiones Angelini, AntarChile and Empresas Copec, Anacleto Angelini beneficially owns 8.0% of our shares.

Our Second Vice-Chairman, Roberto Angelini, owns 12.22% of Inversiones Angelini. He directly owns 0.21% of AntarChile. Through his direct and indirect interests in Inversiones Angelini, AntarChile and Empresas Copec, Roberto Angelini beneficially owns 4.42% of our shares.

Our First Vice-Chairman, José Tomás Guzmán, owns 1.89% of Inversiones Angelini. Directly and indirecty through Agroforestal e Inversiones Maihue S.A., he owns 2.91% of AntarChile and 0.08% of Empresas Copec. Through his interests in Inversiones Angelini, AntarChile and Empresas Copec, José Tomás Guzmán beneficially owns 2.5% of our shares.

None of our other directors or executive officers beneficially owns 1% or more of our shares.

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Our only outstanding voting securities are shares of common stock of a single series, without nominal (par) value. The following table sets forth certain information concerning ownership of our common stock, as of June 24, 2005, with respect to each shareholder known by us to own more than 5% of the outstanding shares of our common stock and all of our directors and executive officers, as a group.

	Number of Shares Owned	Percentage Ownership
Empresas Copec	113,127,452	99.98%
Directors and executive officers of the Company, as a group	—	—

Through its ownership of our Common Stock, Empresas Copec currently has voting control over us.

Empresas Copec is a Chilean public company listed on the Santiago Stock Exchange, the Valparaíso Stock Exchange and the Chilean Electronic Stock Exchange. It is a holding company, the principal interests of which are in Arauco, gasoline distribution, retailing, electricity, gas distribution and fishing. Before October 1, 2003, Empresas Copec’s legal name was Compañía de Petróleos de Chile S.A. As of that date, Compañía de Petróleos de Chile S.A. transferred all its gasoline- and fuel-related business assets to a new subsidiary, Compañía de Petróleos de Chile COPEC S.A., which we call COPEC, and changed its legal name to Empresas Copec S.A. At December 31, 2004, AntarChile owned 60.1% of Empresas Copec. In May 2005, AntarChile purchased 3.1 million shares of COPEC, increasing its ownership to 60.35% of Empresas Copec.

Through its ownership in Empresas Copec, AntarChile beneficially owned 60.1% of our shares at December 31, 2004. As of June 28, 2005, AntarChile owns 60.35% of our shares.

In turn, at May 31, 2005, the Angelini Group beneficially owned 70.3% of AntarChile. The Angelini Group is a group of investors headed by Anacleto Angelini, one of our directors. Through its ownership of AntarChile, the Angelini Group beneficially owned 60.35% of our shares at May 31, 2005.

RELATED PARTY TRANSACTIONS

We engage in a variety of transactions in the ordinary course of business with affiliates. Article 89 of the Chilean Companies Act requires that our transactions with related parties be on a market basis or on terms similar to those customarily prevailing in the market. Directors and managers of companies that violate Article 89 are liable for losses and damages resulting from such violation.

In addition, Article 44 of the Chilean Companies Act provides that any transaction in which a director has a personal interest or is acting on behalf of a third party that has an interest in the transaction may be approved only when the board of directors has been informed of and has approved the transaction and when the terms of the transaction are similar to those prevailing in the market.

When the transaction involves material amounts, the board of directors must determine whether the terms of such transaction are similar to those prevailing in the market. If the board decides that it is not possible to determine whether the terms of the transaction are similar to those prevailing in the market, the board, with the abstention of the interested director, may approve or reject the transaction or designate two independent appraisers. Any transaction involving material amounts must be reported to the Chilean Securities Commission (Superintendencia de Valores y Seguros). Moreover, resolutions approving such transactions must be reported to our shareholders at the next annual shareholders’ meeting.

Article 44 presumes that a director has a personal interest in a transaction when

•	the director, his or her spouse, certain relatives, a company in which such director is also a director or in which such director has a minimum direct or indirect ownership interest of at least 10% are involved in the transaction,

•	or the companies in which any of the above mentioned persons is a director, a direct or indirect owner of 10% or more of our paid in capital are involved in the transaction; or

•	the persons for whom such director acts as a representative are involved in the transaction.

Violation of Article 44 may result in administrative or criminal sanctions and civil liability to shareholders or third parties who suffer losses as a result of such violation, but it does not affect the validity of the transaction. We believe that we have complied with the requirements of Article 89 and Article 44 in all transactions with related parties.

Our transactions with affiliates include the following:

•	We purchase goods and services that may also be provided by other suppliers. Among the most significant are our fuel purchases from COPEC, a subsidiary of Empresas Copec, our majority shareholder;

•	We obtain insurance for all of our Chilean forest holdings, production plants, facilities and equipment from Cruz del Sur, a Chilean insurance company controlled by the Angelini Group; and

•	We obtain legal services from Portaluppi, Guzmán y Bezanilla, a law firm of which two of our directors, José Tomás Guzmán and Manuel Bezanilla, are partners.

Financial information concerning transactions with affiliates is included in Note 11 to our audited consolidated financial statements.

On June 21, 2001, we irrevocably and unconditionally guaranteed as primary obligor the issuance of U.S.$250,000,000 of floating rate trust notes due 2006, or the APSA Notes, by a trustee acting on behalf of Alto Paraná. Our guaranty is in favor of the holders of the notes and The Chase Manhattan Bank, as trustee. The APSA Notes had a stated maturity of June 13, 2006. On January 22, 2004, Alto Paraná completed a restructuring of the APSA Notes. The terms of the notes and the guaranty were amended as follows:

•	the stated maturity was extended to December 12, 2008;

•	the interest rate was fixed at LIBOR plus 6.5%; and

•	the irrevocable and unconditional guaranty we granted in 2001 was terminated and, through an offshore custodial vehicle, we provided the holders of the restructured APSA notes a new full, irrevocable and unconditional guaranty of the notes, as primary obligor in the event of any failure by Alto Paraná to meet the obligations related to the notes.

Item 8.	Financial Information

See “Item 18—Financial Statements.”

EXPORT SALES

Export sales constituted approximately 85.8% of our sales revenue for the year ended December 31, 2004. Our total export sales revenue for 2004 was U.S.$1,780.7 million. Our principal overseas markets are Asia, Western Europe and the United States. See “Item 4. Information on the Company—Description of Business—Domestic and Export Sales.”

LEGAL PROCEEDINGS

We have been and continue to be subject to environmental proceedings related to allegations by the Chilean environmental regulators and private parties. We are subject to certain other legal proceedings arising from the ordinary course of our business. See Note 12 to our audited consolidated financial statements.

Since the end of 2004, various criminal proceedings relating to alleged violations of several environmental laws have been instituted in Chile in which some of our mills may be involved. We cannot predict the outcome or impact of these proceedings or when they may be resolved. While we are not a defendant in any of these proceedings and Chilean law provides that only individuals can be convicted in criminal actions, as a consequence of these proceedings, certain measures may be taken that could materially and adversely affect our business or operations. See “Item 3. Key Information—Risk Factors—Risks Relating to Arauco and the Forestry Industry—We are subject to legal proceedings related to our mills, which could adversely affect our business, financial condition and results of operations.”

Valdivia Mill

On January 18, 2005, the Environmental Commission for the Tenth Region initiated an administrative proceeding against the Valdivia Mill, claiming that there were several differences between the project as approved by CONAMA in 1998 and the constructed mill. In connection with this proceeding and based on recent legislation, Administrative Proceedings Law No. 19,880, the Environmental Commission for the Tenth Region ordered suspension of production at the Valdivia Mill as an interim preventive measure. To achieve prompt resolution of the matter, we accepted, among other things, an annual production cap of 550,000 tons and agreed to be reviewed under the Environmental Impact Evaluation System before increasing production capacity beyond that limit. As a result, the Environmental Commission for the Tenth Region lifted its suspension order on February 17, 2005, and we recommenced operations at the Valdivia Mill promptly thereafter. On March 18, 2005, the Environmental Commission for the Tenth Region terminated the administrative action against us and imposed a fine of approximately U.S.$77,000. We have determined that the suspension of operations at the Valdivia Mill resulted in a loss of sales of approximately U.S.$1,000,000 per day and a loss of profit of approximately U.S.$250,000 per day.

On January 17, 2005, in a separate judicial claim before the Court of Appeals of Valdivia, a group of private citizens and local organizations requested suspension of production at the Valdivia Mill until the differences between the approved design and the executed project were resolved under the Environmental Impact Evaluation System. On April 18, 2005, the Valdivia Court of Appeals issued a decision ordering us to again cease operations at the Valdivia Mill and to resolve the differences between the Valdivia Mill’s design and the project as completed. We appealed the decision, and on May 30, 2005, the Supreme Court reversed the decision of the Valdivia Court of Appeals.

The Environmental Commission for the Tenth Region evaluated claims against the Valdivia Mill regarding the migration and death of black-neck swans, whose habitat in the nearby Carlos Anwandter Nature Sanctuary is downstream from the mill on the Cruces River. There have been allegations of a causal connection between the migration and death of black-neck swans and the operations at the mill, and in a study dated April 18, 2005, researchers at the Austral University in Valdivia concluded that wastewater discharges from the mill had significantly altered the quality of the Cruces River, contributing to the death and migration of a large population of the black-necked swans.

While we disagree with the conclusions of this study, the National Defense Council (Consejo de Defensa del Estado), the Chilean national agency that institutes legal proceedings on behalf of the Chilean government, has instituted a reparation action for environmental damage (acción de reparación por daño ambiental) seeking reparations, damages and indemnification from us for environmental harm allegedly caused by the Valdivia Mill. We cannot predict the outcome or impact of this lawsuit or when it may be resolved. See “Item 3. Key Information—Risk Factors—Risks Relating to Arauco and the Forestry Industry—We are subject to legal proceedings related to our mills, which could adversely affect our business, financial condition and results of operations” and “Item 8. Financial Information—Legal Proceedings” and “—Recent Developments.”

We have voluntarily suspended operations at the Valdivia Mill. See “Item 3. Key Information—Risk Factors—Risks Relating to Arauco and the Forestry Industry—Environmental concerns have led us to temporarily suspend our operations at the Valdivia Mill, which will adversely affect our business, financial condition and results of operations” and “Item 8. Financial Information—Recent Developments.”

Nueva Aldea

In January 2001, we obtained environmental approval for the Nueva Aldea Project that included the construction of a pulp mill with annual production capacity of 550,000 metric tons. After obtaining approval, we determined that we could increase the annual production capacity of the mill to 856,000 tons without an additional environmental impact study. The Environmental Commission for the Eighth Region determined that it was necessary to formally review the difference in capacity before we proceeded with construction, and in August 2004, we submitted a new environmental impact study that considered the higher capacity. In September 2004, while this new study was under consideration, we began construction of the pulp mill according to the parameters approved in 2001. The Environmental Commission for the Eighth Region disagreed with our decision and, on January 12, 2005, initiated an administrative proceeding and ordered suspension of construction of the mill until the new environmental impact study was reviewed and approved.

On March 10, 2005, the Environmental Commission for the Eighth Region unanimously approved the new study and expressly authorized construction of the mill with installed annual capacity of 856,000 metric tons. We promptly resumed the construction of the pulp mill. The Environmental Commission for the Eighth Region’s new approval requires that, in the future, we submit a new environmental impact study of the discharge of wastewater through a pipeline into the sea.

DIVIDEND POLICY

Chilean law currently requires that, unless otherwise decided by the unanimous vote of our issued and subscribed shares eligible to vote, public corporations distribute a cash dividend in an amount equal to at least 30% of the corporation’s consolidated net income for each year on the basis of Chilean GAAP, unless and except to the extent the corporation has unabsorbed losses from prior years. In April 2002, our shareholders approved the current dividend policy, setting the cash dividend at 40% of our consolidated net income for each year, on a Chilean GAAP basis.

In accordance with a resolution adopted by our board of directors on October 26, 2004, we approved an interim dividend for 2004, which was distributed on December 14, 2004. On April 26, 2005, our shareholders approved a final dividend for 2004, which was distributed on May 10, 2005. In the aggregate, dividends distributed equaled 40% of our consolidated net income for 2004, on a Chilean GAAP basis.

Although the board of directors has no current plans to recommend changes in our dividend policy, the policy has been changed in the past and no assurance can be given that the policy will not be changed in the future, due to changes in Chilean law, capital requirements, operating results or other factors.

RECENT DEVELOPMENTS

Our operations at the Valdivia Mill have been subject to continued environmental scrutiny by Chilean environmental regulators and the Chilean public since the mill began its operations in 2004. Primarily, it has been alleged that the Valdivia Mill’s operations impacted the nearby Carlos Anwandter Nature Sanctuary and contributed to the migration and death of black-neck swans in an area downstream from the mill on the Cruces River. On June 8, 2005, we voluntarily suspended operations at the Valdivia Mill. See “Item 3. Key Information—Risk Factors—Risks Relating to Arauco and the Forestry Industry—Environmental concerns have led us to temporarily suspend our operations at the Valdivia Mill, which will adversely affect our business, financial condition and results of operations.”

We cannot predict how long our operations will remain shutdown or whether and under what conditions our operations might reopen. We intend to continue discussions with the regulatory authorities regarding the potential impacts of our operations and possible means to address the regulatory issues and environmental concerns that have been raised. We believe that our decision will contribute to an objective and fair resolution of the disputes surrounding the mill.

In connection with our decision to suspend operations at the Valdivia Mill, our President and Chief Executive Officer and our Environmental Managing Director resigned from their positions. For more information about our executive officers, see “Item 6. Directors, Senior Management and Employees—Directors and Executive Officers.”

The National Defense Council has instituted a reparation action for environmental damage seeking reparations, damages and indemnification from us for environmental harm allegedly caused by the Valdivia Mill. In addition, since the end of 2004, various criminal proceedings relating to alleged violations of several environmental laws have been instituted in Chile in which some of our mills may be involved. See “Item 3. Key Information—Risk Factors—Risks Relating to Arauco and the Forestry Industry—We are subject to legal proceedings related to our mills, which could adversely affect our business, financial condition and results of operations” and “Item 8. Financial Information—Recent Developments.”

Item 9.	The Offer and Listing

Neither our stock nor our securities are listed on any stock exchange or other regulated market.

Trading in our securities takes place primarily in the over-the-counter market. Accordingly, we are unable to obtain reliable information on such trading.

Item 10.	Additional Information

ARTICLES OF INCORPORATION AND BY-LAWS

Organization and Registration

We are a public corporation (sociedad anónima abierta) organized in Chile under the laws of Chile and registered on August 18, 1971, by resolution 300-S of the Chilean Securities Commission and recorded in the Santiago Commercial Register of 1971 on page 6433 under entry number 2994. Notice was published in the Official Gazette on September 4, 1971.

Objects and Purposes

Our purpose, as stated in our estatutos, or by-laws, includes the manufacture of forestry products, the management of forestry lands and other activities that are incidental to the forestry industry.

Capital

In 2002, our by-laws were amended such that our capital is denominated in U.S. dollars. In 2002, we and two of our subsidiaries, Aserraderos Arauco and Paneles Arauco, received authorization from the Chilean Internal Tax Service to prepare our audited consolidated financial statements in U.S. dollars, beginning January 1, 2002. In January 1, 2003, our subsidiaries Forestal Arauco, Bosques Arauco, Forestal Valdivia, Forestal Celco and Cholguán obtained the same permission from the Chilean Internal Tax Service.

Directors

Pursuant to our by-laws, our board of directors is composed of nine members elected by a general meeting of our shareholders. Our directors are not required to be shareholders. Our by-laws state that the amount of compensation to be received by the directors for their directorial services shall be fixed by the general shareholders’ meeting. Directors may be compensated for any non-directorial services rendered to us at levels of compensation comparable with compensation commonly paid for these services, compensation which is compatible with the directors’ compensation fixed by the general shareholders’ meeting. The by-laws also state that our board of directors has all of the authorities of administration and disposal that Chilean law or the by-laws do not confer upon the general shareholders’ meeting. The board of directors has the right to act on our behalf without the need for a special power of attorney, even in cases where a power of attorney is required by law. In particular, the by-laws provide that the board of directors is empowered to encumber our assets, real and personal property with mortgages, easements or pledges regardless of the value of such property or the amount of the respective encumbrances and to borrow money paying interest, with or without a guaranty for the loan.

Our by-laws provide that we may enter into acts or contracts in which one or more directors are interested only if the interested director’s interest is made known to the board, the acts or contracts are approved by the board and the terms of the act or contract conform to those prevailing in the market. In addition, board resolutions approving interested director transactions must be reported by the chair of the meeting at the first general shareholders’ meeting following the approval of the interested director transaction.

See “Item 6. Directors, Senior Management and Employees” for further information about our board of directors.

Shareholders

Our share capital consists of ordinary shares of no par value issued in registered form. Record holders of shares are registered in our share register. Any transfer of shares must be noted in our share register.

Voting Rights

Each share of our stock entitles the holder to one vote at any meeting of shareholders. Resolutions may be taken upon a vote of an absolute majority of the voting shares present or represented. Any resolution relating to amendments to our by-laws must be approved by an absolute majority of the voting shares issued. Resolutions with regard to the following matters require the affirmative vote of two-thirds of the voting shares issued:

•	transformation, including division or merger with another company;

•	advanced dissolution;

•	change of corporate domicile;

•	reduction in our equity capital;

•	approval and appraisal of non-cash capital contributions;

•	reduction in the number of members of the board of directors;

•	disposal of our assets and liabilities or all of our assets; and

•	changes to the way in which corporate benefits will be distributed.

According to our by-laws, holders of our shares also have the right to vote at the general shareholders’ meeting for the election of directors. Shareholders or their representatives may accumulate their votes in favor of one candidate or distribute them among various candidates. A vote on the election of directors may be omitted if an election is proposed by acclamation and none of the shareholders present or represented opposes the motion. The board of directors may also be dismissed by a regular or special general shareholders’ meeting, though the shareholders may only vote to dismiss the board as a whole.

Changes to Shareholders’ Rights

To change the rights of holders of our shares or create a new series of our shares, we must amend our by-laws. In addition, under Chilean law, any public company wishing to issue a new class of shares must register the new class of shares with the Chilean Securities Commission. Any reduction in the number of our shares also requires a two-thirds majority vote of all holders of our shares under Chilean law. Chilean law also requires that public corporations distribute a cash dividend in an amount equal to at least 30% of the corporation’s consolidated net income for each year (on a Chilean GAAP basis), unless otherwise decided by a unanimous vote of the corporation’s issued and subscribed shares eligible to vote. Any changes to the corporation’s dividend policy must be approved by a two-thirds majority of all holders of the corporation’s shares.

Shareholders’ Meetings

Our by-laws provide that the board of directors shall call general shareholders’ meetings. Notice of general shareholders’ meetings must be made by a prominent notice published at least three times, on different days, in the newspaper of one of our corporate domiciles, as determined by a general shareholders’ meeting, or in the absence of a determination, in the Official Gazette.

A shareholder must be registered in our share register five business days before the meeting date to be entitled to participate and vote at any shareholders’ meeting. In addition, other persons may represent shareholders at general meetings. Powers of attorney must be given in writing and must be granted with respect to all of the shares the shareholder is entitled to vote as of the date five days before the general shareholders’ meeting.

General shareholders’ meetings may be regular or special meetings. Regular shareholders’ meetings are held once a year within the first four months of the year. Among other things, the regular general shareholders’ meeting appoints independent external auditors to examine our accounts, inventory, balance sheet and other financial results. The by-laws provide that the following matters are to be considered at regular shareholders’ meetings:

•	the review of our results of operations and external auditors’ reports and the approval or rejection of our annual report, our balance sheet and financial statements;

•	the distribution of profits of each financial period and the distribution of our dividends;

•	the election or dismissal of the members of the board of directors; and

•	any matter of corporate interest that is not transacted at a special general shareholders’ meeting.

Special shareholders’ meetings may be held at any time required by corporate needs to consider any matter that the law or our by-laws require to be considered at a general shareholders’ meeting. Our by-laws require the meeting notice to disclose any matters to be discussed at a special shareholders’ meeting. According to the by-laws, the following matters must be considered at special shareholders’ meetings:

•	dissolution;

•	transformation, merger or division and the amendment of our by-laws;

•	the issue of bonds or debentures convertible into shares;

•	the disposal of our fixed assets and liabilities or of all of our assets; and

•	the grant of real or personal guarantees to secure obligations of third parties, unless they are affiliated companies, in which case the approval of the board of directors will be sufficient.

Any other matters within the competence of general shareholders’ meetings may be considered at special shareholders’ meetings.

Any act of a general shareholders’ meeting relating to our dissolution, transformation, merger or division, the amendment of our by-laws, any disposal of our fixed assets and liabilities or all of our assets or the issue of bonds convertible into shares or convertible debentures must be held before a notary public, who must certify that the minutes of such meeting are the true expression of what occurred and was resolved at the meeting.

Allocation of Net Income and Distribution of Dividends

Our by-laws provide that the shareholders at a general shareholders’ meeting shall determine the annual distribution of our net profits for each financial period, within the limitations prescribed by law. The shareholders shall also set the date on which any distribution shall be paid, within the time limits prescribed by law. Chilean law prescribes that distributions shall be paid within 30 days of the general shareholders’ meeting at which such distribution was determined.

In accordance with Chilean law, in the event of liquidation, capital can be distributed to the shareholders only after the rights of the creditors have been secured or debts owed to creditors have been paid. Our by-laws provide that a general shareholders’ meeting will appoint one or more liquidators to carry out the liquidation and to call shareholders’ meetings, as required under Chilean law.

Regulation of and Restrictions on Foreign Investors

There are no limitations on the rights to hold securities, including rights of non-resident or foreign shareholders to hold or exercise voting rights on securities.

Disclosure of Shareholder Ownership

We register certain information about our shareholders in our shareholder registry. We are required to disclose this information to the Chilean Securities Commission on a quarterly basis.

Rights of Shareholders

Our by-laws provide that, in the case of a dispute between shareholders or between shareholders and management, the parties will submit their dispute to a mixed arbitrator, who may determine the procedural rules to be used in the arbitration but must issue a final judgment in accordance with Chilean law. Subject to limited exceptions, the arbitrator’s judgment shall not be subject to appeal. The parties shall appoint the arbitrator by mutual agreement and if no agreement is reached, an arbitrator will be appointed by the civil court system from among present and former associate justices of the Supreme Court of Justice of Chile.

EXCHANGE CONTROLS

The Central Bank is responsible for, among other things, monetary policies and exchange controls in Chile. Prior to 1989, Chilean law permitted the purchase and sale of foreign exchange only in cases explicitly authorized by the Central Bank. Law No. 18,840, the Organic Law of the Central Bank of Chile (Ley Orgánica Constitucional del Banco Central de Chile), or the Central Bank Act, enacted in 1989, liberalized the rules that govern the ability to buy and sell foreign exchange.

The Central Bank Act empowers the Central Bank to determine which types of foreign exchange operations must be carried out in the Formal Exchange Market rather than the Informal Exchange Market (Mercado Cambiario Informal). The Central Bank has ruled that certain foreign exchange transactions, including those attendant to foreign investments, may be effected only in the Formal Exchange Market. The Central Bank may also impose restrictions on foreign exchange operations that are conducted or are required to be conducted in the Formal Exchange Market. These restrictions may include the requirement of prior authorization from the Central Bank, the imposition of reserve requirements and the limitation of foreign exchange operations that may be conducted by the entities that participate in the Formal Exchange Market.

The Formal Exchange Market consists of banks and other entities authorized by the Central Bank to participate in such Formal Exchange Market. On April 16, 2001, the Central Bank agreed that, effective April 19, 2001, the prior foreign exchange restrictions would be eliminated and a new Compendium of Foreign Exchange Regulations (Compendio de Normas de Cambios Internacionales) would be applied.

The main objective of this change is to facilitate capital movements from and into Chile and to encourage foreign investment.

The following specific restrictions were eliminated:

•	a reserve requirement with the Central Bank for a period of one year;

•	the requirement for prior approval by the Central Bank for certain operations, such as repatriation of investments and payments to foreign creditors;

•	the mandatory return of foreign currencies to Chile; and

•	the mandatory conversion of foreign currencies into Chilean pesos.

Under the amended regulations, only the following limitations are applicable to these operations:

•	the Central Bank must be provided with information related to certain operations, such as foreign investments and foreign credits; and

•	certain operations, such as money transfers to and from Chile, must be conducted within the Formal Exchange Market.

Bonds Denominated in Currencies other than Chilean Pesos

Before April 19, 2001, any international issue of bonds was subject to approval by the Central Bank after submission of an application to the Central Bank through a bank or other participant in the Formal Exchange Market. Absent the Central Bank’s authorization, issuers were unable to offer bonds outside of Chile. On April 19, 2001, the Central Bank issued new foreign exchange regulations, effective as of March 1, 2002, that were included in the new Chapters VIII and XIV of the Compendium, applicable to bond issues made either from Chile or through an agency abroad. It must be noted however, that all debt issues made before the new regulations remain subject to the regulations existing at the time of their issue.

Debt securities issued directly by us

In accordance with regulations issued by the Central Bank, which were included in the new Chapter XIV of the Compendium, effective March 1, 2002, any international issue of bonds in an aggregate amount exceeding U.S.$10,000 must be registered and dated by a bank or other entity authorized by the Central Bank to participate in the Formal Exchange Market before the proceeds from the issuance can be remitted to Chile and received by the issuer. The issuer must submit forms regarding the offering to the registering entity or directly to the Central Bank, along with a letter of instructions indicating whether it prefers to receive the proceeds in Chilean pesos or in a foreign currency. The Formal Exchange Market entity must, in turn, verify that the forms submitted by the issuer are in accordance with the documentation relating to the issue and inform the Central Bank of the operation no later than 11:00 a.m. on the banking business day following the date on which the proceeds of the issue are transferred to the issuer.

If the issuer opts to receive the proceeds of the issue outside of Chile, it must report this to the Central Bank directly or through a Formal Exchange Market entity within ten days of the date of receipt of proceeds.

Chapter XIV of the Compendium also states that proceeds from the issue, as well as payment of capital and interest relating to the issue, must be received and sent from and through the Formal Exchange Market, but purchases of U.S. dollars in connection with payments on debt securities issued directly by us can be made either in the Formal or in the Informal Exchange Market. There can be no assurance, however, that we will be able to purchase U.S. dollars in the Informal Exchange Market or in the Formal Exchange Market at the time or in the amounts required to pay debt service related to any such debt securities. There can also be no assurance that further Central Bank regulations or legislative changes to the current foreign exchange control regime in Chile would not restrict or prevent our purchase of U.S. dollars to make payments under our securities.

In the case of debt securities issued directly by us before the effectiveness of the new regulations, the registration of the debt securities with the Central Bank grants us access to the Formal Exchange Market for the purchase of U.S. dollars necessary to make payments in respect of those securities but requires that payments on such debt securities shall be made only with U.S. dollars purchased in the Formal Exchange Market.

The regulations of Chapter XIV of the Compendium do not make any reference to the one-year mandatory deposit in the Central Bank that was previously required by Chapter XIV. However, the Central Bank is authorized, under the Central Bank Act, to impose such a requirement.

Debt securities issued through our Panamanian agency

In December 1996, we established a registered agency in Panama. We may from time to time issue debt securities directly or through our Panamanian agency depending on, among other factors, whether or not we expect to bring the proceeds thereof into Chile. In such cases, the proceeds of such issuance of the notes may be brought into Chile or held abroad. In either case, however, in accordance with Chapter VIII of the Compendium, we must inform the Central Bank of the issuance of international bonds through our Panamanian agency within 10 days following the disbursement of funds to the agency, and provide the schedule of payments of the notes.

Purchases of U.S. dollars in connection with payments on debt securities issued through our Panamanian agency, whether before or after April 19, 2001, can be made either in the Formal Exchange Market or in the Informal Exchange Market. Although we would need to inform the Central Bank of the issuance of debt securities through our Panamanian agency, such communication to the Central Bank would not give us access to the Formal Exchange Market for the purchase of U.S. dollars necessary to make payments in respect of those debt securities.

There can be no assurance that we will be able to purchase U.S. dollars in the Informal Exchange Market or in the Formal Exchange Market at the time or in the amounts required to pay debt service related to any such debt securities. There can also be no assurance that further Central Bank regulations or legislative changes to the current foreign exchange control regime in Chile and will not restrict or prevent our purchase of U.S. dollars to make payments under our securities from Chile.

TAXATION

General

The following summary contains a description of the principal Chilean and United States federal income tax consequences of the purchase, ownership and disposition of our securities, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase our securities. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the United States and Chile.

This summary is based on the tax laws of Chile and the United States as in effect on the date of this Form 20-F, as well as regulations, rulings and decisions of Chile and the United States available on or before such date and now in effect. All of the foregoing is subject to change, and any changes could apply retroactively and could affect the continued validity of this summary.

Prospective purchasers of our securities should consult their own tax advisors as to the Chilean, United States or other tax consequences of the purchase, ownership and disposition of our securities, including, in particular, the application to their particular situations of the tax considerations discussed below, as well as the application of state, local, foreign or other tax laws.

Currently, there is no tax treaty between the United States and Chile.

Chilean Taxation

The following is a general summary of the principal consequences under Chilean tax law, as currently in effect, of an investment in our securities made by a foreign holder. Foreign holder means either:

•	in the case of an individual, a person who neither is a resident nor is domiciled in Chile (for purposes of Chilean taxation, an individual holder is resident or domiciled in Chile if the individual has resided or has been domiciled in Chile for more than six months in one calendar year or a total of more than six months in two consecutive fiscal years); or

•	in the case of a legal entity, a legal entity that is not organized under the laws of Chile, unless our securities are assigned to a branch or a permanent establishment of the entity in Chile.

Under Chile’s income tax law, our payments of interest made from Chile in respect of our securities to a Foreign Holder will generally be subject to a Chilean withholding tax assessed at a rate of 4.0% (the “Chilean Interest Withholding Tax”).

We have agreed, subject to specific exceptions and limitations, to pay to the foreign holders of Notes additional amounts in respect of the Chilean Interest Withholding Tax in order that the interest the foreign holder receives, net of the Chilean Interest Withholding Tax, equals the amount which would have been received by the foreign holder in the absence of withholding. If we pay additional amounts in respect of the Chilean Interest Withholding Tax, any refunds of the additional amounts will be for our account. In the event of certain changes in Chilean tax laws requiring us to pay additional amounts in excess of the additional amounts that would be payable were payments of interest on our securities subject to the Chilean Interest Withholding Tax at a 4.0% rate, we have the right to redeem our securities.

Under existing Chilean law and regulations, a foreign holder will not be subject to any Chilean taxes in respect of payments of principal that we make with respect to our securities. Our payments with respect to our securities of amounts not considered principal or interest may be subject to a Chilean withholding tax of up to 35%.

The Chilean Income Tax Law provides that a foreign holder is subject to income tax on his Chilean source income. For this purpose, Chilean source income means earnings from activities performed in Chile or from a sale, disposition or other transaction in connection with assets or goods located in Chile. Therefore, any capital gains realized on the sale or other disposition by a Foreign Holder of our securities generally will not be subject to any Chilean taxes provided that such sale or other disposition occurs outside Chile.

A foreign holder will not be liable for estate, gift, inheritance or similar taxes with respect to its holdings unless the securities held by a foreign holder:

•	are located in Chile at the time of such Foreign Holder’s death or at the time the transfer takes place, or

•	were purchased or acquired with monies obtained from Chilean sources.

A foreign holder will not be liable for Chilean stamp, registration or similar taxes.

The issue of our securities was subject to stamp tax, which we paid.

United States Taxation

This summary of certain United States federal income tax considerations deals principally with United States Holders that acquire our securities as part of the initial offering of our securities and will hold our securities as capital assets and whose functional currency is the United States dollar. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular investor’s decision to purchase our securities and generally does not address the tax treatment of United States Holders that may be subject to special tax rules, such as banks, financial institutions, tax-exempt entities, regulated investment companies, real estate investment trusts, insurance companies, dealers in securities or currencies, traders in securities electing to mark to market, certain short-term holders of our securities, persons that will hold our securities as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction, persons that own (or are deemed to own for United States tax purposes) 10% or more of our voting stock or persons that are not United States Holders. United States Holders should be aware that the U.S. federal income tax consequences of holding our securities may be materially different for investors described in the previous sentence, including as a result of recent changes in law applicable to investors with short holding periods or that engage in hedging transactions.

As used under this section “United States Taxation,” the term “United States Holder” means a beneficial owner of a Note that is a citizen or resident of the United States or a United States domestic corporation or that otherwise is subject to United States federal income taxation on a net income basis in respect of our securities.

Taxation of Interest and Additional Amounts

A United States Holder will treat the gross amount of interest and Additional Amounts (i.e., without reduction for Chilean Interest Withholding Tax, determined utilizing the 4.0% Chilean Interest Withholding Tax rate applicable to all United States Holders of our securities) as ordinary interest income in respect of our securities at the time that such payments are accrued or are received, in accordance with the United States Holder’s method of tax accounting. Any Chilean Interest Withholding Tax paid will be treated as foreign income taxes eligible for credit against such United States Holder’s United States federal income tax liability, subject to generally applicable limitations and conditions, or, at the election of such United States Holder, for deduction in computing such United States Holder’s taxable income. Interest and Additional Amounts will constitute income from sources outside the United States for foreign tax credit purposes. Such income generally will constitute “passive income.” Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities and may not be allowed for withholding taxes imposed in respect of arrangements in which a United States Holder’s expected economic profit is insubstantial. United States Holders should consult their own advisers concerning the implications of these rules in light of their particular circumstances.

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

A Holder of our securities that is, with respect to the United States, a foreign corporation or a nonresident alien individual (a “Non-U.S. Holder”) generally will not be subject to United States federal income or withholding tax on interest income or Additional Amounts earned in respect of our securities, unless such income is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States.

Taxation of Dispositions

Gain or loss realized by a United States Holder on the sale, redemption or other disposition of our securities generally will be treated as capital gain or loss and such gain or loss will be long-term capital gain or loss if at the time of the disposition, our securities have been held for more than one year. The net amount of long-term capital gain realized by a United States Holder that is an individual is taxed at a maximum rate of 15%. Gain, if any, realized by a United States Holder generally will be treated as U.S. source income for U.S. foreign tax credit purposes.

A Non-U.S. Holder of our securities will not be subject to United States federal income or withholding tax on gain realized on the sale or other disposition of our securities unless (i) such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States or (ii) in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Backup Withholding and Information Reporting

Payments of principal, premium, if any, and interest on our securities and payment of the proceeds of any disposition of our securities made to certain United States Holders may be subject to U.S. information reporting requirements. In addition, certain United States Holders may be subject to a U.S. backup withholding tax in respect of such payments if they do not provide their taxpayer identification numbers to the payor or otherwise establish an exemption. Non-U.S. Holders generally are exempt from these withholding and reporting requirements, but may be required to comply with applicable certification and identification procedures to establish their eligibility for such an exemption.

DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials, including this Annual Report and the exhibits thereto, may be inspected and copied at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the materials may be obtained from the Public Reference Room at the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

The following discussion about our risk management activities includes forward-looking statements that involve risk and uncertainties. Actual results could differ materially from those projected in such forward-looking statements.

We are exposed to market risk from changes in interest rates and currency exchange rates. From time to time, we assess our exposure and monitor opportunities to manage these risks, including entering into derivative contracts. In the normal course of business, we also face risks that are either non-financial or non-quantifiable. Such risks principally include country risk, credit risk and legal risk and are not represented in the tables below.

INTEREST RATE RISK

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2004, we had outstanding approximately U.S.$1,909.5 million of indebtedness excluding accrued interest, of which approximately 76.3% bore interest at fixed interest rates and approximately 23.7% bore interest at floating rates of interest. All of the indebtedness was denominated in U.S. dollars as of that date. The interest rate on our variable rate debt is determined by reference to LIBOR.

The following table summarizes our long-term debt obligations, including 2005 maturities, at December 31, 2004 that are sensitive to changes in interest rates. The table presents the aggregate principal amount of each category of indebtedness maturing in each year, at the weighted average interest rate for each category of indebtedness. Average interest rates for liabilities are calculated based on the prevailing interest rate for each loan at December 31, 2004.

	As of December 31, 2004
	Average Interest Rate(1)	Expected contractual maturity date						Total Long Term Debt	Fair Value(2)
		2005	2006	2007	2008	2009	There- after
	(U.S.$ equivalent in millions)
Long-Term Interest Bearing Debt
Fixed Rate (U.S.$-denominated)	7.17%	175.0	—	100.0	—	100.0	1,082.5	1,457.5	1,612.2
Variable Rate (U.S.$-denominated)	LIBOR + 0.33%	0.4	50.5	100.6	140.6	160.0	—	452.0	452.0

(1)	Average interest rate means, for variable rate debt, the weighted average prevailing interest rate at December 31, 2004, on our variable rate debt, and for fixed rate debt, the weighted average prevailing interest rate at December 31, 2004, on our fixed rate debt.

(2)	These figures were calculated based on the discounted value of future cash flows expected to be received or paid, considering current discount rates that reflect the different risks involved. See Note 10 to our audited consolidated financial statements.

FOREIGN CURRENCY RISK

Our principal exchange rate risk involves changes in the value of the euro, the Chilean peso and, to a lesser extent, the Argentine peso and the Brazilian real relative to the dollar. We generally believe that our foreign currency exposure is not material to our net income. In 2004, substantially all of our consolidated revenues were denominated in or indexed to foreign currencies. We estimate that a majority of our consolidated costs and expenses are denominated in dollars. As of December 31, 2004:

•	66.3% of our accounts receivable were denominated in U.S. dollars;

•	57.7% of our short-term investments were denominated in U.S. dollars and 42.3% were denominated in euros, with the balance in Chilean pesos;

•	substantially all of our indebtedness was denominated in U.S. dollars; and

•	a significant portion of our consolidated total assets was denominated in U.S. dollars.

Substantially all of our foreign currency-denominated revenues, costs and expenses, receivables and indebtedness are denominated in U.S. dollars. As of December 31, 2004, all of our long-term debt was denominated in U.S. dollars. Accordingly, variations in the value of the Chilean peso relative to the dollar will not have a significant effect in the cost in dollars of our foreign debt service obligations.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as of December 31, 2004. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures, as of December 31, 2004, were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

There has been no change in our internal control over financial reporting during 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

We do not have an audit committee. Accordingly, certain rules under the U.S. federal securities laws that would otherwise apply to the audit committee apply to our board of directors as a whole. We believe that the members of our board of directors have sufficient financial and other experience to perform their responsibilities under these rules. Our board of directors has determined that Jorge Andueza qualifies as an “audit committee financial expert” within the meaning of Item 16A of Form 20-F. For a description of Mr. Andueza’s professional experience, see “Item 6. Directors, Senior Management and Employees—Directors and Executive Officers.”

Item 16B.	Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer. We will provide any person without charge, upon request, a copy of such code of ethics. Requests for a copy of the code of ethics may be made to Celulosa Arauco y Constitución S.A., El Golf 150, 14th Floor, Santiago, Chile, Attn: Gianfranco Truffello, tel. (011-562) 461-7200, fax (011-562) 461-7541. If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, or if we grant any waiver of such provisions, we will disclose the amendment or waiver in our annual report on Form 20-F.

Item 16C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, during the fiscal years ended December 31, 2003 and 2004.

	Year ended December 31,
	2003	2004
	(U.S.$ in thousands)
Audit fees	$627	$599
Audit-related fees	—	85
Tax fees	53	37
Other fees	—	5

Total fees	$680	$726

Audit fees in the above table are the aggregate fees billed by PricewaterhouseCoopers in connection with the audit of our annual financial statements in accordance with Chilean GAAP and U.S. GAAP, as well as the review of other filings.

Audit-related fees in the above table are the are the aggregate fees billed by PricewaterhouseCoopers for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, including consultations regarding the Sarbanes-Oxley Act and due diligence related to acquisitions.

Tax fees in the above table are fees billed by PricewaterhouseCoopers associated with the issuance of certificates for tax and legal compliance purposes in Mexico and Argentina and consultation on the impact of debt restructured by our subsidiaries in Argentina.

Other fees in the above table are fees billed by PricewaterhouseCoopers in connection with compensation research studies in Argentina.

Audit Committee Approval Policies and Procedures

Our board of directors has established pre-approval policies and procedures for the engagement of our independent auditors. Pursuant to our pre-approval policy, our board of directors has pre-approved a list of services that our independent auditors are allowed to provide to us or our subsidiaries.

Additionally, our board of directors expressly approves, on a case-by-case basis, any engagement of our independent auditors for audit and non-audit services that are not included on the pre-approved list.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See our audited consolidated financial statements beginning on page F-1, incorporated herein by reference.

Item 19.	Exhibits

Documents filed as exhibits to this annual report:

1.1	English translation of the by-laws (estatutos) of Celulosa Arauco y Constitución S.A., dated as of January 27, 2005

8.1	List of subsidiaries

12.1	Certification of chief executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of chief executive officer and principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Valuation and qualifying accounts

Omitted from the exhibits filed with this annual report are certain instruments and agreements with respect to our long-term debt, none of which authorizes securities in a total amount that exceeds 10% of our total assets. We hereby agree to furnish to the SEC copies of any such omitted instruments or agreements as the SEC requests.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

By:	/s/ Matías Domeyko
Matías Domeyko
Chief Executive Officer

Date: June 29, 2005

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2004

ThU.S.$ - Thousands of United States dollars

Ch$ - Chilean pesos

Report of Independent Registered Accounting Firm

To the Board of Directors and Stockholders of

Celulosa Arauco y Constitución S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of Celulosa Arauco y Constitución S.A. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule included under Exhibit 15.1 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Santiago, Chile

June 22, 2005

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

	At December 31,
ASSETS	2004	2003
	(U.S.$ in thousands)
CURRENT ASSETS:
Cash and cash equivalents 1d)	$24,483	$27,275
Time deposits	40,213	—
Short-term investments 1e)	332,126	522,793
Trade receivables – net	355,064	226,470
Other receivables – net (2)	57,175	70,255
Inventories 1f), (3)	281,953	236,163
Prepaid expenses and other current assets (4)	85,822	71,795

Total current assets	1,176,836	1,154,751

LONG-TERM ASSETS:
Forest 1g)	1,412,488	1,243,638
Property, plant and equipment – net 1h), (5)	2,524,428	2,176,701
Investments in affiliates	68,101	59,546
Goodwill, net of amortization 1n)	23,668	23,668
Other long-term assets	70,120	77,723

Total long-term assets	4,098,805	3,581,276

Total assets	$5,275,641	$4,736,027

Notes to the financial statements are an integral part of these financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

	At December 31,
LIABILITIES AND STOCKHOLDERS’ EQUITY	2004	2003
	(U.S.$ in thousands)
CURRENT LIABILITIES:
Short-term debt	$—	$1,368
Current portion of long-term notes	414	629
Current portion of long-term bonds 1p)	175,000	—
Accounts payable (6)	300,682	203,898
Accrued liabilities and other current liabilities (7)	83,701	69,554

Total current liabilities	559,797	275,449

LONG-TERM LIABILITIES:
Long-term notes (8)	451,606	402,020
Long-term bonds 1p) (8)	1,282,500	1,457,500
Deferred income taxes (9)	165,432	152,805
Other long-term liabilities	22,192	14,040

Total long-term liabilities	1,921,730	2,026,365

MINORITY INTEREST	6,847	13,212

STOCKHOLDERS’ EQUITY:
Common stock (nominal par value, 113,152,446 shares authorized and issued)	—	—
Paid-in capital	363,833	363,833
Retained earnings	2,423,434	2,057,168

Total stockholders’ equity	2,787,267	2,421,001

Total liabilities and stockholders’ equity	$5,275,641	$4,736,027

Notes to the financial statements are an integral part of these financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated Statements of Income

	Year Ended December 31,
	2004	2003	2002
	(U.S.$ in thousands)
Net sales	$2,075,052	$1,458,220	$1,188,018

Operating costs and expenses:
Cost of sales	(1,041,590)	(782,793)	(620,464)
Depreciation (13)	(141,329)	(112,636)	(103,885)
Selling and administrative	(124,784)	(105,897)	(100,515)

Total operating costs and expenses	(1,307,703)	(1,001,326)	(824,864)

Income from operations	767,349	456,894	363,154

Non-operating income (expense):
Interest income	25,431	30,051	21,995
Other income (expense)	(4,990)	1,570	1,513
Foreign exchange gains	16,227	52,353	11,668
Interest expense	(78,109)	(46,629)	(61,692)

Total non-operating income (expense)	(41,441)	37,345	(26,516)

Income before taxes, minority interest and equity in earnings of unconsolidated affiliates	725,908	494,239	336,638
Provision for income taxes (9)	(139,899)	(80,574)	(52,578)
Minority interest in consolidated subsidiaries	(321)	(199)	(267)
Equity in earnings of unconsolidated affiliates	6,473	6,001	2,558

Net income	$592,161	$419,467	$286,351

Notes to the financial statements are an integral part of these financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2004	2003	2002
	(U.S.$ in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$592,161	$419,467	$286,351
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	144,547	114,378	107,453
Minority interest in net income of consolidated subsidiaries	321	199	267
Earnings of unconsolidated affiliates	(6,473)	(6,001)	(2,558)
Deferred income taxes	15,592	23,782	12,243
Allowance for doubtful accounts	2,652	4,360	1,117
(Gain) loss on sale of fixed assets	2,206	258	(446)
Investments and proceeds in trading securities	150,454	(172,510)	70,142
Decrease (increase) in receivables	(131,246)	(44,759)	17,665
Decrease (increase) in inventories	(45,790)	(33,074)	(9,526)
Decrease (increase) in other assets	79,540	305	(37,841)
Increase in accounts payable	44,260	16,709	27,145
Increase in other liabilities	22,299	23,399	9,639

Net cash provided by operating activities	870,523	346,513	481,651

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment and forest	(743,247)	(503,233)	(324,354)
Proceeds from sales of property, plant and equipment	2,860	1,528	2,590
Investment in related companies	(6,691)	(61,169)	(9,400)
Dividends received from related companies	1,399	1,101	802

Net cash used in investing activities	(745,679)	(561,773)	(330,362)

CASH FLOWS FROM FINANCING ACTIVITIES
Bonds issued	—	300,000	—
Bank borrowings	307,697	182,291	34,522
Debt issue costs	(77)	(2,411)	—
Payment of notes and bond principal	(259,869)	(152,586)	(87,386)
Dividends paid	(175,387)	(133,906)	(71,702)

Net cash provided by (used in) financing activities	(127,636)	193,388	(124,566)

Net increase (decrease) in cash and cash equivalents	(2,792)	(21,872)	26,723
Cash and cash equivalents at beginning of year	27,275	49,147	22,424

Cash and cash equivalents at end of year	$24,483	$27,275	$49,147

Notes to the financial statements are an integral part of these financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

	Year Ended December 31,
	2004	2003	2002
	(Dollar and Share Amounts in Thousands, Except Per Share Amounts)
Common Stock	—	—	—
Nominal par value (113,152, 446 shares authorized and issued at December 31, 2004, 2003 and 2002)

Paid in capital
Balance at beginning of year	$363,833	$363,833	$363,833
Balance at end of year	363,833	363,833	363,833

Retained earnings
Balance at beginning of year	2,057,168	1,793,832	1,610,952
Net income	592,161	419,467	286,351
Dividends	(225,895)	(156,131)	(103,471)

Balance at end of year	2,423,434	2,057,168	1,793,832

Total stockholders’ equity	$2,787,267	$2,421,001	$2,157,665

Notes to the financial statements are an integral part of these financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Arauco considers all highly liquid securities with maturities of three months or less at the time of purchase to be cash equivalents. Arauco invests its excess cash in short-term time deposits and repurchased agreements with high quality financial institutions. These time deposits and repurchased agreements are included in cash and cash equivalents at fair value. Arauco generally holds these cash investments until maturity and is therefore not subject to significant market risk. The Company has accounts with a variety of banks and does not hold significant deposits with any single bank.

e)	Short-term investments

Arauco’s short-term investments consist primarily of investments in mutual fund units, which are classified as trading securities. These short-term investments are recorded at fair value with unrealized holding gains and losses included in earnings. Net unrealized holding gains and losses at period end included in interest income for 2004, 2003 and 2002 were U.S.$6.0 million, U.S.$6.9 million and U.S.$8.0 million, respectively.

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

Timber and timberlands are stated at cost less cost of timber harvested. The costs incurred in developing and growing timber such as site preparation, property taxes, seedling, planting, fertilization, insect and wildlife control, herbicide application and thinning, are capitalized. Direct and indirect interest costs incurred in connection with the development of timber and timberlands are also capitalized. These capitalized costs are accumulated by specifically identifiable farm blocks. Accounting practices for these costs do not change when timber becomes merchantable and harvesting commences.

Costs incurred related to logging roads are capitalized and amortized over their expected useful lives or as the related timber is harvested.

Depletion, or costs attributed to timber harvested, is determined by each identifiable farm block that is in the harvesting stage based on the relationship of unamortized timber costs to the estimated volume of recoverable timber multiplied by the amount of timber cut. The estimated volume of recoverable timber is determined using statistical information and other data related to growth rates and yields gathered from physical observations, models and other information gathering techniques. Changes in yields are generally due to adjustments in growth rates and similar matters and are accounted for prospectively as changes in estimates. The cost of timber harvested is included in the carrying values of raw material and product inventories and in the cost of products sold as these inventories are sold to third parties.

h)	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation of buildings, equipment and other depreciable assets is primarily determined using the straight-line method. Expenditures that substantially improve and/or increase the useful life of facilities or equipment are capitalized. Interest costs associated with financing the construction of property, plant and equipment are capitalized. Maintenance and repair costs are expensed as incurred. Profits and losses on the sale of property, plant and equipment are accounted for as the difference between the book value and the consideration received.

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

Arauco uses the asset and liability method of accounting for income taxes. Under this method, the provision for income taxes includes amounts currently payable and amounts deferred as tax assets and liabilities, based on differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, and is measured using the enacted tax rates that are assumed will be in effect when the differences reverse. Deferred tax assets are reduced by a valuation allowance, which is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

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

Arauco provides an allowance for doubtful accounts based on a review of the specific receivables. As of December 31, 2004 and 2003, no single customer accounted for more than 10% of the outstanding balance of accounts receivable. At December 31, 2004 and 2003, the balance in the allowance account for receivables was U.S.$11.2 million and U.S.$8.6 million, respectively.

m)	Currency translation

The functional currency of the Company and its subsidiaries is the U.S. dollar. The Company has subsidiaries that maintain their records in local currencies. Because the U.S. dollar is the functional currency, subsidiaries that maintain their records in local currency remeasure their financial statements into U.S. dollars using the historical exchange rates for non-monetary assets and liabilities and shareholders’ equity accounts. For monetary assets and liabilities, the year-end exchange rate prevailing on December 31 of each year is used. The income statement amounts are remeasured into U.S. dollars at a weighted average exchange rate for the year. Re-measurement gains or losses are recorded in foreign exchange gains (losses) in the income statement.

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

Bonds are shown at face value plus accrued interest. The discount on, and expenses incurred in, the issue of the bonds are shown under other current and long-term assets and are amortized using the interest method of amortization over the term of the instruments. Total capitalized costs associated with bonds were U.S.$11.4 million and U.S.$14.1 million at December 31, 2004 and 2003, respectively.

q)	Research and development expenses

The cost of research, project development and special studies are charged to income in the year in which they are incurred. The cost of research and development charged to income was U.S.$2.0 million, U.S.$1.7 million and U.S.$1.6 million for the years ended December 31, 2004, 2003 and 2002, respectively.

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

Arauco sponsors a retirement plan that covers certain employees. It has recorded a liability for long-term severance indemnities based on agreements it has entered into with its employees at certain of its companies in Chile. Generally, upon leaving Arauco, employees who have completed five years of service are entitled to one month’s salary for each year of service, up to the retirement age of 60 and 65 years for women and men, respectively. In accordance with Emerging Issues Task Force (“EITF”) 88-1, Arauco records the undiscounted obligation for this plan as if it was payable at each balance sheet date. Severance expense for this plan was U.S.$2.8 million, U.S.$5.4 million and U.S.$1.3 million, for fiscal 2004, 2003 and 2002, respectively. The severance liability is recorded in other long-term and current liabilities and amounted to U.S.$17.4 million and U.S.$14.6 million, at December 31, 2004 and 2003, respectively.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

t)	Acquisitions

On January 2, 2003, the Company acquired 100,000 shares of Eka Chile S.A. for U.S.$3.5 million and contributed U.S.$25 million equivalent to 800,000 additional shares. As a result, the Company now holds a 50% interest in Eka Chile S.A. As such, the Company accounts for this investment under the equity method.

In May 2003, the subsidiary Arauco Internacional S.A. acquired 4,000 shares of Arauco Europe S.A. for U.S.$30 thousand. As a result, Arauco Internacional S.A. now holds a 99.97% controlling interest in Arauco Europe S.A.

On December 23, 2003, the Company’s subsidiary Forestal Celco S.A. acquired 735,042,070 shares of Forestal Celsur S.A. for U.S.$33 million. As a result, Forestal Celco S.A. now holds a 83.05% controlling interest in Forestal Celsur S.A.

On January 5, 2004, the subsidiary Forestal Celco S.A. acquired 149,999,999 shares and the subsidiary Forestal Arauco S.A. acquired one share of Forestal Celsur S.A. for U.S.$6.7 million. As a result, Forestal Celco S.A. now holds a 99.99% controlling interest in Forestal Celsur S.A. In December 2004, Forestal Celco S.A. and Forestal Celsur S.A. were merged.

u)	New accounting pronouncements

In January 2003 the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”) which was amended by FIN 46R issued in December 2003. FIN 46 addresses consolidation by business enterprises of variable interest entities (“VIE’s”) that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) for which the equity investors lack an essential characteristic of a controlling financial interest. FIN 46 requires consolidation of VIE’s for which the Company is the primary beneficiary and disclosure of a significant interest in a VIE for which the Company is not the primary beneficiary. As a result of our review, no entities were identified requiring disclosure or consolidation under FIN 46.

In November 2004, the FASB issued FASB Statement No. 151, “Inventory Costs — an amendment of ARB No. 43” (“FAS 151”), which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. FAS No. 151 requires idle facility expenses, freight, handling costs and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. FAS 151 is not expected to have any impact on the Company’s financial position or results of operations.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

In December 2004, the FASB issued FASB Statement No. 153, “Exchange of Non-monetary Assets and amendment of APB No. 29” (“FAS 153”), which is the result of its efforts to improve comparability of U.S. accounting standards for non-monetary transactions with International Accounting Standards. FAS No. 153 eliminates the exception to fair value for exchanges of similar productive assets outlined in APB No. 29 and replaces it with a general exception for exchange transactions that do not have commercial substance – that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. FAS No. 153 will be effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. FAS 153 is not expected to have any impact on the Company’s financial position or results of operations.

In May 2005, the FASB issued FASB Statement No. 154 “Accounting Changes and Error Corrections a replacement of APB Opinión No. 20 and FASB Statement No. 3” (“FAS 154”), which changes the requirements for the accounting and reporting of a change in an accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This Statement requires retrospective application to prior periods financial statements of changes in accounting principle, unless it is impracticable to determine either the period specific effects or the cumulative effect of the change. FAS No. 154 is not expected to have any impact on the Company´s financial position or results of operation.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 2 - OTHER RECEIVABLES - NET

	December 31,
	2004	2003
	ThU.S.$	ThU.S.$
Value added tax receivable	44,321	50,366
Related party receivables	4,062	1,663
Other receivables	10,827	20,225
Allowance	(2,035)	(1,999)

Total other receivables - net	57,175	70,255

NOTE 3 - INVENTORIES

Inventories were valued in accordance with the policy described in note 1(f). The principal components were as follows:

	December 31,
	2004	2003
	ThU.S.$	ThU.S.$
Finished goods	190,382	142,669
Work in progress	7,370	3,767
Sawlogs, pulpwood and chips	18,163	22,571
Raw materials	50,299	54,624
Other parts and materials	15,739	12,532

Total inventories	281,953	236,163

NOTE 4 - PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2004	2003
	ThU.S.$	ThU.S.$
Prepaid freight and other expenses	46,786	30,742
Deferred tax assets	1,291	4,256
Spare parts	24,403	21,175
Other current assets	13,342	15,622

Total prepaid expenses and other current assets	85,822	71,795

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT - NET

		December 31,
	Useful lives	2004	2003
		ThU.S.$	ThU.S.$
Land and improvements	—	405,513	377,409
Buildings and improvements	39 years	1,495,860	1,218,058
Machinery and equipment	12 years	1,677,544	1,360,481
Construction in progress	—	374,523	509,730
Other	7 years	259,491	266,237

		4,212,931	3,731,915
Accumulated depreciation		(1,688,503)	(1,555,214)

Total property, plant and equipment – net		2,524,428	2,176,701

NOTE 6 - ACCOUNTS PAYABLE

	December 31,
	2004	2003
	ThU.S.$	ThU.S.$
Accounts payable - trade	122,343	107,779
Dividends payable	139,062	90,911
Accounts payable - related parties	822	1,329
Income tax payable	38,455	3,879

Total accounts payable	300,682	203,898

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 7 - ACCRUED LIABILITIES AND OTHER CURRENT LIABILITIES

	December 31,
	2004	2003
	ThU.S.$	ThU.S.$
Accrued interest	35,959	35,369
Other accruals	38,586	25,012
Withholding taxes	8,268	5,810
Deferred income	888	3,363

Total accrued liabilities and other current liabilities	83,701	69,554

NOTE 8 - LONG-TERM DEBT

Long-term notes	Interest Rate at December 31, 2004	December 31,
		2004	2003
	%	ThU.S.$	ThU.S.$
Notes payable:
J.P. Morgan Chase (due in 2008)	LIBOR + 0.85	—	150,000
Citigroup (Revolving Facility) (due in 2009)	LIBOR + 0.30	200,000	—
Argentine Collateral Trust I (due in 2006)	LIBOR + 0.35	250,000	250,000
Note payable - Argentina (due in 2008)	LIBOR + 0.375	2,020	2,649

Total notes payable		452,020	402,649
Less: current portion		(414)	(629)

Total long-term notes		451,606	402,020

On August 3, 2004, the Company obtained a syndicated loan of U.S.$240 million with a group of banks led by Citigroup, BBVA, Calyon and Dresdner Kleinwort Wasserstein. The syndicated loan is structured as a revolving facility, allowing the Company to borrow, prepay and borrow the committed amount again during the life of the credit facility. Funds will be used for debt refinancing and other corporate purposes. The term of the syndicated loan is five years and the interest rate is LIBOR plus 0.275% if the outstanding amount is less than 50% of the facility, and LIBOR plus 0.30% if the outstanding amount is more than 50% of the facility.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The Company obtained a U.S.$150 million loan from J.P. Morgan Chase in February 2003. The loan was denominated in U.S. dollars and had a variable interest rate of LIBOR plus 0.85%. Interest payments were due semi-annually, while the loan principal was repayable in five semi-annual payments, which began on February 7, 2006. The Company prepaid this loan in August 2004.

Through the Company’s subsidiary Alto Paraná S.A., Arauco obtained a U.S.$250 million note from Argentine Collateral Trust I on June 13, 2001. Interest is payable semi-annually. The Company has guaranteed repayment of the loan.

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

In accordance with the loans, the Company must maintain a minimum interest coverage ratio of 2:1 (on a rolling four-quarter basis), a maximum debt to equity ratio of 1.2:1 and a minimum consolidated net worth of at least U.S.$2,500 million under Chilean GAAP. The Company was in compliance with these covenants at December 31, 2004.

The six-month LIBOR at December 31, 2004 and 2003 was 2.78% and 1.22%, respectively.

	Annual Interest Rate at December 31, 2004	Outstanding Principal Amount at December 31,
Long-term bonds		2004	2003
		ThU.S.$	ThU.S.$
Bonds:
U.S.$ bonds (1st issue) due December 2007	7.00%	100,000	100,000
U.S.$ bonds (2nd issue) due September 2005	6.95%	175,000	175,000
U.S.$ bonds (2nd issue) due September 2009	7.20%	100,000	100,000
U.S.$ bonds (2nd issue) due September 2017	7.50%	125,000	125,000
U.S.$ bonds (3rd issue) due August 2010	8.625%	270,500	270,500
U.S.$ bonds (4th issue) due September 2011	7.75%	387,000	387,000
U.S.$ bonds (5th issue) due July 2013	5.125%	300,000	300,000

Total bonds		1,457,500	1,457,500
Less current maturities of long-term bonds		(175,000)	—

Total long-term bonds		1,282,500	1,457,500

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

In August 2000, the Company issued U.S.$300 million of 10-year bonds at 8.625% (3rd issue). The interest on these bonds is payable semi-annually in arrears.

In October 1997, the Company issued U.S.$175 million of 8-year bonds at 6.95%, U.S.$100 million of 12-year bonds at 7.2% and U.S.$125 million of 20 year-bonds at 7.5% (2nd issue). The interest on these bonds is payable semi-annually in arrears.

In December 1995, the Company issued U.S.$200 million of 8-year bonds at 6.75% and U.S.$100 million of 12-year bonds at 7.0% (1st issue). The interest on these bonds is payable semi-annually in arrears.

In the period between October 2002 and December 2002, the Company repurchased and retired approximately U.S.$42.5 million of its 7.75% and 8.625% bonds due in 2011 and 2010, respectively. The bonds were obtained at a premium, resulting in a loss of U.S.$3,006 thousand, net of income taxes. The loss includes the write-off of unamortized capitalized issuance costs associated with these bonds of U.S.$916 thousand. In September 2001, the Company repurchased and retired U.S.$119.8 million of its 6.75% bonds due in 2003. The bonds were obtained at a premium, resulting in a loss of U.S.$3.9 million, net of income taxes. The loss includes the write-off of unamortized capitalized bond issuance costs of U.S.$967 thousand.

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

In July and August 2003 the Company made settlements of U.S.$30 million and U.S.$40 million, respectively, of both interest rate swap agreements, leaving a notional amount of U.S.$130 million for both contracts.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The weighted average interest rate for all long-term debt at December 31, 2004 and 2003 was approximately 6.12% and 6.05% respectively. Required repayment of principal for long-term debt is as follows:

Year Ended December 31,
ThU.S.$
2005	175,414
2006	50,492
2007	200,557
2008	140,557
2009	260,000
2010 and thereafter	1,082,500

Total	1,909,520

Cash paid during 2004, 2003 and 2002 for interest was U.S.$138.3 million, U.S.$111.5 million and U.S.$113.2 million, respectively. The total amount of interest cost incurred by Arauco was U.S.$138.9 million (net of U.S.$5.0 million related to interest rate swaps), U.S.$116.4 million (net of U.S.$21.2 million related to interest rate swaps) and U.S.$115.7 million (net of U.S.$4.0 million related to interest rate swaps) for the years ended December 31, 2004, 2003 and 2002, respectively. The amount of interest capitalized for these periods was U.S.$60.8 million, U.S.$69.7 million and U.S.$54.0 million, respectively.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 9 –INCOME TAXES

Provision for income taxes was as follows:

	Year ended December 31,
	2004	2003	2002
	ThU.S.$	ThU.S.$	ThU.S.$
Domestic
Current	87,878	56,408	40,335
Deferred	14,100	3,507	16,257
Foreign
Current	36,429	383	—
Deferred	1,492	20,276	(4,014)

Total provision for income taxes	139,899	80,574	52,578

The tax effects of significant temporary differences creating deferred tax assets and liabilities at December 31 were as follows:

	December 31,
	2004	2003
	ThU.S.$	ThU.S.$
Deferred income tax liabilities

Inventories	(6,489)	(5,562)
Other	(16,827)	(11,309)
Property, plant and equipment	(199,151)	(184,918)
Debt issue costs	(2,785)	(3,078)

Total deferred tax liabilities	(225,252)	(204,867)
Deferred income tax asset
Accruals	35,527	32,199
Tax loss carry forwards	4,890	5,096
Other	26,722	25,313

Total deferred tax assets	67,139	62,608

Valuation allowance	(6,028)	(6,290)

Total deferred tax assets - net	61,111	56,318

Net deferred tax liability	(164,141)	(148,549)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Net long-term deferred tax liabilities were U.S.$165.4 million at December 31, 2004 and U.S.$152.8 million at December 31, 2003. In addition, net short-term deferred tax assets of U.S.$1.2 million at December 31, 2004 and U.S.$4.2 million at December 31, 2003, are included in the Consolidated Balance Sheets in prepaid expenses and other current assets.

Cash paid during 2004, 2003 and 2002 for income taxes was U.S.$67.8 million, U.S.$59.2 million and U.S.$23.2 million, respectively.

As of December 31, 2004 and 2003, Arauco had valuation allowances of U.S.$6.0 million and U.S.$6.3 million, respectively, to reduce its deferred tax assets to estimated realizable value. The valuation allowances relate to the deferred tax assets arising from Argentina.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of Arauco’s total deferred tax assets will not be realized. The ultimate realization of these deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences are anticipated to reverse, management believes it is more likely than not that Arauco will realize the benefits of its deferred tax assets, net of the valuation allowance, at December 31, 2004, as reductions of future taxable income or by utilizing available tax planning strategies. However, the amount of the net deferred tax assets considered realizable could be adjusted in the future if estimates of taxable income are revised.

At December 31, 2004, Arauco had operating loss carry-forwards of approximately U.S.$28.2 million in Chile, which can be carried forward indefinitely. There are no loss carry-forwards associated with Argentina.

At December 31, 2003, Arauco had operating loss carry-forwards of approximately U.S.$27.5 million. Loss carry-forwards associated with Chile are U.S.$24.3 million, which can be carried forward indefinitely. Loss carry-forwards associated with Argentina were U.S.$3.2 million.

The following table summarizes the effect of the differences between the statutory income tax rate and the effective income tax rates:

	Year ended December 31,
	2004	2003	2002
	ThU.S.$	ThU.S.$	ThU.S.$
Pretax income multiplied by enacted tax rate	124,099	82,507	54,229
Change in valuation allowance	(262)	(18,748)	(18,032)
Tax effect resulting from foreign subsidiaries	21,818	15,688	12,795
Permanent differences	(2,716)	2,099	4,894
Non-taxable income	(3,040)	(972)	(1,308)

Effective income tax amount	139,899	80,574	52,578

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The Chilean statutory, first category (corporate) income tax rate was 16% in 2002, 16.5% in 2003 and 17% in 2004 and thereafter in accordance with currently enacted tax legislation. Also, in accordance with Chilean law, the Company and each of its subsidiaries compute and pay tax on a separate basis and not on a consolidated basis. The Argentine statutory first category income tax rate was 35% for all years presented.

NOTE 10 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial instruments include cash and short-term investments, receivables, payables, debt including notes and bonds and an interest rate swap agreement. The estimated fair value of these financial instruments is based on the amount at which such instruments could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. There are certain limitations inherent in the fair value data since, while the data represents management’s best estimates, the data is subjective, involving significant estimates regarding current economic and market conditions.

The methods and assumptions used to estimate the fair values are as follows:

For cash and short-term time deposits, the carrying amounts approximate the fair value due to the short-term maturity of these instruments. The fair value of short-term investments is estimated based on quoted market prices. The fair value of short-term and long-term debt is estimated based on current interest rates available to the Company for debt instruments with similar terms, degrees of risk and remaining maturities. The fair value of the interest-rate swap agreements is obtained from dealer quotes and represents the estimated amount the Company would receive or pay to terminate the agreements.

The estimated fair values of the Company’s financial instruments are summarized below.

	At December 31, 2004		At December 31, 2003
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
	(ThU.S.$)		(ThU.S.$)
Assets
Cash	24,483	24,483	15,335	15,335
Time deposits	40,213	40,213	11,940	11,940
Short-term investments	332,126	332,126	522,793	522,793
Liabilities
Short-term debt	—	—	1,368	1,368
Notes payable	452,020	452,020	402,649	402,649
Bonds	1,457,500	1,612,232	1,457,500	1,626,900

Derivative instrument
Interest rate swap	4,988	4,988	4,161	4,161

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 11 - RELATED PARTY TRANSACTIONS

Arauco enters into fuel purchase contracts with Compañía de Petróleos de Chile COPEC S.A., subsidiary of the parent corporation of the Company. Arauco purchased fuel totaling U.S.$18.8 million during 2004 and U.S.$14.6 million in 2003. The terms of these contracts and purchases were generally similar to those prevailing with unrelated parties.

Arauco obtains insurance from Compañía de Seguros Generales Cruz del Sur S.A. (“Cruz del Sur”), a Chilean insurance company controlled by a related party. Cruz del Sur is the supplier of all of Arauco’s insurance policies covering its forest holdings and production plants, facilities and equipment. Arauco paid direct insurance premiums of U.S.$10.9 million, U.S.$11.0 million and U.S.$3.0 million for the years ended December 31, 2004, 2003 and 2002, respectively. Outstanding balances at December 31, 2004 and 2003 with Cruz del Sur included a receivable of U.S.$2.1 million and U.S.$1.2 million, respectively.

We made purchases from Puerto de Lirquén S.A., our 20.1% affiliate and a supplier of port services, of U.S.$2.0 million in 2002, U.S.$2.9 million in 2003 and U.S.$3.2 million in 2004. Outstanding balances at December 31, 2004 and 2003 with Puerto de Lirquén S.A included a receivable of U.S.$331 thousand and U.S.$333 thousand, respectively.

We made purchases from Compañía Puerto de Coronel S.A., our 50.0% affiliate and a supplier of port services, of U.S.$695 thousand in 2002, U.S.$1.9 million in 2003 and U.S.$6.0 million in 2004

In 2004, we made purchases of U.S.$16.7 million from EKA Chile, which is 50% controlled by Arauco and 50% by EKA Chemicals. We provided EKA Chile with electricity for payment of U.S.$12.9 million during 2004. EKA Chile, a sodium chlorate supplier, was formed in January 2003. We had an outstanding receivable from EKA Chile of U.S.$1.6 million at December 31, 2004.

We paid Portaluppi, Guzmán y Bezanilla an aggregate amount of approximately U.S.$277 thousand during 2002, U.S.$237 thousand during 2003 and U.S.$670 thousand during 2004, as payment for legal services.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 12 - CONTINGENCIES AND COMMITMENTS

In the normal course of business, the Company and its subsidiaries are parties to various legal claims, actions and complaints. It is not possible to predict with certainty whether or not the Company and its subsidiaries will ultimately be successful in any of the legal matters, or if not, what the impact may be. However, Arauco’s management does not expect that the results in any of these legal proceedings described below will have a material adverse effect on Arauco’s results of operations, financial position or cash flows.

Trials or other legal proceedings

A)	The Company is involved in the following proceedings and legal actions regarding the operation of the Valdivia pulp mill:

1)	Through Ordinance No. 61 dated March 31, 2004, the Director of Municipal Works of San José de la Mariquina informed the Court of the Local Police that the Company did not have appropriate work approvals for certain buildings, leading to a proceeding, case No. 288-04.

Through a Resolution dated April 5, 2004, the Court fined the Company Ch$502,699,000 (U.S.$901.9 thousand at December 31, 2004). However, on August 6, 2004, the Court of Appeals of Valdivia overturned that sentence and disqualified the judge from the case.

Through a Resolution dated December 23, 2004, the Court of the Local Police of San José de la Mariquina fined the Company 13% of the total budget of the projects, or Ch$326,754,632 (U.S.$586.2 thousand at December 31, 2004), for municipal benefit.

On January 14, 2005, the Company appealed, and the matter is currently in progress.

2)	Through Exempt Resolution No. 250 dated April 1, 2004, the Regional Environmental Commission (“COREMA” or the “Commission”) for the Tenth Region of Chile opened an investigation in connection with the alleged violation by the Valdivia pulp mill of environmental regulations set forth by the Resolution of Environmental Description No. 279-1998.

The Company answered the charges before the Commission. Nevertheless, through Exempt Resolution No. 387 dated May 24, 2004, the Commission resolved, among other things, to (a) fine the Company 900 Monthly Tax Units (“UTM”, a Monthly Tax Unit that is a Chilean inflation-indexed, peso-denominated monetary unit which is set monthly in advance based on the previous month’s inflation rate, U.S.$48.9 thousand at December 31, 2004) for failure to comply with the terms and conditions set forth in Sections 2, 11, 12 and 13 of the Resolution of Environmental Description; (b) accept the measures proposed by the Company to mitigate the odor problem, establishing a schedule for the execution of such measures and (c) point out that the industrial waste fluids discharge system of the emergency system must comply with the Evaluating System of Environmental Impact (Law 19.300). The aforementioned Resolution No. 387 was judicially appealed by the Company in the Civil Court of Puerto Montt on June 4, 2004, in connection with part of the fine mentioned in clause (a) above, after making a payment of 10% of the total claimed. The case is currently in progress.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

3)	Through Resolution No. 610 dated April 15, 2004 (of which the Company received notice on April 19, 2004), Valdivia’s Department of Health Services fined Arauco the pesos equivalent of 1,000 UTM (U.S.$54.3 thousand at December 31, 2004), due to noise at the Valdivia pulp mill. The Company appealed the fine in the appropriate Civil Court of Valdivia, case No. 1151-04, and the matter is currently in progress.

4)	Based on the Records of Inspection dated July 8, 2004 and finalized on July 15, 2004, Valdivia’s Department of Health Services began a Sanitary Indictment for the alleged emission of odors at the Valdivia pulp mill. On July 19, 2004, the Company filed its reply. Through Resolution 1775 dated December 17, 2004, Valdivia’s Department of Health Services resolved to fine the Company 1,000 UTM (U.S.$54.3 thousand at December 31, 2004) and established some requirements to be fulfilled by the Company.

On December 27, 2004, the Company judicially appealed the aforementioned Resolution in the First Civil Court of Valdivia. The matter is currently pending resolution.

5)	Through a Resolution dated September 13, 2004 (of which the Company received notice on October 14, 2004), the Court of the Local Police of San José de la Mariquina fined the Company Ch$31,847,593 (U.S.$57.1 thousand at December 31, 2004) and Ch$133,553,287 (U.S.$239.6 thousand at December 31, 2004, equivalent to 20% of the applicable budgets) for starting construction of ten buildings without construction permits and without having registered the works, and for another building that did not have the required municipal approval, respectively.

The Company filed an appeal on October 20, 2004 with the Court of Appeals of Valdivia, and the Court decided on December 1, 2004 to reduce the fines from 20% to 0.5% of the budget of each of the projects, resulting in fines of Ch$796,190 (U.S.$1.4 thousand at December 31, 2004) and Ch$3,338,832 (U.S.$6.0 thousand at December 31, 2004), respectively.

6)	Through Exempt Resolution No. 818 dated December 9, 2004, COREMA fined Arauco 200 UTM (U.S.$10.8 thousand at December 31, 2004) for the delay in the delivery of certain documents in relation to the measurements of AOX in industrial waste fluids at the Valdivia pulp mill.

7)	Through Resolutions 3300 and 3301 dated December 20, 2004, the Superintendent of Sanitary Services began sanction proceedings against the Company due to the Company exceeding the guidelines of the Resolution on Environmental Description, approved by the Study of Environmental Impact regarding the total emission of phosphate and temperature.

Through Resolution 290 dated January 26, 2005, the Superintendent of Sanitary Services fined Arauco 200 Annual Tax Units (“UTA”, an Annual Tax Unit that is a Chilean inflation-indexed, peso-denominated monetary unit which is set annually in advance based on the previous year’s inflation rate), U.S.$130.5 thousand at December 31, 2004. This Resolution was judicially appealed on February 9, 2005 in the appropriate Civil Court of Santiago, and the matter is currently in progress.

8)	Through Resolution No. 860 dated December 21, 2004, COREMA began sanction proceedings against the Company due to the release of refrigeration water at the Valdivia pulp mill, the disposal of solid waste, the accumulation of spills and the unauthorized spilling of fluids. On January 11, 2005, Arauco filed its response, and the matter is currently pending resolution.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

9)	On January 17, 2005, the Court of Appeals of Valdivia allowed a Protection Appeal filed by Mr. Vladimir Riesco jointly with other parties against the Company, which was accepted on April 18, 2005, ordering the Company to submit the differences between the project approved by COREMA and the project as finally executed and to stop the works until approval of those differences. This resolution was appropriately appealed to the Supreme Court, which rejected the Protection Appeal on May 30, 2005.

10)	Through Resolution No. 17 dated January 18, 2005, COREMA began sanction proceedings against the Company due to an alleged increase in the capacity of the plant, putting external waters into the River Cruces, a lack of compliance with the quality and emission guidelines for waste fluids, a lack of compliance with the required measurement of TRS gas and a lack of compliance with other measurement parameters. The Company filed its appeal last on January 31, 2005 and the case is in progress.

11)	Through Resolution No. 18 dated January 18, 2005, COREMA made a cease and desist order on the production process at the Valdivia pulp mill, which was reversed through Resolution No. 119 dated February 17, 2005. The Valdivia pulp mill was temporarily closed during that time period. Arauco had filed an appeal on January 26, 2005, which is currently pending, claiming that the stoppage measure was unjustified and disproportionate.

B)	Arauco is subject to the following legal sanctions and proceedings affecting its Arauco pulp mill:

1)	A Protection Appeal dated August 25, 2004, filed by Deputy Alejandro Navarro Brain, jointly with other parties, before the Court of Appeals of Concepción, case No. 2743-2004, based on the nuisance caused by a turpentine spill at the Arauco Plant on August 23, 2004. On September 13, 2004, the Company appealed. On December 13, 2004, the Court of Appeals of Concepción denied the Company’s appeal.

2)	A Protection Appeal, dated August 24, 2004, filed by the Mayor of the City of Lota, before the First Court of Appeals of Concepción, case No. 2714-2004, based on the nuisance cited in (1) above. On September 29, 2004, the Company appealed, and the appeal is currently pending resolution.

3)	The Department of Health Services of the city of Arauco began a sanitation investigation on August 23, 2004, related to the turpentine spill described in (1) above.

Through a Resolution dated November 8, 2004, Arauco’s Department of Health Services resolved to fine the Company 1,000 UTM (U.S.$54.3 thousand at December 31, 2004).

This resolution was judicially appealed on November 17, 2004 before the Court of Lebu, and is currently pending resolution.

4)	Through a Fiscal Decision dated January 3, 2005, the Maritime Administrative Authority of Talcahuano decided that, due to the industrial waste fluids discharge on October 13, 2004, the Company should be fined an amount equivalent to 5,000 gold pesos (approximately U.S.$14.0 thousand), but the final decision from the Maritime Governor is still pending.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

C)	Arauco is subject to the following legal sanctions and proceedings affecting its Nueva Aldea Forestry Industrial Complex:

1)	Through Resolution No. 19 dated January 12, 2005, COREMA for the Eighth Region of Chile ordered the Company to suspend work on the construction of the pulp plant in the Nueva Aldea Forestry Industrial Complex. On January 21, 2005, the Company filed an appeal with the Executive Director of the National Environmental Commission requesting that the Resolution be reversed for being unjustified and disproportionate. The Resolution was lifted on March 2, 2005.

2)	Through Resolution No. 17 dated January 12, 2005, COREMA filed proceedings against the Company applying sanctions against the Nueva Aldea Forestry Industrial Complex. The Company filed an appeal on February 16, 2005, which is currently pending resolution.

3)	Since January 25, 2005, the Court of Appeals of Chillán has been reviewing an appeal filed by Mr. Deputy Alejandro Navarro, jointly with other parties, regarding the increase in the production capacity of the Nueva Aldea Forestry Industrial Complex and the spilling of water in the Velenunque Estuary. The Company filed its response, and the matter is currently pending resolution.

4)	Regarding the Company’s subsidiary Paneles Arauco S.A., through Resolution No 18 dated January 12, 2005, COREMA for the Eighth Region of Chile filed sanction proceedings against the Company regarding its panel plant located next to the Nueva Aldea Forestry Industrial Complex. The Company has filed an appeal, which is currently pending resolution.

Other contingencies

The Electricity and Fuel Superintendent imposed sanctions on Arauco’s subsidiary Arauco Generación S.A. for alleged deficiencies in the Central Interconnected System. Arauco Generación S.A. is appealing these sanctions in the Court of Justice and with the Superintendent, and the matter is currently pending resolution. The fines in question amount to Ch$269,438 thousand (U.S.$483.3 thousand at December 31, 2004), and have been recorded in the Consolidated Financial Statements.

Guarantees

The Company has guaranteed the debt of one of its subsidiaries, Alto Paraná S.A. At December 31, 2004, the outstanding principal amount of the guaranteed debt totaled U.S.$250 million. This guarantee would require payment by the Company in the event of default by Alto Paraná. The guarantee coincides with the terms of the note and expires in 2008. Arauco has no other material guarantees.

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

Arauco entered into various projects related to the improvement of, or investment in, product processes designed to protect the environment during the year ended December 31, 2004.

Arauco entered into a project to reduce gases and steam, which are a by-product of the mill production process. Arauco has incurred costs of U.S.$651 thousand during 2004. Total accumulated costs amounted to U.S.$4.9 million through December 31, 2004 and Arauco expects to incur an additional U.S.$300 thousand on this project.

The Company entered into an environmental protection project in connection with the Valdivia Mill construction project. The Company has incurred costs of U.S.$1.7 million during 2004. Total accumulated costs for this project amounted to U.S.$17.2 million at December 31, 2004 and the Company expects to incur an additional U.S.$253 thousand on this project.

The Company entered into an environmental protection project in connection with the Nueva Aldea Mill construction project and the Nueva Aldea Thermic Plant project. The Company has incurred costs of U.S.$5.7 million and expects to incur an additional U.S.$4.7 million.

The Company entered into a project to improve the evacuation of water and effluent treatment of the Paneles mill. The Company has incurred costs of U.S.$281 thousand.

The Company’s subsidiaries Forestal Celco S.A., Forestal Cholguán S.A., Bosques Arauco S.A. and Forestal Valdivia S.A. are implementing an environmental system regulated under a certification process pursuant to ISO 14001. During 2004, these subsidiaries incurred U.S.$159 thousand in relation to this project and expect to incur an additional U.S.$105 thousand.

Covenants

The Company’s long-term borrowings require compliance with certain financial restrictions (see note 8). Non-compliance could result in these debts becoming fully payable upon demand. Arauco was in compliance with all financial covenants at December 31, 2004.

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

	Year ended December 31, 2004
	(ThU.S.$)
	Pulp	Forestry	Wood Products	Plywood and fiberboards panels	Eliminations of intercompany sales and corporate
					Others	Assets	Consolidated
Sales to unaffiliated customers	1,005,970	61,685	612,572	373,750	21,075	—	2,075,052
Inter-segment sales	2,602	493,951	252,501	287,380	48,640	(1,085,074)	—

Total sales revenue	1,008,572	555,636	865,073	661,130	69,715	(1,085,074)	2,075,052

Operating income	379,336	112,594	144,887	125,965	4,567	—	767,349

Identifiable assets as of December 31, 2004	2,643,479	1,462,896	363,958	326,479	38,782	440,047	5,275,641

	Year ended December 31, 2003
	(ThU.S.$)
	Pulp	Forestry	Wood Products	Plywood and fiberboards panels	Eliminations of intercompany sales and corporate
					Others	Assets	Consolidated
Sales to unaffiliated customers	709,771	33,306	401,578	296,941	16,624	—	1,458,220
Inter-segment sales	2,666	396,212	192,153	160,826	30,966	(782,823)	—

Total sales revenue	712,437	429,518	593,731	457,767	47,590	(782,823)	1,458,220

Operating income	230,276	105,033	46,844	71,039	3,702	—	456,894

Identifiable assets as of December 31, 2003	2,304,728	1,243,308	310,430	286,158	23,329	568,074	4,736,027

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Year ended December 31, 2002
	(ThU.S.$)
	Pulp	Forestry	Wood Products	Plywood and fiberboards panels	Eliminations of intercompany sales and corporate
					Others	Assets	Consolidated
Sales to unaffiliated customers	628,764	31,100	343,938	178,397	5,819	—	1,188,018
Inter-segment sales	2,260	356,278	192,133	114,319	27,917	(692,907)	—

Total sales revenue	631,024	387,378	536,071	292,716	33,736	(692,907)	1,188,018

Operating income	189,929	28,890	50,085	89,367	4,883	—	363,154

Identifiable assets as of December 31, 2002	1,878,910	1,095,831	290,990	284,863	26,178	533,564	4,110,336

Arauco’s sales revenue and long-lived assets, detailed by country, were as follows:

	Year ended December 31, 2004
	(ThU.S.$)
Country	Sales Revenue (*)	Property, plant, equipment and forest
Chile	1,818,534	3,301,173
Argentina	256,518	635,743

Total	2,075,052	3,936,916

	Year ended December 31, 2003
	(ThU.S.$)
Country	Sales Revenue (*)	Property, plant, equipment and forest
Chile	1,256,293	2,762,854
Argentina	201,927	657,485

Total	1,458,220	3,420,339

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Year ended December 31, 2002
	(ThU.S.$)
Country	Sales Revenue (*)	Property, plant, equipment and forest
Chile	1,036,359	2,349,720
Argentina	151,659	689,533

Total	1,188,018	3,039,253

(*)	Sales revenues are attributed to countries based on the location of the sales office where the sale was recorded.

Depreciation expense for Arauco’s segments was summarized as follows:

	Year ended December 31,
Industry	2004	2003	2002
	(ThU.S.$)
Pulp	99,045	80,103	75,447
Forestry	6,823	5,118	4,078
Wood products	16,229	12,501	12,122
Plywood and fiberboards panels	15,256	13,103	10,249
Other	3,976	1,811	1,989

Total depreciation	141,329	112,636	103,885

Capital expenditures for Arauco’s segments were summarized as follows:

	Year ended December 31,
Industry	2004	2003	2002
	(ThU.S.$)
Pulp	348,040	379,109	235,689
Forestry	289,073	88,965	40,522
Wood products	65,373	20,719	13,899
Plywood and fiberboards panels	42,485	23,074	37,689
Other	12,349	1,072	3,005

Total capital expenditures	757,320	512,939	330,804

Non-cash capital expenditure activity was U.S.$(14.0) million, U.S.$(9.7) million and U.S.$(6.4) million for the years ended December 31, 2004, 2003 and 2002, respectively.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Arauco’s export sales detailed by major geographic area were as follows:

	Year ended December 31,
	2004	2003	2002
	(ThU.S.$)
North America	546,155	339,791	316,784
Central and South America	173,495	141,879	161,863
Asia	637,455	453,801	341,922
Europe	339,505	243,990	182,858
Other	84,105	56,333	23,162

Total export sales	1,780,715	1,235,794	1,026,589

Export sales as a percentage of total sales revenue	85.82%	84.75%	86.41%

NOTE 14 - SUBSEQUENT EVENTS

1)	In a Board meeting held on January 4, 2005, the voluntary resignation of Mr. José Tomás Guzmán Dumas as President was accepted, though he retained his position as a Director. Mr. Alberto Etchegaray Aubry, a Director, was appointed as the new President.

During the same meeting, the voluntary resignation of Mr. Roberto Angelini Rossi as Vice-President was accepted, though he retained his position as a Director. Mr. José Tomás Guzmán Dumas was appointed as the First Vice-President and Mr. Roberto Angelini Rossi was appointed as the new Second Vice-President.

2)	The Board of Directors of Celulosa Arauco y Constitución S.A., in a meeting held on March 8, 2005, approved the acquisition of all of the shares of the forestry and chemical resins companies “Ecoboard S.A.I.F.” and “Louis Dreyfus S.A.I.F.”, in Argentina, and “LD Forest Products S.A.”, in Brazil. Such companies are in turn the owners of 100% of the shares of Placas do Paraná S.A. and of 50% of the shares of Dynea Brasil S.A., both incorporated in Brazil, and of 100% of the shares of LD Manufacturing S.A. and of 60% of the shares of Flooring S.A., both incorporated in Argentina.

The aggregate purchase price for the acquisitions in Brazil and Argentina will be approximately U.S.$300 million, which includes the assumption of the debt of the companies. In Brazil, the main assets are 25,800 hectares of plantations, one MDF plant of 250,000 m3/year and a particleboard mill of 320,000 m3/year. Additionally, the transaction includes the acquisition of 50% of Dynea do Brasil S.A., with a production capacity of 130,000 tons/year of resin. In Argentina, the transaction involves the acquisition of 8,000 hectares of plantations, a particleboard mill with a production capacity of 230,000 m3/year and a resin production plant.

3)	On April 20, 2005, the Company issued bonds in the amount of U.S.$400 million. The maturity of the bonds is 10 years. The annual interest rate is 5.625%. The net proceeds from the bonds issuance will be used to refinance a portion of the outstanding debt and for general corporate purposes.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

4)	On April 27, 2005, the National Defense Council instituted a reparation action for environmental damage (acción de reparación por daño ambiental) seeking reparations, damages and indemnification from the Company for environmental harm allegedly caused by the Valdivia pulp mill.

5)	On June 8, 2005, in a meeting of the Board of Directors of Celulosa Arauco y Constitución S.A., important decisions were made regarding the Valdivia pulp mill and the Company’s management.

The Board of Directors decided voluntarily and with immediate effect to temporarily suspend operations at the Valdivia pulp mill until the technical-juridical conditions under which the Company’s management determines the Valdivia pulp mill can operate are clarified.

With respect to the Company’s management, the Board of Directors decided to accept the resignation submitted by the Chief Executive Officer, Mr. Alejandro Pérez Rodríguez. The Board of Directors appointed Mr. Matías Domeyko Cassel, previously the Chief Financial Officer, as its new Chief Executive Officer.

6)	The Company conducted an impairment analysis of its Valdivia pulp mill and concluded that no impairment charge is necessary.

7)	On June 22, 2005, Mr. Gianfranco Truffello was appointed as Chief Financial Officer and Mr. Robinson Tajmuch was appointed as Chief Accounting Officer.

No other events have occurred since December 31, 2004 and up to the issue of these financial statements that may affect significantly the financial situation of the Company.

Index of Exhibits

1.1	English translation of the by-laws (estatutos) of Celulosa Arauco y Constitución S.A., dated as of January 27, 2005

8.1	List of subsidiaries

12.1	Certification of chief executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of chief executive officer and principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Valuation and qualifying accounts