Form 20-F
period 2005-12-31
ARAUCO & CONSTITUTION PULP INC
filed 2006-06-30
CIK 1004156

As filed with the Securities and Exchange Commission on June 30, 2006

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR

15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

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

5.6% Notes due 2015

7.50% Notes due 2017

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Shares of Common Stock, without par value: 113,152,446

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer  ☐                 Accelerated filer  ☐                 Non-accelerated filer  ☒

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐     Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

i

Celulosa Arauco y Constitución S.A. is a public corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile. Except where otherwise specified or the context otherwise requires, when we refer to the “Company,” “Arauco” or “we,” in this annual report, we mean Celulosa Arauco y Constitución S.A. and its consolidated subsidiaries. When we refer to “Chile,” we mean the Republic of Chile; when we refer to “Argentina,” we mean the Argentine Republic; when we refer to “Brazil,” we mean the Federative Republic of Brazil; and when we refer to “Uruguay,” we mean the Oriental Republic of Uruguay. All references to “tons” are to metric tons (1,000 kilograms), which equal 2,204.7 pounds. One “hectare” equals 10,000 square meters or 2.471 acres. Discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

Unless otherwise specified, all references to “$”, “U.S.$”, “U.S. dollars” or “dollars” are to United States dollars; references to “Chilean pesos” or “Ch$” are to Chilean pesos; references to “Argentine pesos” or “Ar$” are to Argentine pesos; references to “Brazilian reals” or “R$” are to Brazilian reals; references to “€” or “euro” are to the euro, the single European currency established pursuant to the European Economic and Monetary Union; and references to “UF” are to Unidades de Fomento. The UF is a unit of account that is linked to, and adjusted daily to reflect changes in, the Chilean consumer price index reported by the Chilean National Institute of Statistics (Instituto Nacional de Estadísticas). At December 31, 2005, one UF equaled U.S.$35.07 and Ch$17,974.81.

Item 18 of this annual report includes our audited consolidated financial statements as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005, including the notes thereto, which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

For your convenience, we have included translations of certain amounts into dollars at a specified rate. Unless otherwise indicated, the U.S. dollar equivalent for information in Chilean pesos is based on the observed exchange rate (dólar observado) reported by the Central Bank of Chile (Banco Central de Chile), which we refer to as the Central Bank, for December 31, 2005, which was Ch$512.5 to U.S.$1.00. The observed exchange rate is, for any date, the average exchange rate at which transactions are actually carried out in the Formal Exchange Market (Mercado Cambiario Formal) on the previous day, as certified by the Central Bank on the following business day. You should not construe these translations as representations that the Chilean peso amounts actually represent such dollar amounts or could be converted into dollars at the rates indicated or at any other rate. On June 22, 2006, the observed exchange rate was Ch$546.57 to U.S.$1.00. For information regarding historical rates of exchange in Chile from January 1, 2001 see “Item 3. Key Information—Exchange Rates.”

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

SELECTED FINANCIAL DATA

The selected financial information presented below is prepared in accordance with U.S. GAAP as of and for the years ended December 31, 2001, 2002, 2003, 2004 and 2005. The selected U.S. GAAP financial information should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, prepared in accordance with U.S. GAAP, included in Item 18.

The selected U.S. GAAP financial information as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 is derived from our audited consolidated financial statements provided in Item 18.

For all periods, the financial data in the following table are expressed in U.S. dollars, the currency in which we publish our audited consolidated financial statements. See Note 1 to our audited consolidated financial statements.

	As of and for the year ended December 31,
	2001		2002		2003		2004		2005
	(in thousands of U.S.$, except ratios and per share data)
Income Statement Data
Sales revenue	U.S.$	1,173,826	U.S.$	1,188,018	U.S.$	1,458,220	U.S.$	2,075,052	U.S.$	2,373,907
Cost of sales		(689,837)		(620,464)		(782,793)		(1,041,590)		(1,388,322)
Depreciation		(119,796)		(103,885)		(112,636)		(141,329)		(170,291)
Selling and administrative expenses		(94,047)		(100,515)		(105,897)		(124,784)		(180,355)

Income from operations		270,146		363,154		456,894		767,349		634,939
Interest income		14,794		21,995		30,051		25,431		34,487
Other income (expense)		(3,871)		1,513		1,570		(4,990)		(2,225)
Foreign exchange gains (losses)		(26,058)		11,668		52,353		16,227		(6,249)
Interest expenses		(62,362)		(61,692)		(46,629)		(78,109)		(109,886)

Income before taxes, minority interest and equity from earnings of unconsolidated affiliates		192,649		336,638		494,239		725,908		551,066
Provision for income taxes		(12,956)		(52,578)		(80,574)		(139,899)		(113,328)
Minority interest in consolidated subsidiaries		(225)		(267)		(199)		(321)		(72)
Equity in earnings of unconsolidated affiliates		1,463		2,558		6,001		6,473		6,682

Net income		180,931		286,351		419,467		592,161		444,348
Dividends paid		67,610		71,702		133,906		175,387		207,724

	As of the year ended December 31,
	2001	2002	2003	2004	2005
	(in thousands of U.S.$, except ratios and per share data)
Balance Sheet Data
Property, plant and equipment (less forests), net	1,653,466	1,851,240	2,176,701	2,524,428	3,087,900
Forests	1,167,462	1,188,013	1,243,638	1,412,488	1,549,903
Total assets	3,899,257	4,110,336	4,736,027	5,273,866	6,114,019
Total long-term liabilities	1,711,740	1,570,080	2,026,365	1,919,979	2,434,810
Total shareholders’ equity	1,974,785	2,157,665	2,421,001	2,787,267	3,090,118

Other Financial Data
Capital expenditures (1)	223,831	330,804	512,939	757,320	618,337
Depreciation	119,796	103,885	112,636	141,329	170,291
Number of shares	113,152,446	113,152,446	113,152,446	113,152,446	113,152,446
Net income per share	1.60	2.53	3.71	5.23	3.93
Dividends per share	0.60	0.63	1.18	1.55	1.84

Cash Flow Data
Total operating cash flow	(55,692)	481,651	346,513	870,523	750,952
Total cash flow arising from financing activities	238,453	(124,566)	193,388	(127,636)	115,661
Total cash flow arising from investment activities	(224,154)	(330,362)	(561,773)	(745,679)	(865,138)

(1)	Accrued for the period. See Note 13 to our audited consolidated financial statements.

EXCHANGE RATES

The following table sets forth, for the periods and dates indicated, certain information concerning the observed exchange rate reported by the Central Bank. No representation is made that the Chilean peso or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at the rates indicated or at any other rate. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. On June 22, 2006, the observed exchange rate was Ch$546.57 to U.S.$1.00. See “Item 10. Additional Information—Exchange Controls.”

	Observed Exchange Rates (Ch$ per U.S.$)
Month	Low(1)	High(1)
December 2005	509.70	518.38
January 2006	513.18	535.36
February 2006	516.91	532.35
March 2006	516.75	536.16
April 2006	511.44	525.40
May 2006	512.76	532.92
June 2006 (through June 22)	529.91	547.83

Observed Exchange Rates (Ch$ per U.S.$)
Year	Average(2)
2001	637.57
2002	692.32
2003	686.89
2004	611.11
2005	558.06
2006 (through May 31)	522.94

Source: Central Bank.

(1)	Exchange rates are the actual high and low, on a day-by-day basis, for each period.

(2)	For the years 2001 through 2005 and for 2006 through May 31, the average of month-end rates during the period.

RISK FACTORS

We are subject to various changing economic, political, social and competitive conditions, particularly in our principal markets. Any of the following risks, if they actually occur, could materially and adversely affect our business, results of operations, prospects and financial condition.

Risks Relating to Arauco and the Forestry Industry

Environmental concerns led us to temporarily suspend our operations at the Valdivia Mill, which adversely affected, and in the future may continue to adversely affect, our business, financial condition and results of operations

Our operations at the Valdivia Mill, an industrial development in the Tenth Region of Chile, have been subject to continued environmental scrutiny by Chilean environmental regulators and the Chilean public since the mill began its operations in 2004. A variety of concerns and claims have been raised regarding potential environmental impacts in the area. Primarily, it has been alleged that the mill’s operations impacted the nearby Carlos Anwandter Nature Sanctuary and contributed to the migration and death of black-neck swans living in the area. In connection with an environmental administrative proceeding, environmental regulators required us to temporarily suspend operations at the Valdivia Mill for approximately one month in January 2005. We resumed operations at the mill on February 18, 2005. See “Item 8. Financial Information—Legal Proceedings.”

On June 8, 2005, we voluntarily suspended operations at the Valdivia Mill, which we estimate resulted in a loss of sales of approximately U.S.$1.0 million per day and a loss of profits of approximately U.S.$250,000 per day. Pursuant to the decision of our board of directors, based on certain clarifications provided by the Environmental Regional Commission (Comisión Regional del Medio Ambiente), or COREMA, of the Tenth Region of Chile, the mill resumed operations on August 12, 2005 at 80% of its authorized production capacity, after 64 days of suspended operations. In order to achieve the full production capacity authorized by applicable permits, the mill would have to fulfill certain new requirements established by the COREMA. In March 2006, Knight Piesold, an independent environmental auditing firm appointed by the COREMA of the Tenth Region of Chile, officially determined that the Valdivia Mill had complied with the applicable requirements. As a result, we are currently taking steps to resume full production capacity. The suspension of operations at the Valdivia Mill adversely affected our business, financial condition and results of operations. Any future suspension of operations at the Valdivia Mill or at any other of our operating plants can be expected to have similar adverse effects. We offer no assurance that the Valdivia Mill will be able to operate without further interruption or that it will resume operations at full capacity notwithstanding our compliance with the new requirements imposed by the COREMA are fulfilled. See “Item 4. Information on the Company—Description of Business—Pulp—Pulp mills—Chile—Valdivia Mill.”

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

Since 2004, we have been subject to a number of environmental administrative and judicial proceedings in Chile, including proceedings related to the Valdivia Mill, the Arauco Mill and the Nueva Aldea Project, a forestry-industrial complex in the Eighth Region of Chile. As a result of these proceedings, we have been subject to fines and sanctions, and we may be subject to fines, injunctions or other sanctions in the future. In January 2005, we were ordered to suspend construction of the pulp mill under construction at the Nueva Aldea Project for approximately two months in connection with an environmental proceeding instituted by the COREMA for the Eighth Region of Chile. Additional proceedings, enforcement actions or claims related to environmental requirements or impacts may also be brought against us. Any such proceedings or claims may have an adverse effect on our business, financial condition and results of operations. See “Item 4. Information on the Company—Description of the Business—Pulp—Chile,” “Item 8. Financial Information—Recent Developments” and “—Legal Proceedings.”

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

Fluctuations in market price for our products could adversely affect our financial condition and results of operations

Prices for pulp, forestry and wood products can fluctuate significantly. The average price, on an annual basis, for Norscan bleached softwood kraft market pulp (pulp produced in Canada and Northern Europe sold to manufacturers of paper products delivered in Northern Europe, or NBSK), which is the benchmark for softwood bleached pulp, ranged from U.S.$541.9 in 2001 to U.S.$616.0 in 2004. In 2005, the price of NBSK ranged from a minimum of U.S.$583.1 to a maximum of U.S.$648.6. Our financial condition and results of operations could be materially and adversely affected if the price of pulp or other forestry products were to decline significantly from current levels. The prices that we are able to obtain for pulp products and, to a lesser extent, other forestry products depend on the following:

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

We depend on free international trade as well as economic and other conditions in our principal export markets

In 2005, export sales accounted for approximately 78.2% of our total sales revenues. During this period, 32.1% of our export sales were to customers in Asia, 34.0% to customers in North America, 19.2% to customers in Europe and 7.0% to customers in Central and South America. As a result, our results of operations depend, to a significant degree, on economic, political and regulatory conditions in our principal export markets. Our ability to compete effectively in our export markets could be materially and adversely affected by a number of factors beyond our control, including deterioration in macroeconomic conditions, exchange rate volatility, government subsidies, and the imposition of increased tariffs or other trade barriers. If our ability to sell our products competitively in one or more of our principal export markets were impaired by any of these developments, it might be difficult to re-allocate our products to other markets on equally favorable terms and our business, financial condition and results of operations might be adversely affected.

Disease or fire could affect our forests and manufacturing processes and, in turn, adversely affect our financial condition and results of operations

Our operations are subject to various risks affecting our forests and manufacturing facilities, including disease and fire. Although, in the past, certain pests and diseases afflicting radiata or taeda pine plantations in other parts of the world have not significantly affected the forestry industries in Chile, Argentina, Brazil and Uruguay, these pests or diseases may appear in Chile, Argentina, Brazil or Uruguay in the future. Although, in the past, forest fires have not significantly affected our plantations party due to the broad geographic extension of our plantations and the varied ages and climatic conditions of our plantations, forest fires may affect our plantations in the future. Our operations and, as a result, our financial condition and results of operations could be adversely affected if any of these risks were realized.

Risks Relating to Chile

Chilean political and economic conditions directly impact our business and the market price of our securities

At December 31, 2005, 78.8% of our property, plant and equipment and forest assets were located in Chile, and in 2005, approximately 11.9% of our sales revenue was derived from sales to customers in Chile. Accordingly, our business, financial condition and results of operations depend, to a considerable extent, upon economic conditions in Chile. Future developments in the Chilean economy could adversely affect our financial condition or results of operations and may impair our ability to proceed with our strategic plan of business. In addition, such developments may impact the market price of our securities.

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

Changes in inflation, which was 2.4% in 2004 and 3.7% in 2005, as measured by changes in the Chilean consumer price index, may adversely affect our operations and financial condition and the market price of our securities.

Risks Relating to Argentina

The economic crisis in Argentina may adversely affect our financial condition and results of operations

At December 31, 2005, approximately 15.1% of our property, plant and equipment and forest assets were located in Argentina, and in 2005, approximately 12.0% of our net sales were attributable to our Argentine operations. On October 31, 2005, through our subsidiary Industrias Forestales S.A., we acquired from Louis Dreyfus S.A.S. 100% of the stock of Ecoboard S.A.I.F. and Ecoresin S.A. (formerly Louis Dreyfus S.A.I.F.) in Argentina and, indirectly as a result of that purchase, 100% of the stock of CAIF S.A. and Faplac S.A. (formerly LD Manufacturing S.A.) and 60% of the stock of Flooring S.A. The financial condition and results of our Argentine operations, including the ability of Alto Paraná S.A., or Alto Paraná, our Argentine subsidiary, to raise capital, depend, to a certain extent, upon political and economic conditions prevailing in Argentina. See “Item 4. Information on the Company—Description of Business—History.”

From 1998 to 2002, the Argentine economy experienced an economic recession marked by reduced levels of consumption and investment and an elevated unemployment rate. The Argentine gross domestic product decreased by 0.8% in 2000, 4.04% in 2001 and 10.9% in 2002. Since 2003, economic indicators have showed some signs of recovery, and the Argentine gross domestic product increased by 8.8% in 2003, by 9.0% in 2004 and by 9.2% in 2005. However, the Argentine economy may not continue to recover, and future economic, social and political developments in Argentina, over which we have no control, could adversely affect our business, financial condition and results of operations.

In addition, the Argentine government has exercised and continues to exercise a significant influence over many aspects of the Argentine economy. Accordingly, the Argentine government’s actions, including actions with respect to inflation, price controls, interest rates, foreign exchange controls, organized labor and taxes, have had and may continue to have a material adverse effect on private sector entities, including our operations in Argentina.

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

Risks Relating to Brazil

Economic conditions in Brazil may have a direct impact on our financial condition and results of operations

At December 31, 2005, approximately 6.1% of our property, plant and equipment and forest assets were located in Brazil, and in 2005, approximately 6.0% of our net sales were attributable to our Brazilian operations. During the first quarter of 2005, we acquired all of the shares of capital stock of LD Forest Products S.A. and of Placas do Paraná S.A. in Brazil, as well as 50% of the shares of capital stock of Dynea Brasil S.A. in Brazil. Consequently, to a certain extent, our financial condition and results of operations will be dependent on economic conditions in Brazil. See “Item 4. Information on the Company—Description of Business—History.”

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

Inflation and government efforts to combat inflation could harm the business of our recently acquired Brazilian subsidiaries

Brazil has, in the past, experienced extremely high rates of inflation. Annual rates of inflation reached 929% in 1994, as measured by the Brazilian consumer price index (Índice Nacional de Preços ao Consumidor). Brazil’s rates of inflation were 14.7% in 2002, 10.4% in 2003, 6.1% in 2004 and 5.0% in 2005. In the past, inflation, governmental measures to combat inflation and public speculation about possible future actions have had significant negative effects on the Brazilian economy. If Brazil experiences high inflation in the future, the business, financial condition and results of operations of our recently acquired Brazilian subsidiaries could suffer.

Fluctuations in the value of Brazil’s currency against the value of the U.S. dollar may result in uncertainty in the Brazilian economy and the Brazilian securities market, which may adversely affect the financial condition and results of operations of our recently acquired Brazilian subsidiaries

As a result of inflationary pressures, Brazil’s currency has been devalued periodically during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Since 1999, Brazil has maintained a floating exchange rate system. Although over long periods, devaluation of Brazil’s currency generally has correlated with the rate of inflation in Brazil, devaluation over shorter periods has resulted in significant fluctuations in the exchange rate between Brazil’s currency and the U.S. dollar and other currencies. Devaluation of the Brazilian real and currency instability could adversely affect the ability of our Brazilian subsidiaries to meet their foreign currency obligations in the future and could result in a monetary loss relating to this indebtedness.

Risks Relating to Other Markets

Our business, earnings and prospects may be adversely affected by developments in other countries that are beyond our control

Our business and results of operations depend, to a large extent, on the level of economic activity, government and foreign exchange policies and political and economic developments in our principal export markets. In 2005, approximately 92.5% of our total pulp sales and approximately 71.2% of our total sales of forestry, wood and panel products were attributable to exports, principally to customers in Asia, the Americas and Western Europe. Our business, earnings and prospects, as well as our financial condition, results of operations and the market price of our securities, may be materially and adversely affected by developments in these export markets relating to inflation, interest rates, currency fluctuations, protectionism, government subsidies, price and wage controls, exchange control regulations, taxation, expropriation, social instability or other political, economic or diplomatic developments. We have no control over these conditions and developments, which could adversely affect our business, financial condition and results of operations.

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

Forward-looking statements involve inherent risks and uncertainties. These forward-looking statements are based on current plans, estimates and projections; therefore, readers should not place undue reliance on them. Actual results could differ materially from those projected in such forward-looking statements because of various factors that may be beyond our control, including but not limited to our ability to service our debt, fund our working capital requirements, comply with financial covenants in certain of our debt instruments, fund and implement our capital expenditure programs and maintain our relationships with customers, as well as a change in control, the effects on us from competition, future demand for forestry and wood products in the Chilean, Argentine, Brazilian, Uruguayan and export markets, international prices for forestry and wood products, the state of the Chilean and world economies and manufacturing industries, the relative value of the Chilean peso compared to other currencies, inflation, increases in interest rates and changes in our regulatory environment. Forward-looking statements in this annual report speak only as of their dates, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Item 4.	Information on the Company

DESCRIPTION OF BUSINESS

We believe that, as of December 31, 2005, we are Chile’s largest forest plantation owner, and that we are Chile’s largest exporter of forestry and wood products in terms of sales revenue. As of that date, we had approximately 687,544 hectares of plantations in Chile. During 2005, we harvested 14.1 million cubic meters of sawlogs and pulplogs and exported 3,298,326 cubic meters of forestry and wood products, including sawlogs, sawn timber (green and kiln-dried lumber and remanufactured wood products) and panels (plywood, medium density fiber board, or MDF, particle board, or PBO, and high density fiber board, or HB).

Based on information published by Resource Information Systems, Inc., an independent research company for the pulp and paper industry, at December 31, 2005, we were one of the world’s largest producers of bleached and unbleached softwood kraft market pulp in terms of volume of pulp produced in 2005, with an estimated 5.3% share of the total world production of bleached softwood kraft market pulp and a 14.9% share of the total world production of softwood kraft market unbleached pulp. “Market pulp” is pulp sold to manufacturers of paper products, as opposed to pulp produced by an integrated paper producer for use in its paper production facilities. “Kraft pulp” is pulp produced using a chemical process.

Based on information published by Resource Information Systems, Inc., we were also one of the world’s lowest-cost producers of softwood kraft market pulp. We believe that we are able to produce our products at a lower cost than our competitors because of the high growth rate and short harvest cycle of radiata pine compared to other commercial softwoods, the advanced genetic and silviculture techniques we apply in our forest management, our competitive labor costs, our modern mill facilities and the proximity of our operations to Pacific coast ports.

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

In 1996, we acquired Alto Paraná S.A., an Argentine company, which, at that time, owned plantations and other land in Argentina and manufactured and sold bleached softwood kraft pulp. With this acquisition, we expanded our market opportunities outside of Chile.

In 2000, we acquired 98% of the shares of Forestal Cholguán S.A., or Cholguán, and 50% of Trupán S.A., or Trupán, which permitted us to enter the MDF and HB markets, and in 2002, we began operations at two new MDF mills, one in Chile and one in Argentina.

During 2003, we began construction of the first phase of the Nueva Aldea Project, a new forestry-industrial complex in the Eighth Region of Chile, which was completed at the end of 2004 at a cost of approximately U.S.$154 million. During 2004, we commenced construction of the second phase of the Nueva Aldea Project, which includes the development of a new pulp mill with installed annual production capacity of 856,000 tons of bleached pulp, consisting of softwood pulp and eucalyptus pulp. We expect to complete construction in mid-2006 and start production shortly thereafter. On February 13, 2006, the COREMA of the Eighth Region of Chile approved the environment impact study for the construction and operation of the Nueva Aldea Mill Pipeline, which we anticipate will commence operations during the fourth quarter of 2007. See “Item 4. Information on the Company—Description of the Business—Pulp—Chile.”

During the first quarter of 2004, we completed construction of the Valdivia Mill, which required a capital expenditure of U.S.$573.5 million.

On January 6, 2005, through Forestal Valdivia S.A., we acquired 80% of Forestal Los Lagos S.A., which represented an investment of U.S.$21.4 million and included 9,234 hectares of land planted with eucalyptus in the Tenth Region of Chile.

On March 9, 2005, we acquired from Louis Dreyfus S.A.S. 100% of the stock of LD Forest Products S.A., a forest company located in the Brazilian state of Paraná that owned 43,000 hectares of land, of which 25,800 hectares were forest plantations, and, indirectly as a result of that purchase, 100% of the stock of Placas do Paraná S.A., an industrial company that owns an MDF mill and a particleboard mill in Paraná, and 50% of the stock of Dynea Brasil S.A., which owns a mill that produces impregnated paper and a formaldehyde and resin plant in

Paraná. We paid an aggregate purchase price for these acquisitions of approximately U.S.$168.0 million. With these acquisitions, we acquired an MDF mill in Brazil with installed annual production capacity of approximately 250,000 cubic meters, a particleboard mill with installed annual production capacity of approximately 320,000 cubic meters, an impregnated paper mill, a formaldehyde and resin plant and 25,800 hectares of plantations.

On October 31, 2005, we acquired from Louis Dreyfus S.A.S., 100% of the stock of two holding companies in Argentina, Ecoboard S.A.I.F. and Louis Dreyfus S.A.I.F., and, indirectly as a result of that purchase, 100% of the stock of Caif S.A., a holding company that owns LD Manufacturing S.A. and 60% of the stock of Flooring S.A. As a result of these acquisitions, we own a particleboard mill with installed annual production capacity of approximately 230,000 cubic meters, a chemical plant that produces resins used for the production of wood panels, an MDF and particleboard-based wood floor mill with installed annual production capacity of approximately two million square meters, and an additional 8,000 hectares of plantations in Argentina. We paid an aggregate purchase price of approximately U.S.$55.0 million for this acquisition.

In February 2006, the COREMA of the Seventh Region of Chile approved an environmental impact study for the construction of a new pipeline for the Constitución Mill, which we currently anticipate will commence operations during the second half of 2006.

We are in the process of acquiring the forestry assets of Cementos Bío-Bío S.A. through Forestal Arauco S.A., for a purchase price of approximately U.S.$136 million. These assets consist of 21,000 hectares of pine plantations, one sawmill with an annual production capacity of approximately 250,000 cubic meters per year and a remanufacturing facility. We anticipate that this transaction will be consummated on June 30, 2006. There can be no assurance, however, that this transaction will be consummated.

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

The following table sets forth our ownership interests in our subsidiaries as of December 31, 2005.

	Country of incorporation	Total stock held
Agenciamiento y Servicios Profesionales S.A.	Mexico	99.9985%
Alto Paraná S.A.	Argentina	99.9686
Arauco Denmark ApS	Denmark	99.9990
Arauco Distribución S.A.	Chile	99.9992
Arauco Ecuador S.A.	Ecuador	99.9985
Arauco Europe S.A.	Switzerland	99.9785
Arauco Forest Brasil S.A. (Ex LD Forest Products)	Brazil	99.9972
Arauco Forest Products B.V.	The Netherlands	99.9999
Arauco Generación S.A.	Chile	99.9985
Arauco Honduras S. de R.L. de C.V.	Honduras	99.9985
Arauco Internacional S.A.	Chile	99.9985
Araucomex S.A. de C.V.	Mexico	99.9985
Arauco Perú S.A.	Peru	99.9985
Arauco Wood Products, Inc.	U.S.A.	99.9985
Aserraderos Arauco S.A.	Chile	99.9992
Bosques Arauco S.A.	Chile	99.9256
Caif S.A.	Argentina	99.9987
Controladora de Plagas Forestales S.A.	Chile	51.4042
Ecoboard S.A.	Argentina	99.9987
Ecoresin S.A.	Argentina	99.9987
Faplac S.A.	Argentina	99.9987

	Country of incorporation	Total stock held
Flooring S.A.	Argentina	59.9992
Forestal Arauco S.A.	Chile	99.9248
Forestal Arauco Costa Rica S.A.	Costa Rica	99.9987
Forestal Arauco Guatemala S.A.	Guatemala	99.9985
Forestal Celco S.A.	Chile	99.9256
Forestal Cholguán S.A.	Chile	97.3143
Forestal Concepción S.A.	Panama	99.9985
Forestal Conosur S.A.	Uruguay	99.9986
Forestal Los Lagos S.A.	Chile	79.9404
Forestal Misiones S.A.	Argentina	99.9861
Forestal Valdivia S.A.	Chile	99.9256
Industrias Forestales S.A.	Argentina	99.9987
Inversiones Celco S.L.	Spain	99.9990
Investigaciones Forestales Bioforest S.A.	Chile	99.9256
Molduras Trupán S.A.	Chile	99.9992
Paneles Arauco S.A.	Chile	99.9992
Placas do Paraná S.A.	Brazil	99.9985
Servicios Logísticos Arauco S.A.	Chile	99.9995
Southwoods Arauco Lumber LLC	U.S.A.	99.6110
Trupán Argentina S.A.	Argentina	99.9999

Business Strategy

Our business strategy is to maximize the commercial value of our plantations by pursuing sustainable growth opportunities in our core businesses and expanding into new markets and products. We are implementing our business strategy through the following initiatives:

•	We are executing a capital expenditure plan designed to increase production capacity for pulp and forestry and wood products and to improve efficiency and productivity;

•	We are improving the growth rate and quality of our plantations and increasing production of higher margin clear wood through advanced forest management techniques;

•	We are expanding our product line to enter into new markets by, among other activities, planting eucalyptus trees to provide hardwood pulp; and

•	We continue to develop our state-of-the-art transportation, shipping, storage and product distribution systems that allow us to reach over 50 countries worldwide.

Domestic and Export Sales

The following table sets forth our sales revenue derived from exports and domestic sales for the years indicated.

	Year ended December 31,
	2003	2004	2005
	(in millions of U.S.$)
Export Sales
Bleached pulp	$520	$791	$757
Unbleached pulp	140	155	160
Sawlogs	—	1	—
Flitches	7	8	8
Sawn timber	190	304	351
Remanufactured wood products	145	226	208
Plywood and fiber panels	221	272	350
Posts	11	25	21
Other	—	1	2

Total export sales revenue	$1,236	$1,781	$1,857

	Year ended December 31,
	2003	2004	2005
	(in millions of U.S.$)
Domestic Sales
Bleached pulp	47	58	72
Unbleached pulp	2	2	2
Sawlogs	17	32	51
Pulplogs	5	4	7
Sawn timber	57	70	75
Remanufactured wood products	2	4	8
Chips	1	—	7
Electric power	8	11	39
Plywood and fiber panels	76	102	238
Other	9	10	18

Total domestic sales revenue	$222	$294	$517

Total sales revenue	$1,458	$2,075	$2,374

The following table sets forth a geographic market breakdown of our export sales revenue for the years indicated.

	Year ended December 31,
	2003	2004	2005
	(in millions of U.S. dollars)
North America	$340	$546	$631
Central and South America	142	173	130
Asia	454	637	596
Europe	244	340	357
Other	56	84	142

Total	$1,236	$1,781	$1,857

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

Our forestry activities have obtained ISO 14001 certification through 2007 from the International Standards Organization, or ISO. Additionally, during 2003, we obtained certification in Chile from the National Standard for Sustainable Forest Management (Estándar Nacional de Certificación Forestal Sustentable), or CERTFOR, and in 2004, CERTFOR performed its first audit of our operations and confirmed that we complied with CERTFOR requirements. In 2004, CERTFOR obtained its membership in the Pan European Forest Certification, the forestry certification that covers the largest segment of the world forestry market. We also have obtained ISO 14001 certification for our forestry activities in Argentina. In November 2005, we obtained OHSAS 18001 certification for our forestry activities in Argentina.

Forest Plantations

At December 31, 2005, our planted forests consisted of 84.7% radiata and taeda pine, and the balance primarily consisted of eucalyptus. Radiata and taeda pine have a rapid growth rate and a short harvest cycle compared to other commercial softwoods. Radiata and taeda pine are sufficiently versatile for both the production of forestry and wood products and the production of long fiber pulp for sale to manufacturers of paper and packaging.

We seek to manage our forestry resources in a way that ensures that the annual growth of our forest is equal to or greater than the volume of resources harvested each year. In 2005, we planted 38,763 hectares and harvested 30,971 hectares in Chile, Argentina, Brazil and Uruguay. We believe that we will reach a long-term sustainable equilibrium in the latter part of this decade, with annual harvests and plantations of approximately 40,000 hectares.

The majority of our radiata pine is less than 16 years old. Our planted radiata pine forests are located in central and southern Chile, and most are located in close proximity to our major production facilities and to port facilities.

At December 31, 2005, our aggregate radiata pine holdings comprised approximately 41% of all Chilean radiata pine plantations, making us the country’s largest radiata pine plantation owner according to the Chilean Forestry Institute.

At December 31, 2005, we owned 238,054 hectares of forest and other land in Argentina, 44,166 hectares of forest and other land in Brazil and 35,353 hectares of forest and other land in Uruguay. Approximately 147,638 hectares of this land is planted with taeda pine and elliotti pine, a species of softwood that has a growth rate similar to that of radiata pine. The balance includes plantations of other species of trees, land to be planted, protected areas and natural forests. The majority of our Argentine pine is less than 16 years old.

The following table sets forth the number of hectares and types of uses of our land holdings and rights, as of December 31, 2005.

	At December 31, 2005
	Total	Distribution
	(in hectares)	(percentage)
Pine plantations(1)
0-5 years	207,800	15.4%
6-10 years	180,005	13.4
11-15 years	137,845	10.2
16-20 years	117,589	8.7
21+ years	77,443	5.8

Subtotal(2)	720,681	53.5
Eucalyptus plantations(3)	118,217	8.8
Plantation of other species	11,685	0.9
Subtotal	850,583	63.2
Land for plantations	43,068	3.2
Land for other uses(4)	452,620	33.6

Total	1,346,270	100.0

(1)	All years are calculated from the date of planting.

(2)	These figures include 24,558 hectares as to which we have the right to harvest but which we do not own.

(3)	Approximately 90% of our eucalyptus plantations are less than 10 years old.

(4)	Includes roads, firebreaks, native forests and yards.

Land Acquisition and Afforestation

Our total land assets have increased from fewer than 170,000 hectares in 1980 to 1,346,270 hectares at December 31, 2005. That number includes 24,558 hectares owned by third parties as to which we have harvesting rights. Although we have acquired afforested land, the bulk of the increase in our forest plantations has been through the acquisition of bare land that is, subsequently, planted with trees. In the five years ending December 31, 2005, we purchased 93,995 hectares of bare land for plantations and other uses and 116,734 hectares of forested land in Chile. We have also significantly increased our land assets in Argentina, Uruguay and Brazil.

We expect to acquire additional land in Chile, Argentina, Uruguay and Brazil if we are presented with the opportunity to do so at a desired price or location. There can be no assurance that we would be able to acquire land at the desired price or location.

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

On January 6, 2005, through Forestal Valdivia S.A., we acquired 80% of Forestal Los Lagos S.A., which represented an investment of U.S.$21.4 million and included 9,234 hectares of land planted with eucalyptus in the Tenth Region of Chile.

We are in the process of acquiring the forestry assets of Cementos Bío-Bío S.A. through Forestal Arauco S.A., for a purchase price of approximately U.S.$136 million. These assets consist of 21,000 hectares of pine plantations, one sawmill with an annual production capacity of approximately 250,000 cubic meters per year and a remanufacturing facility. We anticipate that this transaction will be consummated on June 30, 2006. There can be no assurance, however, that this transaction will be consummated.

Argentina

In October 2005, we acquired from Louis Dreyfus S.A.S. 100% of the stock of Ecoboard S.A.I.F. and Louis Dreyfus S.A.I.F. in Argentina and, indirectly as a result of that purchase, 100% of the stock of Caif S.A. and LD Manufacturing S.A. and 60% of the stock of Flooring S.A. As a result of these acquisitions, we own an additional 8,000 hectares of plantations in Argentina.

Brazil

In March 2005, we acquired from Louis Dreyfus S.A.S. 100% of the stock of LD Forest Products S.A. in Brazil and, indirectly as a result of that purchase, 100% of the stock of Placas do Paraná S.A. and 50% of the stock of Dynea Brasil S.A. As a result of these acquisitions, we acquired 25,800 hectares of plantations in Brazil.

Forest Management

For our pine plantations, our forestry management activities seek to increase sawlogs through advanced genetic techniques, planting and site preparation procedures, thinning and pruning. Managed forests can produce trees of larger diameter and, if pruned, a higher proportion of clear wood, which generally commands a higher price than knotted wood. Although some land is not suitable for the production of pruned logs, at December 31, 2005, over 63.4% of our pine forests in Chile were actively managed for clear wood production.

For our eucalyptus plantations, our forestry management activities seek to increase the amount of fiber production per hectare through advanced genetic techniques and planting and site preparation procedures. Eucalyptus is more expensive to plant than pine; however, after planting, eucalyptus requires minimal forest management, yields more fiber per hectare and has a shorter growth cycle and greater wood density than pine, resulting in a greater amount of pulp production per hectare.

As of December 31, 2005, we have eight nurseries in Chile, Argentina and Brazil, in which we grow seedlings using seeds and using cuttings from genetically selected trees. To achieve higher quality trees and an increased growth rate, we apply strict selection criteria to the trees from which seedlings are produced. Then, we plant the seedlings manually. Depending upon the species of tree to be planted and the nutrient and physical characteristics of the soil, we may also undertake a certain amount of ground preparation before planting.

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

Harvesting timber involves felling trees, removing branches from the logs, cutting the logs into appropriate sections and loading the logs onto trucks for transport to sawmills, panel mills, pulp mills or ports for direct export. We use the lower section of the radiata pine, comprising the first seven to 12 meters, in sawmills and plywood mills or it is exported as sawlogs. We use the mid-section of the radiata pine, comprising, on average, the next eight to 13 meters, in either sawmills or pulp mills, depending on the diameter and quality of the pine. We use the top section of the tree for pulp and MDF production.

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

The following table illustrates, on a hectare basis, the extent of our thinning, pruning and harvesting activities during the periods indicated.

	Year ended December 31,
	2003	2004	2005
	(in hectares)
Thinning	43,155	28,779	23,219
Pruning	52,217	38,453	38,477
Harvesting	23,860	28,611	30,971

We manage our forest activities, but we hire independent contractors to perform the bulk of our operations, including planting, maintenance, thinning, pruning, harvesting, transportation and access road construction. As of December 31, 2005, we had arrangements with more than 466 independent contractors, which employed over 13,200 workers. Many of these contractors have long-standing relationships with us, but we award many contracts based on competitive bids. We believe that our arrangements with independent contractors provide greater flexibility and efficiency than performing these activities directly.

Since areas of farmland and native forests geographically separate our forest holdings, our plantations are naturally protected against the spread of certain diseases. In addition, our subsidiary Bioforest has developed techniques to protect our forests from pests and diseases. The most prevalent pest is the European pine shoot moth, which may damage the tips of the radiata pine, resulting in deformations to the tree. We control this moth with biological methods. Specifically, we introduced the Orgilus Obscurator, a parasitic wasp that attacks only the European pine shoot moth. Other methods we use to control pests include the mechanical removal of affected tips and the use of low toxicity chemical products. Other potential diseases and pests include a fungus called Dothistroma, a fungus that reduces a tree’s growth rate, and the Sirex insect, which attacks decaying trees and results in a thinned forest.

We operate an extensive fire control organization that interacts with the fire control organizations of other forestry companies to ensure that any fire damage to our forests is minimal. The operation primarily consists of a system of spotter towers, manned 24 hours a day during the summer months, from which spotters report the direction of any fire observed to a central command post, where the fire’s exact location is determined and an appropriate ground and/or aerial response is formulated. Over the last five years, this system has limited fire damage to our forests to an average of 0.15% of the plantations per year.

Forest Production

We harvested 14.1 million cubic meters of logs during the year ended December 31, 2005, consisting of 8.6 million cubic meters of sawlogs, 4.0 million cubic meters of radiata pine pulplogs and 1.5 million cubic meters of eucalyptus pulplogs and other logs. We did not export any pulplogs during 2005 because substantially all of the pulplogs from our forests were used in our pulp mills. During 2005, our sawmills and panel mills used 6,537,798 cubic meters of sawlogs, and no sawlogs were exported. We also sold 1,456,802 cubic meters of sawlogs to unaffiliated domestic sawmills during 2005.

Pulp

We believe that we were Chile’s largest producer of bleached and unbleached softwood market pulp in terms of production in 2005. For the year ended December 31, 2005, pulp sales were U.S.$991.2 million, representing 41.8% of our total sales revenue for the period.

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

Pulp Mills

At December 31, 2005, we owned and operated four pulp mills in Chile and one in Argentina, with an aggregate installed annual production capacity of approximately 2,185,000 metric tons. Our five pulp mills produced 1,584,311 metric tons of bleached pulp and 352,941 metric tons of unbleached pulp in 2005.

All of our pulp mills are ISO 9001:2000 certified, the Licancel Mill is currently 14-001 certified and we expect that all of our pulp mills will be certified under both ISO 9001:2000 and ISO 14001 by 2006. No seasonal factors affect plant utilization, and the pulp mills generally run at full capacity throughout the year, with eight to ten days of maintenance scheduled every 12 months.

The following table sets out bleached and unbleached kraft pulp production by plant for each of the years indicated.

	Year ended December 31,
	2001	2002	2003	2004	2005
	(in thousands of metric tons)
Chile
Arauco Mill (bleached)
Arauco I	284	258	252	260	263
Arauco II	485	498	494	508	494
Valdivia Mill (bleached)(1)	—	—	—	430	351
Constitución Mill (unbleached)	350	354	357	355	353
Licancel Mill (bleached)	110	113	134	141	145

Subtotal	1,229	1,223	1,237	1,694	1,606

Argentina
Alto Paraná (bleached)	300	323	345	349	331

Total	1,529	1,546	1,582	2,043	1,937

(1)	Operations at the Valdivia Mill commenced in February 2004, were temporarily suspended for approximately one month during January and February of 2005 and for approximately two months during June, July, and August of 2005.

Chile

Arauco I. Arauco I, which was completed in 1972, is located at the Arauco Mill in the heart of a group of our radiata pine plantations in the Eighth Region of Chile. Arauco I is equipped to produce elementary chlorine-free pulp, which does not use chlorine gas. Elementary chlorine-free pulp is also produced by a significant portion of our competitors in each of the world’s major pulp producing regions. The installed annual production capacity of Arauco I is approximately 290,000 metric tons of eucalyptus and pine bleached kraft pulp.

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

Constitución Mill. The Constitución Mill is located in the heart of a group of our radiata pine forests in the Seventh Region of Chile. As of December 31, 2005, the Constitución Mill is the largest unbleached softwood market pulp mill in the world, with an installed annual production capacity of approximately 355,000 metric tons. In February 2006, the COREMA of the Seventh Region of Chile approved an environmental impact study for the construction of a new pipeline for the Constitución Mill, which we currently anticipate will commence operations during the second half of 2006.

Licancel Mill. We acquired the Licancel Mill in September 1999. It is located in Licantén, which is 250 kilometers south of Santiago. The mill has an installed annual production capacity of approximately 140,000 metric tons of eucalyptus kraft pulp and pine bleached kraft pulp. The Licancel Mill is equipped to produce elementary chlorine-free pulp.

Valdivia Mill. We completed construction of the Valdivia Mill during the first quarter of 2004 and commenced operations in February 2004. The Valdivia Mill is located in the Tenth Region of Chile, an area with significant radiata pine and eucalyptus plantations. The Valdivia Mill has an installed potential annual production capacity of approximately 550,000 metric tons of bleached pulp, consisting of softwood pulp and eucalyptus pulp.

The Valdivia Mill has been subject to legal and administrative proceedings by the Chilean environmental regulators. Primarily, it has been alleged that the Valdivia Mill’s operations impacted the nearby Carlos Anwandter Nature Sanctuary and contributed to the migration and death of black-neck swans in an area downstream from the mill on the Cruces River. In connection with an environmental administrative proceeding, environmental regulators required us to temporarily suspend operations at the Valdivia Mill for approximately one month in January 2005. We resumed operations at the mill on February 18, 2005. On June 8, 2005, we voluntarily suspended operations at the Valdivia Mill which we estimate resulted in a loss of sales of approximately U.S.$1.0 million per day and a loss of profits of approximately U.S.$250,000 per day. Pursuant to the decision of our board of directors based on certain clarifications provided by the COREMA of the Tenth Region of Chile, the mill resumed operations on August 12, 2005 at a reduced annual production of 440,000 metric tons or 80% of its authorized production capacity, after 64 days of suspended operations. In order to achieve the full production capacity authorized by applicable permits (equal to 550,000 metric tons of wood pulp per year), the pulp mill would have to comply with certain new requirements established by the COREMA of the Tenth Region of Chile including modifications to the effluents’ parameters (including, among others, aluminum, sulfate, nitrogen and chlorate). In March 2006, Knight Piesold, an independent environmental auditing firm appointed by the COREMA of the Tenth Region of Chile, officially determined that the Valdivia Mill had complied with the applicable requirements. As a result, we are currently taking steps to resume full production capacity. See “Item 3. Key Information—Risk Factors—Risks Relating to Arauco and the Forestry Industry—Environmental concerns led us to temporarily suspend our operations at the Valdivia Mill, which adversely affected, and in the future may continue to adversely affect, our business, financial condition and results of operations” and “Item 4. Information on the Company—Government Regulation—Environment.”

In connection with our decision to suspend operations at the Valdivia Mill, our President and Chief Executive Officer resigned from his positions. For more information about our executive officers, see “Item 6. Directors, Senior Management and Employees—Directors and Executive Officers.”

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

In June 2005, the COREMA of the Tenth Region of Chile instructed us to present an environmental study for the alternative discharge of waste water at the Valdivia Mill no later than March 31, 2006. On February 1, 2006, the COREMA of the Tenth Region of Chile extended this deadline to March 31, 2007.

Nueva Aldea Project. During 2004, we commenced construction of the second phase of the Nueva Aldea Project, which includes the development of a new pulp mill with authorized annual production capacity of 856,000 tons of bleached pulp, consisting of softwood pulp and eucalyptus pulp. We expect to complete construction in mid-2006 and to start production shortly thereafter.

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

On February 13, 2006, the COREMA of the Eighth Region of Chile approved the environmental impact study for the construction and operation of the Nueva Aldea Mill Pipeline, which will permit the mill to discharge certain liquid effluents into the ocean. We anticipate the Nueva Aldea Mill Pipeline will commence operations during the fourth quarter of 2007, subject the satisfaction of certain conditions, including the receipt of certain public approvals.

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

Production Costs

Based on information published by Resource Information Systems, Inc., our cash costs for softwood pulp production are significantly lower than the average costs of market pulp producers in Canada, the United States and Scandinavia, particularly with respect to timber and labor costs. While our modern facilities result in depreciation exceeding some of such Northern Hemisphere producers, our costs are still significantly lower than the average costs of our Northern Hemisphere competitors, on a total delivered cost basis. The following table compares our costs for the production of bleached softwood kraft market pulp to the average costs of market pulp producers in selected regions in the Northern Hemisphere for the year ended December 31, 2005.

	Bleached Softwood Kraft Pulp Producers’ Cost
	Arauco	British Columbia Coast	British Columbia Interior	United States South	Sweden	Finland
	(in U.S.$ per metric ton for the year ended December 31, 2005)
Wood	106	198	152	147	210	265
Total chemicals	34	56	60	54	52	50
Labor	34	67	49	41	41	44
Others(1)	43	167	158	129	73	56

Total cash cost	217	488	419	371	376	415
Depreciation	61	65	46	62	58	75

Total mill cost	278	553	465	433	434	490
Transportation(2)	63	60	97	65	28	35

Total delivered cost	280	548	516	436	404	450

(1)	Includes energy, materials and other production costs.

(2)	Delivered in Northern Europe.

Source: Resource Information Systems, Inc. World Pulp Annual Historical Data, December 2005, except Arauco information, which is furnished by Arauco.

Sales

The world market for bleached softwood kraft market pulp during the year ended December 31, 2005 was approximately 21.5 million metric tons. Based on information published by Resource Information Systems, Inc., we believe that our production represented 5.3% of this market in 2005. During the year ended December 31, 2005, we sold approximately 91.3% of our bleached pulp abroad, principally to customers in Asia and Western Europe. The domestic market in Chile is dominated by a single integrated pulp and paper manufacturer, so the Chilean market for bleached market pulp is relatively small.

Integrated manufacturers dominate the world production of unbleached softwood pulp, which leaves non-integrated companies that sell market pulp, like us, with only a small percentage of total production. “Market pulp” is pulp sold to manufacturers of paper products, as opposed to pulp produced by an integrated paper producer for use in its paper production facilities. With a total world production of unbleached softwood kraft market pulp of 2.4 million metric tons for 2005, according to Resource Information Systems, Inc., our Constitución Mill was the world’s largest single producer of unbleached softwood market pulp, with 14.9% of the total market in 2005. During the year ended December 31, 2005, approximately 98.9% of our total unbleached market pulp sales consisted of export sales. While for the last five years Asia has been our principal export market for unbleached market pulp, we continually seek niche markets for our products in Western Europe and the United States. Historically, our sales in the Chilean market have been less than 5% of our total unbleached pulp sales revenue.

The following table sets forth, by region, the sales volumes of bleached and unbleached pulp for the years indicated.

	Year ended December 31,
	2003	2004	2005
	(in metric tons)
Bleached Pulp
North and South America	261,440	272,679	276,496
Europe	425,770	540,454	538,306
Asia	517,319	825,829	793,631
Other	26,240	553	30,872

Total	1,230,706	1,639,515	1,639,305

Unbleached Pulp
North and South America	26,143	34,593	50,963
Europe	18,233	19,115	19,928
Asia	322,371	308,039	284,455
Other	—	—	—

Total	366,747	361,747	355,346

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

The following table sets forth our average bleached and unbleached pine pulp prices per metric ton at the indicated dates, for the years indicated.

	2003	2004	2005
	(U.S.$ per metric ton)
Bleached Pulp
March 31	471	528	540
June 30	466	583	490
September 30	471	495	495
December 31	482	486	497
Unbleached Pulp
March 31	418	446	470
June 30	381	451	456
September 30	388	417	462
December 31	392	421	456

In accordance with customary pulp market practice, we do not have long-term sales contracts with our customers; rather we maintain long-standing relationships with our customers pursuant to which we periodically reach agreements on specific volumes and prices. We have a diversified customer base located throughout the world and totaling, as of December 31, 2005, more than 300 clients. As of December 31, 2005, we employ more than 10 sales agents to represent us in more than 50 countries. We manage this worldwide sales network from our headquarters in Chile.

Forestry and Wood Products

Our forestry products are sawlogs and pulplogs. As a result of our forest management policies and the increasing maturity of our plantations, our plantations are yielding increasing volumes of forestry products, particularly clear wood. As the volume of clear wood has grown, we have broadened our range of forestry products. For the year ended December 31, 2005, revenue from sales of forestry and wood products was U.S.$1,317.1 million, representing 55.5% of our total sales revenue.

Our wood products include sawmill products, remanufactured wood products, plywood and fiber panels.

Sawmills

Our sawmill products are sawn timber (green, kiln-dried lumber and flitches) and remanufactured wood products. For the year ended December 31, 2005, revenue from sales of sawmill products was U.S.$649.3 million, representing 27.4% of our total sales revenues for the period.

As of December 31, 2005, we own 14 sawmills, 12 in Chile and two in Argentina, with aggregate installed annual processing capacity of approximately 6,548,200 cubic meters of sawlogs and an aggregate installed annual production capacity of approximately 3,470,000 cubic meters of lumber. Contractors that are not related to us or to each other operate our 12 sawmills in Chile. We operate our sawmills in coordination with our forestry and sales operations, since our sawn timber is generally produced in accordance with customer specifications. All of the sawmills are located near our pine plantations.

As of December 31, 2005, we also own six remanufacturing facilities, five in Chile and one in Argentina, that reprocess sawn timber into remanufactured wood products, such as moldings, jams and pre-cut pieces that end users require for doors, furniture and door and window frames. These facilities produced 382 thousand cubic meters of remanufactured wood products in 2005.

Aserraderos Arauco S.A. was established in 1993 to centralize management and control production in our sawmill and remanufacturing operations. Our sawmills and remanufacturing facilities in Chile are currently operated by independent contractors that are paid sawing service fees calculated on a fixed and variable basis depending on productivity, with price renegotiations in the event of material changes in costs or productivity. Each of our 17 independent contractors operates exclusively for us and only with respect to one sawmill or remanufacturing facility. We believe that our arrangements with independent contractors provide us with greater flexibility and efficiency than performing such activities on our own. We operate our sawmills and remanufacturing facilities in Argentina.

A log merchandising facility located at the same site as our Horcones I and Horcones II Sawmills cuts and classifies wood destined for our plywood facility, sawmills or pulp mills or for the export market. The Nueva Aldea Project also included a log merchandizing facility, which was completed in the first phase of the project.

The following is a brief description of our sawmills and remanufacturing facilities and their production capacity, as of December 31, 2005. Processing capacity measures a facility’s input, while production capacity measures its output. Typically, a facility’s production capacity is 45% to 50% less than its processing capacity.

Chile

Araucana Sawmill. This sawmill processes logs to produce sawn timber, including high-grade sawn timber for remanufacturing and flitches. It has installed annual production capacity of approximately 140,000 cubic meters of lumber.

Cholguán Sawmill. This sawmill was acquired in March 2000 and has installed annual production capacity of approximately 350,000 meters of lumber, as well as drying kiln facilities and two remanufacturing facilities with installed annual production capacity of approximately 70,000 cubic meters of remanufactured wood products. The Cholguán sawmill also has a special facility for making laminating beams with installed annual production capacity of approximately 11,200 cubic meters and drying facilities with installed annual production capacity of approximately 260,000 cubic meters.

Coelemu Sawmill. This sawmill has installed annual production capacity of approximately 80,000 cubic meters of lumber. Much of the mill’s production is sold into the Japanese market for thin and narrow sawn timber.

Colorado Sawmill. This sawmill has installed annual production capacity of approximately 370,000 cubic meters of lumber and produces “green” sawn timber (or sawn timber that is not kiln dried) for the Chilean, Japanese and Middle Eastern markets. It also has drying facilities with installed annual production capacity of approximately 190,000 cubic meters.

El Cruce Sawmill. This sawmill has installed annual production capacity of approximately 110,000 cubic meters of lumber.

Escuadrón Sawmill. This sawmill has installed annual production capacity of approximately 100,000 cubic meters of lumber, and it produces all types of sawn timber. It also has drying kilns with installed annual production capacity of approximately 80,000 cubic meters.

Horcones I Sawmill. This sawmill has installed annual production capacity of approximately 360,000 cubic meters of lumber. It also has drying kilns with installed annual production capacity of approximately 420,000 cubic meters and a remanufacturing facility with installed annual production capacity of approximately 136,000 cubic meters of remanufactured wood products.

Horcones II Sawmill. This sawmill has installed annual production capacity of approximately 260,000 cubic meters of lumber, as well as drying kiln facilities with installed annual production capacity of approximately 200,000 cubic meters.

Mariquina Sawmill. This sawmill has installed annual production capacity of approximately 360,000 cubic meters of lumber. It also has drying facilities with installed annual production capacity of approximately 295,000 cubic meters of remanufactured wood products and a remanufacturing facility with installed annual production capacity of approximately 72,000 cubic meters of remanufactured wood products.

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

Nueva Aldea Sawmill. This sawmill has installed annual production capacity of approximately 450,00 cubic meters of sawn timber. It is also equipped with drying kilns with installed annual production capacity of approximately 365,000 cubic meters.

In addition, we are in the process of acquiring the forestry assets of Cementos Bío-Bío S.A. through Forestal Arauco S.A., for a purchase price of approximately U.S.$136 million. These assets consist of 21,000 hectares of pine plantations, one sawmill with an annual production capacity of approximately 250,000 cubic meters per year and a remanufacturing facility. We anticipate that this transaction will be consummated on June 30, 2006. There can be no assurance, however, that this transaction will be consummated.

Argentina

Bosetti Sawmill. Alto Paraná acquired this sawmill in 2004 as part of its purchase of the forestry assets of Pecom Energía S.A. in Argentina. This mill has installed annual production capacity of approximately 180,000 cubic meters of lumber. It also has drying facilities with installed annual production capacity of approximately 180,000 cubic meters of remanufactured wood products.

Piray Sawmill. This sawmill, previously known as the Misiones Sawmill, was completed in 2000. It has installed annual production capacity of approximately 320,000 cubic meters of lumber. It is also equipped with drying kilns with installed annual production capacity of approximately 320,000 cubic meters and a remanufacturing facility with installed annual production capacity of approximately 54,000 cubic meters of remanufactured wood products.

Panels

Our panel products are plywood and fiber panels. At December 31, 2005, we owned two plywood mills, one HB mill and two MDF mills in Chile, one MDF mill and one PBO mill in Argentina, and one MDF mill and one

PBO mill in Brazil. For the year ended December 31, 2005, sales of panels were U.S.$588.3 million, representing 24.8% of our total sales revenues.

The total annual production capacity of these nine mills is approximately 2,170,000 cubic meters of plywood and fiberboard panels, placing us among the principal wood panel companies in Latin America. The total installed annual production capacity of our two plywood mills is approximately 560,000 cubic meters of plywood. During 2005, they produced an aggregate of 516,020 cubic meters of plywood. Our HB mill has installed annual production capacity of approximately 60,000 cubic meters per year, and produced 59,023 cubic meters of panels in 2005. Our MDF mills have an installed annual production capacity of approximately 990,000 cubic meters, and in 2005 they produced an aggregate of 947,869 cubic meters of panels. Our PBO mills in Brazil and Argentina (acquired in March 2005 and October 2005, respectively) have an installed annual production capacity of approximately 560,000 cubic meters, and produced an aggregate of 294,458 cubic meters of panels since their respective acquisitions in 2005.

On March 9, 2005, we acquired from Louis Dreyfus S.A.S. 100% of the stock of LD Forest Products S.A. in Brazil and, indirectly as a result of that purchase, 100% of the stock of Placas do Paraná S.A. and 50% of the stock of Dynea Brasil S.A. We paid an aggregate purchase price for these acquisitions of approximately U.S.$168.0 million. With these acquisitions, we acquired an MDF mill with installed annual production capacity of approximately 250,000 cubic meters, a particleboard mill with installed annual production capacity of approximately 320,000 cubic meters, an impregnated paper mill and a formaldehyde and resin plant.

On October 31, 2005, we acquired from Louis Dreyfus S.A.S. 100% of the stock of Ecoboard S.A.I.F. and Louis Dreyfus S.A.I.F. in Argentina and, indirectly as a result of that purchase, 100% of the stock of CAIF S.A. and LD Manufacturing S.A. and 60% of the stock of Flooring S.A. As a result of these acquisitions, we own a particleboard mill with installed annual production capacity of approximately 230,000 cubic meters, a chemical plant that produces resins used for the production of wood panels, and an MDF and particleboard-based wood floor mill with installed annual production capacity of approximately two million square meters. We paid an aggregate purchase price of approximately U.S.$55.0 million for this acquisition.

Sales

The following table sets forth, by category, our forestry and wood products sales to unaffiliated third parties for each of the years indicated.

	Year ended December 31,
	2001	2002	2003	2004	2005
	(in thousands of cubic meters)
Sawlogs	515	585	516	941	1,457
Pulplogs	451	419	256	177	254
Sawn timber	1,190	1,510	1,608	1,918	2,136
Remanufactured wood products	273	248	299	344	370
Plywood and fiber panels	466	643	1,059	1,107	1,803

Exports accounted for 71.2% of our total sales revenues of panels, forestry and wood products for the year ended December 31, 2005. We sell sawn timber primarily to customers in Asia, the Middle East and the United States, as well as to domestic customers. We sell remanufactured wood products primarily to customers in the United States and Europe.

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

The following are the principal Chilean ports that we use:

•	Coronel. A private port located between Concepción and the Arauco Mill, which we constructed as a member of a consortium with five other companies and in which we have an equity interest of 50.0%. We shipped approximately 50.7% of our aggregate export volume through this port in 2005;

•	Lirquén. A private port in Concepción in which we have an equity interest of 20.1% and through which we shipped approximately 25.0% of our aggregate export volume during 2005; and

•	San Vicente and Talcahuano. Both are state-owned ports near the city of Concepción through which we shipped approximately 21.9% of our aggregate export volume during 2005.

The ports we use in Chile are approximately 55 kilometers from the Arauco Mill, 330 kilometers from the Constitución Mill, 370 kilometers from the Licancel Mill, 100 kilometers from the Nueva Aldea Mill, and 410 kilometers from the Valdivia Mill. We have a pulp storage warehouse at the port of Coronel with a capacity of 117,584 metric tons, a pulp storage warehouse at the port of San Vicente with a capacity of 13,400 metric tons and a pulp storage warehouse at the port of Lirquén with a capacity of 125,256 metric tons.

We ship pulp to various ports in Europe, North and South America and Asia and, as is customary in the pulp industry, we store some stock in those ports. We use 17 foreign ports that have warehouse facilities available, and standard storage terms provide that we are entitled to a certain period of storage free of charge. We seek to ensure that it does not exceed the free storage period for each shipment. At December 31, 2005, we had approximately 86,000 metric tons in storage in warehouses at foreign ports.

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

Description of Property

Our principal properties consist of land and production plants and facilities, the majority of which are located in Chile. At December 31, 2005, we owned approximately 1,028,697 hectares of land in Chile, over 687,544 hectares of which consist of forest plantations, and 317,573 hectares of land in Argentina, Brazil and Uruguay, of which 163,038 consist of forest plantations. In addition, at December 31, 2005, we owned various plants and facilities, including four pulp mills, five panel mills, twelve sawmills and five remanufacturing facilities in Chile; one pulp mill, two sawmills, one MDF mill, one PBO mill and one remanufacturing facility in Argentina; and one MDF mill and one PBO mill in Brazil.

We are in the process of acquiring the forestry assets of Cementos Bío-Bío S.A. through Forestal Arauco S.A., for a purchase price of approximately U.S.$136 million. These assets consist of 21,000 hectares of pine plantations, one sawmill with an annual production capacity of approximately 250,000 cubic meters per year and a remanufacturing facility. We anticipate that this transaction will be consummated on June 30, 2006. There can be no assurance, however, that this transaction will be consummated.

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

We also carry insurance, consistent with industry practice, covering our production plants, facilities and equipment. This insurance provides coverage, in the event of fire, explosion, machinery breakdown or natural disaster, for 12 months’ profits (18 months’, in the case of a boiler explosion in our pulp mills). All of our insurance policies covering our forest holdings and production plants, facilities and equipment in Chile are carried by Compañía de Seguros Generales Cruz del Sur S.A., or Cruz del Sur, which was controlled by the Angelini Group and was acquired in November 2005 by members of the Royal & Sun Alliance insurance group. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.” Our insurance policies for facilities and equipment in Argentina are carried by Grupo Asegurador La Segunda, and these policies cover damage resulting from fire. Our MDF and particleboard mills in Brazil are insured by Itaú, and their policies cover fire, explosions, electrical damage, equipment damage and loss of profit.

CAPITAL EXPENDITURES

To utilize our increasing volume of forest production, we have continually added to, expanded and modernized our processing facilities. Our planned capital expenditures for 2006 include the construction of the second phase of the Nueva Aldea Project, which includes development of a pulp mill for the production of bleached pulp. Currently, we expect to complete this pulp mill in mid-2006, with projected annual capacity of approximately 856,000 metric tons of bleached pulp. If completed on schedule, we expect the Nueva Aldea Project to require capital expenditures of approximately U.S.$850 million, to be funded from operating income and indebtedness, of which approximately U.S.$598.9 million was paid as of December 2005. Capital expenditures for 2006 also include the construction of the Nueva Aldea and Constitución pipelines and the expected acquisition of the forestry assets of Cementos Bío-Bío S.A.

In 2005, aggregate capital expenditures were U.S.$618.3 million, consisting primarily of U.S.$419.9 million in investments in the pulp business, principally U.S.$393.9 million in the ongoing construction of the Nueva Aldea Pulp Mill and U.S.$145.5 million in the forestry business.

On March 9, 2005, we acquired from Louis Dreyfus S.A.S. 100% of the stock of LD Forest Products S.A. in Brazil and, indirectly as a result of that purchase, 100% of the stock of Placas do Paraná S.A. and 50% of the stock of Dynea Brasil S.A. We paid an aggregate purchase price for these acquisitions of approximately U.S.$168.0 million. With these acquisitions, we acquired an MDF mill with installed annual production capacity of approximately 250,000 cubic meters, a particleboard mill with installed annual production capacity of approximately 320,000 cubic meters, an impregnated paper mill and a formaldehyde and resin plant.

On October 31, 2005, we acquired from Louis Dreyfus S.A.S. 100% of the stock of Ecoboard S.A.I.F. and Louis Dreyfus S.A.I.F. in Argentina and, indirectly as a result of that purchase, 100% of the stock of CAIF S.A. and LD Manufacturing S.A. and 60% of the stock of Flooring S.A. As a result of these acquisitions, we own a particleboard mill with installed annual production capacity of approximately 230,000 cubic meters and an MDF and particleboard-based wood floor mill with installed annual production capacity of approximately two million square meters. We paid an aggregate purchase price of approximately U.S.$55.0 million for this acquisition.

These capital expenditures represent amounts accrued for purposes of our audited consolidated financial statements and do not necessarily represent the cash cost of capital expenditures in 2005.

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

Chile

The Chilean legislation to which we are subject includes the Chilean Environmental Law (Ley Sobre Bases Generales del Medio Ambiente) and related regulations. The Chilean Environmental Law created the National Environmental Commission (Comisión Nacional del Medio Ambiente), or CONAMA, and the COREMA, which are agencies of the Ministry of the Presidency (Ministerio Secretaría General de la Presidencia). These commissions are responsible for, among other things, coordinating existing environmental regulations and evaluating environmental impact studies. Under the Chilean Environmental Law, we are required to conduct environmental impact studies of any future projects or activities (or their significant modifications) that may affect the environment. These and other regulations also establish procedures for private citizens to object to the plans or studies submitted by project owners.

CONAMA, the COREMA, and other governmental agencies may also participate in the oversight of the implementation of projects in accordance with their environmental impact statements. Under the Chilean Environmental Law and other regulations, affected private citizens, public agencies and local authorities can sue to enforce environmental compliance. Enforcement remedies include temporary or permanent closure of facilities and fines. The application of these environmental laws and remedies may adversely affect the manner in which we seek to implement our business strategy and our ability to realize our strategy.

We recently faced certain environmental administrative proceedings in connection with the Valdivia Mill. In connection with these proceedings and based on recent legislation, Administrative Proceedings Law No. 19,880, the COREMA for the Tenth Region of Chile, ordered the suspension of production at the Valdivia Mill as an interim preventive measure in January 2005. The mill reopened in February 2005, after the COREMA for the Tenth Region of Chile determined that the mill could continue operations subject to a number of conditions.

On June 6, 2005, the COREMA for the Tenth Region of Chile modified our permit for the Valdivia Mill by, among other requirements, reducing the annual production capacity of the mill to 440,000 metric tons until we comply with certain conditions, which include additional monitoring of some aspects of our emissions. In addition, the modifications set new emission limits for several pollutants and require us to conduct a new environmental impact study for an alternative system for the discharge of wastewater, which we were directed to submit to the COREMA for the Tenth Region of Chile for approval no later than March 31, 2006. On February 1, 2006, the COREMA of the Tenth Region of Chile extended this deadline to March 31, 2007. We must construct and implement the alternative system, which cannot involve the discharge of effluents into the Cruces River, the Carlos Anwandter Sanctuary or their affluents, within 15 months of approval of the environmental impact study.

In connection with an environmental administrative proceeding, environmental regulators required us to temporarily suspend operations at the Valdivia Mill for approximately one month in January 2005. We resumed operations at the mill on February 18, 2005. On June 8, 2005, we voluntarily suspended operations at the Valdivia Mill which we estimate resulted in a loss of sales of approximately U.S.$1.0 million per day and a loss of profits of approximately U.S.$250,000 per day. Pursuant to the decision of our board of directors based on certain clarifications provided by the COREMA of the Tenth Region of Chile, the mill resumed operations on August 12, 2005 at a reduced annual production of 440,000 metric tons or 80% of its authorized production capacity, after 64 days of suspended operations. In order to achieve the full production capacity authorized by applicable permits (equal to 550,000 metric tons of wood pulp per year), the pulp mill would have to comply with certain new requirements established by the COREMA of the Tenth Region of Chile including modifications to the effluents’ parameters (including, among others, aluminum, sulfate, nitrogen and chlorate). In March 2006, Knight Piesold, an independent environmental auditing firm appointed by the COREMA of the Tenth Region of Chile, officially determined that the Valdivia Mill had complied with the applicable requirements. As a result, we are currently taking steps to resume full production capacity. The suspension of operations at the Valdivia Mill adversely affected our business, financial condition and results of operations. Any future suspension of operations at the Valdivia Mill or at any other of our operating plants can be expected to have similar adverse effects. We offer no assurance that the Valdivia Mill will be able to operate without further interruption or that it will resume operations at full capacity notwithstanding our compliance with the new requirements imposed by the COREMA are fulfilled. See “Item 3. Key Information—Risk Factors—Risks Relating to Arauco and the Forestry Industry—Environmental concerns led us to temporarily suspend our operations at the Valdivia Mill, which adversely affected, and in the future may continue to adversely affect, our business, financial condition and results of operations” and “Item 4. Information on the Company—Description of Business—Pulp—Pulp mills—Chile—Valdivia Mill.”

The National Defense Council has instituted a reparation action for environmental damage seeking reparations, damages and indemnification from us for environmental harm allegedly caused by the Valdivia Mill. In addition, since the end of 2004, various criminal proceedings relating to alleged violations of several environmental laws have been instituted in Chile in which some of our mills may be involved. See “Item 3. Key Information—Risk Factors—Risks Relating to Arauco and the Forestry Industry—We are subject to legal proceedings related to our mills, which could adversely affect our business, financial condition and results of operations” and “Item 8. Financial Information—Legal Proceedings.”

We also faced environmental proceedings in connection with the pulp mill that is currently under construction at the Nueva Aldea Project. As a result, the COREMA for the Eighth Region of Chile required us to suspend construction at the Nueva Aldea Project for approximately two months in January 2005. We resumed the construction of the pulp mill in March 2005, after complying with the conditions set by the COREMA for the Eighth Region of Chile. Despite our compliance with these conditions, there can be no assurance that the construction will continue without further interruption, that the pulp mill will commence operations after its construction is complete or that the pulp mill will continue to operate without further interruption after its completion. See “Item 8. Financial Information—Legal Proceedings.”

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

Law No. 9,605 provides that individuals or entities whose conduct or activities cause harm to the environment are subject to criminal and administrative sanctions and are liable for any costs to repair the damages resulting from such harm. For individuals who commit environmental crimes, criminal sanctions range from fines to imprisonment; for legal entities, criminal sanctions may include fines, partial or total suspension of activities, restrictions on participation in government contracts and, in cases of bad faith, dissolution. In addition, Law No. 9,605 also establishes that the corporate structure of a company may be disregarded if the structure impedes the recovery for harm caused to the environment. We are not aware of any successful assertion of claims against shareholders under this provision of Law No. 9,605.

We believe we are currently in material compliance with all applicable local and national environmental regulations governing our operations in Brazil.

Forestry Regulation

Chile

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

All of our forest activities are ISO 14001 certified. During 2003, we obtained the certification in Chile from CERTFOR, and in 2004, CERTFOR undertook its first audit of our operations and confirmed that we complied with CERTFOR requirements. See “Item 4. Information on the Company—Description of Business—Forestry Activity.”

In 2005, CERTFOR certified the chain of custody of the Arauco, Constitución, Licancel and Valdivia pulp mills and Arauco and Nueva Aldea plywood mills, pursuant to the Sustainable Forestry Management practices, which require that sources used for production are not endangered or that their use is not otherwise prohibited. The National Regulatory Institute (Instituto Nacional de Normalización) also accredited the effluent laboratories of the Constitución and Arauco wood mills in accordance with the strict requirements of Chilean environmental standards.

Argentina

The management and exploitation of forests in Argentina is regulated by National Law 13,273, National Law 25,080, National Decree 710, Provincial Law No. 854, Provincial Law No. 3,426 and other regulations promulgated thereunder, which collectively constitute the regulatory framework. The regulatory framework imposes a variety of restrictions on the management and exploitation of forests in Argentina. The regulatory framework regulates the replanting of land after harvesting. We believe that our Argentine operations are in material compliance with the regulatory framework.

Brazil

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

Overview

We derive our sales revenue from the sale of bleached and unbleached pulp and forestry and wood products, such as sawlogs, pulplogs, sawn timber, remanufactured wood products and panels. For the year ended December 31, 2005, export sales constituted approximately 78.2% of our total sales revenue. Sales of pulp constitute the single largest component of our sales revenue. As with many commodities, pulp is subject to cyclical price fluctuations determined by global supply and demand. Accordingly, our sales revenue is subject to cyclical fluctuations. World prices for forestry and wood products, which are also generally viewed as commodities, fluctuate significantly.

Although prices tend to have the most significant effect on our results of operations, sales volume and product mix, costs and exchange rate fluctuations also can have a substantial impact on our results.

Our business and results of operations depend, to a large extent, on the level of economic activity, on government and foreign exchange policies and on political and economic developments in our principal export markets. In 2005, we exported our products to Asia, to North, Central and South America, to Europe and, to a lesser extent, to Africa and the Middle East. In 2005, approximately 92.5% of our total pulp sales and approximately 71.2% of our total forestry, wood products and panel product sales were attributable to exports, principally to customers in the Americas, Asia and Western Europe. Our business, earnings and prospects may be materially and adversely affected by developments in these export markets with respect to inflation, interest rates, currency fluctuations, protectionism, government subsidies, price and wage controls, exchange control regulations, taxation, expropriation or social instability, as well as by political, economic or diplomatic developments.

At December 31, 2005, approximately 78.8% of our property, plant, equipment and forest assets were located in Chile, approximately 15.1% were located in Argentina and approximately 6.1% were located in Brazil. In 2005, approximately 11.9% of our consolidated sales revenue was derived from sales to customers in Chile, approximately 3.9% of our consolidated sales revenue was derived from sales to customers in Argentina, and approximately 6.0% of our consolidated sales revenue was derived from sales to customers in Brazil. Accordingly, our financial condition and results of operations depend, to a certain extent, upon economic conditions in Chile, Argentina and Brazil.

Despite growth in the 1980s and 1990s, the Chilean economy has remained smaller than the economies of certain other Latin American countries. In 2000, the Chilean gross domestic product grew 4.5%, but growth slowed to 3.4% in 2001, 2.2% in 2002 and 3.9% in 2003. In 2004, GDP growth was stronger than previous years, reaching 6.2%. Unemployment was high, averaging 9.2% in 2001, 9.0% in 2002, 8.5% in 2003 and 8.8% in 2004. GDP grew 6.3% in 2005 and unemployment began to decline, reaching 8.1%.

From late 1998 to 2002, the Argentine economy went through an economic recession marked by reduced levels of consumption and investment and an elevated unemployment rate. Argentine GDP decreased by 3.4% in 1999, 0.8% in 2000, 4.0% in 2001 and 10.9% in 2002. In December 2001, amid public demonstrations and the resignation of the Argentine president, Argentina declared a suspension on payment of its foreign debt. In early 2002, the government released the Argentine peso from its one-to-one peg to the dollar and allowed the exchange rate to float, resulting in a 49.6% devaluation of the Argentine peso from January 1, 2002 to December 31, 2002. During 2003, 2004 and 2005, economic indicators showed some signs of recovery, and the Argentine gross domestic product increased by 8.8% in 2003, 9.0% in 2004 and 9.2% in 2005. In June 2005, Argentina restructured a significant portion of its sovereign bonds outstanding. The Argentine economy may not continue to recover and future economic, social and political developments in Argentina, over which it has no control, could impair Alto Paraná’s business, financial condition or results of operations.

Brazil’s GDP grew by an estimated 2.3% in real terms in 2005, compared to a growth rate of 4.9% in 2004, the highest annual growth level recorded since 1994. However, in recent years, the Brazilian economy has experienced turbulence. In 2000, GDP grew 4.4%, but in 2001 and 2002, due to the international crisis in Latin and North America and the electric energy rationing in Brazil, GDP grew only 1.3% and 1.9%, respectively. GDP decreased 0.5% in 2003, mainly due to uncertainty regarding the election process and new economic policies to be implemented by the newly elected government of President Luis Inacio Lula da Silva. The Brazilian real/U.S. dollar exchange rate also experienced turbulence in that period. During 2001, the Brazilian real declined in value by 18.7% against the U.S. dollar, and in 2002, it further devalued by 52.3%, closing at R$3.5333/U.S.$1.00 on December 31, 2002. These changes were attributable primarily to uncertainties regarding the ongoing presidential election process. Those concerns dissipated during 2003, resulting in an appreciation of the Brazilian real by 18.2% against the U.S. dollar in that year. During 2004, the Brazilian real continued to recover against the U.S. dollar, with an 8.1% appreciation. The Brazilian real appreciated 11.8% during 2005.

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

Valdivia Mill Closure

Our operations at the Valdivia Mill have been subject to continued environmental scrutiny by Chilean environmental regulators and the Chilean public since the mill began its operations in 2004. In connection with an environmental administrative proceeding, environmental regulators required us to temporarily suspend operations at the Valdivia Mill for approximately one month in January 2005. We resumed operations at the mill on February 18, 2005. On June 8, 2005, we voluntarily suspended operations at the Valdivia Mill for 64 days, which we estimate resulted in a loss of sales of approximately U.S.$1.0 million per day and a loss of profits of approximately U.S.$250,000 per day. Operations of the Valdivia Pulp Mill resumed on August 12, 2005 at a reduced annual production of 440,000 metric tons or 80% of its authorized production capacity. See “Item 4. Information on the Company—Description of Business—Pulp—Pulp mills—Chile—Valdivia Mill.”

The Valdivia Mill represents approximately 25% of our total pulp capacity. As a result, the suspension of operations at the Valdivia Mill adversely affected our business, financial condition and results of operations. See “Item 3. Key Information—Risk Factors—Risks Relating to Arauco and the Forestry Industry—Environmental concerns led us to temporarily suspend our operations at the Valdivia Mill, which will adversely affected, and in the future may continue to adversely affect, our business, financial condition and results of operations.”

In connection with our decision to suspend operations at the Valdivia Mill, our President and Chief Executive Officer resigned from his positions. For more information about our executive officers, see “Item 6. Directors, Senior Management and Employees—Directors and Executive Officers.”

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

The following table sets forth, for the periods indicated, average unit sales prices for our products.

	Year ended December 31,(1)
Product(2)	2003	2004	2005
	(U.S.$ per metric ton)(3)
Bleached pulp	461.1	518.1	505.9
Unbleached pulp	387.8	433.6	455.6

	(U.S.$ per cubic meter)(3)
Sawlogs	32.1	34.8	35.2
Sawn timber	153.7	195.0	199.4
Remanufactured wood products	490.5	670.5	583.4
Plywood and fiber panels	280.4	337.6	326.2

(1)	Calculated as average unit prices for the year based on our internally collected data.

(2)	Each category of product contains different grades and types and the shipping terms vary with the product, as well as the customer.

(3)	We generally quote our prices in U.S. dollars for export sales and in Chilean pesos, Argentine pesos or Brazilian reals for domestic sales.

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

Over the last five years, the average price, on an annual basis, for Norscan bleached softwood kraft market pulp, or NBSK, which is the benchmark for softwood bleached pulp, has ranged from a high of U.S.$616 per ton in 2004 to a low of U.S.$463 per ton in 2002. During 2001, the market price for NBSK fell 33.8%, from U.S.$710 per ton at December 31, 2000 to U.S.$470 per ton at December 31, 2001, largely due to the global recession. Prices continued to decrease in 2002, largely due to the sluggish global economy, reaching their lowest known level in April 2002 at U.S.$434 per ton and ending 2002 at a price of U.S.$440 per ton on December 31, 2002, a 6.4% decrease from the price per ton recorded on December 31, 2001. The price for NBSK was U.S.$560 per ton at December 31, 2003, a 27.3% increase over December 31, 2002, and U.S.$621 per ton at December 31, 2004, and 10.9% increase as compared to December 31, 2003. During the first quarter of 2005, the average price for NBSK increased, reaching a peak of U.S.$649 per ton at March 15, 2005. During the second and third quarters of 2005, NBSK prices declined, reaching a low of U.S.$583 per ton at September 13, 2005. Although the price for NBSK increased during the fourth quarter of 2005 due to the strong market demand and mill closures in North America, the price of U.S.$599 per ton recorded at December 31, 2005 represented a decrease of 3.5% as compared to December 31, 2004.

Prices for bleached grades of pulp, including eucalyptus, generally follow the same pattern as prices for NBSK. However, each grade follows its own cycle based on market demand and production capacity. During the last five years, the majority of the new capacity developed has been for hardwood pulp, particularly eucalyptus pulp. This has led to a greater spread between the prices for hardwood and for softwood. The price for eucalyptus kraft pulp delivered in Northern Europe, or BEKP, was U.S.$450 per ton at January 1, 2003, U.S.$10 per ton above the price for NBSK, and was U.S.$500 per ton at December 31, 2003, U.S.$60 per ton below the price for NBSK. During 2002 the market price for BEKP rose 6.8%, to U.S.$453 per ton at December 31, 2002. The market price for BEKP was U.S.$500 per ton at December 31, 2003, an increase of 8.0% over the price of December 2002, and U.S.$520 per ton at December 31, 2004, a 4% increase over the price of December 2003. At December 31, 2005, the price for BEKP was U.S.$589 per ton, an increase of 13.3% over the price of December 2004.

Prices for unbleached softwood market pulp also follow cyclical patterns related to worldwide demand. Unbleached softwood market pulp represents about 5% of the total wood pulp market. The majority of such pulp is sold in Asia, and its price does not necessarily follow the cycle of prices for NSBK.

During 2001 the market price for unbleached kraft pulp, or UKP, delivered in the United States fell 35%, from U.S.$680 per ton at December 31, 2000 to U.S.$440 per ton at December 31, 2001, largely due to lower export levels, leading to less demand for export packaging material, and lower prices for UKP substitutes, such as old corrugated containerboard. During the second and third quarters of 2002 the market price for UKP rose, and then fell again, ending at U.S.$430 per ton at December 31, 2002, a 2.3% decrease from December 31, 2001. During the first half of 2003 the market price for UKP rose, and then fluctuated during the second half of the year, rising 23.3% overall, to U.S.$530 per ton at December 31, 2003. During 2004, UKP prices consistently rose, reaching U.S.$575 per ton by December 31, an increase of 8.5% with respect to December 31, 2003. In 2005, prices fluctuated throughout the year reaching U.S.$460 per ton by December 31, 2005, a decrease of 20% as compared to the price of December 31, 2004.

Forestry and Wood Product Prices

Over the last five years, the average prices for our forestry and wood products have fluctuated significantly, reflecting the effect on demand of global economic developments. The economic downturn in the aftermath of the terrorist attacks in the United States on September 11, 2001 led to considerable declines in prices for wood products across North America. Japan’s poor economic performance at that time led to prices that were at their lowest levels in 15 years. In China, on the other hand, prices were unaffected by developments in other markets.

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

In spite of strong international growth and demand for wood products, the decline in prices in the U.S. continued during the first three quarters of 2005 due to excess inventories of panel and remanufactured wood products at distributors. This trend affected the average prices for wood products during the year. By the end of 2005, however, the average prices for wood products demonstrated signs of recovery.

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

During 2005, fleet growth outpaced the demand for ocean transportation in the dry cargo segment due in part to a decrease in port congestion in certain areas. Container freight rates remained stable throughout most of 2005, but showed some signs of increase toward the end of the year due to increases in fuel costs, the risks of which are borne by the shipper under most of our long-term ocean freight contracts.

During 2005 cost of lumber and maintenance costs increased principally due to higher market prices for lumber and a strong appreciation of the Chilean peso relative to the U.S. dollar. The appreciation of the Chilean peso negatively affected most of our costs, which are incurred in Chilean pesos and translated to U.S. dollars.

Exchange Rate Fluctuations

The Chilean peso has been subject to devaluation in the past and could be subject to significant fluctuations in the future. In the period from December 31, 1998 to December 31, 2005 the value of the Chilean peso relative to the U.S. dollar decreased approximately 7.8% in nominal terms and increased 11.6% in real terms, as compared to a 1.9% increase in value in real terms in the period from December 31, 1995 to December 31, 1998. During 2005, the value of the Chilean peso relative to the U.S. dollar increased approximately 8.8% in nominal terms and approximately 12.7% in real terms, based on the observed exchange rates on December 31, 2004 and December 31, 2005. The observed exchange rate on June 22, 2006 was Ch$546.57 to U.S.$1.00. For information regarding historical rates of exchange in Chile from January 1, 2001 see “Item 3. Key Information—Exchange Rates.”

We generally price our exports in U.S. dollars and domestic sales in Chilean pesos. To the extent that the Chilean peso depreciates against the U.S. dollar, our domestic sales revenues may be adversely affected as measured in U.S. dollars. Conversely, appreciation of the Chilean peso may have a positive effect on domestic sales revenue as measured in U.S. dollars. The effect of exchange rate fluctuations is partially offset by the fact that certain of our operating expenses are denominated in U.S. dollars (such as our freight costs and selling expenses in the form of commissions paid to our sales agents abroad) and a significant part of our indebtedness is denominated in U.S. dollars. As of December 31, 2005, our U.S. dollar-denominated indebtedness was U.S.$2.2 billion. In addition, as the U.S. dollar appreciates against the local currency in any of our export markets, we must from time to time price our sales in that local currency to compete effectively.

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

Property, plant and equipment assets are evaluated for possible impairment on a specific asset basis or in groups of similar assets, as applicable. This process requires management’s estimate of future cash flows generated by each asset or group of assets. For any instance where this evaluation process indicates impairment, the appropriate asset’s carrying values are written down to net realizable value and the amount of the write-down is charged against the results of continuing operations. If we overestimated our future cash flows by 10%, the reported value of our property, plant and equipment would not be materially affected as of December 31, 2005.

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

Depletion

Depletion, or the costs attributed to timber harvested, is determined according to each identifiable farm block that is in the harvesting stage, based on the relationship between unamortized timber costs and the estimated volume of recoverable timber multiplied by the amount of timber cut. We review our depletion rate estimates on a recurring basis. Our statistical data indicates that, during 2005, our depletion rates were overstated by less than 2.8%. If our estimated volume of timber harvested at December 31, 2005 were overestimated by 2.8%, our reported cost of sales for the year ended December 31, 2005 would not be materially affected.

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

At December 31, 2005, our inventory reserves amounted to U.S.$5.9 million, which represented 1.6% of our total inventory. Additionally for the year ended December 31, 2005, our inventory write-downs represented 0% of our cost of sales. If our inventory reserves and write-downs were underestimated by 10%, our reported cost of sales for the year ended December 31, 2005 would not be materially affected.

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

We consider both positive and negative evidence and make certain assumptions, including projections of taxable income. Changes in these assumptions may have a material impact on results. If we overestimated taxable income by 10%, our reported valuation allowance at December 31, 2005 would not be materially affected.

Allowance for Doubtful Accounts

We provide an allowance for doubtful accounts based on a review of the specific receivable. A 100% provision is applied for those customers for whom collectibility is in doubt. Management must make certain judgments and estimates in determining accounts that are considered to be in doubt.

Changes in Accounting Standards

In February 2006, the FASB issued a Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments and Amendment of FASB Statements No. 133 and 140, or FAS 155. The FAS 155 amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and FASB Statement No. 140, Accounting For Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The FAS 155 resolves issues addressed in Statement 133 Implementation Issue No. DI, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets. The FAS 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of FASB Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends FASB Statement 140 to eliminate the prohibition on a qualifying special-purpose entity’s holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The FAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The FAS 155 is not expected to have any impact on the Company’s financial position or results of operation.

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

	Year ended December 31,
	2003		2004		2005
	Sales	Volume	Sales	Volume	Sales	Volume
	(in millions of U.S.$, except where indicated)
Sales Revenue
Bleached pulp(1)	$567.5	1,231	$849.1	1,639	$829.2	1,639
Unbleached pulp(1)	142.2	367	156.8	362	161.9	355
Sawlogs (net)(2)	16.6	516	32.8	941	51.3	1,457
Pulplogs(2)	5.3	256	3.6	177	7.3	254
Posts(2)	11.1	54	24.5	101	20.9	88
Sawn timber(2)	247.2	1,608	374.1	1,918	425.7	2,136
Flitches(2)	7.3	57	8.0	50	7.7	44
Remanufactured wood products(2)	146.5	299	230.4	344	215.9	370
Chips(2)	0.5	30	0.1	2	7.1	9
Plywood and fiberboard panels(2)	296.9	1,059	373.8	1,107	588.3	1,803
Other	17.0	N/A	21.8	N/A	58.6	N/A

Total sales revenue	$1,458.2		$2,075.1		$2,373.9

Cost of Sales
Forestry labor costs	135.3		168.6		199.3
Timber	184.0		249.3		339.1
Port costs	10.5		14.5		17.3
Freight and other transportation costs	177.1		254.8		311.5
Other costs of sales	275.9		354.3		521.0

Total cost of sales	$782.8		$1,041.6		$1,388.3
Gross margins	46.3%		49.8%		41.5%
Depreciation	112.6		141.3		170.3
Administration and Selling Expenses
Wages and salaries	33.0		45.6		57.0
Other administration and selling expenses	72.9		79.2		123.3

Total selling and administrative expenses	$105.9		$124.8		$180.4

Total operating costs and expenses	$1,001.3		$1,307.7		$1,739.0
Operating margin	31.3%		37.0%		26.7%

(1)	Volumes measured in thousands of metric tons.

(2)	Volumes measured in thousands of cubic meters.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2005

Net Sales

Net sales increased 14.4%, from U.S.$2,075.1 million in 2004 to U.S.$2,373.9 million in 2005, principally as a result of a 57.4% increase in sales of plywood and fiberboard panels, a 13.8% increase in sales of sawn timber and a 56.5% increase in sales of sawlogs, which were partially offset by a 1.5% decrease in sales of pulp and a 6.3% decrease in sales of remanufactured wood products and.

Pulp Sales

Sales revenue of bleached and unbleached pulp decreased 1.5%, from U.S.$1,006.0 million in 2004 to U.S.$991.2 million in 2005, reflecting a 0.3% decrease in sales volume and a 1.2% decrease in average prices. Sales of unbleached pulp increased by 3.2% due to a 5.1% increase in prices, which was partially offset by a 1.8% decrease in sales volume. Sales of bleached pulp decreased by 2.3% due principally to a 2.4% decrease in average prices.

Wood Products Sales

Sales of wood products, including sawn timber, remanufactured products and flitches, increased 6.0%, from U.S.$612.6 million in 2004 to U.S.$649.3 million in 2005, reflecting a 10.2% increase in sales volume and a 3.8% decrease in average prices. Sawn timber sales revenue increased 13.8%, from U.S.$374.1 million in 2004 to U.S.$425.7 million in 2005 due to an increase of 11.3% in sales volume resulting from the start of production at Nueva Aldea Sawmill and a 2.2% increase in average prices. Sales of remanufactured wood products decreased 6.3% from U.S.$230.4 million in 2004 to U.S.$215.9 million in 2005 due to a 13.0% decrease in average prices, which was partially offset by a 7.7% increase in sales volume. The decrease in price of remanufactured products was attributable in large part to an excess of inventories in the U.S., which depressed the average prices.

Plywood and Fiberboard Panels Sales

Sales of plywood and fiberboard panels increased 57.4%, from U.S.$373.8 million in 2004 to U.S.$588.3 million in 2005. This increase was primarily due to a 62.9% increase in sales volume attributable to our panel mill acquisitions in Brazil and Argentina, as well as the commencement of operations of the Nueva Aldea Plywood Mill during the last quarter of 2004. These increases were partially offset by a 3.4% decrease in average prices due to a change in the composition of the product mix offered by our panel division resulting from the introduction of PBO following our acquisitions in Argentina and Brazil and a decrease in sales to the U.S. market attributable to an excess of inventories.

Forestry Sales

Sales revenue from forestry products increased 28.9%, from U.S.$61.7 million in 2004 to U.S.$79.5 million in 2005. This increase is mainly attributable to a 47.5% increase in sales volume, which was partially offset by an 11.6% decrease in nominal prices. Sales revenue of sawlogs increased by 56.5%, mainly the result of a 54.8% increase in sales volume. This increase in overall forestry products sales revenue was partially offset by a 14.8% decrease in sales revenue from posts attributable to a 13.3% decrease in sales volume and a 1.7% decrease in nominal prices. Our sales of forestry products are primarily in the Chilean and Brazilian markets. Such sales are subject to fluctuations in volume and price, which are not cyclical in nature.

Cost of Sales

Cost of sales increased 33.3% from U.S.$1,041.6 million for 2004 to U.S.$1,388.3 million for 2005, primarily due to an increase in the cost of timber that negatively affected the unit cost of pulp, wood products, plywood and fiber panels and forestry products. The increase in the cost of timber was due mainly to an increase the market price of timber and the appreciation of the Chilean peso with respect to the U.S. dollar. Cost of sales were also affected by an increase in sales volume of wood products, plywood and fiber panels and forestry products. These increases were partially offset by a 13.3% decrease in sales volume of posts and a decrease of 11.6% in sales volume of flitches.

Gross Margins

Gross margins decreased from 49.8% for 2004 to 41.5% for 2005, primarily due to the increase in cost of sales attributable to an increase in sales volume, which was partially offset by an increase in consolidated sales.

Depreciation

Depreciation increased 20.5% from U.S.$141.3 million for 2004 to U.S.$170.3 million for 2005, due primarily to a 17.0% increase in pulp industry depreciation expense from U.S.$99.0 million in 2004 to U.S.$115.9 million in 2005 and to a 76.9% increase in the plywood and fiberboard panels industry depreciation expense from

U.S.$15.3 million in 2004 to U.S.$27.0 million in 2005. These increases were principally attributable to the operation of the Valdivia Mill, the commencement of operation of the Nueva Aldea Plywood Mill and the March and October acquisitions of panel mills in Argentina and Brazil.

Selling and Administrative Expenses

Selling and administrative expenses increased 44.5% from U.S.$124.8 million in 2004 to U.S.$180.4 million in 2005, primarily as a result of a 55.7% increase in other administrative and selling expenses attributable to our new operations in Brazil and a 25.1% increase in wages and salaries, which was, in turn, due largely to an increase in the number of employees associated with the commencement of operations of the Nueva Aldea Sawmill and Plywood Mill and our acquisitions in Argentina and Brazil, as well an appreciation in the exchange rate between the U.S. dollar and the local currencies of our principal operating markets that caused increases in the salaries paid to our employees when measured in U.S. dollars. As a percentage of sales revenue, selling and administrative expenses increased from 6.0% during 2004 to 7.6% during 2005.

Income from Operations

Income from operations decreased 17.3% from U.S.$767.3 million in 2004 to U.S.$634.9 million in 2005, primarily as a result of an increase in cost of sales, depreciation and selling and administrative expenses.

Non-Operating Income (Expense)

We recorded a total non-operating expense of U.S.$83.9 million in 2005 compared to an expense of U.S.$41.4 million in 2004, primarily as a result of a 40.7% increase in interest expense and an increase in foreign exchange losses.

Interest Income

Interest income increased from U.S.$25.4 million in 2004 to U.S.$34.5 million in 2005, primarily due to an increase in the average nominal interest rate for our cash balance, time deposits and short-term investment positions.

Other Income (Expense)

We recorded other expense of U.S.$2.2 million in 2005 compared to an expense of U.S.$5.0 million in 2004, due primarily to a decrease in indirect project expenses and an increase in other non-operating income attributable to an increase in insurance indemnity.

Foreign Exchange Gains (Losses)

We recorded foreign exchange losses of U.S.$6.2 million in 2005 compared to a gain of U.S.$16.2 million in 2004, primarily due to a decrease in the value of our euro-denominated investments expressed in U.S. dollars, attributable to a depreciation of the euro against the U.S. dollar, and an appreciation of the Brazilian real against the U.S. dollar that negatively affected our real-denominated liabilities.

Interest Expense

Interest expenses increased 40.7%, from U.S.$78.1 million in 2004 to U.S.$109.9 million in 2005, primarily due to higher levels of indebtedness after the issuance in April 2005 of our 5.625% Notes due in 2015 and the consolidation of debt in connection with our acquisitions in Brazil and Argentina. Interest expenses also increased due to higher interest rates.

Income Taxes

In 2005, we recorded a tax expense of U.S.$113.3 million, compared to an expense of U.S.$139.9 million in 2004. This decrease was principally due to a decrease in taxable income earned in 2005. Our effective tax rate was 21% in 2005 compared to 19% in 2004, primarily due to our acquisitions in Argentina and Brazil, where income tax rates are higher relative to Chilean tax rates.

In accordance with Chilean law, we and each of our subsidiaries compute and pay tax on a separate basis and not on a consolidated basis. At December 31, 2005, our consolidated subsidiaries had an aggregate tax loss carryforwards of U.S.$128.4 million.

Net Income

Our net income decreased by 25.0% from U.S.$592.2 million in 2004 to U.S.$444.3 million in 2005. This decrease was primarily due to the decrease in our operating income, which was partially offset by a decrease in income taxes.

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

Our net cash flow provided by operating activities was U.S.$751.0 million during the year ended December 31, 2005, U.S.$870.5 million during the year ended December 31, 2004 and U.S.$346.5 million during the year ended December 31, 2003. The decrease in cash flow from operating activities in 2005, compared to 2004, was principally due to a 17.3% decrease in operating income, an increase of 24.2% in prepaid expenses and other current and long-term assets and a decrease of 15.6% in short-term investments, partially offset by a 62.7% increase in accrued liabilities and other current and long-term liabilities. The increase in cash flow from operating activities in 2004 as compared to 2003 was principally due to a 67.9% increase in operating income partially offset by a 56.8% increase in receivables.

In accordance with customary practice in the pulp industry, we do not have long-term sales contracts with our customers; rather, we maintain long-standing relationships with our customers pursuant to which we reach agreements from time to time on specific volumes and prices.

We expect our principal capital expenditures for 2006 to include the construction of the second phase of the Nueva Aldea Project, the construction of the Nueva Aldea and Constitución pipelines, as well as the expected acquisition of the forestry assets of Cementos Bío-Bío S.A. See “Item 4. Information on the Company—Capital Expenditures.” For subsequent years, our capital expenditures will depend on the state of the economy in each country where we have operations, as well as market conditions.

We believe that cash flow generated by operations, cash balances, borrowings from commercial banks, export credit agencies and multilateral lending agencies and debt offerings in the domestic and international capital markets, will be sufficient to meet our working capital, debt service and capital expenditure requirements for the foreseeable future.

The following table sets forth certain contractual obligations as of December 31, 2005, and the period in which the contractual obligations come due.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of U.S. dollars)
Contractual obligation
Long-term debt obligations	$3,115.8	$210.8	$681.4	$763.9	$1,459.7
Capital (finance) lease obligations	6.5	1.7	3.5	1.3	0
Operating lease obligations	0	0	0	0	0
Purchase obligations(1)	335.0	263.0	72.0	0	0
Registrant’s balance sheet under GAAP	0	0	0	0	0

Total	$3,457.3	$475.5	$756.9	$765.2	$1,459.7

(1)	Excludes contracts entered into with independent contractors to perform operations on our behalf. Our payment obligations under such contracts are not pre-determined, but rather depend on the performance of certain variables. Accordingly, we cannot quantify our contractual obligations under such contracts.

At December 31, 2005, our short term bank borrowings were U.S.$51.9 million. At December 31, 2004, we did not have any short-term bank borrowings. At December 31, 2003, our short-term bank borrowings were U.S.$1.4 million.

Our total long-term bank, export credit agency and multilateral lending agency debt (including the current portion of such debt) was U.S.$562.6 million at December 31, 2005, of which 96.0% was U.S. dollar-denominated. At December 31, 2005, we also had total capital markets borrowings of U.S.$1,679.1 million, 100% of which was U.S. dollar-denominated. At December 31, 2005, the weighted average maturity of our foreign currency-denominated debt was 5.7 years. The interest rate on our variable rate debt is determined principally by reference to the London inter-bank offered rate (LIBOR), and at December 31, 2005 the average interest rate for our foreign currency-denominated floating rate debt over LIBOR was 0.51%. The average interest rate for our foreign currency-denominated fixed rate debt was 6.82%. These average rates do not reflect the effect of swap agreements and subsequent unwinds effective as of December 31, 2005.

The following are our principal financing activities during 2005:

•	In March 2005, we received a disbursement equal to U.S.$40 million under the five-year revolving credit facility executed in August 2004.

•	We issued U.S.$400 million of our 5.625% Notes due 2015 in the form of Rule 144A notes with registration rights in a private placement in April 2005. Pursuant to the exercise of these registration rights we issued registered notes in an aggregate principal amount of U.S.$399.75 million. Consequently, Rule 144A notes in an aggregate principal amount of U.S.$0.25 million also remain outstanding.

•	In September 2005, we paid the outstanding principal amount of our 6.95% Notes due 2005 in the total amount of U.S.$175 million.

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

We were in compliance with these covenants as of December 31, 2005.

On June 21, 2001, we irrevocably and unconditionally guaranteed as primary obligor the issuance of U.S.$250,000,000 of floating rate trust notes due 2006, by a trustee acting for the benefit of Alto Paraná (the “APSA Notes”) under Argentine Law 24,441. Our guaranty is in favor of the holders of the notes and The Chase Manhattan Bank, as trustee. The APSA Notes had a stated maturity of June 13, 2006. On January 22, 2004, Alto Paraná completed a restructuring of the APSA Notes. The terms of the notes and the guaranty were amended as follows:

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

TREASURY MANAGEMENT

We manage the treasury activities of all of our Chilean subsidiaries on a centralized basis. Our subsidiaries borrow from or lend money to us in accordance with their daily cash requirements or surplus, maintaining their cash balance close to zero. Our policy is not to allow our Chilean subsidiaries to invest in financial instruments and other transactions. We make decisions regarding short-term loans, short-term investments, currency transactions and other transactions on a consolidated basis. Treasury activities are governed by our cash and deposits policy, which is approved by the board of directors. The main principles of our cash and deposits policy are as follows:

•	investments must be in fixed income instruments;

•	we do not invest in stocks;

•	investments must be in instruments from the Chilean Central Bank or from internationally recognized financial institutions; and

•	transactions must be carried out only with banks or bank subsidiaries.

Our Argentine subsidiaries and our recently acquired Brazilian subsidiaries manage their treasury activities independently from us. Their activities are governed by cash and deposit policies that are approved by their chief executive officers. These policies are based on the same principles of our cash and deposits policy.

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

We have also analyzed our exposure to risks associated with fluctuations in prices of commodities, including pulp, but have, thus far, not entered into any material hedging transactions with respect to such risks. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

RESEARCH AND DEVELOPMENT

We spent U.S.$1.7 million in 2003, U.S.$2.0 million in 2004 and U.S.$3.4 million in 2005 on research and development. We conduct our principal research and development programs through Bioforest, which concentrates its efforts on applying and implementing the advanced technology available in the market to the specific characteristics of our forests and mills.

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

We do not have an audit committee or compensation committee.

Our current directors are listed below.

Name	Years as Director	Position	Age
Alberto Etchegaray	12	Chairman	57
José Tomás Guzmán	20	First Vice-Chairman	77
Roberto Angelini(1)	20	Second Vice-Chairman	57
Jorge Andueza	12	Director	57
Anacleto Angelini(1)	20	Director	92
Manuel Bezanilla	20	Director	61
Jorge Bunster	12	Director	53
Carlos Croxatto	20	Director	91
Timothy C. Purcell	1	Director	46

(1)	Anacleto Angelini is the uncle of Roberto Angelini.

Included below are brief biographical descriptions of each of our directors.

Alberto Etchegaray became a Director on April 11, 1994 and became Chairman of the board of directors on January 4, 2005. He is also a partner of Domet Ltda., the Chairman of the board of directors of Invesco Internacional S.A., Salfacorp S.A., Habitaria S.A., Banco del Desarrollo and Isapre Consalud S.A. He served as the Chilean Minister of Housing for four years. Mr. Etchegaray holds a degree in civil engineering from the Catholic University of Chile.

José Tomás Guzmán became a Director on April 30, 1986 and served as Chairman of the board of directors from April 18, 1991 to January 4, 2005, when he voluntarily resigned. He was appointed as First Vice-Chairman of the board of directors on January 27, 2005. He is a partner of the law firm Portaluppi, Guzmán y Bezanilla, is a Vice-Chairman of COPEC, is Chairman of the board of directors of Empresas Copec, Forestal Arauco and Inversiones Siemel S.A., and serves as a member of the boards of directors of Compañía de Seguros de Vida Cruz del Sur S.A., Alto Paraná S.A., Industrias Forestales S.A., Sigma S.A., Servicios Corporativos Sercor S.A., AntarChile and Corpesca S.A. Mr. Guzmán holds a law degree from the Catholic University of Chile.

Roberto Angelini became a Director on April 30, 1986 and served as Vice-Chairman of the board of directors from April 18, 1991 to January 4, 2005, when he voluntarily resigned. He was appointed as Second Vice-Chairman of the board of directors January 27, 2005. He serves as Chairman of the board of directors of COPEC, Corpesca S.A., SouthPacific Korp S.A., Pequera Iquique-Guanaye S.A., Compañía de Seguros de Vida Cruz del Sur S.A., Astilleros Arica S.A. and Servicios Corporativos Sercor S.A. He also serves as a member of the boards of directors of Empresas Copec, Forestal Arauco, Alto Paraná S.A., Industrias Forestales S.A., Empresa Pesquera

Eperva S.A., Inversiones Siemel S.A., AntarChile and Sigma S.A. Mr. Angelini holds a degree in civil engineering from the Catholic University of Chile.

Jorge Andueza became a Director on April 11, 1994. He is also the Chief Executive Officer of AntarChile and serves as a member of the boards of directors of COPEC, Empresa Pesquera Eperva S.A., Corpesca S.A., Compañía de Seguros de Vida Cruz del Sur S.A., Inversiones Siemel S.A., Astilleros Arica S.A., Pesquera Iquique-Guanaye S.A., SouthPacific Korp S.A. and Servicios Corporativos Sercor S.A. Mr. Andueza holds a degree in electronic civil engineering from Federico Santa María Technical University and a master’s degree in business administration from Adolfo Ibáñez University.

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

Carlos Croxatto became a Director on April 30, 1986. He also serves as a member of the boards of directors of Empresas Copec, COPEC, Puerto Lirquén S.A., Forestal Arauco, Alto Paraná S.A., Industrias Forestales, S.A., Servicios Corporativos Sercor S.A. and Empresa Pesquera Eperva S.A. Mr. Croxatto holds a degree in civil engineering from the University of Chile.

Timothy C. Purcell became a director on April 26, 2005. He is also Managing Partner of JP Morgan Partners Latin America LP. Mr. Purcell currently serves as a member of the boards of directors of Compañía de Seguros de Vida Cruz del Sur S.A., Cruz del Sur Administradora General de Fondos S.A., Grupo Industrial Convermex, Metronet S.A. de C.V., BOPP Holdings, and Parque Arauco S.A. He is also a Trustee of International House in New York. Mr. Purcell received an undergraduate degree with distinction in Economics from Cornell University, as well as a Masters Degree in International Studies from the University of Pennsylvania and a master’s degree in business (MBA) from Wharton Business School.

Executive Officers

Our executive officers are appointed by the board of directors and hold office at its discretion. In June 2005, Alejandro Pérez, our President and Chief Executive Officer, and Pablo Daud, our Environmental Managing Director, resigned from their positions. Our board of directors appointed Matías Domeyko, who served as our Chief Financial Officer, to replace Mr. Pérez and Andrés Camaño has been appointed as our Environmental Managing Director. On June 22, 2005, Gianfranco Truffello was appointed as Chief Financial Officer, and Robinson Tajmuch was appointed as Chief Accounting Officer.

Our current principal executive officers and the directors of each area or department are listed below.

Name	Years with Arauco	Position	Age
Matías Domeyko(1)	17	President and Chief Executive Officer	44
Gianfranco Truffello	11	Chief Financial Officer	38
Robinson Tajmuch	15	Chief Accounting Officer	49
Hernán Arriagada	15	Engineering and Construction Director	58
Franco Bozzalla	16	Panels Area Managing Director	43
Jorge Garnham	29	Woodpulp Area Managing Director	52
Cristián Infante	11	Argentina Managing Director	39
Pablo Mainardi	4	Brazil Managing Director	39
Charles Kimber	20	Corporate Affairs & Marketing Director	44
Antonio Luque	14	Sawn Timber Area Managing Director	49
Alvaro Saavedra	14	Forestry Area Managing Director	50
Mario Urrutia(2)	12	Nueva Aldea Project Director	58

(1)	Matías Domeyko worked at Arauco from 1987 to 1994. He rejoined Arauco in 1997.

(2)	Mario Urrutia worked at Arauco from 1989 to 1991 and from 1995 to 1998. He rejoined Arauco in 2002.

Included below are brief biographical descriptions of each of our executive officers and the directors of each area or department.

Matías Domeyko became President and Chief Executive Officer of Arauco on June 8, 2005. Mr. Domeyko is also a member of the board of directors of Puerto Lirquén S.A. He worked at Arauco from 1987 to 1994. He rejoined in 1997 and served as our Chief Financial Officer until 2005. He previously served as the Director of Development of Copec. Mr. Domeyko holds a degree in commercial engineering from the University of Chile.

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

Jorge Garnham is the Woodpulp Area Managing Director of Arauco. He joined Arauco in 1978. He was formerly the Managing Director of Alto Paraná, Chief Accounting Officer and Manager of Forestry Sales of Arauco. Mr. Garnham holds a degree in civil engineering from the Catholic University of Chile.

Cristián Infante is the Argentina Managing Director. He joined Arauco in 1996 as a woodpulp sales representative, where he worked for two years. In 1998, Mr. Infante was appointed sales manager for industrial lumber and remanufactured products of Forestal Arauco, where he worked until 1999, at which time he moved to Centromaderas S.A., where he worked for two years. Mr. Infante holds a degree in civil engineering from the Catholic University of Chile.

Pablo Mainardi is the Brazil Managing Director. He joined Arauco in 2002 as Chief Financial Officer of Alto Paraná S.A., where he worked for three years. Mr. Mainardi holds a degree in industrial engineering from the University of Buenos Aires in Argentina and a masters degree in business administration from CEMA in Argentina.

Charles Kimber is the Corporate Affairs & Marketing Director of Arauco. Mr. Kimber also supervises the Environmental Area Managing Director, Andrés Camaño. He graduated from the Catholic University of Chile with a degree in Commercial Engineering and joined Arauco in 1986, where he has held several positions in sales. He was previously Managing Director of Arauco Wood Products Inc.

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

Compensation

For 2005, the aggregate compensation of all our directors and executive officers and senior managers paid or accrued in that year for services in all capacities, including salaries and compensation for their service to those executive officers who serve as directors, was approximately U.S.$14.4 million. We do not maintain any pension or retirement programs or incentive compensation plans for our directors or executive officers. We also do not maintain any plans providing for benefits upon termination of employment. The following table sets out the compensation of our directors for their services as directors in the years provided.

	2004		2005
Roberto Angelini(1)	U.S.$	180,603	U.S.$	201,097
José Tomás Guzmán		144,931		114,475
Carlos Croxatto		66,114		78,220
Alejandro Pérez(2)		61,802		38,041
Manuel Bezanilla		40,444		58,649
Anacleto Angelini		20,222		22,658
Jorge Andueza		20,222		22,658
Jorge Bunster		20,222		22,658
Alberto Etchegaray		20,222		67,973
Felipe Lamarca		20,222		5,383
Juan Cambiaso		22,044		18,000
Antonio Luque		15,909		17,610
Matías Domeyko		15,881		54,752
René Katz		8,362		8,164
Manfred Mayer		8,362		8,164
Jorge Garnham		7,546		13,906
Eduardo Zañartu		7,546		9,447
Alvaro Saavedra		15,915		17,610
Franco Bozzalla		7,546		22,780
Cristián Infante		—		13,333
Charles Kimber		6,223		13,126
Timothy C. Purcell		—		15,482

Total compensation	U.S.$	710,338	U.S.$	844,186

(1)	Includes all compensation paid to Mr. Angelini.

(2)	Alejandro Pérez resigned as our President and Chief Executive Officer on June 8, 2005.

Employees

The following table provides a breakdown of our employees by main category of activity as of the end of each year in the three-year period ended December 31, 2005.

	As of December 31,
	2003	2004	2005
Pulp mill employees	1,545	1,739	1,812
Other industrial employees	1,676	2,172	3,432
Forestry employees	438	478	527
Administrative employees	325	339	414

Total(1)	3,984	4,728	6,185

(1)	In March 2005, we acquired Brazilian subsidiaries, which employ more than 530 people.

In addition, as of December 31, 2005, we had contracts with approximately 917 contractors, who employed approximately 30,735 employees. Contractors that are not affiliated with us or with each other operate our 12 sawmills and 5 remanufacturing facilities in Chile. The 12 independent contractors that operate our Chilean sawmills employed 3,807 employees at December 31, 2005 and the 5 independent contractors that operate our Chilean remanufacturing facilities employed 2,299 employees at December 31, 2005.

Under current Chilean labor legislation, we are secondarily liable for the payment of labor and the social security obligations owed to employees of our contractors. The Chilean legislature is currently considering proposed legislation that, if signed into law, would enable an employee of a contractor to bring a claim relating to these obligations against both the contractor and the party hiring such contractor, although the contractor would remain primarily liable for such obligations.

Approximately 15.9% of our employees were unionized at December 31, 2005, as compared to 18.6% at December 31, 2004. We negotiate collective bargaining agreements of two or three years’ duration with unionized employees.

Our Chilean operations have not experienced any strikes in the last five years and we consider our relations with our employees to be good. In June 2002, we experienced a one-day strike at the Puerto Esperanza Mill in Argentina. That strike did not materially affect mill operations, and management considers relations with our employees in Argentina to be satisfactory. During the last five years, there have been no strikes at our recently acquired Brazilian subsidiaries.

SHARE OWNERSHIP

Our director, Anacleto Angelini, owns 21.3% of Inversiones Angelini y Compañía Limitada, or Inversiones Angelini, which is the principal shareholder of AntarChile. He directly owns 0.9% of AntarChile. Through his direct and indirect interests in Inversiones Angelini, AntarChile and Empresas Copec, Anacleto Angelini beneficially owns 8.1% of our shares.

Our Second Vice-Chairman, Roberto Angelini, owns 12.2% of Inversiones Angelini. He directly owns 0.2% of AntarChile. Through his direct and indirect interests in Inversiones Angelini, AntarChile and Empresas Copec, Roberto Angelini beneficially owns 4.5% of our shares.

Our First Vice-Chairman, José Tomás Guzmán, owns 1.9% of Inversiones Angelini. Directly and indirectly through Agroforestal e Inversiones Maihue S.A., he owns 2.9% of AntarChile and 0.1% of Empresas Copec. Through his interests in Inversiones Angelini, AntarChile and Empresas Copec, José Tomás Guzmán beneficially owns 2.5% of our shares.

None of our other directors or executive officers beneficially owns 1% or more of our shares.

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Our only outstanding voting securities are shares of common stock of a single series, without nominal (par) value. The following table sets forth certain information concerning ownership of our common stock, as of June 22, 2006, with respect to each shareholder known by us to own more than 5% of the outstanding shares of our common stock and all of our directors and executive officers, as a group.

	Number of Shares Owned	Percentage Ownership
Empresas Copec	113,127,452	99.98%
Directors and executive officers of the Company, as a group	—	—

Through its ownership of our Common Stock, Empresas Copec currently has voting control over us.

Empresas Copec is a Chilean public company listed on the Santiago Stock Exchange, the Valparaíso Stock Exchange and the Chilean Electronic Stock Exchange. It is a holding company, the principal interests of which are in Arauco, gasoline distribution, retailing, electricity, gas distribution and fishing. Before October 1, 2003, Empresas Copec’s legal name was Compañía de Petróleos de Chile S.A. As of that date, Compañía de Petróleos de Chile S.A. transferred all its gasoline- and fuel-related business assets to a new subsidiary, Compañía de Petróleos de Chile COPEC S.A., which we call COPEC, and changed its legal name to Empresas Copec S.A. At December 31, 2004, AntarChile owned 60.1% of Empresas Copec. In May 2005, AntarChile purchased 3.1 million shares of COPEC, increasing its ownership to 60.4% of Empresas Copec. At December 31, 2005, AntarChile owned 60.7% of Empresas Copec.

Through its ownership in Empresas Copec, AntarChile beneficially owned 60.7% of our shares at December 31, 2005. As of May 31, 2006, AntarChile beneficially owns 60.8% of our shares.

In turn, at May 31, 2006, the Angelini Group beneficially owned 70.6% of AntarChile. The Angelini Group is a group of investors headed by Anacleto Angelini, one of our directors. Through its ownership of AntarChile, the Angelini Group beneficially owned 60.8% of our shares at June 22, 2006.

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

Our transactions with affiliates include the following:

•	We purchase goods and services that may also be provided by other suppliers. Among the most significant are our fuel purchases from COPEC, a subsidiary of Empresas Copec, our majority shareholder;

•	We obtain insurance for all of our Chilean forest holdings, production plants, facilities and equipment from Cruz del Sur, a Chilean insurance company which was controlled by the Angelini Group until November 2005 (See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions”); and

•	We obtain legal services from Portaluppi, Guzmán y Bezanilla, a law firm of which two of our directors, José Tomás Guzmán and Manuel Bezanilla, are partners.

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

See “Item 18—Financial Statements.”

EXPORT SALES

Export sales constituted approximately 78.2% of our sales revenue for the year ended December 31, 2005. Our total export sales revenue for 2005 was U.S.$1,857 million. Our principal overseas markets are North America, Asia and Western Europe. See “Item 4. Information on the Company—Description of Business—Domestic and Export Sales.”

LEGAL PROCEEDINGS

We have been and continue to be subject to environmental proceedings related to allegations by the Chilean environmental regulators and private parties. We are subject to certain other legal proceedings arising from the ordinary course of our business. See Note 12 to our audited consolidated financial statements.

Since the end of 2004, various criminal proceedings relating to alleged violations of several environmental laws have been instituted in Chile in which some of our mills may be involved. We cannot predict the outcome or impact of these proceedings or when they may be resolved. While we are not a defendant in any of these proceedings and Chilean law provides that only individuals can be convicted in criminal actions, as a consequence of these proceedings, certain measures may be taken that could materially and adversely affect our business or operations. See “Item 8. Financial Information—Legal Proceedings.” See “Item 3. Key Information—Risk Factors—Risks Relating to Arauco and the Forestry Industry—We are subject to legal proceedings related to our mills, which could adversely affect our business, financial condition and results of operations.”

Valdivia Mill

On January 18, 2005, the COREMA for the Tenth Region of Chile initiated an administrative proceeding against the Valdivia Mill, claiming that there were several differences between the project as approved by CONAMA in 1998 and the constructed mill. In connection with this proceeding and based on recent legislation, Administrative Proceedings Law No. 19,880, the COREMA for the Tenth Region of Chile ordered suspension of production at the Valdivia Mill as an interim preventive measure. To achieve prompt resolution of the matter, we accepted, among other things, an annual production capacity of 550,000 tons, including daily maximum requirements, and agreed to be reviewed under the Environmental Impact Evaluation System before increasing production capacity beyond that limit. As a result, the COREMA for the Tenth Region of Chile lifted its suspension order on February 17, 2005, and we recommenced operations at the Valdivia Mill promptly thereafter. On March 18, 2005, the COREMA for the Tenth Region of Chile terminated the administrative proceeding against us and imposed a fine of approximately U.S.$77,000. We have determined that the suspension of operations at the Valdivia Mill resulted in a loss of sales of approximately U.S.$1,000,000 per day and a loss of profit of approximately U.S.$250,000 per day.

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

The COREMA for the Tenth Region of Chile evaluated claims against the Valdivia Mill regarding the migration and death of black-neck swans, whose habitat in the nearby Carlos Anwandter Nature Sanctuary is downstream from the mill on the Cruces River. There have been allegations of a causal connection between the migration and death of black-neck swans and the operations at the mill, and in a study dated April 18, 2005, researchers at the Austral University in Valdivia concluded that wastewater discharges from the mill had significantly altered the quality of the Cruces River, contributing to the death and migration of a large population of the black-necked swans.

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

On June 8, 2005, we voluntarily suspended operations at the Valdivia Mill which we estimate resulted in a loss of sales of approximately U.S.$1.0 million per day and a loss of profits of approximately U.S.$250,000 per day. Pursuant to the decision of our board of directors based on certain clarifications provided by the COREMA of the Tenth Region of Chile, the mill resumed operations on August 12, 2005 at a reduced annual production of 440,000 metric tons or 80% of its authorized production capacity, after 64 days of suspended operations. In order to achieve the full production capacity authorized by applicable permits (equal to 550,000 metric tons of wood pulp per year), the pulp mill would have to comply with certain new requirements established by the COREMA of the Tenth Region of Chile including modifications to the effluents’ parameters (including, among others, aluminum, sulfate, nitrogen and chlorate). In March 2006, Knight Piesold, an independent environmental auditing firm appointed by the COREMA of the Tenth Region of Chile, officially determined that the Valdivia Mill had complied with the applicable requirements. As a result, we are currently taking steps to resume full production capacity. The suspension of operations at the Valdivia Mill adversely affected our business, financial condition and results of operations. Any future suspension of operations at Valdivia or at any other of our operating plants can be expected to have similar adverse effects. We offer no assurance that the Valdivia Mill will be able to operate without further interruption or that it will resume operations at full capacity notwithstanding our compliance with the new requirements imposed by the COREMA are fulfilled. See “Item 4. Information on the Company—Description of Business—Pulp—Pulp mills—Chile—Valdivia Mill.”

Nueva Aldea

In January 2001, we obtained environmental approval for the Nueva Aldea Project that included the construction of a pulp mill with annual production capacity of 550,000 metric tons. After obtaining approval, we determined that we could increase the annual production capacity of the mill to 856,000 tons without an additional environmental impact study. The COREMA for the Eighth Region of Chile determined that it was necessary to formally review the difference in capacity before we proceeded with construction, and in August 2004, we submitted a new environmental impact study that considered the higher capacity. In September 2004, while this new study was under consideration, we began construction of the pulp mill according to the parameters approved in 2001. The COREMA for the Eighth Region of Chile disagreed with our decision and, on January 12, 2005, initiated an administrative proceeding and ordered suspension of construction of the mill until the new environmental impact study was reviewed and approved.

On March 10, 2005, the COREMA for the Eighth Region of Chile unanimously approved the new study and expressly authorized construction of the mill with installed annual capacity of 856,000 metric tons. We promptly resumed the construction of the pulp mill. The COREMA for the Eighth Region of Chile’s new approval requires that, in the future, we submit a new environmental impact study of the discharge of wastewater through a pipeline into the sea. On February 20, 2006, the COREMA of the Eighth Region of Chile approved this new environmental impact study. See note 12 to our audited consolidated financial statements as of December 31, 2005.

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

In accordance with a resolution adopted by our board of directors on November 22, 2005, we approved an interim dividend for 2005, which was distributed on December 14, 2005. On April 26, 2006, our shareholders approved a final dividend for 2005, which was distributed on May 10, 2006. In the aggregate, dividends distributed equaled 40% of our consolidated net income for 2005, on a Chilean GAAP basis.

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

ARTICLES OF INCORPORATION AND BY-LAWS

Organization and Registration

We are a public corporation (sociedad anónima abierta) organized in Chile under the laws of Chile and registered on August 18, 1971, by resolution 300-S of the Chilean Securities Commission and recorded in the Santiago Commercial Register of 1971 on page 6433 under entry number 2994 and on page 6431 under entry number 2993. Notice was published in the Official Gazette on September 4, 1971.

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

Special shareholders’ meetings may be held at any time required by corporate needs to consider any matter that the law or our by-laws require to be considered at a general shareholders’ meeting. Our by-laws require the meeting notice to disclose any matters to be discussed at a special shareholders’ meeting. According to the by-laws, the following matters must be considered at special shareholders’ meetings:

•	dissolution;

•	transformation, merger or division and the amendment of our by-laws;

•	the issue of bonds or debentures convertible into shares;

•	the disposal of our fixed assets and liabilities or of all of our assets; and

•	the grant of real or personal guarantees to secure obligations of third parties, unless they are subsidiaries, in which case the approval of the board of directors will be sufficient.

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

The Central Bank Act empowers the Central Bank to determine which types of foreign exchange operations must be carried out in the Formal Exchange Market rather than the Informal Exchange Market (Mercado Cambiario Informal). The Central Bank has ruled that certain foreign exchange transactions, including those attendant to foreign investments and bond issuances, may be effected only in the Formal Exchange Market. The Central Bank may also impose restrictions on foreign exchange operations that are conducted or are required to be conducted in the Formal Exchange Market. These restrictions may include the requirement of prior authorization from the Central Bank, the imposition of reserve requirements and the limitation of foreign exchange operations that may be conducted by the entities that participate in the Formal Exchange Market.

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

Debt securities issued directly by us

In accordance with regulations issued by the Central Bank, which were included in the new Chapter XIV of the Compendium, effective March 1, 2002, as amended, any international issue of bonds in an aggregate amount exceeding U.S.$10,000 must be registered and dated by the Central Bank or by a bank or other entity authorized by the Central Bank to participate in the Formal Exchange Market before the proceeds from the issuance can be remitted to Chile and received by the issuer or simultaneously with the remittance into Chile of such proceeds. The issuer must submit forms regarding the offering to the registering entity or directly to the Central Bank, along with a letter of instructions indicating whether it prefers to receive the proceeds in Chilean pesos or in a foreign currency. If presented through a Formal Exchange Market entity, such entity must, in turn, verify that the forms submitted by the issuer are in accordance with the documentation relating to the issue and inform the Central Bank of the operation no later than 11:00 a.m. on the banking business day following the date on which the proceeds of the issue are transferred to the issuer.

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

The issue of our securities directly by us was subject to stamp tax, which we paid. The issue of our securities through our Panamanian agency was not subject to stamp tax.

United States Taxation

This summary of certain United States federal income tax considerations deals principally with United States Holders that acquire our securities as part of the initial offering of our securities and will hold our securities as capital assets and whose functional currency is the United States dollar. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular investor’s decision to purchase our securities and generally does not address the tax treatment of United States Holders that may be subject to special tax rules, such as banks, financial institutions, tax-exempt entities, regulated investment companies, real estate investment trusts, insurance companies, dealers in securities or currencies, traders in securities electing to mark to market, certain short-term holders of our securities, persons that will hold our securities as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction, persons that own (or are deemed to own for United States tax purposes) 10% or more of our voting stock or persons that are not United States Holders. United States Holders should be aware that the U.S. federal income tax consequences of holding our securities may be materially different for investors described in the previous sentence, including as a result of certain laws applicable to investors with short holding periods or that engage in hedging transactions.

As used under this section “United States Taxation,” the term “United States Holder” means a beneficial owner of a Note that is a citizen or resident of the United States or a United States domestic corporation or that otherwise is subject to United States federal income taxation on a net income basis in respect of our securities.

Taxation of Interest and Additional Amounts

A United States Holder will treat the gross amount of interest and Additional Amounts (i.e., without reduction for Chilean Interest Withholding Tax, determined utilizing the 4.0% Chilean Interest Withholding Tax rate applicable to all United States Holders of our securities) as ordinary interest income in respect of our securities at the time that such payments are accrued or are received, in accordance with the United States Holder’s method of tax accounting. Any Chilean Interest Withholding Tax paid will be treated as foreign income taxes eligible for credit against such United States Holder’s United States federal income tax liability, subject to generally applicable limitations and conditions, or, at the election of such United States Holder, for deduction in computing such United States Holder’s taxable income. Interest and Additional Amounts will constitute income from sources outside the United States for foreign tax credit purposes. Such income generally will constitute “passive income.” Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities and may not be allowed for withholding taxes imposed in respect of arrangements in which a United States Holder’s expected economic profit is insubstantial. United States Holders should consult their own advisors concerning the implications of these rules in light of their particular circumstances.

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

DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials, including this Annual Report and the exhibits thereto, may be inspected and copied at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the materials may be obtained from the Public Reference Room at the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the Commission maintains an Internet website at http://www.sec.gov, from which these materials may be electronically accessed. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330.

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

INTEREST RATE RISK

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2005, we had outstanding approximately U.S.$2,242 million of indebtedness excluding accrued interest, of which approximately 75.2% bore interest at fixed interest rates and approximately 24.8% bore interest at floating rates of interest. All of the indebtedness was denominated in U.S. dollars as of that date. The interest rate on our variable rate debt is determined principally by reference to LIBOR.

The following table summarizes our long-term debt obligations, including 2006 maturities, at December 31, 2005 that are sensitive to changes in interest rates. The table presents the aggregate principal amount of each category of indebtedness maturing in each year, at the weighted average interest rate for each category of indebtedness. Average interest rates for liabilities are calculated based on the prevailing interest rate for each loan at December 31, 2005.

	As of December 31, 2005
	Average Interest Rate(1)	Expected contractual maturity date						Total Long Term Debt	Fair Value(2)
		2006	2007	2008	2009	2010	There- after
	(U.S.$ equivalent in millions)
Long-Term Interest Bearing Debt
Fixed Rate
(U.S.$-denominated)	6.82%	7.8	100.0	—	100.0	270.5	1,212.0	1,690.3	1,786.8
Variable Rate
(U.S.$-denominated)	LIBOR + 0.46%	55.7	109.1	188.7	169.2	5.5	4.3	532.5	532.5
(R.$-denominated)		0.2	13.2	0.2	0.1	—	—	13.7	13.7
(Euro-denominated)	LIBOR + 3.95%	1.9	2.6	1.9	2.1	0.2	—	8.6	8.6

(1)	Average interest rate means, for variable rate debt, the weighted average prevailing interest rate at December 31, 2005, on our variable rate debt, and for fixed rate debt, the weighted average prevailing interest rate at December 31, 2005, on our fixed rate debt.

(2)	These figures were calculated based on the discounted value of future cash flows expected to be received or paid, considering current discount rates that reflect the different risks involved. See Note 10 to our audited consolidated financial statements.

FOREIGN CURRENCY RISK

Our principal exchange rate risk involves changes in the value of the euro, the Chilean peso and, to a lesser extent, the Argentine peso and the Brazilian real relative to the dollar. We generally believe that our foreign currency exposure is not material to our net income. In 2005, substantially all of our consolidated revenues were denominated in or indexed to foreign currencies. We estimate that a majority of our consolidated costs and expenses are denominated in dollars. As of December 31, 2005:

•	A significant portion of our accounts receivable were denominated in U.S. dollars;

•	59.7% of our short-term investments were denominated in U.S. dollars and 40.2% were denominated in euros, with the balance in Chilean pesos;

•	substantially all of our indebtedness was denominated in U.S. dollars; and

•	a significant portion of our consolidated total assets was denominated in U.S. dollars.

Substantially all of our foreign currency-denominated revenues, costs and expenses, receivables and indebtedness are denominated in U.S. dollars. As of December 31, 2005, all of our long-term debt was denominated in U.S. dollars. Accordingly, variations in the value of the Chilean peso relative to the dollar will not have a significant effect in the cost in dollars of our foreign debt service obligations.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Accounting Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as of December 31, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Accounting Officer concluded that the disclosure controls and procedures, as of December 31, 2005, were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

There has been no change in our internal control over financial reporting during 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

We do not have an audit committee. Accordingly, certain rules under the U.S. federal securities laws that would otherwise apply to the audit committee apply to our board of directors as a whole. We believe that the members of our board of directors have sufficient financial and other experience to perform their responsibilities under these rules. Our board of directors has determined that Timothy C. Purcell qualifies as an “audit committee financial expert” within the meaning of Item 16A of Form 20-F. Our board of directors has determined that Timothy C. Purcell is independent as that term is defined in Rule 10A-3 under the Exchange Act. For a description of Mr. Purcell’s professional experience, see “Item 6. Directors, Senior Management and Employees—Directors and Executive Officers.”

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, during the fiscal years ended December 31, 2004 and 2005.

	Year ended December 31,
	2004	2005
	(U.S.$ in thousands)
Audit fees	$599	$924
Audit-related fees	85	213
Tax fees	37	225
Other fees	5	11

Total fees	$726	$1,373

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

Tax fees in the above table are fees billed by PricewaterhouseCoopers associated with the issuance of certificates for tax and legal compliance purposes in Mexico and Argentina; tax consultation on the impact of debt restructured by our subsidiaries in Argentina and Brazil; and tax consultation in the United States.

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

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

By:	/s/ Matías Domeyko
Matías Domeyko Chief Executive Officer

Date: June 30, 2006

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2005

ThU.S.$ - Thousands of United States dollars

Ch$ - Chilean pesos

PricewaterhouseCoopers RUT: 81.513.400-1 Santiago de Chile Av. Andrés Bello 2711-Torre Costanera Las Condes Teléfono [56] (2) 940 0000

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Celulosa Arauco y Constitución S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of Celulosa Arauco y Constitución S.A. and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule included under Exhibit 15.1 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Santiago, Chile.

June 28, 2006

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

	At December 31,
	2005	2004
	(U.S.$ in thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents 1d)	$25,958	$24,483
Time deposits	32,276	40,213
Short-term investments 1e)	280,276	332,126
Trade receivables – net	371,791	355,064
Other receivables – net (2)	96,327	57,175
Inventories 1f), (3)	363,670	281,953
Prepaid expenses and other current assets (4)	108,788	85,489

Total current assets	1,279,086	1,176,503

LONG-TERM ASSETS:
Forest 1g)	1,549,903	1,412,488
Property, plant and equipment – net 1h), (5)	3,087,900	2,524,428
Investments in affiliates	91,361	68,101
Goodwill, net of amortization 1n)	23,065	23,668
Other long-term assets	82,704	68,678

Total long-term assets	4,834,933	4,097,363

Total assets	$6,114,019	$5,273,866

Notes to the financial statements are an integral part of these financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

	At December 31,
	2005	2004
	(U.S.$ in thousands)
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term debt	$113,360	$—
Current portion of long-term notes	65,534	414
Current portion of long-term bonds 1p)	—	174,976
Accounts payable (6)	286,337	300,682
Accrued liabilities and other current liabilities (7)	110,960	83,701

Total current liabilities	576,191	559,773

LONG-TERM LIABILITIES:
Long-term notes (8)	497,078	451,606
Long-term bonds 1p) (8)	1,679,136	1,280,749
Deferred income taxes (9)	197,240	165,432
Other long-term liabilities	61,356	22,192

Total long-term liabilities	2,434,810	1,919,979

MINORITY INTEREST	12,900	6,847

STOCKHOLDERS’ EQUITY:
Common stock (nominal par value, 113,152,446 shares authorized and issued)	—	—
Paid-in capital	363,833	363,833
Retained earnings	2,695,448	2,423,434
Accumulated other comprehensive income	30,837	—

Total stockholders’ equity	3,090,118	2,787,267

Total liabilities and stockholders’ equity	$6,114,019	$5,273,866

Notes to the financial statements are an integral part of these financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated Statements of Income and Comprehensive Income

	Year Ended December 31,
	2005	2004	2003
	(U.S.$ in thousands)
Net sales	$2,373,907	$2,075,052	$1,458,220
Operating costs and expenses:
Cost of sales	(1,388,322)	(1,041,590)	(782,793)
Depreciation (13)	(170,291)	(141,329)	(112,636)
Selling and administrative	(180,355)	(124,784)	(105,897)

Total operating costs and expenses	(1,738,968)	(1,307,703)	(1,001,326)

Income from operations	634,939	767, 349	456,894

Non-operating income (expense):
Interest income	34,487	25,431	30,051
Other income gains (losses)	(2,225)	(4,990)	1,570
Foreign exchange gains (losses)	(6,249)	16,227	52,353
Interest expense	(109,886)	(78,109)	(46,629)

Total non-operating income (expense)	(83,873)	(41,441)	37,345

Income before taxes, minority interest and equity in earnings of unconsolidated affiliates	551,066	725,908	494,239
Provision for income taxes (9)	(113,328)	(139,899)	(80,574)
Minority interest in consolidated subsidiaries	(72)	(321)	(199)
Equity in earnings of unconsolidated affiliates	6,682	6,473	6,001

Net income	$444,348	$592,161	$419,467

Other comprehensive income
Foreign currency translation adjustment	30,387	—	—

Comprehensive income	$474,735	$592,161	$419,467

Notes to the financial statements are an integral part of these financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2005	2004	2003
	(U.S.$ in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$444,348	$592,161	$419,467
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	173,509	144,547	114,378
Minority interest in net income of consolidated subsidiaries	72	321	199
Earnings of unconsolidated affiliates	(6,682)	(6,473)	(6,001)
Deferred income taxes	10,730	15,592	23,782
Allowance for doubtful accounts	(628)	2,652	4,360
(Gain) loss on sale of fixed assets	(590)	2,206	258
Investments and proceeds in trading securities	59,787	150,454	(172,510)
Decrease (increase) in receivables	29,760	(131,246)	(44,759)
Decrease (increase) in inventories	(52,836)	(45,790)	(33,074)
Decrease (increase) in other assets	(37,264)	79,540	305
Increase in accounts payable	64,323	44,260	16,709
Increase in other liabilities	66,423	22,299	23,399

Net cash provided by operating activities	750,952	870,523	346,513

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment and forest	(631,480)	(743,247)	(503,233)
Proceeds from sales of property, plant and equipment	1,893	2,860	1,528
Investment in related companies	(237,397)	(6,691)	(61,169)
Dividends received from related companies	1,846	1,399	1,101

Net cash used in investing activities	(865,138)	(745,679)	(561,773)

CASH FLOWS FROM FINANCING ACTIVITIES
Bonds issued	400,000	—	300,000
Bank borrowings	372,230	307,697	182,291
Debt issue costs	(3,710)	(77)	(2,411)
Payment of notes and bond principal	(445,135)	(259,869)	(152,586)
Dividends paid	(207,724)	(175,387)	(133,906)

Net cash provided by (used in) financing activities	115,661	(127,636)	193,388

Net increase (decrease) in cash and cash equivalents	1,475	(2,792)	(21,872)
Cash and cash equivalents at beginning of year	24,483	27,275	49,147

Cash and cash equivalents at end of year	$25,958	$24,483	$27,275

Notes to the financial statements are an integral part of these financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

	Year Ended December 31,
	2005	2004	2003
	(Dollar and Share Amounts in Thousands, Except Per Share Amounts)
Common Stock	—	—	—
Nominal par value
(113,152, 446 shares authorized and issued at December 31, 2005, 2004, and 2003)
Paid in capital
Balance at beginning of year	$363,833	$363,833	$363,833
Balance at end of year	363,833	363,833	363,833

Retained earnings
Balance at beginning of year	2,423,434	2,057,168	1,793,832
Net income	444,348	592,161	419,467
Dividends	(172,334)	(225,895)	(156,131)
Balance at end of year	2,695,448	2,423,434	2,057,168

Accumulated other comprehensive income
Foreign currency translation adjustments	30,837	—	—

Total stockholders’ equity	$3,090,118	$2,787,267	$2,421,001

Notes to the financial statements are an integral part of these financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Nature of operations

Celulosa Arauco y Constitución S.A., a Chilean corporation (“the Company”), and its subsidiaries (the Company, together with its subsidiaries, “Arauco”) are principally engaged in the production of pulp, forestry and wood products, and the management of their forestry assets. Arauco owns and operates facilities in Chile, Argentina, Brazil and Uruguay and has customers throughout the world including Asia, Europe, North America and Central and South America.

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

The consolidated financial statements include the accounts of the Company and all majority owned subsidiaries in which the Company has voting control. Investments in affiliates, companies in which the Company owned from 20% to 50% of the shares, (directly or indirectly), and therefore exercises significant influence, but which it does not control, are accounted for under the equity method. The Company’s share of earnings of such investments is shown in the income statement under the heading “Equity in earnings of unconsolidated affiliates”.

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

Arauco’s short-term investments consist primarily of investments in mutual fund units, which are classified as trading securities. These short-term investments are recorded at fair value with unrealized holding gains and losses included in earnings. Net unrealized holding gains included in net earnings amounted to U.S.$9.7 million, U.S.$6.0 million and U.S.$6.9 million for the years ended December 31, 2005, 2004, and 2003, respectively.

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

Depletion, or costs attributed to timber harvested is determined by each identifiable farm block that is in the harvesting stage based on the relationship of unamortized timber costs to the estimated volume of recoverable timber multiplied by the amount of timber cut. The estimated volume of recoverable timber is determined using statistical information and other data related to growth rates and yields gathered from physical observations, models and other information gathering techniques. Changes in yields are generally due to adjustments in growth rates and similar matters and are accounted for prospectively as changes in estimates. The cost of timber harvested is included in the carrying values of raw material and product inventories and in the cost of products sold as these inventories are sold to third parties.

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

Arauco uses the asset and liability method of accounting for income taxes. Under this method, the provision for income taxes includes amounts currently payable and amounts deferred as tax assets and liabilities, based on differences between the financial statement carrying amounts and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance which is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

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

l)	Allowance for doubtful accounts and trade receivables

Arauco provides an allowance for doubtful accounts based on a review of the specific receivables. As of December 31, 2005 and 2004, no single customer accounted for more than 10% of the outstanding balance of accounts receivable. At December 31, 2005 and 2004, the balance in the allowance account for receivables was U.S.$10.7 million and U.S.$11.2 million, respectively.

The trade receivables at December 31, 2005, include restricted receivables amounting to U.S.$61,415 thousand that secure the payment of short-term debt.

m)	Currency translation

The functional currency of the Company and its subsidiaries, except for Brazilian subsidiaries, is the U.S. dollar. The Company has subsidiaries that maintain their records in local currencies. Because the U.S. dollar is the functional currency, subsidiaries that maintain their records in local currency remeasure their financial statements into U.S. dollars using the historical exchange rates for non-monetary assets and liabilities and shareholders’ equity accounts. For monetary assets and liabilities, the year-end exchange rate prevailing on December 31 of each year is used. The income statement amounts are remeasured into U.S. dollars at a weighted average exchange rate for the year. Re-measurement gains or losses are recorded in foreign exchange gains (losses) in the income statement.

In the case of Brazilian subsidiaries, the local currency is the functional currency. As such, assets and liabilities are translated using the exchange rates in effect at the balance sheet date. Income and expenses are translated at the average exchange rates during the year. Translation gains and losses not reflected in earnings are reported in accumulated other comprehensive net income in stockholders’ equity.

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

Bonds are shown at face value plus accrued interest. The discount on, and expenses incurred in, the issue of the bonds are shown under other current and long- term assets and are amortized using the interest method of amortization over the term of the instruments. Total capitalized costs associated with bonds were U.S.$12.1 million and U.S.$11.4 million at December 31, 2005 and 2004, respectively.

q)	Research and development expenses

The cost of research, project development and special studies are charged to income in the year in which they are incurred. The cost of research and development charged to income was U.S.$3.4 million, U.S.$2.0 million and U.S.$1.7 million for the years ended December 31, 2005, 2004, and 2003, respectively.

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

Arauco sponsors a retirement plan that covers certain employees. It has recorded a liability for long-term severance indemnities based on agreements it has entered into with its employees at certain of its companies in Chile. Generally, upon leaving Arauco, employees who have completed five years of service are entitled to one month’s salary for each year of service, up to the retirement age of 60 and 65 years for women and men, respectively. In accordance with Emerging Issues Task Force (“EITF”) 88-1, Arauco records the undiscounted obligation for this plan as if it was payable at each balance sheet date. Severance expense for this plan was U.S.$4.6 million, U.S.$2.8 million and U.S.$5.4 million, for fiscal 2005, 2004

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

and 2003, respectively. The severance liability is recorded in other long-term and current liabilities and amounted to U.S.$21.5 million and U.S.$17.4 million, at December 31, 2005 and 2004, respectively.

t)	Acquisitions

On January 5, 2004, the subsidiary Forestal Celco S.A. acquired 149,999,999 shares and the subsidiary Forestal Arauco S.A. acquired one share of Forestal Celsur S.A. for U.S.$ 6.7 million. As a result, Forestal Celco S.A. now holds a 99.99% controlling interest in Forestal Celsur S.A. In December 2004, Forestal Celco S.A. and Forestal Celsur S.A. were merged.

On January 6, 2005, the subsidiary Forestal Valdivia S.A. acquired 80% of Forestal Los Lagos S.A. for U.S.$ 21.4 million. Goodwill amounting to U.S.$ 0.9 million was allocated to the Forestry segment. Had this acquisition taken place on January 1 of the previous year, consolidated net sales and net income would not have been significantly different from reported amounts.

On March 9, 2005, the subsidiary Arauco Do Brasil Ltda. acquired from Louis Dreyfus S.A. 100% of the stock of the companies incorporated in Brazil, L.D. Forest Products S.A. and Placas do Parana S.A. for U.S.$ 168 million in cash. Subsequently, on October 31, 2005, the subsidiary Industrias Forestales S.A., acquired from Louis Dreyfus S.A. 100% of the companies incorporated in Argentina, Ecoboard S.A.I.F. and Ecoresin S.A. for U.S.$55 million in cash.

The initial purchase price of Arauco’s acquisitions in Argentina and Brazil have been allocated based on independent appraisals and management’s estimates as follows:

ThU.S.
Cash acquired	$7,698
Accounts receivable	46,487
Inventories	28,881
Other current assets	36,433
Non-current assets	28,056
Property, equipment and forest	312,576
Current liabilities	(104,775)
Long-term liabilities	(91,250)
Deferred tax liabilities	(41,106)

Total purchase price	223,000

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The following unaudited pro forma financial information reflects the results of operations of Arauco as if the acquisitions of the companies in Argentina and Brazil described above had taken place on January 1, 2004. The pro forma financial information is not necessarily indicative of the results of operations as it would have been had the transaction been effected on the assumed date.

(In thousands)	2005 Pro forma	2004 Pro forma
Net sales	2,452,307	2,252,656
Net income	449,555	615,506

u)	New accounting pronouncements

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

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

In May 2005, the FASB issued FASB Statement No. 154 “Accounting Changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“FAS 154”), which changes the requirements for the accounting and reporting of a change in an accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This Statement requires retrospective application to prior periods financial statements of changes in accounting principle, unless it is impracticable to determine either the period specific effects or the cumulative effect of the change. FAS No. 154 is not expected to have any impact on the Company´s financial position or results of operation.

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 “Accounting for Certain hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140” (“FAS 155”). This Statement amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets. This Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. FAS 155 is not expected to have any impact on the Company´s financial position or results of operation.

NOTE 2 - OTHER RECEIVABLES - NET

	December 31,
	2005	2004
	ThU.S.$	ThU.S.$
Value added tax receivable	66,064	44,321
Related party receivables	2,202	4,062
Other receivables	29,906	10,827
Allowance	(1,845)	(2,035)

Total other receivables - net	96,327	57,175

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 3 - INVENTORIES

Inventories were valued in accordance with the policy described in note 1(f). The principal components were as follows:

	December 31,
	2005	2004
	ThU.S.$	ThU.S.$
Finished goods	229,139	190,382
Work in progress	12,469	7,370
Sawlogs, pulpwood and chips	36,528	18,163
Raw materials	65,403	50,299
Other parts and materials	20,131	15,739

Total inventories	363,670	281,953

NOTE 4 - PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2005	2004
	ThU.S.$	ThU.S.$
Prepaid freight and other expenses	59,130	46,786
Deferred tax assets	1,565	1,291
Spare parts	27,551	24,403
Other current assets	20,542	13,009

Total prepaid expenses and other current assets	108,788	85,489

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT - NET

		December 31,
	Useful lives	2005	2004
		ThU.S.$	ThU.S.$
Land and improvements	—	471,862	405,513
Buildings and improvements	34 years	1,646,932	1,495,860
Machinery and equipment	14 years	1,915,535	1,677,544
Construction in progress	—	621,178	374,523
Other	11 years	309,832	259,491

		4,965,339	4,212,931
Accumulated depreciation		(1,877,439)	(1,688,503)

Total property, plant and equipment – net		3,087,900	2,524,428

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 6 - ACCOUNTS PAYABLE

	December 31,
	2005	2004
	ThU.S.$	ThU.S.$
Accounts payable - trade	171,097	122,343
Dividends payable	102,992	139,062
Notes payable	5,438	—
Accounts payable - related parties	3,452	822
Income tax payable	3,358	38,455

Total accounts payable	286,337	300,682

NOTE 7 - ACCRUED LIABILITIES AND OTHER CURRENT LIABILITIES

	December 31,
	2005	2004
	ThU.S.$	ThU.S.$
Accrued interest	38,563	35,959
Other accruals	52,479	38,586
Withholding taxes	16,682	8,268
Deferred income	3,236	888

Total accrued liabilities and other current liabilities	110,960	83,701

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 8 - LONG-TERM DEBT

	Interest Rate at December 31, 2005	December 31,
Long-term notes		2005	2004
	%	ThU.S.$	ThU.S.$
Notes payable:
Citigroup (Revolving Facility) (due in 2009)	LIBOR+0.30	240,000	200,000
Argentine Collateral Trust I (due in 2006)	LIBOR+0.35	250,000	250,000
Note payable - Argentina (due in 2008)	LIBOR+ 0.375	1,606	2,020
Santander Overseas Bank Inc.	LIBOR + 0.50	12,000	—
Sampo Bank	4.470	13,093	—
ABN Bank	4.510	2,908	—
HSBC Bank	6.400	3,750	—
Alfa Bank	7.250	4,000	—
International Finance Corporation	LIBOR+4.00	7,930	—
International Finance Corporation	LIBOR+5.50	5,000	—
Safra Bank	14.750	343	—
Alfa Bank	15.150	338	—
Itau Bank	22.740	7,263	—
Modal Bank	19.720	5,775	—
DEG	LIBOR+3.95	8,606	—

Total notes payable		562,612	452,020
Less: current portion		(65,534)	(414)

Total long-term notes		497,078	451,606

On August 3, 2004, the Company obtained a syndicated loan of U.S.$ 240 million with a group of banks led by Citigroup, BBVA, Calyon and Dresdner Kleinwort Wasserstein. The syndicated loan is structured as a revolving facility, allowing the Company to borrow, prepay and borrow the committed amount again during the life of the credit facility. Funds will be used for debt refinancing and other corporate purposes. The term of the syndicated loan is five years and the interest rate is LIBOR plus 0.275% if the outstanding amount is less than 50% of the facility, and LIBOR plus 0.30% if the outstanding amount is more than 50% of the facility.

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

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

In accordance with the loans, the Company must maintain a minimum interest coverage ratio of 2:1 (on a rolling four-quarter basis), a maximum debt to equity ratio of 1.2:1 and a minimum consolidated net worth of at least U.S.$2,500 million under Chilean GAAP. The Company was in compliance with these covenants at December 31, 2005.

The six - month LIBOR at December 31, 2005 and 2004 was 4.69% and 2.78%, respectively.

	Annual Interest Rate at December 31, 2005	Outstanding Principal Amount at December 31,
Long-term bonds		2005	2004
		ThU.S.$	ThU.S.$
Bonds:
U.S.$ bonds (1st issue) due December 2007	7.00%	99,958	99,937
U.S.$ bonds (2nd issue) due September 2005	6.95%	—	174,976
U.S.$ bonds (2nd issue) due September 2009	7.20%	99,941	99,925
U.S.$ bonds (2nd issue) due September 2017	7.50%	124,281	124,220
U.S.$ bonds (3rd issue) due August 2010	8.625%	270,020	269,916
U.S.$ bonds (4th issue) due September 2011	7.75%	386,788	386,751
U.S.$ bonds (5th issue) due July 2013	5.125%	300,000	300,000
U.S.$ bonds (6th issue) due April 2015	5.625%	398,148	—

Total bonds		1,679,136	1,455,725
Less current maturities of long-term bonds		—	(174,976)

Total long-term bonds		1,679,136	1,280,749

In April 2005, the Company issued U.S.$400 million of 10-year bonds at 5.625% (6th issue). The interest on these bonds is payable semi-annually in arrears.

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

In October 1997, the Company issued U.S.$175 million of 8-year bonds at 6.95% which was paid in 2005, U.S.$100 million of 12-year bonds at 7.2% and U.S.$125 million of 20 year-bonds at 7.5% (2nd issue). The interest on these bonds is payable semi-annually in arrears.

In December 1995, the Company issued U.S.$200 million of 8-year bonds at 6.75% which was paid in 2003 and U.S.$100 million of 12-year bonds at 7.0% (1st issue). The interest on these bonds is payable semi-annually in arrears.

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

The weighted average interest rate for all long-term debt at December 31, 2005 and 2004 was approximately 6.50% and 6.12%, respectively. Required repayment of principal for long-term debt is as follows:

Year Ended December 31,
ThU.S.$
2006	65,534
2007	228,276
2008	193,864
2009	270,037
2010	274,820
2011	386,788
2013	300,000
2015	398,148
2017	124,281

Total	2,241,748

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Cash paid during 2005, 2004 and 2003 for interest was U.S.$ 170.9 million, U.S.$138.3 million and U.S.$111.5 million, respectively. The total amount of interest cost incurred by Arauco was U.S.$173.5 million (net of U.S.$16.0 million related to interest rate swaps), U.S.$138.9 million (net of U.S.$5.0 million related to interest rate swaps) and U.S.$116.4 million (net of U.S.$21.2 million related to interest rate swaps) for the years ended December 31, 2005, 2004, and 2003, respectively. The amount of interest capitalized for these periods was U.S.$63.0 million, U.S.$60.8 million, and U.S.$69.7 million, respectively.

NOTE 9 - INCOME TAXES

Provision for income taxes was as follows:

	Year ended December 31,
	2005	2004	2003
	ThU.S.$	ThU.S.$	ThU.S.$
Domestic
Current	65,709	87,878	56,408
Deferred	12,874	14,100	3,507
Foreign
Current	36,889	36,429	383
Deferred	(2,144)	1,492	20,276

Total provision for income taxes	113,328	139,899	80,574

The tax effects of significant temporary differences creating deferred tax assets and liabilities at December 31 were as follows:

	December 31,
	2005	2004
	ThU.S.$	ThU.S.$
Deferred income tax liabilities
Inventories	(7,961)	(6,489)
Other	(25,202)	(16,827)
Property, plant and equipment	(245,918)	(199,151)
Debt issue costs	(2,888)	(2,785)

Total deferred tax liabilities	(281,969)	(225,252)
Deferred income tax asset
Accruals	31,362	35,527
Tax loss carry forwards	30,142	4,890
Other	30,713	26,722

Total deferred tax assets	92,217	67,139

Valuation allowance	(5,923)	(6,028)

Total deferred tax assets - net	86,294	61,111

Net deferred tax liability	(195,675)	(164,141)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Net long-term deferred tax liabilities were U.S.$197.2 million at December 31, 2005 and U.S.$165.4 million at December 31, 2004. In addition, net short-term deferred tax assets of U.S.$1.5 million at December 31, 2005 and U.S.$1.2 million at December 31, 2004, are included in the Consolidated Balance Sheets in prepaid expenses and other current assets.

Cash paid during 2005, 2004 and 2003 for income taxes was U.S.$126.5 million, U.S.$67.8 million and U.S.$59.2 million, respectively.

As of December 31, 2005 and 2004, Arauco had valuation allowances of U.S.$5.9 million and U.S.$6.0 million, respectively, to reduce its deferred tax assets to estimated realizable value. The valuation allowances relate to the deferred tax assets arising from Argentina.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of Arauco’s total deferred tax assets will not be realized. The ultimate realization of these deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences are anticipated to reverse, management believes it is more likely than not that Arauco will realize the benefits of its deferred tax assets, net of the valuation allowance, at December 31, 2005, as reductions of future taxable income or by utilizing available tax planning strategies. However, the amount of the net deferred tax assets considered realizable could be adjusted in the future if estimates of taxable income are revised.

At December 31, 2005, Arauco had operating loss carry-forwards of approximately U.S.$128.4 million. Loss carry-forwards associated with Chile are U.S.$46.0 million, which can be carried forward indefinitely. Loss carry-forwards associated with Argentina were U.S.$35.6 million, which expire in 2007. Loss carry-forwards in Brazil were U.S.$46.8 million, which can be carried forward indefinitely.

At December 31, 2004, Arauco had operating loss carry-forwards of approximately U.S.$28.2 million in Chile, which can be carried forward indefinitely.

The following table summarizes the effect of the differences between the statutory income tax rate and the effective income tax rates:

	Year ended December 31,
	2005	2004	2003
	ThU.S.$	ThU.S.$	ThU.S.$
Pretax income multiplied by enacted tax rate	94,805	124,099	82,507
Change in valuation allowance	(105)	(262)	(18,748)
Tax effect resulting from foreign subsidiaries	19,845	21,818	15,688
Permanent differences	(1,021)	(2,716)	2,099
Non-taxable income	(196)	(3,040)	(972)

Effective income tax amount	113,328	139,899	80,574

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The Chilean statutory, first category (corporate) income tax rate was 16.5% in 2003 and 17% in 2004 and 2005 and thereafter in accordance with currently enacted tax legislation. Also, in accordance with Chilean law, the Company and each of its subsidiaries compute and pay tax on a separate basis and not on a consolidated basis. The Argentine statutory first category income tax rate was 35% for all years presented. The Brazilian statutory first category income tax rate was 34% in 2005.

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

The methods and assumptions used to estimate the fair values are as follows:

For cash, short-term time deposits, trade receivables, other receivables and accounts payable the carrying amounts approximate the fair value due to the short-term maturity of these instruments. The fair value of short-term investments is estimated based on quoted market prices. The fair value of short-term and long-term debt is estimated based on current interest rates available to the Company for debt instruments with similar terms, degrees of risk, and remaining maturities. The fair value of the interest-rate swap agreements is obtained from dealer quotes and represents the estimated amount the Company would receive or pay to terminate the agreements.

The estimated fair values of the Company’s financial instruments are summarized below.

	At December 31, 2005		At December 31, 2004
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
	(ThU.S.$)		(ThU.S.$)
Assets
Cash	25,958	25,958	24,483	24,483
Time deposits	32,276	32,276	40,213	40,213
Short-term investments	280,276	280,276	332,126	332,126
Trade receivables	371,791	371,791	355,064	355,064
Other receivables	96,327	96,327	57,175	57,175
Liabilities
Short-term debt	113,360	113,360	—	—
Accounts payable	286,337	286,337	300,682	300,682
Notes payable	562,612	562,612	452,020	452,020
Bonds	1,679,136	1,786,795	1,455,749	1,612,232
Derivative instrument
Interest rate swap	16,022	16,022	4,988	4,988

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 11 - RELATED PARTY TRANSACTIONS

Arauco enters into fuel purchase contracts with Compañía de Petróleos de Chile COPEC S.A., subsidiary of the parent corporation of the Company. Arauco purchased fuel totaling U.S.$23.8 million during 2005 and U.S.$18.8 million in 2004. The terms of these contracts and purchases were generally similar to those prevailing with unrelated parties.

Arauco obtains insurance from Compañía de Seguros Generales Cruz del Sur S.A. (“Cruz del Sur”), a Chilean insurance company controlled by a related party until October 2005. Cruz del Sur is the supplier of all of Arauco’s insurance policies covering its forest holdings and production plants, facilities and equipment. Arauco paid direct insurance premiums of U.S.$8.5 million, U.S.$10.9 million and U.S.$11.0 million for the years ended December 31, 2005, 2004 and 2003, respectively. Outstanding balance at December 31, 2004 with Cruz del Sur included a receivable of U.S.$2.1 million.

We made purchases from Puerto de Lirquén S.A., our 20.1% affiliate and a supplier of port services, of U.S.$2.9 million in 2003, U.S.$3.2 million in 2004 and U.S.$ 4.2 million in 2005. Outstanding balances at December 31, 2005 and 2004 with Puerto de Lirquén S.A included a receivable of U.S.$264 thousand and U.S.$331 thousand, respectively.

We made purchases from Compañía Puerto de Coronel S.A., our 50.0% affiliate and a supplier of port services, of U.S.$1.9 million in 2003, U.S.$6.0 million in 2004 and U.S.$5.9 million in 2005.

We made purchases from EKA Chile, which is 50% controlled by Arauco and 50% by EKA Chemicals of U.S.$16.7 million in 2004 and U.S.$17.4 million in 2005. We provided EKA Chile with electricity for payment of U.S.$12.9 million during 2004 and U.S.$16.1 million in 2005. EKA Chile, a sodium chlorate supplier, was formed in January 2003. We had an outstanding receivable from EKA Chile of U.S.$1.6 million at December 31, 2004 and U.S.$1.8 million at December 31, 2005.

We paid Portaluppi, Guzmán y Bezanilla an aggregate amount of approximately U.S.$237 thousand during 2003, U.S.$670 thousand during 2004 and U.S.$1.1 million during 2005, as payment for legal services.

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

Trials or other legal proceedings

A)	The Company is involved in the following proceedings and legal actions regarding the operation of the Valdivia pulp mill:

1)	Through Exempt Resolution No. 0250 dated April 1, 2004, the Environmental Regional Commission (“COREMA”) opened an investigation in connection with some alleged violations of environmental regulations pursuant to Resolution of Environmental Description No. 279-1998 by the Valdivia Project.

The Company answered the charges before the Commission. Nevertheless, through Resolution No.387 dated May 24, 2004, the Commission resolved, among other things, to (a) fine the Company 900 Monthly Tax Units (“UTM,” a Monthly Tax Unit that is a Chilean inflation-indexed, peso-denominated monetary unit which is set monthly in advance based on the previous month’s inflation rate, U.S.$ 55.4 thousand at December 31, 2005) for failure to comply with the terms and conditions set forth in Sections 2, 11, 12 and 13 of the Resolution of Environmental Description; (b) accept the measures proposed by the Company to mitigate the odor problem, establishing a schedule for the execution of such measures and (c) point out that the industrial waste fluids discharge system of the emergency system must comply with the Evaluating System of Environmental Impact (Law 19,300). The aforementioned Resolution No. 387 was judicially appealed in the Civil Court of Puerto Montt on June 4, 2004, in connection with part of the fine mentioned in clause (a) above, and the Company paid 10% of the total claimed. The case is currently in progress.

2)	Pursuant to the Records of Inspection dated July 8, 2004 and finalized on July 15, 2004, Valdivia’s Department of Health Services began a Sanitary Indictment for the alleged emission of odors at the Valdivia Plant. On July 19, 2004, the Valdivia Plant filed its reply. Through Resolution 1775 dated December 17, 2004, Valvidia’s Department of Health Services resolved to fine Arauco 1,000 UTM (U.S.$ 61.6 thousand at December 31, 2005) and established some requirements to be fulfilled by the Company.

On December 27, 2004, Arauco judicially appealed the aforementioned Resolution in the First Civil Court of Valdivia. The matter is currently pending resolution.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

3)	Through Resolution No. 610 dated April 15, 2004 (of which the Company received notice on April 19, 2004), Valdivia’s Department of Health Services fined Arauco 1,000 UTM (U.S.$ 61.1 thousand at December 31, 2005), due to odors at the Valdivia Plant. The Company appealed the fine in the appropriate Civil Court of Valdivia, case No. 1151-04 and obtained a favorable resolution from the Civil Court. However, the Valdivia’s Department of Health Services judicially appealed in the Appeal Court of Valdivia. The matter is currently in progress.

4)	Through Resolution No. 860 dated December 21, 2004, COREMA began sanction proceedings against the Company due to the discharge of refrigeration water at the Valdivia Plant, the disposal of solid waste, the accumulation of spills and the spilling of non-authorized effluents.

On January 11, 2005, Arauco filed its response, and through Resolution No. 182 dated March 15, 2005, COREMA resolved to sanction the Company with 800 UTM (U.S.$ 49.3 thousand at December 31, 2005), Arauco appealed that sanction on March 31, 2005 and paid 10% of the total claimed. The case is currently in progress.

5)	Through resolution dated April 22, 2005, the Regional Ministerial Secretary of Health (the “Health SEREMI”) fined Arauco 1,000 UTM (U.S.$ 61.1 thousand at December 31, 2005), due to a fatal accident involving an employee in January 2005. The Company appealed the fine in the Second Civil Court of Valdivia, through case No. 785-2005, which is currently in progress.

6)	Through Resolution No. 17 dated January 18, 2005, COREMA began sanction proceedings against the Company due to an alleged increase in the capacity of the plant, an increase of additional discharge waters into the Cruces River, a lack of compliance with the quality and emission guidelines for fluid waste, a lack of compliance with the required measurement of TRS gas and a lack of compliance with other measurement parameters. The Company filed its appeal last January 31, 2005.

Through Resolution No. 197 dated March 18, 2005, COREMA fined Arauco 1,400 UTM (U.S.$ 86.2 thousand at December 31, 2005). Arauco appealed that sanction and paid the required percentage of the total claimed. The case is currently in progress.

7)	Through Resolutions 3300 and 3301 dated December 20, 2004, the Superintendent of Sanitary Services began sanction proceedings against the Company due to the Company exceeding the guidelines of the Resolution on Environmental Description, approved by the Study of Environmental Impact regarding the total emission of phosphate and temperature.

Through Resolution 290 dated January 26, 2005, the Superintendent of Sanitary Services fined Arauco 200 Annual Tax Units (“UTA”, an Annual Tax Unit that is a Chilean inflation-indexed, peso-denominated monetary unit which is set monthly in advance based on the previous month’s inflation rate, U.S.$147.8 thousand at December 31, 2005) . This Resolution was judicially appealed on February 9, 2005 in the appropriate Civil Court of Santiago, which rejected the complaint. The resolution was appealed in the Appeal Court, and the matter is currently in progress.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

8)	Several complaints have been filed with the Warranty Court of Valdivia, due to alleged violations in connection with the operations of the Valdivia Plant. All the complaints are being addressed through a single investigation. The complaints charge alleged violations set forth in Article 291 of the Penal Code, Article 136 of the Fishing Law and Article 38 of the National Monuments Law. The investigation is currently in progress in the appropriate District Attorney’s office.

9)	On April 27, 2005, the State of Chile Defense Committee filed an indemnity demand against the Company in the First Civil Court of Valdivia for environmental harm and indemnities. The Company filed its response, and the matter is currently in progress.

10)	Through Resolution 1755 dated June 24, 2005, the Superintendent of Sanitary Services began a sanction proceeding against the Company for exceeding emissions standards regarding temperature, suspended solid waste, arsenic, total phosphorus, hexavalente chrome, molybdenum and nickel. On July 11, 2005, the Company filed its response to the Superintendent. Nevertheless, on December 26, 2005, the Superintendent resolved to sanction the Company with a fine of 400 UTA (U.S.$295.7 thousand at December 31, 2005). The Company has appealed the decision, and the matter is currently in progress.

11)	On January 25, 2006, the Health SEREMI commenced a sanitary proceeding with regard to a fatal accident in January 2006 involving an employee of German Engineering, a contractor working in the Valdivia project. The proceeding is currently pending resolution.

B)	Arauco is subject to the following legal actions and proceedings affecting its Arauco pulp mill:

1)	On August 23, 2004, Arauco’s Department of Health Services began a sanitation investigation based on the nuisance caused by a turpentine spill at the Arauco Plant. Through a Resolution dated November 8, 2004, Arauco’s Department of Health Services resolved to fine the Company 1,000 UTM (U.S.$61.1 thousand at December 31, 2005).

This Resolution was judicially appealed on November 17, 2004 before the Court of Lebu, and is currently pending resolution.

2)	On June 7, 2005, individuals and associations related to small-scale fishers in Laraquete and Arauco filed a criminal complaint in Warranty Court for violation of Article 136 of the Fishing Law relating to potential harm to the fishing resources in the area of the Arauco Plant. The investigation is in progress in the District Attorney’s office.

C)	Arauco is subject to the following legal actions and proceedings affecting its Nueva Aldea Forestry Industrial Complex:

1)	On April 8, 2005, several appeal claims were filed against the Resolution on Environmental Qualification of the Project of New Works and Updates of the Itata Forestry Industrial Complex, which had been approved on March 10, 2005. The aforementioned appeals were filed by individuals who participated in the development of the Study on Environmental Impact, with the participation of citizens. On May 4 and May 31, 2005, respectively, the Company and the Regional Environmental Commission of the Eighth Region informed the public about the appeals, which are currently in progress.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

2)	On December 15, 2005, the Health SEREMI commenced a sanitary proceeding with regard to an accident involving the exposure of three employees of Echeverría Izquierdo Montajes Industriales, S.A., while handling the equipment owned by a subcontractor of Echeverría Izquierdo Montajes Industriales, S.A. The Company was required to appear in the proceeding and submitted all required paperwork. The proceeding is currently in progress.

3)	On April 10, 2006, the Company was notified of a protection proceeding filed by Mr. Víctor Alejandro Beltrán Flores. The protection proceeding requests certain security and prevention measures that would guarantee the life and physical integrity of employees working in the construction of the Nueva Aldea pulp mill. The protection proceeding was rejected by the Appeal Court of Valdivia.

4)	In relation to the accident affectting three subcontractor’s employees informed above, the District Attorney’s Office of Quirihue commenced an investigation, which is currently in progress.

5)	In March 2006, several appeal claims were filed against the Resolution on Environmental Qualification of the Project of the Construction of the submarine emissary for riles discharges to the ocean, which had been approved on February 20, 2006 by the National Environmental Commission (CONAMA). The aforementioned appeals were filed by individuals who participated in the development of the Study on Environmental Impact, with the participation of citizens. On May 31, 2006, the Company informed the CONAMA about the appeals, which are currently in progress.

D)	Arauco is subject to the following legal actions and proceedings affecting its Constitucion Plant:

1)	On January 24, 2006, the Company was notified of a demand for an injunction brought by Mr. Alvaro Santa María Prieto and Mr. Alejandro Lagos Letelier in the Court of Constitucion, seeking to modify the Company’s activities in the area with respect to air quality control guidelines.

2)	On March 23, 2006, Rosalía Arellano Márquez, President of the Independent Workers Syndicate of Fishing men of Constitución, filed a protection proceeding in connection with the riles discharge that resulted from the construction of a submarine emissary. Construction of the submarine emissary was approved by the Regional Environmental Commission of the Seventh Region on February 7, 2006. This proceeding was rejected by the Appeal Court.

The Company is not currently involved in any other court proceedings or any other legal actions that could significantly affect its financial, economic or operational conditions.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Other contingencies

The Electricity and Fuel Superintendent imposed sanctions on Arauco’s subsidiary Arauco Generación S.A. for alleged deficiencies in the Central Interconnected System. Arauco Generación S.A. is appealing these sanctions in the Court of Justice and with the Superintendent, and the matter is currently pending resolution. The fines in question amount to Ch$111,130 thousand (U.S.$216.8 thousand at December 31, 2005), and have been recorded in the Consolidated Financial Statements.

Guarantees

The Company has guaranteed the debt of one of its subsidiaries, Alto Paraná S.A. At December 31, 2005, the outstanding principal amount of the guaranteed debt totaled U.S.$250 million. This guarantee would require payment by the Company in the event of default by Alto Paraná S.A.. The guarantee coincides with the terms of the note and expires in 2008. Arauco has no other material guarantees.

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

Arauco entered into various projects related to the improvement of, or investment in, product processes designed to protect the environment during the year ended December 31, 2005.

Arauco entered into a project to reduce gases and steam which are a by-product of the mill production process. Arauco has incurred costs of U.S.$20.2 million during 2005 (U.S.$651 thousand during 2004) and Arauco expects to incur an additional U.S.$30.3 million on this project.

The Company entered into an environmental protection project in connection with the Valdivia Mill construction project. The Company has incurred costs of U.S.$1.7 million during 2004. The Company expects to incur an additional U.S.$253 thousand on this project.

The Company entered into an environmental protection project in connection with the Nueva Aldea Mill construction project and the Nueva Aldea Thermic Plant project. The Company has incurred costs of U.S.$21.7 million and expects to incur an additional U.S.$3.8 million.

The Company entered into a project to improve the evacuation of water and effluent treatment of the Paneles mill. The Company has incurred costs of U.S.$368 thousand in 2005 (U.S.$281 thousand during 2004) and expects to incur an additional U.S.$225 thousand (U.S.$52 thousand in 2004).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The Company’s subsidiaries Forestal Celco S.A., Forestal Cholguán S.A., Bosques Arauco S.A. and Forestal Valdivia S.A. are implementing an environmental system regulated under a certification process pursuant to ISO 14.001. During 2005, these subsidiaries incurred U.S.$215 thousand in relation to this project (U.S.$159 thousand in 2004) and expect to incur an additional U.S.$65 thousand (U.S.$105 thousand in 2004).

Covenants

The Company’s long-term borrowings require compliance with certain financial restrictions (see note 8). Non-compliance could result in these debts becoming fully payable upon demand. Arauco was in compliance with all financial covenants at December 31, 2005.

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

	Year ended December 31, 2005
	(ThU.S.$)
	Pulp	Forestry	Wood Products	Plywood and fiberboards panels	Others	Eliminations of intercompany sales and corporate assets	Consolidated
Sales to unaffiliated customers	991,157	79,510	649,339	588,260	65,641	—	2,373,907
Inter-segment sales	7,114	497,117	306,677	296,612	96,060	(1,203,580)	—

Total sales revenue	998, 271	576,627	956,016	884,872	161,701	(1,203,580)	2,373,907

Operating income	278,717	130,684	92,338	136,634	(3,434)	—	634,939

Identifiable assets as of December 31, 2005	2,985,769	1,886,874	388,205	421,937	24,443	406,791	6,114,019

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Year ended December 31, 2004
	(ThU.S.$)
	Pulp	Forestry	Wood Products	Plywood and fiberboards panels	Others	Eliminations of intercompany sales and corporate assets	Consolidated
Sales to unaffiliated customers	1,005,970	61,685	612,572	373,750	21,075	—	2,075,052
Inter-segment sales	2,602	493,951	252,501	287,380	48,640	(1,085,074)	—

Total sales revenue	1,008,572	555,636	865,073	661,130	69,715	(1,085,074)	2,075,052

Operating income	379,336	112,594	144,887	125,965	4,567	—	767,349

Identifiable assets as of December 31, 2004	2,641,704	1,462,896	363,958	326,479	38,782	440,047	5,273,866

	Year ended December 31, 2003
	(ThU.S.$)
	Pulp	Forestry	Wood Products	Plywood and fiberboards panels	Others	Eliminations of intercompany sales and corporate assets	Consolidated
Sales to unaffiliated customers	709,771	33,306	401,578	296,941	16,624	—	1,458,220
Inter-segment sales	2,666	396,212	192,153	160,826	30,966	(782,823)	—

Total sales revenue	712,437	429,518	593,731	457,767	47,590	(782,823)	1,458,220

Operating income	230,276	105,033	46,844	71,039	3,702	—	456,894

Identifiable assets as of December 31, 2003	2,304,728	1,243,308	310,430	286,158	23,329	568,074	4,736,027

Arauco’s sales revenue and property, plant, equipment and forests, detailed by country, were as follows:

	Year ended December 31, 2005
	(ThU.S.$)
Country	Sales Revenue (*)	Property, plant, equipment and forest
Chile	1,947,081	3,656,129
Argentina	284,234	699,773
Brazil	142,592	281,901

Total	2,373,907	4,637,803

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Year ended December 31, 2004
	(ThU.S.$)
Country	Sales Revenue (*)	Property, plant, equipment and forest
Chile	1,818,534	3,301,173
Argentina	256,518	635,743

Total	2,075,052	3,936,916

	Year ended December 31, 2003
	(ThU.S.$)
Country	Sales Revenue (*)	Property, plant, equipment and forest
Chile	1,256,293	2,762,854
Argentina	201,927	657,485

Total	1,458,220	3,420,339

(*)	Sales revenues are attributed to countries based on the location of the sales office where the sale was recorded.

Depreciation expense for Arauco’s segments was summarized as follows:

	Year ended December 31,
Industry	2005	2004	2003
	(ThU.S.$)
Pulp	115,858	99,045	80,103
Forestry	5,119	6,823	5,118
Wood products	19,145	16,229	12,501
Plywood and fiberboards panels	26,993	15,256	13,103
Other	3,176	3,976	1,811

Total depreciation	170,291	141,329	112,636

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Capital expenditures for Arauco’s segments were summarized as follows:

	Year ended December 31,
Industry	2005	2004	2003
	(ThU.S.$)
Pulp	419,899	348,040	379,109
Forestry	145,503	289,073	88,965
Wood products	10,653	65,373	20,719
Plywood and fiberboards panels	39,440	42,485	23,074
Other	2,842	12,349	1,072

Total capital expenditures	618,337	757,320	512,939

Non cash capital expenditure activity was U.S.$13.1 million, U.S.$(14.0) million, and U.S.$(9.7) million for the years ended December 31, 2005, 2004 and 2003, respectively.

Arauco’s export sales detailed by major geographic area were as follows:

	Year ended December 31,
	2005	2004	2003
	(ThU.S.$)
North America	631,487	546,155	339,791
Central and South America	129,832	173,495	141,879
Asia	595,802	637,455	453,801
Europe	357,030	339,505	243,990
Other	142,448	84,105	56,333

Total export sales	1,856,599	1,780,715	1,235,794

Export sales as a percentage of total sales revenue	78.21%	85.82%	84.75%

NOTE 14 - SUBSEQUENT EVENTS

No events have occurred since December 31, 2005 and up to the issue of these financial statements that may affect significantly the financial situation of the Company.

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