Form 20-F
period 2006-12-31
ARAUCO & CONSTITUTION PULP INC
filed 2007-06-29
CIK 1004156

As filed with the Securities and Exchange Commission on June 28, 2007

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR

15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

Unless otherwise specified, all references to “$”, “U.S.$”, “U.S. dollars” or “dollars” are to United States dollars; references to “Chilean pesos” or “Ch$” are to Chilean pesos; references to “Argentine pesos” or “Ar$” are to Argentine pesos; references to “Brazilian reals” or “R$” are to Brazilian reals; references to “€” or “euro” are to the euro, the single European currency established pursuant to the European Economic and Monetary Union; and references to “UF” are to Unidades de Fomento. The UF is a unit of account that is linked to, and adjusted daily to reflect changes in, the Chilean consumer price index reported by the Chilean National Institute of Statistics (Instituto Nacional de Estadísticas). At December 31, 2006, one UF equaled U.S.$34.44 and Ch$18,336.38.

Item 18 of this annual report includes our audited consolidated financial statements as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006, including the notes thereto, which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

For your convenience, we have included translations of certain amounts into dollars at a specified rate. Unless otherwise indicated, the U.S. dollar equivalent for information in Chilean pesos is based on the observed exchange rate (dólar observado) reported by the Central Bank of Chile (Banco Central de Chile), which we refer to as the Central Bank, for December 31, 2006, which was Ch$532.39 to U.S.$1.00. The observed exchange rate is, for any date, the average exchange rate at which transactions are actually carried out in the Formal Exchange Market (Mercado Cambiario Formal) on the previous day, as certified by the Central Bank on the following business day. You should not construe these translations as representations that the Chilean peso amounts actually represent such dollar amounts or could be converted into dollars at the rates indicated or at any other rate. On June 25, 2007, the observed exchange rate was Ch$527.38 to U.S.$1.00. For information regarding historical rates of exchange in Chile from January 1, 2002 see “Item 3. Key Information—Exchange Rates.”

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

SELECTED FINANCIAL DATA

The selected financial information presented below is prepared in accordance with U.S. GAAP as of and for the years ended December 31, 2002, 2003, 2004, 2005 and 2006. The selected U.S. GAAP financial information should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, prepared in accordance with U.S. GAAP, included in Item 18.

The selected U.S. GAAP financial information as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006 is derived from our audited consolidated financial statements provided in Item 18.

For all periods, the financial data in the following table are expressed in U.S. dollars, the currency in which we publish our audited consolidated financial statements. See Note 1 to our audited consolidated financial statements.

	As of and for the year ended December 31,
	2002		2003		2004		2005		2006
	(in thousands of U.S.$, except ratios and per share data)
Income Statement Data
Sales revenue	U.S.$	1,188,018	U.S.$	1,458,220	U.S.$	2,075,052	U.S.$	2,373,907	U.S.$	2,850,012
Cost of sales		(620,464)		(782,793)		(1,041,590)		(1,388,322)		(1,626,088)
Depreciation		(103,885)		(112,636)		(141,329)		(170,291)		(186,995)
Selling and administrative expenses		(100,515)		(105,897)		(124,784)		(180,355)		(229,220)

Income from operations		363,154		456,894		767,349		634,939		807,759
Interest income		21,995		30,051		25,431		34,487		40,899
Other income (expense)		1,513		1,570		(4,990)		(2,225)		(344)
Foreign exchange gains (losses)		11,668		52,353		16,227		(6,249)		10,510
Interest expenses		(61,692)		(46,629)		(78,109)		(109,886)		(82,460)
Income before taxes, minority interest and equity from earnings of unconsolidated affiliates

		336,638		494,239		725,908		551,066		776,364
Provision for income taxes		(52,578)		(80,574)		(139,899)		(113,328)		(161,958)
Minority interest in consolidated subsidiaries		(267)		(199)		(321)		(72)		100
Equity in earnings of unconsolidated affiliates		2,558		6,001		6,473		6,682		7,926

Net income		286,351		419,467		592,161		444,348		622,432
Dividends paid		71,702		133,906		175,387		207,724		194,691

(table continues on following page)

	As of and for the year ended December 31,
	2002	2003	2004	2005	2006
	(in thousands of U.S.$, except ratios and per share data)
Balance Sheet Data(1)
Property, plant and equipment (less forests), net	1,851,240	2,176,701	2,524,428	3,087,900	3,447,037
Forests	1,188,013	1,243,638	1,412,488	1,549,903	2,016,637
Total assets	4,110,336	4,736,027	5,273,866	6,114,019	7,068,952
Total long-term liabilities	1,570,080	2,026,365	1,919,979	2,434,810	2,501,850
Total shareholders’ equity	2,157,665	2,421,001	2,787,267	3,090,118	3,430,559

Other Financial Data
Capital expenditures (2)	330,804	512,939	757,320	618,337	1,090,450
Depreciation	103,885	112,636	141,329	170,291	186,995
Number of shares	113,152,446	113,152,446	113,152,446	113,152,446	113,152,446
Net income per share	2.53	3.71	5.23	3.93	5.50
Dividends per share (in US$)	0.63	1.18	1.55	1.84	1.72
Dividends per share (in Ch$)(3)	478.5	831.7	1,023.2	1,051.1	891.4

Cash Flow Data
Total operating cash flow	481,651	346,513	870,523	750,952	1,013,829
Total cash flow arising from financing activities	(124,566)	193,388	(127,636)	115,661	71,871
Total cash flow arising from investment activities	(330,362)	(561,773)	(745,679)	(865,138)	(1,089,478)

(1)	In 2006, we adopted the SEC Staff Accounting Bulletin No. 108 with respect to quantifying misstatements in financial statements. See Note 1(u) to our audited consolidated financial statements.
(2)	Accrued for the period. Capital expenditures do not include acquisitions of other companies. See Note 13 to our audited consolidated financial statements.
(3)	In constant Chilean pesos as of December 31, 2006.

EXCHANGE RATES

The following table sets forth, for the periods and dates indicated, certain information concerning the observed exchange rate reported by the Central Bank. No representation is made that the Chilean peso or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at the rates indicated or at any other rate. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. See “Item 10. Additional Information—Exchange Controls.”

	Daily Observed Exchange Rate
Year Ended December 31,	High	Low	Average(1)	Period-End
		Ch$ per US$
2002	756.56	641.75	692.32	718.61
2003	758.21	593.10	686.89	593.80
2004	649.45	557.40	611.11	557.40
2005	592.75	509.70	558.06	512.50
2006	549.63	511.44	529.64	532.39

2006
December	534.43	524.78	527.83	532.39

2007
January	545.18	534.42	541.06	544.49
February	548.67	535.29	542.05	540.07
March	541.95	535.36	538.45	539.21
April	539.69	525.96	531.64	525.96
May	527.52	517.64	521.98	525.10

Source: Central Bank of Chile

(1)	For each year, the average of the month-end exchange rates for the relevant year. For each month, the average daily exchange rate for the relevant month.

On June 25, 2007, the observed exchange rate was Ch$527.38 to U.S.$1.00.

RISK FACTORS

We are subject to various changing economic, political, social and competitive conditions, particularly in our principal markets. Any of the following risks, if they actually occur, could materially and adversely affect our business, results of operations, prospects and financial condition.

Risks Relating to Arauco and the Forestry Industry

Environmental concerns led us to temporarily suspend our operations at the Valdivia Mill, which adversely affected, and in the future may continue to adversely affect, our business, financial condition and results of operations

Our operations at the Valdivia Mill, an industrial development in the Province of Valdivia in the Tenth Region of Chile (which shall become part of the newly-created Fourteenth Region of Chile), have been subject to continued environmental scrutiny by Chilean environmental regulators and the Chilean public since the mill began its operations in 2004. A variety of concerns and claims have been raised regarding potential environmental impacts in the area. Primarily, it has been alleged that the mill’s operations impacted the nearby Carlos Anwandter Nature Sanctuary and contributed to the migration and death of black-neck swans living in the area. In connection with an environmental administrative proceeding, environmental regulators required us to temporarily suspend operations at the Valdivia Mill for approximately one month in January 2005. We resumed operations at the mill on February 18, 2005. See “Item 8. Financial Information—Legal Proceedings.”

On June 8, 2005, we voluntarily suspended operations at the Valdivia Mill, until certain technical and legal conditions could be clarified with the applicable regulatory authorities. We estimate this voluntary suspension resulted in a loss of sales of approximately U.S.$1.0 million per day and a loss of profits of approximately U.S.$250,000 per day. Pursuant to the decision of our board of directors, based on certain clarifications provided by the Environmental Regional Commission (Comisión Regional del Medio Ambiente), or COREMA, of the Tenth Region of Chile, the mill resumed operations on August 12, 2005 at 80% of its authorized production capacity, after 64 days of suspended operations. In order to achieve the full production capacity authorized by applicable permits, the mill would have to fulfill certain new requirements established by the COREMA. Subject to compliance with these new requirements, we have requested permission from the environmental authorities to resume full authorized production capacity (550,000 metric tons of pulp per year). The suspension of operations at the Valdivia Mill adversely affected our business, financial condition and results of operations. Any future suspension of operations at the Valdivia Mill or at any other of our significant operating plants can be expected to have similar adverse effects. We offer no assurance that the Valdivia Mill will be able to operate without further interruption or that it will resume operations at full capacity notwithstanding our compliance with the new requirements imposed by the COREMA are fulfilled. See “Item 4. Information on the Company—Description of Business—Pulp—Pulp mills—Chile—Valdivia Mill.”

We submitted to the COREMA of the Tenth Region of Chile an environmental impact study for the implementation of substantial technological improvements on the quality of the effluents generated by the Valdivia Mill. By March 31, 2009, we must also submit an environmental impact study for the construction of a pipeline to discharge the Valdivia Mill’s wastewater in a body of water other than the Cruces River or the Carlos Anwandter Nature Sanctuary or their sources. We will have to construct and put into operation this pipeline no later than 15 months from the date in which the COREMA approves the environmental impact study in its final form. The COREMA has also appointed a consulting firm to analyze and prepare a report on different feasible alternatives for discharge of the Valdivia Mill effluents. Approval by the COREMA of our environmental impact studies regarding the pipeline and the improvement of the quality of the effluents and the construction and operation of such a pipeline are each subject to many environmental, regulatory, engineering and political uncertainties at this time. As a result, we cannot give you any assurance that such projects will ever be approved or completed. If either our environmental study or the installation of the pipeline is delayed for reasons that COREMA attributes to us, we may face sanctions that include warnings, fines or the revocation of the Valdivia Mill’s environmental permit of operation. Alternatively, if COREMA determines that such delays are beyond our control, we believe that COREMA should extend the applicable deadlines. However, we can offer no assurances that any of such deadline extensions will be granted, even if we comply with all the requirements set forth by COREMA. See “Item 4. Information on the Company—Description of Business—Pulp—Pulp mills—Chile—Valdivia Mill.”

Environmental concerns led us to suspend our operations at the Licancel Mill indefinitely, which may adversely affect our business, financial condition and results of operations

Since June 2007, our operations at the Licancel Mill, a pulp mill located in the Seventh Region of Chile, have been subject to environmental scrutiny by Chilean environmental regulators and the public. On June 5, 2007, in connection with the death of fish in the Mataquito River, approximately 15 kilometers downstream of the mill, we decided to voluntarily suspend our operations in the Licancel Mill as a preventive measure. In addition, Chilean authorities, including the health authorities and the Superintendencia de Servicios Sanitarios (Sanitary Services Superintendency), required that we suspend activities at the Licancel Mill and that we suspend any further discharges into the river. We also commenced independent investigations relating to the cause of the death of the fish. On June 18, 2007, as a result of a pipe leakage in the water treatment system currently in place at the Licancel Mill, an estimated 50 cubic meters of effluents reached the Mataquito River. On that same date, we decided to close the mill indefinitely and informed the Sanitary Services Superintendency of the incident.

We have resolved not to resume operations at the Licancel Mill until we have replaced the current environmental treatment system with a new system that incorporates a new effluent treatment system approved by the environmental authorities. Several administrative and judicial proceedings have been commenced regarding the events at the Licancel Mill, including the death of fish at the Mataquito River. Our ability to resume operations at the Licancel Mill may also depend upon our ability to comply with any requirements that may be imposed by any applicable governmental authority. We estimate that the suspension of operations at the Licancel Mill will result in a loss of profits of approximately U.S.$4 million per month, and that these losses will continue for so long as the mill remains closed. Furthermore, we cannot predict any monetary or other sanctions that may be imposed on us as a result of any ongoing or future environmental, administrative or judicial proceeding. Consequently, the suspension of operations at the Licancel Mill may adversely affect our business, financial condition and results of operations. We cannot assure you that the Licancel Mill will be reopened or that the Licancel Mill, if reopened, would be able to operate without interruptions or changes in its operations. See “Item 4. Information on the Company—Description of Business—Pulp—Pulp mills—Chile—Licancel Mill.”

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

Since the end of 2004, various criminal proceedings relating to alleged violations of several environmental laws have been instituted in Chile in which some of our mills may be affected. We cannot predict the outcome or impact of these proceedings or when they may be resolved. While Chilean law provides that only individuals can be convicted in criminal actions, as a consequence of these proceedings, certain measures may be taken that could materially and adversely affect our business, financial conditions and results of operations. See “Item 8. Financial Information—Legal Proceedings.”

We are also subject to certain other proceedings described in “Item 8. Financial Information—Legal Proceedings.” We cannot assure you that, as a result of such proceedings, our mills will be able to operate without interruption. Any such interruption could have a material and adverse effect on our business, financial condition and results of operations.

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

Environmental requirements are a factor in the development and operation of new projects. Chilean environmental regulations have become increasingly stringent in recent years, particularly in connection with the approval of new projects, and this trend is likely to continue. The implementation of these environmental policies in Chile will affect various aspects of our operations, but the effect on our operations and the outcome of any regulatory review or proceedings is uncertain. Environmental concerns and enforcement matters also attract public interest and, therefore, may be subject to political considerations that are beyond our control.

Since 2004, we have been subject to a number of environmental administrative and judicial proceedings in Chile, including proceedings related to the Valdivia Mill, the Arauco Mill, the Nueva Aldea Project, a forestry-industrial complex in the Eighth Region of Chile, and the Licancel Mill. As a result of these proceedings, we have been subject to fines and sanctions, and we may be subject to fines, injunctions or other sanctions in the future. In January 2005, we were ordered to suspend construction of the pulp mill under construction at the Nueva Aldea Project for approximately two months in connection with an environmental proceeding instituted by the COREMA for the Eighth Region of Chile. Additional proceedings, enforcement actions or claims related to environmental requirements or impacts may also be brought against us. Any such proceedings or claims may have an adverse effect on our business, financial condition and results of operations. See “Item 4. Information on the Company—Description of the Business—Pulp—Chile,” “Item 8. Financial Information—Recent Developments” and “—Legal Proceedings.”

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

Fluctuations in market price for our products could adversely affect our financial condition and results of operations

Prices for pulp, forestry and wood products can fluctuate significantly. The average price, on an annual basis, for Norscan bleached softwood kraft market pulp (pulp produced in Canada and Northern Europe sold to manufacturers of paper products delivered in Northern Europe, or NBSK), which is the benchmark for softwood bleached pulp, ranged from U.S.$435.1 in 2002 to U.S.$648.6 in 2005. In 2006, the price of NBSK ranged from a minimum of U.S.$598 to a maximum of U.S.$730.0. Our business, financial condition and results of operations could be materially and adversely affected if the price of pulp or other forestry products were to decline significantly from current levels. The prices that we are able to obtain for pulp products and, to a lesser extent, other forestry products depend on the following:

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

We depend on free international trade as well as economic and other conditions in our principal export markets

In 2006, export sales accounted for approximately 77.1% of our total sales revenues. During this period, 33.2% of our export sales were to customers in Asia, 32.0% to customers in North America, 19.1% to customers in Europe and 9.2% to customers in Central and South America. As a result, our results of operations depend, to a significant degree, on economic, political and regulatory conditions in our principal export markets. Our ability to compete effectively in our export markets could be materially and adversely affected by a number of factors beyond our control, including deterioration in macroeconomic conditions, exchange rate volatility, government subsidies, and the imposition of increased tariffs or other trade barriers. If our ability to sell our products competitively in one or more of our principal export markets were impaired by any of these developments, it might be difficult to re-allocate our products to other markets on equally favorable terms and our business, financial condition and results of operations might be adversely affected.

Disease or fire could affect our forests and manufacturing processes and, in turn, adversely affect our financial condition and results of operations

Our operations are subject to various risks affecting our forests and manufacturing facilities, including disease and fire. Although, in the past, certain pests and diseases afflicting radiata or taeda pine plantations in other parts of the world have not significantly affected the forestry industries in Chile, Argentina, Brazil and Uruguay, these pests or diseases may appear in Chile, Argentina, Brazil or Uruguay in the future. Although, in the past, forest fires have not significantly affected our plantations partly due to the broad geographic extension of our plantations and the varied ages and climatic conditions of our plantations, forest fires may affect our plantations in the future. Our operations and, as a result, our financial condition and results of operations could be adversely affected if any of these risks were realized.

Risks Relating to Chile

Chilean political and economic conditions directly impact our business and the market price of our securities

At December 31, 2006, 81.6% of our property, plant and equipment and forest assets were located in Chile, and in 2006, approximately 80.7% of our net sales were attributable to our Chilean operations. Accordingly, our business, financial condition and results of operations depend, to a considerable extent, upon economic conditions in Chile. Future developments in the Chilean economy could adversely affect our financial condition or results of operations and may impair our ability to proceed with our strategic plan of business. In addition, such developments may impact the market price of our securities.

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

Changes in inflation, which was 3.7% in 2005 and 2.6% in 2006, as measured by changes in the Chilean consumer price index, may adversely affect our operations and financial condition and the market price of our securities.

Risks Relating to Argentina

The economic crisis in Argentina may adversely affect our financial condition and results of operations

At December 31, 2006, approximately 12.5% of our property, plant and equipment and forest assets were located in Argentina, and in 2006, approximately 12.4% of our net sales were attributable to our Argentine operations. On October 31, 2005, through our subsidiary Industrias Forestales S.A., we acquired from Louis Dreyfus S.A.S. 100% of the stock of Ecoboard S.A.I.F. and Ecoresin S.A. (formerly Louis Dreyfus S.A.I.F.) in Argentina and, indirectly as a result of that purchase, 100% of the stock of CAIF S.A. and Faplac S.A. (formerly LD Manufacturing S.A.) and 60% of the stock of Flooring S.A. The financial condition and results of our Argentine operations, including the ability of Alto Paraná S.A., or Alto Paraná, our Argentine subsidiary, to raise capital, depend, to a certain extent, upon political and economic conditions prevailing in Argentina. See “Item 4. Information on the Company—Description of Business—History.”

From 1998 to 2002, the Argentine economy experienced an economic recession marked by reduced levels of consumption and investment and an elevated unemployment rate. The Argentine gross domestic product decreased by 0.8% in 2000, 4.04% in 2001 and 10.9% in 2002. Since 2003, economic indicators have showed some signs of recovery, and the Argentine gross domestic product increased by 8.8% in 2003, by 8.7% in 2004, by 9.2% in 2005 and by 8.5% in 2006. However, the Argentine economy may not continue to recover, and future economic, social and political developments in Argentina, over which we have no control, could adversely affect our business, financial condition and results of operations.

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

Argentine Central Bank restrictions may impair Alto Paraná’s ability to meet its obligations and transfer money abroad

We guarantee a portion of Alto Paraná’s debt. We may be required to fulfill our obligation under our guarantees if the Argentine government were to restrict Alto Paraná’s ability to transfer funds abroad. For a description of Alto Paraná’s debt which we guarantee see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

Risks Relating to Brazil

Economic conditions in Brazil may have a direct impact on our financial condition and results of operations

At December 31, 2006, approximately 6.0% of our property, plant and equipment and forest assets were located in Brazil, and in 2006, approximately 7.0% of our net sales were attributable to our Brazilian operations. During the first quarter of 2005, we acquired all of the shares of capital stock of LD Forest Products S.A. and of Placas do Paraná S.A. in Brazil, as well as 50% of the shares of capital stock of Dynea Brasil S.A. in Brazil. Consequently, to a certain extent, our financial condition and results of operations will be dependent on economic conditions in Brazil. See “Item 4. Information on the Company—Description of Business—History.”

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

Inflation and efforts by the Brazilian government to combat inflation may contribute significantly to economic uncertainty in Brazil and could harm the business of our Brazilian subsidiaries

Brazil has, in the past, experienced extremely high rates of inflation. More recently, Brazil’s rates of inflation were 6.1% in 2004, 5.0% in 2005 and 2.8% in 2006, as measured by the Brazilian consumer price index (Índice Nacional de Preços ao Consumidor). In the past, inflation, governmental measures to combat inflation and public speculation about possible future actions have had significant negative effects on the Brazilian economy. Future measures taken by the Brazilian government, including interest rate increases, intervention in the foreign exchange market and actions to adjust or fix the value of the real may trigger increases in inflation, and consequently, have adverse economic impacts on our business. If Brazil experiences high inflation in the future, the business, financial condition and results of operations of our recently acquired Brazilian subsidiaries could suffer.

Fluctuations in the value of Brazil’s currency against the value of the U.S. dollar may result in uncertainty in the Brazilian economy and the Brazilian securities market, which may adversely affect the financial condition and results of operations of our recently acquired Brazilian subsidiaries

The Brazilian real has historically suffered frequent devaluation. In the past, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Although over long periods depreciation of the real generally is correlated with the differential in the inflation rate in Brazil versus the inflation rate in the U.S., depreciation over shorter periods has resulted in significant fluctuations in the exchange rate between the real and the U.S. dollar and other currencies.

The real appreciated by 8.7% against the U.S. dollar in 2006, and appreciated by 9.8% during the first five months of 2007. The exchange rate between the real and the U.S. dollar may continue to fluctuate and may rise or decline substantially from current levels.

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

Risks Relating to Other Markets

Our business, earnings and prospects may be adversely affected by developments in other countries that are beyond our control

Our business and results of operations depend, to a large extent, on the level of economic activity, government and foreign exchange policies and political and economic developments in our principal export markets. In 2006, approximately 92.7% of our total pulp sales and approximately 67.5% of our total sales of forestry, wood and panel products were attributable to exports, principally to customers in Asia, the Americas and Western Europe. Our business, earnings and prospects, as well as our financial condition, results of operations and the market price of our securities, may be materially and adversely affected by developments in these export markets relating to inflation, interest rates, currency fluctuations, protectionism, government subsidies, price and wage controls, exchange control regulations, taxation, expropriation, social instability or other political, economic or diplomatic developments. We have no control over these conditions and developments, which could adversely affect our business, financial condition and results of operations.

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

Forward-looking statements involve inherent risks and uncertainties. These forward-looking statements are based on current plans, estimates and projections; therefore, readers should not place undue reliance on them. Actual results could differ materially from those projected in such forward-looking statements because of various factors that may be beyond our control, including but not limited to our ability to service our debt, fund our working capital requirements, comply with financial covenants in certain of our debt instruments, fund and implement our capital expenditure programs and maintain our relationships with customers, as well as a change in control, the effects on us from competition, future demand for forestry, panels and wood products in the Chilean, Argentine, Brazilian, Uruguayan and export markets, international prices for forestry and wood products, the state of the Chilean and world economies and manufacturing industries, the relative value of the Chilean peso compared to other currencies, inflation, increases in interest rates and changes in our regulatory environment. Forward-looking statements in this annual report speak only as of their dates, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Item 4.	Information on the Company

DESCRIPTION OF BUSINESS

We believe that, as of December 31, 2006, we were Chile’s largest forest plantation owner, and that we are Chile’s largest exporter of forestry and wood products in terms of sales revenue. We have operations in Chile, Argentina and Brazil. As of December 31, 2006, we had approximately 884,296 hectares of plantations in Chile, Argentina, Brazil and Uruguay. During 2006, we harvested 14.2 million cubic meters of sawlogs and pulplogs and sold 4,963,743 cubic meters of wood products, including sawn timber (green and kiln-dried lumber), remanufactured wood products and panels (plywood, medium density fiber board, or MDF, particle board, or PBO, and high density fiber board, or HB).

Based on information published by Resource Information Systems, Inc., an independent research company for the pulp and paper industry, at December 31, 2006, we were one of the world’s largest producers of bleached and unbleached softwood kraft market pulp in terms of volume of pulp produced in 2006, with an estimated 5.9% share of the total world production of bleached softwood kraft market pulp and an 11.4% share of the total world production of softwood kraft market unbleached pulp. “Market pulp” is pulp sold to manufacturers of paper products, as opposed to pulp produced by an integrated paper producer for use in its paper production facilities. “Kraft pulp” is pulp produced using a chemical process.

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

During 2003, we began construction of the first phase of the Nueva Aldea Project, a new forestry-industrial complex in the Eighth Region of Chile, which was completed during 2004. Total capital expenditures related to the first phase of the Nueva Aldea Project were approximately U.S.$169.6 million.

During the first quarter of 2004, we completed construction of the Valdivia Mill, which required a capital expenditure of approximately U.S.$573.7 million.

During 2004, we commenced construction of the second phase of the Nueva Aldea Project, which includes the development of a new pulp mill with installed annual production capacity of 856,000 tons of bleached pulp, consisting of softwood pulp and eucalyptus pulp. We completed the construction and started production in August 2006. Total capital expenditures related to the construction of the pulp mill in the Nueva Aldea Project as of December 31, 2006 amounted to approximately U.S.$841.2 million. See “Item 4. Information on the Company—Description of the Business—Pulp—Pulp mills—Chile.”

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

In February 2006, the COREMA of the Seventh Region of Chile approved an environmental impact study for the construction of a new pipeline for the Constitución Mill, which commenced operations in March 2007.

On February 20, 2006, the COREMA of the Eighth Region of Chile approved the environment impact study for the construction and operation of the Nueva Aldea Mill Pipeline, which we anticipate will commence operations during 2008. During the last quarter of 2006, we commenced construction of a second plywood line at the Nueva Aldea Mill, with a capacity of 225,000 cubic meters.

On June 30, 2006, through Aserraderos Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A. and Forestal Valdivia S.A., we acquired the forestry assets of Cementos Bío-Bío S.A. The acquisition represented an investment of approximately U.S.$133.3 million. The acquired assets consist of 21,000 hectares of pine plantations, one sawmill with an annual production capacity of approximately 250,000 cubic meters per year and a remanufacturing facility.

In October 2006, Arauco began exclusive negotiations with Stora Enso Oyj with respect to potential agreements for the joint ownership of certain forestry land and the acquisition of sawmill in the State of Paraná, Brazil. The forest consists of 50,000 hectares of land, including 30,000 hectares of productive plantations and the sawmill has a capacity of 150,000 cubic meters per year. We cannot provide any assurances that we will reach a definitive agreement with Stora Enso.

On November 10, 2006, through its subsidiary Arauco Internacional S.A., Arauco acquired La Señora del Milagro S.R.L., an Argentine forestry company, which owns approximately 4,000 hectares of land in Argentina, for U.S. $5.4 million.

During the last quarter of 2006, Arauco started the construction of a second line of plywood at the Nueva Aldea Mill with an expected capacity of 225,000 cubic meters.

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

The following table sets forth our ownership interests in our subsidiaries as of December 31, 2006.

	Country of incorporation	Total stock held
Agenciamiento y Servicios Profesionales S.A.	Mexico	99.9985%
Alto Paraná S.A.	Argentina	99.9686
Arauco Denmark ApS	Denmark	99.9990
Arauco Distribución S.A.	Chile	99.9992
Arauco Ecuador S.A.	Ecuador	99.9985
Arauco Forest Brasil S.A. (Ex LD Forest Products)	Brazil	99.9972
Arauco Forest Products B.V.	The Netherlands	99.9999
Arauco Generación S.A.	Chile	99.9985
Arauco Honduras S. de R.L. de C.V.	Honduras	99.9985
Arauco Internacional S.A.	Chile	99.9985
Araucomex S.A. de C.V.	Mexico	99.9985
Arauco Perú S.A.	Peru	99.9985
Arauco Wood Products, Inc.	U.S.A.	99.9985
Aserraderos Arauco S.A.	Chile	99.9992
Bosques Arauco S.A.	Chile	99.9256
Caif S.A.	Argentina	99.9987
Controladora de Plagas Forestales S.A.	Chile	60.4359
Ecoboard S.A.	Argentina	99.9987
Ecoresin S.A.	Argentina	99.9987
Faplac S.A.	Argentina	99.9987
Flooring S.A.	Argentina	59.9992
Forestal Arauco S.A.	Chile	99.9248
Forestal Arauco Costa Rica S.A.	Costa Rica	99.9987
Forestal Arauco Guatemala S.A.	Guatemala	99.9985
Forestal Celco S.A.	Chile	99.9256
Forestal Cholguán S.A.	Chile	97.3143
Forestal Concepción S.A.	Panama	99.9985
Forestal Conosur S.A.	Uruguay	99.9986
Forestal Los Lagos S.A.	Chile	79.9404
Forestal Misiones S.A.	Argentina	99.9861
Forestal Valdivia S.A.	Chile	99.9256
Industrias Forestales S.A.	Argentina	99.9987
Inversiones Celco S.L.	Spain	99.9990
Investigaciones Forestales Bioforest S.A.	Chile	99.9256
La Señora del Milagro S.R.L.	Argentina	99.9986
Molduras Trupán S.A.	Chile	99.9992
Paneles Arauco S.A.	Chile	99.9992
Placas do Paraná S.A.	Brazil	99.9985
Servicios Logísticos Arauco S.A.	Chile	99.9995
Southwoods Arauco Lumber LLC	U.S.A.	99.6110
Trupán Argentina S.A.	Argentina	99.9999

Business Strategy

Our business strategy is to maximize the commercial value of our plantations by pursuing sustainable growth opportunities in our core businesses and expanding into new markets and products. We are implementing our business strategy through the following initiatives:

•	We are executing a capital expenditure plan designed to increase production capacity for pulp and forestry and wood products and to improve efficiency and productivity;

•	We are improving the growth rate and quality of our plantations and increasing production of higher margin clear wood through advanced forest management techniques;

•	We are expanding our product line to enter into new markets by, among other activities, planting eucalyptus trees to provide hardwood pulp; and

•	We continue to develop our state-of-the-art transportation, shipping, storage and product distribution network that allow us to reach over 60 countries worldwide.

Domestic and Export Sales

The following table sets forth our sales revenue derived from exports and domestic sales for the years indicated.

	Year ended December 31,
	2004	2005	2006
	(in millions of U.S.$)
Export Sales
Bleached pulp	$791	$757	$982
Unbleached pulp	155	160	184
Sawlogs	1	—	0
Sawn timber	312	359	413
Remanufactured wood products	226	208	219
Plywood and fiber panels	272	350	391
Posts	25	22	8
Other	1	1	1

Total export sales revenue	$1,781	$1,857	$2,198

Domestic Sales
Bleached pulp	58	72	89
Unbleached pulp	2	2	2
Sawlogs	32	51	56
Pulplogs	4	7	8
Sawn timber	70	75	82
Remanufactured wood products	4	8	13
Chips	—	7	8
Electric power	11	39	34
Plywood and fiber panels	102	238	330
Other	10	18	30

Total domestic sales revenue	$294	$517	$652

Total sales revenue	$2,075	$2,374	$2,850

The following table sets forth a geographic market breakdown of our export sales revenue for the years indicated.

	Year ended December 31,
	2004	2005	2006
	(in millions of U.S. dollars)
North America	$546	$631	$703
Central and South America	173	130	202
Asia	637	596	730
Europe	340	357	420
Other	84	142	143

Total	$1,781	$1,857	$2,198

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

Our forestry activities have obtained ISO 14001 certification through 2007 from the International Standards Organization, or ISO. Additionally, during 2003, we obtained certification in Chile from the National Standard for Sustainable Forest Management (Estándar Nacional de Certificación Forestal Sustentable), or CERTFOR, and in 2004, CERTFOR performed its first audit of our operations and confirmed that we complied with CERTFOR requirements. In 2004, CERTFOR obtained its membership in the Pan European Forest Certification, the forestry certification that covers the largest segment of the world forestry market. We also have obtained ISO 14001 certification for our forestry activities in Argentina. In November 2005, we obtained OHSAS certification for our forestry activities in Argentina.

Forest Plantations

At December 31, 2006, our planted forests consisted of 84.7% radiata and taeda pine, and the balance primarily consisted of eucalyptus. Radiata and taeda pine have a rapid growth rate and a short harvest cycle compared to other commercial softwoods. Radiata and taeda pine are sufficiently versatile for both the production of forestry and wood products and the production of long fiber pulp for sale to manufacturers of paper and packaging.

We seek to manage our forestry resources in a way that ensures that the annual growth of our forest is equal to or greater than the volume of resources harvested each year. In 2006, we planted 41,718 hectares and harvested 32,988 hectares in Chile, Argentina, Brazil and Uruguay. We believe that we will reach a long-term sustainable equilibrium in the latter part of this decade, with annual harvests and plantations of approximately 40,000 hectares.

The majority of our radiata pine is less than 16 years old. Our planted radiata pine forests are located in central and southern Chile, and most are located in close proximity to our major production facilities and to port facilities.

At December 31, 2006, our aggregate radiata pine holdings comprised approximately 40.0% of all Chilean radiata pine plantations, making us the country’s largest radiata pine plantation owner according to the Chilean Forestry Institute.

At December 31, 2006, we owned 246,007 hectares of forest and other land in Argentina, 65,733 hectares of forest and other land in Brazil and 38,037 hectares of forest and other land in Uruguay. Approximately 159,039 hectares of this land is planted with taeda pine and elliotti pine, a species of softwood that has a growth rate similar to that of radiata pine. The balance includes plantations of other species of trees, land to be planted, protected areas and natural forests.

The following table sets forth the number of hectares and types of uses of our land holdings and rights, as of December 31, 2006.

	At December 31, 2006
	Total	Distribution
	(in hectares)	(percentage)
Pine plantations(1)
0-5 years	206,864	14.7
6-10 years	193,311	13.7
11-15 years	142,247	10.1
16-20 years	125,041	8.9
21+ years	81,785	5.8

Subtotal(2)	749,247	53.1
Eucalyptus plantations(3)	122,939	8.7
Plantation of other species	12,109	0.9
Subtotal	884,296	62.7
Land for plantations	44,353	3.1
Land for other uses(4)	481,620	34.2

Total	1,410,268	100.0%

(1)	All years are calculated from the date of planting.
(2)	These figures include 25,093 hectares as to which we have the right to harvest but which we do not own.
(3)	Approximately 83% of our eucalyptus plantations are less than 10 years old.
(4)	Includes roads, firebreaks, native forests and yards.

Land Acquisition and Afforestation

Our total land assets have increased from fewer than 170,000 hectares in 1980 to 1,410,268 hectares at December 31, 2006. That number includes 25,093 hectares owned by third parties (but not including the assets owned by the Bío Bío Investment Fund) as to which we have harvesting rights. Although we have acquired afforested land, the bulk of the increase in our forest plantations has been through the acquisition of bare land that is, subsequently, planted with trees. In the five years ending December 31, 2006, we purchased 55,505 hectares of bare land for plantations and other uses and 78,826 hectares of forested land in Chile. We have also significantly increased our land assets in Argentina, Uruguay and Brazil.

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

On June 30, 2006, through our subsidiaries Aserraderos Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A. and Forestal Valdivia S.A., we acquired the forestry assets of Cementos Bío-Bío S.A. The acquisition represented an investment of approximately U.S.$133.3 million. The acquired assets consist of 21,000 hectares of pine plantations, one sawmill with an annual production capacity of approximately 250,000 cubic meters per year and a remanufacturing facility.

In October 2006, we began exclusive negotiations with Stora Enso Oyj for a joint ownership of certain forestry land and a sawmill in the State of Paraná, Brazil. The forest consists of 50,000 hectares of land, including 30,000 hectares of productive plantations and the sawmill has a capacity of 150,000 cubic meters per year. We cannot provide any assurances that we will reach a definite agreement with Stora Enso.

On October 11, 2006, the Bío Bío Investment Fund, a Chilean fund in which a group of Chilean insurance companies and other private investors participate, acquired the assets of Forestal Bío-Bío S.A. for U.S.$346 million, which include approximately 40,000 hectares of plantations. On that same date, Arauco entered into certain agreements with the Bío Bío Investment Fund pursuant to which Arauco became the administrator and exclusive buyer of these forestry assets. Arauco will receive an annual fee for the administration of the forests. Arauco’s obligations under these agreements include the purchase of the fund’s forestry assets over a seven-year term beginning in 2006 and the purchase of the fund’s supply of timber during the same period. Arauco will pay a total of U.S.$461.6 million for the purchase of the fund’s forestry assets and timber supply over such seven-year term.

The Bío Bío Investment Fund was financed through financial debt amounting to U.S.$240 million and capital contributions. Arauco has determined that Bío Bío Investment Fund is a variable interest entity of which Arauco is the primary beneficiary. As a result, commencing on October 11, 2006, Arauco consolidates the assets and liabilities of the Bío Bío Investment Fund. The indebtedness of the Bío Bío Investment Fund is neither secured by Arauco nor is Arauco liable for such indebtedness. See Note 1(c) to our audited consolidated financial statements.

On November 10, 2006, through its subsidiary Arauco Internacional S.A., Arauco acquired La Señora del Milagro S.R.L., an Argentine forestry company, which owns approximately 4,000 hectares of land in Argentina, for U.S. $5.4 million.

In January 2007, through its subsidiary Bosques Arauco S.A., Arauco acquired 5,105 hectares of radiata pine plantation (excluding land) from Forestal Anchile Ltda. This acquisition represented an investment of approximately U.S.$43.6 million.

Argentina

In October 2005, through our Brazilian subsidiary Arauco do Brasil Ltda., we acquired from Louis Dreyfus S.A.S. 100% of the stock of Ecoboard S.A.I.F. and Louis Dreyfus S.A.I.F. in Argentina and, indirectly as a result of that purchase, 100% of the stock of Caif S.A. and LD Manufacturing S.A. and 60% of the stock of Flooring S.A. As a result of these acquisitions, we own an additional 8,000 hectares of plantations in Argentina.

Brazil

In March 2005, we acquired from Louis Dreyfus S.A.S. 100% of the stock of LD Forest Products S.A. in Brazil and, indirectly as a result of that purchase, 100% of the stock of Placas do Paraná S.A. and 50% of the stock of Dynea Brasil S.A. As a result of these acquisitions, we acquired 25,800 hectares of plantations in Brazil.

In August 2006, through our subsidiary Arauco Forest Brasil S.A., we acquired from the Marchiori Group certain forestry land in Brazil. This investment of U.S.$39.6 million includes 14,715 hectares of land and plantations, mostly consisting of elliotti pine. This acquisition is expected to increase our supply capacity for medium-density fiberboard (MDF) and particleboard (PBO) mills in Brazil.

Forest Management

For our pine plantations, our forestry management activities seek to increase sawlogs through advanced genetic techniques, planting and site preparation procedures, thinning and pruning. Managed forests can produce trees of larger diameter and, if pruned, a higher proportion of clear wood, which generally commands a higher price than knotted wood. Although some land is not suitable for the production of pruned logs, at December 31, 2006, over 41.0% of our pine forests in Chile were actively managed for clear wood production.

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

As of December 31, 2006, we had eight nurseries in Chile, Argentina and Brazil, in which we grow seedlings using seeds and using cuttings from genetically selected trees. To achieve higher quality trees and an increased growth rate, we apply strict selection criteria to the trees from which seedlings are produced. Then, we plant the seedlings manually. Depending upon the species of tree to be planted and the nutrient and physical characteristics of the soil, we may also undertake a certain amount of ground preparation before planting.

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

The following table illustrates, on a hectare basis, the extent of our thinning, pruning and harvesting activities during the periods indicated.

	Year ended December 31,
	2004	2005	2006
	(in hectares)
Thinning	28,779	23,219	22,773
Pruning	38,453	38,477	45,945
Harvesting	28,611	30,971	32,988

We manage our forest activities, but we hire independent contractors to perform the bulk of our operations, including planting, maintenance, thinning, pruning, harvesting, transportation and access road construction. As of December 31, 2006, we had arrangements with more than 430 independent contractors, which employed over 13,850 workers. Many of these contractors have long-standing relationships with us, but we award many contracts based on competitive bids. We believe that our arrangements with independent contractors provide greater flexibility and efficiency than performing these activities directly.

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

We operate an extensive fire control organization that interacts with the fire control organizations of other forestry companies to ensure that any fire damage to our forests is minimal. The operation primarily consists of a system of spotter towers, manned 24 hours a day during the summer months, from which spotters report the direction of any fire observed to a central command post, where the fire’s exact location is determined and an appropriate ground and/or aerial response is formulated. Over the last five years, this system has limited fire damage to our forests to an average of 0.21% of the plantations per year.

Forest Production

We harvested 14.2 million cubic meters of logs during the year ended December 31, 2006, consisting of 9.1 million cubic meters of sawlogs, 4.2 million cubic meters of radiata pine pulplogs and 0.9 million cubic meters of eucalyptus pulplogs and other logs. We did not export any pulplogs during 2006 because substantially all of the pulplogs from our forests were used in our pulp mills. During 2006, our sawmills and panel mills used 7,844,399 cubic meters of sawlogs, and no sawlogs were exported. We also sold 1,473,817 cubic meters of sawlogs to unaffiliated domestic sawmills during 2006.

A log merchandising facility located at the same site as our Horcones I and Horcones II Sawmills optimizes, cuts and classifies wood destined for our plywood facility, sawmills or pulp mills, The Nueva Aldea Project also includes a log merchandising facility, which was completed during the first phase of the project.

Pulp

We believe that we were Chile’s largest producer of bleached and unbleached softwood market pulp in terms of production in 2006. For the year ended December 31, 2006, pulp sales were U.S.$1,257.8 million, representing 44.1% of our total sales revenue for the period.

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

We use a chemical process, known as the kraft process, in our pulp mills in Chile and Argentina. The raw wood is in the form of pulplogs and chips, which are combined in the production process to produce pulp. The pulplogs are first debarked and chipped. The chips are then screened, mixed and cooked with chemicals to separate the bulk of the lignin from the wood fibers. After the material is screened and washed, it is then passed to high-density tanks. For bleached pulp, the next step is a five-stage bleaching process using chemicals, primarily chlorine dioxide. At all of our pulp mills, the bleaching process is preceded by an oxygen delignification stage. Then, the fibers are subjected to a final stage where the sheets are formed and subsequently dried and baled for transport to customers. The lignin and bark produced during this process is used to fuel the boilers that produce steam, providing heat and generating electricity for the mill. Our bleached pulp is bleached to a 90+ brightness level, as measured by the ISO test procedure, which is one of the industry’s measurement methods.

Pulp Mills

At December 31, 2006, we owned and operated five pulp mills in Chile and one in Argentina, with an aggregate installed annual production capacity of approximately 3,041,000 metric tons. Our six pulp mills produced 1,840,453 metric tons of bleached pulp and 338,228 metric tons of unbleached pulp in 2006.

All of our pulp mills in Chile except for the Nueva Aldea Mill are ISO 9001:2000 and ISO14001:2004 certified. The Alto Paraná Mill in Argentina is certified under ISO 9001:2000 and we expect it will be certified under ISO14001:2004 by 2007. No seasonal factors affect plant utilization, and the pulp mills generally run at full capacity throughout the year, with eight to ten days of maintenance scheduled every 12 months.

The following table sets out bleached and unbleached kraft pulp production by plant for each of the years indicated.

	Year ended December 31,
	2002	2003	2004	2005	2006
	(in thousands of metric tons)
Chile
Arauco Mill (bleached)
Arauco I	258	252	260	263	295
Arauco II	498	494	508	494	494
Valdivia Mill (bleached)(1)	—	—	430	351	440
Constitución Mill (unbleached)	354	357	355	353	338
Nueva Aldea Mill (bleached)	—	—	—	—	123
Licancel Mill (bleached)	113	134	141	145	141

Subtotal	1,223	1,237	1,694	1,606	1,831

Argentina
Alto Paraná (bleached)	323	345	349	331	348
Total	1,546	1,582	2,043	1,937	2,179

(1)

Operations at the Valdivia Mill commenced in February 2004, were temporarily suspended for approximately one month during January and February of 2005 and for approximately two months during June, July, and August of 2005.

Chile

Arauco I. Arauco I, which was completed in 1972, is located at the Arauco Mill in the heart of a group of our radiata pine plantations in the Eighth Region of Chile. Arauco I produces elementary chlorine-free pulp, which does not use chlorine gas. Elementary chlorine-free pulp is also produced by a significant portion of our competitors in each of the world’s major pulp producing regions. The installed annual production capacity of Arauco I is approximately 290,000 metric tons of eucalyptus and pine bleached kraft pulp.

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

Constitución Mill. The Constitución Mill is located in the heart of a group of our radiata pine forests in the Seventh Region of Chile. As of December 31, 2006, the Constitución Mill is the largest unbleached softwood market pulp mill in the world, with an installed annual production capacity of approximately 355,000 metric tons. In February 2006, the COREMA of the Seventh Region of Chile approved an environmental impact study for the construction of a new pipeline for the Constitución Mill, which commenced operations in March 2007.

Licancel Mill. We acquired the Licancel Mill in September 1999. It is located in Licantén, which is 250 kilometers south of Santiago. The mill has an installed annual production capacity of approximately 140,000 metric tons of eucalyptus kraft pulp and pine bleached kraft pulp. The Licancel Mill is equipped to produce elementary chlorine-free pulp.

Since June 2007, our operations at the Licancel Mill, a pulp mill located in the Seventh Region of Chile, have been subject to environmental scrutiny by Chilean environmental regulators and the public. On June 5, 2007, in connection with the death of fish in the Mataquito River, approximately 15 kilometers downstream of the mill, we decided to voluntarily suspend our operations in the Licancel Mill as a preventive measure. In addition, Chilean authorities, including the health authorities and the Superintendencia de Servicios Sanitarios (Sanitary Services Superintendency), required that we suspend activities at the Licancel Mill and that we suspend any further discharges into the river. We also commenced independent investigations relating to the cause of the death of the fish. On June 18, 2007, as a result of a pipe leakage in the water treatment system currently in place at the Licancel Mill, an estimated 50 cubic meters of effluents reached the Mataquito River. On that same date, we decided to close the mill indefinitely and informed the Sanitary Services Superintendency of the incident.

We have resolved not to resume operations at the Licancel Mill until we have replaced the current environmental treatment system with a new system that incorporates a new effluent treatment system approved by the environmental authorities. Several administrative and judicial proceedings have been commenced regarding the events at the Licancel Mill, including the death of fish at the Mataquito River. Our ability to resume operations at the Licancel Mill may also depend upon our ability to comply with any requirements that may be imposed by any applicable governmental authority. We estimate that the suspension of operations at the Licancel Mill will result in a loss of profits of approximately U.S.$4 million per month, and that these losses will continue for so long as the mill remains closed. Furthermore, we cannot predict any monetary or other sanctions that may be imposed on us as a result of any ongoing or future environmental, administrative or judicial proceeding. Consequently, the suspension of operations at the Licancel Mill may adversely affect our business, financial condition and results of operations. We cannot assure you that the Licancel Mill will be reopened or that the Licancel Mill, if reopened, would be able to operate without interruptions or changes in its operations. “Item 8. Financial Information—Legal Proceedings.”

Valdivia Mill. We completed construction of the Valdivia Mill during the first quarter of 2004 and commenced operations in February 2004. The Valdivia Mill is located in the province of Valdivia, Tenth Region of Chile (which shall become part of the newly-created Fourteenth Region of Chile), an area with significant radiata pine and eucalyptus plantations. The Valdivia Mill has an installed potential annual production capacity of approximately 550,000 metric tons of bleached pulp, consisting of softwood pulp and eucalyptus pulp.

The Valdivia Mill has been subject to legal and administrative proceedings by the Chilean environmental regulators. Primarily, it has been alleged that the Valdivia Mill’s operations impacted the nearby Carlos Anwandter Nature Sanctuary and contributed to the migration and death of black-neck swans in an area downstream from the mill on the Cruces River. In connection with an environmental administrative proceeding, environmental regulators required us to temporarily suspend operations at the Valdivia Mill for approximately one month in January 2005. We resumed operations at the mill on February 18, 2005. On June 8, 2005, we voluntarily suspended operations at the Valdivia Mill which we estimate resulted in a loss of sales of approximately U.S.$1.0 million per day and a loss of profits of approximately U.S.$250,000 per day. Pursuant to the decision of our board of directors based on certain clarifications provided by the COREMA of the Tenth Region of Chile, the mill resumed operations on August 12, 2005 at a reduced annual production of 440,000 metric tons or 80% of its authorized production capacity, after 64 days of suspended operations. In order to achieve the full production capacity authorized by applicable permits (equal to 550,000 metric tons of wood pulp per year), the pulp mill would have to comply with certain new requirements established by the COREMA of the Tenth Region of Chile including modifications to the effluents’ parameters (including, among others, aluminum, sulfate, nitrogen and chlorate). In March 2006, Knight Piesold, an independent environmental auditing firm appointed by the COREMA of the Tenth Region of Chile, officially determined that the Valdivia Mill had complied with the applicable requirements. As a result, we are currently requesting permission from the environmental authorities to resume full production capacity (500,000 metric tons of wood pulp per year). See “Item 3. Key Information—Risk Factors—Risks Relating to Arauco and the Forestry Industry—Environmental concerns led us to temporarily suspend our operations at the Valdivia Mill, which adversely affected, and in the future may continue to adversely affect, our business, financial condition and results of operations”, “Item 4. Information on the Company—Government Regulation—Environment” and “Item 8. Financial Information—Legal Proceedings.”

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

In 2005, the COREMA instructed us to present by March 31, 2006, an environmental impact study for the construction of a pipeline to discharge the Mill’s wastewater in a body of water other than the Cruces River or the Carlos Anwandter Nature Sanctuary or their sources. The COREMA also instructed us to construct and put into operation the pipeline no later than 15 months from the date COREMA approves the environmental impact study in final form. COREMA initially extended the deadline for the presentation of this environmental impact study to April 2007 and recently extended it again to March 31, 2009. When it approved the new deadline, COREMA required us to present an additional environmental impact study for the implementation of substantial technological improvements on the quality of the effluents generated by the Valdivia Mill. We submitted this study on June 13, 2007.

Most recently, the COREMA of the Tenth Region of Chile has appointed a Canadian consulting company, Ecometrix, to analyze and prepare a report on different feasible alternatives for discharge of the Valdivia Mill effluents. Approval by the COREMA of Arauco’s environmental impact study regarding a pipeline, the construction and operation of such a pipeline and also the approval of the environmental impact study regarding the improvement of the quality of the effluents are each subject to many environmental, regulatory, engineering and political uncertainties at this time. As a result, we cannot give you any assurance that such projects will ever be approved or completed. If either our environmental study or the installation of the pipeline is delayed for reasons that COREMA attributes to us, we may face sanctions that include warnings, fines or the revocation of the Valdivia Mill’s environmental permit of operation. Alternatively, if COREMA considers that such delays are beyond our control, we believe that COREMA should extend the applicable deadlines. However, we can offer no assurances that any deadline extension will be granted, even if we comply with all the requirements set forth by COREMA.

As a result, we offer no assurance that the Valdivia Mill will be able to operate without further interruption or that it will resume operations at full capacity, notwithstanding our compliance with the new requirements imposed by COREMA. Any future suspension of operations at the Valdivia Mill or at any other of our significant operating plants would likely have a material adverse effect on our business, financial condition and results of operations.

Nueva Aldea Mill. During 2004, we commenced construction of the second phase of the Nueva Aldea Project, which includes the development of a new pulp mill with authorized annual production capacity of 856,000 tons of bleached pulp, consisting of softwood pulp and eucalyptus pulp. In August 2006, we commenced the start-up process of the Nueva Aldea Pulp Mill, and production capacity reached designed capacity in May 2007. The second phase of the Nueva Aldea Project has been subject to significant environmental challenges, and construction of the pulp mill was temporarily suspended between January 12 and March 10, 2005. See “Item 3. Key Information—Risk Factors—Risks Relating to Chile—The application of Chilean environmental regulations could adversely affect our ability to accomplish our development goals and adversely affect our results of operations,” “Item 4. Information on the Company—Government Regulation—Environment” and “Item 8. Financial Information—Legal Proceedings.”

On February 20, 2006, the COREMA of the Eighth Region of Chile approved the environmental impact study for the construction and operation of the Nueva Aldea Mill Pipeline, which will permit the mill to discharge certain liquid effluents into the ocean. We anticipate the Nueva Aldea Mill Pipeline will commence operations during 2008, subject the satisfaction of certain conditions, including the receipt of certain public approvals.

Argentina

Alto Paraná Mill. Alto Paraná’s softwood pulp mill is located in the Province of Misiones, a region whose soil and climate are favorable for the rapid growth of pine trees. The Alto Paraná Mill is the only bleached softwood kraft market pulp facility in Argentina. The mill has installed annual production capacity of approximately 350,000 tons of pulp, which includes approximately 250,000 tons of bleached softwood pulp, currently representing almost all of the total bleached softwood pulp production capacity in Argentina, and approximately 100,000 tons of fluff pulp.

Production Costs

Based on information published by Resource Information Systems, Inc., our cash costs for softwood pulp production are significantly lower than the average costs of market pulp producers in Canada, the United States and Scandinavia, particularly with respect to timber and labor costs. While our modern facilities result in depreciation exceeding some of such Northern Hemisphere producers, our costs are still significantly lower than the average costs of our Northern Hemisphere competitors, on a total delivered cost basis. The following table compares our costs for the production of bleached softwood kraft market pulp to the average costs of market pulp producers in selected regions in the Northern Hemisphere for the year ended December 31, 2006.

	Bleached Softwood Kraft Pulp Producers’ Cost
	Arauco	British Columbia Coast	British Columbia Interior	United States South	Sweden	Finland
	(in U.S.$ per metric ton for the year ended December 31, 2006)
Wood	124	178	116	156	194	269
Total chemicals	33	63	68	70	53	52
Labor	41	76	70	42	40	45
Others(1)	32	196	177	139	79	59

Total cash cost	231	513	431	407	366	425
Depreciation	64	53	31	62	59	76

Total mill cost	295	566	462	469	425	501
Transportation(2)	67	69	104	66	32	37

Total delivered cost	362	635	566	535	457	538

(1)	Includes energy, materials and other production costs.
(2)	Delivered in Northern Europe.

Source: Resource Information Systems, Inc. World Pulp Annual Historical Data, December 2006, except Arauco information, which is furnished by Arauco.

Sales

The world market for bleached kraft market pulp during the year ended December 31, 2006 was approximately 41.1 million metric tons. Based on information published by Resource Information Systems, Inc., we believe that our production represented 4.5% of this market in 2006. During the year ended December 31, 2006, we sold approximately 91.7% of our bleached pulp abroad, principally to customers in Asia and Western Europe. The domestic market in Chile is dominated by a single integrated pulp and paper manufacturer, so the Chilean market for bleached market pulp is relatively small.

Integrated manufacturers dominate the world production of unbleached softwood pulp, which leaves non-integrated companies that sell market pulp, like us, with only a small percentage of total production. “Market pulp” is pulp sold to manufacturers of paper products, as opposed to pulp produced by an integrated paper producer for use in its paper production facilities. With a total world production of unbleached softwood kraft market pulp of 3.0 million metric tons for 2006, according to Resource Information Systems, Inc., our Constitución Mill was the world’s largest single producer of unbleached softwood market pulp, with 11.4% of the total market in 2006. During the year ended December 31, 2006, approximately 99.0% of our total unbleached market pulp sales consisted of export sales. While for the last five years Asia has been our principal export market for unbleached market pulp, we continually seek niche markets for our products in Western Europe and the United States. Historically, our sales in the Chilean market have been less than 5% of our total unbleached pulp sales revenue.

The following table sets forth, by region, the sales volumes of bleached and unbleached pulp for the years indicated.

	Year ended December 31,
	2004	2005	2006
	(in metric tons)
Bleached Pulp
North and South America	272,679	276,496	357,592
Europe	540,454	538,306	592,842
Asia	825,829	793,631	854,125
Other	553	30,872	44,801

Total	1,639,515	1,639,305	1,849,360

Unbleached Pulp
North and South America	34,593	50,963	58,838
Europe	19,115	19,928	21,420
Asia	308,039	284,455	275,405
Other	—	—

Total	361,747	355,346	355,664

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

The following table sets forth our average bleached and unbleached pine pulp prices per metric ton at the indicated dates, for the years indicated.

	2004	2005	2006
	(U.S.$ per metric ton)
Bleached Pulp
March 31	528	540	532
June 30	583	490	573
September 30	495	495	620
December 31	486	497	631

Unbleached Pulp
March 31	446	470	484
June 30	451	456	505
September 30	417	462	559
December 31	421	456	587

In accordance with customary pulp market practice, we do not have long-term sales contracts with our customers; rather we maintain long-standing relationships with our customers pursuant to which we periodically reach agreements on specific volumes and prices. We have a diversified customer base located throughout the world and totaling, as of December 31, 2006, more than 320 clients. As of December 31, 2006, we employ more than 10 sales agents to represent us in more than 50 countries. We manage this worldwide sales network from our headquarters in Chile.

Wood Products

Our wood products consist of sawmill and remanufactured wood products. For the year ended December 31, 2006, revenue from sales of wood products was U.S.$726.2 million, representing 25.5% of our total sales revenue for the year.

The following table sets forth, by category, our wood products sales to unaffiliated third parties for each of the periods indicated.:

	Year ended December 31,
	2002	2003	2004	2005	2006
	(in thousands of cubic meters)
Sawn timber	1,563	1,665	1,968	2,425	2,512
Remanufactured wood products	248	299	344	360	430

Sawmills

Our sawmill products are sawn timber (green, kiln-dried lumber and flitches) and remanufactured wood products. For the year ended December 31, 2006, revenue from sales of sawmill products was U.S.$726.2 million, representing 25.5% of our total sales revenues for the period.

As of December 31, 2006, we own 15 sawmills, 13 in Chile and two in Argentina, with aggregate installed annual processing capacity of approximately 7,030,000 cubic meters of sawlogs and an aggregate installed annual production capacity of approximately 3,750,000 cubic meters of lumber. Contractors that are not related to us or to each other operate our 13 sawmills in Chile. We operate our sawmills in coordination with our forestry and sales operations, since our sawn timber is generally produced in accordance with customer specifications. All of the sawmills are located near our pine plantations.

As of December 31, 2006, we also own six remanufacturing facilities, five in Chile and one in Argentina, that reprocess sawn timber into remanufactured wood products, such as moldings, jams and pre-cut pieces that end users require for doors, furniture and door and window frames. These facilities produced 424.3 thousand cubic meters of remanufactured wood products in 2006.

Aserraderos Arauco S.A. was established in 1993 to centralize management and control production in our sawmill and remanufacturing operations. Our sawmills and remanufacturing facilities in Chile are currently operated by independent contractors that are paid sawing service fees calculated on a fixed and variable basis depending on productivity, with price renegotiations in the event of material changes in costs or productivity. Each of our 19 independent contractors operates exclusively for us and only with respect to one sawmill or remanufacturing facility. We believe that our arrangements with independent contractors provide us with greater flexibility and efficiency than performing such activities on our own. We operate our sawmills and remanufacturing facilities in Argentina.

The following is a brief description of our sawmills and remanufacturing facilities and their production capacity, as of December 31, 2006. Processing capacity measures a facility’s input, while production capacity measures its output. Typically, a facility’s production capacity is 45% to 50% less than its processing capacity.

Chile

Araucana Sawmill. This sawmill processes logs to produce sawn timber, including high-grade sawn timber for remanufacturing and flitches. It has installed annual production capacity of approximately 140,000 cubic meters of lumber.

Cholguán Sawmill. This sawmill was acquired in March 2000 and has installed annual production capacity of approximately 350,000 cubic meters of lumber, as well as drying kiln facilities and two remanufacturing facilities with installed annual production capacity of approximately 70,000 cubic meters of remanufactured wood products. The Cholguán sawmill also has a special facility for making laminating beams with installed annual production capacity of approximately 11,200 cubic meters and drying facilities with installed annual production capacity of approximately 260,000 cubic meters.

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

El Coronel Sawmill. This sawmill was acquired from Forestal Bío-Bío S.A. in October 2006. It has installed annual production capacity of approximately 150,000 cubic meters of sawn timber. It is also equipped with drying kilns with installed annual production capacity of approximately 150,000 cubic meters.

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

Lomas Coloradas Sawmill. This sawmill was acquired from Cementos Bío-Bío S.A. in June 2006. This sawmill has installed annual production capacity of approximately 260,000 cubic meters of sawn timber. It is also equipped with drying kilns with installed annual production capacity of approximately 72,000 cubic meters and a remanufacturing facility with installed annual production capacity of approximately 40,000 cubic meters of remanufactured wood products.

Mutrún Sawmill. This sawmill has installed annual production capacity of approximately 130,000 cubic meters of lumber. It is also equipped with drying kilns with installed annual production capacity of approximately 95,000 cubic meters.

Nueva Aldea Sawmill. This sawmill has installed annual production capacity of approximately 450,000 cubic meters of sawn timber. It is also equipped with drying kilns with installed annual production capacity of approximately 365,000 cubic meters.

Valdivia Sawmill. This sawmill has installed annual production capacity of approximately 360,000 cubic meters of lumber. It also has drying facilities with installed annual production capacity of approximately 295,000 cubic meters of remanufactured wood products and a remanufacturing facility with installed annual production capacity of approximately 72,000 cubic meters of remanufactured wood products.

Viñales Sawmill. This sawmill has installed annual production capacity of approximately 260,000 cubic meters of lumber. It is also equipped with drying kilns with installed annual production capacity of approximately 210,000 cubic meters and a remanufacturing facility with installed annual production capacity of approximately 120,000 cubic meters of remanufactured wood products.

Argentina

Bosetti Sawmill. Alto Paraná S.A. acquired this sawmill in 2004 as part of its purchase of the forestry assets of Pecom Energía S.A. in Argentina. This mill has installed annual production capacity of approximately 150,000 cubic meters of lumber. It also has drying facilities with installed annual production capacity of approximately 180,000 cubic meters of remanufactured wood products.

Piray Sawmill. This sawmill, previously known as the Misiones Sawmill, was completed in 2000. It has installed annual production capacity of approximately 320,000 cubic meters of lumber. It is also equipped with drying kilns with installed annual production capacity of approximately 320,000 cubic meters and a remanufacturing facility with installed annual production capacity of approximately 65,000 cubic meters of remanufactured wood products.

Plywood and Fiberboard Panels

Our panel products are plywood and fiber panels. At December 31, 2006, we owned two plywood mills, one HB mill and two MDF mills in Chile, one MDF mill and one PBO mill in Argentina, and one MDF mill and one PBO mill in Brazil. For the year ended December 31, 2006, sales of panels were U.S.$720.9 million, representing 25.3% of our total sales revenues.

The following table sets forth, by category, our plywood and fiberboard panel sales to unaffiliated third parties for each of the years indicated.

	Year ended December 31,
	2002	2003	2004	2005	2006
	(in thousands of cubic meters)
Total plywood and fiberboard panels	643	1,059	1,107	2,046	2,397

The total annual production capacity of these nine mills is approximately 2,320,000 cubic meters of plywood and fiberboard panels, placing us among the principal wood panel companies in Latin America. The total installed annual production capacity of our two plywood mills is approximately 580,000 cubic meters of plywood. During 2006, they produced an aggregate of 574,867 cubic meters of plywood. Our HB mill has installed annual production capacity of approximately 60,000 cubic meters per year, and produced 60,197 cubic meters of panels in 2006. Our MDF mills have an installed annual production capacity of approximately 1,120,000 cubic meters, and in 2006 they produced an aggregate of 1,105,338 cubic meters of panels. Our PBO mills in Brazil and Argentina (acquired in March 2005 and October 2005, respectively) have an installed annual production capacity of approximately 560,000 cubic meters, and produced an aggregate of 504,069 cubic meters of panels in 2006.

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

Exports, which include sales to countries other than Chile, Argentina and Brazil, accounted for 54.3% of our total sales revenues of plywood and fiberboard panels for the year ended December 31, 2006. We sell plywood and fiberboard panels primarily to customers in North America, Europe, Brazil, Chile and Argentina.

Forestry Products

Our forestry products are sawlogs, pulplogs, posts and chips. As a result of our forest management policies and the increasing maturity of our plantations, our plantations are yielding increasing volumes of forestry products, particularly clear wood. As the volume of clear wood has grown, we have broadened our range of forestry products. For the year ended December 31, 2006, sales of forestry products were U.S.$80.4 million, representing 2.8% of our sales revenues for such year.

The following table sets forth, by category, forestry product sales to unaffiliated third parties for each of the years indicated.

	Year ended December 31,
	2002	2003	2004	2005	2006
	(in thousands of cubic meters)
Sawlogs	585	516	941	1,457	1,474
Pulplogs	419	256	177	254	239
Posts	45	54	101	88	34
Chips	36	30	2	109	178

Competition

We experience substantial worldwide competition in each of our geographical markets and in each of our product lines. Several of our competitors are larger than we are and may have greater financial and other resources than we have.

Pulp

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

Plywood and fiberboard panels

Arauco competes in the plywood and fiberboard panels markets mainly with North American, European and Latin American companies principally based in Brazil, Argentina and Chile. Arauco is recognized in the worldwide market as an attractive supplier for customers with diversified demands of panels, due to the quality, variety, and wide range of its products. These clients also value the capacity of the company in providing them a constant and growing product line for the construction, furniture, decoration and molding industries.

Wood and forestry products

Arauco’s principal competitors in the forestry and wood products markets are the major European, North American, New Zealand and Chilean forestry companies. Arauco believes that its relatively low cost of wood, its operating efficiencies, such as in transportation, its ability to customize orders, its domestic and offshore sales and marketing organizations, and the versatility of radiata pine allow it to compete effectively in the world market for forestry and wood products.

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

The following are the principal Chilean ports that we use:

•

Coronel. A private port located between Concepción and the Arauco Mill, which we constructed as a member of a consortium with five other companies and in which we have an equity interest of 50.0%. We shipped approximately 39.5% of our aggregate export volume through this port in 2006;

•	Lirquén. A private port in Concepción in which we have an equity interest of 20.1% and through which we shipped approximately 26.5% of our aggregate export volume during 2006; and

•	San Vicente and Talcahuano. Both are state-owned ports near the city of Concepción through which we shipped approximately 33.5% of our aggregate export volume during 2006.

The ports we use in Chile are approximately 55 kilometers from the Arauco Mill, 330 kilometers from the Constitución Mill, 370 kilometers from the Licancel Mill, 100 kilometers from the Nueva Aldea Mill, and 410 kilometers from the Valdivia Mill. We do not own pulp storage warehouses in any of these ports.

We ship pulp to various ports in Europe, North and South America and Asia and, as is customary in the pulp industry, we store some stock in those ports. We use 18 foreign ports that have warehouse facilities available, and standard storage terms provide that we are entitled to a certain period of storage free of charge. We seek to ensure that it does not exceed the free storage period for each shipment. At December 31, 2006, we had approximately 30,810 metric tons in storage in warehouses at foreign ports.

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

Description of Property

Our principal properties consist of land and production plants and facilities, the majority of which are located in Chile. At December 31, 2006, we owned approximately 1,060,491 hectares of land in Chile, over 709,435 hectares of which consist of forest plantations, and 349,777 hectares of land in Argentina, Brazil and Uruguay, of which 174,861 consist of forest plantations. In addition, at December 31, 2006, we owned various plants and facilities, including five pulp mills, five panel mills, 13 sawmills and five remanufacturing facilities in Chile; one pulp mill, two sawmills, one MDF mill, one PBO mill and one remanufacturing facility in Argentina; and one MDF mill and one PBO mill in Brazil.

Insurance

Consistent with industry practice, we maintain fire insurance coverage for all our Chilean forest holdings and nurseries but do not insure against pests or disease. Depending on the age of the trees affected, our insurance covers timber loss, either at replacement cost or commercial value. Our Argentine operations do not maintain fire insurance for their timber assets because we believe that the risk of damage from fire is low because Argentina receives significant amounts of rainfall, particularly during the summer months. We do not carry fire insurance for our forests in Brazil because the risk of damage from fire does not justify the costs of carrying insurance.

We also carry insurance, consistent with industry practice, covering our production plants, facilities and equipment. This insurance provides coverage, in the event of fire, explosion, machinery breakdown or natural disaster, for 12 months of business interruptions (18 months in the case of a boiler explosion in our pulp mills). All of our insurance policies covering our forest holdings and production plants, facilities and equipment in Chile are carried by the Royal & Sun Alliance insurance group and La Chilena Consolidada (part of the Zürich Group). Our insurance policies for facilities and equipment in Argentina are carried by the Royal & Sun Alliance and the Zürich Group, and these policies cover damage resulting from fire. Our MDF and particleboard mills in Brazil are insured by Itaú, and these policies cover fire, explosions, electrical damage, equipment damage and loss of profit.

CAPITAL EXPENDITURES

To utilize our increasing volume of forest production, we have continually added to, expanded and modernized our processing facilities. Our planned capital expenditures for 2007 include the construction of the second line of the Nueva Aldea plywood mill and the construction of the Nueva Aldea and Constitución pipelines.

Currently, we expect to complete the second line of the Nueva Aldea plywood mill in the fourth quarter of 2007, with a projected annual capacity of 250,000 cubic meters and projected capital expenditures of approximately US$34.8 million, to be funded with cash. We completed the Constitución pipeline in March 2007 and expect to complete the Nueva Aldea pipeline in 2008. The completion of the Nueva Aldea pipeline will require approximately US$53.0 million in capital expenditures, to be funded with cash. See “Item 4. Information on the Company—Description of Business——Forestry Activity—Land Acquisition and Afforestation.”

In 2006, aggregate capital expenditures were U.S.$1,090.5 million, consisting primarily of U.S.$652.2 million in investments in the forestry business, principally U.S.$332.3 million relating to the Bío-Bío Investment Fund transaction, an investment of U.S.$352.3 million related to the acquisition of the forestry assets of Cementos Bío-Bío S.A. and U.S$39.6 million related to the acquisition of 14,715 hectares of forestry land in Brazil. Capital expenditures for 2006 also included U.S.$352 million in investments in the pulp business, principally U.S.$227.5 relating to the construction of the Nueva Aldea pulp mill and U.S.$53.0 relating to the Nueva Aldea and Constitución pipelines.

These capital expenditures represent amounts accrued for purposes of our audited consolidated financial statements and do not necessarily represent the cash cost of capital expenditures in 2006.

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

Chile

The Chilean legislation to which we are subject includes the Chilean Environmental Law (Ley Sobre Bases Generales del Medio Ambiente) and related regulations. The Chilean Environmental Law created the National Environmental Commission (Comisión Nacional del Medio Ambiente), or CONAMA, which includes under its organization the various Regional Environmental Commissions (the COREMAs). CONAMA is a public agency under the supervision of the President of Chile through the Environmental Ministry (Ministro Presidente de la Comisión Nacional del Medio Ambiente). These commissions are responsible for, among other things, coordinating existing environmental regulations and evaluating environmental impact studies or declarations of environmental impact. Under the Chilean Environmental Law, we are required to conduct environmental impact studies or declarations of environmental impact of any future projects or activities (or their significant modifications) that may affect the environment. These and other regulations also establish procedures for private citizens to object to the plans or studies submitted by project owners.

CONAMA, the COREMA, and other governmental agencies may also participate in the oversight of the implementation of projects in accordance with their environmental impact studies or declarations of environmental impact. Under the Chilean Environmental Law and other regulations, affected private citizens, public agencies and local authorities can sue to enforce environmental compliance. Enforcement remedies include temporary or permanent closure of facilities and fines. The application of these environmental laws and remedies may adversely affect the manner in which we seek to implement our business strategy and our ability to realize our strategy.

We recently faced, and continue to face, certain environmental administrative proceedings in connection with certain of our pulp mills. In connection with these proceedings and based on recent legislation, Administrative Proceedings Law No. 19,880, the COREMA for the Tenth Region of Chile, ordered the suspension of production at the Valdivia Mill as an interim preventive measure in January 2005. The mill reopened in February 2005, after the COREMA for the Tenth Region of Chile determined that the mill could continue operations subject to a number of conditions.

On June 6, 2005, the COREMA for the Tenth Region of Chile modified our permit for the Valdivia Mill by, among other requirements, reducing the annual production capacity of the mill to 440,000 metric tons until we comply with certain conditions, which include additional monitoring of some aspects of our emissions. In addition, the modifications set new emission limits for several pollutants and require us to conduct a new environmental impact study for an alternative system for the discharge of wastewater, which we were directed to submit to the COREMA for the Tenth Region of Chile for approval no later than March 31, 2006. On February 1, 2006, the COREMA of the Tenth Region of Chile extended this deadline to March 31, 2007. We must construct and implement the alternative system, which cannot involve the discharge of effluents into the Cruces River, the Carlos Anwandter Sanctuary or their effluents, within 15 months of approval of the environmental impact study in final form. COREMA initially extended the deadline for the presentation of this environmental impact study to April 2007 and recently extended it again to March 31, 2009. At the time of approving the new deadline, COREMA required us to present an additional environmental impact study for the implementation of substantial technological improvements on the quality of the effluents generated by the Valdivia Mill. We submitted this environmental impact study on June 13, 2007.

In connection with an environmental administrative proceeding, environmental regulators required us to temporarily suspend operations at the Valdivia Mill for approximately one month in January 2005. We resumed operations at the mill on February 18, 2005. On June 8, 2005, we voluntarily suspended operations at the Valdivia Mill which we estimate resulted in a loss of sales of approximately U.S.$1.0 million per day and a loss of profits of approximately U.S.$250,000 per day. Pursuant to the decision of our board of directors based on certain clarifications provided by the COREMA of the Tenth Region of Chile, the mill resumed operations on August 12, 2005 at a reduced annual production of 440,000 metric tons or 80% of its authorized production capacity, after 64 days of suspended operations. In order to achieve the full production capacity authorized by applicable permits (equal to 550,000 metric tons of wood pulp per year), the pulp mill would have to comply with certain new requirements established by the COREMA of the Tenth Region of Chile including modifications to the effluents’ parameters (including, among others, aluminum, sulfate, nitrogen and chlorate). In March 2006, Knight Piesold, an independent environmental auditing firm appointed by the COREMA of the Tenth Region of Chile, officially determined that the Valdivia Mill had complied with the applicable requirements. As a result, we are currently requesting permission from the environmental authorities to resume full production capacity (550,000 metric tons of wood pulp per year). See “Item 3. Key Information—Risk Factors—Risks Relating to Arauco and the Forestry Industry—Environmental concerns led us to temporarily suspend our operations at the Valdivia Mill, which adversely affected, and in the future may continue to adversely affect, our business, financial condition and results of operations” and “Item 4. Information on the Company—Description of Business—Pulp—Pulp mills—Chile—Valdivia Mill.”

Most recently, the COREMA of the Tenth Region of Chile has appointed a Canadian consulting company, Ecometrix, to analyze and prepare a report on different feasible alternatives for discharge of the Valdivia Mill effluents. Approval by the COREMA of our environmental impact study regarding a pipeline, the construction and operation of such a pipeline and also the approval of the environmental impact study regarding the improvement of the quality of the effluents are each subject to many environmental, regulatory, engineering and political uncertainties at this time. As a result, we cannot give you any assurance that such projects will ever be approved or completed. If either our environmental study or the installation of the pipeline is delayed for reasons that COREMA attributes to us, we may face sanctions that include warnings, fines or the revocation of the Valdivia Mill’s environmental permit of operation. Alternatively, if COREMA considers that such delays are beyond our control, we believe that COREMA should extend the applicable deadlines. However, we can offer no assurances that any deadline extension will be granted, even if we comply with all the requirements set forth by COREMA. Any future suspension of operations at the Valdivia Mill or at any other of our significant operating plants can be expected to have similar adverse effects. We offer no assurance that the Valdivia Mill will be able to operate without further interruption or that it will resume operations at full capacity notwithstanding our compliance with the new requirements imposed by the COREMA are fulfilled.

The National Defense Council has instituted an action seeking reparations, damages and indemnification from us for environmental harm allegedly caused by the Valdivia Mill. In addition, since the end of 2004, various criminal proceedings relating to alleged violations of several environmental laws have been instituted in Chile in which some of our mills may be involved. See “Item 3. Key Information—Risk Factors—Risks Relating to Arauco and the Forestry Industry—We are subject to legal proceedings related to our mills, which could adversely affect our business, financial condition and results of operations” and “Item 8. Financial Information—Legal Proceedings.”

We also faced environmental proceedings in connection with the pulp mill at the Nueva Aldea Project while it was under construction. As a result, the COREMA for the Eighth Region of Chile required us to suspend construction at the Nueva Aldea Project for approximately two months in January 2005. We resumed the construction of the pulp mill in March 2005, after complying with the conditions set by the COREMA for the Eighth Region of Chile. On August 30, 2006, the Nueva Aldea pulp mill initiated its production, and production capacity reached designed capacity in May 2007. There can be no assurance that the pulp mills will continue to operate without further interruption. See “Item 8. Financial Information—Legal Proceedings.”

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

Overview

We derive our sales revenue from the sale of bleached and unbleached pulp and forestry and wood products, such as sawlogs, pulplogs, sawn timber, remanufactured wood products and panels. For the year ended December 31, 2006, export sales constituted approximately 77.1% of our total sales revenue. Sales of pulp constitute the single largest component of our sales revenue. As with many commodities, pulp is subject to significant cyclical price fluctuations determined by global supply and demand. Accordingly, our sales revenue is subject to cyclical fluctuations. World prices for forestry and wood products, which are also generally viewed as commodities, fluctuate significantly.

Although prices tend to have the most significant effect on our results of operations, sales volume and product mix, costs and exchange rate fluctuations also can have a substantial impact on our results.

Our business and results of operations depend, to a large extent, on the level of economic activity, on government and foreign exchange policies and on political and economic developments in our principal export markets. In 2006, we exported our products to Asia, to North, Central and South America, to Europe and, to a lesser extent, to Africa and the Middle East. In 2006, approximately 92.7% of our total pulp sales and approximately 67.5% of our total forestry, wood products and panel product sales were attributable to exports, principally to customers in the Americas, Asia and Western Europe. Our business, earnings and prospects may be materially and adversely affected by developments in these export markets with respect to inflation, interest rates, currency fluctuations, protectionism, government subsidies, price and wage controls, exchange control regulations, taxation, expropriation or social instability, as well as by political, economic or diplomatic developments.

At December 31, 2006, approximately 81.6%of our property, plant, equipment and forest assets were located in Chile, approximately 12.5% were located in Argentina and approximately 6.0% were located in Brazil. In 2006, approximately 10.2% of our consolidated sales revenue was derived from sales to customers in Chile, approximately 5.7% of our consolidated sales revenue was derived from sales to customers in Argentina, and approximately 7.0% of our consolidated sales revenue was derived from sales to customers in Brazil. Accordingly, our financial condition and results of operations depend, to a significant degree, upon economic conditions in Chile, Argentina and Brazil.

Despite growth in the 1980s and 1990s, the Chilean economy has remained smaller than the economies of certain other Latin American countries. In 2000, the Chilean gross domestic product grew 4.5%, but growth slowed to 3.4% in 2001, 2.2% in 2002 and 3.9% in 2003. In 2004, GDP growth was stronger than previous years, reaching 6.2%. Unemployment was high, averaging 9.2% in 2001, 9.0% in 2002, 8.5% in 2003, 8.8% in 2004 and 8.1% in 2005. GDP grew 4.0% in 2006 and unemployment began to decline, reaching 6.0%.

From late 1998 to 2002, the Argentine economy went through an economic recession marked by reduced levels of consumption and investment and an elevated unemployment rate. Argentine GDP decreased by 3.4% in 1999, 0.8% in 2000, 4.0% in 2001 and 10.9% in 2002. In December 2001, amid public demonstrations and the resignation of the Argentine president, Argentina declared a suspension on payment of its foreign debt. In early 2002, the government released the Argentine peso from its one-to-one peg to the dollar and allowed the exchange rate to float, resulting in a 49.6% devaluation of the Argentine peso from January 1, 2002 to December 31, 2002. From 2003 to 2006, economic indicators showed some signs of recovery, and the Argentine gross domestic product increased by 8.8% in 2003, 8.7% in 2004, 9.2% in 2005 and 8.5% in 2006. In June 2005, Argentina restructured a significant portion of its sovereign bonds outstanding. The Argentine economy may not continue to recover and future economic, social and political developments in Argentina, over which it has no control, could impair Alto Paraná’s business, financial condition or results of operations.

Brazil’s GDP grew by an estimated 2.9% in real terms in 2006, compared to a growth rate of 2.3% in 2005. However, in recent years, the Brazilian economy has experienced turbulence. In 2000, GDP grew 4.4%, but in 2001 and 2002, due to the international crisis in Latin and North America and the electric energy rationing in Brazil, GDP grew only 1.3% and 1.9%, respectively. GDP decreased 0.5% in 2003, mainly due to uncertainty regarding the election process and new economic policies to be implemented by the newly elected government of President Luis Ignacio Lula da Silva. The Brazilian real/U.S. dollar exchange rate also experienced turbulence in that period. During 2001, the Brazilian real declined in value by 18.7% against the U.S. dollar, and in 2002, it further devalued by 52.3%, closing at R$3.5333/U.S.$1.00 on December 31, 2002. These changes were attributable primarily to uncertainties regarding the ongoing presidential election process. Those concerns dissipated during 2003, resulting in an appreciation of the Brazilian real by 18.2% against the U.S. dollar in that year. During 2004, the Brazilian real continued to recover against the U.S. dollar, with an 8.1% appreciation. The Brazilian real appreciated 8.6% during 2006.

Future developments in the Chilean, Argentine and Brazilian economies may impair our ability to proceed with our strategic plan or our business, financial condition or results of operations. Our financial condition and results of operations could also be materially and adversely affected by changes in political, economic, regulatory or other policies of the Chilean, Argentine and Brazilian governments, which have exercised and continue to exercise substantial influence over many aspects of the private sector in these countries, or other political or economic developments in Chile, Argentina and Brazil, as well as regulatory changes or administrative practices of Chilean authorities, over which we have no control.

Valdivia Mill Closure

Our operations at the Valdivia Mill have been subject to continued environmental scrutiny by Chilean environmental regulators and the Chilean public since the mill began its operations in 2004. In connection with an environmental administrative proceeding, environmental regulators required us to temporarily suspend operations at the Valdivia Mill for approximately one month in January 2005. We resumed operations at the mill on February 18, 2005. On June 8, 2005, we voluntarily suspended operations at the Valdivia Mill for 64 days, which we estimate resulted in a loss of sales of approximately U.S.$1.0 million per day and a loss of profits of approximately U.S.$250,000 per day. Operations of the Valdivia Pulp Mill resumed on August 12, 2005 at a reduced annual production of 440,000 metric tons or 80% of its authorized production capacity supervision by the COREMA. In March 2006, Knight Piesold, an independent environmental auditing firm appointed by the COREMA of the Tenth Region of Chile, officially determined that the Valdivia Mill had complied with all applicable requirements necessary for it to resume full production capacity. As a result, Arauco is requesting permission from the environmental authorities to resume full production capacity (equal to 550,000 metric tons of wood pulp per year).

In 2005, the COREMA instructed us to present by March 31, 2006, an environmental impact study for the construction of a pipeline to discharge the Mill’s wastewater in a body of water other than the Cruces River or the Carlos Anwandter Nature Sanctuary or their sources. The COREMA also instructed us to construct and put into operation the pipeline no later than 15 months from the date COREMA approves the environmental impact study in final form. COREMA initially extended the deadline for the presentation of this environmental impact study to April 2007 and recently extended it again to March 31, 2009. When it approved the new deadline, COREMA required us to present an additional environmental impact study for the implementation of substantial technological improvements on the quality of the effluents generated by the Valdivia Mill. We submitted this study on June 13, 2007.

Most recently, the COREMA of the Tenth Region of Chile has appointed a Canadian consulting company, Ecometrix, to analyze and prepare a report on different feasible alternatives for discharge of the Valdivia Mill effluents. Approval by the COREMA of Arauco’s environmental impact study regarding a pipeline, the construction and operation of such a pipeline and also the approval of the environmental impact study regarding the improvement of the quality of the effluents are each subject to many environmental, regulatory, engineering and political uncertainties at this time. As a result, we cannot give you any assurance that such projects will ever be approved or completed. If either our environmental study or the installation of the pipeline is delayed for reasons that COREMA attributes to us, we may face sanctions that include warnings, fines or the revocation of the Valdivia Mill’s environmental permit of operation. Alternatively, if COREMA considers that such delays are beyond our control, we believe that COREMA should extend the applicable deadlines. However, we can offer no assurances that any deadline extension will be granted, even if we comply with all the requirements set forth by COREMA. See “Item 3. Key Information—Risk Factors—Risks Relating to Arauco and the Forestry Industry—Environmental concerns led us to temporarily suspend our operations at the Valdivia Mill, which will adversely affected, and in the future may continue to adversely affect, our business, financial condition and results of operations”, “Item 4. Information on the Company—Description of Business—Pulp—Pulp mills—Chile—Valdivia Mill” and “Item 8. Financial Information—Legal Proceedings.”

As a result, we offer no assurance that the Valdivia Mill will be able to operate without further interruption or that it will resume operations at full capacity, notwithstanding our compliance with the new requirements imposed by COREMA. Any future suspension of operations at the Valdivia Mill or at any other of our significant operating plants would likely have a material adverse effect on our business, financial condition and results of operations.

At the time of suspension, the Valdivia Mill represented approximately 25% of our total pulp capacity. Currently, it represents 18.1% of our total pulp capacity. As a result, the suspension of operations at the Valdivia Mill adversely affected our business, financial condition and results of operations.

In connection with our decision to suspend operations at the Valdivia Mill, our President and Chief Executive Officer resigned from his positions. For more information about our executive officers, see “Item 6. Directors, Senior Management and Employees—Directors and Executive Officers.”

Licancel Mill Closure

Since June 2007, our operations at the Licancel Mill, a pulp mill located in the Seventh Region of Chile, have been subject to environmental scrutiny by Chilean environmental regulators and the public. On June 5, 2007, in connection with the death of fish in the Mataquito River, approximately 15 kilometers downstream of the mill, we decided to voluntarily suspend our operations in the Licancel Mill as a preventive measure. In addition, Chilean authorities, including the health authorities and the Superintendencia de Servicios Sanitarios (Sanitary Services Superintendency), required that we suspend activities at the Licancel Mill and that we suspend any further discharges into the river. We also commenced independent investigations relating to the cause of the death of the fish. On June 18, 2007, as a result of a pipe leakage in the water treatment system currently in place at the Licancel Mill, an estimated 50 cubic meters of effluents reached the Mataquito River. On that same date, we decided to close the mill indefinitely and informed the Sanitary Services Superintendency of the incident.

We have resolved not to resume operations at the Licancel Mill until we have replaced the current environmental treatment system with a new system that incorporates a new effluent treatment system approved by the environmental authorities. Several administrative and judicial proceedings have been commenced regarding the events at the Licancel Mill, including the death of fish at the Mataquito River. Our ability to resume operations at the Licancel Mill may also depend upon our ability to comply with any requirements that may be imposed by any applicable governmental authority. We estimate that the suspension of operations at the Licancel Mill will result in a loss of profits of approximately U.S.$4 million per month, and that these losses will continue for so long as the mill remains closed. Furthermore, we cannot predict any monetary or other sanctions that may be imposed on us as a result of any ongoing or future environmental, administrative or judicial proceeding. Consequently, the suspension of operations at the Licancel Mill may adversely affect our business, financial condition and results of operations. We cannot assure you that the Licancel Mill will be reopened or that the Licancel Mill, if reopened, would be able to operate without interruptions or changes in its operations. See “Item 3. Key Information—Risk Factors—Risks Relating to Arauco and the Forestry Industry—Environmental concerns led us to temporarily suspend our operations at the Licancel Mill, which may adversely affect, our business, financial condition and results of operations”, “Item 4. Information on the Company—Description of Business—Pulp—Pulp mills—Chile—Licancel Mill” and “Item 8. Financial Information—Legal Proceedings.”

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

The following table sets forth, for the periods indicated, average unit sales prices for our products.

	Year ended December 31,(1)
Product(2)	2004	2005	2006
	(U.S.$ per metric ton)(3)
Pulp
Bleached pulp	518.1	505.9	579.4
Unbleached pulp	433.6	455.6	523.5

	(U.S.$ per cubic meter)(3)
Wood Products
Sawn timber	194.2	178.7	197.1
Remanufactured wood products	670.5	600.3	537.6
Panels
Plywood and fiberboard panels	337.6	287.5	300.8
Forestry Products
Sawlogs	34.8	35.2	38.3
Pulplogs	20.4	28.7	33.1
Posts	242.5	248.7	230.4

(1)	Calculated as average unit prices for the year based on our internally collected data.
(2)	Each category of product contains different grades and types and the shipping terms vary with the product, as well as the customer.
(3)	We generally quote our prices in U.S. dollars for export sales and in Chilean pesos, Argentine pesos or Brazilian reals for domestic sales.

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

Over the last five years, the average price, on an annual basis, for Norscan bleached softwood kraft market pulp, or NBSK, which is the benchmark for softwood bleached pulp, has ranged from a high of U.S.$616 per ton in 2004 to a low of U.S.$463 per ton in 2002. During 2001, the market price for NBSK fell 33.8%, from U.S.$710 per ton at December 31, 2000 to U.S.$470 per ton at December 31, 2001, largely due to the global recession. Prices continued to decrease in 2002, largely due to the sluggish global economy, reaching their lowest known level in April 2002 at U.S.$434 per ton and ending 2002 at a price of U.S.$440 per ton on December 31, 2002, a 6.4% decrease from the price per ton recorded on December 31, 2001. The price for NBSK was U.S.$560 per ton at December 31, 2003, a 27.3% increase over December 31, 2002, and U.S.$621 per ton at December 31, 2004, and 10.9% increase as compared to December 31, 2003. Although the price for NBSK increased during the fourth quarter of 2005 due to the strong market demand and mill closures in North America, the price of U.S.$599 per ton recorded at December 31, 2005 represented a decrease of 3.5% as compared to December 31, 2004. Although the price for NBSK increased during the fourth quarter of 2005 due to the strong market demand and mill closures in North America, the price of U.S.$599 per ton recorded at December 31, 2005 represented a decrease of 3.5% as compared to December 31, 2004. During the first three quarters of 2006, the average price for NBSK increased, reaching a peak of U.S.$711.9 per ton at September 26, 2006. The price of U.S.$730.0 per ton recorded at December 31, 2006 represented an increase of 21.9% as compared to December 31, 2005.

Prices for bleached grades of pulp, including eucalyptus, generally follow the same pattern as prices for NBSK. However, each grade follows its own cycle based on market demand and production capacity. During the last five years, the majority of the new capacity developed has been for hardwood pulp, particularly eucalyptus pulp. This has led to a greater spread between the prices for hardwood and for softwood. The price for eucalyptus kraft pulp delivered in Northern Europe, or BEKP, was U.S.$450 per ton at January 1, 2003, U.S.$10 per ton above the price for NBSK, and was U.S.$500 per ton at December 31, 2003, U.S.$60 per ton below the price for NBSK. During 2002 the market price for BEKP rose 6.8%, to U.S.$453 per ton at December 31, 2002. The market price for BEKP was U.S.$500 per ton at December 31, 2003, an increase of 8.0% over the price of December 2002, and U.S.$520 per ton at December 31, 2004, a 4% increase over the price of December 2003. At December 31, 2005, the price for BEKP was U.S.$589 per ton, an increase of 13.3% over the price of December 2004. At December 31, 2006, the price for BEKP was U.S.$671.6 per ton, an increase of 14.0% over the price at December 2005.

Prices for unbleached softwood market pulp also follow cyclical patterns related to worldwide demand. Unbleached softwood market pulp represents about 5.0% of the total wood pulp market. The majority of such pulp is sold in Asia, and its price does not necessarily follow the cycle of prices for NSBK.

During the first half of 2003 the market price for UKP rose, and then fluctuated during the second half of the year, rising 23.3% overall, to U.S.$530 per ton at December 31, 2003. During 2004, UKP prices consistently rose, reaching U.S.$575 per ton by December 31, an increase of 8.5% with respect to December 31, 2003. In 2005, prices fluctuated throughout the year reaching U.S.$460 per ton by December 31, 2005, a decrease of 20% as compared to the price of December 31, 2004. In 2006, UKP prices increased reaching U.S.$589.3 per ton by December 31, 2006, an increase of 27.6% as compared to the price of December 31, 2005.

Forestry, Wood Product, Plywood and Fiberboard Prices

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

In spite of strong international growth and demand for wood products, the decline in prices in the U.S. continued during the first three quarters of 2005 due to excess inventories of panel and remanufactured wood products at distributors. This trend affected the average prices for wood products during 2005. By the end of 2005, the average prices for wood products demonstrated signs of recovery. However, the continued weakening of the construction sector in the United States caused a decrease in the price and demand for wood, particularly moldings, during 2006.

The continued weakening of the construction sector in the United States throughout 2006 caused a decrease in the price and demand for wood, especially in moldings in that market. Along with the markets in Asia, the Middle East and Central America have been strengthening and Europe registered strong demand and prices for wood throughout 2006. The prices of plywood in the United States and Canada slightly decreased during 2006, while the other markets maintained levels comparable to those for 2005. The demand for products directed at furniture markets in Latin America remained strong during the year, and sales of medium-density fiberboard (MDF) panels also experimented important improvements due to the high demand in all the markets in which Arauco participates, which are concentrated in North, Central and South America.

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

During 2006, costs increased principally due to an increase in depreciation resulting from the commencement of the start-up operations at the Nueva Aldea pulp mill, an increase in transportation costs due to an increase in the average price of petroleum and an appreciation of the Chilean peso relative to the U.S. dollar.

Exchange Rate Fluctuations

The Chilean peso has been subject to devaluation in the past and could be subject to significant fluctuations in the future. In the period from December 31, 1998 to December 31, 2006 the value of the Chilean peso relative to the U.S. dollar decreased approximately 12.4% in nominal terms and increased 11.9% in real terms, as compared to a 3.2% increase in value in real terms in the period from December 31, 1995 to December 31, 1998. During 2006, the value of the Chilean peso relative to the U.S. dollar decreased approximately 3.7% in nominal terms and approximately 0.5% in real terms, based on the observed exchange rates on December 31, 2005 and December 31, 2006. The observed exchange rate on June 25, 2007 was Ch$527.38 to U.S.$1.00. For information regarding historical rates of exchange in Chile from January 1, 2002 see “Item 3. Key Information—Exchange Rates.”

We generally price our exports in U.S. dollars and domestic sales in Chilean pesos. To the extent that the Chilean peso depreciates against the U.S. dollar, our domestic sales revenues may be adversely affected when expressed in U.S. dollars. Conversely, appreciation of the Chilean peso may have a positive effect on domestic sales revenue when expressed in U.S. dollars. The effect of exchange rate fluctuations is partially offset by the fact that certain of our operating expenses are denominated in U.S. dollars (such as our freight costs and selling expenses in the form of commissions paid to our sales agents abroad) and a significant part of our indebtedness is denominated in U.S. dollars. As of December 31, 2006, our U.S. dollar-denominated indebtedness was U.S.$2.6 billion. In addition, as the U.S. dollar appreciates against the local currency in any of our export markets, we must from time to time price our sales in that local currency to compete effectively.

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

Property, plant and equipment assets are evaluated for possible impairment on a specific asset basis or in groups of similar assets, as applicable. This process requires management’s estimate of future cash flows generated by each asset or group of assets. For any instance where this evaluation process indicates impairment, the appropriate asset’s carrying values are written down to net realizable value and the amount of the write-down is charged against the results of continuing operations. If we overestimated our future cash flows by 10%, the reported value of our property, plant and equipment would not be materially affected as of December 31, 2006.

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

Depletion

Depletion, or the costs attributed to timber harvested, is determined according to each identifiable farm block that is in the harvesting stage, based on the relationship between unamortized timber costs and the estimated volume of recoverable timber multiplied by the amount of timber cut. We review our depletion rate estimates on a recurring basis. Our statistical data indicates that, during 2006, our depletion rates were understated by less than 0.04%. If our estimated volume of timber harvested at December 31, 2006 were underestimated by 0.04%, our reported cost of sales for the year ended December 31, 2006 would not be materially affected.

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

At December 31, 2006, our inventory reserves amounted to U.S.$1.0 million, which represented 0.2% of our total inventory. Additionally for the year ended December 31, 2006, our inventory write-downs represented 0.0% of our cost of sales. If our inventory reserves and write-downs were underestimated by 10%, our reported cost of sales for the year ended December 31, 2006 would not be materially affected.

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

We consider both positive and negative evidence and make certain assumptions, including projections of taxable income. Changes in these assumptions may have a material impact on results. If we overestimated taxable income by 10%, our reported valuation allowance at December 31, 2006 would not be materially affected.

Allowance for Doubtful Accounts

We provide an allowance for doubtful accounts based on a review of the specific receivable. A 100% provision is applied for those customers for whom collectibility is in doubt. Management must make certain judgments and estimates in determining accounts that are considered to be in doubt.

Changes in Accounting Standards

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements; rather, it applies to other accounting pronouncements that require or permit fair value measurements. The provisions of this statement are to be applied prospectively as of the beginning of the fiscal year in which this statement is initially applied, with any transition adjustment recognized as a cumulative-effect adjustment to the opening balance of retained earnings. The provisions of SFAS No. 157 are effective for the fiscal years beginning after November 15, 2007; therefore, we anticipate adopting this standard as of January 1, 2008. This Statement will not have a material effect on the Company’s consolidated financial condition or results of operations.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS No. 158”). SFAS No. 158 requires employers to recognize a net liability or asset and an offsetting adjustment to accumulated other comprehensive income to report the funded status of defined benefit pension and other post-retirement benefit plans. SFAS No. 158 requires prospective application; thus, the recognition and disclosure requirements are effective for our fiscal year ended December 31, 2006. Additionally, SFAS No. 158 requires companies to measure plan assets and obligations at their year-end balance sheet date. This requirement is effective for our fiscal year ending December 31, 2008. This Statement will not have a material effect on the Company’s consolidated financial position or results of operation.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year’s financial statements are materially misstated. SAB 108 permits registrants to record the cumulative effect of initial adoption by recording the necessary “correcting” adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings only if material under the dual method. SAB 108 is effective for fiscal years ending on or after November 15, 2006. As described in Note 1(u) to the audited consolidated financial statements, the Company adopted SAB 108 in 2006.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that we recognize in the financial statements the impact of a tax position if that position will more likely than not be sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition provisions. Any transition adjustment recognized on the date of adoption will be recorded as an adjustment to retained earnings as of the beginning of the adoption period. FIN 48 is effective for fiscal years beginning after December 15, 2006. Based on our current evaluation, we do not expect the adoption of this interpretation to have a material impact on our financial position or results of operations.

In June 2006, the FASB’s Emerging Issues Task Force reached a consensus on Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross versus Net Presentation)” (“EITF 06-3”). EITF 06-3 requires disclosure of an entity’s accounting policy regarding the presentation of taxes assessed by a governmental authority that are directly imposed on a revenue-producing transaction between a seller and a customer, including sales, use, value added and some excise taxes. Our policy is to exclude all such taxes from revenue on a net reporting basis.

Results of Operations

The following table provides a breakdown of our sales revenue and volumes, cost of sales and administration and selling expenses for the last three years.

	Year ended December 31,
	2004			2005			2006
	Sales		Volume	Sales		Volume	Sales		Volume
	(in millions of U.S.$, except where indicated)
Sales Revenue
Pulp
Bleached pulp(1)	U.S.$	849.1	1,639	U.S.$	829.2	1,639	U.S.$	1,071.6	1,849
Unbleached pulp(1)		156.8	362		161.9	355		186.2	356
Total		1,006.0	2,001		991.2	1,995		1,257.8	2,205

Wood Products
Sawn timber(2)		382.0	1,968		433.4	2,425		495.0	2,512
Remanufactured wood products(2)		230.4	344		215.9	360		231.2	430
Total		612.5	2,311		649.3	2,785		726.2	2,942

Plywood and Fiberboard panels		373.8	1,107		588.3	2,046		721.2	2,397

Forestry Products
Sawlogs (net)(2)		32.8	941		51.3	1,457		56.5	1,474
Pulplogs(2)		3.6	177		7.3	254		7.9	239
Posts		24.5	101		21.8	88		7.9	34
Chips		0.1	2		7.1	109		7.7	178
Total		61.1	1,221		87.5	1,908		79.9	1,925.6

Other		21.8	—		57.7	—		65.0	—

Total sales revenue	U.S.$	2,075.1		U.S.$	2,373.9		U.S.$	2,850.0

Cost of Sales
Forestry labor costs		168.6			199.3			248.9
Timber		249.3			339.1			412.9
Port costs		14.5			17.3			22.4
Freight and other transportation costs		254.8			311.5			330.4
Other costs of sales		354.3			521.0			611.4

Total cost of sales		$1,041.6			$1,388.3			$1,626.0
Gross margins		49.8%			41.5%			42.9%

Depreciation		141.3			170.3			187.0
Administration and Selling Expenses
Wages and salaries		45.6			57.0			71.0
Other administration and selling expenses		79.2			123.3			158.2

Total selling and administrative expenses		$124.8			$180.4			$229.2

Total operating costs and expenses		$1,307.7			$1,739.0			$2,042.3
Operating margin		37.0%			26.7%			28.3%

(1)	Volumes measured in thousands of metric tons.
(2)	Volumes measured in thousands of cubic meters.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2006

Net Sales

Net sales increased 20.1%, from U.S.$2,373.9 million in 2005 to U.S.$2,850.0 million in 2006 principally as a result of a 26.9% increase in sales of pulp, a 22.6% increase in sales of plywood and fiberboard panels and a 11.8% increase in sales of wood products.

These increases were partially offset by an 8.7% decrease in sales of forestry products, reflecting a decrease of 9.5% decrease in sales prices.

Pulp Sales

Sales revenue of bleached and unbleached pulp increased 26.9%, from U.S.$991.2 million in 2005 to U.S.$1,257.8 million in 2006, reflecting a 10.5% increase in sales volume and a 14.8% increase in average prices. Sales of bleached pulp increased by 29.2% due principally to an increase of 14.5% in average prices and higher sales volume of 12.8% in 2006 compared to 2005. The increase in sales volume in 2006 reflects primarily the commencement of start-up operations of the Nueva Aldea Pulp Mill in August 2006 and a full year of production in the Valdivia Mill, which had been shut down for approximately three months during 2005. Sales of unbleached pulp increased by 15.0% principally due to a 14.9% increase in average prices and a 0.1% increase in sales volume.

Wood Products Sales

Sales of wood products, including sawn timber and remanufactured products increased 11.8%, from U.S.$649.3 million in 2005 to U.S.$726.2 million in 2006, reflecting a 5.6% increase in sales volume and a 5.9% increase in average prices. Sawn timber sales revenue increased 14.2%, from U.S.$433.4 million in 2005 to U.S.$495.0 million in 2006 due to a 10.3% increase in average prices and a 3.6% increase in sales volume. Sales of remanufactured wood products increased 7.1% from U.S.$215.9 million in 2005 to U.S.$231.2 million in 2006 due to a 19.6% increase in sales volume, partially offset by a 10.5% decrease in average prices due to the continued weakening of the construction sector in the United States throughout 2006.

Plywood and Fiberboard Panels Sales

Sales of plywood and fiberboard panels increased 22.6%, from U.S.$588.3 million in 2005 to U.S.$721.2 million in 2006. This increase was primarily due to a 17.2% increase in sales volume reflecting the consolidation of the acquisition of Placas do Paraná S.A. in Brazil and Faplac S.A. in Argentina in March 2005 and October 2005, respectively, and the consolidation of the operations of Arauco’s Nueva Aldea plywood mill in Chile which commenced in the last quarter of 2004. The increase in sales was also attributable to a 4.6% increase in average prices resulting from increasing prices for medium-density fiberboard (MDF), particleboard (PBO) and hardboard (HB).

Forestry Sales

Sales revenue from forestry products decreased 8.7%, from U.S.$87.5 million in 2005 to U.S.$79.9 million in 2006. This decrease is mainly attributable to 63.9% decrease in sales revenue from posts reflecting a 61.0% decrease in sales volume, which in turn is due principally to a reduction in demand for posts in Arauco’s principal market (the Mexican Telecommunications Industry) as a result of a change in the technology used for telecommunications which requires a lower consumption of posts. This decrease in demand was also reflected in a 7.4% decrease in average nominal prices. The decrease in sales of posts was partially offset by higher sales of sawlogs. Sales revenue of sawlogs increased by 8.0%, primarily due to an 8.8% increase in average prices and a 1.2% increase in sales volume. Our sales of sawlogs and pulplogs are primarily in the Chilean market.

Cost of Sale

Cost of sales increased 17.1% from U.S.$1,388.3 million for 2005 to U.S.$1,626.0 million for 2006 primarily due to due to an increase in other cost of sales, primarily due to an increase in maintenance cost and chemical costs and to a higher cost of timber that negatively affected the unit cost of pulp, wood products, plywood and fiber panels and forestry products. The higher cost of timber was due mainly to an increase in the market price of timber bought from third parties. Cost of sales were also affected by a 10.5% increase in sales volumes of pulp, a 17.2% increase in sales volume of plywood and fiberboard panels and a 5.6% increase in sales volumes of wood products.

Gross Margins

Gross margins increased from 41.5% for 2005 to 42.9 % for 2006 primarily due to a 20.1% increase in sales revenue. This increase was partially offset by a 17.1% increase in cost of sales.

Depreciation

Depreciation increased 9.8% from U.S.$170.3 million for 2005 to U.S.$187.0 million for 2006 due primarily to a 7.8% increase in pulp industry depreciation expense from U.S.$115.6 million in 2005 to U.S.$124.9 million in 2006 and to a 18.7% increase in the plywood and fiberboard panels industry depreciation expense from U.S.$27.0 million in 2005 to U.S.$32.0 million in 2006. These increases were principally to the commencement of operations of the Nueva Aldea Pulp Mill and the consolidation of the acquisitions of Placas do Paraná. S.A. in Brazil and Faplac S.A. in Argentina in March 2005 and October 2005, respectively.

Selling and Administrative Expenses

Selling and administrative expenses increased 27.1% from U.S.$180.4 million in 2005 to U.S.$229.2 million in 2006, primarily as a result of primarily as a result of a 28.3% increase in other administrative and selling expenses and a 24.6% increase in wages and salaries, which was, in turn, due largely to an increase in the number of employees associated with the commencement of operations of the Nueva Aldea Pulp Mill. As a percentage of sales revenue, selling and administrative expenses increased from 7.6% during 2005 to 8.0% during 2006.

Income from Operations

Income from operations increased 27.2% from U.S.$634.9 million in 2005 to U.S.$807.8 million in 2006, primarily as a result of a 20.1% increase in sales revenues that resulted from an increase in sales volume and average price of pulp and wood products and an increase in sales volume of plywood and fiber panels, partially offset by a 17.1% increase in cost of sales and a 27.1% increase in administration and selling expenses.

Non-Operating Income (Expense)

We recorded a total non-operating expense of U.S.$31.4 million in 2006 compared to an expense of U.S.$83.9 million in 2005, primarily due to a 25.0% decrease in interest expense and a 268.2% increase in foreign exchange gain.

Interest Income

Interest income increased from U.S.$34.5 million in 2005 to U.S.$40.9 million in 2006, primarily due to an increase during 2006 in the average nominal interest rate for our cash balance, time deposits and short-term investment positions.

Other Income (Expense)

We recorded other expense of U.S.$0.3 million in 2006 compared to an expense of U.S.$2.2 million in 2005.

Foreign Exchange Gains (Losses)

We recorded foreign exchange gains of U.S.$10.5 million in 2006 compared to a loss of U.S.$6.2 million in 2005, primarily due to an increase in the value of Arauco’s Euro denominated investments expressed in U.S. dollars, attributable to the revaluation of the euro against the U.S. dollar in 2006.

Interest Expense

Interest expenses decreased 25.0%, from U.S.$109.9 million in 2005 to U.S.$82.5 million in 2005, primarily due to an increase in capitalized interest expense related to the Nueva Aldea Pulp Mill project.

Income Taxes

In 2006, we recorded a tax expense of U.S.$162.0 million, compared to an expense of U.S.$113.3 million in 2005. This increase was principally due to a 40.9% increase in pre-tax earnings in 2006, attributable to an increase in income from operations in 2006. Our effective tax rate was 20.9% in 2006 compared to 20.6% in 2005, primarily due to our acquisitions in Argentina and Brazil, where income tax rates are higher relative to Chilean tax rates.

Our effective tax rate was 20.9% in 2006 compared to 20.6% in 2005, primarily due to our acquisitions in Argentina and Brazil, where income tax rates are higher relative to Chilean tax rates.

In accordance with Chilean law, we and each of our subsidiaries compute and pay tax on a separate basis and not on a consolidated basis.

At December 31, 2006, our consolidated subsidiaries had an aggregate tax loss carryforwards of U.S.$141.8 million.

Net Income

Our net income increased by 40.1% from U.S.$444.3 million in 2005 to U.S.$622.4 million in 2006. This increase was primarily due to an increase in prices of pulp and wood products and an increase in sales volume of pulp, plywood and fiberboard panels and wood products, resulting in higher operating income, partially offset by the increase in cost of sales, non-operating expense and tax expense.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2005

Net Sales

Net sales increased 14.4%, from U.S.$2,075.1 million in 2004 to U.S.$2,373.9 million in 2005, principally as a result of a 57.4% increase in sales of plywood and fiberboard panels, a 13.4% increase in sales of sawn timber and a 56.5% increase in sales of sawlogs, which were partially offset by a 1.5% decrease in sales of pulp and a 6.3% decrease in sales of remanufactured wood products.

Pulp Sales

Sales revenue of bleached and unbleached pulp decreased 1.5%, from U.S.$1,006.0 million in 2004 to U.S.$991.2 million in 2005, reflecting a 1.2% decrease in average prices and a 0.3% decrease in sales volume. Sales of unbleached pulp increased by 3.2% due to a 5.1% increase in prices, which was partially offset by a 1.8% decrease in sales volume. Sales of bleached pulp decreased by 2.3% due principally to a 2.4% decrease in average prices.

Wood Products Sales

Sales of wood products, including sawn timber, remanufactured products and flitches, increased 6.0%, from U.S.$612.5 million in 2004 to U.S.$649.3 million in 2005, reflecting a 20.5% increase in sales volume partially offset by a 12.0% decrease in average prices. Sawn timber sales revenue increased 13.4%, from U.S.$382.0 million in 2004 to U.S.$433.4 million in 2005 due to an increase of 23.2% in sales volume resulting from the start of production at Nueva Aldea Sawmill, partially offset by a 7.9% decrease in average prices. Sales of remanufactured wood products decreased 6.3% from U.S.$230.4 million in 2004 to U.S.$215.9 million in 2005 due to a 13.0% decrease in average prices, which was partially offset by a 4.7% increase in sales volume. The decrease in price of remanufactured products was attributable in large part to an excess of inventories in the U.S., which depressed the average prices.

Plywood and Fiberboard Panels Sales

Sales of plywood and fiberboard panels increased 57.4%, from U.S.$373.8 million in 2004 to U.S.$588.3 million in 2005. This increase was primarily due to a 84.8% increase in sales volume attributable to our panel mill acquisitions in Brazil and Argentina, as well as the commencement of operations of the Nueva Aldea Plywood Mill during the last quarter of 2004. These increases were partially offset by a 14.8% decrease in average prices due to a change in the composition of the product mix offered by our panel division resulting from the introduction of PBO following our acquisitions in Argentina and Brazil and a decrease in sales to the U.S. market attributable to an excess of inventories.

Forestry Sales

Sales revenue from forestry products increased 43.3%, from U.S.$61.1 million in 2004 to U.S.$87.5 million in 2005. This increase is mainly attributable to a 56.2% increase in sales volume, which was partially offset by an 8.2% decrease in nominal prices. Sales revenue of sawlogs increased by 56.5%, mainly the result of a 54.8% increase in sales volume. This increase in overall forestry products sales revenue was partially offset by a 11.1% decrease in sales revenue from posts attributable to a 13.3% decrease in sales volume partially offset by a 1.7% decrease in nominal prices. Our sales of forestry products are primarily in the Chilean and Brazilian markets. Such sales are subject to fluctuations in volume and price, which are not cyclical in nature.

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

Gross Margins

Gross margins decreased from 49.8% for 2004 to 41.5% for 2005, primarily due to the increase in cost of sales attributable to an increase in sales volume and higher cost of timber, which was partially offset by an increase in consolidated sales.

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

Our net cash flow provided by operating activities was U.S.$1,013.8 during the year ended December 31, 2006, U.S.$751.0 million during the year ended December 31, 2005 and U.S.$870.5 million during the year ended December 31, 2004. The increase in cash flow from operating activities in 2006 as compared to 2005 was principally due to a 27.2% increase in operating income, 224.4% increase in other liabilities resulting from the Bío Bío Investment Fund transaction, and a 145.8% increase in investments and proceeds in trading securities, which was partially offset by a 709.8% increase in receivables due to the increase in sales attributable to the commencement of operations of the Nueva Aldea pulp mill. The decrease in cash flow from operating activities in 2005, compared to 2004, was principally due to a 17.3% decrease in operating income, an increase of 24.2% in prepaid expenses and other current and long-term assets and a decrease of 15.6% in short-term investments, partially offset by a 62.7% increase in accrued liabilities and other current and long-term liabilities.

In accordance with customary practice in the pulp industry, we do not have long-term sales contracts with our customers; rather, we maintain relationships with our customers pursuant to which we reach agreements from time to time on specific volumes and prices.

We expect our principal capital expenditures for 2007 to include the construction of the second line of the Nueva Aldea plywood mill, the construction of the Nueva Aldea and Constitución pipelines. See “Item 4. Information on the Company—Capital Expenditures.” For subsequent years, our capital expenditures will depend on the state of the economy in each country where we have operations, as well as market conditions.

We believe that cash flow generated by operations, cash balances, borrowings from commercial banks, export credit agencies and multilateral lending agencies and debt offerings in the domestic and international capital markets, will be sufficient to meet our working capital, debt service and capital expenditure requirements for the foreseeable future.

The following table sets forth certain contractual obligations as of December 31, 2006, and the period in which the contractual obligations come due.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of U.S. dollars)
Contractual obligation (1)
Long-term debt obligations (2)	$3,190.2	$412.8	$786.6	$927.1	$1,063.7
Capital (finance) lease obligations	4.7	1.7	3.0	0.0	0.0
Operating lease obligations
Purchase obligations(3)	88.4	79.7	8.7	0.0	0.0
Registrant’s balance sheet under GAAP

Total	$3,283.3	$494.2	$798.3	$927.1	$1,063.7

(1)

Excludes obligations to purchase wood, plantations and land from the Bío Bío Investment Fund. Arauco began consolidating the Bío Bío Investment Fund in 2006. Therefore, the assets that we are obligated to purchase from the Bío Bío Investment Fund are already included in our consolidated financial statements.

(2)

On June 11, 2007, Alto Paraná S.A. issued U.S.$270 million of 6.375% Notes due 2017 in the form of Rule 144A/Regulation S notes sold in the international debt and debt capital markets, which were fully and unconditionally guaranteed by Arauco. The proceeds of the offering were used to refinance U.S.$200 million of existing notes.

(3)

Excludes contracts entered into with independent contractors to perform operations on our behalf. Our payment obligations under such contracts are not pre-determined, but rather depend on the performance of certain variables. Accordingly, we cannot quantify our contractual obligations under such contracts.

At December 31, 2006, our short-term bank borrowings were U.S.$203.5 million. At December 31, 2005, our short-term bank borrowings were U.S.$113.4 million. At December 31, 2004, we did not have any short-term bank borrowings.

Our total long-term bank, export credit agency and multilateral lending agency debt (including the current portion of such debt) was U.S.$739.1 million at December 31, 2006, of which 97.7% was U.S. dollar-denominated. At December 31, 2006, we also had total capital markets borrowings of U.S.$1,679.6 million, 100.0% of which was U.S. dollar-denominated. At December 31, 2006, the weighted average maturity of our foreign currency-denominated debt was 4.4 years. The interest rate on our variable rate debt is determined principally by reference to the London inter-bank offered rate (LIBOR), and at December 31, 2006 the average interest rate for our foreign currency-denominated floating rate debt over LIBOR was 0.37%. The average interest rate for our foreign currency-denominated fixed rate debt was 6.8%. These average rates do not reflect the effect of swap agreements and subsequent unwinds effective as of December 31, 2006.

The following are our principal financing activities during 2006:

•	On December 12, 2006, our subsidiary Alto Paraná paid at maturity U.S.$50 million of its U.S.$250 million floating rate trust notes due 2008.

The instruments and agreements governing our syndicated loans set limits on our incurrence of debt and liabilities through the use of financial covenants. The principal financial covenants contained in these agreements are as follows:

•	Our debt to equity ratio must not exceed 1.2:1;

•	Our interest coverage ratio must not be less than 2:1; and

•	We are required to maintain a minimum consolidated net worth of U.S.$2.5 billion, as measured in accordance with generally accepted accounting principles in Chile, or Chilean GAAP.

We were in compliance with these covenants as of December 31, 2006.

On June 21, 2001, we irrevocably and unconditionally guaranteed as primary obligor the issuance of U.S.$250,000,000 Floating Rate Trust Notes due 2006 by a financial trustee in the name of The Chase Manhattan Bank, holder of Alto Paraná notes or the “Trust Notes”, under Argentine law 24,441. Our guarantee is in favor of the holders of the Trust Notes and The Chase Manhattan Bank, as trustee. The Trust Notes have a stated maturity of June 13, 2006.

On January 22, 2004, Alto Paraná carried out a restructuring of the Trust Notes. At a noteholders’ meeting, the noteholders approved the restructuring and certain amendments to the Trust Notes. The terms of the notes and the guarantee were amended as follows:

•	the stated maturity was extended to December 12, 2008;

•	the interest rate was fixed at LIBOR plus 6.5%; and

•	the irrevocable and unconditional guarantee granted by us in 2001 was terminated.

At the same time, we offered the holders of the restructured Trust Notes, upon deposit of such notes with a foreign custodian, a new full, irrevocable and unconditional guarantee of the notes, as primary obligor in the event of any failure to comply with the conditions of the Trust Notes. All the holders of the restructured Trust Notes accepted the guarantee.

On June 11, 2007, in order to refinance the notes (obligaciones negociables) issued by Alto Paraná S.A. in 2001 (the “APSA Notes”) and other existing debt and to finance capital expenditures in the ordinary course of business, Alto Paraná S.A. issued U.S.$270 million of 6.375% Notes due 2017 in the form of Rule 144A/Regulation S notes sold in the international debt and debt capital markets. Arauco fully and unconditionally guaranteed these Notes. Alto Paraná paid the APSA Notes with the proceeds of the 6.375% Notes.

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

The Bío Bío Investment Fund entered into one interest rate swap agreement, in an initial notional amount of U.S.$240 million with amortizations during the life of the swap in the same amount and dates of the amortizations of the credit agreement the Bío Bío Investment Fund obtained on October 6, 2007, with interest rate settled quarterly and with a final maturity in October 2013. The net effect of this interest rate swap agreement is that the Bío Bío Investment Fund pays fixed interest rate at a rate of 5.256% and receives a floating rate at 3 months LIBOR.

We have also analyzed our exposure to risks associated with fluctuations in prices of commodities, including pulp, but have, thus far, not entered into any material hedging transactions with respect to such risks. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

RESEARCH AND DEVELOPMENT

We spent U.S.$2.0 million in 2004, U.S.$3.4 million in 2005 and U.S.$3.2 million in 2006 on research and development. We conduct our principal research and development programs through Bioforest, which concentrates its efforts on applying and implementing the advanced technology available in the market to the specific characteristics of our forests and mills.

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

We do not have an audit committee or compensation committee.

Our current directors are listed below.

Name	Years as Director	Position	Age
José Tomás Guzmán	21	Chairman	78
Roberto Angelini(1)	21	First Vice-Chairman	58
Manuel Bezanilla	21	Second Vice-Chairman	62
Jorge Andueza	13	Director	58
Anacleto Angelini(1)	21	Director	93
Jorge Bunster	13	Director	54
Carlos Croxatto	21	Director	92
Alberto Etchegaray	13	Director	57
Timothy C. Purcell	2	Director	47

(1)	Anacleto Angelini is the uncle of Roberto Angelini.

Included below are brief biographical descriptions of each of our directors.

José Tomás Guzmán became a Director on April 30, 1986 and became Chairman of the board of directors on May 4, 2007. He served as Chairman of the board of directors from April 18, 1991 to January 4, 2005, when he voluntarily resigned, and as First Vice-Chairman of the board of directors from January 27, 2005 to May 4, 2007. He is a partner of the law firm Portaluppi, Guzmán y Bezanilla, is a Vice-Chairman of COPEC, Empresas Copec and Empresa Pesquera Eperva S.A., is Chairman of the board of directors of Forestal Arauco and Inversiones Siemel S.A., and serves as a member of the boards of directors of Compañía de Seguros de Vida Cruz del Sur S.A., Industrias Forestales S.A., Sigma S.A., Servicios Corporativos Sercor S.A., AntarChile, Corpesca S.A. and Astilleros Arica S.A. Mr. Guzmán holds a law degree from the Catholic University of Chile.

Roberto Angelini became a Director on April 30, 1986 and became First Vice-Chairman of the board of directors on May 4, 2007. He served as Vice-Chairman of the board of directors from April 18, 1991 to January 4, 2005, when he voluntarily resigned, and as Second Vice-Chairman of the board of directors from January 27, 2005 to May 4, 2007. He serves as Chairman of the board of directors of Empresas Copec, COPEC, Corpesca S.A., SouthPacific Korp S.A., Pesquera Iquique-Guanaye S.A., Compañía de Seguros de Vida Cruz del Sur S.A., Astilleros Arica S.A. and Servicios Corporativos Sercor S.A. He also serves as a member of the boards of directors of Forestal Arauco, Industrias Forestales S.A., Empresa Pesquera Eperva S.A., Inversiones Siemel S.A., AntarChile and Sigma S.A. Mr. Angelini holds a degree in civil engineering from the Catholic University of Chile.

Manuel Bezanilla became a Director on April 30, 1986. He was appointed as Second Vice-Chairman of the board of directors on May 4, 2007. He is also a partner of the law firm Portaluppi, Guzmán y Bezanilla and serves as a member of the boards of directors of Forestal Arauco, Pesquera Iquique-Guanaye S.A. and Inversiones Siemel S.A. Mr. Bezanilla holds a law degree from the Catholic University of Chile.

Jorge Andueza became a Director on April 11, 1994. He is also the Chief Executive Officer of AntarChile and serves as a member of the boards of directors of COPEC, Empresa Pesquera Eperva S.A., Corpesca S.A., Compañía de Seguros de Vida Cruz del Sur S.A., Inversiones Siemel S.A., Astilleros Arica S.A., Pesquera Iquique-Guanaye S.A., SouthPacific Korp S.A. and Servicios Corporativos Sercor S.A. Mr. Andueza holds a degree in electronic civil engineering from Federico Santa María Technical University.

Anacleto Angelini became a Director on April 30, 1986. He is also the Chairman of the board of directors of AntarChile and serves as a member of the boards of directors of Empresas Copec and Servicios Corporativos Sercor S.A.

Jorge Bunster became a Director on April 11, 1994. He is also the Chief Executive Officer of COPEC, is the Chairman of the board of directors of Abastecedora de Combustibles S.A., and serves as a member of the boards of directors of Metrogas S.A., Empresa Eléctrica Guacolda S.A., Gasmar S.A. and Sociedad Nacional de Oleoductos S.A. Mr. Bunster holds degrees in commercial engineering and economics from the Catholic University of Chile and a master’s degree in business administration from Navarra University.

Carlos Croxatto became a Director on April 30, 1986. He also serves as a member of the boards of directors of Empresas Copec, COPEC, Forestal Arauco, Industrias Forestales S.A. and Servicios Corporativos Sercor S.A. Mr. Croxatto holds a degree in civil engineering from the University of Chile.

Alberto Etchegaray became a Director on April 11, 1994 and served as Chairman of the board of directors from January 4, 2005 to May 4, 2007, when he voluntarily resigned. He is also a partner of Domet Ltda., the Chairman of the board of directors of Invesco Internacional S.A., Salfacorp S.A. and Habitaria S.A., Vice-Chairman of the board of directors of Banco del Desarrollo and Isapre Consalud S.A. He served as the Chilean Minister of Housing for four years. Mr. Etchegaray holds a degree in civil engineering from the Catholic University of Chile.

Timothy C. Purcell became a director on April 26, 2005. He is also Managing Partner of Linzor Capital Partners, LP. Mr. Purcell currently serves as a member of the boards of directors of Compañía de Seguros de Vida Cruz del Sur S.A., Cruz del Sur Administradora General de Fondos S.A., Metronet S.A. de C.V., BOPP Holdings, and Parque Arauco S.A. He is also a Trustee of International House in New York. Mr. Purcell received an undergraduate degree with distinction in Economics from Cornell University, as well as a Masters Degree in International Studies from the University of Pennsylvania and a master’s degree in business (MBA) from Wharton Business School.

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

Our current principal executive officers and the directors of each area or department are listed below.

Name	Years with Arauco	Position	Age
Matías Domeyko(1)	18	President and Chief Executive Officer	45
Gianfranco Truffello	12	Chief Financial Officer	39
Robinson Tajmuch	16	Chief Accounting Officer	50
Hernán Arriagada	16	Engineering and Construction Director	59
Franco Bozzalla	17	Panels Area Managing Director	44
Jorge Garnham	30	Woodpulp Area Managing Director	53
Cristián Infante	12	Argentina Managing Director	40
Pablo Mainardi	5	Brazil Managing Director	40
Charles Kimber	21	Corporate Affairs & Marketing Director	45
Antonio Luque	15	Sawn Timber Area Managing Director	50
Alvaro Saavedra	15	Forestry Area Managing Director	51
Mario Urrutia(2)	13	Project Development Director	59

(1)	Matías Domeyko worked at Arauco from 1987 to 1994. He rejoined Arauco in 1997.
(2)	Mario Urrutia worked at Arauco from 1989 to 1991 and from 1995 to 1998. He rejoined Arauco in 2002.

Included below are brief biographical descriptions of each of our executive officers and the directors of each area or department.

Matías Domeyko is the President and Chief Executive Officer of Arauco. Mr. Domeyko is also a member of the board of directors of Puerto Lirquén S.A. He worked at Arauco from 1987 to 1994. He rejoined in 1997 and served as our Chief Financial Officer until 2005. He previously served as the Director of Development of Copec. Mr. Domeyko holds a degree in commercial engineering from the University of Chile.

Gianfranco Truffello is the Chief Financial Officer of Arauco. He joined Arauco in 1994 and was previously our Finance Manager. He also served as the Chief Financial Officer of Alto Paraná S.A. Mr. Truffello holds a degree in civil engineering from the Catholic University of Chile and a master’s degree in business administration from the Massachusetts Institute of Technology.

Robinson Tajmuch is the Chief Accounting Officer of Arauco. He joined Arauco in 1991 and was previously our Comptroller. Before joining Arauco, he served as Auditing Manager at Price Waterhouse. Mr. Tajmuch holds a degree in accounting and auditing from the Santiago University of Chile.

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

Jorge Garnham is the Woodpulp Area Managing Director of Arauco. He joined Arauco in 1978. He was formerly the Managing Director of Alto Paraná S.A., Chief Accounting Officer and Manager of Forestry Sales of Arauco. Mr. Garnham holds a degree in civil engineering from the Catholic University of Chile.

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

Alvaro Saavedra is the Forestry Area Managing Director of Arauco. He joined Arauco in 1991. Previously, he was the Director of Development of Forestal Arauco. He holds a degree in civil engineering from the University of Chile and a masters degree in science from the University of London.

Mario Urrutia is the Project Development Director of Arauco. He was the Director of Construction for the Arauco II Project and of the Valdivia Project. He was director of the Nueva Aldea Project until 2006. Mr. Urrutia holds a degree in civil engineering from the University of Chile.

Compensation

For 2006, the aggregate compensation of all our directors and executive officers and senior managers paid or accrued in that year for services in all capacities, including salaries and compensation for their service to those executive officers who serve as directors, was approximately U.S.$16.9 million. We do not maintain any pension or retirement programs or incentive compensation plans for our directors or executive officers. We also do not maintain any plans providing for benefits upon termination of employment. The following table sets out the compensation of our directors for their services as directors in the years provided.

	2005		2006
Roberto Angelini	U.S.$	63,315	U.S.$	67,475
José Tomás Guzmán		108,630		116,950
Carlos Croxatto		63,315		67,475
Alejandro Pérez(1)		34,089		—
Manuel Bezanilla		58,649		61,475
Anacleto Angelini		22,658		24,738
Jorge Andueza		22,658		24,738
Jorge Bunster		22,658		24,738
Alberto Etchegaray		67,973		74,213
Felipe Lamarca(2)		5,383		—
Juan Cambiaso		18,000		18,000
Antonio Luque		18,898		20,548
Matías Domeyko		52,346		75,286
René Katz		9,451		10,261
Manfred Mayer		9,451		10,261
Jorge Garnham		14,393		20,548
Eduardo Zañartu		9,447		10,287
Alvaro Saavedra		18,898		31,548
Franco Bozzalla		22,780		22,287

	2005		2006
Cristián Infante		13,333		12,000
Charles Kimber		13,667		20,548
Timothy C. Purcell		15,482		24,738

Total compensation	U.S.$	685,474	U.S.$	738,113

(1)	Alejandro Pérez resigned as our President and Chief Executive Officer on June 8, 2005.
(2)	Felipe Lamarca resigned as a director in April 1, 2005.

Employees

The following table provides a breakdown of our employees by main category of activity as of the end of each year in the three-year period ended December 31, 2006.

	As of December 31,
	2004	2005	2006
Pulp mill employees	1,739	1,812	1,930
Other industrial employees	2,172	3,432	3,229
Forestry employees	478	527	537
Administrative employees	339	414	711

Total(1)	4,728	6,185	6,408

(1)	In March 2005, we acquired Brazilian subsidiaries, which employ more than 530 people.

In addition, as of December 31, 2006, we had contracts with approximately 839 contractors, who employed approximately 27,711 employees. Contractors that are not affiliated with us or with each other operate our 13 sawmills and 5 remanufacturing facilities in Chile. The 13 independent contractors that operate our Chilean sawmills employed 2,831 employees at December 31, 2006. The five independent contractors that operate our Chilean remanufacturing facilities employed 2,133 employees at December 31, 2006 and the independent contractor that operates the laminating beams line employed 109 employees at December 31, 2006.

Under Chilean labor legislation, we are secondarily liable for the payment of labor and the social security obligations owed to employees of our contractors. In the event that we do not exercise the rights granted to us by the labor laws regarding the supervision of our contractors in their compliance of their labor and social security obligations, then our responsibility is elevated from secondary to joint and several, thus enabling an employee of a contractor to bring a claim relating to these obligations against both the contractor and to us, as the party hiring such contractor, although the contractor would remain primarily liable for such obligations. Furthermore, we are also responsible for the health and safety conditions of the contractors’ workers and are obligated to ensure that the contractors comply with all obligations related to such conditions while such workers are performing activities for us within our corporate purpose.

Approximately 16.2% of our employees in Chile, 55.9% of our employees in Argentina and 38.3% of our employees in Brazil were unionized at December 31, 2006. We negotiate collective bargaining agreements of two or three years’ duration with unionized employees.

Our Chilean operations have not experienced any strikes or other work stoppages in the last five years other than a six-day work stoppage in May 2007 at our Horcones complex (which includes the Arauco pulp mill, a panel plant and two sawmills), located in the Province of Arauco in the Eighth Region in Chile, due to a work stoppage by the employees of our third party forestry contractors in that region. We consider our relations with our employees to be good. In June 2002, we experienced a one-day strike at the Puerto Esperanza Mill in Argentina. In 2006, the Faplac Mill experienced two strikes each lasting 30 days and 12 days, respectively. These strikes did not materially affect mill operations, and management considers relations with our employees in Argentina to be satisfactory. During the last five years, there have been no strikes at our recently acquired Brazilian subsidiaries.

SHARE OWNERSHIP

Our director, Anacleto Angelini, owns 20.8% of Inversiones Angelini y Compañía Limitada, or Inversiones Angelini, which is the principal shareholder of AntarChile. He directly owns 0.9% of AntarChile. Through his direct and indirect interests in Inversiones Angelini, AntarChile and Empresas Copec, Anacleto Angelini beneficially owns 8.3% of our shares.

Our Second Vice-Chairman, Roberto Angelini, owns 12.2% of Inversiones Angelini. He directly owns 0.2% of AntarChile. Through his direct and indirect interests in Inversiones Angelini, AntarChile and Empresas Copec, Roberto Angelini beneficially owns 4.7% of our shares.

Our First Vice-Chairman, José Tomás Guzmán, owns 1.9% of Inversiones Angelini. Directly and indirectly through Agroforestal e Inversiones Maihue S.A., he owns 2.9% of AntarChile and 0.1% of Empresas Copec. Through his interests in Inversiones Angelini, AntarChile and Empresas Copec, José Tomás Guzmán beneficially owns 2.6% of our shares.

None of our other directors or executive officers beneficially owns 1% or more of our shares.

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Our only outstanding voting securities are shares of common stock of a single series, without nominal (par) value. The following table sets forth certain information concerning ownership of our common stock, as of June 22, 2007, with respect to each shareholder known by us to own more than 5% of the outstanding shares of our common stock and all of our directors and executive officers, as a group.

	Number of Shares Owned	Percentage Ownership
Empresas Copec	113,127,452	99.98
Directors and executive officers of the Company, as a group	—	—

Through its ownership of our Common Stock, Empresas Copec currently has voting control over us.

Empresas Copec is a Chilean public company listed on the Santiago Stock Exchange, the Valparaíso Stock Exchange and the Chilean Electronic Stock Exchange. It is a holding company, the principal interests of which are in Arauco, gasoline distribution, electricity, gas distribution and fishing. Before October 1, 2003, Empresas Copec’s legal name was Compañía de Petróleos de Chile S.A. As of that date, Compañía de Petróleos de Chile S.A. transferred all its gasoline- and fuel-related business assets to a new subsidiary, Compañía de Petróleos de Chile COPEC S.A., which we call COPEC, and changed its legal name to Empresas Copec S.A. In May 2005, AntarChile purchased 3.1 million shares of COPEC, increasing its ownership to 60.4% of Empresas Copec. At December 31, 2006, AntarChile owned 60.8% of Empresas Copec.

Through its ownership in Empresas Copec, AntarChile beneficially owned 60.8% of our shares at December 31, 2006. As of May 31, 2007, AntarChile beneficially owns 60.8% of our shares.

Inversiones Angelini y Compañía Limitada (“Inversiones Angelini”) in turn owns 61.1% of AntarChile’s shares, and certain other related investors own an additional 12.3% of AntarChile. Inversiones Angelini and such other investors are defined herein as the “Angelini Group.”

The principal shareholders of Inversiones Angelini are Mr. Anacleto Angelini with approximately 21%, Mrs. María Noseda Zambra with approximately 16%, Mr. Roberto Angelini Rossi with approximately 12%, and Mrs. Patricia Angelini Rossi with approximately 12%.

As of December 31, 2006, the Angelini Group controls Arauco through the ownership structure described above.

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

On June 21, 2001, we irrevocably and unconditionally guaranteed as primary obligor the issuance of U.S.$250,000,000 Floating Rate Trust Notes due 2006 by a financial trustee in the name of The Chase Manhattan Bank, holder of Alto Paraná notes or the “Trust Notes”, under Argentine law 24,441. Our guarantee is in favor of the holders of the Trust Notes and The Chase Manhattan Bank, as trustee. The Trust Notes have a stated maturity of June 13, 2006.

On January 22, 2004, Alto Paraná carried out a restructuring of the Trust Notes. At a noteholders’ meeting, the noteholders approved the restructuring and certain amendments to the Trust Notes. The terms of the notes and the guarantee were amended as follows:

•	the stated maturity was extended to December 12, 2008;

•	the interest rate was fixed at LIBOR plus 6.5%; and

•	the irrevocable and unconditional guarantee granted by us in 2001 was terminated.

•

At the same time, we offered the holders of the restructured Trust Notes, upon deposit of such notes with a foreign custodian, a new full, irrevocable and unconditional guarantee of the notes, as primary obligor in the event of any failure to comply with the conditions of the Trust Notes. All the holders of the restructured Trust Notes accepted the guarantee.

On June 11, 2007, in order to refinance the notes (obligaciones negociables) issued by Alto Paraná S.A. in 2001 (the “APSA Notes”) and other existing debt and to finance capital expenditures in the ordinary course of business, Alto Paraná S.A. issued U.S.$270 million of 6.375% Notes due 2017 in the form of Rule 144A/Regulation S notes sold in the international debt and debt capital markets. Arauco fully and unconditionally guaranteed these Notes. Alto Paraná paid the APSA Notes with the proceedings of the 6.375% Notes.

Item 8.	Financial Information

See “Item 18—Financial Statements.”

EXPORT SALES

Export sales constituted approximately 77.1% of our sales revenue for the year ended December 31, 2006. Our total export sales revenue for 2006 was U.S.$2,198 million. Our principal overseas markets are North America, Asia and Western Europe. See “Item 4. Information on the Company—Description of Business—Domestic and Export Sales.”

LEGAL PROCEEDINGS

We have been and continue to be subject to environmental proceedings related to allegations by the Chilean environmental regulators and private parties. We are also subject to certain other legal proceedings arising from the ordinary course of our business. For more information regarding the environmental proceedings and other legal proceedings arising from the ordinary course of business, see Note 12 to our audited consolidated financial statements.

Since the end of 2004, various criminal proceedings relating to alleged violations of several environmental laws have been instituted in Chile in which some of our mills may be affected. We cannot predict the outcome or impact of these proceedings or when they may be resolved. While Chilean law provides that only individuals can be convicted in criminal actions, as a consequence of these proceedings, certain measures may be taken that could materially and adversely affect our business or operations. The proceedings related to our operating plants could have a material and adverse effect on our business, financial condition and results of operations. See “Item 8. Financial Information—Legal Proceedings.” See “Item 3. Key Information—Risk Factors—Risks Relating to Arauco and the Forestry Industry—We are subject to legal proceedings related to our mills, which could adversely affect our business, financial condition and results of operations.”

Valdivia Mill

On January 18, 2005, the COREMA for the Tenth Region of Chile initiated an administrative proceeding against the Valdivia Mill, claiming that there were several differences between the project as approved by CONAMA in 1998 and the constructed mill. In connection with this proceeding and based on the Administrative Proceedings Law No. 19,880, the COREMA for the Tenth Region of Chile ordered suspension of production at the Valdivia Mill as an interim preventive measure. To achieve prompt resolution of the matter, we accepted, among other things, an annual production limit of 550,000 tons, including daily maximum requirements, and agreed to be reviewed under the Environmental Impact Evaluation System before increasing production capacity beyond that limit. As a result, the COREMA for the Tenth Region of Chile lifted its suspension order on February 17, 2005, and we recommenced operations at the Valdivia Mill promptly thereafter. On March 18, 2005, the COREMA for the Tenth Region of Chile terminated the administrative proceeding against us described above and imposed a fine of approximately U.S.$77,000. We have determined that the suspension of operations at the Valdivia Mill resulted in a loss of sales of approximately U.S.$1,000,000 per day and a loss of profit of approximately U.S.$250,000 per day.

On January 17, 2005, in a separate judicial claim before the Court of Appeals of Valdivia, a group of private citizens and local organizations requested suspension of production at the Valdivia Mill until the differences between the approved design and the executed project were resolved under the Environmental Impact Evaluation System. On April 18, 2005, the Valdivia Court of Appeals issued a decision ordering us to again cease operations at the Valdivia Mill and to resolve the differences between the Valdivia Mill’s design and the project as completed. We appealed the decision, and on May 30, 2005, the Supreme Court reversed the decision of the Valdivia Court of Appeals. Since the decision of Valdivia Court of Appeals was subject to the review of the Supreme Court, there was no suspension of operations at the Valdivia Mill during the review of this claim.

The COREMA for the Tenth Region of Chile evaluated claims regarding the migration and death of black-neck swans, whose habitat in the nearby Carlos Anwandter Nature Sanctuary is downstream from the mill on the Cruces River. There have been allegations of a causal connection between the migration and death of black-neck swans and the operations at the Valdivia mill, and in a study dated April 18, 2005, researchers at the Austral University in Valdivia concluded that wastewater discharges from the Valdivia mill had significantly altered the quality of the Cruces River. The study also concluded that the effluent discharges were a significant contributing factor in the death or migration of a large population of the black-necked swans in the Carlos Anwandter Nature Sanctuary downstream from the Valdivia Mill.

On June 8, 2005, we voluntarily suspended operations at the Valdivia Mill until certain technical and legal operating conditions could be clarified with the applicable regulatory authorities. We estimate this second suspension resulted in a loss of sales of approximately U.S.$1.0 million per day and a loss of profits of approximately U.S.$250,000 per day. Pursuant to the decision of our board of directors based on certain clarifications provided by the COREMA of the Tenth Region of Chile, the mill resumed operations on August 12, 2005 at a reduced annual production of 440,000 metric tons or 80% of its authorized production capacity, after 64 days of suspended operations. In order to achieve the full production capacity authorized by applicable permits (equal to 550,000 metric tons of wood pulp per year), the pulp mill would have to comply with certain new requirements established by the COREMA of the Tenth Region of Chile including modifications to the effluents’ parameters (including, among others, aluminum, sulfate, nitrogen and chlorate). In March 2006, Knight Piesold, an independent environmental auditing firm appointed by the COREMA of the Tenth Region of Chile, officially determined that the Valdivia Mill had complied with the applicable requirements. As a result, we have requested permission from the environmental authorities to resume full-authorized production capacity (550,000 metric tons of pulp per year). The suspension of operations at the Valdivia Mill adversely affected our business, financial condition and results of operations. Any future suspension of operations at Valdivia or at any other of our significant operating plants can be expected to have similar adverse effects. We offer no assurance that the Valdivia Mill will be able to operate without further interruption or that it will resume operations at full capacity notwithstanding our compliance with the new requirements imposed by the COREMA are fulfilled.

The National Defense Council has instituted an action seeking reparations, damages and indemnification from us for environmental harm allegedly caused by the Valdivia Mill. In addition, since the end of 2004, various criminal proceedings relating to alleged violations of several environmental laws have been instituted in Chile in which some of our mills may be affected.

In 2005, the COREMA instructed us to present by March 31, 2006, an environmental impact study for the construction of a pipeline to discharge the Mill’s wastewater in a body of water other than the Cruces River or the Carlos Anwandter Nature Sanctuary or their sources. The COREMA also instructed us to construct and put into operation the above-mentioned pipeline not later than 15 months from the date in which the resolution of COREMA approving the environmental impact study is final. COREMA initially extended the deadline for the presentation of this environmental impact study to April 2007 and recently extended it again to March 31, 2009. At the time of approving the new deadline, COREMA required us to present an additional environmental impact study for the implementation of substantial technological improvements on the quality of the effluents generated by the Valdivia Mill. This study has been submitted on June 13, 2007.

Most recently, the COREMA of the Tenth Region of Chile has appointed a Canadian consulting company, Ecometrix, to analyze and prepare a report on different feasible alternatives for discharge of the Valdivia Mill effluents. Approval by the COREMA of our environmental impact study regarding a pipeline, the construction and operation of such a pipeline and also the approval of the environmental impact study regarding the improvement of the quality of the effluents are each subject to many environmental, regulatory, engineering and political uncertainties at this time. As a result, we cannot give you any assurance that such projects will ever be approved or completed. If either our environmental study or the installation of the pipeline is delayed for reasons that COREMA attributes to us, we may face sanctions that include warnings, fines or the revocation of the Valdivia Mill’s environmental permit of operation. Alternatively, if COREMA considers that such delays are beyond our control, we believe that COREMA should extend the applicable deadlines. However, we offer no assurance that any of such deadline extensions would be granted, even if all the requirements set forth by the authority were complied with. As a result, we offer no assurance that the Valdivia Mill will be able to operate without further interruption or that it will resume operations at full capacity, notwithstanding our compliance with the new requirements imposed by the COREMA. Any future suspension of operations at the Valdivia Mill or at any other of our significant operating plants would likely have a material and adverse effect on our business, financial condition and results of operations. See “Item 3. Key Information—Risk Factors—Risks Relating to Arauco and the Forestry Industry—We are subject to legal proceedings related to our mills, which could adversely affect our business, financial condition and results of operations,” “Item 4. Information on the Company—Description of Business—Pulp—Pulp mills—Chile—Valdivia Mill.” and “Item 8. Financial Information—Legal Proceedings” and “—Recent Developments.”

Nueva Aldea

In January 2001, we obtained environmental approval for the Nueva Aldea Project that included the construction of a pulp mill with an annual production capacity of 550,000 metric tons. After obtaining approval, we determined that we could increase the annual production capacity of the mill to 856,000 tons without an additional environmental impact study. The COREMA for the Eighth Region of Chile determined that it was necessary to formally review the difference in capacity before we proceeded with construction, and in August 2004, we submitted a new environmental impact study that considered the higher capacity. In September 2004, while this new study was under consideration, we began construction of the pulp mill according to the parameters approved in 2001. The COREMA for the Eighth Region of Chile disagreed with our decision and, on January 12, 2005, initiated an administrative proceeding and ordered suspension of construction of the mill until the new environmental impact study was reviewed and approved.

On March 10, 2005, the COREMA for the Eighth Region of Chile unanimously approved the new study and expressly authorized construction of the mill with installed annual capacity of 856,000 metric tons. We promptly resumed the construction of the pulp mill. The COREMA for the Eighth Region of Chile’s new approval requires submission of a new environmental impact study of the discharge of wastewater through a pipeline into the sea. On February 20, 2006, the COREMA of the Eighth Region of Chile approved this new environmental impact study. Certain proceedings relating to these approvals are pending. See Note 12 to our audited consolidated financial statements.

Licancel Mill

Since June 2007, our operations at the Licancel Mill, a pulp mill located in the Seventh Region of Chile, have been subject to environmental scrutiny by Chilean environmental regulators and the public. On June 5, 2007, in connection with the death of fish in the Mataquito River, approximately 15 kilometers downstream of the

Licancel Mill, we decided to voluntarily suspend our operations as a preventive measure. We also commenced independent investigations relating to the cause of the death of the fish. On June 18, 2007, as a result of a pipe leakage in the water treatment system currently in place at the mill, an estimated 50 cubic meters of effluents reached the Mataquito River. On that same date, we closed the mill indefinitely and informed the Sanitary Services Superintendency (Superintendencia de Servicios Sanitarios) of the incident. See Item 3. Key Information—Risk Factors—Risks Relating to Arauco and the Forestry Industry—Environmental concerns led us to temporarily suspend our operations at the Licancel Mill, which may adversely affect, our business, financial condition and results of operations” and “Item 4. Information on the Company—Description of Business—Pulp—Pulp mills—Chile—Licancel Mill”.

By resolution dated June 7, 2007, the Sanitary Services Superintendency ordered that we suspend the discharge of effluents from the Licancel Mill into the Mataquito River. On June 9 and June 12, 2007, the Regional Ministerial Secretary of Health of the Seventh Region of Chile (the “SEREMI”) ordered that we suspend operations of the Licancel Mill as a preventive measure for a period of thirty days and/or until the SEREMI determines that any potential health risk has been resolved. By resolution dated June 13, 2007, the Sanitary Services Superintendency commenced an administrative proceeding against us with respect to the quality of the effluents discharged from the Licancel Mill. Further, on June 16, 2007, private citizens presented a judicial claim (recurso de protección) before the Court of Appeals of Talca requesting, among other things, the immediate suspension of discharges from the Licancel Mill into the Mataquito River and other water sources and the adoption of any steps that would be necessary to protect the environment, including, if necessary, the definitive closure of the mill. In response to the recurso de protección, the court ordered the suspension of any such discharges as a preventive measure until the court concludes its investigations and all necessary measures have been taken to avoid environmental damage. We have requested that the court reconsider its order. Further, on June 2007, the Public Ministry (Ministerio Público) commenced a criminal investigation regarding the death of the fish in the Mataquito River. In addition, several other administrative and judicial proceedings have been commenced by Chilean authorities in connection with the events at the Licancel Mill, including the death of fish at the Mataquito River. As of the date of this annual report, these proceedings are ongoing.

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

In accordance with a resolution adopted by our board of directors on October 24, 2006, we approved an interim dividend for 2006, which was distributed on December 13, 2006. On April 24, 2007, our shareholders approved a final dividend for 2006, which was distributed on May 9, 2007. In the aggregate, dividends distributed equaled 40% of our consolidated net income for 2006, on a Chilean GAAP basis.

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

ARTICLES OF INCORPORATION AND BY-LAWS

When we refer to the “Company,” “Arauco” or “we,” in this description of the articles of incorporation and by-laws, we mean Celulosa Arauco y Constitución S.A.

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

Bonds Denominated in Currencies other than Chilean Pesos

Before April 19, 2001, any international issue of bonds was subject to approval by the Central Bank after submission of an application to the Central Bank through a bank or other participant in the Formal Exchange Market. Absent the Central Bank’s authorization, issuers were unable to offer bonds outside of Chile. On April 19, 2001, the Central Bank issued new foreign exchange regulations, effective as of March 1, 2002, that were included in the new Chapters XIV and VIII of the Compendium, applicable to bond issues made either from Chile or through an agency abroad. It must be noted however, that all debt issues made before the new regulations remain subject to the regulations existing at the time of their issue.

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

If the issuer opts to receive the proceeds of the issue outside of Chile, it must report this to the Central Bank directly or through a Formal Exchange Market entity during the first ten calendar days of the month following the one in which the proceeds were received.

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

Debt securities issued through our Panamanian agency

In December 1996, we established a registered agency in Panama. We may from time to time issue debt securities directly or through our Panamanian agency depending on, among other factors, whether or not we expect to bring the proceeds thereof into Chile. In such cases, the proceeds of such issuance of the notes may be brought into Chile or held abroad. In either case, however, in accordance with Chapter VIII of the Compendium, we must inform the Central Bank of the issuance of international bonds through our Panamanian agency during the first ten calendar days of the month following the one in which the disbursement of funds to the agency was produced, and provide the schedule of payments of the notes.

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

Chilean Taxation

The following is a general summary of the principal consequences under Chilean tax law, as currently in effect, of an investment in our securities made by a foreign holder. Foreign holder means either:

•

in the case of an individual, a person who neither is a resident nor is domiciled in Chile (for purposes of Chilean taxation, an individual holder is domiciled in Chile if this individual has his or her principal place of business in Chile, and is resident in Chile if the individual has resided or has been domiciled in Chile for more than six months in one calendar year or a total of more than six months in two consecutive fiscal years); or

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

INTEREST RATE RISK

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2006, we had outstanding approximately U.S.$2,622.1 million of indebtedness excluding accrued interest, of which approximately 66.1% bore interest at fixed interest rates and approximately 33.9% bore interest at floating rates of interest. These average rates do not reflect the effect of swap agreements. All of the indebtedness was denominated in U.S. dollars as of that date. The interest rate on our variable rate debt is determined principally by reference to LIBOR.

The following table summarizes our long-term debt obligations, including 2007 maturities, at December 31, 2006 that are sensitive to changes in interest rates. The table presents the aggregate principal amount of each category of indebtedness maturing in each year, at the weighted average interest rate for each category of indebtedness. Average interest rates for liabilities are calculated based on the prevailing interest rate for each loan at December 31, 2006.

	As of December 31, 2006(3)
	Average Interest Rate(1)	Expected contractual maturity date						Total Long Term Debt	Fair Value(2)
		2007	2008	2009	2010	2011	There- after
	(U.S.$ equivalent in millions)
Long-Term Interest Bearing Debt
Fixed Rate
(U.S.$-denominated)	6.8%	100.0	—	100.0	270.5	387.0	825.0	1,682.5	1,798.0
Variable Rate	LIBOR +
(U.S.$-denominated)	0.38%	141.8	221.5	200.0	39.8	38.6	68.6	710.2	710.2
(R.$-denominated)		14.8	2.0	0.1	—	—	—	16.9	16.9

(1)

Average interest rate means, for variable rate debt, the weighted average prevailing interest rate at December 31, 2006, on our variable rate debt, and for fixed rate debt, the weighted average prevailing interest rate at December 31, 2006, on our fixed rate debt. Average rates do not reflect the effect of swap agreements.

(2)

These figures were calculated based on the discounted value of future cash flows expected to be received or paid, considering current discount rates that reflect the different risks involved. See Note 10to our audited consolidated financial statements.

(3)

As of December 31,2006. On June 11, 2007, Alto Paraná S.A. issued U.S.$270 million of 6.375% Notes due 2017 sold in the form of Rule 144A/Regulation S notes in the international debt and debt capital markets, which were fully and unconditionally guaranteed by Arauco. The proceeds of the offering were used to refinance U.S.$200 million of existing notes.

FOREIGN CURRENCY RISK

Our principal exchange rate risk involves changes in the value of the euro, the Chilean peso and, to a lesser extent, the Argentine peso and the Brazilian real relative to the dollar. We generally believe that our foreign currency exposure is not material to our net income. In 2006, substantially all of our consolidated revenues were denominated in or indexed to foreign currencies. We estimate that a majority of our consolidated costs and expenses are denominated in dollars. As of December 31, 2006:

•	A significant portion of our accounts receivable were denominated in U.S. dollars;

•	67.0% of our short-term investments were denominated in U.S. dollars and 33.0% were denominated in euros;

•	substantially all of our indebtedness was denominated in U.S. dollars; and

•	a significant portion of our consolidated total assets was denominated in U.S. dollars.

Substantially all of our foreign currency-denominated revenues, costs and expenses, receivables and indebtedness are denominated in U.S. dollars. As of December 31, 2006, all of our long-term debt was denominated in U.S. dollars. Accordingly, variations in the value of the Chilean peso relative to the dollar will not have a significant effect in the cost in dollars of our foreign debt service obligations.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Accounting Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as of December 31, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Accounting Officer concluded that the disclosure controls and procedures, as of December 31, 2006, were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

There has been no change in our internal control over financial reporting during 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, during the fiscal years ended December 31, 2005 and 2006.

	Year ended December 31,
	2005	2006
	(U.S.$ in thousands)
Audit fees	$935.1	$1,186.1
Audit-related fees	204.6	119.9
Tax fees	198.2	88.9
Other fees	—	—

Total fees	$1,337.9	$1,394.9

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
Matías Domeyko
Chief Executive Officer

Date: June 28, 2007

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2006

ThU.S.$ - Thousands of United States dollars

Ch$ - Chilean pesos

PricewaterhouseCoopers RUT: 81.513.400-1 Santiago de Chile Av. Andrés Bello 2711-Torre Costanera Las Condes Teléfono [56] (2) 940 0000

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Celulosa Arauco y Constitución S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of Celulosa Arauco y Constitución S.A. and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule included under Exhibit 15.1 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Santiago, Chile.

June 18, 2007

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

	At December 31,
ASSETS	2006	2005
	(U.S.$ in thousands)
CURRENT ASSETS:
Cash and cash equivalents 1d)	$22,180	$25,958
Time deposits	21,719	32,276
Short-term investments 1e)	143,851	280,276
Trade receivables – net	550,746	371,791
Other receivables – net (2)	120,911	96,327
Inventories 1f), (3)	409,251	363,670
Prepaid expenses and other current assets (4)	130,393	108,788

Total current assets	1,399,051	1,279,086

LONG-TERM ASSETS:
Forest 1g)	2,016,637	1,549,903
Property, plant and equipment – net 1h), (5)	3,447,037	3,087,900
Investments in affiliates	90,834	91,361
Goodwill, net of amortization 1n)	27,240	23,065
Other long-term assets	88,153	82,704

Total long-term assets	5,669,901	4,834,933

Total assets	$7,068,952	$6,114,019

Notes to the financial statements are an integral part of these financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

	At December 31,
LIABILITIES AND STOCKHOLDERS’ EQUITY	2006	2005
	(U.S.$ in thousands)
CURRENT LIABILITIES:
Short-term debt	$203,453	$113,360
Current portion of long-term notes	168,596	65,534
Current portion of long-term bonds 1p)	99,980	—
Accounts payable (6)	424,431	286,337
Accrued liabilities and other current liabilities (7)	124,405	110,960

Total current liabilities	1,020,865	576,191

LONG-TERM LIABILITIES:
Long-term notes (8)	570,485	497,078
Long-term bonds 1p) (8)	1,579,586	1,679,136
Deferred income taxes (9)	285,582	197,240
Other long-term liabilities	66,197	61,356

Total long-term liabilities	2,501,850	2,434,810

MINORITY INTEREST	115,678	12,900

STOCKHOLDERS' EQUITY:
Common stock (nominal par value, 113,152,446 shares authorized and issued)	—	—
Paid-in capital	363,833	363,833
Retained earnings	3,025,246	2,695,448
Accumulated other comprehensive income	41,480	30,837

Total stockholders' equity	3,430,559	3,090,118

Total liabilities and stockholders' equity	$7,068,952	$6,114,019

Notes to the financial statements are an integral part of these financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated Statements of Income and Comprehensive Income

	Year Ended December 31,
	2006	2005	2004
	(U.S. $ in thousands)
Net sales	$2,850,012	$2,373,907	$2,075,052
Operating costs and expenses:
Cost of sales	(1,626,038)	(1,388,322)	(1,041,590)
Depreciation (13)	(186,995)	(170,291)	(141,329)
Selling and administrative	(229,220)	(180,355)	(124,784)

Total operating costs and expenses	(2,042,253)	(1,738,968)	(1,307,703)

Income from operations	807,759	634,939	767,349

Non-operating income (expense):
Interest income	40,899	34,487	25,431
Other income gains (losses)	(344)	(2,225)	(4,990)
Foreign exchange gains (losses)	10,510	(6,249)	16,227
Interest expense	(82,460)	(109,886)	(78,109)

Total non-operating income (expense)	(31,395)	(83,873)	(41,441)

Income before taxes, minority interest and equity in earnings of unconsolidated affiliates	776,364	551,066	725,908
Provision for income taxes (9)	(161,958)	(113,328)	(139,899)
Minority interest in consolidated subsidiaries	100	(72)	(321)
Equity in earnings of unconsolidated affiliates	7,926	6,682	6,473

Net income	$622,432	$444,348	$592,161

Other comprehensive income
Foreign currency translation adjustment	10,643	30,837	—

Comprehensive income	$633,075	$475,185	$592,161

Notes to the financial statements are an integral part of these financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2006	2005	2004
	(U.S.$ in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$622,432	$444,348	$592,161
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	187,031	173,509	144,547
Minority interest in net income of consolidated subsidiaries	100	72	321
Earnings of unconsolidated affiliates	(7,926)	(6,682)	(6,473)
Deferred income taxes	44,091	10,730	15,592
Allowance for doubtful accounts	2,532	(628)	2,652
(Gain) loss on sale of fixed assets	(761)	(590)	2,206
Investments and proceeds in trading securities	146,982	59,787	150,454
Decrease (increase) in receivables	(181,487)	29,760	(131,246)
Decrease (increase) in inventories	(45,581)	(52,836)	(45,790)
Decrease (increase) in other assets	(40,362)	(37,264)	79,540
Increase in accounts payable	71,290	64,323	44,260
Increase in other liabilities	215,488	66,423	22,299

Net cash provided by operating activities	1,013,829	750,952	870,523

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment and forest	(1,094,360)	(631,480)	(743,247)
Proceeds from sales of property, plant and equipment	6,460	1,893	2,860
Investment in related companies	(10,176)	(237,397)	(6,691)
Dividends received from related companies	8,598	1,846	1,399

Net cash used in investing activities	(1,089,478)	(865,138)	(745,679)

CASH FLOWS FROM FINANCING ACTIVITIES
Bonds issued	—	400,000	—
Bank borrowings and notes	957,005	372,230	307,697
Debt issue costs	—	(3,710)	(77)
Payment of notes and bond principal	(690,443)	(445,135)	(259,869)
Dividends paid	(194,691)	(207,724)	(175,387)

Net cash provided by (used in) financing activities	71,871	115,661	(127,636)

Net increase (decrease) in cash and cash equivalents	(3,778)	1,475	(2,792)
Cash and cash equivalents at beginning of year	25,958	24,483	27,275

Cash and cash equivalents at end of year	$22,180	$25,958	$24,483

Notes to the financial statements are an integral part of these financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

	Year Ended December 31,
	2006	2005	2004
	(Dollar and Share Amounts in Thousands, Except Per Share Amounts)
Common Stock	—	—	—
Nominal par value (113,152,446 shares authorized and issued at December 31, 2006, 2005, and 2004)

Paid in capital
Balance at beginning of year	$363,833	$363,833	$363,833
Balance at end of year	363,833	363,833	363,833

Retained earnings
Balance at beginning of year	2,695,448	2,423,434	2,057,168
Initial application of SAB 108	(32,403)	—	—
Net income	622,432	444,348	592,161
Dividends	(260,231)	(172,334)	(225,895)
Balance at end of year	3,025,246	2,695,448	2,423,434

Accumulated other comprehensive income
Foreign currency translation adjustments	41,480	30,837	—

Total stockholders’ equity	$3,430,559	$3,090,118	$2,787,267

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

c) Consolidation

The consolidated financial statements include the accounts of the Company and all majority owned subsidiaries in which the Company has voting control and variable interest entities (“VIEs”) in which the Company is the primary beneficiary. Investments in affiliates, companies in which the Company owned from 20% to 50% of the shares, (directly or indirectly), and therefore exercises significant influence, but which it does not control, and where the entity is either not a VIE or the Company is not the primary beneficiary, are accounted for under the equity method. The Company’s share of earnings of such investments is shown in the income statement under the heading “Equity in earnings of unconsolidated affiliates”.

In October 2006, Fondo de Inversión Privado Bío-Bío (“Forbío”) acquired Forestal Bío-Bío’s assets for U.S.$ 346 million. At the same time, Arauco signed with Forbío certain contracts to become the administrator and exclusive buyer of these forestry assets which include 40,000 hectares of plantations. Arauco receives an annual fee for the administration of the forest. Arauco also signed a purchase contract with Forbío whereby it has the obligation to buy the wood, plantations and land over a seven-year term starting in October 2006. Forbío was formed by Arauco’s unrelated companies Foresta Administradora de Fondos de Inversión S.A. and Fondo Inmobiliario Independencia. Forbío was financed through financial debt amounting to U.S.$ 240 million and capital contributions. The Company has determined that Forbío is a variable interest entity and the Company is the primary beneficiary. As such, commencing in October 2006, the Company consolidates Forbío. There are no assets of the Company that serve as collateral for Forbío and the creditors of Forbío have no recourse to the general credit of the Company.

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

e) Short-term investments

Arauco’s short-term investments consist primarily of investments in mutual fund units, which are classified as trading securities. These short-term investments are recorded at fair value with unrealized holding gains and losses included in earnings. Net unrealized holding gains included in net earnings amounted to U.S.$0.5 million, U.S.$9.7 million and U.S.$6.0 million for the years ended December 31, 2006, 2005, and 2004, respectively.

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

l) Allowance for doubtful accounts and trade receivables

Arauco provides an allowance for doubtful accounts based on a review of the specific receivables. As of December 31, 2006 and 2005, no single customer accounted for more than 10% of the outstanding balance of accounts receivable. At December 31, 2006 and 2005, the balance in the allowance account for receivables was U.S.$12.1 million and U.S.$10.7 million, respectively.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The trade receivables at December 31, 2006 and 2005, include restricted receivables amounting to U.S.$70,388 thousand and U.S.$61,415 thousand that secure the payment of short-term debt.

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

p) Bonds

Bonds are shown at face value plus accrued interest less discount on issue of the bonds. The expenses incurred in, the issue of the bonds are shown under other current and long- term assets and are amortized using the interest method of amortization over the term of the instruments. Total capitalized costs associated with bonds were U.S.$10.1 million and U.S.$12.1 million at December 31, 2006 and 2005, respectively.

q) Research and development expenses

The cost of research, project development and special studies are charged to income in the year in which they are incurred. The cost of research and development charged to income was U.S.$3.2 million, U.S.$3.4 million and U.S.$2.0 million for the years ended December 31, 2006, 2005, and 2004, respectively.

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

s) Severance benefit plan

Arauco sponsors a retirement plan that covers certain employees. It has recorded a liability for long-term severance indemnities based on agreements it has entered into with its employees at certain of its companies in Chile. Generally, upon leaving Arauco, employees who have completed five years of service are entitled to one month’s salary for each year of service, up to the retirement age of 60 and 65 years for women and men, respectively. In accordance with Emerging Issues Task Force (“EITF”) 88-1, Arauco records the undiscounted obligation for this plan as if it was payable at each balance sheet date. Severance expense for this plan was U.S.$3.9 million, U.S.$4.6 million and U.S.$2.8 million, for fiscal 2006, 2005 and 2004, respectively. The severance liability is recorded in other long-term and current liabilities and amounted to U.S.$24.0 million and U.S.$21.5 million, at December 31, 2006 and 2005, respectively.

t) Acquisitions

On October 11, 2006, through the subsidiary Aserraderos Arauco S.A., Arauco acquired the company Norwood S.A. for U.S.$4.7 million. Goodwill amounting to U.S.$ 2.0 million was allocated to the Wood products segment.

On November 10, 2006 through the subsidiary Arauco Internacional S.A., Arauco acquired the Argentine company, La Señora del Milagro S.R.L., for U.S.$5.4 million. Goodwill amounting to U.S.$ 2.0 million was allocated to the Forestry segment.

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

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The initial purchase price of Arauco’s acquisitions in Argentina and Brazil in 2005 have been allocated based on independent appraisals and management’s estimates as follows:

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

	2005	2004
(In thousands)	Pro forma	Pro forma
Net sales	2,452,307	2,252,656
Net income	449,555	615,506

u) Initial application of SAB 108

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements.

Traditionally, there have been two widely-recognized methods for quantifying the effects of financial statement misstatements: the “roll-over” method and the “iron curtain” method. The roll-over method focuses primarily on the impact of a misstatement on the income statement—including the reversing effect of prior year misstatements—but its use can lead to the accumulation of misstatements in the balance sheet. The iron-curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. Prior to our application of the guidance in SAB 108, the Company used the roll-over method for quantifying financial statement misstatements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

In SAB 108, the SEC staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company’s financial statements and the related financial statement disclosures. This model is commonly referred to as a “dual approach” because it requires quantification of errors under both the iron curtain and the roll-over methods.

SAB 108 permits existing public companies to initially apply its provisions either by (i) restating prior financial statements as if the “dual approach” had always been applied or (ii) recording the cumulative effect of initially applying the “dual approach” as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings. The Company elected to record the effects of applying SAB 108 using the cumulative effect transition method. The following table summarizes the effects (up to January 1, 2006) of applying the guidance in SAB 108:

	Period in which the misstatement originated(1)
	Year ended December 31,		Adjustment recorded as of January 1,
	2004	2005	2006
	ThU.S.$	ThU.S.$	ThU.S.$
Property, plant and equipment-deferred tax liability(2)	28,236	16,311	44,547
Fair value of interest rate swaps (3)	—	14,632	14,632
Effect on deferred tax liability of interest rate swaps (3)	—	2,488	2,488
Impact on net income (4)	(28,236)	(4,167)	—
Retained earnings(5)	—	—	32,403

(1)	The Company previously quantified these misstatements under the roll-over method and concluded that they were immaterial.
(2)	The Company’s subsidiaries located in Argentina and Brazil did not properly quantify and record in 2004 and 2005, a deferred tax liability for the temporary differences between book and tax basis on certain property, plant and equipment. As a result of this error, the Company’s income tax expense was understated by ThU.S.$ 28,236 and ThU.S.$ 16,311 for the years ended December 31, 2004 and 2005, respectively. The Company recorded a ThChU.S.$ 44,547 increase in its deferred tax liability as of January 1, 2006 with a corresponding reduction in retained earnings to correct this misstatement.
(3)	The Company did not record an asset associated with the fair value of certain interest rate swap agreements. As a result of this misstatement, the Company’s interest income was understated by ThU.S.$ 14,632 and income tax expense was understated by ThU.S.$ 2,488 for the year ended December 31, 2005. The Company recorded a ThChU.S.$ 14,632 increase in its other receivables and ThChU.S.$ 2,488 increase in its deferred tax liability as of January 1, 2006 with a corresponding net increase in retained earnings of ThChU.S.$ 12,145 to correct this misstatement.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(4)	Represents the net over-statement of net income for the indicated periods resulting from these misstatements.
(5)	Represents the net reduction to retained earnings recorded as of January 1, 2006 to give effect to the initial application of SAB 108.

v) New accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements; rather, it applies to other accounting pronouncements that require or permit fair value measurements. The provisions of this statement are to be applied prospectively as of the beginning of the fiscal year in which this statement is initially applied, with any transition adjustment recognized as a cumulative-effect adjustment to the opening balance of retained earnings. The provisions of SFAS No. 157 are effective for the fiscal years beginning after November 15, 2007; therefore, we anticipate adopting this standard as of January 1, 2008. This Statement will not have a material effect on the Company’s consolidated financial condition or results of operations.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS No. 158”). SFAS No. 158 requires employers to recognize a net liability or asset and an offsetting adjustment to accumulated other comprehensive income to report the funded status of defined benefit pension and other post-retirement benefit plans. SFAS No. 158 requires prospective application; thus, the recognition and disclosure requirements are effective for our fiscal year ended December 31, 2006. Additionally, SFAS No. 158 requires companies to measure plan assets and obligations at their year-end balance sheet date. This requirement is effective for our fiscal year ending December 31, 2008. This Statement will not have a material effect on the Company’s consolidated financial position or results of operation.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year’s financial statements are materially misstated. SAB 108 permits registrants to record the cumulative effect of initial adoption by recording the necessary “correcting” adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings only if material under the dual method. SAB 108 is effective for fiscal years ending on or after November 15, 2006. As described in note 1 u), the Company adopted SAB 108 in 2006.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that we recognize in the financial statements the impact of a tax position if that position will more likely than not be sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition provisions. Any transition adjustment recognized on the date of adoption will be recorded as an adjustment to retained earnings as of the beginning of the adoption period. FIN 48 is effective for fiscal years beginning after December 15, 2006. Based on our current evaluation, we do not expect the adoption of this interpretation to have a material impact on our financial position or results of operations.

In June 2006, the FASB’s Emerging Issues Task Force reached a consensus on Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross versus Net Presentation)” (“EITF 06-3”). EITF 06-3 requires disclosure of an entity’s accounting policy regarding the presentation of taxes assessed by a governmental authority that are directly imposed on a revenue-producing transaction between a seller and a customer, including sales, use, value added and some excise taxes. Our policy is to exclude all such taxes from revenue on a net reporting basis.

NOTE 2—OTHER RECEIVABLES—NET

	December 31,
	2006	2005
	ThU.S.$	ThU.S.$
Value added tax receivable	78,603	66,064
Related party receivables	2,243	2,202
Other receivables	41,842	29,906
Allowance	(1,777)	(1,845)

Total other receivables—net	120,911	96,327

NOTE 3—INVENTORIES

Inventories were valued in accordance with the policy described in note 1(f). The principal components were as follows:

	December 31,
	2006	2005
	ThU.S.$	ThU.S.$
Finished goods	244,796	229,139
Work in progress	14,528	12,469
Sawlogs, pulpwood and chips	53,696	36,528
Raw materials	67,484	65,403
Other parts and materials	28,747	20,131

Total inventories	409,251	363,670

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 4—PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2006	2005
	ThU.S.$	ThU.S.$
Prepaid freight and other expenses	69,169	59,130
Deferred tax assets	1,269	1,565
Spare parts	42,600	27,551
Other current assets	17,355	20,542

Total prepaid expenses and other current assets	130,393	108,788

NOTE 5—PROPERTY, PLANT AND EQUIPMENT—NET

		December 31,
	Useful lives	2006	2005
		ThU.S.$	ThU.S.$
Land and improvements	—	585,770	471,862
Buildings and improvements	37 years	1,795,274	1,646,932
Machinery and equipment	12 years	2,771,776	1,915,535
Construction in progress	—	115,264	621,178
Other	17 years	253,812	309,832

		5,521,896	4,965,339
Accumulated depreciation		(2,074,859)	(1,877,439)

Total property, plant and equipment – net		3,447,037	3,087,900

NOTE 6 -_ ACCOUNTS PAYABLE

	December 31,
	2006	2005
	ThU.S.$	ThU.S.$
Accounts payable—trade	200,063	171,097
Dividends payable	170,473	102,992
Notes payable	6,634	5,438
Accounts payable—related parties	4,617	3,452
Income tax payable	42,644	3,358

Total accounts payable	424,431	286,337

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 7—ACCRUED LIABILITIES AND OTHER CURRENT LIABILITIES

	December 31,
	2006	2005
	ThU.S.$	ThU.S.$
Accrued interest	41,491	38,563
Other accruals	61,314	52,479
Withholding taxes	18,150	16,682
Deferred income	3,450	3,236

Total accrued liabilities and other current liabilities	124,405	110,960

NOTE 8—LONG-TERM DEBT

	Interest Rate at December 31, 2006	December 31,
Long-term notes		2006	2005
	%	ThU.S.$	ThU.S.$
Notes payable:
Citigroup (Revolving Facility) (due in 2009)	LIBOR+0.30	240,000	240,000
J.P. Morgan Chase Bank N.A	LIBOR+0.375	240,000	—
Citibank	5.44	7,000	—
Argentine Collateral Trust I (due in 2006)	LIBOR+0.35	200,000	250,000
Note payable—Argentina (due in 2008)	LIBOR+0.375	1,400	1,606
Santander Overseas Bank Inc	LIBOR + 0.50	12,000	12,000
Sampo Bank	6.470	9,819	13,093
ABN Bank	6.500	1,939	2,908
HSBC Bank	6.400	—	3,750
Alfa Bank	7.250	—	4,000
International Finance Corporation	LIBOR+4.00	—	7,930
International Finance Corporation	LIBOR+5.50	5,000	5,000
Safra Bank	11.850	271	343
Alfa Bank	12.250	280	338
Itau Bank	16.170	7,951	7,263
Modal Bank	14.810	6,080	5,775
DEG	LIBOR+3.95	—	8,606
Banco Río	5.150	3,000	—
Banco Francés	5.95	2,000	—
Banco do Brasil	9.38	2,341	—

Total notes payable		739,081	562,612
Less: current portion		(168,596)	(65,534)

Total long-term notes		570,485	497,078

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

Through the Company’s subsidiary Alto Paraná S.A., Arauco obtained a U.S.$250 million note from Argentine Collateral Trust I on June 13, 2001. Interest is payable semi-annually. The Company has guaranteed repayment of the notes.

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

In accordance with the loans, the Company must maintain a minimum interest coverage ratio of 2:1 (on a rolling four-quarter basis), a maximum debt to equity ratio of 1.2:1 and a minimum consolidated net worth of at least U.S.$2,500 million under Chilean GAAP. The Company was in compliance with these covenants at December 31, 2006.

On October 6, 2006, Fondo de Inversión Privado Bío Bío obtained a U.S.$ 240 million notes from J.P. Morgan Chase Bank, N.A. The term of the loan is seven years and the interest rate is LIBOR plus 37 basis points. Interest is payable quarterly.

Also in October 2006, Forbío entered into a rate swap agreement with JP Morgan Chase Bank. The notional amount of the contract was U.S.$240 million. Forbío swapped its variable interest rate for fixed interest. Under the terms of the contract, Forbío pays fixed interest at a rate of 5.256% and receives variable interest at a rate of three months LIBOR. The interest rate swap settles quarterly, and the contract terminates in 2013.

The six-month LIBOR at December 31, 2006 and 2005 was 5.37% and 4.69%, respectively.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Long-term bonds	Annual Interest Rate at December 31, 2006	Outstanding Principal Amount at December 31,
		2006	2005
		ThU.S.$	ThU.S.$
Bonds:
U.S.$ bonds (1st issue) due December 2007	7.00%	99,980	99,958
U.S.$ bonds (2nd issue) due September 2009	7.20%	99,957	99,941
U.S.$ bonds (2nd issue) due September 2017	7.50%	124,343	124,281
U.S.$ bonds (3rd issue) due August 2010	8.625%	270,124	270,020
U.S.$ bonds (4th issue) due September 2011	7.75%	386,825	386,788
U.S.$ bonds (5th issue) due July 2013	5.125%	300,000	300,000
U.S.$ bonds (6th issue) due April 2015	5.625%	398,337	398,148

Total bonds		1,679,566	1,679,136
Less current maturities of long-term bonds		(99,980)	—

Total long-term bonds		1,579,586	1,679,136

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

The weighted average interest rate for all long-term debt at December 31, 2006 and 2005 was approximately 6.54% and 6.50%, respectively. Required repayment of principal for long-term debt is as follows:

Year Ended December 31,
ThU.S.$
2007	268,576
2008	189,299
2009	265,629
2010	275,622
2011	391,127
2013	540,000
2015	398,337
2017	90,057

Total	2,418,647

Cash paid during 2006, 2005 and 2004 for interest was U.S.$172.3 million, U.S.$170.9 million and U.S.$138.3 million, respectively. The total amount of interest cost incurred by Arauco was U.S.$176.5 million (net of U.S.$22.2 million related to interest rate swaps), U.S.$173.5 million (net of U.S.$16.0 million related to interest rate swaps) and U.S.$138.9 million (net of U.S.$5.0 million related to interest rate swaps) for the years ended December 31, 2006, 2005, and 2004, respectively. The amount of interest capitalized for these periods was U.S.$94.0 million, U.S.$63.0 million, and U.S.$60.8 million, respectively.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 9 –INCOME TAXES

Provision for income taxes was as follows:

	Year ended December 31,
	2006	2005	2004
	ThU.S.$	ThU.S.$	ThU.S.$
Domestic
Current	85,509	65,709	87,878
Deferred	30,304	12,874	14,100
Foreign
Current	32,358	36,889	36,429
Deferred	13,787	(2,144)	1,492

Total provision for income taxes	161,958	113,328	139,899

The tax effects of significant temporary differences creating deferred tax assets and liabilities at December 31 were as follows:

	December 31,
	2006	2005
	ThU.S.$	ThU.S.$
Deferred income tax liabilities

Inventories	(8,945)	(7,961)
Other	(32,827)	(25,202)
Property, plant and equipment	(335,500)	(245,918)
Debt issue costs	(2,719)	(2,888)

Total deferred tax liabilities	(379,991)	(281,969)
Deferred income tax asset
Accruals	25,500	31,362
Tax loss carry forwards	34,716	30,142
Other	35,462	30,713

Total deferred tax assets	95,678	92,217

Valuation allowance	—	(5,923)

Total deferred tax assets - net	95,678	86,294

Net deferred tax liability	(284,313)	(195,675)

Net long-term deferred tax liabilities were U.S.$285.6 million at December 31, 2006 and U.S.$197.2 million at December 31, 2005. In addition, net short-term deferred tax assets of U.S.$1.2 million at December 31, 2006 and U.S.$ 1.5 million at December 31, 2005, are included in the Consolidated Balance Sheets in prepaid expenses and other current assets.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Cash paid during 2006, 2005 and 2004 for income taxes was U.S.$79.8 million, U.S.$126.5 million and U.S.$67.8 million, respectively.

As of December 31, 2005, Arauco had valuation allowances of U.S.$5.9 million, respectively, to reduce its deferred tax assets to estimated realizable value. The valuation allowances relate to the deferred tax assets arising from Argentina.

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

At December 31, 2006, Arauco had operating loss carry-forwards of approximately U.S.$141.8 million. Loss carry-forwards associated with Chile are U.S.$76.6 million, which can be carried forward indefinitely. Loss carry-forwards associated with Argentina were U.S.$16.5 million, which expire in 2007. Loss carry-forwards in Brazil were U.S.$48.7 million, which can be carried forward indefinitely.

At December 31, 2005, Arauco had operating loss carry-forwards of approximately U.S.$128.4 million. Loss carry-forwards associated with Chile are U.S.$46.0 million, which can be carried forward indefinitely. Loss carry-forwards associated with Argentina were U.S.$35.6 million, which expire in 2007. Loss carry-forwards in Brazil were U.S.$46.8 million, which can be carried forward indefinitely.

The following table summarizes the effect of the differences between the statutory income tax rate and the effective income tax rates:

	Year ended December 31,
	2006	2005	2004
	ThU.S.$	ThU.S.$	ThU.S.$
Pretax income multiplied by enacted tax rate	133,346	94,805	124,099
Change in valuation allowance	(5,923)	(105)	(262)
Tax effect resulting from foreign subsidiaries	24,269	19,845	21,818
Permanent differences	10,384	(1,021)	(2,716)
Non-taxable income	(118)	(196)	(3,040)

Effective income tax amount	161,958	113,328	139,899

The Chilean statutory, first category (corporate) income tax rate was 17% in 2004, 2005 and 2006 and thereafter in accordance with currently enacted tax legislation. Also, in accordance with Chilean law, the Company and each of its subsidiaries compute and pay tax on a separate basis and not on a consolidated basis. The Argentine statutory first category income tax rate was 35% for all years presented. The Brazilian statutory first category income tax rate was 34% in 2005 and 2006.

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

The estimated fair values of the Company’s financial instruments are summarized below.

	At December 31, 2006		At December 31, 2005
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
	(ThU.S.$)		(ThU.S.$)
Assets
Cash	22,180	22,180	25,958	25,958
Time deposits	21,719	21,719	32,276	32,276
Short-term investments	143,851	143,851	280,276	280,276
Trade receivables	550,746	550,746	371,791	371,791
Other receivables	134,329	134,329	96,327	96,327

Liabilities
Short-term debt	203,453	203,453	113,360	113,360
Accounts payable	424,431	424,431	286,337	286,337
Notes payable	739,081	739,081	562,612	562,612
Bonds	1,679,566	1,832,513	1,679,136	1,786,795

Derivative instrument
Interest rate swap	13,418	13,418	—	—

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 11—RELATED PARTY TRANSACTIONS

Arauco enters into fuel purchase contracts with Compañía de Petróleos de Chile COPEC S.A., subsidiary of the parent corporation of the Company. Arauco purchased fuel totaling U.S.$41.0 million during 2006 and U.S.$23.8 million in 2005. The terms of these contracts and purchases were generally similar to those prevailing with unrelated parties.

Arauco obtains insurance from Compañía de Seguros Generales Cruz del Sur S.A. (“Cruz del Sur”), a Chilean insurance company controlled by a related party until October 2005. Cruz del Sur was the supplier of all of Arauco’s insurance policies covering its forest holdings and production plants, facilities and equipment. Arauco paid direct insurance premiums of U.S.$8.5 million and U.S.$10.9 million for the years ended December 31, 2005 and 2004, respectively.

We made purchases from Puerto de Lirquén S.A., our 20.1% affiliate and a supplier of port services, of U.S.$3.2 million in 2004, U.S.$4.2 million in 2005 and U.S.$5.6 million in 2006. Outstanding balances at December 31, 2006 and 2005 with Puerto de Lirquén S.A included a receivable of U.S.$1,079 thousand and U.S.$264 thousand, respectively.

We made purchases from Compañía Puerto de Coronel S.A., our 50.0% affiliate and a supplier of port services, of U.S.$6.0 million in 2004, U.S.$5.9 million in 2005 and U.S.$ 5.5 million in 2006.

We made purchases from EKA Chile, which is 50% controlled by Arauco and 50% by EKA Chemicals of U.S.$17.4 million in 2005 and U.S.$19.6 million in 2006. We provided EKA Chile with electricity for payment of U.S.$16.1 million during 2005 and U.S.$17.2 million in 2006. EKA Chile, a sodium chlorate supplier, was formed in January 2003. We had an outstanding receivable from EKA Chile of U.S.$1.8 million at December 31, 2005 and U.S.$1.7 million at December 31, 2006.

We paid Portaluppi, Guzmán y Bezanilla an aggregate amount of approximately U.S.$670 thousand during 2004, U.S.$1.1 million during 2005 and U.S.$1.2 million during 2006, as payment for legal services.

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

Trials or other legal proceedings

A)	The Company is involved in the following proceedings and legal actions regarding the operation of the Valdivia plant:

1)	Through Exempt Resolution No. 0250 dated April 1, 2004, the Environmental Regional Commission (“COREMA”) opened an investigation in connection with some alleged violations of environmental regulations pursuant to Resolution of Environmental Description No. 279-1998 by the Valdivia Project.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The Company answered the charges before the Commission. Nevertheless, through Resolution No.387 dated May 24, 2004, the Commission resolved, among other things, to (a) fine the Company 900 Monthly Tax Units (“UTM,” a Monthly Tax Unit that is a Chilean inflation-indexed, peso-denominated monetary unit which is set monthly in advance based on the previous month’s inflation rate) (U.S.$54 thousand at December 31, 2006) for failure to comply with the terms and conditions set forth in Sections 2, 11, 12 and 13 of the Resolution of Environmental Description; (b) accept the measures proposed by the Company to mitigate the odor problem, establishing a schedule for the execution of such measures and (c) point out that the industrial waste fluids discharge system of the emergency system must comply with the Evaluating System of Environmental Impact (Law 19,300). The aforementioned Resolution No. 387 was judicially appealed in the Civil Court of Puerto Montt on June 4, 2004, in connection with part of the fine mentioned in clause (a) above, and the Company paid 10% of the total claimed. The case is currently in progress.

2)	Pursuant to the Records of Inspection dated July 8, 2004 and finalized on July 15, 2004, Valdivia’s Department of Health Services began a Sanitary Indictment for the alleged emission of odors at the Valdivia Plant. On July 19, 2004, the Valdivia Plant filed its reply. Through Resolution 1775 dated December 17, 2004, Valdivia’s Department of Health Services resolved to fine Arauco 1,000 UTM (U.S.$60 thousand at December 31, 2006) and established some requirements to be fulfilled by the Company.

On December 27, 2004, Arauco judicially appealed the aforementioned Resolution in the First Civil Court of Valdivia. The matter is currently pending resolution.

3)	Through Resolution No. 610 dated April 15, 2004 (of which the Company received notice on April 19, 2004), Valdivia’s Department of Health Services fined Arauco 1,000 UTM (U.S.$60 thousand at December 31, 2006), due to odors at the Valdivia Plant. The Company appealed the fine in the appropriate Civil Court of Valdivia, case No. 1151-04 and obtained a favorable resolution from the Civil Court. However, Valdivia’s Department of Health Services judicially appealed the resolution in the Court of Appeals of Valdivia. The matter is currently in progress.

4)	Through Resolution No. 860 dated December 21, 2004, COREMA began sanction proceedings against the Company due to the discharge of refrigeration water at the Valdivia Plant, the disposal of solid waste, the accumulation of spills and the spilling of non-authorized effluents.

On January 11, 2005, Arauco filed its response, and through Resolution No. 182 dated March 15, 2005, COREMA resolved to sanction the Company with 800 UTM (U.S.$48 thousand at December 31, 2006), Arauco appealed that sanction on March 31, 2005 and paid 10% of the total claimed. The case is currently in progress.

5)	Through resolution dated April 22, 2005, the Regional Ministerial Secretary of Health (the “Health SEREMI”) fined Arauco 1,000 UTM (U.S.$60 thousand at December 31, 2006), due to a fatal accident involving an employee in January 2005. The Company appealed the fine in the Second Civil Court of Valdivia, through case No. 785-2005, which is currently in progress.

6)	Through Resolution No. 17 dated January 18, 2005, COREMA began sanction proceedings against the Company due to an alleged increase in the capacity of the plant, an increase of additional discharge waters into the Cruces River, a lack of compliance with the quality and emission guidelines for fluid waste, a lack of compliance with the required measurement of TRS gas and a lack of compliance with other measurement parameters. The Company filed its appeal last January 31, 2005.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Through Resolution No. 197 dated March 18, 2005, COREMA fined Arauco 1,400 UTM (U.S.$84 thousand at December 31, 2006). Arauco appealed that sanction and paid the required percentage of the total claimed. The case is currently in progress.

7)	Through Resolutions 3300 and 3301 dated December 20, 2004, the Superintendent of Sanitary Services began sanction proceedings against the Company due to the Company exceeding the guidelines of the Resolution on Environmental Description, approved by the Study of Environmental Impact regarding the total emission of phosphate and temperature.

Through Resolution 290 dated January 26, 2005, the Superintendent of Sanitary Services fined Arauco 200 Annual Tax Units (“UTA”, an Annual Tax Unit that is a Chilean inflation-indexed, peso-denominated monetary unit which is set monthly in advance based on the previous month’s inflation rate, U.S.$144 thousand at December 31, 2006). This Resolution was judicially appealed on February 9, 2005 in the appropriate Civil Court of Santiago, which rejected the complaint. The resolution was appealed in the Appeal Court, and the matter is currently in progress.

8)	Several complaints have been filed with the Warranty Court of Valdivia, due to alleged violations in connection with the operations of the Valdivia Plant. All the complaints are being addressed through a single investigation. The complaints charge alleged violations set forth in Article 291 of the Penal Code, Article 136 of the Fishing Law and Article 38 of the National Monuments Law. The investigation is currently in progress in the appropriate District Attorney’s office.

9)	On April 27, 2005, the State of Chile Defense Committee filed an indemnity demand against the Company in the First Civil Court of Valdivia for environmental harm and indemnities. The Company filed its response, and the matter is currently in progress.

10)	Through Resolution 1755 dated June 24, 2005, the Superintendent of Sanitary Services began a sanction proceeding against the Company for exceeding emissions standards regarding temperature, suspended solid waste, arsenic, total phosphorus, hexavalente chrome, molybdenum and nickel. On July 11, 2005, the Company filed its response to the Superintendent. Nevertheless, on December 26, 2005, the Superintendent resolved to sanction the Company with a fine of 400 UTA (U.S.$288 thousand at December 31, 2006). The Company has appealed the decision, and the matter is currently in progress.

11)	On January 25, 2006, the Health SEREMI commenced a sanitary proceeding with regard to a fatal accident in January 2006 involving an employee of a contractor working in the Valdivia project. The proceeding is currently pending resolution.

12)	On June 20, 2006, the family of an employee of Arauco who died in an accident filed suit in the family court of San José de la Mariquina, file No. 14.146. The suit demands Ch$488,525,280 (U.S.$918 thousand at December 31, 2006) in damages. The lawsuit is covered by our insurance and our insurance provider has assumed the defense. The matter is currently in process.

13)	Through Resolution Nº 177, dated February 15, 2007, the COREMA of the 10th Region, resolved to initiate proceedings against Celulosa Arauco y Constitución S.A., in connection with the project for Definitive Works of the Emergency Spills Lagoon of the Valdivia Plant.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The proceedings started by virtue of a potential breach of contract with regard to certain conditions established in the COREMA Resolution Nº 763 that environmentally graded the above-referenced project. The breach would be related to the volume of outflows reaching the lagoon upon completion of the Tracking Plan of the project, the maintenance of a given volume of water in this lagoon and the Monitoring Plan that applies to it.

The Company presented its response on March 2, 2007. Currently, the final decision of COREMA regarding this proceeding is pending.

14)	On May 19, 2007 due to odors emerged from Valdivia Plant, the Health Services of Valdivia began a Sanitary Indictment against the Plant. Arauco presented its response on May 28, 2007. Currently, the final proceeding is pending.

B)	Arauco is subject to the following legal actions and proceedings affecting its Arauco pulp mill:

1)	On August 23, 2004, Arauco’s Department of Health Services began a sanitation investigation based on the nuisance caused by a turpentine spill at the Arauco Plant. Through a Resolution dated November 8, 2004, Arauco’s Department of Health Services resolved to fine the Company 1,000 UTM (U.S.$60 thousand at December 31, 2006).

This Resolution was judicially appealed on November 17, 2004 before the Court of Lebu, and is currently pending resolution.

2)	On June 7, 2005, individuals and associations related to small-scale fishers in Laraquete and Arauco filed a criminal complaint in Warranty Court for violation of Article 136 of the Fishing Law relating to potential harm to the fishing resources in the area of the Arauco Plant. The investigation is in progress in the District Attorney’s office, which requested that there be a definitive stay of proceedings on the case. On the other hand, the plaintiffs have demanded the enforcement of the acusation. Both matters shall be treated in court on June 26, 2007 in the Arauco Security Court.

C)	Arauco is subject to the following legal actions and proceedings affecting its Nueva Aldea Forestry Industrial Complex:

1)	On April 8, 2005, several appeal claims were filed against the Resolution on Environmental Qualification of the Project of New Works and Updates of the Itata Forestry Industrial Complex, which had been approved on March 10, 2005. The aforementioned appeals were filed by individuals who participated in the development of the Study on Environmental Impact, with the participation of citizens. On May 4 and May 31, 2005, respectively, the Company and the Regional Environmental Commission of the Eighth Region informed the public about the appeals, which are currently in progress.

2)	On December 15, 2005, the Health SEREMI commenced a sanitary proceeding with regard to an accident involving the exposure of three employees of Echeverría Izquierdo Montajes Industriales, S.A., while handling the equipment owned by a subcontractor of Echeverría Izquierdo Montajes Industriales, S.A. The Company was required to appear in the proceeding and submitted all required paperwork. Through Resolution 2810, dated June 29, 2006, the SEREMI resolved to sanction various companies, including Arauco, which was fined 300 UTM (U.S.$182 thousand at December 31, 2006). Arauco subsequently presented an appeal to the sanction before the court of Concepción. The proceeding is currently in progress.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

3)	In connection with the accident that occurred at the Nueva Aldea Plant, which is referenced in section C.2 above, the office of the state prosecutor of Quirihue commenced an investigation. Once the criminal investigation closed, the records were sent to the oral tribunal of Chillán, without any formal sentence against any person linked to Arauco.

4)	In March 2006, several appeal claims were presented against the Resolution on Environmental Qualification of the Project of New Works and Updates of the Nueva Aldea Forestry Industrial Complex, which were approved on February 20, 2006. The appeals were filed by individuals who participated in the development of the Environmental Impact Study, with the participation of other Chilean citizens. On May 31, 2006, the Company informed the Executive Committee of the CONAMA about the appeals. The proceedings are currently in progress.

5)	On December 9, 2006, Mr. Osmán Miguel Vergara Zambrano appeared before the Court of Appeals of Chillán with an appeal of protection against Besalco S.A. and Celulosa Arauco y Constitución S.A. The appeal seeks to have the companies immediately abandon a section of property that the claimants argue has been illegally occupied, repair the damage caused by the construction of the Waste Conduction and Discharge to the Sea of the Nueva Aldea Forestry Industrial Complex.

The appeal was rejected by the Court of Appeals of Chillán on February 6, 2007. This ruling was appealed before the Supreme Court. On March 26, 2007, the Supreme Court affirmed the decision to reject the appeal.

6)	On December 27, 2006, a dispute was presented by relatives of Mr. Pablo Reyes Cerda, a former employee of a contracting company of the Nueva Aldea Forestry Industrial Complex, who died on November 24, 2006, relating to his alleged homicide. The investigation is being carried out by the State Prosecutor of Quirihue.

7)	In October of 2006, Mr. Héctor Manuel Rabanal Baeza filed charges with the corresponding Prosecutor for damages to private property. The complaint alleges damages were caused by operations of the Pulp Plant of the Forestry Industrial Complex of Nueva Aldea. The investigation is being carried out by the corresponding Prosecutor.

D)	Arauco is subject to the following legal actions and proceedings affecting its Constitucion Plant:

1)	On January 24, 2006, the Company was notified of a claim for an injunction brought by Alvaro Santa María Prieto and Alejandro Lagos Letelier in the Court of Constitucion, seeking to modify the Company’s activities in the area with respect to air quality control guidelines.

2)	According to the Inspection Act No. 235 of September 25, 2006, the Sanitary Authority of the Seventh Region began a sanitary investigation against the Company, investigating whether the monitoring system for TRS gases from their clay ovens and boilers has the necessary Sanitary Authority approval required by DS 167. The Company presented its responses. Regardless, through Sanitary Sentence No. 72 dated April 3, 2007, the SEREMI of the 7th Region resolved to warn the Company.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

E)	Celulosa Arauco y Constitución S.A. has the following legal actions and proceedings affecting its Pulp Plant of Licancel:

1)	According to Inspection Act No. 670 of September 14, 2006, the Sanitary Authority of the Seventh Region began a sanitary investigation against the Company, investigating whether the monitoring system for TRS gases required by DS 167 has the required approval. The Company appropriately presented its responses. Regardless, due to Sanitary Sentence No. 71 dated April 3, 2007, the SEREMI of the 7th region resolved to warn the Company.

The Company is not currently involved in any other court proceedings or any other legal actions that could significantly affect its financial, economic or operational conditions.

Other contingencies

The Electricity and Fuel Superintendent imposed sanctions on Arauco’s subsidiary Arauco Generación S.A. for alleged deficiencies in the Central Interconnected System. Arauco Generación S.A. is appealing these sanctions in the Court of Justice and with the Superintendent, and the matter is currently pending resolution. The fines in question amount to Ch$113,365 thousand (U.S.$213 thousand at December 31, 2006), and have been recorded in the Consolidated Financial Statements.

Guarantees

The Company has guaranteed the debt of one of its subsidiaries, Alto Paraná S.A. At December 31, 2006, the outstanding principal amount of the guaranteed debt totaled U.S.$200 million. This guarantee would require payment by the Company in the event of default by Alto Paraná S.A.. The guarantee coincides with the terms of the note and expires in 2008. Arauco has no other material guarantees.

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

Arauco entered into various projects related to the improvement of, or investment in, product processes designed to protect the environment during the year ended December 31, 2006.

Arauco entered into a project to reduce gases and steam which are a by-product of the mill production process. Arauco has incurred costs of U.S.$66.5 million during 2006 (U.S.$20.1 thousand during 2005) and Arauco expects to incur an additional U.S.$50.3 million on this project.

The Company entered into an environmental protection project in connection with the Valdivia Mill construction project. The Company has incurred costs of U.S.$1.7 million during 2004. The Company expects to incur an additional U.S.$253 thousand on this project.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The Company entered into an environmental protection project in connection with the Nueva Aldea Mill construction project and the Nueva Aldea Thermic Plant project. The Company has incurred costs of U.S.$8.2 million during 2006 (U.S.$21.7 million in 2005) and expects to incur an additional U.S.$0.9 million in 2007.

The Company entered into a project to improve the evacuation of water and effluent treatment of the Paneles mill. The Company has incurred costs of U.S.$3.4 million in 2006 (U.S.$368 thousand during 2005) and expects to incur an additional U.S.$3.2 million.

The Company’s subsidiaries Forestal Celco S.A., Forestal Cholguán S.A., Bosques Arauco S.A. and Forestal Valdivia S.A. are implementing an environmental system regulated under a certification process pursuant to ISO 14.001. During 2006, these subsidiaries incurred U.S.$345 thousand in relation to this project (U.S.$215 thousand in 2005) and expect to incur an additional U.S.$240 thousand.

Covenants

The Company’s long-term borrowings require compliance with certain financial restrictions (see note 8). Non-compliance could result in these debts becoming fully payable upon demand. Arauco was in compliance with all financial covenants at December 31, 2006.

An agreement of Wood Supply and Future Land Purchases entered into by Celulosa Arauco y Constitución S.A. and a contract of Forestry Administration entered into by certain of Arauco’s forestry subsidiaries, both with the Fondo de Inversión Bío Bío, pursuant to which Arauco is subject to the following minimum financial restrictions. Failure to meet these restrictions could result in the purchase in advance of future obligations.

(i)	the ratio of debt to consolidated tangible net worth must not be greater than 1.2;

(ii)	consolidated net worth must not be less than U.S.$ 2,500 million; and

(iii)	the interest coverage ratio must not be less than 2.0.

Pursuant to the agreement of Wood Supply between Arauco and the Fondo de Inversiones Bio Bio, Arauco would be required to advance the future purchases of wood (in part or entirely, depending on the situation) if the Fondo Bío Bío, in the event of “Significant Adverse Event”, as defined by the agreement, cannot meet its financial obligations with its own resources.

NOTE 13—SEGMENT INFORMATION

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

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Year ended December 31, 2006
	(ThU.S.$)
	Pulp	Forestry	Wood Products	Plywood and fiberboards panels	Others	Eliminations of intercompany sales and corporate assets	Consolidated
Sales to unaffiliated customers	1,257,773	83,452	726,198	721,164	61,425	—	2,850,012
Inter-segment sales	11,339	514,253	320,400	381,603	179,861	(1,407,456)	—

Total sales revenue	1,269,112	597,705	1,046,598	1,102,767	241,286	(1,407,456)	2,850,012

Operating income	411,479	104,135	114,143	174,188	3,814	—	807,759

Identifiable assets as of December 31, 2006	3,508,909	2,347,265	466,387	452,746	35,976	257,669	7,068,952

	Year ended December 31, 2005
	(ThU.S.$)
	Pulp	Forestry	Wood Products	Plywood and fiberboards panels	Others	Eliminations of intercompany sales and corporate assets	Consolidated
Sales to unaffiliated customers	991,157	79,510	649,339	588,260	65,641	—	2,373,907
Inter-segment sales	7,114	497,117	306,677	296,612	96,060	(1,203,580)	—

Total sales revenue	998, 271	576,627	956,016	884,872	161,701	(1,203,580)	2,373,907

Operating income	278,717	130,684	92,338	136,634	(3,434)	—	634,939

Identifiable assets as of December 31, 2005	2,985,769	1,886,874	388,205	421,937	24,443	406,791	6,114,019

	Year ended December 31, 2004
	(ThU.S.$)
	Pulp	Forestry	Wood Products	Plywood and fiberboards panels	Others	Eliminations of intercompany sales and corporate assets	Consolidated
Sales to unaffiliated customers	1,005,970	61,685	612,572	373,750	21,075	—	2,075,052
Inter-segment sales	2,602	493,951	252,501	287,380	48,640	(1,085,074)	—

Total sales revenue	1,008,572	555,636	865,073	661,130	69,715	(1,085,074)	2,075,052

Operating income	379,336	112,594	144,887	125,965	4,567	—	767,349

Identifiable assets as of December 31, 2004	2,641,704	1,462,896	363,958	326,479	38,782	440,047	5,273,866

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Arauco’s sales revenue and property, plant, equipment and forests, detailed by country, were as follows:

	Year ended December 31, 2006
	(ThU.S.$)
Country	Sales Revenue (*)	Property, plant, equipment and forest
Chile	2,298,888	4,456,728
Argentina	352,292	681,837
Brazil	198,832	325,109

Total	2,850,012	5,463,674

	Year ended December 31, 2005
	(ThU.S.$)
Country	Sales Revenue (*)	Property, plant, equipment and forest
Chile	1,947,081	3,656,129
Argentina	284,234	699,773
Brazil	142,592	281,901

Total	2,373,907	4,637,803

	Year ended December 31, 2004
	(ThU.S.$)
Country	Sales Revenue (*)	Property, plant, equipment and forest
Chile	1,818,534	3,301,173
Argentina	256,518	635,743

Total	2,075,052	3,936,916

(*)	Sales revenues are attributed to countries based on the location of the sales office where the sale was recorded.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Depreciation expense for Arauco’s segments was summarized as follows:

	Year ended December 31,
	2006	2005	2004
	(ThU.S.$)
Industry
Pulp	124,870	115,858	99,045
Forestry	5,656	5,119	6,823
Wood products	21,293	19,145	16,229
Plywood and fiberboards panels	32,045	26,993	15,256
Other	3,131	3,176	3,976

Total depreciation	186,995	170,291	141,329

Capital expenditures for Arauco’s segments were summarized as follows:

	Year ended December 31,
	2006	2005	2004
	(ThU.S.$)
Industry
Pulp	352,311	419,899	348,040
Forestry	652,159	145,503	289,073
Wood products	34,486	10,653	65,373
Plywood and fiberboards panels	43,586	39,440	42,485
Other	7,908	2,842	12,349

Total capital expenditures	1,090,450	618,337	757,320

Accounts payable for the acquisitions of property, plant and equipment and forest was U.S. $(3.9) million, U.S.
$(13.1) million, and U.S. $(14.0) million for the years ended December 31, 2006, 2005 and 2004, respectively.

Arauco’s export sales detailed by major geographic area were as follows:

	Year ended December 31,
	2006	2005	2004
	(ThU.S.$)
North America	702,836	631,487	546,155
Central and South America	201,619	129,832	173,495
Asia	730,098	595,802	637,455
Europe	420,158	357,030	339,505
Other	142,922	142,448	84,105

Total export sales	2,197,633	1,856,599	1,780,715

Export sales as a percentage of total sales revenue	77.12%	78.21%	85.82%

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 14—SUBSEQUENT EVENTS

On June 11, 2007, the Company’s subsidiary, Alto Paraná S.A., issued bonds in the amount of U.S.$ 270 million. The maturity of the bonds is 10 years. The annual interest rate is 6.375%. The net proceeds from the bonds issuance will be used to refinance a portion of the outstanding debt of Alto Paraná S.A. and for capital expenditures purposes.

On June 5, 2007, in connection with the death of fish in the Mataquito River, approximately 15 kilometers downstream of the Licancel mill, we decided to voluntarily suspend our operations in the Licancel Mill as a preventive measure. In addition, Chilean authorities, including the health authorities and the Superintendencia de Servicios Sanitarios (Sanitary Services Superintendency), required that we suspend activities at the Licancel Mill and that we suspend any further discharges into the river. We also commenced independent investigations relating to the cause of the death of the fish. On June 18, 2007, as a result of a pipe leakage in the water treatment system currently in place at the Licancel Mill, and estimated 50 cubic meters of effluents reached the Mataquito River. On that same date, we decided to close the mill indefinitely and informed the Sanitary Services Superintendency of the incident. We have resolved not to resume operations at the Licancel Mill until we have replaced the current environmental treatment system with a new system that incorporates a new effluent treatment system approved by the environmental authorities.

No other events have occurred since December 31, 2006 and up to the issue of these financial statements that may affect significantly the financial situation of the Company.

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