Form 20-F
period 2007-12-31
ARAUCO & CONSTITUTION PULP INC
filed 2008-06-26
CIK 1004156

As filed with the Securities and Exchange Commission on June 26, 2008

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR

15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Commission File Number: 33-99720

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

(Exact name of Registrant as specified in its charter)

Arauco and Constitution Pulp Inc.

(Translation of Registrant’s name into English)

Republic of Chile

(Jurisdiction of incorporation or organization)

Avenida El Golf 150

14th Floor

Las Condes, Santiago

Chile

(Address of principal executive offices)

Gianfranco Truffello

Tel.: 56-2-4617221 • E-mail: gtruffello@arauco.cl

Avenida El Golf 150

14th Floor

Las Condes, Santiago

Chile

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

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

6.375% due 2017

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statement included in this filing:

U.S. GAAP  ☒    IFRS  ☐    Other  ☐

Indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

Celulosa Arauco y Constitución S.A. is a corporation (sociedad anónima) organized under the laws of the Republic of Chile, and subject to the rules of the Chilean public corporations (sociedades anónimas abiertas). Except where otherwise specified or the context otherwise requires, when we refer to the “Company,” “Arauco” or “we,” in this annual report, we mean Celulosa Arauco y Constitución S.A. and its consolidated subsidiaries. When we refer to “Chile,” we mean the Republic of Chile; when we refer to “Argentina,” we mean the Argentine Republic; when we refer to “Brazil,” we mean the Federative Republic of Brazil; and when we refer to “Uruguay,” we mean the Oriental Republic of Uruguay. All references to “tons” are to metric tons (1,000 kilograms), which equal 2,204.7 pounds. One “hectare” equals 10,000 square meters or 2.471 acres. Discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

Unless otherwise specified, all references to “$”, “U.S.$”, “U.S. dollars” or “dollars” are to United States dollars; references to “Chilean pesos” or “Ch$” are to Chilean pesos; references to “Argentine pesos” or “Ar$” are to Argentine pesos; references to “Brazilian reals” or “R$” are to Brazilian reals; references to “€” or “euro” are to the euro, the single European currency established pursuant to the European Economic and Monetary Union; and references to “UF” are to Unidades de Fomento. The UF is a unit of account that is linked to, and adjusted daily to reflect changes in, the Chilean consumer price index reported by the Chilean National Institute of Statistics (Instituto Nacional de Estadísticas). At December 31, 2007, one UF equaled U.S.$39.45 and Ch$19,622.66.

Item 18 of this annual report includes our audited consolidated financial statements as of December 31, 2006 and 2007 and for the years ended December 31, 2005, 2006 and 2007, including the notes thereto, which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

For your convenience, we have included translations of certain amounts into dollars at a specified rate. Unless otherwise indicated, the U.S. dollar equivalent for information in Chilean pesos is based on the observed exchange rate (dólar observado) reported by the Central Bank of Chile (Banco Central de Chile), which we refer to as the Central Bank, for December 31, 2007, which was Ch$496.89 to U.S.$1.00. The observed exchange rate is, for any date, the average exchange rate at which transactions are actually carried out in the Formal Exchange Market (Mercado Cambiario Formal) on the previous day, as certified by the Central Bank on the following business day. You should not construe these translations as representations that the Chilean peso amounts actually represent such dollar amounts or could be converted into dollars at the rates indicated or at any other rate. On June 24, 2008, the observed exchange rate was Ch$505.11 to U.S.$1.00. For information regarding historical rates of exchange in Chile from January 1, 2003 see “Item 3. Key Information—Exchange Rates.”

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

SELECTED FINANCIAL DATA

The selected financial information presented below is prepared in accordance with U.S. GAAP as of and for the years ended December 31, 2003, 2004, 2005, 2006 and 2007. The selected U.S. GAAP financial information should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, prepared in accordance with U.S. GAAP, included in Item 18.

The selected U.S. GAAP financial information as of December 31, 2006 and 2007 and for the years ended December 31, 2005, 2006 and 2007 is derived from our audited consolidated financial statements provided in Item 18.

For all periods, the financial data in the following table are expressed in U.S. dollars, the currency in which we publish our audited consolidated financial statements. See Note 1 to our audited consolidated financial statements.

	As of and for the year ended December 31,
	2003		2004		2005		2006		2007
	(in thousands of U.S.$, except ratios and per share data)
Income Statement Data
Sales revenue	U.S.$	1,458,220	U.S.$	2,075,052	U.S.$	2,373,907	U.S.$	2,850,012	U.S.$	3,576,719
Cost of sales, exclusive of depreciation		(782,793)		(1,041,590)		(1,388,322)		(1,626,038)		(2,108,730)
Depreciation		(112,636)		(141,329)		(170,291)		(186,995)		(240,299)
Selling and administrative expenses		(105,897)		(124,784)		(180,355)		(229,220)		(279,868)

Income from operations		456,894		767,349		634,939		807,759		947,822
Interest income		30,051		25,431		34,487		40,899		47,735
Other income (expense)		1,570		(4,990)		(2,225)		(344)		10,820
Foreign exchange gains (losses)		52,353		16,227		(6,249)		10,510		(1,942)
Interest expenses		(46,629)		(78,109)		(109,886)		(82,460)		(136,595)
Income before taxes, minority interest and equity from earnings of unconsolidated affiliates

		494,239		725,908		551,066		776,364		867,840
Provision for income taxes		(80,574)		(139,899)		(113,328)		(161,958)		(178,924)
Minority interest in consolidated subsidiaries		(199)		(321)		(72)		100		(1,079)
Equity in earnings of unconsolidated affiliates		6,001		6,473		6,682		7,926		9,520

Net income		419,467		592,161		444,348		622,432		697,357
Dividends paid		133,906		175,387		207,724		194,691		284,343

(table continues on following page)

	As of and for the year ended December 31,
	2003	2004	2005	2006	2007
	(in thousands of U.S.$, except ratios and per share data)
Balance Sheet Data(1)
Property, plant and equipment (less forests), net	2,176,701	2,524,428	3,087,900	3,447,037	3,562,250
Forests	1,243,638	1,412,488	1,549,903	2,016,637	2,241,737
Total assets	4,736,027	5,273,866	6,114,019	7,068,952	7,700,376
Total long-term liabilities	2,026,365	1,919,979	2,434,810	2,501,850	2,838,585
Total shareholders’ equity	2,421,001	2,787,267	3,090,118	3,430,559	3,840,349

Other Financial Data
Capital expenditures (2)	512,939	757,320	618,337	1,090,450	462,837
Depreciation	112,636	141,329	170,291	186,995	240,299
Number of shares	113,152,446	113,152,446	113,152,446	113,152,446	113,152,446
Net income per share	3.71	5.23	3.93	5.50	6.16
Dividends per share (in US$)	1.18	1.55	1.84	1.72	2.51
Dividends per share (in Ch$)(3)	893.2	1,098.9	1,128.9	957.4	1,329.1

Cash Flow Data
Total operating cash flow	346,513	870,523	750,952	1,013,829	900,715
Total cash flow arising from financing activities	193,388	(127,636)	115,661	71,871	(217,053)
Total cash flow arising from investment activities	(561,773)	(745,679)	(865,138)	(1,089,478)	(668,335)

(1)	In 2006, we adopted the SEC Staff Accounting Bulletin No. 108 with respect to quantifying misstatements in financial statements. See Note 1(u) to our audited consolidated financial statements.
(2)	Accrued for the period. Capital expenditures do not include acquisitions of other companies. See Note 13 to our audited consolidated financial statements.
(3)	In constant Chilean pesos as of December 31, 2007.

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

	Daily Observed Exchange Rate
Year Ended December 31,	High	Low	Average(1)	Period-End
	Ch$ per U.S.$
2003	758.21	593.10	686.89	593.80
2004	649.45	557.40	611.11	557.40
2005	592.75	509.70	558.06	512.50
2006	549.63	511.44	529.64	532.39
2007	548.67	493.14	521.06	496.89

2007
December	506.79	495.49	498.83	496.89

2008
January	498.05	463.58	479.46	465.34
February	476.44	453.95	466.67	453.95
March	454.94	431.22	442.13	437.71
April	461.49	433.98	447.51	461.49
May	479.66	464.83	471.00	479.54

Source: Central Bank of Chile

(1)	For each year, the average of the month-end exchange rates for the relevant year. For each month, the average daily exchange rate for the relevant month.

On June 24, 2008, the observed exchange rate was Ch$505.11 to U.S.$1.00.

RISK FACTORS

We are subject to various changing economic, political, social and competitive conditions, particularly in our principal markets. Any of the following risks, if they actually occur, could materially and adversely affect our business, results of operations, prospects and financial condition.

Risks Relating to Arauco and the Forestry Industry

Environmental concerns led us to temporarily suspend our operations at the Valdivia Mill, which adversely affected, and in the future may continue to adversely affect, our business, financial condition and results of operations

Our operations at the Valdivia Mill, an industrial development in the Province of Valdivia in the newly created Fourteenth Region of Chile (which was previously part of the Tenth Region of Chile), have been subject to continued environmental scrutiny by Chilean environmental regulators and the Chilean public since the mill began its operations in 2004. A variety of concerns and claims have been raised regarding potential environmental impacts in the area. Primarily, it has been alleged that the mill’s operations impacted the nearby Carlos Anwandter Nature Sanctuary and contributed to the migration and death of black-neck swans living in the area. In connection with an environmental administrative proceeding, environmental regulators required us to temporarily suspend operations at the Valdivia Mill for approximately one month in January 2005. We resumed operations at the mill on February 18, 2005. See “Item 8. Financial Information—Legal Proceedings.”

On June 8, 2005, we voluntarily suspended operations at the Valdivia Mill, until certain technical and legal conditions could be clarified with the applicable regulatory authorities. We estimate this voluntary suspension resulted in a loss of sales of approximately U.S.$1.0 million per day and a loss of profits of approximately U.S.$250,000 per day. Pursuant to the decision of our board of directors, based on certain clarifications provided by the Environmental Regional Commission (Comisión Regional del Medio Ambiente), or COREMA, of the Tenth Region of Chile, the mill resumed operations on August 12, 2005 at 80% of its authorized production capacity, after 64 days of suspended operations. In order to achieve the full production capacity authorized by applicable permits, the mill had to fulfill certain new requirements established by the COREMA. On January 18, 2008, the COREMA authorized the Valdivia Mill to return to its annual authorized production capacity of 550,000 metric tons. The mill gradually increased its production over a four-month period starting in March 2008 and reached full capacity in June 2008. The suspension of operations at the Valdivia Mill adversely affected our business, financial condition and results of operations. Any future suspension of operations at the Valdivia Mill or at any other of our significant operating plants can be expected to have similar adverse effects. We offer no assurance that the Valdivia Mill will be able to operate without further interruption. See “Item 4. Information on the Company—Description of Business—Pulp—Pulp mills—Chile—Valdivia Mill.”

We submitted to the COREMA of the Tenth Region of Chile an environmental impact study for the implementation of substantial technological improvements on the quality of the effluents generated by the Valdivia Mill. As of the date of this annual report, we have not been notified of the resolution that would conclude the environmental evaluation process by the COREMA. By March 31, 2009, we must also submit an environmental impact study for the construction of a pipeline to discharge the Valdivia Mill’s wastewater in a body of water other than the Cruces River or the Carlos Anwandter Nature Sanctuary or their sources. We will have to construct and put into operation this pipeline no later than 15 months from the date in which the COREMA approves the environmental impact study in its final form. The COREMA has also appointed a consulting firm to analyze and prepare a report on different feasible alternatives for discharge of the Valdivia Mill effluents. Approval by the COREMA of our environmental impact studies regarding the pipeline and the improvement of the quality of the effluents and the construction and operation of such a pipeline are each subject to many environmental, regulatory, engineering and political uncertainties at this time. As a result, we cannot give you any assurance that such projects will ever be approved or completed. If either our environmental study or the installation of the pipeline is delayed for reasons that COREMA attributes to us, we may face sanctions that include warnings, fines or the revocation of the Valdivia Mill’s environmental permit of operation. Alternatively, if COREMA determines that such delays are beyond our control, we believe that COREMA should extend the applicable deadlines. However, we can offer no assurances that any of such deadline extensions will be granted, even if we comply with all the requirements set forth by COREMA. See “Item 4. Information on the Company—Description of Business—Pulp—Pulp mills—Chile—Valdivia Mill.”

Environmental concerns led us to suspend our operations at the Licancel Mill, which adversely affected our business, financial condition and results of operations

Since June 2007, our operations at the Licancel Mill, a pulp mill located in the Seventh Region of Chile, have been subject to environmental scrutiny by Chilean environmental regulators and the public. On June 5, 2007, in connection with the death of fish in the Mataquito River, approximately 15 kilometers downstream of the mill, we decided to voluntarily suspend our operations in the Licancel Mill as a preventive measure. In addition, Chilean authorities, including the health authorities and the Superintendencia de Servicios Sanitarios (Sanitary Services Superintendency), required that we suspend activities at the Licancel Mill and that we suspend any further discharges into the river. We also commenced independent investigations relating to the cause of the death of the fish. On June 18, 2007, as a result of a pipe leakage in the water treatment system currently in place at the Licancel Mill, an estimated 50 cubic meters of effluents reached the Mataquito River. On that same date, we decided to close the mill indefinitely and informed the Sanitary Services Superintendency of the incident. On October 3, 2007, we requested to the health authority (Autoridad Sanitaria) of the Seventh Region of Chile that it remove the suspension of activities at the Licancel Mill. On October 22, 2007, the health authority of the Seventh Region of Chile removed the suspension and imposed certain conditions relating to our activities in the mill consisting primarily of the implementation of certain emergency detection and control programs and systems, with which we have complied. Furthermore, on November 12, 2007 the Sanitary Services Superintendency removed the suspension regarding the release of discharges by the Licancel Mill. The mill resumed operations during January 2008.

Several administrative and judicial proceedings have been commenced regarding the events at the Licancel Mill, including the death of fish at the Mataquito River. The proceedings and the related sanctions are described in Note 12 to our audited consolidated financial statements. We estimate that the suspension of operations at the Licancel Mill resulted in a loss of profits of approximately U.S.$4 million per month. We can offer no assurance that the Licancel Mill will be able to operate without further interruptions. Any future suspension of operations at the Licancel Mill may adversely affect our business, financial condition and results of operations. See “Item 8. Financial Information—Legal Proceedings” and “Item 4. Information on the Company—Description of Business—Pulp—Pulp mills—Chile—Licancel Mill.”

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

Since 2004, we have been subject to a number of environmental administrative and judicial proceedings in Chile, including proceedings related to the Valdivia Mill, the Arauco Mill, the Nueva Aldea Complex, a forestry-industrial complex in the Eighth Region of Chile, and the Licancel Mill. As a result of these proceedings, we have been subject to fines and sanctions, and we may be subject to fines, injunctions or other sanctions in the future. Additional proceedings, enforcement actions or claims related to environmental requirements or impacts may also be brought against us. Any such proceedings or claims may have an adverse effect on our business, financial condition and results of operations. See “Item 4. Information on the Company—Description of the Business—Pulp—Chile,” “Item 8. Financial Information—Legal Proceedings.”

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

Fluctuations in market price for our products could adversely affect our financial condition and results of operations

Prices for pulp, forestry and wood products can fluctuate significantly. The average price, on an annual basis, for Norscan bleached softwood kraft market pulp (pulp produced in Canada and Northern Europe sold to manufacturers of paper products delivered in Northern Europe, or NBSK), which is the benchmark for softwood bleached pulp, ranged from U.S.$526.43 in 2003 to U.S.$674.59 in 2006. In 2007, the price of NBSK ranged from a minimum of U.S.$730.0 to a maximum of U.S.$869.30. Our business, financial condition and results of operations could be materially and adversely affected if the price of pulp or other forestry products were to decline significantly from current levels. The prices that we are able to obtain for pulp products and, to a lesser extent, other forestry products depend on the following:

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

The subprime crisis in the United States could adversely affect our business and results of operations

Export sales to the United States market accounted for approximately 12.0% of our sales revenues in 2007 as compared to 14.1% in 2006. During 2007, the decrease in demand of sawn timber products due primarily to the subprime crisis and the continued downturn in the real estate market in the United States resulted in our decision to close the La Araucana sawmill and temporarily close the Lomas Coloradas remanufacturing mill. In March 2008, we temporarily closed the Arapoti sawmill. We have also reduced shifts at the Horcones remanufacturing mill. As of December 31, 2007, the book value of the La Araucana sawmill, the Lomas Coloradas remanufacturing mill and the Arapoti sawmill was U.S.$0.9 million, U.S.$7.0 million and U.S.$14.0 million, respectively. In addition, we placed a significant quantity of our sawn timber products in other markets, especially Asia and the Middle East, in order to avoid additional staffing adjustments in the facilities and to mitigate the economic impact of these events in our sawn timber division. Our business, financial condition and results of operations could be materially and adversely affected if the subprime crisis in the United States continues to deteriorate, and if we are unable to re-allocate our sawn timber products to other markets on equally beneficial terms.

We depend on free international trade as well as economic and other conditions in our principal export markets

In 2007, export sales accounted for approximately 76.9% of our total sales revenues. During this period, 42.2% of our export sales were to customers in Asia, 24.5% to customers in North America, 20.7% to customers in Europe and 9.6% to customers in Central and South America. As a result, our results of operations depend, to a significant degree, on economic, political and regulatory conditions in our principal export markets. Our ability to compete effectively in our export markets could be materially and adversely affected by a number of factors beyond our control, including deterioration in macroeconomic conditions, exchange rate volatility, government subsidies, and the imposition of increased tariffs or other trade barriers. If our ability to sell our products competitively in one or more of our principal export markets were impaired by any of these developments, it might be difficult to re-allocate our products to other markets on equally favorable terms and our business, financial condition and results of operations might be adversely affected.

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

Risks Relating to Chile

Chilean political and economic conditions directly impact our business and the market price of our securities

At December 31, 2007, 76.4% of our property, plant and equipment and forest assets were located in Chile, and in 2007, approximately 82.0% of our net sales were attributable to our Chilean operations. Accordingly, our business, financial condition and results of operations depend, to a considerable extent, upon economic conditions in Chile. Future developments in the Chilean economy could adversely affect our financial condition or results of operations and may impair our ability to proceed with our strategic plan of business. In addition, such developments may impact the market price of our securities.

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

Chile’s rates of inflation, which were 2.6% in 2006 and 7.8% in 2007, as measured by changes in the Chilean consumer price index, may adversely affect our operations and financial condition and the market price of our securities.

Risks Relating to Argentina

The economic crisis in Argentina may adversely affect our financial condition and results of operations

At December 31, 2007, approximately 13.1% of our property, plant and equipment and forest assets were located in Argentina, and in 2007, approximately 11.7% of our net sales were attributable to our Argentine operations. On October 31, 2005, through our subsidiary Industrias Forestales S.A., we acquired from Louis Dreyfus S.A.S. 100% of the stock of Ecoboard S.A.I.F. and Ecoresin S.A. (formerly Louis Dreyfus S.A.I.F.) in Argentina and, indirectly as a result of that purchase, 100% of the stock of CAIF S.A. and Faplac S.A. (formerly LD Manufacturing S.A.) and 60% of the stock of Flooring S.A. The financial condition and results of our Argentine operations, including the ability of Alto Paraná S.A., or Alto Paraná, our Argentine subsidiary, to raise capital, depend, to a certain extent, upon political and economic conditions prevailing in Argentina. See “Item 4. Information on the Company—Description of Business—History.”

From 1998 to 2002, the Argentine economy experienced an economic recession marked by reduced levels of consumption and investment and an elevated unemployment rate. The Argentine gross domestic product decreased by 0.8% in 2000, 4.04% in 2001 and 10.9% in 2002. Since 2003, economic indicators have showed some signs of recovery, and the Argentine gross domestic product increased by 8.8% in 2003, by 9.0% in 2004, by 9.2% in 2005, by 8.5% in 2006 and by 8.7% in 2007. However, the Argentine economy may not continue to recover, and future economic, social and political developments in Argentina, over which we have no control, could adversely affect our business, financial condition and results of operations.

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

Risks Relating to Brazil

Economic conditions in Brazil may have a direct impact on our financial condition and results of operations

At December 31, 2007, approximately 10.6% of our property, plant and equipment and forest assets were located in Brazil, and in 2007, approximately 6.3% of our net sales were attributable to our Brazilian operations. During the first quarter of 2005, we acquired all of the shares of capital stock of LD Forest Products S.A. and of Placas do Paraná S.A. in Brazil, as well as 50% of the shares of capital stock of Dynea Brasil S.A. in Brazil. On September 27, 2007 Arauco entered into an agreement for the joint ownership of land with Stora Enso Oyj, a Finnish-Swedish multinational corporation. Pursuant to the agreement, Arauco acquired 80% of the shares in Stora Enso Arapoti Empreendimentos Agrícolas S.A., which owns 50,000 hectares of land, including 25,000 hectares of pine and 5,000 hectares of eucalyptus plantations; 20% of the shares in Stora Enso Arapoti Indústria de Papel S.A., which owns a paper mill with an annual production capacity of 205,000 tons of light weight coated paper; and 100% of the shares of Stora Enso Arapoti Serraria Ltda. which owns a sawmill with an annual production capacity of 150,000 cubic meters per year. Consequently, to a certain extent, our financial condition and results of operations will be dependent on economic conditions in Brazil. See “Item 4. Information on the Company—Description of Business—History.”

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

Inflation and efforts by the Brazilian government to combat inflation may contribute significantly to economic uncertainty in Brazil and could harm the business of our Brazilian subsidiaries

Brazil has, in the past, experienced extremely high rates of inflation. More recently, Brazil’s rates of inflation were 7.6% in 2004, 5.7% in 2005, 3.1% in 2006 and 4.5% in 2007, as measured by the Brazilian consumer price index (Índice de Preços ao Consumidor-Amplo, or IPCA). In the past, inflation, governmental measures to combat inflation and public speculation about possible future actions have had significant negative effects on the Brazilian economy. Future measures taken by the Brazilian government, including interest rate increases, intervention in the foreign exchange market and actions to adjust or fix the value of the real may trigger increases in inflation, and consequently, have adverse economic impacts on our business. If Brazil experiences high inflation in the future, the business, financial condition and results of operations of our recently acquired Brazilian subsidiaries could suffer.

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

The real appreciated by 20.7% against the U.S. dollar in 2007, and appreciated by 8.7% during the first five months of 2008. The exchange rate between the real and the U.S. dollar may continue to fluctuate and may rise or decline substantially from current levels.

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

Risks Relating to Other Markets

Our business, earnings and prospects may be adversely affected by developments in other countries that are beyond our control

Our business and results of operations depend, to a large extent, on the level of economic activity, government and foreign exchange policies and political and economic developments in our principal export markets. In 2007, approximately 93.9% of our total pulp sales and approximately 65.8% of our total sales of forestry, wood and panel products were attributable to exports, principally to customers in Asia, the Americas and Western Europe. Our business, earnings and prospects, as well as our financial condition, results of operations and the market price of our securities, may be materially and adversely affected by developments in these export markets relating to inflation, interest rates, currency fluctuations, protectionism, government subsidies, price and wage controls, exchange control regulations, taxation, expropriation, social instability or other political, economic or diplomatic developments. We have no control over these conditions and developments, which could adversely affect our business, financial condition and results of operations.

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

DESCRIPTION OF BUSINESS

We believe that, as of December 31, 2007, we were Latin America’s largest forest plantation owner, and that we are Chile’s largest exporter of forestry and wood products in terms of sales revenue. We have industrial operations in Chile, Argentina and Brazil. As of December 31, 2007, we had approximately 931,721 hectares of plantations in Chile, Argentina, Brazil and Uruguay. During 2007, we harvested 15.3 million cubic meters of sawlogs and pulplogs and sold 4,964,138 cubic meters of wood products, including sawn timber (green and kiln-dried lumber) and remanufactured wood products, and panels (plywood, medium density fiber board, or MDF, particle board, or PBO, and high density fiber board, or HB).

Based on information published by Resource Information Systems, Inc., an independent research company for the pulp and paper industry, at December 31, 2007, we were one of the world’s largest producers of bleached and unbleached softwood kraft market pulp in terms of volume of pulp produced in 2007, with an estimated 6.2% share of the total world production of bleached softwood kraft market pulp and a 14.0% share of the total world production of softwood kraft market unbleached pulp. “Market pulp” is pulp sold to manufacturers of paper products, as opposed to pulp produced by an integrated paper producer for use in its paper production facilities. “Kraft pulp” is pulp produced using a chemical process.

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

History

Celulosa Arauco y Constitución S.A. is a corporation (sociedad anónima) organized under the laws of Chile, and subject to the rules of the Chilean public corporations (sociedades anónimas abiertas). Our principal executive offices are located at Avenida El Golf 150, 14th Floor, Las Condes, Santiago, Chile, and our telephone number is +56-2-461-7200.

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

During 2004, we completed construction of the Valdivia Mill.

During 2004, we also commenced construction of the second phase of the Nueva Aldea Project, which included the development of a new pulp mill with installed annual production capacity of 856,000 tons of bleached pulp, consisting of softwood pulp and eucalyptus pulp. We completed the construction and started production in August 2006 and in May 2007 the mill reached full capacity. Total capital expenditures related to the construction of the pulp mill in the Nueva Aldea Project as of December 31, 2007 amounted to approximately U.S.$841.3 million. See “Item 4. Information on the Company—Description of the Business—Pulp—Pulp mills—Chile.”

On January 6, 2005, through Forestal Valdivia S.A., we acquired 80% of Forestal Los Lagos S.A., which represented an investment of U.S.$21.4 million and included 9,234 hectares of land planted with eucalyptus in what is now the Fourteenth Region of Chile.

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

On June 30, 2006, through Aserraderos Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A. and Forestal Valdivia S.A., we acquired the forestry assets of Cementos Bío-Bío S.A. The acquisition represented an investment of approximately U.S.$133.3 million. The acquired assets consisted of 21,000 hectares of pine plantations, one sawmill with an annual production capacity of approximately 250,000 cubic meters per year and a remanufacturing facility.

During the last quarter of 2006, we commenced construction of a second plywood line at the Nueva Aldea Complex, with a capacity of 225,000 cubic meters. In October 2007, we commenced the ramp-up process of the plywood line and we expect that it will reach full capacity in the last quarter of 2008. The construction of the second plywood line represented an investment of U.S.$50 million.

In January 2007, through its subsidiary Bosques Arauco S.A., Arauco acquired 5,105 hectares of radiata pine plantations from Forestal Anchile Ltda. This acquisition represented an investment of approximately U.S.$43.6 million.

On September 27, 2007 Arauco entered into an agreement for the joint ownership of land with Stora Enso Oyj, a Finnish-Swedish multinational corporation. Pursuant to the agreement, Arauco acquired 80% of the shares in Stora Enso Arapoti Emprendimentos Agrícolas S.A., which owns 50,000 hectares of land, including 25,000 hectares of pine and 5,000 hectares of eucalyptus plantations; 20% of the shares in Stora Enso Arapoti Industria de Papel S.A., which owns a paper mill with an annual production capacity of 205,000 tons of light weight coated paper; and 100% of the shares of Stora Enso Arapoti Serraria Ltda. which owns a sawmill with an annual production capacity of 150,000 cubic meters per year. This alliance represented an investment of U.S.$ 208.4 million, which was financed with Arauco’s resources and commercial bank loans.

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

The following table sets forth our ownership interests in our subsidiaries as of December 31, 2007.

	Country of incorporation	Total stock held
Agenciamiento y Servicios Profesionales S.A.	Mexico	99.9985%
Alto Paraná S.A.	Argentina	99.9762
Arauco Denmark ApS	Denmark	99.9990
Arauco Distribución S.A.	Chile	99.9992
Arauco Ecuador S.A.	Ecuador	99.9985
Arauco Florestal Arapoti	Brazil	79.9989
Arauco Forest Brasil S.A. (Ex LD Forest Products)	Brazil	99.9989
Arauco Forest Products B.V.	The Netherlands	99.9999
Arauco Generación S.A.	Chile	99.9985
Arauco Honduras S. de R.L. de C.V.	Honduras	99.9985
Arauco Internacional S.A.	Chile	99.9985
Araucomex S.A. de C.V.	Mexico	99.9985
Arauco Perú S.A.	Peru	99.9985
Arauco Wood Products, Inc.	U.S.A.	99.9985
Aserraderos Arauco S.A.	Chile	99.9992
Bosques Arauco S.A.	Chile	99.9256
Caif S.A.	Argentina	99.9987
Controladora de Plagas Forestales S.A.	Chile	61.1715
Ecoboard S.A.	Argentina	99.9987
Ecoresin S.A.	Argentina	99.9987
Faplac S.A.	Argentina	99.9987
Flooring S.A.	Argentina	99.9987
Forestal Arauco S.A.	Chile	99.9248
Forestal Arauco Costa Rica S.A.	Costa Rica	99.9986
Forestal Arauco Guatemala S.A.	Guatemala	99.9985
Forestal Celco S.A.	Chile	99.9256
Forestal Cholguán S.A.	Chile	97.4281
Forestal Concepción S.A.	Panama	99.9985
Forestal Conosur S.A.	Uruguay	99.9986
Forestal Los Lagos S.A.	Chile	79.9404
Forestal Misiones S.A.	Argentina	99.9861
Forestal Valdivia S.A.	Chile	99.9256
Industrias Forestales S.A.	Argentina	99.9987
Inversiones Celco S.L.	Spain	99.9990
Investigaciones Forestales Bioforest S.A.	Chile	99.9256
Forestal Nuestra Señora del Carmen S.A.	Argentina	99.9987
Molduras Trupán S.A.	Chile	99.9992
Paneles Arauco S.A.	Chile	99.9992
Placas do Paraná S.A.	Brazil	99.9987
Servicios Logísticos Arauco S.A.	Chile	99.9995
Southwoods Arauco Lumber LLC	U.S.A.	99.6110
Trupán Argentina S.A.	Argentina	99.9999

Business Strategy

Our business strategy is to maximize the commercial value of our plantations by pursuing sustainable growth opportunities in our core businesses and expanding into new markets and products. We are implementing our business strategy through the following initiatives:

•	We are executing a capital expenditure plan designed to increase production capacity for pulp and forestry and wood products and to improve efficiency and productivity;

•	We are improving the growth rate and quality of our plantations and increasing production of higher margin clear wood through advanced forest management techniques;

•	We are expanding our product line to enter into new markets by, among other activities, planting eucalyptus trees to provide hardwood pulp; and

•	We continue to develop our state-of-the-art transportation, shipping, storage and product distribution network that allow us to reach over 70 countries worldwide.

Domestic and Export Sales

The following table sets forth our sales revenue derived from exports and domestic sales for the years indicated.

	Year ended December 31,
	2005	2006	2007
	(in millions of U.S.$)
Export Sales
Bleached pulp	$757	$982	$1,424
Unbleached pulp	160	184	200
Sawlogs	—	0	2
Sawn timber	359	413	463
Remanufactured wood products	208	219	207
Plywood and fiber panels	350	391	451
Posts	22	8	1
Other	1	1	0

Total export sales revenue	$1,857	$2,198	$2,748

Domestic Sales
Bleached pulp	72	89	102
Unbleached pulp	2	2	3
Sawlogs	51	56	68
Pulplogs	7	8	4
Sawn timber	75	82	87
Remanufactured wood products	8	13	13
Chips	7	8	9
Electric power	39	34	104
Plywood and fiber panels	238	330	404
Other	18	30	35

Total domestic sales revenue	$517	$652	$829

Total sales revenue	$2,374	$2,850	$3,577

The following table sets forth a geographic market breakdown of our export sales revenue for the years indicated.

	Year ended December 31,
	2005	2006	2007
	(in millions of U.S. dollars)
North America	$631	$703	$673
Central and South America	130	202	264
Asia	596	730	1,161
Europe	357	420	568
Other	143	143	82

Total	$1,857	$2,198	$2,748

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

Forest Plantations

At December 31, 2007, our planted forests consisted of 83.5% radiata and taeda pine, and the balance primarily consisted of eucalyptus. Radiata and taeda pine have a rapid growth rate and a short harvest cycle compared to other commercial softwoods. Radiata and taeda pine are sufficiently versatile for both the production of forestry and wood products and the production of long fiber pulp for sale to manufacturers of paper and packaging.

We seek to manage our forestry resources in a way that ensures that the annual growth of our forest is equal to or greater than the volume of resources harvested each year. In 2007, we planted 41,638 hectares and harvested 36,072 hectares in Chile, Argentina, Brazil and Uruguay. We believe that we will reach a long-term sustainable equilibrium in the latter part of this decade, with annual harvests and plantations of approximately 40,000 hectares.

The majority of our radiata pine is less than 16 years old. Our planted radiata pine forests are located in central and southern Chile, and most are located in close proximity to our major production facilities and to port facilities.

At December 31, 2007, our aggregate radiata pine holdings comprised approximately 40.0% of all Chilean radiata pine plantations, making us the country’s largest radiata pine plantation owner according to the Chilean Forestry Institute.

At December 31, 2007, we owned 246,068 hectares of forest and other land in Argentina, 117,907 hectares of forest and other land in Brazil and 37,498 hectares of forest and other land in Uruguay. Approximately 182,367 hectares of this land is planted with taeda pine and elliotti pine, a species of softwood that has a growth rate similar to that of radiata pine. The balance includes plantations of other species of trees, land to be planted, protected areas and natural forests.

The following table sets forth the number of hectares and types of uses of our land holdings and rights, as of December 31, 2007.

	At December 31, 2007
	Total	Distribution
	(in hectares)	(percentage)
Pine plantations(1)
0-5 years	213,193	14.4%
6-10 years	198,703	13.4
11-15 years	150,504	10.3
16-20 years	133,445	9.0
21+ years	82,256	5.6

Subtotal(2)	778,101	52.7
Eucalyptus plantations(3)	134,678	9.1
Plantation of other species	18,942	1.2
Subtotal	931,721	63.0
Land for plantations	37,856	2.6
Land for other uses(4)	508,175	34.4

Total	1,477,752	100.0%

(1)	All years are calculated from the date of planting.
(2)	These figures include 27,982 hectares as to which we have the right to harvest but which we do not own.
(3)	Approximately 77.2% of our eucalyptus plantations are less than 10 years old.
(4)	Includes roads, firebreaks, native forests and yards.

Land Acquisition and Afforestation

Our total land assets have increased from fewer than 170,000 hectares in 1980 to 1,477,752 hectares at December 31, 2007. That number includes 27,982 hectares owned by third parties (but not including the assets owned by Forestal Río Grande S.A.) as to which we have harvesting rights. Although we have acquired afforested land, the bulk of the increase in our forest plantations has been through the acquisition of bare land that is, subsequently, planted with trees. In the five years ending December 31, 2007, we purchased 76,135 hectares of bare land for plantations and other uses and 58,408 hectares of forested land in Chile. We have also significantly increased our land assets in Argentina, Uruguay and Brazil.

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

On January 6, 2005, through Forestal Valdivia S.A., we acquired 80% of Forestal Los Lagos S.A., which represented an investment of U.S.$21.4 million and included 9,234 hectares of land planted with eucalyptus in what is now the Fourteenth Region of Chile.

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

In January 2007, the Bío Bío Investment Fund transferred all of its assets and financial debt to Forestal Río Grande S.A., its newly created subsidiary. At the same time, the Bío Bío Investment Fund assigned all the administration and supply agreements it had entered into with Arauco to Forestal Río Grande S.A. Arauco has determined that Forestal Río Grande S.A. is a variable interest entity of which Arauco is the primary beneficiary. As a result, commencing on October 11, 2006, Arauco consolidates the assets and liabilities of Forestal Río Grande S.A. The indebtedness of Forestal Río Grande S.A. is neither secured by Arauco nor is Arauco liable for such indebtedness. See Note (c) to our audited consolidated financial statements.

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

In August 2006, through our subsidiary Arauco Forest Brasil S.A., we acquired from the Marchiori Group certain forestry land in Brazil. This investment of U.S.$39.6 million includes 14,715 hectares of land and plantations, mostly consisting of elliotti pine. This acquisition is expected to increase our supply capacity for medium-density fiberboard (MDF) by 305,000 cubic meters per year and particleboard (PBO) mills by 300,000 cubic meters per year in Brazil.

On September 27, 2007 Arauco entered into an agreement for the joint ownership of land with Stora Enso Oyj, a Finnish-Swedish multinational corporation. Pursuant to the agreement, Arauco acquired 80% of the shares in Stora Enso Arapoti Emprendimentos Agrícolas S.A., now Arauco Florestal Arapoti S.A., which owns 50,000 hectares of land, including 25,000 hectares of pine and 5,000 hectares of eucalyptus plantations; 20% of the shares in Stora Enso Arapoti Indústria de Papel S.A., which owns a paper mill with an annual production capacity of 205,000 tons of light weight coated paper; and 100% of the shares of Stora Enso Arapoti Serraria Ltda., which owns a sawmill with an annual production capacity of 150,000 cubic meters per year. This alliance represented an investment of U.S.$ 208.4 million, which was financed with Arauco’s resources and commercial bank loans.

Forest Management

For our pine plantations, our forestry management activities seek to increase sawlogs through advanced genetic techniques, planting and site preparation procedures, thinning and pruning. Managed forests can produce trees of larger diameter and, if pruned, a higher proportion of clear wood, which generally commands a higher price than knotted wood. Although some land is not suitable for the production of pruned logs, at December 31, 2007, over 39.0% of our pine forests in Chile were actively managed for clear wood production.

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

As of December 31, 2007, we had eight nurseries in Chile, Argentina and Brazil, in which we grow seedlings using seeds and using cuttings from genetically selected trees. To achieve higher quality trees and an increased growth rate, we apply strict selection criteria to the trees from which seedlings are produced. Then, we plant the seedlings manually. Depending upon the species of tree to be planted and the nutrient and physical characteristics of the soil, we may also undertake a certain amount of ground preparation before planting.

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

The following table illustrates, on a hectare basis, the extent of our thinning, pruning and harvesting activities during the periods indicated.

	Year ended December 31,
	2005	2006	2007
	(in hectares)
Thinning	23,219	22,773	28,759
Pruning	38,477	45,945	45,797
Harvesting	30,971	32,988	36,072

We manage our forest activities, but we hire independent contractors to perform the bulk of our operations, including planting, maintenance, thinning, pruning, harvesting, transportation and access road construction. As of December 31, 2007, we had arrangements with more than 325 independent contractors, which employed over 13,683 workers. Many of these contractors have long-standing relationships with us, but we award many contracts based on competitive bids. We believe that our arrangements with independent contractors provide greater flexibility and efficiency than performing these activities directly.

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

We operate an extensive fire control organization that interacts with the fire control organizations of other forestry companies to ensure that any fire damage to our forests is minimal. The operation primarily consists of a system of spotter towers, manned 24 hours a day during the summer months, from which spotters report the direction of any fire observed to a central command post, where the fire’s exact location is determined and an appropriate ground and/or aerial response is formulated. Over the last five years, this system has limited fire damage to our forests to an average of 0.2% of the plantations per year.

Forest Production

We harvested 15.3 million cubic meters of logs during the year ended December 31, 2007, consisting of 9.4 million cubic meters of sawlogs, 5.0 million cubic meters of radiata pine pulplogs and 0.9 million cubic meters of eucalyptus pulplogs and other logs. We did not export any pulplogs during 2007 because substantially all of the pulplogs from our forests were used in our pulp mills. During 2007, our sawmills and panel mills used 7,736,989 cubic meters of sawlogs, and no sawlogs were exported. We also sold 1,521,633 cubic meters of sawlogs to unaffiliated domestic sawmills during 2007.

A log merchandising facility located at the same site as our Horcones I and Horcones II Sawmills optimizes, cuts and classifies wood destined for our plywood facility, sawmills or pulp mills with an annual processing capacity of 1.7 million cubic meters of logs per year. The Nueva Aldea Complex also includes a log merchandising facility, with an annual processing capacity of 1.4 million cubic meters of logs per year.

Pulp

We believe that we were Chile’s largest producer of bleached and unbleached softwood market pulp in terms of production in 2007. For the year ended December 31, 2007, pulp sales were U.S.$1,729.6 million, representing 48.4% of our total sales revenue for the period.

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

Pulp Mills

At December 31, 2007, we owned and operated five pulp mills in Chile and one in Argentina, with an aggregate installed annual production capacity of approximately 3,041,000 metric tons. Our six pulp mills produced 2,293,786 metric tons of bleached pulp and 331,388 metric tons of unbleached pulp in 2007.

All of our pulp mills in Chile except for the Nueva Aldea Mill are ISO 9001:2000 and ISO14001:2004 certified. We expect that the Nueva Aldea Mill will be certified ISO 9001:2000 by 2010 and ISO 14001:2004 by 2009. The Alto Paraná Mill in Argentina is certified under ISO 9001:2000 and ISO14001:2004. No seasonal factors affect plant utilization, and the pulp mills generally run at full capacity throughout the year, with eight to ten days of maintenance scheduled every 12 months.

The following table sets out bleached and unbleached kraft pulp production by plant for each of the years indicated.

	Year ended December 31,
	2003	2004	2005	2006	2007
	(in thousands of metric tons)
Chile
Arauco Mill (bleached)
Arauco I	252	260	263	295	279
Arauco II	494	508	494	494	475
Valdivia Mill (bleached)(1)	—	430	351	440	436
Constitución Mill (unbleached)	357	355	353	338	331
Nueva Aldea Mill (bleached)(2)	—	—	—	123	715
Licancel Mill (bleached)	134	141	145	141	53

Subtotal	1,237	1,694	1,606	1,831	2,289

Argentina
Alto Paraná Mill (bleached)	345	349	331	348	336

Total	1,582	2,043	1,937	2,179	2,625

(1)

Operations at the Valdivia Mill commenced in February 2004, were temporarily suspended for approximately one month during January and February of 2005 and for approximately two months during June, July, and August of 2005.

(2)	Operations at the Licancel Mill were temporarily suspended for approximately six months from June 2007 until January 2008.

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

Constitución Mill. The Constitución Mill is located in the heart of a group of our radiata pine forests in the Seventh Region of Chile. As of December 31, 2007, the Constitución Mill was the largest unbleached softwood market pulp mill in the world, with an installed annual production capacity of approximately 355,000 metric tons. In February 2006, the COREMA of the Seventh Region of Chile approved an environmental impact study for the construction of a new pipeline for the Constitución Mill, which commenced operations in February 2007.

Licancel Mill. We acquired the Licancel Mill in September 1999. It is located in Licantén, which is 250 kilometers south of Santiago. The mill has an installed annual production capacity of approximately 140,000 metric tons of eucalyptus kraft pulp and pine bleached kraft pulp. The Licancel Mill is equipped to produce elementary chlorine-free pulp.

Since June 2007, our operations at the Licancel Mill, a pulp mill located in the Seventh Region of Chile, have been subject to environmental scrutiny by Chilean environmental regulators and the public. On June 5, 2007, in connection with the death of fish in the Mataquito River, approximately 15 kilometers downstream of the mill, we decided to voluntarily suspend our operations in the Licancel Mill as a preventive measure. In addition, Chilean authorities, including the health authorities and the Superintendencia de Servicios Sanitarios (Sanitary Services Superintendency), required that we suspend activities at the Licancel Mill and that we suspend any further discharges into the river. We also commenced independent investigations relating to the cause of the death of the fish. On June 18, 2007, as a result of a pipe leakage in the water treatment system currently in place at the Licancel Mill, an estimated 50 cubic meters of effluents reached the Mataquito River. On that same date, we decided to close the mill indefinitely and informed the Sanitary Services Superintendency of the incident. On October 3, 2007, we requested to the health authority (Autoridad Sanitaria) of the Seventh Region of Chile that it remove the suspension of activities at the Licancel Mill. On October 22, 2007, the health authority of the Seventh Region of Chile removed the suspension and imposed certain conditions relating to our activities in the mill consisting primarily of the implementation of certain emergency detection and control programs and systems, with which we have complied. Furthermore, on November 12, 2007 the Sanitary Services Superintendency removed the suspension regarding the release of discharges by the Licancel Mill. The mill resumed operations during January 2008.

We estimate that the suspension of operations at the Licancel Mill resulted in a loss of profits of approximately U.S.$4 million per month. The proceedings and the related sanctions are included in detail in Note 12 to our audited consolidated financial statements. Several administrative and judicial proceedings have been commenced regarding the events at the Licancel Mill, including the death of fish at the Mataquito River. We can offer no assurance that the Licancel Mill will be able to operate without further interruptions. Any future suspension of operations at the Licancel Mill may adversely affect our business, financial condition and results of operations. See “Item 8. Financial Information- Legal Proceedings” and “Item 4. Information on the Company—Description of Business—Pulp—Pulp mills—Chile—Licancel Mill.”

Valdivia Mill. We completed construction of the Valdivia Mill during the first quarter of 2004 and commenced operations in February 2004. The Valdivia Mill is located in the newly created Fourteenth Region of Chile (which was previously part of the Tenth Region of Chile), an area with significant radiata pine and eucalyptus plantations. The Valdivia Mill has an installed potential annual production capacity of approximately 550,000 metric tons of bleached pulp, consisting of softwood pulp and eucalyptus pulp.

The Valdivia Mill has been subject to legal and administrative proceedings by the Chilean environmental regulators. Primarily, it has been alleged that the Valdivia Mill’s operations impacted the nearby Carlos Anwandter Nature Sanctuary and contributed to the migration and death of black-neck swans in an area downstream from the mill on the Cruces River. In connection with an environmental administrative proceeding, environmental regulators required us to temporarily suspend operations at the Valdivia Mill for approximately one month in January 2005. We resumed operations at the mill on February 18, 2005. On June 8, 2005, we voluntarily suspended operations at the Valdivia Mill, which we estimate resulted in a loss of sales of approximately U.S.$1.0 million per day and a loss of profits of approximately U.S.$250,000 per day. Pursuant to the decision of our board of directors based on certain clarifications provided by the COREMA of the Tenth Region of Chile, the mill resumed operations on August 12, 2005 at a reduced annual production of 440,000 metric tons or 80% of its authorized production capacity, after 64 days of suspended operations. In order to achieve the full production capacity authorized by applicable permits (equal to 550,000 metric tons of wood pulp per year), the pulp mill had to comply with certain new requirements established by the COREMA of the Tenth Region of Chile including modifications to the effluents’ parameters (including, among others, aluminum, sulfate, nitrogen and chlorate). In March 2006, Knight Piesold, an independent environmental auditing firm appointed by the COREMA of the Tenth Region of Chile, officially determined that the Valdivia Mill had complied with the applicable requirements. On January 18, 2008, the COREMA authorized the Valdivia Mill to return to its authorized production capacity of 550,000 metric tons. The mill gradually increased its production over a four-month period starting in March 2008 and reached full capacity in June 2008. See “Item 3. Key Information—Risk Factors—Risks Relating to Arauco and the Forestry Industry—Environmental concerns led us to temporarily suspend our operations at the Valdivia Mill, which adversely affected, and in the future may continue to adversely affect, our business, financial condition and results of operations”, “Item 4. Information on the Company—Government Regulation—Environment” and “Item 8. Financial Information—Legal Proceedings.”

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

In 2005, the COREMA instructed us to present by March 31, 2006, an environmental impact study for the construction of a pipeline to discharge the Mill’s wastewater in a body of water other than the Cruces River or the Carlos Anwandter Nature Sanctuary or their sources. The COREMA also instructed us to construct and put into operation the pipeline no later than 15 months from the date COREMA approves the environmental impact study in final form. COREMA initially extended the deadline for the presentation of this environmental impact study to April 2007 and, prior to the expiration of the April 2007 deadline, extended it again to March 31, 2009. When it approved the new deadline, COREMA required us to present an additional environmental impact study for the implementation of substantial technological improvements on the quality of the effluents generated by the Valdivia Mill. We submitted this study on June 13, 2007. As of the date of this annual report, we have not been notified of the resolution that would conclude the environmental evaluation process by the COREMA.

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

As a result, we offer no assurance that the Valdivia Mill will be able to operate without further interruption. Any future suspension of operations at the Valdivia Mill or at any other of our significant operating plants would likely have a material adverse effect on our business, financial condition and results of operations.

As part of the environmental resolution that modified the Valdivia Mill environmental permit, the COREMA of the Tenth Region of Chile asked the National Forestry Corporation (CONAF) to elaborate an Integral Environmental Management Plan for the wetland, which was completed in 2006. The plan concluded that there was a need to develop a Conceptual Ecosystem Model for the wetland. CONAF selected the Science Faculty of the University of Chile to conduct this study.

The study indicated in its second progress report that the disappearance of the “luchecillo,” a water weed that was an important food source of black-necked swans, was likely related to natural causes. Specifically, the study proposed that the disappearance of the “luchecillo” was caused by the convergence of three factors in May 2004: (i) low levels of precipitation, (ii) low levels of water flow in the rivers and the wetland and (iii) three instances in which temperatures reached zero degrees Celsius or lower. According to the study, the simultaneous occurrence of these factors was likely responsible for the disappearance of the “luchecillo” which, in turn, lead to the death and migration of the swans.

Nueva Aldea Mill. During 2004, we commenced construction of the second phase of the Nueva Aldea Project, which includes the development of a new pulp mill with authorized annual production capacity of 856,000 tons of bleached pulp, consisting of softwood pulp and eucalyptus pulp. In August 2006, we commenced the start-up process of the Nueva Aldea Pulp Mill, and production capacity reached designed capacity in May 2007. The second phase of the Nueva Aldea Project has been subject to significant environmental challenges, and construction of the pulp mill was temporarily suspended between January 12 and March 10, 2005. See “Item 4. Information on the Company—Government Regulation—Environment” and “Item 8. Financial Information—Legal Proceedings.”

On February 20, 2006, the COREMA of the Eighth Region of Chile approved the environmental impact study for the construction and operation of the Nueva Aldea Mill Pipeline, which will permit the mill to discharge certain liquid effluents into the ocean. We anticipate the Nueva Aldea Mill Pipeline will commence operations in the last quarter of 2008, subject the satisfaction of certain conditions, including the receipt of certain public approvals.

Argentina

Alto Paraná Mill. Alto Paraná’s softwood pulp mill is located in the Province of Misiones, a region whose soil and climate are favorable for the rapid growth of pine trees. The Alto Paraná Mill is the only bleached softwood kraft market pulp facility in Argentina. The mill has installed annual production capacity of approximately 350,000 tons of pulp, which includes approximately 250,000 metric tons of bleached softwood pulp, currently representing almost all of the total bleached softwood pulp production capacity in Argentina, and approximately 100,000 metric tons of fluff pulp.

Production Costs

Based on information published by Resource Information Systems, Inc., our cash costs for softwood pulp production are significantly lower than the average costs of market pulp producers in Canada, the United States and Scandinavia, particularly with respect to timber and labor costs. While our modern facilities result in depreciation exceeding some of such Northern Hemisphere producers, our costs are still significantly lower than the average costs of our Northern Hemisphere competitors, on a total delivered cost basis. The following table compares our costs for the production of bleached softwood kraft market pulp to the average costs of market pulp producers in selected regions in the Northern Hemisphere for the year ended December 31, 2007.

	Bleached Softwood Kraft Pulp Producers’ Cost
	Arauco	British Columbia Coast	British Columbia Interior	United States South	Sweden	Finland
	(in U.S.$ per metric ton for the year ended December 31, 2007)
Wood	132	243	193	151	319	339
Total chemicals	48	67	73	66	61	59
Labor	47	73	68	41	45	49
Others(1)	49	199	176	139	86	66

Total cash cost	276	582	510	397	511	513
Depreciation	69	55	32	63	42	56

Total mill cost	345	637	542	460	553	569
Transportation(2)	70	68	111	65	34	41

Total delivered cost	415	705	653	525	587	610

(1)	Includes energy, materials and other production costs.
(2)	Delivered in Northern Europe.

Source: Resource Information Systems, Inc. World Pulp Annual Historical Data, December 2007, except Arauco information, which is furnished by Arauco.

Sales

The world market for bleached kraft market pulp during the year ended December 31, 2007 was approximately 46.3 million metric tons. Based on information published by Resource Information Systems, Inc., we believe that our production represented 9.4% of this market in 2007. During the year ended December 31, 2007, we sold approximately 93.3% of our bleached pulp abroad, principally to customers in Asia and Western Europe. Since the domestic market in Chile is dominated by a single integrated pulp and paper manufacturer, the Chilean market for bleached market pulp is relatively small.

Integrated manufacturers dominate the world production of unbleached softwood pulp, which leaves non-integrated companies that sell market pulp, like us, with only a small percentage of total production. “Market pulp” is pulp sold to manufacturers of paper products, as opposed to pulp produced by an integrated paper producer for use in its paper production facilities. With a total world production of unbleached softwood kraft pulp of 35.2 million metric tons for 2007, according to Resource Information Systems, Inc., our Constitución Mill was the world’s largest single producer of unbleached softwood market pulp, with 14.0% of the total market in 2007. During the year ended December 31, 2007, approximately 98.4% of our total unbleached market pulp sales consisted of export sales. While for the last five years Asia has been our principal export market for unbleached market pulp, we continually seek niche markets for our products in Western Europe and the United States. Historically, our sales in the Chilean market have been less than 5% of our total unbleached pulp sales revenue.

The following table sets forth, by region, the sales volumes of bleached and unbleached pulp for the years indicated.

	Year ended December 31,
	2005	2006	2007
	(in metric tons)
Bleached Pulp
North and South America	276,496	357,592	359,386
Europe	538,306	592,842	703,693
Asia	793,631	854,125	1,187,040
Other	30,872	44,801	36,801

Total	1,639,305	1,849,360	2,286,920

Unbleached Pulp
North and South America	50,963	58,838	62,964
Europe	19,928	21,421	23,846
Asia	284,455	275,405	237,195
Other	—	—	146

Total	355,346	355,664	324,151

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

The following table sets forth our average bleached and unbleached pine pulp prices per metric ton at the indicated dates, for the years indicated.

	2005	2006	2007
	(U.S.$ per metric ton)
Bleached Pulp
March 31	540	532	640
June 30	490	573	659
September 30	495	620	682
December 31	497	631	710

Unbleached Pulp
March 31	470	484	621
June 30	456	505	654
September 30	462	559	637
December 31	456	587	592

In accordance with customary pulp market practice, we do not have long-term sales contracts with our customers; rather we maintain long-standing relationships with our customers pursuant to which we periodically reach agreements on specific volumes and prices. We have a diversified customer base located throughout the world and totaling, as of December 31, 2007, more than 339 clients. As of December 31, 2007, we employ more than 12 sales agents to represent us in more than 43 countries. We manage this worldwide sales network from our headquarters in Chile.

Wood Products

Our wood products consist of sawn timber (green, kiln-dried lumber and flitches) and remanufactured wood products. For the year ended December 31, 2007, revenue from sales of wood products was U.S.$770.1 million, representing 21.5% of our total sales revenues for the period.

The following table sets forth, by category, our wood products sales to unaffiliated third parties for each of the periods indicated:

	Year ended December 31,
	2003	2004	2005	2006	2007
	(in thousands of cubic meters)
Sawn timber	1,665	1,968	2,425	2,512	2,650
Remanufactured wood products	299	344	360	430	389

As of December 31, 2007, we own 15 sawmills, 12 in Chile, two in Argentina and one in Brazil, with aggregate installed annual processing capacity of approximately 6,772,200 cubic meters of sawlogs and an aggregate installed annual production capacity of approximately 3,640,000 cubic meters of lumber. Contractors that are not related to us or to each other operate our 12 sawmills in Chile. We operate our sawmills in coordination with our forestry and sales operations, since our sawn timber is generally produced in accordance with customer specifications. All of the sawmills are located near our pine plantations. However, on March 31, 2008, we closed our sawmill in Brazil, which had an installed annual production capacity of approximately 150,000 cubic meters of lumber due to the appreciation of the Brazilian real against the U.S. dollar and the housing market crisis in the United States, which has negatively affected the wood division.

As of December 31, 2007, we also own five remanufacturing facilities, four in Chile and one in Argentina, that reprocess sawn timber into remanufactured wood products, such as moldings, jams and pre-cut pieces that end users require for doors, furniture and door and window frames. These facilities produced 401,000 cubic meters of remanufactured wood products in 2007. During 2007, the decrease in demand of sawn timber products due primarily to the subprime crisis and the continued downturn in the real estate market in the United States resulted in our decision to close the La Araucana sawmill and to temporarily close the Lomas Coloradas remanufacturing mill.

On March 31, 2008, we temporarily closed the Arapoti sawmill due to the appreciation of the Brazilian real against the U.S. dollar and the housing market crisis in the United States, which has negatively affected the wood division. We have also reduced shifts at the Horcones remanufacturing mill.

Aserraderos Arauco S.A. was established in 1993 to centralize management and control production in our sawmill and remanufacturing operations. Our sawmills and remanufacturing facilities in Chile are currently operated by independent contractors that are paid sawing service fees calculated on a fixed and variable basis depending on productivity, with price renegotiations in the event of material changes in costs or productivity. Each of our 18 independent contractors operates exclusively for us and only with respect to one sawmill or remanufacturing facility. We believe that our arrangements with independent contractors provide us with greater flexibility and efficiency than performing such activities on our own. We operate our sawmills and remanufacturing facilities in Argentina.

The following is a brief description of our sawmills and remanufacturing facilities and their production capacity, as of December 31, 2007. Processing capacity measures a facility’s input, while production capacity measures its output. Typically, a facility’s production capacity is 50% to 60% less than its processing capacity.

Chile

Cholguán Sawmill. This sawmill was acquired in March 2000 and has installed annual production capacity of approximately 300,000 cubic meters of lumber, as well as drying kiln facilities and two remanufacturing facilities with installed annual production capacity of approximately 70,000 cubic meters of remanufactured wood products. The Cholguán sawmill also has a special facility for making laminating beams with installed annual production capacity of approximately 11,200 cubic meters and drying facilities with installed annual production capacity of approximately 260,000 cubic meters.

Coelemu Sawmill. This sawmill has installed annual production capacity of approximately 80,000 cubic meters of lumber. Much of the mill’s production is sold into the Japanese market for thin and narrow sawn timber.

Colorado Sawmill. This sawmill has installed annual production capacity of approximately 320,000 cubic meters of lumber and produces “green” sawn timber (or sawn timber that is not kiln dried) for the Chilean, Japanese and Middle Eastern markets. It also has drying facilities with installed annual production capacity of approximately 190,000 cubic meters.

Coronel Sawmill. This sawmill was acquired from Forestal Bío-Bío S.A. in October 2006. It has installed annual production capacity of approximately 160,000 cubic meters of sawn timber. It is also equipped with drying kilns with installed annual production capacity of approximately 75,000 cubic meters.

El Cruce Sawmill. This sawmill has installed annual production capacity of approximately 85,000 cubic meters of lumber.

Horcones I Sawmill. This sawmill has installed annual production capacity of approximately 360,000 cubic meters of lumber. It also has drying kilns with installed annual production capacity of approximately 420,000 cubic meters and a remanufacturing facility with installed annual production capacity of approximately 136,000 cubic meters of remanufactured wood products.

Horcones II Sawmill. This sawmill has installed annual production capacity of approximately 225,000 cubic meters of lumber, as well as drying kiln facilities with installed annual production capacity of approximately 200,000 cubic meters.

La Araucana Sawmill. This sawmill processes logs to produce sawn timber, including high-grade sawn timber for remanufacturing and flitches. It has installed annual production capacity of approximately 140,000 cubic meters of lumber. This sawmill closed permanently on October 30, 2007 as a result of the negative impact that the housing market crisis in the United States had on our wood division.

Lomas Coloradas Sawmill. This sawmill was acquired from Cementos Bío-Bío S.A. in June 2006. This sawmill has installed annual production capacity of approximately 250,000 cubic meters of sawn timber. It is also equipped with drying kilns with installed annual production capacity of approximately 48,000 cubic meters. The remanufacturing facility with a capacity of 40,000 cubic meters per year was temporarily closed in 2008 as a result of the negative impact that the housing market crisis in the United States had on our wood division.

Mutrún Sawmill. This sawmill has installed annual production capacity of approximately 130,000 cubic meters of lumber. It is also equipped with drying kilns with installed annual production capacity of approximately 95,000 cubic meters.

Nueva Aldea Sawmill. This sawmill has installed annual production capacity of approximately 430,000 cubic meters of sawn timber. It is also equipped with drying kilns with installed annual production capacity of approximately 365,000 cubic meters.

Valdivia Sawmill. This sawmill has installed annual production capacity of approximately 340,000 cubic meters of lumber. It also has drying facilities with installed annual production capacity of approximately 295,000 cubic meters of remanufactured wood products and a remanufacturing facility with installed annual production capacity of approximately 72,000 cubic meters of remanufactured wood products.

Viñales Sawmill. This sawmill has installed annual production capacity of approximately 240,000 cubic meters of lumber. It is also equipped with drying kilns with installed annual production capacity of approximately 210,000 cubic meters and a remanufacturing facility with installed annual production capacity of approximately 120,000 cubic meters of remanufactured wood products.

Argentina

Bosetti Sawmill. Alto Paraná S.A. acquired this sawmill in 2004 as part of its purchase of the forestry assets of Pecom Energía S.A. in Argentina. This mill has installed annual production capacity of approximately 250,000 cubic meters of lumber. It also has drying facilities with installed annual production capacity of approximately 180,000 cubic meters.

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

Brazil

Arapoti Sawmill. We acquired this sawmill as part of the agreement with Stora Enso on September 27, 2007. This sawmill has an installed annual capacity of production of approximately 150,000 cubic meters of lumber. It was temporarily closed on March 31, 2008 due to the appreciation of the Brazilian real against the U.S. dollar and the housing market crisis in the United States, which has negatively affected the wood division.

Plywood and Fiberboard Panels

Our panel products consist of plywood and fiber panels. At December 31, 2007, we owned two plywood mills, one HB mill and two MDF mills in Chile, one MDF mill and one PBO mill in Argentina, and one MDF mill and one PBO mill in Brazil. For the year ended December 31, 2007, sales of panels were U.S.$854.3 million, representing 23.9% of our total sales revenues.

The following table sets forth, by category, our plywood and fiberboard panel sales to unaffiliated third parties for each of the years indicated.

	Year ended December 31,
	2003	2004	2005	2006	2007
	(in thousands of cubic meters)
Total plywood and fiberboard panels	1,059	1,107	2,046	2,397	2,455

The total annual production capacity of these nine mills is approximately 2,555,000 cubic meters of plywood and fiberboard panels, placing us among the principal wood panel companies in Latin America. The total installed annual production capacity of our two plywood mills is approximately 805,000 cubic meters of plywood. During 2007, they produced an aggregate of 546,073 cubic meters of plywood. Our HB mill has installed annual production capacity of approximately 60,000 cubic meters per year, and produced 59,957 cubic meters of panels in 2007. Our MDF mills have an installed annual production capacity of approximately 1,130,000 cubic meters, and in 2007 they produced an aggregate of 1,165,719 cubic meters of panels. Our PBO mills in Brazil and Argentina (acquired in March 2005 and October 2005, respectively) have an installed annual production capacity of approximately 560,000 cubic meters, and produced an aggregate of 494,165 cubic meters of panels in 2007.

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

Exports, which include sales to countries other than Chile, Argentina and Brazil, accounted for 52.7% of our total sales revenues of plywood and fiberboard panels for the year ended December 31, 2007. We sell plywood and fiberboard panels primarily to customers in North America, Europe, Brazil, Chile and Argentina.

Forestry Products

Our forestry products are sawlogs, pulplogs, posts and chips. As a result of our forest management policies and the increasing maturity of our plantations, our plantations are yielding increasing volumes of forestry products, particularly clear wood. As the volume of clear wood has grown, we have broadened our range of forestry products. For the year ended December 31, 2007, sales of forestry products were U.S.$83.7 million, representing 2.3% of our sales revenues for such year.

The following table sets forth, by category, forestry product sales to unaffiliated third parties for each of the years indicated.

	Year ended December 31,
	2003	2004	2005	2006	2007
	(in thousands of cubic meters)
Sawlogs	516	941	1,457	1,474	1,562
Pulplogs	256	177	254	239	149
Posts	54	101	88	34	4
Chips	30	2	109	178	150

Sustainable Development

As part of Arauco’s efforts to reduce greenhouse gas emissions, in June 2007, Arauco registered three electricity co-generation power plants as projects of the Clean Development Mechanism within the Kyoto Protocol. The three power plants, located in Trupán, Nueva Aldea (first phase) and Nueva Aldea (second phase), generate electricity through forestry biomass, which is a renewable resource, and replace fossil fuel energy from the electricity grid. In connection with the Clean Development Mechanism, in June 2007, Arauco sold 482,129 Certified Emission Reductions (CERs or “carbon credits”). The CERs were issued to Tokyo Electric Power Company (TEPCO), a Japanese company. With this issuance, Arauco became the first Chilean forestry company to issue CERs through the Clean Development Mechanism of the Kyoto Protocol.

In May 2008, Arauco approved the construction of a new biomass cogeneration plant with a capacity of 25 Megawatts per year and a power boiler with a capacity of 210 tons per hour of steam in the Horcones complex. We anticipate the plant and boiler will commence operations in the second half of 2009. This operation will represent an investment of approximately U.S.$70 million. We expect that this operation will generate a surplus of energy of 24 Megawatts per year to be contributed to the Central Interconnected System, which distributes electrical power throughout the Central and Southern Regions of Chile. We also expect to apply for the registration of the operation as a project of the Clean Development Mechanism under the Kyoto Protocol.

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

Plywood and fiberboard panels

Arauco competes in the plywood and fiberboard panels markets mainly with North American, European and Latin American companies principally based in Brazil, Argentina and Chile. Arauco is recognized in the worldwide market as an attractive supplier for customers with diversified demands of panels, due to the quality, variety, and wide range of its products. These clients also value our capacity to provide them a constant and growing product line for the construction, furniture, decoration and molding industries.

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

Transportation, Storage and Distribution

To remain competitive with pulp suppliers elsewhere in the world, we ship our products to various distribution centers around the world from which final delivery to the customer is made. Historically, Arauco and other Chilean pulp and forestry products producers have coordinated their transportation requirements to achieve larger lots to fill specially designed pulp, forestry products and log ships and thus obtain competitive freight rates.

The following are the principal Chilean ports that we use:

•

Coronel. A private port located between Concepción and the Arauco Mill, which we constructed as a member of a consortium with five other companies and in which we have an equity interest of 50.0%. We shipped approximately 29.1% of our aggregate export volume through this port in 2007;

•	Lirquén. A private port in Concepción in which we have an equity interest of 20.1% and through which we shipped approximately 33.7% of our aggregate export volume during 2007; and

•	San Vicente and Talcahuano. Both are state-owned ports near the city of Concepción through which we shipped approximately 37.0% of our aggregate export volume during 2007.

The ports we use in Chile are approximately 55 kilometers from the Arauco Mill, 330 kilometers from the Constitución Mill, 370 kilometers from the Licancel Mill, 100 kilometers from the Nueva Aldea Mill, and 410 kilometers from the Valdivia Mill. We do not own pulp storage warehouses in any of these ports.

We ship pulp to various ports in Europe, North and South America and Asia and, as is customary in the pulp industry, we store some stock in those ports. We use 13 foreign ports that have warehouse facilities available, and standard storage terms provide that we are entitled to a certain period of storage free of charge. We seek to ensure that it does not exceed the free storage period for each shipment. At December 31, 2007, we had approximately 64,197 metric tons in storage in warehouses at foreign ports.

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

Description of Property

Our principal properties consist of land and production plants and facilities, the majority of which are located in Chile. At December 31, 2007, we owned approximately 1,076,278 hectares of land in Chile, over 721,799 hectares of which consist of forest plantations, and 401,473 hectares of land in Argentina, Brazil and Uruguay, of which 209,922 consist of forest plantations. In addition, at December 31, 2007, we owned various plants and facilities, including five pulp mills, five panel mills, 12 sawmills and four remanufacturing facilities in Chile; one pulp mill, two sawmills, one MDF mill, one PBO mill and one remanufacturing facility in Argentina; and one MDF mill, one PBO mill and one sawmill in Brazil. However, the Arapoti sawmill in Brazil was closed on March 31, 2008.

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

We also carry insurance, consistent with industry practice, covering our production plants, facilities and equipment. This insurance provides coverage, in the event of fire, explosion, machinery breakdown or natural disaster, for 12 months of business interruptions (18 months in the case of a boiler explosion in our pulp mills). All of our insurance policies covering our forest holdings and production plants, facilities and equipment in Chile are carried by the Royal & Sun Alliance insurance group, La Chilena Consolidada (part of the Zürich Group) and La Interamericana (part of AIG). The forestry insurance is carried by Penta Security Compañía de Seguros SA. Our insurance policies for facilities and equipment in Argentina are carried by the Royal & Sun Alliance and the Zürich Group, and these policies cover damage resulting from fire. Our MDF and particleboard mills in Brazil are insured by Itaú XL Seguros Corporativos, and these policies cover fire, explosions, electrical damage, equipment damage and loss of profit.

CAPITAL EXPENDITURES

To utilize our increasing volume of forest production, we have continually added to, expanded and modernized our processing facilities. We have planned capital expenditures of approximately U.S.$463.0 million for the year ending December 31, 2008, which principally include U.S.$119.8 million in acquisitions of plantations, U.S.$93.5 million in the ordinary maintenance of mills, U.S.$76.6 million in the construction of a new biomass cogeneration plant in the Horcones Complex and U.S.$18.5 million in the construction of the Nueva Aldea pipeline.

In 2007, aggregate capital expenditures were U.S.$462.8 million, consisting primarily of U.S.$229.5 million in investments in the forestry business, principally related to maintenance capital expenditures and U.S.$43.6 million related to the acquisition of pine plantations from Forestal Anchile in January 2007. Capital expenditures for 2007 also included U.S.$144.4 million in the pulp business, principally U.S.$43.0 million relating to the construction of the Nueva Aldea pipeline. Finally, capital expenditures for 2007 included U.S.$61.5 million related to the construction of the second line of the Nueva Aldea Plywood mill.

These capital expenditures represent amounts accrued for purposes of our audited consolidated financial statements and do not necessarily represent the cash cost of capital expenditures in 2007.

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

We recently faced, and continue to face, certain environmental administrative proceedings in connection with certain of our pulp mills. In connection with these proceedings and based on Administrative Proceedings Law No. 19,880, the COREMA for the Tenth Region of Chile, ordered the suspension of production at the Valdivia Mill as an interim preventive measure in January 2005. The mill reopened in February 2005, after the COREMA for the Tenth Region of Chile determined that the mill could continue operations subject to a number of conditions.

On June 6, 2005, the COREMA for the Tenth Region of Chile modified our permit for the Valdivia Mill by, among other requirements, reducing the annual production capacity of the mill to 440,000 metric tons until we comply with certain conditions, which include additional monitoring of some aspects of our emissions. In addition, the modifications set new emission limits for several pollutants and require us to conduct a new environmental impact study for an alternative system for the discharge of wastewater, which we were directed to submit to the COREMA for the Tenth Region of Chile for approval no later than March 31, 2006. On February 1, 2006, the COREMA for the Tenth Region of Chile extended this deadline to March 31, 2007. We must construct and implement the alternative system, which cannot involve the discharge of effluents into the Cruces River, the Carlos Anwandter Sanctuary or their effluents, within 15 months of approval of the environmental impact study in final form. The COREMA initially extended the deadline for the presentation of this environmental impact study to April 2007 and, prior to the expiration of the April 2007 deadline, extended it again to March 31, 2009. At the time of approving the new deadline, the COREMA required us to present an additional environmental impact study for the implementation of substantial technological improvements on the quality of the effluents generated by the Valdivia Mill. We submitted this environmental impact study on June 13, 2007. As of the date of this annual report, we have not been notified of the resolution that would conclude the environmental evaluation process by the COREMA.

On June 8, 2005, we voluntarily suspended operations at the Valdivia Mill, which we estimate resulted in a loss of sales of approximately U.S.$1.0 million per day and a loss of profits of approximately U.S.$250,000 per day. Pursuant to the decision of our board of directors based on certain clarifications provided by the COREMA for the Tenth Region of Chile, the mill resumed operations on August 12, 2005 at a reduced annual production of 440,000 metric tons, or 80% of its authorized production capacity, after 64 days of suspended operations. In order to achieve the full production capacity authorized by applicable permits (equal to 550,000 metric tons of wood pulp per year), the pulp mill had to comply with certain new requirements established by the COREMA for the Tenth Region of Chile, including modifications to the effluents’ parameters (including, among others, aluminum, sulfate, nitrogen and chlorate). In March 2006, Knight Piesold, an independent environmental auditing firm appointed by the COREMA for the Tenth Region of Chile, officially determined that the Valdivia Mill had complied with the applicable requirements. On January 18, 2008, the COREMA of the Fourteenth Region of Chile authorized the Valdivia Mill to return to its annual authorized production capacity of 550,000 metric tons. The mill gradually increased its production over a four-month period starting in March 2008 and reached full capacity in June 2008.

The suspension of operations at the Valdivia Mill adversely affected our business, financial condition and results of operations. Any future suspension of operations at the Valdivia Mill or at any other of our significant operating plants can be expected to have similar adverse effects. We offer no assurance that the Valdivia Mill will be able to operate without further interruption. See “Item 3. Key Information—Risk Factors—Risks Relating to Arauco and the Forestry Industry—Environmental concerns led us to temporarily suspend our operations at the Valdivia Mill, which adversely affected, and in the future may continue to adversely affect, our business, financial condition and results of operations” and “Item 4. Information on the Company—Description of Business—Pulp—Pulp mills—Chile—Valdivia Mill.”

As part of the environmental resolution that modified the Valdivia Mill environmental permit, the COREMA of the Tenth Region asked CONAF to elaborate an Integral Environmental Management Plan for the wetland, which was completed in 2006. The plan concluded that there was a need to develop a Conceptual Ecosystem Model for the wetland. CONAF selected the Science Faculty of the University of Chile to conduct this study.

The study indicated in its second progress report that the disappearance of the “luchecillo,” a water weed that was an important food source of the black-necked swans, was likely related to natural causes. Specifically, the study proposed that the disappearance of the “luchecillo” was caused by the convergence of three factors in May 2004: (i) low levels of precipitation, (ii) low levels of water flow in the rivers and the wetland and (iii) three instances in which temperatures reached zero degrees Celsius or lower. According to the study, the simultaneous occurrence of these factors was likely responsible for the disappearance of the “luchecillo” which, in turn, lead to the death and migration of the swans.

The COREMA for the Tenth Region of Chile has appointed a Canadian consulting company, Ecometrix, to analyze and prepare a report on different feasible alternatives for discharge of the Valdivia Mill effluents. Approval by the COREMA of our environmental impact study regarding a pipeline, the construction and operation of such a pipeline and also the approval of the environmental impact study regarding the improvement of the quality of the effluents are each subject to many environmental, regulatory, engineering and political uncertainties at this time. As a result, we cannot give you any assurance that such projects will ever be approved or completed. If either our environmental study or the installation of the pipeline is delayed for reasons that COREMA attributes to us, we may face sanctions that include warnings, fines or the revocation of the Valdivia Mill’s environmental permit of operation. Alternatively, if COREMA considers that such delays are beyond our control, we believe that COREMA should extend the applicable deadlines. However, we can offer no assurances that any deadline extension will be granted, even if we comply with all the requirements set forth by COREMA. Any future suspension of operations at the Valdivia Mill or at any other of our significant operating plants can be expected to have similar adverse effects. We offer no assurance that the Valdivia Mill will be able to operate without further interruption.

The National Defense Council has instituted an action seeking reparations, damages and indemnification from us for environmental harm allegedly caused by the Valdivia Mill and the Licancel Mill. In addition, since the end of 2004, various criminal proceedings relating to alleged violations of several environmental laws have been instituted in Chile in which some of our mills may be involved. See “Item 3. Key Information—Risk Factors—Risks Relating to Arauco and the Forestry Industry—We are subject to legal proceedings related to our mills, which could adversely affect our business, financial condition and results of operations” and “Item 8. Financial Information—Legal Proceedings.”

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

In June 2008, the Executive Office of the President of Chile presented to the Chilean Congress a bill that would create a Ministry of the Environment, a Superintendency of the Environment and a Service of Environmental Evaluation and would include substantial modifications to the Chilean Environmental Law. The bill is currently under review by the Chilean Congress.

In December 2007, the Chilean Congress approved a bill that provides for the management and conservation of native tree forests and forest development, which is currently under review by the Constitutional Court. This bill would establish a fund for the conservation and sustainable management of native forests. Owners of native forests would be able to participate so long as they had a management plan approved by the National Forestry Corporation. Depending on the owner’s approved plan, as well as other factors, the subsidy provided by the fund would be between U.S.$200 and U.S.$400 per hectare. The bill would prohibit the harvesting of native trees in certain areas and under certain conditions. The possible effect of this bill on our business, if any, cannot be quantified, but management believes it will not have a material effect. Currently, we do not perform clear cutting of native forest or any cutting in areas surrounding rivers and streams, areas of notable environmental interest or areas with particularly fragile soil conditions.

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

Overview

We derive our sales revenue from the sale of bleached and unbleached pulp, forestry products, such as sawlogs and pulplogs, plywood and fiberboard panels and wood products, such as sawn timber and remanufactured wood products. For the year ended December 31, 2007, export sales constituted approximately 76.9% of our total sales revenue. Sales of pulp constitute the single largest component of our sales revenue. As with many commodities, pulp is subject to significant cyclical price fluctuations determined by global supply and demand. Accordingly, our sales revenue is subject to cyclical fluctuations. World prices for forestry and wood products, which are also generally viewed as commodities, fluctuate significantly.

Although prices tend to have the most significant effect on our results of operations, sales volume and product mix, costs and exchange rate fluctuations also can have a substantial impact on our results.

Our business and results of operations depend, to a large extent, on the level of economic activity, on government and foreign exchange policies and on political and economic developments in our principal export markets. In 2007, we exported our products to Asia, to North, Central and South America, to Europe and, to a lesser extent, to Africa and the Middle East. In 2007, approximately 93.9% of our total pulp sales and approximately 65.8% of our total forestry, wood products and panel product sales were attributable to exports, principally to customers in the Americas, Asia and Western Europe. Our business, earnings and prospects may be materially and adversely affected by developments in these export markets with respect to inflation, interest rates, currency fluctuations, protectionism, government subsidies, price and wage controls, exchange control regulations, taxation, expropriation or social instability, as well as by political, economic or diplomatic developments.

At December 31, 2007, approximately 76.4% of our property, plant, equipment and forest assets were located in Chile, approximately 13.1% were located in Argentina and approximately 10.6% were located in Brazil. In 2007, approximately 82.0% of our consolidated sales revenue was derived from our operations in Chile, approximately 11.7% of our consolidated sales revenue was derived from our operations in Argentina, and approximately 6.3% of our consolidated sales revenue was derived from our operations in Brazil. Accordingly, our financial condition and results of operations depend, to a significant degree, upon economic conditions in Chile, Argentina and Brazil.

Despite growth in the 1980s and 1990s, the Chilean economy has remained smaller than the economies of certain other Latin American countries. In 2000, the Chilean gross domestic product grew 4.5%, but growth slowed to 3.4% in 2001, 2.2% in 2002 and 3.9% in 2003. In 2004, GDP growth was stronger than previous years, reaching 6.2%. Unemployment was high, averaging 9.2% in 2001, 9.0% in 2002, 8.5% in 2003, 8.8% in 2004, 8.1% in 2005. GDP grew 4.0% in 2006 and unemployment began to decline, reaching 6.0%. GDP grew 5.1% in 2007 and unemployment was 7.1%.

From late 1998 to 2002, the Argentine economy went through an economic recession marked by reduced levels of consumption and investment and an elevated unemployment rate. Argentine GDP decreased by 3.4% in 1999, 0.8% in 2000, 4.0% in 2001 and 10.9% in 2002. In December 2001, amid public demonstrations and the resignation of the Argentine president, Argentina declared a suspension on payment of its foreign debt. In early 2002, the government released the Argentine peso from its one-to-one peg to the dollar and allowed the exchange rate to float, resulting in a 49.6% devaluation of the Argentine peso from January 1, 2002 to December 31, 2002. From 2003 to 2006, economic indicators showed some signs of recovery, and the Argentine gross domestic product increased by 8.8% in 2003, 9.0% in 2004, 9.2% in 2005, 8.7% in 2006 and 9.1% in 2007. In June 2005, Argentina restructured a significant portion of its sovereign bonds outstanding. The Argentine economy may not continue to recover and future economic, social and political developments in Argentina, over which we have no control, could impair Alto Paraná’s business, financial condition or results of operations.

Brazil’s GDP grew by an estimated 5.4% in real terms in 2007, compared to a growth rate of 3.7% in 2006 and 2.9% in 2005. However, in recent years, the Brazilian economy has experienced turbulence. In 2000, GDP grew 4.4%, but in 2001 and 2002, due to the international crisis in Latin and North America and the electric energy rationing in Brazil, GDP grew only 1.3% and 1.9%, respectively. GDP decreased 0.5% in 2003, mainly due to uncertainty regarding the election process and new economic policies to be implemented by the newly elected government of President Luis Ignacio Lula da Silva. The Brazilian real/U.S. dollar exchange rate also experienced turbulence in that period. During 2001, the Brazilian real declined in value by 18.7% against the U.S. dollar, and in 2002, it further devalued by 52.3%, closing at R$3.5333/U.S.$1.00 on December 31, 2002. These changes were attributable primarily to uncertainties regarding the ongoing presidential election process. Those concerns dissipated during 2003, resulting in an appreciation of the Brazilian real by 18.2% against the U.S. dollar in that year. During 2004, the Brazilian real continued to recover against the U.S. dollar, with an 8.8% appreciation. The Brazilian real appreciated 9.5% during 2006 and 20.7% in 2007.

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

Valdivia Mill Closure

Our operations at the Valdivia Mill have been subject to continued environmental scrutiny by Chilean environmental regulators and the Chilean public since the mill began its operations in 2004. In connection with an environmental administrative proceeding, environmental regulators required us to temporarily suspend operations at the Valdivia Mill for approximately one month in January 2005. We resumed operations at the mill on February 18, 2005. On June 8, 2005, we voluntarily suspended operations at the Valdivia Mill which we estimate resulted in a loss of sales of approximately U.S.$1.0 million per day and a loss of profits of approximately U.S.$250,000 per day. Pursuant to the decision of our board of directors based on certain clarifications provided by the COREMA for the Tenth Region of Chile, the mill resumed operations on August 12, 2005 at a reduced annual production of 440,000 metric tons or 80% of its authorized production capacity, after 64 days of suspended operations. In order to achieve the full production capacity authorized by applicable permits (equal to 550,000 metric tons of wood pulp per year), the pulp mill had to comply with certain new requirements established by the COREMA, including modifications to the effluents’ parameters (including, among others, aluminum, sulfate, nitrogen and chlorate). In March 2006, Knight Piesold, an independent environmental auditing firm appointed by the COREMA, officially determined that the Valdivia Mill had complied with the applicable requirements. On January 18, 2008, the COREMA authorized the Valdivia Mill to return to its annual authorized production capacity of 550,000 metric tons. The mill gradually increased its production over a four-month period starting in March 2008 and reached full capacity in June 2008. We expect that the mill will gradually increase its production over a four-month period starting in March 2008. The suspension of operations at the Valdivia Mill adversely affected our business, financial condition and results of operations. Any future suspension of operations at the Valdivia Mill or at any other of our significant operating plants can be expected to have similar adverse effects. We offer no assurance that the Valdivia Mill will be able to operate without further interruption or that it will resume operations at full capacity notwithstanding our compliance with the new requirements imposed by the COREMA are fulfilled.

In 2005, the COREMA instructed us to present by March 31, 2006, an environmental impact study for the construction of a pipeline to discharge the Mill’s wastewater in a body of water other than the Cruces River or the Carlos Anwandter Nature Sanctuary or their sources. The COREMA also instructed us to construct and put into operation the pipeline no later than 15 months from the date COREMA approves the environmental impact study in final form. COREMA initially extended the deadline for the presentation of this environmental impact study to April 2007 and, prior to the expiration of the April 2007 deadline, extended it again to March 31, 2009. When it approved the new deadline, COREMA required us to present an additional environmental impact study for the implementation of substantial technological improvements on the quality of the effluents generated by the Valdivia Mill. We submitted this study on June 13, 2007. As of the date of this annual report, we have not been notified of the resolution that would conclude the environmental evaluation process by the COREMA.

The COREMA for the Tenth Region of Chile has appointed a Canadian consulting company, Ecometrix, to analyze and prepare a report on different feasible alternatives for discharge of the Valdivia Mill effluents. Approval by the COREMA of Arauco’s environmental impact study regarding a pipeline, the construction and operation of such a pipeline and also the approval of the environmental impact study regarding the improvement of the quality of the effluents are each subject to many environmental, regulatory, engineering and political uncertainties at this time. As a result, we cannot give you any assurance that such projects will ever be approved or completed. If either our environmental study or the installation of the pipeline is delayed for reasons that COREMA attributes to us, we may face sanctions that include warnings, fines or the revocation of the Valdivia Mill’s environmental permit of operation. Alternatively, if COREMA considers that such delays are beyond our control, we believe that COREMA should extend the applicable deadlines. However, we can offer no assurances that any deadline extension will be granted, even if we comply with all the requirements set forth by COREMA. See “Item 3. Key Information—Risk Factors—Risks Relating to Arauco and the Forestry Industry—Environmental concerns led us to temporarily suspend our operations at the Valdivia Mill, which will adversely affected, and in the future may continue to adversely affect, our business, financial condition and results of operations”, “Item 4. Information on the Company—Description of Business—Pulp—Pulp mills—Chile—Valdivia Mill” and “Item 8. Financial Information—Legal Proceedings.”

As a result, we offer no assurance that the Valdivia Mill will be able to operate without further interruption. Any future suspension of operations at the Valdivia Mill or at any other of our significant operating plants would likely have a material adverse effect on our business, financial condition and results of operations.

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

As part of the environmental resolution that modified the Valdivia Mill environmental permit, the COREMA of the Tenth Region asked CONAF to elaborate an Integral Environmental Management Plan for the wetland, which was completed in 2006. The plan concluded that there was a need to develop a Conceptual Ecosystem Model for the wetland. CONAF selected the Science Faculty of the University of Chile to conduct this study.

The study indicated in its second progress report that the disappearance of the “luchecillo,” a water weed that was an important food source of the black-necked swans, was likely related to natural causes. Specifically, the study proposed that the disappearance of the “luchecillo” was caused by the convergence of three factors in May 2004: (i) low levels of precipitation, (ii) low levels of water flow in the rivers and the wetland and (iii) three instances in which temperatures reached zero degrees Celsius or lower. According to the study, the simultaneous occurrence of these factors was likely responsible for the disappearance of the “luchecillo” which, in turn, lead to the death and migration of the swans.

Licancel Mill Closure

Since June 2007, our operations at the Licancel Mill, a pulp mill located in the Seventh Region of Chile, have been subject to environmental scrutiny by Chilean environmental regulators and the public. On June 5, 2007, in connection with the death of fish in the Mataquito River, approximately 15 kilometers downstream of the mill, we decided to voluntarily suspend our operations in the Licancel Mill as a preventive measure. In addition, Chilean authorities, including the health authorities and the Superintendencia de Servicios Sanitarios (Sanitary Services Superintendency), required that we suspend activities at the Licancel Mill and that we suspend any further discharges into the river. We also commenced independent investigations relating to the cause of the death of the fish. On June 18, 2007, as a result of a pipe leakage in the water treatment system currently in place at the Licancel Mill, an estimated 50 cubic meters of effluents reached the Mataquito River. On that same date, we decided to close the mill indefinitely and informed the Sanitary Services Superintendency of the incident. On October 3, 2007, Arauco requested to the health authority (Autoridad Sanitaria) of the Seventh Region of Chile that it remove the suspension of activities at the Licancel mill. On October 22, 2007, the health authority of the Seventh Region of Chile removed the suspension and imposed certain conditions, consisting primarily of the implementation of certain emergency detection and control programs and systems, which Arauco has complied with. Furthermore, on November 12, 2007 the Sanitary Services Superintendency removed the suspension regarding the release of discharges by the Licancel mill. The mill resumed operations during January 2008.

Several administrative and judicial proceedings have been commenced regarding the events at the Licancel Mill, including the death of fish at the Mataquito River. The proceedings and the related sanctions are included in detail in Note 12 to our audited consolidated financial statements. We estimate that the suspension of operations at the Licancel Mill resulted in a loss of profits of approximately U.S.$4 million per month. Consequently, the suspension of operations at the Licancel Mill adversely affected our business, financial condition and results of operations. We offer no assurance that the Licancel Mill will be able to operate without further interruptions. Any future suspension of operations at the Licancel Mill may adversely affect our business, financial condition and results of operations. See “Item 8. Financial Information—Legal Proceedings.” See also “Item 4. Information on the Company—Description of Business—Pulp—Pulp mills—Chile—Licancel Mill.”

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

The following table sets forth, for the periods indicated, average unit sales prices for our products.

	Year ended December 31,(1)
Product(2)	2005	2006	2007
	(U.S.$ per metric ton)(3)
Pulp
Bleached pulp	505.9	579.4	667.3
Unbleached pulp	455.6	523.5	628.1

	(U.S.$ per cubic meter)(3)
Wood Products
Sawn timber	178.7	197.1	207.6
Remanufactured wood products	600.3	537.6	564.7

Panels
Plywood and fiberboard panels	287.5	300.8	347.9

Forestry Products
Sawlogs	35.2	38.3	45.1
Pulplogs	28.7	33.1	23.3
Posts	248.7	230.4	106.7

(1)	Calculated as average unit prices for the year based on our internally collected data.
(2)	Each category of product contains different grades and types and the shipping terms vary with the product, as well as the customer.
(3)	We generally quote our prices in U.S. dollars for export sales and in Chilean pesos, Argentine pesos or Brazilian reals for domestic sales.

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

Over the last five years, the average price, on an annual basis, for Norscan bleached softwood kraft market pulp, or NBSK, which is the benchmark for softwood bleached pulp, has ranged from a low of U.S.$526.40 per ton in 2003 to a high of U.S.$793.40 per ton in 2007. The price for NBSK was U.S.$560 per ton at December 31, 2003, a 27.3% increase over December 31, 2002, and U.S.$621 per ton at December 31, 2004, and 10.9% increase as compared to December 31, 2003. Although the price for NBSK increased during the fourth quarter of 2005 due to the strong market demand and mill closures in North America, the price of U.S.$599 per ton recorded at December 31, 2005 represented a decrease of 3.5% as compared to December 31, 2004. Although the price for NBSK increased during the fourth quarter of 2005 due to the strong market demand and mill closures in North America, the price of U.S.$599 per ton recorded at December 31, 2005 represented a decrease of 3.5% as compared to December 31, 2004. The price of U.S.$730.0 per ton recorded at December 31, 2006 represented an increase of 21.9% as compared to December 31, 2005. The price for NBSK was U.S.$869.30 at December 31, 2007, which represented an increase of 19.1% when compared to December 31, 2006.

Prices for bleached grades of pulp, including eucalyptus, generally follow the same pattern as prices for NBSK. However, each grade follows its own cycle based on market demand and production capacity. During the last five years, the majority of the new capacity developed has been for hardwood pulp, particularly eucalyptus pulp. This has led to a greater spread between the prices for hardwood and for softwood. The price for eucalyptus kraft pulp delivered in Northern Europe, or BEKP, was U.S.$450 per ton at January 1, 2003, U.S.$10 per ton above the price for NBSK, and was U.S.$500 per ton at December 31, 2003, U.S.$60 per ton below the price for NBSK. During 2002 the market price for BEKP rose 6.8%, to U.S.$453 per ton at December 31, 2002. The market price for BEKP was U.S.$500 per ton at December 31, 2003, an increase of 8.0% over the price of December 2002, and U.S.$520 per ton at December 31, 2004, a 4% increase over the price of December 2003. At December 31, 2005, the price for BEKP was U.S.$589 per ton, an increase of 13.3% over the price of December 2004. At December 31, 2006, the price for BEKP was U.S.$671.6 per ton, an increase of 14.0% over the price at December 2005. The price for BEKP at December 31,2007 reached U.S.$775.20, an increase of 15.4% when compared to the price at December 2006.

Prices for unbleached softwood market pulp also follow cyclical patterns related to worldwide demand. Unbleached softwood market pulp represents about 14% of the total wood pulp market. The majority of such pulp is sold in Asia, and its price does not necessarily follow the cycle of prices for NSBK.

During the first half of 2003 the market price for UKP rose, and then fluctuated during the second half of the year, rising 23.3% overall, to U.S.$530 per ton at December 31, 2003. During 2004, UKP prices consistently rose, reaching U.S.$575 per ton by December 31, an increase of 8.5% with respect to December 31, 2003. In 2005, prices fluctuated throughout the year reaching U.S.$460 per ton by December 31, 2005, a decrease of 20% as compared to the price of December 31, 2004. In 2006, UKP prices increased reaching U.S.$586.9 per ton by December 31, 2006, an increase of 27.5% as compared to the price of December 31, 2005. The price for UKP at December 31, 2007 reached U.S.$598.5, an increase of 19.8% when compared to December 31, 2006.

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

The complications related to the United States construction and real estate markets have continued throughout 2007. The construction sector has continued to be affected by a significant stock of unsold houses, which has caused construction to fall 30% in the United States during 2007. This has negatively affected the sales volume of wood. The future outlook does not look favorable and we expect this situation to continue through the end of 2008. Prices of moldings and wood have continued to decrease. From a commercial point of view, 2007 was marked by an increase in the demand in virtually all markets for panels. In Europe, consumer trends favoring products with a sustainable forestry management certification increased demand for the entire range of Arauco’s panels. In the United States, the strong contraction of the real estate sector adversely affected the sale of MDF moldings. This was offset, however, by the strong increase in the demand for MDF boards in Latin America. In the case of Arauco’s plywood panels, the demand benefited from a decrease in the supply from other manufacturers and by the highly diversified applications of these products unrelated to the construction sector.

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

During 2007, cost of lumber and maintenance costs increased principally due to higher market prices for lumber and a strong appreciation of the Chilean peso against the U.S. dollar. The appreciation of the Chilean peso negatively affected most of our costs, which are incurred in Chilean pesos and translated to U.S. dollars.

Exchange Rate Fluctuations

The Chilean peso has been subject to devaluation in the past and could be subject to significant fluctuations in the future. In the period from December 31, 2000 to December 31, 2007 the value of the Chilean peso relative to the U.S. dollar increased approximately 15.4% in nominal terms and increased 44.6% in real terms, as compared to a 3.2% increase in value in real terms in the period from December 31, 1995 to December 31, 1998. During 2007, the value of the Chilean peso relative to the U.S. dollar increased approximately 7.1% in nominal terms and approximately 15.5% in real terms, based on the observed exchange rates on December 31, 2006 and December 31, 2007. The observed exchange rate on June 24, 2008 was Ch$505.11 to U.S.$1.00. For information regarding historical rates of exchange in Chile from January 1, 2002 see “Item 3. Key Information—Exchange Rates.”

We generally price our exports in U.S. dollars and domestic sales in Chilean pesos. To the extent that the Chilean peso depreciates against the U.S. dollar, our domestic sales revenues may be adversely affected when expressed in U.S. dollars. Conversely, appreciation of the Chilean peso may have a positive effect on domestic sales revenue when expressed in U.S. dollars. The effect of exchange rate fluctuations is partially offset by the fact that certain of our operating expenses are denominated in U.S. dollars (such as our freight costs and selling expenses in the form of commissions paid to our sales agents abroad) and a significant part of our indebtedness is denominated in U.S. dollars. As of December 31, 2007, our U.S. dollar-denominated indebtedness was U.S.$2.7 billion. In addition, as the U.S. dollar appreciates against the local currency in any of our export markets, we must from time to time price our sales in that local currency to compete effectively.

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

Property, plant and equipment assets are evaluated for possible impairment on a specific asset basis or in groups of similar assets, as applicable. This process requires management’s estimate of future cash flows generated by each asset or group of assets. For any instance where this evaluation process indicates impairment, the appropriate asset’s carrying values are written down to net realizable value and the amount of the write-down is charged against the results of continuing operations. If we overestimated our future cash flows by 10%, the reported value of our property, plant and equipment would not be materially affected as of December 31, 2007.

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

Depletion

Depletion, or the costs attributed to timber harvested, is determined according to each identifiable farm block that is in the harvesting stage, based on the relationship between unamortized timber costs and the estimated volume of recoverable timber multiplied by the amount of timber cut. We review our depletion rate estimates on a recurring basis. Our statistical data indicates that, during 2007, our depletion rates were overstated by less than 4.36%. If our estimated volume of timber harvested at December 31, 2007 were overestimated by 4.36%, our reported cost of sales for the year ended December 31, 2007 would not be materially affected.

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

At December 31, 2007, our inventory reserves amounted to U.S.$0.6 million, which represented 0.1% of our total inventory. Additionally for the year ended December 31, 2007, our inventory write-downs represented 0.0% of our cost of sales. If our inventory reserves and write-downs were underestimated by 10%, our reported cost of sales for the year ended December 31, 2007 would not be materially affected.

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

We consider both positive and negative evidence and make certain assumptions, including projections of taxable income. Changes in these assumptions may have a material impact on results. If we overestimated taxable income by 10%, our reported valuation allowance at December 31, 2007 would not be materially affected.

Allowance for Doubtful Accounts

We provide an allowance for doubtful accounts based on a review of the specific receivable. A 100% provision is applied for those customers for whom collectability is in doubt. Management must make certain judgments and estimates in determining accounts that are considered to be in doubt. At December 31, 2007, our allowance for doubtful accounts amounted to U.S.$12.6 million, which represented 2.1% of our total trade accounts receivable. Additionally for the year ended December 31, 2007, our receivables write-downs represented 0.0% of our total operating costs and expenses. If our allowance for trade accounts receivable and write-downs were underestimated by 10%, our reported total operating costs and expenses for the year ended December 31, 2007 would not be materially affected.

Changes in Accounting Standards

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements; rather, it applies to other accounting pronouncements that require or permit fair value measurements. The provisions of this statement are to be applied prospectively as of the beginning of the fiscal year in which this statement is initially applied, with any transition adjustment recognized as a cumulative-effect adjustment to the opening balance of retained earnings. The provisions of SFAS No. 157 are effective for the fiscal years beginning after November 15, 2007 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually); therefore, we anticipate adopting this standard as of January 1, 2008. We have not determined the effect, if any, the adoption of this statement will have on our financial condition or results of operations.

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (Statement 159). Statement 159 allows entities the option to measure eligible financial instruments at fair value as of specified dates. Such election, which may be applied on an instrument by instrument basis, is typically irrevocable once elected. Statement 159 is effective for fiscal years beginning after November 15, 2007, and early application is allowed under certain circumstances. We anticipate adopting this standard as of January 1, 2008. We have not determined the effect, if any, the adoption of this statement will have on our financial condition or results of operations.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”), an Amendment to ARB No. 51. SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity.

The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains it controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. We do not expect the adoption of SFAS 160 to have an effect on our consolidated financial statements.

In December 2007, the FASB issued FASB Statements No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). In this statement, the FASB retained the fundamental requirements of Statement No. 141 to account for all business combinations using the acquisition method (formerly the purchase method) and for an acquiring entity to be identified in all business combinations. However, the fair value principles in the revised Statement are a major change from Statement No. 141’s cost allocation process, together with other revisions from past practice. Among other changes, SFAS 141R requires the acquiring entity in a business combination to:

•	Recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions.

•	Recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase.

•	Expense acquisition-related costs, such as legal and due diligence costs, when incurred.

•	Recognize any restructuring costs that the acquiring entity expects to incur with respect to the acquired business as an expense, rather than capitalize as part of the acquisition.

•	Disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination.

•

Recognize changes in the amount of deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances.

SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. We do not expect the adoption of SFAS 141R to have an effect on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”). The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We are in the process of evaluating the financial impact of adopting SFAS 161.

Results of Operations

The following table provides a breakdown of our sales revenue and volumes, cost of sales and administration and selling expenses for the last three years.

	Year ended December 31,
	2005			2006			2007
	Sales		Volume	Sales		Volume	Sales		Volume
	(in millions of U.S.$, except where indicated)
Sales Revenue
Pulp
Bleached pulp(1)	U.S.$	829.2	1,639	U.S.$	1,071.6	1,849	U.S.$	1,526.0	2,287
Unbleached pulp(1)		161.9	356		186.2	356		203.6	324
Total		991.2	1,995		1,257.8	2,205		1,729.6	2,611

Wood Products
Sawn timber(2)		433.4	2,425		495.0	2,512		550.2	2,650
Remanufactured wood products(2)		215.9	360		231.2	430		219.9	390
Total		649.3	2,785		726.2	2,942		770.1	3,040

Plywood and Fiberboard panels
Plywood and Fiberboard panels		588.3	2,046		721.2	2,397		853.4	2,455
Other		—			—			0.9
Total		588.3			721.2			854.3

Forestry Products
Sawlogs (net)(2)		51.3	1,457		56.5	1,474		69.6	1,544
Pulplogs(2)		7.3	254		7.9	239		3.5	149
Posts		21.8	88		7.8	34		0.9	4
Chips		7.1	109		7.7	178		9.0	150
Other								0.7
Total		87.5	1,908		79.9	1,925		83.7	1,847

Other		57.7	—		65.0	—		139.0	—

Total sales revenue	U.S.$	2,373.9		U.S.$	2,850.0		U.S.$	3,576.7

Cost of Sales, exclusive of depreciation
Forestry labor costs		199.3			248.9			317.5
Timber		339.2			412.9			559.4
Port costs		17.3			22.4			29.6
Freight and other transportation costs		311.5			330.4			354.2
Other costs of sales		521.0			611.4			848.0

Total cost of sales		$1,388.3			$1,626.0			$2,108.7
Gross margins		41.5%			42.9%			41.2%

Depreciation		170.3			187.0			240.3
Administration and Selling Expenses
Wages and salaries		57.0			71.0			77.7
Other administration and selling expenses		123.3			158.2			202.2

Total selling and administrative expenses		$180.4			$229.2			$279.9

Total operating costs and expenses		$1,739.0			$2,042.3			$2,628.9
Operating margin		26.7%			28.3%			26.5%

(1)	Volumes measured in thousands of metric tons.
(2)	Volumes measured in thousands of cubic meters.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2007

Net Sales

Net sales increased 25.5%, from U.S.$2,850.0 million in 2006 to U.S.$3,576.7 million in 2007 principally as a result of a strong increase in pulp sales due to higher sales volume coming from the Nueva Aldea Pulp Mill. Increases in the market prices for pulp also affected the increase in our net sales in 2007.

Pulp Sales

Sales revenue of bleached and unbleached pulp increased 37.5%, from U.S.$1,257.8 million in 2006 to U.S.$1,729.6 million in 2007, reflecting a 18.4% increase in sales volume and a 16.1% increase in average prices. Sales of bleached pulp increased by 42.4% due principally to higher sales volume coming from the Nueva Aldea Pulp Mill, which reached full capacity in May 2007. Sales of unbleached pulp increased by 9.4% principally due to a 20.0% increase in prices, partially offset by a 8.9% decrease in sales volume.

Wood Products Sales

Sales of wood products, including sawn timber and remanufactured products increased 6.0%, from U.S.$726.2 million in 2006 to U.S.$770.1 million in 2007, reflecting a 3.3% increase in sales volume and a 2.6% increase in average prices. Sawn timber sales revenue increased 11.2%, from U.S.$495.0 million in 2006 to U.S.$550.2 million in 2007 due to a 5.3% increase in average prices and a 5.5% increase in sales volume. Sales of remanufactured wood products decreased 4.9% from U.S.$231.2 million in 2006 to U.S.$219.9 million in 2007 due to a 9.5% decrease in sales volume, partially offset by a 5.1% increase in average prices. The decrease in sales volumes was caused by the continued weakening of the construction sector in the United States throughout 2007.

Plywood and Fiberboard Panels Sales

Sales of plywood and fiberboard panels increased 18.5%, from U.S.$721.2 million in 2006 to U.S.$854.3 million in 2007. This increase was primarily due to a 15.7% increase in average prices and a 2.4% increase in sales volume.

Forestry Sales

Sales revenue from forestry products increased 5.0%, from U.S.$79.9 million in 2006 to U.S.$83.9 million in 2007. This increase is mainly attributable to a 7.6% increase in prices partially offset by a 4.1% decrease in sales volume. The decrease in sales volume is due to an 88.5% decrease in sales volume of posts due principally to a reduction in demand for posts in Arauco’s principal market (the Mexican Telecommunications Industry) as a result of a change in the technology used for telecommunications which requires a lower consumption of posts. Sales revenue of sawlogs increased by 23.3%, primarily due to a 17.7% increase in average prices and a 4.7% increase in sales volume. Our sales of sawlogs and pulplogs are primarily in the local market.

Cost of Sales

Cost of sales increased 29.7% from U.S.$1,626.0 million for 2006 to U.S.$2,108.7 million for 2007 primarily due to an 18.4% increase in sales volume of pulp and an increase in the cost of timber, forestry works and maintenance costs. The higher cost of timber was due mainly to an increase in the market price of timber and the appreciation of the Chilean peso with respect to the U.S. dollar.

Gross Margins

Gross margins decreased from 42.9 % for 2006 to 41.2% for 2007 primarily due to an increase in the unit cost of sales which was partially offset by an increase in average sales prices.

Depreciation

Depreciation increased 28.5% from U.S.$187.0 million for 2006 to U.S.$240.3 million for 2007 due primarily to a 36.4% increase in pulp industry depreciation expense from U.S.$124.9 million in 2006 to U.S.$170.3 million in 2007 and to a 15.3% increase in the plywood and fiberboard panels industry depreciation expense from U.S.$32.0 million in 2006 to U.S.$36.9 million in 2007. These increases were attributable to the operation of the Nueva Aldea Pulp Mill and the commencement of operations of the second line of the Nueva Aldea Plywood Mill.

Selling and Administrative Expenses

Selling and administrative expenses increased 22.0% from U.S.$229.2 million in 2006 to U.S.$279.9 million in 2007, primarily as a result of a 52.7% increase in other administrative expenses explained by an increase in sales volume, an increase in expenses on technical advice and contributions to foundations. As a percentage of sales revenue, selling and administrative expenses decreased from 8.0% during 2006 to 7.8% during 2007.

Income from Operations

Income from operations increased 17.4% from U.S.$807.8 million in 2006 to U.S.$947.8 million in 2007, primarily as a result of a 28.4% increase in sales revenues that resulted from an increase in sales volume and average price of pulp, partially offset by a 26.2% increase in cost of sales and a 22.0% increase in administration and selling expenses.

Non-Operating Income (Expense)

We recorded a total non-operating expense of U.S.$79.9 million in 2007 compared to an expense of U.S.$31.4 million in 2006, primarily due to higher interest expenses of 65.7%, which grew because of a lower interest expense capitalization as a consequence of the end of construction of the Nueva Aldea Pulp Mill, partially offset by an increase of other non operating income due to the sale of carbon credits, or CERs in 2007.

Interest Income

Interest income increased 16.7% from U.S.$40.9 million in 2006 to U.S.$47.7 million in 2007, primarily due to primarily due to a higher average cash balance and short-term investment position in 2007 as compared to 2006 partially offset by a decrease in the average nominal interest rate for our cash balance, time deposits and short-term investment positions during 2007.

Other Income (Expense)

We recorded other income of U.S.$10.8 million in 2007 compared to an expense of U.S.$0.3 million in 2006, due primarily to the sale of carbon credits, or CERs.

Foreign Exchange Gains (Losses)

We recorded foreign exchange losses of U.S.$1.9 million in 2007 compared to a gain of U.S.$10.5 million in 2006, primarily due to the decrease in the value of our Chilean peso-denominated current assets expressed in U.S. dollars.

Interest Expense

Interest expenses increased 65.7%, from U.S.$82.5 million in 2006 to U.S.$136.6 million in 2007, primarily due to a lower interest expense capitalization as a consequence of the end of construction of the Nueva Aldea Pulp Mill.

Income Taxes

In 2007, we recorded a tax expense of U.S.$178.9 million, compared to an expense of U.S.$162.0 million in 2006. This increase was principally due to an increase in pretax income earned in 2007. Our effective tax rate was 20.6% in 2007 compared to 20.9% in 2006. In accordance with Chilean law, we and each of our subsidiaries compute and pay tax on a separate basis and not on a consolidated basis.

At December 31, 2007, our consolidated subsidiaries had an aggregate tax loss carryforwards of U.S.$136.7 million.

Net Income

Our net income increased by 12.1% from U.S.$622.4 million in 2006 to U.S.$697.4 million in 2007. This increase was primarily due to a higher operating income, partially offset by higher interest expenses due to a lower capitalization of interests.

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

Cost of Sales

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

Our net cash flow provided by operating activities was U.S.$900.7 million during the year ended December 31, 2007, U.S.$1,013.8 during the year ended December 31, 2006 and U.S.$751.0 million during the year ended December 31, 2005. The decrease in cash flow from operating activities in 2007 as compared to 2006 was principally due to an increase in investments in trading securities as well as an increase in receivables and inventory in 2007. The increase in cash flow from operating activities in 2006 as compared to 2005 was principally due to a

27.2% increase in operating income, 224.4% increase in other liabilities resulting from the Bío Bío Investment Fund transaction, and a 145.8% increase in investments and proceeds in trading securities, which was partially offset by a 709.8% increase in receivables due to the increase in sales attributable to the commencement of operations of the Nueva Aldea pulp mill.

In accordance with customary practice in the pulp industry, we do not have long-term sales contracts with our customers; rather, we maintain relationships with our customers pursuant to which we reach agreements from time to time on specific volumes and prices.

We expect our principal capital expenditures for 2008 to include investments in the construction of a new biomass cogeneration plant in the Horcones Complex investments in forestry activities and ordinary maintenance of the mills, and the construction of the Nueva Aldea pipeline. See “Item 4. Information on the Company—Capital Expenditures.” For subsequent years, our capital expenditures will depend on the state of the economy in each country where we have operations, as well as market conditions.

We believe that cash flow generated by operations, cash balances, borrowings from commercial banks, export credit agencies and multilateral lending agencies and debt offerings in the domestic and international capital markets, will be sufficient to meet our working capital, debt service and capital expenditure requirements for the foreseeable future.

The following table sets forth certain contractual obligations as of December 31, 2007, and the period in which the contractual obligations come due.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of U.S. dollars)
Contractual obligation (1)
Long-term debt obligations (2)	$3,511.7	$446.4	$887.1	$709.0	$1,469.2
Capital (finance) lease obligations	3.4	1.9	1.5	—	—
Operating lease obligations	—	—	—	—	—
Purchase obligations (3)	42.0	42.0	—	—	—
Registrant’s balance sheet under GAAP	—	—	—	—	—
Total	$3,557.1	$490.3	$888.6	$709.0	$1,469.2

(1)

Excludes obligations to purchase wood, plantations and land from Forestal Río Grande S.A. Arauco began consolidating Forestal Río Grande S.A. in 2006. Therefore, the assets that we are obligated to purchase from Forestal Río Grande S.A. are already included in our consolidated financial statements. Includes the accrued future interest of bank loans and bonds.

(2)	Includes estimated interest payments related to long-term debt obligations.
(3)

Excludes contracts entered into with independent contractors to perform operations on our behalf. Our payment obligations under such contracts are not pre-determined, but rather depend on the performance of certain variables. Accordingly, we cannot quantify our contractual obligations under such contracts.

At December 31, 2007, our short-term bank borrowings were U.S.$168.4 million. At December 31, 2006, our short-term bank borrowings were U.S.$203.5 million. At December 31, 2005, our short-term bank borrowings were U.S.$113.4 million.

Our total long-term bank, export credit agency and multilateral lending agency debt (including the current portion of such debt) was U.S.$706.7 million at December 31, 2007, of which 99.6% was U.S. dollar-denominated. At December 31, 2007, we also had total capital markets borrowings of U.S.$1,818.1 million, 100% of which was U.S. dollar-denominated. At December 31, 2007, the weighted average maturity of our foreign currency-denominated debt was 5.0 years. The interest rate on our variable rate debt is determined principally by reference to the London inter-bank offered rate (LIBOR), and at December 31, 2007 the average interest rate for our foreign currency-denominated floating rate debt over LIBOR was 0.3%. The average interest rate for our foreign currency-denominated fixed rate debt was 6.8%. These average rates do not reflect the effect of swap agreements and subsequent unwinds effective as of December 31, 2007.

The following are our principal financing activities during 2007:

•

On June 11, 2007, Alto Paraná S.A. issued U.S.$270 million of 6.375% Notes due 2017 in the form of Rule 144A/Regulation S notes sold in the international debt and debt capital markets, which were fully and unconditionally guaranteed by Arauco. The proceeds of the offering were used to refinance U.S.$200 million of existing notes and to finance capital expenditures in the ordinary course of business.

•

On September 27, 2007, we entered into two loan agreements with Banco Bilbao Viscaya Argentaria S.A. for a principal amount of U.S.$ 150 million and U.S.$90 million, respectively. Each of the loans mature on March 27, 2016 and bear interest at a rate of LIBOR plus 0.2%. Interest is payable semi-annually.

The instruments and agreements governing our bank loans set limits on our incurrence of debt and liabilities through the use of financial covenants. The principal financial covenants contained in these agreements are as follows:

•	Our debt to equity ratio must not exceed 1.2:1;

•	Our interest coverage ratio must not be less than 2:1; and

•	We are required to maintain a minimum consolidated net worth of U.S.$2.5 billion, as measured in accordance with generally accepted accounting principles in Chile, or Chilean GAAP.

We were in compliance with these covenants as of December 31, 2007.

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

Our Argentine subsidiaries and our Brazilian subsidiaries manage their treasury activities independently from us. Their activities are governed by cash and deposit policies that are approved by their chief executive officers. These policies are based on the same principles of our cash and deposits policy.

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

The Bío Bío Investment Fund entered into one interest rate swap agreement, in an initial notional amount of U.S.$240 million with amortizations during the life of the swap in the same amount and dates of the amortizations of the credit agreement the Bío Bío Investment Fund obtained on October 6, 2006, with interest rate settled quarterly and with a final maturity in October 2013. The net effect of this interest rate swap agreement is that the Bío Bío Investment Fund pays fixed interest rate at a rate of 5.256% and receives a floating rate at 3 months LIBOR. In January 2007, the Bío Bío Investment Fund transferred all of its assets and financial debt to Forestal Río Grande S.A.

We have also analyzed our exposure to risks associated with fluctuations in prices of commodities, including pulp, but have, thus far, not entered into any material hedging transactions with respect to such risks. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

RESEARCH AND DEVELOPMENT

We spent U.S.$3.4 million in 2005, U.S.$3.2 million in 2006 and U.S.$3.2 million in 2007 on research and development. We conduct our principal research and development programs through Bioforest S.A., which concentrates its efforts on applying and implementing the advanced technology available in the market to the specific characteristics of our forests and mills.

We are continuously researching and attempting to develop different strains of long-fiber pine trees to improve their quality and to shorten the average harvest cycle. Additionally, we maintain close relations with international research institutes, equipment suppliers and the scientific and engineering community involved with our industry.

Item 6.	Directors, Senior Management and Employees

DIRECTORS AND EXECUTIVE OFFICERS

Directors

A board of directors manages our business. Our by-laws (estatutos) require that the board of directors consist of nine directors. Our directors cannot also be our executives. The entire board is elected every three years and can be re-elected for any number of periods. The current board was elected in April 2008, and their terms will expire in 2011. The board may appoint replacements to fill any vacancies that occur during periods between elections; however, at the annual shareholders’ meeting following any such replacement, an election of the entire board must take place. Scheduled meetings of the board of directors are, generally, held once a month. Extraordinary board meetings are called when summoned by the Chairman or when requested by at least two directors.

We do not have an audit committee or compensation committee.

Our current directors are listed below.

Name	Years as Director	Position	Age
José Tomás Guzmán	22	Chairman	79
Roberto Angelini	22	First Vice-Chairman	59
Manuel Bezanilla	22	Second Vice-Chairman	63
Jorge Andueza	14	Director	59
Jorge Bunster	14	Director	55
Carlos Croxatto	22	Director	93
Alberto Etchegaray	14	Director	58
Eduardo Navarro	—	Director	43
Timothy C. Purcell	3	Director	48

Included below are brief biographical descriptions of each of our directors.

José Tomás Guzmán became a Director on April 30, 1986 and became Chairman of the board of directors on May 4, 2007. He served as Chairman of the board of directors from April 18, 1991 to January 4, 2005, when he voluntarily resigned, and as First Vice-Chairman of the board of directors from January 27, 2005 to May 4, 2007. He is a partner of the law firm Portaluppi, Guzmán y Bezanilla, is a Vice-Chairman of COPEC, Empresas Copec, Compañía de Seguros de Vida Cruz del Sur S.A., AntarChile and Empresa Pesquera Eperva S.A., is Chairman of the board of directors of Forestal Arauco and Inversiones Siemel S.A., and serves as a member of the boards of directors of Industrias Forestales S.A., Sigma S.A., Servicios Corporativos Sercor S.A., Corpesca S.A. and Astilleros Arica S.A. Mr. Guzmán holds a law degree from the Catholic University of Chile.

Roberto Angelini became a Director on April 30, 1986 and became First Vice-Chairman of the board of directors on May 4, 2007. He served as Vice-Chairman of the board of directors from April 18, 1991 to January 4, 2005, when he voluntarily resigned, and as Second Vice-Chairman of the board of directors from January 27, 2005 to May 4, 2007. He serves as Chairman of the board of directors of Empresas Copec, COPEC, AntarChile, Corpesca S.A., SouthPacific Korp S.A., Pesquera Iquique-Guanaye S.A., Astilleros Arica S.A. and Servicios Corporativos Sercor S.A. He also serves as a member of the boards of directors of Forestal Arauco, Industrias Forestales S.A., Empresa Pesquera Eperva S.A., Inversiones Siemel S.A. and Sigma S.A. Mr. Angelini holds a degree in civil engineering from the Catholic University of Chile.

Manuel Bezanilla became a Director on April 30, 1986. He was appointed as Second Vice-Chairman of the board of directors on May 4, 2007. He is also a partner of the law firm Portaluppi, Guzmán y Bezanilla and serves as a member of the boards of directors of Forestal Arauco, Pesquera Iquique-Guanaye S.A., Antarchile and Inversiones Siemel S.A. Mr. Bezanilla holds a law degree from the Catholic University of Chile.

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

Alberto Etchegaray became a Director on April 11, 1994 and served as Chairman of the board of directors from January 4, 2005 to May 4, 2007, when he voluntarily resigned. He is also a partner of Domet Ltda., the Chairman of the board of directors of Invesco Internacional S.A., Salfacorp S.A., Isapre Consalud S.A and Habitaria S.A.. He served as the Chilean Minister of Housing for four years. Mr. Etchegaray holds a degree in civil engineering from the Catholic University of Chile.

Eduardo Navarro became a Director on September 25, 2007. He is also the Chief Executive Officer of Empresas Copec S.A., the Chief Executive Officer of Pesquera Iquique-Guanaye S.A., and serves as a member of the boards of directors of COPEC, Abastecedora de Combustibles S.A., Sociedad Nacional de Oleoductos S.A., Empresa Eléctrica Guacolda S.A., Corpesca S.A., South Pacific Korp S.A., Compañia Minera Can-Can S.A. and Colbún S.A. Mr. Navarro holds degrees in commercial engineering and economics, and a master’s degree in economics, all from the Catholic University of Chile.

Timothy C. Purcell became a director on April 26, 2005. He is also Managing Partner of Linzor Capital Partners, LP. Mr. Purcell currently serves as a member of the boards of directors of Compañía de Seguros de Vida Cruz del Sur S.A., Cruz del Sur Administradora General de Fondos S.A., Isapre Cruz Blanca S.A., BOPP Holdings, and Parque Arauco S.A. He is also a Trustee of International House in New York. Mr. Purcell received an undergraduate degree with distinction in Economics from Cornell University, as well as a Masters Degree in International Studies from the University of Pennsylvania and a master’s degree in business (MBA) from Wharton Business School.

Executive Officers

Our executive officers are appointed by the board of directors and hold office at its discretion. Our current principal executive officers and the directors of each area or department are listed below.

Name	Years with Arauco	Position	Age
Matías Domeyko(1)	19	President and Chief Executive Officer	46
Gianfranco Truffello	13	Chief Financial Officer	40
Robinson Tajmuch	17	Chief Accounting Officer	51
Hernán Arriagada	17	Engineering and Construction Director	60
Franco Bozzalla	18	Panels Area Managing Director	45
Jorge Garnham	31	Woodpulp Area Managing Director	54
Cristián Infante	13	Argentina and Brazil Managing Director	41
Charles Kimber	22	Corporate Affairs & Marketing Director	46
Antonio Luque	16	Sawn Timber Area Managing Director	51
Alvaro Saavedra	16	Forestry Area Managing Director	52
Mario Urrutia(2)	14	Project Development Director	60
Juan Pablo Guzmán	20	Administration Director	46
Mauricio Pinto	10	Human Resources Director	43

(1)	Matías Domeyko worked at Arauco from 1987 to 1994. He rejoined Arauco in 1997.
(2)	Mario Urrutia worked at Arauco from 1989 to 1991 and from 1995 to 1998. He rejoined Arauco in 2002.

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

Cristián Infante is the Argentina and Brazil Managing Director. He joined Arauco in 1996 as a woodpulp sales representative, where he worked for two years. In 1998, Mr. Infante was appointed sales manager for industrial lumber and remanufactured products of Forestal Arauco, where he worked until 1999, at which time he moved to Centromaderas S.A., where he worked for two years. Mr. Infante holds a degree in civil engineering from the Catholic University of Chile.

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

Juan Pablo Guzmán is the Administration Director of Arauco. Mr. Guzmán holds a degree in commercial engineering from the Diego Portales University. He was previously the Director of Finance and Operations of Arauco Wood Products.

Mauricio Pinto is the Human Resources Director of Arauco. He graduated from the Catholic University of Chile with a degree in Commercial Engineering and joined Arauco in 1997.

Compensation

For 2007, the aggregate compensation of all our directors and executive officers and senior managers paid or accrued in that year for services in all capacities, including salaries and compensation for their service to those executive officers who serve as directors, was approximately U.S.$22.3 million. We do not maintain any pension or retirement programs or incentive compensation plans for our directors or executive officers. We also do not maintain any plans providing for benefits upon termination of employment. The following table sets out the compensation of our directors for their services as directors in the years provided.

	2006		2007
Roberto Angelini	U.S.$	67,475	U.S.$	190,888
José Tomás Guzmán		116,950		165,962
Carlos Croxatto		67,475		199,722
Manuel Bezanilla		61,475		108,541
Anacleto Angelini(1)		24,738		25,446
Jorge Andueza		24,738		43,808
Jorge Bunster		24,738		43,808
Alberto Etchegaray		74,213		60,169
Eduardo Navarro		—		13,904
Juan Cambiaso		18,000		18,000
Antonio Luque		20,548		21,676
Matías Domeyko		75,286		104,250
René Katz		10,261		10,833
Manfred Mayer		10,261		10,833
Jorge Garnham		20,547		21,676
Eduardo Zañartu		10,287		10,843
Alvaro Saavedra		31,548		33,676
Franco Bozzalla		22,287		22,843
Cristián Infante		12,000		12,000
Charles Kimber		20,548		21,676
Timothy C. Purcell		24,738		43,808

Total compensation	U.S.$	738,113	U.S.$	1,184,362

(1)	Mr. Anacleto Angelini passed away on August 28, 2007.

Employees

The following table provides a breakdown of our employees by main category of activity as of the end of each year in the three-year period ended December 31, 2007.

	As of December 31,
	2005	2006	2007
Pulp mill employees	1,812	1,930	2,326
Other industrial employees	3,432	3,229	3,828
Forestry employees	527	538	1,160
Administrative employees	414	711	585

Total	6,185	6,408	7,899

In addition, as of December 31, 2007, we had contracts with approximately 869 contractors, who employed approximately 28,012 employees. Contractors that are not affiliated with us or with each other operate our 12 sawmills and 4 remanufacturing facilities in Chile. The 12 independent contractors that operate our Chilean sawmills employed 3,857 employees at December 31, 2007. The independent contractors that operate our Chilean remanufacturing facilities employed 1,920 employees at December 31, 2007 and the independent contractor that operates the laminating beams line employed 110 employees at December 31, 2007.

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

Approximately 14.4% of our employees in Chile, 22.2% of our employees in Argentina and 35.0% of our employees in Brazil were unionized at December 31, 2007. We negotiate collective bargaining agreements of two or three years’ duration with unionized employees.

Our Chilean operations have not experienced any strikes or other work stoppages in the last five years other than a six-day work stoppage in May 2007 at our Horcones complex (which includes the Arauco pulp mill, a panel plant and two sawmills), located in the Province of Arauco in the Eighth Region in Chile, due to a work stoppage by the employees of our third party forestry contractors in that region. We consider our relations with our employees to be good. In June 2002, we experienced a one-day strike at the Puerto Esperanza Mill in Argentina. In 2006, the Faplac Mill experienced two strikes each lasting 30 days and 12 days, respectively. The Faplac Mill also experienced a 12-day stoppage during January and February 2007 due to problems with the labor union of its chemical division. Also in February 2007, a group of approximately 150 power saw operators went on strike, resulting in the shutdown of the Alto Paraná Mill for six days of operations. These strikes did not materially affect mill operations, and management considers relations with our employees in Argentina to be satisfactory. During the last five years, there have been no strikes at our Brazilian subsidiaries.

SHARE OWNERSHIP

Our former director, Anacleto Angelini, who passed away on August 28, 2007, owned 20.8% of Inversiones Angelini y Compañía Limitada, or Inversiones Angelini, which is the principal shareholder of AntarChile. He directly owned 0.9% of AntarChile. Through his direct and indirect interests in Inversiones Angelini, AntarChile and Empresas Copec, Anacleto Angelini beneficially owned 8.3% of our shares. With Mr. Angelini’s passing, the above-mentioned interests are currently owned by his estate. The procedures regarding the probate of his estate are currently in progress and must be concluded within the term of two years after the date of his death.

Our First Vice-Chairman, Roberto Angelini, owns 12.2% of Inversiones Angelini. He directly owns 0.2% of AntarChile. Through his direct and indirect interests in Inversiones Angelini, AntarChile and Empresas Copec, Roberto Angelini beneficially owns 4.7% of our shares.

Our Chairman, José Tomás Guzmán, owns 1.9% of Inversiones Angelini. Directly and indirectly through Agroforestal e Inversiones Maihue S.A., he owns 4.1% of AntarChile and 2.6% of Empresas Copec. Through his interests in Inversiones Angelini, AntarChile and Empresas Copec, José Tomás Guzmán beneficially owns 2.6% of our shares.

None of our other directors or executive officers beneficially owns 1% or more of our shares.

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Our only outstanding voting securities are shares of common stock of a single series, without nominal (par) value. The following table sets forth certain information concerning ownership of our common stock, as of June 22, 2008, with respect to each shareholder known by us to own more than 5% of the outstanding shares of our common stock and all of our directors and executive officers, as a group.

	Number of Shares Owned	Percentage Ownership
Empresas Copec	113,127,452	99.98%
Directors and executive officers of the Company, as a group	—	—

Through its ownership of our Common Stock, Empresas Copec currently has voting control over us.

Empresas Copec is a Chilean public company listed on the Santiago Stock Exchange, the Valparaíso Stock Exchange and the Chilean Electronic Stock Exchange. It is a holding company, the principal interests of which are in Arauco, gasoline distribution, electricity, gas distribution and fishing. Before October 1, 2003, Empresas Copec’s legal name was Compañía de Petróleos de Chile S.A. As of that date, Compañía de Petróleos de Chile S.A. transferred all its gasoline- and fuel-related business assets to a new subsidiary, Compañía de Petróleos de Chile COPEC S.A., which we call COPEC, and changed its legal name to Empresas Copec S.A. In May 2005, AntarChile purchased 3.1 million shares of COPEC, increasing its ownership to 60.4% of Empresas Copec. At December 31, 2007, AntarChile owned 60.8% of Empresas Copec.

Through its ownership in Empresas Copec, AntarChile beneficially owned 60.8% of our shares at December 31, 2007. As of May 31, 2008, AntarChile beneficially owns 60.8% of our shares.

Inversiones Angelini y Compañía Limitada (“Inversiones Angelini”) in turn owns 62.0% of AntarChile’s shares, and certain other related investors own an additional 12.3% of AntarChile. Inversiones Angelini and such other investors are defined herein as the “Angelini Group.”

The principal equity owners of interest in Inversiones Angelini were Mr. Anacleto Angelini with approximately 20.8%, Mrs. María Noseda Zambra with approximately 15.8%, Mr. Roberto Angelini Rossi with approximately 12.2%, and Mrs. Patricia Angelini Rossi with approximately 12.2%.

As of December 31, 2007, the Angelini Group controls Arauco through the ownership structure described above.

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

See “Item 18—Financial Statements.”

EXPORT SALES

Export sales constituted approximately 76.9% of our sales revenue for the year ended December 31, 2007. Our total export sales revenue for 2007 was U.S.$2,748.3 million. Our principal overseas markets are North America, Asia and Western Europe. See “Item 4. Information on the Company—Description of Business—Domestic and Export Sales.”

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

Valdivia Mill

On January 18, 2005, the COREMA for the Tenth Region of Chile, initiated an administrative proceeding against the Valdivia Mill, claiming that there were several differences between the project as approved by CONAMA in 1998 and the constructed mill. In connection with this proceeding and based on the Administrative Proceedings Law No. 19,880, the COREMA for the Tenth Region of Chile ordered suspension of production at the Valdivia Mill as an interim preventive measure. To achieve prompt resolution of the matter, we accepted, among other things, an annual production limit of 550,000 tons, including daily maximum requirements, and agreed to be reviewed under the Environmental Impact Evaluation System before increasing production capacity beyond that limit. As a result, the COREMA for the Tenth Region of Chile lifted its suspension order on February 17, 2005, and we recommenced operations at the Valdivia Mill promptly thereafter. On March 18, 2005, the COREMA for the Tenth Region of Chile terminated the administrative proceeding against us described above and imposed a fine of approximately U.S.$77,000. We have determined that the suspension of operations at the Valdivia Mill resulted in a loss of sales of approximately U.S.$1,000,000 per day and a loss of profit of approximately U.S.$250,000 per day.

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

On June 8, 2005, we voluntarily suspended operations at the Valdivia Mill, which we estimate resulted in a loss of sales of approximately U.S.$1.0 million per day and a loss of profits of approximately U.S.$250,000 per day. Pursuant to the decision of our board of directors based on certain clarifications provided by the COREMA for the Tenth Region of Chile, the mill resumed operations on August 12, 2005 at a reduced annual production of 440,000 metric tons, or 80% of its authorized production capacity, after 64 days of suspended operations. In order to achieve the full production capacity authorized by applicable permits (equal to 550,000 metric tons of wood pulp per year), the pulp mill had to comply with certain new requirements established by the COREMA for the Tenth Region of Chile, including modifications to the effluents’ parameters (including, among others, aluminum, sulfate, nitrogen and chlorate). In March 2006, Knight Piesold, an independent environmental auditing firm appointed by the COREMA for the Tenth Region of Chile, officially determined that the Valdivia Mill had complied with the applicable requirements. On January 18, 2008, the COREMA authorized the Valdivia Mill to return to its annual authorized production capacity of 550,000 metric tons. The mill gradually increased its production over a four month period starting in March 2008 and reached full capacity in June 2008. The suspension of operations at the Valdivia Mill adversely affected our business, financial condition and results of operations. Any future suspension of operations at the Valdivia Mill or at any other of our significant operating plants can be expected to have similar adverse effects. We offer no assurance that the Valdivia Mill will be able to operate without further interruption. See “Item 3. Key Information—Risk Factors—Risks Relating to Arauco and the Forestry Industry—Environmental concerns led us to temporarily suspend our operations at the Valdivia Mill, which adversely affected, and in the future may continue to adversely affect, our business, financial condition and results of operations” and “Item 4. Information on the Company—Description of Business—Pulp—Pulp mills—Chile—Valdivia Mill.”

As part of the environmental resolution that modified the Valdivia Mill environmental permit, the COREMA of the Tenth Region asked CONAF to elaborate an Integral Environmental Management Plan for the wetland, which was completed in 2006. The plan concluded that there was a need to develop a Conceptual Ecosystem Model for the wetland. CONAF selected the Science Faculty of the University of Chile to conduct this study.

The study indicated in its second progress report that the disappearance of the “luchecillo,” a water weed that was an important food source of black-necked swans, was likely related to natural causes. Specifically, the study proposed that the disappearance of the “luchecillo” was caused by the convergence of three factors in May 2004: (i) low levels of precipitation, (ii) low levels of water flow in the rivers and the wetland and (iii) three instances in which temperatures reached zero degrees Celsius or lower. According to the study, the simultaneous occurrence of these factors was likely responsible for the disappearance of the “luchecillo” which, in turn, lead to the death and migration of the swans.

The National Defense Council has instituted an action seeking reparations, damages and indemnification from us for environmental harm allegedly caused by the Valdivia Mill.

In 2005, the COREMA for the Tenth Region of Chile instructed us to present by March 31, 2006, an environmental impact study for the construction of a pipeline to discharge the Mill’s wastewater in a body of water other than the Cruces River or the Carlos Anwandter Nature Sanctuary or their sources. The COREMA also instructed us to construct and put into operation the above-mentioned pipeline not later than 15 months from the date in which the resolution of COREMA approving the environmental impact study is final. COREMA initially extended the deadline for the presentation of this environmental impact study to April 2007 and, prior to the expiration of the April 2007 deadline, extended it again to March 31, 2009. At the time of approving the new deadline, COREMA required us to present an additional environmental impact study for the implementation of substantial technological improvements on the quality of the effluents generated by the Valdivia Mill. This study was submitted on June 13, 2007. As of the date of this annual report, we have not been notified of the resolution that would conclude the environmental evaluation process by the COREMA.

The COREMA has appointed a Canadian consulting company, Ecometrix, to analyze and prepare a report on different feasible alternatives for discharge of the Valdivia Mill effluents. Approval by the COREMA of our environmental impact study regarding a pipeline, the construction and operation of such a pipeline and also the approval of the environmental impact study regarding the improvement of the quality of the effluents are each subject to many environmental, regulatory, engineering and political uncertainties at this time. As a result, we cannot give you any assurance that such projects will ever be approved or completed. If either our environmental study or the installation of the pipeline is delayed for reasons that COREMA attributes to us, we may face sanctions that include warnings, fines or the revocation of the Valdivia Mill’s environmental permit of operation. Alternatively, if COREMA considers that such delays are beyond our control, we believe that COREMA should extend the applicable deadlines. However, we offer no assurance that any of such deadline extensions would be granted, even if all the requirements set forth by the authority were complied with. As a result, we offer no assurance that the Valdivia Mill will be able to operate without further interruption. Any future suspension of operations at the Valdivia Mill or at any other of our significant operating plants would likely have a material and adverse effect on our business, financial condition and results of operations. See “Item 3. Key Information—Risk Factors—Risks Relating to Arauco and the Forestry Industry—We are subject to legal proceedings related to our mills, which could adversely affect our business, financial condition and results of operations,” “Item 4. Information on the Company—Description of Business—Pulp—Pulp mills—Chile—Valdivia Mill.” and “Item 8. Financial Information—Legal Proceedings”.

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

Licancel Mill

Since June 2007, our operations at the Licancel Mill, a pulp mill located in the Seventh Region of Chile, have been subject to environmental scrutiny by Chilean environmental regulators and the public. On June 5, 2007, in connection with the death of fish in the Mataquito River, approximately 15 kilometers downstream of the mill, we decided to voluntarily suspend our operations in the Licancel Mill as a preventive measure. In addition, Chilean authorities, including the health authorities and the Superintendencia de Servicios Sanitarios (Sanitary Services Superintendency), required that we suspend activities at the Licancel Mill and that we suspend any further discharges into the river. We also commenced independent investigations relating to the cause of the death of the fish. On June 18, 2007, as a result of a pipe leakage in the water treatment system currently in place at the Licancel Mill, an estimated 50 cubic meters of effluents reached the Mataquito River. On that same date, we decided to close the mill indefinitely and informed the Sanitary Services Superintendency of the incident. On October 3, 2007, we requested to the health authority (Autoridad Sanitaria) of the Seventh Region of Chile that it remove the suspension of activities at the Licancel Mill. On October 22, 2007, the health authority of the Seventh Region of Chile removed the suspension and imposed certain conditions relating to our activities in the mill consisting primarily of the implementation of certain emergency detection and control programs and systems, with which we have complied. Furthermore, on November 12, 2007 the Sanitary Services Superintendency removed the suspension regarding the release of discharges by the Licancel Mill. The mill resumed operations during January 2008.

By resolution dated June 7, 2007, the Sanitary Services Superintendency ordered that we suspend the discharge of effluents from the Licancel Mill into the Mataquito River. On June 9 and June 12, 2007, the Regional Ministerial Secretary of Health of the Seventh Region of Chile (the “SEREMI”) ordered that we suspend operations of the Licancel Mill as a preventive measure for a period of thirty days and/or until the SEREMI determines that any potential health risk has been resolved. By resolution dated June 13, 2007, the Sanitary Services Superintendency commenced an administrative proceeding against us with respect to the quality of the effluents discharged from the Licancel Mill. Several other administrative and judicial proceedings have been commenced regarding the event, at the Licancel Mill, including the death of fish at the Mataquito River. Those proceedings and the sanctions that have been imposed on us as of December 31, 2007 are included in our financial statements in Item 18.

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

In accordance with a resolution adopted by our board of directors on October 24, 2006, we approved an interim dividend for 2006, which was distributed on December 13, 2006. On April 24, 2007, our shareholders approved a final dividend for 2006, which was distributed on May 9, 2007. On April 22, 2008, our shareholders approved a final dividend for 2007, which was distributed on May 7, 2008. In the aggregate, dividends distributed equaled 40% of our consolidated net income for 2006, on a Chilean GAAP basis.

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

Organization and Registration

We are a corporation (sociedad anónima) organized in Chile under the laws of Chile, and subject to the rules of the Chilean public corporations (sociedades anónima abiertas) and registered on August 18, 1971, by resolution 300-S of the Chilean Securities Commission and recorded in the Santiago Commercial Register of 1971 on page 6433 under entry number 2994 and on page 6431 under entry number 2993. Notice was published in the Official Gazette on September 4, 1971.

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

International Issue of Bonds

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

Debt securities issued through our Panamanian agency

In December 1996, we established a registered agency in Panama. We may from time to time issue debt securities directly or through our Panamanian agency depending on, among other factors, whether or not we expect to bring the proceeds thereof into Chile. In such cases, the proceeds of such issuance of the notes may be brought into Chile or held abroad. In either case, however, in accordance with Chapter VIII of the Compendium, we were required to inform the Central Bank of the issuance of international bonds through our Panamanian agency during the first ten calendar days of the month following the one in which the disbursement of funds to the agency was produced, and provide the schedule of payments of the notes. On December 27, 2007, the requirement to provide information to the Central Bank was eliminated. We will no longer be required to inform the Central Bank of future issuances of bonds made through our Panamanian agency.

Purchases of U.S. dollars in connection with payments on debt securities issued through our Panamanian agency, whether before or after April 19, 2001, can be made either in the Formal Exchange Market or in the Informal Exchange Market. Although we were required to inform the Central Bank of the issuance of debt securities through our Panamanian agency, such communication to the Central Bank did not give us access to the Formal Exchange Market for the purchase of U.S. dollars necessary to make payments in respect of those debt securities.

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

INTEREST RATE RISK

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2007, we had outstanding approximately U.S.$2,693.1 million of indebtedness excluding accrued interest, of which approximately 67.5% bore interest at fixed interest rates and approximately 32.5% bore interest at floating rates of interest. These average rates do not reflect the effect of swap agreements. 99.9% of the indebtedness was denominated in U.S. dollars as of that date. The interest rate on our variable rate debt is determined principally by reference to LIBOR.

The following table summarizes our long-term debt obligations, including 2008 maturities, at December 31, 2007 that are sensitive to changes in interest rates. The table presents the aggregate principal amount of each category of indebtedness maturing in each year, at the weighted average interest rate for each category of indebtedness. Average interest rates for liabilities are calculated based on the prevailing interest rate for each loan at December 31, 2007.

	As of December 31, 2007
	Average Interest Rate(1)	Expected contractual maturity date						Total Long Term Debt	Fair Value(2)
		2008	2009	2010	2011	2012	Thereafter
	(U.S.$ equivalent in millions)
Long-Term Interest Bearing Debt
Fixed Rate
(U.S.$-denominated)	6.8%	—	100.0	270.5	387.0	—	1,065.0	1,822.5	1,892.4
Variable Rate	LIBOR +
(U.S.$-denominated)	0.3%	124.3	200.0	39.1	58.3	82.3	202.3	706.2	706.2
(R.$-denominated)	—	2.8	0.2	—	—	—	—	3.0	3.0

(1)

Average interest rate means, for variable rate debt, the weighted average prevailing interest rate at December 31, 2007, on our variable rate debt, and for fixed rate debt, the weighted average prevailing interest rate at December 31, 2007, on our fixed rate debt. Average rates do not reflect the effect of swap agreements.

(2)

These figures were calculated based on the discounted value of future cash flows expected to be received or paid, considering current discount rates that reflect the different risks involved. See Note 10to our audited consolidated financial statements.

FOREIGN CURRENCY RISK

Our principal exchange rate risk involves changes in the value of the Chilean peso, the euro and, to a lesser extent, the Argentine peso and the Brazilian real relative to the dollar. We generally believe that our foreign currency exposure is not material to our net income. In 2007, substantially all of our consolidated revenues were denominated in or indexed to foreign currencies. We estimate that a majority of our consolidated costs and expenses are denominated in dollars. As of December 31, 2007:

•	A significant portion of our accounts receivable were denominated in U.S. dollars;

•	53.2% of our short-term investments were denominated in U.S. dollars and 27.4% were denominated in euros;

•	substantially all of our indebtedness was denominated in U.S. dollars; and

•	a significant portion of our consolidated total assets was denominated in U.S. dollars.

Substantially all of our foreign currency-denominated revenues, costs and expenses, receivables and indebtedness are denominated in U.S. dollars. As of December 31, 2007, all of our long-term debt was denominated in U.S. dollars. Accordingly, variations in the value of the Chilean peso relative to the dollar will not have a significant effect in the cost in dollars of our foreign debt service obligations.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a) Disclosure controls and procedures. We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Accounting Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as of December 31, 2007. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Accounting Officer concluded that the disclosure controls and procedures, as of December 31, 2007, were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Accounting Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s annual report on internal controls and procedures. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Accounting Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2007.

(c) Attestation Report of the registered public accounting firm. This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

(d) Changes in internal controls over financial reporting. There has been no change in our internal control over financial reporting during 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, during the fiscal years ended December 31, 2006 and 2007.

	Year ended December 31,
	2006	2007
	(U.S.$ in thousands)
Audit fees	$1,186.1	$1,188.7
Audit-related fees	119.9	299.3
Tax fees	88.9	148.5
Other fees	—	75.7

Total fees	$1,394.9	$1,712.2

Audit fees in the above table are the aggregate fees billed by PricewaterhouseCoopers in connection with the audit of our annual financial statements in accordance with Chilean GAAP and U.S. GAAP, as well as the review of other filings.

Audit-related fees in the above table are the are the aggregate fees billed by PricewaterhouseCoopers for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, including consultations regarding the Sarbanes-Oxley Act, due diligence related to acquisitions and review of offering memorandums prepared in connection with the issuance of debt under Rule 144A.

Tax fees in the above table are fees billed by PricewaterhouseCoopers associated with the issuance of certificates for tax and legal compliance purposes in Mexico and Argentina; tax consultation on the impact of debt restructured by our subsidiaries in Argentina and Brazil; and tax consultation in the United States.

Other fees in the above table are fees billed by PricewaterhouseCoopers in connection with training services and consultations in International Financial Reporting Standards.

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See our audited consolidated financial statements beginning on page F-1, incorporated herein by reference.

Item 19.	Exhibits

Documents filed as exhibits to this annual report:

1.1	English translation of the by-laws (estatutos) of Celulosa Arauco y Constitución S.A., dated as of January 31, 2008

8.1	List of subsidiaries

12.1	Certification of chief executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of chief executive officer and principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Valuation and qualifying accounts

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
Matías Domeyko
Chief Executive Officer

Date: June 26, 2008

Index of Exhibits

1.1	English translation of the by-laws (estatutos) of Celulosa Arauco y Constitución S.A., dated as of January 31, 2008

8.1	List of subsidiaries

12.1	Certification of chief executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of chief executive officer and principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Valuation and qualifying accounts

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2007

ThU.S.$ - Thousands of United States dollars

Ch$ - Chilean pesos

PricewaterhouseCoopers RUT: 81.513.400-1 Santiago de Chile Av. Andrés Bello 2711-Torre Costanera Las Condes Teléfono [56] (2) 940 0000

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Celulosa Arauco y Constitución S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of Celulosa Arauco y Constitución S.A. and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule included under Exhibit 15.1 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Santiago, Chile.

June 24, 2008

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

	At December 31,
	2007	2006
	(U.S.$ in thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents 1d)	$37,507	$22,180
Time deposits	36,260	21,719
Short-term investments 1e)	193,509	143,851
Trade receivables – net	592,074	550,746
Other receivables – net (2)	167,682	120,911
Inventories 1f), (3)	451,315	409,251
Prepaid expenses and other current assets (4)	161,979	130,393

Total current assets	1,640,326	1,399,051

LONG-TERM ASSETS:
Forest 1g)	2,241,737	2,016,637
Property, plant and equipment – net 1h), (5)	3,562,250	3,447,037
Investments in affiliates	120,356	90,834
Goodwill 1n)	25,679	27,240
Other long-term assets	110,028	88,153

Total long-term assets	6,060,050	5,669,901

Total assets	$7,700,376	$7,068,952

Notes to the financial statements are an integral part of these financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

	At December 31,
	2007	2006
	(U.S.$ in thousands)
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term debt	$168,352	$203,453
Current portion of long-term notes (8)	124,588	168,596
Current portion of long-term bonds 1p)	—	99,980
Accounts payable (6)	449,826	424,431
Accrued liabilities and other current liabilities (7)	138,281	124,405

Total current liabilities	881,047	1,020,865

LONG-TERM LIABILITIES:
Long-term notes (8)	582,063	570,485
Long-term bonds 1p) (8)	1,818,193	1,579,586
Deferred income taxes (9)	358,159	285,582
Other long-term liabilities	80,170	66,197

Total long-term liabilities	2,838,585	2,501,850

MINORITY INTEREST	140,395	115,678

STOCKHOLDERS’ EQUITY:
Common stock (nominal par value, 113,152,446 shares authorized and issued)	—	—
Paid-in capital	363,833	363,833
Retained earnings	3,398,822	3,025,246
Accumulated other comprehensive income	77,694	41,480

Total stockholders’ equity	3,840,349	3,430,559

Total liabilities and stockholders’ equity	$7,700,376	$7,068,952

Notes to the financial statements are an integral part of these financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated Statements of Income and Comprehensive Income

	Year Ended December 31,
	2007	2006	2005
	(U.S.$ in thousands)
Net sales	$3,576,719	$2,850,012	$2,373,907
Operating costs and expenses:
Cost of sales, exclusive of depreciation	(2,108,730)	(1,626,038)	(1,388,322)
Depreciation (13)	(240,299)	(186,995)	(170,291)
Selling and administrative	(279,868)	(229,220)	(180,355)

Total operating costs and expenses	(2,628,897)	(2,042,253)	(1,738,968)

Income from operations	947,822	807,759	634,939

Non-operating income (expense):
Interest income	47,735	40,899	34,487
Other income gains (losses)	10,820	(344)	(2,225)
Foreign exchange gains (losses)	(1,942)	10,510	(6,249)
Interest expense	(136,595)	(82,460)	(109,886)

Total non-operating income (expense)	(79,982)	(31,395)	(83,873)

Income before taxes, minority interest and equity in earnings of unconsolidated affiliates	867,840	776,364	551,066
Provision for income taxes (9)	(178,924)	(161,958)	(113,328)
Minority interest in consolidated subsidiaries	(1,079)	100	(72)
Equity in earnings of unconsolidated affiliates	9,520	7,926	6,682

Net income	697,357	622,432	444,348

Other comprehensive income
Foreign currency translation adjustment	36,214	10,643	30,837

Comprehensive income	$733,571	$633,075	$475,185

Notes to the financial statements are an integral part of these financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2007	2006	2005
	(U.S.$ in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$697,357	$622,432	$444,348
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	240,299	186,995	170,291
Minority interest in net income of consolidated subsidiaries	1,079	100	72
Earnings of unconsolidated affiliates	(9,520)	(7,926)	(6,682)
Deferred income taxes	54,280	44,091	10,730
Allowance for doubtful accounts	3,919	2,532	(628)
(Gain) loss on sale of fixed assets	145	(761)	(590)
Investments and proceeds in trading securities	(64,199)	146,982	59,787
Decrease (increase) in receivables	(45,247)	(181,487)	29,760
Decrease (increase) in inventories	(42,064)	(45,581)	(52,836)
Decrease (increase) in other assets	(7,029)	(40,326)	(34,046)
Increase in accounts payable	(14,659)	71,290	64,323
Increase in other liabilities	86,354	215,488	66,423

Net cash provided by operating activities	900,715	1,013,829	750,952

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment and forest	(461,794)	(1,094,360)	(631,480)
Proceeds from sales of property, plant and equipment	5,511	6,460	1,893
Investment in related companies	(212,052)	(10,176)	(237,397)
Dividends received from related companies	—	8,598	1,846

Net cash used in investing activities	(668,335)	(1,089,478)	(865,138)

CASH FLOWS FROM FINANCING ACTIVITIES
Bonds issued	268,110	—	400,000
Bank borrowings and notes	1,183,007	957,005	372,230
Debt issue costs	(3,309)	—	(3,710)
Payment of notes and bond principal	(1,380,518)	(690,443)	(445,135)
Dividends paid	(284,343)	(194,691)	(207,724)

Net cash provided by (used in) financing activities	(217,053)	71,871	115,661

Net increase (decrease) in cash and cash equivalents	15,327	(3,778)	1,475
Cash and cash equivalents at beginning of year	22,180	25,958	24,483

Cash and cash equivalents at end of year	$37,507	$22,180	$25,958

Notes to the financial statements are an integral part of these financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

	Year Ended December 31,
	2007	2006	2005
	(Dollar and Share Amounts in Thousands, Except Per Share Amounts)
Common Stock	—	—	—
Nominal par value
(113,152,446 shares authorized and issued at December 31, 2007, 2006, and 2005)

Paid in capital
Balance at beginning of year	$363,833	$363,833	$363,833

Balance at end of year	363,833	363,833	363,833

Retained earnings
Balance at beginning of year	3,025,246	2,695,448	2,423,434
Initial application of SAB 108	—	(32,403)	—
Net income	697,357	622,432	444,348
Dividends	(323,781)	(260,231)	(172,334)

Balance at end of year	3,398,822	3,025,246	2,695,448

Accumulated other comprehensive income
Foreign currency translation adjustments	77,694	41,480	30,837

Total stockholders’ equity	$3,840,349	$3,430,559	$3,090,118

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

e) Short-term investments

Arauco’s short-term investments consist primarily of investments in mutual fund units, which are classified as trading securities. These short-term investments are recorded at fair value with unrealized holding gains and losses included in earnings. Net unrealized holding gains included in net earnings amounted to U.S.$0.5 million, U.S.$0.5 million and U.S.$9.7 million for the years ended December 31, 2007, 2006, and 2005, respectively.

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

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”. The adoption of FIN 48 had no effect on the financial information or disclosures.

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

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

l) Allowance for doubtful accounts and trade receivables

Arauco provides an allowance for doubtful accounts based on a review of the specific receivables. As of December 31, 2007 and 2006, no single customer accounted for more than 10% of the outstanding balance of accounts receivable. At December 31, 2007 and 2006, the balance in the allowance account for receivables was U.S.$12.6 million and U.S.$12.1 million, respectively.

The trade receivables at December 31, 2006, include restricted receivables amounting to U.S.$70,388 thousand that secure the payment of short-term debt. There were no rectricted trade receivables at December 31, 2007.

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

In the case of Brazilian subsidiaries, the local currency is the functional currency. As such, assets and liabilities are translated using the exchange rates in effect at the balance sheet date. Income and expenses are translated at the average exchange rates during the year. Translation gains and losses not reflected in earnings are reported in accumulated other comprehensive income in stockholders’ equity.

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

p) Bonds

Bonds are shown at face value plus accrued interest less discount on issue of the bonds. The expenses incurred in the issue of the bonds are shown under other current and long- term assets and are amortized using the interest method of amortization over the term of the instruments. Total capitalized costs associated with bonds were U.S.$11.0 million and U.S.$10.0 million at December 31, 2007 and 2006, respectively.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

q) Research and development expenses

The cost of research, project development and special studies are charged to income in the year in which they are incurred. The cost of research and development charged to income was U.S.$3.2 million, U.S.$3.2 million and U.S.$3.4 million for the years ended December 31, 2007, 2006, and 2005, respectively.

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

s) Severance benefit plan

Arauco sponsors a retirement plan that covers certain employees. It has recorded a liability for long-term severance indemnities based on agreements it has entered into with its employees at certain of its companies in Chile. Generally, upon leaving Arauco, employees who have completed five years of service are entitled to one month’s salary for each year of service, up to the retirement age of 60 and 65 years for women and men, respectively. In accordance with Emerging Issues Task Force (“EITF”) 88-1, Arauco records the undiscounted obligation for this plan as if it was payable at each balance sheet date. Severance expense for this plan was U.S.$7.1 million, U.S.$3.9 million and U.S.$4.6 million, for fiscal 2007, 2006 and 2005, respectively. The severance liability is recorded in other long-term and current liabilities and amounted to U.S.$30.4 million and U.S.$24.0 million, at December 31, 2007 and 2006 respectively.

t) Acquisitions

During the year ending on December 31, 2007, Arauco made the following acquisitions:

On September 27, 2007, Arauco successfully concluded negotiations with Stora Enso Oyj, of Switzerland and Finland, and thereby incorporated into its acquisitions the assets that Stora Enso Oyj had acquired from International Paper in Brazil.

The acquired companies were as follows:

i) The subsidiary Arauco Internacional S.A. acquired an 80% controlling interest in Stora Enso Arapoti Empreendimientos Agrícolas S.A. (now Arauco Florestal Arapoti S.A.), which owns 50,000 hectares of land, including plantations of 25,000 hectares of pine and 5,000 hectares of eucalyptus in the town of Arapoti, Paraná, Brazil.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

ii) The subsidiary Placas do Paraná S.A. acquired 20% of the capital stock of Stora Enso Arapoti Industria de Papel S.A., which owns a paper producing plant with a production capacity of 205,000 tons of paper per year, also located in the town of Arapoti, Paraná in Brazil.

iii) The subsidiary Placas do Paraná S.A. acquired 100% of the company Stora Enso Arapoti Serraria Ltda., which owns a sawmill with a production capacity of 150,000 m3/year, in Arapoti, Paraná, Brazil.

The initial purchase price of Arauco’s acquisitions in Brazil in 2007 has been allocated as follows:

ThU.S.
Accounts receivable	$28,242
Inventories	8,117
Other current assets	6,586
Non-current assets	8,728
Property, equipment and forest	195,060
Investment in affiliate	14,311
Current liabilities	(28,415)
Long-term liabilities	(8,691)
Deferred tax liabilities	(15,573)

Total purchase price	208,365

The following unaudited pro forma financial information reflects the results of operations of Arauco as if the acquisitions of the companies in Brazil described above had taken place on January 1, 2006. The pro forma financial information is not necessarily indicative of the results of operations as it would have been had the transaction been effected on the assumed date.

	2007	2006
(In thousands)	Pro forma	Pro forma
Net sales	3,610,435	2,886,711
Net income	709,119	639,975

On October 11, 2006, through the subsidiary Aserraderos Arauco S.A., Arauco acquired the company Norwood S.A. for U.S.$4.7 million. Goodwill amounting to U.S.$ 2.0 million was allocated to the Wood products segment. In 2007, the Company completed the purchase price allocation and reclassified U.S.$1.6 million from goodwill to property and equipment.

On November 10, 2006, through the subsidiary Arauco Internacional S.A., Arauco acquired the Argentine company, La Señora del Milagro S.R.L., for U.S.$5.4 million. Goodwill amounting to U.S.$ 2.3 million was allocated to the Forestry segment.

u) Initial application of SAB 108

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements.

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

In SAB 108, the SEC staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company's financial statements and the related financial statement disclosures. This model is commonly referred to as a “dual approach” because it requires quantification of errors under both the iron curtain and the roll-over methods.

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

	Period in which the misstatement originated(1)
	Year ended December 31,		Adjustment recorded as of January 1, 2006
	2004	2005
	ThU.S.$	ThU.S.$	ThU.S.$
Property, plant and equipment-deferred tax liability(2)	28,236	16,311	44,547
Fair value of interest rate swaps (3)	—	14,632	14,632
Effect on deferred tax liability of interest rate swaps (3)	—	2,488	2,488
Impact on net income (4)	(28,236)	(4,167)	—
Retained earnings(5)	—	—	32,403

(1)	The Company previously quantified these misstatements under the roll-over method and concluded that they were immaterial.
(2)	The Company’s subsidiaries located in Argentina and Brazil did not properly quantify and record in 2004 and 2005, a deferred tax liability for the temporary differences between book and tax basis on certain property, plant and equipment. As a result of this error, the Company’s income tax expense was understated by ThU.S.$ 28,236 and ThU.S.$ 16,311 for the years ended December 31, 2004 and 2005, respectively. The Company recorded a ThU.S.$ 44,547 increase in its deferred tax liability as of January 1, 2006 with a corresponding reduction in retained earnings to correct this misstatement.
(3)	The Company did not record an asset associated with the fair value of certain interest rate swap agreements. As a result of this misstatement, the Company’s interest income was understated by ThU.S.$ 14,632 and income tax expense was understated by ThU.S.$ 2,488 for the year ended

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2005. The Company recorded a ThU.S.$ 14,632 increase in its other receivables and ThU.S.$ 2,488 increase in its deferred tax liability as of January 1, 2006 with a corresponding net increase in retained earnings of ThU.S.$ 12,145 to correct this misstatement.

(4)	Represents the net over-statement of net income for the indicated periods resulting from these misstatements.
(5)	Represents the net reduction to retained earnings recorded as of January 1, 2006 to give effect to the initial application of SAB 108.

v) New accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements; rather, it applies to other accounting pronouncements that require or permit fair value measurements. The provisions of this statement are to be applied prospectively as of the beginning of the fiscal year in which this statement is initially applied, with any transition adjustment recognized as a cumulative-effect adjustment to the opening balance of retained earnings. The provisions of SFAS No. 157 are effective for the fiscal years beginning after November 15, 2007 for financial assets and liabilities and November 15, 2008 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually); therefore, the Company anticipates adopting this standard as of January 1, 2008. It has not determined the effect, if any, the adoption of this statement will have on its financial condition or results of operations.

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (Statement 159). Statement 159 allows entities the option to measure eligible financial instruments at fair value as of specified dates. Such election, which may be applied on an instrument by instrument basis, is typically irrevocable once elected. Statement 159 is effective for fiscal years beginning after November 15, 2007, and early application is allowed under certain circumstances. The Company anticipates adopting this standard as of January 1, 2008. It has not determined the effect, if any, the adoption of this statement will have on its financial condition or results of operations.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”) - An Amendment of ARB No. 51. SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity.

The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains it controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company does not expect the adoption of SFAS 160 will have an effect on its consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

In December 2007, the FASB issued FASB Statements No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). In this statement, the FASB retained the fundamental requirements of Statement No. 141 to account for all business combinations using the acquisition method (formerly the purchase method) and for an acquiring entity to be identified in all business combinations. However, the fair value principles in the revised Statement are a major change from Statement No. 141’s cost allocation process, together with other revisions from past practice. Among other changes, SFAS 141R requires the acquiring entity in a business combination to:

•	Recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions.

•	Recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase.

•	Expense acquisition-related costs, such as legal and due diligence costs, when incurred.

•	Recognize any restructuring costs that the acquiring entity expects to incur with respect to the acquired business as an expense, rather than capitalize as part of the acquisition.

•	Disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination.

•

Recognize changes in the amount of deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances.

SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company does not expect the adoption of SFAS 141R to have an effect on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”). The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is in the process of evaluating the financial impact of adopting SFAS 161.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 2 - OTHER RECEIVABLES - NET

	December 31,
	2007	2006
	ThU.S.$	ThU.S.$
Value added tax receivable	46,570	78,603
Income tax receivable	34,895	—
Related party receivables	11,379	2,243
Other receivables	75,999	41,842
Allowance	(1,161)	(1,777)

Total other receivables - net	167,682	120,911

NOTE 3 - INVENTORIES

Inventories were valued in accordance with the policy described in note 1(f). The principal components were as follows:

	December 31,
	2007	2006
	ThU.S.$	ThU.S.$
Finished goods	235,192	244,796
Work in progress	22,628	14,528
Sawlogs, pulpwood and chips	72,705	53,696
Raw materials	80,941	67,484
Other parts and materials	39,849	28,747

Total inventories	451,315	409,251

NOTE 4 - PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2007	2006
	ThU.S.$	ThU.S.$
Prepaid freight and other expenses	89,603	69,169
Deferred tax assets	—	1,269
Spare parts	47,884	42,600
Other current assets	24,492	17,355

Total prepaid expenses and other current assets	161,979	130,393

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT - NET

		December 31,
	Useful lives	2007	2006
		ThU.S.$	ThU.S.$
Land and improvements	—	659,810	585,770
Buildings and improvements	30 years	1,912,924	1,795,274
Machinery and equipment	12 years	2,914,035	2,771,776
Construction in progress	—	109,751	115,264
Other	12 years	267,731	253,812

		5,864,251	5,521,896
Accumulated depreciation		(2,302,001)	(2,074,859)

Total property, plant and equipment – net		3,562,250	3,447,037

NOTE 6 - ACCOUNTS PAYABLE

		December 31,
		2007	2006
		ThU.S.$	ThU.S.$
Accounts payable - trade		220,921	200,063
Dividends payable		214,885	170,473
Notes payable		5,690	6,634
Accounts payable - related parties		8,330	4,617
Income tax payable		—	42,644

Total accounts payable		449,826	424,431

NOTE 7 - ACCRUED LIABILITIES AND OTHER CURRENT LIABILITIES

		December 31,
		2007	2006
		ThU.S.$	ThU.S.$
Accrued interest		40,771	41,491
Other accruals		61,390	61,314
Withholding taxes		31,264	18,150
Deferred income		4,856	3,450

Total accrued liabilities and other current liabilities		138,281	124,405

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 8 - LONG-TERM DEBT

	Interest Rate at December 31, 2007	December 31,
		2007	2006
	%	ThU.S.$	ThU.S.$
Long-term notes
Notes payable:
Citigroup (Revolving Facility) (due in 2009)	LIBOR+0.30	240,000	240,000
J.P. Morgan Chase Bank N.A.	LIBOR+0.372	205,715	240,000
BBVA New York	LIBOR + 0.20	240,000	—
Citibank	5.44	—	7,000
Argentine Collateral Trust I (due in 2007)	LIBOR+0.35	—	200,000
Note payable - Argentina (due in 2008)	LIBOR+ 0.375	843	1,400
Santander Overseas Bank Inc.	LIBOR + 0.50	9,600	12,000
Sampo Bank	5.925	6,546	9,819
ABN Bank	5.931	969	1,939
International Finance Corporation	LIBOR + 5.50	—	5,000
Safra Bank	11.250	190	271
Alfa Bank	11.650	224	280
Itau Bank	16.170	—	7,951
Modal Bank	14.810	—	6,080
Banco Río	5.150	—	3,000
Banco Francés	5.95	—	2,000
Banco do Brasil	8.75	2,117	2,341
Banco do Brasil	6.75	447	—

Total notes payable		706,651	739,081
Less: current portion		(124,588)	(168,596)

Total long-term notes		582,063	570,485

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

Through the Company’s subsidiary Alto Paraná S.A., Arauco obtained a U.S.$250 million note from Argentine Collateral Trust I on June 13, 2001. Interest was payable semi-annually. The Company had guaranteed repayment of the notes which were paid off in 2007.

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

On September 27, 2007, the Company entered into two syndicated loan agreements with Banco Bilbao Viscaya Argentaria S.A. for a principal amount of U.S.$150 million and U.S.$90 million, respectively. Each of the loans mature on March 27, 2016 and bear interest at a rate of LIBOR plus 0.2%. Interest is payable semi-annually.

The six - month LIBOR at December 31, 2007 and 2006 was 4.65% and 5.37%, respectively.

In accordance with the loans, the Company must maintain a minimum interest coverage ratio of 2:1 (on a rolling four-quarter basis), a maximum debt to equity ratio of 1.2:1 and a minimum consolidated net worth of at least U.S.$2,500 million under Chilean GAAP. The Company was in compliance with these covenants at December 31, 2007.

	Annual Interest Rate at December 31, 2007	Outstanding Principal Amount at December 31,
		2007	2006
		ThU.S.$	ThU.S.$
Long-term bonds
Bonds:
U.S.$ bonds (1st issue) due December 2007	7.00%	—	99,980
U.S.$ bonds (2nd issue) due September 2009	7.20%	99,973	99,957
U.S.$ bonds (2nd issue) due September 2017	7.50%	124,404	124,343
U.S.$ bonds (3rd issue) due August 2010	8.625%	270,227	270,124
U.S.$ bonds (4th issue) due September 2011	7.75%	386,858	386,825
U.S.$ bonds (5th issue) due July 2013	5.125%	300,000	300,000
U.S.$ bonds (6th issue) due April 2015	5.625%	368,322	398,337
U.S.$ bonds (144-A) due June 2017	6.375%	268,409	—

Total bonds		1,818,193	1,679,566
Less current maturities of long-term bonds		—	(99,980)

Total long-term bonds		1,818,193	1,579,586

In June 2007, the Company’s subsidiary Alto Paraná S.A. issued U.S.$270 million of 10-years bonds bearing interest at 6.375%. The interest of these bonds is payable semi-annually in arrears.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

In April 2005, the Company issued U.S.$400 million of 10-year bonds bearing interest at 5.625% (6th issue). The interest on these bonds is payable semi-annually in arrears.

In July 2003, the Company issued U.S.$300 million of 10-year bonds bearing interest at 5.125% (5th issue). The interest on these bonds is payable semi-annually in arrears.

In September 2001, the Company issued U.S.$400 million of 10-year bonds bearing interest at 7.75% (4th issue). The interest on these bonds is payable semi-annually in arrears.

In August 2000, the Company issued U.S.$300 million of 10-year bonds bearing interest at 8.625% (3rd issue). The interest on these bonds is payable semi-annually in arrears.

In October 1997, the Company issued U.S.$175 million of 8-year bonds bearing interest at 6.95% which was paid in 2005, U.S.$100 million of 12-year bonds bearing interest at 7.2% and U.S.$125 million of 20 year-bonds bearing interest at 7.5% (2nd issue). The interest on these bonds is payable semi-annually in arrears.

In December 1995, the Company issued U.S.$200 million of 8-year bonds bearing interest at 6.75% which was paid in 2003 and U.S.$100 million of 12-year bonds bearing interest at 7.0% (1st issue) which was paid in December 2007.

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

In December 2007, the Company repurchased U.S.$30 million of its 5.625% bonds due in 2015. The bonds were obtained at a discount, resulting in a gain of U.S.$424 thousand.

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

In July and August 2003, the Company made settlements of U.S.$30 million and U.S.$40 million, respectively, of both interest rate swap agreements, leaving a notional amount of U.S.$130 million for both contracts.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The weighted average interest rate for all long-term debt at December 31, 2007 and 2006 was approximately 6.48% and 6.54%, respectively. Required repayment of principal for long-term debt is as follows:

Year Ended December 31,
ThU.S.$
2008	124,588
2009	300,092
2010	309,314
2011	445,144
2012	82,286
2013	382,286
2014	48,000
2015	416,322
2016	24,000
2017	392,812

Total	2,524,844

Cash paid during 2007, 2006 and 2005 for interest was U.S.$200.1 million, U.S.$172.3 million and U.S.$170.9 million, respectively. The total amount of interest cost incurred by Arauco was U.S.$199.7 million, U.S.$176.5 million and U.S.$173.5 million for the years ended December 31, 2007, 2006, and 2005, respectively. The amount of interest capitalized for these periods was U.S.$63.1 million, U.S.$94.0 million, and U.S.$63.0 million, respectively.

NOTE 9 –INCOME TAXES

Provision for income taxes was as follows:

	Year ended December 31,
	2007	2006	2005
	ThU.S.$	ThU.S.$	ThU.S.$
Domestic
Current	73,903	85,509	65,709
Deferred	47,713	30,304	12,874

Foreign
Current	50,742	32,358	36,889
Deferred	6,566	13,787	(2,144)

Total provision for income taxes	178,924	161,958	113,328

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The tax effects of significant temporary differences creating deferred tax assets and liabilities at December 31 were as follows:

	December 31,
	2007	2006
	ThU.S.$	ThU.S.$
Deferred income tax liabilities
Inventories	(10,539)	(8,945)
Other	(40,709)	(32,827)
Property, plant and equipment	(377,365)	(335,500)
Debt issue costs	(4,138)	(2,719)

Total deferred tax liabilities	(432,751)	(379,991)
Deferred income tax asset
Accruals	560	25,500
Tax loss carry forwards	35,073	34,716
Other	37,115	35,462

Total deferred tax assets	72,748	95,678

Valuation allowance	—	—

Total deferred tax assets -net	72,748	95,678

Net deferred tax liability	(360,003)	(284,313)

Net long-term deferred tax liabilities were U.S.$358.2 million at December 31, 2007 and U.S.$285.6 million at December 31, 2006. In addition, net short-term deferred tax liabilities of U.S.$1.8 million at December 31, 2007 and net short-term deferred tax assets of U.S.$ 1.2 million at December 31, 2006 are included in the Consolidated Balance Sheets in accrued liabilities and other current liabilities and in prepaid expenses and other current assets respectively.

Cash paid during 2007, 2006 and 2005 for income taxes was U.S.$ 108.9 million, U.S.$79.8 million and U.S.$126.5 million, respectively.

At December 31, 2007, Arauco had operating loss carry-forwards of approximately U.S.$136.7 million. Loss carry-forwards associated with Chile are U.S.$89.3 million, which can be carried forward indefinitely. Loss carry-forwards in Brazil were U.S.$47.4 million, which can be carried forward indefinitely.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The following table summarizes the effect of the differences between the statutory income tax rate and the effective income tax rates:

	Year ended December 31,
	2007	2006	2005
	ThU.S.$	ThU.S.$	ThU.S.$
Pretax income multiplied by enacted tax rate	148,798	133,346	94,805
Change in valuation allowance	—	(5,923)	(105)
Tax effect resulting from foreign subsidiaries	23,340	24,269	19,845
Permanent differences	6,810	10,384	(1,021)
Non-taxable income	(24)	(118)	(196)

Effective income tax amount	178,924	161,958	113,328

The Chilean statutory, first category (corporate) income tax rate was 17% in 2005, 2006 and 2007 and thereafter in accordance with currently enacted tax legislation. Also, in accordance with Chilean law, the Company and each of its subsidiaries compute and pay tax on a separate basis and not on a consolidated basis. The Argentine statutory first category income tax rate was 35% for all years presented. The Brazilian statutory first category income tax rate was 34% for all years presented.

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

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The estimated fair values of the Company’s financial instruments are summarized below.

	At December 31, 2007		At December 31, 2006
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
	(ThU.S.$)		(ThU.S.$)
Assets
Cash	37,507	37,507	22,180	22,180
Time deposits	36,260	36,260	21,719	21,719
Short-term investments	193,509	193,509	143,851	143,851
Trade receivables	592,074	592,074	550,746	550,746
Other receivables	167,682	167,682	134,329	134,329
Liabilities
Short-term debt	168,352	168,352	203,453	203,453
Accounts payable	449,826	449,826	424,431	424,431
Long-term debt	706,651	706,651	739,081	739,081
Bonds	1,818,193	1,892,387	1,679,566	1,832,513
Derivative instrument
Interest rate swap	10,625	10,625	13,418	13,418

NOTE 11 - RELATED PARTY TRANSACTIONS

Arauco enters into fuel purchase contracts with Compañía de Petróleos de Chile COPEC S.A., subsidiary of the parent corporation of the Company. Arauco purchased fuel totaling U.S.$83.0 million during 2007, U.S.$41.0 million in 2006 and U.S.$23.8 million in 2005. The terms of these contracts and purchases were generally similar to those prevailing with unrelated parties.

Arauco obtains insurance from Compañía de Seguros Generales Cruz del Sur S.A. (“Cruz del Sur”), a Chilean insurance company controlled by a related party until October 2005. Cruz del Sur was the supplier of all of Arauco’s insurance policies covering its forest holdings and production plants, facilities and equipment. Arauco paid direct insurance premiums of U.S.$8.5 million for the year ended December 31, 2005.

We made purchases from Puerto de Lirquén S.A., our 20.1% affiliate and a supplier of port services, of U.S.$4.2 million in 2005, U.S.$5.6 million in 2006 and U.S.$8.9 million in 2007. Outstanding balances at December 31, 2007 and 2006 with Puerto de Lirquén S.A included a receivable of U.S.$737 thousand and U.S.$1,079 thousand, respectively.

We made purchases from Compañía Puerto de Coronel S.A., our 50.0% affiliate and a supplier of port services, of U.S.$5.9 million in 2005, U.S.$5.5 million in 2006 and U.S.$5.6 million in 2007.

We made purchases from EKA Chile, which is 50% controlled by Arauco and 50% by EKA Chemicals of U.S.$17.4 million in 2005, U.S.$19.6 million in 2006 and U.S.$52.2 million in 2007. We provided EKA Chile with electricity for payment of U.S.$17.2 million during 2006 and U.S.$34.1 million in 2007. EKA Chile, a sodium chlorate supplier, was formed in January 2003. We had an outstanding receivable from EKA Chile of U.S.$1.7 million at December 31, 2006 and U.S.$0.9 million at December 31, 2007.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

We paid Portaluppi, Guzmán y Bezanilla an aggregate amount of approximately U.S.$1.1 million during 2005, U.S.$1.2 million during 2006 and U.S.$1.4 million during 2007, as payment for legal services.

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

The Company answered the charges before the Commission. Nevertheless, through Resolution No.387 dated May 24, 2004, the Commission resolved, among other things, to (a) fine the Company 900 Monthly Tax Units (“UTM,” a Monthly Tax Unit that is a Chilean inflation-indexed, peso-denominated monetary unit which is set monthly in advance based on the previous month’s inflation rate) (U.S.$62 thousand at December 31, 2007) for failure to comply with the terms and conditions set forth in Sections 2, 11, 12 and 13 of the Resolution of Environmental Description; (b) accept the measures proposed by the Company to mitigate the odor problem, establishing a schedule for the execution of such measures and (c) point out that the industrial waste fluids discharge system of the emergency system must comply with the Evaluating System of Environmental Impact (Law 19,300). The aforementioned Resolution No. 387 was judicially appealed in the Civil Court of Puerto Montt on June 4, 2004, in connection with part of the fine mentioned in clause (a) above, and the Company paid 10% of the total claimed. The case is currently in progress.

2)	Due to the emission of odors in the Valdivia Plant during July 2004, through Resolution 1775 of December 17, 2004 the Department of Health Service of Valdivia fined Arauco 1,000 Monthly Tax Paying Units (U.S.$68 thousand as of December 31, 2007), and established certain obligations to be fulfilled by the Company.

On December 27, 2004, Arauco judicially appealed the aforementioned Resolution, before the First Civil Court of Valdivia, which by the Sentence dated September 2, 2006 rejected the claim. The Company subsequently appealed before the Appeals Court of Valdivia, which on June 4, 2007 resolved to partly accept the appeal, lowering the fine imposed to 200 Monthly Tax Paying Units.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

However, the Health Service of Valdivia, (currently the Sanitary Authority), commenced a proceeding challenging the ruling, which must be decided by the Supreme Court. The matter is currently pending resolution.

3)	Through Resolution No. 860 dated December 21, 2004, COREMA began sanction proceedings against the Company due to the discharge of refrigeration water at the Valdivia Plant, the disposal of solid waste, the accumulation of spills and the spilling of non-authorized effluents.

On January 11, 2005, Arauco filed its response, and through Resolution No. 182 dated March 15, 2005, COREMA resolved to sanction the Company with 800 UTM (U.S.$55 thousand as of December 31, 2007), Arauco appealed that sanction on March 31, 2005 and paid 10% of the total claimed. The case is currently in progress.

4)	Through resolution dated April 22, 2005, the Regional Ministerial Secretary of Health (the “Health SEREMI”) fined Arauco 1,000 UTM (U.S.$68 thousand as of December 31, 2007), due to a fatal accident involving an employee in January 2005. The Company appealed the fine in the Second Civil Court of Valdivia, through case No. 785-2005, which is currently in progress.

5)	Through Resolution No. 17 dated January 18, 2005, COREMA began sanction proceedings against the Company due to an alleged increase in the capacity of the plant, an increase of additional discharge waters into the Cruces River, a lack of compliance with the quality and emission guidelines for fluid waste, a lack of compliance with the required measurement of TRS gas and a lack of compliance with other measurement parameters. The Company filed its appeal last January 31, 2005.

Through Resolution No. 197 dated March 18, 2005, COREMA fined Arauco 1,400 UTM (U.S.$96 thousand as of December 31, 2007). Arauco appealed that sanction and paid the required percentage of the total claimed. The case is currently in progress, through case No. 777-05.

6)	Through Resolutions 3300 and 3301 dated December 20, 2004, the Superintendent of Sanitary Services began sanction proceedings against the Company due to the Company exceeding the guidelines of the Resolution on Environmental Description, approved by the Study of Environmental Impact regarding the total emission of phosphate and temperature.

Through Resolution 290 dated January 26, 2005, the Superintendent of Sanitary Services fined Arauco 200 Annual Tax Units (“UTA”, an Annual Tax Unit that is a Chilean inflation-indexed, peso-denominated monetary unit which is set monthly in advance based on the previous month’s inflation rate) (U.S.$165 thousand at December 31, 2007). This Resolution was judicially appealed on February 9, 2005 in the appropriate Civil Court of Santiago, which rejected the complaint. The resolution was appealed in the Appeal Court, and the matter is currently in progress.

7)	Several complaints have been filed with the Warranty Court of Valdivia, due to alleged violations in connection with the operations of the Valdivia Plant. All the complaints are being addressed through a single investigation. The complaints charge alleged violations set forth in Article 291 of the Penal Code, Article 136 of the Fishing Law and Article 38 of the National Monuments Law. The investigation is currently in progress in the appropriate District Attorney’s office. In the opinion of the management, based on the reports of its legal counsel, the evidence in the investigation does not credit responsibility to the Company for these events.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

8)	On April 27, 2005, the State of Chile Defense Committee filed an indemnity demand against the Company in the First Civil Court of Valdivia (Rol 746-2005). The Company filed its response that it is not responsible for the environmental damages and therefore the indemnification payments, as well as the claimed repairs, are inadmissible. The lawsuit is pending resolution.

9)	Through Resolution 1755 dated June 24, 2005, the Superintendent of Sanitary Services began a sanction proceeding against the Company for exceeding emissions standards regarding temperature, suspended solid waste, arsenic, total phosphorus, hexavalente chrome, molybdenum and nickel. On July 11, 2005, the Company filed its response to the Superintendent. Nevertheless, on December 26, 2005, the Superintendent resolved to sanction the Company with a fine of 400 UTA (U.S.$331 thousand at December 31, 2007). The Company appealed to the 26th Civil Court of Santiago. The claim was denied according to a notification dated September 6, 2007. In virtue of that, the Company filed an appeal, which is currently pending resolution.

10)	On January 25, 2006, the Health SEREMI commenced a sanitary proceeding with regard to a fatal accident in January 2006 involving an employee of a contractor working in the Valdivia project, but no charges have been presented against Arauco. As a result of the event, the Public Ministry of San José de la Mariquina is conducting an investigation, which is still pending. It is management’s opinion, based on reports of the legal counsel, that the evidence linked to the investigation does not attribute responsibility of the Corporation or their officers for the events occurred.

11)	As a result of a complaint regarding odors perceived by some citizens of the city of Valdivia on May 19, 2007, the Sanitary Authority initiated a sanitary investigation against the Valdivia Plant. Arauco presented their responses dated May 28, 2007 and the matter is pending final resolution.

B)	Arauco is subject to the following legal actions and proceedings affecting its Arauco Plant:

1)	On August 23, 2004, Arauco’s Department of Health Services began a sanitation investigation based on the nuisance caused by a turpentine spill at the Arauco Plant. Through a Resolution dated November 8, 2004, Arauco’s Department of Health Services resolved to fine the Company 1,000 UTM (U.S.$68 thousand at December 31, 2007).

This Resolution was judicially appealed on November 17, 2004 before the Court of Lebu, and is currently pending resolution.

C)	Arauco is subject to the following legal actions and proceedings affecting its Nueva Aldea Forestry Industrial Complex:

1)	On April 8, 2005, several appeal claims were filed against the Resolution on Environmental Qualification of the Project of New Works and Updates of the Nueva Aldea Forestry Industrial Complex, which had been approved on March 10, 2005. The aforementioned appeals were filed by individuals who participated in the development of the Study on Environmental Impact, with the participation of citizens. On May 4 and May 31, 2005, respectively, the Company and the Regional Environmental Commission of the Eighth Region informed the public about the appeals, which are currently in progress.

We consider that the Resolution on Environmental Qualification is sufficiently funded and adjusted to current law. In management’s opinion, based on reports of the legal counsel, such appeals should be rejected.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

2)	On December 15, 2005, the Health SEREMI commenced a sanitary proceeding with regard to an accident involving the exposure of three employees of Echeverría Izquierdo Montajes Industriales, S.A., while handling the equipment owned by a subcontractor of Echeverría Izquierdo Montajes Industriales, S.A. The Company was required to appear in the proceeding and submitted all required paperwork. Through Resolution 2810, dated June 29, 2006, the SEREMI resolved to sanction various companies, including Arauco, which the SEREMI fined 300 UTM (US$21 thousand at December 31, 2007). Arauco subsequently presented an appeal to the sanction before the court of Concepción. The proceeding is currently in progress.

3)	At the end of March 2006, several appeal claims were presented against the Resolution on Environmental Qualification of the Project of New Works and Updates of the Nueva Aldea Forestry Industrial Complex, which were approved on February 20, 2006. The appeals were filed by individuals who participated in the development of the Environmental Impact Study, with the participation of other Chilean citizens. On May 31, 2006, the Company informed the Executive Committee of the CONAMA about the appeals. The proceedings are currently in progress.

We consider that the Resolution on Environmental Qualification is sufficiently funded and adjusted to current law. In management’s opinion, based on reports of the legal counsel, such appeals should be rejected.

4)	On December 27, 2006, a dispute was presented by relatives of Mr. Pablo Reyes Cerda, a former employee of a contracting company of the Nueva Aldea Forestry Industrial Complex, who died on November 24, 2006, relating to his alleged homicide. The State Prosecutor of Quirihue is carrying out the investigation. In the opinion of the management, based on the reports of its legal counsel, the evidence in the investigation does not credit responsibility to the Company for these matters.

5)	In October of 2006, Mr. Héctor Manuel Rabanal Baeza filed charges with the corresponding Prosecutor for damages to private property. The complaint alleges damages were caused by operations of the Pulp Plant of the Forestry Industrial Complex of Nueva Aldea. The corresponding Prosecutor is carrying out the investigation. In the opinion of the management, based on the reports of its legal counsel, the evidence in the investigation does not credit responsibility to the Company for these matters.

6)	According to the Inspection Records dated June 11, 2007, the Sanitary Authority requested that a Company representative present the files previously mentioned referring to an alleged event of odors occurring on the same date. The proceeding is currently ongoing.

7)	On March 9, 2007, Mr. Andrés Cáceres Lorca, in representation of don Eduardo Alberto Schwencke Balde and of the Hydro Power Company, submitted a claim for an alleged usurpation of the right to explore underground waters. The State Prosecutor of Quirihue is conducting the investigation. In the opinion of the management, based on the reports of its legal counsel, the evidence in the investigation does not credit responsibility to the Company for these matters.

8)	As of December 20, 2007, the Company has been notified of nine similar complaints. Eight complaints are directed against Echeverría Izquierdo Montajes Industriales S.A., as employer and against Celulosa Arauco and Constitución S.A., as the responsible subsidiary, and also directly against Arauco. The other complaint is directed against Mr. Leonel Enrique Espinoza Canales as employer and against Celulosa Arauco and Constitución S.A., as responsible subsidiary, and directly against Arauco.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The complaints requests that all the plaintiffs (72 plaintiffs in total) be indemnified for the damages that they allegedly suffered as a result of the event which took place in December of 2005, referenced in item C.2 above.

Notified of said complaints, the Company opposed on the basis of lack of jurisdiction, and answered the principal complaints, claiming that they are invalid for failure to state a claim. Also, the Company responded to the secondary complaints directly against the Company, requesting them to be rejected for lacking any merit. The matter is currently proceeding.

9)	On January 29, 2008, the Company received notice of another complaint by a former employee, Fernando Vargas Llanos, requesting indemnification for damages for alleged damages suffered in virtue of the event that took place in December 2005, referred in item C.2 above. The complaint is directed against his former employer Inspección Técnica y Control de Calidad Limitada (ITC), the construction company Echeverría Izquierdo Montajes Industriales S.A. and Celulosa Arauco y Constitución S.A.

The complaint requests that Mr. Vargas be indemnified for the damages that he allegedly suffered as a result of the events that took place on December 2005, referenced in item C.2 above.

Notified of said complaint, the Company opposed on the basis of lack of jurisdiction, and answered the complaint claiming that they are invalid for failure to state a claim. The matter is currently proceeding.

10)	On June 9, 2008, the Company was notified of a complaint brought by Mr. Ramon Patricio Valverde Prats, in representation of Mr. Juan Carlos Rozas Alvarado, against Echeverría Izquierdo Montajes Industriales S.A., Mr. Rozas’s former employer, and the Company.

The complaint requests that Mr. Rozas be indemnified for the damages that he allegedly suffered as a result of the events that took place on December 2005, referenced in item C.2 above.

The Company is currently within the time period allowed to respond to the complaint.

D)	Arauco is subject to the following legal actions and proceedings affecting its Constitución Plant:

1)	On January 24, 2006, the Company was notified of a claim for an injunction brought by Alvaro Santa María Prieto and Alejandro Lagos Letelier in the Court of Constitucion, seeking to modify the Company’s activities in the area with respect to air quality control guidelines. In the opinion of the management, based on the reports of its legal counsel and the factual information available to us, this complaint lacks merit.

2)	Through Inspection Act No. 1118, dated June 6, 2008, a representative of the Company was requested to make an appearance before the Sanitary Authority regarding a sanitary proceeding involving the delivery by the Company of reports related to TRS gases.

On June 17, 2008, the Company presented its responses and the matter is pending resolution.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

E)	Celulosa Arauco y Constitución S.A. has the following legal actions and proceedings affecting its Licancel Plant:

1)	Dated June 16, 2007, a Recourse of Protection against the Company was submitted before the Appeals Court of Talca by Mrs. Ana María Lepe Céspedes, acting as President of the Community Organization Participa on behalf of Juan Poblete and other natural individuals (file number 789-07), regarding the spill of the Licancel Pulp Plant to the Mataquito River on June 5th, 2007.

Another appeal presented by Ms. Ana María Lepe Céspedes was added to the referenced claim, also in her capacity as President of the Community Organization Participa and on behalf of the same persons. The claim was presented as a result of the duct breakage of which the claimant was informed of on June 19, the date of the spillage into the Mataquito River.

2)	By the Inspection Act No. 3851 dated June 5, 2007 the Sanitary Authority of the Maule Region initiated a Sanitary Indictment regarding the death of fish in the Mataquito River detected on June 5, 2007 that was attributed to spilling of industrial liquids from the Licancel Pulp Plant. The Company presented its responses at the Licantén Office of the Health SEREMI of the Maule Region dated June 12, 2007. On December 5, 2007, through Exempt Resolution No. 7292, the above-mentioned proceeding was concluded without any sanctions issued against the Company under such resolution.

3)	The Sanitary Indictment (Rit 489-2007) initiated by the Sanitary Authority, according to the Inspection Act number 1150 of June 18, 2007 was initiated regarding leaking of industrial liquid on the ground and the draining to the Lourdes Channel and the Mataquito River, the creation of chip movement in the collection area and movement of these to such patio since it would result in an infraction to the current operational prohibitions.

Responses were presented on June 22, 2007, date of the citation, and date on which investigations were also conducted resulting in the need for new factual declarations.

Through a resolution dated August 20, 2007, the Company was fined 2,000 UTM (U.S.$136 thousand at December 31, 2007). The Company presented an appeal to the same authority, which was rejected on October 11, 2007. The resolution to the Sanitary Authority was the subject of a claim presented to the 4th Civil Court of Talca, dated October 31, 2007, which is still pending.

4)	Sanitary Indictment (Rit No. 535-2007) initiated by the Sanitary Authority, according to the Inspection Act No. 1153 dated June 21, 2007, regarding the functioning of a Black Liquor (Licor Negro) pool that would infringe the current operational prohibitions, disposing the immediate detention of the process and if necessary, the withdrawal and moving of the product, preventing any effect on the community, environment or workers health. The Company presented its responses but on July 13, 2007 the Health SEREMI imposed a fine for 1000 UTM (US$68 thousand at December 31, 2007) and kept the functioning prohibition for a total of 60 business days until they obtain a favorable report from the Sanitary Authority. On July 20, 2007 Arauco presented a reposition recourse to the Health SEREMI of the Maule Region with the purpose of leaving the July 13 resolution without effect, which was denied on September 28, 2007. A judicial claim was filed on October 1, 2007, and the matter is currently pending resolution before the 1st Civil Court of Talca, case No. 3471-2007. In any case, the Health SEREMI of the Maule Region lifted the functioning ban (Resolution No. 6860 dated October 22, 2007).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

5)	Pursuant to Resolution N° 1828 dated June 13, 2007, the Sanitary Services Superintendent initiated an administrative sanctioning process against the Company regarding the surpassing of the maximum levels allowed for the pH parameters and suspended solids. The Company presented its responses within the time established in the resolution, which was June 25, 2007.

Pursuant to a resolution dated June 26, 2007 the Sanitary Services Superintendent resolved to amplify the charges included in resolution 1828.

Arauco presented its respective responses dated as of July 17, 2007. However, by Resolution N° 2589 of August 28, 2007, the Sanitary Services Superintendent sanctioned the Company with a fine of 100 UTA (US$83 thousand as of December 31, 2007) for not following the applicable emission norms and with a fine of 1,000 UTA (US$826 thousand as of December 31, 2007) for risking the health of the population. This last sanctioned was appealed before the Court of Santiago and the matter is currently still pending resolution.

6)	The Public Ministry initiated an investigation related to the death of fish above-mentioned, to which complaints presented by both public and private entities were accumulated. The investigation is being led by part of the prosecutor’s office of Licanten (Ruc 0700427552-1).

7)	According to the Inspection Act Nº 1155, dated July 10, 2007, the black liquor pool had been functioning; however, the movement of trucks with pieces of pine during the loading and unloading process would have been observed, and the presence of loaded trucks in the sector west of the aviation field would have also been observed. Pursuant to this, the Company was requested to present their responses regarding the sanitary indictment, which was done on July 20, 2007. The matter is still pending.

8)	On September 7, 2007, the State Defense Council presented a complaint against the Company for reparations of environmental damages and indemnifications of damages to the Fourth Civil Tribunal of Talca (Rol 322-2007). After the Company was notified, the parties agreed to suspend the proceeding for ninety business days, which was approved by the tribunal on December 21, 2007. On May 16, 2008, the suspension was lifted and the matter is currently pending resolution.

9)	On April 8, 2008 through Resolution Nº 1340, the Superintendence of Sanitary Services initiated an administrative proceeding against the Company regarding lack of compliance with the conditions imposed by the Environmental Qualification Resolution Nº308 of 2006, specifically items 4.1 and 10, allowing the Company ten days to refute the charges in the resolution.

On April 23, 2008, the Company formulated the evidence to refute the charges and requested the establishment of a probation period. The matter is currently pending resolution.

10)	Through Inspection Act No. 1160, dated August 3, 2007, a representative of the Company was requested to make an appearance before the Sanitary Authority regarding a sanitary proceeding involving the Company’s procedure for transporting dangerous waste.

On August 16, 2007, the Company presented its responses and the matter is pending resolution.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Other contingencies

a)	The Electricity and Fuel Superintendent imposed sanctions on Arauco’s subsidiary Arauco Generación S.A. for alleged deficiencies in the Central Interconnected System. Arauco Generación S.A. is appealing these sanctions in the Court of Justice and with the Superintendent, and the matter is currently pending resolution. The amounts of the fines in question amounted to Ch$50,186 thousand (U.S.$101 thousand at December 31, 2007), and have been recorded in the consolidated financial statements.

b)	On October 8, 2007 the Administracion Federal de Ingresos Públicos (“AFIP”) notified the subsidiary Alto Paraná S.A. of the commencement of an administrative process (“court-initiated proceedings”). In this process, the AFIT is investigating the deductibility to the Income Tax, certain expenses, interests and exchange gains or losses generated by Private Negotiable Obligations that were issued by the Company in 2001 and precanceled in 2007 for a sum of U.S.$250 million.

On December 14, 2007, the AFIP notified Alto Paraná S.A. that it rejected the subsidiary’s position and proceeded to demand the income, within fifteen business days, of the calculated differences in the Income Taxes for the financial years 2002, 2003 and 2004 for the sum of US$ 53,052 thousand in principal and the rest as back interest and penalty fines.

Based on the opinion of the legal counsel and according to the analysis and evaluation of the grounds of the claim, of the applicable norm and the existing judicial precedents, the Company considers that there are solid grounds that credit the legitimacy of it going forward in the determination of its tributary charge, and expects, though it cannot provide any assurances, that the fiscal claim shall be revoked by the jurisdictional court. For such reasons we have not included a provision for this concept.

As of December 31, 2007, the Company was not involved in any other court proceedings or any other legal actions that could significantly affect its financial, economic or operational conditions.

Guarantees

The Company has guaranteed the debt of one of its subsidiaries, Alto Paraná S.A. At December 31, 2007, the outstanding principal amount of the guaranteed debt totaled U.S.$270 million. This guarantee would require payment by the Company in the event of default by Alto Paraná S.A. The guarantee coincides with the terms of the note and expires in 2017. Arauco has no other material guarantees.

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

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Arauco entered into various projects related to the improvement of, or investment in, product processes designed to protect the environment during the year ended December 31, 2007.

Arauco entered into a project to reduce gases and steam which are a by-product of the mill production process. Arauco has incurred costs of U.S.$89.9 million during 2007 (U.S.$66.5 million during 2006) and Arauco expects to incur an additional U.S.$61.5 million on this project.

The Company entered into a project to improve the evacuation of water and effluent treatment of the Paneles mill. The Company has incurred costs of U.S.$3.6 million in 2007 (U.S.$3.4 million during 2006) and expects to incur an additional U.S.$0.8 million.

The Company’s subsidiaries Forestal Celco S.A., Forestal Cholguán S.A., Bosques Arauco S.A. and Forestal Valdivia S.A. are implementing an environmental system regulated under a certification process pursuant to ISO 14.001. During 2007, these subsidiaries incurred U.S.$537 thousand in relation to this project (U.S.$345 thousand in 2006) and expect to incur an additional U.S.$380 thousand.

Covenants

The Company’s long-term borrowings require compliance with certain financial restrictions (see note 8). Non-compliance could result in these debts becoming fully payable upon demand. Arauco was in compliance with all financial covenants at December 31, 2007.

An agreement of Wood Supply and Future Land Purchases entered into by Celulosa Arauco y Constitución S.A. and a contract of Forestry Administration entered into by certain of Arauco’s forestry subsidiaries, both with Fondo de Inversión Bío Bío, pursuant to which Arauco is subject to the following minimum financial restrictions. Failure to meet these restrictions could result in the purchase in advance of future obligations.

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

	Year ended December 31, 2007
	(ThU.S.$)
	Pulp	Forestry	Wood Products	Plywood and fiberboards panels	Others	Eliminations of intercompany sales and corporate assets	Consolidated
Sales to unaffiliated customers	1,729,627	83,889	770,062	854,293	138,848	—	3,576,719
Inter-segment sales	8,000	616,339	248,432	333,476	318,761	(1,525,008)	—

Total sales revenue	1,737,627	700,228	1,018,494	1,187,769	457,609	(1,525,008)	3,576,719

Operating income	588,020	69,257	91,546	192,773	6,226	—	947,822

Identifiable assets as of December 31, 2007	3,440,618	2,988,594	441,176	496,125	45,017	288,846	7,700,376

	Year ended December 31, 2006
	(ThU.S.$)
	Pulp	Forestry	Wood Products	Plywood and fiberboards panels	Others	Eliminations of intercompany sales and corporate assets	Consolidated
Sales to unaffiliated customers	1,257,773	83,452	726,198	721,164	61,425	—	2,850,012
Inter-segment sales	11,339	514,253	320,400	381,603	179,861	(1,407,456)	—

Total sales revenue	1,269,112	597,705	1,046,598	1,102,767	241,286	(1,407,456)	2,850,012

Operating income	411,479	104,135	114,143	174,188	3,814	—	807,759

Identifiable assets as of December 31, 2006	3,508,909	2,347,265	466,387	452,746	35,976	257,669	7,068,952

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Year ended December 31, 2005
	(ThU.S.$)
	Pulp	Forestry	Wood Products	Plywood and fiberboards panels	Others	Eliminations of intercompany sales and corporate assets	Consolidated
Sales to unaffiliated customers	991,157	79,510	649,339	588,260	65,641	—	2,373,907
Inter-segment sales	7,114	497,117	306,677	296,612	96,060	(1,203,580)	—

Total sales revenue	998, 271	576,627	956,016	884,872	161,701	(1,203,580)	2,373,907

Operating income	278,717	130,684	92,338	136,634	(3,434)	—	634,939

Identifiable assets as of December 31, 2005	2,985,769	1,886,874	388,205	421,937	24,443	406,791	6,114,019

Arauco’s sales revenue and property, plant, equipment and forests, detailed by country, were as follows:

	Year ended December 31, 2007
	(ThU.S.$)
Country	Sales Revenue (*)	Property, plant, equipment and forest
Chile	2,934,149	4,432,861
Argentina	418,193	758,398
Brazil	224,377	612,728

Total	3,576,719	5,803,987

	Year ended December 31, 2006
	(ThU.S.$)
Country	Sales Revenue (*)	Property, plant, equipment and forest
Chile	2,298,888	4,456,728
Argentina	352,292	681,837
Brazil	198,832	325,109

Total	2,850,012	5,463,674

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Year ended December 31, 2005
	(ThU.S.$)
Country	Sales Revenue (*)	Property, plant, equipment and forest
Chile	1,947,081	3,656,129
Argentina	284,234	699,773
Brazil	142,592	281,901

Total	2,373,907	4,637,803

(*)	Sales revenues are attributed to countries based on the location of the sales office where the sale was recorded.

Depreciation expense for Arauco’s segments was summarized as follows:

	Year ended December 31,
	2007	2006	2005
	(ThU.S.$)
Industry
Pulp	170,315	124,870	115,858
Forestry	5,945	5,656	5,119
Wood products	21,002	21,293	19,145
Plywood and fiberboards panels	36,942	32,045	26,993
Other	6,095	3,131	3,176

Total depreciation	240,299	186,995	170,291

Capital expenditures for Arauco’s segments were summarized as follows:

	Year ended December 31,
	2007	2006	2005
	(ThU.S.$)
Industry
Pulp	144,355	352,311	419,899
Forestry	229,459	652,159	145,503
Wood products	13,165	34,486	10,653
Plywood and fiberboards panels	61,487	43,586	39,440
Other	14,371	7,908	2,842

Total capital expenditures	462,837	1,090,450	618,337

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Accounts payable for the acquisitions of property, plant and equipment and forest was U.S.$1.0 million, U.S.$(3.9) million, and U.S.$(13.1) million for the years ended December 31, 2007, 2006 and 2005, respectively.

Arauco’s export sales detailed by major geographic area were as follows:

	Year ended December 31,
	2007	2006	2005
	(ThU.S.$)
North America	673,256	702,836	631,487
Central and South America	263,987	201,619	129,832
Asia	1,160,594	730,098	595,802
Europe	568,455	420,158	357,030
Other	82,072	142,922	142,448

Total export sales	2,748,364	2,197,633	1,856,599

Export sales as a percentage of total sales revenue	76.84%	77.12%	78.21%

NOTE 14 - SUBSEQUENT EVENTS

No events have occurred since December 31, 2007 and up to the issue of these financial statements that may affect significantly the financial situation of the Company.