Form 20-F
period 2008-12-31
ARAUCO & CONSTITUTION PULP INC
filed 2009-06-26
CIK 1004156

As filed with the Securities and Exchange Commission on June 26, 2009

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR

15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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
5.625% Notes due 2015
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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this Chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    N/A

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer  ☐    Accelerated filer  ☐    Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statement included in this filing:

U.S. GAAP  ☒    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐    Other  ☐

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

Unless otherwise specified, all references to “$”, “U.S.$”, “U.S. dollars” or “dollars” are to United States dollars; references to “Chilean pesos” or “Ch$” are to Chilean pesos; references to “Argentine pesos” or “Ar$” are to Argentine pesos; references to “Brazilian reals” or “R$” are to Brazilian reals; references to “€” or “euro” are to the euro, the single European currency established pursuant to the European Economic and Monetary Union; and references to “UF” are to Unidades de Fomento. The UF is a unit of account that is linked to, and adjusted daily to reflect changes in, the Chilean consumer price index reported by the Chilean National Institute of Statistics (Instituto Nacional de Estadísticas). At December 31, 2008, one UF equaled U.S.$33.71 and Ch$21,452.57.

Item 18 of this annual report includes our audited consolidated financial statements as of December 31, 2007 and 2008 and for the years ended December 31, 2006, 2007 and 2008, including the notes thereto, which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

In accordance with the regulations of the Superintendencia de Valores y Seguros, or “SVS”, Chilean companies will be required to prepare financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the International Accounting Standards Board (IASB) over a three-year period commencing in 2009. Certain companies registered in the Securities Registry of the SVS, such as Arauco, were required to begin reporting in accordance with IFRS from January 1, 2009. Beginning with our quarterly report for the quarter ended March 31, 2009, we have published our consolidated financial statements in accordance with IFRS.

For your convenience, we have included translations of certain amounts into dollars at a specified rate. Unless otherwise indicated, the U.S. dollar equivalent for information in Chilean pesos is based on the observed exchange rate (dólar observado) reported by the Central Bank of Chile (Banco Central de Chile), which we refer to as the Central Bank, for December 31, 2008, which was Ch$636.45 to U.S.$1.00. The observed exchange rate is, for any date, the average exchange rate at which transactions are actually carried out in the Formal Exchange Market (Mercado Cambiario Formal) on the previous day, as certified by the Central Bank on the following business day. You should not construe these translations as representations that the Chilean peso amounts actually represent such dollar amounts or could be converted into dollars at the rates indicated or at any other rate. On June 22, 2009, the observed exchange rate was Ch$534.42 to U.S.$1.00. For information regarding historical rates of exchange in Chile from January 1, 2004 see “Item 3. Key Information—Exchange Rates.”

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

SELECTED FINANCIAL DATA

The selected financial information presented below is prepared in accordance with U.S. GAAP as of and for the years ended December 31, 2004, 2005, 2006, 2007 and 2008. The selected U.S. GAAP financial information should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, prepared in accordance with U.S. GAAP, included in Item 18.

The selected U.S. GAAP financial information as of December 31, 2007 and 2008 and for the years ended December 31, 2006, 2007 and 2008 is derived from our audited consolidated financial statements provided in Item 18.

For all periods, the financial data in the following table are expressed in U.S. dollars, the currency in which we publish our audited consolidated financial statements.

	As of and for the year ended December 31,
	2004		2005		2006		2007		2008
	(in thousands of U.S.$, except ratios and per share data)
Income Statement Data
Net sales	U.S.$	2,075,052	U.S.$	2,373,907	U.S.$	2,850,012	U.S.$	3,576,719	U.S.$	3,693,970
Cost of sales, exclusive of depreciation		(1,041,590)		(1,388,322)		(1,626,038)		(2,108,730)		(2,436,866)
Depreciation		(141,329)		(170,291)		(186,995)		(240,299)		(224,397)
Selling and administrative expenses		(124,784)		(180,355)		(229,220)		(279,868)		(297,295)
Impairment of fixed assets		—		—		—		—		(65,378)

Income from operations		767,349		634,939		807,759		947,822		670,034
Interest income		25,431		34,487		40,899		47,735		31,284
Other income gains (losses)		(4,990)		(2,225)		(344)		10,820		21,395
Foreign exchange (losses) gains		16,227		(6,249)		10,510		(1,942)		(93,982)
Interest expenses		(78,109)		(109,886)		(82,460)		(136,595)		(118,066)
Income before taxes, minority interest and equity from earnings of unconsolidated affiliates

		725,908		551,066		776,364		867,840		510,665
Provision for income taxes		(139,899)		(113,328)		(161,958)		(178,924)		(111,998)
Minority interest in consolidated subsidiaries		(321)		(72)		100		(1,079)		(7,680)
Equity in earnings of unconsolidated affiliates		6,473		6,682		7,926		9,520		6,718

Net income		592,161		444,348		622,432		697,357		397,705
Dividends paid		175,387		207,724		194,691		284,343		300,663

(table continues on following page)

	As of and for the year ended December 31,
	2004	2005	2006	2007	2008
	(in thousands of U.S.$, except ratios and per share data)
Balance Sheet Data(1)
Property, plant and equipment (less forests), net	2,524,428	3,087,900	3,447,037	3,562,250	3,519,961
Forests	1,412,488	1,549,903	2,016,637	2,241,737	2,188,739
Total assets	5,273,866	6,114,019	7,068,952	7,700,376	7,600,871
Total long-term liabilities	1,919,979	2,434,810	2,501,850	2,838,585	2,743,603
Total shareholders’ equity	2,787,267	3,090,118	3,430,559	3,840,349	3,933,301

Other Financial Data
Capital expenditures (2)	757,320	618,337	1,090,450	462,837	451,863
Depreciation	141,329	170,291	186,995	240,299	224,397
Number of shares	113,152,446	113,152,446	113,152,446	113,152,446	113,152,446
Net income per share	5.23	3.93	5.50	6.16	3.51
Dividends per share (in US$)	1.55	1.84	1.72	2.51	2.66
Dividends per share (in Ch$)(3)	1,098.9	1,128.9	957.4	1,329.1	1,671.64

Cash Flow Data
Total operating cash flow	720,069	691,165	866,847	964,914	705,287
Total cash flow arising from financing activities	(127,636)	115,661	71,871	(217,053)	(362,772)
Total cash flow arising from investment activities	(595,225)	(805,351)	(942,496)	(732,534)	(361,357)

(1)	In 2006, we adopted the SEC Staff Accounting Bulletin No. 108 with respect to quantifying misstatements in financial statements. See Note 1(u) to our audited consolidated financial statements.
(2)	Accrued for the period. Capital expenditures do not include acquisitions of other companies. See Note 13 to our audited consolidated financial statements.
(3)	In constant Chilean pesos as of December 31 of each year presented.

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

	Daily Observed Exchange Rate
Year Ended December 31,	High	Low	Average(1)	Period- End
	Ch$ per U.S.$
2004	649.45	557.40	611.11	557.40
2005	592.75	509.70	558.06	512.50
2006	549.63	511.44	529.64	532.39
2007	548.67	493.14	521.06	496.89
2008	676.75	431.22	521.79	636.45

2008
December	674.83	625.59	649.32	636.45

2009
January	643.87	610.09	623.01	617.10
February	623.87	583.32	606.00	599.04
March	614.85	572.39	592.93	583.26
April	601.04	575.12	583.18	580.10
May	573.55	558.95	565.72	560.58

Source: Central Bank of Chile

(1)	For each year, the average of the month-end exchange rates for the relevant year. For each month, the average daily exchange rate for the relevant month.

On June 22, 2009, the observed exchange rate was Ch$534.42 to U.S.$1.00.

RISK FACTORS

We are subject to various changing economic, political, social and competitive conditions, particularly in our principal markets. Any of the following risks, if they actually occur, could materially and adversely affect our business, results of operations, prospects and financial condition.

Risks Relating to Arauco and the Forestry Industry

Environmental concerns led us to temporarily suspend our operations at the Valdivia Mill in 2005, which adversely affected, and in the future may continue to adversely affect, our business, financial condition and results of operations

Our operations at the Valdivia Mill, an industrial development in the Province of Valdivia in the Fourteenth Region of Chile (which was previously part of the Tenth Region of Chile), have been subject to continued environmental scrutiny by Chilean environmental regulators and the Chilean public since the mill began its operations in 2004. A variety of concerns and claims have been raised regarding potential environmental impacts in the area. Primarily, it has been alleged that the mill’s operations impacted the nearby Carlos Anwandter Nature Sanctuary and contributed to the migration and death of black-neck swans living in the area. In connection with an environmental administrative proceeding, environmental regulators required us to temporarily suspend operations at the Valdivia Mill for approximately one month in January 2005. We resumed operations at the mill on February 18, 2005.

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

In June 2007, we submitted to the COREMA of the Tenth Region of Chile an environmental impact study for the implementation of substantial technological improvements on the quality of the effluents generated by the Valdivia Mill. On June 30, 2008, the COREMA approved that environmental impact study. However, the approval was subject to certain conditions that, in the opinion of Arauco, affected the feasibility of the project. For such reason, Arauco filed an appeal (recurso de reclamación) before the Directive Council (Consejo Directivo) of the Environmental National Commission (Comisión Nacional del Medio Ambiente), or CONAMA, challenging the conditions. As of the date of this annual report, we have not been notified of the resolution of that appeal.

On February 19, 2009, we submitted to the COREMA of the Fourteenth Region of Chile an environmental impact study for the construction of a pipeline to discharge the Valdivia Mill’s wastewater in the Pacific Ocean near Punta Maiquillahue, that is, in a body of water other than the Cruces River, the Carlos Anwandter Nature Sanctuary or their sources. We expect that the construction and operation of this pipeline will commence no later than 15 months from the date in which the COREMA finally and definitely approves the environmental impact study in its final form. The COREMA also appointed a consulting firm to analyze and prepare a report on different feasible alternatives for discharge of the Valdivia Mill effluents. In August 2008, the consulting firm identified certain locations as suitable alternatives for discharging the effluents, one of which is the alternative we proposed in our environmental impact study.

Approval by the COREMA of our environmental impact studies regarding the pipeline and the improvement of the quality of the effluents, and the construction and operation of the pipeline are each subject to many environmental, regulatory, engineering and political uncertainties. As a result, we cannot provide any assurances that the projects will be approved or completed. If either our environmental study about the pipeline is rejected, or the installation of the pipeline is delayed for reasons attributable to us, we may face sanctions that include warnings, fines or the revocation of the Valdivia Mill’s environmental permit for operation. Alternatively, if any rejection or delays are attributable to reasons beyond our control, we believe that COREMA should extend the applicable deadlines. However, we can provide no assurances that any deadline extensions would be granted, even if we comply with all the requirements that may be set forth by COREMA. See “Item 4. Information on the Company—Description of Business—Pulp—Pulp mills—Chile—Valdivia Mill” and “Item 8. Financial Information—Legal Proceedings.”

Environmental concerns led us to suspend our operations at the Licancel Mill, which adversely affected our business, financial condition and results of operations

Since June 2007, our operations at the Licancel Mill, a pulp mill located in the Seventh Region of Chile, have been subject to environmental scrutiny by Chilean environmental regulators and the public. In June 2007, in connection with the death of fish in the Mataquito River, approximately 15 kilometers downstream of the mill, we decided to voluntarily suspend activities in the Licancel Mill as a preventive measure. In addition, Chilean authorities, including the health authorities and the Superintendencia de Servicios Sanitarios (Sanitary Services Superintendency), required that we suspend activities at the Licancel Mill and that we suspend any further discharges into the river. We also commenced independent investigations relating to the cause of the death of the fish. On June 18, 2007, as a result of a pipe leakage in the water treatment system currently in place at the Licancel Mill, an estimated 50 cubic meters of effluents reached the Mataquito River. On that same date, we decided to close the mill indefinitely and informed the Sanitary Services Superintendency of the incident. On October 3, 2007, we requested to the health authority (Autoridad Sanitaria) of the Seventh Region of Chile that it remove the suspension of activities at the Licancel Mill. On October 22, 2007, the health authority of the Seventh Region of Chile removed the suspension and imposed certain conditions relating to our activities in the mill consisting primarily of the implementation of certain emergency detection and control programs and systems, with which we have complied. Furthermore, on November 12, 2007 the Sanitary Services Superintendency removed the suspension regarding the release of discharges by the Licancel Mill. The mill resumed operations during January 2008.

We estimate that the suspension of operations at the Licancel Mill resulted in a loss of profits of approximately U.S.$24 million in the aggregate. The proceedings and the related sanctions are included in detail in Note 12 to our audited consolidated financial statements. Several administrative and judicial proceedings have been commenced regarding the events at the Licancel Mill and the death of fish at the Mataquito River. In 2008, we invested U.S.$8 million in a new effluent treatment system to improve our production process. However, we can offer no assurance that the Licancel Mill will be able to operate without further interruptions. Any future suspension of operations at the Licancel Mill may adversely affect our business, financial condition and results of operations. See “Item 8. Financial Information—Legal Proceedings” and “Item 4. Information on the Company—Description of Business—Pulp—Pulp mills—Chile—Licancel Mill.”

We are subject to legal proceedings related to our mills, which could adversely affect our business, financial condition and results of operations

On April 27, 2005, the National Defense Council (Consejo de Defensa del Estado), the Chilean national agency that institutes legal proceedings on behalf of the Chilean government, instituted a civil lawsuit seeking reparations, damages and indemnification from us for environmental harm allegedly caused by the Valdivia Mill. Furthermore, on September 7, 2007, the National Defense Council instituted a civil lawsuit seeking reparations, damages and indemnification from us for environmental harm allegedly caused by the Licancel Mill. If the results of these lawsuits are unfavorable to us, we may be required to invest funds or take other action to repair any environmental harm a court determines we have caused, which could materially and adversely affect our business, financial condition and results of operations. We cannot predict the outcome or impact of these lawsuits or when they may be resolved. See “Item 8. Financial Information—Legal Proceedings.”

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

Fluctuations in market price for our products could adversely affect our financial condition and results of operations

Prices for pulp, forestry and wood products can fluctuate significantly. The average price, on an annual basis, for Norscan bleached softwood kraft market pulp (pulp produced in Canada and Northern Europe sold to manufacturers of paper products delivered in Northern Europe, or NBSK), which is the benchmark for softwood bleached pulp, ranged from U.S.$618.12 per metric ton in 2004 to U.S.$798.15 per metric ton in 2007. In 2008, the price of NBSK ranged from a minimum of U.S.$641.51 per metric ton to a maximum of U.S.$906.84 per metric ton. During the first quarter of 2009, the price of NBSK ranged from a minimum of U.S.$577.09 per metric ton to a maximum of U.S.$623.97 per metric ton. At June 23, 2009 the price of NBSK was U.S.$ 613.52 per metric ton. Our business, financial condition and results of operations could be materially and adversely affected if the price of pulp or other forestry products were to decline significantly from current levels. The prices that we are able to obtain for pulp products and, to a lesser extent, other forestry products depend on the following:

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

Global economic developments, and particularly economic developments in the U.S. economy, could adversely affect our business and results of operations

The decrease in demand of sawn timber products due primarily to the credit crisis and the continued downturn in the real estate market in the United States resulted in our decision to close four sawmills in 2008. As a result, in 2008 we recorded a pre-tax impairment charge totaling U.S.$32.9 million, relating to the closure of our sawmills. Additionally, during 2008 and as a result of the impact that the credit crisis had on the Brazilian market and the reduction of the quantities to be produced by the Curitiba fiberboard panels plant, we decided to conduct an impairment analysis pursuant to which we recorded in 2008 a pre-tax impairment charge of U.S.$32.5 million to reduce the carrying value of this plant to the estimated sales price minus selling costs. See Note 14 to our audited consolidated financial statements.

Export sales to the United States market accounted for approximately 14.0% of our sales revenues in 2008 as compared to 12.0% in 2007 and 14.1% in 2006. In addition, we placed a significant quantity of our sawn timber products in other markets, especially Asia and the Middle East, in order to avoid additional staffing adjustments in the facilities and to mitigate the economic impact of these events in our sawn timber division. Our business, financial condition and results of operations could be materially and adversely affected if the economic conditions in the United States and abroad continue to deteriorate, and if we are unable to re-allocate our sawn timber products to other markets on equally beneficial terms, which could require us to recognize additional impairment charges.

We depend on free international trade as well as economic and other conditions in our principal export markets

In 2008, export sales, defined as sales out of the country where our goods were produced, accounted for approximately 76.07% of our total sales revenues. During this period, 42.35% of our export sales were to customers in Asia, 22.23% to customers in North America, 20.46% to customers in Europe, 11.26% to customers in Central and South America and 3.7% to customers in other countries. As a result, our results of operations depend, to a significant degree, on economic, political and regulatory conditions in our principal export markets. Our ability to compete effectively in our export markets could be materially and adversely affected by a number of factors beyond our control, including deterioration in macroeconomic conditions, exchange rate volatility, government subsidies, and the imposition of increased tariffs or other trade barriers. If our ability to sell our products competitively in one or more of our principal export markets were impaired by any of these developments, it might be difficult to re-allocate our products to other markets on equally favorable terms and our business, financial condition and results of operations might be adversely affected.

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

Risks Relating to Chile

Chilean political and economic conditions directly impact our business and the market price of our securities

At December 31, 2008, 78.4% of our property, plant and equipment and forest assets were located in Chile, and in 2008, approximately 80.0% of our net sales were attributable to our Chilean operations. Accordingly, our business, financial condition and results of operations depend, to a considerable extent, upon economic conditions in Chile. Future developments in the Chilean economy could adversely affect our financial condition or results of operations and may impair our ability to proceed with our strategic plan of business. In addition, such developments may impact the market price of our securities.

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

Chile’s rates of inflation, which were 7.8% in 2007 and 7.1% in 2008, as measured by changes in the Chilean consumer price index, may adversely affect our operations and financial condition and the market price of our securities.

Risks Relating to Argentina

The economic conditions in Argentina may adversely affect our financial condition and results of operations

At December 31, 2008, approximately 13.4% of our property, plant and equipment and forest assets were located in Argentina, and in 2008, approximately 12.6% of our net sales were attributable to our Argentine operations. On October 31, 2005, through our subsidiary Industrias Forestales S.A., we acquired from Louis Dreyfus S.A.S. 100% of the stock of Ecoboard S.A.I.F. and Ecoresin S.A. (formerly Louis Dreyfus S.A.I.F.) in Argentina and, indirectly as a result of that purchase, 100% of the stock of CAIF S.A. and Faplac S.A. (formerly LD Manufacturing S.A.) and 60% of the stock of Flooring S.A. The financial condition and results of our Argentine operations, including the ability of Alto Paraná S.A., or Alto Paraná, our Argentine subsidiary, to raise capital, depend, to a certain extent, upon political and economic conditions prevailing in Argentina. See “Item 4. Information on the Company—Description of Business—History.”

From 1998 to 2002, the Argentine economy experienced an economic recession marked by reduced levels of consumption and investment and an elevated unemployment rate. The Argentine gross domestic product, or GDP, decreased by 0.8% in 2000, 4.04% in 2001 and 10.9% in 2002. Since 2003, economic indicators have shown some signs of recovery, and the Argentine GDP increased by 8.8% in 2003, 9.0% in 2004, 9.2% in 2005, 8.7% in 2006, 9.1% in 2007 and 7.0% in 2008. The future economic, social and political developments in Argentina, over which we have no control, could adversely affect our business, financial condition and results of operations.

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

Risks Relating to Brazil

Economic conditions in Brazil may have a direct impact on our financial condition and results of operations

At December 31, 2008, approximately 8.2% of our property, plant and equipment and forest assets were located in Brazil, and in 2008, approximately 7.4% of our net sales were attributable to our Brazilian operations. During the first quarter of 2005, we acquired all of the shares of capital stock of LD Forest Products S.A. and of Placas do Paraná S.A. in Brazil, as well as 50% of the shares of capital stock of Dynea Brasil S.A. in Brazil. On September 27, 2007 Arauco entered into an agreement for the joint ownership of land with Stora Enso Oyj, a Finnish-Swedish multinational corporation. Pursuant to the agreement, Arauco acquired 80% of the shares in Stora

Enso Arapoti Empreendimentos Agrícolas S.A., which owns 50,000 hectares of land, including 25,000 hectares of pine and 5,000 hectares of eucalyptus plantations; 20% of the shares in Stora Enso Arapoti Indústria de Papel S.A., which owns a paper mill with an annual production capacity of 205,000 tons of light weight coated paper; and 100% of the shares of Stora Enso Arapoti Serraria Ltda. which owns a sawmill with an annual production capacity of 150,000 cubic meters per year. Consequently, to a certain extent, our financial condition and results of operations will be dependent on economic conditions in Brazil. See “Item 4. Information on the Company—Description of Business—History.”

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

Inflation and efforts by the Brazilian government to combat inflation may contribute significantly to economic uncertainty in Brazil and could harm the business of our Brazilian subsidiaries

Brazil has, in the past, experienced extremely high rates of inflation. More recently, Brazil’s rates of inflation were 5.7% in 2005, 3.1% in 2006, 4.5% in 2007, and 5.9% in 2008, as measured by the Brazilian consumer price index (Índice de Preços ao Consumidor-Amplo). In the past, inflation, governmental measures to combat inflation and public speculation about possible future actions have had significant negative effects on the Brazilian economy. Future measures taken by the Brazilian government, including interest rate increases, intervention in the foreign exchange market and actions to adjust or fix the value of the real may trigger increases in inflation, and consequently, have adverse economic impacts on our business. If Brazil experiences high inflation in the future, the business, financial condition and results of operations of our recently acquired Brazilian subsidiaries could suffer.

Fluctuations in the value of Brazil’s currency against the value of the U.S. dollar may result in uncertainty in the Brazilian economy and the Brazilian securities market, which may adversely affect the financial condition and results of operations of our recently acquired Brazilian subsidiaries

The Brazilian real has historically suffered frequent devaluation. In the past, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Although over long periods depreciation of the real generally is correlated with the differential in the inflation rate in Brazil versus the inflation rate in the United States, depreciation over shorter periods has resulted in significant fluctuations in the exchange rate between the real and the U.S. dollar and other currencies.

The real depreciated by 32.2% against the U.S. dollar in 2008, and appreciated by 15.58% during the first five months of 2009. The exchange rate between the real and the U.S. dollar may continue to fluctuate and may rise or decline substantially from current levels.

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

Risks Relating to Other Markets

Our business, earnings and prospects may be adversely affected by developments in other countries that are beyond our control

Our business and results of operations depend, to a large extent, on the level of economic activity, government and foreign exchange policies and political and economic developments in our principal export markets. In 2008, approximately 93.8% of our total pulp sales and approximately 64.5% of our total sales of forestry, wood and panel products were attributable to exports, principally to customers in Asia, the Americas and Western Europe. Our business, earnings and prospects, as well as our financial condition, results of operations and the market price of our securities, may be materially and adversely affected by developments in these export markets relating to inflation, interest rates, currency fluctuations, protectionism, government subsidies, price and wage controls, exchange control regulations, taxation, expropriation, social instability or other political, economic or diplomatic developments. We have no control over these conditions and developments, which could adversely affect our business, financial condition and results of operations.

Developments in other emerging and developed markets may adversely affect the market price of our securities and our ability to raise additional capital

The market price of our securities may be adversely affected by declines in the international financial markets and world economic conditions. Chilean securities markets are, to varying degrees, influenced by economic and market conditions in other emerging and developed market countries, especially those in the United States, China and Latin America. Although economic conditions are different in each country, investors’ reactions to developments in one country can affect the securities markets and the securities of issuers in other countries, including Chile. Negative developments in the international financial markets in the future could adversely affect the market price of our securities and impair our ability to raise additional capital.

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

DESCRIPTION OF BUSINESS

We believe that, as of December 31, 2008, we were Latin America’s largest forest plantation owner, and that we are Chile’s largest exporter of forestry and wood products in terms of sales revenue. We have industrial operations in Chile, Argentina and Brazil. As of December 31, 2008, we had approximately 948,369 hectares of plantations in Chile, Argentina, Brazil and Uruguay. During 2008, we harvested 16.5 million cubic meters of sawlogs and pulplogs and sold 5,224,127 cubic meters of wood products, including sawn timber (green and kiln-dried lumber) and remanufactured wood products, and panels (plywood, medium density fiber board, or MDF, particle board, or PBO, and high density fiber board, or HB).

Based on information published by Resource Information Systems, Inc., an independent research company for the pulp and paper industry, at December 31, 2008, we were one of the world’s largest producers of bleached and unbleached softwood kraft market pulp in terms of volume of pulp produced in 2008, with an estimated 5.3% share of the total world production of bleached softwood kraft market pulp and a 15.6% share of the total world production of softwood kraft market unbleached pulp. “Market pulp” is pulp sold to manufacturers of paper products, as opposed to pulp produced by an integrated paper producer for use in its paper production facilities. “Kraft pulp” is pulp produced using a chemical process.

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

During 2004, we also commenced construction of the second phase of the Nueva Aldea Project, which included the development of a new pulp mill with installed annual production capacity of 856,000 tons of bleached pulp, consisting of softwood pulp and eucalyptus pulp. We completed the construction and started production in August 2006 and in May 2007 the mill reached full capacity. Total capital expenditures related to the construction of the pulp mill in the Nueva Aldea Project as of December 31, 2008 amounted to approximately U.S.$841.3 million. See “Item 4. Information on the Company—Description of the Business—Pulp—Pulp mills—Chile.”

On January 6, 2005, through Forestal Valdivia S.A., we acquired 80% of Forestal Los Lagos S.A., which represented an investment of U.S.$21.4 million and included 9,234 hectares of land planted with eucalyptus in what is now the Fourteenth Region of Chile.

On March 9, 2005, we acquired from Louis Dreyfus S.A.S. 100% of the stock of LD Forest Products S.A., a forest company located in the Brazilian state of Paraná that owned 43,000 hectares of land, of which 25,800 hectares were forest plantations, and, indirectly as a result of that purchase, 100% of the stock of Placas do Paraná S.A., an industrial company that owns an MDF mill and a particleboard mill in Paraná, and 50% of the stock of Dynea Brasil S.A., which owns a mill that produces impregnated paper and a formaldehyde and resin plant in Paraná. We paid an aggregate purchase price of approximately U.S.$168.0 million for these acquisitions. With these acquisitions, we acquired an MDF mill in Brazil with installed annual production capacity of approximately 250,000 cubic meters, a particleboard mill with installed annual production capacity of approximately 320,000 cubic meters, an impregnated paper mill, a formaldehyde and resin plant and 25,800 hectares of plantations.

On October 31, 2005, we acquired from Louis Dreyfus S.A.S., 100% of the stock of two holding companies in Argentina, Ecoboard S.A.I.F. and Louis Dreyfus S.A.I.F., and, indirectly as a result of that purchase, 100% of the stock of Caif S.A., a holding company that owns LD Manufacturing S.A. and 60% of the stock of Flooring S.A. As a result of these acquisitions, we own a particleboard mill with installed annual production capacity of approximately 260,000 cubic meters, a chemical plant that produces resins used for the production of wood panels, an MDF and particleboard-based wood floor mill with installed annual production capacity of approximately two million square meters, and an additional 8,000 hectares of plantations in Argentina. We paid an aggregate purchase price of approximately U.S.$55.0 million for this acquisition.

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

During the last quarter of 2006, we commenced the construction of a second plywood line at the Nueva Aldea Complex, with a capacity of 225,000 cubic meters. We completed this project in March 2008 for a total cost of U.S.$51 million.

In January 2007, through our subsidiary Bosques Arauco S.A., we acquired 5,105 hectares of radiata pine plantations from Forestal Anchile Ltda. This acquisition represented an investment of approximately U.S.$43.6 million.

On September 27, 2007 we entered into an agreement for the joint ownership of land in Brazil with Stora Enso Oyj, a Finnish-Swedish multinational corporation. Pursuant to the agreement, we acquired 80% of the shares in Stora Enso Arapoti Empreendimentos Agrícolas S.A., now Arauco Florestal Arapoti S.A., which owns 50,000 hectares of land, including 25,000 hectares of pine and 5,000 hectares of eucalyptus plantations; 20% of the shares in Stora Enso Arapoti Indústria de Papel S.A., which owns a paper mill with an annual production capacity of 205,000 tons of light weight coated paper; and 100% of the shares of Stora Enso Arapoti Serraria Ltda. which owns a sawmill with an annual production capacity of 150,000 cubic meters per year. This alliance required an investment of U.S.$208.4 million, which was financed with our resources and commercial bank loans.

In July 2008, through our subsidiary Forestal Valdivia S.A., we acquired U.S.$14 million worth of plantations from Lafarge Chile S.A.

On May 17, 2009, our subsidiary Arauco International S.A. and a subsidiary of Stora Enso Oyj agreed in a joint venture partnership to acquire the Uruguayan subsidiaries of the Spanish Grupo Empresarial ENCE S.A. The companies to be acquired are Eufores S.A., Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A. The main assets of these subsidiaries include (i) 130,000 hectares of land located in the central and western zones of Uruguay (which include 73,000 hectares of plantation forests and 13,000 hectares under covenants with third party owners, of which 7,000 hectares are planted) and (ii) industrial sites in Punta Pereira and M’Bopicuá, a river barge terminal, a woodchip mill and a forestry nursery. This joint acquisition represents a purchase of $343 million by Arauco and Stora Enso, where each party will equally invest $171.5 million. We expect to consummate this acquisition during the second half of 2009.

On June 16, 2009, we submitted to the COREMA a request to increase our production by 20% in the Valdivia mill. If the request is approved, the Valdivia mill would increase its production from 550,000 metric tons per year to 660,000 metric tons per year, fully complying with current environmental regulations. The increase would be achieved through the optimization of our current production process, and does not require investments in additional equipment.

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

The following table sets forth our ownership interests in our subsidiaries as of December 31, 2008.

	Country of incorporation	Total stock held
Agenciamiento y Servicios Profesionales S.A.	Mexico	99.9986%
Alto Paraná S.A.	Argentina	99.9762
Arauco Colombia S.A.	Colombia	99.9976
Arauco Denmark ApS	Denmark	99.9991
Arauco Distribución S.A.	Chile	99.9992
Arauco Ecuador S.A.	Ecuador	99.9986
Arauco Florestal Arapoti	Brazil	79.9989
Arauco Forest Brasil S.A. (Ex LD Forest Products)	Brazil	99.9988
Arauco Forest Products B.V.	The Netherlands	99.9991
Arauco Generación S.A.	Chile	99.9985
Arauco Honduras S. de R.L. de C.V.	Honduras	99.9986
Arauco Internacional S.A.	Chile	99.9986
Arauco Perú S.A.	Peru	99.9986
Arauco Wood Products, Inc.	U.S.A.	99.9986
Araucomex S.A. de C.V.	Mexico	99.9986
Aserraderos Arauco S.A.	Chile	99.9992
Bosques Arauco S.A.	Chile	99.9256
Controladora de Plagas Forestales S.A.	Chile	61.1714
Faplac S.A.	Argentina	99.9979
Flooring S.A.	Argentina	99.9984
Forestal Arauco Guatemala S.A.	Guatemala	99.9986
Forestal Arauco S.A.	Chile	99.9248
Forestal Celco S.A.	Chile	99.9256
Forestal Concepción S.A.	Panama	99.9986
Forestal Conosur S.A.	Uruguay	99.9986
Forestal Cholguán S.A.	Chile	97.4281
Forestal Los Lagos S.A.	Chile	79.9405
Forestal Misiones S.A.	Argentina	99.9885
Forestal Nuestra Señora del Carmen S.A.	Argentina	99.9987
Forestal Valdivia S.A.	Chile	99.9256
Industrias Forestales S.A.	Argentina	99.9987
Inversiones Celco S.L.	Spain	99.9991
Investigaciones Forestales Bioforest S.A.	Chile	99.9256
Molduras Trupán S.A.	Chile	99.9992
Paneles Arauco S.A.	Chile	99.9992
Placas do Paraná S.A.	Brazil	99.9987
Servicios Logísticos Arauco S.A.	Chile	99.9995
Southwoods Arauco Lumber LLC	U.S.A.	99.6110
Leasing Forestal S.A.	Argentina	99.9767
Lucchese Empreendimientos e Participacoe	Brazil	99.9885

Business Strategy

Our business strategy is to maximize the value of our plantations by pursuing sustainable growth opportunities in our core businesses and expanding into new markets and products. We are implementing our business strategy through the following initiatives:

•	We are improving the growth rate and quality of our plantations through advanced forest management techniques;

•

We are executing a capital expenditure plan designed to reinforce our competitive advantages through economies of scale and scope, improving the efficiency and productivity of our industrial activities and optimizing the use of the forest by going into biomass energy generation;

•	We continue to develop our state-of-the-art facilities, transportation, shipping, storage and product distribution network that allow us to reach over 60 countries worldwide; and

•	We are expanding internationally into new regions that have comparative advantages in the forestry sector.

Domestic and Export Sales

The following table sets forth our sales revenue derived from exports and domestic sales for the years indicated.

	Year ended December 31,
	2006	2007	2008
	(in millions of U.S.$)
Export Sales
Bleached pulp	$982	$1,424	$1,508
Unbleached pulp	184	200	173
Sawlogs	0	2	0
Sawn timber	413	463	390
Remanufactured wood products	219	207	223
Plywood and fiber panels	391	451	506
Posts	8	1	3
Other	1	0	4

Total export sales revenue	$2,198	$2,748	$2,807

Domestic Sales
Bleached pulp	89	102	107
Unbleached pulp	2	3	4
Sawlogs	56	68	80
Pulplogs	8	4	5
Sawn timber	82	87	76
Remanufactured wood products	13	13	24
Chips	8	9	10
Electric power	34	104	121
Plywood and fiber panels	330	404	425
Other	30	35	35

Total domestic sales revenue	$652	$829	$887

Total sales revenue	$2,850	$3,577	$3,694

The following table sets forth a geographic market breakdown of our export sales revenue for the years indicated.

	Year ended December 31,
	2006	2007	2008
	(in millions of U.S. dollars)
North America	$703	$673	$624
Central and South America	202	264	316
Asia	730	1,161	1,189
Europe	420	568	574
Other	143	82	104

Total	$2,198	$2,748	$2,807

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

The International Standards Organization, or ISO, has certified our forestry activities in Chile and Argentina pursuant to ISO 14001 through the year 2008. Additionally, during 2003, we obtained certification in Chile from the National Standard for Sustainable Forest Management (Estándar Nacional de Certificación Forestal Sustentable), or CERTFOR. Since 2004, CERTFOR has been a member of the Pan European Forest Certification, which is the world’s largest forest certification organization. CERTFOR has performed audits of our operations in 2004 and 2008, and has confirmed each time that we are in compliance with the applicable CERTFOR requirements. We received Occupational Health and Safety Assessment Series (OHSAS) certification in November 2005 with respect to our forestry activities in Argentina.

Forest Plantations

At December 31, 2008, our planted forests consisted of 83.2% radiata and taeda pine, and the balance primarily consisted of eucalyptus. Radiata and taeda pine have a rapid growth rate and a short harvest cycle compared to other commercial softwoods. Radiata and taeda pine are sufficiently versatile for both the production of forestry and wood products and the production of long fiber pulp for sale to manufacturers of paper and packaging.

We seek to manage our forestry resources in a way that ensures that the annual growth of our forest is equal to or greater than the volume of resources harvested each year. In 2008, we planted 44,156 hectares and harvested 37,667 hectares in Chile, Argentina, Brazil and Uruguay. We believe that we will reach a long-term sustainable equilibrium within the next five years, with annual harvests and plantations of approximately 40,000 hectares.

The majority of our radiata pine is less than 16 years old. Our planted radiata pine forests are located in central and southern Chile, and most are located in close proximity to our major production facilities and to port facilities.

At December 31, 2008, our aggregate radiata pine holdings comprised approximately 40% of all Chilean radiata pine plantations, making us the country’s largest radiata pine plantation owner according to the Chilean Forestry Institute. At December 31, 2008, we owned approximately 1,090,627 hectares of land in Chile, of which 730,210 hectares are forest plantations.

At December 31, 2008, we owned 256,082 hectares of forest and other land in Argentina, 122,659 hectares of forest and other land in Brazil and 39,373 hectares of forest and other land in Uruguay. Of the total land we own in these three countries, approximately 187,055 hectares of land is planted with taeda pine and elliotti pine, a species of softwood that has a growth rate similar to that of radiata pine. The balance includes plantations of other species of trees, land to be planted, protected areas and natural forests.

The following table sets forth the number of hectares and types of uses of our land holdings and rights, as of December 31, 2008.

	At December 31, 2008
	Total	Distribution
	(in hectares)	(percentage)
Pine plantations(1)
0-5 years	213,451	14.1%
6-10 years	194,357	12.9
11-15 years	164,942	10.9
16-20 years	135,527	9.0
21+ years	80,764	5.4

Subtotal(2)	789,041	52.3
Eucalyptus plantations(3)	136,647	9.1
Plantation of other species	22,680	1.5
Subtotal	948,368	62.9
Land for plantations	42,816	2.8
Land for other uses(4)	517,558	13.8

Total	1,508,742	100%

(1)	All years are calculated from the date of planting.
(2)	These figures include 26.260 hectares for which we have the right to harvest but which we do not own.
(3)	Approximately 73.6% of our eucalyptus plantations are less than 10 years old.
(4)	Includes roads, firebreaks, native forests and yards.

Land Acquisition and Afforestation

Our total land assets have increased from fewer than 170,000 hectares in 1980 to 1,508,742 hectares at December 31, 2008. That number does not include 26,260 hectares owned by third parties or the assets owned by Forestal Río Grande S.A. as to which we have harvesting rights. In the five years ending December 31, 2008, we purchased 243,780 hectares of land, of which 69,158 hectares were purchased in Chile, 82,682 in Argentina, 82,510 in Brazil and 9,430 in Uruguay.

We expect to acquire additional land in Argentina, Uruguay and Brazil, and to a lesser extent in Chile if we are presented with the opportunity to do so at a desired price or location. There can be no assurance that we would be able to acquire land at the desired price or location.

We plan to continue our policy of supplementing our pulplog production with purchases from domestic third parties. We believe that this policy is economically efficient, given the significant quantities of pulplog available from third parties and our increasing proportion of sawlogs yielded from our plantations. We believe that the aggregate of our existing plantations, land currently held by us that we intend to afforest and the third-party purchases we make in the ordinary course of our business will be sufficient to satisfy our anticipated future demand for sawlogs and pulplogs.

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

On January 6, 2005, through our subsidiary Forestal Valdivia S.A., we acquired 80% of Forestal Los Lagos S.A., which represented an investment of U.S.$21.4 million and included 9,234 hectares of land planted with eucalyptus in the Fourteenth Region of Chile.

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

On October 11, 2006, the Bío Bío Investment Fund, a Chilean fund in which a group of Chilean insurance companies and other private investors participate, acquired the assets of Forestal Bío-Bío S.A. for U.S.$346 million, which include approximately 40,000 hectares of plantations. On that same date, Arauco entered into certain agreements with the Bío Bío Investment Fund pursuant to which Arauco became the administrator and exclusive buyer of these forestry assets. Arauco receives an annual fee for the administration of the forests. Arauco’s obligations under these agreements include the purchase of the fund’s forestry assets over a seven-year term beginning in 2006 and the purchase of the fund’s supply of timber during the same period. Arauco will pay a total of U.S.$461.6 million for the purchase of the fund’s forestry assets and timber supply over such seven-year term.

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

In July 2008, through its subsidiary Forestal Valdivia S.A., Arauco acquired U.S.$14 million worth of plantations from Lafarge Chile S.A.

Argentina

In October 2005, through our Argentine subsidiary Industrias Forestales S.A., we acquired from Louis Dreyfus S.A.S. 100% of the stock of Ecoboard S.A.I.F. and Louis Dreyfus S.A.I.F. (subsequently renamed Ecoresine S.A.) in Argentina and, indirectly as a result of that purchase, 100% of the stock of Caif S.A. and LD Manufacturing S.A. (subsequently renamed Faplac S.A.) and 60% of the stock of Flooring S.A. As a result of these acquisitions, we own another 8,000 hectares of plantations in Argentina.

In November 2006, through its subsidiary Arauco Internacional S.A., Arauco acquired La Señora del Milagro S.R.L. (susquently renamed Forestal Nuestra Señora del Carmen S.A.), an Argentine forestry company, which owns approximately 4,000 hectares of land in Argentina, for U.S. $5.4 million.

In September 2007, Faplac S.A acquired 40% of the stock of Flooring S.A., from Fantoni SpA for U.S.$1.5 million.

In March 2008, Ecoboard SAIF, Ecoresine S.A. and CAIF S.A. merged with Industrias Forestales S.A.

In March 2008, Faplac S.A. acquired 20% of the stock of Savitar S.A. and El Oasis S.A., for U.S.$2.2 million, both Argentine forestry companies and owners of about 10,000 hectares of land.

In December 2008, Alto Paraná S.A. acquired 99.99% of the stock of the Brazilian company Lucchese Empreendimentos e Participacoes Ltda. and capitalized up to U.S.$29 million, with the intention of acquiring plantations in Brazil.

Brazil

In March 2005, through our Brazilian subsidiary Arauco do Brasil Ltda., we acquired from Louis Dreyfus S.A.S. 100% of the stock of LD Forest Products S.A. in Brazil and, indirectly as a result of that purchase, 100% of the stock of Placas do Paraná S.A. and 50% of the stock of Dynea Brasil S.A. As a result of these acquisitions, we acquired 25,800 hectares of plantations in Brazil.

In August 2006, through our subsidiary Arauco Forest Brasil S.A., we acquired from the Marchiori Group certain forestry land in Brazil. This investment of U.S.$39.6 million includes 14,715 hectares of land and plantations, mostly consisting of elliotti pine.

On September 27, 2007 Arauco entered into an agreement for the joint ownership of land in Brazil with Stora Enso Oyj, a Finnish-Swedish multinational corporation. Pursuant to the agreement, Arauco acquired 80% of the shares in Stora Enso Arapoti Empreendimentos Agrícolas S.A., now Arauco Florestal Arapoti S.A., which owns 50,000 hectares of land, including 25,000 hectares of pine and 5,000 hectares of eucalyptus plantations; 20% of the shares in Stora Enso Arapoti Indústria de Papel S.A., which owns a paper mill with an annual production capacity of 205,000 tons of light weight coated paper; and 100% of the shares of Stora Enso Arapoti Serraria Ltda., which owns a sawmill with an annual production capacity of 150,000 cubic meters per year. This alliance required an investment of U.S.$208.4 million, which was financed with Arauco’s resources and commercial bank loans.

Uruguay

On May 17, 2009, our subsidiary Arauco International S.A. and a subsidiary of Stora Enso Oyj agreed in a joint venture partnership to acquire the Uruguayan subsidiaries of the Spanish Grupo Empresarial ENCE S.A. The companies to be acquired are Eufores S.A., Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A. The main assets of these subsidiaries include (i) 130,000 hectares of land located in the central and western zones of Uruguay (which include 73,000 hectares of plantation forests and 13,000 hectares under covenants with third party owners, of which 7,000 hectares are planted) and (ii) industrial sites in Punta Pereira and M’Bopicuá, a river barge terminal, a woodchip mill and a forestry nursery. This joint acquisition represents a purchase of $343 milion by Arauco and Stora Enso, where each party will equally invest $171.5 million. We expect to consummate this acquisition during the second half of 2009.

Forest Management

For our pine plantations, our forestry management activities seek to increase sawlogs through advanced genetic techniques, planting and site preparation procedures, thinning and pruning. Managed forests can produce trees of larger diameter and, if pruned, a higher proportion of clear wood, which generally commands a higher price than knotted wood. Although some land is not suitable for the production of pruned logs, at December 31, 2008, over 37.6% of our pine forests in Chile were designed for clear wood production.

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

As of December 31, 2008, we had eight nurseries in Chile, Argentina and Brazil, in which we grow seedlings using seeds and using cuttings from genetically selected trees. To achieve higher quality trees and an increased growth rate, we apply strict selection criteria to the trees from which seedlings are produced. We then plant the seedlings manually. Depending upon the species of tree to be planted and the nutrient and physical characteristics of the soil, we may also undertake a certain amount of ground preparation before planting.

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

This high level of thinning is economical for the following reasons:

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

We monitor product demand and our current inventory levels, and we match harvests from sections of our plantations that will provide the optimal yield given our product requirements. This process involves the use of sophisticated operations research models and close communication between our different operating areas to ensure that the correct amounts of timber of the required characteristics are supplied. We replant as soon as practicable after harvesting, with an average period between harvesting and replanting of one year.

The following table illustrates, on a hectare basis, the extent of our thinning, pruning and harvesting activities during the periods indicated.

	Year ended December 31,
	2006	2007	2008
	(in hectares)
Thinning	22,773	28,759	18,562
Pruning	45,945	45,797	40,721
Harvesting	32,988	36,072	29,184

We manage our forest activities, but we hire independent contractors to perform the bulk of our operations, including planting, maintenance, thinning, pruning, harvesting, transportation and access road construction. As of December 31, 2008, we had arrangements with more than 403 independent contractors that employed over 13,437 workers. Many of these contractors have long-standing relationships with us, but we award many contracts based on competitive bids. We believe that our arrangements with independent contractors provide greater flexibility and efficiency than performing these activities directly.

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

We operate an extensive fire control organization that interacts with the fire control organizations of other forestry companies to ensure that any fire damage to our forests is minimal. The operation primarily consists of a system of spotter towers, manned 24 hours a day during the summer months, from which spotters report the direction of any fire observed to a central command post, where the fire’s exact location is determined and an appropriate ground and/or aerial response is formulated. Over the last five years, this system has limited fire damage to our forests to an average of 0.27% of the plantations per year.

Forest Production

We harvested 16.5 million cubic meters of logs during the year ended December 31, 2008, consisting of 9.5 million cubic meters of sawlogs, 5.5 million cubic meters of radiata pine pulplogs and 1.5 million cubic meters of eucalyptus pulplogs and other logs. We did not export any pulplogs during 2008 because substantially all of the pulplogs from our forests were used in our pulp mills. During 2008, our sawmills and panel mills used 8.9 million cubic meters of sawlogs, and no sawlogs were exported. We also sold 1.7 million cubic meters of sawlogs to unaffiliated domestic sawmills during 2008.

A log merchandising facility located at the same site as our Horcones I and Horcones II Sawmills optimizes, cuts and classifies wood destined for our plywood facility, sawmills or pulp mills with an annual processing capacity of 1.7 million cubic meters of logs per year. The Nueva Aldea Complex also includes a log merchandising facility, with an annual processing capacity of 2.6 million cubic meters of logs per year.

Pulp

We believe that we were Chile’s largest producer of bleached and unbleached softwood market pulp in terms of production in 2008. For the year ended December 31, 2008, pulp sales were U.S.$1,792.8 million, representing 48.5% of our total sales revenue for the period.

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

Pulp Mills

At December 31, 2008, we owned and operated five pulp mills in Chile and one in Argentina, with an aggregate installed annual production capacity of approximately 3,041,000 metric tons. Our six pulp mills produced 2,578,238 metric tons of bleached pulp and 320,021 metric tons of unbleached pulp in 2008.

All of our pulp mills in Chile except for the Nueva Aldea Mill and the Licancel Mill are ISO 9001:2000 and ISO14001:2004 certified. We expect that the Nueva Aldea Mill and the Licancel Mill will be certified ISO 9001:2000 and ISO 14001:2004 by the end of 2009. The Alto Paraná Mill in Argentina is certified under ISO 9001:2000 and ISO14001:2004. No seasonal factors affect plant utilization, and the pulp mills generally run at full capacity throughout the year, with eight to ten days of maintenance scheduled every 12 months.

The following table sets out bleached and unbleached kraft pulp production by plant for each of the years indicated.

	Year ended December 31,
	2004	2005	2006	2007	2008
	(in thousands of metric tons)
Chile
Arauco Mill (bleached)
Arauco I	260	263	295	279	281
Arauco II	508	494	494	475	507
Valdivia Mill (bleached)(1)	430	351	440	436	488
Constitución Mill (unbleached)	355	353	338	331	320
Nueva Aldea Mill (bleached)	—	—	123	715	842
Licancel Mill (bleached)(2)	141	145	141	53	118

Subtotal	1,694	1,606	1,831	2,289	2,555

Argentina
Alto Paraná Mill (bleached)	349	331	348	336	343

Total	2,043	1,937	2,179	2,625	2,898

(1)	Operations at the Valdivia Mill commenced in February 2004, were temporarily suspended for approximately one month during January and February of 2005 and for an approximate aggregate period of two months during June, July, and August of 2005.
(2)	Operations at the Licancel Mill were temporarily suspended for approximately six months from June 2007 until January 2008. During 2009, we expect that the Licancel Mill will produce unbleached pulp for a three-month period.

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

Constitución Mill. The Constitución Mill is located in the heart of a group of our radiata pine forests in the Seventh Region of Chile. As of December 31, 2008, the Constitución Mill was the largest unbleached softwood market pulp mill in the world, with an installed annual production capacity of approximately 355,000 metric tons. In February 2006, the COREMA of the Seventh Region of Chile approved an environmental impact study for the construction of a new pipeline for the Constitución Mill, which commenced operations in February 2007. The Constitución Mill is equipped to produce elementary chlorine-free pulp.

Licancel Mill. We acquired the Licancel Mill in September 1999. It is located in Licantén, which is 250 kilometers south of Santiago. The mill has an installed annual production capacity of approximately 140,000 metric tons of eucalyptus kraft pulp and pine bleached kraft pulp. The Licancel Mill is equipped to produce elementary chlorine-free pulp.

Since June 2007, our operations at the Licancel Mill have been subject to environmental scrutiny by Chilean environmental regulators and the public. In June 2007, in connection with the death of fish in the Mataquito River, approximately 15 kilometers downstream of the mill, we decided to voluntarily suspend our operations in the Licancel Mill as a preventive measure. In addition, Chilean authorities, including the health authorities and the Superintendencia de Servicios Sanitarios (Sanitary Services Superintendency), required that we suspend activities at the Licancel Mill and that we suspend any further discharges into the river. We also commenced independent investigations relating to the cause of the death of the fish. On June 18, 2007, as a result of a pipe leakage in the water treatment system currently in place at the Licancel Mill, an estimated 50 cubic meters of effluents reached the Mataquito River. On that same date, we decided to close the mill indefinitely and informed the Sanitary Services Superintendency of the incident. On October 3, 2007, we requested to the health authority (Autoridad Sanitaria) of the Seventh Region of Chile that it remove the suspension of activities at the Licancel Mill. On October 22, 2007, the health authority of the Seventh Region of Chile removed the suspension and imposed certain conditions relating to our activities in the mill consisting primarily of the implementation of certain emergency detection and control programs and systems, with which we have complied. Furthermore, on November 12, 2007 the Sanitary Services Superintendency removed the suspension regarding the release of discharges by the Licancel Mill. The mill resumed operations during January 2008.

We estimate that the suspension of operations at the Licancel Mill resulted in a loss of profits of approximately U.S.$4 million per month. The proceedings and the related sanctions are included in detail in Note 12 to our audited consolidated financial statements. Several administrative and judicial proceedings have been commenced regarding the events at the Licancel Mill and the death of fish at the Mataquito River, including a civil lawsuit instituted by the National Defense Council seeking reparations, damages and indemnification from us for environmental harm allegedly caused by the Licancel Mill. In 2008, we invested U.S.$8 million in a new effluent treatment system to decrease the likelihood of future suspensions. However, we can offer no assurance that the Licancel Mill will be able to operate without further interruptions. Any future suspension of operations at the Licancel Mill may adversely affect our business, financial condition and results of operations. See “Item 3. Environmental concerns led us to suspend our operations at the Licancel Mill, which adversely affected our business, financial condition and results of operations” and “Item 8. Financial Information- Legal Proceedings.”

We expect that the Licancel Mill will produce unbleached pulp for a three-month period during 2009.

Valdivia Mill. We completed construction of the Valdivia Mill during the first quarter of 2004 and commenced operations in February 2004. The Valdivia Mill is located in Fourteenth Region of Chile (which was previously part of the Tenth Region of Chile), an area with significant radiata pine and eucalyptus plantations. The Valdivia Mill has an installed potential annual production capacity of approximately 550,000 metric tons of bleached pulp, consisting of softwood pulp and eucalyptus pulp. The Valdivia Mill is equipped to produce elementary chlorine-free pulp.

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

In 2005, the COREMA instructed us to present by March 31, 2006, an environmental impact study for the construction of a pipeline to discharge the Valdivia Mill’s wastewater in a body of water other than the Cruces River or the Carlos Anwandter Nature Sanctuary or their sources. The COREMA also instructed us to construct and put into operation the pipeline no later than 15 months from the date COREMA approves the environmental impact study in final form. COREMA initially extended the deadline for the presentation of this environmental impact study to April 2007 and, prior to the expiration of the April 2007 deadline, extended it again to March 31, 2009. On February 19, 2009, we submitted to the COREMA of the Fourteenth Region of Chile an environmental impact study for the construction of a pipeline to discharge the Valdivia Mill’s wastewater in the Pacific Ocean near Punta Maiquillahue, that is, in a body of water other than the Cruces River, the Carlos Anwandter Nature Sanctuary or their sources.

Additionally, in April 2007, when the COREMA approved the March 31, 2009 deadline, it also required us to present an additional environmental impact study for the implementation of substantial technological improvements on the quality of the effluents generated by the Valdivia Mill. We submitted this study on June 13, 2007. On June 30, 2008, the COREMA approved that environmental impact study. However, the approval was subject to certain conditions that, in the opinion of Arauco, affected the feasibility of the project. For such reason, Arauco filed an appeal (recurso de reclamación) before the Directive Council (Consejo Directivo) of the CONAMA challenging the conditions. As of the date of this annual report, we have not been notified of the resolution of that appeal.

The COREMA of the Tenth Region of Chile appointed a Canadian consulting company, Ecometrix, to analyze and prepare a report on different feasible alternatives for discharge of the Valdivia Mill effluents. In August 2008, the consulting firm identified certain locations as suitable alternatives for discharging the effluents, one of which is the alternative we proposed in our environmental impact study.

Approvals by the COREMA of our environmental impact studies regarding the pipeline and the improvement of the quality of the effluents, and the construction and operation of the pipeline, are each subject to many environmental, regulatory, engineering and political uncertainties. As a result, we cannot provide any assurances that the projects will ever be approved or completed. If either our environmental study about the pipeline is rejected, or the installation of the pipeline is delayed for reasons attributable to us, we may face sanctions that include warnings, fines or the revocation of the Valdivia Mill’s environmental permit of operation. Alternatively, if any rejection or delays are attributable to reasons beyond our control, we believe that COREMA should extend the applicable deadlines. However, we cannot provide assurances that any deadline extensions would be granted, even if we comply with all the requirements that may be set forth by COREMA.

As a result, we offer no assurance that the Valdivia Mill will be able to operate without further interruption. Any future suspension of operations at the Valdivia Mill or at any other of our significant operating plants would likely have a material adverse effect on our business, financial condition and results of operations.

As part of the environmental resolution that modified the Valdivia Mill environmental permit, the COREMA of the Tenth Region of Chile asked the National Forestry Corporation, or CONAF, to elaborate an Integral Environmental Management Plan for the wetland, which was completed in 2006. The plan concluded that there was a need to develop a Conceptual Ecosystem Model for the wetland. CONAF selected the Science Faculty of the University of Chile to conduct this study.

The study indicated in its second progress report that the disappearance of the “luchecillo,” a water weed that was an important food source of black-necked swans, was likely related to natural causes. Specifically, the study proposed that the disappearance of the “luchecillo” was caused by the convergence of three factors in May 2004: (i) low levels of precipitation, (ii) low levels of water flow in the rivers and the wetland and (iii) three instances in which temperatures reached zero degrees Celsius or lower. According to the study, the simultaneous occurrence of these factors was likely responsible for the disappearance of the “luchecillo” which, in turn, lead to the death and migration of the swans. This second progress report was followed by a final report issued by the Science Faculty of the University of Chile, which was not approved by CONAF.

On June 16, 2009, we submitted to the COREMA a request to increase our production by 20% in the Valdivia Mill. If the request is approved, the Valdivia Mill would increase its production from 550,000 metric tons per year to 660,000 metric tons per year, fully complying with current environmental regulations. The increase would be achieved through the optimization of our current production process, and does not require investments in additional equipment.

Nueva Aldea Mill. During 2004, we commenced construction of the second phase of the Nueva Aldea Project, which includes the development of a new pulp mill with authorized annual production capacity of 856,000 tons of bleached pulp, consisting of softwood pulp and eucalyptus pulp. In August 2006, we commenced the start-up process of the Nueva Aldea Pulp Mill, and production reached designed capacity in May 2007. The second phase of the Nueva Aldea Project was subject to significant environmental challenges, and construction of the pulp mill was temporarily suspended between January 12 and March 10, 2005. See “Item 4. Information on the Company—Government Regulation—Environment” and “Item 8. Financial Information—Legal Proceedings.” The Nueva Aldea Mill is equipped to produce elementary chlorine-free pulp.

On February 20, 2006, the COREMA of the Eighth Region of Chile approved the environmental impact study for the construction and operation of the Nueva Aldea Mill Pipeline, which will permit the mill to discharge certain liquid effluents into the ocean. We anticipate the Nueva Aldea Mill Pipeline will commence operations in the third quarter of 2009, subject to the satisfaction of certain technical conditions.

On February 9, 2009, COREMA approved our request to increase the Nueva Aldea Mill’s production to 20% above the authorized level. In this case COREMA resolved that it was not necessary to present an environmental impact study in connection with the requested increase. Our total annual authorized production capacity is now 1,030,000 metric tons.

Argentina

Alto Paraná Mill. Alto Paraná’s softwood pulp mill is located in the Province of Misiones, a region whose soil and climate are favorable for the rapid growth of pine trees. The Alto Paraná Mill is the only bleached softwood kraft market pulp facility in Argentina. The mill has an installed annual production capacity of approximately 350,000 tons of pulp, of which approximately 67% is bleached softwood pulp, currently representing almost all of the total bleached softwood pulp production capacity in Argentina, and approximately 33% is fluff pulp.

Production Costs

Based on information published by Resource Information Systems, Inc., our cash costs for softwood pulp production are significantly lower than the average costs of market pulp producers in Canada, the United States and Scandinavia, particularly with respect to timber and labor costs. While our modern facilities result in depreciation exceeding some of such Northern Hemisphere producers, our costs are still significantly lower than the average costs of our Northern Hemisphere competitors, on a total delivered cost basis. The following table compares our costs for the production of bleached softwood kraft market pulp to the average costs of market pulp producers in selected regions in the Northern Hemisphere for the year ended December 31, 2008.

	Bleached Softwood Kraft Pulp Producers’ Cost
	Arauco	British Columbia Coast	British Columbia Interior	United States South	Sweden	Finland
	(in U.S.$ per metric ton for the year ended December 31, 2008)
Wood	164	289	197	178	376	457
Total chemicals	90	73	79	75	75	71
Labor	47	81	75	41	50	56
Others(1)	39	225	193	155	103	77

Total cash cost	340	668	544	449	604	661
Depreciation	61	56	33	64	74	94

Total mill cost	401	724	577	513	678	755
Transportation(2)	84	77	116	73	39	47

Total delivered cost	485	801	693	586	717	802

(1)	Includes energy, materials and other production costs.
(2)	Delivered in Northern Europe.

Source: Resource Information Systems, Inc. World Pulp Annual Historical Data, December 2008, except Arauco information, which is furnished by Arauco.

Sales

The world market for bleached kraft market pulp during the year ended December 31, 2008 was approximately 50.2 million metric tons. Based on information published by Resource Information Systems, Inc., we believe that our production represented 5.18% of this market in 2008. During the year ended December 31, 2008, we sold approximately 93.4% of our bleached pulp abroad, principally to customers in Asia and Western Europe. Since the domestic market in Chile is dominated by a single integrated pulp and paper manufacturer, the Chilean market for bleached market pulp is relatively small.

Integrated manufacturers dominate the world production of unbleached softwood pulp, which leaves non-integrated companies that sell market pulp, like us, with only a small percentage of total production. “Market pulp” is pulp sold to manufacturers of paper products, as opposed to pulp produced by an integrated paper producer for use in its paper production facilities. With a total world production of unbleached softwood kraft pulp of 54.0 million metric tons for 2008, according to Resource Information Systems, Inc., our Constitución Mill was the world’s largest single producer of unbleached softwood market pulp, with 15.6% of the total market in 2008. During the year ended December 31, 2008, approximately 97.9% of our total unbleached market pulp sales consisted of export sales. While for the last five years Asia has been our principal export market for unbleached market pulp, we continually seek niche markets for our products in Western Europe and the United States. Historically, our sales in the Chilean market have been less than 5% of our total unbleached pulp sales revenue.

The following table sets forth, by region, the sales volumes of bleached and unbleached pulp for the years indicated.

	Year ended December 31,
	2006	2007	2008
	(in metric tons)
Bleached Pulp
North and South America	357,592	359,386	364,231
Europe	592,842	703,693	671,062
Asia	854,125	1,187,040	1,335,029
Other	44,801	36,801	40,467

Total	1,849,360	2,286,920	2,410,789

Unbleached Pulp
North and South America	58,838	62,964	56,673
Europe	21,421	23,846	25,590
Asia	275,405	237,195	225,542
Other	—	146	—

Total	355,664	324,151	307,805

While there are many grades and varieties, pulp is a commodity that is marketed primarily on the basis of price and service. In marketing our pulp, we seek to establish long-term relationships with non-integrated end users of pulp by providing a competitively priced, high-quality, consistent product and excellent service. The consistency of our pulp derives from our high-quality mills and our use of a single species of tree, in contrast to pulp producers in some of the world’s major softwood pulp producing regions that mix different species, depending on availability and seasonality. Our bleached pulp is marketed under the brand names “Arauco” and “Alto Paraná,” and our unbleached pulp is marketed under the brand name “Celco.”

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

The following table sets forth our average bleached and unbleached pine pulp prices per metric ton at the indicated dates, for the years indicated.

	2006	2007	2008
	(U.S.$ per metric ton)
Bleached Pulp
March 31	532	640	727
June 30	573	659	738
September 30	620	682	675
December 31	631	710	472

Unbleached Pulp
March 31	484	621	572
June 30	505	654	577
September 30	559	637	551
December 31	587	592	452

In accordance with customary pulp market practice, we do not have long-term sales contracts with our customers; rather we maintain long-standing relationships with our customers with whom we periodically reach agreements on specific volumes and prices. We have a diversified customer base located throughout the world and totaling, as of December 31, 2008, more than 290 clients. As of December 31, 2008, we employed more than 12 sales agents to represent us in more than 40 countries. We manage this worldwide sales network from our headquarters in Chile.

Plywood and Fiberboard Panels

Our panel products consist of plywood and fiber panels. At December 31, 2008, we owned two plywood mills, one HB mill and one MDF mill in Chile, one MDF mill and one PBO mill in Argentina, and one MDF mill and one PBO mill in Brazil. For the year ended December 31, 2008, sales of panels were U.S.$932.4 million, representing 25.2% of our total sales revenues.

The following table sets forth, by category, our plywood and fiberboard panel sales to unaffiliated third parties for each of the years indicated.

	Year ended December 31,
	2004	2005	2006	2007	2008
	(in thousands of cubic meters)
Total plywood and fiberboard panels	1,107	2,046	2,397	2,455	2,353

The total annual production capacity of these eight mills is approximately 2,555,000 cubic meters of plywood and fiberboard panels, placing us among the principal wood panel companies in Latin America. The total installed annual production capacity of our two plywood mills is approximately 805,000 cubic meters of plywood. During 2008, they produced an aggregate of 666,656 cubic meters of plywood. Our HB mill has installed annual production capacity of approximately 60,000 cubic meters per year, and produced 59,825 cubic meters of panels in 2008. Our MDF mills have an installed annual production capacity of approximately 1,130,000 cubic meters, and in 2008 they produced an aggregate of 1,118,211 cubic meters of panels. Our PBO mills in Brazil and Argentina (acquired in March 2005 and October 2005, respectively) have an installed annual production capacity of approximately 560,000 cubic meters, and produced an aggregate of 516,343 cubic meters of panels in 2008.

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

On October 31, 2005, we acquired from Louis Dreyfus S.A.S. 100% of the stock of Ecoboard S.A.I.F. and Louis Dreyfus S.A.I.F. in Argentina and, indirectly as a result of that purchase, 100% of the stock of CAIF S.A. and LD Manufacturing S.A. and 60% of the stock of Flooring S.A. As a result of these acquisitions, we own a particleboard mill with installed annual production capacity of approximately 260,000 cubic meters, a chemical plant that produces resins used for the production of wood panels, and an MDF and particleboard-based wood floor mill with installed annual production capacity of approximately two million square meters. We paid an aggregate purchase price of approximately U.S.$55.0 million for this acquisition.

Exports, which include sales to countries other than Chile, Argentina and Brazil, accounted for 54.2% of our total sales revenues of plywood and fiberboard panels for the year ended December 31, 2008. We sell plywood and fiberboard panels primarily to customers in North America, Europe, Brazil, Chile and Argentina.

Wood Products

Our wood products consist of sawn timber (green, kiln-dried lumber and flitches) and remanufactured wood products. For the year ended December 31, 2008, revenue from sales of wood products was U.S.$709.3 million, representing 19.2% of our total sales revenues for the period.

The following table sets forth, by category, our wood products sales to unaffiliated third parties for each of the periods indicated:

	Year ended December 31,
	2004	2005	2006	2007	2008
	(in thousands of cubic meters)
Sawn timber	1,968	2,425	2,512	2,650	2,522
Remanufactured wood products	344	360	430	389	348

As of December 31, 2008, we had 11 sawmills in operation, nine in Chile and two in Argentina, with aggregate installed annual processing capacity of approximately 5.18 million cubic meters of sawlogs and an aggregate installed annual production capacity of approximately 2.98 million cubic meters of lumber. Contractors that are not related to us or to each other operate our nine sawmills in Chile. We operate our sawmills in coordination with our forestry and sales operations, since our sawn timber is generally produced in accordance with customer specifications. All of our sawmills are located near our pine plantations.

As of December 31, 2008, we also own six remanufacturing facilities, five in Chile and one in Argentina, that reprocess sawn timber into remanufactured wood products, such as moldings, jams and pre-cut pieces that end users require for doors, furniture and door and window frames. These facilities produced 332,000 cubic meters of remanufactured wood products in 2008. During 2008, the decrease in demand of sawn timber products due primarily to the credit crisis and the continued downturn in the real estate market in the United States resulted in our decision to close the following facilities (indicating the date of closure and the annual lumber production capacity of each facility):

•	the Arapoti sawmill (closed on March 31, 2008 with an annual production capacity of 250,000 cubic meters),

•	the Lomas Coloradas sawmill (closed on August 9, 2008 with an annual production capacity of 250,000 cubic meters),

•	the Coronel sawmill (closed on November 17, 2008 with an annual production capacity of 150,000 cubic meters), and

•	the Coelemu sawmill (closed on December 30, 2008 with an annual production capacity of 80,000 cubic meters).

Aserraderos Arauco S.A. was established in 1993 to centralize management and control production in our sawmill and remanufacturing operations. Our sawmills and remanufacturing facilities in Chile are currently operated by independent contractors that are paid sawing service fees calculated on a fixed and variable basis depending on productivity, with price renegotiations in the event of material changes in costs or productivity. Each of our 13 independent contractors operates exclusively for us and only with respect to one sawmill or remanufacturing facility. We believe that our arrangements with independent contractors provide us with greater flexibility and efficiency than performing such activities on our own. We operate our sawmills and remanufacturing facilities in Argentina.

The following is a brief description of our sawmills and remanufacturing facilities and their production capacity, as of December 31, 2008.

Chile

Cholguán Sawmill. This sawmill was acquired in March 2000 and has installed annual production capacity of approximately 300,000 cubic meters of lumber, as well as drying kiln facilities and two remanufacturing facilities with installed annual production capacity of approximately 70,000 cubic meters of remanufactured wood products. The Cholguán sawmill also has a special facility for making laminating beams with installed annual production capacity of approximately 11,200 cubic meters and drying facilities with installed annual production capacity of approximately 252,000 cubic meters.

Coelemu Sawmill. This sawmill has installed annual production capacity of approximately 80,000 cubic meters of lumber. This sawmill temporarily closed on December 30, 2008 as a result of the negative impact that the housing market crisis in the United States had on our wood division. We do not have plans to reopen the Coelemu sawmill during 2009.

Colorado Sawmill. This sawmill has installed annual production capacity of approximately 320,000 cubic meters of lumber and produces “green” sawn timber (or sawn timber that is not kiln dried) for the Chilean, Japanese and Middle Eastern markets. It also has drying facilities with installed annual production capacity of approximately 181,000 cubic meters.

Coronel Sawmill. This sawmill was acquired from Forestal Bío-Bío S.A. in October 2006. It has installed annual production capacity of approximately 150,000 cubic meters of sawn timber. It is also equipped with drying kilns with installed annual production capacity of approximately 130,000 cubic meters. This sawmill temporarily closed on November 17, 2008 as a result of the negative impact that the housing market crisis in the United States had on our wood division. We do not have plans to reopen the Coronel sawmill during 2009.

El Cruce Sawmill. This sawmill has installed annual production capacity of approximately 85,000 cubic meters of lumber.

Horcones I Sawmill. This sawmill has installed annual production capacity of approximately 360,000 cubic meters of lumber. It also has drying kilns with installed annual production capacity of approximately 412,000 cubic meters and a remanufacturing facility with installed annual production capacity of approximately 136,000 cubic meters of remanufactured wood products.

Horcones II Sawmill. This sawmill has installed annual production capacity of approximately 225,000 cubic meters of lumber, as well as drying kiln facilities with installed annual production capacity of approximately 206,000 cubic meters.

Lomas Coloradas Remanufacturing facility. This remanufacturing facility with a capacity of 36,000 cubic meters per year was temporarily closed in 2008 as a result of the negative impact that the housing market crisis in the United States had on our wood division. The sawmill included in the facility was acquired from Cementos Bío-Bío S.A. in June 2006 with an installed annual production capacity of approximately 250,000 cubic meters of sawn timber. This sawmill was permanently closed in 2008 as a result of the negative impact that the housing market crisis in the United States had on our wood division.

Mutrún Sawmill. This sawmill has installed annual production capacity of approximately 130,000 cubic meters of lumber. It is also equipped with drying kilns with installed annual production capacity of approximately 90,000 cubic meters.

Nueva Aldea Sawmill. This sawmill has installed annual production capacity of approximately 430,000 cubic meters of sawn timber. It is also equipped with drying kilns with installed annual production capacity of approximately 355,000 cubic meters.

Valdivia Sawmill. This sawmill has installed annual production capacity of approximately 340,000 cubic meters of lumber. It also has drying facilities with installed annual production capacity of approximately 290,000 cubic meters of remanufactured wood products and a remanufacturing facility with installed annual production capacity of approximately 72,000 cubic meters of remanufactured wood products.

Viñales Sawmill. This sawmill has installed annual production capacity of approximately 240,000 cubic meters of lumber. It is also equipped with drying kilns with installed annual production capacity of approximately 231,000 cubic meters and a remanufacturing facility with installed annual production capacity of approximately 120,000 cubic meters of remanufactured wood products. During 2009, we plan to add additional 140,000 cubic meters of production capacity.

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

Brazil

Arapoti Sawmill. We acquired this sawmill as part of the agreement with Stora Enso on September 27, 2007. This sawmill has an installed annual capacity of production of approximately 250,000 cubic meters of lumber. It was closed on March 31, 2008 due to the appreciation of the Brazilian real against the U.S. dollar and the housing market crisis in the United States, which has negatively affected the wood division. We do not have plans to reopen the Arapoti sawmill during 2009.

Forestry Products

Our forestry products are sawlogs, pulplogs, posts and chips. As a result of our forest management policies and the increasing maturity of our plantations, our plantations are yielding increasing volumes of forestry products, particularly clear wood. As the volume of clear wood has grown, we have broadened our range of forestry products. For the year ended December 31, 2008, sales of forestry products were U.S.$106.9 million, representing 2.9% of our sales revenues for such year.

The following table sets forth, by category, forestry product sales to unaffiliated third parties for each of the years indicated.

	Year ended December 31,
	2004	2005	2006	2007	2008
	(in thousands of cubic meters)
Sawlogs	941	1,457	1,474	1,562	1,745
Pulplogs	177	254	239	149	457
Posts	101	88	34	4	15
Chips	2	109	178	150	96

Sustainable Development

As part of our efforts to reduce greenhouse gas emissions, in June 2007, we registered three electricity co-generation power plants as projects of the Clean Development Mechanism within the Kyoto Protocol. The three power plants, located in Trupán, Nueva Aldea (first phase) and Nueva Aldea (second phase), generate electricity through forestry biomass, which is a renewable resource, and replace fossil fuel energy from the electricity grid. In connection with the Clean Development Mechanism, in June 2007, we sold 482,129 Certified Emission Reductions (CERs or “carbon credits”). The CERs were sold to Tokyo Electric Power Company (TEPCO), a Japanese company. With this issuance, we became the first Chilean forestry company to issue CERs through the Clean Development Mechanism of the Kyoto Protocol. In October 2008, we sold 255,592 tons of CERs resulting from our use of forest biomass to fuel electric energy cogeneration units at our Nueva Aldea and Trupan facilities.

In May 2008, we approved the construction of a new biomass cogeneration plant with a capacity of 25 Megawatts per year and a power boiler with a capacity of 210 tons per hour of steam in the Horcones complex. We anticipate the plant and boiler will commence operations in the second half of 2009. This operation will represent an investment of approximately U.S.$70 million. We expect that this operation will generate a surplus of energy of 24 Megawatts per year to be contributed to the Chilean Central Interconnected System, which distributes electrical power throughout the Central and Southern Regions of Chile. We also expect to apply for the registration of the operation as a project of the Clean Development Mechanism under the Kyoto Protocol.

In January 2009, we announced plans to complete a Carbon Footprint Assessment (CFA) in furtherance of the following three principal objectives: to determine the amount of carbon dioxide stored in our wood products, to calculate the carbon dioxide emissions resulting from our plantation business and to establish company-wide annual greenhouse gas emissions standards. We expect to have the results of the assessment by June 2009.

Competition

We experience substantial worldwide competition in each of our geographical markets and in each of our product lines. Several of our competitors are larger than we are and may have greater financial and other resources than we have.

Pulp

We face competition in our pulp sales from one other major Chilean producer, CMPC Celulosa S.A., and from pulp producers in other regions, particularly Canada, the United States, New Zealand and the Scandinavian countries for soft wood bleached market pulp, Brazil and Indonesia for hardwood bleached market pulp and South Africa, Portugal and Russia for unbleached market pulp.

Plywood and fiberboard panels

Arauco’s principal competitors in the plywood markets are located in the United States, Finland and Russia. In some regions, Arauco also competes with hardwood plywood produced in China, Africa and other regions of the world.

Arauco’s main competitors in the fiberboard (MDF) market are Masisa, a panel producer in Latin America, and other large producers of South America, New Zealand, Australia and North America. In our exports to Asia and Middle East, Arauco also competes with producers in Malaysia, Korea and China.

Wood and forestry products

Arauco’s main competitors in the forestry and wood products markets are the major European, North American, New Zealand and Chilean forestry companies. Arauco believes that its operating efficiencies, its competitive logistics costs, its ability to produce multiple specifications per its customers’ request, its presence in over forty countries and the versatility of radiate and taeda pine allows it to compete effectively in the world market for forestry and wood products.

Transportation, Storage and Distribution

To remain competitive with pulp suppliers elsewhere in the world, we ship our products to various distribution centers around the world from which final delivery to the customer is made. Historically, we and other Chilean forestry products producers have coordinated our transportation requirements to achieve larger lots to fill specially designed forestry products ships and thus obtain competitive freight rates.

The following are the principal Chilean ports that we use:

•

Coronel. A private port located between Concepción and the Arauco Mill, which we constructed as a member of a consortium with five other companies and in which we have an equity interest of 50.0%. We shipped approximately 21.59% of our aggregate export volume through this port in 2008;

•	Lirquén. A private port in Concepción in which we have an equity interest of 20.1% and through which we shipped approximately 34.38% of our aggregate export volume during 2008; and

•	San Vicente and Talcahuano. State-owned ports near the city of Concepción through which we shipped approximately 43.99% of our aggregate export volume during 2008.

The ports we use in Chile are approximately 55 kilometers from the Arauco Mill, 330 kilometers from the Constitución Mill, 370 kilometers from the Licancel Mill, 100 kilometers from the Nueva Aldea Mill, and 410 kilometers from the Valdivia Mill. We do not own pulp storage warehouses in any of these ports.

We ship pulp to various ports in Europe, North and South America and Asia and, as is customary in the pulp industry, we store some stock in those ports. We use 13 foreign ports that have warehouse facilities available, and standard storage terms provide that we are entitled to a certain period of storage free of charge. We seek to ensure that it does not exceed the free storage period for each shipment. At December 31, 2008, we had approximately 147,135 metric tons in storage in warehouses at foreign ports.

We believe that our shipping costs are comparable to those of our international competitors, notwithstanding Chile’s greater distance from Europe, because of the proximity of our plantations and mills to the Pacific coast and the economies of scale we achieve through the volume of our exports.

In Argentina, timely and economical delivery of finished products to our customers is an important factor in our ability to compete effectively, and we ship most orders either by truck or railway almost immediately after they are produced.

Description of Property

Our principal properties consist of land and production plants and facilities, the majority of which are located in Chile. At December 31, 2008, we owned approximately 1,090,627 hectares of land in Chile, over 730,210 hectares of which consist of forest plantations, and 418,411 hectares of land in Argentina, Brazil and Uruguay, of which 218,158 consist of forest plantations. In addition, at December 31, 2008, we owned various plants and facilities, including five pulp mills, four panel mills, nine sawmills and five remanufacturing facilities in Chile; one pulp mill, two sawmills, one MDF mill, one PBO mill and one remanufacturing facility in Argentina; and one MDF mill, one PBO mill and one sawmill in Brazil. In Brazil, the Arapoti sawmill was closed on March 31, 2008. In Chile, the Lomas Coloradas sawmill, the Coronel sawmill and the Coelemu sawmill were closed in 2008.

Insurance

Consistent with industry practice, we maintain fire insurance coverage for all our Chilean forest holdings and nurseries but do not insure against pests or disease. Depending on the age of the trees affected, our insurance covers timber loss, either at replacement cost or commercial value. In Argentina we maintain fire insurance for 15,000 hectares of timber assets located in the Campana region, near Buenos Aires. For the rest of our Argentine operations we do not maintain fire insurance for our timber assets because we believe that the risk of damage from fire is low because Argentina receives significant amounts of rainfall, particularly during the summer months. We do not carry fire insurance for our forests in Brazil because the risk of damage from fire does not justify the costs of carrying insurance.

We also carry insurance, consistent with industry practice, covering our production plants, facilities and equipment. This insurance provides coverage, in the event of fire, explosion, machinery breakdown or natural disaster, for 12 months of business interruptions (18 months in the case of a boiler explosion in our pulp mills). All of our insurance policies covering our forest holdings and production plants, facilities and equipment in Chile are carried by the RSA group, La Chilena Consolidada (part of Zürich Financial Services Group) and La Interamericana (part of American International Group, Inc.).

The forestry insurance is carried by the RSA and Penta Security Compañía de Seguros SA. Our insurance policies for facilities and equipment in Argentina are carried by RSA, La Meridional (part of American International Group, Inc.) and the Zürich Financial Services Group, and these policies cover damage resulting from fire. Our MDF and particleboard mills in Brazil are insured by Itaú XL Seguros Corporativos, and these policies cover fire, explosions, electrical damage, equipment damage and loss of profit.

CAPITAL EXPENDITURES

To utilize our increasing volume of forest production, we have added to, expanded and modernized our processing facilities. In 2008, aggregate capital expenditures were U.S.$451.9 million, consisting primarily of U.S.$189.0 million in acquisitions of plantations, U.S.$35.3 million in internal projects within our existing mills, U.S.$47.5 million in the construction of a new biomass cogeneration plant in the Horcones Complex, U.S.$29.5 million in the construction of the Nueva Aldea Pipeline and U.S.$14.3 million in the installation of a new biomass cogeneration power plant in the Viñales sawmill.

These capital expenditures represent amounts accrued for purposes of our audited consolidated financial statements and do not necessarily represent the cash cost of capital expenditures in 2008.

For the year ending December 31, 2009, we have planned capital expenditures of approximately U.S.$277.2 million, which principally include U.S$74.8 million in acquisitions of plantations, U.S.$112.7 million in internal projects within our existing mills and an additional U.S.$19.5 million for the biomass cogeneration power plant in the Viñales sawmill.

We also plan to invest U.S.$171.5 million in the joint acquisition with Stora Enso in Uruguay during the second half of 2009.

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

On June 6, 2005, the COREMA for the Tenth Region of Chile modified our permit for the Valdivia Mill by, among other requirements, reducing the annual production capacity of the mill to 440,000 metric tons until we complied with certain conditions, which included additional monitoring of some aspects of our emissions. In addition, the modifications set new emission limits for several pollutants and require us to conduct a new environmental impact study for an alternative system for the discharge of wastewater, which we were directed to submit to the COREMA for the Tenth Region of Chile for approval no later than March 31, 2006. On February 1, 2006, the COREMA for the Tenth Region of Chile extended this deadline to March 31, 2007. We must construct and implement the alternative system, which cannot involve the discharge of effluents into the Cruces River, the Carlos Anwandter Sanctuary or their sources, within 15 months of approval of the environmental impact study in final form. The COREMA initially extended the deadline for the presentation of this environmental impact study to April 2007 and, prior to the expiration of the April 2007 deadline, extended it again to March 31, 2009. On February 19, 2009, we submitted to the COREMA of the Fourteenth Region of Chile an environmental impact study for the construction of a pipeline to discharge the Valdivia Mill’s wastewater in the Pacific Ocean near Punta Maiquillahue, that is, in a body of water other than the Cruces River, the Carlos Anwandter Nature Sanctuary or their sources. In April 2007, when it approved the March 31, 2009 deadline, the COREMA required us to present an additional environmental impact study for the implementation of substantial technological improvements on the quality of the effluents generated by the Valdivia Mill. We submitted this environmental impact study on June 13, 2007.

On June 30, 2008, the COREMA approved that environmental impact study. However, the approval was subject to certain conditions that, in the opinion of Arauco, affected the feasibility of the project. For such reason, Arauco filed an appeal (recurso de reclamación) before the Directive Council (Consejo Directivo) of the CONAMA challenging the conditions. As of the date of this annual report, we have not been notified of the resolution of that appeal.

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

The study indicated in its second progress report that the disappearance of the “luchecillo,” a water weed that was an important food source of the black-necked swans, was likely related to natural causes. Specifically, the study proposed that the disappearance of the “luchecillo” was caused by the convergence of three factors in May 2004: (i) low levels of precipitation, (ii) low levels of water flow in the rivers and the wetland and (iii) three instances in which temperatures reached zero degrees Celsius or lower. According to the study, the simultaneous occurrence of these factors was likely responsible for the disappearance of the “luchecillo” which, in turn, lead to the death and migration of the swans. This second progress report was followed by a final report issued by the Science Faculty of the University of Chile, which was not approved by CONAF.

The COREMA for the Tenth Region of Chile appointed a Canadian consulting company, Ecometrix, to analyze and prepare a report on different feasible alternatives for discharge of the Valdivia Mill effluents. In August 2008, the consulting firm identified certain locations as suitable alternatives for discharging the effluents, one of which is the alternative we proposed in our environmental impact study. Approval by the COREMA of our environmental impact study regarding a pipeline, the construction and operation of such a pipeline and also the approval of the environmental impact study regarding the improvement of the quality of the effluents are each subject to many environmental, regulatory, engineering and political uncertainties at this time. As a result, we cannot give you any assurance that such projects will ever be approved or completed. If either our environmental study about the pipeline is rejected, or the installation of the pipeline is delayed for reasons attributable to us, we may face sanctions that include warnings, fines or the revocation of the Valdivia Mill’s environmental permit of operation. Alternatively, if any rejection or delays are attributable to reasons beyond our control, we believe that COREMA should extend the applicable deadlines. However, we cannot provide assurances that any deadline extensions would be granted, even if we comply with all the requirements that may be set forth by COREMA. Any future suspension of operations at the Valdivia Mill or at any other of our significant operating plants can be expected to have similar adverse effects. We offer no assurance that the Valdivia Mill will be able to operate without further interruption.

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

On June 16, 2009, we submitted to the COREMA a request to increase our production by 20% in the Valdivia Mill. If the request is approved, the Valdivia Mill would increase its production from 550,000 metric tons per year to 660,000 metric tons per year, fully complying with current environmental regulations. The increase would be achieved through the optimization of our current production process, and does not require investments in additional equipment.

Argentina

Our operations in Argentina are subject to Argentine environmental legislation, including regulation by municipal, provincial and federal governmental authorities. Argentine environmental legislation includes the requirement that water used or recovered in the production process be treated and purified before being returned to the Paraná River at the proper temperature. All gaseous emissions must be scrubbed to ensure satisfactory levels of waste particle recovery and odor removal. Regular testing of river and air quality is used to monitor the ultimate impact of the mill on the environment.

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

Forestry Regulation

Chile

The management and exploitation of forests in Chile is regulated by the Forests Law of 1931, as amended, and Decree-Law No. 701 of 1974, as amended. The Forests Law and Decree-Law No. 701 impose a variety of restrictions on the management and exploitation of forests. Forestry activities, including thinning, on land that is designated as preferably suited for forests or that has natural or planted forests, are subject to management plans that require the approval of the CONAF. In addition, the Forests Law and Decree-Law No. 701 impose certain standards for the prevention of forest fires, as well as fines for the harvesting or destruction of trees and shrubs in violation of the terms of a forest management plan. We believe that we are in material compliance with the Forests Law and Decree-Law No. 701.

In June 2008, the Executive Office of the President of Chile presented to the Chilean Congress a bill that would create a Ministry of the Environment, a Superintendency of the Environment and a Service of Environmental Evaluation and would include substantial modifications to the Chilean Environmental Law. The bill is currently under review by the Chilean Congress.

Law No. 20,283, published in the Official Gazette on July 30, 2008, provides a new policy for the management and conservation of native tree forests and forest development. Its purposes are the protection, recovery and improvement of native forests in order to guarantee both forest sustainability and environmental policy. This law establishes a fund for the conservation and sustainable management of native forests. According to the new law, owners of native forests are able to exploit them so long as they have a “management plan” approved by the National Forestry Corporation. Depending on the owner’s approved plan, as well as other factors, the subsidy provided by the fund may vary between U.S.$200 and U.S.$400 per hectare. The law also prohibits the harvesting of native trees in certain areas and under certain conditions. Management believes that this law will not have a material effect on our business. Currently, we do not perform clear cutting of native forest or any cutting in areas protected by the law, including the area surrounding rivers and streams, areas of notable environmental interest or areas with particularly fragile soil conditions.

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

Overview

We derive our sales revenue from the sale of bleached and unbleached pulp, forestry products, such as sawlogs and pulplogs, plywood and fiberboard panels and wood products, such as sawn timber and remanufactured wood products. For the year ended December 31, 2008, export sales constituted approximately 76% of our total sales revenue. Sales of pulp constitute the single largest component of our sales revenue. As with many commodities, pulp is subject to significant cyclical price fluctuations determined by global supply and demand. Accordingly, our sales revenue is subject to cyclical fluctuations. World prices for forestry and wood products, which are also generally viewed as commodities, fluctuate significantly.

Although prices tend to have the most significant effect on our results of operations, sales volume and product mix, costs and exchange rate fluctuations also can have a substantial impact on our results.

Our business and results of operations depend, to a large extent, on the level of economic activity, on government and foreign exchange policies and on political and economic developments in our principal export markets. In 2008, we exported our products to Asia, to North, Central and South America, to Europe and, to a lesser extent, to Africa and the Middle East. In 2008, approximately 93.8% of our total pulp sales and approximately 64.5% of our total forestry, wood products and panel product sales were attributable to exports, principally to customers in the Americas, Asia and Western Europe. Our business, earnings and prospects may be materially and adversely affected by developments in these export markets with respect to inflation, interest rates, currency fluctuations, protectionism, government subsidies, price and wage controls, exchange control regulations, taxation, expropriation or social instability, as well as by political, economic or diplomatic developments.

At December 31, 2008, approximately 78.4% of our property, plant, equipment and forest assets were located in Chile, approximately 13.4% were located in Argentina and approximately 8.2% were located in Brazil. In 2008, approximately 80% of our consolidated sales revenue was derived from our operations in Chile, approximately 12.6% of our consolidated sales revenue was derived from our operations in Argentina, and approximately 7.4% of our consolidated sales revenue was derived from our operations in Brazil. Accordingly, our financial condition and results of operations depend, to a significant degree, upon economic conditions in Chile, Argentina and Brazil.

Despite growth in the 1980s and 1990s, the Chilean economy has remained smaller than that of certain other Latin American countries. In 2000, the Chilean GDP grew 4.5%, but growth slowed to 3.4% in 2001, 2.2% in 2002 and 3.9% in 2003. In 2004, GDP growth was stronger than previous years, reaching 6.2%. The GDP grew at a slower rate in subsequent years (4.0% in 2006, 5.1% in 2007 and 3.2% in 2008). The Chilean GDP is expected to grow at a lower rate in 2009, as compared to 2008, due to the financial crisis.

From late 1998 to 2002, the Argentine economy went through an economic recession marked by reduced levels of consumption and investment and an elevated unemployment rate. Argentine GDP decreased by 0.8% in 2000, 4.0% in 2001 and 10.9% in 2002. In December 2001, amid public demonstrations and the resignation of the Argentine president, Argentina declared a suspension on payment of its foreign debt. In early 2002, the government released the Argentine peso from its one-to-one peg to the dollar and allowed the exchange rate to float, resulting in a 49.6% devaluation of the Argentine peso from January 1, 2002 to December 31, 2002. From 2003 to 2008, economic indicators showed signs of recovery, and the Argentine GDP increased by 8.8% in 2003, 9.0% in 2004, 9.2% in 2005, 8.7% in 2006, 9.1% in 2007. In 2008 the Argentine economy growth slowed to 7.0% and it is expected to achieve a lower GDP growth in 2009 than the previous years due to the financial crisis. The future economic, social and political developments in Argentina, over which we have no control, could impair Alto Paraná’s business, financial condition or results of operations.

Brazil’s GDP grew by an estimated 4.8% in real terms in 2008, compared to a growth rate of 5.4% in 2007 and 3.7% in 2006. This decrease will be deeper during 2009 due to the financial crisis. Analyzing the previous years, the GDP decreased 0.5% in 2003, mainly due to uncertainty regarding the election process and new economic policies to be implemented by the newly elected government of President Luis Ignacio Lula da Silva. The Brazilian real/U.S. dollar exchange rate also experienced turbulence in that period. During 2001, the Brazilian real declined in value by 18.7% against the U.S. dollar, and in 2002, it further devalued by 52.3%, closing at R$3.5333/U.S.$1.00 on December 31, 2002. These changes were attributable primarily to uncertainties regarding the ongoing presidential election process. Those concerns dissipated during 2003, resulting in an appreciation of the Brazilian real by 18.2% against the U.S. dollar in that year. During 2004, the Brazilian real continued to recover against the U.S. dollar, with an 8.8% appreciation. The Brazilian real appreciated 20.7% in 2007 and depreciated 32.2% in 2008.

The international economic crisis has severely impacted the global paper industry, and current global economic conditions have resulted in a decrease in demand for forest products in all markets, including Latin America. Our financial condition and results of operations could be materially and adversely affected if the global economic conditions continue to deteriorate.

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

In June 2007, we submitted to the COREMA of the Tenth Region of Chile an environmental impact study for the implementation of substantial technological improvements on the quality of the effluents generated by the Valdivia Mill. On June 30, 2008, the COREMA approved that environmental impact study. However, the approval was subject to certain conditions that, in the opinion of Arauco, affected the feasibility of the project. For such reason, Arauco filed an appeal (recurso de reclamación) before the Directive Council (Consejo Directivo) of the CONAMA challenging the conditions. As of the date of this annual report, we have not been notified of the resolution of that appeal.

On February 19, 2009, we submitted to the COREMA of the Fourteenth Region of Chile an environmental impact study for the construction of a pipeline to discharge the Valdivia Mill’s wastewater in the Pacific Ocean near Punta Maiquillahue, that is, in a body of water other than the Cruces River, the Carlos Anwandter Nature Sanctuary or their sources. We expect that the construction and operation of this pipeline will commence no later than 15 months from the date in which the COREMA finally and definitely approves the environmental impact study in its final form. The COREMA has also appointed a consulting firm to analyze and prepare a report on different feasible alternatives for discharge of the Valdivia Mill effluents. In August 2008, the consulting firm identified certain locations as suitable alternatives for discharging the effluents, one of which is the alternative we proposed in our environmental impact study.

Approval by the COREMA of our environmental impact studies regarding the pipeline and the improvement of the quality of the effluents, and the construction and operation of the pipeline are each subject to many environmental, regulatory, engineering and political uncertainties. As a result, we cannot provide any assurances that the projects will ever be approved or completed. If either our environmental study about the pipeline is rejected, or the installation of the pipeline is delayed for reasons attributable to us, we may face sanctions that include warnings, fines or the revocation of the Valdivia Mill’s environmental permit of operation. Alternatively, if any rejection or delays are attributable to reasons beyond our control, we believe that COREMA should extend the applicable deadlines. However, we can provide no assurances that any deadline extensions would be granted, even if we comply with all the requirements that may be set forth by COREMA. See “Item 4. Information on the Company—Description of Business—Pulp—Pulp mills—Chile—Valdivia Mill.”

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

The study indicated in its second progress report that the disappearance of the “luchecillo,” a water weed that was an important food source of the black-necked swans, was likely related to natural causes. Specifically, the study proposed that the disappearance of the “luchecillo” was caused by the convergence of three factors in May 2004: (i) low levels of precipitation, (ii) low levels of water flow in the rivers and the wetland and (iii) three instances in which temperatures reached zero degrees Celsius or lower. According to the study, the simultaneous occurrence of these factors was likely responsible for the disappearance of the “luchecillo” which, in turn, lead to the death and migration of the swans. This second progress report was followed by a final report issued by the Science Faculty of the University of Chile, which was not approved by CONAF.

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

We estimate that the suspension of operations at the Licancel Mill resulted in a loss of profits of approximately U.S.$4 million per month. The proceedings and the related sanctions are included in detail in Note 12 to our audited consolidated financial statements. Several administrative and judicial proceedings have been commenced regarding the events at the Licancel Mill and the death of fish at the Mataquito River, including a civil lawsuit instituted by the National Defense Council seeking reparations, damages and indemnification from us for environmental harm allegedly caused by the Licancel Mill. In 2008, we invested U.S.$8 million in a new effluent treatment system to decrease the likelihood of future suspensions. However, we can offer no assurance that the Licancel Mill will be able to operate without further interruptions. Any future suspension of operations at the Licancel Mill may adversely affect our business, financial condition and results of operations. See “Item 8. Financial Information—Legal Proceedings” and “Item 4. Information on the Company—Description of Business—Pulp—Pulp mills—Chile—Licancel Mill.”

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

The following table sets forth, for the periods indicated, average unit sales prices for our products.

	Year ended December 31,(1)
Product(2)	2006	2007	2008
	(U.S.$ per metric ton)(3)
Pulp
Bleached pulp	579.4	667.3	670.5
Unbleached pulp	523.5	628.1	572.8

	(U.S.$ per cubic meter)(3)
Wood Products
Sawn timber	197.1	207.6	183.4
Remanufactured wood products	537.6	564.7	708.0

Panels
Plywood and fiberboard panels	300.8	347.9	395.6

Forestry Products
Sawlogs	38.3	45.1	46.1
Pulplogs	33.1	23.3	28.1
Posts	230.4	246.8	216.5

(1)	Calculated as average unit prices for the year based on our internally collected data.
(2)	Each category of product contains different grades and types and the shipping terms vary with the product, as well as the customer.
(3)	We generally quote our prices in U.S. dollars for export sales and in Chilean pesos, Argentine pesos or Brazilian reals for domestic sales.

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

Over the last five years, the average price, on an annual basis, for Norscan bleached softwood kraft market pulp, or NBSK, which is the benchmark for softwood bleached pulp, has ranged from a low of U.S.$559.98 per ton in January 2004 to a high of U.S.$904.40 per ton in May 2008. The price for NBSK was U.S.$621 per ton at December 31, 2004, a 10.9% increase over December 31, 2003, and U.S.$598.69 per ton at December 31, 2005, a 3.61% decrease as compared to December 31, 2004. The price of U.S.$730.0 per ton recorded at December 31, 2006 represented an increase of 21.9% as compared to December 31, 2005. The price for NBSK was U.S.$869.30 at December 31, 2007, which represented an increase of 19.1% when compared to December 31, 2006. The price for NBSK was U.S.$641.51 at December 31, 2008, a 26.20% decrease as compared to December 31, 2007. This decrease is mainly explained by the global economic crisis that deteriorated the pulp market and most other commodities, along with an oversupply of pulp despite the production curtailment mostly in Northern Hemisphere mills. Recession in developed countries, along with unemployment decreased demand for office paper, which is produced using bleached pulp.

Prices for bleached grades of pulp, including eucalyptus, generally follow the same pattern as prices for NBSK. However, each grade follows its own cycle based on market demand and production capacity. During the last five years, the majority of the new capacity developed has been for hardwood pulp, particularly eucalyptus pulp. This has led to a greater spread between the prices for hardwood and for softwood. The price for eucalyptus kraft pulp delivered in Northern Europe, or BEKP, was U.S.$450 per ton at January 1, 2003, U.S.$10 per ton above the price for NBSK, and was U.S.$500 per ton at December 31, 2003, U.S.$60 per ton below the price for NBSK. The market price for BEKP U.S.$520 per ton at December 31, 2004, a 4% increase over the price of December 2003. At December 31, 2005, the price for BEKP was U.S.$589 per ton, an increase of 13.3% over the price of December 2004. At December 31, 2006, the price for BEKP was U.S.$671.6 per ton, an increase of 14.0% over the price at December 2005. The price for BEKP at December 31, 2007 reached U.S.$775.20, an increase of 15.4% when compared to the price at December 2006. At December 31, 2008, the price for BEKP was U.S.$584.54, a 24.59% decrease as compared to December 31, 2007.

Prices for unbleached softwood market pulp also follow cyclical patterns related to worldwide demand. Unbleached softwood market pulp represents about 4.26% of the total wood pulp market. The majority of such pulp is sold in Asia, and its price does not necessarily follow the cycle of prices for NBSK.

During 2004, UKP (unbleached pulp) prices consistently rose, reaching U.S.$575 per ton by December 31, an increase of 8.5% with respect to December 31, 2003. In 2005, prices fluctuated throughout the year reaching U.S.$460 per ton by December 31, 2005, a decrease of 20% as compared to the price of December 31, 2004. In 2006, UKP prices increased reaching U.S.$586.9 per ton by December 31, 2006, an increase of 27.5% as compared to the price of December 31, 2005. The price for UKP at December 31, 2007 reached U.S.$598.5, an increase of 19.8% when compared to December 31, 2006. The price of UKP at December 31, 2008 dropped to U.S.$455.76, a decrease of 23.8% as compared to December 31, 2007. Similar to bleached pulp, UKP price decline is also explained by the global economic crisis that has affected demand for unbleached pulp.

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

The complications related to the United States construction and real estate markets continued throughout 2007. The construction sector has continued to be affected by a significant stock of unsold houses, which caused construction to fall 30% in the United States during 2007. This negatively affected the sales volume of wood. Prices of moldings and wood continued to decrease. From a commercial point of view, 2007 was marked by an increase in the demand in virtually all markets for panels. In Europe, consumer trends favoring products with a sustainable forestry management certification increased demand for the entire range of Arauco’s panels. In the United States, the strong contraction of the real estate sector adversely affected the sale of MDF moldings. This was offset, however, by the strong increase in the demand for MDF boards in Latin America. In the case of Arauco’s plywood panels, the demand benefited from a decrease in the supply from other manufacturers and by the highly diversified applications of these products unrelated to the construction sector.

The slowdown in the global growth markets during 2008 continued to affect the demand for timber in all markets. The construction sector continued to decline in the United States. In particular, the construction of houses declined to a rate of approximately 550,000 houses per year by December 2008, which negatively compares with the 2 million homes built in the United States during 2006. This decline negatively affected the sales volume and prices of wood and moldings, which reached their lowest levels during the last quarter of 2008.

During most of 2008 there was a consistent demand for panels, which resulted in an increase in price in most of the products produced by Arauco. During the latter part of 2008, however, demand lowered, which negatively affected sales volume and prices of plywood and MDF in most markets, especially in the United States and Europe. The outlook for these markets does not look favorable and we expect to see signs of recovery no earlier than beginning of 2010.

Prices for our pulp, forestry and wood products may decline in the future. Our results of operations may be materially adversely affected if the prices of our products were to decline from current levels.

Costs

Our major costs of sales are the following:

•	costs related to harvesting (forestry works),

•	the cost of timber,

•	the cost of mill processing,

•	the cost of freight,

•	depreciation, and

•	maintenance costs.

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

During 2008, cost of sales increased principally due to higher cost of wood. Cost of chemicals and freight costs also increased due to a high average price in petroleum, especially during the first three quarters of the year.

Exchange Rate Fluctuations

The Chilean peso has been subject to devaluation in the past and could be subject to significant fluctuations in the future. During 2008, the value of the Chilean peso relative to the U.S. dollar decreased approximately 21% in nominal terms and approximately 15.4% in real terms, based on the observed exchange rates on December 31, 2007 and December 31, 2008. The observed exchange rate on June 22, 2009 was Ch$534.42 to U.S.$1.00. For information regarding historical rates of exchange in Chile from January 1, 2004 see “Item 3. Key Information—Exchange Rates.”

We generally price our exports in U.S. dollars, whereas our domestic sales in Chile are priced in Chilean pesos; domestic sales in Brazil are priced in reals and domestic sales in Argentina are priced in Argentinean pesos except for pulp sales, which are priced in U.S. dollars. To the extent that the Chilean peso depreciates against the U.S. dollar, our domestic sales revenues may be adversely affected when expressed in U.S. dollars. The same effects may occur for our domestic sales in Argentina and Brazil for products sold in each of the respective local currencies. The effect of exchange rate fluctuations is partially offset by the fact that certain of our operating expenses are denominated in U.S. dollars (such as our freight costs and selling expenses in the form of commissions paid to our sales agents abroad) and a significant part of our indebtedness is denominated in U.S. dollars. As of December 31, 2008, our U.S. dollar-denominated indebtedness was U.S.$2.4 billion. In addition, as the U.S. dollar appreciates against the local currency in any of our export markets, we must from time to time price our sales in that local currency to compete effectively.

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

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, whenever events in circumstances indicate that the carrying amount of an asset may not be recoverable, property, plant and equipment assets are evaluated for possible impairment on a specific asset basis or in groups of similar assets, as applicable. This process requires us to estimate future cash flows generated by each asset or group of assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. We use our operational budgets to estimate future cash flows. Budgets are inherently uncertain estimates of future performance due to the fact that all inputs, including net sales, costs, maintenance expenses and capital expenditures, are subject to frequent change for many different reasons, including the reasons previously described above under “Overview.” For any instance where this evaluation process indicates that estimated future cash flows generated by the assets will be not sufficient to recover the carrying amounts, the appropriate asset’s carrying values are written down to net realizable value and the amount of the write-down is charged against the results of operation. The impairment charge is measured based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including a discounted value of estimated future cash flows. If we overestimated market prices or our future cash flows by 10%, the reported value of our property, plant and equipment would not be materially affected as of December 31, 2008. As further described in Note 14 to our audited consolidated financial statements, this analysis resulted in an impairment charge of U.S.$65.4 million in 2008.

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

Depletion

Depletion, or the costs attributed to timber harvested, is determined according to each identifiable farm block that is in the harvesting stage, based on the relationship between unamortized timber costs and the estimated volume of recoverable timber multiplied by the amount of timber cut. Our estimated volume of forest recoverable is based on statistical information and data obtained from physical measurements and other information gathering techniques. This information gathered and data used requires, to a certain extent, estimates and judgments in determining the amount of forest recoverable. We review our depletion rate estimates on a recurring basis. Our statistical data indicates that, during 2008, our depletion rates were overstated by less than 5.87%. If our estimated volume of timber harvested at December 31, 2008 were overestimated by 10%, our reported cost of sales for the year ended December 31, 2008 would not be materially affected.

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

At December 31, 2008, our inventory reserves amounted to U.S.$0.6 million, which represented 0.1% of our total inventory. Additionally for the year ended December 31, 2008, our inventory write-downs represented 0.4% of our cost of sales. If our inventory reserves and write-downs were underestimated by 10%, our reported cost of sales for the year ended December 31, 2008 would not be materially affected.

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

Allowance for Doubtful Accounts

We provide an allowance for doubtful accounts based on a review of the specific receivable. A 100% provision is applied for those customers for whom collectability is in doubt. Management must make certain judgments and estimates in determining accounts that are considered to be in doubt. At December 31, 2008, our allowance for doubtful accounts amounted to U.S.$15.3 million, which represented 2.8% of our total trade accounts receivable. Additionally for the year ended December 31, 2008, our receivables write-downs represented 0.1% of our total operating costs and expenses. If our allowance for trade accounts receivable and write-downs were underestimated by 10%, our reported total operating costs and expenses for the year ended December 31, 2008 would not be materially affected.

Changes in Accounting Standards

In December 2008, the Financial Accounting Standards Board (FASB) issued FSP FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets.” This FSP amends FASB Statement No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” and requires an employer to separately disclose the fair value of each major category of plan assets of a defined benefit pension or postretirement plan. In addition, employers are required to disclose information enabling users to understand investment policies and strategies, assess the inputs and valuation techniques used to develop fair value measurements, and to disclose any significant concentrations of risks within plan assets. This FSP is effective for fiscal years ending after December 15, 2009, earlier application is permitted. The Company does not expect the adoption of this FSP to have an effect on its consolidated financial statements.

In December 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities.” This FSP amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” and FASB Interpretation No. 46, “Consolidation of Variable Interest Entities,” to expand financial statement disclosures required. This FSP is effective for the first reporting period ending after December 15, 2008. The application of this FSP did not have a material impact on the Company’s financial position or results of operations.

In November 2008, the FASB issued EITF Issue No. 08-6, “Equity Method Investment Accounting Considerations,” which provides clarification on the measurement of the initial carrying value of an equity investment, impairment assessment of underlying indefinite-lived intangible assets of an equity method investment, accounting for an equity method investee’s issuance of shares, and how to account for a change in investment from the equity method to the cost method. The guidance in this EITF is effective for fiscal years beginning on or after December 15, 2008, and is to be applied prospectively. The Company is currently evaluating the impact of this EITF on its financial position and results of operation.

In October 2008, the FASB issued FSP No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active.” This FSP would amend FASB Statement No. 157, “Fair Value Measurements,” to clarify its application in an inactive market by providing an illustrative example to demonstrate how the fair value of a financial asset is determined when the market for that financial asset is inactive. The FSP was effective upon issuance, including prior periods for which financial statements have not been issued. The application of this FSP did not have a material impact on the Company’s financial position or results of operations.

In September 2008, the FASB issued FSP FAS 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees; An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161,” to expand financial statement disclosures required for credit derivatives within the scope of Statement No. 133 and guarantees within the scope of Interpretation 45, as well as clarifying the effective date of FASB Statement No. 161. The FSP is effective for reporting periods ending after November 15, 2008. The application of this FSP did not have a material impact on the Company’s financial position, results of operations or liquidity.

In May 2008, the FASB issued Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” This Statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of non-governmental entities that are presented in conformity with generally accepted accounting principles in the United States. This Statement is effective 60 days following the Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” The Company is currently evaluating the impact of this statement on its financial position, results of operation and liquidity.

In May 2008, the FASB issued FSP APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement).” This FSP applies to convertible debt instruments that may be settled in cash, or other assets, upon conversion and are not addressed by APB Opinion No. 14 “Accounting for Convertible Debt Instruments and Debt Issued with Stock Purchase Warrants.” If the embedded conversion option is required to be separately accounted for as a derivative, then such convertible debt instruments should be accounted for under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” and this FSP does not apply. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The Company does not expect this FSP to have a material impact on its financial position or results of operations.

In April 2008, the FASB issued FSP No. 142-3, “Determination of the Useful Life of Intangible Assets.” This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets.” The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (revised 2007), “Business Combinations,” and other U.S. generally accepted accounting principles. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The Company is currently evaluating the impact of this FSP on their financial position, results of operations and liquidity.

In March 2008, the FASB issued Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities.” This Statement amends and expands the disclosure requirements of Statement 133 with the intent to provide users of financial statements with enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. The Statement requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the impact of this Statement on their disclosures of financial position and results of operations.

In February 2008, the FASB issued FSP No. 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements that Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13,” and FSP No. FAS 157-2, “Effective Date of FASB Statement No. 157.” FSP No. 157-1 amends FASB Statement No. 157 to exclude FASB Statement No. 13, “Accounting for Leases,” and other accounting pronouncements that address fair value measurements for purposes of lease classification and measurement under Statement No. 13. This FSP was effective upon the initial adoption of SFAS 157. FSP No. FAS 157-2 delays the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years for items within the scope of this FSP. The adoption of FSP Nos. 157-1 and FAS 157-2 did not have a material impact on the Company’s financial position or results of operations.

In January 2008, the FASB issued Statement 133 Implementation Issue No. E23, “Hedging—General: Issues Involving the Application of the Shortcut Method under Paragraph 68.” Issue E23 amends paragraph 68 of SFAS 133 with respect to the conditions that must be met in order to apply the shortcut method for assessing hedge effectiveness. The implementation guidance in this Issue is effective for hedging relationships designated on or after January 1, 2008. The adoption of Issue E23 did not have a material impact on the Company’s financial position or results of operations.

In December 2007, the FASB issued FASB Statement No. 141R, Business Combinations (Statement 141R) and FASB Statement No. 160, Non-controlling Interests in Consolidated Financial Statements – an amendment to ARB No. 51 (Statement 160). Statements 141R and 160 require most identifiable assets, liabilities, non-controlling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require non-controlling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with non-controlling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date. The Company is currently evaluating the impact of adopting Statement 141R on its results of operations and financial position. Upon adopting Statement 160, the Company will reclassify minority interest.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities; Including an Amendment of FASB Statement No. 115” (“SFAS 159”). This Standard permits entities to choose to measure many financial instruments and other items at fair value that are not currently required to be measured at fair value. SFAS 159 was effective as of the beginning of 2008. The Company evaluated its existing eligible financial assets and liabilities and elected not to adopt the fair value option for any eligible items for the fiscal year ended on December 31, 2008. Also, SFAS 159 amended SFAS No. 115, “Accounting for certain Investments in Debt and Equity Securities” and SFAS No. 95, “Statements of Cash Flows,” which deal with the classification of cash flows related to trading securities. Pursuant to these amendments, the Company was required to reclassify in the Consolidated Statements of Cash Flows, from operating to investing activities, the net change in trading securities amounting to U.S.$ (64.2) million and U.S.$ 147.0 million for the years ended December 31, 2007 and 2006, respectively.

Results of Operations

The following table provides a breakdown of our sales revenue and volumes, cost of sales and administration and selling expenses for the last three years.

	Year ended December 31,
	2006			2007			2008
	Sales		Volume	Sales		Volume	Sales		Volume
	(in millions of U.S.$, except where indicated)
Sales Revenue
Pulp
Bleached pulp(1)	U.S.$	1,071.6	1,849	U.S.$	1,526.0	2,287	U.S.$	1,616.5	2,410
Unbleached pulp(1)		186.2	356		203.6	324		176.3	307
Total		1,257.8	2,205		1,729.6	2,611		1,792.8	2,717

Wood Products
Sawn timber(2)		495.0	2,512		550.2	2,650		462.6	2,522
Remanufactured wood products(2)		231.2	430		219.9	389		246.7	348
Total		726.2	2,942		770.1	3,040		709.3	2,870

Plywood and Fiberboard panels
Plywood and Fiberboard panels		721.2	2,397		853.4	2,455		931.0	2,353
Other		—			0.9			1.4
Total		721.2			854.3			932.4

Forestry Products
Sawlogs (net)(2)		56.5	1,474		69.6	1,544		72.4	1,745
Pulplogs(2)		7.9	239		3.5	149		12.8	457
Posts		7.8	34		0.9	4		3.2	15
Chips		7.7	178		9.0	150		10.2	78
Other					0.9			8.3
Total		79.9	1,925		83.9	1,847		106.9	2,295

Energy		34.3			104.4			120.8
Other		30.7	—		34.4	—		31.7	—

Total sales revenue	U.S.$	2,850.0		U.S.$	3,576.7		U.S.$	3,694.0

Cost of Sales, exclusive of depreciation
Forestry labor costs		248.9			317.5			409.4
Timber		412.9			559.4			577.5
Port costs		22.4			29.6			28.2
Freight and other transportation costs		330.4			354.2			417.7
Other costs of sales		611.4			848.0			1,004.0

Total cost of sales		$1,626.0			$2,108.7			2,436.9
Gross margins		43.0%			41.0%			34.0%

Depreciation		187.0			240.3			224.4
Administration and Selling Expenses
Wages and salaries		71.0			77.7			92.0
Other administration and selling expenses		158.2			202.2			205.3

Total selling and administrative expenses		$229.2			$279.9			$297.3

Total operating costs and expenses		$2,042.3			$2,628.9			$3,023.9
Operating margin		28.3%			26.5%			18.1%

(1)	Volumes measured in thousands of metric tons.
(2)	Volumes measured in thousands of cubic meters.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2008

Net Sales

Net sales increased 3.3%, from U.S.$3,576.7 million in 2007 to U.S.$3,694.0 million in 2008 mainly as a result of an increase of 3.7% in sales of pulp and of 9.0% in sales of panels, and partially offset by a 7.9% decrease in our sales of wood products.

Pulp Sales

Sales revenue of bleached and unbleached pulp increased from U.S.$1,729.6 million in 2007 to U.S.$1,792.8 million in 2008, reflecting a 4.1% increase in sales volume and a 0.2% decrease in average prices. Sales of bleached pulp increased by 5.9% due to higher sales volume (5.4% increase) and average prices (0.5% increase). Sales of unbleached pulp decreased by 13.4% principally due to a decrease in sales volume of 5.3% and a reduction in average prices of 8.8%.

Wood Products Sales

Sales of wood products, including sawn timber and remanufactured products decreased by 7.9%, from U.S.$770.1 million in 2007 to U.S.$709.3 million in 2008, reflecting a 5.6% decrease in sales volume and a 2.5% decrease in average prices. Sawn timber sales revenue decreased 15.9%, from U.S.$550.2 million in 2007 to U.S.$462.6 million in 2008 due principally to a decrease in sales volume of 4.8%, followed by lower average prices of 11.6%. Sales of remanufactured wood products increased 12.2% from U.S.$219.9 million in 2007 to U.S.$246.7 million in 2008 due to higher prices, which increased by 25.4%, and was partially offset by a decrease of 10.5% in sales volume. The decrease in sales volumes was caused by the continued weakening of the construction sector in the United States throughout 2008.

Plywood and Fiberboard Panels Sales

Sales of plywood and fiberboard panels increased 9.2%, from U.S.$854.3 million in 2007 to U.S.$932.4 million in 2008. This increase was primarily due to an average price increase of 13.6% partially offset by a decrease in sales volume of 4.2% as compared to 2007. Sales volume decreased in almost all markets as a result of the weakening of the construction sector, particularly in the United States and Europe.

Forestry Sales

Sales revenue from forestry products increased by 27.4%, from U.S.$83.9 million in 2007 to U.S.$106.9 million in 2008. This increase is mainly attributable to an increase in sales volume of 23.1% attributable to the sales of pulpwood from our Brazilian subsidiary, Arapoti, and partially offset by a decrease in average price of 3.5% as compared to 2007.

Cost of Sales

Cost of sales increased by 15.6% from U.S.$2,108.7 million for 2007 to U.S.$2,436.9 million for 2008 primarily due to an overall increase in unitary costs of all our products. In particular, we saw an increase in our main raw materials for pulp, which include chemical products, energy and fuels. We also experienced an increase in our freight costs, strongly linked to higher global prices for oil. The increase in cost of sales is also attributable to the higher cost of labor, which had an impact on our forestry production costs.

Gross Margins

Gross margins decreased from 41.0% for 2007 to 34.0% for 2008 primarily due to a significant increase in the unit cost of sales, which was partially offset by an increase in average sales prices and sales volume.

Depreciation

Depreciation decreased by 6.6% from U.S.$240.3 million for 2007 to U.S.$224.4 million for 2008, which is mainly explained by an increase in inventories of pulp during the period, for which depreciation may not be expensed until sold.

Selling and Administrative Expenses

Selling and administrative expenses increased 6.2% from U.S.$279.9 million in 2007 to U.S. $297.3 million in 2008, primarily as a result of an increase in severance payments and other administrative costs related to the mill closures. As a percentage of sales revenue, selling and administrative expenses increased from 7.8% during 2007 to 8.0% during 2008.

Impairment of Fixed Assets

The decrease in demand of sawn timber products due primarily to the credit crisis and the continued downturn in the real estate market in the United States resulted in Arauco’s decision to close four sawmills: the Arapoti sawmill located in Brazil (each temporarily closed); and Lomas Coloradas, La Araucana and Escuadrón sawmills located in Chile (temporarily closed and being dismantled). The Company recorded in 2008 a pre-tax impairment charge totaling U.S.$32.9 million, relating to the closure of its Arapoti (U.S.$ 27.5 million), Lomas Coloradas (U.S.$3.4 million), La Araucana (U.S.$0.5 million) and Escuadrón (U.S.$1.4 million) sawmills. Therefore, the fair value of the assets of the permanently closed facilities was nominal and was determined based on the estimated sale and salvage value.

Additionally, during 2008 and as a result of the impact that the credit crisis had on the Brazilian market and the reduction of the quantities to be produced by the Curitiba fiberboard panels plant, Arauco decided to conduct an impairment analysis pursuant to which the Company recorded in 2008 a pre-tax impairment charge of U.S.$32.5 million to reduce the carrying value of this plant to the estimated sales price minus selling costs.

Income from Operations

Income from operations decreased 29.3% from U.S.$947.8 million in 2007 to U.S.$670.0 million in 2008, primarily as a result of an increase in cost of sales that resulted from higher exportation freight cost, forestry labor cost and use of certain materials such as chemical products, energy and fuels, and also the recognition of impairment described above. This increase was partially offset by an increase in pulp and panel sales.

Non-Operating Income (Expense)

We recorded a total non-operating expense of U.S.$159.4 million in 2008 compared to an expense of U.S.$79.9 million in 2007, primarily due to higher foreign exchange losses resulting from the depreciation of the Chilean peso and the Brazilian real, which are the two most significant currencies impacting our foreign exchange losses.

Interest Income

Interest income decreased 34.4% from U.S.$47.7 million in 2007 to U.S.$31.3 million in 2008, primarily due to a decrease in average nominal interest rates for our cash balance and short term investment positions, which were also lower on average as compared to 2007.

Other Income (Expense)

We recorded other income of U.S.$21.4 million in 2008 compared to an income of U.S.$10.8 million in 2007, which is mainly attributable to U.S.$8.6 million received in 2008 from insurance companies in connection with a business interruption suffered in one of our industrial plants during 2007.

Foreign Exchange Gains (Losses)

We recorded foreign exchange losses of U.S.$94.0 million in 2008 compared to losses of U.S.$1.9 million in 2007, primarily due to the depreciation of the Chilean peso and the Brazilian real, which are the two most significant currencies impacting the foreign exchange losses.

Interest Expense

Interest expenses decreased 13.5%, from U.S.$136.6 million in 2007 to U.S.$118.1 million in 2008, primarily due to higher capitalized interest in forest and plantations of U.S.$11 million and lower financial expenses in Argentina of U.S.$5 million as compared to 2007, due to the refinancing of debt realized in June 2007.

Income Taxes

In 2008, we recorded a tax expense of U.S.$112.0 million, compared to an expense of U.S.$178.9 million in 2007. This decrease was principally due to lower pre-tax income in 2008. Our effective tax rate was 21.9% in 2008 compared to 20.6% in 2007. In accordance with Chilean law, we and each of our subsidiaries compute and pay taxes on a separate basis and not on a consolidated basis.

At December 31, 2008, our consolidated subsidiaries had an aggregate tax loss carryforward of U.S.$156.4 million.

Net Income

Our net income decreased by 43.0% from U.S.$697.4 million in 2007 to U.S.$397.7 million in 2008. This decrease was primarily due to a lower operating and non-operating income, compensated partially by lower income taxes.

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

Gross Margins

Gross margins decreased from 43.0 % for 2006 to 41.0% for 2007 primarily due to an increase in the unit cost of sales which was partially offset by an increase in average sales prices.

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

Selling and Administrative Expenses

Selling and administrative expenses increased 22.1% from U.S.$229.2 million in 2006 to U.S.$279.9 million in 2007, primarily as a result of a 27.8% increase in other administrative and selling expenses explained by an increase in sales volume, an increase in expenses on technical advice and contributions to foundations. As a percentage of sales revenue, selling and administrative expenses decreased from 8.0% during 2006 to 7.8% during 2007.

Income from Operations

Income from operations increased 17.4% from U.S.$807.8 million in 2006 to U.S.$947.8 million in 2007, primarily as a result of a 25.5% increase in sales revenues that resulted from an increase in sales volume and average price of pulp, partially offset by a 29.7% increase in cost of sales and a 22.1% increase in administration and selling expenses.

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

At December 31, 2007, our consolidated subsidiaries had an aggregate tax loss carryforward of U.S.$136.7 million.

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

Our net cash flow provided by operating activities was U.S.$705.3 million during the year ended December 31, 2008 and U.S.$964.9 million during the year ended December 31, 2007. The decrease in net cash provided from operating activities in 2008 as compared to 2007 was principally due to a lower net income and an increase in inventories as a result of lower volume sales of our products due to the current global economic conditions.

Our net cash used in investing activities decreased from U.S.$ 732.5 million during the year ended December 31, 2007 to U.S.$ 361.4 million during the same period of 2008. This decrease is primarily explained by a 95.1% decrease in investment in related companies as compared to 2007, partially offset by an increase in proceeds from sales of trading securities.

Our net cash used in financing activities increased from U.S.$ 217.1 million during the year ended December 31, 2007 to U.S.$362.8 million during the year ended December 31, 2008. This increase is mainly due to a reduction of our financial debt by approximately U.S.$129 million.

In accordance with customary practice in the pulp industry, we do not have long-term sales contracts with our customers; rather, we maintain relationships with our customers pursuant to which we reach agreements from time to time on specific volumes and prices.

We expect our principal capital expenditures for 2009 to include acquisitions of plantations, maintenance of mills and an acquisition with Stora Enso of the assets of the Spanish pulp producer Grupo Empresarial ENCE in Uruguay. See “Item 4. Information on the Company—Capital Expenditures.” For subsequent years, our capital expenditures will depend on the state of the economy in each country where we have operations, as well as market conditions.

We believe that cash flow generated by operations, cash balances, borrowings from commercial banks, export credit agencies and multilateral lending agencies and debt offerings in the domestic and international capital markets, will be sufficient to meet our working capital, debt service and capital expenditure requirements for the foreseeable future.

The following table sets forth certain contractual obligations as of December 31, 2008, and the period in which the contractual obligations come due.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of U.S. dollars)
Contractual obligation (1)
Long-term debt obligations (2)	$3,226.2	$433.5	$923.4	$569.8	$1,299.4
Capital (finance) lease obligations	1.4	1.4	—	—	—
Operating lease obligations	—	—	—	—	—
Purchase obligations (3)	228.9	221.8	7.1	—	—
Total	$3,456.5	$656.7	$930.5	$569.8	$1,299.4

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

At December 31, 2008, our short-term bank borrowings were U.S.$27.0 million. At December 31, 2007, our short-term bank borrowings were U.S.$168.4 million. At December 31, 2006, our short-term bank borrowings were U.S.$203.5 million.

Our total long-term bank, export credit agency and multilateral lending agency debt (including the current portion of such debt) was U.S.$586.2 million at December 31, 2008, of which 99.3% was U.S. dollar-denominated. At December 31, 2008, we also had total capital markets borrowings (including the current portion of such debt) of U.S.$2,009.7 million, 90.5% of which was U.S. dollar-denominated. At December 31, 2008, the weighted average maturity of our long-term debt was 5 years. The interest rate on our variable rate debt is determined principally by reference to the London inter-bank offered rate (LIBOR), and at December 31, 2008 the average interest rate for our foreign currency-denominated floating rate debt over LIBOR was 0.3%. The average interest rate for our U.S. dollar fixed rate debt was 6.77%. These average rates do not reflect the effect of swap agreements and subsequent unwinds effective as of December 31, 2008.

The following are our principal financing activities during 2008 and through the date of this annual report:

On November 6, 2008, we issued two series of bonds for approximately U.S.$200 million in the Chilean local market. The first series of bonds, in an aggregate principal amount of 5,000,000 UF (the unit of account used in Chile) was issued at 4.82% with a maturity of 21 years and a grace period of 10 years. The second series of bonds, in an aggregate principal amount of 1,000,000 UF, was issued at 4.66% with a maturity of six years and a grace period of three years. Both series of bonds received a local rating of AA by Fitch Ratings and Feller-Rate (Strategic Affiliate of Standard & Poor’s).

On March 18, 2009, Arauco issued two series of bonds for approximately U.S.$142 million in the Chilean local market. The first series of bonds in an aggregate principal amount of 2,000,000 UF was issued at 4.54% with a maturity of 21 years and a grace period of 10 years. The second series of bonds in an aggregate principal amount of 2,000,000 UF was issued at 3.35% with a maturity of 5 years and a grace period of 2 years. Both series of bonds received a local rating of AA by Fitch Ratings and Feller-Rate.

The instruments and agreements governing our bank loans and local bonds set limits on our incurrence of debt and liabilities through the use of financial covenants. The principal financial covenants contained in the bank loan agreements are as follows:

•	Our debt to equity ratio must not exceed 1.2:1;

•	Our interest coverage ratio must not be less than 2:1; and

•	We are required to maintain a minimum consolidated net worth of U.S.$2.5 billion, as measured in accordance with generally accepted accounting principles in Chile, or Chilean GAAP.

The principal financial covenant contained in the local bond agreements is:

•	Our debt to equity ratio must not exceed 1.2:1;

We were in compliance with these covenants for both bank loans and local bonds agreements as of December 31, 2008.

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

We have two offsetting interest rate swap agreements outstanding, each in a notional amount of U.S.$130 million, with respect to the interest rate on our 7.75% Notes due 2011. These interest rate swaps settle semi-annually and terminate in 2011. The net effect of our interest rate swap agreements is that we pay fixed interest at a rate of 5.506% and receive fixed interest at a rate of 7.75%. See Note 8 to our audited consolidated financial statements.

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

Arauco entered into the following two cross currency swap agreements to hedge the amount of the UF 2,000,000 local bonds issued in March 2009:

•

A cross currency swap agreement with Banco de Chile for UF 1,000,000. Arauco receives semi-annual interest based on the notional amount of UF 1,000,000 at a rate of 2.25% and pays semi-annual interest based on the notional amount of U.S.$35,700,986.39, which is equivalent to UF 1,000,000 at the exchange currency rate at the date of the agreement, at a rate of 4.99%. This swap matures in March 2014.

•

A cross currency swap agreement with JPMorgan for UF 1,000,000. Arauco receives semi-annual interest based on the notional amount of UF 1,000,000 at a rate of 2.25% and it pays semi-annual interest based on the notional amount of U.S.$ 35,281,193.28, which is the equivalent to UF 1,000,000 at the exchange currency rate at the date of the agreement, at a rate of 4.94%. This swap agreement matures in March 2014.

These cross currency swap agreements allow us to address uncertainties regarding exchange rates. Through these agreements, we receive cash flows in UF, which allow us to comply with the terms of the bonds and pay fixed amounts in dollars, the currency in which a significant amount of our assets are denominated.

We have also analyzed our exposure to risks associated with fluctuations in prices of commodities, including pulp, but have, thus far, not entered into any material hedging transactions with respect to such risks. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

RESEARCH AND DEVELOPMENT

We spent U.S.$3.2 million in 2006, U.S.$3.2 million in 2007 and U.S.$4.4 million in 2008 on research and development. We conduct our principal research and development programs through Bioforest, which concentrates its efforts on applying and implementing the advanced technology available in the market to the specific characteristics of our forests and mills.

We are continuously researching and attempting to develop different strains of long-fiber pine trees to improve their quality and to shorten the average harvest cycle. Additionally, we maintain close relations with international research institutes, equipment suppliers and the scientific and engineering community involved with our industry.

TREND INFORMATION

Pulp sales reached U.S. $339 million during the first quarter of 2009, a 23.3% decrease compared to the same quarter of the previous year. This decrease is mainly explained by lower average prices of 35.2%, partially offset by higher sales volume of 18.3%.

The international economic crisis has continued to impact the world paper market, especially in Europe and North America. After a strong price decline suffered during last quarter of 2008, the first quarter of 2009 has continued with a decrease in pulp prices but at a lower rate. Towards the end of first quarter of 2009, some markets have started to show a slight recovery in pulp prices, especially in Asia.

Consumption volume has also dropped due to an important fall in paper production. However, at the price levels experienced during the first quarter of 2009, the less competitive pulp producers have restricted supply, thus contributing to a better balance of demand and supply in some markets. This has helped to decrease stock levels by approximately 12% during the first quarter of 2009.

The European market is facing a more challenging scenario, with no clear signs of recovery in the paper industry. We expect that important adjustments in terms of paper plant closings will occur, resulting from lower demand for pulp in these markets. Our priority objective for this quarter has been to reduce inventory levels in Europe, which required a series of logistic changes that began during March 2009. We expect a reduction in our inventories in Europe during second half of 2009. For the following months, we expect some signs of market stability and even recovery in prices and demand, especially in Asia and in particular China and Korea. We expect an increase in prices in Asia during the second quarter along with higher sales volumes in these markets. We expect that this higher demand for pulp and a possible reduction in inventory levels in Europe will allow us to reduce our total inventories compared to beginning of year 2009, situating us to average historic levels. We estimate the North American and European markets will continue with a reduced demand, especially as we get closer to the Northern Hemisphere summer, which is commonly a period of lower activity in the paper industry.

The housing industry in the United States continued its declining trend during the first quarter of 2009. Homebuilding is still dropping, reaching levels of near 500,000 houses per year by March 2009, compared negatively to two million of housing starts in 2007. Current construction levels are the lowest in the last 50 years. This is affecting negatively sales volumes of moldings and wood products compared to the first quarter of last year. Prices of moldings and wood products in the United States continued its downward trend during the first quarter of 2009.

During the first quarter of 2009 we experienced a lower demand of forestry products in all of the markets we serve. As a consequence, our sales prices for wood products have also declined. Forestry products in general have reached historical low prices, and as a consequence many sawmill and remanufacturing plants have suffered temporary or permanent closures around the world.

Starting year 2009, our plywood sales have continued its downward trend both in volume and price across all markets, especially in Europe and followed by the United States. The international crisis along with the currency devaluation of markets we serve have put a downward pressure over our prices in order to be competitive.

Our MDF molding sales experienced a sharp decline in volume mainly due to a lower activity in the United States and Canadian construction markets, however prices remained stable.

The Mexican and Latin American markets have remained relatively stable in 2009, with enough sales volume of MDF and Hardboard to maintain our production lines fully operating and in line with plans.

The first quarter of 2009 has evidenced a deepening of the international economic downturn, which has strongly impacted negatively Arauco’s Panels Division. We expect this situation to continue during the next quarter and show signs of recovery over the second half of 2009.

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

We do not have an audit committee or compensation committee.

Our current directors are listed below.

Name	Years as Director	Position	Age
José Tomás Guzmán	23	Chairman	80
Roberto Angelini	23	First Vice-Chairman	60
Manuel Bezanilla	23	Second Vice-Chairman	64
Jorge Andueza	15	Director	60
Jorge Bunster	15	Director	56
Carlos Croxatto	23	Director	94
Alberto Etchegaray	15	Director	59
Eduardo Navarro	1	Director	44
Timothy C. Purcell	4	Director	49

Included below are brief biographical descriptions of each of our directors.

José Tomás Guzmán became a Director on April 30, 1986 and became Chairman of the board of directors on May 4, 2007. He served as Chairman of the board of directors from April 18, 1991 to January 4, 2005, when he voluntarily resigned, and as First Vice-Chairman of the board of directors from January 27, 2005 to May 4, 2007. He is a partner of the law firm Portaluppi, Guzmán y Bezanilla, is a Vice-Chairman of COPEC, Empresas Copec, AntarChile and Empresa Pesquera Eperva S.A., is Chairman of the board of directors of Forestal Arauco, Inversiones Siemel S.A. and Compañía de Seguros de Vida Cruz del Sur S.A., and serves as a member of the boards of directors of Industrias Forestales S.A., Sigma S.A., Servicios Corporativos Sercor S.A., Corpesca S.A. and Astilleros Arica S.A. Mr. Guzmán holds a law degree from the Catholic University of Chile.

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

Jorge Andueza became a Director on April 11, 1994. He is also the Chief Executive Officer of AntarChile and serves as a member of the boards of directors of COPEC, Empresa Pesquera Eperva S.A., Corpesca S.A., Compañía de Seguros de Vida Cruz del Sur S.A., Inversiones Siemel S.A., Astilleros Arica S.A., Pesquera Iquique-Guanaye S.A., SouthPacific Korp S.A., Servicios Corporativos Sercor S.A. and Sigma S.A. Mr. Andueza holds a degree in electronic civil engineering from Federico Santa María Technical University.

Jorge Bunster became a Director on April 11, 1994. He is also Chairman of the board of directors of Abastecedora de Combustibles S.A., and serves as a member of the boards of directors of COPEC, Metrogas S.A., Empresa Eléctrica Guacolda S.A. and Gasmar S.A. Mr. Bunster holds degrees in commercial engineering and economics from the Catholic University of Chile and a master’s degree in business administration from Navarra University.

Carlos Croxatto became a Director on April 30, 1986. He also serves as a member of the boards of directors of Empresas Copec, Forestal Arauco and Industrias Forestales S.A. and Servicios Corporativos Sercor S.A. Mr. Croxatto holds a degree in civil engineering from the University of Chile.

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

Eduardo Navarro became a Director on September 25, 2007. He is also the Chief Executive Officer of Empresas Copec S.A., the Chief Executive Officer of Pesquera Iquique-Guanaye S.A., and serves as a member of the boards of directors of COPEC, Abastecedora de Combustibles S.A., Sociedad Nacional de Oleoductos S.A., Empresa Eléctrica Guacolda S.A., Corpesca S.A., South Pacific Korp S.A., Compañia Minera Can-Can S.A., Metrogas S.A. and Colbún S.A. Mr. Navarro holds degrees in commercial engineering and economics, and a master’s degree in economics, all from the Catholic University of Chile.

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

Name	Years with Arauco	Position	Age
Matías Domeyko(1)	20	President and Chief Executive Officer	47
Gianfranco Truffello	14	Chief Financial Officer	41
Robinson Tajmuch	18	Chief Controlling Officer	52
Hernán Arriagada	18	Engineering and Construction Director	61
Franco Bozzalla	19	Wood Pulp Area Managing Director	46
Jorge Garnham	32	Corporate Management Director	55
Cristián Infante	14	Argentina, Brazil and Uruguay Managing Director	42
Charles Kimber	23	Corporate Affairs & Marketing Director	47
Antonio Luque	17	Sawn Timber Area Managing Director	52
Alvaro Saavedra	17	Forestry Area Managing Director	53
Gonzalo Zegers	1	Panels Area Managing Director	48

(1)	Matías Domeyko worked at Arauco from 1987 to 1994. He rejoined Arauco in 1997.

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

Robinson Tajmuch is the Chief Controlling Officer of Arauco. He joined Arauco in 1991 and was previously our Comptroller. Before joining Arauco, he served as Auditing Manager at Price Waterhouse. Mr. Tajmuch holds a degree in accounting and auditing from the Santiago University of Chile.

Hernán Arriagada is our Engineering and Construction Director. He joined Arauco in 1991 and was previously the Engineering Manager and Engineering and Maintenance Manager of the mills at the Arauco site. Mr. Arriagada holds a degree in mechanical engineering from the University of Santiago.

Franco Bozzalla is the Woodpulp Area Managing Director. He joined Arauco in 1990. He was formerly a sales representative of Forestal Arauco and the Panels Area Managing Director. Mr. Bozzalla holds a degree in civil engineering from the Catholic University of Chile.

Jorge Garnham is the Corporate Management Director of Arauco. He joined Arauco in 1978. He was formerly the Managing Director of Alto Paraná S.A., Chief Accounting Officer, Manager of Forestry Sales of Arauco and Woodpulp Area Managing Director. Mr. Garnham holds a degree in civil engineering from the Catholic University of Chile.

Cristián Infante is the Argentina, Brazil and Uruguay Managing Director. He joined Arauco in 1996 as a woodpulp sales representative, where he worked for two years. In 1998, Mr. Infante was appointed sales manager for industrial lumber and remanufactured products of Forestal Arauco, where he worked until 1999, at which time he moved to Centromaderas S.A., where he worked for two years. Mr. Infante holds a degree in civil engineering from the Catholic University of Chile.

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

Gonzalo Zegers is the Panels Area Managing Director of Arauco. He joined Arauco in 2008. Before joining the Company, he was the general manager of Agrofruta S.A. from 1991 to 1995, Chief Financial Officer (1995-1996) and Chief Executive Officer (1996-2005) of MASISA, and Chief Executive Officer of ATC Panels Inc. (USA) until 2008. Mr. Zegers holds a degree in commercial engineering from the Santiago University of Chile.

Compensation

For 2008, the aggregate compensation of all our directors and executive officers and senior managers paid or accrued in that year for services in all capacities, including salaries and compensation for their service to those executive officers who serve as directors, was approximately U.S.$20.8 million. We do not maintain any pension or retirement programs or incentive compensation plans for our directors or executive officers. We also do not maintain any plans providing for benefits upon termination of employment. The following table sets out the compensation of our directors for their services as directors in the years provided.

	2007		2008
Roberto Angelini	U.S.$	190,888	U.S.$	186,716
José Tomás Guzmán		165,962		215,353
Carlos Croxatto		199,722		251,961
Manuel Bezanilla		108,541		140,871
Anacleto Angelini(1)		25,446		—
Jorge Andueza		43,808		57,292
Jorge Bunster		43,808		57,292
Alberto Etchegaray		60,169		57,292
Eduardo Navarro		13,904		57,292
Juan Cambiaso		18,000		31,500
Antonio Luque		21,676		31,783
Matías Domeyko		104,250		136,570
René Katz		10,833		11,788
Manfred Mayer		10,833		11,788
Jorge Garnham		21,676		23,783
Eduardo Zañartu		10,843		11,995
Alvaro Saavedra		33,676		35,783
Franco Bozzalla		22,843		25,339
Cristián Infante		12,000		12,000
Gonzalo Zegers		—		5,532
Robinson Tajmuch		—		6,876
Charles Kimber		21,676		23,783
Timothy C. Purcell		43,808		57,292

Total compensation	U.S.$	1,184,362	U.S.$	1,449,884

(1)	Mr. Anacleto Angelini passed away on August 28, 2007.

Employees

The following table provides a breakdown of our employees by main category of activity as of the end of each year in the three-year period ended December 31, 2008.

	As of December 31,
	2006	2007	2008
Pulp mill employees	1,930	2,326	2,288
Other industrial employees	3,229	3,828	3,445
Forestry employees	538	1,160	1,185
Administrative employees	711	585	897

Total	6,408	7,899	7,815

In addition, as of December 31, 2008, we had contracts with approximately 1,506 contractors, who employed approximately 26,745 employees. Contractors that are not affiliated with us or with each other operate our nine sawmills and five remanufacturing facilities in Chile. The 62 independent contractors that operate our Chilean sawmills employed 1,015 employees at December 31, 2008. The independent contractors that operate our Chilean remanufacturing facilities employed 314 employees at December 31, 2008 and the independent contractor that operates the laminating beams line employed 7 employees at December 31, 2008.

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

Approximately 15.0% of our employees in Chile, 20.9% of our employees in Argentina and 37.5% of our employees in Brazil were unionized at December 31, 2008. We negotiate collective bargaining agreements of two or three years’ duration with unionized employees.

Our Chilean operations have not experienced any strikes or other work stoppages in the last five years other than a six-day work stoppage in May 2007 at our Horcones complex (which includes the Arauco pulp mill, a panel plant and two sawmills), located in the Province of Arauco in the Eighth Region in Chile, due to a work stoppage by the employees of our third party forestry contractors in that region. We consider our relations with our employees to be good. In 2006, the Faplac Mill experienced two strikes each lasting 30 days and 12 days, respectively. The Faplac Mill also experienced a 12-day stoppage during January and February 2007 due to problems with the labor union of its chemical division. Also in February 2007, a group of approximately 150 power saw operators went on strike, resulting in the shutdown of the Alto Paraná Mill for six days of operations. During 2008, the chemical mill in Argentina experienced three days of stoppage. These strikes were limited to only two hours per shift and did not materially affect mill operations. Management considers relations with our employees in Argentina to be satisfactory. During the last five years, there have been no strikes at our Brazilian subsidiaries.

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

MAJOR SHAREHOLDERS

Our only outstanding voting securities are shares of common stock of a single series, without nominal (par) value. The following table sets forth certain information concerning ownership of our common stock, as of June 10, 2009, with respect to each shareholder known by us to own more than 5% of the outstanding shares of our common stock and all of our directors and executive officers, as a group.

	Number of Shares Owned	Percentage Ownership
Empresas Copec	113,127,452	99.98%
Directors and executive officers of the Company, as a group	—	—

Through its ownership of our Common Stock, Empresas Copec currently has voting control over us.

Empresas Copec is a Chilean public company listed on the Santiago Stock Exchange, the Valparaíso Stock Exchange and the Chilean Electronic Stock Exchange. It is a holding company, the principal interests of which are in Arauco, gasoline distribution, electricity, gas distribution and fishing. Before October 1, 2003, Empresas Copec’s legal name was Compañía de Petróleos de Chile S.A. As of that date, Compañía de Petróleos de Chile S.A. transferred all its gasoline- and fuel-related business assets to a new subsidiary, Compañía de Petróleos de Chile COPEC S.A., which we call COPEC, and changed its legal name to Empresas Copec S.A. In May 2005, AntarChile purchased 3.1 million shares of COPEC, increasing its ownership to 60.4% of Empresas Copec. At December 31, 2008, AntarChile owned 60.8% of Empresas Copec.

Through its ownership in Empresas Copec, AntarChile beneficially owned 60.8% of our shares at December 31, 2008. As of June 10, 2009, AntarChile beneficially owns 60.8% of our shares.

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

As of June 10, 2009, the Angelini Group controls Arauco through the ownership structure described above.

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

Our transactions with affiliates include the following:

•	We purchase goods and services that may also be provided by other suppliers. Among the most significant are our fuel purchases from COPEC, a subsidiary of Empresas Copec, our majority shareholder; and

•	We purchase port services from our 20.1% affiliate Puerto de Lirquen S.A. and our 50.0% affiliate Compañía Puerto de Coronel S.A.;

•	We purchase from EKA Chile, a chlorate sodium supplier, which is 50% controlled by Arauco, and we provide EKA Chile with electricity; and

•	We obtain legal services from Portaluppi, Guzmán y Bezanilla, a law firm of which two of our directors, José Tomás Guzmán and Manuel Bezanilla, are partners.

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

See “Item 18—Financial Statements.”

EXPORT SALES

Export sales constituted approximately 75.96% of our sales revenue for the year ended December 31, 2008. Our total export sales revenues for 2008 were U.S.$2.81 million. Our principal overseas markets are Asia, North America and Western Europe. See “Item 4. Information on the Company—Description of Business—Domestic and Export Sales.”

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

The COREMA for the Tenth Region of Chile evaluated claims regarding the migration and death of black-neck swans, whose habitat in the nearby Carlos Anwandter Nature Sanctuary is downstream from the mill on the Cruces River. There have been allegations of a causal connection between the migration and death of black-neck swans and the operations at the Valdivia mill, and in a study dated April 18, 2005, researchers at the Austral University in Valdivia concluded that wastewater discharges from the Valdivia Mill had significantly altered the quality of the Cruces River. The study also concluded that the effluent discharges were a significant contributing factor in the death or migration of a large population of the black-necked swans in the Carlos Anwandter Nature Sanctuary downstream from the Valdivia Mill. The National Defense Council instituted an action seeking reparations, damages and indemnification from us for environmental harm allegedly caused by the discharges from the Valdivia Mill.

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

As part of the environmental resolution that modified the Valdivia Mill environmental permit in 2005, the COREMA of the Tenth Region asked CONAF to elaborate an Integral Environmental Management Plan for the wetland, which was completed in 2006. The plan concluded that there was a need to develop a Conceptual Ecosystem Model for the wetland. CONAF selected the Science Faculty of the University of Chile to conduct this study.

The study indicated in its second progress report that the disappearance of the “luchecillo,” a water weed that was an important food source of black-necked swans, was likely related to natural causes. Specifically, the study proposed that the disappearance of the “luchecillo” was caused by the convergence of three factors in May 2004: (i) low levels of precipitation, (ii) low levels of water flow in the rivers and the wetland and (iii) three instances in which temperatures reached zero degrees Celsius or lower. According to the study, the simultaneous occurrence of these factors was likely responsible for the disappearance of the “luchecillo” which, in turn, lead to the death and migration of the swans. This second progress report was followed by a final report issued by the Science Faculty of the University of Chile, which was not approved by CONAF.

In 2005, the COREMA for the Tenth Region of Chile instructed us to present by March 31, 2006, an environmental impact study for the construction of a pipeline to discharge the Mill’s wastewater in a body of water other than the Cruces River or the Carlos Anwandter Nature Sanctuary or their sources. The COREMA also instructed us to construct and put into operation the above-mentioned pipeline not later than 15 months from the date in which the resolution of COREMA approving the environmental impact study is final. COREMA initially extended the deadline for the presentation of this environmental impact study to April 2007 and, prior to the expiration of the April 2007 deadline, extended it again to March 31, 2009. On February 19, 2009, we submitted to the COREMA of the Fourteenth Region of Chile an environmental impact study for the construction of a pipeline to discharge the Valdivia Mill’s wastewater in the Pacific Ocean near Punta Maiquillahue, that is, in a body of water other than the Cruces River or the Carlos Anwandter Nature Sanctuary or their sources.

In April 2007 when it approved the March 31, 2009 deadline, COREMA required us to present an additional environmental impact study for the implementation of substantial technological improvements on the quality of the effluents generated by the Valdivia Mill. This study was submitted on June 13, 2007. On June 30, 2008, the COREMA approved the environmental impact study. However, the approval was subject to certain conditions that, in the opinion of Arauco, affected the feasibility of the project. For such reason, Arauco filed an appeal (recurso de reclamación) before the Directive Council (Consejo Directivo) of the CONAMA challenging the conditions. As of the date of this annual report, we have not been notified of the resolution of that appeal.

Approval by the COREMA of our environmental impact study regarding a pipeline, the construction and operation of such a pipeline and also the approval of the environmental impact study regarding the improvement of the quality of the effluents are each subject to many environmental, regulatory, engineering and political uncertainties at this time. As a result, we cannot give you any assurance that such projects will ever be approved or completed. If either our environmental study about the pipeline is rejected, or the installation of the pipeline is delayed for reasons attributable to us, we may face sanctions that include warnings, fines or the revocation of the Valdivia Mill’s environmental permit of operation. As a result, we offer no assurance that the Valdivia Mill will be able to operate without further interruption. Any future suspension of operations at the Valdivia Mill or at any other of our significant operating plants would likely have a material and adverse effect on our business, financial condition and results of operations. See “Item 3. Key Information—Risk Factors—Risks Relating to Arauco and the Forestry Industry—We are subject to legal proceedings related to our mills, which could adversely affect our business, financial condition and results of operations,” “Item 4. Information on the Company—Description of Business—Pulp—Pulp mills—Chile—Valdivia Mill.”

Nueva Aldea

In January 2001, we obtained environmental approval for the Nueva Aldea Project that included the construction of a pulp mill with an annual production capacity of 550,000 metric tons. After obtaining approval, we determined that we could increase the annual production capacity of the mill to 856,000 tons without an additional environmental impact study. The COREMA for the Eighth Region of Chile determined that it was necessary to formally review the difference in capacity before we proceeded with construction, and in August 2004, we submitted a new environmental impact study that considered the higher capacity. In September 2004, while this new study was under consideration, we began construction of the pulp mill according to the parameters approved in 2001. The COREMA for the Eighth Region of Chile disagreed with our decision and, on January 12, 2005, initiated an administrative proceeding and ordered suspension of construction of the mill until the new environmental impact study was approved.

On March 10, 2005, the COREMA for the Eighth Region of Chile unanimously approved the new study and expressly authorized construction of the mill with installed annual capacity of 856,000 metric tons. We promptly resumed the construction of the pulp mill. The COREMA for the Eighth Region of Chile’s new approval requires submission of a new environmental impact study of the discharge of wastewater through a pipeline into the sea. On February 20, 2006, the COREMA of the Eighth Region of Chile approved this new environmental impact study. Proceedings relating to these approvals were decided on October 17, 2008 by the CONAMA without affecting the rights of Arauco. See Note 12 to our audited consolidated financial statements.

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

On September 7, 2007, the National Defense Council instituted a civil lawsuit seeking reparations, damages and indemnification from us for environmental harm allegedly caused by the Licancel Mill. Several other administrative and judicial proceedings have been commenced regarding the event, at the Licancel Mill, including the death of fish at the Mataquito River. Those proceedings and the sanctions that have been imposed on us as of December 31, 2008 are included in our financial statements in Item 18.

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

In accordance with a resolution adopted by our board of directors on October 24, 2006, we approved an interim dividend for 2006, which was distributed on December 13, 2006. On April 24, 2007, our shareholders approved a final dividend for 2006, which was distributed on May 9, 2007. On November 27, 2007, our board of directors approved a provisory dividend for U.S.$0.95 per share, which was distributed on December 12, 2007 and charged to net income. On April 22, 2008, our shareholders approved a final dividend for 2007, which was distributed on May 7, 2008. On November 25, 2008, our board of directors approved a provisory dividend for U.D.$0.89 per share, which was distributed on December 10, 2008 and charged to net income. On April 23, 2009, our shareholders approved a final dividend for 2008, which was distributed on May 7, 2009. In the aggregate, dividends distributed equaled 40% of our consolidated net income for 2008, on a Chilean GAAP basis.

Although the board of directors has no current plans to recommend changes in our dividend policy, the policy has been changed in the past and no assurance can be given that the policy will not be changed in the future, due to changes in Chilean law, capital requirements, operating results or other factors.

Item 9.	The Offer and Listing

Neither our stock nor our SEC-registered securities are listed on any stock exchange or other regulated market.

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

Objects and Purposes

Our purpose, as stated in our by-laws (estatutos), includes the manufacture of forestry products, the management of forestry lands and other activities that are incidental to the forestry industry.

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

Changes to Shareholders’ Rights

To change the rights of holders of our shares or create a new series of our shares, we must amend our by-laws. Any reduction in the number of our shares requires a two-thirds majority vote of all holders of our shares under Chilean law. Chilean law also requires that public corporations distribute a cash dividend in an amount equal to at least 30% of the corporation’s consolidated net income for each year (on a Chilean GAAP basis), unless otherwise decided by a unanimous vote of the corporation’s issued and subscribed shares eligible to vote. Any changes to the corporation’s dividend policy must be approved by a two-thirds majority of all holders of the corporation’s shares.

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

EXCHANGE CONTROLS

The Central Bank is responsible for, among other things, monetary policies and exchange controls in Chile. Prior to 1989, Chilean law permitted the purchase and sale of foreign currency only in cases explicitly authorized by the Central Bank. Law No. 18,840, the Organic Law of the Central Bank of Chile (Ley Orgánica Constitucional del Banco Central de Chile), or the Central Bank Act, enacted in 1989, liberalized the rules that govern the ability to buy and sell foreign currency.

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

The main objective of this change is to facilitate capital movements from and into Chile and to encourage foreign investment.

The following specific restrictions were eliminated:

•	a reserve requirement with the Central Bank for a period of one year;

•	the requirement for prior approval by the Central Bank for certain operations, such as repatriation of investments and payments to foreign creditors;

•	the mandatory return of foreign currencies to Chile; and

•	the mandatory conversion of foreign currencies into Chilean pesos.

Under the amended regulations, only the following limitations are applicable to these operations:

•	the Central Bank must be provided with information related to certain operations, such as foreign investments and foreign credits; and

•	certain operations, such as money transfers to and from Chile related to foreign investments and foreign credits, must be conducted within the Formal Exchange Market.

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

Debt securities issued directly by us

In accordance with regulations issued by the Central Bank, which were included in the new Chapter XIV of the Compendium, effective March 1, 2002, as amended, any international issue of bonds in an aggregate amount exceeding U.S.$1,000,000 must be registered and dated by the Central Bank or by a bank or other entity authorized by the Central Bank to participate in the Formal Exchange Market before the proceeds from the issuance can be remitted to Chile and received by the issuer or simultaneously with the remittance into Chile of such proceeds. The issuer must submit forms regarding the offering to the registering entity or directly to the Central Bank, along with a letter of instructions indicating whether it prefers to receive the proceeds in Chilean pesos or in a foreign currency. If presented through a Formal Exchange Market entity, such entity must, in turn, verify that the forms submitted by the issuer are in accordance with the documentation relating to the issue and inform the Central Bank of the operation no later than 11:00 a.m. on the banking business day following the date on which the proceeds of the issue are transferred to the issuer.

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

Debt securities issued through our Panamanian agency

In December 1996, we established a registered agency in Panama. We may from time to time issue debt securities directly or through our Panamanian agency depending on, among other factors, whether or not we expect to bring the proceeds thereof into Chile. In such cases, the proceeds of such issuance of the notes may be brought into Chile or held abroad. In either case, however, in accordance with Chapter VIII of the Compendium, we were required to inform the Central Bank of the issuance of international bonds through our Panamanian agency during the first ten calendar days of the month following the one in which the disbursement of funds to the agency was produced, and provide the schedule of payments of the notes. On December 27, 2007, the requirement to provide such information to the Central Bank was eliminated. We will no longer be required to inform the Central Bank of future issuances of bonds made through our Panamanian agency.

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

Taxation of Interest and Additional Amounts

A United States Holder will treat the gross amount of interest and Additional Amounts (i.e., without reduction for Chilean Interest Withholding Tax, determined utilizing the 4.0% Chilean Interest Withholding Tax rate applicable to all United States Holders of our securities) as ordinary interest income in respect of our securities at the time that such payments are accrued or are received, in accordance with the United States Holder’s method of tax accounting. Any Chilean Interest Withholding Tax paid will be treated as foreign income taxes eligible for credit against such United States Holder’s United States federal income tax liability, subject to generally applicable limitations and conditions, or, at the election of such United States Holder, for deduction in computing such United States Holder’s taxable income. Interest and Additional Amounts will constitute income from sources outside the United States for foreign tax credit purposes. Such income generally will constitute “passive category income.” Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities and may not be allowed for withholding taxes imposed in respect of arrangements in which a United States Holder’s expected economic profit is insubstantial. United States Holders should consult their own advisors concerning the implications of these rules in light of their particular circumstances.

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

INTEREST RATE RISK

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2008, we had outstanding approximately U.S.$2,595.9 million of long-term indebtedness excluding accrued interest, of which approximately 77.6% bore interest at fixed interest rates and approximately 22.4% bore interest at floating rates of interest. These average rates do not reflect the effect of swap agreements. 92.5% of the indebtedness was denominated in U.S. dollars as of that date. The interest rate on our variable rate debt is determined principally by reference to LIBOR.

The following table summarizes our long-term debt obligations, including 2009 maturities, at December 31, 2008 that are sensitive to changes in interest rates. The table presents the aggregate principal amount of each category of indebtedness maturing in each year, at the weighted average interest rate for each category of indebtedness. Average interest rates for liabilities are calculated based on the prevailing interest rate for each loan at December 31, 2008.

	As of December 31, 2008
	Average Interest Rate(1)	Expected contractual maturity date						Total Long Term Debt	Fair Value(2)
		2009	2010	2011	2012	2013	Thereafter
Long-Term Interest Bearing Debt
Fixed Rate
(U.S.$-denominated)	6.8%	100.0	270.2	386.9	—	300.0	760.9	1,818.0	1,799.9
(UF-denominated)	4.8%	—	—	—	11.0	11.0	169.8	191.7	187.8
(R.$-denominated)	6.8%	4.1	—	—	—	—	—	4.1	4.1
Variable Rate
(U.S.$-denominated) LIBOR +	0.3%	200.0	39.1	58.3	82.3	82.3	120.0	589.1	598.1
(R.$-denominated) TJLP +	5.3%	0.1	—	—	—	—	—	0.1	0.1
Total		304.2	309.3	445.2	93.2	393.2	1,050.7	2,595.9	2,573.9

(1)

Average interest rate means, for variable rate debt, the weighted average prevailing interest rate at December 31, 2008, on our variable rate debt, and for fixed rate debt, the weighted average prevailing interest rate at December 31, 2008, on our fixed rate debt. Average rates do not reflect the effect of swap agreements.

(2)

These figures were calculated based on the discounted value of future cash flows expected to be received or paid, considering current discount rates that reflect the different risks involved. See Note 8 to our audited consolidated financial statements.

FOREIGN CURRENCY RISK

Our principal exchange rate risk involves changes in the value of the Chilean peso, the Brazilian real and, to a lesser extent, the Argentine peso and the euro relative to the dollar. We generally believe that our foreign currency exposure is not material to our net income. In 2008, substantially all of our consolidated revenues were denominated in or indexed to foreign currencies. We estimate that a majority of our consolidated costs and expenses are denominated in dollars. As of December 31, 2008:

•	A significant portion of our accounts receivable were denominated in U.S. dollars;

•	31.34% of our cash and short-term investments were denominated in U.S. dollars and 41.10% were denominated in reals;

•	substantially all of our indebtedness was denominated in U.S. dollars; and

•	a significant portion of our consolidated total assets was denominated in U.S. dollars.

Substantially all of our foreign currency-denominated revenues, costs and expenses, receivables and indebtedness are denominated in U.S. dollars. As of December 31, 2008, substantially all of our long-term debt was denominated in U.S. dollars. Accordingly, variations in the value of the Chilean peso relative to the dollar will not have a significant effect in the cost in dollars of our foreign debt service obligations.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15T.	Controls and Procedures

(a) Disclosure controls and procedures. We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Accounting Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as of December 31, 2008. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Accounting Officer concluded that the disclosure controls and procedures, as of December 31, 2008, were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Accounting Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2008.

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

(d) Changes in internal controls over financial reporting. There has been no change in our internal control over financial reporting during 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, during the fiscal years ended December 31, 2007 and 2008.

	Year ended December 31,
	2007	2008
	(U.S.$ in thousands)
Audit fees	$1,189	$1,267
Audit-related fees	299	4
Tax fees	149	127
Other fees	76	78

Total fees	$1,712.2	$1,476

Audit fees in the above table are the aggregate fees billed by PricewaterhouseCoopers in connection with the audit of our annual financial statements in accordance with Chilean GAAP and U.S. GAAP, as well as the review of other filings.

Audit-related fees in the above table are the aggregate fees billed by PricewaterhouseCoopers for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, including consultations regarding the Sarbanes-Oxley Act, due diligence related to acquisitions and review of offering memorandums prepared in connection with the issuance of debt under Rule 144A.

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Not applicable. Neither our stock nor our SEC-registered securities are listed on any stock exchange or other regulated market.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See our audited consolidated financial statements beginning on page F-1, incorporated herein by reference.

Item 19.	Exhibits

Documents filed as exhibits to this annual report:

1.1	English translation of the by-laws (estatutos) of Celulosa Arauco y Constitución S.A., dated as of January 31, 2008

8.1	List of subsidiaries

12.1	Certification of chief executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of chief executive officer and principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Valuation and qualifying accounts

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

Date: June 26, 2009

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

December 31, 2008

ThU.S.$ - Thousands of United States dollars

Ch$ - Chilean pesos

PricewaterhouseCoopers
RUT: 81.513.400-1
Santiago de Chile
Av. Andrés Bello 2711-Torre Costanera
Las Condes
Teléfono [56] (2) 940 0000

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Celulosa Arauco y Constitución S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of Celulosa Arauco y Constitución S.A. and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule included under Exhibit 15.1 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Santiago, Chile.

June 24, 2009

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

	At December 31,
	2008	2007
	(U.S.$ in thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents 1d)	$18,665	37,507
Time deposits	72,195	36,260
Short-term investments 1e)	59,276	193,509
Trade receivables – net	534,942	592,074
Other receivables – net (2)	165,380	167,682
Inventories 1f), (3)	591,378	451,315
Prepaid expenses and other current assets (4)	230,357	161,979

Total current assets	1,672,193	1,640,326

LONG-TERM ASSETS:
Forest 1g)	2,188,739	2,241,737
Property, plant and equipment – net 1h), (5)	3,519,961	3,562,250
Investments in affiliates	108,067	120,356
Goodwill 1n)	25,177	25,679
Other long-term assets	86,734	110,028

Total long-term assets	5,928,678	6,060,050

Total assets	$7,600,871	$7,700,376

Notes to the financial statements are an integral part of these financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

	At December 31,
	2008	2007
	(U.S.$ in thousands)
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term debt	$26,984	168,352
Current portion of long-term notes (8)	204,227	124,588
Current portion of long-term bonds 1p), (8)	100,000	—
Accounts payable (6)	324,630	449,826
Accrued liabilities and other current liabilities (7)	133,567	138,281

Total current liabilities	789,408	881,047

LONG-TERM LIABILITIES:
Long-term notes (8)	381,943	582,063
Long-term bonds 1p), (8)	1,909,688	1,818,193
Deferred income taxes (9)	391,189	358,159
Other long-term liabilities	60,783	80,170

Total long-term liabilities	2,743,603	2,838,585

MINORITY INTEREST	134,559	140,395

STOCKHOLDERS’ EQUITY:
Common stock (nominal par value, 113,152,446 shares authorized and issued)	—	—
Paid-in capital	363,833	363,833
Retained earnings	3,607,146	3,398,822
Accumulated other comprehensive (loss) income	(37,678)	77,694

Total stockholders’ equity	3,933,301	3,840,349

Total liabilities and stockholders’ equity	$7,600,871	$7,700,376

Notes to the financial statements are an integral part of these financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated Statements of Income and Comprehensive Income

	Year Ended December 31,
	2008	2007	2006
	(U.S.$ in thousands)
Net sales	$3,693,970	$3,576,719	$2,850,012
Operating costs and expenses:
Cost of sales, exclusive of depreciation	(2,436,866)	(2,108,730)	(1,626,038)
Depreciation (13)	(224,397)	(240,299)	(186,995)
Selling and administrative expenses	(297,295)	(279,868)	(229,220)
Impairment of fixed assets (14)	(65,378)	—	—

Total operating costs and expenses	(3,023,936)	(2,628,897)	(2,042,253)

Income from operations	670,034	947,822	807,759

Non-operating income (expense):
Interest income	31,284	47,735	40,899
Other income gains (losses)	21,395	10,820	(344)
Foreign exchange (losses) gains	(93,982)	(1,942)	10,510
Interest expense	(118,066)	(136,595)	(82,460)

Total non-operating income (expense)	(159,369)	(79,982)	(31,395)

Income before taxes, minority interest and equity in earnings of unconsolidated affiliates	510,665	867,840	776,364
Provision for income taxes (9)	(111,998)	(178,924)	(161,958)
Minority interest in consolidated subsidiaries	(7,680)	(1,079)	100
Equity in earnings of unconsolidated affiliates	6,718	9,520	7,926

Net income	397,705	697,357	622,432

Other comprehensive (loss) income
Foreign currency translation adjustment	(115,372)	36,214	10,643

Comprehensive income	$282,333	$733,571	$633,075

Notes to the financial statements are an integral part of these financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2008	2007	2006
	(U.S.$ in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$397,705	$697,357	$622,432
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	224,397	240,299	186,995
Impairment of fixed assets	65,378	—	—
Minority interest in net income of consolidated subsidiaries	7,680	1,079	100
Earnings of unconsolidated affiliates	(6,718)	(9,520)	(7,926)
Deferred income taxes	35,898	54,280	44,091
Allowance for doubtful accounts	3,722	3,919	2,532
(Gain) loss on sale of fixed assets	745	145	(761)
Decrease (increase) in receivables	53,280	(45,247)	(181,487)
Decrease (increase) in inventories	(140,063)	(42,064)	(45,581)
Decrease (increase) in other assets	77,662	(7,029)	(40,326)
Increase in accounts payable	(13,914)	(14,659)	71,290
Increase in other liabilities	(485)	86,354	215,488

Net cash provided by operating activities	705,287	964,914	866,847

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment and forest	(456,251)	(461,794)	(1,094,360)
Proceeds from sales of property, plant and equipment	1,152	5,511	6,460
Investment in related companies	(10,353)	(212,052)	(10,176)
Investments and proceeds in trading securities	98,298	(64,199)	146,982
Dividends received from related companies	5,797	—	8,598

Net cash used in investing activities	(361,357)	(732,534)	(942,496)

CASH FLOWS FROM FINANCING ACTIVITIES
Bonds issued	202,537	268,110	—
Bank borrowings and notes	625,209	1,183,007	957,005
Debt issue costs	(2,797)	(3,309)	—
Payment of notes and bond principal	(887,058)	(1,380,518)	(690,443)
Dividends paid	(300,663)	(284,343)	(194,691)

Net cash provided by (used in) financing activities	(362,772)	(217,053)	71,871

Net increase (decrease) in cash and cash equivalents	(18,842)	15,327	(3,778)
Cash and cash equivalents at beginning of year	37,507	22,180	25,958

Cash and cash equivalents at end of year	$18,665	$37,507	$22,180

Notes to the financial statements are an integral part of these financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

	Year Ended December 31,
	2008	2007	2006
	(Dollar and Share Amounts in Thousands, Except Per Share Amounts)
Common Stock	—	—	—
Nominal par value
(113,152,446 shares authorized and issued at December 31, 2008, 2007, and 2006)

Paid in capital
Balance at beginning of year	$363,833	$363,833	$363,833

Balance at end of year	363,833	363,833	363,833

Retained earnings
Balance at beginning of year	3,398,822	3,025,246	2,695,448
Initial application of SAB 108	—	—	(32,403)
Net income	397,705	697,357	622,432
Dividends	(189,381)	(323,781)	(260,231)

Balance at end of year	3,607,146	3,398,822	3,025,246

Accumulated other comprehensive (loss) income
Foreign currency translation adjustments	(37,678)	77,694	41,480

Total stockholders’ equity	$3,933,301	$3,840,349	$3,430,559

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

In October 2006, Fondo de Inversión Bío-Bío (“Forbío”) acquired Forestal Bío-Bío’s assets for U.S.$ 346 million. At the same time, Arauco signed with Forbío certain contracts to become the administrator and exclusive buyer of these forestry assets which include 40,000 hectares of plantations. Arauco receives an annual fee for the administration of the forest. Arauco also signed a purchase contract with Forbío whereby it has the obligation to buy the wood, plantations and land over a seven-year term starting in October 2006. Forbío was formed by Arauco’s unrelated companies Foresta Administradora de Fondos de Inversión S.A. and Fondo Inmobiliario Independencia. Forbío was financed by debt amounting to U.S.$ 240 million and capital contributions. The Company has determined that Forbío is a variable interest entity and the Company is the primary beneficiary. As such, commencing in October 2006, the Company consolidates Forbío. There are no assets of the Company that serve as collateral for Forbío and the creditors of Forbío have no recourse to the general credit of the Company.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

d) Cash and cash equivalents

Arauco considers all highly liquid securities with maturities of three months or less at the time of purchase to be cash equivalents. Arauco invests its excess cash in short-term time deposits and repurchase agreements with high quality financial institutions. These time deposits and repurchase agreements are included in cash and cash equivalents at fair value. Arauco generally holds these cash investments until maturity and is therefore not subject to significant market risk. The Company has accounts with a variety of banks and does not hold significant deposits with any single bank.

e) Short-term investments

Arauco’s short-term investments consist primarily of investments in mutual fund units, which are classified as trading securities. These short-term investments are recorded at fair value with unrealized holding gains and losses included in earnings. Net unrealized holding gains included in net earnings amounted to U.S.$ 0.1 million, U.S.$ 0.5 million and U.S.$ 0.5 million for the years ended December 31, 2008, 2007, and 2006, respectively.

f) Inventories

Inventories of raw materials, work-in-process and spare parts are stated at the lower of cost or market, primarily using the average cost method. Finished goods are stated at the lower of average production costs for the period or market. Inventory costs include materials, labor, transportation, depreciation of fixed assets and production overhead as appropriate.

g) Forests

Timber and timberlands are stated at cost less cost of timber harvested. The costs incurred in developing and growing timber such as site preparation, property taxes, seedling, planting, fertilization, insect and wildlife control, herbicide application and thinning, are capitalized. Direct and indirect interest costs incurred in connection with the development of timber and timberlands are also capitalized. These capitalized costs are accumulated in specifically identifiable farm blocks. Accounting practices for these costs do not change when timber becomes merchantable and harvesting commences.

Costs incurred related to logging roads are capitalized and amortized over their expected useful lives or as the related timber is harvested.

Depletion, or costs attributed to timber harvested is determined by each identifiable farm block that is in the harvesting stage based on the relationship of unamortized timber costs to the estimated volume of recoverable timber multiplied by the amount of timber cut. The estimated volume of recoverable timber is determined using statistical information and other data related to growth rates and yields gathered from physical observations, models and other information gathering techniques. Changes in yields are generally due to adjustments in growth rates and similar matters and are accounted for prospectively as changes in estimates. The cost of timber harvested is included in the carrying values of raw materials and product inventories and in the cost of products sold as these inventories are sold to third parties.

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

i) Asset impairments

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” long-lived assets to be held and used by Arauco are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When impairment is indicated, the book values of the assets are written down to their estimated fair value as calculated by the expected discounted cash flows or estimated net sales price. See Note 14 for a discussion of charges related to impairments of property, plant and equipment. Long-lived assets that are held for sale are written down to the estimated fair value.

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

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

l) Allowance for doubtful accounts and trade receivables

Arauco provides an allowance for doubtful accounts based on a review of the specific receivables. As of December 31, 2008 and 2007, no single customer accounted for more than 10% of the outstanding balance of accounts receivable. At December 31, 2008 and 2007, the balance in the allowance account for receivables was U.S.$ 16.3 million and U.S.$ 12.6 million, respectively.

m) Currency translation

The functional currency of the Company and its subsidiaries, except for Brazilian subsidiaries, is the U.S. dollar. The Company has subsidiaries that maintain their records in local currencies. Because the U.S. dollar is the functional currency, subsidiaries that maintain their records in local currency re-measure their financial statements into U.S. dollars using the historical exchange rates for non-monetary assets and liabilities and shareholders’ equity accounts. For monetary assets and liabilities, the year-end exchange rate prevailing on December 31 of each year is used. The income statement amounts are re-measure into U.S. dollars at a weighted average exchange rate for each month. Re-measurement gains or losses are recorded in foreign exchange gains (losses) in the income statement.

In the case of Brazilian subsidiaries, the local currency is the functional currency. As such, assets and liabilities are translated using the exchange rates in effect at the balance sheet date. Income and expenses are translated at the average exchange rates during each month. Translation gains and losses not reflected in earnings are reported in accumulated other comprehensive income (loss) in stockholders’ equity.

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

p) Bonds

Bonds are shown at face value plus accrued interest less discount on issue of the bonds. The expenses incurred in the issue of the bonds are shown under other current and long- term assets and are amortized using the interest method of amortization over the term of the instruments. Total capitalized costs associated with bonds were U.S.$ 11.5 million and U.S.$ 11.0 million at December 31, 2008 and 2007, respectively.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

q) Research and development expenses

The cost of research, project development and special studies are charged to income in the year in which they are incurred. The cost of research and development charged to income was U.S.$ 4.4 million, U.S.$ 3.2 million and U.S.$ 3.2 million for the years ended December 31, 2008, 2007, and 2006, respectively.

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

s) Severance benefit plan

Arauco sponsors a retirement plan that covers certain employees. It has recorded a liability for long-term severance indemnities based on agreements it has entered into with its employees at certain of its companies in Chile. Generally, upon leaving Arauco, employees who have completed five years of service are entitled to one month’s salary for each year of service, up to the retirement age of 60 and 65 years for women and men, respectively. In accordance with Emerging Issues Task Force (“EITF”) 88-1, Arauco records the undiscounted obligation for this plan as if it was payable at each balance sheet date. Severance benefit(expense) for this plan was U.S.$ 0.9 million, U.S.$ (7.1) million and U.S.$ (3.9) million, for fiscal 2008, 2007 and 2006, respectively. The severance liability is recorded in other long-term and current liabilities and amounted to U.S.$ 27.6 million and U.S.$ 30.4 million, at December 31, 2008 and 2007 respectively.

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

The purchase price of Arauco’s acquisitions in Brazil in 2007 has been allocated as follows:

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

v) New accounting pronouncements

In December 2008, the FASB issued FSP FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets.” This FSP amends FASB Statement No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” and requires an employer to separately disclose the fair value of each major category of plan assets of a defined benefit pension or postretirement plan. In addition, employers are required to disclose information enabling users to understand investment policies and strategies, assess the inputs and valuation techniques used to develop fair value measurements, and to disclose any significant concentrations of risks within plan assets. This FSP is effective for fiscal years ending after December 15, 2009, earlier application is permitted. The Company does not expect the adoption of this FSP to have an effect on its consolidated financial statements.

In December 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities.” This FSP amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” and FASB Interpretation No. 46, “Consolidation of Variable Interest Entities,” to expand financial statement disclosures required. This FSP is effective for the first reporting period ending after December 15, 2008. The application of this FSP did not have a material impact on the Company´s financial position or results of operations.

In November 2008, the FASB issued EITF Issue No. 08-6, “Equity Method Investment Accounting Considerations,” which provides clarification on the measurement of the initial carrying value of an equity investment, impairment assessment of underlying indefinite-lived intangible assets of an equity method investment, accounting for an equity method investee’s issuance of shares, and how to account for a change in investment from the equity method to the cost method. The guidance in this EITF is effective for fiscal years beginning on or after December 15, 2008, and is to be applied prospectively. The Company is currently evaluating the impact of this EITF on their financial position and results of operations.

In October 2008, the FASB issued FSP No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active.” This FSP would amend FASB Statement No. 157, “Fair Value Measurements,” to clarify its application in an inactive market by providing an illustrative example to demonstrate how the fair value of a financial asset is determined when the market for that financial asset is inactive. The FSP was effective upon issuance, including prior periods for which financial statements have not been issued. The application of this FSP did not have a material impact on the Companies’ financial position or results of operations.

In September 2008, the FASB issued FSP FAS 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees; An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161,” to expand financial statement disclosures required for credit derivatives within the scope of Statement No. 133 and guarantees within the scope of Interpretation 45, as well as clarifying the effective date of FASB Statement No. 161. The FSP is effective for reporting periods ending after November 15, 2008. The application of this FSP did not have a material impact on the Companies’ financial position, results of operations or liquidity.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

In May 2008, the FASB issued Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” This Statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. This Statement is effective 60 days following the Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” The Company is currently evaluating the impact of this Statement on their financial position, results of operations and liquidity.

In May 2008, the FASB issued FSP APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement).” This FSP applies to convertible debt instruments that may be settled in cash, or other assets, upon conversion and are not addressed by APB Opinion No. 14 “Accounting for Convertible Debt Instruments and Debt Issued with Stock Purchase Warrants.” If the embedded conversion option is required to be separately accounted for as a derivative, then such convertible debt instruments should be accounted for under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” and this FSP does not apply. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. This FSP is not expected to have a material impact on the Company’s financial position or results of operations.

In April 2008, the FASB issued FSP No. 142-3, “Determination of the Useful Life of Intangible Assets.” This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets.” The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (revised 2007), “Business Combinations,” and other U.S. generally accepted accounting principles. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The Company is currently evaluating the impact of this FSP on their financial position, results of operations and liquidity.

In March 2008, the FASB issued Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities.” This Statement amends and expands the disclosure requirements of Statement 133 with the intent to provide users of financial statements with enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. The Statement requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the impact of this Statement on their disclosures of financial position and results of operations.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

In February 2008, the FASB issued FSP No. 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements that Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13,” and FSP No. FAS 157-2, “Effective Date of FASB Statement No. 157.” FSP No. 157-1 amends FASB Statement No. 157 to exclude FASB Statement No. 13, “Accounting for Leases,” and other accounting pronouncements that address fair value measurements for purposes of lease classification and measurement under Statement No. 13. This FSP was effective upon the initial adoption of SFAS 157. FSP No. FAS 157-2 delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years for items within the scope of this FSP. The adoption of FSP Nos. 157-1 and FAS 157-2 did not have a material impact on the Company’s financial position or results of operations.

In January 2008, the FASB issued Statement 133 Implementation Issue No. E23, “Hedging—General: Issues Involving the Application of the Shortcut Method under Paragraph 68.” Issue E23 amends paragraph 68 of SFAS 133 with respect to the conditions that must be met in order to apply the shortcut method for assessing hedge effectiveness. The implementation guidance in this Issue is effective for hedging relationships designated on or after January 1, 2008. The adoption of Issue E23 did not have a material impact on the Company’s financial position or results of operations.

In December 2007, the FASB issued FASB Statement No. 141R, Business Combinations (Statement 141R) and FASB Statement No. 160, Non-controlling Interests in Consolidated Financial Statements – an amendment to ARB No. 51 (Statement 160). Statements 141R and 160 require most identifiable assets, liabilities, non-controlling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require non-controlling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with non-controlling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date. The Company is currently evaluating the impact of adopting Statement 141R on its results of operations and financial position. Upon adopting Statement 160, the Company will reclassify minority interest.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities; Including an Amendment of FASB Statement No. 115” (“SFAS 159”). This Standard permits entities to chose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 was effective as of the beginning of 2008. The Company evaluated its existing eligible financial assets and liabilities and elected not to adopt the fair value option for any eligible items for the fiscal year ended on December 31, 2008. Also, SFAS 159 amended SFAS No. 115, “Accounting for certain Investments in Debt and Equity Securities” and SFAS No. 95, “Statements of Cash Flows,” in regard to the classification of cash flows related to trading securities. As such, the Company was required to reclassify in the Consolidated Statements of Cash Flows from operating to investing activities, the net change in trading securities amounting to U.S.$ (64.2) million and U.S.$ 147.0 million for the years ended December 31, 2007 and 2006, respectively.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 2 - OTHER RECEIVABLES - NET

	December 31,
	2008	2007
	ThU.S.$	ThU.S.$
Value added tax receivable	61,229	46,570
Income tax receivable	72,680	34,895
Related party receivables	5,475	11,379
Other receivables	27,027	75,999
Allowance	(1,031)	(1,161)

Total other receivables - net	165,380	167,682

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 3 - INVENTORIES

Inventories were valued in accordance with the policy described in Note 1f). The principal components were as follows:

	December 31,
	2008	2007
	ThU.S.$	ThU.S.$
Finished goods	369,432	235,192
Work in progress	42,789	22,628
Sawlogs, pulpwood and chips	40,726	72,705
Raw materials	96,710	80,941
Other parts and materials	41,721	39,849

Total inventories	591,378	451,315

NOTE 4 - PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2008	2007
	ThU.S.$	ThU.S.$
Prepaid freight and other expenses	124,753	89,603
Spare parts	61,908	47,884
Other current assets	43,696	24,492

Total prepaid expenses and other current assets	230,357	161,979

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT - NET

		December 31,
	Useful lives	2008	2007
		ThU.S.$	ThU.S.$
Land and improvements	—	675,981	659,810
Buildings and improvements	39 years	1,935,421	1,912,924
Machinery and equipment	16 years	2,846,765	2,914,035
Construction in progress	—	285,426	109,751
Other	11 years	300,020	267,731

		6,043,613	5,864,251
Accumulated depreciation		(2,523,652)	(2,302,001)

Total property, plant and equipment - net		3,519,961	3,562,250

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 6 - ACCOUNTS PAYABLE

	December 31,
	2008	2007
	ThU.S.$	ThU.S.$
Accounts payable - trade	221,449	220,921
Dividends payable	88,449	214,885
Notes payable	5,414	5,690
Accounts payable - related parties	9,318	8,330

Total accounts payable	324,630	449,826

NOTE 7 - ACCRUED LIABILITIES AND OTHER CURRENT LIABILITIES

	December 31,
	2008	2007
	ThU.S.$	ThU.S.$
Accrued interest	40,017	40,771
Other accruals	55,399	61,390
Withholding taxes	35,523	31,264
Deferred income	2,628	4,856

Total accrued liabilities and other current liabilities	133,567	138,281

NOTE 8 - LONG-TERM DEBT

	Interest Rate at December 31, 2008		December 31,
			2008	2007
	%		ThU.S.$	ThU.S.$
Long-term notes
Notes payable:
Citigroup (Revolving Facility) (due in 2009)	LIBOR + 0.30		160,000	240,000
J.P. Morgan Chase Bank N.A.	LIBOR + 0.37	5	171,429	205,715
BBVA New York	LIBOR + 0.20		240,000	240,000
Note payable - Argentina (due in 2008)	LIBOR + 0.37	5	—	843
Santander Overseas Bank Inc.	LIBOR + 0.50		2,400	9,600
Sampo Bank	2.96		8,073	6,546
ABN Bank	5.93		—	969
Safra Bank	11.25		41	190
Alfa Bank	11.65		82	224
Banco do Brasil	8.75		—	2,117
Banco do Brasil	6.75		4,145	447

Total notes payable			586,170	706,651
Less: current portion			(204,227)	(124,588)

Total long-term notes			381,943	582,063

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

Arauco had a note payable to the Argentine Tesoro Nacional. The loan was initially obtained by Alto Paraná, a subsidiary of the Company acquired in 1997. The principal amount of the initial loan was U.S.$13 million, payable to Banco Nacional de Desarrollo, and was guaranteed by the Argentine government. The loan was refinanced when Banco Nacional de Desarrollo was taken over by the Argentine government. The note was due in annual installments with final payment due in 2008. Interest was payable semi-annually in arrears.

On October 6, 2006, Fondo de Inversión Bío Bío obtained a U.S.$ 240 million notes from J.P. Morgan Chase Bank, N.A. The term of the loan is seven years and the interest rate is LIBOR plus 37.5 basis points. Principal and interest are payable quarterly.

Also in October 2006, Forbío entered into a rate swap agreement with JP Morgan Chase Bank. The notional amount of the contract was U.S.$ 240 million. Forbío swapped its variable interest rate for fixed interest. Under the terms of the contract, Forbío pays fixed interest at a rate of 5.256% and receives variable interest at a rate of three months LIBOR. The interest rate swap settles quarterly, and the contract terminates in 2013.

On September 27, 2007, the Company entered into two loan agreements with Banco Bilbao Viscaya Argentaria S.A. for a principal amount of U.S.$ 150 million and U.S.$ 90 million, respectively. Each of the loans mature on March 27, 2016 and bear interest at a rate of LIBOR plus 0.2%. Interest is payable semi-annually.

The six - month LIBOR at December 31, 2008 and 2007 was 1.775% and 4.65%, respectively.

In accordance with the loans, the Company must maintain a minimum interest coverage ratio of 2:1 (on a rolling four-quarter basis), a maximum debt to equity ratio of 1.2:1 and a minimum consolidated net worth of at least U.S.$ 2,500 million under Chilean GAAP. The Company was in compliance with these covenants at December 31, 2008.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Annual Interest Rate at December 31, 2008	Outstanding Principal Amount at December 31,
		2008	2007
	%	ThU.S.$	ThU.S.$
Long-term bonds
Bonds:
U.S.$ bonds (2nd issue) due September 2009	7.20	100,000	99,973
U.S.$ bonds (2nd issue) due September 2017	7.50	124,377	124,404
U.S.$ bonds (3rd issue) due August 2010	8.625	270,216	270,227
U.S.$ bonds (4th issue) due September 2011	7.75	386,891	386,858
U.S.$ bonds (5th issue) due July 2013	5.125	300,000	300,000
U.S.$ bonds (6th issue) due April 2015	5.625	368,105	368,322
U.S.$ bonds (144-A) due June 2017	6.375	268,393	268,409
U.F. bonds (Barau-E) due October 2014	4.00	32,866	—
U.F. bonds (Barau-F) due October 2029	4.25	158,840	—

Total bonds		2,009,688	1,818,193
Less current maturities of long-term bonds		(100,000)	—

Total long-term bonds		1,909,688	1,818,193

On November 6, 2008, the Company issued two series of bonds for approximately U.S.$200 in the Chilean (local) market. The first bond, of 5,000,000 UF (UF is a daily indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on the previous month’s inflation rate, at December 31, 2008, 1 UF equals U.S.$ 33.71 dollars), was issued at 4.82% with a maturity of 21 years and a grace period of 10 years.

The second bond, of 1,000,000 UF, was issued at 4.66%, with a maturity of 6 years and a grace period of 3 years.

In June 2007, the Company’s subsidiary Alto Paraná S.A. issued U.S.$ 270 million of 10-years bonds bearing interest at 6.375%. The interest of these bonds is payable semi-annually in arrears.

In April 2005, the Company issued U.S.$ 400 million of 10-year bonds bearing interest at 5.625% (6th issue). The interest on these bonds is payable semi-annually in arrears.

In July 2003, the Company issued U.S.$ 300 million of 10-year bonds bearing interest at 5.125% (5th issue). The interest on these bonds is payable semi-annually in arrears.

In September 2001, the Company issued U.S.$ 400 million of 10-year bonds bearing interest at 7.75% (4th issue). The interest on these bonds is payable semi-annually in arrears.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

In August 2000, the Company issued U.S.$ 300 million of 10-year bonds bearing interest at 8.625% (3rd issue). The interest on these bonds is payable semi-annually in arrears.

In October 1997, the Company issued U.S.$ 175 million of 8-year bonds bearing interest at 6.95% which was paid in 2005, U.S.$ 100 million of 12-year bonds bearing interest at 7.2% and U.S.$ 125 million of 20 year-bonds bearing interest at 7.5% (2nd issue). The interest on these bonds is payable semi-annually in arrears.

In the period between October 2002 and December 2002, the Company repurchased and retired approximately U.S.$ 42.5 million of its 7.75% and 8.625% bonds due in 2011 and 2010, respectively. The bonds were obtained at a premium, resulting in a loss of U.S.$ 3,006 thousand, net of income taxes. The loss includes the write-off of unamortized capitalized issuance costs associated with these bonds of U.S.$ 916 thousand. In September 2001, the Company repurchased and retired U.S.$ 119.8 million of its 6.75% bonds due in 2003. The bonds were obtained at a premium, resulting in a loss of U.S.$ 3.9 million, net of income taxes. The loss includes the write-off of unamortized capitalized bond issuance costs of U.S.$ 967 thousand.

In December 2007, the Company repurchased U.S.$ 30 million of its 5.625% bonds due in 2015. The bonds were obtained at a discount, resulting in a gain of U.S.$ 424 thousand.

The Company entered into a rate swap agreement in May 2002 with Dresdner Bank A.G. The notional amount of the contract was U.S.$ 200 million. The Company swapped its fixed interest rate for variable interest. Under the terms of the contract, the Company pays variable interest at a rate of LIBOR plus 1.79875% and receives interest at a rate equal to 7.75%. This is the rate equal to the 4th bond issue. The interest rate swap settles semi-annually, and the contract terminates in 2011.

The Company entered into a rate swap agreement in May 2003 with JP Morgan Chase Bank. The notional amount of the contract was U.S.$ 200 million. The Company swapped its variable interest rate for fixed interest. Under the terms of the contract, the Company pays fixed interest at a rate of 5.506% and receives variable interest at a rate of LIBOR plus 1.79875%. The interest rate swap settles semi-annually, and the contract terminates in 2011.

In July and August 2003, the Company entered settlements of U.S.$ 30 million and U.S.$ 40 million, respectively, for both interest rate swap agreements, leaving a notional amount of U.S.$ 130 million for both contracts.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The weighted average interest rate for all long-term debt at December 31, 2008 and 2007 was approximately 5.76% and 6.48%, respectively. Required repayment of principal for long-term debt is as follows:

Year Ended December 31,
ThU.S.$
2009	304,227
2010	309,275
2011	445,177
2012	93,242
2013	393,241
2014	58,954
2015	416,105
2016	24,000
2017	392,797
2019	158,840

Total	2,595,858

Cash paid during 2008, 2007 and 2006 for interest was U.S.$ 181.9 million, U.S.$ 200.1 million and U.S.$ 172.3 million, respectively. The total amount of interest cost incurred by Arauco was U.S.$ 179.9 million, U.S.$ 199.7 million and U.S.$ 176.5 million for the years ended December 31, 2008, 2007, and 2006, respectively. The amount of interest capitalized for these periods was U.S.$ 61.9 million, U.S.$ 63.1 million, and U.S.$ 94.0 million, respectively.

NOTE 9 –INCOME TAXES

Provision for income taxes was as follows:

	Year ended December 31,
	2008	2007	2006
	ThU.S.$	ThU.S.$	ThU.S.$
Domestic
Current	38,400	73,903	85,509
Deferred	44,050	47,713	30,304
Foreign
Current	37,699	50,742	32,358
Deferred	(8,151)	6,566	13,787

Total provision for income taxes	111,998	178,924	161,958

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The tax effects of significant temporary differences creating deferred tax assets and liabilities at December 31, were as follows:

	December 31,
	2008	2007
	ThU.S.$	ThU.S.$
Deferred income tax liabilities
Inventories	(16,565)	(10,539)
Other	(41,276)	(40,709)
Property, plant and equipment	(408,663)	(377,365)
Debt issue costs	(2,675)	(4,138)

Total deferred tax liabilities	(469,179)	(432,751)
Deferred income tax asset
Accruals	—	560
Tax loss carry forwards	35,725	35,073
Other	37,552	37,115

Total deferred tax assets	73,277	72,748

Valuation allowance	—	—

Total deferred tax assets - net	73,277	72,748

Net deferred tax liability	(395,902)	(360,003)

Net long-term deferred tax liabilities were U.S.$ 391.2 million at December 31, 2008 and U.S.$ 358.2 million at December 31, 2007. In addition, net short-term deferred tax liabilities of U.S.$ 4.7 million at December 31, 2008 and U.S.$ 1.8 million at December 31, 2007 are included in the Consolidated Balance Sheets in accrued liabilities and other current liabilities.

Cash paid during 2008, 2007 and 2006 for income taxes was U.S.$ 119.6 million, U.S.$ 108.9 million and U.S.$ 79.8 million, respectively.

At December 31, 2008, Arauco had operating loss carry-forwards of approximately U.S.$ 156.4 million. Loss carry-forwards associated with Chile are U.S.$ 108.2 million, which can be carried forward indefinitely. Loss carry-forwards in Brazil were U.S.$ 48.2 million, which can be carried forward indefinitely.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The following table summarizes the effect of the differences between the statutory income tax rate and the effective income tax rates:

	Year ended December 31,
	2008	2007	2006
	ThU.S.$	ThU.S.$	ThU.S.$
Pretax income multiplied by enacted tax rate	87,955	148,798	133,346
Change in valuation allowance	—	—	(5,923)
Tax effect resulting from foreign subsidiaries	5,015	23,340	24,269
Permanent differences	19,028	6,810	10,384
Non-taxable income	—	(24)	(118)

Effective income tax amount	111,998	178,924	161,958

The Chilean statutory, first category (corporate) income tax rate was 17% in 2006, 2007 and 2008 and thereafter in accordance with currently enacted tax legislation. Also, in accordance with Chilean law, the Company and each of its subsidiaries compute and pay tax on a separate basis and not on a consolidated basis. The Argentine statutory first category income tax rate was 35% for all years presented. The Brazilian statutory first category income tax rate was 34% for all years presented.

NOTE 10 - FAIR VALUE OF FINANCIAL INSTRUMENTS

A) SFAS 157, “Fair Value Measurements”

Effective January 1, 2008, the Company adopted FASB Statement No. 157, “Fair Value Measurements” (SFAS No. 157). This Statement defines fair value, establishes a framework for measuring fair value and expands the disclosures about fair value measurements.

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in a principal or most advantageous market. Fair value is a market-based measurement that is determined based on inputs, which refer broadly to assumptions that market participants use in pricing assets or liabilities. These inputs can be readily observable, market corroborated, or generally unobservable firm inputs. The Company often makes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk, and the risks inherent in the inputs to valuation techniques. The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

SFAS No. 157 requires consideration of the impact of nonperformance risk (including credit risk) from a market participant perspective in the measurement of the fair value of assets and liabilities. At December 31, 2008, the Company determined that nonperformance risk would have no material impact on their financial position or results of operations. To assess nonperformance risk, the Company considered

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

information such as collateral requirements, master netting arrangements, letters of credit and parent company guarantees, and applied a market-based method by using the counterparty (for an asset) or the Company’s (for a liability) credit default swaps rates.

SFAS No. 157 established a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value in three broad levels. The standard requires that assets and liabilities be classified in their entirety based on the level of input that is significant to the fair value measurement. Assessing the significance of a particular input may require judgment considering factors specific to the asset or liability, and may affect the valuation of the asset or liability and their placement within the fair value hierarchy. The Company classifies fair value balances based on the fair value hierarchy defined by SFAS No. 157 as follows:

Level I – Consists of assets or liabilities whose value is based on unadjusted quoted prices in active markets at the measurement date. An active market is one in which transactions for assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis. This category includes contracts traded on active exchange markets valued using unadjusted prices quoted directly from the exchange.

Level II – Consists of assets or liabilities valued using industry standard models and based on prices, other than quoted prices within Level I, that are either directly or indirectly observable as of the measurement date. The industry standard models consider observable assumptions including time value, volatility factors, and current market and contractual prices for the underlying commodities, in addition to other economic measures. This category includes contracts traded on active exchanges or in over-the-counter markets priced with industry standard models.

Level III – Consists of assets or liabilities whose fair value is estimated based on internally developed models or methodologies using inputs that are generally less readily observable and supported by little, if any, market activity at the measurement date. Unobservable inputs are developed based on the best available information and subject to cost benefit constraints. This category includes contracts priced using models that are internally developed and contracts placed in illiquid markets. It also includes contracts that expire after the period of time for which quoted prices are available and internal models are used to determine a significant portion of the value.

As of December 31, 2008, the Company held certain items that are required to be measured at fair value on a recurring basis. These included:

(i)	Mutual fund units

(ii)	Time deposits

(iii)	Securities purchased under resale agreements

(iv)	Swap Contracts

(v)	Forwards

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The following table provides information by level for assets and liabilities that are measured at fair value, as defined by SFAS 157, on a recurring basis:

	Fair value at December 31,	Fair value measurements Using inputs considered as
Description	2008	Level I	Level II	Level III
			(Th U.S.$)
Assets
Mutual fund units	59,276	59,276	—	—
Time deposits	72,195	—	72,195	—
Securities purchased under resale agreements	17,172	—	17,172	—
Swap Contracts	7,707	—	7,707	—
Forward Contracts	5,762	—	5,762	—

Level I assets consist of mutual fund units that are traded in an active market with sufficient volume and frequency of transactions.

Level II assets consist of time deposits and securities purchased under resale agreements with quoted market prices that are traded in less active markets or priced using a quoted market price for similar instruments. This level also includes assets resulting from swap and forwards derivative contracts priced using inputs that are observable in the market or can be derived principally from or corroborated with observable market data.

B) SFAS 107, Fair Value of Financial Instruments

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

The methods and assumptions used to estimate the fair values are as follows:

For cash, short-term time deposits, trade receivables, other receivables and accounts payable the carrying amounts approximate the fair value due to the short-term maturity of these instruments. The fair value of short-term investments is estimated based on

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

quoted market prices. The fair value of short-term and long-term debt is estimated based on current interest rates available to the Company for debt instruments with similar terms, degrees of risk, and remaining maturities. The fair value of the interest-rate swap agreements and forward contracts is determined using inputs that are observable in the market or can be derived principally from or corroborated with observable market data.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The estimated fair values of the Company’s financial instruments are summarized below.

	At December 31, 2008		At December 31, 2007
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
	(ThU.S.$)		(ThU.S.$)
Assets
Cash	18,665	18,665	37,507	37,507
Time deposits	72,195	72,195	36,260	36,260
Short-term investments	59,276	59,276	193,509	193,509
Trade receivables	534,942	534,942	592,074	592,074
Other receivables	165,380	165,380	167,682	167,682
Liabilities
Short-term debt	26,984	26,984	168,352	168,352
Accounts payable	324,630	324,630	449,826	449,826
Long-term debt	586,170	586,170	706,651	706,651
Bonds	2,009,688	1,987,691	1,818,193	1,892,387
Derivative instrument
Interest rate swap	7,707	7,707	10,625	10,625
Forwards Contracts	5,762	5,762	—	—

NOTE 11 - RELATED PARTY TRANSACTIONS

Arauco enters into fuel purchase contracts with Compañía de Petróleos de Chile COPEC S.A., subsidiary of the parent corporation of the Company. Arauco purchased fuel totaling U.S.$ 121.4 million during 2008, U.S.$ 83.0 million in 2007 and U.S.$ 41.0 million in 2006. The terms of these contracts and purchases were generally similar to those prevailing with unrelated parties.

We made purchases from Puerto de Lirquén S.A., our 20.1% affiliate and a supplier of port services, of U.S.$ 8.9 million in 2008, U.S.$ 8.9 million in 2007 and U.S.$ 5.6 million in 2006. Outstanding balances at December 31, 2008 and 2007 with Puerto de Lirquén S.A included a receivable of U.S.$ 1.5 million and U.S.$ 0.7 million, respectively.

We made purchases from Compañía Puerto de Coronel S.A., our 50.0% affiliate and a supplier of port services, of U.S.$ 3.2 million in 2008, U.S.$ 5.6 million in 2007 and U.S.$ 5.5 million in 2006.

We made purchases from EKA Chile, which is 50% controlled by Arauco and 50% by EKA Chemicals of U.S.$ 99.5 million in 2008, U.S.$ 52.2 million in 2007 and U.S.$ 19.6 million in 2006. We provided EKA Chile with electricity for payment of U.S.$ 66.2 million during 2008 and U.S.$ 34.1 million in 2007. EKA Chile, a sodium chlorate supplier, was formed in January 2003. We had an account payable of U.S.$ 3.9 million at of December 31, 2008 and outstanding receivable from EKA Chile of U.S.$ 0.9 million at December 31, 2007.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

We paid Portaluppi, Guzmán y Bezanilla an aggregate amount of approximately U.S.$ 1.4 million during 2008, U.S.$ 1.4 million during 2007 and U.S.$ 1.2 million during 2006, as payment for legal services.

NOTE 12 - CONTINGENCIES AND COMMITMENTS

In the normal course of business, the Company and its subsidiaries are parties to various legal claims, actions and complaints. It is not possible to predict with certainty whether the Company and its subsidiaries will ultimately be successful in any of the legal matters, and if not, what the impact may be. However, Arauco’s management does not expect that the results in any of these legal proceedings described below will have a material adverse effect on Arauco’s results of operations, financial position or cash flows.

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

The Company answered the charges before the Commission. Nevertheless, through Resolution No.387 dated May 24, 2004, the Commission resolved, among other things, to (a) fine the Company 900 Monthly Tax Units (“UTM,” a Monthly Tax Unit that is a Chilean inflation-indexed, peso-denominated monetary unit which is set monthly in advance based on the previous month’s inflation rate) (U.S.$ 53 thousand at December 31, 2008) for failure to comply with the terms and conditions set forth in Sections 2, 11, 12 and 13 of the Resolution of Environmental Description; (b) accept the measures proposed by the Company to mitigate the odor problem, establishing a schedule for the execution of such measures and (c) point out that the industrial waste fluids discharge system of the emergency system must comply with the Evaluating System of Environmental Impact (Law 19,300). The aforementioned Resolution No. 387 was judicially appealed in the Civil Court of Puerto Montt on June 4, 2004, in connection with part of the fine mentioned in clause (a) above, and the Company paid 10% of the total claimed. The case is currently in progress.

2)	Due to the emission of odors in the Valdivia Plant during July 2004, through Resolution 1775 of December 17, 2004 the Department of Health Service of Valdivia fined Arauco 1,000 Monthly Tax Paying Units (U.S.$ 59 thousand as of December 31, 2008), and established certain obligations to be fulfilled by the Company.

On December 27, 2004, Arauco judicially appealed the aforementioned Resolution, before the First Civil Court of Valdivia, which by the Sentence dated September 2, 2006 rejected the claim. The Company subsequently appealed before the Appeals Court of Valdivia, which on June 4, 2007 resolved to partly accept the appeal, lowering the fine imposed to 200 Monthly Tax Paying Units (U.S.$ 12 thousand as of December 31, 2008).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

However, the Health Service of Valdivia, (currently the Sanitary Authority), deducted a resource to the Supreme Court which rejected the appeal on January 8, 2009, for which the reduced fine of the Valdivia Appeals Court has been confirmed.

Accordingly, the Company has been fined with an amount equivalent to 200 UTM (MUS$ 12.5 approximately), which was canceled by the Company as a condition for filing the abovementioned appeal dated December 27, 2004.

3)	Through Resolution No. 860 dated December 21, 2004, COREMA began sanction proceedings against the Company due to the discharge of refrigeration water at the Valdivia Plant, the disposal of solid waste, the accumulation of spills and the spilling of non-authorized effluents.

On January 11, 2005, Arauco filed its response, and through Resolution No. 182 dated March 15, 2005, COREMA resolved to sanction the Company with 800 UTM (U.S.$ 47 thousand as of December 31, 2008), Arauco appealed that sanction on March 31, 2005 and paid 10% of the total claimed. The case is currently in progress.

4)	Through resolution dated April 22, 2005, the Regional Ministerial Secretary of Health (the “Health SEREMI”) fined Arauco 1,000 UTM (U.S.$59 thousand as of December 31, 2008), due to a fatal accident involving an employee in January 2005. The Company appealed the fine in the Second Civil Court of Valdivia, through case No. 785-2005, which is currently in progress.

5)	Through Resolution No. 17 dated January 18, 2005, COREMA began sanction proceedings against the Company due to an alleged increase in the capacity of the plant, an increase of additional discharge waters into the Cruces River, a lack of compliance with the quality and emission guidelines for fluid waste, a lack of compliance with the required measurement of TRS gas and a lack of compliance with other measurement parameters. The Company filed its appeal last January 31, 2005.

Through Resolution No. 197 dated March 18, 2005, COREMA fined Arauco 1,400 UTM (U.S.$ 83 thousand as of December 31, 2008). Arauco appealed that sanction and paid the required percentage of the total claimed. The case is currently in progress, through case No. 777-05.

6)	Through Resolutions 3300 and 3301 dated December 20, 2004, the Superintendent of Sanitary Services began sanction proceedings against the Company due to the Company exceeding the guidelines of the Resolution on Environmental Description, approved by the Study of Environmental Impact regarding the total emission of phosphate and temperature.

Through Resolution 290 dated January 26, 2005, the Superintendent of Sanitary Services fined Arauco 200 Annual Tax Units (“UTA”, an Annual Tax Unit that is a Chilean inflation-indexed, peso-denominated monetary unit which is set monthly in advance based on the previous month’s inflation rate) (U.S.$ 142 thousand at December 31, 2008). This Resolution was judicially appealed on February 9, 2005 in the appropriate Civil Court of Santiago which rejected the appeal. The company then appealed to the Santiago Appeals Court, and the matter is currently in progress.

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

8)	On April 27, 2005, the State of Chile Defense Committee filed an indemnity demand against the Company in the First Civil Court of Valdivia (Rol 746-2005). The Company filed its response that it is not responsible for the environmental damages and therefore the indemnification payments, as well as the claimed repairs, are inadmissible. The lawsuit is pending resolution.

We are not in a position to determine the obligations of the company should the courts accept the requests of the plaintiffs mentioned.

9)	Through Resolution 1755 dated June 24, 2005, the Superintendent of Sanitary Services began a sanction proceeding against the Company for exceeding emissions standards regarding temperature, suspended solid waste, arsenic, total phosphorus, hexavalente chrome, molybdenum and nickel. On July 11, 2005, the Company filed its response to the Superintendent. Nevertheless, on December 26, 2005, the Superintendent resolved to sanction the Company with a fine of 400 UTA (U.S.$ 284 thousand at December 31, 2008). The Company appealed to the 26th Civil Court of Santiago. The claim was denied according to a notification dated September 6, 2007. In virtue of that, the Company filed an appeal, which is currently pending resolution.

10)	On January 25, 2006, the Health SEREMI commenced a sanitary proceeding with regard to a fatal accident in January 2006 involving an employee of a contractor working in the Valdivia project, but no charges have been presented against Arauco.

11)	As a result of a complaint regarding odors perceived by some citizens of the city of Valdivia on May 19, 2007, the Sanitary Authority initiated a sanitary investigation against the Valdivia Plant. Arauco presented their responses dated May 28, 2007 and the matter is pending final resolution.

B)	Arauco is subject to the following legal actions and proceedings affecting its Arauco Plant:

1)	On August 23, 2004, Arauco’s Department of Health Services began a sanitation investigation based on the nuisance caused by a turpentine spill at the Arauco Plant. Through a Resolution dated November 8, 2004, Arauco’s Department of Health Services resolved to fine the Company 1,000 UTM (U.S.$ 59 thousand at December 31, 2008).

This Resolution was judicially appealed on November 17, 2004 before the Court of Lebu, and is currently pending resolution.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

C)	Arauco is subject to the following legal actions and proceedings affecting its Nueva Aldea Forestry Industrial Complex:

1)	On December 15, 2005, the Health SEREMI commenced a sanitary proceeding with regard to an accident involving the exposure of three employees of Echeverría Izquierdo Montajes Industriales, S.A., while handling the equipment owned by a subcontractor of Echeverría Izquierdo Montajes Industriales, S.A. The Company was required to appear in the proceeding and submitted all required paperwork. Through Resolution 2810, dated June 29, 2006, the SEREMI resolved to sanction various companies, including Arauco, which the SEREMI fined 300 UTM (US$ 18 thousand at December 31, 2008). Arauco subsequently appealed the sanctions before the court of Concepción which granted Arauco’s request relief on September 5, 2008. Both, the SEREMI and the National Defense Council appealed against the decision of the first instance, but both appeals ultimately failed. Currently, the decision of the first instance is enforceable and the Company will proceed administratively to request a refund of the amounts paid as fine.

2)	On December 27, 2006, a dispute was presented by relatives of Mr. Pablo Reyes Cerda, a former employee of a contracting company of the Nueva Aldea Forestry Industrial Complex, who died on November 24, 2006, relating to his alleged homicide. The investigation was carried out by Fiscalía de Quirihue and is now completed by definitive dismissal.

3)	According to the Inspection Records dated June 11, 2007, the Sanitary Authority requested that a Company representative present the files previously mentioned referring to an alleged event of odors occurring on the same date. The proceeding is currently ongoing.

4)	As of December 20, 2007, the Company has been notified of nine similar complaints. Eight complaints are directed against Echeverría Izquierdo Montajes Industriales S.A., as employer and against Celulosa Arauco and Constitución S.A., as the responsible subsidiary, and also directly against Arauco. The other complaint is directed against Mr. Leonel Enrique Espinoza Canales as employer and against Celulosa Arauco and Constitución S.A., as responsible subsidiary, and directly against Arauco.

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

We are not in a position to determine the obligations of the company should the courts accept the requests of the plaintiffs mentioned.

5)	On January 29, 2008, the Company received notice of another complaint by a former employee, Fernando Vargas Llanos, requesting indemnification for damages for alleged damages suffered in virtue of the event that took place in December 2005, referred in item C.2 above. The complaint is directed against his former employer Inspección Técnica y Control de Calidad Limitada (ITC), the construction company Echeverría Izquierdo Montajes Industriales S.A. and Celulosa Arauco y Constitución S.A.

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

We are not in a position to determine the obligations on the company should the courts accept the request of the plaintiff mentioned.

6)	On June 9, 2008, the Company was notified of a complaint brought by Mr. Ramon Patricio Valverde Prats, in representation of Mr. Juan Carlos Rozas Alvarado, against Echeverría Izquierdo Montajes Industriales S.A., Mr. Rozas’s former employer, and the Company.

The complaint requests that Mr. Rozas be indemnified for the damages that he allegedly suffered as a result of the events that took place on December 2005, referenced in item C.1 above.

Following notification, the Company opposed this on the basis of lack of jurisdiction, and answered the demand, requesting that it be dismissed for having no basis. On December 30, 2008 Juan Carlos Rozas Alvarado desisted the demand against Echeverría Izquierdo Montajes Industriales S.A. y Celulosa Arauco y Constitución S.A.

7)	On October 16, 2008, the regional Health SEREMI for Ñuble brought a lawsuit for the alleged existence of a worker carrying out “descarpe” work on a truck belonging to a sub-contractor of the company. Arauco was summoned on October 20, 2008 to present its corresponding defense, which was presented to the same audience.

8)	On December 23, 2008, Arauco was notified of the start of an investigation into serious and fatal work accidents that occurred on that date in Coelemu. The investigation refers to a landslip that happened when work was being carried out on the duct for carrying liquid industrial waste from the Nueva Aldea plant to the sea. Gerardo Roa Herrera died as a result of the accident, while working for the contractor company Ingelec Ltda.

The Company submitted the required information in Acta dated January 9, 2009.

9)	On January 21, 2009, Arauco was notified of the start of an investigation into a serious work accident occurring on that date at the installations of the Nueva Aldea plant. The investigation relates to an accident that occurred when workers of the contractor Simaco Ltda. were providing services to the company on a “work sold” basis, assembling the shell of the Line 2 chipper. As a result of a cut of a maneuvering support ear, the worker Jaime Arrepol Cisterna, employee of the contractor, suffered a fractured jaw.

Arauco presented the required information for the investigation memorandum, the date of the accident, by the Ñuble provincial SEREMI health office.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

D)	Arauco is subject to the following legal actions and proceedings affecting its Constitución Plant:

1)	On January 24, 2006, the Company was notified of a claim for an injunction brought by Alvaro Santa María Prieto and Alejandro Lagos Letelier in the Court of Constitucion, seeking to modify the Company’s activities in the area with respect to air quality control guidelines. Such proceeding is currently in progress. In the opinion of the management, based on the reports of its legal counsel and the factual information available to us, this complaint lacks merit.

2)	Through Inspection Act No. 1118, dated June 6, 2008, a representative of the Company was requested to make an appearance before the Sanitary Authority regarding a sanitary proceeding involving the delivery by the Company of reports related to TRS gases.

On June 17, 2008, the Company presented its responses and the matter is pending resolution.

We are not in a position to determine the obligations of the company if the SEREMI determines, under this summary, a penalty for the Company.

E)	Celulosa Arauco y Constitución S.A. has the following legal actions and proceedings affecting its Licancel Plant:

1)	The Sanitary Indictment (Rit 489-2007) initiated by the Sanitary Authority, according to the Inspection Act number 1150 of June 18, 2007 was initiated regarding leaking of industrial liquid on the ground and the draining to the Lourdes Channel and the Mataquito River, the creation of chip movement in the collection area and movement of these to such patio since it would result in an infraction to the current operational prohibitions.

Responses were presented on June 22, 2007, date of the citation, and date on which investigations were also conducted resulting in the need for new factual declarations.

Through a resolution dated August 20, 2007, the Company was fined 2,000 UTM (U.S.$ 118 thousand at December 31, 2008). The Company appealed this fine, but its appeal was rejected on October 11, 2007. The resolution to the Sanitary Authority was the subject of a claim presented to the 4th Civil Court of Talca, dated October 31, 2007, which is still pending.

2)	Sanitary Indictment (Rit No. 535-2007) initiated by the Sanitary Authority, according to the Inspection Act No. 1153 dated June 21, 2007, regarding the functioning of a Black Liquor (Licor Negro) pool that would infringe the current operational prohibitions, disposing the immediate detention of the process and if necessary, the withdrawal and moving of the product, preventing any effect on the community, environment or workers health. The Company presented its responses but on July 13, 2007 the Health SEREMI imposed a fine for 1000 UTM (US$ 59 thousand at December 31, 2008) and kept the functioning prohibition for a total of 60 business days until they obtain a favorable report from the Sanitary Authority. On July 20, 2007 Arauco presented a reposition recourse to the Health SEREMI of the Maule Region with the purpose of leaving the July 13 resolution without effect, which was denied on September 28, 2007. A judicial claim was filed on October 1, 2007, and the matter is currently pending resolution before the 1st Civil Court of Talca, case No. 3471-2007. In any case, the Health SEREMI of the Maule Region lifted the functioning ban (Resolution No. 6860 dated October 22, 2007).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

3)	Pursuant to Resolution N° 1828 dated June 13, 2007, the Sanitary Services Superintendent initiated an administrative sanctioning process against the Company regarding the surpassing of the maximum levels allowed for the pH parameters and suspended solids. The Company presented its responses within the time established in the resolution, which was June 25, 2007.

Pursuant to a resolution dated June 26, 2007 the Sanitary Services Superintendent resolved to amplify the charges included in resolution 1828.

Arauco presented its respective responses dated as of July 17, 2007. However, by Resolution N° 2589 of August 28, 2007, the Sanitary Services Superintendent sanctioned the Company with a fine of 100 UTA (U.S.$ 71 thousand as of December 31, 2008) for not following the applicable emission norms and with a fine of 1,000 UTA (U.S.$ 710 thousand as of December 31, 2008) for risking the health of the population. This last sanctioned was appealed before the Court of Santiago and the matter is currently still pending resolution.

4)	The Public Ministry initiated an investigation related to the death of fish mentioned above and compiled complaints submitted by both public and private entities. The investigation is being led by part of the prosecutor’s office of Licanten (Ruc 0700427552-1). We are not in a position to determine the obligations of the Company should the courts accept the requests of the plaintiffs mentioned.

5)	According to the Inspection Act Nº 1155, dated July 10, 2007, the black liquor pool had been functioning; however, the movement of trucks with pieces of pine during the loading and unloading process would have been observed, and the presence of loaded trucks in the sector west of the aviation field would have also been observed. Pursuant to this, the Company was requested to present their responses regarding the sanitary indictment, which was done on July 20, 2007. The matter is still pending.

6)	On September 7, 2007, the State Defense Council presented a complaint against the Company for reparations of environmental damages and indemnifications of damages to the Fourth Civil Tribunal of Talca (Rol 3221-2007). After the Company was notified, the parties agreed to suspend the proceeding for ninety business days, which was approved by the tribunal on December 21, 2007. On May 16, 2008, the suspension was lifted and the matter is currently pending resolution.

We are not in a position to determine the obligations of the Company if the Justice Tribunal grants the requested relief in the abovementioned complaint.

7)	Through Inspection Act No. 1160, dated August 3, 2007, a representative of the Company was requested to make an appearance before the Sanitary Authority regarding a sanitary proceeding involving the Company’s procedure for transporting dangerous waste.

On August 16, 2007, the Company presented its responses and the matter is pending resolution.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

We are not in a position to determine the obligations of the Company if the SEREMI determines, under this summary, a penalty for the Company

F)	In addition to the above mentioned, Celulosa Arauco y Constitución S.A. remains subject to the following civil suits:

1)	Luis Alberto Ossandón Valdés filed a lawsuit against the Company and Forestal Celco S.A. before the Ninth Civil Court of Santiago declaring a sales contract for real estate purchased at public auction null and void. In the aforementioned auction, the Company was awarded several forestry plots of land situated on the El Trapiche country property, located in the provinces of Constitución and Talca. The plaintiff also filed a compensation complaint against Forestal Celco S.A., to whom the Company transferred the said real estate through a sale agreement.

On June 2, 2008, through pronouncement of the final verdict, the lawsuit was ruled inadmissible in all its stipulations with court costs awarded. The plaintiff filed an appeal against the ruling on July 1, 2008, which was granted. To date, the appeal hearing and verdict are still pending at the Appellate Court.

2)	On April 14, 2009, Forestal Celco S.A. was notified of a civil lawsuit filed by Mario Felipe Rojas Sepúlveda in representation of Víctor Adrián Gavilán Villarroel against Cooperativa Eléctrica de Chillán Limitada and against Forestal Celco S.A. The lawsuit aims to make both companies jointly and severally liable for compensation of alleged material damages suffered as a result of a fire that occurred on January 12, 2007 on the El Tablón country property that belongs to Forestal Celco S.A.

On April 30, 2009, Forestal Celco S.A. objected to the plaintiff’s complaint as defective. In the event that the plaintiff remedies these defects, the Company will be obligated to file an answer.

We are not in a position to determine the obligations of the company if the Justice Tribunal accedes to the requested in the abovementioned complaint.

3)	On January 29, 2009, Forestal Valdivia S.A. was notified of a civil lawsuit filed by Carlos Nambrard Figueroa on his own behalf and in representation of the members of the Julia Figueroa Olivero Estate, against Forestal Valdivia S.A and Forestal Tornagaleones S.A., which aims to make both companies jointly and severally liable for compensation of alleged material and moral damages suffered as a result of the occupancy, plantation and operation of agricultural land (Cerros del Lingue) over which the Estate alleges ownership rights, under circumstances in which Forestal Validivia S.A. has ownership rights and material and legal possession for more than ten years.

Forestal Valdivia S.A. answered the lawsuit requesting it to be rejected for lack of legal basis. The trial is in full proceedings.

Other contingencies

a)	The Electricity and Fuel Superintendent imposed sanctions on Arauco’s subsidiary Arauco Generación S.A. for alleged deficiencies in the Central Interconnected System. Arauco Generación S.A. is appealing these sanctions in the Court of Justice and with the Superintendent, and the matter is currently pending resolution. The amounts of the fines in question amounted to Ch$ 63,255 thousand (U.S.$ 99 thousand at December 31, 2008), and have been recorded in the consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

b)	On October 8, 2007 the Administracion Federal de Ingresos Públicos (“AFIP”) notified the subsidiary Alto Paraná S.A. of the commencement of an administrative process (“court-initiated proceedings”). In this process, the AFIT is investigating the deductibility to the Income Tax, certain expenses, interests and exchange gains or losses generated by Private Negotiable Obligations that were issued by the Company in 2001 and pre-canceled in 2007 for a sum of U.S.$ 250 million.

On December 14, 2007, the AFIP notified Alto Paraná S.A. that it rejected the subsidiary’s position and proceeded to demand the income, within fifteen business days, of the calculated differences in the Income Taxes for the financial years 2002, 2003 and 2004 for the sum of U.S.$ 48,381 thousand in principal and the rest as back interest and penalty fines.

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

During the course of this case, and with reference to the payment of the proceeding rate to the fiscal court, on July 18, 2008, the instructor member of the case intimated to APSA the amount of U.S.$ 3,026 thousand with respect to the proceeding rate before the fiscal court. Against this intimated resolution, on August 14, 2008, APSA sought annulment or appeal on the basis that the intimated rate was unreasonable. The same document accredited that the payment of U.S.$ 473 thousand, which is booked in Other current accounts, considering that this amount is that which, according to law, it should pay with respect to the proceeding rate. On September 1, 2008, the court resolved not to accept this appeal.

On September 10, 2008, APSA filed a complaint with the National Appeals Chamber in Federal Administrative Contentious matters, which was conceded, so that the question will be resolved by this chamber and eventually by the Argentine Supreme Court. The analysis of the basis of the appeal leads to an optimistic view of the case in the opinion of the company’s legal counsel.

c)	On November 28, 2008. Alto Paraná S.A. and its directors were notified of Resolution 212 issued by the Argentine Central Bank on November 19, 2008, by which the central bank ordered Indictment No.3991 that questioned the timely liquidation of foreign currency with respect to export proceeds.

On December 10, 2008, Alto Paraná S.A. asked the Central Bank for an extension of the term of 20 business days for presenting its defense.

On December 30, 2008, the Central Bank resolved to grant an extension of 15 banking business days, APSA therefore presented its defense arguments in the first days of February, 2009.

At the date of these financial statements, the subsidiary’s legal counsel cannot estimate the result of these proceedings.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, the Company was not involved in any other court proceedings or any other legal actions that could significantly affect its financial, economic or operational conditions.

Guarantees

The Company has guaranteed the debt of one of its subsidiaries, Alto Paraná S.A. At December 31, 2008, the outstanding principal amount of the guaranteed debt totaled U.S.$ 270 million. This guarantee would require payment by the Company in the event of default by Alto Paraná S.A. The guarantee coincides with the terms of the note and expires in 2017. Arauco has no other material guarantees.

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

Arauco entered into various projects related to the improvement of, or investment in, product processes designed to protect the environment during the year ended December 31, 2008.

Arauco entered into a project to reduce gases and steam which are by products of the mill production process. Arauco has incurred costs of U.S.$ 79.0 million during 2008 (U.S.$ 89.9 million during 2007) and Arauco expects to incur an additional U.S.$ 46.2 million on this project.

Disbursements relating to the construction of emissaries in Nueva Aldea, Valdivia and Constitución Plants for U.S.$ 30 million (U.S.$ 43 million during 2007). Arauco expects to incur an additional U.S.$ 1 million (U.S.$ 16 million during 2007).

The Company entered into a project to improve the evacuation of water and effluent treatment of the Paneles mill. The Company has incurred costs of U.S.$ 9.1 million in 2008 (U.S.$ 3.6 million during 2007) and expects to incur an additional U.S.$ 3.7 million.

The Company’s subsidiaries Forestal Celco S.A., Forestal Cholguán S.A., Bosques Arauco S.A. and Forestal Valdivia S.A. are implementing an environmental system regulated under a certification process pursuant to ISO 14.001. During 2008, these subsidiaries incurred U.S.$ 880 thousand in relation to this project (U.S.$ 537 thousand in 2007) and expect to incur an additional U.S.$ 1 million.

Covenants

The Company’s long-term borrowings require compliance with certain financial restrictions (see note 8). Non-compliance could result in these debts becoming fully payable upon demand. Arauco was in compliance with all financial covenants at December 31, 2008.

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

	Year ended December 31, 2008
	(ThU.S.$)
	Pulp	Forestry	Wood Products	Plywood and fiberboards panels	Others	Eliminations of intercompany sales and corporate assets	Consolidated
Sales to unaffiliated customers	1,792,847	106,919	709,282	932,452	152,470	—	3,693,970
Inter-segment sales	8,841	897,412	275,266	384,575	240,083	(1,806,177)	—

Total sales revenue	1,801,688	1,004,331	984,548	1,317,027	392,553	(1,806,177)	3,693,970

Operating income	434,392	14,601	41,958	174,368	4,715	—	670,034

Identifiable assets as of December 31, 2008	3,452,204	2,931,651	425,982	478,916	50,538	261,580	7,600,871

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

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Arauco’s sales revenue and property, plant, equipment and forests, detailed by country, were as follows:

	Year ended December 31, 2008
	(ThU.S.$)
Country	Sales Revenue (*)	Property, plant, equipment and forest
Chile	2,959,619	4,474,777
Argentina	465,321	767,421
Brazil	269,030	466,502

Total	3,693,970	5,708,700

	Year ended December 31, 2007
	(ThU.S.$)
Country	Sales Revenue (*)	Property, plant, equipment and forest
Chile	2,934,149	4,432,861
Argentina	418,193	758,398
Brazil	224,377	612,728

Total	3,576,719	5,803,987

	Year ended December 31, 2006
	(ThU.S.$)
Country	Sales Revenue (*)	Property, plant, equipment and forest
Chile	2,298,888	4,456,728
Argentina	352,292	681,837
Brazil	198,832	325,109

Total	2,850,012	5,463,674

(*)Sales revenues are attributed to countries based on the location of the sales office where the sale was recorded.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Depreciation expense for Arauco’s segments was summarized as follows:

	Year ended December 31,
	2008	2007	2006
	(ThU.S.$)
Industry
Pulp	152,526	170,315	124,870
Forestry	6,334	5,945	5,656
Wood products	18,859	21,002	21,293
Plywood and fiberboards panels	38,879	36,942	32,045
Other	7,799	6,095	3,131

Total depreciation	224,397	240,299	186,995

Capital expenditures for Arauco’s segments were summarized as follows:

	Year ended December 31,
	2008	2007	2006
	(ThU.S.$)
Industry
Pulp	186,344	144,355	352,311
Forestry	188,982	229,459	652,159
Wood products	27,729	13,165	34,486
Plywood and fiberboards panels	30,472	61,487	43,586
Other	18,336	14,371	7,908

Total capital expenditures	451,863	462,837	1,090,450

Accounts payable for the acquisitions of property, plant and equipment and forest was U.S.$ (4.4) million, U.S.$ 1.0 million, and U.S.$ (3.9) million for the years ended December 31, 2008, 2007 and 2006, respectively.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Arauco’s export sales detailed by major geographic area were as follows:

	Year ended December 31,
	2008	2007	2006
	(ThU.S.$)
North America	623,959	673,256	702,836
Central and South America	315,918	263,987	201,619
Asia	1,188,587	1,160,594	730,098
Europe	574,230	568,455	420,158
Other	103,709	82,072	142,922

Total export sales	2,806,403	2,748,364	2,197,633

Export sales as a percentage of total sales revenue	75.97%	76.84%	77.12%

NOTE 14 - IMPAIRMENT OF LONG-LIVED ASSETS

During 2008, the decrease in demand of sawn timber products due primarily to the credit crisis and the continued downturn in the real estate market in the United States resulted in Arauco’s decision to close four sawmills; Arapoti sawmill located in Brazil; and Lomas Coloradas, La Araucana and Escuadrón sawmills located in Chile. The Company recorded in 2008 a pre-tax impairment charge totalling U.S.$ 32,910 thousand, relating to the permanent closure of its Arapoti (U.S.$ 27,498 thousand), Lomas Coloradas (U.S.$ 3,441 thousand), La Araucana (U.S.$ 541 thousand) and Escuadrón (U.S.$ 1,430 thousand) sawnmills. These facilities permanently closed are being dismantled, therefore, the fair value of the closed facilities’ assets was nominal and was determined based on the estimated sale and salvage value.

Additionally, during 2008 and as a result of the impact that the credit crisis had on the Brazilian market and the reduction of the quantities to be produced by the Curitiba fiberboard panels plant, management decided to conduct an impairment analysis pursuant to which the Company recorded in 2008 a pre-tax impairment charge of U.S.$ 32,468 thousand to reduce the carrying value of this plant to the estimated sales price less selling costs.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The total pre-tax impairment charged by segments is as follows:

	Year ended December 31, 2008
	(ThU.S.$)
	2008
	Wood Products	Plywood and Fiberboards Panels	Total
Impairment charges on long-lived assets	32,910	32,468	65,378

NOTE 15 - SUBSEQUENT EVENTS

a)	In a Board of Directors meeting held on May 16, 2009, the Company approved the acquisition of the subsidiary companies of the Spanish Grupo Empresarial ENCE S.A. (“ENCE”) by Arauco International S.A., a subsidiary of the Company, and the Finnish-Swedish transnational company, Stora Enso. The companies to be acquired are Eufores S.A., Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A. The total value of the transaction is U.S.$ 343 million and Arauco will be responsible for 50% of that amount. The purchase agreement was entered into by all the parties involved on May 17, 2009.

The main assets of the Uruguayan subsidiaries of ENCE that have been included in this transaction are: a) 130,000 hectares of land owned by ENCE, of which 73,000 are covered with plantation forests, plus 13,000 hectares under covenants with third party owners, of which 7,000 are planted, all located in the central and western part of Uruguay; and b) its industrial sites in Punta Pereira and M’Bopicuá, a river barge terminal, a woodchip mill and a forestry nursery.

b)	The Board of Directors of the Company, in a meeting held on April 9, 2009, agreed to register in the Superintendency of Securities and Insurance, two series of bonds in the Chilean market for an aggregate principal amount of UF 20 million of Unidades de Fomento (U.S.$ 674 million at December 31, 2008). The maximum term of the first series of bonds will be 10 years, and the maximum term of the second series of bonds will be 30 years, both terms counted from the date in which the respective series of bonds are registered in the Securities Registry of the Superintendency of Securities and Insurance. The net proceeds from the bonds issuance will be used to refinance a portion of the outstanding debt of the Company and for other corporate purposes.

c)	On March 18, 2009, the Company issued in the Chilean market:

1.	Series F bonds in the amount of 2,000,000 of Unidades de Fomento (U.S.$ 67.4 million at December 31, 2008), with a term of 21 years, and a grace period of 10 years, and which received a placement rate of 4.54%.

2.	Series H bonds in the amount of 2,000,000 of Unidades de Fomento (U.S.$ 67.4 million at December 31, 2008), with a term of five years and which received a placement rate of 3.35%.

No other events have occurred since December 31, 2008 and up to the issue of these financial statements that may affect significantly the financial situation of the Company.