Form 20-F
period 2009-12-31
ARAUCO & CONSTITUTION PULP INC
filed 2010-06-30
CIK 1004156

As filed with the Securities and Exchange Commission on June 30, 2010

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR

15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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
7.25% Notes due 2019

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

Large accelerated filer  ☐     Accelerated filer  ☐     Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statement included in this filing:

U.S. GAAP  ☐    International Financial Reporting Standards as issued by the International Accounting Standards

Board  ☒     Other  ☐

Indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐     No  ☒

i

CERTAIN TERMS AND CONVENTIONS

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

Unless otherwise specified, all references to “$”, “U.S.$”, “U.S. dollars” or “dollars” are to United States dollars; references to “Chilean pesos” or “Ch$” are to Chilean pesos; references to “Argentine pesos” or “Ar$” are to Argentine pesos; references to “Brazilian reals” or “R$” are to Brazilian reals; references to “€” or “euro” are to the euro, the single European currency established pursuant to the European Economic and Monetary Union; and references to “UF” are to Unidades de Fomento. The UF is a unit of account that is linked to, and adjusted daily to reflect changes in, the Chilean consumer price index reported by the Chilean National Institute of Statistics (Instituto Nacional de Estadísticas). At December 31, 2009, one UF equaled U.S.$41.3 and Ch$20,942.9.

PRESENTATION OF FINANCIAL INFORMATION

This annual report includes our audited consolidated balance sheets of Arauco and our subsidiaries as of December 31, 2009 and 2008 and the related consolidated statements of income, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2009 (collectively, the “audited consolidated financial statements” or “financial statements”).

Since January 1, 2009, our consolidated financial statements are and will be prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Prior to our transition to IFRS, our consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

Our consolidated financial information as of and for the year ended December 31, 2008 included in our audited consolidated financial statements was restated in accordance with IFRS. See Note 2 to our audited consolidated financial statements as of and for the year ended December 31, 2009, included elsewhere in this annual report.

IFRS differs in certain significant respects from U.S. GAAP. As a result, our financial information presented under IFRS is not directly comparable to our financial information presented under U.S. GAAP, and readers should avoid such a comparison.

Translations of certain amounts into dollars at a specified rate have been included in this annual report. Unless otherwise indicated, the U.S. dollar equivalent for information in Chilean pesos is based on the observed exchange rate (dólar observado) reported by the Central Bank of Chile (Banco Central de Chile), which we refer to as the Central Bank, for December 31, 2009, which was Ch$507.10 to U.S.$1.00. The observed exchange rate is, for any date, the average exchange rate at which transactions are actually carried out in the Formal Exchange Market (Mercado Cambiario Formal) on the previous day, as certified by the Central Bank on the following business day. You should not construe these translations as representations that the Chilean peso amounts actually represent such dollar amounts or could be converted into dollars at the rates indicated or at any other rate. On June 22, 2010, the observed exchange rate was Ch$530.32 to U.S.$1.00. For information regarding historical rates of exchange in Chile from January 1, 2004 see “Item 3. Key Information—Exchange Rates.”

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

SELECTED FINANCIAL DATA

The selected financial information presented below is prepared in accordance with IFRS as of and for the years ended December 31, 2008 and 2009. The selected IFRS financial information is derived from, should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and the notes thereto, prepared in accordance with IFRS, included in this annual report.

Our selected consolidated financial information as of and for the year ended December 31, 2008 was restated in accordance with IFRS. See Note 2 to our audited consolidated financial statements.

IFRS differs in certain significant respects from U.S. GAAP. As a result, our financial information presented under IFRS is not directly comparable to our financial information presented under U.S. GAAP, and readers should avoid such a comparison. A description of the effects of our transition to IFRS on our financial information is presented in Note 2 to our audited consolidated financial statements.

For all periods, the financial data in the following table are expressed in U.S. dollars, the currency in which we publish our audited consolidated financial statements.

The following table presents selected financial data expressed in U.S. dollars (except as otherwise indicated) as of December 31, 2008 and 2009 in accordance with IFRS.

	As of and for the year ended December 31,
	2008		2009
	(in thousands of U.S.$, except ratios and per share data)
Profit (loss) from operations
Revenue	U.S.$	3,713,893	U.S.$	3,113,045
Cost of sales		(2,331,854)		(2,152,535)
Gross Profit		1,382,039		960,510
Other operating income		104,270		183,273
Marketing costs		(12,002)		(7,155)
Distribution costs		(455,197)		(388,535)
Research and development		(3,827)		(3,915)
Administrative expenses		(247,023)		(242,185)
Other operating expenses		(37,869)		(48,294)
Financial income		19,408		19,313
Financial costs		(175,241)		(193,872)
Participation in profit of associates through equity method		4,241		4,084
Participation in profit of joint ventures through equity method		1,598		2,537
Exchange rate differences		(67,778)		17,632
Loss due to write off non current asset accounts not available for sale		(9,086)		(9,362)
Negative goodwill immediately recognized		0		36,871
Other (loss) profit		(444)		27,231
Profit before income tax		503,089		358,133
Income tax		(98,044)		(53,537)
Net Profit		405,045		304,596

	As of and for the year ended December 31,
	2008	2009
	(in thousands of U.S.$, except ratios and per share data)

Profit attributable to equity holders
Profit attributable to equity instrument holders in net equity of the parent company	399,566	300,898
Profit attributable to minority interest	5,479	3,698
Net Profit	405,045	304,596

Ordinary Shares
Basic earnings per share	0.0035796	0.0026919
Earnings per share from continuing operations	0.0035796	0.0026919

Balance Sheet Data
Property, plant and equipment, net	4,615,971	4,969,753
Total Biological assets	3,652,433	3,757,528
Total assets	10,239,840	11,415,772
Loans that accrue interest (current)	372,622	524,909
Loans that accrue interest (non-current)	2,279,321	2,678,010
Total net equity	6,007,236	6,382,433

Other Financial Data
Capital expenditures(1)	432,398	362,690
Depreciation	189,256	207,411
Number of shares	113,152,446	113,152,446
Earnings per share from continuing operations	0.0035796	0.0026919

Cash Flow Data
Cash flows from Operating Activities	769,736	751,025
Cash flows used in Investing Activities	(466,731)	(717,291)
Cash flows (used in) from Financing Activities	(378,484)	302,372

(1)

Accrued for the period. Capital expenditures equals the sum of our expenditures in respect of (i) property, plant and equipment, (ii) intangible assets, (iii) biological assets, (iv) other investing disbursements.

EXCHANGE RATES

The following table sets forth, for the periods and dates indicated, certain information concerning the observed exchange rates reported by the Central Bank. No representation is made that the Chilean peso or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at the rates indicated or at any other rate. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. See “Item 10. Additional Information—Exchange Controls.”

	Daily Observed Exchange Rate
Year Ended December 31,	High	Low	Average(1)	Period-End
	Ch$ per U.S.$
2005	592.75	509.70	558.06	512.50
2006	549.63	511.44	529.64	532.39
2007	548.67	493.14	521.06	496.89
2008	676.75	431.22	521.79	636.45

2009	643.87	491.09	559.67	507.10
December	508.75	494.82	501.45	507.10

2010
January	531.75	489.47	500.66	523.10
February	546.18	523.10	532.56	527.84
March	533.87	508.66	523.16	524.46
April	527.38	514.91	520.62	517.23
May	549.17	517.23	533.21	530.62

Source: Central Bank of Chile

(1)	For each year, the average of the month-end exchange rates for the relevant year. For each month, the average daily exchange rate for the relevant month.

On June 22, 2010, the observed exchange rate was Ch$530.32 to U.S.$1.00.

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

RISK FACTORS

We are subject to various changing economic, political, social and competitive conditions, particularly in our principal markets. Any of the following risks, if they actually occur, could materially and adversely affect our business, financial condition, results of operations and cash flows.

Risks Relating to Arauco and the Forestry Industry

Environmental concerns led us to temporarily suspend our operations at the Valdivia Mill in 2005, which adversely affected, and in the future may continue to adversely affect, our business, financial condition, results of operations and cash flows

Our operations at the Valdivia Mill, an industrial development in the Province of Valdivia in the Fourteenth Region of Chile (which was previously part of the Tenth Region of Chile), have been subject to environmental scrutiny by Chilean environmental regulators and the Chilean public since the mill began its operations in 2004. A variety of concerns and claims were raised regarding potential environmental impacts in the area. Primarily, it was alleged that the mill’s operations impacted the nearby Carlos Anwandter Nature Sanctuary and contributed to the migration and death of black-neck swans living in the area. In connection with an environmental administrative proceeding, environmental regulators required us to temporarily suspend operations at the Valdivia Mill for approximately one month in January 2005. We resumed operations at the mill on February 18, 2005.

On June 8, 2005, we voluntarily suspended operations at the Valdivia Mill, until certain technical and legal conditions could be clarified with the applicable regulatory authorities. We estimate this voluntary suspension resulted in a loss of sales of approximately U.S.$1.0 million per day and a loss of profits of approximately U.S.$250,000 per day. Pursuant to the decision of our board of directors, based on certain clarifications provided by the Environmental Regional Commission (Comisión Regional del Medio Ambiente), or COREMA, of the Tenth Region of Chile, the mill resumed operations on August 12, 2005 at 80% of its authorized production capacity, after 64 days of suspended operations. In order to achieve the full production capacity authorized by applicable permits, the mill had to fulfill certain new requirements established by the COREMA. On January 18, 2008, the COREMA authorized the Valdivia Mill to return to its annual authorized production capacity of 550,000 metric tons. The mill gradually increased its production over a four-month period starting in March 2008 and reached full capacity in June 2008. The suspension of operations at the Valdivia Mill adversely affected our business, financial condition, results of operations and cash flows. Any future suspension of operations at the Valdivia Mill or at any other of our significant operating plants can be expected to have similar adverse effects. We offer no assurance that the Valdivia Mill will be able to operate without further interruption. See “Item 4. Information on the Company—Description of Business—Pulp—Pulp mills—Chile—Valdivia Mill” and “Item 8. Financial Information—Legal Proceedings.”

In June 2007, we submitted to the COREMA of the Tenth Region of Chile an environmental impact study for the implementation of substantial technological improvements on the quality of the effluents generated by the Valdivia Mill. On June 30, 2008, the COREMA approved that environmental impact study. However, the approval was subject to certain conditions that, in the opinion of Arauco, affected the feasibility of the project. For such reason, Arauco filed an appeal (recurso de reclamación) before the Directive Council (Consejo Directivo) of the Environmental National Commission (Comisión Nacional del Medio Ambiente), or CONAMA, challenging the conditions. Such appeal (recurso de reclamación) was partially accepted by the CONAMA. However, some conditions that affect the feasibility of the project were maintained. As a consequence, on September 17, 2009, we presented another appeal (recurso de reclamación) before the ordinary courts of justice, which has not been resolved as of the date of this annual report.

On February 19, 2009, we submitted to the COREMA of the Fourteenth Region of Chile an environmental impact study for the construction of a pipeline to discharge the Valdivia Mill’s wastewater in the Pacific Ocean near Punta Maiquillahue, in compliance with the resolution of the COREMA, which required that such wastewater be discharged in a body of water other than the Cruces River, the Carlos Anwandter Nature Sanctuary or their sources. The pipeline would transport the wastewaters of the Valdivia mill through an extension of 37 kilometers from the Valdivia mill to Punta Maiquillahue and would finally discharge the wastewater two kilometers inside the Pacific Ocean. Such environmental impact study was approved by the COREMA by resolution dated February 24, 2010, which has been partially challenged by us before the Directive Council (Consejo Directivo) of the CONAMA. As of the date of this annual report, the Directive Council of the CONAMA has not resolved the action presented by us. As stated in the environmental impact study, the construction of this pipeline will commence once (i) the CONAMA finally and definitively approves the environmental impact study in its final form, and (ii) all necessary permits for the construction of the pipeline have been issued by the competent authorities. The period of construction has been estimated at 24 months of actual work. According to the environmental impact study, once construction has been initiated, if it is delayed for reasons not attributable to us (such as events of force majeure or acts from third parties), the construction period will be deemed extended for the duration of such delay. Once the construction of the pipeline has been completed, we will conduct a 6-month trial phase of the pipeline and will then begin normal operations.

Approval by the COREMA or by the judicial courts of our appeal (as respectively applicable) regarding the resolutions that approved the environmental impact study of the pipeline and the improvement of the quality of the effluents projects, as well as the construction and operation of the pipeline are each subject to many environmental, regulatory, engineering and political uncertainties. As a result, we cannot provide any assurances that the projects will be finally approved as requested or completed. If either the request for the necessary permits for the construction of the pipeline is rejected, or the installation of the pipeline is delayed for reasons attributable to us, we may face sanctions that include warnings, fines or the revocation of the Valdivia Mill’s environmental permit for operation. Alternatively, if any rejection or delays are attributable to reasons beyond our control, we believe that the environmental authority should extend the applicable deadlines. However, we can provide no assurances that any deadline extensions would be granted, even if we comply with all the requirements that may be set forth by those authorities. See “Item 4. Information on the Company—Description of Business—Pulp—Pulp mills—Chile—Valdivia Mill” and “Item 8. Financial Information—Legal Proceedings.”

Environmental concerns led us to suspend our operations at the Licancel Mill, which adversely affected our business, financial condition, results of operations and cash flows

Beginning in June 2007, our operations at the Licancel Mill, a pulp mill located in the Seventh Region of Chile, became subject to environmental scrutiny by Chilean environmental regulators and the public, which arose in connection with the death of fish in the Mataquito River, approximately 15 kilometers downstream of the mill. As a result, Chilean authorities, including certain public health authorities and the Superintendencia de Servicios Sanitarios (Sanitary Services Superintendency), required that we suspend activities at the Licancel Mill and that we suspend any further discharges into the river. We estimate that the suspension of operations at the Licancel Mill resulted in a total loss of profits of approximately U.S.$24 million. Several administrative and judicial proceedings have been commenced regarding the events at the Licancel Mill and the death of fish at the Mataquito River. The mill resumed operations during January 2008. For further details in respect of the proceedings related to the 2007 suspension of operations at the Licancel Mill, see “Item 8. Financial Information—Legal Proceedings.”

In 2007, we invested U.S.$8 million in a new effluent treatment system for the Licancel Mill. However, we can offer no assurance that the Licancel Mill will be able to operate without further interruptions. Any future suspension of operations at the Licancel Mill may adversely affect our business, financial condition, results of operations and cash flows. See “Item 8. Financial Information—Legal Proceedings” and “Item 4. Information on the Company—Description of Business—Pulp—Pulp mills—Chile—Licancel Mill.”

We are subject to legal proceedings related to our mills, which could adversely affect our business, financial condition, results of operations and cash flows

On April 27, 2005, the National Defense Council (Consejo de Defensa del Estado), the Chilean national agency that institutes legal proceedings on behalf of the Chilean government, instituted a civil lawsuit seeking reparations, damages and indemnification from us for environmental harm allegedly caused by the Valdivia Mill. On September 7, 2007, the National Defense Council instituted a civil lawsuit seeking reparations, damages and indemnification from us for environmental harm allegedly caused by the Licancel Mill. The National Defense Council agreed to terminate this lawsuit pursuant to an agreement with Arauco dated January 29, 2010. However, the resolution that approved the agreement and declared the lawsuit terminated was challenged by certain third parties. This action remains under review by the tribunal as of the date of this annual report. If the results of the Valdivia Mill lawsuit are unfavorable to us, we may be required to invest funds or take other action to repair any environmental harm a court determines we have caused, which could materially and adversely affect our business, financial condition, results of operations and cash flows. We cannot predict the outcome or impact of this lawsuit or when it may be resolved. See “Item 8. Financial Information—Legal Proceedings.”

Since the end of 2004, various criminal proceedings relating to alleged violations of several environmental laws have been instituted in Chile in which some of our mills may be affected. We cannot predict the outcome or impact of these proceedings or when they may be resolved. While Chilean law in general provides that only individuals can be convicted in criminal actions, as a consequence of these proceedings, certain measures may be taken that could materially and adversely affect our business, financial conditions, results of operations and cash flows. An exception to this rule is Chilean Law No 20,393, which was published in the Official Gazette on December 2, 2009, and which established the criminal responsibility of legal entities for criminal offenses related to the financing of terrorism, money laundering or bribery. We do not have knowledge of any fact that could result in such criminal responsibility for the Company. See “Item 8. Financial Information—Legal Proceedings.”

We are also subject to certain other proceedings described in “Item 8. Financial Information—Legal Proceedings.” We cannot assure you that, as a result of such proceedings, our mills will be able to operate without interruption. Any such interruption could have a material and adverse effect on our business, financial condition, results of operations and cash flows.

The application of environmental regulations could adversely affect our ability to accomplish our development goals and adversely affect our business, financial condition, results of operations and cash flows

In each country where we have operations, we are subject to numerous national and local environmental laws concerning, among other matters, health, the handling and disposal of waste and discharges into the air, soil and water. We have made and expect to continue to make substantial expenditures to manage our existing operations in accordance with environmental requirements. The application of environmental laws in the countries where we have operations may affect our business strategy and our development goals, which may have an adverse effect on our business, financial condition, results of operations and cash flows.

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

Since 2004, we have been subject to a number of environmental administrative and judicial proceedings in Chile, including proceedings related to the Valdivia Mill, the Arauco Mill, the Nueva Aldea Complex, a forestry-industrial complex in the Eighth Region of Chile, and the Licancel Mill. As a result of these proceedings, we have been subject to fines and sanctions, and we may be subject to fines, injunctions or other sanctions in the future. Additional proceedings, enforcement actions or claims related to environmental requirements or impacts may also be brought against us. Any such proceedings or claims may have an adverse effect on our business, financial condition, results of operations and cash flows. See “Item 4. Information on the Company—Description of the Business—Pulp—Chile,” “Item 8. Financial Information—Legal Proceedings.”

In the future, the addition of new or more stringent environmental requirements or changes in the application, interpretation or enforcement of existing requirements, in any country where we have operations, could result in substantially increased capital, operating or compliance costs, impose conditions that restrict or limit our operations or otherwise adversely affect our business, financial condition, results of operations and cash flows. These changes could limit the availability of our funds for other purposes, which could adversely affect our business, financial condition, results of operations and cash flows.

Our operations may be subject to significant interruption or prolonged suspension if any of our facilities experience a major accident or are damaged by natural disasters, severe weather or unexpected or catastrophic events (such as earthquakes, fires, floods, tsunamis and other similar events)

On February 27, 2010, a severe earthquake, followed by a tsunami, occurred off the coast of the southern-central region of Chile, which is an area where we maintain our industrial operations. Immediately after the earthquake, all of our production units applied their contingency plans, which involved shutting down operations and evaluating the damage caused to each facility by the earthquake. As a result of the earthquake and subsequent tsunami, our Mutrún sawmill was severely damaged. Our other operations that were affected by the earthquake and tsunami have been reopening gradually, with the timing of such reopenings depending on the specific conditions of the respective mill as well as external factors such as infrastructure conditions, road connectivity, power supply and public safety concerns. As of June 22, 2010, all of our operations were operating except for line 2 of the Arauco Pulp Mill (Arauco II), which will be reopened once the damages are assessed and repaired.

The suspension of our operations in Chile resulted in a decrease in sales volumes and adverse effects on our results of operations and cash flows; however, we have insurance covering part of these losses. Our insurance policies cover damages to our property, plant, equipment and inventories and for business interruption caused by such damages up to an amount of U.S.$650 million, with a deductible for such damages of U.S.$3.3 million and a deductible of 21 days for business interruption. For the first quarter of 2010, we recorded a loss for damages of property, plants and equipment and inventories of approximately U.S.$27 million, net of insurance coverage. As the date of this annual report, we expect to incur additional losses as a result of the earthquake and subsequent tsunami, but we cannot determine the total amount of such losses at this time.

We cannot assure you that we will not experience further suspensions or interruptions or experience damage to our property, plant, equipment and inventories as a result of further earthquakes, aftershocks, floods, repair and maintenance, relocation of facilities or other consequences associated with such events, which could materially and adversely affect our business, financial condition, results of operations and cash flows.

Climate change may negatively affect our business, results of operations and cash flows

A growing number of scientists, environmentalists, international organizations, regulators and other commentators argue that global climate change has contributed, and will continue to contribute, to the unpredictability, frequency and severity of natural disasters (including, but not limited to, hurricanes, tornadoes, freezes, other storms and fires) in certain parts of the world. As a result, a number of legal and regulatory measures as well as social initiatives have been introduced in different parts of the world in an effort to reduce greenhouse gas and other carbon emissions, which some argue to be substantial contributors to global climate change. In addition, public expectations for reductions in greenhouse gas emissions could result in increased energy, transportation and raw material costs and may require us to make additional investments in facilities and equipment. Although we cannot predict the impact of changing global climate conditions, if any, nor can we predict the impact of legal, regulatory and social responses to concerns about global climate change, any such occurrences may negatively affect our business, financial condition, results of operations and cash flows.

Fluctuations in market price for our products could adversely affect our financial condition, results of operations and cash flows

Prices for pulp, forestry and wood products can fluctuate significantly. The average price, on an annual basis, for Norscan bleached softwood kraft market pulp (pulp produced in Canada and Northern Europe sold to manufacturers of paper products delivered in Northern Europe, or NBSK), which is the benchmark for softwood bleached pulp, ranged from U.S.$598.69 per metric ton in 2005 to U.S.$641.51 per metric ton in 2008. In 2009, the price of NBSK ranged from a minimum of U.S.$577.09 per metric ton to a maximum of U.S.$798.79 per metric ton. During the first quarter of 2010, the price of NBSK ranged from a minimum of U.S.$798.63 per metric ton to a maximum of U.S.$889.08 per metric ton. As of June 22, 2010 the price of NBSK was U.S.$975.70 per metric ton. Our business, financial condition, results of operations and cash flows could be materially and adversely affected if the price of pulp or other forestry products were to decline significantly from current levels. The prices that we are able to obtain for pulp products and, to a lesser extent, other forestry products depend on the following:

•	prevailing world prices, which historically have been subject to significant fluctuations over relatively short periods of time, depending on worldwide demand;

•	world production capacity;

•	the business strategies adopted by major integrated forestry, pulp and paper producers and other major producers; and

•	the availability of substitutes.

Each of these factors is beyond our control.

Worldwide competition in the markets for our products could adversely affect our business, financial condition, results of operations and cash flows

We experience substantial worldwide competition in each of our geographical markets and in each of our product lines. Several of our competitors are larger than we are and have greater financial and other resources, which they could use to take steps that could adversely affect our financial and competitive position. The pulp industry is sensitive to changes in industry capacity and producer inventories, as well as to cyclical changes in the world’s economies, all of which may significantly affect selling prices and, thereby, our profitability. Increased competition could materially and adversely affect our business, financial condition, results of operations and cash flows.

Global economic developments, and particularly economic developments in the U.S. economy, could adversely affect our business, financial condition, results of operations and cash flows

The decrease in demand of sawn timber products due primarily to the credit crisis and the continued downturn in the real estate market in the United States resulted in our decision to close four sawmills in 2008. As a result, in 2008 we recorded a pre-tax impairment charge totaling U.S.$32.9 million, relating to the closure of our sawmills. Additionally, during 2008 and as a result of the impact that the credit crisis had on the Brazilian market and the reduction of the quantities to be produced by the Curitiba fiberboard panels plant, we decided to conduct an impairment analysis pursuant to which we recorded in 2008 a pre-tax impairment charge of U.S.$32.5 million to reduce the carrying value of this plant to the estimated sales price minus selling costs. See Note 14 to our audited consolidated financial statements.

Export sales to the United States market accounted for approximately 10.3% of our sales revenues in 2009 as compared to 14.0% in 2008 and 12.0% in 2007. In addition, we placed a significant quantity of our sawn timber products in other markets, especially Asia and the Middle East, in order to avoid additional staffing adjustments in the facilities and to mitigate the economic impact of these events in our sawn timber division. Our business, financial condition, results of operations and cash flows could be materially and adversely affected if the economic conditions in the United States and abroad continue to deteriorate, and if we are unable to re-allocate our sawn timber products to other markets on equally beneficial terms, which could require us to recognize additional impairment charges.

We depend on free international trade as well as economic and other conditions in our principal export markets

In 2009, export sales, defined as sales out of the country where our goods were produced, accounted for approximately 76.2% of our total sales revenues. During this period, 52.7% of our export sales were to customers in Asia, 20.3% to customers in North America, 13.4% to customers in Europe, 10.9% to customers in Central and South America and 2.7% to customers in other countries. As a result, our results of operations and cash flows depend, to a significant degree, on economic, political and regulatory conditions in our principal export markets. Our ability to compete effectively in our export markets could be materially and adversely affected by a number of factors beyond our control, including deterioration in macroeconomic conditions, exchange rate volatility, government subsidies, and the imposition of increased tariffs or other trade barriers. If our ability to sell our products competitively in one or more of our principal export markets were impaired by any of these developments, it might be difficult to re-allocate our products to other markets on equally favorable terms and our business, financial condition, results of operations and cash flows might be adversely affected.

Disease or fire could affect our forests and manufacturing processes and, in turn, adversely affect our business, financial condition, results of operations and cash flows

Our operations are subject to various risks affecting our forests and manufacturing facilities, including disease and fire. Although, in the past, certain pests and diseases afflicting radiata or taeda pine plantations in other parts of the world have not significantly affected the forestry industries in Chile, Argentina, Brazil and Uruguay, these pests or diseases may appear in Chile, Argentina, Brazil or Uruguay in the future. Although, in the past, forest fires have not significantly affected our plantations partly due to the broad geographic extension of our plantations and the varied ages and climatic conditions of our plantations, forest fires may affect our plantations in the future. Our operations and, as a result, our business, financial condition, results of operations and cash flows could be adversely affected if any of these risks were realized. See “Item 4. Description of Business—Forestry Activity—Forest Management.”

Risks Relating to Chile

Chilean political and economic conditions directly impact our business and the market price of our securities

At December 31, 2009, 76.6% of our property, plant and equipment and forest assets were located in Chile, and in 2009, approximately 80.1% of our net sales were attributable to our Chilean operations. Accordingly, our business, financial condition, results of operations and cash flows depend, to a considerable extent, upon economic conditions in Chile. Future developments in the Chilean economy could adversely affect our business, financial condition, results of operations and cash flows and may impair our ability to proceed with our strategic plan of business. In addition, such developments may impact the market price of our securities.

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

Chile’s rates of inflation, which were 7.1% in 2008 and -1.4% in 2009, as measured by changes in the Chilean consumer price index, may adversely affect our operations and financial condition and the market price of our securities.

Risks Relating to Argentina

The economic conditions in Argentina may adversely affect our financial condition, results of operations and cash flows

At December 31, 2009, approximately 11.7% of our property, plant and equipment and forest assets were located in Argentina, and in 2009, approximately 11.6% of our net sales were attributable to our Argentine operations. The financial condition and results of our Argentine operations, including the ability of Alto Paraná S.A., or Alto Paraná, our Argentine subsidiary, to raise capital, depend, to a certain extent, upon political and economic conditions prevailing in Argentina. See “Item 4. Information on the Company—Description of Business—History.”

From 1998 to 2002, the Argentine economy experienced an economic recession marked by reduced levels of consumption and investment and an elevated unemployment rate. The Argentine gross domestic product, or GDP, decreased by 0.8% in 2000, 4.0% in 2001 and 10.9% in 2002. Since 2003, economic indicators have shown some signs of recovery, and the Argentine GDP increased by 8.8% in 2003, 9.0% in 2004, 9.2% in 2005, 8.5% in 2006, 8.7% in 2007 and 6.8% in 2008. In 2009, Argentina’s GDP growth slowed to 0.9% as a result of the global financial crisis. The future economic, social and political developments in Argentina, over which we have no control, could adversely affect our business, financial condition, results of operations and cash flows.

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

Since 2001, the Argentine government has imposed a number of monetary and currency exchange control measures, which have included the obligation to repatriate foreign currency earned abroad and tight restrictions on transferring funds abroad, with certain exceptions for authorized transactions. Although current restrictions have not materially affected Alto Paraná’s business, financial condition, results of operations and cash flows, there can be no assurance that the Central Bank of Argentina will not reverse its position and again restrict payments, which could impose material obstacles to Alto Paraná’s ability to transfer money abroad and negatively affect its business, financial condition, results of operations and cash flows.

Risks Relating to Brazil

Economic conditions in Brazil may have a direct impact on our business, financial condition, results of operations and cash flows

At December 31, 2009, approximately 11.7% of our property, plant and equipment and forest assets were located in Brazil, and in 2009, approximately 8.3% of our net sales were attributable to our Brazilian operations. During the first quarter of 2005, we acquired all of the shares of capital stock of LD Forest Products S.A. and of Placas do Paraná S.A. in Brazil, as well as 50% of the shares of capital stock of Dynea Brasil S.A. in Brazil. In April 2010, our subsidiary Arauco do Brasil S.A. acquired the other 50% of the shares of Dynea Brasil S.A. As a result of this acquisition, we own 100% of the shares of Dynea Brasil S.A.

In September 2007, Arauco entered into an agreement for the joint ownership of land with Stora Enso Oyj, a Finnish-Swedish multinational corporation. Pursuant to the agreement, Arauco acquired 80% of the shares in Stora Enso Arapoti Empreendimentos Agrícolas S.A., which owns 50,000 hectares of land, including 25,000 hectares of pine and 5,000 hectares of eucalyptus plantations; 20% of the shares in Stora Enso Arapoti Indústria de Papel S.A., which owns a paper mill with an annual production capacity of 205,000 tons of light weight coated paper; and 100% of the shares of Stora Enso Arapoti Serraria Ltda., which owns a sawmill with an annual production capacity of 150,000 cubic meters per year. In August 2009, we acquired, through our Brazilian subsidiary Placas do Paraná S.A., Tafisa Brasil S.A. (“Tafisa Brasil”), which has an annual total installed capacity of 640,000 cubic meters.

As a result of the foregoing, to a certain extent, our business, financial condition, results of operations and cash flows will be dependent on economic conditions in Brazil. See “Item 4. Information on the Company—Description of Business—History.”

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on our business

The Brazilian government frequently intervenes in the Brazilian economy and, occasionally, makes drastic changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, wage and price controls, currency devaluations, capital controls and limits on imports. The business, financial condition, results of operations and cash flows of our recently acquired Brazilian subsidiaries may be adversely affected by changes in policy or regulation involving tariffs and exchange controls, as well as by factors such as:

•	currency fluctuations;

•	inflation;

•	social instability;

•	price instability;

•	interest rates;

•	liquidity of domestic capital and lending markets;

•	tax policy; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

Inflation and efforts by the Brazilian government to combat inflation may contribute significantly to economic uncertainty in Brazil and could harm the business of our Brazilian subsidiaries

In the past, Brazil has experienced extremely high rates of inflation; 3.1% in 2006, 4.5% in 2007, 5.9% in 2008 and 4.3% in 2009 as measured by the Brazilian consumer price index (Índice de Preços ao Consumidor-Amplo). During this period, inflation, governmental measures to combat inflation and public speculation about possible future actions have had significant negative effects on the Brazilian economy. Future measures taken by the Brazilian government, including interest rate increases, intervention in the foreign exchange market and actions to adjust or fix the value of the real may trigger increases in inflation, and consequently, have adverse economic impacts on our business. If Brazil experiences high inflation in the future, the business, financial condition, results of operations and cash flows of our recently acquired Brazilian subsidiaries could suffer.

Fluctuations in the value of Brazil’s currency against the value of the U.S. dollar may result in uncertainty in the Brazilian economy and the Brazilian securities market, which may adversely affect the financial condition, results of operations and cash flows of our recently acquired Brazilian subsidiaries

The Brazilian real has historically suffered frequent devaluation. In the past, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Although over long periods depreciation of the real generally is correlated with the differential in the inflation rate in Brazil versus the inflation rate in the United States, depreciation over shorter periods has resulted in significant fluctuations in the exchange rate between the real and the U.S. dollar and other currencies.

The real depreciated 34.2% against the U.S. dollar in 2009, and appreciated 4.2% during the first five months of 2010. The exchange rate between the real and the U.S. dollar may continue to fluctuate and may rise or decline substantially from current levels.

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

Risks Relating to Other Markets

Our business, earnings and prospects may be adversely affected by developments in other countries that are beyond our control

Our business, financial condition, results of operations and cash flows depend, to a large extent, on the level of economic activity, government and foreign exchange policies and political and economic developments in our principal export markets. In 2009, approximately 94.9% of our total pulp sales and approximately 60.4% of our total sales of forestry, wood and panel products were attributable to exports, principally to customers in Asia, the Americas and Western Europe. Our business, earnings and prospects, as well as our financial condition, results of operations, cash flows and the market price of our securities, may be materially and adversely affected by developments in these export markets relating to inflation, interest rates, currency fluctuations, protectionism, government subsidies, price and wage controls, exchange control regulations, taxation, expropriation, social instability or other political, economic or diplomatic developments. We have no control over these conditions and developments, which could adversely affect our business, financial condition, results of operations and cash flows.

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

DESCRIPTION OF BUSINESS

We believe that, as of December 31, 2009, we were Latin America’s largest forest plantation owner, and that we are Chile’s largest exporter of forestry and wood products in terms of sales revenue. We have industrial operations in Chile, Argentina and Brazil. As of December 31, 2009, we had approximately 1.0 million hectares of plantations in Chile, Argentina, Brazil and Uruguay. During 2009, we harvested 16.2 million cubic meters of sawlogs and pulplogs and sold 4.9 million cubic meters of wood products, including sawn timber (green and kiln-dried lumber), remanufactured wood products and panels (plywood, medium density fiber board, or MDF, particle board, or PBO, and high density fiber board, or HB).

Based on information published by Resource Information Systems, Inc., an independent research company for the pulp and paper industry, at December 31, 2009, we were one of the world’s largest producers of bleached and unbleached softwood kraft market pulp in terms of production capacity, with an estimated 7.3% share of the total world production of bleached softwood kraft market pulp and a 15.7% share of the total world production of softwood kraft market unbleached pulp. “Market pulp” is pulp sold to manufacturers of paper products, as opposed to pulp produced by an integrated paper producer for use in its paper production facilities. “Kraft pulp” is pulp produced using a chemical process.

Based on information published by Resource Information Systems, Inc., we were also one of the world’s lowest-cost producers of softwood kraft market pulp. We believe that we are able to produce our products at a lower cost than our competitors because of the high growth rate and short harvest cycle of radiata and taeda pine compared to other commercial softwoods, the advanced genetic and silviculture techniques we apply in our forest management, our competitive labor costs, our modern mill facilities and the proximity of our operations to Pacific coast ports.

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

In 2005, we expanded our presence in Chile, Argentina and Brazil through a series of acquisitions that increased our land holdings and the production capacity of various sectors of our business.

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

On May 17, 2009, our subsidiary Arauco International S.A. and a subsidiary of Stora Enso Oyj agreed through a joint venture partnership to acquire the Uruguayan subsidiaries of the Spanish Grupo Empresarial ENCE S.A., which acquisition was completed on October 16, 2009. The companies acquired by the joint venture partnership were Eufores S.A., Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A. The main assets of these subsidiaries include 130,000 hectares of land, of which 73,000 have forestry plantations, 6,000 hectares under agreements with third parties, an industrial site, the necessary environmental permits for the construction of a pulp mill, a river terminal, a chip producing mill and a nursery. The agreed value of these assets, pursuant to the aforementioned transaction, was U.S.$335 million, of which Arauco paid 50% (or U.S.$167.5 million). See “Item 5. Operating Financial Review and Prospects—Results of Operations—Negative Goodwill Immediately Recognized”.

On August 26, 2009, our subsidiary Placas do Paraná S.A. acquired 100% of the shares of Tafisa Brasil, by means of a share purchase agreement executed among SCS Beheer, B.V., Tafiber – Tableros de Fibras Ibéricos, S.L. (each of which is a subsidiary of Sonae Indústria, SGPS, S.A.) and Placas do Paraná S.A. Pursuant to the transaction, we paid a purchase price of approximately U.S.$227 million, of which approximately U.S.$165.2 million was allocated to pay the value of the shares of Tafisa Brasil, with the balance corresponding to liabilities that the acquired company maintained. The primary asset of Tafisa Brasil (which has been renamed “Arauco do Brasil S.A.”) is a panel production facility located in the city of Pien, Brazil, which is in the state of Paraná. The facility has an annual total installed capacity of 640,000 cubic meters, which includes three production lines: two lines producing medium density fiberboard (MDF) and one line producing particleboard. The facility also has added-value lines to produce products for the construction and furniture industries.

On September 27, 2009, Arauco and its subsidiary Arauco Internacional S.A., executed a series of joint venture agreements with Stora Enso, pursuant to which Stora Enso Amsterdam B.V. agreed to transfer ownership of 100% of the shares of Stora Enso Uruguay S.A. to Forestal Cono Sur S.A., an Arauco subsidiary in Uruguay, which was subsequently renamed Montes del Plata S.A. (“Montes del Plata”). As a consequence of this transaction, Arauco and Stora Enso equally control all assets that both companies own in Uruguay, which includes 74,000 hectares owned by Stora Enso (including 17,300 hectares which are already planted with forests) and 39,000 hectares owned by Arauco (of which 27,400 are already planted with forests). These assets, and those that we acquired from Grupo Empresarial ENCE, S.A. in May of 2009, have helped to secure a strategic basis to consider the construction of a future pulp mill in Uruguay. See “Item 5. Operating Financial Review and Prospects—Results of Operations—Other Profit (Loss)”.

In April 2010, our subsidiary Arauco do Brasil S.A. acquired 50% of the shares of Dynea Brasil S.A. from Dynea AS for U.S.$15 million. As a result of this acquisition, we now own 100% of the shares of Dynea Brasil S.A.

Corporate Structure

We are substantially wholly owned by Empresas Copec S.A., a public company listed on the Santiago Stock Exchange, the Valparaíso Stock Exchange and the Chilean Electronic Stock Exchange. Empresas Copec is a holding company, the principal interests of which are in Arauco, gasoline and gas distribution, electricity, fishing and mining. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

The following table sets forth our ownership interests in our subsidiaries as of December 31, 2009.

	Country of incorporation	Total stock held
Agenciamiento y Servicios Profesionales S.A. de C.V.	Mexico	99.9986%
Alto Paraná S.A.	Argentina	99.9762
Arauco Australia S.A.	Australia	99.9986
Arauco Colombia S.A.	Colombia	99.9976
Arauco Denmark ApS	Denmark	99.9991
Arauco Distribución S.A.	Chile	99.9992
Arauco do Brasil S.A.	Brazil	99.9986
Arauco Ecuador S.A.	Ecuador	99.9986
Arauco Florestal Arapoti S.A.	Brazil	79.9989
Arauco Forest Brasil S.A.	Brazil	99.9988
Arauco Forest Products B.V.	The Netherlands	99.9991
Arauco Generación S.A.	Chile	99.9985
Arauco Internacional S.A.	Chile	99.9986
Arauco Perú S.A.	Peru	99.9986
Arauco Wood Products, Inc.	U.S.A.	99.9986
Araucomex S.A. de C.V.	Mexico	99.9986
Aserraderos Arauco S.A.	Chile	99.9992
Bosques Arauco S.A.	Chile	99.9256
Controladora de Plagas Forestales S.A.	Chile	59.6326
Faplac S.A.	Argentina	99.9979
Flooring S.A.	Argentina	99.9984
Forestal Arauco S.A.	Chile	99.9248
Forestal Celco S.A.	Chile	99.9256
Forestal Concepción S.A.	Panama	99.9986
Forestal Cholguán S.A.	Chile	97.4281
Forestal Los Lagos S.A.	Chile	79.9405
Forestal Misiones S.A.	Argentina	99.9885
Forestal Nuestra Señora del Carmen S.A.	Argentina	99.9987
Forestal Valdivia S.A.	Chile	99.9256
Industrias Forestales S.A.	Argentina	99.9987
Inversiones Celco S.L.	Spain	99.9991
Investigaciones Forestales Bioforest S.A.	Chile	99.9256
Paneles Arauco S.A.	Chile	99.9992
Placas do Paraná S.A.	Brazil	99.9987
Savitar (Forestal Talavera S.A.)	Argentina	99.9985
Servicios Logísticos Arauco S.A.	Chile	99.9995
Leasing Forestal S.A.	Argentina	99.9767
Empreendimientos Santa Cruz S.A.(Ex. Lucchese Empreendimientos e Participaçoes Ltda.)	Brazil	99.9885

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

•	We continue to develop our facilities, transportation, shipping, storage and product distribution network that allow us to reach over 70 countries worldwide; and

•	We are expanding internationally into new regions that have comparative advantages in the forestry sector.

Domestic and Export Sales

The following table sets forth our sales revenue derived from exports and domestic sales for the years indicated.

	Year ended December 31,
	2008	2009
	(in millions of U.S.$)
Export Sales
Bleached pulp	$1,508	$1,332
Unbleached pulp	173	191
Sawn timber	390	234
Remanufactured wood products	223	170
Plywood and fiber panels	506	441
Posts	3	4
Other	4	0

Total export sales revenue	$2,807	$2,372

Domestic Sales
Bleached pulp	107	69
Unbleached pulp	4	13
Sawlogs	72	46
Pulplogs	13	10
Sawn timber	82	68
Remanufactured wood products	24	22
Chips	10	17
Electric power	121	78
Plywood and fiber panels	441	390
Other	33	28

Total domestic sales revenue	$907	$741

Total sales revenue	$3,714	$3,113

The following table sets forth a geographic market breakdown of our export sales revenue for the years indicated.

	Year ended December 31,
	2008	2009
	(in millions of U.S. dollars)
North America	$624	$482
Central and South America	316	258
Asia	1,189	1,251
Europe	574	318
Other	104	63

Total	$2,807	$2,372

Forestry Activity

Radiata pine grows at the fastest rates within a narrow band of latitude and under certain climatic conditions. One of Chile’s main advantages in the forestry products industry lies in the short growing cycle of its radiata pine plantations. The faster growth rate of radiata pine trees in Chile allows harvesting of pulplogs and sawlogs 16 to 18 years after planting and of high quality sawlogs 25 years after planting. For most temperate softwood forests in the Northern Hemisphere this range is 18 to 45 years for pulplogs and 50 to 150 years for high quality sawn timber. Consequently, the Chilean forestry industry is a relatively low cost producer, since a Chilean producer generally requires less time and a smaller area to produce the same volume of pine as its North American or European competitors, who face lower forest growth rates and higher transportation and investment costs as a result of the larger tracts of forests necessary to produce equivalent yields of softwood. Accordingly, since the mid-1970s, we have focused our forest management toward the application of advanced genetic and silviculture techniques to increase productivity and the quality of our plantations.

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

Throughout our history, we have demonstrated a continued commitment to the improvement of our forest management policies. In particular, we have adopted environmentally sensitive policies towards our holdings of native forests, which are protected and preserved in their entirety. Our products come from our established plantations only; we do not sell any products derived from our native forests. We conduct our forestry operations in accordance with current legislative and environmental sustainability standards. Certain of our subsidiaries have received various environmental certifications as of the date of this annual report, which include, but are not limited to the following:

•

Sustainable Forest Management Certification: the Chilean certification of sustainable forest management, as determined since 2004 by the PEFC (Program for the Endorsement of Forest Certifications Schemes). PEFC is an international non-profit, non-governmental organization dedicated to promoting sustainable forest management;

•

Forest Stewardship Council (FSC) Certification: a forest management certification aimed at promoting forest management that is environmentally responsible, socially beneficial and economically viable for the world’s forests. FSC is a non-profit organization devoted to encouraging the responsible management of the world’s forests;

•	Chain of Custody Certification: a certification granted by the PEFC and designed to ensure that certified raw materials are used in finished product;

•	Chain of Custody and Controlled Wood Certification: a certification from FSC that is designed to ensure traceability of certified and uncertified wood from the forest to the finished product;

•

Environmental Management System ISO 14001: a certification issued by the International Standards Organization (ISO), awarded to organizations that comply with environmental legislation, monitor significant environmental impacts, prevent pollution and maintain a continuing program of environmental improvement. ISO is an international non-profit, non-governmental organization dedicated to developing international business standards;

•

Occupational Health and Safety Assessment Series (OHSAS) 18001: a certification awarded for the effective management of conditions and factors that may adversely affect the work environment of employees, temporary workers, contractors and other persons who are in the workplace.

Forest Plantations

At December 31, 2009, our planted forests consisted of 80% radiata and taeda pine and 20% mainly of eucalyptus. Radiata and taeda pine have a rapid growth rate and a short harvest cycle compared to other commercial softwoods. Radiata and taeda pine are sufficiently versatile for both the production of forestry and wood products and the production of long fiber pulp for sale to manufacturers of paper and packaging.

We seek to manage our forestry resources in a way that ensures that the annual growth of our forest is equal to or greater than the volume of resources harvested each year. In 2009, Arauco planted a total of 47,094 hectares and harvested a total of 38,966 hectares in Chile, Argentina, Brazil and Uruguay (which includes 50% of the total land owned in Uruguay by our joint venture, Montes del Plata). We believe that we will reach a long-term sustainable equilibrium within the next five years, with annual harvests and plantations of approximately 58,000 hectares.

Our planted radiata pine forests are located in central and southern Chile, and most are located in close proximity to our major production facilities and to port facilities. The majority of our radiata pine is less than 16 years old.

At December 31, 2009, our aggregate radiata pine holdings comprised approximately 43% of all Chilean radiata pine plantations, making us the country’s largest radiata pine plantation owner according to the Chilean Forestry Institute. At December 31, 2009, we owned approximately 1.1 million hectares of land in Chile, of which 0.7 million hectares are forest plantations.

At December 31, 2009, we owned 257,722 hectares of forest and other land in Argentina, 126,616 hectares of forest and other land in Brazil and 126,786 hectares of forest and other land that our joint venture Montes de Plata owns in Uruguay. Of the total land we own in these three countries, approximately 179,621 hectares of land is planted with taeda pine and elliotti pine, a species of softwood that has a growth rate similar to that of radiata pine. The balance includes plantations of other species of trees, land to be planted, protected areas and natural forests.

The following table sets forth the number of hectares and types of uses of our land holdings and rights, as of December 31, 2009.

	At December 31, 2009
	Total	Distribution
	(in hectares)	(percentage)
Pine plantations(1)
0-5 years	210,639	13.1%
6-10 years	181,258	11.3
11-15 years	179,941	11.2
16-20 years	133,553	8.3
21+ years	81,649	5.1
Subtotal	787,040	48.9
Eucalyptus plantations(2)	182,715	11.3
Plantation of other species	24,039	1.5
Subtotal	993,794	12.8
Land for plantations	63,494	3.9
Land for other uses(3)	553,682	34.4

Total(4)	1,610,970	100.0%

(1)	All years are calculated from the date of planting.
(2)	Approximately 74% of our eucalyptus plantations are less than 10 years old.
(3)	Includes roads, firebreaks, native forests and yards.
(4)

Includes 100% of Alto Paraná and FAPLAC-owned plantations, 80% of Forestal los Lagos S.A.-owned plantations and 50% of Montes del Plata-owned plantations. Also includes 55.103 hectares for which we have the right to harvest but which we do not own, of which 46,937 hectares are in Chile, 7,821 hectares are in Uruguay and 345 hectares are in Argentina.

Land Acquisition and Afforestation

Our total land assets have increased from fewer than 170,000 hectares in 1980 to 1,610,970 hectares at December 31, 2009. That number does not include 16,487 hectares owned by third parties or the assets owned by Forestal Río Grande S.A. as to which we have harvesting rights. In the five years ending December 31, 2009, we purchased 249,464 hectares of land, of which 43,841 hectares were purchased in Chile, 21,648 in Argentina, 86,738 in Brazil and 97,237 in Uruguay.

We expect to acquire additional land in Argentina, Uruguay (through our joint venture, Montes del Plata) and Brazil, and to a lesser extent in Chile if we are presented with the opportunity to do so at a desired price or location. There can be no assurance that we would be able to acquire land at the desired price or location.

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

On October 11, 2006, the Bío Bío Investment Fund, a Chilean fund in which a group of Chilean insurance companies and other private investors participate, acquired the assets of Forestal Bío-Bío S.A. for U.S.$346 million, which included approximately 40,000 hectares of plantations. On that same date, Arauco entered into certain agreements with the Bío Bío Investment Fund pursuant to which Arauco became the administrator and exclusive buyer of these forestry assets. Arauco receives an annual fee for the administration of the forests. Arauco’s obligations under these agreements include the purchase of the fund’s forestry assets over a seven-year term beginning in 2006 and the purchase of the fund’s supply of timber during the same period. Arauco will pay a total of U.S.$461.6 million for the purchase of the fund’s forestry assets and timber supply over such seven-year term.

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

In November 2006, through its subsidiary Arauco Internacional S.A., Arauco acquired La Señora del Milagro S.R.L. (subsequently renamed Forestal Nuestra Señora del Carmen S.A.), an Argentine forestry company, which owns approximately 4,000 hectares of land in Argentina, for U.S. $5.4 million.

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

In December 2008, Alto Paraná S.A. acquired 99.99% of the stock of the Brazilian company Lucchese Empreendimentos e Participacoes Ltda., which was subsequently renamed Empreendimientos Santa Cruz S.A. and capitalized up to U.S.$29 million.

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

Uruguay

On May 17, 2009, our subsidiary Arauco International S.A. and a subsidiary of Stora Enso Oyj agreed through a joint venture partnership to acquire the Uruguayan subsidiaries of the Spanish Grupo Empresarial ENCE S.A. The companies acquired pursuant to this transaction were Eufores S.A., Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A. This acquisition was completed on October 16, 2009. The main assets of these subsidiaries include 130,000 hectares of land, of which 73,000 have forestry plantations, 6,000 hectares under agreements with third parties, one industrial site, the necessary environmental permits for the construction of a pulp mill, a river terminal, one chip producing mill and one nursery. The aggregate value of the assets acquired as a result of this transaction was U.S.$335 million, of which Arauco paid 50% (or approximately U.S.$167.5 million).

On September 27, 2009, Arauco and its subsidiary Arauco Internacional S.A., executed a series of joint venture agreements with Stora Enso, pursuant to which Stora Enso Amsterdam B.V. agreed to transfer ownership of 100% of the shares of Stora Enso Uruguay S.A. to Forestal Cono Sur S.A., an Arauco subsidiary in Uruguay, which was subsequently renamed Montes del Plata S.A. As a result of this transaction, Arauco and Stora Enso equally control all assets that both companies own in Uruguay, which includes 74,000 hectares owned by Stora Enso (including 17,300 hectares which are already planted with forests) and 39,000 hectares owned by Arauco (of which 27,400 are already planted with forests). These assets, and those that we acquired from Grupo Empresarial ENCE, S.A. in October of 2009, have helped to secure a strategic basis to consider the construction of a future pulp mill in Uruguay. For more information see “Item 5.Operating Financial Review and Prospects—Results of Operations—Negative Goodwill Immediately Recognized” and “—Other Profit (Loss)”.

Forest Management

For our pine plantations, our forestry management activities seek to increase sawlogs through advanced genetic techniques, planting and site preparation procedures, thinning and pruning. Managed forests can produce trees of larger diameter and, if pruned, a higher proportion of clear wood, which generally commands a higher price than knotted wood. Although some land is not suitable for the production of pruned logs, at December 31, 2009, over 66% of our pine forests in Chile were designed for clear wood production.

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

As of December 31, 2009, we had eight nurseries in Chile, Argentina and Brazil, in which we grow seedlings using seeds and using cuttings from genetically selected trees. To achieve higher quality trees and an increased growth rate, we apply strict selection criteria to the trees from which seedlings are produced. We then plant the seedlings manually. Depending upon the species of tree to be planted and the nutrient and physical characteristics of the soil, we may also undertake a certain amount of ground preparation before planting. Our other principal forest activities are thinning, pruning and harvesting.

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

This high level of thinning benefits Arauco for the following reasons:

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

Harvesting timber involves felling trees, removing branches from the logs, cutting the logs into appropriate sections and loading the logs onto trucks for transport to sawmills, panel mills, pulp mills or ports for direct export. We use the lower section of the radiata pine, comprising the first 7 to 12 meters, in sawmills and plywood mills or it is exported as sawlogs. We use the mid-section of the radiata pine, comprising, on average, the next 8 to 13 meters, in either sawmills or pulp mills, depending on the diameter and quality of the pine. We use the top section of the tree for pulp and MDF production.

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

The following table illustrates, on a hectare basis, the extent of our thinning, pruning and harvesting activities in Chile during the periods indicated.

	Year ended December 31,
	2007	2008	2009
	(in hectares)
Thinning	28,759	18,562	19,246
Pruning	45,797	40,721	31,191
Harvesting	36,072	29,184	30,872

We manage our forest activities, but we hire independent contractors to perform the bulk of our operations, including planting, maintenance, thinning, pruning, harvesting, transportation and access road construction. As of

December 31, 2009, we had arrangements with more than 393 independent contractors that employed over 12,304 workers in Chile. Many of these contractors have long-standing relationships with us, but we award many contracts based on competitive bids. We believe that our arrangements with independent contractors provide greater flexibility and efficiency than performing these activities directly.

Our plantations are interspersed with native forest and farmland, and, as a result, they are naturally protected against the spread of certain diseases. In addition, our subsidiary Investigaciones Forestales Bioforest S.A., or “Bioforest”, has developed strategies to protect our forests from pests and diseases. During the last five years, radiata pine plantations have been affected by two health problems in particular: 1) the sirex noctilio, a wasp which attacks stressed trees, has caused a natural selection for thinning and 2) the disease produced by phytophthora pinifolia has reduced the growth rate of certain trees. To mitigate the effects of the sirex noctilio, Bioforest has implemented a biological control program under which it has released into the affected forests natural enemies of the sirex noctilio, including the nematode, the beddingia siricidicola and the parasitoid ibalia leucospoide. To control the spread of phytophthora pinifolia, Bioforest has begun genetically engineering our trees to be more tolerant to the disease and has also begun dispersing in our forests a fertilizer that further promotes resistance. For more information regarding certain risks to our forests presented by disease, see “Item 3. Key Information—Risk Factors—Disease or fire could affect our forests and manufacturing processes and, in turn, adversely affect our business, financial condition, results of operation and cash flows.”

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

Forest Production

We harvested 16.2 million cubic meters of logs during the year ended December 31, 2009, consisting of 7.6 million cubic meters of sawlogs, 7.0 million cubic meters of radiata pine pulplogs and 1.6 million cubic meters of eucalyptus pulplogs and other logs. We did not export any pulplogs during 2009 because substantially all of the pulplogs from our forests were used in our pulp or panel mills. During 2009, our sawmills and panel mills used 6.3 million cubic meters of sawlogs, and no sawlogs were exported. We also sold 1.2 million cubic meters of sawlogs to unaffiliated domestic sawmills during 2009.

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

Pulp

We believe that we were Chile’s largest producer of bleached and unbleached softwood market pulp in terms of production in 2009. For the year ended December 31, 2009, pulp sales were U.S.$1,605 million, representing 51.6% of our total sales revenue for the period.

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

Pulp Mills

At December 31, 2009, we owned and operated five pulp mills in Chile and one in Argentina, with an aggregate installed annual production capacity of approximately 3.2 million metric tons. Our six pulp mills produced 2.6 million metric tons of bleached pulp and 0.4 million metric tons of unbleached pulp in 2009.

All of our pulp mills in Chile except for the Nueva Aldea Mill and the Licancel Mill are ISO 9001:2000 and ISO14001:2004 certified. The Nueva Aldea Mill and the Licancel Mill were certified ISO 9001:2008 and ISO 14001:2004 in February 2010. The Alto Paraná Mill in Argentina is certified under ISO 9001:2000 and ISO14001:2004. No seasonal factors affect plant utilization, and the pulp mills generally run at full capacity throughout the year, with eight to ten days of maintenance scheduled every 12 months.

The following table sets out bleached and unbleached kraft pulp production by plant for each of the years indicated.

	Year ended December 31,
	2005	2006	2007	2008	2009
	(in thousands of metric tons)
Chile
Arauco Mill (bleached)
Arauco I	263	295	279	281	286
Arauco II	494	494	475	507	505
Valdivia Mill (bleached)(1)	351	440	436	488	540
Constitución Mill (unbleached)	353	338	331	320	333
Nueva Aldea Mill (bleached)	—	123	715	842	900
Licancel Mill (bleached)(2)	145	141	53	118	51

Licancel Mill (unbleached)	—	—	—	—	75

Subtotal	1,606	1,831	2,289	2,555	2,690

Argentina
Alto Paraná Mill (bleached)	331	348	336	343	310

Total	1,937	2,179	2,625	2,898	3,000

(1)

Operations at the Valdivia Mill were temporarily suspended for approximately one month during January and February of 2005 and for an approximate aggregate period of two months during June, July, and August of 2005.

(2)	Operations at the Licancel Mill were temporarily suspended for approximately six months from June 2007 until January 2008. During 2009, the Licancel Mill produced unbleached pulp for a three-month period.

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

As a consequence of the earthquake that occurred in Chile on February 27, 2010, the operations of Arauco II were temporarily suspended and will be reopened once the damages are assessed and repaired.

Constitución Mill. The Constitución Mill is located in the heart of a group of our radiata pine forests in the Seventh Region of Chile. As of December 31, 2009, the Constitución Mill was the largest unbleached softwood market pulp mill in the world, with an installed annual production capacity of approximately 355,000 metric tons. In February 2006, the COREMA of the Seventh Region of Chile approved an environmental impact study for the construction of a new pipeline for the Constitución Mill, which commenced operations in February 2007. The Constitución Mill is equipped to produce elementary chlorine-free pulp.

Licancel Mill. We acquired the Licancel Mill in September 1999. It is located in Licantén, which is 250 kilometers south of Santiago. The mill has an installed annual production capacity of approximately 140,000 metric tons of eucalyptus kraft pulp and pine bleached and unbleached kraft pulp. The Licancel Mill is equipped to produce elementary chlorine-free pulp.

Beginning in June 2007, our operations at the Licancel Mill became subject to environmental scrutiny by Chilean environmental regulators and the public, which arose in connection with the death of fish in the Mataquito River, approximately 15 kilometers downstream of the mill. As a result, Chilean authorities, including the health authorities and the Superintendencia de Servicios Sanitarios (Sanitary Services Superintendency), required that we suspend activities at the Licancel Mill and that we suspend any further discharges into the river. We estimate that the suspension of operations at the Licancel Mill resulted in a total loss of profits of approximately U.S.$24 million. Several administrative and judicial proceedings have been commenced regarding the events at the Licancel Mill and the death of fish at the Mataquito River. The mill resumed operations during January 2008. For further details in respect of the proceedings related to the 2007 suspension of operations at the Licancel Mill, see “Item 8. Financial Information—Legal Proceedings.”

In 2007, we invested U.S.$8 million in a new effluent treatment system for the Licancel Mill. However, we can offer no assurance that the Licancel Mill will be able to operate without further interruptions. Any future suspension of operations at the Licancel Mill may adversely affect our business, financial condition, results of operations and cash flows. See “Item 3. Environmental concerns led us to suspend our operations at the Licancel Mill, which adversely affected our business, financial condition, results of operations and cash flows” and “Item 8. Financial Information- Legal Proceedings.”

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

The Valdivia Mill has been subject to legal and administrative proceedings by the Chilean environmental regulators. Primarily, it has been alleged that the Valdivia Mill’s operations impacted the nearby Carlos Anwandter Nature Sanctuary and contributed to the migration and death of black-neck swans in an area downstream from the mill on the Cruces River. For a discussion of the administrative and litigation proceedings in which we have been involved as a result of our operations at the Valdivia Mill, see “Item 8. Financial Information—Legal Proceedings.”

On June 16, 2009, we submitted to the COREMA a request to increase our production at the Valdivia Mill by 20% from 550,000 metric tons to 660,000 metric tons per year, which request was rejected on July 20, 2009. Consequently, on May 28, 2010, we presented an environmental impact declaration to the COREMA pursuant to which we repeated our request to increase the production of the Valdivia Mill from 550,000 metric tons to 660,000 metric tons per year. As of the date of this annual report, this environmental impact declaration remains under the review of the COREMA.

Nueva Aldea Mill. Located in the Eighth Region of Chile, this mill was completed in 2006 and currently has a production capacity of 1,027,000 metric tons per year, half of which is for the production of pine bleached kraft pulp and the other half of which is for the production of eucalyptus bleached kraft pulp. The Nueva Aldea Mill is equipped to produce elementary chlorine-free pulp.

On February 20, 2006, the COREMA of the Eighth Region of Chile approved the environmental impact study for the construction and operation of the Nueva Aldea Mill Pipeline, which will permit the mill to discharge certain liquid effluents into the ocean. The Nueva Aldea Mill Pipeline commenced its operations in the first quarter of 2010. However, as result of damages to the pipeline caused by the earthquake that occurred in Chile on February 27, 2010, we decided to temporarily suspend our use of the pipeline. As a result, the Nueva Aldea Mill is currently discharging its effluents in the same place in which the mill’s wastewaters were discharged prior to our use of the pipeline.

On February 9, 2009, COREMA approved our request to increase the Nueva Aldea Mill’s production to 20% above the previously authorized level, which was 856,000 metric tons per year. The COREMA determined that it was not necessary for us to present an environmental impact study in connection with our request for increased production. As a result, our total annual authorized production capacity has been increased to 1,030,000 metric tons. Furthermore, on October 7, 2009 we presented an environmental impact declaration requesting an additional increase in the production capacity of the Nueva Aldea Mill from 1,030,000 metric tons to 1,200,000 metric tons per year. The COREMA approved this request on February 4, 2010. As of the date of this annual report, plans to carry out this increase in production capacity are underway.

Argentina

Alto Paraná Mill. Alto Paraná’s softwood pulp mill is located in the Province of Misiones, a region whose soil and climate are favorable for the rapid growth of pine trees. The Alto Paraná Mill is the only bleached softwood kraft market pulp facility in Argentina. The mill has an installed annual production capacity of approximately 350,000 tons of pulp, of which approximately 68% is bleached softwood pulp, currently representing almost all of the total bleached softwood pulp production capacity in Argentina, and approximately 32% is fluff pulp.

Production Costs

Based on information published by Resource Information Systems, Inc., our cash costs for softwood pulp production are significantly lower than the average costs of market pulp producers in Canada, the United States and Scandinavia, particularly with respect to timber and energy costs. While our modern facilities result in depreciation exceeding some of such Northern Hemisphere producers, our costs are still significantly lower than the average costs of our Northern Hemisphere competitors, on a total delivered cost basis. The following table compares our costs for the production of bleached softwood kraft market pulp to the average costs of market pulp producers in selected regions in the Northern Hemisphere for the year ended December 31, 2009.

	Bleached Softwood Kraft Pulp Producers’ Cost
	Arauco	British Columbia Coast	British Columbia Interior	United States South	Sweden	Finland
	(in U.S.$ per metric ton for the year ended December 31, 2009)
Wood	155	182	133	152	264	288
Total chemicals	70	63	60	89	53	64
Labor	47	70	65	41	40	48
Others(1)	31	173	152	133	75	65

Total cash cost	303	488	419	415	432	465
Depreciation	35	48	28	65	58	85

Total mill cost	338	536	447	480	490	550
Transportation(2)	89	64	93	65	31	40

Total delivered cost	427	600	540	545	521	590

(1)	Includes energy, materials and other production costs.

(2)	Delivered in Northern Europe.

Source: Resource Information Systems, Inc. World Pulp Annual Historical Data, December 2009, except Arauco information, which is furnished by Arauco.

Sales

The total production of bleached kraft market pulp in the global market during the year ended December 31, 2009 was approximately 51.5 million metric tons. Based on information published by Resource Information Systems, Inc., we believe that our production represented 5.0% of this market in 2009. During the year ended December 31, 2009, we sold approximately 95.1% of our bleached pulp in our export markets, principally to customers in Asia and Western Europe.

Integrated manufacturers dominate the world production of unbleached softwood pulp, which leaves non-integrated companies that sell market pulp, like us, with only a small percentage of total production. “Market pulp” is pulp sold to manufacturers of paper products, as opposed to pulp produced by an integrated paper producer for use in its paper production facilities. With a total world production of unbleached softwood kraft pulp of 2.3 million metric tons for 2009, according to Resource Information Systems, Inc., our Constitución Mill was the world’s largest single producer of unbleached softwood market pulp, with 15.7% of the total market in 2009. During the year ended December 31, 2009, approximately 93.6% of our total unbleached market pulp sales consisted of export sales. While for the last five years Asia has been our principal export market for unbleached market pulp, we continually seek niche markets for our products in Western Europe and the United States. Historically, our sales in the Chilean market have been less than 4.0% of our total unbleached pulp sales revenue.

The following table sets forth, by region, the sales volumes of bleached and unbleached pulp for the years indicated.

	Year ended December 31,
	2008	2009
	(in metric tons)
Bleached Pulp
North and South America	364,231	333,781
Europe	671,062	484,406
Asia	1,335,029	1,865,318
Other	40,467	23,962

Total	2,410,789	2,707,467

Unbleached Pulp
North and South America	56,673	51,012
Europe	25,590	13,931
Asia	225,542	344,941
Other	0	0

Total	307,805	409,884

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

Prices for bleached softwood kraft market pulp produced from radiata pine generally fluctuate depending on prevailing world prices, which historically have been cyclical. The fluctuations generally depend on worldwide demand, world production capacity, business strategies adopted by major forestry, pulp and paper producers and the availability of substitutes. See “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Conditions, Results of Operations and Cash Flows—Overview” and “—Prices.”

The following table sets forth our average bleached and unbleached pine pulp prices per metric ton at the indicated dates, for the years indicated.

	2008	2009
	(U.S.$ per metric ton)
Bleached Pulp
March 31	727	446
June 30	738	486
September 30	675	556
December 31	472	637

Unbleached Pulp
March 31	572	392
June 30	577	416
September 30	551	552
December 31	452	598

In accordance with customary pulp market practice, we do not have long-term sales contracts with our customers (except for in a few limited cases); rather we maintain long-standing relationships with our customers with whom we periodically reach agreements on specific volumes and prices. We have a diversified customer base located throughout the world and totaling, as of December 31, 2009, more than 40 clients. As of December 31, 2009, we employed more than 15 sales agents to represent us in more than 30 countries. We manage this worldwide sales network from our headquarters in Chile.

Plywood and Fiberboard Panels

Our panel products consist of plywood and fiberboard panels. At December 31, 2009, we owned two plywood mills and one HB-MDF mill in Chile, one MDF mill and one PBO mill in Argentina, and one MDF mill, one PBO mill and one MDF-PBO mill in Brazil. For the year ended December 31, 2009, sales of panels were U.S.$832.2 million, representing 26.7% of our total sales revenues.

Exports, which include sales to countries other than Chile, Argentina and Brazil, accounted for 54.4% of our total sales revenues of plywood and fiberboard panels for the year ended December 31, 2009. We sell plywood and fiberboard panels primarily to customers in North America, Europe, Brazil, Chile, Argentina and other countries in Latin America.

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

On October 31, 2005, we acquired from Louis Dreyfus S.A.S. 100% of the stock of Ecoboard S.A.I.F. and Louis Dreyfus S.A.I.F. in Argentina and, indirectly as a result of that purchase, 100% of the stock of CAIF S.A. and LD Manufacturing S.A. and 60% of the stock of Flooring S.A. As a result of these acquisitions, we own a particleboard mill with installed annual production capacity of approximately 260,000 cubic meters, a chemical plant that produces resins used for the production of wood panels, and an MDF and particleboard-based wood floor mill with installed annual production capacity of approximately two million square meters. We paid an aggregate purchase price of approximately U.S.$55.0 million for this acquisition.As discussed in “Item 4. Description of Business—History”, we have expanded our panel production capacity in Brazil. On August 26, 2009, we acquired Tafisa Brasil. Tafisa Brasil’s primary asset is a panel production facility, located in Pien, Brazil, which produces both MDF and particleboard and has an annual total installed capacity of 640,000 cubic meters.

The following table sets forth, by category, our plywood and fiberboard panel sales to unaffiliated third parties for each of the years indicated.

	Year ended December 31,
	2005	2006	2007	2008	2009
	(in thousands of cubic meters)
Total plywood and fiberboard panels	2,046	2,397	2,455	2,353	2,630

Chile

Trupán-Cholguán Mill. This mill has an installed annual production capacity of approximately 580,000 cubic meters of panels. It has three production lines, one produces hardboard with a capacity of 60,000 cubic meters and the other two lines produce MDF with a production capacity of 170.000 and 350.000 cubic meters, respectively.

Arauco Mill. This mill has an installed annual production capacity of approximately 355,000 cubic meters of plywood panels. It has two production lines with respective production capacities of 140,000 and 215,000 cubic meters.

Nueva Aldea Mill. This mill has an installed annual production capacity of approximately 450,000 cubic meters of plywood panels distributed between two lines, each with a production capacity of 225,000 cubic meters.

Argentina

Piray Mill. This mill has an installed annual production capacity of approximately 305,000 cubic meters of panels and produces MDF.

Zárate Mill. This mill has an installed annual production capacity of approximately 260,000 cubic meters of panels and produces PBO.

Brazil

Jaguariaiva Mill. This mill has an installed annual production capacity of approximately 325,000 cubic meters of panels and produces MDF.

Curitiba Mill. This mill has an installed annual production capacity of approximately 270,000 cubic meters of panels and produces PBO.

Pien Mill. This mill has an installed annual production capacity of approximately 640,000 cubic meters of panels distributed in two production lines with a production capacity of 380,000 cubic meters of MDF and 260,000 cubic meters of PBO.

Wood Products

Our wood products consist of sawn timber (green, kiln-dried lumber and flitches) and remanufactured wood products. For the year ended December 31, 2009, revenue from sales of wood products was U.S.$493.9 million, representing 15.9% of our total sales revenues for the period.

The following table sets forth, by category, our wood products sales to unaffiliated third parties for each of the periods indicated:

	Year ended December 31,
	2005	2006	2007	2008	2009
	(in thousands of cubic meters)
Sawn timber	2,425	2,512	2,650	2,522	1,952
Remanufactured wood products	360	430	389	348	279

Aserraderos Arauco S.A. was established in 1993 to centralize management and control production in our sawmill and remanufacturing operations. Our sawmills and remanufacturing facilities in Chile are currently operated by independent contractors that are paid sawing service fees calculated on a fixed and variable basis depending on productivity, with price renegotiations in the event of material changes in costs or productivity. Each of our 12 independent contractors operates exclusively for us and only with respect to one sawmill or remanufacturing facility. We believe that our arrangements with independent contractors provide us with greater flexibility and efficiency than performing such activities on our own. We operate our sawmills and remanufacturing facilities in Argentina.

As of December 31, 2009, we had 10 sawmills in operation, eight in Chile and two in Argentina, with aggregate installed annual processing capacity of approximately 5.38 million cubic meters of sawlogs and an aggregate installed annual production capacity of approximately 2.82 million cubic meters of lumber. Contractors that are not related to us or to each other operate our eight sawmills in Chile. We operate our sawmills in coordination with our forestry and sales operations, since our sawn timber is generally produced in accordance with customer specifications. All of our sawmills are located near our pine plantations.

As of December 31, 2009, we also own seven remanufacturing facilities, six in Chile and one in Argentina, that reprocess sawn timber into remanufactured wood products, such as moldings, jams and pre-cut pieces that end users require for doors, furniture and door and window frames. These facilities produced 289,000 cubic meters of remanufactured wood products in 2009.

During 2008, the decrease in demand of sawn timber products, due primarily to the credit crisis and the continued downturn in the real estate market in the United States, resulted in our decision to close the following facilities (indicating the date of closure and the annual lumber production capacity of each facility):

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

In November 2009 production at the Horcones II sawmill was suspended. However, due to favorable market conditions and in order to restore jobs in a region that was seriously affected by the earthquake, Horcones II resumed operations June 2010 with an annual production capacity of 174,000 cubic meters.

The following is a brief description of our sawmills and remanufacturing facilities and their production capacity, as of December 31, 2009.

Chile

Cholguán Sawmill and Remanufacturing Facilities 1 and 2. This sawmill was acquired in March 2000 and has installed annual production capacity of approximately 330,000 cubic meters of lumber, as well as drying kiln facilities and two remanufacturing facilities with installed annual production capacity of approximately 70,000 cubic meters of remanufactured wood products. The Cholguán sawmill also has a special facility for making laminating beams with installed annual production capacity of approximately 11,200 cubic meters and drying facilities with installed annual production capacity of approximately 252,000 cubic meters.

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

Horcones I Sawmill and Remanufacturing Facility. This sawmill has installed annual production capacity of approximately 360,000 cubic meters of lumber. It also has drying kilns with installed annual production capacity of approximately 412,000 cubic meters and a remanufacturing facility with installed annual production capacity of approximately 136,000 cubic meters of remanufactured wood products.

Horcones II Sawmill (reopened in 2010). This sawmill was closed in November 2009 due to unfavorable market conditions, however it resumed operations in June 2010 with an annual production capacity of approximately 174,000 cubic meters of lumber.

Nueva Aldea Sawmill. This sawmill has installed annual production capacity of approximately 430,000 cubic meters of sawn timber. It is also equipped with drying kilns with installed annual production capacity of approximately 355,000 cubic meters.

Valdivia Sawmill and Remanufacturing Facility. This sawmill has installed annual production capacity of approximately 340,000 cubic meters of lumber. It also has drying facilities with installed annual production capacity of approximately 345,000 cubic meters and a remanufacturing facility with installed annual production capacity of approximately 72,000 cubic meters of remanufactured wood products.

Viñales Sawmill and Remanufacturing Facility. This sawmill has installed annual production capacity of approximately 360,000 cubic meters of lumber. It is also equipped with drying kilns with installed annual production capacity of approximately 231,000 cubic meters and a remanufacturing facility with installed annual production capacity of approximately 120,000 cubic meters of remanufactured wood products.

Mutrún Sawmill (closed in 2010). This sawmill had installed annual production capacity of approximately 130,000 cubic meters of lumber. It was equipped with drying kilns with installed annual production capacity of approximately 90,000 cubic meters. In February 2010, the Mutrún Sawmill was severely damaged by the earthquake and tsunami in Chile, and was closed indefinitely.

Lomas Coloradas Remanufacturing Facility (temporarily closed). This remanufacturing facility has a production capacity of 36,000 cubic meters per year and was temporarily closed in 2008 as a result of the negative impact that the housing market crisis in the United States had on our wood division.

Argentina

Bosetti Sawmill. Alto Paraná S.A. acquired this sawmill in 2004 as part of its purchase of the forestry assets of Pecom Energía S.A. in Argentina. This mill has installed annual production capacity of approximately 150,000 cubic meters of lumber. It also has drying facilities with installed annual production capacity of approximately 180,000 cubic meters.

Piray Sawmill and Remanufacturing Facility. This sawmill, previously known as the Misiones Sawmill, was completed in 2000. It has installed annual production capacity of approximately 320,000 cubic meters of lumber. It is also equipped with drying kilns with installed annual production capacity of approximately 320,000 cubic meters and a remanufacturing facility with installed annual production capacity of approximately 65,000 cubic meters of remanufactured wood products.

Forestry Products

Our forestry products are sawlogs, pulplogs, posts and chips. As a result of our forest management policies and the increasing maturity of our plantations, our plantations are yielding increasing volumes of forestry products, particularly clear wood. As the volume of clear wood has grown, we have broadened our range of forestry products. For the year ended December 31, 2009, sales of forestry products were U.S.$89.5 million, representing 2.9% of our sales revenues for such year.

The following table sets forth, by category, forestry product sales to unaffiliated third parties for each of the years indicated.

	Year ended December 31,
	2005	2006	2007	2008	2009
	(in thousands of cubic meters)
Sawlogs	1,457	1,474	1,562	1,745	1,221
Pulplogs	254	239	149	457	308
Posts	88	34	4	15	18
Chips	109	178	150	96	0

Sustainable Development

In June 2007, we registered three electricity co-generation power plants as projects of the Clean Development Mechanism (CDM) within the Kyoto Protocol. The three power plants, located in Trupán, Nueva Aldea (first phase) and Nueva Aldea (second phase), generate electricity through forestry biomass (meaning forestry and wood industrial sub-products, including the renewable resource called “black liquor”), which is a renewable resource, and replace fossil fuel energy from the electricity grid. In connection with the CDM in June 2007, we sold 482,129 Certified Emission Reductions (CERs or “carbon credits”). With this issuance, we became the first Chilean forestry company to issue CERs through the CDM of the Kyoto Protocol. The following table presents the total amount of CERs sold by Arauco for each of the years indicated.

	Year ended December 31,
	2007	2008	2009
	(in tons of CERs)
CERs sold	482,129	255,592	333,067

In May 2008, we approved the construction of a new biomass cogeneration plant with a capacity of 25 Megawatts and a power boiler with a capacity of 210 tons per hour of steam in the Horcones complex. We anticipate the plant and boiler will commence operations in the second half of 2010. This operation will represent an investment of approximately U.S.$70 million. We expect that this operation will contribute 24 Megawatts per year of additional power to the Chilean Central Interconnected System (SIC), which distributes electrical power throughout the Central and Southern Regions of Chile. We expect to register this new biomass power plant as a CDM project during 2010.

In January 2009, we announced plans to complete a Carbon Footprint Assessment (CFA) in order to determine the amount of carbon dioxide stored in our wood products and, to calculate the carbon dioxide emissions resulting from our plantation business. The results of the assessment were obtained in July 2009.

In April 2009, we successfully registered a fourth CDM project: the Valdivia biomass power plant.

Competition

We experience substantial worldwide competition in each of our geographical markets and in each of our product lines.

Pulp

In general, our competitors in the pulp market vary depending on the geographical region and variety of pulp involved. CMPC Celulosa S.A. and Fibria Cellulose S.A. are our main competitors in most geographical regions. While Fibria produces hardwood pulp only, CMPC produces both softwood and hardwood pulp. In Asia, we also face competition from Canadian, Brazilian, Russian and Indonesian producers. In Europe, we also face competition from Brazilian, Scandinavian and American producers. Our main competitors with respect to unbleached softwood pulp are from Canada and Russia.

Plywood and fiberboard panels

Arauco’s principal competitors in the plywood markets are located in the United States, Finland and Russia. In some regions, Arauco also competes with hardwood plywood produced in China, Africa and other regions of the world.

Arauco’s main competitors in the MDF market are: in Latin America, Duratex S.A., Masisa S.A. and other large South American producers; in North America, local producers such as Flakeboard Company Limited and Roseburg Forest Products Co.; in Asia, producers from Malaysia and China, and in the Middle East, European producers.

For sales of PBO, we focus on the Latin American market, where we compete with Duratex S.A., Masisa S.A., Berneck S.A. and Fibraplac S.A.

Wood Products

For remanufactured wood products, our main competitors are located in Chile, Brazil, and the United States. For sawn timber, our main competitors are located in Europe, New Zealand, Canada, and Chile. Arauco believes that its operating efficiencies, competitive logistics costs, ability to serve customers with multiple specifications, geographical presence in thirty eight countries and the versatility of its radiata and taeda pine allow it to compete effectively in the world market for wood products.

Transportation, Storage and Distribution

To remain competitive worldwide, we ship our products to various distribution centers around the world from which final delivery to the customer is made. Historically, we and other Chilean forestry products producers have coordinated our transportation requirements to achieve larger lots to fill specially designed forestry products ships and thus obtain competitive freight rates.

The following are the principal Chilean ports that we use, each of which are operational as of the date of this annual report:

•

Coronel. A private port located between Concepción and the Arauco Mill, which we constructed as a member of a consortium with five other companies and in which we have an equity interest of 50%. We shipped approximately 27.2% of our aggregate export volume through this port in 2009;

•	Lirquén. A private port in Concepción in which we have an equity interest of 20.1% and through which we shipped approximately 36.5% of our aggregate export volume during 2009; and

•	San Vicente and Talcahuano. State-owned ports near the city of Concepción through which we shipped approximately 36.3% of our aggregate export volume during 2009.

The ports we use in Chile are approximately 55 kilometers from the Arauco Mill, 330 kilometers from the Constitución Mill, 390 kilometers from the Licancel Mill, 100 kilometers from the Nueva Aldea Mill, and 410 kilometers from the Valdivia Mill. We do not own pulp storage warehouses in any of these ports.

We ship pulp to various ports in Europe, North and South America and Asia and, as is customary in the pulp industry, we store some stock in those ports. We use 11 foreign ports that have warehouse facilities available, and standard storage terms provide that we are entitled to a certain period of storage free of charge. We seek to ensure that it does not exceed the free storage period for each shipment. At December 31, 2009, we had approximately 94,594 air dry metric tons of pulp in storage in warehouses at foreign ports.

We believe that our shipping costs are comparable to those of our international competitors, notwithstanding Chile’s greater distance from Europe, because of the proximity of our plantations and mills to the Pacific coast and the economies of scale we achieve through the volume of our exports.

In Argentina, timely and competitively priced delivery of finished products to our customers is an important factor in our ability to compete effectively, and we ship most orders either by truck or railway almost immediately after they are produced.

In Brazil, our efficient distribution system, which delivers finished products to almost two thousand customers in over 250 cities, many of which are separated by long distances, is a key component to our competitiveness.

Description of Property

Our principal properties consist of land and production plants and facilities, the majority of which are located in Chile. At December 31, 2009, we owned approximately 1,099,846 hectares of land in Chile, over 735,824 hectares of which consist of forest plantations, and 637,910 hectares of land in Argentina, Brazil and Uruguay, of which 320,809 consist of forest plantations. In addition, at December 31, 2009, we owned various plants and facilities, including five pulp mills, three panel mills, eight sawmills and six remanufacturing facilities in Chile; one pulp mill, two sawmills, one MDF mill, one PBO mill and one remanufacturing facility in Argentina; and one MDF mill, one PBO mill and one MDF-PBO mill in Brazil. In Brazil, the Arapoti sawmill was closed on March 31, 2008. In Chile, the Lomas Coloradas sawmill, the Coronel sawmill and the Coelemu sawmill were closed in 2008. In 2009 Horcones II was temporarily closed, with operations restarting in June 2010. In February 2010, the Mutrún sawmill was severely damaged as a result of the earthquake and is closed indefinitely.

Insurance

Consistent with industry practice, we maintain fire insurance coverage for all our Chilean forest holdings and nurseries but do not insure against pests or disease. Depending on the age of the trees affected, our insurance covers timber loss, either at replacement cost or commercial value. In Argentina we maintain fire insurance for 8,520 hectares of timber assets located in the Campana region, near Buenos Aires. For the rest of our Argentine operations we do not maintain fire insurance for our timber assets because we believe that the risk of damage from fire is low because Argentina receives significant amounts of rainfall, particularly during the summer months. We do not carry fire insurance for our forests in Brazil because the risk of damage from fire does not justify the costs of carrying insurance.

We also carry insurance, consistent with industry practice, covering our production plants, facilities and equipment. This insurance provides coverage, in the event of fire, explosion, machinery breakdown or natural disaster, which includes earthquakes and tsunamis. The insurance covers up to an amount of U.S.$650 million, which includes physical damage and 12 months of business interruption (18 months in the case of a boiler explosion in our pulp mills), with a deductible of U.S.$3.3 million for asset damage and 21 days for business interruption. All of our insurance policies covering our forest holdings and production plants, facilities and equipment in Chile are carried by the RSA group, Mapfre S.A., Chartis S.A. and Ace Group.

The forestry insurance is carried by the RSA Group and Penta Security Compañía de Seguros SA. Our insurance policies for facilities and equipment in Argentina are carried by the RSA Group, Mapfre S.A., Ace Group,

La Meridional (part of American International Group, Inc.) and the Zürich Financial Services Group, and these policies cover damage resulting from fire. Our MDF and particleboard mills in Brazil are insured by Itaú XL Seguros Corporativos and Allianz Seguros S.A., and these policies cover fire, explosions, electrical damage, equipment damage and loss of profit.

CAPITAL EXPENDITURES

To utilize our increasing volume of forest production, we have added to, expanded and modernized our processing facilities. In 2009, aggregate capital expenditures were U.S.$362.7 million, consisting primarily of U.S.$95.2 million in acquisitions of biological assets, U.S.$212.2 million in internal projects within our existing mills, U.S.$32.0 million in the construction of a new biomass cogeneration plant in the Horcones Complex, U.S.$5.9 million in the construction of the Nueva Aldea Pipeline and U.S.$17.4 million in the installation of a new biomass cogeneration power plant in the Viñales sawmill. In August 2009 Arauco acquired Tafisa Brasil, an investment of U.S.$167.0 million (calculated as of the December 2009 Brazil real-U.S. Dollar exchange rate). In October 2009, through a joint venture with Stora Enso, Arauco acquired forest assets in Uruguay. The aggregate value of the assets acquired as a result of this transaction was U.S.$335 million, of which Arauco paid 50% (or approximately U.S.$167.5 million).

These capital expenditures represent amounts accrued for purposes of our audited consolidated financial statements and do not necessarily represent the cash cost of capital expenditures in 2009.

For the year ending December 31, 2010, we have planned capital expenditures of approximately U.S.$650.0 million, which principally include U.S$102.4 million in acquisitions of biological assets, U.S.$289.2 million in internal projects within our existing mills, an additional U.S.$49.6 million for the biomass cogeneration power plant in the Viñales sawmill, U.S.$58.8 million in increased production capacity at the Nueva Aldea Mill and approximately U.S.$100.0 million for property and assets damaged by the earthquake that occurred in Chile on February 27, 2010 (which amount is almost completely covered by insurance).

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

On January 26, 2010, Law No 20,417 was published in the Official Gazette. This new law replaces the existing CONAMA and COREMA with a new set of public institutions: the Ministry of the Environment (aimed at developing national environmental policy), the Service of Environmental Evaluation (in charge of administering the environmental assessment system) and the Superintendency of Environment (in charge of supervising and auditing environmental compliance). The creation, functioning and attributes of these new institutions are subject to the publication of administrative decrees by the President of Chile, which have been sent to the Comptroller General of Chile for review in accordance with Chilean law. Nevertheless, certain provisions of the Law No 20,417 are already in force, including minor procedural modifications to the Environmental Impact Evaluation System (“SEIA”), such as the requirement that local authorities opine on the compatibility of projects or activities submitted to the SEIA with local territorial ordinances and/or plans and the prohibition against dividing up projects for the purpose of avoiding mandatory submission to the SEIA, among others. These decrees are expected to be published and to become effective by the end of 2010.

We recently faced, and continue to face, certain environmental proceedings in connection with certain of our pulp mills. For a description of these proceedings, see “Item 8. Financial Information Litigation Proceedings.”

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

Forestry Regulation

Chile

The management and exploitation of forests in Chile is regulated by the Forests Law of 1931, as amended, and Decree-Law No. 701 of 1974, as amended. The Forests Law and Decree-Law No. 701 impose a variety of restrictions on the management and exploitation of forests. Forestry activities, including thinning, on land that is designated as preferably suited for forests or that has natural or planted forests, are subject to management plans that require the approval of the CONAF (National Forest Service). In addition, the Forests Law and Decree-Law No. 701 impose certain standards for the prevention of forest fires, as well as fines for the harvesting or destruction of trees and shrubs in violation of the terms of a forest management plan. We believe that we are in material compliance with the Forests Law and Decree-Law No. 701.

Law No. 20,283, published in the Official Gazette on July 30, 2008, provides a new policy for the management and conservation of native tree forests and forest development. Its purposes are the protection, recovery and improvement of native forests in order to guarantee both forest sustainability and environmental policy. This law establishes a fund for the conservation and sustainable management of native forests. According to the new law, owners of native forests are able to exploit them so long as they have a “management plan” approved by the National Forestry Corporation. Depending on the owner’s approved plan, as well as other factors, the subsidy provided by the fund may vary between U.S.$200 and U.S.$400 per hectare. The law also prohibits the harvesting of native trees in certain areas and under certain conditions. Management believes that this law will not have a material effect on our business. In compliance with applicable regulations, we have adopted environmentally sensitive policies towards our holdings of native forests, which are protected and preserved in their entirety. Our products come from established plantations only; we do not sell any products derived from our native forests. Arauco’s forestry operations adhere to our international control systems, which are all in accordance with current legislative and environmental sustainability standards. Certain of our subsidiaries have received various environmental certifications as of the date of this annual report. See Item 4. “Description of Business—Forestry Activity”.

All of our forest activities are ISO 14001 certified since 2001. During 2003, we obtained CERTFOR Forest Management Certification in Chile. In 2004, PEFC (the Programme for the Endorsement of Forest Certification) undertook its first audit of our operations and confirmed that we complied with international PEFC requirements. See “Item 4. Information on the Company—Description of Business—Forestry Activity.”

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

In 2009, Arauco began the pre-assessment process for FSC (Forest Stewardship Council) forest management certification. This pre-evaluation allowed us to identify the Company’s position regarding FSC principles and criteria, allowing it to better prepare for the FSC’s official assessment. This pre-assessment process covered all of Arauco’s forest operations in Chile and was conducted by Woodmark, a Soil Association certification body.

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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION, RESULTS OF OPERATIONS AND CASH FLOWS

The following discussion is based on and should be read in conjunction with our audited consolidated financial statements and the notes thereto, included elsewhere in this annual report. Our consolidated financial statements are prepared in U.S. dollars in accordance with IFRS.

Overview

We derive our sales revenue from the sale of bleached and unbleached pulp, forestry products, such as sawlogs and pulplogs, plywood and fiberboard panels and wood products, such as sawn timber and remanufactured wood products. For the year ended December 31, 2009, export sales constituted approximately 76.2% of our total sales revenue. Sales of pulp constitute the single largest component of our sales revenue. As with many commodities, pulp is subject to significant cyclical price fluctuations determined by global supply and demand. Accordingly, our sales revenue is subject to cyclical fluctuations. World prices for forestry and wood products, which are also generally viewed as commodities, fluctuate significantly.

Although prices tend to have the most significant effect on our results of operations, sales volume and product mix, costs and exchange rate fluctuations also can have a substantial impact on our results.

Our business , results of operations and cash flows depend, to a large extent, on the level of economic activity, on government and foreign exchange policies and on political and economic developments in our principal export markets. In 2009, we exported our products to Asia, to North, Central and South America, to Europe and, to a lesser extent, to Africa and the Middle East. In 2009, approximately 94.9% of our total pulp sales and approximately 60.4% of our total forestry, wood products and panel product sales were attributable to exports, principally to customers in the Americas, Asia and Western Europe. Our business, earnings and prospects may be materially and adversely affected by developments in these export markets with respect to inflation, interest rates, currency fluctuations, protectionism, government subsidies, price and wage controls, exchange control regulations, taxation, expropriation or social instability, as well as by political, economic or diplomatic developments.

At December 31, 2009, approximately 76.6% of our property, plant, equipment and forest assets were located in Chile, approximately 11.7% were located in Argentina and approximately 11.7% were located in Brazil. In 2009, approximately 80.1% of our consolidated sales revenue was derived from our operations in Chile, approximately 11.6% of our consolidated sales revenue was derived from our operations in Argentina, and approximately 8.3% of our consolidated sales revenue was derived from our operations in Brazil. Accordingly, our financial condition, results of operations and cash flows depend, to a significant degree, upon economic conditions in Chile, Argentina and Brazil.

Despite growth in the 1980s and 1990s, the Chilean economy has remained smaller than that of certain other Latin American countries. In 2004, GDP growth was stronger than previous years, reaching 6.07% and 5.67% in 2005. The GDP grew at a slower rate in subsequent years (4.6% in 2006, 4.6% in 2007 and 3.7% in 2008). In 2009, the Chilean GDP contracted 1.5%, mainly due to the global financial crisis.

From late 1998 to 2002, the Argentine economy went through an economic recession marked by reduced levels of consumption and investment and an elevated unemployment rate. Argentine GDP decreased by 0.8% in 2000, 4.0% in 2001 and 10.9% in 2002. In December 2001, amid public demonstrations and the resignation of the Argentine president, Argentina declared a suspension on payment of its foreign debt. In early 2002, the government released the Argentine peso from its one-to-one peg to the dollar and allowed the exchange rate to float, resulting in a 49.6% devaluation of the Argentine peso from January 1, 2002 to December 31, 2002. From 2003 to 2008, economic indicators showed signs of recovery, and the Argentine GDP increased by 8.8% in 2003, 9.0% in 2004, 9.2% in 2005, 8.5% in 2006, 8.7% in 2007. In 2008 the Argentine economy growth slowed to 6.8%. Due to the global financial crisis, Argentina’s GDP grew by only 0.9% in 2009. The future economic, social and political developments in Argentina, over which we have no control, could impair Alto Paraná’s business, financial condition or results of operations.

Brazil’s GDP decreased by an estimated 0.2% in real terms in 2009, compared to a growth rate of 4.8% in 2008 and 5.4% in 2007. This decrease is mainly explained by the financial crisis. Analyzing the previous years, the GDP decreased 0.5% in 2003, mainly due to uncertainty regarding the election process and new economic policies to be implemented by the newly elected government of President Luis Ignacio Lula da Silva. The Brazilian real/U.S. dollar exchange rate also experienced turbulence in that period. During 2001, the Brazilian real declined in value by 18.7% against the U.S. dollar, and in 2002, it further devalued by 52.3%, closing at R$3.5333/U.S.$1.00 on December 31, 2002. These changes were attributable primarily to uncertainties regarding the ongoing presidential election process. Those concerns dissipated during 2003, resulting in an appreciation of the Brazilian real by 18.2% against the U.S. dollar in that year. During 2004, the Brazilian real continued to recover against the U.S. dollar, with an 8.8% appreciation. The Brazilian real appreciated 20.7% in 2007. In 2008 and 2009, the real depreciated against the dollar by 32.2% and 34.2% respectively.

The global financial crisis has severely impacted the global paper industry, and current global economic conditions have resulted in a decrease in demand for forest products in all markets, including Latin America. Our financial condition, results of operations and cash flows could be materially and adversely affected if the global economic conditions continue to deteriorate. Future developments in the Chilean, Argentine and Brazilian economies may impair our ability to proceed with our strategic plan or our business, financial condition or results of operations. Our financial condition, results of operations and cash flows could also be materially and adversely affected by changes in political, economic, regulatory or other policies of the Chilean, Argentine and Brazilian governments, which have exercised and continue to exercise substantial influence over many aspects of the private sector in these countries, or other political or economic developments in Chile, Argentina and Brazil, as well as regulatory changes or administrative practices of Chilean authorities, over which we have no control.

Valdivia Mill Closure

Our operations at the Valdivia Mill, an industrial development in the Province of Valdivia in the Fourteenth Region of Chile (which was previously part of the Tenth Region of Chile), have been subject to continued environmental scrutiny by Chilean environmental regulators and the Chilean public since the mill began its operations in 2004. A variety of concerns and claims have been raised regarding potential environmental impacts in the area. Primarily, it was alleged that the mill’s operations impacted the nearby Carlos Anwandter Nature Sanctuary and contributed to the migration and death of black-neck swans living in the area. In connection with an environmental administrative proceeding, environmental regulators required us to temporarily suspend operations at the Valdivia Mill for approximately one month in January 2005. We resumed operations at the mill on February 18, 2005.

On June 8, 2005, we voluntarily suspended operations at the Valdivia Mill, until certain technical and legal conditions could be clarified with the applicable regulatory authorities. We estimate this voluntary suspension resulted in a loss of sales of approximately U.S.$1.0 million per day and a loss of profits of approximately U.S.$250,000 per day. Pursuant to the decision of our board of directors, based on certain clarifications provided by the Environmental Regional Commission (Comisión Regional del Medio Ambiente), or COREMA, of the Tenth Region of Chile, the mill resumed operations on August 12, 2005 at 80% of its authorized production capacity, after 64 days of suspended operations. In order to achieve the full production capacity authorized by applicable permits, the mill had to fulfill certain new requirements established by the COREMA. On January 18, 2008, the COREMA authorized the Valdivia Mill to return to its annual authorized production capacity of 550,000 metric tons. The mill gradually increased its production over a four-month period starting in March 2008 and reached full capacity in June 2008. The suspension of operations at the Valdivia Mill adversely affected our business, financial condition, results of operations and cash flows. Any future suspension of operations at the Valdivia Mill or at any other of our significant operating plants can be expected to have similar adverse effects. We offer no assurance that the Valdivia Mill will be able to operate without further interruption. See “Item 4. Information on the Company—Description of Business—Pulp—Pulp mills—Chile—Valdivia Mill” and “Item 8. Financial Information—Legal Proceedings.”

Licancel Mill Closure

Since June 2007, our operations at the Licancel Mill, a pulp mill located in the Seventh Region of Chile, have been subject to environmental scrutiny by Chilean environmental regulators and the public. On June 5, 2007, in connection with the death of fish in the Mataquito River, approximately 15 kilometers downstream of the mill, we decided to voluntarily suspend our operations in the Licancel Mill as a preventive measure. In addition, Chilean authorities, including the health authorities and the Superintendencia de Servicios Sanitarios (Sanitary Services Superintendency), required that we suspend activities at the Licancel Mill and that we suspend any further discharges into the river. On June 18, 2007, as a result of a pipe leakage in the effluent treatment system currently in place at the Licancel Mill, an estimated 50 cubic meters of effluents reached the Mataquito River. On that same date, we decided to close the mill indefinitely and informed the Sanitary Services Superintendency of the incident. On October 3, 2007, Arauco requested that the health authority (Autoridad Sanitaria) of the Seventh Region of Chile that it remove the suspension of activities at the Licancel mill. On October 22, 2007, the health authority of the Seventh Region of Chile removed the suspension and imposed certain conditions, consisting primarily of the implementation of certain emergency detection and control programs and systems with which Arauco has complied. Furthermore, on November 12, 2007 the Sanitary Services Superintendency removed the suspension regarding the release of discharges by the Licancel mill. The mill resumed operations during January 2008, using the new effluent treatment system in which we invested U.S.$8 million during 2007.

We estimate that the suspension of operations at the Licancel Mill resulted in a total loss of profits of approximately U.S.$24 million. Several administrative and judicial proceedings have been commenced regarding the events at the Licancel Mill and the death of fish at the Mataquito River, including a civil lawsuit instituted by the National Defense Council seeking reparations, damages and indemnification from us for environmental harm allegedly caused by the Licancel Mill, which action was subsequently terminated by agreement of the parties. However, the resolution that approved the agreement and declared the lawsuit terminated was challenged by certain third parties. This action remains under review by the tribunal as of the date of this annual report. We can offer no assurance that the Licancel Mill will be able to operate without further interruptions. Any future suspension of operations at the Licancel Mill may adversely affect our business, financial condition, results of operations and cash flows. See “Item 8. Financial Information—Legal Proceedings” and “Item 4. Information on the Company—Description of Business—Pulp—Pulp mills—Chile—Licancel Mill.”

Prices

In recent years, our sales revenue has been affected by price level volatility in the export market. The prices for each of our pulp, panels, wood and forestry products depend on the markets in which they are sold. While prices are generally similar for a given product on a global basis, regionalized market conditions affect prices in markets such as Asia, Europe and the United States.

The following table sets forth, for the periods indicated, average unit sales prices for our products.

	Year ended December 31,(1)
Product(2)	2008	2009
	(U.S.$ per metric ton)(3)
Pulp
Bleached pulp	670.5	517.4
Unbleached pulp	572.8	497.7

	(U.S.$ per cubic meter)(3)
Wood Products
Sawn timber	183.4	154.7
Remanufactured wood products	708.0	687.6

Panels
Plywood and fiberboard panels	395.6	315.9

Forestry Products
Sawlogs	46.1	37.9
Pulplogs	28.1	33.4
Posts	216.5	208.3

(1)	Calculated as average unit prices for the year based on our internally collected data.
(2)	Each category of product contains different grades and types and the shipping terms vary with the product, as well as the customer.
(3)	We generally quote our prices in U.S. dollars for export sales and in Chilean pesos, Argentine pesos or Brazilian reals for domestic sales.

Pulp Prices

Historically, world pulp prices have been subject to significant fluctuations over relatively short periods of time. Pulp prices mainly depend on worldwide demand, world production capacity, worldwide pulp and paper inventory levels and availability of substitutes, and in general terms, are directly related to global economic growth. All of these factors are beyond our control.

Prices for bleached grades of hardwood pulp, including eucalyptus, generally follow the same cyclical pattern as prices for Norscan Bleached Softwood Kraft market pulp, or NBSK, which is the benchmark for softwood bleached pulp. However, the latter historically has had higher prices mainly due to lower global supply. Moreover, during the last five years, the majority of the added global pulp production capacity has been dedicated to the production of hardwood pulp, particularly eucalyptus pulp.

Prices for unbleached softwood market pulp also follow cyclical patterns related to worldwide demand. Unbleached softwood market pulp represents about 4.3% of the total wood pulp market. The majority of such pulp is sold in Asia, and its price does not necessarily follow the cycle of prices for NBSK or Bleached Eucalyptus Kraft Pulp (“BEKP”).

During 2009, pulp prices for all grades increased with respect to 2008, which was mainly explained by a recovery from the global financial crisis that began during the second half of 2008. This recovery brought as a consequence lower average inventory levels and higher demand for pulp, which are key drivers for price increases.

The market price for NBSK was U.S.$598.69 per ton at December 31, 2005, a 3.6% decrease as compared to December 31, 2004. The price of U.S.$730.0 per ton recorded at December 31, 2006 represented an increase of 21.9% as compared to December 31, 2005. The price for NBSK was U.S.$869.30 at December 31, 2007, which represented an increase of 19.1% when compared to December 31, 2006. The price for NBSK was U.S.$641.51 at December 31, 2008, a 26.2% decrease as compared to December 31, 2007. The price of U.S.$798.77 per ton recorded at December 31, 2009 represented an increase of 24.5% as compared to December 31, 2008.

The market price for BEKP was U.S.$589 per ton at December 31, 2005, which represented a 13.3% increase over the price at December 31, 2004. At December 31, 2006, the price for BEKP was U.S.$671.6 per ton, which represented a 14.0% increase over the price at December 31, 2005. The price for BEKP at December 31,

2007 reached U.S.$775.20, which represented a 15.4% increase over the price at December 31, 2006. At December 31, 2008, the price for BEKP was U.S.$584.54, which represented a 24.6% decrease as compared to December 31, 2007. The price for BEKP at December 31, 2009 reached U.S.$700, which represented a 19.8% increase of over the price at December 31, 2008.

The market price for unbleached kraftwood pulp, or UKP, reached U.S.$460.0 per ton at December 31, 2005, which represented a decrease of 20.0% as compared to the price of December 31, 2004. In 2006, prices increased reaching U.S.$586.9 per ton by December 31, 2006, which represented an increase of 27.5% over the price at December 31, 2005. The price at December 31, 2007 reached U.S.$598.5, which represented a 19.8% increase over the price at December 31, 2006. The price at December 31, 2008 dropped to U.S.$455.76, which represented a decrease of 23.8% as compared to December 31, 2007. The price at December 31, 2009 was U.S.$603.65, which represented a 32.4% increase over the price at December 31, 2008.

Forestry, Wood Product, Plywood and Fiberboard Prices

Over the last five years, the average prices for our forestry and wood products have fluctuated significantly, reflecting the effect on demand of global economic developments.

In spite of strong international growth and demand for wood products in 2005, prices in the U.S. declined during the first three quarters of 2005 due to excess inventories of panel and remanufactured wood products at distributors. This trend affected the average prices for wood products during 2005. By the end of 2005, the average prices for wood products demonstrated signs of recovery. However, the continued weakening of the construction sector in the United States caused a decrease in the price and demand for wood, particularly moldings, during 2006.

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

The fiscal year 2009 was challenging for the panels business due to low demand and a weak dollar. However, Arauco was able to sell all panels production without any plant shutdown despite the decline in demand. This was due to Arauco’s geographic diversification, with sales in over forty countries, and to Arauco’s broad product portfolio.

Prices for our pulp, panel, forestry and wood products may decline in the future. Our results of operations may be materially adversely affected if the prices of our products were to decline from current levels.

Costs

Our major costs of sales are the following:

•	the cost of timber,

•	costs related to harvesting (forestry works),

•	maintenance costs,

•	chemical costs,

•	the cost of sawmill processing,

•	depreciation, and

•	energy and fuel costs.

Our major administrative and selling expenses are wages and salaries, traffic, shipping and freight costs, insurance expenses and commissions.

IAS 41 requires that biological assets, such as standing trees, are shown on the balance sheet at fair value. Our forests are thus accounted for at fair value less estimated point-of sale costs at harvest, considering that the fair value of these assets can be measured reliably.

The recovery of forest plantations is based on discounted cash flow models, which means that the fair value of biological assets is calculated using cash flows from continuing operations discounted on the basis of our sustainable forest management plans and the estimated growth of our forests. This recovery is performed on the basis of each stand identified and for each type of tree species.

These discounted cash flows require estimates in growth, harvest, sales prices and costs. It is therefore important that management make appropriate estimates of future levels and trends for sales and costs, as well as administer regular surveys of the forests to establish the volumes of wood available for harvesting and their current growth rates.

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

Selling expenses consist primarily of per ton fees we paid to our selling agents. Traffic, shipping and freight costs are the costs of carrying the product to the destination.

During 2008, cost of sales increased principally due to higher cost of wood. Cost of chemicals and freight costs also increased due to a high average price in petroleum, especially during the first three quarters of the year.

During 2009, cost of sales decreased by 7.7% as a result of lower sawn timber sales volume as well as lower unit costs of wood, chemicals and energy, reflecting Arauco’s stringent cost management and favorable market conditions for raw materials.

Exchange Rate Fluctuations

The Chilean peso has been subject to devaluation in the past and could be subject to significant fluctuations in the future. During 2009, the value of the Chilean peso relative to the U.S. dollar increased approximately 25.5% in nominal terms and approximately 23.8% in real terms, based on the observed exchange rates on December 31, 2008 and December 31, 2009. The observed exchange rate on June 22, 2010 was Ch$530.32 to U.S.$1.00. For information regarding historical rates of exchange in Chile from January 1, 2004 see “Item 3. Key Information—Exchange Rates.”

We generally price our exports in U.S. dollars, whereas our domestic sales in Chile are priced in Chilean pesos; domestic sales in Brazil are priced in reals and domestic sales in Argentina are priced in Argentine pesos except for pulp sales, which are priced in U.S. dollars. To the extent that the Chilean peso depreciates against the U.S. dollar, our domestic sales revenues may be adversely affected when expressed in U.S. dollars. The same effects may occur for our domestic sales in Argentina and Brazil for products sold in each of the respective local currencies. The effect of exchange rate fluctuations is partially offset by the fact that certain of our operating expenses are denominated in U.S. dollars (such as our freight costs and selling expenses in the form of commissions paid to our sales agents abroad) and a significant part of our indebtedness is denominated in U.S. dollars. As of December 31, 2009, our U.S. dollar-denominated indebtedness was U.S.$ 2.8 billion. In addition, as the U.S. dollar appreciates against the local currency in any of our export markets, we must from time to time price our sales in that local currency to compete effectively.

Critical Accounting Policies

A summary of our significant accounting policies is included in Note 1 to our audited consolidated financial statements, which are included in this annual report. The preparation of consolidated financial statements in accordance with IFRS requires management to make subjective estimates and assumptions that affect the amounts reported. Estimates are based on historical experience and various other assumptions that are believed to be reasonable, though actual results and timing could differ from the estimates. Management believes that the accounting policies below take into account those matters that require the exercise of judgment, but acknowledge that different judgments could result in substantially different results. The most critical accounting policies and estimates are described below.

Property, Plant and Equipment

Property, plant and equipment are stated at cost and are depreciated using the straight-line method based on the estimated useful lives of the assets. In estimating the useful lives (residual values are considered) we have primarily relied upon actual experience with the same or similar types of equipment and recommendations from the manufacturers. Useful lives are based on the estimated amount of years an asset will be productive and are revised periodically to recognize potential impacts caused by new technologies, changes to maintenance procedures, changes in utilization of the equipment, and changing market prices of new and used equipment of the same or similar types.

Property, plant and equipment assets are evaluated for possible impairment. Factors that would indicate potential impairment may include, but are not limited to, significant decreases in the market value of a long-lived asset, a significant change in a long-lived asset’s physical condition and operating or cash flow losses associated with the use of a long-lived asset. This process requires our estimate of future cash flows generated by each asset or group of assets. For any instance where this evaluation process indicates impairment, the appropriate asset’s carrying values are written down to net realizable value and the amount of the write-down is charged against the results of continuing operations.

Expenditures that substantially improve and/or increase the useful life of facilities and equipment are capitalized. Other maintenance or repair costs are charged to income as they are incurred.

Fair Value of Financial Instruments

The Company recognizes financial assets and liabilities on its balance sheet at fair value, which is the value that the Company estimates would be attributable to such asset or liability in an arms-length transaction. As of the date of the initial recognition, the management of the Company classifies its financial assets at fair value through (i) income or (ii) collectible credits and accounts, depending on the purpose for which the financial assets were acquired.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. Arauco uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at each balance sheet date.

The doubtful provision of trade receivables is established when there is evidence that Arauco will not receive payments under the original terms of sale. Provisions are made when the client is a party to a bankruptcy court agreement or cessation of payments, or when Arauco has exhausted all levels of recovery of debt in a reasonable time. See Note 23 to our consolidated financial statements.

Biological Assets

The recovery of forest plantations is based on discounted cash flow models which mean that the fair value of biological assets is calculated using cash flows from continuing operations, that is to say, on the basis of sustainable forest management plans considering the potential growth of forests. This recovery is performed on the basis of each forest stand identified and for each type of tree species.

These discounted cash flows require estimates in growth, harvest, sales prices and costs. It is therefore important that management make appropriate estimates of future levels and trends for sales and costs, as well as administer regular surveys of the forests to establish the volumes of wood available for harvesting and their current growth rates. The principal considerations used to calculate the valuation of forest plantations are presented in Note 21.

Lawsuits and Contingencies

Arauco and its subsidiaries are subject to certain ongoing lawsuits, the future effects of which need to be estimated by the management of the Company in collaboration with its legal advisors. Arauco seeks to evaluate the reports of its legal advisors and make appropriate contingency estimates in each balance sheet based on such reports. Arauco also makes contingency estimates and/or adjustments to prior contingency estimates upon the occurrence of material changes to the nature or underlying facts of such lawsuits.

Results of Operations

The following table provides a breakdown of our sales revenue and volumes, cost of sales and administration and selling expenses for the last two years.

	Year ended December 31,
	2008			2009
	Sales		Volume	Sales	Volume
	(in millions of U.S.$, except where indicated)
Sales Revenue
Pulp
Bleached pulp(1)	U.S.$	1,616.5	2,410	1,400.8	2,707
Unbleached pulp(1)		176.3	307	204.0	410
Total		1,792.8	2,717	1,604.8	3,117

Wood Products
Sawn timber(2)		471.6	2,522	301.9	1,952
Remanufactured wood products(2)		246.6	348	191.9	279
Total		718.3	2,870	493.8	2,231

Plywood and Fiberboard panels
Plywood and Fiberboard panels		946.9	2,353	831.0	2,630
Other		1.4		0
Total		948.4		831.0	2,630

Forestry Products
Sawlogs (net)(2)		72.4	1,745	46.3	1,221
Pulplogs(2)		12.8	457	10.3	308
Posts		3.2	15	3.8	18
Chips		10.2	78	16.7	293
Other		2.9		4.6	36
Total		101.6	2,295	81.7	1,583

Energy		120.8		77.9
Other		32.1		23.9

Total sales revenue	U.S.$	3,713.9		3,113.0

Cost of Sales, exclusive of depreciation
Timber		733.2		630.2
Forestry labor costs		412.0		353.2
Maintenance costs		247.4		284.2
Chemical costs		339.2		261.4
Depreciation		177.1		190.9
Other costs of sales		423.0		432.5

Total cost of sales		$2,331.9		$2,152.5
Gross margins		1,382.0		960.5
		37.2%		30.9%

Total operating costs and expenses		$2,628.9		$3,023.9
Operating margin		26.5%		18.1%

(1)	Volumes measured in thousands of metric tons.
(2)	Volumes measured in thousands of cubic meters.

Net Sales

Net sales decreased 16.2%, from U.S.$3,713.9 million in 2008 to U.S.$3,113.0 million in 2009, mainly as a result of decreases of (i) 10.5% in pulp sales, (ii) 12.4% in panels sales, (iii) 19.6% in forestry products sales and (iv) 31.3% in wood products sales.

Pulp Sales

Sales revenue of bleached and unbleached pulp decreased from U.S.$1,792.8 million in 2008 to U.S.$1,604.8 million in 2009, as a result of a 21.9% decrease in average prices, which was partially offset by a 14.7% increase in sales volume. Sales revenue from the sale of bleached pulp decreased by 13.3% due to a 22.8% decrease in average prices, which was partially offset by a 12.3% increase in sales volume. Sales revenue from the sale of unbleached pulp increased by 15.7%, principally due to a 33.2% increase in sales volume of unbleached pulp, which was partially offset by a reduction in overall prices of unbleached pulp by 13.1%. The increase in sales volume mainly results from the increase in production capacity of pulp at the Nueva Aldea Mill from 856,000 to 1,027,000 tons per year as of March 2009.

Wood Products Sales

Sales of wood products, including sawn timber and remanufactured products decreased by 31.3%, from U.S.$718.3 million in 2008 to U.S.$493.8 million in 2009, reflecting a 22.3% decrease in sales volume and a 11.5% decrease in average prices. Sawn timber sales revenue decreased 36.0%, from U.S.$471.6 million in 2008 to U.S.$301.9 million in 2009, due principally to a 22.6% decrease in the sales volume of wood products and a decrease of 17.3% in average prices. Sales of remanufactured wood products decreased 22.2% from U.S.$246.6 million in 2008 to U.S.$191.9 million in 2009, due to a 2.9% decrease in average prices and a 19.9% decrease in sales volume. The decrease in the sales volume of wood products sales was mainly attributable to the closure of four of our sawmills during 2008. These closures were directly related to the weakening of the construction sector in the United States and Latin America in 2008 as a result of the global financial crisis.

Plywood and Fiberboard Panels Sales

Sales of plywood and fiberboard panels decreased 12.2%, from U.S.$946.9 million in 2008 to U.S.$831.0 million in 2009. This decrease was primarily due to an average price decrease of 21.1%, which was partially offset by an 11.2% increase in sales volume. The decrease in prices, which has affected the majority of our panel product lines, resulted from the weakening of the construction sector in 2009, particularly in Latin America and the United States, and an oversupply of panels in the Brazilian market, which added downward pressure to the prices of panels during the second half of 2009. The increase in sales volume is largely attributable to our acquisition of Tafisa in August 2009, which added 640,000 cubic meters of annual capacity to our panels business. See “Item 4. Description of Business—History.”

Forestry Sales

Sales revenue from forestry products decreased by 19.6%, from U.S.$101.6 million in 2008 to U.S.$81.7 million in 2009. This decrease is mainly due to a decrease in sales volume of 31.0% of sawlogs, pulplogs and chips, which was partially offset by a 16.6% increase in the average prices of forestry products as compared to 2008.

Cost of Sales

Cost of sales decreased by 7.7% from U.S.$2,331.9 million for 2008 to U.S.$2,152.5 million for 2009, primarily due to an overall decrease in the per unit cost of production for most of our products. In particular, we saw an annual decrease in our timber, forestry labor and chemicals costs of 14.0%, 14.3% and 22.9% respectively. These decreases were partially offset by both an increase in our maintenance costs and depreciation.

Gross Margins

Gross margins decreased from 37.2% for 2008 to 30.9% for 2009, primarily due to decreases in average sales prices, which was partially offset by a decrease in the per unit cost of sales.

Other Operating Income

Other operating income increased 75.8% from U.S.$104.3 million in 2008 to U.S.$183.3 million in 2009, primarily as a result of an increase in the fair value of our biological assets. This increase in fair value is mainly explained by the higher price of wood, an increase in volume of our forests and an older average age of the trees in 2009 compared to 2008.

Distribution Costs

The distribution costs for all markets decreased from U.S.$455.2 million in 2008 to U.S.$388.5 million in 2009, mainly due to a decrease in the per unit freight cost of our exports. This decrease in our freight costs was a result of the global financial crisis and the oversupply of shipment capacity.

Administrative Expenses

In 2009, administrative expenses were similar to those of 2008, slightly decreasing from U.S.$247.0 million to U.S.$242.2 million.

Financial Costs

Financial costs increased 10.6% from U.S.$175.2 million in 2008 to U.S.193.9 million in 2009, primarily due to an increase in interest expense of 13.5%, partially offset by a decrease in other financial costs of 1.9% as compared to 2008. Our interest expense increased as result of higher levels of long-term debt; in particular, this increase was the result of U.S.$142.0 million in long-term debt we issued in March 2009 in the local market and U.S.$500 million we issued in July 2009 in the U.S. market.

Exchange Rate Differences

We recorded foreign exchange gains of U.S.$17.6 million in 2009 compared to losses of U.S.$67.8 million in 2008. During 2009, the Chilean peso appreciated 20.3% against the U.S. dollar compared to 2008, which positively impacted our sales and other accounts receivables positions recorded in Chilean Pesos. In the same period the Brazilian Real depreciated 34.2% against the U.S. dollar in 2009, which also positively impacted our related party payables position recorded in Brazilian Reals.

Negative Goodwill Immediately Recognized

Negative goodwill immediately recognized increased to U.S.$36.9 million in 2009 from zero in 2008. This increase is a result of our purchase of ENCE’s main assets in Uruguay at a purchase price below market value, which allowed us to recognize negative goodwill. See “Item 4. Description of Business—History.”

Other Profit (Loss)

In 2009, we earned other profit of U.S.$27.2 million, as compared to the other losses we incurred in 2008 of U.S.$0.4 million. This increase was primarily due to the gain that we recorded as a result of our contribution of 50% of our equity in Forestal Conosur S.A. (our wholly-owned subsidiary in Uruguay) to our joint venture with Stora Enso, Montes del Plata. This contribution resulted in a change in control of Forestal Conosur S.A., which allowed us to recognize the assets and liabilities contributed to the joint venture at fair value under the equity method rather than at book value on a consolidated basis which resulted in a gain for Arauco. See “Item 4. Description of Business—History.”

Income Tax

In 2009, we incurred income tax expenses of U.S.$53.5 million, which is a decrease of U.S.$44.5 million from the income tax expenses of U.S.$98.0 million in 2008. This decrease was principally due to our lower profit before income tax and to the increase in non-taxable items.

Net Profit

Net profit decreased 33.0% from U.S.$405.0 million in 2008 to U.S.$304.6 million in 2009. The main cause of this decrease was the global financial crisis that continued to negatively affect the construction sector throughout 2009, which resulted in decreases in both our prices and total sales revenues.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity are funds from operations, domestic and international borrowings from commercial and investment banks and debt offerings in the domestic and international capital markets.

Our net cash flow provided by operating activities was U.S.$751.0 million during the year ended December 31, 2009 and U.S.$769.7 million during the year ended December 31, 2008. The decrease in net cash provided from operating activities in 2009 as compared to 2008 was principally due to a lower collection of accounts receivable as a result of decreasing sales of our products. The decrease in income is explained by the global financial crisis.

Our net cash used in investing activities increased from U.S.$466.7 million during the year ended December 31, 2008 to U.S.$717.3 million during the same period of 2009. This increase is primarily explained by the acquisition of Tafisa Brasil for U.S.$167.0 million in August 2009 and the acquisition of forest assets through a joint venture with Stora Enso for U.S.$167.5 million in October 2009.

Our net cash related to financing activities increased from U.S.$378.5 million used in financing activities during the year ended December 31, 2008 to U.S.$302.4 million provided by financing activities during the year ended December 31, 2009. This increase is mainly due to an increase in our levels of debt. In March 2009, we issued two bond series for approximately U.S.$142.0 million in the local market and in July 2009 we issued U.S.$500 million in the U.S. market.

In accordance with customary practice in the pulp industry, we do not have long-term sales contracts with our customers (except for in a few limited cases); rather, we maintain relationships with our customers pursuant to which we reach agreements from time to time on specific volumes and prices.

We expect our principal capital expenditures for 2010 to include the acquisition of biological assets, the biomass cogeneration power plant at the Viñales sawmill, an increase in the production capacity of the Nueva Aldea Mill and the repair of property and assets damaged by the earthquake of February 27, 2010. See “Item 4. Information on the Company—Capital Expenditures.” For subsequent years, our capital expenditures will depend on the state of the economy in each country where we have operations, as well as market conditions.

We believe that cash flow generated by operations, cash balances, borrowings from commercial banks and debt offerings in the domestic and international capital markets will be sufficient to meet our working capital, debt service and capital expenditure requirements for the foreseeable future.

The following table sets forth certain contractual obligations as of December 31, 2009, and the period in which the contractual obligations come due.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of U.S. dollars)
Contractual obligation (1)
Short- and long-term debt obligations (2)	4,097.6	524.5	805.4	754.4	2,013.3
Capital (finance) lease obligations	0.6	0.4	0.2	—	—
Purchase obligations (3)	33.1	33.1	—	—	—
Total	4,131.3	558.0	805.6	754.4	2,013.3

(1)	Excludes obligations to purchase wood, plantations and land from Forestal Río Grande S.A. because these obligations are already included in our consolidated financial statements.
(2)	Includes estimated interest payments related to long-term debt obligations.
(3)

Excludes contracts entered into with independent contractors to perform operations on our behalf. Our payment obligations under such contracts are not pre-determined, but rather depend on the performance of certain variables. Accordingly, we cannot quantify our contractual obligations under such contracts.

At December 31, 2009, our short-term bank borrowings were U.S.$203.0 million. At December 31, 2008, our short-term bank borrowings were U.S.$234.9 million.

Our total long-term bank, export credit agency and multilateral lending agency debt (including the current portion of such debt) was U.S.$389.0 million at December 31, 2009, of which 97.6% was U.S. dollar-denominated. At December 31, 2009, we also had total capital markets borrowings (including the current portion of such debt) of U.S.$2,686.6 million, 84.5% of which was U.S. dollar-denominated. At December 31, 2009, the weighted average maturity of our long-term debt was seven years. The interest rate on our variable rate debt is determined principally by reference to the London inter-bank offered rate (LIBOR), and at December 31, 2009 the average interest rate for our U.S. dollar floating rate debt over six-month LIBOR was 0.2%. The average interest rate for our U.S. dollar fixed rate debt was 6.9%. These average rates do not reflect the effect of swap agreements and subsequent unwinds effective as of December 31, 2009.

The following are our principal financing activities during 2009 and through the date of this annual report:

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

On July 27, 2009, Arauco issued bonds (the “144A Bonds”) in accordance with Rule 144A and Regulation S under the Securities Act of 1933 for a total amount of U.S.$500,000,000 at 7.25% with a maturity of 10 years. Pursuant to the terms of the 144A Bonds, the bondholders had the option to exchange the 144A Bonds for bonds registered with the Securities and Exchange Commission. As a result, beginning on October 15, 2009 and ending on November 13, 2009, the Company carried out an exchange offer whereby approximately 99.8% of the 144A Bonds were exchanged for new registered bonds.

The instruments and agreements governing our bank loans and local bonds set limits on our incurrence of debt and liabilities through the use of financial covenants. The principal financial covenants contained in the bank loan agreements are as follows:

•	Our debt to equity ratio must not exceed 1.2:1;

•	Our interest coverage ratio must not be less than 2:1; and

•	We are required to maintain a minimum consolidated net worth of U.S.$2.5 billion, as measured in accordance with IFRS.

The principal financial covenant contained in the local bond agreements is:

•	Our debt to equity ratio must not exceed 1.2:1.

We were in compliance with these covenants for both bank loans and local bonds agreements as of December 31, 2009.

Substantially all of our borrowings are denominated in dollars. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk.”

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements.

TREASURY MANAGEMENT

Our treasury activities are centrally governed by our cash and deposits policy, which sets corporate guidelines for all of our subsidiaries with respect to treasury management. Our international subsidiaries are aligned with these general corporate guidelines and may adopt specific policies to meet local needs. Our cash and deposits policy was developed by our Chief Financial Officer (CFO) and it is periodically revised.

Our corporate finance office is based in Santiago, Chile and manages our treasury activities in Chile. The corporate finance office also oversees our treasury activities outside of Chile, which are managed by our financial directors for each country in which we operate. Our CFO reviews, normally on a daily basis, our cash balance on a consolidated basis and anticipates short- and long-term cash needs according to the company’s normal operations, capital expenditures and obligations.

Our Chilean subsidiaries borrow from or lend money to us in accordance with their daily cash requirements or surplus, maintaining their cash balance close to zero. Our policy is to invest all cash we receive from our Chilean subsidiaries in financial instruments on a centralized basis.

HEDGING

We periodically review our exposure to risks arising from fluctuations in foreign exchange rates and interest rates and make a determination, on a case-by-case basis, at our senior management level whether or not to hedge such risks. As a result, from time to time we enter into currency and interest rate swaps with respect to a portion of our borrowings. See Note 23 to our audited consolidated financial statements.

We have two offsetting interest rate swap agreements outstanding, each in a notional amount of U.S.$130 million, with respect to the interest rate on our 7.75% Notes due 2011. These interest rate swaps settle semi-annually and terminate in 2011. The net effect of our interest rate swap agreements is that we pay fixed interest at a rate of 5.506% and receive fixed interest at a rate of 7.75%. See Note 23 to our audited consolidated financial statements.

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

Arauco entered into the following two cross currency swap agreements to hedge the amount of the UF 2,000,000 local bond issued in March 2009:

•

A cross currency swap agreement with Banco de Chile for UF 1,000,000. Arauco receives semi-annual interest based on the notional amount of UF 1,000,000 at a rate of 2.25% and pays semi-annual interest based on the notional amount of U.S.$35,700,986.39, which is equivalent to UF 1,000,000 at the currency exchange rate at the date of the agreement, at a rate of 4.99%. This swap matures in March 2014.

•

A cross currency swap agreement with JPMorgan Chase Bank for UF 1,000,000. Arauco receives semi-annual interest based on the notional amount of UF 1,000,000 at a rate of 2.25% and it pays semi-annual interest based on the notional amount of U.S.$35,281,193.28, which is the equivalent to UF 1,000,000 at the currency exchange rate at the date of the agreement, at a rate of 4.94%. This swap agreement matures in March 2014.

In order to hedge the cross currency risk presented by the local bond issued in March 2009, Arauco entered into the following hedging contracts:

•

A cross currency swap agreement with Barclays Bank PLC for UF 1,000,000. Arauco receives semi-annual interest based on the notional amount of UF 1,000,000 at a rate of 4.25% and it pays semi-annual interest based on the notional amount of U.S.$38.38 million, which is equivalent to UF 1,000,000 at the currency exchange rate at the date of the agreement of 5.86%. This swap agreement matures in October 2014.

•

A cross currency swap agreement with Banco de Chile for UF 1,000,000. Arauco receives semi-annual interest based on the notional amount of UF 1,000,000 at a rate of 4.25% and it pays semi-annual interest based on the notional amount of U.S.$37.98 million, which is equivalent to UF 1,000,000 at the currency exchange rate at the date of the agreement of 5.79%. This swap agreement matures in April 2014.

•

A cross currency swap agreement with Deutsche Bank for UF 1,000,000. Arauco receives semi-annual interest based on the notional amount of UF 1,000,000 at a rate of 4.25% and it pays semi-annual interest based on the notional amount of U.S.$37.98 million, which is equivalent to UF 1,000,000 at the currency exchange rate at the date of the agreement of 5.8%. This swap agreement matures in October 2014.

•

A cross currency swap agreement with Deutsche Bank for UF 1,000,000. Arauco receives semi-annual interest based on the notional amount of UF 1,000,000 at a rate of 4.25% and it pays semi-annual interest based on the notional amount of U.S.$37.62 million, which is equivalent to UF 1,000,000 at the currency exchange rate at the date of the agreement of 5.79%. This swap agreement matures in October 2014.

•

A cross currency swap agreement with Barclays Bank PLC for UF 1,000,000. Arauco receives semi-annual interest based on the notional amount of UF 1,000,000 at a rate of 4.25% and it pays semi-annual interest based on the notional amount of U.S.$38.42 million, which is equivalent to UF 1,000,000 at the currency exchange rate at the date of the agreement of 5.62%. This swap agreement matures in October 2014.

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

RESEARCH AND DEVELOPMENT

We spent U.S.$3.2 million in 2007, U.S.$3.8 million in 2008 and U.S.$3.9 million in 2009 on research and development. We conduct our principal research and development programs through Bioforest, which concentrates its efforts on applying and implementing the advanced technology available in the market to the specific characteristics of our forests and mills.

We are continuously researching and attempting to develop different strains of long-fiber pine trees to improve their quality and to shorten the average harvest cycle. Additionally, we maintain close relations with international research institutes, equipment suppliers and the scientific and engineering community involved with our industry.

TREND INFORMATION

On February 27, 2010, a severe earthquake, followed by a tsunami, occurred off the coast of the southern-central region of Chile, which is an area where we maintain our industrial operations. Immediately after the earthquake, all of our production units applied their contingency plans, which involved shutting down operations and evaluating the damage caused to each facility by the earthquake. As a result of the earthquake and subsequent tsunami, our Mutrún sawmill was completely destroyed. Our other operations that were affected by the earthquake and tsunami have been reopening gradually, with the timing of such reopenings depending on the specific conditions of the respective mill as well as external factors such as infrastructure conditions, road connectivity, power supply and public safety concerns. As of June 22, 2010, all of our operations were operating except for line two of the Arauco Pulp Mill (Arauco II), which will be reopened once the damages are assessed and repaired.

The suspension of our operations in Chile resulted in a decrease in sales volumes and adverse effects on our results of operations, subject to any recoveries under our insurance policies. Our insurance policies cover damages to our property, plant, equipment and inventories and business interruption up to an amount of U.S.$650 million, with a deductible for such damages of U.S.$3.3 million and a deductible of 21 days for business interruption. For the first quarter of 2010, we recorded a loss for damages to our property, plant and equipment and inventories of approximately U.S.$27 million, net of insurance coverage. As the date of this annual report, we expect to incur additional losses as a result of the earthquake and subsequent tsunami, but we cannot determine the total amount of such losses at this time.

Pulp sales reached U.S. $386.3 million during the first quarter of 2010, a 6.6% increase compared to the same quarter of the previous year. This increase is mainly explained by higher average prices of 49.2%, partially offset by lower sales volume of 25.9%. The lower sales volume is largely explained by the interruption of operations at our pulp mills in March 2010 as a result of the earthquake that hit the central and southern regions of Chile on February 27, 2010.

The global financial crisis that affected the world paper market, especially in Europe and North America, led to a substantial decrease in the prices of our products during the last quarter of 2008. Prices began to show a slight recovery during the second quarter of 2009, and then continued increasing for the rest of the year, almost reaching pre-crisis levels in the last quarter of 2009. The recovery in the pulp market was confirmed during the fourth quarter of 2009 and the first quarter of 2010, during which time pulp prices have grown strongly, reaching near pre-crisis levels. We expect this positive price trend to continue throughout the remainder of 2010, although at a slower pace than that of the fourth quarter of 2009 and the first quarter of 2010.

Although inventory levels increased slightly at the end of the fourth quarter of 2009, on average inventory levels were low as compared to 2008 levels. World stock levels at March 2010 were 23 days for long fiber and 29 days for short fiber, showing little variation from the same levels as December 2009, which were 23 and 30 days, respectively.

The European paper market is still facing challenging circumstances. Local producers have not been able to transfer the higher global pulp prices to paper products, consequently suffering decreases in margin due to the higher costs of raw material. Also, the sovereign debt crisis in Greece that occurred in the first months of 2010 has impacted the value of the euro against the US dollar, which increased European pulp-buyer prices in euro terms. The status of the overall European economy is uncertain in the short term, and the pulp market may be negatively impacted if the crisis spreads to other European countries, as there is a close relationship between the health of the economy of a region and its pulp and paper demand.

During the first months of 2010, Asian countries (mainly China, Korea and India) continued to have increased demand for pulp, leading to pulp price increases throughout the region. Local producers are finding it difficult to transfer these price increases to their own products, but they are still in a relatively comfortable position due to past purchases. Paper production is still very strong for local consumption and exports, fostering initiatives in Europe and North America for the establishment of tariffs on most competitive products from these Asian countries. During the last quarter of 2009, the market in general was very strong in Asia, particularly China, a trend we should continue to see in the mid-term as new paper production will continue to come from Asia and paper will be exported from these markets to Europe and North America.

For North American producers, the last quarter of 2009 brought several challenges that may continue to be material during 2010. First, despite the strong lobby of American kraft pulp producers, the United States Senate decided not to renew the black liquor subsidy as a renewable alternative fuel. Second, North American paper producers are facing strong competition coming from China, Indonesia and Korea, and are claiming antidumping measures against Chinese and Indonesian producers. In North America, during the first quarter of 2010, we have observed a lower demand for pulp and a lower production of paper mainly due to mill closures. This volume has been replaced by imports coming from China, South Korea and Indonesia.

Our sawn timber and panels business is strongly related to the real estate and construction industries. The real estate and construction markets in the United States have showed signs of improvement during 2010, however, construction levels are still at their lowest in 50 years. During the early months of 2010, homebuilding levels have improved and have been on track to reach 600,000 units per year, as compared to an average of 580,000 units during 2009, and we expect the trend will remain positive throughout 2010. In Chile the construction sector has shown strong activity after the earthquake and we expect this will positively impact the demand for our panels, molding and wood products.

Item 6.	Directors, Senior Management and Employees

DIRECTORS AND EXECUTIVE OFFICERS

Directors

A board of directors manages our business. Our by-laws (estatutos) require that the board of directors consist of nine directors. Our directors cannot also be our executives. The entire board is elected every three years and can be re-elected for any number of periods. The current board was elected in April 2010, and their terms will expire in 2013. The board may appoint replacements to fill any vacancies that occur during periods between elections; however, at the annual shareholders’ meeting following any such replacement, an election of the entire board must take place. Scheduled meetings of the board of directors are, generally, held once a month. Extraordinary board meetings are called when summoned by the Chairman or when requested by at least two directors.

We do not have an audit committee or compensation committee.

Our current directors are listed below.

Name	Years as Director	Position	Age
José Tomás Guzmán	24	Chairman	81
Roberto Angelini	24	First Vice-Chairman	61
Manuel Bezanilla	24	Second Vice-Chairman	65
Jorge Andueza	16	Director	61
Jorge Bunster(1)	16	Director	57
José Rafael Campino(1)	0	Director	57
Carlos Croxatto	24	Director	95
Alberto Etchegaray	16	Director	60
Eduardo Navarro	2	Director	45
Timothy C. Purcell	5	Director	50

(1)	As of March 23, 2010, Jorge Bunster voluntarily resigned as Director and was replaced by José Rafael Campino.

Included below are brief biographical descriptions of each of our directors.

José Tomás Guzmán became a Director on April 30, 1986 and became Chairman of the board of directors on May 4, 2007. He served as Chairman of the board of directors from April 18, 1991 to January 4, 2005, when he voluntarily resigned, and as First Vice-Chairman of the board of directors from January 27, 2005 to May 4, 2007. He is a partner of the law firm Portaluppi, Guzmán y Bezanilla, is a Vice-Chairman of COPEC, Empresas Copec and AntarChile, is Chairman of the board of directors of Forestal Arauco, Inversiones Siemel S.A. and Compañía de Seguros de Vida Cruz del Sur S.A., and serves as a member of the boards of directors of Industrias Forestales S.A., Sigma S.A., Servicios Corporativos Sercor S.A., Corpesca S.A. and Astilleros Arica S.A. Mr. Guzmán holds a law degree from the Catholic University of Chile.

Roberto Angelini became a Director on April 30, 1986 and became First Vice-Chairman of the board of directors on May 4, 2007. He served as Vice-Chairman of the board of directors from April 18, 1991 to January 4, 2005, when he voluntarily resigned, and as Second Vice-Chairman of the board of directors from January 27, 2005 to May 4, 2007. He serves as Chairman of the board of directors of Empresas Copec, COPEC, AntarChile, Corpesca S.A., SouthPacific Korp S.A., Pesquera Iquique-Guanaye S.A., Astilleros Arica S.A. and Servicios Corporativos Sercor S.A. He also serves as a member of the boards of directors of Forestal Arauco, Industrias Forestales S.A., Empresa Pesquera Eperva S.A., Compañía de Seguros de Vida Cruz del Sur S.A., Inversiones Siemel S.A. and Sigma S.A. Mr. Angelini holds a degree in civil engineering from the Catholic University of Chile.

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

Jorge Bunster became a Director on April 11, 1994. As of March 23, 2010, he voluntarily resigned and was replaced by José Rafael Campino. Mr. Bunster was Chairman of the board of directors of Abastecedora de Combustibles S.A., and served as a member of the boards of directors of COPEC, Metrogas S.A., Empresa Eléctrica Guacolda S.A. and Gasmar S.A. Mr. Bunster holds degrees in commercial engineering and economics from the Catholic University of Chile and a master’s degree in business administration from Navarra University.

José Rafael Campino became a Director on March 23, 2010. He is currently Chairman of the board of directors and Chief Executive Officer of Forestal del Sur S.A., a member of the boards of directors of Forestal Los Lagos S.A. and Forestales Regionales S.A., Managing Partner of Forestal Atlántico Sur S.A.R.L. in Montevideo, Uruguay and President of the Corporación Chilena de la Madera (Chilean Forestry Association). Mr. Campino holds a degree in civil engineering from the Catholic University of Chile and Master of Science degree in management from Stanford University.

Carlos Croxatto became a Director on April 30, 1986. He also serves as a member of the boards of directors of Empresas Copec, Forestal Arauco and Industrias Forestales S.A. Mr. Croxatto holds a degree in civil engineering from the University of Chile.

Alberto Etchegaray became a Director on April 11, 1994 and served as Chairman of the board of directors from January 4, 2005 to May 4, 2007, when he voluntarily resigned. He is also a partner of Domet Ltda., the Chairman of the board of directors of Invesco Internacional S.A., Salfacorp S.A., Red Salud S.A and Habitaria S.A. He served as the Chilean Minister of Housing for four years. Mr. Etchegaray holds a degree in civil engineering from the Catholic University of Chile.

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

Timothy C. Purcell became a director on April 26, 2005. He is also Managing Partner of Linzor Capital Partners, LP. Mr. Purcell currently serves as a member of the boards of directors of Compañía de Seguros de Vida Cruz del Sur S.A., Cruz del Sur Administradora General de Fondos S.A., Isapre Cruz Blanca S.A., BOPP Holdings, Parque Arauco S.A. and Corporación Santo Tomás. He is also a Trustee of International House in New York. Mr. Purcell received an undergraduate degree with distinction in Economics from Cornell University, as well as a Masters Degree in International Studies from the University of Pennsylvania and a master’s degree in business (MBA) from Wharton Business School.

Executive Officers

Our executive officers are appointed by the board of directors and hold office at its discretion. Our current principal executive officers and the directors of each area or department are listed below.

Name	Years with Arauco	Position	Age
Matías Domeyko(1)	21	President and Chief Executive Officer	48
Gianfranco Truffello	15	Chief Financial Officer	42
Robinson Tajmuch	19	Comptroller Director	53
Hernán Arriagada	19	Engineering and Construction Director	62
Franco Bozzalla	20	Wood Pulp Area Managing Director	47
Jorge Garnham	33	Corporate Management Director	56
Cristián Infante	14	Atlantic Region Managing Director	43
Charles Kimber	24	Corporate Affairs & Marketing Director	48
Antonio Luque	18	Sawn Timber Area Managing Director	53
Alvaro Saavedra	18	Forestry Area Managing Director	54
Gonzalo Zegers	2	Panels Area Managing Director	49

(1)	Matías Domeyko worked at Arauco from 1987 to 1994. He rejoined Arauco in 1997.

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

Robinson Tajmuch is the Comptroller Director of Arauco. He joined Arauco in 1991 and was previously our Comptroller. Before joining Arauco, he served as Auditing Manager at Price Waterhouse. Mr. Tajmuch holds a degree in accounting and auditing from the Santiago University of Chile.

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

Cristián Infante is the Atlantic Region Managing Director. He joined Arauco in 1996 as a woodpulp sales representative, where he worked for two years. In 1998, Mr. Infante was appointed sales manager for industrial lumber and remanufactured products of Forestal Arauco, where he worked until 1999, at which time he moved to Centromaderas S.A., where he worked for two years. Mr. Infante holds a degree in civil engineering from the Catholic University of Chile.

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

Compensation

For 2009, the aggregate compensation of all our directors and executive officers and senior managers paid or accrued in that year for services in all capacities, including salaries and compensation for their service to those executive officers who serve as directors, was approximately U.S.$31.9 million. We do not maintain any pension or retirement programs or incentive compensation plans for our directors or executive officers. We also do not maintain any plans providing for benefits upon termination of employment. The following table sets out the compensation of our directors for their services as directors in the years provided.

	2008		2009
Roberto Angelini	U.S.$	186,716	136,161
José Tomás Guzmán		215,353	163,383
Carlos Croxatto		251,961	183,110
Manuel Bezanilla		140,871	122,509
Jorge Andueza		57,292	54,453
Jorge Bunster		57,292	54,453
Alberto Etchegaray		57,292	54,453
Eduardo Navarro		57,292	54,453
Juan Cambiaso		31,500	36,055
Antonio Luque		31,783	22,760
Matías Domeyko		136,570	77,244
René Katz		11,788	11,414
Manfred Mayer		11,788	11,414
Jorge Garnham		23,783	22,754
Eduardo Zañartu		11,995	11,340
Alvaro Saavedra		35,783	22,760
Franco Bozzalla		25,339	22,754
Cristián Infante		12,000	8,003
Gonzalo Zegers		5,532	11,346
Robinson Tajmuch		6,876	22,754
Charles Kimber		23,783	22,754
Timothy C. Purcell		57,292	54,453

Total compensation	U.S.$	1,449,884	1,144,761

Employees

The following table provides a breakdown of our employees by main category of activity as of the end of each year in the three-year period ended December 31, 2009.

	As of December 31,
	2007	2008	2009
Pulp mill employees	2,326	2,288	2,286
Other industrial employees	3,828	3,445	3,398
Forestry employees	1,160	1,185	1,347
Administrative employees	585	897	873

Total	7,899	7,815	7,904

In addition, as of December 31, 2009, we had contracts with approximately 992 contractors, who employed approximately 26,899 employees. Contractors that are not affiliated with us or with each other operate our eight sawmills and six remanufacturing facilities in Chile. The 12 independent contractors that operate our Chilean sawmills had 2,757employees at December 31, 2009. The independent contractors that operate our Chilean remanufacturing facilities had 1,887 employees at December 31, 2009 and the independent contractor that operates the laminating beams line employed 60 employees at December 31, 2009.

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

Approximately 21.0% of our employees in Chile, 51.2% of our employees in Argentina and 19.8% of our employees in Brazil were unionized at December 31, 2009. We negotiate collective bargaining agreements of two or three years’ duration with unionized employees.

We have stable employee relations in Chile, Argentina and Brazil. Our Chilean operations have not experienced any work stoppages in the last five years other than (i) a ten-day work stoppage in November 2009 at our Constitución, Arauco, Nueva Aldea, Horcones and Cholguán complexes (ii) a three-day work stoppage in September 2009 at our Constitución, Arauco, Nueva Aldea, Horcones, Valdivia and Trupán-Cholguán complexes; and (iii) a six-day work stoppage in May 2007 at our Horcones complex (which includes the Arauco pulp mill, a panel plant and two sawmills), each of which was caused by the employees of our third party forestry contractors at each of the respective facilities.

In Argentina, during January 2008, the chemical mill in Argentina experienced three days of work stoppage, but these strikes were limited to two hours per shift and did not materially affect operations. In addition, in January and February 2007, we experienced (i) a 12-day stoppage at the Faplac mill due to problems with the labor union of its chemical division and (ii) a six-day suspension of operations at our Alto Paraná mill as a result of a strike by a group of approximately 150 power saw operators.

During the last five years, there have been no strikes or other material work stoppages at our Brazilian subsidiaries.

SHARE OWNERSHIP

Our former director, Anacleto Angelini, who passed away on August 28, 2007, owned 20.8% of the partnership rights in Inversiones Angelini y Compañía Limitada, or Inversiones Angelini, which is the principal shareholder of AntarChile. He directly owned 0.9% of AntarChile. Through his direct and indirect interests in Inversiones Angelini, AntarChile and Empresas Copec, Anacleto Angelini beneficially owned 8.3% of our shares. Mr. Angelini’s estate was divided among his heirs through a public deed in January 2010, and as a result Mr. Angelini’s ownership of partnership rights in Inversiones Angelini was distributed among his widow, Mrs. María Noseda Zambra, who received approximately 15.3%, his nephew Mr. Roberto Angelini, who received approximately 3.1%, and his niece Mrs. Patricia Angelini Rossi, who received approximately 2.3%.

Our First Vice-Chairman, Roberto Angelini, owns 15.3% of Inversiones Angelini. He directly owns 0.2% of AntarChile. Through his direct and indirect interests in Inversiones Angelini, AntarChile and Empresas Copec, Roberto Angelini beneficially owns 6.1% of our shares.

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

MAJOR SHAREHOLDERS

Our only outstanding voting securities are shares of common stock of a single series, without nominal (par) value. The following table sets forth certain information concerning ownership of our common stock, as of June 22, 2010, with respect to each shareholder known by us to own more than 5% of the outstanding shares of our common stock and all of our directors and executive officers, as a group.

	Number of Shares Owned	Percentage Ownership
Empresas Copec	113,127,452	99.98
Directors and executive officers of the Company, as a group	—	—

Through its ownership of our Common Stock, Empresas Copec currently has voting control over us.

Empresas Copec is a Chilean public company listed on the Santiago Stock Exchange, the Valparaíso Stock Exchange and the Chilean Electronic Stock Exchange. It is a holding company, the principal interests of which are in Arauco, gasoline distribution, electricity, gas distribution and fishing. Before October 1, 2003, Empresas Copec’s legal name was Compañía de Petróleos de Chile S.A. As of that date, Compañía de Petróleos de Chile S.A. transferred all its gasoline- and fuel-related business assets to a new subsidiary, Compañía de Petróleos de Chile COPEC S.A., which we call COPEC, and changed its legal name to Empresas Copec S.A. In May 2005, AntarChile purchased 3.1 million shares of COPEC, increasing its ownership to 60.4% of Empresas Copec. At December 31, 2009, AntarChile owned 60.8% of Empresas Copec.

Through its ownership in Empresas Copec, AntarChile beneficially owned 60.8% of our shares at December 31, 2009. As of June 22, 2010, AntarChile beneficially owns 60.8% of our shares.

Inversiones Angelini y Compañía Limitada (“Inversiones Angelini”) in turn owns 63.4% of AntarChile’s shares, and certain other related investors own an additional 13.3% of AntarChile. Inversiones Angelini and such other investors are defined herein as the “Angelini Group.”

The principal equity owners of interest in Inversiones Angelini are Mrs. María Noseda Zambra with approximately 31.2%, Mr. Roberto Angelini Rossi with approximately 15.3%, and Mrs. Patricia Angelini Rossi with approximately 14.5%.

As of June 22, 2010, the Angelini Group controls Arauco through the ownership structure described above.

RELATED PARTY TRANSACTIONS

We engage in a variety of transactions in the ordinary course of business with related parties. Related parties include, among others, directors, officers and affiliates of the Company. The new Title XVI, or “Title XVI”, of the Chilean Companies Act, which was included by Law Nº 20,382 published in the Official Gazette on October 20, 2009, amended among others, articles 44 and 89 of the Chilean Companies Act, establishing the applicable norms for transactions with related parties by and among public corporations and their subsidiaries. Title XVI requires that our transactions with related parties contribute to the company’s interest and be on a market basis or on terms similar to those prevailing in the market. In addition, Title XVI provides that related party transactions must be approved by an informed majority of the disinterested members of the board of directors. If a majority of the disinterested directors abstains from voting on a particular transaction, the transaction must be approved by a unanimous vote of the non-abstaining disinterested directors or by two-thirds of the shares with voting rights. Resolutions approving any such transactions must be reported to our shareholders at the next annual shareholders’ meeting.

Notwithstanding the above, in accordance with Article 147 of the Chilean Companies Act, our Board has resolved that the following transactions with related parties do not need to follow the procedure set forth in the previous paragraph: (i) transactions which do not involve material amounts; (ii) transactions with affiliates in which we control 95% or more of the equity; and (iii) transactions that are considered by our Board to be performed in the ordinary course of our business in accordance with our general policy of customary dealings, which was approved by our Board on December 29, 2009 and is available to shareholders at our main office and is published on our website, at www.arauco.cl.

Article 146 of the Chilean Companies Act defines related party transactions as negotiations, acts, contracts or transactions between the company and any other person or entity that involve the following:

•	directors or officers of a corporation (or their respective spouses and certain other relatives) acting on their own;

•

directors or officers of a corporation who have a direct or indirect ownership interest of at least 10% of the equity shares of the other company or are also directors or officers of such other company;

•	persons who have been in the last 18 months previous to the transaction, directors or officers of the corporation; and

•	“related persons” of the corporation, as defined in article 100 of the Chilean Securities Markets Law.

Article 100 of the Chilean Securities Markets Law establishes that the following are “related persons” to a company: (i) the entities of the corporate group (grupo empresarial) to which such company belongs; (ii) the entities that are either parent company, subsidiary, owners of at least 10% of the equity of a company or other companies in which the company owns at least 10%; (iii) directors or officers of a company (or their respective spouses and certain other relatives); (iv) any person who, individually or with other persons under a voting agreement can designate at least one member of the management of the company or control at least 10% of the capital of such company; and (v) any other person who is indicated as such by the Chilean Superintendencia de Valores y Seguros, in accordance with certain parameters established by the abovementioned Article 100.

Our transactions with affiliates include the following:

•	We purchase goods and services that may also be provided by other suppliers. Among the most significant are our fuel purchases from COPEC, a subsidiary of Empresas Copec, our majority shareholder; and

•	We purchase port services from our 20.1% affiliate Puerto de Lirquen S.A. and our 50.0% affiliate Compañía Puerto de Coronel S.A.;

•	We purchase from EKA Chile, a chlorate sodium supplier, which is 50% controlled by Arauco, and we provide EKA Chile with electricity;

•	We purchase from Dynea Brasil, a chemicals and melamine supplier, which, as of April 2010, is now 100% controlled by Arauco, and we provide Dynea Brasil with fuel and services; and

•	We obtain legal services from Portaluppi, Guzmán y Bezanilla, a law firm of which two of our directors, José Tomás Guzmán and Manuel Bezanilla, are partners.

Financial information concerning transactions with affiliates is included in Note 11 to our audited consolidated financial statements.

On June 11, 2007, in order to refinance the notes (obligaciones negociables) issued by Alto Paraná S.A. in 2001 (the “APSA Notes”) and other existing debt and to finance capital expenditures in the ordinary course of business, Alto Paraná S.A. issued U.S.$270 million of 6.375% Notes due 2017 in the form of Rule 144A/Regulation S notes sold in the local and international capital markets. Arauco fully and unconditionally guaranteed these notes. Alto Paraná paid down the APSA Notes with the proceeds of the 6.375% Notes.

Item 8.	Financial Information

See “Item 17—Financial Statements.”

EXPORT SALES

Export sales constituted approximately 76.2% of our sales revenue for the year ended December 31, 2009. Our total export sales revenue for 2009 was U.S.$3.1 million. Our principal overseas markets are Asia, North America and Western Europe. See “Item 4. Information on the Company—Description of Business—Domestic and Export Sales.”

LEGAL PROCEEDINGS

We have been and continue to be subject to environmental proceedings related to allegations by the Chilean environmental regulators and private parties. We are also subject to certain other legal proceedings arising from the ordinary course of our business. For more information regarding the environmental proceedings and other legal proceedings arising from the ordinary course of business, see Note 19 to our audited consolidated financial statements.

Since the end of 2004, various criminal proceedings relating to alleged violations of several environmental laws have been instituted in Chile in which some of our mills may be affected. We cannot predict the outcome or impact of these proceedings or when they may be resolved. While Chilean law in general provides that only individuals can be convicted in criminal actions, as a consequence of these proceedings, certain measures may be taken that could materially and adversely affect our business, financial conditions , results of operations and cash flows. As an exception of the abovementioned general rule, Chilean Law Nº 20,393, which was published in the Official Gazette on December 2, 2009, established the criminal responsibility of legal entities for criminal offenses related to the financing of terrorism, money laundering or bribery. We do not have knowledge of any fact that could result in such criminal responsibility for the Company. See “Item 8. Financial Information—Legal Proceedings.” See “Item 3. Key Information—Risk Factors—Risks Relating to Arauco and the Forestry Industry—We are subject to legal proceedings related to our mills, which could adversely affect our business, financial condition, results of operations and cash flows.”

Valdivia Mill

Our operations at the Valdivia Mill have been subject to continued environmental scrutiny by Chilean environmental regulators and the Chilean public since the mill began its operations in 2004. A variety of concerns and claims have been raised regarding potential environmental impacts in the area.

The COREMA for the Tenth Region of Chile evaluated claims regarding the migration and death of black-neck swans, whose habitat in the nearby Carlos Anwandter Nature Sanctuary is downstream from the mill on the Cruces River. There have been allegations of a causal connection between the migration and death of black-neck swans and the operations at the Valdivia mill, and in a study dated April 18, 2005, researchers at the Austral University in Valdivia concluded that wastewater discharges from the Valdivia Mill had significantly altered the quality of the Cruces River. The study also concluded that the effluent discharges were a significant contributing factor in the death or migration of a large population of the black-necked swans in the Carlos Anwandter Nature Sanctuary downstream from the Valdivia Mill. The National Defense Council instituted an action seeking reparations, damages and indemnification from us for environmental harm allegedly caused by the discharges from the Valdivia Mill. In response, we have argued to the court that this action should be rejected, as several studies have demonstrated that there is no relationship between the alleged damages and the operation of the Valdivia Mill.

On June 8, 2005, we voluntarily suspended operations at the Valdivia Mill pending the receipt of legal and technical guidance from the applicable regulatory authorities. We estimate this voluntary suspension resulted in a loss of sales of approximately U.S.$1.0 million per day and a loss of profits of approximately U.S.$250,000 per day. Pursuant to the decision of our board of directors, based on certain clarifications provided by the Environmental Regional Commission (Comisión Regional del Medio Ambiente), or COREMA, of the Tenth Region of Chile, the mill resumed operations on August 12, 2005 at 80% of its authorized production capacity after 64 days of suspended operations. In order to achieve the full production capacity authorized by applicable permits, the mill had to fulfill certain new requirements established by the COREMA. On January 18, 2008, the COREMA authorized the Valdivia Mill to return to its annual authorized production capacity of 550,000 metric tons. The mill gradually increased its production over a four-month period starting in March 2008 and reached full capacity in June 2008. The suspension of operations at the Valdivia Mill adversely affected our business, financial condition, results of operations and cash flows. Any future suspension of operations at the Valdivia Mill or at any other of our significant operating plants can be expected to have similar adverse effects. We offer no assurance that the Valdivia Mill will be able to operate without further interruption. See “Item 3. Key Information—Risk Factors—Risks Relating to Arauco and the Forestry Industry—Environmental concerns led us to temporarily suspend our operations at the Valdivia Mill, which adversely affected, and in the future may continue to adversely affect, our business, financial condition, results of operations and cash flows” and “Item 4. Information on the Company—Description of Business—Pulp—Pulp mills—Chile—Valdivia Mill.”

In June 2007, we submitted to the COREMA of the Tenth Region of Chile an environmental impact study for the implementation of substantial technological improvements on the quality of the effluents generated by the Valdivia Mill. On June 30, 2008, the COREMA approved that environmental impact study. However, the approval was subject to certain conditions that, in the opinion of Arauco, affected the feasibility of the project. For such reason, Arauco filed an appeal (recurso de reclamación) before the Directive Council (Consejo Directivo) of the Environmental National Commission (Comisión Nacional del Medio Ambiente), or CONAMA, challenging the conditions. Such appeal (recurso de reclamación) was partially accepted by the CONAMA. However, some conditions that affect the feasibility of the project were maintained. As a consequence, on September 17, 2009, we presented another appeal (recurso de reclamación) before the ordinary courts of justice, which appeal has not been resolved as of the date of this annual report.

On February 19, 2009, we submitted to the COREMA of the Fourteenth Region of Chile an environmental impact study for the construction of a pipeline to discharge the Valdivia Mill’s wastewater in the Pacific Ocean near Punta Maiquillahue, that is, in a body of water other than the Cruces River, the Carlos Anwandter Nature Sanctuary or their sources. The pipeline would transport the wastewaters of the Valdivia mill through an extension of 37 kilometers from the Valdivia mill to Punta Maiquillahue and would finally discharge the wastewater two kilometers inside the Pacific Ocean. Such environmental impact study was approved with certain conditions by the COREMA by resolution dated February 24, 2010. We have challenged these conditions before the Directive Council (Consejo Directivo) of the CONAMA. As of the date of this annual report, the Directive Council of the CONAMA has not resolved the action presented by us. As stated in the environmental impact study, the construction of this pipeline will commence once (i) the COREMA approves the environmental impact study in its final form, and (ii) all necessary permits for the construction of the pipeline have been issued by the competent authorities. In the environmental impact study, we estimated that the construction of the pipeline will take 24 months. Once the construction of the pipeline has been completed, we will conduct a 6-month trial phase of the pipeline and will then begin normal operations.

Approvals by the COREMA and the judicial courts, as well as the construction and operation of the pipeline are each subject to many environmental, regulatory, engineering and political uncertainties. As a result, we cannot provide any assurances that the projects will be finally approved as requested or completed. If our request for the necessary permits for the construction of the pipeline is rejected, or if the installation of the pipeline is delayed for reasons attributable to us, we may face sanctions that include warnings, fines or the revocation of the Valdivia Mill’s environmental permit for operation. Alternatively, if any rejections or delays are attributable to reasons beyond our control (such as a force majeure or the acts of a third party), we believe that the Chilean environmental authorities should extend the applicable deadlines for the completion of these projects. However, we can provide no assurances that any deadline extensions would be granted, even if we comply with all the requirements that may be set forth by those authorities. See “Item 3. Key Information—Risk Factors—Risks Relating to Arauco and the Forestry Industry—Environmental concerns led us to temporarily suspend our operations at the Valdivia Mill, which adversely affected, and in the future may continue to adversely affect, our business, financial condition, results of operations and cash flows” and “Item 4. Information on the Company—Description of Business—Pulp—Pulp mills—Chile—Valdivia Mill.”

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

Licancel Mill

Beginning in June 2007, our operations at the Licancel Mill, a pulp mill located in the Seventh Region of Chile, became subject to environmental scrutiny by Chilean environmental regulators and the public. On June 5, 2007, in connection with the death of fish in the Mataquito River, approximately 15 kilometers downstream of the mill, we decided to voluntarily suspend our operations in the Licancel Mill as a preventive measure. In addition, Chilean authorities, including the health authorities and the Superintendencia de Servicios Sanitarios (Sanitary Services Superintendency), required that we suspend activities at the Licancel Mill and that we suspend any further discharges into the river. On June 18, 2007, as a result of a pipe leakage in the effluent treatment system currently in place at the Licancel Mill, an estimated 50 cubic meters of effluents reached the Mataquito River. On that same date, we decided to close the mill indefinitely and informed the Sanitary Services Superintendency of the incident. On October 3, 2007, we requested to the health authority (Autoridad Sanitaria) of the Seventh Region of Chile that it remove the suspension of activities at the Licancel Mill. On October 22, 2007, the health authority of the Seventh Region of Chile removed the suspension and imposed certain conditions relating to our activities in the mill consisting primarily of the implementation of certain emergency detection and control programs and systems, with which we have complied. Furthermore, on November 12, 2007 the Sanitary Services Superintendency removed the suspension regarding the release of discharges by the Licancel Mill. The mill resumed operations during January 2008, using the new effluent treatment system in which we invested U.S. $8 million during 2007.

On September 7, 2007, the National Defense Council instituted a civil lawsuit seeking reparations, damages and indemnification from us for environmental harm allegedly caused by the Licancel Mill. The National Defense Council agreed to terminate this lawsuit pursuant to an agreement with Arauco dated January 29, 2010. However, the resolution that approved the agreement and declared the lawsuit terminated was challenged by certain third parties. This action remains under review by the tribunal as of the date of this annual report. Several other administrative and judicial proceedings have been commenced as a result of the event at the Licancel Mill, including one proceeding arising from the death of fish at the Mataquito River.

Tax Litigation in Argentina

On December 14, 2007, Argentina’s internal revenue service (AFIP), notified our Argentine subsidiary, Alto Paraná S.A., of a claim for unpaid taxes in the amount of approximately AR $418 million (including principal, interest and penalties), arising from a dispute regarding certain income tax deductions taken by Alto Paraná S.A. in connection with certain debt service payments made beginning in 2001 in respect of outstanding bonds. On February 8, 2010, Argentina’s Tribunal Fiscal de la Nación issued an unfavorable administrative ruling requiring that Alto Paraná S.A. satisfy the abovementioned claim.

Alto Paraná’s legal and tax advisors continue to believe that this claim lacks merit, and as a result, Alto Paraná has appealed the decision to the Court of Appeals. Alto Paraná also filed an injunctive action requesting that the court stay the company’s payment obligation until the appeal has been fully resolved. On May 13, 2010, the Court of Appeals granted the request in exchange for a guarantee by Alto Paraná until the final judgment has been issued.

Tax Litigation in Chile

On August 25, 2005, the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) issued tax calculations No. 184 and No. 185 of 2005 objecting to certain capital reduction transactions effected by Arauco on April 16, 2001 and October 31, 2001, and furthermore, requested reimbursement from the Company for amounts returned to it in respect of certain claimed tax losses. On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and subsidiarily, a claim was filed against the abovementioned tax calculations No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, which resolution, however, only partially sustained the Company’s request. In response, the Company filed an additional complaint with regard to the portion of the RAF that was not granted by the administrative review. As of the date of this annual report, the investigation in respect of this complaint is pending.

The Company believes that its position in respect of this complaint is supported by solid legal arguments and that there is a reasonable likelihood that this matter will result in a favorable outcome for the Company. However, if this result does not occur, it is possible that an obligation will arise for the amount specified, which was $3,362,265,453 Chilean Pesos, plus any accrued interest as of the payment date.

DIVIDEND POLICY

Chilean law currently requires that, unless otherwise decided by the unanimous vote of our issued and subscribed shares eligible to vote, public corporations distribute a cash dividend in an amount equal to at least 30% of the corporation’s consolidated net income for each year on the basis of IFRS, unless and except to the extent the corporation has unabsorbed losses from prior years. In April 2002, our shareholders approved the current dividend policy, setting the cash dividend at 40% of our consolidated net income for each year which was determined on a Chilean GAAP basis through the year ended December 31, 2008, and as of January 1, 2009, is now determined on an IFRS basis. In accordance with IFRS, the determination of the dividend amount is based on the effective realized profit net of any relevant variations in the value of unrealized assets and liabilities. For information regarding the differences between Chilean GAAP and IFRS, see note 2 to our audited consolidated financial statements.

On November 27, 2007, our board of directors approved a provisory dividend for U.S.$0.95 per share, which was distributed on December 12, 2007 and charged to net income. On April 22, 2008, our shareholders approved a final dividend for 2007, which was distributed on May 7, 2008. On November 25, 2008, our board of directors approved a provisory dividend for U.D.$0.89 per share, which was distributed on December 10, 2008 and charged to net income. On April 23, 2009, our shareholders approved a final dividend for 2008, which was distributed on May 7, 2009. In the aggregate, dividends distributed equaled 40% of our consolidated net income for 2008, on a Chilean GAAP basis. On November 24, 2009, our board of directors approved an interim dividend of U.S.$0.2294 per share, which was distributed on December 11, 2009 and charged to net income. On April 27, 2010, our shareholders approved a final dividend of U.S.$0.5016 per share for 2009, which was distributed on May 11, 2010. In the aggregate, dividends distributed equaled 40% of our consolidated net income for 2009 as determined on an IFRS basis.

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

Objects and Purposes

Our purpose, as stated in our by-laws (estatutos), includes the manufacture of forestry products, the management of forestry lands and other activities.

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

•

the disposal of 50% or more of our assets, whether or not such disposal also includes any of our liabilities; the disposal of 50% or more of the assets of one our subsidiaries, provided that such subsidiary represents at least 20% of our assets; and any disposal of shares by the company that causes us to lose control of a subsidiary; and

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

Changes to Shareholders’ Rights

To change the rights of holders of our shares or create a new series of our shares, we must amend our by-laws. Any reduction in the number of our shares requires a two-thirds majority vote of all holders of our shares under Chilean law. Chilean law also requires that public corporations distribute a cash dividend in an amount equal to at least 30% of the corporation’s consolidated net income for each year (on an IFRS basis), unless otherwise decided by a unanimous vote of the corporation’s issued and subscribed shares eligible to vote. Any changes to the way in which corporate benefits are distributed must be approved by a two-thirds majority of all holders of the corporation’s shares.

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

A shareholder must be registered in our share register as of the meeting date to be entitled to participate and vote at any shareholders’ meeting. In addition, other persons may represent shareholders at general meetings. Powers of attorney must be given in writing and must be granted with respect to all of the shares the shareholder is entitled to vote as of the date five days before the general shareholders’ meeting.

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

•

the disposal of 50% or more of our assets, whether or not such disposal also includes any of our liabilities; the disposal of 50% or more of the assets of one our subsidiaries, provided that such subsidiary represents at least 20% of our assets; and any disposal of shares by the company that causes us to lose control of a subsidiary; and

•	the grant of real or personal guarantees to secure obligations of third parties, unless they are subsidiaries, in which case the approval of the board of directors will be sufficient.

Any other matters within the competence of general shareholders’ meetings may be considered at special shareholders’ meetings.

Any act of a general shareholders’ meeting relating to our dissolution, transformation, merger or division, the amendment of our by-laws, any disposal of 50% or more of our assets or the issue of bonds convertible into shares or convertible debentures must be held before a notary public, who must certify that the minutes of such meeting are the true expression of what occurred and was resolved at such meeting.

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

Chile and the United States have executed an income and capital tax treaty for the avoidance of double taxation and the prevention of fiscal evasion, but this treaty is not in effect, and its effectiveness is contingent upon ratification in the United States Senate and by the Chilean Congress. At this time it is not clear when the United States Senate and the Chilean Congress will consider ratification, and therefore the effective date of the treaty is uncertain.

Chilean Taxation

The following is a general summary of the principal consequences under Chilean tax law, as currently in effect, of an investment in our securities made by a foreign holder. Foreign holder means either:

•

in the case of an individual, a person who neither is a resident nor is domiciled in Chile. For Chilean tax purposes, an individual is domiciled in Chile if such individual has his or her principal place of business in Chile. The individual will be considered as a resident if she or he stays in Chile for more than six months in one calendar year or a total of more than six months in two consecutive fiscal years; or

•	in the case of a legal entity, a legal entity that is not organized under the laws of Chile, unless our securities are assigned to a branch or a permanent establishment of such entity in Chile.

Under Chile’s income tax law, our payments of interest made from Chile in respect of our securities to a foreign holder will generally be subject to a Chilean withholding tax assessed at a rate of 4.0% (the “Chilean Interest Withholding Tax”).

We have agreed, subject to specific exceptions and limitations, to pay to the foreign holders of notes additional amounts in respect of the Chilean Interest Withholding Tax in order to ensure that the interest amount the foreign holder receives is net of Chilean Interest Withholding Tax. If we pay additional amounts in respect of the Chilean Interest Withholding Tax, any tax refunds in respect of these amounts will be for the benefit of the company. In the event that certain changes in Chilean tax laws require us to pay additional interest amounts in respect of the Chilean Interest Withholding Tax at a rate in excess of 4.0%, we have the right to redeem our securities.

Under existing Chilean law and regulations, a foreign holder will not be subject to any Chilean taxes in respect of payments of principal that we make with respect to our securities. Our payments with respect to our securities of amounts not considered principal or interest may be subject to a Chilean withholding tax of up to 35%.

The Chilean Income Tax Law provides that a foreign holder is subject to income tax on his Chilean source income. For this purpose, Chilean source income means earnings from activities developed in Chile or goods located in the country. According to the Chilean Income Tax Law, the source of interest income corresponds to the residence country of the debtor. Under these rules, the capital gain realized on the sale or other disposition by a foreign holder of our securities will be generally subject to taxes on capital gain.

A foreign holder will not be liable for gift, inheritance or similar taxes with respect to its holdings unless the securities held by a foreign holder:

•	are located in Chile at the time of such foreign holder’s death, or

•	are located outside of Chile, but were purchased or acquired with funds derived from Chilean source income.

A foreign holder should not be liable for Chilean stamp, registration or similar taxes.

The issue of our securities directly by us was subject to the Chilean stamp tax, which we paid. The issue of our securities through our Panamanian Branch was not subject to a stamp tax.

United States Taxation

This summary of certain United States federal income tax considerations deals principally with United States Holders that acquired our securities as part of the initial offering of our securities, hold our securities as capital assets and whose functional currency is the United States dollar. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular investor, and generally does not address the tax treatment of United States Holders that may be subject to special tax rules, such as banks, financial institutions, tax-exempt entities, regulated investment companies, real estate investment trusts, insurance companies, dealers in securities or currencies, traders in securities electing to mark to market, certain short-term holders of our securities, persons that will hold our securities as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction, persons that own (or are deemed to own for United States tax purposes) 10% or more of our voting stock or persons that are not United States Holders. United States Holders should be aware that the U.S. federal income tax consequences of holding our securities may be materially different for investors described in the previous sentence, including as a result of certain laws applicable to investors with short holding periods or that engage in hedging transactions.

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

Taxation of Dispositions

Gain or loss realized by a United States Holder on the sale, redemption or other disposition of our securities generally will be treated as capital gain or loss and such gain or loss will be long-term capital gain or loss if at the time of the disposition, our securities have been held for more than one year. The net amount of long-term capital gain realized by a United States Holder that is an individual is generally taxed at a reduced rate. Gain, if any, realized by a United States Holder generally will be treated as U.S. source income for U.S. foreign tax credit purposes.

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

INTEREST RATE RISK

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2009, we had outstanding approximately U.S.$3,022.4 million of long-term indebtedness excluding accrued interest, of which approximately 87.2% bore interest at fixed interest rates and approximately 12.8% bore interest at floating rates of interest. These average rates do not reflect the effect of swap agreements. 86.2% of the indebtedness was denominated in U.S. dollars as of that date. The interest rate on our variable rate debt is determined principally by reference to LIBOR.

The following table summarizes our long-term debt obligations, including 2010 maturities, at December 31, 2009 that are sensitive to changes in interest rates. The table presents the aggregate principal amount of each category of indebtedness maturing in each year, at the weighted average interest rate for each category of indebtedness. Average interest rates for liabilities are calculated based on the prevailing interest rate for each loan at December 31, 2009.

	As of December 31, 2009
	Average Interest Rate(1)	Expected contractual maturity date						Total Long Term Debt	Fair Value(2)
		2010	2011	2012	2013	2014	Thereafter
Long-Term Interest Bearing Debt
Fixed Rate
(U.S.$-denominated)	6.9%	270.5	387.0	—	300.0	—	1,265.0	2,222.5	2,375.4
(UF-denominated)	3.8%	—	—	13.8	13.7	96.4	289.1	413.0	407.8
(R.$-denominated)	0.0%	—	0.0	0.0	0.1	0.1	0.2	0.4	0.4
Variable Rate
(U.S.$-denominated) LIBOR +	0.2%	39.1	58.3	82.3	82.3	47.9	72.4	382.3	381.5
(R.$-denominated) TJLP +	3.8%	—	0.1	0.1	0.1	0.1	3.8	4.2	4.2
Total		309.6	445.4	96.2	396.2	144.5	1,630.5	3,022.4	3,169.3

(1)

Average interest rate means, for variable rate debt, the weighted average prevailing interest rate at December 31, 2009, on our variable rate debt, and for fixed rate debt, the weighted average prevailing interest rate at December 31, 2009, on our fixed rate debt. Average rates do not reflect the effect of swap agreements.

(2)

These figures were calculated based on the discounted value of future cash flows expected to be received or paid, considering current discount rates that reflect the different risks involved. See Note 23 to our audited consolidated financial statements.

FOREIGN CURRENCY RISK

Our principal exchange rate risk involves changes in the value of the Chilean peso and, to a lesser extent, the Brazilian real, the euro and the Argentine peso relative to the dollar. We generally believe that our foreign currency exposure is not material to our net income. In 2009, substantially all of our consolidated revenues were denominated in or indexed to foreign currencies. We estimate that a majority of our consolidated costs and expenses are denominated in dollars. As of December 31, 2009:

•	70% of our accounts receivable were denominated in U.S. dollars and a 19% in Chilean pesos;

•	34% of our cash and short-term investments were denominated in U.S. dollars, 41% were denominated in Chilean pesos and 12% in euros;

•	substantially all of our indebtedness was denominated in U.S. dollars; and

•	a significant portion of our consolidated total assets was denominated in U.S. dollars.

Substantially all of our foreign currency-denominated revenues, costs and expenses, receivables and indebtedness are denominated in U.S. dollars. As of December 31, 2009, substantially all of our long-term debt was denominated in U.S. dollars. Accordingly, variations in the value of the Chilean peso relative to the dollar will not have a significant effect in the cost in dollars of our foreign debt service obligations.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15T.	Controls and Procedures

(a) Disclosure controls and procedures. We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Accounting Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as of December 31, 2009. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Accounting Officer concluded that the disclosure controls and procedures, as of December 31, 2009, were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Accounting Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2009.

(c) Attestation Report of the registered public accounting firm. This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only the management’s report in this annual report.

(d) Changes in internal controls over financial reporting. There has been no change in our internal control over financial reporting during 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to all of our employees, including, but not limited to, our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer. We will provide any person without charge, upon request, a copy of such code of ethics. Requests for a copy of the code of ethics may be made to Celulosa Arauco y Constitución S.A., El Golf 150, 14th Floor, Santiago, Chile, Attn: Gianfranco Truffello, tel. (011-562) 461-7200, fax (011-562) 461-7541. Our code of ethics is also published on our website at www.arauco.cl. If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, or if we grant any waiver of such provisions, we will disclose the amendment or waiver in our annual report on Form 20-F.

Item 16C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, during the fiscal years ended December 31, 2008 and 2009.

	Year ended December 31,
	2008	2009
	(U.S.$ in thousands)
Audit fees	$1,267	1,589
Audit-related fees	4	166
Tax fees	127	220
Other fees	78	13

Total fees	$1,476	1,988

Audit fees in the above table are the aggregate fees billed by PricewaterhouseCoopers in connection with the audit of our annual financial statements in accordance with IFRS and U.S. GAAP, as well as the review of other filings.

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

Tax fees in the above table are fees billed by PricewaterhouseCoopers associated with the issuance of certificates for tax and legal compliance purposes in Brazil and Argentina; tax consultation on the impact of debt restructured by our subsidiaries in Argentina; and tax consultation in the United States.

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

Our audited consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB, and are included in this annual report beginning at page F-1.

Item 19.	Exhibits

Documents filed as exhibits to this annual report:

1.1	English translation of the by-laws (estatutos) of Celulosa Arauco y Constitución S.A., dated as of April 29, 2010

8.1	List of subsidiaries

12.1	Certification of chief executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of chief executive officer and principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

By:	/s/ Matías Domeyko
Matías Domeyko Chief Executive Officer

Date: June 30, 2010

Index of Exhibits

1.1	English translation of the by-laws (estatutos) of Celulosa Arauco y Constitución S.A., dated as of April 29, 2010

8.1	List of subsidiaries

12.1	Certification of chief executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of chief executive officer and principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2009 AND 2008

IFRS - International Financial Reporting Standards

IAS - International Accounting Standards

IFRIC - International Financial Reporting Standards Committee

PCGA - GAAP in Chile

ThU.S.$- Thousands of U.S. Dollars

PricewaterhouseCoopers
RUT: 81.513.400-1
Santiago de Chile
Av. Andrés Bello 2711-Torre Costanera
Las Condes
Teléfono [56] (2) 940 0000

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Celulosa Arauco y Constitución S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Celulosa Arauco y Constitución S.A. and its subsidiaries at December 31, 2009 and 2008, and January 1, 2008 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2009 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Santiago, Chile

June 24, 2010

CONSOLIDATED BALANCE SHEET

	Note	12/31/2009	12/31/2008	01/01/2008
		ThU.S.$	ThU.S.$	ThU.S.$
Assets
Current Assets
Cash and cash equivalents	4	534,199	167,308	267,872
Financial assets at fair value through profit or loss	23	8,426	13,469	10,626
Trade and Other receivables-net	23	558,441	588,803	686,726
Related party receivables	13	18,272	5,475	11,379
Inventories	3	620,058	691,206	529,478
Biological assets	21	310,832	305,730	351,227
Prepaid expenses		61,263	74,331	54,194
Tax receivables		160,346	148,670	122,219
Other current assets		2,421	998	1,738
Total Current Assets		2,274,258	1,995,990	2,035,459
Non-Current Assets
Trade and Other receivables	23	11,080	7,864	17,099
Investment in associates through equity method	15-16	476,101	141,590	153,861
Intangible assets	20	74,930	14,469	15,640
Property, plant and equipment	7	4,969,753	4,615,971	4,609,641
Biological assets	21	3,446,696	3,346,703	3,479,289
Deferred tax assets	6	109,760	87,221	81,295
Hedge assets	23	17,998	0	0
Prepaid expenses		26,322	21,169	16,530
Other non-current assets		8,874	8,863	24,424
Total non-current assets		9,141,514	8,243,850	8,397,779
Total Assets		11,415,772	10,239,840	10,433,238

CONSOLIDATED BALANCE SHEET (continued)

	Note	12/31/2009	12/31/2008	01/01/2008
		ThU.S.$	ThU.S.$	ThU.S.$
Liabilities
Current Liabilities
Loans that accrue interest	23	524,909	372,622	336,363
Other financial liabilities	23	10,648	14,051	7,007
Trade and Other payables	23	321,892	309,704	309,127
Related party payables	13	12,081	9,102	8,116
Provisions	19	5,169	3,753	2,320
Current tax payables		15,917	10,325	40,960
Other liabilities		58,741	88,542	214,933
Deferred income		1,629	2,628	4,671
Post employment benefit obligations	10	2,372	2,188	2,478
Total Current Liabilities		953,358	812,915	925,975
Non-Current Liabilities
Loans that accrue interest	23	2,678,010	2,279,321	2,388,826
Provisions	19	9,463	5,585	6,271
Deferred tax liabilities	6	1,256,090	1,092,393	1,093,597
Other liabilities		110,832	24,045	35,446
Deferred income		291	236	299
Post employment benefit obligations	10	25,295	18,109	19,445
Total non-current liabilities		4,079,981	3,419,689	3,543,884
Net Equity
Net equity attributable to parent company net equity instrument holders
Issued capital		353,176	353,176	353,176
Other reserves		21,618	(139,238)	0
Retained earnings		5,893,799	5,675,616	5,465,431
Net equity attributable to parent company net equity instrument holders		6,268,593	5,889,554	5,818,607
Minority interest		113,840	117,682	144,772
Total net equity		6,382,433	6,007,236	5,963,379
Total net equity and liabilities		11,415,772	10,239,840	10,433,238

CONSOLIDATED STATEMENT OF INCOME

	Note	2009	2008
		ThU.S.$	ThU.S.$
Profit (loss) from operations
Revenue	9	3,113,045	3,713,893
Cost of sales		(2,152,535)	(2,331,854)
Gross profit		960,510	1,382,039
Other operating income	1	183,273	104,270
Marketing costs		(7,155)	(12,002)
Distribution costs		(388,535)	(455,197)
Research and development		(3,915)	(3,827)
Administrative expenses		(242,185)	(247,023)
Other operating expenses		(48,294)	(37,869)
Financial income		19,313	19,408
Financial costs	1	(193,872)	(175,241)
Participation in profit of associates through equity method	15	4,084	4,241
Participation in profit of joint ventures through equity method	15	2,537	1,598
Exchange rate differences	11	17,632	(67,778)
Loss due to write off non-current asset accounts not available for sale	1	(9,362)	(9,086)
Negative goodwill immediately recognized		36,871	0
Other profit (loss)		27,231	(444)
Profit before income tax		358,183	503,089
Income tax	6	(53,537)	(98,044)
Net Profit		304,596	405,045

Profit attributable to equity holders
Profit attributable to equity instrument holders in net equity of the parent company		300,898	399,566
Profit attributable to minority interest		3,698	5,479
Net Profit		304,596	405,045

Ordinary Shares
Basic earnings per share		0.0026919	0.0035796
Earnings per share from continuing operations		0.0026919	0.0035796

Comprehensive Income Statement

		2009	2008
		ThU.S.$	ThU.S.$
Net Profit		304,596	405,045
Other income and expenses with charge or credit to net equity
Cash flow hedges		(5,807)	0
Currency translation differences	11	177,480	(148,469)
Adjustments associated		1,902	(3,015)
Income tax related to components of other income and expenses or payment in equity		987	0
Other income (expenses) charged to or credited to net equity		174,562	(151,484)
Comprehensive income statement		479,158	253,561

Comprehensive Income and Expense Statement Attributable to:

Comprehensive income and expenses attributable to majority shareholders		461,754	260,328
Comprehensive income and expenses attributable to minority shareholders		17,404	(6,767)
Comprehensive income		479,158	253,561

CONSOLIDATED STATEMENT OF CHANGES IN NET EQUITY

	Ordinary Shares	Reserves			Changes in Retained Earnings (Accumulated Losses)	Changes in Equity Attributable to Parent Company Shareholders, Total	Changes in Minority Interests	Changes in Net Equity Total
12/31/2009	Share Capital	Conversion Reserves	Hedge Reserves	Other Reserves
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance at 01/01/2009	353,176	(136,223)	0	(3,015)	5,675,616	5,889,554	117,682	6,007,236
Changes
Comprehensive income and expenses	0	163,774	(4,820)	1,902	300,898	461,754	17,404	479,158
Cash dividends declared	0	0	0	0	(82,715)	(82,715)	(21,246)	(103,961)
Changes in equity	0	163,774	(4,820)	1,902	218,183	379,039	(3,842)	375,197
Closing balance at 12/31/2009	353,176	27,551	(4,820)	(1,113)	5,893,799	6,268,593	113,840	6,382,433

	Ordinary Shares	Reserves			Changes in Retained Earnings (Accumulated Losses)	Changes in Equity Attributable to Parent Company Shareholders, Total	Changes in Minority Interests	Changes in Net Equity Total
12/31/2008	Share Capital	Conversion Reserves	Hedge Reserves	Other Reserves
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance previous period 01/01/2008	353,176	0	0	0	5,465,431	5,818,607	144,772	5,963,379
Changes
Comprehensive income and expenses	0	(136,223)	0	(3,015)	399,566	260,328	(6,767)	253,561
Cash dividends declared	0	0	0	0	(189,381)	(189,381)	(20,323)	(209,704)
Changes in equity	0	(136,223)	0	(3,015)	210,185	70,947	(27,090)	43,857
Closing balance at 12/31/2008	353,176	(136,223)	0	(3,015)	5,675,616	5,889,554	117,682	6,007,236

CONSOLIDATED STATEMENT OF CASH FLOWS-DIRECT METHOD

Cash Flows from (used in) Operating Activities, Direct Method	12/31/2009	12/31/2008
	ThU.S.$	ThU.S.$
Collection of trade accounts receivable	3,675,727	3,926,137
Research and development disbursements	(3,915)	(3,827)
Payments to suppliers	(2,785,842)	(2,891,042)
Paid salaries	(190,821)	(186,925)
Payments received and forwarded by the Value Added Tax	147,533	185,779
Other collections (payments)	16,326	(12,143)
Cash flows from (used in) Operating Activities, Total	859,008	1,017,979

Cash flows from (used in) Other Operating Activities
Amounts received from dividends classified as operating activities	17,084	5,797
Amounts received from interest received classified as operating activities	18,601	18,729
Interest payments classified as operating activities	(152,343)	(162,223)
Amounts received by the Income Tax Returned	62,203	36,949
Income tax payments	(53,528)	(147,495)
Cash flows from (used in) other Operating Activities, Total	(107,983)	(248,243)
Cash flows from Operating Activities	751,025	769,736

Cash flows from (used in) Investing Activities
Proceeds from sale of property, plant and equipment	4,006	1,152
Proceeds from sale of biological assets	2,185	2,241
Proceeds from sale of subsidiaries, net of cash expropriated	7	0
Proceeds from sale of other financial assets	0	19
Other cash flows from (used in) investing activities	0	186
Purchase of property, plant and equipment	(275,151)	(310,260)
Payments for intangible assets purchase	(1,378)	(1,279)
Payments for biological assets purchase	(92,002)	(146,359)
Payments for acquiring subsidiaries, net of cash acquired	(174,111)	0
Payments for acquiring associates	0	(2,353)
Payments for acquiring joint ventures, net of cash acquired	(116,279)	0
Loans to related companies	(51,225)	0
Other investing disbursements	(13,343)	(10,078)
Cash flows used in Investing Activities	(717,291)	(466,731)

Cash flows from (used in) Financing Activities
Loans obtained	545,286	623,625
Bonds issued	636,677	202,537
Loan payments	(746,531)	(887,058)
Dividend payments to minority interests	(20,769)	(19,638)
Dividend payments by the reporting entity	(114,406)	(297,950)
Other Cash Flows from (Used in) Financing Activities	2,115	0
Cash flows from (used in) Financing Activities	302,372	(378,484)

Net increase (decrease) of Cash and Cash Equivalents	336,106	(75,479)
Effect of exchange rate variations on cash and cash equivalents	30,785	(25,085)
Cash and cash equivalents, shown in the cash flow statement, at the beginning of the year	167,308	267,872
Cash and cash equivalents, shown in the cash flow statement, at the end of the year	534,199	167,308

NOTE 1. PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (IAS 1)

Entity Information

Name of Reporting Entity

Celulosa Arauco y Constitución S.A. (hereinafter “Arauco” or the “Company”), Tax No. 93,458,000-1, Closed Company, was registered in the Securities Registry (the “Registry”) of the Superintendency of Securities and Insurance (the “Superintendency”) as No. 042 on June 14, 1982. Forestal Cholguán S.A., a subsidiary of Arauco, is also registered on the Registry as No. 030 and subject to audit by the Superintendency. Arauco is controlled by Empresa Copec S.A., which owns 99.9779% of Arauco, and is registered in the Registry as No. 0028. By virture of their registration in the Registry, each of the above companies is subject to supervision by the Superintendency.

The Company’s head office address is El Golf Avenue 150, floor 14, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of forestry and wood products. Its main operations are focused on the following business areas: Pulp, Plywood and fiberboard panels, Sawn Timber and Forestry.

Arauco is controlled by Empresa Copec S.A., Corporation, which owns 99.9779% of Arauco, and is registered in the Superintendency of Securities and Insurance Securities Registry as No. 0028, therefore being subject to supervision by the Superintendency.

The ultimate controllers of the Company are Mrs. Maria Noseda Zambra of Angelini, Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through Inversiones Angelini y Cia. Ltda., which owns 63.4015% of the shares of AntarChile S.A., the controller of our parent company Empresas Copec S.A.

Arauco’s consolidated financial statements were prepared on a going concern basis.

Presentation of Financial Statements

Financial Statements presented by Arauco as at December 31, 2009:

-	Consolidated Balance Sheet

-	Consolidated Statement of Income

-	Consolidated Statement of Changes in Net Equity

-	Consolidated Statement of Cash Flows – Direct Method

-	Disclosure of Explanatory Information (notes)

Period Covered by the Financial Statements

Fiscal years ended December 31, 2009 and 2008.

Date of Approval of Financial Statements

The issuance of these consolidated financial statements for the year ended December 31, 2009 was approved by the Board of Directors of the Company (the “Board”) in Extraordinary Session No. 417 on March 23, 2010.

Functional Currency

Arauco has defined the U.S. Dollar as its main functional currency, as most of the Company’s operations are a result of exports, and its costs to a large extent are related to or index-linked to the U.S. Dollar.

For the pulp segment, most of the sales operations are exports, and the costs are related mainly to plantation costs, which are settled in U.S. Dollars.

For the sawmill and panel segments, although total sales include a mix of domestic sales and exports, the prices for the products are established in U.S. Dollars, as is also the case for the cost structure of the related raw materials.

Although the costs of labor and services are generally billed and paid in local currency, these costs are not as significant as the cost of raw materials and depreciation of equipment, which are driven by the global market and therefore, are influenced mostly by the U.S.Dollar.

The financial information included herein is presented in thousands of U.S. Dollars without decimals.

All significant information required by International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standard Board (“IASB”), is presented in these consolidated financial statements.

Additional Information Relevant to the Understanding of the Consolidated financial statements

The company Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. are entities that qualify as Special Purpose Entities. However, they are controlled by Arauco, which is determined, in part, by the fact that they maintain exclusive contracts with Arauco for wood provision, forward purchase of land and forest administration. Consequently, the financial information of these companies is consolidated with the financial information of the Company and is included in these consolidated financial statements of Arauco.

Compliance and Adoption of IFRS

The accompanying consolidated financial statements of Arauco include the balance sheet, statements of income from operations and cash flows in accordance with IFRS.

This presentation is required to give a faithful representation of the effects of transactions, as well as other events and conditions, according to the definitions and criteria established within the conceptual framework of IFRS for the recognition of assets, liabilities, income and expenses.

IFRS Compliance Declaration

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standard Board (“IASB”), and represent the wholesale adoption, explicitly and without reservation of the mentioned international standards.

Disclosure of Capital Information

Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco’s policies on capital management have the objective of:

a)	Guaranteeing business continuity and normal operations in the long term;

b)	Providing all financing needs for new investments to achieve sustainable growth over time;

c)	Maintenance of an adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and

d)	Maximizing the Company’s value, as well as providing an adequate return to shareholders.

Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its equity at book value plus its financial liabilities (bank borrowings and bonds).

Quantitative Information on Capital Management

Financial guarantees of the Company are as follows:

Instrument	Amount at 12/31/2009 (ThU.S. $)	Amount at 12/31/2008 (ThU.S. $)	Equity >= ThU.S. $ 2,500,000	Equity Hedging >= 2.0x	Debt Level(1) <= 1.2x	Debt Level(2) <= 0.75x
Local Bonds	398,693	203,668	N/A	N/A	✓	N/A
Syndicated Bank Loans	0	160,378	✓	✓	✓	N/A
Forestal Río Grande S.A. Loan	138,837	173,627	N/A	✓(3)	N/A	✓(3)
Bilateral Bank Loan	255,304	241,026	N/A	✓	✓	N/A
Other Loans	156,639	41,860	No Safeguards Required
Foreign Bonds	2,252,838	1,829,990	No Safeguards Required

N/A: Not applicable for the instrument

(1)	Debt Level (financial debt divided by: equity plus minority interest)

(2)	Debt Level (financial debt divided by: total assets)

(3)	Financial guarantees on credits taken by Forestal Río Grande S.A. only apply to financial statements of that company

Debt instruments ratings at December 31, 2009 are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local Bonds	—	AA	—	AA
Foreign Bonds	BBB	BBB+	Baa2	—

Capital requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial guarantees established in current debt contracts. The company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions, and based on opportunities that may arise to improve the Company’s level of liquidity.

Capital (in Thousand of U.S. Dollars) as at December 31, 2009, December 31, 2008 and January 01, 2008:

In ThU.S.$	12/31/2009	12/31/2008	01/01/2008
Equity	6,268,593	5,889,554	5,818,607
Bank Loans	550,780	616,891	881,547
Finance Leases	608	1,394	3,597
Bonds	2,651,531	2,033,658	1,840,045

Capital	9,471,512	8,541,497	8,543,796

The nature of external capital requirements is determined by the obligation to maintain certain financial ratios that ensure compliance with either bank loans or bond payments, which provide guidelines on the capital ranges required for compliance with these requirements.

Arauco has fulfilled all its external requirements.

Arauco considers it unlikely that future uncertainty risks will result in any significant adjustment to the book value of assets and liabilities within the next financial period. In the case of the fair value of biological assets, no risks are foreseen in which the value of forests will change significantly. Notably, the data used to make the foregoing determination contemplates the long-term realization of such risks, and therefore the estimates provided are also relevant for the long term.

Summary of significant accounting policies

The accompanying consolidated financial statements as of December 31, 2009 were prepared in accordance with current IFRS accounting policies, uniformly applied to all items in these consolidated financial statements.

a) Basis for Presentation of financial information

The consolidated financial statements have been prepared under the historic cost convention, as modified for the revaluation of biological assets, financial assets and financial liabilities (including derivative instruments) at fair value through profit and loss.

b) Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make subjective estimates and assumptions that affect the amounts reported. Estimates are based on historical experience and various other assumptions that are believed to be reasonable, though actual results and timing could differ from the estimates. Management believes that the accounting policies below take into account those matters that require the exercise of judgment, but acknowledge that different judgments could result in substantially different results.

- Property, Plant and Equipment

The carrying amounts of fixed assets are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may be impaired. The recoverable amount of an asset is estimated as the higher of fair value less the cost to sell and the value in use, with an impairment charge being recognized whenever the carrying amount exceeds the recoverable amount. The value in use is calculated using a discounted cash flow model, which is most sensitive to the discount rate as well as the expected future cash inflows.

- Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. Arauco uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at each balance sheet date.

-Biological Assets

The recovery of forest plantations is based on discounted cash flow models which means that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, on our sustainable forest management plans and the estimated growth of forests. This recovery is performed on the basis of each stand identified and for each type of tree species.

These discounted cash flows require estimates in growth, harvest, sales prices and costs. It is therefore important that management make appropriate estimates of future levels and trends for sales and costs, as well as conduct regular surveys of the forests to establish the volumes of wood available for harvesting and their current growth rates. The principal considerations used to calculate the valuation of forest plantations are presented in Note 21.

-Lawsuits and Contingencies

Arauco and its subsidiaries are subject to lawsuits in process, whose future effects need to be estimated by the management of the Company, in collaboration with its legal advisers. Arauco seeks to interpret the reports of its legal advisers and make appropriate contingency estimates in each balance sheet and/or upon each substantial modification to an underlying cause of any such litigation.

c) Consolidation

The consolidated financial statements include all entities over which Arauco has the power to govern the financial and operating policies, usually accompanying a shareholding of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-consolidated from the date that control ceases.

Unrealized earnings from subsidiary operations have been eliminated from the consolidated financial statements and minority shareholder equity is recognized in the equity balance.

The consolidated financial statements for the year ended December 31, 2009 include subsidiary balances shown in Note 13 and balances of the Fondo de Inversión Bío Bío balances, and its subsidiary Forestal Río Grande S.A., both of which qualify as Special Purpose Entities.

Some consolidated subsidiaries report legal financial statements in Brazilian Reales and Chilean Pesos. For consolidation purposes, they have been translated as indicated in Note 11.

d) Segments

Arauco has defined its operating segments according to its business areas, which are defined by products and services sold to customers. This is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making such relevant decisions related to the Company’s operation. The Chief Executive Officer and Corporate Managing Directors of each segment are responsible for these decisions. Detailed financial information by segment is presented in Note 24.

e) Functional currency

(i) Functional currency

Arauco’s entities are measured using the currency of the primary economic environment in which the Company operates (the functional currency). The consolidated financial statements are presented in U.S. Dollars, which is the Company’s functional currency and Arauco’s presentation currency.

(ii) Foreign Currency Translations – Subsidiaries and Associates

The income statements of subsidiaries, whose functional and presentational currencies are not the U.S. Dollar, are translated into the Arauco reporting currency using the average monthly exchange rates, whereas the balance sheets of such subsidiaries are translated using the exchange rates at the reporting date. Exchange differences arising from the retranslation of net investments in foreign entities are recorded directly in shareholders’ equity as Conversion reserves, as shown in the consolidated statement of changes in equity. The cumulative translation differences of divestments and liquidations are combined with their gain or loss on disposal.

(iii) Foreign Currency Transactions

Transactions in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Gains and losses on foreign currency resulting from the settlement of such transactions and from the conversion at the closing exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except that which matches the deferral in net equity, such as those derived from cash flow hedges.

f) Cash and cash equivalents

Cash and cash equivalents include cash-in-hand, deposits held on call at banks and other liquid investments with an original maturity of less than three months.

g) Financial Instruments

(i) Financial assets-liabilities at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if it is acquired principally for the purpose of selling in the short term.

Derivatives are also classified as acquired for trading unless they are designated as hedges. Assets in this category are classified as current assets and the obligation for these instruments is presented under Other financial liabilities within the Financial Statement.

Regular purchases and sales of financial assets are recognized on the trade-date, which is the date on which the Company commits to purchase or sell the asset.

The financial assets and liabilities carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the income statement. They are subsequently recorded at fair value with the effect of the change in value recorded in income.

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months from the balance sheet date, which are classified as non-current assets. Loans and receivables include trade receivables and other receivables.

Loans and receivables are initially recorded at fair value and subsequently at amortized cost according to the effective interest rate method. A provision of bad debts is recorded to reflect uncollective amounts.

(iii) Financial liabilities valued at amortized cost (loans)

Loans, bond obligations and liabilities of a similar nature are recognized initially at fair value, net of transaction costs incurred. In subsequent periods, they are stated at amortized cost and any difference between proceeds (net of transaction costs), and redemption value is recognized in the income statement over the life of the debt according to the effective interest rate method.

Financial obligations are classified as current liabilities unless the Company has an unconditional right to defer settlement for at least 12 months after the balance sheet date.

(iv) Creditors and other payables

These instruments are initially recorded at fair value and subsequently at amortized cost using the effective interest rate method.

(v) Hedging instruments

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in Other Comprehensive Results. The gain or loss relating to the ineffective portion is recognized immediately in the Income Statement within Other Operating Income or Operating Expenses, respectively.

When a hedging instrument expires or is sold, or when it ceases to meet the criteria to be recognized through the hedge accounting treatment, any cumulative gain or loss in equity at that time remains in equity and is recognized in the Income Statement. When a possible transaction is no longer expected to occur, the cumulative gain or loss in equity is immediately transferred to the Income Statement.

h) Inventories

Inventories are reported at the lower of cost or net realizable value. Cost is determined using the weighted average cost method.

The cost of finished goods and work in progress includes the cost of raw materials, direct labor, other direct costs and general manufacturing expenses, excluding interest expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories when forests are harvested.

Net realizable value is the estimated selling price in the normal course of business, less cost of sale.

When market conditions result in the manufacturing costs of a product exceeding its net realizable value, a valuation allowance is made. This provision also includes obsolescence amounts resulting from slow moving inventories and technical obsolescence.

i) Business Combinations

Business combinations are recognized using the purchase method. This involves recognizing identifiable assets (including previously unrecognized intangible assets) and liabilities (including contingent liabilities and excluding future restructuring) of the acquired business at fair value.

The goodwill acquired in a business combination is initially measured at the cost of the business combination less the interest of the company in the net fair value of assets, liabilities and contingent liabilities of the acquisition. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill acquired in a business combination is allocated as of the acquisition date to the cash generating unit of the group or groups of cash generating units expected to benefit from the synergies of the combination without prejudice to whether other assets or liabilities of Arauco are assigned to those units or groups of units. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement as Negative goodwill immediately recognized.

Arauco measures the fair value of the acquired company in the business combination on a step by step basis, recognizing the effects of variation in the income statement in the period in which they occur.

Accounting policies for subsidiaries will be adjusted if necessary to ensure consistency with the policies adopted by Arauco. Minority Interests are presented as a separate component of equity.

j) Investments in associates

Associates are entities over which Arauco exercises significant influence but not control, generally holding between 20 and 50% of the voting rights. Investments in associates are accounted for using the equity method and are initially recognized at cost. Their book net equity is increased or decreased proportionately in the income statement and comprehensive income statement of the period as a result of adjustments of conversion arising from the financial statement conversion into other currencies. Arauco’s investment in associates includes goodwill (net of any accumulated impairment loss).

k) Intangible assets

(i)	Computer Software

Computer software programs are capitalized in terms of the costs incurred to make them compatible with specific programs. These costs are amortized over their estimated useful lives.

(ii) Goodwill

The excess of the cost of acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. Goodwill is not amortized but is tested for impairment on an annual basis.

(iii) Water-rights

Water-rights are recognized at historical cost and have an unlimited useful life as the expected cash flow generating period is unpredictable. These rights are not amortized as they are perpetual and will not require renewal, but are subject to annual impairment tests.

l) Property, plant and Equipment

Property, plant and equipment are stated at historical cost less depreciation and accumulated impairment losses. Historical cost includes expenditures that are directly attributable to the acquisition.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably.

Asset depreciation is calculated using the straight-line method, considering any adjustments for impairment.

The useful life of property, plant and equipment is determined according to expected use of the assets.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, on an annual basis.

m) Leases

Fixed asset leases in which Arauco substantially holds all ownership risks and advantages are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Leases in which significant risks and rewards are not transferred to the lessee are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

n) Biological Assets

IAS 41 requires that biological assets, such as standing trees, are shown on the Balance Sheet at fair value. The forests are thus accounted for at fair value less estimated point-of sale costs at harvest, assuming that the fair value of these assets can be measured reliably.

The valuation of forest plantations assets is based on discounted cash flow models whereby the fair value of the biological assets is calculated using cash flows from continuous operations, which are discounted based on our sustainable forest management plans and the estimated growth of the forests. This valuation is performed on the basis of each identifiable farm block basis and for each type of tree.

Forest plantations shown as current assets are those that will be harvested and sold in the short term.

Biological growth and changes in fair value are recognized in the income statement within Other operating income.

o) Deferred income tax

Deferred income tax is recognized using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted as of the balance sheet date that are expected to apply when the related deferred income tax asset or the deferred income tax liability is settled.

The deferred income tax assets are recognized to the extent that it is probable that future taxable benefits profit will be available against which temporary differences can be utilized.

p) Provisions

Provisions are recognized when the Company has a current legal or constructive obligation as a result of past events; it is probable that an outflow will be required to settle the obligation; and the amount has been reliably estimated. This amount is quantified with the best possible estimate at the end of each period.

q) Revenue recognition

Revenues are recognized after Arauco has transferred the risks and rewards of ownership to the buyer and Arauco retains neither a continuing right to dispose of the goods, nor effective control of those goods; this means that revenues are recorded upon delivery of goods to customers in accordance with agreed terms of delivery.

Segment revenues mentioned in Note 24 comply with the conditions indicated above.

Revenues from inter-segment sales (which are made at prices that approximate market prices) are eliminated in the consolidated financial statements.

r) Minimum dividend

Article No. 79 of the Privately Limited Companies Law of Chile provides that, unless otherwise unanimously agreed or adopted by the shareholders, a dividend must be distributed annually in cash to shareholders in proportion to their shares or in the proportion established by the statutes if any preferred shares, in the amount of at least 30% of net profits for the current year, except where necessary to absorb accumulated losses from prior years.

The General Shareholders’ Meeting of Arauco resolved to maintain annual dividends at 40% of net distributable profit, including a provisional dividend share distribution at year-end. Dividends payable are recognized as a liability in the financial statements in the period they are declared and approved by the Company’s shareholders or when configuring the corresponding obligation on the basis of existing legislation or distribution policies established by the Shareholders’ Meeting.

The interim and final dividends are recorded in equity upon their approval by the relevant groups, which include the Company’s Board and the shareholders.

The amount of these dividends is presented in these consolidated financial statements under Other Current Liabilities.

s) Impairment

Non-financial Assets

The carrying amounts of property, plant and equipment are subject to impairment tests whenever some event or change in business circumstances indicates that the book value of assets may not be recoverable, whereas goodwill is tested annually. The recoverable amount of an asset is estimated as the higher of net selling price and value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount, however, not to an extent higher than the carrying amount that would have been determined and recognized in prior years. For goodwill, however, a recognized impairment loss is not reversed.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

“Cash-generating units” are the smallest identifiable groups of assets whose use generates continuous funds largely independent of those produced by the use of other assets or groups of assets.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The distribution is made between cash-generating units or groups of cash generating units expected to benefit from the business combination that resulted in the goodwill.

Financial Assets

At the end of each period, an evaluation is performed in order to measure the existence of any objective evidence that assets or a group of financial assets have been adversely affected. Impairment effects will be recognized in the Consolidated Income Statement only if there is objective evidence that one or more events will occur after initial recognition of financial asset impairment and if these events will affect associated future cash flows.

The provision for doubtful trade receivables is established when there is evidence that Arauco will not receive payments under the original terms of sale. Provisions are made when the client is a party to a bankruptcy court agreement or cessation of payments, or when Arauco has exhausted all levels of recovery of debt in a reasonable time. In the case of sales of our Chilean distribution subsidiary (Arauco Distribución S.A.), provisions are estimated using a percentage of accounts receivable to be determined on a case by case basis depending on the internal classification of customer risk and age of the debt (days overdue).

t) Employee Benefit Costs

The Company has severance payment obligations. These are paid to certain workers according to conditions established within collective or individual contracts.

Actuarial gains and losses are recognized in income in the year they are incurred.

These obligations are treated as post-employment benefits in accordance with current standards.

u) Employee Vacations

Arauco recognizes the expense for employee vacation on an accrual basis and the expense is recorded at nominal value.

This obligation is presented in the Consolidated Balance Sheet in the line Trade payables and Other payables, current.

v) Joint Venture Equity

Joint venture equity is recognized using the equity method. On acquisition, any excess of Arauco’s share of the net fair value of the associate’s identifiable assets and liabilities over the cost of the investment is included as income in the determination of Arauco’s share of the associate’s profit or loss in the period in which the investment is acquired.

w) Recent accounting pronouncements

At the date of issuance of these consolidated financial statements, the following accounting pronouncements were issued by the IASB:

Rules and amendments	Content	Mandatory application date
IFRS 1: Revised	First time adoption of International Reporting Standards	July 1, 2009

IFRS 3: Revised (*)	Business Combinations	July 1, 2009

IAS 27: Revised (*)	Consolidated and Separate Financial Statements	July 1, 2009

IFRS 9	Financial instruments	January 1, 2013

Improvements to IFRS		January 1, 2010

Amendment to IAS 39	Recognition and measurement. Eligible hedged items	July 1, 2009

Amendment to IFRS 2	Share based payments	January 1, 2010

Amendment to IFRS 1		January 1, 2010

Amendment to IAS 24	Related parties disclosures	January 1, 2011

Amendment to IFRIC 14	Pre-payments of a Minimum funding requirement	January 1, 2011

Amendment to IAS 32	Classification of rights issues	February 1, 2010

IFRIC Interpretation 17	Distributions of non-cash assets to owners	July 1, 2009

IFRIC Interpretation 18	Transfers of assets from customers	July 1, 2009

IFRIC Interpretation 19	Extinguishing financial liabilities with equity instruments	July 1, 2010

(*)	Arauco adopted these rules in advance, which has not had a significant impact on our results of operations or financial condition.

Arauco believes that the adoption of standards, amendments and interpretations described above will have no significant impact on the financial statements of the Company in the period of initial application.

Disclosure of Information on Capital Issued

Subscribed and paid-in Capital amounts to ThU.S. $353,176.

100% of capital corresponds to ordinary shares

	12/31/2009	12/31/2008
Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	113,152,446
Nominal Value of Shares by Type of Capital in Ordinary Shares	ThU.S.$ 0.0031211 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$353,176

Rights, Privileges and Restrictions by Type of Capital in Ordinary Shares

Liabilities presented under Loans that accrue interest have certain financial restrictions the Parent Company must comply with; otherwise, debt under these contracts can become payable.

Financial restrictions are the following:

i) Debt ratio must not exceed 1.2

ii) Net minimum equity must not be less than US$ 2,500 million

iii) Interest hedging index cannot be less than 2.0

As of December 31, 2009, Arauco had complied with the totality of these restrictions.

	12/31/2009	12/31/2008
Number of Shares Issued and Completely Paid by Type of Capital in Ordinary Shares	113,152,446

Disclosure of information on Dividends paid to Ordinary Shares

Dividends paid during 2009 and the corresponding amount per share:

Detail of Dividend Paid, Ordinary Shares
Dividend Paid, Ordinary Shares	Interim Dividend
Type of Shares for which there is a Dividend Paid, Ordinary Shares	Unlisted Ordinary Shares
Date of Dividend Paid, Ordinary Shares	12-16-2009
Amount of Dividend, Ordinary Shares, Gross	ThU.S.$ 25,957
Number of Shares for which Dividends are Paid, Ordinary Shares	113,152,446
Dividend per Share, Ordinary Share	U.S.$ 0.22940

Detail of Dividend Paid, Ordinary Shares
Dividend Paid, Ordinary Shares	Final Dividend
Type of Shares for which there is a Dividend Paid, Ordinary Shares	Unlisted Ordinary Shares
Date of Dividend Paid, Ordinary Shares	05-07-09
Amount of Dividend, Ordinary Shares, Gross	ThU.S.$ 88,449
Number of Shares for which Dividends are Paid, Ordinary Shares	113,152,446
Dividend per Share, Ordinary Share	U.S.$ 0.78168

Dividends paid during financial year 2008 and the corresponding amount per share:

Detail of Dividend Paid, Ordinary Shares
Description of Dividend Paid, Ordinary Shares	Final Dividend
Description of Type of Shares for which there is a Dividend Paid, Ordinary Shares	Unlisted Ordinary Shares
Date of Dividend Paid, Ordinary Shares	05-07-08
Amount of Dividend, Ordinary Shares, Gross	ThU.S.$ 214,885
Amount of Tax on Dividends, Ordinary Shares	—
Amount of Dividend, Net of Tax, Ordinary Shares	ThU.S. $ 214,885
Number of Shares for which Dividends are Paid, Ordinary Shares	113,152,446
Dividend per Share, Ordinary Share	U.S.$ 1.89907

Details of Dividend Paid, Ordinary Shares	Final Dividend – Interim Dividend
Description of Dividend Paid, Ordinary Shares	Interim Dividend
Description of Type of Shares for which there is a Dividend Paid, Ordinary Shares	Ordinary Shares unlisted
Date of Dividend Paid, Ordinary Shares	12-10-08
Amount of Dividend, Ordinary Shares, Gross	ThU.S. $ 100,932
Number of Shares for which Dividends are Paid, Ordinary Shares	113,152,446
Dividend per Share, Ordinary Share	U.S.$ 0.89199

Disclosure of Information on Reserves

Other Reserves consist of Conversion Reserves, Hedge Reserves and Other Reserves. Arauco does not have restrictions associated with these reserves.

Conversion Reserves

This corresponds to a difference in foreign currency translation as compared to Arauco’s subsidiaries that do not use the U.S. Dollar as their functional currency.

Hedge Reserves

This corresponds to the portion of profit or swap net loss coverage existing at Arauco as of December 31, 2009.

Disclosure of other Information

Below are balances of Other Operating Income and Financing Costs as of December 31, 2009 and 2008, respectively.

	January - December
	2009	2008
	ThU.S.$	ThU.S.$
Types of Other Operating Income
Other Operating Income, Total	183,273	104,270
Gain from changes in fair value of biological assets	155,532	65,201
Income from sales of carbon credits	5,836	6,342
Revenue from export promotion	4,568	5,592
Leases collected	4,870	2,287
Payments from Insurance companies	23	8,648
Other operating results	12,444	16,200

Types of Financing Costs
Financing Costs, Total	(193,872)	(175,241)
Interest Expenses	(162,312)	(143,067)
Interest on bank loan	(162,312)	(143,067)
Other financing costs	(31,560)	(32,174)

Below are balances of profit(loss) from the derecognition of non-current assets as of December 31, 2009 and 2008, respectively.

Types of Profit (Loss) from derecognition of Non-current Asset Accounts and Not Held for Sale
Total	(9,362)	(9,086)
Property, plant and equipment	(6,056)	(6,516)
Biological asset	(3,306)	(2,570)

Types of Equity Profit (Loss) from Investments accounted for by the Equity Method
Total	6,621	5,839
Investments in associates	4,084	4,241
Joint ventures	2,537	1,598

NOTE 2. FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS 1)

Arauco’s consolidated financial statements for the year ended December 31, 2009 are the first annual financial statements that comply with IFRS. The Company has applied IFRS 1 in preparing these consolidated financial statements.

Arauco’s transition date is January 1, 2008. The Company prepared its opening IFRS balance sheet at that date. Arauco’s adoption date is January 1, 2009.

To prepare the aforementioned consolidated financial statements in accordance with IFRS 1, all mandatory exemptions and some of the optional exemptions from retrospective application of the IFRS have been applied.

Retrospective exemptions selected by Arauco

(a) Business combination

Arauco has applied the IFRS 1 exemption for business combinations, which allows business combinations prior to the transition date not to be restated. Therefore, business combinations that took place before the transition date of January 1, 2008 have not been restated.

(b) Fair Value or revaluation as deemed cost

At the IFRS transition date, the Company chose fair value with regard to property, plant and equipment of its pulp plants for both Arauco and Constitución in Chile, Misiones in Argentina and its panel plants and sawmills in Brazil, and used fair value as attributed cost, pursuant to IFRS 1.

(i)	Fair Value of Property, Plant and Equipment as Deemed Cost

The total amount of appraised assets corresponding to Property, plant and equipment of pulp plants belonging to both Arauco and Constitución in Chile, Misiones in Argentina and its panel production plants and sawmills in Brazil at the transition date was ThU.S.$1,526,822.

(ii)	Book value adjustments in Property, Plant and Equipment according to previous Chilean generally accepted accounting principles (“Chilean GAAP”).

Appraisal adjustments amounted to ThU.S.$ 800,249

(c) Designation of financial assets and financial liabilities exemption

The Company reclassified various securities as financial assets at fair value through profit and loss.

(d) Employee benefits

The Company has elected to recognize all cumulative actuarial gains and losses as of January 1, 2008.

(e) Cumulative Translation Differences

Arauco has elected to set the previously accumulated cumulative translation differences to zero at January 1, 2008. This exemption has been applied to all subsidiaries in accordance with IFRS 1.

Financial Statements Transition date to IFRS

The transition date to IFRS is January 1, 2008.

Comparative Information for First Time IFRS Adoption

Arauco has considered the year 2008 for comparative purposes in IFRS adoption.

Explanation of IFRS Transition

The Reconciliation Summary below quantifies the impact of IFRS transition on Arauco.

A. Previous GAAP Equity Reconciliation and IFRS Equity at transition date

1. - Reconciliation Summary of consolidated net equity

	12/31/2008	01/01/2008	Note
	ThU.S.$	ThU.S.$
Total net equity according to Chilean Accounting Principles	5,690,914	5,480,420
Property, plant and equipment	862,942	800,249	a)
Consolidation of Special Purpose Entities	62,368	78,960	b)
Biological Assets	(141,203)	44,776	c)
Functional Currency	(126,785)	37,606	d)
Negative Goodwill	93,345	99,338	e)
Minimum Dividend	(88,492)	(214,936)	f)
Financial instruments	23,686	22,521	g)
Deferred taxes	(389,215)	(416,792)	h)
Cumulative effect of other minor concepts	19,676	31,237

Total net equity according to IFRS	6,007,236	5,963,379

2. - Reconciliation Summary of consolidated net result

	12/31/2008	Note
	ThU.S.$
Total net effect according to Chilean Accounting Principles	479,801
Changes in depreciation in property, plant and equipment	59,030	a)
Adjustment for agricultural products at fair value	(165,935)	c)
Adjustment for biological assets at fair value	65,201	c)
Affiliate earnings conversion to functional currency for currencies different to the dollar	(39,674)	d)
Adjustment for deferred taxes as a result of IFRS	19,040	h)
Other non significant adjustments	(12,418)

Total net effect according to IFRS	405,045

Adjustment for conversion	(148,469)	i)
Associated adjustment	(3,015)	i)

Total integral results according to IFRS	253,561

Description of adjustments

(a) Property, plant and equipment adjustment

The Company has applied the fair value as deemed cost exemption to pulp plants, land, buildings, and equipment owned in both Arauco and Constitución in Chile, Misiones in Argentina, and the panel plant and sawmill in Brazil. This adjustment increased equity. As a result of this change in value, and the modification of their useful life and residual values of these assets, depreciation for the period was also impacted. Further, given the fact that depreciation is included within the cost of inventories, this cost was also modified.

The fair value of the assets, where the fair value as deemed cost method was applied, amounted to ThU.S.$ 1,526,822 at January 1, 2008.

(b) Consolidation of special purpose entities

Under IFRS, as determined by IAS 27 Consolidated and separate financial statements and SIC 12 Consolidation – special purpose entities, Arauco consolidated the assets and liabilities of Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. because it was determined that control exists even when there is no percentage of participation in the property of such entities, unlike the requirements of Chilean GAAP. The consolidation of this entity had an impact on equity. The assets and liabilities assumed include the following:

	12/31/2008	01/01/2008
	ThU.S.$	ThU.S.$
Property, plant and equipment	56,758	56,838
Biological assets	171,284	229,714
Other assets	22,004	7,658
Financial liabilities	(187,678)	(215,250)

Total	62,368	78,960

(c) Biological assets adjustment

Management decided that future cash flows shall be the criteria to be used to determine the fair value of biological assets under IFRS. This differs from criteria used under Chilean GAAP where biological assets were valued using standard commercial margins for forests with harvesting volume and plantation costs for biological assets with no harvesting volume.

Under IFRS, biological growth is recognized within the income statement, impacting earnings at each ending period. Furthermore, given the change in the value of biological assets, the cost of inventories has also been impacted.

(d) Functional currency adjustment

This adjustment is comprised of the following:

Impact within equity	12/31/2008	01/01/2008
	ThU.S.$	ThU.S.$
Historical dollar conversion (i)	41,331	41,331
Functional currency of subsidiaries in Brazil (ii)	(168,116)	(3,725)

Total	(126,785)	37,606

(i)	The Company determined that the functional currency for the majority of the its subsidiaries is the U.S. Dollar, and proceeded to convert all its non-monetary assets and liabilities, particularly those related to Property, plant and equipment, to U.S. Dollars, using historical exchange rates at the time of the construction or acquisition of the assets.

(ii)	The Brazilian Real was determined to be the functional currency for subsidiaries in Brazil. Under Chilean GAAP these companies used the U.S. Dollar as their functional currency. For this reason, the subsidiaries in Brazil adjusted their assets, liabilities, equity and results from historical U.S. Dollars to historical Reales. This change in functional currency has an impact on the accumulated translation differences account within equity and on the determination and conversion of the results of the period.

(e) Negative goodwill adjustment

Under Chilean GAAP, negative goodwill was recorded within the balance sheet and amortized to profit and loss. Under IFRS, negative goodwill is recorded in income. Accordingly, at the transition date previously recorded negative goodwill was adjusted against the accumulated results.

(f) Minimum dividend adjustment

Article No. 79 of the Private Limited Companies of Chile Act provides that, unless otherwise unanimously agreed or adopted by the shareholders, shares-stock as a dividend must distribute annually in cash to shareholders, in proportion to their shares or in the proportion established by the statutes if any preferred shares, at least 30% of net profits for the current year, except where necessary to absorb accumulated losses from prior years.

The General Shareholders’ Meeting of Arauco resolved to maintain the dividend at 40% of net distributable profit.

(g) Financial instruments adjustment

Impact within equity	12/31/2008	01/01/2008
	ThU.S.$	ThU.S.$
Derivative valuation adjustment (swap) (i)	12,594	9,750
Present value of liabilities (ii)	9,011	10,099
Bonds obligation at effective rate (iii)	2,081	2,672

Total	23,686	22,521

(i)	This derivative is recorded as a hedging instrument under Chilean GAAP. However, under IFRS hedge accounting has not been applied and, therefore this derivative has been recorded within earnings.

Assets and liabilities at fair value through profit or loss at January 01, 2008 correspond to derivative contracts and mutual funds. The fair value amount of these instruments is detailed in the first table of Note 23. Chilean GAAP considers the derivative instruments as hedging instruments for existing items and expected transactions. Derivatives of existing items were recognized in results when they involve a loss and in liability if they involved an unrealized profit. Expected derivative transactions were directly recorded in results (realized and unrealized). Investments in mutual funds are valued at the respective value of shares at the closing date of each year, which does not generate differences to fair value under IFRS.

(ii)	Funding acquired with the government of Paraná from the subsidiary Placas do Paraná S.A., which payment is deferred in the long term.

(iii)	Under Chilean GAAP, interest is accrued using the nominal interest rate. Under IAS 39 Financial instruments: recognition and measurement, financial liabilities not at fair value through profit and loss must be valued using the effective interest method.

(h) Deferred tax adjustment

Impact within equity	12/31/2008	01/01/2008
	ThU.S.$	ThU.S.$
Deferred taxes from IFRS adjustments (i)	(323,398)	(350,413)
Elimination of complementary accounts (ii)	(3,009)	(3,571)
Unrecognized deferred taxes for biological assets (iii)	(62,808)	(62,808)

Total	(389,215)	(416,792)

(i)	Corresponds to deferred taxes arising from assets and liabilities adjustments to IFRS, which constitute a temporary difference between financial basis and taxable basis. The main components are the following:

Deferred taxes	12/31/2008	01/01/2008
	ThU.S.$	ThU.S.$
Deferred tax adjustment to functional currency of Chilean companies	(7,026)	(7,026)
Deferred taxes for adjustment to property, plant and equipment valuation	(309,113)	(305,298)
Deferred taxes for biological assets valuation	(8,757)	(33,444)
Deferred taxes for derivative instrument (Swap) adjustment at fair value	(1,161)	(1,658)
Deferred taxes for other IFRS adjustments	2,659	(2,987)

Total	(323,398)	(350,413)

(ii)	Under Chilean GAAP, all temporary differences arising prior to the year 1999 were recorded against “complementary accounts”. These accounts would then reverse when the related temporary difference would reverse. Under IFRS, these “complementary accounts” are not allowed and, therefore must be adjusted against retained earnings.

(iii)	Certain deferred taxes related to biological assets were exempt from being recognized under Chilean GAAP. Under IFRS, these temporary differences must be recognized.

i) In accordance with IFRS, Comprehensive Results include components of Other Comprehensive Results, namely Translation Adjustments caused by subsidiaries and affiliates using a functional currency different from the U.S. Dollar and due to adjustments in associates caused by variations in associates equity. Under Chilean GAAP these results were only reported as equity variations and were not part of the Income Statement.

Reconciliation of Statement of Cash Flow, effect of the transition to IFRS for the last period of the Company’s most recent annual financial statements and its cash and cash equivalents under IFRS for the same period.

As at 12/31/2008
(ThU.S. $)
Net Cash Flow according to Chilean accounting principles	167,089

Net Cash Flow from (Used in):
Operating Activities	(19,266)
Investing Activities	70,054
Financing Activities	(51,211)
Net Increase (Decrease) in Cash and Cash Equivalents	(423)
Cash and Cash Equivalent Opening Balance	642

Cash and Cash Equivalents, Reported in the Cash Flow Statement, Closing Balance	167,308

The total items that make up the Reconciliation of Cash Flow Statements presented in the above table correspond to special purpose entity Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A., which were consolidated under IFRS. All Forestry sales from Forestal Río Grande S.A. to the Arauco’s forest companies were eliminated in Arauco’s consolidation.

B. U.S. GAAP Equity Reconciliation and IFRS Equity at transition date

1. - Reconciliation Summary of consolidated net equity

	12/31/2008	01/01/2008	Note
	ThU.S.$	ThU.S.$
Total net equity according to U.S. GAAP	4,067,860	3,980,744
Property, plant and equipment	1,053,528	940,133	a)
Biological Assets	1,524,872	1,700,399	b)
Investment in associates through equity method	15,394	13,953	c)
Deferred taxes	(691,880)	(721,302)	d)
Cumulative effect of other minor concepts	37,462	49,452

Total net equity according to IFRS	6,007,236	5,963,379

2. - Reconciliation Summary of consolidated net income

	12/31/2008	Note
	ThU.S.$
Total integral income according to U.S. GAAP	290,013
Changes in depreciation in property, plant and equipment	50,414	a)
Adjustment for agricultural products at fair value	(179,606)	b)
Adjustment for biological assets at fair value	64,742	b)
Adjustment for deferred taxes as a result of IFRS	12,757	d)
Impairment in property, plant and equipment Brazil	59,966	e)
Other non-significant adjustments	(8,613)

Total net effect according to IFRS	289,673

Adjustment for conversion	(33,097)	f)
Investments in associates adjustment	(3,015)	f)

Total integral results according to IFRS	253,561

Description of adjustments

(a) Property, plant and equipment adjustment

The Company has applied the fair value as deemed cost exemption to pulp plants, land, buildings, and equipment owned by both Arauco and Constitución in Chile, Misiones in Argentina, and the panel plant and sawmill in Brazil. This adjustment increased equity. As a result of this change in value, and the modification of their useful life and residual values, depreciation for the period was also impacted. Further, given the fact that depreciation is included within the cost of inventories, this cost was also modified.

The fair value of the assets, where the fair value as deemed cost method was applied, amounted to ThU.S.$ 1,526,822 at January 1, 2008.

(b) Biological assets adjustment

Management decided that future cash flows shall be the criteria to be used to determine the fair value of biological assets under IFRS. This differs from the criteria used under U.S. GAAP, which values biological assets at historical cost.

Under IFRS, biological growth is recognized within the income statement, impacting earnings at each ending period. Further, given the change in the value of biological assets, the cost of inventories has also been impacted.

(c) Investment in associates through equity method

Due to the adoption of IFRS by companies in which Arauco has investments, the net equity of these companies changed. Correspondingly, the respective net equity values of these investments were adjusted.

(d) Deferred tax adjustment

This refers to deferred taxes arising from assets and liabilities adjustments to IFRS, which constitute a temporary difference between financial basis and taxable basis. The main components are the following:

Deferred taxes	12/31/2008	01/01/2008
	ThU.S.$	ThU.S.$
Deferred taxes for adjustment to property, plant and equipment valuation	(300.214)	(273.012)
Deferred taxes for biological assets valuation	(394.380)	(435.124)
Deferred taxes for other IFRS adjustments	2.714	(13.166)

Total	(691.880)	(721.302)

(e) Impairment in property, plant and equipment Brazil

This refers to a reverse of an impairment loss on property, plant and equipment in Brazil, since, as stated in subsection a), the fair value as deemed cost exemption was applied with respect to the land, buildings, plants and equipment of the panel plant and sawmill in Brazil, which lowered the value of these assets to ThU.S.$59,966. The lowest value was recorded in the U.S. GAAP results for the year 2008 as an impairment loss of assets.

(f) This refers to the difference in Comprehensive Income, including the components of Other Comprehensive Income which are Translation Adjustments caused by subsidiaries and affiliates controlled in a functional currency different from the U.S. dollar and due to adjustments in associates caused by variations in associate equity.

Reconciliation of Statement of Cash Flow, effect of the transition to IFRS for the last period of the Company’s most recent annual financial statements and its cash and cash equivalents under IFRS for the same period.

As at 12/31/2008
(ThU.S. $)
Total Net Cash Flow Statement according to USGAAP	18,665

Fixed term deposits	72.195
Mutual funds	59.276
Other cash and cash equivalent	17.172

Total Net Cash Flow Statement according to IFRS	167,308

NOTE 3. INVENTORIES (IAS 2)

Components of Inventory	12/31/2009	12/31/2008	01/01/2008
	ThU.S.$	ThU.S.$	ThU.S.$
Raw Materials	85,706	113,614	120,139
Production Supplies	55,764	46,206	50,394
Work in progress	26,154	38,610	22,628
Finished goods	335,234	395,405	260,839
Other Inventories	117,200	97,371	75,478
Total Inventories	620,058	691,206	529,478

As of December 31, 2009, a cost of sales of inventories of ThU.S.$ 2,064,372 was recognized (ThU.S.$2,221,070 at December 31, 2008).

As of December 31, 2009, a net increased provision for obsolescence and adjustment to net realizable value of ThU.S.$ 543 was recognized ( a net decreased provision of ThU.S.$ 84 was recognized as of December 31, 2008).

The obsolescence provision amounted to ThU.S.$7,524 at December 31, 2009 (ThU.S.$6,981 at December 31, 2008).

As of the date of the issuance of these consolidated financial statements, no inventories have been pledged as collateral or guarantees.

NOTE 4. CASH FLOW STATEMENT (IAS 7)

Cash and cash equivalents includes cash flow, bank account balances, fixed term deposits, repurchase agreements and mutual funds. They are short-term investments that are readily convertible into cash, and are subject to an immaterial change in value.

The objective of fixed term deposits is to maximize earnings on short-term cash flow surpluses. This instrument is authorized by Arauco’s Investment Policy, which establishes a mandate that allows investments in fixed income securities. In general, these instruments have a maturity period of less than ninety days.

Arauco invests in local mutual funds to maximize the profitability of cash flow surpluses in Chilean Pesos, or in international mutual funds in foreign currencies such as U.S. Dollars or Euros. These instruments are acceptable under Arauco’s Investment Policy.

As of the date of these consolidated financial statements, there are no significant amounts of cash or cash equivalents that are freely available.

Components of Cash and Cash Equivalents	12/31/2009	12/31/2008	01/01/2008
	ThU.S.$	ThU.S.$	ThU.S.$
Cash on hand	244	147	94
Banks	28,756	18,515	37,413
Short term deposit	281,873	72,198	36,260
Mutual funds	223,326	59,276	194,105
Other cash and cash equivalents	0	17,172	0
Total	534,199	167,308	267,872

Reconciliation of Cash and Cash Equivalents
Bank overdraft used for cash management	0	0	0
Other reconciliations items, cash and cash equivalents	0	0	0
Reconciliation of Cash and Cash Equivalent items, Total	0	0	0
Cash and cash equivalents	534,199	167,308	267,872
Cash and cash equivalents, reported in the Cash Flow Statement	534,199	167,308	267,872

The following tables detail the value of the cost of the investment in Savitar (Forestal Talavera S.A.) dated June 30, 2009 and Arauco do Brasil S.A. (ex-Tafisa Brazil) dated August 26, 2009 (see Note 14), and the net value of assets and liabilities of each acquired entity, discounting both the amount of cash and cash equivalents acquired in order to distinguish those cash flows from those that arise from other operating, investing or financing activities.

Purchase of Investments	ThU.S.$
Acquisition: Tafisa Brasil S.A. (currently named Arauco do Brasil S.A.)
Cash paid for acquisitions and cash equivalents	166,977
Cash and cash equivalents held by acquired entities	(2,891)
Net cash paid to acquire entities	164,086

ThU.S.$
Net Assets less Cash and Cash equivalents of acquired entity (see Note 14)	107,429

Purchase of Investments	ThU.S.$
Acquisition: Savitar (Forestal Talavera S.A.)
Cash paid for acquisitions and cash equivalents	10,131
Sum of Cash and cash equivalents held by acquired entities	(106)
Net cash paid to acquire entities	10,025

ThU.S.$
Net Assets less Cash and Cash equivalents of acquired entity (see Note 14)	12,367

NOTE 5. ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES (IAS 8)

Changes in Accounting Policies

Accounting policies adopted in the preparation of these consolidated financial statements are applied as required by IFRS 1. These policies have been designed in accordance with IFRS in effect as of December 31, 2009 and applied uniformly to all items presented in these consolidated financial statements.

Standards adopted by the Company in Advance

IAS 27 (Revised), Consolidated and individual financial statements - Modifications arising from changes in IAS 3, adopted in the year 2009.

IAS 3 (Revised), Business combinations, adopted in the year 2009.

NOTE 6. TAXES (IAS 12)

The tax rate applicable to the major companies in which Arauco participates is 17% in Chile, 35% in Argentina and 34% in Brazil.

Deferred Tax Assets

Arauco estimates that the projections of future earnings in the subsidiaries, that have generated tax losses allow the recovery of these assets.

The following table details deferred tax assets:

Deferred Tax Assets	12/31/2009	12/31/2008	01/01/2008
	ThU.S. $	ThU.S. $	ThU.S. $
Deferred Tax Assets relative to Provisions	3,759	2,602	2,029
Deferred Tax Assets relative to accrued liabilities	6,340	5,226	2,015
Deferred Tax Assets relative to Post-Employment obligations	4,677	3,498	3,750
Deferred Tax Assets relative to Restatement of Property, Plant and equipment	3,065	2,820	1,966
Deferred Tax Assets relative to Financial Instruments Restatements	1,913	2,670	1,192
Deferred Tax Assets relative to tax losses	53,292	36,613	33,272
Valuation of biological assets	11,424	16,344	20,911
Valuation of inventory	1,939	1,850	2,084
Income provision	2,571	4,365	3,977
Trade debtors and receivables	4,878	6,562	3,248
Intangible revaluation differences	10,584	0	0
Deferred Tax Assets relative to Others	5,318	4,671	6,851

Deferred Tax Assets Total	109,760	87,221	81,295

As of the date of the present financial statement some of Arauco’s subsidiaries show tax losses of ThU.S.$241,596 as compared to ThU.S.$165,585 as of December 31, 2008 which are mainly due to operational and financial losses.

Deferred Tax Liability

Deferred tax liability corresponds to income tax amounts payable in future periods related to taxable temporary differences.

Currently, Arauco has not recognized deferred taxes associated with temporary differences arising from investments in subsidiaries, because the Company controls the date on which the temporary differences will be reversed and/or it is not likely that those differences will change in the foreseeable future.

The following table details deferred tax liabilities:

Deferred Tax Liabilities	12/31/2009	12/31/2008	01/01/2008
	ThU.S. $	ThU.S. $	ThU.S. $
Deferred Tax Liabilities relative to Restated Property, Plant and equipment	682,540	571,804	563,077
Deferred Tax Liabilities relative to Financial Instrument restatement	7,704	6,226	2,105
Valuation of biological asset	508,285	464,775	494,587
Valuation of inventory	10,001	15,188	13,836
Valuation of prepaid expenses	27,006	25,244	10,518
Deferred Tax Liabilities relative to Others	20,554	9,156	9,474

Deferred Tax Liabilities Total	1,256,090	1,092,393	1,093,597

From the deferred tax assets and deferred tax liabilities listed in the above tables, approximately ThU.S.$20,028 and ThU.S.$83,729, respectively, will be used during the financial year 2010.

Temporary Differences

The following tables summarize current asset and liability timing differences at December 31, 2009, and December 31, 2008:

	12/31/2009		12/31/2008		01/01/2008
Detail of Types of Deferred Tax Temporary Differences	Deductible Difference	Taxable Difference	Deductible Difference	Taxable Difference	Deductible Difference	Taxable Difference
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred Tax Assets	56,468	0	50,608	0	48,023	0
Tax Loss	53,292	0	36,613	0	33,272	0
Deferred Tax Liabilities	0	1,256,090	0	1,092,393	0	1,093,597
Total	109,760	1,256,090	87,221	1,092,393	81,295	1,093,597

Detail of Temporary Difference Profit and Loss Amounts	2009	2008
	ThU.S.$	ThU.S.$
Deferred Tax Assets	2,037	3,793
Tax Loss	9,400	14,081
Deferred Tax Liabilities	(41,438)	(34,042)

Total	(30,001)	(16,168)

Income Tax Expenditure (Income)

Income Tax Expenditure consists of the following:

Expense due to Current Income Taxes on Earnings	2009	2008
	ThU.S.$	ThU.S.$
Current income tax expense	(32,147)	(96,747)
Tax benefit arising from unrecognized tax assets previously used to reduce tax expense	6,526	12,586
Previous period current tax adjustments	2,597	3,113
Other current tax expenses	(512)	(828)

Current Tax Expenses, Net, Total	(23,536)	(81,876)

Deferred expense (income) from taxes relative to the creation and reversion of temporary differences	(39,401)	(30,235)
Tax benefit arising from unrecognized tax assets previously used to reduce expenses due to deferred taxes	9,400	14,081
Other deferred tax expenses	0	(14)
Deferred Tax Expenses, Net, Total	(30,001)	(16,168)

Income (expense) due to Income Tax Total	(53,537)	(98,044)

The following table details the income tax for foreign and national companies as at December 31:

	2009	2008
	ThU.S.$	ThU.S.$
Foreign current tax	(20,350)	(41,562)
National current tax	(3,186)	(40,314)
Current tax, Total	(23,536)	(81,876)
Foreign deferred tax	1,033	8,508
National deferred tax	(31,034)	(24,676)
Deferred tax, Total	(30,001)	(16,168)

Income (expense) due to Income Tax, Total	(53,537)	(98,044)

Income Tax Expenditure Reconciliation using the Effective Rate method

Income tax expenditure reconciliation is as follows:

Reconciliation of Tax Expenses using the Legal Rate with Tax Expenses using the Effective Rate	2009	2008
	ThU.S.$	ThU.S.$
Tax Expense Using Legal Rate	(60,891)	(85,525)
Tax effect of rates in other jurisdictions	(16,669)	(16,926)
Tax effect of non taxable ordinary income	27,596	25,688
Tax effect of non tax deductible expenses	(14,846)	(38,169)
Tax Effect of Excess Tax for Previous Periods	2,597	3,113
Other Increases (Decreases) Legal Taxes	8,676	13,775

Adjustment to Tax Expense using the Legal Rate, Total	7,354	(12,519)

Tax Expenses Using the Effective Rate	(53,537)	(98,044)

The deferred taxes related to financial hedging instruments, corresponds to ThU.S.$ 987 at December 31, 2009, which is presented net in Hedge reserves under Changes in Net Equity. As of December 31, 2008, there were no financial hedging instruments, and therefore no deferred taxes related to financial hedging instruments.

NOTE 7. PROPERTY, PLANT AND EQUIPMENT (IAS 16)

	12/31/2009	12/31/2008	01/01/2008
	ThU.S.$	ThU.S.$	ThU.S.$
Properties, Plant and Equipment, Net
Construction in progress	433,269	348,417	171,441
Land	743,950	689,900	716,863
Buildings	1,355,202	1,307,391	1,340,117
Plant and equipment	2,331,038	2,172,162	2,279,473
Information technology equipment	18,178	18,621	15,699
Fixed facilities and accessories	5,208	4,755	5,681
Motorized vehicles	9,791	9,569	11,405
Others	73,117	65,156	68,962

Total Net	4,969,753	4,615,971	4,609,641

Properties, plant and equipment, Gross
Construction in progress	433,269	348,417	171,441
Land	743,950	689,900	716,863
Buildings	2,372,036	2,254,927	2,230,408
Plant and equipment	4,062,726	3,614,148	3,598,539
Information technology equipment	42,992	41,694	39,287
Fixed facilities and accessories	18,676	17,521	17,735
Motorized vehicles	31,066	20,539	20,937
Others	108,306	89,724	91,511

Total Gross	7,813,021	7,076,870	6,886,721

Accumulated depreciation and impairment
Buildings	(1,016,834)	(947,536)	(890,291)
Plant and equipment	(1,731,688)	(1,441,986)	(1,319,066)
Information technology equipment	(24,814)	(23,073)	(23,588)
Fixed facilities and accessories	(13,468)	(12,766)	(12,054)
Motorized vehicles	(21,275)	(10,970)	(9,532)
Others	(35,189)	(24,568)	(22,549)

Total	(2,843,268)	(2,460,899)	(2,277,080)

Description of Property, Plant and Equipment Pledged as Guarantee

Regarding Forestal Río Grande S.A, an affiliate of Fondo de Inversión Bío Bío, a special purpose entity, we note that in October 2006, first and second mortgages were executed in favor of JPMorgan Chase Bank N.A. and Arauco, respectively, which prohibited the sale of any property currently belonging to the aforementioned special purpose entity, in order to ensure fulfillment of payments to Fondo de Inversión Bío Bío.

In September 2007, Forestal Río Grande S.A acquired real estate in Yungay, located in Chile’s Region VIII, for which the company executed a first mortgage with prohibition to sell and encumber in favor of, among others, JPMorgan. Similarly, a second mortgage with prohibition to sell and encumber was executed in favor of Arauco.

	12/31/2009	12/31/2008	01/01/2008
	ThU.S$	ThU.S$	ThU.S$
Collateral amount of property, plant and equipment	56,799	56,758	56,411

Commitments for project disbursements or for the acquisition of property, plant and equipment

	12/31/2009	12/31/2008	01/01/2008
	ThU.S$	ThU.S$	ThU.S$
Amount committed for the acquisition of property, plant and equipment	187,441	212,155	160,600

	12/31/2009	12/31/2008
	ThU.S$	ThU.S$
Disbursements for property, plant and equipment under construction	196,271	212,155

Movement on Property, Plant and Equipment

The following tables detail the movement of Property, Plant and Equipment at December 31, 2009 and December 31, 2008:

Movement of Fixed Assets	Construction in Progress	Land	Buildings	Plant and equipments	IT Equipment	Fixed Facilities and Accessories	Motorized Vehicles	Other Property, Plant and Equipment	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01/01/2009	348,417	689,900	1,307,391	2,172,162	18,621	4,755	9,569	65,156	4,615,971
Changes
Additions	196,271	36,550	8,023	19,792	73	16	1,607	5,161	267,493
Acquisitions through business combination	4,951	5,548	44,364	192,216	0	0	458	5,870	253,407
Dispositions	(212)	(181)	(110)	(1,003)	(177)	(114)	(425)	(942)	(3,164)
Discontinuation of consolidation by the formation of joint venture registered under the equity method (note 15-16)	0	(32,014)	0	(27)	0	0	0	0	(32,041)
Withdrawals	(1,520)	(1,265)	(82)	(2,805)	(3)	(55)	(23)	(1,233)	(6,986)
Depreciation costs	0	0	(57,570)	(153,400)	(1,859)	(273)	(2,050)	(5,941)	(221,093)
Impairment loss recognized in the Income Statement	0	0	(1,416)	(1,694)	0	0	0	0	(3,110)
Exchange rate increase (decrease) of foreign currency	1,528	42,315	11,684	38,296	1	0	454	4,998	99,276
Other increase/decrease	(116,166)	3,097	42,918	67,501	1,522	879	201	48	0
Total Changes	84,852	54,050	47,811	158,876	(443)	453	222	7,961	353,782
Closing balance 12/31/2009	433,269	743,950	1,355,202	2,331,038	18,178	5,208	9,791	73,117	4,969,753

Movement of Fixed Assets	Construction in Progress	Land	Buildings	Plant and equipments	IT Equipment	Fixed Facilities and Accessories	Motorized Vehicles	Other Property, Plant and Equipment	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01/01/2008	171,441	716,863	1,340,117	2,279,473	15,699	5,681	9,411	70,956	4,609,641
Changes
Additions	212,155	11,174	23,333	27,542	4,386	228	988	5,675	285,481
Dispositions	0	(476)	(37)	(3,053)	(24)	(2)	133	(3,052)	(6,511)
Withdrawals	(52)	0	0	(1,476)	0	0	0	0	(1,528)
Depreciation costs	0	0	(60,043)	(131,907)	(1,691)	(1,259)	(872)	(4,274)	(200,046)
Exchange rate increase (decrease) of foreign currency	(4,076)	(37,661)	(7,045)	(18,029)	(12)	(4)	(90)	(4,149)	(71,066)
Other increase/decrease	(31,051)	0	11,066	19,612	263	111	(1)	0	0
Total Changes	176,976	(26,963)	(32,726)	(107,311)	2,922	(926)	158	(5,800)	6,330
Closing balance 12/31/2008	348,417	689,900	1,307,391	2,172,162	18,621	4,755	9,569	65,156	4,615,971

The depreciation charged to income at December 31, 2009 and December 31, 2008 is as follows:

Depreciation for the year	12/31/2009	12/31/2008
	ThU.S.$	ThU.S.$
Cost of sale	190,945	177,054
Administration expenses	13,119	9,842
Other operating expenses	3,347	2,360
Total	207,411	189,256

The useful lives of property, plant and equipment according to expected use of the assets are as follows:

		Minimum	Maximum	Average
Buildings	Useful Life in Years	17	85	39
Plant and equipment	Useful Life in Years	8	61	29
Information technology equipment	Useful Life in Years	4	18	5
Fixed facilities and accessories	Useful Life in Years	10	22	10
Motorized vehicles	Useful Life in Years	7	18	9
Others properties, plants and equipment	Useful Life in Years	5	12	11

NOTE 8. LEASES (IAS 17)

When assets are leased under a finance lease, the current value of lease payments is treated as a receivable. The difference between the gross payment to be charged and the current value of said payment is shown as capital return.

Disclosure of Finance Leases Classified by Type of Asset, Leases

	12/31/2009	12/31/2008	01/01/2008
	ThU.S.$	ThU.S.$	ThU.S.$
Property, Plant & Equipment Financial Leasing	608	12,208	12,303
Net Leased Buildings (Finance Lease)	0	12,208	12,303
Plant and Equipment under Financial Leasing, Net	608	0	0

Reconciliation of Finance Lease Minimum Payments, Lessee

	12/31/2009
Finance Lease	Gross	Interest	Present Value
	ThU.S.$	ThU.S.$	ThU.S.$
Due within one year	381	20	361
Due within one and five years	253	6	247
Due beyond five years	0	0	0
Total	634	26	608

	12/31/2008
Minimum lease payments, lease payment obligations	Gross	Interest	Present Value
	ThU.S.$	ThU.S.$	ThU.S.$
Due within one year	1,409	15	1,394
Due within one and five years	0	0	0
Due beyond five years	0	0	0
Total	1,409	15	1,394

	01/01/2008
Finance Lease	Gross	Interest	Present Value
	ThU.S.$	ThU.S.$	ThU.S.$
Due within one year	2,110	65	2,045
Due within one and five years	1,570	18	1,552
Due beyond five years	0	0	0
Total	3,680	83	3,597

Leasing obligations that accrue interest are presented in this Consolidated Balance Sheet under Current and Non-current Loans depending on the maturities stated above.

Reconciliation of Finance Lease Minimum Payments, Lessor

	12/31/2009
Minimum Finance Lease Payments Receivable, Finance Lease	Gross	Interest	Present Value
	ThU.S.$	ThU.S.$	ThU.S.$
Due within one year	4,860	545	4,315
Due within one and five years	7,940	490	7,450
Due beyond five years	0	0	0
Total	12,800	1,035	11,765

	12/31/2008
Minimum Finance Lease Payments Receivable, Finance Lease	Gross	Interest	Present Value
	ThU.S.$	ThU.S.$	ThU.S.$
Due within one year	3,429	266	3,163
Due within one and five years	5,021	244	4,777
Due beyond five years	0	0	0
Total	8,450	510	7,940

	01/01/2008
Minimum Finance Lease Payments Receivable, Finance Lease	Gross	Interest	Present Value
	Th U.S.$	Th U.S.$	Th U.S.$
Due within one year	4,435	423	4,012
Due within one and five years	1,775	34	1,741
Due beyond five years	0	0	0
Total	6,210	457	5,753

Accounts receivable in leasing are presented in the Consolidated Balance Sheet under Trade Receivables and Other current and non-current Accounts Receivables depending on the maturities stated above.

Significant Finance Lease Agreements

Arauco holds finance leases as a lessor and lessee detailed within the previous tables, and therefore, there are no contingent payments or restrictions to note.

NOTE 9. ORDINARY REVENUE RECOGNITION (IAS 18)

(a) Policy on Revenue recognition from to the Sale of Goods

Revenue from the sale of goods is recognized when an Arauco entity has transferred to the buyer the significant risks and rewards of ownership, when the amount of revenue can be reliably measured, when Arauco cannot influence the management of the sold goods and when it is probable that the economic benefits associated with the transaction will flow to the entity.

Sales are recognized in terms of the arranged price stated within the sales contract, net of volume discounts and estimated refunds at the date of the sale. Volume discounts are evaluated in terms of estimated annual purchases. There is no significant financing component given that receivables for sales are collected within a low average time period, which is in line with market practices.

(b) Policy on Revenue recognition from to Rendering of Services

Arauco has leases and pest control services whose incomes are derived from fixed price service contracts, generally recognized during the period of the service contract on a straight-line basis throughout the duration of the contract.

Types of Ordinary Revenue	2009	2008
	ThU.S.$	ThU.S.$
Sale of goods	3,027,796	3,587,901
Service Contracts	85,249	125,992
Total	3,113,045	3,713,893

NOTE 10. EMPLOYEE BENEFITS (IAS 19)

Disclosure of Termination Benefits

This refers to severance payment obligations for years of service due to termination of service contracts that arise from benefits stated within work contracts and/or as severance payments stated in the Labor Law. According to IFRS these are considered post-employment benefits.

Description of Recognized Termination Benefits

This is an estimate of the years of service-based severance payments to be recognized as a future termination payment liability, according to in force work contracts held with workers and pursuant to actuarial valuation criteria for this type of liability.

The main factors considered for calculating the actuarial value of severance payments for years of service are employee turnover, salary increases and life expectancy of the workers included in this benefit.

Types of Benefits and Expenses by Employee

Types of Benefits Expenses by Employee	2009	2008
	ThU.S.$	ThU.S.$
Personnel Expenses	196,853	195,294
Wages and salaries	190,821	186,925
Compensation for years of service	6,032	8,369

The following tables detail the balances and the movement of Payments for years of service provisioned at December 31, 2009 and 2008.

	12/31/2009	12/31/2008	01/01/2008
	ThU.S.$	ThU.S.$	ThU.S.$
Recognized liability amount for termination benefits, current	2,372	2,188	2,478
Recognized liability amount for termination benefits, non-current	25,295	18,109	19,445

Total	27,667	20,297	21,923

Movement in termination benefits	12/31/2009	12/31/2008
	ThU.S.$	ThU.S.$
Opening balance	20,297	21,923
Current service cost	840	727
Interest cost	2,083	1,377
Gain (losses) actuarial	(575)	2,516
Benefits paid	(757)	(833)
Increase (decrease) for currency exchange	5,779	(5,413)
Closing balance	27,667	20,297

NOTE 11. EFFECT OF FOREIGN CURRENCY EXCHANGE RATE VARIATIONS (IAS 21)

The functional currency of Brazilian subsidiaries and associate companies is the Brazilian Real. Therefore, their individual financial statements have been expressed in the presentation currency as follows:

(i)	Assets and liabilities for each balance sheet are translated at the closing exchange rate;

(ii)	Incomes and expenses for each income statement are translated at the average monthly exchange rate, given that to date this average has been a fair estimate of the cumulative effect of the exchange rates at the time of the transactions;

(iii)	All the resulting exchange differences are recognized as a separate component of net equity.

In consolidation, the exchange rate differences arising from the translation of a net investment in companies that use currencies other than the U.S. Dollar, and those from loans and other instruments in foreign currencies recognized as hedging these investments, are assigned to net equity.

	2009	2008
	ThU.S.$	ThU.S.$
Exchange differences recognized in profit and loss, except for financial instruments measured at fair value through profit and loss	17,632	(67,778)
Accumulated translation adjustments	177,480	(148,469)

NOTE 12. BORROWING COSTS (IAS 23)

Arauco capitalized interest on existing investment projects. For the recording of this capitalization Arauco estimated the average rate of loans to finance these investment projects.

Property, plant and equipment capitalized cost	2009	2008
	ThU.S.$	ThU.S.$
Property, plant and equipment capitalized interest cost rate	5.90%	6.12%
Amount of the capitalized interest cost, property, plant and equipment	11,570	9,053

NOTE 13. RELATED PARTIES (IAS 24)

Related Party Disclosure

Related parties are those companies as defined in IAS 24 and under the standards of the Chilean Securities Commission and Limited Company Law as related parties.

Outstanding balances with related parties at closure of each period correspond mainly to regular commercial operations negotiated in Chilean Pesos, where collection or payment deadlines do not often exceed 30 days and in general do not have adjustment or interest clauses.

At the date of these consolidated financial statements there are no provisions for doubtful debts and no guarantees provided or associated with inter-company balances.

Name of Group’s Main Controller

The ultimate controllers of the Company are Mrs. Maria Noseda Zambra de Angelini, Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through Inversiones Angelini y Cia. Ltda.

Name of the Intermediate Controlling Entity that Prepares Financial Statements for Public Use

Empresas Copec S.A.

Salaries Received by Key Management Personnel by Category

Key personnel salaries including directors, managers and sub-managers consist of a fixed monthly rate, where eventually an annual discretionary bonus may exist.

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Transactions with related parties are performed under market conditions.

Detail of Relationship between Parent Company and Subsidiary

		% Share 12/31/2009			% Share 12/31/2008
ID Nº	Company Name	Direct	Indirect	Total	Direct	Indirect	Total
—	Agenciamiento Y Servicios Profesionales S.A. (Mexico)	0.0020	99.9966	99.9986	0.0020	99.9966	99.9986
—	Alto Parana S.A. (Argentina)	0	99.9762	99.9762	0	99.9762	99.9762
—	Arauco Australia S.A. (Australia)	0	99.9986	99.9986	0	0	0
—	Arauco Colombia S.A. (Colombia)	1.5000	98.4976	99.9976	1.5000	98.4976	99.9976
—	Arauco Denmark Aps (Denmark)	0	99.9991	99.9991	0	99.9991	99.9991
96765270-9	Arauco Distribucion S.A.	0	99.9992	99.9992	0	99.9992	99.9992
—	Arauco Do Brasil S.A. (Brazil)	0	99.9986	99.9986	0	0	0
—	Arauco Ecuador S.A. (Ecuador)	0.1000	99.8986	99.9986	0.1000	99.8986	99.9986
—	Arauco Florestal Arapoti S.A. (Brazil)	0	79.9989	79.9989	0	79.9989	79.9989
—	Arauco Forest Brasil S.A. (Brazil)	33.7137	66.2851	99.9988	33.7137	66.2851	99.9988
—	Arauco Forest Products B.V. (Holland)	0	99.9991	99.9991	0	99.9991	99.9991
96547510-9	Arauco Generacion S.A.	98.0000	1.9985	99.9985	98.0000	1.9985	99.9985
—	Arauco Honduras S. De R. L. De C.V. (Honduras)	0	0	0	0.0616	99.9370	99.9986
96563550-5	Arauco Internacional S.A.	98.0377	1.9609	99.9986	98.0377	1.9609	99.9986
—	Arauco Peru S.A. (Peru)	0.0013	99.9973	99.9986	0.0013	99.9973	99.9986
—	Arauco Wood Products, Inc. (USA)	0.3953	99.6033	99.9986	0.3953	99.6033	99.9986
—	Araucomex S.A. De C.V. (Mexico)	0.0005	99.9981	99.9986	0.0005	99.9981	99.9986
96565750-9	Aserraderos Arauco S.A.	99.0000	0.9992	99.9992	99.0000	0.9992	99.9992
82152700-7	Bosques Arauco S.A.	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
96657900-5	Controladora De Plagas Forestales S.A.	0	59.6326	59.6326	0	61.1714	61.1714
—	Faplac S.A. (Argentina)	0	99.9979	99.9979	0	99.9979	99.9979
—	Flooring S.A. (Argentina)	0	99.9984	99.9984	0	99.9984	99.9984
—	Forestal Arauco Guatemala S.A. (Guatemala)	0	0	0	0.1223	99.8763	99.9986
96573310-8	Forestal Arauco S.A.	99.9248	0	99.9248	99.9248	0	99.9248
85805200-9	Forestal Celco S.A.	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
93838000-7	Forestal Cholguán S.A.	0	97.4281	97.4281	0	97.4281	97.4281
—	Forestal Concepción S.A. (Panamá)	0.0050	99.9936	99.9986	0.0050	99.9936	99.9986
—	Forestal Cono Sur S.A. (Uruguay)	0	0	0	0	99.9986	99.9986
78049140-K	Forestal Los Lagos S.A.	0	79.9405	79.9405	0	79.9405	79.9405
—	Forestal Misiones S.A. (Argentina)	0	99.9885	99.9885	0	99.9885	99.9885
—	Forestal Nuestra Señora Del Carmen S.A.	9.1600	90.8387	99.9987	10.0000	89.9987	99.9987
96567940-5	Forestal Valdivia S.A.	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
—	Industrias Forestales S.A. (Argentina)	9.9770	90.0217	99.9987	9.9770	90.0217	99.9987
—	Inversiones Celco S.L. (Spain)	31.8904	68.1087	99.9991	31.8904	68.1087	99.9991
79990550-7	Investigaciones Forestales Bioforest S.A.	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
—	Leasing Forestal S.A. (Argentina)	0	99.9767	99.9767	0	99.9767	99.9767
—	Empreendimientos Santa Cruz S.A. (ex - Lucchese Empreendimientos E Participacoes Ltda. (Brazil)	0	99.9885	99.9885	0	99.9885	99.9885
99550470-7	Molduras Trupan S.A.	0	0	0	1.0000	98.9992	99.9992
96510970-6	Paneles Arauco S.A.	99.0000	0.9992	99.9992	99.0000	0.9992	99.9992
—	Placas Do Parana S.A. (Brazil)	7.8207	92.1780	99.9987	7.8207	92.1780	99.9987
—	Savitar (Forestal Talavera S.A.) (Argentina)	0	99.9985	99.9985	0	0	0
96637330-K	Servicios Logisticos Arauco S.A.	45.0000	54.9995	99.9995	45.0000	54.9995	99.9995
—	Southwoods-Arauco Lumber And Millwork Llc (USA)	0	0	0	0	99.6110	99.6110

Subsidiaries listed in the above table and special purpose entity Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. are included in the consolidation process.

Termination Benefits received by Key Management Personnel

	2009	2008
	ThU.S.$	ThU.S.$
Salaries and bonus	31,963	32,869
Diet Directory	1,333	1,454
Termination benefits	963	957
Total	34,259	35,280

Related Party Receivables

Name of Related Party	Corresponding ID No.	Nature of Relationship	Country of Origin	Currency Rate	Maximum Maturity	12/31/2009	12/31/2008	01/01/2008
						ThU.S.$	ThU.S.$	ThU.S.$
Forestal Mininco S.A.	91,440,000-7	Indirect	Chile	Chilean pesos	30 days	169	824	0
CMPC Maderas S.A.	95,304,000-K	Indirect	Chile	Chilean pesos	30 days	0	32	24
Eka Chile S.A.	99,500,140-3	Associates	Chile	Chilean pesos	30 days	1,896	0	915
Forestal del Sur S.A.	79,825,060-4	Indirect	Chile	Chilean pesos	30 days	3,247	3,947	561
Compañía Puerto de Coronel S.A.	79,895,330-3	Associates	Chile	Chilean pesos	30 days	49	29	0
Stora Enso Arapoti Industria de Papel S.A.	—	Associates	Brazil	Real	30 days	818	643	9,778
Fundación Educacional Arauco	71,625,000-8	Other related party	Chile	Chilean pesos	30 days	717	0	0
Dynea Brasil S.A.	—	Associates	Brazil	Real	30 days	96	0	101
El Esparragal Asoc. Agraria de Resp. Ltda.	—	Other related party	Uruguay	Euro	30 days	11,280

Total						18,272	5,475	11,379

Related Party Payables

Name of Related Party	Corresponding ID No.	Nature of Relationship	Country of Origin	Currency Rate	Maximum Maturity	12/31/2009	12/31/2008	01/01/2008
						ThU.S.$	ThU.S.$	ThU.S.$
Compañia de Petróleos de Chile S.A.	99,520,000-7	Affiliate of shareholder	Chile	Chilean pesos	30 days	7,823	3,233	6,011
Abastible S.A.	91,806,000-6	Affiliate of shareholder	Chile	Chilean pesos	30 days	326	132	244
Depósitos Portuarios Lirquén S.A.	96,871,870-3	Other related party	Chile	Chilean pesos	30 days	4	4	2
Eka Chile S.A.	99,500,140-3	Associates	Chile	Chilean pesos	30 days	2,743	3,951	0
Fundación Educacional Arauco	71,625,000-8	Other related party	Chile	Chilean pesos	30 days	0	105	645
Sigma S.A.	86,370,800-1	Other related party	Chile	Chilean pesos	30 days	0	0	4
Codelco Chile	61,704,000-k	Indirect	Chile	Chilean pesos	30 days	0	5	1
Empresa Nacional de Telecomunicaciones S.A.	92,580,000-7	Indirect	Chile	Chilean pesos	30 days	7	12	9
Servicios Corporativos Sercor S.A.	96,925,430-1	Associates	Chile	Chilean pesos	30 days	4	3	4
Forestal del Sur S.A.	79,825,060-4	Other related party	Chile	Chilean pesos	30 days	0	1,488	737
Puerto de Lirquén S.A.	82,777,100-7	Associates	Chile	Chilean pesos	30 days	595	0	459
Compañía Puerto de Coronel S.A.	79,895,330-3	Associates	Chile	Chilean pesos	30 days	579	0	0
Genómica Forestal S.A.	76,743,130-9	Associates	Chile	Chilean pesos	30 days	0	169	0

Total						12,081	9,102	8,116

Related party transactions

Purchases

Name of Related Party	Corresponding ID No.	Nature of Relationship	Country of Origin	Transaction Detail	12/31/2009	12/31/2008
					ThU.S.$	ThU.S.$
Abastible S.A.	91,806,000-6	Affiliate of shareholder	Chile	Fuel	2,500	4,175
Empresas Copec S.A.	90,690,000-9	Parent Company	Chile	Management service	294	272
Compañia de Petróleos de Chile S.A.	99,520,000-7	Affiliate of shareholder	Chile	Fuel and lubricant	69,638	121,436
Copec Mobil S.A.	85,759,000-7	Affiliate of shareholder	Chile	Lubricant	0	1,945
Compañía Puerto de Coronel S.A.	79,895,330-3	Associates	Chile	Transport and stowage	4,390	3,156
Codelco Chile	61,704,000-k	Indirect	Chile	Supplies	2,186	1,742
Dynea Brasil S.A.	—	Associates	Brazil	Chemical products	27,596	41,457
Dynea Brasil S.A.	—	Associates	Brazil	Melamine paper	18,917	20,961
Eka Chile S.A.	99,500,140-3	Associates	Chile	Sodium chlorate	57,340	99,465
Eka Chile S.A.	99,500,140-3	Associates	Chile	Supplies	547	33
Forestal del Sur S.A.	79,825,060-4	Indirect	Chile	Wood and logs	1,145	1,461
Forestal del Sur S.A.	79,825,060-4	Indirect	Chile	Cost recovery	10	543
Portaluppi, Guzmán y Bezanilla Abogados	78,096,080-9	Other related party	Chile	Legal services	1,480	1,443
Compañía Puerto de Lirquén S.A.	82,777,100-7	Associates	Chile	Port services	8,162	8,855
CMPC Maderas S.A.	95,304,000-k	Indirect	Chile	Logs and fixed asset	325	327

Sales

Name of Related Party	Corresponding ID No.	Nature of Relationship	Country of Origin	Transaction Detail	12/31/2009	12/31/2008
					ThU.S.$	ThU.S.$
Colbún S.A.	96,505,760-9	Indirect	Chile	Electrical power	12,342	4,080
Dynea Brasil S.A.	—	Associates	Brazil	Management service	529	523
Dynea Brasil S.A.	—	Associates	Brazil	Fuel	682	456
Eka Chile S.A.	99,500,140-3	Associates	Chile	Electrical power	19,580	66,166
Sodimac S.A.	96,792,430-k	Indirect	Chile	Wood	29,688	54,938
Stora Enso Industria de Papel S.A.	—	Associates	Brazil	Wood	7,457	9,315
Forestal del Sur S.A.	79,825,060-4	Indirect	Chile	Woodchip	16,689	3,533
Forestal Mininco S.A.	91,440,000-7	Indirect	Chile	Wood	823	2,471
CMPC Maderas S.A.	95,304,000-k	Indirect	Chile	Other sales	192	368

NOTE 14. CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS (IAS 27)

Subsidiaries are all entities over which Arauco has the power to manage financial and operational policies. This generally means holding more than one half of the voting rights of such entities. Stock held in an entity and the effect of the potential voting rights that are currently being exercised or converted are considered when evaluating whether the Company controls another entity. Subsidiaries are consolidated as of the date on which control is transferred to the Company, and are excluded when control is terminated.

Arauco applies the purchase method to recorded a business combination. Acquisition cost is the fair value of assets delivered, of equity instruments issued and of the liabilities incurred or committed at the date of exchange, plus all direct costs attributable to the acquisition. Identifiable acquired assets and liabilities as well as the contingencies committed to in business combinations are initially recognized at fair value at the date of acquisition, despite minority interest scope. Excess of acquisition cost over the Fair Value off the Company’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than Fair Value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of income.

All intercompany transactions, accounts receivable, accounts payable and intercompany unrealized profits are eliminated.

Disclosure of Subsidiary Investments

On 26 August, 2009, Placas do Paraná S.A., Arauco’s Brazilian subsidiary, acquired 100% shares of the company Tafisa Brasil SA (now Arauco do Brasil S.A.) through a purchase agreement signed with SCS Beheer, B.V. and Tafiber-Tableros de Fibras Ibéricos, S.L., subsidiaries of Sonae Indústria, SGPS, S.A. Placas do Paraná S.A. paid ThU.S.$166,977 for Tafisa Brasil S.A.’ shares. This investment is recognized at provisional fair value, which is currently under review. As of December 31, 2009, goodwill was estimated to be ThU.S.$56,657. The acquisition of this partnership will allow Arauco to strengthen its presence in the Brazilian market for fiberboards, where it is already involved through Placas do Paraná S.A.

On June 30, 2009, Arauco through its subsidiary Arauco Internacional S.A., acquired 80% of Savitar (Forestal Talavera S.A.) for ThU.S.$10,131. Previously, on March 28, 2008, through its subsidiary Faplac S.A., Arauco Internacional S.A. acquired 20% of Savitar. This acquisition generated a profit of ThU.S.$701 presented in the Comprehensive Income Statement under Negative goodwill and was immediately recognized.

The following tables detail the fair value of the assets and liabilities acquired at the acquisition date, as disclosed in Note 4:

Tafisa	08/26/2009
ThU.S.$
Cash	2,891
Trade accounts receivable	29,141
Inventory	19,699
Property, plant and equipment	253,407
Deferred income tax	26,133
Other assets	7,949

Total Assets	339,220

Bank loans	26,799
Trade payables	32,306
Deferred income tax	54,341
Provisions (*)	31,250
Other liabilities	84,204

Total Liabilities	228,900

(*)	corresponds to legal provisions (see Note 19)

Savitar (Forestal Talavera S.A.)	06/30/2009
ThU.S.$
Cash	106
Trade accounts receivable	116
Property, plant and equipment	15,302
Biological assets	3,113
Other assets	278

Total Assets	18,915

Trade payables	505
Deferred income tax	5,888
Other liabilities	49

Total Liabilities	6,442

Goodwill and negative goodwill for investments presented in the tables above is as follows:

	Tafisa	Savitar
	ThU.S.$	ThU.S.$
Paid value	166,977	10,131
20% acquired in 2008	0	1,641
Fair value of assets and liabilities acquired	110,320	12,473
Goodwill (Negative goodwill)	56,657	(701)

On December 18, 2008, a capital contribution for MU.S.$29,000 was made to Lucchese Empreendimientos e Participacoes Ltda. (now Empreendimientos Santa Cruz S.A.) through the subsidiary Alto Paraná S.A. In exchange, the Group achieved a 99.99% share.

Details of the subsidiaries are set out in Note 13.

Summarized financial information of major subsidiaries of Arauco:

Significant subsidiary Country of incorporation Functional currency Percentage of participation	Aserraderos Arauco S.A. Chile U.S. Dollar 99.9992%
	12/31/2009
	Assets	Liabilities
	ThU.S.$	ThU.S.$
Current subsidiary	302,576	35,901
Non-current of subsidiary	234,402	18,368
Total subsidiary	536,978	54,269

	12/31/2008
	Assets	Liabilities
	ThU.S.$	ThU.S.$
Current subsidiary	306,929	38,803
Non-current of subsidiary	221,591	18,798
Total subsidiary	528,520	57,601

	12/31/2009	12/31/2008
	ThU.S.$	ThU.S.$
Income of subsidiary	396,482	606,374
Expenses of subsidiary	(386,954)	(562,372)
Net Gain (loss) of subsidiary	9,528	44,002

Significant subsidiary Country of incorporation Functional currency Percentage of participation	Paneles Arauco S.A. Chile U.S. Dollar 99.9992%
	12/31/2009
	Assets	Liabilities
	ThU.S.$	ThU.S.$
Current subsidiary	367,666	44,467
Non-current of subsidiary	308,499	85,605
Total subsidiary	676,165	130,072

	12/31/2008
	Assets	Liabilities
	ThU.S.$	ThU.S.$
Current subsidiary	319,740	43,588
Non-current of subsidiary	247,082	24,484
Total subsidiary	566,822	68,072

	12/31/2009	12/31/2008
	ThU.S.$	ThU.S.$
Income of subsidiary	462,022	582,937
Expenses of subsidiary	(416,942)	(477,322)
Net Gain (loss) of subsidiary	45,080	105,615

Significant subsidiary Country of incorporation Functional currency Percentage of participation	Arauco Internacinal S.A. Chile U.S. Dollar 99.9986%
	12/31/2009
	Assets	Liabilities
	ThU.S.$	ThU.S.$
Current subsidiary	33,259	440,632
Non-current of subsidiary	1,701,745	2,377
Total subsidiary	1,735,004	443,009

	12/31/2008
	Assets	Liabilities
	ThU.S.$	ThU.S.$
Current subsidiary	10,330	126,436
Non-current of subsidiary	1,151,923	2,571
Total subsidiary	1,162,253	129,007

	12/31/2009	12/31/2008
	ThU.S.$	ThU.S.$
Income of subsidiary	140,074	83,186
Expenses of subsidiary	(18,452)	(5,615)
Net Gain (loss) of subsidiary	121,622	77,571

Significant subsidiary Country of incorporation Functional currency Percentage of participation	Forestal Arauco S.A. Chile U.S. Dollar 99.9248%
	12/31/2009
	Assets	Liabilities
	ThU.S.$	ThU.S.$
Current subsidiary	8,639	320,487
Non-current of subsidiary	2,900,808	290
Total subsidiary	2,909,447	320,777

	12/31/2008
	Assets	Liabilities
	ThU.S.$	ThU.S.$
Current subsidiary	5,710	214,437
Non-current of subsidiary	2,777,551	115
Total subsidiary	2,783,261	214,552

	12/31/2009	12/31/2008
	ThU.S.$	ThU.S.$
Income of subsidiary	38,511	2,097
Expenses of subsidiary	(21,724)	(54,094)
Net Gain (loss) of subsidiary	16,787	(51,997)

NOTE 15. INVESTMENTS IN ASSOCIATES (IAS 28)

The following table shows information on Investments in Associates at December 31, 2009 and December 31, 2008, respectively:

Name of Associate		Puerto de Lirquén S.A.
Country of Incorporation of Associate		Chile
Functional Currency		U.S. Dollar
Main Activities of Associate		Dock and warehousing operations for owned assets and third parties, loading and unloading of all types of goods, as well as warehousing, transportation and mobilization operations
Percentage Share in Associate %		20.13809%
	12/31/2009		12/31/2008		01/01/2008
Cost of Investment in Associate	ThU.S.$	41,341	ThU.S.$	37,589	ThU.S.$	41,352

Name of Associate		Inversiones Puerto Coronel S.A.
Country of Incorporation of Associate		Chile
Functional Currency		U.S. Dollar
Main Activities of Associate	Investments in personalty and real estate,
company acquisitions, securities and investment
instruments, investment management and
development and/or participation in businesses
and companies related to industrial, shipping,
forest and commercial activities.
Percentage Share in Associate %		50.00%
	12/31/2009		12/31/2008		01/01/2008
Cost of Investment in Associate	ThU.S.$	24,435	ThU.S.$	25,741	ThU.S.$	16,553

Name of Associate		Servicios Corporativos Sercor S.A.
Country of Incorporation of Associate		Chile
Functional Currency		Pesos
Main Activities of Associate		Consulting services to Boards of Directors and Management of companies related to Business Management
Percentage Share in Associate %		20.00%
	12/31/2009		12/31/2008		01/01/2008
Cost of Investment in Associate	ThU.S.$	1,263	ThU.S.$	953	ThU.S.$	1,426

Name of Associate		Dynea Brasil S.A.
Country of Incorporation of Associate		Brazil
Functional Currency		Real
Main Activities of Associate		a) Production and sale of resins; b) Paper Impregnation for panel coating and commercialization
Percentage Share in Associate %		50.00%
	12/31/2009		12/31/2008		01/01/2008
Cost of Investment in Associate	ThU.S.$	14,514	ThU.S.$	12,234	ThU.S.$	18,547

Name of Associate		Stora Enso Arapoti Industria de Papel S.A.
Country of Incorporation of Associate		Brazil
Functional Currency		Real
Main Activities of Associate		Industrialization and commercialization of paper and cellulose, raw materials and by-products
Percentage Share in Associate %		20.00%
	12/31/2009		12/31/2008		01/01/2008
Cost of Investment in Associate	ThU.S.$	36,851	ThU.S.$	34,443	ThU.S.$	44,493

Name of Associate		Genómica Forestal S.A.
Country of Incorporation of Associate		Chile
Functional Currency		Pesos
Main Activities of Associate	Developing forestry genomics, through the use of
biotechnological, molecular and bioinformatic tools with
the purpose of strengthening company genetic programs
and improving the competitive position of the Chilean
forestry industry for priority species.
Percentage Share in Associate %		25.00%
	12/31/2009		12/31/2008		01/01/2008
Cost of Investment in Associate	ThU.S.$	29	ThU.S.$	8	ThU.S.$	2

Name of Associate		Savitar (Forestal Talavera S.A.)
Country of Incorporation of Associate		Argentina
Functional Currency		U.S. Dollar
Main Activities of Associate		Timber Farming
Percentage Share in Associate %		20.00%
	12/31/2009		12/31/2008		01/01/2008
Cost of Investment in Associate		It is subsidiary	ThU.S.$	1,641	ThU.S.$	0

Summarized financial Information of Associates

	12/31/2009
	Assets	Liabilities
	ThU.S.$	ThU.S.$
Current assets	124,799	46,663
Non-current assets	377,004	21,324
Equity	0	433,816
Total Associates (*)	501,803	501,803

	12/31/2008
	Assets	Liabilities
	ThU.S. $	ThU.S.$
Current assets	137,749	46,380
Non-current assets	355,049	27,267
Equity	0	419,151
Total Associates (*)	492,798	492,798

	12/31/2009	12/31/2008
	ThU.S. $	ThU.S.$
Ordinary income	254,620	261,037
Ordinary expenses	(236,045)	(252,228)
Net profit (loss) (*)	18,575	8,809

(*) Includes Investments in associates that do not qualify as Joint Ventures.

Movement in Investment in Associates

	12/31/2009	12/31/2008
	ThU.S.$	ThU.S.$
Investments in associates accounted for using the equity method, opening balance	141,590	153,861

Investment Changes in Associate Companies
Investment in Associates, Additions	266,210	10,353
Negative goodwill immediately recognized	36,170	0
Profit for incorporation in joint ventures	28,167	0
Equity in Ordinary Profit (Loss) investments in associates	4,084	4,241
Equity in Ordinary Profit (Loss) joint ventures	2,537	1,598
Dividends Received, Investments in Associates	(20,221)	(4,427)
Impairment, Investments in Associates	0	(511)
Increase (Decrease) in foreign exchange translation investment in associates	16,125	(19,523)
Other Increase (Decrease) in foreign exchange translation investment in associates	1,439	(4,002)

Changes in Associate Company Investments, Total	334,511	(12,271)

Investments in Associates accounted for using the equity method, closing balance	476,101	141,590

NOTE 16. INTERESTS IN JOINT VENTURES (IAS 31)

These investments are presented in the Consolidated Balance Sheet together with investments in associates in the Investment in associates line. They are presentedusing the equity method.

If a Joint Venture associate incurs negative equity as a result of legal or implicit obligations of its associate, or has made payments on behalf of its associate, then it must recognize a liability by reducing the value of the investment to zero until the associate generates profits that would reverse the negative equity previously generated due to the losses.

New investments in Uruguay

a) Stora Enso Amsterdam B.V.-Forestal Cono Sur S.A. joint venture

On September 27, 2009 Stora Enso Amsterdam B.V. (a subsidiary of the transnational Swedish-Finnish company Stora Enso Oyj) agreed to provide 100% of the shares of Stora Enso Uruguay S.A, to Forestal Cono Sur S.A., a subsidiary of Arauco in Uruguay at that date and Arauco to provide 50% of the shares of Forestal Cono Sur S.A.to Stora Enso Amsterdam B.V., resulting in a change of control of this subsidiary. Hence, Arauco has a 50% of participation in Forestal Cono Sur S.A. For accounting purposes, Arauco elected to early adopt IAS 27R “Consolidated and Separate Financial Statements” and recorded a profit as a result of the incorporation of the joint venture of ThU.S.$ 28,167, which is presented in the Financial Income Statement in the line Other Profit (loss).

b) Arauco Internacional S.A.-Stora Enso Amsterdam B.V. joint venture

On October 16, 2009, Arauco, through its subsidiary Arauco Internacional S.A, acquired, jointly and in equal parts with the Finnish-Swedish multinational company Stora Enso Oyj (Stora Enso), through its subsidiary Stora Enso Amsterdam B.V., the following subsidiaries in Uruguay from the Spanish Grupo Empresarial ENCE, S.A. (“Ence”): Eufores S.A. (along with its subsidiaries El Esparragal Asociación Agraria de Responsabilidad Ltda., and Terminal Logística e Industrial M’Bopicuá S.A), Celulosa y Energia Punta Pereira S.A. and Zona Franca Punta Pereira S.A. The 50% paid by Arauco amounted to ThU.S.$116,279, which generated a profit of ThU.S.$36,170.

The following table details the profit recognized upon acquisition:

Grupo Ence
ThU.S.$
Equity at fair value at purchase date	304,898

50% of participation purchased by Arauco	152,449
Value paid	116,279
Negative goodwill immediately recognized	36,170

The assets and liabilities at fair value at the respective operations date are presented in the following tables:

Forestal Cono Sur S.A. Consolidated	09/27/2009
ThU.S.$
Cash	187
Trade and Other receivables	6,157
Inventories	1,522
Property, plant and equipment	199,657
Biological assets	52,805
Other assets	4,171

Total Assets	264,499

Trade payables	2,481
Deferred taxes	1,656
Other liabilities	3,744

Total liabilities	7,881

Ence Group	10/16/2009
ThU.S.$
Cash	3
Trade and Other receivables	52,892
Inventories	7,285
Property, plant and equipment	254,040
Biological assets	136,437
Other assets	5,041

Total Assets	455,698

Bank loans	37,013
Trade and Other payables	108,432
Deferred taxes	170
Other liabilities	4,493

Total liabilities	150,108

The main assets acquired from Ence are: 130,000 hectares of land (of which 73,000 hectares are forestry plantations and 6,000 hectares are under agreements with third parties); one industrial site, the necessary environmental permits for the construction of a pulp mill; a river terminal; one chip producing mill, and one nursery.

All these assets are added to the land and plantations that Stora Enso and Arauco control through a joint venture in Uruguay, which currently maintains a forestry equity of approximately 250,000 hectares of land, of which 125,677 hectares are planted.

At a later date as mentioned in paragraphs a) and b), Arauco made contribution to Forestal Cono Sur S.A. and Ence Group that amounted to ThU.S.$2,000 and ThU.S.$10,000, respectively.

The investments in Uruguay mentioned above qualify as joint ventures by the existence of contracts stipulating that both Arauco and Stora Enso maintain joint control of such investments.

Furthermore, Arauco holds a 50% share in Eka Chile S.A.(“Eka”), a company that sells sodium chlorate to cellulose plants in Chile. A contractual agreement in effect between and Arauco and this company has permitted Arauco and Eka to initiate certain joint venture activities.

Summary Financial Information of significant stakes in Joint Ventures

	12/31/2009
Forestal Cono Sur S.A. (consolidated)	Assets	Liabilities
	ThU.S.$	ThU.S.$
Current	5,392	3,122
Non-Current	259,307	1,726
Equity	0	259,851
Total Joint Venture	264,699	264,699

	12/31/2009
Incomes	1,252
Expenses	(2,045)
Joint Venture Net Loss	(793)

Investment	129,925

	12/31/2009
Eufores S.A. (consolidated)	Assets	Liabilities
	ThU.S.$	ThU.S.$
Current	31,539	61,752
Non-Current	404,459	22,742
Equity	0	351,504
Total Joint Venture	435,998	435,998

	12/31/2009
Incomes	5,885
Expenses	(5,029)
Joint Venture Net Profit	856

Investment	175,776

	12/31/2009		12/31/2008
Eka Chile S.A.	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	30,612	6,325	33,803	7,375
Non-Current	33,475	3,942	35,162	3,628
Equity	0	53,820	0	57,962
Total Joint Venture	64,087	64,087	68,965	68,965

	12/31/2009 Assets	12/31/2008 Assets
	ThU.S.$	ThU.S.$
Incomes	61,866	73,016
Expenses	(57,210)	(69,820)
Joint Venture Net Profit	4,656	3,196

Investment	26,910	28,981

NOTE 17. DISTRIBUTABLE NET PROFIT AND EARNINGS PER SHARE

Distributable net profit

As a general policy, the Board of Directors of Arauco agreed that the net profit to be distributed as dividend payment is determined based on the effective realized profit, net of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net profit during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net profit of the Company, which is the net profit to be considered for calculating the minimum required and additional dividend, the following unrealized results are excluded from the results of the exercise:

1)	Those relating to the fair value recorded for forestry assets covered by IAS 41, restoring them to the net profit at the time of its completion. For these purposes, this includes the realized portion of such increases in fair value for assets sold or disposed by other means.

2)	Those generated through the acquisition of entities. These results will be restored to the net profit at the time of their realization. For this purpose, the results are realized when acquired entities generate a profit after their acquisition or when such entities are sold.

The deferred taxes associated with the amounts described in points 1) and 2) are also excluded.

The following table details adjustments made for the determination of distributable net profits for the year ended December 31, 2009:

Distributable Net Profit
ThU.S.$
Profit attributable to the controller at 12/31/2009	300,898
Adjustments
Biological Assets
Unrealized	(155,532)
Realized	115,969
Deferred taxes	10,492
Biological Assets (net)	(29,071)
Profit by the incorporation of joint venture	(28,167)
Negative goodwill	(36,871)
Total adjustments	(94,109)
Distributable Net Profit at 12/31/2009	206,789

As a general matter, the Company expects to maintain its policy on dividends, for all future tax periods, around 40% of net profits to be distributed for each tax year, but will also consider the alternative of distributing a provisional dividend at year end.

Other current liabilities included in the Consolidated Balance Sheet dated December 31, 2009 shows ThU.S.$56,778 for the provision of minimum dividend. This balance represents 40% of distributable net profit less the interim dividend of ThU.S.$25,957 paid on December 16, 2009 based on net profits in this period.

The consolidated financial statements dated at December 31, 2008 were approved at the 30th Shareholders Meeting, held on April 23, 2009 and were prepared in accordance with Chilean GAAP, which are issued by the Accountants Association of Chile in accordance with the standards issued by the Chilean Securities Commission and do not compare with the balances for financial year 2008 included in these consolidated financial statements, because such balances have been restated according to the IFRS. Note 2 details the reconciliation of equity and the income statement.

Earnings per share

The earnings per share are calculated by dividing the profit attributable to shareholders of the Company with the weighted average of outstanding common shares. Arauco has no dilutive shares.

Gains (losses) per Shares	2009	2008
	ThU.S.$	ThU.S.$
Gain (loss) attributable to holders of instruments in net equity participation of the Controller	300,898	399,566
Weighted average of number of shares, basic	113,152,446	113,152,446
Gain (loss) per share (U.S.$ per share)	2.66	3.53

NOTE 18. IMPAIRMENT OF ASSETS (IAS 36)

The recoverable amount of Property plant and equipment is measured whenever there is an indication that the asset may have suffered deterioration of its value. Among the factors to consider as evidence of impairment are the diminution in market value of assets, significant changes in the technological environment, obsolescence or physical impairment of assets and changes in the way the asset is used or expected to be used (which could involve its disuse). Arauco evaluates at the end of each reporting period whether there is any evidence of the factors mentioned.

For this evaluation, assets are grouped into the smallest group of assets that generates cash inflows independently.

At the end of 2009, there were signs of deterioration as follows:

The decrease in demand for sawn timber products due primarily to the credit crisis and the continued downturn in the real estate market in the United States has led Arauco to decide to permanently close the following sawmills: La Araucana, Escuadrón, Lomas Coloradas, Coronel y Coelemu. Arauco has temporarily closed Horcones II and the remanufacturing plant Lomas Coloradas. All closed facilities are located in Chile.

The recoverable value of the permanently closed facilities was determined based on sales estimates and residual value. These estimates were made by both external and internal evaluators.

In the case of the mill and remanufacturing plant that temporarily closed, our assessment of the deterioration indicated that the book value did not exceed the recoverable amount. This assessment was made using projections about factors such as volumes, sales prices and production costs. The discount rate of discounted cashflow used by Arauco to evaluate its projects in Chile is 8%.

The amount provisioned in net results for impairment is ThU.S.$3,110 at December 31, 2009 (ThU.S.$5,412 at December 31, 2008). ThU.S.$4,113 relates to an increase in value of such provision due to the closure of Coronel and Coelemu sawmills and the increase in the obsolescence provision of machinery and equipment, less ThU.S.$1,003 due to a reduction of the provision for assets allocated to the closure of mills that, given current market conditions, are expected to have a recoverable value.

Cash-Generating Unit with Impaired Assets

Information on Impaired Assets as of December 31, 2009 and December 31, 2008 respectively:

Description of Cash-generating Unit		La Araucana
Type of Impaired Asset		Saw mill
Principal Segment to be reported, Cash-generating Unit		Sawn Timber
Terms and Conditions used to Determine Fair Value Less Sales Costs		Third party assessments
Discount rate Used for Current Estimates of Value in Use		—
Key Assumptions Used to Determine Recoverable amounts		Fair value less sales cost
	12/31/2009	12/31/2008
Impairment	ThU.S.$	498	ThU.S.$	664

Description of Cash-generating Unit		Escuadrón
Type of Impaired Asset		Saw mill
Principal Segment to be reported, Cash-generating Unit		Sawn Timber
Terms and Conditions used to Determine Fair Value Less sales Costs		Third party assessments
Discount rate Used for Current Estimates of Value in Use		—
Key Assumptions Used to Determine Recoverable amounts		Fair value less sales cost
	12/31/2009	12/31/2008
Impairment	ThU.S.$	1,285	ThU.S.$	1,431
Description of Cash-generating Unit		Lomas Coloradas
Type of Impaired Asset		Saw mill
Principal Segment to be reported, Cash-generating Unit		Sawn Timber
Terms and Conditions used to Determine Fair Value Less sales Costs		Third party assessments
Discount rate Used for Current Estimates of Value in Use		—
Key Assumptions Used to Determine Recoverable amounts		Fair value less sales cost
	12/31/2009	12/31/2008
Impairment Amount	ThU.S.$	937	ThU.S.$	1,629
Description of Cash-generating Unit		Coronel
Type of Impaired Asset		Saw mill
Principal Segment to be reported, Cash-generating Unit		Sawn Timber
Terms and Conditions used to Determine Fair Value Less sales Costs		Third party assessments
Discount rate Used for Current Estimates of Value in Use		—
Key Assumptions Used to Determine Recoverable amounts		Fair value less sales cost
	12/31/2009	12/31/2008
Impairment Amount	ThU.S.$	3,167		—
Description of Cash-generating Unit		Coelemu
Type of Impaired Asset		Saw mill
Principal Segment to be reported, Cash-generating Unit		Sawn Timber
Terms and Conditions used to Determine Fair Value Less sales Costs		Third party assessments
Discount rate Used for Current Estimates of Value in Use		—
Key Assumptions Used to Determine Recoverable amounts		Fair value less sales cost
	12/31/2009	12/31/2008
Impairment Amount	ThU.S.$	99		—

Disclosure of Asset Impairment

Disclosure of Asset Impairment
Principal types of Assets affected by Impairment and Reversion Losses, for which no individual information is disclosed		Machinery and Equipment
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversions losses, for which no individual information is disclosed		Technical Obsolescence
	12/31/2009	12/31/2008
Information relevant to the sum of all impairment	ThU.S.$	2,536	ThU.S.$	1,688

Goodwill

Goodwill is allocated to groups of cash generating units identified according to the operating segments to which the goodwill is attributable. The goodwill generated by the investment in Arauco do Brazil (formerly Tafisa) was assigned to the panel segment Pien plant. The recoverable amount of the cash-generating unit was determined based on calculations of its value in use and for this calculation we used projected cash flows based on the operational plan approved by the management covering a period of 10 years, applying a discount rate of 10%, which does not exceed the long-term average growth rate for the panel segment in Brazil. At December 31, 2009 this goodwill amounted to ThU.S.$60,642.

NOTE 19. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES (IAS 37)

Lawsuits or other Legal Proceedings

Below are details of the lawsuits in which Arauco is involved that have been deemed relevant to report:

1. (i) On October 8, 2007, the Administración Federal de Ingresos Públicos (Federal Administration of Public Income) (“AFIP”) initiated an ex oficio procedure against the Company’s Argentine affiliate Alto Paraná S.A. (“APSA”) questioning whether APSA erred in deducting from its income tax liability certain expenses, interest payments and exchange rate differences generated by Private Negotiable Obligations which were issued by APSA on 2001 and paid in 2007.

On November 20, 2007, APSA submitted a counterclaim to the claims presented by AFIP, completely rejecting all AFIP’s allegations and asserting legal arguments that justify its actions in the determination of its tax burden.

On December 14, 2007, AFIP notified APSA that its counterclaim had been dismissed, thus issuing an ex-oficio ruling and ordering the payment, within 15 working days, of the calculated income tax difference for the 2002, 2003 and 2004 fiscal years, which includes the principal amount owed, interest and fines.

On February 11, 2008, APSA appealed the aforementioned ruling before the Tribunal Fiscal de la Nación (National Tax Court) (“TFN”).

On February 8, 2010, APSA was notified of TFN’s ruling, which confirmed the ruling issued by AFIP, with court expenses, based on arguments different from those that justified AFIP’s ex-oficio decision. This decision by the TFN extinguished the administrative process.As a result, our only remaining option was to pursue a remedy before the Cámara de Apelaciones en lo Contencioso Administrativo Federal (Contentious Administrative Matters Federal Appeals Court) (“CACAF”) and, subsequently, the Corte Suprema de Justicia de la Nación (National Supreme Court of Justice).

On February 15, 2010, APSA appealed before the CACAF, making all necessary submissions with the purpose of attaining a revocation of the contested decision. APSA paid litigation fees (tasa de justicia) in the amount of $5,886,053 Argentine Pesos in connection with these proceedings.

On March 18, 2010, the CACAF, issued a court decree in which it ordered the AFIP to refrain from requesting the blocking of preventive interim relief measures, administratively demanding payment, issuing debt invoices, or initiating judicial collection actions, including seizure of property and other enforcement measures, against APSA until CACAF reaches a decision on APSA’s request for precautionary measures.

On May 13, 2010, following the posting of a guarantee by APSA, the First Chamber (Sala 1) of the Contentious Administrative Matters Federal Appeal Court granted the preliminary injunction requested by APSA, suspending the execution of AFIP’s resolution until a final decision could be reached in the case.

In spite of the TFN’s ruling, the opinion issued by APSA’s external counsel continued to be that APSA has proceeded in a lawful manner in deducting the amount questioned by the State. External counsel maintains that there is a good chance that the TFN’s ruling will be overruled and that the AFIP’s ex-oficio decision will be rendered without effect. Due to the above, no provisions have been recognized for the periods in which the Negotiable Obligations were in force.

(ii) Within the course of this case’s proceedings, and particularly regarding payment of the litigation fees (tasa de justicia) before the TFN, on July 18, 2008, the Examining Officer ordered APSA to pay $10,447,705 Argentine Pesos as payment of Tasa de Actuación(Litigation Fee) before the TFN. On August 14 2008, APSA filed a petition with the court requesting that this order be reconsidered, or in the alternative, rejected on the grounds that the requested amount was unreasonable. APSA provided evidence that it had paid $1,634,914 Argentine Pesos, considering that this was the actual amount due, pursuant to Law, for the Tasa de Actuación (Litigation Fee). On April 13, 2010, the Sala I (First Courtroom) of the CACAF denied APSA’s appeal. On April 26, APSA filed an ordinary appeal against the latter decree before the Supreme Court of the Justice, the resolution of which is still pending. In order to avoid having the appeal denied by the Appeals Court or it being declared inadmissible by the Supreme Court of Justice, and to properly defend APSA’s rights, an extraordinary appeal was filed on May 6, 2010. Based on their analysis of the grounds underlying the appeal, APSA’s counsel has an optimistic view of the case.

2. With regard to the Valdivia Mill, owned by Arauco, various criminal proceedings have been filed at the corresponding Tribunal de Garantía (Warranty Court), relating to environmental violations that were allegedly committed as a result of operations at the mill. All criminal proceedings have been addressed through a single investigation. The complaints relate to Article 291 of the Código Penal (Penal Code), Article 136 of the Ley de Pesca (Fishing Law) and Article 38 of the Ley de Monumentos Nacionales (National Monuments Law).

In the Company’s opinion, the evidence submitted in the investigation does not prove the existence of any offense or the responsibility off the Company or of any of its employees for the alleged events.

3. With regard to the Valdivia Mill, on April 27, 2005, the Consejo de Defensa del Estado (National Defense Council) filed a civil lawsuit against the Company for reparation of environmental harm and indemnification before the Primer Juzgado Civil de Valdivia (First Civil Court of Valdivia) (Rol 746-2005).

The Company filed its response, arguing that it is not responsible for the environmental damages and therefore that the indemnification payments as well as the alleged reparation, are inadmissible. The lawsuit is currently in progress.

4. With regard to the Nueva Aldea Mill, on December 20, 2007, the Company was notified of nine similar complaints. Eight complaints are directed against Echeverría Izquierdo Montajes Industriales S.A., as employer, and against Arauco, as subsidiarily responsible, and also against the Company directly. The other complaint is directed against Mr. Leonel Enrique Espinoza Canales, as employer, against Arauco, as subsidiarily responsible, and also against Arauco directly.

The complaints request that all plaintiffs (72 plaintiffs in total) be indemnified for the damages that they allegedly suffered as a result of an accident in which three persons working for the contractor Echeverría Izquierdo Montajes Industriales S.A. were allegedly involved. This contractor was undertaking construction work at the Nueva Aldea Pulp Mill in December 2005. After being notified of these complaints, the Company opposed them on the basis of lack of jurisdiction, and, answered the principal complaints, arguing that they are invalid for failure to state a claim. The Company also responded to the secondary complaints made directly against the Company, requesting that they be rejected for lacking any merit. All these demands have been consolidated into a single action, for which a trial is currently underway.

Based on these same events, on January 29, 2008, the Company was notified of an action for damages due to a work accident filed by Mr. Fernando Vargas Llanos, against his former employer Inspección Técnica y Control de Calidad Limitada (ITC), the construction company Echeverría Izquierdo Montajes Industriales S.A. and against the Company. The complaint requests that Mr. Vargas be indemnified for the damages that he allegedly suffered as a result of the events that took place in December 2005.

Notified of said complaint, the Company opposed it on the basis of lack of jurisdiction, and, answered the principal complaint stating that it should be dismissed for lacking any merit. On July 20, 2009 the Court ordered the dismissal of the procedure, since the plaintiff had ceased in his procedural activity for more than six months. This order is currently being contested by the plaintiff and is pending a final decision.

Finally, based on these same events, on November 10, 2009 the Company was notified of a labor complaint, on a general application procedure, claimed by 14 ex-employees of Echeverría Izquierdo Montajes Industriales S.A. construction company, against the latter as a principal complaint, and against Arauco as subsidiarily responsible, based on emotional distress suffered due to alleged exposure to a radioactive isotope during the accident that occurred in Planta Nueva Aldea on December 14 and 15, 2005. The date of the corresponding hearing is pending.

Considering that the position of the Company is supported by solid legal arguments, there is a reasonable likelihood of a favorable outcome for the Company.

5. With regard to the Constitución Mill, on January 24, 2006, the Company was notified of a interdicto posesorio (civil claim) brought by Mrs. Alvaro Santa María Prieto and Alejandro Lagos Letelier before the Juzgado de Letras de Constitución (Constitucional Court), seeking an order outlining the necessary measures in order that the air surrounding the Constitución Mill would not be harmful. This demand has not progressed in more than two years and has now been filed.

In the Company’s opinion and based on information available to us, this complaint lacks merit.

6. With regard to the Lincancel Mill, pursuant to Resolution No. 1828 dated June 13, 2007, the Superintendencia de Servicios Sanitarios (Sanitary Services Superintendency) (“SIS”) initiated an administrative sanctioning process against the Company regarding the Company’s alleged surpassing of the maximum levels allowed for the pH parameters and suspended solids. The Company presented its responses within the time established in the resolution, which was June 25, 2007.

Pursuant to a resolution dated June 26, 2007 the SIS resolved to broaden the charges included in Resolution 1828.

The Company submitted its response dated as of July 17, 2007. However, by Resolution No. 2589 of August 28, 2007, the SIS sanctioned the Company with a fine of 100 UTA for not complying with the applicable emission norms (a fine that has already been paid by the Company) and with a fine of 1,000 UTA for having put in danger, as is indicated in the resolution, the health of the population. The latter sanction was appealed in the Santiago Court system and the matter is currently in progress.

7. On August 14, 2009, the Company was notified of a demand for compensation for damages filed by lawyers representing a group of 168 fishermen from Region VII and workers in related activities, located in the creeks of artisanal fishermen of Putu, La Trinchera, Iloca, Duao and Llico.

This demand seeks an order requiring payment by the Company for alleged damages caused in the Mataquito River, its estuary and the adjacent coastline as a result of the alleged environmental damage, and requests that the Company be ordered to pay each plaintiff.

On May 25, 2010, the Court decided to accept the Company’s objection based on the ground of incompetence of the plaintiff. The plaintiff did not appeal this decision, and therefore, the case has been terminated.

8. The parents and brothers of Mr. Julio Gonzalo Cartes Barrientos, a worker who was electrocuted while trying to repair a luminaire, filed on August 3, 2004 a civil suit for compensation for tort damages against the Company, as contractor, and against José Reinaldo Vargas as a Company principal.

The Company claimed that the claim had lapsed and argued that the worker, who disregarded the instructions of his superiors by not assembling scaffolding to repair the luminaire, was negligent. The decision of first instance was favorable to the Company, accepting that the claim had lapsed. But, the decision was quashed ex officio, remitting the case back to the first instance. The new first instance decision found both defendants jointly and severally liable. The defendants filed an appeal and its resolution is still pending.

9. On August 25, 2005, the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) issued tax calculations No. 184 and No. 185 of 2005 objecting to certain capital reduction transactions effected by Arauco on April 16, 2001 and October 31, 2001, and furthermore, requested reimbursement from the Company for amounts returned to it in respect of certain claimed tax losses. On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and subsidiarily, a claim was filed against the abovementioned tax calculations No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, which resolution, however, only partially sustained the Company’s request. In response, the Company filed an additional complaint with regard to the portion of the RAF that was not granted by the administrative review. As of the date of this annual report, the investigation in respect of this complaint is pending.

Considering that the position of the Company is supported by solid legal arguments, there is a reasonable likelihood of a favorable outcome for the Company. However, if this result does not occur, the Company may be subject to an obligation for the amount of taxes that it allegedly failed to pay, plus any accrued interest as of the payment date.

10. On April 14, 2009, Forestal Celco S.A. was notified of a civil lawsuit filed by Mario Felipe Rojas Sepúlveda on behalf of Víctor Adrián Gavilán Villarroel against Cooperativa Eléctrica de Chillán Limitada and against Forestal Celco S.A. The lawsuit aims to make both companies jointly and severally liable for compensation of alleged material damages suffered as a result of a fire that occurred on January 12, 2007 on the El Tablón county property, which belongs to Forestal Celco S.A.

On April 30, 2009 Forestal Celco S.A. filed objections pointing to defects in the demand. The plaintiff rectified the defects, and the Company replied to the demand. As of this date, following all mandatory proceedings, the ordinary probationary period has concluded, and the parties are currently waiting for an expert witness report on causes of the fire.

11. On December 1, 2007, Forestal Celco S.A. was notified of a civil lawsuit filed by Marcela Larraín Novoa on behalf of Nimia del Carmen Alvarez Delgado against Patricia del Carmen Muñoz Zamorano and Forestal Celco S.A. This lawsuit seeks to reclaim an 88% share of the rights to the “Loma Angosta” property, which has a surface area of 281.89 hectares. This property was purchased by Forestal Celco S.A. from Patricia del Carmen Muñoz Zamorano in 1994. To date, Patricia del Carmen Muñoz Zamorano has not yet been notified of this action.

As a result on May 18, 2008, the Company filed a motion to correct the claim, which was allowed and accepted by the Court. As of this date, the plaintiff has not corrected the defects of its claim.

12. On April 29, 2004, Aserraderos Arauco S.A., an Arauco subsidiary, was notified of a lawsuit for contract fulfillment and compensatory damages, filed before the Second Civil Court of Concepción by Ingeniería y Construcciones Ralco Ltda, case No. 3.218-2008. The plaintiff maintains that the contracts entered into with sawmill administrators include Aserraderos Arauco S.A. The court order dictated a ruling that established the facts to be proved by the parties. However, there have been no further developments for over a year.

13. On January 29, 2009, Forestal Valdivia S.A. was notified of a civil lawsuit filed by Carlos Nambrard Figueroa by himself and on behalf of the members of the Julia Figueroa Olivero Estate, against Forestal Valdivia S.A and Forestal Tornagaleones S.A., which aims to make both companies jointly and severally liable for compensation of alleged material and moral damages suffered as a result of the occupancy, plantation and operation of an agricultural piece of land (Cerros del Lingue) over which the estate alleges ownership rights. Forestal Validivia S.A. has held ownership rights and material and legal possession for more than ten years with respect to such piece of land.

As a result, the company responded to the lawsuit arguing that it should be rejected for a lack of legal basis. Furthemore as a result of the plaintiff’s failure to prosecute the action, Forestal Valdivia S.A. requested that the proceedings be declared abandoned. The Court decided to accept the unopposed Forestal Valdivia petition, and ordered the case abandoned.

14. On November 17, 2003, Bosques Arauco S.A., an affiliate of the Company, was notified of a property restitution claim brought by Ms. Celmira Maria Curin Tromo, whom requested the restitution of certain real estate, its profits and damages in a Special Indigenous Lawsuit, claming that she is the sole and exclusive owner of the 5.5 hectares of land, which has allegedly been exploited by Bosques Arauco S.A., in blatant disregard of her property interest. On June 6, 2008, the first instance decision was issued, denying the claim. The decision was appealed and the Ilustrísima Corte de Apelaciones de Temuco (High Court of Appeals of Temuco) overturned the decision on January 6, 2009, finding in favor of the plaintiff with regard to every portion of the claim and ordering the restitution of the land, along with all profits and damages caused by Bosques Arauco S.A. to the land, the assessment of which was deferred to the decision’s execution phase.

On October 28, 2009, the plaintiff requested the execution of the ruling with notice to the defendant. Aside from the restitution of the property and its products, the plaintiff also requested damages for the pain and suffering she had allegedly personally endured. After being notified of the request, Bosques Arauco S.A., in turn, requested that this request be nullified on the ground that the alleged pain and suffering was not an issue in the judicial proceedings and, hence, that the ruling should not include any such damages.

The Court then ordered the suspension of proceedings, while the ruling on the incidental plea of nullity is pending.

15. On April 17, 2010, a worker of the Company’s contractor, Obras Industriales Salfa S.A., filed a complaint against his employer (Salfa) and also jointly and/or jointly and severally, against the Company. This complaint claims damages for loss of profits and pain and suffering caused by a labor accident (inhalation of sulfhydric acid). Plaintiff claims $104.573.808 (Chilean pesos) for damages for loss of profits and $700.000.000 (Chilean pesos) for moral damages. There have been no significant developments in this action as of this date.

16.- On November 28, 2008, APSA was notified of Resolution 212 issued by the Argentine Central Bank (BCRA) on November 19, 2008, by which the BCRA ordered Indictment No. 3991 questioning the timely liquidation of certain foreign currency with respect to APSA’s export proceeds. APSA responded to the charges in a timely and correct manner.

As of the date of these consolidated financial statements and considering the preliminary state of proceedings, APSA legal advisors are not in a position to estimate the outcome. Therefore, with the understanding that there are no legal grounds for the charges, no provision has been made for this claim.

17.- As a consequence of the merger of APSA and Faplac S.A., APSA, as of January 1, 2010, assumed the contingency derived from litigation between Faplac S.A. and Gas del Estado S.A. regarding the breach of the gas supply contract entered into by Resinfor Metanol S.A., a company which was Faplac S.A.’s legal predecessor.

On August 27, 1985, Resinfor Metanol S.A. filed a suit against Gas del Estado S.A. Gas del Estado answered the complaint requesting the lawsuit’s total dismissal. Gas del Estado also filed a counterclaim against Resinfor Metanol S.A., requesting the termination of the agreement entered into on August 27, 1985. The counterclaim also requested the full performance of the contract as it was agreed upon by the parties, especially with regard to the maximum and minimum assured volume of flow and the penalty established in the event of breach of contract in Clause Seven, as well as the appropriate fine as a consequence of the suspension of the application of article 4 of Ruling MOSP 391/85 (as provided by Law 23,697, Decree 1930/90 and other concurrent regulation).

On March 17, 2008, the Juzgado Nacional de Primera Instancia en lo Contencioso Administrativo Federal (Federal Contentious Administrative National Court of First Instance Nº 1) issued a ruling, declaring the following:

-	Resinfor Metanol S.A. was deemed to have abandoned its claim and its right, and was required to pay court costs.

-

Resinfor Metanol S.A. was ordered to reimburse the defendant Gas del Estadofor payments made after December 15th, 1992, as a consequence of the injunctive relief granted and until said relief was revoked on December 1994, as well as interest, in accordance with the rate received by Banco de la Nación Argentina for its 30-day common discount operations.

On February 24, 2009, the Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal (Federal Contentious Administrative National Chamber of Appeals) (Third Chamber) issued a ruling which partially dismissed the appeal filed by Faplac S.A., and confirmed both the reimbursement to the plaintiff of payments carried out after December 15, 1992 and the court costs as defined before the First Instance Court. However, the Third Chamber did declare the ruling which ordered the payment of interest on the amounts reimbursed as null and void, thus rendering ineffective the Court of First Instance’s decision on this particular issue.

Faplac S.A., Resinfor Metanol S.A.’s successor, filed an Ordinary Remedy before the Corte Suprema de Justicia de la Nación (Supreme Court of Justice)(CSJN), which was granted. In turn, Gas del Estado filed an extraordinary remedy before the CSJN. The CSJN has not yet ruled on the applicability of this remedy. Once Gas del Estado’s remedy has been ruled on, CSJN will issue a ruling regarding the Ordinary Remedy filed by Faplac S.A.

At the closing date there are no other contingencies that might significantly affect the Company’s financial, economic or operational conditions.

Provisions at December 31, 2009, December 31, 2008 and January 01, 2008 are as follows:

Types of Provisions	12/31/2009	12/31/2008	01/01/2008
	ThU.S.$	ThU.S.$	ThU.S.$
Provisions, Current	5,169	3,753	2,320
Security provision	0	0	0
Legal claims provision	5,119	3,753	2,320
Other provision	50	0	0
Provisions, non-current	9,463	5,585	6,271
Legal claims provision	9,463	5,516	6,161
Other provision	0	69	110

	12/31/2009
Movements in Provisions	Legal Claims	Other Provision	Total
	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	9,269	69	9,338
Changes in provisions
Increase (decrease) in existing provisions	3,573	50	3,623
Increase (decrease) in joint ventures	31,250	0	31,250
Used provisions	(30,209)	0	(30,209)
Increase (decrease) in foreign currency exchange	717	0	717
Other increases (decreases)	(18)	(69)	(87)
Total Changes	5,313	(19)	5,294
Closing balance	14,582	50	14,632

	12/31/2008
Movements in Provisions	Legal Claims	Other Provision	Total
	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	8,481	110	8,591
Changes in provisions
Increase (decrease) in existing provisions	1,848	(41)	1,807
Used provisions	(491)	0	(491)
Increase (decrease) in foreign currency exchange	(569)	0	(569)
Other increases (decreases)	0	0	0
Total Changes	788	(41)	747
Closing balance	9,269	69	9,338

Provisions for legal claims are for labor and tax judgments whose payment period is indeterminate.

NOTE 20. TYPES OF INTANGIBLE ASSETS (IAS 38)

Arauco holds the following main intangible assets:

Purchased goodwill

Computer software

Water-rights

Recognition and Measurement criteria of Identifiable Intangible Assets

Cost Model

After initial recognition, intangible assets are carried at cost, including any accumulated amortization and impairment losses.

Amortization Method for Computer Software

Amortization of an intangible asset with a finite useful life shall be carried on a systematic basis over the aset’s useful life. Amortization begins when the asset is available for use, which is when it complies with all the necessary conditions to operate in the manner foreseen by the Company.

Other Identifiable Intangible Assets

Acquired goodwill is assigned to each of the cash-generating units (“CGU”) in order to periodically test for impairment losses. Assignment is carried out in the CGUs that are expected to benefit from the business combination in which the goodwill arose.

Disclosure of Identifiable Intangible Assets

Types of Intangible Assets, Net	12/31/2009	12/31/2008	01/01/2008
	ThU.S.$	ThU.S.$	ThU.S.$
Intangible assets, Total	74,930	14,469	15,640
Acquired goodwill,	63,776	3,134	3,134
Identifiable intangible assets, net	11,154	11,335	12,506
Computer software	4,381	5,738	6,808
Other identifiable intangible assets	6,773	5,597	5,698

Types of intangible assets, gross	88,311	25,287	24,301
Acquired goodwill	63,776	3,134	3,134
Identifiable intangible assets, gross	24,535	22,153	21,167
Computer software	17,727	16,529	15,447
Other identifiable intangible assets	6,808	5,624	5,720

Types of accumulated amortization and impairment, intangible assets
Accumulated amortization and impairment	(13,381)	(10,818)	(8,661)
Accumulated amortization and impairment	(13,381)	(10,818)	(8,661)
Computer software	(13,346)	(10,791)	(8,639)
Other identifiable intangible assets	(35)	(27)	(22)

Reconciliation between opening and closing book values

	12/31/2009
Intangible Movements	Computer Software	Goodwill	Others	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance Changes	5,738	3,134	5,597	14,469
Additions	1,026	56,657	1,116	58,799
Disappropriations	(11)	0	0	(11)
Amortization	(2,378)	0	(4)	(2,382)
Increase (decrease) in foreign currency conversion	6	3,985	64	4,055
Changes Total	(1,357)	60,642	1,176	60,461
Closing Balance	4,381	63,776	6,773	74,930

	12/31/2008
Intangible Movements	Computer Programs	Goodwill	Others	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance Changes	6,808	3,134	5,698	15,640
Additions	1,198	0	0	1,198
Disappropriations	0	0	(22)	(22)
Amortization	(2,268)	0	0)	(2,268)
Increase (decrease) in foreign currency conversion	0	0	(79)	(79)
Changes Total	(1,070)	0	(101)	(1,171)
Closing Balance	5,738	3,134	5,597	14,469

		Minimum life or rate	Maximum life or rate
Computer software life or rate	Life	3	16

The amortization of computer software is presented in the Comprehensive Income Statement under Administration Expenses.

The increase in goodwill is the result of investments in Tafisa Brasil S.A. (now Arauco do Brasil S.A) and Savitar Group (Forestal Talavera S.A.) (see Note 14).

NOTE 21. BIOLOGICAL ASSETS (IAS 41)

Arauco’s biological assets include its forestry plantations of mainly radiata and taeda pine. The total plantation is distributed in Chile, Argentina, and Brazil, reaching 1.5 million hectares, of which 931 thousand hectares are existing plantations, 324 thousand hectares are native forest, 184 thousand hectares are used for other purposes and 45 thousand hectares are used for planting.

At December 31, 2009 the production volume totaled 26.1 million cubic meters (28.8 million cubic meters at December 31, 2008).

The main considerations in determining the fair value of biological assets include the following:

- Arauco uses the discounted future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations. Arauco does not consider future plantations.

- Current equity is projected assuming that total volume does not decrease and a minimum demand equal to the current level is sustained.

- The harvest of forest plantations supplies raw material for all other products that Arauco produces and sells. By directly controlling the development of forests that will be processed, Arauco is assured of having high quality timber for each of its products.

- Cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s owned industrial centers and sales to third parties. Sales margin is also considered in the valuation of the different products that are harvested in the forest. Any changes in the value of the plantations, in accordance with the criteria previously described, are accounted for in the current financial year’s income statement, pursuant to IAS 41. These changes are presented in the Consolidated Statement of Income under Other operating income, and at December 31, 2009 amounted to ThU.S.$155,532 (ThU.S.$65,201 at December 31, 2008). Additionally, cost of sales include a higher cost of ThU.S.$115,969 (ThU.S.$172,710 at December 31, 2008) resulting from the difference between the cost of wood at fair value versus cost basis.

- Forests are harvested according to the needs of Arauco’s production plants.

- The discount rates used are: in Chile 8%, in Argentina 12% and in Brazil 10%.

- It is assumed that prices of harvested timber are constant in real terms based on market prices.

- Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

- The average crop age by species and country is:

	Chile	Argentina	Brazil
Pine	24	15	15
Eucalyptus	12	10	7

The following table shows the changes in the balance of biological assets considering significant changes in the assumptions used in the calculation of the fair value of these assets:

		ThU.S.$
Discount rate (points)	0.5	(119,687)
	-0.5	127,170

Margins (%)	10	390,006
	-10	(390,006)

Forestry plantations classified as current assets correspond to those to be harvested and sold within the next year.

The Company holds fire insurance policies for its forestry plantations, which together with company resources and efficient protection measures for these forestry assets allow financial and operational risks to be minimized.

Uruguay

Arauco owns biological assets in Uruguay through a joint venture in partnership with Stora Enso, which are presented in these consolidated financial statements under the equity method (see Note 16).

At December 31, 2009, Arauco’s investment in Uruguay represented a total of 126,786 hectares, of which 62,838 hectares are allocated to plantations, 2,870 hectares to native forest, 42,625 hectares for other uses and 18,453 hectares for planting.

Detail of Biological Assets Pledged as Security

There are no forestry plantations pledged as security, except for those belonging to Forestal Río Grande S.A. (affiliate of Fondo de Inversiones Bio Bio, a special purpose entity). In October 2006, pledges without transfer and agreements not to sell and encumber were made in favor of JPMorgan and Arauco, for forests located on their own land. At December 31, 2009, the fair value of these forests reached ThU.S.$59,819 as compared to ThU.S.$81,083 at December 31, 2008.

Detail of Biological Assets with Restricted Ownership

As of the date of these consolidated financial statements, there are no biological assets with restricted ownership.

Disclosure of Agricultural Products

Agricultural Products relate mainly to forestry products that are intended for sale pertaining to the operation and are valued at fair value at the closing period.

No significant grants have been received.

As of the date of these consolidated financial statements, the Current and Non-current biological assets are as follows:

Biological Assets	12/31/2009	12/31/2008	01/01/2008
	ThU.S.$	ThU.S.$	ThU.S.$
Current	310,832	305,730	351,227
Non-current	3,446,696	3,346,703	3,479,289

Total	3,757,528	3,652,433	3,830,516

Biological Assets Movement

12/31/2009
ThU.S.$
Opening Balance	3,652,433
Changes in Biological Assets
Additions	95,197
Decreases due to Sales	(3,370)
Discontinuation of consolidation by the formation of joint ventures recorded under the equity method	(54,951)
Decreases due to Harvest, Biological Assets	(197,149)
Profit (Loss) of Changes in Fair Value, less estimated Costs at Point of Sale	155,532
Increases (decreases) in Foreign Currency Translation, Biological Assets	112,371
Other Increases (decreases), Biological Assets	(2,535)

Total Changes	105,095

Closing Balance	3,757,528

12/31/2008
ThU.S.$
Opening Balance	3,830,516
Changes in Biological Assets
Additions	146,917
Decreases due to Sales	(2,137)
Decreases due to Harvest	(296,321)
Profit (Loss) of Changes in Fair Value, less estimated Costs at Point of Sale	65,201
Increases (decreases) in Foreign Currency Translation, Biological Assets	(90,642)
Other Increases (decreases), Biological Assets	(1,101)

Total Changes	(178,083)

Closing Balance	3,652,433

As of the date of these consolidated financial statements there are no commitments for disbursements for the acquisition of biological assets.

NOTE 22. ENVIRONMENT

Environment Management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department and each of its specialists that ensures these guidelines are met and are put in to practice in everyday company operations.

All of Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses several supplies in its productive processes such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all of Arauco’s business units.

Environment Related Disbursement Information

At December 31, 2009 and 2008, respectively, Arauco made the following disbursements related to its main environmental projects:

Company	12/31/2009 Name of Project	Disbursements undertaken 2009				Committed Disbursements
		State of Project	Amount ThU.S$	Asset Expense	Asset/expense destination item	Amount ThU.S$	Estimated date
Celulosa Arauco y Constitución S.A	Construction of Outlets	In process	7,197	Asset	Property, plant and equipment	66,376	2010-2011
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of gas emissions from industrial process	Ended	556	Expense	Operating costs	0	0
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of gas emissions from industrial process	In process	3,515	Asset	Property, plant and equipment	541	2010
Celulosa Arauco y Constitución S.A	Environmental improvement studies	Ended	25,245	Expense	Operating costs	0	0
Celulosa Arauco y Constitución S.A	Environmental improvement studies	Ended	744	Expense	Administration expenses	0	0
Celulosa Arauco y Constitución S.A	Environmental improvement studies	In process	2,131	Asset	Property, plant and equipment	2,532	2010
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	Ended	911	Expense	Administration expenses	0	0
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	13,908	Asset	Property, plant and equipment	2,352	2010
Celulosa Arauco y Constitución S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	3,270	Asset	Property, plant and equipment	88	2010
Aserraderos Arauco S.A.	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	542	Asset	Property, plant and equipment	510	2010
Alto Paraná S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	1,271	Asset	Fixed assets	1,680	2010
Alto Paraná S.A	Expansion of solid industrial waste dumpsite for management of these in the future	Ended	2,448	Asset	Fixed assets	0	0
Alto Paraná S.A.	Environmental improvement studies	Ended	790	Asset	Fixed assets	0	0
Alto Paraná S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	1,216	Asset	Fixed assets	2,625	2010
Forestal Celco S.A	Environmental improvement studies	In process	95	Asset	Property, plant and equipment	2,811	2010
Paneles Arauco S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	59	Expense	Operating costs	219	2010
Paneles Arauco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	922	Expense	Operating costs	270	2010
Paneles Arauco S.A	Environmental improvement studies	In process	221	Expense	Operating costs	568	2010
Paneles Arauco S.A	Environmental improvement studies	In process	533	Asset	Property, plant and equipment	1,480	2010
Placas do Paraná S.A.	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	Ended	3,023	Asset	Property, plant and equipment	3,326	0
Placas do Paraná S.A	Environmental improvement studies	In process	782	Asset	Property, plant and equipment	113	2010

			69,379			85,491

Company	12/31/2008 Name of Project	Disbursements undertaken 2008				Committed Disbursements
		State of Project	Amount ThU.S$	Asset Expense	Asset/expense destination item	Amount ThU.S$	Estimated date
Celulosa Arauco y Constitución S.A	Construction of Outlets	In process	29,593	Asset	Property, plant and equipment	1,400	2009
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of gas emissions from industrial process	In process	21,634	Asset	Property, plant and equipment	2,899	2009
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of gas emissions from industrial process	In process	630	Expense	Operating costs	1,296	2009
Celulosa Arauco y Constitución S.A	Environmental improvement studies	Ended	801	Asset	Property, plant and equipment	0	0
Celulosa Arauco y Constitución S.A	Environmental improvement studies	In process	2,474	Expense	Administration expenses	5	2009
Celulosa Arauco y Constitución S.A	Environmental improvement studies	In process	8,798	Expense	Operating cost	10,539	2009
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	10,262	Asset	Property, plant and equipment	17,789	2009
Celulosa Arauco y Constitución S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	4,377	Asset	Property, plant and equipment	6,191	2009
Celulosa Arauco y Constitución S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	383	Expense	Operating cost	179	2009
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	22,659	Expense	Operating cost	7,372	2009
Aserraderos Arauco S.A	Investment projects for the control and management of gas emissions from industrial process	In process	2,197	Asset	Property, plant and equipment	36	2009
Aserraderos Arauco S.A	Investment projects for the control and management of gas emissions from industrial process	Ended	423	Expense	Administration expenses	0	0
Forestal Celco S.A	Environmental improvement studies	In process	484	Expense	Administration expenses	808	2009
Paneles Arauco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	300	Expense	Operating cost	400	2009
Paneles Arauco S.A	Environmental improvement studies	In process	1,554	Expense	Operating cost	500	2009
Paneles Arauco S.A	Environmental improvement studies	In process	1,348	Asset	Property, plant and equipment	500	2009
Paneles Arauco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	5,818	Asset	Property, plant and equipment	2,207	2009
Alto Paraná S.A	Environmental improvement studies	Ended	234	Asset	Fixed assets	0	0
Alto Paraná S.A	Environmental improvement studies	In process	11,930	Asset	Fixed assets	452	2009
Alto Paraná S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	2,073	Asset	Fixed assets	2,768	2009
Alto Paraná S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	7,299	Asset	Fixed assets	5,083	2009
Placas do Paraná S.A	Environmental improvement studies	In process	4,407	Asset	Property, plant and equipment	167	2009

			139,678			60,591

NOTE 23. FINANCIAL INSTRUMENTS (IFRS 7)

Classification

The following table shows Arauco’s financial instruments at December 31, 2009, December 31, 2008 and January 1, 2008. An informative estimate of fair value is shown for instruments valued at amortized cost.

	12/31/2009		12/31/2008		01/01/2008
Financial Instruments	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Book value
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Assets
Fair value with change in Profit and Loss (Negotiation)		231,752		72,745	204,731
Interest Rate Swaps		5,778		7,707	10,626
Exchange Rate Forward		2,648		5,762	0
Mutual funds (1)		223,326		59,276	194,105

Loans and Accounts Receivables	880,394	880,394	704,699	704,699	777,592
Cash and cash equivalents	310,873	310,873	108,032	108,032	73,767
Cash	29,000	29,000	18,662	18,662	37,507
Fixed Term Deposits	281,873	281,873	72,198	72,198	36,260
Repurchased Agreements	0	0	17,172	17,172	0

Accounts Receivables (net)	569,521	569,521	596,667	596,667	703,825
Trades and Other Receivables	518,494	518,494	536,730	536,730	607,324
Other Debtors	51,027	51,027	59,937	59,937	96,501
Hedging
Hedge Swaps		17,998		0
Liabilities
Financial Liabilities at amortized cost	3,524,811	3,603,709	2,961,647	2,850,950	3,034,316
Bonds issued in Dollars	2,252,838	2,357,703	1,829,990	1,799,876	1,840,045
Bonds issued in UF	398,693	390,575	203,668	187,815	0
Bank Loans in Dollars	527,249	509,400	612,624	547,893	878,070
Bank Loans in other currencies	23,531	23,531	4,267	4,268	3,477
Finance Leasing	608	608	1,394	1,394	3,597
Trades and other Payables	321,892	321,892	309,704	309,704	309,127
Financial liabilities with change in Profit and Loss		10,648		14,051	7,007

(1)	Although this item is disclosed in note IFRS 7 as Fair Value with change in profit and loss according to expected sales in the short term, in this Financial Statement it is classified as Cash and cash equivalents for its high level of liquidity.

Fair Value Financial Assets with Changes in Profit and Loss

Fair value financial assets with changes in profit and loss are trading securities. Financial assets classified in this category are mainly acquired for sale in the short term. Derivatives are also classified as trading securities unless they are defined as hedging instruments. Assets in this category are classified as current assets and are recorded at fair value, recognizing changes in value in the income statement. These assets are held with the objective of maintaining adequate liquidity levels to meet the Company’s obligations.

The following table details Arauco’s financial assets at fair value with changes in profit and loss:

	12/31/2009	12/31/2008	Period Variation
	ThU.S.$	ThU.S.$
Fair value with changes in profit and loss	231,752	72,745	219%
Interest Rate Swap	5,778	7,707	-25%
Forward Exchange Rate	2,648	5,762	-54%
Mutual Funds	223,326	59,276	277%

Swaps: At the closing balance sheet date, financial assets classified in this category are not considered hedging instruments, as there is no uncertainty as to their underlying liability, so these instruments comply with the management strategy regarding implicit structural liquidity risk for Arauco operations. The fair value of this item decreased by 25% compared to December 31, 2008 due to lower horizon cash flows from swaps.

Forwards: Arauco acquires this type of instrument to hedge functional currency exchange rate risks. These instruments are generally acquired with short-term maturity periods. The fair value of this item has decreased by 54% because the Company has entered into fewer derivative contracts in 2009 as compared to 2008.

Mutual Funds: Arauco invests in local mutual funds to maximize the profitability of cash flow surpluses in Chilean Pesos, or in international mutual funds in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted under the Company’s Invetment Policy. As of the date of these consolidated financial statements, the Company has increased its position in this type of instrument by 277% as compared with December 2008.

Loans and Receivables

These are non-derivative financial assets with fixed or determinable payments. These instruments are not available for trading on any active trading market or otherwise. In the balance sheet they are included in Current Assets, except for assets with a maturity exceeding 12 months. These assets are recorded at amortized cost using the effective interest method and are subject to impairment testing. Financial assets that comply with this definition are: cash and cash-equivalents, fixed term deposits, repurchase agreements, trades and notes receivables, and other debtors.

	12/31/2009	12/31/2008
	ThU.S.$	ThU.S.$
Loans and Receivables	880,394	704,699
Cash and Cash Equivalents	310,873	108,032
Cash	29,000	18,662
Fixed Term Deposits	281,873	72,198
Repurchased Agreements	0	17,172
Receivables (Net)	569,521	596,667
Trades and Other Receivable	518,494	536,730
Other Debtors	51,027	59,937

Cash and Cash Equivalents: Includes cash on hand, bank account balances, fixed term deposits and repurchase agreements. They are short-term investments that are readily convertible into cash, and are subject to an immaterial change in value.

Fix Term Deposits and Repurchased Agreements: The objective of this instrument is to maximize short-term cash flow surpluses. This instrument is authorized by Arauco’s Placement Policy, which establishes a mandate that allows investments in fixed income securities. In general, these instruments have a maturity period of less than ninety days. Any such instruments that have a maturity period of ninety days or more are not classified as cash.

Trades and Notes Receivable: These represent enforceable rights for Arauco resulting from the normal course of the business, namely, operation activity or corporate purposes.

Other Debtors: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

Trades receivables are presented at net value, which means that they are presented net of bad debt estimates. This provision is determined when there is evidence that Arauco will not receive the payments agreed to in the original sales terms. These provisions are carried out when a customer files for and commences legal bankruptcy proceedings or is in default of payments, or when Arauco has exhausted all debt collection options within a reasonable period. These include telephone calls, e-mails and debt collection letters. In the case of sales in Chile corresponding to the Company’s distribution affiliate Arauco Distribución S.A., the provisions are estimated using a percentage of receivables which is determined on a case by case basis, considering the client’s internal risk classification and the debts aging (days past due).

The following table summarizes Arauco’s financial assets at closing balance:

	12/31/2009	12/31/2008
	ThU.S.$	ThU.S.$
Financial Assets	1,112,146	777,444
Fair Value with changes in Profit and Loss (Negotiation)	231,752	72,745
Loans and Receivables	880,394	704,699

Financial Liabilities Valued at Amortized Cost

These financial liabilities correspond to non-derivative instruments with contractual cash flow payments, which can either be fixed or subject to variable interest rates.

Also included in this category are the non-derivative financial liabilities for services or goods delivered to Arauco at the closing date of this balance sheet that have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

As of the closing date of the balance sheet, Arauco includes in this category obligations with banks and financial institutions, publicly issued bonds in U.S. Dollars and UF, creditors and other payables.

	12/31/2009	12/31/2008	12/31/2009	12/31/2008
	Amortized Cost		Fair Value
	ThU.S.$		ThU.S.$
Financial Liabilities at Amortized Cost	3,524,811	2,961,647	3,603,709	2,850,950
Bonds Issued in Dollars	2,252,838	1,829,990	2,357,703	1,799,876
Bonds Issued in UF	398,693	203,668	390,575	187,815
Bank Loans in Dollars	527,249	612,624	509,400	547,893
Bank Loans in other Currencies	23,531	4,267	23,531	4,268
Financial Leasing	608	1,394	608	1,394
Trades and Other Payables	321,892	309,704	321,892	309,704

The disclosure of these liabilities at amortized cost in the Financial Statement is as follows:

	December 2009
	Current	Non-current	Total
	ThU.S.$	ThU.S.$	ThU.S.$
Loans that accrue interest	524,909	2,678,010	3,202,919
Trades and Other Payables	321,892	0	321,892
Total	846,801	2,678,010	3,524,811

Fair Value Financial Liabilities with Changes in Profit and Loss

Liabilities, assigned as such at initial recognition and liabilities classified as held for negotiation shall be included in this category.

As of the closing date of the balance sheet, Arauco held a rate swap as a financial liability at fair value with changes in profit and loss. This liability incurred a net decrease of 24%, due to a rate decrease experienced by the economy as compared to December 2008.

	12/31/2009	12/31/2008	Period Variation
	ThU.S.$	ThU.S.$
Fair value Financial Liabilities with changes in profit and loss (*)	10,648	14,051	-24%

(*) This account is classified in the Balance Sheet as Other Financial Liabilities, Current.

The following table is a summary of Arauco’s financial liabilities at closing balance date:

Financial Liabilities	12/31/2009	12/31/2008
	ThU.S.$	ThU.S.$
Total Financial Liabilities	3,535,459	2,975,698
Financial Liabilities at fair value with changes in profit and loss (negotiation)	10,648	14,051
Financial Liabilities Measured at Amortized Cost	3,524,811	2,961,647

The following table details net income items and expenses recognized as profit and loss on financial instruments:

		Net Gain (loss)		Impairment
	Financial Instrument	12/31/2009	12/31/2008	12/31/2009	12/31/2008
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
At fair value with changes in profit and loss	Swap	4,391	(7,046)	0	0
	Forward exchange rate	(3,691)	462	0	0
	Mutual Funds	5,800	4,443	0	0

	Sub-Total	6,500	(2,141)	0	0

Loans and Receivables	Fix terms deposits	6,638	8,237	0	0
	Repurchased agreements	376	966	0	0
	Trades and Other receivables	0	0	(3,512)	(3,722)

	Sub-Total	7,014	9,203	0	0

Hedge instruments	Cash flow swap	(2,122)	0	0	0

	Sub-Total	(2,122)	0	0	0

At amortized cost	Bank loans	(8,421)	(18,270)	0	0
	Bond issued obligations	(153,857)	(124,730)	0	0
	Finance lease obligations	(34)	(67)	0	0

	Sub-Total	(162,312)	(143,067)	0	0

Fair Value Hierarchy

The assets and liabilities recorded at fair value in the Consolidated Balance Sheet dated December 31, 2009 and have been measured based on the methodologies provided in IAS 39. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

-	Level I: Values or quoted prices in active markets for identical assets and liabilities.

-	Level II: Information (“Inputs”) from other sources than the quoted values of Level I, but observable in the market for assets and liabilities either directly (prices) or indirectly (derived from prices).

-	Level III: Inputs for assets or liabilities that are not based on observable market data.

	Fair Value December 2009	Measurement Methodology
		Level I	Level II	Level III
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Financial Assets at fair value
Swap (asset)	5,778	0	5,778	0
Forward exchange rate	2,648	0	2,648	0
Mutual Funds	223,326	223,326	0	0

Financial Liabilities at fair value
Swap (liabilities)	10,648	0	10,648	0

Hedging Instruments

Hedging instruments registered at December 31, 2009 correspond to cash flow hedges. Specifically, at the closing balance date, Arauco recorded rate swaps resulting at fair value for a total of ThU.S.$17,998, which is presented in Equity as Other comprehensive results, net of exchange rate and deferred taxes.

Nature of Risk

Arauco is exposed to variations in cash flows due to exchange rate risk mainly resulting from having assets in U.S. Dollars and liabilities in UF (obligations to the public), which causes mismatches that could affect operating results.

Information on Swaps Assigned as Hedging

Hedging Swaps H Series Bond

Hedging Objective

In March 2009, Arauco placed a bond for 2,000,000 UF on the Chilean market with an annual 2.25% coupon and semi-annual interest payments (March and September). This bond is amortized at the end of the period , with a prepayment option from March 1, 2011. The maturity date is March 1, 2014.

In order to avoid exchange rate risk, Arauco made two cross-currency swap contracts listed below:

1.- Cross Currency Swap with Banco de Chile for 1,000,000 UF

With this swap Arauco receives semi-annual interest payments (in March and September) based on a nominal amount of 1,000,000 UF at a 2.25% annual rate, and pays semi-annual interest (in March and September) based on a notional amount of US$35,700,986.39 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 4.99%. The market value amounts to ThU.S.$2,887 at December 31, 2009. Maturity date of this swap is March 1, 2014.

2.- Cross Currency Swap with JPMorgan for 1,000,000 UF

With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 2.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$35,281,193.28 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 4.94%. The market value amounts to ThU.S.$3,498 at December 31, 2009. The maturity date of this Swap is March 1, 2014.

Through a test of effectiveness, Arauco is able to validate that the instrument is highly effective within an acceptable range for the Company to eliminate exchange rate uncertainty in commitments from the object of coverage.

Hedging Swaps F Series Bond

Hedging Objective

Arauco placed a F series bond in November 2008 and, March 2009 for an amount of 7,000,000 UF at an annual rate of 4.25% payable semi-annually. To mitigate the risk of exchange rate, Arauco made four cross-currency swap contracts that partially cover the bond amount fluctuations:

Contract 1: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$38.38 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.86%. The market value amounts to ThU.S.$2,503 at December 31, 2009. This contract expires on October 30, 2014.

Contract 2: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$37.98 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.79%. The markets value amounts to ThU.S.$2,781 at December 31, 2009. This contract expires on April 30, 2014.

Contract 3: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$37.98 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.8%. The markets value amounts to ThU.S.$2,957 at December 31, 2009. This contract expires on October 30, 2014.

Contract 4: With this contract Arauco receives semi-annual interest payments (April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$37.62 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.79%. The markets value amounts to ThU.S.$3,372 at December 31, 2009. This contract expires on October 30, 2014.

Through a test of effectiveness, Arauco can validate that the above-detailed hedging instruments are highly effective within an acceptable range for the Company to eliminate exchange rate uncertainty for commitments that are the objects of such coverage.

Hedging Strategy

Given that Arauco holds a high percentage of assets in U.S. Dollars, the Company needs to reduce its exchange rate risk as it has obligations in adjustable-rate Pesos. The aim of this swap is to eliminate exchange rate uncertainty, exchanging cash flows from adjustable-rate Pesos obligations generated by the above mentioned bonds with U.S. Dollar cash flows (Arauco’s functional currency) at a fixed exchange rate and determined at the date of the contract execution.

Valuation Method

Fair value financial assets with changes in Profit and Loss (Negotiation)

Fair value financial assets with changes in profit and loss are initially recognized at fair value and transaction costs are recognized in the Income Statement. Subsequently, they are recorded at fair value.

Swaps: These are valued using the discounted cash flow method at a discount rate consistent with operational risk, using specific swap valuation tools that are publicly available.

Forwards: These instruments are initially recognized at fair value at the date on which the contract is entered into and are subsequently remeasured at fair value. The forwards are recorded as assets when fair value is positive and, as liabilities when fair value is negative.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

Loans and Receivables

Their value is recorded at amortized cost using the effective interest rate method, discounting the provision for bad debt. This value is a reasonable approximation of fair value.

Repurchased Agreements: These are valued at initial investment cost of the short-term instrument plus interest accrued at the closing date for the period.

Mutual Funds: Given their nature, they are recognized at market value at the closing date for the period.

Hedging

These financial instruments are valued using the discount cash flow method at a rate consistent with operational risk using the information given by each bank as a counterparty.

Financial Liabilities at Amortized Cost

Financial instruments classified in this category are valued at amortized cost using the effective interest rate method.

For informational purposes, the fair value of these financial liabilities is shown. Estimates of bank obligations are determined using specific valuation techniques using cash flow discounted at rates consistent with the risk of the operation, while bonds are valued at market price.

Financial Liabilities with Changes in Profit and Loss

Swap: These financial instruments are valued using the discounted cash flow method at a rate consistent with the operation risk, using the information given by each bank as a counterparty.

Risk Management

Arauco’s financial assets are exposed to several financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks). Arauco’s global risk management program focuses on financial market uncertainty and tries to minimize potential adverse effects over Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Finance Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units. The Company does not actively participate in the trading of its financial assets for speculative purposes.

Type of risks that arise from financial instruments

Type of Risk: Credit Risk

Description

Credit risk refers to financial uncertainty at different time horizons concerning the fulfillment of obligations by counterparties, at the time of exercising contract rights to receive cash or other financial assets on behalf of Arauco.

Explanation of Risk Exposure and How These Risks Arise

Arauco’s exposure to credit risk is directly related to each of its customer’s individual capacities to fulfill their contractual commitments, reflected in commercial debtor accounts. Furthermore, credit risk also arises for assets that are in the hands of third parties such as fixed term deposits, agreements and mutual funds.

With regard to trade accounts receivables, as a policy, Arauco holds insurance policies for open account sales. These are to cover export sales from the Company, Aserraderos Arauco S.A., Paneles Arauco S.A. and Forestal Arauco S.A., as well as local sales of Arauco Distribución S.A., Arauco México S.A. de C.V., Arauco Wood Inc., Arauco Colombia S.A.,

Arauco Perú S.A. and Alto Paraná S.A. (and affiliates). Arauco works with Continental Credit Insurance Company (AA- Fitch Ratings). Placas do Paraná and Arauco do Brasil (Brazil) local sales credits are insured with Euler Hermes Insurance Company. These insurance policies cover 90% of the invoice with no deductible.

In order to guarantee a credit line or an advanced payment to a supplier approved by the Credit Committee, Arauco holds several guarantees, such as mortgages, pledges, standby letters of credit, bank guarantee bonds, checks, promissory notes, consumption loans or any other guarantee that may be needed pursuant to each country’s legislation. Debt covered by this type of guarantee amounted to U.S.$ 29 million in December 2009. The guarantee procedure is regulated by Arauco’s Guarantee Policy, which controls accounting and reporting, maturity dates and value.

The Company’s maximum credit risk exposure is limited to the amortized cost value of the registered trade accounts receivable, at the date of this report, less the sales percentage insured by aforementioned credit insurance companies and by the guarantees provided to Arauco.

In 2009, Arauco’s consolidated sales amounted to ThU.S.$3,113,045, of which 56.69% correspond to credit sales, 32.70% to sales with letters of credit, and 10.62% to other types of sales, such as Cash Against Documents (CAD) and advance payments.

At December 2009, Arauco’s Sales Debtors amounted to ThU.S.$506,503 of which 61.44% corresponded to credit sales, 33.29% to sales with letters of credit and 5.27% to other types of sales, such as CAD and advance payments, distributed among 2,459 clients. The client with the highest open account debt did not exceed 1.99% of total receivables at that date.

The receivables covered by the different insurance and guarantee policies reaches 88.86%, therefore, Arauco’s exposure portfolio is 11.14%.

Secured Debt-Open Account

	ThU.S.$	%
Total Open Account receivables	311,187	100.00
Secured debt (*)	276,525	88.86
Uncovered debt	34,662	11.14
(*) Secured Debt is defined as the portion of accounts receivable that is covered by a credit company or guarantees as stand-by, mortgage or guarantee bond (among others).

Accounts exposed to this type of risk are: trade receivable, finance lease debtors and other debtors.

	December 2009	December 2008
	ThU.S.$	ThU.S.$
Receivables (net)
Trades and Notes Receivable	506,503	528,278
Finance lease debtors	4,315	3,163
Other Debtors	47,623	57,362
Net Subtotal	558,441	588,803

Trades and Notes Receivable	521,462	543,553
Finance lease debtors	4,315	3,163
Other Debtors	52,482	58,393
Gross Subtotal	578,259	605,109

Estimated Trades and Uncollectable Notes - Bad Debt	14,959	15,275
Estimated Finance leases	0	0
Estimated Miscellaneous - Bad Debt	4,859	1,031
Subtotal Bad Debt	19,818	16,306

Non Current Receivables (net)
Trades and Notes Receivable	226	512
Finance lease debtors	7,450	4,777
Other Debtors	3,404	2,575
Net Subtotal	11,080	7,864

Trades and Notes Receivable	226	512
Finance lease debtors	7,450	4,777
Other Debtors	3,404	2,575
Gross Subtotal	11,080	7,864

Estimated Trades and Uncollectable Notes - Bad Debt	0	0
Estimated Finance leases	0	0
Estimated Miscellaneous - Bad Debt	0	0
Subtotal Bad Debt	0	0

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

The Credit and Collections Department, which reports to the Finance Department, is responsible for minimizing receivables credit risk and supervising past due accounts. It is also responsible for the approval or rejection of credit limits for all sales. The standards and procedures governing the control and risk management of credit sales are set forth in the Company’s Credit Policy.

For customer credit line approval and/or modification, all Arauco group companies must follow an established procedure. All Credit requests are entered into a Credit Evaluation model (EVARIE) where all available information is analyzed, including the credit line given by the credit insurance company. Subsequently, credit requests are approved or rejected by the internal committee of each company within the Arauco group considering the maximum amount authorized by the Credit Policy Department. If the credit line exceeds the maximum established amount, it is subsequently analyzed by the Corporate Committee. Credit lines are renewed on a yearly basis.

Sales with letters of credit are mainly from Asia and the Middle East. Credit assessments of the issuing banks are performed periodically, in order to obtain ratings made by the principal risk classification companies of country and world risk rankings, and of their financial position over the last five years. Depending on this evaluation, it is decided whether the issuing bank is approved or confirmation is requested.

All sales are controlled by a credit verification system that has set parameters to block orders from clients who have accumulated past due amounts of a defined percentage of the debt and/or clients who at the time of product delivery have exceeded their credit limit or whose credit has expired.

Of the total accounts receivable, 89.47% is current, 8.47% is between 1 and 15 days past due, 0.54% is between 16 and 30 days past due, 0.64% is between 31 and 60 days past due, 0.56% is between 61 and 90 days past due, 0.01% is between 91 and 180 days past due and 0.30% is more than 180 days late.

Past due

Days	Up to date	1 to 15	16 to 30	31 to 60	61 to 90	91 to 180	More than 180	Total
ThU.S.$	453,155	42,927	2,747	3,257	2,854	44	1,519	506,503
%	89.47	8.47	0.54	0.64	0.56	0.01	0.30	100.00

Arauco has recognized impairment over the last five years in the amount of ThU.S.$8.11 which represents 0.05% of total sales during this period.

SALES DEBTOR IMPAIRMENT AS A

PERCENTAGE OF TOTAL SALES

	2009	2008	2007	2006	2005	Last 5 years
Sales Debtors Impairment	0.05%	0.13%	0.03%	0.01%	0.02%	0.05%

The amount recovered by guarantee collections, insurance payments or any other credit enhancement during 2009, amount to ThU.S.$ 8,460, which represents 83.85% of the total amount claimed.

Explanation of any changes to risk exposure or changes in objectives, processes and policies regarding previous years’ risk management

In March 2009, Arauco implemented a Guarantee Policy in order to control accounting, valuation and expiration dates.

In December 2009, there was an update of the Corporate Credit Policy of Arauco group.

Regarding the risks of fix term deposits, agreements and mutual funds, Arauco has a placement policy that minimizes the risk through guidelines for management of cash flow surpluses in low-risk institutions.

Investment Policy:

Arauco has an Investment Policy that identifies and limits financial instruments and companies in which Arauco and its subsidiaries are authorized to invest in, specifically, Celulosa Arauco y Constitución S.A.

The Company’s Treasury Department is centralized with operations in Chile. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long term debt subscriptions. Exceptions to this rule are specific investments made through other companies where authorization is required from the Chief Financial Officer.

With regard to financial instruments, the only permitted investments are fixed income investments and instruments with adequate liquidity. Each instrument has defined classifications and limits, which depend on duration and on the issuer.

With regard to intermediaries, a methodology is used with the objective of determining the relative risk level of each bank or entity’s financial position and debt and asset security using a point system that gives each subject entity a relative risk ranking. Arauco uses this system to define investment limits.

The required records for evaluation of the various criteria are obtained from official finance statements provided by the banks under evaluation and from the classification of in-effect short and long term debt securities, as defined by the controlling entity (the Superintendency of Banks and Financial Institutions) and used by risk classification companies authorized by the controlling entity, which in this case include Fitch Ratings Chile, Humphreys and Feller Rate.

Evaluated criteria are: Capital and Reserves, Current Ratio, Equity Share in Total Investments in Financial System, Capital Yield, Operational Income Net Profit Ratio, Debt / Capital Ratio and the Risk Classifications of each entity.

Any necessary exceptions regarding investment limits in each particular instrument or entity must have express authorization from Arauco’s Chief Financial Officer.

Type of Risk: Liquidity Risk

Description

This risk corresponds to Arauco’s ability to fulfill debt obligations at the time of expiration.

Explanation of Risk Exposure and How These Arise

Arauco’s exposure to liquidity risk is found mainly in its obligations to the public, banks and financial institutions, creditors and other payables. These may arise if Arauco is unable to meet net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

Explanation of Objectives, Policies and Processes for Risk Management, and Measurement Methods

The Finance Management Department constantly monitors the Company’s cash flow forecasts based on short and long term forecasts and available financing alternatives. In order to control the risk level of available financial assets, Arauco follows its investment policy.

The following table shows the capital commitment of the main financial liabilities subject to liquidity risk, grouped according to their maturity dates:

December 31, 2009:

	Maturity ThU.S.$					Total ThU.S.$
Loans with banks	0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current
Banco Alfa	0	27	0	453	0	27	453
Banco BBVA	0	15,003	301	172,458	72,453	15,304	244,911
Banco del Estado	0	103,640	0	0	0	103,640	0
Banco do Brasil	0	0	2,737	0	0	2,737	0
Banco Santander Rio	3,061	4,006	0	0	0	7,067	0
Banco Votorantim	0	0	84	1,553	5,216	84	6,769
Bank Boston	3,580	0	0	0	0	3,580	0
BBVA Banco francés	2,540	4,001	5,022	0	0	11,563	0
Banco Galicia	0	0	2,009	0	0	2,009	0
Banco Itau	0	0	16,065	0	0	16,065	0
Fundo de Desenvolvimiento Econom.	0	0	80	113	479	80	592
J.P.Morgan	10,267	0	25,713	104,197	0	35,980	104,197
Santander Overseas Bank	4,839	0	0	0	0	4,839	0

Total	24,287	126,677	52,011	278,774	78,148	202,975	356,922

	Maturity ThU.S.$					Total ThU.S.$
Obligations bonds	0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current
Barau-E	0	0	273	45,796	0	273	45,796
Barau-F	0	0	2,026	48,635	407,643	2,026	456,278
Barau-H	0	617	0	89,067	0	617	89,067
Alto Parana Bonds	1,004	0	0	68,850	313,031	1,004	381,881
Yankee Bonds 2019	15,406	0	0	145,000	681,250	15,406	826,250
Yankee Bonds 2nd Emission	0	2,734	0	37,500	153,125	2,734	190,625
Yankee Bonds 3rd Emission	0	279,249	0	0	0	279,249	0
Yankee Bonds 4th Emission	0	8,914	0	416,993	0	8,914	416,993
Yankee Bonds 5th Emission	7,303	0	0	346,125	0	7,303	346,125
Yankee Bonds 6th Emission	0	0	4,047	83,250	380,406	4,047	463,656

Total	23,713	291,514	6,346	1,281,216	1,935,455	321,573	3,216,671

	Maturity ThU.S.$					Total ThU.S.$
Financial Leases	0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current
Banco Santander Chile	0	121	240	247	0	361	247

Total	0	121	240	247	0	361	247

December 31, 2008:

	Maturity ThU.S.$					Total ThU.S.$
Loans with banks	0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current
Banco BBVA	0	1,026	0	120,000	125,509	1,026	245,509
Banco Alfa	0	0	82	0	0	82	0
Banco de Chile	20,410	0	0	0	0	20,410	0
Banco do Brasil	4,145	0	0	0	0	4,145	0
Banco Galicia	5,055	0	0	0	0	5,055	0
Banco Safra	0	41	0	0	0	41	0
Banco Santander	100	0	0	0	0	100	0
Citi New York	1,418	0	0	0	0	1,418	0
Citigroup	0	160,378	0	0	0	160,378	0
J.P.Morgan	10,771	8,571	17,142	137,143	0	36,484	137,143
Sampo Bank	0	0	3,278	0	0	3,278	0
Santander Overseas Bank	2,531	0	0	4,800	0	2,531	4,800

Total	44,430	170,016	20,502	261,943	125,509	234,948	387,452

	Maturity ThU.S.$					Total ThU.S.$
Obligations bonds	0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current
Barau-E	0	227	0	6,205	34,271	227	40,476
Barau-F	0	1,201	0	35,959	294,389	1,201	330,348
Alto Parana Bonds	1,004	0	0	68,850	330,244	1,004	399,094
Yankee Bonds 2nd Emission	0	102,100	0	0	0	102,100	0
Yankee Bonds 2nd Emission	0	2,734	0	37,500	162,500	2,734	200,000
Yankee Bonds 3rd Emission	0	8,749	0	293,831	0	8,749	293,831
Yankee Bonds 4th Emission	0	8,915	0	446,985	0	8,915	446,985
Yankee Bonds 5th Emission	7,303	0	0	361,500	0	7,303	361,500
Yankee Bonds 6th Emission	0	4,047	0	83,250	401,219	4,047	484,469

Total	8,307	127,973	0	1,334,080	1,222,623	136,280	2,556,703

	Maturity ThU.S.$					Total ThU.S.$
Financial Leases	0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current
Banco de Chile	0	643	751	0	0	1,394	0

Total	0	643	751	0	0	1,394	0

January 01, 2008:

	Maturity ThU.S.$					Total ThU.S.$
Loans with banks	0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current
Banco BBVA	0	3,063	0	115,166	181,430	3,063	296,596
Banco ABN	0	0	980	0	0	980	0
Banco Alfa	0	0	118	114	0	118	114
Banco de Chile	0	40,114	0	0	0	40,114	0
Banco do Brasil	0	0	2,737	0	0	2,737	0
Banco Itau	0	30,087	0	0	0	30,087	0
Banco Rio	0	1,009	0	0	0	1,009	0
Banco Safra	0	137	0	57	0	137	57
Banco Santander	71,078	0	0	0	0	71,078	0
Banco Scotiabank	0	25,052	0	0	0	25,052	0
Citigroup	0	81,458	0	162,611	0	81,458	162,611
J.P.Morgan	11,101	0	25,713	155,258	34,884	36,814	190,142
Sampo Bank	0	0	3,287	3,431	0	3,287	3,431
Santander Overseas Bank	1,485	0	1,200	7,536	0	2,685	7,536
Tesoro Nacional	0	0	847	0	0	847	0

Total	83,664	180,920	34,882	444,173	216,314	299,466	660,487

	Maturity ThU.S.$					Total ThU.S.$
Obligations bonds	0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current
Alto Parana Bonds	1,004	0	0	68,850	347,456	1,004	416,306
Yankee Bonds 2nd Emission	0	0	2,100	107,200	0	2,100	107,200
Yankee Bonds 2nd Emission	0	2,734	0	37,500	171,875	2,734	209,375
Yankee Bonds 3rd Emission	0	8,749	0	317,161	0	8,749	317,161
Yankee Bonds 4th Emission	0	8,915	0	476,978	0	8,915	476,978
Yankee Bonds 5th Emission	7,303	0	0	61,500	315,375	7,303	376,875
Yankee Bonds 6th Emission	0	0	4,047	83,250	422,031	4,047	505,281

Total	8,307	20,398	6,147	1,152,439	1,256,737	34,852	2,409,176

	Maturity ThU.S.$					Total ThU.S.$
Financial Leases	0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Current
Banco de Chile	0	467	1,578	1,552	0	2,045	1,552

Total	0	467	1,578	1,552	0	2,045	1,552

Guarantees given

As of the date of these consolidated financial statements, Arauco holds ThU.S.$ 2,566 of financial assets passed to third parties (beneficiaries), as a direct guarantee. If Arauco does not meet its obligation, the beneficiaries can seek relief under the warranty.

At December 31, 2009, the assets covered by an indirect guarantee amounted to ThU.S.$305,649. The indirect guarantees are given to protect the obligation assumed by a third party, either a related company (the full guarantee of Celulosa Arauco y Constitución S.A. on APSA bonds amounted to ThU.S.$ 270,000) or an unrelated company (the buy-back operations that guarantee the obligation of forest service enterprises amounted to ThU.S.$ 31,337, and in the event of default, Arauco can cancel the obligation to obtain the asset exchange contract).

Direct and indirect guarantees granted by Arauco:

Direct:

Subsidiary reporting	Guarantee	Involved assets	ThU.S.$	Creditor of the guarantee
Celulosa Arauco y Constitución S.A.	Guarantee Bond	Financial instruments	123	Dir. Gral. Territorio Maritimo
Bosques Arauco S.A.	Stand by Letter of Credit	Financial instruments	728	Northwest Helicopter
Bosques Arauco S.A.	Guarantee Bond	Financial instruments	30	Fisco de Chile
Bosques Arauco S.A.	Guarantee Bond	Financial instruments	1	Dirección Gral de Aeronautica
Bosques Arauco S.A.	Guarantee Bond	Financial instruments	1	Dirección Gral de Aeronautica
Forestal Valdivia S.A.	Guarantee Bond	Financial instruments	1	Dir. Gral. Territorio Maritimo
Forestal Celco S.A.	Bank Bond	Financial instruments	31	Ministerio de Obras Publicas
Forestal Celco S.A.	Bank Bond	Financial instruments	1	Dirección Aeronáutica Civil
Forestal Celco S.A.	Bank Bond	Financial instruments	2	Vialidad Bio Bio
Placas do Paraná	Collateral	Property, plant and equipment	352	Banco Alfa S.A.

Total			1,270

Indirect:

Subsidiary reporting	Guarantee	Involved assets	ThU.S.$	Creditor of the guarantee
Alto Parana S.A.	Full Guarantee	Financial instruments	270,000	Bonds Holders 144 A
Placas do Paraná	Guarantee Letter	Financial instruments	4,312	Banco Votorantim S.A.
Bosques Arauco S.A.	Buy-back	Financial instruments	7,198	Leasing Banco Santander
Bosques Arauco S.A.	Buy-back	Financial instruments	3,383	Leasing Banco Chile
Forestal Valdivia S.A.	Buy-back	Financial instruments	2,488	Leasing Banco Santander
Forestal Valdivia S.A.	Buy-back	Financial instruments	2,508	Leasing Banco Chile
Forestal Celco S.A.	Buy-back	Financial instruments	13,817	Leasing Banco Santander
Forestal Celco S.A.	Buy-back	Financial instruments	1,943	Leasing Banco Chile

Total			305,649

Type of Risk: Market Risk – Exchange Rate

Description

This risk arises from the probability of being affected by exchange rate losses due to the currency in which assets, liabilities and investments are held, but which are not included in the balance sheet of an entity.

Explanation of Risk Exposures and How these Arise

Arauco is exposed to the risk of U.S. Dollar (functional currency) fluctuations for sales, purchases and obligations in other currencies, such as the Chilean Peso, Brazilian Real or others. In the case of significant exchange rate variations, the Chilean Peso is the currency that represents the main risk.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco performs sensitivity analyses to measure the effect of this variable on EBITDA and Profit.

Sensitivity analysis considers a variation of + / - 10% of the exchange rate at December 31, 2009 over the Chilean Peso. This fluctuation range is considered possible given current market conditions at the closing date. With all other variables at a constant rate, a U.S.Dollar exchange rate variation of + / - 10% in relation to the Chilean Peso would mean a EBITDA an annual variation of + / - 3.53% on the profit after tax and + / - 0.21% on equity.

The main financial instruments subject to exchange rate risk are local bonds issued in UF. These are not covered by swaps described in the Hedging chapter.

Amounts expressed in UF	12/31/2009	12/31/2008
Bonds Issued in UF (E Series)	1,000,000	1,000,000
Bonds Issued in UF (F Series)	3,000,000	5,000,000

Type of Risk: Market Risk – Interest rate

Description

This risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations. This risk mainly affects fixed income financial instruments.

Explanation of Risk Exposures and How These Arise

Arauco is exposed to risks due to interest rate fluctuations for obligations to the public, banks and financial institutions and financial instruments that accrue interest at a variable rate.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. At December 31, 2009, 8.3% of the Company’s bonds and bank loans bear interest at variable rates. A change of + / - 10% interest rate, is considered a possible range of fluctuation. Such market conditions would affect the profit after tax at a rate of + / - 0.48% and + / - 0.03% on equity.

	12/31/2009	Total
	ThU.S.$
Fixed rate	2,936,901	91.7%
Bonds issued	2,651,531
Loans with Banks (*)	284,762
Financial leasing	608
Variable rate	266,018	8.3%
Bonds issued	0
Loans with banks	266,018
Total	3,202,919	100.0%

(*)	Includes bank loans with variable rate swapped to fixed rate.

Type of Risk: Market Risk – Price of Pulp

Description

Pulp price is determined by world and regional market conditions. Prices fluctuate based on demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of Risk Exposure and How These Arise

Pulp prices are reflected in operational sales within the income statement and directly affect the net profit for the period.

At December 31, 2009, operational income due to pulp sales accounted for 52% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price sensitivity analysis in order to take the respective safeguards to confront different scenarios in the best possible manner.

Sensitivity analysis considers a variation of + / - 10% of the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of + / - 10% in the average pulp price would mean a variation on profit after tax of + / - 33.32% and + / - 1.92% on equity.

NOTE 24. OPERATING SEGMENTS (IFRS 8)

Operating segments were defined in accordance with Arauco’s senior management internal reporting structure, that is used to support operating decisions and resource allocation. Furthermore, the availability of relevant financial information has been considered in order to define operating segments. The responsible persons for making the decisions mentioned above are the Chief Executive Officer and Corporate Managing Directors of each business area (segment).

In line with the above, the Company established operating segments according to the following business units:

•	Pulp

•	Panels

•	Sawn Timber

•	Forestry

Description of Products and Services that Provide Ordinary Income for each disclosed Segment

Following below are the main products that provide ordinary income for each operational segment:

•	Pulp: The main products sold by this department are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), and pulp fluff.

•	Panels: The main products sold in this area are plywood panels, MDF panels (medium density fiberboard), Hardboard Panels, PB Panels (agglomerated) and MDF Moldings.

•	Sawn Timber: The range of products sold by this business unit includes different sizes of sawn wood and remanufactured products such as moldings, precut pieces and finger joints, among others.

•

Forestry: This area produces and sells sawn logs, pulpable logs, posts and chips made from owned forests of Radiata and Taeda pine, eucalyptus globulus and nitens forests. Additionally, the Company purchases logs and woodchip from third parties, which it sells to its other business areas.

Explanation on the measurements of Earnings, Assets and Liability of Each Segment

Pulp

The Pulp business unit uses wood exclusively from pine and eucalyptus plantations for the production of different types of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. On the other hand fluff pulp is mainly used in the production of diapers and female hygiene products.

Arauco has six plants, five in Chile and one in Argentina, and they have a total production capacity of approximately three million tons per year. Pulp is sold in more than 40 countries, mainly in Asia and Europe.

Panels

The Panels business unit produces a wide range of panels products and several kinds of moldings aimed at the furniture, decoration and construction industries. In its eight industrial plants, three in Chile, two in Argentina and three in Brazil, the Company has a total annual production capacity of 3.2 million cubic meters of plywood, PBO, MDF, Hardboards and moldings.

Sawn Timber

The Sawn Timber business unit produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

With ten saw mills in operation, eight in Chile and two in Argentina, the Company has a production capacity of 3.4 million cubic meters of sawn wood.

Furthermore, the company has seven remanufacturing plants, six in Chile and one in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joints and solid moldings as well as precut pieces. These products are sold in more than 28 countries.

Forestry

The Forestry Division is Arauco’s core business. It provides raw material for all products manufactured and sold by the Company. By directly controlling the growth of the forests to be processed, Arauco guarantees itself quality wood for each of its products.

Arauco holds forestry assets distributed throughout Chile, Argentina and Brazil, reaching 1.5 million hectares, of which 931 thousand hectares are used for plantations, 324 thousand hectares for native forests, 184 thousand hectares for other uses and 45 thousand hectares are to be planted. Arauco’s principal plantations consist of Radiata and Taeda pine. These are species that have fast growth rates and short harvest cycles compared with other long fiber commercial woods.

Additionally, Arauco has a forestry asset of 254 thousand hectares in Uruguay through a joint venture with Stora Enso, which is presented under Investment in associates and accounted for by the equity method (see Note 15).

Summary financial information of assets, liabilities and profit or loss by segment, are as follows:

Period ending December 31, 2009	Pulp	Sawmill	Forestry	Panels	Others	Corporate	Sub Total	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Income due to ordinary activities from external customers	1,682,715	493,938	89,521	832,170	14,701	0	3,113,045	0	3,113,045
Ordinary activity income among segments	19,920	2,974	665,057	34,472	26,009	0	748,432	(748,432)	0

Financial income	0	0	0	0	0	19,313	19,313	0	19,313
Financial costs	0	0	0	0	0	(193,872)	(193,872)	0	(193,872)
Financial costs, net	0	0	0	0	0	(174,559)	(174,559)	0	(174,559)

Depreciation and amortization	135,849	19,797	7,518	40,543	3,704	0	207,411	0	207,411
Sum of significant income accounts	0	0	220,570	673	0	0	221,243	0	221,243
Sum of significant expense accounts	3,399	7,755	4,314	342	0	0	15,810	0	15,810

Profit (loss) of each specific segment	320,161	(5,833)	191,000	83,539	256	(288,225)	300,898	0	300,898

Company equity in profit and loss of associates and joint ventures through equity method

Associates	0	0	0	0	0	4,084	4,084	0	4,084
Joint ventures	183	0	26	0	0	2,328	2,537	0	2,537

Income tax expense (income)	0	0	0	0	0	(53,537)	(53,537)	0	(53,537)

Non-monetary asset disbursements of the segment

Acquisition of property, plant and equipment and biological assets	167,560	33,193	131,479	32,622	2,010	1,667	368,531	0	368,531
Acquisition and contribution of investments in associates and joint venture	0	0	117,585	164,088	0	22,060	303,733	0	303,733

Nationality of Ordinary Income
Ordinary income (Chilean companies)	1,483,774	448,452	51,242	508,747	1,008	0	2,493,223	0	2,493,223
Ordinary income - foreign (Foreign companies)	198,941	45,486	38,279	323,423	13,693	0	619,822	0	619,822
Total Ordinary Incomes	1,682,715	493,938	89,521	832,170	14,701	0	3,113,045	0	3,113,045

Period ending December 31, 2009	Pulp	Sawmill	Forestry	Panels	Others	Corporate	Sub Total	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment assets	3,733,482	437,724	5,008,403	1,202,296	50,426	994,346	11,426,677	(10,905)	11,415,772
Investment in associates and joint ventures through equity method

Associates	0	0	0	0	0	118,435	118,435	0	118,435
Joint Ventures	25,055	0	305,701	0	0	26,910	357,666	0	357,666
Segment liabilities	116,773	38,570	89,958	229,110	8,827	4,550,120	5,033,339	0	5,033,339

Nationality of non-current assets
Chile	2,604,235	222,473	3,364,282	299,227	1,974	175,945	6,668,136	1,938	6,670,074
Foreign	539,907	42,053	990,407	764,288	37,627	97,158	2,471,440	0	2,471,440
Non-current assets, Total	3,144,142	264,526	4,354,689	1,063,515	39,601	273,103	9,139,576	1,938	9,141,514

Period ending December 31, 2008	Pulp	Sawmill	Forestry	Panels	Others	Corporate	Sub Total	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Income due to ordinary activities from external customers	1,912,556	722,316	108,165	944,534	26,322	0	3,713,893	0	3,713,893
Ordinary activity income among segments	33,459	3,467	839,723	54,416	32,099	0	963,164	(963,164)	0

Financial income	0	0	0	0	0	19,408	19,408	0	19,408
Financial costs	0	0	0	0	0	(175,241)	(175,241)	0	(175,241)
Financial costs, net	0	0	0	0	0	(155,833)	(155,833)	0	(155,833)

Depreciation and amortization	121,971	20,380	6,102	37,092	3,711	0	189,256	0	189,256
Sum of significant income accounts	0	0	65,201	0	0	0	65,201	0	65,201
Sum of significant expense accounts	1,154	5,412	7,204	502	0	0	14,272	0	14,272

Profit (loss) of each specific segment	575,467	28,632	(19,725)	211,041	2,542	(398,391)	399,566	0	399,566

Company equity in profit and loss of associates and joint ventures through equity method

Associates	0	0	0	0	0	4,241	4,241	0	4,241
Joint ventures	0	0	0	0	0	1,598	1,598	0	1,598

Income tax expense (income)	0	0	0	0	0	(98,044)	(98,044)	0	(98,044)

Non-monetary asset disbursements of the segment

Acquisition of property, plant and equipment and biological assets	214,538	35,864	156,531	49,883	3,160	0	459,976	0	459,976
Acquisition and contribution of investments in associates and joint venture	0	0	0	0	0	10,353	10,353	0	10,353

Nationality of Ordinary Income
Ordinary income (Chilean companies)	1,669,419	655,532	71,505	581,741	866	0	2,979,063	0	2,979,063
Ordinary income - foreign (Foreign companies)	243,137	66,784	36,660	362,793	25,456	0	734,830	0	734,830
Total Ordinary Incomes	1,912,556	722,316	108,165	944,534	26,322	0	3,173,893	0	3,713,893

Period ending December 31, 2008	Pulp	Sawmill	Forestry	Panels	Others	Corporate	Sub Total	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment assets	3,897,485	459,032	4,542,933	754,033	53,116	563,733	10,270,332	(30,492)	10,239,840
Investment in associates and joint ventures through equity method

Associates	0	0	0	0	0	112,608	112,608	0	112,608
Joint Ventures	0	0	0	0	0	28,981	28,981	0	28,981
Segment liabilities	120,282	42,195	86,272	107,484	10,108	3,866,263	4,232,604	0	4,232,604

Nationality of non-current assets
Chile	2,641,882	211,757	3,340,849	253,819	2,122	152,814	6,603,243	6,076	6,609,319
Foreign	534,348	31,567	743,939	210,422	38,258	75,997	1,634,531	0	1,634,531
Non-current assets, Total	3,176,230	243,324	4,084,788	464,241	40,380	228,811	8,237,774	6,076	8,243,850

Financial Opening Statement at January 01, 2008	Pulp	Sawmill	Forestry	Panels	Others	Corporate	Sub Total	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment assets	3,735,315	462,950	4,759,920	801,552	32,427	656,548	10,448,712	(15,474)	10,433,238
Investment in associates and joint ventures through equity method

Associates	0	0	0	0	0	122,373	122,373	0	122,373
Joint Ventures	0	0	0	0	0	31,488	31,488	0	31,488
Segment liabilities	122,166	41,274	95,323	114,635	6,170	4,090,292	4,469,859	0	4,469,859

Nationality of non-current assets
Chile	2,596,814	207,411	3,458,695	258,165	248	143,121	6,664,454	2,726	6,667,180
Foreign	539,143	49,258	749,523	273,631	27,009	92,035	1,730,599	0	1,730,599
Non-current assets, Total	3,135,957	256,669	4,208,218	531,796	27,257	235,156	8,395,053	2,726	8,397,779

NOTE 25. EVENTS AFTER REPORTING PERIOD (IAS 10)

1) On February 27, 2010, a severe earthquake, followed by a tsunami occurred off the coast of the southern-central region of Chile, which is an area where the Company maintains its industrial operations. Immediately after the earthquake, all of our production units applied their contingency plans, which involved shutting down operations and evaluating the damage caused to each facility by the earthquake. As a result of the earthquake and subsequent tsunami, its Mutrún sawmill was completely destroyed. Its other operations have been reopening gradually, with the timing of such reopenings depending on the specific conditions of the respective mill as well as external factors such as infrastructure conditions, road connectivity, power supply and public safety concerns. As of June 24, 2010, all of its operations were operating except for line 2 of the Arauco Pulp Mill (Arauco II), which will be reopened once the damages are assessed and repaired.

The suspension of the Company’s operations in Chile resulted in a decrease in sales volumes and adverse effects on our results of operations; however, we have insurance covering part of these losses. Our insurance policies cover damages to our property, plants, equipment and inventories and for business interruption caused by such damages up to an amount of U.S.$650 million, with a deductible for such damages of U.S.$3.3 million and a deductible of 21 days for business interruption. For the first quarter of 2010, we recorded a loss for damages of property, plants and equipment and inventories of approximately U.S.$27 million, net of insurance coverage. As the date of this annual report, we cannot determine the total amount of the losses incurred as a consequence of the earthquake, for which we expect to record more losses in respect thereof in the future.

2) On February 8, 2010, the Company’s Argentinean affiliate Alto Paraná S.A. (APSA) was notified of the administrative ruling issued by the Argentinean National Tax Court instructing it to pay 300,965,382 Argentinean pesos corresponding to taxes and interest accrued up to December 14, 2007; and 116,942,825 Argentine pesos corresponding to fines. Such amounts result from the rejection of the deductions made by the affiliate regarding Income Taxes applicable to expenses, interests and exchange rates generated by the debts entered into by the company in 2001.

The Argentine affiliate appealed this ruling before the respective judicial court, the Cámara de Apelaciones de lo Contencioso Administrativo Federal (Contentious Administrative Matters Federal Appeal Court) (“CACAF”), arguing that such collections are completely out of order. On February 15, 2010, APSA appealed this ruling before the CACAF.

On March 18, 2010, the CACAF issued a court decree in which it ordered the AFIP to refrain from requesting the block of preventive interim relief measures, administratively demand payment, issue debt invoices, or initiate judicial collection actions, including seizure of property and other executive precautionary measures against APSA until said Court decides the respective precautionary measures.

On May 13, 2010, the First Courtroom of the Contentious Administrative Matters Federal Appeal Court decided to accept the precautionary measure requested by APSA, ordering to suspend the enforcement of the AFIP resolution until the Court issue the final decision on this matter. This precautionary measure was granted by the Appeal Court subject to the granting by APSA of a corresponding bond, which was duly granted by APSA.

Based on the opinion of the lawyers of the Argentinean affiliate, there are sustantive arguments and legal precedents that lead them to believe that the claim submitted before the Superior Courts of Justice of Argentina will prevail.

3) The authorization for the issuance and publication of these consolidated financial statements for the period finished on December 31, 2009 was approved by the Board of Directors of the Company (the “Board”) in Extraordinary Session No. 417 dated March 23, 2010.

No other events have occurred between December 31, 2009 and the issuance of these consolidated financial statements that may affect significantly the financial situation of the Company.