Form 20-F
period 2010-12-31
ARAUCO & CONSTITUTION PULP INC
filed 2011-06-22
CIK 1004156

As filed with the Securities and Exchange Commission on June 22, 2011

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR

15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

Commission File Number: 33-99720

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

(Exact name of Registrant as specified in its charter)

Arauco and Constitution Pulp Inc.

(Translation of Registrant’s name into English)

Republic of Chile

(Jurisdiction of incorporation or organization)

Avenida El Golf 150

14th Floor

Las Condes, Santiago

Chile

(Address of principal executive offices)

Gianfranco Truffello

Tel.: 56-2-4617221 — E-mail: gtruffello@arauco.cl

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

5.00% Notes due 2021

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

CERTAIN TERMS AND CONVENTIONS

Celulosa Arauco y Constitución S.A. is a corporation (sociedad anónima) organized under the laws of the Republic of Chile, and subject to certain rules applicable to Chilean public corporations (sociedades anónimas abiertas). Except where otherwise specified or the context otherwise requires, when we refer to the “Company,” “Arauco” or “we,” in this annual report, we mean Celulosa Arauco y Constitución S.A. and its consolidated subsidiaries. When we refer to “Chile,” we mean the Republic of Chile; when we refer to “Argentina,” we mean the Argentine Republic; when we refer to “Brazil,” we mean the Federative Republic of Brazil; and when we refer to “Uruguay,” we mean the Oriental Republic of Uruguay. All references to “tons” are to metric tons (1,000 kilograms), which equal 2,204.7 pounds. One “hectare” equals 10,000 square meters or 2.471 acres. Discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

Unless otherwise specified, all references to “$”, “U.S.$”, “U.S. dollars” or “dollars” are to United States dollars; references to “Chilean pesos” or “Ch$” are to Chilean pesos; references to “Argentine pesos” or “AR$” are to Argentine pesos; references to “Brazilian reals” or “R$” are to Brazilian reals; references to “€” or “euro” are to the euro, the single European currency established pursuant to the European Economic and Monetary Union; and references to “UF” are to Unidades de Fomento. The UF is a unit of account that is linked to, and adjusted daily to reflect changes in, the Chilean consumer price index reported by the Chilean National Institute of Statistics (Instituto Nacional de Estadísticas). At December 31, 2010, one UF equaled U.S.$45.80 and Ch$21,455.60.

PRESENTATION OF FINANCIAL DATA

This report includes the audited consolidated balance sheets of Arauco and our subsidiaries as of December 31, 2010 and 2009 and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2010, 2009 and 2008 (collectively, the “audited consolidated financial statements” or “financial statements”).

For Chilean statutory reporting purposes, effective as of January 1, 2009, we were required to prepare our annual audited financial statements in accordance with the International Financial Reporting Standards or “IFRS”. Therefore, our financial statements as of and for the year ended December 31, 2009 were our first annual audited consolidated financial statements required to be prepared in accordance with IFRS. Our consolidated financial information as of and for the year ended December 31, 2008 included in our audited consolidated financial statements was restated in accordance with IFRS. For SEC reporting purposes, we prepare our audited annual consolidated financial statements in accordance with IFRS.

IFRS differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. As a result, our financial information presented under IFRS is not directly comparable to our financial information presented in prior years under U.S. GAAP, and readers should avoid such a comparison.

For your convenience, this annual report contains certain translations of Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, the U.S. dollar equivalent for information in Chilean pesos is based on the observed exchange rate reported by Banco Central de Chile, the Central Bank of Chile, which we refer to as the “Central Bank of Chile” or the “Central Bank.” The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. On December 31, 2010, the observed exchange rate for Chilean pesos was Ch$468.01 to U.S.$1.00, and on June 21, 2011, the observed exchange rate was Ch$472.95 to U.S.$1.00. You should not construe these translations as representations that the Chilean peso amounts actually represent such dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. See “Exchange Rates.” Unless otherwise specified, references to the devaluation or the appreciation of the Chilean peso against the U.S dollar are in nominal terms (without adjusting for inflation) based on the observed exchange rates published by the Central Bank of Chile for the relevant period.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial information as of December 31, 2008, 2009 and 2010 and for each of the years then ended is derived from, should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements which have been prepared in accordance with IFRS.

IFRS differs in certain significant respects from U.S. GAAP. As a result, our financial information presented under IFRS is not directly comparable to our financial information presented under U.S. GAAP in prior years, and readers should avoid such a comparison.

	As of and for the year ended December 31,
	2008		2009	2010
	(in thousands of U.S.$, except ratios and per share data)
INCOME STATEMENT DATA
Revenue	U.S.$	3,713,893	3,113,045	3,788,354
Cost of sales		(2,331,854)	(2,152,535)	(2,298,191)
Gross profit		1,382,039	960,510	1,490,163
Other operating income		104,270	181,383	378,188
Distribution costs		(455,197)	(388,535)	(379,579)
Administrative expenses		(259,025)	(249,340)	(323,916)
Other operating expenses		(50,782)	(59,681)	(50,642)
Other income (loss)		(444)	64,102	292
Financial income		19,408	19,313	22,154
Financial costs		(175,241)	(193,872)	(213,912)
Participation in income (loss) in affiliates and joint ventures accounted through equity method		5,839	6,621	(7,693)
Exchange rate differences		(67,778)	17,632	(16,288)
Income before income tax		503,089	358,133	898,767
Income tax		(98,044)	(53,537)	(198,018)

Net income		405,045	304,596	700,749

BALANCE SHEET DATA
Current assets		1,995,990	2,272,313	3,152,116
Property, plant and equipment		4,615,971	4,969,753	5,088,745
Biological assets(1)		3,652,433	3,757,528	3,790,958
Total assets		10,239,840	11,413,827	12,506,332
Total current liabilities		812,915	951,413	1,209,061
Total non-current liabilities		3,419,689	4,079,981	4,456,696
Total equity		6,007,236	6,382,433	6,840,575

CASH FLOW DATA
Net cash flow from operating activities		769,736	751,025	1,137,275
Net cash flow from investing activities		(466,731)	(717,291)	(669,414)
Net cash flow from financing activities		(378,484)	302,372	33,852

Net change in cash		(75,479)	336,106	501,713

OTHER FINANCIAL DATA
Capital expenditures(2)		432,398	362,690	595,520
Depreciation and amortization		189,256	207,415	233,655
Stumpage(3)		311,950	198,675	271,515
EBIT(4)		667,817	322,635	786,668
Net insurance coverage				114,093
Adjusted EBITDA(4)		1,169,023	728,725	1,405,931
Adjusted EBITDA/total interest expense		6.65	3.76	6.57
Adjusted EBITDA/sales revenue		31.4%	23.4%	37.1%
Average debt(5)/EBITDA		—	4.02	2.37
Total debt(6)		2,651,943	3,202,919	3,449,569
Total debt(6)/capitalization(7)		30.6%	33.4%	33.5%
Total debt(6)/shareholders’ equity		44.1%	51.1%	51.2%
Ratio of earnings to fixed charges(8)		3.6	2.7	5.0
Working capital(9)		1,183,075	1,320,900	1,943,055
Number of shares		113,152,446	113,152,446	113,152,446
Net income per share		3.58	2.66	6.14
Dividends paid		317,588	135,175	158,781
Dividends per share (U.S.$ per share)		2.81	1.19	1.40

(1)	Biological assets refer to our forests and long-standing trees.
(2)	Accrued for the period.
(3)	Under IFRS, stumpage consists of the fair value of non-cash cost items associated with biological assets.
(4)

We calculated EBIT by subtracting marketing costs, distribution costs and administrative costs from gross profit, and Adjusted EBITDA by adding depreciation and stumpage to EBIT. We present Adjusted EBITDA because we believe it is a useful indicator of performance. We believe that neither EBIT, EBITDA or Adjusted EBITDA should be considered in isolation or as a substitute for net income, as an indicator of operating performance, as an alternative to cash flow or as a measure of liquidity. The following table presents, for the periods indicated, our calculations of EBIT, EBITDA and Adjusted EBITDA.

	As of and for the year ended December 31,
	2008		2009	2010
	(in thousands of U.S.$, except ratios and per share data)
Net income	U.S.$	405.045	304.596	700.749
(+) Other operating expenses		50.782	59.681	50.642
(-) Other operating income		(104.270)	(181.383)	(378.188)
(+) Financial costs		175.241	193.872	213.912
(-) Financial income		(19.408)	(19.313)	(22.154)
(+) Other (loss) income		444	(64.102)	(292)
(+) Participation in (loss) income in associates and joint ventures accounted through equity method		(5.839)	(6.621)	7.693
(+) Exchange rate differences		67.778	(17.632)	16.288
(+) Income Tax		98.044	53.537	198.018
EBIT		667,817	322,635	786,668
(+) Depreciation and amortization		189,256	207,415	233.655
EBITDA		857,073	530,050	1,020,323
(+) Stumpage		311,950	198,675	271.515
(+) Net insurance coverage(10)		—	—	114,093

Adjusted EBITDA		1,169,023	728,725	1,405,931

(5)	Average debt is calculated as the average between the beginning and the end of the applicable year.
(6)	Total debt is calculated as total financial debt, including accrued interest.
(7)	Capitalization is calculated as total financial debt, including accrued interest, plus total shareholders’ equity.
(8)

For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consist of interest expense (including capitalized interest) and amortization of any discount and issuance costs related to our offerings of debt securities.

(9)	Working capital is calculated by subtracting current liabilities from current assets.
(10)	Net insurance coverage refers to the net effect of income (expenses) related to the earthquake impact.

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

	Daily Observed Exchange Rate
Year Ended December 31,	High	Low	Average(1)	Period-End
		Ch$ per U.S.$
2006	549.63	511.44	529.64	532.39
2007	548.67	493.14	521.06	496.89
2008	676.75	431.22	521.79	636.45
2009	643.87	491.09	559.67	507.10

2010	549.17	468.01	510.22	468.01
December	485.34	468.01	473.83	468.01

2011
January	499.03	466.05	490.21	484.14
February	485.34	468.01	473.83	475.21
March	485.37	472.74	479.84	479.46
April	476.90	460.04	470.35	460.09
May	474.19	461.65	467.96	465.13

Source: Central Bank of Chile

(1)	For each year, the average of the month-end exchange rates for the relevant year. For each month, the average daily exchange rate for the relevant month.

On June 21, 2011, the observed exchange rate was Ch$472.95 to U.S.$1.00.

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

Risks relating to us and the forestry industry

Fluctuations in market price for our products could adversely affect our financial condition, results of operations and cash flows.

Prices for many of the products we sell can fluctuate significantly. The price of commodities such as pulp, plywood, fiberboard and sawn timber has a high correlation with international prices. Consequently, the prices that we are able to charge for these products are highly dependent on prevailing international prices. Historically, such prices have been subject to substantial variation. For example, during the period from January 1, 2007 to December 31, 2010, the average price for Norscan bleached softwood kraft market pulp (pulp produced in Canada and Northern Europe sold to manufacturers of paper products delivered in Northern Europe, or NBSK), which is the benchmark for softwood bleached pulp, ranged from a low of U.S.$577.09 per metric ton in March 2009 to a high of U.S.$979.02 per metric ton in July 2010. During the last quarter of 2008 and the first quarter of 2009 there was a very rapid and significant reduction in the international prices of the products we sell and commodity prices in general. The continuation of severe global economic conditions may continue to exert downward pressure on commodity prices, including the international prices of the products we sell, which could result in material and adverse declines in our revenues, results of operations and financial condition. We have no control over the factors that cause prices to change which include, among others:

•	worldwide demand (which may be affected by a number of factors, including economic or political conditions in Asia, Latin America, North America and Europe);

•	prevailing world prices, which historically have been subject to significant fluctuations over relatively short periods of time, depending on worldwide demand;

•	world production capacity;

•	the business strategies adopted by major integrated forestry, pulp and paper producers and other major producers; and

•	the availability of substitutes.

In addition, the prices of many of the products we sell are correlated to some extent, and historical fluctuations in the price of one product have usually been accompanied by similar fluctuations in the prices of other products. If the price of one or more of the products that we sell were to decline significantly from current levels, it could have a material adverse effect on our revenues, results of operations and financial condition.

Worldwide competition in the markets for our products could adversely affect our business, financial condition, results of operations and cash flows.

We experience substantial worldwide competition in each of our geographical markets and in each of our product lines. Several of our competitors are larger than we are and have greater financial and other resources, which they could use to take steps that could materially and adversely affect our financial and competitive position. The pulp industry is sensitive to changes in industry capacity and producer inventories, as well as to cyclical changes in the world’s economies, all of which may significantly affect selling prices and, thereby, our profitability. Increased competition could materially and adversely affect our business, financial condition, results of operations and cash flows.

Global economic developments, and particularly economic developments in the Asian and U.S. economies, could have an adverse effect on the demand for our products, our financial condition, results of operations and cash flows.

The global economy, and in particular global industrial production, is the primary driver of demand for pulp, paper and wood products. Global industrial production dropped during the second half of 2008 and first half of 2009 due to the financial crisis and global economic conditions, resulting in a significant and widespread contraction in demand for pulp, paper and wood products. A continued decrease in the level of activity in either the domestic or the international markets within which we operate could adversely affect the demand and the price of our products and thus our cash flows and operational and financial results.

Due to this downturn in global industrial production, our pulp segment experienced significant price declines in the last quarter of 2008 and the first quarter of 2009 which severely affected our results. In addition, the significant downturn in the home-building industry in the United States and Europe has resulted in increased inventories of available new homes, significant declines in home prices, loss of home-equity values and loss of consumer confidence and demand. As a result of these events, our plywood and panel sales were adversely affected, continuing a downward trend both in volume and price across all markets. Our medium-density fiberboard molding sales also experienced a sharp decline in volume mainly due to the lower activity in the United States and Canadian construction markets. Our wood products segment, which is also highly dependent on the strength of the home-building industry, experienced decreases in its prices of and demand for its products.

The decrease in demand of sawn timber products due primarily to the credit crisis and continued downturn in the real estate market in the United States and decrease in demand for sawn timber products resulted in our decision to close five sawmills in 2008 and 2009. As a result, in 2008 we recorded a pre-tax impairment charge totaling U.S.$32.9 million, relating to the closure of our sawmills in such year. Additionally, during 2008 and as a result of the impact that the credit crisis had on the Brazilian market and the reduction of the quantities to be produced by the Curitiba fiberboard panels plant, we decided to conduct an impairment analysis pursuant to which we recorded in 2008 a pre-tax impairment charge of U.S.$32.5 million to reduce the carrying value of this plant to the estimated sales price minus selling costs. See Note 14 to our audited consolidated financial statements incorporated by reference or included elsewhere herein.

Export sales of our products to Asia accounted for 34.5% of our sales revenue in 2010 compared to 40.0% in 2009, 32.0% in 2008 and 31.3% in 2007, and export sales to the United States accounted for 9.1% of our sales revenue in 2010 compared to 10.3% in 2009,14.0% in 2008 and 12.0% in 2007. In addition, during 2009 we exported a significant quantity of our sawn timber products, especially to Asia and the Middle East, in order to avoid additional personnel reductions in the facilities and to mitigate the impact of the global economic downturn on our sawn timber division. Our business, financial condition, results of operations and cash flows could be materially and adversely affected if the economic conditions in Asia, the United States and elsewhere abroad continue to deteriorate, and if we are unable to reallocate our sawn timber and other products to other markets on equally beneficial terms, which could require us to recognize additional impairment charges.

We depend on free international trade as well as economic and other conditions in our principal export markets.

In 2010, export sales, defined as sales out of the country where our goods were produced, accounted for 69.9% of our total sales revenues. During this period, 40.2% of our export sales were to customers in Asia, 15.5% to customers in North America, 10.2% to customers in Europe, 8.3% to customers in Central and South America and 2.0% to customers in other countries. As a result, our results of operations and cash flows depend, to a significant degree, on economic, political and regulatory conditions in our principal export markets. Our ability to compete effectively in our export markets could be materially and adversely affected by a number of factors beyond our control, including deterioration in macroeconomic conditions, exchange rate volatility, government subsidies, and the imposition of increased tariffs or other trade barriers. If our ability to sell our products competitively in one or more of our principal export markets were impaired by any of these developments, it might be difficult to re-allocate our products to other markets on equally favorable terms and our business, financial condition, results of operations and cash flows might be adversely affected.

We are located in a seismic area that exposes our property in Chile to the risk of earthquakes, and we experienced significant business disruption and losses as a result of the February 27, 2010 earthquake.

Chile is located in a seismic area that exposes our property in Chile, including our facilities, plants, equipment and inventories, to the risk of earthquakes and even subsequent tsunamis in some areas. A significant earthquake or other catastrophic event could severely affect our ability to meet our production targets, satisfy customer demand and could require us to make unplanned capital expenditures, resulting in lower sales and having a material adverse effect on our financial results.

On February 27, 2010, an earthquake measured at a magnitude of 8.8 on the Richter scale, followed by a tsunami that affected the coast, occurred in the South-Central Region of Chile, an area where we maintain a substantial portion of our Chilean industrial operations. Immediately after the earthquake, all of our production units applied their contingency plans, which involved shutting down operations and evaluating the damage caused to each facility by the earthquake. As a result of the earthquake and the subsequent tsunami, our Mutrún sawmill was destroyed. Our other operations that were adversely affected by the earthquake and tsunami reopened gradually. As of today, all of our operations have reopened and are currently operating at full operational capacity, except for the Mutrún sawmill, which was destroyed and will not be reopened. The Mutrún sawmill represented 6% of our sawn timber production capacity in Chile.

The suspension of our operations in Chile resulted in significant asset impairment charges due to earthquake-related damage to property and inventories as well as a significant decrease in our sales volumes due to plant closures which had an adverse effect on our results of operations and cash flows. Our insurance policies provide coverage for certain damages to our property, plant, equipment and inventories and for business interruption caused by such damages up to an aggregate amount of U.S.$650 million, with a deductible of U.S.$3 million for property damage and a deductible of 21 days for business interruption. On July 1, 2010 we received an advance insurance payment of U.S.$100 million, which included compensation for losses caused by physical damage (U.S.$30 million) and downtime (U.S.$70 million). During November, 2010 we received an advance insurance payment of U.S.$185 million, which included compensation for losses caused by physical damage (U.S.$75 million) and downtime (U.S.$110 million). Although as of December 31, 2010 we registered an amount of U.S.$166 million under Trade and other receivables in respect of insurance proceeds that we currently expect to receive in the future for earthquake-related property damage (U.S.$152 million) and claims due to business interruption (U.S.$14 million), we can provide no assurance that we will receive additional insurance proceeds in excess of the two advance payments above mentioned, and we do not expect insurance proceeds to compensate us fully for the losses we have incurred. We may expect to incur additional losses as a result of the earthquake and subsequent tsunami, and we may not have correctly estimated the losses suffered to date.

We cannot assure you that we will not experience other suspensions or interruptions or unexpected damage to our property as a result of other earthquakes, aftershocks, tsunamis, any related repair and maintenance or other consequences associated with such events, any of which could have a material and adverse effect on our revenue, results of operations and financial condition.

The costs to comply with, and to address liabilities arising under, environmental laws and regulations could adversely affect our business, financial condition, results of operations and cash flows or cause us to incur material costs and liabilities.

In each country where we have operations, we are subject to a wide range of national and local environmental laws and regulations concerning, among other matters, the preparation of environmental impact assessments for our projects, the protection of the environment and human health, the generation, storage, handling and disposal of wastes, the discharge of pollutants into the air, soil and water and the remediation of contamination. As a forest products manufacturer, we generate air and water emissions and solid and hazardous wastes. These emissions and waste disposals are subject to limits or controls prescribed by law or by our operating permits, and we may be required to install or upgrade our pollution control equipment in order to meet these legal requirements. We have made, and expect to continue to make, expenditures to maintain compliance with environmental laws. Notwithstanding our policy to strictly comply with all requirements established by applicable environmental laws, any failure to comply with such environmental laws may result in civil, administrative or criminal fines or sanctions, claims for environmental damages, remediation obligations, the revocation of environmental authorizations or the temporary or permanent closure of facilities. Environmental requirements are also a factor in the development and operation of new projects. Environmental regulations in Chile and other countries in which we operate have become increasingly stringent in recent years (for example, in connection with the approval of new projects), and this trend is likely to continue. Future changes in environmental laws, or in the application, interpretation or enforcement of those laws, including new or stricter requirements related to harvesting activities, air and water emissions and climate change regulations, could result in substantially increased capital, operating or compliance costs, impose conditions that restrict or limit our operations or otherwise adversely affect our business, financial condition, results of operations and cash flows. These changes could also limit the availability of our funds for other purposes, which could adversely affect our business, financial condition, results of operations and cash flows.

We have been subject to a number of environmental administrative and judicial proceedings in Chile, including proceedings related to the Valdivia Mill (starting 2004-2005), the Arauco Mill (2004), the Nueva Aldea Complex (2004-2005) and the Licancel Mill (2007). As a result of these proceedings, we have been subject to fines and sanctions, including orders to suspend or limit our operations. Additional proceedings, enforcement actions or claims related to compliance with environmental requirements or alleged environmental damages may also be brought against us in the future. Any such proceedings or claims may have an adverse effect on our business, financial condition, results of operations and cash flows. See “Risk factors—Risks relating to us and the forestry industry—Environmental concerns led us to temporarily suspend our operations at the Valdivia Mill in 2005 and the Licancel Mill in 2007, which adversely affected, and in the future may continue to adversely affect, our business, financial condition, results of operations and cash flows”.

Environmental concerns led us to temporarily suspend our operations at the Valdivia Mill in 2005 and the Licancel Mill in 2007, which adversely affected, and in the future may continue to adversely affect, our business, financial condition, results of operations and cash flows.

Valdivia Mill

Our operations at the Valdivia Mill, an industrial development in the Province of Valdivia, have been subject to environmental scrutiny by Chilean environmental regulators and the Chilean public since the mill began its operations in 2004. A variety of concerns and claims were raised regarding the mill’s potential environmental impacts in the area. Primarily, it was alleged that the mill’s operations impacted the nearby Carlos Anwandter Nature Sanctuary and contributed to the migration and death of black-neck swans living in the area. In connection with an environmental administrative proceeding, environmental regulators required us to temporarily suspend operations at the Valdivia Mill for approximately one month in January 2005.

In June 2005, we again suspended operations at the Valdivia Mill until certain technical and legal conditions could be clarified with the applicable regulatory authorities. We estimate this suspension resulted in a loss of sales of approximately U.S.$1.0 million per day and a loss of profits of approximately U.S.$250,000 per day. Pursuant to the decision of our board of directors, based on certain clarifications provided by the Environmental Regional Commission (Comisión Regional del Medio Ambiente), or COREMA, of the Tenth Region of Chile, the mill resumed operations in August 2005, after 64 days of suspended operations, at 80% of its authorized production capacity. In order to achieve the full production capacity authorized by applicable permits, the mill had to fulfill certain new requirements established by the COREMA. In January 2008, the COREMA authorized the Valdivia Mill to return to its annual authorized production capacity of 550,000 metric tons. The mill gradually increased its production over a four-month period starting in March 2008 and reached full capacity in June 2008.

In June 2007, we were required to submit to the COREMA of the Tenth Region of Chile an environmental impact study for the implementation of substantial technological improvements on the quality of the effluents generated by the Valdivia Mill. In June 2008, the COREMA approved that environmental impact study subject to certain conditions that, in our opinion, adversely affected the feasibility of the project. For such reason, we filed an appeal before the Directive Council (Consejo Directivo) of the National Environmental Commission (Comisión Nacional del Medio Ambiente), or CONAMA, challenging the conditions imposed by the COREMA. This administrative appeal was partially accepted by the CONAMA, but some of the conditions that we believe adversely affect the feasibility of the project were maintained. As a result, in September 2009 we presented another appeal in the relevant court, and as of the date of this annual report such appeal remains pending.

Prior to October 2007, the Valdivia Mill was under the jurisdiction of the COREMA of the Tenth Region of Chile, but in October 2007 it became subject to the jurisdiction of the COREMA of the Fourteenth Region of Chile. In February 2009, as previously required by the COREMA of the Tenth Region of Chile, we submitted to the COREMA of the Fourteenth Region of Chile an environmental impact study for the construction of a pipeline to discharge the Valdivia Mill’s wastewater in the Pacific Ocean near Punta Maiquillahue, which complies with the requirement of COREMA that such wastewater be discharged in a body of water other than the Cruces River, the Carlos Anwandter Nature Sanctuary or their respective sources. This environmental impact study was approved by the COREMA in February 2010, but has been partially challenged by us before the Directive Council (Consejo Directivo) primarily because it included a future prohibition on the discharge of wastewater into the Cruces River under all circumstances, even in the case of certain emergencies. As of the date of this annual report, the Directive Council has not resolved the action presented by us. On March 26, 2010, certain indigenous communities located in San José de la Mariquina filed a constitutional action (recurso de protección) against the COREMA of the Fourteenth Region of Chile, challenging the resolution that approved our environmental impact study in February 2010. Such action was rejected by the Court of Appeals of Valdivia. The indigenous communities appealed before the Supreme Court of Chile, which appeal was rejected by such court on October 14, 2010.

Resolution of our proceeding with the CONAMA or the pending appeals before the Chilean courts regarding the resolutions that approved the environmental impact studies of the pipeline and the effluent quality improvement projects, as well as the construction and operation of the pipeline, are each subject to many environmental, regulatory, engineering and political uncertainties. As a result, we cannot provide any assurances that the projects will be finally approved as requested or completed. If either the request for the necessary permits for the construction of the pipeline is rejected, or the installation of the pipeline is delayed for reasons attributable to us, we may face sanctions that include warnings, fines or the revocation of the Valdivia Mill’s environmental permit for operation. Alternatively, if any rejection or delays are attributable to reasons beyond our control, we believe that the environmental authorities should extend the applicable deadlines. However, we can provide no assurances that any deadline extensions would be granted, even if we comply with all the requirements that may be set forth by those authorities. See “Item 4. Information on the Company—Description of Business—Pulp—Pulp mills—Chile—Valdivia Mill” and “Item 8. Financial Information—Legal Proceedings.”

The suspension of operations at the Valdivia Mill in 2005 adversely affected our business, financial condition, results of operations and cash flows. Any future suspension of operations at the Valdivia Mill or at any other of our significant operating plants can be expected to have similar adverse effects. We offer no assurance that the Valdivia Mill will be able to operate without further interruption. See “Item 8. Financial Information—Legal Proceedings.”

Licancel Mill

In June 2007, our operations at the Licancel Mill, a pulp mill located in the Seventh Region of Chile, became subject to environmental scrutiny by Chilean environmental regulators and the public due to the death of fish in the Mataquito River, approximately 15 kilometers downstream of the mill. As a result, in June 2007 Chilean authorities, including certain public health authorities and the Superintendencia de Servicios Sanitarios (Sanitary Services Superintendency), required that we suspend activities at the Licancel Mill and that we suspend any further discharges into the river. In 2007, we invested U.S.$8 million in a new effluent treatment system for the Licancel Mill, and the mill resumed operations during January 2008. On September 7, 2007, the National Defense Council instituted a civil lawsuit seeking reparations, damages and indemnification from us for environmental harm allegedly caused by the Licancel Mill. The National Defense Council agreed to terminate this lawsuit pursuant to an agreement with Arauco dated January 29, 2010. The resolution that approved the agreement and declared the lawsuit terminated was challenged by certain third parties, which challenge was rejected by the court. Nevertheless, we can offer no assurance that the Licancel Mill will be able to operate without further interruptions. Any future suspension of operations at the Licancel Mill would adversely affect our business, financial condition, results of operations and cash flows. We estimate that the suspension of operations at the Licancel Mill resulted in a total loss of profits of U.S.$24 million. Several proceedings have been commenced regarding the events at the Licancel Mill and the death of fish at the Mataquito River. For further details in respect of the proceedings related to the 2007 suspension of operations at the Licancel Mill, see “Item 8. Financial Information—Legal Proceedings.”

We are subject to legal proceedings related to our mills which could adversely affect our business, financial condition, results of operations and cash flows.

On April 27, 2005, the National Defense Council (Consejo de Defensa del Estado), the Chilean national agency that institutes legal proceedings on behalf of the Chilean government, instituted a civil lawsuit seeking reparations, damages and indemnification from us for environmental harm allegedly caused by the effluent discharges from our Valdivia Mill. The National Defense Council has not quantified the damages it is seeking in connection with the Valdivia Mill lawsuit. In addition, on September 7, 2007, the National Defense Council instituted a civil lawsuit seeking reparations, damages and indemnification from us for environmental harm allegedly caused by the effluent discharges from our Licancel Mill.

The National Defense Council and Arauco agreed to terminate the proceeding related to the Licancel Mill in January 2010. The resolution that approved the agreement and declared the lawsuit terminated was challenged by certain third parties, which challenge was rejected by the court.

The Valdivia Mill lawsuit remains under review by the court as of the date of this annual report. If the result of the Valdivia Mill lawsuit is unfavorable to us, we may be required to invest a significant amount of funds and/or take other actions to repair any environmental harm a court determines we have caused, which could materially and adversely affect our business, financial condition, results of operations and cash flows. We cannot predict the outcome or impact of this lawsuit or when it may be resolved.

Since the end of 2004, we have been subject to various criminal proceedings relating to alleged violations of several environmental laws in Chile, each of which has been either terminated or abandoned by the prosecutor (decisión de no perseverar) as of the date of this annual report. See “Item 8. Financial Information—Legal Proceedings.” The commencement of similar criminal proceedings against Arauco at any time in the future could adversely affect some of our mills. We can neither predict the likelihood that we will face such similar proceedings in the future, nor the likely outcome or impact of any such proceedings.

Although Chilean law in general provides that only individuals can be convicted in criminal actions, Chilean Law Nº 20,393, which was published in the Official Gazette on December 2, 2009, provides an exception to this general rule, under which criminal responsibility of legal entities can be established for criminal offenses related to financing of terrorism, asset laundering or bribery. We do not have knowledge of any fact that could result in such criminal responsibility for the Company. See “Item 8. Financial Information—Legal Proceedings.”

We are also subject to certain other proceedings relating to our mills. We cannot assure you that, as a result of such proceedings, our mills will be able to operate without interruption. Any such interruption, or unexpected costs to resolve such proceedings, could have a material and adverse effect on our business, financial condition, results of operations and cash flows.

Material disruptions at any of our manufacturing, mills processing or remanufacturing facilities could negatively impact our financial results.

A material disruption at any of our manufacturing, mills processing or remanufacturing facilities could prevent us from satisfying customer demand for our products, meeting our production targets and/or require us to make unplanned capital expenditures, resulting in lower sales, which would have a negative effect on our financial results. As disclosed in “Risk Factors—Risks relating to us and the forestry industry—We are located in a seismic area that exposes our property in Chile to the risk of earthquakes and we experienced significant business disruption and physical damages as a result of the February 27, 2010 earthquake,” which describes in detail the business interruption and losses suffered by us as a result of the February 27, 2010 earthquake and subsequent tsunami, our Chilean facilities are located in a region known for seismic activity that exposes our facilities in Chile to the risk of earthquakes and in some areas, to subsequent tsunamis. In addition, our facilities (or any of our machines within an otherwise operational facility) could cease operations unexpectedly due to a number of events, including:

•	unscheduled maintenance outages;

•	prolonged power failures;

•	an equipment failure;

•	fires, floods, hurricanes or other catastrophes;

•	disruptions in the transportation infrastructure, including roads, bridges, railroad tracks and tunnels;

•	a chemical spill or release;

•	explosion of a boiler;

•	the effect of a drought or reduced rainfall on its water supply;

•	labor difficulties;

•	terrorism or threats of terrorism;

•	domestic and international laws and regulations applicable to our Company and our business partners, including joint venture partners, around the world; and

•	other operating problems.

Disease or fire could affect our forests and manufacturing processes and, in turn, adversely affect our business, financial condition, results of operations and cash flows.

Our operations are subject to various risks affecting our forests and manufacturing facilities, including disease and fire. Although to date certain pests and diseases afflicting radiata or taeda pine plantations in other parts of the world have not significantly affected the forestry industries in Chile, Argentina, Brazil and Uruguay, these pests or diseases do migrate and may appear in Chile, Argentina, Brazil or Uruguay in the future. Similarly, although forest fires have not significantly affected our plantations to date due to the broad geographic extension of our plantations and the varied ages and climatic conditions of our plantations, forest fires are always a risk, particularly during low rainfall conditions, and may affect our plantations in the future. We do not maintain insurance against pests, diseases or, in certain areas, fires that could affect our forests, and as a result our business, financial condition, results of operations and cash flows could be adversely affected if any of these risks were realized.

Climate change may negatively affect our business, financial condition, results of operations and cash flows.

A growing number of scientists, environmentalists, international organizations, regulators and other commentators maintain that global climate change has contributed, and will continue to contribute, to the increasing unpredictability, frequency and severity of natural disasters (including, but not limited to, hurricanes, droughts, tornadoes, freezes, other storms and fires) in certain parts of the world. As a result, a number of legal and regulatory measures as well as social initiatives have been introduced in numerous countries in an effort to reduce greenhouse gas and other carbon emissions, which some argue to be substantial contributors to global climate change. Such reductions in greenhouse gas emissions could result in increased energy, transportation and raw material costs and may require us to make additional investments in facilities and equipment. In addition, our plantations are located in regions which have ideal climatic conditions for a short growing cycle. Any climate changes that negatively affect such favorable climate conditions in central or southern Chile or in any region in which we benefit from favorable climate conditions could adversely affect the growth rate and quality of our plantations, or our production costs. Although we cannot predict the impact of changing global climate conditions, if any, nor can we predict the impact of legal, regulatory and social responses to concerns about global climate change, any such occurrences may negatively affect our business, financial condition, results of operations and cash flows.

Risks relating to Chile

Adverse changes in Chile’s political and economic conditions could directly impact our business and the market price of our securities.

At December 31, 2010, 75.4% of our property, plant and equipment and forest assets were located in Chile, and in 2010, 73.8% of our revenues were attributable to our Chilean operations. Accordingly, our business, financial condition, results of operations and cash flows depend, to a considerable extent, upon economic conditions in Chile. Future changes in the Chilean economy could adversely affect our business, financial condition, results of operations and cash flows and may impair our ability to proceed with our strategic plan of business. In addition, such changes may impact the market price of our securities.

The Chilean government has exercised and continues to exercise a substantial influence over many aspects of the private sector. We have no control over and cannot predict how government intervention and policies will affect the Chilean economy or, directly and indirectly, our operations and revenues. Our operations and financial condition and the market price of our securities may be adversely affected by changes in policies involving exchange controls, taxation and other matters.

Chile has different corporate disclosure and accounting standards from those with which you may be familiar in the United States, and Chile’s securities laws may not afford you the same protections as U.S. securities laws.

The accounting, financial reporting and securities disclosure requirements applicable to foreign private issuers differ from those applicable to issuers domiciled in the United States in some important respects. Accordingly, the information about us available to you will not be the same as the information disclosed by a U.S. company required to file reports with the U.S. Securities and Exchange Commission.

In addition, although Chilean law imposes restrictions on insider trading and price manipulation, applicable Chilean securities laws and regulations are different from those in the United States, and some investors protections available in the United States may not be available in the same form, or at all, in Chile.

Inflation in Chile may disrupt our business and have an adverse effect on our business, results of operations, financial condition and cash flows.

Chile has experienced high rates of inflation in the past. The annual rates of inflation (as measured by changes in the consumer price index and as reported by the Chilean National Institute of Statistics) in 2005, 2006, 2007, 2008, 2009 and 2010 were 3.7%, 2.6%, 7.8%, 7.1%, -1.4% and 3.0%, respectively. High levels of inflation in Chile could adversely affect the Chilean economy and have a material adverse effect on our revenues, results of operations, financial condition and cash flows. Changes in the rate of inflation in Chile could continue in the future. Due to the competitive pressures we face in each of our product lines, we may not be able to increase prices in lock-step with inflation, which could materially and adversely affect our revenues, results of operations, financial and cash flows.

Currency fluctuations may have a negative effect on our financial results.

The Chilean peso has been subject to depreciations and appreciations in the past and may be subject to significant fluctuations in the future. We transact a significant portion of our business in U.S. dollars, and the U.S. dollar is the currency of the primary economic environment in which we operate. A significant portion of our operating costs, however, are denominated in Chilean pesos. An increase in the Chilean peso/U.S. dollar exchange rate increases our Chilean peso-denominated costs.

In addition, as an international company operating in Chile and several other countries, we transact a portion of our business and have assets and liabilities in Chilean pesos and other non-U.S. dollar currencies, such as the Argentine peso, the Uruguayan peso, the Brazilian reais, the Colombian peso and the Mexican peso, among others. To the extent that the Chilean peso depreciates against the U.S. dollar, our domestic sales revenues may be adversely affected when expressed in U.S. dollars. The same effects may occur for our domestic sales in Argentina and Brazil for products sold in each of the respective local currencies. As a result, fluctuations in the exchange rates of such foreign currencies to the U.S. dollar may have a material adverse effect on our business, results of operations, financial condition and cash flows.

Risks relating to Argentina

The economic conditions in Argentina may adversely affect our financial condition, results of operations and cash flows.

At December 31, 2010, 10.8% of our property, plant and equipment and forest assets were located in Argentina, and in 2010, 14.6% of our revenues were attributable to our Argentine operations. The financial condition and results of our Argentine operations, including the ability of our Argentine subsidiary Alto Paraná to raise capital, depend, to a certain extent, upon economic conditions prevailing in Argentina. See “Item 4. Information on the Company—Description of Business—History.”

From 1998 to 2002, the Argentine economy experienced an economic recession marked by reduced levels of consumption and investment and an elevated unemployment rate. The Argentine gross domestic product, or GDP, decreased by 0.8% in 2000, 4.0% in 2001 and 10.9% in 2002. Since 2003, the Argentine GDP increased by 8.8% in 2003, 9.0% in 2004, 9.2% in 2005, 8.5% in 2006, 8.7% in 2007 and 6.8% in 2008. Although in 2009, Argentina’s GDP growth slowed to 0.9% as a result of the global financial crisis, in 2010 it rose to 9.2%. Depending on the future development of the economy of Argentina, over which we have no control, our business, financial condition, results of operations and cash flows could be adversely affected.

In addition, the Argentine government has exercised and continues to exercise significant influence over many aspects of the Argentine economy and the private sector. Depending on the Argentine government’s actions, including, among others, actions with respect to inflation, interest rates, foreign exchange controls and taxes, our operations in Argentina could be adversely affected. We have no control over and cannot predict how government intervention and policies will affect the Argentine economy or our operations and revenues in Argentina.

Changes to the Argentine Central Bank’s currency exchange control measures may impair the ability of Alto Paraná, our Argentine subsidiary, to meet its obligations and transfer money abroad.

We guarantee a portion of Alto Paraná’s debt. We may be required to fulfill our obligation under our guarantees if the Argentine government were to restrict Alto Paraná’s ability to transfer funds abroad to service such debt. For a description of Alto Paraná’s debt which we guarantee see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Since 2001, the Argentine government has imposed a number of monetary and currency exchange control measures, which have included the obligation to repatriate foreign currency earned abroad and tight restrictions on transferring funds abroad, with certain exceptions for authorized transactions. Although current restrictions have not materially affected Alto Paraná’s business, financial condition, results of operations and cash flows, including its ability to service its debt, if in the future such payments are restricted, such restriction would be an obstacle to Alto Paraná’s ability to transfer money abroad, which may negatively affect its financial condition, results of operations and cash flows.

We are subject to a substantial tax claim in Argentina

On December 14, 2007, the Administración Federal de Ingresos Públicos, or AFIP, Argentina’s internal revenue service, notified our Argentine subsidiary, Alto Paraná S.A., or Alto Paraná, of a claim for unpaid taxes for fiscal years 2002, 2003 and 2004 in the aggregate amount of AR$418 million (or approximately U.S.$105 million) (including principal, interest and penalties accrued through such date), arising from a dispute regarding certain income tax deductions (related to debt issued by Alto Paraná in 2001 and repaid in 2007) taken by Alto Paraná and rejected by the AFIP. On February 8, 2010, Argentina’s tax court (Tribunal Fiscal de la Nación) issued an unfavorable administrative ruling requiring that Alto Paraná pay the AFIP’s claim in full.

Alto Paraná appealed this unfavorable administrative ruling to the Court of Appeals and also filed an injunctive action requesting that the court stay Alto Paraná’s payment obligation until resolution of its pending appeal. On May 13, 2010, the Court of Appeals granted an injunction of Alto Paraná’s payment obligation in exchange for the posting of a surety bond in the amount of AR$633.6 million (or approximately U.S.$159 million). We have not established any reserve in respect of this contingency and can offer no assurance that the Court of Appeals will issue a ruling favorable to us. If the Court of Appeals upholds the decision of the Tribunal Fiscal de la Nación, Alto Paraná will be required to satisfy the abovementioned claim which would have an adverse effect on our financial condition and results of operations. See “Item 8. Financial Information—Legal Proceedings.”

Risks relating to Brazil

Economic conditions in Brazil may have a direct impact on our business, financial condition, results of operations and cash flows.

At December 31, 2010, 13.8% of our property, plant and equipment and forest assets were located in Brazil, and in 2010, 11.6% of our revenues were attributable to our Brazilian operations. During the first quarter of 2005, we acquired all of the shares of capital stock of LD Forest Products S.A. and of Placas do Paraná S.A., or Placas do Paraná, in Brazil, as well as 50% of the shares of capital stock of Dynea Brasil S.A., or Dynea Brasil, in Brazil. In April 2010, our subsidiary Arauco do Brasil S.A. acquired the other 50% of the shares of Dynea Brasil. As a result of this acquisition, we own 100% of the shares of Dynea Brasil.

In September 2007, our subsidiaries Placas do Paraná S.A. and Arauco Florestal S.A. entered into an agreement for the joint ownership of land with Stora Enso Oyj, or Stora Enso, a Finnish-Swedish multinational corporation. Pursuant to the agreement, we acquired 80% of the shares in Stora Enso Arapoti Empreendimentos Agrícolas S.A., now Arauco Florestal Arapoti S.A., which owns 50,000 hectares of land, including 25,000 hectares of pine and 5,000 hectares of eucalyptus plantations; 20% of the shares in Stora Enso Arapoti Indústria de Papel S.A., which owns a paper mill with an annual production capacity of 205,000 tons of light weight coated paper; and 100% of the shares of Stora Enso Arapoti Serraria Ltda., which owns a sawmill with an annual production capacity of 150,000 cubic meters per year. In August 2009, we acquired, through our Brazilian subsidiary Placas do Paraná, Tafisa Brasil S.A., or Tafisa Brasil, which has a panel production facility located in the city of Pien, Brazil, with an annual total installed capacity of 640,000 cubic meters, and which includes two production lines producing medium density fiberboard (MDF) and one production line producing particleboard. The facility also has added-value lines to produce products for the construction and furniture industries.

As a result of the foregoing, to a certain extent, our business, financial condition, results of operations and cash flows will be dependent on economic conditions in Brazil.

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on our business.

The Brazilian government has intervened the Brazilian economy and, occasionally, has made drastic changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, wage and price controls, currency devaluations, capital controls and limits on imports. The business, financial condition, results of operations and cash flows of our Brazilian subsidiaries may be adversely affected by such matters, changes in policy or regulation involving tariffs and exchange controls, as well as by factors such as:

•	currency fluctuations;

•	real estate ownership restrictions;

•	inflation;

•	social instability;

•	price instability;

•	interest rates;

•	liquidity of domestic capital and lending markets;

•	tax policy; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

The Brazilian government’s actions have had and may continue to have a material effect on private sector entities, including our operations in Brazil. We have no control over and cannot predict how government intervention and policies will affect the Brazilian economy or, directly and indirectly, our operations and revenues.

Inflation and efforts by the Brazilian government to combat inflation may contribute significantly to economic uncertainty in Brazil and could harm the business of our Brazilian subsidiaries.

Brazil has, in the past, experienced high rates of inflation. More recently, Brazil’s rates of inflation were 3.1% in 2006, 4.5% in 2007, 5.9% in 2008, 4.3% in 2009 and 5.9% in 2010, as measured by the Brazilian consumer price index (Índice de Preços ao Consumidor-Amplo). In the past, inflation, governmental measures to combat inflation and public speculation about possible future actions have had significant negative effects on the Brazilian economy. Certain future measures, if taken by the Brazilian government, including interest rate increases, intervention in the foreign exchange market and actions to adjust or fix the value of the real may trigger increases in inflation, and consequently, have adverse economic impacts on the business, financial condition, results of operations and cash flows of our Brazilian subsidiaries could suffer.

Fluctuations in the value of Brazil’s currency against the value of the U.S. dollar may result in uncertainty in the Brazilian economy and the Brazilian securities market, which may adversely affect the financial condition, results of operations and cash flows of our recently acquired Brazilian subsidiaries.

The Brazilian real has historically suffered frequent devaluation. In the past, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Although over long periods, depreciation of the real generally is correlated with the differential in the inflation rate in Brazil versus the inflation rate in the United States, depreciation over shorter periods has resulted in significant fluctuations in the exchange rate between the real and the U.S. dollar and other currencies.

For example, the real appreciated by 34.4% against the U.S. dollar in 2009, and appreciated 3.9% during 2010. The exchange rate between the real and the U.S. dollar may continue to fluctuate and may rise or decline substantially from current levels.

Devaluation of the Brazilian real and currency instability may adversely affect our results of operation and financial condition in terms of U.S. dollars and could adversely affect the ability of our Brazilian subsidiaries to meet their foreign currency obligations in the future and could result in a monetary loss relating to these obligations.

Risks relating to Uruguay

Economic conditions in Uruguay may have a direct impact on our financial condition and results of operations.

In September 2009, we and our subsidiary, Arauco Internacional S.A., which has been subsequently renamed Inversiones Arauco Internacional Limitada or “Arauco Internacional”, executed a series of joint venture agreements with Stora Enso, pursuant to which Stora Enso Amsterdam B.V., a subsidiary of Stora Enso, agreed to transfer ownership of 100% of the shares of Stora Enso Uruguay S.A. to Forestal Cono Sur S.A. or “Forestal Cono Sur”, our subsidiary in Uruguay, in exchange for 50% of the shares of Forestal Cono Sur. As a consequence of this transaction, we and Stora Enso equally own and control all assets that both companies own in Uruguay, which includes 74,000 hectares owned by Stora Enso (including 17,300 hectares which are already planted with forests) and 39,000 hectares owned by us (of which 27,400 are already planted with forests).

In addition, in October 2009, our subsidiary Arauco International S.A. and a subsidiary of Stora Enso jointly acquired certain Uruguayan subsidiaries of the Spanish Grupo Empresarial ENCE S.A., or ENCE, which include (i) Eufores S.A., (ii) Celulosa y Energía Punta Pereira S.A., (iii) El Esparragal Asociación Agraria de Responsabilidad Limitada, (iv) Terminal Logística e Industrial M’Bopicuá S.A. and (v) Zona Franca Punta Pereira S.A. The principal assets of the acquired entities consist of an industrial site, 130,000 hectares of land (which includes, in part, 73,000 hectares of forestry plantation and 6,000 hectares under agreements with third parties) and the necessary environmental permits for the construction of a pulp mill, a river terminal and a nursery. For the purposes of this annual report, Stora Enso Uruguay S.A., Forestal Cono Sur, Eufores S.A., Celulosa y Energía Punta Pereira S.A., Zona Franca Punta Pereira S.A., El Esparragal Asociación Agraria de Responsabilidad Limitada and Terminal Logística e Industrial M’Bopicuá S.A. are jointly referred as the “Montes del Plata joint venture.” We own and operate these acquired assets jointly with Stora Enso as part of our Uruguayan joint venture. The aggregate value of the assets acquired as a result of this transaction was U.S.$335 million, of which we paid 50% (or approximately U.S.$167.5 million).

On January 18, 2011 Arauco and Stora Enso agreed to carry out the construction of a state of the art pulp mill with an annual guaranteed capacity of 1.3 million tons, a port and a power producing unit based on renewable sources, all located in Punta Pereira, department of Colonia, Uruguay. The total estimated investment is U.S.$1,900 million.

As a result of these significant recent investments we have made in Uruguay and the significant additional investments we are currently contemplating, our financial condition and results of operations may consequently depend, to a certain extent, on political and economic conditions in Uruguay. Certain future actions by the Uruguayan government including, among others, actions with respect to inflation, interest rates, foreign exchange controls and taxes, could have a material adverse effect on our operations in Uruguay.

Risks relating to other markets

Our business, earnings and prospects may be adversely affected by developments in other countries that are beyond our control.

Our business, financial condition, results of operations and cash flows depend, to a large extent, on the level of economic activity, government and foreign exchange policies and political and economic developments in our principal export markets. 94.9% of our total pulp sales in 2009 and 93.0% in 2010, as well as 60.5% in 2009 and 52.4% in 2010 of our total sales of forestry, wood and panel products were attributable to exports, principally to customers in Asia, the Americas and Western Europe. Our business, earnings and prospects, as well as our financial condition, results of operations, cash flows and the market price of our securities, may be materially and adversely affected by developments in these export markets relating to inflation, interest rates, currency fluctuations, protectionism, government subsidies, price and wage controls, exchange control regulations, taxation, expropriation, social instability or other political, economic or diplomatic developments. For example, certain target countries to which we export may impose buying restrictions in our industry, which may adversely affect our sales. We have no control over these conditions and developments which could adversely affect us and our business, financial condition, results of operations and cash flows or the price or market of our securities.

Developments in other emerging and developed markets may adversely affect the market price of our securities and our ability to raise additional financing.

Our financial condition and the market price of our securities may be adversely affected by declines in the international financial markets and world economic conditions. Chilean securities markets are, to varying degrees, influenced by general economic, political, social and market conditions in other emerging and developed market countries, especially those in the United States, China and Latin America. Although economic conditions are different in each country, investors’ reactions to developments in one country can affect the securities markets and the securities of issuers in other countries, including Chile. Negative developments in the international financial markets in the future could adversely affect the market price of our securities and impair Arauco’s ability to raise additional capital.

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

Changes in Chilean tax laws could lead us to redeem our securities

Under current Chilean law and regulations, payments of interest made from Chile to holders of debt securities who are neither residents nor domiciled or organized in Chile for purposes of Chilean taxation will, generally, be subject to Chilean withholding tax at a rate of 4.0%. Subject to certain exceptions, we will pay additional amounts (as described in “Item 10. Additional Information—Taxation”) so that the net amounts received by the holder of the notes (including additional amounts) after such Chilean withholding tax will equal the amounts that would have been received in respect of the notes in the absence of such Chilean withholding tax. In the event of certain changes in Chilean tax laws requiring that we pay additional amounts that are in excess of the additional amounts that we would owe if payments of interest on our securities were subject only to a 4.0% withholding tax, we will have the right to redeem our securities.

Item 4.	Information on the Company

DESCRIPTION OF BUSINESS

We believe that, as of December 31, 2010, we were one of Latin America’s largest forest plantation owner, and that we are Chile’s largest exporter of forestry and wood products in terms of sales revenue. We have industrial operations in Chile, Argentina and Brazil. As of December 31, 2010, we had approximately 1.0 million hectares of plantations in Chile, Argentina, Brazil and Uruguay. During 2010, we harvested 16.6 million cubic meters of sawlogs and pulplogs and sold 5.4 million cubic meters of wood products, including sawn timber (green and kiln-dried lumber), remanufactured wood products and panels (plywood, medium density fiber board, or MDF, particle board, or PBO, and high density fiber board, or HB).

Based on information published by Resource Information Systems, Inc., an independent research company for the pulp and paper industry, at December 31, 20010, we were one of the world’s largest producers of bleached and unbleached softwood kraft market pulp in terms of production capacity, with an estimated 7.8% share of the total world production of bleached softwood kraft market pulp and a 16.9% share of the total world production of softwood kraft market unbleached pulp. “Market pulp” is pulp sold to manufacturers of paper products, as opposed to pulp produced by an integrated paper producer for use in its paper production facilities. “Kraft pulp” is pulp produced using a chemical process.

Based on information published by Resource Information Systems, Inc., we were also one of the world’s lowest-cost producers of softwood kraft market pulp. We believe that we are able to produce our products at a lower cost than our competitors because of the high growth rate and short harvest cycle of radiata and taeda pine compared to other commercial softwoods, the advanced genetic and silviculture techniques we apply in our forest management, our modern mill facilities and the proximity of our operations to Pacific coast ports.

History

Celulosa Arauco y Constitución S.A. is a corporation (sociedad anónima) organized under the laws of Chile and subject to certain rules applicable to Chilean public corporations (sociedades anónimas abiertas). Our principal executive offices are located at Avenida El Golf 150, 14th Floor, Las Condes, Santiago, Chile, and our telephone number is +56-2-461-7200.

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

On June 30, 2006, through our subsidiaries Aserraderos Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A. and Forestal Valdivia S.A., we acquired the forestry assets of Cementos Bío-Bío S.A. The acquisition represented an investment of U.S.$133.3 million. The acquired assets consisted of 21,000 hectares of pine plantations, one sawmill with an annual production capacity of approximately 250,000 cubic meters per year and a remanufacturing facility.

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

On August 26, 2009, our subsidiary Placas do Paraná S.A. acquired 100% of the shares of Tafisa Brasil, by means of a share purchase agreement executed among SCS Beheer, B.V., Tafiber—Tableros de Fibras Ibéricos, S.L. (each of which is a subsidiary of Sonae Indústria, SGPS, S.A.) and Placas do Paraná S.A. Pursuant to the transaction, we paid a purchase price of approximately U.S.$227 million, of which U.S.$165.2 million was allocated to pay the value of the shares of Tafisa Brasil, with the balance corresponding to liabilities that the acquired company maintained. The primary asset of Tafisa Brasil (which has been renamed “Arauco do Brasil S.A.”) is a panel production facility located in the city of Pien, Brazil, which is in the state of Paraná. The facility has an annual total installed capacity of 640,000 cubic meters, which includes three production lines: two lines producing medium density fiberboard (MDF) and one line producing particleboard. The facility also has added-value lines to produce products for the construction and furniture industries.

On September 27, 2009, Arauco and its subsidiary Arauco Internacional, executed a series of joint venture agreements with Stora Enso, pursuant to which Stora Enso Amsterdam B.V. agreed to transfer ownership of 100% of the shares of Stora Enso Uruguay S.A. to Forestal Cono Sur. As a consequence of this transaction, Arauco and Stora Enso equally control all assets that both companies own in Uruguay, which includes 74,000 hectares owned by Stora Enso (including 17,300 hectares which are already planted with forests) and 39,000 hectares owned by Arauco (of which 27,400 are already planted with forests). These assets, and those that we acquired from Grupo Empresarial ENCE, S.A. in May of 2009, have helped to secure a strategic basis to consider the construction of a future pulp mill in Uruguay.

In addition, in October 2009, our subsidiary Arauco International S.A. and a subsidiary of Stora Enso acquired in equal parts Eufores S.A., Celulosa y Energía Punta Pereira S.A., El Esparragal Asociación Agraria de Responsabilidad Limitada, Terminal Logística e Industrial M’Bopicuá S.A. and Zona Franca Punta Pereira S.A., which were at that time Uruguayan subsidiaries of the Spanish Grupo Empresarial ENCE S.A., or ENCE, whose main assets include 130,000 hectares of land, of which 73,000 have forestry plantations, 6,000 hectares under agreements with third parties and one industrial site, along with the necessary environmental permits for the construction of a pulp mill, a river terminal and one nursery. We own and operate these acquired assets jointly with Stora Enso as part of the Montes del Plata joint venture. The aggregate value of the assets acquired as a result of this transaction was U.S.$335 million, of which we paid 50% (or approximately U.S.$167.5 million).

In April 2010, our subsidiary Arauco do Brasil S.A. acquired 50% of the shares of Dynea Brasil S.A. from Dynea AS for U.S.$15 million. As a result of this acquisition, we now own 100% of the shares of Dynea Brasil S.A.

On January 18, 2011 Arauco and Stora Enso agreed to carry out the construction of a state of the art pulp mill with an annual guaranteed capacity of 1.3 million tons, a port and a power producing unit based on renewable sources, all located in Punta Pereira, department of Colonia, Uruguay. The total estimated investment is U.S.$1,900 million. See “Item 5. Operating Financial Review and Prospects—Results of Operations—Other Profit (Loss)”.

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

The following table sets forth our ownership interests in our subsidiaries as of December 31, 2010.

	Country of incorporation	Total stock held
Agenciamiento y Servicios Profesionales S.A. de C.V.	Mexico	99.9986%
Alto Paraná S.A.	Argentina	99.9762
Arauco Australia S.A.	Australia	99.9986
Arauco Bioenergía S.A.	Chile	99.9985
Arauco Colombia S.A.	Colombia	99.9976
Arauco Denmark ApS	Denmark	99.9991
Arauco Distribución S.A.	Chile	99.9992
Arauco do Brasil S.A.(ex-Placas do Paraná S.A.)	Brazil	99.9986
Arauco Ecuador S.A.	Ecuador	99.9986
Arauco Florestal Arapoti S.A.	Brazil	79.9989
Arauco Forest Brasil S.A.	Brazil	99.9988
Arauco Forest Products B.V.	The Netherlands	99.9991
Arauco Holanda Cooperatief U.A.	The Netherlands	99.9990
Arauco Perú S.A.	Peru	99.9986
Arauco Wood Products, Inc.	U.S.A.	99.9986
Araucomex S.A. de C.V.	Mexico	99.9986
Aserraderos Arauco S.A.	Chile	99.9992
Bosques Arauco S.A.	Chile	99.9256
Catan Empreendimentos e Participacoes S.A.	Brazil	99.9934
Controladora de Plagas Forestales S.A.	Chile	59.6326
Empreendimentos Florestais Santa Cruz Ltda. (ex-Lucchese Empreendimentos e Participacoes Ltda.)	Brazil	99.9885
Forestal Arauco S.A.	Chile	99.9248
Forestal Celco S.A.	Chile	99.9256
Forestal Cholguán S.A.	Chile	97.4281
Forestal Concepcion S.A.	Panama	99.9986
Forestal Los Lagos S.A.	Chile	79.9405
Forestal Nuestra Señora del Carmen S.A.	Argentina	99.9987
Forestal Valdivia S.A.	Chile	99.9256
Industrias Forestales S.A.	Argentina	99.9987
Inversiones Arauco Internacional Ltda. (ex-Arauco Internacional S.A.)	Chile	99.9986
Inversiones Celco S.L.	Spain	99.9991
Investigaciones Forestales Bioforest S.A.	Chile	99.9256
Leasing Forestal S.A.	Argentina	99.9767
Mahal Empreendimentos e Participacoes S.A.	Brazil	99.9934
Paneles Arauco S.A.	Chile	99.9992
Savitar (Forestal Talavera S.A.)	Argentina	99.9985
Servicios Logísticos Arauco S.A.	Chile	99.9995

Business Strategy

Our business strategy is to maximize the value of our forest plantations by pursuing sustainable growth opportunities in our core businesses and expanding into new markets and products. We are implementing our business strategy through the following initiatives:

•	We are improving the growth rate and quality of our plantations through advanced forest management techniques;

•

We are executing a capital expenditure plan designed to reinforce our competitive advantages through economies of scale and scope, improving the efficiency and productivity of our industrial activities and optimizing the use of our forests through biomass energy generation;

•	We continue to develop our facilities, transportation, shipping, storage and product distribution network that allow us to reach over 70 countries worldwide; and

•	We are expanding internationally into new regions that we believe have comparative advantages in the forestry sector.

Domestic and Export Sales

The following table sets forth our sales revenue derived from exports and domestic sales for the years indicated.

	Year ended December 31,
	2008	2009	2010
	(in millions of U.S.$)
Export Sales
Bleached pulp	$1,508	$1,332	$1,448
Unbleached pulp	173	191	217
Sawn timber	390	234	359
Remanufactured wood products	223	170	131
Plywood and fiber panels	506	441	485
Posts	3	4	6
Other	4	0	1

Total export sales revenue	$2,807	$2,372	$2,647

Domestic Sales
Bleached pulp	107	69	94
Unbleached pulp	4	13	30
Sawlogs	72	46	98
Pulplogs	13	10	15
Sawn timber	82	68	105
Remanufactured wood products	24	22	19
Chips	10	17	29
Electric power	121	78	86
Plywood and fiber panels	441	390	624
Other	33	28	40

Total domestic sales revenue	$907	$741	$1,141

Total sales revenue	$3,714	$3,113	$3,788

The following table sets forth a geographic market breakdown of our export sales revenue for the years indicated.

	Year ended December 31,
	2008	2009	2010
	(in millions of U.S. dollars)
North America	$624	$482	$508
Central and South America	316	258	368
Asia	1,189	1,251	1,273
Europe	574	318	412
Other	104	63	85

Total	$2,807	$2,372	$2,647

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

Eucalyptus, which we began planting in 1989, grows well in the forest regions of Chile. Once planted, eucalyptus trees require no further forest management (other than fire control and reduction of weeds) until harvest. The average harvest cycle of eucalyptus plantations is approximately 12 years. Once harvested, Eucalyptus can be replanted or regrown.

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

Forest Plantations

At December 31, 2010, our planted forests consisted of 78% radiata and taeda pine and 22% mainly of eucalyptus. Radiata and taeda pine have a rapid growth rate and a short harvest cycle compared to other commercial softwoods. Radiata and taeda pine are sufficiently versatile for both the production of forestry and wood products and the production of long fiber pulp for sale to manufacturers of paper and packaging.

We seek to manage our forestry resources in a way that ensures that the annual growth of our forest is equal to or greater than the volume of resources harvested each year. In 2010, Arauco planted a total of 62,893 hectares and harvested a total of 42,480 hectares in Chile, Argentina, Brazil and Uruguay (which includes 50% of the total land owned in Uruguay by the Montes del Plata joint venture). We believe that we will reach a long-term sustainable equilibrium within the next five years, with annual harvests and plantations of approximately 64,200 hectares (including the Montes del Plata joint venture).

Our planted radiata pine forests are located in central and southern Chile, and most are located in close proximity to our major production facilities and to port facilities. The majority of our radiata pine is less than 16 years old.

At December 31, 2010, our aggregate radiata pine holdings comprised 42% of all Chilean radiata pine plantations, making us the country’s largest radiata pine plantation owner according to the Chilean Forestry Institute. At December 31, 2010, we owned approximately 1.1 million hectares of land in Chile, of which 0.7 million hectares are forest plantations.

At December 31, 2010, we owned 257,722 hectares of forest and other land in Argentina, 126,616 hectares of forest and other land in Brazil and 126,786 hectares of forest and other land that the Montes del Plata joint venture owns in Uruguay. Of the total land we own in these three countries, approximately 179,621 hectares of land is planted with taeda pine and elliotti pine, a species of softwood that has a growth rate similar to that of radiata pine. The balance includes plantations of other species of trees, land to be planted, protected areas and natural forests.

The following table sets forth the number of hectares and types of uses of our land holdings and rights, as of December 31, 2010.

	At December 31, 2010
	Total	Distribution
	(in hectares)	(percentage)
Pine plantations(1)
0-5 years	206,962	12.6%
6-10 years	171,933	10.5
11-15 years	188,895	11.5
16-20 years	136,982	8.3
21+ years	81,897	5.0
Subtotal	786,670	47.9
Eucalyptus plantations(2)	196,003	11.9
Plantation of other species	23,988	1.5
Subtotal	1,006,660	61.3
Land for plantations	60,520	3.7
Land for other uses(3)	575,166	35.0

Total(4)	1,642,347	100.0%

(1)	All years are calculated from the date of planting.
(2)	Approximately 73% of our eucalyptus plantations are less than 10 years old.
(3)	Includes roads, firebreaks, native forests and yards.
(4)

Includes 100% of Alto Paraná-owned plantations, 80% of Forestal los Lagos S.A.-owned plantations, 80% of plantations owned by the Montes del Plata joint venture. Also includes 57,715 hectares for which we have the right to harvest but which we do not own, of which 49,487 hectares are in Chile, 7,923 hectares are in Uruguay and 305 hectares are in Argentina.

Land Acquisition and Afforestation

Our total land assets have increased from fewer than 170,000 hectares in 1980 to 1,642,347 hectares at December 31, 2010. That number does not include 12,184 hectares owned by third parties or the assets owned by Forestal Río Grande S.A. as to which we have harvesting rights. In the five years ending December 31, 2010, we purchased 261,587 hectares of land, of which 36,398 hectares were purchased in Chile, 16,156 in Argentina, 110,829 in Brazil and 119,311 in Uruguay.

We expect to acquire additional land in Argentina, Uruguay (through the Montes del Plata joint venture) and Brazil (through minority investments in certain other companies that Arauco does not control), and to a lesser extent in Chile if we are presented with the opportunity to do so at a desired price or location. There can be no assurance that we would be able to acquire land at the desired price or location.

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

On June 30, 2006, through our subsidiaries Aserraderos Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A. and Forestal Valdivia S.A., we acquired the forestry assets of Cementos Bío-Bío S.A. The acquisition represented an investment of U.S.$133.3 million. The acquired assets consist of 21,000 hectares of pine plantations, one sawmill with an annual production capacity of approximately 250,000 cubic meters per year and a remanufacturing facility.

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

In January 2007, through its subsidiary Bosques Arauco S.A., Arauco acquired 5,105 hectares of radiata pine plantation (excluding land) from Forestal Anchile Ltda. This acquisition represented an investment of U.S.$43.6 million.

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

In September 2007, Faplac S.A acquired 40% of the stock of Flooring S.A., from Fantoni SpA for U.S.$1.5 million.

In March 2008, Ecoboard SAIF, Ecoresine S.A. and CAIF S.A. merged with Industrias Forestales S.A.

In March 2008, Faplac S.A. acquired 20% of the stock of Savitar S.A. and El Oasis S.A., for U.S.$2.2 million, both Argentine forestry companies and owners of about 10,000 hectares of land. In 2009, Arauco acquired 80% of Savitar S.A. and El Oasis S.A. for U.S.$ 10.1 million.

In December 2008, Alto Paraná S.A. acquired 99.99% of the stock of the Brazilian company Lucchese Empreendimentos e Participações Ltda., which was subsequently renamed Empreendimientos Florestais Santa Cruz Ltda. and capitalized up to U.S.$39 million.

In January 2010, Faplac S.A. and Flooring S.A. merged into Alto Paraná S.A.

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

Uruguay

On September 27, 2009, Arauco and its subsidiary Arauco Internacional, executed a series of joint venture agreements with Stora Enso, pursuant to which Stora Enso Amsterdam B.V. agreed to transfer ownership of 100% of the shares of Stora Enso Uruguay S.A. to Forestal Cono Sur, as part of the Montes del Plata joint venture. As a result of this transaction, Arauco and Stora Enso equally control all assets that both companies own in Uruguay, which includes 74,000 hectares owned by Stora Enso (including 17,300 hectares which are already planted with forests) and 39,000 hectares owned by Arauco (of which 27,400 are already planted with forests). These assets, and those that we acquired from Grupo Empresarial ENCE, S.A. in October of 2009, have helped to secure a strategic basis to consider the construction of a future pulp mill in Uruguay.

In addition, in October 2009, our subsidiary Arauco International S.A. and a subsidiary of Stora Enso acquired in equal parts Eufores S.A., Celulosa y Energía Punta Pereira S.A., El Esparragal Asociación Agraria de Responsabilidad Limitada, Terminal Logística e Industrial M’Bopicuá S.A. and Zona Franca Punta Pereira S.A., which were at that time Uruguayan subsidiaries of the Spanish Grupo Empresarial ENCE S.A., or ENCE, whose main assets include 130,000 hectares of land, of which 73,000 have forestry plantations, 6,000 hectares under agreements with third parties and one industrial site, along with the necessary environmental permits for the construction of a pulp mill, a river terminal and one nursery. We own and operate these acquired assets jointly with Stora Enso as part of the Montes del Plata joint venture. The aggregate value of the assets acquired as a result of this transaction was U.S.$335 million, of which we paid 50% (or approximately U.S.$167.5 million).

On January 18, 2011 Arauco and Stora Enso agreed to carry out the construction of a state of the art pulp mill with an annual guaranteed capacity of 1.3 million tons, a port and a power producing unit based on renewable sources, all located in Punta Pereira, department of Colonia, Uruguay. The total estimated investment is U.S.$1,900 million. For more information see “Item 5.Operating Financial Review and Prospects—Results of Operations—Negative Goodwill Immediately Recognized” and “—Other Profit (Loss)”.

Forest Management

For our pine plantations, our forestry management activities seek to increase sawlogs through advanced genetic techniques, planting and site preparation procedures, thinning and pruning. Managed forests can produce trees of larger diameter and, if pruned, a higher proportion of clear wood, which generally commands a higher price than knotted wood. Although some land is not suitable for the production of pruned logs, at December 31, 2010, over 64% of our pine forests in Chile were designed for clear wood production.

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

As of December 31, 2010, we had nine nurseries in Chile, Argentina, Brazil and Uruguay, in which we grow seedlings using seeds and using cuttings from genetically selected trees. To achieve higher quality trees and an increased growth rate, we apply strict selection criteria to the trees from which seedlings are produced. We then plant the seedlings manually. Depending upon the species of tree to be planted and the nutrient and physical characteristics of the soil, we may also undertake a certain amount of ground preparation before planting. Our other principal forest activities are thinning, pruning and harvesting.

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

Harvesting timber involves felling trees, removing branches from the logs, cutting the logs into appropriate sections and loading the logs onto trucks for transport to sawmills, panel mills or pulp mills. We use the lower section of the radiata pine, comprising the first 7 to 12 meters, in sawmills and plywood mills or it is exported as sawlogs. We use the mid-section of the radiata pine, comprising, on average, the next 8 to 13 meters, in either sawmills or pulp mills, depending on the diameter and quality of the pine. We use the top section of the tree for pulp and MDF production.

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

	Year ended December 31,
	2008	2009	2010
	(in hectares)
Thinning	18,562	19,246	11,570
Pruning	40,721	31,191	27,335
Harvesting	29,184	30,872	30,158

We manage our forest activities, but we hire independent contractors to perform the bulk of our operations, including planting, maintenance, thinning, pruning, harvesting, transportation and access road construction. As of December 31, 2010, we had arrangements with more than 389 independent contractors that employed over 12,151 workers in Chile. Many of these contractors have long-standing relationships with us, but we award many contracts based on competitive bids. We believe that our arrangements with independent contractors provide greater flexibility and efficiency than performing these activities directly.

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

We operate an extensive fire control organization that interacts with the fire control organizations of other forestry companies to ensure that any fire damage to our forests is minimal. The operation primarily consists of a system of spotter towers, manned 24 hours a day during the summer months, from which spotters report the direction of any fire observed to a central command post, where the fire’s exact location is determined and an appropriate ground and/or aerial response is formulated. Over the last five years, this system has limited fire damage to our forests to an average of 0.3% of the plantations per year.

Forest Production

We harvested 16.6 million cubic meters of logs during the year ended December 31, 2010, consisting of 8.7 million cubic meters of sawlogs, 6.0 million cubic meters of radiata pine pulplogs and 1.9 million cubic meters of eucalyptus pulplogs and other logs. We did not export any pulplogs during 2010 because substantially all of the pulplogs from our forests were used in our pulp or panel mills. During 2010, our sawmills and panel mills used 6.5 million cubic meters of sawlogs, and no sawlogs were exported. We also sold 1.9 million cubic meters of sawlogs to unaffiliated domestic sawmills during 2010.

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

Pulp

We believe that we were Chile’s largest producer of bleached and unbleached softwood market pulp in terms of production in 2010. For the year ended December 31, 2010, pulp sales were U.S.$1,790 million, representing 47.2% of our total sales revenue for the period.

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

Pulp Mills

At December 31, 2010, we owned and operated five pulp mills in Chile and one in Argentina, with an aggregate installed annual production capacity of approximately 3.2 million metric tons. Our six pulp mills produced 1.9 million metric tons of bleached pulp and 0.4 million metric tons of unbleached pulp in 2010.

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

The following table sets out bleached and unbleached kraft pulp production by plant for each of the years indicated.

	Year ended December 31,
	2006	2007	2008	2009	2010
	(in thousands of metric tons)
Chile
Arauco Mill (bleached)
Arauco I	295	279	281	286	231
Arauco II	494	475	507	505	84
Valdivia Mill (bleached)	440	436	488	540	493
Constitución Mill (unbleached)	338	331	320	333	252
Nueva Aldea Mill (bleached)	123	715	842	900	780
Nueva Aldea Mill (unbleached)					9

Licancel Mill (bleached)(1)	141	53	118	51	28

Licancel Mill (unbleached)(2)	—	—	—	75	84

Subtotal	1,831	2,289	2,555	2,690	1,962

Argentina
Alto Paraná Mill (bleached)	348	336	343	310	329

Total	2,179	2,625	2,898	3,000	2,291

(1)	Operations at the Licancel Mill were temporarily suspended for approximately six months from June 2007 until January 2008.
(2)	During 2009, the Licancel Mill produced unbleached pulp for a three-month period. During 2010, the Licancel Mill produced unbleached pulp for a nine–month period.

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

As a consequence of the earthquake that occurred in Chile on February 27, 2010, the operations of Arauco II were temporarily suspended until February 2, 2011, when it resumed is operations.

Constitución Mill. The Constitución Mill is located in the heart of a group of our radiata pine forests in the Seventh Region of Chile. As of December 31, 2010, the Constitución Mill was the largest unbleached softwood market pulp mill in the world, with an installed annual production capacity of approximately 355,000 metric tons. In February 2006, the COREMA of the Seventh Region of Chile approved an environmental impact study for the construction of a new pipeline for the Constitución Mill, which commenced operations in February 2007. The Constitución Mill is equipped to produce elementary chlorine-free pulp.

Licancel Mill. We acquired the Licancel Mill in September 1999. It is located in Licantén, which is 250 kilometers south of Santiago. The mill has an installed annual production capacity of approximately 140,000 metric tons of eucalyptus kraft pulp and pine bleached and unbleached kraft pulp. The Licancel Mill is equipped to produce elementary chlorine-free pulp.

In June 2007, our operations at the Licancel Mill became subject to environmental scrutiny by Chilean environmental regulators and the public, which arose in connection with the death of fish in the Mataquito River, approximately 15 kilometers downstream of the mill. As a result, Chilean authorities, including the health authorities and the Superintendencia de Servicios Sanitarios (Sanitary Services Superintendency), required that we suspend activities at the Licancel Mill and that we suspend any further discharges into the river. We estimate that the suspension of operations at the Licancel Mill resulted in a total loss of profits of U.S.$24 million. Several proceedings have been commenced regarding the events at the Licancel Mill and the death of fish at the Mataquito River. The mill resumed operations during January 2008. For further details in respect of the proceedings related to the 2007 suspension of operations at the Licancel Mill, see “Item 8. Financial Information—Legal Proceedings.”

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

On February 20, 2006, the COREMA of the Eighth Region of Chile approved the environmental impact study for the construction and operation of the Nueva Aldea Mill Pipeline, which permits the mill to discharge certain liquid effluents into the ocean. The Nueva Aldea Mill pipeline’s startup and commissioning period (of 6 months) commenced in the first quarter of 2010. However, as result of damages to the pipeline caused by the earthquake that occurred in Chile on February 27, 2010, we needed to temporarily suspend our use of the pipeline and discharge the effluents of the Nueva Aldea Mill in the same place in which the mill’s wastewaters were discharged prior to our use of the pipeline. On July 31, 2010, our repairs to the damaged pipeline were completed and the startup and commissioning period was restarted. Since January 31, 2011, the pipeline has been fully operational.

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

Argentina

Alto Paraná Mill. Alto Paraná’s softwood pulp mill is located in the Province of Misiones, a region whose soil and climate are favorable for the rapid growth of pine trees. The Alto Paraná Mill is the only bleached softwood kraft market pulp facility in Argentina. The mill has an installed annual production capacity of 350,000 tons of pulp, of which approximately 67% is bleached softwood pulp, currently representing almost all of the total bleached softwood pulp production capacity in Argentina, and 33% is fluff pulp.

Production Costs

Based on information published by Resource Information Systems, Inc., our cash costs for softwood pulp production are significantly lower than the average costs of market pulp producers in Canada, the United States and Scandinavia, particularly with respect to timber and energy costs. While our modern facilities result in depreciation exceeding some of such Northern Hemisphere producers, our costs are still significantly lower than the average costs of our Northern Hemisphere competitors, on a total delivered cost basis. The following table compares our costs for the production of bleached softwood kraft market pulp to the average costs of market pulp producers in selected regions in the Northern Hemisphere for the year ended December 31, 2010.

	Bleached Softwood Kraft Pulp Producers’ Cost
	Arauco(1)	British Columbia Coast	British Columbia Interior	United States South	Sweden	Finland

	(in U.S.$ per metric ton for the year ended December 31, 2010)
Wood	172	263	193	172	283	295
Total chemicals	64	74	80	74	60	63
Labor	48	79	73	41	45	51
Others(2)	86	209	178	139	88	67

Total cash cost	369	625	524	426	476	476
Depreciation	37	58	35	65	67	88

Total mill cost	406	683	559	491	543	564
Transportation(3)	83	67	104	65	34	41

Total delivered cost	488	750	663	556	577	605

(1)	Excludes Alto Paraná production costs.
(2)	Includes energy, materials and other production costs.
(3)	Delivered in Northern Europe.

Source: Resource Information Systems, Inc. World Pulp Annual Historical Data, December 2010, except Arauco information, which is furnished by Arauco.

Sales

The total production of bleached kraft market pulp in the global market during the year ended December 31, 2010 was 52.6 million metric tons. Based on information published by Resource Information Systems, Inc., we believe that our production represented 5.5% of this market in 2010. During the year ended December 31, 2010, we sold 93.9% of our bleached pulp in our export markets, principally to customers in Asia and Western Europe.

Integrated manufacturers dominate the world production of unbleached softwood pulp, which leaves non-integrated companies that sell market pulp, like us, with only a small percentage of total production. “Market pulp”

is pulp sold to manufacturers of paper products, as opposed to pulp produced by an integrated paper producer for use in its paper production facilities. With a total world production of unbleached softwood kraft pulp of 2.1 million metric tons for 2010, according to Resource Information Systems, Inc., our Constitución Mill was the world’s largest single producer of unbleached softwood market pulp, with 16.9% of the total market in 2010. During the year ended December 31, 2010, 87.7% of our total unbleached market pulp sales consisted of export sales. While for the last five years Asia has been our principal export market for unbleached market pulp, we continually seek niche markets for our products in Western Europe and the United States. Historically, our sales in the Chilean market have been less than 10.6% of our total unbleached pulp sales revenue.

The following table sets forth, by region, the sales volumes of bleached and unbleached pulp for the years indicated.

	Year ended December 31,
	2008	2009	2010
	(in metric tons)
Bleached Pulp
North and South America	364,231	333,781	349,058
Europe	671,062	484,406	456,922
Asia	1,335,029	1,865,318	1,169,398
Other	40,467	23,962	23,496

Total	2,410,789	2,707,467	1,998,874

Unbleached Pulp
North and South America	56,673	51,012	67,858
Europe	25,590	13,931	13,441
Asia	225,542	344,941	263,145
Other	0	0	0

Total	307,805	409,884	344,444

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

The following table sets forth our average bleached and unbleached pine pulp prices per metric ton at the indicated dates, for the years indicated.

	2008	2009	2010
	(U.S.$ per metric ton)
Bleached Pulp
March 31	727	446	724
June 30	738	486	840
September 30	675	556	782
December 31	472	637	767

Unbleached Pulp
March 31	572	392	678
June 30	577	416	775
September 30	551	552	735
December 31	452	598	748

In accordance with customary pulp market practice, we do not have long-term sales contracts with our customers (except for in a few limited cases); rather we maintain long-standing relationships with our customers with whom we periodically reach agreements on specific volumes and prices. We have a diversified customer base located throughout the world and totaling, as of December 31, 2010, more than 460 clients. As of December 31, 2010, we employed more than 13 sales agents to represent us in more than 40 countries. We manage this worldwide sales network from our headquarters in Chile.

Plywood and Fiberboard Panels

Our panel products consist of plywood and fiberboard panels. At December 31, 2010, we owned two plywood mills and one HB-MDF mill in Chile, one MDF mill and one PBO mill in Argentina, and one MDF mill, one PBO mill and one MDF-PBO mill in Brazil. For the year ended December 31, 2010, sales of panels were U.S.$1,109.0 million, representing 29.3% of our total sales revenues.

Exports, which include sales to countries other than Chile, Argentina and Brazil, accounted for 43.7% of our total sales revenues of plywood and fiberboard panels for the year ended December 31, 2010. We sell plywood and fiberboard panels primarily to customers in North America, Europe, Brazil, Chile, Argentina and other countries in Latin America.

On March 9, 2005, we acquired from Louis Dreyfus S.A.S. 100% of the stock of LD Forest Products S.A. in Brazil and, indirectly as a result of that purchase, 100% of the stock of Placas do Paraná S.A. and 50% of the stock of Dynea Brasil S.A. We paid an aggregate purchase price for these acquisitions of U.S.$168.0 million. With these acquisitions, we acquired an MDF mill with installed annual production capacity of approximately 250,000 cubic meters, a particleboard mill with installed annual production capacity of approximately 320,000 cubic meters, an impregnated paper mill and a formaldehyde and resin plant.

On October 31, 2005, we acquired from Louis Dreyfus S.A.S. 100% of the stock of Ecoboard S.A.I.F. and Louis Dreyfus S.A.I.F. in Argentina and, indirectly as a result of that purchase, 100% of the stock of CAIF S.A. and LD Manufacturing S.A. and 60% of the stock of Flooring S.A. As a result of these acquisitions, we own a particleboard mill with installed annual production capacity of approximately 260,000 cubic meters, a chemical plant that produces resins used for the production of wood panels, and an MDF and particleboard-based wood floor mill with installed annual production capacity of approximately two million square meters. We paid an aggregate purchase price of U.S.$55.0 million for this acquisition. As discussed in “Item 4. Description of Business—History”, we have expanded our panel production capacity in Brazil. On August 26, 2009, we acquired Tafisa Brasil. Tafisa Brasil’s primary asset is a panel production facility, located in Pien, Brazil, which produces both MDF and particleboard and has an annual total installed capacity of 640,000 cubic meters.

The following table sets forth, by category, our plywood and fiberboard panel sales to unaffiliated third parties for each of the years indicated.

	Year ended December 31,
	2006	2007	2008	2009	2010
	(in thousands of cubic meters)
Total plywood and fiberboard panels	2,397	2,455	2,353	2,630	3,032

Chile

Trupán-Cholguán Mill. This mill has an installed annual production capacity of approximately 575,000 cubic meters of panels. It has three production lines, one produces hardboard with a capacity of 60,000 cubic meters and the other two lines produce MDF with a production capacity of 165.000 and 350.000 cubic meters, respectively.

Arauco Mill. This mill has an installed annual production capacity of approximately 350,000 cubic meters of plywood panels. It has two production lines with respective production capacities of 140,000 and 210,000 cubic meters.

Nueva Aldea Mill. This mill has an installed annual production capacity of approximately 450,000 cubic meters of plywood panels distributed between two lines, each with a production capacity of 225,000 cubic meters.

Argentina

Piray Mill. This mill has an installed annual production capacity of approximately 300,000 cubic meters of panels and produces MDF.

Zárate Mill. This mill has an installed annual production capacity of approximately 260,000 cubic meters of panels and produces PBO.

Brazil

Jaguariaiva Mill. This mill has an installed annual production capacity of approximately 315,000 cubic meters of panels and produces MDF. In April 2011, a project to expand the Jaguariaiva Plant was approved. This project will include the construction of a productive line that will manufacture panels and MDF boards with an estimated installed capacity of 500,000 cubic meters of finished product per year, as well as the construction of a decorative paper impregnation line and melamine press.

Curitiba Mill. This mill has an installed annual production capacity of approximately 260,000 cubic meters of panels and produces PBO.

Pien Mill. This mill has an installed annual production capacity of approximately 670,000 cubic meters of panels distributed in two production lines with a production capacity of 400,000 cubic meters of MDF and 270,000 cubic meters of PBO.

Wood Products

Our wood products consist of sawn timber (green, kiln-dried lumber and flitches) and remanufactured wood products. For the year ended December 31, 2010, revenue from sales of wood products was U.S.$620.8 million, representing 16.4% of our total sales revenues for the period.

The following table sets forth, by category, our wood products sales to unaffiliated third parties for each of the periods indicated:

	Year ended December 31,
	2006	2007	2008	2009	2010
	(in thousands of cubic meters)
Sawn timber	2,512	2,650	2,522	1,952	2,098
Remanufactured wood products	430	389	348	279	316

Aserraderos Arauco S.A. was established in 1993 to centralize management and control production in our sawmill and remanufacturing operations. Our sawmills and remanufacturing facilities in Chile are currently operated by independent contractors that are paid sawing service fees calculated on a fixed and variable basis depending on productivity, with price renegotiations in the event of material changes in costs or productivity. Each of our 12 independent contractors operates exclusively for us and only with respect to one sawmill or remanufacturing facility. We believe that our arrangements with independent contractors provide us with greater flexibility and efficiency than performing such activities on our own. We operate our sawmill and remanufacturing facilities in Argentina.

As of December 31, 2010, we had nine sawmills in operation, eight in Chile and one in Argentina, with aggregate installed annual processing capacity of approximately 5.3 million cubic meters of sawlogs and an aggregate installed annual production capacity of approximately 2.8 million cubic meters of lumber. Contractors that are not related to us or to each other operate our eight sawmills in Chile. We operate our sawmills in coordination with our forestry and sales operations, since our sawn timber is generally produced in accordance with customer specifications. All of our sawmills are located near our pine plantations.

As of December 31, 2010, we also own five remanufacturing facilities, four in Chile and one in Argentina, that reprocess sawn timber into remanufactured wood products, such as moldings, jams and pre-cut pieces that end users require for doors, furniture and door and window frames. These facilities produced 463,000 cubic meters of remanufactured wood products in 2010.

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

In November 2009 production at the Horcones II sawmill was suspended. However, due to favorable market conditions and in order to restore jobs in a region that was seriously affected by the earthquake, Horcones II sawmill resumed operations June 2010 with an annual production capacity of 225,000 cubic meters.

The following is a brief description of our sawmills and remanufacturing facilities and their production capacity, as of December 31, 2010.

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

Horcones II Sawmill (reopened in 2010). This sawmill was closed in November 2009 due to unfavorable market conditions, however it resumed operations in June 2010 with an annual production capacity of approximately 225,000 cubic meters of lumber.

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

Mutrún Sawmill (closed in 2010). This sawmill had installed annual production capacity of approximately 130,000 cubic meters of lumber. It was equipped with drying kilns with installed annual production capacity of approximately 90,000 cubic meters. In February 2010, the Mutrún Sawmill was destroyed by the earthquake and tsunami in Chile and will not be reopened.

Argentina

Bossetti Sawmill (closed in 2010). Alto Paraná S.A. acquired this sawmill in 2004 as part of its purchase of the forestry assets of Pecom Energía S.A. in Argentina. This mill had installed annual production capacity of approximately 150,000 cubic meters of lumber. It also had drying facilities with installed annual production capacity of approximately 180,000 cubic meters. In December 2010, the Bossetti Sawmill was closed due to unfavorable market conditions.

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

Forestry Products

Our forestry products are sawlogs, pulplogs, posts and chips. As a result of our forest management policies and the increasing maturity of our plantations, our plantations are yielding increasing volumes of forestry products, particularly clear wood. As the volume of clear wood has grown, we have broadened our range of forestry products. For the year ended December 31, 2010, sales of forestry products were U.S.$150.2 million, representing 4.0% of our sales revenues for such year.

The following table sets forth, by category, forestry product sales to unaffiliated third parties for each of the years indicated.

	Year ended December 31,
	2006	2007	2008	2009	2010
	(in thousands of cubic meters)
Sawlogs	1,474	1,562	1,745	1,117	1,802
Pulplogs	239	149	457	309	612
Posts	34	4	15	19	24
Chips	178	150	96	293	501

Sustainable Development

As of December 31, 2010, we had registered four electricity co-generation power plants as projects of the Clean Development Mechanism (CDM) within the Kyoto Protocol. Three of them were registered during 2006—Trupán, Nueva Aldea (first phase) and Nueva Aldea (second phase)—and a fourth one was registered in 2009, the Valdivia biomass power plant. Each of these power plants generate electricity through forestry biomass (meaning forestry and wood industrial sub-products, including the woodpulp by-product called “black liquor”), which is a renewable resource, and replace fossil fuel energy from the electricity grid.

In connection with the CDM in 2007, we sold 482,129 Certified Emission Reductions (CERs or “carbon credits”). With this issuance, we became the first Chilean forestry company to issue CERs through the CDM of the Kyoto Protocol. The following table presents the total amount of CERs sold by Arauco for each of the years indicated.

	Year ended December 31,
	2008	2009	2010
CERs sold	255,592	333,067	0

During the second half of 2010, we began operations at the Horcones complex of a new biomass co-generation plant, which consists of a power boiler with capacity to produce 210 tons of steam per hour and a 31 Megawatt co-generating steam turbine. We expect this plant to provide 24 Megawatts of additional power to the Chilean Central Interconnected System (SIC), which distributes electrical power along the Central and Southern Regions of Chile. This biomass plant was registered as a CDM project during early 2011.

In early 2010, we began construction of the Viñales biomass power plant, which is located alongside the Viñales sawmill in the Seventh Region of Chile. The new plant will include a biomass-fueled power boiler with capacity to produce 210 tons of steam per hour and a 40 Megawatt steam turbine. We expect to complete construction and begin operations by the beginning of 2012.

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

The following are the principal Chilean ports that we use, each of which are operational as of the date of this annual report:

•

Coronel. A private port located between Concepción and the Arauco Mill, which we constructed as a member of a consortium with five other companies and in which we have an equity interest of 50%. We shipped 33.9% of our aggregate export volume through this port in 2010;

•	Lirquén. A private port in Concepción in which we have an equity interest of 20.1% and through which we shipped 35.6% of our aggregate export volume during 2010; and

•	San Vicente and Talcahuano. State-owned ports near the city of Concepción through which we shipped 30.5% of our aggregate export volume during 2010.

The ports we use in Chile are approximately 55 kilometers from the Arauco Mill, 330 kilometers from the Constitución Mill, 390 kilometers from the Licancel Mill, 100 kilometers from the Nueva Aldea Mill, and 410 kilometers from the Valdivia Mill. We do not own pulp storage warehouses in any of these ports.

We ship pulp to various ports in Europe, North and South America and Asia and, as is customary in the pulp industry, we store some stock in those ports. We use 11 foreign ports that have warehouse facilities available, and standard storage terms provide that we are entitled to a certain period of storage free of charge. We seek to ensure that it does not exceed the free storage period for each shipment. At December 31, 2010, we had 96,569 air dry metric tons of pulp in storage in warehouses at foreign ports.

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

Description of Property

Our principal properties consist of land and production plants and facilities, the majority of which are located in Chile. At December 31, 2010, we owned 1,101,963 hectares of land in Chile, over 737,939 hectares of which consist of forest plantations, and 540,384 hectares of land in Argentina, Brazil and Uruguay, of which 268,721 consist of forest plantations. In addition, at December 31, 2010, we owned various plants and facilities, including five pulp mills, three panel mills, eight sawmills and five remanufacturing facilities in Chile; one pulp mill, one sawmill, one MDF mill, one PBO mill and one remanufacturing facility in Argentina; and one MDF mill, one PBO mill and one MDF-PBO mill in Brazil. In Brazil, the Arapoti sawmill was closed on March 31, 2008. In Chile, the Lomas Coloradas sawmill, the Coronel sawmill and the Coelemu sawmill were closed in 2008. In 2009 Horcones II sawmill was temporarily closed, with operations restarting in June 2010. In February 2010, the Mutrún sawmill was destroyed as a result of the earthquake and will not be reopened. In December 2010, the Bossetti sawmill in Argentina was closed as a result of unfavorable market conditions.

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

We also carry insurance, consistent with industry practice, covering our production plants, facilities and equipment. This insurance provides coverage, in the event of fire, explosion, machinery breakdown or natural disaster, which includes earthquakes and tsunamis. The insurance covers up to an amount of U.S.$650 million per loss, which includes physical damage and business interruption of up to 12 months (or 18 months in the case of a boiler explosion in our pulp mills). The deductibles for physical damage are US$ 3 million for damages caused by earthquakes, boiler explosions and machinery breakdowns and US$ 1 million for damages arising from all other contingencies. Deductibles for business interruption are 30 days for boiler explosions, 21 days for earthquakes and 15 days for interruptions caused by all other contingencies. All of our insurance policies covering our forest holdings and production plants, facilities and equipment in Chile and Argentina are carried by the RSA group, Mapfre S.A., Chartis S.A. and Ace Group.

The forestry insurance for plantations located in Chile is carried by the RSA Group and Penta Security Compañía de Seguros SA. Our insurance policies for some plantations located in Delta del Paraná, Argentina, are carried by Federación Patronal. Our MDF and particleboard mills in Brazil are insured by Itaú XL Seguros Corporativos and Allianz Seguros S.A., and these policies cover fire, explosions, electrical damage, equipment damage and loss of profit.

CAPITAL EXPENDITURES

To utilize our increasing volume of forest production, we have added to, expanded and modernized our processing facilities. For the year ending December 31, 2011, we have planned capital expenditures of U.S.$803.4 million, which principally include U.S.$300.0 million in maintenance of our existing mills, U.S.$383 million in our new panel mill projects and capital contributions for the Montes del Plata project in Uruguay and U.S.$120.0 million in maintenance of biological assets.

On January 18, 2011 Arauco and Stora Enso agreed to carry out the construction of a state of the art pulp mill with an annual guaranteed capacity of 1.3 million tons, a port and a power producing unit based on renewable sources, all located in Punta Pereira, department of Colonia, Uruguay. The total estimated investment is U.S.$1,900 million. The project will be financed 40% by Montes del Plata’s shareholders (50% from our part, 50% from Stora Enso) and 60% by long-term debt financing.

For the year ended December 31, 2010, our aggregate capital expenditures were U.S.$595.5 million, consisting primarily of U.S.$483,2 million in internal projects and U.S.$112.3 million in acquisition of biological assets.

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

Chile

The Chilean legislation to which we are subject includes the Chilean Environmental Law (Ley Sobre Bases Generales del Medio Ambiente) and related regulations. The Chilean Environmental Law created the National Environmental Commission (Comisión Nacional del Medio Ambiente), or CONAMA, which includes under its organization the various Regional Environmental Commissions (the COREMAs). As discussed below, these institutions were replaced in 2010 by the Ministry of Environment, the Service of Environmental Evaluation and the Evaluation Commissions (Comisiones de Evaluación) and a new Superintendency of Environment.

The Ministry of the Environment is under the direct supervision of the President of Chile and it is responsible for, among other things, creating and/or proposing environmental public policies and environmental regulations. The Service of Environmental Evaluation and the Evaluation Commissions administer the Environmental Impact Evaluation System (“SEIA”) and evaluate environmental impact studies or declarations of environmental impact. Under the Chilean Environmental Law, we are required to conduct environmental impact studies or declarations of environmental impact of any future projects or activities (or their significant modifications) that may affect the environment. These and other regulations also establish procedures for private citizens to object to the plans or studies submitted by project owners.

The Evaluation Commissions and other governmental agencies may also participate in the oversight of the implementation of projects in accordance with their environmental impact studies or declarations of environmental impact. Under the Chilean Environmental Law and other regulations, affected private citizens, public agencies and local authorities can sue to enforce environmental compliance. Enforcement remedies include temporary or permanent closure of facilities and fines. The application of these environmental laws and remedies may adversely affect the manner in which we seek to implement our business strategy and our ability to realize our strategy.

On January 26, 2010, Law No. 20,417 was published in the Official Gazette. This new law replaced the former CONAMA and COREMA with a new set of public institutions: the Ministry of the Environment (aimed at developing national environmental policy), the Service of Environmental Evaluation (in charge of administering the environmental assessment system) and the Superintendency of Environment (in charge of supervising and auditing environmental compliance). While the Ministry of the Environment and the Service of Environmental Evaluation and the Evaluation Commissions have been operating since October 1, 2010, the authority to begin operations at the Superintendency of Environment is still pending the passage of certain legislation by the Chilean Congress. As a result, the supervision and auditing of Chile’s environmental laws is currently the responsibility of the Evaluation Commissions and some other public authorities. Although certain provisions of the Law N°20,417 are already in force, including minor procedural modifications to the SEIA, others are still subject to the publication of an administrative decree by the President of Chile. This decree is expected to be published and to become effective during 2011.

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

Brazil

Our Brazilian operations are subject to environmental legislation, including municipal, regional and federal governmental laws, regulations and licensing requirements. Law No. 6,938 establishes strict liability for environmental damage, mechanisms for enforcement of environmental standards and licensing requirements for activities that are damaging or potentially damaging to the environment. A violation of environmental laws and regulations may result in:

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

Our products come from established plantations only; we do not sell any products derived from our native forests. Arauco’s forestry operations adhere to our international control systems, which are all in accordance with current legislative and environmental sustainability standards. Certain of our subsidiaries have received various environmental certifications as of the date of this annual report. See Item 4. “Description of Business—Forestry Activity.”

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

Argentina

The management and exploitation of forests in Argentina is regulated by National Law 13,273, National Law 25,080, and National Law 26,432, National Decree 710, Provincial Law No. 854, Provincial Law No. 3,426 and other regulations promulgated thereunder, which collectively constitute the regulatory framework. The regulatory framework imposes a variety of restrictions on the management and exploitation of forests in Argentina. The regulatory framework regulates the replanting of land after harvesting. We believe that our Argentine operations are in material compliance with the regulatory framework.

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

Overview

We derive our sales revenue from the sale of bleached and unbleached pulp, plywood and fiberboard panels, wood products such as sawn timber and remanufactured wood products, and forestry products such as sawlogs and pulplogs. Export sales constituted 76.2% of our total sales revenue for the year ended December 31, 2009, and 69.9% of our total sales revenue for the year ended December 31, 2010. Sales of pulp constitute the single largest component of our sales revenue. As with many commodities, pulp is subject to significant cyclical price fluctuations determined by global supply and demand. Accordingly, our sales revenue is subject to cyclical fluctuations. World prices for plywood and fiberboard panels, wood products and forestry products, which are generally viewed as commodities, also fluctuate significantly.

Although prices tend to have the most significant effect on our results of operations, sales volume and product mix, production costs and exchange rate fluctuations also can have a substantial impact on our results.

Our business, results of operations and cash flows depend, to a large extent, on the level of economic activity, on government and foreign exchange policies and on political and economic developments in our principal export markets. In 2010, we exported our products to Asia, to North, Central and South America, to Europe and, to a lesser extent, to Africa and the Middle East. In 2009 and 2010 94.9% and 93.0%, respectively, of our total pulp sales were attributable to exports, and 60.5% and 52.4%, respectively, of our total panels, wood products and forestry product sales were attributable to exports. Our business, earnings and prospects may be materially and adversely affected by developments in these export markets with respect to inflation, interest rates, currency fluctuations, protectionism, government subsidies, price and wage controls, exchange control regulations, taxation, expropriation or social instability, as well as by political, economic or diplomatic developments.

At December 31, 2010, 75.4% of our property, plant, equipment and forest assets were located in Chile, 10.8% were located in Argentina and 13.8% were located in Brazil. In 2010, 73.8% of our consolidated sales revenue was derived from our operations in Chile, 14.6% of our consolidated sales revenue was derived from our operations in Argentina, and 11.6% of our consolidated sales revenue was derived from our operations in Brazil. Accordingly, our financial condition, results of operations and cash flows depend, to a significant degree, upon economic conditions in Chile, Argentina and Brazil.

Despite growth in the 1980s and 1990s, the Chilean economy has remained smaller than that of certain other Latin American countries. In 2004, GDP growth was stronger than previous years, reaching 6.1% and 5.7% in 2005. The GDP grew at a slower rate in subsequent years (4.6% in 2006, 4.6% in 2007 and 3.7% in 2008). In 2009, the Chilean GDP contracted 1.5%, mainly due to the global financial crisis. See “Risk factors—Risks relating to Chile.”

From late 1998 to 2002, the Argentine economy went through an economic recession marked by reduced levels of consumption and investment and an elevated unemployment rate. Argentine GDP decreased by 0.8% in 2000, 4.0% in 2001 and 10.9% in 2002. In December 2001, amid public demonstrations and the resignation of the Argentine president, Argentina declared a suspension on payment of its foreign debt. In early 2002, the government released the Argentine peso from its one-to-one peg to the U.S. dollar and allowed the exchange rate to float, resulting in a 49.6% devaluation of the Argentine peso from January 1, 2002 to December 31, 2002. From 2003 to 2008, economic indicators showed signs of recovery, and the Argentine GDP increased by 8.8% in 2003, 9.0% in 2004, 9.2% in 2005, 8.5% in 2006, 8.7% in 2007 and 6.8% in 2008. Due to the global financial crisis, Argentina’s GDP grew by only 0.9% in 2009. In 2010, Argentina’s GDP growth rose to 9.2%. The future economic, social and political developments in Argentina, over which we have no control, could impair our and Alto Paraná’s business, financial condition or results of operations. See “Risk factors—Risks relating to Argentina.”

Brazil’s GDP decreased by an estimated 0.2% in real terms in 2009, compared to a growth rate of 4.8% in 2008 and 5.4% in 2007. This decrease is mainly explained by the financial crisis. Brazilian GDP decreased 0.5% in 2003, mainly due to uncertainty arising from the presidential election held that year and the new economic policies to be implemented by the newly elected government of President Luis Ignacio Lula da Silva. The Brazilian real/U.S. dollar exchange rate also experienced turbulence during that period. During 2001, the Brazilian real declined in value by 18.7% against the U.S. dollar, and in 2002, it further devalued by 52.3%, closing at R$3.533 to U.S.$1.00 on December 31, 2002. Those concerns dissipated during 2003, resulting in an appreciation of the Brazilian real by 18.2% against the U.S. dollar in that year. During 2004, the Brazilian real continued to recover against the U.S. dollar, with an 8.8% appreciation. The Brazilian real appreciated 20.7% in 2007. In 2008, the real depreciated against the dollar by 32.2% and in 2009 and 2010, the real appreciated against the dollar by 34.4% and 3.9% respectively. See “Risk factors—Risks relating to Brazil.”

During the last quarter of 2008, the prices of our products decreased substantially as a result of the global financial crisis. Prices began to show a slight recovery during the second quarter of 2009. The recovery in the pulp market was confirmed during the fourth quarter of 2009 and the year 2010, during which time pulp prices grew strongly, reaching near pre-crisis levels. We expect this positive trend to continue throughout the first half of 2011, especially with respect to prices of long fiber. However, future developments in the Chilean, Argentine and Brazilian economies may impair our ability to proceed with our strategic plan or our business, financial condition or results of operations. Our financial condition, results of operations and cash flows could also be materially and adversely affected by changes in political, economic, regulatory or other policies of the Chilean, Argentine and Brazilian governments, which have exercised substantial influence over many aspects of the private sector in these countries, or other political or economic developments in Chile, Argentina and Brazil, as well as regulatory changes or administrative practices of Chilean authorities, over which we have no control.

Prices

In recent years, our sales revenue has been affected by price level volatility in the export market. The prices for each of our pulp, panels, wood and forestry products depend on the markets in which they are sold. While prices are generally similar for a given product on a global basis, regionalized market conditions affect prices in markets such as Asia, Europe and the United States.

The following table sets forth, for the periods indicated, average unit sales prices for our products.

	Year ended December 31,(1)
Product(2)	2009	2010
	(U.S.$ per metric ton)(3)
Pulp
Bleached pulp	517.4	771.6
Unbleached pulp	497.7	717.7

	(U.S.$ per cubic meter)(3)
Wood Products
Sawn timber	154.7	221.1
Remanufactured wood products	687.6	476.4

Panels
Plywood and fiberboard panels	315.9	365.7

Forestry Products
Sawlogs	41.4	54.6
Pulplogs	33.3	24.4
Posts	201.6	261.2

(1)	Calculated as average unit prices for the year based on our internally collected data.
(2)	Each category of product contains different grades and types and the shipping terms vary with the product, as well as the customer.
(3)	We generally quote our prices in U.S. dollars for export sales and in Chilean pesos, Argentine pesos or Brazilian reals for domestic sales.

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

Prices for unbleached softwood market pulp also follow cyclical patterns related to worldwide demand, stock levels and supply. Unbleached softwood market pulp represents about 3.5% of the total wood pulp market. The majority of such pulp is sold in Asia, and its price does not necessarily follow the cycle of prices for NBSK or Bleached Eucalyptus Kraft Pulp (“BEKP”).

During 2010, pulp prices for all grades increased with respect to 2009, which was mainly explained by a recovery from the global financial crisis that began during the second half of 2008. This recovery brought as a consequence lower average inventory levels and higher demand for pulp, which are key drivers for price increases.

The market price for NBSK was U.S.$730.0 per ton at December 31, 2006, which represented an increase of 21.9% as compared to December 31, 2005. The price for NBSK was U.S.$869.30 at December 31, 2007, which represented an increase of 19.1% when compared to December 31, 2006. The price for NBSK was U.S.$641.51 at December 31, 2008, a 26.2% decrease as compared to December 31, 2007. The price of U.S.$798.77 per ton recorded at December 31, 2009 represented an increase of 24.5% as compared to December 31, 2008. The market price for NBSK was U.S.$948.92 per ton at December 31, 2010, an 18.8% increase when compared to December 31, 2009.

The market price for BEKP was U.S.$671.6 per ton at December 31, 2006, which represented a 14.0% increase over the price at December 31, 2005. The price for BEKP at December 31, 2007 reached U.S.$775.20, which represented a 15.4% increase over the price at December 31, 2006. At December 31, 2008, the price for BEKP was U.S.$584.54, which represented a 24.6% decrease as compared to December 31, 2007. The price for BEKP at December 31, 2009 reached U.S.$700, which represented a 19.8% increase of over the price at December 31, 2008. The market price for BEKP was U.S.$751.85 per ton at December 31, 2010, a 24.6% increase when compared to December 31, 2009.

The market price for unbleached kraftwood pulp, or UKP, reached U.S.$586.9 per ton at December 31, 2006, which represented an increase of 27.5% over the price at December 31, 2005. The price at December 31, 2007 reached U.S.$598.5, which represented a 19.8% increase over the price at December 31, 2006. The price at December 31, 2008 dropped to U.S.$455.76, which represented a decrease of 23.8% as compared to December 31, 2007. The price at December 31, 2009 was U.S.$603.65, which represented a 32.4% increase over the price at December 31, 2008. The market price for UKP was U.S.$751.85 per ton at December 31, 2010, a 24.6% increase as compared to December 31, 2009.

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

During 2010, average sales prices in our sawn timber segment increased when compared with 2009, mainly due to higher average sales prices of green sawn timber in the Asian market and remanufactured products in United States. Regarding our panel segment, in 2010 our sales in U.S. dollars increased in 33.5%, representing an increase of 15.3% in our average sales as compared to 2009. Average sales prices of Plywood, which was the most negatively impacted product line in terms of margin erosion during 2009, increased during 2010, especially in Latin America, Europe and United States. Average sales prices of MDF, HB and MDF moldings also increased during 2010.

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

Cost of sales increased 6.8% during 2010, mainly due to higher cost of sales of our forestry operations and an increase in other raw materials and indirect costs, partially offset by lower maintenance costs.

Exchange Rate Fluctuations

The Chilean peso has been subject to devaluation in the past and could be subject to significant fluctuations in the future. During 2010, the value of the Chilean peso relative to the U.S. dollar increased 8.4% in nominal terms and 13.2% in real terms, based on the observed exchange rates on December 31, 2009 and December 31, 2010. The observed exchange rate on June 21, 2011 was Ch$472.95 to U.S.$1.00. For information regarding historical rates of exchange in Chile from January 1, 2005 see “Item 3. Key Information—Exchange Rates.”

We generally price our exports in U.S. dollars, whereas our domestic sales in Chile are priced in Chilean pesos; domestic sales in Brazil are priced in reals and domestic sales in Argentina are priced in Argentine pesos except for pulp sales, which are priced in U.S. dollars. To the extent that the Chilean peso depreciates against the U.S. dollar, our domestic sales revenues may be adversely affected when expressed in U.S. dollars. The same effects may occur for our domestic sales in Argentina and Brazil for products sold in each of the respective local currencies. The effect of exchange rate fluctuations is partially offset by the fact that certain of our operating expenses are denominated in U.S. dollars (such as our freight costs and selling expenses in the form of commissions paid to our sales agents abroad) and a significant part of our indebtedness is denominated in U.S. dollars. As of December 31, 2010, our U.S. dollar-denominated indebtedness was U.S.$2.7 billion. In addition, as the U.S. dollar appreciates against the local currency in any of our export markets, we must from time to time price our sales in that local currency to compete effectively.

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

Property, Plant and Equipment

Property, plant and equipment are stated at cost and are depreciated using the straight-line method based on the estimated useful lives of the assets. The amount of such depreciation that relates to our fixed production assets, such as pulp mills and sawmills, is allocated to finished goods held as inventories and accumulates until charged to cost of sales when the finished goods are sold. Forests and lands are not depreciated.

In estimating the useful lives we have primarily relied upon actual experience with the same or similar types of equipment and recommendations from the manufacturers. Useful lives are based on the estimated amount of years an asset will be productive and are revised periodically to recognize potential impacts caused by new technologies, changes to maintenance procedures, changes in utilization of the equipment, and changing market prices of new and used equipment of the same or similar types.

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

Biological Assets

IAS 4A requires that biological assets, such as standing trees, are shown on the balance sheet at fair value. Our forests are thus accounted for at fair value less estimated point-of sale costs at harvest, considering that the fair value of those assets can be measured reliably.

The recovery of forest plantations is based on discounted cash flow models, which means, that the fair value of biological assets is calculated using cash flows from continuing operations, the basis of sustainable forest management plans and considering the potential growth of forests. This recovery is performed on the basis of each forest stand identified and for each type of tree species.

These discounted cash flows require estimates in growth, harvest, sales prices and costs. It is therefore important that management make appropriate estimates of future levels and trends for sales and costs, as well as administers regular surveys of the forests to establish the volumes of wood available for harvesting and their current growth rates. The principal considerations used to calculate the valuation of forest plantations are presented in Note 20 to our audited consolidated financial statements.

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

Results of Operations

The following discussion is based on and should be read in conjunction with our audited consolidated financial statements, including the notes thereto, as of December 31, 2009 and 2010 included elsewhere herein. The audited consolidated financial statements included herein are prepared in U.S. dollars and in accordance with IFRS.

The following table provides a breakdown of our financial results of operations and sales volumes as of and for the year ended December 31, 2009 and 2010.

	For the year ended December 31,
	2009				2010
	Sales		%	Volume	Sales		%	Volume
	(in millions of U.S.$, except where indicated)
Revenue
Pulp
Bleached pulp(1)	U.S.$	1,400.8	45.0%	2,707	U.S.$	1,542.4	40.7%	1,999
Unbleached pulp(1)		204.0	6.6	410		247.2	6.5	344

Total		1,604.8	51.6	3,117		1,789.6	47.2	2,343

Plywood and Fiberboard panels
Plywood and Fiberboard panels		831.0	26.7	2,630		1,108.7	29.3	3,032
Other						0.3	0.0
Total		831.0	26.7	2,630		1,109.0	29.3	3,032

Wood Products
Sawn timber(2)		301.9	9.7	1,952		463.8	12.2	2,098
Remanufactured wood products(2)		191.9	6.2	279		150.4	4.0	316

Other						6.6	0.2

Total		493.8	15.9	2,231		620.8	16.4	2,414

Forestry Products
Sawlogs (net)(2)		46.3	1.5	1,117		98.3	2.6	1,802
Pulplogs(2)		10.3	0.3	309		14.9	0.4	612
Posts		3.8	0.1	19		6.2	0.2	24
Chips		16.7	0.5	293		29.3	0.8	501
Other		4.6	0.1	148		1.5	0.0	124

Total		81.7	2.6	1,886		150.2	4.0	3,062

Energy		77.9	2.5			86.0	4.3
Other		23.9	0.8			32.8	0.9

Total revenue		3,113.0	100%			3,788.4	100%

Cost of sales, exclusive of depreciation
Timber		630.2				613.5
Forestry labor costs		353.2				470.3
Maintenance costs		284.3				207.2
Chemical costs		261.4				240.9
Depreciation		190.9				187.2
Other costs of sales		432.5				579.1

	For the year ended December 31,
	2009			2010
	Sales	%	Volume	Sales	%	Volume
	(in millions of U.S.$, except where indicated)
Total cost of sales	2,152.5			2,298.2
Gross income	960.5	30.9%		1,490.2	39.3%
Other operating income	181.4			378.2
Distribution costs	(388,5)			(379.6)
Administrative expenses	(249,3)			(323.9)
Other operating expenses	(59.7)			(50.6)
Other income (loss)	64.1			(0.3)
Financial income	19.3			22.1
Financial costs	(193.9)			(213.9)
Participation in profit (loss) in affiliates and joint ventures through equity method	6.6			(7.7)
Exchange rate differences	17.6			(16.3)
Income before income taxes	358.1			898.8
Income tax	(53.5)			(198.0)

Net income	304.6			700.7

(1)	Volumes measured in thousands of metric tons.
(2)	Volumes measured in thousands of cubic meters.

Year ended December 31, 2009 compared to year ended December 31, 2010

The following discussion is based on and should be read in conjunction with our audited consolidated financial statements and the notes thereto, included elsewhere in this annual report. Our consolidated financial statements are in accordance with IFRS and presented in U.S. dollars.

Revenue

Revenue increased 21.7% from U.S.$3,113.0 million in 2009 to U.S.$3,788.4 million in 2010, primarily as a result of:

•	a 33.5% increase in revenue from plywood and fiberboard panels;

•	a 11.5% increase in revenue from pulp;

•	a 25.7% increase in revenue from wood products; and

•	a 83.8% increase in revenue from forestry products.

Pulp

Revenue from bleached and unbleached pulp increased 11.5% from U.S.$1,604.8 million in 2009 to U.S.$1,789.6 million in 2010, reflecting a 48.3% increase in average prices, partially offset by a 24.8% decrease in sales volume. Sales of bleached pulp increased 10.1% due to a 49.1% increase in average prices, partially offset by a 26.2% decrease in sales volume. Revenue from unbleached pulp increased 21.2% due to a 44.2% increase in average prices, partially offset by a 16.0% decrease in sales volume.

When comparing to 2009, the increase in revenues in 2010 was primarily driven by higher average pulp prices which reflected a recovery in global demand for pulp and paper after the global financial crisis that led to a substantial decrease in the prices of our products during the last quarter of 2008 and the first quarter of 2009.

The decrease in pulp sales volume was primarily a result of the interruption of operations at our Chilean pulp mills in March, April and May, 2010 as a result of the earthquake that hit the South-Central Region of Chile on February 27, 2010.

Plywood and fiberboard panels

Revenue from plywood and fiberboard panels increased 33.5% from U.S.$831.0 million in 2009 to U.S.$1,109.0 million in 2010. This increase in revenues was primarily due to a 15.3% increase in sales volume and a 15.8% increase in average prices.

Our sales volume increased in 2010 primarily as a result of our acquisition of Tafisa Brasil in August 2009, which added 640,000 cubic meters of annual production capacity to our panels business, partially offset by the loss in production caused by the interruption of our operations in Chile due to the February 27, 2010 earthquake.

Our average prices increased in 2010 primarily as a result of higher demand for our products during the year compared to 2009, when prices for plywood, medium-density fiberboard, particleboard and hardboard deteriorated due to a decrease in global demand for these products.

Wood products

Revenue from sawn timber and remanufactured wood products increased 25.7% from U.S.$493.8 million in 2009 to U.S.$620.8 million in 2010, primarily as a result of a 8.2% increase in sales volume and a 16.2% increase in average prices. During 2010, our offer for sawn timber products increased largely due to reconstruction efforts in Chile after the February 27, 2010 earthquake. Also, the real estate and construction markets in the United States showed signs of modest improvement during the year 2010, but still remain at their lowest levels in 50 years. Homebuilding levels in the United States improved in 2010 reaching approximately an average of 588,000 units per year, compared to an average of 554,000 units per year during 2009. All of these factors described favored demand for our sawn timber and remanufactured wood products, increasing sales volume, partially offset by the interruption of our sawmills and the permanent closure of our Mutrún mill, after the February 27, 2010 earthquake.

Forestry products

Revenue from forestry products increased 83.8% from U.S.$81.7 million in 2009 to U.S.$150.2 million in 2010. This increase was primarily the result of increased demand for our sawlogs and chips, revenues of which increased 112.5% and 75.6% respectively, in 2010.

Demand for our forestry products increased in 2010 as a result of the recovery from the global financial crisis, which triggered a significant increase in demand for pulplogs, sawlogs, chips and posts.

Other revenue

Revenue from other sources, consisting principally of sales of energy and chemicals, increased 16.7% from U.S.$101.8 million in 2009 to U.S.$118.8 million in 2010. This increase is explained by higher sales of energy of U.S.$8.1 million and an increase in sales of chemicals by U.S.$6.6 million.

Cost of sales

Cost of sales increased 6.8% from U.S.$2,152.5 million in 2009 to U.S.$2,298.2 million in 2010, primarily as a result of higher forestry production costs by 33.2%, from U.S.$353.2 million in 2009 to U.S.$470.3 million in 2010 and an increase in raw materials costs, which increased 74.3%, from U.S.$146.7 million in 2009 to U.S.$255.8 million in 2010, partially offset by lower maintenance costs which decreased 27.1%, from U.S.$284.3 in 2009 to U.S.$207.2 in 2010. As of December 31, 2010, average costs of pulp have increased when compared to December 31, 2009. BSKP or bleached softwood kraft pulp unitary costs increased by 10.5%, BHKP or bleached hardwood kraft pulp unitary costs slightly increased by 1.0% and UKP or unbleached kraft pulp unitary costs were 10.1% higher.

Gross margin

Our gross margin increased from 30.9% for 2009 to 39.3% for 2010, primarily as a result of a 21.7% increase in sales revenue mainly as a result of higher average prices of almost all our products, partially offset by a 6.8% increase in cost of sales.

Other operating income

Other operating income increased 108.5% from U.S.$181.4 million in 2009 to U.S.$378.2 million in 2010, mainly as a result of a U.S.$66.0 million increase in the fair value of our biological assets due to higher sales margin in 2010 compared to 2009 and a net gain of U.S.$107.7 million attributable to insurance claims related to the February 27, 2010 earthquake.

Distribution costs

Distribution costs for all markets decreased 2.3% from U.S.$388.5 million in 2009 to U.S.$379.6 million in 2010, primarily as a result of a 9.5% decrease in shipping and freight costs due to a 24.8% reduction in pulp sales volume.

Administrative expenses

Administrative expenses increased 29.9% from U.S.$249.3 million in 2009 to U.S.$323.9 million in 2010, primarily as a result of a U.S.$50.2 million increase in administrative expenses attributable to our consolidation of the labor costs of Tafisa Brasil, which we acquired and began to consolidate in August 2009. As a percentage of revenue, administrative expenses increased from 8.0% in 2009 to 8.6% in 2010.

Financial costs

Interest expenses increased 10.3% from U.S.$193.9 million in 2009 to U.S.$213.9 million in 2010. This increase is explained primarily by higher accrued interests of U.S.$15.0 million, of which U.S.$8.0 million came from our two bond offerings made in September 2010 and a higher negative impact of change in fair value of derivatives of U.S.$5.0 million.

Exchange rate differences

We recorded exchange rate difference gains of U.S.$17.6 million in 2009 compared to exchange rate difference losses of U.S.$16.3 million in 2010, primarily as a result of foreign exchange losses attributable to our financial debt denominated in currencies that appreciated against the U.S. dollar, partially offset by foreign exchange gains attributable to money market investments, deposits and accounts receivables denominated in such currencies which appreciated against the U.S. dollar. The exchange rate losses can be explained largely by the depreciation of the U.S. dollar against the Euro and the depreciation of the U.S. dollar against the Chilean peso, which caused a loss of U.S.$28.4 million in total liabilities, partially offset by a gain of U.S.$12.1 million in total assets.

Income tax expenses

We had tax expenses of U.S.$53.5 million in 2009 compared to tax expenses of U.S.$198.0 million in 2010. This increase was principally attributable to a higher income before taxes as a result of our 55.1% increase in gross profit in 2010 compared to 2009. Our effective tax rate increased from 14.9% in 2009 to 22.0% in 2010, mainly due to higher profits coming from our subsidiaries in Argentina and Brazil, which have higher tax rate than our local subsidiaries, and the tax effect of income received from insurance related to the earthquake of February 27, 2010.

On July 30, 2010 Law N. 20.455 for national reconstruction financing was published in the Chilean Official Gazette (Diario Oficial de Chile). One of the most important changes such law introduced was the increase in the First Category Taxes for revenues received and /or accrued during commercial years 2011 and 2012, with rates of 20% and 18.5%, respectively.

Net profit

Net consolidated profit in 2010 increased 130.0% from U.S.$304.6 million in 2009 to U.S.$700.7 million in 2010, primarily as a result of higher gross profits in almost all of our business segments due to improved market conditions, partially offset by exchange rate difference losses and higher income tax expenses.

Year ended December 31, 2008 compared to year ended December 31, 2009

Net Sales

Net sales decreased 16.2%, from U.S.$3,713.9 million in 2008 to U.S.$3,113.0 million in 2009, mainly as a result of a decreases of (i) 10.5% in pulp sales, (ii) 12.4% in panels sales, (iii) 19.6% in forestry products sales and (iv) 31.3% in wood products sales.

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

Other Profit (Loss)

In 2009, we earned other profit of U.S.$27.2 million, as compared to the other losses we incurred in 2008 of U.S.$0.4 million. This increase was primarily due to the gain that we recorded as a result of our contribution of 50% of our equity in Forestal Conosur to the Montes de Plata joint venture. This contribution resulted in a change in control of Forestal Conosur S.A., which allowed us to recognize the assets and liabilities contributed to the joint venture at fair value under the equity method rather than at book value on a consolidated basis which resulted in a gain for Arauco. See “Item 4. Description of Business—History.”

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

Cash flow from operating activities

Our net cash flow provided by operating activities was U.S.$1,137.3 million in 2010 and U.S.$751.0 million in 2009. The increase of net cash provided by operating activities in 2010 as compared to 2009 was principally due to an increase of U.S.$308.4 million in the collection of trade accounts receivable as a result of increasing sales of our products, and an increase of U.S.$292.4 million received from insurance claims mostly related to the earthquake of February 27, 2010. This result was partially offset by higher payments to suppliers for goods and services by U.S.$91.4 million and an increase of U.S.$72.3 million of payments to and on behalf of employees.

Cash flow used in investing activities

Our net cash used in investing activities was U.S.$669.4 million in 2010 and U.S.$717.3 million in 2009. This decrease was principally due to lower amounts used in business combinations by U.S.$286.5 million, partially offset by higher capital expenditures for property, plant and equipment by U.S.$240.9 million.

Cash flow from financing activities

Our net cash used in financing activities was U.S.$33.9 million in 2010 compared to U.S.$302.4 million obtained from financing activities in 2009. This decrease was mainly due to lower funds obtained by debt financing of U.S.$356.7 million, partially offset by a lower amount used to repay loan obligations by U.S.$112.4 million.

In accordance with customary practice in the pulp industry, we do not have long-term sales contracts with our customers; rather, we maintain relationships with our customers, with whom we reach agreements from time to time on specific volumes and prices.

We believe that cash flow generated by operations, cash balances, borrowings from commercial banks and debt offerings in the domestic and international capital markets will be sufficient to meet our working capital, debt service and capital expenditure requirements for the foreseeable future. See “Item 4—Information on the Company—Capital Expenditures.”

Contractual obligations

The following table sets forth certain contractual obligations as of December 31, 2010, and the period in which the contractual obligations come due.

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of U.S. dollars)
Debt obligations(1)	504,2	722,7	845,3	2.286,8	4.359,0
Forestal Río Grande debt obligations(2)	35,6	69,1	—	—	104,7
Purchase obligations(3)	31,7	—	—	—	31,7
Capital (finance) lease obligations	0,3	0,0	—	—	0,4
Operating lease obligations	—	—	—	—	—
Other contractual obligations(4)	—	—	—	—	—

Total	571,8	791,8	845,3	2.286,8	4.495,7

(1)	Includes estimated interest payments related to long-term debt obligations.
(2)

Forestal Río Grande S.A. is a special purpose entity, which we control but do not own. As a result, we include the financial information of Forestal Río Grande S.A. in our financial statements, including its long term debt obligations.

(3)

Excludes contracts entered into with independent contractors to perform operations on our behalf. Our payment obligations under such contracts are not pre-determined, but rather depend on the performance of certain variables. Accordingly, we cannot quantify our contractual obligations under such contracts.

(4)

Excludes our obligations to purchase wood, plantations and land from Forestal Río Grande S.A. because those obligations are already included in our consolidated financial statements as part of our indebtedness.

Investment activities

During 2010, our principal investment activities were as follows:

In April 2010, our subsidiary Arauco do Brasil S.A. acquired 50% of the shares of Dynea Brasil from Dynea AS for U.S.$15 million. As a result of this acquisition, we now own 100% of the shares of Dynea Brasil.

Financing activities

During 2010, our principal financing activities were as follows:

•	On June 17, 2010, we prepaid U.S.$22.8 million of U.S.$270.5 million of our 8.675% notes due 2010.

•	On August 16, 2010, we paid at maturity U.S.$247.7 million of the balance of our 8.675% notes due 2010.

•

On September 2, 2010, we issued one series of bonds for U.S.$210 million in the Chilean local market. This series of bonds with an aggregate principal amount of 5,000,000 UF was issued at 3.25% with a final maturity of 10 years.

•	On September 21, 2010, we issued bonds for U.S.$400 million in the U.S. market at 5.00% with a final maturity of 10 years.

As of December 31, 2010, our short-term bank debt was U.S.$103.2 million of which %87.9 was U.S. dollar-denominated.

As of December 31, 2010, our total long-term bank, export credit agency and multilateral lending agency debt (including the current portion of such debt) was U.S.$294.8 million of which 96.7% was U.S. dollar-denominated. As of December 31, 2010, we also had total capital markets borrowings (including the current portion of such debt) of U.S.$3,051,6 million, 77.8% of which was U.S. dollar-denominated. As of December 31, 2010, the weighted average maturity of our long-term debt was 7.0 years. The interest rate on our variable rate debt is determined principally by reference to the London inter-bank offered rate (LIBOR), and as of December 30, 2010, the average interest rate for our U.S. dollar floating rate debt over nine-month LIBOR was 0.66%. As of December 30, 2010, the average interest rate for our U.S. dollar fixed rate debt was 6.34%. These average rates do not reflect the effect of swap agreements and subsequent unwinds effective as of December 30, 2010.

The instruments and agreements governing our bank loans and local bonds set limits on our incurrence of debt and liabilities through the use of financial covenants. The principal financial covenants contained in the bank loan agreements are as follows:

•	Our debt to equity ratio must not exceed 1.2:1; and

•	Our interest coverage ratio must not be less than 2:1.

The principal financial covenant contained in the local bond agreements is:

•	Our debt to equity ratio must not exceed 1.2:1.

We were in compliance with these covenants for both bank loans and local bonds agreements as of December 31, 2010.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any material off-balance sheet arrangements.

TREASURY MANAGEMENT

We manage the treasury activities of all of our Chilean subsidiaries on a centralized basis. Our Chilean subsidiaries borrow from or lend money to us in accordance with their daily cash requirements or surplus, maintaining their cash balance close to zero. Our policy is not to allow our Chilean subsidiaries to invest in financial instruments and other transactions. We make decisions regarding short-term loans, short-term investments, currency transactions and other transactions on a consolidated basis. Treasury activities are governed by our cash and deposits policy, which is approved by the board of directors. The main principles of our cash and deposits policy are as follows:

•	investments must be in fixed income instruments;

•	we do not invest in stocks;

•	investments must be in instruments from the Central Bank of Chile or from internationally recognized financial institutions; and

•	transactions must be carried out only with banks or bank subsidiaries.

Our Argentine and Brazilian subsidiaries manage their treasury activities independently from us. Their activities are governed by cash and deposit policies that are approved by their chief executive officers. These policies are based on the same principles underlying our cash and deposits policy.

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

We have two offsetting interest rate swap agreements outstanding, each in a notional amount of U.S.$130 million, with respect to the interest rate on our 7.75% Notes due 2011. These interest rate swaps settle semiannually and terminate in 2011. The net effect of our interest rate swap agreements is that we pay fixed interest at a rate of 5.506% and receive fixed interest at a rate of 7.75%. See Note 23 to our audited consolidated financial statements.

The Bío Bío Investment Fund, with which we entered into certain agreements pursuant to which we became the administrator and exclusive buyer of the forestry assets acquired from Forestal Bío Bío S.A., entered into one interest rate swap agreement, in an initial notional amount of U.S.$240 million with amortizations during the life of the swap in the same amount and dates of the amortizations of the credit agreement the Bío Bío Investment Fund obtained on October 6, 2006, with interest rate settled quarterly and with a final maturity in October 2013. The net effect of this interest rate swap agreement is that the Bío Bío Investment Fund pays fixed interest rate at a rate of 5.256% and receives a floating rate at 3 months LIBOR. In January 2007, the Bío Bío Investment Fund transferred all of its assets and financial debt to Forestal Río Grande S.A.

We have outstanding the following cross currency swap agreements to hedge our local bonds issued in UF:

•

A cross currency swap agreement with Banco de Chile for UF 1,000,000. Under this agreement, we receive semi-annual interest based on the notional amount of UF 1,000,000 at a rate of 2.25% and pays semi-annual interest based on the notional amount of U.S.$35,700,986.39, which is equivalent to UF 1,000,000 at the currency exchange rate at the date of the agreement, at a rate of 4.99%. This swap matures in March 2014.

•

A cross currency swap agreement with JPMorgan Chase Bank for UF 1,000,000. Under this agreement, we receive semi-annual interest based on the notional amount of UF 1,000,000 at a rate of 2.25% and it pays semi-annual interest based on the notional amount of U.S.$35,281,193.28, which is the equivalent to UF 1,000,000 at the currency exchange rate at the date of the agreement, at a rate of 4.94%. This swap agreement matures in March 2014.

•

A cross currency swap agreement with Barclays Bank PLC for UF 1,000,000. Under this agreement, we receive semi-annual interest based on the notional amount of UF 1,000,000 at a rate of 4.25% and it pays semi-annual interest based on the notional amount of U.S.$38.38 million, which is equivalent to UF 1,000,000 at the currency exchange rate at the date of the agreement, at a rate of 5.86%. This swap agreement matures in October 2014.

•

A cross currency swap agreement with Banco de Chile for UF 1,000,000. Under this agreement, we receive semi-annual interest based on the notional amount of UF 1,000,000 at a rate of 4.25% and it pays semi-annual interest based on the notional amount of U.S.$37.98 million, which is equivalent to UF 1,000,000 at the currency exchange rate at the date of the agreement, at a rate of 5.79%. This swap agreement matures in April 2014.

•

A cross currency swap agreement with Deutsche Bank for UF 1,000,000. Under this agreement, we receive semi-annual interest based on the notional amount of UF 1,000,000 at a rate of 4.25% and it pays semi-annual interest based on the notional amount of U.S.$37.98 million, which is equivalent to UF 1,000,000 at the currency exchange rate at the date of the agreement, at a rate of 5.8%. This swap agreement matures in October 2014.

•

A cross currency swap agreement with Deutsche Bank for UF 1,000,000. Under this agreement, we receive semi-annual interest based on the notional amount of UF 1,000,000 at a rate of 4.25% and it pays semi-annual interest based on the notional amount of U.S.$37.62 million, which is equivalent to UF 1,000,000 at the currency exchange rate at the date of the agreement, at a rate of 5.79%. This swap agreement matures in October 2014.

•

A cross currency swap agreement with Barclays Bank PLC for UF 1,000,000. Under this agreement, we receive semi-annual interest based on the notional amount of UF 1,000,000 at a rate of 4.25% and it pays semi-annual interest based on the notional amount of U.S.$38.42 million, which is equivalent to UF 1,000,000 at the currency exchange rate at the date of the agreement, at a rate of 5.62%. This swap agreement matures in October 2014.

•

A cross currency swap agreement with Corpbanca for UF 1,000,000. Under this agreement, we receive semi-annual interest based on the notional amount of UF 1,000,000 at a rate of 3.25% and it pays semiannual interest based on the notional amount of U.S.$42.86 million, which is equivalent to UF 1,000,000 at the currency exchange rate at the date of the agreement, at a rate of 5.20%. This swap agreement matures in September 1, 2020.

•

A cross currency swap agreement with BBVA for UF 1,000,000. Under this agreement, we receive semi-annual interest based on the notional amount of UF 1,000,000 at a rate of 3.25% and it pays semiannual interest based on the notional amount of U.S.$42.86 million, which is equivalent to UF 1,000,000 at the currency exchange rate at the date of the agreement, at a rate of 5.20%. This swap agreement matures in September 1, 2020.

•

A cross currency swap agreement with Deutsche Bank for UF 1,000,000. Under this agreement, we receive semi-annual interest based on the notional amount of UF 1,000,000 at a rate of 3.25% and it pays semi-annual interest based on the notional amount of U.S.$42.86 million, which is equivalent to UF 1,000,000 at the currency exchange rate at the date of the agreement, at a rate of 5.25%. This swap agreement matures in September 1, 2020.

•

A cross currency swap agreement with Banco Santander for UF 1,000,000. Under this agreement, we receive semi-annual interest based on the notional amount of UF 1,000,000 at a rate of 3.25% and it pays semi-annual interest based on the notional amount of U.S.$42.87 million, which is equivalent to UF 1,000,000 at the currency exchange rate at the date of the agreement, at a rate of 5.17%. This swap agreement matures in September 1, 2020.

•

A cross currency swap agreement with BBVA for UF 1,000,000. Under this agreement, we receive semi-annual interest based on the notional amount of UF 1,000,000 at a rate of 3.25% and it pays semi-annual interest based on the notional amount of U.S.$42.87 million, which is equivalent to UF 1,000,000 at the currency exchange rate at the date of the agreement, at a rate of 5.09%. This swap agreement matures in September 1, 2020.

These cross currency swap agreements allow us to address uncertainties regarding exchange rates. Through these agreements, we receive cash flows in UF, which allow us to comply with the terms of the bonds and pay fixed amounts in dollars, the currency in which a significant amount of our assets are denominated.

On June 4, 2010, we entered a six month Then-on-the-Run Treasury Hedge with J.P. Morgan Securities Inc. Under this agreement, we locked the 10-year U.S. Treasury bond at a 3.4925% rate based on a notional amount of U.S.$300.0 million. This hedge agreement matured on December 6, 2010.

We have also analyzed our exposure to risks associated with fluctuations in prices of commodities, including pulp, but have, thus far, not entered into any material hedging transactions with respect to such risks.

RESEARCH AND DEVELOPMENT

We spent U.S.$6.1 million for the year ended December 31, 2010 on research and development. We conduct our principal research and development programs through our subsidiary Investigaciones Forestales Bioforest S.A., which concentrates its efforts on applying and implementing advanced technologies to the specific characteristics of our forests and mills.

We are continuously researching and attempting to develop different strains of long-fiber pine trees to improve their quality and to shorten their average harvest cycle. Additionally, we maintain close relations with certain international research institutes, equipment suppliers and the scientific and engineering community involved with our industry.

TREND INFORMATION

On February 27, 2010, an earthquake measured at a magnitude of 8.8 on the Richter scale occurred in the South-Central Region of Chile and was followed by a tsunami that affected parts of the Chilean coastline. The affected area is a location where we maintain a substantial portion of our Chilean industrial operations. Immediately after the earthquake, all of our production units applied their contingency plans, which involved shutting down operations and evaluating the damage caused to each facility by the earthquake. As a result of the earthquake and the subsequent tsunami, our Mutrún sawmill was destroyed. Our other operations that were adversely affected by the earthquake and tsunami reopened gradually, the last of which being line two of the Arauco Pulp Mill (Arauco II), which reopened on February 2, 2011. As of today, all of our operations have reopened and are currently operating at full operational capacity, except for the Mutrún sawmill, which was destroyed and will not be reopened. The Mutrún sawmill represented 6% of our sawn timber production capacity in Chile.

Pulp sales reached U.S. $533.3 million during the fourth quarter of 2010, a 13.6% increase compared to the same quarter of the previous year. This increase is mainly explained by higher average prices of 23.6%, partially offset by lower sales volume of 9.2%. The lower sales volume is largely explained by the interruption of operations at our pulp mills mainly in the first half of 2010 as a result of the earthquake that hit the central and southern regions of Chile on February 27, 2010.

The global financial crisis that affected the world paper market, especially in Europe and North America, led to a substantial decrease in the prices of our products during the last quarter of 2008. Prices began to show a slight recovery during the second quarter of 2009, and then continued increasing for the rest of the year, almost reaching pre-crisis levels in the last quarter of 2009. The recovery in the pulp market was confirmed during the fourth quarter of 2009 and the year 2010, during which time pulp prices have grown strongly, reaching near pre-crisis levels. We expect this positive price trend to continue throughout the first half of 2011, especially in long fiber, although at a slower pace than that of the year 2010. In February 2011, we began to see strong rises in prices of long fiber while short fiber prices continued stable, causing a spread between the prices of long and short fibers of U.S.$100 or more.

Inventory levels decreased slightly at the end of the fourth quarter of 2010, as compared to 2009 levels. World stock levels were 28 days for long fiber and 43 days for short fiber as of February 2011, which were higher than the world stock levels measured as of February 2010, which were 25 and 34 days, respectively.

Notwithstanding the strong recovery in the overall quantity of our shipments to Europe during 2010, the European paper market is still facing challenging circumstances. Local producers have not been able to transfer the higher global pulp prices to paper products, consequently suffering decreases in margin due to the higher costs of raw material. Also, the sovereign debt crisis in Greece that occurred in the first months of 2010 has impacted the value of the euro against the US dollar, which increased European pulp-buyer prices in euro terms. The status of the overall European economy is uncertain in the short term, and the pulp market may be negatively impacted if the crisis spreads to other European countries, as there is a close relationship between the health of the economy of a region and its pulp and paper demand.

During the last quarter of 2010, the market in general was very strong in Asia, particularly in China, showing an upward trend in long fiber prices and price stability for short fiber. During the early months of 2011, Asian countries, including China in particular, continued to have strong demand for pulp, leading to pulp price increases throughout the region. Although paper prices remain under pressure and shipments to China are higher than consumption, paper production is still very strong for local consumption and exports.

Our sawn timber and panels business is strongly related to the real estate and construction industries. The real estate and construction markets in the United States are still at their lowest in 50 years. During the early months of 2011, homebuilding levels decreased to approximately 480,000 units per year, as compared to an average of 585,000 units during 2010. During 2010 and the early months of 2011, home sales in the Chilean market were higher than in 2009, which increase was largely the result of the reconstruction efforts in the central and southern regions of Chile following the earthquake of February 27, 2010.

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

We do not have an audit committee or compensation committee.

Our current directors are listed below.

Name	Years as Director	Position	Age
José Tomás Guzmán	25	Chairman	81
Roberto Angelini	25	First Vice-Chairman	62
Manuel Bezanilla	25	Second Vice-Chairman	66
Jorge Andueza	17	Director	62
José Rafael Campino	1	Director	58
Carlos Croxatto	25	Director	96
Alberto Etchegaray	17	Director	65
Eduardo Navarro	3	Director	45
Timothy C. Purcell	6	Director	51

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

Roberto Angelini became a Director on April 30, 1986 and became First Vice-Chairman of the board of directors on May 4, 2007. He served as Vice-Chairman of the board of directors from April 18, 1991 to January 4, 2005, when he voluntarily resigned, and as Second Vice-Chairman of the board of directors from January 27, 2005 to May 4, 2007. He serves as Chairman of the board of directors of Empresas Copec, COPEC, AntarChile, Corpesca S.A., Pesquera Iquique-Guanaye S.A., Astilleros Arica S.A. and Servicios Corporativos Sercor S.A. He also serves as a member of the boards of directors of Forestal Arauco, Industrias Forestales S.A., Empresa Pesquera Eperva S.A., Orizon S.A., Compañía de Seguros de Vida Cruz del Sur S.A., Inversiones Siemel S.A. and Sigma S.A. Mr. Angelini holds a degree in civil engineering from the Catholic University of Chile.

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

Jorge Andueza became a Director on April 11, 1994. He is also the Chief Executive Officer of AntarChile and serves as a member of the boards of directors of COPEC, Empresas Copec, Empresa Pesquera Eperva S.A., Corpesca S.A., Compañía de Seguros de Vida Cruz del Sur S.A., Inversiones Siemel S.A., Astilleros Arica S.A., Pesquera Iquique-Guanaye S.A., Orizon S.A., Organización Terpel S.A., Servicios Corporativos Sercor S.A. and Sigma S.A. Mr. Andueza holds a degree in electronic civil engineering from Federico Santa María Technical University.

José Rafael Campino became a Director on March 23, 2010. He is currently Chairman of the board of directors and Chief Executive Officer of Forestal del Sur S.A., a member of the boards of directors of Forestal Los Lagos S.A. and Forestales Regionales S.A., Managing Partner of Forestal Atlántico Sur S.A.R.L. in Montevideo, Uruguay and former President of the Corporación Chilena de la Madera (Chilean Forestry Association). Mr. Campino holds a degree in civil engineering from the Catholic University of Chile and Master of Science degree in management from Stanford University.

Carlos Croxatto became a Director on April 30, 1986. He also serves as a member of the boards of directors of Forestal Arauco and Industrias Forestales S.A. Mr. Croxatto holds a degree in civil engineering from the University of Chile.

Alberto Etchegaray became a Director on April 11, 1994 and served as Chairman of the board of directors from January 4, 2005 to May 4, 2007, when he voluntarily resigned. He is also a partner of Domet Ltda., the Chairman of the board of directors of Invesco Internacional S.A., Salfacorp S.A., Red Salud S.A and Habitaria S.A.. He served as the Chilean Minister of Housing for four years. Mr. Etchegaray holds a degree in civil engineering from the Catholic University of Chile.

Eduardo Navarro became a Director on September 25, 2007. He is also the Chief Executive Officer of Empresas Copec S.A., the Chief Executive Officer of Pesquera Iquique-Guanaye S.A., and serves as a member of the boards of directors of COPEC, Abastecedora de Combustibles S.A., Sociedad Nacional de Oleoductos S.A., Empresa Eléctrica Guacolda S.A., Corpesca S.A., Orizon S.A., Compañía Minera Can-Can S.A., Metrogas S.A. and Colbún S.A. Mr. Navarro holds degrees in commercial engineering and economics, and a master’s degree in economics, all from the Catholic University of Chile.

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

Name	Years with Arauco	Position	Age
Matías Domeyko(1)	22	President and Chief Executive Officer	49
Gianfranco Truffello	16	Chief Financial Officer	43
Robinson Tajmuch	20	Comptroller Director	54
Franco Bozzalla	21	Wood Pulp Area Managing Director	48
Jorge Garnham(2)	34	Corporate Management Director	57
Cristián Infante(2)	15	Corporate Management & Development Director	44
Charles Kimber	25	Corporate Affairs & Marketing Director	49
Antonio Luque	19	Sawn Timber Area Managing Director	54
Alvaro Saavedra	19	Forestry Area Managing Director	55
Gonzalo Zegers	3	Panels Area Managing Director	50
Felipe Guzman	2	General Counsel	41

(1)	Matías Domeyko worked at Arauco from 1987 to 1994. He rejoined Arauco in 1997.
(2)	As of March 31, 2010, Jorge Garnham voluntarily resigned as Corporate Management Director and was replaced by Cristián Infante.

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

Jorge Garnham was the Corporate Management Director of Arauco until March 31, 2011 when he voluntary resigned and was replaced by Cristián Infante. He joined Arauco in 1978. He was formerly the Managing Director of Alto Paraná S.A., Chief Accounting Officer, Manager of Forestry Sales of Arauco and Woodpulp Area Managing Director. Mr. Garnham holds a degree in civil engineering from the Catholic University of Chile.

Cristián Infante is currently the Corporate Management & Development Director of Arauco since April 1, 2011. Previously, he was the Atlantic Region Managing Director. He joined Arauco in 1996 as a woodpulp sales representative, where he worked for two years. In 1998, Mr. Infante was appointed sales manager for industrial lumber and remanufactured products of Forestal Arauco, where he worked until 1999, at which time he moved to Centromaderas S.A., where he worked for two years. Mr. Infante holds a degree in civil engineering from the Catholic University of Chile.

Charles Kimber is the Corporate Affairs & Marketing Director of Arauco. Mr. Kimber also supervises the Environmental Area, Andrés Camaño. He graduated from the Catholic University of Chile with a degree in Commercial Engineering and joined Arauco in 1986, where he has held several positions in sales. He was previously Managing Director of Arauco Wood Products Inc.

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

Felipe Guzmán is the General Counsel of Arauco. He joined Arauco in December 2008. Before joining the Company, he worked at the law firm Portaluppi, Guzmán & Bezanilla (1996-2008), and he spent a year as an International Associate at Simpson, Thacher & Bartlett in New York (2000-2001). Mr. Guzmán holds a law degree from Finis Terrae University, and a Master of Law from Duke University.

Compensation

For 2010, the aggregate compensation of all our directors and executive officers and senior managers paid or accrued in that year for services in all capacities, including salaries and compensation for their service to those executive officers who serve as directors, was U.S.$47.7 million. We do not maintain any pension or retirement programs or incentive compensation plans for our directors or executive officers. We also do not maintain any plans providing for benefits upon termination of employment. The following table sets out the compensation of our directors for their services as directors in the years provided.

	2009		2010
Roberto Angelini	U.S.$	184,113	186,031
José Tomás Guzmán		211,335	215,223
Carlos Croxatto		231,062	236,860
Manuel Bezanilla		128,503	141,030
Jorge Andueza		54,453	60,019
Jorge Bunster		54,453	14,651
José Rafael Campino		—	45,368
Alberto Etchegaray		54,453	60,019
Eduardo Navarro		54,453	60,018
Juan Cambiaso		48,000	36,000
Antonio Luque		28,754	30,952
Matías Domeyko		131,190	126,960
René Katz		11,414	12,462
Manfred Mayer		11,414	12,462
Jorge Garnham		22,754	24,952
Eduardo Zañartu		11,340	60,018
Alvaro Saavedra		28,754	30,952
Franco Bozzalla		22,754	24,952
Cristián Infante		13,997	18,462
Gonzalo Zegers		17,340	18,489
Robinson Tajmuch		22,754	24,952
Charles Kimber		22,754	24,951
Timothy C. Purcell		54,453	60,018

Total compensation	U.S.$	1,420,497	1,478,273

Employees

The following table provides a breakdown of our employees by main category of activity as of the end of each year in the three-year period ended December 31, 2009.

	As of December 31,
	2008	2009	2010
Pulp mill employees	2,288	2,286	2,347
Other industrial employees	3,445	3,398	3,912
Forestry employees	1,185	1,347	1,823
Administrative employees	897	873	952

Total	7,815	7,904	9,034

As of December 31, 2010, we had contracts with 1,096 contractors, who employed 26,670 employees. Contractors that are not affiliated with us or with each other operate our eight sawmills and five remanufacturing facilities in Chile. The 12 independent contractors that operate our Chilean sawmills had 2,822 employees at December 31, 2010. The independent contractors that operate our Chilean remanufacturing facilities had 1,991 employees at December 31, 2010 and the independent contractor that operates the laminating beams line employed 99 employees at December 31, 2010.

Under Chilean labor legislation, we are secondarily liable for the payment of labor and the social security obligations owed to employees of our contractors. In the event that we do not exercise the rights granted to us by the labor laws regarding the supervision of our contractors in their compliance of their labor and social security obligations, then our responsibility is elevated from secondary to joint and several, thus enabling an employee of a contractor to bring a claim relating to these obligations against both the contractor and to us, as the party hiring such contractor, although the contractor would remain primarily liable for such obligations. Furthermore, we are also responsible for some of the health and safety conditions of the contractors’ workers, and we are obligated to supervise the compliance by our contractors with all obligations related to such conditions while such workers are performing activities for us within our corporate purpose.

21.7% of our employees in Chile, 50.1% of our employees in Argentina and 14.7% of our employees in Brazil were unionized at December 31, 2010. We negotiate collective bargaining agreements of two or three years’ duration with unionized employees.

We have stable employee relations in Chile, Argentina and Brazil. Our Chilean operations have not experienced any work stoppages in the last five years other than (i) a ten-day work stoppage in November 2009 at our Constitución and Valdivia pulp mills, our Trupán-Cholguán panel mill, and our Nueva Aldea and Horcones complexes, (ii) a three-day work stoppage in September 2009 at our Constitución and Valdivia pulp mills, our Trupán-Cholguán panel mill, and our Nueva Aldea and Horcones complexes; and (iii) a six-day work stoppage in May 2007 at our Horcones complex (which includes the Arauco pulp mill, a panel plant and two sawmills), each of which was caused by the employees of our third party forestry contractors at each of the respective facilities.

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

SHARE OWNERSHIP

Our former director, Anacleto Angelini, who passed away on August 28, 2007, owned 20.8% of the partnership rights in Inversiones Angelini y Compañía Limitada, or Inversiones Angelini, which is the principal shareholder of AntarChile. He directly owned 0.9% of AntarChile. Through his direct and indirect interests in Inversiones Angelini, AntarChile and Empresas Copec, Anacleto Angelini beneficially owned 8.3% of our shares. Mr. Angelini’s estate was divided among his heirs through a public deed in January 2010, and as a result Mr. Angelini’s ownership of partnership rights in Inversiones Angelini was distributed among his widow, Mrs. María Noseda Zambra, who received 15.3%, his nephew Mr. Roberto Angelini, who received 3.1%, and his niece Mrs. Patricia Angelini Rossi, who received 2.3%.

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

MAJOR SHAREHOLDERS

Our only outstanding voting securities are shares of common stock of a single series, without nominal (par) value. The following table sets forth certain information concerning ownership of our common stock, as of June 21, 2011, with respect to each shareholder known by us to own more than 5% of the outstanding shares of our common stock and all of our directors and executive officers, as a group.

	Number of Shares Owned	Percentage Ownership
Empresas Copec	113,127,605	99.98
Directors and executive officers of the Company, as a group	—	—

Through its ownership of our Common Stock, Empresas Copec currently has voting control over us.

Empresas Copec is a Chilean public company listed on the Santiago Stock Exchange, the Valparaíso Stock Exchange and the Chilean Electronic Stock Exchange. It is a holding company, the principal interests of which are in Arauco, gasoline distribution, electricity, gas distribution and fishing. Before October 1, 2003, Empresas Copec’s legal name was Compañía de Petróleos de Chile S.A. As of that date, Compañía de Petróleos de Chile S.A. transferred all its gasoline- and fuel-related business assets to a new subsidiary, Compañía de Petróleos de Chile COPEC S.A., which we call COPEC, and changed its legal name to Empresas Copec S.A. In May 2005, AntarChile purchased 3.1 million shares of COPEC, increasing its ownership to 60.4% of Empresas Copec. At December 31, 2010, AntarChile owned 60.8% of Empresas Copec.

Through its ownership in Empresas Copec, AntarChile beneficially owned 60.8% of our shares at December 31, 2010. As of June 21, 2011, AntarChile beneficially owns 60.8% of our shares.

Inversiones Angelini y Compañía Limitada (“Inversiones Angelini”) in turn owns 63.4% of AntarChile’s shares, and certain other related investors own an additional 13.3% of AntarChile. Inversiones Angelini and such other investors are defined herein as the “Angelini Group.”

The principal equity owners of interest in Inversiones Angelini are Mrs. María Noseda Zambra with 31.2%, Mr. Roberto Angelini Rossi with 15.3%, and Mrs. Patricia Angelini Rossi with 14.5%.

As of December 31, 2010, the Angelini Group controls Arauco through the ownership structure described above.

RELATED PARTY TRANSACTIONS

We engage in a variety of transactions in the ordinary course of business with related parties. Related parties include, among others, directors, officers and affiliates of the Company. The new Title XVI, or “Title XVI”, of the Chilean Companies Act, which was included by Law Nº 20,382 published in the Official Gazette on October 20, 2009, amended among others, articles 44 and 89 of the Chilean Companies Act, establishing the applicable norms for transactions with related parties by and among public corporations and their subsidiaries. Title XVI requires that our transactions with related parties contribute to the company’s interest and be on a market basis or on terms similar to those prevailing in the market. In addition, Title XVI provides that related party transactions must be approved by an informed majority of the disinterested members of the board of directors. If a majority of the disinterested directors abstains from voting on a particular transaction, the transaction must be approved by a unanimous vote of the non-abstaining disinterested directors or by a two-thirds of the shares with voting rights. Resolutions approving any such transactions must be reported to our shareholders at the next annual shareholders’ meeting.

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

See “Item 17—Financial Statements.”

EXPORT SALES

Export sales constituted 76.2% of our sales revenue for the year ended December 31, 2010. Our total export sales revenue for 2010 was U.S.$2,647 million. Our principal overseas markets are Asia, North America and Western Europe. See “Item 4. Information on the Company—Description of Business—Domestic and Export Sales.”

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

Since the end of 2004, we have been subject to various criminal proceedings relating to alleged violations of several environmental laws in Chile, each of which has been either terminated or abandoned by the prosecutor (decisión de no perseverar) as of the date of this annual report. For instance, on October 18, 2010, in a public hearing held before the San José de la Mariquina’s Criminal Court, the prosecutor in charge of the investigation announced its decision to terminate the investigation due to a lack of information or evidence that could support any theory of criminal liability. Such decision has not been challenged.

While Chilean law in general provides that only individuals can be convicted in criminal actions, Chilean Law Nº 20,393, which was published in the Official Gazette on December 2, 2009, provides an exception to this general rule, under which criminal responsibility of legal entities can be established for criminal offenses related to the financing of terrorism, asset laundering or bribery. We do not have knowledge of any fact that could result in such criminal responsibility for the Company.

Valdivia Mill

Our operations at the Valdivia Mill have been subject to continued environmental scrutiny by Chilean environmental regulators and the Chilean public since the mill began its operations in 2004. A variety of concerns and claims have been raised regarding the mill’s potential environmental impacts in the area.

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

In June 2007, we submitted to the COREMA of the Tenth Region of Chile an environmental impact study for the implementation of substantial technological improvements on the quality of the effluents generated by the Valdivia Mill. On June 30, 2008, the COREMA approved that environmental impact study. However, the approval was subject to certain conditions that, in the opinion of Arauco, affected the feasibility of the project. For such reason, Arauco filed an appeal (recurso de reclamación) before the Directive Council (Consejo Directivo) of the Environmental National Commission (Comisión Nacional del Medio Ambiente), or CONAMA, challenging the conditions. Such appeal (recurso de reclamación) was partially accepted by the CONAMA. However, some of the conditions that affect the feasibility of the project were maintained. As a consequence, on September 17, 2009, we presented another appeal (recurso de reclamación) before the ordinary courts of justice, which appeal has not been resolved as of the date of this annual report.

On February 19, 2009, we submitted to the COREMA of the Fourteenth Region of Chile an environmental impact study for the construction of a pipeline to discharge the Valdivia Mill’s wastewater in the Pacific Ocean near Punta Maiquillahue, that is, in a body of water other than the Cruces River, the Carlos Anwandter Nature Sanctuary or their sources. The pipeline would transport the wastewaters of the Valdivia mill through an extension of 37 kilometers from the Valdivia mill to Punta Maiquillahue and would finally discharge the wastewater two kilometers inside the Pacific Ocean. Such environmental impact study was approved with certain conditions by the COREMA by resolution dated February 24, 2010. We have challenged some of these conditions before the Directive Council (Consejo Directivo) of the CONAMA. As of the date of this annual report, the Directive Council of the CONAMA has not resolved the action presented by us. As stated in the environmental impact study, the construction of this pipeline will commence once (i) the COREMA approves the environmental impact study in its final form, and (ii) all necessary permits for the construction of the pipeline have been issued by the competent authorities. In the environmental impact study, we estimated that the construction of the pipeline will take 24 months. Once the construction of the pipeline has been completed, we will conduct a 6-month trial phase of the pipeline and will then begin normal operations.

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

Nueva Aldea

In January 2001, we obtained environmental approval for the Nueva Aldea Project that included the construction of a pulp mill with an annual production capacity of 550,000 metric tons. After obtaining approval, we determined that we could increase the annual production capacity of the mill to 856,000 tons without an additional environmental impact study. However, the COREMA for the Eighth Region of Chile determined that it was necessary to formally review the difference in capacity before we proceeded with construction, and in August 2004, we submitted a new environmental impact study that considered the higher capacity. In September 2004, while this new study was under consideration, we began construction of the pulp mill according to the parameters approved in 2001. The COREMA for the Eighth Region of Chile disagreed with our decision and, on January 12, 2005, initiated an administrative proceeding and ordered suspension of construction of the mill until the new environmental impact study was approved.

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

Licancel Mill

In June 2007, our operations at the Licancel Mill, a pulp mill located in the Seventh Region of Chile, became subject to environmental scrutiny by Chilean environmental regulators and the public. On June 5, 2007, in connection with the death of fish in the Mataquito River, approximately 15 kilometers downstream of the mill, we suspended our operations in the Licancel Mill as a preventive measure. In addition, Chilean authorities, including the health authorities and the Superintendencia de Servicios Sanitarios (Sanitary Services Superintendency), required that we suspend activities at the Licancel Mill and that we suspend any further discharges into the river. On June 18, 2007, as a result of a pipe leakage in the effluent treatment system currently in place at the Licancel Mill, an estimated 50 cubic meters of effluents reached the Mataquito River. On that same date, we decided to close the mill indefinitely and informed the Sanitary Services Superintendency of the incident. On October 3, 2007, we requested to the health authority (Autoridad Sanitaria) of the Seventh Region of Chile that it remove the suspension of activities at the Licancel Mill. On October 22, 2007, the health authority of the Seventh Region of Chile removed the suspension and imposed certain conditions relating to our activities in the mill consisting primarily of the implementation of certain emergency detection and control programs and systems, with which we have complied. Furthermore, on November 12, 2007 the Sanitary Services Superintendency removed the suspension regarding the release of discharges by the Licancel Mill. The mill resumed operations during January 2008, using the new effluent treatment system in which we invested U.S.$8 million during 2007.

On September 7, 2007, the National Defense Council instituted a civil lawsuit seeking reparations, damages and indemnification from us for environmental harm allegedly caused by the Licancel Mill. The National Defense Council agreed to terminate this lawsuit pursuant to an agreement with Arauco dated January 29, 2010. However, the resolution that approved the agreement and declared the lawsuit terminated was challenged by certain third parties, which challenge was rejected by the court. Several other proceedings have been commenced as a result of the event at the Licancel Mill, including one proceeding arising from the death of fish at the Mataquito River.

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

On November 27, 2007, our board of directors approved a provisory dividend for U.S.$0.95 per share, which was distributed on December 12, 2007 and charged to net income. On April 22, 2008, our shareholders approved a final dividend for 2007, which was distributed on May 7, 2008. On November 25, 2008, our board of directors approved a provisory dividend for U.D.$0.89 per share, which was distributed on December 10, 2008 and charged to net income. On April 23, 2009, our shareholders approved a final dividend for 2008, which was distributed on May 7, 2009. In the aggregate, dividends distributed equaled 40% of our consolidated net income for 2008, on a Chilean GAAP basis. On November 24, 2009, our board of directors approved an interim dividend of U.S.$0.2294 per share, which was distributed on December 11, 2009 and charged to net income. On April 27, 2010, our shareholders approved a final dividend of U.S.$0.5016 per share for 2009, which was distributed on May 11, 2010. In the aggregate, dividends distributed equaled 40% of our consolidated net income for 2009 as determined on an IFRS basis. On November 23, 2010, our board of directors approved an interim dividend of U.S.$0.7557 per share, which was distributed on December 15, 2010 and charged to net income. On April 26, 2011 our shareholders approved a final dividend of U.S.$1.6152 per share for 2010, which was distributed on May 11, 2011. Dividends distributed equaled 40% of our consolidated net income for 2010 as determined on an IFRS basis.

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

Organization and Registration

We are a corporation (sociedad anónima) organized in Chile under the laws of Chile, subject to certain rules applicable to Chilean public corporations (sociedades anónima abiertas) and registered on August 18, 1971, by resolution 300-S of the Chilean Securities Commission and recorded in the Santiago Commercial Register of 1971 on page 6433 under entry number 2994 and on page 6431 under entry number 2993. Notice was published in the Official Gazette on September 4, 1971.

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

Voting Rights

Each share of our stock entitles the holder to one vote at any meeting of shareholders. Resolutions may be taken upon a vote of an absolute majority of the voting shares present or represented. Any resolution relating to amendments to our by-laws must be approved by an absolute majority of the voting shares issued. Resolutions with regard to the following matters, among others, require the affirmative vote of two-thirds of the voting shares issued:

•	transformation, including division or merger with another company;

•	advanced dissolution;

•	change of corporate domicile;

•	reduction in our equity capital;

•	approval and appraisal of non-cash capital contributions;

•	reduction in the number of members of the board of directors;

•

the disposal of 50% or more of our assets, whether or not such disposal also includes any of our liabilities; the disposal of 50% or more of the assets of one our subsidiaries, provided that such subsidiary represents at least 20% of our assets; and any disposal of shares by the company that causes us to lose control of a subsidiary that represents at least 20% of our assets; and

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

•

the disposal of 50% or more of our assets, whether or not such disposal also includes any of our liabilities; the disposal of 50% or more of the assets of one our subsidiaries, provided that such subsidiary represents at least 20% of our assets; and any disposal of shares by the company that causes us to lose control of a subsidiary that represents at least 20% of our assets; and

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

The main objective of this change was to facilitate capital movements from and into Chile and to encourage foreign investment.

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

Debt securities issued directly by us

In accordance with the regulations issued by the Central Bank, which are included in the new Chapter XIV of the Compendium, any international issue of bonds in an aggregate amount exceeding U.S.$1,000,000 must be registered and dated by the Central Bank or by a bank or other entity authorized by the Central Bank to participate in the Formal Exchange Market before the proceeds from the issuance can be remitted to Chile and received by the issuer or simultaneously with the remittance into Chile of such proceeds. The issuer must submit forms regarding the offering to the registering entity or directly to the Central Bank, along with a letter of instructions indicating whether it prefers to receive the proceeds in Chilean pesos or in a foreign currency. If presented through a Formal Exchange Market entity, such entity must, in turn, verify that the forms submitted by the issuer are in accordance with the documentation relating to the issue and inform the Central Bank of the operation no later than 11:00 a.m. on the banking business day following the date on which the proceeds of the issue are transferred to the issuer.

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

We will also be required to inform the Central Bank quarterly of the outstanding amounts due under our securities and from time to time of any information that has been previously filed.

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

United States Taxation

This summary of certain United States federal income tax considerations deals principally with United States Holders that acquired our securities as part of the initial offering of our securities, hold our securities as capital assets and whose functional currency is the United States dollar. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular investor, and generally does not address the tax treatment of United States Holders that may be subject to special tax rules, such as banks, financial institutions, tax-exempt entities, regulated investment companies, real estate investment trusts, insurance companies, partnerships and partners therein, dealers in securities or currencies, traders in securities electing to mark to market, certain short-term holders of our securities, persons that will hold our securities as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction, persons that own (or are deemed to own for United States tax purposes) 10% or more of our voting stock or persons that are not United States Holders. United States Holders should be aware that the U.S. federal income tax consequences of holding our securities may be materially different for investors described in the previous sentence, including as a result of certain laws applicable to investors with short holding periods or that engage in hedging transactions.

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

Interest rate risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2010, we had outstanding U.S.$3,388.7 million of long-term indebtedness, excluding accrued interest, of which 89.8% bore interest at fixed interest rates and 10.2% bore interest at floating rates of interest. These average rates do not reflect the effect of swap agreements. 79.6% of the indebtedness was denominated in U.S. dollars as of that date. The interest rate on our variable rate debt is determined principally by reference to LIBOR.

The following table summarizes our long-term debt obligations, including 2010 maturities, at December 31, 2010. These obligations are sensitive to changes in interest rates. The table presents the aggregate principal amount of each category of indebtedness maturing in each year, at the weighted average interest rate for each category of indebtedness. Average interest rates for liabilities are calculated based on the prevailing interest rate for each loan at December 31, 2010.

	Average Interest Rate	2011	2012	2013	2014	2015	Thereafter	Total Long Term Debt	Fair Value
Long-Term Interest Bearing Debt
Fixed Rate
(U.S.$-denominated)	6.34%	387.0		300.0		370.0	1,295.4	2,352.4	2,528.3
(UF-denominated)	3.60%		15.3	15.3	107.0		550.1	687.7	695.0
(R$-denominated)	3.28%	0.9	0.1	0.1	0.1	0.1	0.1	1.5	1.4
Variable Rate
(U.S.$ denominated) LIBOR	0.66%	58.3	82.3	82.3	48.0	48.0	24.0	342.3	333.8
(RS$-denominated) TJLP +	9.63%	0.1	0.1	0.1	0.1		3.7	4.2	8.6

Total		446.3	97.8	397.8	155.1	418.1	1,873.4	3,388.7	3,567.1

Foreign currency risk

Our principal exchange rate risk involves changes in the value of the Chilean peso and, to a lesser extent, the Brazilian real, the Argentine peso and the euro relative to the dollar. We generally believe that our foreign currency exposure is not material to our net income. We estimate that a majority of our consolidated costs and expenses are denominated in dollars. As of December 31, 2010:

•	68% of our accounts receivable were denominated in U.S. dollars and 17% in Chilean pesos;

•	49% of our cash and short-term investments were denominated in U.S. dollars, 39% were denominated in Chilean pesos and 7% in euros;

•	a significant portion of our indebtedness was denominated in U.S. dollars; and

•	a significant portion of our consolidated total assets was denominated in U.S. dollars.

Substantially all of our foreign currency-denominated revenues, costs and expenses, receivables and indebtedness are denominated in U.S. dollars. As of December 31, 2010, 79.5% of our long-term debt was denominated in U.S. dollars. Accordingly, variations in the value of the Chilean peso relative to the U.S. dollar will not have a significant effect in the cost in U.S. dollars of our foreign debt service obligations.

Commodity risk

Prices for pulp and forestry and wood products can fluctuate significantly, and our sales revenue is highly sensitive to fluctuations in such prices. As of December 31, 2010, we were not party to any commodity hedging arrangements.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a) Disclosure controls and procedures. We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Accounting Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as of December 31, 2010. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Accounting Officer concluded that the disclosure controls and procedures, as of December 31, 2010, were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Accounting Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2010.

(c) Attestation Report of the registered public accounting firm. Not applicable.

(d) Changes in internal controls over financial reporting. There has been no change in our internal control over financial reporting during 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to all of our employees, including, but not limited to, our Chief Executive Officer, Chief Financial Officer and Comptroller Director. We will provide any person without charge, upon request, a copy of such code of ethics. Requests for a copy of the code of ethics may be made to Celulosa Arauco y Constitución S.A., El Golf 150, 14th Floor, Santiago, Chile, Attn: Gianfranco Truffello, tel. (011-562) 461-7200, fax (011-562) 461-7541. Our code of ethics is also published on our website at www.arauco.cl. If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, or if we grant any waiver of such provisions, we will disclose the amendment or waiver in our annual report on Form 20-F.

Item 16C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, during the fiscal years ended December 31, 2009 and 2010.

	Year ended December 31,
	2009	2010
	(U.S.$ in thousands)
Audit fees	$1,589	$1,719
Audit-related fees	166	90
Tax fees	220	314
Other fees	13	0

Total fees	$1,988	$2,123

Audit fees in the above table are the aggregate fees billed by PricewaterhouseCoopers in connection with the audit of our annual financial statements in accordance with IFRS, as well as the review of other filings.

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

Tax fees in the above table are fees billed by PricewaterhouseCoopers associated with the issuance of certificates for tax and legal compliance purposes in Brazil, Argentina and Uruguay; and tax consultation in the United States, Mexico and Uruguay.

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

Date: June 22, 2011

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

F-i

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Celulosa Arauco y Constitución S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Celulosa Arauco y Constitución S.A. and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Santiago, Chile

March 4, 2011

CONSOLIDATED BALANCE SHEETS

	Note	12/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Assets
Current Assets
Cash and cash equivalents	4	1,043,834	534,199
Other financial current assets	23	2,909	8,426
Other current non-financial assets		177,140	118,133
Trade and Other receivables-net	23	774,289	558,441
Related party receivables	13	18,074	16,327
Inventories	3	727,535	620,058
Biological assets, current	20	344,096	310,832
Tax receivables		50,131	105,897
Total Current Assets other tan assets or disposal groups classified as held for sale or as held for distribution to owners		3,138,008	2,272,313
Non-Current Assets or disposal groups classified as held for sale	22	14,108	0
Non-Current Assets or disposal groups classified as held for sale or as held for distribution to owners		14,108	0
Total Current Assets		3,152,116	2,272,313
Other non-current financial assets	23	65,372	29,078
Other non-current and non-financial assets		52,352	35,196
Investment in associates accounted for using equity method	15	498,204	476,101
Intangible assets	19	11,127	11,154
Goodwill		66,231	63,776
Property, plant and equipment	7	5,088,745	4,969,753
Biological assets, non-current	20	3,446,862	3,446,696
Deferred tax assets	6	125,323	109,760
Total non-current assets		9,354,216	9,141,514
Total Assets		12,506,332	11,413,827

Liabilities
Current Liabilities
Other financial liabilities, current	23	554,673	535,557
Trade and Other payables	23	362,182	321,892
Related party payables	13	9,209	10,136
Other provisions, current	18	5,842	5,169
Tax liabilities		62,887	2,202
Current provision for employee benefits	10	3,312	2,372
Other current financial liabilities	25	210,956	74,085
Total current liabilities other than liabilities included in disposal groups classified as held for sale		1,209,061	951,413
Total Current Liabilities		1,209,061	951,413
Non-Current Liabilities
Other non-current financial liabilities		2,909,429	2,678,010
Other non-current provisions	18	7,609	9,463
Deferred tax liabilities	6	1,369,489	1,256,090
Non-current provision for employee benefits	10	35,964	25,295
Other non-current financial liabilities		134,205	111,123
Total non-current liabilities		4,456,696	4,079,981
Total liabilities		5,665,757	5,031,394
Net Equity
Issued capital stock		353,176	353,176
Accumulated earnings		6,320,264	5,893,799
Other reserves		58,754	21,618
Net equity attributable to parent company		6,732,194	6,268,593
Non-controlling interest		108,381	113,840
Total net equity		6,840,575	6,382,433
Total net equity and liabilities		12,506,332	11,413,827

CONSOLIDATED STATEMENTS OF INCOME

	Note	January-December
		2010 ThU.S.$	2009 ThU.S.$	2008 ThU.S.$
Income Statement
Revenue	9	3,788,354	3,113,045	3,713,893
Cost of sales		(2,298,191)	(2,152,535)	(2,331,854)
Gross Income		1,490,163	960,510	1,382,039
Other operating income	2	378,188	181,383	104,270
Distribution costs	2	(379,579)	(388,535)	(455,197)
Administrative expenses	2	(323,916)	(249,340)	(259,025)
Other operating expenses	2	(50,642)	(59,681)	(50,782)
Other income (loss)		292	64,102	(444)
Financial income		22,154	19,313	19,408
Financial costs	2	(213,912)	(193,872)	(175,241)
Participation in (loss) income in associates and joint ventures accounted through equity method	15	(7,693)	6,621	5,839
Exchange rate differences		(16,288)	17,632	(67,778)
Income before income tax		898,767	358,133	503,089
Income tax	6	(198,018)	(53,537)	(98,044)
Income from continuing operations		700,749	304,596	405,045
Net Income		700,749	304,596	405,045
Income attributable to equity holders
Income attributable to parent company		694,750	300,898	399,566
Income attributable to non-parent company		5,999	3,698	5,479
Net Income		700,749	304,596	405,045
Basic earnings per share
Earnings per share from continuing operations		0.0061399	0.0026592	0.0035796
Basis earnings per share		0.0061399	0.0026592	0.0035796
Earnings per diluted shares
Earnings per diluted share from continuing operations		0.0061399	0.0026592	0.0035796
Basic earnings per diluted share		0.0061399	0.0026592	0.0035796

COMPREHENSIVE INCOME STATEMENTS

	Note	January-December
		2010 ThU.S.$	2009 ThU.S.$	2008 ThU.S.$
Net Income		700,749	304,596	405,045
Other comprehensive income, net of tax
Exchange difference on conversion
Gain (loss) for exchange differences, before tax	11	47,070	177,480	(148,469)
Cash flow hedges
Gain (loss) for cash flow hedges, before tax		(11,155)	(5,807)	0
Participation in Other comprehensive income in associates and joint ventures accounted for using equity method		1,247	1,902	(3,015)
Other comprehensive income, net of tax		37,162	173,575	(151,484)
Comprehensive income statement
Income tax related to Other comprehensive income
Income tax related to Cash flow hedges on Other comprehensive income		1,896	987	0
Other comprehensive income		39,058	174,562	(151,484)
Total comprehensive income		739,807	479,158	253,561

Comprehensive Income Statement attributable to:
Comprehensive income statement attributable to parent company		731,886	461,754	260,328
Comprehensive income statement attributable to controlling interest		7,921	17,404	(6,767)
Total comprehensive income		739,807	479,158	253,561

CONSOLIDATED STATEMENTS OF CHANGES IN NET EQUITY

12/31/2010	Share Capital ThU.S.$	Conversion Reserves ThU.S.$	Hedge Reserves ThU.S.$	Other Reserves ThU.S.$	Other Reserves Total ThU.S.$	Accumulated Earnings ThU.S.$	Equity attributable to Parent Company ThU.S.$	Non- controlling interest ThU.S.$	Equity Total ThU.S.$
Opening balance at 01/01/2010	353,176	27,551	(4,820)	(1,113)	21,618	5,893,799	6,268,593	113,840	6,382,433
Changes in equity
Comprehensive income statement
Net income	0	0	0	0	0	694,750	694,750	5,999	700,749
Other comprehensive income, net of tax	0	45,148	(9,259)	1,247	37,136	0	37,136	1,922	39,058
Comprehensive income	0	45,148	(9,259)	1,247	37,136	694,750	731,886	7,921	739,807
Dividends	0	0	0	0	0	(268,285)	(268,285)	(13,380)	(281,665)
Total Changes in equity	0	45,148	(9,259)	1,247	37,136	426,465	463,601	(5,459)	458,142
Closing balance at 12/31/2010	353,176	72,699	(14,079)	134	58,754	6,320,264	6,732,194	108,381	6,840,575

12/31/2009	Share Capital ThU.S.$	Conversion Reserves ThU.S.$	Hedge Reserves ThU.S.$	Other Reserves ThU.S.$	Other Reserves Total ThU.S.$	Accumulated Earnings ThU.S.$	Equity attributable to Parent Company ThU.S.$	Non- controlling interest ThU.S.$	Equity Total ThU.S.$
Opening balance at 01/01/2009	353,176	(136,223)	0	(3,015)	(139,238)	5,675,616	5,889,554	117,682	6,007,236
Changes in equity
Comprehensive income statement
Net income	0	0	0	0	0	300,898	300,898	3,698	304,596
Other comprehensive income, net of tax	0	163,774	(4,820)	1,902	160,856	0	160,856	13,706	174,562
Comprehensive income	0	163,774	(4,820)	1,902	160,856	300,898	461,754	17,404	479,158
Dividends	0	0	0	0	0	(82,715)	(82,715)	(21,246)	(103,961)
Total Changes in equity	0	163,774	(4,820)	1,902	160,856	218,183	379,039	(3,842)	375,197
Closing balance at 12/31/2009	353,176	27,551	(4,820)	(1,113)	21,618	5,893,799	6,268,593	113,840	6,382,433

12/31/2008	Share Capital ThU.S.$	Conversion Reserves ThU.S.$	Hedge Reserves ThU.S.$	Other Reserves ThU.S.$	Other Reserves Total ThU.S.$	Accumulated Earnings ThU.S.$	Equity attributable to Parent Company ThU.S.$	Non- controlling interest ThU.S.$	Equity Total ThU.S.$
Opening balance at 01/01/2008	353,176	0	0	0	0	5,465,431	5,818,607	144,772	5,963,379
Changes in equity
Comprehensive income statement
Net income	0	0	0	0	0	399,566	399,566	5,479	405,045
Other comprehensive income, net of tax	0	(136,223)	0	(3,015)	(139,238)	0	(139,238)	(12,246)	(151,484)
Comprehensive income	0	(136,223)	0	(3,015)	(139,238)	399,566	260,328	(6,767)	253,561
Dividends	0	0	0	0	0	(189,381)	(189,381)	(20,323)	(209,704)
Total Changes in equity	0	(136,223)	0	(3,015)	(139,238)	210,185	70,947	(27,090)	43,857
Closing balance at 12/31/2008	353,176	(136,223)	0	(3,015)	(139,238)	5,675,616	5,889,554	117,682	6,007236

CONSOLIDATED STATEMENTS OF CASH FLOWS-DIRECT METHOD

	12/31/2010 ThU.S.$	12/31/2009 ThU.S.$	12/31/2008 ThU.S.$
Cash Flows from (used in) Operating Activities
Classes of cash receipts from operating activities
Receipts from sales of goods and rendering of services	3,984,173	3,675,727	3,926,137
Receipts from premiums and claims, annuities and other policy benefits	292,240	0	0
Other cash receipts from operating activities	172,278	147,533	185,779

Classes of cash payments
Payments to suppliers for goods and services	(2,877,218)	(2.785.842)	(2,891,042)
Payments to and behalf of employees	(263,151)	(190,821)	(186,925)
Other cash payments from operating activities	(2,338)	(3,915)	(3,827)
Dividends received	6,353	17,084	5,797
Interest paid	(190,351)	(152,343)	(162,223)
Interest received	6,528	18,601	18,729
Income taxes refund (paid)	10,964	8,675	(110,546)
Other (outflows) inflows of cash, net	(2,203)	16,326	(12,143)
Net Cash flows from Operating Activities	1,137,275	751,025	769,736

Cash flows from (used in) Investing Activities
Cash flows from losing control of subsidiaries or other businesses	0	7	0
Cash flows used to obtain control of subsidiaries or other businesses	(6,977)	(174,111)	0
Cash flows used to purchase in associates	(8,000)	0	(10,353)
Other cash payments to acquire equity or debt instruments of other entities	(39,559)	(128,279)	0
Capital contributions to joint ventures	0	(51,225)	0
Proceeds from sale of property, plant and equipment	8,669	4,006	1,152
Purchase of property, plant and equipment	(516,001)	(275,151)	(310,260)
Purchase of intangible assets	(1,594)	(1,378)	(1,279)
Proceeds from sale of other financial assets	1,471	2,185	2,241
Purchase of biological assets	(116,191)	(92,002)	(146,359)
Cash receipts from repayment of advances and loans made to other parties	10,559	0	0
Other outflows of cash, net	(1,791)	(1,343)	(1,873)
Cash flows used in Investing Activities	(669,414)	(717,291)	(466,731)

Cash flows from (used in) Financing Activities
Long-term Loans	612,403	1,181,963	826,162
Short-term	212,865	0	0
Total Loans	825,268	1,181,963	826,162
Loan repayments	(634,146)	(746,531)	(887,058)
Dividends paid	(158,781)	(135,175)	(317,588)
Other inflows of cash, net	1,511	2,115	0
Cash flows from (used in) Financing Activities	33,852	302,372	(378,484)
Net increase (decrease) in Cash and Cash Equivalents before effect of exchange rate changes	501,713	336,106	(75,479)
Effect of exchange rate changes on cash and cash equivalents	7,922	30,785	(25,085)
Net increase (decrease) of Cash and Cash equivalents	509,635	366,891	(100,564)
Cash and cash equivalents, at the beginning of the period	534,199	167,308	267,872
Cash and cash equivalents, at the end of the period	1,043,834	534,199	167,308

NOTE 1. PRESENTATION OF FINANCIAL STATEMENTS (IAS 1)

Entity Information

Name of Reporting Entity

Celulosa Arauco y Constitución S.A. (Arauco), Tax No. 93,458,000-1, Closed Company, was registered in the Securities Registry (the “Registry”) of the Superintendency of Securities and Insurance (the “Superintendency”) as No. 042 on June 14, 1982. Forestal Cholguán S.A., a subsidiary of Arauco, is also registered on the Registry as No. 030. Arauco is controlled by Empresas Copec S.A., which owns 99.9779% of Arauco, and is registered in the Registry as No. 0028. Each of the above companies is subject to audit by the Superintendency.

The Company’s head office address is El Golf Avenue 150, floor 14, Las Condes, Santiago, Chile.

Celulosa Arauco y Constitución S.A. and subsidiaries (hereinafter “Arauco”) is principally engaged in the production and sale of forestry and wood products. Its main operations are focused on the following business areas: Pulp, Plywood and fiberboard panels, Sawn Timber and Forestry.

The current controllers of the Company are Mrs. Maria Noseda Zambra of Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through Inversiones Angelini y Cia. Ltda., which owns 63.4015% of the shares of AntarChile S.A., the controller of our parent company Empresas Copec S.A.

Arauco’s consolidated financial statements were prepared on a going concern basis.

Presentation of Financial Statements

The Financial Statements presented by Arauco cover the following periods:

•	Consolidated Balance Sheets as of December 31, 2010 and 2009

•	Consolidated Statement of Income for the years ended December 31, 2010, 2009 and 2008

•	Comprehensive Income Statement for the years ended December 31, 2010, 2009 and 2008

•	Consolidated Statement of Changes in Net Equity for the years ended December 31, 2010, 2009 and 2008

•	Consolidated Statement of Cash Flows—Direct Method for the years ended December 31, 2010, 2009 and 2008

•	Disclosure of Explanatory Information (notes)

Date of Approval of Financial Statements

The issuance of these consolidated financial statements was approved by the Board of Directors of the Company (the “Board”) in Extraordinary Session No. 438 of March 04, 2011.

Functional and Reporting Currency

Arauco has defined the U.S. Dollar as its functional currency, as most of the Company’s operations are a result of exports, and its costs to a large extent are related to or index-linked to the U.S. Dollar.

For the pulp segment, most of the sales operations are exports, and the costs are related mainly to plantation costs, which are settled in U.S. Dollars.

For the sawmill and panel segments, although total sales include a mix of domestic sales and exports, the prices for the products are established in U.S. Dollars, as is also the case for the cost structure of the related raw materials.

Although the costs of labor and services are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials and depreciation of equipment, which are driven mainly by global conditions and therefore, influenced mostly by the U.S. Dollar.

The financial information included herein is presented in thousands of U.S. Dollars without decimals.

Additional Information Relevant to the Understanding of the Financial Statements

The company Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. qualify as Special Purpose Entities. These entities are consideredto be controlled by Arauco, which is determined, by the fact that they maintain exclusive contracts with Arauco for wood provision, forward purchase of land and forest administration. Consequently, the financial information of these companies is consolidated with the financial information of the Company and is included in these consolidated financial statements of Arauco.

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

Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its equity at book value plus its financial liabilities (bank borrowings and bonds).

Quantitative Information on Capital Management

Financial guarantees of the Company are as follows:

Instrument	Amount at 12/31/2010 (ThU.S. $)	Amount at 12/31/2009 (ThU.S. $)	Interest Coverage >= 2.0x		Debt Level(1) <= 1.2x	Debt Level(2) <= 0.75x
Local Bonds	677,362	398,693	N/A		✓	N/A
Forestal Río Grande S.A. Loan	104,144	138,837	✓	(3)	N/A	✓	(3)
Bilateral Bank Loan	240,260	255,304	✓		✓	N/A
Other Loans	53,152	156,639	No Financial Covenants Required
Foreign Bonds	2,374,258	2,252,838	No Financial Covenants Required

N/A: Not applicable for the instrument

(1)	Debt Level (financial debt divided by: equity plus minority interest)

(2)	Debt Level (financial debt divided by: total assets)
(3)	Financial guarantees on credits taken by Forestal Río Grande S.A. only apply to financial statements of that company

Arauco has complied with all financial covenants at December 31, 2010.

Debt instruments ratings at December 31, 2010 are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local Bonds	—	AA	—	AA
Foreign Bonds	BBB	BBB+	Baa2	—

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

Capital (in Thousand of U.S. Dollars) as of December 31, 2010, and 2009 are as follow:

In ThU.S.$	12/31/2010	12/31/2009
Equity	6,840,575	6,382,433
Bank Loans	397,556	550,780
Financial Leases	393	608
Bonds	3,051,620	2,651,531

Capital	10,290,144	9,585,352

The nature of external capital requirements is determined by the obligation to maintain certain financial ratios that ensure compliance with either bank loans or bond payments, which provide guidelines on the capital ranges required for compliance with these requirements. Arauco has fulfilled all its external requirements.

Arauco considers it unlikely that future uncertainty risks will result in any significant adjustment to the book value of assets and liabilities within the current financial period. In the case of the fair value of biological assets, no risks are foreseen in which the value of forests will change significantly. Notably, the data used to make the foregoing determination contemplates the long-term realization of such risks, and therefore the estimates provided are also relevant for the long term.

Summary of significant accounting policies

The accompanying consolidated financial statements as of December 31, 2010 were prepared in accordance with current IFRS accounting policies, uniformly applied to all items in these consolidated financial statements.

a) Basis for Presentation of financial statements

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standard Board (“IASB”), and represent the wholesale adoption, explicitly and without reservation of the mentioned international standards.

The consolidated financial statements have been prepared under the historic cost convention, as modified for the revaluation of biological assets, financial assets and financial liabilities (including derivative instruments) at fair value.

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

—Property, Plant and Equipment

Management prepared the corresponding valuations and in doing so considered or relied in part upon a report of a third party expert.

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

—Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. Arauco uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at each balance sheet date.

—Biological Assets

The recovery of forest plantations is based on discounted cash flow models which mean that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, on our sustainable forest management plans and the estimated growth of forests. This recovery is performed on the basis of each stand identified and for each type of tree species.

These discounted cash flows require estimates in growth, harvest, sales prices and costs. It is therefore important that management make appropriate estimates of future levels and trends for sales and costs, as well as conduct regular surveys of the forests to establish the volumes of wood available for harvesting and their current growth rates. The main considerations used to calculate the valuation of forest plantations are presented in Note 20.

—Lawsuits and Contingencies

Arauco and its subsidiaries are subject to certain ongoing lawsuits, which future are estimated by the management of the Company, in collaboration with its legal advisers. Arauco reserved the appropriate contingency estimates in each balance sheet and/or upon each substantial modification to an underlying cause of any such litigation based on the reports of its legal advisors. Detailed lawsuits information is presented in Note 18.

c) Consolidation

The consolidated financial statements include all entities over which Arauco has the power to govern the financial and operating policies, which usually requires holding shares with more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-consolidated from the date that control ceases.

Unrealized earnings from subsidiary operations have been eliminated from the consolidated financial statements and minority shareholder equity is recognized in the equity balance.

Consolidated financial statements for the period ended December 31, 2010 include subsidiary balances shown in Note 13 and balances of the Fondo de Inversión Bío Bío, and its subsidiary Forestal Río Grande S.A., both of which qualify as Special Purpose Entities.

Certain consolidated subsidiaries report statutory financial statements in Brazilian Reales and Chilean Pesos. For consolidation purposes, they have been translated as indicated in Note 11.

d) Segments

Arauco has defined its operating segments according to its business areas, which are defined by products and services sold to customers. This is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The Chief Executive Officer and Corporate Managing Directors of each segment are responsible for these decisions.

Detailed financial information by segment is presented in Note 24.

e) Functional currency

(i) Functional currency

Arauco’s entities are measured using the currency of the primary economic environment in which the Company operates (the functional currency). The consolidated financial statements are presented in U.S. Dollars, which is the Arauco’s functional currency and presentation currency.

(ii) Foreign Currency Translations—Subsidiaries and Associates

The income statements of subsidiaries, whose functional and presentational currencies are not the U.S. Dollar, are translated into the Arauco reporting currency (U.S. Dollars) using the average monthly exchange rates, whereas the balance sheets of such subsidiaries are translated using the exchange rates at the reporting date. Exchange differences arising from the translation of net investments in foreign entities are recorded directly in shareholders’ equity as Conversion reserves, as shown in the statement of changes in equity. The cumulative translation differences of divestments and liquidations are combined with their gain or loss on disposal.

(iii) Foreign Currency Transactions

Transactions in foreign currencies are recorded at the rate of exchange prevailing on the transaction date. Gains and losses on foreign currency resulting from the settlement of such transactions and from the conversion at the closing exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except those that match with the deferral in net equity, such as gains and losses derived from cash flow hedges.

f) Cash and cash equivalents

Cash and cash equivalents include cash-in-hand, deposits held on call at banks and other liquid investments with an original maturity of less than three months.

g) Financial Instruments

(i) Financial assets-liabilities at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if it was acquired principally for the purpose of selling in the short term.

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

(v) Hedging instruments

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the Comprehensive Income Statement. The gain or loss relating to the ineffective portion is recognized immediately in the Income Statement within Other Operating Income by activity or Operating Expenses by activity, respectively.

When a hedging instrument expires or is sold, or when it ceases to meet the criteria to be recognized through the hedge accounting treatment, any cumulative gain or loss in equity at that time recognized in the Income Statement. When a possible transaction is no longer expected to occur, the cumulative gain or loss in equity is immediately transferred to the Income Statement.

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

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When market conditions result in the manufacturing costs of a product exceeding its net realizable value, a valuation allowance is made. This provision also includes obsolescence amounts resulting from slow moving inventories and technical obsolescence.

i) Assets held for sale

Non-current assets held for sale are measured at the lower amount between book and fair value, less costs for sale. Assets are classified in this line when the book value may be recovered through a sale transaction, which is highly likely to carry out, and have immediate availability on the condition they are. Management must be committed to a plan to sell the asset and should have initiated an active program to find a buyer and complete the plan, also to be expected that the sale be qualified for full recognition within one year following the date of its classification.

Non-current assets classified as held for sale are not depreciated.

j) Business Combinations

Business combinations are recognized using the purchase method. This involves recognizing identifiable assets (including previously unrecognized intangible assets) and liabilities (including contingent liabilities and excluding future restructuring) of the acquired business at fair value.

The goodwill acquired in a business combination is initially measured at the cost of the business combination less the interest of the company in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquisition. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill acquired in a business combination is allocated as of the acquisition date to the cash generating unit of the group or groups of cash generating units expected to benefit from the synergies of the combination without prejudice to whether other assets or liabilities of Arauco are assigned to those units or groups of units.

If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement oras Other income (loss).

Arauco measures the fair value of the acquired company in the business combination on a step by step basis, recognizing the effects of variation in the income statement or comprehensive income statement in the period in which they occur, depending where the investment was classified.

Accounting policies for subsidiaries will be adjusted if necessary to ensure consistency with the policies adopted by Arauco. Non-controlling participation are presented as a separate component of equity.

k) Investments in associates

Associates are entities over which Arauco exercises significant influence but not control, generally holding between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method and are initially recognized at cost. Their book net equity is increased or decreased proportionately in the profit or loss and comprehensive income statement of the period as a result of adjustments of conversion arising from the financial statement conversion into other currencies. Arauco’s investment in associates includes goodwill (net of any accumulated impairment loss).

If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement as Other income (loss).

l) Intangible assets

(i) Computer Software

Computer software programs are capitalized in terms of the costs incurred to make them compatible with specific programs. These costs are amortized over the estimated useful lives.

(ii) Rights

This item includes water-rights, right of way and other acquired rights recognized at historical cost and have an unlimited useful life as the expected cash flow generating period is unpredictable. These rights are not amortized as they are perpetual and will not require renewal, but are subject to annual impairment tests.

m) Goodwill

The excess of the cost of acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. Goodwill is not amortized but is tested for impairment on annual basis.

n) Property, plant and Equipment

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

Asset depreciation is calculated by components using the straight-line method, considering any adjustments for impairment.

The useful life of property, plant and equipment is determined according to expected use of the assets.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, on an annual basis.

o) Leases

Fixed asset leases in which Arauco substantially holds all ownership risks and advantages are classified as Financial Leases. Financial leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Leases in which significant risks and rewards are not transferred to the lessee are classified as operating leases. Payments under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

p) Biological Assets

IAS 41 requires that biological assets, such as standing trees, are presented in the Balance Sheet at fair value. The forests are thus accounted for at fair value less estimated point-of sale costs at harvest, assuming that the fair value of these assets can be measured reliably.

The valuation of forest plantation assets is based on discounted cash flow models whereby the fair value of the biological assets is calculated using cash flows from continuous operations, which are discounted based on our sustainable forest management plans and the estimated growth of the forests. This valuation is performed on the basis of each identifiable farm block basis and for each type of tree.

Forest plantations shown as current assets are those that will be harvested and sold in the short term.

Biological growth and changes in fair value are recognized in the income statement within Other income by activity.

q) Deferred income tax

Deferred income tax is recognized using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not recognized if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable income. Deferred income tax is determined using tax rates (and laws) that have been enacted as of the balance sheet date that are expected to apply when the related deferred income tax asset or the deferred income tax liability is settled.

The deferred income tax assets are recognized to the extent that it is probable that future taxable benefits will be available.

r) Provisions

Provisions are recognized when the Company has a current legal or constructive obligation as a result of past events; it is probable that an outflow will be required to settle the obligation; and the amount has been reliably estimated. This amount is quantified and recognized with the best possible estimate at the end of each period.

s) Revenue recognition

Revenues are recognized after Arauco has transferred the risks and rewards of ownership to the buyer and Arauco retains neither a continuing right to dispose of the goods, nor effective control of those goods; this means that generally revenues are recorded upon delivery of goods to customers in accordance with agreed terms of delivery.

Segment revenues mentioned in Note 24 comply with the conditions indicated above.

Revenues from inter-segment sales (which are made at prices that approximate market prices) are eliminated in the consolidated financial statements.

t) Minimum dividend

Article No. 79 of the Private Limited Companies Law of Chile provides that, unless otherwise unanimously agreed or adopted by the shareholders, a dividend must be distributed annually in cash to shareholders in proportion to their shares or in the proportion established by the statutes for preferred shares, if any, in the amount of at least 30% of net income for the current year, except where necessary to absorb accumulated losses from prior years.

The General Shareholders’ Meeting of Arauco resolved to maintain annual dividends at 40% of net distributable incomet, including a provisional dividend share distribution at year-end. Dividends payable are recognized as a liability in the financial statements in the period they are declared and approved by the Company’s shareholders or when configuring the corresponding obligation on the basis of existing legislation or distribution policies established by the Shareholders’ Meeting.

The interim and final dividends are recorded in equity upon their approval by the relevant groups, which include the Company’s Board and the shareholders.

The amount of these dividends is presented in this interim consolidated financial statement under Other non-current Financial Liabilities.

u) Impairment

Non-financial Assets

The carrying amounts of tangible and intangible assets are subject to impairment tests whenever some event or change in business circumstances indicates that the book value of assets may not be recoverable, whereas goodwill is tested annually. The recoverable amount of an asset is estimated as the higher of net selling price and value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

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

The provision for doubtful trade receivables is established when there is objective evidence that Arauco will not receive payments under the original terms of sale. Provisions are made when the client is a party to a bankruptcy court agreement or cessation of payments, and are written-off when Arauco has exhausted all levels of recovery of debt in a reasonable time.

The impairment loss is measured as the difference between the book value of assets and the current value of estimated future cash flows. The asset value will be presented net of the loss recognized directly in income. If the impairment loss decreases in later periods, it is reversed either directly or by adjusting the provision for doubtful accounts, with effect in income.

v) Employee Benefit Costs

The Company has severance payment obligations for voluntary cessation services. These are paid to certain workers that have more than 5 years seniority within the Company in accordance with conditions established within collective or individual contracts.

Actuarial gains and losses are recognized in income in the year they are incurred.

These obligations are treated as post-employment benefits in accordance with current standards.

w) Employee Vacations

Arauco recognizes the expense for employee vacation on an accrual basis and it is recorded at nominal value.

This obligation is presented in the Consolidated Balance Sheet in the line Trade and Other payables.

x) Joint Venture Equity

Joint venture equity is recognized using the equity method.

y) Recent accounting pronouncements

At the date of issuance of these consolidated financial statements, the following accounting pronouncements were issued by the IASB:

a) New rules, amendments and mandatory obligations as of January 1, 2010, which currently are not relevant to the Company (but they could be in the future).

Rules and amendments	Content
IFRIC 17	Distribution of non-cash assets to shareholders
IFRIC 18	Transfer of assets from clients
IFRIC 9	Revaluation of embedded derivatives
IFRIC 16	Hedging in net investment in foreign operations
IAS 1 (modified)	Filing of Financial Statements
IAS 36 (modified)	Impairment assets
IFRS 2 (modified)	Share-based payments
IFRS 5 (modified)	Non-current assets held for sale

b) New rules, interpretations and issued amendments due for fiscal year 2010, for which no advanced decisions have been adopted.

Rules and amendments	Content	Mandatory application date
IFRS 9	Financial instruments	January 1, 2013
Amendment to IAS 24	Related parties disclosures	January 1, 2011
IFRIC Interpretation 19	Extinguishing financial liabilities with equity instruments	July 1, 2010
Amendment to IAS 32	Classification for emission rights	February 1, 2010
Amendment to IFRIC 14	Pre-payments of a Minimum funding requirement	January 1, 2011
IFRS 7	Disclosure of financial instruments	July 1, 2011
IAS 12	Income tax	January 1, 2012

Arauco believes that the adoption of standards, amendments and interpretations described above will have no significant impact on the financial statements of the Company in the period of initial application.

NOTE 2. DISCLOSURE OF OTHER INFORMATION

a)	Disclosure of Information on Capital Issued

Subscribed and paid-in Capital amounts to ThU.S. $353,176.

100% of capital corresponds to ordinary shares.

	12/31/2010	12/31/2009
Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	113,152,446
Nominal Value of Shares by Type of Capital in Ordinary Shares	ThU.S.$0.0031211 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$353,176

Rights, Privileges and Restrictions by Type of Capital in Ordinary Shares

Liabilities presented under Other Financial Liabilities current and non-current, have certain financial restrictions the Parent Company must comply with; otherwise, debt under these contracts can become payable.

Financial restrictions are the following:

i) Debt ratio must not exceed 1.2

ii) Interest hedging index cannot be less than 2.0

At closing date Arauco complied with the totality of these restrictions.

	12/31/2010	12/31/2009
Number of Shares Issued and Completely Paid by Type of Capital in Ordinary Shares	113,152,446

b)	Disclosure of information on Dividends paid to Ordinary Shares

The interim dividend paid is the equivalent to 20% of the distributable net income calculated to the end of September of each year and presented in the Consolidated Statement of Changes in Net Equity.

Dividend paid corresponds to the spread between the 40% of net income distributable at the end of last year and the amount of interim dividend paid at the end of last fiscal year.

Dividends paid at December 31, 2010:

Detail of Dividend Paid, Ordinary Shares
Dividend Paid, Ordinary Shares	Final Dividend
Type of Shares for which there is a Dividend Paid, Ordinary Shares	Unlisted Ordinary Shares
Date of Dividend Paid, Ordinary Shares	12-15-2010
Amount of Dividend, Ordinary Shares, Gross	ThU.S.$85,515(1)
Number of Shares for which Dividends are Paid, Ordinary Shares	113,152,446
Dividend per Share, Ordinary Share	U.S.$0.7557

(1)	This interim dividend plus ThU.S.$182,770 recognized in minimum dividend provision, as reported in Note 25, resulted ThU.S.$268,285 presented in the Consolidated Statement of Changes in Net Equity.

Detail of Dividend Paid, Ordinary Shares
Dividend Paid, Ordinary Shares	Final Dividend
Type of Shares for which there is a Dividend Paid, Ordinary Shares	Unlisted Ordinary Shares
Date of Dividend Paid, Ordinary Shares	05-10-2010
Amount of Dividend, Ordinary Shares, Gross	ThU.S.$56,758(2)
Number of Shares for which Dividends are Paid, Ordinary Shares	113,152,446
Dividend per Share, Ordinary Share	U.S.$0.50161

Dividends paid during 2009 and the corresponding amount per share:

Detail of Dividend Paid, Ordinary Shares
Dividend Paid, Ordinary Shares	Interim Dividend
Type of Shares for which there is a Dividend Paid, Ordinary Shares	Unlisted Ordinary Shares
Date of Dividend Paid, Ordinary Shares	12-16-2009
Amount of Dividend, Ordinary Shares, Gross	ThU.S.$25,957(2)
Number of Shares for which Dividends are Paid, Ordinary Shares	113,152,446
Dividend per Share, Ordinary Share	U.S.$0.22940

(2)	The total amount is ThU.S.$82,715 which corresponds to the interim dividend and discounted in the Consolidated Statement of Changes in Net Equity at December 31, 2009.

Detail of Dividend Paid, Ordinary Shares
Dividend Paid, Ordinary Shares	Final Dividend
Type of Shares for which there is a Dividend Paid, Ordinary Shares	Unlisted Ordinary Shares
Date of Dividend Paid, Ordinary Shares	05-07-09
Amount of Dividend, Ordinary Shares, Gross	ThU.S.$88,449
Number of Shares for which Dividends are Paid, Ordinary Shares	113,152,446
Dividend per Share, Ordinary Share	U.S.$0.78168

c)	Disclosure of Information on Reserves

Other Reserves

Other reserves consist of Conversion Reserves, Hedge Reserves and Other Reserves.

Arauco does not have restrictions associated with these reserves.

Conversion Reserves

This corresponds to foreign currency translation of those Arauco’s subsidiaries that do not use the U.S. Dollar as their functional currency.

Hedge Reserves

This corresponds to the portion of gains or swap net loss hedging existing at Arauco at the end of each fiscal year.

Other Reserves

This mainly corresponds to the value in Other comprehensive income of investment in associates.

d)	Disclosures of other Information

Below are balances of Other Income by activity, Other Expenses by activity, Financing Costs and Participation in income (loss) of associates and joint venture as of December 31, 2010 and 2009 and 2008, respectively.

	January—December
	2010 ThU.S.$	2009 ThU.S.$	2008 ThU.S.$
Classes of Other Income by activity
Other Operating Income, Total	378,188	181,383	104,270
Gain from changes in fair value of biological assets	221,501	155,532	65,201
Sales revenue from carbon bonds	0	5,836	6,342
Revenue from export promotion	6,171	4,568	5,592
Earthquake insurance net effect	107,658	0	0
Leases received	2,707	4,870	2,287
Gain on sales of fixed assets	8,303	995	0
Other operating results	31,848	9,582	24,848

Classes of Other Expenses by activity
Total of other expenses by activity	(50,642)	(59,681)	(50,782)
Depreciations	(1,356)	(2,943)	(2,012)
Contingent provision	(2,351)	(2,699)	(2,601)
Assets provision	(2,348)	(1,703)	(5,239)
Expenses due to downtime of processing plants	(5,174)	(6,038)	(4,766)
Loss of assets	(5,170)	(7,533)	(6,516)
Loss of forest	(8,223)	(2,824)	(2,570)
Other taxes	(4,730)	(5,875)	(3,774)
Services and fees	(2,715)	(9,537)	(5,874)
Other expenses	(18,575)	(20,529)	(17,430)

Classes of Financing Costs
Financing Costs, Total	(213,912)	(193,872)	(175,241)
Interest costs	(177,337)	(162,312)	(143,067)
Interest on bank loans	(177,337)	(162,312)	(143,067)
Other financing costs	(36,575)	(31,560)	(32,174)

Classes of Participation in Income (Loss) of associates and joint venture accounted through Equity Method
Total	(7,693)	6,621	5,839
Investments in associates	1,906	4,084	4,241
Joint ventures	(9,599)	2,537	1,598

Balance of Expenses by nature at December 31, 2010, 2009 and 2008:

Distribution expenses	2010 ThU.S.$	2009 ThU.S.$	2008 ThU.S.$
Sale costs	58,453	33,883	37,474
Shipping and freight costs	321,126	354,652	417,723

Total	379,579	388,535	455,197

Administration expenses	2010 ThU.S.$	2009 ThU.S.$	2008 ThU.S.$
Wage and salaries	141,297	101,356	91,704
Insurances	9,182	9,575	10,552
Other depreciations	10,880	10,741	9,842
Other administration expenses	162,557	127,668	146,927

Total	323,916	249,340	259,025

Expenses for	Note	2010 ThU.S.$	2009 ThU.S.$	2008 ThU.S.$
Depreciations	7	232,040	205,033	189,256
Employee benefits	10	279,813	215,719	196,853
Amortization	19	1,615	2,382	2,268

NOTE 3. INVENTORIES (IAS 2)

Components of Inventory	12/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Raw Materials	86,617	85,706
Production Supplies	65,154	64,978
Work in progress	62,612	26,154
Finished goods	426,447	335,234
Parts	86,532	107,384
Other Inventories	173	602
Total Inventories	727,535	620,058

As of December 31, 2010, a cost of sales of inventories amounted to ThU.S.$ 2,249,689 (ThU.S.$2,064,372 as of December 31, 2009).

As of December 31, 2010, a net decrease in the provision for obsolescence effects of ThU.S.$324 was recognized (net increase of ThU.S.$543 as of December 31, 2009); therefore, so the provision balance as of December 31, 2010 amounted to ThU.S.$7,200 (ThU.S.$7,524 as of December 31, 2009).

The inventories write-off amounted to ThU.S.$23,438 as of December 31, 2010 mainly caused by the earthquake and tsunami that occurred in the south-central of Chile on February 27, 2010.

As of the date of the issuance of these financial statements, no inventories have been pledged as collateral or guarantees.

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

As of the date of these consolidated financial statements, there are no significant amounts of cash or cash equivalents that are freely available.

Components of Cash and Cash Equivalents	12/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Cash on hand	263	244
Banks	69,692	28,756
Short term deposit	705,694	281,873
Mutual funds	267,811	223,326
Other cash and cash equivalents	374	0
Total	1,043,834	534,199

The following tables detail the value of the cost of the investment in Dynea Brasil S.A. dated March 15, 2010, Savitar (Forestal Talavera S.A.) dated June 30, 2009 and Arauco do Brasil S.A. (ex-Tafisa Brazil) dated August 26, 2009 (see Note 14), and the net value of assets and liabilities of each acquired entity, discounting both the amount of cash and cash equivalents acquired in order to distinguish those cash flows from those that arise from other operating, investing or financing activities.

2010 Purchase of Investments	ThU.S.$
Acquisition: Dynea Brasil S.A.
Cash paid for acquisitions and cash equivalents	15,000
Cash and cash equivalents held by acquired entities	(8,023)
Net cash paid to acquire entities	6,977

ThU.S.$
Net Assets less Cash and Cash equivalents of acquired entity (see Note 14)	22,613

2009 Purchase of Investments	ThU.S.$
Acquisition: Tafisa Brasil S.A. (currently named Arauco do Brasil S.A.)
Cash paid for acquisitions and cash equivalents	166,977
Cash and cash equivalents held by acquired entities	(2,891)
Net cash paid to acquire entities	164,086

ThU.S.$
Net Assets less Cash and Cash equivalents of acquired entity (see Note 14)	107,429

2009 Purchase of Investments	ThU.S.$
Acquisition: Savitar (Forestal Talavera S.A.)
Cash paid for acquisitions and cash equivalents	10,131
Cash and cash equivalents held by acquired entities	(106)
Net cash paid to acquire entities	10,025

ThU.S.$
Net Assets less Cash and Cash equivalents of acquired entity (see Note 14)	12,367

NOTE 5. ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES (IAS 8)

Changes in Accounting Policies

These policies have been designed in accordance with IFRS in effect as of December 31, 2010 and applied uniformly to all items presented in these consolidated financial statements.

Changes in the Treatment of Accounting Policy

The financial statements as of December 31, 2010 do not show changes in accounting policies compared to the same period last year.

For presentation purposes, the financial statements as of December 31, 2009 have some minor reclassifications.

The consolidated financial statements of Arauco as of December 31, 2009 are the Group’s first annual financial statements prepared under International Financial Reporting Standards (IFRS). The Group’s previous financial statements were prepared according to Generally Accepted Accounting Principles in Chile.

NOTE 6. TAXES (IAS 12)

The tax rate applicable to the major companies in which Arauco participates is 17% in Chile, 35% in Argentina and 34% in Brazil.

Deferred Tax Assets

The following table details deferred tax assets:

Deferred Tax Assets	12/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Deferred Tax Assets related to Provisions	4,658	3,759
Deferred Tax Assets related to accrued liabilities	4,601	6,690
Deferred Tax Assets related to Post-Employment obligations	6,616	4,677
Deferred Tax Assets related to Revaluation of Property, Plant and equipment	2,339	3,065
Deferred Tax Assets related to Financial Instruments Restatements	1,370	1,913
Deferred Tax Assets related to tax losses	56,724	53,292
Valuation of biological assets	8,805	11,424
Valuation of inventory	9,034	1,939
Income provision	2,765	2,571
Trade debtors and receivables	3,940	4,878
Intangible revaluation differences	24,370	10,584
Deferred Tax Assets related to Others	101	4,968

Deferred Tax Assets Total	125,323	109,760

As of the date of the present financial statement some of Arauco’s subsidiaries present tax losses of ThU.S.$260,701 (ThU.S.$241,596 at December 31, 2009) which are mainly due to operational and financial losses.

Arauco believes that the projections of future earnings in subsidiaries that have generated tax losses will allow the recovery of these assets.

Deferred Tax Liability

Deferred tax liability corresponds to income tax amounts payable in future periods related to taxable temporary differences.

The following table details deferred tax liabilities:

Deferred Tax Liabilities	12/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Deferred Tax Liabilities related to Revaluated Property, Plant and equipment	686,408	682,540
Deferred Tax Liabilities related to Financial Instrument restatement	13,751	7,704
Valuation of biological asset	511,401	508,285
Valuation of inventory	12,450	10,001
Valuation of prepaid expenses Differences in valuation of deferred expenditures	76,539 35,130	0 27,006
Deferred Tax Liabilities related to Others	33,810	20,554

Deferred Tax Liabilities Total	1,369,489	1,256,090

From the deferred tax assets and deferred tax liabilities listed in the above tables, approximately ThU.S.$20,668 and ThU.S.$170,749 respectively, will be used in a period of 12 months.

Arauco does not offset deferred tax assets and deferred tax liabilities, since there is no legally enforceable right to offset amounts recognized in these items and correspond to items that are subject of different fiscal jurisdictions.

Temporary Differences

The following tables summarize current asset and liability timing differences:

	12/31/2010		12/31/2009
Detail of Classes of Deferred Tax Temporary Differences	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$
Deferred Tax Assets	68,599	0	56,468	0
Tax Loss	56,724	0	53,292	0
Deferred Tax Liabilities	0	1,369,489	0	1,256,090
Total	125,323	1,369,489	109,760	1,256,090

Detail of Temporary Difference Income and Loss Amounts	January-December
	2010 ThU.S.$	2009 ThU.S.$	2008 ThU.S.$
Deferred Tax Assets	7,028	2,037	3,793
Tax Loss	1,846	9,400	14,081
Deferred Tax Liabilities	(100,189)	(41,438)	(34,042)

Total	(91,315)	(30,001)	(16,168)

Income Tax Expense (Income)

Income Tax consists of the following:

Income tax composition	January-December
	2010 ThU.S.$	2009 ThU.S.$	2008 ThU.S.$
Current income tax expense	(112,840)	(32,147)	(96,747)
Tax benefit arising from unrecognized tax assets previously used to reduce tax expense	8,402	6,526	12,586
Previous period current tax adjustments	(581)	2,597	3,113
Other current tax expenses	(1,684)	(512)	(828)

Current Tax Expense, Net	(106,703)	(23,536)	(81,876)

Deferred expense from taxes relative to the creation and reversion of temporary differences	(68,814)	(39,401)	(30,235)
Deferred income from taxes relative to tax rate changes or new fees	(23,904)	0	0
Tax benefit arising from unrecognized tax assets previously used to reduce expenses due to deferred taxes	1,403	9,400	14,081

Total Deferred Tax Expense, Net	(91,315)	(30,001)	(16,154)

Income Tax Expense, Total	(198,018)	(53,537)	(98,030)

The following table details the income tax for foreign and national companies as of December 31, 2010 and 2009, respectively:

	January-December
	2010 ThU.S.$	2009 ThU.S.$	2008 ThU.S.$
Foreign current tax	(52,567)	(20,350)	(41,562)
National current tax	(54,136)	(3,186)	(40,314)
Current tax, Total	(106,703)	(23,536)	(81,876)
Foreign deferred tax	17,718	1,033	8,508
National deferred tax	(109,033)	(31,034)	(24,676)
Deferred tax, Total	(91,315)	(30,001)	(16,168)

Income (expense) due to Income Tax, Total	(198,018)	(53,537)	(98,044)

Income Tax Expense Reconciliation using the Effective Rate method

Income tax expenditure reconciliation is as follows:

Reconciliation of Income tax from Statutory Rate to Effective Tax Rate	January-December
	2010 ThU.S.$	2009 ThU.S.$	2008 ThU.S.$
Tax Expense Using Statutory Rate	(152,790)	(60,891)	(85,525)
Tax effect of rates in other jurisdictions	(24,714)	(16,669)	(16,926)
Tax effect of non taxable ordinary income	18,493	27,596	25,688
Tax effect of non tax deductible expenses	(22,486)	(14,846)	(38,169)
Tax effect of tax rates changes	(23,904)	0	0
Tax effect of excess tax for previous periods	(581)	2,597	3,113
Other Increases (Decreases) Legal Taxes	7,964	8,676	13,775

Adjustment to Tax Expense using the Statutory Rate, Total	(45,228)	7,354	(12,519)

Tax Expenses Using the Effective Rate	(198,018)	(53,537)	(98,044)

The deferred taxes related to financial hedging instruments, corresponds to a credit (subscription) to ThU.S.$1,896 at December 31, 2010 (ThU.S.$987 at December 31, 2009), which presents net in Hedge reserves in the Statement of Changes in Net Equity.

On July 30, 2010 Law N. 20.455 for national reconstruction financing was published in the Chilean Official Gazette (Diario Oficial de Chile). One of the most important changes such law introduced was the increase in the First Category Taxes for revenues received and /or accrued during commercial years 2011 and 2012, with rates of 20% and 18.5%, respectively.

The effect on the change in tax rates caused an adjustment to the assets and liabilities accounts for deferred taxes, according to the profile projected for temporary reverse differences, in tax losses benefits and in other events that create differences between book and tax basis of assets and liabilities.

NOTE 7. PROPERTY, PLANT AND EQUIPMENT (IAS 16)

Properties, Plant and Equipment, Net	12/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Construction in progress	562,309	433,269
Land	821,288	743,950
Buildings	1,417,684	1,353,461
Plant and equipment	2,188,323	2,328,457
Information technology equipment	16,963	18,178
Fixed facilities and accessories	3,657	5,207
Motorized vehicles	10,057	9,791
Others	68,464	77,440

Total Net	5,088,745	4,969,753

Properties, plant and equipment, Gross
Constructions in progress	562,309	433,269
Land	821,288	743,950
Buildings	2,523,397	2,370,295
Plant and equipment	4,180,142	4,060,145
Information technology equipment	43,614	42,992
Fixed facilities and accessories	17,339	18,675
Motorized vehicles	32,328	31,066
Others	110,076	112,629

Total Gross	8,290,493	7,813,021

Accumulated depreciation and impairment
Buildings	(1,105,713)	(1,016,834)
Plant and equipment	(1,991,819)	(1,731,688)
Information technology equipment	(26,651)	(24,814)
Fixed facilities and accessories	(13,682)	(13,468)
Motorized vehicles	(22,271)	(21,275)
Others	(41,612)	(35,189)

Total	(3,201,748)	(2,843,268)

Description of Property, Plant and Equipment Pledged as Guarantee

Regarding Forestal Río Grande S.A, an affiliate of Fondo de Inversión Bío Bío, a special purpose entity, we note that in October 2006, first and second degree mortgages were executed in favor of JPMorgan Chase Bank N.A. and Arauco, respectively, which prohibited the sale of any property currently belonging to the aforementioned special purpose entity, in order to ensure fulfillment of payments to Fondo de Inversión Bío Bío.

In September 2007, Forestal Río Grande S.A acquired real estate in Yungay, located in Chile’s Region VIII, for which the company executed a first mortgage with prohibition to sell and encumber in favor of, among others, JPMorgan. Similarly, a second mortgage with prohibition to sell and encumber was executed in favor of Arauco.

	12/31/2010 ThU.S$	12/31/2009 ThU.S$	12/31/2008 ThU.S$
Collateral amount of property, plant and equipment	56,272	56,799	56,758

Commitments for project disbursements or for the acquisition of property, plant and equipment

	12/31/2010 ThU.S$	12/31/2009 ThU.S$	12/31/2008 ThU.S$
Amount committed for the acquisition of property, plant and equipment	268,391	187,441	212,155

	12/31/2010 ThU.S$	12/31/2009 ThU.S$	12/31/2008 ThU.S$
Disbursements for property, plant and equipment under construction	361,598	196,271	212,155

Movement on Property, Plant and Equipment

The following tables detail the movement of Property, Plant and Equipment as of December 31, 2010 and December 31, 2009:

Movement of Fixed Assets	Construction in Progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixed Facilities and Accessories ThU.S.$	Motorized Vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	Total ThU.S.$
Opening balance 01/01/2010	433,269	743,950	1,353,461	2,328,457	18,178	5,207	9,791	77,440	4,969,753
Changes
Additions	361,598	81,610	18,463	14,086	186	234	2,265	4,758	483,200
Acquisitions of business	216	660	4,244	21,420	0	0	14	1,137	27,691
Dispositions	(142)	(14,107)	(3,499)	(3,132)	(3)	(1)	(215)	(4,375)	(25,474)
Withdrawals	(1,024)	(6)	(1,020)	(4,315)	(11)	(39)	(2)	(408)	(6,825)
Depreciation costs	0	0	(68,237)	(160,894)	(1,966)	(810)	(1,892)	(1,708)	(235,507)
Impairment loss recognized in the Income Statement (note 17)	0	0	(24,198)	(110,408)	(63)	0	(102)	(9,341)	(144,112)
Exchange rate increase (decrease) of foreign currency	1,394	9,350	3,902	19,986	2	(1,395)	64	824	34,127
Reclassification of assets held for sale(1)	0	(5,003)	(5,877)	(3,228)	0	0	0	0	(14,108)
Other increase/decrease	(233,002)	4,834	140,445	86,351	640	461	134	137	0
Total Changes	129,040	77,338	64,223	(140,134)	(1,215)	(1,550)	266	(8,976)	118,992
Closing balance 12/31/2010	562,309	821,288	1,417,684	2,188,323	16,963	3,657	10,057	68,464	5,088,745

(1)	ThU.S.$3,745 for impairment loss is included in the assets value

Movement of Fixed Assets	Construction in Progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixed Facilities and Accessories ThU.S.$	Motorized Vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	Total ThU.S.$
Opening balance 01/01/2009	348,417	689,900	1,307,391	2,172,162	18,621	4,755	9,569	65,156	4,615,971
Changes
Additions	196,271	36,550	8,023	19,792	73	16	1,607	5,161	267,493
Acquisitions through business combination	4,951	5,548	44,364	192,216	0	0	458	5,870	253,407
Dispositions	(212)	(181)	(110)	(1,003)	(177)	(114)	(425)	(942)	(3,164)
Discontinuation of consolidation by the formation of joint venture registered under the equity method (note 15-16)	0	(32,014)	0	(27)	0	0	0	0	(32,041)
Withdrawals	(1,520)	(1,265)	(82)	(2,805)	(3)	(55)	(23)	(1,233)	(6,986)
Depreciation costs	0	0	(59,311)	(155,981)	(1,859)	(274)	(2,050)	(1,618)	(221,093)
Impairment loss recognized in the Income Statement	0	0	(1,416)	(1,694)	0	0	0	0	(3,110)
Exchange rate increase (decrease) of foreign currency	1,528	42,315	11,684	38,296	1	0	454	4,998	99,276
Other increase/decrease	(116,166)	3,097	42,918	67,501	1,522	879	201	48	0
Total Changes	84,852	54,050	46,070	156,295	(443)	452	222	12,284	353,782
Closing balance 12/31/2009	433,269	743,950	1,353,461	2,328,457	18,178	5,207	9,791	77,440	4,969,753

The depreciation charged to income as of December 31, 2010 and 2009 is as follows:

Depreciation for the period	12/31/2010 ThU.S.$	12/31/2009 ThU.S.$	12/31/2008 ThU.S.$
Cost of sale	187,208	190,945	177,054
Administration expenses	10,880	10,741	9,842
Other operating expenses(*)	33,952	3,347	2,360
Total	232,040	205,033	189,256

(*)	The balance of the period 2010, it refers to the cost of depreciation of plants detained product of the earthquake.

The useful lives of property, plant and equipment according to expected use of the assets are as follows:

		Minimum	Maximum	Average
Buildings	Useful Life in Years	16	89	39
Plant and equipment	Useful Life in Years	8	67	29
Information technology equipment	Useful Life in Years	6	18	5
Fixed facilities and accessories	Useful Life in Years	6	12	10
Motorized vehicles	Useful Life in Years	6	26	13
Others properties, plants and equipment	Useful Life in Years	5	27	16

NOTE 8. LEASES (IAS 17)

When assets are leased under a Financial lease, the current value of lease payments is treated as a receivable. The difference between the gross payment to be charged and the current value of said payment is shown as capital return.

Disclosure of Financial Leases Classified by Type of Asset, Leases

	12/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Property, Plant & Equipment Financial Leasing	440	608
Plant and Equipment	440	608

Reconciliation of Financial Lease Minimum Payments, Lessee

	12/31/2010
Minimum lease payments, lease payment obligations	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Due within one year	354	10	344
Due within one and five years	50	1	49
Due beyond five years	0	0	0
Total	404	11	393

	12/31/2009
Financial Lease	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Due within one year	381	20	361
Due within one and five years	253	6	247
Due beyond five years	0	0	0
Total	634	26	608

Leasing obligations that accrue interest are presented in the Consolidated Balance Sheet under Other Financial Liabilities Current and Non-current depending on the maturities stated above.

Reconciliation of Financial Lease Minimum Payments, Lessor

	12/31/2010
Minimum Financial Lease Payments Receivable, Financial Lease	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Due within one year	4,767	450	4,317
Due within one and five years	5,957	358	5,599
Due beyond five years	0	0	0
Total	10,724	808	9,916

	12/31/2009
Minimum Financial Lease Payments Receivable, Financial Lease	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Due within one year	4,860	545	4,315
Due within one and five years	7,940	490	7,450
Due beyond five years	0	0	0
Total	12,800	1,035	11,765

Accounts receivable in leasing are presented in the Consolidated Balance Sheet under Trade and Other Receivables current and non-current depending on the maturities stated above.

Significant Financial Lease Agreements

Arauco holds financial leases as a lessor and lessee detailed within the previous tables, and therefore, there are no contingent payments or restrictions to note.

NOTE 9. ORDINARY REVENUE (IAS 18)

(a)	Policy on Revenue recognition from the Sale of Goods

Revenue from the sale of goods is recognized when an Arauco entity has transferred to the buyer the significant risks and rewards of ownership, when the amount of revenue can be reliably measured, when Arauco cannot influence the management of the sold goods and when it is probable that the economic benefits associated with the transaction will flow to the entity.

Sales are recognized in terms of the arranged price stated in the sales contract, net of volume discounts and estimated refunds at the date of the sale. Volume discounts are evaluated in terms of estimated annual purchases. There is no significant financing component given that receivables for sales are collected within a low average time period, which is in line with market practices.

(b)	Policy on Revenue recognition from Rendering of Services

Arauco mainly has electric power, port and pest control services whose incomes are derived from fixed price service contracts, generally recognized during the period of the service contract on a straight-line basis throughout the duration of the contract.

Classes of Ordinary Revenue	January-December
	2010 ThU.S.$	2009 ThU.S.$	12/31/2008 ThU.S.$
Sale of goods	3,692,221	3,027,796	3,587,901
Service Contracts	96,133	85,249	125,992
Total	3,788,354	3,113,045	3,713,893

NOTE 10. EMPLOYEE BENEFITS (IAS 19)

This refers to severance payment obligations for years of service due to termination of service contracts that arise from benefits stated in work contracts and/or as severance payments stated in the Labor Law.

This is an estimate of the years of service-based severance payments to be recognized as a future termination payment liability, in accordance with in force work contracts held with workers and pursuant to actuarial valuation criteria for this type of liability.

The main factors considered for calculating the actuarial value of severance payments for years of service are employee turnover, salary increases and life expectancy of the workers included in this benefit.

Classes of Benefits and Expenses by Employee

Classes of Benefits Expenses by Employee	January-December
	2010 ThU.S.$	2009 ThU.S.$	12/31/2008 ThU.S.$
Personnel Expenses	279,813	215,719	196,853
Wages and salaries	264,572	209,687	190,821
Compensation for years of service	15,241	6,032	6,032

The following tables detail the balances and the movement of payments for years of service provisioned as of December 31, 2010 and December 31, 2009.

	12/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Current	3,312	2,372
Non-current	35,964	25,295

Total	39,276	27,667

Roll-forward	12/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Opening balance	27,667	20,297
Current service cost	1,851	905
Interest cost	1,798	1,614
Actuarial gains	11,256	3,653
Benefits paid	(5,537)	(4,054)
Increase for currency exchange	2,241	5,252
Closing balance	39,276	27,667

NOTE 11. EFFECT OF FOREIGN CURRENCY RATE VARIATIONS (IAS 21)

Local and foreign currency

Currency assets and liabilities as of December 31, 2010 and December 31, 2009 are as follows:

	12-31-2010 ThU.S.$	12-31-2009 ThU.S.$
Liquid Assets	1,046,743	542,625
US Dollar	516,201	185,995
Euro	73,573	66,935
Other currencies	48,511	64,879
$ not adjustable	408,458	224,816
U.F.	0	0

Cash and Cash Equivalents	1,043,834	534,199
US Dollar	513,292	177,569
Euro	73,573	66,935
Other currencies	48,511	64,879
$ not adjustable	408,458	224,816
U.F.	0	0

Other Financial Assets	2,909	8,426
US Dollar	2,909	8,426

Accounts Receivable in short and long term
Accounts Receivable in short and long term	804,328	585,848
US Dollar	545,703	412,826
Euro	31,651	19,348
Other currencies	94,134	36,090
$ not adjustable	124,490	110,394
U.F.	8,350	7,190

Trades and Current Accounts Receivable	774,289	558,441
US Dollar	528,657	397,394
Euro	31,651	19,348
Other currencies	93,075	35,074
$ not adjustable	115,338	102,098
U.F.	5,568	4,527

Trades and Non-Current Accounts Receivable	11,965	11,080
US Dollar	4,389	4,152
Other currencies	205	102
$ not adjustable	4,589	4,163
U.F.	2,782	2,663

Accounts Receivable from related parties, current	18,074	16,327
US Dollar	12,657	11,280
Euro	854	0
Other currencies	4,563	914
$ not adjustable	0	4,133

Other Assets	10,655,261	10,285,354
US Dollar	10,276,275	10,016,050
Euro	458	57
Other currencies	142,569	86,720
$ not adjustable	214,370	163,233
U.F.	21,589	19,294

Total Assets	12,506,332	11,413,827
US Dollar	11,338,179	10,614,871
Euro	105,682	86,340
Other currencies	285,214	187,689
$ not adjustable	747,318	498,443
U.F.	29,939	26,484

Local and foreign currency, continued

	12-31-2010		12-31-2009
	Up to 90 days ThU.S.$	From 91 days to 1 year ThU.S.$	Up to 90 days ThU.S.$	From 91 days to 1 year ThU.S.$
Total Liabilities, current	763,439	445,622	611,908	339,505
US Dollar	654,148	440,318	562,286	318,247
Euro	5,105	0	3,922	0
Other currencies	48,019	2,501	16,962	18,959
$ not adjustable	49,809	0	24,678	0
U.F.	6,358	2,803	4,060	2,299

Other Financial Liabilities, current	109,051	445,622	196,052	339,505
US Dollar	95,871	440,318	195,047	318,247
Other currencies	9,980	2,501	27	18,959
U.F.	3,200	2,803	978	2,299
Bank loans	50,602	52,214	150,964	52,011
US Dollar	40,622	49,713	150,937	33,052
Other currencies	9,980	2,501	27	18,959
Financial leases	94	250	361	0
U.F.	94	250	361	0
Other loans	58,355	393,158	44,727	287,494
US Dollar	55,249	390,605	44,110	285,195
U.F.	3,106	2,553	617	2,299

Other Financial Liabilities, current	654,388	0	415,856	0
US Dollar	558,277	0	367,239	0
Euro	5,105	0	3,922	0
Other currencies	38,039	0	16,935	0
$ not adjustable	49,809	0	24,678	0
U.F.	3,158	0	3,082	0

Local and foreign currency, continued

	12-31-2010		12-31-2009
	From 13 months to 5 years ThU.S.$	More than 5 years ThU.S.$	From 13 months to 5 years ThU.S.$	More than 5 years ThU.S.$
Total Liabilities, non-current	2,640,189	1,816,507	2,479,289	1,600,692
US Dollars	1,518,182	1,277,116	1,434,486	1,322,361
Other currencies	301,667	3,578	271,572	4,220
$ not adjustable	684,401	0	651,318	0
U.F.	135,939	535,813	121,913	274,111

Other Financial Liabilities, non-current	1,092,922	1,816,507	1,077,318	1,600,692
US Dollars	950,795	1,277,116	955,080	1,322,361
Other currencies	6,188	3,578	325	4,220
U.F.	135,939	535,813	121,913	274,111
Bank loans	290,815	3,925	271,182	76,623
US Dollars	284,627	347	270,857	72,403
Other currencies	6,188	3,578	325	4,220
Financial leases	49	0	247	0
U.F.	49	0	247	0
Other loans	802,058	1,812,582	805,889	1,524,069
US Dollars	666,168	1,276,769	684,223	1,249,958
U.F.	135,890	535,813	121,666	274,111

Other Financial Liabilities, non-current	1,547,267	0	1,401,971	0
US Dollars	567,387	0	479,406	0
Other currencies	295,479	0	271,247	0
$ not adjustable	684,401	0	651,318	0
U.F.	0	0	0	0

Effect of exchange rate variations

The functional currency of Brazilian subsidiaries and associate companies is the Brazilian Real. Therefore, their individual financial statements have been expressed in the presentation currency as follows:

(i)	Assets and liabilities for each balance sheet are translated at the closing exchange rate;

(ii)	Income and expenses for each income statement are translated at the average monthly exchange rate, given that to date this average has been a fair estimate of the cumulative effect of the exchange rates at the time of the transactions;

(iii)	All the resulting exchange differences are recognized as a separate component of net equity.

In consolidation, the exchange rate differences arising from the translation of a net investment in companies that use currencies other than the U.S. Dollar, and those from loans and other instruments in foreign currencies recognized as hedging these investments, are assigned to net equity.

Subsidiaries that use functional currency other than the U.S. Dollar are as follow:

Subsidiary	Country	Functional currency
Arauco do Brasil S.A.	Brazil	Real
Arauco Forest Brasil S.A.	Brazil	Real
Arauco Florestal Arapoti S.A.	Brazil	Real
Arauco Distribución S.A.	Chile	Chilean peso
Investigaciones Forestales Bioforest S.A.	Chile	Chilean peso

	January-December
	2010 ThU.S.$	2009 ThU.S.$	2008 ThU.S.$
Exchange differences recognized in income and loss, except for financial instruments measured at fair value through income and loss	(7,994)	14,612	(67,778)
Conversion reverse	47,070	177,480	(148,469)

NOTE 12. BORROWING COSTS (IAS 23)

Arauco capitalized interest on existing investment projects. For the recording of this capitalization Arauco estimated the average rate of borrowing to finance these investment projects.

	January-December
	2010 ThU.S.$	2009 ThU.S.$
Property, plant and equipment capitalized cost
Property, plant and equipment capitalized interest cost rate	5.94%	5.86%
Amount of the capitalized interest cost, property, presented as plant and equipment	8,613	8,868

NOTE 13. RELATED PARTIES (IAS 24)

Related Party Disclosure

Related parties are those companies as defined in IAS 24 and under the standards of the Chilean Securities Commission and the Chilean Limited Company Law.

Outstanding balances with related parties at the end of each period correspond mainly to regular commercial operations negotiated in Chilean Pesos, where collection or payment deadlines do not often exceed 30 days and in general do not have adjustment or interest clauses.

At the date of these consolidated financial statements there are no provisions for doubtful debts and no guarantees provided or associated with inter-company balances.

Name of Group’s Main Controller

The ultimate controllers of the Company are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through Inversiones Angelini y Cia. Ltda.

Name of the Intermediate Controlling Entity that Prepares Financial Statements for Public Use

Empresas Copec S.A.

Salaries Received by Key Management Personnel by Category

Key personnel salaries including directors, managers and sub-managers consist of a fixed monthly rate, with a possible annual discretionary bonus.

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Transactions with related parties are performed under market conditions.

Detail of Relationship between Parent Company and Subsidiary

ID Nº	Company Name	Origin Country	Functional Currency	% Share 12/31/2010			% Share 12/31/2009
				Direct	Indirect	Total	Direct	Indirect	Total
—	Agenciamiento y Servicios Profesionales S.A.	Mexico	U.S. Dollar	0.0020	99.9970	99.9990	0.0020	99.9966	99.9986
—	Alto Paraná S.A.	Argentina	U.S. Dollar	0	99.9766	99.9766	0	99.9762	99.9762
—	Arauco Australia S.A.	Australia	U.S. Dollar	0	99.9990	99.9990	0	99.9986	99.9986
96547510-9	Arauco Bio Energía S.A. (Arauco Generación S.A.)	Chile	U.S. Dollar	98.0000	1.9985	99.9985	98.0000	1.9985	99.9985
—	Arauco Colombia S.A.	Colombia	U.S. Dollar	1.5000	98.4980	99.9980	1.5000	98.4976	99.9976
—	Arauco Denmark Aps	Denmark	U.S. Dollar	0	99.9990	99.9990	0	99.9991	99.9991
96765270-9	Arauco Distribución S.A.	Chile	Chilean pesos	0	99.9992	99.9992	0	99.9992	99.9992
—	Arauco Do Brasil S.A. (ex-Placas do Paraná S.A.)	Brazil	Real	2.4990	97.5000	99.9990	0	99.9986	99.9986
—	Arauco Ecuador S.A.	Ecuador	U.S. Dollar	0.1000	99.8990	99.9990	0.1000	99.8986	99.9986
—	Arauco Florestal Arapoti S.A.	Brazil	Real	0	79.9992	79.9992	0	79.9989	79.9989
—	Arauco Forest Brasil S.A.	Brazil	Real	23.1991	76.8000	99.9991	33.7137	66.2851	99.9988
—	Arauco Forest Products B.V.	Holland	U.S. Dollar	0	99.9990	99.9990	0	99.9991	99.9991
—	Arauco Holanda Cooperatief U.A.	Holland	U.S. Dollar	0	99,9990	99,9990	0	0	0
96563550-5	Inversiones Arauco Internacional Ltda. (ex Arauco Internacional S.A.)	Chile	U.S. Dollar	98.6058	1.3932	99.9990	98.0377	1.9609	99.9986
—	Arauco Perú S.A.	Peru	U.S. Dollar	0.0013	99.9977	99.9990	0.0013	99.9973	99.9986
—	Arauco Wood Products, Inc.	USA	U.S. Dollar	0.3953	99.6037	99.9990	0.3953	99.6033	99.9986
—	Araucomex S.A. De C.V.	Mexico	U.S. Dollar	0.0005	99.9985	99.9990	0.0005	99.9981	99.9986
96565750-9	Aserraderos Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9992	99.9992	99.0000	0.9992	99.9992
82152700-7	Bosques Arauco S.A.	Chile	U.S. Dollar	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
—	Catan Empreendimentos e Participacoes S.A.	Brazil	Real	0	99.9934	99.9934	0	0	0
96657900-5	Controladora De Plagas Forestales S.A.	Chile	Chilean pesos	0	59.6326	59.6326	0	59.6326	59.6326
—	Empreendimentos Florestais Santa Cruz Ltda. (ex-Lucchese Empreendimentos E Participacoes Ltda.	Brazil	Real	0	99.9766	99.9766	0	99.9885	99.9885
—	Faplac S.A.	Argentina	U.S. Dollar	0	0	0	0	99.9979	99.9979
—	Flooring S.A.	Argentina	U.S. Dollar	0	0	0	0	99.9984	99.9984
96573310-8	Forestal Arauco S.A.	Chile	U.S. Dollar	99.9248	0	99.9248	99.9248	0	99.9248
85805200-9	Forestal Celco S.A.	Chile	U.S. Dollar	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
93838000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	0	97.4281	97.4281	0	97.4281	97.4281
78049140-K	Forestal Los Lagos S.A.	Chile	U.S. Dollar	0	79.9405	79.9405	0	79.9405	79.9405
—	Forestal Misiones S.A.	Argentina	U.S. Dollar	0	0	0	0	99.9885	99.9885
—	Forestal Nuestra Señora Del Carmen S.A.	Argentina	U.S. Dollar	9.1600	90.8391	99.9991	9.1600	90.8387	99.9987
96567940-5	Forestal Valdivia S.A.	Chile	U.S. Dollar	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
—	Industrias Forestales S.A.	Argentina	U.S. Dollar	9.9770	90.0221	99.9991	9.9770	90.0217	99.9987
—	Inversiones Celco S.L.	Spain	U.S. Dollar	0	99.9990	99.9990	0	99.9986	99.9986
79990550-7	Investigaciones Forestales Bioforest S.A.	Chile	Chilean pesos	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
—	Leasing Forestal S.A.	Argentina	U.S. Dollar	0	99.9771	99.9771	0	99.9767	99.9767
—	Mahal Empreendimentos e Participacoes S.A.	Brazil	Real	0	99.9934	99.9934	0	0	0
96510970-6	Paneles Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9992	99.9992	99.0000	0.9992	99.9992
—	Savitar (Forestal Talavera S.A.)	Argentina	U.S. Dollar	0	99.9944	99.9944	0	99.9985	99.9985
96637330-K	Servicios Logísticos Arauco S.A.	Chile	U.S. Dollar	45.0000	54.9995	99.9995	45.0000	54.9995	99.9995

Subsidiaries listed in the above table and special purpose entity Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. are included in the consolidation process.

Termination Benefits received by Key Management Personnel

	January-December
	2010 ThU.S.$	2009 ThU.S.$	2008 ThU.S.$
Salaries and bonus	44,386	33,128	32,869
Diet Directory	1,456	1,333	1,454
Termination benefits	2,296	963	957
Total	48,138	35,424	35,280

Related Party Receivables

Name of Related Party	Corresponding ID No.	Nature of Relationship	Country of Origin	Currency Rate	Maximum Maturity	12/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Forestal Mininco S.A.	91,440,000-7	Indirect	Chile	Chilean pesos	30 days	21	169
CMPC Celulosa S.A.	96,532,330-9	Indirect	Chile	Chilean pesos	30 days	536	0
Eka Chile S.A.	99,500,140-3	Associates	Chile	Chilean pesos	30 days	3,665	0
Forestal del Sur S.A.	79,825,060-4	Indirect	Chile	Chilean pesos	30 days	4,032	3,247
Stora Enso Arapoti Industria de Papel S.A.	—	Associates	Brazil	Real	30 days	1,112	818
Fundación Educacional Arauco	71,625,000-8	Other related party	Chile	Chilean pesos	30 days	340	717
Dynea Brasil S.A.	—	Associates	Brazil	Real	30 days	0	96
El Esparragal Asoc. Agraria de Resp. Ltda.	—	Other related party	Uruguay	U.S. Dollar	30 days	0	11,280
Colbún S.A.	96,505,760-9	Other related party	Chile	U.S. Dollar	30 days	8,368	0

Total						18,074	16,327

Related Party Payables

Name of Related Party	Corresponding ID No.	Nature of Relationship	Country of Origin	Currency Rate	Maximum Maturity	12/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Compañia de Petróleos de Chile S.A.	99,520,000-7	Affiliate of shareholder	Chile	Chilean pesos	30 days	5,989	7,823
Abastible S.A.	91,806,000-6	Affiliate of shareholder	Chile	Chilean pesos	30 days	233	326
Depósitos Portuarios Lirquén S.A.	96,871,870-3	Other related party	Chile	Chilean pesos	30 days	32	4
Eka Chile S.A.	99,500,140-3	Associates	Chile	Chilean pesos	30 days	0	847
Empresas Copec S.A.	90,690,000-9	Parent Company	Chile	Chilean pesos	30 days	27	0
Sigma S.A.	86,370,800-1	Other related party	Chile	Chilean pesos	30 days	3	0
Portaluppi, Guzmán y Bezanilla Abogados	78,096,080-9	Other related party	Chile	Chilean pesos	30 days	131	0
Empresa Nacional de Telecomunicaciones S.A.	92,580,000-7	Indirect	Chile	Chilean pesos	30 days	27	7
Servicios Corporativos Sercor S.A.	96,925,430-1	Associates	Chile	Chilean pesos	30 days	4	4
Puerto de Lirquén S.A.	82,777,100-7	Associates	Chile	Chilean pesos	30 days	655	595
Compañía Puerto de Coronel S.A.	79,895,330-3	Associates	Chile	Chilean pesos	30 days	237	530
CMPC Maderas S.A.	95,304,000-K	Other related party	Chile	Chilean pesos	30 days	1,826	0
Sodimac S.A.	92,792,430-K	Other related party	Chile	Chilean pesos	30 days	45	0

Total						9,209	10,136

Related party transactions

Purchases

Name of Related Party	Corresponding ID No.	Nature of Relationship	Country of Origin	Currency Rate	Transaction Detail	12/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Abastible S.A.	91,806,000-6	Affiliate of shareholder	Chile	Chilean pesos	Fuel	2,897	2,500
Empresas Copec S.A.	90,690,000-9	Parent Company	Chile	Chilean pesos	Management service	272	294
Compañia de Petróleos de Chile S.A.	99,520,000-7	Affiliate of shareholder	Chile	Chilean pesos	Fuel and lubricant	71,424	69,638
Compañía Puerto de Coronel S.A.	79,895,330-3	Associates	Chile	Chilean pesos	Transport and stowage	4,100	4,390
Codelco Chile	61,704,000-k	Indirect	Chile	Chilean pesos	Supplies	1,367	2,186
Dynea Brasil S.A.	—	Associates	Brazil	Real	Chemical products	9,695	27,596
Dynea Brasil S.A.	—	Associates	Brazil	Real	Melamine paper	5,466	18,917
Eka Chile S.A.	99,500,140-3	Associates	Chile	Chilean pesos	Sodium chlorate	39,338	57,340
Eka Chile S.A.	99,500,140-3	Associates	Chile	Chilean pesos	Supplies	0	547
Forestal del Sur S.A.	79,825,060-4	Indirect	Chile	Chilean pesos	Wood and logs	1,087	1,145
Portaluppi, Guzmán y Bezanilla Abogados	78,096,080-9	Other related party	Chile	Chilean pesos	Legal services	1,344	1,480
Puerto de Lirquén S.A.	82,777,100-7	Associates	Chile	Chilean pesos	Port services	7,049	8,162
Empresa Nacional de Telecomunicaciones S.A.	92,580,000-7	Asociates	Chile	Chilean pesos	Telephone services	252	224
Sodimac S.A.	96,792,430-k	Associates	Chile	Chilean pesos	Other purchases	248	5
CMPC Maderas S.A.	95,304,000-k	Indirect	Chile	Chilean pesos	Logs and fixed asset	49	325
Forestal Mininco S.A.	91,440,000-7	Indirect	Chile	Chilean pesos	Logs and others	705	116
CMPC Celulosa S.A.	96,532,330-8	Indirect	Chile	Chilean pesos	Other purchases	893	125

Sales

Name of Related Party	Corresponding ID No.	Nature of Relationship	Country of Origin		Transaction Detail	12/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Colbún S.A.	96,505,760-9	Indirect	Chile	Chilean pesos	Electrical power	2,418	12,342
Colbún S.A.	96,505,760-9	Indirect	Chile	Chilean pesos	Other sales	9,179	118
Dynea Brasil S.A.	—	Associates	Brazil	Real	Management service	160	529
Dynea Brasil S.A.	—	Associates	Brazil	Real	Fuel	259	682
Eka Chile S.A.	99,500,140-3	Associates	Chile	Chilean pesos	Electrical power	26,277	19,580
Sodimac S.A.	96,792,430-k	Indirect	Chile	Chilean pesos	Wood	35,873	29,688
Stora Enso Industria de Papel S.A.	—	Associates	Brazil	Real	Wood	8,839	7,457
Forestal del Sur S.A.	79,825,060-4	Indirect	Chile	Chilean pesos	Woodchip	26,985	16,689
Forestal Mininco S.A.	91,440,000-7	Indirect	Chile	Chilean pesos	Wood	2,061	823
CMPC Celulosa S.A.	96,532,330-8	Indirect	Chile	Chilean pesos	Inputs	4,567	192
Cartulinas CMPC S.A.	96,731,890-6	Indirect	Chile	Chilean pesos	Pulp	16,225	0

NOTE 14. CONSOLIDATED FINANCIAL STATEMENTS (IAS 27)

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

Arauco applies the purchase method to record a business combination. Acquisition cost is the fair value of assets delivered, of equity instruments issued and of the liabilities incurred or committed at the date of exchange, plus all direct costs attributable to the acquisition. Identifiable acquired assets and liabilities as well as the contingencies committed to in business combinations are initially recognized at fair value at the date of acquisition, despite minority interest scope. Excess of acquisition cost over the Fair Value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than Fair Value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of income.

All intercompany transactions, accounts receivable, accounts payable and intercompany unrealized income are eliminated.

Disclosure of Subsidiary Investments

On June 28 and July 14, 2010 the Alto Paraná subsidiary made two additional capital contributions to the brasilian society Empreendimentos Florestais Santa Cruz Ltda. The first amount of ThReal$17,150 (ThU.S.$9,649), and the second one in the amount of ThReal$880 (ThU.S.$502). The abovementioned investments were done as part of the expansion policy of the business throughout the acquisition of forest assets in Brazil. That operation will be carried out by the related society Catan Empreendimentos e Participaçiónes S.A., of which, Empreendimentos Florestais Santa Cruz Ltda. and Arauco Forest Brasil S.A. owns the 25.24% and 74.76%, respectively.

On February 2, March 12, May 10 and July 9, 2010 capital contributions amounted to ThU.S.$2,000 each one, were made to the associated company Inversiones Puerto Coronel S.A.

On March 15, 2010 Arauco, through its subsidiary Placas do Paraná S.A. (now Arauco do Brasil S.A.) made a contribution of ThU.S.$15,000 to acquire 50% of the shares of Dynea Brasil S.A. This resulted in Placas do Paraná S.A. (now Arauco do Brasil S.A.) holding 100% of participation in Dynea Brasil S.A. This investment generated negative goodwill of ThU.S.$1,113 presented in the income statement under Other income (loss).

Dynea Brasil S.A. was merged by Placas do Paraná S.A. in April, 2010.

On January 4, 2010, the societary reorganization was approved as a consequence of the merging by absorption done by the subsidiary Alto Paraná S.A, of Faplac S.A. and Flooring S.A. effective last January 1, 2010.

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

On January 1, 2010, Placas do Paraná S.A. was merged with Arauco do Brasil S.A.

On June 30, 2009, Arauco through its subsidiary Arauco Internacional S.A., acquired 80% of Savitar (Forestal Talavera S.A.) for ThU.S.$10,131. Previously, on March 28, 2008, through its subsidiary Faplac S.A., Arauco Internacional S.A. acquired 20% of Savitar. This acquisition generated an income of ThU.S.$701 presented in the Consolidated Statements of Income under Other income (loss).

The following tables detail the fair value of the assets and liabilities acquired at the acquisition date, as disclosed in Note 4:

Dynea Brasil S.A.	03/15/2010 ThU.S.$
Cash	8,023
Trade accounts receivable	3,621
Inventory	4,535
Property, plant and equipment	29,212
Deferred income tax	140
Other assets	933

Total Assets	46,464

Trade payables	6,707
Deferred income tax	8,267
Other liabilities	854

Total Liabilities	15,828

Tafisa S.A.	08/26/2009 ThU.S.$
Cash	2,891
Trade accounts receivable	29,141
Inventory	19,699
Property, plant and equipment	253,407
Deferred income tax	26,133
Other assets	7,949

Total Assets	339,220

Bank loans	26,799
Trade payables	32,306
Deferred income tax	54,341
Provisions(*)	31,250
Other liabilities	84,204

Total Liabilities	228,900

(*)	corresponds to legal provisions (see Note 18)

Savitar (Forestal Talavera S.A.)	06/30/2009 ThU.S.$
Cash	106
Trade accounts receivable	116
Property, plant and equipment	15,302
Biological assets	3,113
Other assets	278

Total Assets	18,915

Trade payables	505
Deferred income tax	5,888
Other liabilities	49

Total Liabilities	6,442

Goodwill and negative goodwill for investments presented in the tables above is as follows:

2010	Dynea ThU.S.$
Paid value	15,000
50% acquired in previous years	14,523
Fair value of assets and liabilities acquired	(30,636)
Negative goodwill	(1,113)

2009	Tafisa ThU.S.$	Savitar ThU.S.$
Paid value	166,977	10,131
20% acquired in 2008	0	1,641
Fair value of assets and liabilities acquired	110,320	12,473
Goodwill (Negative goodwill)	56,657	(701)

Details of the subsidiaries are set out in Note 13.

Summarized financial information of major subsidiaries of Arauco:

Significant subsidiary	Aserraderos Arauco
Country of incorporation	S.A. Chile
Functional currency	U.S. Dollar
Percentage of participation	99.9992%

	12/31/2010
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	397,995	71,576
Non-current of subsidiary	245,817	19,535
Total subsidiary	643,812	91,111

	12/31/2009
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	302,576	35,901
Non-current of subsidiary	234,402	18,368
Total subsidiary	536,978	54,269

	12/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Income of subsidiary	525,587	399,227
Expenses of subsidiary	(456,390)	(389,699)
Net Gain (loss) of subsidiary	69,197	9,528

Significant subsidiary	Paneles Arauco S.A.
Country of incorporation	Chile
Functional currency	U.S. Dollar
Percentage of participation	99.9992%

	12/31/2010
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	451,136	51,677
Non-current of subsidiary	314,987	86,999
Total subsidiary	766,123	138,676

	12/31/2009
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	367,666	44,467
Non-current of subsidiary	308,499	85,605
Total subsidiary	676,165	130,072

	12/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Income of subsidiary	574,697	463,720
Expenses of subsidiary	(494,378)	(418,640)
Net Gain (loss) of subsidiary	80,319	45,080

Significant subsidiary	Arauco Internacional S.A.
Country of incorporation	Chile
Functional currency	U.S. Dollar
Percentage of participation	99.9986%

	12/31/2010
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	43,804	1,931
Non-current of subsidiary	1,954,721	2,220
Total subsidiary	1,998,525	4,151

	12/31/2009
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	33,259	440,632
Non-current of subsidiary	1,701,745	2,377
Total subsidiary	1,735,004	443,009

	12/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Income of subsidiary	100,441	140,075
Expenses of subsidiary	(22,559)	(18,453)
Net Gain (loss) of subsidiary	77,882	121,622

Significant subsidiary	Forestal Arauco S.A.
Country of incorporation	Chile
Functional currency	U.S. Dollar
Percentage of participation	99.9248%

	12/31/2010
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	9,311	313,024
Non-current of subsidiary	2,917,877	337
Total subsidiary	2,927,188	313,361

	12/31/2009
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	8,639	320,487
Non-current of subsidiary	2,900,808	290
Total subsidiary	2,909,447	320,777

	12/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Income of subsidiary	54,420	38,511
Expenses of subsidiary	(30,194)	(21,724)
Net Gain (loss) of subsidiary	24,226	16,787

NOTE 15. INVESTMENTS IN ASSOCIATES (IAS 28)

The following table shows information on Investments in Associates as of December 31, 2010 and December 31, 2009, respectively:

Name of Associate	Puerto de Lirquén S.A.
Country of Incorporation of Associate	Chile
Functional Currency	U.S. Dollar

Main Activities of Associate	Dock and warehousing operations for owned assets and third parties, loading and unloading of all classes of goods, as well as warehousing, transportation and mobilization operations
Percentage Share in Associate %	20.13809%

	12/31/2010	12/31/2009
Investment in Associate	ThU.S.$44,077	ThU.S.$41,341

Name of Associate	Inversiones Puerto Coronel S.A.
Country of Incorporation of Associate	Chile
Functional Currency	U.S. Dollar

Main Activities of Associate	Investments in movables and real estate, company acquisitions, securities and investment instruments, investment management and development and/or participation in businesses and companies related to industrial, shipping, forest and commercial activities.
Percentage Share in Associate %	50.00%

	12/31/2010	12/31/2009
Investment in Associate	ThU.S.$31,453	ThU.S.$24,435

Name of Associate	Servicios Corporativos Sercor S.A.
Country of Incorporation of Associate	Chile
Functional Currency	Pesos

Main Activities of Associate	Consulting services to Boards of Directors and Management of companies related to Business Management
Percentage Share in Associate %	20.00%

	12/31/2010	12/31/2009
Investment in Associate	ThU.S.$1,349	ThU.S.$1,263

Name of Associate	Dynea Brasil S.A.
Country of Incorporation of Associate	Brazil
Functional Currency	Real

Main Activities of Associate	a) Production and sale of resins; b) Paper Impregnation for panel coating and commercialization
Percentage Share in Associate %	Merged (see Note 14)	50.00%

	12/31/2010	12/31/2009
Investment in Associate	—	Th U.S.$14,514

Name of Associate	Stora Enso Arapoti Industria de Papel S.A.
Country of Incorporation of Associate	Brazil
Functional Currency	Real

Main Activities of Associate	Industrialization and commercialization of paper and cellulose, raw materials and by-products
Percentage Share in Associate %	20.00%

	12/31/2010	12/31/2009
Investment in Associate	ThU.S.$38,694	ThU.S.$36,851

Name of Associate	Genómica Forestal S.A.
Country of Incorporation of Associate	Chile
Functional Currency	Pesos

Main Activities of Associate	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatic tools with the purpose of strengthening company genetic programs and improving the competitive position of the Chilean forestry industry for priority species.
Percentage Share in Associate %	25.00%

	12/31/2010	12/31/2009
Investment in Associate	ThU.S.$62	ThU.S.$31

Summarized financial Information of Associates

	12/31/2010
	Assets ThU.S.$	Liabilities ThU.S.$
Current assets	108,108	38,565
Non-current assets	390,685	10,523
Equity	0	449,705
Total Associates(*)	498,793	498,793

	12/31/2009
	Assets ThU.S.$	Liabilities ThU.S.$
Current assets	124,799	46,663
Non-current assets	377,004	21,324
Equity	0	433,816
Total Associates(*)	501,803	501,803

	12/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Ordinary income	261,860	254,620
Ordinary expenses	(255,704)	(236,045)
Net income (loss)(*)	6,156	18,575

(*)	Includes Investments in associates that do not qualify as Joint Ventures.

Movement in Investment in Associates and Joint Ventures

	12/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Investments in associates accounted for using the equity method, opening balance	476,101	141,590

Investment Changes in Associate Companies
Investment in Associates and joint ventures, Additions	62,559	266,210
Negative goodwill immediately recognized	1,113	36,170
Gain for incorporation in joint ventures	0	28,167
Equity in income (Loss) investments in associates	1,906	4,084
Equity in income (Loss) joint ventures	(9,599)	2,537
Dividends Received, Investments in Associates	(5,737)	(20,221)
Increase (Decrease) in foreign exchange translation of investment in associates	1,045	16,125
Other Increase (Decrease) in investment in associates	(29,184)	1,439

Changes in Associate Company Investments, Total	22,103	334,511

Investments in Associates accounted for using the equity method, closing balance	498,204	476,101

NOTE 16. INTERESTS IN JOINT VENTURES (IAS 31)

These investments are presented in the Consolidated Balance Sheet together with investments in associates and measured by using the equity method.

If a Joint Venture associate incurs negative equity as a result of legal or implicit obligations of its associate, or has made payments on behalf of its associate, then it must recognize a liability by reducing the value of the investment to zero until the associate generates income that would reverse the negative equity previously generated due to the losses.

Realized Investments

During the year ended December 31, 2010 there are no investments in joint ventures to disclose.

Investments in Uruguay during 2009

a) Stora Enso Amsterdam B.V.-Forestal Cono Sur S.A. joint venture

On October 1, 2009 Stora Enso Amsterdam B.V. (a subsidiary of the transnational Swedish-Finnish company Stora Enso Oyj) agreed to provide 100% of the shares of Stora Enso Uruguay S.A, to Forestal Cono Sur S.A., a subsidiary of Arauco in Uruguay at that date and Arauco agreed to provide 50% of the shares of Forestal Cono Sur S.A. to Stora Enso Amsterdam B.V., resulting in a change of control of this subsidiary. Hence, Arauco has a 50% of participation in Forestal Cono Sur S.A. For accounting purposes, Arauco elected to early adopt IAS 27R “Consolidated and Separate Financial Statements” and recorded an income as a result of the incorporation of the joint venture of ThU.S.$ 28,167, which is presented in the Financial Income Statement in the line Other income (loss).

b) Arauco Internacional S.A.-Stora Enso Amsterdam B.V. joint venture

On October 16, 2009, Arauco, through its subsidiary Arauco Internacional S.A, acquired, jointly and in equal parts with the Finnish-Swedish multinational company Stora Enso Oyj (Stora Enso), through its subsidiary Stora Enso Amsterdam B.V., the following subsidiaries in Uruguay from the Spanish Grupo Empresarial ENCE, S.A. (“Ence”): Eufores S.A. (along with its subsidiaries El Esparragal Asociación Agraria de Responsabilidad Ltda.,

and Terminal Logística e Industrial M’Bopicuá S.A), Celulosa y Energia Punta Pereira S.A. and Zona Franca Punta Pereira S.A. The 50% paid by Arauco amounted to ThU.S.$116,279, which generated an income of ThU.S.$36,170.

The following table details the income recognized upon acquisition:

Grupo Ence ThU.S.$
Equity at fair value at purchase date	304,898

50% of participation purchased by Arauco	152,449
Consideration paid	116,279
Negative goodwill immediately recognized	36,170

The assets and liabilities at fair value at the respective operations date, are presented in the following tables:

Forestal Cono Sur S.A. Consolidated	10/01/2009 ThU.S.$
Cash	187
Trade and Other receivables	6,157
Inventories	1,522
Property, plant and equipment	199,657
Biological assets	52,805
Other assets	4,171

Total Assets	264,499

Trade payables	2,481
Deferred taxes	1,656
Other liabilities	3,744

Total liabilities	7,881

Ence Group	10/16/2009 ThU.S.$
Cash	3
Trade and Other receivables	52,892
Inventories	7,285
Property, plant and equipment	254,040
Biological assets	136,437
Other assets	5,041

Total Assets	455,698

Bank loans	37,013
Trade and Other payables	108,432
Deferred taxes	170
Other liabilities	4,493

Total liabilities	150,108

The main assets acquired from Ence are: 130,000 hectares of land (of which 73,000 hectares are forestry plantations and 6,000 hectares are under agreements with third parties); one industrial site, the necessary environmental permits for the construction of a pulp mill; a river terminal; one chip producing mill, and one nursery.

All these assets are added to the land and plantations that Stora Enso and Arauco control through a joint venture in Uruguay, which currently maintains forestry equity of approximately 254,000 hectares of land, of which 135,740 hectares are planted.

At a later date, as mentioned in above paragraphs, during 2009, Arauco made contributions to Forestal Cono Sur S.A. and Ence Group that amounted to ThU.S.$2,000 and ThU.S.$10,000, respectively. In 2010, Arauco made capital contributions to these companies of a total of ThU.S.$39,559.

The investments in Uruguay mentioned above qualify as joint ventures because of existing contracts that stipulate that both Arauco and Stora Enso maintain joint control of such investments.

Furthermore, Arauco holds a 50% share in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to cellulose plants in Chile. A contractual agreement in effect between and Arauco and this company has permitted Arauco and Eka to initiate certain joint venture activities.

Summary Financial Information of significant investments in Joint Ventures

	12/31/2010		12/31/2009
Forestal Cono Sur S.A. (consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	13,735	4,792	5,392	3,122
Non-Current	274,224	13,060	259,307	1,726
Equity	0	270,107	0	259,851
Total Joint Venture	287,959	287,959	264,699	264,699

Investment	135,054		129,925

	12/31/2010		12/31/2009
Income	3,372		1,252
Expenses	(9,337)		(2,045)
Joint Venture Net Incomr (Loss)	(5,965)		(793)

	12/31/2010		12/31/2009
Eufores S.A. (consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	26,252	31,120	31,539	61,752
Non-Current	415,532	23,358	404,459	22,742
Equity	0	387,306	0	351,504
Total Joint Venture	441,784	441,784	435,998	435,998

Investment	193,653		175,752

	12/31/2010		12/31/2009
Income	43,298		5,885
Expenses	(51,318)		(5,029)
Joint Venture Net Income (Loss)	(8,020)		856

	12/31/2010		12/31/2009
Eka Chile S.A.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	19,546	6,582	30,612	6,325
Non-Current	31,524	3,768	33,475	3,942
Equity	0	40,720	0	53,820
Total Joint Venture	51,070	51,070	64,087	64,087

Investment	20,360		26,910

	12/31/2010		12/31/2009
Income	42,467		61,866
Expenses	(45,454)		(57,210)
Joint Venture Net Income (Loss)	(2,987)		4,656

NOTE 17. IMPAIRMENT OF ASSETS (IAS 36)

The recoverable amount of tangible assets is measured whenever there is an indication that the asset may have suffered deterioration of its value. Among the factors to consider as evidence of impairment are the diminution in market value of assets, significant changes in the technological environment, obsolescence or physical impairment of assets and changes in the way the asset is used or expected to be used (which could involve its disuse). Arauco evaluates at the end of each reporting period whether there is any evidence of the factors above mentioned.

For this evaluation, assets are grouped into the smallest group of assets that generates cash inflows independently.

At the end of this accounting period, there were impairment indicators resulting of the following information:

Effect from economic crisis

The decrease in demand for sawn timber products due primarily to the credit crisis and the continued downturn in the real estate market in the United States have led Arauco to decide to permanently close during the fiscal year 2009 and 2008, and during first months of 2010 Arauco had stopped activities of the following sawmills: La Araucana, Escuadrón, Lomas Coloradas, Coronel, Coelemu, Horcones II, and the remanufacturing plant Lomas Coloradas. All closed facilities are located in Chile.

During May 2010, Horcones II plant started to operate again and in June the Plant of Coronel was sold. By the continuing investment in equipments and technologies and more intensive use of our facilities, an important part of the production capacity of the plants have been supplied, and determined that the closure of Araucana, Escuadron, Aserradero Lomas Coloradas, Coelemu and Remanufacturas Lomas Coloradas plants is considered as permanent. To the closing date of these Consolidated Financial Statements, the assets associated with these plants located in Chile are classified as Assets held for sale, as mentioned in Note 22.

Due to the complex market situation since the beginning of 2009 that came through Bosseti sawmill operation located in Argentina, the Company decided to close it in December 2010 and to adapt its operational structure to the reality of the business, converting the operation using its land and buildings as a logistic center. At December 31, 2010, the Company registered ThU.S.$2,000 as impairment provision related with machinery and installations which there is even no decision about their destination.

The recoverable value of the permanently closed facilities was determined based on sales estimates and residual value, making the corresponding provision in the event that the recoverable value is less than the book value. These estimates were made by both external and internal evaluators.

Effect from the earthquake

Immediately after the earthquake that impacted the southern central region of Chile on February 27, 2010, area in which the Company maintains its industrial operations, all of our production units applied their contingency plans, which involved shutting down operations and evaluating the damage caused to each facility by the earthquake.

Mutrún sawmill located in Constitución was destroyed by floodwaters. This facility represented a 6% of the Arauco’ saw timber production capacity in Chile.

Arauco’s industrial facilities, 34 in Chile, have resumed their activities in the shortest time possible. As of the date of this Financial Statement, all of its facilities are operating including line II of the Arauco Pulp Mill from February, 2011.

The suspension of the Company’s operations in Chile resulted in a decrease in sales volumes and adverse effects on the result of the Company.

Insurances

Damages caused by the earthquake are adequately covered by the following insurance policies:

•	All risk of physical assets and income (loss)

•	All transport risk and all inventory losses

•	Residential Fire

•	All construction risk

Financial Statement as of December 31, 2010 includes:

U.S.$99 million registered under Trade and Other Receivables for future compensations, associated with physical damages (U.S.$80 million) and operational costs (U.S.$19 million).

These Consolidated Financial Statements include a payment compensation amounting to U.S.$285 million, basically associated with physical damages (U.S.$105 million) and operational costs and losses caused by downtime (U.S.$180 million).

Related expenses to the damaged produced by the earthquake has been recognized at the moment when events occurred, but accounts receivable from insurance companies related to this expenses, and the effects of the downtime of the plant as a consequence of this event, are recognized only when this charges are virtually certain.

Cash-Generating Unit with Impaired Assets

Information on Impaired Assets as of December 31, 2010 and December 31, 2009 respectively:

Type of Impaired Asset	Saw mill
Principal Segment to be reported, Cash-generating Unit	Sawn Timber
Terms and Conditions used to Determine Fair Value Less Sales Costs	Internal and Third party assessments
Key Assumptions Used to Determine Recoverable amounts	Fair value less sales cost

Impairment	12/31/2010 ThU.S.$	12/31/2009 ThU.S.$
La Araucana Saw Mill	0	498
Escuadrón Saw Mill	0	1,285
Lomas Coloradas Saw Mill	0	937
Coronel Saw Mill	0	3,167
Coelemu Saw Mill	0	99
Bosseti Saw Mill	2,000	0
Remanufactura Lomas Coloradas Plant	0	0
Total impairment of Cash-generating unit	2,000	5,986

Disclosure of Asset Impairment

Information on Impairment of Property, plant and equipment due to technical obsolescence and damages from the earthquake and tsunami as of December 31, 2010 and December 31, 2009:

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversion Losses	Machinery and Equipment
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversions losses	Technical Obsolescence

	12/31/2010	12/31/2009
Information relevant to the sum of all impairment	ThU.S.$2,682	ThU.S.$2,536

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversion Losses	Buildings and Structures Machinery and Equipment Other assets
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversions losses	Earthquake and tsunami

	12/31/2010	12/31/2009
Information relevant to the sum of all impairment	ThU.S.$144,207	—

The following tables show information on the Impairment provision on Property, plant and equipment as of December 31, 2010:

Property, plant and equipment provision	ThU.S.$
Opening balance at 01-01-2010	8,522
Increased provision (earthquake damages)	149,601
Impairment reversion(1)	(2,455)
Impairment reversion for sale	(3,034)
Impairment reversion for Assets held for sale	(3,745)

Closing balance at 12-31-2010	148,889

(1)	Aserraderos Mutrún assets that were write-off.

Goodwill

Goodwill is allocated to the groups of cash-generating units that generate such goodwill. The goodwill generated by the investment in Arauco do Brazil (formerly Tafisa) was assigned to the Pien panel segment plant. The recoverable amount of the cash-generating unit was determined based on calculations of its value in use. For this calculation we used the projected cash flows based on the operational plan approved by the management covering a period of 10 years, applying a discount rate of 10%, which does not exceed the long-term average growth rate for the panel segment in Brazil. At December 31, 2010 this goodwill amounted to ThU.S.$63,374 (ThU.S.$60,642 at December 31, 2009). The variation is due only to the conversion adjustment to Real, which is the functional currency for the subsidiaries in Brazil, therefore, there has been no impairment provision.

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES (IAS 37)

Lawsuits or other Legal Proceedings

Discussed below are causes for contingent liabilities that Arauco deems relevant to report:

1) (i) On October 8, 2007, the Federal Administration of Public Income (Administración Federal de Ingresos Públicos) (“AFIP”) initiated an ex oficio procedure against the Company’ Argentine affiliate Alto Paraná S.A. (“APSA”) questioning whether APSA erred in deducting from its income tax liability certain expenses, interest payments and exchange rate differences generated by Private Negotiable Obligations which were issued by APSA in 2001 and paid in 2007.

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

On February 11, 2008, APSA appealed the aforementioned ruling before the National Tax Court (Tribunal Fiscal de la Nación) (“TFN”).

On February 8, 2010, APSA was notified of TFN’s ruling, which confirmed the ruling issued by AFIP, with court expenses, based on arguments different from those that justified AFIP’s ex-oficio decision. This decision by the TFN extinguished the administrative process. As a result, the Company’s only remaining option was to pursue a remedy before the Contentious Administrative Matters Federal Appeals Court (Cámara de Apelaciones en lo Contencioso Administrativo Federal) (“CACAF”) and, subsequently, the National Supreme Court of Justice (Corte Suprema de Justicia de la Nación).

On February 15, 2010, APSA appealed before the CACAF, making all necessary submissions with the purpose of attaining a revocation of the contested decision. APSA paid litigation fees (tasa de justicia) in the amount of $5,886,053 Argentine Pesos (ThU.S.$1,481 at December 31, 2010).

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

On May 13, 2010, the Federal Appeal Court decided to accept the precautionary ruling requested by APSA, ordering to suspend the enforcement of the AFIP resolution until the final decision on this matter. This precautionary ruling was granted by the Federal Appeal Court subject to the granting of a corresponding bond. On May 19, 2010, APSA filed with the Appeal Court a surety policy issued by Zurich Argentina Cía. de Seguros S.A. After some precisions made by APSA on the abovementioned policy, on June 2, 2010, the Federal Appeal Court accepted this surety filed by APSA and ordered to notify the precautionary ruling granted to the AFIP. On June 4, 2010 the AFIP was notified on this precautionary ruling, which is final since June 22, 2010.

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

(ii) Within the course of this case’s proceedings, and particularly regarding payment of the litigation fees (tasa de justicia) before the TFN, on July 18, 2008, the Examining Officer ordered APSA to pay $10,447,705 Argentine Pesos (ThU.S.$2,629 at December 31, 2010) as payment of Tasa de Actuación (Litigation Fee) before the TFN. On August 14 2008, APSA filed a petition with the court requesting that this order be reconsidered, or in the alternative, rejected on the grounds that the requested amount was unreasonable. APSA provided evidence that it had paid $1,634,914 Argentine Pesos (ThU.S.$411 at December 31, 2010), considering that this was the actual amount due, pursuant to Law, for the Tasa de Actuación (Litigation Fee). On April 13, 2010, the First Courtroom of the CACAF denied APSA’s appeal. On April 26, APSA filed an ordinary appeal against the latter decree before the Supreme Court of the Justice, the resolution of which is still pending. In order to avoid having the appeal denied by the Appeals Court or it being declared inadmissible by the Supreme Court of Justice, and to properly defend APSA’s rights, an extraordinary appeal was filed on May 6, 2010. Based on their analysis of the grounds underlying the appeal, APSA’s counsel has an optimistic view of the case.

2. With regard to Valdivia Mill of the Company, various criminal proceedings have been filed at the corresponding Warranty Court (Tribunal de Garantía), relating to alleged environmental violations that were allegedly committed as a result of operations at said Mill. All criminal proceedings have been addressed through a single investigation. The complaints relate to stipulations indicated in Article 291 of the Criminal Code (Código Penal), Article 136 of the Fishing Law (Ley de Pesca) and Article 38 of the National Monuments Law (Ley de Monumentos Nacionales).

The Public Prosecution Offices (Ministerio Público) closed the investigation and decided not to persist with it. The Warranty Court called the parties to a hearing to communicate this decision of the Public Prosecution Office. On October 18, 2010, at a hearing held before the Warranty Court of San Jose de la Mariquina, the Prosecutor in charge of the investigation announced that the Public Prosecution Office would not continue with the investigation due to the lack of a factual basis for the charges. Such decision was then announced officially by the Court, and it was not challenged.

3. With regard to the Valdivia Mill, on April 27, 2005, the National Defense Council (Consejo de Defensa del Estado) filed a civil lawsuit against the Company for reparation of environmental harm and indemnification before the First Civil Court of Valdivia (Primer Juzgado Civil de Valdivia) (Rol 746-2005).

The Company filed its response, arguing that it is not responsible for the environmental damages and therefore that the indemnification payments as well as the alleged reparation, are inadmissible. This proceeding is still pending, having terminated the period in which the parties are allowed to gather and submit evidence. Currently, Court is waiting for experts’ reports requested by the Court.

4. With respect to the Valdivia Plant, on March 26, 2010, eleven indigenous communities, located in the borough of San José de la Mariquina, filed a constitutional action (Recurso de Protección) against the Regional Environmental Commission of the Los Ríos Region, in connection with the Exempted Resolution Nº 027 dated February 24, 2010 that favorably qualified the Environmental Impact Study of the project known as “Conduction and Ocean Discharge System for Treated Emissions from the Valdivia Plant”, the holder of which is the Company. This action is based on the grounds of alleged constitutional, legal, and regulatory infractions incurred in by said Resolution, as well as an alleged lack of surveillance and enforcement, acts and omissions, all of which would purportedly violate the constitutional rights set forth in Article 19, numbers 2, 6, 8 and 21 of the Political Constitution of Chile, namely, equality under the Law, freedom of worship, freedom to live in a pollution-free environment, and the right to freely engage in economic activities. The plaintiffs are demanding that the Resolution mentioned above be declared unenforceable.

The constitutional action mentioned above was unanimously rejected by the Court of Appeals of Valdivia on May 26, 1010.

On June 1, 2010, the plaintiffs filed an appeal before the Supreme Court. On October 14, 2010 the Supreme Court confirmed the veredict of the Court of Appeals rejecting the constitutional action (Recurso de Protección). This judgment is just firm and enforceable. The process is finished.

5. With regard to the Nueva Aldea Mill, on December 21, 2007, the Company was notified of nine similar complaints. Eight complaints are directed against Echeverría Izquierdo Montajes Industriales S.A., as employer, and against Arauco, as subsidiarily responsible, and also against the Company directly. The other complaint is directed against Mr. Leonel Enrique Espinoza Canales, as employer, against Arauco, as subsidiarily responsible, and also against Arauco directly.

The complaints request that all plaintiffs (72 plaintiffs in total) be indemnified for the damages that they allegedly suffered as a result of an accident in which three persons working for the contractor Echeverría Izquierdo Montajes Industriales S.A. were allegedly involved. This contractor was undertaking construction work at the Nueva Aldea Pulp Mill in December 2005. These three workers allegedly suffered irradiation from handling certain equipment and materials belonging to a subcontractor of Echeverría Izquierdo Montajes Industriales, S.A. After being notified of these complaints, the Company opposed them on the basis of lack of jurisdiction, and, answered the principal complaints, arguing that they are invalid for failure to state a claim. The Company also responded to the secondary complaints made directly against the Company, requesting that they be rejected for lacking any merit. All these demands have been consolidated into a single action, for which a trial is currently underway.

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

Notified of said complaint, the Company opposed it on the basis of lack of jurisdiction, and, answered the principal complaint stating that it should be dismissed for lacking any merit. On July 20, 2009 the Court dismissed the complaint on the grounds that the plaintiff had ceased in his procedural activity for more than six months, which decision was then challenged by the plaintiff. The Appeals Court subsequently overruled the dismissal, rejecting the lower court’s argument of abandonment. Therefore, resumed the processing of this case, a hearing was set for conciliation and testing for the day January 25, 2011.

Finally, based on these same events, on November 10, 2009 the Company was notified of a labor complaint, on a general application procedure, claimed by 14 ex-employees of Echeverría Izquierdo Montajes Industriales S.A. construction company, against the latter as a principal complaint, and against Arauco as subsidiarily responsible, based on emotional distress suffered due to alleged exposure to a radioactive isotope during the accident that occurred in Planta Nueva Aldea on December 14 and 15, 2005. The Court denied the complaint based on the applicable statute of limitation. The plaintiff then appealed such resolution, which appeal remains pending. On October 21, 2010 hearing was held for trial, where the Court decided to reject the plea raised and allow the plea of prescription. Both the plaintiffs and Echeverría appealed to such a resolution. On November 16, 2010 joined the appeal to the Court of Appeals Chilllán, Docket 66-2010, being currently in table.

Considering that the position of the Company is supported by solid legal arguments, there is a reasonable likelihood of a favorable outcome for the Company.

6. On August 25, 2005, the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) issued tax calculations No. 184 and No. 185 of 2005 objecting to certain capital reduction transactions effected by Arauco on April 16, 2001 and October 31, 2001, and furthermore, requested reimbursement from the Company for amounts returned to it in respect of certain claimed tax losses. On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and subsidiarily, a claim was filed against the abovementioned tax calculations No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, which resolution, however, only partially sustained the Company’s request. In response, the Company filed an additional complaint with regard to the portion of the RAF that was not granted by the administrative review. On February 19, 2010, the Court took note of the Company’s request; therefore the IRS should inform to the Court on this request. As of the date of issuance of these financial statements, the investigation in respect of this complaint is pending.

Considering that the position of the Company is supported by solid legal arguments, there is a reasonable likelihood of a favorable outcome for the Company.

7. On January 26, 2011, Forestal Celco S.A. was notified of a civil lawsuit filed by Hans Fritz Muller Knoop against Cooperativa Eléctrica de Chillán Limitada and against Forestal Celco S.A. The lawsuit aims to make both companies jointly and severally liable for compensation of alleged material damages suffered as a result of a fire that occurred on January 12, 2007 on the El Tablón county property, which belongs to Forestal Celco S.A.

The deadline for Forestal Celco S.A. answer this lawsuit is still pending.

8. On April 14, 2009, Forestal Celco S.A. was notified of a civil lawsuit filed by Mario Felipe Rojas Sepúlveda on behalf of Víctor Adrián Gavilán Villarroel against Cooperativa Eléctrica de Chillán Limitada and against Forestal Celco S.A. The lawsuit aims to make both companies jointly and severally liable for compensation of alleged material damages suffered as a result of a fire that occurred on January 12, 2007 on the El Tablón county property, which belongs to Forestal Celco S.A.

On April 30, 2009 Forestal Celco S.A. filed objections pointing to defects in the demand. The plaintiff rectified the defects, and the Company replied to the demand. To date, the parties are summoned to hear sentence. Consequently, the judgment is pending.

9. On December 1, 2007, Forestal Celco S.A. was notified of a civil lawsuit filed by Marcela Larraín Novoa on behalf of Nimia del Carmen Alvarez Delgado against Patricia del Carmen Muñoz Zamorano and Forestal Celco S.A. This lawsuit seeks to reclaim an 88% share of the rights to the “Loma Angosta” property, which has a surface area of 281.89 hectares. This property was purchased by Forestal Celco S.A. from Patricia del Carmen Muñoz Zamorano in 1994. To date, Patricia del Carmen Muñoz Zamorano has not yet been notified of this action.

As a result on May 18, 2008, the Company filed a motion to correct the claim, which was allowed and accepted by the Court. As of this date, the plaintiff has not corrected the defects of its claim finding the cause pending.

10. On November 17, 2003, Bosques Arauco S.A., an affiliate of the Company, was notified of a property restitution claim brought by Ms. Celmira Maria Curin Tromo, whom requested the restitution of certain real estate, its profits and damages in a Special Indigenous Lawsuit, claming that she is the sole and exclusive owner of the 5.5 hectares of land, which has allegedly been exploited by Bosques Arauco S.A., in blatant disregard of her property interest. On June 6, 2008, the first instance decision was issued, denying the claim. The decision was appealed and the Ilustrísima Corte de Apelaciones de Temuco (High Court of Appeals of Temuco) overturned the decision on January 6, 2009, finding in favor of the plaintiff with regard to every portion of the claim and ordering the restitution of the land, along with all profits and damages caused by Bosques Arauco S.A. to the land, the assessment of which was deferred to the decision’s execution phase.

On October 28, 2009, the plaintiff requested the execution of the ruling with notice to the defendant. Aside from the restitution of the property and its products, the plaintiff also requested damages for the pain and suffering she had allegedly personally endured. After being notified of the request, Bosques Arauco S.A., in turn, requested that this request be nullified on the ground that the alleged pain and suffering was not an issue in the judicial proceedings and, hence, that the ruling should not include any such damages. The court rejected the incidence, proceeding to dictate the corresponding burden of proof, ordering notice by ballot.

11. On November 28, 2008, Alto Paraná S.A. (APSA) was notified of Resolution 212 issued by the Argentine Central Bank (BCRA) on November 19, 2008, by which the BCRA ordered Indictment No. 3991 questioning the timely liquidation of certain foreign currency with respect to APSA’s export proceeds. APSA responded to the charges in a timely and correct manner.

As of the date of these consolidated financial statements and considering the preliminary state of proceedings, Alto Paraná S.A. (APSA) legal advisors are not in a position to estimate the outcome. Therefore, with the understanding that there are no legal grounds for the charges, no provision has been made for this claim.

At the closing date there are no other contingencies that might significantly affect the Company’s financial, economic or operational conditions.

Provisions as of December 31, 2010 and December 31, 2009 are as follow:

Classes of Provisions	12/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Provisions, Current	5,842	5,169
Legal claims provision	5,842	5,119
Other provision	0	50
Provisions, non-current	7,609	9,463
Legal claims provision	7,609	9,463
Other provision	0	0

Total Provisions	13,451	14,632

	12/31/2010
Movements in Provisions	Legal Claims ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	14,582	50	14,632
Changes in provisions
Increase in existing provisions	5,024	0	5,024
Used provisions	(6,849)	(50)	(6,899)
Increase in foreign currency exchange	665	0	665
Other increases	29	0	29
Total Changes	(1,131)	(50)	(1.181)
Closing balance	13,451	0	13,451

	12/31/2009
Movements in Provisions	Legal Claims ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	9,269	69	9,338
Changes in provisions
Increase in existing provisions	3,573	50	3,623
Increase in joint ventures	31,250	0	31,250
Used provisions	(30,209)	0	(30,209)
Increase in foreign currency exchange	717	0	717
Other decreases	(18)	(69)	(87)
Total Changes	5,313	(19)	5,294
Closing balance	14,582	50	14,632

Provisions for legal claims are for labor and tax judgments whose payment period is indeterminate.

NOTE 19. INTANGIBLE ASSETS (IAS 38)

Arauco holds the following main intangible assets:

Computer software

Rights

Recognition and Measurement criteria of Identifiable Intangible Assets

Cost Model

After initial recognition, intangible assets are carried at cost, including any accumulated amortization and impairment losses.

Amortization Method for Computer Software

Amortization of an intangible asset with a finite useful life shall be carried on a systematic basis over the asset’s useful life. Amortization begins when the asset is available for use, which is when it complies with all the necessary conditions to operate in the manner foreseen by the Company.

Disclosure of Identifiable Intangible Assets

Classes of Intangible Assets, Net	12/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Intangible assets, net	11,127	11,154
Computer software	4,054	4,381
Water rights	5,777	5,730
Other identifiable intangible assets	1,296	1,043

Classes of Identifiable intangible assets, gross	26,694	24,535
Computer software	19,601	17,727
Water rights	5,777	5,730
Other identifiable intangible assets	1,316	1,078

Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(15,567)	(13,381)
Accumulated amortization and impairment, intangible assets	(15,567)	(13,381)
Computer software	(15,547)	(13,346)
Water rights	0	0
Other identifiable intangible assets	(20)	(35)

Reconciliation between opening and closing book values

	12/31/2010
Intangible assets Roll Forward	Computer Software ThU.S.$	Water Rights ThU.S.$	Others ThU.S.$	Total ThU.S.$
Opening Balance
Changes	4,381	5,730	1,043	11,154
Additions	1,282	47	265	1,594
Amortization	(1,615)	0	0	(1,615)
Increase (decrease) in foreign currency conversion	6	0	(12)	(6)
Changes Total	(327)	47	253	(27)
Closing Balance	4,054	5,777	1,296	11,127

	12/31/2009
Intangible assets Roll Forward	Computer Software ThU.S.$	Water Rights ThU.S.$	Others ThU.S.$	Total ThU.S.$
Opening Balance
Changes	5,738	5,026	571	11,335
Additions	1,026	704	412	2,142
Disappropriations	(11)	0	0	(11)
Amortization	(2,378)	0	(4)	(2,382)
Increase in foreign currency conversion	6	0	64	70
Changes Total	(1,357)	704	472	(181)
Closing Balance	4,381	5,730	1,043	11,154

		Minimum life	Maximum life
Computer software	Years	3	16

The amortization of computer software is presented in the Consolidated Statements of Income under Administration Expenses.

NOTE 20. BIOLOGICAL ASSETS (IAS 41)

Arauco’s biological assets include its forestry plantations of mainly radiata and taeda pine. The total plantation is distributed in Chile, Argentina, and Brazil, reaching 1.5 million hectares, of which 939 thousand hectares are used for planting, 367 thousand hectares are native forest, 158 thousand hectares are used for other purposes and 52 thousand hectares will be planted.

As of December 31, 2010 the production volume totaled 16.6 million cubic meters (16.2 million cubic meters at December 31, 2009).

The main considerations in determining the fair value of biological assets include the following:

•	Arauco uses the discounted future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

•	Current equity is projected assuming that total volume does not decrease and a minimum demand equal to the current demand is sustained.

•	Future plantations are not considered.

•

The harvest of forest plantations supplies raw material for all other products that Arauco produces and sells. By directly controlling the development of forests that will be processed, Arauco is assured of having high quality timber for each of its products.

•

Cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s owned industrial centers and sales to third parties. Sales margin is also considered in the valuation of the different products that are harvested in the forest. Any changes in the value of the plantations, in accordance with the criteria previously described, are accounted for in the current financial year’s income statement, pursuant to IAS 41. These changes are presented in the Consolidated Statements of Income under Other income by activity, as of December 31, 2010 amounted to ThU.S.$221,501 (ThU.S.$155,532 and ThU.S.$65,201 at December 31, 2009 and 2008, respectively). Additionally, cost of sales include a higher cost of ThU.S.$200,320 (ThU.S.$115,969 and ThU.S.$172,710 as of December 31, 2009 and 2008, respectively) resulting from the difference between the cost of wood at fair value versus cost basis.

•	Forests are harvested according to the needs of Arauco’s production plants.

•	The discount rates used are: in Chile 8%, in Argentina 12% and in Brazil 10%.

•	It is assumed that prices of harvested timber are constant in real terms based on market prices.

•	Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

•	The average crop age by species and country is:

	Chile	Argentina	Brazil
Pine	24	15	15
Eucalyptus	12	10	7

The following table shows changes in the balances of biological assets considering significant changes in the estimated cost considered in the calculation of fair value of such assets.

		ThU.S.$
Discount rate (points)	0.5	(120,065)
	-0.5	127,270
Margins (%)	10	380,811
	-10	(380,811)

Differences in the valuation of biological assets at the discount rate margins are presented in the Income Statement in the line Other Income and Other Operating Expenses depending on whether this is profit or loss.

Forestry plantations classified as current assets correspond to those to be harvested and sold within 12 months.

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

As of December 31, 2010, Arauco’s investment in Uruguay represented a total of 127 thousand hectares, of which 68 thousand hectares are allocated to plantations, 7 thousand hectares to native forest, 44 thousand hectares for other uses, and 8 thousand hectares for planting.

Detail of Biological Assets Pledged as Security

There is no forestry plantations pledged as security, except for those belonging to Forestal Río Grande S.A. (affiliate of Fondo de Inversiones Bio Bio, a special purpose entity). In October 2006, pledges without transfer and agreements not to prohibition to sell and encumber were made in favor of JPMorgan and Arauco, for forests located on their own land.

As of December 31, 2010, the fair value of these forests reached ThU.S.$30,222 (ThU.S.$59,819 at December 31, 2009).

Detail of Biological Assets with Restricted Ownership

As of the date of these consolidated financial statements, there are no biological assets with restricted ownership.

Disclosure of Agricultural Products

Agricultural Products relate mainly to forestry products that are intended for sale pertaining to the operation and are valued at fair value at the closing period. These are presented in the Consolidated Balance Sheet under Inventories in the Raw Material item.

No significant grants have been received.

As of the date of these Financial Statements, the Current and Non-current biological assets are as follows:

	12/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Current	344,096	310,832
Non-current	3,446,862	3,446,696

Total	3,790,958	3,757,528

Biological Assets Movement

Movement	12/31/2010 ThU.S.$
Opening Balance	3,757,528
Changes in Biological Assets
Additions	112,320
Decreases due to Sales	(2,832)
Decreases due to Harvest	(302,808)
Gain (Loss) of Changes in Fair Value, less estimated Costs at Point of Sale	221,501
Increases (decreases) in Foreign Currency Translation	21,501
Other Increases (decreases)	(16,252)

Total Changes	33,430

Closing Balance	3,790,958

Movement	12/31/2009 ThU.S.$
Opening Balance	3,652,433
Changes in Biological Assets
Additions	95,197
Decreases due to Sales	(3,370)
Discontinuation of consolidation by the formation of joint ventures recorded under the equity method (see note 15)	(54,951)
Decreases due to Harvest	(197,149)
Gain (Loss) of Changes in Fair Value, less estimated Costs at Point of Sale	155,532
Increases (decreases) in Foreign Currency Translation	112,371
Other Increases (decreases)	(2,535)

Total Changes	105,095

Closing Balance	3,757,528

As of the date of these consolidated financial statements, there are no disbursements related to the acquisition of biological assets.

NOTE 21. ENVIRONMENT

Environment Management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department and each of its specialists that ensure these guidelines are met and are put in to practice in everyday company operations.

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

Environment Related Disbursement Information

As of December 31, 2010 and December 31, 2009, Arauco made the following disbursements related to its main environmental projects:

Company	12/31/2010 Name of Project	Disbursements undertaken 2010				Committed Disbursements
		State of Project	Amount ThU.S$	Asset Expense	Asset/expense destination item	Amount ThU.S$	Estimated date
Celulosa Arauco y Constitución S.A.	Construction of Outlets	Finished	3,915	Asset	Property, plant and equipment	0	0
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	In process	1,752	Asset	Property, plant and equipment	158	2011
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	Finished	19,142	Expense	Operating cost	0	0
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	Finished	1,096	Expense	Operating cost	0	0
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	5,410	Asset	Property, plant and equipment	251	2011
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	370	Expense	Operating cost	28	2011
Celulosa Arauco y Constitución S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	1,125	Asset	Property, plant and equipment	0	0
Celulosa Arauco y Constitución S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	394	Expense	Operating cost	0	0
Alto Paraná S.A.	Construction of Outlets	In process	705	Asset	Property, plant and equipment	813	2011
Alto Paraná S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	726	Asset	Property, plant and equipment	3,486	2011
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	467	Expense	Administration expenses	500	2011
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	1,696	Expense	Operating cost	2,264	2011
Paneles Arauco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	Finished	3,329	Asset	Property, plant and equipment	0	0
Paneles Arauco S.A	Environmental improvement studies	In process	898	Expense	Administration expenses	2,080	2011
Paneles Arauco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	702	Asset	Property, plant and equipment	22	2011
Forestal Celco S.A	Environmental improvement studies	In process	853	Asset	Property, plant and equipment	853	2012
Forestal Celco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	Finished	586	Asset	Property, plant and equipment	0	0
Arauco Do Brasil S.A.	Environmental improvement studies	In process	1,820	Asset	Property, plant and equipment	2,285	2011

	Total		44,986			12,740

Company	12/31/2009 Name of Project	Disbursements undertaken 2009				Committed Disbursements
		State of Project	Amount ThU.S$	Asset Expense	Asset/expense destination item	Amount ThU.S$	Estimated date
Celulosa Arauco y Constitución S.A	Construction of Outlets	In process	7,197	Asset	Property, plant and equipment	66,376	2010-2011
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of gas emissions from industrial process	Ended	556	Expense	Operating costs	0	0
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of gas emissions from industrial process	In process	3,515	Asset	Property, plant and equipment	541	2010
Celulosa Arauco y Constitución S.A	Environmental improvement studies	Ended	25,245	Expense	Operating costs	0	0
Celulosa Arauco y Constitución S.A	Environmental improvement studies	Ended	744	Expense	Administration expenses	0	0
Celulosa Arauco y Constitución S.A	Environmental improvement studies	In process	2,131	Asset	Property, plant and equipment	2,532	2010
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	Ended	911	Expense	Administration expenses	0	0
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	13,908	Asset	Property, plant and equipment	2,352	2010
Celulosa Arauco y Constitución S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	3,270	Asset	Property, plant and equipment	88	2010
Aserraderos Arauco S.A.	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	542	Asset	Property, plant and equipment	0	0
Alto Paraná S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	1,271	Asset	Fixed assets	1,680	2010
Alto Paraná S.A	Expansion of solid industrial waste dumpsite for management of these in the future	Ended	2,448	Asset	Fixed assets	0	0
Alto Paraná S.A.	Environmental improvement studies	Ended	790	Asset	Fixed assets	0	0
Alto Paraná S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	1,216	Asset	Fixed assets	2,625	2010
Forestal Celco S.A	Environmental improvement studies	In process	95	Asset	Property, plant and equipment	2,811	2010
Paneles Arauco S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	59	Expense	Operating costs	219	2010
Paneles Arauco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	922	Expense	Operating costs	270	2010
Paneles Arauco S.A	Environmental improvement studies	In process	221	Expense	Operating costs	568	2010
Paneles Arauco S.A	Environmental improvement studies	In process	533	Asset	Property, plant and equipment	1,480	2010
Placas do Paraná S.A.	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	Ended	3,023	Asset	Property, plant and equipment	3,326	0
Placas do Paraná S.A	Environmental improvement studies	In process	782	Asset	Property, plant and equipment	113	2010

	Total		69,379			84.981

NOTE 22. ASSETS HELD FOR SALE

Due to the decrease in demand for saw timber products due primarily to the reasons described in Note 17, have led Arauco’s Management to decide permanently close the following sawmills: La Araucana, Escuadrón, Lomas Coloradas, Lomas Coelemu and the remanufacturing plant Lomas Coloradas. Fixed assets related to these facilities are available for sale, which is expected to occur in the next 12 months, which has begun efforts to sell the assets involved.

Information on the main types of non-current assets held for sale:

12/31/2010 ThU.S.$
Land	5,003
Buildings	5,877
Property, plant and equipment	3,228

Total	14,108

At December 31, 2010 has been recognized in the item Other operating expenses ThU.S.$926 related to impairment of these assets held for sale.

NOTE 23. FINANCIAL INSTRUMENTS (IFRS 7)

Classification

The following table shows Arauco’s financial instruments as of December 31, 2010 and December 31, 2009. An informative estimate of fair value is shown for instruments valued at amortized cost.

	12/31/2010		12/31/2009
Financial Instruments	Amortized Cost ThU.S.$	Fair Value ThU.S.$	Amortized Cost ThU.S.$	Fair Value ThU.S.$
Assets
Fair value with change in Income and Loss (Negotiation)(1)		270,720		231,752
Interest Rate Swaps		2,909		5,778
Forward		0		2,648
Mutual funds(2)		267,811		223,326
Loans and Accounts Receivables	1,562,277	1,562,277	880,394	880,394
Cash and cash equivalents	776,023	776,023	310,873	310,873
Cash	69,955	69,955	29,000	29,000
Fixed Term Deposits	705,694	705,694	281,873	281,873
Agreements	374	374	0	0
Accounts Receivables (net)	786,254	786,254	569,521	569,521
Trades and Notes Receivables	609,730	609,730	506,729	506,729
Leases	9,916	9,916	11,765	11,765
Other Debtors	166,608	166,608	51,027	51,027
Hedging
Swaps foreign exchange		53,407		17,998

Financial Liabilities, Total	3,826,264	3,983,667	3,535,459	3,610,893

Liabilities
Financial Liabilities at amortized cost	3,811,751	3,969,134	3,524,811	3,600,245
Bonds issued in Dollars	2,374,258	2,527,933	2,252,838	2,357,703
Bonds issued in UF(4)	677,362	694,968	398,693	390,575
Bank Loans in Dollars	375,309	364,751	527,249	509,400
Bank Loans in other currencies	22,247	18,907	23,531	20,067
Financial Leasing	393	393	608	608
Trades and other Payables	362,182	362,182	321,892	321,892
Financial liabilities with change in Income and Loss(3)		14,533		10,648

Hedging
Swaps foreign exchange	0	0	0	0

(1)	Assets measured at fair value through income or loss other than mutual funds classified as cash equivalents, are presented in the Consolidated Balance Sheet in the line Other Financial Assets.

(2)	Although this item is disclosed in note IFRS 7 as Fair Value with change in income and loss according to expected sales in short term; in this Consolidated Balance Sheet, it is classified as Cash and cash equivalents for its high level of liquidity.
(3)	Financial liabilities measured at amortized cost, others than Trade creditors and Other accounts payable and financial liabilities held for trading are presented in this Consolidated Balance Sheet in the line Other financial liabilities, current and non-current according to their maturity.
(4)	UF is a measure indexed Chilean which incorpiorates the effects of inflation.

Here are short-term portion of long-term debt and amounts for short-term portion of financial debt as of December 31, 2010 and 2009:

	December 2010 ThU.S.$	December 2009 ThU.S.$
Obligations with banks and financial institutions long term—short term portion	63,344	99,335
Bonds – short term portion	436,980	321,573
Total	500,324	420,908

The following table shows Arauco’ net debt to equity ratio level at December 31, 2010 and 2009:

	December 2010 ThU.S.$	December 2009 ThU.S.$
Financial debt, current	540,140	524,909
Financial debt, non-current	2,909,429	2,678,010
Total	3,449,569	3,202,919
Cash and cash equivalent	(1,043,834)	(534,199)
Net financial debt	2,405,735	2,668,720
Non-controlling participation	108,381	117,682
Net equity attributable to parent company	6,732,194	5,889,554
Total consolidated equity	6,840,575	6,007,236

Total net debt to equity ratio	0.35	0.44

Fair Value Financial Assets with Changes in Income and Loss (Negotiation)

Fair value financial assets with changes in income and loss are financial assets held for negotiation. Financial assets classified in this category are mainly acquired for sale in the short term. Derivatives are also classified for negotiation purposes unless they are defined as hedging instruments. Assets in this category are classified as current assets and are recorded at fair value, with changes in value recognized in the income statement. These assets are held with the objective of maintaining adequate liquidity levels to meet the Company’s obligations.

The following table details Arauco’s financial assets at fair value with changes in income and loss:

	December 2010 ThU.S.$	December 2009 ThU.S.$	Period Variation
Fair value with changes in income and loss (Negotiation)	270,720	231,752	17%
Interest Rate Swap	2,909	5,778	-50%
Forward	0	2,648	-100%
Mutual Funds	267,811	223,326	20%

Swaps: At the closing balance sheet date, financial assets classified in this category are not considered hedging instruments, as there is no uncertainty as to their underlying liability, so these instruments comply with the management strategy regarding implicit structural liquidity risk for Arauco operations. The fair value of this item decreased by 50% compared to December 31, 2009 due to lower horizon cash flows from swaps. The U.S. Dollar is the original currency of these instruments.

Forwards: Arauco acquires this type of instrument to hedge functional currency exchange rate risks. These instruments are generally acquired with short-term maturity periods. The fair value of this item has decreased by 100% since at the closing balance sheet date, there were no such instruments. The U.S. Dollar is the original currency of these instruments.

Mutual Funds: Arauco invests in local mutual funds to maximize the profitability of cash flow surpluses in Chilean Pesos, or in international mutual funds in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted under the Company’s Investment Policy. As of the date of these consolidated financial statements, the Company has increased its position in this type of instrument by 20% as compared with December 2009.

Loans and Receivables

These are non-derivative financial assets with fixed or determinable payments. These instruments are not available for trading on non quoted market’s or otherwise. In the Consolidated Balance Sheet they are included in Cash and cash equivalent and Trades and Other receivables.

These assets are recorded at amortized cost using the effective interest method and are subject to impairment testing. Financial assets which comply with this definition are: cash and cash-equivalents, fixed term deposits, repurchase agreements, trades and other receivables current and non-current.

	December 2010 ThU.S.$	December 2009 ThU.S.$
Loans and Receivables	1,562,277	880,394
Cash and Cash Equivalents	776,023	310,873
Cash	69,955	29,000
Fixed Term Deposits	705,694	281,873
Pacts	374
Receivables (Net)	786,254	569,521
Trades and Other Notes Receivables	619,646	518,494
Other Debtors	166,608	51,027

Cash and Cash Equivalents: Includes cash on hand, bank account balances, fixed term deposits and repurchase agreements. They are short-term investments that are readily convertible into cash, and are subject to an immaterial change in value.

The following table show cash and cash equivalents classified by currency of origin as of December 31, 2010 and December 31, 2009:

	December 2010 ThU.S.$	December 2009 ThU.S.$
Cash and Cash Equivalents	1,043,834	534,199
US Dollar	513,292	177,569
Euro	73,573	66,935
Other currencies	48,511	64,879
$ no adjustable	408,458	224,816

Fix Term Deposits and Repurchased Agreements: The objective of this instrument is to maximize the value of cash surpluses in short-term. This instrument is authorized by Arauco’s Placement Policy, which establishes a mandate that allows investments in fixed income securities. In general, these instruments have a maturity period of less than ninety days.

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

Trades and account receivables, current and non-current by currencies as of December 31, 2010 and December 31, 2009 as follow:

	December 2010 ThU.S.$	December 2009 ThU.S.$
Trades and account receivables, current	774,289	558,441
US Dollar	528,657	397,394
Euro	31,651	19,348
Other currencies	93,075	35,074
$ no adjustable	115,338	102,098
U.F.	5,568	4,527

Trades and account receivables, non-current	11,965	11,080
US Dollar	4,389	4,152
Other currencies	205	102
$ no adjustable	4,589	4,163
U.F.	2,782	2,663

The following table summarizes Arauco’s financial assets at closing balance:

	December 2010 ThU.S.$	December 2009 ThU.S.$
Financial Assets	1,832,997	1,112,146
Fair Value with changes in Income	270,720	231,752
Loans and Receivables	1,562,277	880,394

Financial Liabilities Valued at Amortized Cost

These financial liabilities correspond to non-derivative instruments with contractual cash flow payments, which can either be fixed or subject to variable interest rates.

Also included in this category are non-derivative financial liabilities for services or goods delivered to Arauco at the closing date of this balance sheet that have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

As of the closing date of the balance sheet, Arauco includes in this category obligations with banks and financial institutions, publicly issued bonds in U.S. Dollars and UF, creditors and other payables.

	Currency	12/31/2010	12/31/2009	12/31/2010	12/31/2009
		Amortized Cost ThU.S.$		Fair Value ThU.S.$
Total Financial Liabilities		3,811,751	3,524,811	3,969,134	3,600,245
Bonds Issued	U.S. Dollar	2,374,258	2,252,838	2,527,933	2,357,703
Bonds Issued	U.F.	677,362	398,693	694,968	390,575
Bank Loans	U.S. Dollar	375,309	527,249	364,751	509,400
Bank Loans	Other currencies	22,247	23,531	18,907	20,067
Financial Leasing	U.F.	393	608	393	608
Trades and Other Payables	U.S. Dollar	296,697	280,506	296,697	280,506
Trades and Other Payables	Euro	3,220	2,898	3,220	2,898
Trades and Other Payables	Other currencies	25,368	14,285	25,368	14,285
Trades and Other Payables	$ no adjustable	35,319	22,876	35,319	22,876
Trades and Other Payables	U.F.	1,578	1,327	1,578	1,327

The disclosure of these liabilities at amortized cost in the Consolidated Balance Sheet as of December 31, 2010 is as follows:

	December 2010
	Current ThU.S.$	Non-current ThU.S.$	Total ThU.S.$
Loans that accrue interest	540,140	2,904,428	3,449,568
Trades and Other Payables	362,182	0	362,182
Total Financial Liabilities	902,322	2,904,428	3,811,750

	December 2009
	Current ThU.S.$	Non-current ThU.S.$	Total ThU.S.$
Loans that accrue interest	524,548	2,678,371	3,202,919
Trades and Other Payables	321,892	0	321,892
Total Financial Liabilities	846,440	2,678,371	3,524,811

Fair Value Financial Liabilities with Changes in Income and Loss

As of the closing date of the balance sheet, Arauco held a rate swap and forward exchange rate as a financial liability at fair value with changes in income and loss. This liability incurred a net decrease of 28%, due to a rate decrease experienced by the economy in the last period. Both financial instruments incurred a decrease of 36% at December, 2010 in financial liability at fair value with changes in income and loss compared to December 2009.

	12/31/2010 ThU.S.$	12/31/2009 ThU.S.$	Period Variation
Fair value Financial Liabilities with changes in income and loss	14,533	10,648	36%
Swap	7,642	10,648	-28%
Forward exchange rate	6,891	0

A summary of Arauco’s financial liabilities at closing balance date is as follows:

Financial Liabilities	12/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Total Financial Liabilities	3,826,264	3,535,459
Financial Liabilities at fair value with changes in income (negotiation)	14,533	10,648
Financial Liabilities Measured at Amortized Cost	3,811,731	3,524,811

Effect on Income

The following table details reconciliation of balances swap cash flow hedges presented in Comprehensive Income Statement:

	12/31/2010 ThU.S.$	12/31/2009 ThU.S.$
Opening balance	(4,820)	0
Fair value variation	35,409	17,998
Covered bond exchange difference	(47,714)	(24,721)
Higher financial expense to incomes	5,197	2,122
Swaps liquidations	(4,047)	(1,206)
Tax	1,896	987
Closing balance	(14,079)	(4,820)

The following table details net income items and expenses recognized in income on financial instruments:

		Net Gain (loss)		Impairment
Assets	Financial Instrument	12/31/2010 ThU.S.$	09/30/2009 ThU.S.$	12/31/2010 ThU.S.$	09/30/2009 ThU.S.$
At fair value with changes in income	Swap	3,054	4,391	0	0
	Forward	(10,529)	(3,691)	0	0
	Mutual Funds	2,661	5,800	0	0

	Sub-Total	(4,814)	6,500	0	0

Loans and Receivables	Fix terms deposits	7,826	6,638	0	0
	Repurchased agreements	49	376	0	0
	Trades and Other receivables	0	0	(1,515)	(3,512)

	Sub-Total	7,875	7,014	(1,515)	(3,512)

Hedge instruments	Cash flow swap	(5,197)	(2,122)	0	0

	Sub-Total	(5,197)	(2,122)	0	0

Liabilities
At amortized cost	Bank loans	(11,294)	(19,251)	0	0
	Bond issued obligations	(164,854)	(145,733)	0	0

	Sub-Total	(176,148)	(164,984)	0	0

Fair Value Hierarchy

The assets and liabilities recorded at fair value in the Consolidated Balance Sheet dated December 31, 2010, have been measured based on the methodologies provided in IAS 39. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

•	Level I: Values or quoted prices in active markets for identical assets and liabilities.

•

Level II: Information (“Inputs”) from other sources than the quoted values of Level I, but observable in the market for assets and liabilities either directly (prices) or indirectly (derived from prices).

•	Level III: Inputs for assets or liabilities that are not based on observable market data.

	Fair Value December 2010 ThU.S.$	Measurement Methodology
		Level I ThU.S.$	Level II ThU.S.$	Level III ThU.S.$
Financial Assets at fair value
Swap (asset)	2,909	0	2,909	0
Forward	0	0	0	0
Mutual Funds	267,811	267,811	0	0

Financial Liabilities at fair value
Swap (liabilities)	7,642	0	7,642	0
Forward (liabilities)	6,891	0	6,891	0

Hedging Instruments

Hedging instruments registered as of December 31, 2010 correspond to cash flow hedges. Specifically, at the closing balance date, Arauco recorded rate swaps resulting at fair value for a total of ThU.S.$53,407 which is presented in the Consolidated Balance Sheet in Other financial assets, non-current. Their effects in the present period are presented in Equity as Other comprehensive results, net of exchange rate and deferred taxes.

Nature of Risk

Arauco is exposed to variations in cash flows due to exchange rate risk, mainly resulting from having assets in U.S. Dollars and liabilities in UF (obligations to the public), which causes mismatches that could affect operating results.

Information on Swaps Assigned as Hedging

Hedging Swaps H Series Bond

Hedging Objective

In March 2009, Arauco placed a bond for 2,000,000 UF on the Chilean market with an annual 2.25% coupon and semi-annual interest payments (in March and September). This bond is amortized at the end of the period, with a prepayment option from March 1, 2011. The maturity date is March 1, 2014.

In order to avoid exchange rate risk, Arauco made two cross-currency swap contracts listed below:

1.—Cross Currency Swap with Banco de Chile for 1,000,000 UF

With this swap, Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at a 2.25% annual rate, and pays semi-annual interest (in March and September) based on a notional amount of US$35,700,986.39 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 4.99%. The market value amounts to ThU.S.$7,555 as of December 31, 2010. The maturity date of this Swap is March 1, 2014.

2.—Cross Currency Swap with JPMorgan for 1,000,000 UF

With this contract, Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 2.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$35,281,193.28 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 4.94%. The market value amounts to ThU.S.$8,088 as of December 31, 2010. The maturity date of this Swap is March 1, 2014.

Through a test of effectiveness, Arauco is able to validate that the instrument is highly effective within an acceptable range for the Company to eliminate exchange rate uncertainty in commitments that are subject of such hedging.

Hedging Swaps F Series Bond

Hedging Objective

Arauco placed a F series bond in November 2008 and, March 2009 for an amount of 7,000,000 UF at an annual rate of 4.25% payable semi-annually. To mitigate the risk of exchange rate, Arauco made four cross-currency swap contracts that partially cover the bond amount fluctuations:

Contract 1: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$38.38 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.86%. The market value amounts to ThU.S.$ 6,544 as of December 31, 2010. This contract expires on October 30, 2014.

Contract 2: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$37.98 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.79%. The markets value amounts to ThU.S.$7,115 as of December 31, 2010. This contract expires on April 30, 2014.

Contract 3: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$37.98 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.8%. The markets value amounts to ThU.S.$ 7,100 as of December 31, 2010. This contract expires on October 30, 2014.

Contract 4: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$37.62 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.79%. The markets value amounts to ThU.S.$7,526 as of December 31, 2010. This contract expires on October 30, 2014.

Contract 5: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$38.42 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.62%. The markets value amounts to ThU.S.$6,852 as of December 31, 2010. This contract expires on October 30, 2014.

Through a test of effectiveness, Arauco can validate that the above-detailed hedging instruments are highly effective within an acceptable range for the Company to eliminate exchange rate uncertainty for commitments that are subject of such hedging.

Hedging Swaps J Series Bond

Hedging Objective

Arauco placed a J series bond in September 2010 for an amount of 5,000,000 UF at an annual rate of 3.25% payable semi-annually. To mitigate the risk of exchange rate, Arauco made four cross-currency swap contracts that partially cover the bond amount fluctuations:

Contract 1: With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays semi-annual interest (in March and

September) based on a notional amount of U.S.$42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.20%. The market value amounts to ThU.S.$452 as of December 31, 2010. This contract expires on September 1, 2020.

Contract 2: With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.20%. The markets value amounts to ThU.S.$452 as of December 31, 2010. This contract expires on September 1, 2020.

Contract 3: With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.25%. The markets value amounts to ThU.S.$244 as of December 31, 2010. This contract expires on September 1, 2020.

Contract 4: With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$42.87 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.17%. The markets value amounts to ThU.S.$567 as of December 31, 2010. This contract expires on September 1, 2020.

Contract 5: With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.09%. The markets value amounts to ThU.S.$911 as of December 31, 2010. This contract expires on September 1, 2020.

Through a test of effectiveness, Arauco can validate that the above-detailed hedging instruments are highly effective within an acceptable range for the Company to eliminate exchange rate uncertainty for commitments that are subject of such hedging.

Hedging Strategy

Given that Arauco holds a high percentage of assets in U.S. Dollars, the Company needs to reduce its exchange rate risk as it has obligations in adjustable-rate Pesos. The aim of this swap is to eliminate exchange rate uncertainty, exchanging cash flows from adjustable-rate Pesos obligations generated by the above mentioned bonds, with U.S. Dollar cash flows (Arauco’s functional currency) at a fixed exchange rate and determined at the date of the contract execution.

Valuation Method

Fair value financial assets with changes in Profit and Loss (Negotiation)

Fair value financial assets with changes in profit and loss are initially recognized at fair value and transaction costs are recognized in the Income Statement. Subsequently, they are recorded at fair value.

Swaps: They are valued using the discounted cash flow method at a discount rate in accordance with operational risk, using specific swap valuation tools provided by the Bloomberg terminal.

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

Mutual Funds: Given their nature, they are recognized at fair value at the closing date for the period.

Loans and Receivables

Their value is recorded at amortized cost using the effective interest rate method, discounting the provision for bad debt.

Repurchased Agreements: These are measured at initial investment cost of paper sold plus interest accrued at the closing date of each period.

Hedging

These financial instruments are measured using the discount cash flow method at a rate consistent with the operational risk using the information given by each bank as a counterparty.

Financial Liabilities at Amortized Cost

Financial instruments classified in this category are measured at amortized cost using the effective interest rate method.

The fair value estimate of bank obligations is determined using specific valuation techniques using cash flow discounted at rates consistent with the risk of the operation, while bonds are valued at market price.

Financial Liabilities with Changes in Profit and Loss

Swap: These financial instruments are measured using the discounted cash flow method at a rate consistent with the operation risk, using the information given by each bank as a counterpart.

Forward: These instruments are initially recognized at fair value at the date on which the contract is entered into and are subsequently remeasured at fair value. The forwards are recorded as assets when fair value is positive and, as liabilities when fair value is negative.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

Risk Management

Arauco’s financial assets are exposed to several financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks). Arauco’s global risk management program focuses on financial market uncertainty and tries to minimize potential adverse effects on Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Financial Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units. The Company does not actively participate in the trading of its financial assets for speculative purposes.

Type of risks that arise from financial instruments

Type of Risk: Credit Risk

Description

Credit risk refers to financial uncertainty at different time horizons concerning the fulfillment of obligations subscribed to by counterparties, at the time of exercising contract rights to receive cash or other financial assets on behalf of Arauco.

Explanation of Risk Exposure and How These Risks Arise

Arauco’s exposure to credit risk is directly related to each of its customer’s individual capacities to fulfill their contractual commitments, reflected in commercial debtor accounts. Furthermore, credit risk also arises for assets that are in the hands of third parties such as fixed term deposits, agreements and mutual funds.

With regard to trade accounts receivables, as a policy, Arauco holds insurance policies for open account sales. These are intended to cover export sales from the Company, Aserraderos Arauco S.A., Paneles Arauco S.A. and Forestal Arauco S.A., as well as local sales of Arauco Distribución S.A., Arauco México S.A. de C.V., Arauco Wood Inc., Arauco Colombia S.A., Arauco Perú S.A. and Alto Paraná S.A. (and affiliates). Arauco works with Continental Credit Insurance Company (AA- Fitch Ratings from January 13, 2011). Arauco do Brasil (Brazil) local sales credits are insured with Euler Hermes Insurance Company. These insurance policies cover 90% of the invoice with no deductible.

In order to guarantee a credit line or an advanced payment to a supplier approved by the Credit Committee, Arauco holds several guarantees, such as mortgages, pledges, standby letters of credit, bank guarantee bonds, checks, promissory notes, consumption loans or any other guarantee that may be needed pursuant to each country’s legislation. Debt covered by this type of guarantee amounted to U.S.$131,22 million in December 2010. The guarantee procedure is regulated by Arauco’s Guarantee Policy, which controls accounting and reporting, maturity dates and value.

The Company’s maximum credit risk exposure is limited to the amortized cost value of the registered trade accounts receivable, at the date of this report, less the sales percentage insured by aforementioned credit insurance companies and by the guarantees provided to Arauco.

At the end of 2010, Arauco’s consolidated sales amounted to ThU.S.$3,788,354 that according to the agreed term of sales, 57.12% correspond to credit sales, 29.19% to sales with letters of credit, and 13.69% to other classes of sales, such as Cash Against Documents (CAD).

As of December 31, 2010, Arauco’s Sales Debtors amounted to ThU.S.$609,189 that according to the agreed term of sales, 58.82% corresponded to credit sales, 34.54% to sales with letters of credit and 6.63% to other classes of sales, such as CAD, distributed among 2,441 clients. The client with the highest open account debt did not exceed 2.42% of total receivables at that date.

The receivables covered by the different insurance and guarantee policies reaches 95.84%, therefore, Arauco’s exposure portfolio is 4.16%.

Secured Debt-Open Account

	ThU.S.$	%
Total Open Account receivables	358,344	100.00
Secured debt(*)	343,431	95.84
Uncovered debt	14,913	4.16

(*)	Secured Debt is defined as the portion of accounts receivable that is covered by a credit company or guarantees as stand-by, mortgage or guarantee bond (among others).

Accounts exposed to this type of risk are: trade receivable, financial lease debtors and other debtors.

	December 2010 ThU.S.$	December 2009 ThU.S.$
Current Receivables
Trades and Notes Receivable	609,189	506,503
Financial lease debtors	4,317	4,315
Other Debtors	160,783	47,623
Net Subtotal	774,289	558,441
Trades and Notes Receivable	622,773	521,462
Financial lease debtors	4,317	4,315
Other Debtors	168,532	52,482
Gross Subtotal	795,622	578,259
Estimated Trades and Uncollectable Notes—Bad Debt	13,584	14,959
Estimated Financial leases	0	0
Estimated Miscellaneous— Bad Debt	7,749	4,859
Subtotal Bad Debt	21,333	19,818
Non Current Receivables
Trades and Notes Receivable	541	226
Financial lease debtors	5,599	7,450
Other Debtors	5,825	3,404
Net Subtotal	11,965	11,080
Trades and Notes Receivable	541	226
Financial lease debtors	5,599	7,450
Other Debtors	5,825	3,404
Gross Subtotal	11,965	11,080
Estimated Trades and Uncollectable Notes—Bad Debt	0	0
Estimated Financial leases	0	0
Estimated Miscellaneous—Bad Debt	0	0
Subtotal Bad Debt	0	0

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

The Credit and Collections Department, which reports to the Financial Department, is responsible for minimizing receivables credit risk and supervising past due accounts. It is also responsible for the approval or rejection of credit limits for all sales. The standards and procedures governing the control and risk management of credit sales are set forth the Company’s Credit Policy.

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

Of the total accounts receivable as of December 31, 2010, 88.43% is current, 7.68% is between 1 and 15 days past due, 1.82% is between 16 and 30 days past due, 0.23% is between 31 and 60 days past due, 0.58% is between 61 and 90 days past due, 0.25% is between 91 and 180 days past due, being the maximum distribution of credit for Arauco.

The following table shows the percentages in Sales debtors net, as of December 31, 2010:

Accounts receivables
Days	Up to date	1 to 15	16 to 30	31 to 60	60 to 90	90 to 180	More than 90	Total
ThU.S.$	538,731	46,766	11,058	1,412	3,528	1,500	6,194	609,189
%	88.43%	7.68%	1.82%	0.23%	0.58%	0.25%	1.02%	100%

Arauco has recognized impairment over the last five years in the amount of U.S.$9,77 which represents 0.057% of total sales during this period.

Sales debtor impairment as a

percentage of total sales

	2010	2009	2008	2007	2006	Last 5 years
Sales Debtors Impairment	0.05%	0.05%	0.13%	0.03%	0.01%	0.06%

The amount recovered by guarantee collections, insurance payments or any other credit enhancement during the first three quarters of 2010 amount to U.S.$1,69 million which represents 18.18% of the total impaired financial assets.

Explanation of any changes to risk exposure or changes in objectives, processes and policies regarding previous years’ risk management

In March 2009, Arauco implemented a Guarantee Policy in order to control accounting, valuation and expiration dates.

In December 2009, Arauco Group updated its Corporate Credit Policy.

Currently there is a Bad Debtors Provision Policy under IFRS for all the companies of Arauco group.

Regarding the risk of fix term deposits, agreements and mutual funds, Arauco has a placement policy that minimizes the risk through guidelines for management of cash flow surpluses in low-risk institutions.

Investment Policy:

Arauco has an Investment Policy that which identifies and limits financial instruments and companies in which Arauco and its subsidiaries are authorized to invest in, specifically, Celulosa Arauco y Constitución S.A.

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

With regard to intermediaries (banks, securities dealers and brokers, mutual fund. The last two ones must be banking subsidiaries), a methodology is used with the objective of determining the relative risk level of each bank or entity’s financial position and debt and asset security using a point system that gives each subject entity a relative risk ranking. Arauco uses this system to define investment limits.

The required records for evaluation of the various criteria are obtained from official Financial statements provided by the banks under evaluation and from the classification of in-effect short and long term debt securities, as defined by the controlling entity (the Superintendency of Banks and Financial Institutions) and used by risk classification companies authorized by the controlling entity, which in this case include Fitch Ratings Chile, Humphreys and Feller Rate.

Evaluated criteria are: Capital and Reserves, Current Ratio, Equity Share in Total Investments in Financial System, Capital Yield, Operational Income Net Profit Ratio, Debt / Capital Ratio and the Risk Classifications of each entity.

Any necessary exceptions regarding investment limits in each particular instrument or entity must have the authorization from Arauco’s Chief Financial Officer.

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

Explanation of Objectives, Policies and Processes for Risk Management, and Measurement Methods

The Financial Management Department constantly monitors the Company’s cash flow forecasts based on short and long term forecasts and available financing alternatives. In order to control the risk level of available financial assets, Arauco follows its investment policy.

The following table shows the capital commitment of the main financial liabilities subject to liquidity risk, presented without discounting and grouped according to their maturity dates:

December 31, 2010(1):

Tax ID	Name	Currency	Name-country Loans with banks	Maturity ThU.S.$					Total ThU.S.$		Type of amortization	Effective Rate %	Nominal Rate
				0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current
—	Arauco do Brasil S.A.	Real	Banco Alfa-Brazil	144	0	0	406	0	144	406	Monthly	TJLP+1.2%	TJLP+1.2%
—	Arauco do Brasil S.A.	Real	Banco Alfa-Brazil	161	0	0	308	0	161	308	Monthly	TJLP+1.2%	TJLP+1.2%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco BBVA-United States	0	260	24,000	219,463	79	24,260	219,542	(l) semmianual; (k) semmianually from 2011	Libor 6 months +0.2%	Libor 6 months +0.2%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco BBVA	30,001	0	0	0	0	30,001	0	Maturity	0.26%	0.26%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	American Express	495	0	0	0	0	495	0	Maturity	0.00%	0.00%
—	Arauco do Brasil S.A.	Real	Banco do Brasil-Brazil	0	8,905	0	0	0	8,905	0	Maturity	6.75%	6.75%
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim-Brazil	82	0	0	1,267	3,480	82	4,747	Monthly	TJLP+3.80%	TJLP+3.80%
—	Arauco do Brasil S.A.	Real	Banco Votorantim-Brazil	213	0	0	806	260	213	1,066	Maturity	11.25%	11.25%
—	Arauco do Brasil S.A.	Real	Banco Votorantim-Brazil	137	0	2,501	3,989	260	2,638	4,249	Monthly	TJLP+3.80%	TJLP+3.80%
—	Arauco Forest Brasil S.A.	U.S.Dollar	Banco Votorantim-Brazil	6	0	0	109	375	6	484	Maturity	11.25%	11.25%
—	Arauco do Brasil S.A.	Real	Banco Itau-Brazil	71	0	0	271	0	71	271	Monthly	4.50%	4.50%
—	Arauco Forest Brasil S.A.	Real	Banco Itau-Brazil	186	0	0	647	0	186	647	Maturity	4.50%	4.50%
—	Arauco do Brasil S.A.	Real	Fundo de Desenvolvimiento Econom.-Brazil	81	0	0	0	358	81	358	Monthly	0.00%	0.00%
76,721,630-0	Forestal Rio Grande S.A.	U.S. Dollar	J.P.Morgan-United States	9,860	0	25,713	69,094	0	35,573	69,094	Quarterly	Libor 3 months +0.375%	Libor 3 months +0.375%

			Total	41,437	9,165	52,214	296,360	4,812	102,816	301,172

Tax ID	Name	Currency	Name-country Bonds obligation	Maturity ThU.S.$					Total ThU.S.$		Type of amortization	Effective Rate %	Nominal Rate %
				0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-E	0	0	303	48,190	0	303	48,190	(l) semmianual; (k) maturity	4.02	4.00
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	0	0	2,250	53,987	424,911	2,250	478,898	(l) semmianual; (k) maturity	4.24	4.25
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-H	0	684	0	96,006	0	684	96,006	(l) semmianual; (k) maturity	2.40	2.25
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-J	0	2,422	0	41,385	280,729	2,422	322,114	(l) semmianual; (k) maturity	3.23	3.22
—	Alto Paraná S.A.	U.S. Dollar	Bonds 144 A-Argentina	1,004	0	0	68,850	292,482	1,004	361,332	(l) semmianual; (k) maturity	6.39	6.38
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee bonds 2019	15,205	0	0	145,000	638,387	15,205	783,387	(l) semmianual; (k) maturity	7.26	7.25
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee bonds 2ª emission	0	2,734	0	37,500	142,808	2,734	180,308	(l) semmianual; (k) maturity	7.50	7.50
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee bonds 4ª emission	0	8,914	386,558	0	0	395,472	0	(l) semmianual; (k) maturity	7.77	7.75
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee bonds 5ª emission	7,303	0	0	329,510	0	7,303	329,510	(l) semmianual; (k) maturity	5.14	5.13
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee bonds 6ª emission	0	0	4,047	440,252	0	4,047	440,252	(l) semmianual; (k) maturity	5.64	5.63
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	5,556	0	0	80,000	502,661	5,556	582,661	(l) semmianual; (k) maturity	5.02	5.00

			Total	29,068	14,754	393,158	1,340,680	2,281,978	436,980	3,622,658

Tax ID	Name	Currency	Name-country Bonds obligation	Maturity ThU.S.$					Total ThU.S.$		Type of amortization	Effective Rate %	Nominal Rate %
				0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current
82,152,700-7	Bosques Arauco S.A.	U.F.	Banco Santander Chile-97,036,000-K	27	54	250	49	0	331	49	Monthly	4.50	4.50
96,567,940-5	Forestal Valdivia S.A.	U.F.	Banco Santander Chile-97,036,000-K	13	0	0	0	0	13	0	Monthly	4.50	4.50

			Total	40	54	250	49	0	344	49

Arauco’ politics considered to meet with all Accounts payable related to or third parties (see Note 13), no later than 30 days.

December 31, 2009:

Tax ID	Name	Currency	Name-country Loans with banks	Maturity ThU.S.$					Total ThU.S.$		Type of amortization	Effective Rate	Nominal Rate
				0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current
—	Arauco do Brasil S.A.	Real	Banco Alfa-Brazil	5	0	22	325	0	27	325	Montly	TJLP+1.8%	TJLP+1.8%
93,458,000-1	Celulosa Arauco y Constitución S.A.	US Dollar	Banco BBVA-United States	0	0	301	172,458	72,453	301	244,911	(l) semmianual; (k) semmianual from 2011	Libor 6 months +0.2%	Libor 6 months +0.2%
93,458,000-1	Celulosa Arauco y Constitución S.A.	US Dollar	Banco del Estado-Chile-97,030,000-7	0	103,640	0	0	0	103,640	0	Maturity	4.35%	4.35%
93,458,000-1	Celulosa Arauco y Constitución S.A.	US Dollar	Banco BBVA-Chile-91,032,000-8	0	15,003	0	0	0	15,003	0	Maturity	Libor 2 months +0.55%	Libor 2 months +0.55%
—	Arauco do Brasil S.A.	Real	Banco do Brasil-Brazil	722	1,195	371	0	0	2,288	0	Maturity	6.75%	6.75%
—	Alto Paraná S.A.	US Dollar	Banco Santander Rio-Argentina	3,061	0	0	0	0	3,061	0	Maturity	4.80%	4.80%
—	Alto Paraná S.A.	US Dollar	Banco Santander Rio-Argentina	0	4,006	0	0	0	4,006	0	Maturity	2.00%	2.00%
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim-Brazil	77	0	0	0	4,404	77	4,404	Montly	TJLP+3.80%	TJLP+3.80%
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim-Brazil	6	0	0	0	424	6	424	Montly	VC+CM+3.30%	VC+CM+3.30%
—	Alto Paraná S.A.	US Dollar	Bank Boston-Argentina	3,580	0	0	0	0	3,580	0	Maturity	5.0%	5.0%
—	Alto Paraná S.A.	US Dollar	BBVA Banco Francés-Argentina	0	0	5,022	0	0	5,022	0	Maturity	2.50%	2.50%
—	Alto Paraná S.A.	US Dollar	BBVA Banco Francés-Argentina	0	4,001	0	0	0	4,001	0	Maturity	1.85%	1.85%
—	Alto Paraná S.A.	US Dollar	BBVA Banco Francés-Argentina	1,534	0	0	0	0	1,534	0	Maturity	5.0%	5.0%
—	Alto Paraná S.A.	US Dollar	BBVA Banco Francés-Argentina	1,006	0	0	0	0	1,006	0	Maturity	3.0%	3.0%
—	Alto Paraná S.A.	US Dollar	Banco Galicia-Argentina	0	0	2,009	0	0	2,009	0	Maturity	2.75%	2.75%
—	Arauco do Brasil S.A.	Real	Banco Itau-Brazil	2,569	4,116	9,381	0	0	16,066	0	Montly	1.43% do CDI	1.43% do CDI
—	Arauco do Brasil S.A.	Real	Fundo de Desenvolvimiento Econom.-Brazil	7	20	54	474	118	81	592	Montly	0%	0%
76,721,630-0	Forestal Rio Grande S.A.	US Dollar	J.P.Morgan-United States	10,267	0	25,713	104,197	0	35,980	104,197	Quarterly	Libor 3 months +0.375%	Libor 3 months +0.375%
78,049,140-K	Forestal Los Lagos S.A.	US Dollar	Santander Overseas Bank-Puerto Rico	4,839	0	0	0	0	4,839	0	Semminanual	Libor 6 months +0.5%	Libor 6 months +0.5%

			Total	27,673	131,981	42,873	277,454	77,399	202,527	354,853

Tax ID	Name	Currency	Name-country Bonds obligation	Maturity ThU.S.$					Total ThU.S.$		Type of amortization	Effective Rate %	Nominal Rate %
				0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-E	0	0	273	45,796	0	273	45,796	(l) semmianual; (k) maturity	4.02	4.00
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	0	0	2,026	48,635	407,643	2,026	456,278	(l) semmianual; (k) maturity	4.24	4.25
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-H	0	617	0	89,067	0	617	89,067	(l) semmianual; (k) maturity	2.40	2.25
—	Alto Paraná S.A.	US Dollar	Bonds 144 A-Argentina	1,004	0	0	68,850	313,031	1,004	381,881	(l) semmianual; (k) maturity	6.39	6.38
93,458,000-1	Celulosa Arauco y Constitución S.A.	US Dollar	Yankee bonds 2019	15,406	0	0	145,000	681,250	15,406	826,250	(l) semmianual; (k) maturity	7.26	7.25
93,458,000-1	Celulosa Arauco y Constitución S.A.	US Dollar	Yankee bonds 2ª emission	0	2,734	0	37,500	153,125	2,734	190,625	(l) semmianual; (k) maturity	7.50	7.50
93,458,000-1	Celulosa Arauco y Constitución S.A.	US Dollar	Yankee bonds 3ª emission	0	8,749	270,500	0	0	279,249	0	(l) semmianual; (k) maturity	8.65	8.625
93,458,000-1	Celulosa Arauco y Constitución S.A.	US Dollar	Yankee bonds 4ª emission	0	8,914	0	416,993	0	8,914	416,993	(l) semmianual; (k) maturity	7.77	7.75
93,458,000-1	Celulosa Arauco y Constitución S.A.	US Dollar	Yankee bonds 5ª emission	7,303	0	0	346,125	0	7,303	346,125	(l) semmianual; (k) maturity	5.14	5.13
93,458,000-1	Celulosa Arauco y Constitución S.A.	US Dollar	Yankee bonds 6ª emission	0	0	4,047	83,250	380,406	4,047	463,656	(l) semmianual; (k) maturity	5.64	5.63

			Total	23,713	21,014	276,846	1,281,216	1,935,455	321,573	3,216,671

Tax ID	Name	Currency	Name-country Bonds obligation	Maturity ThU.S.$					Total ThU.S.$		Type of amortization	Effective Rate %	Nominal Rate %
				0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current
82,152,700-7	Bosques Arauco S.A.	U.F.	Banco Santander Chile-97,036,000-K	18	37	169	235	0	224	235	Monthly	4.50	4.50
96,567,940-5	Forestal Valdivia S.A.	U.F.	Banco Santander Chile-97,036,000-K	11	22	104	12	0	137	12	Monthly	4.50	4.50

			Total	29	59	273	247	0	361	247

Guarantees given

As of the date of these financial statements, Arauco holds ThU.S.$10,622 as financial assets passed to third parties (beneficiaries), as a direct guarantee. If Arauco does not meet its obligation, the beneficiaries can seek relief under the warranty.

As of December 31, 2010, the assets covered by an indirect guarantee amounted to ThU.S.$308,874. The indirect guarantees are given to protect the obligation assumed by a third party, either a related company (the full guarantee of Celulosa Arauco y Constitución S.A. on Alto Paraná bonds amounted to ThU.S.$ 270,000) or an unrelated company (the buy-back operations that guarantee the obligation of forest service enterprises amounted to ThU.S.$38,005, which in the event of default, Arauco can cancel the obligation to obtain the asset exchange contract).

Direct and indirect guarantees granted by Arauco:

Direct:

Subsidiary reporting	Guarantee	Involved assets	ThU.S.$	Creditor of the guarantee
Arauco do Brasil S.A.	Collateral	Property, plant and equipment	1,197	Banco Alfa S.A.
Arauco do Brasil S.A.	Guarantee Letter	—	2,332	Tractebel Energia Comercializadora Ltda.
Arauco Forest Brasil S.A.	Guarantee Letter	—	7,027	Banco Votorantim S.A.

Indirect:

Subsidiary reporting	Guarantee	Involved assets	ThU.S.$	Creditor of the guarantee
Celulosa Arauco y Constitución S.A.	Full Guarantee	—	270,000	Alto Paraná S.A. (Bonds Holders 144 A)
Bosques Arauco S.A.	Buy-back	—	4,788	Leasing Banco Santander
Bosques Arauco S.A.	Buy-back	—	2,362	Leasing Banco Chile
Forestal Valdivia S.A.	Buy-back	—	1,099	Leasing Banco Santander
Forestal Valdivia S.A.	Buy-back	—	1,581	Leasing Banco Chile
Forestal Celco S.A.	Buy-back	—	15,609	Banco Santander
Forestal Celco S.A.	Buy-back	—	13,345	Banco Chile

Type of Risk: Market Risk—Exchange Rate

Description

This risk arises from the probability of being affected by losses from fluctuations in exchange rate in currencies in which assets and liabilities are denominated, in other than the functional currency defined by Arauco.

Explanation of Risk Exposures and How these Arise

Arauco is exposed to the risk of U.S. Dollar (functional currency) fluctuations for sales, purchases and obligations in other currencies, such as the Chilean Peso, Euro, Brazilian Real or others. In the case of significant exchange rate variations, the Chilean Peso is the currency that represents the main risk.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco performs sensitivity analyses to measure the effect of this variable on EBITDA and Income.

Sensitivity analysis considers a variation of + /-10% of the exchange rate as of December 31, 2010 over the Chilean Peso. This fluctuation range is considered possible given current market conditions at the closing date.

With all other variables at a constant rate, a U.S. Dollar exchange rate variation of +/-10% in relation to the Chilean Peso would mean a EBITDA an annual variation of +/-0.21% on the income after tax and +/-0.23% and 0.02% on equity.

The main financial instruments subject to exchange rate risk are local bonds issued in UF. These are not covered by swaps described in the Hedging chapter.

Amounts expressed in UF	12/31/2010	12/31/2009
Bonds Issued in UF (E Series)(*)	1,000,000	1,000,000
Bonds Issued in UF (F Series)	2,000,000	3,000,000

(*)	Arauco placed a E series bond in November 2008 for an amount of 1,000,000 UF at an annual rate of 4.00% payable semi-annually.

Type of Risk: Market Risk—Interest rate

Description

This risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations.

Explanation of Risk Exposure and How These Arise

Arauco is exposed to risks due to interest rate fluctuations for obligations to the public, banks and financial institutions and financial instruments that accrue interest at a variable rate.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of December 31, 2010, 7.3% of the Company’s bonds and bank loans bear interest at variable rates. A change of +/-10% interest rate, is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/-0.07% and equity would not be affected.

	12/31/2010 ThU.S.$	Total
Fixed rate	3,197,239	92.7%
Bonds issued	3,051,620
Loans with Banks(*)	145,226
Financial leasing	393
Variable rate	252,330	7.3%
Bonds issued	0
Loans with banks	252,330
Total	3,449,569	100.00%

(*)	Includes bank loans with variable rate swapped to fixed rate.

Type of Risk: Market Risk—Price of Pulp

Description

Pulp price is determined by world and regional market conditions. Prices fluctuate based on demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of Risk Exposure and How These Arise

Pulp prices are reflected in operational sales and directly affect the net income for the period.

As of December 31, 2010, operational income due to pulp sales accounted for 47.24% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the necessary safeguards to confront different scenarios in the best possible manner.

Sensitivity analysis considers a variation of +/-10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/-10% in the average pulp price would mean a EBITDA annual variation of +/-23.43%, on the income after tax and +/-17.98% and +/-1.40% on equity.

NOTE 24. OPERATING SEGMENTS (IFRS 8)

Operating segments were defined in accordance with Arauco’s senior management internal reporting structure, which is used to support operating decisions and resource allocation. Furthermore, the availability of relevant financial information has been considered in order to define operating segments. The persons responsible for making the decisions mentioned above are the Chief Executive Officer and Corporate Managing Directors of each business area (segment).

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

Explanation on the measurements of Earnings, Assets and Liability of Each Segment

Pulp

The Pulp business unit uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. On the other hand fluff pulp is mainly used in the production of diapers and female hygiene products.

Arauco has six plants, five in Chile and one in Argentina, and they have a total production capacity of approximately 3.2 millions tons per year. Pulp is sold in more than 40 countries, mainly in Asia and Europe.

Panels

The Panels business unit produces a wide range of panels products and several kinds of moldings aimed at the furniture, decoration and construction industries. In its 8 industrial plants, 3 in Chile, 2 in Argentina and 3 in Brazil, the Company has a total annual production capacity of 3.2 million cubic meters of plywood, PBO, MDF, Hardboards and moldings.

Sawn Timber

The Sawn Timber business unit produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

With 9 saw mills in operation, 8 in Chile and 1 in Argentina, the Company has a production capacity of 2.8 million cubic meters of sawn wood.

Furthermore, the company has 6 remanufacturing plants, 5 in Chile and 1 in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces. These products are sold in more than 28 countries.

Forestry

The Forestry Division is Arauco’s core business. It provides raw material for all products manufactured and sold by the Company. By directly controlling the growth of the forests to be processed, Arauco guarantees itself quality wood for each of its products.

Arauco holds forestry assets distributed throughout Chile, Argentina and Brazil, reaching 1.5 million hectares, of which 939 thousand hectares are used for plantations, 367 thousand hectares for native forests, 158 thousand hectares for other uses and 52 thousand hectares are to be planted. Arauco’s principal plantations consist of Radiata and taeda pine. These are species that have fast growth rates and short harvest cycles compared with other long fiber commercial woods.

Additionally, Arauco owns a forestry asset of 127 thousand hectares in Uruguay through a joint venture with Stora Enso, which is presented under Investment in associates and accounted for the equity method (see Note 15 and 16).

Summary financial information of assets, liabilities and income by segment, are as follows:

Year ended December 31, 2010	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Income due to ordinary activities from external customers	1,878,997	621,453	156,269	1,109,738	21,897	0	3,788,354	0	3,788,354
Ordinary activity income among segments	29,340	44,753	663,524	16,592	23,741	0	777,950	(777,950)	0

Financial income	0	0	0	0	0	22,154	22,154	0	22,154
Financial costs	0	0	0	0	0	(213,912)	(213,912)	0	(213,912)
Financial costs, net	0	0	0	0	0	(191,758)	(191,758)	0	(191,758)

Depreciation and amortizations	145,254	18,833	10,211	52,764	3,891	2,702	233,655	0	233,655
Sum of significant income accounts	116,666	2,673	221,501	5,837	0	0	346,677	0	346,677
Sum of significant expense accounts	3,829	7,058	11,392	2,979	296	0	25,554	0	25,554

Income (loss) of each specific segment	891,802	64,774	90,223	172,920	3,037	(528,006)	694,750	0	694,750

Company equity in profit and loss of associates and joint ventures through equity method
Associates	0	0	0	0	0	1,906	1,906	0	1,906
Joint ventures	(1,117)	0	(6,988)	0	0	(1,494)	(9,599)	0	(9,599)

Income tax expense	0	0	0	0	0	(198,018)	(198,018)	0	(198,018)

Non-monetary asset disbursements of the segment
Acquisition of property, plant and equipment and biological assets	312,258	55,224	192,199	72,281	1,358	446	633,786	0	633,786
Acquisition and contribution of investments in associates and joint venture	9,650	0	29,909	7,523	0	8,000	55,082	0	55,082

Nationality of Ordinary Income
Ordinary income (Chilean companies)	1,599,750	561,495	100,342	583,067	1,525	0	2,846,179	0	2,846,179
Ordinary income—foreign (Foreign companies)	279,247	59,958	55,927	526,671	20,372	0	942,175	0	942,175
Total Ordinary Income	1,878,997	621,453	156,269	1,109,738	21,897	0	3,788,354	0	3,788,354

Year ending December 31, 2010	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	3,840,362	546,386	5,237,801	1,438,486	50,120	1,412,275	12,525,430	(19,098)	12,506,332
Investments accounted through equity method
Associates	0	0	0	0	0	114,155	114,155	0	114,155
Joint Ventures	33,588	0	328,622	0	0	21,839	384,049	0	384,049
Segment liabilities	153,270	54,132	112,374	256,864	13,469	5,075,648	5,665,757	0	5,665,757

Chile	2,594,804	248,490	3,425,316	295,677	1,978	225,815	6,792,080	2,486	6,794,566
Foreign	531,107	31,550	1,242,324	644,501	35,367	88,909	2,573,758	0	2,573,758
Non-current assets, Total	3,125,911	280,040	4,667,640	940,178	37,345	314,724	9,365,838	2,486	9,368,324

Year ended December 31, 2009	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Income due to ordinary activities from external customers	1,682,715	493,938	89,521	832,170	14,701	0	3,113,045	0	3,113,045
Ordinary activity income among segments	19,920	2,974	665,057	34,472	26,009	0	748,432	(748,432)	0

Financial income	0	0	0	0	0	19,313	19,313	0	19,313
Financial costs	0	0	0	0	0	(193,872)	(193,872)	0	(193,872)
Financial costs, net	0	0	0	0	0	(174,559)	(174,559)	0	(174,559)

Depreciation and amortizations	135,849	19,797	7,518	40,543	3,704	0	207,411	0	207,411
Sum of significant income accounts	0	0	220,570	673	0	0	221,243	0	221,243
Sum of significant expense accounts	3,399	7,755	4,314	342	0	0	15,810	0	15,810

Income (loss) of each specific segment	320,161	(5,833)	191,000	83,539	256	(288,225)	300,898	0	300,898

Company equity in profit and loss of associates and joint ventures through equity method
Associates	0	0	0	0	0	4,084	4,084	0	4,084
Joint ventures	183	0	26	0	0	2,328	2,537	0	2,537

Income tax expense	0	0	0	0	0	(53,537)	(53,537)		(53,537)

Non-monetary asset disbursements of the segment
Acquisition of property, plant and equipment and biological assets	167,560	33,193	131,479	32,622	2,010	1,667	368,531	0	368,531
Acquisition and contribution of investments in associates and joint venture	0	0	117,585	164,088	0	22,060	303,733	0	303,733

Nationality of Ordinary Income
Ordinary income (Chilean companies)	1,483,774	448,452	51,242	508,747	1,008	0	2,493,223	0	2,493,223
Ordinary income—foreign (Foreign companies)	198,941	45,486	38,279	323,423	13,693	0	619,822	0	619,822
Total Ordinary Income	1,682,715	493,938	89,521	832,170	14,701	0	3,113,045	0	3,113,045

Year ended December 31, 2009	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	3,752,640	444,803	5,029,092	1,209,617	50,426	938,154	11,424,732	(10,905)	11,413,827
Investment in associates and joint ventures through equity method
Associates	0	0	0	0	0	118,435	118,435	0	118,435
Joint Ventures	25,055	0	305,701	0	0	26,910	357,666	0	357,666
Segment liabilities	119,262	41,251	94,786	232,227	9,407	4,534,461	5,031,394	0	5,031,394

Nationality of non-current assets
Chile	2,604,235	222,473	3,364,282	299,227	1,974	175,945	6,668,136	1,938	6,670,074
Foreign	539,907	42,053	990,407	764,288	37,627	97,158	2,471,440	0	2,471,440
Non-current assets, Total	3,144,142	264,526	4,354,689	1,063,515	39,601	273,103	9,139,576	1,938	9,141,514

Year ended December 31, 2008	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Income due to ordinary activities from external customers	1,912,556	722,316	108,165	944,534	26,322	0	3,713,893	0	3,713,893
Ordinary activity income among segments	33,459	3,467	839,723	54,416	32,099	0	963,164	(963,164)	0

Financial income	0	0	0	0	0	19,408	19,408	0	19,408
Financial costs	0	0	0	0	0	(175,241)	(175,241)	0	(175,241)
Financial costs, net	0	0	0	0	0	(155,833)	(155,833)	0	(155,833)

Depreciation and amortizations	121,971	20,380	6,102	37,092	3,711	0	189,256	0	189,256
Sum of significant income accounts	0	0	65,201	0	0	0	65,201	0	65,201
Sum of significant expense accounts	1,154	5,412	7,204	502	0	0	14,272	0	14,272

Income (loss) of each specific segment	575,467	28,632	(19,725)	211,041	2,542	(398,391)	399,566	0	399,566

Company equity in income and loss of associates and joint ventures through equity method
Associates	0	0	0	0	0	4,241	4,241	0	4,241
Joint ventures	0	0	0	0	0	1,598	1,598	0	1,598

Income tax expense	0	0	0	0	0	(98,044)	(98,044)	0	(98,044)

Non-monetary asset disbursements of the segment
Acquisition of property, plant and equipment and biological assets	214,538	35,864	156,531	49,883	3,160	0	459,976	0	459,976
Acquisition and contribution of investments in associates and joint venture	0	0	0	0	0	10,353	10,353	0	10,353

Nationality of Ordinary Income
Ordinary income (Chilean companies)	1,669,419	655,532	71,505	581,741	866	0	2,979,063	0	2,979,063
Ordinary income—foreign (Foreign companies)	243,137	66,784	36,660	362,793	25,456	0	734,830	0	734,830
Total Ordinary Income	1,912,556	722,316	108,165	944,534	26,322	0	3,713,893	0	3,713,893

NOTE 25. DISTRIBUTABLE NET INCOME AND EARNINGS PER SHARE

Distributable net income

As a general policy, the Board of Directors of Arauco agreed that the net income to be distributed as dividend payment is determined based on the effective realized income, net of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net income during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net income of the Company, which is the same considered for calculating the minimum required and additional dividend, the following unrealized results are excluded from the results of the exercise:

1)	Those relating to the fair value recorded for forestry assets covered by IAS 41, restoring them to the net income at the time of its completion. For these purposes, this includes the realized portion of such increases in fair value for assets sold or disposed by other means.

2)	Those generated through the acquisition of entities. These results will be restored to the net income at the time of their realization. For this purpose, the results are realized when acquired entities generate an income after their acquisition or when such entities are sold.

The deferred taxes associated with the amounts described in points 1) and 2) are also excluded.

The following table details adjustments made for the determination of distributable net income as of December 31, 2010 corresponding to 40% of the distributable net income for the year 2010:

Distributable Net Profit ThU.S.$
Income attributable to the Parent Company at 12/31/2010	694,750
Adjustments
Biological Assets
Unrealized	(221,502)
Realized	200,320
Deferred income taxes	(1,744)
Biological Assets (net)	(22,926)
Negative Goodwill	(1,113)
Total adjustments	(24,039)
Distributable Net Income at 12/31/2010	670,711

Distributable Net Profit ThU.S.$
Income attributable to the Parent Company at 12/31/2009	300,898
Adjustments
Biological Assets
Unrealized	(155,532)
Realized	115,969
Deferred income taxes	10,492
Biological Assets (net)	(29,071)
Income for the incorporation of the joint venture	(28,167)
Negative Goodwill	(36,871)
Total adjustments	(94,109)
Distributable Net Income at 12/31/2009	206,789

As a general matter, the Company expects to maintain its policy on dividends, for all future tax periods, with around 40% of net income to be distributed for each tax year, but will also consider the alternative of distributing a provisional dividend at year end.

Other non-current financial liabilities included in the Consolidated Balance Sheet dated December 31, 2010 shows ThU.S.$210,956 and ThU.S.$182,770 correspond to the provision of minimum dividend for the year 2010, discounting the interim dividend for ThU.S.$85,515 paid on December 16, 2010.

Earnings per share

The earnings per share are calculated by dividing the income attributable to shareholders of the Company with the weighted average of outstanding common shares. Arauco has no dilutive shares.

Gains (losses) per Shares	January-December
	2010 ThU.S.$	2009 ThU.S.$	2008 ThU.S.$
Gain (loss) attributable to holders of instruments in net equity participation of the Controller	694,750	300,898	399,566
Weighted average of number of shares, basic	113,152,446	113,152,446	113,152,446
Gain (loss) per share (U.S.$ per share)	6.14	2.66	3.53

NOTE 26. EVENTS AFTER REPORTING PERIOD (IAS 10)

1) Arauco and Stora Enso have done a number of investments in order to secure a strategic base that allows forestry to carry out a project to build a pulp mill in the Republic of Uruguay. To achieve this goal, Arauco, through its subsidiary Inversiones Arauco Internacional Limitada and Stora Enso are equal partners in a joint venture nominated Montes del Plata, who owned forests in Uruguay of approximately 250,000 hectares of land, of which half is planted.

Considering this strategic supply base forest, Inversiones Arauco Internacional Limitada and Stora Enso have agreed to undertake a project to build a pulp mill with a guaranteed capacity of 1.3 million tons per year, a port and a power unit utilizing renewal resources in the location of Punta Pereira, department of Colonia, Uruguay. Total investment is estimated to be of US$ 1,900,000,000.

It is estimated that the pulp mill is operational in the first half of 2013. Wood supply will come mostly from its forest plantations of Montes del Plata in the various department of the country. The project will be financed by approximately 40% correspondent to capital from shareholders and 60% from third-party financing.

2) As indicated, Inversiones Arauco Internacional Limitada, a subsidiary of the Company, and Stora Enso agreed to carry out a Project to build a pulp mill edge with guaranteed capacity of 1.3 million tons per year, a port and a power generated unit based on renewal resources in the location of Punta Pereira, department de Colonia, Uruguay.

In relation to the above mentioned, on February 9, 2011 the Board of Directors of the Company in 23rd Extraordinary Shareholders’ Meeting approved the provision of a non-solidarity and limited guarantee to ensure obligations to the Uruguayan company, Celulosa y Energía Punta Pereira S.A. (“CEPP”), a related company of Arauco, to assume through “Engineering Procurement and Construction Agreement” the construction of the main areas of the pulp mill (the “EPCs”) in favor of the company Andritz AG constituted in Uruguay to celebrate the

EPCs that will be signed for this purposes. The mentioned guarantee will be limited to the lower sum of: (i) 50% of any and all amounts owed by CEPP, under the EPCs; or (ii) the total and cumulative amount of €189.000.000.

3) The only industrial unit of the Company in which normalization was pending at December 31, 2010 as a result of the event dated February 27, 2010 was Line II of the Arauco Plant, located in Arauco, VIII Region, with a production capacity of 500,000 tons of cellulose per year. This line faced a complex repair process for the damages caused by the earthquake that occurred last February 27, especially its recovery boiler, which is critical for resuming production.

The referred Line II initiated its productive activities the first two weeks of February 2011.

4) The authorization for the issuance and publication of these consolidated financial statements for the period finished on December 31, 2010 was approved by the Board of Directors of the Company (the “Board”) in Extraordinary Session No. 438 dated March 04, 2011.

No other events have occurred between December 31, 2010 and the issuance of these financial statements.