Form 20-F
period 2011-12-31
ARAUCO & CONSTITUTION PULP INC
filed 2012-04-30
CIK 1004156

As filed with the Securities and Exchange Commission on April 30, 2012

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR

15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:  Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐  No ☒

i

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

Unless otherwise specified, all references to “$”, “U.S.$”, “U.S. dollars” or “dollars” are to United States dollars; references to “Chilean pesos” or “Ch$” are to Chilean pesos; references to “Argentine pesos” or “AR$” are to Argentine pesos; references to “Brazilian reals” or “R$” are to Brazilian reals; references to “€” or “euro” are to the euro, the single European currency established pursuant to the European Economic and Monetary Union; and references to “UF” are to Unidades de Fomento. The UF is a unit of account that is linked to, and adjusted daily to reflect changes in, the Chilean consumer price index reported by the Chilean National Institute of Statistics (Instituto Nacional de Estadísticas). At December 31, 2011, one UF equaled U.S.$45.61 and Ch$22,294.03.

PRESENTATION OF FINANCIAL DATA

This report includes the audited consolidated balance sheets of Arauco and our subsidiaries as of December 31, 2011 and 2010 and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2011, 2010 and 2009 (collectively, the “audited consolidated financial statements” or “financial statements”).

For your convenience, this annual report contains certain translations of Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, the U.S. dollar equivalent for information in Chilean pesos is based on the observed exchange rate reported by Banco Central de Chile, the Central Bank of Chile, which we refer to as the “Central Bank of Chile” or the “Central Bank.” The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. On December 31, 2011, the observed exchange rate for Chilean pesos was Ch$519.20 to U.S.$1.00, and on April 26, 2012, the observed exchange rate was Ch$484.88 to U.S.$1.00. You should not construe these translations as representations that the Chilean peso amounts actually represent such dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. See “Exchange Rates.” Unless otherwise specified, references to the devaluation or the appreciation of the Chilean peso against the U.S dollar are in nominal terms (without adjusting for inflation) based on the observed exchange rates published by the Central Bank of Chile for the relevant period.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial information as of December 31, 2009, 2010 and 2011 and for each of the years then ended is derived from, should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements which have been prepared in accordance with the International Financial Reporting Standards or “IFRS”.

IFRS differs in certain significant respects from generally accepted accounting principles in the United States, or “U.S. GAAP”. As a result, our financial information presented under IFRS is not directly comparable to our financial information presented under U.S. GAAP for fiscal years prior to and including 2008, and readers should avoid such a comparison.

	As of and for the year ended December 31,
	2009		2010	2011
	(in thousands of U.S.$, except ratios and per share data)
INCOME STATEMENT DATA
Revenue	U.S.$	3,097,448	3,767,384	4,374,495
Cost of sales		(2,152,535)	(2,298,191)	(2,908,463)
Gross income		944,913	1,496,193	1,466,032
Other operating income		181,383	378,480	475,014
Distribution costs		(374,641)	(360,188)	(451,620)
Administrative expenses		(249,340)	(323,916)	(415,521)
Other operating expenses		(57,978)	(49,063)	(90,313)
Other income (loss)		64,102	0	0
Financial income		19,313	15,761	24,589
Financial costs		(193,872)	(207,519)	(196,356)
Participation in (loss) income in associates and joint ventures accounted through equity method		6,621	(7,693)	(11,897)
Exchange rate differences		17,632	(16,288)	(26,643)
Income before income tax		358,133	898,767	773,285
Income tax		(53,537)	(198,018)	(152,499)

Net income		304,596	700,749	620,786
BALANCE SHEET DATA
Current assets		2,272,313	3,152,116	2,462,660
Property, plant and equipment		4,969,753	5,088,745	5,324,172
Biological assets(1)		3,757,528	3,790,958	3,744,584
Total assets		11,413,827	12,506,332	12,457,722
Total current liabilities		951,413	1,209,061	1,031,945
Total non-current liabilities		4,079,981	4,456,696	4,395,627
Total equity		6,382,433	6,840,575	7,030,150
CASH FLOW DATA
Net cash flow from operating activities		751,025	1,137,275	982,237
Net cash flow from investing activities		(717,291)	(669,414)	(1,208,857)
Net cash flow from financing activities		302,372	33,852	(481,184)

Net change in cash		336,106	501,713	(707,804)
OTHER FINANCIAL DATA
Capital expenditures(2)		362,690	595,520	717,340
Depreciation and amortization		207,415	233,655	230,737
Fair value cost of timber harvested(3)		198,675	271,515	335,142
EBIT(4)		532,692	1,090,525	945,052
Adjusted EBITDA(4)		765,618	1,390,482	1,307,685
Adjusted EBITDA/total interest expense		3.95	6.70	6.66
Adjusted EBITDA/sales revenue		24.7%	36.9%	29.9%
Average debt(5)/EBITDA		3.82	2.39	2.55
Total debt(6)		3,202,919	3,449,569	3,213,301
Total debt(6)/ capitalization(7)		33.4%	33.5%	31.4
Total debt(6)/ shareholders’ equity		51.1%	51.2%	46.3
Ratio of earnings to fixed charges(8)		2.7	5.1	4.8
Working capital(9)		1,320,900	1,943,055	1,430,715
Number of shares		113,152,446	113,152,446	113,152,446
Net income per share		2.66	6.14	5.41
Dividends paid		135,175	158,781	291,512
Dividends per share (U.S.$ per share)		1.19	1.40	2.58

(1)	Biological assets refer to our forests and long-standing trees.
(2)	Accrued for the period.
(3)	Denominated “Stumpage” in prior filings.
(4)	Adjusted EBITDA is calculated by adding “fair value cost of timber harvested,” “exchange rate differences” and deducting “gain from changes in fair value of biological assets” to EBITDA. “Fair value cost of timber harvested” is a non-cash expense included in our cost of sales (as a component of raw materials) that represents the fair value of the wood harvested and sold from our own plantations, which is commonly excluded from the non-generally accepted accounting principles (non-GAAP) measures used by analysts to compare participants in our industry as it is a non-cash item (purchases of wood from third parties are cash expenses that are not included in “fair value cost of timber harvested”). “Gain from changes in fair value of biological assets” is a non-cash revenue. We believe that Adjusted EBITDA provides investors with a useful supplemental indicator of the performance of our core business because (i) it cancels out the effects of fair value that are independent of the cost efficiency of our operating facilities and (ii) it excludes the effect of exchange rate differences, which are mainly derived from our debt instruments, and the effect of local costs as our functional currency is the U.S. dollar.

In evaluating the performance of Arauco, we believe that each of these non-GAAP financial measures should be considered together with and should not be considered in isolation, or as a substitute for, the analysis of our results as reported under IFRS. Some of the limitations of our non-GAAP financial measures are that EBIT, EBITDA and Adjusted EBITDA do not reflect: (i) our cash expenditures, or future requirements, for capital expenditures or contractual commitments; (ii) changes in, or cash requirements for, working capital needs; (iii) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our outstanding debt.

Because all companies do not calculate EBIT, EBITDA or Adjusted EBITDA in the same manner, such measures as calculated by us may differ from such measures calculated by other companies. We compensate for these limitations by using EBIT, EBITDA and Adjusted EBITDA as supplemental measures of our performance and by relying primarily on our financial statements that have been prepared in accordance with IFRS.

The following table presents, for the periods indicated, the reconciliation of EBIT, EBITDA and Adjusted EBITDA to net income. Since the filing date of our annual report on Form 20-F for the year ended December 31, 2010, we have revised the methodology that we use to calculate our non-GAAP financial measures. Although we believe that the methodology used to calculate the non-GAAP financial measures included in our prior filings on Form 20-F was compliant with applicable law, including the requirements of Form 20-F, we believe that the revised methodology provides readers of this annual report with an improved understanding of our operational performance from a core business perspective. However, as a result of the modifications to our calculation methodology, the reconciliation table set forth below and certain amounts included therein are not directly comparable to those included in prior filings.

	As of and for the year ended December 31,
	2009		2010	2011
	(in thousands of U.S.$, except ratios and per share data)
Net income	U.S.$	304,596	700,749	620,786
(+) Financial costs		193,872	207,519	196,356
(-) Financial income		(19,313)	(15,761)	(24,589)
(+) Income Tax		53,537	198,018	152,499
EBIT		532,692	1,090,525	945,052
(+) Depreciation and amortization		207,415	233,655	230,737
EBITDA		740,107	1,324,180	1,175,789
(+) Fair value cost of timber harvested		198,675	271,515	335,142
(-) Gain from changes in fair value of biological assets		(155,532)	(221,501)	(229,889)

(+) Exchange rate differences		(17,632)	16,288	26,643

Adjusted EBITDA		765,618	1,390,482	1,307,685
(A) Denominated “Stumpage” in prior filings.

(5)	Average debt is calculated as the average between the beginning and the end of the applicable year.
(6)	Total debt is calculated as total financial debt, including accrued interest.
(7)	Capitalization is calculated as total financial debt, including accrued interest, plus total shareholders’ equity.
(8)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consist of interest expense (including capitalized interest) and amortization of any discount and issuance costs related to our offerings of debt securities.
(9)	Working capital is calculated by subtracting current liabilities from current assets.

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

	Daily Observed Exchange Rate
Year Ended December 31,	High	Low	Average(1)	Period- End
	Ch$ per U.S.$
2007	548.67	493.14	521.06	496.89
2008	676.75	431.22	521.79	636.45
2009	643.87	491.09	559.67	507.10
2010	549.17	468.01	510.22	468.01
2011	533.74	455.91	483.57	519.20
Months (2011-2012)
November	526.83	494.08	509.73	517.37
December	522.62	508.67	517.26	519.2
January	518.20	485.35	499.96	488.75
February	487.73	475.29	480.89	476.27
March	491.57	480.62	485.90	487.44
April (through April 26)	489.64	482.17	486.05	484.88

Source: Central Bank of Chile

(1)	For each year, the average of the month-end exchange rates for the relevant year. For each month, the average daily exchange rate for the relevant month.

On April 26, 2012, the observed exchange rate was Ch$484.88 to U.S.$1.00.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains words such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties. These forward-looking statements are based on current plans, estimates and projections; therefore, readers should not place undue reliance on them. Actual results could differ materially from those projected in such forward-looking statements because of various factors that may be beyond our control, including but not limited to our ability to service our debt, fund our working capital requirements, comply with financial covenants in certain of our debt instruments, fund and implement our capital expenditure programs and maintain our relationships with customers, as well as a change in control, the effects on us from competition, future demand for forestry, panels and wood products in the Chilean, Argentine, Brazilian, Uruguayan and export markets, international prices for forestry and wood products, the condition of our forests, possible shortages of energy, including electricity, the state of the Chilean and world economies and manufacturing industries, the relative value of the Chilean peso compared to other currencies, inflation, increases in interest rates, the effects of earthquakes, floods, tsunamis or other catastrophic events and changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities. Forward-looking statements in this annual report speak only as of their dates, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

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

Prices for many of the products we sell can fluctuate significantly. The price of commodities such as pulp, panels and sawn timber has a high correlation with international prices. Consequently, the prices that we are able to charge for these products are highly dependent on prevailing international prices. Historically, such prices have been subject to substantial variation. For example, during the period from January 1, 2009 to December 31, 2011, the average price for Norscan bleached softwood kraft market pulp (pulp produced in Canada and Northern Europe sold to manufacturers of paper products delivered in Northern Europe, or NBSK), which is the benchmark for softwood bleached pulp, ranged from a low of U.S.$577.09 per metric ton in April 2009 to a high of U.S.$ 1,023.1 per metric ton in June 2011. During the last quarter of 2008 and the first quarter of 2009 there was a very rapid and significant reduction in the international prices of the products we sell and commodity prices in general as a result of the global financial crisis. In the second half of 2009, the international prices of the products we sell and commodity prices in general increased up to pre-financial crisis levels and continued at high levels in 2010 and the first half of 2011. In the second half of 2011, pulp prices started to decline. The continuation of severe global economic conditions may continue to exert downward pressure on commodity prices, including the international prices of the products we sell, which could result in material and adverse declines in our revenues, results of operations and financial condition. We have no control over the factors that cause prices to change which include, among others:

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

Global economic developments, and particularly economic developments in the Asian, European and U.S. economies, could have an adverse effect on the demand for our products, our financial condition, results of operations and cash flows.

The global economy, and in particular global industrial production, is the primary driver of demand for pulp, paper and wood products. Global industrial production dropped during the second half of 2008 and first half of 2009 due to the financial crisis and global economic conditions, resulting in a significant and widespread contraction in demand for pulp, paper and wood products. A continued decrease in the level of activity in either the domestic or the international markets within which we operate could adversely affect the demand and the price of our products and thus our cash flows and operational and financial results. Due to this downturn in global industrial production, our pulp segment experienced significant price declines in the last quarter of 2008 and the first quarter of 2009, which severely affected our results. In addition, the significant downturn in the home-building industry in the United States and Europe has resulted in increased inventories of available new homes, significant declines in home prices, loss of home-equity values and loss of consumer confidence and demand. As a result of these events, our plywood and panel sales were adversely affected, continuing a downward trend both in volume and price across all markets. Our medium-density fiberboard molding sales also experienced a sharp decline in volume mainly due to the lower activity in the United States and Canadian construction markets. Our wood products segment, which is also highly dependent on the strength of the home-building industry, experienced decreases in its prices of and demand for its products. The decrease in demand of sawn timber products due primarily to the credit crisis and continued downturn in the real estate market in the United States and decrease in demand for sawn timber products resulted in our decision to close five sawmills in 2008 and 2009. Also, the same situation of deteriorated market conditions led us to close our Bossetti sawmill in Argentina in December 2010.

Since late 2009, high levels of sovereign debt and insufficient public sector revenues have resulted in a European sovereign debt crisis. As of the date of this annual report, credit rating agencies have downgraded the credit ratings of many of the Eurozone governments, including Greece, Spain, Italy, Portugal and France, among others. During 2011 and the first quarter of 2012, the deepening of this crisis has caused a general economic downturn in Europe, which has negatively affected the banking and credit systems, employment and production. As a result, demand and prices for pulp and wood products have declined in the European market.

Export sales of our wood products to Asia accounted for 38.6% of our sales revenue in 2011 compared to 36.3% in 2010 and 32.1% in 2009 and export sales to North America accounted for 36.7% of our sales revenue in 2011 compared to 39.7% in 2010 and 43.3% in 2009. Our business, financial condition, results of operations and cash flows could be materially and adversely affected if the economic conditions in Asia, Europe, the United States and elsewhere abroad continue to deteriorate, and if we are unable to reallocate our sawn timber and other products to other markets on equally beneficial terms, which could require us to recognize additional impairment charges.

We depend on free international trade as well as economic and other conditions in our principal export markets.

In 2011, export sales, defined as sales out of the country where our goods were produced, accounted for 71.5% of our total sales revenues. During this period, 47.0% of our export sales were to customers in Asia, 19.0% to customers in North America, 17.7% to customers in Europe, 11.8% to customers in Central and South America and 4.5% to customers in other countries. As a result, our results of operations and cash flows depend, to a significant degree, on economic, political and regulatory conditions in our principal export markets. Our ability to compete effectively in our export markets could be materially and adversely affected by a number of factors beyond our control, including deterioration in macroeconomic conditions, exchange rate volatility, government subsidies, and the imposition of increased tariffs or other trade barriers. If our ability to sell our products competitively in one or more of our principal export markets were impaired by any of these developments, it might be difficult to re-allocate our products to other markets on equally favorable terms and our business, financial condition, results of operations and cash flows might be adversely affected.

We are located in a seismic area that exposes our property in Chile to the risk of earthquakes and tsunamis, and we experienced significant business disruption and losses as a result of the February 27, 2010 earthquake.

Our properties in Chile are located in a seismic area that exposes our facilities, plants, equipment and inventories to the risk of earthquakes and even subsequent tsunamis in some areas. A significant earthquake or other catastrophic event could severely affect our ability to meet our production targets, satisfy customer demand and could require us to make unplanned capital expenditures, resulting in lower sales and having a material adverse effect on our financial results.

On February 27, 2010, an earthquake measured at a magnitude of 8.8 on the Richter scale, followed by a tsunami that affected the coast, occurred in the South-Central Region of Chile, an area where we maintain a substantial portion of our Chilean industrial operations. Immediately after the earthquake, all of our production units applied their contingency plans, which involved shutting down operations and evaluating the damage caused to each facility by the earthquake. As a result of the earthquake and the subsequent tsunami, our Mutrún sawmill was destroyed. All of our operations have since reopened and are currently operating at full operational capacity, except for the Mutrún sawmill, which will not be reopened. The Mutrún sawmill represented 6% of our sawn timber production capacity in Chile.

The suspension of our operations in Chile resulted in significant asset impairment charges due to earthquake-related damage to property and inventories as well as a significant decrease in our sales volumes due to plant closures which had an adverse effect on our results of operations and cash flows. Our insurance policies provided coverage for damages to our property, plant, equipment and inventories and for business interruption caused by such damages up to an aggregate amount of U.S.$650 million, with a deductible of U.S.$3 million for property damage and a deductible of 21 days for business interruption. On July 1, 2010 we received an advance insurance payment of U.S.$100 million, which included compensation for losses caused by physical damage (U.S.$30 million) and downtime (U.S.$70 million). During November 2010, we received an advance insurance payment of U.S.$185 million, which included compensation for losses caused by physical damage (U.S.$75 million) and downtime (U.S.$110 million). On November 15, 2011, we and the insurers accepted the final report of the insurance adjusters. In accordance with such final report, as of December 31, 2011, we received a total recovery of U.S.$532 million, net of U.S.$278 million in advance payments that we had already received. We cannot assure you that we will not experience other suspensions or interruptions or unexpected damage to our property as a result of other earthquakes, aftershocks, tsunamis, any related repair and maintenance or other consequences associated with such events, any of which could have a material and adverse effect on our revenue, results of operations and financial condition.

The costs to comply with, and to address liabilities arising under, environmental laws and regulations could adversely affect our business, financial condition, results of operations and cash flows.

In each country where we have operations, we are subject to a wide range of national and local environmental laws and regulations concerning, among other matters, the preparation of environmental impact assessments for our projects, the protection of the environment and human health, the generation, storage, handling and disposal of waste, the discharge of pollutants and the remediation of contamination. As a forest products manufacturer, we generate air and water emissions and solid and hazardous wastes. These emissions and waste disposals are subject to limits or controls prescribed by law or by our operating permits, and we may be required to install or upgrade our pollution control equipment in order to meet these legal requirements. We have made, and expect to continue to make, expenditures to maintain compliance with environmental laws. Notwithstanding our policy to strictly comply with all requirements established by applicable environmental laws, any failure to comply with such environmental laws may result in civil, administrative or criminal fines or sanctions, claims for environmental damages, remediation obligations, the revocation of environmental authorizations or the temporary or permanent closure of facilities. Environmental regulations in Chile and other countries in which we operate have become increasingly stringent in recent years (for example, in connection with the approval and development of new projects), and this trend is likely to continue. Future changes in environmental laws, or in the application, interpretation or enforcement of those laws, including new or stricter requirements related to harvesting activities, air and water emissions and/or climate change regulations, could result in substantially increased capital, operating or compliance costs, impose conditions that restrict or limit our operations or otherwise adversely affect our business, financial condition, results of operations and cash flows. These changes could also limit the availability of our funds for other purposes, which could adversely affect our business, financial condition, results of operations and cash flows.

We have been subject to a number of environmental administrative and judicial proceedings in Chile, including proceedings related to the Valdivia Mill (2004-2005), the Arauco Mill (2004), the Nueva Aldea Complex (2004-2005) and the Licancel Mill (2007). As a result of these proceedings, we have been subject to monetary fines as well as sanctions, including orders to suspend or limit our operations. Additional proceedings, enforcement actions or claims related to compliance with environmental requirements or alleged environmental damages may also be brought against us in the future. Any such proceedings or claims may have an adverse effect on our business, financial condition, results of operations and cash flows. See “Risk factors—Risks Relating to Us and the forestry industry—Environmental concerns led us to temporarily suspend our operations at the Valdivia Mill in 2005 and the Licancel Mill in 2007, which adversely affected, and in the future may continue to adversely affect, our business, financial condition, results of operations and cash flows”.

Environmental concerns led to the temporary suspension of our operations at the Valdivia Mill in 2005 and at the Licancel Mill in 2007, which adversely affected, and in the future may continue to adversely affect, our business, financial condition, results of operations and cash flows.

Valdivia Mill

Our operations at the Valdivia Mill, an industrial development in the Province of Valdivia, have been subject to environmental scrutiny by Chilean environmental regulators and the Chilean public since the mill began its operations in 2004. A variety of concerns and claims have been raised regarding the mill’s potential environmental impacts in the area. Primarily, it has been alleged that the mill’s operations impacted the habitat of the nearby Carlos Anwandter Nature Sanctuary and contributed to the migration and death of black-neck swans living in the area. In connection with an environmental administrative proceeding, environmental regulators required us to temporarily suspend operations at the Valdivia Mill for approximately one month in January 2005.

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

In June 2007, we were required to submit to the COREMA of the Tenth Region of Chile an environmental impact study for the implementation of substantial technological improvements on the quality of the effluents generated by the Valdivia Mill. In June 2008, the COREMA approved that environmental impact study subject to certain conditions that, in our opinion, adversely affected the feasibility of the project. For such reason, we filed an appeal before the Directive Council (Consejo Directivo) of the National Environmental Commission (Comisión Nacional del Medio Ambiente), or CONAMA, challenging the conditions imposed by the COREMA. This administrative appeal was partially accepted by the CONAMA, but some of the conditions that we believe adversely affect the feasibility of the project were maintained. As a result, in September 2009, we presented another appeal in the relevant court, and as of the date of this annual report such appeal remains pending.

Until October 2007, our Valdivia Mill was under the jurisdiction of the COREMA of the Tenth Region of Chile, but due to a change in legislation creating two new administrative regions in Chile, our Valdivia Mill became subject to the jurisdiction of the COREMA of the Fourteenth Region of Chile. In February 2009, as previously required by the COREMA of the Tenth Region of Chile, we submitted to the COREMA of the Fourteenth Region of Chile an environmental impact study for the construction of a pipeline to discharge the Valdivia Mill’s wastewater in the Pacific Ocean near Punta Maiquillahue, complying with the requirement that such wastewater be discharged in a body of water other than the Cruces River, the Carlos Anwandter Nature Sanctuary or their respective sources.

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

The suspension of operations at the Valdivia Mill in 2005 adversely affected our business, financial condition, results of operations and cash flows. Any future suspension of operations at the Valdivia Mill or at any other of our significant operating plants can be expected to have similar adverse effects. We offer no assurance that the Valdivia Mill, or our other mills, will be able to operate without further interruption. See “Item 8. Financial Information—Legal Proceedings.”

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

In April, 2005, the National Defense Council (Consejo de Defensa del Estado), the Chilean national agency that institutes legal proceedings on behalf of the Chilean government, instituted a civil lawsuit seeking reparations, damages and indemnification from us for environmental harm allegedly caused by the effluent discharges from our Valdivia Mill. The National Defense Council has not quantified the damages it is seeking in connection with the Valdivia Mill lawsuit.

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

We are also subject to certain other civil and administrative proceedings relating to our mills. We cannot assure you that, as a result of such proceedings, our mills will be able to operate without interruption. Any such interruption, or unexpected costs to resolve such proceedings, could have a material and adverse effect on our business, financial condition, results of operations and cash flows.

We are subject to a substantial tax claim in Argentina

On December 14, 2007, the Administración Federal de Ingresos Públicos (AFIP), Argentina’s internal revenue service, notified our Argentine subsidiary, Alto Paraná S.A. (“Alto Paraná”), of a claim for unpaid taxes for fiscal years 2002, 2003 and 2004 in the aggregate amount of AR$418 million (or approximately U.S.$105 million) (including principal, interest and penalties accrued through such date), arising from a dispute regarding certain income tax deductions (related to debt issued by Alto Paraná in 2001 and repaid in 2007) taken by Alto Paraná and rejected by the AFIP. On February 8, 2010, the Tribunal Fiscal de la Nación (Argentina’s tax court) issued an unfavorable administrative ruling requiring that Alto Paraná pay the AFIP’s claim in full.

Alto Paraná appealed this unfavorable administrative ruling to the Court of Appeals and also filed an injunctive action requesting that the court stay Alto Paraná’s payment obligation until resolution of its pending appeal. On May 13, 2010, the Court of Appeals granted an injunction of Alto Paraná’s payment obligation in exchange for the posting of a surety bond in the amount of AR$633.6 million (or approximately U.S.$159 million). We have not established any reserve in respect of this contingency and can offer no assurance that the Court of Appeals will issue a ruling favorable to us. If the Court of Appeals upholds the decision of the Tribunal Fiscal de la Nación, Alto Paraná will be required to satisfy the above-mentioned claim which would have an adverse effect on our financial condition and results of operations. For more information regarding this claim or any other substantial tax claim in Argentina, see “Item 8. Financial Information—Legal Proceedings—Tax Litigation in Argentina.”

Our ability to access local and international credit or capital markets may be restricted at a time when we need financing, which could have a material adverse effect on our flexibility to react to changing economic and business conditions.

As of December 31, 2011, we had approximately U.S.$3,213.3 million of outstanding indebtedness. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Contractual obligations.” In light of the current economic environment, we may be unable to access, or we may be restricted in accessing, credit and capital markets to satisfy our financing needs, or we may not be able to refinance our existing indebtedness on terms that are favorable to us or at all. If we are unable to refinance our indebtedness as it becomes due, or if we refinance such indebtedness on terms that are not favorable to us, our business, results of operations and financial condition could be materially and adversely affected.

Material disruptions at any of our manufacturing, mills processing or remanufacturing facilities could negatively impact our financial results.

A material disruption at any of our manufacturing, processing or remanufacturing facilities could prevent us from satisfying customer demand for our products, meeting our production targets and/or require us to make unplanned capital expenditures, resulting in lower sales, which would have a negative effect on our financial results. Our Chilean facilities are located in a region known for seismic activity that exposes our facilities in Chile to the risk of earthquakes and in some areas, to subsequent tsunamis. In addition, our facilities (or any of our machines within an otherwise operational facility) could cease operations unexpectedly due to a number of events, including:

•	unscheduled maintenance outages;

•	prolonged power failures;

•	an equipment failure;

•	fires, floods, hurricanes or other adverse weather;

•	disruptions in the transportation infrastructure, including roads, bridges, railroad tracks and tunnels;

•	a chemical spill or release;

•	explosion of a boiler;

•	the effect of a drought or reduced rainfall on its water supply;

•	labor difficulties;

•	terrorism or threats of terrorism;

•	domestic and international laws and regulations applicable to our Company and our business partners, including joint venture partners, around the world; and

•	other operating problems.

Disease or fire could affect our forests and manufacturing processes and, in turn, adversely affect our business, financial condition, results of operations and cash flows.

Our operations are subject to various risks affecting our forests and manufacturing facilities, including disease and fire. Although to date certain pests and diseases afflicting radiata or taeda pine plantations in other parts of the world have not significantly affected the forestry industries in Chile, Argentina, Brazil and Uruguay, these pests or diseases do migrate and may appear in Chile, Argentina, Brazil or Uruguay in the future. Similarly, forest fires are always a risk, particularly during low rainfall conditions. We do not maintain insurance against pests, diseases or, in certain areas, fires that could affect our forests, and as a result our business, financial condition, results of operations and cash flows could be adversely affected if any of these risks were realized.

Commencing on December 31, 2011, wildfires, exacerbated by high temperatures and strong winds, broke out in the Eighth Region of Chile. As a result, the fires destroyed our Nueva Aldea plywood mill and approximately 8,200 hectares of our forest plantations. The affected forest plantations represent approximately 0.8% of our total forest plantations. Our Nueva Aldea plywood mill, which represented a cash investment of approximately U.S.$110 million, had an annual production capacity of 450,000 cubic meters, representing approximately 14.2% of our total panel production capacity. Although the plywood mill at Nueva Aldea and our forest plantations are insured, our insurance is subject to deductibles and caps, including a 15-day deductible relating to our business interruption insurance for the Nueva Aldea plywood mill. We believe that the interruption of our Nueva Aldea panel mill may result in a loss of profits of approximately U.S.$ 2.0 million during year 2012, net of the insurance coverage we may receive due to this event. We can provide no assurance that we will receive insurance proceeds to compensate us fully for the losses we have incurred.

Climate change may negatively affect our business, financial condition, results of operations and cash flows.

A growing number of scientists, environmentalists, international organizations, regulators and other commentators maintain that global climate change has contributed, and will continue to contribute, to the increasing unpredictability, frequency and severity of natural disasters (including, but not limited to, hurricanes, droughts, tornadoes, freezes, other storms and fires) in certain parts of the world. As a result, a number of legal and regulatory measures as well as social initiatives have been introduced in numerous countries in an effort to reduce carbon dioxide and other greenhouse gas emissions, which some argue to be substantial contributors to global climate change.

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

Our operations could be adversely affected by labor disputes.

Approximately 22.7% of our employees in Chile, 49.2% of our employees in Argentina and 11.3% of our employees in Brazil were unionized at December 31, 2011. In the past, certain work slowdowns, stoppages and other labor-related disruptions have adversely affected our operations.

In Chile we experienced (i) a 10-day work stoppage in November 2009 at our Constitución, Arauco, Nueva Aldea, Horcones and Trupán-Cholguán complexes, (ii) a three-day work stoppage in September 2009 at our Constitución, Valdivia, Arauco, Nueva Aldea, Horcones and Trupán-Cholguán complexes and (iii) a six-day work stoppage in May 2007 at our Horcones complex (which includes the Arauco pulp mill, a panel plant and two sawmills), each of which was caused by the employees of our third party forestry contractors at each of the respective facilities.

In Argentina we experienced (i) a 3-day stoppage at Alto Paraná’s chemical mill in March 2011, as a result of a strike by the chemical union and (ii) a 4-day stoppage at Alto Paraná’s pulp mill in September 2010, as a result of a strike by the pulp union, but these strikes were limited to two hours per shift and did not materially affect operations. In January 2008, Alto Paraná’s chemical mill in Argentina experienced three days of work stoppage, but these strikes were limited to two hours per shift and did not materially affect operations. In addition, in January and February 2007, we experienced (i) a 12-day stoppage at our Zárate mill due to a dispute arising between the local chemical and timber unions with regard to the representation of their workers at the mill and (ii) a six-day suspension of operations at the Alto Paraná’s pulp mill as a result of a strike by a group of approximately 150 power saw operators.

Our principal collective-bargaining agreements in Chile are scheduled to expire in 2015. We cannot assure you that a work slowdown, or a work stoppage or strike, will not occur prior to or upon the expiration of our labor agreements, and we are unable to estimate the adverse effect of any such work slowdown, stoppage or strike on our sales.

In addition, we depend to a significant extent on employees of contractors to which we outsource a wide range of services including operation of certain of our manufacturing facilities and management of certain of our plantations. As of December 31, 2011, we had contracts with approximately 1,002 contractors, who employed approximately 25,456 employees. Contractors that are not affiliated with us or with each other operate our eight sawmills and five remanufacturing facilities in Chile. Under Chilean labor legislation, we are secondarily liable for the payment of labor and the social security obligations owed to employees of our contractors. In the event that we do not exercise the rights granted to us by the labor laws regarding the supervision of our contractors in their compliance of their labor and social security obligations, then our responsibility is elevated from secondary to joint and several, thus enabling an employee of a contractor to bring a claim relating to these obligations against both the contractor and to us, as the party hiring such contractor, although the contractor would remain primarily liable for such obligations. Furthermore, as a general rule, we are also responsible for the health and safety conditions of the contractors’ workers and are obligated to ensure that the contractors comply with all obligations related to such conditions while such workers are performing activities for us within our corporate purpose. As a result of the foregoing, we may be affected by future strikes, work slowdowns, stoppages or other labor-related developments in the various countries in which we operate, including such developments attributable to employees of contractors performing outsourced services, and such strikes, slowdowns, stoppages or other developments could have a material adverse effect on our business, financial condition, results of operations or prospects.

Risks Relating to Chile

Adverse changes in Chile’s political and economic conditions could directly impact our business and the market price of our securities.

At December 31, 2011, 76.6% of our property, plant and equipment and forest assets were directly owned by the Company and our Chilean subsidiaries, and in 2011, 76.1% of our revenues were attributable to our Chilean operations. Accordingly, our business, financial condition, results of operations and cash flows depend, to a considerable extent, upon economic conditions in Chile. Future changes in the Chilean economy could adversely affect our business, financial condition, results of operations and cash flows and may impair our ability to proceed with our strategic plan of business. In addition, such changes may impact the market price of our securities.

The Chilean government has exercised and continues to exercise a substantial influence over many aspects of the economy. We have no control over and cannot predict how government intervention and policies will affect the Chilean economy or, directly and indirectly, our operations and revenues. Our operations and financial condition and the market price of our securities may be adversely affected by changes in policies involving exchange controls, taxation and other matters.

Chile has different corporate disclosure standards from those with which you may be familiar in the United States, and Chile’s securities laws may not afford you the same protections as U.S. securities laws.

The securities disclosure requirements applicable to certain foreign private issuers differ from those applicable to issuers domiciled in the United States in some important respects. Accordingly, the information about us available to you will not be the same as the information disclosed by a U.S. company required to file reports with the U.S. Securities and Exchange Commission.

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

Chile has experienced high rates of inflation in the past. The annual rates of inflation (as measured by changes in the consumer price index and as reported by the Chilean National Institute of Statistics) in 2006, 2007, 2008, 2009, 2010 and 2011 were 2.6%, 7.8%, 7.1%, -1.4%, 3.0% and 4.4% respectively. High levels of inflation in Chile could adversely affect the Chilean economy and have a material adverse effect on our revenues, results of operations, financial condition and cash flows. Changes in the rate of inflation in Chile could continue in the future. Due to the competitive pressures we face in each of our product lines, we may not be able to increase prices in lock-step with inflation, which could materially and adversely affect our revenues, results of operations, financial and cash flows.

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

In addition, as an international company operating in Chile and several other countries, we transact a portion of our business and have assets and liabilities in Chilean pesos and other non-U.S. dollar currencies, such as the Argentine peso, the Uruguayan peso, the Brazilian real, the Colombian peso and the Mexican peso, among others.

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

At December 31, 2011, 10.6% of our property, plant and equipment and forest assets were owned by our Argentinean subsidiaries, and in 2011, 12.7% of our revenues were attributable to our Argentine operations. The financial condition and results of our Argentine operations, including the ability of our Argentine subsidiary Alto Paraná to raise capital, depend, to a certain extent, upon economic conditions prevailing in Argentina. See “Item 4. Information on the Company—Description of Business—History.”

From 1998 to 2002, the Argentine economy experienced an economic recession marked by reduced levels of consumption and investment and an elevated unemployment rate. The Argentine gross domestic product, or GDP, decreased by 0.8% in 2000, 4.0% in 2001 and 10.9% in 2002. Since 2003, the Argentine GDP increased by 8.8% in 2003, 9.0% in 2004, 9.2% in 2005, 8.5% in 2006, 8.7% in 2007 and 6.8% in 2008. Although in 2009, Argentina’s GDP growth slowed to 0.9% as a result of the global financial crisis, in 2010 it rose to 9.2% and in 2011 it slowed to 7.3%. Depending on the future development of the economy of Argentina, over which we have no control, our business, financial condition, results of operations and cash flows could be adversely affected.

In addition, there are many aspects of the Argentine economy that could adversely affect our operations, including, among others, inflation, interest rates, foreign exchange controls and taxes. We have no control over and cannot predict how the Argentine economy could affect our operations and revenues in Argentina.

Changes in Argentine economy may impair the ability of Alto Paraná, our Argentine subsidiary, to meet its obligations and transfer money abroad.

We guarantee a portion of Alto Paraná’s debt. We may be required to fulfill our obligation under our guarantees if Alto Paraná’s ability to transfer funds abroad to service such debt is restricted. For a description of Alto Paraná’s debt which we guarantee see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Since 2001, the Argentine government has issued various regulations that have resulted a number of monetary and currency exchange control measures, which have included the obligation to repatriate foreign currency earned abroad and tight restrictions on transferring funds abroad, with certain exceptions for authorized transactions. Although current restrictions have not materially affected Alto Paraná’s business, financial condition, results of operations and cash flows, including its ability to service its debt, if in the future such payments are restricted, such restriction would be an obstacle to Alto Paraná’s ability to transfer money abroad, which may negatively affect its financial condition, results of operations and cash flows.

Risks Relating to Brazil

Economic conditions in Brazil may have a direct impact on our business, financial condition, results of operations and cash flows.

At December 31, 2011, 12.8% of our property, plant and equipment and forest assets were owned by our Brazilian subsidiaries, and in 2011, 11.2% of our revenues were attributable to our Brazilian operations.

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

In September 2007, our subsidiaries Placas do Paraná S.A. and Arauco Florestal S.A. entered into an agreement for the joint ownership of land with Stora Enso Oyj, or Stora Enso, a Finnish-Swedish multinational corporation. Pursuant to the agreement, we acquired 80% of the shares in Stora Enso Arapoti Empreendimentos Agrícolas S.A., now Arauco Florestal Arapoti S.A., which owns 50,000 hectares of land, including 25,000 hectares of pine and 5,000 hectares of eucalyptus plantations; 20% of the shares in Stora Enso Arapoti Indústria de Papel S.A., which owns a paper mill with an annual production capacity of 205,000 tons of light weight coated paper; and 100% of the shares of Stora Enso Arapoti Serraria Ltda., which owns a sawmill with an annual production capacity of 150,000 cubic meters per year. In August 2009, we acquired, through our Brazilian subsidiary Placas do Paraná, Tafisa Brasil S.A., or Tafisa Brasil, which has a panel production facility located in the city of Pien, Brazil, with an annual total installed capacity of 725,000 cubic meters, and which includes two production lines producing medium density fiberboard (MDF) and one production line producing particleboard. The facility also has added-value lines to produce products for the construction and furniture industries.

On November 17, 2011, Centaurus Holdings S.A., a Brazilian company that is 51% owned by Klabin S.A. and 49% by our subsidiary Arauco Forest Brasil S.A., acquired the quotas of Florestal Vale do Corisco Ltda., which has 107,000 hectares of land in the Brazilian state of Paraná. The total purchase price for the proposed transaction was U.S.$473.5 million, of which we paid 49%. Antitrust approval of this transaction remains pending as of the date of this annual report.

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

Brazil has, in the past, experienced high rates of inflation. More recently, Brazil’s rates of inflation were 4.5% in 2007, 5.9% in 2008, 4.3% in 2009, 5.9% in 2010 and 6.5% in 2011, as measured by the Brazilian consumer price index (Índice de Preços ao Consumidor-Amplo). In the past, inflation, governmental measures to combat inflation and public speculation about possible future actions have had significant negative effects on the Brazilian economy. Certain future measures, if taken by the Brazilian government, including interest rate increases, intervention in the foreign exchange market and actions to adjust or fix the value of the real may trigger increases in inflation, and consequently, have adverse economic impacts on the business, financial condition, results of operations and cash flows of our Brazilian subsidiaries could suffer.

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

For example, the real appreciated by 4.8% against the U.S. dollar in 2010, and depreciated 11.6% during 2011. The exchange rate between the real and the U.S. dollar may continue to fluctuate and may rise or decline substantially from current levels.

Devaluation of the Brazilian real and currency instability may adversely affect our results of operation and financial condition in terms of U.S. dollars and could adversely affect the ability of our Brazilian subsidiaries to meet their foreign currency obligations in the future and could result in a monetary loss relating to these obligations.

Risks Relating to Uruguay

Economic conditions in Uruguay may have a direct impact on our financial condition, results of operations and cash flows.

In September 2009, we executed a series of agreements, pursuant to which we and Stora Enso agreed to combine our respective assets in Uruguay in a 50%-50% joint venture. As a consequence of this transaction, we and Stora Enso equally own and control all assets that we and Stora Enso previously owned in Uruguay, which includes approximately 74,000 hectares previously owned by Stora Enso (including 17,300 hectares which are already planted with forests) and approximately 39,000 hectares previously owned by us (of which 27,400 are already planted with forests).

In addition, in October 2009, we and Stora Enso acquired in equal parts the Uruguayan subsidiaries of the Spanish company Grupo Empresarial ENCE, or “ENCE”. The principal assets of these companies consist of approximately 130,000 hectares of land, of which approximately 73,000 have forestry plantations, approximately 6,000 hecateres under agreements with third parties and one industrial site, certain environmental permits for the construction of a pulp mill, a river terminal and one nursery. We own and operate these acquired assets jointly with Stora Enso as part of our Montes del Plata joint venture. The aggregate value of the assets acquired as a result of this transaction was U.S.$335 million, of which we paid 50% (or approximately U.S.$167.5 million).

On January 18, 2011, Arauco and Stora Enso agreed to carry out the construction of a state of the art pulp mill with an annual guaranteed capacity of 1.3 million tons, a port and a power producing unit based on renewable sources, all located in Punta Pereira, department of Colonia, Uruguay. The total estimated investment is U.S.$1,900 million. The project is being financed 40% by Arauco and Stora Enso on an equal basis, pursuant to their Montes del Plata joint venture, and 60% by long-term debt financing. The debt financing, incurred on September 29, 2011, includes a loan agreement among Celulosa y Energía Punta Pereira S.A., Zona Franca Punta Pereira S.A., each a Uruguayan affiliate of the Montes del Plata joint venture, and Banco Interamericano de Desarrollo, known as the “IDB Facility Agreement,” of up to U.S.$454,000,000, and an export credit agency agreement, known as the “Finnvera Guaranteed Facility Agreement” of up to U.S.$900,000,000. Arauco agreed to guarantee 50% of this debt.

As a result of these significant recent investments we have made in Uruguay and the significant additional investments we are currently contemplating, our financial condition and results of operations may consequently depend, to a certain extent, on political and economic conditions in Uruguay. Certain future actions by the Uruguayan government, including, among others, actions with respect to inflation, interest rates, foreign exchange controls and taxes, could have a material adverse effect on our operations in Uruguay.

Risks Relating to Other Markets

Our business, earnings and prospects may be adversely affected by developments in other countries that are beyond our control.

Our business, financial condition, results of operations and cash flows depend, to a large extent, on the level of economic activity, government and foreign exchange policies and political and economic developments in our principal export markets. 93.0% of our total pulp sales in 2010 and 94.4% in 2011, as well as 52.4% in 2010 and 54.9% in 2011 of our total sales of forestry, wood and panel products were attributable to exports, principally to customers in Asia, the Americas and Western Europe. Our business, earnings and prospects, as well as our financial condition, results of operations, cash flows and the market price of our securities, may be materially and adversely affected by developments in these export markets relating to inflation, interest rates, currency fluctuations, protectionism, government subsidies, price and wage controls, exchange control regulations, taxation, expropriation, social instability or other political, economic or diplomatic developments. For example, certain target countries to which we export may impose buying restrictions in our industry, which may adversely affect our sales. We have no control over these conditions and developments which could adversely affect us and our business, financial condition, results of operations and cash flows or the price or market of our securities.

Developments in other emerging and developed markets may adversely affect the market price of our securities and our ability to raise additional financing.

Our financial condition and the market price of our securities may be adversely affected by declines in the international financial markets and world economic conditions. Chilean securities markets are, to varying degrees, influenced by general economic, political, social and market conditions in other emerging and developed market countries, especially those in the United States, Europe, China and Latin America. Although economic conditions are different in each country, investors’ reactions to developments in one country can affect the securities markets and the securities of issuers in other countries, including Chile. Negative developments in the international financial markets in the future could adversely affect the market price of our securities and impair our ability to raise additional capital.

Since late 2009, high levels of sovereign debt and insufficient public sector revenues have resulted in a European sovereign debt crisis. As of the date of this annual report, credit rating agencies have downgraded the credit ratings of many of the Eurozone governments, including Greece, Spain, Italy, Portugal and France, among others. During 2011 and the first quarter of 2012, the deepening of this crisis has caused a general economic downturn in Europe, which has negatively affected the banking and credit systems, employment and production. As a result, we may face difficulties in obtaining loans or we may incur higher debt servicing costs in connection with loans obtained from European financial institutions.

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

Item 4. Information on the Company

DESCRIPTION OF BUSINESS

We believe that, as of December 31, 2011, we were one of Latin America’s largest forest plantation owner, and that we are Chile’s largest exporter of forestry and wood products in terms of sales revenue. We have industrial operations in Chile, Argentina and Brazil. As of December 31, 2011, we had approximately 1.0 million hectares of plantations in Chile, Argentina, Brazil and Uruguay. During 2011, we harvested 18.6 million cubic meters of sawlogs and pulplogs and sold 5.8 million cubic meters of wood products, including sawn timber (green and kiln-dried lumber), remanufactured wood products and panels (plywood, medium density fiber board, or MDF, particle board, or PBO, and high density fiber board, or HB).

Based on information published by Resource Information Systems, Inc., an independent research company for the pulp and paper industry, at December 31, 2011, we were one of the world’s largest producers of bleached and unbleached softwood kraft market pulp in terms of production capacity, with an estimated 6.3% share of the total world production of bleached softwood kraft market pulp and a 14.4% share of the total world production of softwood kraft market unbleached pulp. “Market pulp” is pulp sold to manufacturers of paper products, as opposed to pulp produced by an integrated paper producer for use in its paper production facilities. “Kraft pulp” is pulp produced using a chemical process.

Based on information published by Resource Information Systems, Inc., we were also one of the world’s lowest-cost producers of softwood kraft market pulp. We believe that we are able to produce our products at a lower cost than our competitors because of the high growth rate and short harvest cycle of radiata and taeda pine compared to other commercial softwoods, the advanced genetic and silviculture techniques we apply in our forest management, our modern mill facilities and, in the case of Chile, the proximity of our operations to Pacific coast ports.

History

Celulosa Arauco y Constitución S.A. is a corporation (sociedad anónima) organized under the laws of Chile and subject to certain rules applicable to Chilean public corporations (sociedades anónimas abiertas). Our principal executive offices are located at Avenida El Golf 150, 14th Floor, Las Condes, Santiago, Chile, and our telephone number is +56-2-461-7200.

We were formed on September 14, 1979 in a merger between Industrias de Celulosa Arauco S.A., or Industrias Arauco, and Celulosa Constitución S.A., or Celulosa Constitución. Our two predecessor companies were created in the late 1960s and early 1970s by Corporación de Fomento de la Producción, or Corfo, a Chilean government development corporation, to develop forest resources, improve soil quality in former farming areas and promote employment. As part of the Chilean government’s privatization program, Corfo sold Industrias Arauco to Compañía de Petróleos de Chile S.A., or Copec, in 1977 and Celulosa Constitución to Copec in 1979. In October 2003, Copec transferred all of its gasoline-and fuel-related business assets to a new subsidiary, and changed its legal name to Empresas Copec S.A., or Empresas Copec. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

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

On May 17, 2009, our subsidiary Inversiones Arauco Internacional Limitada (previously known as Arauco Internacional S.A.), or “Arauco Internacional”, and a subsidiary of Stora Enso Oyj agreed through a joint venture partnership to acquire the Uruguayan subsidiaries of ENCE, which acquisition was completed on October 16, 2009. The companies acquired by the joint venture partnership were Eufores S.A., Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A. The main assets of these subsidiaries included 130,000 hectares of land, of which 73,000 have forestry plantations, 6,000 hectares under agreements with third parties, an industrial site, the necessary environmental permits for the construction of a pulp mill, a river terminal, a chip producing mill and a nursery. The agreed value of these assets, pursuant to the aforementioned transaction, was U.S.$335 million, of which Arauco paid 50% (or U.S.$167.5 million). See “Item 5. Operating Financial Review and Prospects—Results of Operations”.

On August 26, 2009, our subsidiary Placas do Paraná S.A. acquired 100% of the shares of Tafisa Brasil, by means of a share purchase agreement executed among SCS Beheer, B.V., Tafiber – Tableros de Fibras Ibéricos, S.L. (each of which is a subsidiary of Sonae Indústria, SGPS, S.A.) and Placas do Paraná S.A. Pursuant to the transaction, we paid a purchase price of U.S.$227 million, of which U.S.$165.2 million was allocated to pay the value of the shares of Tafisa Brasil, with the balance corresponding to liabilities that the acquired company maintained. The primary asset of Tafisa Brasil (which has been renamed “Arauco do Brasil S.A.”) is a panel production facility located in the city of Pien, Brazil, which is in the state of Paraná. The facility has an annual total installed capacity of 640,000 cubic meters, which includes three production lines: two lines producing MDF and one line producing particleboard. The facility also has added-value lines to produce products for the construction and furniture industries.

On September 27, 2009, Arauco and its subsidiary Arauco Internacional, executed a series of joint venture agreements with Stora Enso, pursuant to which Stora Enso Amsterdam B.V. agreed to transfer ownership of 100% of the shares of Stora Enso Uruguay S.A. to Forestal Cono Sur. As a consequence of this transaction, Arauco and Stora Enso equally control all assets that both companies own in Uruguay, which includes 74,000 hectares owned by Stora Enso (including 17,300 hectares which are already planted with forests) and 39,000 hectares owned by Arauco (of which 27,400 are already planted with forests). These assets, and those that we acquired from ENCE in October of 2009, have helped to secure a strategic basis to consider the construction of a future pulp mill in Uruguay.

In April 2010, our subsidiary Arauco do Brasil S.A. acquired 50% of the shares of Dynea Brasil S.A. from Dynea AS for U.S.$15 million. As a result of this acquisition, we now own 100% of the shares of Dynea Brasil S.A. Dynea Brasil S.A. was absorbed by Arauco do Brasil S.A. in May 2010.

On January 18, 2011 Arauco and Stora Enso agreed to carry out the construction of a state of the art pulp mill with an annual guaranteed capacity of 1.3 million tons, a port and a power producing unit based on renewable sources, all located in Punta Pereira, department of Colonia, Uruguay. The total estimated investment is U.S.$1,900 million. For more information regarding the ongoing construction of the pulp mill in Uruguay, see “Item 3. Key Information—Risk Factors—Risks Relating to Uruguay—Economic conditions in Uruguay may have a direct impact on our financial condition, results of operations and cash flows.”

On November 17, 2011, Centaurus Holdings S.A., a Brazilian company that is 51% owned by Klabin S.A. and 49% by our subsidiary Arauco Forest Brasil S.A., acquired the shares of Florestal Vale do Corisco Ltda., which has 107,000 hectares of land in the Brazilian state of Paraná. The total purchase price for the proposed transaction was U.S.$473.5 million, of which we paid 49%. Antitrust approval of this transaction remains pending as of the date of this annual report.

On December 27, 2011, Alto Paraná acquired 100% of the shares of Greenagro S.A. (“Greenagro”), a company duly incorporated under the laws of Argentina, for a total purchase price of U.S.$10.7 million. Greenagro is engaged in forestry activities in the area of Isla Victoria, province of Entre Ríos, Argentina. As of the date of this annual report, the closing of the acquisition remains subject to anti-trust review in Argentina by the National Commission for the Defense of Competition (Comisión Nacional de Defensa de la Competencia).

On December 29, 2011, Arauco Panels USA, one of our U.S. subsidiaries, entered into an asset purchase agreement to acquire an industrial facility in Moncure, North Carolina for U.S.$56 million plus approximately U.S.$6 million in respect of working capital, subject to adjustment based on actual working capital at closing. The facility includes medium-density fiberboard and high-density fiberboard (HDF) production lines with annual production capacity of up to 330,000 cubic meters, a particleboard production line with annual production capacity of up to 270,000 cubic meters and two melamine product production lines. This transaction was closed in January, 2012.

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

The following table sets forth our ownership interests in our subsidiaries as of December 31, 2011.

	Country of incorporation	Total stock held
Agenciamiento y Servicios Profesionales S.A. de C.V.	Mexico	99.9990%
Alto Paraná S.A.	Argentina	99.9766
Arauco Australia Pty Ltd.	Australia	99.9990
Arauco Bioenergía S.A.	Chile	99.9985
Arauco Colombia S.A.	Colombia	99.9980
Arauco Denmark ApS	Denmark	99.9990
Arauco Distribución S.A.	Chile	99.9992
Arauco do Brasil S.A.(ex-Placas do Paraná S.A.)	Brazil	99.9990
Arauco Ecuador S.A.	Ecuador	99.9990
Arauco Florestal Arapoti S.A.	Brazil	79.9992
Arauco Forest Brasil S.A.	Brazil	99.9990
Arauco Forest Products B.V.	The Netherlands	99.9990
Arauco Holanda Cooperatief U.A.	The Netherlands	99.9990
Arauco Panels USA LLC	U.S.A.	99.9990
Arauco Perú S.A.	Peru	99.9990
Arauco Pisos Laminados S.A.	Brazil	99.9990
Arauco Wood Products, Inc.	U.S.A.	99.9990
Araucomex S.A. de C.V.	Mexico	99.9990
Aserraderos Arauco S.A.	Chile	99.9992
Bosques Arauco S.A.	Chile	99.9256
Catan Empreendimentos e Participacoes S.A.	Brazil	99.9925
Controladora de Plagas Forestales S.A.	Chile	59.6326

	Country of incorporation	Total stock held
Empreendimentos Florestais Santa Cruz Ltda. (ex-Lucchese Empreendimentos e Participacoes Ltda.)	Brazil	99.9754
Forestal Arauco S.A.	Chile	99.9248
Forestal Celco S.A.	Chile	99.9256
Forestal Cholguán S.A.	Chile	97.4281
Forestal Los Lagos S.A.	Chile	79.9405
Forestal Nuestra Señora del Carmen S.A.	Argentina	99.9766
Forestal Talavera S.A.	Argentina	99.9945
Forestal Valdivia S.A.	Chile	99.9256
Greenagro S.A.	Argentina	99.9766
Industrias Forestales S.A.	Argentina	99.9991
Inversiones Arauco Internacional Ltda. (ex-Arauco Internacional S.A.)	Chile	99.9990
Inversiones Celco S.L.	Spain	99.9990
Investigaciones Forestales Bioforest S.A.	Chile	99.9256
Leasing Forestal S.A.	Argentina	99.9971
Mahal Empreendimentos e Participacoes S.A.	Brazil	99.9923
Paneles Arauco S.A.	Chile	99.9992
Savitar S.A.	Argentina	99.9930
Servicios Logísticos Arauco S.A.	Chile	99.9995

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

•	We continue to develop our facilities, transportation, shipping, storage and product distribution network that allow us to reach over 70 countries worldwide; and

•	We are expanding internationally into new regions that we believe have comparative advantages in the forestry sector.

Domestic and Export Sales

The following table sets forth our sales revenue derived from exports and domestic sales for the years indicated.

	Year ended December 31,
	2009	2010	2011
	(in millions of U.S.$)
Export Sales
Bleached pulp	$1,330	$1,448	$1,681
Unbleached pulp	191	217	264
Sawn timber	259	359	429
Remanufactured wood products	145	131	161
Panels	436	485	584
Posts	4	6	8
Other	1	1	1

Total export sales revenue	$2,365	$2,647	$3,128

Domestic Sales
Bleached pulp	63	94	78
Unbleached pulp	13	31	37
Sawlogs	46	98	75
Pulplogs	10	15	41
Sawn timber	79	105	98
Remanufactured wood products	11	19	37
Chips	17	29	29
Electric power	78	86	98
Panels	389	624	689
Other	27	40	63

Total domestic sales revenue	$732	$1,141	$1,247

Total sales revenue	$3,097	$3,788	$4,374

The following table sets forth a geographic market breakdown of our export sales revenue for the years indicated.

	Year ended December 31,
	2009	2010	2011
	(in millions of U.S. dollars)
North America	$479	$505	$594
Central and South America	258	367	368
Asia	1,249	1,271	1,471
Europe	317	411	555
Other	63	85	140

Total	$2,366	$2,639	$3,128

Forestry Activity

Radiata pine grows at the fastest rates within a narrow band of latitude and under certain climatic conditions. One of Chile’s main advantages in the forestry products industry lies in the short growing cycle of its radiata pine plantations. The faster growth rate of radiata pine trees in Chile allows harvesting of pulplogs and sawlogs 16 to 18 years after planting and of high quality sawlogs 25 years after planting. For most temperate softwood forests in the Northern Hemisphere this range is 18 to 45 years for pulplogs and 50 to 150 years for high quality sawn timber. Consequently, the Chilean forestry industry is a relatively low cost producer, since a Chilean producer generally requires less time and a smaller area to produce the same volume of pine as its North American or European competitors, who face lower forest growth rates and higher transportation and investment costs as a result of the larger tracts of forests necessary to produce equivalent yields of softwood. Accordingly, since the mid- 1970s, we have focused our forest management toward the application of advanced genetic and silviculture techniques to increase productivity and the quality of our plantations.

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

Forest Plantations

At December 31, 2011, our planted forests consisted of 76.8% radiata, taeda and elliottii pine and 23.2% mainly of eucalyptus. Radiata and taeda pine have a rapid growth rate and a short harvest cycle compared to other commercial softwoods. Radiata and taeda pine are sufficiently versatile for both the production of forestry and wood products and the production of long fiber pulp for sale to manufacturers of paper and packaging.

We seek to manage our forestry resources in a way that ensures that the annual growth of our forest is equal to or greater than the volume of resources harvested each year. In 2011, Arauco planted a total of 75,750 hectares and harvested a total of 49,340 hectares in Chile, Argentina, Brazil and Uruguay (these amounts include, with respect to Brazil, 80% of the plantations owned by Arauco do Brasil and with respect to Uruguay, 50% of the plantations owned in Uruguay by the Montes del Plata joint venture). We believe that our annual harvests and plantations long-term sustainable equilibrium are approximately 67.4 thousand hectares (including the Montes del Plata joint venture).

Our planted radiata pine forests are located in central and southern Chile, and most are located in close proximity to our major production facilities and to port facilities. The majority of our radiata pine is less than 16 years old.

At December 31, 2011, our aggregate radiata pine holdings comprised 41% of all Chilean radiata pine plantations, making us the country’s largest radiata pine plantation owner according to the Chilean Forestry Institute. At December 31, 2011, we owned approximately 1,111,085 hectares of land in Chile, of which 743,273 hectares are forest plantations.

At December 31, 2011, we owned 257,720 hectares of forest and other land in Argentina, 173,079 hectares of forest and other land in Brazil and 132,663 hectares of forest and other land that the Montes del Plata joint venture owns in Uruguay. Of the total land we own in these three countries, approximately 175,829 hectares of land is planted with taeda pine and elliotti pine, a species of softwood that has a growth rate similar to that of radiata pine. The balance includes plantations of other species of trees, land to be planted, protected areas and natural forests.

The following table sets forth the number of hectares and types of uses of our land holdings and rights, as of December 31, 2011.

	At December 31, 2011
	Total	Distribution
	(in hectares)	(percentage)
Pine plantations(1)
0-5 years	198,433	11.9%
6-10 years	164,260	9.8
11-15 years	197,224	11.8
16-20 years	137,881	8.2
21+ years	89,138	5.3
Subtotal	786,936	47.0
Eucalyptus plantations(2)	221,808	13.3
Plantation of other species	15,690	0.9
Subtotal	237,498	14.2
Land for plantations	63,771	3.8
Land for other uses(3)	586,342	35.0
Total(4)	1,674,547	100.0%

(1)	All years are calculated from the date of planting.
(2)	Approximately 73% of our eucalyptus plantations are less than 10 years old.
(3)	Includes roads, firebreaks, native forests and yards.
(4)

Includes 80% of plantations owned by Forestal los Lagos S.A., 50% of plantations owned by the Montes del Plata joint venture, 80% of plantations owned by Florestal Arapoti. Also includes 63,440 hectares for which we have the right to harvest but which we do not own, of which 58,838 hectares are in Chile, 9,298 hectares are in Uruguay and 304 hectares are in Argentina.

Land Acquisition and Afforestation

Our total land assets have increased from fewer than 170,000 hectares in 1980 to 1,674,547 hectares at December 31, 2011. That number does not include 4,251 hectares owned by third parties or the assets owned by Forestal Río Grande S.A. as to which we have harvesting rights. In the five years ending December 31, 2011, we purchased 264,746 hectares of land, of which 13,631 hectares were purchased in Chile, 21,186 in Argentina, 107,554 in Brazil and 123,366 in Uruguay. For more information regarding our material land acquisitions, see “—History” herein.

We expect to acquire additional land if we are presented with the possibility to do so at a desired price or location. There can be no assurance that we would be able to acquire land at the desired price or location.

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

Forest Management

For our pine plantations, our forestry management activities seek to increase sawlogs through advanced genetic techniques, planting and site preparation procedures, thinning and pruning. Managed forests can produce trees of larger diameter and, if pruned, a higher proportion of clear wood, which generally commands a higher price than knotted wood. Although some land is not suitable for the production of pruned logs, at December 31, 2011, over 64% of our pine forests in Chile were designed for clear wood production.

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

As of December 31, 2011, we had eight nurseries in Chile, Argentina, Brazil and Uruguay, in which we grow seedlings using seeds and using cuttings from genetically selected trees. To achieve higher quality trees and an increased growth rate, we apply strict selection criteria to the trees from which seedlings are produced. We then plant the seedlings manually. Depending upon the species of tree to be planted and the nutrient and physical characteristics of the soil, we may also undertake a certain amount of ground preparation before planting. Our other principal forest activities are thinning, pruning and harvesting.

Thinning, or culling inferior trees from the plantation, occurs in the following two stages:

•

Thinning to waste. Thinning to waste occurs after four to six years and results in an average reduction of the number of trees per hectare from 1,250 to approximately 700. Thinning to waste is conducted once or twice per year on up to 500 hectares of our plantations.

•

Commercial thinning. Thinned trees are used in pulp production or, depending on the quality of the particular land, as sawlogs. Commercial thinning occurs at eight to 12 years and results in an average reduction of the number of trees per hectare from 700 to approximately 450. Commercial thinning is conducted once or twice per year.

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

Pruning involves removing branches, the source of knots, which are the main defect in sawn timber. Pruning results in a high-quality clearwood sawlog of 5.3 meters from each tree, and is conducted three times:

•	when trees are five to nine years old,

•	one year later, when trees are six to ten years old, and

•	one year later, when trees are seven to eleven years old.

Our eucalyptus plantations are neither thinned nor pruned.

Harvesting timber involves felling trees, removing branches from the logs, cutting the logs into appropriate sections and loading the logs onto trucks for transport to sawmills, panel mills or pulp mills. We use the lower section of the radiata pine, comprising the first 7 to 12 meters, in sawmills and plywood mills. We use the mid-section of the radiata pine, comprising, on average, the next 8 to 13 meters, in either sawmills or pulp mills, depending on the diameter and quality of the pine. We use the top section of the tree for pulp and MDF production.

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

	Year ended December 31,
	2009	2010	2011
		(in hectares)
Thinning	19,246	11,570	12,992
Pruning	31,191	27,335	23,330
Harvesting	30,872	30,158	33,955

We manage our forest activities, but we hire independent contractors to perform the bulk of our operations, including planting, maintenance, thinning, pruning, harvesting, transportation and access road construction. As of December 31, 2011, we had arrangements with more than 335 independent contractors that employed over 12,519 workers in Chile. Many of these contractors have long-standing relationships with us, but we award many contracts based on competitive bids. We believe that our arrangements with independent contractors provide greater flexibility and efficiency than performing these activities directly.

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

We operate an extensive fire control organization that interacts with the fire control organizations of other forestry companies to ensure that any fire damage to our forests is minimal. The operation primarily consists of a system of spotter towers, manned 24 hours a day during the summer months, from which spotters report the direction of any fire observed to a central command post, where the fire’s exact location is determined and an appropriate ground and/or aerial response is formulated. Over the last five years, this system has limited fire damage to our forests to an average of 0.3% of the plantations per year. Nevertheless, in January 2012, a fire affecting the Eighth Region of Chile destroyed approximately 8,200 hectares of our forest plantations and our Nueva Aldea plywood mill. See “Item 3. Key Information—Risk factors–Risks Relating to Us and the Forestry Industry— Disease or fire could affect our forests and manufacturing processes and, in turn, adversely affect our business, financial conditions, results of operations and cash flows.”

Forest Production

We harvested 18.6 million cubic meters of logs during the year ended December 31, 2011, consisting of 9.2 million cubic meters of sawlogs, 6.7 million cubic meters of radiata pine pulplogs and 2.7 million cubic meters of eucalyptus pulplogs and other logs. We did not export any pulplogs during 2011 because substantially all of the pulplogs from our forests were used in our pulp or panel mills. During 2011, our sawmills and panel mills used 6.15 million cubic meters of sawlogs, and no sawlogs were exported. We also sold 2.4 million cubic meters of sawlogs to unaffiliated domestic sawmills during 2011.

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

Pulp

We believe that we were Chile’s largest producer of bleached and unbleached softwood market pulp in terms of production in 2011. For the year ended December 31, 2011, pulp sales were U.S.$2,060.8 million, representing 54.7% of our total sales revenue for the period.

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

Pulp Mills

At December 31, 2011, we owned and operated five pulp mills in Chile and one in Argentina, with an aggregate installed annual production capacity of approximately 3.2 million metric tons. Our six pulp mills produced 2.4 million metric tons of bleached pulp and 0.4 million metric tons of unbleached pulp in 2011.

All of our pulp mills in Chile except for the Nueva Aldea Mill and the Licancel Mill are certified under ISO 9001:2000 and ISO14001:2004. The Nueva Aldea Mill and the Licancel Mill were certified under ISO 9001:2008 and ISO 14001:2004 in February 2010. The Alto Paraná Mill in Argentina is certified under ISO 9001:2000 and ISO14001:2004. No seasonal factors affect plant utilization, and the pulp mills generally run at full capacity throughout the year, with eight to ten days of maintenance scheduled every 12 months.

The following table sets out bleached and unbleached kraft pulp production by plant for each of the years indicated.

	Year ended December 31,
	2007	2008	2009	2010	2011
	(in thousands of metric tons)
Chile
Arauco Mill (bleached)
Arauco I	279	281	286	231	279
Arauco II	475	507	505	84	469
Valdivia Mill (bleached)	436	488	540	493	513
Constitución Mill (unbleached)	331	320	333	253	324
Nueva Aldea Mill (bleached)	715	842	900	780	793
Nueva Aldea Mill (unbleached)				9	0

Licancel Mill (bleached) (1)	53	117	51	28	50

Licancel Mill (unbleached)(2)	—	—	75	84	83

Subtotal	2,289	2,555	2,690	1,962	2,511

Argentina
Alto Paraná Mill (bleached)	336	343	310	329	305
Total	2,625	2,898	3,000	2,291	2,816

(1)	Operations at the Licancel Mill were temporarily suspended for approximately six months from June 2007 until January 2008.
(2)

During 2009, the Licancel Mill produced unbleached pulp for a three-month period. During 2010, the Licancel Mill produced unbleached pulp for a nine–month period. During 2011, the Licancel Mill produced unbleached pulp for a seven–month period.

The following is a description of each of our pulp mills in Chile and Argentina.

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

Constitución Mill. The Constitución Mill is located in the heart of a group of our radiata pine forests in the Seventh Region of Chile. As of December 31, 2011, the Constitución Mill was the largest unbleached softwood market pulp mill in the world, with an installed annual production capacity of approximately 355,000 metric tons. In February 2006, the COREMA of the Seventh Region of Chile approved an environmental impact study for the construction of a new pipeline for the Constitución Mill, which commenced operations in February 2007. The Constitución Mill is equipped to produce elementary chlorine-free pulp.

Licancel Mill. We acquired the Licancel Mill in September 1999. It is located in Licantén, which is 250 kilometers south of Santiago. The mill has an installed annual production capacity of approximately 140,000 metric tons of eucalyptus kraft pulp and pine bleached and unbleached kraft pulp. The Licancel Mill is equipped to produce elementary chlorine-free pulp.

In June 2007, our operations at the Licancel Mill became subject to environmental scrutiny by Chilean environmental regulators and the public, which arose in connection with the death of fish in the Mataquito River, approximately 15 kilometers downstream of the mill. As a result, Chilean authorities, including the health authorities and the Superintendencia de Servicios Sanitarios (Sanitary Services Superintendency), required that we suspend activities at the Licancel Mill and that we suspend any further discharges into the river. We estimate that the suspension of operations at the Licancel Mill resulted in a total loss of profits of U.S.$24 million. Any future suspension of operations at the Licancel Mill may adversely affect our business, financial condition, results of operations and cash flows. See “Item 3. Environmental concerns led us to suspend our operations at the Licancel Mill, which adversely affected our business, financial condition, results of operations and cash flows” and “Item 8. Financial Information-Legal Proceedings.”

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

Argentina

Alto Paraná Mill. Alto Paraná’s softwood pulp mill is located in the Province of Misiones, a region whose soil and climate are favorable for the rapid growth of pine trees. The Alto Paraná Mill is the only bleached softwood kraft market pulp facility in Argentina. The mill has an installed annual production capacity of 350,000 tons of pulp, of which 50% is bleached softwood pulp, currently representing almost all of the total bleached softwood pulp production capacity in Argentina, and 50% is fluff pulp.

Uruguay

Montes del Plata Joint Venture. In January 2011, we and Stora Enso agreed to commence construction of a new pulp mill with an annual capacity of approximately 1.3 million tons, a port and a power generation facility based on renewable sources, all located in Punta Pereira, department of Colonia, Uruguay. The total estimated investment is U.S.$1,900 million. After securing the necessary permits, we broke ground in May 2011 to begin construction. In September 2011, our Uruguayan joint venture companies entered into two credit facilities to finance construction of the proposed project. For more information regarding these credit facilities, see “Item 3. Key Information—Risk Factors—Risks Relating to Uruguay—Economic conditions in Uruguay may have a direct impact on our financial condition and results of operations.”

As of December 2011, we were approximately 24.9% complete with construction. We currently anticipate initiating operations in 2013.

Production Costs

Based on information published by Resource Information Systems, Inc., our cash costs for softwood pulp production are significantly lower than the average costs of market pulp producers in Canada, the United States and Scandinavia, particularly with respect to timber and energy costs. While our modern facilities result in depreciation exceeding some of such Northern Hemisphere producers, our costs are still significantly lower than the average costs of our Northern Hemisphere competitors, on a total delivered cost basis. The following table compares our costs for the production of bleached softwood kraft market pulp to the average costs of market pulp producers in selected regions in the Northern Hemisphere for the year ended December 31, 2011.

	Bleached Softwood Kraft Pulp Producers’ Cost
	Arauco(1)	British Columbia Coast	British Columbia Interior	United States South	Sweden	Finland
	(in U.S.$ per metric ton for the year ended December 31, 2011)
Wood	176	380	290	171	335	308
Total chemicals	80	84	92	80	62	57
Labor	40	86	79	40	46	51
Others(2)	94	227	193	138	82	67

Total cash cost	390	777	654	429	525	483
Depreciation	43	45	43	66	68	86

Total mill cost	433	822	697	495	593	569
Transportation(3)	93	76	116	73	37	44

Total delivered cost	526	898	813	568	630	613

(1)	For comparitive purposes, includes only Arauco’s operations in Chile.
(2)	Includes energy, materials and other production costs.
(3)	Delivered in Northern Europe.

Source: Resource Information Systems, Inc. World Pulp Annual Historical Data, December 2011, except Arauco information, which is furnished by Arauco.

Sales

The total production of bleached kraft market pulp in the global market during the year ended December 31, 2011 was 53.3 million metric tons. Based on information published by Resource Information Systems, Inc., we believe that our production represented 5.4% of this market in 2011. During the year ended December 31, 2011, we sold 94.4% of our bleached pulp in our export markets, principally to customers in Asia and Western Europe.

Integrated manufacturers dominate the world production of unbleached softwood pulp, which leaves non-integrated companies that sell market pulp, like us, with only a small percentage of total production. “Market pulp” is pulp sold to manufacturers of paper products, as opposed to pulp produced by an integrated paper producer for use in its paper production facilities. With a total world production of unbleached softwood kraft pulp of 2.5 million metric tons for 2011, according to Resource Information Systems, Inc., our Company was the world’s largest single producer of unbleached softwood market pulp, with 14.4% of the total market in 2011. During the year ended December 31, 2011, 88.7% of our total unbleached market pulp sales consisted of export sales. While for the last five years Asia has been our principal export market for unbleached market pulp, we continually seek niche markets for our products in Western Europe and the United States.

The following table sets forth, by region, the sales volumes of bleached and unbleached pulp for the years indicated.

	Year ended December 31,
	2009	2010	2011
	(in metric tons)
Bleached Pulp
North and South America	333,781	349,058	307,341
Europe	484,406	456,922	641,031
Asia	1,865,318	1,169,398	1,355,592
Other	23,962	23,496	71,374

Total	2,707,467	1,998,874	2,375,338

Unbleached Pulp
North and South America	51,012	67,858	87,700
Europe	13,931	13,441	15,930
Asia	344,941	263,145	295,370
Other	—	—	1,010

Total	409,884	344,444	400,010

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

Prices for bleached softwood kraft market pulp produced from radiata pine generally fluctuate depending on prevailing world prices, which historically have been cyclical. The fluctuations generally depend on worldwide demand, world production capacity, business strategies adopted by major forestry, pulp and paper producers and the availability of substitutes. See “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Conditions, Results of Operations and Cash Flows—Overview” and “—Pulp Prices.”

The following table sets forth our average bleached and unbleached pine pulp prices per metric ton at the indicated dates, for the years indicated.

	2009	2010	2011
	(U.S.$ per metric ton)
Bleached Pulp
March 31	446	724	794
June 30	486	840	831
September 30	556	782	729
December 31	637	767	606

Unbleached Pulp
March 31	392	678	737
June 30	416	775	751
September 30	552	735	712
December 31	598	748	599

In accordance with customary pulp market practice, we do not have long-term sales contracts with our customers (except for in a few limited cases); rather we maintain long-standing relationships with our customers with whom we periodically reach agreements on specific volumes and prices. We have a diversified customer base located throughout the world and totaling, as of December 31, 2011, more than 424 clients. As of December 31, 2011, we employed 14 sales agents to represent us in more than 40 countries. We manage this worldwide sales network from our headquarters in Chile.

Panels

Our panel products consist of plywood and fiberboard panels. For the year ended December 31, 2011, sales of panels were U.S.$1,273.7 million, representing 29.1% of our total sales revenues.

Exports, which include sales to countries other than the countries in which the goods are produced, accounted for 45.9% of our total sales revenues of panels for the year ended December 31, 2011. We sell panels primarily to customers in North America, Europe, Brazil, Chile, Argentina and other countries in Latin America.

The following table sets forth, by category, our panel sales to unaffiliated third parties for each of the years indicated.

	Year ended December 31,
	2007	2008	2009	2010	2011
	(in thousands of cubic meters)
Total Panels	2,455	2,353	2,630	3,032	3,222

At December 31, 2011, we owned the following panel mills:

Chile

Trupán-Cholguán Mill. This mill has an installed annual production capacity of approximately 575,000 cubic meters of panels. It has three production lines, one produces hardboard with a capacity of 60,000 cubic meters and the other two lines produce MDF with a production capacity of 165,000 and 350,000 cubic meters, respectively.

Arauco Mill. This mill has an installed annual production capacity of approximately 350,000 cubic meters of plywood panels. It has two production lines with respective production capacities of 140,000 and 210,000 cubic meters.

Nueva Aldea Mill (destroyed by fire in 2012). This mill was destroyed as a result of the wildfires that commenced on December 31, 2011 in the Eighth Region of Chile. This mill had an installed annual production capacity of approximately 450,000 cubic meters of plywood panels distributed between two lines, each with a production capacity of 225,000 cubic meters.

Argentina

Piray Mill. This mill has an installed annual production capacity of approximately 300,000 cubic meters of panels and produces MDF.

Zárate Mill. This mill has an installed annual production capacity of approximately 260,000 cubic meters of panels and produces PBO.

Brazil

Jaguariaiva Mill. This mill has an installed annual production capacity of approximately 315,000 cubic meters of panels and produces MDF. In April 2011, a project to expand the Jaguariaiva Plant was approved. This project will include the construction of a productive line that will manufacture panels and MDF boards with an estimated installed capacity of 500,000 cubic meters of finished product per year, as well as the construction of a decorative paper impregnation line and a melamine press.

Curitiba Mill (permanently closed in December 2011). This mill had an installed annual production capacity of approximately 260,000 cubic meters of panels and produced PBO.

Pien Mill. This mill has an installed annual production capacity of approximately 670,000 cubic meters of panels distributed in two production lines with a production capacity of 400,000 cubic meters of MDF and 270,000 cubic meters of PBO.

U.S.A.

Moncure Mill. In December 2011, Arauco Panels USA, one of our U.S. subsidiaries, entered into an asset purchase agreement to acquire an industrial facility in Moncure, North Carolina for U.S.$56 million plus approximately U.S.$6 million in working capital, subject to adjustment based on actual working capital at closing. The facility includes MDF and HDF production lines with annual production capacity of up to 330,000 cubic meters, a PBO production line with annual production capacity of up to 270,000 cubic meters and two melamine product production lines. In January 2012 we completed the acquisition.

Wood Products

Our wood products consist of sawn timber (green, kiln-dried lumber and flitches) and remanufactured wood products. For the year ended December 31, 2011, revenue from sales of wood products was U.S.$731.6 million, representing 16.7% of our total sales revenues for the period.

The following table sets forth, by category, our wood products sales to unaffiliated third parties for each of the periods indicated:

	Year ended December 31,
	2007	2008	2009	2010	2011
	(in thousands of cubic meters)
Sawn timber	2,650	2,522	1,952	2,098	2,181
Remanufactured wood products	389	348	279	316	363

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

We believe that our arrangements with independent contractors have provided us with greater flexibility and efficiency than performing such activities on our own. We operate our sawmill and remanufacturing facilities in Argentina.

As of December 31, 2011, we had nine sawmills in operation, eight in Chile and one in Argentina, with an aggregate installed annual production capacity of approximately 2.8 million cubic meters of lumber. Contractors that are not related to us or to each other operate our eight sawmills in Chile. We operate our sawmills in coordination with our forestry and sales operations, since our sawn timber is generally produced in accordance with customer specifications. All of our sawmills are located near our pine plantations.

As of December 31, 2011, we also own six remanufacturing facilities, five in Chile and one in Argentina, that reprocess sawn timber into remanufactured wood products, such as moldings, jams and pre-cut pieces that end users require for doors, furniture and door and window frames. These facilities produced 367 cubic meters of remanufactured wood products in 2011.

During 2008, the decrease in demand of sawn timber products, due primarily to the credit crisis and the continued downturn in the real estate market in the United States, resulted in our decision to close the following facilities (indicating the date of closure and the annual lumber production capacity of each facility):

•	the Arapoti sawmill (closed on March 31, 2008 with an annual production capacity of 250,000 cubic meters),

•	the Lomas Coloradas sawmill (closed on August 9, 2008 with an annual production capacity of 250,000 cubic meters),

•	the Coronel sawmill (closed on November 17, 2008 with an annual production capacity of 150,000 cubic meters, which was sold in June, 2010), and

•	the Coelemu sawmill (closed on December 30, 2008 with an annual production capacity of 80,000 cubic meters).

In November 2009 production at the Horcones II sawmill was suspended. However, due to favorable market conditions and in order to restore jobs in a region that was seriously affected by the earthquake that occurred in Chile on February 27, 2010, Horcones II sawmill resumed operations in June 2010 with an annual production capacity of 225,000 cubic meters.

The following is a brief description of our sawmills and remanufacturing facilities and their production capacity, as of December 31, 2011.

Chile

Cholguán Sawmill and Remanufacturing Facilities 1 and 2. This sawmill has installed annual production capacity of approximately 330,000 cubic meters of lumber, as well as drying kiln facilities and two remanufacturing facilities with installed annual production capacity of approximately 70,000 cubic meters of remanufactured wood products. The Cholguán sawmill also has a special facility for making laminating beams with installed annual production capacity of approximately 11,200 cubic meters and drying facilities with installed annual production capacity of approximately 252,000 cubic meters.

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

Nueva Aldea Sawmill. This mill has installed annual production capacity of approximately 430,000 cubic meters of sawn timber and is equipped with drying kilns with installed annual production capacity of approximately 355,000 cubic meters.

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

Argentina

Piray Sawmill and Remanufacturing Facility. This sawmill, previously known as the Misiones Sawmill, has installed annual production capacity of approximately 320,000 cubic meters of lumber. It is also equipped with drying kilns with installed annual production capacity of approximately 320,000 cubic meters and a remanufacturing facility with installed annual production capacity of approximately 65,000 cubic meters of remanufactured wood products.

Forestry Products

Our forestry products are sawlogs, pulplogs, posts and chips. As a result of our forest management policies and the increasing maturity of our plantations, our plantations are yielding increasing volumes of forestry products, particularly clear wood. As the volume of clear wood has grown, we have broadened our range of forestry products. For the year ended December 31, 2011, sales of forestry products were U.S.$157.5 million, representing 3.6% of our sales revenues for such year.

The following table sets forth, by category, forestry product sales to unaffiliated third parties for each of the years indicated.

	Year ended December 31,
	2007	2008	2009	2010	2011
	(in thousands of cubic meters)
Sawlogs	1,562	1,745	1,196	1,923	2,123
Pulplogs	149	457	309	612	443
Posts	4	15	19	24	24
Chips	150	96	293	501	398

Sustainable Development

As part of our efforts to reduce greenhouse gas emissions, we utilize renewable fuels such as our forest biomass for the power plants that cogenerate the steam and electricity required for our manufacturing operations. Biomass co-generation allows for a high thermal efficiency, approaching 80% in some cases. In addition to meeting our own energy needs, we generate a significant amount of surplus energy, which we deliver to the Chilean power grid (Sistema Interconectado Central), or SIC, which distributes electrical power throughout the Central and Southern Regions of Chile.

As of December 31, 2011, we had registered five electricity co-generation power plants as projects of the Clean Development Mechanism (CDM) within the Kyoto Protocol. Three of them were registered during 2006—Trupán, Nueva Aldea (first phase) and Nueva Aldea (second phase)—, a fourth one was registered in 2009, the Valdivia biomass power plant, and the fifth one was registered in January 2011, the Horcones power plant expansion project. Each of these power plants generates electricity through forestry biomass (meaning forestry and wood industrial sub-products, including the woodpulp by-product called “black liquor”), which is a renewable carbon-neutral fuel that allows the facilities to significantly decrease their reliance on the more fossil-fuel intensive grid electricity.

In connection with the CDM, we have sold 1,070,787 Certificate of Emission Reductions (CERs or “carbon credits”) to date. With this issuance, we became the first Chilean forestry company to issue CERs through the CDM of the Kyoto Protocol. The following table presents the total amount of CERs sold by Arauco for each of the years indicated:

	Year ended December 31,
	2007	2008	2009	2010	2011
CERs sold	482,129	255,592	333,067	0	0

During the second half of 2010, we began operations in the Horcones complex of a new biomass co-generation power plant unit, which consists of a power boiler with capacity to produce 210 tons of steam per hour and a 31 Megawatt co-generating steam turbine. We expect the expanded power plant in the Horcones Complex to provide approximately 24 Megawatts of surplus power to the SIC. This new biomass power plant unit was successfully registered as a CDM project in January 2011.

In early 2010, we began construction of the Viñales biomass power plant, which is located alongside the Viñales sawmill in the Seventh Region of Chile. The new plant will include a biomass-fueled power boiler with capacity to produce 210 tons of steam per hour and a 40 Megawatt steam turbine. We expect to complete construction and begin operations by the first half of 2012.

During the second half of 2011, we completed the second Carbon Footprint calculation for the Arauco Group’s 2010 greenhouse emissions. This excercise responds to Arauco’s strategy of assessing the impact of its industrial operations and, in particular, to Climate Change. The Company believes these calculations will be a valuable input in the process for setting a carbon management policy in the future.

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

Wood Products

For remanufactured wood products, our main competitors are located in Chile, Brazil, and the United States. For sawn timber, our main competitors are located in Europe, New Zealand, Canada, and Chile. We believe that our operating efficiencies, competitive logistics costs, ability to serve customers with multiple specifications, geographical presence in thirty eight countries and the versatility of our radiata and taeda pine allow us to compete effectively in the world market for wood products.

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

The following are the principal Chilean ports that we use, each of which are operational as of the date of this annual report:

•

Coronel. A private port located between Concepción and the Arauco Mill, which we constructed as a member of a consortium with five other companies and in which we have an equity interest of 50%. We shipped 30.7% of our aggregate export volume through this port in 2011;

•	Lirquén. A private port in Concepción in which we have an equity interest of 20.2% and through which we shipped 39.9% of our aggregate export volume during 2011; and

•	San Vicente. State-owned port near the city of Concepción through which we shipped 29.2% of our aggregate export volume during 2011.

The ports we use in Chile are approximately 60 kilometers from the Arauco Mill, 310 kilometers from the Constitución Mill, 370 kilometers from the Licancel Mill, 70 kilometers from the Nueva Aldea Mill, and 430 kilometers from the Valdivia Mill. We do not own pulp storage warehouses in any of these ports.

We ship pulp to various ports in Europe, North and South America and Asia and, as is customary in the pulp industry, we store some stock in those ports. We use 12 foreign ports that have warehouse facilities available, and standard storage terms provide that we are entitled to a certain period of storage free of charge. We seek to ensure that we do not exceed the free storage period for each shipment. At December 31, 2011, we had 121,596 air dry metric tons of pulp in storage in warehouses at foreign ports.

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

In Brazil, our efficient distribution system, which delivers finished products to almost two thousand customers in over 450 cities, many of which are separated by long distances, is a key component to our competitiveness.

Description of Property

Our principal properties consist of land and production plants and facilities, the majority of which are located in Chile. At December 31, 2011, we owned 1,111,085 hectares of land in Chile, over 743,273 hectares of which consist of forest plantations, and 563,463 hectares of land in Argentina, Brazil and Uruguay, of which 281,162 consist of forest plantations. In addition, at December 31, 2011, we owned various plants and facilities, including five pulp mills, three panel mills, eight sawmills and five remanufacturing facilities in Chile; one pulp mill, one sawmill, one MDF mill, one PBO mill, one chemical plant and one remanufacturing facility in Argentina; and one MDF mill and one MDF-PBO mill in Brazil.

Insurance

Consistent with industry practice, we maintain fire insurance coverage for all our Chilean forest holdings and nurseries but do not insure against pests or disease. Depending on the age of the trees affected, our insurance covers timber loss, either at replacement cost or commercial value. In Argentina we maintain fire insurance for 7,441 hectares of timber assets located in Delta del Paraná, near Buenos Aires. For the rest of our Argentine operations we do not maintain fire insurance for our timber assets because we believe that the risk of damage from fire is low because Argentina receives significant amounts of rainfall, particularly during the summer months. We do not carry fire insurance for our forests in Brazil because the risk of damage from fire does not justify the costs of carrying insurance.

We also carry insurance, consistent with industry practice, covering our production plants, facilities and equipment. This insurance provides coverage, in the event of fire, explosion, machinery breakdown or natural disaster, which includes earthquakes and tsunamis. The insurance covers up to an amount of U.S.$650 million per loss, which includes physical damage and business interruption of up to 12 months (or 18 months in the case of a boiler explosion in our pulp mills). The deductibles for physical damage are U.S.$3 million for damages caused by earthquakes, boiler explosions and machinery breakdowns and U.S.$1 million for damages arising from all other contingencies. Deductibles for business interruption are 30 days for boiler explosions, 21 days for earthquakes and 15 days for interruptions caused by all other contingencies. All of our insurance policies covering our production plants, facilities and equipment in Chile and Argentina are carried by the RSA group, Mapfre S.A. and Ace Group.

As described in more detail in “Risk Factors—We are located in a seismic area that exposes our property in Chile to the risk of earthquakes, and we experienced significant business disruption and losses as a result of the February 27, 2010 earthquake,” we suffered significant earthquake-related damage to property and inventories as well as a significant decrease in our sales volumes due to the February 27, 2010 earthquake in Chile. On November 15, 2011, we and the insurers accepted the final report of the insurance adjusters. In accordance with such final report, as of December 31, 2011, we received a total recovery of U.S.$532 million, net of U.S.$278 million in advance payments that we had already received.

As described in more detail in “Risk factors–Disease or fire could affect our forests and manufacturing processes and, in turn, adversely affect our business, financial conditions, results of operations and cash flows,” our Nueva Aldea Complex suffered significant fire related damage to our plywood mill and forests due to wildfires that affected the Eighth Region of Chile. Although the plywood mill at Nueva Aldea and our forest plantations are insured, our insurance is subject to deductibles and caps, including a 15-day deductible for our business interruption insurance relating to the Nueva Aldea plywood mill.

The forestry insurance for plantations located in Chile is carried by the RSA Group and Penta Security Compañía de Seguros S.A. Our insurance policies for some plantations located in Delta del Paraná, Argentina, are carried by Federación Patronal. Our MDF and particleboard mills in Brazil are insured by Itaú XL Seguros Corporativos and Allianz Seguros S.A., and these policies cover fire, explosions, electrical damage, equipment damage and loss of profit. For more information regarding the risks for which we insure our property, see “Item 3. Key Information—Risk Factors—Risks Relating to Us and the Forestry Industry.”

CAPITAL EXPENDITURES

To utilize our increasing volume of forest production, we have added to, expanded and modernized our processing facilities. For the year ending December 31, 2012, we have planned capital expenditures of U.S.$782 million, which principally include U.S.$263 million in maintenance of our existing mills, U.S.$303 million in our new panel mill projects and capital contributions for the Montes del Plata joint venture in Uruguay and U.S.$216 million in maintenance of biological assets.

On January 18, 2011 Arauco and Stora Enso agreed to carry out the construction of a state of the art pulp mill with an annual guaranteed capacity of 1.3 million tons, a port and a power producing unit based on renewable sources, all located in Punta Pereira, department of Colonia, Uruguay. The total estimated investment is U.S.$1,900 million. For more information regarding the ongoing construction of the pulp mill in Uruguay, see “Item 3. Key Information—Risk Factors—Risks Relating to Uruguay—Risks relating to Uruguay—Economic conditions in Uruguay may have a direct impact on our financial condition and results of operations.” For the year ended December 31, 2011, our aggregate capital expenditures were U.S.$717.3 million, consisting primarily of U.S.$571.5 million in internal projects and U.S.$145.9 million in acquisition of biological assets.

GOVERNMENT REGULATION

Environmental Regulation

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

On January 26, 2010, Law No. 20,417 was published in the Official Gazette. This new law replaced the former CONAMA and COREMA with a new set of public institutions: the Ministry of the Environment (aimed at developing national environmental policy), the Service of Environmental Evaluation (in charge of administering the environmental assessment system) and the Superintendency of Environment (in charge of supervising and auditing environmental compliance). While the Ministry of the Environment and the Service of Environmental Evaluation and the Evaluation Commissions have been operating since October 1, 2010, the authority to begin operations at the Superintendency of Environment is still pending the passage of certain legislation by the Chilean Congress, currently being reviewed by the Constitutional Court prior to its publication in the Official Gazette. As a result, the supervision and auditing of Chile’s environmental laws is currently the responsibility of the Evaluation Commissions and some other public authorities. Although certain provisions of the Law N°20,417 are already in force, including minor procedural modifications to the SEIA, others are still subject to the publication of an administrative decree by the President of Chile. This decree is expected to be published and to become effective during 2012.

We recently faced, and continue to face, certain environmental proceedings in connection with certain of our pulp mills. For a description of these proceedings, see “Item 8. Financial Information Legal Proceedings.”

Argentina

Our operations in Argentina are subject to Argentine environmental legislation, including regulation by municipal, provincial and federal governmental authorities.

Argentine environmental legislation includes the requirement that water used or recovered in the production process has to be chemically, biologically and thermally treated before being returned to public waters, such as the Paraná River. In addition, all gaseous emissions must be scrubbed to ensure satisfactory levels of waste particle recovery and odor removal. Regular testing of river water and air quality is used to monitor the ultimate impact of the mill on the environment.

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

Uruguay

The activities of the Montes del Plata joint venture in Uruguay are subject to Uruguayan national and municipal environmental regulations. The principal environmental authorization required to carry out such project’s current activities is the environmental authorization, or AAP, regulated by the Environmental Impact Assessment Act, Law Nº 16.466, and its regulatory decree Nº 349/005. The AAP is granted by the National Environmental Bureau, or DINAMA, which pertains to Ministry of Housing, Land Use Management and Environment, or MVOTMA. In order to obtain this authorization, an applicant must submit a complete report regarding all aspects of the proposed works including a classification of the same by a competent professional in one of the three categories, A, B or C. If the proposed project is classified as B or C, a comprehensive environmental impact assessment (which includes all aspects of the project, including water and noise, among others) is required and in some cases a public hearing may be required. Once the AAP is granted, the interested party is required to perform the project in accordance with the terms and conditions of such authorization.

For certain activities (including construction of an industrial plant) listed in Article 2 of Decree 349/005, a Viability Location Report, or “VAL”, is required. This report must include a notification to the municipal government where the project is to be located (“Intendencia”) and the delivery of information similar to that required for the AAP. This process contemplates a period for the public of summary information that is available. The Intendencia involved in any such project may submit its findings to the DINAMA for consideration. The VAL, if needed, must be obtained prior to the AAP. The relevant companies that comprise our Montes del Plata joint venture have already obtained the AAP and the VAL. We believe that the Montes del Plata project is currently in material compliance with applicable local and national environmental regulations in Uruguay.

Forestry, Land-Use and Land Ownership Regulations

Chile

The management and exploitation of forests in Chile is regulated by the Forests Law of 1931, as amended, and Decree-Law No. 701 of 1974, as amended. The Forests Law and Decree-Law No. 701 impose a variety of restrictions on the management and exploitation of forests. Forestry activities, including thinning, on land that is designated as preferably suited for forests or that has natural or planted forests, are subject to management plans that require the approval of the Corporación Nacional Forestal, or “CONAF” (National Forest Service). In addition, the Forests Law and Decree-Law No. 701 impose certain standards for the prevention of forest fires, as well as fines for the harvesting or destruction of trees and shrubs in violation of the terms of a forest management plan. We believe that we are in material compliance with the Forests Law and Decree-Law No. 701.

Law No. 20,283, published in the Official Gazette on July 30, 2008, provides for the management and conservation of native tree forests and forest development. Its purposes are the protection, recovery and improvement of native forests in order to guarantee both forest sustainability and environmental policy. This law established a fund for the conservation and sustainable management of native forests. According to this law, owners of native forests are able to exploit them so long as they have a “management plan” approved by the CONAF. Depending on the owner’s approved plan, as well as other factors, the subsidy provided by the fund may vary between U.S.$200 and U.S.$400 per hectare. The law also prohibits the harvesting of native trees in certain areas and under certain conditions. In compliance with applicable regulations, we have adopted environmentally sensitive policies towards our holdings of native forests, which are protected and preserved in their entirety. Our products come from established plantations only; we do not sell any products derived from our native forests. Arauco’s forestry operations adhere to our international control systems, which are all in accordance with current legislative and environmental sustainability standards. We believe that we are in material compliance with Law No. 20,283. See Item 4. “Description of Business—Forestry Activity.”

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

On December 22, 2011, National Law 26,737 was enacted, which established limitations on the ability of foreigners to purchase rural land in Argentina. This law provides that foreigners cannot acquire more than 15% of all rural land in the country, and that no foreigner can, individually, hold more than 30% of said 15%. For the purposes of the National Law 26,737, rural land is all land located outside the urban area.

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

There are currently certain Brazilian legal restrictions on the acquisition of rural properties by foreign companies or by Brazilian companies controlled by foreign persons. Those restrictions are contained in Federal Law No. 5,709/1971 and in the recent Opinion issued by the Office of the General Counsel to the Federal Government in August, 2010.

We believe that our Brazilian operations are in material compliance with the regulatory framework.

Uruguay

The management and exploitation of forests in Uruguay is regulated primarily by Law 15,939, which has declared forestry activity as an area of national interest. This law classifies forests into three categories: protectors, yield and general, and provides certain tax and financial benefits related to forests classified as protectors and yield. In order to obtain such classification, interested parties have to submit a forestry plan report before the General Forestry Bureau. This law also establishes certain conservation restrictions and controls for each category of forest.

Additionally, forest activity is subject to environmental and soil care regulations. According to Law 16.466 and decree 349/005, plantations of more than 100 hectares need prior environmental authorization. Law Nº 15.239 also provides certain measures that must be adopted to reduce erosion and degradation of the soil or to restore soil when necessary.

We believe that the forestry operations of the Montes del Plata joint venture are in material compliance with the applicable regulatory framework.

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

Overview

We derive our sales revenue from the sale of bleached and unbleached pulp, panels, wood products such as sawn timber and remanufactured wood products, and forestry products such as sawlogs and pulplogs. Export sales constituted 69.9% of our total sales revenue for the year ended December 31, 2010, and 71.5% of our total sales revenue for the year ended December 31, 2011. Sales of pulp constitute the single largest component of our sales revenue. As with many commodities, pulp is subject to significant cyclical price fluctuations determined by global supply and demand. Accordingly, our sales revenue is subject to cyclical fluctuations. World prices for panels, wood products and forestry products, which are generally viewed as commodities, also fluctuate significantly. Although prices tend to have the most significant effect on our results of operations, sales volume and product mix, production costs and exchange rate fluctuations also can have a substantial impact on our results.

Our business, results of operations and cash flows depend, to a large extent, on the level of economic activity, on government and foreign exchange policies and on political and economic developments in our principal export markets. In 2011, we exported our products to Asia, to North, Central and South America, to Europe and, to a lesser extent, to Africa and the Middle East. In 2010 and 2011, 93.0% and 94.4%, respectively, of our total pulp sales were attributable to exports, and 52.4% and 54.9%, respectively, of our total panels, wood products and forestry product sales were attributable to exports. Our business, earnings and prospects may be materially and adversely affected by developments in these export markets with respect to inflation, interest rates, currency fluctuations, protectionism, government subsidies, price and wage controls, exchange control regulations, taxation, expropriation or social instability, as well as by political, economic or diplomatic developments.

At December 31, 2011, 76.6% of our property, plant, equipment and forest assets were directly owned by the Company and our Chilean subsidiaries, 10.6% by our Argentinean subsidiaries and 12.8% by our Brazilian subsidiaries. In 2011, 76.1% of our consolidated sales revenue was derived from our operations in Chile, 12.7% of our consolidated sales revenue was derived from our operations in Argentina and 11.2% of our consolidated sales revenue was derived from our operations in Brazil. Accordingly, our financial condition, results of operations and cash flows depend, to a significant degree, upon economic conditions in Chile, Argentina and Brazil.

Effects of February 27, 2010 Earthquake in Chile

On February 27, 2010, an earthquake measured at a magnitude of 8.8 on the Richter scale, followed by a tsunami, occurred off the coast of the South-Central Region of Chile, an area where we maintain a substantial portion of our industrial operations in Chile. Immediately after the earthquake, all of our production units applied their contingency plans which involved shutting down operations and evaluating the damage caused to each facility by the earthquake. Our operations that had been affected by the earthquake and tsunami reopened gradually in connection with our repair efforts and the improvement of external factors, such as infrastructure conditions, road connectivity, power supply and public safety concerns. As of December 31, 2011, all of our operations have reopened and were operating at full operational capacity except for our Mutrún Sawmill, which was destroyed and will not be reopened. The Mutrún sawmill represented approximately 6% of our sawn timber production capacity in Chile.

The following table sets forth the number of days that each of our facilities in Chile was closed due to the earthquake in Chile.

Plant	Number of days closed	Production capacity as of February 27, 2010	Operating at full capacity as of December 31, 2011
Pulp
Arauco I	58	290,000	Yes
Arauco II	339	500,000	Yes
Constitución	85	355,000	Yes
Licancel	58	140,000	Yes
Valdivia	22	550,000	Yes
Nueva Aldea (BKP)	51	513,500	Yes
Nueva Aldea (EKP)	58	513,500	Yes

Panels
Arauco (Plywood)	45	110,000	Yes
Trupán (HB)	13	59,000	Yes
Trupán (MDF)	14	168,000	Yes
Trupán (MDF2)	34	308,000	Yes
Nueva Aldea (Plywood)	16	405,000	Yes

Sawmills
Valdivia (Remanufacturing)	1	72,000	Yes
El Colorado	12	320,000	Yes
Horcones I	27	360,000	Yes
Horcones (Remanufacturing)	25	136,000	Yes
Cholguán	13	330,000	Yes
Cholguán (Remanufacturing)	12	70,000	Yes
El Cruce	9	85,000	Yes
Viñales	10	360,000	Yes
Viñales (Remanufacturing)	9	120,000	Yes
Nueva Aldea	2	430,000	Yes

The suspension of our operations in Chile resulted in significant asset impairment charges due to earthquake-related damage to property and inventories as well as a significant decrease in our sales volumes due to plant closures, which had an adverse effect on our results of operations and cash flows. Our insurance policies provide coverage for damages to our property, plant, equipment and inventories and for business interruption caused by such damages up to an aggregate amount of U.S.$650 million, with a deductible of U.S.$3 million for property damage and a deductible of 21 days for business interruption. On November 15, 2011, we and the insurers accepted the final report of the insurance adjusters. In accordance with such final report, as of December 31, 2011, we received a total recovery of U.S.$532 million, net of U.S.$278 million in advance payments that we had already received. See “Item 4. Information on the Company—Description of our Business—Insurance.”

Effects of January 2012 Wildfires

Commencing on December 31, 2011, wildfires, exacerbated by high temperatures and strong winds, broke out in the Eighth Region of Chile. As a result, the fires destroyed our Nueva Aldea plywood mill and approximately 8,200 hectares of our forest plantations. The affected forest plantations represent approximately 0.8% of our total forest plantations. Our Nueva Aldea plywood mill, which represented a cash investment of approximately U.S.$110 million, had an annual production capacity of 450,000 cubic meters, representing approximately 14.2% of our total panel production capacity. Although the plywood mill at Nueva Aldea and our forest plantations are insured, our insurance is subject to deductibles and caps, including a 15-day deductible relating to our business interruption insurance for the Nueva Aldea plywood mill. See “Item 3. Key Information—Risk Factors—Risks Relating to Us and the Forestry Industry—Disease or fire could affect our forests and manufacturing processes and, in turn, adversely affect our business, financial condition, results of operations and cash flows.”

Economic Indicators in Chile, Argentina and Brazil

Chile

In 2009, the Chilean GDP contracted 1.0%, mainly due to the global financial crisis. In 2010 and 2011, Chilean GDP returned to growth rates of 6.1% and 6.0%, respectively. See “Risk factors—Risks relating to Chile.”

Argentina

From late 1998 to 2002, the Argentine economy went through an economic recession marked by reduced levels of consumption and investment and an elevated unemployment rate. Argentine GDP decreased by 0.8% in 2000, 4.0% in 2001 and 10.9% in 2002. In December 2001, amid public demonstrations and the resignation of the Argentine president, Argentina declared a suspension on payment of its foreign debt. In early 2002, the government released the Argentine peso from its one-to-one peg to the U.S. dollar and allowed the exchange rate to float, resulting in a 49.6% devaluation of the Argentine peso from January 1, 2002 to December 31, 2002. From 2003 to 2008, economic indicators showed signs of recovery, and the Argentine GDP increased by 8.8% in 2003, 9.0% in 2004, 9.2% in 2005, 8.5% in 2006, 8.7% in 2007 and 6.8% in 2008. Due to the global financial crisis, Argentina’s GDP grew by only 0.9% in 2009. In 2010, Argentina’s GDP growth rose to 9.2% and in 2011 Argentina’s GDP growth rose to 7.3%. The future economic, social and political developments in Argentina, over which we have no control, could impair our and Alto Paraná’s business, financial condition or results of operations. See “Risk factors—Risks relating to Argentina.”

Brazil

Brazil’s GDP increased by 2.8% in real terms during 2011, compared to a growth rate of 7.5% in 2010 and a negative growth rate of 0.2% in 2009. In 2009, the real depreciated against the dollar by 25.5%, in 2010, the real appreciated against the dollar by 4.8% and in 2011, the real depreciated against the dollar by 11.6%. See “Risk factors—Risks relating to Brazil.”

Exchange Rate Fluctuations

The Chilean peso has been subject to devaluation in the past and could be subject to significant fluctuations in the future. During 2011, the value of the Chilean peso relative to the U.S. dollar decreased 9.9% in nominal terms and 8.6% in real terms, based on the observed exchange rates on December 31, 2010 and December 31, 2011. The observed exchange rate on April 26, 2012 was Ch$484.88 to U.S.$1.00. For information regarding historical rates of exchange in Chile from January 1, 2007, see “Item 3. Key Information—Exchange Rates.”

Prices

We generally price our exports in U.S. dollars, whereas our domestic sales in Chile are priced in Chilean pesos; domestic sales in Brazil are priced in reals and domestic sales in Argentina are priced in Argentine pesos except for pulp sales, which are priced in U.S. dollars. To the extent that the Chilean peso depreciates against the U.S. dollar, our domestic sales revenues may be adversely affected when expressed in U.S. dollars. The same effects may occur for our domestic sales in Argentina and Brazil for products sold in each of the respective local currencies. The effect of exchange rate fluctuations is partially offset by the fact that certain of our operating expenses are denominated in U.S. dollars (such as our freight costs and selling expenses in the form of commissions paid to our sales agents abroad) and a significant part of our indebtedness is denominated in U.S. dollars. As of December 31, 2011, our U.S. dollar-denominated indebtedness was U.S.$2,559.6 billion. In addition, as the U.S. dollar appreciates against the local currency in any of our export markets, we must from time to time price our sales in that local currency to compete effectively.

During the last quarter of 2008, the prices of our products decreased substantially as a result of the global financial crisis. Prices began to show a slight recovery during the second quarter of 2009. The recovery in the pulp market was confirmed during the fourth quarter of 2009 and the year 2010, during which time pulp prices grew strongly, reaching near pre-crisis levels and continued at high levels during the first half of 2011. In the second half of 2011, pulp prices started to decline. For additional discussion regarding recent movements in the price of pulp, see “—Trend Information.”

However, future developments in the Chilean, Argentine, Brazilian and Uruguayan economies may impair our ability to proceed with our strategic plan, including with respect to pricing. For additional discussion regarding the risks we face in each of the aforementioned markets, see “Item 3. Key Information—Risk Factors—Risks Relating to Chile,” –Risks Relating to Argentina,”—Risks Relating to Brazil,” and –Risks Relating to Uruguay.”

In recent years, our sales revenue has been affected by price level volatility in the export market. The prices for each of our pulp, panels, wood and forestry products depend on the markets in which they are sold. While prices are generally similar for a given product on a global basis, regionalized market conditions affect prices in markets such as Asia, Europe and the United States.

The following table sets forth, for the periods indicated, average unit sales prices for our products.

	Year ended December 31,(1)
Product(2)	2010	2011
	(U.S.$ per metric ton)(3)
Pulp
Bleached pulp	765.4	740.8
Unbleached pulp	717.7	753.4

	(U.S.$ per cubic meter)(3)

Wood Products
Sawn timber	221.1	241.6
Remanufactured wood products	474.4	545.9
Panels
Plywood and fiberboard panels	363.2	395.2
Forestry Products
Sawlogs	47.1	35.4
Pulplogs	37.1	93.6
Posts	267.1	323.3

(1)	Calculated as average unit prices for the year based on our internally collected data.
(2)	Each category of product contains different grades and types and the shipping terms vary with the product, as well as the customer.
(3)	We generally quote our prices in U.S. dollars for export sales and in Chilean pesos, Argentine pesos or Brazilian reals for domestic sales.

Pulp Prices

Overview

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

During 2011, pulp prices for all grades decreased with respect to 2010, which was mainly explained by lower demand from Asia and Europe, and increased supply, especially from integrated European producers that added their own pulp production to the spot market. For additional discussion regarding recent movements in the price of pulp, see “—Trend Information.”

Price of NBSK

The market price for NBSK was U.S.$869.30 at December 31, 2007, which represented an increase of 19.1% as compared to December 31, 2006. The market price for NBSK was U.S.$641.51 at December 31, 2008, a 26.2% decrease as compared to December 31, 2007. The market price of U.S.$798.77 per ton recorded at December 31, 2009 represented an increase of 24.5% as compared to December 31, 2008. The market price for NBSK was U.S.$948.92 per ton at December 31, 2010, an 18.8% increase as compared to December 31, 2009. The market price for NBSK was U.S.$833.71 per ton at December 31, 2011, a 12.1% decrease as compared to December 31, 2010.

Price of BEKP

The market price for BEKP at December 31, 2007 reached U.S.$775.20, which represented a 15.4% increase over the price at December 31, 2006. At December 31, 2008, the market price for BEKP was U.S.$584.54, which represented a 24.6% decrease as compared to December 31, 2007. The market price for BEKP at December 31, 2009 reached U.S.$700.00, which represented a 19.8% increase of over the price at December 31, 2008. The market price for BEKP was U.S.$849.21 per ton at December 31, 2010, a 21.3% increase as compared to December 31, 2009. The market price for BEKP was U.S.$651.86 per ton at December 31, 2011, a 23.2% decrease as compared to December 31, 2010.

Price of UKP

The market price for unbleached kraftwood pulp, or UKP, reached U.S.$586.9 per ton at December 31, 2007 reached U.S.$598.5, which represented a 19.8% increase over the price at December 31, 2006. The market price for UKP at December 31, 2008 dropped to U.S.$455.76, which represented a decrease of 23.8% as compared to December 31, 2007. The market price for UKP at December 31, 2009 was U.S.$603.65, which represented a 32.4% increase over the price at December 31, 2008. The market price for UKP was U.S.$751.85 per ton at December 31, 2010, a 24.6% increase as compared to December 31, 2009. The market price for UKP was U.S.$603.65 per ton at December 31, 2011, a 18.9% decrease as compared to December 31, 2010.

Forestry, Wood Product and Panels Prices

Over the last five years, the average prices for our forestry, wood products and panels have fluctuated significantly, reflecting the effect on demand of global economic developments.

In 2007, the health of the construction sector was affected by a significant stock of unsold houses, which caused the amount of construction to fall 30% in the United States as compared to 2006. This negatively affected the sales volume of wood. Prices of moldings and wood continued to decrease. In Europe, consumer trends favoring products with a sustainable forestry management certification increased demand for the entire range of Arauco’s panels. In the United States, the strong contraction of the real estate sector adversely affected the sale of MDF moldings. This was offset, however, by the strong increase in the demand for MDF boards in Latin America. In the case of Arauco’s plywood panels, demand increased as a result of a decrease in the supply from other manufacturers and by the highly diversified applications of these products unrelated to the construction sector.

The slowdown in the global growth markets during 2008 continued to affect the demand for timber in all markets. The construction sector continued to decline in the United States. In particular, the construction of houses declined to a rate of approximately 550,000 houses per year by December 2008, which negatively compares with the 2 million homes built in the United States during 2006.

This decline negatively affected the sales volume and prices of wood and moldings, which reached their lowest levels during the last quarter of 2008. During most of 2008, there was a consistent demand for panels, which resulted in an increase in price in most of the products produced by Arauco. During the latter part of 2008, however, demand lowered, which negatively affected sales volume and prices of plywood and MDF in most markets, especially in the United States and Europe.

The fiscal year 2009 was challenging for the panels business due to low demand and a weak dollar. However, Arauco was able to sell all panels production without any plant shutdown despite the decline in demand. This was due to Arauco’s geographic diversification, with sales in over forty countries, and to Arauco’s broad product portfolio.

During 2010, average sales prices in our sawn timber segment increased as compared with 2009, mainly due to higher average sales prices of green sawn timber in the Asian market and remanufactured products in United States. Regarding our panel segment, in 2010 our sales in U.S. dollars increased in 33.5%, representing an increase of 15.3% in our average sales as compared to 2009. Average sales prices of Plywood, which was the most negatively impacted product line in terms of margin erosion during 2009, increased during 2010, especially in Latin America, Europe and United States. Average sales prices of MDF, HB and MDF moldings also increased during 2010.

Although the construction and real estate market in the U.S. continued to underperform historical averages during 2011, there has been a slight trend of recovery as compared with 2009 and 2010. This recovery has been reflected in increased demand for wood products and price increases. In Latin America the demand for our sawn timber and panels products remained positive, which resulted in increases in sales revenue of 18.0% and 15.6%, respectively. Our sawn timber products increased in sales volume and average price by 3.9% and 9.3%, respectively. Sales revenue from our remanufactured products increased 32.4% as a consequence of a 15.1% increase in sales volume and a 15.1% in average prices. Average prices of our panels products increased 8.8%, and total sales volume increased 6.3%.

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

Our property, plant and equipment are depreciated on a straight-line basis over the remaining useful lives of the underlying assets. However, the amount of such depreciation that relates to our fixed production assets, such as pulp mills and sawmills, is allocated to finished goods held as inventories and accumulates until charged to cost of sales when the finished goods are sold. Forests and land are not depreciated. For a additional information relating to the accounting treatement of our biological assets, see “—Critical Accounting Policies—Biological Assets.”

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

During 2011, cost of sales increased 26.6% as a result of increased sales volumes among all of our business segments and increases in the unitary costs of our main products. In particular, our costs of sale per ton of our bleached softwood pulp, bleached hardwood pulp and unbleached softwood pulp increased 10.7%, 21.7% and 15.5%, respectively, as compared to 2010. In 2011, our cost of sales measured as a percentage of total revenues represented 66.5%, as compared to 61.0% in 2010.

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

Property, Plant and Equipment

Property, plant and equipment are stated at cost and are depreciated using the straight-line method based on the estimated useful lives of the assets. The amount of such depreciation that related to our fixed production assets, such as pulp mills and sawmills, is allocated to finished goods held as inventories and accumulates until charged to cost of sales when the finished goods are sold. Forests and lands are not depreciated.

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

The recovery of forest plantations is based on discounted cash flow models, which means that the fair value of biological assets is calculated using cash flows from continuing operations on the basis of sustainable forest management plans and considering the potential growth of forests. This recovery is performed on the basis of each forest stand identified and for each type of tree species.

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

Lawsuits and Contingencies

Arauco and its subsidiaries are subject to certain ongoing lawsuits, the future effects of which need to be estimated by the management of the Company in collaboration with its legal advisors. Arauco evaluates the reports of its legal advisors and make appropriate contingency estimates in each balance sheet based on such reports. Arauco also makes contingency estimates and/or adjustments to prior contingency estimates upon the occurrence of material changes to the nature or underlying facts of such lawsuits. See “Item 3. Key Information—Risk Factors—Risks Relating to Us and the Forestry Industry—We are subject to legal proceedings related to our mills which could adversely affect our business, financial condition, results of operations and cash flows.” and “Item 8. Financial Information—Legal Proceedings.”

Results of Operations

The following table provides a breakdown of our financial results of operations and sales volumes as of and for the years ended December 31, 2009, 2010 and 2011. Both the table and the discussion that follows are based on and should be read in conjunction with our audited consolidated financial statements, including the notes thereto, as of December 31, 2009, 2010 and 2011 included elsewhere herein. The audited consolidated financial statements included herein are prepared in U.S. dollars and in accordance with IFRS.

	For the year ended December 31,
	2009				2010				2011
	Sales		%	Volume	Sales		%	Volume	Sales		%	Volume
	(in millions of U.S.$, except where indicated)
Revenue
Pulp
Bleached pulp(1)	U.S. $	1,392.5	45.0%	2,707	U.S.$	1,529.9	40.6%	1,999	U.S.$	1,759.5	40.2%	2,410
Unbleached pulp(1)		204.0	6.6	410		247.2	6.6	344		301.4	6.9	406

Total		1,596.5	51.6	3,117		1,777.1	47.2	2,343		2,060.8	47.1	2,816.0
Panels
Plywood and Fiberboard panels		824.8	26.6	2,630		1,101.3	29.2	3,032		1,273.2	29.1	3,222
Other						0.3	0.0			0.5	0.0
Total		824.8	26.6	2,630		1,101.6	29.2	3,032		1,273.7	29.1	3,222
Wood Products
Sawn timber(2)		337.7	10.9	1,952		463.8	12.3	2,098		526.8	12.0	2,181
Remanufactured wood products(2)		155.5	5.0	279		149.7	4.0	316		198.3	4.5	363

Other						6.6	0.2			6.5	0.1

Total		493.2	15.9	2,231		620.1	16.5	2,414		731.6	16.7	2,544
Forestry Products
Sawlogs (net)(2)		46.2	1.5	1,117		90.5	2.4	1,923		75.2	1.7	2,123
Pulplogs(2)		10.3	0.3	309		22.7	0.6	612		41.5	0.9	443
Posts		3.8	0.1	19		6.3	0.2	24		7.6	0.2	24
Chips		16.7	0.5	293		29.3	0.8	501		28.5	0.7	398
Other		4.6	0.1	148		1.3	0.0	7		4.6	0.1	16

Total		81.6	2.6	1,886		150.2	4.0	3,068		157.5	3.6	3,003
Energy		77.9	2.5			86.0	4.3			98.2	2.2
Other		23.9	0.8			32.4	0.9			52.6	1.2

Total revenue		3,097.4	100%			3,767.4	100.0%			4,374.5	100.0%
Cost of sales, exclusive of depreciation
Timber		(630.2)				(613.5)				(707.4)
Forestry labor costs		(353.2)				(470.3)				(588.8)
Maintenance costs		(284.3)				(207.2)				(275.6)
Chemical costs		(261.4)				(240.9)				(334.5)
Depreciation		(190.9)				(187.2)				(217.0)
Other costs of sales		(432.5)				(579.1)				(784.7)

Total cost of sales		(2,152.5)				(2,298.2)				(2,908.0)
Gross income		944.9	30.5%			1,469.2	39.0%			1,466.5	33.5%
Other operating income		181.4				378.5				475.0
Distribution costs		(374.6)				(360.2)				(451.6)
Administrative expenses		(249,3)				(323.9)				(415.6)
Other operating expenses		(58.0)				(49.1)				(90.4)
Other income (loss)		64.1				0.0				0.0
Financial income		19.3				15.8				24.6
Financial costs		(193.9)				(207.6)				(196.3)
Participation in profit (loss) in affiliates and joint ventures through equity method		6.6				(7.7)				(11.8)
Exchange rate differences		17.6				(16.3)				(26.6)

Income before income taxes		358.1				898.8				773.3
Income tax		(53.5)				(198.0)				(152.5)

Net income		304.6				700.7				620.8

(1)	Volumes measured in thousands of metric tons.
(2)	Volumes measured in thousands of cubic meters.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2011

Revenue

Revenue increased 16.1% from U.S.$3,767.4 million in 2010 to U.S.$4,374.5 million in 2011, primarily as a result of:

•	a 15.6% increase in revenue from panels;

•	a 16.0% increase in revenue from pulp;

•	a 18.0% increase in revenue from wood products; and

•	a 4.9% increase in revenue from forestry products.

Pulp

Revenue from bleached and unbleached pulp increased 16.0% from U.S.$1,777.1 million in 2010 to U.S.$2,060.8 million in 2011, reflecting a 18.4% increase in sales volume, partially offset by a 2.1% decrease in average prices. Sales of bleached pulp increased 15.0% due to a 18.8% increase in sales volume, partially offset by a 3.2% decrease in average prices. Revenue from unbleached pulp increased 21.9% due to a 16.3% increase in sales volume and a 5.0% increase in average prices.

When comparing to 2010, the increase in revenues in 2011 was primarily driven by increased sales volume as a result of the interruption of operations at our Chilean pulp mills in March, April and May, 2010 as a result of the earthquake that hit the South-Central Region of Chile on February 27, 2010.

Panels

Revenue from panels increased 15.6% from U.S.$1,101.6 million in 2010 to U.S.$1,273.7 million in 2011. This increase in revenues was primarily due to an 8.8% increase in average prices and a 6.3% increase in sales volume.

Our plywood sales volume increased in 2011 primarily because our plants were running at full capacity as compared to 2010, during which we experienced the interruption of our operations in Chile as a result of the earthquake of February 27, 2010. In addition, we experienced an increase in sales volume in Europe and Asia, primarily as a result of increased demand in those markets, which increase contributed to substantial price recoveries.

On the other hand, the U.S. market also experienced a strong increase in sales volume; however, price levels remained stable. In 2011, our average prices increased primarily as a result of higher demand for our products during 2011 compared to 2010, when prices for plywood, medium-density fiberboard, particleboard and hardboard deteriorated due to a decrease in global demand for these products.

Wood products

Revenue from sawn timber and remanufactured wood products increased 18.0% from U.S.$620.1 million in 2010 to U.S.$731.6 million in 2011, primarily as a result of a 11.9% increase in average prices and a 5.4% increase in sales volume. Sawn timber sales revenue increased 13.6% from U.S.$463.8 million to U.S.$526.8 million due to a 9.3% increase in average prices and a 3.9% increase in sales volume. Remanufactured products sales revenue increased 32.5% from U.S.$149.7 million to U.S.$198.3 million due to a 15.1% increase in average prices and a 14.9% increase in sales volume. During 2011, we continued to experience strong demand for our wood products in most markets, especially in Asia. Consequently, sales prices increased in China, Korea, Japan and Taiwan.

Forestry products

Revenue from forestry products increased 4.9% from U.S.$150.2 million in 2010 to U.S.$157.5 million in 2011. This increase was primarily the result of an 82.7% increase in the sales revenue of pulplogs, mainly due to higher sales volume, when compared with 2010.

Demand for our forestry products increased in 2011 as a result of the recovery from the global financial crisis and an increase in worldwide construction, which triggered a significant increase in demand for pulplogs, sawlogs, chips and posts.

Other revenue

Revenue from other sources, consisting principally of sales of energy and chemicals, increased 27.4% from U.S.$118.4 million in 2010 to U.S.$150.9 million in 2011. This increase is explained by higher sales of energy of U.S.$12.2 million and an increase in sales of chemicals by U.S.$13.3 million.

Cost of sales

Cost of sales increased 26.6% from U.S.$2,298.8 million in 2010 to U.S.$2,908.5 million in 2011, primarily as a result of an increase in the sales volumes of each of our business segments and increased unitary costs of our main products. In particular, our costs of sale per ton of BKPR, EKPR and UKPR have increased 10.7%, 21.7% and 15.5%, respectively, as compared to 2010. These increases have been driven primarily by increases in the cost of wood (which increased by 15.3% during 2011 as compared to 2010) and chemicals (which increased by 38.9% during 2011 as compared to 2010) and a 10.9% increase in the average Chilean peso/U.S. dollar exchange rate from Ch$468.01 per U.S.$1.00 during 2010 to Ch$519.20 per U.S.$1,00 in 2011.

Gross margin

Our gross margin decreased from 39.0% for 2010 to 33.5% for 2011 primarily as a result of a 26.6% increase in cost of sales, partially offset by a 16.1% increase in sales revenue.

Other operating income

Other operating income increased 25.5% from U.S.$378.5 million in 2010 to U.S.$475.0 million in 2011, mainly as a result of a net gain of U.S.$192.9 million attributable to the business interruption insurance claims related to the February 27, 2010 earthquake net of asset write-offs and operational expenses of stopped mill and a U.S.$8.4 million increase in the fair value of our biological assets, which was primarily the result of increases in the market prices of our products.

Distribution costs

Distribution costs for all markets increased 25.4% from U.S.$360.2 million in 2010 to U.S.$451.6 million in 2011, primarily as a result of an increase in shipping and freight total costs. The increase in shipping and freight costs was mainly explained by an 18.4% increase in the sales volume of pulp, a 6.3% increase in the sales volume of panels and a 5.4% increase in the sales volume sawn timber.

Administrative expenses

Administrative expenses increased 28.3% from U.S.$323.9 million in 2010 to U.S.$415.5 million in 2011, primarily as a result of an increase in wages and salaries, insurance and other administrative expenses of U.S.$14.3 million, U.S.$10.9 million and U.S.$26.4 million respectively. As a percentage of revenue, administrative expenses increased from 8.6% in 2010 to 9.5% in 2011.

Financial costs

Interest expenses decreased 5.4% from U.S.$207.5 million in 2010 to U.S.$196.4 million in 2011. This decrease is explained primarily by a decrease in the average interest rate applicable to our long-term debt.

Exchange rate differences

We recorded an increase in exchange rate difference losses of 63.2% from U.S.$16.3 million in 2010 U.S.$26.6 million in 2011, primarily as a result of foreign exchange losses attributable to money market investments, deposits and accounts receivables denominated in currencies which depreciated against the U.S. dollar, partially offset by foreign exchange gains attributable to our financial debt denominated in currencies that depreciated against the U.S. dollar, including the Chilean peso, real and euro, among others.

Income tax expenses

We had tax expenses of U.S.$198.0 million in 2010 compared to tax expenses of U.S.$152.5 million in 2011. This decrease was principally attributable to lower income before taxes in 2011 compared to 2010. Our effective tax rate decreased from 22.0% in 2010 to 19.7% in 2011, mainly due to an increase in the proportion of profits earned by our Chilean subsidiaries, which have a lower tax rate than each of our foreign subsidiaries.

Net profit

Net consolidated profit in 2011 decreased 11.4% from U.S.$700.7 million in 2010 to U.S.$620.8 million in 2011, primarily as a result of the increases in our cost of sales, administrative expenses and distribution costs as discussed above.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2010

Revenue

Revenue increased 21.6% from U.S.$3,097.4 million in 2009 to U.S.$3,767.4 million in 2010, primarily as a result of:

•	a 33.6% increase in revenue from panels;

•	a 11.3% increase in revenue from pulp;

•	a 25.7% increase in revenue from wood products; and

•	a 84.1% increase in revenue from forestry products.

Pulp

Revenue from bleached and unbleached pulp increased 11.3% from U.S.$1,596.5 million in 2009 to U.S.$1,777.1 million in 2010, reflecting a 48.1% increase in average prices, partially offset by a 24.8% decrease in sales volume. Sales of bleached pulp increased 9.9% due to a 48.8% increase in average prices, partially offset by a 26.2% decrease in sales volume. Revenue from unbleached pulp increased 21.2% due to a 44.2% increase in average prices, partially offset by a 16.1% decrease in sales volume.

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

Panels

Revenue from panels increased 33.6% from U.S.$824.8 million in 2009 to U.S.$1,101.6 million in 2010. This increase in revenues was primarily due to a 15.9% increase in average prices and a 15.3% increase in sales volume.

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

Wood products

Revenue from sawn timber and remanufactured wood products increased 25.7% from U.S.$493.2 million in 2009 to U.S.$620.1 million in 2010, primarily as a result of a 16.2% increase in average prices and an 8.2% increase in sales volume. During 2010, our offer for sawn timber products increased largely due to reconstruction efforts in Chile after the February 27, 2010 earthquake. Also, the real estate and construction markets in the United States showed signs of modest improvement during the year 2010, but still remain at their lowest levels in 50 years. Homebuilding levels in the United States improved in 2010 reaching approximately an average of 588,000 units per year, compared to an average of 554,000 units per year during 2009. All of these factors described favored demand for our sawn timber and remanufactured wood products, increasing sales volume, partially offset by the interruption of our sawmills and the permanent closure of our Mutrún mill, after the February 27, 2010 earthquake.

Forestry products

Revenue from forestry products increased 84.1% from U.S.$81.6 million in 2009 to U.S.$150.2 million in 2010. This increase was primarily the result of increased demand for our pulplogs and chips, revenues of which increased 120.4% and 75.5% respectively, in 2010.

Demand for our forestry products increased in 2010 as a result of the recovery from the global financial crisis, which triggered a significant increase in demand for pulplogs, sawlogs, chips and posts.

Other revenue

Revenue from other sources, consisting principally of sales of energy and chemicals, increased 16.9% from U.S.$101.3 million in 2009 to U.S.$118.4 million in 2010. This increase was primarily the result of an U.S.$8.1 million increase in our sales of energy.

Cost of sales

Cost of sales increased 6.8% from U.S.$2,152.5 million in 2009 to U.S.$2,298.2 million in 2010, primarily as a result of higher forestry production costs by 33.2%, from U.S.$353.2 million in 2009 to U.S.$470.3 million in 2010 and an increase in raw materials costs, which increased 74.4%, from U.S.$146.7 million in 2009 to U.S.$255.8 million in 2010, partially offset by lower maintenance costs which decreased 27.1%, from U.S.$284.3 in 2009 to U.S.$207.2 in 2010. As of December 31, 2010, average costs of pulp have increased as compared to December 31, 2009. BSKP or bleached softwood kraft pulp unitary costs increased by 10.5%, BHKP or bleached hardwood kraft pulp unitary costs slightly increased by 1.0% and UKP or unbleached kraft pulp unitary costs were 10.1% higher.

Gross margin

Our gross margin increased from 30.5% for 2009 to 39.0% for 2010, primarily as a result of a 21.6% increase in sales revenue mainly as a result of higher average prices of almost all our products, partially offset by a 6.8% increase in cost of sales.

Other operating income

Other operating income increased 108.7% from U.S.$181.4 million in 2009 to U.S.$378.5 million in 2010, mainly as a result of a U.S.$66.0 million increase in the fair value of our biological assets due to higher sales margin in 2010 compared to 2009 and a net gain of U.S.$107.7 million attributable to insurance claims related to the February 27, 2010 earthquake.

Distribution costs

Distribution costs for all markets decreased 3.9% from U.S.$374.6 million in 2009 to U.S.$360.2 million in 2010, primarily as a result of a 9.5% decrease in shipping and freight costs due to a 24.8% reduction in pulp sales volume.

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

Financial costs

Interest expenses increased 7.0% from U.S.$193.9 million in 2009 to U.S.$207.5 million in 2010. This increase is explained primarily by higher accrued interests of U.S.$15.0 million, of which U.S.$8.0 million came from our two bond offerings made in September 2010 and a higher negative impact of change in fair value of derivatives of U.S.$5.0 million.

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

On July 31, 2010 Law N. 20.455 for national reconstruction financing was published in the Chilean Official Gazette (Diario Oficial de Chile). One of the most important changes such law introduced was the increase in the First Category Taxes for revenues received and /or accrued during commercial years 2011 and 2012, with rates of 20% and 18.5%, respectively.

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

Cash Flow from Operating Activities

Our net cash flow provided by operating activities was U.S.$982.2 million in 2011 and U.S.$1,137.3 million in 2010. The decrease of net cash provided by operating activities in 2011 as compared to 2010 was principally due to a U.S.$656.5 million increase in payments for goods and services, partially offset by an increase of U.S.$ 622.4 million in our collection of sales revenue and a U.S.$149.6 million increase in income tax paid. The increase in both payments for goods and services and collection of sales revenue is mainly explained by higher sales volume during year 2011 as a consequence of the earthquake of February 27, 2010 that interrupted most of our operations in Chile during that year.

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

Our net cash flow provided by operating activities was U.S.$751.0 million during the year ended December 31, 2009 and U.S.$769.7 million during the year ended December 31, 2008. The decrease in net cash provided from operating activities in 2009 as compared to 2008 was principally due to a lower collection of accounts receivable as a result of decreasing sales of our products. The decrease in income was explained by the global financial crisis.

Cash Flow Used in Investing Activities

Our net cash used in investing activities was U.S.$1,208.9 million in 2011 and U.S.$669.4 million in 2010. This increase was principally due to capital contributions in the amount of U.S.$242.4 million that we made to the Montes del Plata joint venture and the acquisition of Florestal Vale do Corisco Ltda. by Centaurus Holdings S.A. (a Brazilian company in which we own 49% of the capital stock), for which we paid U.S.$232 million of the purchase price.

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

Cash Flow from Financing Activities

Our net cash used in financing activities was U.S.$481.2 million in 2011 compared to U.S.$33.9 million obtained from financing activities in 2010. This variation is mainly due to a U.S.$267.2 million increase in payments of principal and interest on our debt and a U.S.$132.7 million increase in the payment of dividends.

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

Contractual Obligations

The following table sets forth certain contractual obligations as of December 31, 2011, and the period in which the contractual obligations come due.

		Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
		(in millions of U.S. dollars)
Debt obligations(1)	209.2	706.9	443.5	1,784.2	3,143.8
Forestal Río Grande debt obligations(2)	35.2	34.3	—	—	69.5
Purchase obligations(3)	29.1	—	—	—	29.1
Capital (finance) lease obligations	—	—	—	—	—
Operating lease obligations	—	—	—	—	—
Other contractual obligations(4)	—	—	—	—	—

Total	273.5	741.2	443.5	1,784.2	3,242.4

(1)	Includes estimated interest payments related to long-term debt obligations.
(2)	Forestal Río Grande S.A. is a special purpose entity, which we control but do not own. As a result, we include the financial information of Forestal Río Grande S.A. in our financial statements, including its long term debt obligations.
(3)	Excludes contracts entered into with independent contractors to perform operations on our behalf. Our payment obligations under such contracts are not pre-determined, but rather depend on the performance of certain variables. Accordingly, we cannot quantify our contractual obligations under such contracts.
(4)	Excludes our obligations to purchase wood, plantations and land from Forestal Río Grande S.A. because those obligations are already included in our consolidated financial statements as part of our indebtedness.

Investment Activities

During 2011, our principal investment activities were as follows:

•

On November 17, 2011, Centaurus Holdings S.A., a Brazilian company that is 51% owned by Klabin S.A. and 49% by our subsidiary Arauco Forest Brasil S.A., acquired Florestal Vale do Corisco Ltda., which has 107,000 hectares of land in the Brazilian state of Paraná. The total purchase price for the proposed transaction was U.S.$473.5 million, of which we paid 49%.

•

On December 29, 2011, we entered into an asset purchase agreement to acquire a panel industrial facility in Moncure, North Carolina. This transaction closed in January 2012 for a purchase price of US$56.0 million plus working capital.

•	During 2011, we made capital contributions in the amount of U.S.$242.4 million to the Montes del Plata joint venture.

Financing Activities

During 2011, our principal financing activities were as follows:

•	On September 13, 2011, we paid at maturity U.S.$387.0 million of the balance of our 7.75% notes due 2011.

•

On September 29, 2011, Celulosa y Energía Punta Pereira and Zona Franca Punta Pereira (of which we own 50% of each) closed a U.S.$1,354.0 million loan agreement to finance the construction of a pulp mill and port terminal in Punta Pereira, Uruguay. Arauco agreed to guarantee 50% of this loan. The loan is composed by a U.S.$900.0 million ECA financing due 2023, a U.S.$200.0 million A Loan with the Interamerican Development Bank due 2023 and a U.S.$254.0 million B Loan due 2020 with commercial banks.

•	On December 6, 2011, we entered into a U.S.$200 million unsecured loan agreement. The loan under such agreement bears interest at a LIBOR-based rate and matures in December 2014.

As of December 31, 2011, our short-term bank debt was U.S.$185.8 million of which 93.6% was U.S. dollar-denominated. As of December 31, 2011, our total long-term bank, export credit agency and multilateral lending agency debt (including the current portion of such debt) was U.S.$407.5 million of which 98.2% was U.S. dollar-denominated. As of December 31, 2011, we also had total capital markets borrowings (including the current portion of such debt) of U.S.$2,619.9 million, 75.8% of which was U.S. dollar-denominated. As of December 31, 2011, the weighted average maturity of our long-term debt was 6.7 years. The interest rate on our variable rate debt is determined principally by reference to the London inter-bank offered rate (LIBOR), and as of December 30, 2011, the average interest rate for our U.S. dollar floating rate debt over nine-month LIBOR was 1.27%. As of December 30, 2011, the average interest rate for our U.S. dollar fixed rate debt was 5.70%. These average rates do not reflect the effect of swap agreements and subsequent unwinds effective as of December 30, 2011.

On January 11, 2012, we issued U.S.$500 million aggregate principal amount of 4.75% bonds due in 10 years in the international capital markets.

The instruments and agreements governing our bank loans and local bonds set limits on our incurrence of debt and liabilities through the use of financial covenants. The principal financial covenants contained in the bank loan agreements are as follows:

•	Our debt to equity ratio must not exceed 1.2:1; and

•	Our interest coverage ratio must not be less than 2:1.

On April 26, 2012 we issued UF 5 million aggregate principal amount of bonds in the Chilean local market. The series of bonds was issued at 3.88% with a maturity of 21 years and a grace period of 10 years.

The principal financial covenant contained in the local bond agreements is:

•	Our debt to equity ratio must not exceed 1.2:1.

We were in compliance with all bank loans and bonds covenants as of December 31, 2011.

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

Interest Rate Swap Agreements

The Bío Bío Investment Fund, with which we entered into certain agreements pursuant to which we became the administrator and exclusive buyer of the forestry assets acquired from Forestal Bío Bío S.A., entered into an interest rate swap agreement, in an initial notional amount of U.S.$240 million with amortizations during the life of the swap in the same amount and dates of the amortizations of the credit agreement the Bío Bío Investment Fund obtained on October 6, 2006, with interest rate settled quarterly and with a final maturity in October 2013. The net effect of this interest rate swap agreement is that the Bío Bío Investment Fund pays fixed interest rate at a rate of 5.256% and receives a floating rate at 3 months LIBOR. In January 2007, the Bío Bío Investment Fund transferred all of its assets and financial debt to Forestal Río Grande S.A.

Cross Currency Swap Agreements

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

•

A cross currency swap agreement with Deutsche Bank for UF 1,000,000. Under this agreement, we receive semi-annual interest based on the notional amount of UF 1,000,000 at a rate of 3.96% and it pays semi-annual interest based on the notional amount of U.S.$43.62 million, which is equivalent to UF 1,000,000 at the currency exchange rate at the date of the agreement, at a rate of 5.29%. This swap agreement matures in October 2021.

•

A cross currency swap agreement with JPMorgan Chase Bank for UF 1,000,000. Under this agreement, we receive semi-annual interest based on the notional amount of UF 1,000,000 at a rate of 4.21% and it pays semi-annual interest based on the notional amount of U.S.$43.62 million, which is equivalent to UF 1,000,000 at the currency exchange rate at the date of the agreement, at a rate of 5.23%. This swap agreement matures in September 2020.

•

A cross currency swap agreement with Corpbanca for UF 1,000,000. Under this agreement, we receive semi-annual interest based on the notional amount of UF 1,000,000 at a rate of 3.25% and it pays semiannual interest based on the notional amount of U.S.$42.86 million, which is equivalent to UF 1,000,000 at the currency exchange rate at the date of the agreement, at a rate of 5.20%. This swap agreement matures in September 2020.

•

A cross currency swap agreement with BBVA for UF 1,000,000. Under this agreement, we receive semi-annual interest based on the notional amount of UF 1,000,000 at a rate of 3.25% and it pays semiannual interest based on the notional amount of U.S.$42.86 million, which is equivalent to UF 1,000,000 at the currency exchange rate at the date of the agreement, at a rate of 5.20%. This swap agreement matures in September 2020.

•

A cross currency swap agreement with Deutsche Bank for UF 1,000,000. Under this agreement, we receive semi-annual interest based on the notional amount of UF 1,000,000 at a rate of 3.25% and it pays semi-annual interest based on the notional amount of U.S.$42.86 million, which is equivalent to UF 1,000,000 at the currency exchange rate at the date of the agreement, at a rate of 5.25%. This swap agreement matures in September 2020.

•

A cross currency swap agreement with Banco Santander for UF 1,000,000. Under this agreement, we receive semi-annual interest based on the notional amount of UF 1,000,000 at a rate of 3.25% and it pays semi-annual interest based on the notional amount of U.S.$42.87 million, which is equivalent to UF 1,000,000 at the currency exchange rate at the date of the agreement, at a rate of 5.17%. This swap agreement matures in September 2020.

•

A cross currency swap agreement with BBVA for UF 1,000,000. Under this agreement, we receive semi-annual interest based on the notional amount of UF 1,000,000 at a rate of 3.25% and it pays semi-annual interest based on the notional amount of U.S.$42.86 million, which is equivalent to UF 1,000,000 at the currency exchange rate at the date of the agreement, at a rate of 5.09%. This swap agreement matures in September 2020.

•

A cross currency swap agreement with Corpbanca for UF 1,000,000. Under this agreement, we receive semi-annual interest based on the notional amount of UF 1,000,000 at a rate of 4.21% and it pays semi-annual interest based on the notional amount of U.S.$43.28 million, which is equivalent to UF 1,000,000 at the currency exchange rate at the date of the agreement, at a rate of 3.36%. This swap agreement matures in October 2014.

The aggregate fair value of our currency swap agreements as of December 31, 2011 represented a liability of U.S.$0.2 million and as of December 31, 2010 represented an asset of U.S.$53.4 million.

These cross currency swap agreements allow us to address uncertainties regarding exchange rates. Through these agreements, we receive cash flows in UF, which allow us to comply with the terms of the bonds and pay fixed amounts in dollars, the currency in which a significant amount of our assets are denominated.

We have also analyzed our exposure to risks associated with fluctuations in the prices of commodities, including pulp, but have, thus far, not entered into any material hedging transactions with respect to such risks.

RESEARCH AND DEVELOPMENT

We spent U.S.$3.5 million for the year ended December 31, 2011 on research and development. We conduct our principal research and development programs through our subsidiary, Investigaciones Forestales Bioforest S.A., which concentrates its efforts on applying and implementing advanced technologies to the specific characteristics of our forests and mills.

We are continuously researching and attempting to develop different strains of long-fiber pine trees to improve their quality and to shorten their average harvest cycle. Additionally, we maintain close relations with certain international research institutes, equipment suppliers and the scientific and engineering community involved with our industry.

TREND INFORMATION

During the last quarter of 2011, world pulp prices reached its lowest level of the year. The main reasons behind this decline were lower demand in Europe, oversupply in Asia, credit restrictions in China and general uncertainty in the financial market.

During October and November of 2011, the Chinese government implemented credit restrictions that had an adverse effect on pulp purchasing activity in China and resulted in rising pulp inventories. In December, the credit restrictions were eased, and as a result of the improved credit market, and in part driven by an expectation in the market that prices would rise in 2012, Chinese paper producers commenced buying pulp at normal levels. In an effort to unload excess inventory, certain European integrated paper producers offered large volumes at a discount, and even shifted pulp volumes from Europe to China to satisfy the increasing demand. Prices of such offers were approximately U.S.$20 to U.S.$40 under market price, which was already at a low price level compared to the annual average. By the end of the year, paper inventories declined and downward pressure over pulp prices eased. Although paper demand was not active, paper producers had a relatively positive quarter due to a decline in cost of raw materials, especially pulp, which depending on the paper grade, may comprise up to 70% of the total cost of sales. Other Asian countries such as Korea, Taiwan and Japan had stable demand for pulp and paper, and taking advantage of low pulp prices, producers in these markets recorded increases in margins during the fourth quarter of 2011.

As of the date of this annual report, the European pulp market continues to be depressed, largely as a result of the European sovereign debt crisis. Unstable financial markets have translated into a lack of paper demand; and lower paper productions levels have reduced demand for pulp. Furthermore, certain European integrated paper producers have cut paper production while continuing to produce pulp, mainly long-fiber pine pulp (the most commonly used pulp grade in Europe), which has increased pulp supply in European and Asian markets and crowded out foreign producers.

The real estate and construction sectors in the United States did not show significant improvement during the fourth quarter of 2011. The housing starts index reached 657,000 units in December 2011, which is still lower than the 10-year historical average. During the fourth quarter of 2011, prices for our molding and timber products did not vary significantly as compared to the previous quarter.

During the first quarter of 2012, there have been signs of recovery in international pulp prices. During this period, we saw increases in two major pulp indexes: the bleached hardwood kraft pulp index increased 16.0%, reaching U.S.$752.61 per ton, and the northern bleached softwood kraft pulp index increased 1.79%, reaching U.S.$843.85 per ton. This was mainly the result of an increase in demand in Asia, especially in China, and an active market in Latin America.

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

Our current directors are listed below.

Name	Years as Director	Position	Age
José Tomás Guzmán	26	Chairman	82
Roberto Angelini	26	First Vice-Chairman	63
Manuel Bezanilla	26	Second Vice-Chairman	67
Jorge Andueza	18	Director	63
José Rafael Campino	2	Director	59
Carlos Croxatto	26	Director	97
Alberto Etchegaray	18	Director	66
Eduardo Navarro	4	Director	46
Timothy C. Purcell	7	Director	52

Included below are brief biographical descriptions of each of our directors.

José Tomás Guzmán became a Director on April 30, 1986 and became Chairman of the board of directors on May 4, 2007. He served as Chairman of the board of directors from April 18, 1991 to January 4, 2005, when he voluntarily resigned, and as First Vice-Chairman of the board of directors from January 27, 2005 to May 4, 2007. He is a partner of the law firm Portaluppi, Guzmán y Bezanilla, is a Vice-Chairman of COPEC, Empresas Copec and AntarChile, is Chairman of the board of directors of Forestal Arauco, Industrias Forestales S.A., Inversiones Siemel S.A. and Compañía de Seguros de Vida Cruz del Sur S.A., and serves as a member of the boards of directors of Sigma S.A., Servicios Corporativos Sercor S.A., Corpesca S.A. and Astilleros Arica S.A. Mr. Guzmán holds a law degree from the Catholic University of Chile.

Roberto Angelini became a Director on April 30, 1986 and became First Vice-Chairman of the board of directors on May 4, 2007. He served as Vice-Chairman of the board of directors from April 18, 1991 to January 4, 2005, when he voluntarily resigned, and as Second Vice-Chairman of the board of directors from January 27, 2005 to May 4, 2007. He serves as Chairman of the board of directors of Empresas Copec, COPEC, AntarChile, Corpesca S.A., Pesquera Iquique-Guanaye S.A., Astilleros Arica S.A., Industrias Forestales S.A., Compañía Minera Can Can S.A. and Servicios Corporativos Sercor S.A. He also serves as a member of the boards of directors of Forestal Arauco, Empresa Pesquera Eperva S.A., Orizon S.A., Compañía de Seguros de Vida Cruz del Sur S.A., Inversiones Siemel S.A. and Sigma S.A. Mr. Angelini holds a degree in civil engineering from the Catholic University of Chile.

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

Jorge Andueza became a Director on April 11, 1994. He is also the Chief Executive Officer of AntarChile and serves as a member of the boards of directors of COPEC, Empresas Copec, Forestal Arauco, Empresa Pesquera Eperva S.A., Corpesca S.A., Compañía de Seguros de Vida Cruz del Sur S.A., Inversiones Siemel S.A., Astilleros Arica S.A., Pesquera Iquique-Guanaye S.A., Orizon S.A., Organización Terpel S.A., Servicios Corporativos Sercor S.A. and Sigma S.A. Mr. Andueza holds a degree in electronic civil engineering from Federico Santa María Technical University.

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

Eduardo Navarro became a Director on September 25, 2007. He is also the Chief Executive Officer of Empresas Copec S.A., the Chief Executive Officer of Pesquera Iquique-Guanaye S.A., and serves as a member of the boards of directors of COPEC, Abastecedora de Combustibles S.A., Sociedad Nacional de Oleoductos S.A., Empresa Eléctrica Guacolda S.A., Corpesca S.A., Orizon S.A., Compañía Minera Can Can S.A., Sociedad Minera Isla Riesco S.A., Inversiones del Nordeste S.A., Metrogas S.A. and Colbún S.A. Mr. Navarro holds degrees in commercial engineering and economics, and a master’s degree in economics, all from the Catholic University of Chile.

Timothy C. Purcell became a director on April 26, 2005. He is also Managing Partner of Linzor Capital Partners, LP. Mr. Purcell currently serves as a member of the boards of directors of Compañía de Seguros de Vida Cruz del Sur S.A., Cruz del Sur Administradora General de Fondos S.A., Isapre Cruz Blanca S.A., Parque Arauco S.A. and Corporación Santo Tomás. He is also a Trustee of International House in New York and a Trustee of the Chilean chapter of The Nature Conservancy. Mr. Purcell received an undergraduate degree with distinction in Economics from Cornell University, as well as a Masters Degree in International Studies from the University of Pennsylvania and a master’s degree in business (MBA) from Wharton Business School.

Executive Officers

Our executive officers are appointed by the board of directors and hold office at its discretion. Our current principal executive officers and the directors of each area or department are listed below.

Name	Years with Arauco	Position	Age
Matías Domeyko(1)	23	Chief Executive Officer	50
Cristián Infante(2)	16	President and Chief Operating Officer	45
Gianfranco Truffello	17	Chief Financial Officer	44
Robinson Tajmuch	21	Comptroller Director	55
Camila Merino	1	Human Resources Officer	44
Franco Bozzalla	22	Wood Pulp Area Managing Director	49
Charles Kimber	26	Corporate Affairs & Marketing Director	50
Antonio Luque	20	Sawn Timber Area Managing Director	55
Alvaro Saavedra	20	Forestry Area Managing Director	56
Gonzalo Zegers	4	Panels Area Managing Director	51
Felipe Guzman	3	General Counsel	42

(1)	Matías Domeyko worked at Arauco from 1987 to 1994. He rejoined Arauco in 1997.
(2)	As of September 30, 2011.

Included below are brief biographical descriptions of each of our executive officers and the directors of each area or department.

Matías Domeyko is the Chief Executive Officer of Arauco. Mr. Domeyko worked at Arauco from 1987 to 1994, and then rejoined in 1997 as our Chief Financial Officer. In 2005, Mr. Domeyko assumed the position of Chief Executive Officer of Arauco. Mr. Domeyko is a member of the board of directors of Puerto Lirquén S.A, and he previously served as the Director of Development of Copec. Mr. Domeyko holds a degree in commercial engineering from the University of Chile.

Cristián Infante is the President and Chief Operating Officer of Arauco, a position that was created by Arauco in July 2011. Previously, he has served as the Corporate Management & Development Director and the Atlantic Region Managing Director. He joined Arauco in 1996 as a woodpulp sales representative, where he worked for two years. In 1998, Mr. Infante was appointed sales manager for industrial lumber and remanufactured products of Forestal Arauco, where he worked until 1999, at which time he moved to Centromaderas S.A., where he worked for two years. Mr. Infante holds a degree in civil engineering from the Catholic University of Chile.

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

Camila Merino is the Human Resources Officer of Arauco. Prior to joining Arauco, Ms. Merino served as the Labor Minister of the Chilean government. She also has served as Chief Executive Officer at Metro de Santiago and Corporate Vice President at SQM. Ms. Merino holds a degree in civil engineering from the Catholic University of Chile and a master’s degree in business administration from the Massachusetts Institute of Technology.

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

Alvaro Saavedra is the Forestry Area Managing Director of Arauco. He joined Arauco in 1991. Previously, he was the Director of Development of Forestal Arauco. He holds a degree in civil engineering from the University of Chile and a master’s degree in science from the University of London.

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

Compensation

For 2011, the aggregate compensation of all our directors and executive officers and senior managers paid or accrued in that year for services in all capacities, including salaries and compensation for their service to those executive officers who serve as directors, was U.S.$47.1 million. We do not maintain any pension or retirement programs or incentive compensation plans for our directors or executive officers. We also do not maintain any plans providing for benefits upon termination of employment. The following table sets out the compensation of our directors for their services as directors in the years provided.

	2010		2011
Roberto Angelini	U.S.$	200,701	213,354
José Tomás Guzmán		229,893	259,868
Carlos Croxatto		251,530	269,354
Manuel Bezanilla		141,030	179,804
Jorge Andueza		60,019	113,753
Jorge Bunster		14,651	0
José Rafael Campino		45,368	64,949
Alberto Etchegaray		60,019	64,949
Eduardo Navarro		60,018	64,949
Juan Cambiaso		36,000	48,000
Antonio Luque		30,952	43,156
Matías Domeyko		141,630	154,591
René Katz		12,462	13,564
Manfred Mayer		12,462	13,564
Jorge Garnham		24,952	6,707
Eduardo Zañartu		12,490	13,591
Alvaro Saavedra		30,952	43,156
Franco Bozzalla		24,952	33,822
Cristián Infante		18,462	84,448
Gonzalo Zegers		18,489	29,591
Robinson Tajmuch		24,952	27,156
Charles Kimber		24,951	27,156

	2010		2011
Timothy C. Purcell		60,018	64,949
Gianfranco Truffello		0	9,026

Total Compensation	U.S.$	1,536,952	1,843,457

Employees

The following table provides a breakdown of our employees by main category of activity as of the end of each year in the three-year period ended December 31, 2011.

	As of December 31,
	2009	2010	2011
Pulp mill employees	2,286	2,327	2,348
Other industrial employees	3,398	3,446	3,583
Forestry employees	1,347	1,670	1,803
Administrative employees	873	1,591	1,954

Total	7,904	9,034	9,688

As of December 31, 2011, we had contracts with 1,002 contractors, who employed 25,456 employees. Contractors that are not affiliated with us or with each other operate our eight sawmills and five remanufacturing facilities in Chile. The 12 independent contractors that operate our Chilean sawmills had 2,652 employees at December 31, 2011. The independent contractors that operate our Chilean remanufacturing facilities had 1,950 employees at December 31, 2011 and the independent contractor that operates the laminating beams line employed 140 employees at December 31, 2011.

Under Chilean labor legislation, we are secondarily liable for the payment of labor and the social security obligations owed to employees of our contractors. In the event that we do not exercise the rights granted to us by the labor laws regarding the supervision of our contractors in their compliance of their labor and social security obligations, then our responsibility is elevated from secondary to joint and several, thus enabling an employee of a contractor to bring a claim relating to these obligations against both the contractor and to us, as the party hiring such contractor, although the contractor would remain primarily liable for such obligations. Furthermore, as a general rule, we are also responsible for some of the health and safety conditions of the contractors’ workers, and we are obligated to supervise the compliance by our contractors with all obligations related to such conditions while such workers are performing activities for us within our corporate purpose.

22.7% of our employees in Chile, 49.2% of our employees in Argentina and 11.3% of our employees in Brazil were unionized at December 31, 2011. We negotiate collective bargaining agreements of two or three years’ duration with unionized employees.

We have stable employee relations in Chile, Argentina and Brazil. Our Chilean operations have not experienced any work stoppages in the last five years other than (i) a ten-day work stoppage in November 2009 at our Constitución pulp mill, our Trupán-Cholguán panel mill, and our Nueva Aldea and Horcones complexes, (ii) a three-day work stoppage in September 2009 at our Constitución and Valdivia pulp mills, our Trupán-Cholguán panel mill, and our Nueva Aldea and Horcones complexes; and (iii) a six-day work stoppage in May 2007 at our Horcones complex (which includes the Arauco pulp mill, a panel plant and two sawmills), each of which was caused by the employees of our third party forestry contractors at each of the respective facilities.

In Argentina we experienced (i) a 3-day stoppage at Alto Paraná’s chemical mill in March 2011, as a result of a strike by the chemical union and (ii) a 4-day stoppage at Alto Paraná’s pulp mill in September 2010, as a result of a strike by the pulp union, but these strikes were limited to two hours per shift and did not materially affect operations. In January 2008, Alto Paraná’s chemical mill in Argentina experienced three days of work stoppage, but these strikes were limited to two hours per shift and did not materially affect operations. In addition, in January and February 2007, we experienced (i) a 12-day stoppage at our Zárate mill due to a dispute arising between the local chemical and timber unions with regard to the representation of their workers at the mill and (ii) a six-day suspension of operations at the Alto Paraná’s pulp mill as a result of a strike by a group of approximately 150 power saw operators.

On December 27, 2011, the Agricultural Labor Regime Law 26,727 was enacted in Argentina. This Law replaces Law 22,248 and its amendments, introducing significant changes in the regulatory framework, such as the creation of the National Registry of Agricultural Workers and Employers (RENATEA) which replaced the former registry known as “RENATRE”. Further, this Law provides that the Labor Contract Law (Law 20,744) may also still apply, if consistent with Law 26,727. This new law reinforces the principle of joint responsibility for the payment of labor and the social security obligations owed to our contractor’s employees.

For information regarding strikes and work stoppages occurred in the last five years at our Argentinean subsidiary, see “Item 3. Key Information—Risk Factors—Risks Relating to Us and the Forestry Industry—Our operations could be adversely affected by labor disputes.”

During the last five years, there have been no strikes or other material work stoppages at our Brazilian subsidiaries.

In September 2011, we experienced a 12-day work stoppage of construction at our Montes del Plata joint venture in Uruguay.

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

Our First Vice-Chairman, Roberto Angelini, owns directly and indirectly 22.4% of Inversiones Angelini. He directly owns 0.2% of AntarChile. Through his direct and indirect interests in Inversiones Angelini, AntarChile and Empresas Copec, Roberto Angelini beneficially owns 6% of our shares.

Our Chairman, José Tomás Guzmán, owns 1.9% of Inversiones Angelini. Directly and indirectly through Agroforestal e Inversiones Maihue Limitada and Inversiones Maihue Limitada, he owns 3% of AntarChile and 0.14% of Empresas Copec. Through his interests in Inversiones Angelini, AntarChile and Empresas Copec, José Tomás Guzmán beneficially owns 0.8% of our shares.

None of our other directors or executive officers beneficially owns 1% or more of our shares.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Our only outstanding voting securities are shares of common stock of a single series, without nominal (par) value. The following table sets forth certain information concerning ownership of our common stock, as of April 30, 2012, with respect to each shareholder known by us to own more than 5% of the outstanding shares of our common stock and all of our directors and executive officers, as a group.

	Number of Shares Owned	Percentage Ownership
Empresas Copec	113,127,605	99.98
Directors and executive officers of the Company, as a group	—	—

Through its ownership of our Common Stock, Empresas Copec currently has voting control over us.

Empresas Copec is a Chilean public company listed on the Santiago Stock Exchange, the Valparaíso Stock Exchange and the Chilean Electronic Stock Exchange. It is a holding company, the principal interests of which are in Arauco, gasoline distribution, electricity, gas distribution and fishing. Before October 1, 2003, Empresas Copec’s legal name was Compañía de Petróleos de Chile S.A. As of that date, Compañía de Petróleos de Chile S.A. transferred all its gasoline- and fuel-related business assets to a new subsidiary, Compañía de Petróleos de Chile COPEC S.A., which we call COPEC, and changed its legal name to Empresas Copec S.A. In May 2005, AntarChile purchased 3.1 million shares of COPEC, increasing its ownership to 60.4% of Empresas Copec. At December 31, 2011, AntarChile owned 60.8% of Empresas Copec.

Through its ownership in Empresas Copec, AntarChile beneficially owned 60.8% of our shares at December 31, 2011. As of April 30, 2012, AntarChile beneficially owns 60.8% of our shares. Inversiones Angelini y Compañía Limitada (“Inversiones Angelini”) in turn owns 63.4% of AntarChile’s shares, and certain other related investors own an additional 10.96% of AntarChile. Inversiones Angelini and such other investors are defined herein as the “Angelini Group.”

The principal equity owners of interest in Inversiones Angelini are Mrs. María Noseda Zambra with 10.94%, Mr. Roberto Angelini Rossi directly and indirectly with 22.37%, and Mrs. Patricia Angelini Rossi directly and indirectly with 18.80%.

As of December 31, 2011 and April 30, 2012, the Angelini Group controlled Arauco through the ownership structure described above.

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

Article 100 of the Chilean Securities Markets Law establishes that the following are “related persons” to a company: (i) the entities of the corporate group (grupo empresarial) to which such company belongs; (ii) the entities that are either parent company, subsidiary, owners of at least 10% of the equity of a company or other companies in which the company owns at least 10%; (iii) directors or officers of the company (or their respective spouses and certain other relatives); (iv) any person who, individually or with other persons under a voting agreement can designate at least one member of the management of the company or control at least 10% of the capital of such company; and (v) any other person who is indicated as such by the Chilean Superintendencia de Valores y Seguros, in accordance with certain parameters established by the above-mentioned Article 100.

Our transactions with affiliates include the following:

•	We purchase goods and services that may also be provided by other suppliers. Among the most significant are our fuel purchases from COPEC, a subsidiary of Empresas Copec, our majority shareholder; and

•	We purchase port services from our 20.1% affiliate Puerto de Lirquén S.A. and our 50.0% affiliate Compañía Puerto de Coronel S.A.;

•	We purchase from EKA Chile, a chlorate sodium supplier, which is 50% controlled by Arauco, and we provide EKA Chile with electricity; and

•	We obtain legal services from Portaluppi, Guzmán y Bezanilla, a law firm of which two of our directors, José Tomás Guzmán and Manuel Bezanilla, are partners.

Financial information concerning transactions with affiliates is included in Note 13 to our audited consolidated financial statements.

Item 8. Financial Information

See “Item 17—Financial Statements.”

EXPORT SALES

Export sales constituted 71.5% of our sales revenue for the year ended December 31, 2011. Our total export sales revenue for 2011 was U.S.$3,127.7 million. Our principal overseas markets are Asia, North America and Western Europe. See “Item 4. Information on the Company—Description of Business—Domestic and Export Sales.”

LEGAL PROCEEDINGS

From time to time, we have been subject to environmental proceedings related to allegations by the Chilean environmental regulators and private parties. We are also subject to certain other legal proceedings arising from the ordinary course of our business. For more information regarding the environmental proceedings and other legal proceedings arising from the ordinary course of business, see Note 18 to our audited consolidated financial statements.

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

Valdivia Mill

Our operations at the Valdivia Mill have been subject to continued environmental scrutiny by Chilean environmental regulators and the Chilean public since the mill began its operations in 2004. There have been allegations of a causal connection between the migration and death of black-neck swans and the operations at the Valdivia mill, and in a study dated April 18, 2005, researchers at the Austral University in Valdivia concluded that wastewater discharges from the Valdivia Mill had significantly altered the quality of the Cruces River. The study also concluded that the effluent discharges were a significant contributing factor in the death or migration of a large population of the black-necked swans in the Carlos Anwandter Nature Sanctuary downstream from the Valdivia Mill. In April, 2005, the National Defense Council instituted an action seeking reparations, damages and indemnification from us for environmental harm allegedly caused by the discharges from the Valdivia Mill. In response, we have argued to the court that this action should be rejected, as several studies have demonstrated that there is no relationship between the alleged damages and the operation of the Valdivia Mill. The Valdivia Mill lawsuit remains under review by the court as of the date of this annual report. If the result of the Valdivia Mill lawsuit is unfavorable to us, we may be required to invest a significant amount of funds and/or take other actions to repair any environmental harm a court determines we have caused, which could materially and adversely affect our business, financial condition, results of operations and cash flows. We cannot predict the outcome or impact of this lawsuit or when it may be resolved.

In June 2005, we suspended operations at the Valdivia Mill until certain technical and legal conditions could be clarified with the applicable regulatory authorities. We estimate this suspension resulted in a loss of sales of approximately U.S.$1.0 million per day. The mill resumed operations in August 2005 at 80% of its authorized production capacity after 64 days of suspended operations. In order to achieve the full production capacity authorized by applicable permits, the mill had to fulfill certain new requirements established by the COREMA. On January 18, 2008, the COREMA authorized the Valdivia Mill to return to its annual authorized production capacity of 550,000 metric tons. The mill gradually increased its production over a four-month period starting in March 2008 and reached full capacity in June 2008. The suspension of operations at the Valdivia Mill adversely affected our business, financial condition, results of operations and cash flows. Any future suspension of operations at the Valdivia Mill or at any other of our significant operating plants can be expected to have similar adverse effects. We offer no assurance that the Valdivia Mill will be able to operate without further interruption. See “Item 3. Key Information—Risk Factors—Risks Relating to Us and the Forestry Industry—Environmental concerns led us to temporarily suspend our operations at the Valdivia Mill, which adversely affected, and in the future may continue to adversely affect, our business, financial condition, results of operations and cash flows” and “Item 4. Information on the Company—Description of Business—Pulp—Pulp mills—Chile—Valdivia Mill.”

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

As stated in the environmental impact study, the construction of this pipeline will commence once (i) the COREMA (or the relevant environmental authority under the Chilean Environmental Law) approves the environmental impact study in its final form, and (ii) all necessary permits for the construction of the pipeline have been issued by the competent authorities. In the environmental impact study, we estimated that the construction of the pipeline will take 24 months. Once the construction of the pipeline has been completed, we will conduct a 6-month trial phase of the pipeline and will then begin normal operations.

Resolution of our proceeding with the CONAMA or the pending appeals before the Chilean courts regarding the resolutions that approved the environmental impact studies of the pipeline and the effluent quality improvement projects, as well as the construction and operation of the pipeline, are each subject to many environmental, regulatory, engineering and political uncertainties. As a result, we cannot provide any assurances that the projects will be finally approved as requested or completed. If either the request for the necessary permits for the construction of the pipeline is rejected, or the installation of the pipeline is delayed for reasons attributable to us, we may face sanctions that include warnings, fines or the revocation of the Valdivia Mill’s environmental permit for operation. Alternatively, if any rejection or delays are attributable to reasons beyond our control, we believe that the environmental authorities should extend the applicable deadlines. However, we can provide no assurances that any deadline extensions would be granted, even if we comply with all the requirements that may be set forth by those authorities. See “Item 3. Key Information—Risk Factors—Risks Relating to Us and the Forestry Industry—Environmental concerns led us to temporarily suspend our operations at the Valdivia Mill, which adversely affected, and in the future may continue to adversely affect, our business, financial condition, results of operations and cash flows” and “Item 4. Information on the Company—Description of Business—Pulp—Pulp mills—Chile—Valdivia Mill.”

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

On September 7, 2007, the National Defense Council instituted a civil lawsuit seeking reparations, damages and indemnification from us for environmental harm allegedly caused by the Licancel Mill. Although the National Defense Council agreed to terminate this lawsuit pursuant to an agreement with us dated January 29, 2010, several other proceedings have been commenced as a result of the event at the Licancel Mill, including for loss of income arising from the death of fish at the Mataquito River.

Tax Litigation in Argentina

On December 14, 2007, the Administración Federal de Ingresos Públicos (AFIP), Argentina’s internal revenue service, notified our Argentine subsidiary, Alto Paraná S.A., of a claim for unpaid taxes for fiscal years 2002, 2003 and 2004 in the aggregate amount of AR$418 million (or approximately U.S.$105 million) (including principal, interest and penalties accrued through such date), arising from a dispute regarding certain income tax deductions (related to debt issued by Alto Paraná in 2001 and repaid in 2007) taken by Alto Paraná and rejected by the AFIP. On February 8, 2010, the Tribunal Fiscal de la Nación (Argentina’s tax court) issued an unfavorable administrative ruling requiring that Alto Paraná pay the AFIP’s claim in full.

Alto Paraná appealed this unfavorable administrative ruling to the Court of Appeals and also filed an injunctive action requesting that the court stay Alto Paraná’s payment obligation until resolution of its pending appeal. On May 13, 2010, the Court of Appeals granted an injunction of Alto Paraná’s payment obligation in exchange for the posting of a surety bond in the amount of AR$633.6 million (or approximately U.S.$159 million). We have not established any reserve in respect of this contingency and can offer no assurance that the Court of Appeals will issue a ruling favorable to us. If the Court of Appeals upholds the decision of the Tribunal Fiscal de la Nación, Alto Paraná will be required to satisfy the above-mentioned claim which would have an adverse effect on our financial condition and results of operations.

Tax Litigation in Chile

On August 25, 2005, the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) issued tax calculations No. 184 and No. 185 of 2005 objecting to certain capital reduction transactions effected by Arauco on April 16, 2001 and October 31, 2001, and furthermore, requested reimbursement from the Company for amounts returned to it in respect of certain claimed tax losses. On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and subsidiarily, a claim was filed against the above-mentioned tax calculations No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, which resolution, however, only partially sustained the Company’s request. In response, the Company filed an additional complaint with regard to the portion of the RAF that was not granted by the administrative review. As of the date of this annual report, the investigation in respect of this complaint is pending.

The Company believes that its position in respect of this complaint is supported by solid legal arguments and that there is a reasonable likelihood that this matter will result in a favorable outcome for the Company. However, if this result does not occur, it is possible that an obligation will arise for the amount specified, which was Ch$3,362,265,453, plus any accrued interest as of the payment date.

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

On November 27, 2007, our board of directors approved a provisory dividend for U.S.$0.95 per share, which was distributed on December 12, 2007 and charged to net income. On April 22, 2008, our shareholders approved a final dividend for 2007, which was distributed on May 7, 2008. On November 25, 2008, our board of directors approved a provisory dividend for U.D.$0.89 per share, which was distributed on December 10, 2008 and charged to net income. On April 23, 2009, our shareholders approved a final dividend for 2008, which was distributed on May 7, 2009. In the aggregate, dividends distributed equaled 40% of our consolidated net income for 2008, on a Chilean GAAP basis. On November 24, 2009, our board of directors approved an interim dividend of U.S.$0.2294 per share, which was distributed on December 11, 2009 and charged to net income. On April 27, 2010, our shareholders approved a final dividend of U.S.$0.5016 per share for 2009, which was distributed on May 11, 2010. In the aggregate, dividends distributed equaled 40% of our consolidated net income for 2009 as determined on an IFRS basis. On November 23, 2010, our board of directors approved an interim dividend of U.S.$0.7557 per share, which was distributed on December 15, 2010 and charged to net income. On April 26, 2011 our shareholders approved a final dividend of U.S.$1.6152 per share for 2010, which was distributed on May 11, 2011. Dividends distributed equaled 40% of our consolidated net income for 2010 as determined on an IFRS basis. On November 22, 2011, our board of directors approved an interim dividend of U.S.$0.78 (rounded) per share, which was distributed on December 14, 2011 and charged to net income. On April 24, 2012 our shareholders approved a final dividend of U.S.$1.4278819 per share for 2011, which will be distributed on May 9, 2012. Dividends distributed equaled 40% of our consolidated net income for 2011 as determined on an IFRS basis.

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

Capital

In 2002, our by-laws were amended such that our capital is denominated in U.S. dollars. In 2002, we and two of our subsidiaries, Aserraderos Arauco and Paneles Arauco, received authorization from the Chilean IRS to prepare our audited consolidated financial statements in U.S. dollars, beginning January 1, 2002. In January 1, 2003, our subsidiaries Forestal Arauco, Bosques Arauco, Forestal Valdivia, Forestal Celco and Cholguán obtained the same permission from the Chilean IRS. The same permission from the Chilean IRS was obtained by our subsidiary Inversiones Arauco Internacional Ltda. in January 2003, by our subsidiary Forestal Los Lagos in January 2005 and by our subsidiaries Arauco Bioernergía S.A. and Servicios Logísticos Arauco S.A. in January 2008.

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

Taxation of Dispositions

A United States Holder will generally recognize gain or loss on the sale, exchange or other disposition of a security in an amount equal to the difference between the amount realized on the sale, exchange or other disposition and the tax basis in the security. A United States Holder’s tax basis in a security will generally equal its cost. Gain or loss realized by a United States Holder on the sale, redemption or other disposition of our securities generally will be treated as capital gain or loss and such gain or loss will be long-term capital gain or loss if at the time of the disposition, our securities have been held for more than one year. The net amount of long-term capital gain realized by a United States Holder that is an individual is generally taxed at a reduced rate. Gain, if any, realized by a United States Holder generally will be treated as U.S. source income for U.S. foreign tax credit purposes.

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

Interest Rate Risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2011, we had outstanding U.S.$3,200.2 million of indebtedness, excluding accrued interest and discounts and costs of issuance, of which 86.9% bore interest at fixed interest rates and 13.1% bore interest at floating rates of interest. These average rates do not reflect the effect of swap agreements. 79.7% of our indebtedness was denominated in U.S. dollars as of that date. The interest rate on our variable rate debt is determined principally by reference to LIBOR.

The following table summarizes our debt obligations, at December 31, 2011. These obligations are sensitive to changes in interest rates. The table presents the aggregate principal amount of each category of indebtedness maturing in each year, at the weighted average interest rate for each category of indebtedness. Average interest rates for liabilities are calculated based on the prevailing interest rate for each loan at December 31, 2011.

	Average Interest Rate	2012	2013	2014	2015	2016	Thereafter	Total Debt	Fair Value
Interest
Bearing Debt
Fixed Rate
(U.S.$-denominated)	5.70%	124.3	334.3		370.0	0.1	1,295.3	2,124.0	2,346.0
(UF-denominated)	3.60%	14.2	14.3	100.2			515.3	644.0	653.5
(R$-denominated)	7.25%	10.9			0.8	2.1	0.3	14.1	11.0
Variable Rate (U.S.$ denominated) LIBOR	1.27%	48.0	48.0	245.7	48.0	24.0		413.7	401.8
(RS$-denominated) TJLP +	10.10%	0.4	0.2	0.2		0.5	3.1	4.4	7.4

Total		197.8	396.8	346.1	418.8	26.7	1,813.9	3,200.2	3,419.7

Foreign Currency Risk

Our principal exchange rate risk involves changes in the value of the Chilean peso and, to a lesser extent, the Brazilian real, the Argentine peso and the euro relative to the dollar. We generally believe that our foreign currency exposure is not material to our net income. We estimate that a majority of our consolidated costs and expenses are denominated in dollars. As of December 31, 2011:

•	70% of our accounts receivable were denominated in U.S. dollars and 11% in Chilean pesos;

•	62% of our cash and short-term investments were denominated in U.S. dollars, 7% were denominated in Chilean pesos and 18% in euros;

•	a significant portion of our indebtedness was denominated in U.S. dollars; and

•	a significant portion of our consolidated total assets was denominated in U.S. dollars.

Substantially all of our foreign currency-denominated revenues, costs and expenses, receivables and indebtedness are denominated in U.S. dollars. As of December 31, 2011, 79.3% of our long-term debt was denominated in U.S. dollars. Accordingly, variations in the value of the Chilean peso relative to the U.S. dollar will not have a significant effect on the cost in U.S. dollars of our foreign debt service obligations.

Commodity Risk

Prices for pulp and forestry and wood products can fluctuate significantly, and our sales revenue is highly sensitive to fluctuations in such prices. For a more detailed discussion and sensitivity analysis relating to the risks arising from changes in the market price of pulp, which is our primary commodity risk, see note 23 to our audited consolidated financial statements. As of December 31, 2011, we were not party to any commodity hedging arrangements.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

(a) Disclosure controls and procedures. We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Accounting Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as of December 31, 2011. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Accounting Officer concluded that the disclosure controls and procedures, as of December 31, 2011, were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Accounting Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s annual report on internal controls and procedures. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of our management, including our Chief Executive Officer and Comptroller Director, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2011.

(c) Attestation Report of the registered public accounting firm. Not applicable.

(d) Changes in internal controls over financial reporting. There has been no change in our internal control over financial reporting during 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

We do not have an audit committee. Accordingly, certain rules under the U.S. federal securities laws that would otherwise apply to the audit committee apply to our board of directors as a whole. We believe that the members of our board of directors have sufficient financial and other experience to perform their responsibilities under these rules. Our board of directors has determined that Timothy C. Purcell qualifies as an “audit committee financial expert” within the meaning of Item 16A of Form 20-F and is independent as that term is defined in Rule 10A-3 under the Exchange Act. For a description of Mr. Purcell’s professional experience, see “Item 6. Directors, Senior Management and Employees—Directors and Executive Officers.”

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, during the fiscal years ended December 31, 2010 and 2011.

	Year ended December 31,
	2010	2011
	(U.S.$ in thousands)
Audit fees	$1,719	$1,755
Audit-related fees	90	140
Tax fees	314	631
Other fees	0	38

Total fees	$2,123	$2,564

Audit fees in the above table are the aggregate fees billed by PricewaterhouseCoopers in connection with the audit of our annual financial statements in accordance with IFRS, as well as the review of other filings.

Audit-related fees in the above table are the aggregate fees billed by PricewaterhouseCoopers for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, including due diligence related to acquisitions and review of offering memorandums prepared in connection with the issuance of debt under Rule 144A.

Tax fees in the above table are fees billed by PricewaterhouseCoopers associated with the issuance of certificates for tax and legal compliance purposes in Brazil, Argentina and Uruguay; and tax consultation in the United States, Mexico, Argentina and Uruguay.

Other fees in the above table are fees billed by PricewaterhouseCoopers in connection with training services and consultations in IFRS.

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

All services described in each of paragraphs (b) through (d) of this Item were approved by the board of directors pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

On April 3, 2012, the Board of Directors approved to propose to shareholders a change in the Company’s independent registered public accounting firm at the General Shareholders’ Meeting to be held on April 24, 2012. On such date, the shareholders approved the Board of Directors’ proposal to nominate Deloitte Auditores y Consultores Ltda. (“Deloitte”) as the new independent registered public accounting firm for Celulosa Arauco y Constitución S.A. Pricewaterhouse Coopers (“PWC”) served as the independent registered public accounting firm for Celulosa Arauco y Constitución S.A. for the 2011 and 2010 fiscal years, in each case pursuant to the terms of an annual engagement letter. On April 24, 2012, Deloitte was notified by the Company that shareholders had approved appointment of another independent registered public accounting firm for the 2012 fiscal year, and PWC was discharged from its engagement by the Company.

The audit reports of PWC on the Company’s consolidated financial statements as of and for the years ended December 31, 2011 and 2010 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company’s two most recent fiscal years ended December 31, 2011 and 2010, and the subsequent interim periods through April 30, 2012, there were no disagreements with PWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to PWC’s satisfaction, would have caused PWC to make reference thereto in their reports on the Company’s consolidated financial statements for such periods.

During the Company’s two most recent fiscal years ended December 31, 2011 and 2010 and the subsequent periods through April 30, 2012, there were no reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F).

The Company has provided PWC with a copy of this Form 20-F prior to its filing with the Securities and Exchange Commission (“SEC”). The Company requested PWC to furnish the Company with a letter addressed to the SEC stating whether or not it agrees with the above statements, as required by Item 16F(a)(3) of Form 20-F. Such letter is filed as Exhibit 15.1.

The Company’s Board of Directors, will engage Deloitte as the Company’s new independent registered public accounting firm to audit the Company’s consolidated financial statements and internal control over financial reporting for the fiscal year ending December 31, 2012.

During the Company’s two most recent fiscal years and any subsequent interim periods prior to the Company’s engagement of Deloitte, neither the Company nor anyone acting on its behalf has consulted Deloitte on any of the matters or events set forth in Item 16F(a)(2)(i) and Item 16F(a)(2)(ii) of Form 20-F.

Item 16G. Corporate Governance

Not applicable. Neither our stock nor our SEC-registered securities are listed on any stock exchange or other regulated market.

Item 16H.	Mine Safety Disclosures

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

Our audited consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB, and are included in this annual report beginning at page F-1.

Item 19. Exhibits

Documents filed as exhibits to this annual report:

1.1	English translation of the by-laws (estatutos) of Celulosa Arauco y Constitución S.A., dated as of April 29, 2010

8.1	List of subsidiaries

12.1	Certification of chief executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of chief executive officer and principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	PWC letter addressed to the SEC pursuant to Item 16F(a)(3) of Form 20-F.

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
Matías Domeyko
Chief Executive Officer

Date: April 30, 2012

Index of Exhibits

1.1	English translation of the by-laws (estatutos) of Celulosa Arauco y Constitución S.A., dated as of April 29, 2010

8.1	List of subsidiaries

12.1	Certification of chief executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of chief executive officer and principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	PWC letter addressed to the SEC pursuant to Item 16F(a)(3) of Form 20-F

CONSOLIDATED

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011

IFRS	- International Financial Reporting Standards
IAS	- International Accounting Standards
IFRIC	- Interpretations Committee of the International Financial Reporting Standards
ThU.S.$ - Thousands of U.S. dollars

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Celulosa Arauco y Constitución S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Celulosa Arauco y Constitución S.A. and its subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Santiago, Chile

April 30, 2012

CONSOLIDATED BALANCE SHEET

	Note	12-31-2011 ThU.S.$	12-31-2010 ThU.S.$

Assets
Current Assets
Cash and cash equivalents	4	315,901	1,043,834
Other financial current assets	23	0	2,909
Other current non-financial assets	25	207,196	177,140
Trade and Other receivables -net	23	740,416	774,289
Related party receivables	13	70,179	18,074
Inventories	3	795,104	727,535
Biological assets, current	20	281,418	344,096
Tax receivables		37,153	50,131

Total Current Assets other than assets or disposal groups classified as held for sale or as held for distribution to owners		2,447,367	3,138,008

Non-Current Assets or disposal groups classified as held for sale	22	15,293	14,108

Non-Current Assets or disposal groups classified as held for sale or as held for distribution to owners		15,293	14,108

Total Current Assets		2,462,660	3,152,116
Non-Current Assets
Other non-current financial assets	23	1,162	53,407
Other non-current and non-financial assets	25	99,901	52,352
Trade receivables, non current	23	7,332	11,965
Investment in associates accounted for using equity method	15-16	886,706	498,204
Intangible assets	19	17,609	11,127
Goodwill		59,124	66,231
Property, plant and equipment	7	5,324,172	5,088,745
Biological assets, non-current	20	3,463,166	3,446,862
Deferred tax assets	6	135,890	125,323
Total non-Current Assets		9,995,062	9,354,216
Total Assets		12,457,722	12,506,332

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEET (continued)

	Note	12-31-2011 ThU.S.$	12-31-2010 ThU.S.$

Equity and liabilities
Liabilities
Current Liabilities
Other current financial liabilities	23	248,992	554,673
Trade and other payables	23	397,073	362,182
Related party payables	13	9,785	9,209
Other provisions, current	18	8,607	5,842
Tax liabilities		144,989	62,887
Current provision for employee benefits	10	3,307	3,312
Other current non financial liabilities	25	219,192	210,956

Total current liabilities other than assets included in disposal groups classified as held for sale		1,031,945	1,209,061

Total Current Liabilities		1,031,945	1,209,061
Non-Current Liabilities
Other non-current financial liabilities	23	2,969,015	2,909,429
Other non - current provisions	18	9,688	7,609
Deferred tax liabilities	6	1,256,233	1,369,489
Non-current provision for employee benefits	10	36,102	35,964
Other non - current non financial liabilities	25	124,589	134,205
Total non - current liabilities		4,395,627	4,456,696
Total liabilities		5,427,572	5,665,757
Net Equity
Issued capital stock		353,176	353,176
Accumulated earnings		6,683,252	6,320,264
Other reserves		(96,821)	58,754

Net equity attributable to parent company		6,939,607	6,732,194

Non-controlling interest		90,543	108,381
Total net equity		7,030,150	6,840,575
Total net equity and liabilities		12,457,722	12,506,332

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

		January-December
	Nota	2011 ThU.S.$	2010 ThU.S.$	2009 ThU.S.$
Income Statement

Revenue	9	4,374,495	3,767,384	3,097,448
Cost of sales		(2,908,463)	(2,298,191)	(2,152,535)
Gross Income		1,466,032	1,469,193	944,913
Other operating income	2	475,014	378,480	181,383
Distribution costs	2	(451,620)	(360,188)	(374,641)
Administrative expenses	2	(415,521)	(323,916)	(249,340)
Other operating expenses	2	(90,313)	(49,063)	(57,978)
Other income (Loss)		0	0	64,102
Financial income		24,589	15,761	19,313
Financial costs	2	(196,356)	(207,519)	(193,872)

Participation in (loss) income in associates and joint ventures accounted through equity method	15	(11,897)	(7,693)	6,621

Exchange rate differences		(26,643)	(16,288)	17,632
Income before income tax		773,285	898,767	358,133
Income Tax	6	(152,499)	(198,018)	(53,537)
Income from continuing operations		620,786	700,749	304,596
Net Income		620,786	700,749	304,596

Income attributable to equity holders

Income attributable to parent company		612,553	694,750	300,898
Income attributable to non-parent company		8,233	5,999	3,698
Net Income		620,786	700,749	304,596

Basic earnings per share
Earnings per share from continuing operations		0.0054135	0.0061399	0.0026919

		0.0054135	0.0061399	0.0026919

Earnings per diluted shares
Earnings per diluted share from continuing operations		0.0054135	0.0061399	0.0026919

Basic earnings per diluted share		0.0054135	0.0061399	0.0026919

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS

		January-December
	Nota	2011 ThU.S.$	2010 ThU.S.$	2009 ThU.S.$

Net Income		620,786	700,749	304,596
Other comprehensive income, net of tax
Exchange difference on conversion

Gain (loss) for exchange differences, before tax	11	(145,775)	47,070	177,480

Cash flow hedges

Gain (loss) for cash flow hedges, before tax	23	(12,767)	(11,155)	(5,807)

Participation in Other comprehensive income in associates and joint ventures accounted for using equity method		(3,502)	1,247	1,902

Other comprehensive income, net of tax		(162,044)	37,162	173,575

Income tax related to Cash flow hedges on Other comprehensive income	6-23	932	1,896	987
Other comprehensive income		(161,112)	39,058	174,562

Total comprehensive income		459,674	739,807	479,158

Comprehensive Income Statement attributable to:
Comprehensive income statement attributable to parent company		456,978	731,886	461,754
Comprehensive income statement attributable to non-controlling interest		2,696	7,921	17,404

Total comprehensive income		459,674	739,807	479,158

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

12-31-2011	Share Capital ThU.S.$	Conversion Reserves ThU.S.$	Hedge Reserves ThU.S.$	Participation in other Comprehensive Income in Associates and Joint Venture ThU.S.$	Other Reserves ThU.S.$	Accumulated Earnings ThU.S.$	Equity attributable to parent Company T.hU.S.$	Non - controlling interest ThU.S.$	Equity Total ThU.S.$
Opening balance at 01/01/2011	353,176	72,699	(14,079)	134	58,754	6,320,264	6,732,194	108,381	6,840,575

Comprehensive income statement
Net income						612,553	612,553	8,233	620,786
Other comprehensive income, net of tax		(140,238)	(11,835)	(3,502)	(155,575)		(155,575)	(5,537)	(161,112)
Comprehensive income		(140,238)	(11,835)	(3,502)	(155,575)	612,553	456,978	2,696	459,674
Dividens						(249,565)	(249,565)	(20,534)	(270,099)
Total Changes in equity	0	(140,238)	(11,835)	(3,502)	(155,575)	362,988	207,413	(17,838)	189,575
Closing balance at 12/31/2011	353,176	(67,539)	(25,914)	(3,368)	(96,821)	6,683,252	6,939,607	90,543	7,030,150

12-31-2010	Share Capital ThU.S.$	Conversion Reserves ThU.S.$	Hedge Reserves ThU.S.$	Participation in other Comprehensive Income in Associates and Joint Venture ThU.S.$	Other Reserves ThU.S.$	Accumulated Earnings ThU.S.$	Equity attributable to parent Company T.hU.S.$	Non - controlling interest ThU.S.$	Equity Total ThU.S.$
Opening balance at 01/01/2010	353,176	27,551	(4,820)	(1,113)	21,618	5,893,799	6,268,593	113,840	6,382,433
							0
Comprehensive income statement							0
Net income					0	694,750	694,750	5,999	700,749
Other comprehensive income, net of tax		45,148	(9,259)	1,247	37,136		37,136	1,922	39,058
Comprehensive income		45,148	(9,259)	1,247	37,136	694,750	731,886	7,921	739,807
Dividens					0	(268,285)	(268,285)	(13,380)	(281,665)
Total Changes in equity	0	45,148	(9,259)	1,247	37,136	426,465	463,601	(5,459)	458,142
Closing balance at 12/31/2010	353,176	72,699	(14,079)	134	58,754	6,320,264	6,732,194	108,381	6,840,575

12-31-2009	Share Capital ThU.S.$	Conversion Reserves ThU.S.$	Hedge Reserves ThU.S.$	Participation in other Comprehensive Income in Associates and Joint Venture ThU.S.$	Other Reserves ThU.S.$	Accumulated Earnings ThU.S.$	Equity attributable to parent Company T.hU.S.$	Non - controlling interest ThU.S.$	Equity Total ThU.S.$
Opening balance at 01/01/2009	353,176	(136,223)	0	(3,015)	0	5,675,616	6,028,792	117,682	6,146,474
Incremento (Disminución) por Cambios en Políticas Contables					0		0		0
Incremento (Disminución) por Corrección de Errores					0		0		0
Saldo Inicial Reexpresado	353,176	(136,223)	0	(3,015)	(139,238)	5,675,616	5,889,554	117,682	6,007,236

Comprehensive income statement
Net income					0	300,898	300,898	3,698	304,596
Other comprehensive income, net of tax		163,774	(4,820)	1,902	160,856		160,856	13,706	174,562
Comprehensive income		163,774	(4,820)	1,902	160,856	300,898	461,754	17,404	479,158
Dividens					0	(82,715)	(82,715)	(21,246)	(103,961)
Total Changes in equity	0	163,774	(4,820)	1,902	160,856	218,183	379,039	(3,842)	375,197
Closing balance at 12/31/2009	353,176	27,551	(4,820)	(1,113)	21,618	5,893,799	6,268,593	113,840	6,382,433

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS-DIRECT METHOD

	12/31/2011 ThU.S.$	12/31/2010 ThU.S.$	12/31/2009 ThU.S.$
STATEMENTS OF CASH FLOWS
Cash Flows from (used in) Operating Activities
Classes of cash receipts from operating activities
Receipts from sales of goods and rendering of services	4,606,542	3,984,173	3,675,727
Receipts from premiums and claims, annuities and other policy benefits	270,663	292,240	0
Other cash receipts from operating activities	276,650	172,278	147,533
Classes of cash payments
Payments to suppliers for goods and services	(3,532,728)	(2,877,218)	(2,785,842)
Payments to and behalf of employees	(329,158)	(263,151)	(190,821)
Other cash payments from operating activities	(5,151)	(2,338)	(3,915)
Dividends received	1,720	6,353	17,084
Interest paid	(180,046)	(190,351)	(152,343)
Interest received	14,009	6,528	18,601
Income taxes refund (paid)	(138,621)	10,964	8,675
Other (outflows) inflows of cash, net	(1,643)	(2,203)	16,326

Net Cash flows from Operating Activities	982,237	1,137,275	751,025

Cash Flows from (used in) Investing Activities

Cash flow from losing control of subsidiaries or other businesses	0	0	7
Cash flow used in obtaining control of subsidiaries or other businesses	(6,972)	(6,977)	(174,111)
Cash flow used to contributions in associates	(8,306)	(8,000)	0
Cash flow used in purchase of associates and joint ventures	(234,054)	0	(116,279)
Capital contributions to joint ventures	(177,397)	(39,559)	(12,000)
Loans to related parties	(199,666)	0	(51,225)
Proceeds from sale of property, plant and equipment	14,023	8,669	4,006
Purchase of property, plant and equipment	(591,328)	(516,001)	(275,151)
Purchase of intangible assets	(7,619)	(1,594)	(1,378)
Proceeds from other long-term assets	5,074	1,471	2,185
Purchase of biological assets	(138,198)	(116,191)	(92,002)
Purchase of other non current assets	(1,162)	0	0
Cash receipts from repayment of advances and loans made to related parties	134,166	10,559	0
Other outflows of cash, net	2,582	(1,791)	(1,343)

Cash flows used in Investing Activities	(1,208,857)	(669,414)	(717,291)

Cash flows from (used in) Financing Activities
Loans obtained	713,624	825,268	1,181,963
Repayments of borrowings	(901,310)	(634,146)	(746,531)
Dividends paid by the parent company	(270,767)	(142,273)	(114,406)
Dividends paid by subsidiaries or special purpose companies	(20,745)	(16,508)	(20,769)
Other inflows of cash, net	(1,986)	1,511	2,115
Cash flows from (used in) Financing Activities	(481,184)	33,852	302,372

Net increase (decrease) in Cash and Cash Equivalents before effect of exchange rate changes	(707,804)	501,713	336,106
Effect of exchange rate changes on cash and cash equivalents	(20,129)	7,922	30,785

Net increase (decrease) of Cash and Cash equivalents	(727,933)	509,635	366,891

Cash and cash equivalents, at the beginning of the period	1,043,834	534,199	167,308

Cash and cash equivalents, at the end of the period	315,901	1,043,834	534,199

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.	PRESENTATION OF FINANCIAL STATEMENTS

Entity Information

Name of Reporting Entity

Celulosa Arauco y Constitución S.A. (the “Company” and together its subsidiaries, “Arauco”), Tax No. 93,458,000-1, Closed Company, was registered in the Securities Registry (the “Registry”) of the Superintendency of Securities and Insurance (the “Superintendency”) as No. 042 on June 14, 1982. Forestal Cholguán S.A., a subsidiary of Arauco, is also registered on the Registry as No. 030. Arauco is controlled by Empresas Copec S.A., which owns 99.9779% of Arauco, and is registered in the Registry as No. 0028. Each of the above companies is subject to audit by the Superintendency.

The Company’s head office address is El Golf Avenue 150, floor 14, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of forestry and wood products. Its main operations are focused on the following business areas: Pulp, Plywood and Fiberboard Panels, Sawn Timber and Forestry.

The current controllers of the Company are Mrs. Maria Noseda Zambra of Angelini, Mr.Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through Inversiones Angelini y Cia. Ltda., which owns 99.9780 % of the shares of AntarChile S.A., the controller of our parent company Empresas Copec S.A.

Arauco’s Consolidated Financial Statements were prepared on a going concern basis.

Presentation of Financial Statements

The Financial Statements presented by Arauco cover the following periods:

•	Consolidated Balance Sheet as of December 31, 2011 and December 31, 2010.

•	Consolidated Statements of Income for the year ended 2011, 2010 and 2009.

•	Consolidated Comprehensive Income Statements for the year ended 2011, 2010 and 2009.

•	Consolidated Statements of Changes in Net Equity for the year ended 2011, 2010 and 2009.

•	Consolidated Statements of Cash Flows – Direct Method for the year ended 2011, 2010 and 2009.

•	Disclosure of Explanatory Information (notes).

Date of Approval of Financial Statements

The issuance of these consolidated financial statements for the year ended on December 31, 2011 was approved by the Board of Directors of the Company (the “Board”) in Extraordinary Session No. 463 of March 5, 2012.

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

The financial information included herein is presented in thousands of U.S. Dollars.

Additional Information Relevant to the Understanding of the Financial Statements

The company Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. qualify as Special Purpose Entities. These entities are considered to be controlled by Arauco, which is determined, by the fact that they maintain exclusive contracts with Arauco for wood provision, forward purchase of land and forest administration. Consequently, the financial information of these companies is consolidated with the financial information of the Company and is included in these consolidated financial statements of Arauco.

Compliance and Adoption of IFRS

The accompanying consolidated financial statements of Arauco include the Balance Sheet, Statement of Income, Comprehensive Income Statement, Statement of Changes in Net Equity and Statement of Cash Flows in accordance with IFRS as issued by the IASB.

This presentation is required to give a faithful representation of the effects of transactions, as well as other events and conditions, according to the definitions and criteria established within the conceptual framework of IFRS for the recognition of assets, liabilities, income and expenses.

Summary of significant accounting policies

The accompanying consolidated financial statements as of December 31, 2011 were prepared in accordance with Arauco’s accounting policies, uniformly applied to all items in these consolidated financial statements.

a)	Basis for Presentation of financial statements

The actual Consolidated financial statements have been prepared according to international basis of financial information issued by the International Accounting Standards Board (IASB) and they represent the integral, explicit and unreserved adoption of the mentioned international standards.

The consolidated financial statements have been prepared under the historic cost convention, as modified for the revaluation of biological assets, financial assets and financial liabilities (including derivative instruments) at fair value.

There have been some minor reclassifications to prior year financial statements, for presentation purposes.

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

- Property, Plant and Equipment

In a businness acquisition, management prepared the corresponding valuations based on a report issued by a third party expert.

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

Sensitivity analysis associated to the estimated useful lifes are disclosed in Note 7.

- Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. Arauco uses its judgment to select a variety of methods and makes assumptions that are mainly based on market conditions existing at each balance sheet date.

Detailed financial information of Fair Value of Financial Instruments and sensitivity analysis are presented in Note 23.

-Biological Assets

The recovery of forest plantations is based on discounted cash flow models which mean that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, on our sustainable forest management plans and the estimated growth of forests.

These discounted cash flows require estimates in growth, harvest, sales prices and costs. It is therefore important that management make appropriate estimates of future levels and trends for sales and costs, as well as conduct regular surveys of the forests to establish the volumes of wood available for harvesting and their current growth rates. The main considerations used to calculate the valuation of forest plantations are presented in Note 20 including sensitivity analysis.

-Lawsuits and Contingencies

Arauco and its subsidiaries are subject to certain ongoing lawsuits. Future effects on Arauco’s financial condition resulting from these lawsuits are estimated by the management of the Company, in collaboration with its legal advisors. Arauco reserves appropriate contingency estimates on each balance sheet and/or upon each substantial modification to an underlying cause of any such litigation, which decisions are based on the reports of its legal advisors. Detailed lawsuits information is presented in Note 18.

c)	Consolidation

The consolidated financial statements include all entities over which Arauco has the power to govern the financial and operating policies, which usually requires holding shares with more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-consolidated from the date that control ceases.

The intercompany transactions and unrealized earnings from subsidiary operations have been eliminated from the consolidated financial statements and non-controlling interest is recognized in the equity balance.

The consolidated financial statements for year ended on December 31, 2011 and 2010, include subsidiary balances shown in Note 13 and balances of the Fondo de Inversión Bío Bío, and its subsidiary Forestal Río Grande S.A., both of which qualify as Special Purpose Entities.

Certain consolidated subsidiaries report statutory financial statements in Brazilian Reales and Chilean Pesos, their main functional currencies. For consolidation purposes, they have been translated as indicated in Note 1 (e) (ii).

Accounting policies for subsidiaries will be adjusted if necessary to ensure consistency with the policies adopted by Arauco. Non-controlling interest is presented as a separate component of equity.

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

(i) Functional currency

Arauco’s entities are measured using the currency of the primary economic environment in which the Company operates (the functional currency). The consolidated financial statements are presented in U.S. Dollars, which is Arauco’s functional and presentation currency.

(ii) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•

income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

•	all resulting exchange differences are recognised in other comprehensive income.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences arising are recognised in equity.

(iii) Foreign Currency Transactions

Transactions in foreign currencies are recorded at the rate of exchange prevailing on the transaction date. Gains and losses on foreign currency resulting from the settlement of such transactions and from the conversion at the closing exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in other comprehensive income as qualifyng cash flow hedges.

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

Swaps: These are valued using the discounted cash flow method at a discount rate consistent with the risk of the operation.

Forwards: These instruments are initially recognized at fair value at the date on which the contract is entered into and are subsequently re-measured at fair value. The forwards are recorded as assets when fair value is positive and, as liabilities when fair value is negative.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

The fair value of forward rate contracts is calculated by reference to differential of the existing interest rates between the rate agreed and the market interest rate deadlines.

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

Loans and receivables are initially recorded at fair value and subsequently at amortized cost according to the effective interest rate method. A provision of bad debts is recorded to reflect uncollectable amounts.

Regular purchases and sales of financial assets are recognized on the trade-date, which is the date on which the Company commits to purchase or sell the asset.

Repurchased Agreements: These are valued at the initial cost of the investment plus accrued interest investment cost of the short term instrument.

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

These financial instruments are measured using the discount cash flow method at a rate consistent with the operational risk using the information given by each bank as counterparty.

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

Replacement parts that will be consumed in less than a period of 12 months, are presented in Inventories and record as an expense within the period consumed.

i)	Assets held for sale

Non-current assets held for sale are measured at the lower of book and fair value, less costs for sale. Assets are classified in this line when the book value may be recovered through a sale transaction that is highly likely to be carried out. Management must be committed to a plan to sell the asset and should have initiated an active program to find a buyer and complete the plan. Likewise, management must also expect that the sale will be qualified for full recognition within one year following the date of its classification, except for the existence of facts or circumstances (beyond the entity control) that extend the period of sale beyond one year.

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

The goodwill in a business combination is initially measured at the cost of the business combination less the interest of the company in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquisition. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill in a business combination is allocated as of the acquisition date to the cash generating unit of the group or groups of cash generating units expected to benefit from the synergies of the combination without prejudice to whether other assets or liabilities of Arauco are assigned to those units or groups of units.

The transaction costs are treated as expenses when incurred.

Arauco measures the fair value of the acquired company in the business combination on a step by step basis, recognizing the effects of variation in the income statement.

k)	Investments in associates and in joint ventures

Associates are entities over which Arauco exercises significant influence but not control, generally holding between 20% and 50% of the voting rights. Investments in associates and in joint ventures are accounted for using the equity method and are initially recognized at cost. Their book net equity is increased or decreased proportionately in the profit or loss and comprehensive income statement of the period as a result of adjustments of conversion arising from the financial statement conversion into other currencies. Arauco’s investment in associates includes goodwill (net of any accumulated impairment loss).

If the cost of acquisition is less than the fair value of the net assets of the associate acquired, the difference is recognized directly in the income statement as Other income (loss).

These investments are presented in the Consolidated Balance Sheet together with Investments in associates and measured by using the equity method.

If any of these investments incurs negative equity as a result of legal or implicit obligations of its associate, or has made payments on behalf of its associate or joint venture, then it must recognize a liability by reducing the value of the investment to zero until this generates income that would reverse the negative equity previously generated due to the losses. Otherwise, a liability is not recognized but the investment left at zero equally.

l)	Intangible assets

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

The goodwill recorded in Brazilian subsidiary whose functional currency is the real, is converted to U.S. dollars at the closing exchange rate. At the date of these financial statements, the currency conversion is the only movement that has the amount of goodwill.

n)	Property, Plant and Equipment

Property, plant and equipment are stated at historical cost less depreciation and accumulated impairment losses. Historical cost includes expenditures that are directly attributable to the acquisition.

Subsequent costs such as improvements and replacement of components are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. The value of the replaced part is capitalized as part of the property, plant & equipment, the remaining part which corresponds to repairs and maintenance are charged to the income statement.

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

When assets are leased under finance lease, the present value of lease payments is recognized as a financial account receivables. Interest income which is the difference between the gross receivable and the present value of such amount is recognized as the capital’s financial performance.

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

The assessment of new plantations during the current year, is made at the least economic cost, which corresponds to the fair value to that date. After 12 months, the valuation methodology isi as explained in the previous paragraph.

Forest plantations shown as current assets are those that will be harvested in the short term.

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

(i) Policy on Revenue recognition from the Sale of Goods

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

(ii) Policy on Revenue recognition from Rendering of Services

Arauco, mainly provides power supply services which are trade in the spot market of the Interconnected Central System. According current laws, the prices on that market called “Marginal Costs” are calculated by Load Economical Dispatch Center of the Interconnected Central System (CDEC-SIC). And are generally recognized in the period in which the services are provided.

Electrical energy is generated as a by-product of the pulp process and is a complementary business to it, which at first is supplied to the group’s subsidiaries and the surplus is sold to the central grid.

Arauco provides other services such as port and pest control whose incomes are derived from fixed price service contracts, generally recognized during the period of the service contract on a straight-line basis throughout the duration of the contract.

Segment revenues mentioned in Note 24 comply with the conditions indicated above.

Revenues from inter-segment sales (arising from prices similar to market prices) are eliminated in the consolidated financial statements.

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

The General Shareholders’ Meeting of Arauco resolved to maintain annual dividends at 40% of net distributable income, including a provisional dividend share distribution at year-end. Dividends payable are recognized as a liability in the financial statements in the period they are declared and approved by the Company’s shareholders or when configuring the corresponding obligation on the basis of existing legislation or distribution policies established by the Shareholders’ Meeting.

The interim and final dividends are recorded in equity upon their approval by the relevant groups, which include the Company’s Board and the shareholders.

The amount of these dividends is presented in this consolidated financial statement under Other non-current Financial Liabilities.

Dividends are paid only if profits in society and do not affect taxes.

u)	Impairment

Non-financial Assets

The recoverable amount of property, plant and equipment is measured whenever there is an indication that the asset may have suffered deterioration of its value. Among the factors to consider as evidence of impairment are the diminution in market value of assets, significant changes in the technological environment, obsolescence or physical impairment of assets and changes in the way the asset is used or expected to be used (which could involve its disuse). Arauco evaluates at the end of each reporting period whether there is any evidence of the factors above mentioned.

For this evaluation, assets are grouped into the smallest group of assets that generates cash inflows independently.

The goodwill and intangible assets with indefinite useful life are tested annually or whenever circumstances indicate. The recoverable amount of an asset is estimated as the higher of net selling price and value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

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

v)	Employee Benefits

The Company has severance payment obligations for voluntary cessation services. These are paid to certain workers that have more than 5 years seniority within the Company in accordance with conditions established within collective or individual contracts.

This is an estimate of the years of service-based severance payments to be recognized as a future termination payment liability, in accordance with contracts between Arauco and its employees and pursuant to actuarial valuation criteria for this type of liability.

The main factors considered for calculating the actuarial value of severance payments for years of service are the employee turnover, salary increases and life expectancy of the workers included in this benefit.

Actuarial gains and losses are recognized in income in the year they are incurred.

These obligations are treated as post-employment benefits in accordance with current standards.

w)	Employee Vacations

Arauco recognizes the expense for employee vacation on an accrual basis and it is recorded at face value.

This obligation is presented in the Consolidated Balance Sheet in the line Trade and Other payables.

x)	Recent accounting pronouncements

At the date of issuance of these consolidated financial statements, the following accounting pronouncements were issued by the IASB.

New issued standards, interpretations and amendments not in effect for year 2011, for which Arauco is evaluating the impact of their adoption.

Standards and interpretations	Content	Obligatory application for years beginning after

IAS 19 revised

Employee Benefit

Issued in June 2011, replaces IAS 19 (1998). This revised standard changes the recognition and measurement of the cost of defined benefit plans and termination benefits. Additionally, it includes modifications to the revelations of all employee benefits.

January 01, 2013

IAS 27

Separate Financial Statements

Issued in May 2011, replaces IAS 27 (2008). The scope of this standard is restricted from this change only separate financial statements, as aspects relating to the definition of control and consolidation were removed and included in the IFRS 10. Early adoption is permitted in conjunction with IFRS 10, IFRS 11 and IFRS 12 and the amendment to IAS 28.

January 01, 2013

IFRS 9

Financial Instruments

Issued in December 2009, amending the classification and measurement of financial assets.

Later this rule was amended in November 2010 to include treatment and classification of liabilities. Early adoption is permitted.

January 01, 2015

IFRS 10

Consolidated Financial Statements

Issued in May 2011, replaces the SIC 12 “Consolidation of special purpose entities and parts of IAS 27” Consolidated Financial Statements. “Clarifications and establishing new parameters for the definition of control, and the principles for the preparation of consolidated financial statements. Early adoption is permitted in conjunction with IFRS 11, 12 and IFRS amendments to IAS 27 and 28.

January 01, 2013

IFRS 11

Joint Arrangements

Issued in May 2011, replaces IAS 31 “Interests in Joint Ventures” and SIC 13 “jointly controlled entities”. Among its modifications include eliminating the concept of jointly controlled assets and the possibility of proportional consolidation of entities under common control. Early adoption is permitted in conjunction with IFRS 10, 12 and IFRS amendments to IAS 27 and 28.

January 01, 2013

IFRS 12	Disclosure of shareholdings in other entities Issued in May 2011, applies to those entities that hold investments in subsidiaries, joint ventures, associates. Early adoption is permitted in conjunction with IFRS 10, 11 and IFRS amendments to IAS 27 and 28.	January 01, 2013

IFRS 13

Fair Value Measurement

Issued in May 2011, brings together in one standard way to measure the fair value of assets and liabilities and the disclosures necessary on it, and incorporates new concepts and explanations for measurement.

January 01, 2013

IFRIC 20	Stripping Costs in the production phase of open pit mines Issued in October 2011, regulates the recognition of costs for the removal of waste overload “Stripping Costs” in the production phase of a mine as an asset, the initial and subsequent measurement of this asset. Additionally, the interpretation requires entities to produce financial statements mining IFRS assets punish “Stripping Costs” existing retained earnings when they cannot be attributed to an identifiable component of a reservoir.	January 01, 2013

Amendments and improvements	Contents	Obligatory application for years beginning after

IAS 12

Income tax

This amendment, issued in December 2010, provides an exception to the general principles of IAS 12 for investment property is measured using the fair value model in IAS 40 “Investment Property”, the exception also applies to investment property acquired in a business combination if, after the business combination the acquirer applies the fair value model in IAS 40 content. The amendment incorporates the assumption that investment property valued at fair value, are made through their sale, thus requiring apply to these temporary differences arising from the tax rate for sales operations. Early adoption is permitted.

January 01, 2012

IAS 28	Investments in associates and joint ventures Issued in May 2011, regulates the accounting treatment of these investments by applying the equity method. Early adoption is permitted in conjunction with IFRS 10, IFRS 11 and IFRS 12 and the amendment to IAS 27.	January 01, 2013

IFRS 7	Disclosures of Financial Instruments	July 01, 2011

Issued in October 2010, increases the disclosure requirements for transactions involving transfers of financial assets.

IAS 1	Presentation of Financial Statements Issued in June 2011. The main modification of this amendment requires that the items of Other Comprehensive Income will be categorized and grouped by evaluating whether they will be potentially reclassified to earnings in subsequent periods. Early adoption is permitted	July 01, 2012

IFRS 1	First-time Adoption of International Financial Reporting Standards Issued in December 2010, covers the following topics: i) Exemption for severe hyperinflation: allows companies whose transition date is after the normalization of its functional currency, valuing assets and liabilities at fair value as deemed cost, ii) Removal of requirements for fixed dates: adapts the fixed date included in IFRS 1 at the transition date for those operations that involve lower financial assets and liabilities at fair value on initial recognition results.	July 01, 2011

Arauco believes that the adoption of standards, amendments and interpretations described above will have no significant impact on the financial statements of the Company in the period of initial application.

NOTE 2.	DISCLOSURE OF OTHER INFORMATION

a)	Disclosure of Information on Capital Issued

Subscribed and paid-in Capital amounts to ThU.S. $353,176.

100% of capital corresponds to ordinary shares.

	12/31/2011	12/31/2010
Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	113,152,446
Nominal Value of Shares by Type of Capital in Ordinary Shares	ThU.S.$ 0.0031211 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$353,176

	12/31/2011	12/31/2010
Number of Shares Issued and Completely Paid by Type of Capital in Ordinary Shares	113,152,446

b)	Disclosure of information on Dividends paid to Ordinary Shares

The interim dividend paid each year is equivalent to 20% of the distributable net income calculated as of the end of September of each year and presented in the Consolidated Statement of Changes in Net Equity.

Dividend paid each year corresponds to the spread between the 40% of net income distributable at the end of last year and the amount of interim dividend paid at the end of last fiscal year.

The ThU.S.$249,565 (ThU.S.$268,285 as of December 31, 2010) presented in Consolidated Statement of Changes in Net Equity corresponds to the provision of minimum dividend registered (see Note 26).

In the Statements of cash flows, are presented in line paid dividends the amount ThU.S.$291,512 (ThU.S.$158,781 as of December 31, 2010), of which ThU.S.$270,767 (ThU.S.$142,273 as of December 31, 2010) corresponds to the paid dividends made by Celulosa Arauco y Constitucion S.A. The additional amount corresponds to subsidiaries minority interest and special purpose companies .

Dividends paid during years 2011 and 2010 and the corresponding amount per share

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Provisional Dividend
Type of Shares for which there is a Dividend Paid	Unlisted Ordinary Shares
Date of Dividend Paid	12-13-2011
Amount of Dividend	ThU.S.$ 87,997 (1)
Number of Shares for which Dividends are Paid	113,152,446
Dividend per Share, Ordinary Share	U.S.$ 0.77768

(1)	This interim dividend more ThU.S.$ 161,568 recognized in the provision of minimum dividend as reported in note 26, conform the ThU.S.$ 249,565 lowered from the statements of changes in equity.

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Unlisted Ordinary Shares
Date of Dividend Paid	05-10-2011
Amount of Dividend	ThU.S.$ 182,770 (2)
Number of Shares for which Dividends are Paid	113,152,446
Dividend per Share, Ordinary Share	U.S.$ 1.61525

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Provisional Dividend
Type of Shares for which there is a Dividend Paid	Unlisted Ordinary Shares
Date of Dividend Paid	12-15-2010
Amount of Dividend	ThU.S.$ 85,515 (2)
Number of Shares for which Dividends are Paid	113,152,446
Dividend per Share, Ordinary Share	U.S.$ 0.7557

(2)	The total amount is ThU.S.$ 268,285, corresponding to provisioned and lowered dividend in the Statements of Changes in Equity as of December 31, 2010.

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Unlisted Ordinary Shares
Date of Dividend Paid	05-10-2010
Amount of Dividend	ThU.S.$ 56,758
Number of Shares for which Dividends are Paid	113,152,446
Dividend per Share, Ordinary Share	U.S.$ 0.50161

c)	Disclosure of Information on Reserves

Other Reserves

Other reserves consist of Conversion Reserves, Hedge Reserves and Other.

Arauco does not have restrictions associated with these reserves.

Conversion Reserves

This corresponds to foreign currency translation of those Arauco’s subsidiaries that do not use the U.S. Dollar as their functional currency.

Hedge Reserves

This corresponds to Arauco’s portion of gains or swap net losses resulting from hedging as of the end of each fiscal year.

The effective portion of the hedge is shown in equity.

Other

This mainly corresponds to the value in Other comprehensive income of investment in associates and joint ventures.

d)	Disclosures of other Information

Below are balances of Other Income by activity, Other Expenses by activity, Financing Costs and Participation in income (loss) of associates and joint venture as of December 31, 2011, 2010 and 2009, respectively.

	2011	2010	2009
	ThU.S.$	ThU.S.$	ThU.S.$
Classes of Other Income by activity
Other Operating Income, Total	475,014	378,480	181,383
Gain from changes in fair value of biological assets (See note 20)	229,889	221,501	155,532
Sales revenue from carbon bonds	—	—	5,836
Revenue from export promotion	5,545	6,171	4,568
Insurance compensation, net of earthquake related losses (*)	193,986	107,658	—
Leases received	4,124	2,707	4,870
Gain on sales of assets	9,046	8,670	995
Other operating results (sale materials and waste, Rigth of way, indemnity insurance)	32,424	31,773	9,582

Classes of Other Expenses by activity
Total of other expenses by activity	(90,313)	(49,063)	(57,978)
Depreciations	(1,176)	(1,356)	(2,943)
Contingent provision	(4,973)	(2,351)	(2,699)
Provision Impairment fixed assets and others	(7,631)	(2,769)	(1,307)
Closed plant expenses	(6,148)	(2,898)	(5,503)
Plant operating expenses for improvements or upgrades arrested	(8,214)	(276)	(535)
Expenses projects	(16,867)	—	—
Loss on sale / Loss of assets	(2,447)	(5,170)	(9,170)
Loss of forest due to fires	(16,503)	(8,223)	(2,824)
Other Taxes	(5,209)	(4,730)	(5,875)
Research and development expenses	(3,446)	(3,119)	(3,915)
Compensation and eviction	(1,238)	(973)	(987)
Other expenses (cost of projects and studies, donations, fines, udjustmens, repayments insurance )	(16,461)	(17,198)	(22,220)

Classes of financing Costs
Financing Costs, Total	(196,356)	(207,519)	(193,872)
Interest expense, Loans banks	(8,919)	(11,883)	(21,384)
Interest expense, Bonds	(164,790)	(165,335)	(143,557)
Interest expense, financial instruments	(6,564)	(14,527)	(7,912)
Other financial costs	(16,083)	(15,774)	(21,019)

Classes of Participation in Income (Loss) of associates and joint ventures accounted througt Equity Method
Total	(11,897)	(7,693)	6,621
Investments in associates	(1,012)	1,906	4,084
Joint ventures	(10,885)	(9,599)	2,537

(*)	Correspond to the income net of insurance compensation due to charges for punishments produced by damages and operating expenses of stopped plant.

Balance of Expenses by nature:

Cost of sales	2011 ThU.S.$	2010 ThU.S.$	2009 ThU.S.$
Timber	707,655	613,536	630,215
Forestry labor costs	588,779	470,283	353,183
Depreciation	216,967	187,208	190,945
Maintenance costs	139,984	94,751	179,854
Chemical costs	334,549	240,850	261,365
Sawmill Services	170,861	141,116	132,814
Others Raw Materials	223,749	159,378	96,987
Indirect costs	93,504	56,182	12,397
Energy and fuel	159,912	116,260	93,295
Cost of electricity	60,705	44,166	37,000
Port Costs	27,499	21,745	22,682
Wage and salaries	184,299	152,716	141,798
Total	2,908,463	2,298,191	2,152,535

Distribution expenses	2011 ThU.S.$	2010 ThU.S.$	2009 ThU.S.$
Sale costs	39,321	32,805	37,513
Commissions	14,752	11,818	13,836
Insurances	4,406	2,709	2,669
Doubtful assets	7,024	1,579	1,703
Other sales expenses	13,139	16,699	19,305
Shipping and freight costs	412,299	327,383	337,128
Port services	2,301	4,698	2,575
Freights	391,813	305,719	312,706
Other shipping and freight costs	18,185	16,966	21,847
Total	451,620	360,188	374,641

Administration expenses	2011 ThU.S.$	2010 ThU.S.$	2009 ThU.S.$
Wage and salaries	156,961	142,683	103,925
Marketing, advertising, promotion and publications expenses	7,699	9,089	8,086
Insurances	20,108	9,227	9,615
Depreciations and amortizacion not paid	10,614	12,495	13,119
Computer services	15,737	14,191	12,450
Office, warehouse and machinery leases	14,383	8,004	6,237
External audits	4,729	3,325	2,803
Donations, contributions, grants	13,603	11,876	6,150
Fees (advices technical. Legal ...)	63,923	54,299	40,205
Property taxes, patents and municipal rights	18,096	15,536	14,996
Other administration expenses (travel within and outside the country, cleaning services, security, basic services)	89,668	43,191	31,754
Total	415,521	323,916	249,340

		2011	2010	2009
Expenses for	Note	ThU.S.$	ThU.S.$	ThU.S.$
Depreciations	7	228,839	232,023	205,033
Employee benefits	10	341,260	295,399	215,719
Amortization	19	1,898	1,632	2,382

NOTE 3.	INVENTORIES

	12-31-2011	12-31-2010
Components of Inventory	ThU.S.$	ThU.S.$
Raw Materials	90,587	86,617
Production Supplies	74,658	65,154
Work in progress	58,594	62,612
Finished goods	446,289	426,447
Parts	123,071	86,532
Other Inventories	1,905	173
Total Inventories	795,104	727,535

As of December 31 2011, a cost of sales of inventories amounted to ThU.S.$2,894,250 (ThU.S.$2,249,689 as of December 31, 2010).

In order to allow the registered inventories to net realizable value, at December 31, 2011, has recognized a reduction of inventories, related to allowance of obsolescence as of ThU.S.$2,957 (ThU.S.$324 as of December , 2010) and impaired inventories (ThU.S.$ 23,438 as of December 31, 2010) mainly relating to the effect of the earthquake and tsunami.

The obsolescence provision is calculated according to the historical information and the age of the inventories.

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

NOTE 4.	CASH FLOW STATEMENT

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

As of the date of these consolidated financial statements, there are no significant amounts of cash on hand.

	12-31-2011	12-31-2010
Components of Cash and Cash Equivalents	ThU.S.$	ThU.S.$
Cash on hand	527	263
Banks	31,097	69,692
Short term deposit	128,526	705,694
Mutual Funds	155,751	267,811
Other cash and cash equivalents	—	374
Total	315,901	1,043,834

The following tables detail the value of the cost of the investments in Greenagro S.A. and Dynea Brasil S.A. dated December 20, 2011 and March 15, 2010 (see Note 14), respectively, and the net value of assets and liabilities of each acquired entity, net of cash and cash equivalents acquired.

2011 Purchase of Investments	ThU.S.$
Acquisition: Greenagro S.A.
Cash paid for acquisitions and cash equivalents	10,768
Cash and cash equivalents held by acquired entities	(537)
Net cash paid to acquire entities	10,231

Net Assets less Cash and Cash equivalents of acquired entity	10,231

2010 Purchase of Investments	ThU.S.$
Acquisition: Dynea Brasil S.A.
Cash paid for acquisitions and cash equivalents	15,000
Cash and cash equivalents held by acquired entities	(8,023)
Net cash paid to acquire entities	6,977

Net Assets less Cash and Cash equivalents of acquired entity	22,613

NOTE 5.	ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES

Changes in Accounting Policies

These policies have been designed in accordance with IFRS in effect as of December 31, 2011 and applied uniformly to all items presented in these consolidated financial statements.

Changes in the Treatment of Accounting Policy

The financial statements as of December 31, 2011 do not show changes in accounting policies compared to the same period last year.

NOTE 6.	TAXES

The tax rate applicable to the major companies in which Arauco participates is 20% in Chile, 35% in Argentina and 34% in Brazil.

On July 30, 2010 Law N. 20,455 for national reconstruction financing was published in the Chilean Official Gazette (Diario Oficial de Chile). One of the most important changes such law introduced was the increase in the First Category Taxes for revenues received and /or accrued during commercial years 2011 and 2012, with rates of 20% and 18.5%, respectively.

The effect on the change in tax rates caused an adjustment to the assets and liabilities accounts for deferred taxes, according to the profile projected for temporary reverse differences, in tax losses benefits and in other events that create differences between book and tax basis of assets and liabilities.

Deferred Tax Assets

The following table details deferred tax assets:

	12-31-2011	12-31-2010
Deferred Tax Assets	ThU.S.$	ThU.S.$
Deferred Tax Assets related to Provisions	7,878	4,658
Deferred Tax Assets related to accrued liabilities	4,766	4,601
Deferred Tax Assets related to Post-Employment obligations	6,625	6,616
Deferred Tax Assets related to Revaluation of Property, Plant and equipment	1,721	2,339
Deferred Tax Assets related to Financial Instruments Restatements	789	1,370
Deferred Tax Assets related to tax losses	71,870	56,724
Valuation of biological assets	5,244	8,805
Valuation of inventory	3,543	9,034
Income provision	4,064	2,765
Trade debtors and receivables	4,458	3,940
Defferred tax Assets related to Others	24,932	24,471
Deferred Tax Assets Total	135,890	125,323

As of the date of the present financial statement some of Arauco’s subsidiaries present tax losses of ThU.S.$343,311 (ThU.S.$260,701 as of December 31, 2010) which are mainly due to operational and financial losses.

Arauco believes that the projections of future earnings in subsidiaries that have generated tax losses will allow the recovery of these assets.

Deferred Tax Liability

Deferred tax liability corresponds to income tax amounts payable in future periods related to taxable temporary differences.

The following table details deferred tax liabilities:

	12/31/2011	12/31/2010
Deferred Tax Liabilities	ThU.S.$	ThU.S.$
Deferred Tax Liabilities related to Revaluated Property, Plant and equipment	747,450	686,408
Deferred Tax Liabilities related to Financial Instrument restatement	3,723	13,751
Valuation of biological asset	426,250	511,401
Valuation of inventory	14,509	12,450
Valuation of prepaid expenses	—	76,539
Differences in valuation of deferred expenditures	41,487	35,130
Deferred Tax Liabilities related to Others(associates investments, unemployement insurance)	22,814	33,810

Deferred Tax Liabilities Total	1,256,233	1,369,489

The effect of deferred taxes related to financial hedging instruments corresponds to a credit (subscription) of ThU.S.$ 932 as of December 31, 2011 (ThU.S.$1,896 as of December 31, 2010), which is presented under Hedge reserves in the Statement of Changes in Net Equity.

From the deferred tax assets and deferred tax liabilities listed in the above tables, approximately ThU.S.$17,635 and ThU.S.$74,689 respectively, will be used in a period of 12 months.

Arauco does not offset deferred tax assets and deferred tax liabilities since there is no legal right to offset amounts recognized in these items that correspond to different fiscal jurisdictions.

Temporary Differences

The following tables summarize current asset and liability temporary differences:

	12-31-2011		12-31-2010
	Deductible	Taxable	Deductible	Taxable
	Difference	Difference	Difference	Difference
Detail of classes of Deferred Tax Temporary Differences	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred Tax Assets	64,020		68,599
Tax Loss	71,870		56,724
Deferred Tax Liabilities		1,256,233		1,369,489
Total	135,890	1,256,233	125,323	1,369,489

	2011	2010	2009
Detail of Temporary Difference Income and Loss Amounts	ThU.S.$	ThU.S.$	ThU.S.$
Deferred Tax Assets	(3,455)	7,028	2,037
Tax Loss	29,389	1,846	9,400
Deferred Tax Liabilities	60,050	(100,189)	(41,438)
Total	85,984	(91,315)	(30,001)

Income Tax Expense (Income)

Income Tax consists of the following:

	2011	2010	2009
Income Tax composition	ThU.S.$	ThU.S.$	ThU.S.$
Current income tax expense	(242,918)	(112,840)	(32,147)
Tax benefit arising from unrecognized tax assets previously used to reduce tax expense	1,635	8,402	6,526
Previous period current tax adjustments	2,316	(581)	2,597
Other current tax expenses	484	(1,684)	(512)
Current Tax Expense, Net	(238,483)	(106,703)	(23,536)

Deferred expense from taxes relative to the creation and reversión of temporary differences	45,617	(68,814)	(39,401)
Deferred income from taxes relative to tax rate changes or new fees	10,632	(23,904)	0
Tax benefit arising from unrecognized tax assets previusly used to reduce expenses due to deferred taxes	29,735	1,403	9,400
Total deferred Tax Expense, Net	85,984	(91,315)	(30,001)
Income Tax Expense, Total	(152,499)	(198,018)	(53,537)

The following table details the income tax for foreign and national companies as of December 31, 2011, 2010 and 2009 respectively:

	2011	2010	2009
	ThU.S.$	ThU.S.$	ThU.S.$
Foreign current tax	(38,103)	(52,567)	(20,350)
National current tax	(200,380)	(54,136)	(3,186)
Current tax, Total	(238,483)	(106,703)	(23,536)

Foreign deferred tax	27,085	17,718	1,033
National deferred tax	58,899	(109,033)	(31,034)
Deferred tax, Total	85,984	(91,315)	(30,001)

Income (expense) due to Income Tax, Total	(152,499)	(198,018)	(53,537)

Income Tax Expense Reconciliation using the Effective Rate method

Income tax expenditure reconciliation is as follows:

	2011	2010	2009
Reconciliation of Income tax from Statutory Rate to Effective Tax Rate	ThU.S.$	ThU.S.$	ThU.S.$
Tax Expense Using Statutory Rate	(154,665)	(152,790)	(60,891)
Tax effect of rates in other jurisdictions	(7,599)	(24,714)	(16,669)
Tax effect of non taxable ordinary income	11,172	18,493	27,596
Tax effect of non tax deductible expenses	(19,976)	(22,486)	(14,846)

Tax effect of tax loses unrecognized for previous periods	41	—	—

Tax effect of tax rates changes	10,632	(23,904)	—

Tax effect of excess tax for previous periods	2,316	(581)	2,597

Other Increases (Decreases) Legal Taxes	5,580	7,964	8,676
Adjustment to Tax Expense using the Statutory Rate, Total	2,166	(45,228)	7,354
Tax Expenses Using the Effective Rate	(152,499)	(198,018)	(53,537)

NOTE 7.	PROPERTY, PLANT AND EQUIPMENT

	12-31-2011	12-31-2010
Properties, Plant and Equipment, Net	ThU.S.$	ThU.S.$
Construction in progress	663,971	562,309
Land	805,804	821,288
Buildings	1,459,759	1,417,684
Plant and equipment	2,290,423	2,188,323
Information technology equipment	23,740	16,963
Fixed facilities and accessories	6,010	3,657
Motorized vehicles	10,152	10,057
Others	64,313	68,464
Total Net	5,324,172	5,088,745

Properties, Plant and Equipment, Gross
Construction in progress	663,971	562,309
Land	805,804	821,288
Buildings	2,616,914	2,523,397
Plant and equipment	4,321,846	4,180,142
Information technology equipment	55,772	43,614
Fixed facilities and accessories	23,942	17,339
Motorized vehicles	34,447	32,328
Others	87,983	110,076
Total Gross	8,610,679	8,290,493

Accumulated depreciation and impairment

Buildings	(1,157,155)	(1,105,713)
Plant and equipment	(2,031,423)	(1,991,819)
Information technology equipment	(32,032)	(26,651)
Fixed facilities and accessories	(17,932)	(13,682)
Motorized vehicles	(24,295)	(22,271)
Others	(23,670)	(41,612)
Total	(3,286,507)	(3,201,748)

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

	12-31-2011	12-31-2010
	ThU.S.$	ThU.S.$
Collateral amount of property, plant and equipament	56,279	56,272

Commitments for project disbursements or for the acquisition of property, plant and equipment

	12-31-2011	12-31-2010
	ThU.S.$	ThU.S.$
Amount committed for the acquisition of property, plant and equipment	114,212	268,391

	12-31-2011	12-31-2010
	ThU.S.$	ThU.S.$
Disbursements for property, plant and equipment under construction	537,398	361,598

Movement on Property, Plant and Equipment

The following tables detail the movement of Property, Plant and Equipment as of December 31, 2011 and 2010:

Movement of Fixed Assets	Construction in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixed Facilities and accesories ThU.S.$	Motorized Vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01/01/2011	562,309	821,288	1,417,684	2,188,323	16,963	3,657	10,057	68,464	5,088,745
Changes
Additions	537,398	5,549	5,281	16,747	276	750	1,288	4,184	571,473
Acquiitions of business	—	7,293	499	86	—	—	51	1	7,930
Dispositions	(1,213)	(1,113)	(203)	(632)	—	—	(39)	(768)	(3,968)
Withdrawals	(10,587)	(871)	(85)	(2,789)	(3)	(2)	(7)	(5,352)	(19,696)
Depreciation costs	—	—	(74,478)	(171,646)	(2,781)	(1,463)	(2,615)	(1,458)	(254,441)
Net movement to replacement of assets damaged by the earthquake	(61,209)	—	7,232	76,432	63	(2)	(242)	7,497	29,771
Impairment loss recognized in the Income Statement (note 17)	—	—	(34)	(4,064)	—	—	—	(2,803)	(6,901)
Exchange rate increase (decrease) of foreign currency	(15,227)	(28,022)	(10,686)	(31,448)	(88)	(174)	(53)	(2,045)	(87,743)
Reclassification of assets held for sale	—	(8)	137	(1,127)	—	—	—	—	(998)
Transfers	(347,500)	1,688	114,412	220,541	9,310	3,244	1,712	(3,407)	—
Total changes	101,662	(15,484)	42,075	102,100	6,777	2,353	95	(4,151)	235,427
Closing balance 12/31/2011	663,971	805,804	1,459,759	2,290,423	23,740	6,010	10,152	64,313	5,324,172

Movement of Fixed Assets	Construction in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixed Facilities and accesories ThU.S.$	Motorized Vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01/01/2010	433,269	743,950	1,353,461	2,328,457	18,178	5,207	9,791	77,440	4,969,753
Changes
Additions	361,598	81,610	18,463	14,086	186	234	2,265	4,758	483,200
Acquisitions of business	216	660	4,244	21,420	—	—	14	1,137	27,691
Disposals	(142)	(14,107)	(3,499)	(3,132)	(3)	(1)	(215)	(4,375)	(25,474)
Withdrawals	(1,024)	(6)	(1,020)	(4,315)	(11)	(39)	(2)	(408)	(6,825)
Depreciation costs	—	—	(68,237)	(160,894)	(1,966)	(810)	(1,892)	(1,708)	(235,507)
Impairment loss recognized in the Income Statement (note 17)	—	—	(24,198)	(110,408)	(63)	—	(102)	(9,341)	(144,112)
Exchange rate increase (decrease) of foreign currency	1,394	9,350	3,902	19,986	2	(1,395)	64	824	34,127
Reclassification of assets held for sale	—	(5,003)	(5,877)	(3,228)	—	—	—	—	(14,108)
Transfers	(233,002)	4,834	140,445	86,351	640	461	134	137	—
Total changes	129,040	77,338	64,223	(140,134)	(1,215)	(1,550)	266	(8,976)	118,992
Closing balance 12/31/2010	562,309	821,288	1,417,684	2,188,323	16,963	3,657	10,057	68,464	5,088,745

The depreciation charged to income as of December 31, 2011, 2010 and 2009 is as follows:

	2011	2010	2009
Depreciation for the year	ThU.S.$	ThU.S.$	ThU.S.$
Cost of sale	216,967	187,208	190,945
Administration expenses	8,716	10,863	10,741
Other operation expenses(*)	3,156	33,952	3,347
Total	228,839	232,023	205,033

(*)	The balance of 2010, refers to the cost of depreciation of plants detained product of the earthquake.

The useful lives of property, plant and equipment according to expected use of the assets are as follows:

		Minimum	Maximum	Average
Buildings	Useful Life in Years	16	89	39
Plant and equipment	Useful Life in Years	8	67	29
Information technology equipment	Useful Life in Years	6	18	5
Fixed facilities and accesories	Useful Life in Years	6	12	10
Motorized vehicles	Useful Life in Years	6	26	13
Others properties, plants and equipment	Useful Life in Years	5	27	16

The following table is a sensitivity analysis for depreciation based on changes in useful life:

Useful life variance	%
5% +	4.76%
5% -	-5.26%

NOTE 8.	LEASES

Leases

	12-31-2011	12-31-2010
	ThU.S.$	ThU.S.$
Property, Plant & Equipment Financial Leasing	58	440
Plant and equipament	58	440

Reconciliation of Financial Lease Minimum Payments:

	12-31-2011
	Gross	Interest	Present Value
Minimum lease payments, lease payment oblogations	ThU.S.$	ThU.S.$	ThU.S.$
Due within one year	47	1	46
Due within one and five years	—	—	—
Due beyond five years	—	—	—
Total	47	1	46

	12-31-2010
	Gross	Interest	Present Value
	ThU.S.$	ThU.S.$	ThU.S.$
Due within one year	354	10	344
Due within one and five years	50	1	49
Due beyond five years	—	—	—
Total	404	11	393
Leasing obligations that accrue interest are presented in the Consolidated Balance Sheet under Other Financial Liabilities Current and Non-current depending on the maturities stated above.

Lessor

Reconciliation of Financial Lease Minimum Payments:

	12-31-2011
	Gross	Interest	Present Value
Minimum Financial Lease Payments Receivable, Financial Lease	ThU.S.$	ThU.S.$	ThU.S.$
Due within one year	3,510	249	3,261
Due within one and five years	2,766	186	2,580
Due beyond five years	—	—	—
Total	6,276	435	5,841

	12-31-2010
	Gross	Interest	Present Value
Minimum Financial Lease Payments Receivable, Financial Lease	ThU.S.$	ThU.S.$	ThU.S.$
Due within one year	4,767	450	4,317
Due within one and five years	5,957	358	5,599
Due beyond five years	—	—	—
Total	10,724	808	9,916

Accounts receivable in leasing are presented in the Consolidated Balance Sheet under Trade and Other Receivables current and non-current depending on the maturities stated above.

Arauco reports the value of its lease contracts under financial leasing. These contracts include leases of forestry machinery and equipment, for periods not exceeding five years and market interest rates. They also include an early termination option, according to general and special conditions established in each contract.

Arauco holds financial leases as a lessor and lessee detailed within the previous tables. There are no contingent payments or restrictions to note.

NOTE 9.	ORDINARY REVENUE

	2011	2010	2009
Types of Ordinary Revenue	ThU.S.$	ThU.S.$	ThU.S.$
Sale of goods	4,267,914	3,671,251	3,012,198
Service Contracts	106,581	96,133	85,250
Total	4,374,495	3,767,384	3,097,448

NOTE 10.	EMPLOYEE BENEFITS

Classes of Benefits and Expenses by Employee

	2011	2010	2009
	ThU.S.$	ThU.S.$	ThU.S.$
Personnel Expenses	341,260	295,399	245,723
Wages and salaries	329,158	280,158	238,983
Compensation for years of service	12,102	15,241	6,740

The main actuarial assumptions used by Arauco in the calculation of the prevision of compensation for year services at December 31, 2011 and 2010 are:

Discount rate	3.50%
Inflation	3.00%
Mortality rate	RV-2009

The following tables detail the balances and the movement of payments for years of service provisioned as of December 31, 2011 and 2010:

	12-31-2011	12-31-2010
	ThU.S.$	ThU.S.$
Current	3,307	3,312
Non-current	36,102	35,964
Total	39,409	39,276

	12-31-2011	12-31-2010
Roll- forward	ThU.S.$	ThU.S.$
Opening balance	39,276	27,667
Current service cost	1,668	1,851
Interest cost	2,553	1,798
Actuarial gains	6,274	11,256
Benefits paid	(6,837)	(5,537)
Increase (decrease) for currency exchange	(3,525)	2,241
Closing balance	39,409	39,276

NOTE 11.	EFFECT OF FOREIGN CURRENCY RATE VARIATIONS

Local and foreign currency

Currency assets and liabilities as of December 31, 2011 and 2010 are as follows:

	12-31-2011	12-31-2010
	ThU.S.$	ThU.S.$
Total Current Assets	2,462,660	3,152,116

Cash and Cash Equivalents	315,901	1,043,834
U.S Dollar	196,546	513,303
Euro	58,328	73,573
Real	35,238	41,598
Argentine pesos	4,960	—
Other currencies	7,212	6,902
$ not adjustable	13,617	408,458

Other Financial Assets, Current	—	2,909
U.S Dollar	—	2,909

Other current financial assets	207,196	177,140
U.S Dollar	138,815	119,184
Euro	14	—
Real	23,319	9,104
Argentine pesos	10,553	11,426
Other currencies	12,500	15,023
$ not adjustable	21,995	22,403

Trade and Other receivables-net	740,416	774,289
U.S Dollar	500,790	528,657
Euro	25,800	31,651
Real	70,564	26,748
Argentine pesos	26,827	14,027
Other currencies	30,480	52,300
$ not adjustable	82,754	115,338
U.F.	3,201	5,568

Related party receivables, Current	70,179	18,074
U.S Dollar	69,356	12,657
Euro	—	—
Real	822	854
$ not adjustable	1	4,563

Inventories	795,104	727,535
U.S Dollar	677,337	614,509
Real	99,304	87,869
$ not adjustable	18,463	25,157

Biological assets, current	281,418	344,096
U.S Dollar	238,812	254,524
Real	42,606	89,572

Tax receivables	37,153	50,131
U.S Dollar	10,763	13,449
Real	6,745	9,156
Argentine pesos	7	—
Other currencies	11,199	10,113
$ not adjustable	1,811	7,668
U.F.	6,628	9,745

Non-Current Assets or disposal groups classified as held for sale	15,293	14,108
U.S Dollar	15,293	14,108

	12-31-2011	12-31-2010
	MUS$	MUS$
Total Non Current Assets	9,995,062	9,354,216

Other non-current financial assets	1,162	53,407
U.S Dollar	—	53,407
Pesos Argentinos	1,162	—

Other non-current and non-financial assets	99,901	52,352
U.S Dollar	78,046	43,873
Real	19,971	6,701
Argentine pesos	525	301
Other currencies	383	434
$ not adjustable	976	1,043

Trade receivables, non current	7,332	11,965
U.S Dollar	641	4,389
Other currencies	—	205
$ not adjustable	2,538	4,589
U.F.	4,153	2,782

Investment in associates accounted for using equity method	886,706	498,204
U.S Dollar	634,440	428,033
Euro	—	1,336
Real	252,266	68,835

Intangible assets	17,609	11,127
U.S Dollar	12,729	10,699
Real	4,751	269
Other currencies	26	28
$ not adjustable	103	131

Goodwill	59,124	66,231
U.S Dollar	2,857	2,857
Real	56,267	63,374

Property, plant and equipment	5,324,172	5,088,745
U.S Dollar	4,599,582	4,354,417
Euro	37	—
Real	715,486	728,492
$ not adjustable	9,067	5,836

Biological assets, non-current	3,463,166	3,446,862
U.S Dollar	3,060,006	3,038,042
Real	403,160	408,820

Deferred tax assets	135,890	125,323
U.S Dollar	77,179	72,512
Real	46,478	40,370
Argentine pesos	11,688	9,789
Other currencies	150	1,898
$ not adjustable	395	754

	12-31-2011			12-31-2010
		Fron 91 days to			Fron 91 days to
	Up tp 90 days	1 year	Total	Up tp 90 days	1 year	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total Liabilities, current	924,097	107,848	1,031,945	722,165	486,896	1,209,061

Other financial liabilities, current	157,944	91,048	248,992	109,051	445,622	554,673
U.S Dollar	143,129	74,523	217,652	95,871	440,318	536,189
Real	11,849	20	11,869	9,980	2,501	12,481
U.F.	2,966	16,505	19,471	3,200	2,803	6,003

Bank Loans	120,847	64,971	185,818	50,602	52,214	102,816
U.S Dollar	108,998	64,951	173,949	40,622	49,713	90,335
Real	11,849	20	11,869	9,980	2,501	12,481

Financial Leases	18	28	46	94	250	344
U.F.	18	28	46	94	250	344

Other Loans	37,079	26,049	63,128	58,355	393,158	451,513
U.S Dollar	34,131	9,572	43,703	55,249	390,605	445,854
U.F.	2,948	16,477	19,425	3,106	2,553	5,659

Trade and Other payables	389,902	7,171	397,073	342,805	19,377	362,182
U.S Dollar	73,583	412	73,995	71,273	2,335	73,608
Euro	43,392	—	43,392	5,648	—	5,648
Real	9,117	—	9,117	39,308	—	39,308
Argentine pesos	32,235	—	32,235	39,085	—	39,085
Other currencies	2,119	—	2,119	1,530	3,020	4,550
$ not adjustable	229,245	3,648	232,893	185,896	11,876	197,772
U.F.	211	3,111	3,322	65	2,146	2,211

Related party payables	9,785	—	9,785	9,209	—	9,209
U.S Dollar	9,751	—	9,751	—	—	—
$ not adjustable	34	—	34	9,209	—	9,209

Other provisions, current	8,607	—	8,607	—	5,842	5,842
U.S Dollar	8,565	—	8,565	—	—	—
Argentine pesos	42	—	42	—	5,842	5,842
Tax liabilities	143,008	1,981	144,989	62,223	664	62,887
U.S Dollar	139,838	1,571	141,409	20,139	—	20,139
Euros	78	—	78	—	—	—
Real	14	—	14	2,572	—	2,572
Argentine pesos	2,219	—	2,219	36,827	—	36,827
Other currencies	30	284	314	706	664	1,370
$ not adjustable	829	126	955	1,979	—	1,979
Current provision for employee benefits	2,976	331	3,307	2,643	669	3,312
U.S Dollar	—	—	—	—	206	206
Other currencies	—	—	—	—	34	34
$ not adjustable	2,976	123	3,099	2,643	429	3,072
Other current non-financial liabilities	211,875	7,317	219,192	196,234	14,722	210,956
U.S Dollar	160,505	5,652	166,157	176,395	2,407	178,802
Real	28,094	—	28,094	16,267	—	16,267
Argentine pesos	5,230	—	5,230	26	—	26
Other currencies	11,626	—	11,626	520	10,708	11,228
$ not adjustable	6,419	865	7,284	3,025	893	3,918
U.F.	1	800	801	1	714	715

	12-31-2011			12-31-2010
		Fron 91 days to			Fron 91 days to
	Up tp 90 days	1 year	Total	Up tp 90 days	1 year	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total non-current liabilities	2,097,788	2,297,839	4,395,627	2,232,876	2,223,820	4,456,696

Other non-current financial liabilities	1,187,737	1,781,278	2,969,015	1,092,922	1,816,507	2,909,429
U.S Dollar	1,067,739	1,278,879	2,346,618	950,795	1,277,116	2,227,911
Real	6,462	690	7,152	6,188	3,578	9,766
U.F.	113,536	501,709	615,245	135,939	535,813	671,752

Bank Loans	406,754	769	407,523	290,815	3,925	294,740
U.S Dollar	400,292	79	400,371	284,627	347	284,974
Real	6,462	690	7,152	6,188	3,578	9,766

Financial Leases	—	—	—	49	—	49
U.F.	—	—	—	49	—	49

Other Loans	780,983	1,780,509	2,561,492	802,058	1,812,582	2,614,640
U.S Dollar	667,447	1,278,800	1,946,247	666,168	1,276,769	1,942,937
U.F.	113,536	501,709	615,245	135,890	535,813	671,703

Other non-current provisions	7,799	1,889	9,688	5,736	1,873	7,609
U.S Dollar	2,959	27	2,986	2,254	11	2,265
Euro	—	—	—	3,100	—	3,100
Real	4,840	—	4,840	382	—	382
Argentine pesos	—	1,862	1,862	—	1,862	1,862

Deferred tax liabilities	753,603	502,630	1,256,233	969,668	399,821	1,369,489
U.S Dollar	553,131	276,008	829,139	734,860	168,436	903,296
Real	200,339	—	200,339	234,808	—	234,808
Argentine pesos	—	226,222	226,222	—	231,385	231,385
Other currencies	—	156	156	—	—	—
$ not adjustable	133	244	377	—	—	—

Non-current provision for employee benefits	27,939	8,163	36,102	30,476	5,488	35,964
U.S Dollar	—	—	—	2,214	—	2,214
Other currencies	—	—	—	—	395	395
$ not adjustable	27,939	5,777	33,716	28,262	5,093	33,355

Other non-current non-financial liabilities	120,710	3,879	124,589	134,074	131	134,205
U.S Dollar	123	—	123	283	105	388
Real	120,586	—	120,586	133,790	—	133,790
Argentine pesos	—	3,607	3,607	—	—	—
U.F.	1	20	21	1	26	27

Subsidiaries that use functional currency other than the U.S. Dollar are as follow:

Subsidiary	Country	Functional currency
Arauco do Brasil S.A	Brazil	Real
Arauco Forest Brasil S.A	Brazil	Real
Arauco Florestal Arapoti S.A	Brazil	Real
Arauco Pisos Laminados S.A	Brazil	Real
Empreendimientos Florestais Santa Cruz Ltda.	Brazil	Real
Catan Empreendimientos e Participacoes S.A	Brazil	Real
Mahal Empreendimientos e Participacoes S.A	Brazil	Real
Arauco Distribución S.A	Chile	Chilean Peso
Investigaciones Forestales Bioforest S.A	Chile	Chilean Peso
Controladora de Plagas S.A	Chile	Chilean Peso

Effect of exchange rate variations

	2011	2010	2009
	ThU.S.$	ThU.S.$	ThU.S.$

Exchange differences recognized in income and loss, except for financial instruments measured at fair value through income and loss	(18,197)	(7,995)	14,612

Conversion reserve	(140,238)	45,148	177,480

NOTE 12.	BORROWING COSTS

Arauco capitalized interest on existing investment projects. For the recording of this capitalization Arauco estimated the average rate of borrowing to finance these investment projects.

	2011 ThU.S.$	2010 ThU.S.$
Property, plant and equipment capitalized cost

Property, plant and equipment capitalized interest cost rate	5.69%	5.94%

Amount of the capitalized interest cost, property, presented as plant and equipment	4,685	8,613

NOTE 13.	RELATED PARTIES

Related Party Disclosure

Related parties are those companies as defined in IAS 24 and under the standards of the Chilean Securities Commission and the Chilean Limited Company Law.

Receivable and payable amounts among related parties at the end of each financial year correspond to commercial operations and financings negotiated in Chilean Pesos, American dollars and Euros, where collection or payment deadlines are outlined in the attached tables and in general do not have adjustment or interest clauses, except for financing transactions.

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

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Transactions with related parties are performed under market conditions.

Detail of Relationship between Parent Company and Subsidiary

ID Nº	Company Name	Origin Country	Functional Currency	% Share 12/31/2011			% Share 12/31/2010
				Direct	Indirect	Total	Direct	Indirect	Total
—	Agenciamiento y Servicios Profesionales S.A.	Mexico	U.S. Dollar	0.0020	99.9970	99.9990	0.0020	99.9970	99.9990
—	Alto Paraná S.A.	Argentina	U.S. Dollar	—	99.9766	99.9766	—	99.9766	99.9766
—	Arauco Australia Pty Ltd.	Australia	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
96547510-9	Arauco Bioenergía S.A.	Chile	U.S. Dollar	98.0000	1.9985	99.9985	98.0000	1.9985	99.9985
—	Arauco Colombia S.A.	Colombia	U.S. Dollar	1.5000	98.4980	99.9980	1.5000	98.4980	99.9980
—	Arauco Denmark Aps	Denmark	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
96765270-9	Arauco Distribución S.A.	Chile	Chilean pesos	—	99.9992	99.9992	—	99.9992	99.9992
—	Arauco do Brasil S.A.	Brazil	Real	1.7629	98.2361	99.9990	2.4990	97.5000	99.9990
—	Arauco Ecuador S.A.	Ecuador	U.S. Dollar	0.1000	99.8990	99.9990	0.1000	99.8990	99.9990
—	Arauco Florestal Arapoti S.A.	Brazil	Real	—	79.9992	79.9992	—	79.9992	79.9992
—	Arauco Forest Brasil S.A.	Brazil	Real	13.3524	86.6466	99.9991	23.1991	76.8000	99.9991
—	Arauco Forest Products B.V.	Holland	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Arauco Holanda Cooperatief U.A.	Holland	U.S. Dollar	—	99.9990	99.9990	—	99,9990	99,9990
—	Arauco Perú S.A.	Peru	U.S. Dollar	0.0013	99.9977	99.9990	0.0013	99.9977	99.9990
—	Arauco Pisos Laminados S.A.	Brasil	Reales	—	99.9990	99.9990	—	—	—
—	Arauco Wood Products, Inc.	USA	U.S. Dollar	0.3953	99.6037	99.9990	0.3953	99.6037	99.9990
—	Araucomex S.A. De C.V.	Mexico	U.S. Dollar	0.0005	99.9985	99.9990	0.0005	99.9985	99.9990
96565750-9	Aserraderos Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9992	99.9992	99.0000	0.9992	99.9992
82152700-7	Bosques Arauco S.A.	Chile	U.S. Dollar	1.000	98.9256	99.9256	1.0000	98.9256	99.9256
—	Catan Empreendimentos e Participacoes S.A.	Brazil	Real	—	99.9925	99.9925	—	99.9934	99.9934
96657900-5	Controladora De Plagas Forestales S.A.	Chile	Chilean pesos	—	59.6326	59.6326	—	59.6326	59.6326
—	Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Real	—	99.9754	99.9754	—	99.9766	99.9766
96573310-8	Forestal Arauco S.A.	Chile	U.S. Dollar	99.9248	—	99.9248	99.9248	0	99.9248
85805200-9	Forestal Celco S.A.	Chile	U.S. Dollar	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
93838000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	—	97.4281	97.4281	—	97.4281	97.4281
78049140-K	Forestal Los Lagos S.A.	Chile	U.S. Dollar	—	79.9405	79.9405	—	79.9405	79.9405
—	Forestal Nuestra Señora Del Carmen S.A.	Argentina	U.S. Dollar	—	99.9766	99.9766	9.1600	90.8372	99.9972
—	Forestal Talavera S.A.	Argentina	U.S.Dollar	—	99.9945	99.9945	—	99.9945	99.9945
96567940-5	Forestal Valdivia S.A.	Chile	U.S. Dollar	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
—	Greenagro S.A.	Argentina	U.S. Dollar	—	99.9766	99.9766	—	—	—
—	Industrias Forestales S.A.	Argentina	U.S. Dollar	9.9770	90.0221	99.9991	9.9770	90.0221	99.9991
—	Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98.6058	1.3932	99.9990	98.6058	1.3932	99.9990
—	Inversiones Celco S.L.	Spain	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
79990550-7	Investigaciones Forestales Bioforest S.A.	Chile	Chilean pesos	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
—	Leasing Forestal S.A.	Argentina	U.S. Dollar	—	99.9771	99.9971	—	99.9771	99.9771
—	Mahal Empreendimentos e Participacoes S.A.	Brazil	Real	—	99.9923	99.9923	—	99.9934	99.9934
96510970-6	Paneles Arauco S.A.	Chile	U.S. Dollar	90.0000	0.9992	99.9992	99.0000	0.9992	99.9992
—	Savitar S.A.	Argentina	U.S. Dollar	—	99.9930	99.9930	—	99.9930	99.9930
96637330-K	Servicios Logísticos Arauco S.A.	Chile	U.S. Dollar	45.0000	54.9995	99.9995	45.0000	54.9995	99.9995

Subsidiaries listed in the above table and special purpose entity Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. are included in the consolidation process.

Salaries and Termination Benefits received by Key Management Personnel

	2011 ThU.S.$	2010 ThU.S.$	2009 ThU.S.$
Salaries and bonus	49.961	44.386	33.128
Payments to directors for attendance meetings	1.642	1.456	1.333
Termination benefits	3.997	2.296	963
Total	55.600	48.138	35.424

Related Party Receivables

Name of Related Party	Corresponding ID Nº	Nature of Relationship	Country of Origen	Currency rate	Maximum Maturity	12-31-2011 ThU.S.$	12-31-2010 ThU.S.$
Forestal Mininco S.A.	91.440.000-7	Common director	Chile	Chilean pesos	30 days	1	21
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean pesos	30 days	255	536
CMPC Maderas S.A.	95.304.000-k	Common director	Chile	Chilean pesos	30 days	10	—
EKA Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	30 days	1,639	3,665
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	30 days	1,457	4,032
Stora Enso Arapoti Industria de Papel S.A.	—	Associates	Brazil	Reales	30 days	822	1,112
Fundación Educacional Arauco	71.625.000-8	Common director	Chile	Pesos chilenos	30 days	—	340
Colbun S.A.	96.505.760-9	Common director	Chile	Pesos chilenos	30 days	—	8,368
Eufores S.A.	—	Joint Venture	Uruguay	U.S. Dollar	June 2012	46,889	—
Forestal Cono Sur S.A.	—	Joint Venture	Uruguay	U.S. Dollar	June 2012	19,106	—
TOTAL						70,179	18,074

Related Party Payables

Name of Related party	Corresponding ID Nº	Nature of Relationship	Country of Origen	Currency rate	Maximum Maturity	12-31-2011 ThU.S.$	12-31-2010 ThU.S.$
Compañía de Petróleos de Chile S.A.	99.520.000-7	Affiliate of shareholder	Chile	Chilean pesos	30 days	7,487	5,989
Abastible S.A.	91.806.000-6	Affiliate of shareholder	Chile	Chilean pesos	30 days	356	233
Depósitos Portuarios Lirquén S.A.	96.871.870-3	Common director	Chile	Chilean pesos	30 days	4	32
Empresas Copec S.A.	90.690.000-9	Parent Company	Chile	Chilean pesos	30 days	28	27
Fundación Educacional Arauco	71.625.000-8	Common director	Chile	Chilean pesos	30 days	90	—
Sigma S.A.	86.370.800-1	Common director	Chile	Chilean pesos	30 days	4	3
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean pesos	30 days	115	131
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common director	Chile	Chilean pesos	30 days	29	27
Servicios Corporativos Sercor S.A.	96.925.430-1	Associates	Chile	Chilean pesos	30 days	4	4
Puerto de Lirquén S.A.	82.777.100-7	Associates	Chile	Chilean pesos	30 days	162	655
Portuaria del Sur S.A.	96.959.030-1	Associates	Chile	Chilean pesos	30 days	1,349	—
Compañía Puerto de Coronel S.A.	79.895.330-3	Associates	Chile	Chilean pesos	30 days	157	237
CMPC Maderas S.A.	95.304.000-k	Common director	Chile	Chilean pesos	30 days	—	1,826
Sodimac S.A.	96.792.430-k	Common director	Chile	Chilean pesos	30 days	—	45
TOTAL						9,785	9,209

Related party transactions

Purchases

Name of Related Party	Corresponding ID Nº	Nature of Relationship	Country of Origen	Currency rate	Transaction Detail	12-31-2011 ThU.S.$	12-31-2010 ThU.S.$
Abastible S.A.	91.806.000-6	Affiliate of shareholder	Chile	Chilean pesos	Fuel	4,849	2,897
Empresas Copec S.A.	90.690.000-9	Parent Company	Chile	Chilean pesos	Management service	296	272
Compañía de Petróleos de Chile S.A.	99.520.000-7	Affiliate of shareholder	Chile	Chilean pesos	Fuel and lubricant	111,778	71,424
Compañía Puerto de Coronel S.A.	79.895.330-3	Associates	Chile	Chilean pesos	Transport and stowage	6,882	4,100
Codelco Chile	61.704.000-K	Common director	Chile	Chilean pesos	Supplies	—	1,367
Dynea Brasil S.A.	—	Associates	Brazil	Real	Chemical products	—	9,695
Dynea Brasil S.A.	—	Associates	Brazil	Real	Melamine paper	—	5,466
EKA Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	Sodium chlorate	69,819	39,338
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	Wood and logs	737	1,087
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean pesos	Legal services	1,692	1,344
Puerto de Lirquén S.A.	82.777.100-7	Associates	Chile	Chilean pesos	Port services	7,454	7,049
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common director	Chile	Chilean pesos	Telephone services	435	252
Sodimac S.A.	96.792.430-K	Common director	Chile	Chilean pesos	Other purchases	34	248
Forestal Mininco S.A.	91.440.000-7	Common director	Chile	Chilean pesos	Logs and others	1,013	705
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean pesos	Other purchases	516	893

Sales

Name of Related Party	Corresponding ID Nº	Nature of Relationship	Country of Origen	Currency rate	Transaction Detail	12-31-2011 ThU.S.$	12-31-2010 ThU.S.$
Celulosa y Energia Punta Pereira S.A.	—	Joint venture	Uruguay	Euro	Loans and interest	51,782	—
Celulosa y Energia Punta Pereira S.A.	—	Joint venture	Uruguay	U.S. Dollar	Loans and interest	61,161	—
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean pesos	Electrical power	9,285	2,418
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean pesos	Other sales	—	9,179
Dynea Brasil S.A.	—	Associates	Brazil	Real	Fuel	—	259
EKA Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	Electrical power	34,818	26,277
Sodimac S.A.	96.792.430-k	Common director	Chile	Chilean pesos	Wood	7,607	35,873
Stora Enso Industria de Papel S.A.	—	Associates	Brazil	Real	Wood	8,897	8,839
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	Woodship	28,543	26,985
Forestal Mininco S.A.	91.440.000-7	Common director	Chile	Chilean pesos	Wood	742	2,061
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean pesos	Other sales	2,081	4,567
Cartulinas CMPC S.A.	96.731.890-6	Common director	Chile	Chilean pesos	Pulp	23,259	16,225
Eufores S.A.	—	Joint venture	Uruguay	U.S. Dollar	Loans and interest	79,620	—
Forestal Cono Sur S.A.	—	Joint venture	Uruguay	U.S. Dollar	Loans and interest	24,444	—
Zona Franca Punta Pereira S.A.	—	Joint venture	Uruguay	U.S. Dollar	Loans and interest	27,629	—
Empresa Eléctrica Guacolda S.A.	96.635.700-2	Common director	Chile	Chilean pesos	Electrical power	1,430	—

NOTE 14.	CONSOLIDATED FINANCIAL STATEMENTS

Disclosure of Subsidiary Investments

Below are new investments or contributions to subsidiaries, which had no effect on results, except the acquisition of 50% of Dynea S.A in 2010.

On December 20, 2011 Alto Parana has acquired 100% of the shares of Greenagro S.A. for a purchase price of of ThU.S.$10,746 (ThU.S.$6,972 has been paid at the end of 2011), becoming the controlling sharholder of Greenagro. This partnership will complement the productive activities related to industrial plant operations of the subsidiary alto Parana S.A. located in town of Zarate Province of Buenos Aires, Argentina. The price paid is representative of the market value of assets acquired, which mainly correspond to the land and plantations. Arauco made a provisional estimate of market value of net assets acquired, assigning the land the highest value of US$ 7.1 million, according to the requirements of IFRS 3. Arauco has 12 months from the date of acquisition for a final evaluation.

On October 20, 2011, Arauco Pisos Laminados S.A. was incorporated in Brazil, receiving a contribution from our subsidiary Arauco do Brasil S.A. a contribution of ThR$10,000 (ThU.S.$5,359 to December 31, 2011) equivalent to 100% of the participation. The corporate purpose of this to manufacture, process and trade wood laminate floors.

On June 13, 2011 Inversiones Arauco International Ltda. and Celulosa Arauco y Constitución S.A. sold its shares (82.42% and 9.16% respectively) in subsidiary Nuestra Señora del Carmen S.A. to subsidiary Alto Paraná S.A. for ThU.S.$5,400. As a result, Alto Paraná S.A. owns 100% of the shares of Nuestra Señora del Carmen S.A.

On December 27, 2010 Inversiones Arauco Internacional Ltda. and Celulosa Arauco y Constitución S.A. made a capital contribution amounted to MEUR 99 (ThU.S.$128 to December 31, 2011) and MEUR 1 (ThU.S.$1 to December 31, 2011) respectively, to the new subsidiary named Arauco Holanda Cooperatief U.A., company which bought on January 7, 2011 the 100% of the shares of Arauco Forest Products B.V. to Arauco Denmark Ap for ThEur 731.

On June 28 and July 14, 2010 the Alto Paraná subsidiary made two additional capital contributions in the amounts of ThReal$17,150 (ThU.S.$9,190 to December 31, 2011) and ThReal$880 (ThU.S.$472 to December 31, 2011) to the Brazilian company Empreendimentos Florestais Santa Cruz Ltda. The abovementioned investments were made as part of the expansion policy of the business throughout the acquisition of forest assets in Brazil. Such transaction will be carried out by the related company Catan Empreendimentos e Participaçiónes S.A., of which, Empreendimentos Florestais Santa Cruz Ltda. and Arauco Forest Brasil S.A. own 25.24% and 74.76%, respectively.

On March 15, 2010 Arauco, through its subsidiary Placas do Paraná S.A. (now Arauco do Brasil S.A.) made a contribution of ThU.S.$15,000 (ThU.S.$ 6,977 net cash and cash equivalents acquired) to acquire 50% of the shares of Dynea Brasil S.A. As a result, Placas do Paraná S.A. (now Arauco do Brasil S.A.) holds 100% of participation in Dynea Brasil S.A. This investment generated negative goodwill of ThU.S.$1,113 presented in the income statement under Other income (loss).

In April, 2010, Placas do Paraná S.A. merged into Dynea Brasil S.A.

On January 4, 2010, the corporate reorganization was approved as a consequence of the merging by absorption done by the subsidiary Alto Paraná S.A, of Faplac S.A. and Flooring S.A. effective last January 1, 2010.

The following tables show the fair value of the assets and liabilities acquired at the acquisition date, as disclosed in Note 4:

GREENAGRO S.A.	12-20-2011 ThU.S.$
Cash	537
Trade accounts receivable	32
Inventory	826
Property, plant and equipment	7,970
Biological assets	1,838
Other assets	7
Total Assets	11,210
Trade payables	37
Deferred income tax	386
Other liabilities	19
Total Liabilities	442

DYNEA BRASIL S.A.	03/15/2010 ThU.S.$
Cash	8,023
Trade accounts receivable	3,621
Inventory	4,535
Property, plant and equipment	29,212
Deferred income tax	140
Other assets	933
Total Assets	46,464

Trade payables	6,707
Deferred income tax	8,267
Other liabilities	854
Total Liabilities	15,828

The following table shows the negative goodwill for the investment in Dynea Brasil S.A.:

2010	Dynea ThU.S.$
Paid value (+)	15,000
50% acquired in previous years (+)	14,523
Fair value of assets and liabilities acquired (-)	30,636
Negative goodwill	(1,113)

Details of the subsidiaries are described in Note 13.

Summarized financial information of major subsidiaries of Arauco:

Significant subsidiary	Aserraderos Arauco S.A.
Country of incorporation	Chile
Functional currency	U.S.Dollar
Percentage of participation	99.9992

	12-31-2011
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	389,044	57,953
Non-current of subsidiary	297,896	18,526
Total subsidiary	686,940	76,479

	12-31-2010
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	397,995	71,576
Non-current of subsidiary	245,817	19,535
Total subsidiary	643,812	91,111

	12-31-2011 ThU.S.$	12-31-2010 ThU.S.$
Income of subsidiary	582,159	525,587
Expenses of subsidiary	(523,387)	(456,390)
Net Gain (loss) of subsidiary	58,772	69,197

Significant subsidiary	Paneles Arauco S.A.
Country of incorporation	Chile
Functional currency	U.S.Dollar
Percentage of participation	99.9992

	12-31-2011
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	403,232	50,167
Non-current of subsidiary	404,455	79,828
Total subsidiary	807,687	129,995

	12-31-2010
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	451,136	51,677
Non-current of subsidiary	314,987	86,999
Total subsidiary	766,123	138,676

	12-31-2011 ThU.S.$	12-31-2010 ThU.S.$
Income of subsidiary	618,285	568,796
Expenses of subsidiary	(566,914)	(488,477)
Net Gain (loss) of subsidiary	51,371	80,319

Significant subsidiary	Inversiones Arauco Internacional Ltda.
Country of incorporation	Chile
Functional currency	U.S.Dollar
Percentage of participation	99.9986

	12-31-2011
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	29,446	2,485
Non-current of subsidiary	2,309,012	2,866
Total subsidiary	2,338,458	5,351

	12-31-2010
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	43,804	1,931
Non-current of subsidiary	1,954,721	2,220
Total subsidiary	1,998,525	4,151

	12-31-2011 MUS$	12-31-2010 MUS$
Income of subsidiary	26,389	100,441
Expenses of subsidiary	(2,561)	(22,559)
Net Gain (loss) of subsidiary	23,828	77,882

Significant subsidiary	Forestal Arauco S.A.
Country of incorporation	Chile
Functional currency	U.S.Dollar
Percentage of participation	99.9248

	12-31-2011
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	15,497	320,345
Non-current of subsidiary	2,963,254	364
Total subsidiary	2,978,751	320,709

	12-31-2010
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	9,311	313,024
Non-current of subsidiary	2,917,877	337
Total subsidiary	2,927,188	313,361

	12-31-2011 ThU.S.$	12-31-2010 ThU.S.$
Income of subsidiary	69,234	54,420
Expenses of subsidiary	(22,694)	(30,194)
Net Gain (loss) of subsidiary	46,540	24,226

NOTE 15.	INVESTMENTS IN ASSOCIATES

On December 21, 2011, Arauco made a ThU.S.$ 3,302 contribution of capital to the company Puerto de Lirquen S.A. As a result, at the end of 2011, Arauco held 20.20 % of the capital of such company.

On December 14, 2011, was made a capital contribution of ThU.S.$5,004 to Inversiones Puerto Coronel S.A. This contribution did not change the percentage of participation in this company.

On November 17, 2011, our subsidiary Arauco Forest Brazil S.A., made a contribution of ThU.S.$232,916 to the Brazilian company Centaurus Holding S.A., representing an ownership interest of 43.05%. This investment was conducted in conjunction with Klabin S.A., one of the most important companies in the forestry sector located in Brazil.

In November 2011, Centaurus Holding S.A. acquired 100% of the voting rights of the brazilian company “Florestal Vale do Corisco Ltda., a company that owns 107,000 hectares in the State of Parana. This transaction strengthens the position of Arauco in the forestry sector in Brazil for the development of its industrial operations and ensures the supply of wood of future projects. Further this transaction had no impact on the results of Arauco.

On March 29, 2011 Novo Oeste Gestao de Ativos Florestais S.A. was incorporated, receiving a capital contribution from our subsidiary Arauco Forest Brasil S.A. of ThReal$1,225 in exchange for 1,225,000 shares representing 48.9912% of ownership. The corporate purpose of this company is the management of forestry assets and commercialization of wood.

On February 2, March 12, May 10 and July 9, 2010 capital contributions in an amount equal to ThU.S.$2,000 each, were made to the associated company Inversiones Puerto Coronel S.A. These contributions of capital do not modify the percentage of participation in this associate.

The information operations have no effect on the consolidated financial statements.

The following table shows information on Investments in Associates as of December 31, 2011 and 2010, respectively:

Name of Associate	Puerto de Lirquén S.A.
Country of Incorporation of Associate	Chile
Functional Currency	U.S. Dollar
Main Activities of Associate	Dock and warehousing operations for owned assets and third parties, loading and unloading of all classes of goods, as well as warehousing, transportation and mobilization operations
Percentage Share in Associate %	20.20216%	20.13809%

	12/31/2011	12/31/2010
Investment in Associate	ThU.S.$46,238	ThU.S.$44,077

Name of Associate	Inversiones Puerto Coronel S.A.
Country of Incorporation of Associate	Chile
Functional Currency	U.S. Dollar
Main Activities of Associate	Investments in movables and real estate, company acquisitions, securities and investment instruments, investment management and development and/or participation in businesses and companies related to industrial, shipping, forest and commercial activities.
Percentage Share in Associate %	50.00%

	12/31/2011	12/31/2010
Investment in Associate	ThU.S.$36,273	ThU.S.$31,453

Name of Associate	Servicios Corporativos Sercor S.A.
Country of Incorporation of Associate	Chile
Functional Currency	Pesos
Main Activities of Associate	Consulting services to Boards of Directors and Management of companies related to Business Management
Percentage Share in Associate %	20.00%

	12/31/2011	12/31/2010
Investment in Associate	ThU.S.$1,153	ThU.S.$1,349

Name of Associate	Stora Enso Arapoti Industria de Papel S.A.
Country of Incorporation of Associate	Brazil
Functional Currency	Real
Main Activities of Associate	Industrialization and commercialization of paper and cellulose, raw materials and by-products
Percentage Share in Associate %	20.00%

	12/31/2011	12/31/2010
Investment in Associate	ThU.S.$36,280	ThU.S.$38,694

Name of Associate	Genómica Forestal S.A.
Country of Incorporation of Associate	Chile
Functional Currency	Pesos
Main Activities of Associate	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening company genetic programs and improving the competitive position of the Chilean forestry industry for priority species.
Percentage Share in Associate %	25.00%
	12/31/2011	12/31/2010
Investment in Associate	ThU.S.$70	ThU.S.$62

Name of Associate	Consorcio Tecnológico Bioenercel S.A.
Country of Incorporation of Associate	Chile
Functional Currency	Pesos
Main Activities of Associate	To develop technologies which will allow implementing a biofuel industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.
Percentage Share in Associate %	20%

	12/31/2011	12/31/2010
Investment in Associate	ThU.S.$311	—

Name of Associate	Novo Oeste Gestao de Ativos Florestais S.A.
Country of Incorporation of Associate	Brazil
Functional Currency	Real
Main Activities of Associate	Management of forestry activities and commercialization of wood and others.
Percentage Share in Associate %	48.9999%

	12/31/2011	12/31/2010
Investment in Associate	(ThU.S.$2,986)	—

Name of Associate	Centaurus Holding S.A.
Country of Incorporation of Associate	Brazil
Functional Currency	Real
Main Activities of Associate	Management of forestry activities.
Percentage Share in Associate %	43.05%

	12/31/2011	12/31/2010
Investment in Associate	ThU.S.$218,972	—

Summarized financial Information of Associates

	12-31-2011
	Assets ThU.S.$	Liabilities ThU.S.$
Current	144,156	50,840
Non-current	1,022,986	154,919
Equity	—	961,383
Total Associates (*)	1,167,142	1,167,142

	12-31-2010
	Assets ThU.S.$	Liabilities ThU.S.$
Current	108,108	38,565
Non-current	390,685	10,523
Equity	—	449,705
Total Associates (*)	498,793	498,793

	12-31-2011 ThU.S.$	12-31-2010 ThU.S.$
Income	305,866	261,860
Expenses	(295,945)	(255,704)
Net income (loss) (*)	9,921	6,156

(*)	Includes Investments in associates that do not qualify as Joint Ventures.

Movement in Investment in Associates and Joint Ventures

	12-31-2011 ThU.S.$	12-31-2010 ThU.S.$
Investments in associates accounted for using the equity method, opening balance	498,204	476,101
Investment Changes in Associate and Joint Ventures Companies
Investments in associates, Additions	236,443	23,000
Investment in joint ventures, Additions	177,397	39,559
Negative goodwill immediately recognized	—	1,113
Equity in income (Loss) investments in associates	(1,012)	1,906
Equity in income (Loss) joint ventures	(10,885)	(9,599)
Dividends Received, Investments in Associates	(1,718)	(5,737)
Increase (Decrease) in foreign exchange translation of investment in associates	(12,972)	1,045
Other Increase (Decrease) in investment in associates	1,249	(29,184)
Changes in Associate Company Investments, Total	388,502	22,103
Investments accounted for using the equity method, closing balance	886,706	498,204

	12-31-2011 ThU.S.$	12-31-2010 ThU.S.$
Investments in associates	339,297	115,635
Investment in joint ventures	547,409	382,569
Investments accounted for using the equity method, closing balance	886,706	498,204

NOTE 16.	INTERESTS IN JOINT VENTURES

Realized Investments

In August and December of 2011, the Dutch subsidiary Arauco Holanda Cooperatief U.A. made contributions of ThU.S.$138,904 to the associated Celulosa y Energía Punta Pereira S.A. (Uruguay), obtaining a 38.09% of participation rate. Result of this contribution, Inversiones Arauco Internacional Ltda. which made contributions of ThU.S.$21,993 in 2011, decreased its participation to a 11.91%, remaining Arauco Group with 50 % control of the Joint Venture.

This operation have no effect on the consolidated financial statements.

Investments in Uruguay

The main assets acquired from Ence during the year 2009 are: 130,000 hectares of land (of which 73,000 hectares are forestry plantations and 6,000 hectares are under agreements with third parties); one industrial site, the necessary environmental permits for the construction of a pulp mill; a river terminal; one chip producing mill, and one nursery.

All these assets were added to the land and plantations that Stora Enso and Arauco control through a joint venture in Uruguay, which currently maintains forestry equity of approximately 265 thousand hectares of land, of which 149 thousand hectares are planted.

During 2010, Arauco made contributions to companies in Uruguay amounting to ThU.S.$39,559. In 2011, Arauco made capital contributions to these companies for a total of ThU.S.$.177,397, in order to carry out the “Montes del Plata project” having received Stora Enso’s commitment to build a state of the art pulp mill with a guaranteed annual capacity of 1.3 million tons, a dock and a power plant that generates energy from renewable sources in Punta Pereira, an area located in the Colonia department in Uruguay.

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

The following is summarized financial information of the shares significant joint ventures:

	12-31-2011		12-31-2010
Forestal Cono Sur S.A.(consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	26,137	45,384	13,735	4,792
Non-current	288,733	13,289	274,224	13,060
Equity	—	256,197	—	270,107
Total Joint Venture	314,870	314,870	287,959	287,959

Investment	128,098		135,054

	12-31-2011 ThU.S.$		12-31-2010 ThU.S.$
Income	2,584		3,372
Expenses	(16,494)		(9,337)
Joint Venture Net Income (Loss)	(13,910)		(5,965)

	12-31-2011		12-31-2010
Eufores S.A.(consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	44,531	165,823	26,252	31,120
Non-current	552,130	28,178	415,532	23,358
Equity	—	402,660	—	387,306
Total Joint Venture	596,661	596,661	441,784	441,784

Investment	201,258		193,653

	12-31-2011 ThU.S.$		12-31-2010 ThU.S.$
Income	32,929		43,298
Expenses	(48,552)		(51,318)
Joint Venture Net Income (Loss)	(15,623)		(8,020)

	12-31-2011		12-31-2010
Eka Chile S.A.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	25,312	5,235	19,546	6,582
Non-current	30,446	3,521	31,524	3,768
Equity	—	47,002	—	40,720
Total Joint Venture	55,758	55,758	51,070	51,070

Investment	23,501		20,360

	12-31-2011 ThU.S.$		12-31-2010 ThU.S.$
Income	75,219		42,467
Expenses	(68,937)		(45,454)
Joint Venture Net Income (Loss)	6,282		(2,987)

NOTE 17.	IMPAIRMENT OF ASSETS

At the end of this accounting period, we had the following information:

Effects from the economic crisis

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

During May 2010, Horcones II plant restarted operations and in June 2010 the Plant of Coronel was sold. By the continuing investment in equipments and technologies and more intensive use of our facilities, an important part of the production capacity of the plants have been supplied, and determined that the closure of Araucana, Escuadron, Aserradero Lomas Coloradas, Coelemu sawmills and Lomas Coloradas remanufacturing plant is considered as permanent. As of the closing date of these Consolidated Financial Statements, the assets associated with these plants located in Chile are classified as Assets held for sale, as mentioned in Note 22.

Since the beginning of 2009, the complicated market condition affected the Bosseti sawmill operation located in Argentina and the Company decided to shut it down in December 2010 and to adapt its operational structure to the reality of the business, converting the operation using its land and buildings as a logistics center. At the end of 2010, the Company registered ThU.S.$2,000 as impairment provision related to machinery and installations which at the end of 2011 have a value of ThU.S.$1,500 (after discounting the provision). To date, the Company is working on classification and management of these assets to have the approval of the administration for its subsequent sale.

The recoverable value of the permanently closed facilities was determined based on sales estimates and residual value, making the corresponding provision in the event that the recoverable value is less than the book value. These estimates were made by both external and internal evaluators.

Effects from the earthquake

Immediately after the earthquake that impacted the southern central region of Chile on February 27, 2010, an area in which the Company maintains its industrial operations, all of our production units applied their contingency plans. This involved shutting down operations and evaluating the damage caused to each facility by the earthquake.

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

Insurance

Damages caused by the earthquake were adequately covered by the following insurance policies:

•	All risk of physical assets and income (loss)

•	All transport risk and all inventory losses

•	Residential Fire

•	All construction risk

These Consolidated Financial Statements reflect the receipt by Arauco of insurance payments in respect of claims for damage that arose from the earthquake and tsunami occurred on February 27, 2010. In 2011, these payments amounted to U.S.$254 million (U.S.$285 million in 2010). Arauco’s aggregate recovery was U.S.$539 million as of 31, December 2011 (of which U.S.$211 million corresponds to physical damages and U.S.$328 million are attributed to the losses arising from the stoppage of activities), which is the total and final compensation to be received by Arauco as settled with the insurance companies.

Related expenses to the damage produced by the earthquake were recognized when the relevant events occurred, but accounts receivable from insurance companies related to these expenses, in addition to the closure of the plant as a result of the earthquake, were recognized only when there was sufficient supporting documentation and /or at the time of the reception of the cash flows.

Other effects

In December 2011, particle board (PBO) lines of Curitiba Plant (Brasil) were shut down due to the high cost of maintainance, with the consequential losses that this generated. The company registered ThU.S.$6,088 as impairment provision related to machinery and equipments.

Cash-Generating Unit with Impaired Assets

Information on Impaired Assets as of December 31, 2011 amounted to ThU.S.$2,000 by closing of Bossseti sawmill located in Argentina, and amounted to ThU.S.$6,088 by closing lines of Curitiba Plant.

Disclosure of Asset Impairment

Information on Impairment of Property, Plant and Equipment due to technical obsolescence and damages from the earthquake and tsunami as of December 31, 2011 and 2010:

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversal of Losses	Machinery and Equipment
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversal of losses	Technical Obsolescence

	12/31/2011	12/31/2010
Information relevant to the sum of all impairment	ThU.S.$3,492	ThU.S.$2,769

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversal of Losses	Buildings and Structures Machinery and Equipment Other assets
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversal of losses	Earthquake and tsunami

	12/31/2011	12/31/2010
Information relevant to the sum of all impairment	ThU.S.$39,124	ThU.S.$144,207

At the date of these financial statements has reversed the most of the associated impairment provision of physical damage of property, plant and equipment product of earthquake and tsunami. The amount of the existing provision is referred to assets that are in the process of repair and / or replacement, the majority concluded at the end of 2011.

Goodwill

Goodwill is allocated to the groups of cash-generating units that generate such goodwill. The goodwill generated by the investment in Arauco do Brazil (formerly Tafisa) was assigned to the Pien panel segment plant. The recoverable amount of the cash-generating unit was determined based on calculations of its value in use. For this calculation we used the projected cash flows based on the operational plan approved by the management covering a period of 10 years, applying a discount rate of 10%, which does not exceed the long-term average growth rate for the panel segment in Brazil. As of December 31, 2011 this goodwill amounted to ThU.S.$56,267 (ThU.S.$63,374 at December 31, 2010). The variation is due only to the conversion adjustment to Real, which is the functional currency for the subsidiaries in Brazil, therefore, there has been no impairment provision.

NOTE 18.	PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

Lawsuits or other Legal Proceedings

The contingent liabilities that Arauco deems appropriate to disclose are as follows:

1. On October 8, 2007, the Federal Administration of Public Income (Administración Federal de Ingresos Públicos) (“AFIP”) initiated an ex oficio procedure against the Company’ Argentine affiliate Alto Paraná S.A. (“APSA”) questioning whether APSA erred in deducting from its income tax liability certain expenses, interest payments and exchange rate differences generated by Private Negotiable Obligations which were issued by APSA in 2001 and paid in 2007.

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

On February 15, 2010, APSA appealed before the CACAF, making all necessary submissions with the purpose of attaining a revocation of the contested decision. APSA paid litigation fees (tasa de justicia) in the amount of $5,886,053 Argentine Pesos (ThU.S.$1,369 at December 31, 2011).

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

On May 13, 2010 the Federal Appeal Court decided to accept the precautionary ruling requested by APSA, ordering to suspend the enforcement of the AFIP resolution until the final decision on this matter. This precautionary ruling was granted by the Federal Appeal Court subject to the granting of a corresponding bond. On May 19, 2010, APSA filed with the Appeal Court a surety policy issued by Zurich Argentina Cía. de Seguros S.A. After some precisions made by APSA on the abovementioned policy, on June 2, 2010, the Federal Appeal Court accepted this surety filed by APSA and ordered to notify the precautionary ruling granted to the AFIP. On June 4, 2010 the AFIP was notified on this precautionary ruling, which is final since June 22, 2010.

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

(ii) Within the course of this case’s proceedings, and particularly regarding payment of the litigation fees (tasa de justicia) before the TFN, on July 18, 2008, the Examining Officer ordered APSA to pay $10,447,705 Argentine Pesos (ThU.S.$2,430 at December 31, 2011) as payment of Tasa de Actuación (Litigation Fee) before the TFN. On August 14 2008, APSA filed a petition with the court requesting that this order be reconsidered, or in the alternative, rejected on the grounds that the requested amount was unreasonable. APSA provided evidence that it had paid $1,634,914 Argentine Pesos (ThU.S$380 at December 31, 2011), considering that this was the actual amount due, pursuant to Law, for the Tasa de Actuación (Litigation Fee). On April 13, 2010, the First Courtroom of the CACAF denied APSA’s appeal. On April 26, 2011 APSA filed an ordinary appeal against the latter decree before the Supreme Court of the Justice, which was granted on February, 3, 2011. On June 23, 2011 the brief with the ordinary appeal was fileds before the Court. On July, 14, 2011 the AFIP answered the petition of this brief. On October 7, 2011 a brief was presented stating the interest of solving the cause. Based on their analysis of the grounds underlying the appeal, APSA’s counsel has an optimistic view of the case.

2. With regard to the Valdivia Mill, on April 27, 2005, the National Defense Council (Consejo de Defensa del Estado) filed a civil lawsuit against the Company for reparation of environmental harm and indemnification before the First Civil Court of Valdivia (Primer Juzgado Civil de Valdivia) (Rol 746-2005).

The Company filed its response, arguing that it is not responsible for the environmental damages and therefore that the indemnification payments as well as the alleged reparation, are inadmissible. Currently, expert reports have already been submitted, most of which were against the Companys position. On September 5th, 2011, objections were submitted against said expert reports. The Court carried out a personal examination of the site on March 13, 14 and 15 of 2012. At the same time, ancillary proceedings are still pending in respect of the technical reports filed by the company in support of its objections against the expert reports.

3. With regard to the Nueva Aldea Mill, on December 21, 2007, the Company was notified of nine similar complaints. Eight complaints are directed against Echeverría Izquierdo Montajes Industriales S.A., as employer, and against Arauco, as jointly responsible, and also against the Company directly. The other complaint is directed against Mr. Leonel Enrique Espinoza Canales, as employer, against Arauco, as jointly responsible, and also against Arauco directly.

The complaints request that all plaintiffs (72 plaintiffs in total) be indemnified for the damages that they allegedly suffered as a result of an accident in which three persons working for the contractor Echeverría Izquierdo Montajes Industriales S.A. were allegedly involved. This contractor was undertaking construction work at the Nueva Aldea Pulp Mill in December 2005.

These three workers allegedly suffered irradiation from handling certain equipment and materials belonging to a subcontractor of Echeverría Izquierdo Montajes Industriales, S.A. After being notified of these complaints, the Company opposed them on the basis of lack of jurisdiction, and, answered the principal complaints, arguing that they are invalid for failure to state a claim. The Company also responded to the secondary complaints made directly against the Company, requesting that they be rejected for lacking any merit. All these demands have been consolidated into a single action, for which a trial is currently underway. On March 23, 2011, Echeverría Izquierdo Montajes Industriales S.A. terminated all proceedings through out-of-court settlements with the plaintiffs, without acknowledging its liability. As a result, it waived all of its rights against the former as well as the other defendants, Leonel Espinosa Canales and Celulosa Arauco y Constitución S.A. On March 24, 2011, the settlement was submitted to the court for their approval. On April 27, 2011 the court approved the settlement.

Based on these same events, on November 10, 2009, the Company was notified of a labor complaint, pursuant to a general application procedure initiated by 14 ex-employees of Echeverría Izquierdo Montajes Industriales S.A. construction company, against the latter as a principal complaint, and against Arauco as jointly responsible, based on emotional distress suffered due to alleged exposure to a radioactive isotope during the accident that occurred in Planta Nueva Aldea on December 14 and 15, 2005. The Court denied the complaint based on the applicable statute of limitation. This case has been terminated through the abovementioned settlement. To date the withdrawal es approved and the cause is filed and closed.

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

Notified of said complaint, the Company opposed it on the basis of lack of jurisdiction, and, answered the principal complaint stating that it should be dismissed for lacking any merit. On July 20, 2009 the Court dismissed the complaint on the grounds that the plaintiff had ceased in his procedural activity for more than six months, which was then challenged by the plaintiff. The Appeals Court subsequently overruled the dismissal, rejecting the lower court’s argument of abandonment. Therefore, the processing of this case, was resumed, and a hearing was set for conciliation and testing on January 25, 2011. The hearing was not held on the mentioned date. The court was on setting new date and time. This is the only case that continues pending.

4. On August 25, 2005, the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) issued tax calculations No. 184 and No. 185 of 2005 objecting to certain capital reduction transactions effected by Arauco on April 16, 2001 and October 31, 2001, and furthermore, requested reimbursement from the Company for amounts returned to it in respect of certain claimed tax losses. On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and filed a claim disputing the abovementioned tax calculations No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, which resolution, however, only partially sustained the Company’s request. In response, the Company filed an additional complaint with regard to the portion of the RAF that was not granted by the administrative review. On February 19, 2010, the Court acknowledged receipt of the Company’s request. Subsequently, the tax authority issued a report and the Company commented on such report. As of the date of issuance of these financial statements, the investigation in respect of this complaint is pending.

Considering that the position of the Company is supported by solid legal arguments, there is a reasonable likelihood of a favorable outcome for the Company.

5. Regarding Licancel plant, on June 22, 2011 the Company was notified by rogatory letter of a action seeking damages for an alleged tort liability, filed by twelve fishermen of the Mataquito river before the Court of First Instance, Guarantee and Family of Licantén under Docket number 73-2011, arising out of the dead fish allegedly found in the malaquito river on June 5, 2007. The plaintiffs seek to be compensated for alleged damages that they have suffered from the aforementioned event, including lost profits, pain and suffering and an alleged contractual liability. On January 30, 2011 the plaintiffs requested that was decided statement of evidence. On January 2, 2012, the court provided “Documents-auto” case pending of issued statement of evidence.

6. On April 14, 2009, Forestal Celco S.A. was notified of a civil lawsuit filed by Mario Felipe Rojas Sepúlveda on behalf of Víctor Adrián Gavilán Villarroel against Cooperativa Eléctrica de Chillán Limitada and against Forestal Celco S.A. The lawsuit aims to make both companies jointly and severally liable for compensation of alleged material damages suffered as a result of a fire that occurred on January 12, 2007 on the El Tablón county property, which belongs to Forestal Celco S.A.

On April 30, 2009 Forestal Celco S.A. filed objections pointing to defects in the demand. The plaintiff rectified the defects, and the Company replied to the demand. On March 8, 2011 the Court issued the legal judgment of first instance rejecting the claim. On March 21, 2011, the plaintiff appealed against the first instance verdict. The case is currently under review by the Chillan Court.

7. On December 1, 2007, Forestal Celco S.A. was notified of a civil lawsuit filed by Marcela Larraín Novoa on behalf of Nimia del Carmen Alvarez Delgado against Patricia del Carmen Muñoz Zamorano and Forestal Celco S.A. This lawsuit seeks to reclaim an 88% share of the rights to the “Loma Angosta” property, which has a surface area of 281.89 hectares. This property was purchased by Forestal Celco S.A. from Patricia del Carmen Muñoz Zamorano in 1994. To date, Patricia del Carmen Muñoz Zamorano has not yet been notified of this action.

As a result on May 18, 2008, the Company filed a motion to correct the claim, which was allowed and accepted by the Court. As of this date, the plaintiff has not corrected the defects of its claim finding the case pending.

8. On January 26, 2011, Forestal Celco S.A. was notified of a civil claim submitted by Mr. Hans Fritz Muller Knoop against Cooperativa Eléctrica de Chillán Limitada and Forestal Celco S.A., which seeks that both companies be condemned to pay (jointly and severally) an indemnity for the alleged material damages caused as a result of the spreading of a fire on January 12th, 2007, in the estate named “El Tablon”, owned by Forestal Celco S.A.

On March 10, 2011, Forestal Celco S.A. answered the claim. As of December 28, 2011 began the trial period, ending on January 20, 2012, still some experts reports remain pending.

9. On September 26, 2005, in proceedings numbered 48,679-2006 of the Civil Court of Constitución, Forestal Celco S.A. submitted a claim against Forestal Constitución Ltda. and Vitelia Morán Sepúlveda and other 7 natural persons, with the goal of obtaining a ruling that acknowledges its sole ownership over the Lierecillo estate (1,126 hectares), formed by various property registrations, also seeking that the defendants be sentenced to jointly and severally pay $20,000,000 as well as a damage compensation for having harvested a portion of the aforementioned estate. On April 23, 2006, Mr. Adolfo Numi Velasco, acting on behalf of all the aforementioned natural persons, answered the claim requesting its rejection, arguing that his clients are the sole owners of the estate named “El Macaco”, also submitting a counterclaim with the purpose of demanding that Forestal Celco S.A. return the “El Macaco” estate, of 162.7 hectares plus a damage compensation for the resulting damages, loss of profit and moral damage. On June 29, 2009, a first instance ruling was issued in favor of Forestal Celco S.A’s claim, only with regards to the declaration of ownership, rejecting all other aspects of that claim as well as the corresponding counterclaim. Currently, the case is being processed by the Court of Appeals of Talca, under court registration number 267-2002, currently awaiting the conduction of closing arguments and the issuance of a ruling regarding the appeal submitted by the defendant, which also has the condition of counterclaiming plaintiff.

10. On September 23, 2008, 28 workers submitted a lawsuit against their employer, Gama Services (which rendered services for Bosques Arauco S.A.subsidiary of Celulosa Arauco y Constitución S.A.), and Bosques Arauco S.A., for an alleged joint and several liability, requesting that the termination of their labor agreements be declared unjustified, demanding for the full payment of their social security and health benefits as well as the payment of severance for their years of service, dismissal notice, vacations, remunerations and extra hours. Said lawsuit was submitted before the 5th Labor Court of Santiago, under Docket number 780-2008, with an undetermined claimed amount.

On January 4, 2011, Bosques Arauco S.A. received the notice of the definitive first instance ruling against Gama Services, ordering the payment of all claimed compensations, including remuneration and social security and health benefits, until the validation of the dismissal or until the ruling has been executed. Simultaneously, the ruling joint and severally condemns the Company to pay various compensations –including social security payments - that are calculated until the day of the dismissal. The lawsuit is concluded with a second-degree decision issued in favor of the plaintiffs. As of this date, the credit arising from said decision is still pending liquidation.

11. On November 17, 2003, Bosques Arauco S.A., an affiliate of Celulosa Arauco y Constitución S.A., was notified of a property restitution claim brought by Ms. Celmira Maria Curin Tromo, whom requested the restitution of certain real estate, its profits and damages in a Special Indigenous Lawsuit, claiming that she is the sole and exclusive owner of the 5.5 hectares of land, which has allegedly been exploited by Bosques Arauco S.A., in blatant disregard of her property interest. On June 6, 2008, the first instance decision was issued, denying the claim. The decision was appealed and the Ilustrísima Corte de Apelaciones de Temuco (High Court of Appeals of Temuco) overturned the decision on January 6, 2009, finding in favor of the plaintiff with regard to every portion of the claim and ordering the restitution of the land, along with all profits and damages caused by Bosques Arauco S.A. to the land, the assessment of which was deferred to the decision’s execution phase.

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

12. On April 29, 2004, Aserraderos Arauco S.A. was served a breach of contract plus damages claim filed by Ingeniería y Construcciones Ralco Ltda. This claim was submitted before the 2nd Civil Court of Concepción, Docket number 3218-2003.

The plaintiff argues that the contracts entered into with sawmill administrators have an effect over Aserradores Arauco S.A.

In this suit, the evidentiary ruling was issued, but it has not yet been notified. There have been no actions for over a year and it is currently archived.

13. On December 12, 2010, the company Sociedad Forestal Cholguán S.A. was notified of a boundaries and site fencing claim, submitted by Banfactor Servicios Financieros Limitada’s Receiver before the 30th Civil Court of Santiago, file number 12.825-2010, labeled “Banfactor Servicios Financieros Limitada and Forestal Cholguán S.A.”, which seeks to set the boundaries and site fencing between the neighboring property owned by Forestal Cholguán S.A., named Hacienda Canteras, and a estate named “Fundo Roma”. An expert determined that there is not any land adjoining called “Fundo Roma”, finding Hacienda Canteras perimeter closed and demarcated for many years. Currently, the process is in a fault condition, awaiting that the expert appointed by the Court submits his/her report. Within the context of these same proceedings, on December, 2010, the Court issued a cautionary injunctive measure prohibiting the execution of acts or agreements regarding the lumber and forest products located within “Fundo Roma”. On April 3, 2012, the Court issued a ruling rejecting the claim, and the term for appealing such ruling is still pending. On April 13, 2012, Forestal Cholguán S.A. filed a request to revoke the injunction, request which is still pending.

14. On November 28, 2008, Alto Paraná S.A. (APSA) was notified of Resolution 212 issued by the Argentine Central Bank (BCRA) on November 19, 2008, by which the BCRA ordered Indictment No. 3991 questioning the timely liquidation of certain foreign currency with respect to APSA’s export proceeds. APSA responded to the charges in a timely and correct manner.

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

At December 31, 2011 and the date of issue of these financial statements there are no changes to the legal situation of the matters mentioned in the preceding paragraphs and included in the financial statements at December 31, 2010, so that no additional provisions registered at that date.

Provisions as of December 31, 2011 and 2010 are as follow:

Classes of Provisions	12-31-2011 ThU.S.$	12-31-2010 ThU.S.$
Provisions, Current	8,607	5,842
Legal claims provision	8,405	5,842
Other provision	202	—
Provisions, non-Current	9,688	7,609
Legal claims provision	6,702	7,609
Other provision	2,986	—

Total Provisions	18,295	13,451

	12-31-2011
Movements in Provisions	Legal Claims ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	13,451	—	13,451
Changes in provisions
Increase in existing provisions	4,183	218	4,401
Used provisions	(520)	—	(520)
Reversal of provision	(533)	—	(533)
Increase (decrease) in foreign currency exchange	(1,473)	—	(1,473)
Other Increases (Decreases)	(1)	2,970	2,969
Total Changes	1,656	3,188	4,844
Closing balance	15,107	3,188	18,295

	12-31-2010
Movements in Provisions	Legal Claims ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	14,582	50	14,632
Changes in provisions
Increase in existing provisions	5,024	—	5,024
Used provisions	(6,849)	(50)	(6,899)
Increase (decrease) in foreign currency exchange	665	—	665
Other Increases (Decreases)	29	—	29
Total Changes	(1,131)	(50)	(1,181)
Closing balance	13,451	—	13,451

Provisions for legal claims are for labor and tax judgments whose payment period is indeterminate.

NOTE 19.	INTANGIBLE ASSETS

Arauco holds the following main intangible assets:

Computer software

Rights

Disclosure of Identifiable Intangible Assets

Classes of Intangible Assets, Net	12-31-2011 ThU.S.$	12-31-2010 ThU.S.$
Intangible assets, net	17,609	11,127
Computer software	9,217	4,054
Water rights	5,811	5,777
Other identifiable intangible assets	2,581	1,296
Classes of identifiable intangible Assets, gross	38,547	26,694
Computer software	30,155	19,601
Water rights	5,811	5,777
Other identifiable intangible assets	2,581	1,316
Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(20,938)	(15,567)
Accumulated amortization and impairment, intangible assets	(20,938)	(15,567)
Computer software	(20,938)	(15,547)
Other identifiable intangible assets	—	(20)

Reconciliation between opening and closing book values

	12-31-2011
Intangible assets Roll Forward	Computer Software ThU.S.$	Water Rights ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	4,054	5,777	1,296	11,127
Changes
Additions	6,289	22	1,308	7,619
Amortization	(1,897)	—	—	(1,897)
Increase (decrease) in foreign currency conversion	771	12	(23)	760
Changes Total	5,163	34	1,285	6,482
Closing Balance	9,217	5,811	2,581	17,609

	12-31-2010
Intangible assets Roll Forward	Computer Software ThU.S.$	Water Rights ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	4,381	5,730	1,043	11,154
Changes
Additions	1,282	47	265	1,594
Amortization	(1,615)	—	—	(1,615)
Increase (decrease) in foreign currency conversion	6	—	(12)	(6)
Changes Total	(327)	47	253	(27)
Closing Balance	4,054	5,777	1,296	11,127

		Minimum life	Maximum life
Computer Software	Years	3	16

The amortization of computer software is presented in the Consolidated Statements of Income under Administration Expenses.

NOTE 20.	BIOLOGICAL ASSETS

Arauco’s biological assets are its forestry plantations of mainly radiata and taeda pine and a lesser degree of eucalyptus. The total plantation is distributed in Chile, Argentina, and Brazil, reaching 1.6 million hectares, of which 980 thousand hectares are used for forestry planting, 405 thousand hectares are native forest, 153 thousand hectares are used for other purposes and 59 thousand hectares will be planted.

As of December 31, 2011 the logs production volume totaled 18.4 million cubic meters (16.6 million cubic meters as of December 31, 2010).

The main considerations in determining the fair value of biological assets include the following:

•	Arauco uses the discounted future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

•	Current forest equity is projected assuming that total volume does not decrease and a minimum demand equal to the current supply demand.

•	Future plantations are not considered.

•

The harvest of forest plantations supplies raw material for all other products that Arauco produces and sells. By directly controlling the development of forests that will be processed, Arauco is assured of having high quality timber for each of its products.

•

Cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s owned industrial centers and sales to third parties at market prices. Sales margin is also considered in the valuation of the different products that are harvested in the forest. Any changes in the value of the plantations, in accordance with the criteria previously described, are accounted for in the current financial year’s income statement, pursuant to IAS 41. These changes are presented in the

Consolidated Statements of Income under Other income by activity, as of December 31, 2011 amounted to ThU.S.$229,889 (ThU.S.$221,501 as of December 31, 2010). Additionally, cost of sales include a higher cost of ThU.S.$253,019 as of December 31, 2011 (ThU.S.$200,320 as of December 31, 2010) resulting from the difference between the cost of wood at fair value versus actual cost incurred.

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

The following chart show changes in the balance of biological assets considering varariations in significant assumptions considered at calculating the fair value of the assets:

		ThU.S.$
Discount rate	0.5	(118,630)
	-0.5	127,101
Margins	10	397,848
	-10	(397,848)

Differences in the valuation of biological assets in the discount rate and the margins are recorded in the Income Statement under item Other Operating Income and Other Operating Expenses depending on whether this is profit or loss.

Forestry plantations classified as current assets correspond to those to be harvested within 12 months.

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

As of December 31, 2011, Arauco’s investment in Uruguay represented a total of 133 thousand hectares, of which 74 thousand hectares are allocated to plantations, 7 thousand hectares to native forest, 46 thousand hectares for other uses, and 6 thousand hectares for planting.

Detail of Biological Assets Pledged as Security

There is no forestry plantations pledged as security, except for those belonging to Forestal Río Grande S.A. (affiliate of Fondo de Inversiones Bio Bio, a special purpose entity). In October 2006, pledges without transfer and agreements not to prohibit sell and encumber were made in favor of JPMorgan and Arauco, for forests located on their own land.

As of December 31, 2011, the fair value of these forests reached ThU.S.$9,322 (ThU.S.30,222 as of December 31, 2010).

Detail of Biological Assets with Restricted Ownership

As of the date of these consolidated financial statements, there are no biological assets with restricted ownership.

No significant grants have been received.

As of the date of these Financial Statements, the Current and Non-current biological assets are as follows:

	12-31-2011 ThU.S.$	12-31-2010 ThU.S.$
Current	281,418	344,096
Non-current	3,463,166	3,446,862
Total	3,744,584	3,790,958

Biological Assets Movement

Movement	12-31-2011 ThU.S.$
Opening Balance	3,790,958
Changes in Biological Assets
Additions	145,867
Decreases due to Sales	(1,287)
Decreases due to Harvest	(346,423)
Gain (Loss) of Changes in Fair Value, less estimated Costs at Point of Sale	229,889
Increases (decreases) in Foreign Currency Translation	(56,403)
Loss of forest due to fires	(18,017)

Total Changes	(46,374)

Closing Balance	3,744,584

Movement	12-31-2010 ThU.S.$
Opening Balance	3,757,528
Changes in Biological Assets
Additions	112,320
Decreases due to Sales	(2,832)
Decreases due to Harvest	(302,808)
Gain (Loss) of Changes in Fair Value, less estimated Costs at Point of Sale	221,501
Increases (decreases) in Foreign Currency Translation	21,501
Loss of forest due to fires	(16,252)

Total Changes	33,430

Closing Balance	3,790,958

As of the date of these consolidated financial statements, there are no disbursements related to the acquisition of biological assets.

NOTE 21.	ENVIRONMENT

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

Environment Related Disbursement Information

As of December 31, 2011 and 2010, Arauco made the following disbursements related to its main environmental projects:

	12/31/2011	Disbursements undertaken 2011				Committed Disbursements
Company	Name of Project	State of Project	Amount ThU.S.$	Asset Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Arauco Do Brasil S.A.	Environmental improvement studies	In process	4,721	Asset	Property, plant and equipment	6,244	2012
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	Finished	54	Asset	Property, plant and equipment	—	—
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	1,744	Asset	Property, plant and equipment	3,506	2012
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	Finished	132	Asset	Property, plant and equipment	—	—
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	1,832	Asset	Property, plant and equipment	590	2012
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	Finished	1,965	Asset	Property, plant and equipment	—	—
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	1,711	Asset	Property, plant and equipment	4,344	2012
Celulosa Arauco Y Constitucion S.A.	Construction of Outlets	Finished	330	Asset	Property, plant and equipment	—	—
Celulosa Arauco Y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	3,583	Asset	Property, plant and equipment	2,426	2012
Alto Parana S.A.	Construccion Emisario	In process	39	Asset	Property, plant and equipment	774	2012
Alto Parana S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	2	Asset	Property, plant and equipment	2,606	2012
Paneles Arauco S.A.	Environmental improvement studies	In process	247	Asset	Property, plant and equipment	546	2012
Paneles Arauco S.A.	Environmental improvement studies	In process	1,416	Expense	Administration expenses	1,976	2012
Paneles Arauco S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	474	Asset	Property, plant and equipment	257	2012
Paneles Arauco S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	3,288	Asset	Operating cost	2,510	2012
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	390	Expense	Administration expenses	400	2012
Forestal Celco S.A.	Environmental improvement studies	Finished	853	Asset	Property, plant and equipment	—	—
Forestal Celco S.A.	Environmental improvement studies	In process	407	Expense	Administration expenses	552	2012
Forestal Valdivia S.A.	Environmental improvement studies	In process	244	Expense	Administration expenses	126	2012

		TOTAL	23,432			26,857

	12/31/2010 Name of Project	Disbursements undertaken 2010				Committed Disbursements
		State of Project	Amount ThU.S$	Asset Expense	Asset/expense destination item	Amount ThU.S$	Estimated date
Celulosa Arauco y Constitución S.A.	Construction of Outlets	Finished	3,915	Asset	Property, plant and equipment	—	—
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	In process	1,752	Asset	Property, plant and equipment	158	2011
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	Finished	19,142	Expense	Operating cost	—	—
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	Finished	1,096	Expense	Operating cost	—	—
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	5,410	Asset	Property, plant and equipment	251	2011
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	370	Expense	Operating cost	28	2011
Celulosa Arauco y Constitución S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	1,125	Asset	Property, plant and equipment	—	—
Celulosa Arauco y Constitución S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	394	Expense	Operating cost	—	—
Alto Paraná S.A.	Construction of Outlets	In process	705	Asset	Property, plant and equipment	813	2011
Alto Paraná S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	726	Asset	Property, plant and equipment	3,486	2011
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	467	Expense	Administration expenses	500	2011
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	1,696	Expense	Operating cost	2,264	2011
Paneles Arauco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	Finished	3,329	Asset	Property, plant and equipment	—	—
Paneles Arauco S.A	Environmental improvement studies	In process	898	Expense	Administration expenses	2,080	2011
Paneles Arauco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	702	Asset	Property, plant and equipment	22	2011
Forestal Celco S.A	Environmental improvement studies	In process	853	Asset	Property, plant and equipment	853	2012
Forestal Celco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	Finished	586	Asset	Property, plant and equipment	—	—
Arauco Do Brasil S.A.	Environmental improvement studies	In process	1,820	Asset	Property, plant and equipment	2,285	2011

	Total		44,986			12,740

NOTE 22.	ASSETS HELD FOR SALE

Due to the decrease in demand for saw timber products due primarily to the reasons described in Note 17, have led Arauco’s Management to decide permanently close the following sawmills: La Araucana, Escuadrón, Lomas Coloradas, Lomas Coelemu and the remanufacturing plant Lomas Coloradas. Fixed assets related to these facilities are available for sale, renewed efforts were begun to sell the assets involved. As of December 31, 2011, Arauco remains committed to its plan to sell these assets, although the completion of these sales have been delayed more than expected due to the pursuit of beneficial transactions.

Information on the main types of non-current assets held for sale:

	12-31-2011	12-31-2010
	ThU.S.$	ThU.S.$
Land	5,011	5,003
Buildings	5,739	5,877
Property, plant and equipment	4,543	3,228
Total	15,293	14,108

As of December 31, 2011 the effect recognized in the item Other Operating Expenses related to impairment of these assets held for sale is ThU.S.$625 (ThU.S.$926 at December 31, 2010).

NOTE 23.	FINANCIAL INSTRUMENTS (IFRS 7)

Classification

The following table shows Arauco’s financial instruments as of December 31, 2011 and 2010. An informative estimate of fair value is shown for instruments valued at amortized cost.

Financial Instruments	December 2011		December 2010
	Amortized Cost ThU.S.$	Fair Value ThU.S.$	Amortized Cost ThU.S.$	Fair Value ThU.S.$
Assets

Fair value with change in Income and Loss (negotiation) (1)		155,751		270,720
Interest Rate Swaps		—		2,909
Forward		—		—
Mutual funds (2)		155,751		267,811
Loans and Accounts Receivables	907,898	907,898	1,562,277	1,562,277
Cash and cash equivalents	160,150	160,150	776,023	776,023
Cash	31,624	31,624	69,955	69,955
Fixed term Deposits	128,526	128,526	705,694	705,694
Agreements	—	—	374	374
Accounts Receivables (net)	747,748	747,748	786,254	786,254
Trades and Notes Receivables	639,761	639,761	609,730	609,730
Leases	5,841	5,841	9,916	9,916
Other Debtors	102,146	102,146	166,608	166,608
Hedging		1,162
Swap foreign exchange		—		53,407
Provision of the guarantee		1,162

Financial Liabilities, Total	3,615,080	3,820,734	3,826,284	3,983,667
Financial Liabilities at amortized cost (3)	3,610,374	3,816,028	3,811,751	3,969,134
Bonds issued in Dollars	1,985,244	2,186,270	2,374,258	2,527,933
Bonds issued in UF (4)	634,670	653,561	677,362	694,968
Banck Loans in Dollars	574,665	561,476	375,309	364,751
Banck Loans in other currencies	18,676	17,602	22,247	18,907
Financial Leasing	46	46	393	393
Trades and other Payables	397,073	397,073	362,182	362,182
Financial liabilities with change in Income and Loss		3,612		14,533
Hedging		1,094		—
Swap		185
Forward		909

(1)	Assets measured at fair value through income or loss other than mutual funds classified as cash equivalents, are presented in the Consolidated Balance Sheet in Other Financial Assets.
(2)	Although this item is disclosed in note IFRS 7 as Fair Value with change in income and loss according to expected sales in short term; in this Consolidated Balance Sheet, it is classified as Cash and cash equivalents for its high level of liquidity.
(3)	Financial liabilities measured at amortized cost, others than Trade creditors and Other accounts payable and financial liabilities held for trading are presented in this Consolidated Balance Sheet in Other financial liabilities, current and non-current according to their maturity.
(4)	UF is a Chilean measure which incorporates the effects of inflation.

Here are short-term portion of long-term debt of financial debt as of December 31, 2011 and 2010:

	December 2011 ThU.S.$	December 2010 ThU.S.$
Obligations with banks and financial institutions long term - short term portion	85,124	63,344
Bonds - short term portion	58,607	436,980
Total	143,731	500,324

The following table shows Arauco’ net debt to equity ratio level as of December 31, 2011 and 2010:

	December 2011 ThU.S.$	December 2010 ThU.S.$
Financial debt, current	244,471	540,140
Financial debt, non-current	2,968,830	2,909,429
Total	3,213,301	3,449,569
Cash and cash equivalent	(315,901)	(1,043,834)
Net financial debt	2,897,400	2,405,735
Non-controlling participation	90,543	108,381
Net equity attributable to parent company	6,939,607	6,732,194
Total consolidated equity	7,030,150	6,840,575

Total net debt to equity ratio	0.41	0.35

The following chart shows others Financial Liabilities, current and non current, and Trade and other current payables as of December 31, 2011 and 2010:

December 2011	Total
	Current ThU.S.$	Non Current ThU.S.$	Total
UF	19,425	615,245	634,670
U.S. Dollars	39,182	1,946,062	1,985,244
Bonds obligations, Total	58,607	2,561,307
U.S. Dollars	173,949	400,371	574,320
Others currencies	11,869	7,152	19,021
Loans with banks, Total	185,818	407,523
Financial Leasing, Total	46	—	46
Swaps y Forward, Total	4,521	185	4,706

Other Financial Liabilities Current and Non Current, Total	248,992	2,969,015	3,218,007
Trades and Other Payables, Total	397,073	—	397,073

Financial Liabilities, Total	646,065	2,969,015	3,615,080

December, 2010	Total
	Current ThU.S.$	Non Current ThU.S.$	Total
UF	5,659	671,703	677,362
U.S. Dollars	431,321	1,942,937	2,374,258
Bonds obligations, Total	436,980	2,614,640
U.S. Dollars	90,335	284,974	375,309
Others currencies	12,481	9,766	22,247
Loans with banks, Total	102,816	294,740
Financial Leasing, Total	344	49	393
Swaps and Forward, Total	14,533	—	14,533

Other Financial Liabilities Current and Non Current, Total	554,673	2,909,429	3,464,102

Trades and Other Payables, Total	362,182	—	362,182

Financial Liabilities, Total	916,855	2,909,429	3,826,284

Fair Value Financial Assets with Changes in Income and Loss (Trading)

Fair value financial assets with changes in income and loss are financial assets held for trading. Financial assets classified in this category are mainly acquired for sale in the short term. Derivatives are also classified as trading unless they are defined as hedging instruments. Assets in this category are classified as current assets and are recorded at fair value, with changes in value recognized in the income statement. These assets are held with the objective of maintaining adequate liquidity levels to meet the Company’s obligations.

The following table details Arauco’s financial assets at fair value with changes in income and loss:

	December 2011 ThU.S.$	December 2010 ThU.S.$	Period Variation

Fair value with changes in income and loss (negotiation)	155,751	270,720	-42%
Interest Rate Swap	—	2,909	-100%
Mutual Funds	155,751	267,811	-42%

Swaps: The financial assets classified in this category are not considered hedging instruments. These instruments comply with the management strategy to cover liquidity risk for Arauco operations. At closing date Arauco had not this type of instruments recorded as assets.

Mutual Funds: Arauco invests in local mutual funds to maximize the profitability of cash flow surpluses in Chilean Pesos, or in international mutual funds in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted under the Company’s Investment Policy. As of the date of these consolidated financial statements, the Company has decreased its position in this type of instrument by 42% as compared with December 2010.

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

	December 2011 ThU.S.$	December 2010 ThU.S.$
Loans and Receivables	907,898	1,562,277
Cash and Cash Equivalents	160,150	776,023
Cash	31,624	69,955
Fixed Term Deposits	128,526	705,694
Pacts	—	374
Receivables (Net)	747,748	786,254
Trades and Other Notes receivables	645,602	619,646
Other Debtors	102,146	166,608

Cash and Cash Equivalents: Includes cash on hand, bank account balances, fixed term deposits and repurchase agreements. They are short-term investments that are readily convertible into cash, and are subject to an immaterial change in value.

The following table shows cash and cash equivalents (the balance of mutual funds is included in this note according to its valuation, as instrument to fair value through profit or loss) classified by currency of origin as of December 31, 2011 and 2010:

	12-31-2011 ThU.S.$	12-31-2010 ThU.S.$

Cash and Cash Equivalents	315,901	1,043,834
US Dollar	196,546	513,292
Euro	58,328	73,573
Other currencies	47,410	48,511
$ no adjustable	13,617	408,458

Fix Term Deposits and Repurchased Agreements: The objective of this instrument is to maximize short-term returns of cash. This instrument is authorized by Arauco’s Placement Policy, which establishes a mandate that allows investments in fixed income securities. In general, these instruments have a maturity period of less than ninety days.

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

Trades and account receivables, current and non-current by currencies as of December 31, 2011 and 2010 as follow:

	12-31-2011 ThU.S.$	12-31-2010 ThU.S.$
Trades and account receivables, current	740,416	774,289
US Dollar	500,790	528,657
Euros	25,800	31,651
Other currencies	127,871	93,075
$ no adjustable	82,754	115,338
U.F.	3,201	5,568

Trades and account receivables, non current	7,332	11,965
US Dollar	641	4,389
Other currencies	101	205
$ no adjustable	2,538	4,589
U.F.	4,052	2,782

The following table summarizes Arauco’s financial assets at closing balance:

	December 2011 ThU.S.$	December 2010 ThU.S.$
Financial Assets	1,063,649	1,832,997
Fair Value with changes in Income	155,751	270,720
Loans and receivables	907,898	1,562,277

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

		December 2011	December 2010	December 2011	December 2010
	Currency	Amortized Cost ThU.S.$		Fair Value ThU.S.$
Total Financial Liabilities		3,610,374	3,811,751	3,816,028	3,969,134
Bonds Issued	U.S. Dollar	1,985,244	2,374,258	2,186,270	2,527,933
Bonds Issued	U.F.	634,670	677,362	653,561	694,968
Bank Loans	U.S. Dollar	574,665	375,309	561,476	364,751
Bank Loans	Other currencies	18,676	22,247	17,602	18,907
Financial Leasing	UF	46	393	46	393
Trades and Other Payables	U.S. Dollar	74,826	296,697	74,826	296,697
Trades and Other Payables	Euro	42,654	3,220	42,654	3,220
Trades and Other Payables	Other currencies	43,378	25,368	43,378	25,368
Trades and Other Payables	$ no adjustable	232,893	35,319	232,893	35,319
Trades and Other Payables	UF	3,322	1,578	3,322	1,578

The disclosure of these liabilities at amortized cost in the Consolidated Balance Sheet as of December 31, 2011 and 2010 is as follows:

	December 2011
	Current ThU.S.$	Non Current ThU.S.$	Total
Loans that accrue interest	244,471	2,968,830	3,213,301
Trades and Other Payables	397,073	—	397,073
Total Financial Liabilities	641,544	2,968,830	3,610,374

	December 2010
	Current ThU.S.$	Non Current ThU.S.$	Total
Loans that accrue interest	540,140	2,909,429	3,449,569
Trades and Other Payables	362,182	—	362,182
Total Financial Liabilities	902,322	2,909,429	3,811,751

Fair Value Financial Liabilities with Changes in Income and Loss

As of the closing date of the balance sheet, Arauco held a swap exchange rate as a financial liability at fair value with changes in income and loss. This liability incurred a net decrease of 53%, due to a rate decrease experienced by the economy in the last period. The decline of 100% in forward exchange rate compared to December 2010, is caused by the expiration of these to date of closing of these staments. Together these two instruments generated a percentage decline of 75% as of December 2011, in financial liabilities at fair value through changes in outcome compared to December 2010.

	Fair value
	December 2011 ThU.S.$	December 2010 ThU.S.$	Period Variation
Fair value Financial Liabilities with changes in income and loss	3,612	14,533	-75%
Swap	3,612	7,642	-53%
Forward	—	6,891	-100%

A summary of Arauco’s financial liabilities at closing balance date is as follows:

Financial Liabilities	December 2011 ThU.S.$	December 2010 ThU.S.$
Total Financial Liabilities	3,615,080	3,826,284
Financial Liabilities at fair value with changes in income (negotiation)	3,612	14,533
Hedging Liabilities	1,094	—
Financial Liabilities Measured at Amortized Cost	3,610,374	3,811,751

Effect on Other Comprehensive Income

The following table details reconciliation of balances swap cash flow hedges presented in Comprehensive Income Statement:

	December	December
	2011	2010
	ThU.S.$	ThU.S.$
Opening balance	(14,079)	(4,820)
Fair value variation	(54,500)	35,409
Covered bond exchange difference	41,293	(47,714)
Higher financial expense to incomes	7,443	6,347
Swaps liquidations	(7,003)	(5,197)
Tax	932	1,896
Closing balance	(25,914)	(14,079)

Effect on Income

The following table details net income items and expenses recognized in income on financial instruments:

		Net Gain (loss)		Impairment
		12-31-2011	12-31-2010	12-31-2011	12-31-2010
Assets	Financial Instrument	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
At fair value with changes in income	Swap	4,038	3,054
	Forward	888	(10,529)
	Mutual Funds	1,389	2,661
	Total	6,315	(4,814)	—	—

Loans and Receivables	Fix terms deposits	18,343	7,826
	Repurchased agreements	359	49
	Trades and Other receivables	0	0	(3,483)	(1,515)
	Total	18,702	7,875	(3,483)	(1,515)

Hedges Instruments	Cash flow swap	(7,003)	(5,197)
	Total	(7,003)	(5,197)

Liabilities
At amortized cost	Bank loans	(8,847)	(11,294)
	Bond issued obligations	(164,420)	(164,854)
	Total	(173,267)	(176,148)	—	—

Fair Value Hierarchy

The assets and liabilities recorded at fair value in the Consolidated Balance Sheet dated December 31, 2011, have been measured based on the methodologies provided in IAS 39. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

•	Level I: Values or quoted prices in active markets for identical assets and liabilities.

•

Level II: Information (“Inputs”) from other sources than the quoted values of Level I, but observable in the market for assets and liabilities either directly (prices) or indirectly (derived from prices).

•	Level III: Inputs for assets or liabilities that are not based on observable market data.

Fair Value
	December	Metodologia Fair Value
2011
	ThU.S.$	Level I	Level II	Level II
Fianancial Assets at fair value
Swap (assets)	—	—	—	—
Forward	—	—	—	—
Mutual Fonds	155,751	155,751	—	—
Fianancial Liabilities at fair value
Swap (liabilities)	3,612	—	3,612	—
Forward (liabilities)	—	—	—	—

Hedging Instruments

Hedging instruments registered as of December 31, 2011 correspond to cash flow hedges. Specifically, at the closing balance date, Arauco recorded rate swaps resulting at fair value for a total of ThU.S.$185 which is presented in the Consolidated Balance Sheet in Other financial liabilities, non-current and forward of ThU.S.$909, which is presented in the Consolidated Balance Sheet in Other financial liabilities, current. Their effects in the present period are presented in Equity as Other comprehensive results, net of exchange rate and deferred taxes.

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

In order to avoid exchange rate risk, Arauco made two cross-currency swap contracts listed below:

1.- Cross Currency Swap with Banco de Chile for 1,000,000 UF

With this swap, Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at a 2.25% annual rate, and pays semi-annual interest (in March and September) based on a notional amount of US$35,700,986.39 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 4.99%. The market value amounts to ThU.S.$4,551 as of December 31, 2011. The maturity date of this Swap is March 1, 2014.

2.- Cross Currency Swap with JPMorgan for 1,000,000 UF

With this contract, Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 2.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$35,281,193.28 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 4.94%. The market value amounts to ThU.S.$5,057 as of December 31, 2011. The maturity date of this Swap is March 1, 2014.

Through a test of effectiveness, Arauco is able to validate that the instrument is highly effective within an acceptable range for the Company to eliminate exchange rate uncertainty in commitments that are subject of such hedging.

Hedging Swaps F Series Bond

Hedging Objective

Arauco placed an F series bond in November 2008 and, March 2009 for an amount of 7,000,000 UF at an annual rate of 4.25% payable semi-annually. To mitigate the risk of exchange rate, Arauco made four cross-currency swap contracts that partially cover the bond amount fluctuations:

Contract 1: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$38.38 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.86%. The market value amounts to ThU.S.$2,606 as of December 31, 2011. This contract expires on October 30, 2014.

Contract 2: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$37.98 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.79%. The markets value amounts to ThU.S.$2,933 as of December 31, 2011. This contract expires on April 30, 2014.

Contract 3: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$37.98 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.8%. The markets value amounts to ThU.S.$3,131 as of December 31, 2011. This contract expires on October 30, 2014.

Contract 4: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$37.62 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.79%. The markets value amounts to ThU.S.$3,545 as of December 31, 2011. This contract expires on October 30, 2014.

Contract 5: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$38.42 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.62%. The markets value amounts to ThU.S.$2,827 as of December 31, 2011. This contract expires on October 30, 2014.

Contract 6: With this contract Arauco receives semi-annual interest payments (In April and October) based on a notional amount of UF 1,000,000 at a rate of 3.96% annually, and pays semi-annual interest (In april and October) based on a notional amount of U.S.$43.62 million (equivalent to UF 1,000,000 at the closing exchange rate of the contract) at a rate of 5.29%. The market value amounts to ThU.S.$ -1,641 to December 31, 2011. This contract expires on October 30, 2021.

Contract 7: With this contract Arauco receives semi-annual interest payments (In April and October) based on a notional amount of UF 1,000,000 at a rate of 4.21% annually, and pays semi-annual interest (In April and October) based on a notional amount of U.S.$43.62 million (equivalent to UF 1,000,000 at the closing exchange rate of the contract) at a rate of 5.23%. The market value amounts to ThU.S.$ -1,412 to December 31, 2011. This contract expires on October 30, 2021.

Through a test of effectiveness, Arauco can validate that the above-detailed hedging instruments are highly effective within an acceptable range for the Company to eliminate exchange rate uncertainty for commitments that are subject of such hedging.

Hedging Swaps J Series Bond

Hedging Objective

Arauco placed a J series bond in September 2010 for an amount of 5,000,000 UF at an annual rate of 3.25% payable semi-annually. To mitigate the risk of exchange rate, Arauco made five cross-currency swap contracts that partially cover the bond amount fluctuations:

Contract 1: With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.20%. The market value amounts to ThU.S.$ -4,370 as of December 31, 2011. This contract expires on September 1, 2020.

Contract 2: With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.20%. The markets value amounts to ThU.S.$ -4,370 as of December 31, 2011. This contract expires on September 1, 2020.

Contract 3: With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.25%. The markets value amounts to ThU.S.$ -4,548 as of December 31, 2011. This contract expires on September 1, 2020.

Contract 4: With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$42.87 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.17%. The markets value amounts to ThU.S.$ -4,273 as of December 31, 2011. This contract expires on September 1, 2020.

Contract 5: With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.09%. The markets value amounts to ThU.S.$ -3,977 as of December 31, 2011. This contract expires on September 1, 2020.

Hedging Swaps E Series Bond

Hedging Objective

In November 2008 Arauco placed a series E bond for a total UF 1,000,000, with a coupon of 4.00%, payable semi-annually. To mitigate the risk of exchange rate Arauco performed a cross-currency swap contract, which fully covered the amount of the bond issued:

Contract 1: Arauco receives semi-annual interests (In April and October) based on a notional amount of UF 1,000,000 at a rate of 4.21% annually, and pays semiannual interests (In April and October) based on a notional amount of U.S.$43.28 million (equivalent to UF 1,000,000 at the closing exchange rate of the contract) at a rate of 3.36%. The market value amounts to ThU.S.$ -245 as of 31 December 2011. This contract expires on October 30, 2014.

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

Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its equity at book value plus its financial liabilities (bank borrowings and bonds).

Quantitative Information on Capital Management

Financial covenants of the Company are as follows:

Instrument	Amount at 12/31/2011 (ThU.S.$)	Amount at 12/31/2010 (ThU.S.$)	Interest Coverage >= 2.0x		Debt Level(1) <= 1.2x		Debt Level(2) <= 0.75x
Local Bonds	634,670	677,362		N/A	Ö			N/A
Forestal Río Grande S.A. Loan	69,440	104,144	Ö	(3)		N/A	Ö	(3)
Bilateral Bank Loan	216,426	240,260	Ö		Ö			N/A
Other Loans	307,475	53,152		No Financial Covenants Required
Foreign Bonds	1,985,244	2,374,258		No Financial Covenants Required

N/A: Not applicable for the instrument

(1)	Debt Level (financial debt divided by: equity plus minority interest)
(2)	Debt Level (financial debt divided by: total assets)
(3)	Financial covenants on credits taken by Forestal Río Grande S.A. only apply to financial statements of that company

As of December 31, 2011 and 2010, Arauco has complied with all financial covenants.

Debt instruments ratings as of December 31, 2011 are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local bonds	—	AA	—	AA
Foreign bonds	BBB	BBB+	Baa2	—

Financial obligations other than bonds do not have ratings.

Capital requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial covenants established in current debt contracts. The company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions, and based on opportunities that may arise to improve the Company’s level of liquidity.

Capital (in Thousands of U.S. Dollars) as of December 31, 2011 and 2010, are as follow:

In ThU.S.$	12-31-2011	12-31-2010
Equity	7,030,150	6,840,575
Bank Loans	593,341	397,556
Financial Leases	46	393
Bonds	2,619,914	3,051,620

Capital	10,243,451	10,290,144

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

In order to guarantee a credit line or an advanced payment to a supplier approved by the Credit Committee, Arauco holds several guarantees, such as mortgages, pledges, standby letters of credit, bank guarantee bonds, checks, promissory notes, consumption loans or any other guarantee that may be needed pursuant to each country’s legislation. Debt covered by this type of guarantee amounted to U.S.$86.91 million in December 2011. The guarantee procedure is regulated by Arauco’s Guarantee Policy, which controls accounting and reporting, maturity dates and value.

The Company’s maximum credit risk exposure is limited to the amortized cost value of the registered trade accounts receivable, at the date of this report, less the sales percentage insured by aforementioned credit insurance companies and by the guarantees provided to Arauco.

During the year 2011, Arauco’s consolidated sales amounted to ThU.S.$4,374,495 that according to the agreed term of sales, 64.26 % correspond to credit sales, 26.81% to sales with letters of credit, and 8.93 % to other classes of sales.

As of December 31, 2011, Arauco’s Sales Debtors amounted to ThU.S.$639,761 that according to the agreed term of sales, 61.82% corresponded to credit sales, 32.14% to sales with letters of credit and 6.03% to other classes of sales, distributed among 2,016 clients. The client with the highest open account debt did not exceed 2.27% of total receivables at that date.

The receivables covered by the different insurance and guarantee policies reaches 98.19%, therefore, Arauco’s exposure portfolio is 1.81%.

Secured debt analysis Open Account	ThU.S.$	%
Total trade receivable O pen Account	395,152	100.00%
debt secured(*)	388,014	98.19%
debt unsecured	7,138	18.10%

(*)	Secured Debt is defined as the portion of accounts receivable that is covered by a credit company or guarantees as stand-by, mortgage or guarantee bond (among others).

Accounts exposed to this type of risk are: trade receivable, financial lease debtors and other debtors.

	December	December
	2011	2010
	Th.U.S.$	Th.U.S.$
Current Receivables

Trades and Notes Receivable	639,182	609,189
Financial lease debtors	3,261	4,317
Other Debtors	97,973	160,783
Net subtotal	740,416	774,289

Trades and Notes Receivable	658,925	622,773
Financial lease debtors	3,356	4,317
Other Debtors	102,521	168,532
Gross subtotal	764,802	795,622

Estimated Trades and Uncollectable Notes - Bad Debt	19,743	13,584
Estimated Financial leases	95	—
Estimated Miscellaneous - Bad debt	4,548	7,749
Subtotal Bad Debt	24,386	21,333

Non Current Receivables

Trades and Notes Receivable	579	541
Financial lease debtors	2,580	5,599
Other Debtors	4,173	5,825
Net Subtotal	7,332	11,965

Trades and Notes Receivable	579	541
Financial lease debtors	2,580	5,599
Other Debtors	4,173	5,825
Gross subtotal	7,332	11,965

Estimated Trades and Uncollectable Notes - Bad Debt	—	—
Estimated Financial leases	—	—
Estimated Miscellaneous - Bad debt	—	—
Subtotal Bad Debt	—	—

The following table shows the movement of the allowance for doubtful accounts at December 31, 2011 and 2010.

	12-31-2011	12-31-2010
	ThU.S.$	ThU.S.$
Opening balance	21,333	19,818
Increase	6,352	2,890
Increase (decrease) by foreign exchange	38	—
Reverse provision	(2,907)	(1,375)
Closing balance	24,816	21,333

The folowing table shows the risk rating of mutual funds outstanding at December 31, 2011 and 2010:

	2011	2010
	ThU.S.$	ThU.S.$
AAAfm	155,246	261,416
AAfm	505	28
	155,751	261,444

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

Of the total accounts receivable as of December 31, 2011, 87.67% is current, 7.94% is between 1 and 15 days past due, 1.59% is between 16 and 30 days past due, 0.16% is between 31 and 60 days past due, 0.46% is between 61 and 90 days past due, 0.77 % is between 91 and 180 days past due, being the maximum distribution of credit for Arauco.

The following table shows the percentages in Sales debtors net, as of December 31, 2011 and 2010:

Accounts receivables 2011
Days	Up to date	1 to 15	16 to 30	31 to 60	60 to 90	90 to 180	More than 180	Total
ThU.S.$	560,879	50,827	10,169	994	2,921	4,943	9,028	639,761
%	87.67	7.94	1.59	0.16	0.46	0.77	1.41	100%

Accounts receivables 2010
Days	Up to date	1 to 15	16 to 30	31 to 60	60 to 90	90 to 180	More than 90	Total
ThU.S.$	538,731	46,766	11,058	1,412	3,528	1,500	6,194	609,189
%	88.43%	7.68%	1.82%	0.23%	0.58%	0.25%	1.02%	100%

Arauco has recognized impairment over the last five years in the amount of U.S.$14.87 million which represents 0.08% of total sales during this period. As of December 31, 2011, 3.0% (2.2% as of December 31, 2010) of the total trade receivables is recognized as a provision for doubtful accounts.

As of December 31, 2011 accounts receivable past due amounts to ThU.S.$78,882 (ThU.S.$70,458 as of December 31, 2010), of which ThU.S.$19,743 are impaired (ThU.S.$13,584 as of December 31, 2010).

Sales debtor impairment as a

percentage of total sales

	2011	2010	2009	2008	2007	Last 5 years
Sales Debtors Impairment	0.15%	0.01%	0.03%	0.16%	0.03%	0.08%

The amount recovered by guarantee collections, insurance payments or any other credit enhancement during the first three quarters of 2011 amounts to ThU.S.$254.47, which represents 17.85% of the total impaired financial assets.

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

Currently there is an Uncollectable Debtors Provision Policy under IFRS for all the Arauco group companies.

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

With regard to intermediaries (such as banks, brokers dealers and mutual funds), a methodology is used with the objective of determining the relative risk level of each bank or entity’s financial position and debt and asset security using a point system that gives each subject entity a relative risk ranking. Arauco uses this system to define investment limits.

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

The following table shows the capital commitment of the main financial liabilities subject to liquidity risk, presented without discounting and grouped according to their maturity dates:

December 31, 2011 (1):

				Maturity
Tax ID	Name	Currency	Name-country Loans with banks	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 Years ThU.S.$	3 to 5 Years ThU.S.$	5 to 7 Years ThU.S.$	more than 7 years ThU.S.$
—	Arauco Do Brasil S.A.	Real	Banco Alfa - Brasil	127	—	—	207	—	—	—
—	Arauco Do Brasil S.A.	Real	Banco Alfa - Brasil	143	—	—	139	—	—	—
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco BBVA - Estados Unidos	—	24,426	24,000	98,501	72,795	—	—
—	Industrias Forestales S.A.	U.S. Dollar	Banco BBVA - Argentina	—	—	10,016	—		—	—
—	Arauco do Brasil S.A.	Real	Banco HSBC- Brasil	53	—	—	—	157	—	—
—	Arauco do Brasil S.A.	Real	Banco Bradesco	173	—	—	—	484	—	—
—	Arauco do Brasil S.A.	Real	Banco do Brasil - Brasil	4,419	—	—	—	—	—	—
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim - Brasil	70	—	—	733	1,218	2,765	714
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	189	—	—	94	—	—	—
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	3,124	—	—	—	—	—	—
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	—	25	20	—	242	—	—
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim - Brasil	6	—	—	26	82	282	80
—	Arauco do Brasil S.A.	Real	Banco Itau -Brasil	67	—	—	—	174	—	—
—	Arauco do Brasil S.A.	Real	Banco Itau -Brasil	37	—	—	—	119	—	—
—	Arauco do Brasil S.A.	Real	Banco Itau -Brasil	280	—	—	—	966	—	—
—	Arauco Forest Brasil S.A.	Real	Banco Itau -Brasil	281	—	—	—	771	—	—
—	Arauco Forest Brasil S.A.	Real	Banco Santander-Brasil	2,789	—	—	—	—	—	—
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco Estado-Chile	50,086	—	—	—	—	—	—
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	20,025	—	—	—	—	—	—
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	—	—	212	204,272	—	—	—
—	Industrias Forestales S.A.	U.S. Dollar	-Banco Galicia- Argentina	—	5,013	—	—	—	—	—
—	Industrias Forestales S.A.	U.S. Dollar	Citibank-Argentina	—	—	5,010	—	—	—	—
—	Arauco do Brasil S.A.	Real	Fundo de Desenvolvimiento Econom. - Brasil	72	—	—	—	—	264	—
76.721.630-0	Forestal Rio Grande S.A.	U.S. Dollar	J.P.Morgan - Estados Unidos	9,442	—	25,713	34,478	—	—	—

			Total	91,383	29,464	64,971	338,450	77,008	3,311	794

Total		Type of Amortizatión	Effective Rate %	Nominal Rate
Current ThU.S.$	Non Current ThU.S.$
127	207	Monthly	TJLP + 1,2%	TJLP + 1,2%
143	139	Monthly	TJLP + 1,2%	TJLP + 1,2%
48,426	171,296	(l) semmianual; (k) semmianually from 2011	Libor 6 months + 0,2%	Libor 6 months + 0,2%
10,016	0	Maturity	0.95%	0.95%
53	157	Maturity	5.50%	5.50%
173	484	Maturity	5.50%	5.50%
4,419	—	Maturity	6.75%	6.75%
70	5,430	Monthly	TJLP + 3,80%	TJLP + 3,80%
189	94	Maturity	TJLP + 1,10%	TJLP + 1,10%
3,124	—	Monthly	11.25%	11.25%
45	242	Monthly	8.70%	8.70%
6	470	Maturity	3.30%	3.30%
67	174	Monthly	4.50%	4.50%
37	119	Maturity	5.50%	5.50%
280	966	Maturity	8.70%	8.70%
281	771	Maturity	4.50%	4.50%
2,789	—	Maturity	6.75%	6.75%
50,086	—	Maturity	0.93%	0.93%
20,025	—	Maturity	0.37%	0.37%
212	204,272	Maturity	1.59%	1.59%
5,013	—	Maturity	1.10%	1.10%
5,010	—	Maturity	1.00%	1.00%
72	264	Monthly	0%	0%
35,155	34,478	Quarterly	Libor 3 months + 0,375%	Libor 3 months + 0,375%

185,818	419,563

				Maturity
Tax ID	Name	Currency	Name-country Bonds obligation	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 Years ThU.S.$	3 to 5 Years ThU.S.$	5 to 7 Years ThU.S.$	more than 7 years ThU.S.$
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-E	—	—	14,370	29,664	—	—	—
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	—	—	2,107	25,283	25,283	25,283	359,903
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-H	—	640	—	88,171	—	—	—
93.458.000-2	Celulosa Arauco y Constitución S.A.	UF	Barau-J	—	2,308	—	19,381	19,381	19,381	233,876
—	Alto Paraná S.A.	Dólares	Bono 144 A - Argentina	—	—	1,004	34,425	34,425	275,789	—
93.458.000-1	Celulosa Arauco y Constitución S.A.	Dólares	Yankee Bonds 2019	15,205	—	—	72,500	72,500	72,500	530,405
93.458.000-1	Celulosa Arauco y Constitución S.A.	Dólares	Yankee Bonds 2a Emisión	—	2,734	—	18,750	18,750	133,987	—
93.458.000-1	Celulosa Arauco y Constitución S.A.	Dólares	Yankee Bonds 5a Emisión	7,303	—	—	314,631	—	—	—
93.458.000-1	Celulosa Arauco y Constitución S.A.	Dólares	Yankee Bonds 6a Emisión	—	—	4,047	41,625	378,412	—	—
93.458.000-1	Celulosa Arauco y Constitución S.A.	Dólares	Yankee 2021	—	8,889	—	40,000	40,000	40,000	442,850

			Total	22,508	14,571	21,528	684,430	588,751	566,940	1,567,034

Total		Type of Amortizatión	Effective Rate %	Nominal Rate
Current ThU.S.$	Non Current ThU.S.$
14,370	29,664	(l) semmianual; (k) maturity	4.02%	4.00%
2,107	435,752	(l) semmianual; (k) maturity	4.24%	4.25%
640	88,171	(l) semmianual; (k) maturity	2.40%	2.25%
2,308	292,019	(l) semmianual; (k) maturity	3.23%	3.22%
1,004	344,639	(l) semmianual; (k) maturity	6.39%	6.38%
15,205	747,905	(l) semmianual; (k) maturity	7.26%	7.25%
2,734	171,487	(l) semmianual; (k) maturity	7.50%	7.50%
7,303	314,631	(l) semmianual; (k) maturity	5.14%	5.13%
4,047	420,037	(l) semmianual; (k) maturity	5.64%	5.63%
8,889	562,850	(l) semmianual; (k) maturity	5.02%	5.00%

58,607	3,407,155

				Maturity
Tax ID	Name	Currency	Name-country Lease	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 Years ThU.S.$	3 to 5 Years ThU.S.$	5 to 7 Years ThU.S.$	more than 7 years ThU.S.$
82.152.700-7	Bosques Arauco S.A.	UF	Banco Santander Chile - 97.036.000-K	6	12	28	—	—	—	—

			Total	6	12	28	0	0	0	0

Total		Type of Amortizatión	Effective Rate %	Nominal Rate
Current ThU.S.$	Non Current ThU.S.$
46	—	Monthly	4.50%	4.50%

46	0

(!)	Arauco’ politics considered to meet with all Accounts payable related to or third parties (see Note 13), no later than 30 days.

December 31, 2010 (1):

				Maturity
Tax ID	Name	Currency	Name-country Loans with banks	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 Years ThU.S.$	3 to 5 Years ThU.S.$	5 to 7 Years ThU.S.$	more than 7 years ThU.S.$
—	Arauco Do Brasil S.A.	Real	Banco Alfa - Brasil	144	—	—		369	—	—
	Arauco Do Brasil S.A.	Real	Banco Alfa - Brasil	161	—	—	345	—	—	—

93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco BBVA - Estados Unidos	—	260	24,000	98,361	97,102	24,156	—
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Bunco BBVA	30,001	—	—	—	—	—	—
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	American Express	495	—	—	—			—
—	Arauco do Brasil S.A.	Real	Banco do Brasil - Brasil	—	8,905	—	—		—	—
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim - Brasil	82	—	—	—	695	2,612	2,097
	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	213	—	—	380	—	—	—
	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	137	—	2,501	4,158		—	—
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim - Brasil	6	—	—	—	65	239	223
—	Arauco do Brasil S.A.	Real	Banco Itau -Brasil	71	—	—	—	271	—	—
	Arauco Forest Brasil S.A.	Real	Banco Itau -Brasil	186	—	—	—	647	—	—
—	Arauco do Brasil S.A.	Real	Fundo de Desenvolvimiento Econom. - Brasil	81	—	—	—	—	358	—
76.721.630-0	Forestal Rio Grande S.A.	U.S. Dollar	J.P.Morgan - Estados Unidos	9,860	—	25,713	69,094	—	—	—

			Total	41,437	9,165	52,214	172,338	99,149	27,365	2,320

Total		Type of Amortizatión	Effective Rate %	Nominal Rate
Current ThU.S.$	Non Current ThU.S.$
144	369	Monthly	TJLP + 1,2%	TJLP + 1,2%
161	345	Monthly	TJLP + 1,2%	TJLP + 1,2%
24,260	219,619	(l) semmianual; (k) semmianually from 2011	Libor 6 months + 0,2%	Libor 6 monthss + 0,2%
30,001	—	Maturity	0.26%	0.26%
495	—	Maturity	0.00%	0.00%
8,905	—	Maturity	6.75%	6.75%
82	5,404	Monthly	TJLP + 3,80%	TJLP + 3,80%
213	380	Maturity	11.25%	11.25%
2,638	4,158	Monthly	TJLP + 3,80%	TJLP + 3,80%
6	527	Maturity	11.25%	11.25%
71	271	Monthly	143% do CDI	143% do CDI
186	647	Maturity	4.50%	4.50%
81	358	Monthly	0%	0%
35,573	69,094	Quarterly	Libor 3 months + 0,375%	Libor 3 months + 0,375%

102,816	301,172

				Maturity
Tax ID	Name	Currency	Name-country Bonds obligation	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 Years ThU.S.$	3 to 5 Years ThU.S.$	5 to 7 Years ThU.S.$	more than 7 years ThU.S.$
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-E	—	—	303	32,731	15,459	—	—
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	—	—	2,250	26,994	26,993	26,993	397,918
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-H	—	684	—	4,103	91,904	—	—
93.458.000-2	Celulosa Arauco y Constitución S.A.	UF	Barau-J		2,422	—	20,692	20,692	20,692	260,037
—	Alto Paraná S.A.	U.S. Dollar	Bono 144 A - Argentina	1,004	—	—	34,425	34,425	292,482	—
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2019	15,205	—	—	72,500	72,500	72,500	565,887
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2a Emisión	—	2,734	—	18,750	18,750	142,808	—
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 4a Emisión	—	8,914	386,558	—	—	—	—
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 5a Emisión	7,303	—	—	329,510	—	—	—
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 6a Emisión	—	—	4,047	41,625	398,627	—	—
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	5,556	—	—	40,000	40,000	40,000	462,661

			Total	29,068	14,754	393,158	621,330	719,350	595,475	1,686,503

Total		Type of Amortizatión	Effective Rate %	Nominal Rate
Current ThU.S.$	Non Current ThU.S.$
303	48,190	(l) semmianual; (k) maturity	4.02%	4.00%
2,250	478,898	(l) semmianual; (k) maturity	4.24%	4.25%
684	96,007	(l) semmianual; (k) maturity	2.40%	2.25%
2,422	322,113	(l) semmianual; (k) maturity	3.23%	3.22%
1,004	361,332	(l) semmianual; (k) maturity	6.39%	6.38%
15,205	783,387	(l) semmianual; (k) maturity	7.26%	7.25%
2,734	180,308	(l) semmianual; (k) maturity	7.50%	7.50%
395,472	—	(l) semmianual; (k) maturity	7.77%	7.75%
7,303	329,510	(l) semmianual; (k) maturity	5.14%	5.13%
4,047	440,252	(l) semmianual; (k) maturity	5.64%	5.63%
5,556	582,661	(l) semmianual; (k) maturity	5.02%	5.00%

436,980	3,622,658

				Maturity
Tax ID	Name	Currency	Name-country Lease	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 Years ThU.S.$	3 to 5 Years ThU.S.$	5 to 7 Years ThU.S.$	more than 7 years ThU.S.$
82.152.700-7	Bosques Arauco S.A.	UF	Banco Santander Chile - 97.036.000-k	27	54	250	49	—	—	—
96.567.940-5	Forestal Valdivia S.A.	UF	Banco Santander Chile - 97.036.000-k	13	—	—	—	—	—	—

			Total	40	54	250	49	0	0	0

Total		Type of Amortizatión	Effective Rate %	Nominal Rate
Current ThU.S.$	Non Current ThU.S.$
331	49	Monthly	4.50%	4.50%
13	—	Monthly	4.50%	4.50%

344	49

(!)	Arauco’ politics considered to meet with all Accounts payable related to or third parties (see Note 13), no later than 30 days.

Guarantees given

As of the date of these financial statements, Arauco holds about U.S.$15 million as financial assets passed to third parties (beneficiaries), as a direct guarantee. If Arauco does not meet its obligation, the beneficiaries can seek relief under the warranty.

As of December 31, 2011, the assets covered by an indirect guarantee amounted to U.S.$999 million. The indirect guarantees are given to protect the obligation assumed by a third party, either a related company or an unrelated company (the buy-back operations that guarantee the obligation of forest service enterprises amounted to U.S.$52 million, which in the event of default, Arauco can cancel the obligation to obtain the asset exchange contract).

On September 29, 2011, Arauco signed a Security Agreement under which awarded a joint and not several guarantee limited to 50% of the obligations Uruguayan companies (joint ventures) called Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A., under the IDB Facility Agreement by the amount of U.S.$454,000,000 and the Finnevera Guaranteed Facility Agreement in the amount of U.S.$900,000,000. Both loan agreements were signed with the International Development Bank. Such guarantee is reflected in the table below, under indirect guarantees.

Direct and indirect guarantees granted by Arauco:

Direct:
Subsidiary reporting	Guarantee	Involved assets	Currency	ThU.S.$	Creditor of the guarantee
Arauco Forest do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	92	Banco Itaú BBA S.A.
Arauco Forest do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	466	Banco Itaú BBA S.A.
Arauco Forest do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	181	Banco Itaú BBA S.A.
Arauco Forest do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	512	Banco Itaú BBA S.A.
Arauco Forest do Brasil S.A.	Guarantee Letter	—	US Dollar	4,801	Banco Votorantim S.A.
Arauco Forest do Brasil S.A.	Guarantee Letter	—	US Dollar	2,747	Banco Santander S.A.
Arauco do Brasil S.A	Equipment	Property, plant and equipment	US Dollar	570	Banco Alfa S.A.
Arauco do Brasil S.A	Equipment	Property, plant and equipment	US Dollar	504	Banco Alfa S.A.
Arauco do Brasil S.A	Equipment	Property, plant and equipment	US Dollar	748	Banco Votorantim S.A.
Arauco do Brasil S.A	Equipment	Property, plant and equipment	US Dollar	284	Banco Votorantim S.A.
Arauco do Brasil S.A	Equipment	Property, plant and equipment	US Dollar	683	Banco Bradesco S.A.
Arauco do Brasil S.A	Equipment	Property, plant and equipment	US Dollar	235	Banco HSBC Bank Brasil S.A.
Arauco do Brasil S.A	Equipment	Property, plant and equipment	US Dollar	303	Banco Itaú BBA S.A.
Arauco do Brasil S.A	Equipment	Property, plant and equipment	US Dollar	1,556	Banco Itaú BBA S.A.
Arauco do Brasil S.A	Equipment	Property, plant and equipment	US Dollar	164	Banco Itaú BBA S.A.
Arauco do Brasil S.A	Equipment	Property, plant and equipment	US Dollar	789	Banco do Brasil S.A.

		Total		14,675

Indirect:
Subsidiary reporting	Guarantee	Involved assets	Currency	ThU.S.$	Creditor of the guarantee
Celulosa Arauco S.A	Not joint and cumulative guarantee	—	US Dollar	677,000	Montes del Plata
Celulosa Arauco S.A	Full Guarantee	—	US Dollar	270,000	Alto Paraná (Bonds Holders 144 A)
Bosques Arauco S.A	Buy-back	—	UF	2,040	Leasing Banco Santander
Bosques Arauco S.A	Buy-back	—	UF	1,421	Leasing Banco de Chile
Forestal Valdivia S.A	Buy-back	—	UF	480	Leasing Banco Santander
Forestal Valdivia S.A	Buy-back	—	UF	895	Leasing Banco de Chile
Forestal Celco S.A	Buy-back	—	UF	13,086	Banco Santander Santiago
Forestal Celco S.A	Buy-back	—	UF	34,037	Banco de Chile
		Total		998,959

Type of Risk: Market Risk – Exchange Rate

Description

This risk arises from the probability of being affected by losses from fluctuations in exchange rate in currencies in which assets and liabilities are denominated, in a functional currency different than the one defined by Arauco.

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

Sensitivity analysis considers a variation of + / - 10% of the exchange rate as of December 31, 2011 over the Chilean Peso. This fluctuation range is considered possible given current market conditions at the closing date. With all other variables at a constant rate, a U.S. Dollar exchange rate variation of + / - 10% in relation to the Chilean Peso would mean an EBITDA an annual variation of + / - 0.01% (equivalent to ThU.S.$102.31), on the income after tax and + / - 1.06% (equivalent to ThU.S.$3,711.27) and 0.04% on equity (equivalent to ThU.S.$3,043.08).

The main financial instruments subject to exchange rate risk are local bonds issued in UF. These are not covered by swaps described in the Hedging chapter.

	December 2011	December 2010
Bonds Issued in UF (E Series) (*)	—	1,000,000
Bonds Issued in UF (F Series) (*)	—	2,000,000

(*)	Arauco placed an E series bond in November 2008 for an amount of 1,000,000 UF at an annual rate of 4.00% payable semi-annually.

Additionally, a sensitivity analysis is carried out assuming a variation of + / - 10% in the closing exchange rate on the Brazilian real, which is considered a possible range of fluctuation given the market conditions at the balance sheet date. With all the other variables constant, a variation of + / - 10% in the exchange rate of the dollar on the Brazilian real would mean a variation on the net income after tax + / - 0.11% (equivalent to ThU.S.$ 670) and a change on the heritage of + / - 0.01% (equivalent to ThU.S.$ 670).

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

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of December 31, 2011, 13% of the Company’s bonds and bank loans bear interest at variable rates. A change of + / - 10% interest rate, is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of + / - 0.32% (equivalent to ThU.S.$1,103.77) and + / - 0.01% (equivalent to ThU.S.$954.86) on equity.

	12-31-2011 ThU.S.$
Fixed rate	2,794,688	87.0%
Bonds issued	2,619,914
Loans with Banks (*)	174,728
Financial leasing	46
Variable rate	418,613	13.0%
Bonds issued	—
Loans with Banks	418,613
Total	3,213,301	100.0%

	12-31-2010 ThU.S.$
Fixed rate	3,197,239	92.7%
Bonds issued	3,051,620
Loans with Banks (*)	145,226
Financial leasing	393
Variable rate	252,330	7.3%
Bonds issued	252,330
Total	3,449,569	100.0%

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

As of December 31, 2011, operational income due to pulp sales accounted for 47.2% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

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

Sensitivity analysis considers a variation of + / - 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of + / - 10% in the average pulp price would mean an EBITDA annual variation of + / - 17.10% (equivalent to U.S.$103.92 million), on the income after tax and + / - 11.19% (equivalent to U.S.$54.50 million) and + / - 1.97% (equivalent to U.S.$143.98 million) on equity.

NOTE 24.	OPERATING SEGMENTS

Following below are the main products that provide ordinary income for each operational segment:

•	Pulp: The main products sold by this department are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), and pulp fluff.

•	Panels: The main products sold in this area are plywood panels, MDF panels (medium density fiberboard), Hardboard Panels, PBO Panels and MDF Moldings.

•	Sawn Timber: The range of products sold by this business unit includes different sizes of sawn wood and remanufactured products such as moldings, precut pieces and finger joints, among others.

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

Arauco has six plants, five in Chile and one in Argentina, and they have a total production capacity of approximately 3.2 million tons per year. Pulp is sold in more than 40 countries, mainly in Asia and Europe.

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

Furthermore, the company has 5 remanufacturing plants, 4 in Chile and 1 in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces. These products are sold in more than 28 countries.

Forestry

The Forestry Division is Arauco’s core business. It provides raw material for all products manufactured and sold by the Company. By directly controlling the growth of the forests to be processed, Arauco guarantees itself quality wood for each of its products.

Arauco holds forestry assets distributed throughout Chile, Argentina and Brazil, reaching 1.6 million hectares, of which 980 thousand hectares are used for plantations, 405 thousand hectares for native forests, 153 thousand hectares for other uses and 59 thousand hectares are to be planted. Arauco’s principal plantations consist of radiata and taeda pine and in lesser degree of eucalyptus. These are species that have fast growth rates and short harvest cycles compared with other long fiber commercial woods.

Additionally, Arauco owns a forestry asset of 133 thousand hectares in Uruguay through a joint venture with Stora Enso, which is presented under Investment in associates and accounted for the equity method (see Note 15 and 16).

Summary financial information of assets, liabilities, income and results at the end of the year:

Year ended December 31, 2011	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Income due to ordinary activities from external customers	2,161,214	734,889	164,079	1,289,737	24,576		4,374,495		4,374,495
Ordinary activity income among segments	37,789	127	938,335	19,629	30,821		1,026,701	(1,026,701)	0

Financial income						24,589	24,589		24,589
Financial costs						(196,356)	(196,356)		(196,356)
Financial costs, net						(171,767)	(171,767)		(171,767)

Depreciation and amortizations	138,151	19,667	11,255	54,999	3,973	2,692	230,737		230,737
Sum of significant income accounts	160,075	110	230,324	3,446			393,955		393,955
Sum of significant expense accounts	16,791	11,701	16,503	12,123			57,118		57,118

Income (loss) of each specific segment	819,640	70,188	80,142	123,290	5,785	(478,259)	620,786		620,786

Company equity in profit and loss of associates and joint ventures through equity method

Associates						(1,012)	(1,012)		(1,012)
Joint ventures	740		(14,766)			3,141	(10,885)		(10,885)

Income tax expense						(152,499)	(152,499)		(152,499)

Non-monetary asset disbursements of the segment

Acquisition of property, plant and equipment and biological assets	251,607	78,270	171,913	232,613	1,786	956	737,145		737,145
Acquisition and contribution of investments in associates and joint venture	162,256		256,167			8,306	426,729		426,729

Nationality of Ordinary Income
Ordinary income (Chilean companies)	1,909,154	671,398	96,523	688,730	720		3,366,525		3,366,525
Ordinary income - foreign (Foreign companies)	252,060	63,491	67,556	601,007	23,856		1,007,970		1,007,970
Total Ordinary Income	2,161,214	734,889	164,079	1,289,737	24,576		4,374,495		4,374,495

Year ended December 31, 2011	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	4,106,367	573,776	5,429,476	1,584,328	46,379	730,771	12,471,084	(13,362)	12,457,722

Investments accounted through equity method
Associates			218,972			120,325	339,297		339,297
Joint Ventures	194,551		329,357			23,501	547,409		547,409
Segment liabilities	69,426	54,004	134,171	263,375	14,119	4,804,930	5,427,572		5,427,572

Chile	2,706,137	285,880	3,475,637	386,112	22	185,270	7,039,058	1,367	7,040,425
Foreign	669,833	23,443	1,449,220	667,069	33,435	111,637	2,954,637		2,954,637
Non-current assets, Total	3,375,970	309,323	4,924,857	1,053,181	33,457	296,907	9,993,695	1,367	9,995,062

Year ended December 31, 2010	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Income due to ordinary activities from external customers	1,866,517	620,816	156,217	1,102,360	21,474		3,767,384		3,767,384
Ordinary activity income among segments	29,340	44,753	663,524	16,592	23,741		777,950	(777,950)	0

Financial income						15,761	15,761		15,761
Financial costs						(207,519)	(207,519)		(207,519)
Financial costs, net						(191,758)	(191,758)		(191,758)

Depreciation and amortizations	145,254	18,833	10,211	52,764	3,891	2,702	233,655		233,655
Sum of significant income accounts	116,666	2,672	221,501	5,838			346,677		346,677
Sum of significant expense accounts	3,829	7,058	11,392	2,979	296		25,554		25,554

Income (loss) of each specific segment	891,802	64,774	94,639	172,920	3,037	(526,423)	700,749		700,749

Company equity in profit and loss of associates and joint ventures through equity method

Associates						1,906	1,906		1,906
Joint ventures	(1,117)		(6,988)			(1,494)	(9,599)		(9,599)

Income tax expense						(198,018)	(198,018)		(198,018)

Non-monetary asset disbursements of the segment

Acquisition of property, plant and equipment and biological assets	312,258	55,224	192,199	72,281	1,358	466	633,786		633,786
Acquisition and contribution of investments in associates and joint venture	9,650		29,909	6,977		8,000	54,536		54,536

Nationality of Ordinary Income
Ordinary income (Chilean companies)	1,599,750	561,495	100,342	577,166	1,525		2,840,278		2,840,278
Ordinary income - foreign (Foreign companies)	266,767	59,321	55,875	525,194	19,949		927,106		927,106
Total Ordinary Income	1,866,517	620,816	156,217	1,102,360	21,474		3,767,384		3,767,384

Year ending December 31, 2010	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	3,840,362	546,386	5,237,801	1,438,486	50,120	1,412,275	12,525,430	(19,098)	12,506,332

Investments accounted through equity method
Associates						114,155	114,155		114,155
Joint Ventures	33,588		328,622			21,839	384,049		384,049
Segment liabilities	153,270	54,132	112,374	256,864	13,469	5,075,648	5,665,757		5,665,757

Chile	2,594,804	234,382	3,425,316	295,677	1,978	225,815	6,777,972	2,486	6,780,458
Foreign	531,107	31,550	1,242,324	644,501	35,367	88,909	2,573,758		2,573,758
Non-current assets, Total	3,125,911	265,932	4,667,640	940,178	37,345	314,724	9,351,730	2,486	9,354,216

Year ended December 31, 2009	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Income due to ordinary activities from external customers	1,674,412	493,379	89,488	826,022	14,147		3,097,448		3,097,448
Ordinary activity income among segments	19,920	2,974	665,057	34,472	26,009		748,432	(748,432)	0

Financial income						19,313	19,313		19,313
Financial costs						(193,872)	(193,872)		(193,872)
Financial costs, net						(174,559)	(174,559)		(174,559)

Depreciation and amortizations	135,849	19,797	7,518	40,543	3,704		207,411		207,411
Sum of significant income accounts			220,570	673			221,243		221,243
Sum of significant expense accounts	3,399	7,755	4,314	342			15,810		15,810

Income (loss) of each specific segment	320,161	(5,834)	191,000	83,539	256	(284,527)	304,596		304,596

Company equity in profit and loss of associates and joint ventures through equity method

Associates						4,084	4,084		4,084
Joint ventures	183		26			2,328	2,537		(2,537)

Income tax expense						(53,537)	(53,537)		(53,537)

Non-monetary asset disbursements of the segment

Acquisition of property, plant and equipment and biological assets	167,560	33,193	131,479	32,622	2,010	1,667	368,531		368,531
Acquisition and contribution of investments in associates and joint venture			117,585	164,088		20,719	302,390		302,390

Nationality of Ordinary Income
Ordinary income (Chilean companies)	1,483,774	448,452	51,242	503,747	1,008		2,488,223		2,488,223
Ordinary income - foreign (Foreign companies)	190,638	44,927	38,246	322,275	13,139		609,225		609,225
Total Ordinary Income	1,674,412	493,379	89,488	826,022	14,147		3,097,448		3,097,448

NOTE 25.	OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

Current non-financial assets	12-31-2011 T.hU.S.$	12-31-2010 T.hU.S.$
Current roads to amortize	66,667	64,691
Prepayment to amortize (insurance and others minor)	22,059	13,178
Recoverable taxes (Relating to purchases)	111,782	85,736
Other current non financial assets	6,688	13,535
Total	207,196	177,140

Non current non-financial assets	12-31-2011 T.hU.S.$	12-31-2010 T.hU.S.$
Non Current roads to amortize	76,678	41,303
Guarantee values	3,208	4,619
Recoverable taxes (Relating to purchases)	12,573	—
Other non current non financial assets	7,442	6,430
Total	99,901	52,352

Current non financial liabilities	12-31-2011 T.hU.S.$	12-31-2010 T.hU.S.$
Provision of minimum dividend (1)	161,707	182,828
ICMS tax payable	18,615	8,697
Other tax payable	31,488	9,034
Other Current non financial liabilities	7,382	10,397
Total	219,192	210,956

(1)	Provision includes a minimum dividend of subsidiary minority.

Non current non financial liabilities	12-31-2011 T.hU.S.$	12-31-2010 T.hU.S.$
ICMS tax payable	120,235	132,246
Other non current non financial liabilities	4,354	1,959
Total	124,589	134,205

NOTE 26.	DISTRIBUTABLE NET INCOME AND EARNINGS PER SHARE

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

The following table details adjustments made for the determination of distributable net income as of December 31, 2011 and 2010 corresponding to 40% of the distributable net income for each period:

Distributable Net Profit ThU.S.$
Income attributable to the Parent Company at 12/31/2011	612,553
Adjustments
Biological Assets
Unrealized	(229,889)
Realized	253,019
Deferred income taxes	(11,770)
Total adjustments	11,360
Distributable Net Income at 12/31/2011	623,913

Distributable Net Profit ThU.S.$
Income attributable to the Parent Company at 12/31/2010	694,750
Adjustments
Biological Assets
Unrealized	(221,502)
Realized	200,320
Deferred income taxes	(1,744)
Biological Assets (net)	(22,926)
Negative Goodwill	(1,113)
Total adjustments	(24,039)
Distributable Net Income at 12/31/2010	670,711

As a general matter, the Company expects to maintain its policy on dividends, for all future tax periods, with around 40% of net income to be distributed for each tax year, but will also consider the alternative of distributing a provisional dividend at year end.

Other non-current financial liabilities included in the Consolidated Balance Sheet dated December 31, 2011 shows ThU.S.$219,192 and ThU.S.$161,568 correspond to the provision of minimum dividend for the year 2011, discounting the interim dividend of ThU.S.$87,997 paid as of December 13, 2011.

Earnings per share

The earnings per share are calculated by dividing the income attributable to shareholders of the Company with the weighted average of outstanding common shares. Arauco has no dilutive shares.

Gains (losses) per Shares	2011 ThU.S.$	2010 ThU.S.$
Gain (loss) attributable to holders of instruments in net equity participation of the Controller	612,553	694,750
Weighted average of number of shares, basic	113,152,446	113,152,446
Gain (loss) per share (U.S.$ per share)	5.41	6.14

NOTE 26.	EVENTS AFTER REPORTING PERIOD

1) On April 26, 2012, the Company placed bonds in the local market. Such bonds were not printed, they were issued to the bearer, and their most relevant conditions are the following:

1. “P” Series Bonds, issued against the Company’s bond line approved by the Board on April 9, 2009, and registered in the Securities Registry of the Superintendence of Securities and Insurance under No. 588, on June 4, 2009. Likewise, the abovementioned series was approved by the Board on October 25, 2011, and it is recorded in Official Letter No. 30,212 of the abovementioned Superintendence, dated November 23, 2011.

This placement was made for an aggregate amount of 5,000,000 Unidades de Fomento (“UF”) for a 21-year term. The interests shall be accrued as of November 15, 2011, and will be paid bi-annually, on May 15 and November 15 of each year, as of May 15, 2012. The capital will be amortized in 22 installments, payable bi-annually on May 15 and November 15 each year, as of May 15, 2022 and up to November 15, 2032.

The issuance reached a placement rate of 3.88%.

The “P” Series Bonds shall accrue, over the non-paid capital, expressed in UF, a coupon interest of 4% per year, compounded, mature, calculated over the basis of two equal 180 day semesters, equal to a rate of 1.9804% per semester.

2. This series of bonds a local risk classification of AA.

3. The agent that placed the placement was IM Trust S.A., Stock Brokers, a company with which there is no ownership relation.

4. The spread over the bond issued Central Bank of Chile in UF (BCU”) at 20 years for “P” Series, was of 110 base points.

5. Other relevant conditions of the bonds are the following:

i) The “P” Series Bonds may be recovered as of November 15, 2014.

ii) The Bonds will have no collateral

iii) The funds from the abovementioned placement will be used, in approximately 70%, to finance Arauco’s investments and/or those of its related entities, and, in approximately 30%, to the payment and prepayment of the Company’s or its related entities’ short or long term liabilities, whether expressed in national or foreign currency.

It is estimated that the abovementioned bond placement shall have no significant effects in the company’s income statements.

2) On January 4, 2012, Celulosa Arauco y Constitución S.A. has set the price and conditions of the bonds that will be issued in the United States of America on January 11, 2012, in the principal amount of US$500,000,000. The term of the bonds is 10 years. The interest rate is 4.75% per annum. The principal will be repaid on the date of maturity of the bonds, which is January 11, 2022, while interest will be payable on a semi-annual basis.

The funds resulting from this issuance will be used to refinance the Company’s indebtedness and for other corporate purposes.

3) On December 31, 2011, a number of forest fires have erupted in the region of Bío Bío. As a result of the high temperatures and strong winds, the forest fires have spread considerably, affecting Arauco’s forestry affiliates’ plantations and, as of early this morning, the Nueva Aldea Industrial Forestry Complex located in the Commune of Ranquil (the “Nueva Aldea Complex”).

As of today, the blaze has affected about four thousand hectares of Arauco’s forest plantations.

On the other hand, and as mentioned above, the forest fires reached the Nueva Aldea Complex, materially affecting the panel mill, which has an annual production capacity of 450,000 cubic meters.

The fire has not affected other Nueva Aldea Complex facilities, which include, in addition to the panel mill, a pulp mill, a logging mill, a saw mill and biomass-based power plants. All possible preventive measures have been taken to prevent the fire from reaching these industrial units, which is why the fire has only affected the panel mill.

As a preventive measure, Arauco has shutdown all industrial facilities of the Nueva Aldea Complex, safeguarding the safety and protection of its workers from the very beginning. Until now, no casualties have been reported.

Arauco is currently assessing the damages related to these forest fires and is not yet able to quantify the effect that this event will have on the Company’s results.

Finally, it should be noted that the plantation forests as well as the industrial assets are covered by insurance policies.

4) The authorization of the issuance and publication of these Consolidated Financial Statements for the year ended on December 31, 2011 was approved on the Company’s Number 463 Extraordinary Board of Directors Meeting held on March 5, 2012.

After December 31, 2011 and until date of issuance of these financial statements , there have been no other event of financial or other nature to inform.