Form 20-F
period 2012-12-31
ARAUCO & CONSTITUTION PULP INC
filed 2013-04-30
CIK 1004156

As filed with the Securities and Exchange Commission on April 30, 2013

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR

15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

Commission File Number: 33-99720

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

(Exact name of Registrant as specified in its charter)

Arauco and Constitution Pulp Inc.

(Translation of Registrant’s name into English)

Republic of Chile

(Jurisdiction of incorporation or organization)

Avenida El Golf 150

14th Floor

Las Condes, Santiago

Chile

(Address of principal executive offices)

Gianfranco Truffello

Tel.: 56-2-24617221 • E-mail: gtruffello@arauco.cl

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
4.75% Notes due 2022

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

CERTAIN TERMS AND CONVENTIONS

Celulosa Arauco y Constitución S.A. is a corporation (sociedad anónima) organized under the laws of the Republic of Chile, and subject to certain rules applicable to Chilean public corporations (sociedades anónimas abiertas). Except where otherwise specified or the context otherwise requires, when we refer to the “Company,” “Arauco” or “we,” in this annual report, we mean Celulosa Arauco y Constitución S.A. and its consolidated subsidiaries. When we refer to “Chile,” we mean the Republic of Chile; when we refer to “Argentina,” we mean the Argentine Republic; when we refer to “Brazil,” we mean the Federative Republic of Brazil; when we refer to “the U.S.,” “U.S.A.,” or “the United States,” we mean the United States of America; and when we refer to “Uruguay,” we mean the Oriental Republic of Uruguay. All references to “tons” or “tonnes” are to metric tons (1,000 kilograms), which equal 2,204.7 pounds. One “hectare” equals 10,000 square meters or 2.471 acres. Discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

Unless otherwise specified, all references to “$”, “U.S.$”, “U.S. dollars” or “dollars” are to United States dollars; references to “Chilean pesos” or “Ch$” are to Chilean pesos; references to “Argentine pesos” or “AR$” are to Argentine pesos; references to “Brazilian reals” or “R$” are to Brazilian reals; references to “€” or “euro” are to the euro, the single European currency established pursuant to the European Economic and Monetary Union; and references to “UF” are to Unidades de Fomento. The UF is a unit of account that is linked to, and adjusted daily to reflect changes in, the Chilean consumer price index reported by the Chilean National Institute of Statistics (Instituto Nacional de Estadísticas). As of December 31, 2012, one UF equaled U.S.$47.59 and Ch$22,840.75.

PRESENTATION OF FINANCIAL DATA

This report includes the audited consolidated financial statements of Arauco and our subsidiaries as of December 31, 2012 and 2011 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2012, 2011 and 2010 (collectively, the “audited consolidated financial statements” or “financial statements”).

For your convenience, this annual report contains certain translations of Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, the U.S. dollar equivalent for information in Chilean pesos is based on the observed exchange rate reported by Banco Central de Chile, the Central Bank of Chile, which we refer to as the “Central Bank of Chile” or the “Central Bank.” The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. On December 31, 2012, the observed exchange rate for Chilean pesos was Ch$479.96 to U.S.$1.00, and on April 29, 2013, the observed exchange rate was Ch$472.05 to U.S.$1.00. You should not construe these translations as representations that the Chilean peso amounts actually represent such dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. See “Exchange Rates.” Unless otherwise specified, references to the devaluation or the appreciation of the Chilean peso against the U.S dollar are in nominal terms (without adjusting for inflation) based on the observed exchange rates published by the Central Bank of Chile for the relevant period.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial information as of December 31, 2008, 2009, 2010, 2011 and 2012 and for each of the five years then ended is derived from, should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements which have been prepared in accordance with the International Financial Reporting Standards or “IFRS”, as issued by the International Accounting Standards Board (“IASB”).

	As of and for the year ended December 31,(1)
	2008	2009	2010	2011	2012
	(in thousands of U.S.$, except ratios and per share data)
INCOME STATEMENT DATA
Revenue	3,713,893	3,097,448	3,767,384	4,374,495	4,280,302
Cost of sales	(2,331,854)	(2,152,535)	(2,276,446)	(2,882,455)	(3,148,518)
Gross profit	1,382,039	944,913	1,490,938	1,492,040	1,131,784
Other income	104,270	181,383	378,480	475,014	390,506
Distribution costs	(455,197)	(374,641)	(381,933)	(477,628)	(451,846)
Administrative expenses	(259,025)	(249,340)	(323,916)	(415,521)	(474,025)
Other expenses	(50,782)	(57,978)	(49,063)	(90,313)	(80,401))
Other gains (losses)	(444)	64,102	0	0	16,133
Finance income	19,408	19,313	15,761	24,589	17,778
Finance costs	(175,241)	(193,872)	(207,519)	(196,356)	(233,703)
Share of profit (loss) of associates and joint ventures accounted for using equity method	5,839	6,621	(7,693)	(11,897)	14,253
Exchange rate differences	(67,778)	17,632	(16,288)	(26,643)	(18,858)
Income before income tax	503,089	358,133	898,767	773,285	311,621
Income tax	(98,044)	(53,537)	(198,018)	(152,499)	(171,150)

Net income	405,045	304,596	700,749	620,786	140,471
BALANCE SHEET DATA
Current assets	1,995,990	2,272,313	3,152,116	2,462,660	2,698,968
Property, plant and equipment	4,615,971	4,969,753	5,088,745	5,393,978	5,889,137
Biological assets(2)	3,652,433	3,757,528	3,790,958	3,744,584	3,726,186
Total assets	10,239,840	11,413,827	12,506,332	12,552,178	13,551,186
Total current liabilities	812,915	951,413	1,209,061	1,031,945	1,425,287
Total non-current liabilities	3,419,689	4,079,981	4,456,696	4,490,083	5,160,140
Total equity	6,007,236	6,382,433	6,840,575	7,030,150	6,965,759
CASH FLOW DATA
Net cash flow from operating activities	769,736	751,025	1,137,275	982,237	458,492
Net cash flow from investing activities	(466,731)	(717,291)	(669,414)	(1,208,857)	(1,027,039)
Net cash flow from financing activities	(378,484)	302,372	33,852	(481,184)	648,084

Net change in cash	(75,479)	336,106	501,713	(707,804)	79,537
OTHER FINANCIAL DATA
Capital expenditures(3)	432,398	362,690	595,520	748,272	628,563
Depreciation and amortization	189,256	207,415	233,655	230,737	252,381
Fair value cost of timber harvested	311,950	198,675	271,515	335,142	311,821
EBIT(4)	658,922	532,692	1,090,525	945,052	527,546
Adjusted EBITDA(4)	1,162,705	765,618	1,390,482	1,307,685	878,843
Adjusted EBITDA/total interest expense	6.63	3.95	6.70	6.66	3.76
Adjusted EBITDA/sales revenue	31.3%	24.7%	36.9%	29.9%	20.5%
Average debt(5)/EBITDA	—	3.82	2.39	2.55	4.33
Total debt(6)	2,651,943	3,202,919	3,449,569	3,213,301	4,400,515
Total debt(6)/ capitalization(7)	30.6%	33.4%	33.5%	31.4%	38.7%
Total debt(6)/ equity attributable to parent company	44.1%	51.1%	51.2%	46.3%	63.9%
Ratio of earnings to fixed charges(8)	3.6	2.7	5.1	4.8	2.1
Working capital(9)	1,183,075	1,320,900	1,943,055	1,430,715	1,273,681
Number of shares	113,152,446	113,152,446	113,152,446	113,152,446	113,152,446
Net income per share	3.58	2.66	6.14	5.41	1.20
Dividends paid	317,588	135,175	158,781	291,512	196,816
Dividends per share (U.S.$ per share)	2.81	1.19	1.40	2.58	1.74

(1)	See Note 5 to our audited financial statements for information on changes to accounting estimates and corrections to our financial statements.

(2)	Biological assets refer to our forests and long-standing trees.
(3)	Includes capital expenditures in respect of property, plant and equipment and biological assets accrued for the period. Excludes acquisition of companies.
(4)	Adjusted EBITDA is calculated by adding “fair value cost of timber harvested,” “exchange rate differences” and deducting “gain from changes in fair value of biological assets” to EBITDA. “Fair value cost of timber harvested” is a non-cash expense included in our cost of sales (as a component of raw materials) that represents the fair value of the wood harvested and sold from our own plantations, which is commonly excluded from the non-generally accepted accounting principles (non-GAAP) measures used by analysts to compare participants in our industry as it is a non-cash item (purchases of wood from third parties are cash expenses that are not included in “fair value cost of timber harvested”). “Gain from changes in fair value of biological assets” is a gain that does not represent a cash flow. We believe that Adjusted EBITDA provides investors with a useful supplemental indicator of the performance of our core business because (i) it cancels out the effects of fair value that are independent of the cost efficiency of our operating facilities and (ii) it excludes the effect of exchange rate differences, which are mainly derived from our debt instruments, and the effect of local costs as our functional currency is the U.S. dollar.

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

The following table presents, for the periods indicated, the reconciliation of EBIT, EBITDA and Adjusted EBITDA to net income. Since the filing date of our annual report on Form 20-F for the year ended December 31, 2010, we have revised the methodology that we use to calculate our non-GAAP financial measures. Although we believe that the methodology used to calculate the non-GAAP financial measures included in our filings on Form 20-F prior to April 30, 2012 was compliant with the requirements of Form 20-F, we believe that the revised methodology provides readers of our annual report with an improved understanding of our operational performance from a core business perspective. However, as a result of the modifications to our calculation methodology, the reconciliation table set forth below and certain amounts included therein are not directly comparable to those included in filings prior to April 30, 2012.

	As of and for the year ended December 31,
	2008	2009	2010	2011	2012
	(in thousands of U.S.$, except ratios and per share data)
Net income	405,045	304,596	700,749	620,786	140,471
(+) Financial costs	175,241	193,872	207,519	196,356	233,703
(-) Financial income	(19,408)	(19,313)	(15,761)	(24,589)	(17,778)
(+)Income Tax	98,044	53,537	198,018	152,499	171,150
EBIT	658,922	532,692	1,090,525	945,052	527,546
(+) Depreciation and amortization	189,256	207,415	233,655	230,737	252,381
EBITDA	848,178	740,107	1,324,180	1,175,789	779,927
(+) Fair value cost of timber harvested	311,950	198,675	271,515	335,142	311,821
(-) Gain from changes in fair value of biological assets	(65,201)	(155,532)	(221,501)	(229,889)	(231,763)

(+) Exchange rate differences	67,778	(17,632)	16,288	26,643	18,858

Adjusted EBITDA	1,162,705	765,618	1,390,482	1,307,685	878,843

(5)	Average debt is calculated as the average between the beginning and the end of the applicable year.
(6)	Total debt is calculated as the sum of other current financial liabilities and other non-current financial liabilities, less hedging instruments.
(7)	Capitalization is calculated as total debt, including accrued interest, plus equity attributable to the parent company.

(8)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest expense (including capitalized interest) and amortization of any discount and issuance costs related to our offerings of debt securities.
(9)	Working capital is calculated by subtracting current liabilities from current assets.

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

	Daily Observed Exchange Rate
Year Ended December 31,	High	Low	Average(1)	Period- End
	Ch$ per U.S.$
2008	676.75	431.22	521.79	636.45
2009	643.87	491.09	559.67	507.10
2010	549.17	468.01	510.22	468.01
2011	533.74	455.91	483.57	519.20
2012	519.69	469.65	486.59	479.96
Months (2012-2013)
November	484.48	476.20	480.56	480.39
December	481.28	474.36	477.11	479.96
January	475.47	470.67	472.28	471.44
February	473.60	470.67	472.42	472.96
March	474.82	471.1	472.48	472.03
April (through April 29)	477.74	466.50	472.17	472.05

Source: Central Bank of Chile

(1)	For each year, the average of the month-end exchange rates for the relevant year. For each month, the average daily exchange rate for the relevant month.

On April 29, 2013, the observed exchange rate was Ch$472.05 to U.S.$1.00.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains words such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Such statements constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the United States Private Securities Litigation Reform Act of 1995, as amended.

Forward-looking statements involve inherent risks and uncertainties. These forward-looking statements are based on current plans, estimates and projections; therefore, readers should not place undue reliance on them. Actual results could differ materially from those projected in such forward-looking statements because of various factors that may be beyond our control, including but not limited to our ability to service our debt, fund our working capital requirements, comply with financial covenants in certain of our debt instruments, fund and implement our capital expenditure programs and maintain our relationships with customers, as well as a change in control, the effects on us from competition, future demand for forestry, panels and wood products in the Chilean, Argentine, Brazilian, Uruguayan, and North American export markets, international prices for forestry and wood products, the condition of our forests, possible shortages of energy, including electricity, the state of the Chilean and world economies and manufacturing industries, the relative value of the Chilean peso compared to other currencies, inflation, increases in interest rates, the effects of earthquakes, floods, tsunamis or other catastrophic events and changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities. Forward-looking statements in this annual report speak only as of their dates, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

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

Prices for many of the products we sell can fluctuate significantly. The price of commodities such as pulp, panels and sawn timber has a high correlation with international prices. Consequently, the prices that we are able to charge for these products are highly dependent on prevailing international prices. Historically, such prices have been subject to substantial variation. For example, during the period from January 1, 2010 to December 31, 2012, the average price for Norscan bleached softwood kraft market pulp (pulp produced in Canada and Northern Europe sold to manufacturers of paper products delivered in Northern Europe, or NBSK), which is the benchmark for softwood bleached pulp, ranged from a low of U.S.$762.18 per tonne in September 2012 to a high of U.S.$1,023.1 per tonne in June 2011. During the last quarter of 2008 and the first quarter of 2009 there was a very rapid and significant reduction in the international prices of the products we sell and commodity prices in general as a result of the global financial crisis. In the second half of 2009, the international prices of the products we sell and commodity prices in general increased up to pre-financial crisis levels and continued at high levels in 2010 and the first half of 2011. In the second half of 2011, pulp prices started to decline. During 2012, prices for bleached hardwood kraft pulp increased steadily, but did not reach the 2011 average price. In 2012, the average price for NBSK continued to decline until September, increasing during the fourth quarter. The continuation of severe global economic conditions may continue to exert downward pressure on commodity prices, including the international prices of the products we sell, which could result in material and adverse declines in our revenues, results of operations and financial condition. We have no control over the factors that cause prices to change which include, among others:

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

We experience substantial worldwide competition in each of our geographical markets and in each of our product lines. Several of our competitors are larger than we are and have greater financial and other resources, which they could use to take steps that could materially and adversely affect our financial and competitive position. The pulp industry is sensitive to changes in industry capacity and producer inventories, as well as to cyclical changes in the world’s economies, all of which may significantly affect selling prices and, thereby, our profitability. One or more of these factors could materially and adversely affect our business, financial condition, results of operations and cash flows.

Global economic developments, and particularly economic developments in the Asian, European and U.S. economies, could have an adverse effect on the demand for our products, our financial condition, results of operations and cash flows.

The global economy, and in particular global industrial production, is the primary driver of demand for pulp, paper and wood products. Global industrial production dropped during the second half of 2008 and first half of 2009 due to the financial crisis and global economic conditions, resulting in a significant and widespread contraction in demand for pulp, paper and wood products. A continued decrease in the level of activity in either the domestic or the international markets within which we operate could adversely affect the demand and the price of our products and thus our cash flows and operational and financial results. Due to this downturn in global industrial production, our pulp segment experienced significant price declines in the last quarter of 2008 and the first quarter of 2009, which severely affected our results. In addition, the significant downturn in the home-building industry in the United States and Europe resulted in increased inventories of available new homes, significant declines in home prices, loss of home-equity values and loss of consumer confidence and demand. As a result of these events, our plywood and panel sales were adversely affected, continuing a downward trend both in volume and price across all markets. Our medium-density fiberboard molding sales also experienced a sharp decline in volume mainly due to the lower activity in the United States and Canadian construction markets. Our wood products segment, which is also highly dependent on the strength of the home-building industry, experienced decreases in its prices of and demand for its products. The decrease in demand of sawn timber products due primarily to the credit crisis and continued downturn in the real estate market in the United States resulted in our decision to close five sawmills in 2008 and 2009. These deteriorated market conditions also led us to close our Bossetti sawmill in Argentina in 2010.

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

Export sales of our sawn timber products to Asia accounted for 35.8% of our sales revenue in 2012 compared to 38.6% in 2011 and 36.3% in 2010 and export sales of our wood products to North America accounted for 38.8% of our sales revenue in 2012 compared to 36.7% in 2011 and 39.7% in 2010. Our business, financial condition, results of operations and cash flows could be materially and adversely affected if the economic conditions in Asia, Europe, the United States and elsewhere abroad deteriorate, and if we are unable to reallocate our sawn timber and other products to other markets on equally beneficial terms, which could require us to recognize additional impairment charges.

We depend on free international trade as well as economic and other conditions in our principal export markets.

In 2012, export sales, defined as sales out of the country where our goods were produced, accounted for 66.1% of our total sales revenues. During this period, 47.8% of our export sales were to customers in Asia, 21.7% to customers in North America, 15.3% to customers in Europe, 9.9% to customers in Central and South America and 5.4% to customers in other countries. As a result, our results of operations and cash flows depend, to a significant degree, on economic, political and regulatory conditions in our principal export markets. Our ability to compete effectively in our export markets could be materially and adversely affected by a number of factors beyond our control, including deterioration in macroeconomic conditions, exchange rate volatility, government subsidies, and the imposition of increased tariffs or other trade barriers. If our ability to sell our products competitively in one or more of our principal export markets were impaired by any of these developments, it might be difficult to re-allocate our products to other markets on equally favorable terms and our business, financial condition, results of operations and cash flows might be adversely affected.

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

The suspension of our operations in Chile resulted in significant asset impairment charges due to earthquake-related damage to property and inventories as well as a significant decrease in our sales volumes due to plant closures which had an adverse effect on our results of operations and cash flows. Our insurance policies provided coverage for damages to our property, plant, equipment and inventories and for business interruption caused by such damages up to an aggregate amount of U.S.$650 million, with a deductible of U.S.$3 million for property damage and a deductible of 21 days for business interruption. On November 15, 2011, we and the insurers accepted the final report of the insurance adjusters. In accordance with such final report, as of December 31, 2012, we received a total recovery of U.S.$532.0 million. We cannot assure you that we will not experience other suspensions or interruptions or unexpected damage to our property as a result of other earthquakes, aftershocks, tsunamis, any related repair and maintenance or other consequences associated with such events, any of which could have a material and adverse effect on our revenue, results of operations and financial condition.

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

We have been subject to a number of environmental administrative and judicial proceedings in Chile, including proceedings related to the Valdivia Mill (2004-2005), the Arauco Mill (2004), the Nueva Aldea Complex (2004-2005) and the Licancel Mill (2007). As a result of these proceedings, we have been subject to monetary fines as well as sanctions, including orders to suspend or limit our operations. In the United States, our Moncure mill is subject to an administrative proceeding by the North Carolina Department of Environment and Natural Resources. As of the date of this annual report, we are negotiating a settlement that may include a monetary fine and a requirement to replace certain emissions control equipment. Additional proceedings, enforcement actions or claims related to compliance with environmental requirements or alleged environmental damages may also be brought against us in the future. Any such proceedings or claims may have an adverse effect on our business, financial condition, results of operations and cash flows. See “Item 3. Key Information—Risk Factors—Risks Relating to Us and the Forestry Industry—Environmental concerns led to the temporary suspension of our operations at the Valdivia Mill in 2005 and at the Licancel Mill in 2007, which adversely affected, and in the future may continue to adversely affect, our business, financial condition, results of operations and cash flows”.

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

In June 2005, we again suspended operations at the Valdivia Mill until certain technical and legal conditions could be clarified with the applicable regulatory authorities. We estimate this suspension resulted in a loss of sales of approximately U.S.$1.0 million per day and a loss of profits of approximately U.S.$250,000 per day. Pursuant to the decision of our board of directors, based on certain clarifications provided by the Environmental Regional Commission (Comisión Regional del Medio Ambiente), or COREMA, of the Tenth Region of Chile, the mill resumed operations in August 2005, after 64 days of suspended operations, at 80% of its authorized production capacity. In order to achieve the full production capacity authorized by applicable permits, the mill had to fulfill certain new requirements established by the COREMA. In January 2008, the COREMA authorized the Valdivia Mill to return to its annual authorized production capacity of 550,000 tonnes. The mill gradually increased its production over a four-month period starting in March 2008 and reached full capacity in June 2008.

In June 2007, we were required to submit to the COREMA of the Tenth Region of Chile an environmental impact study for the implementation of substantial technological improvements on the quality of the effluents generated by the Valdivia Mill. In June 2008, the COREMA approved that environmental impact study subject to certain conditions that, in our opinion, adversely affected the feasibility of the project. For such reason, we filed an appeal before the Directive Council (Consejo Directivo) of the National Environmental Commission (Comisión Nacional del Medio Ambiente), or CONAMA, challenging the conditions imposed by the COREMA. Our administrative appeal was partially accepted by the CONAMA, which upheld some of the conditions that we believed would adversely affect the feasibility of the project. Consequently, in September 2009, we presented another appeal in the relevant court. On December 5, 2012, the Environmental Evaluation Service of the Tenth Region of Chile authorized certain changes to the project based on the implementation of certain technological improvements. On November 9, 2012, we withdrew our appeal. The court approved the withdrawal on November 29, 2012.

Until October 2007, our Valdivia Mill was under the jurisdiction of the COREMA of the Tenth Region of Chile, but due to a change in legislation creating two new administrative regions in Chile, our Valdivia Mill became subject to the jurisdiction of the COREMA of the Fourteenth Region of Chile. In February 2009, as previously required by the COREMA of the Tenth Region of Chile, we submitted to the COREMA of the Fourteenth Region of Chile an environmental impact study for the construction of a pipeline to discharge the Valdivia Mill’s wastewater in the Pacific Ocean near Punta Maiquillahue, complying with the requirement that such wastewater be discharged in a body of water other than the Cruces River, the Carlos Anwandter Nature Sanctuary or their respective sources. In February 2010, through Exempt Resolution No. 27/2010, the COREMA approved this environmental impact study subject to additional conditions, certain of which we challenged before the Directive Council primarily because they would have prohibited the discharge of wastewater into the Cruces River under any circumstance, including emergencies. On October 23, 2012, the Committee of Ministers passed Exempt Resolution No. 1052, which upheld in part our appeal in permitting the discharge into the Cruces River upon the occurrence of certain contingencies that may affect the normal functioning of the conduction system and/or outfall, including bombings or sabotage, natural disasters, or accidents caused by third parties. On March 29, 2010, two Chilean individuals filed a reclamation action (recurso de participación ciudadana) before the COREMA of the Fourteenth Region of Chile, challenging Exempt Resolution No. 27/2010. As of the date of this annual report, the Committee of Ministers has not issued a resolution concerning this action.

Resolution of our proceeding with the CONAMA regarding the resolutions that approved the environmental impact study of the pipeline, as well as the construction and operation of the pipeline, are each subject to many environmental, regulatory, engineering and political uncertainties. As a result, we cannot provide any assurances that the project will be finally approved as requested or completed. If either the request for the necessary permits for the construction of the pipeline is rejected, or the installation of the pipeline is delayed for reasons attributable to us, we may face sanctions that include warnings, fines or the revocation of the Valdivia Mill’s environmental permit for operation. Alternatively, if any rejection or delays are attributable to reasons beyond our control, we believe that the environmental authorities should extend the applicable deadlines. However, we can provide no assurances that any deadline extensions would be granted, even if we comply with all the requirements that may be set forth by those authorities. See “Item 4. Information on the Company—Description of Business—Pulp—Pulp mills—Chile—Valdivia Mill” and “Item 8. Financial Information—Legal Proceedings.”

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

In April 2005, the National Defense Council (Consejo de Defensa del Estado), the Chilean national agency that institutes legal proceedings on behalf of the Chilean government, instituted a civil lawsuit seeking reparations, damages and indemnification from us for environmental harm allegedly caused by the effluent discharges from our Valdivia Mill. The National Defense Council has not quantified the damages it is seeking in connection with the Valdivia Mill lawsuit.

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

We are subject to a substantial tax claim in Argentina.

On December 14, 2007, the Administración Federal de Ingresos Públicos (“AFIP”), Argentina’s internal revenue service, notified our Argentine subsidiary, Alto Paraná S.A. (“Alto Paraná”), of a claim for unpaid taxes for fiscal years 2002, 2003 and 2004 in the aggregate amount of AR$418 million (or approximately U.S.$105 million) including principal, interest and penalties accrued through such date, arising from a dispute regarding certain income tax deductions (related to debt issued by Alto Paraná in 2001 and repaid in 2007) taken by Alto Paraná and rejected by the AFIP. On February 8, 2010, the Tribunal Fiscal de la Nación, Argentina’s tax court, issued an administrative ruling requiring that Alto Paraná pay the AFIP’s claim in full.

Alto Paraná appealed this administrative ruling to the Court of Appeals, in addition to filing an injunctive action requesting that the court stay Alto Paraná’s payment obligation until resolution of its pending appeal. On May 13, 2010, the Court of Appeals granted an injunction of Alto Paraná’s payment obligation in exchange for the posting of a surety bond in the amount of AR$633.6 million (or approximately U.S.$129 million). On December 28, 2012, the Court of Appeals dismissed Alto Paraná’s appeal. Alto Paraná appealed this decision before the Argentine Supreme Court of Justice (“Supreme Court”). The appeal, once conceded, will suspend the execution of the decision ruled by the Court of Appeals.

We have not established any reserve in respect of this contingency and can offer no assurance that the Supreme Court will issue a ruling favorable to us. If the Supreme Court upholds the decision of the Court of Appeals, Alto Paraná will be required to satisfy the above-mentioned claim, an outcome that would have an adverse effect on our financial condition and results of operations. For more information regarding this claim or any other substantial tax claim in Argentina, see “Item 8. Financial Information—Legal Proceedings—Tax Litigation in Argentina.”

Our ability to access local and international credit or capital markets may be restricted at a time when we need financing, which could have a material adverse effect on our flexibility to react to changing economic and business conditions.

As of December 31, 2012, we had approximately U.S.$4,400.5 million of outstanding indebtedness. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Contractual obligations.” In light of the current economic environment, we may be unable to access, or we may be restricted in accessing, credit and capital markets to satisfy our financing needs, or we may not be able to refinance our existing indebtedness on terms that are favorable to us or at all. If we are unable to refinance our indebtedness as it becomes due, or if we refinance such indebtedness on terms that are not favorable to us, our business, results of operations and financial condition could be materially and adversely affected.

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

Our operations are subject to various risks affecting our forests and manufacturing facilities, including disease and fire. Although to date certain pests and diseases afflicting radiata or taeda pine plantations in other parts of the world have not significantly affected the forestry industries in Chile, Argentina, Brazil and Uruguay, these pests or diseases do migrate and may significantly affect the forestries industries in Chile, Argentina, Brazil or Uruguay in the future. Similarly, forest fires are always a risk, particularly during low rainfall conditions. We do not maintain insurance against pests, diseases or, in certain areas, fires that could affect our forests, and as a result our business, financial condition, results of operations and cash flows could be adversely affected if any of these risks were realized.

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

Approximately 19.3% of our employees in Chile, 46.9% of our employees in Argentina, 10.7% of our employees in Brazil and none of our employees in the United States or Canada were unionized as of December 31, 2012. In the past, certain work slowdowns, stoppages and other labor-related disruptions have adversely affected our operations.

In Chile we experienced (i) a four-day work stoppage in July 2012 at our Horcones Panel Mill located in Arauco, during which production resumed partially after the second day, (ii) a 10-day work stoppage in November 2009 at our Constitución, Arauco, Nueva Aldea, Horcones and Trupán-Cholguán complexes, (iii) a three-day work stoppage in September 2009 at our Constitución, Valdivia, Arauco, Nueva Aldea, Horcones and Trupán-Cholguán complexes and (iv) a six-day work stoppage in May 2007 at our Horcones complex (which includes the Arauco pulp mill, a panel plant and two sawmills), each of which was caused by the employees of our third party forestry contractors at each of the respective facilities.

Our Argentinean operations did not experience any work stoppages in 2012. However in 2011 and 2010 we experienced (i) a 3-day stoppage at Alto Paraná’s chemical mill in March 2011, as a result of a strike by the chemical union and (ii) a 4-day stoppage at Alto Paraná’s pulp mill in September 2010, as a result of a strike by the pulp union, but these strikes were limited to two hours per shift and did not materially affect operations. In January 2008, Alto Paraná’s chemical mill in Argentina experienced three days of work stoppage, but these strikes were limited to two hours per shift and did not materially affect operations. In addition, in January and February 2007, we experienced (i) a 12-day stoppage at our Zárate mill due to a dispute arising between the local chemical and timber unions with regard to the representation of their workers at the mill and (ii) a six-day suspension of operations at the Alto Paraná’s pulp mill as a result of a strike by a group of approximately 150 power saw operators.

Our Brazilian operations have not experienced any work stoppages in the last five years.

In September 2011, we experienced a 12-day work stoppage of construction at our Montes del Plata joint venture in Uruguay.

Our Canadian and American operations have not experienced any work stoppages in 2012.

Our principal collective-bargaining agreements in Chile are scheduled to expire during 2013, 2014 and 2015. We cannot assure you that a work slowdown, or a work stoppage or strike, will not occur prior to or upon the expiration of our labor agreements, and we are unable to estimate the adverse effect of any such work slowdown, stoppage or strike on our sales.

In addition, we depend to a significant extent on employees of contractors to which we outsource a wide range of services including management of certain of our plantations and transportation of raw materials and products. On July 1, 2012, we commenced the process of insourcing the operation of 13 sawn timber industrial facilities, which had previously been managed by third-party companies. In the process, we hired 2,900 employees of these third-party companies. As of December 31, 2012, we had contracts with approximately 1,087 contractors, who employed approximately 27,031 employees. Under Chilean and Brazilian labor legislation, we are secondarily liable for the payment of labor and the social security obligations owed to employees of our contractors. In Chile, in the event that we do not exercise the rights granted to us by the labor laws regarding the supervision of our contractors in their compliance of their labor and social security obligations, then our responsibility is elevated from secondary to joint and several, thus enabling an employee of a contractor to bring a claim relating to these obligations against both the contractor and to us, as the party hiring such contractor, although the contractor would remain primarily liable for such obligations. Generally, we are also responsible for the health and safety conditions of the contractors’ workers and are obligated to ensure that the contractors comply with all obligations related to such conditions while such workers are performing activities for us within our corporate purpose.

In Argentina, substantially similar joint liability rules apply to a principal and its contractors. In addition, a new national rural labor law, Law 26,727, promulgated on December 28, 2011 but which became fully operational after publication of certain relevant regulations, permits contractor employees under forestry contracts to bring actions directly against the principal to whom the employees’ services are being provided, instead of requiring them to bring actions against the contractor. For work or services related to the ordinary production process of a principal, the law provides that an employment relationship exists between the principal and the employee of the contractor. As a result of the foregoing, we may be affected by future strikes, work slowdowns, stoppages or other labor-related developments in the various countries in which we operate, including such developments attributable to employees of contractors performing outsourced services, and such strikes, slowdowns, stoppages or other developments could have a material adverse effect on our business, financial condition, results of operations or prospects.

Risks Relating to Chile

Adverse changes in Chile’s political and economic conditions could directly impact our business and the market price of our securities.

As of December 31, 2012, 73.6% of our property, plant and equipment and forest assets were directly owned by the Company and our Chilean subsidiaries, and in 2012, 73.3% of our revenues were attributable to our Chilean operations. Accordingly, our business, financial condition, results of operations and cash flows depend, to a considerable extent, upon economic conditions in Chile. Future changes in the Chilean economy could adversely affect our business, financial condition, results of operations and cash flows and may impair our ability to proceed with our strategic plan of business. In addition, such changes may impact the market price of our securities.

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

Chile has experienced high rates of inflation in the past. The annual rates of inflation (as measured by changes in the consumer price index and as reported by the Chilean National Institute of Statistics) in 2008, 2009, 2010, 2011 and 2012 were 7.1%, -1.4%, 3.0%, 4.4% and 1.5% respectively. High levels of inflation in Chile could adversely affect the Chilean economy and have a material adverse effect on our revenues, results of operations, financial condition and cash flows. Changes in the rate of inflation in Chile could continue in the future. Due to the competitive pressures we face in each of our product lines, we may not be able to increase prices in lock-step with inflation, which could materially and adversely affect our revenues, results of operations, financial and cash flows.

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

In addition, as an international company operating in Chile and several other countries, we transact a portion of our business and have assets and liabilities in Chilean pesos and other non-U.S. dollar currencies, such as the Argentine peso, the Uruguayan peso, the Brazilian real, the Colombian peso, Mexican peso and the Canadian dollar, among others. To the extent that the Chilean peso depreciates against the U.S. dollar, our domestic sales revenues may be adversely affected when expressed in U.S. dollars. The same effects may occur for our domestic sales in Argentina, Brazil and Canada for revenues related to products sold in each of the respective local currencies. As a result, fluctuations in the exchange rates of such foreign currencies to the U.S. dollar may have a material adverse effect on our business, results of operations, financial condition and cash flows.

Risks Relating to Argentina

The economic conditions in Argentina may adversely affect our financial condition, results of operations and cash flows.

As of December 31, 2012, 10.4% of our property, plant and equipment and forest assets were owned by our Argentinean subsidiaries, and in 2012, 11.1% of our revenues were attributable to our Argentine operations. The financial condition and results of our Argentine operations, including the ability of our Argentine subsidiary Alto Paraná to raise capital, depend, to a certain extent, upon economic conditions prevailing in Argentina. See “Item 4. Information on the Company—Description of Business—History.”

From 1998 to 2002, the Argentine economy experienced an economic recession marked by reduced levels of consumption and investment and an elevated unemployment rate. The Argentine gross domestic product, or GDP, decreased by 0.8% in 2000, 4.0% in 2001 and 10.9% in 2002. Since 2003, the Argentine GDP increased by 8.8% in 2003, 9.0% in 2004, 9.2% in 2005, 8.5% in 2006, 8.7% in 2007 and 6.8% in 2008. Although in 2009, Argentina’s GDP growth slowed to 0.9% as a result of the global financial crisis, in 2010 it increased to 9.2%, in 2011 it decreased to 8.9%, and in 2012 it decreased to 1.9%. Depending on the future development of the economy of Argentina, over which we have no control, our business, financial condition, results of operations and cash flows could be adversely affected.

In addition, there are many aspects of the Argentine economy that could adversely affect our operations, including, among others, inflation, interest rates, foreign exchange controls and taxes. We have no control over and cannot predict how the Argentine economy could affect our operations and revenues in Argentina.

Changes in the Argentine economy may impair the ability of Alto Paraná, our Argentine subsidiary, to meet its obligations and transfer money abroad.

We guarantee a portion of Alto Paraná’s debt. We may be required to fulfill our obligation under our guarantees if Alto Paraná’s ability to transfer funds abroad to service such debt is restricted. For a description of Alto Paraná’s debt which we guarantee see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Since 2001, there have been a number of monetary and currency exchange control measures implemented in Argentina, which have included the obligation to repatriate foreign currency earned abroad and tight restrictions on transferring funds abroad, with certain exceptions for authorized transactions. Although current restrictions have not materially affected Alto Paraná’s business, financial condition, results of operations and cash flows, including its ability to service its debt, if in the future such payments are restricted, such restriction would be an obstacle to Alto Paraná’s ability to transfer money abroad, which may negatively affect its financial condition, results of operations and cash flows.

Risks Relating to Brazil

Economic conditions in Brazil may have a direct impact on our business, financial condition, results of operations and cash flows.

As of December 31, 2012, 11.8% of our property, plant and equipment and forest assets were owned by our Brazilian subsidiaries, and in 2012, 9.8% of our revenues were attributable to our Brazilian operations.

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

In September 2007, our subsidiaries Placas do Paraná S.A. and Arauco Florestal S.A. entered into an agreement for the joint ownership of land with Stora Enso Oyj, or Stora Enso, a Finnish-Swedish multinational corporation. Pursuant to the agreement, we acquired 80% of the shares in Stora Enso Arapoti Empreendimentos Agrícolas S.A., now Arauco Florestal Arapoti S.A., which owns 50,000 hectares of land, including 25,000 hectares of pine and 5,000 hectares of eucalyptus plantations; 20% of the shares remain in Stora Enso Arapoti Indústria de Papel S.A., which owns a paper mill with an annual production capacity of 205,000 tons of light weight coated paper; and 100% of the shares of Stora Enso Arapoti Serraria Ltda., which owns a sawmill with an annual production capacity of 150,000 cubic meters per year. In August 2009, we acquired, through our Brazilian subsidiary Placas do Paraná, Tafisa Brasil S.A., or Tafisa Brasil, which has a panel production facility located in the city of Pien, Brazil, with an annual total installed capacity of 725,000 cubic meters, and which includes two production lines producing medium density fiberboard (MDF) and one production line producing particleboard. The facility also has added-value lines to produce products for the construction and furniture industries.

On November 17, 2011, Centaurus Holdings S.A., a Brazilian company that is 51% owned by Klabin S.A. and 49% by our subsidiary Arauco Forest Brasil S.A., acquired the quotas of Florestal Vale do Corisco Ltda., which has 107,000 hectares of land in the Brazilian state of Paraná. The total purchase price for the proposed transaction was U.S.$473.5 million, of which we paid 49%. We received antitrust approval of this transaction from Brazilian authorities on July 18, 2012.

As a result of the foregoing, to a certain extent, our business, financial condition, results of operations and cash flows will be dependent on economic conditions in Brazil.

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on our business.

The Brazilian government has intervened in the Brazilian economy and, occasionally, has made drastic changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, wage and price controls, currency devaluations, capital controls and limits on imports. The business, financial condition, results of operations and cash flows of our Brazilian subsidiaries may be adversely affected by such matters, changes in policy or regulation involving tariffs and exchange controls, as well as by factors such as:

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

Brazil has, in the past, experienced high rates of inflation. More recently, Brazil’s rates of inflation were 5.9% in 2008, 4.3% in 2009, 5.9% in 2010, 6.5% in 2011 and 5.8% in 2012, as measured by the Brazilian consumer price index (Índice de Preços ao Consumidor-Amplo). In the past, inflation, governmental measures to combat inflation and public speculation about possible future actions have had significant negative effects on the Brazilian economy. Certain future measures, if taken by the Brazilian government, including interest rate increases, intervention in the foreign exchange market and actions to adjust or fix the value of the real may trigger increases in inflation, and consequently, have adverse economic impacts on the business, financial condition, results of operations and cash flows of our Brazilian subsidiaries could suffer.

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

For example, the real depreciated by 11.2% against the U.S. dollar in 2011, and depreciated by 8.2% in 2012. The exchange rate between the real and the U.S. dollar may continue to fluctuate and may rise or decline substantially from current levels.

Devaluation of the Brazilian real and currency instability may adversely affect our results of operation and financial condition in terms of U.S. dollars and could adversely affect the ability of our Brazilian subsidiaries to meet their foreign currency obligations in the future and could result in a monetary loss relating to these obligations.

Risks Relating to Uruguay

Economic conditions in Uruguay, and/or the failure of our Montes del Plata joint venture and its affiliates to service their debt, may have a direct impact on our financial condition, results of operations and cash flows.

We have made significant investments in Uruguay and we may make additional investments in Uruguay in the future. As a result, our financial condition and results of operations may consequently depend, to a certain extent, on political and economic conditions in Uruguay. Certain future actions by the Uruguayan government, including, among others, actions with respect to inflation, interest rates, foreign exchange controls and taxes, could have a material adverse effect on our operations in Uruguay.

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

In addition, in October 2009, we and Stora Enso acquired in equal parts the Uruguayan subsidiaries of the Spanish company Grupo Empresarial ENCE, or “ENCE”. The principal assets of these companies consist of approximately 130,000 hectares of land, of which approximately 73,000 have forestry plantations, approximately 6,000 hectares under agreements with third parties and one industrial site, certain environmental permits for the construction of a pulp mill, a river terminal and one nursery. We own and operate these acquired assets jointly with Stora Enso as part of our Montes del Plata joint venture. The aggregate value of the assets acquired as a result of this transaction was U.S.$335 million, of which we paid 50% (or approximately U.S.$167.5 million).

On January 18, 2011, Arauco and Stora Enso agreed to carry out the construction of a state of the art pulp mill with an annual guaranteed capacity of 1.3 million tons, a port and a power producing unit based on renewable sources, all located in Punta Pereira, department of Colonia, Uruguay. The total estimated investment is U.S.$2,000.0 million.

The project is being financed approximately 40% by Arauco and Stora Enso on an equal basis, pursuant to their Montes del Plata joint venture, and 60% by long-term debt financing. The debt financing, incurred on September 29, 2011, includes a loan agreement among Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A., each an Uruguayan affiliate of the Montes del Plata joint venture, and Banco Interamericano de Desarrollo, known as the “IDB Facility Agreement,” of up to U.S.$454,000,000, and an export credit agency agreement, known as the “Finnvera Guaranteed Facility Agreement” of up to U.S.$900,000,000. Arauco agreed to guarantee 50% of this debt. As of December 31, 2012, U.S.$1,111.9 million of an aggregate maximum available amount of U.S.$1,354.0 million was outstanding under both facilities. If Celulosa y Energía Punta Pereira or Zona Franca Punta Pereira default under any or both of these facilities, we may be required to make a payment on their behalf or to assume on our balance sheet the portion of their debt that we guarantee, an outcome that may materially adversely affect us. For more information regarding these guarantees, see “Item 5. Operating and Financial Review and Prospects—Off-Balance Sheet Arrangements.”

Risks Relating to the United States

Economic conditions in the United States may have a direct impact on our business, financial condition, results of operations and cash flows.

As of December 31, 2012, 0.9% of our property, plant and equipment and forest assets were owned by our U.S. subsidiaries, and in 2012, 2.7% of our revenues were attributable to our U.S. operations.

On December 29, 2011, Arauco Panels USA, one of our U.S. subsidiaries, entered into an asset purchase agreement to acquire an industrial facility in Moncure, North Carolina. The facility includes medium-density fiberboard (MDF) and high-density fiberboard (HDF) production lines with annual production capacity of up to 330,000 cubic meters, a particleboard production line with annual production capacity of up to 270,000 cubic meters and two melamine product production lines. On June 7, 2012, we entered into a share purchase agreement to acquire 100% of the shares of Flakeboard Company Limited (“Flakeboard”), a Canadian company, for a total purchase price of U.S.$242.5 million. In addition to two panel mills in Canada, Flakeboard owns and operates five panel mills in the U.S. with an aggregate annual production capacity of MDF panels of 699,000 cubic meters, an annual production capacity of 938,000 cubic meters of PB, and an annual production capacity of 264,000 cubic meters of melamine. The acquisition of Flakeboard was completed in September 2012.

As a result of the foregoing, to a certain extent, our business, financial condition, results of operations and cash flows will be dependent on economic conditions in the United States.

Risks Relating to Canada

Economic conditions in Canada may have a direct impact on our business, financial condition, results of operations and cash flows.

As of December 31, 2012, 3.3% of our property, plant and equipment and forest assets were owned by our Canadian subsidiaries, and in 2012, 3.1% of our revenues were attributable to our Canadian operations.

As a result of our acquisition of Flakeboard, in addition to the abovementioned five panel mills in the U.S., we own and operate two panel mills in Canada with an aggregate annual production capacity 470,000 cubic meters of MDF panels, an annual production capacity of 216,000 cubic meters of PB, and an annual production capacity of 370,000 cubic meters of melamine.

As a result of the foregoing, to a certain extent, our business, financial condition, results of operations and cash flows will be dependent on economic conditions in Canada.

Risks Relating to Other Markets

Our business, earnings and prospects may be adversely affected by developments in other countries that are beyond our control.

Our business, financial condition, results of operations and cash flows depend, to a large extent, on the level of economic activity, government and foreign exchange policies and political and economic developments in our principal export markets. 94.4% of our total pulp sales in 2011 and 93.3% in 2012, as well as 54.9% in 2011 and 49.2% in 2012 of our total sales of forestry, wood and panel products were attributable to exports, principally to customers in Asia, the Americas and Western Europe. Our business, earnings and prospects, as well as our financial condition, results of operations, cash flows and the market price of our securities, may be materially and adversely affected by developments in these export markets relating to inflation, interest rates, currency fluctuations, protectionism, government subsidies, price and wage controls, exchange control regulations, taxation, expropriation, social instability or other political, economic or diplomatic developments. For example, certain target countries to which we export may impose buying restrictions in our industry, which may adversely affect our sales. We have no control over these conditions and developments which could adversely affect us and our business, financial condition, results of operations and cash flows or the price or market of our securities.

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

Since late 2009, high levels of sovereign debt and insufficient public sector revenues have resulted in a European sovereign debt crisis. As of the date of this annual report, credit rating agencies have downgraded the credit ratings of many of the Eurozone governments, including Greece, Spain, Italy, Portugal and France, among others. During 2012 and the first quarter of 2013, the deepening of this crisis has caused a general economic downturn in Europe, which has negatively affected the banking and credit systems, employment and production. As a result, we may face difficulties in obtaining loans or we may incur higher debt servicing costs in connection with loans obtained from European financial institutions.

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

Credit rating downgrades below investment grade could have a material and adverse effect on our business, financial condition, results of operations and ability to service our debt, including our securities

Credit rating agencies could downgrade our ratings either due to factors specific to us, a prolonged cyclical downturn in the forestry industry or macroeconomic trends (such as global or regional recessions) and trends in credit and capital markets more generally. Any decline in our credit rating would increase our cost of borrowing and may significantly harm our financial condition, results of operations and profitability, including our ability to refinance our existing indebtedness.

In October 2012, citing soft pulp prices and our increased leverage due to the Flakeboard acquisition and the construction of our Montes del Plata pulp plant in Uruguay, Fitch Ratings (“Fitch”) downgraded our foreign and local currency Issuer Default Ratings (IDF) to “BBB” from “BBB+”, in addition to downgrading our national scale rating from “AA (cl)” to “AA- (cl)”. Fitch also downgraded the foreign currency IDR of Alto Paraná S.A., one of our Argentine subsidiaries, to “BBB” from “BBB+”. The unsecured debt issued by Alto Paraná and us was also downgraded to “BBB” and “AA- (cl)”, respectively, from “BBB+” and “AA”. On February 6, 2013, Feller Rate, a Chilean subsidiary of S&P, lowered our national scale rating to AA- from AA, citing the adoption of an aggressive financial policy combined with a cycle of low prices and increased costs of raw materials. On March 7, 2013, Moody’s Investors Service (“Moody’s”) downgraded our senior unsecured ratings to Baa3 from Baa2 with a negative outlook, citing deterioration in our performance coupled with significant increase in debt that resulted in significant increase in leverage. Additionally, Moody’s downgraded the rated notes of Alto Paraná S.A. to Baa3 from Baa2. On March 27, 2013, Standard & Poor’s Ratings Services (“S&P”) lowered its rating on us from “BBB” to “BBB-”, citing high debt, our recent acquisitions, and soft pulp prices and rising operating costs. It considered our financial risk profile to be “intermediate” due to expectations of improved leverage. We cannot assure you that we will not be subject to further credit rating downgrades. Credit rating downgrades below investment grade could have a material and adverse effect on our business, financial condition, results of operations and ability to service our debt, including our securities.

Item 4. Information on the Company

DESCRIPTION OF BUSINESS

We believe that, as of December 31, 2012, we were one of Latin America’s largest forest plantation owner, and that we are Chile’s largest exporter of forestry and wood products in terms of sales revenue. We have industrial operations in Chile, Argentina, Brazil, the United States and Canada. As of December 31, 2012, we had approximately 1.0 million hectares of plantations in Chile, Argentina, Brazil and Uruguay. During 2012, we harvested 49,939 million cubic meters of sawlogs and pulplogs and sold 8.7 million cubic meters of wood products, including sawn timber (green and kiln-dried lumber), remanufactured wood products and panels (plywood, medium density fiber board, or MDF, particle board, or PBO, and high density fiber board, or HB). During 2012, we sold 2,928.8 thousand tonnes of pulp in the form of hardwood beached pulp, softwood bleached pulp, softwood unbleached pulp and fluff.

Based on information published by Resource Information Systems, Inc., an independent research company for the pulp and paper industry, as of December 31, 2012, we were one of the world’s largest producers of bleached and unbleached softwood kraft market pulp in terms of production capacity, with an estimated 7.6% share of the total world production capacity of bleached softwood kraft market pulp and a 19.1% share of the total world production capacity of softwood kraft market unbleached pulp. “Market pulp” is pulp sold to manufacturers of paper products, as opposed to pulp produced by an integrated paper producer for use in its paper production facilities. “Kraft pulp” is pulp produced using a chemical process.

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

History

Celulosa Arauco y Constitución S.A. is a corporation (sociedad anónima) organized under the laws of Chile and subject to certain rules applicable to Chilean public corporations (sociedades anónimas abiertas). Our principal executive offices are located at Avenida El Golf 150, 14th Floor, Las Condes, Santiago, Chile, and our telephone number is +56-2-2461-7200.

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

On May 17, 2009, our subsidiary Inversiones Arauco Internacional Limitada (previously known as Arauco Internacional S.A.), or “Arauco Internacional”, and a subsidiary of Stora Enso Oyj agreed through a joint venture partnership to acquire the Uruguayan subsidiaries of ENCE, which acquisition was completed on October 16, 2009. The companies acquired by the joint venture partnership were Eufores S.A., Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A. The main assets of these subsidiaries included 130,000 hectares of land, of which 73,000 have forestry plantations, 6,000 hectares under agreements with third parties, an industrial site, the necessary environmental permits for the construction of a pulp mill, a river terminal, a chip producing mill and a nursery. The agreed value of these assets, pursuant to the aforementioned transaction, was U.S.$335 million, of which Arauco paid 50% (or U.S.$167.5 million). See “Item 5. Operating and Financial Review and Prospects—Results of Operations”.

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

On September 27, 2009, Arauco and its subsidiary Arauco Internacional, executed a series of joint venture agreements with Stora Enso, pursuant to which Stora Enso Amsterdam B.V. agreed to transfer ownership of 100% of the shares of Stora Enso Uruguay S.A. to Forestal Cono Sur. As a consequence of this transaction, Arauco and Stora Enso equally control all assets that both companies own in Uruguay, which includes 74,000 hectares owned by Stora Enso (including 17,300 hectares which are already planted with forests) and 39,000 hectares owned by Arauco (of which 27,400 are already planted with forests). These assets, and those that we acquired from ENCE in October of 2009, have helped to secure a strategic basis to consider the construction of the Montes del Plata pulp mill in Uruguay.

In April 2010, our subsidiary Arauco do Brasil S.A. acquired 50% of the shares of Dynea Brasil S.A. from Dynea AS for U.S.$15 million. As a result of this acquisition, we now own 100% of the shares of Dynea Brasil S.A. Dynea Brasil S.A. was absorbed by Arauco do Brasil S.A. in May 2010.

On January 18, 2011 Arauco and Stora Enso agreed to carry out the construction of a state of the art pulp mill with an annual guaranteed capacity of 1.3 million tons, a port and a power producing unit based on renewable sources, all located in Punta Pereira, department of Colonia, Uruguay. The total estimated investment is

U.S.$2,000.0 million. For more information regarding the ongoing construction of the pulp mill in Uruguay, see “Item 3. Key Information—Risk Factors—Risks Relating to Uruguay—Economic conditions in Uruguay may have a direct impact on our financial condition, results of operations and cash flows.”

On November 17, 2011, Centaurus Holdings S.A., a Brazilian company that is 51% owned by Klabin S.A. and 49% by our subsidiary Arauco Forest Brasil S.A., acquired the shares of Florestal Vale do Corisco Ltda., which has 107,000 hectares of land in the Brazilian state of Paraná. The total purchase price for the proposed transaction was U.S.$473.5 million, of which we paid 49%. We received antitrust approval for this project from Brazilian authorities on July 18, 2012.

On December 20, 2011, Alto Paraná acquired 100% of the shares of Greenagro S.A. (“Greenagro”), a company duly incorporated under the laws of Argentina, for a total purchase price of U.S.$10.7 million. Greenagro is engaged in forestry activities in the area of Isla Victoria, province of Entre Ríos, Argentina. As of the date of this annual report, the closing of the acquisition remains subject to antitrust review in Argentina by the National Commission for the Defense of Competition (Comisión Nacional de Defensa de la Competencia).

On December 29, 2011, Arauco Panels USA, one of our U.S. subsidiaries, entered into an asset purchase agreement to acquire an industrial facility in Moncure, North Carolina for U.S.$56 million plus approximately U.S.$6 million in respect of working capital, subject to adjustment based on actual working capital at closing. The facility includes medium-density fiberboard (MDF) and high-density fiberboard (HDF) production lines with annual production capacity of up to 330,000 cubic meters, a particleboard production line with annual production capacity of up to 270,000 cubic meters and two melamine product production lines. This transaction was closed in January 2012.

On June 7, 2012, we signed a share purchase agreement to acquire 100% of the shares of Flakeboard Company Limited (“Flakeboard”), a Canadian company, for a total purchase price of U.S.$242.5 million. Flakeboard is a key North American producer of wood paneling for furniture. It owns and operates seven panel mills in Canada and the U.S. with an aggregate annual production capacity of 1.2 million cubic meters of MDF panels, an annual production capacity of 1.2 million cubic meters of PB, and an annual production capacity of 634,000 cubic meters of melamine. This transaction closed in September 2012.

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

The following table sets forth our ownership interests in our subsidiaries as of December 31, 2012.

	Country of incorporation	Total stock held
Agenciamiento y Servicios Profesionales S.A. de C.V.	Mexico	99.9990%
Alto Paraná S.A.	Argentina	99.9801
Arauco Australia Pty Ltd.	Australia	99.9990
Arauco Bioenergía S.A.	Chile	99.9985
Arauco Canada Panels ULC	Canada	99.9990
Arauco Colombia S.A.	Colombia	99.9980
Arauco Distribución S.A.	Chile	99.9992
Arauco do Brasil S.A.(ex-Placas do Paraná S.A.)	Brazil	99.9985
Arauco Florestal Arapoti S.A.	Brazil	79,9992
Arauco Forest Brasil S.A.	Brazil	99.9999
Arauco Forest Products B.V.	The Netherlands	99.9990
Arauco Holanda Cooperatief U.A.	The Netherlands	99.9990

	Country of incorporation	Total stock held
Arauco Panels USA LLC	U.S.A.	99.9990
Arauco Perú S.A.	Peru	99.9990
Arauco Wood Products, Inc.	U.S.A.	99.9985
Araucomex S.A. de C.V.	Mexico	99.9990
Aserraderos Arauco S.A.	Chile	99.9992
Bosques Arauco S.A.	Chile	99.9256
Catan Empreendimentos e Participacoes S.A.	Brazil	99.9934
Controladora de Plagas Forestales S.A.	Chile	59.6326
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	99.9789
Flakeboard America Limited	U.S.A.	99.9990
Flakeboard Company Limited	U.S.A.	99.9990
Forestal Arauco S.A.	Chile	99.9248
Forestal Celco S.A.	Chile	99.9256
Forestal Concepción S.A.	Panama	99.9986
Forestal Cholguán S.A.	Chile	97.4281
Forestal Los Lagos S.A.	Chile	79.9405
Forestal Nuestra Señora del Carmen S.A.	Argentina	99.9805
Forestal Talavera S.A.	Argentina	99.9942
Forestal Valdivia S.A.	Chile	99.9256
Greenagro S.A.	Argentina	97.9805
Inversiones Arauco Internacional Ltda.	Chile	99.9990
Investigaciones Forestales Bioforest S.A.	Chile	99.9256
Leasing Forestal S.A.	Argentina	99.9801
Mahal Empreendimentos e Participacoes S.A.	Brazil	99.9932
Paneles Arauco S.A.	Chile	99.9992
Savitar S.A.	Argentina	99.9931
Servicios Logísticos Arauco S.A.	Chile	99.9995

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

•	We continue to develop our facilities, transportation, shipping, storage and product distribution network that allow us to reach over 70 countries worldwide; and

•	We are expanding internationally into new regions that we believe have comparative advantages in the forestry sector.

Domestic and Export Sales

The following table sets forth our sales revenue derived from exports and domestic sales for the years indicated.

	Year ended December 31,
	2010	2011	2012
	(in millions of U.S.$)
Export Sales
Bleached pulp	1,446	1,681	1,482
Unbleached pulp	217	264	250
Sawn timber	359	429	430
Remanufactured wood products	131	161	183
Panels	479	584	476
Other	7	9	9

Total export revenue	2,639	3,128	2,830

Domestic Sales
Bleached pulp	83	78	88
Unbleached pulp	30	37	36
Sawlogs	91	75	86
Pulplogs	23	41	29
Sawn timber	105	98	111
Remanufactured wood products	18	37	42
Chips	29	29	26
Electric power	86	98	137
Panels	623	689	844
Other	40	63	51

Total domestic revenue	1,128	1,247	1,450

Revenue	3,767	4,374	4,280

The following table sets forth a geographic market breakdown of our export sales revenue for the years indicated.

	Year ended December 31,
	2010	2011	2012
	(in millions of U.S. dollars)
North America	$508	$594	$615
Central and South America	368	368	279
Asia	1,273	1,471	1,351
Europe	412	555	432
Other	85	140	152

Total	$2,647	$3,128	$2,830

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

•	Chain of Custody Certification: a certification granted by the PEFC and designed to ensure that certified raw materials are used in finished product;

•	Chain of Custody and Controlled Wood Certification: a certification from the FSC that is designed to ensure traceability of certified and uncertified wood from the forest to the finished product;

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

Forest Plantations

As of December 31, 2012, our planted forests consisted of 75.8% radiata, taeda and elliottii pine and 22.4% of mainly eucalyptus. Radiata and taeda pine have a rapid growth rate and a short harvest cycle compared to other commercial softwoods. Radiata and taeda pine are sufficiently versatile for both the production of forestry and wood products and the production of long fiber pulp for sale to manufacturers of paper and packaging.

We seek to manage our forestry resources in a way that ensures that the annual growth of our forest is equal to or greater than the volume of resources harvested each year. In 2012, Arauco planted a total of 77,021 hectares and harvested a total of 49,939 hectares in Chile, Argentina, Brazil and Uruguay (these amounts include, with respect to Brazil, 100% of the plantations owned by companies controlled by Arauco, and with respect to Uruguay, 50% of the plantations owned in Uruguay by us through the Montes del Plata joint venture). We believe that our annual harvests and plantations long-term sustainable equilibrium are approximately 67.2 thousand hectares (including 100% of the plantations owned by the Montes del Plata joint venture, and, with respect to plantations owned by Brazil, 100% of Forestal Arapotí, 100% of Arauco Forest Brasil and 100% of Mahal-owned plantations).

Our planted radiata pine forests are located in central and southern Chile, and most are located in close proximity to our major production facilities and to port facilities. As of December 31, 2012, our aggregate radiata pine holdings comprised 41% of all Chilean radiata pine plantations, making us the country’s largest radiata pine plantation owner according to the Chilean Forestry Institute. As of December 31, 2012, we owned approximately 1.1 million hectares of land in Chile, of which 736.6 thousand hectares are forest plantations.

As of December 31, 2012, we owned approximately 263,400 hectares of forest and other land in Argentina, approximately 145,100 hectares of forest and other land in Brazil and approximately 135,000 hectares of forest and other land that the Montes del Plata joint venture owns in Uruguay. Of the total land we own in these three countries, approximately 171,100 hectares of land is planted with taeda pine and elliotti pine, a species of softwood that has a growth rate similar to that of radiata pine. The balance includes plantations of other species of trees, land to be planted, protected areas and natural forests.

The following table sets forth the number of hectares and types of uses of our land holdings and rights, as of December 31, 2012.

	As of December 31, 2012
	Total	Distribution
	(in hectares)	(percentage)
Pine plantations(1)
0-5 years	188,229	11.3%
6-10 years	165,777	10.0
11-15 years	185,184	11.2
16-20 years	140,815	8.5
21+ years	92,602	5.6
Subtotal	772,607	46.6
Eucalyptus plantations(2)	228,377	13.8
Plantation of other species	18,655	1.1
Subtotal	247,033	14.9
Land for plantations	60,188	3.6
Land for other uses(3)	578,924	34.9
Total(4)	1,658,751	100.0%

(1)	All years are calculated from the date of planting.
(2)	Approximately 72% of our eucalyptus plantations are less than 10 years old.
(3)	Includes roads, firebreaks, native forests and yards.
(4)

Includes 80% of plantations owned by Forestal los Lagos S.A., 50% of plantations owned by the Montes del Plata joint venture, 100% of plantations owned by Arauco Forest Brasil, 80% of plantations owned by Florestal Arapoti and 100% of Mahal plantations. Also includes 54,945 hectares for which we have the right to harvest but do not own, of which 42,763 hectares are in Chile, 11,877 hectares are in Uruguay and 305 hectares are in Argentina.

Land Acquisition and Afforestation

Our total land assets have increased from fewer than 170,000 hectares in 1980 to 1,658,751 hectares as of December 31, 2012. That number does not include 15,752 hectares of land owned by Forestal Río Grande S.A., of which 2,564 hectares consists of plantations. In the five years ending December 31, 2012, we purchased 208,787 hectares of land, of which 45,076 hectares were purchased in Chile, 5,553 in Argentina, 74,778 in Brazil and 83,381 in Uruguay. For more information regarding our material land acquisitions, see “—History” herein.

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

Forest Management

For our pine plantations, our forestry management activities seek to increase sawlogs through advanced genetic techniques, planting and site preparation procedures, thinning and pruning. Managed forests can produce trees of larger diameter and, if pruned, a higher proportion of clear wood, which generally commands a higher price than knotted wood. Although some land is not suitable for the production of pruned logs, as of December 31, 2012, over 64% of our pine forests in Chile were designed for clear wood production.

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

As of December 31, 2012, we had 16 nurseries in Chile, Argentina, Brazil and Uruguay, in which we grow seedlings using seeds and using cuttings from genetically selected trees. To achieve higher quality trees and an increased growth rate, we apply strict selection criteria to the trees from which seedlings are produced. We then plant the seedlings manually. Depending upon the species of tree to be planted and the nutrient and physical characteristics of the soil, we may also undertake a certain amount of ground preparation before planting. Our other principal forest activities are thinning, pruning and harvesting.

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

Harvesting timber involves felling trees, removing branches from the logs, cutting the logs into appropriate sections and loading the logs onto trucks for transport to sawmills, panel mills or pulp mills. We use the lower section of the radiata pine, comprising the first 7 to 12 meters, in sawmills and plywood mills. We use the mid-

section of the radiata pine, comprising, on average, the next 8 to 13 meters, in either sawmills or pulp mills, depending on the diameter and quality of the pine. We use the top section of the tree for pulp, MDF and medium-density particleboard (MDP) production.

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

	Year ended December 31,
	2010	2011	2012
		(in hectares)
Thinning	11,570	12,992	12,097
Pruning	27,335	23,330	19,298
Harvesting	30,158	33,955	36,781

We manage our forest activities, but we hire independent contractors to perform the bulk of our operations, including planting, maintenance, thinning, pruning, harvesting, transportation and access road construction. As of December 31, 2012, we had arrangements with more than 308 independent contractors that employed over 13,870 workers in Chile. Many of these contractors have long-standing relationships with us, but we award many contracts based on competitive bids. We believe that our arrangements with independent contractors provide greater flexibility and efficiency than performing these activities directly.

Our plantations are interspersed with native forest and farmland, and, as a result, they are naturally protected against the spread of certain diseases. In addition, our subsidiary Investigaciones Forestales Bioforest S.A., or “Bioforest”, has developed strategies to protect our forests from pests and diseases. During the last five years, radiata pine plantations have been affected by two health problems in particular: 1) the sirex noctilio, a wasp which attacks stressed trees, has caused a natural selection for thinning and 2) the disease produced by phytophthora pinifolia has reduced the growth rate of certain trees. To mitigate the effects of the sirex noctilio, Bioforest has implemented a biological control program under which it has released into the affected forests natural enemies of the sirex noctilio, including the nematode, the beddingia siricidicola and the parasitoid ibalia leucospoide. To control the spread of phytophthora pinifolia, Bioforest has begun a genetic program to make our trees more tolerant to this disease and has also begun dispersing in our forests a fertilizer that further promotes resistance. For more information regarding certain risks to our forests presented by disease, see “Item 3. Key Information—Risk Factors—Disease or fire could affect our forests and manufacturing processes and, in turn, adversely affect our business, financial condition, results of operation and cash flows.”

We operate an extensive fire control organization that interacts with the fire control organizations of other forestry companies to ensure that any fire damage to our forests is minimal. The operation consists primarily of a system of spotter towers, manned 24 hours a day during the summer months, from which spotters report the direction of any fire observed to a central command post, where the fire’s exact location is determined and an appropriate ground and/or aerial response is formulated. The focus of this operation is to detect and control fires in less than 10 minutes in order to prevent fires from spreading. Over the last five years, this system has limited fire damage to our forests to an average of 0.3% of the plantations per year. Nevertheless, in January 2012, a fire affecting the Eighth Region of Chile destroyed approximately 8,200 hectares of our forest plantations and our Nueva Aldea plywood mill. See “Item 3. Key Information—Risk factors–Risks Relating to Us and the Forestry Industry— Disease or fire could affect our forests and manufacturing processes and, in turn, adversely affect our business, financial conditions, results of operations and cash flows.”

Forest Production

We harvested 18.9 million cubic meters of logs during the year ended December 31, 2012, consisting of 9.4 million cubic meters of sawlogs, 6.6 million cubic meters of pine pulplogs and 2.9 million cubic meters of eucalyptus pulplogs and other logs. We did not export any pulplogs during 2012 because substantially all of the pulplogs from our forests were used in our pulp or panel mills. During 2012, our sawmills and panel mills used 6.0 million cubic meters of sawlogs, and no sawlogs were exported. We also sold 2.3 million cubic meters of sawlogs to unaffiliated domestic sawmills during 2012.

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

Pulp

We believe that we were Chile’s largest producer of bleached and unbleached softwood market pulp in terms of production in 2012. For the year ended December 31, 2012, pulp sales were U.S.$1,856.5 million, representing 43.4% of our total sales revenue for the period.

Pulp obtained from wood fibers is mainly used in the manufacture of printing and writing paper, hygienic and sanitary paper, board and packaging. Whether a specific kind of pulp is suitable for a particular end use depends not only on the type of wood but also on the process used to transform the wood into pulp. Pulp made from softwoods, such as radiata pine, has long fibers and is used to provide strength to paper products. Hardwood bleached pulp is used primarily for printing and writing papers and for tissue. Unbleached pulp is used primarily for linerboard (a packaging material). Pulp made from hardwoods, such as eucalyptus, has short fibers and is used in combination with long fiber in manufacturing paper products.

We use a chemical process, known as the kraft process, in our pulp mills in Chile and Argentina. The raw wood is in the form of pulplogs and chips, which are used in the production process to produce pulp. The pulplogs are first debarked and chipped. The chips are then screened, mixed and cooked with chemicals to separate the bulk of the lignin from the wood fibers. After the material is screened and washed, it is then passed to high-density tanks. For bleached pulp, the next step is a five-stage bleaching process using chemicals, primarily chlorine dioxide. At all of our pulp mills, the bleaching process is preceded by an oxygen delignification stage. Then, the fibers are subjected to a final stage where a sheet is formed and subsequently dried and baled for transport to customers. The lignin and bark produced during this process is used as fuel in the boilers to produce steam, providing heat and generating electricity for the mill. Our bleached pulp is bleached to a 90+ brightness level, as measured by the ISO test procedure, which is one of the industry’s measurement methods.

Pulp Mills

As of December 31, 2012, we owned and operated five pulp mills in Chile and one in Argentina, with an aggregate installed annual production capacity of approximately 3.2 million tonnes. Our six pulp mills produced 2.5 million tonnes of bleached pulp and 0.4 million tonnes of unbleached pulp in 2012.

All of our pulp mills in Chile, except for the Nueva Aldea Mill and the Licancel Mill, are certified under ISO 9001:2000 and ISO14001:2004. The Nueva Aldea Mill and the Licancel Mill were certified under ISO 9001:2008 and ISO 14001:2004 in February 2010. The Alto Paraná Mill in Argentina is certified under ISO 9001:2000 and ISO14001:2004. No seasonal factors affect plant utilization, and the pulp mills generally run at full capacity throughout the year, with eight to ten days of maintenance normally scheduled every 12 months.

The following table sets out bleached and unbleached kraft pulp production by plant for each of the years indicated.

	Year ended December 31,
	2008	2009	2010	2011	2012
	(in thousands of tonnes)
Chile
Arauco Mill (bleached)
Arauco I	281	286	231	279	282
Arauco II	507	505	84	469	505
Valdivia Mill (bleached)	488	540	493	513	550
Constitución Mill (unbleached)	320	333	253	324	307
Nueva Aldea Mill (bleached)	842	900	780	793	882
Nueva Aldea Mill (unbleached)	—	—	9	—	—

Licancel Mill (bleached) (1)	117	51	28	50	—

Licancel Mill (unbleached)(2)	—	75	84	83	137

Subtotal	2,555	2,690	1,962	2,511	2,663

Argentina
Alto Paraná Mill (bleached)	343	310	329	305	307
Total	2,898	3,000	2,291	2,816	2,970

(1)	Operations at the Licancel Mill were temporarily suspended for approximately six months from June 2007 until January 2008.
(2)

During 2009, the Licancel Mill produced unbleached pulp for a three-month period. During 2010, the Licancel Mill produced unbleached pulp for a nine–month period. During 2011, the Licancel Mill produced unbleached pulp for a seven–month period.

The following is a description of each of our pulp mills in Chile and Argentina.

Chile

Arauco I. Arauco I, which started-up in 1972, is located at the Arauco Mill in the heart of a group of our radiata pine plantations in the Eighth Region of Chile. Arauco I produces elementary chlorine-free pulp, which does not use chlorine gas. Elementary chlorine-free pulp is also produced by most of our competitors in each of the world’s major pulp producing regions. The installed annual production capacity of Arauco I is approximately 290,000 tonnes of eucalyptus and pine bleached kraft pulp.

Arauco II. Also located at the Arauco Mill, Arauco II was completed in 1991. Arauco II’s pulping process is generally the same as that of Arauco I, but it includes technological improvements in its production process and environmental design. Arauco II is also equipped to produce elementary chlorine-free pulp. The installed annual production capacity of Arauco II is approximately 500,000 tonnes of pine bleached kraft pulp.

As a consequence of the earthquake that occurred in Chile on February 27, 2010, the operations of Arauco II were temporarily suspended until February 2, 2011, when it resumed its operations.

Constitución Mill. The Constitución Mill is located in the heart of a group of our radiata pine forests in the Seventh Region of Chile. As of December 31, 2012, the Constitución Mill was the largest unbleached softwood market pulp mill in the world, with an installed annual production capacity of approximately 355,000 tonnes. In February 2006, the COREMA of the Seventh Region of Chile approved an environmental impact study for the construction of a new pipeline for the Constitución Mill, which commenced operations in February 2007. The unbleached pulp produced in this mill does not use any chlorine in its production process.

Licancel Mill. We acquired the Licancel Mill in September 1999. It is located in Licantén, which is 250 kilometers south of Santiago. The mill has an installed annual production capacity of approximately 145,000 tonnes of eucalyptus kraft pulp and pine bleached and unbleached kraft pulp. The Licancel Mill is equipped to produce elementary chlorine-free pulp.

In June 2007, our operations at the Licancel Mill became subject to an environmental review by Chilean environmental regulators and the public in connection with the death of fish in the Mataquito River, approximately 15 kilometers downstream of the mill. As a result, Chilean authorities, including the health authorities and the Superintendencia de Servicios Sanitarios (Sanitary Services Superintendency), required that we suspend activities at the Licancel Mill and that we suspend any further discharge into the river. We estimate that the suspension of operations at the Licancel Mill resulted in a total loss of profits of U.S.$24 million. Any future suspension of operations at the Licancel Mill may adversely affect our business, financial condition, results of operations and cash flows. See “Item 3. Key Information—Risk Factors—Risks Relating to Us and the Forestry Industry—Environmental concerns led to the temporary suspension of our operations at the Valdivia Mill in 2005 and at the Licancel Mill in 2007, which adversely affected, and in the future may continue to adversely affect, our business, financial condition, results of operations and cash flows and “Item 8. Financial Information- Legal Proceedings.”

Valdivia Mill. The Valdivia Mill commenced operations in February 2004. The Valdivia Mill is located in Fourteenth Region of Chile (which was previously part of the Tenth Region of Chile), an area with significant radiata pine and eucalyptus plantations. The Valdivia Mill has an installed potential annual production capacity of approximately 550,000 tonnes of bleached pulp, consisting of softwood pulp and eucalyptus pulp. The Valdivia Mill is equipped to produce elementary chlorine-free pulp.

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

Nueva Aldea Mill. Located in the Eighth Region of Chile, this mill was completed in 2006 and currently has a production capacity of 1,027,000 tonnes per year, half of which is for the production of pine bleached kraft pulp and the other half of which is for the production of eucalyptus bleached kraft pulp. The Nueva Aldea Mill is equipped to produce elementary chlorine-free pulp.

On February 20, 2006, the COREMA of the Eighth Region of Chile approved the environmental impact study for the construction and operation of the Nueva Aldea Mill Pipeline, which permits the mill to discharge certain liquid effluents into the ocean. The Nueva Aldea Mill pipeline’s startup and commissioning period (of 6 months) commenced in the first quarter of 2010. However, as result of damages to the pipeline caused by the earthquake that occurred in Chile on February 27, 2010, we needed to temporarily suspend our use of the pipeline and discharge the effluents of the Nueva Aldea Mill in the same place in which the mill’s wastewater was discharged prior to the opening of the pipeline. On July 31, 2010, our repairs to the damaged pipeline were completed and the startup and commissioning period was restarted. Since January 31, 2011, the pipeline has been fully operational.

On February 9, 2009, COREMA approved our request to increase the Nueva Aldea Mill’s production to 20% above the previously authorized level, which was 856,000 tonnes per year. The COREMA determined that it was not necessary for us to present an environmental impact study in connection with our request for increased production. On October 7, 2009 we presented an environmental impact declaration requesting an additional increase in the production capacity of the Nueva Aldea Mill from 1,027,000 tonnes to 1,200,000 tonnes per year. The COREMA approved this request on February 4, 2010. As of the date of this annual report, plans to carry out this increase in production capacity are underway.

Argentina

Alto Paraná Mill. Alto Paraná’s softwood pulp mill is located in the Province of Misiones, a region whose soil and climate are favorable for the rapid growth of pine trees. The Alto Paraná Mill is the only bleached softwood kraft market pulp facility in Argentina. The mill has an installed annual production capacity of 350,000 tonnes of pulp, of which 50% is bleached softwood pulp for paper use, currently representing almost all of the total bleached softwood pulp production capacity in Argentina, and 50% is fluff pulp.

Uruguay

Montes del Plata Joint Venture. In January 2011, we and Stora Enso agreed to commence construction of a new pulp mill with an annual capacity of approximately 1.3 million tonnes, a port and a power generation facility based on renewable resources, all located in Punta Pereira, department of Colonia, Uruguay. The total estimated investment is U.S.$2,000.0 million. After securing the necessary permits, we broke ground in May 2011 to begin construction. In September 2011, two of our Uruguayan joint venture companies entered into two credit facilities to finance the construction of the proposed project. For more information regarding these credit facilities, see “Item 3. Key Information—Risk Factors—Risks Relating to Uruguay—Economic conditions in Uruguay may have a direct impact on our financial condition and results of operations.”

As of December 2012, we were approximately 78.4% complete with construction. We currently anticipate initiating operations in the third quarter of 2013.

Production Costs

Based on information published by Resource Information Systems, Inc., our cash costs for softwood pulp production are lower than the average costs of market pulp producers in Canada, the United States and Scandinavia, particularly with respect to timber and energy costs. While our modern facilities result in depreciation exceeding some of such Northern Hemisphere producers, our costs are still lower than the average costs of our Northern Hemisphere competitors, on a total delivered cost basis. The following table compares our costs for the production of bleached softwood kraft market pulp to the average cost of market pulp producers in selected regions in the Northern Hemisphere for the year ended December 31, 2012.

	Bleached Softwood Kraft Pulp Producers’ Cost
	Arauco(1)	British Columbia Coast	British Columbia Interior	United States South	Sweden	Finland
	(in U.S.$ per tonne for the year ended December 31, 2012)
Wood	198	302	259	168	337	287
Total chemicals	79	88	96	90	66	54
Labor	63	86	80	40	48	47
Others(2)	51	134	111	98	45	27

Total cash cost	391	610	546	396	496	415
Depreciation	49	43	42	67	71	79

Total mill cost	440	653	588	463	567	494
Transportation(3)	77	73	117	71	37	41

Total delivered cost	516	726	705	534	604	535

(1)	For comparative purposes, includes only Arauco’s operations in Chile.
(2)	Includes energy, materials and other production costs;excludes overhead and interest.
(3)	Delivered in Northern Europe.

Source: Resource Information Systems, Inc. World Pulp & Recovered Paper Forecast – 15 year, September 2012 (7 months actual data, 5 months projected). Arauco data is provided by Arauco.

Sales

The total production of bleached kraft market pulp in the global market during the year ended December 31, 2012 was 55.7 million tonnes. Based on information published by Resource Information Systems, Inc., we believe that our production represented 5.5% of this market in 2012. During the year ended December 31, 2012, we sold 94.4 % of our bleached pulp in our export markets, principally to customers in Asia and Western Europe.

Integrated manufacturers dominate the world production of unbleached softwood pulp, which leaves non-integrated companies that sell market pulp, like us, with only a small percentage of total production. “Market pulp” is pulp sold to manufacturers of paper products, as opposed to pulp produced by an integrated paper producer for use in its paper production facilities. With a total world production of unbleached softwood kraft pulp of 2.5 million tonnes for 2012, according to Resource Information Systems, Inc., our Company was the world’s largest single producer of unbleached softwood market pulp, with 14.2% of the total market in 2012. During the year ended December 31, 2012, 87.3% of our total unbleached market pulp sales consisted of export sales. While for the last five years Asia has been our principal export market for unbleached market pulp, we continually seek niche markets for our products in Western Europe and the United States.

The following table sets forth, by region, the sales volumes of bleached and unbleached pulp for the years indicated.

	Year ended December 31,
	2010	2011	2012
	(in tonnes)
Bleached Pulp
North and South America	349,058	307,341	326,940
Europe	456,922	641,031	626,799
Asia	1,169,398	1,355,592	1,506,681
Other	23,496	71,374	30,325

Total	1,998,874	2,375,338	2,490,744

Unbleached Pulp
North and South America	67,858	87,700	64,583
Europe	13,441	15,930	12,196
Asia	263,145	295,370	361,090
Other	—	1,010	223

Total	344,444	400,010	438,091

While there are many grades and varieties, pulp is a commodity that is marketed primarily on the basis of price and service. In marketing our pulp, we seek to establish long-term relationships with non-integrated end users of pulp by providing a competitively priced, high-quality, consistent product and excellent service. The quality of our pulp derives from the high standards of production that we maintain at our mills and our use of a single species of tree, in contrast to pulp producers in some of the world’s major softwood pulp producing regions that mix different species, depending on availability and seasonality. Our bleached pulp is marketed under the brand names “Arauco” and “Alto Paraná,” and our unbleached pulp is marketed under the brand name “Celco.”

Prices for bleached softwood kraft market pulp produced from radiata pine normally fluctuate depending on prevailing world prices, which historically have been cyclical. The fluctuations generally depend on worldwide demand, world production capacity, business strategies adopted by major forestry, pulp and paper producers, the availability of substitutes and the relative strength of the U.S. dollar. See “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Conditions, Results of Operations and Cash Flows—Overview” and “—Pulp Prices.”

The following table sets forth our average bleached and unbleached pine pulp prices per tonne at the indicated dates, for the years indicated.

	2010	2011	2012
	(U.S.$ per tonne)
Bleached Pulp
March 31	724	794	641
June 30	840	831	632
September 30	782	729	609
December 31	767	606	629

Unbleached Pulp
March 31	678	737	622
June 30	775	751	627
September 30	735	712	564
December 31	748	599	583

In accordance with customary pulp market practice, we do not have long-term sales contracts with our customers (except for in a few limited cases); rather we maintain long-standing relationships with our customers with whom we periodically reach agreements on specific volumes and prices. We have a diversified customer base located throughout the world and totaling, as of December 31, 2012, more than 424 customers. As of December 31, 2012, we employed 14 sales agents to represent us in more than 40 countries. We manage this worldwide sales network from our headquarters in Chile.

Panels

Our panel products consist of plywood and fiberboard panels. For the year ended December 31, 2012, sales of panels were U.S.$1,320.5 million, representing 30.8% of our total sales revenues.

Exports, which include sales to countries other than the countries in which the goods are produced, accounted for 36.0% of our total sales revenues of panels for the year ended December 31, 2012. We sell panels primarily to customers in North America, Europe, Brazil, Chile, Argentina and other countries in Latin America.

The following table sets forth, by category, our panel sales to unaffiliated third parties for each of the years indicated.

	Year ended December 31,
	2008	2009	2010	2011	2012
	(in thousands of cubic meters)
Total Panels	2,353	2,630	3,032	3,222	3,555

As of December 31, 2012, we owned and operated three panel mills in Chile, two in Argentina, two in Brazil, six in the United States and two in Canada, with an aggregate installed annual production capacity of approximately 5,743,000 cubic meters. Two recent acquisitions expanded our North American manufacturing presence. In December 2011, Arauco Panels USA, one of our U.S. subsidiaries, entered into an asset purchase agreement to acquire an industrial facility in Moncure, North Carolina for U.S.$56 million plus approximately U.S.$6 million in working capital, subject to adjustment based on actual working capital at closing. In June 2012, we entered into a share purchase agreement to acquire five panel mills in the United States, located in Albany, Oregon; two in Bennettsville, South Carolina; Eugene, Oregon; and Malvern, Arkansas, and two panel mills in Canada, located in St. Stephen, New Brunswick and Sault Ste. Marie, Ontario for a total purchase price of U.S.$242.5 million.

The following is a description of each of our panel mills:

Chile

Arauco Mill. This mill has an installed annual production capacity of approximately 350,000 cubic meters of plywood panels. It has two production lines with respective production capacities of 140,000 and 210,000 cubic meters.

Nueva Aldea Mill (under reconstruction). This mill is currently under reconstruction on the same site as the original mill, which was destroyed as a result of the wildfires that commenced on December 31, 2011 in the Eighth Region of Chile. It has an expected annual production capacity of 350,000 cubic meters of plywood panels. As of December 2012, we were approximately 35% complete with construction. We currently anticipate initiating operations in the fourth quarter of 2013.

Teno Mill. This mill, which began production on July 4, 2012, has an installed annual production capacity of 300,000 cubic meters of MDP and 240,000 cubic meters of melamine laminate panels. The complex has a continuous MDP panel production line, two laminated panel production lines and a melamine sheet treatment line

Trupán-Cholguán Mill. This mill has an installed annual production capacity of approximately 575,000 cubic meters of panels and 35,000 cubic meters of melamine. It has three production lines, one produces hardboard with a capacity of 60,000 cubic meters and the other two lines produce MDF with a production capacity of 165,000 and 350,000 cubic meters, respectively.

Argentina

Piray Mill. This mill has an installed annual production capacity of approximately 300,000 cubic meters of panels and produces MDF and 120,000 cubic meters of melamine lamination.

Zárate Mill. This mill has an installed annual production capacity of approximately 260,000 cubic meters of panels and 220,000 cubic meters of melamine lamination, in addition to producing PBO.

Brazil

Jaguariaiva Mill. This mill produces MDF and has an installed annual production capacity of approximately 315,000 cubic meters of panels and 280,000 cubic meters of melamine. In April 2011, a project to expand the Jaguariaiva Plant was approved. This project included the construction of a productive line to manufacture MDF boards with an estimated installed capacity of 500,000 cubic meters of finished product per year, as well as the construction of a decorative paper impregnation line and a melamine lamination press. The expansion line commenced operations in March 2013.

Pien Mill. This mill has an installed annual production capacity of approximately 720,000 cubic meters of panels distributed among two production lines with a production capacity of 420,000 cubic meters of MDF, 300,000 cubic meters of PBO and 150,000 cubic meters of melamine lamination.

Curitiba Mill. This mill, which had an annual production capacity of 260,000 cubic meters of PBO, was permanently closed in December 2011.

U.S.A.

Albany Mill. This mill has an installed annual production capacity of approximately 430,000 cubic meters of PBO and 132,000 cubic meters of melamine lamination.

Bennettsville MDF Mill. This mill has an installed annual production capacity of approximately 235,000 cubic meters of MDF.

Eugene Mill. This mill has an installed annual production capacity of approximately 154,000 cubic meters of MDF.

Malvern Mill. This mill has an installed annual production capacity of approximately 310,000 cubic meters of MDF.

Bennettsville PBO Mill. This mill has an installed annual production capacity of approximately 508,000 cubic meters of PBO and 132,000 cubic meters of melamine lamination.

Moncure Mill. This facility includes MDF and HDF production lines with annual production capacity of up to 330,000 cubic meters, a PBO production line with annual production capacity of up to 270,000 cubic meters and two melamine lamination production lines of 150,000 cubic meters.

Canada

Sault Ste. Marie Mill. This mill has an installed annual production capacity of approximately 310,000 cubic meters of MDF and 115,000 cubic meters of melamine lamination.

St. Stephen Mill. This mill has an installed annual production capacity of approximately 376,000 cubic meters of panels distributed among two production lines with a production capacity of 216,000 cubic meters of PBO and 160,000 cubic meters of thin HDF, in addition to a melamine lamination 255,000 cubic meters, paint/print, and décor paper line with an on-site resin facility.

Wood Products

Our wood products consist of sawn timber (green, kiln-dried lumber and flitches) and remanufactured wood products. For the year ended December 31, 2012, revenue from sales of wood products was U.S.$766.2 million, representing 17.9% of our total sales revenues for the period.

The following table sets forth, by category, our wood products sales to unaffiliated third parties for each of the periods indicated:

	Year ended December 31,
	2008	2009	2010	2011	2012
	(in thousands of cubic meters)
Sawn timber	2,522	1,952	2,098	2,181	2,100
Remanufactured wood products	348	279	316	363	413

Aserraderos Arauco S.A. was established in 1993 to centralize management and control production in our sawmill and remanufacturing operations.

As of December 31, 2012, we had nine sawmills in operation, eight in Chile and one in Argentina, with an aggregate installed annual production capacity of approximately 2.8 million cubic meters of lumber. We operate our sawmills in coordination with our forestry and sales operations, since our sawn timber is generally produced in accordance with customer specifications. All of our sawmills are located near our pine plantations. As of December 31, 2012, we also own five remanufacturing facilities, four in Chile and one in Argentina, that reprocess sawn timber into remanufactured wood products, such as moldings, jams and pre-cut pieces that end users require for doors, furniture and door and window frames. These facilities produced 347,910 cubic meters of remanufactured wood products in 2012.

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

On July 1, 2012, we commenced the process of insourcing the operation of 13 sawn timber industrial facilities, which had previously been managed by third-party companies. In the process, we incorporated 2,900 people into the Arauco workforce.

The following is a brief description of our sawmills and remanufacturing facilities and their production capacity, as of December 31, 2012.

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

Valdivia Sawmill and Remanufacturing Facility. This sawmill has installed annual production capacity of approximately 340,000 cubic meters of lumber. It also has drying facilities with installed annual production capacity of approximately 345,000 cubic meters and a remanufacturing facility with installed annual production capacity of approximately 84,000 cubic meters of remanufactured wood products.

Viñales Sawmill and Remanufacturing Facility. This sawmill has installed annual production capacity of approximately 360,000 cubic meters of lumber. It is also equipped with drying kilns with installed annual production capacity of approximately 310,000 cubic meters and a remanufacturing facility with installed annual production capacity of approximately 120,000 cubic meters of remanufactured wood products.

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

Forestry Products

Our forestry products are sawlogs, pulplogs, posts and chips. As a result of our forest management policies and the increasing maturity of our plantations, our plantations are yielding increasing volumes of forestry products, particularly clear wood. As the volume of clear wood has grown, we have broadened our range of forestry products. For the year ended December 31, 2012, sales of forestry products were U.S.$149.9 million, representing 3.5% of our sales revenues for such year.

The following table sets forth, by category, forestry product sales to unaffiliated third parties for each of the years indicated.

	Year ended December 31,
	2008	2009	2010	2011	2012
	(in thousands of cubic meters)
Sawlogs	1,745	1,196	1,923	2,123	2,250
Pulplogs	457	309	612	443	274
Posts	15	19	24	24	22
Chips	96	293	501	398	365

Sustainable Development

We utilize renewable fuels such as forest biomass residue in power plants that cogenerate the steam and electricity required for our manufacturing operations, thus contributing to reduce greenhouse emissions. Biomass co-generation allows for a high thermal efficiency, approaching 80% in some cases. In addition to meeting our own energy needs, we generate a significant amount of surplus power, which we deliver to the Chilean power grid (Sistema Interconectado Central, or SIC), which distributes electrical power throughout the Central and Southern Regions of Chile.

As of December 31, 2012, we had registered five electricity co-generation power plants as projects of the Clean Development Mechanism (CDM) within the Kyoto Protocol. Three of them were registered during 2006—Trupán, Nueva Aldea (first phase) and Nueva Aldea (second phase)—, a fourth one was registered in 2009, the Valdivia biomass power plant, and the fifth one was registered in January 2011, the Horcones power plant expansion project. Each of these power plants generates electricity through forestry biomass (meaning forestry and wood industrial sub-products, including the woodpulp by-product called “black liquor”), which is a renewable carbon-neutral fuel that allows the facilities to significantly decrease their reliance on the more fossil-fuel intensive grid electricity.

In connection with the CDM, we have issued to date a total (net) amount of 1,702,984 Certificates Emission Reductions (CERs or “carbon credits”) over the last 6 years, and we were the first Chilean forestry company to issue CERs through the CDM of the Kyoto Protocol. Of the total amount issued, we have sold 1,070,787 CERs. The following table presents the total amount of CERs issued and sold by Arauco for each of the years indicated:

	Year ended December 31,
	2007	2008	2009	2010	2011	2012
CERs issued (net, after commission paid to United Nations Framework Convention on Climate Change)	482,129	255,592	333,067	0	0	632,197
CERs sold	482,129	255,592	333,067	0	0	0

During the first half of 2012, we started the Viñales biomass power plant, which is located alongside the Viñales sawmill in the Seventh Region of Chile. The plant includes a biomass-fueled power boiler with capacity to produce 210 tons of steam per hour and a 41 Megawatt co-generating steam turbine. The plant began operations on May 17, 2012, attaining its maximum production capacity of 41 Megawatts on August 29, 2012.

During January 2013, the biomass cogeneration power plant associated with the Punta Pereira pulp mill facility in Uruguay was successfully registered as a CDM project activity. This constitutes the eleventh CDM project activity to be registered in Uruguay to date. Once in operation, this facility will generate an average of 124,000 CERs throughout its first 7-year crediting period.

During the second half of 2011, we completed the second Carbon Footprint calculation for Arauco’s 2010 greenhouse emissions. This excercise corresponds to Arauco’s strategy of assessing the impact of its industrial operations, in particular with respect to climate change. The Company believes these calculations will be a valuable input in the process of establishing a carbon management policy in the future.

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

Arauco’s main competitors in the MDF market are: in Latin America, Duratex S.A., Masisa S.A. and other large South American producers; in North America, local producers such as Roseburg Forest Products Co.; in Asia, producers from Malaysia and China, and in the Middle East, European producers.

For sales of PBO, in the Latin American market we compete with Duratex S.A., Masisa S.A., Berneck S.A. and Fibraplac S.A. In North America we mainly compete with Roseburg Forest Products Co. Temple Inland, Kaycan and Sonae.

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

The following are the principal Chilean ports that we use, each of which are operational as of the date of this annual report:

•

Coronel. A private port located between Concepción and the Arauco Mill, which we constructed as a member of a consortium with five other companies and in which we have an equity interest of 50%. We shipped 31% of our aggregate export volume through this port in 2012;

•	Lirquén. A private port in Concepción in which we have an equity interest of 20.2% and through which we shipped 29% of our aggregate export volume during 2012; and

•	San Vicente. State-owned port near the city of Concepción through which we shipped 40% of our aggregate export volume during 2012.

The ports we use in Chile are approximately 60 kilometers from the Arauco Mill, 310 kilometers from the Constitución Mill, 370 kilometers from the Licancel Mill, 70 kilometers from the Nueva Aldea Mill, and 430 kilometers from the Valdivia Mill. We do not own pulp storage warehouses in any of these ports.

We ship pulp to various ports in Europe, North and South America and Asia and, as is customary in the pulp industry, we store some stock in those ports. We use 12 foreign ports that have warehouse facilities available, and standard storage terms provide that we are entitled to a certain period of storage free of charge. We seek to ensure that we do not exceed the free storage period for each shipment. As of December 31, 2012, we had approximately 74,000 air dry tonnes of pulp in storage in warehouses at foreign ports.

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

In North America, products sourced from our Chilean operations are shipped into 12 major ports of entry and are dispatched to more than 2,800 locations in the U.S. and Canada. Flakeboard’s seven plants service over 450 customers throughout North America, in addition to exporting products to the Caribbean, Central America and the Middle East.

Description of Property

Our principal properties consist of land and production plants and facilities, the majority of which are located in Chile. As of December 31, 2012, we owned 1,115,237 hectares of land in Chile, of which 736,637 hectares are forest plantations, and 580,485 hectares of land in Argentina, Brazil and Uruguay, of which 302,565 consist of forest plantations. In addition, as of December 31, 2012, we owned and operated various plants and facilities, including five pulp mills, three panel mills, eight sawmills and four remanufacturing facilities in Chile; one pulp mill, one sawmill, one MDF mill, one PBO mill, one chemical plant and one remanufacturing facility in Argentina; one MDF mill and one MDF-PBO mill in Brazil; two PBO mills, three MDF mills and one MDF-PBO mill in the United States; and one MDF mill and one PBO-MDF mill in Canada. Future expansion plans will depend on global market conditions. Arauco does not currently have near-term expansion plans. For information regarding environmental risks associated with our use of our properties, see “Item 3. Key Information—Risk Factors—Risks Relating to US and the Forestry Industry.”

Insurance

Consistent with industry practice, we maintain fire insurance coverage for all our Chilean forest holdings and nurseries but do not insure against pests or disease. Depending on the age of the trees affected, our insurance covers timber loss, either at replacement cost or commercial value. In Argentina we maintain fire insurance for 11,983 hectares of timber assets located in Delta del Paraná, near Buenos Aires. For the rest of our Argentine operations we do not maintain fire insurance for our timber assets because we believe that the risk of damage from fire is low because Argentina receives significant amounts of rainfall, particularly during the summer months. We do not carry fire insurance for our forests in Brazil because the risk of damage from fire does not justify the costs of carrying insurance.

We also carry insurance, consistent with industry practice, covering our production plants, facilities and equipment. This insurance provides coverage, in the event of fire, explosion, machinery breakdown or natural disasters, including earthquakes and tsunamis. The insurance covers up to an amount of U.S.$650 million per loss, which includes physical damage and business interruption of up to 12 months (or 18 months in the case of a boiler explosion in our pulp mills). The deductibles for physical damage are U.S.$3 million for damages caused by earthquakes and tsunamis, with a deductible of 2% of the insured amount for each location subject to a cap of U.S.$25 million. Deductibles for business interruption are 30 days for all losses, 45 days for machinery breakdown and 60 days for machinery breakdown of turbines. We also have an annual self-insurance retention of U.S.$20 million, with a U.S.$10 million maximum per event. All of our insurance policies covering our production plants, facilities and equipment in Chile and Argentina are carried by the RSA group, Mapfre S.A. and Ace Group.

As described in more detail in “Item 3. Key Information—Risk Factors—We are located in a seismic area that exposes our property in Chile to the risk of earthquakes, and we experienced significant business disruption and losses as a result of the February 27, 2010 earthquake,” we suffered significant earthquake-related damage to property and inventories as well as a significant decrease in our sales volumes due to the February 27, 2010 earthquake in Chile. On November 15, 2011, we and the insurers accepted the final report of the insurance adjusters. In accordance with such final report, as of December 31, 2012, we received a total recovery of U.S.$532 million.

As described in more detail in “Item 3. Key Information—Risk factors–Disease or fire could affect our forests and manufacturing processes and, in turn, adversely affect our business, financial conditions, results of operations and cash flows,” our Nueva Aldea Complex suffered significant fire-related damage to our plywood mill and forests due to wildfires that affected the Eighth Region of Chile. Our insurance covered the losses related to our forest plantations. We paid a U.S.$1.0 million deductible for business interruption and property damage at our Nueva Aldea plywood mill. On December 11, 2012, we and the insurers accepted the final report of the insurance adjusters. In accordance with such final report, as of December 31, 2012, we received a total recovery of U.S.$143.0 million, net of U.S.$110.0 million in advance payments that we had already received. With respect to our inventory, which was covered under a different policy, and we received during 2012 a total recovery of U.S.$22.0 million.

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

CAPITAL EXPENDITURES

To utilize our increasing volume of forest production, we have added to, expanded and modernized our processing facilities. For the year ending December 31, 2013, we have planned capital expenditures of U.S.$498.5 million, which principally include U.S.$309.2 million in maintenance of our existing mills, U.S.$72.0 million in capital contributions to the Montes del Plata joint venture in Uruguay and U.S.$117.3 million in maintenance and acquisition of biological assets.

On January 18, 2011 Arauco and Stora Enso agreed to carry out the construction of a state of the art pulp mill with an annual guaranteed capacity of 1.3 million tons, a port and a power producing unit based on renewable sources, all located in Punta Pereira, department of Colonia, Uruguay. The total estimated investment is U.S.$2,000.0 million. For more information regarding the ongoing construction of the pulp mill in Uruguay, see “Item 3. Key Information—Risk Factors—Risks Relating to Uruguay—Risks relating to Uruguay—Economic conditions in Uruguay may have a direct impact on our financial condition and results of operations.”

For the year ended December 31, 2012, our aggregate capital expenditures were U.S.$628.6 million, consisting primarily of U.S.$506.0 million in internal projects and U.S.$122.6 million in acquisition of biological assets.

For the year ended December 31, 2011, our aggregate capital expenditures were U.S.$748.3 million, consisting primarily of U.S.$602.4 million in internal projects and U.S.$145.9 million in acquisition of biological assets.

For the year ended December 31, 2010, our aggregate capital expenditures were U.S.$595.5 million, consisting primarily of U.S.$483.2 million in internal projects and U.S.$112.3 million in acquisition of biological assets.

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

Governmental agencies may participate in the oversight of the implementation of projects in accordance with their environmental impact studies or declarations of environmental impact. Under the Chilean Environmental Law and other regulations, affected private citizens, public agencies and local authorities can sue to enforce environmental compliance. Enforcement remedies include temporary or permanent closure of facilities and fines. The application of these environmental laws and remedies may adversely affect the manner in which we seek to implement our business strategy and our ability to realize our strategy.

On January 26, 2010, Law No. 20,417 was published in the Official Gazette. This new law replaced the former CONAMA and COREMA with a new set of public institutions: the Ministry of the Environment (aimed at developing national environmental policy), the Service of Environmental Evaluation (in charge of administering the environmental assessment system) and the Superintendency of Environment (in charge of supervising and auditing environmental compliance). On October 1, 2010, the Ministry of the Environment, the Service of Environmental Evaluation and the Evaluation Commissions began operating under their full legal authority. In addition, on June 28, 2012, Law No. 20,600 was published in the Official Gazette. This law established three environmental tribunals whose purpose is to resolve environmental conflicts. Each tribunal presides over a defined territorial jurisdiction. The Second Environmental Tribunal became operational on December 28, 2012. The First and Third Environmental Tribunals will become operational 12 months after the date on which Law No. 20,600 was published. When the Second Tribunal became operational, the provisions of Law No. 20,417 entered into full force, allowing the Superintendency of Environment to exercise its full legal powers. The Superintendency has issued numerous resolutions, instructions and requirements with respect to officials and supervised parties.

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

United States and Canada

Our North American operations are subject to U.S. and Canadian environmental legislation, including federal, provincial, state and local laws and regulations. Such laws and regulations govern the use, storage, handling, generation, treatment, emission, release, discharge and disposal of certain hazardous materials and wastes, the remediation of contaminated soil and groundwater, plant and wildlife protection, landfill sites and the health and safety of employees. For example, under the Clean Air Act, the United States Environmental Protection Agency (“EPA”) has established Maximum Achievable Control Technology (“MACT”) environmental regulations that establish emission standards for point sources of pollution, such as process vents and equipment leaks. In addition, some of our operations require environmental permits and controls to prevent and reduce air and water pollution. Our failure to comply with applicable environmental, health and safety requirements, including permits related thereto, may result in:

•	fines,

•	enforcement actions or other sanctions, such as judicial orders enjoining or curtailing operations or requiring corrective measures,

•	loss of operating permits,

•	required installation of pollution control equipment, or

•	remedial actions.

In addition, we may become liable under third-party claims for personal injury and property damage due to contamination at our mills, even where the activity that caused such contamination occurred before we owned the mills.

We believe we are currently in material compliance with all applicable local and national environmental regulations governing our operations in the United States and Canada.

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

Law No. 20,283, published in the Official Gazette on July 30, 2008, provides for the management and conservation of native tree forests and forest development. Its purposes are the protection, recovery and improvement of native forests in order to guarantee both forest sustainability and environmental policy. This law established a fund for the conservation and sustainable management of native forests. According to this law, owners of native forests are able to exploit them so long as they have a “management plan” approved by the CONAF. Depending on the owner’s approved plan, as well as other factors, the subsidy provided by the fund may vary between U.S.$200 and U.S.$400 per hectare. The law also prohibits the harvesting of native trees in certain areas and under certain conditions. In compliance with applicable regulations, we have adopted environmentally sensitive policies towards our holdings of native forests, which are protected and preserved in their entirety. Our products come from established plantations only; we do not sell any products derived from our native forests. Arauco’s forestry operations adhere to our international control systems, which are all in accordance with current legislative and environmental sustainability standards. We believe that we are in material compliance with Law No. 20,283. See “Item 4. Description of Business—Forestry Activity.”

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

On December 28, 2011, National Law 26,737 was promulgated, which established limitations on the ability of foreigners to purchase rural land in Argentina. This law provides that foreigners cannot acquire more than 15% of all rural land in the country, and that no foreigner can, individually, hold more than 30% of said 15%. For the purposes of the National Law 26,737, rural land is all land located outside the urban area.

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

Overview

We derive our sales revenue from the sale of bleached and unbleached pulp, panels, wood products such as sawn timber and remanufactured wood products, and forestry products such as sawlogs and pulplogs. Export sales constituted 71.5% of our total sales revenue for the year ended December 31, 2011, and 66.1% of our total sales revenue for the year ended December 31, 2012. Sales of pulp constitute the single largest component of our sales revenue. As with many commodities, pulp is subject to significant cyclical price fluctuations determined by global supply and demand. Accordingly, our sales revenue is subject to cyclical fluctuations. World prices for panels, wood products and forestry products, which are generally viewed as commodities, also fluctuate significantly. Although prices tend to have the most significant effect on our results of operations, sales volume and product mix, production costs and exchange rate fluctuations also can have a substantial impact on our results.

Our business, results of operations and cash flows depend, to a large extent, on the level of economic activity, on government and foreign exchange policies and on political and economic developments in our principal export markets. In 2012, we exported our products to Asia, to North, Central and South America, to Europe and, to a lesser extent, to Africa and the Middle East. In 2011 and 2012, 94.4% and 93.3%, respectively, of our total pulp sales were attributable to exports, and 54.9% and 49.1%, respectively, of our total panels, wood products and forestry product sales were attributable to exports. Our business, earnings and prospects may be materially and adversely affected by developments in these export markets with respect to inflation, interest rates, currency fluctuations, protectionism, government subsidies, price and wage controls, exchange control regulations, taxation, expropriation or social instability, as well as by political, economic or diplomatic developments.

As of December 31, 2012, 73.6% of our property, plant, equipment and forest assets were directly owned by the Company and our Chilean subsidiaries, 10.4% by our Argentinean subsidiaries, 11.8% by our Brazilian subsidiaries, 4.2% by our U.S. and Canadian subsidiaries. In 2012, 73.3% of our consolidated sales revenue was derived from our operations in Chile, 11.1% of our consolidated sales revenue was derived from our operations in Argentina, 9.8% of our consolidated sales revenue was derived from our operations in Brazil, and 5.8% of our consolidated sales revenue was derived from our operations in the United States and Canada. Accordingly, our financial condition, results of operations and cash flows depend, to a significant degree, upon economic conditions in Chile, Argentina, Brazil, the United States and Canada.

Effects of February 27, 2010 Earthquake in Chile

On February 27, 2010, an earthquake measured at a magnitude of 8.8 on the Richter scale, followed by a tsunami, occurred off the coast of the South-Central Region of Chile, an area where we maintain a substantial portion of our industrial operations in Chile. Immediately after the earthquake, all of our production units applied their contingency plans which involved shutting down operations and evaluating the damage caused to each facility by the earthquake. Our operations that had been affected by the earthquake and tsunami reopened gradually in connection with our repair efforts and the improvement of external factors, such as infrastructure conditions, road connectivity, power supply and public safety concerns. As of December 31, 2012, all of our operations have reopened and were operating at full operational capacity except for our Mutrún Sawmill, which was destroyed and will not be reopened. The Mutrún sawmill represented approximately 6% of our sawn timber production capacity in Chile.

The following table sets forth the number of days that each of our facilities in Chile was closed due to the earthquake in Chile.

Plant	Number of days closed	Production capacity as of February 27, 2010
		(in thousands of tonnes)
Pulp
Arauco I	58	290,000
Arauco II	339	500,000
Constitución	85	355,000

Plant	Number of days closed	Production capacity as of February 27, 2010
Licancel	58	140,000
Valdivia	22	550,000
Nueva Aldea (BKP)	51	513,500
Nueva Aldea (EKP)	58	513,500

		(in thousands of cubic meters)
Panels
Arauco (Plywood)	45	110,000
Trupán (HB)	13	59,000
Trupán (MDF)	14	168,000
Trupán (MDF2)	34	308,000
Nueva Aldea (Plywood)	16	405,000

		(in thousands of cubic meters)
Sawmills
Valdivia (Remanufacturing)	1	72,000
El Colorado	12	320,000
Horcones I	27	360,000
Horcones (Remanufacturing)	25	136,000
Cholguán	13	330,000
Cholguán (Remanufacturing)	12	70,000
El Cruce	9	85,000
Viñales	10	360,000
Viñales (Remanufacturing)	9	120,000
Nueva Aldea	2	430,000

The suspension of our operations in Chile resulted in significant asset impairment charges due to earthquake-related damage to property and inventories as well as a significant decrease in our sales volumes due to plant closures, which had an adverse effect on our results of operations and cash flows. Our insurance policies provide coverage for damages to our property, plant, equipment and inventories and for business interruption caused by such damages up to an aggregate amount of U.S.$650 million, with a deductible of U.S.$3 million for property damage and a deductible of 21 days for business interruption. On November 15, 2011, we and the insurers accepted the final report of the insurance adjusters. In accordance with such final report, as of December 31, 2012, we received a total recovery of U.S.$532.0 million. See “Item 4. Information on the Company—Description of our Business—Insurance.”

Effects of January 2012 Wildfires

Commencing on December 31, 2011, wildfires, exacerbated by high temperatures and strong winds, broke out in the Eighth Region of Chile. As a result, the fires destroyed our Nueva Aldea plywood mill and approximately 8,200 hectares of our forest plantations. The affected forest plantations represented approximately 0.8% of our total forest plantations. Our Nueva Aldea plywood mill, which represented a cash investment of approximately U.S.$110 million, had an annual production capacity of 450,000 cubic meters, representing approximately 14.2% of our total panel production capacity at that time. Although the plywood mill at Nueva Aldea and our forest plantations were insured, our insurance was subject to deductibles and caps, including a 15-day deductible relating to our business interruption insurance for the Nueva Aldea plywood mill. See “Item 3. Key Information—Risk Factors—Risks Relating to Us and the Forestry Industry—Disease or fire could affect our forests and manufacturing processes and, in turn, adversely affect our business, financial condition, results of operations and cash flows.”

Economic Indicators in Chile, Argentina, Brazil, Uruguay, the United States and Canada

Chile

The Chilean GDP increased by 5.6% in real terms during 2012, compared to a growth rate of 5.9% in 2011 and 5.8% in 2010. See “Item 3. Key Information—Risk factors—Risks relating to Chile.”

Argentina

From late 1998 to 2002, the Argentine economy went through an economic recession marked by reduced levels of consumption and investment and an elevated unemployment rate. Argentine GDP decreased by 0.8% in 2000, 4.0% in 2001 and 10.9% in 2002. In December 2001, amid public demonstrations and the resignation of the Argentine president, Argentina declared a suspension on payment of its foreign debt. In early 2002, the government released the Argentine peso from its one-to-one peg to the U.S. dollar and allowed the exchange rate to float, resulting in a 49.6% devaluation of the Argentine peso from January 1, 2002 to December 31, 2002. From 2003 to 2008, economic indicators showed signs of recovery, and the Argentine GDP increased by 8.8% in 2003, 9.0% in 2004, 9.2% in 2005, 8.5% in 2006, 8.7% in 2007 and 6.8% in 2008. Due to the global financial crisis, Argentina’s GDP grew by only 0.9% in 2009. In 2010, Argentina’s GDP growth rose to 9.2%, and in 2011and 2012 it grew at rates of 8.9% and 1.9%, respectively. The future economic, social and political developments in Argentina, over which we have no control, could impair our and Alto Paraná’s business, financial condition or results of operations. See “Item 3. Key Information—Risk factors—Risks relating to Argentina.”

Brazil

Brazil’s GDP increased by 0.9% in real terms during 2012, compared to growth rates of 2.7% in 2011 and 7.5% in 2010. In 2010, the real appreciated against the dollar by 4.5% and in 2011 and 2012 the real depreciated against the dollar by 11.2% and 8.2%, respectively. See “Item 3. Key Information—Risk factors—Risks relating to Brazil.”

Uruguay

Uruguay GDP increased by 3.9% in real terms during 2012, compared to growth rates of 5.7% in 2011 and 8.9% in 2010. In 2010 and 2011, the Uruguayan peso depreciated against the dollar by 1.8% and 1.3%, respectively, and in 2012 the Uruguayan peso appreciated against the dollar by 3.8%. See “Item 3. Key Information—Risk factors—Risks Relating to Uruguay.”

United States

The United States GDP increased by 2.2% in real terms during 2012, compared to growth rates of 1.8% in 2011 and 2.6% in 2010. See “Item 3. Key Information—Risk factors—Risks Relating to the United States.”

Canada

Canada’s GDP increased by 3.0% in real terms during 2012, compared to a growth rates of 5.5% in 2011 and 6.0% in 2010. In 2010, the Canadian dollar appreciated against the U.S. dollar by 5.2%, in 2011 the Canadian dollar depreciated against the U.S. dollar by 2.1% and in 2012 the Canadian dollar appreciated against the U.S. dollar by 2.0%. See “Item 3. Key Information—Risk factors—Risks relating to Canada.”

Exchange Rate Fluctuations

The Chilean peso has been subject to devaluation in the past and could be subject to significant fluctuations in the future. During 2012, the value of the Chilean peso relative to the U.S. dollar increased 7.6% in nominal terms and 6.0% in real terms, based on the observed exchange rates on December 31, 2011 and December 31, 2012. The observed exchange rate on April 29, 2013 was Ch$472.05 to U.S.$1.00. For information regarding historical rates of exchange in Chile from January 1, 2008, see “Item 3. Key Information—Exchange Rates.”

Prices

We generally price our exports in U.S. dollars, whereas our domestic sales in Chile are priced in Chilean pesos; domestic sales in Brazil are priced in reals and domestic sales in Argentina are priced in Argentine pesos except for pulp sales, which are priced in U.S. dollars. To the extent that the Chilean peso depreciates against the U.S. dollar, our domestic sales revenues may be adversely affected when expressed in U.S. dollars. The same effects may occur for our domestic sales in Argentina and Brazil for products sold in each of the respective local currencies. The effect of exchange rate fluctuations is partially offset by the fact that certain of our operating expenses are denominated in U.S. dollars (such as our freight costs and selling expenses in the form of commissions paid to our sales agents abroad) and a significant part of our indebtedness is denominated in U.S. dollars. As of December 31, 2012, our U.S. dollar-denominated indebtedness was U.S.$3,322.7 million. In addition, as the U.S. dollar appreciates against the local currency in any of our export markets, we must from time to time price our sales in that local currency to compete effectively.

During the last quarter of 2008, the prices of our products decreased substantially as a result of the global financial crisis. Prices began to show a slight recovery during the second quarter of 2009. The recovery in the pulp market was confirmed during the fourth quarter of 2009 and the year 2010, during which time pulp prices grew strongly, reaching near pre-crisis levels and continued at high levels during the first half of 2011. In the second half of 2011, pulp prices started to decline, reaching their lowest point at the end of the year. During the first half of 2012, pulp prices increased slightly, remaining generally stable during the second half of 2012. For additional discussion regarding recent movements in the price of pulp, see “Item 5. Operating and Financial Review and Prospects—Trend Information.”

However, future developments in the Chilean, Argentine, Brazilian, Uruguayan, Canadian and American economies may impair our ability to proceed with our strategic plan, including with respect to pricing. For additional discussion regarding the risks we face in each of the aforementioned markets, see “Item 3. Key Information—Risk Factors—Risks Relating to Chile,” “—Risks Relating to Argentina,” “—Risks Relating to Brazil,” “—Risks Relating to Uruguay,” “—Risks Relating to Canada” and “—Risks Relating to United States.”

In recent years, our sales revenue has been affected by price level volatility in the export market. The prices for each of our pulp, panels, wood and forestry products depend on the markets in which they are sold. While prices are generally similar for a given product on a global basis, regionalized market conditions affect prices in markets such as Asia, Europe and the United States.

The following table sets forth, for the periods indicated, average unit sales prices for our products.

	Year ended December 31,(1)
Product(2)	2010	2011	2012
	(U.S.$ per tonne)(3)
Pulp
Bleached pulp	765.4	740.8	630.2
Unbleached pulp	717.7	753.4	654.4

	(U.S.$ per cubic meter)(3)

Wood Products
Sawn timber	221.1	241.6	257.8
Remanufactured wood products	474.4	545.9	544.2
Panels
Plywood and fiberboard panels	363.2	395.2	371.9
Forestry Products
Sawlogs	47.1	35.4	38.3
Pulplogs	37.1	93.6	105.8

(1)	Calculated as average unit prices for the year based on our internally collected data.
(2)	Each category of product contains different grades and types and the shipping terms vary with the product, as well as the customer.
(3)	We generally quote our prices in U.S. dollars for export sales and in Chilean pesos, Argentine pesos or Brazilian reals for domestic sales.

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

Prices for unbleached softwood market pulp also follow cyclical patterns related to worldwide demand, stock levels and supply. Unbleached softwood market pulp represents about 3.9% of the total wood pulp market. The majority of such pulp is sold in Asia, and its price does not necessarily follow the cycle of prices for NBSK or Bleached Eucalyptus Kraft Pulp (“BEKP”).

During 2012, annual average pulp prices for all grades decreased with respect to 2011, which was mainly explained by lower demand from developed countries, and increased supply, especially from integrated European producers that added their own pulp production to the spot market. For additional discussion regarding recent movements in the price of pulp, see “Item 5. Operating and Financial Review and Prospects—Trend Information.”

Price of NBSK

The market price for NBSK was U.S.$641.51 as of December 31, 2008, a 26.2% decrease as compared to December 31, 2007. The market price of U.S.$798.77 per ton recorded as of December 31, 2009 represented an increase of 24.5% as compared to December 31, 2008. The market price for NBSK was U.S.$948.92 per ton as of December 31, 2010, an 18.8% increase as compared to December 31, 2009. The market price for NBSK was U.S.$833.71 per ton as of December 31, 2011, a 12.1% decrease as compared to December 31, 2010. The market price for NBSK was U.S.$809.6 per ton as of December 31, 2012, a 2.9% decrease as compared to December 31, 2011.

Price of BEKP

As of December 31, 2008, the market price for BEKP was U.S.$584.54, which represented a 24.6% decrease as compared to December 31, 2007. The market price for BEKP as of December 31, 2009 reached U.S.$700.00, which represented a 19.8% increase of over the price as of December 31, 2008. The market price for BEKP was U.S.$849.21 per ton as of December 31, 2010, a 21.3% increase as compared to December 31, 2009. The market price for BEKP was U.S.$651.86 per ton as of December 31, 2011, a 23.2% decrease as compared to December 31, 2010. The market price for BEKP was U.S.$775.94 per ton as of December 31, 2012, a 19% increase as compared to December 31, 2011.

Price of UKP

The market price for unbleached kraftwood pulp, or UKP, as of December 31, 2008 was U.S.$455.76, per tonne which represented a decrease of 23.8% as compared to December 31, 2007. The market price for UKP as of December 31, 2009 was U.S.$603.65 per tonne, which represented a 32.4% increase over the price as of December 31, 2008. The market price for UKP was U.S.$751.85 per tonne as of December 31, 2010, a 24.6% increase as compared to December 31, 2009. The market price for UKP was U.S.$603.65 per tonne as of December 31, 2011, a 18.9% decrease as compared to December 31, 2010. The market price for UKP was U.S.$600.3 per tonne as of December 31, 2012, a 1.6% decrease as compared to December 31, 2011.

Forestry, Wood Product and Panels Prices

Over the last five years, the average prices for our forestry, wood products and panels have fluctuated significantly, reflecting the effect on demand of global economic developments.

The slowdown in the global growth markets during 2008 negatively affected the demand for timber in all markets. The construction sector declined in the United States. In particular, the construction of houses declined to a rate of approximately 550,000 houses per year by December 2008, which negatively compares with the 2 million homes built in the United States during 2006. This decline negatively affected the sales volume and prices of wood and moldings, which reached their lowest levels during the last quarter of 2008. During most of 2008, there was a consistent demand for panels, which resulted in an increase in price in most of the products produced by Arauco. During the latter part of 2008, however, demand lowered, which negatively affected sales volume and prices of plywood and MDF in most markets, especially in the United States and Europe.

The fiscal year 2009 was challenging for the panels business due to low demand and a weak dollar. However, Arauco was able to sell all panels production without any plant shutdown despite the decline in demand. This was due to Arauco’s geographic diversification, with sales in over forty countries, and to Arauco’s broad product portfolio.

During 2010, average sales prices in our wood products segment increased as compared with 2009, mainly due to higher average sales prices of green sawn timber in the Asian market and remanufactured products in United States. Regarding our panel segment, in 2010 our sales in U.S. dollars increased by 33.5%, representing an increase of 15.3% in our average sales as compared to 2009. Average sales prices of plywood, which was the most negatively impacted product line in terms of margin erosion during 2009, increased during 2010, especially in Latin America, Europe and United States. Average sales prices of MDF, HB and MDF moldings also increased during 2010.

Although the construction and real estate market in the U.S. continued to underperform historical averages during 2011, there was a slight trend of recovery as compared with 2009 and 2010. This recovery was reflected in increased demand for wood products and price increases. In Latin America the demand for our sawn timber and panels products remained positive, which resulted in increases in sales revenue of 18.0% and 15.6%, respectively. Our sawn timber products increased in sales volume and average price by 3.9% and 9.3%, respectively. Sales revenue from our remanufactured products increased 32.4% as a consequence of a 15.1% increase in sales volume and a 15.1% in average prices. Average prices of our panels products increased 8.8%, and total sales volume increased 6.3%.

During 2012, average sales prices in our wood products segment increased as compared to 2011, mainly due to a 6.7% increase in average sales prices of sawn timber. In 2012, sales in our panel segment increased by 3.7% as compared to 2011. This increase is mainly due to a 10.4% increase in sales volume, which is partially explained by the acquisition of the Moncure mill and Flakeboard in 2012.

Prices for our panel, forestry and wood products may decline in the future. Our results of operations may be materially adversely affected if the prices of our products were to decline from current levels.

Costs

Our major costs of sales are the following:

•	the cost of timber,

•	costs related to harvesting (forestry works),

•	maintenance costs,

•	chemical costs,

•	the cost of sawmill processing,

•	depreciation, and

•	energy and fuel costs.

Our major administrative and selling expenses are wages and salaries, traffic, shipping and freight costs, insurance expenses and commissions.

Our property, plant and equipment are depreciated on a straight-line basis over the remaining useful lives of the underlying assets. However, the amount of such depreciation that relates to our fixed production assets, such as pulp mills and sawmills, is allocated to finished goods held as inventories and accumulates until charged to cost of sales when the finished goods are sold. Forests and land are not depreciated. For additional information relating to the accounting treatement of our biological assets, see “—Critical Accounting Policies—Biological Assets.”

Selling expenses consist primarily of per ton fees we pay to our selling agents. Traffic, shipping and freight costs are the outbound logistics costs of carrying the product to the client’s destination.

During 2009, cost of sales decreased by 7.7% as a result of lower sawn timber sales volume as well as lower unit costs of wood, chemicals and energy, reflecting Arauco’s stringent cost management and favorable market conditions for raw materials.

Cost of sales increased 5.8% during 2010, mainly due to higher cost of sales of our forestry operations and an increase in other raw materials and indirect costs, partially offset by lower maintenance costs.

During 2011, cost of sales increased 26.6% as a result of increased sales volumes among all of our business segments and increases in the unitary costs of our main products. In particular, our costs of sale per ton of our bleached softwood pulp, bleached hardwood pulp and unbleached softwood pulp increased 10.7%, 21.7% and 15.5%, respectively, as compared to 2010. In 2011, our cost of sales measured as a percentage of total revenues represented 65.9%, as compared to 60.4% in 2010.

Cost of sales increased 9.2% during 2012 as a result of increased sales volume in all of our business segments and increases in the unitary costs of our main products. Compared to 2011, our costs of sales per ton increased 8.7% for bleached softwood pulp, increased 7.2% for bleached hardwood pulp, and increased 19.1% for unbleached softwood pulp. In 2012, our cost of sales measured as a percentage of total revenues was 73.6%, as compared to 65.9% in 2011.

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

Fair Value of Financial Instruments

The Company recognizes certain financial assets and liabilities on its statement of financial position at fair value, which is the value that the Company estimates would be attributable to such asset or liability in an arms-length transaction. As of the date of the initial recognition, the management of the Company classifies its financial assets at fair value through (i) income or (ii) collectible credits and accounts, depending on the purpose for which the financial assets were acquired.

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

Biological Assets

IAS 41 requires that biological assets, such as standing trees, are shown on the statement of financial position at fair value. Our forests are thus accounted for at fair value less estimated point-of sale costs at harvest, considering that the fair value of these assets can be measured reliably.

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

Lawsuits and Contingencies

Arauco and its subsidiaries are subject to certain ongoing lawsuits, the future effects of which need to be estimated by the management of the Company in collaboration with its legal advisors. Arauco evaluates the reports of its legal advisors and make appropriate contingency estimates in each statement of financial position based on such reports. Arauco also makes contingency estimates and/or adjustments to prior contingency estimates upon the occurrence of material changes to the nature or underlying facts of such lawsuits. See “Item 3. Key Information—Risk Factors—Risks Relating to Us and the Forestry Industry—We are subject to legal proceedings related to our mills which could adversely affect our business, financial condition, results of operations and cash flows.” and “Item 8. Financial Information—Legal Proceedings.”

Results of Operations

The following table provides a breakdown of our financial results of operations and sales volumes as of and for the years ended December 31, 2010, 2011 and 2012. Both the table and the discussion that follows are based on and should be read in conjunction with our audited consolidated financial statements, including the notes thereto, as of December 31, 2010, 2011 and 2012 included elsewhere herein. The audited consolidated financial statements included herein are prepared in U.S. dollars and in accordance with IFRS.

	For the year ended December 31,
	2010				2011				2012
	Sales		%	Volume	Sales		%	Volume	Sales		%	Volume
	(in millions of U.S.$, except otherwise indicated)
Revenue
Pulp
Bleached pulp(1)	U.S.$	1,529.9	40.6%	1,999	U.S.$	1,759.5	40.2%	2,375	U.S.$	1,569.8	36.7%	2,490.7
Unbleached pulp(1)		247.2	6.6	344		301.4	6.9	400		286.7	6.7	438.1

Total		1,777.1	47.2	2,343		2,060.8	47.1	2,775.0		1,856.5	43.4	2,928.8
Panels
Plywood and Fiberboard panels		1,101.3	29.2	3,032		1,273.2	29.1	3,222		1,319.8	30.8	3,548.6
Other		0.3	0.0			0.5	0.0			0.7	0.0	6.9
Total		1,101.6	29.2	3,032		1,273.7	29.1	3,222		1,320.5	30.8	3,555.5
Wood Products
Sawn timber(2)		463.8	12.3	2,098		526.8	12.0	2,181		541.2	12.6	2,099.5
Remanufactured wood products(2)		149.7	4.0	316		198.3	4.5	363		224.5	5.2	412,5

Other		6.6	0.2			6.5	0.1			0.6	0.0	0.1

Total		620.1	16.5	2,414		731.6	16.7	2,544		766.2	17.9	2,512.1
Forestry Products
Sawlogs (net)(2)		90.5	2.4	1,923		75.2	1.7	2,123		86.1	2.0	2,250.1
Pulplogs(2)		22.7	0.6	612		41.5	0.9	443		29.0	0.7	274.2
Chips		29.3	0.8	501		28.5	0.7	398		25.4	0.6	365.1
Other		7.6	0.2	32		12.3	0.3	39		9.4	0.2	71.8

Total		150.2	4.0	3,068		157.5	3.6	3,003		149.9	3.5	2,961.2
Energy		86.0	4.3			98.2	2.2			136.7	3.2
Other		32.4	0.9			52.6	1.2			50.5	1.2

Total revenue		3,767.4	100.0%			4,374.5	100.0%			4,280.3	100%
Cost of sales
Timber		(613.5)				(639.6)				(719.4)
Forestry labor costs		(470.3)				(588.8)				(583.0)
Maintenance costs		(94.7)				(211.7)				(220.5)
Chemical costs		(240.9)				(334.5)				(381.2)
Depreciation		(187.2)				(217.0)				(236.7)
Other costs of sales		(669.8)				(890.9)				(1,007.7)

Total cost of sales		(2,276.4)				(2,882.5)				(3,148.5)
Gross profit		1,490.9	39.6%			1,492.0	34.1%			1,131.8	26.4%
Other income		378.5				475.0				390.5
Distribution costs		(381.9)				(477.6)				(451.8)
Administrative expenses		(323.9)				(415.5)				(474.0)
Other expenses		(49.1)				(90.3)				(80.4)
Other income (loss)		0.0				0.0				16.1
Finance income		15.8				24.6				17.8
Finance costs		(207.6)				(196.4)				(233.7)
Share of profit (loss) of associates and joint ventures accounted for using equity method		(7.7)				(11.9)				(14.3)
Exchange rate differences		(16.3)				(26.6)				(18.9)

Income before income tax		898.8				773.3				311.6
Income tax		(198.0)				(152.5)				(171.2)
Net income		700.7				620.8				140.5

(1)	Volumes measured in thousands of tonnes.
(2)	Volumes measured in thousands of cubic meters.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2012

Revenue

Revenue decreased 2.2% from U.S.$4,374 million in 2011 to U.S.$4,280 million in 2012, primarily as a result of:

•	a 9.9% decrease in revenue from pulp; and

•	a 4.8% decrease in revenue from forestry products; partially offset by

•	a 4.7% increase in revenue from wood products; and

•	a 3.7% increase in revenue from panels.

Pulp

Revenue from bleached and unbleached pulp decreased 9.9% from U.S.$2,060.8 million in 2011 to U.S.$1,856.5 million in 2012, reflecting a 14.6% decrease in average prices, partially offset by a 5.5% increase in sales volume. Sales of bleached pulp decreased 10.8% due to a 14.9% decrease in average prices, partially offset by a 4.9% increase in sales volume. Revenue from unbleached pulp decreased 4.9% due to a 13.1% decrease in average prices, partially offset by a 9.5% increase in sales volume.

Panels

Revenue from panels increased 3.7% from U.S.$1,273.7 million in 2011 to U.S.$1,320.5 million in 2012. This increase in revenues was primarily due to a 10.4% increase in sales volume, partially offset by a 6.1% decrease in average prices. During 2012, we experienced an increase in sales volume due to the acquisition of the Moncure mill and Flakeboard.

Wood products

Revenue from sawn timber and remanufactured wood products increased 4.7% from U.S.$731.6 million in 2011 to U.S.$766.2 million in 2012, primarily as a result of a 6.1% increase in average prices, partially offset by a 1.2% decrease in sales volume. Sawn timber sales revenue increased 2.7% from U.S.$526.8 million to U.S.$541.2 million due to a 6.7% increase in average prices, partially offset by a a 3.7% decrease in sales volume. Remanufactured products sales revenue increased 13.2% from U.S.$198.3 million to U.S.$224.5 million due to a 13.6% increase in sales volume, partially offset by a 0.3% decrease in average prices. The North American markets in particular experienced a strong demand for value-added wood products.

Forestry products

Revenue from forestry products decreased 4.8% from U.S.$157.5 million in 2011 to U.S.$149.9 million in 2012. This decrease was primarily the result of a 30.0% decrease in the sales revenue of pulplogs, partially offset by a 14.5% increase in the sales revenue of sawlogs.

Other revenue

Revenue from other sources, consisting principally of sales of energy and chemicals, increased 24.1% from U.S.$150.9 million in 2011 to U.S.$187.2 million in 2012. This was primarily the result of a U.S.$38.5 million increase in our energy sales.

Cost of sales

Cost of sales increased 9.2% from U.S.$2,882.5 million in 2011 to U.S.$3,148.5 million in 2012, primarily as a result of an increase in the sales volumes of our pulp and panels business segments and an increase in unitary costs of our forestry and wood products. In particular, as compared to 2011 the cost of timber increased by 12.5%, or U.S.$79.8 million, our indirect costs increased by 69.8% or US.$67.2 million and our chemical costs increased by 13.9% or U.S.$46.6 million. We have also experienced an increase in costs in our pulp business. In particular, our cost of sales per ton of BKPR and EKPR increased 9.3% and 7.2%, respectively, and our cost of sales per ton of UKPR increased 19.1%, as compared to 2011.

Gross profit

Our gross profit decreased from 34.1% for 2011 to 26.4% for 2012, primarily as a result of a 9.2% increase in cost of sales, and a 2.2% decrease in sales revenue.

Other income

Other income decreased 17.8% from U.S.$475.0 million in 2011 to U.S.$390.5 million in 2012, mainly as a result of lower net proceeds from insurance payments. In 2011 we recorded a gain of U.S.$194.0 million due to the insurance payments related to the February 2010 earthquake. In 2012 we recorded a gain of U.S.$89.0 million in insurance payments mainly related to the Nueva Aldea fire in January 2012 and the turbo generator stoppage in the Valdivia mill. The decrease in other income was partially offset by a net increase of U.S.$20.1 million in gains of non-core real estate assets in 2012.

Distribution costs

Distribution costs decreased 5.4% from U.S.$477.6 million in 2011 to U.S.$451.8 million in 2012, primarily due to a 3.6% or U.S.$15.7 million decrease in shipping and freight total costs and partially offset by a 5.5% increase in volume sales of pulp and a 10.4% increase in volume sales of panels. As a percentage of revenue, distribution costs decreased from 10.9% to 10.6% in 2012.

Administrative expenses

Administrative expenses increased 14.1% from U.S.$415.5 million in 2011 to U.S.$474.0 million in 2012, primarily as a result of an increase in wages and salaries, insurance and other administrative expenses of U.S.$34.1 million, U.S.$13.9 million and U.S.$25.4 million respectively. This increase is mainly attributable to an increase in our rate of hiring. As a percentage of revenue, administrative expenses increased from 9.5% in 2011 to 11.1% in 2012.

Finance costs

Finance costs increased 19.0% from U.S.$196.4 million in 2011 to U.S.$233.7 million in 2012. This increase was mainly due to prepayment accounting charges of U.S.$22.1 million incurred by Flakeboard and an increase of interest expenses of U.S.$9.9 million related to our other financial instruments, mainly forwards and swaps.

Exchange rate differences

We recorded a 29.2% decrease in exchange rate difference losses from U.S.$26.6 million in 2011 to U.S.$18.9 million in 2012, primarily as a result of foreign exchange losses attributable to money market investments, deposits and accounts receivables denominated in currencies which appreciated against the U.S. dollar, partially offset by payables liabilities denominated in currencies that appreciated against the U.S. dollar, including the Chilean peso, real and euro, among others.

Income tax

We recorded an income tax expense of U.S.$152.5 million in 2011 compared to U.S.$171.2 million in 2012. This increase is mainly explained by an extraordinary charge of approximately U.S.$129.0 million explained by a net increase in deferred tax liabilities as a consequence of Law No. 20,630, which was published on September 27, 2012. Among various changes to the Chilean tax code, the application of this law increased the corporate tax rate for Chilean corporations to 20% from 18.5%, effective for taxes payable during fiscal year 2013, including income earned during 2012. In addition, we had a lower deferred tax income relating to origination and reversal of temporary differences of U.S.$0.7 million in 2012 compared to U.S.$45.6 million in 2011. This decrease was partially offset by a lower current income tax expense of U.S.$65.6 million in 2012 compared to U.S.$242.9 million in 2011.

Net income

Net income in 2012 decreased 77.4% from U.S.$620.8 million in 2011 to U.S.$140.5 million in 2012, primarily as a result of a 2.2% decrease in our revenue, a 9.2% increase in our cost of sales, a 14.1% increase in our administrative expenses and distribution costs, as discussed above, an extraordinary charge in income tax expenses of U.S.$129.0 million and a decrease in net proceeds from insurance payments from U.S.$194.0 million in 2011 to U.S.$89.0 million in 2012, as discussed above.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2011

Revenue

Revenue increased 16.1% from U.S.$3,767.4 million in 2010 to U.S.$4,374.5 million in 2011, primarily as a result of:

•	a 15.6% increase in revenue from panels;

•	a 16.0% increase in revenue from pulp;

•	a 18.0% increase in revenue from wood products; and

•	a 4.9% increase in revenue from forestry products.

Pulp

Revenue from bleached and unbleached pulp increased 16.0% from U.S.$1,777.1 million in 2010 to U.S.$2,060.8 million in 2011, reflecting a 18.4% increase in sales volume, partially offset by a 2.1% decrease in average prices. Sales of bleached pulp increased 15.0% due to a 18.8% increase in sales volume, partially offset by a 3.2% decrease in average prices. Revenue from unbleached pulp increased 21.9% due to a 16.13% increase in sales volume and a 5.0% increase in average prices.

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

Cost of sales

Cost of sales increased 26.6% from U.S.$2,276.4 million in 2010 to U.S.$2,882.5 million in 2011, primarily as a result of an increase in the sales volumes of each of our business segments and increased unitary costs of our main products. In particular, our costs of sale per ton of BKPR, EKPR and UKPR have increased 10.7%, 21.7% and 15.5%, respectively, as compared to 2010. These increases have been driven primarily by increases in the cost of wood (which increased by 15.3% during 2011 as compared to 2010) and chemicals (which increased by 38.9% during 2011 as compared to 2010) and a 10.9% increase in the average Chilean peso/U.S. dollar exchange rate from Ch$468.01 per U.S.$1.00 during 2010 to Ch$519.20 per U.S.$1,00 in 2011.

Gross profit

Our gross profit decreased from 39.6% for 2010 to 34.1% for 2011 primarily as a result of a 26.6% increase in cost of sales, partially offset by a 16.1% increase in sales revenue.

Other income

Other income increased 25.5% from U.S.$378.5 million in 2010 to U.S.$475.0 million in 2011, mainly as a result of a net gain of U.S.$192.9 million attributable to the business interruption insurance claims related to the February 27, 2010 earthquake net of asset write-offs and operational expenses of stopped mill and a U.S.$8.4 million increase in the fair value of our biological assets, which was primarily the result of increases in the market prices of our products.

Distribution costs

Distribution costs for all markets increased 25.1% from U.S.$381.9 million in 2010 to U.S.$477.6 million in 2011, primarily as a result of an increase in shipping and freight total costs. The increase in shipping and freight costs was mainly explained by an 18.4% increase in the sales volume of pulp, a 6.3% increase in the sales volume of panels and a 5.4% increase in the sales volume sawn timber.

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

Finance costs

Finance costs decreased 5.4% from U.S.$207.5 million in 2010 to U.S.$196.4 million in 2011. This decrease is explained primarily by a decrease in the average interest rate applicable to our long-term debt.

Exchange rate differences

We recorded an increase in exchange rate difference losses of 63.6% from U.S.$16.3 million in 2010 U.S.$26.6 million in 2011, primarily as a result of foreign exchange losses attributable to money market investments, deposits and accounts receivables denominated in currencies which depreciated against the U.S. dollar, partially offset by foreign exchange gains attributable to our financial debt denominated in currencies that depreciated against the U.S. dollar, including the Chilean peso, real and euro, among others.

Income tax

We recorded an income tax expense of U.S.$198.0 million in 2010 compared to tax expenses of U.S.$152.5 million in 2011. This decrease was principally attributable to lower income before taxes in 2011 compared to 2010. Our effective tax rate decreased from 22.0% in 2010 to 19.7% in 2011, mainly due to an increase in the proportion of profits earned by our Chilean subsidiaries, which have a lower tax rate than each of our foreign subsidiaries.

Net income

Net income in 2011 decreased 11.4% from U.S.$700.7 million in 2010 to U.S.$620.8 million in 2011, primarily as a result of the increases in our cost of sales, administrative expenses and distribution costs as discussed above.

Liquidity and Capital Resources

Our primary sources of liquidity are funds from operations, domestic and international borrowings from commercial and investment banks and debt offerings in the domestic and international capital markets.

Arauco has a liquidity policy, approved by the board of directors, that maintains conservative criteria regarding Arauco’s liquidity management. Using a combination of different variables, we define scenarios, each of which has independent criteria for defining a minimum liquidity level.

We also have access to two committed credit facility lines amounting to an aggregate of approximately U.S.$320 million. The first line has an available amount of UF 1,700,000, or approximately U.S.$ 80.9 million. The second line has a maximum available amount of U.S.$ 240.0 million.

Cash Flow from Operating Activities

Our net cash flow provided by operating activities was U.S.$458.5 million in 2012 and U.S.$982.2 million in 2011. This decrease was principally due to a U.S.$329.7 million increase in payments for goods and services, a decrease of U.S.$137.7 million in receipts from premiums and claims, annuities and other policy benefits and a U.S.$91.7 million increase in payments to and on behalf of employees, partially offset by an increase of U.S.$98.2 million in receipts from sales of goods and rendering of services.

Our net cash flow provided by operating activities was U.S.$982.2 million in 2011 and U.S.$1,137.3 million in 2010. The decrease of net cash provided by operating activities in 2011 as compared to 2010 was principally due to a U.S.$656.5 million increase in payments for goods and services and a U.S.$149.6 million increase in income tax paid, partially offset by an increase of U.S.$622.4 million in our collection of sales revenue. The increase in both payments for goods and services and collection of sales revenue is mainly explained by higher sales volume during year 2011 as a consequence of the earthquake of February 27, 2010 that interrupted most of our operations in Chile during that year.

Cash Flow Used in Investing Activities

Our net cash used in investing activities was U.S.$1,027.0 million in 2012 and U.S.$1,208.9 million in 2011. This decrease was principally due to a 94.4% or U.S.$228.8 million decrease in capital contributions to non-controlling entities (primarily due to our 2011 acquisition of Florestal Vale do Corisco Ltda.) and a 69.7% or U.S.$139.2 million decrease in loans to related companies (primarily Montes del Plata), partially offset by an increase in capital contributions to subsidiaries or other business in the amount of U.S.$190.9 million mainly due to the Moncure mill and Flakeboard acquisitions.

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

Cash Flow from Financing Activities

Our net cash obtained from financing activities was U.S.$648.1 million in 2012 compared to the U.S.$481.2 million used in 2011. This variation is mainly due to a U.S.$1,122.8 million increase in proceeds from loans, primarily related to our 2012 issuance of U.S.$942.8 million in long term financing. In addition, in 2012 we experienced a U.S.$94.7 million decrease in the payment of dividends.

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

Contractual Obligations

In accordance with customary practice in the pulp industry, we generally do not have long-term sales contracts with our customers; rather, we maintain relationships with our customers, with whom we reach agreements from time to time on specific volumes and prices.

The following table sets forth certain contractual obligations as of December 31, 2012, and the period in which the contractual obligations come due.

		Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in thousands of U.S. dollars)
Debt obligations(1)	751,685	1,111,309	843,663	2,676,231	5,382,888
Forestal Río Grande debt obligations(2)	34,725	—	—	—	34,725
Purchase obligations(3)	12,390	—	—	—	12,390
Capital (finance) lease obligations	20,489	26,495	9.068	—	56,052

Total	819,289	1,137,804	852,731	2,676,231	5,486,055

(1)	Includes estimated interest payments related to long-term debt obligations based on market values as of December 31, 2012.
(2)	Forestal Río Grande S.A. is a special purpose entity, which we control but do not own. As a result, we include the financial information of Forestal Río Grande S.A. in our financial statements, including its long term debt obligations.
(3)	Excludes contracts entered into with independent contractors to perform operations on our behalf. Our payment obligations under such contracts are not pre-determined, but rather depend on the performance of certain variables. Accordingly, we cannot quantify our contractual obligations under such contracts.

Investment Activities

During 2012, our principal investment activities were as follows:

•	On December 29, 2011, we entered into an asset purchase agreement to acquire a panel industrial facility in Moncure, North Carolina. This transaction closed in January 2012 for U.S.$62.7 million.

•

On June 7, 2012, we entered into a share purchase agreement to acquire 100% of the shares of Flakeboard Company Limited, a Canadian company that operates seven panel production facilities in Canada and the United States. This transaction closed in September 2012 for a total purchase price of U.S.$242.5 million.

Financing Activities

During 2012, our principal financing activities were as follows:

•

On January 11, 2012, we issued U.S.$500 million aggregate principal amount of 4.75% bonds due in 2022 in the international capital markets. On June 13, 2012, we initiated an offer to exchange those outstanding bonds for an equal principal amount of 4.75% SEC-registered notes. The exchange notes had terms substantially identical to the outstanding notes, except with respect to transfer restrictions, registration rights and certain rights to additional interest that were applicable only to the unregistered bonds.

•

On April 26, 2012 we issued UF5 million aggregate principal amount of bonds in the Chilean market, which was the equivalent of approximately U.S.$238 million. The bonds were issued with a yield of 3.88%, with a maturity of 21 years and a grace period of 10 years.

•

In October 2012, we entered into a three-year revolving committed liquidity facility with Corpbanca S.A. that has a maximum available amount of UF 1,700,000, or approximately U.S.$80.9 million. As of April 2013, this line has not been used.

•

On November 1, 2012, Flakeboard Company Limited, one of our U.S. subsidiaries, entered into a U.S.$150 million unsecured loan agreement with Export Development Canada, J.P. Morgan Securities LLC and Mizuho Corporate Bank, LTD. The loan is guaranteed by Arauco and has a five-year term with a three-year grace period.

•

In November 2012, we entered into a three-year revolving committed facility with J.P. Morgan Securities LLC, Banco Estado de Chile, New York Branch, Deutsche Bank Securities Inc. and HSBC Securities Inc. USA that has a maximum available amount of U.S.$240 million. As of April 2013, this line has not been used.

As of December 31, 2012, our short-term bank debt was U.S.$413.3 million of which 88.1% was U.S. dollar-denominated. As of December 31, 2012, our total long-term bank debt (including the current portion of such debt) was U.S.$508.4 million of which 92.7% was U.S. dollar-denominated. In addition, as of December 31, 2012, we guarantee obligations of U.S.$555.9 million related to Montes del Plata, U.S.$270.0 million related to Alto Paraná and U.S.$150 million related to Flakeboard. As of December 31, 2012, we also had total capital markets borrowings (including the current portion of such debt) of U.S.$3,417.8 million, 72.8% of which was U.S. dollar-denominated. As of December 31, 2012, the weighted average maturity of our long-term debt was 6.3 years. The interest rate on our variable rate debt is determined principally by reference to the London inter-bank offered rate (LIBOR), and as of December 31, 2012, the average interest rate for our U.S. dollar floating rate debt over nine-month LIBOR was 1.45%. As of December 31, 2012, the average interest rate for our U.S. dollar fixed rate debt was 5.21%. These average rates do not reflect the effect of swap agreements and subsequent unwinds effective as of December 31, 2012.

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

We were in compliance with all bank loans and bonds covenants as of December 31, 2012.

OFF-BALANCE SHEET ARRANGEMENTS

In addition to the debt that is reflected on our balance sheet, we guarantee 50% of the following debt of Celulosa y Energía Punta Pereira and Zona Franca Punta Pereira, each a Uruguayan affiliate of our Montes del Plata joint venture:

•	the IDB Facility Agreement, which has a maximum available amount of U.S.$454,000,000; and

•	the Finnvera Guaranteed Facility Agreement which has a maximum available amount of up to U.S.$900,000,000.

For more information, see “Item 3. Key Information—Risk Factors—Risks Relating to Uruguay—Economic conditions in Uruguay may have a direct impact on our financial condition, results of operations and cash flows” and Note 23 to our audited consolidated financial statements.

As of December 31, 2012, U.S.$1,111.9 million of an aggregate maximum available amount of U.S.$ 1,354.0 million was outstanding under both facilities, of which outstanding amount we guarantee 50%. The guarantees were issued to enhance the credit worthiness of the borrowing entities in order to allow such entities to obtain, under more favorable conditions, the financing necessary for the construction of a pulp mill and port terminal in Punta Pereira, Uruguay, which we expect to positively contribute to the financial condition and results of operations of our Montes del Plata joint venture. For more information regarding the status of the construction of the mill, see “Item 4. Information on the Company—Pulp—Pulp mills—Uruguay”. If Celulosa y Energía Punta Pereira or Zona Franca Punta Pereira default under any or both of these facilities, we may be required to make a payment on their behalf or to assume on our balance sheet the portion of their debt that we guarantee, an outcome that could materially adversely affect our financial expenses, net income, ability to raise additional debt and credit ratings.

TREASURY MANAGEMENT

We manage the treasury activities of all of our Chilean subsidiaries on a centralized basis. Our Chilean subsidiaries borrow from or lend money to us in accordance with their daily cash requirements or surplus, maintaining their cash balance close to zero. Our policy is not to allow our Chilean subsidiaries to invest in financial instruments and other transactions. We make decisions regarding short-term loans, short-term investments, currency transactions and other transactions on a consolidated basis. Treasury activities are governed by our cash and deposits policy, which is approved by the board of directors. The main principles of our cash and deposits policy are as follows:

•	investments must be in fixed income instruments;

•	we do not invest in stocks;

•	investments must be in instruments from the Central Bank of Chile or from reputable financial institutions; and

•	transactions must be carried out only with banks or bank subsidiaries.

Our Argentine, Brazilian, Canadian and U.S. subsidiaries manage their treasury activities independently from us. Their activities are governed by cash and deposit policies that are approved by our Chief Financial Officer. These policies are based on the same principles underlying our cash and deposits policy.

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

Cross Currency Swap Agreements

We have outstanding the following cross currency swap agreements to hedge our local bonds issued in UF:

•

A cross currency swap agreement with Banco de Chile for UF 1,000,000. Under this agreement, we receive semi-annual interest based on the notional amount of UF 1,000,000 at a rate of 2.25% and we pay semi-annual interest based on the notional amount of U.S.$35.7 million , which is equivalent to UF 1,000,000 at the currency exchange rate at the date of the agreement, at a rate of 4.99%. This swap matures in March 2014.

•

A cross currency swap agreement with JPMorgan Chase Bank for UF 1,000,000. Under this agreement, we receive semi-annual interest based on the notional amount of UF 1,000,000 at a rate of 2.25% and we pay semi-annual interest based on the notional amount of U.S.$35.3 million, which is the equivalent to UF 1,000,000 at the currency exchange rate at the date of the agreement, at a rate of 4.94%. This swap agreement matures in March 2014.

•

A cross currency swap agreement with Barclays Bank PLC for UF 1,000,000. Under this agreement, we receive semi-annual interest based on the notional amount of UF 1,000,000 at a rate of 4.25% and we pay semi-annual interest based on the notional amount of U.S.$38.38 million, which is equivalent to UF 1,000,000 at the currency exchange rate at the date of the agreement, at a rate of 5.86%. This swap agreement matures in October 2014.

•

A cross currency swap agreement with Banco de Chile for UF 1,000,000. Under this agreement, we receive semi-annual interest based on the notional amount of UF 1,000,000 at a rate of 4.25% and we pay semi-annual interest based on the notional amount of U.S.$37.98 million, which is equivalent to UF 1,000,000 at the currency exchange rate at the date of the agreement, at a rate of 5.79%. This swap agreement matures in April 2014.

•

A cross currency swap agreement with Deutsche Bank for UF 1,000,000. Under this agreement, we receive semi-annual interest based on the notional amount of UF 1,000,000 at a rate of 4.25% and we pay semi-annual interest based on the notional amount of U.S.$37.98 million, which is equivalent to UF 1,000,000 at the currency exchange rate at the date of the agreement, at a rate of 5.8%. This swap agreement matures in October 2014.

•

A cross currency swap agreement with Deutsche Bank for UF 1,000,000. Under this agreement, we receive semi-annual interest based on the notional amount of UF 1,000,000 at a rate of 4.25% and we pay semi-annual interest based on the notional amount of U.S.$37.62 million, which is equivalent to UF 1,000,000 at the currency exchange rate at the date of the agreement, at a rate of 5.79%. This swap agreement matures in October 2014.

•

A cross currency swap agreement with Barclays Bank PLC for UF 1,000,000. Under this agreement, we receive semi-annual interest based on the notional amount of UF 1,000,000 at a rate of 4.25% and we pay semi-annual interest based on the notional amount of U.S.$38.42 million, which is equivalent to UF 1,000,000 at the currency exchange rate at the date of the agreement, at a rate of 5.62%. This swap agreement matures in October 2014.

•	A cross currency swap agreement with Deutsche Bank for UF 1,000,000. Under this agreement, we receive semi-annual interest based on the notional amount of UF 1,000,000 at a rate of 4.25% and we pay semi-annual interest based on the notional amount of U.S.$43.62 million, which is equivalent to UF 1,000,000 at the currency exchange rate at the date of the agreement, at a rate of 5.29%. This swap agreement matures in October 2021.

•

A cross currency swap agreement with JPMorgan Chase Bank for UF 1,000,000. Under this agreement, we receive semi-annual interest based on the notional amount of UF 1,000,000 at a rate of 4.25% and we pay semi-annual interest based on the notional amount of U.S.$43.62 million, which is equivalent to UF 1,000,000 at the currency exchange rate at the date of the agreement, at a rate of 5.23%. This swap agreement matures in October 2021.

•

A cross currency swap agreement with Corpbanca for UF 1,000,000. Under this agreement, we receive semi-annual interest based on the notional amount of UF 1,000,000 at a rate of 3.25% and we pay semi-annual interest based on the notional amount of U.S.$42.86 million, which is equivalent to UF 1,000,000 at the currency exchange rate at the date of the agreement, at a rate of 5.20%. This swap agreement matures in September 2020.

•

A cross currency swap agreement with BBVA for UF 1,000,000. Under this agreement, we receive semi-annual interest based on the notional amount of UF 1,000,000 at a rate of 3.25% and we pay semiannual interest based on the notional amount of U.S.$42.86 million, which is equivalent to UF 1,000,000 at the currency exchange rate at the date of the agreement, at a rate of 5.20%. This swap agreement matures in September 2020.

•

A cross currency swap agreement with Deutsche Bank for UF 1,000,000. Under this agreement, we receive semi-annual interest based on the notional amount of UF 1,000,000 at a rate of 3.25% and we pay semi-annual interest based on the notional amount of U.S.$42.86 million, which is equivalent to UF 1,000,000 at the currency exchange rate at the date of the agreement, at a rate of 5.25%. This swap agreement matures in September 2020.

•

A cross currency swap agreement with Banco Santander for UF 1,000,000. Under this agreement, we receive semi-annual interest based on the notional amount of UF 1,000,000 at a rate of 3.25% and we pay semi-annual interest based on the notional amount of U.S.$42.87 million, which is equivalent to UF 1,000,000 at the currency exchange rate at the date of the agreement, at a rate of 5.17%. This swap agreement matures in September 2020.

•

A cross currency swap agreement with BBVA for UF 1,000,000. Under this agreement, we receive semi-annual interest based on the notional amount of UF 1,000,000 at a rate of 3.25% and we pay semi-annual interest based on the notional amount of U.S.$42.86 million, which is equivalent to UF 1,000,000 at the currency exchange rate at the date of the agreement, at a rate of 5.09%. This swap agreement matures in September 2020.

•

A cross currency swap agreement with Corpbanca for UF 1,000,000. Under this agreement, we receive semi-annual interest based on the notional amount of UF 1,000,000 at a rate of 4.00% and we pay semi-annual interest based on the notional amount of U.S.$43.28 million, which is equivalent to UF 1,000,000 at the currency exchange rate at the date of the agreement, at a rate of 3.36%. This swap agreement matures in October 2014.

•

A cross currency swap agreement with Corpbanca for UF 1,000,000. Under this agreement, we receive semi-annual interest based on the notional amount of UF 1,000,000 at a rate of 3.96% and we pay semi-annual interest based on the notional amount of U.S.$46.47 million, which is equivalent to UF 1,000,000 at the currency exchange rate at the date of the agreement, at a rate of 4.39%. This swap agreement matures in November 2021.

•

A cross currency swap agreement with JPMorgan for UF 1,000,000. Under this agreement, we receive semi-annual interest based on the notional amount of UF 1,000,000 at a rate of 3.96% and we pay semi-annual interest based on the notional amount of U.S.$47.16 million, which is equivalent to UF 1,000,000 at the currency exchange rate of 3.97% as of the date of the agreement. This swap agreement matures in November 2021.

The aggregate fair value of our currency swap agreements as of December 31, 2012 represented an asset of U.S.$47.6 million and as of December 31, 2011 represented a liability of U.S.$0.2 million.

These cross currency swap agreements allow us to address uncertainties regarding exchange rates. Through these agreements, we receive cash flows in UF, which allow us to comply with the terms of our outstanding bonds and pay fixed amounts in dollars, the currency in which a significant amount of our assets are denominated.

We have also analyzed our exposure to risks associated with fluctuations in the prices of commodities, including pulp, but have, thus far, not entered into any material hedging transactions with respect to such risks.

RESEARCH AND DEVELOPMENT

We spent U.S.$2.2 million in 2012, U.S.$3.5 million in 2011 and U.S.$3.1 million in 2010 on research and development. We conduct our principal research and development programs through our subsidiary, Investigaciones Forestales Bioforest S.A., which concentrates its efforts on applying and implementing advanced technologies to the specific characteristics of our forests and mills.

We are continuously researching and attempting to develop different strains of long-fiber pine trees to improve their quality and to shorten their average harvest cycle. Additionally, we maintain close relations with certain international research institutes, equipment suppliers and the scientific and engineering communities that participate in our industry.

TREND INFORMATION

World pulp prices for hardwood and softwood increased during the first quarter of 2013. As of March 31, 2013, the northern bleached softwood kraft pulp index has increased 3.8% as compared to December 31, 2012, reaching U.S.$840.75 per tonne, and the bleached hardwood kraft pulp index has increased 3.6% as compared to December 31, 2012, reaching U.S.$803.50 per tonne. New hardwood pulp capacity has entered the market, but this influx of supply has had little impact on price. The main driver of the first quarter price increase was strong demand from Asia, particularly from China.

The European pulp market has not yet recovered from 2012’s depressed market. Unstable financial markets have translated into a lack of paper demand; and lower paper productions levels have reduced demand for pulp. Furthermore, certain European integrated paper producers have cut paper production while continuing to produce pulp, mainly long-fiber pine pulp (the most commonly used pulp grade in Europe), which has increased pulp supply in European and Asian markets and crowded out foreign producers.

The real estate and construction sectors in the United States have shown significant improvement during the fourth quarter of 2012 and the opening months of 2013. The housing starts index reached 917,000 units in February 2013, a 39.6% increase as compared to the 657,000 unit per year reached in December 2011. During the first few months of 2013, we have experienced strong demand and price increases for MDF and MDF moldings in the North American market. In Latin America, we have experienced increasing demand and prices for our panel products, and we expect demand and prices to continue to rise for the remainder of 2013.

For more information regarding trends in our business, see “Item5. Operating and Financial Review and Prospects—Overview” and “—Exchange Rate Fluctuations.” For risks affecting our business, see “Item 3. Key Information —Risk Factors.”

Item 6. Directors, Senior Management and Employees

DIRECTORS AND EXECUTIVE OFFICERS

Directors

A board of directors manages our business. Our by-laws (estatutos) require that the board of directors consist of nine directors. Our directors cannot also be our executives. The entire board is elected every three years and can be re-elected for any number of periods. The current board was elected in April 2013, and their terms will be renewed in April 2016. The board may appoint replacements to fill any vacancies that occur during periods between elections; however, at the annual shareholders’ meeting following any such replacement, an election of the entire board must take place. Scheduled meetings of the board of directors are, generally, held once a month. Extraordinary board meetings are called when summoned by the Chairman or when requested by at least two directors. There are no contracts under which the current directors of the Company would receive from us any benefits upon the termination of their employment by the Company. We do not have an audit committee or compensation committee.

Our current directors are listed below.

Name	Years as Director	Position	Age
Manuel Bezanilla	27	Chairman	68
Roberto Angelini	27	First Vice-Chairman	64
Jorge Andueza	19	Second Vice-Chairman	64
José Tomás Guzmán	27	Director	83
José Rafael Campino	3	Director	60
Alberto Etchegaray	19	Director	68
Eduardo Navarro	5	Director	48
Timothy C. Purcell	8	Director	53
Nicolás Majluf (1)	1	Director	67
Carlos Corxatto(1)	27	Director	98

(1)	Mr. Carlos Croxatto resigned in August 2012, and Mr Nicolas Majluf was appointed to replace him in August 2012.
Included below are brief biographical descriptions of each of our directors.

Manuel Bezanilla became a Director on April 30, 1986 and became Chairman of the board of directors on April 23, 2013. He served as Second Vice-Chairman of the board of directors from May 4, 2007 to April 23, 2013. He is also a partner of the law firm Portaluppi, Guzmán y Bezanilla and serves as a member of the boards of directors of Forestal Arauco, Pesquera Iquique-Guanaye S.A., AntarChile and Inversiones Siemel S.A. Mr. Bezanilla holds a law degree from the Catholic University of Chile.

Roberto Angelini became a Director on April 30, 1986 and became First Vice-Chairman of the board of directors on May 4, 2007. He served as Vice-Chairman of the board of directors from April 18, 1991 to January 4, 2005, when he voluntarily resigned, and as Second Vice-Chairman of the board of directors from January 27, 2005 to May 4, 2007. He serves as Chairman of the board of directors of Empresas Copec, COPEC, AntarChile, Corpesca S.A., Pesquera Iquique-Guanaye S.A., Astilleros Arica S.A., Compañía Minera Can Can S.A. and Servicios Corporativos Sercor S.A. He also serves as a member of the boards of directors of Forestal Arauco, Empresa Pesquera Eperva S.A., Orizon S.A., Compañía de Seguros de Vida Cruz del Sur S.A., Inversiones Siemel S.A. and Sigma S.A. Mr. Angelini holds a degree in civil engineering from the Catholic University of Chile.

Jorge Andueza became a Director on April 11, 1994 and was appointed Second Vice-Chairman of the board of directors on April 23, 2013. He is also the Chief Executive Officer of AntarChile and serves as a member of the boards of directors of COPEC, Empresas Copec, Forestal Arauco, Empresa Pesquera Eperva S.A., Corpesca S.A., Compañía de Seguros de Vida Cruz del Sur S.A., Inversiones Siemel S.A., Astilleros Arica S.A., Pesquera Iquique-Guanaye S.A., Orizon S.A., Organización Terpel S.A., Servicios Corporativos Sercor S.A. and Sigma S.A. Mr. Andueza holds a degree in electronic civil engineering from Federico Santa María Technical University.

José Tomás Guzmán became a Director on April 30, 1986. He served as Chairman of the board of directors from May 4, 2007 to April 23, 2013 and from April 18, 1991 to January 4, 2005, when he voluntarily resigned. He also served as First Vice-Chairman of the board of directors from January 27, 2005 to May 4, 2007. He is a partner of the law firm Portaluppi, Guzmán y Bezanilla, is a Vice-Chairman of COPEC, Empresas Copec and AntarChile, is Chairman of the board of directors of Forestal Arauco, Inversiones Siemel S.A. and Compañía de Seguros de Vida Cruz del Sur S.A., and serves as a member of the boards of directors of Sigma S.A., Servicios Corporativos Sercor S.A., Corpesca S.A. and Astilleros Arica S.A. Mr. Guzmán holds a law degree from the Catholic University of Chile.

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

Nicolás Majluf became a director on August 28, 2012. He is a professor at the School of Engineering of the Catholic University of Chile, a member of the boards of directors of Sodimac S.A., Euroamerica Seguros de Vida S.A., and Carnes Ñuble S.A., and consultant to the board of directors of Inchalam S.A. (Industrias Chilenas de Alambre Sociedad Anónima), and its related companies (Prodalam S.A.; Acma S.A.; Acmanet S.A.; Prodac (Perú) Productos de Acero Cassado S.A.; Prodinsa: Productos de Acero S.A. Prodinsa; Wire Rope Industries; and Procables S.A.). He formerly served on the boards of directors of Corporación Nacional del Cobre de Chile (Codelco), Empresas Copec S.A., S.A.C.I. Falabella, Telefónica S.A., Electroandina S.A., EDELNOR S.A.A., Colbún S.A., Empresas Pizarreño S.A. and Bazuca.com. Mr. Majluf holds a degree in civil engineering from the Catholic University of Chile, a MSc in Operations Research from Stanford University, and a PhD in Management from the Massachusetts Institute of Technology.

Executive Officers

Our executive officers are appointed by the board of directors and hold office at its discretion. Our current principal executive officers and the directors of each area or department are listed below.

Name	Years with Arauco	Position	Age
Matías Domeyko(1)	24	Chief Executive Officer	51
Cristián Infante	17	President and Chief Operating Officer	46
Gianfranco Truffello	18	Chief Financial Officer	45
Robinson Tajmuch	22	Senior Vice-President Comptroller	56
Camila Merino	2	Senior Vice-President Human Resources	45
Franco Bozzalla	23	Senior Vice-President Wood Pulp	50
Charles Kimber	27	Senior Vice-President Commercial & Corporate Affairs	51
Antonio Luque	21	Senior Vice-President Sawn Timber	56
Alvaro Saavedra	21	Senior Vice-President Forestry	57
Gonzalo Zegers	5	Senior Vice-President Panels	52
Felipe Guzmán	4	General Counsel	43

(1)	Matías Domeyko worked at Arauco from 1987 to 1994. He rejoined Arauco in 1997.

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

Robinson Tajmuch is the Senior Vice-President Comptroller of Arauco. He joined Arauco in 1991 and was previously our Comptroller. Before joining Arauco, he served as Auditing Manager at Price Waterhouse. Mr. Tajmuch holds a degree in accounting and auditing from the Santiago University of Chile.

Camila Merino is the Senior Vice-President Human Resources of Arauco. Prior to joining Arauco, Ms. Merino served as the Labor Minister of the Chilean government. She also has served as Chief Executive Officer at Metro de Santiago and Corporate Vice President at SQM. Ms. Merino holds a degree in civil engineering from the Catholic University of Chile and a master’s degree in business administration from the Massachusetts Institute of Technology.

Franco Bozzalla is the Senior Vice-President Woodpulp of Arauco. He joined Arauco in 1990. He was formerly a sales representative of Forestal Arauco and the Panels Area Managing Director. Mr. Bozzalla holds a degree in civil engineering from the Catholic University of Chile.

Charles Kimber is the Senior Vice-President Commercial & Corporate Affairs of Arauco. He graduated from the Catholic University of Chile with a degree in Commercial Engineering and joined Arauco in 1986, where he has held several positions in sales. He was previously Managing Director of Arauco Wood Products Inc.

Antonio Luque is the Senior Vice-President Sawn Timber of Arauco and has held that position since 1993. Before joining Arauco, he was the General Manager of Cabildo S.A. and a research engineer at Compañía Industrial. Mr. Luque holds a degree in civil engineering from the University of Chile.

Alvaro Saavedra is the Senior Vice-President Forestry of Arauco. He joined Arauco in 1991. Previously, he was the Director of Development of Forestal Arauco. He holds a degree in civil engineering from the University of Chile and a master’s degree in science from the University of London.

Gonzalo Zegers is the Senior Vice-President Panels of Arauco. He joined Arauco in 2008. Before joining the Company, he was the general manager of Agrofruta S.A. from 1991 to 1995, Chief Financial Officer (1995-1996) and Chief Executive Officer (1996-2005) of MASISA, and Chief Executive Officer of ATC Panels Inc. (USA) until 2008. Mr. Zegers holds a degree in commercial engineering from the Santiago University of Chile.

Felipe Guzmán is the General Counsel of Arauco. He joined Arauco in December 2008. Before joining the Company, he worked at the law firm Portaluppi, Guzmán & Bezanilla (1996-2008), and he spent a year as an International Associate at Simpson, Thacher & Bartlett in New York (2000-2001). Mr. Guzmán holds a law degree from Finis Terrae University, and a Master of Law from Duke University.

Compensation

For 2012, the aggregate compensation of all our directors and executive officers and senior managers paid or accrued in that year for services in all capacities, including salaries and compensation for their service to those executive officers who serve as directors, was U.S.$1,721 million. We do not maintain any pension or retirement programs or incentive compensation plans for our directors or executive officers. We also do not maintain any plans providing for benefits upon termination of employment. The following table sets out the compensation of our directors for their services as directors in the years provided.

	2011		2012
Roberto Angelini	U.S.$	213,354	167,395
José Tomás Guzmán		259,868	200,875
Carlos Croxatto		269,354	171,462
Manuel Bezanilla		179,804	166,658
Jorge Andueza		113,753	134,101
José Rafael Campino		64,949	66,965
Alberto Etchegaray		64,949	66,965
Eduardo Navarro		64,949	66,965
Juan Cambiaso		48,000	—
Antonio Luque		43,156	44,199
Matías Domeyko		154,591	96,875
René Katz		13,564	13,923
Manfred Mayer		13,564	13,923
Jorge Garnham Mezzano		6,707	22,963
Eduardo Zañartu		13,591	14,276
Alvaro Saavedra		43,156	44,199

	2011	2012
Franco Bozzalla	33,822	61,408
Cristián Infante	84,448	111,335
Gonzalo Zegers	29,591	30,276
Robinson Tajmuch	27,156	28,199
Charles Kimber	27,156	28,199
Timothy C. Purcell	64,949	66,965
Gianfranco Truffello	9,026	23,441
Pablo Mainardi	—	18,867
Pablo Ruival	—	18,867
Sergio Gantuz	—	18,867
Nicolás Majluf Sapag	—	22,918

Total Compensation	1,843,457	1,721,086

Employees

The following table provides a breakdown of our employees by main category of activity as of the end of each year in the three-year period ended December 31, 2012.

	As of December 31,
	2010	2011	2012
Pulp mill employees	2,327	2,348	2,619
Other industrial employees	3,446	3,583	7,277
Forestry employees	1,670	1,803	1,536
Administrative employees	1,591	1,954	1,609

Total	9,034	9,688	13,227

Under Chilean and Brazilian labor legislation, we are secondarily liable for the payment of labor and the social security obligations owed to employees of our contractors. In Chile, in the event that we do not exercise the rights granted to us by the labor laws regarding the supervision of our contractors in their compliance of their labor and social security obligations, then our responsibility is elevated from secondary to joint and several, thus enabling an employee of a contractor to bring a claim relating to these obligations against both the contractor and to us, as the party hiring such contractor, although the contractor would remain primarily liable for such obligations. Furthermore, as a general rule, we are also responsible for some of the health and safety conditions of the contractors’ workers, and we are obligated to supervise the compliance by our contractors with all obligations related to such conditions while such workers are performing activities for us within our corporate purpose.

In Argentina, substantially similar joint liability rules apply to a principal and its contractors. In addition, a new national rural labor law, Law 26,727, promulgated on December 28, 2011 but which became fully operational in March 2013 after publication of certain relevant regulations, permits contractor employees under forestry contracts to bring actions directly against the principal to whom the employees’ services are being provided, instead of requiring them to bring actions against the contractor. For work or services related to the ordinary production process of a principal, the law provides that an employment relationship exists between the principal and the employee of the contractor.

19.3% of our employees in Chile, 46.9% of our employees in Argentina, 10.7% of our employees in Brazil and none of our employees in the United States or Canada were unionized as of December 31, 2012. We negotiate collective bargaining agreements of two, three or four years’ duration with unionized employees.

We have stable employee relations in Chile, Argentina, Brazil, the United States and Canada. Our Chilean operations have not experienced any work stoppages in the last five years other than (i) a four-day work stoppage in July 2012 at our Horcones Panel Mill located in Arauco, during which production resumed partially after the second day, (ii) a ten-day work stoppage in November 2009 at our Constitución pulp mill, our Trupán-Cholguán panel mill, and our Nueva Aldea and Horcones complexes, (iii) a three-day work stoppage in September 2009 at our Constitución and Valdivia pulp mills, our Trupán-Cholguán panel mill, and our Nueva Aldea and Horcones complexes; and (iv) a six-day work stoppage in May 2007 at our Horcones complex (which includes the Arauco pulp mill, a panel plant and two sawmills), each of which was caused by the employees of our third party forestry contractors at each of the respective facilities.

Our Argentinean operations have not experienced any work stoppages in 2012. However, we experienced (i) a 3-day stoppage at Alto Paraná’s chemical mill in March 2011, as a result of a strike by the chemical union and (ii) a 4-day stoppage at Alto Paraná’s pulp mill in September 2010, as a result of a strike by the pulp union, but these strikes were limited to two hours per shift and did not materially affect operations. In January 2008, Alto Paraná’s chemical mill in Argentina experienced a three-day work stoppage, but these strikes were limited to two hours per shift and did not materially affect operations. In addition, in January and February 2007, we experienced (i) a 12-day stoppage at our Zárate mill due to a dispute arising between the local chemical and timber unions with regard to the representation of their workers at the mill and (ii) a six-day suspension of operations at the Alto Paraná’s pulp mill as a result of a strike by a group of approximately 150 power saw operators.

For information regarding strikes and work stoppages occurred in the last five years at our Argentinean subsidiary, see “Item 3. Key Information—Risk Factors—Risks Relating to Us and the Forestry Industry—Our operations could be adversely affected by labor disputes.”

Our Brazilian operations have not experienced any work stoppages in the last five years.

In September 2011, we experienced a 12-day work stoppage of construction at our Montes del Plata joint venture in Uruguay.

During the last year, there have been no strikes or other material work stoppages at our U.S. and Canadian subsidiaries.

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

Our First Vice-Chairman, Roberto Angelini, owns directly and indirectly 22.4% of Inversiones Angelini. He directly owns 0.2% of AntarChile. Through his direct and indirect interests in Inversiones Angelini, AntarChile and Empresas Copec, Roberto Angelini beneficially owns 8.7% of our shares.

Our Chairman, José Tomás Guzmán, owns 1.0% of Inversiones Angelini. Directly and indirectly through Agroforestal e Inversiones Maihue Limitada and Inversiones Maihue Limitada, he owns 0.8% of AntarChile and 0.12% of Empresas Copec. Through his interests in Inversiones Angelini, AntarChile and Empresas Copec, José Tomás Guzmán beneficially owns 1.0% of our shares.

None of our other directors or executive officers beneficially owns 1% or more of our shares.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Our only outstanding voting securities are shares of common stock of a single series, without nominal (par) value. The following table sets forth certain information concerning ownership of our common stock, as of April 30, 2013, with respect to each shareholder known by us to own more than 5% of the outstanding shares of our common stock and all of our directors and executive officers, as a group.

	Number of Shares Owned	Percentage Ownership
Empresas Copec	113,127,605	99.98
Directors and executive officers of the Company, as a group	—	—

Through its ownership of our Common Stock, Empresas Copec currently has voting control over us.

Empresas Copec is a Chilean public company listed on the Santiago Stock Exchange, the Valparaíso Stock Exchange and the Chilean Electronic Stock Exchange. It is a holding company, the principal interests of which are in Arauco, gasoline distribution, electricity, gas distribution and fishing. Before October 1, 2003, Empresas Copec’s legal name was Compañía de Petróleos de Chile S.A. As of that date, Compañía de Petróleos de Chile S.A. transferred all its gasoline- and fuel-related business assets to a new subsidiary, Compañía de Petróleos de Chile COPEC S.A., which we call COPEC, and changed its legal name to Empresas Copec S.A. In May 2005, AntarChile purchased 3.1 million shares of COPEC, increasing its ownership to 60.4% of Empresas Copec. As of December 31, 2011, AntarChile owned 60.8% of Empresas Copec.

Through its ownership in Empresas Copec, AntarChile beneficially owned 60.8% of our shares as of December 31, 2012. As of April 30, 2013, AntarChile beneficially owns 60.8% of our shares. Inversiones Angelini y Compañía Limitada (“Inversiones Angelini”) in turn owns 63.4% of AntarChile’s shares, and certain other related investors own an additional 10.96% of AntarChile. Inversiones Angelini and such other investors are defined herein as the “Angelini Group.”

The principal equity owners of interest in Inversiones Angelini are Mrs. María Noseda Zambra with 10.9%, Mr. Roberto Angelini Rossi directly and indirectly with 22.4%, and Mrs. Patricia Angelini Rossi directly and indirectly with 18.8%.

As of December 31, 2012 and April 30, 2013, the Angelini Group controlled Arauco through the ownership structure described above.

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

•

We purchase port services from our 20.3% affiliates Puertos y Logística S.A. (formerly Puerto de Lirquén S.A.) and Puerto Lirquén S.A. (formerly Portuaria Sur de Chile S.A.), and our 50.0% affiliate Compañía Puerto de Coronel S.A.;

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

Item 8. Financial Information

See “Item 17—Financial Statements.”

EXPORT SALES

Export sales constituted 66.1% of our sales revenue for the year ended December 31, 2012. Our total export sales revenue for 2012 was U.S.$2,829.4 million. Our principal overseas markets are Asia, North America and Western Europe. See “Item 4. Information on the Company—Description of Business—Domestic and Export Sales.”

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

Valdivia Mill

Our operations at the Valdivia Mill have been subject to continued environmental scrutiny by Chilean environmental regulators and the Chilean public since the mill began its operations in 2004. There have been allegations of a causal connection between the migration and death of black-neck swans and the operations at the Valdivia mill, and in a study dated April 18, 2005, researchers at the Austral University in Valdivia concluded that wastewater discharges from the Valdivia Mill had significantly altered the quality of the Cruces River. The study also concluded that the effluent discharges were a significant contributing factor in the death or migration of a large population of the black-necked swans in the Carlos Anwandter Nature Sanctuary downstream from the Valdivia Mill. In April 2005, the National Defense Council instituted an action seeking reparations, damages and indemnification from us for environmental harm allegedly caused by the discharges from the Valdivia Mill. In response, we have argued to the court that this action should be rejected, as several studies have demonstrated that there is no relationship between the alleged damages and the operation of the Valdivia Mill. The Valdivia Mill lawsuit remains under review by the court as of the date of this annual report. If the result of the Valdivia Mill lawsuit is unfavorable to us, we may be required to invest a significant amount of funds and/or take other actions to repair any environmental harm a court determines we have caused, which could materially and adversely affect our business, financial condition, results of operations and cash flows. We cannot predict the outcome or impact of this lawsuit or when it may be resolved.

In June 2005, we suspended operations at the Valdivia Mill until certain technical and legal conditions could be clarified with the applicable regulatory authorities. We estimate this suspension resulted in a loss of sales of approximately U.S.$1.0 million per day and a loss of profits of approximately U.S.$250,000 per day. Pursuant to the decision of our board of directors, based on certain clarifications provided by the Environmental Regional Commission (Comisión Regional del Medio Ambiente), or COREMA, of the Tenth Region of Chile, the mill resumed operations in August 2005, after 64 days of suspended operations, at 80% of its authorized production capacity. In order to achieve the full production capacity authorized by applicable permits, the mill had to fulfill certain new requirements established by the COREMA. On January 18, 2008, the COREMA authorized the Valdivia Mill to return to its annual authorized production capacity of 550,000 metric tons. The mill gradually increased its production over a four-month period starting in March 2008 and reached full capacity in June 2008. The suspension of operations at the Valdivia Mill adversely affected our business, financial condition, results of operations and cash flows. Any future suspension of operations at the Valdivia Mill or at any other of our significant operating plants can be expected to have similar adverse effects. We offer no assurance that the Valdivia Mill will be able to operate without further interruption. See “Item 3. Key Information—Risk Factors—Risks Relating to Us and the Forestry Industry—Environmental concerns led to the temporary suspension of our operations at the Valdivia Mill in 2005 and at the Licancel Mill in 2007, which adversely affected, and in the future may continue to adversely affect, our business, financial condition, results of operations and cash flows” and “Item 4. Information on the Company—Description of Business—Pulp—Pulp mills—Chile—Valdivia Mill.”

In June 2007, we submitted to the COREMA of the Tenth Region of Chile an environmental impact study for the implementation of substantial technological improvements on the quality of the effluents generated by the Valdivia Mill. On June 30, 2008, the COREMA approved that environmental impact study. However, the approval was subject to certain conditions that, in our opinion, adversely affected the feasibility of the project. For such reason, we filed an appeal (recurso de reclamación) before the Directive Council (Consejo Directivo) of the Environmental National Commission (Comisión Nacional del Medio Ambiente), or CONAMA, challenging the conditions imposed by the COREMA. Our appeal was partially accepted by the CONAMA, which upheld some of the conditions that we believed would adversely affect the feasibility of the project. Consequently, on September 17, 2009, we presented another appeal before the ordinary courts of justice. On December 5, 2012, the Environmental Evaluation Service of the Tenth Region of Chile authorized certain changes to the project based on the implementation of certain technological improvements. On November 9, 2012, we withdrew our appeal. The court approved the withdrawal on November 29, 2012.

Until October 2007, our Valdivia Mill was under the jurisdiction of the COREMA of the Tenth Region of Chile, but due to a change in legislation creating two new administrative regions in Chile, our Valdivia Mill became subject to the jurisdiction of the COREMA of the Fourteenth Region of Chile. In February 2009, as previously required by the COREMA of the Tenth Region of Chile, we submitted to the COREMA of the Fourteenth Region of Chile an environmental impact study for the construction of a pipeline to discharge the Valdivia Mill’s wastewater in the Pacific Ocean near Punta Maiquillahue, complying with the requirement that such wastewater be discharged in a body of water other than the Cruces River, the Carlos Anwandter Nature Sanctuary or their respective sources. In February 2010, through Exempt Resolution No. 27/2010, the COREMA approved this environmental impact study subject to additional conditions, certain of which we challenged before the Directive Council primarily because they would have prohibited the discharge of wastewater into the Cruces River under any circumstance, including emergencies. On October 23, 2012, the Committee of Ministers passed Exempt Resolution No. 1052, which upheld in part our appeal in permitting the discharge into the Cruces River upon the occurrence of certain contingencies that may affect the normal functioning of the conduction system and/or outfall, including bombings or sabotage, natural disasters, or accidents caused by third parties. On March 29, 2010, two Chilean individuals filed a reclamation action (recurso de participación ciudadana) before the COREMA of the Fourteenth Region of Chile, challenging Exempt Resolution No. 27/2010. As of the date of this annual report, the Committee of Ministers has not issued a resolution concerning this action.

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

Resolution of our proceeding with the CONAMA regarding the resolution that approved the environmental impact studies of the pipeline project, as well as the construction and operation of the pipeline, are each subject to many environmental, regulatory, engineering and political uncertainties. As a result, we cannot provide any assurances that the project will be finally approved as requested or completed. If either the request for the necessary permits for the construction of the pipeline is rejected, or the installation of the pipeline is delayed for reasons attributable to us, we may face sanctions that include warnings, fines or the revocation of the Valdivia Mill’s environmental permit for operation. Alternatively, if any rejection or delays are attributable to reasons beyond our control, we believe that the environmental authorities should extend the applicable deadlines. However, we can provide no assurances that any deadline extensions would be granted, even if we comply with all the requirements that may be set forth by those authorities. See “Item 3. Key Information—Risk Factors—Risks Relating to Us and the Forestry Industry—Environmental concerns led to the temporary suspension of our operations at the Valdivia Mill in 2005 and at the Licancel Mill in 2007, which adversely affected, and in the future may continue to adversely affect, our business, financial condition, results of operations and cash flows” and “Item 4. Information on the Company—Description of Business—Pulp—Pulp mills—Chile—Valdivia Mill.”

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

Alto Paraná appealed this unfavorable administrative ruling to the Court of Appeals and also filed an injunctive action requesting that the court stay Alto Paraná’s payment obligation until resolution of its pending appeal. On May 13, 2010, the Court of Appeals granted an injunction of Alto Paraná’s payment obligation in exchange for the posting of a surety bond in the amount of AR$633.6 million (or approximately U.S.$129 million). On December 28, 2012, the Court of Appeals dismissed Alto Paraná’s appeal. Alto Paraná appealed this decision before the Argentine Supreme Court of Justice (“Supreme Court”). The appeal, once conceded, will suspend the execution of the decision ruled by the Court of Appeals.

We have not established any reserve in respect of this contingency and can offer no assurance that the Supreme Court will issue a ruling favorable to us. If the Supreme Court upholds the decision of the Court of Appeals, Alto Paraná will be required to satisfy the above-mentioned claim, an outcome that would have an adverse effect on our financial condition and results of operations.

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

Tax Litigation in Brazil

On November 8, 2012, Brazilian Tax Authorities issued an Infraction Notice against one of our Brazilian subsidiaries, Arauco do Brasil S.A., for alleged unpaid taxes purportedly due by such company for the years 2006 to 2010 in the aggregate amount of R$172 million (approximately US$85 million). In particular, the Tax Authorities (i) objected to the deductibility of certain payments made and expenses incurred (including premium amortization, interest and legal expenses) by Arauco do Brasil between 2005 and 2010 and (ii) alleged that Arauco do Brasil made certain underpayments in respect of the Brazilian Corporate Income Tax (“IRPJ”) and the Brazilian Social Contribution on Net Profits (“CSL”) during 2010. Currently, the aggregate amount of the claims asserted in the Infraction Notice, plus interest, correspond to R$177 million (approximately US$88 million).

On December 11, 2012, Arauco do Brasil filed an objection to cancel the Infraction Notice before the Judgment Office of the Brazilian Revenue Service, first administrative level. As of the date of this annual report, judgment in respect of this objection remains pending. The Company believes that its objection to the Infraction Notice is supported by solid legal arguments and that there is a reasonable likelihood that this matter will result in a favorable outcome for the Company. However, if this result does not occur, it is possible that an obligation will arise for the amount specified, plus any accrued interest and penalties as of the payment date.

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

On April 27, 2010, our shareholders approved a final dividend of U.S.$0.5016 per share for 2009, which was distributed on May 11, 2010. In the aggregate, dividends distributed equaled 40% of our consolidated net income for 2009 as determined on an IFRS basis. On November 23, 2010, our board of directors approved an interim dividend of U.S.$0.7557 per share, which was distributed on December 15, 2010 and charged to net income. On April 26, 2011 our shareholders approved a final dividend of U.S.$1.6152 per share for 2010, which was distributed on May 11, 2011. Dividends distributed equaled 40% of our consolidated net income for 2010 as determined on an IFRS basis. On November 22, 2011, our board of directors approved an interim dividend of U.S.$0.78 (rounded) per share, which was distributed on December 14, 2011 and charged to net income. On April 24, 2012 our shareholders approved a final dividend of U.S.$1.4278819 per share for 2011, which was distributed on May 9, 2012. Dividends distributed equaled 40% of our consolidated net income for 2012 as determined on an IFRS basis. On November 28, 2012, our board of directors approved an interim dividend of U.S.$ 0.15308 per share, wich was distributed on December 12, 2012.

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

Capital

In 2002, our by-laws were amended such that our capital is denominated in U.S. dollars. In 2002, we and two of our subsidiaries, Aserraderos Arauco and Paneles Arauco, received authorization from the Chilean IRS to prepare our audited consolidated financial statements in U.S. dollars, beginning January 1, 2002. In January 1, 2003, our subsidiaries Forestal Arauco, Bosques Arauco, Forestal Valdivia, Forestal Celco and Cholguán obtained the same permission from the Chilean IRS. The same permission from the Chilean IRS was obtained by our subsidiary Inversiones Arauco Internacional Ltda. in January 2003, by our subsidiary Forestal Los Lagos in January 2005 and by our subsidiaries Arauco Bioenergía S.A. and Servicios Logísticos Arauco S.A in January 2008.

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

The Chilean Income Tax Law provides that a foreign holder is subject to income tax on his Chilean source income. For this purpose, Chilean source income means earnings from activities developed in Chile or goods located in the country. According to the Chilean Income Tax Law, the source of interest income corresponds to the residence country of the debtor. Under these rules, the capital gain realized on the sale or other disposition by a foreign holder of our securities generally will not be subject to withholding taxes on capital gains, provided that the sale or disposition occurs outside of Chile.

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

Taxation of Dispositions

A United States Holder will generally recognize gain or loss on the sale, exchange or other disposition of a security in an amount equal to the difference between the amount realized on the sale, exchange or other disposition and the tax basis in the security. If Chilean income tax is withheld on the sale, exchange or other disposition of our securities, the amount realized by a U.S. holder will include the gross amount of the proceeds of that sale, exchange or other disposition before deduction of the Chilean income tax. A United States Holder’s tax basis in a security will generally equal its cost. Gain or loss realized by a United States Holder on the sale, redemption or other disposition of our securities generally will be treated as capital gain or loss and such gain or loss will be long-term capital gain or loss if at the time of the disposition, our securities have been held for more than one year. The net amount of long-term capital gain realized by a United States Holder that is an individual is generally taxed at a reduced rate. Gain, if any, realized by a United States Holder generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, in the case of gain from the disposition of securities that is subject to Chilean income tax, a United States Holder may not be able to benefit from the foreign tax credit for that Chilean income tax, unless the United States Holder can apply the credit against U.S. federal income tax payable on other income from foreign sources. Alternatively, the United States Holder may generally elect to take a deduction for the Chilean income tax paid. The rules governing foreign tax credits are complex and a United States Holder should consult its own tax advisor regarding the availability of foreign tax credits under its particular circumstances.

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

We are exposed to market risk from changes in interest rates and currency exchange rates. Our board of directors approves our policies that address these risks. From time to time, we assess our exposure and monitor opportunities to manage these risks, including entering into derivative contracts. For information on the currency and interest rate swaps into which we enter with respect to a portion of our borrowings, see “Item 5. Operating and Financial Review and Prospects—Hedging” and Note 23 to our audited consolidated financial statements. In the normal course of business, we also face risks that are either non-financial or non-quantifiable. Such risks principally include country risk, credit risk and legal risk and are not represented in the tables below.

Interest Rate Risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. As of December 31, 2012, we had outstanding U.S.$4,324.7 million of indebtedness, excluding accrued interest and discounts and costs of issuance, of which 87.4% bore interest at fixed interest rates and 12.6% bore interest at floating rates of interest. These average rates do not reflect the effect of swap agreements. 76.4% of our indebtedness was denominated in U.S. dollars as of that date. The interest rate on our variable rate debt is determined principally by reference to LIBOR.

The following table summarizes our debt obligations, as of December 31, 2012. These obligations are sensitive to changes in interest rates. The table presents the aggregate principal amount of each category of indebtedness maturing in each year, at the weighted average interest rate for each category of indebtedness. Average interest rates for liabilities are calculated based on the prevailing interest rate for each loan as of December 31, 2012.

	Average Interest Rate	2013	2014	2015	2016	2017	Thereafter	Total Long Term Debt	Fair Value
				(millions of U.S.$)
Interest
Bearing Debt
Fixed Rate
(U.S.$-denominated)	5.21%	614.6		374.6		395.0	1,400.4	2,784.6	3,032.3
(UF-denominated)	3.70%	15.9	111.0				809.0	935.9	949.1
(R$-denominated)	6.35%	11.2		0.5	1.8	0.2	—	13.7	13.8
(Ar$-denominated)	18.23%	36.6	8.1					44.7	44.6
Variable Rate (U.S.$ denominated) LIBOR	1.45%	48.0	246.5	48.0	172.2		4.4	519.0	520.2
(RS$-denominated) TJLP +	9.29%	0.3	0.1		0.2		26.2	26.7	21.5

Total		726.6	365.7	423.1	174.1	395.2	2,240.0	4,324.7	4,581.7

Foreign Currency Risk

Our principal exchange rate risk involves changes in the value of the Chilean peso and, to a lesser extent, the Brazilian real, the Argentine peso and the euro relative to the dollar. We estimate that a majority of our consolidated costs and expenses are denominated in dollars. As of December 31, 2012:

•	67% of our accounts receivable were denominated in U.S. dollars and 18% in Chilean pesos;

•	82% of our cash and short-term investments were denominated in U.S. dollars, 6% were denominated in Chilean pesos and 0% in euros;

•	a significant portion of our indebtedness was denominated in U.S. dollars; and

•	a significant portion of our consolidated total assets was denominated in U.S. dollars.

Substantially all of our foreign currency-denominated revenues, costs and expenses, receivables and indebtedness are denominated in U.S. dollars. As of December 31, 2012, 73.4% of our long-term debt was denominated in U.S. dollars. Accordingly, variations in the value of the Chilean peso relative to the U.S. dollar will not have a significant effect on the cost in U.S. dollars of our foreign debt service obligations.

Commodity Risk

Prices for pulp and forestry and wood products can fluctuate significantly, and our sales revenue is highly sensitive to fluctuations in such prices. For a more detailed discussion and sensitivity analysis relating to the risks arising from changes in the market price of pulp, which is our primary commodity risk, see Note 23 to our audited consolidated financial statements. As of December 31, 2012, we were not party to any commodity hedging arrangements.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

(a) Disclosure controls and procedures. We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Senior Vice-President Comptroller, of the effectiveness of the design and operation of our disclosure controls and procedures, as of December 31, 2012 There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Senior Vice-President Comptroller concluded that the disclosure controls and procedures, as of December 31, 2012, were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Senior Vice-President Comptroller, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s annual report on internal controls and procedures. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of our management, including our Chief Executive Officer and Senior Vice-President Comptroller, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2012.

(c) Attestation Report of the registered public accounting firm. Not applicable.

(d) Changes in internal controls over financial reporting. There has been no change in our internal control over financial reporting during 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to all of our employees, including, but not limited to, our Chief Executive Officer, Chief Financial Officer and Senior Vice-President Comptroller. We will provide any person without charge, upon request, a copy of such code of ethics. Requests for a copy of the code of ethics may be made to Celulosa Arauco y Constitución S.A., El Golf 150, 14th Floor, Santiago, Chile, Attn: Gianfranco Truffello, tel. (011-562) 2461-7200, fax (011-562) 2461-7541. Our code of ethics is also published on our website at www.arauco.cl. If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer and Senior Vice-President Comptroller, or if we grant any waiver of such provisions, we will disclose the amendment or waiver in our annual report on Form 20-F.

Item 16C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers (“PWC”), during the fiscal year ended December 31, 2011 and by our independent auditors, Deloitte Auditores y Consultores Ltda. (“Deloitte”), during the fiscal year ended December 31, 2012.

	Year ended December 31,
	2011	2012
	(U.S.$ in thousands)
Audit fees	$1,755	$1,926
Audit-related fees	140	—
Tax fees	631	14
Other fees	38	—

Total fees	$2,564	$1,940

Audit fees in the above table are the aggregate fees billed by PWC, for the fiscal year ended December 31, 2011, and Deloitte, for the fiscal year ended December 31, 2012, in connection with the audit of our annual financial statements in accordance with IFRS, as well as the review of other filings.

Audit-related fees in the above table are the aggregate fees billed by PWC and Deloitte for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, including due diligence related to acquisitions and review of offering memorandums prepared in connection with the issuance of debt under Rule 144A.

Tax fees in the above table are fees billed by PWC, for the fiscal year ended December 31, 2011, and Deloitte, for the fiscal year ended December 31, 2012, associated with the issuance of certificates for tax and legal compliance purposes in Brazil, Argentina and Uruguay; and tax consultation in the United States, Mexico, Argentina and Uruguay.

Other fees in the above table are fees billed by PWC, for the fiscal year ended December 31, 2011, and Deloitte, for the fiscal year ended December 31, 2012, in connection with training services and consultations relating to the interpretation and application of IFRS.

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

On April 3, 2012, the Board of Directors resolved to propose a change to the Company’s independent registered public accounting firm at the General Shareholders’ Meeting held on April 24, 2012. On such date, our shareholders approved the Board of Directors’ proposal to nominate Deloitte as the new independent registered public accounting firm for the Company, and the Company discharged PWC. PWC served as the independent registered public accounting firm for the Company for the 2011 and 2010 fiscal years, in each case pursuant to the terms of an annual engagement letter.

None of the audit reports of PWC relating to the Company’s consolidated financial statements as of and for the years ended December 31, 2011 and 2010 contained any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company’s fiscal years ended December 31, 2011 and December 31, 2010, and the subsequent interim period through April 3, 2012, there were no disagreements with PWC, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PWC would have caused PWC to make reference thereto in their reports on the Company’s consolidated financial statements for such periods.

During the Company’s fiscal years ended December 31, 2011 and December 31, 2010, and the subsequent interim period through April 3, 2012, there were no reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F).

The Company has provided PWC with a copy of this Form 20-F prior to its filing with the Securities and Exchange Commission (“SEC”). The Company requested that PWC furnish the Company with a letter addressed to the SEC stating whether or not it agrees with the above statements, as required by Item 16F(a)(3) of Form 20-F. Such letter is filed as Exhibit 15.1.

During the Company’s fiscal years ended December 31, 2011 and December 31, 2010 and any subsequent interim periods prior to the Company’s engagement of Deloitte, neither the Company nor anyone acting on its behalf has consulted Deloitte on any of the matters or events set forth in Item 16F(a)(2)(i) and Item 16F(a)(2)(ii) of Form 20-F.

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

Item 19. Exhibits

Documents filed as exhibits to this annual report:

1.1	English translation of the by-laws (estatutos) of Celulosa Arauco y Constitución S.A., dated as of April 29, 2010

7.1	Statement Regarding Calculation of Ratios of Earnings to Fixed Charges

8.1	List of subsidiaries

12.1	Certification of chief executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of chief executive officer and principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	PWC letter addressed to the SEC pursuant to Item 16F(a)(3) of Form 20-F.

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
Matías Domeyko
Chief Executive Officer

Date: April 30, 2013

Index of Exhibits

1.1	English translation of the by-laws (estatutos) of Celulosa Arauco y Constitución S.A., dated as of April 29, 2010

7.1	Statement Regarding Calculation of Ratios of Earnings to Fixed Charges

8.1	List of subsidiaries

12.1	Certification of chief executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of chief executive officer and principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	PWC letter addressed to the SEC pursuant to Item 16F(a)(3) of Form 20-F

CONSOLIDATED

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012

IFRS	- International Financial Reporting Standards
IAS	- International Accounting Standards
IFRIC	- Interpretations Committee of the International Financial Reporting Standards
ThU.S.$ - Thousands of U.S. dollars

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Celulosa Arauco y Constitución S.A.

We have audited the accompanying consolidated statements of financial position of Celulosa Arauco y Constitución S.A. and subsidiaries (the “Company”) as of December 31, 2012, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Celulosa Arauco y Constitución S.A. and subsidiaries as of December 31, 2012, and the results of their operations and their cash flows for the year then ended in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (“IASB”).

/s/ Deloitte Auditores y Consultores, Ltda.

Santiago, Chile

April 30, 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Celulosa Arauco y Constitución S.A.

In our opinion, the consolidated balance sheet as of December 31, 2011 and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2011 present fairly, in all material respects, the financial position of Celulosa Arauco y Constitución S.A. and its subsidiaries at December 31, 2011, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Santiago, Chile

April 30, 2012, except for Note 5, as to which the date is April 30, 2013

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	12-31-2012 ThU.S.$	12-31-2011 ThU.S.$

Assets
Current Assets
Cash and cash equivalents	4	395,716	315,901
Other current financial assets	23	1,012	0
Other current non-financial assets	25	207,889	207,196
Trade and other current receivables	23	825,869	740,416
Accounts receivable from related companies	13	130,423	70,179
Current Inventories	3	815,782	795,104
Current biological assets	20	252,744	281,418
Current tax assets		55,923	37,153

Total Current Assets other than assets or disposal groups classified as held for sale		2,685,358	2,447,367

Non-Current Assets or disposal groups classified as held for sale	22	13,610	15,293

Non-Current Assets or disposal groups classified as held for sale or as held for distribution to owners		13,610	15,293

Total Current Assets		2,698,968	2,462,660
Non-Current Assets
Other non-current financial assets	23	61,350	25,812
Other non-current non-financial assets	25	125,254	99,901
Trade and other non-current receivables	23	11,877	7,332
Investments accounted for using equity method	15-16	1,048,463	886,706
Intangible assets other than goodwill	19	22,311	17,609
Goodwill	17	58,645	59,124
Property, plant and equipment	7	5,889,137	5,393,978
Non-current biological assets	20	3,473,442	3,463,166
Deferred tax assets	6	161,739	135,890
Total non-Current Assets		10,852,218	10,089,518
Total Assets		13,551,186	12,552,178

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

	Note	12-31-2012 ThU.S.$	12-31-2011 ThU.S.$

Equity and liabilities
Liabilities
Current Liabilities
Other current financial liabilities	23	808,614	248,992
Trade and other current payables	23	490,191	397,073
Accounts payable to related companies	13	9,168	9,785
Other current provisions	18	8,875	8,607
Current tax liabilities		12,264	144,989
Current provisions for employee benefits	10	3,945	3,307
Other current non-financial liabilities	25	92,230	219,192

Total Current Liabilities		1,425,287	1,031,945
Non-Current Liabilities
Other non-current financial liabilities	23	3,606,310	3,063,471
Other non - current provisions	18	13,281	9,688
Deferred tax liabilities	6	1,395,654	1,256,233
Non-current provisions for employee benefits	10	43,491	36,102
Other non - current non-financial liabilities	25	101,404	124,589
Total non - current liabilities		5,160,140	4,490,083
Total liabilities		6,585,427	5,522,028
Equity
Issued capital		353,176	353,176
Retained earnings		6,754,725	6,683,252
Other reserves		(216,579)	(96,821)

Equity attributable to parent company		6,891,322	6,939,607

Non-controlling interests		74,437	90,543
Total equity		6,965,759	7,030,150
Total equity and liabilities		13,551,186	12,552,178

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	Note	2012 ThU.S.$	2011 ThU.S.$	2010 ThU.S.$
Income Statement

Revenue	9	4,280,302	4,374,495	3,767,384
Cost of sales	2	(3,148,518)	(2,882,455)	(2,276,446)
Gross profit		1,131,784	1,492,040	1,490,938
Other income	2	390,506	475,014	378,480
Distribution costs	2	(451,846)	(477,628)	(381,933)
Administrative expenses	2	(474,025)	(415,521)	(323,916)
Other expense	2	(80,401)	(90,313)	(49,063)
Other gains (losses)	14	16,133	0	0
Profit (loss) from operating activities		532,151	983,592	1,114,506
Finance income	2	17,778	24,589	15,761
Finance costs	2	(233,703)	(196,356)	(207,519)
Share of profit (loss) of associates and joint ventures accounted for using equity method	15	14,253	(11,897)	(7,693)
Exchange rate differences		(18,858)	(26,643)	(16,288)
Income before income tax		311,621	773,285	898,767
Income Tax	6	(171,150)	(152,499)	(198,018)
Profit (loss) from continuing operations		140,471	620,786	700,749
Profit (loss) from discontinued operations
Net Income		140,471	620,786	700,749

Net income attributable to
Net income attributable to parent company		135,813	612,553	694,750
Income attributable to non-controlling interests		4,658	8,233	5,999
Profit (loss)		140,471	620,786	700,749

Basic earnings per share
Earnings per share from continuing operations		0.0012003	0.0054135	0.0061399

		0.0012003	0.0054135	0.0061399

Earnings per diluted shares
Earnings per diluted share from continuing operations		0.0012003	0.0054135	0.0061399

Basic earnings per diluted share		0.0012003	0.0054135	0.0061399

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Note	2012 ThU.S.$	2011 ThU.S.$	2010 ThU.S.$

Profit (loss)		140,471	620,786	700,749
Components of other comprehensive income, before tax:
Exchange differences on translation

Gains (losses) on exchange differences on translation, before tax	11	(105,250)	(145,775)	47,070

Cash flow hedges

Gains (losses) on cash flow hedges, before tax	23	(24,019)	(12,767)	(11,155)

Share of other comprehensive income of associates and joint ventures accounted for using equity		1,276	(3,502)	1,247

Other comprehensive income, net of tax		(127,993)	(162,044)	37,162

Income tax relating to cash flow hedges of other comprehensive income	6-23	4,823	932	1,896
Other comprehensive income		(123,170)	(161,112)	39,058

Total comprehensive income		17,301	459,674	739,807

Comprehensive Income attributable to
Comprehensive income, attributable to owners of parent		16,055	456,978	731,886
Comprehensive income, attributable to non-controlling interests		1,246	2,696	7,921

Total comprehensive income		17,301	459,674	739,807

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

12-31-2012	Issue Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Participation in other Comprehensive Income in Associates and Joint Venture ThU.S.$	Other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent T.hU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01/01/2012	353,176	(67,539)	(25,914)	(3,368)	(96,821)	6,683,252	6,939,607	90,543	7,030,150

Comprehensive income
Net income						135,813	135,813	4,658	140,471
Other comprehensive income, net of tax		(101,838)	(19,196)	1,276	(119,758)		(119,758)	(3,412)	(123,170)
Comprehensive income		(101,838)	(19,196)	1,276	(119,758)	135,813	16,055	1,246	17,301
Dividends						(64,340)	(64,340)	(17,352)	(81,692)
Total Changes in equity	0	(101,838)	(19,196)	1,276	(119,758)	71,473	(48,285)	(16,106)	(64,391)
Closing balance at 12/31/2012	353,176	(169,377)	(45,110)	(2,092)	(216,579)	6,754,725	6,891,322	74,437	6,965,759

12-31-2011	Issue Capital ThU.S.$	Conversion Reserves ThU.S.$	Hedge Reserves ThU.S.$	Participation in other Comprehensive Income in Associates and Joint Venture ThU.S.$	Other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent T.hU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01/01/2011	353,176	72,699	(14,079)	134	58,754	6,320,264	6,732,194	108,381	6,840,575

Comprehensive income
Net income						612,553	612,553	8,233	620,786
Other comprehensive income, net of tax		(140,238)	(11,835)	(3,502)	(155,575)		(155,575)	(5,537)	(161,112)
Comprehensive income		(140,238)	(11,835)	(3,502)	(155,575)	612,553	456,978	2,696	459,674
Dividends					0	(249,565)	(249,565)	(20,534)	(270,099)
Total Changes in equity	0	(140,238)	(11,835)	(3,502)	(155,575)	362,988	207,413	(17,838)	189,575
Closing balance at 12/31/2011	353,176	(67,539)	(25,914)	(3,368)	(96,821)	6,683,252	6,939,607	90,543	7,030,150

12-31-2010	Issue Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Participation in other Comprehensive Income in Associates and Joint Venture ThU.S.$	Other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent T.hU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance as of 01/01/2010	353,176	27,551	(4,820)	(1,113)	21,618	5,893,799	6,268,593	113,840	6,382,433
Changes in equity:
Comprehensive income:
Profit (loss)						694,750	694,750	5,999	700,749
Other comprehensive income		45,148	(9,259)	1,247	37,136		37,136	1,922	39,058
Total Comprehensive income		45,148	(9,259)	1,247	37,136	694,750	731,886	7,921	739,807
Dividends						(268,285)	(268,285)	(13,380)	(281,665)
Total increase (decrease) in equity	0	45,148	(9,259)	1,247	37,136	426,465	463,601	(5,459)	458,142
Closing balance as of 12/31/2010	353,176	72,699	(14,079)	134	58,754	6,320,264	6,732,194	108,381	6,840,575

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	12-31-2012 ThU.S.$	12-31-2011 ThU.S.$	12-31-2010 ThU.S.$
STATEMENTS OF CASH FLOWS
Cash Flows from (used in) Operating Activities
Classes of cash receipts from operating activities
Receipts from sales of goods and rendering of services	4,704,743	4,606,542	3,984,173
Receipts from premiums and claims, annuities and other policy benefits	132,983	270,663	292,240
Other cash receipts from operating activities	291,122	276,650	172,278
Classes of cash payments
Payments to suppliers for goods and services	(3,862,438)	(3,532,728)	(2,877,218)
Payments to and on behalf of employees	(420,885)	(329,158)	(263,151)
Other cash payments from operating activities	(27,893)	(5,151)	(2,338)
Dividends received	3,531	1,720	6,353
Interest paid	(165,854)	(180,046)	(190,351)
Interest received	8,722	14,009	6,528
Income taxes refund (paid)	(202,881)	(138,621)	10,964
Other (outflows) inflows of cash, net	(2,658)	(1,643)	(2,203)

Net Cash flows from Operating Activities	458,492	982,237	1,137,275

Cash flows (used in) investing activities

Cash flow used in obtaining control of subsidiaries or other businesses	(253,808)	(6,972)	(6,977)
Cash flow used to contributions in associates	(13,560)	(242,360)	(8,000)
Other cash receipts from sales of participations in joint ventures	6,607	0	0
Capital contributions to joint ventures	(149,864)	(177,397)	(39,559)
Loans to related parties	(60,500)	(199,666)	0
Proceeds from sale of property, plant and equipment	7,920	14,023	8,669
Purchase of property, plant and equipment	(481,502)	(591,328)	(516,001)
Proceeds from sales of intangible assets	3,250	0	0
Purchase of intangible assets	(8,623)	(7,619)	(1,594)
Proceeds from sale of other long-term assets	3,305	5,074	1,471
Purchase of biological assets	(118,650)	(139,360)	(116,191)
Cash receipts from repayment of advances and loans made to related parties	38,500	134,166	10,559
Other outflows of cash, net	(114)	2,582	(1,791)

Cash flows used in Investing Activities	(1,027,039)	(1,208,857)	(669,414)

Cash flows from (used in) Financing Activities

Total loans obtained	1,836,410	713,624	825,268
Proceeds from short-term borrowings	942,839	0	612,403
Loans obtained in long term	893,571	713,624	212,865
Repayments of borrowings	(976,363)	(901,310)	(634,146)
Dividends paid by the parent company	(178,889)	(270,767)	(142,273)
Dividends paid by subsidiaries or special purpose companies	(17,927)	(20,745)	(16,508)
Interest paid	(13,600)	0	0
Other inflows of cash, net	(1,547)	(1,986)	1,511
Cash flows from (used in) Financing Activities	648,084	(481,184)	33,852

Net increase (decrease) in Cash and Cash Equivalents before effect of exchange rate changes	79,537	(707,804)	501,713
Effect of exchange rate changes on cash and cash equivalents	278	(20,129)	7,922

Net increase (decrease) of Cash and Cash equivalents	79,815	(727,933)	509,635

Cash and cash equivalents, at the beginning of the period	315,901	1,043,834	534,199

Cash and cash equivalents, at the end of the period	395,716	315,901	1,043,834

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.	PRESENTATION OF FINANCIAL STATEMENTS

Entity Information

Name of Reporting Entity

Celulosa Arauco y Constitución S.A. (the “Company” and together with its subsidiaries, “Arauco”), tax identification number 93,458,000-1, is a closely held corporation, that was registered in the Securities Registry (the “Registry”) of the Superintendency of Securities and Insurance (the “Superintendency”) under No. 042 on June 14, 1982. Forestal Cholguán S.A., subsidiary of Arauco, is also registered in the Registry under No. 030. Additionally, the Company is registered as a non-accelerated filer with the Securities and Exchange Commission of the United States.

The Company’s head office address is El Golf Avenue 150, floor 14th, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of forestry and wood products. Its main operations are focused on the following business areas: Pulp, Plywood and Fiberboard Panels, Sawn Timber and Forestry.

Arauco is controlled by Empresas Copec S.A., which owns 99.9779% of Arauco, and is registered in the Registry as No. 0028. Each of the above companies is subject to the oversight of the Superintendency.

The ultimate shareholders of Arauco are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through the entity Inversiones Angelini y Cia. Ltda., which owns 99.9780% of the shares of AntarChile S.A., the controlling shareholder of our parent company Empresas Copec S.A.

Arauco’s Consolidated Financial Statements were prepared on a going concern basis.

Presentation of Financial Statements

The Financial Statements presented by Arauco as of December 31, 2012 are:

•	Consolidated Statements of Financial Position as of December 31, 2012 and 2011.

•	Consolidated Statements of Income for the three years ended December 31, 2012, 2011 and 2010.

•	Consolidated Statements of Comprehensive Income for the three years ended December 31, 2012, 2011 and 2010.

•	Consolidated Statements of Changes in Equity for the three years ended December 31, 2012, 2011 and 2010.

•	Consolidated Statements of Cash Flows for the three years ended December 31, 2012, 2011 and 2010.

•	Notes to the consolidated financial statements.

Period covered by the Financial Statements

As of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

Date of Approval of Financial Statements

These consolidated financial statements were authorized and approved for issue by the Board of Directors of the Company (the “Board”) at the Extraordinary Session N° 482 held on March 8, 2013.

Functional and Presentation Currency

Arauco and most of its subsidiaries has determined the U.S. Dollar as its functional currency since majority of its revenues from sales of its products are from exports, while its costs of sales are to a large extent related or index to the U.S. Dollar.

For the pulp operating segment, most of the sales are exports, and the costs are related mainly to plantation costs, which are settled in U.S. Dollars.

For the sawmill, panel and forestry operating segments, although total sales include a mix of domestic and exports sales, the prices for the products are established in U.S. Dollars, as is also the case for the cost structure of the related raw materials.

In relation to cost of sales, although the costs of labor and services are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials, which are driven mainly by global markets and therefore, influenced mostly by the U.S. Dollar.

The presentation currency of the consolidated financial statements is the U.S. dollar.

Figures on these consolidated financial statements are presented in thousands of U.S. dollar (ThUS$).

Additional Information Relevant to the Understanding of the Financial Statements

The company Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. meet the requirements for classification as Special Purpose Entities. These entities are in substance controlled by Arauco, which is indicated, by the existence of exclusive contracts with Arauco for wood supply, future purchases of land and forest administration. Consequently, the financial statements of these companies are included in the consolidated financial statements of Arauco.

Compliance and adoption of IFRS

The accompanying consolidated financial statements of Arauco presents in all material respects its financial position, its results of operations and its cash flows in accordance with IFRS as issued by the IASB.

This presentation is required to give a faithful representation of the effects of transactions, as well as other events and conditions, according to the definitions and criteria established within the conceptual framework of IFRS for the recognition of assets, liabilities, income and expenses.

Summary of significant accounting policies

The accompanying consolidated financial statements as of December 31, 2012 were prepared in accordance with Arauco’s accounting policies, which have been consistently applied to all periods presented in these consolidated financial statements.

a)	Basis for Presentation of financial statements

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and they represent the integral, explicit and unreserved adoption of IFRS.

The consolidated financial statements have been prepared on the historical cost basis except for biological assets, and certain financial assets and financial liabilities (including derivative instruments) that are measured at fair value.

b)	Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the carrying amounts reported. The estimates are based on historical experience and various other assumptions that are considered to be reasonable. Actual results may differ from these estimates. Management believes that the accounting policies below are the critical judgments that have the most significant effect on the amounts recognized in the consolidated financial statements.

- Property, Plant and Equipment

In a business acquisition, management values the acquired property, plant and equipment and their useful lives in consultation with a third party expert.

The carrying amounts of property, plant and equipment are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may be impaired. The recoverable amount of an asset is the higher of fair value less costs to sell and its value in use, with an impairment loss recognized whenever the carrying amount exceeds the recoverable amount. The value in use is calculated using a discounted cash flow model, which is most sensitive to the discount rate as well as the expected future cash inflows.

A sensitivity analysis related to the estimated useful lives is disclosed in Note 7.

- Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. Arauco uses its judgment to select a variety of methods and makes assumptions that are mainly based on market conditions existing at each reporting date.

Detailed financial information about the fair value of financial instruments and sensitivity analysis are presented in Note 23.

-Biological Assets

The recovery of forest plantations is based on discounted cash flow models which mean that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, on our sustainable forest management plans and the estimated growth of forests.

These discounted cash flows require estimates in growth, harvest, sales prices and costs. It is therefore important that management make appropriate estimates of future levels and trends for sales and costs, as well as conduct regular surveys of the forests to establish the volumes of wood available for harvesting and their current growth rates. The main considerations used to measure forest plantations are presented in Note 20, including a sensitivity analysis.

-Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the directors to estimate the future cash flows expected to arise from the cash-generating unit and suitable discount rate in order to calculate present value.

-Employee benefits

The cost of defined employee benefits for termination of employment, as well as the present value of the obligation is determined using actuarial valuations. The actuarial valuations involve making assumptions about discount rates, staff turnover, future salary increases and mortality rates.

- Litigations and Contingencies

Arauco and its subsidiaries are subject to certain litigations. Future effects on Arauco’s financial condition resulting from these litigations are estimated by management, in collaboration with its legal advisors. Arauco recognizes provisions on each statement of financial position date and/or upon each substantial modification to an underlying claim of any such litigations. For description of current litigations see Note 18.

c)	Consolidation

The consolidated financial statements include all entities over which Arauco has the power to govern the financial and operating policies, which is presumed to exist when Arauco holds more than one half of the voting rights of an entity so as to obtain benefits from its activities. Subsidiaries (including special purpose entities) are consolidated from the date on which control is transferred to the group and up to the date that control ceases.

A special purpose entity (“SPE”), is an organization that is established for a specific purpose or limited duration. Often these SPE, serve as intermediary organizations. In substance, the activities of the SPE are being conducted on behalf of Arauco according to its specific business needs so that it obtains benefits from the SPE’s operation. An SPE shall be consolidated when the substance of the relationship between the consolidated entity and the SPE indicates that it is controlled by that entity.

All intercompany transactions and unrealized gains and losses from subsidiaries and special purpose entities have been fully eliminated from consolidation and non-controlling interests is presented in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent.

The consolidated financial statements as of December 31, 2012 and 2011 include the assets, liabilities, income and expenses of the subsidiaries shown in Note 13 and those of the Fondo de Inversión Bío Bío, and its subsidiary Forestal Río Grande S.A., both of which are Special Purpose Entities.

Certain consolidated subsidiaries have Brazilian Real and Chilean Pesos as, their functional currencies. For consolidation purposes, the financial statements of those subsidiaries have been prepared in accordance with IFRS and translated into the presentation currency as indicated in Note 1 (e) (ii).

Accounting policies for subsidiaries are adjusted if necessary to ensure consistency with the accounting policies applied by Arauco.

d)	Segments

Arauco has defined its operating segments according to its business areas, based on the products and services sold to its customers. This definition is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The Chief Operating Decision Maker (CODM) is the Chief Executive Officer who is responsible for making these decisions and it is supported by the Corporate Managing Directors of each segment.

In line with the above, the Company established operating segments according to the following business units:

•	Pulp

•	Panels

•	Sawn Timber

•	Forestry

Refer to Note 24 for detailed financial information by operating segment.

e)	Functional currency

(i) Functional currency

All items in the financial statements of Arauco and each of its subsidiaries, associates and jointly controlled entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The consolidated financial statements are presented in U.S. dollars, which is Arauco’s functional and presentation currency.

(ii) Translation to the presentation currency of Arauco

For the purposes of presenting consolidated financial statements, the assets and liabilities of Arauco’s foreign operations are translation into U.S. dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity.

On the disposal of a foreign operation, all of the exchange differences accumulated in equity in respect of that operation attributable to the owners of the parent are reclassified to profit or loss. In addition, in relation to a partial disposal of a subsidiary that does not result in Arauco losing control over the subsidiary, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognized in profit or loss. For partial disposals of associates or jointly controlled entities that do not result in Arauco losing significant influence or joint control, the proportionate share of the accumulated exchange differences is reclassified to profit or loss.

Goodwill and fair value adjustments on identifiable assets and liabilities acquired arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the exchange rate prevailing at the end of each reporting period. Exchange difference arising are recognized in other comprehensive income and accumulated in equity.

(iii) Foreign Currency Transactions

Transactions in foreign currencies are recognized at the exchange rates prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items are recognized in profit or loss in the periods in which they arise except for exchange differences on transactions entered into in order to hedge certain foreign currency risks.

f)	Cash and cash equivalents

Cash and cash equivalents include cash-in-hand, deposits held on demand at banks and other short term highly liquid investments with an original maturity of less than three months and which are subject to an insignificant risk of changes in value.

g)	Financial Instruments

(i) Financial assets and liabilities measured at fair value through profit or loss

Financial assets measured at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if it is acquired principally for the purpose of selling it in the short term.

Derivatives are also classified as held for trading unless they are designated and effective as hedging instruments. Assets in this category are classified as current assets and the obligation for these instruments is presented under other financial liabilities within the statement of financial position.

Regular purchases and sales of financial assets are recognized on the trade date, which is the date on which Arauco commits itself to purchase or sell the asset.

The financial assets and liabilities measured at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the statement of income. They are subsequently measured at fair value with any gains or losses from changes in fair value recognized in profit or loss.

Interest Rate and Currency Swaps: Swaps are measured using the discounted cash flow method at a discount rate consistent with the risk of the operation.

Foreign Exchange Forwards: These instruments are initially recognized at fair value at the date on which the contract is entered into and are subsequently remeasured at fair value. Forwards are recognized as assets when fair value is positive and, as liabilities when fair value is negative.

The fair value of foreign exchange forward contracts is calculated by reference to current forward exchange rates for contracts with similar maturities.

The fair value of interest rate forward contracts is calculated by reference to the difference of the existing interest rates between the interest rate contractually agreed and the market interest rate at the end of each reporting period.

Mutual Funds: They are highly liquid instruments that are sold in the short term and are carried at their net asset value at the end of each period.

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are classified as current assets, except for those with maturities more than 12 months after the reporting period, which are classified as non-current assets. Loans and receivables include trade and other receivables.

Loans and receivables are initially recognized at fair value and subsequently are measured at amortized cost using the effective interest rate method, less any impairment.

Repurchase Agreements: These are recognized at their initial investment cost plus accrued interest at the end of each reporting period. These contracts have maturities of less than 30 days.

(iii) Financial liabilities measured at amortized cost

Bank borrowings, debt issued (bonds) and financial liabilities of a similar nature are initially recognized at fair value. Transactions costs are included in the carrying amount of the liabilities and are amortized over the lives of the liabilities using the effective interest rate method).

In subsequent periods, they are measured at amortized cost and any difference between the proceeds (net of transaction costs) received, and the redemption value is recognized in profit or loss statement over the life of the debt using the effective interest rate method.

Financial liabilities are classified as current liabilities unless the Company has an unconditional right to defer settlement for at least twelve months after the reporting period.

The fair value of bank borrowings is determined using discounted cash flow techniques using rates consistent with the risk associated with bank borrowings of similar nature, while bonds are measured at their quoted market price.

(iv) Trade and other payables

These instruments are initially recognized at fair value and subsequently are measured at amortized cost using the effective interest rate method.

(v) Hedging instruments

The effective portion of changes in the fair value of derivatives that are designated and qualify as hedging instruments in cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the statement of income within other income or other expenses, respectively.

When a hedging instrument expires or is settled, or when it ceases to qualify for hedge accounting, any cumulative gain or loss recognized in equity remains in equity until the forecasted transaction occurs, when the transaction occurs it is reclassified to profit or loss. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss recognized in equity is immediately reclassified to profit or loss.

The fair value of hedging instruments are measured using internal model including discounted cash flow techniques that use a discount rate consistent with the operational risk using internal valuation methodology and market information from providers of recognized reputation.

h)	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method.

The cost of finished goods and products in process includes the cost of raw materials, direct labor, other direct costs and general overhead expenses, excluding interest expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories when forests are harvested.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When market conditions result in the production costs of a product exceeding its net realizable value, the inventories are write-down to its net realizable value. This write-down also includes obsolescence amounts resulting from slow moving inventories and technical obsolescence.

Spare parts that will be consumed in a period of less than twelve months, are presented in inventories and recognized as an expense when they are consumed.

i)	Non-current assets held for sale

Non-current assets held for sale are measured at the lower of their previous carrying value and fair value less costs to sell. Assets are classified as held for sale when their carrying value will be recovered principally through a sale transaction that is highly probable and the non-current asset is available for immediate sale in its present condition. Management must be committed to a plan to sell the asset, and an active program to locate a buyer and complete the plan must have been initiated. In addition, the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification, except for the existence of events or circumstances (beyond the entity’s control) that may extend the period to complete the sale beyond one year.

Non-current assets classified as held for sale are not depreciated.

j)	Business Combinations

Arauco applies the acquisition method to account for a business combination. This method, requires to identify the acquirer, determine the acquisition date, recognize and measure the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; and recognize and measure goodwill or a gain from a bargain purchase. Identifiable assets acquired and liabilities assumed and any contingent liabilities in a business combination are initially measured at fair value at the acquisition date.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill in a business combination is allocated as of the acquisition date to the cash generating unit of the group or groups of cash generating units expected to benefit from the synergies of the combination irrespective of whether other assets or liabilities of the acquire are allocated to those units or groups of units.

Acquisition-related costs are accounted for as expenses when they are incurred, except for costs to issue debt or equity securities which are recognized in accordance with IAS 32 and IAS 39.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the present ownership instruments’ proportionate share in the recognized amounts of the acquire’s identifiable net assets. The choice is made on a transaction-by-transaction basis.

Arauco measures the fair value of the acquired company in the business combination on a step by step basis, recognizing the effects of variation in the income statement.

If the initial accounting for a business combination is not completed by the end of the reporting period in which the combination occurs, Arauco reports provisional amounts for the items for which the accounting is incomplete. During the measurement period (no more than one year), these provisional amounts are retrospectively adjusted, or additional assets or liabilities are recognized to reflect new information about facts and circumstances that existed at the acquisition date, if known, would have affected the amounts recognized at that date.

k)	Investments in associates and joint ventures

Associates are entities over which Arauco exercises significant influence, generally when it holds between 20% and 50% of the voting rights, but not control.

Joint venture is defined as an entity over which there is joint control, which exists only when the decisions about strategic of activities, both financial and operational, require the unanimous consent of the parties sharing control.

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost. Their carrying amount is increased or decreased to recognize Arauco’s share of the profit or loss and other comprehensive income (exchange differences on translation to the reporting currency) of the associate or joint venture. Dividends received are recognized by deducting the carrying amount of the investment. Arauco’s investment in associates includes goodwill (net of any accumulated impairment loss).

If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement.

These investments are presented in the consolidated statement of financial position in the line item “Investments accounted for using equity method”.

If Arauco’s share of losses of an associate or joint venture equals or exceeds its interest in the associate or joint venture, Arauco discontinues recognizing its share of further losses. After Arauco’s carrying value in the investee is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that Arauco has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, Arauco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

l)	Intangible assets

After initial recognition, intangible assets are with finite useful lives carried at cost less any accumulated amortization and impairment losses.

Amortization of an intangible asset with a finite useful life is allocated on a systematic basis over the asset’s useful life. Amortization begins when the asset is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management

(i) Computer Software

Computer software licenses are capitalized in terms of the costs incurred to acquire them and make them compatible with existing software. These costs are amortized over the estimated useful lives.

(ii) Water Rights, Easements and Other Rights

This item includes water-rights, easements and other acquired rights recognized at historical cost which have indefinite useful lives as there is no foreseeable limit to the period over which these assets are expected to generate net cash inflows. These rights are not amortized, but are tested for impairment at least annually, or when there is any indication that the assets might be impaired.

m)	Goodwill

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. Goodwill is not amortized but is tested for impairment on annual basis.

Goodwill recognized for the acquisition of the subsidiary Arauco do Brasil S.A. whose functional currency is the Brazilian real, is translated into U.S. dollars at the closing exchange rate. At the date of these financial statements, the only change in the carrying amount of goodwill is related to the net exchange rate differences on translation.

n)	Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The cost includes expenditures that are directly attributable to the acquisition of the assets.

Subsequent costs, such as improvements and replacement of components, are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Arauco and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized from property, plant and equipment. All other repairs and maintenance costs are expensed in the period in which they are incurred.

Arauco capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets as part of the cost of those assets, until the assets are ready for their intended use (see Note 12).

Depreciation is calculated by components using the straight-line method.

The useful lives of the items of property, plant and equipment is estimated according to the expected use of the assets.

The residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

o)	Leases

Leases of assets in which Arauco substantially holds all the risks and rewards of ownership are classified as finance leases. Finance leases are initially recognized at the lower of the fair value at the inception of the lease of the leased property and the present value of the minimum lease payments.

When assets are leased under a finance lease, the present value of lease payments are recognized as financial account receivables. Finance income, which is the difference between the gross receivable and the present value of such amount, is recognized as the interest rate of return.

Leases in which substantially all risks and rewards are not transferred to the lessee are classified as operating leases. Payments under operating leases (net of any incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term.

p)	Biological Assets

IAS 41 requires that biological assets, such as standing trees, are measured at fair value in the statement of financial position. Plantations forestry are accounted for at fair value less costs to sell, based on the presumption that fair values of these assets can be measured reliably.

The measurement of plantations forestry is based on discounted cash flow models whereby the fair value of the biological assets is determined using estimated future cash flows from continuing operations calculated using our sustainable forest management plans and including the estimated growth of the forests. This valuation is performed on the basis of each identifiable farm block and for each type of tree.

The measurement of new plantations forestry made during the current year, is made at cost, which corresponds to the fair value at that date. After twelve months, the valuation methodology used is that explained in the preceding paragraph.

Biological assets shown as current assets correspond to those plantations forestry that will be harvested in the short term.

Biological growth and changes in fair value of plantations forestry are recognized in line item other income included in profit from operating activities in the statement of income.

The Company holds fire insurance policies for its plantations forestry, which together with company resources and efficient protection measures for these plantations assets allow financial and operational risks to be minimized.

q)	Income taxes and Deferred taxes

The tax liabilities are recognized in the financial statements based on the determination of taxable income for the year and calculated using the tax rates in force in the countries where Arauco operates.

Deferred income tax is recognized using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and that are expected to apply when the related deferred tax asset is realized or the deferred income tax liability is settled.

The goodwill arising on business combinations not give rise to deferred tax.

The deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which those deductible temporary differences can be utilized.

r)	Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period.

s)	Revenue recognition

Revenues are recognized when Arauco has transferred the risks and rewards of ownership to the buyer and Arauco retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold. This means that generally revenues are recorded upon delivery of goods to customers in accordance with the agreed terms of delivery.

(i) Revenue recognition from the Sale of Goods

Revenue from the sale of goods is recognized when Arauco has transferred to the buyer the significant risks and rewards of ownership of the goods, when the amount of revenue can be reliably measured, when Arauco does not retain any managerial involvement over the goods sold and when it is probable that the economic benefits associated with the transaction will flow to Arauco and the costs incurred in respect of the transaction can be measured reliably.

Sales are recognized in terms of the price agreed to in the sales contract, less any volume discounts and estimated product returns at the date of the sale. Volume discounts are evaluated in terms of estimated annual purchases. There is no significant financing component given that receivables from sales are collected within a short period, which is in line with market practices.

(ii) Revenue recognition from Rendering of Services

When the outcome of a transaction involving the rendering of services can be estimated reliably revenue associated with the transaction is recognized by reference to the stage of completion of the transaction at the date of the reporting period, and when it is probable that the economic benefits associated with the transaction will flow to the Arauco.

Arauco, mainly provides power supply which are traded in the spot market of the Sistema Interconectado Central (Interconnected Central System). According to current regulations, the prices on that market called “Marginal Costs” are calculated by the Centro de Despacho Económico de Carga del Sistema Interconectado Central (CDEC-SIC) (Load Economical Dispatch Center of the Interconnected Central System) and are generally recognized in the period in which the services are rendered.

Electrical power is generated as a by-product of the pulp process and is a complementary business to it, which is firstly supplied to the group’s subsidiaries and any surplus is sold to the interconnected central system.

Arauco provides other non-core services such as port services and pest control whose revenues are derived from fixed price service contracts, generally recognized during the period of the service contract on a straight-line basis over the term of the contract.

Revenues from operating segments mentioned in Note 24 are measured in accordance with the policies indicated in the preceding paragraphs.

Revenues from inter-segment sales (which are made at market prices) are eliminated in the consolidated financial statements.

t)	Minimum dividend

Article No. 79 of the Chilean Corporations Law states that, unless otherwise unanimously agreed by the shareholders, corporations must distributed annually at least 30% of net income for the current year as cash dividend to shareholders determined in proportion to their shares or in the proportion established in the by-laws for preferred shares, if any, except where necessary to absorb accumulated losses from prior years.

The General Shareholders’ Meeting of Arauco agreed to distribute annual dividends at 40% of net distributable income, including an interim dividend to be distributed at year end. Dividends payable are recognized as a liability in the financial statements in the period when they are declared and approved by the Arauco’s shareholders or when arises the corresponding present obligation based on existing legislation or distribution policies established by the Shareholders’ Meeting.

The interim and final dividends are recorded in equity upon their approval by the Company’s Board of Directors and the shareholders.

Dividends payable are presented in the line item “other current non financial liabilities”.

Dividends paid are not deductible for income tax purposes.

u)	Impairment

Non-financial Assets

The recoverable amount of property, plant and equipment and other assets with finite useful lives are measured whenever there is any indication that the assets have suffered an impairment loss. Among the indications to consider as evidence of impairment are significant declines in the assets’ market value, significant adverse changes in the technological environment, obsolescence or physical damages of assets and changes in the manner in which the asset is used or expected to be used). Arauco evaluates at the end of each reporting period whether there is any evidence of the indications above mentioned.

For this evaluation, assets are grouped at the lowest level of group of assets that generates cash flows independently.

Goodwill and intangible assets with indefinite useful life are tested annually for impairment or whenever circumstances indicate it. The recoverable amount of an intangible asset is the higher of its fair value less costs of disposal and its value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

A previously recognized impairment loss is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. Impairment losses are reversed so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. An impairment loss recognized for goodwill is not reversed in subsequent periods.

For the purposes of assessing impairment losses, assets are grouped at the lowest level for which there is identifiable cash flows separately for each cash-generating unit. Non-financial assets, other than goodwill, which had suffered an impairment loss, are reviewed at the end of each reporting period whether there is any indication that an impairment loss previously recognized may no longer exists or have decreased.

“Cash-generating units” are the smallest identifiable groups of those cash inflows that are largely independent of the cash inflow from other assets or groups of assets.

Goodwill is allocated to cash-generating units for impairment testing purposes. The allocation is made between cash-generating units or groups of cash generating units expected to benefit from the synergies of the combination.

Financial Assets

At the end of each reporting period, an evaluation is performed in order to identify whether there is any objective evidence that a financial asset or a group of financial assets may have been impaired. Financial assets are impaired only when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of a financial asset, the estimated future cash flows of the financial asset have been affected. Impairment losses are recognized in the consolidated statement of income.

The allowance for doubtful accounts is established when there is objective evidence that Arauco will not receive payments under the original sale terms. Allowance is made when the customer is a party to a bankruptcy court agreement or cessation of payments, and are written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

The allowance for doubtful accounts is measured as the difference between the carrying amount of receivables and the present value of estimated future cash flows. The carrying amount of the receivable is reduced through the use of the allowance. If the impairment loss decreases in later periods, it is reversed either directly or by adjusting the provision for doubtful accounts, with effect in profit or loss.

v)	Employee Benefits

Arauco has severance payment obligations arising from voluntary termination of employment. These are paid to certain employees that have been employed by the company for more than five years in accordance with conditions established within collective or individual employment contracts.

This is an estimate of the years of service-based severance payments to be recognized as a future termination payment liability, in accordance with contracts between Arauco and its employees and pursuant to actuarial valuation criteria for this type of liability. These obligations are considered a defined benefit plan.

The main factors considered for calculating the actuarial value of severance payments obligation for years of service are the employee turnover, salary increases and life expectancy of the workers included in this benefit.

Actuarial gains and losses are recognized in profit or loss in the year they are incurred.

These obligations are treated as post-employment benefits.

w)	Employee Vacations

Arauco recognizes the expense for employee vacation according to labor legislation in each country on an accrual basis.

This obligation is presented in the line item “Trade and Other payables” in the consolidated statement of financial position.

x)	Recent accounting pronouncements

The following accounting pronouncements were effective as of January 1, 2012:

Amendments and improvements	Contents	Mandatory application for annual periods beginning on or after

IAS 12

Income taxes

This amendment, issued in December 2010, provides an exception to the general principles of IAS 12 for investment property that is measured using the fair value model in accordance with IAS 40 “Investment Property”, the exception also applies to investment property acquired in a business combination if, after the business combination the acquirer applies the fair value model in IAS 40. The amendment incorporates the presumption that investment property measured at fair value will be recovered entirely through sale for the purposes of measuring deferred taxes unless the presumption is rebutted. Early adoption is permitted.

January 1, 2012

IFRS 7	Disclosures of Financial Instruments Issued in October 2010, increases the disclosure requirements for transactions involving transfers of financial assets.	July 1, 2011

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

July 1, 2011

At the date of issuance of these consolidated financial statements, the following accounting pronouncements were issued by the IASB, but are not:

New Standards and interpretations	Content	Mandatory application for annual periods beginning on or after

IAS 19 revised

Employee Benefits

Issued in September 2011, replaces IAS 19 (1998). This revised standard changes the recognition and measurement of the cost of defined benefit plans and termination benefits. Additionally, it includes modifications to the disclosures of all employee benefits.

January 1, 2013

IAS 27 revised

Separate Financial Statements

Issued in May 2011, replaces IAS 27 (2008). The scope of this standard is restricted from this change only to separate financial statements, as aspects relating to the definition of control and consolidation were removed and included in IFRS 10. Early adoption is permitted in conjunction with IFRS 10, IFRS 11 and IFRS 12 and the amendment to IAS 28.

January 1, 2013

IFRS 9

Financial Instruments

Issued in December 2009, amending the classification and measurement of financial assets.

In November 2010 it was also amended to include treatment and classification of liabilities. Early adoption is permitted.

January 1, 2015

IFRS 10

Consolidated Financial Statements

Issued in May 2011, replaces SIC 12 “Consolidation of special purpose entities” and parts of IAS 27” Consolidated Financial Statements”. Clarifications and establishing new parameters for the definition of control, and the principles for the preparation of consolidated financial statements. Early adoption is permitted in conjunction with IFRS 11, 12 and IFRS amendments to IAS 27 and 28.

January 1, 2013

IFRS 11

Joint Arrangements

Issued in May 2011, replaces IAS 31 “Interests in Joint Ventures” and SIC 13 “Jointly controlled entities”. Among its modifications include eliminating the concept of jointly controlled assets and the option of proportional consolidation of joint control entities. Early adoption is permitted in conjunction with IFRS 10, 12 and IFRS amendments to IAS 27 and 28.

January 1, 2013

IFRS 12

Disclosure of interests in other entities

Issued in May 2011, applies to those entities that have interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities. Early adoption is permitted in conjunction with IFRS 10, 11 and IFRS amendments to IAS 27 and 28.

January 1, 2013

IFRS 13

Fair Value Measurement

Issued in May 2011, brings together in one standard the requirements to measure the fair value of assets and liabilities and the disclosures necessary on it, and incorporates new concepts and clarifications for measurement.

January 1, 2013

IFRIC 20	Stripping Costs in the production phase of open pit mines Issued in October 2011, regulates the recognition of costs for the removal of waste overload “Stripping Costs” in the production phase of a mine as an asset, the initial and subsequent measurement of this asset. Additionally, this interpretation requires mining entities presenting IFRS financial statements to write down the existing assets recognized as “Stripping Costs” against retained earnings when they cannot be attributed to an identifiable component of a mine.	January 1, 2013

Amendments and improvements	Contents	Mandatory application for annual periods beginning on or

IAS 28 revised

Investments in associates and joint ventures

Issued in May 2011, sets out the accounting treatment of these investments by applying the equity method. Early adoption is permitted in conjunction with IFRS 10, IFRS 11 and IFRS 12 and the amendment to IAS 27.

January 1, 2013

IAS 1

Presentation of Financial Statements

Issued in September 2011. The main modification of this amendment requires that the items of Other Comprehensive Income will be categorized and grouped by evaluating whether they will be potentially reclassified to profit or loss in subsequent periods. Early adoption is permitted.

July 1, 2012

IAS 32

Offsetting of financial assets and liabilities

The amendments clarify the requirements for offsetting financial assets and financial liabilities in order to eliminate inconsistencies in the implementation of the current offsetting criteria in IAS 32. The Standard is applicable for annual periods beginning on or after January 1, 2014 and early adoption is permitted.

January 1, 2014

IFRS 7	Financial Instruments Disclosures and amendments to disclosures about netting of assets and liabilities.	January 1, 2013

Guidelines for transition Amendments to IFRS 10, IFRS 11 and IFRS 12	Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities.	January 1, 2013

Amendments to IFRS 12, IFRS 10, IAS 27	Investment Entities Consolidated Financial Statements, Disclosure of Interests in Other Entities and Separate Financial Statements.	January 1, 2014

Arauco believes that the adoption of the standards, amendments and interpretations described above will have no significant impact on its consolidated financial statements of that Company in the period of initial application.

NOTE 2.	DISCLOSURE OF OTHER INFORMATION

a)	Disclosure of Information on Issued Capital

The issued capital authorized, subscribed and fully paid of Arauco for the years ended December 31, 2012, 2011 and 2010 is ThU.S.$353,176 which is composed of 113,152,446 ordinary shares of a single series.

Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	113,152,446
Nominal Value of Shares by Type of Capital in Ordinary Shares	ThU.S.$0.0031211 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$353,176
Number of Shares Issued and Fully Paid by Type of Capital in Ordinary Shares	113,152,446

b)	Dividends paid

The interim dividend paid each year is equivalent to 20% of the distributable net income calculated as of the end of September of each year and presented in the consolidated statement of changes in equity.

The final dividend paid each year corresponds to the difference between the 40% of prior year net income distributable and the amount of interim dividend paid at the end of the immediately preceding fiscal year.

The provision of minimum dividend corresponding to the year 2012 of ThU.S.$64,340 (ThU.S.$249,565 and ThUS$268,285 as of December 31, 2011 and 2010, respectively) is presented in the consolidated statement of changes in equity.

The line item “Dividends paid” within the net cash flows from financing activities in the statement of cash flows for ThU.S.$196,816 as of December 31, 2012, (ThU.S.$291,512 and ThU.S.$158,781 as of December 31, 2011 and 2010, respectively) of which ThU.S.$178,889 (ThU.S.$270,767 and ThUS$142,273 as of December 31, 2011 and 2010) correspond to dividends paid to the Parent Company.

The following are the dividends paid during 2012, 2011 and 2010, and the corresponding amount per share:

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Interim Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	12-12-2012
Amount of Dividend	ThU.S.$ 17,321
Number of Shares for which Dividends are Paid	113,152,446
Dividend per Share	U.S.$0,15308

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-09-2012
Amount of Dividend	ThU.S.$161,568
Number of Shares for which Dividends are Paid	113,152,446
Dividend per Share	U.S.$ 1.42788

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Interim Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	12-13-2011
Amount of Dividend	ThU.S.$87,997
Number of Shares for which Dividends are Paid	113,152,446
Dividend per Share	U.S.$0,77768

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-10-2011
Amount of Dividend	ThU.S.$182,770
Number of Shares for which Dividends are Paid	113,152,446
Dividend per Share	U.S.$ 1.61525

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Interim Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	12-15-2010
Amount of Dividend	ThU.S.$85,515
Number of Shares for which Dividends are Paid	113,152,446
Dividend per Share	U.S.$ 0.7557

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-10-2010
Amount of Dividend	ThU.S.$56,758
Number of Shares for which Dividends are Paid	113,152,446
Dividend per Share	U.S.$ 0.50161

c)	Disclosure of Information on Reserves

Other Reserves

Other reserves consist of reserves of exchange differences on translation, reserves of cash flow hedges and other reserves.

Arauco does not have any restrictions associated with these reserves.

Reserves of exchange differences on translation

Correspond to exchange differences relating to the translation of the results and net assets of Arauco’s subsidiaries whose functional currency is other than Arauco’s presentation currency.

Reserves of cash flow hedges

Correspond to the cumulative effective portion of gains or losses arising on changes in fair value of hedging instruments entered into for cash flow hedges.

Other reserves

This mainly corresponds to the share of other comprehensive income of investment in associates and joint ventures.

d)	Disclosures of other Information

The table below sets forth other income, other expenses, finance income, finance costs and share of profit (loss) of associates and joint venture for the years ended December 31, 2012, 2011 and 2010:

	2012	2011
	ThU.S.$	ThU.S.$
Classes of Other Income by activity
Other Operating Income, Total	390,506	475,014
Gain from changes in fair value of biological assets (See note 20)	231,763	229,889
Net income from insurance compensation	89,022	—
Revenue from export promotion	3,379	5,545
Insurance compensation, net of earthquake related losses (*)	—	193,986
Leases received	2,339	4,124
Gain on sales of assets	29,191	9,046
Other operating results (sale materials and waste, rent of easements, income tax recovery	34,812	32,424

Classes of Other Expenses by activity
Total of other expenses by activity	(80,401)	(90,313)
Depreciations	(907)	(1,176)
Contingent provision	(2,487)	(4,973)
Impairment provision properties, plants and equipment and others	(2,255)	(7,631)
Plants stopped operating expenses	(7,007)	(14,362)
Expenses projects	(10,667)	(16,867)
Loss of assets	(4,253)	(2,447)
Loss of forest due to fires	(3,387)	(16,503)
Other Taxes	(5,693)	(5,209)
Research and development expenses	(2,229)	(3,446)
Compensation and eviction	(8,105)	(1,238)
Other expenses (cost of projects and studies, donations, fines, readjustments, repayments insurance )	(33,411)	(16,461)

Classes of financing income
Financing income, total	17,778	24,589
Financial income from mutual funds - deposits	7,493	12,262
Financial income resulting from swap - forward	4,465	8,219
Other financial income	5,820	4,108

Classes of financing costs
Financing costs, Total	(233,702)	(396,812)
Interest expense, Loans banks	(17,471)	(8,919)
Interest expense, Bonds	(155,988)	(164,790)
Interest expense, financial instruments	(16,546)	(6,564)
Interest expense, debt refinancing	(22,119)	—
Other financial costs	(21,578)	(16,083)

Classes of Participation in Income (Loss) of associates and joint ventures accounted for using the Equity Method
Total	14,253	(11,897)
Investments in associates	17,947	(1,012)
Joint ventures	(3,694)	(10,885)

(*)	Corresponds to the income from indemnity insurance net costs of impairment write offs and operational costs of affected plants.

The tables below set forth cost of sales, distribution costs and administrative expenses in the financial statements for the years ended December 31, 2012, 2011 and 2010:

Cost of sales	2012 ThU.S.$	2011 ThU.S.$	2010 ThU.S.$
Timber	719,408	639,574	613,536
Forestry labor costs	583,038	588,779	470,283
Depreciation	236,671	216,967	187,208
Maintenance costs	220,520	211,652	94,751
Chemical costs	381,152	334,549	240,850
Sawmill Services	175,729	170,861	141,116
Others Raw Materials	249,219	223,749	159,378
Indirect costs	163,499	96,278	56,182
Energy and fuel	137,857	159,912	116,260
Cost of electricity	85,063	60,705	44,166
Wage and salaries	196,362	179,429	152,716
Total	3,148,518	2,882,455	2,276,446

Distribution cost	2012 ThU.S.$	2011 ThU.S.$	2010 ThU.S.$
Selling costs	29,225	39,321	32,805
Commissions	14,604	14,752	11,818
Insurance	5,363	4,406	2,709
Provision for doubtful accounts receivable	(1,710)	7,024	1,579
Other selling costs	10,968	13,139	16,699
Shipping and freight costs	422,621	438,307	349,128
Port services(*)	24,968	28,309	26,443
Freights	347,735	391,813	305,719
Other shipping and freight costs	49,918	18,185	16,966
Total	451,846	477,628	381,933

(*)	At December 31, 2011 includes revise of ThU.S.$27,499 (ThU.S.$21,745 at December 31, 2010). (See Note 5)

Administrative expenses	2012 ThU.S.$	2011 ThU.S.$	2010 ThU.S.$
Wage and salaries	191,033	156,961	142,683
Marketing, advertising, promotion and publications expenses	9,149	7,699	9,089
Insurance	34,008	20,108	9,227
Depreciation and amortization	11,788	10,614	12,495
Computer services	11,463	15,737	14,191
Lease rentals (offices, warehouses and machinery)	17,845	14,383	8,004
Auditor’s fees	4,314	4,729	3,325
Donations, contributions, scholarships	14,786	13,603	11,876
Fees (legal and technical advisories)	46,924	63,923	45,788
Property taxes, patents and municipality rights	17,670	18,096	15,536
Other administration expenses (travel within and outside the country, cleaning services, security, basic services)	115,045	89,668	51,702
Total	474,025	415,521	323,916

Expenses for	Note	2012 ThU.S.$	2011 ThU.S.$	2010 ThU.S.$
Depreciations	7	249,602	228,839	232,023
Employee benefits	10	434,205	341,260	295,399
Amortization	19	2,779	1,897	1,632

NOTE 3.	INVENTORIES

	12-31-2012	12-31-2011
Components of Inventory	ThU.S.$	ThU.S.$
Raw materials	90,466	90,587
Production supplies	82,248	74,658
Products in progress	78,981	58,594
Finished goods	435,546	446,289
Spare Parts	128,541	123,071
Other inventories	—	1,905
Total Inventories	815,782	795,104

Inventories recognized as cost of sales during the year ended December 31, 2012 were ThU.S.$3,134,897, ThU.S.$2,894,250 for the year ended December 31, 2011 and ThU.S.$2,249,689 for the year ended December 31, 2010.

In order to recognize inventories at net realizable value, at December 31, 2012, a reversal of an obsolescence allowance was recorded in the amount of ThU.S.$4,749 (the provision increased by ThU.S.$2,957 as of December 31, 2011), and an increased provision was recorded in both years for damaged inventory, ThU.S.$20,834 and ThU.S.$313 as of December 31, 2012 and 2011, respectively as result of the fire occurred in January 2012 affecting a panels plant in Complejo Forestal e Industrial Nueva Aldea.

The allowance of obsolescence is calculated based on the conditions of sale of products and age of inventory (inventory turnover).

No inventories have been pledged as security for liabilities at the end of each reporting period.

Agricultural Products

Agricultural Products are mainly forestry products that are intended for sale in the normal course of our operations and are measured at fair value less costs to sell at the point of harvest at the end of each reporting period Agricultural products are classified as raw materials within the line item inventories.

NOTE 4.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, bank checking account balances, time deposits, repurchase agreements and mutual funds. They are short-term highly liquid investments that are readily convertible to known amounts of cash, and are subject to an insignificant risk of changes in value.

The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are permitted under Arauco’s Investment Policy, which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in Chilean Pesos or in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted under Arauco’s Investment Policy.

As of the date of these consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

	12-31-2012	12-31-2011
Components of Cash and Cash Equivalents	ThU.S.$	MUS$
Cash on hand	543	527
Bank checking account balances	62,816	31,097
Time deposits	151,799	128,526
Mutual funds	180,558	155,751
Total	395,716	315,901

NOTE 5.	ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES AND ERRORS

Changes in Accounting Policies

The accounting policies have been developed in accordance with the effective IFRS as of December 31, 2012 and have been consistently applied to all periods presented in these consolidated financial statements.

Changes in Estimates and Accounting Policies

The financial statements as of December 31, 2012 do not show changes in accounting policies compared to the last year.

Errors

The financial statements as of December 31 2011 have been revised to reflect the effects of the following error corrections:

a)	The recognition of certain lease contracts as finance leases that were previously accounted for as operating, as a result, the line items “property, plant and equipment” and “other non-current liabilities” increase of ThU.S.$69,806 as of December 31, 2011 (ThU.S.$38,874 as of January 1, 2011).

For purposes of Income statements, this item operation was initially classified as rental expense within cost of sales, and is now classified as “depreciation expense” within cost of sales situation that does not modify the presentation on purpose of increase of “Property, plant and equipment”. This revision had no impact on the statement of cash flows.

b)	The presentation of hedging derivative contracts were recorded net of derivative asset and derivative liability, involved an increase of ThU.S.$24,650 as of December 31, 2011 in the line items Other non-current financial assets and other non-current liabilities. As of January 1, 2011, the Group did not enter into any hedging derivative contracts, thus no reclassification was required.

The effects of the corrections are not material, and over the total assets and liabilities as of December 31, 2011 and January 1, 2011, were as follows:

	Previously reported
	balances	Adjustment	As revised
	to 12-31-2011	filing	to 12-31-2011
	ThU.S.$	ThU.S.$	ThU.S.$
Total assets	12,457,722	94,456	12,552,178
Total liabilities	5,427,572	94,456	5,522,028

	Previously reported
	balances	Adjustment	As revised
	to 01-01-2011	filing	to 01-01-2011
	ThU.S.$	ThU.S.$	ThU.S.$
Total assets	12,506,332	38,874	12,545,206
Total liabilities	5,665,757	38,874	5,704,631

These error corrections had neither effect in profit or loss nor in equity.

c)	A revision was also in the presentation of port services from Cost of sales to Distribution costs in the amount of ThU.S.$ 27,499 at December 31, 2011 (ThU.S.$ 21,745 at January 1, 2011).

The above effects are not significant and do not alter the profit or loss.

NOTE 6.	TAXES

The tax rates applicable in the countries in which Arauco operates are 20% in Chile, 35% in Argentina, 34% in Brazil and 34% in United States (federal tax).

On July 30, 2010, Law No. 20,455 for National Reconstruction Financing was published in the Chilean Official Gazette (Diario Oficial de Chile). One of the most important changes under the law was the temporary increase in tax rates to 20% and 18.5% during fiscal years 2011 and 2012, respectively, to ease back to a tax rate of 17% in fiscal year 2013.

On September 27, 2012, Law N° 20,630 was enacted in Chile, and among other changes, it increases the tax rate to a permanent 20%, effective beginning on tax year 2012. The change in the tax rate in 2012 affected the measurement of the tax consequences of temporary differences that are expected to reverse in the corresponding tax years.

The effect on the results of operations for the year ended December 31, 2012 due to the change in tax rate was an expense of ThU.S.$128,981, which was mainly the result of the expected reversal of temporary differences associated with property, plant, equipment and biological assets.

Deferred Tax Assets

The following table sets forth the deferred tax assets as of December 31, 2012 and 2011:

	12-31-2012	12-31-2011
Deferred Tax Assets	ThU.S.$	ThU.S.$
Deferred tax Assets relating to Provisions	4,752	7,878
Deferred tax Assets relating to accrued liabilities	6,385	4,766
Deferred tax Assets relating to Post-Employment benefits	9,341	6,625
Deferred tax Assets relating to Property, Plant and equipment	10,822	11,545
Deferred tax Assets relating to Financial Instruments	297	789
Deferred tax Assets relating to tax losses carryforwards	90,327	71,870
Deferred tax assets relating to biological assets	2,636	5,244
Deferred tax assets relating to inventories	9,142	3,543
Deferred tax assets relating to provisions for income	4,477	4,064
Deferred tax assets relating to provision for doubtful accounts	3,602	4,458
Deferred tax assets relating to other deductible temporary differences	19,958	15,108
Total deferred tax assets	161,739	135,890

As of December 31, 2012, certain of Arauco’s subsidiaries have carryforwards tax losses of ThU.S.$ 342,044 (ThU.S.$ 343,311 as of December 31, 2011) which are mainly generated due to operational and financial losses. Arauco believes that it is probable that future taxable profits will be available in the subsidiaries against which the unused tax losses will be utilized.

Deferred Tax Liabilities

The following table sets for the deferred tax liabilities as of December 31, 2012 and 2011:

	12-31-2012	12-31-2011
Deferred Tax Liabilities	ThU.S.$	ThU.S.$
Deferred tax liabilities relating to property, Plant and equipment	736,530	747,450
Deferred tax liabilities relating to financial instruments	14,218	3,723
Deferred tax liabilities relating to biological assets	531,801	426,250
Deferred tax liabilities relating to inventory	16,517	14,509
Deferred tax liabilities due to prepaid expenses	55,294	41,487
Deferred tax liabilities relating to other taxable temporary differences	41,294	22,814
Total deferred tax liabilities	1,395,654	1,256,233

The effect of changes in deferred tax liabilities related to cash flow hedges corresponds to a credit of ThU.S.$4,823 as of December 31, 2012 (credit of ThU.S.$932 as of December 31, 2011), which is presented deducting the reserve of cash flow hedges in the statement of changes in equity.

The deferred tax assets and liabilities expected to be recovered and settled in less than twelve months amounts to ThU.S.$23,638 and ThU.S.$126,410, respectively.

Arauco does not offset deferred tax assets and deferred tax liabilities since there is no legal enforceable right to offset amounts recognized in these items that relate to different tax jurisdictions.

Temporary Differences

The following tables summarize the deductible and taxable temporary differences:

	12-31-2012		12-31-2011
Detail of classes of Deferred Tax Temporary Differences	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$
Deferred Tax Assets	71,412		64,020
Deferred Tax Assets - Tax losses	90,327		71,870
Deferred Tax Liabilities		1,395,654		1,256,233
Total	161,739	1,395,654	135,890	1,256,233

Detail of Temporary Difference Income and Loss Amounts	2012 ThU.S.$	2011 ThU.S.$	2010 ThU.S.$
Deferred Tax Assets	3,147	(3,455)	7,028
Deferred Tax Assets - Tax losses	26,538	29,389	1,846
Deferred Tax Liabilities	(135,014)	60,050	(100,189)
Total	(105,329)	85,984	(91,315)

Income tax expense for the years ended December 31, 2012, 2011 and 2010 consists of the following:

Income Tax composition	2012 ThU.S.$	2011 ThU.S.$	2010 ThU.S.$
Current income tax expense	(65,631)	(242,918)	(112,840)
Tax benefit arising from unrecognized tax assets previously used to reduce tax expense	1,804	1,635	8,402
Previous period current tax adjustments	(1,945)	2,316	(581)
Other current tax expenses	(49)	484	(1,684)
Current Tax Expense, Net	(65,821)	(238,483)	(106,703)

Deferred tax income (expense) relating to origination and reversal of temporary differences	680	45,617	(68,814)
Deferred tax income (expense) relating to changes in tax rates or new tax rates(*)	(128,981)	10,632	(23,904)
Tax benefit arising from previously unrecognized tax assets used to reduce deferred expense from taxes	22,972	29,735	1,403
Total deferred Tax Expense, Net	(105,329)	85,984	(91,315)
Income Tax Expense, Total	(171,150)	(152,499)	(198,018)

(*)	The effect of the change in tax rates resulted in recognizing an expense of ThU.S.$128,981, consisting of ThU.S.$124,597 over beginning balances for deferred taxes and ThU.S.$4,384 over deferred tax originated during the year.

The following table sets for the current income tax expense detailed by foreign and domestic companies for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
	ThU.S.$	ThU.S.$	ThU.S.$
Foreign current income tax expense	(8,973)	(38,103)	(52,567)
Domestic current income tax expense	(56,848)	(200,380)	(54,136)
Total current income tax expense	(65,821)	(238,483)	(106,703)

Foreign deferred tax expense	33,545	27,085	17,718
Domestic deferred tax expense	(138,874)	58,899	(109,033)
Total deferred tax expense	(105,329)	85,984	(91,315)

Total tax income (expense)	(171,150)	(152,499)	(198,018)

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.

The reconciliation of income tax expense is as follows:

	2012	2011	2010
Reconciliation of Income tax from Statutory Rate to Effective Tax Rate	ThU.S.$	ThU.S.$	ThU.S.$
Tax Expense at applicable tax rate	(62,324)	(154,665)	(152,790)
Tax effect of foreign tax rates	1,247	(7,599)	(24,714)
Tax effect of revenues exempt from taxation	14,414	11,172	18,493
Tax effect of expense mot deductible in determining taxable profit (tax loss)	(9,745)	(19,976)	(22,486)

Tax rate effect of tax losses	612	41	0

Tax rate effect from change in tax rate (opening balances)	(124,597)	10,632	(23,904)

Tax rate effect of adjustments for current tax of prior periods	(1,945)	2,316	(581)

Other tax rate effects	11,188	5,580	7,964
Total adjustments to tax expense at applicable tax rate	(108,826)	2,166	(45,228)
Tax expense at effective tax rate	(171,150)	(152,499)	(198,018)

NOTE 7.	PROPERTY, PLANT AND EQUIPMENT

	12-31-2012	12-31-2011
Properties, Plant and Equipment, Net	ThU.S.$	ThU.S.$
Construction in progress	487,406	663,971
Land	806,840	805,804
Buildings	1,649,582	1,459,759
Plant and equipment (*)	2,804,865	2,360,229
Information technology equipment	26,294	23,740
Fixtures and fittings	5,790	6,010
Motor vehicles	8,124	10,152
Other property, plant and equipment	100,236	64,313
Total Net	5,889,137	5,393,978

Properties, Plant and Equipment, Gross
Construction in progress	487,406	663,971
Land	806,840	805,804
Buildings	2,923,631	2,616,914
Plant and equipment	5,201,709	4,391,652
Information technology equipment	61,252	55,772
Fixtures and fittings	24,845	23,942
Motor vehicles	32,766	34,447
Other property, plant and equipment	145,420	87,983
Total Gross	9,683,869	8,680,485

Accumulated depreciation and impairment

Buildings	(1,274,049)	(1,157,155)
Plant and equipment	(2,396,844)	(2,031,423)
Information technology equipment	(34,958)	(32,032)
Fixtures and fittings	(19,055)	(17,932)
Motor vehicles	(24,642)	(24,295)
Other property, plant and equipment	(45,184)	(23,670)
Total	(3,794,732)	(3,286,507)

(*)	At December 31, 2011 includes revise of ThUS $ 69,806 corresponding to lease contracts. (See Note 5)

Description of Property, Plant and Equipment Pledged as Security for Liabilities

In October 2006, Forestal Río Grande S.A, a subsidiary of Fondo de Inversión Bío Bío (Arauco’s special purpose entity), executed in favor of JPMorgan Chase Bank N.A. and Arauco, respectively, first and second degree mortgages, which prohibited the sale of any property owned by Fondo de Inversión Bío Bío in order to secure its obligations.

In September 2007, Forestal Río Grande S.A acquired a real estate in Yungay, located in Chile’s Eighth Region, for which the company executed a first and second degree mortgage in favor of JPMorgan and Arauco, respectively, which prohibited the sale and encumber such property.

	12-31-2012	12-31-2011
	ThU.S.$	ThU.S.$
Total property, plant and equipment pledged as security	16,413	56,279

The amount of contractual commitments for the acquisition of property, plant and equipment as of December 31, 2012 and 2011 were ThUS$281,893 and ThUS$114,212, respectively, and the amount of expenditures recognized in the carrying amount of property, plant and equipment in the course of its construction as of December 31, 2012 and 2011 were ThUS$424,474 and ThUS$537,398, respectively.

	12-31-2012	12-31-2011
	ThU.S.$	ThU.S.$
Amount committed for the acquisition of property, plant and equipment	281,893	114,212

	12-31-2012	12-31-2011
	ThU.S.$	ThU.S.$
Disbursements for property, plant and equipment under construction	424,474	537,398

Movement on Property, Plant and Equipment

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment as of December 31, 2012 and 2011:

Movement of Property, Plant and Equipment	Construction in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2012	663,971	805,804	1,459,759	2,360,229	23,740	6,010	10,152	64,313	5,393,978
Changes
Additions	424,474	5,569	3,850	30,723	593	61	1,693	39,005	505,968
Acquisitions through business combinations	2,730	14,648	70,996	314,283	1,477	—	—	2,373	406,507
Disposals	(516)	(668)	5,707	(16,196)	(8)	(113)	(435)	(3,535)	(15,764)
Retirements	(12,062)	(189)	(19,979)	(49,019)	(103)	(114)	(1,175)	(851)	(83,492)
Depreciation	—	—	(82,069)	(200,022)	(3,468)	(1,749)	(3,020)	(528)	(290,856)
Impairment loss recognized in profit or loss	—	—	16,963	18,060	(4)	(13)	—	799	35,805
Increase (decrease) through net exchange differences	(16,042)	(18,420)	(8,953)	(17,029)	(220)	(586)	220	(1,979)	(63,009)
Increase (decrease) through transfers from construction in progress	(575,149)	96	203,308	363,836	4,287	2,294	689	639	—
Total changes	(176,565)	1,036	189,823	444,636	2,554	(220)	(2,028)	35,923	495,159
Closing balance 12-31-2012	487,406	806,840	1,649,582	2,804,865	26,294	5,790	8,124	100,236	5,889,137

Movement of Property, Plant and Equipment	Construction in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2011	562,309	821,288	1,417,684	2,227,197	16,963	3,657	10,057	68,464	5,127,619
Changes
Additions	537,398	5,549	5,281	47,679	276	750	1,288	4,184	602,405
Acquisitions through business combinations	—	7,293	499	86	—	—	51	1	7,930
Disposals	(1,213)	(1,113)	(203)	(632)	—	—	(39)	(768)	(3,968)
Retirements	(10,587)	(871)	(85)	(2,789)	(3)	(2)	(7)	(5,352)	(19,696)
Depreciation	—	—	(74,478)	(171,646)	(2,781)	(1,463)	(2,615)	(1,458)	(254,441)
Net movement of earthquake assets	(61,209)	—	7,232	76,432	63	(2)	(242)	7,497	29,771
Impairment loss recognized in profit or loss	—	—	(34)	(4,064)	—	—	—	(2,803)	(6,901)
Increase (decrease) through net exchange differences	(15,227)	(28,022)	(10,686)	(31,448)	(88)	(174)	(53)	(2,045)	(87,743)
Reclassification of assets held for sale	—	(8)	137	(1,127)	—	—	—	—	(998)
Increase (decrease) through transfers from construction in progress	(347,500)	1,688	114,412	220,541	9,310	3,244	1,712	(3,407)	—
Total changes	101,662	(15,484)	42,075	133,032	6,777	2,353	95	(4,151)	266,359
Closing balance 12-31-2011	663,971	805,804	1,459,759	2,360,229	23,740	6,010	10,152	64,313	5,393,978

The depreciation expense for the years ended December 31, 2012, 2011 and 2010 is as follows:

Depreciation for the year	2012 ThU.S.$	2011 ThU.S.$	2010 ThU.S.$
Cost of sales	233,951	216,967	187,208
Administrative expenses	11,729	8,716	10,863
Other expenses	3,922	3,156	33,952
Total	249,602	228,839	232,023

The useful lives of property, plant and equipment estimated based on the expected use of the assets are as follows:

		Minimum	Maximum	Average
Buildings	Useful Life in Years	16	89	39
Plant and equipment	Useful Life in Years	8	67	29
Information technology equipment	Useful Life in Years	6	18	5
Fixtures and fittings	Useful Life in Years	6	12	10
Motor vehicles	Useful Life in Years	6	26	13
Other property, plant and equipment	Useful Life in Years	5	27	16

A significant portion of items of property, plant and equipment do not have significant differences between the fair value and the cost of these assets.

The following table sets forth a sensitivity analysis for depreciation based on changes of 5% in useful lives:

Useful life variance	%
+5%	-5.24%
-5%	4.73%

Capitalized borrowing costs are detailed in note 12.

NOTE 8.	LEASES

Arauco acting as lessee

	12-31-2012 ThU.S.$	12-31-2011 ThU.S.$
Property, Plant and Equipment under finance leases	55,879	69,864
Plant and equipment (*)	55,879	69,864

(*)	At December 31, 2011 includes revise of ThUS $ 69,806 corresponding to lease contracts. (See Note 5)

The following tables set for reconciliation between the total of future minimum lease payments as of December 31, 2012 and 2011, and their present value:

	12-31-2012
Periods	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Not later than one year	20,489	—	20,489
Later than one year and not later than five years	35,563	—	35,563
Later than five years	—	—	—
Total	56,052	—	56,052

	12-31-2011
Periods	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Not later than one year	47	1	46
Later than one year and not later than five years	69,806	—	69,806
Later than five years	—	—	—
Total	69,853	1	69,852

Lease obligations are presented in the consolidated statement of financial position in line items “other current financial liabilities” and “Other non-current financial liabilities” depending on their maturities as stated above.

Arauco acting as lessor

The following tables set forth reconciliation between the gross investment in the lease, and the present value of minimum lease payments receivable as of December 31, 2012 and 2011:

	12-31-2012
Periods	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Not later than one year	1,642	115	1,527
Later than one year and not later than five years	1,437	93	1,344
Later than five years	—	—	—
Total	3,079	208	2,871

	12-31-2011
Periods	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Not later than one year	3,510	249	3,261
Later than one year and not later than five years	2,766	186	2,580
Later than five years	—	—	—
Total	6,276	435	5,841

Finance lease receivables are presented in the consolidated statement of financial position in line items “Trade and other current receivable” and “Trade and other non-current receivable” depending on their maturities stated above.

Arauco accounts for its lease contracts as finance leases. These lease contracts are for a term of less than five-year at a market interest rates and leased assets are forestry machinery and equipment. They also include an early termination option, under general and special conditions stipulated in each contract.

There are no contingent rents payable or restrictions imposed by lease arrangements.

NOTE 9.	REVENUE

Classes of revenue	2012 ThU.S.$	2011 ThU.S.$	2010 ThU.S.$
Revenue from sales of goods	4,136,451	4,267,914	3,671,251
Revenue from rendering of services	143,851	106,581	96,133
Total	4,280,302	4,374,495	3,767,384

NOTE 10.	EMPLOYEE BENEFITS

Classes of Benefits and Expenses by Employee

	2012 ThU.S.$	2011 ThU.S.$	2010 ThU.S.$
Employee expenses	434,205	341,260	295,399
Wages and salaries	420,885	329,158	280,158
Severance indemnities	13,320	12,102	15,241

The main actuarial assumptions used by Arauco in the calculation of the severance indemnities obligation as of December 31, 2012 and 2011 are:

Discount rate	3.50%
Inflation	3.00%
Mortality rate	RV-2009

The following tables set forth the balances and the reconciliation of the present value of severance indemnities obligation as of December 31, 2012 and 2011:

	2012 ThU.S.$	2011 ThU.S.$
Current	3,945	3,307
Non-current	43,491	36,102
Total	47,436	39,409

Reconciliation of the present value of severance indemnities obligation	2012 ThU.S.$	2011 ThU.S.$
Opening balance	39,409	39,276
Current service cost	3,916	1,668
Interest cost	1,401	2,553
Actuarial gains	8,235	6,274
Benefits paid	(8,726)	(6,837)
Increase (decrease) for foreign currency exchange rates changes	3,201	(3,525)
Closing balance	47,436	39,409

NOTE 11.	EFFECT OF FOREIGN CURRENCY EXCHANGE RATE VARIATIONS

Local and foreign currency

Assets and liabilities by class of currency as of December 31, 2012 and 2011 are as follows:

	12-31-2012 ThU.S.$	12-31-2011 ThU.S.$
Total Current Assets	2,698,968	2,462,660

Cash and Cash Equivalents	395,716	315,901
U.S Dollar	325,340	196,546
Euro	1,867	58,328
Brazilian Real	38,477	35,238
Argentine pesos	4,877	4,960
Other currencies	2,726	7,212
Chilean Pesos	22,429	13,617

Other current financial assets	1,012	—
U.S Dollar	1,012	—

Other current non-financial assets	207,889	207,196
U.S Dollar	96,257	138,815
Euros	103	14
Brazilian Real	15,041	23,319
Argentine pesos	13,647	10,553
Other currencies	1,846	12,500
Chilean Pesos	80,995	21,995

Trade and other current receivables	825,869	740,416
U.S Dollar	520,803	500,790
Euro	26,711	25,800
Brazilian Real	53,057	70,564
Argentine pesos	38,256	26,827
Other currencies	22,543	30,480
Chilean Pesos	163,084	82,754
U.F.	1,415	3,201

Accounts receivable from related companies	130,423	70,179
U.S Dollar	122,315	69,356
Brazilian Real	1,268	822
Chilean Pesos	6,840	1

Current Inventories	815,782	795,104
U.S Dollar	718,348	677,337
Brazilian Real	77,340	99,304
Chilean Pesos	20,094	18,463

Current biological assets	252,744	281,418
U.S Dollar	252,744	238,812
Brazilian Real	—	42,606

Current tax assets	55,923	37,153
U.S Dollar	304	6,358
Brazilian Real	6,655	6,745
Argentine pesos	6,931	7
Other currencies	1,188	11,199
Chilean Pesos	40,845	12,844

Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	13,610	15,293
U.S Dollar	13,610	15,293

	12-31-2012 ThU.S.$	12-31-2011 ThU.S.$
Total Non Current Assets	10,852,218	10,089,518

Other non-current financial assets (*)	61,350	25,812
U.S Dollar	60,333	24,650
Argentine pesos	1,017	1,162

Other non-current non-financial assets	125,254	99,901
U.S Dollar	105,414	78,046
Brazilian Real	17,042	19,971
Argentine pesos	1,540	525
Other currencies	681	383
Chilean Pesos	577	976

Trade and other non-current receivables	11,877	7,332
U.S Dollar	5,204	641
Chilean Pesos	3,374	2,538
U.F.	3,299	4,153

Investments accounted for using equity method	1,048,463	886,706
U.S Dollar	790,116	634,440
Brazilian Real	258,347	252,266

Intangible assets other than goodwill	22,311	17,609
U.S Dollar	18,150	12,755
Brazilian Real	4,070	4,751
Chilean Pesos	91	103

Goodwill	58,645	59,124
U.S Dollar	6,996	2,857
Brazilian Real	51,649	56,267

Property, plant and equipment (**)	5,889,137	5,393,978
U.S Dollar	5,121,851	4,669,425
Brazilian Real	756,507	715,486
Chilean Pesos	10,779	9,067

Non-current biological assets	3,473,442	3,463,166
U.S Dollar	3,093,440	3,060,006
Brazilian Real	380,002	403,160

Deferred tax assets	161,739	135,890
U.S Dollar	114,108	77,179
Brazilian Real	46,464	46,478
Argentine pesos	—	11,688
Other currencies	361	150
Chilean Pesos	806	395

(*)	At December 31, 2011 includes revise of ThUS $ 24,650 corresponding to presentation of hedging derivative contracts (See Note 5)
(**)	At December 31, 2011 includes revise of ThUS $ 69,806 corresponding to lease contracts. (See Note 5)

	Up to 90 days ThU.S.$	12-31-2012 From 91 days to 1 year ThU.S.$	Total ThU.S.$	Up to 90 days ThU.S.$	12-31-2011 From 91 days to 1 year ThU.S.$	Total ThU.S.$
Total Liabilities, current	1,015,183	410,104	1,425,287	763,592	268,353	1,031,945

Other current financial liabilities	401,493	407,121	808,614	157,944	91,048	248,992
U.S Dollar	360,732	355,651	716,383	143,129	74,523	217,652
Brazilian Real	8,494	3,432	11,926	11,849	20	11,869
Argentine pesos	25,091	12,200	37,291	—	—	—
Chilean Pesos	111	330	441	—	—	—
U.F.	7,065	35,508	42,573	2,966	16,505	19,471

Bank Loans	347,256	66,015	413,271	120,847	64,971	185,818
U.S Dollar	313,671	50,383	364,054	108,998	64,951	173,949
Brazilian Real	8,494	3,432	11,926	11,849	20	11,869
Argentine pesos	25,091	12,200	37,291	—	—	—

Financial Leases	3,909	16,580	20,489	18	28	46
U.S Dollar	—	127	127	—	—	—
Chilean Pesos	111	330	441	—	—	—
U.F.	3,798	16,123	19,921	18	28	46

Other Loans	50,328	324,526	374,854	37,079	26,049	63,128
U.S Dollar	47,061	305,141	352,202	34,131	9,572	43,703
U.F.	3,267	19,385	22,652	2,948	16,477	19,425

Trade and other current payables	490,191	—	490,191	389,902	7,171	397,073
U.S Dollar	117,458	—	117,458	73,583	412	73,995
Euros	9,114	—	9,114	43,392	—	43,392
Brazilian Real	30,730	—	30,730	9,117	—	9,117
Argentine pesos	37,515	—	37,515	32,235	—	32,235
Other currencies	1,622	—	1,622	2,119	—	2,119
Chilean Pesos	291,190	—	291,190	229,245	3,648	232,893
U.F.	2,562	—	2,562	211	3,111	3,322

Accounts payable to related companies	9,168	—	9,168	9,785	—	9,785
U.S Dollar	1,474	—	1,474	9,751	—	9,751
Chilean Pesos	7,694	—	7,694	34	—	34

Other current provisions	8,875	—	8,875	8,607	—	8,607
U.S Dollar	—	—	—	244	—	244
Argentine pesos	8,875	—	8,875	8,363	—	8,363
Current tax liabilities	12,264	—	12,264	143,008	1,981	144,989
U.S Dollar	—	—	—	9,127	1,571	10,698
Euros	132	—	132	78	—	78
Brazilian Real	—	—	—	14	—	14
Argentine pesos	—	—	—	2,219	—	2,219
Other currencies	711	—	711	30	284	314
Chilean Pesos	11,421	—	11,421	131,540	126	131,666
Current provisions for employee benefits	962	2,983	3,945	2,976	331	3,307
Chilean Pesos	962	2,983	3,945	2,976	123	3,099
U.F.	—	—	—	—	208	208
Other current non-financial liabilities	92,230	—	92,230	51,370	167,822	219,192
U.S Dollar	49,453	—	49,453	—	166,157	166,157
Brazilian Real	23,767	—	23,767	28,094	—	28,094
Argentine pesos	4,067	—	4,067	5,230	—	5,230
Other currencies	2,221	—	2,221	11,626	—	11,626
Chilean Pesos	10,620	—	10,620	6,419	865	7,284
U.F.	2,102	—	2,102	1	800	801

	12-31-2012			12-31-2011
	From 13 months to 5 years ThU.S.$	More than 5 years ThU.S.$	Total ThU.S.$	From 13 months to 5 years ThU.S.$	More than 5 years ThU.S.$	Total ThU.S.$
Total non-current liabilities	2,947,016	2,213,124	5,160,140	2,191,546	2,298,537	4,490,083

Other non-current financial liabilities (*)(**)	1,401,793	2,204,517	3,606,310	1,281,495	1,781,976	3,063,471
U.S Dollar	1,244,963	1,380,868	2,625,831	1,092,389	1,278,879	2,371,268
Brazilian Real	2,679	26,216	28,895	6,462	690	7,152
Argentine pesos	8,134	—	8,134	—	—	—
Chilean Pesos	781	—	781	1,568	—	1,568
U.F.	145,236	797,433	942,669	181,076	502,407	683,483

Bank Loans	477,457	30,981	508,438	406,754	769	407,523
U.S Dollar	466,644	4,765	471,409	400,292	79	400,371
Brazilian Real	2,679	26,216	28,895	6,462	690	7,152
Argentine pesos	8,134	—	8,134	—	—	—

Financial Leases	35,563	—	35,563	69,108	698	69,806
U.S Dollar	67	—	67	—	—	—
Chilean Pesos	781	—	781	1,568	—	1,568
U.F.	34,715	—	34,715	67,540	698	68,238

Other Loans	888,773	2,173,536	3,062,309	805,633	1,780,509	2,586,142
U.S Dollar	778,252	1,376,103	2,154,355	692,097	1,278,800	1,970,897
U.F.	110,521	797,433	907,954	113,536	501,709	615,245

Other non-current provisions	13,281	—	13,281	7,799	1,889	9,688
U.S Dollar	—	—	—	2,959	27	2,986
Brazilian Real	13,281	—	13,281	4,840	—	4,840
Argentine pesos	—	—	—	—	1,862	1,862

Deferred tax liabilities	1,395,654	—	1,395,654	753,603	502,630	1,256,233
U.S Dollar	1,222,542	—	1,222,542	553,131	276,008	829,139
Brazilian Real	166,553	—	166,553	200,339	—	200,339
Argentine pesos	5,503	—	5,503	—	226,222	226,222
Other currencies	596	—	596	—	156	156
Chilean Pesos	460	—	460	133	244	377

Non-current provisions for employee benefits	35,157	8,334	43,491	27,939	8,163	36,102
Other currencies	140	—	140	—	—	—
Chilean Pesos	35,017	8,334	43,351	27,939	5,777	33,716
U.F.	—	—	—	—	2,386	2,386

Other non-current non-financial liabilities	101,131	273	101,404	120,710	3,879	124,589
U.S Dollar	500	—	500	123	—	123
Brazilian Real	97,695	—	97,695	120,586	—	120,586
Argentine pesos	2,917	—	2,917	—	3,607	3,607
Chilean Pesos	—	273	273	—	252	252
U.F.	19	—	19	1	20	21

(*)	At December 31, 2011 includes revise of ThUS $ 24,650 corresponding to presentation of hedging derivative contracts (See Note 5)
(**)	At December 31, 2011 includes revise of ThUS $ 69,806 corresponding to lease contracts. (See Note 5)

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. Dollar as follows:

Subsidiary	Country	Functional Currency
Arauco do Brasil S.A.	Brazil	Brazilian Real
Arauco Forest Brasil S.A.	Brazil	Brazilian Real
Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real
Catan Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real
Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real
Arauco Distribución S.A.	Chile	Chilean Pesos
Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos
Controladora de Plagas Forestales S.A.	Chile	Chilean Pesos
Flakeboard Company Limited	Canada	Canadian Dollar

The following table sets forth a detail by entity of the effect during the years ended December 31, 2012, 2011 and 2010 of the Reserve of Exchange Differences on Translation:

	12-31-2012 ThU.S.$	12-31-2011 ThU.S.$	12-31-2010 ThU.S.$

Arauco Do Brasil S.A.	(42,232)	(57,754)	17,000
Arauco Forest Brasil S.A.	(41,647)	(51,158)	15,739
Arauco Florestal Arapoti S.A.	(13,785)	(22,059)	7,700
Arauco Distribución S.A.	1,526	(2,138)	1,830
Alto Parana S.A.	(5,118)	(6,555)	2,714
Others	(582)	(574)	165

Total reserve of exchange differences on translation	(101,838)	(140,238)	45,148

Effect of foreign exchange rates changes

	2012 ThU.S.$	2011 ThU.S.$	2010 ThU.S.$
Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	(18,435)	(18,197)	(7,995)

Reserve of exchange differences on translation	(101,838)	(140,238)	45,148

NOTE 12.	BORROWING COSTS

Arauco estimates the average rate of borrowings to finance its investment projects (new plants, improvements and expansions) in Chile and Brazil in order to determine the amount of borrowing costs to be capitalized as part of property, plant and equipment. (See Note 2n).

	2012 ThU.S.$	2011 ThU.S.$
Property, plant and equipment capitalized cost

Property, plant and equipment capitalized interest cost rate	5.04%	5.69%

Amount of the capitalized interest cost, property, presented as plant and equipment	23,284	4,685

NOTE 13.	RELATED PARTIES

Related Party Disclosures

Related parties are those entities defined in IAS 24 and under the rules of the Chilean Superintendency of Securities and Insurance and the Chilean Corporations Law.

The receivable and payable amounts among related parties at the end of each reporting period correspond to commercial and financing transactions denominated in Chilean Pesos, U.S. dollars and Euros, where collection or payment deadlines are shown in the following tables and in general do not bear interest, except for financing transactions.

The main transactions with related parties are loans granted to companies in Uruguay (Joint Venture) (see note 16) and fuel purchases from company Compañía de Petróleos de Chile S.A. (common ultimate parent).

There is neither provision for doubtful debts nor any guarantees granted or received related to the balances with related parties.

Name of Group’s Main Shareholders

The ultimate shareholders of Arauco are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through Inversiones Angelini y Cia. Ltda.

Name of the Intermediate Controlling Entity that Prepares Financial Statements for Public Use

Empresas Copec S.A.

Remunerations to Key Management Personnel

Remunerations to key management personnel, including directors, managers and deputy managers, consist of a fixed monthly salary, with a possible annual discretionary bonus

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Related party transactions were made on terms of those prevailing under market conditions.

The table below sets forth information about the Relationship between Parent Company and its Subsidiaries

ID N°	Company Name	Country	Functional Currency	% Ownership interest 12-31-2012			% Ownership interest 12-31-2011
				Direct	Indirect	Total	Direct	Indirect	Total
—	Agenciamiento y Servicios Profesionales S.A.	Mexico	U.S. Dollar	0.0020	99.9970	99.9990	0.0020	99.9970	99.9990
—	Alto Paraná S.A.	Argentina	U.S. Dollar	9.9753	90.0048	99.9801	—	99.9766	99.9766
—	Arauco Australia Pty Ltd.	Australia	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
96547510-9	Arauco Bioenergía S.A.	Chile	U.S. Dollar	98.0000	1.9985	99.9985	98.0000	1.9985	99.9985
—	Arauco Colombia S.A.	Colombia	U.S. Dollar	1.5000	98.4980	99.9980	1.5000	98.4980	99.9980
—	Arauco Denmark Aps	Denmark	U.S. Dollar	—	—	—	—	99.9990	99.9990
96765270-9	Arauco Distribución S.A.	Chile	Chilean Pesos	—	99.9992	99.9992	—	99.9992	99.9992
—	Arauco do Brasil S.A.	Brazil	Brazilian Real	1.4573	98.5412	99.9985	1.7629	98.2361	99.9990
—	Arauco Ecuador S.A.	Ecuador	U.S. Dollar	—	—	—	0.1000	99.8990	99.9990
—	Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real	—	79.9992	79.9992	—	79.9992	79.9992
—	Arauco Forest Brasil S.A.	Brazil	Brazilian Real	13.3524	86.6466	99.9990	13.3524	86.6466	99.9990
—	Arauco Forest Products B.V.	Holland	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Arauco Holanda Cooperatief U.A.	Holland	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Arauco Panels Canada ULC	Canada	U.S. Dollar	—	99.9990	99.9990	—	—	—
—	Arauco Panels USA, LLC	USA	U.S. Dollar	—	99.9990	99.9990	—	—	—
—	Arauco Perú S.A.	Perú	U.S. Dollar	0.0013	99.9977	99.9990	0.0013	99.9977	99.9990
—	Arauco Wood Products, Inc.	USA	U.S. Dollar	0.0004	99.9981	99.9985	0.3953	99.6037	99.9990
—	Araucomex S.A. de C.V.	Mexico	U.S. Dollar	0.0005	99.9985	99.9990	0.0005	99.9985	99.9990
96565750-9	Aserraderos Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9992	99.9992	99.0000	0.9992	99.9992
82152700-7	Bosques Arauco S.A.	Chile	U.S. Dollar	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
—	Catan Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real	—	99.9934	99.9934	—	99.9925	99.9925
96657900-5	Controladora de Plagas Forestales S.A.	Chile	Chilean Pesos	—	59.6326	59.6326	—	59.6326	59.6326
—	Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real	—	99.9789	99.9789	—	99.9754	99.9754
—	Flakeboard America Limited	USA	U.S. Dollar	—	99.9990	99.9990	—	—	—
—	Flakeboard Company Limited	Canada	Canadian Dollar	—	99.9990	99.9990	—	—	—
96573310-8	Forestal Arauco S.A.	Chile	U.S. Dollar	99.9248	—	99.9248	99.9248	—	99.9248
85805200-9	Forestal Celco S.A.	Chile	U.S. Dollar	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
93838000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	—	97.4281	97.4281	—	97.4281	97.4281
—	Forestal Concepción S.A.	Panamá	U.S. Dollar	0.0050	99.9936	99.9986	0.0050	99.9936	99.9986
78049140-K	Forestal Los Lagos S.A.	Chile	U.S. Dollar	—	79.9405	79.9405	—	79.9405	79.9405
—	Forestal Nuestra Señora del Carmen S.A.	Argentina	U.S. Dollar	—	99.9805	99.9805	—	99.9766	99.9766
—	Forestal Talavera S.A.	Argentina	U.S. Dollar	—	99.9942	99.9942	—	99.9945	99.9945
96567940-5	Forestal Valdivia S.A.	Chile	U.S. Dollar	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
—	Greenagro S.A.	Argentina	U.S. Dollar	—	97.9805	97.9805	—	99.9766	99.9766
—	Industrias Forestales S.A.	Argentina	U.S. Dollar	—	—	—	9.9770	90.0221	99.9991
96563550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98.6058	1.3932	99.9990	98.6058	1.3932	99.9990
—	Inversiones Celco S.L.	Spain	U.S. Dollar	—	—	—	—	99.9990	99.9990
79990550-7	Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
—	Leasing Forestal S.A.	Argentina	U.S. Dollar	—	99.9801	99.9801	—	99.9771	99.9771
—	Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real	—	99.9932	99.9932	—	99.9923	99.9923
96510970-6	Paneles Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9992	99.9992	99.0000	0.9992	99.9992
—	Savitar S.A.	Argentina	U.S. Dollar	—	99.9931	99.9931	—	99.9930	99.9930
96637330-K	Servicios Logísticos Arauco S.A.	Chile	U.S. Dollar	45.0000	54.9995	99.9995	45.0000	54.9995	99.9995
—	Unilin Arauco Pisos Ltda. (Ex-Arauco Pisos Laminados S.A.)	Brazil	Brazilian Real	—	—	—	—	99.9990	99.9990

All subsidiaries listed in the table above and the special purpose entities Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. are included in the consolidation process.

There are no significant restrictions on the ability of subsidiaries to transfer funds to Arauco in the form of cash dividends or to repay loans or advances.

Employee Benefits for Key Management Personnel

	2012 ThU.S.$	2011 ThU.S.$	2010 ThU.S.$
Salaries and bonuses	56,316	49,961	44,386
Per diem compensation to members of the Board of Directors	1,615	1,642	1,456
Termination benefits	2,509	3,997	2,296
Total	60,440	55,600	48,138

Accounts Receivable from Related Parties

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	12-31-2012 ThU.S.$	12-31-2011 ThU.S.$
Forestal Mininco S.A	91.440.000-7	Common director	Chile	Chilean pesos	30 days	7	1
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean pesos	—	—	255
CMPC Maderas S.A.	95.304.000-k	Common director	Chile	Chilean pesos	—	—	10
Eka Chile S.A	99.500.140-3	Joint Venture	Chile	Chilean pesos	30 days	2,346	1,639
Forestal del Sur S.A	79.825.060-4	Common director	Chile	Chilean pesos	30 days	4,485	1,457
Stora Enso Arapoti Industria del Papel S.A	—	Associates	Brazil	Real	30 days	593	822
Empresa Electrica Guacolda S.A.	96.635.700-2	Controlling Parent’s Associate	Chile	Chilean pesos	30 days	735	—
Unilin Arauco Pisos Ltda.	—	Joint Venture	Brazil	Real	30 days	675	—
Eufores S.A	—	Joint Venture	Uruguay	U.S. Dollar	Dec-13	73,095	46,889
Forestal Cono Sur S.A	—	Joint Venture	Uruguay	U.S. Dollar	Dec-13	19,201	19,106
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean pesos	30 days	2	—
Ongar S.A	—	Joint Venture	Uruguay	U.S. Dollar	Dec-13	26,056	—
Celulosa y Energía Punta Pereira S.A	—	Joint Venture	Uruguay	U.S. Dollar	30 days	3,228	—
TOTAL						130,423	70,179

Accounts Payable to Related Parties

Name of Related party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	12-31-2012 ThU.S.$	12-31-2011 ThU.S.$
Compañía de Petróleos de Chile S.A.	99.520.000-7	Controlling Parent’s Subsidiary	Chile	Chilean pesos	30 days	6,588	7,487
Abastible S.A.	91.806.000-6	Controlling Parent’s Subsidiary	Chile	Chilean pesos	30 days	677	356
Depósitos Portuarios Lirquén S.A.	96.871.870-3	Subsidiary of an Associate	Chile	Chilean pesos	—	—	4
Empresas Copec S.A.	90.690.000-9	Controlling Parent	Chile	Chilean pesos	30 days	31	28
Fundación Educacional Arauco	71.625.000-8	Common director	Chile	Chilean pesos	30 days	380	90
Sigma S.A.	86.370.800-1	Common director	Chile	Chilean pesos	30 days	4	4
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean pesos	—	—	115
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common director	Chile	Chilean pesos	30 days	10	29
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean pesos	30 days	4	4
Puertos y Logística S.A. (ex Puerto de Lirquén S.A.)	82.777.100-7	Associate	Chile	Chilean pesos	—	—	162
Puerto Lirquen S.A.(ex Portuaria Sur de Chile S.A.)	96.959.030-1	Associated subsidiary	Chile	Chilean pesos	30 days	644	1,349
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an Associate	Chile	Chilean pesos	30 days	830	157
TOTAL						9,168	9,785

Related party transactions for the years ended December 31, 2012, 2011 and 2010:

Purchases

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	12-31-2012 ThU.S.$	12-31-2011 ThU.S.$	12-31-2010 ThU.S.$
Abastible S.A.	91.806.000-6	Controlling Parent’s Subsidiary	Chile	Chilean pesos	Fuel	5,506	4,849	2,897
Empresas Copec S.A	90.690.000-9	Controlling Parent	Chile	Chilean pesos	Management service	306	296	272
Compañía de Petróleos de Chile S.A.	99.520.000-7	Controlling Parent’s Subsidiary	Chile	Chilean pesos	Fuel	113,948	111,778	71,424
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an Associate	Chile	Chilean pesos	Transport and stowage	7,118	6,882	4,100
Puerto Lirquén S.A.(ex Portuaria Sur de Chile S.A.)	96.959.030-1	Associated subsidiary	Chile	Chilean pesos	Port services	8,409	2,112	—
EKA Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	Sodium chlorate	67,163	69,819	39,338
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	Wood and ships	777	737	1,087
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean pesos	Legal services	1,698	1,692	1,344
Puertos y Logística S.A. (ex Puerto de Lirquén S.A.)	82.777.100-7	Associate	Chile	Chilean pesos	Port services	329	7,454	7,049
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common director	Chile	Chilean pesos	Telephone services	503	435	252
CMPC Maderas S.A.	95.304.000-K	Common director	Chile	Chilean pesos	Wood and logs	303	—	—
Forestal Mininco S.A.	91.440.000-7	Common director	Chile	Chilean pesos	Wood and logs	1,675	1,013	705
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean pesos	Electrical Power	2,790	29	—
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean pesos	Others purchases	1,324	516	893

Sales

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	12-31-2012 ThU.S.$	12-31-2011 ThU.S.$	12-31-2010 ThU.S.$
Celulosa y Energia Punta Pereira S.A.	—	Joint venture	Uruguay	Euro	Loans and interest	—	51,872	—
Celulosa y Energia Punta Pereira S.A.	—	Joint venture	Uruguay	U.S. Dollar	Loans and interest	—	61,161	—
Celulosa y Energia Punta Pereira S.A.	—	Joint venture	Uruguay	U.S. Dollar	Other Sales	—	1,406	—
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean pesos	Electrical Power	2,979	9,285	2,418
EKA Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	Electrical Power	25,011	34,818	26,277
Stora Enso Arapoti Industria de Papel S.A.	—	Associates	Brazil	Real	Wood	8,853	8,897	8,839
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	Wood and chips	24,120	28,543	26,985
Forestal Mininco S.A.	91.440.000-7	Common director	Chile	Chilean pesos	Wood	108	742	2,061
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean pesos	Wood	3,332	2,081	4,567
Cartulinas CMPC S.A.	96.731.890-6	Common director	Chile	Chilean pesos	Pulp	2,982	23,259	16,225
Eufores S.A.	—	Joint venture	Uruguay	U.S. Dollar	Loans and interest	55,215	79,620	—
Forestal Cono Sur S.A.	—	Joint venture	Uruguay	U.S. Dollar	Loans and interest	9,597	24,444	—
Zona Franca Punta Pereira S.A.	—	Joint venture	Uruguay	U.S. Dollar	Loans and interest	—	27,629	—
Ongar S.A	—	Joint venture	Uruguay	U.S. Dollar	Loans and interest	26,055	—	—
Empresa Eléctrica Guacolda S.A.	96.635.700-2	Controlling Parent’s Associate	Chile	Chilean pesos	Electrical Power	13,794	1,430	—

NOTE 14.	CONSOLIDATED FINANCIAL STATEMENTS

Subsidiaries

Below are new investments or contributions to subsidiaries, which had no effect on results of operations, except for the acquisition of assets by Arauco Panels USA, LLC.

On September 24, 2012, Arauco through its Canadian subsidiary Arauco Panels Canada ULC, acquired all of the shares of the Canadian entity, Flakeboard Company Limited (hereinafter “Flakeboard”) for ThU.S.$ 242,502.

Flakeboard is one of the leading producers of wood panels in North America, that directly and/or through its subsidiaries, owns and operates seven panel plants, with an aggregated production capacity of 1.2 million cubic meters per year for medium density fiberboards, a production capacity of 1.1 million cubic meters per year for particle board panels, and a production capacity of 180,000 cubic meters per year of melamine textured product. The Group made the initial accounting for the acquisition of the Flakeboard based on provisional amounts. The provisional amounts of assets acquired and liabilities assumed might be adjusted during the measurement period (which shall not exceed one year from the acquisition date) to reflect new information obtained about facts and circumstances existing as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. (See table 1)

On November 29, 2011, a new wholly owned subsidiary, Arauco Panels USA LLC, was incorporated through a capital contribution of ThU.S.$62,711, equivalent to 100% ownership, made by our subsidiary Arauco Wood Products, Inc. Subsequently, on January 24, 2012, Arauco Panels USA LLC acquired for ThU.S.$62,711 a Panel Business industrial plant which has a production line of medium density fiberboard (MDF) moldings and high density fiberboard (HDF), a production line of particle board (PB) panels, and two business lines of Melamine products. The plant is located in Moncure, North Carolina, USA. Arauco has determined that the acquisition of these assets constitute a business and has determined the fair value of the acquired net assets and recognized a bargain purchase gain of ThU.S.$16,263, which is being evaluated. (See table 2)

On December 20, 2011, Alto Parana S.A. acquired all of the shares of Greenagro S.A. for a total purchase price of ThU.S.$10,768. Greenagro S.A. complements the production activities related to industrial plant operations of Alto Parana S.A. located in town of Zárate, Province of Buenos Aires, Argentina. The price paid is representative of the fair value of the assets acquired, which mainly correspond to land and plantations forestry. Arauco determined the fair value of the net assets acquired, allocating the largest portion of ThU.S.$7,100 to land, according to the requirements of IFRS 3. (See table 3).

On October 20, 2011, Unilin Arauco Pisos Ltda. (formerly Arauco Pisos Laminados S.A.) was incorporated in Brazil, through a capital contribution of R$ 10 million (U.S.$5 million as of December 31, 2012), equivalent to 100% of its ownership interest, made by our subsidiary Arauco do Brasil S.A. (See Note 16). (Transaction under common control)

On September 13, 2011, Inversiones Arauco International Ltda. and Celulosa Arauco y Constitución S.A. sold for ThU.S.$5,400, its ownership interest (82.42% and 9.16% respectively) in the subsidiary Nuestra Señora del Carmen S.A. to the subsidiary Alto Paraná S.A.. As a result, Alto Paraná S.A. owns 100% of the ownership interest in Nuestra Señora del Carmen S.A. (Transaction under common control)

The following tables set forth the acquisition date fair values of assets acquired and liabilities assumed:

1)	Acquisition of Flakeboard

ARAUCO PANELS CANADA ULC	09-24-2012 ThU.S.$
Cash	52,427
Trade and other receivables	42,717
Inventories	43,253
Property, plant and equipment	323,424
Other assets	11,608
Total Assets	473,429
Financial liabilities, current and non-current	184,531
Trade payables	42,527
Other liabilities	3,869
Total Liabilities	230,927

2)	Acquisition of Moncure

ARAUCO PANELS USA LLC.	01-24-2012 ThU.S.$
Cash	—
Trade accounts receivable	258
Inventory	13,398
Property, plant and equipment	82,840
Other assets	41
Total Assets	96,537
Trade payables	6,030
Other liabilities	11,533
Total Liabilities	17,563

The acquisition made by Arauco Panels USA, LLC, resulted in the recognition of bargain purchase gain which is presented in the line item “Other gains (losses) in the statement of income:

Arauco Panels USA LLC	2012 ThU.S.$
Consideration transferred	62,711
Fair value of assets acquired and liabilities assumed	78,974
Gain from a bargain purchase	16,263

The following table sets forth are the amounts of revenue and profit or loss of the acquirees since the date of acquisition included in the consolidated statements of income:

Arauco Panels Canada ULC	09-24-2012 to 12-31-2012 ThU.S.$
Revenue	131,094
Profit/(Loss)	(5,558)

Arauco Panels USA LLC	01-24-2012 to 12-31-2012 ThU.S.$
Revenue	115,911
Profit/(Loss)	(5,321)

The following table sets forth the revenue and profit or loss as if the acquisition date had been as of the beginning of January 1, 2012:

Arauco Panels Canada ULC	January-December 2012 ThU.S.$
Revenue	518,071
Profit/(Loss)	4,711

3)	Acquisition of Greenagro

GREENAGRO S.A.	12-20-2011 ThU.S.$
Cash	537
Trade accounts receivable	32
Inventory	826
Property, plant and equipment	7,970
Biological assets	1,838
Other assets	7
Total Assets	11,210
Trade payables	37
Deferred income tax	386
Other liabilities	19
Total Liabilities	442

NOTE 15.	INVESTMENTS IN ASSOCIATES

Arauco made, in the months of January, February and April of year 2012, capital contributions for a total of ThU.S.$13,492 to Puerto de Lirquén S.A. (formerly Puertos y Logística S.A.). As of December 31, 2012, Arauco owns 20.28% of the issued capital of such company.

On December 21, 2011, Arauco made a capital contribution of ThU.S.$3,302 to Puerto de Lirquén S.A. As a result, as of December 31, 2011, Arauco owned 20.20 % of the issued capital of such company.

On December 14, 2011, Arauco made a capital contribution of ThU.S.$5,004 to Inversiones Puerto Coronel S.A. Such capital contribution did not result in a change in the ownership percentage over this entity.

On November 17, 2011, our subsidiary Arauco Forest Brasil S.A., made a capital contribution of ThU.S.$232,916 to the Brazilian company Centaurus Holding S.A., which represented a 43.05% of ownership interest of such entity. This investment was made at the same time that Klabin S.A., one of the most important companies in the Brazilian forestry sector, made an investment.

In November 2011, our associate Centaurus Holding S.A. acquired 100% of the voting rights of the Brazilian company Florestal Vale do Corisco S.A., a company that owns 107,000 hectares in the State of Parana. This transaction strengthens Arauco’s position in the Brazilian forestry sector in order to develop its operations and ensures the supply of wood for future projects. As a result of this acquisition, Centaurus Holding S.A. recognized a bargain purchase, over which Arauco Forest Brasil S.A. has recognized its equity interest share, and has been included in the Consolidated Statement of Income within the line item Share of profit (loss) in associates and joint ventures accounted for using equity method in the amount of ThU.S.$8,885.

In April 2012, Centaurus Holding S.A. was merged with Florestal Vale do Corisco S.A., where the latter becomes the continuing entity. Subsequently, in May 2012, Klabin S.A. decrease its capital in Florestal Vale do Corisco S.A.(formerly Centaurus S.A.) and, as a result of that, Arauco Forest Brasil S.A. increase from 43% to 49% its ownership interest in such investee.

On March 29, 2011, Novo Oeste Gestao de Ativos Florestais S.A. was incorporated through a capital contribution of ThR$1,225 (equivalent to 1,225,000 shares) made by Arauco Forest Brasil S.A., which represented a 48.9912% of ownership interest over Novo Oeste Gestao de Ativos Florestais S.A.. The corporate purpose of this company is management of forestry assets and sales of wood.

The following table set forth information about Investments in associates as of December 31, 2012 and 2011, respectively:

Name	Puertos y Logística S.A. (Formerly Puerto de Lirquén S.A.)
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Docking and warehousing operations for own use and third party own assets, cargo of all classes of goods, as well, as warehousing and transport operations.
Ownership interest (%)	20.2767%	20.2022%

	12-31-2012	12-31-2011
Carrying amount	ThU.S.$63,384	ThU.S.$ 46,238

Name	Inversiones Puerto Coronel S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Investments in movables and real estate, acquisition of companies, securities and investment instruments, investment management and development and/or participation in all kind of businesses and companies related to industrial, shipping, forestry and commercial activities.
Ownership interest (%)	50.0000%

	12-31-2012	12-31-2011
Carrying amount	ThU.S.$35,780	ThU.S.$36,273

Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20.0000%

	12-31-2012	12-31-2011
Carrying amount	ThU.S.$1,214	ThU.S.$1,153

Name	Stora Enso Arapoti Industria de Papel S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Industrialization and commercialization of paper and cellulose, raw materials and by- products
Ownership interest (%)	20.0000%

	12-31-2012	12-31-2011
Carrying amount	ThU.S.$40,821	ThU.S.$36,280

Name	Genómica Forestal S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.
Ownership interest (%)	25.0000%

	12-31-2012	12-31-2011
Carrying amount	ThU.S.$65	ThU.S.$70

Name	Consorcio Tecnológico Bioenercel S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing of technologies which will allow implementing a biofuel industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.
Ownership interest (%)	20.0000%

	12-31-2012	12-31-2011
Carrying amount	ThU.S.$326	ThU.S.$311

Name	Novo Oeste Gestao de Ativos Florestais S.A.
Country	Brazil
Functional Currency	Real
Corporate purpose	Management of forestry activities and commercialization of wood and others.
Ownership interest (%)	48.9912%

	12-31-2012	12-31-2011
Carrying amount	(ThU.S.$6,135)	(ThU.S.$2,986)
Name	Vale do Corisco S.A. (Formerly Centaurus Holding S.A.)
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Management of forestry activities.
Ownership interest (%)	49.0000%	43.0500%

	12-31-2012	12-31-2011
Carrying amount	ThU.S.$211,881	ThU.S.$218,972

Summarized Financial Information of Associates

	12-31-2012
	Assets ThU.S.$	Liabilities ThU.S.$
Current	288,698	90,525
Non-current	1,091,980	306,930
Equity		983,223
Total Associates (*)	1,380,678	1,380,678

	12-31-2011
	Assets ThU.S.$	Liabilities ThU.S.$
Current	144,156	50,840
Non-current	1,022,986	154,919
Equity		961,383
Total Associates (*)	1,167,142	1,167,142

	12-31-2012 ThU.S.$	12-31-2011 ThU.S.$
Revenues	279,855	305,866
Expenses	(201,265)	(295,945)
Profit or loss (*)	78,590	9,921

(*)	Include only Investment in associates.

Movement in Investment in Associates and Joint Ventures (1)

	12-31-2012 ThU.S.$	12-31-2011 ThU.S.$
Opening balance as of January 1	886,706	498,204
Changes
Investments in associates, Additions	13,562	236,443
Investment in joint ventures, Additions	159,692	177,397
Disposals, Investments in associates	(6,607)	0
Share of profit (loss) in investment in associates	17,947	(1,012)
Share of profit (loss) in investment in joint ventures	(3,694)	(10,885)
Dividends Received, Investments in Associates	(3,057)	(1,718)
Increase (Decrease) in foreign exchange currency on translation of Associates and Joint Ventures	(21,879)	(12,972)
Other increase (decrease) in investment and associates and joint ventures	5,793	1,249
Total changes	161,757	388,502
Ending balance	1,048,463	886,706

	12-31-2012 ThU.S.$	12-31-2011 ThU.S.$
Carrying amount of associates accounted for using equity method	353,472	339,297
Carrying amount of joint ventures accounted for using equity method	694,991	547,409
Total investment accounted for using equity method	1,048,463	886,706

(1)	See information of joint ventures in Note 16.

NOTE 16.	INTERESTS IN JOINT VENTURES

Investments and contributions made

In March 2012 Arauco do Brasil S.A. (a subsidiary) made a capital contribution to Unilin Arauco Pisos Ltda. ( formerly Arauco Pisos Laminados S.A.) in the form of assets for a total of ThR$24,990 (ThU.S.$12,235) for the flooring line of the Pien location (Paraná Brasil), no gain or loss was recognized on this contribution. In April 2012, Arauco sold a 50% interest of Unilin Arauco Pisos Ltda. to Mohwak Unilin International B.V. for ThR$12,500 (ThU.S.$6,120 at December 31, 2012), becoming a joint venture. The sale price for this transaction was equivalent to its carrying amount, thus had no effect on profit or loss. This company is engaged in manufacturing, processing, industrialization and selling of wood laminate floors.

As of December 31, 2012, Arauco, through its subsidiary Arauco Holanda Cooperatief U.A, made capital contributions for a total of ThU.S.$145,977 (ThU.S.$177,397 as of December 31, 2011) to two Uruguayan joint ventures, Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A., with Arauco holding 50% ownership interest in the joint venture. This transaction had no effect on results.

Celulosa y Energia Punta Pereira S.A. and Zona Franca Punta Pereira S.A. are both involved in the project known as “Montes del Plata”, which purpose is to build a cutting edge cellulose production plant, with a capacity of 1.3 million tons per year, a port and an energy generation unit utilizing renewable resources, which will be located at the town of Punta Pereira, Province of Colonia, Uruguay.

At the date of these financial statements, Arauco has committed contribution to Montes del Plata for ThU.S.$66,094.

Investments in Uruguay

The main assets acquired from former owner Grupo Empresarial Ence (Spanish company) during the year 2009 are: 130,000 hectares of land of which 73,000 hectares are forestry plantations; 6,000 hectares under agreements with third parties; one industrial site, the necessary environmental permits for the construction of a pulp mill; a river terminal; one chip producing mill, and one forest nursery.

All these assets were added to the land and plantations that Stora Enso and Arauco already control through a joint venture in Uruguay. With these additions, the joint venture currently maintains ownership interest in forestry area of approximately 270 thousand hectares of land, of which 156 thousand hectares are planted.

Investments in Uruguay are joint ventures because of existing contracts that stipulate that both Arauco and Stora Enso maintain joint control of such investments, each holding a 50% stake.

Furthermore, Arauco holds a 50% in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to cellulose plants in Chile. A contractual agreement in effect between Arauco and Eka has permitted Arauco and Eka to initiate certain joint venture activities.

The following tables set forth summarized financial information of the more significant interests in joint ventures:

	12-31-2012		12-31-2011
Celulosa y Energía Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	207,222	105,029	13,921	73,878
Non-current	1,396,689	965,918	621,427	215,968
Equity		532,964		345,502
Total Joint Venture	1,603,911	1,603,911	635,348	635,348

Investment	266,482		172,750

	12-31-2012 ThU.S.$		12-31-2011 ThU.S.$
Income	21,009		9,535
Expenses	(25,068)		(7,452)
Joint Venture Net Income (Loss)	(4,059)		2,083

	12-31-2012		12-31-2011
Forestal Cono Sur S.A. (consolidated) (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	145,133	66,794	26,137	45,384
Non-current	172,741	6	288,733	13,289
Equity		251,074		256,197
Total Joint Venture	317,874	317,874	314,870	314,870

Investment	125,537		128,098

	12-31-2012 ThU.S.$		12-31-2011 ThU.S.$
Income	12,435		2,584
Expenses	(17,558)		(16,494)
Joint Venture Net Income (Loss)	(5,123)		(13,910)

	12-31-2012		12-31-2011
Eufores S.A. (consolidated) (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	72,789	288,443	44,531	165,823
Non-current	618,704	868	552,130	28,178
Equity		402,182		402,660
Total Joint Venture	691,493	691,493	596,661	596,661

Investment	201,016		201,260

	12-31-2012 ThU.S.$		12-31-2011 ThU.S.$
Income	76,907		32,929
Expenses	(77,390)		(48,552)
Joint Venture Net Income (Loss)	(483)		(15,623)

	12-31-2012		12-31-2011
Zona Franca Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	9,996	40,818	40,067	29,241
Non-current	266,076	89,252	121,977	89,203
Equity		146,002		43,600
Total Joint Venture	276,072	276,072	162,044	162,044

Investment	73,001		21,800

	12-31-2012 ThU.S.$		12-31-2011 ThU.S.$
Income	7,511		1,222
Expenses	(7,206)		(1,825)
Joint Venture Net Income (Loss)	305		(603)

	12-31-2012		12-31-2011
Eka Chile S.A.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	28,271	8,001	25,312	5,235
Non-current	30,191	3,840	30,446	3,521
Equity		46,621		47,002
Total Joint Venture	58,462	58,462	55,758	55,758

Investment	23,311		23,502

	12-31-2012 ThU.S.$		12-31-2011 ThU.S.$
Income	67,709		75,219
Expenses	(64,795)		(68,937)
Joint Venture Net Income (Loss)	2,914		6,282

NOTE 17.	IMPAIRMENT OF ASSETS

Effects from the economic crisis

Since the beginning of 2009, the complicated market condition affected the Bosseti sawmill operation located in Argentina and the Company decided to shut it down in December 2010 and to adapt its operational structure to the reality of the business, converting the operation and using its land and buildings as a logistics center. As of December 31, 2010, the Company recognized ThU.S.$2,000 in impairment losses to machinery and equipment, which at December 31, 2012, after impairment loss, have a carrying value of ThU.S.$1,000 (ThU.S.$1,600 as of December 31, 2011). At the end of the reporting period, some machinery and equipment were sold, others were moved to sawmill located in Piray and the remaining machinery and equipment are being organized and prepared for subsequent sale.

The recoverable amount of the permanently closed facilities was determined based on estimates of the sale proceeds and residual value, making the corresponding provision in the event that the recoverable amount is less than the carrying amount. These estimates were made by both external and internal evaluators.

Effects of forestry fire

On January 2, 2012, Paneles Arauco S.A.’s industrial facilities were materially damaged due to forestry fires. Such industrial facilities had production capacity of 450 thousand cubic meters of panels per year.

The fire destroyed the machinery, equipment and facilities of the panel processing area, as well as the administration buildings and inventory warehouses. It also damaged the operations of the biomass energy generation facility. The operations resumed on January 6, 2012

Paneles Arauco S.A. had insurance policies covering fire damages. The insurance policies covered damages in the plants, industrial and non-industrial facilities, equipment, machinery, inventories, as well as losses due to business interruption.

All expenses due to fire damages were recognized as incurred. Insurance reimbursements were recognized as receivables once sufficient supporting documentation that the reimbursement would be received and/or at the date the reimbursement was received.

The line items in the financial statements as of December 31, 2012 include the following relating to the effect of the forestry fire:

•	Trade and other current receivables include insurance reimbursements not yet received for ThU.S.$29,819 relating to damages to property, plant and equipment, Inventories and business interruption.

•	Impairment loss of ThU.S$70,161 in line item property, plant and equipment.

•	Inventories write down of ThU.S.$19,841.

During April and August 2012, Arauco received ThU.S.$120,000, as insurance reimbursement out of which ThU.S.$40,000 relates to business interruption losses, ThU.S.$70,000 to physical damage of property, plant and equipment and ThU.S.$10,000 to inventories losses.

During August and December 2012, Arauco received reimbursements from insurance relating to damaged inventory and property, plant and equipment.

•	The insurance reimbursement for inventory damaged was ThUS$20,801, which at the end of the reporting period has been fully received.

•

The insurance reimbursement received in December 2012, for property, plant and equipment damaged and business interruption losses were ThUS$96,986 and ThUS$46,088, respectively. As of December 31, 2012, an outstanding amount of ThUS$29,819 is yet to be received, which has been presented as trade and other current receivables.

Other effects

In December 2011, particle board (PBO) lines of Curitiba Plant (Brazil) were shut down due to higher cost of maintenance. The Company recognized an impairment loss of ThUS$6,088 related to machinery and equipment.

Cash-Generating Unit with Impaired Assets

As of December 31, 2012 and 2011, the following impairment provisions related to Cash-Generating Units existed:

Cash-generating Units	12-31-2012 ThU.S.$	12-31-2011 ThU.S.$
Bosseti sawmill plant	2,000	2,000
PBO lines of Curitiba plant	6,088	6,088
Total accumulated impairment losses	8,088	8,088

Disclosure of Impairment Losses of Assets

Information on Impairment of Property, Plant and Equipment due to technical obsolescence and damages from the fire as of December 31, 2012 and 2011:

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversal of Losses	Machinery and Equipment
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversal of losses	Technical Obsolescence and Claim

	12-31-2012	12-31-2011
Information relevant to the sum of all impairment	ThU.S.$4,720	ThU.S.$3,492

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversal of Losses	Buildings and Structures Machinery and Equipment Other assets
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversal of losses	Earthquake and tsunami

	12-31-2012	12-31-2011
Information relevant to the sum of all impairment	ThU.S.$1,046	ThU.S.$39,124

At the date of these financial statements, the impairment losses relating to physical damage of property, plant and equipment as a result of the earthquake and tsunami have been reversed. The amount of the existing provision is referred to assets that are in the process of repair and / or replacement, process that was mostly concluded at the end of year 2011.

Goodwill

Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination. The goodwill generated by the investment in Arauco do Brasil S.A. (formerly Tafisa) was allocated to the Pien panel segment plant. The recoverable amount of the cash-generating unit was determined based on calculations of its value in use. For this calculation we used the expected future cash flows based on the operational plan approved by the management for 10-year period, applying a discount rate of 10%, which does not exceed the long-term average growth rate for the panel segment in Brazil. As of December 31, 2012 this goodwill amounted to ThU.S.$ 51,649 (ThU.S.$ 56,267 as of December 31, 2011) for a total of goodwill of ThU.S 58,645. The change in the balance of goodwill from Brasil is due only to the exchange difference on translation. Therefore, there has been no impairment losses recognized for the years ended December 31, 2012, 2011 and 2010.

NOTE 18.	PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

Lawsuits or other Legal Proceedings

The contingent liabilities that Arauco deems appropriate to disclose are as follows:

Celulosa Arauco y Constitucion S.A.

1.On April 27, 2005, the National Defense Council (Consejo de Defensa del Estado) filed a civil lawsuit against Celulosa Arauco y Constitucion S.A. for reparation of environmental harm and indemnification, caused by the Valdivia Mill Plant, before the First Civil Court of Valdivia (Primer Juzgado Civil de Valdivia) (Rol 746-2005).

The Company filed its response, arguing that it is not responsible for the environmental damages and therefore that the indemnification payments as well as the alleged reparation, are inadmissible. Currently, expert reports have already been submitted, most of which were against the Company’s position. On September 5, 2011, observations regarding the experts’ reports were presented. The inspection of the court was held on 13th, 14th and 15th of March 2012. The National Defense Council requested the Court to certify the expiration of the term to provide evidence. On September 11, 2012, the Court ordered the total re-foliation of the case file. On September 12, 2012, the Court rejected the National Defense Council’s request to hold the judgment hearing. On January 10, 2013, the ruling was notified to the parties for the purposes they may deem fit. On January 15, 2013, the Company requested a term in order to exercise the rights arising from the re-foliation. The cause is pending.

2.On August 25, 2005, the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) issued tax calculations No. 184 and No. 185 of 2005, objecting to certain capital reduction transactions effected by Arauco on April 16, 2011 and October 31, 2001, and furthermore, requested reimbursement from the Company for amounts returned to it in respect of certain claimed tax losses. On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and filed a claim disputing the abovementioned tax calculations No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, which resolution, however, only partially sustained the Company’s request. In response, the Company filed an additional complaint with regard to the portion of the RAF that was not granted by the administrative review. On February 19, 2010, the Court acknowledged receipt of the Company’s request. Subsequently, the tax authority issued a report and the Company commented on such report. As of the date of issuance of these financial statements, the investigation in respect of this complaint is pending.

Considering that the position of the Company is supported by solid legal arguments, there is a reasonable likelihood of a favorable outcome for the Company.

3. On September 22, 2011 Celulosa Arauco y Constitucion S.A. was notified of a civil claim for compensation of prejudice for an alleged tort liability, filed by twelve fishermen of the Mataquito river before the Court of First Instance, Guarantee and Family of Licantén under Docket number 73-2011, arising out of the dead fish allegedly found in the Mataquito river on September 5, 2007 caused by the Licancel Plant. The plaintiffs seek to be compensated for alleged damages that they have suffered from the aforementioned event, including lost profits, harm and suffering and an alleged contractual liability. The reconsideration appeal filed by the Company against the evidentiary ruling is still pending.

4. On December 20, 2012, the Company was notified of the civil damages claim in summary proceedings, lodged by a group of settlers in the La Concepción sector, near to the Nueva Aldea Plant, the settlers are claiming compensation for alleged environmental damages that affected their quality of life. The claim demands monetary and non-monetary damages. The purported damages refer to atmospheric emissions, pollution in streams, risks related with truck transit and forest fire risks.

On December 27, 2012, the Company requested and obtained from the Court that the lawsuit be treated as ordinary and not summary proceedings. The term for answering the claim is still pending.

Alto Paraná S.A.

1.(i)On October 8, 2007, the Federal Administration of Public Income (Administración Federal de Ingresos Públicos) (“AFIP”) initiated an ex oficio proceeding against the Company’s Argentine affiliate Alto Paraná S.A. (“APSA”) questioning whether APSA erred in deducting from its income tax liability certain expenses, interest payments and exchange rate differences generated by Private Negotiable Obligations which were issued by APSA in 2001 and paid in 2007.

On November 20, 2007, APSA submitted a counterclaim to the claims presented by AFIP, completely rejecting all of AFIP’s allegations and asserting legal arguments that justify its actions in the determination of its tax burden.

On December 14, 2007, AFIP notified APSA that its counterclaim had been dismissed, thus issuing an ex-oficio ruling and ordering the payment, within 15 working days, of the calculated income tax difference for the 2002, 2003 and 2004 fiscal years of $417,908,207 argentine pesos including capital (ThU.S.$ 85,070 at December 31, 2012), compensatory interest, and fines for omission.

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

On February 15, 2010, APSA appealed before the CACAF, making all necessary submissions with the purpose of attaining a revocation of the contested decision. APSA paid litigation fees (tasa de justicia) in the amount of $5,886,053 Argentine Pesos (ThU.S.$1,196 at December 31, 2012).

On March 18, 2010, the CACAF, issued a court decree in which it ordered the AFIP to refrain from requesting the blocking of preventive interim relief measures, administratively demanding payment, issuing debt invoices, or initiating judicial collection actions, including seizure of property and other enforcement measures, against APSA until CACAF reaches a decision on APSA’s request for an injunction.

On May 13, 2010 the CACAF decided to grant the injunction requested by APSA, ordering to suspend the enforcement of the AFIP resolution until the final decision on this matter. This injunction was granted by the CACAF subject to the granting of a corresponding bond. On

May 19, 2010, APSA filed with the Appeal Court a surety policy issued by Zurich Argentina Cía. de Seguros S.A. On May 20, 2010, the CACAF asked APSA to specify the areas covered by the suretyship insurance. On May 28, 2010 APSA complied with this request and attached Endorsement No. 1 of the surety policy in favor of the CACAF – Trial Chamber I – in the amount of $ 633,616,741 Argentine pesos (equivalent to ThU.S.$128,981 as of December 31, 2012), which includes initial capital, plus adjustments and interests to the date of the bond. On June 2, 2010 the CACAF accepted this surety filed by APSA and sent notice to AFIP of the injunction granted. On June 4, 2010 the AFIP was notified of the ruling dated May 13, 2010, which is final since June 22, 2010.

On February 01, 2013, APSA received notice of the decision dated December 28, 2012, whereby the I Chamber of Appeals rejected the appeal lodged by the Company, confirming the ex officio determination of the AFIP, and imposed the judicial fees for both instances as per their generation, since there was contradictory case law. The Company appealed this decision before the Supreme Court of the Nation via the various procedural remedies available at law. On February 4, 2013, the Company filed an ordinary appeal against the Chamber’s decision and on February 19, 2013, it also filed an extraordinary appeal against the same judgment, both before the Supreme Court of the Nation.

The reasoning of the Chamber of Appeals’ decision did not modify the opinion of our external counsel in that the Company acted in accordance with law when deducting the interest, expenses and exchange differences in the indebtedness challenged by the State, and they still hold that there are good possibilities for the decision to be quashed, rendering without effect AFIP’s ex officio determination. For this reason, we have not made debt provisions in any of the fiscal years during which said negotiable obligations were in effect.

(ii)Within the course of this case’s proceedings, and particularly regarding payment of the litigation fees (tasa de justicia) before the TFN, on July 18, 2008, the Examining Officer ordered APSA to pay $ 10,447,705 Argentine Pesos (ThU.S.$2,124 at December 31, 2012) as payment of Tasa de Actuación (Litigation Fee) before the TFN. On August 14 2008, APSA filed a petition with the court requesting that this order be reconsidered, or in the alternative, rejected on the grounds that the requested amount was unreasonable. APSA provided evidence that it had paid $ 1,634,914 Argentine Pesos (ThU.S.$332 at December 31, 2012), considering that this was the actual amount due, pursuant to Law, for the Tasa de Actuación (Litigation Fee). On April 13, 2010, the First Courtroom of the CACAF denied APSA’s appeal. On April 26, 2011 APSA filed an ordinary appeal against the latter decree before the Supreme Court of the Justice, which was granted on February, 3, 2011. On June 23, 2011 the brief with the ordinary appeal was filed before the Supreme Court. On July, 14, 2011 the AFIP answered the petition of this brief. On May 8th, 2012, the Supreme Court ruled that the ordinary remedy was wrongly admitted, since the appealed sentence was not a final ruling. The case file was returned to Chamber I of the National Appeals Court of Adversarial Administrative Matters. On June 15th, 2012, APSA requested that the case be suspended until the substantial issues of the case were resolved, a request which was rejected by the CACAF on June 25th, 2012. On July 2, 2012, APSA filed a motion to reconsider, requesting that such ruling be rendered ineffective and the extraordinary proceeding be suspended until the substantial issues of the case were ruled on, also expressing that it still maintained its interest in the extraordinary remedy that was submitted. On August 21, 2012, APSA filed a presentation which expressed its interest to maintain the extraordinary appeal. Based on their analysis of the grounds underlying the appeal, APSA’s counsel has an optimistic view of the case.

2. On November 28, 2008, Alto Paraná S.A. (APSA) was notified of Resolution 212 issued by the Argentine Central Bank (BCRA) on November 19, 2008, by which the BCRA ordered Indictment No. 3991 questioning the timely liquidation of certain foreign currency.

With respect to APSA’s export proceeds. APSA responded to the charges in a timely and correct manner. Currently, the report is in Nº 8 Economic Criminal Court, 16 Secretariat.

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

Forestal Celco S.A.

1. On April 14, 2009, Forestal Celco S.A. was notified of a civil lawsuit filed by Mario Felipe Rojas Sepúlveda, on behalf of Víctor Adrián Gavilán Villarroel against Cooperativa Eléctrica de Chillán Limitada and against Forestal Celco S.A. The lawsuit aims to make both companies jointly and severally liable for compensation of alleged material damages suffered as a result of a fire that occurred on January 12, 2007 on the El Tablón county property, which belongs to Forestal Celco S.A.

On April 30, 2009 Forestal Celco S.A. filed dilatory exceptions, which pointed to some defects in the demand. The plaintiff rectified the defects, and the Company replied to the demand. On March 8, 2011 the Court issued the legal judgment of first instance rejecting the claim. On March 21, 2011, the plaintiff appealed against the first instance verdict. The Court of Appeals confirmed the Civil Court’s ruling. The plaintiff filed cassation appeals before the Supreme Court, and their decision is still pending. The Court of Appeals of Chillán rejected both appeals. Against the latter judgment, the plaintiff filed a cassation appeal on the merits and the form. The case was forwarded to its Excellence the Supreme Court. The Company appeared before the Court on October 11, 2012, under case file No. 7601-2012. The Court of Appeals of Chillán rejected both appeals. Against the latter judgment, the plaintiff filed a cassation appeal on the merits and the form. The case was forwarded to its Excellence the Supreme Court. The Company appeared before the Court on October 11, 2012, under case file No. 7601-2012.

2. On January 26, 2011, Forestal Celco S.A. was notified of a civil claim submitted by Mr. Hans Fritz Muller Knoop against Cooperativa Eléctrica de Chillán Limitada and Forestal Celco S.A., which seeks that both companies be condemned to pay (jointly and severally) an indemnity for the alleged material damages caused as a result of the spreading of a fire on January 12th, 2007, in the estate named “El Tablon”, owned by Forestal Celco S.A.

On January 10, 2012, the court ruled first instance verdict condemning both defendants to pay the plaintiff jointly. The deadline for challenge the judgment is still pending.

3. On September 26, 2005, in proceedings numbered 48,679-2006 of the Civil Court of Constitución, Forestal Celco S.A. submitted a claim against Forestal Constitución Ltda. and Vitelia Morán Sepúlveda and other 7 natural persons, with the goal of obtaining a ruling that acknowledges its sole ownership over the Lierecillo estate (1,126 hectares), formed by various property registrations, also seeking that the defendants be sentenced to jointly and severally pay $ 20,000,000 as well as a damage compensation for having harvested a portion of the aforementioned estate. On April 23, 2006, Mr. Adolfo Numi Velasco, acting on behalf of all the aforementioned natural persons, answered the claim requesting its rejection, arguing that his clients are the sole owners of the estate named “El Macaco”, also submitting a counterclaim with the purpose of demanding that Forestal Celco S.A. return the “El Macaco” estate, of 162.7 hectares, plus a damage compensation for the resulting damages, loss of profit and moral damage. On September 29, 2009, a first instance ruling was issued in favor of Forestal Celco S.A’s claim, only with regards to the declaration of ownership, rejecting all other aspects of that claim as well as the corresponding counterclaim. Currently, the case is being reviewed by the Court of Appeals of Talca, under court registration number 267-2012, for a ruling regarding the appeal submitted by the defendant, who is also a counterclaiming plaintiff. Since January 15th, 2013, the case file is being studied by the Court Rapporteur, prior to its presentation before the Court.

4. On September 11th, 2012, Forestal Celco S.A. was served with a voidance claim regarding the partition award and the purchase and sale agreement dated November 28th, 1994, referred to the property called “Loma Angosta”, ”, which occupy an area of 281,89 hectares, claim which also sued for damages. The lawsuit was filed by Julián Eduardo Rivas Alarcón, on behalf of Nimia del Carmen Álvarez Delgado, against Patricia del Carmen Muñoz Zamorano and Forestal Celco S.A. The lawsuit was filed before the Civil and Criminal Court of Quirihue, under docket number C-108-2012. On October 4th, 2012, Forestal Celco S.A. submitted before the court a relative incompetence defense. On October 10th, 2012, the other co-defendant also filed a defense arguing the Court’s relative incompetence. The Court’s decision on both defenses is currently pending. On October 4, 2012 Forestal Celco S.A. opposed dilatory exception of relative incompetence. Dated October 10, 2012, the other defendant also objected dilatory exception of lack of jurisdiction. Both exceptions are pending resolution by the Court.

5. On January 4, 2013, Forestal Celco S.A. was served process of a civil claim lodged by Sociedad de Transportes Juan y Joel Cea Cares y Compañía Limitada which seeks to terminate the document known as “General Framework Agreement” including damages allegedly brought by Forestal Celco S.A. On January 21, 2013, the Company lodged preliminary motions to amend the claim whose resolution is still pending (Case File No.C-180-2013 in the Civil Court of Constitución).

Bosques Arauco S.A.

1. On September 23, 2008, 28 workers submitted a lawsuit against their employer, Gama Services (which rendered services for Bosques Arauco S.A. subsidiary of Celulosa Arauco y Constitución S.A.), and Bosques Arauco S.A., for an alleged joint and several liability, requesting that the termination of their labor agreements be declared unjustified, demanding for the full payment of their social security and health benefits as well as the payment of severance for their years of service, dismissal notice, vacations, remunerations and extra hours. Said lawsuit was submitted before the 5th Labor Court of Santiago, under Docket number 780-2008, with an undetermined claimed amount.

On January 4, 2011, Bosques Arauco S.A. received the notice of the definitive first instance ruling against Gama Services, ordering the payment of all claimed compensations, including remuneration and social security and health benefits, until the validation of the dismissal or until the ruling has been executed. Simultaneously, the ruling requires that the Company and its subsidiaries jointly and severally, pay the requested compensations, –excluding social security payments, through the day of the dismissal. The lawsuit was concluded with a favorable decision in favor of the plaintiff. The proceeding was ended pursuant to a termination agreement between the parties.

2. On November 17, 2003, Bosques Arauco S.A., an affiliate of Celulosa Arauco y Constitución S.A., was notified of a property restitution claim brought by Ms. Celmira Maria Curin Tromo, whom requested the restitution of certain real estate, its profits and damages in a Special Indigenous Lawsuit, claiming that she is the sole and exclusive owner of the 5.5 hectares of land, which would have been occupied materially by Bosques Arauco S.A., in blatant disregard of her property interest. On September 6, 2008, the first instance decision was issued, denying the claim. The decision was appealed and the Corte de Apelaciones de Temuco (High Court of Appeals of Temuco) overturned the decision on January 6, 2009, finding in favor of the plaintiff with regard to every portion of the claim and ordering the restitution of the land, along with all profits and damages caused by Bosques Arauco S.A. to the land, the assessment of which was deferred to the decision’s execution phase.

On October 28, 2009, the plaintiff requested the execution of the ruling with notice to the defendant. Aside from the restitution of the property and its products, and compensation for the alleged moral harm personally experienced for her. After being notified of the request, Bosques Arauco S.A., in turn, requested that this request be nullified on the ground that the alleged harm and suffering was not an issue in the judicial proceedings and, therefore no judgment on a condemn in that sense. This application has not yet been resolved by the court.

3. On August 13, 2012, Bosques Arauco S.A. was served with a suit which sought damages. This claim was filed by Cooperativa Campesina Mundo Nuevo Limitado, and regards the forests which exist in Fundo Mundo Nuevo. This suit was filed before the Civil Court of Curanilahue, and its docket number is 208-2012. On August 22, 2012, Bosques Arauco S.A. opposed dilatory exceptions of relative incompetence an ineptitude of libel. The Court declined jurisdiction, resolution is final and enforceable. In therefore this trial, to the Court, is over.

Aserraderos Arauco S.A.

On April 29, 2004, Aserraderos Arauco S.A. was served a breach of contract plus damages claim filed by Ingeniería y Construcciones Ralco Ltda. This claim was submitted before the 2nd Civil Court of Concepción, Docket number 3218-2003.
The plaintiff argued that the contracts entered into with sawmill administrators blind Aserradores Arauco S.A., as considering that between that and Aserraderos Arauco S.A. would be a tacit mandate management, the administrator was acting on behalf and risk of Aserraderos Arauco S.A., entity that ultimately assumed the risks of the business.

There have been no actions for over a year and it is currently archived.

Forestal Cholguán S.A.

1.On December 12, 2010, the company Sociedad Forestal Cholguán S.A. was notified of a boundaries and site fencing claim, submitted by Banfactor Servicios Financieros Limitada’s Receiver before the 30th Civil Court of Santiago, file number 12,825-2010, labelled “Banfactor Servicios Financieros Limitada and Forestal Cholguán S.A.”, which seeks to set the boundaries and site fencing between the neighboring property owned by Forestal Cholguán S.A., named Hacienda Canteras, and a estate named “Fundo Roma”. An expert determined that there is not any land adjoining called “Fundo Roma”, finding Hacienda Canteras perimeter closed and demarcated for many years. Within the context of these same proceedings, on December, 2010, the Court issued a cautionary injunctive measure prohibiting the execution of acts or agreements regarding the lumber and forest products located within “Fundo Roma”. On April 3, 2012, the court issued a decision rejecting the claim; the ruling was appealed by the plaintiff and the third adjuvant (Banco del Desarrollo). On April 13, 2012 Forestal Cholguán S.A. filed a request to lift the preliminary injunction, which was rejected by the Court, because of that, the company appealed again. Both appeals are still pending and will jointly view.

Forestal Valdivia S.A.

1. On October 26th, 2012, Forestal Valdivia S.A. – a subsidiary of Celulosa Arauco y Constitución S.A. was sued for recovery of real property. The aforesaid suit was filed by the community of heirs left after the death of Mrs. Julia Figueroa Oliveiro, which occurred over 60 years ago. That application was lodged with the Civil Court of Loncoche, Docket Number 79-2012, the lawsuit demanded the recovery and restitution of two estates, with their products and improvements, arguing that the abovementioned community of heirs is the sole and exclusive owner of two real states whose total surface amounts to 1,210 hectares, which would allegedly be occupied by Forestal Valdivia S.A. without any title whatsoever. On November 19, 2012, Forestal Valdivia S.A.opposed before the court dilatory exceptions of relative incompetence and ineptitude of libel, which are still pending of resolution.

Inversiones Arauco Internacional Ltda.

1. On May 5, 2011, the Chilean Internal Revenue Service (“Chilean IRS”) issued liquidations N° 7 and 8 to Inversiones Arauco Internacional Ltda., objecting the reasonableness and necessity that a compensation payment made by the Company under the framework of partnership and participation in Forestal Cono Sur S.A. of Uruguay, is regarded as a deductible expense.

On May 4, 2012, the Company presented a claim to the Tax Court against liquidations No. 7 and 8. Currently, the claim is not yet provided.

At the end of each reporting period there are no other contingencies that might significantly affect the Company’s financial, position or results of operations.

Current/Non-current provisions as of December 31, 2012 and 2011 are as follow:

Classes of Provisions	12-31-2012 ThU.S.$	12-31-2011 ThU.S.$
Provisions, Current	8,875	8,607
Provisions for litigations	8,875	8,405
Other provisions	—	202
Provisions, non-Current	13,281	9,688
Provisions for litigations	4,671	6,702
Other provisions	8,610	2,986

Total Provisions	22,156	18,295

	12-31-2012
Movements in Provisions	Litigations ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	15,107	3,188	18,295
Changes in provisions
Increase in existing provisions	2,604	—	2,604
Used provisions	(1,098)	(202)	(1,300)
Increase (decrease) in foreign currency exchange	(1,539)	—	(1,539)
Other Increases (Decreases)	(1,528)	5,624	4,096
Total Changes	(1,561)	5,422	3,861
Closing balance	13,546	8,610	22,156

	12-31-2011
Movements in Provisions	Litigations ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	13,451	—	13,451
Changes in provisions
Increase in existing provisions	4,183	218	4,401
Used provisions	(520)	—	(520)
unused provision reversed	(533)	—	(533)
Increase (decrease) in foreign currency exchange	(1,473)	—	(1,473)
Other Increases (Decreases)	(1)	2,970	2,969
Total Changes	1,656	3,188	4,844
Closing balance	15,107	3,188	18,295

Provisions for litigations are for labor and tax claims whose payment period is uncertain.

Other provisions include the liability recognition for investments with net asset deficiency at the end of the reporting period.

NOTE 19.	INTANGIBLE ASSETS

The table below sets forth intangible assets as of December 31, 2012 and 2011:

Classes of Intangible Assets, Net	12-31-2012 ThU.S.$	12-31-2011 ThU.S.$
Intangible assets, net	22,311	17,609
Computer software	12,391	9,217
Water rigths	5,114	5,811
Other identifiable intangible assets	4,806	2,581
Classes of intangible Assets, Gross	45,702	38,547
Computer software	35,782	30,155
Water rigths	5,114	5,811
Other identifiable intangible assets	4,806	2,581
Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(23,391)	(20,938)
Accumulated amortization and impairment, intangible assets	(23,391)	(20,938)
Computer software	(23,391)	(20,938)

Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	12-31-2012
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rigths ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	9,217	5,811	2,581	17,609
Changes
Additions	6,422	—	2,201	8,623
Disposals	(347)	(773)	—	(1,120)
Amortization	(2,779)	—	—	(2,779)
Increase (decrease) in foreign currency conversion	(123)	—	(17)	(140)
Others Increases (Decreases)	1	76	41	118
Changes Total	3,174	(697)	2,225	4,702
Closing Balance	12,391	5,114	4,806	22,311

	12-31-2011
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rigths ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	4,054	5,777	1,296	11,127
Changes
Additions	6,289	22	1,308	7,619
Amortization	(1,897)	—	—	(1,897)
Increase (decrease) in foreign currency conversion	771	12	(23)	760
Changes Total	5,163	34	1,285	6,482
Closing Balance	9,217	5,811	2,581	17,609

		Minimun life	Maximum life
Computer Software	Years	3	16

The amortization of computer software is presented in the Consolidated Statements of Income line item Administrative Expenses.

NOTE 20.	BIOLOGICAL ASSETS

Biological assets comprise of plantations forestry, of mainly radiata and taeda pine, and to a lower extent of eucalyptus. The plantations are located in Chile, Argentina, and Brazil, with a total surface of 1.6 million hectares, out of which 961 thousand hectares are used for forestry planting, 391 thousand hectares are native forest, 148 thousand hectares are used for other purposes and 60 thousand hectares not yet planted.

As of December 31, 2012, the production volume of logs totaled 18.7 million cubic meters (18.4 million cubic meters as of December 31, 2011).

The main considerations in determining the fair value of biological assets include the following:

•	Arauco uses the discounted expected future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

•	Current plantations forestry are current expectations total volume does not decrease, with a minimum equal to the current supply demand.

•	Future plantations are not considered.

•

The harvest of plantations forestry supplies raw material for all other products that Arauco produces and sells. By directly controlling the development of forests that will be processed, Arauco ensures to itself, high quality timber for each of its products.

•

Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s owned industrial centers and sales to third parties at market prices. Sales margin is also considered in the valuation of the different products that are harvested in the forest. Any changes in the fair value of the plantations are recognized in profit or loss in the line item other income within the statement of income. Changes in fair value of biological assets were ThUS$231,763, ThUS$229,889 and ThUS$221,501, for the years ended December 31, 2012, 2011 and 2010, respectively. As a result of measuring biological assets at its fair value a higher cost of sales of ThUS$239,403, ThUS$253,019 and ThUS$200,320 was recognized for the years ended December 31, 2012, 2011 and 2010 resulting from the difference between the cost of wood at fair value versus actual cost incurred.

•	Plantations forestry are harvested according to the needs of Arauco’s production plants.

•	The discount rates used are 8% in Chile, 12% in Argentina and 8% in Brazil.

•	It is expected that prices of harvested timber are constant in real terms based on market prices.

•	Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

•	The average crop age by species and country is:

	Chile	Argentina	Brazil
Pine	24	15	15
Eucalyptus	12	10	7

The following table sets forth changes in fair value of biological assets considering variations in significant assumptions considered in calculating the fair value of the assets:

		ThU.S.$
Discount rate	0.5	(121,373)
	-0.5	128,185
Margins (%)	10	404,854
	-10	(404,854)

Differences in valuation of biological assets, in the discount rate and in the margins are recognized in the Statement of Income under line items “other income” and “other expenses”, as appropriate.

Plantations forestry classified as current Biological assets are those to be harvested and sold within twelve months after the reporting period.

The Company has contracted fire insurance policies for its plantations forestry, which in conjunction with company resources and efficient protection measures for these forestry assets allow financial and operational risks to be minimized.

Uruguay

Arauco owns biological assets in Uruguay through a joint venture with Stora Enso, which is accounted for in these consolidated financial statements under the equity method (see Note 16).

As of December 31, 2012, Arauco’s investment in Uruguay represented a total of 135 thousand hectares, out of which 78 thousand hectares are allocated to plantations, 6 thousand hectares to native forest, 45 thousand hectares for other uses, and 6 thousand hectares for planting.

Detail of Biological Assets Pledged as Security

There is no forestry plantations pledged as security, except for those owned by Forestal Río Grande S.A. (affiliate of Fondo de Inversiones Bio Bio, a special purpose entity). In October 2006, Forestal Río Grande S.A. has pledged its forestry plantations with prohibition to sell and encumber them to secure its liabilities with JPMorgan and Arauco.

As of December 31, 2012, the fair value of these forests was ThU.S.$2,394 (ThU.S.$9,322 as of December 31, 2011).

Detail of Biological Assets with Restricted Ownership

As of the date of these consolidated financial statements, there are no biological assets with restricted ownership.

No significant government grants have been received.

As of the date of these Financial Statements, the Current and Non-current biological assets are as follows:

	12-31-2012	12-31-2011
	ThU.S.$	ThU.S.$
Current	252,744	281,418
Non-current	3,473,442	3,463,166
Total	3,726,186	3,744,584

Reconciliation of carrying amount of biological assets

Movement	12-31-2012 ThU.S.$
Opening Balance	3,744,584
Changes in Biological Assets
Additions	122,595
Decreases due to Sales	(5,548)
Decreases due to Harvest	(330,947)
Gain (losses) arising from changes in fair value less costs to sale	231,763
Increases (decreases) in Foreign Currency Translation	(34,553)
Loss of forest due to fires	(3,388)
Other Increases (decreases)	1,680

Total Changes	(18,398)

Closing Balance	3,726,186

Movement	12-31-2011 ThU.S.$
Opening Balance	3,790,958
Changes in Biological Assets
Additions	145,867
Decreases due to Sales	(1,287)
Decreases due to Harvest	(346,423)
Gain (Loss) of Changes in Fair Value, less estimated Costs at Point of Sale	229,889
Increases (decreases) in Foreign Currency Translation	(56,403)
Loss of forest due to fires	(16,897)
Other Increases (decreases)	(1,120)

Total Changes	(46,374)

Closing Balance	3,744,584

As of the date of these consolidated financial statements, there are no disbursements related to the acquisition of biological assets.

NOTE 21.	ENVIRONMENT

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

Detail information of disbursements related to environmental

On December 31, 2012 and 2011, Arauco has made and / or has committed the following disbursements by major environmental projects:

Environment Related Disbursement Information

As of December 31, 2012 and 2011, Arauco made the following disbursements related to its main environmental projects:

	12/31/2012	Disbursements undertaken 2012				Committed Disbursements
Company	Name of project	State of project	Amount ThU.S.$	Asset Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Arauco Do Brasil S.A.	Environmental improvement studies	In process	393	Assets	Property, plant and equipment	4,888	2013
Arauco Do Brasil S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	0	Assets	Property, plant and equipment	354	2013
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	2,109	Assets	Property, plant and equipment	4,971	2013
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	1,400	Assets	Property, plant and equipment	1,264	2013
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	3,339	Assets	Property, plant and equipment	1,798	2013
Celulosa Arauco Y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	2,402	Assets	Property, plant and equipment	0	2012
Alto Parana S.A.	Construction emissary	In process	47	Assets	Property, plant and equipment	766	2013
Alto Parana S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	792	Assets	Property, plant and equipment	1,936	2013
Alto Parana S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	4,202	Assets	Property, plant and equipment	645	2013
Paneles Arauco S.A.	Environmental improvement studies	In process	168	Assets	Property, plant and equipment	34	2013
Paneles Arauco S.A.	Environmental improvement studies	In process	1,046	Expense	Administration expenses	329	2013
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	148	Assets	Property, plant and equipment	0	2012
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,731	Expense	Operating cost	1,835	2013
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	362	Expense	Administration expenses	390	2013
Forestal Celco S.A.	Environmental improvement studies	In process	687	Expense	Administration expenses	484	2013
Forestal Valdivia S.A.	Environmental improvement studies	In process	177	Expense	Administration expenses	100	2013

		TOTAL	19,003			19,794

	12/31/2011	Disbursements undertaken 2011				Committed Disbursements
Company	Name of Project	State of Project	Amount ThU.S.$	Asset Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Arauco Do Brasil S.A.	Environmental improvement studies	In process	4,721	Asset	Property, plant and equipment	6,244	2012
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	Finished	54	Asset	Property, plant and equipment	—	—
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	1,744	Asset	Property, plant and equipment	3,506	2012
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	Finished	132	Asset	Property, plant and equipment	—	—
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	1,832	Asset	Property, plant and equipment	590	2012
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	Finished	1,965	Asset	Property, plant and equipment	—	—
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	1,711	Asset	Property, plant and equipment	4,344	2012
Celulosa Arauco Y Constitucion S.A.	Construction of Outlets	Finished	330	Asset	Property, plant and equipment	—	—
Celulosa Arauco Y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	3,583	Asset	Property, plant and equipment	2,426	2012
Alto Parana S.A.	Construccion Emisario	In process	39	Asset	Property, plant and equipment	774	2012
Alto Parana S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	2	Asset	Property, plant and equipment	2,606	2012
Paneles Arauco S.A.	Environmental improvement studies	In process	247	Asset	Property, plant and equipment	546	2012
Paneles Arauco S.A.	Environmental improvement studies	In process	1,416	Expense	Administration expenses	1,976	2012
Paneles Arauco S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	474	Asset	Property, plant and equipment	257	2012
Paneles Arauco S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	3,288	Asset	Operating cost	2,510	2012
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	390	Expense	Administration expenses	400	2012
Forestal Celco S.A.	Environmental improvement studies	Finished	853	Asset	Property, plant and equipment	—	—
Forestal Celco S.A.	Environmental improvement studies	In process	407	Expense	Administration expenses	552	2012
Forestal Valdivia S.A.	Environmental improvement studies	In process	244	Expense	Administration expenses	126	2012

		TOTAL	23,432			26,857

NOTE 22.	NON-CURRENT ASSETS HELD FOR SALE

As a result of decreases in demand for saw timber products due to the economic downturn in years 2008 and 2009, Arauco’s Management decided in December, 2010 to permanently close the following sawmills: La Araucana, Escuadrón, Lomas Coloradas, Coelemu and the remanufacturing plant Lomas Coloradas. Property, plant and equipment related to these facilities were classified held for sale. As of December 31, 2011, Arauco remains committed to its plan to sell these assets, although the completion of these sales have been delayed more than expected as the Company is seeking for more favorable offers.

The following table sets forth information on the main types of non-current assets held for sale:

	12-31-2012 ThU.S.$	12-31-2011 ThU.S.$
Land	5,011	5,011
Buildings	5,739	5,739
Property, plant and equipment	2,860	4,543
Total	13,610	15,293

A loss of ThUS$1,322 related to remeasurement of non-current assets held for sale was recognized for the year ended December 31, 2012.

NOTE 23.	FINANCIAL INSTRUMENTS

Classification

The following table sets forth the fair value of financial assets and financial liabilities as compare with the carrying amount as of December 31, 2012 and 2011.

Financial Instruments	December 2012		December 2011
Thousands of dollars	Carrying amount	Fair Value	Carrying amount	Fair Value
Assets Current and non Current

Fair value through profit or loss (held for trading)	180,558	180,558	155,751	155,751
Interest Rate Swaps	—	—	—	—
Forward	—	—	—	—
Mutual funds (2)	180,558	180,558	155,751	155,751
Hedging instruments	60,333	60,333	24,650	24,650
Swap foreign exchange (*)	60,333	60,333	24,650	24,650
Loans and Accounts Receivables	1,183,327	1,183,327	978,077	978,077
Cash and cash equivalents	215,158	215,158	160,150	160,150
Cash	63,359	63,359	31,624	31,624
Time deposits	151,799	151,799	128,526	128,526
Accounts Receivables (net)	837,746	837,746	747,748	747,748
Trades and other receivables	634,752	634,752	639,761	639,761
Lease receivable	2,871	2,871	5,841	5,841
Other receivables	200,123	200,123	102,146	102,146
Accounts receivable from related parties	130,423	130,423	70,179	70,179
Other Financial Assets	2,029	2,029	1,162	1,162

Financial Liabilities, Total	4,914,282	5,152,621	3,719,321	3,924,975
Financial Liabilities at amortized cost (3)	4,899,873	5,138,212	3,689,965	3,895,619
Bonds issued denominated in U.S. dollars	2,487,236	2,712,585	1,985,244	2,186,270
Bonds issued denominated in U.F. (4)	930,607	949,141	634,670	653,561
Banck Loans in Dollars and others	840,373	840,681	574,665	561,476
currencies	86,246	80,394	18,676	17,602
Financial Leasing (**)	56,052	56,052	69,852	69,852
Trades and other Payables	490,191	490,191	397,073	397,073
Accounts payable to related parties	9,168	9,168	9,785	9,785
Financial liabilities at fair value through profit or loss	14,409	14,409	29,356	29,356
Interest Rate Swaps	1,070	1,070	3,612	3,612
Hedging instruments	13,339	13,339	25,744	25,744
Swap (*)	12,694	12,694	24,835	24,835
Forward	645	645	909	909

(*)	At December 31, 2011 includes revise of ThUS $ 24,650 corresponding to presentation of hedging derivative contracts (See Note 5)
(**)	At December 31, 2011 includes revise of ThUS $ 69,806 corresponding to lease contracts (See Note 5)

(1)	Assets measured at fair value through profit or loss other than mutual funds classified as cash equivalents, are presented in the line item “other financial assets” in the consolidated statement of financial position.
(2)	Although mutual funds are measured at fair value through profit or loss for purposes of the consolidated statement of financial position mutual funds are classified as “Cash and cash equivalents” due to the are highly liquid short term investment.
(3)	Financial liabilities measured at amortized cost, other than “Trade and other payables” and derivatives are presented in the consolidated statement of financial position in the line item “Other financial liabilities” as current and non-current based on their maturity.
(4)	The Unidad de Fomento (“UF”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index.

Valuation techniques and assumptions applied for the purpose of measuring fair value

The carrying amount of trade and other receivables, trade and others payables, accounts payables related parties, cash and cash equivalents, and other financial assets and liabilities approximate their fair value due to the short-term nature of such instruments, and, in the case of trade and other receivables, due to the fact that any loss resulting from its recoverability is already reflected in the provision for impairment losses.

The fair value of non-derivative financial assets and financial liabilities that are not traded in active markets is an estimated through the use of discounted cash flows that are calculated over market variables that are observable at the date of the financial statements.

The fair values of bonds issued were determined with reference to quoted market prices as they have standard terms and conditions and traded on an active liquid market.

The fair value of bank borrowings were determined based on discounted cash flow analysis, applying the corresponding discount yield curves to the remaining term to maturity.

The following table sets forth the current portion of the non-current bank borrowings and debt issued as of December 31, 2012 and 2011

	December 2012 ThU.S.$	December 2011 ThU.S.$
Bank borrowings - current portion	91,652	85,124
Bonds issued - current portion	395,453	58,607
Total	487,105	143,731

FINANCIAL COVENANTS

The following table shows the compliance with financial covenants (debt to equity ratio) required by domestic bond indentures:

	December 2012 ThU.S.$	December 2011 ThU.S.$
Financial debt, current	806,899	244,471
Financial debt, non-current	3,593,615	3,038,636
Other debt guaranteed by Arauco	555,940	167,450
Total	4,956,454	3,450,557
Cash and cash equivalent	(395,716)	(315,901)
Net financial debt	4,560,738	3,134,656
Non-controlling interests	74,437	90,543
Equity attributable to owners of parent	6,891,322	6,939,607
Total equity	6,965,759	7,030,150

Debt to equity ratio	0.65	0.45

The following table sets forth reconciliation between the financial liabilities and the statement of financial position as of as of December 31, 2012 and 2011:

		December 2012
Thousands of dollars	Current	Non Current	Total
Bonds obligations	372,800	3,045,043	3,417,843
Bank borrowings	413,610	513,009	926,619
Financial Leasing	20,489	35,563	56,052
Swap and Forward	1,715	12,694	14,409
Other Financial Liabilities	808,614	3,606,309	4,414,923

Trades and Other Payables	490,191	—	490,191
Related party payables	9,168	—	9,168
Accounts Payable, Total	499,359	—	499,359

Financial Liabilities, Total	1,307,973	3,606,309	4,914,282

		December 2011
Thousands of dollars	Current	Non Current	Total
Bonds obligations	58,607	2,561,307	2,619,914
Bank borrowings	185,818	407,523	593,341
Financial Leasing	46	69,806	69,852
Swap and Forward	4,521	24,835	29,356
Other Financial Liabilities	248,992	3,063,471	3,312,463

Trades and Other Payables	397,073	—	397,073
Related party payables	9,785	—	9,785
Accounts Payable, Total	406,858	—	406,858

Financial Liabilities, Total	655,850	3,063,471	3,719,321

FINANCIAL ASSETS

Financial Assets Measured at Fair Value through Profit or Loss (Held for Trading)

Financial assets measure at fair value through profit or loss are financial assets held for trading. Financial assets classified in this category are mainly acquired for sale in the short term. Derivatives are also classified as trading unless they are designated and effective as hedging instruments. Assets in this category are classified as current assets and are recorded at fair value with changes in value recognized profit or loss. These financial assets are held with the objective of maintaining adequate liquidity levels to meet the Arauco’s obligations.

The following table details Arauco’s financial assets measure at fair value through profit or loss:

	December 2012 ThU.S.$	December 2011 ThU.S.$	Period Variation

Fair value through profit or loss (held for trading)	180,558	155,751	16%
Mutual Funds	180,558	155,751	16%

Mutual Funds:

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in Chilean Pesos or in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted by Arauco’s Investment Policy.

The following table sets forth the risk classification of mutual funds as of December 31, 2012 and 2011

	2012 Th.U.S.$	2011 Th.U.S.$
AAAfm	180,318	155,246
AAfm	240	505
Total Mutual Funds	180,558	155,751

Hedging Instruments

As of December 31, 2012, Arauco has certain derivatives designated as hedging instruments for cash flow hedge purposes. Specifically, Arauco has designated cross currency swaps as hedging instruments whose fair value as of December 31, 2012 was ThU.S.$60,333 for those in an asset position and ThU.S.$12,694 for those in a liability position, which are presented in the consolidated statements of financial position in the line items “other non-current financial assets” and “other non-current financial liabilities”, respectively. Also, Arauco has designated foreign exchange forwards as hedging instruments whose fair value was ThU.S.$645, which is presented in the consolidated statements of financial position in the line item other current financial assets. Changes in fair value during the period have been recognized in other comprehensive income and have been accumulated in equity.

Nature of Risk

Arauco is exposed to the risk of variability in cash flows from changes in foreign exchange rates, mainly due to balances of assets denominated in U.S. Dollars and liabilities denominated in UF (obligations to the public), which causes mismatches that could affect operating results.

Information on Swaps Designated as Hedging Instruments

Swaps hedging Bonds Serie H

Hedged Item

In March 2009, Arauco issued Bonds Serie H for total of U.F. 2,000,000 at an annual interest rate of 2.25% payable semi-annually (in March and September of each year). In order to mitigate the risk of variability of cash flows from changes in the exchange rate, Arauco entered into two cross-currency swaps that fully hedge the total amount of the bond issued:

Hedging instrument

Contract 1: Arauco receives semi-annual interest (in March and September of each year) based on a notional amount of 1,000,000 UF at a 2.25% annual interest rate, and pays semi-annual interest (in March and September of each year) based on a notional amount of US$ 35.7 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 4.99%. The swap matures on March 1, 2014. The fair value of the swap was ThU.S.$9,726 as of December 31, 2012.

Contract 2: Arauco receives semi-annual interest (in March and September of each year) based on a notional amount of 1,000,000 UF at an annual interest rate of 2.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$35.28 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 4.94%. The swap matures on March 1, 2014. The fair value of the swap was ThU.S.$10,199 as of December 31, 2012.

Based on its test of effectiveness, Arauco determined that the hedging instrument is highly effective to offset the variability in cash flows of the hedged item from changes in the exchange rate.

Swaps Hedging Bond Series F

Hedged Item

In November 2008 and March 2009, Arauco issued Bond Series F for a total of 7,000,000 UF at an annual interest rate of 4.25% payable semi-annually. In order to mitigate the risk of variability in cash flows from changes in the exchange rate, Arauco entered into four cross-currency swap contracts that fully hedge the total amount of the bond issued.

Hedging instrument

Contract 1: Arauco receives semi-annual interest payments (in April and October of each year) based on a notional amount of 1,000,000 UF at an annual interest rate of 4.25%, and pays semi-annual interest (in April and October of each year) based on a notional amount of U.S.$38.38 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.86%. This contract matures on October 30, 2014. The fair value of this swap was ThU.S.$6,923 as of December 31, 2012.

Contract 2: Arauco receives semi-annual interest payments (in April and October of each year) based on a notional amount of 1,000,000 UF at an annual interest rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$37.98 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.79%. This contract matures on April 30, 2014. The fair value of this swap was ThU.S.$7,413 as of December 31, 2012.

Contract 3: Arauco receives semi-annual interest payments (in April and October of each year) based on a notional amount of 1,000,000 UF at an annual interest rate of 4.25%, and pays semi-annual interest (in April and October of each year) based on a notional amount of U.S.$37.98 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.8%. This contract matures on October 30, 2014. The fair value of this swap was ThU.S.$8,057 as of December 31, 2012.

Contract 4: Arauco receives semi-annual interest payments (in April and October of each year) based on a notional amount of 1,000,000 UF at an annual interest rate of 4.25%, and pays semi-annual interest (in April and October of each year) based on a notional amount of U.S.$37.62 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.79%. This contract matures on October 30, 2014. The fair value of this swap was ThU.S.$7,813 as of December 31, 2012.

Contract 5: Arauco receives semi-annual interest payments (in April and October of each year) based on a notional amount of 1,000,000 UF at an annual interest rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$38.42 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.62%. This contract matures on October 30, 2014. The fair value of this swap was ThU.S.$7,056 as of December 31, 2012.

Contract 6: Arauco receives semi-annual interest payments (in April and October of each year) based on a notional amount of UF 1,000,000 at an annual interest rate of 4.25%, and pays semi-annual interest (in April and October of each year) based on a notional amount of U.S.$43.62 million (equivalent to UF 1,000,000 at the closing exchange rate of the contract) at an annual interest rate of 5.29%. This contract matures on October 30, 2021. The fair value of this swap was ThU.S.$0,148 as of December 31, 2012.

Contract 7: Arauco receives semi-annual interest payments (In April and October of each year) based on a notional amount of UF 1,000,000 at an annual interest rate of 4.25%, and pays semi-annual interest (In April and October of each year) based on a notional amount of U.S.$43.62 million (equivalent to UF 1,000,000 at the closing exchange rate of the contract) at an annual interest rate of 5.23%. This contract matures on October 30, 2021. The fair value of this swap is ThU.S.$0.362 as of December 31, 2012.

Based on its test of effectiveness, Arauco determined that the hedging instrument is highly effective to offset the variability in cash flows of the hedged item from changes in the exchange rate.

Swaps Hedging Bond Series J

Hedged Item

In September 2010, Arauco issued bond series J for a total of 5,000,000 UF at an annual interest rate of 3.25% payable semi-annually. In order to mitigate the risk of variability in cash flows from changes in the exchange rate, Arauco entered into five cross-currency swap contracts that fully cover the total amount of the bond issued:

Hedging instrument

Contract 1: Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual interest rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$ 42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.20%. This contract matures on September 1, 2020. The fair value of this swap is ThU.S.$ (2,451) as of December 31, 2012.

Contract 2: Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual interest rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$ 42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.20%. This contract matures on September 1, 2020. The fair value of this swap is ThU.S.$ (2,451) as of December 31, 2012.

Contract 3: Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual interest rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$ 42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.25%. This contract matures on September 1, 2020. The fair value of this swap is ThU.S.$ (2,615) as of December 31, 2012.

Contract 4: Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual interest rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$ 42.87 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.17%. This contract matures on September 1, 2020. The fair value of this swap is ThU.S.$ (2,363) as of December 31, 2012.

Contract 5: Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual interest rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.09%. This contract matures on September 1, 2020. The fair value of this swap is ThU.S.$ (2,091) as of December 31, 2012.

Based on its test of effectiveness, Arauco determined that the hedging instrument is highly effective to offset the variability in cash flows of the hedged item from changes in the exchange rate

Swaps Hedging Bond Series E

Hedged Item

In November 2008 Arauco issued bond series E for a total of UF 1,000,000, at an annual interest rate 4.00%, payable semi-annually. In order to mitigate the risk of variability in cash flows from changes in the exchange rate, Arauco entered into a cross-currency swap, which fully covered the amount of the bond issued:

Hedging instrument

Contract 1: Arauco receives semi-annual interests (In April and October) based on a notional amount of UF 1,000,000 at an annual interest rate of 4.00% annually, and pays semi-annual interests (In April and October) based on a notional amount of U.S.$ 43.28 million (equivalent to UF 1,000,000 at the closing exchange rate of the contract) at an annual interest rate of 3.36%. This contract matures on October 30, 2014. The fair value of this swap is ThU.S.$ 2,491 as of December 31, 2012.

Based on its test of effectiveness, Arauco determined that the hedging instrument is highly effective to offset the variability in cash flows of the hedged item from changes in the exchange rate.

Swaps Hedging Bond Series P

Hedged Item

In April 2012, Arauco issued bond series P for a total of 5,000,000 UF at an annual interest rate of 4.00% payable semi-annually. In order to mitigate the risk of variability in cash flows from changes in the exchange rate, Arauco entered into four cross-currency swaps that partially cover amount of the bond issued:

Hedging instrument

Contract 1: Arauco receives semi-annual interest payments (in May and November) based on a notional amount of 1,000,000 UF at an annual interest rate of 3.96%, and pays semi-annual interest (in May and November) based on a notional amount of U.S.$ 46.47 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 4.39%. This contract matures on November 15, 2021. The fair value of this swap is ThU.S.$ (0.723) as December 31, 2012.

Contract 2: Arauco receives semi-annual interest (May and November) based on a notional amount of UF 1,000,000 at an annual interest rate of 3.96%, and pay semiannual interest (May and November) based on a notional amount of U.S.$ 47.16 million (equivalent to UF 1,000,000 at the year-end exchange rate) at an annual interest rate of 3.97%. This contract matures on November 15, 2021. The fair value is ThU.S.$ 0.146 at December 31, 2012.

Based on its test of effectiveness, Arauco determined that the hedging instrument is highly effective to offset the variability in cash flows of the hedged item from changes in the exchange rate.

Hedging Strategy

Considering that Arauco has a high percentage of assets denominated in U.S. Dollars (its functional currency), it is exposed to the risk of exchange rate as it has bonds issued denominated in U.F. (Chilean inflation-indexed, peso-denominated monetary unit). The objective of entering into cross currency swaps is to hedge the variability in cash flows for the U.F. exchange rate, exchanging the cash flows from the bonds issued denominated in U.F., with cash flows in U.S. Dollar at a fixed exchange rate determined at inception of the cross currency swaps.

The table below sets forth summarized information of the fair value of the hedging instruments as of December 31, 2012:

Company	Coverage Type	Risk	Classification	Type	Instrument	Fair value ThU.S.$	Type
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - E	2,491	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - F	6,923	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - F	7,413	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - F	7,813	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - F	8,057	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - F	7,056	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - F	148	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - F	362	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - H	10,199	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - H	9,726	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - J	(2,451)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - J	(2,451)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - J	(2,615)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - J	(2,363)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - J	(2,091)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU -P	(723)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU -P	145	Forward
Arauco Colombia S.A.	Cash flow	Exchange rate	Financial Liabilities	Forward	Forward Colombian Peso	(456)	Forward
Arauco Colombia S.A.	Cash flow	Exchange rate	Financial Liabilities	Forward	Forward Colombian Peso	(189)	Forward

Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. In the consolidated statements of financial position they are included in line items “Cash and cash equivalents” (certain components of cash and cash equivalents), “Trade and Other Current/Non-Current Receivables” and “Accounts receivable from related parties”.

Loans and receivables are measured at amortized cost using the effective interest rate method and are tested for impairment. Financial assets that are classified as loans and receivables are: cash and cash-equivalents, time deposits, repurchase agreements, trade and other current/non-current receivables, and account receivables from related parties.

	December 2012 ThU.S.$	December 2011 ThU.S.$
Loans and Receivables	1,052,904	907,898
Cash and cash equivalents	215,158	160,150
Cash	63,359	31,624
Time Deposits	151,799	128,526
Trade and other receivables	837,746	747,748
Trades and Other receivables	637,623	645,602
Other receivables	200,123	102,146
Accounts receivable from related parties	130,423	70,179

Cash and Cash Equivalents: Includes cash on hand, bank checking accounts balances and time deposits. They are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

The following table sets forth the cash and cash equivalents balances classified by currency as of December 31, 2012 2011.

	12-31-2012 ThU.S.$	12-31-2011 ThU.S.$

Cash and Cash Equivalents	395,716	315,901
US Dollar	325,340	196,546
Euro	1,867	58,328
Other currencies	46,080	47,410
Chilean pesos	22,429	13,617

Time Deposits and Repurchase Agreements:

The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are authorized by Arauco’s Investment Policy, which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Trades and Other Receivables: These represent enforceable rights for Arauco resulting from the normal course of the business.

Other Receivables: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

The provision for doubtful accounts is presented as a deduction of trade and other receivables. The provision for doubtful accounts is established when there is objective evidence that Arauco will not receive payments under the original sale terms. Provisions are made when the customer is a party to a bankruptcy court agreement or cessation of payments, and are written-off when Arauco has exhausted all levels of recovery of debt in a reasonable time.

Accounts receivable from related parties: Represent enforceable rights for Arauco generated in the ordinary course of business, calling it normal to the line of business, activity or purpose of the operation and financing, in which Arauco owns a non-controlling interest in the ownership of the counterparty.

The following table sets forth trade and other current/non-current receivables classified by currencies as of December 31, 2012 and 2011.

	12-31-2012 ThU.S.$	12-31-2011 ThU.S.$
Trades and other current receivables	825,869	740,416
US Dollar	520,803	500,790
Euros	26,711	25,800
Other currencies	113,856	127,871
Chilean pesos	163,084	82,754
U.F.	1,415	3,201

Accounts receivable from related parties, current	130,423	70,179
US Dollar	122,315	69,356
Other currencies	1,268	822
Chilean pesos	6,840	1

Trade and other non-current receivables	11,877	7,332
US Dollar	5,204	641
Chilean pesos	3,374	2,538
U.F.	3,299	4,153

The following table summarizes Arauco’s categories of financial assets at the end of each reporting period:

	December 2012 ThU.S.$	December 2011 ThU.S.$
Financial Assets	1,424,218	1,158,478
Fair value through profit or loss	240,891	180,401
Mutual Funds	180,558	155,751
Hedging Assets	60,333	24,650
Loans and receivables	1,183,327	978,077

FINANCIAL LIABILITIES

Financial Liabilities Measured at Amortized Cost

Financial liabilities correspond to non-derivative financial instruments with contractual cash flow payments that can be either fixed or variable.

Also, this category includes those non-derivative financial liabilities for services or goods delivered to Arauco at the end of each reporting period that have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

As the end of each reporting period, Arauco includes in this category bank borrowings, bonds issued denominated in U.S. Dollars and in UF, trade and other payables.

		December 2012	December 2011	December 2012	December 2011
	Currency	Amortized Cost ThU.S.$		Fair Value ThU.S.$
Total Financial Liabilities		4,899,873	3,689,965	5,138,212	3,895,619
Bonds Issued	U.S. Dollar	2,487,236	1,985,244	2,712,585	2,186,270
Bonds Issued	U.F.	930,607	634,670	949,141	653,561
Bank borrowings	U.S. Dollar	840,373	574,665	840,681	561,476
Bank borrowings	Other currencies	86,246	18,676	80,394	17,602
Financial Leasing	Other currencies	56,052	69,852	56,052	69,852
Trades and Other Payables	U.S. Dollar	119,458	73,995	119,458	73,995
Trades and Other Payables	Euro	9,114	43,392	9,114	43,392
Trades and Other Payables	Other currencies	69,867	43,471	69,867	43,471
Trades and Other Payables	Chilean pesos	289,190	232,893	289,190	232,893
Trades and Other Payables	U.F.	2,562	3,322	2,562	3,322
Related party payables	U.S. Dollar	1,474	9,751	1,474	9,751
Related party payables	Chilean pesos	7,694	34	7,694	34

The financial liabilities at amortized cost presented in the consolidated statements of financial positions as of December 31, 2012 and 2011 are as follows:

	December 2012
	Current ThU.S.$	Non Current ThU.S.$	Total
Other financial liabilities	806,899	3,593,614	4,400,514
Trade and other payables	490,191	—	490,191
Total Financial Liabilities Measured at Amortized Cost	1,297,090	3,593,614	4,890,705

	December 2011
	Current ThU.S.$	Non Current ThU.S.$	Total
Other financial liabilities	244,471	3,038,636	3,283,107
Trade and other payables	397,073	—	397,073
Total Financial Liabilities Measured at Amortized Cost	641,544	3,038,636	3,680,180

Financial Liabilities Measured at Fair Value

As of the closing date of the financial statements, Arauco held a cross currency swap as a financial liability measures at fair value through profit or loss. This liability incurred a net decrease of 70%, generated mainly by a decrease in the horizon of the time in flows to be discounted.

	Fair value
	December 2012 ThU.S.$	December 2011 ThU.S.$	Period Variation
Fair value Financial Liabilities with changes in income and loss	1,070	3,612	-70%
Swap	1,070	3,612	-70%

The table below sets forth Arauco’s categories of financial liabilities at the end of each reporting period:

Financial Liabilities	December 2012 ThU.S.$	December 2011 ThU.S.$
Total Financial Liabilities	4,914,282	3,745,065
Financial liabilities at fair value through profit or loss (held for trading)	1,070	29,356
Hedging Liabilities	13,339	25,744
Financial Liabilities Measured at Amortized Cost	4,899,873	3,689,965

Cash Flow Hedges Amounts Recognized in Other Comprehensive Income

The following table sets forth the reconciliation of cash flow hedges presented in Other Comprehensive Income:

	2012 ThU.S.$	2011 ThU.S.$
Opening balance	(25,914)	(14,079)
Fair value gains (losses) arising during the year	48,733	(54,500)
Exchange differences of bonds hedged	(72,226)	41,293
Finance costs	5,942	7,443
Settlements during the period	(6,468)	(7,003)
Deferred taxes	4,823	932
Closing balance	(45,110)	(25,914)

Effect in Profit or Loss

The following table sets forth the net gains/losses and impairment losses recognized in the statement of income on financial instruments:

		Net Gain (loss)		Impairment
		12-31-2012	12-31-2011	12-31-2012	12-31-2011
Assets	Financial Instrument	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
At fair value through profit or loss	Swap	3,903	2,276
	Forward	(10,401)	(1,443)
	Mutual Funds	410	3,041
	Total	(6,088)	3,874	—	—

Loans and Receivables	Time deposits	10,919	8,676
	Repurchase agreements	770	115
	Trades and Other receivables	—	—	6,839	(3,483)
	Total	11,689	8,791	6,839	(3,483)

Hedging instruments	Cross currency swaps	(5,942)	(3,187)
	Total	(5,942)	(3,187)

Liabilities
At amortized cost	Bank borrowings	(16,789)	(4,209)
	Bonds issued	(160,948)	(87,270)
	Total	(177,737)	(91,479)	—	—

Fair Value Hierarchy

The assets and liabilities measured at fair value in the consolidated statements of financial position as of December 31, 2012 and 2011 have been measured based on the valuation methodologies provided in IAS 39. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

•	Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities.

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

	Fair Value December 2012	Fair value hierarchy levels
Thousands of dollars		Level 1	Level 2	Level 3
Financial assets measured at fair value
Hedging instruments - CCS	60,333	—	60,333	—
Foreign exchange forwards	—	—	—	—
Mutual Funds	180,558	180,558	—	—
Financial liabilities measured at fair value
Hedging instruments - CCS	13,764	—	13,764	—
Foreign exchange forwards	645	—	645	—

Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco’s policies on capital management have the objective of:

a)	Ensuring business continuity and normal operations in the long term;

b)	Ensuring funding for new investments to achieve sustainable growth over time;

c)	Keeping adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and

d)	Maximizing the Company’s value and providing an adequate return to shareholders.

Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings and bonds issued).

Quantitative Information on Capital Management

The following table sets forth the financial covenants that the Company has to comply with as part of the terms of certain of its obligations:

Financial obligation	12/31/2012 (ThU.S.$)	12/31/2011 (ThU.S.$)	Coverage Ratio equal to or greater than2.0 times		Debt to equity ratio(1) equal to or less than 1.2 times		Debt to total assets ratio(2) equal to or less than 0.75 times
Domestic Bonds	930,607	634,670		N/R	Ö			N/R
Forestal Río Grande S.A. Loan	34,725	69,440	Ö	(3)		N/R	Ö	(3)
Bilateral BBVA Bank Loan	168,379	216,426	Ö		Ö			N/R
Bilateral Scotiabank Loan	198,650	198,925	Ö		Ö			N/R
Other Loans	371,291	108,550		No Financial Covenants Required
Foreign Bonds	2,487,236	1,985,244		No Financial Covenants Required
Commited Line	0	0	Ö		Ö			N/R
Flakeboard credit with Arauco warranty	153,574	0	Ö		Ö			N/R

N/R: Not required for the financial obligation

(1)	Debt to equity ratio (financial debt divided by equity plus non-controlling interests)
(2)	Debt to total assets ratio (financial debt divided by total assets)
(3)	Financial covenants required to the loan of Forestal Río Grande S.A. apply only to financial statements of that company

As of December 31, 2012 and 2011, Arauco has complied with all of its financial covenants.

The following table sets forth the credit ratings of our debt instruments as of December 31, 2012, are as follows:

Instrument	Standard & Poor’s (4)	Fitch Ratings	Moody’s (5)	Feller Rate (6)
Local bonds	—	AA	—	AA
Foreign bonds	BBB	BBB	Baa2	—

(4)	In September 2012 Standard & Poor’s rated Arauco on negative outlook.
(5)	In March 2013 Moody’s downgraded the rating of Arauco to Baa3 with a negative outlook
(6)	In February, 2013 Feller Rate downgraded Arauco’s credit rating to AA- for domestic scale.

Capitalization requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial covenants established in current debt arrangements. The company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions, and based on opportunities that may arise to improve the Company’s level of liquidity.

The capitalization of Arauco as of December 31, 2012 and 2011 is as follows:

Thousands of dollars	12-31-2012	12-31-2011
Equity	6,965,759	7,030,150
Bank borrowings	926,619	593,341
Financial leasing	56,052	69,852
Bonds issued	3,417,843	2,619,914

Capital	11,366,273	10,313,257

The nature of external capital requirements is determined by the obligation to maintain certain financial ratios that ensure payment compliance with bank borrowings or bonds issued, which provide guidelines on the capital ranges required for compliance with these requirements. Arauco has fulfilled all its external requirements.

Risk Management

Arauco’s financial instruments are exposed to various financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks). Arauco’s overall risk management program focuses on uncertainty in financial markets and to minimize potential adverse effects on Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Financial Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units.

Credit Risk

Description

Credit risk refers to financial uncertainty at different periods of time relating to the fulfillment of obligations subscribed to by counterparties, at the time of exercising the contract rights to receive cash or other financial assets on behalf of Arauco.

Explanation of Credit Risk Exposure and How This Risk Arises

Arauco’s exposure to credit risk is directly related to each of its customer’s individual abilities to fulfill their contractual commitments, reflected in trade receivables. Furthermore, credit risk also arises for time deposits, repurchase agreements and mutual funds.

As a policy for its trade receivables, Arauco entered into insurance policies for open account sales. The insurance policies are used to cover export sales from Arauco, Aserraderos Arauco S.A., Paneles Arauco S.A., Forestal Arauco S.A., and Alto Paraná S.A. as well as domestic sales of Arauco Distribución S.A., Arauco México S.A. de C.V., Arauco Wood Inc., Arauco Colombia S.A., Arauco Perú S.A., Arauco Panels USA LLC, Flakeboard Co Ltd., Flakeboard America Ltd. and Alto Paraná S.A. (and subsidiaries). Arauco contracts its insurance policies with Continental Credit Insurance Company (rated AA- by credit agencies as Humphreys and Fitch Ratings on April 04, 2012). Until November 30, 2012, Arauco do Brasil (and subsidiaries) insured its. Domestic credit sales with Euler Hermes Insurance Company and beginning on December 1, 2012, insurance policies all credit sales in the Arauco Group are insured with the Continental Credit Insurance Company. The insurance policies cover 90% of the amount invoice with no deductible.

In order to secure a credit line or an advanced payment to a supplier approved by the Credit Committee, Arauco gives several types of guarantees, such as mortgages, pledges, standby letters of credit, certificate of deposits, checks, promissory notes, mutual loans or any other guarantee that may be requested pursuant to each country’s legislation. The procedure to issue a guarantees is established in the Arauco’s Guarantee Policy, which has the purpose to control the accounting, maturity and valuation of such guarantees.

As of December 31, 2012, the total amount of guarantees given was U.S.$ 137,91 millions, which is summarized in the following table.

Guarantees Arauco Group
Guarantees Debtors	70,092,532.13	50.8%
-Certificate of deposit	8%
-Standby L/C	30%
-Promissory notes	58%
-Mortgage	2%
-Pledge	2%
Guarantees Creditors	67,814,282.47	49.2%
- Certificate of deposit	37%
-Standby L/C	49%
-Promissory notes	4%
-Mortgage	8%
-Pledge	1%
Total Guarantees	137.906.814,60	100%

At the end of each reporting period, the Company’s maximum credit risk exposure is limited to the carrying amount of the recognized trade receivables less the amounts receivable insured by credit insurance companies and the guarantees received by Arauco.

For the year ended December 31, 2012, Arauco’s consolidated revenues from sales were ThU.S.$ 4,280,302 out of which 65,29% correspond to credit sales, 25.63% to sales with letters of credit, and 9.08 % to other classes of sales.

As of December 31, 2012, to the trade receivables balance was ThU.S.$ 628,455 that according to the agreed term of sales, 69% corresponded to credit sales, 26.74% to sales with letters of credit and 4.26% to other classes of sales, distributed among 1,826 customers. The customer with the largest open account outstanding did not exceed 2.81% of total.

Arauco has made no refinancing or renegotiations with its customers.

The receivables covered by credit insurance and collateral were 98.54%, therefore, Arauco’s credit risk exposure of its portfolio is 1.46%.

Secured debt analysis Open Account	ThU.S.$	%
Total trade receivable Open Account	433,617	100.00%
debt secured(*)	427,298	98.54%
debt unsecured	6,319	1.46%

(*)	Secured receivables are defined as the amount of trade receivables that are covered by credit insurance or collateral such as: stand-by letter of credits, mortgage or certificates of deposit, among others.

Accounts exposed to this type of risk are: trade receivable, financial lease debtors and other debtors.

	December	December
	2012	2011
	Th.U.S.$	Th.U.S.$
Current Receivables

Trades receivables	628,455	639,182
Financial lease receivables	1,527	3,261
Other Debtors	195,887	97,973
Net subtotal	825,869	740,416

Trades receivables	641,360	658,925
Financial lease receivables	1,563	3,356
Other Debtors	200,923	102,951
Gross subtotal	843,846	765,232

Provision for doubtful trade receivables	12,905	19,743
Provision for doubtful lease receivables	36	95
Provision for doubtful other debtors	5,036	4,978
Subtotal Bad Debt	17,977	24,816

Non Current Receivables

Trades receivables	6,297	579
Financial lease receivables	1,344	2,580
Other Debtors	4,236	4,173
Net Subtotal	11,877	7,332

Trades receivables	6,297	579
Financial lease receivables	1,344	2,580
Other Debtors	4,236	4,173
Gross subtotal	11,877	7,332

Provision for doubtful trade receivables	—	—
Provision for doubtful lease receivables	—	—
Provision for doubtful other debtors	—	—
Subtotal Bad Debt	—	—

The following table sets for the reconciliation of changes in the allowance for doubtful accounts as of December 31, 2012 and 2011:

	12-31-2012	12-31-2011
	Th.U.S.$	Th.U.S.$
Opening balance	24,816	21,333
Impairment losses recognized on receivables	760	6,352
Increase (decrease) of foreign exchange translation	88	38
Reversal of impairment losses	(7,687)	(2,907)
Closing balance	17,977	24,816

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

Sales with letters of credit are mainly to Asia and the Middle East. Credit assessments of the issuing banks are performed periodically, in order to obtain domestic and international credit ratings made by the principal credit rating agencies, and of their financial position over the past five years. Depending on this evaluation, it is decided whether the issuing bank is approved or confirmation of the letter of credit is requested.

All sales are controlled by a credit verification system that has set parameters to block orders from customers who have accumulated past due amounts of a defined percentage of the debt and/or customers who at the time of product delivery have exceeded their credit limit or whose credit limit has expired.

The following table sets forth the age of trade receivables as of December 31, 2012 and 2011

December 31, 2012

Age of trade receivables as of December 31, 2012
	Non-past due	1 to 15 days	16 to 30 days	31 to 60 days	60 to 90 days	90 to 180 days	More than 180 days	Total
ThUS$	552,319	56,530	7,970	3,184	1,101	0	7,349	628,454
%	87.89%	9.0%	1.27%	0.51%	0.18%	0%	1.17%	100%

December 31, 2011

Age of trade receivables as of December 31, 2011
	Non-past due	1 to 15 days	16 to 30 days	31 to 60 days	60 to 90 days	90 to 180 days	More than 180 days	Total
ThU.S.$	560,879	50,827	10,169	994	2,921	4,943	9,028	639,761
%	87.67%	7.94%	1.59%	0.16%	0.46%	0%	2.46%	100%

Arauco has recognized impairment losses on trade receivables for a total of US$14.3 million over the last five years which represents 0.074% of total revenues from sales during that five-year period.

Impairment losses of trade receivables as a percentage of total revenues from sales
	2012	2011	2010	2009	2008	Last 5 years
Percentage of impairment losses	0.010%	0.15%	0.01%	0.03%	0.16%	0.074%

The amount recovered through possession of collateral, credit insurance reimbursements or any other credit enhancement during the year ended December 31, 2012 was ThU.S.$ 4,896, which represents 49,19% of the total impaired financial assets.

Explanation of any changes to risk exposure or changes in objectives, processes and policies regarding previous years’ risk management

In March 2009, Arauco implemented a Guarantee Policy in order to control accounting, valuation and expiration dates of collaterals received.

In December 2012, Arauco updated its Corporate Credit Policy.

Regarding the credit risk of time deposits, repurchase agreements and mutual funds, Arauco has in place a policy that minimizes the risk through guidelines for management of cash flow surpluses in low-risk institutions.

Currently there is a policy for provisions for doubtful accounts receivable under IFRS for all the Arauco group companies.

Investment Policy:

Arauco has an Investment Policy which identifies and limits the financial instruments and the entities that Arauco and its subsidiaries are authorized to invest in.

The company’s Treasury Department is centralized with operations in Chile. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long term debt subscriptions. Exceptions to this rule are specific investments made through other companies where authorization is required from the Chief Financial Officer.

For financial instruments, the only permitted investments are fixed income investments and instruments with adequate liquidity. Each instrument has defined classifications and limits, depending on duration and type of issuer.

Regarding to intermediaries (such as banks, securities brokers and broker/dealers of mutual funds), a scoring methodology is used to determining the relative degree of risk of each intermediary based on their financial position and assigning score points that result in a credit risk rating to each intermediary. Arauco uses this scoring system to determine its investment limits for each intermediary.

The required information to evaluate the various criteria are obtained from published financial statements from the banks under evaluation and from the credit risk ratings of short and long term debt securities obtained from rating agencies authorized by the Superintendency of Banks and Financial Institutions (Fitch Ratings Chile, Humphreys and Feller Rate).

The criteria evaluated are: Capital and Reserves, Current Ratio, Return on equity, Net Income to Operating income Ratio, Debt to Equity Ratio and the Credit Risk rating of each entity.

Any necessary exceptions regarding investment limits in each particular instrument or entity must have the authorization from Arauco’s Chief Financial Officer.

Liquidity Risk

Description

This risk corresponds to Arauco’s ability to fulfill its financial obligations upon maturity.

Explanation of Liquidity Risk Exposure and How This Risk Arises

Arauco’s exposure to liquidity risk is mainly from its obligations to bondholders, banks and financial institutions, creditors and other payables. Liquidity risk may arise if Arauco is unable to meet the net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

Explanation of Objectives, Policies and Processes for Risk Management, and Measurement Methods

The Financial Management Department monitors on an ongoing basis the Company’s cash flow forecasts based on short and long term forecasts and available financing alternatives. In order to manage the risk level of financial assets, Arauco follows its investment policy.

The following tables details Arauco’s liquidity analysis for its financial liabilities as of December 31, 2012 and 2011. The tables have been drawn up based on the contractual undiscounted cash outflows and their remaining contractual maturities:

December 31, 2012:

				Maturity
Tax ID	Name	Currency	Name-country Loans whith banks	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 Years ThU.S.$	3 to 5 Years ThU.S.$	5 to 7 Years ThU.S.$	More than 7 years ThU.S.$
—	Arauco Do Brasil S.A.	Real	Banco Alfa - Brasil	116	0	0	72	0	0	0
—	Arauco Do Brasil S.A.	Real	Banco Alfa - Brasil	121	0	0	0	0	0	0
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco BBVA - Estados Unidos	0	24,379	24,000	97,187	24,169	0	0
—	Arauco Do Brasil S.A.	Real	Banco HSBC - Brasil	48	0	0	111	0	0	0
—	Arauco Forest Brasil S.A.	Real	Banco HSBC- Brasil	0	0	3,432	0	0	0	0
—	Arauco Do Brasil S.A.	Real	Banco Bradesco	158	0	0	288	0	0	0
—	Arauco Do Brasil S.A.	Real	Banco do Brasil - Brasil	292	0	0	0	435	0	0
—	Arauco Do Brasil S.A.	Real	Banco do Brasil - Brasil	4,270	0	0	0	0	0	0
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim - Brasil	63	0	0	722	646	3,472	0
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	86	0	0	0	0	0	0
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	66	0	0	0	157	0	0
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim - Brasil	6	0	0	0	0	403	0
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	62	0	0	98	0	0	0
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	34	0	0	0	75	0	0
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	256	0	0	0	634	0	0
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	74	0	0	0	184	0	0
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	0	2,446	0	0	0	0	0
—	Arauco Forest Brasil S.A.	Real	Banco Itau -Brasil	256	0	0	0	452	0	0
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito A-E-I	0	32	0	1,131	1,131	1,131	11,824
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito B-F-J	0	21	0	759	759	759	7,215
—	Arauco Forest Brasil S.A.	U.S. Dollar	Bndes Subcrédito C-G-K	60	0	0	385	385	385	5,037
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito D-H-L	0	26	0	951	951	951	8,178
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	0	0	198	202,671	0	0	0
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	0	15,007	0	0	0	0	0
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	0	35,015	0	0	0	0	0
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Santander- Chile	0	50,054	0	0	0	0	0
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Santander- Chile	0	30,010	0	0	0	0	0
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco del Estado	100,093	0	0	0	0	0	0
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco Chile	0	50,035	0	0	0	0	0
—	Alto Parana S.A.	Argentine Pesos	Banco BBVA - Argentina	108	0	6,100	0	0	0	0
—	Alto Parana S.A.	Argentine Pesos	Banco BBVA - Argentina	100	0	6,100	0	0	0	0
—	Alto Parana S.A.	Argentine Pesos	Banco BBVA - Argentina	69	4,067	0	0	0	0	0
—	Alto Parana S.A.	Argentine Pesos	Banco BBVA - Argentina	0	104	0	8,960	0	0	0
—	Alto Parana S.A.	Argentine Pesos	Banco Galicia- Argentina	8,254	0	0	0	0	0	0
—	Alto Parana S.A.	Argentine Pesos	Banco Macro- Argentina	122	8,133	0	0	0	0	0
—	Alto Parana S.A.	Argentine Pesos	Banco Macro- Argentina	67	4,067	0	0	0	0	0
—	Arauco Do Brasil S.A.	Real	Fundo de Desenvolvimiento Econom. - Brasil	67	0	0	0	193	0	0
76.721.630-0	Forestal Rio Grande S.A.	U.S. Dollar	J.P.Morgan - Estados Unidos	9,012	0	25,713	0	0	0	0
—	Arauco Canada Panels ULC	U.S. Dollar	J.P.Morgan - Estados Unidos	0	0	472	0	148,192	0	0
—	Arauco Canada Panels ULC	U.S. Dollar	Business New Brunswick	0	0	0	4,072	0	0	0
—	Arauco Canada Panels ULC	U.S. Dollar	Fednor (industry Canada)	0	0	69	69	0	0	0
—	Arauco Canada Panels ULC	U.S. Dollar	SSM EDC	0	0	270	430	0	0	0

			Total Préstamos con Bancos	123,860	223,396	66,354	317,906	178,363	7,101	32,254

Total		Type of Amortización	Effective Rate %	Nominal Rate
Current ThU.S.$	Non Current ThU.S.$
116	72	Monthly	7.00%	7.00%
121	0	Monthly	6.70%	6.70%
48,379	121,355	emmiannual; (k) semiannually from	Libor 6 months + 0,2%	Libor 6 months + 0,2%
48	111	maturity	5.50%	5.50%
3,432	0	maturity	5.50%	5.50%
158	288	maturity	5.50%	5.50%
292	435	maturity	8.70%	8.70%
4,270	0	Monthly	5.50%	5.50%
63	4,840	maturity	9.30%	9.30%
86	0	Monthly	6.60%	6.60%
66	157	maturity	8.70%	8.70%
6	403	Monthly	3.30%	3.30%
62	98	maturity	4.50%	4.50%
34	75	maturity	5.50%	5.50%
256	634	maturity	8.70%	8.70%
74	184	maturity	8.70%	8.70%
2,446	0	maturity	5.50%	5.50%
256	452	maturity	4.50%	4.50%
32	15,216	maturity	8.41%	8.41%
21	9,492	maturity	9.41%	9.41%
60	6,193	maturity	6.47%	6.47%
26	11,031	maturity	10.61%	10.61%
198	202,671	maturity	1.59%	1.59%
15,007	0	maturity	0.45%	0.45%
35,015	0	maturity	0.45%	0.45%
50,054	0	maturity	0.46%	0.46%
30,010	0	maturity	0.49%	0.49%
100,093	0	maturity	0.48%	0.48%
50,035	0	maturity	0.71%	0.71%
6,208	0	maturity	19.90%	19.90%
6,200	0	maturity	18.25%	18.25%
4,136	0	maturity	19.00%	19.00%
104	8,960	maturity	19.40%	19.40%
8,254	0	maturity	16.60%	16.60%
8,255	0	Monthly	16.50%	16.50%
4,134	0	Quarterly	19.25%	19.25%
67	193	maturity	0.00%	0.00%
34,725	0	maturity	bor 3 months + 0,375%	Libor 3 months + 0,375%
472	148,192	maturity	L+6,5%	L+6,5%
0	4,072	maturity	4.70%	4.70%
69	69	maturity	0.00%	0.00%
270	430	maturity	1.50%	1.50%

413,610	535,623

				Maturity
Tax ID	Name	Currency	Name-country Bonds obligation	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 Years ThU.S.$	3 to 5 Years ThU.S.$	5 to 7 Years ThU.S.$	More than 7 years ThU.S.$
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-E	0	0	15,844	16,182	0	0	0
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	0	0	2,336	28,020	28,021	27,702	387,369
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-H	0	710	0	95,875	0	0	0
93.458.000-2	Celulosa Arauco y Constitución S.A.	UF	Barau-J	0	2,557	0	21,480	21,480	21,480	248,505
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-P	0	0	1,205	18,849	18,849	18,849	307,494
—	Alto Paraná S.A.	U.S. Dollar	Bono 144 A - Argentina	0	0	1,004	34,425	293,522	0	0
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2019	15,205	0	0	72,500	72,500	567,423	0
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2a Emisión	0	2,734	0	18,750	143,429	0	0
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 5a Emisión	7,303	0	299,751	0	0	0	0
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 6a Emisión	0	0	4,047	399,822	0	0	0
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	8,889	0	0	40,000	40,000	40,000	423,664
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2022	11,215	0	0	47,500	47,500	47,500	546,891

			Total	42,612	6,001	324,187	793,403	665,301	722,954	1,913,923

Total
ThU.S.$	Current ThU.S.$	Amortización	Effective Rate %	Nominal Rate
15,844	16,182	(i) semiannual; (k) Maturity	4.02%	3.96%
2,336	471,112	(i) semiannual; (k) Maturity	4.24%	4.25%
710	95,875	(i) semiannual; (k) Maturity	2.40%	2.25%
2,557	312,945	(i) semiannual; (k) Maturity	3.23%	3.22%
1,205	364,041	(i) semiannual; (k) Maturity	3.96%	3.96%
1,004	327,947	(i) semiannual; (k) Maturity	6.39%	6.38%
15,205	712,423	(i) semiannual; (k) Maturity	7.26%	7.25%
2,734	162,179	(i) semiannual; (k) Maturity	7.50%	7.50%
307,054	0	(i) semiannual; (k) Maturity	5.14%	5.13%
4,047	399,822	(i) semiannual; (k) Maturity	5.64%	5.63%
8,889	543,664	(i) semiannual; (k) Maturity	5.02%	5.00%
11,215	689,391	(i) semiannual; (k) Maturity	4.77%	4.75%

372,800	4,095,581

				Maturity
Tax ID	Name	Currency	Name-country Lease	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 Years ThU.S.$	3 to 5 Years ThU.S.$	5 to 7 Years ThU.S.$	More than 7 years ThU.S.$
85.805.200-9	Forestal Celco S.A.	UF	Banco Santander	196	392	4,270	4,216	1,186	0	0
82.152.700-7	Bosques Arauco S.A.	UF	Banco Santander	0	0	818	0	0	0	0
96.567.940-5	Forestal Valdivia S.A.	UF	Banco Santander	42	84	400	753	96	0	0
85.805.200-9	Forestal Celco S.A.	UF	Banco de Chile	700	1,400	7,307	13,336	4,798	0	0
82.152.700-7	Bosques Arauco S.A.	UF	Banco de Chile	71	142	752	1,450	149	0	0
96.567.940-5	Forestal Valdivia S.A.	UF	Banco de Chile	23	46	470	722	307	0	0
82.152.700-7	Bosques Arauco S.A.	UF	Banco BBVA	234	468	2,106	5,273	2,429	0	0
85.805.200-9	Forestal Celco S.A.	Chilean Pesos	Banco Santander	2	4	16	43	21	0	0
82.152.700-7	Bosques Arauco S.A.	Chilean Pesos	Banco Santander	2	5	22	55	0	0	0
96.567.940-5	Forestal Valdivia S.A.	Chilean Pesos	Banco Santander	10	21	92	46	0	0	0
82.152.700-7	Bosques Arauco S.A.	Chilean Pesos	Banco de Chile	9	19	84	225	57	0	0
96.567.940-5	Forestal Valdivia S.A.	Chilean Pesos	Banco de Chile	13	26	116	309	25	0	0
—	Arauco Canada Panels ULC	U.S. Dollar	Automotive Leases	0	0	127	67	0	0	0

			Total	1,302	2,607	16,580	26,495	9,068	0	0

Total
Current ThU.S.$	Non Current ThU.S.$	Type of Amortización	Effective Rate %	Nominal Rate
4,858	5,402	Monthly	—	—
818	0	Monthly	—	—
526	849	Monthly	—	—
9,407	18,134	Monthly	—	—
965	1,599	Monthly	—	—
539	1,029	Monthly	—	—
2,808	7,702	Monthly	—	—
22	64	Monthly	—	—
29	55	Monthly	—	—
123	46	Monthly	—	—
112	282	Monthly	—	—
155	334	Monthly	—	—
127	67

20,489	35,563

December 31, 2011:

				Maturity
Tax ID	Name	Currency	Name-country Loans whith banks	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 Years ThU.S.$	3 to 5 Years ThU.S.$	5 to 7 Years ThU.S.$	More than 7 years ThU.S.$
—	Arauco Do Brasil S.A.	Real	Banco Alfa - Brasil	127	—	—	207	—	—	—
—	Arauco Do Brasil S.A.	Real	Banco Alfa - Brasil	143	—	—	139	—	—	—
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco BBVA - Estados Unidos	—	24,426	24,000	98,501	72,795	—	—
—	Industrias Forestales S.A.	U.S. Dollar	Banco BBVA - Argentina	—	—	10,016	—	—	—	—
—	Arauco do Brasil S.A.	Real	Banco HSBC - Brasil	53	—	—	—	157	—	—
—	Arauco do Brasil S.A.	Real	Banco Bradesco	173	—	—	—	484	—	—
—	Arauco do Brasil S.A.	Real	Banco do Brasil - Brasil	4,419	—	—	—	—	—	—
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim - Brasil	70	—	—	733	1,218	2,765	714
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	189	—	—	94	—	—	—
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	3,124	—	—	—	—	—	—
	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	—	25	20	—	242	—	—
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim - Brasil	6	—	—	26	82	282	80
—	Arauco do Brasil S.A.	Real	Banco Itau - Brasil	67	—	—	—	174	—	—
—	Arauco do Brasil S.A.	Real	Banco Itau - Brasil	37	—	—	—	119	—	—
—	Arauco do Brasil S.A.	Real	Banco Itau - Brasil	280	—	—	—	966	—	—
—	Arauco Forest Brasil S.A.	Real	Banco Itau - Brasil	281	—	—	—	771	—	—
—	Arauco Forest Brasil S.A.	Real	Banco Santander - Brasil	2,789	—	—	—	—	—	—
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco Estado - Chile	50,086	—	—	—	—	—	—
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank - Chile	20,025	—	—	—	—	—	—
	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank - Chile	—	—	212	204,272	—	—	—
—	Industrias Forestales S.A.	U.S. Dollar	Banco Galicia - Argentina	—	5,013	—	—	—	—	—
	Industrias Forestales S.A.	U.S. Dollar	Citibank-Argentina	—	—	5,010	—	—	—	—
—	Arauco do Brasil S.A.	Real	Fundo de Desenvolvimiento Econom. - Brasil	72	—	—	—	—	264	—
76.721.630-0	Forestal Rio Grande S.A.	U.S. Dollar	J.P.Morgan - Estados Unidos	9,442	—	25,713	34,478	—	—	—

			Total	91,383	29,464	64,971	338,450	77,008	3,311	794

Total
Current ThU.S.$	Non Current ThU.S.$	Type of Amortizacion	Effective Rate %	Nominal Rate
127	207	Monthly	TJLP + 1,2%	TJLP + 1,2%
143	139	Monthly	TJLP + 1,2%	TJLP + 1,2%
48,426	171,296	(i) semiannual; (k) semiannually from 2011	Libor 6 months + 0,2%	Libor 6 months + 0,2%
10,016	—	Maturity	0.95%	0.95%
53	157	Maturity	5.50%	5.50%
173	484	Maturity	5.50%	5.50%
4,419	—	Maturity	6.75%	6.75%
70	5,430	Monthly	TJLP + 3,80%	TJLP + 3,80%
189	94	Maturity	TJLP + 1,10%	TJLP + 1,10%
3,124	—	Monthly	11.25%	11.25%
45	242	Monthly	8.70%	8.70%
6	470	Maturity	3.30%	3.30%
67	174	Monthly	4.50%	4.50%
37	119	Maturity	5.50%	5.50%
280	966	Maturity	8.70%	8.70%
281	771	Maturity	4.50%	4.50%
2,789	—	Maturity	6.75%	6.75%
50,086	—	Maturity	0.93%	0.93%
20,025	—	Maturity	0.37%	0.37%
212	204,272	Maturity	1.59%	1.59%
5,013	—	Maturity	1.10%	1.10%
5,010	—	Maturity	1.00%	1.00%
72	264	Monthly	0%	0%
35,155	34,478	Quaterly	Libor 3 months + 0,375%	Libor 3 months + 0,375%

185,818	419,563

				Maturity
Tax ID	Name	Currency	Name-country Bonds obligation	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 Years ThU.S.$	3 to 5 Years ThU.S.$	5 to 7 Years ThU.S.$	More than 7 years ThU.S.$
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-E	—	—	14,370	29,664	—	—	—
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	—	—	2,107	25,283	25,283	25,283	359,903
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-H	—	640	—	88,171	—	—	—
93.458.000-2	Celulosa Arauco y Constitución S.A.	UF	Barau-J	—	2,308	—	19,381	19,381	19,381	233,876
—	Alto Paraná S.A.	U.S. Dollar	Bono 144 A - Argentina	—	—	1,004	34,425	34,425	275,789	—
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2019	15,205	—	—	72,500	72,500	72,500	530,405
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2a Emisión	—	2,734	—	18,750	18,750	133,987	—
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 5a Emisión	7,303	—	—	314,631	—	—	—
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 6a Emisión	—	—	4,047	41,625	378,412	—	—
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	—	8,889	—	40,000	40,000	40,000	442,850

			Total	22,508	14,571	21,528	684,430	588,751	566,940	1,567,034

Total
Current ThU.S.$	Non Current ThU.S.$	Type of Amortizacion	Effective Rate %	Nominal Rate
14,370	29,664	(i) semiannual; (k) Maturity	4.02%	4.00%
2,107	435,752	(i) semiannual; (k) Maturity	4.24%	4.25%
640	88,171	(i) semiannual; (k) Maturity	2.40%	2.25%
2,308	292,019	(i) semiannual; (k) Maturity	3.23%	3.22%
1,004	344,639	(i) semiannual; (k) Maturity	6.39%	6.38%
15,205	747,905	(i) semiannual; (k) Maturity	7.26%	7.25%
2,734	171,487	(i) semiannual; (k) Maturity	7.50%	7.50%
7,303	314,631	(i) semiannual; (k) Maturity	5.14%	5.13%
4,047	420,037	(i) semiannual; (k) Maturity	5.64%	5.63%
8,889	562,850	(i) semiannual; (k) Maturity	5.02%	5.00%

58,607	3,407,155

				Maturity
Tax ID	Name	Currency	Name-country Lease	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 Years ThU.S.$	3 to 5 Years ThU.S.$	5 to 7 Years ThU.S.$	More than 7 years ThU.S.$
82.152.700-7	Bosques Arauco S.A.	UF	Banco Santander Chile - 97.036.000-k	6	12	28	0	0	0	0
85.805.200-9	Forestal Celco S.A.	UF	Banco Santander	0	0	0	13,086	0	0	0
82.152.700-7	Bosques Arauco S.A.	UF	Banco Santander	0	0	0	2,040	0	0	0
96.567.940-5	Forestal Valdivia S.A.	UF	Banco Santander	0	0	0	2,495	1	0	0
85.805.200-9	Forestal Celco S.A.	UF	Banco de Chile	0	0	0	33,446	492	0	0
82.152.700-7	Bosques Arauco S.A.	UF	Banco de Chile	0	0	0	4,079	0	0	0
96.567.940-5	Forestal Valdivia S.A.	UF	Banco de Chile	0	0	0	2,978	0	0	0
82.152.700-7	Bosques Arauco S.A.	UF	Banco BBVA	0	0	0	9,417	205	0	0
85.805.200-9	Forestal Celco S.A	Chilean Pesos	Banco Santander	0	0	0	99	0	0	0
82.152.700-7	Bosques Arauco S.A.	Chilean Pesos	Banco Santander	0	0	0	104	0	0	0
96.567.940-5	Forestal Valdivia S.A.	Chilean Pesos	Banco Santander	0	0	0	301	0	0	0
82.152.700-7	Bosques Arauco S.A.	Chilean Pesos	Banco de Chile	0	0	0	469	0	0	0
96.567.940-5	Forestal Valdivia S.A.	Chilean Pesos	Banco de Chile	0	0	0	594	0	0	0

			Total	6	12	28	69,108	698	0	0

Total
Current ThU.S.$	Non Current ThU.S.$	Type of Amortizacion	Effective Rate %	Nominal Rate
46	—	Monthly	4.50%	4.50%
0	13,086	Monthly	—	—
0	2,040	Monthly	—	—
0	2,496	Monthly	—	—
0	33,938	Monthly	—	—
0	4,079	Monthly	—	—
0	2,978	Monthly	—	—
0	9,622	Monthly	—	—
0	99	Monthly	—	—
0	104	Monthly	—	—
0	301	Monthly	—	—
0	469	Monthly	—	—
0	594	Monthly	—	—

46	69,806

Guarantees provided

As of the date of these financial statements, Arauco has financial assets for ThU.S.$45 approximately that has been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.

As of December 31, 2012, the total assets pledged as an indirect guarantee were ThU.S.$826. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.

On September 29, 2011, Arauco entered into a Security Agreement under which it granted a jointly and not several guarantee limited to 50% of the obligations of the Uruguayan companies (joint ventures) Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A., under the IDB Facility Agreement in the amount of up to ThU.S.$454,000 and the Finnevera Guaranteed Facility Agreement in the amount of up to ThU.S.$900,000. Both loan agreements were signed with the International Development Bank. Such guarantee is included in the table below, under indirect guarantees.

Direct and indirect guarantees granted by Arauco:

DIRECT
Subsidiary	Guarantee	Assets pledged	Currency	ThU.S.$	Guarantor
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	428	Banco Itaú BBA S.A.
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	166	Banco Itaú BBA S.A.
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	470	Banco Itaú BBA S.A.
Arauco Forest Brasil S.A.	Guarantee Letter	—	US Dollar	4,407	Banco Votorantim S.A.
Arauco Forest Brasil S.A.	Mortgage Industrial Plant of Jaguariaíva of Arauco do Brasil	—	US Dollar	27,024	BNDES

Arauco Forest Brasil S.A.	Endorsement of Arauco do Brasil	—	US Dollar	3,425	Banco HSBC Bank Brasil S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	523	Banco Alfa S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	462	Banco Alfa S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	687	Banco Votorantim S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	260	Banco Votorantim S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	627	Banco Bradesco S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	216	Banco HSBC Bank Brasil S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	277	Banco Itaú BBA S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	1,429	Banco Itaú BBA S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	151	Banco Itaú BBA S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	724	Banco do Brasil S.A.
Arauco do Brasil S.A.	Guarantee Letter	Property, plant and equipment	US Dollar	1,902	Tradener Ltda
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	321	Banco Votorantim S.A.
Arauco Bioenergía S.A.	Guarantee Letter	—	Chilean Pesos	925	Minera Escondida Ltda
Arauco Bioenergía S.A.	Guarantee Letter	—	Chilean Pesos	254	Minera Spence S.A
Arauco Bioenergía S.A.	Guarantee Letter	—	Chilean Pesos	138	Corporación Nacional Del Cobre

		Total		44,816

INDIRECT
Subsidiary	Guarantee	Assets pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Suretyship not supportive and cumulative	—	US Dollar	555,940	Joint ventures-Uruguay
Celulosa Arauco y Constitución S.A.	Full Guarantee	—	US Dollar	270,000	Alto Paraná (bondholders – 144A)
		Total		825,940

Type of Risk: Market Risk – Exchange Rate

Description

Market risk arises from the probability of being affected by losses from fluctuations in currencies exchange rates in which assets and liabilities are denominated, in a functional currency other than the functional currency of Arauco.

Explanation of Currency Risk Exposure and How This Risk Arises

Arauco is exposed to the foreign currency risk from currency fluctuations arising from sales, purchases and obligations undertaken in foreign currencies, such as the Chilean Peso, Euro, Brazilian Real or other foreign currencies. In the case of significant exchange rate variations, the Chilean Peso is the currency that represents the main currency risk. See note 11 for details assets and liabilities classified by currency.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco performs sensitivity analyses to measure the currency risk over the EBITDA and Net Income.

Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean Peso. This fluctuation range is considered possible given current market conditions at the closing date. With all other variables at a constant rate, a U.S. Dollar exchange rate variation of +/- 10% in relation to the Chilean Peso would mean an EBITDA an annual variation of +/- 0.06% (equivalent to ThU.S.$573), on the income after tax and +/- 3.64% (equivalent to ThU.S.$9,675) and 0.08% on equity (equivalent to ThU.S.$5,805).

The main financial instrument subject to the risk in exchange rate corresponds to domestic bonds issued denominated in UF and that are not hedged with cross currency swaps described in the hedge accounting disclosures.

	December 2012	December 2011
Bonds Issued in UF (P Series) (*)	3,000,000	—

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian real, which is considered a possible range of fluctuation given the market conditions at the closing date. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian real would mean a variation on the net income after tax +/- 0.42% (equivalent to ThU.S.$555) and a change on the equity of +/- 0.42% (equivalent to ThU.S.$555).

Market Risk – Interest rate risk

Description

Interest rate risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations.

Explanation of Interest Rate Risk Exposure and How This Risk Arise

Arauco is exposed to risks due to interest rate fluctuations for bonds issued, bank borrowings and financial instruments that bear interest at a variable rate.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of December 31, 2012, 12.4% of the Company’s bonds and bank loans bear interest at variable rates. A change of +/- 10% interest, rate is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 4.02% (equivalent to ThU.S.$ 10,643) and +/- 0.09% (equivalent to ThU.S.$ 6,386) on equity.

Thousands of dollars	December 2012	Total
Fixed rate	3,853,494	87.6%
Bonds issued	3,417,843
Bank borrowings (*)	379,599
Financial leasing	56,052
Variable rate	547,020	12.4%
Bonds issued	—
Loans with Banks	547,020
Total	4,400,514	100.0%

Thousands of dollars	December 2011	Total
Fixed rate	2,864,494	87.2%
Bonds issued	2,619,914
Bank borrowings (*)	174,728
Financial leasing	69,852
Variable rate	418,613	12.8%
Bonds issued	—
Loans with Banks	418,613
Total	3,283,107	100.0%

(*)	Include variable rate bank borrowings swapped to a fixed rate.

Market Risk – Price of Pulp Risks

Description

Pulp prices are determined by world and regional market conditions. Prices fluctuate based on demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of Price Risk Exposure and How This Risk Arises

Pulp prices are reflected in revenue from sales and directly affect the net income for the period.

As of December 31, 2012, revenue due to pulp sales accounted for 43.4% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

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

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean an EBITDA annual variation of +/- 15.90% (equivalent to ThU.S.$191 ), on the income after tax and +/- 33,63% (equivalent to ThU.S.$ 140) and +/- 1.17% (equivalent to U.S.$ 84 million) on equity.

NOTE 24.	OPERATING SEGMENTS

The main products that generate revenue for each operating segment are described as follows:

•	Pulp: The main products sold by this operating segment are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), and pulp fluff.

•	Panels: The main products sold by this operating segment are plywood panels, MDF panels (medium density fiberboard), Hardboard Panels, PB Panels (agglomerated) and MDF Moldings.

•	Sawn Timber: The range of products sold by this operating segment includes different sizes of sawn wood and remanufactured products such as moldings, precut pieces and finger joints.

•

Forestry: This operating segment produces and sells sawn logs, pulpable logs, posts and chips made from owned forests of Radiata and Taeda pine, eucalyptus globulus and nitens forests. Additionally, purchases logs and woodchip from third parties, which it sells to its other operating segment.

Pulp

The Pulp operating segment uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. On the other hand, fluff pulp is mainly used in the production of diapers and female hygiene products.

Arauco has six plants, five in Chile and one in Argentina, and they have a total production capacity of approximately 3.2 million tons per year. Pulp is sold in more than 39 countries, mainly in Asia and Europe.

Panels

The Panels operating segment produces a wide range of panel products and several kinds of moldings aimed at the furniture, decoration and construction industries. In its 15 industrial plants: 3 in Chile, 2 in Argentina, 2 in Brazil, and 8 plants around USA and Canada. The Company has a total annual production capacity of 5.7 million cubic meters of PBO, MDF, Hardboards, plywood and moldings.

Sawn Timber

The Sawn Timber operating segment produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

With 9 saw mills in operation (8 in Chile and 1 in Argentina), the Company has a production capacity of 2.4 million cubic meters of sawn wood.

Furthermore, the Company has 5 remanufacturing plants, 4 in Chile and 1 in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces. These products are sold in more than 36 countries.

Forestry

The Forestry operating segment is Arauco’s core business. It provides raw material for all products manufactured and sold by the Company. By directly controlling the growth of the forests to be processed, Arauco guarantees itself quality wood for each of its products.

Arauco holds forestry assets distributed throughout Chile, Argentina and Brazil, reaching 1.6 million hectares, of which 961 thousand hectares are used for plantations, 391 thousand hectares for native forests, 148 thousand hectares for other uses and 60 thousand hectares are to be planted. Arauco’s principal plantations consist of radiata and taeda pine and in lesser degree of eucalyptus. These are species that have fast growth rates and short harvest cycles compared with other long fiber commercial woods.

Additionally, Arauco jointly owns a plantation forestry of 135 thousand hectares in Uruguay through a joint venture with Stora Enso, which is presented under line item “Investment in associates accounted for the equity method” (see Note 15 and 16).

Arauco has no customers representing 10% or more of its revenues.

A summary of financial information of assets, liabilities, profit or loss for each operating segment for the years ended December 31, 2012, 2011 and 2010 is presented in the tables below:

Year ended December 31, 2012	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Revenues from external customers	1,994,399	765,439	156,950	1,331,981	31,533	0	4,280,302	0	4,280,302
Revenues from transactions with other operating segments	45,928	15	981,169	15,308	31,239	0	1,073,659	(1,073,659)	0

Finance income	0	0	0	0	0	17,778	17,778	0	17,778
Finance costs	0	0	0	0	0	(233,703)	(233,703)	0	(233,703)
Net finance costs	0	0	0	0	0	(215,925)	(215,925)	0	(215,925)

Depreciation and amortizations	158,417	22,071	10,201	54,719	4,231	2,742	252,381	0	252,381

Sum of significant income accounts	28,700	0	232,210	59,941	0	0	320,851	0	320,851

Sum of significant expense accounts	0	7,880	3,387	15,639	0	0	26,906	0	26,906

Profit (loss) of each reportable segment	319,497	90,613	68,250	157,152	5,792	(500,833)	140,471	0	140,471

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	0	0	0	0	0	17,947	17,947	0	17,947
Joint ventures	(1,877)	0	(2,803)	(471)	0	1,457	(3,694)	0	(3,694)

Income tax expense	0	0	0	0	0	(171,150)	(171,150)	0	(171,150)

Amounts of additions to non-current assets (*)

Acquisition of property, plant and equipment and biological assets	167,554	40,614	149,210	249,812	486	1,099	608,775	0	608,775
Acquisition and contribution of investments in associates and joint venture	146,221	0	822	256,699	0	13,490	417,232	0	417,232

Geo graphical information on revenues

Revenue - Chilean entities	1,784,533	699,824	99,302	578,346	758	0	3,162,763	0	3,162,763

Revenue - Foreign entities	209,866	65,615	57,648	753,635	30,775	0	1,117,539	0	1,117,539

Total Ordinary Income	1,994,399	765,439	156,950	1,331,981	31,533	0	4,280,302	0	4,280,302

Year ended December 31, 2012	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	4,292,121	648,727	5,495,698	2,081,583	49,337	1,006,303	13,573,769	(22,583)	13,551,186

Investments accounted through equity method
Associates	0	0	211,881	5,645	0	141,591	359,117	0	359,117
Joint Ventures	339,483	0	326,553	0	0	23,310	689,346	0	689,346
Segment liabilities	187,403	74,458	150,801	273,945	13,409	5,885,411	6,585,427	0	6,585,427

Geo graphical information on non- current assets (**)
Chile	2,695,193	340,135	3,573,964	469,836	15	273,874	7,353,017	1,048	7,354,065
Foreign countries	834,659	21,228	1,434,819	1,042,327	29,412	135,708	3,498,153	0	3,498,153
Non- current assets, Total	3,529,852	361,363	5,008,783	1,512,163	29,427	409,582	10,851,170	1,048	10,852,218

(*)	Other than financial instruments, deferred tax assets, post-employment benefit assets rights arising under insurance contracts.
(**)	non-current assets other than financial instruments, deferred tax assets, post-employment benefit assets, and rights arising under insurance contracts

Year ended December 31, 2011	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Revenues from external customers	2,161,214	734,889	164,079	1,289,737	24,576	0	4,374,495	0	4,374,495
Revenues from transactions with other operating segments	37,789	127	938,335	19,629	30,821	0	1,026,701	(1,026,701)	0

Finance income	0	0	0	0	0	24,589	24,589	0	24,589
Finance costs	0	0	0	0	0	(196,356)	(196,356)	0	(196,356)
Net finance costs	0	0	0	0	0	(171,767)	(171,767)	0	(171,767)

Depreciation and amortizations	138,150	19,667	11,255	54,999	3,973	2,692	230,736	0	230,736
Sum of significant income accounts	160,075	110	230,324	3,446	0	0	393,955	0	393,955
Sum of significant expense accounts	16,791	11,701	16,503	12,123	0	0	57,118	0	57,118

Profit (loss) of each reportable segment	819,640	70,188	80,142	123,290	5,785	(478,259)	620,786	0	620,786

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	0	0	0	0	0	(1,012)	(1,012)	0	(1,012)

Joint ventures	740	0	(14,766)	0	0	3,141	(10,885)	0	(10,885)

Income tax expense	0	0	0	0	0	(152,499)	(152,499)	0	(152,499)

Amounts of additions to non-current assets (*)

Acquisition of property, plant and equipment and biological assets	251,607	78,270	173,075	232,613	1,786	956	738,307	0	738,307

Acquisition and contribution of investments in associates and joint venture	162,256	0	256,167	0	0	8,306	426,729	0	426,729

Geographical information on revenues

Revenue - Chilean entities	1,909,154	671,398	96,523	688,730	720	0	3,366,525	0	3,366,525

Revenue - Foreign entities	252,060	63,491	67,556	601,007	23,856	0	1,007,970	0	1,007,970
Total Ordinary Income	2,161,214	734,889	164,079	1,289,737	24,576	0	4,374,495	0	4,374,495

Year ended December 31, 2011	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets (***) (****)	4,106,354	573,776	5,499,282	1,584,328	46,379	755,421	12,565,540	(13,362)	12,552,178
Investments accounted through equity method
Associates	0	0	218,972	0	0	120,325	339,297	0	339,297
Joint Ventures	194,551	0	329,357	0	0	23,501	547,409	0	547,409
Segment liabilities (***) (****)	156,973	54,004	134,171	263,375	14,119	4,899,386	5,522,028	0	5,522,028

Geographical information on non-current assets (**)
Chile	2,706,137	285,880	3,545,443	386,112	22	209,920	7,133,514	1,367	7,134,881
Foreign countries	669,833	23,443	1,449,220	667,069	33,435	111,637	2,954,637	0	2,954,637
Non-current assets, Total (***)	3,375,970	309,323	4,994,663	1,053,181	33,457	321,557	10,088,151	1,367	10,089,518

(*)	Other than financial instruments, deferred tax assets, post-employment benefit assets rights arising under insurance contracts.
(**)	non-current assets other than financial instruments, deferred tax assets, post-employment benefit assets, and rights arising under insurance contracts
(***)	At December 31, 2011 includes revise of ThUS $ 69,806 corresponding to lease contracts. (See Note 5)
(****)	At December 31, 2011 includes revise of ThUS $ 24,650 corresponding to presentation of hedging derivative contracts (See Note 5)

Year ended December 31, 2010	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Revenues from external customers	1,866,517	620,816	156,217	1,102,360	21,474	0	3,767,384	0	3,767,384
Revenues from transactions with other operating segments	29,340	44,753	663,524	16,592	23,741	0	777,950	(777,950)	0

Finance income	0	0	0	0	0	15,761	15,761	0	15,761
Finance costs	0	0	0	0	0	(207,519)	(207,519)	0	(207,519)
Net finance costs	0	0	0	0	0	(191,758)	(191,758)	0	(191,758)

Depreciation and amortizations	145,254	18,833	10,211	52,764	3,891	2,702	233,655	0	233,655
Sum of significant income accounts	116,666	2,672	221,501	5,838	0	0	346,677	0	346,677
Sum of significant expense accounts	3,829	7,058	11,392	2,979	296	0	25,554	0	25,554

Profit (loss) of each reportable segment	891,802	64,774	94,639	172,920	3,037	(526,423)	700,749	0	700,749

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	0	0	0	0	0	1,906	1,906	0	1,906
Joint ventures	(1,117)	0	(6,988)	0	0	(1,494)	(9,599)	0	(9,599)

Income tax expense	0	0	0	0	0	(198,018)	(198,018)	0	(198,018)

Non-monetary asset disbursements of the segment

Acquisition of property, plant and equipment and biological assets	312,258	55,224	192,199	72,281	1,358	466	633,786	0	633,786
Acquisition and contribution of investments in associates and joint venture	9,650	0	29,909	6,977	0	8,000	54,536	0	54,536

Geo graphical information on revenues
Revenue - Chilean entities	1,599,750	561,495	100,342	577,166	1,525	0	2,840,278	0	2,840,278
Revenue - Foreign entities	266,767	59,321	55,875	525,194	19,949	0	927,106	0	927,106
Total Ordinary Income	1,866,517	620,816	156,217	1,102,360	21,474	0	3,767,384	0	3,767,384

NOTE 25.	OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

Current non-financial assets	12-31-2012 ThU.S.$	12-31-2011 ThU.S.$
Current roads to amortize	69,441	66,667
Prepayment to amortize (insurance y others)	29,591	22,059
Recoverable taxes (Relating to purchases)	100,360	111,782
Other current non financial assets	8,497	6,688
Total	207,889	207,196

Non current non-financial assets	12-31-2012 ThU.S.$	12-31-2011 ThU.S.$
Non Current roads to amortize	103,026	76,678
Guarantee values	737	3,208
Recoverable taxes (Relating to purchases)	12,457	12,573
Other non current non financial assets	9,034	7,442
Total	125,254	99,901

Current non financial liabilities	12-31-2012 ThU.S.$	12-31-2011 ThU.S.$
Provision of minimum dividend (1)	47,259	161,707
ICMS tax payable	25,818	18,615
Other tax payable	13,295	31,488
Other Current non financial liabilities	5,857	7,382
Total	92,230	219,192

(1)	Provision includes a minimum dividend of subsidiary minority.

Non current non financial liabilities	12-31-2012 ThU.S.$	12-31-2011 ThU.S.$
ICMS tax payable	100,589	120,235
Other non current non financial liabilities	815	4,354
Total	101,404	124,589

NOTE 26.	DISTRIBUTABLE NET INCOME AND EARNINGS PER SHARE

Distributable net income

As a general policy, the Board of Directors of Arauco agreed that the net income to be distributed as dividend is determined based on realized gains/(losses), net of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net income during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net income of the Company, which is the same considered for calculating the minimum dividend required and additional dividend, the following unrealized gains/losses are excluded from the net income for the year:

1)	Unrealized gains/losses relating to the fair value recorded for forestry assets under IAS 41, adding them back to net income when they are realized through sale or disposed of by other means.

2)	Those generated through the acquisition of entities. These results will be added back to net income when they are realized through sale.

3)	The deferred taxes associated with the amounts described in 1) and 2) above are also excluded.

The following table details the adjustments made for the determination of distributable net income as of December 31, 2012, 2011 and 2010 in order to determine the provision of 40% of the distributable net income for each year:

December 31, 2012 Distributable Net Income ThU.S.$
Net income attributable to owners of parent	135,813
Adjustments:
Biological Assets
Unrealized gains/losses	(231,763)
Realized gains/losses	238,846
Deferred income taxes	(11,945)
Effect on the opening balance of biological assets due to change in tax rate	55,043
Total Biological Assets	50,181
Gain from a bargain purchase	(25,148)
Total adjustments	25,033
Distributable Net Income	160,846

December 31, 2011 Distributable Net Income ThU.S.$
Net income attributable to owners of parent	612,553
Adjustments
Biological Assets
Unrealized gains/losses	(229,889)
Realized gains/losses	253,019
Deferred income taxes	(11,770)
Total adjustments	11,360
Distributable Net Income	623,913

December 31, 2010 Distributable Net Income ThU.S.$
Net income attributable to owners of parent	694,750
Adjustments
Biological Assets
Unrealized gains/losses	(221,502)
Realized gains/losses	200,320
Deferred income taxes	(1,744)
Biological Assets (net)	(22,926)
Gain from a bargain purchase	(1,113)
Total adjustments	(24,039)
Distributable Net Income	670,711

The Company expects to maintain its policy of distributing 40% of its net distributable income as dividends for all future fiscal years, but will also consider the alternative of distributing a provisional dividend at year end.

The line Other current non-financial liabilities included in the Consolidated Balance Sheet as of December 31, 2012 in the amount of ThU.S.$92,230, presents a total of ThU.S.$47,019, corresponds to the provision of minimum dividend recorded by the Parent Company for the year 2012, deducting the interim dividend equivalent to ThU.S.$17,321, paid on December 12, 2012.

Basic and diluted earnings per share

Basic earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

Earnings (losses) per share	2012 ThU.S.$	2011 ThU.S.$	2010 ThU.S.$
Profit or loss attributable to ordinary equity holder of parent	135,813	612,553	694,750
Weighted average of number of shares	113,152,446	113,152,446	113,152,446
Basic earnings per share (in US$ per share	1.20	5.41	6.14

NOTE 27.	EVENTS AFTER THE REPORTING PERIOD

The authorization for the issuance and publication of these Consolidated Financial Statements for the year ended December 31, 2012 was approved by the Board of Directors of Arauco (the “Board”) at the Extraordinary Session No. 482 held on March 8, 2013.

Subsequent to December 31, 2012 and until the date of issuance of these financial statements, there have been no events that could materially affect the presentation of these financial statements.