Form 20-F
period 2013-12-31
ARAUCO & CONSTITUTION PULP INC
filed 2014-04-30
CIK 1004156

As filed with the Securities and Exchange Commission on April 29, 2014

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR

15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

E-mail: gianfranco.truffello@arauco.cl

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

Title of each class:
5.625% Notes due 2015
7.50% Notes due 2017
7.25% Notes due 2019
5.00% Notes due 2021
4.75% Notes due 2022

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Shares of Common Stock, without par value: 113,159.655.

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

Unless otherwise specified, all references to “$”, “U.S.$”, “U.S. dollars” or “dollars” are to United States dollars; references to “Chilean pesos” or “Ch$” are to Chilean pesos; references to “Argentine pesos” or “AR$” are to Argentine pesos; references to “Brazilian reals” or “R$” are to Brazilian reals; references to “€” or “euro” are to the euro, the single European currency established pursuant to the European Economic and Monetary Union; and references to “UF” are to Unidades de Fomento. The UF is a unit of account that is linked to, and adjusted daily to reflect changes in, the Chilean consumer price index reported by the Chilean National Institute of Statistics (Instituto Nacional de Estadísticas). As of December 31, 2013, one UF equaled U.S.$44.43 and Ch$23,306.56.

PRESENTATION OF FINANCIAL DATA

This report includes the audited consolidated financial statements of Arauco and our subsidiaries as of December 31, 2013 and 2012 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2013, 2012 and 2011 (collectively, the “audited consolidated financial statements” or “financial statements”). In addition, this report includes selected financial information for the periods ended December 31, 2013, 2012, 2011, 2010 and 2009.

For your convenience, this annual report contains certain translations of Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, the U.S. dollar equivalent for information in Chilean pesos is based on the observed exchange rate reported by Banco Central de Chile, the Central Bank of Chile, which we refer to as the “Central Bank of Chile” or the “Central Bank.” The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. On December 31, 2013, the observed exchange rate for Chilean pesos was Ch$524.61to U.S.$1.00, and on April 28, 2014, the observed exchange rate, as published in the Official Gazzette on April 29, 2014, was Ch$559.50 to U.S.$1.00. You should not construe these translations as representations that the Chilean peso amounts actually represent such dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. See “Exchange Rates.” Unless otherwise specified, references to the devaluation or the appreciation of the Chilean peso against the U.S dollar are in nominal terms (without adjusting for inflation) based on the observed exchange rates published by the Central Bank of Chile for the relevant period.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial information as of December 31, 2009, 2010, 2011, 2012 and 2013 and for each of the five years then ended is derived from, should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements which have been prepared in accordance with the International Financial Reporting Standards or “IFRS”, as issued by the International Accounting Standards Board (“IASB”).

	As of and for the year ended December 31, U.S.$ thousand(1)
	2009	2010	2011(10)	2012(10)	2013
INCOME STATEMENT DATA
Revenue	3,097,448	3,767,384	4,374,495	4,298,663	5,145,500
Cost of sales	(2,152,535)	(2,276,446)	(2,882,455)	(3,163,432)	(3,557,210)
Gross profit	944,913	1,490,938	1,492,040	1,135,231	1,588,290
Other income	181,383	378,480	475,014	408,251	385,055
Distribution costs	(374,641)	(381,933)	(477,628)	(452,760)	(523,587)
Administrative expenses	(249,340)	(323,916)	(415,521)	(479,625)	(544,694)
Other expenses	(57,978)	(49,063)	(90,313)	(105,325)	(136,812)
Other gains (losses)	64,102	0	0	16,133	0
Financial income	19,313	15,761	24,589	23,476	19,062
Financial costs	(193,872)	(207,519)	(196,356)	(236,741)	(232,843)
Share of profit (loss) of associates and joint ventures accounted for using equity method	6,621	(7,693)	(11,897)	18,933	6,260
Exchange rate differences	17,632	(16,288)	(26,643)	(17,245)	(11,797)
Income before income tax	358,133	898,767	773,285	310,328	548,934
Income tax	(53,537)	(198,018)	(152,499)	(166,787)	(130,357)

Net income	304,596	700,749	620,786	143,541	418,577
BALANCE SHEET DATA
Current assets	2,272,313	3,152,116	2,462,660	2,785,517	2,808,321
Property, plant and equipment	4,969,753	5,088,745	5,393,978	6,816,742	7,137,467
Biological assets(2)	3,757,528	3,790,958	3,744,584	3,610,572	3,635,246
Total assets	11,413,827	12,506,332	12,552,178	14,259,614	14,493,395
Total current liabilities	951,413	1,209,061	1,031,945	1,546,728	1,682,016
Total non-current liabilities	4,079,981	4,456,696	4,490,083	5,747,127	5,766,839
Total equity	6,382,433	6,840,575	7,030,150	6,965,759	7,044,540
CASH FLOW DATA
Net cash flow from operating activities	751,025	1,137,275	980,517	442,394	897,720
Net cash flow from investing activities	(717,291)	(669,414)	(1,207,137)	(1,345,849)	(687,620)
Net cash flow from financing activities	302,372	33,852	(481,184)	1,055,482	(7,776)

Net change in cash	336,106	501,713	(707,804)	152,027	202,324
OTHER FINANCIAL DATA
Capital expenditures(3)	362,690	595,520	748,272	1,186,374	942,638
Depreciation and amortization	207,415	233,655	230,737	252,381	317,647
Fair value cost of timber harvested(4)	198,675	271,515	335,142	311,821	320,894
EBIT(4)	532,692	1,090,525	945,052	523,593	762,715
Adjusted EBITDA(4)	765,618	1,390,482	1,307,685	861,745	1,143,382
Adjusted EBITDA/total interest expense	3.95	6.70	6.66	3.64	4.91
Adjusted EBITDA/sales revenue	24.7%	36.9%	29.9%	20.0%	22.2%
Average debt(5)/EBITDA	3.82	2.39	2.55	4.80	4.37
Total debt(6)	3,202,919	3,449,569	3,283,107	4,962,116	5,026,494
Total debt(6)/ capitalization(7)	33.4%	33.5%	31.8%	41.6%	41.6%
Total debt(6)/ equity attributable to parent company	51.1%	51.2%	47.3%	72.0%	71.9%
Ratio of earnings to fixed charges(8)	2.7	5.1	4.8	2.0	3.0
Working capital(9)	1,320,900	1,943,055	1,430,715	1,238,789	1,126,305
Number of shares	113,152,446	113,152,446	113,152,446	113,152,446	113,159,655
Net income per share	2.66	6.14	5.41	1.2	3.4
Dividends paid	135,175	158,781	291,512	196,816	140,054
Dividends per share (U.S.$ per share)	1.19	1.40	2.58	1.74	1.24

(1)	The years 2012 and 2013 include our 50% share of our joint operation with Stora Enso Oyj, Montes del Plata, in Uruguay.
(2)	Biological assets refer to our forests and long-standing trees.
(3)	Includes capital expenditures in respect of property, plant and equipment and biological assets accrued for the period. Excludes acquisition of companies.
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

	As of and for the year ended December 31,
	2009	2010	2011	2012(10)	2013
	(in thousands of U.S.$, except ratios and per share data)
Net income	304,596	700,749	620,786	143,541	418,577
(+) Financial costs	193,872	207,519	196,356	236,741	232,843
(-) Financial income	(19,313)	(15,761)	(24,589)	(23,476)	(19,062)
(+) Income Tax	53,537	198,018	152,499	166,787	130,357
EBIT	532,692	1,090,525	945,052	523,593	762,715
(+) Depreciation and amortization	207,415	233,655	230,737	252,381	317,647
EBITDA	740,107	1,324,180	1,175,789	775,974	1,080,362
(+) Fair value cost of timber harvested	198,675	271,515	335,142	311,821	320,894
(-) Gain from changes in fair value of biological assets	(155,532)	(221,501)	(229,889)	(243,295)	(269,671)

(+) Exchange rate differences	(17,632)	16,288	26,643	17,245	11,797

Adjusted EBITDA	765,618	1,390,482	1,307,685	861,745	1,143,382

(5)	Average debt is calculated as the average between the beginning and the end of the applicable year.
(6)	Total debt is calculated as the sum of other current financial liabilities and other non-current financial liabilities, less hedging instruments.
(7)	Capitalization is calculated as total debt, including accrued interest, plus equity attributable to the parent company.
(8)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest expense (including capitalized interest) and amortization of any discount and issuance costs related to our offerings of debt securities.
(9)	Working capital is calculated by subtracting current liabilities from current assets.
(10)	Numbers for year 2012 have been restated applying IFRS 11, see note 2 of consolidated financial statements.

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

	Daily Observed Exchange Rate
Year Ended December 31,	High	Low	Average(1)	Period-End
	Ch$ per U.S.$
2009	643.87	491.09	559.67	507.10
2010	549.17	468.01	510.22	468.01
2011	533.74	455.91	483.57	519.20
2012	519.69	469.65	486.59	479.96
2013	532.97	467.38	495.00	523.76
Months (2013-2014)
November	528.19	507.640	519.25	528.19
December	533.95	523.76	529.45	523.76
January	553.84	527.53	538.36	553.84
February	563.32	546.94	555.66	559.38
March	573.24	550.53	563.45	551.18
April (through April 28)	563.76	544.96	554.51	559.50

Source: Central Bank of Chile

(1)	For each year, the average of the month-end exchange rates for the relevant year. For each month, the average daily exchange rate for the relevant month.

On April 28, 2014, the observed exchange rate, as published in the Official Gazzette on April 29, 2014, was Ch$559.50 to U.S.$1.00.

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

Prices for many of the products we sell can fluctuate significantly. The price of commodities such as pulp, panels and sawn timber has a high correlation with international prices. Consequently, the prices that we are able to charge for these products are highly dependent on prevailing international prices. Historically, such prices have been subject to substantial variation. For example, during the period from January 1, 2011 to December 31, 2013, the average price for Norscan bleached softwood kraft market pulp (pulp produced in Canada and Northern Europe sold to manufacturers of paper products delivered in Northern Europe, or NBSK), which is the benchmark for softwood bleached pulp, ranged from a low of U.S.$762.18 per tonne in October 2012 to a high of U.S.$ 1,023.10 per tonne in July 2011. During the last quarter of 2008 and the first quarter of 2009 there was a very rapid and significant reduction in the international prices of the products we sell and commodity prices in general as a result of the global financial crisis. In the second half of 2009, the international prices of the products we sell and commodity prices in general increased up to pre-financial crisis levels and continued at high levels in 2010 and the first half of 2011. In the second half of 2011, pulp prices started to decline. During 2012, prices for bleached hardwood kraft pulp increased steadily, but did not reach the 2011 average price. In 2012, the average price for NBSK continued to decline until September, increasing during the fourth quarter. During 2013 average prices of our products increased compared to those of 2012, due to an improvement of the U.S. real estate and construction market and higher demand of pulp in Asia. Notwithstanding these recent increases in our prices, severe global economic conditions may exert downward pressure on commodity prices, including the international prices of the products we sell, which could result in material and adverse declines in our revenues, results of operations and financial condition. We have no control over the factors that cause prices to change which include, among others:

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

The global economy, and in particular global industrial production, is the primary driver of demand for pulp, paper and wood products. Global industrial production dropped during the second half of 2008 and first half of 2009 due to the financial crisis and global economic conditions, resulting in a significant and widespread contraction in demand for pulp, paper and wood products. A continued decrease in the level of activity in either the domestic or the international markets within which we operate could adversely affect the demand and the price of our products and thus our cash flows and operational and financial results. Due to this downturn in global industrial production, our pulp segment experienced significant price declines in the last quarter of 2008 and the first quarter of 2009, which severely affected our results. In addition, the significant downturn in the home-building industry in the United States and Europe resulted in increased inventories of available new homes, significant declines in home prices, loss of home-equity values and loss of consumer confidence and demand. As a result of these events, our plywood and panel sales were adversely affected, continuing a downward trend both in volume and price across all markets. Our medium-density fiberboard molding sales also experienced a sharp decline in volume mainly due to the lower activity in the United States and Canadian construction markets. Our wood products segment, which is also highly dependent on the strength of the home-building industry, experienced decreases in its prices of and demand for its products. The decrease in demand of sawn timber products due primarily to the credit crisis and downturn in the real estate market in the United States resulted in our decision to close five sawmills in 2008 and 2009. In this context our Bossetti sawmill in Argentina was also closed in 2010.

Since late 2009, high levels of sovereign debt and insufficient public sector revenues have resulted in a European sovereign debt crisis. During this crisis, credit rating agencies downgraded the credit ratings of many of the Eurozone governments, including Greece, Spain, Italy, Portugal and France, among others. During 2011 and 2012, the deepening of this crisis caused a general economic downturn in Europe, which negatively affected the banking and credit systems, employment and production. As a result, demand and prices for pulp and wood products have declined in the European market. Export sales of our sawn timber products to Asia accounted for 37.0% of our sales revenue in 2013 compared to 32.8% in 2012 and 38.6% in 2011, and export sales of our wood products to North America accounted for 26.8% of our sales revenue in 2013 compared to 35.5% in 2012 and 36.7% in 2011. Our business, financial condition, results of operations and cash flows could be materially and adversely affected if the economic conditions in Asia, Europe, the United States and elsewhere abroad deteriorate, and if we are unable to reallocate our sawn timber and other products to other markets on equally beneficial terms, which could require us to recognize additional impairment charges.

We depend on free international trade as well as economic and other conditions in our principal export markets.

In 2013, export sales, defined as sales out of the country where our goods were produced, accounted for 59.9% of our total sales revenues. During this period, 50.7% of our export sales were to customers in Asia, 20.0% to customers in North America, 13.5% to customers in Europe, 10.7% to customers in Central and South America and 5.0% to customers in other countries. As a result, our results of operations and cash flows depend, to a significant degree, on economic, political and regulatory conditions in our principal export markets. Our ability to compete effectively in our export markets could be materially and adversely affected by a number of factors beyond our control, including deterioration in macroeconomic conditions, exchange rate volatility, government subsidies, and the imposition of increased tariffs or other trade barriers. If our ability to sell our products competitively in one or more of our principal export markets were impaired by any of these developments, it might be difficult to re-allocate our products to other markets on equally favorable terms and our business, financial condition, results of operations and cash flows might be adversely affected.

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

The suspension of our operations in Chile resulted in significant asset impairment charges due to earthquake-related damage to property and inventories as well as a significant decrease in our sales volumes due to plant closures which had an adverse effect on our results of operations and cash flows. Our insurance policies provided coverage for damages to our property, plant, equipment and inventories and for business interruption caused by such damages up to an aggregate amount of U.S.$650 million, with a deductible of U.S.$3 million for property damage and a deductible of 21 days for business interruption. On November 15, 2011, we and the insurers accepted the final report of the insurance adjusters. In accordance with such final report, we received a total recovery of U.S.$532.0 million. We cannot assure you that we will not experience other suspensions or interruptions or unexpected damage to our property as a result of other earthquakes, aftershocks, tsunamis, any related repair and maintenance or other consequences associated with such events, any of which could have a material and adverse effect on our revenue, results of operations and financial condition.

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

We have been subject to a number of environmental administrative and judicial proceedings in Chile, including proceedings related to the Valdivia Mill (2004-2005), the Arauco Mill (2004), the Nueva Aldea Complex (2004-2005) and the Licancel Mill (2007). As a result of these proceedings, we have been subject to monetary fines as well as sanctions, including orders to suspend or limit our operations. In the United States, our Moncure mill is subject to an administrative proceeding by the North Carolina Department of Environment and Natural Resources. We negotiated a settlement that included a monetary fine and a requirement to replace certain emissions control equipment. Additional proceedings, enforcement actions or claims related to compliance with environmental requirements or alleged environmental damages may also be brought against us in the future. Any such proceedings or claims may have an adverse effect on our business, financial condition, results of operations and cash flows. See “Item 3. Key Information—Risk Factors—Risks Relating to Us and the Forestry Industry—Environmental concerns led to the temporary suspension of our operations at the Valdivia Mill in 2005 and at the Licancel Mill in 2007, which adversely affected, and in the future may continue to adversely affect, our business, financial condition, results of operations and cash flows.”

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

In February 2010, through Exempt Resolution No. 27/2010, the COREMA approved this environmental impact study subject to additional conditions, certain of which we challenged before the Directive Council primarily because they would have prohibited the discharge of wastewater into the Cruces River under any circumstance, including emergencies. On October 23, 2012, the Committee of Ministers passed Exempt Resolution No. 1052, which upheld in part our appeal in permitting the discharge into the Cruces River upon the occurrence of certain contingencies that may affect the normal functioning of the conduction system and/or outfall, including bombings or sabotage, natural disasters, or accidents caused by third parties. On March 29, 2010, two Chilean individuals filed a reclamation action (recurso de participación ciudadana) before the COREMA of the Fourteenth Region of Chile, challenging Exempt Resolution No. 27/2010. On April 30, 2013, the Committee of Ministers passed Exempt Resolution No. 391, which upheld in part such reclamation action, modifying paragraph 4.8.3, and updating tables 8, 9.a and 9.b of the Exempt Resolution No. 27/2010 (thereby establishing new effluent discharge limits for 13 parameters, including total chromium, total hydrocarbons, sulfur, oil and grease, suspended solids and phosphorus).

The construction and operation of the pipeline is subject to many environmental, regulatory, engineering and political uncertainties. As a result, we cannot provide any assurances that the project will be completed. If the installation of the pipeline is delayed for reasons attributable to us, we may face sanctions that include warnings, fines or the revocation of the Valdivia Mill’s environmental permit for operation. Alternatively, if any delays are attributable to reasons beyond our control, we believe that the environmental authorities should extend the applicable deadlines. However, we can provide no assurances that any deadline extensions would be granted, even if we comply with all the requirements that may be set forth by those authorities. See “Item 4. Information on the Company—Description of Business—Pulp—Pulp mills—Chile—Valdivia Mill” and “Item 8. Financial Information—Legal Proceedings.”

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

Licancel Mill

In June 2007, our operations at the Licancel Mill, a pulp mill located in the Seventh Region of Chile, became subject to environmental scrutiny by Chilean environmental regulators and the public, due to the death of fish in the Mataquito River, approximately 15 kilometers downstream of the mill. As a result, in June 2007, Chilean authorities, including the health authorities and the Superintendencia de Servicios Sanitarios (Sanitary Services Superintendency), required that we suspend activities at the Licancel Mill and that we suspend any further discharges into the river. In 2007, we invested U.S.$8 million in a new effluent treatment system for the Licancel Mill, and the mill resumed operations during January 2008. On September 7, 2007, the National Defense Council instituted a civil lawsuit seeking reparations, damages and indemnification from us for environmental harm allegedly caused by the Licancel Mill. The National Defense Council agreed to terminate this lawsuit pursuant to an agreement with Arauco dated January 29, 2010. Nevertheless, we can offer no assurance that the Licancel Mill will be able to operate without further interruptions. Any future suspension of operations at the Licancel Mill would adversely affect our business, financial condition, results of operations and cash flows. We estimate that the suspension of operations at the Licancel Mill resulted in a total loss of profits of U.S.$24 million.

We are subject to legal proceedings related to our mills which could adversely affect our business, financial condition, results of operations and cash flows.

In April 2005, the National Defense Council (Consejo de Defensa del Estado), the Chilean national agency that institutes legal proceedings on behalf of the Chilean government, instituted a civil lawsuit seeking reparations, damages and indemnification from us for environmental harm caused in the Carlos Anwandter Nature Sanctuary allegedly caused by the effluent discharges from our Valdivia Mill. The National Defense Council did not quantify the damages it was seeking in connection with the Valdivia Mill lawsuit. On July 27, 2013, a civil court of Valdivia ruled that the alleged environmental events were mainly caused by the Valdivia Mill. The Company decided to not appeal this ruling, in order to create the conditions to shortly begin an effective implementation of measures in favor of that Nature Sanctuary, without the delay of further legal deadlines. As of the date of this annual report, the

Company has agreed with the National Defense Council to an indemnification amount of approximately U.S.$5,000,000, which is in addition to another amount of U.S.$5,000,000, which will be designated for social programs for the benefit of the community of Valdivia. There are four additional measures ordered by the ruling (though not included in the agreement with the National Defense Council), which are being discussed by the members of the the Social Council (Consejo Científico Social), which includes representatives from Arauco, the National Defense Council, academic institutions, NGOs and public authorities. These measures are: (i) conducting a study, within one year, undertaken by an interdisciplinary committee of experts, about the current status of the wetland; (ii) creating an artificial sentinel wetland for representative species, upriver from the discharge of effluents; (iii) implementation of a monitoring program of environmental impact, within a five-year period; and (iv) creating a new research center focused on wetlands (Centro de Investigación de Humedales).

Since the end of 2004, we have been subject to various criminal proceedings relating to alleged violations of several environmental laws in Chile, some of which have been either terminated or abandoned by the prosecutor (decisión de no perseverar) as of the date of this annual report. See “Item 8. Financial Information—Legal Proceedings.” The commencement of similar criminal proceedings against Arauco at any time in the future could adversely affect some of our mills. We can neither predict the likelihood that we will face such similar proceedings in the future, nor the likely outcome or impact of any such proceedings.

We are also subject to certain administrative proceedings as a result of a pipe leakage in the Nueva Aldea Mill in 2013, and the death of fish in the Cruces River in January 2014, close to the Valdivia Mill effluent discharge, both events which are currently under investigation by the competent authorities. We cannot assure you that, as a result of such proceedings, our mills will be able to operate without interruption. Any such interruption, or unexpected costs to resolve such proceedings, could have a material and adverse effect on our business, financial condition, results of operations and cash flows.

We are subject to a substantial tax claim in Argentina.

On December 14, 2007, the Administración Federal de Ingresos Públicos (“AFIP”), Argentina’s internal revenue service, notified our Argentine subsidiary, Alto Paraná S.A. (“Alto Paraná”), of a claim for alleged unpaid taxes for fiscal years 2002, 2003 and 2004 in the aggregate amount of AR$418 million (or approximately U.S.$105 million at the then-current exchange rate) including principal, interest and penalties accrued through such date, arising from a dispute regarding certain income tax deductions (related to debt issued by Alto Paraná in 2001 and repaid in 2007) taken by Alto Paraná and rejected by the AFIP. On February 8, 2010, the Tribunal Fiscal de la Nación, Argentina’s tax court, issued an administrative ruling requiring that Alto Paraná pay the AFIP’s claim in full.

Alto Paraná appealed this administrative ruling to the Court of Appeals, in addition to filing an injunctive action requesting that the court stay Alto Paraná’s payment obligation until resolution of its pending appeal. On May 13, 2010, the Court of Appeals granted an injunction of Alto Paraná’s payment obligation in exchange for the posting of a surety bond in the amount of AR$633.6 million (or approximately U.S.$129 million at the then-current exchange rate). On December 28, 2012, the Court of Appeals dismissed Alto Paraná’s appeal. Alto Paraná appealed this decision before the Argentine Supreme Court of Justice (“Supreme Court”). On April 23, 2013, the appeal was granted. Since May 29, 2013, the appeal is currently under consideration by the Supreme Court. The injuction granted by the Court of Appeals is still in force.

We can offer no assurance that the Supreme Court will issue a ruling favorable to us. If the Supreme Court upholds the decision of the Court of Appeals, Alto Paraná will be required to satisfy the above-mentioned claim, an outcome that would have an adverse effect on our financial condition and results of operations. For more information regarding this claim or any other substantial tax claim in Argentina, see “Item 8. Financial Information—Legal Proceedings—Tax Litigation in Argentina.”

Our ability to access local and international credit or capital markets may be restricted at a time when we need financing, which could have a material adverse effect on our flexibility to react to changing economic and business conditions.

As of December 31, 2013, we had approximately U.S.$5,026.5 million of outstanding indebtedness. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Contractual obligations.” In light of the current economic environment, we may be unable to access, or we may be restricted in accessing, credit and capital markets to satisfy our financing needs, or we may not be able to refinance our existing indebtedness on terms that are favorable to us or at all. If we are unable to refinance our indebtedness as it becomes due, or if we refinance such indebtedness on terms that are not favorable to us, our business, results of operations and financial condition could be materially and adversely affected.

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

A material disruption at any of our manufacturing, processing or remanufacturing facilities could prevent us from satisfying customer demand for our products, meeting our production targets and/or require us to make unplanned capital expenditures, resulting in lower sales, which would have a negative effect on our financial results. Our Chilean facilities are located in a region known for seismic activity that exposes our facilities in Chile to the risk of earthquakes and in some areas, to subsequent tsunamis. In addition, our facilities (or any of our machines within an otherwise operational facility) could cease operations unexpectedly due to a number of events, including:

•	unscheduled maintenance outages;

•	prolonged power failures;

•	an equipment failure;

•	fires, floods, hurricanes or other adverse weather;

•	disruptions in the transportation infrastructure, including roads, bridges, railroad tracks and tunnels;

•	a chemical spill or release;

•	explosion of a boiler;

•	the effect of a drought or reduced rainfall on its water supply;

•	labor difficulties;

•	terrorism or threats of terrorism;

•	domestic and international laws and regulations applicable to our Company and our business partners, including joint operation partners, around the world; and

•	other operating problems.

Disease or fire could affect our forests and manufacturing processes and, in turn, adversely affect our business, financial condition, results of operations and cash flows.

Our operations are subject to various risks affecting our forests and manufacturing facilities, including disease and fire. Although to date certain pests and diseases afflicting radiata or taeda pine plantations in other parts of the world have not significantly affected the forestry industries in Chile, Argentina, Brazil and Uruguay, these pests or diseases do migrate and may significantly affect the forestry industries in Chile, Argentina, Brazil or Uruguay in the future. Similarly, forest fires are always a risk, particularly during low rainfall conditions. We do not maintain insurance against pests, diseases or, in certain areas, fires that could affect our forests, and as a result our business, financial condition, results of operations and cash flows could be adversely affected if any of these risks were realized.

Commencing on December 31, 2011, wildfires, exacerbated by high temperatures and strong winds, broke out in the Eighth Region of Chile. As a result, the fires destroyed our Nueva Aldea plywood mill and approximately 8,200 hectares of our forest plantations. The affected forest plantations represent approximately 0.8% of our total forest plantations. Our Nueva Aldea plywood mill, which represented a cash investment of approximately U.S.$110 million, had an annual production capacity of 450,000 cubic meters, representing approximately 14.2% of our total panel production capacity at the time of the event. Although the plywood mill at Nueva Aldea and our forest plantations were insured, our insurance is subject to deductibles and caps, including a 15-day deductible relating to our business interruption insurance for the Nueva Aldea plywood mill. We received U.S.$143.1 million from these insurance policies. As of December 2013, the plywood mill at Nueva Aldea was rebuilt and is currently in the process of startup and commisioning. Its estimated annual production capacity is 350,000 cubic meters of plywood panels.

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

Approximately 29.1% of our employees in Chile, 48.3% of our employees in Argentina, 9.7% of our employees in Brazil and none of our employees in the United States or Canada were unionized as of December 31, 2013. In the past, certain work slowdowns, stoppages and other labor-related disruptions have adversely affected our operations.

In Chile, during 2013 we experienced a 4-day stoppage at the Horcones plywood mill in January 2013, caused by employees of third party contractors.

In Chile, we also experienced (i) a 4-day work stoppage in July 2012 at our Horcones Panel Mill located in Arauco, during which production resumed partially after the second day; (ii) a 10-day work stoppage in November 2009 at our Constitución, Arauco, Nueva Aldea, Horcones and Trupán-Cholguán complexes; (iii) a 3-day work stoppage in September 2009 at our Constitución, Valdivia, Arauco, Nueva Aldea, Horcones and Trupán-Cholguán complexes, each of which was caused by the employees of our third party forestry contractors at each of the respective facilities.

In Argentina, during 2011 and 2010, we experienced (i) a 3-day stoppage at Alto Paraná’s chemical mill in March 2011, as a result of a strike by the chemical union and (ii) a 4-day stoppage at Alto Paraná’s pulp mill in September 2010, as a result of a strike by the pulp union, but these strikes were limited to two hours per shift and did not materially affect operations. During 2013, we experienced (i) a 27-day stoppage at Alto Paraná’s Zarate mill in

April 2013, as a result of a strike by the construction union; (ii) a 2-day stoppage at Alto Paraná’s chemical mill in May 2013, as a result of a strike by the Santa Fe Federation of Labour; and (iii) a 1-day stoppage at Alto Paraná’s pulp mill in June 2013 and a 3-day stoppage at Alto Paraná’s pulp mill in October 2013, both as a result of a strike by the pulp union.

Our Brazilian operations have not experienced any work stoppages in the last five years.

In September 2011, we experienced a 12-day work stoppage of construction at the Montes del Plata joint operation, that we have with Stora Enso Oyj, in equal parts, in Uruguay, or “Montes del Plata.” During 2013, we experienced work stoppages equivalent to 30.8 days of construction at our Montes del Plata joint operation. These stoppages were caused by national and local strikes executed by the Uruguayan Construction Union.

Our Canadian and U.S. operations have not experienced any work stoppages in 2013 or 2012.

We renewed all of the collective-bargaining agreements that expired during 2013 in Chile. All of our collective-bargaining agreements in Chile are scheduled to expire during 2014, 2015, 2016 and 2017. We cannot assure you that a work slowdown, or a work stoppage or strike, will not occur prior to or upon the expiration of our labor agreements, and we are unable to estimate the adverse effect of any such work slowdown, stoppage or strike on our sales.

In addition, we depend to a significant extent on employees of contractors to which we outsource a wide range of services including management of certain of our plantations and transportation of raw materials and products. On July 1, 2012, we commenced the process of insourcing the operation of 13 sawn timber industrial facilities, which had previously been managed by third-party companies. In the process, we hired 2,900 employees of these third-party companies. As of December 31, 2013, we had contracts with approximately 1,855 contractors, who employed approximately 27,071 employees. Under Chilean and Brazilian labor legislation, we are secondarily liable for the payment of labor and the social security obligations owed to employees of our contractors. In Chile, in the event that we do not exercise the rights granted to us by the labor laws regarding the supervision of our contractors in their compliance of their labor and social security obligations, then our responsibility is elevated from secondary to joint and several, thus enabling an employee of a contractor to bring a claim relating to these obligations against both the contractor and us, as the party hiring such contractor, although the contractor would remain primarily liable for such obligations. Generally, we are also responsible for the health and safety conditions of the contractors’ workers and are obligated to ensure that the contractors comply with all obligations related to such conditions while such workers are performing activities for us within our corporate purpose.

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

As of December 31, 2013, 64.7% of our property, plant and equipment and forest assets were directly owned by the Company and our Chilean subsidiaries, and in 2013, 64.8% of our revenues were attributable to our Chilean operations. Accordingly, our business, financial condition, results of operations and cash flows depend, to a considerable extent, upon economic conditions in Chile. Future changes in the Chilean economy could adversely affect our business, financial condition, results of operations and cash flows and may impair our ability to proceed with our strategic plan of business. In addition, such changes may impact the market price of our securities.

The Chilean government has exercised and continues to exercise a substantial influence over many aspects of the economy. In this context, in April 2014, the Chilean Government sent a tax reform bill to Congress which, if finally approved, could result in a tax increase for Chilean companies. We have no control over and cannot predict how government intervention and policies will affect the Chilean economy or, directly and indirectly, our operations and revenues. Our operations and financial condition and the market price of our securities may be adversely affected by changes in policies involving exchange controls, taxation and other matters.

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

In addition, although Chilean law imposes restrictions on insider trading and price manipulation, applicable Chilean securities laws and regulations are different from those in the United States, and some investor protections available in the United States may not be available in the same form, or at all, in Chile.

Inflation in Chile may disrupt our business and have an adverse effect on our business, results of operations, financial condition and cash flows.

Chile has experienced high rates of inflation in the past, the highest of which occurred more than 20 years ago. The annual rates of inflation (as measured by changes in the consumer price index and as reported by the Chilean National Institute of Statistics) in 2009, 2010, 2011, 2012 and 2013 were -1.4%, 3.0%, 4.4%, 1.5% and 3.0% respectively. High levels of inflation in Chile could adversely affect the Chilean economy and have a material adverse effect on our revenues, results of operations, financial condition and cash flows. Changes in the rate of inflation in Chile could continue in the future. Due to the competitive pressures we face in each of our product lines, we may not be able to increase prices in lock-step with inflation, which could materially and adversely affect our revenues, results of operations, financial and cash flows.

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

In addition, as an international company operating in Chile and several other countries, we transact a portion of our business and have assets and liabilities in Chilean pesos and other non-U.S. dollar currencies, such as the Euro, the Argentine peso, the Uruguayan peso, the Brazilian real, the Colombian peso, the Mexican peso and the Canadian dollar, among others. To the extent that the Chilean peso depreciates against the U.S. dollar, our domestic sales revenues may be adversely affected when expressed in U.S. dollars. The same effects may occur for our domestic sales in Argentina, Brazil and Canada for revenues related to products sold in each of the respective local currencies. As a result, fluctuations in the exchange rates of such foreign currencies to the U.S. dollar may have a material adverse effect on our business, results of operations, financial condition and cash flows.

Risks Relating to Argentina

The economic conditions in Argentina may adversely affect our financial condition, results of operations and cash flows.

As of December 31, 2013, 9.9% of our property, plant and equipment and forest assets were owned by our Argentinean subsidiaries, and in 2013, 10.9% of our revenues were attributable to our Argentine operations. The financial condition and results of our Argentine operations, including the ability of our Argentine subsidiary Alto Paraná to raise capital, depend, to a certain extent, upon economic conditions prevailing in Argentina. See “Item 4. Information on the Company—Description of Business—History.”

In 2009, Argentina’s GDP growth slowed to 0.9% as a result of the global financial crisis, in 2010 it increased to 9.2%, in 2011 it decreased to 8.9%, in 2012 it decreased to 1.9% and in 2013 it increased to 3.0%. Depending on the future development of the economy of Argentina, over which we have no control, our business, financial condition, results of operations and cash flows could be adversely affected.

In addition, there are some aspects of the Argentine economy that could adversely affect our operations, including, among others, inflation, interest rates, foreign exchange controls and taxes. We have no control over and cannot predict how the Argentine economy could affect our operations and revenues in Argentina.

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

As of December 31, 2013, 8.5% of our property, plant and equipment and forest assets were owned by our Brazilian subsidiaries, and in 2013, 9.0% of our revenues were attributable to our Brazilian operations. See “Item 4. Information on the Company—Description of Businesss.” As a result of the foregoing, to a certain extent, our business, financial condition, results of operations and cash flows will be dependent on economic conditions in Brazil.

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on our business.

The Brazilian government has exercised and continues to exercise a substantial influence over many aspects of the Brazilian economy. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, wage and price controls, currency devaluations, capital controls and limits on imports. The business, financial condition, results of operations and cash flows of our Brazilian subsidiaries may be adversely affected by such matters, changes in policy or regulation involving tariffs and exchange controls, as well as by factors such as:

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

Brazil has, in the past, experienced high rates of inflation. More recently, Brazil’s rates of inflation were 4.3% in 2009, 5.9% in 2010, 6.5% in 2011, 5.8% in 2012 and 5.9% in 2013, as measured by the Brazilian consumer price index (Índice de Preços ao Consumidor-Amplo). In the past, inflation, governmental measures to combat inflation and public speculation about possible future actions have had significant effects on the Brazilian economy. Certain future measures, if taken by the Brazilian government, including interest rate increases, intervention in the foreign exchange market and actions to adjust or fix the value of the real may trigger increases in inflation, and consequently, have adverse economic impacts on the business, financial condition, results of operations and cash flows of our Brazilian subsidiaries.

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

For example, the real depreciated by 8.2% against the U.S. dollar in 2012, and depreciated by 12.8% in 2013. The exchange rate between the real and the U.S. dollar may continue to fluctuate and may rise or decline substantially from current levels.

Devaluation of the Brazilian real and currency instability may adversely affect our results of operation and financial condition in terms of U.S. dollars and could adversely affect the ability of our Brazilian subsidiaries to meet their foreign currency obligations in the future and could result in a monetary loss relating to these obligations.

Risks Relating to Uruguay

Economic conditions in Uruguay, and/or the failure of the Montes del Plata joint operation and its affiliates to service their debt, may have a direct impact on our financial condition, results of operations and cash flows.

As of December 31, 2013, 14.3% of our property, plant and equipment and forest assets were owned by the Montes del Plata joint operation and its affiliates in Uruguay, and in 2013, 0.4% of our revenues were attributable to the Uruguayan operations of Montes del Plata. See “Item 4. Information on the Company—Description of Business.”

We have made significant investments in Uruguay and we may make additional investments in Uruguay in the future. See “Item 4. Information on the Company—Description of Business.” As a result, our financial condition and results of operations may consequently depend, to a certain extent, on political and economic conditions in Uruguay. Certain future actions by the Uruguayan government, including, among others, actions with respect to inflation, interest rates, foreign exchange controls and taxes, could have a material adverse effect on our operations in Uruguay.

Risks Relating to the United States and Canada

Economic conditions in the United States and Canada may have a direct impact on our business, financial condition, results of operations and cash flows.

As of December 31, 2013, 0.7% of our property, plant and equipment and forest assets were owned by our U.S. subsidiaries, and in 2013, 2.7% of our revenues were attributable to our U.S. subsidiaries. See “Item 4. Information on the Company—Description of Business.”

As of December 31, 2013, 1.9% of our property, plant and equipment and forest assets were owned by our Canadian subsidiaries, and in 2013, 12.2% of our revenues were attributable to our consolidated Canadian subsidiaries, which includes our Canadian subsidiaries’ operations in the United States. See “Item 4. Information on the Company—Description of Business.”

As a result of the foregoing, to a certain extent, our business, financial condition, results of operations and cash flows will be dependent on economic conditions in the United States and Canada.

Risks Relating to Other Markets

Our business, earnings and prospects may be adversely affected by developments in other countries that are beyond our control.

Our business, financial condition, results of operations and cash flows depend, to a large extent, on the level of economic activity, government and foreign exchange policies and political and economic developments in our principal export markets. 93.3% of our total pulp sales in 2012 and 92.8% in 2013, as well as 49.0% in 2012 and 41.3% in 2013 of our total sales of forestry, wood and panel products were attributable to exports, principally to customers in Asia, the Americas and Western Europe. Our business, earnings and prospects, as well as our financial condition, results of operations, cash flows and the market price of our securities, may be materially and adversely affected by developments in these export markets relating to inflation, interest rates, currency fluctuations, protectionism, government subsidies, price and wage controls, exchange control regulations, taxation, expropriation, social instability or other political, economic or diplomatic developments. For example, certain target countries to which we export may impose buying restrictions in our industry, which may adversely affect our sales. We have no control over these conditions and developments which could adversely affect us and our business, financial condition, results of operations and cash flows or the price or market of our securities.

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

Since late 2009, high levels of sovereign debt and insufficient public sector revenues have resulted in a European sovereign debt crisis. During this crisis, credit rating agencies downgraded the credit ratings of many of the Eurozone governments, including Greece, Spain, Italy, Portugal and France, among others. During 2012, 2013 and the first quarter of 2014, the deepening of this crisis has caused a general economic downturn in Europe, which has negatively affected the banking and credit systems, employment and production. As a result, we may face difficulties in obtaining loans or we may incur higher debt servicing costs in connection with loans obtained from European financial institutions.

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

In October 2012, citing soft pulp prices and our increased leverage due to the Flakeboard acquisition and the construction of the pulp plant of our Montes del Plata joint operation in Uruguay, Fitch Ratings (“Fitch”) downgraded our foreign and local currency Issuer Default Ratings (IDR) to “BBB” from “BBB+”, in addition to downgrading our national scale rating from “AA (cl)” to “AA- (cl)”. Fitch also downgraded the foreign currency IDR of Alto Paraná, to “BBB” from “BBB+”. The unsecured debt issued by Alto Paraná and us was also downgraded to “BBB” and “AA- (cl)”, respectively, from “BBB+” and “AA”. On February 6, 2013, Feller Rate, a Chilean subsidiary of S&P, lowered our national scale rating to AA- from AA, citing the adoption of an aggressive financial policy combined with a cycle of low prices and increased costs of raw materials. On March 7, 2013, Moody’s Investors Service (“Moody’s”) downgraded our senior unsecured ratings to Baa3 from Baa2 with a negative outlook, citing deterioration in our performance coupled with significant increase in debt that resulted in significant increase in leverage. Additionally, Moody’s downgraded the rated notes of Alto Paraná to Baa3 from Baa2. On March 27, 2013, Standard & Poor’s Ratings Services (“S&P”) lowered its rating on us from “BBB” to “BBB-”, citing high debt, our recent acquisitions, and soft pulp prices and rising operating costs. It considered our financial risk profile to be “intermediate” due to expectations of improved leverage. We cannot assure you that we will not be subject to further credit rating downgrades. Credit rating downgrades below investment grade could have a material and adverse effect on our business, financial condition, results of operations and ability to service our debt, including our securities.

On April 5, 2013, Standard & Poor’s Ratings Services (“S&P”) lowered its corporate credit rating foreign currency on Alto Paraná from “B+” to “B”, due to worsening business conditions in Argentina and the recent downgrade of Alto Paraná’s parent company Celulosa Arauco y Constitución S.A. rating to ‘BBB-’ from ‘BBB’ on March 27, 2013. Then on September 13, 2013 the rating was downgraded again from “B” to “B-” following similar action on Argentina’s Sovereign which was lowered from “B-” to “CCC+”. On December 20, 2013 the corporate credit rating foreign currency on Alto Paraná suffered its third downgrade from “B-” to “CCC+” to reflect the same Transfer & Convertibility risk assessment for Argentina, due to restrictions to access foreign currency and/or restrictions on transferring money abroad.

Item 4. Information on the Company

DESCRIPTION OF BUSINESS

We believe that, as of December 31, 2013, we were one of Latin America’s largest forest plantation owners, and that we are Chile’s largest exporter of forestry and wood products in terms of sales revenue. We have industrial operations in Chile, Argentina, Brazil, the United States, Canada and Uruguay (via our 50% share in Montes del Plata). As of December 31, 2013, we had more than 1.0 million hectares of plantations in Chile, Argentina, Brazil and Uruguay. During 2013, we harvested 2.5 million cubic meters of sawlogs and pulplogs and sold 7.9 million cubic meters of wood products, including sawn timber (green and kiln-dried lumber), remanufactured wood products and panels (plywood, medium density fiber board, or MDF, particle board, or PBO, and high density fiber board, or HB). During 2013, we sold 3.1 million tonnes of pulp in the form of hardwood beached pulp, softwood bleached pulp, softwood unbleached pulp and fluff.

Based on information published by Resource Information Systems, Inc., an independent research company for the pulp and paper industry, as of December 31, 2013, we were one of the world’s largest producers of bleached and unbleached softwood kraft market pulp in terms of production capacity, with an estimated 6.7% share of the total world production capacity of bleached softwood kraft market pulp and a 20.1% share of the total world production capacity of softwood kraft market unbleached pulp. “Market pulp” is pulp sold to manufacturers of paper products, as opposed to pulp produced by an integrated paper producer for use in its paper production facilities. “Kraft pulp” is pulp produced using a chemical process.

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

On September 27, 2007, our subsidiaries Placas do Paraná S.A. and Arauco Florestal S.A. entered into an agreement for the joint ownership of land with Stora Enso Oyj, or Stora Enso, a Finnish-Swedish multinational corporation. Pursuant to the agreement, we acquired 80% of the shares in Stora Enso Arapoti Empreendimentos Agrícolas S.A., now Arauco Florestal Arapoti S.A., which owns 50,000 hectares of land, including 25,000 hectares of pine and 5,000 hectares of eucalyptus plantations; 20% of the shares remain in Stora Enso Arapoti Indústria de Papel S.A., which owns a paper mill with an annual production capacity of 205,000 tons of light weight coated paper; and 100% of the shares of Stora Enso Arapoti Serraria Ltda., which owns a sawmill with an annual production capacity of 150,000 cubic meters per year. This alliance required an investment of U.S.$208.4 million, which was financed with our resources and commercial bank loans.

On May 17, 2009, our subsidiary Inversiones Arauco Internacional Limitada (previously known as Arauco Internacional S.A.), or “Arauco Internacional”, and a subsidiary of Stora Enso Oyj agreed through a joint operation partnership to acquire the Uruguayan subsidiaries of ENCE, which acquisition was completed on October 16, 2009. The companies acquired by the joint operation partnership were Eufores S.A., Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A. The main assets of these subsidiaries included 130,000 hectares of land, of which 73,000 have forestry plantations, 6,000 hectares under agreements with third parties, an industrial site, the necessary environmental permits for the construction of a pulp mill, a river terminal, a chip producing mill and a nursery. The agreed value of these assets, pursuant to the aforementioned transaction, was U.S.$335 million, of which Arauco paid 50% (or U.S.$167.5 million). See “Item 5. Operating and Financial Review and Prospects—Results of Operations”.

On August 26, 2009, our subsidiary Placas do Paraná S.A. acquired 100% of the shares of Tafisa Brasil, by means of a share purchase agreement executed among SCS Beheer, B.V., Tafiber – Tableros de Fibras Ibéricos, S.L. (each of which is a subsidiary of Sonae Indústria, SGPS, S.A.) and Placas do Paraná S.A. Pursuant to the transaction, we paid a purchase price of U.S.$227 million, of which U.S.$165.2 million was allocated to pay the value of the shares of Tafisa Brasil, with the balance corresponding to liabilities that the acquired company maintained. The primary asset of Tafisa Brasil (which has been renamed “Arauco do Brasil S.A.”) is a panel production facility located in the city of Pien, Brazil, which is in the state of Paraná. The facility has an annual total installed capacity of 750,000 cubic meters, which includes three production lines: two lines producing MDF and one line producing particleboard. The facility also has added-value lines to produce products for the construction and furniture industries.

On September 27, 2009, Arauco and its subsidiary Arauco Internacional, executed a series of joint operation agreements with Stora Enso, pursuant to which Stora Enso Amsterdam B.V. agreed to transfer ownership of 100% of the shares of Stora Enso Uruguay S.A. to Forestal Cono Sur. As a consequence of this transaction, Arauco and Stora Enso equally control all assets that both companies own in Uruguay, which includes 74,000 hectares owned by Stora Enso (including 17,300 hectares which are already planted with forests) and 39,000 hectares owned by Arauco (of which 27,400 are already planted with forests). These assets, and those that we acquired from ENCE in October of 2009, have helped to secure a strategic basis to consider the construction of the Montes del Plata pulp mill in Uruguay.

In April 2010, our subsidiary Arauco do Brasil S.A. acquired 50% of the shares of Dynea Brasil S.A. from Dynea AS for U.S.$15 million. As a result of this acquisition, we now own 100% of the shares of Dynea Brasil S.A. Dynea Brasil S.A. was absorbed by Arauco do Brasil S.A. in May 2010.

On January 18, 2011 Arauco and Stora Enso agreed to carry out the construction of a state of the art pulp mill with an annual guaranteed capacity of 1.3 million tons, a port and a power producing unit based on renewable sources, all located in Punta Pereira, department of Colonia, Uruguay. The total estimated investment is approximately U.S.$2.0 billion. For more information regarding the ongoing construction of the pulp mill in Uruguay, see “Item 3. Key Information—Risk Factors—Risks Relating to Uruguay—Economic conditions in Uruguay may have a direct impact on our financial condition, results of operations and cash flows.”

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

On December 20, 2011, Alto Paraná acquired 100% of the shares of Greenagro S.A. (“Greenagro”), a company duly incorporated under the laws of Argentina, for a total purchase price of U.S.$10.7 million. Greenagro is engaged in forestry activities in the area of Isla Victoria, province of Entre Ríos, Argentina. As stipulated by Argentine competition rules, the acquisition was subject to approval by the National Commission for the Defense of Competition (CNDC). On October 29, 2013, the Secretariat of Commerce authorized the acquisition.

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

During the second semester of 2013, the Arauco wholly-owned forestry subsidiaries – Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Arauco S.A., and Forestal Celco S.A. – were merged into one of those corporations, Forestal Celco S.A. This process started on July 1, 2013, when Bosques Arauco was merged into Forestal Valdivia. Later, on September 1, 2013, Forestal Valdivia was merged into Forestal Arauco. Finally, on December 1, 2013, Forestal Arauco was merged into Forestal Celco.

On January 14, 2014, our subsidiary Flakeboard America Limited signed an asset purchase agreement with the U.S. company named SierraPine, for the the acquisition of three industrial mills located in the United States (particleboard mills of Martell and Springfield, and the MDF mill of Medford, situated in the states of California and Oregon), for a total purchase price of U.S.$107 million, plus a variable amount of up to U.S.$13 million in inventories. As a consequence of this operation and once such transaction is materialized, Arauco will produce, only considering Canada and the United States, the annual amount of 3.5 million cubic meters of panels, through the operation of ten mills (eight in the United States and two in Canada). This transaction will be materialized only once the conditions precedent established in the asset purchase agreement, including the approval of the acquisition by the relevant authorities, are fulfilled.

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

The following table sets forth our ownership interests in our subsidiaries as of December 31, 2013.

	Country of incorporation	Total stock held
Agenciamiento y Servicios Profesionales S.A. de C.V.	Mexico	99.9990%
Alto Paraná S.A.	Argentina	99.9801
Arauco Australia Pty Ltd.	Australia	99.9990
Arauco Bioenergía S.A.	Chile	99.9985
Arauco Canada Panels ULC	Canada	99.9990
Arauco Colombia S.A.	Colombia	99.9980
Arauco Distribución S.A.	Chile	99.9992
Arauco do Brasil S.A.(ex-Placas do Paraná S.A.)	Brazil	99.9999
Arauco Florestal Arapoti S.A.	Brazil	79,9999
Arauco Forest Brasil S.A.	Brazil	99.9999
Arauco Forest Products B.V.	The Netherlands	99.9990
Arauco Holanda Cooperatief U.A.	The Netherlands	99.9990
Arauco Panels USA LLC	U.S.A.	99.9990
Arauco Perú S.A.	Peru	99.9990
Arauco Wood Products, Inc.	U.S.A.	99.9985
Araucomex S.A. de C.V.	Mexico	99.9990
Aserraderos Arauco S.A.	Chile	99.9992
Controladora de Plagas Forestales S.A.	Chile	59.6326
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	99.9988
Flakeboard America Limited	U.S.A.	99.9990
Flakeboard Company Limited	U.S.A.	99.9990
Forestal Celco S.A.	Chile	99.9484
Forestal Concepción S.A.	Panama	99.9986
Forestal Cholguán S.A.	Chile	97.4281
Forestal Los Lagos S.A.	Chile	79.9405
Forestal Nuestra Señora del Carmen S.A.	Argentina	99.9805
Forestal Talavera S.A.	Argentina	99.9942
Greenagro S.A.	Argentina	97.9805
Inversiones Arauco Internacional Ltda.	Chile	99.9990
Investigaciones Forestales Bioforest S.A.	Chile	99.9256
Leasing Forestal S.A.	Argentina	99.9801
Mahal Empreendimentos e Participacoes S.A.	Brazil	99.9998
Paneles Arauco S.A.	Chile	99.9992
Savitar S.A.	Argentina	99.9842
Servicios Logísticos Arauco S.A.	Chile	99.9995

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

•	We continue to develop our facilities, transportation, shipping, storage and product distribution network that allow us to reach over 70 countries worldwide; and

•	We are expanding internationally into new regions that we believe have comparative advantages in the forestry sector.

Domestic and Export Sales

The following table sets forth our sales revenue derived from exports and domestic sales for the years indicated.

	Year ended December 31,
	2011	2012	2013
	(in millions of U.S.$)
Export Sales
Bleached pulp	1,681	1,481	1,591
Unbleached pulp	264	250	293
Sawn timber	429	430	479
Remanufactured wood products	161	182	207
Panels	584	476	507
Other	9	14	5

Total export revenue	3,128	2,834	3,082

Domestic Sales
Bleached pulp	78	88	96
Unbleached pulp	37	36	51
Sawlogs	75	86	89
Pulplogs	41	29	29
Sawn timber	98	111	105
Remanufactured wood products	37	42	38
Chips	29	25	21
Electric power	98	137	146
Panels	689	844	1,420
Other	63	65	67

Total domestic revenue	1,247	1,464	2,063

Revenue	4,374	4,299	5,146

The following table sets forth a geographic market breakdown of our export sales revenue for the years indicated.

	Year ended December 31,
	2011	2012	2013
	(in millions of U.S. dollars)
North America	$594	$615	$618
Central and South America	368	279	330
Asia	1,471	1,351	1,564
Europe	555	432	417
Other	140	152	154

Total	$3,128	$2,830	$3,082

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

•	Chain of Custody Certification: a certification granted by the PEFC and designed to ensure that certified raw materials are used in finished products;

•	Chain of Custody and Controlled Wood Certification: a certification from the FSC that is designed to ensure traceability of certified and uncertified wood from the forest to the finished product;

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

Forest Plantations

As of December 31, 2013, our planted forests consisted of 73.7% radiata, taeda and elliottii pine and 24.3% of mainly eucalyptus. Radiata and taeda pine have a rapid growth rate and a short harvest cycle compared to other commercial softwoods. Radiata and taeda pine are sufficiently versatile for both the production of forestry and wood products and the production of long fiber pulp for sale to manufacturers of paper and packaging.

We seek to manage our forestry resources in a way that ensures that the annual growth of our forest is equal to or greater than the volume of resources harvested each year. In 2013, Arauco planted a total of 69,141 hectares and harvested a total of 55,539 hectares in Chile, Argentina, Brazil and Uruguay (these amounts include, with respect to Brazil, 100% of the plantations of Arauco Forest Brasil, Forestal Arapoti and Mahal Empreendimentos e Participacoes; and with respect to Uruguay, 100% of the plantations owned in Uruguay by us through the Montes del Plata joint operation). We believe that our annual harvests and plantations long-term sustainable equilibrium are approximately 67.7 thousand hectares (including 100% of the plantations owned by the Montes del Plata joint operation, and, with respect to plantations owned by Brazil, 80% of Forestal Arapotí, 100% of Arauco Forest Brasil and 100% of Mahal Empreendimentos e Participacoes-owned plantations).

Our planted radiata pine forests are located in central and southern Chile, and most are located in close proximity to our major production facilities and to port facilities. As of December 31, 2013, our aggregate radiata pine holdings comprised 41% of all Chilean radiata pine plantations, making us the country’s largest radiata pine plantation owner according to the Chilean Forestry Institute. As of December 31, 2013, we owned approximately 1.1 million hectares of land in Chile, of which 739 thousand hectares are forest plantations.

As of December 31, 2013, we owned approximately 263,391 hectares of forest and other land in Argentina, approximately 144,944 hectares of forest and other land in Brazil and approximately 110,971 hectares of forest and other land that the Montes del Plata joint operation owns in Uruguay. Of the total land we own in Uruguay through Montes del Plata, 99% is planted with eucalyptus, mainly dunnii (66%), globulus (14%) and grandis (8%). The remnant 1% is planted with pine and other species.

Of the total land we own in these three countries, approximately 152,245 hectares of land is planted with taeda pine and elliotti pine, a species of softwood that has a growth rate similar to that of radiata pine. The balance includes plantations of other species of trees, land to be planted, protected areas and natural forests. These amounts include, with respect to Brazil, 100% of the plantations of Arauco Forest Brasil and Mahal Empreendimentos e Participacoes, and 80% of the plantations of Forestal Arapoti; and with respect to Uruguay, 50% of the plantations owned by us through the Montes del Plata joint operation.

The following table sets forth the number of hectares and types of uses of our land holdings and rights, as of December 31, 2013.

	As of December 31, 2013
	Total	Distribution
	(in hectares)	(percentage)
Pine plantations(1)
0-5 years	192,172	11.7%
6-10 years	159,711	9.8%
11-15 years	160,350	9.8%
16-20 years	143,696	8.8%
21+ years	92,305	5.6%
Subtotal	748,233	45.7%
Eucalyptus plantations(2)	246,855	15.1%
Plantation of other species	20,297	1.2%
Subtotal of Plantations	1,015,385	62.1%
Land for plantations	52,838	3.2%
Land for other uses(3)	567,529	34.7%
Total(4)	1,635,756	100.0%

(1)	All years are calculated from the date of planting.
(2)	Approximately 72.6% of our eucalyptus plantations are less than 10 years old.
(3)	Includes roads, firebreaks, native forests and yards.
(4)

Includes 80% of plantations owned by Forestal los Lagos S.A., 50% of plantations owned by the Montes del Plata joint operation, 100% of plantations owned by Arauco Forest Brasil, 80% of plantations owned by Florestal Arapoti and 100% of Mahal plantations. Also includes 59,290 hectares for which we have the right to harvest but do not own, of which 43,149 hectares are in Chile, 15,837 hectares are in Uruguay and 304 hectares are in Argentina.

Land Acquisition and Afforestation

Our total land assets have increased from fewer than 170,000 hectares in 1980 to 1,635,756 hectares as of December 31, 2013. In the five years ending December 31, 2013, we purchased 219,094 hectares of land, of which 42,594 hectares were purchased in Chile, 5.553 in Argentina, 87,566 in Brazil and 83,381 in Uruguay. For more information regarding our material land acquisitions, see “—History” herein.

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

Forest Management

For our pine plantations, our forestry management activities seek to increase sawlogs through advanced genetic techniques, planting and site preparation procedures, thinning and pruning. Managed forests can produce trees of larger diameter and, if pruned, a higher proportion of clear wood, which generally commands a higher price than knotted wood. Although some land is not suitable for the production of pruned logs, as of December 31, 2013, over 64% of our pine forests in Chile were prepared for clear wood production.

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

As of December 31, 2013, we had 13 nurseries in Chile, Argentina, Brazil and Uruguay, in which we grow seedlings using seeds and using cuttings from genetically selected trees. To achieve higher quality trees and an increased growth rate, we apply strict selection criteria to the trees from which seedlings are produced. We then plant the seedlings manually. Depending upon the species of tree to be planted and the nutrient and physical characteristics of the soil, we may also undertake a certain amount of ground preparation before planting. Our other principal forest activities are thinning, pruning and harvesting.

Thinning, or culling inferior trees from the plantation, occurs when necessary in the following two stages:

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

We monitor product demand and our current inventory levels, and we match harvests from sections of our plantations that will provide the optimal yield given our product requirements. This process involves the use of sophisticated research models and close communication between our different operating areas to ensure that the correct amounts of timber of the required characteristics are supplied. We replant as soon as practicable after harvesting, with an average period between harvesting and replanting of one year.

The following table illustrates, on a hectare basis, the extent of our thinning, pruning and harvesting activities in Chile during the periods indicated.

	Year ended December 31,
	2011	2012	2013
	(in hectares)
Thinning	12,992	12,097	13,156
Pruning	23,330	19,298	26,086
Harvesting	33,955	36,781	35,852

We manage our forest activities, but we hire independent contractors to perform the bulk of our operations, including planting, maintenance, thinning, pruning, harvesting, transportation and access road construction. As of December 31, 2013, we had arrangements with more than 284 independent contractors that employed over 13,466 workers in Chile. Many of these contractors have long-standing relationships with us, but we award many contracts based on competitive bids. We believe that our arrangements with independent contractors provide greater flexibility and efficiency than performing these activities directly.

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

We operate an extensive fire control organization that interacts with the fire control organizations of other forestry companies to ensure that any fire damage to our forests is minimal. The operation consists primarily of a system of spotter towers, manned 24 hours a day during the summer months, from which spotters report the direction of any fire observed to a central command post, where the fire’s exact location is determined and an appropriate ground and/or aerial response is formulated. The focus of this operation is to detect and control fires in less than 10 minutes in order to prevent fires from spreading. Over the last five years, this system has limited fire damage to our forests to an average of 0.3% of the plantations per year. Nevertheless, in January 2012, a fire affecting the Eighth Region of Chile destroyed approximately 8,200 hectares of our forest plantations and our Nueva Aldea plywood mill. See “Item 3. Key Information—Risk factors–Risks Relating to Us and the Forestry Industry—Disease or fire could affect our forests and manufacturing processes and, in turn, adversely affect our business, financial conditions, results of operations and cash flows.”

Forest Production

We harvested 21.3 million cubic meters of logs during the year ended December 31, 2013, consisting of 10.9 million cubic meters of sawlogs, 6.5 million cubic meters of pine pulplogs and 3.8 million cubic meters of eucalyptus pulplogs and other logs. We did not export any pulplogs during 2013 because substantially all of the pulplogs from our forests were used in our pulp or panel mills. During 2013, our sawmills and panel mills used 6.6 million cubic meters of sawlogs, and no sawlogs were exported. We also sold 2.1 million cubic meters of sawlogs to unaffiliated domestic sawmills during 2013.

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

Pulp

We believe that we were Chile’s largest producer of bleached and unbleached softwood market pulp in terms of production in 2013. For the year ended December 31, 2013, pulp sales were U.S.$2,031.7 million, representing 39.5% of our total sales revenue for the period.

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

Pulp Mills

As of December 31, 2013, we owned and operated five pulp mills in Chile and one in Argentina, with an aggregate installed annual production capacity of approximately 3.22 million tonnes. Our six pulp mills produced 2.62 million tonnes of bleached pulp and 0.46 million tonnes of unbleached pulp in 2013. We also own 50% of a pulp mill in Uruguay, through our Montes del Plata joint operation with Stora Enso.

All of our pulp mills in Chile, except for the Nueva Aldea Mill and the Licancel Mill, are certified under ISO 9001:2000 and ISO14001:2004. The Nueva Aldea Mill and the Licancel Mill were certified under ISO 9001:2008 and ISO 14001:2004 in February 2010. The Alto Paraná Mill in Argentina is certified under ISO 9001:2000, ISO14001:2004, OHSAS 18001 and FSC-C001605 . No seasonal factors affect plant utilization, and the pulp mills generally run at full capacity throughout the year, with eight to ten days of maintenance normally scheduled every 12 months.

The following table sets out bleached and unbleached kraft pulp production by plant for each of the years indicated.

	Year ended December 31,
	2009	2010	2011	2012	2013
	(in thousands of tonnes)
Chile
Arauco Mill (bleached)
Arauco I	286	231	279	282	284
Arauco II	505	84	469	505	510
Valdivia Mill (bleached)	540	493	513	550	550
Constitución Mill (unbleached)	333	253	324	307	311
Nueva Aldea Mill (bleached)	900	780	793	882	944
Nueva Aldea Mill (unbleached)	—	9	—	—	3

Licancel Mill (bleached) (1)	51	28	50	—	—

Licancel Mill (unbleached)(2)	75	84	83	137	147

Subtotal	2,690	1,962	2,511	2,663	2,749

Argentina
Alto Paraná Mill (bleached)	310	329	305	307	331
Total	3,000	2,291	2,816	2,970	3,080

(1)

During 2009, the Licancel Mill produced unbleached pulp for a three-month period. During 2010, the Licancel Mill produced unbleached pulp for a nine–month period. During 2011, the Licancel Mill produced unbleached pulp for a seven–month period. During 2012 and 2013, the Licancel Mill produced unbleached pulp for the entire period.

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

Constitución Mill. The Constitución Mill is located in the heart of a group of our radiata pine forests in the Seventh Region of Chile. As of December 31, 2013, the Constitución Mill was the largest unbleached softwood market pulp mill in the world, with an installed annual production capacity of approximately 355,000 tonnes. In February 2006, the COREMA of the Seventh Region of Chile approved an environmental impact study for the construction of a new pipeline for the Constitución Mill, which commenced operations in February 2007. The unbleached pulp produced in this mill does not use any chlorine in its production process.

Licancel Mill. We acquired the Licancel Mill in September 1999. It is located in Licantén, which is 250 kilometers south of Santiago. The mill has an installed annual production capacity of approximately 150,000 tonnes of eucalyptus kraft pulp and pine bleached and unbleached kraft pulp. The Licancel Mill is equipped to produce elementary chlorine-free pulp.

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

On February 20, 2006, the COREMA of the Eighth Region of Chile approved the environmental impact study for the construction and operation of the Nueva Aldea Mill Pipeline, which permits the mill to discharge certain liquid effluents into the ocean. The Nueva Aldea Mill pipeline’s startup and commissioning period (of 6 months) commenced in the first quarter of 2010. However, as result of damages to the pipeline caused by the earthquake that occurred in Chile on February 27, 2010, we needed to temporarily suspend our use of the pipeline and discharge the effluents of the Nueva Aldea Mill in the same place in which the mill’s wastewater was discharged prior to the opening of the pipeline. On July 31, 2010, our repairs to the damaged pipeline were completed and the startup and commissioning period was restarted. From January 31, 2011, to November 2013, the pipeline remained fully operational. However, in November 2013, as a result of a leakage in the conduction system, the use of the pipeline was suspended, for reparation and maintenance purposes. As the date of this report, the pipeline was repaired while an exhaustive review of the pipeline is underway. The Nueva Aldea Mill is currently discharging its effluent into the Itata river, in accordance with the applicable permit.

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

Uruguay

Montes del Plata Joint Operation. In January 2011, we and Stora Enso agreed to commence construction of a new pulp mill with an annual capacity of approximately 1.3 million air-dry tonnes, a port and a power generation facility based on renewable resources, all located in Punta Pereira, department of Colonia, Uruguay. The total estimated investment is approximately U.S.$2.0 billion. After securing the necessary permits, we broke ground in May 2011 to begin construction. In September 2011, two of our Uruguayan joint operation companies entered into two credit facilities to finance the construction of the proposed project. For more information regarding these credit facilities, see “Item 3. Key Information—Risk Factors—Risks Relating to Uruguay—Economic conditions in Uruguay may have a direct impact on our financial condition and results of operations.”

As of December 2013, we were approximately 96.7% complete with construction. We currently anticipate initiating operations in the first half of 2014.

Production Costs

Based on information published by Resource Information Systems, Inc., our cash costs for softwood pulp production are lower than the average costs of market pulp producers in Canada, the United States and Scandinavia, particularly with respect to timber and energy costs. While our modern facilities result in depreciation exceeding some of such Northern Hemisphere producers, our costs are still lower than the average costs of our Northern Hemisphere competitors, on a total delivered cost basis. The following table compares our costs for the production of bleached softwood kraft market pulp to the average cost of market pulp producers in selected regions in the Northern Hemisphere for the year ended December 31, 2013.

	Bleached Softwood Kraft Pulp Producers’ Cost
		British Columbia	British Columbia	United States
	Arauco(1)(4)	Coast	Interior	South(4)	Sweden(4)	Finland(4)
	(in U.S.$ per tonne for the year ended December 31, 2013)
Wood	199	245	182	179	311	298
Total chemicals	67	85	92	93	67	56
Labor	46	85	79	41	50	49
Others(2)	53,1	127	106	98	44	27

Total cash cost	365	542	459	411	472	430
Depreciation	48	43	42	68	71	80

Total mill cost	413	585	501	479	543	510
Transportation(3)	85	73	116	70	36	41

Total delivered cost	498	658	617	549	579	551

(1)	For comparative purposes, includes only Arauco’s operations in Chile.
(2)	Includes energy, materials and other production costs; excludes overhead and interest.
(3)	Delivered in Northern Europe.
(4)	Resource Information Systems, Inc. takes into account a byproduct credit, which is not included in the total delivered cost shown in the table above.

Source: Resource Information Systems, Inc. World Pulp & Recovered Paper Forecast – 15 year, August 2013 (7 months actual data, 5 months projected). Arauco data is provided by Arauco.

Sales

The total production of bleached kraft market pulp in the global market during the year ended December 31, 2013 was 56.3 million tonnes. Based on information published by Resource Information Systems, Inc., we believe that our production represented 4.6% of this market in 2013. During the year ended December 31, 2013, we sold 94.7% of our bleached pulp in our export markets, principally to customers in Asia and Western Europe.

Integrated manufacturers dominate the world production of unbleached softwood pulp, as opposed to non-integrated companies that sell market pulp, like us. “Market pulp” is pulp sold to manufacturers of paper products, as opposed to pulp produced by an integrated paper producer for use in its paper production facilities. With a total world production of unbleached softwood kraft pulp of 2.5 million tonnes for 2013, according to Resource Information Systems, Inc., our Company was the world’s largest single producer of unbleached softwood market pulp, with 20.1% of the total market in 2013. During the year ended December 31, 2013, 97.3% of our total unbleached market pulp sales consisted of export sales. While for the last five years Asia has been our principal export market for unbleached market pulp, we continually seek niche markets for our products in Western Europe and the United States.

The following table sets forth, by region, the sales volumes of bleached and unbleached pulp for the years indicated.

	Year ended December 31,
	2011	2012	2013
	(in tonnes)
Bleached Pulp
North and South America	307,341	326,940	356,538
Europe	641,031	626,799	609,825
Asia	1,355,592	1,506,681	1,623,377
Other	71,374	30,325	8,379

Total	2,375,338	2,490,744	2,598,119

Unbleached Pulp
North and South America	87,700	64,583	80,518
Europe	15,930	12,196	12,149
Asia	295,370	361,090	382,390
Other	1,010	223	6,799

Total	400,010	438,091	481,856

While there are many grades and varieties, pulp is a commodity that is marketed primarily on the basis of price and service. In marketing our pulp, we seek to establish long-term relationships with non-integrated end users of pulp by providing a competitively priced, high-quality, consistent product and excellent service. The quality of our pulp derives from the high standards of production that we maintain at our mills and our use of a single species of tree, in contrast to pulp producers in some of the world’s major softwood pulp producing regions that mix different species, depending on availability and seasonality. Our bleached pulp is marketed under the brand names “Arauco” and “Alto Paraná,” and our unbleached pulp is marketed under the brand name “Celco.” The 50% share of the pulp produced from our joint operation Montes del Plata will be marketed under the brand name “Arauco”.

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

The following table sets forth our average bleached and unbleached pine pulp prices per tonne at the indicated dates, for the years indicated.

	2011	2012	2013
	(U.S.$ per tonne)
Bleached Pulp
March 31	794	641	656
June 30	831	632	663
September 30	729	609	648
December 31	606	629	698

Unbleached Pulp
March 31	737	622	617
June 30	751	627	628
September 30	712	564	659
December 31	599	583	733

In accordance with customary pulp market practice, we do not have long-term sales contracts with our customers (except for in a few limited cases); rather we maintain long-standing relationships with our customers with whom we periodically reach agreements on specific volumes and prices. We have a diversified customer base located throughout the world and totaling, as of December 31, 2013, more than 424 customers. As of December 31, 2013, we employed 14 sales agents to represent us in more than 40 countries. We manage this worldwide sales network from our headquarters in Chile.

Panels

Our panel products consist of plywood and fiberboard panels. For the year ended December 31, 2013, sales of panels were U.S.$1,927.3 million, representing 37.5% of our total sales revenues.

Exports, which include sales to countries other than the countries in which the goods are produced, accounted for 26.3% of our total sales revenues of panels for the year ended December 31, 2013. We sell panels primarily to customers in North America, Europe, Brazil, Chile, Argentina and other countries in Latin America.

The following table sets forth, by category, our panel sales to unaffiliated third parties for each of the years indicated.

	Year ended December 31,
	2009	2010	2011	2012	2013
	(in thousands of cubic meters)
Total Panels	2,630	3,032	3,222	3,555	5,003

As of December 31, 2013, we owned and operated four panel mills in Chile, two in Argentina, two in Brazil, six in the United States and two in Canada, with an aggregate installed annual production capacity of approximately 6,633,000 cubic meters. Two acquisitions expanded our North American manufacturing presence. In December 2011, Arauco Panels USA, one of our U.S. subsidiaries, entered into an asset purchase agreement to acquire an industrial facility in Moncure, North Carolina for U.S.$56 million plus approximately U.S.$6 million in working capital. In June 2012, we entered into a share purchase agreement to acquire five panel mills in the United States, located in Albany, Oregon; two in Bennettsville, South Carolina; Eugene, Oregon; and Malvern, Arkansas, and two panel mills in Canada, located in St. Stephen, New Brunswick and Sault Ste. Marie, Ontario for a total purchase price of U.S.$242.5 million.

On January 14, 2014, our subsidiary Flakeboard America Limited signed an asset purchase agreement with the U.S. company SierraPine, for the acquisition of three industrial mills located in the United States (particleboard mills of Martell and Springfield, and the MDF mill of Medford, situated in the states of California and Oregon), for a total purchase price of U.S.$107 million, plus a variable amount of up to U.S.$13 million in inventories. As a consequence of this operation and once such transaction is materialized, Arauco will produce, only considering Canada and the United States, the annual amount of 3.5 million cubic meters of panels, through the operation of ten mills (eight in the United States and two in Canada). This transaction will be materialized only once the conditions precedent established in the asset purchase agreement, including the approval of the acquisition by the relevant authorities, are fulfilled.

The following is a description of each of our panel mills:

Chile

Arauco Mill. This mill has an installed annual production capacity of approximately 350,000 cubic meters of plywood panels. It has two production lines with respective production capacities of 140,000 and 210,000 cubic meters.

Nueva Aldea Mill. This mill was constructed on the same site as the original mill, which was destroyed as a result of the wildfires that commenced on December 31, 2011 in the Bio Bio Region of Chile. The production of the first plywood panel marked the start-up of the new Nueva Aldea plywood mill in December 18, 2013. It has an expected annual production capacity of 360,000 cubic meters of plywood panels.

Teno Mill. This mill, which began production on July 4, 2012, has an installed annual production capacity of 300,000 cubic meters of MDP and 240,000 cubic meters of melamine laminate panels. The complex has a continuous MDP panel production line, two laminated panel production lines and one impregnation line.

Trupán-Cholguán Mill. This mill has an installed annual production capacity of approximately 575,000 cubic meters of panels and 35,000 cubic meters of melamine panels. It has three production lines, one produces hardboard with an anual capacity of 60,000 cubic meters and the other two lines produce MDF with an anual production capacity of 165,000 and 350,000 cubic meters, respectively.

Argentina

Piray Mill. This mill has an installed annual production capacity of approximately 300,000 cubic meters of MDF panels and 120,000 cubic meters of melamine lamination.

Zárate Mill. This mill has an installed annual production capacity of approximately 260,000 cubic meters of particle board panels and 220,000 cubic meters of melamine lamination, in addition to producing PBO.

Brazil

Jaguariaiva Mill. This mill produces MDF and has an installed annual production capacity of approximately 815,000 cubic meters of MDF panels and 540,000 cubic meters of melamine lamination. In April 2011, a project to expand the Jaguariaiva Plant was approved. In May 2013 the second productive line to manufacture MDF boards was started with an estimated installed capacity of 500,000 cubic meters of finished product per year, as well as the construction of a decorative paper impregnation line and a melamine lamination press.

Pien Mill. This mill has an installed annual production capacity of approximately 720,000 cubic meters of panels distributed among two production lines with a production capacity of 420,000 cubic meters of MDF, 300,000 cubic meters of PBO and 150,000 cubic meters of melamine lamination.

U.S.A.

Duraflake Mill. This mill has an installed annual production capacity of approximately 430,000 cubic meters of PBO and 132,000 cubic meters of melamine lamination.

Bennettsville MDF Mill. This mill has an installed annual production capacity of approximately 235,000 cubic meters of MDF.

Eugene Mill. This mill has an installed annual production capacity of approximately 154,000 cubic meters of MDF.

Malvern Mill. This mill has an installed annual production capacity of approximately 310,000 cubic meters of MDF.

Carolina PBO Mill. This mill has an installed annual production capacity of approximately 508,000 cubic meters of PBO and 132,000 cubic meters of melamine lamination.

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

Wood Products

Our wood products consist of sawn timber (green, kiln-dried lumber and flitches) and remanufactured wood products. For the year ended December 31, 2013, revenue from sales of wood products was U.S.$829.9 million, representing 16.1% of our total sales revenues for the period.

The following table sets forth, by category, our wood products sales to unaffiliated third parties for each of the periods indicated:

	Year ended December 31,
	2009	2010	2011	2012	2013
	(in thousands of cubic meters)
Sawn timber	1,952	2,098	2,181	2,100	2,284
Remanufactured wood products	279	316	363	413	411

Aserraderos Arauco S.A. was established in 1993 to centralize management and control production in our sawmill and remanufacturing operations.

As of December 31, 2013, we had nine sawmills in operation, eight in Chile and one in Argentina, with an aggregate installed annual production capacity of approximately 2.9 million cubic meters of lumber. We operate our sawmills in coordination with our forestry and sales operations, since our sawn timber is generally produced in accordance with customer specifications. All of our sawmills are located near our pine plantations. As of December 31, 2013, we also own five remanufacturing facilities, four in Chile and one in Argentina, that reprocess sawn timber into remanufactured wood products, such as moldings, jams and pre-cut pieces that end users require for doors, furniture and door and window frames. These facilities produced 411,048 cubic meters of remanufactured wood products in 2013.

In November 2009 production at the Horcones II sawmill was suspended. However, due to favorable market conditions and in order to restore jobs in a region that was seriously affected by the earthquake that occurred in Chile on February 27, 2010, Horcones II sawmill resumed operations in June 2010 with an annual production capacity of 240,000 cubic meters.

On July 1, 2012, we commenced the process of insourcing the operation of 13 sawn timber industrial facilities, which had previously been managed by third-party companies. In the process, we incorporated 2,900 people into the Arauco workforce.

The following is a brief description of our sawmills and remanufacturing facilities and their production capacity, as of December 31, 2013.

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

Horcones II Sawmill (reopened in 2010). This sawmill was closed in November 2009 due to unfavorable market conditions, however it resumed operations in June 2010. The annual production capacity of this mill is approximately 270,000 cubic meters of lumber. It also has drying facilities with installed annual production capacity of approximately 206,000 cubic meters.

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

Viñales Sawmill and Remanufacturing Facility. This sawmill has installed annual production capacity of approximately 380,000 cubic meters of lumber. It is also equipped with drying kilns with installed annual production capacity of approximately 310,000 cubic meters and a remanufacturing facility with installed annual production capacity of approximately 120,000 cubic meters of remanufactured wood products.

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

Forestry Products

Our forestry products are sawlogs, pulplogs, posts and chips. As a result of our forest management policies and the increasing maturity of our plantations, our plantations are yielding increasing volumes of forestry products, particularly clear wood. As the volume of clear wood has grown, we have broadened our range of forestry products. For the year ended December 31, 2013, sales of forestry products were U.S.$145.6 million, representing 2.8% of our sales revenues for such year.

The following table sets forth, by category, forestry product sales to unaffiliated third parties for each of the years indicated.

	Year ended December 31,
	2009	2010	2011	2012	2013
	(in thousands of cubic meters)
Sawlogs	1,196	1,923	2,123	2,250	2,149
Pulplogs	309	612	443	274	395
Posts	19	24	24	22	13
Chips	293	501	398	365	5

Sustainable Development

We utilize renewable fuels such as forest biomass sub-products in power plants that cogenerate the steam and electricity required for our manufacturing operations, thus contributing to reduce greenhouse emissions. Biomass co-generation allows for a high thermal efficiency, approaching 80% in some cases. In addition to meeting our own energy needs, we generate a significant amount of surplus power, which we deliver to the Chilean power grid (Sistema Interconectado Central, or SIC), which distributes electrical power throughout the Central and Southern Regions of Chile.

As of December 31, 2013, we had registered five electricity co-generation power plants as greenhouse emission reduction project activities under the Clean Development Mechanism (CDM) of the Kyoto Protocol. Three of them were registered during 2006—Trupán, Nueva Aldea (first phase) and Nueva Aldea (second phase)—, a fourth one was registered in 2009, the Valdivia biomass power plant, and the fifth one was registered in January 2011, the Horcones power plant expansion project. Each of these power plants generates electricity through forestry biomass (meaning forestry and wood industrial sub-products, including the woodpulp by-product called “black liquor”), which is a renewable carbon-neutral fuel that allows the facilities to significantly decrease their reliance on the more fossil-fuel intensive grid electricity

In connection with the CDM, we have issued to date a total (net) amount of 2,236,073 Certificates of Emission Reductions (CERs or “carbon credits”) over the last 8 years, and we were the first Chilean forestry company to issue CERs through the CDM of the Kyoto Protocol. Of the total amount issued, we have sold 1,070,787 CERs as of the date of this annual report. The following table presents the total amount of CERs issued and sold by Arauco for each of the years indicated:

	Year ended December 31,
	2008	2009	2010	2011	2012	2013
CERs issued (net, after commission paid to United Nations Framework Convention on Climate Change)	255,592	333,067	0	0	632,197	488,475
CERs sold	255,592	333,067	0	0	0	0

During the first half of 2012, we started the Viñales biomass power plant, which is located alongside the Viñales sawmill in the Seventh Region of Chile. The plant includes a biomass-fueled power boiler with capacity to produce 210 tons of steam per hour and a 41 Megawatt co-generating steam turbine. The plant began operations on May 17, 2012, attaining its maximum production capacity of 41 Megawatts on August 29, 2012. This project was also developed as an emission reduction project initiative by Arauco. On January 27,2013, the Viñales emission reduction project activity was successfully registered as a greenhouse gas emission reduction project activity under the voluntary carbon standard: Verified Carbon Standard (VCS). It is expected that the project will issue its first VCS credits, Verified Emission reductions (VERs), during 2015.

During January 2013, the biomass cogeneration power plant associated with the Punta Pereira pulp mill facility in Uruguay was successfully registered as a CDM project activity. This was the eleventh CDM project activity to be registered in Uruguay at the project registration date. Once in operation, this project activity will generate an average of 124,000 CERs per year during the first 7-year crediting period of this project activity.

Competition

We experience substantial worldwide competition in each of our geographical markets and in each of our product lines.

Pulp

In general, our competitors in the pulp market vary depending on the geographical region and variety of pulp involved. CMPC Celulosa S.A. and Fibria Cellulose S.A. are our main competitors in most geographical regions. While Fibria produces hardwood pulp only, CMPC produces both softwood and hardwood pulp. In Asia, we also face competition from Canadian, Brazilian, Russian and Indonesian producers. In Europe, we also face competition from Brazilian, Scandinavian and United States producers. Our main competitors with respect to unbleached softwood pulp are from Canada and Russia.

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

The following are the principal Chilean ports that we use, each of which is operational as of the date of this annual report:

•

Coronel. A private port located between Concepción and the Arauco Mill, which we constructed as a member of a consortium with five other companies and in which we have an equity interest of 50%. We shipped 40.69% of our aggregate export volume through this port in 2013;

•	Lirquén. A private port in Concepción in which we have an equity interest of 20.2% and through which we shipped 33.36% of our aggregate export volume during 2013; and

•	San Vicente. State-owned port near the city of Concepción through which we shipped 27.0% of our aggregate export volume during 2013.

The ports we use in Chile are approximately 60 kilometers from the Arauco Mill, 310 kilometers from the Constitución Mill, 370 kilometers from the Licancel Mill, 70 kilometers from the Nueva Aldea Mill, and 430 kilometers from the Valdivia Mill. We do not own pulp storage warehouses in any of these ports.

We ship pulp to various ports in Europe, North and South America and Asia and, as is customary in the pulp industry, we store some stock in those ports. We use 12 foreign ports that have warehouse facilities available, and standard storage terms provide that we are entitled to a certain period of storage free of charge. We seek to ensure that we do not exceed the free storage period for each shipment. As of December 31, 2013, we had approximately 35,151 air dry tonnes, or Adt, of pulp in storage in warehouses at foreign ports.

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

In North America, products sourced from our South American operations are shipped into 15 major ports of entry and are dispatched to more than 3,500 locations in the U.S. and Canada. Flakeboard’s eight plants (including the Arauco plant in Moncure, NC which Flakeboard manages) service over 550 customers throughout North America, in addition to exporting products to the Caribbean, Central America and the Middle East.

Description of Property

Our principal properties consist of land and production plants and facilities, the majority of which are located in Chile. As of December 31, 2013, we owned 1.1 million hectares of land in Chile, of which 739 thousand hectares are forest plantations, and 519 thousand hectares of land in Argentina, Brazil and Uruguay, of which 276 thousand consist of forest plantations. In addition, as of December 31, 2013, we owned and operated various plants and facilities, including five pulp mills, five panel mills, eight sawmills and four remanufacturing facilities in Chile; one pulp mill, one sawmill, one MDF mill, one PBO mill, one chemical plant and one remanufacturing facility in Argentina; one MDF mill and one MDF-PBO mill in Brazil; two PBO mills, three MDF mills and one MDF-PBO mill in the United States; and one MDF mill and one PBO-MDF mill in Canada. Future expansion plans will depend on global market conditions.For information regarding environmental risks associated with our use of our properties, see “Item 3. Key Information—Risk Factors—Risks Relating to US and the Forestry Industry.”

Insurance

Consistent with industry practice, we maintain fire insurance coverage for all our Chilean forest holdings and nurseries but do not insure against pests or disease. Depending on the age of the trees affected, our insurance covers timber loss, either at replacement cost or commercial value. In Argentina we maintain fire insurance for 11,470 hectares of timber assets located in Delta region of the province of Buenos Aires (Zárate y Campana) and Entre Ríos (Villa Paranacito). For the rest of our Argentine operations we do not maintain fire insurance for our timber assets because we believe that the risk of damage from fire is low because Argentina receives significant amounts of rainfall, particularly during the summer months. We do not carry fire insurance for our forests in Brazil because the risk of damage from fire does not justify the costs of carrying insurance.

We also carry insurance, consistent with industry practice, covering our production plants, facilities and equipment. This insurance provides coverage, in the event of fire, explosion, machinery breakdown or natural disasters, including earthquakes and tsunamis. The insurance covers up to an amount of U.S.$650 million per loss for Chile and Argentina, which includes physical damage and business interruption of up to 12 months (or 18 months in the case of a boiler explosion in our pulp mills). The deductibles for physical damage are U.S.$3 million for damages caused by earthquakes and tsunamis, with a deductible of 2% of the insured amount for each location subject to a cap of U.S.$25 million. Deductibles for business interruption are 30 days for all losses, 45 days for machinery breakdown and 60 days for machinery breakdown of turbines. We also have an annual self-insurance retention of U.S.$20 million, with a U.S.$10 million maximum per event. All of our insurance policies covering our production plants, facilities and equipment in Chile and Argentina are carried by the RSA group, Mapfre S.A. and Ace Group.

The forestry insurance for plantations located in Chile is carried by the RSA Group and Penta Security Compañía de Seguros S.A. Our insurance policies for some plantations located in Delta del Paraná, Argentina, are carried by Sancor Seguros. Our MDF and particleboard mills in Brazil are insured by Itaú XL Seguros Corporativos and Fairfax Seguros, and these policies cover fire, explosions, electrical damage, equipment damage and loss of profit. Six of our Panel Plants (Flakeboard) in USA and Canada are insured by FM Global, and the two other (Moncure) in USA are insured by Zurich and XL. For more information regarding the risks for which we insure our property, see “Item 3. Key Information—Risk Factors—Risks Relating to Us and the Forestry Industry.”

As described in more detail in “Item 3. Key Information—Risk Factors—We are located in a seismic area that exposes our property in Chile to the risk of earthquakes, and we experienced significant business disruption and losses as a result of the February 27, 2010 earthquake,” we suffered significant earthquake-related damage to property and inventories as well as a significant decrease in our sales volumes due to the February 27, 2010 earthquake in Chile. On November 15, 2011, we and the insurers accepted the final report of the insurance adjusters. In accordance with such final report, as of December 31, 2013, we received a total recovery of U.S.$532 million.

As described in more detail in “Item 3. Key Information—Risk factors–Disease or fire could affect our forests and manufacturing processes and, in turn, adversely affect our business, financial conditions, results of operations and cash flows,” our Nueva Aldea Complex suffered significant fire-related damage to our plywood mill and forests due to wildfires that affected the Eighth Region of Chile. Our insurance covered the losses related to our forest plantations. We had a U.S.$1.0 million deductible for property damage and U.S.$1.97 million deductible for business interruption at our Nueva Aldea plywood mill. On December 11, 2012, we and the insurers accepted the final report of the insurance adjusters. In accordance with such final report, as of December 31, 2013, we received a total recovery of U.S.$33 million, net of U.S.$110 million in advance payments that we had already received. With respect to our inventory, which was covered under a different policy, we received during 2013 a total recovery of U.S.$20.8 million.

CAPITAL EXPENDITURES

To utilize our increasing volume of forest production, we have added to, expanded and modernized our processing facilities. For the year ending December 31, 2014, we have planned capital expenditures of U.S.$668.2 million, which principally include U.S.$328.7 million in maintenance of our existing mills, U.S.$ 226.7 million in the construction of the pulp mill of our Montes del Plata joint operation in Uruguay and U.S.$112.8 million in maintenance and acquisition of biological assets.

On January 18, 2011 Arauco and Stora Enso agreed to carry out the construction of a state of the art pulp mill with an annual guaranteed capacity of 1.3 million tons, a port and a power producing unit based on renewable sources, all located in Punta Pereira, department of Colonia, Uruguay. The total estimated investment is approximately U.S.$2.0 billion. For more information regarding the ongoing construction of the pulp mill in Uruguay, see “Item 3. Key Information—Risk Factors—Risks Relating to Uruguay—Risks relating to Uruguay—Economic conditions in Uruguay may have a direct impact on our financial condition and results of operations.”

For the year ended December 31, 2013, our aggregate capital expenditures were U.S.$864.5 million of which U.S.$352 million were from the construction of the pulp mill of our Montes del Plata joint operation in Uruguay. The capital expenditures of 2013 consisted primarily of U.S.$651.3 million in internal projects and U.S.$213.3 million in acquisition of biological assets.

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

On January 26, 2010, Law No. 20,417 was published in the Official Gazette. This law replaced the former CONAMA and COREMA with a new set of public institutions: the Ministry of the Environment (aimed at developing national environmental policy), the Service of Environmental Evaluation (in charge of administering the environmental assessment system), the Evaluation Commissions (in charge of evaluating projects and activities within the Environmental Impact Evaluation System), and the Superintendency of Environment (in charge of supervising and auditing environmental compliance).

On October 1, 2010, the Ministry of the Environment, the Service of Environmental Evaluation and the Evaluation Commissions began operating under their full legal authority. In addition, on June 28, 2012, Law No. 20,600 was published in the Official Gazette. This law established three environmental tribunals whose purpose is to resolve environmental conflicts. Each tribunal presides over a defined territorial jurisdiction. The Second Environmental Tribunal became operational on December 28, 2012, date upon which the provisions of Law No. 20,417 entered into full force, allowing the Superintendency of Environment to exercise its full legal powers. The Third Environmental Tribunal, which has jurisdiction to resolve environmental conflicts that occur in the Eighth through Twelfth Regions (where most of the Company’s operations are located), became operational on December 9, 2013. The Superintendency has issued numerous resolutions, instructions and requirements with respect to officials and supervised parties, including the Company. As the date of this report, the Company has been subject to certain inspections, and the Superintendency has issued several information requests to the Company.

We recently faced, and continue to face, certain environmental proceedings in connection with certain of our mills. For a description of these proceedings, see “Item 8. Financial Information Legal Proceedings.”

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

Uruguay

The activities of the Montes del Plata joint operation in Uruguay are subject to Uruguayan national and municipal environmental regulations. The principal environmental authorization required to carry out such project’s current activities is the environmental authorization, or AAP, regulated by the Environmental Impact Assessment Act, Law Nº 16.466, and its regulatory decree Nº 349/005. The AAP is granted by the National Environmental Bureau, or DINAMA, which pertains to Ministry of Housing, Land Use Management and Environment, or MVOTMA. In order to obtain this authorization, an applicant must submit a complete report regarding all aspects of the proposed works including a classification of the same by a competent professional in one of the three categories, A, B or C. If the proposed project is classified as B or C, a comprehensive environmental impact assessment (which includes all aspects of the project, including water and noise, among others) is required and in some cases a public hearing may be required. Once the AAP is granted, the interested party is required to perform the project in accordance with the terms and conditions of such authorization.

For certain activities (including construction of an industrial plant) listed in Article 2 of Decree 349/005, a Viability Location Report, or “VAL”, is required. This report must include a notification to the municipal government where the project is to be located (“Intendencia”) and the delivery of information similar to that required for the AAP. This process contemplates a period for the public of summary information that is available. The Intendencia involved in any such project may submit its findings to the DINAMA for consideration. The VAL, if needed, must be obtained prior to the AAP. The relevant companies that comprise our Montes del Plata joint operation have already obtained the AAP and the VAL. We believe that the Montes del Plata project is currently in material compliance with applicable local and national environmental regulations in Uruguay.

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

Forestry, Land-Use and Land Ownership Regulations

Chile

The management and exploitation of forests in Chile is regulated by the Forests Law of 1931, as amended, and Decree-Law No. 701 of 1974, as amended. The Forests Law and Decree-Law No. 701 impose a variety of restrictions on the management and exploitation of forests. Forestry activities, including thinning, on land that is designated as preferably suited for forests or that has natural or planted forests, are subject to management plans that require the approval of the Corporación Nacional Forestal, or “CONAF” (National Forest Service). In addition, the Forests Law and Decree-Law No. 701 impose fines for the harvesting or destruction of trees and shrubs in violation of the terms of a forest management plan. We believe that we are in material compliance with the Forests Law and Decree-Law No. 701.

Law No. 20,283, published in the Official Gazette on July 30, 2008, provides for the management and conservation of native tree forests and forest development. Its purposes are the protection, recovery and improvement of native forests in order to guarantee both forest sustainability and environmental policy. This law established a fund for the conservation and sustainable management of native forests. According to this law, owners of native forests are able to exploit them so long as they have a “management plan” approved by the CONAF. Depending on the owner’s approved plan, as well as other factors, the subsidy provided by the fund may vary between U.S.$200 and U.S.$400 per hectare. The law also prohibits the harvesting of native trees in certain areas and under certain conditions. In compliance with applicable regulations, we have adopted environmentally sensitive policies towards our holdings of native forests, which are protected and preserved in their entirety. Our products come from established plantations only; we do not sell any wood derived from our native forests. Arauco’s forestry operations adhere to our international control systems, which are all in accordance with current legislative and environmental sustainability standards. We believe that we are in material compliance with Law No. 20,283. See “Item 4. Description of Business—Forestry Activity.”

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

There are currently certain Brazilian legal restrictions on the acquisition of rural properties by foreign companies or by Brazilian companies controlled by foreign persons. Those restrictions are contained in Federal Law No. 5,709/1971 and in the Opinion issued by the Office of the General Counsel to the Federal Government in August, 2010.

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

We believe that the forestry operations of the Montes del Plata joint operation are in material compliance with the applicable regulatory framework.

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

Overview

We derive our sales revenue from the sale of bleached and unbleached pulp, panels such as plywood, MDF, PBO and HB, wood products such as sawn timber and remanufactured wood products, forestry products such as sawlogs and pulplogs and sales of electricity to the grid. Export sales constituted 66.1% of our total sales revenue for the year ended December 31, 2012, and 59.9% of our total sales revenue for the year ended December 31, 2013. Sales of pulp constitute the single largest component of our sales revenue. As with many commodities, pulp is subject to significant cyclical price fluctuations determined by global supply and demand. Accordingly, our sales revenue is subject to cyclical fluctuations. World prices for panels, wood products and forestry products, which are generally viewed as commodities, also fluctuate significantly. Although prices tend to have the most significant effect on our results of operations, sales volume and product mix, production costs and exchange rate fluctuations also can have a substantial impact on our results.

Our business, results of operations and cash flows depend, to a large extent, on the level of economic activity, on government and foreign exchange policies and on political and economic developments in our principal export markets. In 2013, we exported our products to Asia, to North, Central and South America, to Europe and, to a lesser extent, to Africa and the Middle East. In 2012 and 2013, 93.3% and 92.8%, respectively, of our total pulp sales were attributable to exports, and 49.0% and 41.3%, respectively, of our total panels, wood products and forestry product sales were attributable to exports. Our business, earnings and prospects may be materially and adversely affected by developments in these export markets with respect to inflation, interest rates, currency fluctuations, protectionism, government subsidies, price and wage controls, exchange control regulations, taxation, expropriation or social instability, as well as by political, economic or diplomatic developments.

As of December 31, 2013, 64.7% of our property, plant, equipment and forest assets were directly owned by the Company and our Chilean subsidiaries, 9.9% by our Argentinean subsidiaries, 8.5% by our Brazilian subsidiaries,2.6% by our U.S. and Canadian subsidiaries and 14.3% by our joint operation in Uruguay. In 2013, 64.8% of our consolidated sales revenue was derived from our operations in Chile, 10.9% of our consolidated sales revenue was derived from our operations in Argentina, 9.0% of our consolidated sales revenue was derived from our operations in Brazil, 14.9% of our consolidated sales revenue was derived from our operations in the United States and Canada and 0.4% of our revenue was derived from our operations in Uruguay. Accordingly, our financial condition, results of operations and cash flows depend, to a significant degree, upon economic conditions in Chile, Argentina, Brazil, the United States and Canada.

Effects of February 27, 2010 Earthquake in Chile

On February 27, 2010, an earthquake measured at a magnitude of 8.8 on the Richter scale, followed by a tsunami, occurred off the coast of the South-Central Region of Chile, an area where we maintain a substantial portion of our industrial operations in Chile. Immediately after the earthquake, all of our production units applied their contingency plans which involved shutting down operations and evaluating the damage caused to each facility by the earthquake. Our operations that had been affected by the earthquake and tsunami reopened gradually in connection with our repair efforts and the improvement of external factors, such as infrastructure conditions, road connectivity, power supply and public safety concerns. As of December 31, 2013, all of our operations have reopened and were operating at full operational capacity except for our Mutrún Sawmill, which was destroyed and will not be reopened. The Mutrún sawmill represented approximately 6% of our sawn timber production capacity in Chile.

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

The suspension of our operations in Chile resulted in significant asset impairment charges due to earthquake-related damage to property and inventories as well as a significant decrease in our sales volumes due to plant closures, which had an adverse effect on our results of operations and cash flows. Our insurance policies in Chile and Argentina provided coverage for damages to our property, plant, equipment and inventories and for business interruption caused by such damages up to an aggregate amount of U.S.$650 million, with a deductible of U.S.$3 million for property damage and a deductible of 21 days for business interruption. On November 15, 2011, we and the insurers accepted the final report of the insurance adjusters. In accordance with such final report, as of December 31, 2012, we received a total recovery of U.S.$532.0 million. See “Item 4. Information on the Company—Description of our Business—Insurance.”

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

Economic Indicators in Chile, Argentina, Brazil, Uruguay, the United States and Canada

Chile

The Chilean GDP increased by 4.1% in real terms during 2013, compared to a growth rate of 5.6% in 2012 and 5.9% in 2011. See “Item 3. Key Information—Risk factors—Risks relating to Chile.”

Argentina

In 2011, Argentina’s GDP growth rose to 8.9%, and in 2012 and 2013 it grew at rates of 1.9% and 3.0%, respectively. In 2011, the Argentine peso depreciated against the dollar by 8.3% and in 2012 and 2013 the AR$depreciated against the dollar by 14.3% and 32.6%, respectively. The future economic, social and political developments in Argentina, over which we have no control, could impair our and Alto Paraná’s business, financial condition or results of operations. See “Item 3. Key Information—Risk factors—Risks relating to Argentina.”

Brazil

Brazil’s GDP increased by 2.3% in real terms during 2013, compared to growth rates of 0.9% in 2012 and 2.7% in 2011. In 2011, the real depreciated against the dollar by 13.6% and in 2012 and 2013 the real depreciated against the dollar by 9.6% and 15.1%, respectively. See “Item 3. Key Information—Risk factors—Risks relating to Brazil.”

Uruguay

Uruguay GDP increased by 4.4% in real terms during 2013, compared to growth rates of 3.7% in 2012 and 5.7% in 2011. In 2011 the Uruguayan peso depreciated against the dollar by 0.3%, in 2012 the Uruguayan peso appreciated against the dollar by 3.9% and in 2013 the Uruguayan peso depreciated against the dollar by 21.1%. See “Item 3. Key Information—Risk factors—Risks Relating to Uruguay.”

United States

The United States GDP increased by 1.9% in real terms during 2013, compared to growth rates of 2.8% in 2012 and 1.8% in 2011. See “Item 3. Key Information—Risk factors—Risks Relating to the United States.”

Canada

Canada’s GDP increased by 2.0% in real terms during 2013, compared to a growth rates of 1.7% in 2012 and 5.5% in 2011. In 2011, the Canadian dollar depreciated against the U.S. dollar by 2.5%, in 2012 the Canadian dollar appreciated against the U.S. dollar by 2.5% and in 2013 the Canadian dollar depreciated against the U.S. dollar by 7.1%. See “Item 3. Key Information—Risk factors—Risks relating to Canada.”

Exchange Rate Fluctuations

The Chilean peso has been subject to devaluation in the past and could be subject to significant fluctuations in the future. During 2013, the value of the Chilean peso relative to the U.S. dollar decreased 9.7% in nominal terms and 6.7% in real terms, based on the observed exchange rates on December 31, 2012 and December 31, 2013. The observed exchange rate on April 28, 2014, as published in the Official Gazzette on April 29, 2014, was Ch$559.50 to U.S.$1.00. For information regarding historical rates of exchange in Chile from January 1, 2009, see “Item 3. Key Information—Exchange Rates.”

Prices

We generally price our exports in U.S. dollars, whereas our domestic sales in Chile are priced in Chilean pesos; domestic sales in Brazil are priced in reals and domestic sales in Argentina are priced in Argentine pesos except for pulp sales, which are priced in U.S. dollars. To the extent that the Chilean peso depreciates against the U.S. dollar, our domestic sales revenues may be adversely affected when expressed in U.S. dollars. The same effects may occur for our domestic sales in Argentina and Brazil for products sold in each of the respective local currencies. The effect of exchange rate fluctuations is partially offset by the fact that certain of our operating expenses are denominated in U.S. dollars (such as our freight costs and selling expenses in the form of commissions paid to our sales agents abroad) and a significant part of our indebtedness is denominated in U.S. dollars. As of December 31, 2013, our U.S. dollar-denominated indebtedness was U.S.$3,913 million. In addition, as the U.S. dollar appreciates against the local currency in any of our export markets, we must from time to time price our sales in that local currency to compete effectively.

During the last quarter of 2008, the prices of our products decreased substantially as a result of the global financial crisis. Prices began to show a slight recovery during the second quarter of 2009. The recovery in the pulp market was confirmed during the fourth quarter of 2009 and the year 2010, during which time pulp prices grew strongly, reaching near pre-crisis levels and continued at high levels during the first half of 2011. In the second half of 2011, pulp prices started to decline, reaching their lowest point at the end of the year. During the first half of 2012, pulp prices increased slightly, remaining generally stable during the second half of 2012. During 2013 pulp prices increased. For additional discussion regarding recent movements in the price of pulp, see “Item 5. Operating and Financial Review and Prospects—Trend Information.”

However, future developments in the Chilean, Argentine, Brazilian, Uruguayan, Canadian and U.S. economies may impair our ability to proceed with our strategic plan, including with respect to pricing. For additional discussion regarding the risks we face in each of the aforementioned markets, see “Item 3. Key Information—Risk Factors—Risks Relating to Chile,” “—Risks Relating to Argentina,” “—Risks Relating to Brazil,” “—Risks Relating to Uruguay,” “—Risks Relating to Canada” and “—Risks Relating to United States.”

In recent years, our sales revenue has been affected by price level volatility in the export market. The prices for each of our pulp, panels, wood and forestry products depend on the markets in which they are sold. While prices are generally similar for a given product on a global basis, regionalized market conditions affect prices in markets such as Asia, Europe and the United States.

The following table sets forth, for the periods indicated, average unit sales prices for our products.

	Year ended December 31,(1)
Product(2)	2011	2012	2013
	(U.S.$ per tonne)(3)
Pulp
Bleached pulp	740.8	630.2	649.0
Unbleached pulp	753.4	654.4	713.7

	(U.S.$ per cubic meter)(3)

Wood Products
Sawn timber	241.6	257.8	256.0
Remanufactured wood products	545.9	544.2	596.7
Panels
Plywood and fiberboard panels	395.2	371.9	374.0
Forestry Products
Sawlogs	35.4	38.3	41.6
Pulplogs	93.6	105.8	72.8

(1)	Calculated as average unit prices for the year based on our internally collected data.
(2)	Each category of product contains different grades and types and the shipping terms vary with the product, as well as the customer.
(3)	We generally quote our prices in U.S. dollars for export sales and in Chilean pesos, Argentine pesos or Brazilian reals for domestic sales.

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

During 2013, annual average pulp prices for all grades increased with respect to 2012, which was mainly explained by stronger demand in Asia. For additional discussion regarding recent movements in the price of pulp, see “Item 5. Operating and Financial Review and Prospects—Trend Information.”

Price of NBSK

The market price of U.S.$798.77 per ton recorded as of December 31, 2009 represented an increase of 24.5% as compared to December 31, 2008. The market price for NBSK was U.S.$948.92 per ton as of December 31, 2010, an 18.8% increase as compared to December 31, 2009. The market price for NBSK was U.S.$833.71 per ton as of December 31, 2011, a 12.1% decrease as compared to December 31, 2010. The market price for NBSK was U.S.$809.6 per ton as of December 31, 2012, a 2.9% decrease as compared to December 31, 2011. The market price for NBSK was U.S.$906.48 as of December 31, 2013, a 12.0% increase as compared to December 31, 2012.

Price of BEKP

The market price for BEKP as of December 31, 2009 reached U.S.$700.00, which represented a 19.8% increase of over the price as of December 31, 2008. The market price for BEKP was U.S.$849.21 per ton as of December 31, 2010, a 21.3% increase as compared to December 31, 2009. The market price for BEKP was U.S.$651.86 per ton as of December 31, 2011, a 23.2% decrease as compared to December 31, 2010. The market price for BEKP was U.S.$775.94 per ton as of December 31, 2012, a 19% increase as compared to December 31, 2011. As of December 31, 2013, the market price for BEKP was U.S.$769.3, which represented a 0.8% decrease as compared to December 31, 2012.

Price of UKP

The market price for UKP as of December 31, 2009 was U.S.$603.65 per tonne, which represented a 32.4% increase over the price as of December 31, 2008. The market price for UKP was U.S.$751.85 per tonne as of December 31, 2010, a 24.6% increase as compared to December 31, 2009. The market price for UKP was U.S.$603.65 per tonne as of December 31, 2011, a 18.9% decrease as compared to December 31, 2010. The market price for UKP was U.S.$600.3 per tonne as of December 31, 2012, a 1.6% decrease as compared to December 31, 2011 The market price for unbleached kraftwood pulp, or UKP, as of December 31, 2013 was U.S.$721.5, per tonne which represented an increase of 23.8% as compared to December 31, 2012.

Forestry, Wood Product and Panels Prices

Over the last five years, the average prices for our forestry, wood products and panels have fluctuated significantly, reflecting the effect on demand of global economic developments.

The fiscal year 2009 was challenging for the panels business due to low demand and a weak dollar resulting from the global financial crisis. However, Arauco was able to sell all panels production without any plant shutdown despite the decline in demand. This was due to Arauco’s geographic diversification, with sales in over forty countries, and to Arauco’s broad product portfolio.

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

During 2013, the average prices of our wood products segment increased 1.0%. The average price of panels increased 0.5%. Prices for our panel, forestry and wood products may decline in the future. Our results of operations may be materially adversely affected if the prices of our products were to decline from current levels.

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

During 2011, cost of sales increased 26.6% as a result of increased sales volumes among all of our business segments and increases in the unit costs of our main products. In particular, our costs of sale per ton of our bleached softwood pulp, bleached hardwood pulp and unbleached softwood pulp increased 10.7%, 21.7% and 15.5%, respectively, as compared to 2010. In 2011, our cost of sales measured as a percentage of total revenues represented 65.9%, as compared to 60.4% in 2010.

Cost of sales increased 9.2% during 2012 as a result of increased sales volume in all of our business segments and increases in the unit costs of our main products. Compared to 2011, our costs of sales per ton increased 8.7% for bleached softwood pulp, increased 7.2% for bleached hardwood pulp, and increased 19.1% for unbleached softwood pulp. In 2012, our cost of sales measured as a percentage of total revenues was 73.6%, as compared to 65.9% in 2011.

Cost of sales increased 12.4% during 2013, when compared with 2012. This was mainly the result of an increase in the sales volumes of our panels, pulp and wood products business segments by 45.2%, 5.2% and 7.3%, respectively. In 2013, we were able to achieve lower unit costs of pulp. Our cost of sales per ton of BKPR and EKPR decreased 4.7% and 6.0%, respectively. This was largely due to an improvement in production rates at our pulp mills as compared to 2012. In 2013, our cost of sales measured as a percentage of total revenues was 69.1%, as compared to 73.6% in 2012.

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

Results of Operations

The following table provides a breakdown of our financial results of operations and sales volumes as of and for the years ended December 31, 2011, 2012 and 2013. Both the table and the discussion that follows are based on and should be read in conjunction with our audited consolidated financial statements, including the notes thereto, as of December 31, 2011, 2012 and 2013 included elsewhere herein. The audited consolidated financial statements included herein are prepared in U.S. dollars and in accordance with IFRS.

	For the year ended December 31,
	2011				2012				2013
	Sales		%	Volume	Sales		%	Volume	Sales		%	Volume
	(in millions of U.S.$, except where indicated)
Revenue
Pulp
Bleached pulp(1)	U.S.$	1,759.5	40.2%	2,375	U.S.$	1,569.8	36.7%	2,490.7	U.S.$	1,686.3	32.8%	2,598.1
Unbleached pulp(1)		301.4	6.9	400		286.7	6.7	438.1		343.9	6.7	481.9

Total		2,060.8	47.1	2,775.0		1,856.5	43.4	2,928.8		2,030.2	39.5	3,080.0
Panels
Plywood and Fiberboard panels		1,273.2	29.1	3,222		1,319.8	30.8	3,548.6		1,927.0	37.4	5,152.1
Other		0.5	0.0			0.7	0.0	6.9		0.3	0.0	11.1
Total		1,273.7	29.1	3,222		1,320.5	30.8	3,555.5		1,927.3	37.5	5,163.2
Wood Products
Sawn timber(2)		526.8	12.0	2,181		541.2	12.6	2,099.5		584.7	11.4	2,283.8
Remanufactured wood products(2)		198.3	4.5	363		224.5	5.2	412,5		245.3	4,8	411.0

Other		6.5	0.1			0.6	0.0	0.1		0.0	0.0	0.1

Total		731.6	16.7	2,544		766.2	17.9	2,512.1		829.9	16.1	2,694.9
Forestry Products
Sawlogs (net)(2)		75.2	1.7	2,123		86.1	2.0	2,250.1		89.4	1.7	2,148.6
Pulplogs(2)		41.5	0.9	443		29.0	0.7	274.2		28.8	0.6	395.3
Chips		28.5	0.7	398		25.4	0.6	365.1		21.2	0,4	304.8
Other		12.3	0.3	39		19.0	0.2	71.8		6.2	0,1	18.3

Total		157.5	3.6	3,003		159.5	3.5	2,961.2		145.6	2.8	2,867.0
Energy		98.2	2.2			136.7	3.2			146.3	2.8
Other		52.6	1.2			50.5	1.2			66.2	1.3

Total revenue		4,374.5	100.0%			4,298.7	100%			5,145.5	100.0%
Cost of sales
Timber		(639.6)				(816.4)				(869.0)
Forestry labor costs		(588.8)				(589.0)				(631.7)
Maintenance costs		(211.7)				(220.5)				(210.0)
Chemical costs		(334.5)				(381.2)				(485.8)
Depreciation		(217.0)				(236.7)				(271-7)
Other costs of sales		(890.9)				(874.7)				(1,088.9)

Total cost of sales		(2,882.5)				(3,163.4)				(3,557.2)
Gross profit		1,492.0	34.1%			1,135.2	26.4%			1,588.3	30.9%
Other income		475.0				408.3				385.1
Distribution costs		(477.6)				(452.8)				(523.6)
Administrative expenses		(415.5)				(479.6)				(544,7)
Other expenses		(90.3)				(105.3)				(136.8)
Other income (loss)		0.0				16.1				0
Finance income		24.6				23.5				19.1
Finance costs		(196.4)				(236.7)				(232.8)
Share of profit (loss) of associates and joint ventures accounted for using equity method		(11.9)				18.9				6.3
Exchange rate differences		(26.6)				(17.2)				(11.8)

Income before income tax		773.3				310.3				548.9
Income tax		(152.5)				(166.8)				(130.4)
Net income		620.8				143.5				418.6

(1)	Volumes measured in thousands of tonnes.
(2)	Volumes measured in thousands of cubic meters.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2013

Revenue

Revenue increased 19.7% from U.S.$4.280 million in 2012 to U.S.$5.146 million in 2013, primarily as a result of:

•	a 46.0% or U.S.$606.8 million increase in revenue from panels;

•	a 9.4% or U.S.$ 173.7 million increase in revenue from pulp;

•	an 8.3% or U.S.$63.7 million increase in revenue from wood products; partially offset by

•	an 8.7% or U.S.$13.9 million decrease in revenue from forestry products.

Pulp

Revenue from bleached and unbleached pulp increased 9.4% from U.S.$1,856.5 million in 2012 to U.S.$2,030.2 million in 2013, reflecting a 4.0% increase in average prices, and a 5.2% increase in sales volume. Sales of bleached pulp increased 7.4% due to a 3.0% increase in average prices and a 4.3% increase in sales volume. Our increase in sales volume partially reflects higher production rates from our pulp mills, which in 2013 produced 3.08 million Adt compared to 2.97 million Adt in 2012. Also, during 2013 we experienced higher demand, mostly from Asia, which resulted in price increases in both hardwood pulp and softwood pulp. Revenue from unbleached pulp increased 20.0% due to a 9.1% increase in average prices and a 10.0% increase in sales volume.

Panels

Revenue from panels increased 46.0% from U.S.$1,320.5 million in 2012 to U.S.$1,927.3 million in 2013. This increase in revenues was primarily due to a 45.2% increase in sales volume and a 0.5% increase in average prices. In 2013, we had a full year of operations with Flakeboard, the Moncure mill, the new Jaguariaiva MDF line and the new Teno MDP mill, which explains the higher volume produced and sold as compared to 2012. Along with these new operations, the improvement of the U.S. construction market during 2013 allowed us to increase volume sales and average prices.

Wood products

Revenue from sawn timber and remanufactured wood products increased 8.3% from U.S.$766.2 million in 2012 to U.S.$829.9 million in 2013, primarily as a result of a 1.0% increase in average prices, and a 7.3% increase in sales volume. Sawn timber sales revenue increased 8.0% from U.S.$541.2 million to U.S.$584.7 million due to a 8.8% increase in sales volume, partially offset by a 0.7% decrease in average prices. Remanufactured products sales revenue increased 9.3% from U.S.$224.5 million in 2012 to U.S.$245.3 million due to a 9.6% increase in average prices, partially offset by a 0.4% decrease in sales volume. The North American markets in particular experienced strong demand for value-added wood products, in line with a higher number of housing starts in 2013 as compared to those of the past three years.

Forestry products

Revenue from forestry products decreased 8.7% from U.S.$159.5 million in 2012 to U.S.$145.6 million in 2013. This decrease was primarily the result of a 16.5% decrease in the sales revenue of chips, partially offset by a 3.9% increase in the sales revenue of sawlogs.

Other revenue

Revenue from other sources, consisting principally of sales of energy and chemicals, increased 19.7% from U.S.$196.0 million in 2012 to U.S.$212.5 million in 2013. This was primarily the result of a U.S.$9.6 million increase in our energy sales and U.S.$5.9 million in our sale of chemicals.

Cost of sales

Cost of sales increased 12.4% from U.S.$3,163.4 million in 2012 to U.S.$3,557.2 million in 2013, primarily as a result of an increase in the sales volumes of our panels, pulp and wood products business segments by 45.2%, 5.2% and 7.3%, respectively. In particular, as compared to 2012, the cost of chemicals increased by 27%, or U.S.$104.6 million and the cost of labor increased 54% or U.S.$104.6 million, is in each case, mainly explained by having a full year with our North American operations and the new MDF Jaguariaiva line. The cost of other raw materials increased 54% or U.S.$71.6 million and the cost of energy and other fuels increased 45% or U.S.$62.3 million. We have also experienced a decrease in unit costs of pulp. In particular, our cost of sales per ton of BKPR and EKPR decreased 4.7% and 6.0%, respectively, and our cost of sales per ton of UKPR increased 1.0%, as compared to 2012.

As a percent of total revenues, our gross profit increased from 26.4% in 2012 to 30.9% in 2013, primarily as a result of a 19.7% increase in sales revenue and was partially offset by a 12.4% increase in cost of sales.

Other income

Other income decreased 5.7% from U.S.$408.3million in 2012 to U.S.$385.1 million in 2013, mainly as a result of lower net proceeds from insurance payments. In 2012, we recorded a gain of U.S.$89.0 million in insurance payments mainly related to the Nueva Aldea fire in January 2012 and the turbo generator stoppage in the Valdivia mill. These decreases in other income were partially offset by a gain of U.S.$44.3 million from proceeds from sales of land assets in 2013.

Distribution costs

Distribution costs increased 15.6% from U.S.$452.8 million in 2012 to U.S.$523.6 million in 2013, primarily due to a 15.8% or U.S.$66.8 million increase in shipping and freight total costs. This is explained by higher sales volume of our panels, pulp and wood products business segments by 45.2%, 5.2% and 7.3%, respectively. As a percentage of revenues, distribution costs remained stable, with a small decrease from 10.5% to 10.2% in 2013.

Administrative expenses

Administrative expenses increased 13.6% from U.S.$479.6 million in 2012 to U.S.$544.7 million in 2013, primarily as a result of an increase in wages and salaries, other administrative expenses, depreciations and amortization and property taxes of U.S.$19.9 million, U.S.$14.8 million, U.S.$11.2 million and U.S.$10.1 million respectively. As a percentage of revenues, administrative expenses decreased from 11.2% in 2012 to 10.6% in 2013.

Finance costs

Finance costs decreased 1.6% from U.S.$236.7 million in 2012 to U.S.$232.8 million in 2013. This decrease was mainly due to the absence in 2013 of the one-time charge of U.S.$22.1 million recorded in 2012 for the refinancing of our debt prepayment accounting charges incurred by Flakeboard, a decrease of U.S.$10.4 million of expenses in other financial instruments, mainly forwards and swaps. This was partially offset by an increase of U.S.$28.3 million in interest expense.

Exchange rate differences

We recorded a 31.6% decrease in exchange rate difference losses from U.S.$17.2 million in 2012 to U.S.$11.8 million in 2013, primarily as a result of accounts payable and financial debt denominated in Argentine pesos, the aggregate value of which depreciated during 2013 by U.S.$50.7 million as compared to 2012, and partially offset by a loss in value in other current assets denominated in Argentine pesos, which decreased in value by U.S.$23.4 million from 2012 to 2013. The Argentine peso suffered a devaluation in 2013, starting the year at AR$4.9225 per U.S. dollar, and ending at AR$6.5177 per U.S. dollar. See “Item5. Operating and Financial Review and Prospects—Economic Indicators in Chile, Argentina, Brazil, Uruguay, the United States and Canada—Argentina.”

Income tax

We recorded an income tax expense of U.S.$166.8 million in 2012 compared to U.S.$130.4 million in 2013. This decrease is mainly explained by a one-time charge in 2012 of approximately U.S.$124.4 million explained by a net increase in deferred tax liabilities as a consequence of Law No. 20,630, which was published on September 27, 2012. Among various changes to the Chilean tax code, the application of this law increased the corporate tax rate for Chilean corporations to 20% from 17%, effective for taxes payable during fiscal year 2013, including income earned during 2012.

Net income

Net income in 2013 increased 191.6% from U.S.$143.5 million in 2012 to U.S.$418.6 million in 2013, primarily as a result of a 19.7% increase in our revenue, the absence during 2013 of a one-time charge in income tax expense of U.S.$124.4 million incurred in 2012, partially offset by a 12.4% increase in our cost of sales, a 13.6% increase in our administrative expenses and distribution costs, a decrease in net proceeds from insurance payments from U.S.$89.0 million in 2012 to U.S.$1.3 million in 2013, in each case, as discussed above.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2012

Revenue

Revenue decreased 2.2% from U.S.$4,374 million in 2011 to U.S.$4,299 million in 2012, primarily as a result of:

•	a 9.9% decrease in revenue from pulp; partially offset by

•	a 4.7% increase in revenue from wood products;

•	a 3.7% increase in revenue from panels; and

•	a 1.3% increase in revenue from forestry products.

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

Forestry products

Revenue from forestry products increased 1.3% from U.S.$157.5 million in 2011 to U.S.$159.5 million in 2012. This increase was primarily the result of a 14.5% increase in the sales revenue of sawlogs, partially offset by a 30.0% decrease in the sales revenue of pulplogs.

Other revenue

Revenue from other sources, consisting principally of sales of energy and chemicals, increased 24.1% from U.S.$150.9 million in 2011 to U.S.$187.2 million in 2012. This was primarily the result of a U.S.$38.5 million increase in our energy sales.

Cost of sales

Cost of sales increased 9.7% from U.S.$2,882.5 million in 2011 to U.S.$3,163.4 million in 2012, primarily as a result of an increase in the sales volumes of our pulp and panels business segments and an increase in unit costs of our forestry and wood products. In particular, as compared to 2011 the cost of timber increased by 34.7%, or U.S.$221.8 million and our chemical costs increased by 13.9% or U.S.$46.6 million. We have also experienced an increase in costs in our pulp business. In particular, our cost of sales per ton of BKPR and EKPR increased 9.3% and 7.2%, respectively, and our cost of sales per ton of UKPR increased 19.1%, as compared to 2011.

Gross profit

Our gross profit decreased from 34.1% for 2011 to 26.4% for 2012, primarily as a result of a 9.7% increase in cost of sales, and a 2.2% decrease in sales revenue.

Other income

Other income decreased 14.0% from U.S.$475.0 million in 2011 to U.S.$408.3 million in 2012, mainly as a result of lower net proceeds from insurance payments. In 2011 we recorded a gain of U.S.$194.0 million due to the insurance payments related to the February 2010 earthquake. In 2012 we recorded a gain of U.S.$89.0 million in insurance payments mainly related to the Nueva Aldea fire in January 2012 and the turbo generator stoppage in the Valdivia mill. The decrease in other income was partially offset by a net increase of U.S.$20.1 million in gains of land real estate assets in 2012.

Distribution costs

Distribution costs decreased 5.2% from U.S.$477.6 million in 2011 to U.S.$452.8 million in 2012, primarily due to a 3.6% or U.S.$15.7 million decrease in shipping and freight total costs and partially offset by a 5.5% increase in volume sales of pulp and a 10.4% increase in volume sales of panels. As a percentage of revenue, distribution costs decreased from 10.9% to 10.6% in 2012.

Administrative expenses

Administrative expenses increased 15.4% from U.S.$415.5 million in 2011 to U.S.$479.6 million in 2012, primarily as a result of an increase in wages and salaries, insurance and other administrative expenses of U.S.$34.1 million, U.S.$13.9 million and U.S.$25.4 million respectively. This increase is mainly attributable to an increase in our rate of hiring. As a percentage of revenue, administrative expenses increased from 9.5% in 2011 to 11.1% in 2012.

Finance costs

Finance costs increased 20.5% from U.S.$196.4 million in 2011 to U.S.$236.7 million in 2012. This increase was mainly due to prepayment accounting charges of U.S.$22.1 million incurred by Flakeboard and an increase of interest expenses of U.S.$9.9 million related to our other financial instruments, mainly forwards and swaps.

Exchange rate differences

We recorded a 35.3% decrease in exchange rate difference losses from U.S.$26.6 million in 2011 to U.S.$17.2 million in 2012, primarily as a result of foreign exchange losses attributable to money market investments, deposits and accounts receivables denominated in currencies which appreciated against the U.S. dollar, partially offset by payables liabilities denominated in currencies that appreciated against the U.S. dollar, including the Chilean peso, real and euro, among others.

Income tax

We recorded an income tax expense of U.S.$152.5 million in 2011 compared to U.S.$166.8 million in 2012. This increase is mainly explained by a one-time charge of approximately U.S.$129.0 million explained by a net increase in deferred tax liabilities as a consequence of Law No. 20,630, which was published on September 27, 2012. Among various changes to the Chilean tax code, the application of this law increased the corporate tax rate for Chilean corporations to 20% from 18.5%, effective for taxes payable during fiscal year 2013, including income earned during 2012. In addition, we had a lower deferred tax income relating to origination and reversal of temporary differences of U.S.$0.7 million in 2012 compared to U.S.$45.6 million in 2011. This decrease was partially offset by a lower current income tax expense of U.S.$65.6 million in 2012 compared to U.S.$242.9 million in 2011.

Net income

Net income in 2012 decreased 76.8% from U.S.$620.8 million in 2011 to U.S.$143.5 million in 2012, primarily as a result of a 2.2% decrease in our revenue, a 9.7% increase in our cost of sales, a 15.4% increase in our administrative expenses and distribution costs, as discussed above, a one-time charge in income tax expenses of U.S.$129.0 million and a decrease in net proceeds from insurance payments from U.S.$194.0 million in 2011 to U.S.$89.0 million in 2012, as discussed above.

Liquidity and Capital Resources

Our primary sources of liquidity are funds from operations, domestic and international borrowings from commercial and investment banks and debt offerings in the domestic and international capital markets.

Arauco has a liquidity policy, approved by the board of directors, which maintains conservative criteria regarding Arauco’s liquidity management. Using a combination of different variables, we define scenarios, each of which has independent criteria for defining a minimum liquidity level.

We also have access to two committed credit facility lines amounting to an aggregate of approximately U.S.$320 million. The first line has an available amount of UF 1,700,000, or approximately U.S.$ 75.5 million, based on the exchange rates of December 31, 2013. The second line has a maximum available amount of U.S.$ 240.0 million.

Cash Flow from Operating Activities

Our net cash flow provided by operating activities was U.S.$897.7 million in 2013 and U.S.$442.4 million in 2012. This increase was principally due to a U.S.$873.7 million increase in Receipts from sales of goods and rendering of services, partially offset by an increase of U.S.$387.3 million in payments to suppliers and employees, and by a decrease of U.S.$147.9 million in income taxes paid.

Our net cash flow provided by operating activities was U.S.$442.4 million in 2012 and U.S.$982.2 million in 2011. This decrease was principally due to a U.S.$329.7 million increase in payments for goods and services, a decrease of U.S.$137.7 million in receipts from premiums and claims, annuities and other policy benefits and a U.S.$91.7 million increase in payments to and on behalf of employees, partially offset by an increase of U.S.$98.2 million in receipts from sales of goods and rendering of services.

Cash Flow Used in Investing Activities

Our net cash used in investing activities was U.S.$687.6 million in 2013 and U.S.$1,345.8 million in 2012. This decrease was principally due to a 32.7% or U.S.$313.6 million decrease in our purchase of property, plant and equipment and U.S.$253.8 million used during 2012 to obtain control of subsidiaries or other businesses, which includes the acquisition of Flakeboard and Moncure mill, partially offset by an increase in proceeds from sale of property, plant and equipment in the amount of U.S.$104.3 as a result of sales of land assets.

Our net cash used in investing activities was U.S.$1,345.8 million in 2012 and U.S.$1,208.9 million in 2011. This decrease was principally due to a 94.4% or U.S.$228.8 million decrease in capital contributions to non-controlling entities (primarily due to our 2011 acquisition of Florestal Vale do Corisco Ltda.), partially offset by an increase in capital contributions to subsidiaries or other business in the amount of U.S.$190.9 million mainly due to the Moncure mill and Flakeboard acquisitions.

Cash Flow from Financing Activities

Our net cash obtained from financing activities was U.S.$7.8 million in 2013 compared to the U.S.$1,055.5 million used in 2012. The difference between proceeds from short-term borrowings and repayment of borrowing in 2012 was U.S.$1,253.8 million, while the same difference in 2013 was U.S.$134.8 million, which explains most of the variation between 2012 and 2013. In addition, in 2013 we experienced a U.S.$56.8 million decrease in the payment of dividends.

Our net cash obtained from financing activities was U.S.$1,055.5 million in 2012 compared to the U.S.$481.2 million used in 2011. This variation is mainly due to a U.S.$1,122.8 million increase in proceeds from loans, primarily related to our 2012 issuance of U.S.$942.8 million in long term financing. In addition, in 2012 we experienced a U.S.$94.7 million decrease in the payment of dividends.

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

The following table sets forth certain contractual obligations as of December 31, 2013, and the period in which the contractual obligations come due.

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in thousands of U.S. dollars)
Debt obligations(1)	866,548	1,353,996	912,198	2,898,833	6,031,575
Purchase obligations(2)	25,457	—	—	—	—
Capital (finance) lease obligations	26,949	48,652	13,839	—	89,440

Total	918,954	1,402,648	926,037	2,898,833	6,146,471

(1)	Includes estimated interest payments related to long-term debt obligations based on market values as of December 31, 2013.
(2)	Excludes contracts entered into with independent contractors to perform operations on our behalf. Our payment obligations under such contracts are not pre-determined, but rather depend on the performance of certain variables. Accordingly, we cannot quantify our contractual obligations under such contracts.

Investment Activities

During 2013, our principal investment activities were as follows:

•	During 2013, we continued with the construction of our Montes del Plata complex, and invested U.S.$ 351.5 million

•	During 2013, we invested in the mainteinance and acquisition of biological assets for a total of U.S.$ 213.2 million

•	During 2013, we continued with the reconstruction of the Nueva Aldea plywood mill, and invested U.S.$97.3 million to complete the mill.

•	During 2013, we invested U.S.$16.7 million to complete the expansion of the Jaguariaiva MDF mill.

Financing Activities

During 2013, our principal financing activities were as follows:

•	On June 25, 2013, we closed a U.S.$300 million syndicated loan maturing in 2016 for the main purpose of refinancing bonds due in July 2013.

•	On July, 2013, we refinanced our 5.125% U.S.$300 million Notes due on July 9, 2013.

As of December 31, 2013, our short-term bank debt was U.S.$713.3 million of which 93.0% was U.S. dollar-denominated. As of December 31, 2013, our total long-term bank debt (including the current portion of such debt) was U.S.$1,180.8 million of which 82.3% was U.S. dollar-denominated. In addition, as of December 31, 2013, we guarantee obligations of U.S$677.0 million related to Montes del Plata, U.S.$270.0 million related to Alto Paraná and U.S.$150.0 million related to Flakeboard. As of December 31, 2013, we also had total capital markets borrowings (including the current portion of such debt) of U.S.$3,038.6million, 71.9% of which was U.S. dollar-denominated. As of December 31, 2013, the weighted average maturity of our long-term debt was 5.0 years. The interest rate on our variable rate debt is determined principally by reference to the London inter-bank offered rate (LIBOR), and as of December 31, 2013, the average interest rate for our U.S. dollar floating rate debt over six-month LIBOR was 1.7%. As of December 31, 2013, the average interest rate for our U.S. dollar fixed rate debt was 4.9%. These average rates do not reflect the effect of swap agreements and subsequent unwinds effective as of December 31, 2013.

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

We were in compliance with all bank loans and bonds covenants as of December 31, 2013.

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

Cross Currency Swap Agreements

We have outstanding the following cross currency swap agreements to hedge our local bonds issued in UF:

Bank	U.F. notional amount	Interest rate we receive	U.S.$ notional amount (in millions)	Interest rate we pay	Maturity
Banco de Chile	1,000,000	4.25%	35.70	4.99%	March 2014
JPMorgan Chase Bank	1,000,000	4.25%	35.28	4.94%	March 2014
Barclays Bank PLC	1,000,000	4.25%	38.38	5.86%	October 2014
Banco de Chile	1,000,000	4.25%	37.98	5.79%	April 2014
Deutsche Bank	1,000,000	4.25%	37.98	5.80%	October 2014
Deutsche Bank	1,000,000	4.25%	37.62	5.79%	October 2014
Barclays Bank PLC	1,000,000	4.25%	38.43	5.62%	October 2014
Deutsche Bank	1,000,000	4.25%	43.62	5.29%	October 2021

JPMorgan Chase Bank	1,000,000	4.25%	43.62	5.23%	October 2021
Corpbanca	1,000,000	3.25%	42.86	5.20%	September 2020
BBVA	1,000,000	3.25%	42.86	5.20%	September 2020
Deutsche Bank	1,000,000	3.25%	42.86	5.25%	September 2020
Banco Santander	1,000,000	3.25%	42.87	5.17%	September 2020
BBVA	1,000,000	3.25%	42.86	5.09%	September 2020
Corpbanca	1,000,000	4.00%	43.28	3.36%	October 2014
Corpbanca	1,000,000	3.96%	46.47	4.39%	November 2021
JPMorgan Chase Bank	1,000,000	3.96%	47.16	3.97%	November 2021
BBVA	1,000,000	4.21%	38.38	5.61%	April 2023
BBVA	1,000,000	4.21%	38.43	5.75%	April 2023
BCI	1,000,000	4.21%	37.62	5.54%	April 2023
Deutsche Bank	1,000,000	4.21%	37.98	4.69%	April 2019
Banco Santander	1,000,000	4.21%	37.98	5.59%	April 2023

The aggregate fair value of our currency swap agreements as of December 31, 2013 represented an asset of U.S.$22 million and as of December 31, 2012 represented an asset of U.S.$47.6 million.

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

RESEARCH AND DEVELOPMENT

We spent U.S.$2.6 million in 2013, U.S.$2.2 million in 2012 and U.S.$3.5 million in 2011 on research and development. We conduct our principal research and development programs through our subsidiary, Bioforest, which concentrates its efforts on applying and implementing advanced technologies to the specific characteristics of our forests and mills.

We are continuously researching and attempting to develop different strains of long-fiber pine trees to improve their quality and to shorten their average harvest cycle. Additionally, we maintain close relations with certain international research institutes, equipment suppliers and the scientific and engineering communities that participate in our industry.

In the Pulp, Panels and Sawn Timber business, Bioforest has been researching and developing new ways to produce our goods, to use them in new ways and to create a better understanding and knowledge of our process. In the Forestry business, Bioforest has increased the growth rate in Radiata pines and in Globulus Eucalyptus, adding more value to our plantations.

TREND INFORMATION

From December 31, 2013 to March 31, 2014, prices for softwood increased by 1.9%, reaching U.S.$ 924.0 per tonne, while prices for hardwood decreased by 1.4% reaching U.S.$759.0 per tonne. The drop in hardwood pulp prices is due to more capacity entering the market.

Additional capacity will enter the market of hardwood pulp, with our joint operation Montes del Plata, and it may have an impact on prices.

In the upcoming months, we expect a steady market for long fiber pulp, while short fiber pulp should have price drops affected by the entrance of new supply and by the seasonality of the Northern Hemisphere summer.

For the panel business, in the United States we expect an increase in sales volume, due to a recovery in demand and prices remaining steady. In Brazil, sales volume is expected to grow during the first half of the year, prices should stay steady, and there is a positive outlook for that market. We expect higher sales volumes of panels in all our markets.

We expect to have stronger demand for sawn timber during the first half of 2014 in all markets. Prices and volume should increase, mainly due to the housing starts in the United States and also a growing demand in Asia.

The housing starts index has been over 900,000 since January 2014, and this explains part of the growth in panels and sawn timber that we expect in the first half of 2014.

For more information regarding trends in our business, see “Item5. Operating and Financial Review and Prospects—Overview” and “—Exchange Rate Fluctuations.” For risks affecting our business, see “Item 3. Key Information —Risk Factors.”

Item 6. Directors, Senior Management and Employees

DIRECTORS AND EXECUTIVE OFFICERS

Directors

A board of directors manages our business. Our by-laws (estatutos) require that the board of directors consist of nine directors. Our directors cannot also be our executives. The entire board is elected every three years and can be re-elected for any number of periods. The current board was elected in April 2013, and their terms will be renewed in April 2016. The board may appoint replacements to fill any vacancies that occur during periods between elections; however, at the annual shareholders’ meeting following any such replacement, an election of the entire board must take place. Scheduled meetings of the board of directors are, generally, held once a month. Extraordinary board meetings are called when summoned by the Chairman or when requested by at least two directors. There are no contracts under which the current directors of the Company would receive from us any benefits upon the termination of their employment by the Company. We do not have a compensation committee.
Our current directors are listed below.

Name	Years as Director	Position	Age
Manuel Bezanilla	28	Chairman	69
Roberto Angelini	28	First Vice-Chairman	65
Jorge Andueza	20	Second Vice-Chairman	65
José Tomás Guzmán	28	Director	84
José Rafael Campino	4	Director	61
Alberto Etchegaray	20	Director	68
Eduardo Navarro	6	Director	49
Timothy C. Purcell	8	Director	54
Nicolás Majluf	2	Director	68

Included below are brief biographical descriptions of each of our directors.

Manuel Bezanilla became Director on April 30, 1986 and became Chairman of the board of directors on April 23, 2013. He served as Second Vice-Chairman of the board of directors from May 4, 2007 to April 23, 2013. He is also a partner of the law firm Portaluppi, Guzmán y Bezanilla. He serves as Chairman of the board of Forestal Celco and serves as a member of the boards of directors of Pesquera Iquique-Guanaye S.A., AntarChile and Inversiones Siemel S.A. Mr. Bezanilla holds a law degree from the Catholic University of Chile.

Roberto Angelini became a Director on April 30, 1986 and became First Vice-Chairman of the board of directors on May 4, 2007. He served as Vice-Chairman of the board of directors from April 18, 1991 to January 4, 2005, when he voluntarily resigned, and as Second Vice-Chairman of the board of directors from January 27, 2005 to May 4, 2007. He serves as Chairman of the board of directors of Empresas Copec, COPEC, AntarChile, Corpesca S.A., Pesquera Iquique-Guanaye S.A., Astilleros Arica S.A., Compañía Minera Can Can S.A. and Servicios Corporativos Sercor S.A. He also serves as a member of the boards of directors of Forestal Celco, Empresa Pesquera Eperva S.A., Orizon S.A., Inversiones Siemel S.A. and Sigma S.A. Mr. Angelini holds a degree in civil engineering from the Catholic University of Chile.

Jorge Andueza became a Director on April 11, 1994 and was appointed Second Vice-Chairman of the board of directors on April 23, 2013. He is also the Chief Executive Officer of AntarChile, the Chairman of the board of directors of Inversiones Siemel S.A., Orizon S.A. and Sigma S.A., and serves as a member of the boards of directors of COPEC, Empresas Copec, Forestal Celco, Empresa Pesquera Eperva S.A., Corpesca S.A., Astilleros Arica S.A., Pesquera Iquique-Guanaye S.A., Organización Terpel S.A. and Servicios Corporativos Sercor S.A. Mr. Andueza holds a degree in electronic civil engineering from Federico Santa María Technical University.

José Tomás Guzmán became a Director on April 30, 1986. He served as Chairman of the board of directors from May 4, 2007 to April 23, 2013 and from April 18, 1991 to January 4, 2005, when he voluntarily resigned. He also served as First Vice-Chairman of the board of directors from January 27, 2005 to May 4, 2007. He is a partner of the law firm Portaluppi, Guzmán y Bezanilla, is a Vice-Chairman of COPEC, Empresas Copec and AntarChile, and serves as a member of the boards of directors of Inversiones Siemel S.A., Forestal Celco, Sigma S.A., Servicios Corporativos Sercor S.A., Corpesca S.A. and Astilleros Arica S.A. Mr. Guzmán holds a law degree from the Catholic University of Chile.

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

Alberto Etchegaray became a Director on April 11, 1994 and served as Chairman of the board of directors from January 4, 2005 to May 4, 2007, when he voluntarily resigned. He is also a partner of Domet Ltda., the Chairman of the board of directors of Invesco Internacional S.A., Salfacorp S.A. and Red Salud S.A. He served as the Chilean Minister of Housing for four years. Mr. Etchegaray holds a degree in civil engineering from the Catholic University of Chile.

Eduardo Navarro became a Director on September 25, 2007. He is also the Chief Executive Officer of Empresas Copec S.A., the Chief Executive Officer of Pesquera Iquique-Guanaye S.A., and serves as a member of the boards of directors of COPEC, Abastecedora de Combustibles S.A., Sociedad Nacional de Oleoductos S.A., Empresa Eléctrica Guacolda S.A., Corpesca S.A., Orizon S.A., Compañía Minera Can Can S.A., Mina Invierno S.A., Inversiones del Nordeste S.A., Metrogas S.A. and Colbún S.A. Mr. Navarro holds degrees in commercial engineering and economics, and a master’s degree in economics, all from the Catholic University of Chile.

Timothy C. Purcell became a director on April 26, 2005. He is also Managing Partner of Linzor Capital Partners, LP. Mr. Purcell currently serves as a member of the boards of directors of Komax, S.A., Tip de México, S.A. de C.V., and Corporación Santo Tomás. He is also a director of Enseña Chile, a Trustee of International House in New York and a Trustee of the Chilean chapter of The Nature Conservancy. Mr. Purcell received an undergraduate degree with distinction in Economics from Cornell University, as well as a Masters Degree in International Studies from the University of Pennsylvania and a master’s degree in business (MBA) from Wharton Business School.

Nicolás Majluf became a director on August 28, 2012. He is a professor at the School of Engineering of the Catholic University of Chile, a member of the boards of directors of Sodimac S.A., PazCorp, Next Capital, and consultant to the board of directors of Inchalam S.A. (Industrias Chilenas de Alambre Sociedad Anónima), and its related companies (Prodalam S.A.; Acma S.A.; Acmanet S.A.; Prodac (Perú) Productos de Acero Cassado S.A.; Prodinsa: Productos de Acero S.A. Prodinsa; Wire Rope Industries; and Procables S.A.). He formerly served on the boards of directors of Corporación Nacional del Cobre de Chile (Codelco), Empresas Copec S.A., S.A.C.I. Falabella, Euroamerica Seguros de Vida S.A., Telefónica S.A., Electroandina S.A., EDELNOR S.A.A., Colbún S.A., Carnes Ñuble S.A., Empresas Pizarreño S.A. and Bazuca.com. Mr. Majluf holds a degree in civil engineering from the Catholic University of Chile, a MSc in Operations Research from Stanford University, and a PhD in Management from the Massachusetts Institute of Technology.

Executive Officers

Our executive officers are appointed by the board of directors and hold office at its discretion. Our current principal executive officers and the directors of each area or department are listed below.

Name	Years with Arauco	Position	Age
Matías Domeyko(1)	25	Chief Executive Officer	52
Cristián Infante	18	President and Chief Operating Officer	47
Gianfranco Truffello	19	Chief Financial Officer	46
Robinson Tajmuch	23	Senior Vice-President Comptroller	57
Camila Merino	3	Senior Vice-President Human Resources	46
Franco Bozzalla	24	Senior Vice-President Wood Pulp	51
Charles Kimber	28	Senior Vice-President Commercial & Corporate Affairs	52
Antonio Luque	22	Senior Vice-President Sawn Timber	57
Alvaro Saavedra	22	Senior Vice-President Forestry	58
Gonzalo Zegers	6	Senior Vice-President Panels	53
Felipe Guzmán	5	General Counsel	44

(1)	Matías Domeyko worked at Arauco from 1987 to 1994. He rejoined Arauco in 1997.

Included below are brief biographical descriptions of each of our executive officers and the directors of each area or department.

Matías Domeyko is the Chief Executive Officer of Arauco. Mr. Domeyko worked at Arauco from 1987 to 1994, and then rejoined in 1997 as our Chief Financial Officer. In 2005, Mr. Domeyko assumed the position of Chief Executive Officer of Arauco. Mr. Domeyko is a member of the board of directors of Puerto Lirquén S.A., and he previously served as the Director of Development of Copec. Mr. Domeyko holds a degree in commercial engineering from the University of Chile.

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

Camila Merino is the Senior Vice-President Human Resources of Arauco. Prior to joining Arauco, Ms. Merino served as the Labor Minister of the Chilean government. She also served as Chief Executive Officer at Metro de Santiago and Corporate Vice President at SQM. Ms. Merino holds a degree in civil engineering from the Catholic University of Chile and a master’s degree in business administration from the Massachusetts Institute of Technology.

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

Compensation

For 2013, the aggregate compensation of all our directors and executive officers and senior managers paid or accrued in that year for services in all capacities, including salaries and compensation for their service to those executive officers who serve as directors, was U.S.$1.6 million. We do not maintain any pension or retirement programs or incentive compensation plans for our directors or executive officers. We also do not maintain any plans providing for benefits upon termination of employment. The following table sets out the compensation of our directors for their services as directors in the years provided.

	2012		2013
Roberto Angelini	U.S.$	167,395	153,076
José Tomás Guzmán		200,875	158,049
Carlos Croxatto		171,462	0
Manuel Bezanilla		166,658	187,797
Jorge Andueza		134,101	138,570
José Rafael Campino		66,965	67,142
Alberto Etchegaray		66,965	67,142
Eduardo Navarro		66,965	67,142
Antonio Luque		44,199	39,310
Matías Domeyko		96,875	91,754
René Katz		13,923	9,376
Manfred Mayer		13,923	9,376
Jorge Garnham Mezzano		22,963	61,896
Eduardo Zañartu		14,276	13,966
Alvaro Saavedra		44,199	43,824
Franco Bozzalla		61,408	30,676
Cristián Infante		111,335	105,720
Gonzalo Zegers		30,276	25,452

	2012	2013
Robinson Tajmuch	28,199	27,824
Charles Kimber	28,199	45,157
Timothy C. Purcell	66,965	67,142
Gianfranco Truffello	23,441	23,310
Pablo Mainardi	18,867	0
Pablo Ruival	18,867	28,481
Sergio Gantuz	18,867	28,481
Nicolás Majluf Sapag	22,918	67,142

Total Compensation	1,721,086	1,557,804

Board Practices

In 2013 we created an Audit Committee, which is composed of two directors, Jorge Andueza and Timothy C. Purcell, as well as the Chief Executive Officer of Arauco, the Chief Operating Officer of Arauco, the Senior Vice-President Comptroller of Arauco and the General Counsel of Arauco. Our securities are not listed on any national securities exchange and, therefore, we are not subject to the rules relating to audit committees imposed by the Sarbanes-Oxley Act of 2002, as amended.

We also have an Ethics Committee that ensure the Ethics Code which defines, promotes and regulates behavior of professional and personal excellence consistent with our philosophy and values to be followed by all our staff.

Employees

The following table provides a breakdown of our employees by main category of activity as of the end of each year in the three-year period ended December 31, 2013.

	As of December 31,
	2011	2012	2013
Pulp mill employees	2,348	2,619	2,715
Other industrial employees	3,583	7,277	7,611
Forestry employees	1,803	1,536	1,521
Administrative employees	1,954	1,609	1,477

Total	9,688	13,227	13,324

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

29.1% of our employees in Chile, 48.3% of our employees in Argentina, 9.7% of our employees in Brazil and none of our employees in the United States or Canada were unionized as of December 31, 2013. We negotiate collective bargaining agreements of two, three or four years’ duration with unionized employees.

We have stable employee relations in Chile, Argentina, Brazil, the United States and Canada. Our Chilean operations have not experienced any work stoppages in the last five years other than (i) a 4-day stoppage at the Horcones plywood mill in January 2013, caused by employees of third party constractors (ii) a four-day work stoppage in July 2012 at our Horcones Panel Mill located in Arauco, during which production resumed partially after the second day, (iii) a ten-day work stoppage in November 2009 at our Constitución pulp mill, our Trupán-Cholguán panel mill, and our Nueva Aldea and Horcones complexes, and (iv) a three-day work stoppage in September 2009 at our Constitución and Valdivia pulp mills, our Trupán-Cholguán panel mill, and our Nueva Aldea and Horcones complexes; each of which was caused by the employees of our third party forestry contractors at each of the respective facilities.

Our Argentinean operations have not experienced any work stoppages in the last five years other than (i) a 3-day stoppage at Alto Paraná’s chemical mill in March 2011, as a result of a strike by the chemical union; (ii) a 4-day stoppage at Alto Paraná’s pulp mill in September 2010, as a result of a strike by the pulp union; but these strikes were limited to two hours per shift and did not materially affect operations; (iii) a 27-day stoppage at Alto Paraná’s Zarate mill in April 2013, as a result of a strike by the construction union; (iv) a 2-day stoppage at Alto Paraná’s chemical mill in May 2013, as a result of a strike by the Santa Fe Federation of Labour; and (v) a 1-day stoppage at Alto Paraná’s pulp mill in June 2013 and a 3-day stoppage at Alto Paraná’s pulp mill in October 2013, both as a result of a strike by the pulp union.

For information regarding strikes and work stoppages occurred in the last five years at our Argentinean subsidiary, see “Item 3. Key Information—Risk Factors—Risks Relating to Us and the Forestry Industry—Our operations could be adversely affected by labor disputes.”

Our Brazilian operations have not experienced any work stoppages in the last five years.

In September 2011, we experienced a 12-day work stoppage of construction at our Montes del Plata joint operation in Uruguay.

During the last two years, there have been no strikes or other material work stoppages at our U.S. and Canadian subsidiaries.

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

Our First Vice-Chairman, Roberto Angelini, owns directly and indirectly 22.4% of Inversiones Angelini. He directly owns 0.2% of AntarChile. Through his direct and indirect interests in Inversiones Angelini, AntarChile and Empresas Copec, Roberto Angelini beneficially owns 8.8% of our shares. Our Director, José Tomás Guzmán, owns 1.0% of Inversiones Angelini. Directly and indirectly through Agroforestal e Inversiones Maihue Limitada and Inversiones Maihue Limitada, he owns 2.9% of AntarChile and 0.14% of Empresas Copec. Through his interests in Inversiones Angelini, AntarChile and Empresas Copec, José Tomás Guzmán beneficially owns 1.0% of our shares.

None of our other directors or executive officers beneficially owns 1% or more of our shares.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Our only outstanding voting securities are shares of common stock of a single series, without nominal (par) value. The following table sets forth certain information concerning ownership of our common stock, as of April 24, 2014, with respect to each shareholder known by us to own more than 5% of the outstanding shares of our common stock and all of our directors and executive officers, as a group.

	Number of Shares Owned	Percentage Ownership
Empresas Copec	113,134,814	99.98
Directors and executive officers of the Company, as a group	—	—

Through its ownership of our Common Stock, Empresas Copec currently has voting control over us.

Empresas Copec is a Chilean public company listed on the Santiago Stock Exchange, the Valparaíso Stock Exchange and the Chilean Electronic Stock Exchange. It is a holding company, the principal interests of which are in Arauco, gasoline distribution, electricity, gas distribution, fishing and mining. Before October 1, 2003, Empresas Copec’s legal name was Compañía de Petróleos de Chile S.A. As of that date, Compañía de Petróleos de Chile S.A. transferred all its gasoline- and fuel-related business assets to a new subsidiary, Compañía de Petróleos de Chile COPEC S.A., which we call COPEC, and changed its legal name to Empresas Copec S.A. In May 2005, AntarChile purchased 3.1 million shares of COPEC, increasing its ownership to 60.4% of Empresas Copec. As of December 31, 2013, AntarChile owned 60.8% of Empresas Copec.

Through its ownership in Empresas Copec, AntarChile beneficially owned 60.8% of our shares as of December 31, 2013. As of April 24, 2014, AntarChile beneficially owns 60.8% of our shares. Inversiones Angelini y Compañía Limitada (“Inversiones Angelini”) in turn owns 63.4% of AntarChile’s shares, and certain other related investors own an additional 10.96% of AntarChile. Inversiones Angelini and such other investors are defined herein as the “Angelini Group.”

The principal equity owners of interest in Inversiones Angelini are Mrs. María Noseda Zambra with 10.9%, Mr. Roberto Angelini Rossi directly and indirectly with 22.4%, and Mrs. Patricia Angelini Rossi directly and indirectly with 18.8%.

As of December 31, 2013 and April 24, 2014, the Angelini Group controlled Arauco through the ownership structure described above.

RELATED PARTY TRANSACTIONS

We engage in a variety of transactions in the ordinary course of business with related parties. Related parties include, among others, directors, officers and affiliates of the Company. The norms for transactions with related parties by and among public corporations and their subsidiaries are mainly regulated by Title XVI of the Chilean Companies Act (“Title XVI”), which was included by Law Nº 20,382 published in the Official Gazette on October 20, 2009, and articles 44 and 89 of the Chilean Companies Act. Title XVI requires that our transactions with related parties contribute to the Company’s interest and be on a market basis or on terms similar to those prevailing in the market. In addition, Title XVI provides that related party transactions must be approved by an informed majority of the disinterested members of the board of directors. If a majority of the disinterested directors abstains from voting on a particular transaction, the transaction must be approved by a unanimous vote of the non-abstaining disinterested directors or by two-thirds of the shares with voting rights. Resolutions approving any such transactions must be reported to our shareholders at the next annual shareholders’ meeting.

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

•

We purchase port services from our 20.2% affiliates Puertos y Logística S.A. (formerly Puerto de Lirquén S.A.) and Puerto Lirquén S.A. (formerly Portuaria Sur de Chile S.A.), and our 50.0% affiliate Compañía Puerto de Coronel S.A.;

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

Item 8. Financial Information

See “Item 17—Financial Statements.”

EXPORT SALES

Export sales constituted 59.9% of our sales revenue for the year ended December 31, 2013. Our total export sales revenue for 2013 was U.S.$3,082 million. Our principal overseas markets are Asia, North America and Western Europe. See “Item 4. Information on the Company—Description of Business—Domestic and Export Sales.”

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

Valdivia Mill

Our operations at the Valdivia Mill have been subject to continued environmental scrutiny by Chilean environmental regulators and the Chilean public since the mill began its operations in 2004. There have been allegations of a causal connection between the migration and death of black-neck swans and the operations at the Valdivia mill, and in a study dated April 18, 2005, researchers at the Austral University in Valdivia concluded that wastewater discharges from the Valdivia Mill had significantly altered the quality of the Cruces River. The study also concluded that the effluent discharges were a significant contributing factor in the death or migration of a large population of the black-necked swans in the Carlos Anwandter Nature Sanctuary downstream from the Valdivia Mill. In April 2005, the National Defense Council instituted a civil lawsuit seeking reparations, damages and indemnification from us for environmental harm allegedly caused by the discharges from the Valdivia Mill. In response, we argued to the court that this action should be rejected, as several studies have demonstrated that there is no relationship between the alleged damages and the operation of the Valdivia Mill. The National Defense Council did not quantify the damages it was seeking in connection with the Valdivia Mill lawsuit. On July 27, 2013, a civil court of Valdivia ruled that the alleged environmental events were mainly caused by the Valdivia Mill. The Company decided to not appeal this ruling, in order to create the conditions to shortly begin an effective implementation of measures in favor of that Nature Sanctuary, without the delay of further legal deadlines. As of the date of this annual report, the Company has agreed with the National Defense Council an indemnification amount of approximately $5,000,000, which is in addition to another amount of $5,000,000, which will be designated for social programs for the benefit of the community of Valdivia.

There are four additional measures ordered by the ruling (though not included in the agreement with the National Defense Council), which are being discussed by the members of the the Social Council (Consejo Científico Social), which includes representatives from Arauco, the National Defense Council, academic institutions, NGOs and public authorities. These measures are: (i) conducting a study, within one year, undertaken by an interdisciplinary committee of experts, about the current status of the wetland; (ii) creating an artificial sentinel wetland for representative species, upriver from the discharge of effluents; (iii) implementation of a monitoring program of environmental impact, within a five-year period; and (iv) creating a new research center focused on wetlands (Centro de Investigación de Humedales).

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

In June 2007, we were required to submit to the COREMA of the Tenth Region of Chile an environmental impact study for the implementation of substantial technological improvements on the quality of the effluents generated by the Valdivia Mill. On June 30, 2008, the COREMA approved that environmental impact study. However, the approval was subject to certain conditions that, in our opinion, adversely affected the feasibility of the project. For such reason, we filed an appeal (recurso de reclamación) before the Directive Council (Consejo Directivo) of the Environmental National Commission (Comisión Nacional del Medio Ambiente), or CONAMA, challenging the conditions imposed by the COREMA. Our administrative appeal was partially accepted by the CONAMA, which upheld some of the conditions that we believed would adversely affect the feasibility of the project. Consequently, on September 17, 2009, we presented another appeal before the relevant courts. On December 5, 2012, the Environmental Evaluation Service of the Tenth Region of Chile authorized certain changes to the project based on the implementation of certain technological improvements. On November 9, 2012, we withdrew our appeal. The court approved the withdrawal on November 29, 2012.

Until October 2007, our Valdivia Mill was under the jurisdiction of the COREMA of the Tenth Region of Chile, but due to a change in legislation creating two new administrative regions in Chile, our Valdivia Mill became subject to the jurisdiction of the COREMA of the Fourteenth Region of Chile. In February 2009, as previously required by the COREMA of the Tenth Region of Chile, we submitted to the COREMA of the Fourteenth Region of Chile an environmental impact study for the construction of a pipeline to discharge the Valdivia Mill’s wastewater in the Pacific Ocean near Punta Maiquillahue, complying with the requirement that such wastewater be discharged in a body of water other than the Cruces River, the Carlos Anwandter Nature Sanctuary or their respective sources. In February 2010, through Exempt Resolution No. 27/2010, the COREMA approved this environmental impact study subject to additional conditions, certain of which we challenged before the Directive Council primarily because they would have prohibited the discharge of wastewater into the Cruces River under any circumstance, including emergencies. On October 23, 2012, the Committee of Ministers passed Exempt Resolution No. 1052, which upheld in part our appeal in permitting the discharge into the Cruces River upon the occurrence of certain contingencies that may affect the normal functioning of the conduction system and/or outfall, including bombings or sabotage, natural disasters, or accidents caused by third parties. On March 29, 2010, two Chilean individuals filed a reclamation action (recurso de participación ciudadana) before the COREMA of the Fourteenth Region of Chile, challenging Exempt Resolution No. 27/2010. On April 30, 2013, the Committee of Ministers passed Exempt Resolution No. 391, which upheld in part such reclamation action, modifying paragraph 4.8.3 and updating tables 8, 9.a and 9.b, all of the Exempt Resolution No. 27/2010 (thereby establishing new effluent discharge limits for 13 parameters, including total chromium, total hydrocarbons, sulfur, oil and grease, suspended solids and phosphorus).

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

The construction and operation of the pipeline are each subject to many environmental, regulatory, engineering and political uncertainties. As a result, we cannot provide any assurances that the project will be finally completed. If the installation of the pipeline is delayed for reasons attributable to us, we may face sanctions that include warnings, fines or the revocation of the Valdivia Mill’s environmental permit for operation. Alternatively, if any delays are attributable to reasons beyond our control, we believe that the environmental authorities should extend the applicable deadlines. However, we can provide no assurances that any deadline extensions would be granted, even if we comply with all the requirements that may be set forth by those authorities. See “Item 3. Key Information—Risk Factors—Risks Relating to Us and the Forestry Industry—Environmental concerns led to the temporary suspension of our operations at the Valdivia Mill in 2005 and at the Licancel Mill in 2007, which adversely affected, and in the future may continue to adversely affect, our business, financial condition, results of operations and cash flows” and “Item 4. Information on the Company—Description of Business—Pulp—Pulp mills—Chile—Valdivia Mill.”

Licancel Mill

In June 2007, our operations at the Licancel Mill, a pulp mill located in the Seventh Region of Chile, became subject to environmental scrutiny by Chilean environmental regulators and the public due to the death of fish in the Mataquito River, approximately 15 kilometers downstream of the mill. As a result, in June 2007, Chilean authorities, including certain public health authorities and the Superintendencia de Servicios Sanitarios (Sanitary Services Superintendency), required that we suspend activities at the Licancel Mill and that we suspend any further discharges into the river. On June 18, 2007, as a result of a pipe leakage in the effluent treatment system currently in place at the Licancel Mill, an estimated 50 cubic meters of effluents reached the Mataquito River. On that same date, we decided to close the mill indefinitely and informed the Sanitary Services Superintendency of the incident. On October 3, 2007, we requested to the health authority (Autoridad Sanitaria) of the Seventh Region of Chile that it remove the suspension of activities at the Licancel Mill. On October 22, 2007, the health authority of the Seventh Region of Chile removed the suspension and imposed certain conditions relating to our activities in the mill consisting primarily of the implementation of certain emergency detection and control programs and systems, with which we have complied. Furthermore, on November 12, 2007 the Sanitary Services Superintendency removed the suspension regarding the release of discharges by the Licancel Mill. The mill resumed operations during January 2008, using the new effluent treatment system in which we invested U.S.$8 million during 2007.

On September 7, 2007, the National Defense Council instituted a civil lawsuit seeking reparations, damages and indemnification from us for environmental harm allegedly caused by the Licancel Mill. The National Defense Council agreed to terminate this lawsuit pursuant to an agreement with us dated January 29, 2010. However, several other proceedings have been commenced as a result of the events at Licancel Mill, including for loss of income arising from the death of fish at the Mataquito River.

Tax Litigation in Argentina

On December 14, 2007, the Administración Federal de Ingresos Públicos (AFIP), Argentina’s internal revenue service, notified our Argentine subsidiary, Alto Paraná S.A., of a claim for alleged unpaid taxes for fiscal years 2002, 2003 and 2004 in the aggregate amount of AR$418 million (or approximately U.S.$105 million) (including principal, interest and penalties accrued through such date), arising from a dispute regarding certain income tax deductions (related to debt issued by Alto Paraná in 2001 and repaid in 2007) taken by Alto Paraná and rejected by the AFIP. On February 8, 2010, the Tribunal Fiscal de la Nación (Argentina’s tax court) issued an unfavorable administrative ruling requiring that Alto Paraná pay the AFIP’s claim in full.

Alto Paraná appealed this unfavorable administrative ruling to the Court of Appeals and also filed an injunctive action requesting that the court stay Alto Paraná’s payment obligation until resolution of its pending appeal. On May 13, 2010, the Court of Appeals granted an injunction of Alto Paraná’s payment obligation in exchange for the posting of a surety bond in the amount of AR$633.6 million (or approximately U.S.$129 million). On December 28, 2012, the Court of Appeals dismissed Alto Paraná’s appeal. Alto Paraná appealed this decision before the Argentine Supreme Court of Justice (“Supreme Court”). On April 23, 2013, the appeal was granted. Since May 29, 2013, the appeal is currently under consideration by the Supreme Court. The injunction granted by the Court of Appeals is still in force.

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

Tax Litigation in Brazil

On November 8, 2012, Brazilian Tax Authorities issued an Infraction Notice against one of our Brazilian subsidiaries, Arauco do Brasil S.A., for alleged unpaid taxes purportedly due by such company for the years 2006 to 2010 in the aggregate amount of R$172 million (approximately U.S.$85 million). In particular, the Tax Authorities (i) objected to the deductibility of certain payments made and expenses incurred (including premium amortization, interest and legal expenses) by Arauco do Brasil between 2005 and 2010 and (ii) alleged that Arauco do Brasil made certain underpayments in respect of the Brazilian Corporate Income Tax (“IRPJ”) and the Brazilian Social Contribution on Net Profits (“CSL”) during 2010. Currently, the aggregate amount of the claims asserted in the Infraction Notice, plus interest, correspond to R$185 million (approximately U.S.$79 million).

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

On April 27, 2010, our shareholders approved a final dividend of U.S.$0.5016 per share for 2009, which was distributed on May 11, 2010. In the aggregate, dividends distributed equaled 40% of our consolidated net income for 2009 as determined on an IFRS basis. On November 23, 2010, our board of directors approved an interim dividend of U.S.$0.7557 per share, which was distributed on December 15, 2010 and charged to net income. On April 26, 2011 our shareholders approved a final dividend of U.S.$1.6152 per share for 2010, which was distributed on May 11, 2011. Dividends distributed equaled 40% of our consolidated net income for 2010 as determined on an IFRS basis. On November 22, 2011, our board of directors approved an interim dividend of U.S.$0.78 (rounded) per share, which was distributed on December 14, 2011 and charged to net income. On April 24, 2012 our shareholders approved a final dividend of U.S.$1.4278819 per share for 2011, which was distributed on May 9, 2012. On November 28, 2012, our board of directors approved an interim dividend of U.S.$ 0.15308 per share, wich was distributed on December 12, 2012. On April 23, 2013 our shareholders approved a final dividend of U.S.$ 0,41551940910 per share for 2013, which was distributed on May 8, 2013. Dividends distributed equaled 40% of our consolidated net income for 2013 as determined on an IFRS basis. On November 26, 2013, our board of directors approved an interim dividend of U.S.$ 0,5601640 per share, wich was distributed on December 11, 2013. On April 22, 2014 our shareholders approved a final dividend of U.S.$0.66652828 per share for 2013, which will be distributed on May 7, 2014.

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

Capital

In 2002, our by-laws were amended such that our capital is denominated in U.S. dollars. In 2002, we and two of our subsidiaries, Aserraderos Arauco and Paneles Arauco, received authorization from the Chilean IRS to prepare our audited consolidated financial statements in U.S. dollars, beginning January 1, 2002. On January 1, 2003, our subsidiaries Forestal Arauco, Bosques Arauco, Forestal Valdivia, Forestal Celco, which are currently merged into Forestal Celco, and Cholguán obtained the same permission from the Chilean IRS. The same permission from the Chilean IRS was obtained by our subsidiary Inversiones Arauco Internacional Ltda. in January 2003, by our subsidiary Forestal Los Lagos in January 2005 and by our subsidiaries Arauco Bioenergía S.A. and Servicios Logísticos Arauco S.A in January 2008.

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

Rights of Shareholders

Our by-laws provide that, in the case of a dispute between shareholders or between shareholders and management, the parties will submit their dispute to an arbitrator, who may determine the procedural rules to be used in the arbitration but must issue a final judgment in accordance with Chilean law. Subject to limited exceptions, the arbitrator’s judgment shall not be subject to appeal. The parties shall appoint the arbitrator by mutual agreement and if no agreement is reached, an arbitrator will be appointed by the civil court system from among present and former associate justices of the Supreme Court of Justice of Chile.

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

Interest Rate Risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. As of December 31, 2013, we had outstanding U.S.$5,026.5 million of indebtedness, excluding accrued interest and discounts and costs of issuance, of which 78.3% bore interest at fixed interest rates and 21.7% bore interest at floating rates of interest. These average rates do not reflect the effect of swap agreements. 77.9% of our indebtedness was denominated in U.S. dollars as of that date. The interest rate on our variable rate debt is determined principally by reference to LIBOR.

The following table summarizes our debt obligations, as of December 31, 2013. These obligations are sensitive to changes in interest rates. The table presents the aggregate principal amount of each category of indebtedness maturing in each year, at the weighted average interest rate for each category of indebtedness. Average interest rates for liabilities are calculated based on the prevailing interest rate for each loan as of December 31, 2013.

	Average Interest Rate	2014	2015	2016	2017	2018	Thereafter	Total Long Term Debt	Fair Value
				(millions of U.S.$)
Interest
Bearing Debt
Fixed Rate
(U.S.$-denominated)	4.95%	468.2	413.7	48.5	437.4	44.5	1,579.2	2,991.5	3,091.0
(UF-denominated)	3.69%	48.0	24.3	24.3	6.9	6.9	744.5	855.0	968.3
(R$-denominated)	7.05%	20.9	0.2	35.3	0.4	0.0	0.0	56.8	56.8
(Ar$-denominated)	23.45%	28.8	0.0	0.8	0.3	0.0	0.0	29.9	29.8
Variable Rate (U.S.$ denominated) LIBOR	1.48%	327.4	86.1	400.1	90.5	30.9	135.3	1,070.3	1,130.3
(RS$-denominated) TJLP +	8.81%	0.2	0.0	0.0	0.0	0.0	22.9	23.1	18.8

Total		893.5	524.3	509.0	535.6	82.4	2,481.8	5,026.5	5,295.0

Foreign Currency Risk

Our principal exchange rate risk involves changes in the value of the Chilean peso and, to a lesser extent, the Brazilian real, the Argentine peso and the euro relative to the dollar. We estimate that a majority of our consolidated costs and expenses are denominated in dollars. As of December 31, 2013:

•	64.1% of our accounts receivable were denominated in U.S. dollars and 16.1% in Chilean pesos;

•	80.1% of our cash and short-term investments were denominated in U.S. dollars, 6.3% were denominated in Chilean pesos and 0.007% in euros;

•	a significant portion of our indebtedness was denominated in U.S. dollars; and

•	a significant portion of our consolidated total assets was denominated in U.S. dollars.

Substantially all of our foreign currency-denominated revenues, costs and expenses, receivables and indebtedness are denominated in U.S. dollars. As of December 31, 2013, 78% of our long-term debt was denominated in U.S. dollars before swaps. Accordingly, variations in the value of the Chilean peso relative to the U.S. dollar will not have a significant effect on the cost in U.S. dollars of our foreign debt service obligations.

Commodity Risk

Prices for pulp and forestry and wood products can fluctuate significantly, and our sales revenue is highly sensitive to fluctuations in such prices. For a more detailed discussion and sensitivity analysis relating to the risks arising from changes in the market price of pulp, which is our primary commodity risk, see Note 23 to our audited consolidated financial statements. As of December 31, 2013, we were not party to any commodity hedging arrangements.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

(a) Disclosure controls and procedures. We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Senior Vice-President Comptroller, of the effectiveness of the design and operation of our disclosure controls and procedures, as of December 31, 2013 There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Senior Vice-President Comptroller concluded that the disclosure controls and procedures, as of December 31, 2013, were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Senior Vice-President Comptroller, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s annual report on internal controls and procedures. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of our management, including our Chief Executive Officer and Senior Vice-President Comptroller, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Control—Integrated Framework (1992), our management concluded that our internal control over financial reporting was effective as of December 31, 2013.

(c) Attestation Report of the registered public accounting firm. Not applicable.

(d) Changes in internal controls over financial reporting. There has been no change in our internal control over financial reporting during 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

We have an audit committee, described in “Item 6. Directors, Senior Management and Employees—Directors and Executive Officers.” We believe that the members of our audit committee have sufficient financial and other experience to perform their responsibilities. Our board of directors has determined that Timothy C. Purcell qualifies as an “audit committee financial expert” within the meaning of Item 16A of Form 20-F and is independent as that term is defined in Rule 10A-3 under the Exchange Act. For a description of Mr. Purcell’s professional experience, see “Item 6. Directors, Senior Management and Employees—Directors and Executive Officers.”

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

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Deloitte Auditores y Consultores Ltda. (“Deloitte”), during the fiscal years ended December 31, 2012 and December 31, 2013.

	Year ended December 31,
	2012	2013
	(U.S.$ in thousands)
Audit fees	$1,926	$3,282
Tax fees	14	143
Other fees	—	66

Total fees	$1,940	$3,491

Audit fees in the above table are the aggregate fees billed by Deloitte for the fiscal years ended December 31, 2012 and December 31, 2013, in connection with the audit of our annual financial statements in accordance with IFRS, as well as the review of other filings.

Tax fees in the above table are fees billed by Deloitte, for the fiscal years ended December 31, 2012 and December 31, 2013, associated with the issuance of certificates for tax and legal compliance purposes in Brazil, Argentina and Uruguay; and tax consultation in the United States, Mexico, Argentina and Uruguay.

Other fees in the above table are fees billed by Deloitte, for the fiscal years ended December 31, 2012 and December 31, 2013, in connection with training services and consultations relating to the interpretation and application of IFRS.

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

Item 19. Exhibits

Documents filed as exhibits to this annual report:

1.1	English translation of the by-laws (estatutos) of Celulosa Arauco y Constitución S.A., dated as of April 22, 2014

7.1	Statement Regarding Calculation of Ratios of Earnings to Fixed Charges

8.1	List of subsidiaries

12.1	Certification of chief executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of chief executive officer and principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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
Matías Domeyko
Chief Executive Officer

Date: April 29, 2014

CONSOLIDATED

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2013

Deloitte Auditores y Consultores Ltda.
RUT: 80.276.200-3 Rosario Norte 407 Las Condes, Santiago Chile Fono: (56-2) 2729 7000 Fax: (56-2) 2374 9177 e-mail: deloittechile@deloitte.com www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Celulosa Arauco y Constitución S.A.

We have audited the accompanying consolidated statements of financial position of Celulosa Arauco y Constitución S.A. and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Celulosa Arauco y Constitución S.A. and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2013, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (“IASB”).

As discussed in Note 2 to the consolidated financial statements, the Company, as of January 1, 2013, adopted IFRS 11-Joint Arrangements which was applied to the years ended December 31, 2013 and 2012. As allowed by the transition guidance in IFRS 11-Joint Arrangements, the mentioned standard was not applied to the year ended December 31, 2011.

/s/ Deloitte Auditores y Consultores, Ltda.

Santiago, Chile

April 28, 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Celulosa Arauco y Constitución S.A.

In our opinion, the consolidated statements of income, comprehensive income, changes in equity and cash flows for the year ended December 31, 2011 present fairly, in all material respects, the results of operations and cash flows of Celulosa Arauco y Constitución S.A. and its subsidiaries for the year ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Santiago, Chile

April 30, 2012, except for revisions described in Note 5 (not presented herein) to the consolidated financial statements appearing under Item 18 of the Company’s 2012 Annual Report on Form 20-F, as to which the date is April 30, 2013

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	12-31-2013 ThU.S.$	12-31-2012 Restated ThU.S.$	01-01-2012 Restated ThU.S.$

Assets
Current Assets
Cash and cash equivalents	5	667,212	488,498	336,367
Other current financial assets	23	3,089	6,105	1,388
Other current non-financial assets	25	188,964	221,214	219,416
Trade and other current receivables	23	711,678	835,932	747,319
Accounts receivable from related companies	13	8,243	8,851	4,184
Current Inventories	4	900,590	822,376	799,536
Current biological assets	20	256,957	262,498	286,149
Current tax assets		61,174	56,959	37,153

Total Current Assets other than assets or disposal groups classified as held for sale		2,797,907	2,702,433	2,431,512

Non-Current Assets or disposal groups classified as held for sale	22	10,414	83,084	15,293

Total Current Assets		2,808,321	2,785,517	2,446,805
Non-Current Assets
Other non-current financial assets	23	48,778	69,643	52,358
Other non-current non-financial assets	25	125,052	125,254	105,942
Trade and other non-current receivables	23	40,729	62,477	78,596
Investments accounted for using equity method	15-16	349,412	382,427	362,798
Intangible assets other than goodwill	19	99,651	105,234	18,164
Goodwill	17	88,141	94,978	59,124
Property, plant and equipment	7	7,137,467	6,816,742	5,952,497
Non-current biological assets	20	3,635,246	3,610,572	3,591,985
Deferred tax assets	6	160,598	206,770	135,890
Total non-Current Assets		11,685,074	11,474,097	10,357,354
Total Assets		14,493,395	14,259,614	12,804,159

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

	Note	12-31-2013 ThU.S.$	12-31-2012 Restated ThU.S.$	01-01-2012 Restated ThU.S.$

Equity and liabilities
Liabilities
Current Liabilities
Other current financial liabilities	23	893,605	844,182	259,305
Trade and other current payables	23	630,980	572,646	459,198
Accounts payable to related companies	13	14,406	9,168	9,785
Other current provisions	18	9,696	9,176	8,900
Current tax liabilities		4,472	12,264	144,989
Current provisions for employee benefits	10	3,814	3,945	3,307
Other current non-financial liabilities	25	125,043	95,347	224,160

Total Current Liabilities		1,682,016	1,546,728	1,109,644
Non-Current Liabilities
Other non-current financial liabilities	23	4,156,992	4,133,895	3,232,041
Non-current Payables		361	—	—
Other non-current provisions	18	24,167	13,285	9,688
Deferred tax liabilities	6	1,462,295	1,455,052	1,261,945
Non-current provisions for employee benefits	10	42,170	43,491	36,102
Other non-current non-financial liabilities	25	80,854	101,404	124,589
Total non - current liabilities		5,766,839	5,747,127	4,664,365
Total liabilities		7,448,855	7,293,855	5,774,009
Equity
Issued capital		353,618	353,176	353,176
Retained earnings		7,004,640	6,757,795	6,683,252
Other reserves		(365,960)	(219,649)	(96,821)

Equity attributable to parent company		6,992,298	6,891,322	6,939,607

Non-controlling interests		52,242	74,437	90,543
Total equity		7,044,540	6,965,759	7,030,150
Total equity and liabilities		14,493,395	14,259,614	12,804,159

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

		January-December
	Note	2013 ThU.S.$	2012 Restated ThU.S.$	2011 ThU.S.$
Income Statement

Revenue	9	5,145,500	4,298,663	4,374,495
Cost of sales	3	(3,557,210)	(3,163,432)	(2,882,455)
Gross profit		1,588,290	1,135,231	1,492,040
Other income	3	385,055	408,251	475,014
Distribution costs	3	(523,587)	(452,760)	(477,628)
Administrative expenses	3	(544,694)	(479,625)	(415,521)
Other expense	3	(136,812)	(105,325)	(90,313)
Other gains (losses)		—	16,133	—
Profit (loss) from operating activities		768,252	521,905	983,592
Finance income	3	19,062	23,476	24,589
Finance costs	3	(232,843)	(236,741)	(196,356)
Share of profit (loss) of associates and joint ventures accounted for using equity method	15	6,260	18,933	(11,897)
Exchange rate differences		(11,797)	(17,245)	(26,643)
Income before income tax		548,934	310,328	773,285
Income Tax	6	(130,357)	(166,787)	(152,499)
Income from continuing operations		418,577	143,541	620,786
Profit (loss) from discontinued operations
Net Income		418,577	143,541	620,786

Net income attributable to
Net income attributable to parent company		385,657	138,883	612,553
Income attributable to non-controlling interests		32,920	4,658	8,233
Profit (loss)		418,577	143,541	620,786

Basic earnings per share
Earnings per share from continuing operations		0.0034081	0.0012274	0.0054135

Basic earnings per share		0.0034081	0.0012274	0.0054135

Earnings per diluted shares
Earnings per diluted share from continuing operations		0.0034081	0.0012274	0.0054135

Basic earnings per diluted share		0.0034081	0.0012274	0.0054135

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		January-December
	Note	2013 ThU.S.$	2012 Restated ThU.S.$	2011 ThU.S.$
Profit (loss)		418,577	143,541	620,786
Components of other comprehensive income that will not be reclassified to profit or loss before tax:
Other comprehensive income before tax actuarial gains losses on defined Benefit plans	10	(4,143)	(3,838)	—

Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss before tax		2,222	445	(3,502)

Other Comprehensive Income that will not be reclassified to profit or loss before tax		(1,921)	(3,393)	(3,502)

Components of other comprehensive income that may be reclassified to profit or loss before tax:

Exchange differences on translation

Gains (losses) on exchange differences on translation, before tax	11	(174,985)	(105,250)	(145,775)

Other Comprehensive Income before tax exchange differences on translation		(174,985)	(105,250)	(145,775)

Cash flow hedges

Gains (losses) on cash flow hedges, before tax	23	29,359	(23,188)	(12,767)

Other Comprehensive Income before tax Cash flow hedges		29,359	(23,188)	(12,767)

Other Comprehensive income that may be reclassified to profit or loss before tax		(145,626)	(128,438)	(158,542)

Income tax relating to components of other comprehensive Income that will not be reclassified to profit or loss before tax

Income tax relating to defined benefit plans of other comprehensive income		829	768	—

Income tax relating to components of other comprehensive Income that may be reclassified to profit or loss before tax

Income tax relating to cash flow hedges of other comprehensive income	6-23	(4,850)	4,823	932
Other comprehensive income		(151,568)	(126,240)	(161,112)

Comprehensive income		267,009	17,301	459,674

Comprehensive Income attributable to
Comprehensive income, attributable to owners of parent company		239,346	16,055	456,978
Comprehensive income, attributable to non-controlling interests		27,663	1,246	2,696

Total comprehensive income		267,009	17,301	459,674

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

12-31-2013	Issue Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial gains or losses on defined benefit plans ThU.S.$	Several Other Reserves ThU.S.$	Other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent T.hU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01/01/2013 as previously reported	353,176	(169,377)	(45,110)	—	(2,092)	(216,579)	6,754,725	6,891,322	74,437	6,965,759
Increase (decrease) through Changes in Accounting policies			(906)	(3,070)	906	(3,070)	3,070	—		—
Opening balance restated	353,176	(169,377)	(46,016)	(3,070)	(1,186)	(219,649)	6,757,795	6,891,322	74,437	6,965,759
Changes in Equity:
Comprehensive income
Net income							385,657	385,657	32,920	418,577
Other comprehensive income, net of tax		(169,728)	24,509	(3,314)	2,222	(146,311)		(146,311)	(5,257)	(151,568)
Comprehensive income	—	(169,728)	24,509	(3,314)	2,222	(146,311)	385,657	239,346	27,663	267,009
Issue of Equity	442							442	(442)	—
Dividends							(138,812)	(138,812)	(29,760)	(168,572)
Increase (decrease) through for transfers and other changes equity								—	(17,392)	(17,392)
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control						—		—	(2,264)	(2,264)
Changes in equity	442	(169,728)	24,509	(3,314)	2,222	(146,311)	246,845	100,976	(22,195)	78,781
Closing balance at 12/31/2013	353,618	(339,105)	(21,507)	(6,384)	1,036	(365,960)	7,004,640	6,992,298	52,242	7,044,540

12-31-2012	Issue Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial gains or losses on defined benefit plans ThU.S.$	Several Other Reserves ThU.S.$	Other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent T.hU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01/01/2012	353,176	(67,539)	(25,914)	—	(3,368)	(96,821)	6,683,252	6,939,607	90,543	7,030,150
Increase (decrease) through Changes in Accounting policies			(1,737)		1,737	0		0		0
Opening balance restated	353,176	(67,539)	(27,651)	0	(1,631)	(96,821)	6,683,252	6,939,607	90,543	7,030,150
Changes in Equity:
Comprehensive income
Net income							138,883	138,883	4,658	143,541
Other comprehensive income, net of tax		(101,838)	(18,365)	(3,070)	445	(122,828)		(122,828)	(3,412)	(126,240)
Comprehensive income	—	(101,838)	(18,365)	(3,070)	445	(122,828)	138,883	16,055	1,246	17,301
Dividends						—	(64,340)	(64,340)	(17,352)	(81,692)
Changes in equity	—	(101,838)	(18,365)	(3,070)	445	(122,828)	74,543	(48,285)	(16,106)	(64,391)
Closing balance at 12/31/2012 (restated)	353,176	(169,377)	(46,016)	(3,070)	(1,186)	(219,649)	6,757,795	6,891,322	74,437	6,965,759

12-31-2011	Issue Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial gains or losses on defined benefit plans ThU.S.$	Several Other Reserves ThU.S.$	Other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent T.hU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01/01/2011	353,176	72,699	(14,079)	—	134	58,754	6,320,264	6,732,194	108,381	6,840,575
Changes in equity:
Comprehensive income:
Net income							612,553	612,553	8,233	620,786
Other comprehensive income, net of tax		(140,238)	(11,835)	—	(3,502)	(155,575)		(155,575)	(5,537)	(161,112)
Comprehensive income	—	(140,238)	(11,835)	—	(3,502)	(155,575)	612,553	456,978	2,696	459,674
Dividends							(249,565)	(249,565)		(249,565)
Increase (decrease) for transfer and other changes									(20,534)	(20,534)
Changes in equity	—	(140,238)	(11,835)	—	(3,502)	(155,575)	362,988	207,413	(17,838)	189,575
Closing balance at 12/31/2011	353,176	(67,539)	(25,914)	—	(3,368)	(96,821)	6,683,252	6,939,607	90,543	7,030,150

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	12-31-2013 ThU.S.$	12-31-2012 Restated ThU.S.$	12-31-2011 ThU.S.$
STATEMENTS OF CASH FLOWS
Cash Flows from (used in) Operating Activities
Classes of cash receipts from operating activities
Receipts from sales of goods and rendering of services	5,609,104	4,735,391	4,606,542
Receipts from premiums and claims, annuities and other policy benefits	29,840	132,983	270,663
Other cash receipts from operating activities	408,257	292,281	276,650
Classes of cash payments
Payments to suppliers for goods and services	(4,117,942)	(3,869,977)	(3,532,728)
Payments to and on behalf of employees	(573,538)	(434,205)	(329,158)
Other cash payments from operating activities	(196,775)	(33,001)	(5,151)
Interest paid	(223,571)	(184,029)	(180,046)
Interest received	18,451	8,916	14,009
Income taxes refund (paid)	(55,272)	(203,178)	(138,621)
Other (outflows) inflows of cash, net	(834)	(2,787)	(1,643)

Net Cash flows from Operating Activities	897,720	442,394	980,517

Cash flows (used in) investing activities

Cash flow used in obtaining control of subsidiaries or other businesses	—	(253,808)	(6,972)
Cash flow used to contributions in associates	—	(13,560)	(242,360)
Other cash receipts from sales of participations in joint ventures	—	6,607	—
Capital contributions to joint ventures	—	(3,713)	(177,397)
Loans to related parties	—	—	(199,666)
Proceeds from sale of property, plant and equipment	116,639	12,329	14,023
Purchase of property, plant and equipment	(645,388)	(959,037)	(591,328)
Proceeds from sales of intangible assets	—	3,250	—
Purchase of intangible assets	(5,889)	(8,623)	(7,619)
Proceeds from sale of other long-term assets	28,992	3,305	5,074
Purchase of biological assets	(213,244)	(139,954)	(139,360)
Cash receipts from repayment of advances and loans made to other parties classified as investing activities	5,000	—	—
Cash receipts from repayment of advances and loans made to related parties	—	—	134,166
Dividends received	18,562	3,531	1,720
Other outflows of cash, net	7,708	3,824	2,582

Cash flows used in Investing Activities	(687,620)	(1,345,849)	(1,207,137)

Cash flows from (used in) Financing Activities

Total loans obtained	1,351,682	2,230,205	713,624
Proceeds from short-term borrowings	394,464	1,328,634	—
Loans obtained in long term	957,218	901,571	713,624
Repayments of borrowings	(1,216,917)	(976,363)	(901,310)
Dividends paid by the parent company	(140,054)	(196,816)	(270,767)
Dividends paid by subsidiaries or special purpose companies	—	—	(20,745)
Other inflows of cash, net	(2,487)	(1,544)	(1,986)
Cash flows from (used in) Financing Activities	(7,776)	1,055,482	(481,184)

Net increase (decrease) in Cash and Cash Equivalents before effect of exchange rate changes	202,324	152,027	(707,804)
Effect of exchange rate changes on cash and cash equivalents	(23,610)	104	(20,129)

Net increase (decrease) of Cash and Cash equivalents	178,714	152,131	(727,933)

Cash and cash equivalents, at the beginning of the period (*)	488,498	336,367	1,043,834

Cash and cash equivalents, at the end of the period	667,212	488,498	315,901

(*)	See Note 2

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.	PRESENTATION OF FINANCIAL STATEMENTS

Entity Information

Name of Reporting Entity

Celulosa Arauco y Constitución S.A. and subsidiaries, (here after “Arauco” or the “Company”), tax identification number 93,458,000-1, is a closely held corporation, that was registered in the Securities Registry (the “Registry”) of the Superintendency of Securities and Insurance (the “Superintendency”) as No. 042 on June 14, 1982. Forestal Cholguán S.A., subsidiary of Arauco, is also registered in the Registry as No. 030. Additionally, the Company is registered as a non-accelerated filer with the Securities and Exchange Commission of the United States of America.

The Company’s head office address is El Golf Avenue 150, floor 14 th, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of forestry and timber products. Its main operations are focused on the following business areas: Pulp, Plywood and Fiberboard Panels, Sawn Timber and Forestry.

Arauco is controlled by Empresas Copec S.A., which owns 99.9779% of Arauco, and is registered in the Registry as No. 0028. Each of the above companies is subject to the oversight of the Superintendency.

The ultimate shareholders of Arauco are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through the entity Inversiones Angelini y Cia. Ltda., which owns 63.4015% of the shares of AntarChile S.A., the controlling shareholder of our parent company Empresas Copec S.A.

Arauco’s Consolidated Financial Statements were prepared on a going concern basis.

Presentation of Financial Statements

The Financial Statements presented by Arauco as of December 31, 2013 are:

•	Consolidated Balance Sheets as of December 31, 2013 and 2012 and as of January 1, 2012.

•	Consolidated Statements of Income for the periods ended December 31, 2013, 2012 and 2011.

•	Consolidated Statements of Comprehensive Income for the periods ended December 31, 2013, 2012 and 2011.

•	Consolidated Statements of Changes in Equity for the periods ended December 31, 2013, 2012 and 2011.

•	Consolidated Statements of Cash Flows for the periods ended December 31, 2013, 2012 and 2011.

•	Notes to the consolidated financial statements.

Date of Approval of Financial Statements

These consolidated financial statements were authorized and approved for issuance by the Board of Directors of the Company (the “Board”) at the Extraordinary Session N° 502 held on March 7, 2014, for the period ended at December 31, 2013.

Initials used in this report:

IFRS - International Financial Reporting Standards

IASB - International Accounting Standards Board

IAS - International Accounting Standards

IFRIC - International Financial Reporting Standards Interpretations Committee

ThUS$ - Thousands of U.S. dollars

UF - Inflation index-linked units of account

EBITDA - Earnings Before Interest, Taxes, Depreciation, and Amortization

ICMS - Tax movement of inventories and services (Brazil)

Functional and Presentation Currency

Arauco and most of its subsidiaries has determined the United States (“U.S.”) Dollar as its functional currency since majority of its revenues from sales of its products are from exports denominated in U.S. Dollars, while its costs of sales are to a large extent related or indexed to the U.S. Dollar.

For the pulp operating segment, most of the sales are exports denominated in U.S. Dollars, and the costs are related mainly to plantation costs which are settled in U.S. Dollars.

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

In these consolidated financial statements all relevant information required by IFRS has been presented.

Additional Information Relevant to the Understanding of the Financial Statements

The company Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. were consolidated into the financial statements of Arauco up to September 2013 which was the date where Arauco lost control of these investments. This transaction has not had significant effects in the consolidated financial statements.

All financial statements at December 31, 2012 and the Statement of Financial Position at January 1, 2012, have been adjusted to express the final determination of fair values to the investment in Flakeboard (Note 14) in accordance with IFRS3 and express the recognition of assets, liabilities and results according to their participation of investment in Uruguay, which qualifies as joint operations according to IFRS11 (Note 16)

Compliance and adoption of IFRS

The accompanying consolidated financial statements of Arauco present in all material respects its financial position, its results of operations and its cash flows in accordance with IFRS as issued by the IASB.

This presentation is required to give a faithful representation of the effects of transactions, as well as other events and conditions, according to the definitions and criteria established within the conceptual framework of IFRS for the recognition of assets, liabilities, income and expenses.

Summary of significant accounting policies

The accompanying consolidated financial statements were prepared in accordance with Arauco’s accounting policies, which have been consistently applied to all periods presented in these consolidated financial statements.

a)	Basis for presentation of financial statements

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and they represent the integral, explicit and unreserved adoption of IFRS.

The consolidated financial statements have been prepared on the historical cost basis, except for biological assets and certain financial instruments which are measured at revalued amounts or fair value at the end of each period as explained in the following significant accounting policies. Generally, historical cost is based on the fair value of the consideration given in exchange for goods and services.

b)	Critical accounting estimates and judgments

The preparation of these consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the carrying amounts reported. These estimates are based on historical experience and various other assumptions that are considered to be reasonable. Actual results may differ from these estimates. Management believes that the accounting policies below are the critical judgments that have the most significant effect on the amounts recognized in the consolidated financial statements.

- Property, Plant and Equipment

In an asset acquisition, management values the acquired property, plant and equipment and their useful lives in consultation with third party experts.

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

- Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using internal valuation techniques. Arauco uses its judgment to select a variety of methods and makes assumptions that are mainly based on market conditions existing at each reporting date.

Detailed financial information about the fair value of financial instruments and sensitivity analysis are presented in Note 23.

-Biological Assets

The recovery of forest plantations is based on discounted cash flow models which mean that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, based on our sustainable forest management plans and the estimated growth of forests.

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

-Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. Arauco estimates the value either based on appraisals and/or the future cash flows expected to arise from the cash-generating unit and suitable discount rate in order to calculate present value.

-Employee benefits

The cost of defined employee benefits for termination of employment, as well as the present value of the obligation is determined using actuarial valuations. The actuarial valuations involve making assumptions about discount rates, staff turnover, future salary increases and mortality rates.

-Litigation and Contingencies

Arauco and its subsidiaries are subject to certain litigation proceedings. Future effects on Arauco’s financial condition resulting from such litigation are estimated by management, in collaboration with its legal advisors. Arauco recognizes provisions on each statement of financial position date and/or upon each substantial modification to an underlying claim of any such litigation. For a description of current litigations see Note 18.

c)	Consolidation

The consolidated financial statements include all entities over which Arauco has the power to direct the relevant financial and operating activities, which is presumed to exist when Arauco holds more than one half of the voting rights of an entity so as to obtain benefits from its activities. Subsidiaries (including special purpose entities) are consolidated from the date on which control is obtained and up to the date that control ceases.

Specifically, a company controls an investee if, and only if, they have all of the following:

(a) power over the investee, i.e. the investor has existing rights which give it the ability to direct the relevant activities (the activities that significantly affect the investee’s returns)

(b) exposure, or rights, to variable returns from involvement with the investee; and

(c) the ability to use power over the investee to affect the amount of the investor’s returns.

IFRS sets out requirements on how to apply the control principle:

(a) in circumstances when voting rights or similar rights give an investor power, including situations where the investor holds less than a majority of voting rights and in circumstances involving potential voting rights.

(b) in circumstances when an investee is designed so that voting rights are not the dominant factor in deciding who controls the investee, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

(c) in circumstances involving agency relationships.

(d) in circumstances when the investor has control over specified assets of an investee.

IFRS requires an investor to reassess whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control.

When preparing consolidated financial statements, an entity must use uniform accounting policies for reporting like transactions and other events in similar circumstances. Intragroup balances and transactions must be eliminated. Non-controlling interests in subsidiaries must be presented in the consolidated statement of financial position within equity, separately from the equity attributable to owners of the parent company.

The profit or loss of each component of other comprehensive income is attributed to owners of the parent company and the non-controlling interest, as appropriate. Total comprehensive income is attributed to the owners of the parent company and non-controlling interests even if the results of the non-controlling interest have a deficit balance.

If a subsidiary uses accounting policies different than those adopted in the consolidated financial statements for transactions and other events in similar circumstances, appropriate adjustments are made in the financial statements of subsidiaries to prepare consolidated financial statements to ensure compliance with Arauco’s accounting policies.

All intercompany transactions and unrealized gains and losses from subsidiaries have been fully eliminated from consolidated financial statements and non-controlling interests is presented in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

The consolidated financial statements corresponding to the periods ended December 31, 2013, 2012 and 2011 include the assets, liabilities, income and expenses of the subsidiaries shown in Note 13.

Certain consolidated subsidiaries have Brazilian Reales and Chilean Pesos as their functional currencies. For consolidation purposes, the financial statements of those subsidiaries have been prepared in accordance with IFRS and translated into the presentation currency as indicated in Note 1 (e) (ii).

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

Based on the aforementioned process, the Company has established operating segments according to the following business units:

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

(ii) Translation to the presentation currency of Arauco

For the purposes of presenting consolidated financial statements, the assets and liabilities of Arauco’s operations in functional currency different from Arauco’s are translated into U.S. dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange rate differences are recognized in other comprehensive income and accumulated in Other reserves within -equity.

(iii) Foreign Currency Transactions

Transactions in currencies other than the functional currency are recognized at the exchange rates prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not translated.

Profit or loss on transactions in currencies other than the functional currency resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized in the statement of income, except those which are recorded in other comprehensive income and accumulated in equity such as cash flows hedging derivatives.

f)	Cash and cash equivalents

Cash and cash equivalents include cash-in-hand, deposits held on demand at banks and other short term highly liquid investments with an original maturity of three months or less and which are subject to an insignificant risk of changes in value.

g)	Financial Instruments

Financial assets

Financial assets are classified into the following specified categories: financial assets ‘at fair value through profit or loss’ (FVTPL), ‘held-to-maturity’ investments and ‘loans and receivables’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

(i) Financial assets and liabilities measured at fair value through profit or loss

Financial assets measured at fair value through profit or loss are financial assets held for trading, or those designated as FVTPL. A financial asset is classified in this category if it is acquired principally for the purpose of selling it in the short term.

A financial asset is classified as held for trading if:

•	it has been acquired principally for the purpose of selling it in the near term; or

•	on initial recognition it is part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

•	it is a derivative that is not designated and effective as a hedging instrument

•	A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•

the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as at FVTPL.

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

The financial assets at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the statement of income. They are subsequently measured at fair value with any gains or losses from changes in fair value recognized in profit or loss.

Interest Rate and Currency Swaps: Swaps are measured using the discounted cash flow method at a discount rate consistent with the risk of the operation.

Foreign Exchange and Interest Rate Forwards: These instruments are initially recognized at fair value at the date on which the contract is entered into and are subsequently remeasured at fair value at each reporting date. Forwards are recognized as assets when fair value is positive and, as liabilities when fair value is negative.

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

(ii) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Group has the intent and ability to hold to maturity. They are initially recorded at fair value and after initial recognition, held-to- maturity investments are measured at amortized cost using the effective interest method less any impairment

(iii) Loans and receivables

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

Financial liabilities

Financial liabilities are classified as either financial liabilities ‘at FVTPL’ or ‘other financial liabilities’ and are initially recorded at fair value.

(i) Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL when the financial liability is either held for trading or it is designated as at FVTPL.

A financial liability is classified as held for trading if:

•	it has been incurred principally for the purpose of repurchasing it in the near term; or

•	on initial recognition it is part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

•	it is a derivative that is not designated and effective as a hedging instrument.

A financial liability other than a financial liability held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•

the financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as at FVTPL.

Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability and is included in the Finance income or Finance costs line item in the consolidated statements of income.

(ii) Other financial liabilities

Other financial liabilities (including borrowings and trade and other payables) are subsequently measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments (including all fees and amounts paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

h)	Derivative financial instruments

(i) Financial Derivatives - The Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps and cross currency swaps. The group’s policy is that all derivative contracts are hedging contracts.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss unless the derivative is designated and effective as a hedging instrument under IAS 39, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

(ii) Embedded derivatives - The Company assesses the existence of embedded derivatives in financial instrument contracts. Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL. Arauco has determined that no embedded derivatives currently exist.

(iii) Hedge accounting - The Group designates certain hedging instruments as either fair value hedges or cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk, under IAS 39.

-Fair Value Hedges under IAS 39 - Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The change in the fair value of the hedging instrument and the change in the hedged Item attributable to the hedged risk are recognized in profit or loss in the line item relating to the hedged item.

-Cash flow hedges under IAS 39 - The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the Finance costs line item in the consolidated statement of income. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item. However, when the hedged forecast transaction results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognized in other comprehensive income and accumulated In equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in profit or loss. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

i)	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method.

The cost of finished goods and works in process includes the cost of raw materials, direct labor, other direct costs and general overhead expenses, excluding interest expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories when forests are harvested.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When market conditions result in the production costs of a product exceeding its net realizable value, the inventories are written-down to their net realizable value. This write-down also includes obsolescence amounts resulting from slow moving inventories and technical obsolescence.

Spare parts that will be consumed in a period of less than twelve months are presented in inventories and recognized as an expense when they are consumed.

j)	Non-current assets held for sale

The Group classifies property, plant and equipment, intangible assets, investments in associates and groups subject to expropriation (groups of assets to be sold together with their directly associated liabilities) as non-current assets held for sale which as of the closing date of the statement of financial position are the subject of active sale efforts and for which the completion is estimated to be highly probable.

These assets or groups subject to expropriation are valued at the lower of the carrying amount or the estimated retail value less the costs to carry out the sale, and are no longer amortized from the time they are classified as non-current assets held for sale.

k)	Business Combinations

Arauco applies the acquisition method to account for a business combination. This method requires the identification of the acquirer, determination of the acquisition date, recognition and measurement of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; and recognition and measurement of goodwill or a gain from a bargain purchase. Identifiable assets acquired and liabilities assumed and any contingent liabilities in a business combination are initially measured at fair value at the acquisition date, except:

-deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 respectively;

-liabilities or equity instruments related to share-based payment arrangements of the acquire or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquire are measured in accordance with IFRS 2 at the acquisition date (see note 3.16.2); and

-assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with such standard.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer's previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statement of income.

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

A parent will present non-controlling interests in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

Changes in the ownership interest of a parent in its subsidiary that do not result in a loss of control are treated as equity transactions. Any difference between the amount which non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the parent company. No adjustment is made to the carrying amount of goodwill, neither gains or losses are recognized in the income statement.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may initially be measured either at fair value or at the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets. The choice is made on a transaction-by-transaction basis.

Arauco measures the fair value of the acquired company in the business combination on a step by step basis, recognizing the effects of change in participation of the profit or loss in the statement of income.

If the initial accounting for a business combination is not completed by the end of the reporting period in which the combination occurs, Arauco reports preliminary amounts for the items for which the accounting is incomplete. During the measurement period (no more than one year), these preliminary amounts are retrospectively adjusted, or additional assets or liabilities are recognized to reflect new information about facts and circumstances that existed at the acquisition date, if known, would have affected the amounts recognized at that date.

Business combinations that are common control transactions are accounted using as reference the pooling of interest. Under this method, assets and liabilities related to the transaction carries over the previous carrying values. Any difference between assets and liabilities included in the consolidation and the consideration transferred, is accounted in equity.

l)	Investments in associates and joint arrangements

Associates are entities over which Arauco exercises significant influence, but not control. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Joint arrangement is defined as an entity over which there is joint control, which exists only when the decisions about strategic of activities, both financial and operational, require the unanimous consent of the parties sharing control.

Investments in joint arrangements are classified as a joint venture or as a joint operation. A joint operation is a joint arrangement in which the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement in which the parties that have joint control of the arrangement (i.e., participants in a joint venture) have rights to the net assets of the arrangement.

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost. Their carrying amount is increased or decreased to recognize Arauco’s share of the profit or loss and other comprehensive income (exchange rate differences on translation to the presentation currency) of the associate or joint venture. Dividends received are recognized by deducting the amount received from the carrying amount of the investment. Arauco’s investment in associates includes goodwill.

The investments in joint operations recognize the assets, liabilities and results of operations in relation to Arauco’s ownership percentage.

If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement.

Investments in associates and joint ventures are presented in the consolidated statement of financial position in the line item “Investments accounted for using equity method”.

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

m)	Intangible assets

After initial recognition, intangible assets with finite useful lives are carried at cost less any accumulated amortization and impairment losses.

Amortization of an intangible asset with a finite useful life is allocated over the asset’s useful life. Amortization begins when the asset is available for use, i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

(i) Computer Software

Computer software licenses are capitalized in terms of the costs incurred to acquire and make them compatible with existing software. These costs are amortized over the estimated useful lives of the software.

(ii) Water Rights, Easements and Other Rights

This item includes water rights, easements and other acquired rights recognized at historical cost which have indefinite useful lives as there is no foreseeable limit to the period over which these assets are expected to generate future cash flows. These rights are not amortized, but are tested for impairment at least annually, or when there is any indication that the assets might be impaired.

(iii) Customers and trade relations with customers

Correspond to the valuation over the time of the established relationship with customers, from the sale of products and services through its sales team. These relations will materialize in sales orders, which generate revenue and cost of sales. The useful life has been determined to be 15 years.

n)	Goodwill

Goodwill generated in the acquisition of an entity is measured as the excess of the sum of the consideration paid, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. Goodwill is not amortized but is tested for impairment on annual basis.

The goodwill generated on acquisitions of foreign companies, is controlled in the functional currency of such foreign company.

Goodwill recognized for the acquisition of the subsidiary Arauco do Brasil S.A. whose functional currency is the Brazilian Real, is translated into U.S. Dollars at the closing exchange rate. At the date of these financial statements, the only change in the carrying amount of goodwill in Brazil is related to the net exchange rate differences on translation.

o)	Property, Plant and Equipment

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

Depreciation is calculated by components using the straight-line method.

The useful lives of the items of property, plant and equipment is estimated according to the expected use of the assets.

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, annually.

p)	Leases

Arauco applies IFRIC 4 to assess whether an arrangement is, or contains, a lease. Leases of assets in which Arauco substantially holds all the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

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

q)	Biological Assets

IAS 41 requires that biological assets, such as standing trees, are measured at fair value in the statement of financial position. Forestry plantations are accounted for at fair value less costs to sell, based on the presumption that fair values of these assets can be measured reliably.

The measurement of forestry plantations is based on discounted cash flow models whereby the fair value of the biological assets is determined using estimated future cash flows from continuing operations calculated using our sustainable forest management plans and including the estimated growth of the forests. This valuation is performed on the basis of each identifiable farm block and for each type of tree.

The measurement of new forestry plantations made during the current year, is made at cost, which corresponds to the fair value at that date. After twelve months, the valuation methodology used is that explained in the preceding paragraph.

Biological assets shown as current assets correspond to those forestry plantations that will be harvested in the short term.

Biological growth and changes in fair value of forestry plantations are recognized in the line item Other income in the consolidated statement of income.

The Company holds fire insurance policies for its forestry plantations which, together with company resources and efficient protection measures for these plantation assets allow financial and operational risks to be minimized.

r)	Income tax expense and deferred income tax assets and liabilities.

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

The goodwill arising on business combinations does not give rise to deferred tax.

The deferred tax assets and tax credits are generally recognized for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which those deductible temporary differences can be utilized.

s)	Provisions

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

t)	Revenue recognition

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

(ii) Revenue recognition from Rendering of Services

When the outcome of a transaction involving the rendering of services can be reliably estimated, revenue is recognized by reference to the stage of completion of the transaction at the date of the reporting period, and when it is probable that the economic benefits associated with the transaction will flow to the Arauco.

Arauco mainly provides power supply services which are transacted principally in the spot market of the Sistema Interconectado Central (Central Interconnected System). According to current regulations, the prices on that market called “Marginal Costs” are calculated by the Centro de Despacho Económico de Carga del Sistema Interconectado Central (CDEC – SIC) (Economic Load Dispatch Center of the Central Interconnected System) and are generally recognized in the period in which the services are rendered.

Electrical power is generated as a by-product of the pulp and wood process and is a complementary business to it, which is initially supplied to the group’s subsidiaries and any surplus is sold to the CDEC-SIC.

Arauco provides other non-core services such as port services and pest control whose revenues are derived from fixed price service contracts, generally recognized during the period of the service contract on a straight-line basis over the term of the contract.

Revenues from operating segments mentioned in Note 24 are measured in accordance with the policies indicated in the preceding paragraphs.

Revenues from inter-segment sales (which are made at market prices) are eliminated in the consolidated financial statements.

u)	Minimum dividend

Article No. 79 of the Chilean Corporations Law states that, unless otherwise unanimously agreed by the shareholders, corporations must distribute annually at least 30% of net income for the current year as cash dividend to shareholders determined in proportion to their shares or in the proportion established in the by-laws for preferred shares, if any, except where necessary to absorb accumulated losses from prior years.

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

The interim and final dividends are recorded in equity upon their approval by the Company’s Board of Directors and the shareholders.

Dividends payable are presented in the line item “Other current non financial liabilities” in the consolidated statement of financial position.

Dividends paid are not deductible for income tax purposes.

v)	Earning per share

Basic earnings per share are calculated by dividing the net income for the period attributable to the parent company by the weighted average number of ordinary shares outstanding during the period, excluding the average number of shares in the Company held by a subsidiary, if such circumstance exists.

Arauco has not performed any type of transaction with a potential dilutive effect that would cause diluted earnings per share to be different from basic earnings per share.

w)	Impairment

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

Except for goodwill, a previously recognized impairment loss is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. Impairment losses are reversed so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. An impairment loss recognized for goodwill is not reversed in subsequent periods.

For the purposes of assessing impairment losses, assets are grouped at the lowest level for which there is identifiable cash flows separately for each cash-generating unit. Non-financial assets, other than goodwill, which had suffered an impairment loss, are reviewed at the end of each reporting period whether there is any indication that an impairment loss previously recognized may no longer exists or has decreased.

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

The allowance for doubtful accounts is established when there is objective evidence that Arauco will not receive payments under the original sale terms. An allowance is made when the customer is a party to a bankruptcy court agreement or cessation of payments, and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

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

x)	Employee Benefits

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

The main factors considered for calculating the actuarial value of severance payments obligation for years of service are employee turnover, salary increases and life expectancy of the workers included in this benefit.

Actuarial gains and losses are recognized in other comprehensive income in the year they are incurred.

These obligations are treated as post-employment benefits.

y)	Employee Vacations

Arauco recognizes the expense for employee vacation according to labor legislation in each country on an accrual basis.

This obligation is presented in the line item “Trade and Other payables” in the consolidated statement of financial position.

z)	Recent accounting pronouncements

a) The following accounting pronouncements were effective as of January 1, 2013:

New Standards and interpretations	Content	Mandatory application for annual periods beginning on or after

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

January 1, 2013

IAS 28

Investments in associates and joint ventures

Issued in May 2011, regulates the accounting treatment of equity method investments in associates and joint ventures. Early adoption is permitted in conjunction with IFRS 10, IFRS 11 and IFRS 12 and the amendment to IAS 27.

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

January 1, 2013

IFRS 13

Fair Value Measurement

Issued in May 2011, brings together in one standard the requirements to measure the fair value of assets and liabilities and the necessary disclosures as well as, incorporates new concepts and clarifications for fair value measurement.

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

July 1, 2012

IFRS 7	Financial Instruments Disclosures and amendments to disclosures about netting of assets and liabilities.	January 1, 2013

Guidelines for transition Amendments to IFRS 10, IFRS 11 and IFRS 12	Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities.	January 1, 2013

Annual-Cycle Improvement Amendments 2009-2011	IFRS 1, IAS 23, IAS 1, IAS 16, IAS 32, IAS 34	January 1, 2013

IAS19 (revised) Employee benefits

The revised version of the referenced accounting standard establishes the recognition of actuarial gains and losses as part of the other comprehensive income and permanently excludes them from the profits and losses for the fiscal year.

The application of the revised IAS19-R required retrospective application of the associated effects, which resulted in changes to the financial statements for the 2012 fiscal year. IAS 19-R was not applied to the year ended December 31, 2011 as the impact was not material.

IAS1 Presentation of components of other comprehensive income

The amendments of the accounting standard require a distinction between the items of other comprehensive income that may be reclassified into profit and loss in the future (for example the effects of changes in fair value of derivatives designated as cash flow hedges or the effects of foreign exchange translations), separating them from those that will not to be reclassified to profit and loss (for example, the actuarial gains and losses from benefit plans).

The amendment only affects the presentation of the consolidated statement of comprehensive income and does not impact the Company’s consolidated statement of financial position.

IFRS11 Joint Arrangements

IFRS 11 classifies the joint arrangements into two types of agreements, based on the rights and obligations of the parties to the agreement and considering the structure, legal form of the agreement, the contractual terms and (if relevant) other events and circumstances: 1) joint venture (the parties have control over the agreement and the rights over the net assets of the jointly controlled entity) that are accounted pursuant with the equity method and 2) joint operations (the parties have control of the participations, rights over assets and obligations for liabilities that are related to the agreement), in which the joint operator must acknowledge its assets, liabilities and transactions, including its stake in those in which it jointly participates.

As a result of the application of these standard, in the year 2013 the investments in Uruguay that are being jointly controlled by Arauco qualifies as a joint operations, therefore these consolidated financial statements are being presented in accordance with this standard.

Considering that the application of IFRS 11 is to be applied retrospectively, these consolidated financial statements include the retrospective application to the consolidated statements of financial position as of December 31 and January 1 of 2012, and the consolidated statements of income, other comprehensive income changes in equity and cash flows for the fiscal years ending on December 31, 2012 along with their corresponding explanatory notes. These changes do not affect the determination of equity nor the profits attributable to the owners of the parent company.

The summaries of the main amendments that were performed, measured in consideration to their variation regarding Arauco’s originally issued consolidated financial, are detailed under Note 2.

Arauco considers that the adoption of standards, amendments and interpretations described in point a), other than those already mentioned, had no significant impact on the financial statements of the Company in the period of initial application.

b) At the date of issuance of these consolidated financial statements, the following accounting pronouncements were issued by the IASB, but are not yet effective:

Amendments and improvements	Contents	Mandatory application for annual periods beginning on or

IFRS 9

Financial Instruments

Issued in December 2009, amending the classification and measurement of financial assets.

In November 2010 it was also amended to include treatment and classification of liabilities. Early adoption is permitted.

January 1, 2018

IFRIC 21

Levies

Guides about when to recognize a liability for a government imposed Levy whether for those recorded in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and for those liens whose existence and amount is certain.

January 1, 2014

IAS 19	Employee Benefits Clarifies the requirements related to the way in which contributions from employees or others which are linked to the service must be attributed to periods of service.	July 1, 2014

IAS 32

Offsetting of financial assets and liabilities

The amendments clarify the requirements for offsetting financial assets and financial liabilities in order to eliminate inconsistencies in the implementation of the current offsetting criteria in IAS 32. The Standard is applicable for annual periods beginning on or after January 1, 2014 and early adoption is permitted.

January 1, 2014

Amendments to IFRS 12, IFRS 10, IAS 27	Investment Entities Consolidated Financial Statements, Disclosure of Interests in Other Entities and Separate Financial Statements.	January 1, 2014

IAS 36	Impairment of Assets, Disclosures of the recoverable amount for nonfinancial assets	January 1, 2014

IAS 39	Financial Instruments: Recognition and Measurement-Novation of derivatives and continuation hedge accounting	January 1, 2014

Annual improvements 2010-2012-Amendments to IFRS 7	IFRS 2, IFRS 3, IFRS 8, IFRS 13, IAS 16, IAS 38, IAS 24	July 1, 2014

Annual Improvement 2011-2013 –Amendments to IFRS 4	IFRS 1, IFRS 3, IFRS 13, IAS 40	July 1, 2014

Arauco believes that the adoption of the standards, amendments and interpretations described in point b), will have no significant impact on its consolidated financial statements of the Company in the period of initial application. We are in the process of assessing the impact on the valuation and disclosures associated with these modifications.

NOTE 2.	ACCOUNTING POLICIES AND CHANGES IN ACCOUNTING ESTIMATES

1)	Changes in Accounting Policies

The accounting policies have been developed in accordance with the effective IFRS as of December 31, 2013 and have been consistently applied to all periods presented in these consolidated financial statements.

i) As of December 31 of 2013, Arauco has applied IFRS11 Joint Agreements, with regards to the definition of joint operations which results in recognizing the assets, liabilities, income and expenses in connection with their participation. The investments held by Arauco in Uruguay qualify as such and have implied changes ranging from the method of participation up to the application of the referenced methodology.

In consideration to the foregoing, pursuant with IFRS11, Arauco has adjusted all financial statements as of December 31, 2012 and, furthermore, the consolidated statement of financial position as of January 1 of 2012. Consolidated Financial Statements as of December 31, 2011 have not been restated according to the transition guidance of IFRS11. Additionally, according to IAS1 (40A), our third Consolidated Statement of Financial Positions as of the beginning of the preceding period, which is January 1, 2012, has been presented applying the new accounting standards. According to IAS1 (40c), it has not been necessary to present the notes relating to the Consolidated Statement of Position as of January 1, 2012.

ii) As of December 31, 2013, and with the retrospective application to December 31, 2012, pursuant with the amendments to IAS 19, Arauco has recognized the actuarial gains and losses for defined benefit obligations as a component of other comprehensive income. There are not significant effect as of December 31, 2011.

2)	Changes in the Estimates

These consolidated financial statements contain changes in accounting estimates that resulted from the final determination of the allocation of fair value to the relative assets and liabilities from the purchase of the “Flakeboard” (Note 14) which were previously recorded using provisional amounts in accordance with IFRS 3.

See below for the effects of points 1) and/or 2) on the consolidated financial statements dated as of December 31, 2012 and January 1, 2012.

	12-31-2012 as previously	Adjustment		Total	12-31-2012
	reported ThU.S.$	IFRS3 ThU.S.$	IFRS11 ThU.S.$	Adjustments ThU.S.$	as adjusted ThU.S.$
Current Assets	2,698,968	0	86,549	86,549	2,785,517
Non Current Assets	10,852,218	63,435	558,444	621,879	11,474,097
Total Assets	13,551,186	63,435	644,993	708,428	14,259,614
Current Liabilities	1,425,287	4,471	116,970	121,441	1,546,728
Non Current Liabilities	5,160,140	58,964	528,023	586,987	5,747,127
Total Liabilities	6,585,427	63,435	644,993	708,428	7,293,855
Total Equity	6,965,759	0	0	0	6,965,759
Total equity and Liabilities	13,551,186	63,435	644,993	708,428	14,259,614

	January - December as previously reported	Adjustments		January - December as adjusted
	2012 ThU.S.$	IAS19 ThU.S.$	IFRS11 ThU.S.$	2012 ThU.S.$
Income Statement
Profit (loss)
Gross profit	1,131,784	1,929	1,518	1,135,231
Profit (loss) from operating activities	532,151	3,838	(14,084)	521,905
Income before income tax	311,621	3,838	(5,131)	310,328
Income Tax	(171,150)	(768)	5,131	(166,787)
Profit (loss)	140,471	3,070	0	143,541

	12-31-2012 as previously	Adjustment	12-31-2012
	reported	IFRS11	as adjusted
	ThU.S.$	ThU.S.$	ThU.S.$
Cash Flows from (used in) Operating Activities	458,492	(16,098)	442,394
Cash flows (used in) investing activities	(1,027,039)	(318,810)	(1,345,849)
Cash flows from (used in) Financing Activities	648,084	407,398	1,055,482
Net increase (decrease) in Cash and Cash Equivalents before effect of exchange rate changes	79,537	72,490	152,027
Net increase (decrease) of cash and cash equivalents	79,815	72,316	152,131
Cash and cash equivalents. at the beginning of the period	315,901	20,466	336,367
Cash and cash equivalents, at the end of the period	395,716	92,782	488,498

	01-01-2012 as previously report ThU.S.$	Adjustment IFRS11 ThU.S.$	01-01-2012 as adjusted ThU.S.$
Current Assets	2,462,660	(15,855)	2,446,805
Non Current Assets	10,089,518	267,836	10,357,354
Total Assets	12,552,178	251,981	12,804,159

Current Liabilities	1,031,945	77,699	1,109,644
Non Current Liabilities	4,490,083	174,282	4,664,365
Total Liabilities	5,522,028	251,981	5,774,009
Total Equity	7,030,150		7,030,150
Total equity and Liabilities	12,552,178	251,981	12,804,159

NOTE 3.	DISCLOSURE OF OTHER INFORMATION

a)	Disclosure of Information on Issued Capital

At the date of these financial statements the share capital of Arauco is ThUS $353,618. This amount contains ThUS$5,625 corresponding to share premium on sale of shares.

In 2013, as a result of the merger of Celulosa Arauco y Constitución S.A. and Forestal Viñales S.A as part of the reorganization of the forestry companies in Chile, a capital increase of ThUS$442 was realized (Note 14).

	12-31-2013	12-31-2012
Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	113,159,655	113,152,446
Nominal Value of Shares by Type of Capital in Ordinary Shares	ThU.S.$0.0031210 per share	ThU.S.$3.0031211 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$353,618	ThU.S.$353,176
	12-31-2013	12-31-2012
Number of Shares Issued and Fully Paid by Type of Capital in Ordinary Shares	113,159,655	113,152,446

b)	Dividends paid

The interim dividend paid each year is equivalent to 20% of the distributable net income calculated as of the end of September of each year and is presented in the consolidated statement of changes in equity.

The final dividend paid each year corresponds to the difference between the 40% of prior year distributable net income and the amount of the interim dividend paid at the end of the immediately preceding fiscal year.

The minimum dividend provision corresponding to the year 2013 in an amount of ThU.S.$138,812 (ThU.S.$64,340 as of December 31, 2012) is presented in the consolidated statement of changes in equity.

The line item “Dividends paid” in the consolidated statement of cash flows includes an amount of ThU.S.$140,054 as of December 31, 2013, (ThU.S.$196,816 as of December 31, 2012), of which ThS.U.$110,405 (ThUS$178,889 as of December 31, 2012) corresponds to payments of dividends of the parent company.

The following are the dividends paid and per share amounts during the years 2013 and 2012:

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Interim Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	12-10-2013
Amount of Dividend	ThU.S.$ 63,388
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$0.56016

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-08-2013
Amount of Dividend	ThU.S.$ 47,017
Number of Shares for which Dividends are Paid	113,152,446
Dividend per Share	U.S.$0.41552

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Interim Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	12-12-2012
Amount of Dividend	ThU.S.$ 17,321
Number of Shares for which Dividends are Paid	113,152,446
Dividend per Share	U.S.$0.15308

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-09-2012
Amount of Dividend	ThU.S.$161,568
Number of Shares for which Dividends are Paid	113,152,446
Dividend per Share	U.S.$ 1.42788

c)	Disclosure of Information on Reserves

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

Reserves of cash flow hedges

Reserves of cash flow hedges correspond to the portion of mark to market adjustments of outstanding cash flow hedges at the end of each reporting period.

Reserve of Actuarial Profits or Losses in Defined Benefit Plans

This corresponds to changes in the present value of the obligation for defined benefits resulting from experience adjustments (the effect of the differences between the previous actuarial assumptions and the events that occurred within the context of the plan) and the effects of the changes in the actuarial assumptions.

Other reserves

This mainly corresponds to the share of other comprehensive income of investments in associates and joint ventures.

d)	Disclosures of other information

The table below sets forth other income, other expenses, finance income, finance costs and share of profit (loss) of associates and joint ventures as of December 31, 2013, 2012 and 2011:

	January - December
	2013 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$
Classes of Other Income
Other Income, Total	385,055	408,251	475,014
Gain from changes in fair value of biological assets (See note 20)	269,671	243,295	229,889
Net income from insurance compensation(*)	1,297	89,022	—
Revenue from export promotion	4,115	3,379	5,545
Insurance compensation, net of earthquake related losses (*)	—	—	193,986
Leases received	2,315	2,339	4,124
Gain on sales of assets	46,473	31,240	9,046
Gain on sales of assets classified as held for sale	29,137	—	—
Revenue from compensation of judgment	8,500	—	—
Access easement	1,771	6,537	839
Other operating results (sale materials and waste, rent of easements, income tax recovery)	21,776	32,439	31,585

Classes of Other Expenses by activity
Total of other expenses by activity	(136,812)	(105,325)	(90,313)
Depreciation	(568)	(907)	(1,176)
Expenses judgment	(17,065)	(2,487)	(4,973)
Impairment provision properties, plants and equipment and others	(12,347)	(2,304)	(7,631)
Plants stoppage operating expenses	(9,676)	(7,007)	(14,362)
Expenses projects	(17,707)	(18,199)	(16,867)
Loss of assets	(1,992)	(4,253)	(2,447)
Loss of forest due to fires	(8,546)	(5,537)	(16,503)
Other Taxes	(4,458)	(8,155)	(5,209)
Research and development expenses	(2,641)	(2,229)	(3,446)
Compensation and eviction	(1,974)	(8,137)	(1,238)
Fines, readjustments and interest	(2,530)	(2,373)	(813)
Other expenses (cost of projects and studies, donations, fines, readjustments, repayments insurance)	(57,308)	(43,737)	(15,648)

Classes of financing income
Financing income, total	19,062	23,476	24,589
Financial income from mutual funds - deposits	10,539	7,607	12,262
Financial income resulting from swap - forward	4,287	13,324	8,219
Other financial income	4,236	2,545	4,108

Classes of financing costs
Financing costs, Total	(232,843)	(236,741)	(196,356)
Interest expense, Loans banks	(29,349)	(18,264)	(8,919)
Interest expense, Bonds	(169,806)	(152,631)	(164,790)
Interest expense, financial instruments	(6,139)	(16,546)	(6,564)
Interest expense, debt refinancing	—	(22,119)	—
Other financial costs	(27,549)	(27,181)	(16,083)

Classes of Participation in Income (Loss) of associates and joint ventures accounted for using the Equity Method
Total	6,260	18,933	(11,897)
Investments in associates	5,657	17,947	(1,012)
Joint ventures	603	986	(10,885)

(*)	The amount corresponding to the period 2012 net income indemnity insurance (fire and other disasters)
(**)	This amount contains ThU.S.$ 9,912 corresponding provision of judicial ruling

Below is the Balance of Expenses by nature:

	January - December
Cost of sales	2013 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$
Timber	869,036	861,401	639,574
Forestry labor costs	631,749	589,023	588,779
Depreciation	271,708	236,671	216,967
Maintenance costs	209,977	220,520	211,652
Chemical costs	485,799	381,152	334,549
Sawmill Services	124,501	175,729	170,861
Others Raw Materials	203,667	131,976	223,749
Indirect costs	171,704	149,607	96,278
Energy and fuel	200,161	137,857	159,912
Cost of electricity	89,818	85,063	60,705
Wage and salaries	299,090	194,433	179,429
Total	3,557,210	3,163,432	2,882,455

	January - December
Distribution cost	2013 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$
Selling costs	33,242	29,225	39,321
Commissions	15,781	14,604	14,752
Insurance	5,913	5,363	4,406
Provision for doubtful accounts receivable	(372)	(1,710)	7,024
Other selling costs	11,920	10,968	13,139
Shipping and freight costs	490,345	423,535	438,307
Port services	27,185	24,968	28,309
Freights	405,136	347,735	391,813
Other shipping and freight costs	58,024	50,832	18,185
Total	523,587	452,760	477,628

	January - December
Administrative expenses	2013 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$
Wage and salaries	212,346	192,447	156,961
Marketing, advertising, promotion and publications expenses	9,721	9,342	7,699
Insurance	39,044	34,023	20,108
Depreciation and amortization	24,070	12,897	10,614
Computer services	19,760	11,529	15,737
Lease rentals (offices, warehouses and machinery)	14,650	18,134	14,383
Auditor’s fees	3,740	4,314	4,729
Donations, contributions, scholarships	15,638	14,786	13,603
Fees (legal and technical advisories)	45,587	46,924	63,923
Property taxes, patents and municipality rights	27,812	17,683	18,096
Other administration expenses (travel within and outside the country, cleaning services, security, basic services)	132,326	117,546	89,668
Total	544,694	479,625	415,521

		January - December
Expenses for	Note	2013 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$
Depreciation	7	288,812	248,915	228,839
Employee benefits	10	523,094	434,205	341,260
Amortization	19	9,836	4,575	1,897

e)	Auditor Fees and Number of Employees (Not audited)

At the end of this period, the auditor fees and number of employees are follows:

Auditors fees	12-31-2013 ThU.S.$
Financial auditing services	2,339
Other services
Tax	1,121
Others	429
TOTAL	3,889
Number of employees	No.
13,660

NOTE 4.	INVENTORIES

Components of Inventory	12-31-2013 ThU.S.$	12-31-2012 ThU.S.$
Raw materials	93,895	90,466
Production supplies	103,698	83,931
Works in progress	107,180	80,154
Finished goods	453,762	439,234
Spare Parts	142,055	128,592
Total Inventories	900,590	822,376

Inventories recognized as cost of sales at December 31, 2013 were ThU.S.$3,549,278 (ThU.S.$3,134,897 and ThU.S.$2,869,242 at December 31, 2012 and December 31, 2011 respectively).

During 2013, there were inventory write-offs of ThU.S$2,457. During, 2012 there were inventory write-offs of ThU.S.$19,838, which were mainly caused by the fire that occurred in January 2012 at a panels plant in Complejo Forestal e Industrial Nueva Aldea.

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

NOTE 5.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, bank checking account balances, time deposits, repurchase agreements and mutual funds. They are short-term highly liquid investments that are readily convertible to known amounts of cash, and are subject to an insignificant risk of changes in value.

The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are permitted under Arauco’s Investment Policy which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in Chilean Pesos or in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted under Arauco’s Investment Policy.

As of the date of these consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

Components of Cash and Cash Equivalents	12-31-2013 ThU.S.$	12-31-2012 ThU.S.$
Cash on hand	330	553
Bank checking account balances	155,208	80,676
Time deposits	391,588	154,705
Mutual funds	111,435	252,564
Other cash and cash equivalents (*)	8,651	—
Total	667,212	488,498

(*)	Applies to contracts investments under resale agreements

NOTE 6.	INCOME TAXES

The tax rates applicable in the countries in which Arauco operates are 20% in Chile, 35% in Argentina, 34% in Brazil, 25% in Uruguay and 34% in the United States (federal tax).

On September 27, 2012, Law N° 20,630 was enacted in Chile, and among other changes, it permanently increased the tax rate to 20%, effective beginning on taxes incurred in 2012. The change in the tax rate in 2012 affected the measurement of the tax impacts of temporary differences that are expected to reverse in the corresponding tax years.

The effect on the results of operations for the year ended December 31, 2012 due to the change in tax rate was an expense of ThU.S.$128,981, which was generated mainly from the result of the expected reversal of temporary differences associated with property, plant, equipment and biological assets.

Deferred Tax Assets

The following table sets forth the deferred tax assets as of December 31, 2013 and 2012:

Deferred Tax Assets	12-31-2013 ThU.S.$	12-31-2012 ThU.S.$
Deferred tax Assets relating to Provisions	12,016	4,752
Deferred tax Assets relating to accrued liabilities	7,367	7,188
Deferred tax Assets relating to Post-Employment benefits	9,012	9,341
Deferred tax Assets relating to Property, Plant and equipment	8,842	10,971
Deferred tax Assets relating to Financial Instruments	343	1,900
Deferred tax Assets relating to tax losses carryforwards	56,333	126,171
Deferred tax assets relating to biological assets	73	2,636
Deferred tax assets relating to inventories	4,910	9,539
Deferred tax assets relating to provisions for income	3,678	4,477
Deferred tax assets relating to provision for doubful accounts	3,104	3,602
Defferred tax assets relating to other deductible temporary differences(*)	54,920	26,193
Total deferred tax assets	160,598	206,770

(*)	In the period 2013 there MUS $ 19,887 deferred tax relating to tax goodwill produced by fusion of Chilean forestry companies

Certain subsidiaries of Arauco, to the date of these financial statements, present tax losses for which it is considered that given the projection of future profits, allowing the recovery of these assets. The total amount of these tax losses is ThUS$165,393 (ThUS$ 342,044 at December 31, 2012), which are mainly originated by operational and financial losses.

In addition, as of the closing of these financial statements there are ThUS$81,690 of unused tax losses from companies in Uruguay based on to the participation of Arauco which have not been recognized as deferred tax assets.

Deferred Tax Liabilities

The following table sets forth the deferred tax liabilities as of December 31, 2013 and 2012:

	12-31-2013	12-31-2012
Deferred Tax Liabilities	ThU.S.$	ThU.S.$
Deferred tax liabilities relating to property, Plant and equipment	781,777	769,626
Deferred tax liabilities relating to financial instruments	10,060	14,218
Deferred tax liabilities relating to biological assets	534,161	531,746
Deferred tax liabilities relating to inventory	15,422	16,517
Deferred tax liabilities due to prepaid expenses	56,558	55,294
Deferred tax liabilities due to Intangible	25,597	27,387
Deferred tax liabilities relating to other taxable temporary differences	38,720	40,264
Total deferred tax liabilities	1,462,295	1,455,052

The effect of changes in deferred tax liabilities related to cash flow hedges corresponds to a charge of ThU.S.$ 4,850 as of December 31, 2013 (credit of ThU.S.$ 4,823 as of December 31, 2012), which is presented in Reserves for cash flow hedges in the consolidated statement of changes in equity.

The deferred tax assets and liabilities expected to be recovered and settled in less than twelve months amounts to ThU.S.$18,982 and ThU.S.$130,659, respectively.

Arauco does not offset deferred tax assets and deferred tax liabilities since there is no legal enforceable right to offset amounts recognized in these items that relate to different tax jurisdictions.

Reconciliation of the asset and deferred tax liability

Deferred Tax Assets	Opening Balance 01-01-2013 ThU.S.$	Expenses (Income) for deferred tax recognized as a result ThU.S.$	Deferred tax of items directly credited to equity ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 12-31-2013 ThU.S.$
Deferred tax Assets relating to Provisions	4,752	7,465	—	(201)	12,016
Deferred tax Assets relating to accrued liabilities	7,188	44	—	135	7,367
Deferred tax Assets relating to Post-Employment benefits	9,341	(982)	829	(176)	9,012
Deferred tax Assets relating to Property, Plant and equipment	10,971	(22)	—	(2,107)	8,842
Deferred tax Assets relating to Financial Instruments	1,900	(1,493)	—	(64)	343
Deferred tax Assets relating to tax losses carryforwards	126,171	(65,777)	—	(4,061)	56,333
Deferred tax assets relating to biological assets	2,636	(2,563)	—	—	73
Deferred tax assets relating to provisions for income	9,539	(4,421)	—	(208)	4,910
Deferred tax assets relating to provisions for income	4,477	(792)	—	(7)	3,678
Deferred tax assets relating to provision for doubful accounts	3,602	(481)	—	(17)	3,104
Defferred tax assets relating to other deductible temporary differences	26,193	28,226	—	501	54,920
Total deferred tax assets	206,770	(40,796)	829	(6,205)	160,598

Deferred Tax Liabilities	Opening Balance 01-01-2013 ThU.S.$	Expenses (Income) for deferred tax recognized as a result ThU.S.$	Deferred tax of items directly credited to equity ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 12-31-2013 ThU.S.$
Deferred tax liabilities relating to property, Plant and equipment	769,626	21,530	—	(9,379)	781,777
Deferred tax liabilities relating to financial instruments	14,218	(508)	(3,801)	151	10,060
Deferred tax liabilities relating to biological assets	531,746	12,552	—	(10,137)	534,161
Deferred tax liabilities relating to inventory	16,517	(1,262)	—	167	15,422
Deferred tax liabilities due to prepaid expenses	55,294	944	—	320	56,558
Deferred tax liabilities due to intangible	27,387	(1,789)	—	(1)	25,597
Deferred tax liabilities relating to other taxable temporary differences	40,264	846	—	(2,390)	38,720
Total deferred tax liabilities	1,455,052	32,313	(3,801)	(21,269)	1,462,295

Temporary Differences

The following tables summarize the deductible and taxable temporary differences:

	12-31-2013		12-31-2012
Detail of classes of Deferred Tax Temporary Differences	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$
Deferred Tax Assets	104,265		80,599
Deferred Tax Assets - Tax losses	56,333		126,171
Deferred Tax Liabilities		1,462,295		1,455,052
Total	160,598	1,462,295	206,770	1,455,052

	January - December
Detail of Temporary Difference Income and Loss Amounts	2013 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$
Deferred Tax Assets	18,136	(3,791)	(3,455)
Deferred Tax Assets - Tax losses	(53,148)	22,973	29,389
Deferred Tax Liabilities	(38,097)	(119,849)	60,050
Total	(73,109)	(100,668)	85,984

Income Tax Expense

Income tax expense consists of the following:

	January - December
Income Tax composition	2013 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$
Current income tax expense	(89,378)	(65,928)	(242,918)
Tax benefit arising from unrecognized tax assets previously used to reduce tax expense	25,687	1,804	1,635
Previous period current tax adjustments	1,826	(1,945)	2,316
Other current tax expenses	4,617	(49)	484
Current Tax Expense, Net	(57,248)	(66,119)	(238,483)

Deferred tax income (expense) relating to origination and reversal of temporary differences	(19,961)	822	45,617
Deferred tax income (expense) relating to changes in tax rates or new tax rates	—	(124,463)	10,632.00
Tax benefit arising from previously unrecognized tax assets used to reduce deferred expense from taxes	(53,148)	22,973	29,735
Total deferred Tax Expense, Net	(73,109)	(100,668)	85,984
Income Tax Expense, Total	(130,357)	(166,787)	(152,499)

The following table sets for the current income tax expense detailed by foreign and domestic companies:

	January - December
	2013 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$
Foreign current income tax expense	(4,145)	(9,270)	(38,103)
Domestic current income tax expense	(53,103)	(56,849)	(200,380)
Total current income tax expense	(57,248)	(66,119)	(238,483)

Foreign deferred tax expense	(66,558)	38,974	27,085
Domestic deferred tax expense	(6,551)	(139,642)	58,899
Total deferred tax expense	(73,109)	(100,668)	85,984

Total tax income (expense)	(130,357)	(166,787)	(152,499)

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.

The reconciliation of income tax expense is as follows:

	January - December
	2013	2012	2011
Reconciliation of Income tax from Statutory Rate to Effective Tax Rate	ThU.S.$	ThU.S.$	ThU.S.$
Tax Expense at applicable tax rate	(109,787)	(61,147)	(154,665)
Tax effect of foreign tax rates	(24,688)	1,247	(7,599)
Tax effect of revenues exempt from taxation	(4,589)	16,716	11,172
Tax effect of expense mot deductible in determining taxable profit (tax loss)	(9,792)	(12,609)	(19,976)

Tax rate effect of tax losses	(4,330)	612	41

Tax effect of Previously Unrecognized Tax Benefit in the Income Statement	15,769	—	—

Tax effect of a new evaluation of assets for deferred not recognized taxes	(3,182)	—	—

Tax rate effect from change in tax rate (opening balances)	—	(124,463)	10,632

Tax rate effect of adjustments for current tax of prior periods	1,822	(1,945)	2,316

Other tax rate effects	8,420	14,802	5,580
Total adjustments to tax excpense at applicable tax rate	(20,570)	(105,640)	2,166
Tax expense at effective tax rate	(130,357)	(166,787)	(152,499)

NOTE 7.	PROPERTY, PLANT AND EQUIPMENT

	12-31-2013	12-31-2012
Property, Plant and Equipment, Net	ThU.S.$	ThU.S.$
Construction in progress	1,542,739	1,291,259
Land	974,408	986,033
Buildings	1,694,924	1,654,955
Plant and equipment	2,774,551	2,731,233
Information technology equipment	25,575	26,094
Fixtures and fittings	7,627	13,396
Motor vehicles	13,597	11,094
Other property, plant and equipment	104,046	102,679
Total Net	7,137,467	6,816,742

Property, Plant and Equipment, Gross
Construction in progress	1,542,739	1,291,259
Land	974,408	986,033
Buildings	3,010,996	2,904,127
Plant and equipment	4,954,621	4,804,495
Information technology equipment	64,352	61,236
Fixtures and fittings	33,015	34,157
Motor vehicles	40,789	36,717
Other property, plant and equipment	120,810	141,198
Total Gross	10,741,730	10,259,220

Accumulated depreciation and impairment

Buildings	(1,316,072)	(1,249,172)
Plant and equipment	(2,180,070)	(2,073,263)
Information technology equipment	(38,777)	(35,142)
Fixtures and fittings	(25,388)	(20,761)
Motor vehicles	(27,192)	(25,623)
Other property, plant and equipment	(16,764)	(38,519)
Total	(3,604,263)	(3,442,478)

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

In September 2007, Forestal Río Grande S.A acquired real estate in Yungay, located in Chile’s Eighth Region, for which the Company executed a first and second degree mortgage in favor of JPMorgan and Arauco, respectively, which prohibited the sale and encumbrance of such property.

As of December 2013, there are no current contracts between Arauco and Fondo de Inversión Bío Bío. Forest land and biological assets committed as collateral were sold to Arauco. As of December 31, 2013, there are no mortgaged assets in these consolidated financial statements.

	12-31-2013 ThU.S.$	12-31-2012 ThU.S.$
Total property, plant and equipment pledged as security	—	16,413

Commitments for project disbursements or for the acquisition of property, plant and equipment

	12-31-2013 ThU.S.$	12-31-2012 ThU.S.$
Amount committed for the acquisition of property, plant and equipment	310,087	834,893

	12-31-2013 ThU.S.$	12-31-2012 ThU.S.$
Disbursements for property, plant and equipment under construction	671,128	945,997

Movement on Property, Plant and Equipment

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment as of December 31, 2013 and 2012:

Movement of Property, Plant and Equipment	Construction in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2013	1,291,259	986,033	1,654,955	2,731,233	26,094	13,396	11,094	102,679	6,816,742
Changes
Additions	671,128	13,385	20,359	64,952	1,297	912	2,987	6,160	781,179
Disposals	—	(801)	(1,747)	(606)	(11)	(3,934)	(74)	(344)	(7,516)
Retirements	(4,297)	(317)	(2,901)	(15,299)	(32)	(179)	(8)	(361)	(23,394)
Depreciation	—	—	(87,728)	(220,452)	(3,528)	(2,734)	(3,223)	(1,187)	(318,852)
Impairment loss recognized in profit or loss	—	—	(314)	(874)	(2)	—	—	—	(1,190)
Increase (decrease) through net exchange differences	(12,053)	(28,100)	(19,597)	(46,907)	28	288	(259)	(2,902)	(109,502)
Increase (decrease) through transfers from construction in progress	(403,298)	4,208	131,897	262,505	1,728	(122)	3,081	1	—
Total changes	251,480	(11,625)	39,970	43,319	(519)	(5,769)	2,504	1,367	320,726
Closing balance 12-31-2013	1,542,739	974,408	1,694,924	2,774,551	25,575	7,627	13,597	104,046	7,137,467

Movement of Property, Plant and Equipment	Construction in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2012	978,680	1,042,073	1,464,803	2,361,147	24,294	6,230	10,297	64,976	5,952,497
Changes
Additions	945,997	8,548	4,033	33,457	1,960	734	3,661	39,957	1,038,346
Acquisitions through business combinations	2,703	9,268	50,100	235,462	235	3,140	1,803	2,460	305,171
Disposals	(3,824)	(3,252)	5,701	(16,433)	(1,091)	(501)	(435)	(4,114)	(23,948)
Retirements	(12,062)	(189)	(19,979)	(49,081)	(103)	(114)	(1,175)	(851)	(83,554)
Depreciation	—	—	(83,164)	(199,123)	(3,259)	(2,069)	(3,957)	(746)	(292,317)
Impairment loss recognized in profit or loss	—	—	16,963	18,060	(4)	(13)	—	799	35,805
Increase (decrease) through net exchange differences	(16,033)	(18,279)	(8,851)	(17,241)	(225)	(611)	209	(1,996)	(63,027)
Reclassification of assets held for sale	—	(52,232)	—	—	—	—	—	—	(52,232)
Increase (decrease) through transfers from construction in progress	(604,202)	96	225,349	364,985	4,287	6,601	690	2,195	—
Total changes	312,580	(56,040)	190,152	370,086	1,801	7,167	797	37,704	864,245
Closing balance 12-31-2012	1,291,259	986,033	1,654,955	2,731,233	26,094	13,396	11,094	102,679	6,816,742

The depreciation expense for the period ending December 31, 2013, 2012 and 2011 is as follows:

Depreciation for the year	2013 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$
Cost of sales	267,793	233,951	216,967
Administrative expenses	18,149	11,042	8,716
Other expenses	2,870	3,922	3,156
Total	288,812	248,915	228,839

The useful lives of property, plant and equipment estimated based on the expected use of the assets are as follows:

		Minimum	Maximum	Average
Buildings	Useful Life in Years	16	89	39
Plant and equipment	Useful Life in Years	8	67	29
Information technology equipment	Useful Life in Years	6	18	5
Fixtures and fittings	Useful Life in Years	6	12	10
Motor vehicles	Useful Life in Years	6	26	13
Other property, plant and equipment	Useful Life in Years	5	27	16

A significant portion of items of property, plant and equipment do not have significant differences between the fair value and the cost of these assets.

See Note 12 for details of capitalized borrowing costs.

NOTE 8.	LEASES

Arauco acting as lessee

	12-31-2013 ThU.S.$	12-31-2012 ThU.S.$
Property, Plant and Equipment under finance leases	90,467	55,879
Plant and equipment	90,467	55,879

Reconciliation of Financial Lease Minimum Payments:

12-31-2013
Present Value
Periods	ThU.S.$
Less than one year	26,949
Between one and five years	62,491
More than five years	—
Total	89,440

12-31-2012
Periods	Present Value ThU.S.$
Less than one year	20,489
Between one and five years	35,563
More than five years	—
Total	56,052

Lease obligations are presented in the consolidated statement of financial position in line items “Other current financial liabilities” and “Other non-current financial liabilities” depending on their respective maturities as stated above.

Arauco acting as lessor

Reconciliation of Financial Lease Minimum Payments:

	12-31-2013
Periods	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Less than one year	980	11	969
Between one and five years	131	1	130
More than five years	—	—	—
Total	1,111	12	1,099

	12-31-2012
Periods	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Less than one year	1,642	115	1,527
Between one and five years	1,437	93	1,344
More than five years	—	—	—
Total	3,079	208	2,871

Finance lease receivables are presented in the consolidated statement of financial position in line items “Trade and other current receivable” and “Trade and other non-current receivable” depending on their maturities stated above.

Arauco accounts for its lease contracts as finance leases. These lease contracts are for a term of less than five-years at market interest rates and leased assets are forestry machinery and equipment. They also include an early termination option, under general and special conditions stipulated in each contract.

There are no contingent rents payable or restrictions imposed by any lease arrangements.

NOTE 9.	REVENUE

	January - December
Classes of revenue	2013 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$
Revenue from sales of goods	4,981,423	4,146,060	4,267,914
Revenue from rendering of services	164,077	152,603	106,581
Total	5,145,500	4,298,663	4,374,495

NOTE 10.	EMPLOYEE BENEFITS

Classes of Benefits and Expenses by Employee

	January - December
	2013 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$
Employee expenses	573,538	434,205	341,260
Wages and salaries	563,836	420,885	329,158
Severance indemnities	9,702	13,320	12,102

The main actuarial assumptions used by Arauco in the calculation of the severance indemnities obligation as of December 31, 2013 and 2012 are as follows:

Discount rate	3.50%
Inflation	3.00%
Mortality rate	RV-2009

The following tables set forth the balances and the reconciliation of the present value of severance indemnities obligation as of December 31, 2013 and 2012:

	12-31-2013	12-31-2012
	ThU.S.$	ThU.S.$
Current	3,814	3,945
Non-current	42,170	43,491
Total	45,984	47,436

Reconciliation of the present value of severance indemnities obligation	12-31-2013 ThU.S.$	12-31-2012 ThU.S.$
Opening balance	47,436	39,409
Current service cost	3,241	4,137
Interest cost	1,510	1,261
Actuarial gains	4,143	3,838
Benefits paid	(6,628)	(4,390)
Increase (decrease) for foreign currency exchange rates changes	(3,718)	3,181
Closing balance	45,984	47,436

NOTE 11.	EFFECT OF FOREIGN CURRENCY EXCHANGE RATE VARIATIONS

Local and foreign currency

Assets and liabilities by class of currency as of December 31, 2013 and 2012 are as follows:

	12-31-2013	12-31-2012
	ThU.S.$	ThU.S.$
Total Current Assets	2,808,321	2,785,517

Cash and Cash Equivalents	667,212	488,498
U.S Dollar	534,575	397,346
Euro	4,681	1,867
Brazilian Real	68,658	38,477
Argentine pesos	13,942	4,877
Other currencies	3,473	23,502
Chilean Pesos	41,883	22,429

Other current financial assets	3,089	6,105
U.S Dollar	3,089	6,105

Other current non-financial assets	188,964	221,214
U.S Dollar	82,175	109,582
Euros	126	103
Brazilian Real	13,395	15,041
Argentine pesos	10,079	13,647
Other currencies	7,746	1,846
Chilean Pesos	75,443	80,995

Trade and other current receivables	711,678	835,932
U.S Dollar	446,386	520,803
Euro	33,072	26,711
Brazilian Real	55,756	53,057
Argentine pesos	33,130	38,256
Other currencies	24,513	32,606
Chilean Pesos	117,827	163,084
U.F.	994	1,415

Accounts receivable from related companies	8,243	8,851
U.S Dollar	135	743
Brazilian Real	3,654	1,268
Chilean Pesos	4,454	6,840

Current Inventories	900,590	822,376
U.S Dollar	791,271	724,942
Brazilian Real	87,638	77,340
Chilean Pesos	21,681	20,094

Current biological assets	256,957	262,498
U.S Dollar	256,957	262,498

Current tax assets	61,174	56,959
U.S Dollar	2,861	304
Euros	14	—
Brazilian Real	2,475	6,655
Argentine pesos	5,888	6,931
Other currencies	1,337	2,216
Chilean Pesos	48,599	40,853

Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	10,414	83,084
U.S Dollar	10,414	83,084

	12-31-2013	12-31-2012
	ThU.S.$	ThU.S.$
Total Non Current Assets	11,685,074	11,474,097

Other non-current financial assets	48,778	69,643
U.S Dollar	48,011	68,626
Argentine pesos	767	1,017

Other non-current non-financial assets	125,052	125,254
U.S Dollar	113,224	105,414
Brazilian Real	8,707	17,042
Argentine pesos	748	1,540
Other currencies	643	681
Chilean Pesos	1,730	577

Trade and other non-current receivables	40,729	62,477
U.S Dollar	35,743	55,804
Chilean Pesos	3,226	3,374
U.F.	1,760	3,299

Investments accounted for using equity method	349,412	382,427
U.S Dollar	126,564	124,080
Brazilian Real	222,848	258,347

Intangible assets other than goodwill	99,651	105,234
U.S Dollar	95,338	101,073
Brazilian Real	4,241	4,070
Chilean Pesos	72	91

Goodwill	88,141	94,978
U.S Dollar	43,086	43,329
Brazilian Real	45,055	51,649

Property, plant and equipment	7,137,467	6,816,742
U.S Dollar	6,457,882	6,049,456
Brazilian Real	670,269	756,507
Chilean Pesos	9,316	10,779

Non-current biological assets	3,635,246	3,610,572
U.S Dollar	3,277,093	3,230,570
Brazilian Real	358,153	380,002

Deferred tax assets	160,598	206,770
U.S Dollar	138,486	159,139
Brazilian Real	21,321	46,464
Other currencies	223	361
Chilean Pesos	568	806

		12-31-2013			12-31-2012
	Up to 90 days	From 91 days to 1 year	Total	Up to 90 days	From 91 days to 1 year	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total Liabilities, current	1,105,432	576,584	1,682,016	1,110,994	435,734	1,546,728

Other current financial liabilities	399,036	494,569	893,605	411,431	432,751	844,182
U.S Dollar	260,159	446,893	707,052	370,670	381,281	751,951
Brazilian Real	11,750	9,332	21,082	8,494	3,432	11,926
Argentine pesos	28,252	504	28,756	25,091	12,200	37,291
Chilean Pesos	168	886	1,054	111	330	441
U.F.	98,707	36,954	135,661	7,065	35,508	42,573

Bank Loans	262,010	451,282	713,292	357,116	91,645	448,761
U.S Dollar	222,008	441,446	663,454	323,531	76,013	399,544
Brazilian Real	11,750	9,332	21,082	8,494	3,432	11,926
Argentine pesos	28,252	504	28,756	25,091	12,200	37,291

Financial Leases	7,108	19,841	26,949	3,909	16,580	20,489
U.S Dollar	—	62	62	—	127	127
Chilean Pesos	168	886	1,054	111	330	441
U.F.	6,940	18,893	25,833	3,798	16,123	19,921

Other Loans	129,918	23,446	153,364	50,406	324,526	374,932
U.S Dollar	38,151	5,385	43,536	47,139	305,141	352,280
U.F.	91,767	18,061	109,828	3,267	19,385	22,652

Trade and other current payables	628,662	2,318	630,980	572,646	—	572,646
U.S Dollar	229,260	—	229,260	117,458	—	117,458
Euros	7,434	—	7,434	9,114	—	9,114
Brazilian Real	30,963	—	30,963	30,730	—	30,730
Argentine pesos	29,102	—	29,102	37,515	—	37,515
Other currencies	3,435	—	3,435	84,077	—	84,077
Chilean Pesos	328,358	12	328,370	291,190	—	291,190
U.F.	110	2,306	2,416	2,562	—	2,562

Accounts payable to related companies	14,406	—	14,406	9,168	—	9,168
U.S Dollar	2,889	—	2,889	1,474	—	1,474
Chilean Pesos	11,517	—	11,517	7,694	—	7,694

Other current provisions	9,696	—	9,696	9,176	—	9,176
U.S Dollar	830	—	830	301	—	301
Argentine pesos	8,866	—	8,866	8,875	—	8,875
Current tax liabilities	3,929	543	4,472	12,264	—	12,264
U.S Dollar	424	355	779	—	—	—
Euros	63	—	63	132	—	132
Brazilian Real	2,581	—	2,581	—	—	—
Argentine pesos	42	—	42	—	—	—
Other currencies	231	—	231	711	—	711
Chilean Pesos	588	188	776	11,421	—	11,421
Current provisions for employee benefits	806	3,008	3,814	962	2,983	3,945
Chilean Pesos	806	3,008	3,814	962	2,983	3,945
Other current non-financial liabilities	48,897	76,146	125,043	95,347	—	95,347
U.S Dollar	8,800	74,325	83,125	49,453	—	49,453
Brazilian Real	24,007	—	24,007	23,767	—	23,767
Argentine pesos	5,507	205	5,712	4,067	—	4,067
Other currencies	4,460	—	4,460	5,338	—	5,338
Chilean Pesos	6,002	2	6,004	10,620	—	10,620
U.F.	121	1,614	1,735	2,102	—	2,102

	12-31-2013			12-31-2012
	From 13 months to 5 years	More than 5 years	Total	From 13 months to 5 years	More than 5 years	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Total non-current liabilities	3,089,250	2,677,589	5,766,839	3,007,891	2,739,236	5,747,127

Other non-current financial liabilities	1,675,194	2,481,798	4,156,992	1,403,266	2,730,629	4,133,895
U.S Dollar	1,575,701	1,714,459	3,290,160	1,246,435	1,906,980	3,153,415
Brazilian Real	35,901	22,870	58,771	2,679	26,216	28,895
Argentine pesos	1,106	—	1,106	8,134	—	8,134
Chilean Pesos	3,300	—	3,300	781	—	781
U.F.	59,186	744,469	803,655	145,237	797,433	942,670

Bank Loans	822,461	358,301	1,180,762	477,457	557,093	1,034,550
U.S Dollar	785,454	335,431	1,120,885	466,644	530,877	997,521
Brazilian Real	35,901	22,870	58,771	2,679	26,216	28,895
Argentine pesos	1,106	—	1,106	8,134	—	8,134

Financial Leases	62,491	—	62,491	35,563	—	35,563
U.S Dollar	5	—	5	67	—	67
Chilean Pesos	3,300	—	3,300	781	—	781
U.F.	59,186	—	59,186	34,715	—	34,715

Other Loans	790,242	2,123,497	2,913,739	890,246	2,173,536	3,063,782
U.S Dollar	790,242	1,379,028	2,169,270	779,724	1,376,103	2,155,827
U.F.	—	744,469	744,469	110,522	797,433	907,955

Other non current payables	361	—	361	—	—	—
U.S Dollar	361	—	361	—	—	—

Other non-current provisions	24,167	—	24,167	13,285	—	13,285
U.S Dollar	4	—	4	4	—	4
Brazilian Real	24,163	—	24,163	13,281	—	13,281

Deferred tax liabilities	1,272,326	189,969	1,462,295	1,455,052	—	1,455,052
U.S Dollar	1,272,037	170,265	1,442,302	1,281,940	—	1,281,940
Brazilian Real	—	19,704	19,704	166,553	—	166,553
Argentine pesos	—	—	—	5,503	—	5,503
Other currencies	1	—	1	596	—	596
Chilean Pesos	288	—	288	460	—	460

Non-current provisions for employee benefits	36,685	5,485	42,170	35,157	8,334	43,491
Other currencies	177	—	177	140	—	140
Chilean Pesos	36,508	5,485	41,993	35,017	8,334	43,351

Other non-current non-financial liabilities	80,517	337	80,854	101,131	273	101,404
U.S Dollar	5	—	5	500	—	500
Brazilian Real	78,672	—	78,672	97,695	—	97,695
Argentine pesos	1,561	337	1,898	2,917	—	2,917
Chilean Pesos	274	—	274	—	273	273
U.F.	5	—	5	19	—	19

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. Dollar as follows:

Subsidiary	Country	Functional Currency
Arauco do Brasil S.A.	Brazil	Brazilian Real
Arauco Forest Brasil S.A.	Brazil	Brazilian Real
Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real
Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real
Arauco Distribución S.A.	Chile	Chilean Pesos
Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos
Controladora de Plagas Forestales S.A.	Chile	Chilean Pesos
Flakeboard Company Limited	Canada	Canadian Dollar

The table below shows a detail per company of the effect in the period of the Reserve for Exchange Differences resulting from conversion of currencies:

	12/31/2013	12/31/2012
	ThU.S.$	ThU.S.$
Arauco Do Brasil S.A.	(74,429)	(42,232)
Arauco Forest Brasil S.A.	(57,484)	(41,647)
Arauco Florestal Arapoti S.A.	(21,086)	(13,785)
Arauco Distribución S.A.	(1,869)	1,526
Alto Paraná S.A.	(7,201)	(5,118)
Flakeboard Company Limited	(7,290)	(1,055)
Others	(369)	473

Total reserve of exchange differences on translation	(169,728)	(101,838)

Effect of foreign exchange rates changes

	January - December
	2013 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$
Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	(10,284)	(16,820)	(18,197)
Reserve of exchange differences on translation	(174,985)	(105,250)	(145,775)

NOTE 12.	BORROWING COSTS

Arauco estimates the average rate of borrowings to finance its investment projects, which as of December 31, 2013 and 2012 primarily related to new plants, improvements and expansions mainly in Chile, Brazil and Uruguay, in order to determine the amount of borrowing costs to be capitalized as part of property, plant and equipment.

	January-December
	2013	2012
	ThU.S.$	ThU.S.$
Property, plant and equipment capitalized cost

Property, plant and equipment capitalized interest cost rate	3.93%	4.05%

Amount of the capitalized interest cost, property, presented as plant and equipment	27,487	38,175

NOTE 13.	RELATED PARTIES

Related Party Disclosures

Related parties are those entities defined in IAS 24 and under the rules of the Chilean Superintendency of Securities and Insurance and the Chilean Corporations Law.

The receivable and payable amounts among related parties at the end of each period correspond to commercial and financing transactions denominated in Chilean Pesos, U.S. dollars and Euros, where collection or payment deadlines are shown in the following tables and in general do not bear interest, except for financing transactions.

As of the date of these consolidated financial statements, the main transactions with related parties related to fuel purchases with Compañía de Petróleos de Chile S.A.

There is neither a provision for doubtful accounts nor any guarantees granted or received related to the balances with related parties.

Name of Group’s Main Shareholders

The ultimate shareholders of Arauco are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through Inversiones Angelini y Cia. Ltda.

Name of the Intermediate Controlling Entity that Prepares Financial Statements for Public Use

Empresas Copec S.A.

Compensation to Key Management Personnel

Compensation to key management personnel, including directors, managers and deputy managers, consist of a fixed monthly salary and an annual bonus subject to the results of the Company and the fulfillment of goals of the business as well as individual performance.

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Related party transactions were made on terms of those prevailing under market conditions, with mutual independence of the parties.

The table below sets forth information about the Relationship between the Parent Company and its Subsidiaries

ID N°	Company Name	Country	Functional Currency	% Ownership interest 12-31-2013			% Ownership interest 12-31-2012
				Direct	Indirect	Total	Direct	Indirect	Total
—	Agenciamiento y Servicios Profesionales S.A.	Mexico	U.S. Dollar	0.0020	99.9970	99.9990	0.0020	99.9970	99.9990
—	Alto Paraná S.A.	Argentina	U.S. Dollar	9.9753	90.0048	99.9801	9.9753	90.0048	99.9801
—	Arauco Australia Pty Ltd.	Australia	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
96547510-9	Arauco Bioenergía S.A.	Chile	U.S. Dollar	98.0000	1.9999	99.9999	98.0000	1.9985	99.9985
—	Arauco Colombia S.A.	Colombia	U.S. Dollar	1.5000	98.4983	99.9983	1.5000	98.4980	99.9980
96765270-9	Arauco Distribución S.A.	Chile	Chilean Pesos	—	99.9996	99.9996	—	99.9992	99.9992
—	Arauco do Brasil S.A.	Brazil	Brazilian Real	1.4319	98.5671	99.9990	1.4573	98.5412	99.9985
—	Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real	—	79.9992	79.9992	—	79.9992	79.9992
—	Arauco Forest Brasil S.A.	Brazil	Brazilian Real	12.8141	87.1849	99.9990	13.3524	86.6466	99.9990
—	Arauco Forest Products B.V.	Holland	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Arauco Holanda Cooperatief U.A.	Holland	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Arauco Panels Canada ULC (*)	Canada	U.S. Dollar	—	—	—	—	99.9990	99.9990
—	Arauco Panels USA, LLC	USA	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Arauco Perú S.A.	Perú	U.S. Dollar	0.0013	99.9977	99.9990	0.0013	99.9977	99.9990
—	Arauco Wood Products, Inc.	USA	U.S. Dollar	0.0004	99.9986	99.9990	0.0004	99.9981	99.9985
—	Araucomex S.A. de C.V.	Mexico	U.S. Dollar	0.0005	99.9985	99.9990	0.0005	99.9985	99.9990
96565750-9	Aserraderos Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9995	99.9995	99.0000	0.9992	99.9992
82152700-7	Bosques Arauco S.A. (*)	Chile	U.S. Dollar	—	—	—	1.0000	98.9256	99.9256
—	Catan Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real	—	—	—	—	99.9934	99.9934
96657900-5	Controladora de Plagas Forestales S.A.	Chile	Chilean Pesos	—	57.9502	57.9502	—	59.6326	59.6326
—	Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real	—	99.9789	99.9789	—	99.9789	99.9789
—	Flakeboard America Limited	USA	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Flakeboard Company Ltd.(ex-Arauco Panels Canada ULC)	Canada	Canadian Dollar	—	99.9990	99.9990	—	99.9990	99.9990
96573310-8	Forestal Arauco S.A. (*)	Chile	U.S. Dollar	—	—	—	99.9248	—	99.9248
85805200-9	Forestal Celco S.A.	Chile	U.S. Dollar	99.9484	—	99.9484	1.0000	98.9256	99.9256
93838000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	—	98.1796	98.1796	—	97.4281	97.4281
—	Forestal Concepción S.A.	Panama	U.S. Dollar	0.0050	99.9940	99.9990	0.0050	99.9936	99.9986
78049140-K	Forestal Los Lagos S.A.	Chile	U.S. Dollar	—	79.9587	79.9587	—	79.9405	79.9405
—	Forestal Nuestra Señora del Carmen S.A.	Argentina	U.S. Dollar	—	99.9805	99.9805	—	99.9805	99.9805
—	Forestal Talavera S.A.	Argentina	U.S. Dollar	—	99.9942	99.9942	—	99.9942	99.9942
96567940-5	Forestal Valdivia S.A. (*)	Chile	U.S. Dollar	—	—	—	1.0000	98.9256	99.9256
—	Greenagro S.A.	Argentina	U.S. Dollar	—	97.9805	97.9805	—	97.9805	97.9805
96563550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98.0186	1.9804	99.9990	98.0186	1.9799	99.9985
79990550-7	Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos	1.0000	98.9489	99.9489	1.0000	98.9256	99.9256
—	Leasing Forestal S.A.	Argentina	U.S. Dollar	—	99.9801	99.9801	—	99.9801	99.9801
—	Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real	—	99.9934	99.9934	—	99.9932	99.9932
96510970-6	Paneles Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9995	99.9995	99.0000	0.9992	99.9992
—	Savitar S.A.	Argentina	U.S. Dollar	—	99.9841	99.9841	—	99.9931	99.9931
96637330-K	Servicios Logísticos Arauco S.A.	Chile	U.S. Dollar	45.0000	54.9997	99.9997	45.0000	54.9995	99.9995

(*)	See Note 14

The companies in the table below are classified as joint operations in accordance with IFRS 11 (see Note 2). The assets, liabilities, income and expenses are recorded in relation to the Company’s ownership percentage in accordance with accounting standards applicable in each case.

ID N°	Company Name	Country	Functional Currency
—	Euforest S.A.	Uruguay	U.S. Dollar
—	Celulosa y Energía Punta Pereira S.A.	Uruguay	U.S. Dollar
—	Zona Franca Punta Pereira S.A.	Uruguay	U.S. Dollar
—	Forestal Cono Sur S.A.	Uruguay	U.S. Dollar
—	Stora Enso Uruguay S.A.	Uruguay	U.S. Dollar
—	El Esparragal Asociación Agraria de R.L.	Uruguay	U.S. Dollar
—	Ongar S.A.	Uruguay	U.S. Dollar
—	Terminal Logística e Industrial M’Bopicua S.A.	Uruguay	U.S. Dollar

There are no significant restrictions on the ability of subsidiaries to transfer funds to Arauco, in the form of cash dividends or repayment of loans and/or advances.

Employee Benefits for Key Management Personnel

	12-31-2013	12-31-2012	12-31-2011
	ThU.S.$	ThU.S.$	ThU.S.$
Salaries and bonuses	63,633	58,531	49,961
Per diem compensation to members of the Board of Directors	1,607	1,615	1,642
Termination benefits	3,491	2,509	3,997
Total	68,731	62,655	55,600

Accounts Receivable from Related Parties

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	12-31-2013 ThU.S.$	12-31-2012 ThU.S.$
Forestal Mininco S.A	91.440.000-7	Common director	Chile	Chilean pesos	30 days	—	7
Eka Chile S.A	99.500.140-3	Joint Venture	Chile	Chilean pesos	30 days	3,008	2,346
Forestal del Sur S.A	79.825.060-4	Common director	Chile	Chilean pesos	30 days	—	4,485
Stora Enso Arapoti Industria del Papel S.A	—	Associates	Brazil	Real	30 days	629	593
Empresa Electrica Guacolda S.A.	96.635.700-2	Controlling Parent’s Associate	Chile	Chilean pesos	30 days	240	735
Unilin Arauco Pisos Ltda.	—	Joint Venture	Brazil	Real	30 days	3,006	675
Unilin Flooring Ltda.	—	Common director	EEUU	U.S. Dollar	30 days	135	—
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean pesos	30 days	1,201	2
CMPC Maderas S.A.	95.304.000-K	Common director	Chile	Chilean pesos	30 days	5	—
Vale Do Corisco S.A.	—	Associates	Brazil	Real	30 days	16	—
Novo Oeste Gestao de Ativo Florestais S.A.	—	Associates	Brazil	Real	30 days	3	—
Stora Enso Deutschland GmbH	—	Joint Operations	Germany	U.S. Dollar	30 days	—	8
TOTAL						8,243	8,851

Accounts Payable to Related Parties

Name of Related party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	12-31-2013 ThU.S.$	12-31-2012 ThU.S.$
Compañía de Petróleos de Chile S.A.	99.520.000-7	Controlling Parent’s Subsidiary	Chile	Chilean pesos	30 days	9,964	6,588
Abastible S.A.	91.806.000-6	Controlling Parent’s Subsidiary	Chile	Chilean pesos	30 days	716	677
Empresas Copec S.A.	90.690.000-9	Controlling Parent	Chile	Chilean pesos	—	—	31
Fundación Educacional Arauco	71.625.000-8	Common director	Chile	Chilean pesos	30 days	661	380
Sigma S.A.	86.370.800-1	Common director	Chile	Chilean pesos	30 days	10	4
Forestal del Sur S.A	79.825.060-4	Common director	Chile	Chilean pesos	30 days	37	0
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean pesos	30 days	119	—
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common director	Chile	Chilean pesos	30 days	2	10
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean pesos	30 days	4	4
Puerto Lirquén S.A.(ex Portuaria Sur de Chile S.A.)	96.959.030-1	Associated subsidiary	Chile	U.S. Dollar	30 days	2,041	644
Compañía Puerto de Coronel S.A.	79.895.330-3	Associated subsidiary	Chile	U.S. Dollar	30 days	845	830
Stora Enso AB	—	Joint Operations	Finland	U.S. Dollar	30 days	4	0
Stora Enso Portugal	—	Joint Operations	Portugal	U.S. Dollar	30 days	3	0
TOTAL						14,406	9,168

Related party transactions

Purchases

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	12-31-2013 ThU.S.$	12-31-2012 ThU.S.$	12-31-2011 ThU.S.$
Abastible S.A.	91.806.000-6	Controlling Parent’s Subsidiary	Chile	Chilean pesos	Fuel	5,928	5,506	4,849
Empresas Copec S.A	90.690.000-9	Controlling Parent	Chile	Chilean pesos	Management service	306	306	296
Compañía de Petróleos de Chile S.A.	99.520.000-7	Controlling Parent’s Subsidiary	Chile	Chilean pesos	Fuel	101,547	113,948	111,778
Compañía Puerto de Coronel S.A.	79.895.330-3	Associated subsidiary	Chile	Chilean pesos	Transport and stowage	7,966	7,118	6,882
Puerto Lirquén S.A.(ex Portuaria Sur de Chile S.A.)	96.959.030-1	Associated subsidiary	Chile	Chilean pesos	Port services	10,012	8,409	2,112
EKA Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	Sodium chlorate	56,134	67,163	69,819
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	Wood and ships	294	777	737
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean pesos	Legal services	1,684	1,698	1,692
Puertos y Logística S.A. (ex Puerto de Lirquén S.A.)	82.777.100-7	Associate	Chile	Chilean pesos	Port services	339	329	7,454
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common director	Chile	Chilean pesos	Telephone services	387	503	435
CMPC Maderas S.A.	95.304.000-K	Common director	Chile	Chilean pesos	Wood and logs	349	303	—
Forestal Mininco S.A.	91.440.000-7	Common director	Chile	Chilean pesos	Wood and logs	258	1,675	1,013
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean pesos	Electrical Power	4	2,790	29
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean pesos	Others purchases	1,633	1,324	516

Sales

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	12-31-2013 ThU.S.$	12-31-2012 ThU.S.$	12-31-2011 ThU.S.$
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean pesos	Electrical Power	39,379	2,979	9,285
EKA Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	Electrical Power	24,990	25,011	34,818
Stora Enso Arapoti Industria de Papel S.A.	—	Associates	Brazil	Real	Wood	8,503	8,853	8,897
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	Wood and chips	20,796	24,120	28,543
Forestal Mininco S.A.	91.440.000-7	Common director	Chile	Chilean pesos	Wood	63	108	742
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean pesos	Wood	239	3,332	2,081
Cartulinas CMPC S.A.	96.731.890-6	Common director	Chile	Chilean pesos	Pulp	—	2,982	23,259
Empresa Eléctrica Guacolda S.A.	96.635.700-2	Controlling Parent’s Associate	Chile	Chilean pesos	Electrical Power	3,783	13,794	1,430

NOTE 14.	CONSOLIDATED FINANCIAL STATEMENTS

Subsidiaries

Merger of forest companies

For several years now, the operations of subsidiaries Forestal Celco S.A., Forestal Valdivia S.A. and Bosques Arauco S.A., in the Forestry Business have been gradually unified through the standardization of processes and services (planning, human resources, safety and occupational health), a measure which has further intensified with the FSC certification process and of the creation of the new management department of forestry operations.

For the purpose of continuing to optimize processes and adopt the best practices within the Forestry Business' operations, the companies mentioned above have been integrated through a gradual process of mergers. Said task began with the integration of companies Bosques Arauco S.A. and Forestal Valdivia S.A. which with the prior approval of their respective shareholders, merged as of July 1, 2013, operating under the name Forestal Valdivia S.A.

On that same date, Forestal Arauco S.A. was split-off, creating a new entity called Forestal Viñales S.A., to which shares in Forestal Celco S.A. were contributed.

As of September 1, 2013, Forestal Arauco S.A. merged and absorbed Forestal Valdivia S.A., a transaction which generated a tax gain (Income Tax Act, Article 31, No. 9), of ThU.S.$99,437, and resulted in a deferred tax asset of ThU.S.$ 19,887 (See Note 6).

On November 1, 2013, Celulosa Arauco y Constitución S.A. absorbed Forestal Viñales S.A., generating, as a result of the transaction, a capital increase of MUS$442 equal to 7,209 shares, corresponding to Empresas Copec S.A.’s participation.

On December 1 of 2013, the new Forestal Arauco S.A. was merged with Forestal Celco S.A., thus resulting in most of Arauco’s foresty assets to be grouped under a single entity. With this merger the unification process for Chile’s main forestry companies was concluded.

This restructuring has been registered as an under common control transaction.

(See Note 1K)

Investments

Dated January 1, 2013, the company Arauco Panels Canada ULC merged with its subsidiary Flakeboard Company Ltd., which had no effect on the results of this operation.

Below are the investments or contributions to subsidiaries made in 2012, which had no effect on results, except for the acquisition of assets made by Arauco Panels USA, LLC.

On September 24, 2012, Arauco through its Canadian subsidiary Arauco Panels Canada ULC, acquired all of the shares of the Canadian entity, Flakeboard Company Limited (hereinafter “Flakeboard”) for ThU.S.$242,502.

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

Arauco carried out the initial recording of the acquisition of Flakeboard Company Limited based on the information that was available as of that date and performing a preliminary determination of the allocation of the fair value in this Company's acquisition. As of the closing of September 2013, the determination of the fair values of the assets acquired and liabilities assumed was concluded and resulted in the final allocation being retroactively applied in the consolidated financial statements as of December 31, 2012, in accordance with the requirements of IFRS 3. See Note 2 for the effects of this change.

The detail of the recorded valuation is the following:

Th.U.S$
Fair value of net assets acquired, determined at the date of acquisition	242,502
Value of the consideration given at the beginning	242,502
Proportional goodwill determined at December 31, 2012	0
Adjustment to the amounts of fair value of net assets acquired	40,477
Goodwill at the end of the measurement period	40,477

2) On November 29, 2011, a new wholly owned subsidiary, Arauco Panels USA LLC, was incorporated through a capital contribution of ThU.S.$62,711, equivalent to 100% ownership, made by our subsidiary Arauco Wood Products, Inc. Subsequently, on January 24, 2012, Arauco Panels USA LLC acquired a Panel Business industrial plant for ThU.S.$62,711 which has a production line of medium density fiberboard (MDF) moldings and high density fiberboard (HDF), a production line of particle board (PB) panels, and two business lines of Melamine products. The plant is located in Moncure, North Carolina, USA. The fair value of the acquired net assets was determined and at the end of June 2012, Arauco recognized a gain on the transaction in the amount of ThU.S.$16,263.

For the purchase of net assets made by Arauco Panels USA, LLC, a bargain purchase, or negative goodwill, was generated and is presented in the consolidated statement of income under Other gains (losses) and sets out in the following table.

Arauco Panels USA, LLC	2012 ThU.S.$
Amount paid	62,711
Fair value of assets and liabilities acquired	78,974
Bargain purchase	16,263

The following tables exposed the fair values at the date of acquisition of the assets and liabilities acquired in 2012:

ARAUCO PANELS CANADA ULC	09-24-2012 ThU.S.$
Cash	52,427
Trade and other receivables	38,089
Inventories	44,444
Property, plant and equipment	222,083
Intangible assets other than goodwill	84,300
Goodwill	40,477
Other assets	8,527
Total Assets	490,347
Deferred taxes	11,282
Financial liabilities, current and non-current	189,129
Trade payables	47,434
Total Liabilities	247,845

ARAUCO PANELS USA LLC.	01-24-2012 ThU.S.$
Cash	—
Trade and other receivables-net	258
Inventories	13,398
Property, plant and equipment	82,840
Other assets	41
Total Assets	96,537
Trade payables	6,030
Other liabilities	11,533
Total Liabilities	17,563

The following table sets forth the amounts of revenue and profits or losses recognized from the date of acquisition by investment in Arauco Panels Canada ULC (now Arauco Company Ltd.) and in Arauco Panels USA LLC:

Arauco Panels Canada ULC	09-24-2012 to 12-31-2012 ThU.S.$
Revenue	131,094
Profit/(Loss)	(5,558)

Arauco Panels USA LLC	01-24-2012 to 12-31-2012 ThU.S.$
Revenue	115,911
Profit/(Loss)	(5,321)

The following table sets forth the revenue and recognized results as if the acquisition date had been as of the beginning of the annual investment in Arauco Panels Canada ULC (now Arauco Company Ltd.):

Arauco Panels Canada ULC	January-December 2012 ThU.S.$
Revenue	518,071
Profit/(Loss)	4,711

The details of the subsidiaries included in the consolidation of Arauco are disclosed in Note 13.

NOTE 15.	INVESTMENTS IN ASSOCIATES

At December 31, 2013, there are no new investments in associates to report.

In the months of January, February and April of year 2012, payments were made in capital contributions for a total of ThU.S.$13,492 to Puertos y Logística S.A. (Ex Puerto Lirquén S.A.). Such contributions imply that at the date of these financial statements, Arauco owns 20.28% of the issued capital of such company.

On April 2012, Centaurus Holding S.A., merged with Florestal Vale Do Corisco S.A., the latter being the successor entity. Subsequently, in May 2012, Klabin S.A., decreased capital by Florestal Vale Do Corisco SA, and as a result, Arauco Forest Brasil S.A., increased its ownership percentage in that entity from 43% to 49%.
The following tables set forth information about Investments in associates as of December 31, 2013 and 2012, respectively:

Name	Puertos y Logística S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Docking and warehousing operations for proprietary and third party use, cargo of all classes of goods, as well, as warehousing and transport operations.
Ownership interest (%)	20.2767%	20.2767%

	12-31-2013	12-31-2012
Carrying amount	ThU.S.$ 64,285	ThU.S.$ 63,384

Name	Inversiones Puerto Coronel S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Investments in movables and real estate, acquisition of companies, securities and investment instruments, investment management and development and/or participation in all kind of businesses and companies related to industrial, shipping, forestry and commercial activities.
Ownership interest (%)	50.0000%

	12-31-2013	12-31-2012
Carrying amount	ThU.S.$ 38,522	ThU.S.$ 35,780

Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20.0000%

	12-31-2013	12-31-2012
Carrying amount	ThU.S.$ (210)	ThU.S.$ 1,214

Name	Stora Enso Arapoti Industria de Papel S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Industrialization and commercialization of paper and cellulose, raw materials and by- products
Ownership interest (%)	20.0000%

	12-31-2013	12-31-2012
Carrying amount	ThU.S.$ 31,753	ThU.S.$ 40,821

Name	Genómica Forestal S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.
Ownership interest (%)	25.0000%

	12-31-2013	12-31-2012
Carrying amount	ThU.S.$ 113	ThU.S.$ 65

Name	Consorcio Tecnológico Bioenercel S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing of technologies which will promote the development of a biofuels industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.
Ownership interest (%)	20.0000%

	12-31-2013	12-31-2012
Carrying amount	ThU.S.$ 345	ThU.S.$ 326

Name	Novo Oeste Gestao de Ativos Florestais S.A.
Country	Brazil
Functional Currency	Real
Corporate purpose	Management of forestry activities and commercialization of wood and other products.
Ownership interest (%)	48.9912%

	12-31-2013	12-31-2012
Carrying amount	ThU.S.$ (15,453)	(ThU.S.$ 8,610)

Name	Vale do Corisco S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Management of forestry activities.
Ownership interest (%)	49.0000%	43.0500%

	12-31-2013	12-31-2012
Carrying amount	ThU.S.$ 186,628	ThU.S.$ 211,881

Summarized Financial Information of Associates

12-31-2013	Puertos y Logistica S.A.	Inversiones Puerto Coronel S.A.	Serv.Corporativos Sercor S.A.	Stora Enso Arapoti Ind.de Papel S.A.	Assets Novo Oeste Gestao de Ativos Florestais S.A.	Vale do Corisco S.A.	Consorcio Tecnológico Bioenercel S.A.	Genomica Forestal S.A.	Total
Current	65,928	17	1,120	103,480	10,319	14,335	5,053	1,156	201,408
Non-current	324,605	77,120	4,310	58,464	131,689	484,619	1,363	684	1,082,854
Total	390,533	77,137	5,430	161,944	142,008	498,954	6,416	1,840	1,284,262

	Puertos y Logistica S.A.	Inversiones Puerto Coronel S.A.	Serv.Corporativos Sercor S.A.	Stora Enso Arapoti Ind.de Papel S.A.	Liabilities Novo Oeste Gestao de Ativos Florestais S.A.	Vale do Corisco S.A.	Consorcio Tecnológico Bioenercel S.A.	Genomica Forestal S.A.	Total
Current	18,842	83	2,109	27,928	152,200	7,450	228	1,387	210,227
Non-current	54,654	11	1,699	0	21,344	110,631	4,464	0	192,803
Equity	317,037	77,043	1,622	134,016	(31,536)	380,873	1,724	453	881,232
Total	390,533	77,137	5,430	161,944	142,008	498,954	6,416	1,840	1,284,262
Revenues	90,459	516	4,023	168,841	82	54,206	786	366	319,279
Expenses	(81,644)	(32)	(5,073)	(154,911)	(17,583)	(28,381)	(1,133)	(389)	-289,146
Profit or loss	8,815	484	(1,050)	13,930	(17,501)	25,825	(347)	(23)	30,133

12-31-2012	Puertos y Logistica S.A.	Inversiones Puerto Coronel S.A.	Serv.Corporativos Sercor S.A.	Stora Enso Arapoti Ind.de Papel S.A.	Assets Novo Oeste Gestao de Ativos Florestais S.A.	Vale do Corisco S.A.	Consorcio Tecnológico Bioenercel S.A.	Genomica Forestal S.A.	Total
Current	128,879	17	3,390	129,557	6,718	14,427	5,087	623	288,698
Non-current	270,393	71,600	8,266	77,658	115,753	546,037	1,659	614	1,091,980
Total	399,272	71,617	11,656	207,215	122,471	560,464	6,746	1,237	1,380,678

	Puertos y Logistica S.A.	Inversiones Puerto Coronel S.A.	Serv.Corporativos Sercor S.A.	Stora Enso Arapoti Ind.de Papel S.A.	Liabilities Novo Oeste Gestao de Ativos Florestais S.A.	Vale do Corisco S.A.	Consorcio Tecnológico Bioenercel S.A.	Genomica Forestal S.A.	Total
Current	45,162	50	4,141	31,481	667	2,932	5,114	978	90,525
Non-current	41,514	6	1,444	0	138,843	125,123	0	0	306,930
Equity	312,596	71,561	6,071	175,734	(17,039)	432,409	1,632	259	983,223
Total	399,272	71,617	11,656	207,215	122,471	560,464	6,746	1,237	1,380,678
Revenues	89,842	0	4,040	170,380	12,697	440	1,233	1,223	279,855
Expenses	(66,833)	(1,625)	(4,339)	(125,579)	(195)	(82)	(1,375)	(1,237)	(201,265)
Profit or loss	23,009	(1,625)	(299)	44,801	12,502	358	(142)	(14)	78,590

Movement in Investment in Associates and Joint Ventures

	12-31-2013 ThU.S.$	12-31-2012 ThU.S.$
Opening balance as of January 1	382,427	362,798
Changes
Investments in associates, Additions	334	13,562
Investment in joint ventures, Additions	0	13,715
Disposals, Investments in associates	0	(6,607)
Share of profit (loss) in investment in associates	5,657	17,947
Share of profit (loss) in investment in joint ventures	603	986
Dividends Received, Investments in Associates	(17,074)	(3,057)
Increase (Decrease) in foreign exchange currency on translation of Associates and Joint Ventures	(32,060)	(22,039)
Other increase (decrease) in investment and associates and joint ventures	9,526	5,122
Total changes	(33,014)	19,629
Ending balance	349,413	382,427

	12-31-2013 ThU.S.$	12-31-2012 ThU.S.$
Carrying amount of associates accounted for using equity method	321,970	353,472
Carrying amount of joint ventures accounted for using equity method	27,443	28,955
Total investment accounted for using equity method	349,413	382,427

NOTE 16.	INTERESTS IN JOINT ARRANGEMENTS

Investments and contributions made

As of December 31, 2013, Arauco, through its subsidiary Arauco Holanda Cooperatief U.A, made capital contributions for a total of ThU.S.$103,196 (ThU.S.$145,977 as of December 31, 2012) to two Uruguayan joint arrangements in order to maintain its 50% of ownership in Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A. This transaction had no effect on the consolidated statement of income.

Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A. are both involved in the project known as “Montes del Plata”, the purpose of which is to build a cutting edge cellulose production plant, with a capacity of 1.3 million tons per year, a port and an energy generation unit utilizing renewable resources, which is located at the town of Punta Pereira, Province of Colonia, Uruguay.

As of the closing of these financial statements, Arauco has committed to “Montes del Plata” in capital contributions 20.8 million Euros (equivalent to ThU.S.$28,700) and ThU.S.$102,000 in loans.

In March 2012 Arauco do Brasil S.A. (a subsidiary) made a capital contribution to Unilin Arauco Pisos Ltda. (Ex Arauco Pisos Laminados S.A.) in the form of assets for a total of ThR$24,990 (ThU.S.$10,607 at December 31, 2013) for the flooring line of the Pien location (Paraná Brasil), no gain or loss was recognized on this contribution. In April 2012, Arauco sold a 50% interest of Unilin Arauco Pisos Ltda. to Mohwak Unilin International B.V. for ThR$12,500 (ThU.S.$5,306 at December 31, 2013), becoming a joint arrangement. The sale price for this transaction was equivalent to its carrying amount and thus had no effect on profit or loss. This company is engaged in manufacturing, processing, industrialization and selling of wood laminate floors.

Investments in Uruguay are joint operations because of existing contracts that stipulate that both Arauco and Stora Enso maintain joint control of such investments, and since there is a contractual commitment of the sale of the entire pulp production to be generated from the future plant to Arauco and Stora Enso in the proportion each entity’s 50% ownership interest. Arauco has recognized the assets, liabilities, income and expenses relating to its ownership percentage from January 1, 2012, in accordance with IFRS11.

Furthermore, Arauco holds a 50% in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to cellulose plants in Chile. A contractual agreement in effect between Arauco and Eka has permitted Arauco and Eka to initiate certain joint venture activities.

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint operations:

	12-31-2013		12-31-2012
Celulosa y Energía Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	63,009	292,869	207,430	105,235
Non-current	2,003,894	1,109,329	1,396,687	965,918
Equity		664,705		532,964
Total Joint Agreement	2,066,903	2,066,903	1,604,117	1,604,117

Investment	332,353		266,482

	12-31-2013 ThU.S.$		12-31-2012 ThU.S.$
Income	4,485		20,434
Expenses	(42,451)		(24,493)
Joint Agreement Net Income (Loss)	(37,966)		(4,059)

	12-31-2013		12-31-2012
Forestal Cono Sur S.A. (consolidated) (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	14,480	14,127	146,228	67,314
Non-current	172,540	2,076	172,167	7
Equity		170,817		251,074
Total Joint Agreement	187,020	187,020	318,395	318,395

Investment	85,409		125,537

	12-31-2013 ThU.S.$		12-31-2012 ThU.S.$
Income	33,448		12,469
Expenses	(3,705)		(17,592)
Joint Agreement Net Income (Loss)	29,743		(5,123)

	12-31-2013		12-31-2012
Eufores S.A. (consolidated) (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	131,068	383,978	74,054	287,246
Non-current	682,695	35,852	616,237	867
Equity		393,933		402,178
Total Joint Agreement	813,763	813,763	690,291	690,291

Investment	196,884		201,016

	12-31-2013 ThU.S.$		12-31-2012 ThU.S.$
Income	70,256		75,907
Expenses	(78,505)		(76,390)
Joint Agreement Net Income (Loss)	(8,249)		(483)

	12-31-2013		12-31-2012
Zona Franca Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	20,179	129,029	9,486	40,306
Non-current	382,859	87,451	266,075	89,253
Equity		186,558		146,002
Total Joint Agreement	403,038	403,038	275,561	275,561

Investment	93,279		73,001

	12-31-2013 ThU.S.$		12-31-2012 ThU.S.$
Income	6,993		7,632
Expenses	(8,940)		(7,327)
Joint Agreement Net Income (Loss)	(1,947)		305

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint ventures:

	12-31-2013		12-31-2012
Unilin Arauco Pisos Ltda.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	8,548	4,753	8,294	3,054
Non-current	5,173	33	5,893	0
Equity		8,935	0	11,133
Total Joint Agreement	13,721	13,721	14,187	14,187

Investment	4,468		5,645

	12-31-2013 ThU.S.$		12-31-2012 ThU.S.$
Income	5,746		13,314
Expenses	(6,785)		(14,258)
Joint Agreement Net Income (Loss)	(1,039)		(944)

	12-31-2013		12-31-2012
Eka Chile S.A.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	26,596	6,541	28,271	8,001
Non-current	29,853	3,957	30,191	3,840
Equity		45,951		46,621
Total Joint Agreement	56,449	56,449	58,462	58,462

Investment	22,976		23,310

	12-31-2013 ThU.S.$		12-31-2012 ThU.S.$
Income	55,047		67,709
Expenses	(52,803)		(64,795)
Joint Agreement Net Income (Loss)	2,244		2,914

NOTE 17.	IMPAIRMENT OF ASSETS

Effects of forest fire

On January 2, 2012, Paneles Arauco S.A.’s industrial facilities located at Kilometer 21 of Autopista Del Itata were materially damaged due to forest fires. Such industrial facilities had production capacity of 450 thousand cubic meters of panels per year.

The fire destroyed the machinery, equipment and facilities of the panel processing area, as well as the administration buildings and inventory warehouses. It also damaged the operations of the biomass energy generation facility. The operations resumed on January 6, 2012.

Paneles Arauco S.A. as subsidiary of Celulosa Arauco y Constitución S.A had insurance policies covering fire damages. The insurance policies covered damages in the plants, industrial and non-industrial facilities, equipment, machinery, inventories, as well as losses due to business interruption.

All expenses due to fire damages were recognized as incurred. Insurance reimbursements were recognized as receivables once sufficient supporting documentation that the reimbursement would be received and/or at the date the reimbursement was received.

The line items in the financial statements as of December 31, 2012 include the following relating to the effect of the forestry fire:

•	Trade and other current receivables include insurance reimbursements not yet received for ThU.S.$29,819 relating to damages to property, plant and equipment, inventories and business interruption.

•	Impairment loss of ThU.S$70,161 in the line item Property, plant and equipment.

•	Inventory write down of ThU.S.$19,841.

•

During April and August 2012, Arauco received ThU.S.$120,000, as insurance reimbursements out of which ThU.S.$40,000 relates to business interruption losses, ThU.S.$70,000 to physical damage of property, plant and equipment and ThU.S.$10,000 to inventory losses. These payments received were presented under Other Income, net of expenses associated with the incident.

During August and December 2012, Arauco received reimbursements from insurance relating to damaged inventory and property, plant and equipment.

•	The insurance reimbursement for inventory damaged was ThUS$20,801, which at the end of the reporting period has been fully received.

•

The insurance reimbursement for property, plant and equipment and business interruption, was received in December, 2012, for a total amount of ThU.S.$ 96,986 and ThU.S.$ 46,088, respectively, which has been fully received.

Other effects

To December 31, 2013 there is still a balance of impairment provision of machinery and equipment of ThUS$ 919 due to the closure of the Plant Board lines Curitiba (Brazil) at the end of 2011.

In the period 2013, there are no new provisions for impairment associated cash generating units to inform.

Disclosure of Impairment Losses of Assets

Provisions for impairment of property, plant and equipment due to technical obsolescence have been recorded as of December 31, 2013 and 2012 as shown below:

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversal of Losses	Machinery and Equipment
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversal of losses	Technical Obsolescence and Claim

	12-31-2013	12-31-2012
Information relevant to the sum of all impairment	ThU.S.$5,386	ThU.S.$4,720

Goodwill

Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination.

At the date of these financial statements, the balance of Goodwill is ThUS$88,141 (ThUS$94,978, at December 31, 2012 as adjusted and disclosed in Note 2), of which ThUS$40,477 was mainly generated by the acquisition of “Flakeboard” (see Note 14) and ThUS$45,055 (ThUS$51,649 at December 31, 2012) by the investment in Arauco do Brasil S.A. Both values were assigned to the panel segment.

The goodwill generated by the investment in Arauco do Brasil S.A. was allocated to the panel segment plant. The recoverable amount of the cash-generating unit was determined based on calculations of its value in use. For this calculation we used the expected future cash flows based on the operational plan approved by the management for 10-year period, applying a discount rate of 10%, which does not exceed the long-term average growth rate for the panel segment in Brazil. The change in the balance of goodwill from Arauco do Brasil S.A. is due solely to the exchange difference on foreign currency translation. Therefore, there has been no increase in the provision of impairment.

NOTE 18.	PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

The contingent liabilities that Arauco deems appropriate to disclose are as follows:

Celulosa Arauco y Constitución S.A.

1. On April 27, 2005, the National Defense Council (Consejo de Defensa del Estado) filed a civil lawsuit against Celulosa Arauco y Constitución S.A. for reparation of environmental harm and indemnification, caused by the Valdivia Mill Plant, before the First Civil Court of Valdivia (Primer Juzgado Civil de Valdivia) (Rol 746-2005).

The Company filed its response, arguing that it is not responsible for the environmental damages and therefore that the indemnification payments as well as the alleged reparation, are inadmissible. Currently, expert reports have been submitted, most of which were against the Company’s position. On September 5, 2011, observations regarding the experts’ reports were presented. The inspection by the Court was held on the 13, 14 and 15 of March 2012. On March 13, 2013 the Court ordered the parties to hear judgment.

Subsequently, on March 26, 2013, the Court summoned the parties to two settlement hearings, which were conducted without favorable results. Subsequently, Celulosa Arauco y Constitución S.A. proposed a settlement offer which was not accepted.

On July 27, 2013, the first definitive ruling was issued in favor of the claim, with court expenses, ordering that the Company execute (at its own cost) the following measures in order to preserve the Nature Sanctuary:

1)	To perform a study of the current status of the Wetland, through an interdisciplinary team comprised of various experts in the fields of biology, chemistry and physics, for which it must create an independent committee in which the parties participate, for a term that shall not exceed one year. The studies shall include the status of water and the Wetland’s flora and fauna.

2)	The creation of an artificial wetland, as a sentinel controlled environment, with representative species of the Río Cruces wetland, which receive the first impact of the discharge of riles, which shall be located immediately after the tertiary treatment and before their discharge into the Río Cruces.

3)	The performance of a continuous environmental monitoring program by the Company, for a period that shall not be less than 5 years, and shall be conducted pursuant with the environmental assessment conditions set forth in RCA 279/98 and its subsequent amendments.

4)	The creation of a Wetlands Investigation Center, pursuant with what was proposed by the Company.

5)	Community development programs related to the Wetland in the manner that was proposed by the Company.

With regard to monetary damages, the ruling ordered the Company to pay in the compliance stage, however the form and amount of the payments were not determined.

The ruling was communicated to the Company on August 9, 2013. After a thorough analysis of the ruling, Celulosa Arauco y Constitución S.A. decided not to appeal. This decision was made as it would allow the creation of the conditions for commencing the implementation of the measures in favor of the Wetland, without waiting for further judicial terms.

Currently, the decision is binding and conclusive, and all personal and court expenses have been paid.

As regards damages, the State Defense Council and the Company reached an agreement on the amount thereof, which amount is equivalent to $2,600 million Chilean pesos (ThU.S.$4,956), payable to the State. This agreement will require approval by the Ministry of Finance.

The referred amount would be in addition to the $2,600 million Chilean pesos (ThU.S.$4,956) that the Company has committed to and will spend to finance the implementation of the community development programs ordered by the decision, which shall be to the benefit of the community.

The amount of $5,200 million Chilean pesos (ThU.S.$9,912 as of December 31, 2013) corresponding to the sum indicated in the last two preceding paragraphs, is recognized in the financial statements of Arauco at end of this period.

Arauco, the State Defense Council and an interdisciplinary committee are working on the measures to preserve the Nature Sanctuary listed in points 1) to 4). Once the form to carry out the measures is finalized, the associated costs will be determined and will be disbursed gradually beginning in 2014.

2. On August 25, 2005, the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) issued tax calculations No. 184 and No. 185 of 2005, objecting to certain capital reduction transactions effected by Arauco on April 16, 2011 and October 31, 2001, and furthermore, requested reimbursement from the Company for amounts returned to it in respect of certain claimed tax losses. On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and filed a claim disputing the abovementioned tax calculations No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, which resolution, however, only partially sustained the Company’s request. In response, the Company filed an additional complaint with regard to the portion of the RAF that was not granted by the administrative review. On February 19, 2010, the Court acknowledged receipt of the Company’s request. Subsequently, the tax authority issued a report and the Company commented on such report. This case is currently pending.

3. On June 22, 2011 Celulosa Arauco y Constitución S.A. was notified of a civil claim for compensation of prejudice for an alleged tort liability, filed by twelve fishermen of the Mataquito River before the Court of First Instance, Guarantee and Family of Licantén under Docket number 73-2011. The case arose out of dead fish allegedly found in the Mataquito River on September 5, 2007 caused by the Licancel Plant. The plaintiffs seek to be compensated for alleged damages that they have suffered from the aforementioned event, including lost profits, pain and suffering and an alleged contractual liability. The probationary period was finished, and only letters addressed to several authorities need to be answered.

4. On December 20, 2012, the Company was notified of the civil damages claim in summary proceedings, lodged by a group of settlers in the La Concepción sector, near to the Nueva Aldea Plant. The settlers are claiming compensation for alleged environmental damages that affected their quality of life. The claim demands monetary and non-monetary damages. The purported damages refer to atmospheric emissions, pollution in river streams, risks related with truck transit and forest fire risks.

On December 27, 2012, the Company requested and obtained from the Court that the lawsuit be treated as ordinary and not summary proceedings. Currently the case is in the preliminary stage of evidence gathering, having already exhausted the discussion period.

Alto Paraná S.A.

1.(i) On October 8, 2007, the Federal Administration of Public Income (Administración Federal de Ingresos Públicos) (“AFIP”) initiated an ex oficio proceeding against the Company’s Argentine affiliate Alto Paraná S.A. (“APSA”) questioning whether APSA erred in deducting from its income tax liability certain expenses, interest payments and exchange rate differences generated by Private Negotiable Obligations which were issued by APSA in 2001 and paid in 2007.

On November 20, 2007, APSA submitted a counterclaim to the claims presented by AFIP, completely rejecting all of AFIP’s allegations and asserting legal arguments that justify its actions in the determination of its tax burden.

On December 14, 2007, AFIP notified APSA that its counterclaim had been dismissed, thus issuing an ex oficio ruling and ordering the payment, within 15 working days, of the calculated income tax difference for the 2002, 2003 and 2004 fiscal years of $417,908,207 Argentine Pesos including capital (ThU.S.$ 64,086 at December 31, 2013), compensatory interest, and fines for omission.

On February 11, 2008, APSA appealed the aforementioned ruling before the National Tax Court (Tribunal Fiscal de la Nación) (“TFN”).

On February 8, 2010, APSA was notified of TFN’s ruling, which confirmed the ruling issued by AFIP, with court expenses, based on arguments different from those that justified AFIP’s ex oficio decision. This decision by the TFN extinguished the administrative process. As a result, the Company’s only remaining option was to pursue a remedy before the Contentious Administrative Matters Federal Appeals Court (Cámara de Apelaciones en lo Contencioso Administrativo Federal) (“CACAF”) and, subsequently, the National Supreme Court of Justice (Corte Suprema de Justicia de la Nación).

On February 15, 2010, APSA appealed before the CACAF, making all necessary submissions with the purpose of attaining a revocation of the contested decision. APSA paid litigation fees (tasa de justicia) in the amount of $5,886,053 Argentine Pesos (ThU.S.$856 at December 31, 2013).

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

On May 13, 2010, the CACAF decided to grant the injunction requested by APSA, ordering to suspend the enforcement of the AFIP resolution until the final decision on this matter. This injunction was granted by the CACAF subject to the granting of a corresponding bond. On May 19, 2010, APSA filed with the Appeal Court a surety policy issued by Zurich Argentina Cía. de Seguros S.A. On May 20, 2010, the CACAF asked APSA to specify the areas covered by the surety insurance. On May 28, 2010 APSA complied with this request and attached Endorsement No. 1 of the surety policy in favor of the CACAF – Trial Chamber I – in the amount of $ 633,616,741 Argentine Pesos (equivalent to ThU.S.$97,166 as of December 31, 2013), which includes initial capital, plus adjustments and interests to the date of the bond. On June 2, 2010 the CACAF accepted this surety filed by APSA and sent notice to AFIP of the injunction granted. On June 4, 2010 the AFIP was notified of the ruling dated May 13, 2010, which is final since June 22, 2010.

On February 1, 2013, APSA received notice of the decision dated December 28, 2012, whereby the First Chamber of Appeals rejected the appeal lodged by the Company, confirming the ex officio determination of the AFIP, and imposed the judicial fees for both instances as per their generation, since there was contradictory case law. The Company appealed this decision before the Supreme Court of the Nation via the various legal procedural remedies available. On February 4, 2013, the Company filed an ordinary appeal against the Chamber’s decision and on February 19, 2013, it also filed an extraordinary appeal against the same judgment, both before the Supreme Court of the Nation. On May 6, 2013, APSA was notified of the decision of the Court of Appeals that, as of April 23, 2013 granted the ordinary appeal to the Supreme Court of Justice of the Nation and was present, to her chance the Extraordinary Appeal field. On May 27, 2013, the file was forwarded to the Supreme Court of Justice of the Country. On June 3, 2013, APSA was notified of the procedural ruling issued by the High Court on May 29, 2013, declaring that the Ordinary Appeal had been duly received. On June 17, 2013, APSA submitted a duly founded presentation in connection with the Appeal, which the Court subsequently ordered to be transferred to AFIP, a circumstance of which the Company was notified on June 28, 2013. On August 5, 2013, the file was awarded to the Judicial Secretariat No. 7 (specialized in tax matters).

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

(ii) Within the course of this case’s proceedings, and particularly regarding payment of the litigation fees (tasa de justicia) before the TFN, on July 18, 2008, the Examining Officer ordered APSA to pay $10,447,705 Argentine Pesos (ThU.S.$1,602 at December 31, 2013) as payment of Tasa de Actuación (Litigation Fee) before the TFN. On August 14, 2008, APSA filed a petition with the court requesting that this order be reconsidered, or alternatively, rejected it on the grounds that the requested amount was unreasonable. APSA provided evidence that it had paid $1,634,914 Argentine Pesos (ThU.S.$251 at December 31, 2013), considering that this was the actual amount due, pursuant to Law, for the Tasa de Actuación (Litigation Fee). On April 13, 2010, the First Chamber of the CACAF denied APSA’s appeal. On April 26, 2010 APSA filed an ordinary appeal against the latter decree before the Supreme Court of the Justice, which was granted on February, 3, 2011. On June 23, 2011 the brief with the ordinary appeal was filed before the Supreme Court. On July, 14, 2011 the AFIP answered the petition of this brief. On May 8, 2012, the Supreme Court ruled that the ordinary remedy was wrongly admitted, since the appealed sentence was not a final ruling. The case file was returned to First Chamber of the National Appeals Court of Contentious Administrative Matters. On June 15, 2012, APSA requested that the case be suspended until the substantial issues of the case were resolved, a request which was rejected by the CACAF on June 25, 2012. On July 2, 2012, APSA filed a motion to reconsider, requesting that such ruling be rendered ineffective and the extraordinary proceeding be suspended until the substantial issues of the case were ruled on, also expressing that it still maintained its interest in the extraordinary remedy that was submitted. On August 21, 2012, APSA filed a presentation which expressed its interest to maintain the extraordinary appeal. Based on their analysis of the grounds underlying the appeal, APSA’s counsel has an optimistic view of the case.

2. On November 28, 2008, Alto Paraná S.A. (APSA) was notified of Resolution 212 issued by the Argentine Central Bank (BCRA) on November 19, 2008, by which the BCRA ordered Indictment No. 3991 questioning the timely liquidation of certain foreign currency.

With respect to APSA’s export proceeds. APSA responded to the charges in a timely and correct manner. Currently, the report is in Nº 8 Economic Criminal Court, 16th Secretariat.

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

3. On December 6, 2013, Alto Paraná S.A. was served upon Resolution 803 issued by the Central Bank of the Republic of Argentina (BCRA) on November 22, 2013. By means of such resolution, the BCRA initiated Investigation No. 5581, whereby it is sought to determine the absence of currency inflow and liquidation, and the delayed inflow of currency arising from export operations.

Alto Paraná S.A. was granted 10 banking days to submit its discharges and propose evidence. On December 9, 2013, the BCRA granted Alto Paraná S.A. an extension of additional 10 banking days, which are computed as of the expiration of the original term. As a result of this extension, this term has not yet expired. The discharge was presented on February 10, 2014.

As of the date of issuance of these financial statements, in the opinion of the Company´s legal advisors, the likelihood in obtaining a favorable outcome (that is to say, no fines imposed) is high, given the solid defense arguments raised by APSA and the judicial background related to infractions of a similar nature.

Arauco do Brasil S.A.

On November 8, 2012, Brazilian Tax Authorities issued an Infraction Notice against one of our Brazilian subsidiaries, Arauco do Brasil S.A., for alleged unpaid taxes purportedly due by such company for the years 2006 to 2010. In particular, the Tax Authorities (i) objected to the deductibility of certain payments made and expenses incurred (including premium amortization, interest and legal expenses) by Arauco do Brasil between 2005 and 2010 and (ii) alleged that Arauco do Brasil made certain underpayments in respect of the Brazilian Corporate Income Tax (“IRPJ”) and the Brazilian Social Contribution on Net Profits (“CSL”) during 2010.

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

On April 30, 2009 Forestal Celco S.A. filed dilatory exceptions, which pointed to some defects in the demand. The plaintiff rectified the defects, and the Company replied to the demand. On March 8, 2011 the Court issued the legal judgment of first instance rejecting the claim. On March 21, 2011, the plaintiff appealed against the first instance verdict. The Court of Appeals confirmed the Civil Court’s ruling. The plaintiff filed cassation appeals before the Supreme Court, and their decision is still pending. The Court of Appeals of Chillán rejected both appeals. Against the latter judgment, the plaintiff filed a cassation appeal on the merits and the form. The case was forwarded to its Excellence the Supreme Court. The Company appeared before the Court on October 11, 2012, under case file No. 7610-2012. The case was heard. The Supreme Court urged the parties to settle, but the parties did not reach an agreement. Currently, the case file is in possession of the authoring Judge to decide upon the remedies sought by the plaintiff.

2. On January 26, 2011, Forestal Celco S.A. was notified of a civil claim submitted by Mr. Hans Fritz Muller Knoop against Cooperativa Eléctrica de Chillán Limitada and Forestal Celco S.A., which seeks that both companies be condemned to pay (jointly and severally) an indemnity for the alleged material damages caused as a result of the spreading of a fire on January 12, 2007, in the estate named “El Tablon”, owned by Forestal Celco S.A. The case was filed as Case N°4.860-2010 in the Second Civil Court of Chillán.

On January 10, 2012, the court ruled first instance verdict condemning both defendants to pay the plaintiff jointly the sum of $288,479,831. Both defendants contested the ruling. On June 4, 2013, the Court of Appeals of Chillán revoked the sentence, deciding to reject the claim in all its parts. On June 21, 2013, the plaintiff submitted a Casation Appeal for annulment, based in the inobservance to both procedural and legal provisions. Currently, the declaration of admissibility for these proceedings is pending before the Supreme Court. The case was forwarded to its Excellence the Supreme Court. The Company appeared before the Court on July 10, 2013, under case file No. 4,553-2013. The case was heard. The Supreme Court urged the parties to settle, but the parties did not reach an agreement. Currently, the case file is in possession of the authoring Judge to decide upon the remedies sought by the plaintiff.

3. On September 26, 2005, in proceedings numbered 48,679-2006 of the Civil Court of Constitución, Forestal Celco S.A. submitted a claim against Forestal Constitución Ltda. and Ms Vitelia Morán Sepúlveda and other 7 natural persons, with the goal of obtaining a ruling that acknowledges its sole ownership over the Lierecillo estate (1,126 hectares), formed by various property registrations, also seeking that the defendants be sentenced to jointly and severally pay $20,000,000 as well as a damage compensation for having harvested a portion of the aforementioned estate. On April 23, 2006, Mr. Adolfo Numi Velasco, acting on behalf of all the aforementioned natural persons, answered the claim requesting its rejection, arguing that his clients are the sole owners of the estate named “Lierencillo” which they call “El Macaco”, also submitting a counterclaim with the purpose of demanding that Forestal Celco S.A. return such estate, of 162.7 hectares, plus a damage compensation for the resulting damages, loss of profit and moral damage. On June 29, 2009, a first instance ruling was issued in favor of Forestal Celco S.A’s claim, only with regards to the declaration of ownership, rejecting all other aspects of that claim as well as the corresponding counterclaim. Currently, the case is being reviewed by the Court of Appeals of Talca, under court registration number 267-2012, for a ruling regarding the appeal submitted by the defendant, who is also a counterclaiming plaintiff. Currently the case is in agreement.

4. On September 11, 2012, Forestal Celco S.A. was served with a voidance claim regarding the partition award and the purchase and sale agreement dated November 28, 1994, regarding the property called “Loma Angosta”, which occupies an area of 281,89 hectares. As part of the claim, Forestal Celco S.A. was also sued for damages. The lawsuit was filed by Julián Eduardo Rivas Alarcón, on behalf of Nimia del Carmen Álvarez Delgado, against Patricia del Carmen Muñoz Zamorano and Forestal Celco S.A. The lawsuit was filed before the Civil and Criminal Court of Quirihue, under docket number C-108-2012. On October 4, 2012, Forestal Celco S.A. submitted before the court a relative incompetence defense. On October 10, 2012, the other co-defendant also filed a defense arguing the Court’s relative incompetence. The Court’s decision on both defenses is currently pending. On October 4, 2012 Forestal Celco S.A. opposed dilatory exception of relative incompetence. Dated October 10, 2012, the other defendant also objected dilatory exception of lack of jurisdiction. Both exceptions are pending resolution by the Court. On August 1, 2013, the Court decided to dismiss the motions to correct the proceedings on formal grounds submitted by both defendants - additionally sentencing them to pay court costs - a ruling that was appealed by Forestal Celco S.A. In parallel, on August 7, 2013, Forestal Celco S.A. filed a motion to declare the proceedings abandoned, a request that was rejected by the Court on August 8, 2013, by way of a resolution that was appealed by Forestal Celco S.A. The Court of Appeals confirmed the dismissal of the dilatory pleas and the motion to adjudge procedural abandonment. On August 13, 2013, Forestal Celco S.A. answered the claim, requesting that it be rejected. The case is pending at first instance.

5. On January 4, 2013, Forestal Celco S.A. was served with a civil claim by Sociedad de Transportes Juan y Joel Cea Cares y Compañía Limitada which seeks to terminate the document known as “General Framework Agreement” including damages allegedly brought by Forestal Celco S.A. A conciliation hearing was held without any resolution. On January 24, 2014, the order to produce evidence was issued. Reconsideration appeal was brought against such order. Such appeal has not been decided upon.

6. On December 21, 2013, Forestal Celco S.A. was served upon an ordinary damages claim based on tort liability, brought by Mr. Eduardo Alberto Contreras Lagos on behalf of Mrs. Olga Albina Gajardo Ortéga, her spouse Mr. Jorge Leonidas Machuca Vilugrón and their sons, Johnatan David Machuca Gajardo, Walter Eduardo Machuca Gajardo and Brian Esteban Machuca Gajardo, in case docket No. C-7008-2013, before the First Civil Court of Chillán. The plaintiffs demand compensation for the physical and moral damages arising from the fall of a 20 meter tall tree, which allegedly was located on a property of the defendant, on their vehicle when they were travelling through Route 160 towards Laraquete in the Eighth Region. This event occurred on January 3, 2010. Currently, the defendant brought dilatory pleas, which were accepted by Court and therefore the plaintiffs must rectify or correct the failings in their complaint.

7. On October 26, 2012, Forestal Valdivia S.A., now Forestal Celco S.A., was notified of a restitution suit filed by Mr. Nelson Vera Moraga, Attorney representing the estate of Mrs. Julia Figueroa Oliveiro, which occurred over 60 years ago.

That application was lodged with the Civil Court of Loncoche, Docket Number 79-2012, and the lawsuit demanded the recovery and restitution of two estates, with their products and improvements, arguing that the aforementioned estate is the sole and exclusive owner of two real estate properties whose total surface amounts to 1,210 hectares and are allegedly occupied by Forestal Valdivia S.A. without legal title. On January 14, 2013, the Company filed a response requesting the rejection of this claim. The ordinary term for providing evidence has expired as of this date. Certain evidentiary proceedings requested by the parties during the ordinary term for providing evidence are still pending and they will be carried out to the extent authorized by the Court.

8. On November 17, 2003, Bosques Arauco S.A., now Forestal Celco S.A., was notified of a property restitution claim brought by Ms. Celmira Maria Curin Tromo, who requested the restitution of certain real estate property profits and damages in a Special Indigenous Lawsuit, claiming that she is the sole and exclusive owner of the 5.5 hectares of land, which are allegedly occupied by Bosques Arauco S.A. in blatant disregard of her property interest. On June 6, 2008, the first decision was issued, rejecting the claim. The decision was appealed and the Corte de Apelaciones de Temuco (High Court of Appeals of Temuco) overturned the decision on January 6, 2009, ruling in favor of the plaintiff with regard to every portion of the claim and ordering the restitution of the land, along with all profits and damages caused by Bosques Arauco S.A. to the land, the assessment of which was deferred to the ruling’s execution phase.

On October 28, 2009, the plaintiff requested the execution of the ruling with notice to the defendant, in addition to compensation for the alleged moral harm personally experienced by her. After being notified of the request, Bosques Arauco S.A., in turn, requested that this request be nullified on the grounds that the alleged harm and suffering was not part of the judicial proceedings and that therefore was not part of the final judgment. This application has not yet been resolved by the court. On July 10, 2013 Bosques Arauco S.A. appropriated the amount sued for in property damages and on July 15, 2013, the Court recorded that appropriation.

9. In 1999, Bosques Arauco S.A., now Forestal Celco S.A., was notified of a property recovery claim filed by Ms. Silvia Aurora Escalona Fernández, Mr. Nazario Israel Escalona Fernández and Mr. Carlos Alfonso Escalona Fernández, who demanded the restitution of a portion of land equal to 426.93 hectares located within a larger rural property named Cerro Alto y Las Ánimas, located in the borough of Los Álamos, with a total surface of 505.27 hectares. The claimants have reserved their right to discuss damages for deterioration and products for a later stage in the trial. The claim ultimately requested the court to declare that the claimants are the exclusive and lawful owners of the land named Cerro Alto y Las Ánimas in its entire surface, and, in lieu thereof, in the area determined by the court. The claim was filed before the Civil Court of Lebu, under Case File Number C-16,073-1999. The defendant responded to the claim noting that the facts presented in said claim were untrue, and that the claimant only had rights and actions over a lot of forty blocks, Bosques Arauco S.A. being the exclusive owner of the land known as Cuyinco Alto, with an aggregate surface of 4,800 hectares. On April 29, 2013, the Court issued its decision wholly dismissing the claim. On June 21, 2013, the claimant appealed the judgment by way of an ordinary appeal and a cassation appeal on formal grounds. As of October 11, 2013, both appeals are awaiting their hearing before the Court of Appeals of Concepción (Case Docket No. 1,229-2013). On January 8, 2014, the Court decided to return the case to the court of first instance so it proceed to complement the decision in respect of documentary challenges, thus suspending in the meantime the ruling which ordered to hear the case. The case is currently pending.

10. In 1997, Bosques Arauco S.A., now Forestal Celco S.A., was notified of a squatting claim filed by Mr. José Miguel González San Martín, who, in his capacity as co-owner and holder of rights and actions over the property known as Cuyinco, located in the borough of Los Álamos, with a surface of 1,250 hectares, argued that Bosques Arauco was unlawfully occupying the aforementioned property and requested that the latter be compelled to give up the land. Bosques Arauco S.A. answered the claim requesting its dismissal, in light of the fact that said company is the exclusive and registered owner of the Cuyinco Alto property, within which land are the areas known as Cuyinco and Cerro Alto, having acquired the land by a purchase agreement to which the very plaintiff was one of the sellers. The claim was filed before the Civil Court of Lebu. On April 29, 2913, the Civil Court issued its decision wholly dismissing the claim. The claimant appealed the judgment and it was received by the Court of Appeals of Concepción on August 16, 2013 (Case Docket No. 1,142-2013). On December 23, 2013, the Appeals Court upheld the ruling of lower Court and such judgment is firm and enforceable. Accordingly, this case has been finalized.

11. On September 4, 2013, Forestal Arauco S.A., now Forestal Celco was notified of a civil damages claim for alleged non-compliance with contractual obligations, filed by Mr. José René Campos Castillo, Ms. Guadalupe del Carmen Gallardo Rivas, Mr. Iván Patricio Campos Gallardo, Ms. Elizabeth del Carmen Campos Gallardo, Mr. Remigio Pedreros Catril, Ms. Rosa Eudolia García Díaz, Mr. Edgardo Remigios Pedreros García, Ms. Marianela Judelina Pedreros García, Mr. Jorge Antonio Petit-Laurent Pries, Ms. Ida Haydeé Sáez Arriagada, Mr. Jaime Antonio Petit-Laurent Sáez and Mr. Víctor Mauricio Petit-Lauren Sáez against Empresa de Transportes y Servicios Forestales Trayenko Ltda. and Forestal Arauco S.A. The claim sought for the defendant companies to be held jointly and severally liable or jointly liable in equal proportions, or in the proportion established by the Court, or in lieu thereof, to hold only the latter company liable for the payment of non-monetary damages suffered by the relatives identified in the claim. Based on the claim, a mechanical failure, among other reasons, resulted in the death of Mr. Víctor Campos Gallardo, Mr. Danilo Pedreros García and Mr. Emilio Joaquín Petit-Laurent Sáez (the driver and occupants of a truck that overturned) due to a traffic accident that occurred on September 10, 2009, in the Curaquilla Intersection, borough of Arauco.

The claim was filed before the Civil Court of Arauco (Case File No. C-371-2013). Forestal Arauco appeared in the trial presenting a motion to annul all proceedings, as well as, a motion to amend the proceedings as per N°6 of Article 303 of the Civil Procedures Code. The Court admitted both motions and suspended the main proceedings while the motions were addressed, opening a term for evidence for the first of said motions. Forestal Arauco filed a reconsideration appeal with respect to this ruling. Concurrently, the main defendant answered the claim directly. The resolution of the motions is still pending.

12. On October 8, 2013, Bosques Arauco S.A., now Forestal Celco S.A. was notified of a civil claim filed by Mr. Manuel Antonio Fren Casanova, requesting the court to declare the properties known as Cuyinco and Cuyinco Alto as two different properties and, therefore, to order the cancellation of the ownership registration in the name of Bosques Arauco S.A. found on N° 290 of page 266 of the Registry of Property kept by the Real Estate Registrar of Cuyinco Alto, on the grounds that, Bosques Arauco S.A. erroneously understood that its property, Cuyinco Alto of 4,600 hectares, would also encompass the land known as Cuyinco, which allegedly belongs to the claimant.

The claim was filed before the Civil Court of Lebu (Case File No. C-269-2013). On November 21, 2013, the claim was answered. The plaintiff did not submit a rejoinder. The company has submitted the respective rejoinder.

13. On December 21, 2013, Forestal Celco S.A. was served upon an ordinary damages claim based on tort liability, brought by Mr. Eduardo Alberto Contreras Lagos on behalf of Mrs. Olga Albina Gajardo Ortéga, her spouse Mr. Jorge Leonidas Machuca Vilugrón and their sons, Johnatan David Machuca Gajardo, Walter Eduardo Machuca Gajardo, and Brian Esteban Machuca Gajardo, before the First Civil Court of Arauco (Case Docket No. C-500-2013). The plaintiffs demand physical and moral damages arising from the fall of a 20 meters height tree, which allegedly was placed in a property of the defendant, over their vehicle, when they were travelling through Route 160 towards Larquete in the Eighth Region, which event took place on January 3, 2010. Currently, the defendant brought dilatory pleas, which have not been decided upon yet.

Forestal Cholguán S.A.

1. On December 12, 2010, the company Sociedad Forestal Cholguán S.A. was notified of a boundaries and site fencing claim, submitted by Banfactor Servicios Financieros Limitada’s Receiver before the 30th Civil Court of Santiago, file number 12,825-2010, labelled “Banfactor Servicios Financieros Limitada and Forestal Cholguán S.A.”, which seeks to set the boundaries and site fencing between the neighboring property owned by Forestal Cholguán S.A., named Hacienda Canteras, and an estate named “Fundo Roma”. An expert determined that there is not any adjoining land called “Fundo Roma”, finding Hacienda Canteras perimeter closed and defined for many years. Within the context of these same proceedings, on December, 2010, the Court issued a cautionary injunctive measure prohibiting the execution of acts or agreements regarding the lumber and forest products located within “Fundo Roma”. On April 3, 2012, the court issued a decision rejecting the claim. The ruling was appealed by the plaintiff and the interested party, Banco del Desarrollo.

On April 13, 2012 Forestal Cholguán S.A. filed a request to lift the preliminary injunction; however such request was rejected by the Court. Accordingly, the Company filed a second appeal. A hearing was held for both plaintiffs’ appeals. On October 10, 2013, the Court of Appeals upheld the court of first instance’s decision that had rejected the claim. Currently the judgment is enforceable and the preliminary injunction has been lifted. Finished judgment.

Aserraderos Arauco S.A.

On January 30, 2014, Aserraderos Arauco S.A. was served with a damages claim based on alleged tort liability on grounds of shared or combined negligence, lodged by Messrs. Marilyn Jane Medina Fuentes, Griselott Yazmin Villegas Medina, José Manuel Villegas Medina and Yerman Leandro Villegas Medina, surviving spouse and sons, respectively, of the late subcontracted worker Mr. Roberto Villegas Medina, employe of the subcontractor Company Recursos Humanos Sergall Ltda., who passed away on his way to the hospital of Curanilahue as a consequence of an accident that had occurred at the Station located at the Horcones complex (borough of Arauco) in the early morning on February 27, 2010, day of the earthquake that struck the central-southern area of Chile. The lawsuit was brought against Productora de Maderas Paranal Ltda. and Aserraderos Arauco S.A., and seeks the compensation of physical or pecuniary damages (loss of profits), as well as of moral (non-punitive) damages. As a result, in the event that the lawsuit is dismissed, the same is brought against the Asociación Chilena de Seguridad (ACHS).

Inversiones Arauco Internacional Ltda.

1. On May 5, 2011, the Chilean Internal Revenue Service (”Chilean IRS”) issued liquidations N° 7 and 8 to Inversiones Arauco Internacional Ltda., objecting the reasonableness and necessity that a compensation payment made by the Company under the framework of partnership and participation in Forestal Cono Sur S.A. of Uruguay, is regarded as a deductible expense.

On May 4, 2012, the Company presented a claim to the Tax Court against liquidations No. 7 and 8. Currently, the Complaint was forwarded to the Inspector for that report. The auditor issued a report. The Company submitted observations to the report of the Inspector. The case is pending.

At the end of each reporting period there are no other contingencies that might significantly affect the Company’s financial, position or results of operations.

Provisions recorded as of December 31, 2013 and 2012 are as follow:

Classes of Provisions	12-31-2013 ThU.S.$	12-31-2012 ThU.S.$
Provisions, Current	9,696	9,176
Provisions for litigations	9,696	9,176
Provisions, non-Current	24,167	13,285
Provisions for litigations	8,710	4,671
Other provisions	15,457	8,614

Total Provisions	33,863	22,460

	12-31-2013
Movements in Provisions	Litigations ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	13,847	8,614	22,460
Changes in provisions
Increase in existing provisions	12,903	8,575	21,478
Used provisions	(5,183)	—	(5,183)
Increase (decrease) in foreign currency exchange	(3,009)	(1,732)	(4,741)
Other Increases (Decreases)	(152)	—	(152)
Total Changes	4,560	6,843	11,403
Closing balance	18,406	15,457	33,863

	12-31-2012
Movements in Provisions	Litigations ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	15,400	3,188	18,588
Changes in provisions
Increase in existing provisions	2,662	(199)	2,463
Used provisions	(1,148)	—	(1,148)
Increase (decrease) in foreign currency exchange	(1,539)	—	(1,539)
Other Increases (Decreases)	(1,528)	5,624	4,096
Total Changes	(1,554)	5,426	3,872
Closing balance	13,847	8,614	22,460

Provisions for litigations are for labor and tax claims whose payment period is uncertain. Other provisions include the liability recognition for investments with net asset deficiency at the end of the reporting period.

NOTE 19.	INTANGIBLE ASSETS

	12-31-2013	12-31-2012
Classes of Intangible Assets, Net	ThU.S.$	ThU.S.$
Intangible assets, net	99,651	105,234
Computer software	17,004	14,467
Water rigths	5,422	5,114
Customer	70,054	77,454
Other identifiable intangible assets	7,171	8,199
Classes of intangible Assets, Gross	135,790	131,100
Computer software	43,197	38,774
Water rigths	5,422	5,114
Customer	78,800	78,800
Other identifiable intangible assets	8,371	8,412
Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(36,139)	(25,866)
Accumulated amortization and impairment, intangible assets	(36,139)	(25,866)
Computer software	(26,193)	(24,307)
Customer	(8,746)	(1,346)
Other identifiable intangible assets	(1,200)	(213)

Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	12-31-2013
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rigths ThU.S.$	Customer ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	14,467	5,114	77,454	8,199	105,234
Changes
Additions	5,870	19	—	—	5,889
Disposals	(335)	—	—	(4)	(339)
Amortization	(3,917)	—	(5,158)	(761)	(9,836)
Increase (decrease) in foreign currency conversion	912	—	(2,242)	(259)	(1,589)
Others Increases (Decreases)	7	289	—	(4)	292
Changes Total	2,537	308	(7,400)	(1,028)	(5,583)
Closing Balance	17,004	5,422	70,054	7,171	99,651

	12-31-2012
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rigths ThU.S.$	Customer ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	9,772	5,811	—	2,581	18,164
Changes
Additions	8,180	—	—	307	8,487
Additions Business combination	—	—	78,800	5,500	84,300
Disposals	(347)	(773)	—	—	(1,120)
Amortization	(3,016)	—	(1,346)	(213)	(4,575)
Increase (decrease) in foreign currency conversion	(123)	—	—	(17)	(140)
Others Increases (Decreases)	1	76	—	41	118
Changes Total	4,695	(697)	77,454	5,618	87,070
Closing Balance	14,467	5,114	77,454	8,199	105,234

		Minimun life	Maximum life
Computer Software	Years	3	16
Customer	Years	15	15
Trademark	Years	7	7

The amortization of customer base and computer software is presented in the Consolidated Statements of Income line item Administrative Expenses.

NOTE 20.	BIOLOGICAL ASSETS

Biological assets comprise of forestry plantations, mainly radiata and taeda pine, and to a lower extent of eucalyptus. The plantations are located in Chile, Argentina, Brazil and Uruguay, with a total surface of 1.6 million hectares, out of which 1.02 million hectares are used for forestry planting, 389 thousand hectares are native forest, 178 thousand hectares are used for other purposes and 53 thousand hectares not yet planted.

As of December 31, 2013, the production volume of logs totaled 20 million cubic meters (18.7 million cubic meters as of December 31, 2012).

Measurements of fair value of Arauco’s biological assets are classified as Level 3, due to the fact that inputs are not observable. However, this information reflects the assumptions that market participants would use in pricing the asset, including assumptions about risk.

These unobservable inputs were developed using the best information available and includes own information of Arauco. These unobservable inputs can be adjusted if the available information indicates that other market participants would use different information or there is something specific in Arauco that is not available to other market participants (e.g., a specific synergy of the entity).

The main considerations in determining the fair value of biological assets include the following:

•	Arauco uses the discounted expected future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

•	Current forestry plantations are projected based on a not decrease total volume, with a minimum growth equivalent to the current supply demand.

•	Future plantations are not considered.

•

The harvest of forestry plantations supplies raw materials for all other products that Arauco produces and sells. By directly controlling the development of forests that will be processed, Arauco ensures high quality timber for each of its products.

•

Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s owned industrial centers and sales to third parties at market prices. Sales margin is also considered in the valuation of the different products that are harvested in the forest. Any changes in the fair value of the plantations are recognized in profit or loss in the line item Other income within the consolidated statement of income. Changes in fair value of biological assets were ThUS$267,763 during 2013 (ThUS$243,295 during 2012). As a result of measuring biological assets at its fair value a higher cost of sales of ThUS$221,874 and ThUS$238,912 in 2013 and 2012 respectively, resulting from the difference between the cost of wood at fair value versus actual cost incurred.

•	Forestry plantations are harvested according to the needs of Arauco’s production plants.

•	The discount rates used are 8% in Chile, Brazil and Uruguay, and 12% in Argentina.

•	It is expected that prices of harvested timber are constant in real terms based on market prices.

•	Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

•	The average crop age by species and country is:

	Chile	Argentina	Brazil	Uruguay
Pine	24	15	15	—
Eucalyptus	12	10	7	10

The following table sets forth changes in fair value of biological assets considering variations in significant assumptions considered in calculating the fair value of the assets:

		ThU.S.$
Discount rate	0.5	(127,160)
	-0.5	134,152
Margins (%)	10	422,707
	-10	(422,707)

Differences in valuation of biological assets, in the discount rate and in the margins are recognized in the consolidated statement of income under line items “other income” and “other expenses”, as appropriate.

Forestry plantations classified as current Biological assets are those to be harvested and sold within twelve months after the reporting period.

The Company has contracted fire insurance policies for its forestry plantations, which in conjunction with Company resources and efficient protection measures for these forestry assets allow financial and operational risks to be minimized.

Uruguay

Arauco owns biological assets in Uruguay through a joint venture in association with Stora Enso, which are recognized in the consolidated financial statements under the equity method of accounting. Accordingly, in accordance with IFRS11, Arauco recognizes the assets, liabilities, income and expenses relating to their ownership percentage (see Note 16).

Detail of Biological Assets Pledged as Security

As of December 31, 2013, there are no forestry plantations pledged as security (ThU.S.$2,394 were pledged as of December 31, 2012).

Detail of Biological Assets with Restricted Ownership

As of the date of these consolidated financial statements, there are no biological assets with restricted ownership.

No significant government grants have been received.

As of the date of these Financial Statements, the Current and Non-current biological assets are as follows:

	12-31-2013	12-31-2012
	ThU.S.$	ThU.S.$
Current	256,957	262,498
Non-current	3,635,246	3,610,572
Total	3,892,203	3,873,070

Reconciliation of carrying amount of biological assets

Movement	12-31-2013 ThU.S.$
Opening Balance	3,873,070
Changes in Biological Assets
Additions	161,459
Decreases due to Sales	(10,688)
Decreases due to Harvest	(342,227)
Gain (losses) arising from changes in fair value less costs to sale	269,671
Increases (decreases) in Foreign Currency Translation	(49,405)
Loss of forest due to fires	(7,904)
Other Increases (decreases)	(1,773)

Total Changes	19,133

Closing Balance	3,892,203

Movement	12-31-2012 ThU.S.$
Opening Balance	3,878,134
Changes in Biological Assets
Additions	148,028
Decreases due to Sales	(5,548)
Decreases due to Harvest	(333,533)
Transfers to Non Current Assets or Disposal Groups Classified As Held for Sale	(17,180)
Gain (Loss) of Changes in Fair Value, less estimated Costs at Point of Sale Held For Sale	243,295
Increases (decreases) in Foreign Currency Translation	(34,553)
Loss of forest due to fires	(5,791)
Other Increases (decreases)	218

Total Changes	(5,064)

Closing Balance	3,873,070

As of the date of these consolidated financial statements, there are no disbursements related to the acquisition of biological assets.

NOTE 21.	ENVIRONMENTAL MATTERS

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

Detail information of disbursements related to the environment

At December 31, 2013 and 2012, Arauco has made and / or has committed the following disbursements by major environmental projects:

	12/31/2013	Disbursements undertaken 2013				Committed Disbursements
Company	Name of project	State of project	Amount ThU.S.$	Asset Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Arauco Do Brasil S.A.	Environmental improvement studies	In process	243	Assets	Property, plant and equipment	925	2014
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	6,524	Assets	Property, plant and equipment	7,620	2014
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	2,293	Assets	Property, plant and equipment	2,024	2014
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,945	Assets	Property, plant and equipment	33	2014
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	21,838	Expense	Operating cost	0	0
Alto Parana S.A.	Construction emisario	In process	8	Assets	Property, plant and equipment	758	2014
Alto Parana S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	213	Assets	Property, plant and equipment	1,723	2014
Alto Parana S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	2,326	Assets	Property, plant and equipment	0	0
Paneles Arauco S.A.	Environmental improvement studies	In process	69	Assets	Property, plant and equipment	0	0
Paneles Arauco S.A.	Environmental improvement studies	In process	218	Expense	Administration expenses	153	2014
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,480	Expense	Operating cost	108	2014
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	317	Expense	Administration expenses	15	2014
Forestal Celco S.A.	Environmental improvement studies	In process	855	Expense	Administration expenses	793	2014
Aserraderos Arauco S.A	Environmental improvement studies	In process	196	Assets	Property, plant and equipment	5,330	2014
Celulosa y energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	925	Assets	Property, plant and equipment	1,200	2014
Forestal los Lagos S.A	Environmental improvement studies	In process	217	Expense	Operating cost	209	2014

		TOTAL	39,667			20,891

	12/31/2012	Disbursements undertaken 2012				Committed Disbursements
Company	Name of project	State of project	Amount ThU.S.$	Asset Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Arauco Do Brasil S.A.	Environmental improvement studies	In process	393	Assets	Property, plant and equipment	4,888	2013
Arauco Do Brasil S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	0	Assets	Property, plant and equipment	354	2013
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	2,109	Assets	Property, plant and equipment	4,971	2013
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	1,400	Assets	Property, plant and equipment	1,264	2013
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	3,339	Assets	Property, plant and equipment	1,798	2013
Celulosa Arauco Y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	2,402	Assets	Property, plant and equipment	0	2012
Alto Parana S.A.	Construction emisario	In process	47	Assets	Property, plant and equipment	766	2013
Alto Parana S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	792	Assets	Property, plant and equipment	1,936	2013
Alto Parana S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	4,202	Assets	Property, plant and equipment	645	2013
Paneles Arauco S.A.	Environmental improvement studies	In process	168	Assets	Property, plant and equipment	34	2013
Paneles Arauco S.A.	Environmental improvement studies	In process	1,046	Expense	Administration expenses	329	2013
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	148	Assets	Property, plant and equipment	0	2012
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,731	Expense	Operating cost	1,835	2013
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	362	Expense	Administration expenses	390	2013
Forestal Celco S.A.	Environmental improvement studies	In process	687	Expense	Administration expenses	484	2013
Forestal Valdivia S.A.	Environmental improvement studies	In process	177	Expense	Administration expenses	100	2013

		TOTAL	19,003			19,794

NOTE 22.	NON-CURRENT ASSETS HELD FOR SALE

As a result of decreases in demand for sawn timber products due to the economic downturn in years 2008 and 2009, Arauco’s Management decided in December of 2010 to permanently close the following sawmills: La Araucana, Escuadrón, Lomas Coloradas, Coelemu and the remanufacturing plant Lomas Coloradas. Property, plant and equipment related to these facilities were classified held for sale. As of December 31, 2011, Arauco has made sales of these units and remains committed to its plan to sell these assets, although the completion of these sales have been delayed more than expected as the Company is seeking for more favorable offers.

In the consolidated statement of financial position as of December 31, 2013 and 2012, the Company has recorded an amount of ThUS$637 and ThUS$69,474, respectively, corresponding to the proportional recognition of assets (forests) held for sale in the Uruguayan companies that qualify as joint operations according to IFRS11. These assets were sold in 2013 almost entirely and this process is carried out in order to reorganize the forest-based societies, releasing of properties which are considered non-strategic or non-productive according to industrial objectives of Arauco. As a resuly, it was decided to sell the planted land with pines as well as basalt and agricultural land considered unsuitable for planting Eucalyptus.

The following table sets forth information on the main types of non-current assets held for sale:

	12-31-2013	12-31-2012
	ThU.S.$	ThU.S.$
Land	4,244	57,243
Buildings	3,934	5,739
Property, plant and equipment	2,236	2,922
Forests	—	17,180
Total	10,414	83,084

During 2013 there, has been an effect on income totaling ThUS$ 29,137 related to profit per sale of assets held for sale.

NOTE 23.	FINANCIAL INSTRUMENTS

Classification

The following table sets forth the fair value of financial assets and financial liabilities as compared with the carrying amount as of December 31, 2013 and 2012.

Financial Instruments	December 2013		December 2012
Thousands of dollars	Carrying amount	Fair Value	Carrying amount	Fair Value
Assets Current and non Current

Fair value through profit or loss (held for trading)	160,183	160,183	326,281	326,281
Forward	696	696	4,290	4,290
Mutual funds (2)	111,435	111,435	252,564	252,564
Hedging instruments	48,052	48,052	69,427	69,427
Forward foreign exchange	41	41	800	800
interest-rate swaps	1,962	1,962	1,475	1,475
Swap foreign exchange	46,049	46,049	67,152	67,152
Loans and Accounts Receivables	1,316,427	1,316,427	1,143,193	1,143,193
Cash and cash equivalents	555,777	555,777	235,934	235,934
Cash	155,538	155,538	81,228	81,228
Time deposits	391,588	391,588	154,706	154,706
Agreements	8,651	8,651	—	—
Accounts Receivables (net)	752,407	752,407	898,409	898,409
Trades and other receivables	578,946	578,946	639,534	639,534
Lease receivable	1,099	1,099	2,871	2,871
Other receivables	172,362	172,362	256,004	256,004
Accounts receivable from related parties	8,243	8,243	8,851	8,851
Other Financial Assets	3,119	3,119	2,032	2,032

Financial Liabilities, Total	5,696,343	5,975,222	5,559,891	5,727,457
Financial Liabilities at amortized cost (3)	5,672,240	5,951,119	5,543,929	5,712,969
Bonds issued denominated in U.S. dollars	2,184,294	2,309,763	2,487,236	2,712,585
Bonds issued denominated in U.F. (4)	854,297	883,237	930,607	949,141
Banck Loans in Dollars and others	1,635,053	1,759,019	1,248,401	1,179,409
Bank borrowing denominated in U.S. dollars and other currencies	259,001	259,505	234,909	229,058
Financial Leasing	89,440	89,440	56,052	56,052
Government Loans	4,408	4,408	4,910	4,910
Trades and other Payables	631,341	631,341	572,646	572,646
Accounts payable to related parties	14,406	14,406	9,168	9,168
Financial liabilities at fair value through profit or loss	24,103	24,103	15,962	14,488
Interest Rate Swaps	—	—	1,070	1,070
Hedging instruments	24,103	24,103	14,892	13,418
Swap	23,996	23,996	14,168	12,694
Forward	107	107	724	724

(1)	Assets measured at fair value through profit or loss other than mutual funds classified as cash equivalents, are presented in the line item “other financial assets” in the consolidated statement of financial position.
(2)	Although mutual funds are measured at fair value through profit or loss for purposes of the consolidated statement of financial position mutual funds are classified as “Cash and cash equivalents” due to the are highly liquid short term investment.
(3)	Financial liabilities measured at amortized cost, other than “Trade and other payables” and derivatives are presented in the consolidated statement of financial position in the line item “Other financial liabilities” as current and non-current based on their maturity.
(4)	The Unidad de Fomento (“UF”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index.

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

The fair value of non-derivative financial assets and financial liabilities that are not traded in active markets is estimated through the use of discounted cash flows that are calculated using market variables that are observable at the date of the financial statements.

The fair value of bonds issued was determined with reference to quoted market prices as they have standard terms and conditions and are traded on an active liquid market.

The fair value of bank borrowings were determined based on discounted cash flow analysis, applying the corresponding discount yield curves to the remaining term to maturity.

The following table sets forth the current portion of the non-current bank borrowings and debt issued as of December 31, 2013, and 2012.

	December 2013 ThU.S.$	December 2012 ThU.S.$
Bank borrowings - current portion	70,431	103,127
Bonds issued - current portion	152,922	395,453
Total	223,353	498,580

The following table shows the compliance with financial covenants (debt to equity ratio) required by domestic bond indentures:

	December 2013 ThU.S.$	December 2012 ThU.S.$
Financial debt, current	893,497	842,389
Financial debt, non-current	4,132,996	4,119,727
Total	5,026,493	4,962,116
Cash and cash equivalent	(667,212)	(488,498)
Net financial debt	4,359,281	4,473,618
Non-controlling interests	52,242	74,437
Equity attributable to owners of parent	6,992,298	6,891,322
Total equity	7,044,540	6,965,759

Debt to equity ratio	0.62	0.64

The following table sets forth a reconciliation between the financial liabilities and the statement of financial position as of as of December 31, 2013, and 2012:

		December 2013
Thousands of dollars	Current	Non Current	Total
Bonds obligations	152,922	2,885,669	3,038,591
Bank borrowings	713,292	1,180,762	1,894,054
Financial Leasing	26,949	62,491	89,440
Government Loans	334	4,074	4,408
Swap and Forward	107	23,996	24,103

Other Financial Liabilities	893,604	4,156,992	5,050,596

Trades and Other Payables	630,980	361.00	631,341
Related party payables	14,406	—	14,406

Accounts Payable, Total	645,386	361.00	645,747

Financial Liabilities, Total	1,538,990	4,157,353	5,696,343

		December 2012
Thousands of dollars	Current	Non Current	Total
Bonds obligations	372,800	3,045,043	3,417,843
Bank borrowings	448,760	1,034,550	1,483,310
Financial Leasing	20,489	35,563	56,052
Government Loans	339	4,571	4,910
Swap and Forward	1,794	14,168	15,962

Other Financial Liabilities	844,182	4,133,895	4,978,077

Trades and Other Payables	572,646	—	572,646
Related party payables	9,168	—	9,168

Accounts Payable, Total	581,814	—	581,814

Financial Liabilities, Total	1,425,996	4,133,895	5,559,891

Financial Assets Measured at Fair Value through Profit or Loss (Held for Trading)

Financial assets measured at fair value through profit or loss are financial assets held for trading. Financial assets classified in this category are mainly acquired for sale in the short term. Derivatives are also classified as trading unless they are designated and effective as hedging instruments. Assets in this category are classified as current assets and are recorded at fair value with changes in value recognized in profit or loss. These financial assets are held with the objective of maintaining adequate liquidity levels to meet Arauco’s obligations.

The following table details Arauco’s financial assets measured at fair value through profit or loss:

	December 2013 ThU.S.$	December 2012 ThU.S.$	Period Variation

Fair value through profit or loss (held for trading)	112,131	256,854	-56%
Forward	696	4,290	-84%
Mutual Funds	111,435	252,564	-56%

Mutual Funds:

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in Chilean Pesos or in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted by Arauco’s Investment Policy. At the date of these financial statements the Company has reduced its position in these instruments compared to December 2012 by 56%.

The following table sets forth the risk classification of mutual funds as of December 31, 2013 and 2012:

	December 2013	December 2012
	Th.U.S.$	Th.U.S.$
AAAfm	109,397	252,324
AAfm	2,039	240
Total Mutual Funds	111,436	252,564

Hedging Instruments

As of December 31, 2013, Arauco held certain derivatives designated as hedging instruments for cash flow hedge purposes. Specifically, Arauco has designated cross currency swaps as hedging instruments whose fair value was ThU.S.$46,049 for those in an asset position and ThU.S.$ 23,995 for those in a liability position, which are presented in the consolidated statements of financial position in the line items “other non-current financial assets” and “other non-current financial liabilities”, respectively. Arauco has also designated foreign exchange forwards as hedging instruments whose fair value was ThU.S.$107, which is presented in the consolidated statements of financial position in the line item “other current financial assets”. Changes in fair value during the period have been recognized in other comprehensive income and have been accumulated in equity.

Nature of Risk

Arauco is exposed to the risk of variability in cash flows from changes in foreign exchange rates, mainly due to balances of assets denominated in U.S. Dollars and liabilities denominated in UF (obligations to the public), which causes mismatches that could affect operating results.

Information on Swaps Designated as Hedging Instruments

Swaps hedging Series H Bonds

Hedged Item

In March 2009, Arauco issued Series H Bond for total of U.F. 2,000,000 at an annual interest rate of 2.25% payable semi-annually in March and September of each year. In order to mitigate the risk of variability of cash flows from changes in the exchange rate, Arauco entered into two cross-currency swaps that fully hedge the total amount of the bond issued:

Hedging instrument

Contract 1: Arauco receives semi-annual interest (in March and September of each year) based on a notional amount of 1,000,000 UF at a 2.25% annual interest rate, and pays semi-annual interest (in March and September of each year) based on a notional amount of ThUS$35,7 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 4.99%. The swap matures on March 3, 2014. The fair value of the swap was ThU.S.$8,306 as of December 31, 2013. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Contract 2: Arauco receives semi-annual interest (in March and September of each year) based on a notional amount of 1,000,000 UF at an annual interest rate of 2.25%, and pays semi-annual interest (in March and September) based on a notional amount of ThU.S.$35,280 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 4.94%. The swap matures on March 3, 2014. The fair value of the swap was ThU.S.$8,750 as of December 31, 2013. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Based on its test of effectiveness, Arauco determined that the hedging instrument is highly effective to offset the variability in cash flows of the hedged item from changes in the exchange rate.

Swaps Hedging Series F Bonds

Hedged Item

In November 2008 and March 2009, Arauco issued Series F Bonds for a total of 7,000,000 UF at an annual interest rate of 4.25% payable semi-annually. In order to mitigate the risk of variability in cash flows from changes in the exchange rate, Arauco entered into four cross-currency swap contracts that fully hedge the total amount of the bond issued and five additional contracts that will become effective on the date specified in each contract as discussed below:

Hedging instrument

Contract 1: Arauco receives semi-annual interest payments (in April and October of each year) based on a notional amount of 1,000,000 UF at an annual interest rate of 4.25%, and pays semi-annual interest (in April and October of each year) based on a notional amount of ThU.S.$38,380 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.86%. This contract matures on October 30, 2014. The fair value of this swap was ThU.S.$5,271 as of December 31, 2013. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Contract 2: Arauco receives semi-annual interest payments (in April and October of each year) based on a notional amount of 1,000,000 UF at an annual interest rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of ThU.S.$37,980 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.79%. This contract matures on April 30, 2014. The fair value of this swap was ThU.S.$6,207 as of December 31, 2013. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Contract 3: Arauco receives semi-annual interest payments (in April and October of each year) based on a notional amount of 1,000,000 UF at an annual interest rate of 4.25%, and pays semi-annual interest (in April and October of each year) based on a notional amount of ThU.S.$37,980 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.8%. This contract matures on October 30, 2014. The fair value of this swap was ThU.S.$5,718 as of December 31, 2013. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Contract 4: Arauco receives semi-annual interest payments (in April and October of each year) based on a notional amount of 1,000,000 UF at an annual interest rate of 4.25%, and pays semi-annual interest (in April and October of each year) based on a notional amount of ThU.S.$37,620 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.79%. This contract matures on October 30, 2014. The fair value of this swap was ThU.S.$6,095 as of December 31, 2013. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Contract 5: Arauco receives semi-annual interest payments (in April and October of each year) based on a notional amount of 1,000,000 UF at an annual interest rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of ThU.S.$38,420 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.62%. This contract matures on October 30, 2014. The fair value of this swap was ThU.S.$5,314 as of December 31, 2013. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Contract 6: Arauco receives semi-annual interest payments (in April and October of each year) based on a notional amount of UF 1,000,000 at an annual interest rate of 4.25%, and pays semi-annual interest (in April and October of each year) based on a notional amount of ThU.S.$43,620 (equivalent to UF 1,000,000 at the closing exchange rate of the contract) at an annual interest rate of 5.29%. This contract matures on October 30, 2021. The fair value of this swap was ThU.S.$(1,107) as of December 31, 2013. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Contract 7: Arauco receives semi-annual interest payments (In April and October of each year) based on a notional amount of UF 1,000,000 at an annual interest rate of 4.25%, and pays semi-annual interest (In April and October of each year) based on a notional amount of ThU.S.$43,620 (equivalent to UF 1,000,000 at the closing exchange rate of the contract) at an annual interest rate of 5.23%. This contract matures on October 30, 2021. The fair value of this swap is ThU.S.$(919) as of December 31, 2013. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Contract 8: On June 5, 2013, Arauco realized an additional coverage, lasting from April 30, 2014 until April 30, 2019. Arauco receives semi-annual interest payments (In April and October of each year) based on a notional amount of UF 1,000,000 at an annual interest rate of 4.25%, and pays semi-annual interest (In April and October of each year) based on a notional amount of ThU.S.$37,980 (equivalent to UF 1,000,000 at the closing exchange rate of the contract) at an annual interest rate of 4.69%. The fair value of this swap is ThU.S.$(185) as of December 31, 2013. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Contract 9: On October 22, 2013, Arauco realized an additional coverage, lasting from October 30, 2014 until April 30, 2023. Arauco receives semi-annual interest payments (In April and October of each year) based on a notional amount of UF 1,000,000 at an annual interest rate of 4.25%, and pays semi-annual interest (In April and October of each year) based on a notional amount of ThU.S.$38,430 (equivalent to UF 1,000,000 at the closing exchange rate of the contract) at an annual interest rate of 5.75%. The fair value of this swap is ThU.S.$(1,128) as of December 31, 2013. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Contract 10: On November 7, 2013, Arauco realized an additional coverage, lasting from October 30, 2014 until April 30, 2023. Arauco receives semi-annual interest payments (In April and October of each year) based on a notional amount of UF 1,000,000 at an annual interest rate of 4.25%, and pays semi-annual interest (In April and October of each year) based on a notional amount of ThU.S.$38,380 (equivalent to UF 1,000,000 at the closing exchange rate of the contract) at an annual interest rate of 5.61%. The fair value of this swap is ThU.S.$(745) as of December 31, 2013. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Contract 11: On November 14, 2013, Arauco realized an additional coverage, lasting from October 30, 2014 until April 30, 2023. Arauco receives semi-annual interest payments (In April and October of each year) based on a notional amount of UF 1,000,000 at an annual interest rate of 4.25%, and pays semi-annual interest (In April and October of each year) based on a notional amount of ThU.S.$37,980 (equivalent to UF 1,000,000 at the closing exchange rate of the contract) at an annual interest rate of 5.59%. The fair value of this swap is ThU.S.$(626) as of December 31, 2013. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Contract 12: On November 15, 2013, Arauco realized an additional coverage, lasting from October 30, 2014 until April 30, 2023. Arauco receives semi-annual interest payments (In April and October of each year) based on a notional amount of UF 1,000,000 at an annual interest rate of 4.25%, and pays semi-annual interest (In April and October of each year) based on a notional amount of ThU.S.$37,620 (equivalent to UF 1,000,000 at the closing exchange rate of the contract) at an annual interest rate of 5.54%. The fair value of this swap is ThU.S.$(436) as of December 31, 2013. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Based on its test of effectiveness, Arauco determined that the hedging instrument is highly effective to offset the variability in cash flows of the hedged item from changes in the exchange rate.

Swaps Hedging Series J Bonds

Hedged Item

In September 2010, Arauco issued Series J Bonds for a total of 5,000,000 UF at an annual interest rate of 3.25% payable semi-annually. In order to mitigate the risk of variability in cash flows from changes in the exchange rate, Arauco entered into five cross-currency swap contracts that fully cover the total amount of the bond issued:

Hedging instrument

Contract 1: Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual interest rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of ThU.S.$42,860 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.20%. This contract matures on September 1, 2020. The fair value of this swap is ThU.S.$(3,130) as of December 31, 2013. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Contract 2: Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual interest rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of ThU.S.$42,860 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.20%. This contract matures on September 1, 2020. The fair value of this swap is ThU.S.$(3,130) as of December 31, 2013. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Contract 3: Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual interest rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of ThU.S.$42,860 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.25%. This contract matures on September 1, 2020. The fair value of this swap is ThU.S.$(3,261) as of December 31, 2013. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Contract 4: Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual interest rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of ThU.S.$42,870 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.17%. This contract matures on September 1, 2020. The fair value of this swap is ThU.S.$(3,054) as of December 31, 2013. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Contract 5: Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual interest rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of ThU.S.$42,860 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.09%. This contract matures on September 1, 2020. The fair value of this swap is ThU.S.$(2,815) as of December 31, 2013. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Based on its test of effectiveness, Arauco determined that the hedging instrument is highly effective to offset the variability in cash flows of the hedged item from changes in the exchange rate.

Swaps Hedging Series E Bonds

Hedged Item

In November 2008 Arauco issued Series E Bonds for a total of UF 1,000,000, at an annual interest rate 4.00%, payable semi-annually. In order to mitigate the risk of variability in cash flows from changes in the exchange rate, Arauco entered into a cross-currency swap, which fully covered the amount of the bonds issued:

Hedging instrument

Contract 1: Arauco receives semi-annual interests (In April and October) based on a notional amount of UF 1,000,000 at an annual interest rate of 4.00% annually, and pays semi-annual interests (in April and October) based on a notional amount of ThU.S.$43,280 (equivalent to UF 1,000,000 at the closing exchange rate of the contract) at an annual interest rate of 3.36%. This contract matures on October 30, 2014. The fair value of this swap is ThU.S.$386 as of December 31, 2013. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Based on its test of effectiveness, Arauco determined that the hedging instrument is highly effective to offset the variability in cash flows of the hedged item from changes in the exchange rate.

Swaps Hedging Series P Bonds

Hedged Item

In April 2012, Arauco issued Series P Bonds for a total of 5,000,000 UF at an annual interest rate of 3.96% payable semi-annually. In order to mitigate the risk of variability in cash flows from changes in the exchange rate, Arauco entered into two cross-currency swaps that partially cover amount of the bonds issued:

Hedging instrument

Contract 1: Arauco receives semi-annual interest payments (in May and November) based on a notional amount of 1,000,000 UF at an annual interest rate of 3.96%, and pays semi-annual interest (in May and November) based on a notional amount of ThU.S.$46,470 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 4.39%. This contract matures on November 15, 2021. The fair value of this swap is ThU.S.$(2,085) as of December 31, 2013. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Contract 2: Arauco receives semi-annual interest (in May and November) based on a notional amount of UF 1,000,000 at an annual interest rate of 3.96%, and pay semiannual interest (in May and November) based on a notional amount of ThU.S.$47,160 (equivalent to UF 1,000,000 at the year-end exchange rate) at an annual interest rate of 3.97%. This contract matures on November 15, 2021. The fair value is ThU.S.$(1,374) as of December 31, 2013. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

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

The table below sets forth summarized information of the fair value of the hedging instruments for exchange rate as of December 31, 2013:

Company	Coverage Type	Risk	Classification	Type	Instrument	Fair value ThU.S.$	Type
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Assets	Bonds issued in UF	Swap BARAU - E	386	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Assets	Bonds issued in UF	Swap BARAU - F	5,271	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Assets	Bonds issued in UF	Swap BARAU - F	5,718	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Assets	Bonds issued in UF	Swap BARAU - F	6,096	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Assets	Bonds issued in UF	Swap BARAU - F	6,207	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Assets	Bonds issued in UF	Swap BARAU - F	5,314	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - F	(1,107)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - F	-919	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Assets	Bonds issued in UF	Swap BARAU - H	8,750	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Assets	Bonds issued in UF	Swap BARAU - H	8,306	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - J	(3,130)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - J	(3,130)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - J	(3,261)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - J	(3,054)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - J	(2,815)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU -P	(2,085)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU -P	(1,374)	Cross Currency swap

Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU -F (*)	(185)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU -F (*)	(1,128)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU -F (*)	(745)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU -F (*)	(626)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU -F (*)	(436)	Cross Currency swap
Arauco Colombia S.A.	Cash flow	Exchange rate	Financial Liabilities	Forward	Forward Colombian Peso	(16)	Forward
Arauco Colombia S.A.	Cash flow	Exchange rate	Financial Liabilities	Forward	Forward Colombian Peso	(67)	Forward
Arauco Colombia S.A.	Cash flow	Exchange rate	Financial Liabilities	Forward	Forward Colombian Peso	(24)	Forward

(*)	These swaps are “forward starting swap”, whose start dates are during 2014 (check date in the description of each contract)

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. In the consolidated statements of financial position they are included in line items “Cash and cash equivalents” (certain components of cash and cash equivalents), “Trade and Other Current/Non-Current Receivables” and ”Accounts receivable from related parties”.

Loans and receivables are measured at amortized cost using the effective interest rate method and are tested for impairment. Financial assets that are classified as loans and receivables are: cash and cash-equivalents, time deposits, repurchase agreements, trade and other current/non-current receivables, and account receivables from related parties.

	December 2013 ThU.S.$	December 2012 ThU.S.$
Loans and Receivables	1,316,427	1,143,193
Cash and cash equivalents	555,777	235,934
Cash	155,538	81,228
Time Deposits	391,588	154,706
Agreements	8,651	—
Trade and other receivables	760,650	907,260
Trades and Other receivables	580,045	642,405
Other receivables	172,362	256,004
Accounts receivable from related parties	8,243	8,851

Cash and Cash Equivalents: Includes cash on hand, bank checking accounts balances and time deposits. They are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

The following table sets forth the cash and cash equivalents balances classified by currency as of December 31, 2013 and 2012.

	12-31-2013 ThU.S.$	12-31-2012 ThU.S.$
Cash and Cash Equivalents	667,212	488,498
US Dollar	534,575	397,346
Euro	4,681	1,867
Other currencies	86,073	66,856
Chilean pesos	41,883	22,429

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

Accounts receivable from related parties: Represent enforceable rights for Arauco generated in the ordinary course of business, in which Arauco owns a non-controlling interest in the ownership of the counterparty.

The following table sets forth trade and other current/non-current receivables classified by currencies as of December 31, 2013 and 2012:

	12-31-2013 ThU.S.$	12-31-2012 ThU.S.$
Trades and other current receivables	711,678	835,932
US Dollar	446,386	520,803
Euros	33,072	26,711
Other currencies	113,399	123,919
Chilean pesos	117,827	163,084
U.F.	994	1,415

Accounts receivable from related parties, current	8,243	8,851
US Dollar	135	743
Other currencies	3,654	1,268
Chilean pesos	4,454	6,840

Trade and other non-current receivables	40,729	62,477
US Dollar	35,743	55,804
Chilean pesos	3,226	3,374
U.F.	1,760	3,299

The following table summarizes Arauco’s categories of financial assets at the end of each reporting period:

	December 2013 ThU.S.$	December 2012 ThU.S.$
Financial Assets	1,475,914	1,465,184
Fair value through profit or loss	159,487	321,991
Mutual Funds	111,435	252,564
Hedging Assets	48,052	69,427
Loans and receivables	1,316,427	1,143,193

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

		December 2013	December 2012	December 2013	December 2012
	Currency	Amortized Cost ThU.S.$		Fair Value ThU.S.$
Total Financial Liabilities		5,672,240	5,543,930	5,951,119	5,712,969
Bonds Issued	U.S. Dollar	2,184,294	2,487,236	2,309,763	2,712,585
Bonds Issued	U.F.	854,297	930,607	883,237	949,141
Bank borrowings	U.S. Dollar	1,784,339	1,397,065	1,759,019	1,179,409
Bank borrowings	Other currencies	109,715	86,246	259,505	229,058
Government Loans	U.S. Dollar	4,408	4,910	4,408	4,910
Financial Leasing	U.F.	85,019	54,636	85,019	54,636
Financial Leasing	Chilean pesos	4,354	1,222	4,354	1,222
Financial Leasing	U.S. Dollar	67	194	67	194
Trades and Other Payables	U.S. Dollar	229,621	117,458	229,621	117,458
Trades and Other Payables	Euro	7,434	9,114	7,434	9,114
Trades and Other Payables	Other currencies	63,500	152,322	63,500	152,322
Trades and Other Payables	Chilean pesos	328,370	291,190	328,370	291,190
Trades and Other Payables	U.F.	2,416	2,562	2,416	2,562
Related party payables	U.S. Dollar	2,893	1,474	2,893	1,474
Related party payables	Chilean pesos	11,513	7,694	11,513	7,694

The financial liabilities at amortized cost presented in the consolidated statements of financial positions as of December 31, 2013 and 2012 are as follows:

	December 2013
	Current ThU.S.$	Non Current ThU.S.$	Total
Other financial liabilities	893,497	4,132,996	5,026,493
Trade and other payables	630,980	361	631,341
Related party payables	14,406	—	14,406
Total Financial Liabilities Measured at Amortized Cost	1,538,883	4,133,357	5,672,240

	December 2012
	Current ThU.S.$	Non Current ThU.S.$	Total
Other financial liabilities	842,389	4,119,727	4,962,116
Trade and other payables	572,645	—	572,645
Related party payables	9,168	—	9,168
Total Financial Liabilities Measured at Amortized Cost	1,424,202	4,119,727	5,543,929

Financial Liabilities Measured at Fair Value

As of the date of the consolidated financial statements, Arauco held a cross currency swap and a foreign currency forward for Uruguayan pesos as a financial liabilities measured at fair value through profit or loss with forwards and Uruguayan pesos. Registration of financial liabilities at fair value with changes in result had a net decrease of 87%.

	Fair value		Period Variation
	December 2013 ThU.S.$	December 2012 ThU.S.$
Financial liablities measured at fair value through profit or loss	696	5,360	-87%
Swap	—	1,070	-100%
Forward	696	4,290	-84%

The table below sets forth Arauco’s categories of financial liabilities at the end of each reporting period:

Financial Liabilities	December 2013 ThU.S.$	December 2012 ThU.S.$
Total Financial Liabilities	5,696,343	5,558,418
Financial liabilities at fair value trhough profit or loss (held for trading)	—	1,070
Hedging Liabilities	24,103	13,418
Financial Liabilities Measured at Amortized Cost	5,672,240	5,543,930

Cash Flow Hedges Amounts Recognized in Other Comprehensive Income

The following table sets forth the reconciliation of cash flow hedges presented in Other Comprehensive Income:

	2013 ThU.S.$	2012 ThU.S.$
Opening balance	(46,016)	(27,651)
Fair value gains (losses) arising during the year	(21,378)	49,564
Exchange differences of bonds hedged	49,576	(72,226)
Finance costs	7,591	5,942
Settlements during the period	(5,880)	(6,468)
Deffered taxes	(5,400)	4,823
Closing balance	(21,507)	(46,016)

Effect in Profit or Loss

The following table sets forth the net gains/losses and impairment losses recognized in the statement of income on financial instruments:

		Net Gain (loss)		Impairment
		12-31-2013	12-31-2012	12-31-2013	12-31-2012
Assets	Financial Instrument	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Financial assets measure at fair value througth profit or loss	Swap	3,035	3,903
	Forward	993	(10,401)
	Mutual Funds	1,718	410
	Total	5,746	(6,088)	—	—

Loans and Receivables	Fix terms deposits	8,819	10,919
	Repurchased agreements	1,383	770
	Trades and Other receivables	—	—	2,138	6,839
	Total	10,202	11,689	2,138	6,839

Hedges Instruments	Cash flow swap	(5,880)	(5,942)
	Total	(5,880)	(5,942)

Liabilities
At amortized cost	Bank loans	(29,259)	(16,789)
	Bond issued obligations	(170,268)	(160,948)
	Total	(199,527)	(177,737)	—	—

Fair Value Hierarchy of Financial Assets and Liabilities

The assets and liabilities measured at fair value in the consolidated statements of financial position as of December 31, 2013 and 2012, have been measured based on the valuation methodologies provided in IAS 39. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

•	Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities.

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

	Fair Value December	Fair value hierarchy levels
Thousands of dollars	2013	Level 1	Level 2	Level 3
Financial assets measured at fair value
Hedging instruments	48,011	—	48,011	—
Foreign exchange forwards	738	—	738	—
Mutual Funds	111,435	111,435	—	—
Financial liabilities measured at fair value
Hedging instruments	23,996	—	23,996	—
Foreign exchange forwards	107	—	107	—

To value Level 2 instruments, primarily related to foreign currency swaps, the present value of the future cash flows calculated, in this case being the future cash of UF and U.S. Dollars. To discount the future cash flows, the zero coupon discount rate for UF and U.S. is utilized. In each case, price quotes from Bloomberg are used.

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

Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings and bonds issued).

Quantitative Information on Capital Management

The following table sets forth the financial covenants that the Company has to comply with as part of the terms of certain of its obligations:

Financial obligation	12-31-2013 (ThU.S.$)	12-31-2012 (ThU.S.$)	Coverage Ratio equal to or greater than 2.0		Debt to equity ratio(1) equal to or less than 1.2		Debt to total assets ratio(2) equal to or less than 0.75
Domestic Bonds	854,297	930,607		N/R	Ö			N/R
Forestal Río Grande S.A. Loan	—	34,725	Ö	(3)		N/R	Ö	(3)
Bilateral BBVA Bank Loan	75,186	168,379	Ö		Ö			N/R
Bilateral Scotiabank Loan	199,398	198,650	Ö		Ö			N/R
Other Loans	1,176,869	932,893		No covenants are required
Foreign Bonds	2,184,294	2,487,236		No covenants are required
Commited Line	—	—		Ö			Ö
Flakeboard credit with Arauco warranty	149,286	153,574		Ö			Ö
Syndicated loan	297,723	—		Ö			Ö

N/R: Not required for the financial obligation

(1)	Debt to equity ratio (financial debt divided by equity plus non-controlling interests)
(2)	Debt to total assets ratio (financial debt divided by total assets)
(3)	Financial covenants required by the loan of Forestal Río Grande S.A. apply only to financial statements of that company

As of December 31, 2013 and 2012, Arauco has complied with all of its financial covenants.

The following table sets forth the credit ratings of our debt instruments as of December 31, 2013, are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s		Feller Rate
Local bonds	—	AA -	—		AA -
Foreign bonds	BBB -	BBB	Baa3	*	—

*	Negative perspective

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

The capitalization of Arauco as of December 31, 2013 and 2012 is as follows:

Thousands of dollars	12-31-2013	12-31-2012
Equity	7,044,540	6,965,759
Bank borrowings	1,898,462	1,488,220
Financial leasing	89,440	56,052
Bonds issued	3,038,591	3,417,843

Capital	12,071,033	11,927,874

The nature of external capital requirements is determined by the obligation to maintain certain financial ratios that ensure payment compliance with bank borrowings or bonds issued, which provide guidelines on the capital ranges required for compliance with these requirements. Arauco has fulfilled all its external requirements.

Risk Management

Arauco’s financial instruments are exposed to various financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks). Arauco’s overall risk management program focuses on uncertainty in financial markets and aims to minimize potential adverse effects on Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Finance Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units.

Credit Risk

Description

Credit risk refers to financial uncertainty at different periods of time relating to the fulfillment of obligations with counterparties, at the time of exercising the contract rights to receive cash or other financial assets on behalf of Arauco.

Explanation of Credit Risk Exposure and How This Risk Arises

Arauco’s exposure to credit risk is directly related to each of its customer’s individual abilities to fulfill their contractual commitments, reflected in trade receivables. Furthermore, credit risk also arises for time deposits, repurchase agreements and mutual funds.

As a policy for its trade receivables, Arauco entered into insurance policies for open account sales. The insurance policies are used to cover export sales from Arauco, Aserraderos Arauco S.A., Paneles Arauco S.A., Forestal Arauco S.A., and Alto Paraná S.A. as well as domestic sales of Arauco Distribución S.A., Arauco México S.A. de C.V., Arauco Wood Inc., Arauco Colombia S.A., Arauco Perú S.A., Arauco Panels USA LLC, Flakeboard Co Ltd., Flakeboard America Ltd. and Alto Paraná S.A. (and subsidiaries). Arauco contracts its insurance policies with Continental Credit Insurance Company (rated AA- by credit agencies as Humphreys and Fitch Ratings on April 4, 2012). Until November 30, 2012, Arauco do Brasil (and subsidiaries) insured its domestic credit sales with Euler Hermes Insurance Company. Beginning on December 1, 2012, all insurance policies for credit sales in the Arauco Group were insured with the Continental Credit Insurance Company. The insurance policies cover 90% of the amount invoiced with no deductible.

In order to secure a credit line or an advanced payment to a supplier approved by the Credit Committee, Arauco gives several types of guarantees, such as mortgages, pledges, standby letters of credit, certificates of deposit, checks, promissory notes, mutual loans or any other guarantee that may be requested pursuant to each country’s legislation. The procedure to issue a guarantee is established in the Arauco’s Guarantee Policy, which has the purpose of controlling the accounting, maturity and valuation of such guarantees.

As of December, 2013, the total amount of guarantees given was ThU.S.$121,000, which is summarized in the following table.

Guarantees Arauco Group
Guarantees Debtors	90,944,539	75%
-Certificate of deposit	6,010,685	7%
-Standby letters of credit	24,372,000	27%
-Promissory notes	39,910,229	44%
-Finance	10,952,182	12%
-Mortgage	7,179,443	8%
-Pledge	2,519,999	3%
Guarantees Creditors	29,557,164	25%
-Certificate of deposit	25,908,307	87%
-Standby letters of credit	309,335	1%
-Promissory notes	3,339,522	11%
Total Guarantees	120,501,703	100%

At the end of each reporting period, the Company’s maximum credit risk exposure is limited to the carrying amount of the recognized trade receivables less the amounts receivable insured by credit insurance companies and the guarantees received by Arauco.

As of December 31, 2013, Arauco’s consolidated revenues from sales were ThU.S.$5,145,500 of which 70.18% correspond to credit sales, 22.39% to sales with letters of credit, and 7.43% to other classes of sales.

As of December 31, 2013, of the trade receivables balance of ThU.S.$586,506 that had agreed term of sales, 73.75% corresponded to credit sales, 23.23% to sales with letters of credit and 3.02% to other classes of sales, distributed among 2,044 customers. The customer with the largest open account outstanding did not exceed 2.29% of total.

Arauco has not entered into any refinancing or renegotiations with its customers which involve amendments to the invoice due, and if necessary, any renegotiation of debt with a customer will be analyzed on a case by case basis and approved by the Corporate Finance Department.

The receivables covered by credit insurance and collateral were 98.81%. Therefore, Arauco’s credit risk exposure of its portfolio is 1.19%.

Secured Open Account Receivables	ThU.S.$	%
Total open account receivables	433,153	100.00%
Secured receivables(*)	427,998	98.81%
Unsecured receivables	5,155	1.19%

(*)	Secured receivables are defined as the amount of trade receivables that are covered by credit insurance or collateral such as: stand-by letter of credits, mortgage or certificates of deposit, among others.

Accounts exposed to this type of risk are: trade receivable, financial lease debtors and other debtors.

Arauco does not have a securitized portfolio.

	December 2013 Th.U.S.$	December 2012 Th.U.S.$
Current Receivables

Trades receivables	577,868	633,237
Financial lease receivables	969	1,527
Other Debtors	132,841	201,168
Net subtotal	711,678	835,932

Trades receivables	586,506	646,208
Financial lease receivables	969	1,563
Other Debtors	140,042	206,204
Gross subtotal	727,517	853,975

Provision for doubtful trade receivables	8,638	12,971
Provision for doubtful lease receivables	—	36
Provision for doubtful other debtors	7,201	5,036
Subtotal Bad Debt	15,839	18,043

Non Current Receivables

Trades receivables	1,078	6,297
Financial lease receivables	130	1,344
Other Debtors	39,521	54,836
Net Subtotal	40,729	62,477

Trades receivables	1,078	6,297
Financial lease receivables	130	1,344
Other Debtors	39,521	54,836
Gross subtotal	40,729	62,477

Provision for doubtful trade receivables	—	—
Provision for doubtful lease receivables	—	—
Provision for doubtful other debtors	—	—
Subtotal Bad Debt	—	—

The following table sets forth the reconciliation of changes in the allowance for doubtful accounts as of December 31, 2013 and 2012:

	12-31-2013	12-31-2012
	Th.U.S.$	Th.U.S.$
Opening balance	12,971	19,796
Impairment losses recognized on receivables	101	691
Reversal of impairment losses	(4,434)	(7,516)
Closing balance	8,638	12,971
Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

The Credit and Collections Department, which reports to the Financial Department, is responsible for minimizing receivables credit risk and supervising past due accounts. It is also responsible for the approval or rejection of credit limits for all sales. The standards and procedures governing the control and risk management of credit sales are set forth, in the Company’s Credit Policy.

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

Of total trade receivables as of December 31, 2013, 87.53% are current (i.e. non-past due), 10.82% are between 1 and 30 days past due, 0.11% are between 30 and 60 days past due, 0.22% are between 60 and 90 days past due, 0.07% are between 90 and 120 days past due, 0.04% are between 150 and 180 days past due, 0.02% are between 210 and 250 days past due and 1.19% are more than 250 days past due.

December 31, 2013

Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
MUS$	513,393	63,458	630	1,278	392	0	257	0	90	7,008	586,506
%	87.53%	10.82%	0.11%	0.22%	0.07%	0.00%	0.04%	0.00%	0.02%	1.19%	100.00%

Financial deterioration in sections
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
MUS$	5	0	-9	8	1	15	-55	211	-34	-8,780	-8,638
%	0.09%	-1.56%	0.00%	0.06%	-0.18%	25.69%	0.96%	0.19%	0.55%	74.20%	100.00%

December 31, 2012

Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
MUS$	567,922	64,660	3,513	1,461	192	0	475	0	0	7,985	646,208
%	87.89%	10.01%	0.54%	0.23%	0.03%	0.00%	0.07%	0.00%	0.00%	1.23%	100.00%

Financial deterioration in sections
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
MUS$	-645	22	-17	-117	1,118	-18	-16	133	-26	-13,405	-12,971
%	4.97%	-0.17%	0.13%	0.90%	-8.62%	0.14%	0.13%	-1.02%	0.20%	103.34%	100.00%

Arauco has recognized provisions for doubtful accounts on trade receivables for a total of ThUS$8,500 over the last five years which represents 0.041% of total revenues from sales during that five-year period.

Provisions for doubtful accounts of trade receivables as a percentage of total revenues from sales
	2013	2012	2011	2010	2009	Last 5 years
Percentage of impairment losses	0.009%	0.010%	0.15%	0.01%	0.03%	0.041%

The amount recovered through possession of collateral, credit insurance reimbursements or any other credit enhancement during the year 2013 was ThU.S.$1,358, which represents 15.51% of the total provisioned assets.

Explanation of any changes to risk exposure or changes in objectives, processes and policies regarding previous years’ risk management

In March 2009, Arauco implemented a Guarantee Policy in order to control accounting, valuation and expiration dates of collaterals received.

In May 2013, Arauco updated its Corporate Credit Policy.

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

The following tables detail Arauco’s liquidity analysis for its financial liabilities as of December 31, 2013 and 2012. The tables have been drawn up based on the contractual undiscounted cash outflows and their remaining contractual maturities:

December 31, 2013:

				Maturity							Total
Tax ID	Name	Currency	Name - Country Loans with banks	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 years ThU.S.$	3 to 5 years ThU.S.$	5 to 7 years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortization	Effective Rate %	Nominal Rate
—	Flakeboard Company Limited	U.S. Dollar	J.P.Morgan - Estados Unidos	—	—	433	94,304	60,649	—	—	433	154,953	Maturity	—	Libor +1,35%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco BBVA - Estados Unidos	—	15,186	15,000	45,541	—	—	—	30,186	45,541	(i) semiannual; (k) semiannualy from 2011	—	Libor 6 months + 0,2%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Bancoestado NY	—	9,111	9,000	27,000	—	—	—	18,111	27,000	(i) semiannual; (k) semiannualy from 2011	—	Libor 6 months + 0,2%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Santander- Chile	50,153	—	—	—	—	—	—	50,153	—	Maturity	—	0.58%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Santander- Chile	—	—	50,013	—	—	—	—	50,013	—	Maturity	—	0.43%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Santander- Chile	—	50,051	—	—	—	—	—	50,051	—	Maturity	—	0.37%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	—	—	199,398	—	—	—	—	199,398	—	Maturity	—	1.69%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	—	—	45	302,148		—	—	45	302,148	Maturity	—	1.42%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	30,004	—	—	—		—	—	30,004	—	Maturity	—	0.19%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Bancoestado	—	—	40,013	—		—	—	40,013	—	Maturity	—	0.51%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	—	—	40,009	—		—	—	40,009	—	Maturity	—	0.41%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Santander- Chile	—	30,005	—	—		—	—	30,005	—	Maturity	—	0.29%
—	Alto Parana S.A.	Argentine pesos	Banco Macro- Argentina	—	4,757	—	—	—	—	—	4,757	—	Maturity	—	25.75%
—	Alto Parana S.A.	Argentine pesos	Banco BBVA - Argentina	125	6,134	—	—	—	—	—	6,259	—	Maturity	—	26.25%
—	Alto Parana S.A.	Argentine pesos	Banco Santander	3,217	—	—	—	—	—	—	3,217	—	Maturity	—	24.75%
—	Alto Parana S.A.	Argentine pesos	Banco Galicia- Argentina	48	3,067	—	—	—	—	—	3,115	—	Maturity	—	26.00%
—	Alto Parana S.A.	Argentine pesos	Banco BBVA - Argentina	4,696	—	—	—	—	—	—	4,696	—	Maturity	—	23.00%
—	Alto Parana S.A.	Argentine pesos	Banco BBVA - Argentina	72	6,134	—	—	—	—	—	6,206	—	Maturity	—	19.40%
—	Alto Parana S.A.	Argentine pesos	Banco Macro- Argentina	2	—	95	—	288	—	—	97	288	Maturity	—	15.25%
—	Alto Parana S.A.	Argentine pesos	Banco Galicia- Argentina	—	—	409	818	—	—	—	409	818	Maturity	—	15.25%
—	Forestar Cono Sur S.A.	U.S. Dollar	Banco Republica Oriental de Uruguay	—	5,037	—	—	—	—		5,037	—	Maturity	—	Libor + 1,75%
—	Zona Franca Punta Pereira S.A.	U.S. Dollar	Interamerican Development Bank	—	1,288	—	—	—	—	18,780	1,288	18,780	Maturity	—	Libor + 2,05%
—	Zona Franca Punta Pereira S.A.	U.S. Dollar	Interamerican Development Bank	—	—	—	—	—	24,935	—	—	24,935	Maturity	—	Libor + 1,80%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollar	Finnish Export Credit	—	24,906	20,852	137,880	128,615	117,230	130,526	45,758	514,250	semiannual	—	3.20%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollar	Interamerican Development bank	—	3,199	1,970	27,841	27,326	25,487	34,786	5,169	115,440	semiannual	—	Libor + 2,05%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollar	Dnb Nor Bank	—	325	—	—	—	—	—	325	—	Maturity	—	Libor + 2,05%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollar	Interamerican Development bank	—	—	—	13,840	53,619	52,522	—	—	119,980	semiannual	—	Libor + 1,80%
—	Eufores S.A.	U.S. Dollar	Banco BBVA - Uruguay	—		12,047	—	—	—	—	12,047	—	Maturity	—	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco Republica Oriental de Uruguay	—	61	20,065	—	—	—	—	20,126	—	Maturity	—	Libor + 1,75%
—	Eufores S.A.	U.S. Dollar	Citibank	—	—	2,506	—	—	—	—	2,506	—	Maturity	—	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco HSBC- Uruguay	1,201	—	—	—	—	—	—	1,201	—	Maturity	—	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco Itau - Uruguay	55	—	10,005	—	—	—	—	10,060	—	Maturity	—	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	lloyds Bank	—	1,358	—	—	—	—	—	1,358	—	Maturity	—	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco Santander	—	—	20,090	—		—	—	20,090		Maturity	—	Libor + 2,00%
—	Arauco Do Brasil S.A.	Real	Banco ABC	37	—	—	3	107	—	—	37	110	Maturity	—	2.50%
—	Arauco Do Brasil S.A.	Real	Banco Alfa - Brasil	59	—	—	—	—	—	—	59	—	Monthly	—	6.80%
—	Arauco Do Brasil S.A.	Real	Banco Bradesco	137	—	—	120	—	—	—	137	120	Maturity	—	5.50%
—	Arauco Do Brasil S.A.	Real	Banco do Brasil - Brasil	160	—	—	417	—	—	—	160	417	Maturity	—	8.70%
—	Arauco Do Brasil S.A.	Real	Banco do Brasil - Brasil	6,683	—	—	—	—	—	—	6,683	—	Maturity	—	5.50%
—	Arauco Do Brasil S.A.	Real	Banco HSBC- Brasil	42	—	—	44	—	—	—	42	44	Maturity	—	5.50%
—	Arauco Do Brasil S.A.	Real	Banco HSBC- Brasil	—	135		13,303	—	—	—	135	13,303	Maturity		8.00%
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	54	—	—	33	—	—	—	54	33	Monthly	—	4.50%
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	29	—	—	39	—	—	—	29	39	Maturity	—	5.50%
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	223	—	—	447	—	—	—	223	447	Maturity	—	8.70%
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	65	—	—	129	—	—	—	65	129	Maturity	—	8.70%
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	2,036	—	—	—	—	—	—	2,036	—	Maturity	—	5.50%
—	Arauco Do Brasil S.A.	Real	Banco Santander	—	188		22,172	—	—	—	188	22,172	Maturity	—	8.00%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	57	—	—	109	—	—	—	57	109	Maturity	—	8.70%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	71	—	—	29	200	—	—	71	229	Maturity	—	5.50%
—	Arauco Do Brasil S.A.	Real	Fundo de Desenvolvimiento Econom. - Brasil	58	—	—	—	121	—	—	58	121	Monthly	—	0%
—	Arauco Florestal Arapoti S.A.	Real	Banco Itau	14	—	—	3	44	—	—	14	47	Maturity	—	2.50%
—	Arauco Forest Brasil S.A.	Real	Banco Bradesco	—	—	9,332	—	—	—	—	9,332	—	Maturity	—	5.50%
—	Arauco Forest Brasil S.A.	Real	Banco HSBC- Brasil	—	1,334	—	—	—	—	—	1,334	—	Maturity	—	5.50%
—	Arauco Forest Brasil S.A.	Real	Banco Itau -Brasil	246	—	—	247	—	—	—	246	247	Maturity	—	4.50%
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim - Brasil	52	—	—	651	274	2,844	—	52	3,769	Monthly	—	8.80%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim - Brasil	6	—	—	25	6	403	—	6	433	Maturity	—	3.30%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito A	—	2	—	—	—	—	555	2	555	Maturity	—	7.91%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito B	—	1	—	—	—	—	333	1	333	Maturity	—	8.91%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Bndes Subcrédito C	4	—	—	—	—	—	289	4	289	Maturity	—	6.55%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito D	—	1	—	—	—	—	369	1	369	Maturity	—	10.11%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito E-I	—	27	—	2,168	2,168	10,448	—	27	14,784	Maturity	—	7.91%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito F-J	—	18	—	1,465	1,465	6,433	—	18	9,363	Maturity	—	8.91%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollar	Bndes Subcrédito G-K	58	—	—	694	694	4,767	—	58	6,156	Maturity	—	6.55%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito H-L	—	21	—	1,847	1,847	7,368	—	21	11,062	Maturity	—	10.11%

			Total	99,664	162,346	451,282	693,315	277,423	252,437	185,638	713,292	1,408,812

				Maturity							Total
Tax ID	Name	Currency	Name - Country Bonds Obligation	0 to 1 month ThU.S.	1 to 3 months ThU.S.	3 to 12 months ThU.S.	1 to 3 years ThU.S.	3 to 5 years ThU.S.	5 to 7 years ThU.S.	More than 7 years ThU.S.	Current ThU.S.	Non Current ThU.S.	Type of Amortization	Effective Rate %	Nominal Rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-E	—	—	14,756	—	—	—		14,756	—	(i) semiannual; (k) Maturity	4.02%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	—	—	2,180	26,165	26,165	24,381	349,987	2,180	426,700	(i) semiannual; (k) Maturity	4.24%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-H	88,717	663	—	—	—	—	—	89,380	—	(i) semiannual; (k) Maturity	2.40%	2.25%
93.458.000-2	Celulosa Arauco y Constitución S.A.	UF	Barau-J	—	2,387	—	20,058	20,058	242,063	—	2,387	282,178	(i) semiannual; (k) Maturity	3.23%	3.22%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-P		—	1,125	17,601	17,601	17,601	278,324	1,125	331,126	(i) semiannual; (k) Maturity	3.96%	3.96%
—	Alto Paraná S.A.	U.S. Dollar	Bono 144 A - Argentina	—	—	1,004	34,425	276,829	—	—	1,004	311,254	(i) semiannual; (k) Maturity	6.39%	6.38%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2019	15,205	—	—	72,500	72,500	531,942	—	15,205	676,942	(i) semiannual; (k) Maturity	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2a Emisión	—	2,734	—	18,750	134,122	—	—	2,734	152,872	(i) semiannual; (k) Maturity	7.50%	7.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 5a Emisión	—	—	—	—	—	—	—	—	—	(i) semiannual; (k) Maturity	5.14%	5.13%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 6a Emisión	—	—	4,047	379,608	—	—	—	4,047	379,608	(i) semiannual; (k) Maturity	5.64%	5.63%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	8,889	—	—	40,000	40,000	40,000	404,475	8,889	524,475	(i) semiannual; (k) Maturity	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2022	11,215	—	—	47,500	47,500	47,500	524,486	11,215	666,986	(i) semiannual; (k) Maturity	4.77%	4.75%

			Total	124,026	5,784	23,112	656,607	634,775	903,487	1,557,272	152,922	3,752,141

				Maturity							Total
Tax ID	Name	Currency	Name - Country Others Loans	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 years ThU.S.$	3 to 5 years ThU.S.$	5 to 7 years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortization	Effective Rate %	Nominal Rate
—	Flakeboard Company Limited	U.S. Dollar	Business New Brunswick	—	—	—	3,956	—	—	—	—	3,956	Maturity	—	4.70%
—	Flakeboard Company Limited	U.S. Dollar	Fednor (industry Canada)	—	—	65		—	—	—	65	—	Maturity	—	0.00%
—	Flakeboard Company Limited	U.S. Dollar	SSM EDC	—	—	269	118	—	—	—	269	118	Maturity	—	1.80%

			Total	0	0	334	4,074	0	0	0	334	4,074

				Maturity							Total
Tax ID	Name	Currency	Name - Country Lease	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 years ThU.S.$	3 to 5 years ThU.S.$	5 to 7 years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortization	Effective Rate %	Nominal Rate
85.805.200-9	Forestal Celco S.A.	UF	Banco Santander	499	802	2,970	6,936	635	—	—	4,271	7,571	Monthly	—	-
85.805.200-9	Forestal Celco S.A.	UF	Banco Scotiabank	284	568	2,557	6,819	4,577	—	—	3,409	11,396	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco Estado	9	18	81	216	126	—	—	108	342	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco de Chile	1,124	2,249	9,123	20,742	6,246	—	—	12,496	26,988	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco BBVA	462	925	4,162	11,953	936	—	—	5,549	12,889	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	Chilean pesos	Banco Santander	15	76	585	1,530	1,230	—	—	676	2,760	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	Chilean pesos	Banco Chile	26	51	301	451	89	—	—	378	540	Monthly	—	—
—	Flakeboard Company Limited	U.S. Dollar	Automotive Leases	—	—	62	5	—	—	—	62	5		—	—

			Total	2,419	4,689	19,841	48,652	13,839	0	0	26,949	62,491

December 31, 2012:

				Maturity							Total
Tax ID	Name	Currency	Name- Country Loans with banks	0 to 1 month ThU.S.	1 to 3 months ThU.S.	3 to 12 months ThU.S.	1 to 3 years ThU.S.	3 to 5 years ThU.S.	5 to 7 years ThU.S.	More than 7 years ThU.S.	current ThU.S.	Non current ThU.S.	Type of amortization	Effective rate %	Nominal Rate
—	Alto Parana S.A.	Argentine Pesos	Banco BBVA - Argentina	108	—	6,100	—	—	—	—	6,208	—	Maturity	—	19.90%
—	Alto Parana S.A.	Argentine Pesos	Banco BBVA - Argentina	100	—	6,100	—	—	—	—	6,200	—	Maturity	—	18.25%
—	Alto Parana S.A.	Argentine Pesos	Banco BBVA - Argentina	69	4,067	—	—	—	—	—	4,136	—	Maturity	—	19.00%
—	Alto Parana S.A.	Argentine Pesos	Banco BBVA - Argentina	—	104	—	8,134	—	—	—	104	8,134	Maturity	—	19.40%
—	Alto Parana S.A.	Argentine Pesos	Banco Galicia- Argentina	8,254	—	—	—	—	—	—	8,254	—	Maturity	—	16.60%
—	Alto Parana S.A.	Argentine Pesos	Banco Macro- Argentina	122	8,133	—	—	—	—	—	8,255	—	Maturity	—	16.50%
—	Alto Parana S.A.	Argentine Pesos	Banco Macro- Argentina	67	4,067	—	—	—	—	—	4,134	—	Maturity	—	19.25%
—	Arauco Do Brasil S.A.	Real	Banco Alfa - Brasil	116	—	—	67	—	—	—	116	67	Montlhy	—	7.00%
—	Arauco Do Brasil S.A.	Real	Banco Alfa - Brasil	121	—	—	—	—	—	—	121	—	Montlhy	—	6.70%
—	Arauco Do Brasil S.A.	Real	Banco HSBC- Brasil	48	—	—	96	—	—	—	48	96	Maturity	—	5.50%
—	Arauco Do Brasil S.A.	Real	Banco Bradesco	158	—	—	288	—	—	—	158	288	Maturity	—	5.50%
—	Arauco Do Brasil S.A.	Real	Banco do Brasil - Brasil	292	—	—	—	435	—	—	292	435	Maturity	—	8.70%
—	Arauco Do Brasil S.A.	Real	Banco do Brasil - Brasil	4,270	—		—	—	—	—	4,270	—	Maturity	—	5.50%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	86	—	—	—	—	—	—	86	—	Maturity	—	6.60%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	66	—	—	—	157	—	—	66	157	Montlhy	—	8.70%
—	Arauco Do Brasil S.A.	Real	Banco Itau - Brasil	62	—	—	98	—	—	—	62	98	Montlhy	—	4.50%
—	Arauco Do Brasil S.A.	Real	Banco Itau - Brasil	34	—	—	—	75	—	—	34	75	Maturity	—	5.50%
—	Arauco Do Brasil S.A.	Real	Banco Itau - Brasil	256	—	—	—	634	—	—	256	634	Maturity	—	8.70%
—	Arauco Do Brasil S.A.	Real	Fundo de Desenvolvimiento Econom. - Brasil	67	—	—	—	193	—	—	67	193	Montlhy	—	0%
	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	74	—	—	—	184	—	—	74	184	Maturity	—	8.70%
	Arauco Do Brasil S.A.	Real	Banco Itau - Brasil	—	2,446	—	—	—	—	—	2,446	—	Maturity	—	5.50%
—	Arauco Forest Brasil S.A.	Real	Banco HSBC - Brasil	—	—	3,432	—	—	—	—	3,432	—	Maturity	—	5.50%
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim - Brasil	63	—	—	—	—	3,260	—	63	3,260	Montlhy	—	9.30%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim - Brasil	6	—	—	—	—	403	—	6	403	Maturity	—	3.30%
—	Arauco Forest Brasil S.A.	Real	Banco Itau - Brasil	256	—	—	—	452	—	—	256	452	Maturity	—	4.50%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito A-E-I	—	32	—	—	—	—	10,128	32	10,128	Maturity	—	8.41%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito B-F-J	—	21	—	—	—	—	6,076	21	6,076	Maturity	—	9.41%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Bndes Subcrédito C-G-K	60	—	—	—	—	—	4,362	60	4,362	Maturity	—	6.47%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito D-H-L	—	26	—	—	—	—	6,752	26	6,752	Maturity	—	10.61%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco BBVA - Estados Unidos	—	24,379	24,000	96,000	24,000	—	—	48,379	120,000	(i) semiannual; (k) semiannualy from 2011	—	Libor 6 months + 0,2%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	—	—	198	198,452	—	—	—	198	198,452	Maturity	—	1.59%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	—	15,007	—	—	—	—	—	15,007	—	Maturity	—	0.45%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	—	35,015	—	—	—	—	—	35,015	—	Maturity	—	0.45%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Santander- Chile	—	50,054	—	—	—	—	—	50,054	—	Maturity	—	0.46%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Santander- Chile	—	30,010	—	—	—	—	—	30,010	—	Maturity	—	0.49%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco del Estado	100,093	—	—	—	—	—	—	100,093	—	Maturity	—	0.48%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco Chile	—	50,035	—	—	—	—	—	50,035	—	Maturity	—	0.71%
—	Flakeboard Company Limited	U.S. Dollar	J.P.Morgan - Estados Unidos	—	—	472	—	148,192	—	—	472	148,192	Maturity	—	L+6,5%
76.721.630-0	Forestal Rio Grande S.A.	U.S. Dollar	J.P.Morgan - Estados Unidos	9,012	—	25,713	—	—	—	—	34,725	—	quarterly	—	Libor 3 months + 0,375%
—	Forestar Cono Sur S.A.	U.S. Dollar	Banco Santander	—	—	6,037	—	—	—	—	6,037	—	Maturity	—	Libor + 1,75%
—	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank	—	341	—	—	—	—	19,824	341	19,824	Maturity	—	Libor + 2,05%
—	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank	—	—	—	—	—	—	24,803	—	24,803	Maturity	—	Libor + 1,80%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Finnish Export Credit	—	2,956	—	—	—	—	328,151	2,956	328,151	Maturity	—	3.20%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Interamerican Development bank	—	798	—	—	—	—	67,449	798	67,449	Maturity	—	Libor + 2,05%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Finnish Export Credit	—	62	—	—	—	—	—	62	-	Maturity	—	0.16%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Interamerican Development Bank	—	157	—	—	—	—	85,885	157	85,885	Maturity	—	0.76%
—	Eufores S.A.	U.S. Dollar	Banco BBVA - Uruguay	—	—	3,003	—	—	—	—	3,003	—	Maturity	—	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco Santander	2,518	—	—	—	—	—	—	2,518	—	Maturity	—	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco BBVA - Uruguay	—	—	6,005	—	—	—	—	6,005	—	Maturity	—	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco HSBC- Uruguay	—	1,196	—	—	—	—	—	1,196	—	Maturity	—	3%
—	Eufores S.A.	U.S. Dollar	Banco Itau -Uruguay	—	—	2,002	—	—	—	—	2,002	—	Maturity	—	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	lloyds Bank	—	1,360	—	—	—	—	—	1,360	—	Maturity	—	3%
—	Eufores S.A.	U.S. Dollar	Banco Santander	—	—	9,055	—	—	—	—	9,055	—	Maturity	—	Libor + 2,5%

			Total	126,378	230,266	92,117	303,135	174,322	3,663	553,430	448,761	1,034,550

				Maturity							Total
Tax ID	Name	Currency	Name- Country Bonds Obligation	0 to 1 month ThU.S.	1 to 3 months ThU.S.	3 to 12 months ThU.S.	1 to 3 years ThU.S.	3 to 5 years ThU.S.	5 to 7 years ThU.S.	More than 7 years ThU.S.	current ThU.S.	Non current ThU.S.	Type of amortization	Effective rate %	Nominal Rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-E	—	—	15,844	15,711	—	—		15,844	15,711	(i) semestral; (k) Maturity	4.02%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	—	—	2,336	—	—	—	320,501	2,336	320,501	(i) semestral; (k) Maturity	4.24%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-H	—	710	—	94,811	—	—		710	94,811	(i) semestral; (k) Maturity	2.40%	2.25%
93.458.000-2	Celulosa Arauco y Constitución S.A.	UF	Barau-J	—	2,557	—	—	—	—	237,765	2,557	237,765	(i) semestral; (k) Maturity	3.23%	3.22%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-P		—	1,205	—	—	—	239,167	1,205	239,167	(i) semestral; (k) Maturity	3.96%	3.96%
—	Alto Paraná S.A.	U.S. Dollar	Bono 144 A - Argentina	—	—	1,004	—	267,703	—		1,004	267,703	(i) semestral; (k) Maturity	6.39%	6.38%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2019	15,205	—	—	—	—	494,923	—	15,205	494,923	(i) semestral; (k) Maturity	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2a Emisión	—	2,734	—	—	124,679	—		2,734	124,679	(i) semestral; (k) Maturity	7.50%	7.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 5a Emisión	7,303	—	299,751	—	—	—		307,054	—	(i) semestral; (k) Maturity	5.14%	5.13%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 6a Emisión	—	—	4,047	368,603	—	—		4,047	368,603	(i) semestral; (k) Maturity	5.64%	5.63%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	8,889	—	—		—	—	393,664	8,889	393,664	(i) semestral; (k) Maturity	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2022	11,215	—	—		—	—	487,516	11,215	487,516	(i) semestral; (k) Maturity	4.77%	4.75%

			Total	42,612	6,001	324,187	479,125	392,382	494,923	1,678,613	372,800	3,045,043

				Maturity							Total
Tax ID	Name	Currency	Name - Country Others Loans	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 years ThU.S.$	3 to 5 years ThU.S.$	5 to 7 years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortization	Effective Rate %	Nominal Rate
—	Flakeboard Company Limited		Business New Brunswick	—	—	—	4,072	—	—	—	—	4,072	Maturity	—	4.70%
—	Flakeboard Company Limited		Fednor (industry Canada)	—	—	69	69	—	—	—	69	69	Maturity	—	0.00%
—	Flakeboard Company Limited		SSM EDC	—	—	270	430	—	—	—	270	430	Maturity	—	1.80%

			Total	0	0	339	4,571	0	0	0	339	4,571

				Maturity							Total
Tax ID	Name	Currency	Name- Country Lease	0 to 1 month ThU.S.	1 to 3 months ThU.S.	3 to 12 months ThU.S.	1 to 3 years ThU.S.	3 to 5 years ThU.S.	5 to 7 years ThU.S.	More than 7 years ThU.S.	current ThU.S.	Non current ThU.S.	Type of amortization	Effective rate %	Nominal Rate
85.805.200-9	Forestal Celco S.A.	UF	Banco Santander	196	392	4,270	4,216	1,186	—	—	4,858	5,402	Montlhy	—	—
82.152.700-7	Bosques Arauco S.A.	UF	Banco Santander	—	—	818	0	—	—	—	818	0	Montlhy	—	—
96.567.940-5	Forestal Valdivia S.A.	UF	Banco Santander	42	84	400	753	96	—	—	526	849	Montlhy	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco de Chile	700	1,400	7,307	13,336	4,798	—	—	9,407	18,134	Montlhy	—	—
82.152.700-7	Bosques Arauco S.A.	UF	Banco de Chile	71	142	752	1,450	149	—	—	965	1,599	Montlhy	—	—
96.567.940-5	Forestal Valdivia S.A.	UF	Banco de Chile	23	46	470	722	307	—	—	539	1,029	Montlhy	—	—
82.152.700-7	Bosques Arauco S.A.	UF	Banco BBVA	234	468	2,106	5,273	2,429	—	—	2,808	7,702	Montlhy	—	—
85.805.200-9	Forestal Celco S.A.	Chilean Pesos	Banco Santander	2	4	16	43	21	—	—	22	64	Montlhy	—	—
82.152.700-7	Bosques Arauco S.A.	Chilean Pesos	Banco Santander	2	5	22	55	—	—	—	29	55	Montlhy	—	—
96.567.940-5	Forestal Valdivia S.A.	Chilean Pesos	Banco Santander	10	21	92	46	—	—	—	123	46	Montlhy	—	—
82.152.700-7	Bosques Arauco S.A.	Chilean Pesos	Banco de Chile	9	19	84	225	57	—	—	112	282	Montlhy	—	—
96.567.940-5	Forestal Valdivia S.A.	Chilean Pesos	Banco de Chile	13	26	116	309	25	—	—	155	334	Montlhy	—	—
—	Arauco Canada Panels ULC	U.S. Dollar	Automotive Leases	—	—	127	67	—	—	—	127	67

			Total	1,302	2,607	16,580	26,495	9,068	0	0	20,489	35,563

Guarantees provided

As of the date of these financial statements, Arauco has financial assets of approximately ThU.S.$77 that have been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.

As of December 31, 2013, the total assets pledged as an indirect guarantee were ThU.S.$947. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.

On September 29, 2011, Arauco entered into a Security Agreement under which it granted a non-joint guarantee limited to 50% of the obligations of the Uruguayan companies (joint ventures) Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A., under the IDB Facility Agreement in the amount of up to ThU.S.$454,000 and the Finnevera Guaranteed Facility Agreement in the amount of up to ThU.S.$900,000. Both loan agreements were signed with the International Development Bank. Such guarantee is included in the table below, under indirect guarantees.

Direct and indirect guarantees granted by Arauco:

DIRECT
Subsidiary	Guarantee	Assets pledged	Currency	ThU.S.$	Guarantor
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	373	Bank Itaú BBA S.A.
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	145	Bank Itaú BBA S.A.
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	410	Bank Itaú BBA S.A.
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	100	Bank Itaú BBA S.A.
Arauco Forest Brasil S.A.	Endorsement of Arauco do Brasil + Guarantee Letter AISA	—	US Dollar	3,844	Bank Votorantim S.A.
Arauco Forest Brasil S.A.	Mortgage Industrial Plant of Jaguariaíva of Arauco do Brasil	—	US Dollar	65,445	BNDES
Arauco Forest Brasil S.A.	Endorsement of Arauco do Brasil	—	US Dollar	1,281	Bank HSBC Bank Brasil S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	403	Bank Alfa S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	227	Bank Votorantim S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	547	Bank Bradesco S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	189	Bank HSBC Bank Brasil S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	242	Bank Itaú BBA S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	131	Bank Itaú BBA S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	1,246	Bank Itaú BBA S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	631	Bank do Brasil S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	280	Bank Votorantim S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	545	Bank ABC Brasil S.A.
Arauco Bioenergía S.A.	Guarantee Letter	—	Chilean Pesos	893	Minera Escondida Ltda
Arauco Bioenergía S.A.	Guarantee Letter	—	Chilean Pesos	223	Minera Spence S.A
		Total		77,155

INDIRECT
Subsidiary	Guarantee	Assets pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Suretyship not supportive and cumulative	—	US Dollar	677,000	Joint ventures-Uruguay
Celulosa Arauco y Constitución S.A.	Full Guarantee	—	US Dollar	270,000	Alto Paraná (bondholders – 144A)

		Total		947,000

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

Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean Peso. This fluctuation range is considered possible given current market conditions at the closing date. With all other variables at a constant rate, a U.S. Dollar exchange rate variation of +/- 10% in relation to the Chilean Peso would mean a change in the net income after tax +/- 0.86% (equivalent to ThU.S.$ +/-3,792), and +/- 0.03% of assets (equivalent to ThU.S.$ +/-2,275) and +/-0.06 over the EBITDA (equivalent to ThU.S.$ +/-717).

The main financial instrument subject to the risk in exchange rate corresponds to domestic bonds issued denominated in UF and that are not hedged with cross currency swaps described in the hedge accounting disclosures.

	December 2013	December 2012
Bonds Issued in UF (P Series)	3,000,000	3,000,000

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian Real, which is considered a possible range of fluctuation given the market conditions at the closing date. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian Real would mean a variation on the net income after tax +/- 0.21% (equivalent to ThU.S.$915) and a change on the equity of +/- 0.01% (equivalent to ThU.S.$915).

Market Risk – Interest rate risk

Description

Interest rate risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations.

Explanation of Interest Rate Risk Exposure and How This Risk Arises

Arauco is exposed to risks due to interest rate fluctuations for bonds issued, bank borrowings and financial instruments that bear interest at a variable rate.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of December 31, 2013, 21.7% of the Company’s bonds and bank loans bear interest at variable rates. A change of +/- 10% interest, rate is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 0.03% (equivalent to ThU.S.$+/- 129) and +/- 0.0002% (equivalent to ThU.S.$+/- 117) on equity.

Thousands of dollars	December 2013	Total
Fixed rate	3,933,546	78.3%
Bonds issued	3,038,591
Bank borrowings (*)	801,107
Financial leasing	89,440
Variable rate	1,092,947	21.7%
Bonds issued	—
Loans with Banks	1,092,947

Total	5,026,493	100.0%

Thousands of dollars	Diciembre 2012	Total
Fixed rate	4,238,693	85.4%
Bonds issued	3,417,843
Bank borrowings (*)	759,888
Financial leasing	56,052
Variable rate	723,423	14.6%
Bonds issued	—
Loans with Banks	723,423

Total	4,962,116	100.0%

(*)	Includes variable rate bank borrowings changed by fixed rate swaps.

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

As of December 31, 2013, revenue due to pulp sales accounted for 34.3% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

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

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean an EBITDA annual variation of +/- 13.9% (equivalent to ThU.S.$186), on the income after tax and +/- 24.9% (equivalent to ThU.S.$145) and +/- 1.2% (equivalent to ThU.S.$87,000) on equity.

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

Panels

The Panels operating segment produces a wide range of panel products and several kinds of moldings aimed at the furniture, decoration and construction industries. It consists of 15 industrial plants: 3 in Chile, 2 in Argentina, 2 in Brazil, and 8 plants around USA and Canada. The Company has a total annual production capacity of 5.7 million cubic meters of PBO, MDF, Hardboards, plywood and moldings.

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

Forestry

The Forestry operating segment is Arauco’s core business. It provides raw materials for all products manufactured and sold by the Company. By directly controlling the growth of the forests to be processed, Arauco guarantees itself quality wood for each of its products.

Arauco holds forestry assets distributed throughout Chile, Argentina, Brazil and Uruguay, reaching 1.6 million hectares, of which 1.02 million hectares are used for plantations, 389 thousand hectares for native forests, 178 thousand hectares for other uses and 53 thousand hectares are to be planted. Arauco’s principal plantations consist of radiata and taeda pine and eucalyptus to a lesser degree. These are species that have fast growth rates and short harvest cycles compared with other long fiber commercial woods.

Arauco has no customers representing 10% or more of its revenues.

A summary of financial information of assets, liabilities, profit or loss for each operating segment for the years ended December 31, 2012, 2011 and 2010 is presented in the tables below:

Year ended December 31, 2013	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from external customers	2,180,756	829,924	160,490	1,940,860	33,470	—	5,145,500	—	5,145,500
Revenues from transactions with other operating segments	47,879	21	1,090,254	12,121	31,376	—	1,181,651	(1,181,651)	—

Finance income	—	—	—	—	—	19,062	19,062	—	19,062
Finance costs	—	—	—	—	—	(232,843)	(232,843)	—	(232,843)
Net finance costs	—	—	—	—	—	(213,781)	(213,781)	—	(213,781)

Depreciation and amortizations	163,135	22,293	12,711	88,657	3,959	7,892	298,647	—	298,647
Sum of significant income accounts	6	—	302,388	35	—	—	302,429	—	302,429
Sum of significant expense accounts	—	7,880	8,546	15,639	—	—	32,065	—	32,065

Profit (loss) of each reportable segment	378,527	129,874	143,709	201,999	469	(436,001)	418,577	—	418,577

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	—	—	—	—	—	5,657	5,657	—	5,657
Joint ventures	—	—	—	(519)	—	1,122	603	—	603

Income tax expense	—	—	—	—	—	(130,357)	(130,357)	—	(130,357)

Geographical information on revenues
Revenue – Chilean entities	1,937,934	753,029	88,785	747,168	181	—	3,527,097	—	3,527,097
Revenue – Foreign entities	242,822	76,895	71,705	1,193,692	33,289	—	1,618,403	—	1,618,403
Total Ordinary Income	2,180,756	829,924	160,490	1,940,860	33,470	—	5,145,500	—	5,145,500

Year ended December 31, 2013	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets
Acquisition of property, plant and equipment and biological assets	107,886	11,296	255,692	487,950	1,012	685	864,521	—	864,521

Segment Cash Flows
Cash Flows from (used in) Operating Activities	464,331	109,735	186,167	201,212	5,340	(69,065)	897,720	—	897,720
Cash flows (used in) investing activities	(424,984)	(10,109)	(97,780)	(180,551)	(1,012)	26,816	(687,620)	—	(687,620)
Cash flows from (used in) Financing Activities	—	—	(42,094)	—	—	34,318	(7,776)	—	(7,776)
Net increase (decrease) in Cash and Cash Equivalents	39,347	99,626	46,293	20,661	4,328	(7,931)	202,324	—	202,324

Year ended December 31, 2013	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	5,001,425	634,626	5,533,875	2,169,687	46,451	1,148,087	14,534,151	(40,756)	14,493,395
Investments accounted through equity method
Associates	—	—	186,628	4,467	—	135,341	326,436	—	326,436
Joint Ventures	—	—	—	—	—	22,976	22,976	—	22,976
Segment liabilities	271,115	62,677	183,269	247,959	15,965	6,667,870	7,448,855	—	7,448,855

Geographical information on non-current assets
Chile	2,670,703	311,408	3,613,663	623,996	34	243,394	7,463,198	625	7,463,823
Foreign countries	1,658,451	19,545	1,395,725	967,362	28,043	152,125	4,221,251	—	4,221,251
Non-current assets, Total	4,329,154	330,953	5,009,388	1,591,358	28,077	395,519	11,684,449	625	11,685,074

Year ended December 31, 2012	Pulp ThU.S .$	Sawn timber ThU.S ..$	Forestry ThU.S .$	Panels ThU.S .$	Others ThU.S .$	Corporate ThU.S .$	Sub Total ThU.S .$	Elimination ThU.S .$	Total ThU.S .$
Revenues from external customers	1,996,739	765,439	172,972	1,331,981	31,532	—	4,298,663	—	4,298,663
Revenues from transactions with other operating segments	45,928	15	981,169	15,308	31,239	—	1,073,659	(1,073,659)	—

Finance income	—	—	—	—	—	23,476	23,476	—	23,476
Finance costs	—	—	—	—	—	(236,741)	(236,741)	—	(236,741)
Net finance costs	—	—	—	—	—	(213,265)	(213,265)	—	(213,265)

Depreciation and amortizations	158,417	22,071	10,201	54,719	4,231	2,742	252,381	—	252,381
Sum of significant income accounts	28,700	—	232,210	59,941	—	—	320,851	—	320,851
Sum of significant expense accounts	—	7,880	3,387	15,639	—	—	26,906	—	26,906

Profit (loss) of each reportable segment	308,799	90,613	64,865	157,152	5,792	(483,680)	143,541	—	143,541

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	—	—	—	—	—	17,947	17,947	—	17,947
Joint ventures	—	—	—	(471)	—	1,457	986	—	986

Income tax expense	—	—	—	—	—	(166,787)	(166,787)	—	(166,787)

Geographical information on revenues
Revenue – Chilean entities	1,785,439	699,824	99,303	578,346	758	—	3,163,670	—	3,163,670
Revenue – Foreign entities	211,300	65,615	73,669	753,635	30,774	—	1,134,993	—	1,134,993
Total Ordinary Income	1,996,739	765,439	172,972	1,331,981	31,532	—	4,298,663	—	4,298,663

Year ended December 31, 2012	Pulp ThU.S .$	Sawn timber ThU.S ..$	Forestry ThU.S .$	Panels ThU.S .$	Others ThU.S .$	Corporate ThU.S .$	Sub Total ThU.S .$	Elimination ThU.S .$	Total ThU.S .$
Amounts of additions to non-current assets
Acquisition of property, plant and equipment and biological assets	620,526	40,614	195,077	249,812	486	1,099	1,107,614	—	1,107,614
Acquisition and contribution of investments in associates and joint venture	70	—	822	256,699	—	13,490	271,081	—	271,081

Segment Cash Flows
Cash Flows from (used in) Operating Activities	32,317	95,283	118,239	212,553	793	(16,791)	442,394	—	442,394
Cash flows (used in) investing activities	(618,737)	(66,074)	(173,830)	(466,840)	(486)	(19,882)	(1,345,849)	—	(1,345,849)
Cash flows from (used in) Financing Activities	—	—	(48,736)	—	—	1,104,218	1,055,482	—	1,055,482
Net increase (decrease) in Cash and Cash Equivalents	(586,420)	29,209	(104,327)	(254,287)	307	1,067,545	152,027	—	152,027

Year ended December 31, 2012	Pulp ThU.S .$	Sawn timber ThU.S ..$	Forestry ThU.S .$	Panels ThU.S .$	Others ThU.S.$	Corporate ThU.S .$	Sub Total ThU.S .$	Elimination ThU.S .$	Total ThU.S .$
Segment assets	4,782,478	648,727	5,169,144	2,595,543	49,337	1,036,968	14,282,197	(22,583)	14,259,614
Investments accounted through equity method
Associates	—	—	211,881	5,645	—	141,591	359,117	—	359,117
Joint Ventures	—	—	—	—	—	23,310	23,310	—	23,310
Segment liabilities	247,161	74,458	150,801	302,086	13,409	6,505,940	7,293,855	—	7,293,855

Geographical information on non- current assets
Chile	2,695,193	340,135	3,573,965	469,836	15	272,846	7,351,990	1,048	7,353,038
Foreign countries	1,318,264	21,228	1,108,266	1,453,829	29,412	190,060	4,121,059	—	4,121,059
Non-current assets, Total	4,013,457	361,363	4,682,231	1,923,665	29,427	462,906	11,473,049	1,048	11,474,097

NOTE 25. OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

Current non-financial assets	12-31-2013 ThU.S.$	12-31-2012 ThU.S.$
Current roads to amortize	53,815	69,441
Prepayment to amortize (insurance y others)	26,278	30,976
Recoverable taxes (Relating to purchases)	105,275	112,378
Other current non financial assets	3,596	8,419
Total	188,964	221,214

Non current non-financial assets	12-31-2013 ThU.S.$	12-31-2012 ThU.S.$
Non Current roads to amortize	112,505	103,026
Guarantee values	3,349	737
Recoverable taxes (Relating to purchases)	6,025	12,457
Other non current non financial assets	3,173	9,034
Total	125,052	125,254

Current non financial liabilities	12-31-2013 ThU.S.$	12-31-2012 ThU.S.$
Provision of minimum dividend (1)	75,695	47,259
ICMS tax payable	23,532	25,818
Other tax payable	16,911	13,295
Other Current non financial liablilities	8,905	8,975
Total	125,043	95,347

(1)	Provision includes a minimum dividend of subsidiary minority.

Non current non financial liabilities	12-31-2013 ThU.S.$	12-31-2012 ThU.S.$
ICMS tax payable	73,093	100,589
Other non current non financial liablilities	7,761	815
Total	80,854	101,404

NOTE 26.	DISTRIBUTABLE NET INCOME AND EARNINGS PER SHARE

Distributable net income

As a general policy, the Board of Directors of Arauco agreed that the net income to be distributed as dividend is determined based on realized net gains/(losses) of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net income during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net income of the Company, which is the same considered for calculating the minimum dividend required and additional dividend, the following unrealized gains/losses are excluded from the net income for the year:

1)	Unrealized gains/losses relating to the fair value recorded for forestry assets under IAS 41, adding them back to distributable net income when they are realized through sale or disposed of by other means.

2)	Those generated through the acquisition of entities. These results will be added back to net income when they are realized through sale.

3)	The deferred taxes associated with the amounts described in 1) and 2) above are also excluded.

The following table details the adjustments made for the determination of distributable net income as of December 31, 2013, 2012 and 2011 in order to determine the provision of 40% of the distributable net income for each year:

Distributable Net Income ThU.S.$
Net income attributable to owners of parent at 12-31-2013	385,657
Adjustments:
Biological Assets
Unrealized gains/losses	(269,671)
Realized gains/losses	221,874
Deferred income taxes	9,170
Total adjustments	(38,627)
Distributable Net Income at 12-31-2013	347,030

Distributable Net Profit ThU.S.$
Net income attributable to owners of parent at 12-31-2012 (*)	135,813
Adjustments
Biological Assets
Unrealized	(231,763)
Realized	238,846
Deferred income taxes	(11,945)
Deferred income taxes - exchange rate effect of opening balance biological assets	55,043
Total Biological Assets (net)	50,181
Negative goodwill	(25,148)
Total adjustments	25,033
Distributable Net Income at 12-31-2012	160,846

(*)	IAS 19 adjustment made in this report for comparative purposes is not included in this Net Income.

Distributable Net Profit ThU.S.$
Net income attributable to owners of parent at 12-31-2011	612,553
Adjustments
Biological Assets
Unrealized	(229,889)
Realized	253,019
Deferred income taxes	(11,770)
Total adjustments	11,360
Distributable Net Income at 12-31-2011	623,913

The Company expects to maintain its policy of distributing 40% of its net distributable income as dividends for all future fiscal years, but will also consider the alternative of distributing a provisional dividend at year end.

The line “Other current non-financial liabilities” included in the Consolidated Balance Sheet as of December 31, 2013 in the amount of ThU.S.$125,043, represents a total of ThU.S.$75,424, which corresponds to the provision of minimum dividend recorded for the period 2013 of the parent company, deducting the interim dividend of ThUS$63,388 which was paid on December 10, 2013.

Basic and diluted earnings per share

Basic earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

	January-December
Earnings (losses) per share	2013 ThU.S.$	2012 ThU.S.$ (*)	2011 ThU.S.$
Profit or loss attributable to ordinary equity holder of parent	385,657	135,813	612,553
Weighted average of number of shares	113,159,655	113,152,446	113,152,446
Basic earnings per share (in US$ per share)	3.41	1.20	5.41

(*)	IAS 19 adjustment made in this report for comparative purposes is not included in this Net Income.

NOTE 27.	SUBSEQUENT EVENTS

1) On January 14, 2014, Arauco, through its subsidiary Flakeboard America Limited, has agreed, by means of an asset purchase agreement executed with the U.S. company named SierraPine, to the acquisition of three industrial mills located in the United States of America. The operation contemplates the acquisition of the particleboard mills of Martell and Springfield, and the MDF (medium density fiberboard) mill of Medford, located in the states of California and Oregon.

The asset purchase agreement mentioned above is subject to certain conditions precedent, as are usual in this type of transaction. The price of the acquisition is US$107 million, plus a variable amount of up to US$13 million in inventories. Such price will be paid once the conditions precedent mentioned above are satisfied and the transaction closes.

As a consequence of this operation, once consummated, Arauco will produce, in Canada and the United States of America, the annual amount of 3.5 million cubic meters of panels through the operation of ten mills (eight in the United States and two in Canada).

Arauco considers that this transaction, once consummated, will have positive effects on the Company’s results, notwithstanding that said effects are not quantifiable at this time.

2) The authorization for the issuance and publication of these Consolidated Financial Statements for the period from January 1 to December 31, 2013 was approved by the Board of Directors of Arauco at the Extraordinary Session No. 502 held on March 7, 2014.

Subsequent to December 31, 2013 and until the date of issuance of these financial statements, there have been no events, other than those discussed above, that could materially affect the presentation of these financial statements.

Index of Exhibits

1.1	English translation of the by-laws (estatutos) of Celulosa Arauco y Constitución S.A., dated as of April 22, 2014

7.1	Statement Regarding Calculation of Ratios of Earnings to Fixed Charges

8.1	List of subsidiaries

12.1	Certification of chief executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of chief executive officer and principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002