Form 20-F
period 2014-12-31
ARAUCO & CONSTITUTION PULP INC
filed 2015-04-29
CIK 1004156

As filed with the Securities and Exchange Commission on April 29, 2015

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR

15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Tel.: 56-2-2461-7221

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

Title of each class:
5.625% Notes due 2015
7.500% Notes due 2017
7.250% Notes due 2019
5.000% Notes due 2021
4.750% Notes due 2022 4.500% Notes due 2024

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Shares of Common Stock, without par value: 113,159,655.

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

CERTAIN TERMS AND CONVENTIONS

Celulosa Arauco y Constitución S.A. is a sociedad anónima (corporation) organized under the laws of the Republic of Chile, and subject to certain rules applicable to sociedades anónimas abiertas (Chilean public corporations). Except where otherwise specified or the context otherwise requires, when we refer to the “Company,” “Arauco” or “we,” in this annual report, we mean Celulosa Arauco y Constitución S.A. and its consolidated subsidiaries. When we refer to “Chile,” we mean the Republic of Chile; when we refer to “Argentina,” we mean the Argentine Republic; when we refer to “Brazil,” we mean the Federative Republic of Brazil; when we refer to “the U.S.,” “U.S.A.,” or “the United States,” we mean the United States of America; and when we refer to “Uruguay,” we mean the Oriental Republic of Uruguay. All references to “tonnes” are to metric tons (1,000 kilograms), which equal 2,204.7 pounds. One “hectare” equals 10,000 square meters or 2.471 acres. Discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

Unless otherwise specified, all references to “$,” “U.S.$,” “U.S. dollars” or “dollars” are to United States dollars; references to “Chilean pesos” or “Ch$” are to Chilean pesos; references to “Argentine pesos” or “AR$” are to Argentine pesos; references to “Brazilian reais” “Brazilian reals” or “R$” are to Brazilian reais; references to “€” or “euro” are to the euro, the single European currency established pursuant to the European Economic and Monetary Union; references to “Rubles” are to Russian rubles; and references to “UF” are to Unidades de Fomento. The UF is a unit of account that is linked to, and adjusted daily to reflect changes in, the Chilean consumer price index reported by the Instituto Nacional de Estadísticas (Chilean National Institute of Statistics). As of December 31, 2014, one UF equaled U.S.$40.59 and Ch$24,627.10.

PRESENTATION OF FINANCIAL DATA

This report includes the audited consolidated statement of financial position of Arauco and our subsidiaries as of December 31, 2014 and 2013 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014 (collectively, the “audited consolidated financial statements” or “financial statements”). In addition, this report includes selected financial information for the periods ended December 31, 2010, 2011, 2012, 2013 and 2014.

For your convenience, this annual report contains certain translations of Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, the U.S. dollar equivalent for information in Chilean pesos is based on the observed exchange rate reported by Banco Central de Chile, which we refer to as the “Central Bank of Chile” or the “Central Bank.” The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. On December 30, 2014, the observed exchange rate for Chilean pesos, as published in the Diario Oficial de la Republica de Chile (Official Gazette) on January 2, 2015, was Ch$606.75 to U.S.$1.00, and on April 22, 2015, the observed exchange rate was Ch$618.02 to U.S.$1.00. See “Exchange Rates.” You should not construe these translations as representations that the Chilean peso amounts actually represent such dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. Unless otherwise specified, references to the devaluation or the appreciation of the Chilean peso against the U.S. dollar are in nominal terms (without adjusting for inflation) based on the observed exchange rates published by the Central Bank of Chile for the relevant period.

PART I

Item  1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial information as of December 31, 2010, 2011, 2012, 2013 and 2014 and for each of the five years then ended is derived from, should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements which have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

	As of and for the year ended December 31,(1)
	2010	2011	2012	2013	2014
	(in thousands of U.S. dollars, except ratios and share data)
INCOME STATEMENT DATA
Revenue	3,767,384	4,374,495	4,298,663	5,145,500	5,328,665
Cost of sales	(2,276,446)	(2,882,455)	(3,163,432)	(3,557,210)	(3,654,146)
Gross profit	1,490,938	1,492,040	1,135,231	1,588,290	1,674,519
Other income	378,480	475,014	408,251	385,055	368,924
Distribution costs	(381,933)	(477,628)	(452,760)	(523,587)	(542,859)
Administrative expenses	(323,916)	(415,521)	(479,625)	(544,694)	(550,809)
Other expenses	(49,063)	(90,313)	(105,325)	(136,812)	(138,769)
Other gains (losses)	0	0	16,133	0	0
Finance income	15,761	24,589	23,476	19,062	30,772
Finance costs	(207,519)	(196,356)	(236,741)	(232,843)	(246,473)
Share of profit (loss) of associates and joint ventures accounted for using equity method	(7,693)	(11,897)	18,933	6,260	7,481
Exchange rate differences	(16,288)	(26,643)	(17,245)	(11,797)	(9,961)
Income before income tax	898,767	773,285	310,328	548,934	592,825
Income tax	(198,018)	(152,499)	(166,787)	(130,357)	(448,652)

Net income	700,749	620,786	143,541	418,577	144,173
BALANCE SHEET DATA
Current assets	3,152,116	2,462,660	2,785,517	2,808,321	3,140,715
Property, plant and equipment	5,088,745	5,393,978	6,816,742	7,137,467	7,119,583
Biological assets(2)	3,790,958	3,744,584	3,873,070	3,892,203	3,846,353
Total assets	12,506,332	12,552,178	14,259,614	14,493,395	14,747,454
Total current liabilities	1,209,061	1,031,945	1,546,728	1,682,016	1,547,086
Total non-current liabilities	4,456,696	4,490,083	5,747,127	5,766,839	6,385,632
Total equity	6,840,575	7,030,150	6,965,759	7,044,540	6,814,736
CASH FLOW DATA
Net cash flow from operating activities	1,137,275	980,517	442,394	897,720	985,175
Net cash flow from investing activities	(669,414)	(1,207,137)	(1,345,849)	(687,620)	(655,158)
Net cash flow from financing activities	33,852	(481,184)	1,055,482	(7,776)	(7,885)

Net increase (decrease) in cash and equivalents before effect of exchange rate changes	501,713	(707,804)	152,027	202,324	322,132
OTHER FINANCIAL DATA
Capital expenditures(3)	595,520	748,272	1,186,374	942,638	604,155
Depreciation and amortization	233,655	230,737	252,381	298,647	353,434
Fair value cost of timber harvested(4)	271,515	335,142	311,821	320,894	353,273
EBIT(4)	1,090,525	945,052	523,593	762,715	808,526
Adjusted EBITDA(4)	1,390,482	1,307,685	861,745	1,143,382	1,272,209
Adjusted EBITDA(4)/total interest expense	6.70	6.66	3.64	4.91	5.16
Adjusted EBITDA(4)/revenue	36.9%	29.9%	20.0%	22.2%	23.9%
Average debt(5)/Adjusted EBITDA(4)	2.39	2.55	4.80	4.37	3.97
Total debt(6)	3,449,569	3,283,107	4,962,116	5,026,494	5,078,430
Total debt(6)/capitalization(7)	33.5%	31.8%	41.6%	41.6%	42.7%
Total debt(6)/equity attributable to parent company	51.2%	47.3%	72.0%	71.9%	75.0%
Working capital(8)	1,943,055	1,430,715	1,238,789	1,126,305	1,593,629
Number of shares	113,152,446	113,152,446	113,152,446	113,159,655	113,159,655
Net income per share	6.14	5.41	1.2	3.4	1.2
Dividends paid	158,781	291,512	196,816	140,054	141,089
Dividends per share (U.S.$ per share)	1.40	2.58	1.74	1.24	1.25

(1)	The years 2012, 2013 and 2014 include our 50% share of our joint operation with Stora Enso Oyj, Montes del Plata, in Uruguay.
(2)	Biological assets refer to our forests and long-standing trees (current and non-current).
(3)	Includes capital expenditures in respect of property, plant and equipment and biological assets accrued for the period. Excludes acquisitions of companies.
(4)	We calculate EBIT as “net income” before “finance costs,” “finance income” and “income tax.” We calculate EBITDA as EBIT, plus “depreciation and amortization.”

Adjusted EBITDA is calculated by adding “fair value cost of timber harvested,” “exchange rate differences” and other expenses, and deducting “gain from changes in fair value of biological assets” to EBITDA. “Fair value cost of timber harvested” is a non-cash expense included in our cost of sales (as a component of raw materials) that represents the fair value of the wood harvested and sold from our own plantations, which is commonly excluded from the non-generally accepted accounting principles (non-GAAP) measures used by analysts to compare participants in our industry as it is a non-cash item (purchases of wood from third parties are cash expenses that are not included in “fair value cost of timber harvested”). “Gain from changes in fair value of biological assets” is a gain that does not represent cash flow. We believe that Adjusted EBITDA provides investors with a useful supplemental indicator of the performance of our core business because (i) it cancels out the effects of fair value that are independent of the cost efficiency of our operating facilities and (ii) it excludes the effect of exchange rate differences, which are mainly derived from our debt instruments, and the effect of local costs given that our functional currency is the U.S. dollar.

In evaluating the performance of Arauco, we believe that each of these non-GAAP financial measures should be considered together with and should not be considered in isolation, or as a substitute for, the analysis of our results as reported under IFRS. Some of the limitations of our non-GAAP financial measures are that EBIT, EBITDA and Adjusted EBITDA do not reflect: (i) our cash expenditures, or future requirements, for capital expenditures or contractual commitments; (ii) changes in, or cash requirements for, working capital needs; or (iii) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our outstanding debt.

Because all companies do not calculate EBIT, EBITDA or Adjusted EBITDA in the same manner, such measures as calculated by us may differ from such measures calculated by other companies. We compensate for these limitations by using EBIT, EBITDA and Adjusted EBITDA as supplemental measures to monitor our performance and by relying primarily on our financial statements that have been prepared in accordance with IFRS.

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

	As of and for the year ended December 31,
	2010	2011	2012	2013	2014
	(in thousands of U.S. dollars)
Net income	700,749	620,786	143,541	418,577	144,173
(+) Finance costs	207,519	196,356	236,741	232,843	246,473
(-) Finance income	(15,761)	(24,589)	(23,476)	(19,062)	(30,772)
(+) Income Tax	198,018	152,499	166,787	130,357	448,652
EBIT	1,090,525	945,052	523,593	762,715	808,526
(+) Depreciation and amortization	233,655	230,737	252,381	298.647	353,434
EBITDA	1,324,180	1,175,789	775,974	1,061,362	1,161,960
(+) Fair value cost of timber harvested	271,515	335,142	311,821	320,894	353,273
(-) Gain from changes in fair value of biological assets	(221,501)	(229,889)	(243,295)	(269,671)	(284,497)

(+) Exchange rate differences	16,288	26,643	17,245	11,797	9,961
(+) Others(9)	0	0	0	19,000	31,512

Adjusted EBITDA	1,390,482	1,307,685	861,745	1,143,382	1,272,209

(5)	Average debt is calculated as the average of total debt between the beginning and the end of the applicable year.
(6)	Total debt is calculated as the sum of other current financial liabilities and other non-current financial liabilities, less hedging instruments.
(7)	Capitalization is calculated as total debt, including accrued interest, plus total equity.
(8)	Working capital is calculated by subtracting current liabilities from current assets.
(9)	“Others” includes other non-cash expenses or gains.

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

	Daily Observed Exchange Rate
Year Ended December 31,	High	Low	Average(1)	Period-End
	Ch$ per U.S.$
2010	549.17	468.01	510.22	468.01
2011	533.74	455.91	483.57	519.20
2012	519.69	469.65	486.59	479.96
2013	532.97	467.38	495.00	523.76
2014	621.41	527.53	570.34	606.75
Months (2014-2015)
November	605.46	580.62	593.91	605.46
December	621.41	606.75	612.98	606.75
January	632.03	612.47	622.11	632.03
February	632.19	616.86	622.95	618.76
March	642.18	617.38	628.86	626.58
April (through April 22)	621.10	610.74	615.06	618.02

Source: Central Bank of Chile

(1)	For each year, the average of the month-end exchange rates for the relevant year. For each month, the average daily exchange rate for the relevant month.

On April 22, 2015, the observed exchange rate, as published in the Official Gazette on April 23, 2015, was Ch$618.02 to U.S.$1.00.

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

Forward-looking statements involve inherent risks and uncertainties. These forward-looking statements are based on current plans, estimates and projections; therefore, readers should not place undue reliance on them. Actual results could differ materially from those projected in such forward-looking statements because of various factors that may be beyond our control, including but not limited to our ability to service our debt, fund our working capital requirements, comply with financial covenants in certain of our debt instruments, fund and implement our capital expenditure programs and maintain our relationships with customers, as well as a change in control, the effects on us from competition, future demand for forestry, panels and wood products in the Chilean, Argentine, Brazilian, Uruguayan and North American export markets, international prices for forestry and wood products, the condition of our forests, possible shortages of energy, including electricity, the state of the Chilean and world economies and manufacturing industries, the relative value of the Chilean peso compared to other currencies, inflation, increases in interest rates, the effects of earthquakes, floods, tsunamis or other catastrophic events and changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities. Forward-looking statements in this annual report speak only as of their dates, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

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

Prices for many of the products we sell can fluctuate significantly. The price of commodities such as pulp, panels and sawn timber are highly correlated with international prices. Consequently, the prices that we are able to charge for these products are highly dependent on prevailing international prices. Historically, such prices have been subject to substantial variation. For example, during the period from January 1, 2012 to December 31, 2014, the average price for Norscan bleached softwood kraft market pulp (pulp produced in Canada and Northern Europe and sold to manufacturers of paper products delivered in Northern Europe, or NBSK), which is the benchmark for softwood bleached pulp, ranged from a low of U.S.$762.18 per tonne in October 2012 to a high of U.S.$933.68 per tonne in December 2014. During the last quarter of 2008 and the first quarter of 2009 there was a very rapid and significant reduction in the international prices of the products we sell and commodity prices in general as a result of the global financial crisis. In the second half of 2009, the international prices of the products we sell and commodity prices in general increased up to pre-financial crisis levels and continued at high levels in 2010 and the first half of 2011. In the second half of 2011, pulp prices started to decline. During 2012, prices for bleached hardwood kraft pulp increased steadily, but did not reach the 2011 average price. In 2012, the average price for NBSK continued to decline until September, increasing during the fourth quarter. During 2013 average prices of our products increased compared to those of 2012, due to an improvement of the U.S. real estate and construction market and higher demand of pulp in Asia. In 2014, the shortfiber pulp market had two new pulp mills entering the market with a combined annual production capacity of 2.8 million tonnes. The additional supply caused Bleached Eucalyptus Kraft Pulp (BEKP) prices to decline during the first nine months of the year, reaching its lowest price at U.S.$724.27 per tonne in September. For the last three months of 2014, BEKP prices began to increase and ended the year at U.S.$742.90 per tonne. On the other hand NBSK stood at high price levels throughout the year, reaching U.S.$932.06 per tonne at the end of December. All solid wood markets improved during 2014, with increased demand that permitted the sales mix and prices, to improve with respect to 2013. Asian markets, in particular, Japan, South Korea and China followed this positive trend. The North American market, despite an improvement in the Housing Starts index, did not show significant improvement, however prices rose in our solid wood moldings business. Notwithstanding these recent increases in our prices, global economic conditions may exert downward pressure on commodity prices, including the international prices of the products we sell, which could result in material and adverse declines in our revenues, results of operations and financial condition. We have no control over the factors that cause prices to change which include, among others:

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

We experience substantial worldwide competition in each of our geographical markets and in each of our product lines. Several of our competitors are larger than we are and have greater financial and other resources. The pulp industry is sensitive to changes in industry capacity and producer inventories, as well as to cyclical changes in the world’s economies, all of which may significantly affect selling prices and, thereby, our profitability. One or more of these factors could materially and adversely affect our business, financial condition, results of operations and cash flows.

Global economic developments, and particularly economic developments in the Asian, European and U.S. economies, could have an adverse effect on the demand for our products, our financial condition, results of operations and cash flows.

The global economy, and in particular global industrial production, is the primary driver of demand for pulp, paper and wood products. Global industrial production dropped during the second half of 2008 and first half of 2009 due to the financial crisis and global economic conditions, resulting in a significant and widespread contraction in demand for pulp, paper and wood products. A continued decrease in the level of activity in either the domestic or the international markets within which we operate could adversely affect the demand and the price of our products and thus our cash flows and operational and financial results. Due to this downturn in global industrial production, our pulp segment experienced significant price declines in the last quarter of 2008 and the first quarter of 2009, which severely affected our results. In addition, the significant downturn in the home-building industry in the United States and Europe resulted in increased inventories of available new homes, significant declines in home prices, loss of home-equity values and loss of consumer confidence and demand. As a result of these events, our plywood and panel sales were adversely affected, continuing a downward trend both in volume and price across all markets. Our medium-density fiberboard molding sales also experienced a sharp decline in volume mainly due to lower activity in the United States and Canadian construction markets. Our wood products segment, which is also highly dependent on the strength of the home-building industry, experienced decreases in its prices of and demand for its products. The decrease in demand of sawn timber products due primarily to the credit crisis and downturn in the real estate market in the United States resulted in our decision to close five sawmills in 2008 and 2009. In this context our Bossetti sawmill in Argentina was also closed in 2010.

In late 2009, high levels of sovereign debt and insufficient public sector revenues resulted in a European sovereign debt crisis. During this crisis, credit rating agencies downgraded the credit ratings of many of the Eurozone governments, including Greece, Spain, Italy, Portugal and France, among others. During 2011 and 2012, the deepening of this crisis caused a general economic downturn in Europe, which negatively affected the banking and credit systems, employment and production. As a result, demand and prices for pulp and wood products declined in the European market.

Export sales of our sawn timber products to Asia accounted for 41.4% of our revenue in 2014 compared to 37.0% in 2013 and 32.8% in 2012, and export sales of our wood products to North America accounted for 33.7% of our revenue in 2014 compared to 26.8% in 2013 and 35.5% in 2012. Our business, financial condition, results of operations and cash flows could be materially and adversely affected if the economic conditions in Asia, Europe, the United States and elsewhere abroad deteriorate, and if we are unable to reallocate our sawn timber and other products to other markets on equally beneficial terms, which could require us to recognize additional impairment charges.

We depend on free international trade as well as economic and other conditions in our principal export markets.

In 2014, export sales, defined as sales out of the country where our goods were produced, accounted for 62.0% of our total revenues. During this period, 52.0% of our export sales were to customers in Asia and Oceania, 20.0% to customers in North America, 10.7% to customers in Europe, 10.7% to customers in Central and South America and 6.6% to customers in other countries. As a result, our results of operations and cash flows depend, to a significant degree, on economic, political and regulatory conditions in our principal export markets. Our ability to compete effectively in our export markets could be materially and adversely affected by a number of factors beyond our control, including deterioration in macroeconomic conditions, exchange rate volatility, government subsidies and the imposition of increased tariffs or other trade barriers. If our ability to sell our products competitively in one or more of our principal export markets were impaired by any of these developments, it might be difficult to re-allocate our products to other markets on equally favorable terms and our business, financial condition, results of operations and cash flows might be adversely affected.

We are located in a seismic area that exposes our property in Chile to the risk of earthquakes and tsunamis, and we experienced significant business disruption and losses as a result of the February 27, 2010 earthquake.

Our properties in Chile are located in a seismic area that exposes our facilities, plants, equipment and inventories to the risk of earthquakes and even subsequent tsunamis in some areas. A significant earthquake or other catastrophic event could severely affect our ability to meet our production targets, or satisfy customer demand and could require us to make unplanned capital expenditures, resulting in lower sales and having a material adverse effect on our financial results.

On February 27, 2010, an earthquake measured at a magnitude of 8.8 on the Richter scale, followed by a tsunami that affected the coast, occurred in the South-Central Region of Chile, an area where we maintain a substantial portion of our Chilean industrial operations. Immediately after the earthquake, all of our production units applied their contingency plans, which involved shutting down operations and evaluating the damage caused to each facility by the earthquake. As a result of the earthquake and the subsequent tsunami, our Mutrún sawmill was destroyed. The Mutrún sawmill represented 6% of our sawn timber production capacity in Chile when it became inoperable.

The suspension of our operations in Chile resulted in significant asset impairment charges due to earthquake-related damage to property and inventories as well as a significant decrease in our sales volumes due to plant closures, which had an adverse effect on our results of operations and cash flows. Our insurance policies provided coverage up to an aggregate amount of U.S.$650 million for damages to our property, plant, equipment and inventories, with a deductible of U.S.$3 million for property damage, and for losses due to business interruption caused by such damage after the first 21 days for business interruption. On November 15, 2011, we and the insurers accepted the final report of the insurance adjusters. In accordance with such final report, we received a total recovery of U.S.$532.0 million. We cannot assure you that we will not experience other suspensions or interruptions or unexpected damage to our property as a result of other earthquakes, aftershocks, tsunamis, any related repair and maintenance or other consequences associated with such events, any of which could have a material and adverse effect on our revenue, results of operations and financial condition.

The costs to comply with, and to address liabilities arising under, environmental laws and regulations could adversely affect our business, financial condition, results of operations and cash flows.

In each country where we have operations, we are subject to a wide range of national and local environmental laws and regulations concerning, among other matters, the preparation of environmental impact assessments for our projects, the protection of the environment and human health, the generation, storage, handling and disposal of waste, the discharge of pollutants and the remediation of contamination. As a forest products manufacturer, we generate air and water emissions and solid and hazardous wastes. These emissions and our waste disposal are subject to limits or controls prescribed by law or by our operating permits, and we may be required to install or upgrade our pollution control equipment in order to meet these legal requirements. We have made, and expect to continue to make, expenditures to maintain compliance with environmental laws. Notwithstanding our policy to strictly comply with all requirements established by applicable environmental laws, any failure to comply with such environmental laws may result in civil, administrative or criminal fines or sanctions, claims for environmental damages, remediation obligations, the revocation of environmental authorizations or the temporary or permanent closure of facilities. Environmental regulations in Chile and other countries in which we operate have become increasingly stringent in recent years (for example, in connection with the approval and development of new projects), and this trend is likely to continue. Future changes in environmental laws, or in the application, interpretation or enforcement of those laws, including new or stricter requirements related to harvesting activities, air and water emissions and/or climate change regulations, could result in substantially increased capital, operating or compliance costs, impose conditions that restrict or limit our operations or otherwise adversely affect our business, financial condition, results of operations and cash flows. These changes could also limit the availability of our funds for other purposes, which could adversely affect our business, financial condition, results of operations and cash flows.

We have been subject to a number of environmental administrative and judicial proceedings in Chile, including proceedings related to the Valdivia Mill, the Arauco Mill, the Nueva Aldea complex and the Licancel Mill. As a result of these proceedings, we have been subject to monetary fines as well as sanctions, including orders to suspend or limit our operations. In the United States, our Moncure mill was subject to an administrative proceeding by the North Carolina Department of Environment and Natural Resources. We negotiated a settlement that included a monetary fine and an agreement to replace certain emissions control equipment. The equipment was successfully rebuilt rather than replaced, and following demonstrated compliance, the administrative proceeding was closed on February 27, 2015. Our Eugene, Oregon mill was subject to an administrative proceeding by the Lane Regional Air Protection Agency. We negotiated a settlement that included monetary fines and an agreement to implement improvements to certain emissions control equipment and processes. Additional proceedings, enforcement actions or claims related to compliance with environmental requirements or alleged environmental damages may also be brought against us in the future. Any such proceedings or claims may have an adverse effect on our business, financial condition, results of operations and cash flows. See “Item 3. Key Information—Risk Factors—Risks Relating to Us and the Forestry Industry—Environmental concerns led to the temporary suspension of our operations at the Valdivia Mill in 2005, which adversely affected, and in the future may continue to adversely affect, our business, financial condition, results of operations and cash flows.”

Environmental concerns led to the temporary suspension of our operations at the Valdivia Mill in 2005, which adversely affected, and in the future may continue to adversely affect, our business, financial condition, results of operations and cash flows.

Our operations at the Valdivia Mill, have been subject to environmental scrutiny by Chilean environmental regulators and the Chilean public since the mill began its operations in 2004. A variety of concerns and claims have been raised regarding the mill’s potential environmental impacts in the area. Primarily, it has been alleged that the mill’s operations impacted the habitat of the nearby Carlos Anwandter Nature Sanctuary and contributed to the migration and death of black-neck swans living in the area. In connection with an environmental administrative proceeding, environmental regulators required us to temporarily suspend operations at the Valdivia Mill for approximately one month in January 2005.

In June 2005, we again suspended operations at the Valdivia Mill until certain technical and legal conditions could be clarified with the applicable regulatory authorities. We estimate this suspension resulted in a loss of sales of approximately U.S.$1.0 million per day and a loss of profits of approximately U.S.$250,000 per day. Pursuant to the decision of our Board of Directors, based on certain clarifications provided by the Comisión Regional del Medio Ambiente (the regional environmental authority, or COREMA), of the Tenth Region of Chile, the mill resumed operations in August 2005, after 64 days of suspended operations, at 80% of its authorized production capacity. In order to achieve the full production capacity authorized by applicable permits, the mill had to fulfill certain new requirements established by the COREMA. In January 2008, the COREMA authorized the Valdivia Mill to return to its annual authorized production capacity of 550,000 tonnes. The mill gradually increased its production over a four-month period starting in March 2008 and reached full capacity in June 2008.

In June 2007, we were required to submit to the COREMA of the Tenth Region of Chile an environmental impact study for the implementation of substantial technological improvements on the quality of the effluents generated by the Valdivia Mill. In June 2008, the COREMA approved that environmental impact study subject to certain conditions that, in our opinion, adversely affected the feasibility of the project. For such reason, we filed an appeal before the Consejo Directivo (Directive Council) of the Comisión Nacional del Medio Ambiente (National Environmental Commission , or CONAMA), challenging the conditions imposed by the COREMA. Our administrative appeal was partially accepted by the CONAMA, which upheld some of the conditions that we believed would adversely affect the feasibility of the project. Consequently, in September 2009, we presented another appeal in the relevant court. On December 5, 2012, the Environmental Evaluation Service of the Tenth Region of Chile authorized certain changes to the project based on the implementation of certain technological improvements. Then, on November 9, 2012, we withdrew our appeal. The court approved the withdrawal on November 29, 2012.

Until October 2007, our Valdivia Mill was under the jurisdiction of the COREMA of the Tenth Region of Chile, but due to a change in legislation creating two additional administrative regions in Chile, our Valdivia Mill became subject to the jurisdiction of the COREMA of the Fourteenth Region of Chile. In February 2009, as previously required by the COREMA of the Tenth Region of Chile, we submitted an environmental impact study for the construction of a pipeline to discharge the Valdivia Mill’s wastewater in the Pacific Ocean near Punta Maiquillahue, complying with the requirement that such wastewater be discharged in a body of water other than the Cruces River, the Carlos Anwandter Nature Sanctuary or their respective sources. In February 2010, through Exempt Resolution No. 27/2010, the COREMA approved this environmental impact study subject to additional conditions, certain of which we challenged before the Directive Council primarily because they would have prohibited the discharge of wastewater into the Cruces River under any circumstance, including emergencies. On October 23, 2012, the Committee of Ministers passed Exempt Resolution No. 1052, which upheld in part our appeal in permitting the discharge into the Cruces River upon the occurrence of certain contingencies that may affect the normal functioning of the conduction system and/or outfall, including bombings or sabotage, natural disasters, or accidents caused by third parties. On March 29, 2010, two Chilean individuals filed a recurso de participación ciudadana (reclamation action) before the COREMA of the Fourteenth Region of Chile, challenging Exempt Resolution No. 27/2010. On April 30, 2013, the Committee of Ministers passed Exempt Resolution No. 391, which upheld in part such reclamation action, modifying paragraph 4.8.3, and updating tables 8, 9.a and 9.b of the Exempt Resolution No. 27/2010 (thereby establishing effluent discharge limits for 13 parameters, including total chromium, total hydrocarbons, sulfur, oil and grease, suspended solids and phosphorus). According to Chilean law, the environmental permit shall expire five years after its issuance, provided that the execution of the respective project has not begun. However, on May 16, 2014 the regional environmental authority issued letter No. 165 in which it recognized that although we have not yet carried out physical works with respect to the project, we have carried out systematic, uninterrupted and permanent activities towards its execution.

The construction and operation of the pipeline requested by the environmental authority in order to discharge the Valdivia Mill’s wastewater in a body of water other than the Cruces River, the Carlos Anwandter Nature Sanctuary or their respective sources, remains subject to many environmental, regulatory, engineering and political uncertainties. As of the date of this annual report, it has not been possible to obtain the relevant permits and authorizations for the project. As a result, we cannot provide any assurances that the project will be completed and that any deadline extensions would be granted, even if we comply with all the requirements that may be set forth by those authorities. If the installation of the pipeline is delayed for reasons attributable to us, we may face sanctions that include warnings, fines or the revocation of the Valdivia Mill’s environmental permit for operation. See “Item 4. Information on the Company—Description of Business—Pulp—Pulp mills—Chile—Valdivia Mill” and “Item 8. Financial Information—Legal Proceedings.”

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

We have been subject to legal proceedings related to our mills which could adversely affect our business, financial condition, results of operations and cash flows.

In April 2005, the Consejo de Defensa del Estado (National Defense Council), the Chilean national agency that institutes legal proceedings on behalf of the Chilean government, instituted a civil lawsuit seeking reparations, damages and indemnification from us for environmental harm caused in the Carlos Anwandter Nature Sanctuary allegedly caused by effluent discharges from our Valdivia Mill. The National Defense Council did not quantify the damages it was seeking in connection with the Valdivia Mill lawsuit. On July 27, 2013, a civil court of Valdivia ruled that the alleged environmental events were mainly caused by the Valdivia Mill. We decided not to appeal this ruling, in order to create the conditions to shortly begin an effective implementation of measures in favor of that Nature Sanctuary, without the delay of further legal action. In April 2014, we agreed with and paid the National Defense Council an indemnification amount of approximately U.S.$5,000,000. This indemnification is in addition to another U.S.$5,000,000, which will be designated for social programs for the benefit of the community of Valdivia. There were four additional measures ordered by the ruling (though not included in the agreement with the National Defense Council), which were discussed by the members of the Consejo Científico Social (Social Council) , which includes representatives from Arauco, the National Defense Council, academic institutions, NGOs and public authorities. These measures are: (i) conducting a study, within one year, undertaken by an interdisciplinary committee of experts, about the current status of the wetland; (ii) creating an artificial sentinel wetland for representative species, upriver from the discharge of effluents; (iii) implementation of a monitoring program of environmental impact, within a five-year period; and (iv) creating a new research center focused on wetlands (Centro de Investigación de Humedales).

The National Defense Council and Arauco have agreed upon the manner in which these measures will be implemented.Since the end of 2004, we have been subject to various criminal proceedings relating to alleged violations of several environmental laws in Chile, some of which have been either terminated or abandoned by the prosecutor (decisión de no perseverar) as of the date of this annual report. See “Item 8. Financial Information—Legal Proceedings.” The commencement of similar criminal proceedings against Arauco at any time in the future could adversely affect some of our mills. We can neither predict the likelihood that we will face such similar proceedings in the future, nor the likely outcome or impact of any such proceedings

We are also subject to certain administrative proceedings as a result of a pipe leakage in the Nueva Aldea Mill in 2013, and the death of fish in the Cruces River in January 2014, close to the Valdivia Mill effluent discharge, which are both currently under investigation by the competent authorities. We cannot assure you that, as a result of such proceedings, our mills will be able to operate without interruption. Any such interruption, or unexpected costs to resolve such proceedings, could have a material and adverse effect on our business, financial condition, results of operations and cash flows.

We are subject to a substantial tax claim in Argentina.

On December 14, 2007, the Administración Federal de Ingresos Públicos (Federal Administration of Public Revenues, or AFIP), Argentina’s internal revenue service, notified our Argentine subsidiary, Alto Paraná S.A., which effective January 1, 2015, changed its name to Arauco Argentina S.A., or Arauco Argentina, of a claim for alleged unpaid taxes for fiscal years 2002, 2003 and 2004 in the aggregate amount of AR$418 million (or approximately U.S.$105 million at the then-current exchange rate) including principal, interest and penalties accrued through such date, arising from a dispute regarding certain income tax deductions (related to debt issued by Arauco Argentina in 2001 and repaid in 2007) taken by Arauco Argentina and challenged by the AFIP. On February 8, 2010, Tribunal Fiscal de la Nación (Argentina’s Tax Court), issued an administrative ruling requiring that Arauco Argentina pay the AFIP’s claim in full.

Arauco Argentina appealed this administrative ruling to the Court of Appeals, in addition to filing an injunctive action requesting that the court stay Arauco Argentina’s payment obligation until resolution of its pending appeal. On May 13, 2010, the Court of Appeals granted an injunction of Arauco Argentina’s payment obligation in exchange for the posting of a surety bond in the amount of AR$633.6 million (or approximately U.S.$129 million at the then-current exchange rate). On December 28, 2012, the Court of Appeals dismissed Arauco Argentina’s appeal. Arauco Argentina appealed this decision before the Argentine Supreme Court of Justice, or the Argentine Supreme Court. The appeal has been under consideration by the Argentine Supreme Court since May 29, 2013. The injunction granted by the Court of Appeals is still in force.

We can offer no assurance that the Argentine Supreme Court will issue a ruling favorable to us. If the Argentine Supreme Court upholds the decision of the Court of Appeals, Arauco Argentina will be required to satisfy the above-mentioned claim (together with interest accrued), an outcome that would have an adverse effect on our financial condition and results of operations. For more information regarding this claim or any other substantial tax claim in Argentina, see “Item 8. Financial Information—Legal Proceedings—Tax Litigation in Argentina.”

Our ability to access local and international credit or capital markets may be restricted at a time when we need financing, which could have a material adverse effect on our flexibility to react to changing economic and business conditions.

As of December 31, 2014, we had approximately U.S.$5,078.4 million of outstanding indebtedness. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Contractual obligations.” The economic environment prevailing at any point in time may prevent us from accessing, or restrict our access to, credit and capital markets to satisfy our financing needs, or we may not be able to refinance our existing indebtedness on terms that are favorable to us or at all. If we are unable to refinance our indebtedness as it becomes due, or if we refinance such indebtedness on terms that are not favorable to us, our business, results of operations and financial condition could be materially and adversely affected.

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

Our operations are subject to various risks affecting our forests and manufacturing facilities, including disease and fire. Although to date certain pests and diseases afflicting radiata or taeda pine plantations in other parts of the world have not significantly affected the forestry industries in Chile, Argentina, Brazil or Uruguay, these pests or diseases do migrate and may significantly affect the forestry industries in Chile, Argentina, Brazil or Uruguay in the future. Similarly, forest fires are always a risk, particularly during low rainfall conditions. We do not maintain insurance against pests, diseases or, in certain areas, fires that could affect our forests, and as a result, our business, financial condition, results of operations and cash flows could be adversely affected if any of these risks were realized.

Commencing on December 31, 2011, wildfires, exacerbated by high temperatures and strong winds, broke out in the Eighth Region of Chile. As a result, the fires destroyed our Nueva Aldea plywood mill and approximately 8,200 hectares of our forest plantations. The affected forest plantations represented approximately 0.8% of our total forest plantations. Our Nueva Aldea plywood mill, which represented a cash investment of approximately U.S.$110 million, had an annual production capacity of 450,000 cubic meters, representing approximately 14.2% of our total panel production capacity at the time of the event. Although the plywood mill at Nueva Aldea and our forest plantations were insured, our insurance is subject to deductibles and caps, including a 15-day deductible relating to our business interruption insurance for the Nueva Aldea plywood mill. We received U.S.$143.1 million from these insurance policies. In December 2013, we finished reconstruction of the Nueva Aldea plywood mill and began the start-up and commissioning process. During 2014, we continued the start-up and commissioning process. We expect that our Nueva Aldea plywood mill will be in full production by the second half of 2015 and that it will have an annual production capacity of 360,000 cubic meters of plywood panels.

During the fourth quarter of 2014 and the first quarter of 2015, fires affected our forest plantations and destroyed 8,570 hectares.

Climate change may negatively affect our business, financial condition, results of operations and cash flows.

A growing number of scientists, environmentalists, international organizations, regulators and other commentators maintain that global climate change has contributed, and will continue to contribute, to the increasing unpredictability, frequency and severity of natural disasters (including, but not limited to, hurricanes, droughts, tornadoes, freezes, other storms and fires) in certain parts of the world. As a result, a number of legal and regulatory measures as well as social initiatives have been introduced in numerous countries in an effort to reduce carbon dioxide and other greenhouse gas emissions, which some argue are substantial contributors to global climate change. Such reductions in greenhouse gas emissions could result in increased energy, transportation and raw material costs and may require us to make additional investments in facilities and equipment. In addition, our plantations are located in regions which have ideal climatic conditions for a short growing cycle. Any climate changes that negatively affect such favorable climate conditions in central or southern Chile or in any region in which we benefit from favorable climate conditions could adversely affect the growth rate and quality of our plantations, or our production costs. Although we cannot predict the impact of changing global climate conditions, if any, or if legal, regulatory and social responses to concerns about global climate change, any such occurrences may negatively affect our business, financial condition, results of operations and cash flows.

Our operations could be adversely affected by labor disputes.

Approximately 30% of our employees in Chile, 47% of our employees in Argentina, almost 100% of our employees in Brazil and none of our employees in the United States or Canada were unionized as of December 31, 2014. In the past, certain work slowdowns, stoppages and other labor-related disruptions have adversely affected our operations.

During 2014, there were two events of transportation contractors blocking the entrance to our Validivia mill. The first event was on June 12, 2014 and lasted one day. The second was between August 29 and September 5, 2014. Also, there were four separate occasions of transportation contractors blocking the entrances of our Horcones complex (timber, panels, forestry and pulp)on February 24 and 25, September 3, October 22 and 23, and November 20, 2014.

In January 2013, we experienced a four-day stoppage in Chile at the Arauco plywood mill in January 2013, caused by employees of third-party contractors.

In Chile, we also experienced (i) a four-day work stoppage in July 2012 at our Arauco plywood mill located in Arauco, during which production resumed partially after the second day; (ii) a ten day work stoppage in November 2009 at our Constitución, Arauco, Nueva Aldea, Horcones and Trupán-Cholguán complexes; (iii) a three-day work stoppage in September 2009 at our Constitución, Valdivia, Arauco, Nueva Aldea, Horcones and Trupán-Cholguán complexes, each of which was caused by the employees of our third-party forestry contractors at each of the respective facilities.

In Argentina, we experienced a five-day stoppage at Arauco Argentina’s mills in Misiones in January 2015, as a result of a road blockage lead by the truckers union, and we also experienced a four-day stoppage at Arauco Argentina’s pulp mill in December 2014 as a result of a strike by the pulp union.

In Argentina, during 2011 and 2010, we experienced (i) a three-day stoppage at Arauco Argentina’s chemical mill in March 2011, as a result of a strike by the chemical union and (ii) a four-day stoppage at Arauco Argentina’s pulp mill in September 2010, as a result of a strike by the pulp union, but these strikes were limited to two hours per shift and did not materially affect operations. During 2013, we experienced (i) a 27-day stoppage at Arauco Argentina’s Zarate mill in April 2013, as a result of a strike by the construction union; (ii) a two-day stoppage at Arauco Argentina’s chemical mill in May 2013, as a result of a strike by the Santa Fe Federation of Labour; and (iii) a one-day stoppage at Arauco Argentina’s pulp mill in June 2013 and a three-day stoppage at Arauco Argentina’s pulp mill in October 2013, both as a result of a strike by the pulp union.

Our Brazilian operations have not experienced any work stoppages in the last five years.

In September 2011, we experienced a 21-day work stoppage of construction at the Montes del Plata joint operation in Uruguay. In 2012, we experienced approximately 17 days of work stoppages and in 2013, approximately 33 days of work stoppages during the construction at Montes del Plata. These stoppages were caused by national and local strikes related to various labor conflicts.

Our Canadian and U.S. operations did not experience any work stoppages in 2012, 2013 or 2014.

We renewed all of the collective-bargaining agreements that expired during 2014 in Chile. We cannot assure you that a work slowdown, or a work stoppage or strike, will not occur prior to or upon the expiration of our labor agreements, and we are unable to estimate the adverse effect of any such work slowdown, stoppage or strike on our sales.

In addition, we depend to a significant extent on employees of contractors to which we outsource a wide range of services including management of certain of our plantations and transportation of raw materials and products. On July 1, 2012, we commenced the process of insourcing the operation of 13 sawn timber industrial facilities, which had previously been managed by third-party companies. In the process, we hired 2,900 employees of these third-party companies. As of December 31, 2014, we had contracts with approximately 1,426 contractors, who employed approximately 26,934 employees. Under Chilean and Brazilian labor legislation, we are secondarily liable for the payment of labor and the social security obligations owed to employees of our contractors. In Chile, in the event that we do not exercise the rights granted to us by the labor laws regarding the supervision of our contractors in their compliance of their labor and social security obligations, then our responsibility is elevated from secondary to joint and several, thus enabling an employee of a contractor to bring a claim relating to these obligations against both the contractor and us, as the party hiring such contractor, although the contractor would remain primarily liable for such obligations. Generally, we are also responsible for the health and safety conditions of the contractors’ workers and are obligated to ensure that the contractors comply with all obligations related to such conditions while such workers are performing activities for us within our corporate purpose.

In Argentina, substantially similar joint liability rules apply to a principal and its contractors. In addition, national rural labor law, Law No. 26,727, promulgated on December 28, 2011 and fully operational since March 2013, permits contractor employees under forestry contracts to bring actions directly against the principal to whom the employees’ services are being provided, instead of requiring them to bring actions against the contractor. For work or services related to the ordinary production process of a principal, the law provides that an employment relationship is deemed to exist between the principal and the employee of the contractor.

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

As of December 31, 2014, 64.2% of our property, plant and equipment and forest assets were directly owned by Celulosa Arauco y Constitución S.A., and our Chilean subsidiaries, and in 2014, 65.2% of our revenues were attributable to our Chilean operations. Accordingly, our business, financial condition, results of operations and cash flows depend, to a considerable extent, upon economic conditions in Chile. Future changes in the Chilean economy could adversely affect our business, financial condition, results of operations and cash flows and may impair our ability to proceed with our strategic plan of business. In addition, such changes may impact the market price of our securities.

The Chilean government’s actions have had and may continue to have a material effect on private sector entities. We have no control over and cannot predict how government intervention and policies will affect the Chilean economy or, directly and indirectly, our operations and revenues.

The Chilean government has exercised and continues to exercise substantial influence over many aspects of the economy. In this context, in September 2014, the Chilean Congress approved a tax reform bill that has a significant impact on Chilean companies. See “A tax reform bill with significant changes for companies was approved in September 2014 and the Chilean Superintendency of Securities and Insurance, or SVS, modified accounting reporting standards for companies under its supervision in October 2014.” We have no control over and cannot predict how government intervention and policies will affect the Chilean economy or, directly and indirectly, our operations and revenues. Our operations and financial condition and the market price of our securities may be adversely affected by changes in policies involving exchange controls, taxation and other matters.

A tax reform bill with significant changes for companies was approved in September 2014 and the Chilean Superintendency of Securities and Insurance, or SVS, modified accounting reporting standards for companies under its supervision in October 2014.

On September 29, 2014, Law No. 20,780, or the Tax Reform, was published in the Official Gazette, introducing significant changes to the Chilean taxation system and strengthening the powers of the Servicio de Impuestos Internos (Chilean IRS) to control and prevent tax avoidance. The Tax Reform contemplates, among other matters, changes to the corporate tax regime to create two tax regimes. Starting on January 1, 2017, Chilean companies will be able to opt between two tax regimes: (i) the sistema parcialmente integrado (the partially integrated regime); or (ii) the sistema de renta atribuida (the deemed taxation regime). Under both regimes, the corporate tax rate will be gradually increased to 24% by 2016 (21% in 2014, 22.5% in 2015 and 24% in 2016). Depending on the tax regime chosen by a company, tax rates will gradually be increased to a maximum rate of 25% in 2017, in the case of the deemed taxation regime or 27% in 2018, in the case of the partially integrated regime.

Under the amended regulations as a sociedad anónima, the default regime that applies to us is the partially integrated regime, unless a subsequent shareholders meeting of the Company elects to apply the deemed taxation regime.

The Superintendency of Securities and Insurance issued Oficio Circular No. 856 on October 17, 2014 which instructs regulated entities to record as a charge to shareholders’ equity in their statutory financial statements the difference in deferred tax assets and liabilities that results from the increase in the tax rate set forth in Law No. 20,780. The impact of this circular has been incorporated in the statutory financial statements which are used to determine the distributable income. This circular differs from International Financial Reporting Standards (IFRS) which requires the impact to be recorded as part of the income statement. However, the financial statements that we prepared and filed with the SVS as of and for the periods ended September 30 and December 31, 2014, account for deferred taxes in accordance with Oficio Circular No. 856.

In the attached financial statements prepared in accordance with IFRS, the effect of the change in the tax rate of first category in assets and liabilities relating to deferred taxes results in an expense of U.S.$292,717,000 (U.S.$292,155,000 attributable to owners of parent) reclassified to the income statement.

Further amendments could affect our income tax rates. We have no control and cannot predict how such amendments will affect, directly or indirectly, the Chilean economy or our operations and revenues. Our operations and financial condition and the market price of our securities may be adversely affected by changes in policies involving exchange controls, taxation and other matters. Furthermore, the change imposed by SVS by Oficio Circular 856 dated October 17, 2014, obliging companies under its supervision not to follow IFRS could lead investors to improperly determine Arauco’s results with respect to the effect of the tax reform on Arauco’s deferred taxes.

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

Chile has experienced high rates of inflation in the past, the highest of which occurred more than 20 years ago. The annual rates of inflation (as measured by changes in the consumer price index and as reported by the Chilean National Institute of Statistics) in 2010, 2011, 2012, 2013 and 2014 were 3.0%, 4.4%, 1.5%, 3.0% and 4.6% respectively. High levels of inflation in Chile could adversely affect the Chilean economy and have a material adverse effect on our revenues, results of operations, financial condition and cash flows. Changes in the rate of inflation in Chile could continue in the future. Due to the competitive pressures we face in each of our product lines, we may not be able to increase prices in lock-step with inflation, which could materially and adversely affect our revenues, results of operations, financial condition and cash flows.

Currency fluctuations may have a negative effect on our financial results.

The Chilean peso has been subject to depreciations and appreciations in the past and may be subject to significant fluctuations in the future. We transact a significant portion of our business in U.S. dollars, and the U.S. dollar is the currency of the primary economic environment in which we operate. A portion of our operating costs, however, are denominated in Chilean pesos. An increase in the Chilean peso/U.S. dollar exchange rate increases our Chilean peso-denominated costs.

In addition, as an international company operating in Chile and several other countries, we transact a portion of our business and have assets and liabilities in Chilean pesos and other non-U.S. dollar currencies, such as the Euro, the Argentine peso, the Uruguayan peso, the Brazilian real, the Colombian peso, the Mexican peso and the Canadian dollar, among others. To the extent that the Chilean peso depreciates against the U.S. dollar, our domestic revenues may be adversely affected when expressed in U.S. dollars. The same effects may occur for our domestic sales in Argentina, Brazil and Canada, or other countries where we have operations for revenues related to products sold in each of the respective local currencies. As a result, fluctuations in the exchange rates of such foreign currencies to the U.S. dollar may have a material adverse effect on our business, results of operations, financial condition and cash flows.

Risks Relating to Argentina

The economic conditions in Argentina may adversely affect our financial condition, results of operations and cash flows.

As of December 31, 2014, 9.5% of our property, plant and equipment and forest assets were owned by our Argentine subsidiaries, and in 2014, 9.6% of our revenues were attributable to our Argentine operations. The financial condition and results of our Argentine operations, including the ability of our Argentine subsidiary Arauco Argentina to raise capital, depend, among other factors, upon economic conditions prevailing in Argentina. See “Item 4. Information on our Company—Description of Business—History.”

In addition, there are various aspects of the Argentine economy that could adversely affect our operations, including, among others, inflation, interest rates, foreign exchange controls and taxes. We have no control over and cannot predict how any future changes in economic policy or other changes in the Argentine economy could affect our operations and revenues in Argentina.

Changes in the Argentine economy may impair the ability of Arauco Argentina, our Argentine subsidiary, to meet its obligations and transfer money abroad.

We guarantee a portion of Arauco Argentina’s debt. We may be required to fulfill our obligation under our guarantees if Arauco Argentina’s ability to transfer funds abroad to service such debt is restricted. For a description of Arauco Argentina’s debt which we guarantee see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Since 2001, there have been a number of monetary and currency exchange control measures implemented in Argentina, which have included the obligation to repatriate foreign currency earned abroad and tight restrictions on transferring funds abroad, with certain exceptions for authorized transactions. Although current restrictions have not materially affected Arauco Argentina’s business, financial condition, results of operations and cash flows, including its ability to service its debt, if in the future such payments are restricted, such restriction would be an obstacle to Arauco Argentina’s ability to transfer money abroad, which may negatively affect its financial condition, results of operations and cash flows.

Risks Relating to Brazil

Economic conditions in Brazil may have a direct impact on our business, financial condition, results of operations and cash flows.

As of December 31, 2014, 8.0% of our property, plant and equipment and forest assets were owned by our Brazilian subsidiaries, and in 2014, 8.5% of our revenues were attributable to our Brazilian operations. See “Item 4. Information on our Company—Description of Business.” As a result of the foregoing, to a certain extent, our business, financial condition, results of operations and cash flows will be dependent on economic conditions in Brazil.

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

Brazil has, in the past, experienced high rates of inflation. More recently, Brazil’s rates of inflation were 5.9% in 2010, 6.5% in 2011, 5.8% in 2012, 5.9% in 2013 and 6.4% in 2014, as measured by the Índice de Preços ao Consumidor-Amplo (Brazilian Consumer Price Index). In the past, inflation, governmental measures to combat inflation and public speculation about possible future actions have had significant effects on the Brazilian economy. Certain future measures, if taken by the Brazilian government, including interest rate increases, tax increases, intervention in the foreign exchange market and actions to adjust or fix the value of the Brazilian real may trigger increases in inflation, and consequently, have adverse economic impacts on the business, financial condition, results of operations and cash flows of our Brazilian subsidiaries.

Fluctuations in the value of Brazil’s currency against the value of the U.S. dollar may result in uncertainty in the Brazilian economy and the Brazilian securities market, which may adversely affect the financial condition, results of operations and cash flows of our recently acquired Brazilian subsidiaries.

The Brazilian real has historically suffered frequent devaluation. In the past, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Although over long periods, depreciation of the Brazilian real generally is correlated with the differential in the inflation rate in Brazil versus the inflation rate in the United States, depreciation over shorter periods has resulted in significant fluctuations in the exchange rate between the Brazilian real and the U.S. dollar and other currencies.

For example, the Brazilian real depreciated by 12.8% against the U.S. dollar in 2013, and depreciated by 11.8% in 2014. The exchange rate between the Brazilian real and the U.S. dollar may continue to fluctuate and may rise or decline substantially from current levels. From January 1 to March 31, 2015 the Brazilian real lost 20.4% of its value with respect to the U.S. dollar.

Devaluation of the Brazilian real and currency instability may adversely affect our results of operation and financial condition in terms of U.S. dollars and could adversely affect the ability of our Brazilian subsidiaries to meet their foreign currency obligations in the future and could result in a monetary loss relating to these obligations.

Risks Relating to Uruguay

Economic conditions in Uruguay, or the failure of Montes del Plata and its affiliates to service their debt, may have a direct impact on our financial condition, results of operations and cash flows.

As of December 31, 2014, 15.7% of our property, plant and equipment and forest assets were owned by Montes del Plata and its affiliates in Uruguay, and in 2014, 2.0% of our revenues were attributable to the Uruguayan operations of Montes del Plata. See “Item 4. Information on our Company—Description of Business.”

We have made significant investments in Uruguay and we may make additional investments in Uruguay in the future. See “Item 4. Information on our Company—Description of Business.” As a result, our financial condition and results of operations may consequently depend, to a certain extent, on political and economic conditions in Uruguay. Certain future actions by the Uruguayan government, including, among others, actions with respect to inflation, interest rates, foreign exchange controls and taxes, could have a material adverse effect on our operations in Uruguay.

Risks Relating to the United States and Canada

Economic conditions in the United States and Canada may have a direct impact on our business, financial condition, results of operations and cash flows.

As of December 31, 2014, 2.0% of our property, plant and equipment and forest assets were owned by our U.S. subsidiaries, and in 2014, 10.8% of our revenues were attributable to our U.S. subsidiaries. See “Item 4. Information on our Company—Description of Business.”

As of December 31, 2014, 0.5% of our property, plant and equipment and forest assets were owned by our Canadian subsidiaries, and in 2014, 3.9% of our revenues were attributable to our consolidated Canadian subsidiaries, which includes our Canadian subsidiaries’ operations in the United States. See “Item 4. Information on our Company—Description of Business.”

As a result of the foregoing, to a certain extent, our business, financial condition, results of operations and cash flows will be dependent on economic conditions in the United States and Canada.

Risks Relating to Other Markets

Our business, earnings and prospects may be adversely affected by developments in other countries that are beyond our control.

Our business, financial condition, results of operations and cash flows depend, to a large extent, on the level of economic activity, government and foreign exchange policies and political and economic developments in our principal export markets. In 2012, 2013 and 2014, 93.3%, 92.8% and 92.2%, respectively, of our total pulp sales, and 49.0%, 41.3% and 44.0%, respectively, of our total sales of forestry, wood and panel products, were attributable to exports, principally to customers in Asia, the Americas and Western Europe, collectively. Our business, earnings and prospects, as well as our financial condition, results of operations, cash flows and the market price of our securities, may be materially and adversely affected by developments in these export markets relating to inflation, interest rates, currency fluctuations, protectionism, government subsidies, price and wage controls, exchange control regulations, taxation, expropriation, social instability or other political, economic or diplomatic developments. For example, certain target countries to which we export may impose buying restrictions in our industry, which may adversely affect our sales. We have no control over these conditions and developments which could adversely affect us and our business, financial condition, results of operations and cash flows or the price or market of our securities.

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

In late 2009, high levels of sovereign debt and insufficient public sector revenues resulted in a European sovereign debt crisis. During this crisis, credit rating agencies downgraded the credit ratings of many of the Eurozone governments, including Greece, Spain, Italy, Portugal and France, among others. During 2012, 2013 and the first quarter of 2014, the deepening of this crisis caused a general economic downturn in Europe, and negatively affected the banking and credit systems, employment and production. As a result, we may face difficulties in obtaining loans or we may incur higher debt servicing costs in connection with loans obtained from European financial institutions.

Risks Relating to Our Securities

The non-payment of funds by our subsidiaries could have a material adverse effect on our business, financial condition, results of operations and ability to service our debt, including our securities.

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

Furthermore, claims of creditors of our subsidiaries, including trade creditors, will have priority over our creditors, including holders of our securities, with respect to the assets and cash flow of our subsidiaries. Our right to receive assets of any of our subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of our securities to participate in those assets) will be effectively subordinated to the claims of that subsidiary’s creditors.

Changes in Chilean tax laws could lead us to redeem our securities.

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

In October 2012, citing soft pulp prices and our increased leverage due to the Flakeboard acquisition and the construction of the Montes del Plata pulp plant in Uruguay, Fitch Ratings, or Fitch, downgraded our foreign and local currency Issuer Default Ratings (IDR) to “BBB” from “BBB+,” in addition to downgrading our national scale rating from “AA (cl)” to “AA- (cl).” Fitch also downgraded the foreign currency IDR of Arauco Argentina, to “BBB” from “BBB+.” The unsecured debt issued by Arauco Argentina and us was also downgraded to “BBB” and “AA- (cl),” respectively, from “BBB+” and “AA.” On February 6, 2013, Feller Rate, a Chilean subsidiary of Standard & Poor’s Ratings Services, or S&P, lowered our national scale rating to “AA-” from “AA”, citing the adoption of an aggressive financial policy combined with a cycle of low prices and increased costs of raw materials.

On March 7, 2013, Moody’s Investors Service, or Moody’s, downgraded our senior unsecured ratings to “Baa3” from “Baa2” with a negative outlook, citing deterioration in our performance coupled with a significant increase in debt that resulted in a significant increase in leverage. Additionally, Moody’s downgraded the rated notes of Arauco Argentina to “Baa3” from “Baa2”. On March 27, 2013, S&P lowered its rating on us from “BBB” to “BBB-”, citing high debt, our recent acquisitions, and soft pulp prices and rising operating costs. It considered our financial risk profile to be “intermediate” due to expectations of improved leverage.

On April 5, 2013, S&P lowered its corporate credit rating foreign currency on Arauco Argentina from “B+” to “B,” due to worsening business conditions in Argentina and our recent downgrade, as Arauco Argentina’s parent company, from “BBB” to “BBB-” on March 27, 2013. Then on September 13, 2013, the rating was downgraded again from “B” to “B-” following similar action on the Republic of Argentina which was lowered from “B-” to “CCC+.” On December 20, 2013, the foreign currency global scale rating on Arauco Argentina suffered its third downgrade from “B-” to “CCC+” to reflect the same transfer and convertibility risk assessment for Argentina, due to restrictions on access to foreign currency and/or restrictions on transferring money abroad.

On June 19, 2014, Moody’s changed our ratings outlook to stable from negative. Also, the Baa3 note rating of our Argentinean subsidiary Arauco Argentina, was affirmed, and its outlook changed to stable.

We cannot assure you that we will not be subject to further credit rating downgrades. Credit rating downgrades below investment grade could have a material and adverse effect on our business, financial condition, results of operations and ability to service our debt, including our securities.

Item 4. Information on our Company

DESCRIPTION OF BUSINESS

We believe that, as of December 31, 2014, we were one of Latin America’s largest forest plantation owners, and that we are Chile’s largest exporter of forestry and wood products in terms of revenue. We have industrial operations in Chile, Argentina, Brazil, the United States, Canada and Uruguay (via our 50% share in Montes del Plata). As of December 31, 2014, we had more than 1.0 million hectares of plantations in Chile, Argentina, Brazil and Uruguay combined. During 2014, we harvested 21.9 million cubic meters of sawlogs and pulplogs and sold 8.1 million cubic meters of wood products, including sawn timber (green and kiln-dried lumber), remanufactured wood products and panels (plywood, medium density fiber board, or MDF, particleboard, or PBO, and high density fiber board, or HB). During 2014, we sold 3.3 million tonnes of pulp in the form of hardwood beached pulp, softwood bleached pulp, softwood unbleached pulp and fluff.

Based on information published by Hawkins Wright Ltd., an independent research company for the pulp and paper industry, as of December 31, 2014, we were one of the world’s largest producers of bleached and unbleached softwood kraft market pulp in terms of production capacity, with an estimated 7.1% share of the total world production capacity of bleached softwood kraft market pulp and a 25.2% share of the total world production capacity of unbleached softwood kraft market pulp. “Market pulp” is pulp sold to manufacturers of paper products, as opposed to pulp produced by an integrated paper producer for use in its paper production facilities. “Kraft pulp” is pulp produced using a chemical process.

Based on information published by Hawkins Wright Ltd., we were also one of the world’s lowest-cost producers of softwood kraft market pulp. We believe that we are able to produce our products at a lower cost than our competitors because of the high growth rate and short harvest cycle of radiata and taeda pine compared to other commercial softwoods, the advanced genetic and silviculture techniques we apply in our forest management, our modern mill facilities and, in the case of Chile, the proximity of our operations to Pacific coast ports.

History

Celulosa Arauco y Constitución S.A. is a sociedad anónima (corporation) organized under the laws of Chile and subject to certain rules applicable to sociedades anónimas abiertas (Chilean public corporations). Our principal executive offices are located at Avenida El Golf 150, 14th Floor, Las Condes, Santiago, Chile, and our telephone number is +56-2-2461-7200.

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

In 1996, we acquired Alto Paraná S.A., an Argentine company, which effective January 1, 2015, changed its name to Arauco Argentina S.A., which, at the time of the acquisition, owned plantations and other land in Argentina and manufactured and sold bleached softwood kraft pulp. With this acquisition, we expanded our market opportunities outside of Chile.

In 2005, 2006 and 2007, we expanded our presence in Chile, Argentina and Brazil through a series of acquisitions that increased our land holdings and the production capacity of various sectors of our business.

On May 17, 2009, our subsidiary Inversiones Arauco Internacional Limitada (previously known as Arauco Internacional S.A.), or Arauco Internacional, and a subsidiary of Stora Enso agreed through a joint operation partnership to acquire the Uruguayan subsidiaries of ENCE, which acquisition was completed on October 16, 2009. The companies acquired by the joint operation partnership were Eufores S.A., Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A. The main assets of these subsidiaries included 130,000 hectares of land, of which 73,000 had forestry plantations, 6,000 hectares under agreements with third parties, an industrial site, the necessary environmental permits for the construction of a pulp mill, a river terminal, a chip producing mill and a nursery. The agreed value of these assets, pursuant to the aforementioned transaction, was U.S.$335 million, of which we paid 50% (or U.S.$167.5 million). See “Item 5. Operating and Financial Review and Prospects—Results of Operations.”

On August 26, 2009, our subsidiary Placas do Paraná S.A. (now, Arauco do Brasil S.A.) acquired 100% of the shares of Tafisa Brasil, by means of a share purchase agreement executed among SCS Beheer, B.V., Tafiber—Tableros de Fibras Ibéricos, S.L. (each of which is a subsidiary of Sonae Indústria, SGPS, S.A.) and Placas do Paraná S.A. Pursuant to the transaction, we paid a purchase price of U.S.$227 million, of which U.S.$165.2 million was allocated to pay the value of the shares of Tafisa Brasil, with the balance corresponding to liabilities that the acquired company maintained.

The primary asset of Tafisa Brasil (which has been renamed Arauco do Brasil S.A.) is a panel production facility located in the city of Pien, Brazil, which is in the state of Paraná. The facility has an annual total installed capacity of 750,000 cubic meters, which includes three production lines: two lines producing MDF and one line producing PBO. The facility also has added-value lines to produce products for the construction and furniture industries.

On September 27, 2009, Arauco and its subsidiary Arauco Internacional, executed a series of joint operation agreements with Stora Enso, pursuant to which Stora Enso Amsterdam B.V. agreed to transfer the ownership of 100% of the shares of Stora Enso Uruguay S.A. to Forestal Cono Sur. As a consequence of this transaction, Arauco and Stora Enso equally control all assets that both companies own in Uruguay, which includes 74,000 hectares owned by Stora Enso (including 17,300 hectares which are already planted with forests) and 39,000 hectares owned by Arauco (of which 27,400 are already planted with forests). These assets, and those that we acquired from ENCE in October of 2009, helped to secure a strategic base for the construction of the Montes del Plata pulp mill in Uruguay.

In April 2010, our subsidiary Arauco do Brasil S.A. acquired 50% of the shares of Dynea Brasil S.A. from Dynea AS for U.S.$15 million. As a result of this acquisition, we became the owner of 100% of the shares of Dynea Brasil S.A., which was absorbed by Arauco do Brasil S.A. in May 2010.

On January 18, 2011, Arauco and Stora Enso agreed to carry out the construction of a state of the art pulp mill with an annual guaranteed capacity of 1.3 million tonnes, a port and a power producing unit based on renewable sources, all located in Punta Pereira, department of Colonia, Uruguay. The total investment was approximately U.S.$2.5 billion. The pulp mill entered the production phase in June 2014.

On November 17, 2011, Centaurus Holdings S.A., a Brazilian company that is 51% owned by Klabin S.A. and 49% by our subsidiary Arauco Forest Brasil S.A., acquired the shares of Florestal Vale do Corisco Ltda., which has 107,000 hectares of land in the Brazilian state of Paraná. The total purchase price for the transaction was U.S.$473.5 million, of which we paid 49%.

On December 20, 2011, Arauco Argentina acquired 100% of the shares of Greenagro S.A. or Greenagro, a company duly incorporated under the laws of Argentina, for a total purchase price of U.S.$10.7 million. Greenagro is engaged in forestry activities in the area of Isla Victoria, province of Entre Ríos, Argentina. As stipulated by Argentine competition rules, the acquisition was subject to approval by the National Commission for the Defense of Competition (CNDC). On October 29, 2013, the Secretary of Commerce authorized the acquisition.

On December 29, 2011, Arauco Panels USA, one of our U.S. subsidiaries, entered into an asset purchase agreement to acquire an industrial facility in Moncure, North Carolina for U.S.$56 million plus approximately U.S.$6 million in respect of working capital, subject to adjustment based on actual working capital at closing. The facility includes MDF and high-density fiberboard, or HDF, production lines with annual production capacity of up to 330,000 cubic meters, a PBO production line with annual production capacity of up to 270,000 cubic meters and two melamine product production lines. This transaction closed in January 2012.

On June 7, 2012, we signed a share purchase agreement to acquire 100% of the shares of Flakeboard Company Limited or Flakeboard, a Canadian company, for a total purchase price of U.S.$242.5 million. Flakeboard is a key North American producer of wood paneling for furniture. It owns and operates seven panel mills in Canada and the U.S. with an aggregate annual production capacity of 1.2 million cubic meters of MDF panels, an annual production capacity of 1.2 million cubic meters of PB, and an annual production capacity of 634,000 cubic meters of melamine. This transaction closed in September 2012.

During the second quarter of 2013, the Arauco wholly-owned forestry subsidiaries—Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Arauco S.A., and Forestal Celco S.A.—were merged into Forestal Celco S.A. This process started on July 1, 2013, when Bosques Arauco was merged into Forestal Valdivia. Later, on September 1, 2013, Forestal Valdivia was merged into Forestal Arauco. On December 1, 2013, Forestal Arauco was merged into Forestal Celco. Finally, in May 2014, Forestal Celco changed its name to Forestal Arauco S.A.

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

The following table sets forth our ownership interests in our subsidiaries as of December 31, 2014.

	Country of incorporation	Total stock held
Agenciamiento y Servicios Profesionales S.A. de C.V.	Mexico	99.9990%
Alto Paraná S.A. (1)	Argentina	99.9801
Arauco Australia Pty Ltd.	Australia	99.9990
Arauco Bioenergía S.A.	Chile	99.9999
Arauco Colombia S.A.	Colombia	99.9983
Arauco Distribución S.A.	Chile	99.9996
Arauco do Brasil S.A	Brazil	99.9990
Arauco Florestal Arapoti S.A.	Brazil	79,9992
Arauco Forest Brasil S.A.	Brazil	99.9990
Arauco Forest Products B.V. (2)	The Netherlands	99.9990
Arauco Holanda Cooperatief U.A. (3)	The Netherlands	99.9990
Arauco Panels USA LLC	U.S.A.	99.9990
Arauco Perú S.A.	Peru	99.9990
Arauco Wood Products, Inc.	U.S.A.	99.9990
Araucomex S.A. de C.V.	Mexico	99.9990
Aserraderos Arauco S.A.	Chile	99.9995
Consorcio Protección Fitosanitaria Forestal S.A. (Ex-Controladora de Plagas Forestales S.A.)	Chile	57.7503
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	99.9789
Flakeboard America Limited	U.S.A.	99.9990
Flakeboard Company Limited	Canada	99.9990
Forestal Arauco S.A.(Ex-Forestal Celco S.A).	Chile	99.9484
Forestal Concepción S.A.	Panama	99.9990
Forestal Cholguán S.A.	Chile	98.1796
Forestal Los Lagos S.A.	Chile	79.9587
Forestal Nuestra Señora del Carmen S.A.	Argentina	99.9805
Forestal Talavera S.A.	Argentina	99.9942
Greenagro S.A.	Argentina	97.9805
Inversiones Arauco Internacional Ltda.	Chile	99.9990
Investigaciones Forestales Bioforest S.A.	Chile	99.9489
Leasing Forestal S.A.	Argentina	99.9801
Mahal Empreendimentos e Participacoes S.A.	Brazil	99.9934
Paneles Arauco S.A.	Chile	99.9995
Savitar S.A.	Argentina	99.9841
Servicios Aéreos Forestales Ltda.	Chile	99.9990
Servicios Logísticos Arauco S.A.	Chile	99.9997

(1)	Effective January 1, 2015, Alto Paraná S.A. changed its name to Arauco Argentina S.A.
(2)	Effective January 1, 2015, Arauco Forest Products B.V. was merged into Arauco Holanda Cooperatief U.A.
(3)	Effective January 1, 2015, Arauco Holanda Cooperatief U.A. changed its name to Arauco Europe Cooperatief U.A.

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

•	we continue to develop our facilities, transportation, shipping, storage and product distribution network that allow us to reach over 70 countries worldwide; and

•	we are expanding internationally into new regions that we believe have comparative advantages in the forestry sector.

Domestic and Export Sales

The following table sets forth our revenue derived from exports and domestic sales for the years indicated.

	Year ended December 31,
	2012	2013	2014
	(in millions of U.S. dollars)
Export Sales
Bleached pulp	$1,481	$1,591	$1,714
Unbleached pulp	250	293	302
Sawn timber	430	479	538
Remanufactured wood products	182	207	204
Panels	476	507	547
Other	15	5	1

Total export revenue	$2,834	$3,082	$3,306

Domestic Sales
Bleached pulp	$88	$139	$163
Unbleached pulp	36	7	9
Logs	115	118	121
Sawn timber	111	105	99
Remanufactured wood products	42	38	121
Chips	25	21	20
Electric power	137	146	160
Panels	844	1,420	1,281
Other	67	70	49

Total domestic revenue	$1,465	$2,064	$2,023

Revenue	$4,299	$5,146	$5,329

The following table sets forth a geographic market breakdown of our export revenue for the years indicated.

	Year ended December 31
	2012	2013	2014
	(in millions of U.S. dollars)
Asia and Oceania	$1,351	$1,564	$1,720
North America	615	618	661
Europe	432	417	354
Central and South America	283	330	353
Other	152	154	218

Total	$2,834	$3,082	$3,306

Forestry Activity

Radiata pine grows at the fastest rates within a narrow band of latitude and under certain climatic conditions. One of Chile’s main advantages in the forestry products industry lies in the short growing cycle of its radiata pine plantations. The faster growth rate of radiata pine trees in Chile allows harvesting of pulplogs and sawlogs 16 to 18 years after planting and of high quality sawlogs 25 years after planting. For most temperate softwood forests in the Northern Hemisphere this range is 18 to 45 years for pulplogs and 50 to 150 years for high quality sawn timber. Consequently, the Chilean forestry industry is a relatively low-cost producer, since a Chilean producer generally requires less time and a smaller area to produce the same volume of pine as its North American or European competitors, who face lower forest growth rates and higher transportation and investment costs as a result of the larger tracts of forests necessary to produce equivalent yields of softwood. Accordingly, since the mid-1970s, we have focused our forest management toward the application of advanced genetic and silviculture techniques to increase productivity and the quality of our plantations.

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

•

Forest Stewardship Council® Certification: a forest management certification aimed at promoting forest management that is environmentally responsible, socially beneficial and economically viable for the world’s forests. FSC® is a non-profit organization devoted to encouraging the responsible management of the world’s forests; (Forestal Arauco license code: FSC – C108276)

•	CERTFOR Chain of Custody Certification: a certification granted by the PEFC and designed to ensure that certified raw materials are used in finished products;

•

FSC® Chain of Custody and Controlled Wood Certification: a certification from the FSC® that is designed to ensure traceability of certified and uncertified wood from the forest to the finished product; (Forestal Arauco Zona Norte license code: FSC – C013026)

•

Environmental Management System ISO 14001: a certification issued by the International Standards Organization (ISO), awarded to organizations that comply with environmental legislation, monitor significant environmental impacts, prevent pollution and maintain a continuing program of environmental improvement. ISO is an international non-profit, non-governmental organization dedicated to developing international business standards;

•

Occupational Health and Safety Assessment Series (OHSAS) 18001: a certification awarded for the effective management of conditions and factors that may adversely affect the work environment of employees, temporary workers, contractors and other persons who are in the workplace.

Forest Plantations

As of December 31, 2014, our planted forests consisted of 71.9% radiata, taeda and elliottii pine and 26.1% eucalyptus. Radiata and taeda pine have a rapid growth rate and a short harvest cycle compared to other commercial softwoods. Radiata and taeda pine are sufficiently versatile for both the production of forestry and wood products and the production of long fiber pulp for sale to manufacturers of paper and packaging.

We seek to manage our forestry resources in a way that ensures that the annual growth of our forest is equal to or greater than the volume of resources harvested each year. In 2014, Arauco planted a total of 54,875 hectares and harvested a total of 55,824 hectares in Chile, Argentina, Brazil and Uruguay (these amounts include, with respect to Brazil, 100% of the plantations of Arauco Forest Brasil and Mahal Empreendimentos e Participacoes and 80% of Arauco Florestal Arapoti; and with respect to Uruguay, 50% of the plantations owned in Uruguay by us through the Montes del Plata joint operation). We believe that our annual harvests and plantations, long-term sustainable equilibrium is approximately 68.0 thousand hectares (including 100% of the plantations owned by Montes del Plata, and, with respect to plantations owned by our Brazilian subsidiaries, 80% of Arauco Florestal Arapotí, 100% of Arauco Forest Brasil and 100% of Mahal Empreendimentos e Participacoes-owned plantations).

Our planted radiata pine forests are located in central and southern Chile, and most are located in close proximity to our major production facilities and to port facilities. As of December 31, 2014, our aggregate radiata pine holdings comprised 41% of all Chilean radiata pine plantations, making us the country’s largest radiata pine plantation owner according to the Chilean Forestry Institute. As of December 31, 2014, we owned approximately 1.1 million hectares of land in Chile, of which 725 thousand hectares are forest plantations.

As of December 31, 2014, we owned approximately 263,386 hectares of forest and other land in Argentina, approximately 144,392 hectares of forest and other land in Brazil and approximately 114,886 hectares of forest and other land that Montes del Plata owns in Uruguay. Of the total land we own in Uruguay through Montes del Plata, 62% is planted with eucalyptus, mainly dunnii (69%), globulus (13%) and grandis (8%). The remaining 38% is planted with pine or other species, is native forest, or is land used for other purposes.

Of the total land we own in these four countries, approximately 148,859 hectares of land is planted with taeda pine and elliottii pine, a species of softwood that has a growth rate similar to that of radiata pine. The balance includes plantations of other species of trees, land to be planted, protected areas and native forests. This land includes, with respect to Brazil, 100% of the plantations of Arauco Forest Brasil and Mahal Empreendimentos e Participacoes, and 80% of the plantations of Arauco Florestal Arapoti; and with respect to Uruguay, 50% of the plantations owned by us through Montes del Plata.

The following table sets forth the number of hectares and types of uses of our land holdings and rights, as of December 31, 2014.

	As of December 31, 2014
	Total	Distribution
	(in hectares)	(percentage)
Pine plantations(1)
0-5 years	178,561	10.9%
6-10 years	162,215	9.9
11-15 years	151,925	9.3
16-20 years	138,341	8.5
21+ years	89,455	5.5
Subtotal	720,497	44.1
Eucalyptus plantations(2)	261,133	16.0
Plantations of other species	20,758	1.3
Subtotal of Plantations	1,002,388	61.4
Land for plantations	53,128	3.3
Land for other uses(3)	577,717	35.4

Total(4)	1,633,233	100.0%

(1)	All years are calculated from the date of planting.
(2)	Approximately 70.4% of our eucalyptus plantations are less than 10 years old.
(3)	Includes roads, firebreaks, native forests and yards.
(4)	Includes 80% of plantations owned by Forestal Los Lagos S.A., 50% of plantations owned by Montes del Plata, 100% of plantations owned by Arauco Forest Brasil, 80% of plantations owned by Arauco Florestal Arapoti and 100% of plantations owned by Mahal Empreendimentos e Participacoes S.A. Also includes 57,882 hectares for which we have the right to harvest but do not own, of which 43,579 hectares are in Chile, 13,998 hectares are in Uruguay and 305 hectares are in Argentina.

Land Acquisition and Afforestation

Our total land assets have increased from fewer than 170,000 hectares in 1980 to 1,633,233 hectares as of December 31, 2014. In the five years ending December 31, 2014, we purchased 145,546 hectares of land, of which 41,242 hectares were purchased in Chile, 5,506 in Argentina, 83,039 in Brazil and 15,759 in Uruguay. For more information regarding our material acquisitions, see “—History” herein.

We expect to acquire additional land if we are presented with the possibility to do so at a desired price or location. There can be no assurance that we would be able to acquire land at a desired price or in a desired location.

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

Forest Management

For our pine plantations, our forestry management activities seek to increase sawlogs through advanced genetic techniques, planting and site preparation procedures, thinning and pruning. Managed forests can produce trees of larger diameter and, if pruned, a higher proportion of clear wood, which generally commands a higher price than knotted wood. Although some land is not suitable for the production of pruned logs, as of December 31, 2014, over 64% of our pine forests in Chile were conducive to clear wood production.

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

As of December 31, 2014, we had 15 nurseries in Chile, Argentina, Brazil and Uruguay, in which we grow seedlings using seeds and cuttings from genetically selected trees. To achieve higher quality trees and an increased growth rate, we apply strict selection criteria to the trees from which seedlings are produced. We then plant the seedlings manually. Depending upon the species of tree to be planted and the nutrient and physical characteristics of the soil, we may also undertake a certain amount of ground preparation before planting. Our other principal forest activities are thinning, pruning and harvesting.

Thinning, or culling inferior trees from the plantation, occurs when necessary in the following two stages:

•

Thinning to waste. Thinning to waste occurs when trees are four to six years old and results in an average reduction of the number of trees per hectare from 1,250 to approximately 700. Thinning to waste is conducted once or twice per year on up to 500 hectares of our plantations.

•

Commercial thinning. Thinned trees are used in pulp production or, depending on the quality of the particular land, as sawlogs. Commercial thinning occurs when trees are eight to 12 years old and results in an average reduction of the number of trees per hectare from 700 to approximately 450. Commercial thinning is conducted once or twice per year.

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

Harvesting timber involves felling trees, removing branches from the logs, cutting the logs into appropriate sections and loading the logs onto trucks for transport to sawmills, panel mills or pulp mills. We use the lower section of the radiata pine, comprising the first 7 to 12 meters, in sawmills and plywood mills. We use the mid-section of the radiata pine, comprising, on average, the next 8 to 13 meters, in either sawmills or pulp mills, depending on the diameter and quality of the pine. We use the top section of the tree for pulp, MDF and medium-density particleboard, or MDP, production.

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

	2012	2013	2014
	(in hectares)
Thinning	12,097	13,156	12,574
Pruning	19,298	26,086	28,195
Harvesting	36,781	35,852	35,653

We manage our forest activities, but we hire independent contractors to perform the bulk of our operations, including planting, maintenance, thinning, pruning, harvesting, transportation and access road construction. As of December 31, 2014, we had arrangements with more than 277 independent contractors that employed over 13,369 workers in Chile. Many of these contractors have long-standing relationships with us, but we award many contracts based on competitive bids. We believe that our arrangements with independent contractors provide greater flexibility and efficiency than performing these activities directly.

Our plantations are interspersed with native forest and farmland, and, as a result, they are naturally protected against the spread of certain diseases. In addition, our subsidiary Investigaciones Forestales Bioforest S.A., or Bioforest, has developed strategies to protect our forests from pests and diseases. During the last five years, radiata pine plantations have been affected by two health problems in particular: 1) the sirex noctilio, a wasp which attacks stressed trees, has caused a natural selection for thinning and 2) the disease produced by phytophthora pinifolia has reduced the growth rate of certain trees. To mitigate the effects of the sirex noctilio, Bioforest has implemented a biological control program under which it has released into the affected forests natural enemies of the sirex noctilio, including the nematode, the beddingia siricidicola and the parasitoid ibalia leucospoide. To control the spread of phytophthora pinifolia, Bioforest has begun a genetic program to make our trees more tolerant to this disease and has also begun dispersing in our forests a fertilizer that further promotes resistance. For more information regarding certain risks to our forests presented by disease, see “Item 3. Key Information—Risk Factors—Disease or fire could affect our forests and manufacturing processes and, in turn, adversely affect our business, financial condition, results of operation and cash flows.”

We operate an extensive fire control organization that interacts with the fire control organizations of other forestry companies to ensure that any fire damage to our forests is minimal. The operation consists primarily of a system of spotter towers, manned 24 hours a day during the summer months, from which spotters report the direction of any fire observed to a central command post, where the fire’s exact location is determined and an appropriate ground and/or aerial response is formulated. The focus of this operation is to detect and control fires in less than 10 minutes in order to prevent fires from spreading. Over the last five years, this system has limited fire damage to our forests to an average of 3.5% of the plantations per year. Nevertheless, in January 2012, a fire affecting the Eighth Region of Chile destroyed approximately 8,200 hectares of our forest plantations and our Nueva Aldea plywood mill. During the end of 2014 and during the first quarter of 2015, fires affected our forest plantations and destroyed 8,570 hectares. See “Item 3. Key Information—Risk Factors—Risks Relating to Us and the Forestry Industry—Disease or fire could affect our forests and manufacturing processes and, in turn, adversely affect our business, financial conditions, results of operations and cash flows.”

Forest Production

We harvested 21.9 million cubic meters of logs during the year ended December 31, 2014, consisting of 11.4 million cubic meters of sawlogs, 6.4 million cubic meters of pine pulplogs and 4.0 million cubic meters of eucalyptus pulplogs and other logs. We did not export any pulplogs during 2014 because substantially all of the pulplogs from our forests were used in our pulp or panel mills. During 2014, our sawmills and panel mills used 7.0 million cubic meters of sawlogs. We also sold 2.3 million cubic meters of sawlogs to unaffiliated domestic sawmills during 2014.

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

Pulp

We believe that we were Chile’s largest producer of bleached and unbleached softwood market pulp in terms of production in 2014. For the year ended December 31, 2014, pulp sales were U.S.$2,187.0 million, representing 41.0% of our total revenue for the period.

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

We use a chemical process, known as the kraft process, in our pulp mills in Chile and Argentina. The raw wood is in the form of pulplogs and chips, which are used in the production process to produce pulp. The pulplogs are first debarked and chipped. The chips are then screened, mixed and cooked with chemicals to separate the bulk of the lignin from the wood fibers. After the material is screened and washed, it is then passed to high-density tanks. For bleached pulp, the next step is a five-stage bleaching process using chemicals, primarily chlorine dioxide. At all of our pulp mills, the bleaching process is preceded by an oxygen delignification stage. Then, the fibers are subject to a final stage where a sheet is formed and subsequently dried and baled for transport to customers. The lignin and bark produced during this process is used as fuel in the boilers to produce steam, providing heat and generating electricity for the mill. Our bleached pulp is bleached to a 90+ brightness level, as measured by the ISO test procedure, which is one of the industry’s measurement methods.

Pulp Mills

As of December 31, 2014, we owned and operated five pulp mills in Chile, one in Argentina, and jointly owned and operated one in Uruguay with Stora Enso, with an aggregate installed annual production capacity of approximately 3.88 million tonnes. This figure includes 50% of our Montes del Plata joint operation. Our six pulp mills, together with the 50% volume we include from our interest in the Montes del Plata mill, produced 2.81 million tonnes of bleached pulp and 0.46 million tonnes of unbleached pulp in 2014.

All of our pulp mills in Chile, except for the Nueva Aldea Mill and the Licancel Mill, are certified under ISO 9001:2000 and ISO 14001:2004. The Nueva Aldea Mill and the Licancel Mill were certified under ISO 9001:2008 and ISO 14001:2004 in February 2010. The Alto Paraná Mill in Argentina is certified under ISO 9001:2000, ISO 14001:2004, OHSAS 18001 and FSC®-CoC (FSC-C121377).

The following table sets out bleached and unbleached kraft pulp production by plant for each of the years indicated.

	Year ended December 31,
	2010	2011	2012	2013	2014
	(in thousands of tonnes)
Chile
Arauco Mill (bleached)
Arauco I	231	279	282	284	269
Arauco II	84	469	505	510	483
Valdivia Mill (bleached)	493	513	550	550	550
Constitución Mill (unbleached)	253	324	307	311	310
Nueva Aldea Mill (bleached)	780	793	882	944	985
Nueva Aldea Mill (unbleached)	9	—	—	3	—

Licancel Mill (bleached)	28	50	—	—	—

Licancel Mill (unbleached)(1)	84	83	137	147	150

Subtotal	1,962	2,511	2,663	2,749	2,747

Argentina
Alto Paraná Mill (bleached)	329	305	307	331	282
Uruguay
Montes del Plata (50%)					240

Total	2,291	2,816	2,970	3,080	3,269

(1)	During 2010, the Licancel Mill produced unbleached pulp for a nine-month period. During 2011, the Licancel Mill produced unbleached pulp for a seven-month period. During 2012, 2013 and 2014, the Licancel Mill produced unbleached pulp for the entire period.

The following is a description of each of our pulp mills in Chile, Argentina and Uruguay.

Chile

Arauco I. Arauco I, which began operations in 1972, is located at the Arauco Mill in the heart of a group of our radiata pine plantations in the Eighth Region of Chile. Arauco I produces elementary chlorine-free pulp, which does not use chlorine gas. Elementary chlorine-free pulp is also produced by most of our competitors in each of the world’s major pulp producing regions. The installed annual production capacity of Arauco I is approximately 290,000 tonnes of eucalyptus and pine bleached kraft pulp.

Arauco II. Also located at the Arauco Mill, Arauco II was completed in 1991. Arauco II’s pulping process is generally the same as that of Arauco I, but it includes technological improvements in its production process and environmental design. Arauco II is also equipped to produce elementary chlorine-free pulp. The installed annual production capacity of Arauco II is approximately 510,000 tonnes of pine bleached kraft pulp.

As a consequence of the earthquake that occurred in Chile on February 27, 2010, the operations of Arauco II were temporarily suspended until February 2, 2011, when it resumed its operations.

Constitución Mill. The Constitución Mill is located in the heart of a group of our radiata pine forests in the Seventh Region of Chile. As of December 31, 2014, the Constitución Mill was the largest unbleached softwood market pulp mill in the world, with an installed annual production capacity of approximately 355,000 tonnes. The unbleached pulp produced in this mill does not use any chlorine in its production process.

Licancel Mill. We acquired the Licancel Mill in September 1999. It is located in Licantén, which is 250 kilometers south of Santiago. The mill has an installed annual production capacity of approximately 150,000 tonnes of eucalyptus kraft pulp and pine bleached and unbleached kraft pulp. The Licancel Mill is equipped to produce elementary chlorine-free pulp.

Valdivia Mill. The Valdivia Mill commenced operations in February 2004. The Valdivia Mill is located in the Fourteenth Region of Chile (which was previously part of the Tenth Region of Chile), an area with significant radiata pine and eucalyptus plantations. The Valdivia Mill has an installed potential annual production capacity of approximately 550,000 tonnes of bleached pulp, consisting of softwood pulp and eucalyptus pulp. The Valdivia Mill is equipped to produce elementary chlorine-free pulp.

In February 2015, the Environmental Assessment Service (SEA) unanimously approved the Environmental Impact Statement submitted by Arauco in order to move forward with the dissolving pulp project being developed at Valdivia Pulp Mill. This initiative, which requires a U.S.$185 million investment, will allow Arauco to be the first company in Chile to produce this type of pulp, in addition to creating a value added product and diversifying its offer in the market. Dissolving pulp is mainly used in the manufacture of viscose, which is known for its softness, shine, purity and high water absorption, making it suitable for use in the production of fabric medical items and, personal care items, specifically clothing. Unlike synthetic fibers that are mostly produced from oil based sources, dissolving pulp is natural and renewable. In addition, this project will increase the facility’s power generation by 15 MW. The construction and operation of this project is subject to many environmental, regulatory, engineering and political uncertainties. As a result, we cannot provide any assurances that the project will be completed.

Nueva Aldea Mill. Located in the Eighth Region of Chile, this mill was completed in 2006 and currently has a production capacity of 1,027,000 tonnes per year, half of which is for the production of pine bleached kraft pulp and the other half of which is for the production of eucalyptus bleached kraft pulp. The Nueva Aldea Mill is equipped to produce elementary chlorine-free pulp.

Argentina

Arauco Argentina’s softwood pulp mill is located in the Province of Misiones, a region whose soil and climate are favorable for the rapid growth of pine trees. The Alto Paraná Mill is the only bleached softwood kraft market pulp facility in Argentina. The mill has an installed annual production capacity of 350,000 tonnes of pulp, of which 50% is fluff pulp, and 50% is bleached softwood pulp for paper use, currently representing almost all of the total bleached softwood pulp production capacity in Argentina.

Uruguay

Montes del Plata. In January 2011, we and Stora Enso agreed to commence construction on a new pulp mill with an annual capacity of approximately 1.3 million air-dry tonnes, or Adt, a port and a power generation facility based on renewable resources, all located in Punta Pereira, department of Colonia, Uruguay. The total investment was approximately U.S.$2.5 billion. After securing the necessary permits, we began construction in May 2011. In September 2011, two of our Uruguayan joint operation companies entered into two credit facilities, respectively, to finance the construction of the project. For more information regarding these credit facilities, see “Item 3. Key Information—Risk Factors—Risks Relating to Uruguay—Economic conditions in Uruguay may have a direct impact on our financial condition and results of operations.”

The Montes del Plata mill began operations on June 6, 2014 and the mill produced 480.7 thousand tonnes of bleached pulp in 2014.

Production Costs

Based on information published by Resource Information Systems, Inc., our cash costs for softwood pulp production are lower than the average costs of market pulp producers in Canada, the United States and Scandinavia, particularly with respect to timber and energy costs. While our modern facilities result in depreciation exceeding some of the market pulp producers in those countries, our costs are still lower than the average costs of our Northern Hemisphere competitors, on a total delivered cost basis. The following table compares our costs for the production of bleached softwood kraft market pulp to the average cost of market pulp producers in selected regions in the Northern Hemisphere.

	Bleached Softwood Kraft Pulp Producers’ Cost
	Arauco(1)(4)	British Columbia Coast	British Columbia Interior	United States South(4)	Sweden(4)	Finland(4)
	(in U.S.$ per tonne)
Wood	205	233	187	180	312	313
Total chemicals	61	82	89	86	67	57
Labor and Others(2)	102	193	165	138	95	79
Total cash cost	368	508	441	404	474	449
Depreciation	49	40	40	71	73	84
Total mill cost	417	548	481	475	547	533
Transportation(3)	62	71	114	69	36	41
Total delivered cost	479	619	595	544	583	574

(1)	For comparative purposes, includes only Arauco’s operations in Chile.
(2)	Includes labor, energy, materials and other production costs; excludes overhead and interest.
(3)	Delivered in Northern Europe.
(4)	Resource Information Systems, Inc. and Arauco takes into account a byproduct credit, which is not included in the total delivered cost shown in the table above.

Source: Resource Information Systems, Inc. World Pulp & Recovered Paper Forecast – 15 year, September 2014 (8 months of actual data, 4 months of projected). Arauco data is provided by Arauco.

Sales

Total shipments of bleached kraft market pulp in the global market during the year ended December 31, 2014 equaled 53.7 million tonnes. Based on information published by Pulp and Paper Production Council, we believe that our production represented 6.1% of this market in 2014. During the year ended December 31, 2014, we exported 91.3% of our bleached pulp, principally to customers in Asia and Western Europe.

Integrated manufacturers dominate the world production of unbleached softwood pulp, as opposed to non-integrated companies that sell market pulp, like us. “Market pulp” is pulp sold to manufacturers of paper products, as opposed to pulp produced by an integrated paper producer for use in its paper production facilities. With a total world production of unbleached softwood kraft pulp of 1.83 million tonnes for 2014, according to Pulp and Paper Production Council, we are the world’s largest single producer of unbleached softwood market pulp, based on sales, with 24.1% of the total market in 2014. During the year ended December 31, 2014, 97.2% of our total unbleached market pulp sales consisted of export sales. While for the last five years Asia has been our principal export market for unbleached market pulp, we continually seek niche markets for our products in Western Europe and the United States.

The following table sets forth, by region, the sales volumes of bleached and unbleached pulp for the years indicated.

	For the Year Ended December 31,
	2012	2013	2014
	(in tonnes)
Bleached Pulp
Asia and Oceania	1,506,681	1,623,377	1,874,346
Europe	626,799	609,825	527,839
North and South America	326,940	356,538	416,539
Other	30,325	8,379	9,077

Total	2,490,744	2,598,119	2,827,801

Unbleached Pulp
Asia and Oceania	361,090	382,390	332,964
North and South America	64,583	80,518	100,352
Europe	12,196	12,149	11,270
Other	223	6,799	6,920

Total	438,091	481,856	451,505

While there are many grades and varieties, pulp is a commodity that is marketed primarily on the basis of price and service. In marketing our pulp, we seek to establish long-term relationships with non-integrated end users of pulp by providing a competitively priced, high-quality, consistent product and excellent service. The quality of our pulp derives from the high standards of production that we maintain at our mills and our use of a single species of tree, in contrast to pulp producers in some of the world’s major softwood pulp producing regions that mix different species, depending on availability and seasonality. Our bleached pulp is marketed under the brand names “Arauco” and “Arauco Argentina” and our unbleached pulp is marketed under the brand name “Celco.” The 50% share of the pulp produced from Montes del Plata will be marketed under the brand name “Arauco.”

Prices for bleached softwood kraft market pulp produced from radiata pine normally fluctuate depending on prevailing world prices, which historically have been cyclical. The fluctuations generally depend on worldwide demand, world production capacity, business strategies adopted by major forestry, pulp and paper producers, the availability of substitutes and the relative strength of the U.S. dollar. See “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Conditions, Results of Operations and Cash Flows—Overview” and “—Pulp Prices” and “Item 3. Risk Factors-Risks Relating to Us and the Forestry Industry-Fluctuations in market price for our products could adversely affect our financial condition, results of operations and cash flows.”

The following table sets forth our average bleached and unbleached pine pulp prices per tonne at the indicated dates, for the years referenced.

	2012	2013	2014
	(U.S.$ per tonne)
Bleached Pulp
March 31	641	656	687
June 30	632	663	673
September 30	609	648	658
December 31	629	698	642

Unbleached Pulp
March 31	622	617	704
June 30	627	628	705
September 30	564	659	678
December 31	583	733	664

In accordance with customary pulp market practice, we do not have long-term sales contracts with our customers (except for in a few limited cases); rather, we maintain long-standing relationships with our customers with whom we periodically reach agreements on specific volumes and prices. We have a diversified customer base located throughout the world and totaling, as of December 31, 2014, more than 280 customers. As of December 31, 2014, we employed 15 sales agents to represent us in more than 47 countries. We manage this worldwide sales network from our headquarters in Chile.

Panels

Our panel products consist of plywood and fiberboard panels. For the year ended December 31, 2014, sales of panels were equal to U.S.$1,828.4 million, representing 34.3% of our total revenues.

Exports, which include sales to countries other than the countries in which the goods are produced, accounted for 29.9% of our total revenues of panels for the year ended December 31, 2014. We sell panels primarily to customers in North America, Brazil, Chile, Argentina and other countries in Latin America.

The following table sets forth, by category, our panel sales to unaffiliated third parties for each of the years indicated.

	Year ended December 31,
	2010	2011	2012	2013	2014
	(in thousands of cubic meters)
Total Panels	3,032	3,222	3,555	5,163	5,284

As of December 31, 2014, we owned and operated four panel mills in Chile, two in Argentina, two in Brazil, six in the United States and two in Canada, with an aggregate installed annual production capacity of approximately 6.6 million cubic meters. Two acquisitions, in particular, expanded our North American manufacturing presence. In December 2011, Arauco Panels USA, one of our U.S. subsidiaries, entered into an asset purchase agreement to acquire an industrial facility in Moncure, North Carolina for U.S.$56 million plus approximately U.S.$6 million in working capital. In June 2012, we entered into a share purchase agreement to acquire five panel mills in the United States, one of which was located in Albany, Oregon; two in Bennettsville, South Carolina; one in Eugene, Oregon; and one in Malvern, Arkansas and two panel mills in Canada, located in St. Stephen, New Brunswick and Sault Ste. Marie, Ontario for a total purchase price of U.S.$242.5 million.

The following is a description of each of our panel mills:

Chile

Arauco Mill. This mill has an installed annual production capacity of approximately 350,000 cubic meters of plywood panels. It has two production lines with respective production capacities of 140,000 and 210,000 cubic meters.

Nueva Aldea Mill. This mill was constructed on the same site as the original mill, which was destroyed as a result of the wildfires that commenced on December 31, 2011 in the Bio-Bio Region of Chile. The production of the first plywood panel marked the start-up of the new Nueva Aldea plywood mill on December 18, 2013. It has an annual production capacity of 360,000 cubic meters of plywood panels.

Teno Mill. This mill, which began production on July 4, 2012, has an installed annual production capacity of 300,000 cubic meters of PBO and 240,000 cubic meters of melamine laminate panels. The complex has a continuous PBO panel production line, two laminated panel production lines and one impregnation line.

Trupán-Cholguán Mill. This mill has an installed annual production capacity of approximately 575,000 cubic meters of panels and 35,000 cubic meters of melamine panels. It has three production lines, one of which produces HB with an annual capacity of 60,000 cubic meters and the other two of which produce MDF with an annual production capacity of 165,000 and 350,000 cubic meters, respectively.

Argentina

Piray Mill. This mill has an installed annual production capacity of approximately 300,000 cubic meters of MDF panels and 120,000 cubic meters of melamine lamination.

Zárate Mill. This mill has an installed annual production capacity of approximately 260,000 cubic meters of PBO panels and 220,000 cubic meters of melamine lamination, in addition to producing PBO.

Brazil

Jaguariaiva Mill. This mill produces MDF and has an installed annual production capacity of approximately 815,000 cubic meters of MDF panels and 540,000 cubic meters of melamine lamination. In April 2011, a project to expand the Jaguariaiva mill was approved. In May 2013, the second production line manufacturing MDF boards was started with an estimated installed capacity of 500,000 cubic meters of finished product per year. In the same month, a decorative paper impregnation line and a melamine lamination press were constructed.

Pien Mill. This mill has an installed annual production capacity of approximately 750,000 cubic meters of panels distributed among two production lines with a production capacity of 440,000 cubic meters of MDF, 310,000 cubic meters of PBO and 150,000 cubic meters of melamine lamination.

United States

Duraflake Mill. This mill has an installed annual production capacity of approximately 442,000 cubic meters of PBO and 132,000 cubic meters of melamine lamination.

Bennettsville MDF Mill. This mill has an installed annual production capacity of approximately 251,000 cubic meters of MDF.

Eugene Mill. This mill has an installed annual production capacity of approximately 154,000 cubic meters of MDF.

Malvern Mill. This mill has an installed annual production capacity of approximately 310,000 cubic meters of MDF.

Carolina PBO Mill. This mill has an installed annual production capacity of approximately 496,000 cubic meters of PBO and 132,000 cubic meters of melamine lamination.

Moncure Mill. This facility includes an MDF production line with an annual production capacity of up to 285,000 cubic meters, a PBO production line with an annual production capacity of up to 262,000 cubic meters and two melamine lamination production lines with a combined annual production capacity of 150,000 cubic meters.

Canada

Sault Ste. Marie Mill. This mill has an installed annual production capacity of approximately 310,000 cubic meters of MDF and 115,000 cubic meters of melamine lamination.

St. Stephen Mill. This mill has an installed annual production capacity of approximately 376,000 cubic meters of panels distributed among two production lines with a production capacity of 216,000 cubic meters of PBO and 160,000 cubic meters of thin HDF, in addition to a melamine lamination capacity of 255,000 cubic meters, paint/print and décor paper lines and with an on-site resin facility.

Wood Products

Our wood products consist of sawn timber (green, kiln-dried lumber and flitches) and remanufactured wood products. For the year ended December 31, 2014, revenue from sales of wood products was U.S.$962.1 million, representing 18.1% of our total revenues for the period.

The following table sets forth, by category, our wood product sales to unaffiliated third parties for each of the periods indicated:

	Year ended December 31,
	2010	2011	2012	2013	2014
	(in thousands of cubic meters)
Sawn timber	2,098	2,181	2,100	2,284	2,362
Remanufactured wood products	316	363	413	411	429

Aserraderos Arauco S.A. was established in 1993 to centralize management and control production in our sawmill and remanufacturing operations.

As of December 31, 2014, we had nine sawmills in operation, eight in Chile and one in Argentina, with an aggregate installed annual production capacity of approximately 2.9 million cubic meters of lumber. We operate our sawmills in coordination with our forestry and sales operations, since our sawn timber is generally produced in accordance with customer specifications. All of our sawmills are located near our pine plantations. As of December 31, 2014, we also owned five remanufacturing facilities—four in Chile and one in Argentina—that reprocess sawn timber into remanufactured wood products, such as moldings, jams and pre-cut pieces that end users require for doors, furniture and door and window frames. These facilities produced 383,713 cubic meters of remanufactured wood products in 2014.

On July 1, 2012, we commenced the process of insourcing the operation of 13 sawn timber industrial facilities, which had previously been managed by third-party companies. In the process, we incorporated 2,900 people into our workforce.

The following is a brief description of our sawmills and remanufacturing facilities and their production capacity, as of December 31, 2014.

Chile

Cholguán Sawmill and Remanufacturing Facilities. This sawmill has installed annual production capacity of approximately 319,000 cubic meters of lumber, as well as drying kiln facilities with installed annual production capacity of approximately 202,000 cubic meters and two remanufacturing facilities with installed annual production capacity of approximately 92,000 cubic meters of remanufactured wood products. The Cholguán sawmill also has a special facility for making laminating beams with installed annual production capacity of approximately 12,500 cubic meters.

Colorado Sawmill. This sawmill has installed annual production capacity of approximately 274,000 cubic meters of lumber and produces “green” sawn timber (or sawn timber that is not kiln dried) for the Chilean, Japanese and Middle Eastern markets. It also has drying facilities with installed annual production capacity of approximately 132,000 cubic meters.

El Cruce Sawmill. This sawmill has installed annual production capacity of approximately 117,000 cubic meters of lumber.

Horcones I Sawmill and Remanufacturing Facility. This sawmill has installed annual production capacity of approximately 397,000 cubic meters of lumber. It also has drying kilns with installed annual production capacity of approximately 297,000 cubic meters and a remanufacturing facility with installed annual production capacity of approximately 130,000 cubic meters of remanufactured wood products.

Horcones II Sawmill (reopened in 2010). This sawmill was closed in November 2009 due to unfavorable market conditions, however it resumed operations in June 2010. The annual production capacity of this mill is approximately 249,000 cubic meters of lumber. It also has drying facilities with installed annual production capacity of approximately 141,000 cubic meters.

Nueva Aldea Sawmill. This mill has installed annual production capacity of approximately 423,000 cubic meters of sawn timber and is equipped with drying kilns with installed annual production capacity of approximately 282,000 cubic meters.

Valdivia Sawmill and Remanufacturing Facility. This sawmill has installed annual production capacity of approximately 443,000 cubic meters of lumber. It also has drying facilities with installed annual production capacity of approximately 283,000 cubic meters and a remanufacturing facility with installed annual production capacity of approximately 85,000 cubic meters of remanufactured wood products.

Viñales Sawmill and Remanufacturing Facility. This sawmill has installed annual production capacity of approximately 382,000 cubic meters of lumber. It is also equipped with drying kilns with installed annual production capacity of approximately 277,000 cubic meters and a remanufacturing facility with installed annual production capacity of approximately 101,000 cubic meters of remanufactured wood products.

Argentina

Piray Sawmill and Remanufacturing Facility. This sawmill, previously known as the Misiones Sawmill, has installed annual production capacity of approximately 344,000 cubic meters of lumber. It is also equipped with drying kilns with installed annual production capacity of approximately 334,000 cubic meters and a remanufacturing facility with installed annual production capacity of approximately 67,000 cubic meters of remanufactured wood products.

Forestry Products

Our forestry products are sawlogs, pulplogs, posts and chips. As a result of our forest management policies and the increasing maturity of our plantations, our plantations are yielding increasing volumes of forestry products, particularly clear wood. As the volume of clear wood has grown, we have broadened our range of forestry products. For the year ended December 31, 2014, sales of forestry products were U.S.$142.8 million, representing 2.7% of our revenues for such year.

The following table sets forth, by category, forestry product sales to unaffiliated third parties for each of the years indicated.

	Year ended December 31,
	2010	2011	2012	2013	2014
	(in thousands of cubic meters)
Sawlogs	1,923	2,123	2,250	2,149	2,262
Pulplogs	612	443	274	546	499
Posts	24	24	22	13	2
Chips	501	398	365	305	303

Sustainable Development

We utilize renewable fuels such as forest biomass sub-products in power plants that cogenerate the steam and electricity required for our manufacturing operations, thus contributing to reducing greenhouse emissions. Biomass co-generation allows for a high thermal efficiency, approaching 80% in some cases. In addition to meeting our own energy needs, we generate a significant amount of surplus power, which we deliver to the Sistema Interconectado Central (Chilean power grid, or SIC), which distributes electrical power throughout the Central and Southern Regions of Chile.

As of December 31, 2014, we had registered five electricity co-generation power plants in Chile as greenhouse emission reduction project activities under the Clean Development Mechanism (CDM) of the Kyoto Protocol. Three of them were registered during 2006—Trupán, Nueva Aldea (first phase) and Nueva Aldea (second phase), a fourth one was registered in 2009-the Valdivia biomass power plant, and the fifth one was registered in January 2011—the Horcones power plant expansion project. Each of these power plants generates electricity through forestry biomass (forestry and wood industrial sub-products, including the woodpulp by-product called “black liquor”), which is a renewable carbon-neutral fuel that allows the facilities to decrease their reliance on the fossil-fuel intensive grid electricity.

Arauco was the first Chilean forestry company to issue Certificates of Emission Reductions (CERs or carbon credits) through the CDM of the Kyoto Protocol. As of December 31, 2014, we had issued a total amount of 2,594,776 CERs in connection with our CDM projects. As of the date of this annual report we have sold 1,116,384 CERs, mainly to European companies subject to compliance obligations under the European Trading Scheme (ETS). The following table presents the total amount of CERs issued and sold by Arauco for each of the years indicated:

	Year ended December 31,
	2010	2011	2012	2013	2014
CERs issued (net of CERs sold and of the commission paid to United Nations Framework Convention on Climate Change, or UNFCCC)	0	0	632,197	488,475	403,317
Other CERs sold	0	0	0	0	42,567

In May 2008, our Board of Directors decided to approve the construction of the Viñales biomass power plant, located alongside the Viñales sawmill in the Seventh Region of Chile. The plant includes a biomass-fueled power boiler with capacity to produce 210 tonnes of steam per hour and a 41 Megawatt extraction-condensing turbogenerator. The plant began operations on May 17, 2012, attaining its maximum production capacity on August 29, 2012. This power plant was also developed as an emission reduction project initiative by Arauco. On January 27, 2013, the Viñales emission reduction project activity was successfully registered as a greenhouse gas emission reduction project activity under the voluntary carbon standard: Verified Carbon Standard (VCS). It is expected that this project will issue its first verified emission reductions (VERs) towards the end of 2015.

During January 2013, the biomass cogeneration power plant associated with the Punta Pereira pulp mill facility in Uruguay was successfully registered as a CDM project activity. This was the eleventh CDM project activity registered in Uruguay at the project’s registration date. Once in operation, this project activity is expected to generate an average of 124,000 CERs per year, during its first 7-year crediting period.

Competition

We experience substantial worldwide competition in each of our geographical markets and in each of our product lines.

Pulp

In general, our competitors in the pulp market vary depending on the geographical region and variety of pulp involved. CMPC Celulosa S.A., or CMPC and Fibria Cellulose S.A., or Fibria, are our main competitors in most geographical regions. While Fibria produces hardwood pulp only, CMPC produces both softwood and hardwood pulp. In Asia, we also face competition from Canadian, Brazilian, Russian and Indonesian producers. In Europe, we face competition from Brazilian, Scandinavian and U.S. producers. Our main competitors with respect to unbleached softwood pulp are from Canada and Russia.

Panels

Arauco’s principal competitors in the plywood markets are located in the United States, Finland, Chile and Russia. In some regions, Arauco also competes with hardwood plywood produced in China, Africa and other regions of the world.

Arauco’s main competitors in the MDF market are: in Latin America, Duratex S.A., Masisa S.A. and other large South American producers; in North America, local producers such as Roseburg Forest Products Co.; in Asia, producers from Malaysia and China; and in the Middle East, European producers.

For sales of PBO, in the Latin American market we compete with Duratex S.A., Masisa S.A., Berneck S.A. and Fibraplac S.A. In North America, we mainly compete with Roseburg Forest Products Co., Temple-Inland Inc., Kaycan Ltd. and Sonae Indústria, SGPS, SA.

Wood Products

For remanufactured wood products, our main competitors are located in Chile, Brazil and the United States. For sawn timber, our main competitors are located in Europe, New Zealand, Canada and Chile. We believe that our operating efficiencies, competitive logistics costs, ability to serve customers with multiple specifications, geographical presence in 38 countries and the versatility of our radiata and taeda pine allow us to compete effectively in the world market for wood products.

Transportation, Storage and Distribution

To remain competitive worldwide, we ship our products to various distribution centers around the world from which final delivery to the customer is made.

The following are the principal Chilean ports that we use, each of which is operational as of the date of this annual report:

•

Coronel. A private port located between Concepción and the Arauco Mill, which we constructed as a member of a consortium with five other companies and in which we have an equity interest of 50%. We shipped 48.47% of our aggregate export volume through this port in 2014;

•	Lirquén. A private port in Concepción in which we have an equity interest of 20.2% and through which we shipped 28.75% of our aggregate export volume during 2014; and

•	San Vicente. A state-owned port near the city of Concepción through which we shipped 22.78% of our aggregate export volume during 2014.

The closest ports to our Chilean mills are located as follows: approximately 60 kilometers from the Arauco Mill, 310 kilometers from the Constitución Mill, 370 kilometers from the Licancel Mill, 70 kilometers from the Nueva Aldea Mill, and 430 kilometers from the Valdivia Mill. We do not own pulp storage warehouses at any of these ports.

We ship pulp to various ports in Europe, North and South America and Asia and, as is customary in the pulp industry, we store some stock in those ports. We use 12 foreign ports that have warehouse facilities available, and standard storage terms provide that we are entitled to a certain period of storage free of charge. We seek to ensure that we do not exceed the free storage period for each shipment. As of December 31, 2014, we had approximately 81,595Adt of pulp in storage in warehouses at foreign ports.

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

In Brazil, our efficient distribution system, which delivers finished products to almost 850 customers in over 330 cities, many of which are separated by long distances, is a key component to our competitiveness.

In North America, products sourced from our South American operations are shipped into 17 major ports of entry and are dispatched to more than 3,500 locations in the United States and Canada. Arauco’s eight composite panel plants in North America service over 580 customers throughout the region, in addition to exporting products to the Caribbean, Central America and the Middle East.

Description of Property

Our principal properties consist of land and production plants and facilities, the majority of which are located in Chile. As of December 31, 2014, we owned 1.1 million hectares of land in Chile, of which 725 thousand hectares were forest plantations, and 523 thousand hectares of land in Argentina, Brazil and Uruguay, of which 277 thousand consisted of forest plantations. In addition, as of December 31, 2014, we owned and operated various plants and facilities, including five pulp mills, four panel mills, eight sawmills and four remanufacturing facilities in Chile; one pulp mill, one sawmill, one MDF mill, one PBO mill, one chemical plant and one sawmill and remanufacturing facility in Argentina; one MDF mill and one MDF-PBO mill in Brazil; two PBO mills, three MDF mills and one MDF-PBO mill in the United States; and one MDF mill and one PBO-MDF mill in Canada. Future expansion plans will depend on global market conditions. For information regarding environmental risks associated with our use of our properties, see “Item 3. Key Information—Risk Factors—Risks Relating to US and the Forestry Industry.”

Insurance

Consistent with industry practice, we maintain fire insurance coverage for all our Chilean forest holdings and nurseries but do not insure against pests or disease. In Argentina, we maintain fire insurance for 14,111 hectares of timber assets located in Delta del Paraná, near Buenos Aires. For the rest of our Argentine operations, we do not maintain fire insurance for our timber assets because we believe that the risk of damage from fire is low because Argentina receives significant amounts of rainfall, particularly during the summer months. For our forests in Brazil we maintain fire insurance for 26,000 hectares of timber assets located in Mato Grosso do Sul. For the rest of our forests in Brazil, we do not maintain fire insurance because we believe the risk of damage from fire does not justify the costs of carrying insurance.

The forestry insurance for plantations located in Chile is carried by the RSA Group and Penta Security Compañía de Seguros S.A. The insurance policies for plantations located in Delta del Paraná, Argentina, are carried by Sancor Seguros. Our insurance policies for some of our plantations located in Mato Grosso do Sul, Brazil, are carried by Mapfre. Our insurance policies in all the countries where we operate are consistent with industry practice.

We also carry insurance, consistent with industry practice, covering our production plants, facilities and equipment. This insurance provides coverage, in the event of fire, explosion, machinery breakdowns or natural disasters, including earthquakes and tsunamis. Our insurance covers up to U.S.$650 million per loss in Chile and U.S.$300 million per loss in Argentina, including physical damage and business interruption for up to 12 months (or 18 months in the case of a recovery boiler explosion in our pulp mills). The general deductible for physical damage is U.S.$3 million for damages caused by earthquakes and tsunamis, with a deductible of 2% of the insured amount for each location, subject to a cap of U.S.$25 million. Deductibles for business interruption are 30 days for all losses, 45 days for machinery breakdowns and 60 days for machinery breakdowns of turbines. We also have an annual self-insurance retention of U.S.$20 million, with a U.S.$10 million maximum per event. All of our insurance policies covering our production plants, facilities and equipment in Chile and Argentina are carried by the RSA group, Mapfre S.A. and Ace Group.

Our MDF and PBO mills in Brazil are insured by Itaú XL Seguros Corporativos, and our MDF and PBO mills in the United States and Canada are insured by Zurich. Our policies cover fire, explosions, electrical damage, equipment damage and loss of profit, up to a limit of U.S.$220 million in Brazil and U.S.$300 million in the United States and Canada. For more information regarding the risks for which we insure our property, see “Item 3. Key Information—Risk Factors—Risks Relating to Us and the Forestry Industry.”

As described in more detail in “Item 3—Key Information—Risk factors Disease of fire could affect our forests and manufacturing processes and, in turn, adversely affect our business, financial conditions, results of operations and cash flows,” our Nueva Aldea complex suffered significant fire related damage to our plywood mill and forests due to wildfires that affected the Eight Region of Chile. Our insurance covered the losses related to our forest plantations. We had a U.S.$1.0 million deductible for property damage and U.S.$1.97 million deductible for business interruption at our Nueva Aldea plywood mill. On December 11, 2012, we and the insurers accepted the final report of the insurance adjusters. In accordance with such final report, as of December 31, 2013, we received a total recovery of U.S.$33 million, net of U.S.$110 million in advance payments that we had already received. With respect to our inventory, which was covered under a different policy, we received during 2013 a total recovery of U.S. $20.8 million.

CAPITAL EXPENDITURES

To utilize our increasing volume of forest production, we have added to, expanded and modernized our processing facilities.

For the year ended December 31, 2012, our aggregate capital expenditures were U.S.$1,186.4 million, consisting primarily of U.S.$1,038.3 million for addition of property, plant and equipment and U.S.$148.0 million for the addition of biological assets.

For the year ended December 31, 2013, our aggregate capital expenditures were U.S.$942.6 million, consisting primarily of U.S.$781.2 million for addition of property, plant and equipment and U.S.$161.5 million for the addition of biological assets.

For the year ended December 31, 2014, our aggregate capital expenditures were U.S.$604.2 million, consisting primarily of U.S.$471.2 million for addition of property, plant and equipment and U.S.$133.0 million for the addition of biological assets.

For the year ending December 31, 2015, we have planned capital expenditures of U.S.$578.5 million, which principally include U.S.$389.7 million in maintenance of our existing mills and U.S.$163.9 million in maintenance and acquisition of biological assets.

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

Chile

The Chilean legislation to which we are subject includes the Ley Sobre Bases Generales del Medio Ambiente (Chilean Environmental Law) and related regulations. The Chilean Environmental Law created the Comisión Nacional del Medio Ambiente (National Environmental Commission), or CONAMA, which included under its organization the various COREMAs. As discussed below, these institutions were replaced in 2010 by the Ministry of Environment, the Service of Environmental Evaluation and the Comisiones de Evaluación (Evaluation Commissions) and a Superintendency of Environment.

Under the Chilean Environmental Law, we are required to conduct environmental impact studies or declarations on the environmental impact of any future projects or activities (or their significant modifications) that may affect the environment. These and other regulations also establish procedures for private citizens to object to the plans or studies submitted by project owners.

Governmental agencies may participate in the oversight of the implementation of projects in accordance with their environmental impact studies or declarations of environmental impact. Under the Chilean Environmental Law and other regulations, affected private citizens, public agencies and local authorities can sue to enforce compliance with environmental regulations. Enforcement remedies include temporary or permanent closure of facilities and fines. The application of these environmental laws and remedies may adversely affect the manner in which we seek to implement our business strategy and our ability to realize our strategy.

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

On October 1, 2010, the Ministry of the Environment, the Service of Environmental Evaluation and the Evaluation Commissions began operating under their full legal authority. In addition, on June 28, 2012, Law No. 20,600 was published in the Official Gazette. This law established three environmental tribunals whose purpose is to resolve environmental conflicts. Each tribunal presides over a defined territorial jurisdiction. The Second Environmental Tribunal became operational on December 28, 2012, the date upon which the provisions of Law No. 20,417 entered into full force, allowing the Superintendency of Environment to exercise its full legal powers. The Third Environmental Tribunal, which has jurisdiction to resolve environmental conflicts that occur in the Eighth through Twelfth Regions (where most of our operations are located), became operational on December 9, 2013. The Superintendency has issued numerous resolutions, instructions and requirements to various companies, officials and supervised parties, including our Company. As of the date of this report, we have been subject to certain inspections, and the Superintendency has issued several information requests to us.

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

Brazil

Our Brazilian operations are subject to environmental legislation, including municipal, regional and federal governmental laws, regulations and licensing requirements. Law No. 6,938 establishes strict liability for environmental damage, mechanisms for the enforcement of environmental standards and licensing requirements for activities that are damaging or potentially damaging to the environment. A violation of environmental laws and regulations may result in:

•	fines,

•	partial or total suspension of activities,

•	forfeiture or restriction of tax incentives or benefits, or

•	forfeiture or suspension of participation in credit lines with official credit establishments.

As a result, we may become liable for environmental damages caused by the management of our materials, including damages caused during the transportation, treatment and disposal of our industrial waste, even where third parties manage such activities on our behalf.

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

Uruguay

Our activities at Montes del Plata are subject to Uruguayan national and municipal environmental regulations. The principal environmental authorization required to carry out such project’s current construction activities is the environmental authorization, or AAP, regulated by the Environmental Impact Assessment Act, Law No. 16,466, and its regulatory Decree No. 349/005. AAPs are granted by the National Environmental Bureau, or DINAMA, which pertains to the Ministry of Housing, Land Use Management and Environment, or MVOTMA. In order to obtain this authorization, an applicant must submit a complete report regarding all aspects of any proposed works including a classification of the same by a competent professional in one of the three categories, A, B or C. If the proposed project is classified as B or C, a comprehensive environmental impact assessment (which includes all aspects of the project, including water and noise, among others) is required and in some cases a public hearing may be required. Once the AAP is granted, the interested party is required to perform the project in accordance with the terms and conditions of such authorization.

For certain activities (including construction of an industrial plant) listed in Article 2 of Decree No. 349/005, a Viability Location Report, or VAL, is required. This report must include a notification to the municipal government where the project is to be located (the Intendencia) and the delivery of information similar to that required for the AAP. This process contemplates a period for public comment on summary information that is available. The Intendencia involved in any such project may submit its findings to the DINAMA for consideration. The VAL, if needed, must be obtained prior to the AAP. The relevant companies that comprise Montes del Plata have already obtained the AAP and the VAL. We believe that the Montes del Plata project is currently in material compliance with applicable local and national environmental regulations in Uruguay.

Once construction is completed according to the approved project and the AAP conditions, and prior to starting operations, a company needs to obtain the environmental authorization for operation, or AAO, which is regulated by the same decree. Montes del Plata obtained this authorization from the National Environmental Bureau, DINAMA, in June 2014.

United States and Canada

Our North American operations are subject to U.S. and Canadian environmental legislation, including federal, provincial, state and local laws and regulations. Such laws and regulations govern the use, storage, handling, generation, treatment, emission, release, discharge and disposal of certain hazardous materials and wastes, the remediation of contaminated soil and groundwater, plant and wildlife protection, landfill sites and the health and safety of employees. For example, under the Clean Air Act, the United States Environmental Protection Agency, or the EPA, has established Maximum Achievable Control Technology, or MACT, environmental regulations that establish emission standards for point sources of pollution, such as press and dryer exhausts, process vents and equipment leaks. In addition, some of our operations require environmental permits and controls to prevent and reduce air and water pollution. Our failure to comply with applicable environmental, health and safety requirements, including permits related thereto, may result in:

•	civil penalties;

•	supplemental environmental projects;

•	enforcement actions or other sanctions, such as judicial orders enjoining or curtailing operations or requiring corrective measures;

•	loss of operating permits;

•	required installation of pollution control equipment; or

•	remedial actions.

In addition, we may become liable for third-party claims for personal injury and property damage due to contamination at our mills, even where the activity that caused such contamination occurred before we owned the mills.

We believe we are currently in material compliance with all applicable local and national environmental regulations and orders governing our operations in the United States and Canada.

Forestry, Land-Use and Land Ownership Regulations

Chile

The management and exploitation of forests in Chile is regulated by the Forests Law of 1931, as amended, and Decree Law No. 701 of 1974, as amended. The Forests Law and Decree Law No. 701 impose a variety of restrictions on the management and exploitation of forests. Forestry activities, including thinning, on land that is designated as preferably suited for forests or that has native or planted forests, are subject to management plans that require the approval of the Corporación Nacional Forestal, or National Forest Service (CONAF). In addition, the Forests Law and Decree Law No. 701 impose fines for the harvesting or destruction of trees and shrubs in violation of the terms of a forest management plan. We believe that we are in material compliance with the Forests Law and Decree Law No. 701.

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

Argentina

The management and exploitation of forests in Argentina is regulated by National Law No. 13,273, National Law No. 25,080, and National Law No. 26,432, National Decree No. 710, Provincial Law No. 854, Provincial Law No. 3,426 and other regulations promulgated thereunder, which collectively constitute the regulatory framework. The regulatory framework imposes a variety of restrictions on the management and exploitation of forests in Argentina. The regulatory framework regulates the replanting of land after harvesting.

On December 28, 2011, National Law No. 26,737 was promulgated, which established limitations on the ability of foreigners to purchase rural land in Argentina. This law provides that foreigners cannot acquire more than 15% of all rural land in the country, and that no foreigner can, individually, hold more than 30% of said 15%. For the purposes of the National Law No. 26,737, rural land is all land located outside the urban area.

We believe that our Argentine operations are in material compliance with the regulatory framework.

Brazil

Environmental laws and regulations relating to the management and exploitation of forests and the protection of Brazilian plants and wildlife govern our Brazilian forestry operations. Under this regulatory framework Brazilian authorities establish forest preservation areas and regulate replanting of forests after harvesting.

There are currently certain Brazilian legal restrictions on the acquisition of rural properties by foreign companies or by Brazilian companies controlled by foreign persons. Those restrictions are contained in Federal Law No. 5,709/1971 and in the Opinion issued by the Office of the General Counsel to the Federal Government in August 2010. However, recent judgments of several tribunals and administrative agencies have determined that the Federal Law No. 5,709/1971 is not applicable to Brazilian companies with foreign shareholders, for being contrary to the Brazilian constitution. In consideration of the above, our legal advisors have advised us that these restrictions are not applicable to the transactions that our Brazilian subsidiaries may consider in the future.

We believe that our Brazilian operations are in material compliance with the regulatory framework.

Uruguay

The management and exploitation of forests in Uruguay is regulated primarily by Law No. 15,939 (as amended by Law No. 18,083), which has declared forestry activity as an area of national interest. This law classifies forests into three categories: protectors, yield and general, and provides certain tax and financial benefits related to forests classified as protectors and yield located in areas classified as forestry priority. If such forests were planted after January 1, 2007 they must also comply with the definition of quality wood. In order to obtain such classification, interested parties have to submit a forestry management plan to the General Forestry Bureau. This law also establishes certain conservation requirements and controls for each category of forest.

Additionally, forest activity is subject to environmental and soil care regulations. According to Law No. 16,466 and Decree No. 349/005, plantations of more than 100 hectares need prior environmental authorization. Law No. 15,239 also provides certain measures that must be adopted to reduce erosion and degradation of the soil to promote its restoration when necessary.

We believe that the Montes del Plata forestry operations are in material compliance with the applicable regulatory framework.

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

Overview

We derive our revenue from the sale of bleached and unbleached pulp, panels such as plywood, MDF, PBO and HB, wood products such as sawn timber and remanufactured wood products, forestry products, such as sawlogs and pulplogs, and sales of electricity to the grid. Export sales constituted 59.9% of our total revenue for the year ended December 31, 2013, and 62.0% of our total revenue for the year ended December 31, 2014. Sales of pulp constitute the single largest component of our revenue. As with many commodities, pulp is subject to significant cyclical price fluctuations determined by global supply and demand. Accordingly, our revenue is subject to cyclical fluctuations. Prices for panels, wood products and forestry products, also fluctuate significantly among markets. Although prices tend to have the most significant effect on our results of operations, sales volume and product mix, production costs and exchange rate fluctuations also can have a substantial impact on our results.

Our business, results of operations and cash flows depend, to a large extent, on the level of economic activity, on government and foreign exchange policies and on political and economic developments in our principal export markets. In 2014, we exported our products to Asia, North, Central and South America, Europe and, to a lesser extent, Africa and the Middle East. In 2013 and 2014, 92.8% and 92.2%, respectively, of total pulp revenues were export sales, and 41.3% and 44.0%, respectively, of total panels, wood products and forestry product revenues were export sales. Our business, earnings and prospects may be materially and adversely affected by developments in our export markets with respect to inflation, interest rates, currency fluctuations, protectionism, government subsidies, price and wage controls, exchange control regulations, taxation, expropriation or social instability, as well as by political, economic or diplomatic developments.

As of December 31, 2014, 64.2% of our property, plant, equipment and forest assets were directly owned by Arauco and our Chilean subsidiaries, 9.5% by our Argentine subsidiaries, 8.0% by our Brazilian subsidiaries, 2.5% by our U.S. and Canadian subsidiaries and 15.7% by our joint operation in Uruguay. In 2014, 65.2% of our consolidated revenue was derived from our operations in Chile, 9.6% of our consolidated revenue was derived from our operations in Argentina, 8.5% of our consolidated revenue was derived from our operations in Brazil, 14.7% of our consolidated revenue was derived from our operations in the United States and Canada and 2.0% of our revenue was derived from our operations in Uruguay. Accordingly, our financial condition, results of operations and cash flows are affected by, to a significant degree, economic conditions in Chile, Argentina, Brazil, Uruguay, the United States and Canada.

Economic Indicators in Chile, Argentina, Brazil, Uruguay, the United States and Canada

Chile

According to the Central Bank of Chile, Chile’s GDP increased by 5.5% in real terms during 2012, and in 2013 and 2014 it grew at rates of 4.2% and 1.9%, respectively. See “Item 3. Key Information—Risk Factors—Risks relating to Chile.”

Argentina

According to the Instituto Nacional de Estadística y Censos (the Argentine National Statistics and Census Institute, or the INDEC), Argentina’s GDP increased by 0.8% in real terms during 2012, and in 2013, it grew at a rate of 2.9%. For 2014, the INDEC has reported a 0.5% growth in real GDP. In 2012, the Argentine peso depreciated against the dollar by 14.3% and in 2013 and 2014, the Argentine peso depreciated against the dollar by 32.6% and 31.1%, respectively. Future economic, social and political developments in Argentina, over which we have no control, could impair our and Arauco Argentina’s business, financial condition or results of operations. See “Item 3. Key Information—Risk Factors—Risks relating to Argentina.”

Brazil

According to the Instituto Brasileiro de Geografia e Estatística (the Brazilian Institute of Geography and Statistics), Brazil’s GDP increased in real terms by 0.9% during 2012, by 2.3% in 2013 and by 0.1% in 2014. In 2012, the Brazilian real depreciated against the dollar by 8.2% and in 2013 and 2014, the Brazilian real depreciated against the dollar by 12.8% and 11.8%, respectively. See “Item 3. Key Information—Risk Factors—Risks relating to Brazil.”

Uruguay

According to the Banco Central del Uruguay (the Central Bank of Uruguay), Uruguay’s GDP increased by 3.7% in real terms during 2012, and in 2013 and 2014 it grew at rates of 4.4% and 3.5%, respectively. In 2012, the Uruguayan peso depreciated against the dollar by 3.9%, in 2013 the Uruguayan peso appreciated against the dollar by 21.1% and in 2014 the Uruguayan peso depreciated against the dollar by 12.8%. See “Item 3. Key Information—Risk Factors—Risks Relating to Uruguay.”

United States

According to the U.S. Bureau of Economic Analysis, the United States GDP increased by 2.3% in real terms during 2012, and in 2013 and 2014 it grew at rates of 2.2% and 2.4%, respectively. See “Item 3. Key Information—Risk Factors—Risks Relating to the United States and Canada.”

Canada

According to the Bank of Canada, Canada’s GDP increased by 1.7% in real terms during 2012, and in 2013 and 2014 it grew at rates of 2.0% and 2.5%, respectively. In 2012, the Canadian dollar appreciated against the U.S. dollar by 2.5%, in 2013 the Canadian dollar depreciated against the U.S. dollar by 7.1% and in 2014 the Canadian dollar depreciated against the U.S. dollar by 9.0%. See “Item 3. Key Information—Risk Factors—Risks relating to the United States and Canada.”

Exchange Rate Fluctuations

We generally price our exports in U.S. dollars, whereas our domestic sales in Chile are priced in Chilean pesos; domestic sales in Brazil are priced in Brazilian reals and domestic sales in Argentina are priced in Argentine pesos except for pulp sales, which are priced in U.S. dollars. To the extent that the Chilean peso depreciates against the U.S. dollar, our domestic revenues may be adversely affected when expressed in U.S. dollars. The same effects may occur for our domestic sales in Argentina and Brazil for products sold in each of the respective local currencies.

The Chilean peso has been subject to devaluation in the past and could be subject to significant fluctuations in the future. During 2014, the value of the Chilean peso relative to the U.S. dollar decreased 15.7% in nominal terms and 11.1% in real terms, based on the observed exchange rates on December 31, 2013 and December 31, 2014. The observed exchange rate on April 22, 2014, as published in the Official Gazette on April 23, 2015, was Ch$618.02 to U.S.$1.00. For information regarding historical rates of exchange in Chile from January 1, 2010, see “Item 3. Key Information—Exchange Rates.”

The effect of exchange rate fluctuations is partially offset by the fact that certain of our operating expenses are denominated in U.S. dollars (such as our freight costs and selling expenses in the form of commissions paid to our sales agents abroad) and a significant part of our indebtedness is denominated in U.S. dollars. As of December 31, 2014, our U.S. dollar denominated indebtedness was U.S. $3,911.3 million. In addition, as the U.S. dollar appreciates against the legal currency in any of our export markets, we must from time to time price our sales in that local currency to compete effectively.

Future developments in the Chilean, Argentine, Brazilian, Uruguayan, Canadian and U.S. economies may impair our ability to proceed with our strategic plan, including with respect to pricing. For additional discussion regarding the risks we face in each of the aforementioned markets, see “Item 3. Key Information—Risk Factors—Risks Relating to Chile,” “—Risks Relating to Argentina,” “—Risks Relating to Brazil,” “—Risks Relating to Uruguay” and “—Risks Relating to the United States and Canada.”

In recent years, our revenue has been affected by price level volatility in the export market. The prices for each of our pulp, panels, wood and forestry products depend on the markets in which they are sold. While prices are generally similar for a given product on a global basis, regionalized market conditions affect prices in markets such as Asia, Europe and the United States.

The following table sets forth, for the periods indicated, average unit sales prices for our products.

	Year ended December 31,(1)
Product(2)	2012	2013	2014
	(U.S.$ per tonne)(3)
Pulp
Bleached pulp	630.2	665.8	663.7
Unbleached pulp	654.4	623.4	687.0
	(U.S.$ per cubic meter)(3)
Wood Products
Sawn timber	257.8	256.0	269,7
Remanufactured wood products	544.2	596.7	757,8

Panels
Plywood and fiberboard panels	371.9	374.0	346.2

Forestry Products
Logs	45.6	43.9	43.9

(1)	Calculated as average unit prices for the year based on our internally collected data.
(2)	Each category of product contains different grades and types and the shipping terms vary with the product, as well as the customer.
(3)	We generally quote our prices in U.S. dollars for export sales and in Chilean pesos, Argentine pesos or Brazilian reais, as applicable for domestic sales.

Pulp Prices

Overview

Historically, world pulp prices have been subject to significant fluctuations over relatively short periods of time. Pulp prices mainly depend on worldwide demand, world production capacity, worldwide pulp and paper inventory levels and availability of substitutes, and in general terms, are directly related to global economic growth. All of these factors are beyond our control. See “Item 3. Risk Factors—Risks Relating to Us and the Forestry Industry— Fluctuations in market price for our products could adversely affect our financial condition, results of operations and cash flows”.

Prices for bleached grades of hardwood pulp, including eucalyptus, generally follow the same cyclical pattern as prices for NBSK, which is the benchmark for softwood bleached pulp. However, the latter historically has had higher prices mainly due to lower global supply. Moreover, during the last five years, the majority of the added global pulp production capacity has been dedicated to the production of hardwood pulp, particularly eucalyptus pulp.

Prices for unbleached softwood market pulp also follow cyclical patterns related to worldwide demand, stock levels and supply. Unbleached softwood market pulp represents about 3% of the total wood pulp market. The majority of such pulp is sold in Asia, and its price does not necessarily follow the cycle of prices for NBSK or BEKP.

In 2014, the shortfiber pulp market had two new pulp mills entering the market with a combined annual production capacity of 2.8 million tonnes. The additional supply caused BEKP prices to decline during the first nine months of the year, reaching its lowest price at U.S.$724.27 per tonne in September. For the last three months of 2014, BEKP prices began to increase and ended the year at U.S.$742.90 per tonne. On the other hand NBSK stood at high price levels throughout the year, reaching U.S.$932.06 per tonne at the end of December. Our results of operations may be materially adversely affected if the prices of our products decline from current levels. For additional discussion regarding recent movements in the price of pulp, see “—Trend Information.”

Price of NBSK

The market price for NBSK was U.S.$948.92 per tonne as of December 31, 2010, an 18.8% increase as compared to December 31, 2009. The market price for NBSK was U.S.$833.71 per tonne as of December 31, 2011, a 12.1% decrease as compared to December 31, 2010. The market price for NBSK was U.S.$809.6 per tonne as of December 31, 2012, a 2.9% decrease as compared to December 31, 2011. The market price for NBSK was U.S.$906.48 as of December 31, 2013, a 12.0% increase as compared to December 31, 2012. The market price for NBSK was U.S.$932.06 as of December 31, 2014, a 2.8% increase as compared to December 31, 2013.

Price of BEKP

The market price for BEKP was U.S.$849.21 per tonne as of December 31, 2010, a 21.3% increase as compared to December 31, 2009. The market price for BEKP was U.S.$651.86 per tonne as of December 31, 2011, a 23.2% decrease as compared to December 31, 2010. The market price for BEKP was U.S.$775.94 per tonne as of December 31, 2012, a 19% increase as compared to December 31, 2011. As of December 31, 2013, the market price for BEKP was U.S.$769.73, which represented a 0.8% decrease as compared to December 31, 2012. As of December 31, 2014, the market price for BEKP was U.S.$742.90, which represented a 3.5% decrease as compared to December 31, 2013.

Price of UKP

The market price for unbleached kraftwood pulp, or UKP, was U.S.$751.85 per tonne as of December 31, 2010, a 24.6% increase as compared to December 31, 2009. The market price for UKP was U.S.$603.65 per tonne as of December 31, 2011, a 18.9% decrease as compared to December 31, 2010. The market price for UKP was U.S.$600.3 per tonne as of December 31, 2012, a 1.6% decrease as compared to December 31, 2011. The market price for UKP as of December 31, 2013 was U.S.$721.5 per tonne which represented an increase of 23.8% as compared to December 31, 2012. The market price for UKP as of December 31, 2014 was U.S.$650.4, per tonne which represented a 9.9% decrease as compared to December 31, 2013.

Forestry, Wood Product and Panels Prices

Over the last five years, the average prices for our forestry, wood products and panels have fluctuated significantly, reflecting the effect on demand of global economic developments.

During 2010, average sales prices in our wood products segment increased as compared with 2009, mainly due to higher average sales prices of green sawn timber in the Asian market and remanufactured products in the United States. Regarding our panel segment, in 2010 our sales in U.S. dollars increased by 33.5%, representing an increase of 15.3% in our average sales as compared to 2009. Average sales prices of plywood, which was the most negatively impacted product line in terms of margin erosion during 2009, increased during 2010, especially in Latin America, Europe and the United States. Average sales prices of MDF, HB and MDF moldings also increased during 2010.

Although the construction and real estate market in the United States continued to underperform historical averages during 2011, there was a slight trend of recovery as compared with 2009 and 2010. This recovery was reflected in increased demand for wood products and price increases. In Latin America the demand for our sawn timber and panels products remained positive, which resulted in increases in revenue of 18.0% and 15.6%, respectively. Our sawn timber products increased in sales volume and average price by 3.9% and 9.3%, respectively. Revenue from our remanufactured products increased 32.4% as a consequence of a 15.1% increase in sales volume and a 15.1% increase in average prices. Average prices of our panels products increased 8.8%, and total sales volume increased 6.3%.

During 2012, average sales prices in our wood products segment increased as compared to 2011, mainly due to a 6.7% increase in average sales prices of sawn timber. In 2012, sales in our panel segment increased by 3.7% as compared to 2011. This increase was mainly due to a 10.4% increase in sales volume, which was partially explained by the acquisition of the Moncure mill and Flakeboard in 2012.

During 2013, the average prices in our wood products segment increased 1.0%. The average price of panels increased 0.5%.

During 2014, all solid wood markets improved, with increased demand that permitted the sales mix and prices to improve with respect to 2013. Asian markets, in particular, Japan, South Korea and China followed this positive trend. The North American market, despite an improvement in the Housing Starts index, did not show significant improvement, however prices rose in our solid wood moldings business. Also, our MDF and PBO sales in North America had positive and stable price levels. In Brazil, our panels business had relatively stable price levels in Brazilian reals.

Prices for our panel, forestry and wood products may decline in the future. Our results of operations may be materially adversely affected if the prices of our products decline from current levels.

Costs

Our major costs of sales are the following:

•	the cost of timber,

•	costs related to harvesting (forestry works),

•	maintenance costs,

•	chemical costs,

•	the cost of sawmill processing,

•	depreciation, and

•	energy and fuel costs.

Our major administrative and selling expenses are wages and salaries, traffic, shipping and freight costs, insurance expenses and commissions.

Our property, plant and equipment are depreciated on a straight-line basis over the remaining useful lives of the underlying assets. However, the amount of such depreciation that relates to our fixed production assets, such as pulp mills and sawmills, is allocated to finished goods held as inventories and accumulates until charged to cost of sales when the finished goods are sold. Forests and land are not depreciated. For additional information relating to the accounting treatment of our biological assets, see “—Critical Accounting Policies—Biological Assets.”

Selling expenses consist primarily of per tonne fees we pay to our selling agents. Traffic, shipping and freight costs are the outbound logistics costs of carrying the product to the client’s destination.

Cost of sales increased 5.8% during 2010, mainly due to higher cost of sales of our forestry operations and an increase in other raw materials and indirect costs, partially offset by lower maintenance costs.

During 2011, cost of sales increased 26.6% as a result of increased sales volumes among all of our business segments and increases in the unit costs of our main products. In particular, our costs of sale per tonne of our bleached softwood pulp, bleached hardwood pulp and unbleached softwood pulp increased 10.7%, 21.7% and 15.5%, respectively, as compared to 2010. In 2011, our cost of sales measured as a percentage of total revenues represented 65.9%, as compared to 60.4% in 2010.

Cost of sales increased 9.2% during 2012 as a result of increased sales volume in all of our business segments and increases in the unit costs of our main products. Compared to 2011, our costs of sales per tonne increased 8.7% for bleached softwood pulp, increased 7.2% for bleached hardwood pulp, and increased 19.1% for unbleached softwood pulp. In 2012, our cost of sales measured as a percentage of total revenues was 73.6%, as compared to 65.9% in 2011.

Cost of sales increased 12.4% during 2013, when compared with 2012. This was mainly the result of an increase in the sales volumes of our panels, pulp and wood products business segments by 45.2%, 5.2% and 7.3%, respectively. In 2013, we were able to achieve lower unit costs of pulp. Our cost of sales per tonne of BKPR and EKPR decreased 4.7% and 6.0%, respectively. This was largely due to an improvement in production rates at our pulp mills as compared to 2012. In 2013, our cost of sales measured as a percentage of total revenues was 69.1%, as compared to 73.6% in 2012.

In 2014, our cost of sales increased 2.7% when compared with 2013. However as a percentage of our revenues, in 2014 and 2013 cost of sales represented 68.6% and 69.1% of total revenues, respectively. The 2.7% increase in cost of sales reflects the volume increase in our sales of pulp, sawn timber and panels by 6.5%, 3.6% and 2.3%, respectively.

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

In estimating useful lives, we have primarily relied upon actual experience with the same or similar types of equipment and recommendations from the manufacturers. Useful lives are based on the number of years an asset is estimated to be productive. Estimates are revised periodically to recognize potential impacts caused by new technologies, changes to maintenance procedures, changes in utilization of the equipment, and changing market prices of new and used equipment of the same or similar types.

Property, plant and equipment assets are appraised for possible impairment. Factors that would indicate potential impairment may include, but are not limited to, significant decreases in the market value of a long-lived asset, a significant change in a long-lived asset’s physical condition and operating or cash flow losses associated with the use of a long-lived asset. This process requires our estimate of future cash flows generated by each asset or group of assets. For any instance where this evaluation process indicates impairment, the appropriate asset’s carrying values are written down to net realizable value and the amount of the write-down is charged against the results of continuing operations.

Expenditures that substantially improve and/or increase the useful life of facilities and equipment are capitalized. Other maintenance or repair costs are charged to income as incurred.

Fair Value of Financial Instruments

We recognize certain financial assets and liabilities on our statement of financial position at fair value, which is the value that we estimate would be attributable to such asset or liability in an arms-length disposition. As of the date of the initial recognition, our management classifies its financial assets at fair value through (i) income or (ii) collectible credits and accounts, depending on the purpose for which the financial assets were acquired.

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

Biological Assets

IAS 41 requires that biological assets, such as standing trees, are shown on the statement of financial position at fair value. Our forests are thus accounted for at fair value less estimated point-of-sale costs at harvest, considering that the fair value of these assets can be measured reliably.

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

Impairment of goodwill

Determining whether goodwill is impaired requires an estimate of the value in use of the cash-generating units to which goodwill has been allocated. Arauco estimates the value either based on appraisals and/or the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

Employee benefits

The cost of defined employee benefits for the termination of employment, as well as the present value of the obligation is determined using actuarial valuations. The actuarial valuations involve making assumptions about discount rates, staff turnover, future salary increases and mortality rates.

Litigation and Contingencies

Arauco, its subsidiaries and our Uruguayan joint venture Montes del Plata are subject to certain ongoing lawsuits, the future effects of which need to be estimated by our management in collaboration with our legal advisors. See “Item 3. Key Information—Risk Factors—Risks Relating to Us and the Forestry Industry—We are subject to legal proceedings related to our mills which could adversely affect our business, financial condition, results of operations and cash flows” and “Item 8. Financial Information—Legal Proceedings.”

Recently Issued Accounting Standards

Note 1 to our audited consolidated financial statements discusses new accounting pronouncements under IFRS that apply to annual periods beginning on or after January 1, 2014. There are no additional pronouncements, amendments or interpretations that could have a material impact on our financial statements.

Results of Operations

The following table provides a breakdown of our financial results of operations and sales volumes as of and for the years ended December 31, 2012, 2013 and 2014. The table and the discussion that follows are based on and should be read in conjunction with our audited consolidated financial statements, including the notes thereto, as of and for the years ended December 31, 2012, 2013 and 2014 included elsewhere herein. The audited consolidated financial statements included herein are prepared in U.S. dollars and in accordance with IFRS.

	For the year ended December 31,
	2012				2013				2014
	Sales		%	Volume	Sales		%	Volume	Sales	%	Volume
	(in millions of U.S. dollars, except where indicated)
Revenue
Pulp
Bleached pulp(1)	U.S.$	1,569.8	36.7%	2,490.7	U.S.$	1,729.8	33.6%	2,598.1	1,876.9	35.2%	2,827.8
Unbleached pulp(1)		286.7	6.7	438.1		300.4	5.8	481.9	310.2	5.8	451.5

Total		1,856.5	43.4	2,928.8		2,030.2	39.5	3,080.0	2,187.0	41.0	3,279.3
Panels
Plywood and fiberboard panels		1,319.8	30.8	3,548.6		1,927.0	37.4	5,152.1	1,828.2	34.3	5,280.4
Other		0.7	0.0	6.9		0.3	0.0	11.1	0.2	0.0	3.6

Total		1,320.5	30.8	3,555.5		1,927.3	37.5	5,163.2	1,828.4	34.3	5,284.0
Wood Products
Sawn timber(2)		541.2	12.6	2,099.5		584.7	11.4	2,283.8	636.9	11.9	2,361.5
Remanufactured wood products(2)		224.5	5.2	412,5		245.3	4,8	411.0	325.2	6.1	429.2
Other		0.6	0.0	0.1		0.0	0.0	0.1	0.0	0.0	0.1

Total		766.2	17.9	2,512.1		829.9	16.1	2,694.9	962.1	18.1	2,790.7
Forestry Products
Logs, net(2)		115.1	2.7	2,524.3		118.2	2.3	2,694.4	121.2	2.3	2,760.9
Chips		25.4	0.6	365.1		21.2	0,4	304.8	19.5	0.4	302.5
Other		19.0	0.2	71.8		6.2	0,1	18.3	2.1	0.0	44.0

Total		159.5	3.5	2,961.2		145.6	2.8	3,017.5	142.8	2.7	3,107.4
Energy		136.7	3.2			146.3	2.8		159.9	3.0
Other		50.5	1.2			66.2	1.3		48.5	0.9

Total revenue		4,298.7	100%			5,145.5	100%		5,328.7	100%
Cost of sales
Timber		(816.4)				(869.0)			(809.0)
Forestry labor costs		(589.0)				(631.7)			(655.3)
Maintenance costs		(220.5)				(210.0)			(278.3)
Chemical costs		(381.2)				(485.8)			(541.3)
Depreciation		(236.7)				(271.7)			(323.3)
Other costs of sales		(874.7)				(1,088.9)			(1,047.0)

Total cost of sales		(3,163.4)				(3,557.2)			(3,654.1)
Gross profit		1,135.2	26.4%			1,588.3	30.9%		1,674.5	31.4%
Other income		408.3				385.1			368.9
Distribution costs		(452.8)				(523.6)			(542.9)
Administrative expenses		(479.6)				(544,7)			(550.8)
Other expenses		(105.3)				(136.8)			(138.8)
Other gains (losses)		16.1				0			0.0
Finance income		23.5				19.1			30.8

	For the year ended December 31,
	2012			2013			2014
	Sales	%	Volume	Sales	%	Volume	Sales	%	Volume
	(in millions of U.S. dollars, except where indicated)
Finance costs	(236.7)			(232.8)			(246.5)
Share of profit (loss) of associates and joint ventures accounted for using equity method	18.9			6.3			7.5
Exchange rate differences	(17.2)			(11.8)			(10.0)

Income before income tax	310.3			548.9			592.8
Income tax	(166.8)			(130.4)			(448.7)
Net income	143.5			418.6			144.2

(1)	Volumes measured in thousands of tonnes.
(2)	Volumes measured in thousands of cubic meters.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2014

Revenue

Revenue increased 3.6% from U.S.$5,146 million in 2013 to U.S.$5,329 million in 2014, primarily as a result of:

•	a 7.7%, or U.S.$156.8 million, increase in revenue from pulp; and

•	a 15.9%, or U.S.$132.2 million, increase in revenue from wood products; which was partially offset by

•	a 5.1%, or U.S.$98.9 million, decrease in revenue from panels; and

•	a 1.9%, or U.S.$2.8 million, decrease in revenue from forestry products.

Pulp. Revenue from bleached and unbleached pulp increased 7.7% from U.S.$2,030.2 million in 2013 to U.S.$2,187.0 million in 2014, reflecting a 1.2% increase in average prices, and a 6.5% increase in sales volume. Sales of bleached pulp increased 8.5% due to a 0.3% decrease in average prices and an 8.8% increase in sales volume. Our increase in sales volume partially reflects new sales from the Montes del Plata mill. Also, during 2014 we experienced higher demand, mostly from Asia, of shortfiber pulp, which resulted in price increases during the second half of the year. Prices of softwood, on the other hand, decreased during the last quarter of the year driven by large discounts made by Russian producers, who benefited from the depreciation of the Ruble. Also, European producers have benefited from a weaker Euro and this has resulted in market pressure to lower softwood prices. Revenue from unbleached pulp increased 3.2% due to a 10.2% increase in average prices, which was partially offset by a 6.3% decrease in sales volume.

Panels. Revenue from panels decreased 5.1% from U.S.$1,927.3 million in 2013 to U.S.$1,828.4 million in 2014. This decrease in revenues was primarily due to a 7.3% decrease in average prices due to the economic situation in Argentina and Brazil, and in particular the effect of currency devaluation over domestic sales in local currency. This was partially offset by a 2.3% increase in sales volume. See “Economic Indicators in Chile, Argentina, Brazil, Uruguay, the United States and Canada.” In 2014, we increased the plywood output at our Nueva Aldea mill, which explains the higher volume produced and sold as compared to 2013.

Wood products. Revenue from sawn timber and remanufactured wood products increased 15.9% from U.S.$829.9 million in 2013 to U.S.$ 962.1 million in 2014, primarily as a result of a 12.0% increase in average prices, and a 3.6% increase in sales volume. Sawn timber revenue increased 8.9% from U.S.$584.7 million to U.S.$636.9 million due to a 3.4% increase in sales volume and a 5.4% increase in average prices. Remanufactured products revenue increased 32.6% from U.S.$245.3 million in 2013 to U.S.$325.2 million due to a 27.0% increase in average prices and a 4.4% increase in sales volume. All solid wood markets improved during 2014, with increased demand that permitted the sales mix and prices, to improve with respect to 2013. Asian markets, in particular, Japan, South Korea and China followed this positive trend. In the North American market, despite the Housing Starts index not showing a significant improvement, our solid wood moldings business grew both in volume and prices.

Forestry products. Revenue from forestry products decreased 1.9% from U.S.$145.6 million in 2013 to U.S.$142.8 million in 2014. This decrease was primarily the result of an aggregate U.S.$4.1 million decrease in the revenue of other forestry products.

Other revenue. Revenue from other sources, consisting principally of sales of energy and chemicals, decreased 2.0% from U.S.$212.5 million in 2013 to U.S.$208.3 million in 2014. This was primarily the result of a U.S.$17.7 million decrease in our chemical sales and other sales, partially offset by a U.S.$13.5 million increase in our energy sales.

Cost of sales

Cost of sales increased 2.7% from U.S.$3,557.2 million in 2013 to U.S.$3,654.1 million in 2014, primarily as a result of a volume increase in our sales of pulp, panels and wood products business segments by 6.5%, 2.3% and 3.6%, respectively. In particular, as compared to 2014, our maintenance costs increased by 32.5%, or U.S.$68.3 million, and our chemical cost increased 11.4%, or U.S.$ 55.5 million, and in each case, these increases are mainly explained by the costs added by our new Montes del Plata mill which began its ramp-up process in June 2014. We have also experienced an increase in unit costs of pulp. In particular, our cost of sales per tonne of BKP, EKP and UKP increased 1.3%, 5.7% and 0.3%, respectively as compared to 2013. The cost of sales was partially offset because the cost of timber decreased 6.9%, or U.S.$60.0 million, and the indirect cost of production decreased 26.5%, or U.S.$45.6 million.

Gross Profit

As a percent of total revenue, our gross profit increased from 30.9% in 2013 to 31.4% in 2014, primarily as a result of a 3.6% increase in revenue, which was partially offset by an 2.7% increase in cost of sales.

Other income

Other income decreased 4.2% from U.S.$385.1 million in 2013 to U.S.$368.9 million in 2014. Other income in 2013 included a gain of U.S.$17.7 million from sales of assets.

Distribution costs

Distribution costs increased 3.7% from U.S.$523.6 million in 2013 to U.S.$542.9 million in 2014, primarily due to a 3.6%, or U.S.$17.8 million, increase in total shipping and freight costs. This is explained by higher sales volume of our pulp, panels and wood products business segments by 6.5%, 2.3%and 3.6%, respectively. As a percentage of revenue, distribution costs remained stable, at 10.2% in 2013 and 2014.

Administrative expenses

Administrative expenses increased 1.1% from U.S.$544.7 million in 2013 to U.S.$550.8 million in 2014, primarily as a result of an increase in wages and salaries, other administrative expenses, IT services and professional fees of U.S.$3.3 million, U.S.$11.8 million, U.S.$5.4 million and U.S.$5.7 million, respectively. As a percentage of revenue, however, administrative expenses decreased from 10.6% in 2013 to 10.3% in 2014.

Finance costs

Finance costs increased 5.9% from U.S.$232.8 million in 2013 to U.S.$246.5 million in 2014. This increase was mainly due to an increase of U.S$16.4 million in interest expenses on our outstanding bonds, which reflects an increase in the amount of our outstanding bonds in 2014.

Exchange rate differences

Losses from exchange rate differences decreased U.S.$1.8 million from U.S.$11.8 million in 2013 to U.S.$10.0 million in 2014. See “—Economic Indicators in Chile, Argentina, Brazil, Uruguay, the United States and Canada—Argentina.”

Income tax

We recorded an income tax expense of U.S.$130.4 million in 2013 compared to U.S.$448.7 million in 2014. This increase is mainly explained by a direct charge in 2014 of approximately U.S.$292 million explained by the impact of a net increase in deferred liabilities attributable to the increase of the tax rate in accordance with Law No.20,780, in force since 2014.

Net income

Net income in 2014 decreased 65.6% from U.S.$418.6 million in 2013 to U.S.$144.2 million in 2014, due to the impact of the non-recurring charge on income taxes.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2013

Revenue

Revenue increased 19.7% from U.S.$4,299 million in 2012 to U.S.$5,146 million in 2013, primarily as a result of:

•	a 46.0%, or U.S.$606.8 million, increase in revenue from panels;

•	a 9.4%, or U.S.$173.7 million, increase in revenue from pulp; and

•	an 8.3%, or U.S.$63.7 million, increase in revenue from wood products; which was partially offset by

•	an 8.7%, or U.S.$13.9 million, decrease in revenue from forestry products.

Pulp

Revenue from bleached and unbleached pulp increased 9.4% from U.S.$1,856.5 million in 2012 to U.S.$2,030.2 million in 2013, reflecting a 4.0% increase in average prices, and a 5.2% increase in sales volume. Sales of bleached pulp increased 10.2% due to a 5.6% increase in average prices and a 4.3% increase in sales volume. Our increase in sales volume partially reflects higher production rates from our pulp mills, which in 2013 produced 3.08 million Adt compared to 2.97 million Adt in 2012. Also, during 2013 we experienced higher demand, mostly from Asia, which resulted in price increases in both hardwood pulp and softwood pulp. Revenue from unbleached pulp increased 4.8% due to a 10.0% increase in sales volume partially offset by a 4.7% decrease in average prices.

Panels

Revenue from panels increased 46.0% from U.S.$1,320.5 million in 2012 to U.S.$1,927.3 million in 2013. This increase in revenues was primarily due to a 45.2% increase in sales volume and a 0.5% increase in average prices. In 2013, we had a full year of operations with Flakeboard, the Moncure mill, the Jaguariaiva MDF line and the Teno MDP mill, which explains the higher volume produced and sold as compared to 2012. Along with these additional operations, the improvement of the U.S. construction market during 2013 allowed us to increase volume sales and average prices.

Wood products

Revenue from sawn timber and remanufactured wood products increased 8.3% from U.S.$766.2 million in 2012 to U.S.$829.9 million in 2013, primarily as a result of a 1.0% increase in average prices, and a 7.3% increase in sales volume. Sawn timber revenue increased 8.0% from U.S.$541.2 million to U.S.$584.7 million due to an 8.8% increase in sales volume, partially offset by a 0.7% decrease in average prices. Remanufactured products revenue increased 9.3% from U.S.$224.5 million in 2012 to U.S.$245.3 million due to a 9.6% increase in average prices, partially offset by a 0.4% decrease in sales volume. The North American markets in particular experienced strong demand for value-added wood products, in line with a higher number of housing starts in 2013 as compared to those of the past three years.

Forestry products

Revenue from forestry products decreased 8.7% from U.S.$159.5 million in 2012 to U.S.$145.6 million in 2013. This decrease was primarily the result of a 16.5% decrease in the revenue of chips, partially offset by a 3.9% increase in the revenue of sawlogs.

Other revenue

Revenue from other sources, consisting principally of sales of energy and chemicals, increased 19.7% from U.S.$196.0 million in 2012 to U.S.$212.5 million in 2013. This was primarily the result of a U.S.$9.6 million increase in our energy sales and U.S.$5.9 million in our sale of chemicals.

Cost of sales

Cost of sales increased 12.4% from U.S.$3,163.4 million in 2012 to U.S.$3,557.2 million in 2013, primarily as a result of an increase in the sales volumes of our panels, pulp and wood products business segments by 45.2%, 5.2% and 7.3%, respectively. In particular, as compared to 2012, the cost of chemicals increased by 27%, or U.S.$104.6 million, and the cost of labor increased 54%, or U.S.$104.6 million, is in each case, mainly explained by having a full year with our North American operations and the MDF Jaguariaiva line. The cost of other raw materials increased 54%, or U.S.$71.6 million, and the cost of energy and other fuels increased 45%, or U.S.$62.3 million. We have also experienced a decrease in unit costs of pulp. In particular, our cost of sales per tonne of BKPR and EKPR decreased 4.7% and 6.0%, respectively, and our cost of sales per tonne of UKPR increased 1.0%, as compared to 2012.

Gross profit

As a percent of total revenues, our gross profit increased from 26.4% in 2012 to 30.9% in 2013, primarily as a result of a 19.7% increase in revenue and was partially offset by a 12.4% increase in cost of sales.

Other income

Other income decreased 5.7% from U.S.$408.3 million in 2012 to U.S.$385.1 million in 2013, mainly as a result of lower net proceeds from insurance payments. These decreases in other income were partially offset by a gain of U.S.$44.3 million from proceeds from sales of land assets in 2013. In 2012, we recorded a gain of U.S.$89.0 million in insurance payments mainly related to the Nueva Aldea fire in January 2012 and the turbo generator stoppage in the Valdivia mill.

Distribution costs

Distribution costs increased 15.6% from U.S.$452.8 million in 2012 to U.S.$523.6 million in 2013, primarily due to a 15.8%, or U.S.$66.8 million, increase in shipping and freight total costs. This is explained by higher sales volume of our panels, pulp and wood products business segments by 45.2%, 5.2% and 7.3%, respectively. As a percentage of revenues, distribution costs remained stable, with a small decrease from 10.5% to 10.2% in 2013.

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

Income tax

We recorded an income tax expense of U.S.$166.8 million in 2012 compared to U.S.$130.4 million in 2013. This decrease is mainly explained by a charge in 2012 of approximately U.S.$124.4 million explained by a net increase in deferred tax liabilities as a consequence of Law No. 20,630, which was published on September 27, 2012. Among various changes to the Chilean tax code, the application of this law increased the corporate tax rate for Chilean corporations to 20% from 17%, effective for taxes payable during fiscal year 2013, including income earned during 2012.

Net income

Net income in 2013 increased 191.6% from U.S.$143.5 million in 2012 to U.S.$418.6 million in 2013, primarily as a result of a 19.7% increase in our revenue, the absence during 2013 of a charge in income tax expense of U.S.$124.4 million incurred in 2012, partially offset by a 12.4% increase in our cost of sales, a 13.6% increase in our administrative expenses and distribution costs, a decrease in net proceeds from insurance payments from U.S.$89.0 million in 2012 to U.S.$1.3 million in 2013, in each case, as discussed above.

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

We also have access to two committed credit facility lines, which total U.S.$320 million. The first line has an available amount of UF 2,885,000, or approximately U.S.$120.0 million. The second line has a maximum available amount of U.S.$200.0 million.

Cash Flow from Operating Activities

Our net cash flow provided by operating activities was U.S.$897.7 million in 2013 and U.S.$985.2 million in 2014. This increase was principally due to a U.S.$74.7 million decrease in other payments from our operating activities and a U.S.$ 74.2 million decrease in payments to employees, partially offset by an increase of U.S.$72.4 million in payments to suppliers.

Our net cash flow provided by operating activities was U.S.$442.4 million in 2012 and U.S.$897.7 million in 2013. This increase was principally due to a U.S.$873.7 million increase in receipts from sales of goods and rendering of services, partially offset by an increase of U.S.$387.3 million in payments to suppliers and employees, and by a decrease of U.S.$147.9 million in income taxes paid.

Cash Flow Used in Investing Activities

Our net cash used in investing activities was U.S.$687.6 million in 2013 and U.S.$655.2 million in 2014. This decrease was principally due to a 28.8%, or U.S.$ 185.6 million, decrease in our purchases of property, plant and equipment, partially offset by an increase of U.S.$158.8 million used during 2014 for a loan to related parties.

Our net cash used in investing activities was U.S.$1,345.8 million in 2012 and U.S.$687.6 million in 2013. This decrease was principally due to a 32.7% or U.S.$313.6 million decrease in our purchase of property, plant and equipment and U.S.$253.8 million used during 2012 to obtain control of subsidiaries or other businesses, which includes the acquisition of Flakeboard and Moncure mill, partially offset by an increase in proceeds from sale of property, plant and equipment in the amount of U.S.$104.3 as a result of sales of land assets.

Cash Flow Used in Financing Activities

Our net cash used in financing activities was U.S.$7.9 million in 2014, compared to the U.S.$7.8 million used in 2013. During 2014 we received U.S.$1,035.6 million, and we paid U.S.$900.6 million of principal of and interest on our debt. In addition, we paid U.S.$141.1 million in dividends.

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

We believe that cash flow generated by operations, cash balances, borrowings from commercial banks and debt offerings in the domestic and international capital markets will be sufficient to meet our working capital, debt service and capital expenditure requirements for the foreseeable future. See “Item 4—Information on our Company—Capital Expenditures.”

Contractual Obligations

In accordance with customary practice in the pulp industry, we generally do not have long-term sales contracts with our customers; rather, we maintain relationships with our customers, with whom we reach agreements from time to time on specific volumes and prices.

The following table sets forth certain contractual obligations as of December 31, 2014, and the period in which the contractual obligations come due.

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in thousands of U.S. dollars)
Debt obligations(1)	707,809	1,438,164	1,064,195	3,005,483	6,215,651
Purchase obligations(2)	21,425				21,425
Capital (finance) lease obligations	31,706	45,043	20,246	—	96,995
Total	760,940	1,483,207	1,084,441	3,005,483	6,334,071

(1)	Includes estimated interest payments related to debt obligations based on market values as of December 31, 2014.
(2)	Excludes contracts entered into with independent contractors to perform operations on our behalf. Our payment obligations under such contracts are not pre-determined, but rather depend on the performance of certain variables. Accordingly, we cannot quantify our contractual obligations under such contracts.

Investment Activities

During 2014, our principal investment activities were our continued investment in the construction of our Montes del Plata complex in the amount of U.S.$151.8 million and our investment in the maintenance and acquisition of biological assets for a total of U.S.$142.1 million.

Financing Activities

During 2014, our principal financing activities were as follows:

•	On April 10, 2014, we issued UF2 million 2.65% bonds due 2021 and UF5 million 3.60% bonds due 2035 in the Chilean market, which generated proceeds of approximately U.S.$302 million in the aggregate.

•

On July 22, 2014, we issued U.S.$500 million aggregate principal amount of 4.50% notes due 2024 in the international capital markets. On October 24, 2014, we initiated an offer to exchange those outstanding bonds for an equal principal amount of 4.50% SEC-registered notes. The exchange notes had terms substantially identical to the outstanding notes, except with respect to transfer restrictions, registration rights and certain rights to additional interest that were applicable only to the unregistered bonds.

•	On July 29, 2014, we prepaid in full a U.S.$200 million bank loan with a due date of December 6, 2014.

As of December 31, 2014, our short-term bank debt was U.S.$273.5 million of which 83.5% was U.S. dollar-denominated. As of December 31, 2014, our total long-term bank debt (including the current portion of such debt) was U.S.$1,182.4 million of which 95.5% was U.S. dollar-denominated. In addition, as of December 31, 2014, we guaranteed obligations of U.S.$624.4 million related to Montes del Plata, U.S.$270.0 million related to Arauco Argentina, U.S.$150.0 million related to Flakeboard and U.S.$22.0 million related to Arauco Forest Brasil y Mahal. As of December 31, 2014, we also had total capital markets borrowings (including the current portion of such debt) of U.S.$3,658.3 million, 73.4% of which was U.S. dollar-denominated. As of December 31, 2014, the weighted average maturity of our non-current debt was 6.6 years. The interest rate on our floating rate debt is determined principally by reference to the London inter-bank offered rate (LIBOR), and as of December 31, 2014, the average interest rate for our U.S. dollar floating rate debt over six-month LIBOR was 1.50%. As of December 31, 2014, the average interest rate for our U.S. dollar fixed rate debt was 5.31%. These average rates do not reflect the effect of swap agreements.

The instruments and agreements governing our bank loans and local bonds set limits on our incurrence of debt and liabilities through the use of financial covenants. The principal financial covenants contained in the bank loan agreements in effect on December 31, 3014 are as follows:

•	Our debt to equity ratio must not exceed 1.2:1; and

•	Our interest coverage ratio must not be less than 2:1.

The principal financial covenant contained in the local bond agreements is:

•	Our debt to equity ratio must not exceed 1.2:1.

We were in compliance with all bank loan and bond covenants as of December 31, 2014.

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

Our Argentine, Brazilian, Canadian and U.S. subsidiaries manage their treasury activities independently from us. Their activities are governed by cash and deposit policies that are approved by our Chief Financial Officer. These policies are based on the same principles underlying our cash and deposits policy, and subject to compliance with local regulations, including foreign exchange controls.

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

Cross Currency Swap Agreements

We have outstanding the following cross currency swap agreements to hedge our local bonds issued in UF:

Bank	U.F. notional amount	Interest rate we receive	U.S.$ notional amount (in millions)	Interest rate we pay	Maturity
Deutsche Bank	1,000,000	4.25%	43.62	5.29%	October 2021
JPMorgan Chase Bank	1,000,000	4.25%	43.62	5.23%	October 2021
Corpbanca	1,000,000	3.25%	42.86	5.20%	September 2020
BBVA	1,000,000	3.25%	42.86	5.20%	September 2020
Deutsche Bank	1,000,000	3.25%	42.86	5.25%	September 2020
Banco Santander	1,000,000	3.25%	42.87	5.17%	September 2020
BBVA	1,000,000	3.25%	42.86	5.09%	September 2020
Corpbanca	1,000,000	3.96%	46.47	4.39%	November 2021
JPMorgan Chase Bank	1,000,000	3.96%	47.16	3.97%	November 2021
BBVA	1,000,000	4.25%	38.38	5.61%	April 2023
BBVA	1,000,000	4.25%	38.43	5.75%	April 2023
BCI	1,000,000	4.25%	37.62	5.54%	April 2023
Deutsche Bank	1,000,000	4.25%	37.98	4.69%	April 2019
Banco Santander	1,000,000	4.25%	37.98	5.59%	April 2023
BBVA	1,000,000	3.96%	42.41	5.00%	November 2023
Banco Santander	1,000,000	3.96%	41.75	4.93%	November 2023
Deutsche Bank	1,000,000	3.96%	41.75	4.92%	November 2023
Banco Santander	3,000,000	3.60%	128.61	5.15%	April 2024
JPMorgan Chase Bank	1,000,000	3.60%	43.19	4.84%	April 2024
Corpbanca	1,000,000	3.60%	43.28	4.80%	April 2024
BCI	1,000,000	3.00%	43.19	3.48%	April 2021
BCI	1,000,000	3.00%	43,20	3.40%	April 2021

The aggregate fair value of our currency swap agreements as of December 31, 2014 represented a liability of U.S.$110.0 million as compared to December 31, 2013 when they represented an asset of U.S.$22 million.

These cross currency swap agreements allow us to address uncertainties regarding exchange rates. Through these agreements, we receive cash flows in UF, which allow us to comply with the terms of our outstanding bonds and pay fixed amounts in dollars, the currency in which a significant amount of our assets are denominated.

Zero Cost Collar Agreements

We have also analyzed our exposure to risks associated with fluctuations in the prices of commodities, including pulp and fuel oil. On December 23, 2014, we entered into a zero cost collar agreement to mitigate the impact of increases in the price of fuel oil over our results. The fair value of this agreement as of December 31, 2014 represented a liability of U.S.$0.9 million.

RESEARCH AND DEVELOPMENT

We spent U.S.$2.2 million in 2012, U.S.$2.6 million in 2013 and U.S.$3.1 million in 2014 on research and development. We conduct our principal research and development programs through our subsidiary, Bioforest, which concentrates its efforts on applying and implementing advanced technologies to the specific characteristics of our forests and mills.

In our Forestry product business segment, we are continuously researching and attempting to develop different strains of long-fiber pine and short fiber eucalyptus trees to improve their quality and to shorten their average harvest cycle. Additionally, we maintain close relations with certain international research institutes and the scientific community that participate in our industry. Bioforest has increased the growth rate of our radiata pines,eucalyptus globulus and eucalyptus nitens, adding more value to our plantations.

In the pulp and panels business segments, Bioforest has been adding value to Arauco through researching and developing new technologies in order to produce our goods in a more efficient way and improve the quality of our products, to use them in new ways and to create a better understanding and knowledge of our process.

TREND INFORMATION

From December 31, 2014 to March 31, 2015, prices for softwood decreased by 5.6%, reaching U.S.$880.03 per tonne, while prices for hardwood increased by 2.2% reaching U.S.$759.29 per tonne. Softwood, decreased at the end of the last quarter of 2014 and continued decreasing in the first quarter of 2015, driven by large discounts by Russian producers, who benefited from the depreciation of the Ruble. Also, European producers have benefited from a weaker Euro and this has resulted in market pressure to lower softwood prices. On the contrary, hardwood prices increased during the first quarter of 2015, driven by strong demand from China.

In the upcoming months, we expect a steady market for long fiber pulp, with opportunities to increase prices. Short fiber pulp should also benefit from new price increases in the second quarter of 2015.

For the panel business, we expect a stable market in North America in MDF. Our PBO products in this region performed better than MDF in the first quarter of 2015, and we expect this situation to continue through the upcoming months. In Brazil, MDF sales volume has been at solid levels, and we expect the panels market in this country to show signs of recovery during the second half of 2015. In Argentina, despite the current economic situation, sales of MDF and PBO have been stable.

Volume and prices have remained stable in Chile and the rest of South America. In Central America, the demand for wood remains stable. The demand expectation in Asia and Oceania are positive for the first quarter of 2015, but the price in these markets could be affected by high competition from countries whose currencies have been devalued.

For more information regarding trends in our business, see “Item 5. Operating and Financial Review and Prospects—Overview” and “—Exchange Rate Fluctuations.” For risks affecting our business, see “Item 3. Key Information—Risk Factors.”

Item 6. Directors, Senior Management and Employees

DIRECTORS AND EXECUTIVE OFFICERS

Directors

A Board of Directors manages our business. Our estatutos (by-laws) require that the Board of Directors consist of nine directors. Our directors cannot also be our executives. The entire board is elected every three years and can be re-elected for any number of periods. The current board was elected in April 2015, and their terms will be renewed in April 2018. The board may appoint replacements to fill any vacancies that occur during periods between elections; however, at the annual shareholders’ meeting following any such replacement, an election of the entire board must take place. Scheduled meetings of the Board of Directors are, generally, held once a month. Extraordinary board meetings are called when summoned by the Chairman or when requested by at least two directors. We have not entered into any contracts with our current directors to provide any benefits upon the termination of their relationship with us. We do not have a compensation committee.

Our current directors are listed below.

Name	Years as Director	Position	Age
Manuel Bezanilla	29	Chairman	70
Roberto Angelini	29	First Vice-Chairman	66
Jorge Andueza	21	Second Vice-Chairman	66
José Tomás Guzmán	29	Director	85
José Rafael Campino	5	Director	62
Alberto Etchegaray	21	Director	69
Eduardo Navarro	7	Director	50
Timothy C. Purcell	9	Director	55
Franco Mellafe	—	Director	39

Included below are brief biographical descriptions of each of our directors.

Manuel Bezanilla became Director on April 30, 1986 and became Chairman of the Board of Directors on April 23, 2013. He served as Second Vice-Chairman of the Board of Directors from May 4, 2007 to April 23, 2013. He is also a partner of the law firm Portaluppi, Guzmán y Bezanilla. He serves as Chairman of the board of Forestal Arauco and serves as a member of the boards of directors of Pesquera Iquique-Guanaye S.A., AntarChile and Inversiones Siemel S.A. Mr. Bezanilla holds a law degree from the Catholic University of Chile.

Roberto Angelini became a Director on April 30, 1986 and became First Vice-Chairman of the Board of Directors on May 4, 2007. He served as Vice-Chairman of the Board of Directors from April 18, 1991 to January 4, 2005, when he voluntarily resigned, and as Second Vice-Chairman of the Board of Directors from January 27, 2005 to May 4, 2007. He serves as Chairman of the board of directors of Empresas Copec, COPEC, AntarChile, Corpesca S.A., Pesquera Iquique-Guanaye S.A., Compañía Minera Can Can S.A. and Servicios Corporativos Sercor S.A. He also serves as a member of the boards of directors of Forestal Arauco, Empresa Pesquera Eperva S.A., Orizon S.A. and Inversiones Siemel S.A. Mr. Angelini holds a degree in civil engineering from the Catholic University of Chile.

Jorge Andueza became a Director on April 11, 1994 and was appointed Second Vice-Chairman of the Board of Directors on April 23, 2013. He is also the Chief Executive Officer of AntarChile, the Chairman of the board of directors of Inversiones Siemel S.A. and Orizon S.A., and serves as a member of the boards of directors of COPEC, Empresas Copec, Forestal Arauco, Empresa Pesquera Eperva S.A., Corpesca S.A., Pesquera Iquique-Guanaye S.A., Organización Terpel S.A. and Servicios Corporativos Sercor S.A. Mr. Andueza holds a degree in electronic civil engineering from Federico Santa María Technical University.

José Tomás Guzmán became a Director on April 30, 1986. He served as Chairman of the Board of Directors from May 4, 2007 to April 23, 2013 and from April 18, 1991 to January 4, 2005, when he voluntarily resigned. He also served as First Vice-Chairman of the Board of Directors from January 27, 2005 to May 4, 2007. He is a partner of the law firm Portaluppi, Guzmán y Bezanilla, is a Vice-Chairman of COPEC, Empresas Copec and AntarChile, and serves as a member of the boards of directors of Inversiones Siemel S.A., Forestal Arauco, Servicios Corporativos Sercor S.A. and Corpesca S.A. Mr. Guzmán holds a law degree from the Catholic University of Chile.

José Rafael Campino became a Director on March 23, 2010. He is currently Chairman of the board of directors and Chief Executive Officer of Forestal del Sur S.A., a member of the board of directors of Forestal Los Lagos S.A. and Forestales Regionales S.A., Managing Partner of Forestal Atlántico Sur S.A.R.L. in Montevideo, Uruguay and former President of the Corporación Chilena de la Madera (Chilean Forestry Association). Mr. Campino holds a degree in civil engineering from the Catholic University of Chile and Master of Science degree in management from Stanford University.

Alberto Etchegaray became a Director on April 11, 1994 and served as Chairman of the Board of Directors from January 4, 2005 to May 4, 2007, when he voluntarily resigned. He is also a partner of Domet Ltda., the Chairman of the board of directors of Inversiones La Construcción S.A. and Red Salud S.A., and the Vice Chairman of the Board of Directors of Salfacorp S.A. He served as the Chilean Minister of Housing for four years. Mr. Etchegaray holds a degree in civil engineering from the Catholic University of Chile.

Eduardo Navarro became a Director on September 25, 2007. He is also the Chief Executive Officer of Empresas Copec S.A., the Chief Executive Officer of Pesquera Iquique-Guanaye S.A., and serves as a member of the board of directors of COPEC, Abastible S.A., Sociedad Nacional de Oleoductos S.A., Corpesca S.A., Orizon S.A., Compañía Minera Can Can S.A., Mina Invierno S.A., Inversiones del Nordeste S.A. and Colbún S.A. Mr. Navarro holds degrees in commercial engineering and economics, and a master’s degree in economics, all from the Catholic University of Chile.

Timothy C. Purcell became a director on April 26, 2005. He is also Managing Partner of Linzor Capital Partners, LP. Mr. Purcell currently serves as a member of the board of directors of Komax, S.A., Tip de México, S.A. de C.V., and Corporación Santo Tomás. He is also a director of Enseña Chile, a Trustee of International House in New York and a Trustee of the Chilean chapter of The Nature Conservancy. Mr. Purcell received an undergraduate degree with distinction in Economics from Cornell University, as well as a Master’s Degree in International Studies from the University of Pennsylvania and a master’s degree in business (MBA) from Wharton Business School.

Franco Mellafe became a member of the Board of Directors on April 21, 2015. He has also served as member of the board of directors of Inversiones Angelini y Compañía Limitada since July 2013. Mr. Mellafe holds a Master’s Degree in Business Administration from Babson College and an undergraduate degree in Business Administration from Gabriela Mistral University. Before joining our Board of Directors, Mr. Mellafe worked for twelve years in different positions in Arauco.

Executive Officers

Our executive officers are appointed by the Board of Directors and hold office at its discretion. Our current principal executive officers and the directors of each area or department are listed below.

Name	Years with Arauco	Position	Age
Matías Domeyko(1)	26	Chief Executive Officer	53
Cristián Infante	19	President and Chief Operating Officer	48
Gianfranco Truffello	20	Chief Financial Officer	47
Robinson Tajmuch	24	Senior Vice-President Comptroller	58
Camila Merino	4	Senior Vice-President Human Resources and EHS	47
Franco Bozzalla	25	Senior Vice-President Wood Pulp and Energy	52
Charles Kimber	29	Senior Vice-President Commercial & Corporate Affairs	53
Antonio Luque	23	Senior Vice-President Timber and Panels	58
Alvaro Saavedra	23	Senior Vice-President Forestry	59
Gonzalo Zegers	7	Senior Vice-President International and Business Development	54
Felipe Guzmán	6	General Counsel	45

(1)	Matías Domeyko worked at Arauco from 1987 to 1994. He rejoined Arauco in 1997.

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

Gianfranco Truffello is the Chief Financial Officer of Arauco. He joined Arauco in 1994 and was previously our Finance Manager. He also served as the Chief Financial Officer of Arauco Argentina S.A. Mr. Truffello holds a degree in civil engineering from the Catholic University of Chile and a master’s degree in business administration from the Massachusetts Institute of Technology.

Robinson Tajmuch is the Senior Vice-President Comptroller of Arauco. He joined Arauco in 1991 and was previously our Comptroller. Before joining Arauco, he served as Auditing Manager at Price Waterhouse. Mr. Tajmuch holds a degree in accounting and auditing from the Santiago University of Chile.

Camila Merino is the Senior Vice-President Human Resources and EHS of Arauco. Prior to joining Arauco, Ms. Merino served as the Labor Minister of the Chilean government. She also served as Chief Executive Officer at Metro de Santiago and Corporate Vice President at SQM. Ms. Merino holds a degree in civil engineering from the Catholic University of Chile and a master’s degree in business administration from the Massachusetts Institute of Technology.

Franco Bozzalla is the Senior Vice-President Woodpulp and Energy of Arauco. He joined Arauco in 1990. He was formerly a sales representative of Forestal Arauco and the Panels Area Managing Director. Mr. Bozzalla holds a degree in civil engineering from the Catholic University of Chile.

Charles Kimber is the Senior Vice-President Commercial & Corporate Affairs of Arauco. He graduated from the Catholic University of Chile with a degree in Commercial Engineering and joined Arauco in 1986, where he has held several positions in sales. He was previously Managing Director of Arauco Wood Products Inc.

Antonio Luque is the Senior Vice-President Timber and Panels of Arauco and has held that position since 1993. Before joining Arauco, he was the General Manager of Cabildo S.A. and a research engineer at Compañía Industrial. Mr. Luque holds a degree in civil engineering from the University of Chile.

Alvaro Saavedra is the Senior Vice-President Forestry of Arauco. He joined Arauco in 1991. Previously, he was the Director of Development of Forestal Arauco. He holds a degree in civil engineering from the University of Chile and a master’s degree in science from the University of London.

Gonzalo Zegers is the Senior Vice-President International and Business Development of Arauco. He joined Arauco in 2008. Before joining our Company, he was the general manager of Agrofruta S.A. from 1991 to 1995, Chief Financial Officer (1995-1996) and Chief Executive Officer (1996-2005) of MASISA, and Chief Executive Officer of ATC Panels Inc. (USA) until 2008. Mr. Zegers holds a degree in commercial engineering from the Santiago University of Chile.

Felipe Guzmán is the General Counsel of Arauco. He joined Arauco in December 2008. Before joining our Company, he worked at the law firm Portaluppi, Guzmán & Bezanilla (1996-2008), and he spent a year as an International Associate at Simpson, Thacher & Bartlett in New York (2000-2001). Mr. Guzmán holds a law degree from Finis Terrae University, and a Master of Law from Duke University.

Compensation

For 2014, the aggregate compensation of all our directors and executive officers and senior managers paid or accrued in that year for services in all capacities, including salaries and compensation for their service to those executive officers who serve as directors, was U.S.$1.4 million. We do not maintain any pension or retirement programs or incentive compensation plans for our directors or executive officers. We also do not maintain any plans providing for benefits upon termination of employment. The following table sets out the compensation of our directors for their services as directors in the years provided.

Name	2013		2014
Manuel Bezanilla	U.S.$	187,797	U.S.$	198,191
Roberto Angelini		153,076		136,881
Jorge Andueza		138,570		136,881
José Tomás Guzmán		158,049		121,639
Cristián Infante		105,720		99,913
Matías Domeyko		91,754		87,274
José Rafael Campino		67,142		61,126
Eduardo Navarro		67,142		61,126
Timothy C. Purcell		67,142		61,126
Nicolás Majluf Sapag		67,142		61,126
Alberto Etchegaray		67,142		60,969
Jorge Garnham Mezzano		61,896		60,669
Alvaro Saavedra		43,824		39,244
Charles Kimber		45,157		29,848
Franco Bozzalla		30,676		29,514
Antonio Luque		39,310		26,605
Robinson Tajmuch		27,824		23,244
Gonzalo Zegers		25,452		16,000
Pablo Ruival		28,481		12,900
Sergio Gantuz		28,481		12,900
Gianfranco Truffello		23,310		10,605
Jorge Serón		0		4,063
René Katz		9,376		0
Manfred Mayer		9,376		0

Total Compensation		1,557,804		1,364,483

Board Practices

In 2013, we created an audit committee, which is composed of two directors, Jorge Andueza and Timothy C. Purcell, as well as the Chief Executive Officer of Arauco, the Chief Operating Officer of Arauco, the Senior Vice-President Comptroller of Arauco and the General Counsel of Arauco. Our securities are not listed on any U.S. national securities exchange and, therefore, we are not subject to the rules relating to audit committees imposed by the Sarbanes-Oxley Act of 2002, as amended.

We also have an ethics committee that ensures compliance with our ethics code, which defines, promotes and regulates behavior of professional and personal excellence consistent with our philosophy and values to be followed by all our staff.

Employees

The following table provides a breakdown of our employees by main category of activity as of the end of each year in the three-year period ended December 31, 2014.

	As of December 31,
	2012	2013	2014
Executives	354	371	391
Professionals and Technicians	5,046	4,152	4,257
Workers	7,827	8,801	8,928

Total	13,227	13,324	13,576

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

In Argentina, substantially similar joint liability rules apply to a principal and its contractors. In addition, national rural labor law, Law No. 26,727, promulgated on December 28, 2011 and fully operational in March 2013 after publication of certain relevant regulations, permits contractor employees under forestry contracts to bring actions directly against the principal to whom the employees’ services are being provided, instead of requiring them to bring actions against the contractor. For work or services related to the ordinary production process of a principal, the law provides that an employment relationship exists between the principal and the employee of the contractor.

Approximately 30% of our employees in Chile, 47% of our employees in Argentina, almost 100% of our employees in Brazil and none of our employees in the United States or Canada were unionized as of December 31, 2014. We negotiate collective bargaining agreements of two, three or four years’ duration with unionized employees.

We have stable employee relations in Chile, Argentina, Brazil, the United States and Canada. Our Chilean operations have not experienced any work stoppages in the last five years other than (i) a one-day stoppage at the Valdivia Pulp Mill in June and an eight-day stoppage in September 2014, caused by employees of third party service providers, (ii) four separate occasions of transportation contractors blocking the entrances of our Horcones complex on February 24 and 25, September 3, October 22 and 23, and November 20, 2014, (iii) a four-day stoppage at the Arauco plywood mill in January 2013, caused by employees of third-party contractors and (iv) a four-day work stoppage in July 2012 at our Arauco plywood mill located in Arauco, during which production resumed partially after the second day; which was caused by the employees of our third-party forestry contractors at each of the respective facilities.

Our Argentine operations have not experienced any work stoppages in the last five years other than (i) a three-day stoppage at Arauco Argentina’s chemical mill in March 2011, as a result of a strike by the chemical union; (ii) a four-day stoppage at Arauco Argentina’s pulp mill in September 2010, as a result of a strike by the pulp union; but these strikes were limited to two hours per shift and did not materially affect operations; (iii) a 27-day stoppage at Arauco Argentina’s Zarate mill in April 2013, as a result of a strike by the construction union; (iv) a two-day stoppage at Arauco Argentina’s chemical mill in May 2013, as a result of a strike by the Santa Fe Federation of Labour; (v) a one-day stoppage at Arauco Argentina’s pulp mill in June 2013 and a three-day stoppage at Arauco Argentina’s pulp mill in October 2013, both as a result of a strike by the pulp union; (vi) a four-day stoppage at Arauco Argentina’s pulp mill in December 2014, as a result of a strike by the pulp union; and (vii) a five-day stoppage at Arauco Argentina’s mill in Misiones in January 2015, as a result of a road blockage lead by the truckers union.

Our Brazilian operations have not experienced any work stoppages in the last five years.

In September 2011, we experienced a 21-day work stoppage of construction at the Montes del Plata joint operation in Uruguay. In 2012, we experienced approximately 17 days of work stoppages and in 2013, approximately 33 days of work stoppages during the construction at Montes del Plata. These stoppages were caused by national and local strikes, related to various labor conflicts.

During the last three years, there have been no strikes or other material work stoppages at our U.S. and Canadian subsidiaries.

SHARE OWNERSHIP

Our First Vice-Chairman, Roberto Angelini, owns directly and indirectly 22.4% of Inversiones Angelini y Compañía Limitada, or Inversiones Angelini, which is the principal shareholder of AntarChile. He directly owns 0.2% of AntarChile. Through his direct and indirect interests in Inversiones Angelini, AntarChile and Empresas Copec, Roberto Angelini beneficially owns 8.8% of our shares. Our Director, José Tomás Guzmán, owns 1.0% of Inversiones Angelini. Directly and indirectly through Agroforestal e Inversiones Maihue Limitada and Inversiones Maihue Limitada, he owns 2.9% of AntarChile and 0.14% of Empresas Copec. Through his interests in Inversiones Angelini, AntarChile and Empresas Copec, José Tomás Guzmán beneficially owns 1.0% of our shares.

None of our other directors or executive officers beneficially owns 1% or more of our shares.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Our only outstanding voting securities are shares of common stock of a single series, without nominal (par) value. The following table sets forth certain information concerning ownership of our common stock, as of April 23, 2015, with respect to each shareholder known by us to own more than 5% of the outstanding shares of our common stock and all of our directors and executive officers, as a group.

	Number of Shares Owned	Percentage Ownership
Empresas Copec	113,134,814	99.98
Directors and executive officers of our Company, as a group	—	—

Through its ownership of our Common Stock, Empresas Copec currently has voting control over us.

Empresas Copec is a Chilean public company listed on the Santiago Stock Exchange, the Valparaíso Stock Exchange and the Chilean Electronic Stock Exchange. It is a holding company, the principal interests of which are in Arauco, gasoline distribution, electricity, gas distribution, fishing and mining. Before October 1, 2003, Empresas Copec’s legal name was Compañía de Petróleos de Chile S.A. As of that date, Compañía de Petróleos de Chile S.A. transferred all its gasoline- and fuel-related business assets to a new subsidiary, Compañía de Petróleos de Chile COPEC S.A., or COPEC, and changed its legal name to Empresas Copec S.A. As of December 31, 2014, AntarChile owned 60.8% of Empresas Copec.

Through its ownership in Empresas Copec, AntarChile beneficially owned 60.8% of our shares as of December 31, 2014. As of April 23, 2015, AntarChile beneficially owns 60.8% of our shares. Inversiones Angelini y Compañía Limitada, or Inversiones Angelini, in turn owns 63.4% of AntarChile’s shares, and certain other related investors own an additional 10.96% of AntarChile. Inversiones Angelini and such other investors are defined herein as the “Angelini Group.”

The principal equity owners of interest in Inversiones Angelini are Mrs. María Noseda Zambra with 10.9%, Mr. Roberto Angelini Rossi directly and indirectly with 22.4%, and Mrs. Patricia Angelini Rossi directly and indirectly with 18.8%.

As of December 31, 2014 and April 23, 2015, the Angelini Group controlled Arauco through the ownership structure described above.

RELATED PARTY TRANSACTIONS

We engage in a variety of transactions in the ordinary course of business with related parties. Related parties include, among others, directors, officers and affiliates of our Company. The norms for transactions with related parties by and among public corporations and their subsidiaries are mainly regulated by Title XVI of the Chilean Companies Act, or Title XVI, which was included by Law No. 20,382 published in the Official Gazette on October 20, 2009, and articles 44 and 89 of the Chilean Companies Act. Title XVI requires that our transactions with related parties contribute to our Company’s interest and be on a market basis or on terms similar to those prevailing in the market. In addition, Title XVI provides that related party transactions must be approved by an informed majority of the disinterested members of the Board of Directors. If a majority of the disinterested directors abstains from voting on a particular transaction, the transaction must be approved by a unanimous vote of the non-abstaining disinterested directors or by two-thirds of the shares with voting rights. Resolutions approving any such transactions must be reported to our shareholders at the next annual shareholders’ meeting.

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

Article 146 of the Chilean Companies Act defines related party transactions as negotiations, acts, contracts or transactions between a company and any other person or entity that involve the following:

•	directors or officers of a corporation (or their respective spouses and certain other relatives) acting on their own or on behalf of persons different from the corporation;

•

directors or officers of a corporation (or their respective spouses and certain other relatives) who have a direct or indirect ownership interest of at least 10% of the equity shares of the other company or are also directors or officers of such other company;

•	persons who have been in the last 18 months previous to the transaction, directors or officers of the corporation; and

•	“related persons” of the corporation, as defined in article 100 of the Chilean Securities Markets Law.

Article 100 of the Chilean Securities Markets Law establishes that the following are “related persons” to a company: (i) the entities of the grupo empresarial (corporate group) to which such company belongs; (ii) the entities that are either parent company, subsidiary, owners of at least 10% of the equity of a company or other companies in which the company owns at least 10%; (iii) directors or officers of the company (or their respective spouses and certain other relatives); (iv) any person who, individually or with other persons under a voting agreement can designate at least one member of the management of the company or control at least 10% of the capital of such company; and (v) any other person who is indicated as such by the Chilean Superintendencia de Valores y Seguros, in accordance with certain parameters established by the above-mentioned Article 100.

Our transactions with affiliates include the following:

•	We purchase goods and services that may also be provided by other suppliers. Among the most significant are our fuel purchases from COPEC, a subsidiary of Empresas Copec, our majority shareholder; and

•

We purchase port services from our 20.2% affiliates Puertos y Logística S.A. (formerly Puerto de Lirquén S.A.) and Puerto Lirquén S.A. (formerly Portuaria Sur de Chile S.A.), and our 50% affiliate Compañía Puerto de Coronel S.A.;

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

Item 8. Financial Information

See “Item 17—Financial Statements.”

EXPORT SALES

Export sales constituted 62.0% of our revenue for the year ended December 31, 2014. Our total export revenue for 2014 was U.S.$3,305.7 million. Our principal overseas markets are Asia, North America and Western Europe. See “Item 4. Information on our Company—Description of Business—Domestic and Export Sales.”

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

While Chilean law in general provides that only individuals can be convicted in criminal actions, Chilean Law No. 20,393, which was published in the Official Gazette on December 2, 2009, provides an exception to this general rule, under which criminal responsibility of legal entities can be established for criminal offenses related to the financing of terrorism, asset laundering or bribery. We do not have knowledge of any fact that could result in our criminal responsibility under such law.

Valdivia Mill

Our operations at the Valdivia Mill have been subject to continued environmental scrutiny by Chilean environmental regulators and the Chilean public since the mill began its operations in 2004. There were allegations of a causal connection between the migration and death of black-neck swans and the operations at the Valdivia mill, and in a study dated April 18, 2005, researchers at the Austral University in Valdivia concluded that wastewater discharges from the Valdivia Mill had significantly altered the quality of the Cruces River. The study also concluded that the effluent discharges were a significant contributing factor in the death or migration of a large population of the black-necked swans in the Carlos Anwandter Nature Sanctuary downstream from the Valdivia Mill. In April 2005, the National Defense Council instituted a civil lawsuit seeking reparations, damages and indemnification from us for environmental harm allegedly caused by the discharges from the Valdivia Mill. In response, we argued to the court that this action should be rejected, as several studies have demonstrated that there is no relationship between the alleged damages and the operation of the Valdivia Mill. The National Defense Council did not quantify the damages it was seeking in connection with the Valdivia Mill lawsuit. On July 27, 2013, a civil court of Valdivia ruled that the alleged environmental events were mainly caused by the Valdivia Mill. We decided not to appeal this ruling, in order to create the conditions to shortly begin an effective implementation of measures in favor of that Nature Sanctuary, without the delay of further legal deadlines. In April 2014, we agreed with and paid the National Defense Council an indemnification amount of approximately U.S.$5,000,000. This is in addition to another amount of U.S.$5,000,000, which will be designated for social programs for the benefit of the community of Valdivia.

There are four additional measures ordered by the ruling (though not included in the agreement with the National Defense Council), which are being discussed by the members of the Social Council, which includes representatives from Arauco, the National Defense Council, academic institutions, NGOs and public authorities. These measures are: (i) conducting a study, within one year, undertaken by an interdisciplinary committee of experts, about the current status of the wetland; (ii) creating an artificial sentinel wetland for representative species, upriver from the discharge of effluents; (iii) implementation of a monitoring program of environmental impact, within a five-year period; and (iv) creating a new research center focused on wetlands (Centro de Investigación de Humedales).

In June 2005, we suspended operations at the Valdivia Mill until certain technical and legal conditions could be clarified with the applicable regulatory authorities. We estimate this suspension resulted in a loss of sales of approximately U.S.$1.0 million per day and a loss of profits of approximately U.S.$250,000 per day. Pursuant to the decision of our Board of Directors, based on certain clarifications provided by the Regional Environmental Commission, or COREMA of the Tenth Region of Chile, the mill resumed operations in August 2005, after 64 days of suspended operations, at 80% of its authorized production capacity. In order to achieve the full production capacity authorized by applicable permits, the mill had to fulfill certain new requirements established by the COREMA. On January 18, 2008, the COREMA authorized the Valdivia Mill to return to its annual authorized production capacity of 550,000 metric tonnes. The mill gradually increased its production over a four-month period starting in March 2008 and reached full capacity in June 2008. The suspension of operations at the Valdivia Mill in 2005 adversely affected our business, financial condition, results of operations and cash flows. Any future suspension of operations at the Valdivia Mill or at any other of our significant operating plants can be expected to have similar adverse effects. We offer no assurance that the Valdivia Mill, or our other mills, will be able to operate without further interruption. See “Item 3. Key Information—Risk Factors—Risks Relating to Us and the Forestry Industry—Environmental concerns led to the temporary suspension of our operations at the Valdivia Mill in 2005 and at the Licancel Mill in 2007, which adversely affected, and in the future may continue to adversely affect, our business, financial condition, results of operations and cash flows” and “Item 4. Information on our Company—Description of Business—Pulp—Pulp mills—Chile—Valdivia Mill.”

In June 2007, we were required to submit to the COREMA of the Tenth Region of Chile an environmental impact study for the implementation of substantial technological improvements on the quality of the effluents generated by the Valdivia Mill. On June 30, 2008, the COREMA approved that environmental impact study. However, the approval was subject to certain conditions that, in our opinion, adversely affected the feasibility of the project. For such reason, we filed a recurso de reclamación (appeal) before the Board of Directors of CONAMA, challenging the conditions imposed by the COREMA. Our administrative appeal was partially accepted by the CONAMA, which upheld some of the conditions that we believed would adversely affect the feasibility of the project. Consequently, on September 17, 2009, we presented another appeal before the relevant courts. On December 5, 2012, the Environmental Evaluation Service of the Tenth Region of Chile authorized certain changes to the project based on the implementation of certain technological improvements. On November 9, 2012, we withdrew our appeal. The court approved the withdrawal on November 29, 2012.

In February 2009, as previously required by the environmental authority, we submitted to the COREMA of the Fourteenth Region of Chile an environmental impact study for the construction of a pipeline to discharge the Valdivia Mill’s wastewater in the Pacific Ocean near Punta Maiquillahue, complying with the requirement that such wastewater be discharged in a body of water other than the Cruces River, the Carlos Anwandter Nature Sanctuary or their respective sources. In February 2010, the environmental authority approved this environmental impact study subject to additional conditions, certain of which we challenged before the Board of Directors primarily because they would have prohibited the discharge of wastewater into the Cruces River under any circumstance, including emergencies. On October 23, 2012, the Committee of Ministers passed Exempt Resolution No. 1052, which upheld in part our appeal in permitting the discharge into the Cruces River upon the occurrence of certain contingencies that may affect the normal functioning of the conduction system and/or outfall, including bombings or sabotage, natural disasters, or accidents caused by third parties. On March 29, 2010, two Chilean individuals filed a recurso de participación ciudadana (reclamation action) before the environmental authority, challenging Exempt Resolution No. 27/2010. On April 30, 2013, the Committee of Ministers passed Exempt Resolution No. 391, which upheld in part such reclamation action, modifying paragraph 4.8.3 and updating tables 8, 9.a and 9.b, all of the Exempt Resolution No. 27/2010 (thereby establishing effluent discharge limits for 13 parameters, including total chromium, total hydrocarbons, sulfur, oil and grease, suspended solids and phosphorus).

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

The construction and operation of the pipeline remain subject to many environmental, regulatory, engineering and political uncertainties. As a result, we cannot provide any assurances that the project will be finally completed. If the installation of the pipeline is delayed for reasons attributable to us, we may face sanctions that include warnings, fines or the revocation of the Valdivia Mill’s environmental permit for operation. Alternatively, if any delays are attributable to reasons beyond our control, we believe that the environmental authorities should extend the applicable deadlines. However, we can provide no assurances that any deadline extensions would be granted, even if we comply with all the requirements that may be set forth by those authorities. See “Item 3. Key Information—Risk Factors—Risks Relating to Us and the Forestry Industry—Environmental concerns led to the temporary suspension of our operations at the Valdivia Mill in 2005 and at the Licancel Mill in 2007, which adversely affected, and in the future may continue to adversely affect, our business, financial condition, results of operations and cash flows” and “Item 4. Information on our Company—Description of Business—Pulp—Pulp mills—Chile—Valdivia Mill.”

Tax Litigation in Argentina

On December 14, 2007, the AFIP, Argentina’s internal revenue service, notified our Argentine subsidiary, Alto Paraná S.A., which effective January 1, 2015, changed its name to Arauco Argentina S.A.,of a claim for alleged unpaid taxes for fiscal years 2002, 2003 and 2004 in the aggregate amount of AR$418 million (or approximately U.S.$105 million) (including principal, interest and penalties accrued through such date), arising from a dispute regarding certain income tax deductions (related to debt issued by Arauco Argentina in 2001 and repaid in 2007) taken by Arauco Argentina and rejected by the AFIP. On February 8, 2010, Tribunal Fiscal de la Nación (Argentina’s Tax Court) issued an unfavorable administrative ruling requiring that Alto Paraná pay the AFIP’s claim in full.

Arauco Argentina appealed this unfavorable administrative ruling to the Court of Appeals and also filed an injunctive action requesting that the court stay Arauco Argentina’s payment obligation until resolution of its pending appeal. On May 13, 2010, the Court of Appeals granted an injunction of Arauco Argentina’s payment obligation in exchange for the posting of a surety bond in the amount of AR$633.6 million (or approximately U.S.$129 million). On December 28, 2012, the Court of Appeals dismissed Arauco Argentina’s appeal. Arauco Argentina appealed this decision before the Argentine Supreme Court of Justice. On April 23, 2013, the appeal was granted. Since May 29, 2013, the appeal is currently under consideration by the Supreme Court. The injunction granted by the Court of Appeals is still in force.

We have not established any reserve in respect of this contingency and can offer no assurance that the Supreme Court will issue a ruling favorable to us. If the Supreme Court upholds the decision of the Court of Appeals, Arauco Argentina will be required to satisfy the above-mentioned claim, an outcome that would have an adverse effect on our financial condition and results of operations.

Tax Litigation in Chile

On August 25, 2005, the Chilean IRS issued tax calculations No. 184 and No. 185 of 2005 objecting to certain capital reduction transactions effected by Arauco on April 16, 2001 and October 31, 2001, and furthermore, requesting reimbursement for amounts returned to us in respect of certain claimed tax losses. On November 7, 2005, we requested a Revisión de la Actuación Fiscalizadora (Review of the Supervision Action, or RAF), which is an administrative review of the tax action brought by the Chilean IRS, and subsequently, a claim was filed against the above-mentioned tax calculations No. 184 and No. 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, which resolution, however, only partially sustained our request. In response, we filed an additional complaint with regard to the portion of the RAF that was not granted administrative review. As of the date of this annual report, the investigation in respect of this complaint is pending.

Our Company believes that its position in respect of this complaint is supported by solid legal arguments and that there is a reasonable likelihood that this matter will result in a favorable outcome for us. However, if this result does not occur, it is possible that an obligation will arise for the amount specified, which was Ch$3,362,265,453, plus any accrued interest as of the payment date.

Tax Litigation in Brazil

On November 8, 2012, Brazilian Tax Authorities issued an Infraction Notice against one of our Brazilian subsidiaries, Arauco do Brasil S.A., for alleged unpaid taxes purportedly due by such company for the years 2006 to 2010 in the aggregate amount of R$172 million (approximately U.S.$85 million). In particular, the Tax Authorities (i) objected to the deductibility of certain payments made and expenses incurred (including premium amortization, interest and legal expenses) by Arauco do Brasil between 2005 and 2010 and (ii) alleged that Arauco do Brasil made certain underpayments in respect of the Brazilian Corporate Income Tax and the Brazilian Social Contribution on Net Profits during 2010. Currently, the aggregate amount of the claims asserted in the Infraction Notice, plus interest, correspond to R$185 million (approximately U.S.$79 million).

On December 11, 2012, Arauco do Brasil filed an objection to cancel the Infraction Notice before the Judgment Office of the Brazilian Revenue Service, first administrative level. As of the date of this annual report, judgment in respect of this objection remains pending. We believe that our objection to the Infraction Notice is supported by solid legal arguments and that there is a reasonable likelihood that this matter will result in a favorable outcome for us. However, if this result does not occur, it is possible that an obligation will arise for the amount specified, plus any accrued interest and penalties as of the payment date.

DIVIDEND POLICY

Chilean law currently requires that, unless otherwise decided by the unanimous vote of our issued and subscribed shares eligible to vote, public corporations distribute a cash dividend in an amount equal to at least 30% of the corporation’s consolidated net income for each year, unless and except to the extent the corporation has unabsorbed losses from prior years. In April 2002, our shareholders approved the current dividend policy, setting the cash dividend at 40% of our consolidated net income for each year, which was determined on a Chilean GAAP basis through the year ended December 31, 2008, and has been determined on an IFRS basis since January 1, 2009. In accordance with IFRS, the determination of the dividend amount is based on the effective realized profit net of any relevant variations in the value of unrealized assets and liabilities.

For the year ended December 31, 2014, under IFRS, our results were affected by an increase in our deferred taxes resulting from the increase of the tax rate set forth in Law No. 20,780. However, according to Oficio Circular 856 of the SVS dated October 17, 2014, we were required to record the difference in assets and liabilities for deferred taxes as a charge to our net worth for purposes of our financial statements reported to the SVS. As such, our annual dividend distribution for the year ended December 31, 2014 was based on our profit calculated according to IFRS, as modified by Oficio Circular 856 of the SVS. See “Item 3. Key Information—Risk Factors—Risks Relating to Chile—A tax reform bill with significant changes for companies was approved in September 2014 and the Chilean Superintendency of Securities and Insurance, or SVS, modified accounting reporting standards for companies under its supervision in October 2014.”

On April 23, 2013 our shareholders approved a final dividend of U.S.$0.41551940910 per share for 2013, which was distributed on May 8, 2013. Dividends distributed equaled 40% of our consolidated net income for 2013 as determined on an IFRS basis. On November 26, 2013, our Board of Directors approved an interim dividend of U.S.$0.5601640 per share, which was distributed on December 11, 2013. On April 22, 2014 our shareholders approved a final dividend of U.S.$0.66652828 per share for 2013, which was distributed on May 7, 2014. On November 25, 2014, our Board of Directors approved an interim dividend of U.S.$0.5461976 per share, which was distributed on December 10, 2014. On April 21, 2015 our shareholders approved a final dividend of U.S.$0.866672295 per share for 2014, which will be distributed on May 13, 2015.

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

Organization and Registration

We are a sociedad anónima (corporation) organized in Chile under the laws of Chile, subject to certain rules applicable to sociedades anónima abiertas (Chilean public corporations) and registered on August 18, 1971, by resolution 300-S of the Chilean Securities Commission and recorded in the Santiago Commercial Register of 1971 on page 6433 under entry number 2994 and on page 6431 under entry number 2993. Notice was published in the Official Gazette on September 4, 1971.

Objects and Purposes

Our purpose, as stated in our estatutos (by-laws), includes the manufacture of forestry products, the management of forestry lands and other activities.

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

Directors

Pursuant to our by-laws, our Board of Directors is composed of nine members elected at a regular meeting of our shareholders. Our directors are not required to be shareholders. Our by-laws state that the amount of compensation to be received by the directors for their directorial services shall be fixed by the shareholders’ meeting. Directors may be compensated for any non-directorial services rendered to us at levels of compensation comparable with compensation commonly paid for these services, compensation which is compatible with the directors’ compensation fixed by the shareholders’ meeting. The by-laws also state that our Board of Directors has all of the authorities of administration and disposal that Chilean law or the by-laws do not confer upon the shareholders’ meeting. The Board of Directors has the right to act on our behalf without the need for a special power of attorney, even in cases where a power of attorney is required by law. In particular, the by-laws provide that the Board of Directors is empowered to encumber our assets, real and personal property with mortgages, easements or pledges regardless of the value of such property or the amount of the respective encumbrances and to borrow money paying interest, with or without a guaranty for the loan.

Our by-laws provide that we may enter into acts or contracts in which one or more directors are interested only if the interested director’s interest is made known to the board, the acts or contracts are approved by the board and the terms of the act or contract conform to those prevailing in the market. In addition, board resolutions approving interested director transactions must be reported by the chair of the meeting at the first shareholders’ meeting following the approval of the interested director transaction.

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

•

the disposal of 50% or more of our assets, whether or not such disposal also includes any of our liabilities; the disposal of 50% or more of the assets of one our subsidiaries, provided that such subsidiary represents at least 20% of our assets; and any disposal of shares by our Company that causes us to lose control of a subsidiary that represents at least 20% of our assets; and

•	changes to the way in which corporate benefits will be distributed.

According to our by-laws, holders of our shares also have the right to vote at the regular shareholders’ meeting for the election of directors. Shareholders or their representatives may accumulate their votes in favor of one candidate or distribute them among various candidates. A vote on the election of directors may be omitted if an election is proposed by acclamation and none of the shareholders present or represented opposes the motion. The Board of Directors may also be dismissed by a regular or special shareholders’ meeting, though the shareholders may only vote to dismiss the board as a whole.

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

Shareholders’ Meetings

Our by-laws provide that the Board of Directors shall call shareholders’ meetings. Notice of shareholders’ meetings must be made by a prominent notice published at least three times, on different days, in the newspaper of one of our corporate domiciles, as determined by a shareholders’ meeting, or in the absence of a determination, in the Official Gazette.

A shareholder must be registered in our share register as of the meeting date to be entitled to participate and vote at any shareholders’ meeting. In addition, other persons may represent shareholders at meetings. Powers of attorney must be given in writing and must be granted with respect to all of the shares the shareholder is entitled to vote as of the date of the shareholders’ meeting.

Shareholders’ meetings may be regular or special meetings. Regular shareholders’ meetings are held once a year within the first four months of the year. Among other things, the regular shareholders’ meeting appoints independent external auditors to examine our accounts, inventory, balance sheet and other financial results. The by-laws provide that the following matters are to be considered at regular shareholders’ meetings:

•	the review of our results of operations and external auditors’ reports and the approval or rejection of our annual report, our balance sheet and financial statements;

•	the distribution of profits of each financial period and the distribution of our dividends;

•	the election or dismissal of the members of the Board of Directors; and

•	any matter of corporate interest that is not transacted at a special shareholders’ meeting.

Special shareholders’ meetings may be held at any time required by corporate needs to consider any matter that the law or our by-laws require to be considered at a shareholders’ meeting. Our by-laws require the meeting notice to disclose any matters to be discussed at a special shareholders’ meeting. According to the by-laws, the following matters must be considered at special shareholders’ meetings:

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

Any other matters within the competence of regular shareholders’ meetings may be considered at special shareholders’ meetings.

Any act of a shareholders’ meeting relating to our dissolution, transformation, merger or division, the amendment of our by-laws, any disposal of 50% or more of our assets or the issue of bonds convertible into shares or convertible debentures must be held before a notary public, who must certify that the minutes of such meeting are the true expression of what occurred and was resolved at such meeting.

Allocation of Net Income and Distribution of Dividends

Our by-laws provide that the shareholders at a regular shareholders’ meeting shall determine the annual distribution of our net profits for each financial period, within the limitations prescribed by law. The shareholders shall also set the date on which any distribution shall be paid, within the time limits prescribed by law. Chilean law prescribes that distributions shall be paid within 30 days of the regular shareholders’ meeting at which such distribution was determined.

In accordance with Chilean law, in the event of liquidation, capital can be distributed to the shareholders only after the rights of the creditors have been secured or debts owed to creditors have been paid. Our by-laws provide that a shareholders’ meeting will appoint one or more liquidators to carry out the liquidation and to call shareholders’ meetings, as required under Chilean law.

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

EXCHANGE CONTROLS

The Central Bank is responsible for, among other things, monetary policies and exchange controls in Chile. Prior to 1989, Chilean law permitted the purchase and sale of foreign currency only in cases explicitly authorized by the Central Bank. Law No. 18,840, the Ley Orgánica Constitucional del Banco Central de Chile (Organic Law of the Central Bank of Chile), or the Central Bank Act, enacted in 1989, liberalized the rules that govern the ability to buy and sell foreign currency.

The Central Bank Act empowers the Central Bank to determine which types of foreign exchange operations must be carried out in the Formal Exchange Market rather than the Mercado Cambiario Informal (Informal Exchange Market). The Central Bank has ruled that certain foreign exchange transactions, including those attendant to foreign investments and bond issuances, may be effected only in the Formal Exchange Market. The Central Bank may also impose restrictions on foreign exchange operations that are conducted or are required to be conducted in the Formal Exchange Market. These restrictions may include the requirement of prior authorization from the Central Bank, the imposition of reserve requirements and the limitation of foreign exchange operations that may be conducted by the entities that participate in the Formal Exchange Market.

The Formal Exchange Market consists of banks and other entities authorized by the Central Bank to participate in such Formal Exchange Market. On April 16, 2001, the Central Bank agreed that, effective April 19, 2001, the prior foreign exchange restrictions would be eliminated and a new Compendio de Normas de Cambios Internacionales (Compendium of Foreign Exchange Regulations) would be applied.

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

International Issue of Bonds

Before April 19, 2001, any international issue of bonds was subject to approval by the Central Bank after submission of an application to the Central Bank through a bank or other participant in the Formal Exchange Market. Absent the Central Bank’s authorization, issuers were unable to offer bonds outside of Chile. On April 19, 2001, the Central Bank issued foreign exchange regulations, effective as of March 1, 2002, that were included in the Chapters XIV and VIII of the Compendium, applicable to bond issues made either from Chile or through an agency abroad. It must be noted however, that all debt issues made before the regulations remain subject to the regulations existing at the time of their issue.

Debt Securities Issued Directly By Us

In accordance with the regulations issued by the Central Bank, which are included in the Chapter XIV of the Compendium, any international issue of bonds in an aggregate amount exceeding U.S.$1,000,000 must be registered and dated by the Central Bank or by a bank or other entity authorized by the Central Bank to participate in the Formal Exchange Market before the proceeds from the issuance can be remitted to Chile and received by the issuer or simultaneously with the remittance into Chile of such proceeds. The issuer must submit forms regarding the offering to the registering entity or directly to the Central Bank, along with a letter of instructions indicating whether it prefers to receive the proceeds in Chilean pesos or in a foreign currency. If presented through a Formal Exchange Market entity, such entity must, in turn, verify that the forms submitted by the issuer are in accordance with the documentation relating to the issue and inform the Central Bank of the operation no later than 11:00 a.m. on the banking business day following the date on which the proceeds of the issue are transferred to the issuer.

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

In the case of debt securities issued directly by us before the effectiveness of the foreign exchange regulations, the registration of the debt securities with the Central Bank grants us access to the Formal Exchange Market for the purchase of U.S. dollars necessary to make payments in respect of those securities but requires that payments on such debt securities shall be made only with U.S. dollars purchased in the Formal Exchange Market.

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

This summary is based on the tax laws of Chile (including the relevant matters pursuant to the tax reform Law No. 20,780) and the United States as in effect on the date of this Form 20-F, as well as regulations, rulings and decisions of Chile and the United States available on or before such date and now in effect. All of the foregoing is subject to change, and any changes could apply retroactively and could affect the continued validity of this summary.

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

Under Chile’s income tax law, our payments of interest made from Chile in respect to our securities to a foreign holder will generally be subject to a Chilean withholding tax assessed at a rate of 4.0% or the Chilean Interest Withholding Tax, only to the extent the requirements for applying a 4.0% rate are complied with. In addition, consideration should be given to the fact that the rate might be higher if these payments do not comply with the requirements established in the law with the purpose to determine the indebtedness limit of the local entity.

We have agreed, subject to specific exceptions and limitations, to pay to the foreign holders of notes additional amounts in respect of the Chilean Interest Withholding Tax in order to ensure that the interest amount the foreign holder receives is net of Chilean Interest Withholding Tax. If we pay additional amounts in respect of the Chilean Interest Withholding Tax, any tax refunds in respect of these amounts will be for our benefit. In the event that certain changes in Chilean tax laws require us to pay additional interest amounts in respect of the Chilean Interest Withholding Tax at a rate in excess of 4.0%, we have the right to redeem our securities.

Under existing Chilean law and regulations, a foreign holder will not be subject to any Chilean taxes in respect of payments of principal that we make with respect to our securities. Our payments with respect to our securities of amounts not considered principal or interest may be subject to a Chilean withholding tax of up to 35%.

The Chilean Income Tax Law provides that a foreign holder is subject to income tax on his Chilean source income. For this purpose, Chilean source income means earnings from activities developed in Chile or goods located in the country. As a general rule according to the Chilean Income Tax Law, the source of interest income corresponds to the residence country of the debtor. Nevertheless, there are special rules that may apply to bonds and other public or private debt instruments issued by taxpayers domiciled, or resident in Chile which may establish Chile as the source of interest income. Under these rules and in connection with our securities, capital gains arising out of the sale or other disposition of an asset by a foreign holder generally will not be subject to withholding taxes on capital gains, provided that the sale or disposition occurs outside of Chile.

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

Interest Rate Risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. As of December 31, 2014, we had outstanding U.S.$5,078.4 million of indebtedness, including accrued interest and discounts and costs of issuance, of which 83.6% bore interest at fixed interest rates and 16.4% bore interest at floating rates of interest. These average rates do not reflect the effect of swap agreements. 77.0% of our indebtedness was denominated in U.S. dollars as of that date. The interest rate on our variable rate debt is determined principally by reference to LIBOR.

The following table summarizes our debt obligations, as of December 31, 2014. These obligations are sensitive to changes in interest rates. The table presents the aggregate principal amount of each category of indebtedness maturing in each year, at the weighted average interest rate for each category of indebtedness. Average interest rates for liabilities are calculated based on the prevailing interest rate for each loan as of December 31, 2014.

	Average Interest Rate	2015	2016	2017	2018	2019	Thereafter	Total Debt	Fair Value
	(millions of U.S.$)
Interest
Bearing Debt
Fixed Rate
(U.S.$-denominated)	5.31%	484.2	46.5	440.0	46.5	543.3	1,536.8	3,097.2	3,313.1
(UF-denominated)	3.72%	39.3	22.5	32.8	40.8	45.3	887.6	1,068.3	1,135.9
(R$-denominated)	7.00%	44.5	30.4	0.7	0.0	1.0	0.8	77.4	77.4
(Ar$-denominated)	15.25%	0.5	0.5	0.1	0.0	0.0	0.0	1.2	1.2
Floating Rate
(U.S.$ denominated) LIBOR +	1.50%	170.8	415.5	93.3	33.7	33.7	67.1	814.0	899.0
(R$-denominated) TJLP +	8.82%	0.1	0.0	0.0	0.0	2.5	17.7	20.3	25.9

Total		739.5	515.3	566.9	121.0	625.8	2,509.9	5,078.4	5,452.5

Foreign Currency Risk

Our principal exchange rate risk involves changes in the value of the Chilean peso and, to a lesser extent, the Brazilian real, the Argentine peso and the euro relative to the dollar. We estimate that a majority of our consolidated costs and expenses are denominated in dollars. As of December 31, 2014:

•	63.4% of our accounts receivable were denominated in U.S. dollars and 13.1% in Chilean pesos;

•	90.4% of our cash and short-term investments were denominated in U.S. dollars, 2.4% were denominated in Chilean pesos and 0.8% in euros;

•	a significant portion of our indebtedness was denominated in U.S. dollars; and

•	a significant portion of our consolidated total assets was denominated in U.S. dollars.

Substantially all of our foreign currency-denominated revenues, costs and expenses, receivables and indebtedness are denominated in U.S. dollars. As of December 31, 2014, 77.0% of our debt was denominated in U.S. dollars before swaps. Accordingly, variations in the value of the Chilean peso relative to the U.S. dollar will not have a significant effect on the cost in U.S. dollars of our foreign debt service obligations.

Commodity Risk

Prices for pulp and forestry and wood products can fluctuate significantly, and our revenue is highly sensitive to fluctuations in such prices. For a more detailed discussion and sensitivity analysis relating to the risks arising from changes in the market price of pulp, which is our primary commodity risk, see Note 23 to our audited consolidated financial statements. As of December 31, 2014, we were party to a derivative contract to partially hedge our exposure to fuel oil.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

(a) Disclosure controls and procedures. We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Senior Vice-President Comptroller, of the effectiveness of the design and operation of our disclosure controls and procedures, as of December 31, 2014. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Senior Vice-President Comptroller concluded that the disclosure controls and procedures, as of December 31, 2014, were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and that such information is accumulated and communicated to our management, including the Chief Executive Officer and Senior Vice-President Comptroller, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Control—Integrated Framework (1992), our management concluded that our internal control over financial reporting was effective as of December 31, 2014.

(c) Attestation Report of the registered public accounting firm. Not applicable.

(d) Changes in internal controls over financial reporting. There has been no change in our internal control over financial reporting during 2014 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Deloitte Auditores y Consultores Ltda., or Deloitte, during the fiscal years ended December 31, 2013 and December 31, 2014.

	Year ended December 31,
	2013	2014
	(U.S.$ in thousands)
Audit fees	$3,282	$2,641
Tax fees	143	34
Other fees	66	300

Total fees	$3,491	$2,974

Audit fees in the above table are the aggregate fees billed by Deloitte for the fiscal years ended December 31, 2013 and December 31, 2014, in connection with the audit of our annual financial statements in accordance with IFRS, as well as the review of other filings.

Tax fees in the above table are fees billed by Deloitte, for the fiscal years ended December 31, 2013 and December 31, 2014, associated with the issuance of certificates for tax and legal compliance purposes in Brazil, Argentina and Uruguay; and tax consultation in the United States, Mexico, Argentina and Uruguay.

Other fees in the above table are fees billed by Deloitte, for the fiscal years ended December 31, 2013 and December 31, 2014, in connection with training services and consultations relating to the interpretation and application of IFRS.

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

Item 19. Exhibits

Documents filed as exhibits to this annual report:

1.1	English translation of the estatutos (by-laws) of Celulosa Arauco y Constitución S.A., as of April 22, 2014 (incorporated by reference to Exhibit 1.1 to Arauco’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on April 29, 2014, Commission file No. 033-99720).

7.1	Statement Regarding Calculation of Ratios of Earnings to Fixed Charges

8.1	List of subsidiaries

12.1	Certification of chief executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of chief executive officer and principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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
Matías Domeyko
Chief Executive Officer

Date: April 29, 2015

CONSOLIDATED

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

Deloitte Auditores y Consultores Limitada Rosario Norte 407 Las Condes, Santiago Chile Fono: (56) 227 297 000 Fax: (56) 223 749 177 deloittechile@deloitte.com www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Celulosa Arauco y Constitución S.A.

We have audited the accompanying consolidated statements of financial position of Celulosa Arauco y Constitución S.A. and subsidiaries (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Celulosa Arauco y Constitución S.A. and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Santiago, Chile

April 21, 2015

Deloitte® se refiere a Deloitte Touche Tohmatsu Limited una compañía privada limitada por garantía, de Reino Unido, y a su red de firmas miembro, cada una de las cuales es una entidad legal separada e independiente. Por favor, vea en

www.deloitte.cl/acercade la descripción detallada de la estructura legal de Deloitte Touche Tohmatsu Limited y sus firmas miembro.

Deloitte Touche Tohmatsu Limited es una compañía privada limitada por garantía constituida en Inglaterra & Gales bajo el número 07271800, y su domicilio registrado: Hill House, 1 Little New Street, London, EC4A 3TR, Reino Unido.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$

Assets
Current Assets
Cash and cash equivalents	5	971,152	667,212
Other current financial assets	23	7,633	3,089
Other current non-financial assets	25	177,728	188,964
Trade and other current receivables	23	731,908	711,678
Accounts receivable from related companies	13	4,705	8,243
Current Inventories	4	893,573	900,590
Current biological assets	20	307,551	256,957
Current tax assets		38,477	61,174

Total Current Assets other than assets or disposal groups classified as held for sale		3,132,727	2,797,907

Non-Current Assets or disposal groups classified as held for sale	22	7,988	10,414

Non-Current Assets or disposal groups classified as held for sale or as held for distribution to owners		7,988	10,414

Total Current Assets		3,140,715	2,808,321
Non-Current Assets
Other non-current financial assets	23	5,024	48,778
Other non-current non-financial assets	25	101,094	125,052
Trade and other non-current receivables	23	31,001	40,729
Accounts receivable from related companies, non-current	13	151,519	0
Investments accounted for using equity method	15-16	326,045	349,412
Intangible assets other than goodwill	19	93,258	99,651
Goodwill	17	82,573	88,141
Property, plant and equipment	7	7,119,583	7,137,467
Non-current biological assets	20	3,538,802	3,635,246
Deferred tax assets	6	157,840	160,598
Total non-Current Assets		11,606,739	11,685,074
Total Assets		14,747,454	14,493,395

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

	Note	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$

Equity and liabilities
Liabilities
Current Liabilities
Other current financial liabilities	23	742,343	893,605
Trade and other current payables	23	630,406	630,980
Accounts payable to related companies	13	6,036	14,406
Other current provisions	18	2,535	9,696
Current tax liabilities		25,860	4,472
Current provisions for employee benefits	10	3,590	3,814
Other current non-financial liabilities	25	136,316	125,043
Total current liabilities other than assets included in disposal groups classified as held for sale		1,547,086	1,682,016

Total Current Liabilities		1,547,086	1,682,016
Non-Current Liabilities
Other non-current financial liabilities	23	4,453,819	4,156,992
Non-current Payables		0	361
Other non-current provisions	18	64,529	24,167
Deferred tax liabilities	6	1,756,706	1,462,295
Non-current provisions for employee benefits	10	48,582	42,170
Other non-current non-financial liabilities	25	61,996	80,854
Total non - current liabilities		6,385,632	5,766,839
Total liabilities		7,932,718	7,448,855
Equity
Issued capital	3	353,618	353,618
Retained earnings		6,984,564	7,004,640
Other reserves		(571,052)	(365,960)

Equity attributable to parent company		6,767,130	6,992,298

Non-controlling interests		47,606	52,242
Total equity		6,814,736	7,044,540
Total equity and liabilities		14,747,454	14,493,395

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

		January-December
	Note	2014 ThU.S.$	2013 ThU.S.$	2012 ThU.S.$
Income Statement

Revenue	9	5,328,665	5,145,500	4,298,663
Cost of sales	3	(3,654,146)	(3,557,210)	(3,163,432)
Gross profit		1,674,519	1,588,290	1,135,231
Other income	3	368,924	385,055	408,251
Distribution costs	3	(542,859)	(523,587)	(452,760)
Administrative expenses	3	(550,809)	(544,694)	(479,625)
Other expense	3	(138,769)	(136,812)	(105,325)
Other gains (losses)		—	—	16,133
Profit (loss) from operating activities		811,006	768,252	521,905
Finance income	3	30,772	19,062	23,476
Finance costs	3	(246,473)	(232,843)	(236,741)
Share of profit (loss) of associates and joint ventures accounted for using equity method	15	7,481	6,260	18,933
Exchange rate differences		(9,961)	(11,797)	(17,245)
Income before income tax		592,825	548,934	310,328
Income Tax	6	(448,652)	(130,357)	(166,787)
Net Income		144,173	418,577	143,541

Net income attributable to
Net income attributable to the parent company		139,803	385,657	138,883
Income attributable to non-controlling interests		4,370	32,920	4,658
Profit (loss)		144,173	418,577	143,541

Basic earnings per share
Basic earnings per share from continuing operations		0.0012354	0.0034081	0.0012274

Basic earnings per share		0.0012354	0.0034081	0.0012274

Diluted earnings per share
Diluted earnings per share from continuing operations		0.0012354	0.0034081	0.0012274

Basic earnings per diluted share		0.0012354	0.0034081	0.0012274

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		January-December
	Note	2014 ThU.S.$	2013 ThU.S.$	2012 ThU.S.$
Profit (loss)		144,173	418,577	143,541
Components of other comprehensive income that will not be reclassified to profit or loss before tax:
Other comprehensive income before tax gains (losses) on remeasurements of defined benefit plans	10	(12,829)	(4,143)	(3,838)

Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss before tax		(4,781)	2,222	445

Other Comprehensive Income that will not be reclassified to profit or loss before tax		(17,610)	(1,921)	(3,393)

Components of other comprehensive income that will be reclassified to profit or loss before tax:

Exchange differences on translation

Gains (losses) on exchange differences on translation, before tax	11	(163,844)	(174,985)	(105,250)

Other Comprehensive Income before tax exchange differences on translation		(163,844)	(174,985)	(105,250)

Cash flow hedges

Gains (losses) on cash flow hedges, before tax	23	(55,803)	22,318	(29,130)

Reclassification adjustments on cash flow hedges before tax	23	13,524	7,591	5,942

Other Comprehensive Income before tax Cash flow hedges		(42,279)	29,909	(23,188)

Other Comprehensive income that will be reclassified to profit or loss before tax		(206,123)	(145,076)	(128,438)

Income tax relating to components of other comprehensive Income that will not be reclassified to profit or loss before tax

Income tax relating to defined benefit plans of other comprehensive income		3,404	829	768

Income tax relating to components of other comprehensive Income that will be reclassified to profit or loss before tax

Income tax relating to remeasurements of cash flow hedges of other comprehensive income		14,527	(4,017)	6,058

Income tax relating to reclassification adjustments on cash flow hedges		(3,763)	(1,383)	(1,235)
Other comprehensive income		(209,565)	(151,568)	(126,240)

Comprehensive income		(65,392)	267,009	17,301

Comprehensive Income attributable to
Comprehensive income, attributable to owners of the parent company		(65,289)	239,346	16,055
Comprehensive income, attributable to non-controlling interests		(103)	27,663	1,246

Total comprehensive income		(65,392)	267,009	17,301

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

12-31-2014	Issue Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial gains or losses on defined benefit plans ThU.S.$	Several Other Reserves ThU.S.$	Other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent T.hU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01/01/2014	353,618	(339,105)	(21,507)	(6,384)	1,036	(365,960)	7,004,640	6,992,298	52,242	7,044,540
Changes in Equity:
Comprehensive income
Profit							139,803	139,803	4,370	144,173
Other comprehensive income, net of tax		(159,390)	(31,515)	(9,406)	(4,781)	(205,092)		(205,092)	(4,473)	(209,565)
Comprehensive income	0	(159,390)	(31,515)	(9,406)	(4,781)	(205,092)	139,803	(65,289)	(103)	(65,392)
Dividends							(159,879)	(159,879)	(4,533)	(164,412)
Changes in equity	0	(159,390)	(31,515)	(9,406)	(4,781)	(205,092)	(20,076)	(225,168)	(4,636)	(229,804)
Closing balance at 12/31/2014	353,618	(498,495)	(53,022)	(15,790)	(3,745)	(571,052)	6,984,564	6,767,130	47,606	6,814,736

12-31-2013	Issued Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial gains or losses on defined benefit plans ThU.S.$	Several Other Reserves ThU.S.$	Other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent T.hU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01/01/2013	353,176	(169,377)	(46,016)	(3,070)	(1,186)	(219,649)	6,757,795	6,891,322	74,437	6,965,759
Changes in Equity:
Comprehensive income
Profit							385,657	385,657	32,920	418,577
Other comprehensive income, net of tax		(169,728)	24,509	(3,314)	2,222	(146,311)		(146,311)	(5,257)	(151,568)
Comprehensive income		(169,728)	24,509	(3,314)	2,222	(146,311)	385,657	239,346	27,663	267,009
Issue of equity	442							442	(442)	0
Dividends							(138,812)	(138,812)	(29,760)	(168,572)
Increase (decrease) for transfer and other changes									(17,392)	(17,392)
Increase (decrease) through changes in ownership interest in subsidiaries that do not result in loss of control									(2,264)	(2,264)
Changes in equity	442	(169,728)	24,509	(3,314)	2,222	(146,311)	246,845	100,976	(22,195)	78,781
Closing balance at 12/31/2013	353,618	(339,105)	(21,507)	(6,384)	1,036	(365,960)	7,004,640	6,992,298	52,242	7,044,540

12-31-2012	Issued Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial gains or losses on defined benefit plans ThU.S.$	Several Other Reserves ThU.S.$	Other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent T.hU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01/01/2012	353,176	(67,539)	(27,651)	0	(1,631)	(96,821)	6,683,252	6,939,607	90,543	7,030,150
Changes in Equity:
Comprehensive income
Profit							138,883	138,883	4,658	143,541
Other comprehensive income, net of tax		(101,838)	(18,365)	(3,070)	445	(122,828)		(122,828)	(3,412)	(126,240)
Comprehensive income		(101,838)	(18,365)	(3,070)	445	(122,828)	138,883	16,055	1,246	17,301
Dividends							(64,340)	(64,340)	(17,352)	(81,692)
Changes in equity	0	(101,838)	(18,365)	(3,070)	445	(122,828)	74,543	(48,285)	(16,106)	(64,391)
Closing balance at 12/31/2012	353,176	(169,377)	(46,016)	(3,070)	(1,186)	(219,649)	6,757,795	6,891,322	74,437	6,965,759

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$	12-31-2012 ThU.S.$
STATEMENTS OF CASH FLOWS
Cash Flows from (used in) Operating Activities
Classes of cash receipts from operating activities
Receipts from sales of goods and rendering of services	5,629,175	5,609,104	4,735,391
Receipts from premiums and claims, annuities and other policy benefits	5,100	29,840	132,983
Other cash receipts from operating activities	359,539	408,257	292,281
Classes of cash payments
Payments to suppliers for goods and services	(4,190,295)	(4,117,942)	(3,869,977)
Payments to and on behalf of employees	(499,370)	(573,538)	(434,205)
Other cash payments used in operating activities	(122,027)	(196,775)	(33,001)
Interest paid	(204,915)	(223,571)	(184,029)
Interest received	46,658	18,451	8,916
Income taxes refund (paid)	(37,285)	(55,272)	(203,178)
Other cash (outflows) inflows, net	(1,405)	(834)	(2,787)

Net Cash flows from Operating Activities	985,175	897,720	442,394

Cash flows (used in) investing activities

Cash flow used in obtaining control of subsidiaries or other businesses	(0)	0	(253,808)
Cash flow used to contributions in associates	0	0	(13,560)
Other cash receipts from sales of participations in joint ventures	0	0	6,607
Capital contributions to joint ventures	(1,882)	0	(3,713)
Loans to related parties	(158,797)	0	0
Proceeds from sale of property, plant and equipment	63,492	116,639	12,329
Purchase of property, plant and equipment	(459,796)	(645,388)	(959,037)
Proceeds from sale of intangible assets	0	0	3,250
Purchase of intangible assets	(10,101)	(5,889)	(8,623)
Proceeds from sale of other long-term assets	40,257	28,992	3,305
Purchase of biological assets	(142,138)	(213,244)	(139,954)
Cash receipts from repayment of advances and loans made to other parties classified as investing activities	0	5,000	0
Dividends received	12,073	18,562	3,531
Other cash outflows, net	1,734	7,708	3,824

Cash flows used in Investing Activities	(655,158)	(687,620)	(1,345,849)

Cash flows from (used in) Financing Activities

Total loans obtained	1,035,601	1,351,682	2,230,205
Proceeds from long-term loans	829,348	394,464	1,328,634
Proceeds from short-term borrowings	206,253	957,218	901,571
Repayments of borrowings	(900,595)	(1,216,917)	(976,363)
Dividends paid by subsidiaries or special purpose entities	(141,089)	(140,054)	(196,816)
Other cash inflows, net	(1,802)	(2,487)	(1,544)
Cash flows from (used in) Financing Activities	(7,885)	(7,776)	1,055,482
Net increase (decrease) in Cash and Cash Equivalents before effect of exchange rate changes	322,132	202,324	152,027
Effect of exchange rate changes on cash and cash equivalents	(18,192)	(23,610)	104
Net increase (decrease) of Cash and Cash equivalents	303,940	178,714	152,131

Cash and cash equivalents, at the beginning of the period	667,212	488,498	336,367

Cash and cash equivalents, at the end of the period	971,152	667,212	488,498

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2014

NOTE 1.	PRESENTATION OF FINANCIAL STATEMENTS

Entity Information

Name of Reporting Entity

Celulosa Arauco y Constitución S.A. and subsidiaries, (here after “Arauco” or the “Company”), tax identification number 93,458,000-1, is a closely held corporation, that was registered in the Securities Registry (the “Registry”) of the Superintendency of Securities and Insurance (the “SVS”) as No. 042 on June 14, 1982. Forestal Cholguán S.A., subsidiary of Arauco, is also registered in the Securities Registry as No. 030. Additionally, the Company is registered as a non-accelerated filer with the Securities and Exchange Commission (SEC) of the United States of America.

The Company’s head office address is El Golf Avenue 150, 14th floor, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of forestry and timber products. Its main operations are focused on the following business areas: Pulp, Plywood and Fiberboard Panels, Sawn Timber and Forestry.

Arauco is controlled by Empresas Copec S.A., which owns 99.9779% of Arauco, and is registered in the Registry as No. 0028. Each of the above companies is subject to the oversight of the SVS.

The ultimate shareholders of Arauco are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through the entity Inversiones Angelini y Cia. Ltda., which owns 63.4015% of the shares of AntarChile S.A., the controlling shareholder of our parent company Empresas Copec S.A.

Arauco’s Consolidated Financial Statements were prepared on a going concern basis.

Presentation of Financial Statements

The Financial Statements presented by Arauco as of December 31, 2014 are:

•	Consolidated Statements of Financial Position as of December 31, 2014 and 2013.

•	Consolidated Statements of Income for the years ended December 31, 2014, 2013 and 2012.

•	Consolidated Statements of Comprehensive Income for the years ended December 31, 2014, 2013 and 2012.

•	Consolidated Statements of Changes in Equity for the years ended December 31, 2014, 2013 and 2012.

•	Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012.

•	Notes to the consolidated financial statements.

Date of Approval of Financial Statements

These consolidated financial statements were authorized and approved for issuance by the Board of Directors of the Company (the “Board”) at the Extraordinary Session N° 525 held on April 21, 2015, for the period ended at December 31, 2014.

Abbreviations used in this report:

IFRS - International Financial Reporting Standards

IASB - International Accounting Standards Board

IAS - International Accounting Standards

IFRIC - International Financial Reporting Standards Interpretations Committee

MU.S.$ - Millions of U.S. dollars

ThU.S.$ - Thousands of U.S. dollars

U.F. – Inflation index-linked units of account

EBITDA – Earnings Before Interest, Taxes, Depreciation, and Amortization

ICMS – Tax movement of inventories and services (Brazil)

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

For the sawn timber, panel and forestry operating segments, although total sales include a mix of domestic and exports sales, the prices for the products are established in U.S. Dollars, as is also the case for the cost structure of the related raw materials.

Additionally, financing activities are mainly denominated in U.S. Dollars.

The presentation currency of the consolidated financial statements is the U.S. Dollar.

Figures on these consolidated financial statements are presented in thousands of U.S. Dollar (ThU.S.$).

Additional Information Relevant to the Understanding of the Financial Statements

The company Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. were consolidated into the financial statements of Arauco until September 2013, due to the fact that up until that date these entities were controlled by Arauco and they kept exclusive contracts with Arauco for timber supply, forward purchases of land and forest management.

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

-Litigation and Contingencies

Arauco and its subsidiaries are subject to certain litigation proceedings. Future effects on Arauco’s financial condition resulting from such litigation are estimated by management, in collaboration with its legal advisors. Arauco applies judgment when interpreting the reports of its legal advisors who provide updated estimates of the legal contingencies at each reporting period and/or at each time a modification is determined to be necessary. For a description of current litigations see Note 18.

c)	Consolidation

The consolidated financial statements incorporate the financial statements of the company and entities (including structured entities) controlled by the company and its subsidiaries. Control is achieved when the company:

(a) power over the investee, i.e. the investor has existing rights which give it the ability to direct the relevant activities (the activities that significantly affect the investee’s returns)

(b) exposure, or rights, to variable returns from involvement with the investee; and

(c) the ability to use power over the investee to affect the amount of the investor’s returns.

An investor with less than a majority of the voting rights has rights that are sufficient to give it power when the investor has the practical ability to direct the relevant activities unilaterally.

When assessing whether an investor’s voting rights are sufficient to give it power, an investor considers all facts and circumstances, including:

a) the size of the investor’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

b) potential voting rights held by the investor, other vote holders or other parties;

c) rights arising from other contractual arrangements; and

d) any additional facts and circumstances that indicate the investor has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

IFRS requires an investor to reassess whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control.

Consolidation of an investee shall begin from the date the investor obtains control of the investee and cease when the investor loses control of the investee. An entity includes the income and expenses of an acquired or sold subsidiary in the consolidated financial statements from the date it gains control until the date when the entity ceases to control the subsidiary.

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

The consolidated financial statements at the end of this period include the assets, liabilities, income and expenses of the subsidiaries shown in Note 13.

Certain consolidated subsidiaries have Brazilian Real and Chilean Pesos as their functional currencies. For consolidation purposes, the financial statements of those subsidiaries have been prepared in accordance with IFRS and translated into the presentation currency as indicated in Note 1 (e) (ii).

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

(ii) Translation to the presentation currency of Arauco

For the purposes of presenting consolidated financial statements, the assets and liabilities of Arauco’s operations in functional currency different from Arauco´s are translated into U.S. dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange rate differences are recognized in other comprehensive income and accumulated in Others reserves within -equity.

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

Interest Rate and Currency Swaps: Swaps are measured using the discounted cash flow method at a discount rate consistent with the risk of the operation, using internal methodology based on market information from our Bloomberg terminal.

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

(ii) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group has the intent and ability to hold to maturity. They are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition and subsequently are measured at amortized cost using the effective interest method less any impairment.

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

Loans and receivables are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition and subsequently are measured at amortized cost using the effective interest rate method, less any impairment.

Repurchase Agreements: These are recognized at fair value plus transaction costs that are directly attributable to the acquisition and subsequently are measured at cost plus accrued interest at the end of each reporting period. These contracts have maturities of less than 30 days.

Financial liabilities

Financial liabilities are classified as either financial liabilities ‘at FVTPL’ or ‘other financial liabilities’ and are initially recorded at fair value plus in the case of a financial liability not a fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue.

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

Financial liabilities at FVTPL are recorded at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability and is included in the Finance income or Finance costs line item in the consolidated statements of income.

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

Financial obligations are classified as current liabilities, unless Arauco holds an unconditional right to defer their settlement during at least 12 months after the balance sheet’s date.

The estimate of the fair value of obligations with banks is determined using valuation techniques that include discounted cash flow analyses applying rates of similar loans. Bonds are appraised at market value.

h)	Derivative financial instruments

(i) Financial Derivatives - The Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps and cross currency swaps. The group’s policy is that all derivative contracts are hedging contracts.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss unless the derivative is designated and effective as a hedging instrument under IAS 39, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

(ii) Embedded derivatives - The Company assesses the existence of embedded derivatives in financial instrument contracts. Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL as a whole. Arauco has determined that no embedded derivatives currently exist.

(iii) Hedge accounting - The Group designates certain hedging instruments as either fair value hedges or cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, Arauco documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

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

The Group classifies certain property, plant and equipment, intangible assets, investments in associates and groups subject to expropriation (groups of assets to be sold together with their directly associated liabilities) as non-current assets held for sale which as of the closing date of the statement of financial position are the subject of active sale efforts and for which the completion is estimated to be highly probable.

These assets or groups subject to expropriation are valued at the lower of the carrying amount or the fair value less the costs to sell, and are no longer amortized from the time they are classified as non-current assets held for sale.

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

-liabilities or equity instruments related to share-based payment arrangements of the acquire or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquire are measured in accordance with IFRS 2 at the acquisition date; and -assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with such standard.

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

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill in a business combination is allocated as of the acquisition date to the cash generating unit or a group of cash generating units expected to benefit from the synergies of the combination irrespective of whether other assets or liabilities of the acquiree are allocated to those units or group of units.

Acquisition-related costs are accounted for as expenses when they are incurred, except for costs to issue debt or equity securities which are recognized in accordance with IAS 32 and IAS 39.

A parent will present non-controlling interests in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

Changes in the ownership interest of a parent in its subsidiary that do not result in a loss of control are treated as equity transactions. Any difference between the amount by which non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the parent company. No adjustment is made to the carrying amount of goodwill, neither gains or losses are recognized in the income statement.

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

Arauco measures the fair value of the acquired company in the business combination achieved in stage (“step acquisition”), recognizing the effects of remeasurement of previously held equity interest in the acquiree in the statements of income.

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

Business combinations that are under common control transactions are accounted using as a reference the pooling of interest. Under this method, assets and liabilities related to the transaction carry over the previous carrying values. Any difference between assets and liabilities included in the consolidation and the consideration transferred, is accounted in equity.

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

The goodwill generated on acquisitions of foreign companies, is expressed in the functional currency of such foreign company.

Goodwill recognized for the acquisition of the subsidiary Arauco do Brasil S.A. whose functional currency is the Brazilian Real, is translated into U.S. Dollars at the closing exchange rate. At the date of these financial statements, the only change in the carrying amount of goodwill in Brazil is related to the net exchange rate differences on translation.

o)	Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment. The cost includes expenditures that are directly attributable to the acquisition of the assets.

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

IAS 41 requires that biological assets, such as standing trees, are measured at fair value less cost to sell in the statement of financial position. Forestry plantations are accounted for at fair value less costs to sell, based on the presumption that fair values of these assets can be measured reliably.

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

Revenues are recognized when Arauco has transferred the risks and rewards of ownership to the buyer and Arauco has no right to dispose of the assets, nor effective control of such good.

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

Dividends payable are presented in the line item “Other current non-financial liabilities” in the consolidated statement of financial position.

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

Goodwill and intangible assets with indefinite useful life are tested annually for impairment or whenever circumstances indicate it. The recoverable amount of an intangible asset is the higher of its fair value less costs to sell and its value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

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

The allowance for doubtful accounts is established based on an analysis of the age of the portfolio and considering the insurance coverage on accounts receivable. Other conditions are assessed, for example, when there is objective evidence that Arauco will not receive payments under the original sale terms and when the customer is a party to a bankruptcy court agreement or cessation of payments, and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

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

This obligation is presented in the line item “Trade and Other current payables” and “Trade and Other non-current payables” depending on their respective maturities in the consolidated statement of financial position.

z)	Recent accounting pronouncements

The following new standards and interpretations have been adopted in these financial statements:

Amendments and improvements	Contents	Mandatory application for annual periods beginning on or after

IAS 32	Financial Instruments Presentation - Clarification of requirements for offsetting of financial assets and liabilities.	January 1, 2014

IFRS 10, IFRS 12, IAS 27	Investment Entities provides an exemption for the consolidation of subsidiaries under IFRS 10 under the definition of “investment companies”.	January 1, 2014

IAS 36	Impairment of Assets, Modification of disclosure requirements.	January 1, 2014

IAS 39	Financial Instruments: Recognition and Measurement-Novation of derivatives and continuation of hedge accounting.	January 1, 2014

New interpretations	Contents	Mandatory application for annual periods beginning on or after

IFRIC 21

Levies

Guides about when to recognize a liability for a government imposed levy whether for those recorded in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and for those liens whose existence and amount is certain.

January 1, 2014

The application of these standards did not have a significant impact on the amounts reported in these consolidated financial statements, however, it may affect the accounting for future transactions or arrangements.

At the date of issuance of these consolidated financial statements, the following accounting pronouncements have been issued by the IASB, but are not yet effective:

Standards and interpretations	Contents	Mandatory application for annual periods beginning on or after

IFRS 9

Financial Instruments

Accounting requirements for financial instruments, replacing IAS 39 Financial Instruments: recognition and measurement. The standard contains requirements in the following areas: classification and measurement- Impairment-Hedge Accounting- Derecognition.

January 1, 2018

IFRS 14	Deferral of Regulatory accounts. Applies to entities adopting IFRS for the first time which are involved in activities with regulated rates.	January 1, 2016

IFRS 15	Income from contracts with customers. Provides a unique model based on principles that apply in all contracts with customers.	January 1, 2017

Amendments and improvements	Contents	Mandatory application for annual periods beginning on or after

IAS 19	Employee Benefits Clarifies the requirements related to the way in which contributions from employees or others which are linked to the service must be attributed to periods of service.	July 1, 2014

Annual improvements 2010-2012-Amendments to IFRS 7	IFRS 2, IFRS 3, IFRS 8, IFRS 13, IAS 16, IAS 38, IAS 24	July 1, 2014

Annual Improvement 2011-2013 –Amendments to IFRS 4	IFRS 1, IFRS 3, IFRS 13, IAS 40	July 1, 2014

IFRS 11-Amendments	Accounting for acquisitions of interests in joint operations Requires the application of business combinations and related disclosures.	January 1, 2016

IAS 16 and IAS 38 – Amendments	Clarification of acceptable methods of depreciation and amortization. Additional guidance on how to calculate the depreciation and amortization of property, plant and equipment and intangible assets.	January 1, 2016

IAS 16 and IAS 41 – Amendments	Agriculture: Manufactoring plants Amendments provide the concept of manufacturing plants, which are used exclusively to grow products in the scope of IAS 16.	January 1, 2016

IAS 27-Amendments	Equity Method in Separate Financial Statements	January 1, 2016

IFRS 10 and IAS 28-Amendments	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	January 1, 2016

IAS 1-Amendments	Disclosure initiative	January 1, 2016

IFRS 10, IFRS 12 and IAS 28-Amendments	Investment Entities: Applying the Consolidation Exception	January 1, 2016

Annual Improvements 2012-2014 Cycle	IFRS 5, IFRS 7, IAS 19 and IAS 34	January 1, 2016

Arauco does not anticipate that the application of these standards, amendments and interpretations will have a significant impact on the Group’s consolidated financial statements.

NOTE 2.	CHANGES IN POLICIES AND ACCOUNTING ESTIMATES

1)	Changes in Accounting Policies

The accounting policies have been developed in accordance with the effective IFRS as of December 31, 2014 and have been consistently applied to all periods presented in these consolidated financial statements.

2)	Changes in the Estimates and processing of accounting policies

There have been no changes in the treatment of accounting policies for the same period last year.

NOTE 3.	DISCLOSURE OF OTHER INFORMATION

a)	Disclosure of Information on Issued Capital

At the date of these financial statements the share capital of Arauco is ThU.S.$353,618.

In 2013, as a result of the merger of Celulosa Arauco y Constitución S.A. and Forestal Viñales S.A as part of the reorganization of the forestry companies in Chile, a capital increase of ThU.S.$442 was realized (Note 14).

	12-31-2014	12-31-2013
Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	113,159,655
Nominal Value of Shares by Type of Capital in Ordinary Shares	ThU.S.$0.0031210 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$353,618
	12-31-2014	12-31-2013
Number of Shares Issued and Fully Paid by Type of Capital in Ordinary Shares	113,159,655

b)	Dividends paid

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

The minimum dividend provision corresponding to the year 2014 in an amount of ThU.S.$159,879 (ThU.S.$138,812 as of December 31, 2013) is presented in the consolidated statement of changes in equity.

In the Cash Flow Statement, in line “Dividends paid” is presented an amount of ThU.S.$141,089 as of December 31, 2014 (ThU.S.$140,054 as of December 31, 2013) which ThU.S.$137,232 (ThU.S.$110,405 as of December 31, 2013) correspond to the payment of dividends of the parent company.

The following are the dividends paid and per share amounts during the period 2014 and the years 2013 by the Parent Company (Celulosa Arauco y Constitución S.A.):

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Interim Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	12-09-2014
Amount of Dividend	ThU.S.$61,808
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$0.54620

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-09-2014
Amount of Dividend	ThU.S.$75,424
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$0.66653

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Interim Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	12-10-2013
Amount of Dividend	ThU.S.$63,388
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$0.56016

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-08-2013
Amount of Dividend	ThU.S.$47,017
Number of Shares for which Dividends are Paid	113,152,446
Dividend per Share	U.S.$0.41552

c)	Disclosure of Information on Reserves

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

The table below sets forth other income, other expenses, finance income, finance costs and share of profit (loss) of associates and joint ventures as of December 31, 2014, 2013 and 2012:

	January - December
	2014	2013	2012
	ThU.S.$	ThU.S.$	ThU.S.$
Classes of Other Income
Other Income, Total	368,924	385,055	408,251
Gain from changes in fair value of biological assets (See Note 20)	284,497	269,671	243,295
Net income from insurance compensation	2,264	1,297	89,022
Revenue from export promotion	4,032	4,115	3,379
Leases received	2,708	2,315	2,339
Gain on sales of assets	57,653	46,473	31,240
Gain on sales of assets classified as held for sale	244	29,137	—
Revenue from compensation of judgment	—	8,500	—
Access easement	5,158	1,771	6,537
Other operating results (sale materials and waste, rent of easements, income tax recovery)	12,368	21,776	32,439

Classes of Other Expenses by activity
Total of other expenses by activity	(138,769)	(136,812)	(105,325)
Depreciation	(2,084)	(568)	(907)
Legal payments	(4,806)	(17,065)	(2,487)
Impairment provision properties, plants and equipment and others	(11,803)	(12,347)	(2,304)
Plants stoppage operating expenses	(5,102)	(9,676)	(7,007)
Expenses projects	(7,447)	(17,707)	(18,199)
Expenses start-up	(9,591)	—	—
Loss of assets	(126)	(1,992)	(4,253)
Loss of forest due to fires	(31,512)	(8,546)	(5,537)
Other Taxes	(7,540)	(4,458)	(8,155)
Research and development expenses	(3,105)	(2,641)	(2,229)
Compensation and eviction	(8,256)	(1,974)	(8,137)
Fines, readjustments and interest	(3,749)	(2,530)	(2,373)
Other expenses (donations, repayments insurance )	(43,648)	(57,308)	(43,737)

Classes of financing income
Financing income, total	30,772	19,062	23,476
Financial income from mutual funds - deposits	13,786	10,539	7,607
Financial income resulting from swap - forward	4,673	4,287	13,324
Other financial income	12,313	4,236	2,545

Classes of financing costs
Financing costs, Total	(246,473)	(232,843)	(236,741)
Interest expense, Bank loans	(32,978)	(29,349)	(18,264)
Interest expense, Bonds	(186,186)	(169,806)	(152,631)
Interest expense, financial instruments	(8,612)	(6,139)	(16,546)
Interest expense, debt refinancing	—	—	(22,119)
Other financial costs	(18,697)	(27,549)	(27,181)

Share of profit (loss) of associates and joint ventures accounted for using the equity method
Total	7,481	6,260	18,933
Investments in associates	6,958	5,657	17,947
Joint ventures	523	603	986

Below is the presentation of the expenses of the Company by nature:

	January - December
Cost of sales	2014 ThU.S.$	2013 ThU.S.$	2012 ThU.S.$
Timber	808,991	869,036	861,401
Forestry labor costs	655,257	631,749	589,023
Depreciation and amortization	323,306	271,708	236,671
Maintenance costs	278,280	209,977	220,520
Chemical costs	541,327	485,799	381,152
Sawmill Services	129,052	124,501	175,729
Others Raw Materials	184,836	203,667	131,976
Others Indirect costs	126,129	171,704	149,607
Energy and fuel	231,120	200,161	137,857
Cost of electricity	78,760	89,818	85,063
Wage, salaries and severance indemnities	297,088	299,090	194,433
Total	3,654,146	3,557,210	3,163,432

	January - December
Distribution cost	2014 ThU.S.$	2013 ThU.S.$	2012 ThU.S.$
Selling costs	34,678	33,242	29,225
Commissions	16,201	15,781	14,604
Insurance	5,330	5,913	5,363
Provision(recovery of provision) for doubtful accounts receivable	2,497	(372)	(1,710)
Other selling costs	10,650	11,920	10,968
Shipping and freight costs	508,181	490,345	423,535
Port services	28,906	27,185	24,968
Freights	402,386	405,136	347,735
Other shipping and freight costs	76,889	58,024	50,832
Total	542,859	523,587	452,760

	January - December
Administrative expenses	2014 ThU.S.$	2013 ThU.S.$	2012 ThU.S.$
Wage, salaries and severance indemnities	215,662	212,346	192,447
Marketing, advertising, promotion and publications expenses	11,343	9,721	9,342
Insurance	32,367	39,044	34,023
Depreciation and amortization	25,686	24,070	12,897
Computer services	25,136	19,760	11,529
Lease rentals (offices, warehouses and machinery)	10,209	14,650	18,134
Donations, contributions, scholarships	10,407	15,638	14,786
Fees (legal and technical advisories)	51,301	45,587	46,924
Property taxes, patents and municipality rights	20,790	27,812	17,683
Other administration expenses (travel within and outside the country, cleaning services, security, basic services)	147,908	136,066	121,860
Total	550,809	544,694	479,625

		January - December
Expenses for	Note	2014 ThU.S.$	2013 ThU.S.$	2012 ThU.S.$
Depreciations	7	340,958	288,812	248,915
Employee benefits	10	511,824	573,538	434,205
Amortization	19	12,475	9,836	4,575

e)	Auditor Fees and Number of Employees (Not audited)

At the end of this period, the auditor fees and number of employees are follows:

Auditors fees	12-31-2014 ThU.S.$
Audit services	2,805
Other services
Tax services	34
Others	670
TOTAL	3,509
Number of employees	No.
13,576

NOTE 4.	INVENTORIES

Components of Inventory	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Raw materials	98,242	93,895
Production supplies	107,067	103,698
Products in progress	66,635	107,180
Finished goods	469,561	453,762
Spare Parts	152,068	142,055
Total Inventories	893,573	900,590

Inventories recognized as cost of sales at December 31, 2014 were ThU.S.$3,645,801 (ThU.S.$3,549,278 and ThU.S.$3,134,897 at December 31, 2013 and 2012, respectively).

In order to have the inventories recorded at net realizable value at December 31, 2014, there has been a net decrease of inventories associated with a higher provision of obsolescence ThU.S.$2,967 (reversal of impairment of ThU.S.$392 at December 31, 2013). At December 31, 2014 the amount of obsolescence provision is ThU.S.$11,668 (ThU.S.$8,702 at December 31, 2013).

At December 31, 2014 there are write-offs inventory ThU.S.$548 (ThU.S.$2,457 at December 31, 2013)

The inventory obsolescence provision is calculated based on the sales conditions of products and age of inventory (inventory turnover).

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

As of the date of these consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

Components of Cash and Cash Equivalents	12-31-2014 ThU.S.$	12-31-2013 MUS$
Cash on hand	391	330
Bank checking account balances	157,611	155,208
Time deposits	669,545	391,588
Mutual funds	128,985	111,435
Other cash and cash equivalents (*)	14,620	8,651
Total	971,152	667,212

(*)	Applies to contracts for the purchase under resale

NOTE 6.	INCOME TAXES

The tax rates applicable in the countries in which Arauco operates are 21% in Chile, 35% in Argentina, 34% in Brazil, 25% in Uruguay and 34% in the United States (federal tax).

On September 29, 2014, Law No. 20,780 was published in the Official Gazette, amending the current system of income tax and other taxes. Among the main amendments is the progressive increase of the First Category Income Tax for the 2014, 2015, 2016, 2017, 2018 and following fiscal years, increasing to 21%, 22.5%, 24%, 25.5% and 27% respectively, in the event that the partially integrated system applies. Alternatively, for the 2014, 2015, 2016 and 2017 and following fiscal years, an increase to 21%, 22.5%, 24%, and 25% respectively will apply, in the event that the Company chooses to apply the attributed income system. Arauco applied the rule for its case, that is, the partially integrated system.

The effect on the results of operations for the year ended December 31, 2014 due to the change in tax rate was an expense of ThU.S.$292,717, which was generated mainly from the result of the expected reversal of temporary differences associated with property, plant, equipment and biological assets.

Deferred Tax Assets

The following table sets forth the deferred tax assets as of December 31, 2014 and 2013:

Deferred Tax Assets	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Deferred tax Assets relating to Provisions	14,923	12,016
Deferred tax Assets relating to Accrued Liabilities	8,317	7,367
Deferred tax Assets relating to Post-Employment benefits	13,859	9,012
Deferred tax Assets relating to Property, Plant and equipment	10,756	8,842
Deferred tax Assets relating to Financial Instruments	14,129	343
Deferred tax Assets relating to Tax Losses Carryforwards	44,832	56,333
Deferred tax Assets relating to Biological Assets	0	73
Deferred tax Assets relating to Inventories	3,157	4,910
Deferred tax Assets relating to Recognitnion of Revenue	5,827	3,678
Deferred tax Assets relating to Allowance for Doubful Accounts	3,855	3,104
Tax Reevaluation of Assets	24,505	19,887
Deferred tax Assets relating to Other Deductible Temporary Differences	13,680	35,033
Total Deferred Tax Assets	157,840	160,598

Certain subsidiaries of Arauco, as of the date of these financial statements, present tax losses for which we estimate that, given the projection of future profits, will allow the recovery of these assets. The total amount of these tax losses is ThU.S.$132,292 (ThU.S.$165,393 at December 31, 2013), which are mainly originated by operational and financial losses. The tax losses are generated mainly by the subsisdiaries in Brazil and in the United States. Those that were generated by the Brazilian subsidiaries do not have an expiration date. The tax losees that were generated by the American subsidiaries have an expiration date of 20 years.

In addition, as of the closing of these financial statements there are ThU.S.$92,809 (ThU.S.$81,690 at December 31, 2013) of non-recoverable tax losses from companies in Uruguay based on the participation of Arauco, which have not been recognized as deferred tax assets. The payback period exceeds the term of such tax losses.

Deferred Tax Liabilities

The following table sets forth the deferred tax liabilities as of December 31, 2014 and 2013:

Deferred Tax Liabilities	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Deferred Tax Liabilities relating to Property, plant and equipment	941,223	781,777
Deferred Tax Liabilities relating to Financial Instruments	4,906	10,060
Deferred Tax Liabilities relating to Biological Assets	681,505	534,161
Deferred Tax Liabilities relating to Inventory	25,688	15,422
Deferred Tax Liabilities due to Prepaid Expenses	40,888	56,558
Deferred Tax Liabilities due to Intangible Assets	32,990	34,188
Deferred Tax Liabilities relating to Other Taxable Temporary Differences	29,506	30,129
Total Deferred Tax Liabilities	1,756,706	1,462,295

The effect of changes in current and deferred tax liabilities related to cash flow hedges corresponds to a credit of ThU.S.$10,764 as of December 31, 2014 (charge of ThU.S.$5,400 as of December 31, 2013), which is presented in consolidated statements of comprehensive income and accumulated in Reserves for cash flow hedges in the consolidated statement of changes in equity.

Arauco does not offset deferred tax assets and deferred tax liabilities since there is no legal enforceable right to offset amounts recognized in these items that relate to different tax jurisdictions.

Reconciliation of deferred tax assets and liabilities

Deferred Tax Assets	Opening Balance 01-01-2014 ThU.S.$	Deferred tax Expenses (Income) ThU.S.$	Deferred tax of items charged to other comprehensive income ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 12-31-2014 ThU.S.$
Deferred tax Assets relating to Provisions	12,016	3,210	—	(303)	14,923
Deferred tax Assets relating to accrued liabilities	7,367	971	—	(21)	8,317
Deferred tax Assets relating to Post-Employment benefits	9,012	1,537	3,404	(94)	13,859
Deferred tax Assets relating to Property, Plant and equipment	8,842	1,961	—	(47)	10,756
Deferred tax Assets relating to Financial Instruments	343	824	12,962	—	14,129
Deferred tax Assets relating to tax losses carryforwards	56,333	(9,008)	—	(2,493)	44,832
Deferred tax assets relating to biological assets	73	(73)	—	—	—
Deferred tax assets relating to provisions for income	4,910	(1,624)	—	(129)	3,157
Deferred tax assets relating to provisions for income	3,678	2,149	—	—	5,827
Deferred tax assets relating to provision for doubful accounts	3,104	792	—	(41)	3,855
Intangible revaluation differences	—	1,080	—	—	1,080
Deferred tax assets relating to other deductible temporary differences	54,920	(17,585)	—	(230)	37,105
Total deferred tax assets	160,598	(15,766)	16,366	(3,358)	157,840

Deferred Tax Liabilities	Opening Balance 01-01-2014 ThU.S.$	Deferred tax Expenses (Income) ThU.S.$	Deferred tax of items charged to other comprehensive income ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 12-31-2014 ThU.S.$
Deferred tax liabilities relating to property, Plant and equipment	781,777	166,056	—	(6,610)	941,223
Deferred tax liabilities relating to financial instruments	10,060	688	(5,842)	—	4,906
Deferred tax liabilities relating to biological assets	534,161	156,093	—	(8,749)	681,505
Deferred tax liabilities relating to inventory	15,422	10,266	—	—	25,688
Deferred tax liabilities due to prepaid expenses	56,558	(15,670)	—	—	40,888
Deferred tax liabilities due to intangible	34,188	(1,198)	—	—	32,990
Deferred tax liabilities relating to other taxable temporary differences	30,129	896	—	(1,519)	29,506
Total deferred tax liabilities	1,462,295	317,131	(5,842)	(16,878)	1,756,706

Deferred Tax Assets	Opening Balance 01-01-2013 ThU.S.$	Deferred tax Expenses (Income) ThU.S.$	Deferred tax of items charged to other comprehensive income ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 12-31-2013 ThU.S.$
Deferred Tax Assets relating to provisions	4,752	7,465	—	(201)	12,016
Deferred Tax Assets relating to accrued liabilities	7,188	44	—	135	7,367
Deferred Tax Assets relating to post-employment benefits	9,341	(982)	829	(176)	9,012
Deferred Tax Assets relating to property, plant and equipment	10,971	(22)	—	(2,107)	8,842
Deferred Tax Assets relating to financial instruments	1,900	(1,493)	—	(64)	343
Deferred Tax Assets relating to tax losses carryforwards	126,171	(65,777)	—	(4,061)	56,333
Deferred Tax Assets relating to biological assets	2,636	(2,563)	—	—	73
Deferred Tax Assets relating to provisions for income	9,539	(4,421)	—	(208)	4,910
Deferred Tax Assets relating to provisions for income	4,477	(792)	—	(7)	3,678
Deferred Tax Assets relating to provision for doubful accounts	3,602	(481)	—	(17)	3,104
Deferred Tax Assets relating to other deductible temporary differences	26,193	28,226	—	501	54,920
Total Deferred Tax Assets	206,770	(40,796)	829	(6,205)	160,598

Deferred Tax Liabilities	Opening Balance 01-01-2013 ThU.S.$	Deferred tax Expenses (Income) ThU.S.$	Deferred tax of items charged to other comprehensive income ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 12-31-2013 ThU.S.$
Deferred Tax Liabilities relating to property, Plant and equipment	769,626	21,530	—	(9,379)	781,777
Deferred Tax Liabilities relating to financial instruments	14,218	(508)	(3,801)	151	10,060
Deferred Tax Liabilities relating to biological assets	531,746	12,552	—	(10,137)	534,161
Deferred Tax Liabilities relating to inventory	16,517	(1,262)	—	167	15,422
Deferred Tax Liabilities due to prepaid expenses	55,294	944	—	320	56,558
Deferred Tax Liabilities due to intangible	35,978	(1,789)	—	(1)	34,188
Deferred Tax Liabilities relating to other taxable temporary differences	31,673	846	—	(2,390)	30,129
Total Deferred Tax Liabilities	1,455,052	32,313	(3,801)	(21,269)	1,462,295

Temporary Differences

The following tables summarize the deductible and taxable temporary differences:

	12-31-2014		12-31-2013
Detail of classes of Deferred Tax Temporary Differences	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$
Deferred Tax Assets	113,008		104,265
Deferred Tax Assets - Tax losses	44,832		56,333
Deferred Tax Liabilities		1,756,706		1,462,295
Total	157,840	1,756,706	160,598	1,462,295

	January - December
Detail of Temporary Difference Income and Loss Amounts	2014 ThU.S.$	2013 ThU.S.$	2012 ThU.S.$
Deferred Tax Assets	(6,758)	24,981	(3,791)
Deferred Tax Assets - Tax losses	(9,008)	(65,777)	22,973
Deferred Tax Liabilities	(317,131)	(32,313)	(119,850)
Total	(332,897)	(73,109)	(100,668)

Income Tax Expense

Income tax expense consists of the following:

	January - December
Income Tax composition	2014 ThU.S.$	2013 ThU.S.$	2012 ThU.S.$
Current income tax expense	(127,057)	(89,378)	(65,929)
Tax benefit arising from unrecognized tax assets previously used to reduce tax expense	—	25,687	1,804
Previous period current tax adjustments	2,555	1,826	(1,945)
Other current tax expenses	8,747	4,617	(49)
Current Tax Expense, Net	(115,755)	(57,248)	(66,119)

Deferred tax income (expense) relating to origination and reversal of temporary differences	(30,753)	(19,961)	822
Deferred tax income (expense) relating to changes in tax rates or new tax rates	(292,717)	—	(124,463)
Tax benefit arising from tax losses of certain subsidiaries	(9,427)	(53,148)	22,973
Total deferred Tax Expense, Net	(332,897)	(73,109)	(100,668)
Income Tax Expense, Total	(448,652)	(130,357)	(166,787)

The following table sets for the current income tax expense detailed by foreign and domestic companies at December 31, 2014, 2013 and 2012:

	January - December
	2014	2013	2012
	ThU.S.$	ThU.S.$	ThU.S.$
Foreign current income tax expense	(30,458)	(4,145)	(9,270)
Domestic current income tax expense	(85,297)	(53,103)	(56,849)
Total current income tax expense	(115,755)	(57,248)	(66,119)

Foreign deferred tax expense	(25,806)	(66,558)	38,974
Domestic deferred tax expense	(307,091)	(6,551)	(139,642)
Total deferred tax expense	(332,897)	(73,109)	(100,668)

Total tax income (expense)	(448,652)	(130,357)	(166,787)

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.

The reconciliation of income tax expense is as follows:

	January - December
	2014	2013	2012
Reconciliation of Income tax from Statutory Rate to Effective Tax Rate	ThU.S.$	ThU.S.$	ThU.S.$
Tax Expense at applicable tax rate	(124,493)	(109,787)	(61,147)
Tax effect of foreign tax rates	(23,170)	(24,688)	1,247
Tax effect of revenues exempt from taxation	9,832	(4,589)	16,716
Tax effect of expense not deductible in determining taxable profit (tax loss)	(19,203)	(9,792)	(12,609)

Tax rate effect of tax losses	(515)	(4,330)	612

Tax effect of Previously Unrecognized Tax Benefit in the Income Statement	(2,935)	15,769	—

Tax effect of a new evaluation of assets for deferred not recognized taxes	12	(3,182)	—

Tax rate effect from change in tax rate (opening balances)	(292,717)	0	(124,463)

Tax rate effect of adjustments for current tax of prior periods	2,555	1,826	(1,945)

Other tax rate effects	1,982	8,416	14,802
Total adjustments to tax expense at applicable tax rate	(324,159)	(20,570)	(105,640)
Tax expense at effective tax rate	(448,652)	(130,357)	(166,787)

NOTE 7.	PROPERTY, PLANT AND EQUIPMENT

	12-31-2014	12-31-2013
Property, Plant and Equipment	ThU.S.$	ThU.S.$
Construction in progress	265,440	1,542,739
Land	949,531	975,617
Buildings	2,172,177	1,694,924
Plant and equipment	3,565,502	2,774,551
Information technology equipment	28,521	25,575
Fixtures and fittings	11,654	7,627
Motor vehicles	17,346	13,597
Other property, plant and equipment	109,412	102,837
Total Net	7,119,583	7,137,467

Construction in progress	265,440	1,542,739
Land	949,531	975,617
Buildings	3,593,306	3,010,996
Plant and equipment	5,944,394	4,954,621
Information technology equipment	71,838	64,352
Fixtures and fittings	37,382	33,015
Motor vehicles	46,293	40,789
Other property, plant and equipment	128,012	119,601
Total Gross	11,036,196	10,741,730

Accumulated depreciation and impairment
Buildings	(1,421,129)	(1,316,072)
Plant and equipment	(2,378,892)	(2,180,070)
Information technology equipment	(43,317)	(38,777)
Fixtures and fittings	(25,728)	(25,388)
Motor vehicles	(28,947)	(27,192)
Other property, plant and equipment	(18,600)	(16,764)
Total	(3,916,613)	(3,604,263)

Description of Property, Plant and Equipment Pledged as Security for Liabilities

To date there are no assets pledged as collateral in these consolidated financial statements except as disclosed in Note 23.

Commitments for project disbursements or for the acquisition of property, plant and equipment.

	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Amount committed for the acquisition of property, plant and equipment	139,927	310,087

	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Disbursements for property, plant and equipment under construction	371,286	671,128

Movement on Property, Plant and Equipment

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment as of December 31, 2014 and 2013:

Movement of Property, Plant and Equipment	Construction in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2014	1,542,739	975,617	1,694,924	2,774,551	25,575	7,627	13,597	102,837	7,137,467
Changes
Additions	371,286	1,215	17,438	54,011	2,605	1,195	4,608	18,828	471,186
Disposals	(2,969)	(5,596)	(513)	(1,715)	(59)	(515)	(458)	(776)	(12,601)
Retirements	(6,278)	(41)	(17,369)	(23,026)	(12)	(6)	(247)	(5,670)	(52,649)
Depreciation	—	—	(102,068)	(222,232)	(4,944)	(2,084)	(4,241)	(4,018)	(339,587)
Impairment loss recognized in profit or loss	—	—	—	—	—	—	(636)	—	(636)
Increase (decrease) through net exchange differences	310	(21,664)	(30,620)	(26,928)	(269)	(175)	(123)	(2,198)	(81,667)
Reclassification of assets held for sale	(1,930)	—	—	—	—	—	—	—	(1,930)
Increase (decrease) through transfers from construction in progress	(1,637,718)	—	610,385	1,010,841	5,625	5,612	4,846	409	—
Total changes	(1,277,299)	(26,086)	477,253	790,951	2,946	4,027	3,749	6,575	(17,884)
Closing balance 12-31-2014	265,440	949,531	2,172,177	3,565,502	28,521	11,654	17,346	109,412	7,119,583

Movement of Property, Plant and Equipment	Construction in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2013	1,291,259	987,242	1,654,955	2,731,233	26,094	13,396	11,094	101,470	6,816,742
Changes
Additions	671,128	13,385	20,359	64,952	1,297	912	2,987	6,160	781,179
Disposals	—	(801)	(1,747)	(606)	(11)	(3,934)	(74)	(344)	(7,516)
Retirements	(4,297)	(317)	(2,901)	(15,299)	(32)	(179)	(8)	(361)	(23,394)
Depreciation	—	—	(87,728)	(220,452)	(3,528)	(2,734)	(3,223)	(1,187)	(318,852)
Impairment loss recognized in profit or loss	—	—	(314)	(874)	(2)	—	—	—	(1,190)
Increase (decrease) through net exchange differences	(12,053)	(28,100)	(19,597)	(46,907)	28	288	(259)	(2,902)	(109,502)
Increase (decrease) through transfers from construction in progress	(403,298)	4,208	131,897	262,505	1,728	(122)	3,081	1	—
Total changes	251,480	(11,625)	39,970	43,319	(519)	(5,769)	2,504	1,367	320,726
Closing balance 12-31-2013	1,542,739	975,617	1,694,924	2,774,551	25,575	7,627	13,597	102,837	7,137,467

Increase (decrease) through transfers from construction in progress to Property, Plant and Equipment are related mainly to the start up of Montes del Plata.

The depreciation expense for the period ending December 31, 2014, 2013 and 2012 is as follows:

	January-December
	2014	2013	2012
Depreciation for the year	ThU.S.$	ThU.S.$	ThU.S.$
Cost of sales	316,607	267,793	233,951
Administrative expenses	19,910	18,149	11,042
Other expenses	4,441	2,870	3,922
Total	340,958	288,812	248,915

The useful lives of property, plant and equipment estimated based on the expected use of the assets are as follows:

		Minimum	Maximum	Average
Buildings	Useful Life in Years	16	89	39
Plant and equipment	Useful Life in Years	8	67	29
Information technology equipment	Useful Life in Years	6	18	5
Fixtures and fittings	Useful Life in Years	6	12	10
Motor vehicles	Useful Life in Years	6	26	13
Other property, plant and equipment	Useful Life in Years	5	27	16

See Note 12 for details of capitalized borrowing costs.

NOTE 8.	LEASES

Arauco acting as lessee

	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Property, Plant and Equipment under finance leases	94,996	90,467
Plant and equipment	94,996	90,467

Reconciliation of Financial Lease Minimum Payments:

12-31-2014
Present Value
Periods	ThU.S.$
Less than one year	31,706
Between one and five years	65,289
More than five years	—
Total	96,995

12-31-2013
Periods	Present Value ThU.S.$
Less than one year	26,949
Between one and five years	62,491
More than five years	—
Total	89,440

Lease obligations are presented in the consolidated statement of financial position in line items “Other current financial liabilities” and “Other non-current financial liabilities” depending on their respective maturities as stated above.

Arauco acting as lessor

Reconciliation of Financial Lease Minimum Payments:

	12-31-2014
	Gross	Interest	Present Value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	141	5	136
Between one and five years	20	3	17
More than five years	—	—	—
Total	161	8	153

	12-31-2013
	Gross	Interest	Present Value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	980	11	969
Between one and five years	131	1	130
More than five years	—	—	—
Total	1,111	12	1,099

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

Arauco holds leases as lessee and lessor, described in the previous tables, for which there are no impairment contingent payments or restrictions to report.

NOTE 9.	REVENUE

	January - December
Classes of revenue	2014 ThU.S.$	2013 ThU.S.$	2012 ThU.S.$
Revenue from sales of goods	5,160,960	4,981,423	4,146,060
Revenue from rendering of services	167,705	164,077	152,603
Total	5,328,665	5,145,500	4,298,663

NOTE 10.	EMPLOYEE BENEFITS

Classes of Benefits and Expenses by Employee

	January - December
	2014	2013	2012
	ThU.S.$	ThU.S.$	ThU.S.$
Employee expenses	511,824	573,538	434,205
Wages and salaries	501,430	563,836	420,885
Severance indemnities	10,394	9,702	13,320

The representative discount rate for the company’s severance indemnities,which is the same discount rate used for Chilean government bonds, decreased from an annual average of 3.00% in 2013 to 1.6% in 2014.

The main actuarial assumptions used by Arauco in the calculation of the severance indemnities obligation as of December 31, 2014 and 2013 are as follows:

	2014	2013
Discount rate	1.61%	3.50%
Inflation	3.00%	3.00%
Mortality rate	RV-2009	RV-2009

The following tables set forth the balances and the reconciliation of the present value of severance indemnities obligation as of December 31, 2014 and 2013:

	12-31-2014	12-31-2013
	ThU.S.$	ThU.S.$
Current	3,590	3,814
Non-current	48,582	42,170
Total	52,172	45,984

Reconciliation of the present value of severance indemnities obligation	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Opening balance	45,984	47,436
Current service cost	1,938	3,241
Interest cost	2,977	1,510
Actuarial gains	12,829	4,143
Benefits paid	(5,388)	(6,628)
Increase (decrease) for foreign currency exchange rates changes	(6,168)	(3,718)
Closing balance	52,172	45,984

NOTE 11.	EFFECT OF FOREIGN CURRENCY EXCHANGE RATE VARIATIONS

Local and foreign currency

Assets and liabilities by class of currency as of December 31, 2014 and 2013 are as follows:

	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Total Current Assets	3,140,715	2,808,321

Cash and Cash Equivalents	971,152	667,212
U.S. Dollar	877,418	534,575
Euro	8,114	4,681
Brazilian Real	43,604	68,658
Argentine Pesos	15,794	13,942
Other currencies	2,983	3,473
Chilean Pesos	23,239	41,883

Other current financial assets	7,633	3,089
U.S. Dollar	7,632	3,089
Chilean Pesos	1	—

Other current non-financial assets	177,728	188,964
U.S. Dollar	103,689	82,175
Euros	45	126
Brazilian Real	11,489	13,395
Argentine Pesos	13,711	10,079
Other currencies	6,335	7,746
Chilean Pesos	42,459	75,443

Trade and other current receivables	731,908	711,678
U.S. Dollar	464,219	446,386
Euro	72,353	33,072
Brazilian Real	47,043	55,756
Argentine Pesos	31,354	33,130
Other currencies	19,733	24,513
Chilean Pesos	96,241	117,827
U.F.	965	994

Accounts receivable from related companies	4,705	8,243
U.S. Dollar	—	135
Brazilian Real	1,998	3,654
Chilean Pesos	2,707	4,454

Current Inventories	893,573	900,590
U.S. Dollar	829,830	791,271
Brazilian Real	48,046	87,638
Chilean Pesos	15,697	21,681

Current biological assets	307,551	256,957
U.S. Dollar	307,551	256,957

Current tax assets	38,477	61,174
U.S. Dollar	2,358	2,861
Euros	81	14
Brazilian Real	2,691	2,475
Argentine Pesos	1,464	5,888
Other currencies	3,653	1,337
Chilean Pesos	28,230	48,599

Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	7,988	10,414
U.S. Dollar	7,988	10,414

	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Total Non Current Assets	11,606,739	11,685,074

Other non-current financial assets	5,024	48,778
U.S. Dollar	4,439	48,011
Argentine Pesos	585	767

Other non-current non-financial assets	101,094	125,052
U.S. Dollar	92,437	113,224
Brazilian Real	5,705	8,707
Argentine Pesos	563	748
Other currencies	885	643
Chilean Pesos	1,504	1,730

Trade and other non-current receivables	31,001	40,729
U.S. Dollar	26,773	35,743
Chilean Pesos	3,591	3,226
U.F.	637	1,760

Related party receivables, non-current	151,519	—
Brazilian Real	151,519	—

Investments accounted for using equity method	326,045	349,412
U.S. Dollar	119,405	126,564
Brazilian Real	206,640	222,848

Intangible assets other than goodwill	93,258	99,651
U.S. Dollar	91,408	95,338
Brazilian Real	1,771	4,241
Chilean Pesos	79	72

Goodwill	82,573	88,141
U.S. Dollar	42,838	43,086
Brazilian Real	39,735	45,055

Property, plant and equipment	7,119,583	7,137,467
U.S. Dollar	6,527,093	6,457,882
Brazilian Real	586,398	670,269
Chilean Pesos	6,092	9,316

Non-current biological assets	3,538,802	3,635,246
U.S. Dollar	3,188,043	3,277,093
Brazilian Real	350,759	358,153

Deferred tax assets	157,840	160,598
U.S. Dollar	128,676	138,486
Brazilian Real	28,345	21,321
Other currencies	67	223
Chilean Pesos	752	568

	12-31-2014			12-31-2013
	Up to 90 days	From 91 days to 1 year	Total	Up to 90 days	From 91 days to 1 year	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total Liabilities, current	1,002,859	544,227	1,547,086	1,105,432	576,584	1,682,016

Other current financial liabilities	203,170	539,173	742,343	399,036	494,569	893,605
U.S. Dollar	173,579	484,254	657,833	260,159	446,893	707,052
Brazilian Real	17,145	27,507	44,652	11,750	9,332	21,082
Argentine Pesos	—	544	544	28,252	504	28,756
Chilean Pesos	288	809	1,097	168	886	1,054
U.F.	12,158	26,059	38,217	98,707	36,954	135,661

Bank Loans	139,916	133,554	273,470	262,010	451,282	713,292
U.S. Dollar	122,771	105,503	228,274	222,008	441,446	663,454
Brazilian Real	17,145	27,507	44,652	11,750	9,332	21,082
Argentine Pesos	—	544	544	28,252	504	28,756

Financial Leases	7,851	23,855	31,706	7,108	19,841	26,949
U.S. Dollar	—	6	6	—	62	62
Chilean Pesos	288	809	1,097	168	886	1,054
U.F.	7,563	23,040	30,603	6,940	18,893	25,833

Other Loans	55,403	381,764	437,167	129,918	23,446	153,364
U.S. Dollar	50,808	378,745	429,553	38,151	5,385	43,536
U.F.	4,595	3,019	7,614	91,767	18,061	109,828

Trade and other current payables	627,972	2,434	630,406	628,662	2,318	630,980
U.S. Dollar	180,164	—	180,164	229,260	—	229,260
Euros	44,887	—	44,887	7,434	—	7,434
Brazilian Real	22,662	2,434	25,096	30,963	—	30,963
Argentine Pesos	34,879	—	34,879	29,102	—	29,102
Other currencies	2,187	—	2,187	3,435	—	3,435
Chilean Pesos	340,858	—	340,858	328,358	12	328,370
U.F.	2,335	—	2,335	110	2,306	2,416

Accounts payable to related companies	6,036	—	6,036	14,406	—	14,406
U.S. Dollar	1,612	—	1,612	2,893	—	2,893
Chilean Pesos	4,424	—	4,424	11,513	—	11,513

Other current provisions	2,535	—	2,535	9,696	—	9,696
U.S. Dollar	2,535	—	2,535	830	—	830
Argentine Pesos	—	—	—	8,866	—	8,866
Current tax liabilities	25,860	—	25,860	3,929	543	4,472
U.S. Dollar	782	—	782	424	355	779
Euros	—	—	—	63	—	63
Brazilian Real	1,921	—	1,921	2,581	—	2,581
Argentine Pesos	6,063	—	6,063	42	—	42
Other currencies	—	—	—	231	—	231
Chilean Pesos	17,094	—	17,094	588	188	776
Current provisions for employee benefits	1,211	2,379	3,590	806	3,008	3,814
Chilean Pesos	1,211	2,379	3,590	806	3,008	3,814
Other current non-financial liabilities	136,075	241	136,316	48,897	76,146	125,043
U.S. Dollar	100,904	—	100,904	8,800	74,325	83,125
Brazilian Real	19,041	—	19,041	24,007	—	24,007
Argentine Pesos	6,143	184	6,327	5,507	205	5,712
Other currencies	4,307	—	4,307	4,460	—	4,460
Chilean Pesos	5,575	57	5,632	6,002	2	6,004
U.F.	105	—	105	121	1,614	1,735

	12-31-2014			12-31-2013
	From 13 months to 5 years	More than 5 years	Total	From 13 months to 5 years	More than 5 years	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Total non-current liabilities	3,411,630	2,974,002	6,385,632	3,089,250	2,677,589	5,766,839

Other non-current financial liabilities	1,943,952	2,509,867	4,453,819	1,675,194	2,481,798	4,156,992
U.S. Dollar	1,767,326	1,603,825	3,371,151	1,575,701	1,714,459	3,290,160
Brazilian Real	34,612	18,434	53,046	35,901	22,870	58,771
Argentine Pesos	614	—	614	1,106	—	1,106
Chilean Pesos	2,352	—	2,352	3,300	—	3,300
U.F.	139,048	887,608	1,026,656	59,186	744,469	803,655

Bank Loans	797,628	248,117	1,045,745	822,461	358,301	1,180,762
U.S. Dollar	762,402	229,683	992,085	785,454	335,431	1,120,885
Brazilian Real	34,612	18,434	53,046	35,901	22,870	58,771
Argentine Pesos	614	—	614	1,106	—	1,106

Financial Leases	65,289	—	65,289	62,491	—	62,491
U.S. Dollar	—	—	—	5	—	5
Chilean Pesos	2,352	—	2,352	3,300	—	3,300
U.F.	62,937	—	62,937	59,186	—	59,186

Other Loans	1,081,035	2,261,750	3,342,785	790,242	2,123,497	2,913,739
U.S. Dollar	1,004,924	1,374,142	2,379,066	790,242	1,379,028	2,169,270
U.F.	76,111	887,608	963,719	—	744,469	744,469

Other non-current payables	—	—	—	361	—	361
U.S. Dollar	—	—	—	361	—	361

Other non-current provisions	64,529	—	64,529	24,167	—	24,167
U.S. Dollar	4	—	4	4	—	4
Brazilian Real	31,374	—	31,374	24,163	—	24,163
Argentine Pesos	30,301	—	30,301	—	—	—
Chileans $	2,850	—	2,850	—	—	—

Deferred tax liabilities	1,299,271	457,435	1,756,706	1,272,326	189,969	1,462,295
U.S. Dollar	1,159,362	457,435	1,616,797	1,272,037	170,265	1,442,302
Euros	4,044	—	4,044	—	—	—
Brazilian Real	135,600	—	135,600	—	19,704	19,704
Other currencies	—	—	—	1	—	1
Chilean Pesos	265	—	265	288	—	288

Non-current provisions for employee benefits	41,882	6,700	48,582	36,685	5,485	42,170
Other currencies	172	—	172	177	—	177
Chilean Pesos	41,710	6,700	48,410	36,508	5,485	41,993

Other non-current non-financial liabilities	61,996	—	61,996	80,517	337	80,854
U.S. Dollar	1,043	—	1,043	5	—	5
Brazilian Real	59,497	—	59,497	78,672	—	78,672
Argentine Pesos	1,206	—	1,206	1,561	337	1,898
Chilean Pesos	246	—	246	274	—	274
U.F.	4	—	4	5	—	5

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. Dollar as follows:

Subsidiary	Country	Functional Currency
Arauco do Brasil S.A.	Brazil	Brazilian Real
Arauco Forest Brasil S.A.	Brazil	Brazilian Real
Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real
Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real
Arauco Distribución S.A.	Chile	Chilean Pesos
Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos
Consorcio Protección Fitosanitaria Forestal S.A. (Ex-Controladora de Plagas Forestales S.A.)	Chile	Chilean Pesos
Flakeboard Company Limited	Canada	Canadian Dollar

The table below shows a detail per company of the effect in the period of the Reserve for Exchange Differences resulting from conversion of currencies:

	12-31-2014	12-31-2013
	ThU.S.$	ThU.S.$
Arauco Do Brasil S.A.	(66,222)	(74,429)
Arauco Forest Brasil S.A.	(57,515)	(57,484)
Arauco Florestal Arapoti S.A.	(17,640)	(21,086)
Arauco Distribución S.A.	(3,793)	(1,869)
Alto Paraná S.A.	(5,765)	(7,201)
Flakeboard Company Limited	(8,049)	(7,290)
Others	(406)	(369)

Total reserve of exchange differences on translation	(159,390)	(169,728)

Effect of foreign exchange rates changes

	January - December
	2014 ThU.S.$	2013 ThU.S.$	2012 ThU.S.$
Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	(7,763)	(10,284)	(16,820)
Reserve of exchange differences on translation (with Non-controlling interests)	(163,844)	(174,985)	(105,250)

NOTE 12.	BORROWING COSTS

Arauco estimates the average rate of borrowings to finance its current investment projects. As of December 31, 2014, the balance corresponds principally to the accumulated amount that was capitalized until the end of construction of pulp production plant in Uruguay. The average rate loans to finance these investment projects were calculated to record the capitalization.

	January - December
	2014	2013
	ThU.S.$	ThU.S.$
Property, plant and equipment capitalized cost

Property, plant and equipment capitalized interest cost rate	4.70%	3.93%

Amount of the capitalized interest cost, presented as property, plant and equipment	19,586	27,487

NOTE 13.	RELATED PARTIES

Related Party Disclosures

Related parties are those entities defined in IAS 24 and under the rules of the Chilean Superintendency of Securities and Insurance and the Chilean Corporations Law.

The receivable and payable amounts among related parties at the end of each period correspond to commercial and financing transactions denominated in Chilean Pesos, U.S. dollars and Brazilian Real, where collection or payment deadlines are shown in the following tables and in general do not bear interest, except for financing transactions.

As of the date of these consolidated financial statements, the main transactions with related parties are related to fuel purchases with Compañía de Petróleos de Chile S.A. and loans to related companies.

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

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Related party transactions were made on terms of those prevailing under market conditions, with mutual independence of the parties.

The table below sets forth information about the Relationship between the Parent Company and its Subsidiaries

ID N°	Company Name	Country	Functional	% Ownership interest 12-31-2014			% Ownership interest 12-31-2013
			Currency	Direct	Indirect	Total	Direct	Indirect	Total
—	Agenciamiento y Servicios Profesionales S.A.	Mexico	U.S. Dollar	0.0020	99.9970	99.9990	0.0020	99.9970	99.9990
—	Alto Paraná S.A.	Argentina	U.S. Dollar	9.9753	90.0048	99.9801	9.9753	90.0048	99.9801
—	Arauco Australia Pty Ltd.	Australia	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
96547510-9	Arauco Bioenergía S.A.	Chile	U.S. Dollar	98.0000	1.9999	99.9999	98.0000	1.9999	99.9999
—	Arauco Colombia S.A.	Colombia	U.S. Dollar	1.5000	98.4983	99.9983	1.5000	98.4983	99.9983
96765270-9	Arauco Distribución S.A.	Chile	Chilean Pesos	—	99.9996	99.9996	—	99.9996	99.9996
—	Arauco do Brasil S.A.	Brazil	Brazilian Real	1.3418	98.6572	99.9990	1.4319	98.5671	99.9990
—	Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real	—	79.9992	79.9992	—	79.9992	79.9992
—	Arauco Forest Brasil S.A.	Brazil	Brazilian Real	11.1520	88.8470	99.9990	12.8141	87.1849	99.9990
—	Arauco Forest Products B.V.	Holland	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Arauco Holanda Cooperatief U.A.	Holland	U.S. Dollar	0.5389	99.4601	99.9990	—	99.9990	99.9990
—	Arauco Panels USA, LLC	USA	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Arauco Perú S.A.	Peru	U.S. Dollar	0.0013	99.9977	99.9990	0.0013	99.9977	99.9990
—	Arauco Wood Products, Inc.	USA	U.S. Dollar	0.0004	99.9986	99.9990	0.0004	99.9986	99.9990
—	Araucomex S.A. de C.V.	Mexico	U.S. Dollar	0.0005	99.9985	99.9990	0.0005	99.9985	99.9990
96565750-9	Aserraderos Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9995	99.9995	99.0000	0.9995	99.9995
96657900-5	Consorcio Protección Fitosanitaria Forestal S.A. (Ex-Controladora de Plagas Forestales S.A.)	Chile	Chilean Pesos	—	57.7503	57.7503	—	57.9502	57.9502
—	Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real	—	99.9789	99.9789	—	99.9789	99.9789
—	Flakeboard America Limited	USA	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Flakeboard Company Ltd.	Canada	Canadian Dollar	—	99.9990	99.9990	—	99.9990	99.9990
85805200-9	Forestal Arauco S.A. (Ex-Forestal Celco S.A.) Chile		U.S. Dollar	99.9484	—	99.9484	99.9484	—	99.9484
93838000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	—	98.1796	98.1796	—	98.1796	98.1796
—	Forestal Concepción S.A.	Panama	U.S. Dollar	0.0050	99.9940	99.9990	0.0050	99.9940	99.9990
78049140-K	Forestal Los Lagos S.A.	Chile	U.S. Dollar	—	79.9587	79.9587	—	79.9587	79.9587
—	Forestal Nuestra Señora del Carmen S.A.	Argentina	U.S. Dollar	—	99.9805	99.9805	—	99.9805	99.9805
—	Forestal Talavera S.A.	Argentina	U.S. Dollar	—	99.9942	99.9942	—	99.9942	99.9942
—	Greenagro S.A.	Argentina	U.S. Dollar	—	97.9805	97.9805	—	97.9805	97.9805
96563550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98.0186	1.9804	99.9990	98.0186	1.9804	99.9990
79990550-7	Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos	1.0000	98.9489	99.9489	1.0000	98.9489	99.9489
—	Leasing Forestal S.A.	Argentina	U.S. Dollar	—	99.9801	99.9801	—	99.9801	99.9801
—	Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real	—	99.9934	99.9934	—	99.9934	99.9934
96510970-6	Paneles Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9995	99.9995	99.0000	0.9995	99.9995
—	Savitar S.A.	Argentina	U.S. Dollar	—	99.9841	99.9841	—	99.9841	99.9841
76375371-9	Servicios Aéreos Forestales Ltda.	Chile	U.S. Dollar	0.0100	99.9890	99.9990	—	—	—
96637330-K	Servicios Logísticos Arauco S.A.	Chile	U.S. Dollar	45.0000	54.9997	99.9997	45.0000	54.9997	99.9997

The companies in the table below are classified as joint operations in accordance with IFRS 11. The assets, liabilities, income and expenses are recorded in relation to the Company’s ownership percentage in accordance with accounting standards applicable in each case.

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

Employee Benefits for Key Management Personnel

	January - December
	2014	2013	2012
	ThU.S.$	ThU.S.$	ThU.S.$
Salaries and bonuses	69,256	63,633	58,531
Per diem compensation to members of the Board of Directors	1,397	1,607	1,615
Termination benefits	4,282	3,491	2,509
Total	74,935	68,731	62,655

Related Party Receivables, Current

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Forestal Mininco S.A	91.440.000-7	Common director	Chile	Chilean Pesos	30 days	19	—
Eka Chile S.A	99.500.140-3	Joint Venture	Chile	Chilean Pesos	30 days	2,083	3,008
Forestal del Sur S.A	79.825.060-4	Common director	Chile	Chilean Pesos	30 days	584	—
Stora Enso Arapoti Industria del Papel S.A	—	Associates	Brazil	Brazilian Real	30 days	588	629
Empresa Electrica Guacolda S.A.	96.635.700-2	Controlling Parent’s Associate	Chile	Chilean Pesos	—	—	240
Unilin Arauco Pisos Ltda.	—	Joint Venture	Brazil	Brazilian Real	30 days	1,389	3,006
Unilin Flooring Ltda.	—	Common director	EEUU	U.S. Dollar	—	—	135
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean Pesos	30 days	—	1,201
CMPC Maderas S.A.	95.304.000-K	Common director	Chile	Chilean Pesos	30 days	—	5
Vale Do Corisco S.A.	—	Associates	Brazil	Brazilian Real	—	—	16
Novo Oeste Gestao de Ativo Florestais S.A.	—	Associates	Brazil	Brazilian Real	30 days	21	3
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean Pesos	30 days	1	—
Corpesca S.A	96.893.820-7	Common director	Chile	Chilean Pesos	30 days	20	—
TOTAL						4,705	8,243

Related Party Receivables, Non-Current

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Novo Oeste Gestao de Ativo Florestais S.A. (*)	—	Associates	Uruguay	Brazilian Real	Dec-16	151,519	—
TOTAL						151,519	—

(*)	Accrues annual interest of CDI (interbank rate) + 2.3%

Related Party Payables, Current

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Compañía de Petróleos de Chile S.A.	99.520.000-7	Controlling Parent’s Subsidiary	Chile	Chilean Pesos	30 days	4,073	9,964
Abastible S.A.	91.806.000-6	Controlling Parent’s Subsidiary	Chile	Chilean Pesos	30 days	302	716
Fundación Educacional Arauco	71.625.000-8	Common director	Chile	Chilean Pesos	30 days	29	661
Sigma S.A.	86.370.800-1	Common director	Chile	Chilean Pesos	30 days	8	10
Forestal del Sur S.A	79.825.060-4	Common director	Chile	Chilean Pesos	—	—	37
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean Pesos	—	—	119
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common director	Chile	Chilean Pesos	—	—	2
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean Pesos	—	—	4
Puerto Lirquén S.A.	96.959.030-1	Associate	Chile	U.S. Dollar	30 days	987	2,041
Compañía Puerto de Coronel S.A.	79.895.330-3	Associate	Chile	U.S. Dollar	30 days	122	845
Stora Enso AB	—	Joint Operations	Finland	U.S. Dollar	—	—	4
Stora Enso Portugal	—	Joint Operations	Portugal	U.S. Dollar	—	—	3
Colbún Transmisión S.A.	76.218.856-2	Common director	Chile	Chilean Pesos	30 days	8	—
Empresa de Residuos Resiter Ltda	89.696.400-3	Common director	Chile	Chilean Pesos	30 days	4	—
Resiter Uruguay S.A	—	Joint Operations	Uruguay	U.S. Dollar	30 days	503	—
TOTAL						6,036	14,406

Purchases

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$	12-31-2012 ThU.S.$
Abastible S.A.	91.806.000-6	Controlling Parent’s Subsidiary	Chile	Chilean Pesos	Fuel	3,676	5,928	5,506
Empresas Copec S.A	90.690.000-9	Controlling Parent	Chile	Chilean Pesos	Management service	277	306	306
Compañía de Petróleos de Chile S.A.	99.520.000-7	Controlling Parent’s Subsidiary	Chile	Chilean Pesos	Fuel and other	96,497	101,547	113,948
Compañía Puerto de Coronel S.A.	79.895.330-3	Associate	Chile	U.S. Dollar	Transport and stowage	9,458	7,966	7,118
Puerto Lirquén S.A.	96.959.030-1	Associate	Chile	U.S. Dollar	Port services	9,937	10,012	8,409
EKA Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean Pesos	Sodium chlorate	48,696	56,134	67,163
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean Pesos	Wood and ships	—	294	777
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean Pesos	Legal services	1,761	1,684	1,698
Puertos y Logística S.A.	82.777.100-7	Associate	Chile	Chilean Pesos	Port services	—	339	329
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common director	Chile	Chilean Pesos	Telephone services	474	387	503
CMPC Maderas S.A.	95.304.000-K	Common director	Chile	Chilean Pesos	Wood and logs	489	349	303
Forestal Mininco S.A.	91.440.000-7	Common director	Chile	Chilean Pesos	Wood and logs	204	258	1,675
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean Pesos	Electrical Power	27	4	2,790
Empresa de Residuos Resiter Ltda	89.696.400-3	Common director	Chile	Chilean Pesos	Industrial Cleaning Services	4,157	—	—
Empresas de Residuos Industriales Resiter Ltda	76.329.072-7	Common director	Chile	Chilean Pesos	Industrial Cleaning Services	1,432	—	—
Resiter Uruguay S.A	—	Common director	Uruguay	U.S. Dollar	Service to collect solid waste	1,167	—	—
Colbún Transmisión S.A.	76.218.856-2	Common director	Chile	Chilean Pesos	Electrical Power	330	—	—
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean Pesos	Others purchases	1,023	1,633	1,324

Sales

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$	12-31-2012 ThU.S.$
Novo Oeste Gestao de Ativo Florestais S.A.	—	Associates	Brasil	Brazilian Real	Loans+interests	151,519	—	—
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean Pesos	Electrical Power	3,284	39,379	2,979
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean Pesos	Electrical Power	27,361	24,990	25,011
Stora Enso Arapoti Industria de Papel S.A.	—	Associate	Brasil	Brazilian Real	Wood	8,349	8,503	8,853
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean Pesos	Wood and chips	19,311	20,796	24,120
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean Pesos	Wood	246	239	3,332
Cartulinas CMPC S.A.	96.731.890-6	Common director	Chile	Chilean Pesos	Cellulose	679	—	2,982
Empresa Eléctrica Guacolda S.A.	96.635.700-2	Associate	Chile	Chilean Pesos	Electrical Power	1,264	3,783	13,794
Stora Enso Amsterdam B.V.	—	Relation with joint arrangement	Holanda	Chilean Pesos	Cellulose	57,991	—	—
Unilin Arauco Pisos Ltda.	—	Joint venture	Brasil	Brazilian Real	Wood	11,887	11,425	6,913

NOTE 14.	CONSOLIDATED FINANCIAL STATEMENTS

Subsidiaries

Merger of forest companies

For the purpose of continuing to optimize processes and adopt the best practices within the Forestry Business’s operations, companies were integrated through a gradual process of mergers. Said task began with the integration of companies Bosques Arauco S.A. and Forestal Valdivia S.A. which with the prior approval of their respective shareholders, merged as of July 1, 2013, operating under the name Forestal Valdivia S.A.

On that same date, Forestal Arauco S.A. was split-off, creating a new entity called Forestal Viñales S.A., to which shares in Forestal Celco S.A. were contributed.

As of September 1, 2013, Forestal Arauco S.A. merged and absorbed Forestal Valdivia S.A., a transaction which generated a tax gain (Income Tax Act, Article 31, No. 9), of ThU.S.$99,437, and resulted in a deferred tax asset of ThU.S.$19,887 (See Note 6).

On November 1, 2013, Celulosa Arauco y Constitución S.A. absorbed Forestal Viñales S.A., generating, as a result of the transaction, a capital increase of MU.S.$442 equal to 7,209 shares, corresponding to Empresas Copec S.A.’s participation.

On December 1, 2013, the new Forestal Arauco S.A. was merged with Forestal Celco S.A., thus resulting in most of Arauco’s foresty assets to be grouped under a single entity. With this merger the unification process for Chile’s main forestry companies was concluded.

This restructuring has been registered as an under common control transaction.

(See Note 1K)

Investments

On March 27, 2014, the company Servicios Aereos Forestales Ltda was established with contributions from Inversiones Arauco Internacional Ltda ThU.S.$25,997.4 and Celulosa Arauco y Constitución S.A. ThU.S.$2.6. The company’s main objective is the provision of air transportation services for passengers and cargo, forest patrol, photography, advertising, magnetic survey, all by its own and others aircraft and perform maintenance of aeronautical products.

On January 1, 2013, the company Arauco Panels Canada ULC merged with its subsidiary Flakeboard Company Ltd. This operation had no effect on the results of the company.

Arauco carried out the initial recording of the acquisition of Flakeboard Company Limited in 2012 based on the information that was available as of that date and performing a preliminary determination of the allocation of the fair value in this Company’s acquisition. As of the closing of September 2013, the determination of the fair values of the assets acquired and liabilities assumed was concluded and resulted in the final allocation being retroactively applied in the consolidated financial statements as of December 31, 2012, in accordance with the requirements of IFRS 3.

The detail of the recorded valuation is the following:

ThU.S$
Fair value of net assets acquired, determined at the date of acquisition	242,502
Value of the consideration given at the beginning	242,502
Proportional goodwill determined at December 31, 2012	0
Adjustment to the amounts of fair value of net assets acquired	40,477
Goodwill at the end of the measurement period	40,477

The following tables exposed the fair values at the date of acquisition of the assets and liabilities acquired in 2012 whose final fair value was determined in 2013:

ARAUCO PANELS CANADA ULC (Flakeboard Company Ltd.)	09-24-2012 ThU.S.$
Cash	52,427
Trade and other receivables	38,089
Inventories	44,444
Property, plant and equipment	222,083
Intangible assets other than goodwill	84,300
Goodwill	40,477
Other assets	8,527
Total Assets	490,347
Deferred taxes	11,282
Financial liabilities, current and non-current	189,129
Trade payables	47,434
Total Liabilities	247,845

The following table sets forth the amounts of revenue and profits or losses recognized from the date of acquisition by investment in Arauco Panels Canada ULC (actual Flakeboard Company Ltd.)

Arauco Panels Canada ULC	09-24-2012 to 12-31-2012 ThU.S.$
Revenue	131,094
Profit/(Loss)	(5,558)

The following table sets forth the revenue and recognized results as if the acquisition date had been as of the beginning of the annual investment in Arauco Panels Canada ULC (actual Flakeboard Company Ltd.):

Arauco Panels Canada ULC	January-December 2012 ThU.S.$
Revenue	518,071
Profit/(Loss)	4,711

The details of the subsidiaries included in the consolidation of Arauco are disclosed in Note 13.

NOTE 15.	INVESTMENTS IN ASSOCIATES

At December 31, 2014, there are no new investments in associates to report.

The following tables set forth information about Investments in associates as of December 31, 2014 and 2013, respectively:

Name	Puertos y Logística S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Docking and warehousing operations for proprietary and third party use, cargo of all classes of goods, as well, as warehousing and transport operations.
Ownership interest (%)	20.2767%

	12-31-2014	12-31-2013
Carrying amount	ThU.S.$60,081	ThU.S.$64,285

Name	Inversiones Puerto Coronel S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Investments in movables and real estate, acquisition of companies, securities and investment instruments, investment management and development and/or participation in all kind of businesses and companies related to industrial, shipping, forestry and commercial activities.
Ownership interest (%)	50.0000%

	12-31-2014	12-31-2013
Carrying amount	ThU.S.$40,088	ThU.S.$38,522

Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20.0000%

	12-31-2014	12-31-2013
Carrying amount (*)	ThU.S.$(2,850)	ThU.S.$(210)

(*)	Included in Other non-current provisions

Name	Stora Enso Arapoti Industria de Papel S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Industrialization and commercialization of paper and cellulose, raw materials and by-products
Ownership interest (%)	20.0000%

	12-31-2014	12-31-2013
Carrying amount	ThU.S.$26,029	ThU.S.$31,753

Name	Genómica Forestal S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.
Ownership interest (%)	25.0000%

	12-31-2014	12-31-2013
Carrying amount	ThU.S.$48	ThU.S.$113

Name	Consorcio Tecnológico Bioenercel S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing of technologies which will promote the development of a biofuels industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.
Ownership interest (%)	20.0000%

	12-31-2014	12-31-2013
Carrying amount	ThU.S.$214	ThU.S.$345

Name	Novo Oeste Gestao de Ativos Florestais S.A.
Country	Brazil
Functional Currency	Real
Corporate purpose	Management of forestry activities and commercialization of wood and other products.
Ownership interest (%)	48.9912%

	12-31-2014	12-31-2013
Carrying amount (*)	ThU.S.$(25,290)	ThU.S.$(15,453)

(*)	Included in Other non-current provisions

Name	Vale do Corisco S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Management of forestry activities.
Ownership interest (%)	49.0000%

	12-31-2014	12-31-2013
Carrying amount	ThU.S.$174,782	ThU.S.$186,628

Summarized Financial Information of Associates

12-31-2014	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Assets Novo Oeste Gestao de Ativos Florestais S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	70,923	17	6,582	46,579	6,356	24,067	1,533	193	156,250
Non-current	363,444	80,243	272	84,451	119,137	460,554	2,097	253	1,110,451
Total	434,367	80,260	6,854	131,030	125,493	484,621	3,630	446	1,266,701

	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Liabilities Novo Oeste Gestao de Ativos Florestais S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	19,447	83	20,355	16,791	25,587	17,773	1,937	13	101,986
Non-current	118,616	0	751	5,923	151,519	108,206	621	243	385,879
Equity	296,304	80,177	(14,252)	108,316	(51,613)	358,642	1,072	190	778,836
Total	434,367	80,260	6,854	131,030	125,493	484,621	3,630	446	1,266,701
Revenues	83,318	3,331	4,047	125,746	171	47,800	135	65	264,613
Expenses	(79,973)	0	(16,854)	(122,967)	(27,032)	(7,237)	(571)	(97)	(254,731)
Profit or loss	3,345	3,331	(12,807)	2,779	(26,861)	40,563	(436)	(32)	9,882

12-31-2013	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Assets Novo Oeste Gestao de Ativos Florestais S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	65,928	17	1,120	103,480	10,319	14,335	5,053	1,156	201,408
Non-current	324,605	77,120	4,310	58,464	131,689	484,619	1,363	684	1,082,854
Total	390,533	77,137	5,430	161,944	142,008	498,954	6,416	1,840	1,284,262

	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Liabilities Novo Oeste Gestao de Ativos Florestais S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	18,842	83	2,109	27,928	152,200	7,450	228	1,387	210,227
Non-current	54,654	11	1,699	—	21,344	110,631	4,464	—	192,803
Equity	317,037	77,043	1,622	134,016	(31,536)	380,873	1,724	453	881,232
Total	390,533	77,137	5,430	161,944	142,008	498,954	6,416	1,840	1,284,262
Revenues	90,459	516	4,023	168,841	82	54,206	786	366	319,279
Expenses	(81,644)	(32)	(5,073)	(154,911)	(17,583)	(28,381)	(1,133)	(389)	(289,146)
Profit or loss	8,815	484	(1,050)	13,930	(17,501)	25,825	(347)	(23)	30,133

Movement in Investment in Associates and Joint Ventures

	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Opening balance as of January 1	349,412	382,427
Changes
Investments in associates, Additions	—	334
Disposals, Investments in associates	(3,400)	—
Share of profit (loss) in investment in associates	6,958	5,657
Share of profit (loss) in investment in joint ventures	523	603
Dividends Received, Investments in Associates	(11,696)	(17,074)
Increase (Decrease) in foreign exchange currency on translation of Associates and Joint Ventures	(27,717)	(32,060)
Other increase (decrease) in investment and associates and joint ventures	11,965	9,525
Total changes	(23,367)	(33,015)
Ending balance	326,045	349,412

	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Carrying amount of associates accounted for using equity method	301,242	321,970
Carrying amount of joint ventures accounted for using equity method	24,803	27,442
Total investment accounted for using equity method	326,045	349,412

NOTE 16.	INTERESTS IN JOINT ARRANGEMENTS

Investments and contributions made

As of December 31, 2014, Arauco, through its subsidiary Arauco Holanda Cooperatief U.A, made capital contributions for a total of ThU.S.$398,545 (ThU.S.$103,196 as of December 31, 2013) to two Uruguayan joint arrangements in order to maintain its 50% of ownership in Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A. This transaction had no effect on the consolidated statement of income.

Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A. are both involved in the project known as “Montes del Plata”, the purpose of which was to build a cutting edge cellulose production plant, with a capacity of 1.3 million tons per year, a port and an energy generation unit utilizing renewable resources, which is located at the town of Punta Pereira, Province of Colonia, Uruguay.

Our investments in Uruguay qualify as a joint operation. Among Arauco’s other rights and contractual conditions Arauco has agreed, together with Stora Enso, in the “Wood Supply Agreement”, to purchase 100% of the total annual pulp production of the joint operation. Arauco has recognized assets, liabilities, income and expenses relating to their participation, effective January 1, 2012, in accordance with IFRS11.

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

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint operations:

	12-31-2014		12-31-2013
Celulosa y Energía Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	82,708	248,825	63,009	292,869
Non-current	2,219,108	1,008,556	2,003,894	1,109,329
Equity		1,044,435		664,705
Total Joint Arrangement	2,301,816	2,301,816	2,066,903	2,066,903

Investment	522,218		332,353

Income	260,934		4,485
Expenses	(314,251)		(42,451)
Joint Arrangement Net Income (Loss)	(53,317)		(37,966)

	12-31-2014		12-31-2013
Forestal Cono Sur S.A. (consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	26,034	22,089	14,480	14,127
Non-current	171,630	2,684	172,540	2,076
Equity		172,891		170,817
Total Joint Arrangement	197,664	197,664	187,020	187,020

Investment	86,446		85,409

Income	9,200		33,448
Expenses	(4,844)		(3,705)
Joint Arrangement Net Income (Loss)	4,356		29,743

	12-31-2014		12-31-2013
Eufores S.A. (consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	132,001	194,163	131,068	383,978
Non-current	641,668	36,046	682,695	35,852
Equity		543,460		393,933
Total Joint Arrangement	773,669	773,669	813,763	813,763

Investment	185,819		201,016

Income	202,814		70,256
Expenses	(222,853)		(78,505)
Joint Arrangement Net Income (Loss)	(20,039)		(8,249)

	12-31-2014		12-31-2013
Zona Franca Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	4,971	28,093	20,179	129,029
Non-current	474,871	85,057	382,859	87,451
Equity		366,692		186,558
Total Joint Arrangement	479,842	479,842	403,038	403,038

Investment	183,346		93,279

Income	20,885		6,993
Expenses	(22,762)		(8,940)
Joint Arrangement Net Income (Loss)	(1,877)		(1,947)

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint ventures:

	12-31-2014		12-31-2013
Unilin Arauco Pisos Ltda.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	9,933	6,917	8,548	4,753
Non-current	4,942	63	5,173	33
Equity		7,894		8,935
Total Joint Arrangement	14,875	14,875	13,721	13,721

Investment	3,947		4,468

	12-31-2014 ThU.S.$		12-31-2013 ThU.S.$
Income	6,385		5,746
Expenses	(6,378)		(6,785)
Joint Arrangement Net Income (Loss)	7		(1,039)

	12-31-2014		12-31-2013
Eka Chile S.A.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	18,378	3,951	26,596	6,541
Non-current	28,792	5,272	29,853	3,957
Equity		37,947		45,951
Total Joint Arrangement	47,170	47,170	56,449	56,449

Investment	18,974		22,976

	12-31-2014 ThU.S.$		12-31-2013 ThU.S.$
Income	49,570		55,047
Expenses	(48,530)		(52,803)
Joint Arrangement Net Income (Loss)	1,040		2,244

NOTE 17.	IMPAIRMENT OF ASSETS

In the period 2014, there are no provisions for impairment associated cash generating units to inform.

Disclosure of Impairment Losses of Assets

Provisions for impairment of property, plant and equipment due to technical obsolescence have been recorded as of December 31, 2014 and 2013 respectively, as shown below:

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversal of Losses	Machinery and Equipment
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversal of losses	Technical Obsolescence and Claim

	12-31-2014	12-31-2013
Accumulated impairment	ThU.S.$4,938	ThU.S.$5,386

Goodwill

Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination.

At the date of these financial statements, the balance of Goodwill is ThU.S.$82,573 (ThU.S.$88,141, at December 31, 2013), of which ThU.S.$40,023 was mainly generated by the acquisition of “Flakeboard” (see Note 14) and ThU.S.$39,735 (ThU.S.$45,055 at December 31, 2013) by the investment in Arauco do Brasil S.A.. Both values were assigned to the panel segment.

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

The change in the balance of goodwill is due solely to the exchange difference on foreign currency translation.

NOTE 18.	PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

The contingent liabilities for outstanding litigations are as follows:

Celulosa Arauco y Constitución S.A.

1. On April 27, 2005, the National Defense Council (Consejo de Defensa del Estado) filed a civil lawsuit against Celulosa Arauco y Constitución S.A. for reparation of environmental harm and indemnification, caused by the Valdivia Mill Plant, before the First Civil Court of Valdivia (Primer Juzgado Civil de Valdivia) (Rol 746-2005).

On July 27, 2013, the first definitive ruling was issued in favor of the claim, with court expenses mainly ordering that the Company execute (at its own cost) the following measures in order to preserve the Nature Sanctuary:

A)	To perform a study of the current status of the Wetland, through an interdisciplinary team comprised of various experts in the fields of biology, chemistry and physics, for which it must create an independent committee in which the parties participate, for a term that shall not exceed one year. The studies shall include the status of water and the Wetland’s flora and fauna.

B)	The creation of an artificial wetland, as a sentinel controlled environment, with representative species of the Río Cruces wetland, which receive the first impact of the discharge of riles, which shall be located immediately after the tertiary treatment and before their discharge into the Río Cruces.

C)	The performance of a continuous environmental monitoring program by the Company, for a period that shall not be less than 5 years, and shall be conducted pursuant to the environmental assessment conditions set forth in RCA 279/98 and its subsequent amendments.

D)	The creation of a Wetlands Investigation Center, pursuant to what was proposed by the Company.

E)	Community development programs related to the Wetland in the manner that was proposed by the Company.

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

With regard to damages, the State Defense Council and the Company reached an agreement on the amount thereof, which equalled $2,600 million Chilean Pesos, payable to the State in April 2014.

The referred amount would be in addition to the $2,600 million Chilean Pesos (ThU.S.$4,956) that the Company has committed to and will spend to finance the implementation of the community development programs ordered by the decision, which shall be to the benefit of the community.

On April 7, 2014 the parties notified the Court of this agreement, which was approved by the Court on April 8, 2014.

The amount of $5,200 million Chilean Pesos (ThU.S.$9,408 as of December 31, 2014) corresponding to the sum indicated in the preceding paragraphs, is recognized in the financial statements of Arauco at end of 2013.

Arauco, the State Defense Council and an interdisciplinary committee are working on the measures to preserve the Nature Sanctuary listed in points 1) to 4). While the form to carry out the measures is finalized, the associated costs will be determined and will be disbursed gradually beginning in 2014.

The State Defense Council requested that the decision be summarily enforced. On September 11, 2014, Arauco informed the Court about the ruling’s current enforcement status, specifically regarding the five first measures ordered by the final decision’s operative section. On September 12, 2014, the Court took under consideration the information presented by Arauco and, consequently, Arauco must inform about the progress status on a quarterly basis.

On December 11, 2014, Arauco informed the Court of the progress of the measures as of such date. On December 12, 2014, the Court acknowledged such progress.

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

On September 26, 2014, Arauco requested the submission of this claim to the competent jurisdiction of the new Tax and Customs Courts. On October 10, 2014, Arauco’s request was granted. Currently the action is being considered by these new Courts under the docket No. RUC 14-9-0002087-3, with the IRS having the obligation to respond to Arauco’s duly instituted complaint.

3. On June 22, 2011, the Company was notified of a civil claim for compensation of prejudice for an alleged tort liability, filed by twelve fishermen of the Mataquito River before the Court of First Instance, Guarantee and Family of Licantén under Docket number 73-2011. The case arose out of dead fish allegedly found in the Mataquito River on June 5, 2007 caused by the Licancel Plant. The plaintiffs seek to be compensated for alleged damages that they have suffered from the aforementioned event, including lost profits, pain and suffering and an alleged contractual liability. The probationary period was finished, and only letters addressed to several authorities need to be answered. Both parties have requested in different opportunities the issuing of the judgment, but the Court has not decided thereupon.

4. On December 20, 2012, the Company was notified of a civil damages claim in summary proceedings, lodged by a group of settlers in the La Concepción sector, near to the Nueva Aldea Plant. The settlers are claiming compensation for alleged environmental damages that affected their quality of life. The claim demands monetary and non-monetary damages. The purported damages refer to atmospheric emissions, pollution in river streams, risks related with truck transit and forest fire risks.

Currently the case is in the preliminary stage of evidence gathering, having already exhausted the discussion period.

Alto Paraná S.A.

1. (i) On October 8, 2007, the Federal Administration of Public Income (Administración Federal de Ingresos Públicos) (“AFIP”) initiated an ex oficio proceeding against the Company’s Argentine affiliate Alto Paraná S.A. (hereafter “APSA”) questioning whether APSA erred in deducting from its income tax liability certain expenses, interest payments and exchange rate differences generated by Private Negotiable Obligations which were issued by APSA in 2001 and paid in 2007.

On November 20, 2007, APSA submitted a counterclaim to the claims presented by AFIP, completely rejecting all of AFIP’s allegations and asserting legal arguments that justify its actions in the determination of its tax burden.

On December 14, 2007, AFIP notified APSA that its counterclaim had been dismissed, thus issuing an ex oficio ruling and ordering the payment, within 15 working days, of the calculated income tax difference for the 2002, 2003 and 2004 fiscal years of $417,908,207 Argentine Pesos including capital (ThU.S.$48,872 at December 31, 2014), compensatory interest, and fines for omission. On February 11, 2008, APSA appealed the aforementioned ruling before the National Tax Court (Tribunal Fiscal de la Nación) (“TFN”).

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

On February 15, 2010, APSA appealed before the CACAF, making all necessary submissions with the purpose of attaining a revocation of the contested decision. APSA paid litigation fees (tasa de justicia) in the amount of $5,886,053 Argentine Pesos (ThU.S.$688 at December 31, 2014).

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

On May 13, 2010, the CACAF decided to grant the injunction requested by APSA, ordering to suspend the enforcement of the AFIP resolution until the final decision on this matter. This injunction was granted by the CACAF subject to the granting of a corresponding bond. On May 19, 2010, APSA filed with the Appeal Court a surety policy issued by Zurich Argentina Cía. de Seguros S.A. On May 20, 2010, the CACAF asked APSA to specify the areas covered by the surety insurance. On May 28, 2010 APSA complied with this request and attached Endorsement No. 1 of the surety policy in favor of the CACAF – Trial Chamber I – in the amount of $ 633,616,741 Argentine Pesos (equivalent to ThU.S.$74,098 as of December 31, 2014), which includes initial capital, plus adjustments and interests to the date of the bond. On June 2, 2010 the CACAF accepted this surety filed by APSA and sent notice to AFIP of the injunction granted. On June 4, 2010 the AFIP was notified of the ruling dated May 13, 2010, which is final since June 22, 2010.

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

(ii)Within the course of this case’s proceedings, and particularly regarding payment of the litigation fees (tasa de justicia) before the TFN, on July 18, 2008, the Examining Officer ordered APSA to pay $10,447,705 Argentine Pesos (ThU.S.$1,222 at December 31, 2014) as payment of Tasa de Actuación (Litigation Fee) before the TFN. On August 14, 2008, APSA filed a petition with the court requesting that this order be reconsidered, or alternatively, rejected it on the grounds that the requested amount was unreasonable. APSA provided evidence that it had paid $1,634,914 Argentine Pesos (ThU.S.$191 at December 31, 2014), considering that this was the actual amount due, pursuant to Law, for the Tasa de Actuación (Litigation Fee). On April 13, 2010, the First Chamber of the CACAF denied APSA’s appeal. On April 26, 2010 APSA filed an ordinary appeal against the latter decree before the Supreme Court of the Justice, which was granted on February, 3, 2011. On June 23, 2011 the brief with the ordinary appeal was filed before the Supreme Court. On July, 14, 2011 the AFIP answered the petition of this brief. On May 8, 2012, the Supreme Court ruled that the ordinary remedy was wrongly admitted, since the appealed sentence was not a final ruling. The case file was returned to First Chamber of the National Appeals Court of Contentious Administrative Matters. On June 15, 2012, APSA requested that the case be suspended until the substantial issues of the case were resolved, a request which was rejected by the CACAF on June 25, 2012. On July 2, 2012, APSA filed a motion to reconsider, requesting that such ruling be rendered ineffective and the extraordinary proceeding be suspended until the substantial issues of the case were ruled on, also expressing that it still maintained its interest in the extraordinary remedy that was submitted. On August 21, 2012, APSA filed a presentation which expressed its interest to maintain the extraordinary appeal. On February 19, 2013, Alto Parana requested the Extraordinary Remedy to be dealt with, and that copy of the judgment passed in the main suit be attached thereto. On the same date APSA lodged a Federal Extraordinary remedy on grounds that the judgment relating to the procedural tax discussed in this ancillary suit ought to be analyzed in consistency with that of the main suit. On April 8, 2013, the Chamber conferred upon AFIP a period to respond to APSA’s Extraordinary Remedy. On November 26, 2013, APSA was served with a ruling dated October 8, 2013 whereby the 1st Chamber of the Appeals Department decided to deny APSA’s May 6, 2010 Extraordinary Remedy, imposing upon APSA the obligation to bear the court costs and fees. On November 18, 2014 the 1st Chamber of the Appeals Department decided to dismiss APSA’s second extraordinary remedy.

2. By way of Resolutions Nos. 952/2000 and 83/03, and within the context of the provisions of Law No. 25,080, the former Secretary for Agriculture, Ranching, Fishing and Foods approved the projects submitted by Alto Paraná S.A. to build an MDF plant (boards) and a sawmill, along with the forestation of several hectares for supplying said industries.

In March of 2005, by way of Note No. 145/05, issued by the Undersecretary for Agriculture, Ranching and Forestation, the exemption to pay exportation duties granted to Alto Paraná S.A. was suspended, as were the exemptions granted to all other companies benefited by this system under Law No. 25,080, a suspension which was implemented as a preventive measure, invoking the need to review the proceedings conducted in the respective case files. After the exhaustion of the administrative procedures, the measure is being argued by the Company before the courts. In said context, on November 8, 2006, the V Chamber of the National Appeals Court for Adversarial Administrative and Federal Matters issued a ruling ordering Alto Paraná S.A. to continue to enjoy an exemption from paying the exportation duties, provided that it guarantee said duties by taking out warranty insurance. The judicial measure became effective beginning on March of 2007 by collateralization through the granting of bond (caución) policies for each shipment permits exempted from payment of export duty. Notwithstanding this ruling, the issuance of the ruling on the substantial issues of the matter is still pending. The Company maintains an assignment of funds equivalent to ThU.S.$20,762 in connection to the aforementioned export duties, which is shown under not current provisions.

The export duties paid by the Company while the benefit was suspended were allocated to the results of each financial year. As of this date, the Company has submitted a claim against the National Government demanding the return of ThU.S.$6,555, plus interest accrued as from the serving of process of said claim, amount which corresponds to the Export Duties paid between March of 2005 and March of 2007 as a result of the benefit’s suspension.

In turn, during April of year 2005, the Secretary for Agriculture, Ranching, Fishing and Foods issued resolution No. 260/2005, requiring that holders of any firms that had received the fiscal benefits granted under Law No. 25,080 should establish guarantees to cover the total amount of any such benefits, considering for such purposes all benefits that had been enjoyed until the date of their establishment. APSA then proceeded to establish the required guarantees, which - as of the date of these financial statements - amount to $136,406,620 (equivalent to ThU.S.$15,952 at December 31, 2014).

APSA believes that it has complied with all of the obligations imposed upon it by the system set forth under Law No. 25,080.

3. On November 28, 2008, Alto Paraná S.A. was notified of Resolution 212 issued by the Argentine Central Bank (BCRA) on November 19, 2008, by which the BCRA ordered Indictment No. 3991 questioning the timely liquidation of certain foreign currency.

With respect to APSA’s export proceeds. APSA responded to the charges in a timely and correct manner. Currently, the report is in Nº 8 Economic Criminal Court, 16th Secretariat.

On October 2, 2014, a judgment was issued declaring the case extinguished by prescription, therefore the case has been finished.

4. On December 6, 2013, Alto Paraná S.A. was served upon Resolution 803 issued by the Central Bank of the Republic of Argentina (BCRA) on November 22, 2013. By means of such resolution, the BCRA initiated Investigation No. 5581, whereby it is sought to determine the absence of currency inflow and liquidation, and the delayed inflow of currency arising from export operations.

On March 6, 2014, the BCRA notified APSA that it had received the APSA’s response and was opening the case for the presentation of evidence. On June 18, 2014 the BCRA notified the company of the closure of the trial period. On June 26, 2014 APSA presented its answer. On October 6, 2014, the Company received the ruling dated September 30, 2014, issued by the National Criminal and Economic Court No. 8, Secretary No. 16, through which it was notified that the court would analyze the case under case file No. 1330/2014.

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

Forestal Arauco S.A. (ex Forestal Celco S.A.)

1. On April 14, 2009, Forestal Celco S.A., now Forestal Arauco S.A., was notified of a civil lawsuit filed by Mario Felipe Rojas Sepúlveda, on behalf of Víctor Adrián Gavilán Villarroel against Cooperativa Eléctrica de Chillán Limitada and against Forestal Celco S.A. The lawsuit aims to make both companies jointly and severally liable for compensation of alleged material damages suffered as a result of a fire that occurred on January 12, 2007 on the El Tablón county property, which belongs to Forestal Celco S.A.

On April 30, 2009 Forestal Celco S.A. filed dilatory exceptions, which pointed to some defects in the demand. The plaintiff rectified the defects, and the Company replied to the demand. On March 8, 2011 the Court issued the legal judgment of first instance rejecting the claim. On March 21, 2011, the plaintiff appealed against the first instance verdict. The Court of Appeals confirmed the Civil Court’s ruling. The plaintiff filed cassation appeals before the Supreme Court, and their decision is still pending. The Court of Appeals of Chillán rejected both appeals. Against the latter judgment, the plaintiff filed a cassation appeal on the merits and the form. The case was forwarded to its Excellence the Supreme Court. The Company appeared before the Court on October 11, 2012, under case file No. 7610-2012. The case was heard. The Supreme Court urged the parties to settle, but the parties did not reach an agreement. On March 19, 2014, a settlement was achieved between the plaintiff and the defendant, Forestal Celco S.A., terminating the trial only with regards to these two parties, maintaining the proceedings against Cooperativa Eléctrica Chillán. On May 7, 2014, the Supreme Court decided to cancel the Court of Appeals’ decision and instead ordered the remaining defendant, Cooperativa Eléctrica de Chillán Ltda, to pay plaintiff $1,289,362,828 plus readjustments and interests as indicated by the judgment, a figure which must be discounted by the amounts already paid by Forest Celco S.A. Final Ruling.

2. On January 26, 2011, Forestal Celco S.A., now Forestal Arauco S.A., was notified of a civil claim submitted by Mr. Hans Fritz Muller Knoop against Cooperativa Eléctrica de Chillán Limitada and Forestal Celco S.A., which seeks that both companies be condemned to pay (jointly and severally) an indemnity for the alleged material damages caused as a result of the spreading of a fire on January 12, 2007, in the estate named “El Tablon”, owned by Forestal Celco S.A. The case was filed as Case N°4.860-2010 in the Second Civil Court of Chillán.

On January 10, 2012, the court ruled first instance verdict condemning both defendants to pay the plaintiff jointly the sum of $288,479,831. Both defendants contested the ruling. On June 4, 2013, the Court of Appeals of Chillán revoked the sentence, deciding to reject the claim in all its parts. On June 21, 2013, the plaintiff submitted a Casation Appeal for annulment, based in the inobservance to both procedural and legal provisions. Currently, the declaration of admissibility for these proceedings is pending before the Supreme Court. The case was forwarded to its Excellence the Supreme Court. The Company appeared before the Court on July 10, 2013, under case file No. 4,553-2013. The case was heard. The Supreme Court urged the parties to settle, but the parties did not reach an agreement. On March 19, 2014, a settlement was achieved between the plaintiff and the defendant, Forestal Celco S.A., terminating the trial only with regards to these two parties, maintaining the proceedings against Cooperativa Eléctrica Chillán Limitada. On May 7, 2014, the Supreme Court decided to cancel the Court of Appeals’ decision and instead ordered the remaining defendant, Cooperativa Eléctrica de Chillán Ltda, to pay plaintiff $205,148,111 plus readjustments and interests as indicates the judgment, figure which must be discounted the already paid by Forest Celco S.A. Final Ruling.

3. On September 26, 2005, in proceedings numbered 48,679-2006 of the Civil Court of Constitución, Forestal Celco S.A., now Forestal Arauco S.A., submitted a claim against Forestal Constitución Ltda. and Ms Vitelia Morán Sepúlveda and other 7 natural persons, with the goal of obtaining a ruling that acknowledges its sole ownership over the Lierecillo estate (1,126 hectares), formed by various property registrations, also seeking that the defendants be sentenced to jointly and severally pay $20,000,000 as well as a damage compensation for having harvested a portion of the aforementioned estate. On April 23, 2006, Mr. Adolfo Numi Velasco, acting on behalf of all the aforementioned natural persons, answered the claim requesting its rejection, arguing that his clients are the sole owners of the estate named “Lierencillo” which they call “El Macaco”, also submitting a counterclaim with the purpose of demanding that Forestal Celco S.A. return such estate, of 162.7 hectares, plus a damage compensation for the resulting damages, loss of profit and moral damage. On June 29, 2009, a first instance ruling was issued in favor of Forestal Celco S.A’s claim, only with regards to the declaration of ownership, rejecting all other aspects of that claim as well as the corresponding counterclaim.

On March 17, 2014, the Court of Appeals of Talca, revoked the first instance sentence upholding the counterclaim for vindication, declaring that the counterclaimants are the sole owners of the Macaco real property, of 61.32 hectares. On April 3, 2014, Forestal Celco S.A. contested the ruling through the submittal of cassation appeals both in consideration to substantial and procedural matters. Currently, the trial is awaiting a decision by the Supreme Court with regards to the admissibility of the submitted appeals. On July 2, 2014, the Supreme Court issued a ruling agreeing to discuss the case in a hearing. (Supreme Court Case File No. 10.840-2014) Pending.

4. On September 11, 2012, Forestal Celco S.A., now Forestal Arauco S.A., was served with a voidance claim regarding the partition award and the purchase and sale agreement dated November 28, 1994, regarding the property called “Loma Angosta”, which occupies an area of 281.89 hectares. As part of the claim, Forestal Celco S.A. was also sued for damages. The lawsuit was filed by Mr Julián Eduardo Rivas Alarcón, on behalf of Mrs Nimia del Carmen Álvarez Delgado, against Patricia del Carmen Muñoz Zamorano and Forestal Celco S.A. The lawsuit was filed before the Civil and Criminal Court of Quirihue, under docket number C-108-2012.

On August 13, 2013, Forestal Celco S.A. answered the claim, requesting that it be rejected. On June 17, 2014, a term to submit the rejoinder was granted.

On July 3, 2014, Forestal Arauco S.A. submitted a new motion to declare the abandonment of proceedings. The motion is currently pending decision.

5. On January 4, 2013, Forestal Celco S.A. now Forestal Arauco, was served with a civil claim by Sociedad de Transportes Juan y Joel Cea Cares y Compañía Limitada which seeks to terminate the document known as “General Framework Agreement” including damages allegedly brought by Forestal Celco S.A. Period for submision of evidence elapsed. The submission of an expert report requested by the plaintiff is pending. Forestal Arauco requested that the parties be summoned to hear the Court’s ruling, which was denied by the latter due to the fact that the term for the expert to issue its report is still pending. The case was filed as Case N°180-2012 in the Civil Court of Constitución.

On February 11, 2015, the Court issued a ruling summoning the parties to hear judgment before the Court. This ruling is in effect as of this date.

6. On December 21, 2013, Forestal Celco S.A., now Forestal Arauco, was served upon an ordinary damages claim based on tort liability, brought by Mr. Eduardo Alberto Contreras Lagos on behalf of Mrs. Olga Albina Gajardo Domínguez, her spouse Mr. Jorge Leonidas Machuca Vilugrón and their sons, Johnatan David Machuca Gajardo, Walter Eduardo Machuca Gajardo and Brian Esteban Machuca Gajardo, in case docket No. C-7008-2013, before the First Civil Court of Chillán. The plaintiffs demand compensation for the physical and moral damages arising from the fall of a 20 meter tall tree, which allegedly fell on property of the defendant, on their vehicle when they were travelling through Route 160 towards Laraquete in the Eighth Region. This event occurred on January 3, 2010.

On October 30, 2014 a settlement hearing was conducted with no results. Currently the proceedings are in the evidence gathering stage.

7. On September 4, 2013, Forestal Arauco S.A., was notified of a civil damages claim for alleged non-compliance with contractual obligations, filed by Mr. José René Campos Castillo, Ms. Guadalupe del Carmen Gallardo Rivas, Mr. Iván Patricio Campos Gallardo, Ms. Elizabeth del Carmen Campos Gallardo, Mr. Remigio Pedreros Catril, Ms. Rosa Eudolia García Díaz, Mr. Edgardo Remigios Pedreros García, Ms. Marianela Judelina Pedreros García, Mr. Jorge Antonio Petit-Laurent Pries, Ms. Ida Haydeé Sáez Arriagada, Mr. Jaime Antonio Petit-Laurent Sáez and Mr. Víctor Mauricio Petit-Lauren Sáez against Empresa de Transportes y Servicios Forestales Trayenko Ltda. and Forestal Arauco S.A. The claim sought for the defendant companies to be held jointly and severally liable or jointly liable in equal proportions, or in the proportion established by the Court, or in lieu thereof, to hold only the latter company liable for the payment of non-monetary damages suffered by the relatives identified in the claim. Based on the claim, a mechanical failure, among other reasons, resulted in the death of Mr. Víctor Campos Gallardo, Mr. Danilo Pedreros García and Mr. Emilio Joaquín Petit-Laurent Sáez (the driver and occupants of a truck that overturned) due to a traffic accident that occurred on September 10, 2009, in the Curaquilla Intersection, borough of Arauco.

The claim was filed before the Civil Court of Arauco (Case File No. C-371-2013). The case has reached the stage for the submission of evidence. Pending.

8. On October 26, 2012, Forestal Valdivia S.A., now Forestal Arauco S.A., was notified of a restitution suit filed by Mr. Nelson Vera Moraga, Attorney representing the estate of Mrs. Julia Figueroa Oliveiro, which occurred over 60 years ago. That application was lodged with the Civil Court of Loncoche, Docket Number 79-2012, and the lawsuit demanded the recovery and restitution of two estates, with their products and improvements, arguing that the aforementioned estate is the sole and exclusive owner of two real estate properties whose total surface amounts to 1,210 hectares and are allegedly occupied by Forestal Valdivia S.A. On March 13, 2014, the Court issued a first instance ruling rejecting the claim. On March 31, 2014 the plaintiff appealed the first instance ruling through the submittal of a cassation appeal with regards to procedural aspects to the Court of Appeals of Temuco. Currently the case is being processed by the Court of Appeals of Temuco, File No. 295-2014, and in May 6, 2014, the Court issued the ruling to prepare the case for the hearing. The case is awaiting hearing and decision.

9. On November 17, 2003, Bosques Arauco S.A., now Forestal Arauco S.A., was notified of a property restitution claim brought by Ms. Celmira Maria Curin Tromo, who requested the restitution of certain real estate property profits and damages in a Special Indigenous Lawsuit, claiming that she is the sole and exclusive owner of the 5.5 hectares of land, which are allegedly occupied by Bosques Arauco S.A. in blatant disregard of her property interest. On June 6, 2008, the first decision was issued, rejecting the claim. The decision was appealed and the Corte de Apelaciones de Temuco (High Court of Appeals of Temuco) overturned the decision on January 6, 2009, ruling in favor of the plaintiff with regard to every portion of the claim and ordering the restitution of the land, along with all profits and damages caused by Bosques Arauco S.A. to the land, the assessment of which was deferred to the ruling’s execution phase.

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

10. In 1999, Bosques Arauco S.A., now Forestal Arauco S.A., was notified of a property recovery claim filed by Ms. Silvia Aurora Escalona Fernández, Mr. Nazario Israel Escalona Fernández and Mr. Carlos Alfonso Escalona Fernández, who demanded the restitution of a portion of land equal to 426.93 hectares located within a larger rural property named Cerro Alto y Las Ánimas, located in the borough of Los Álamos, with a total surface of 505.27 hectares. The claimants have reserved their right to discuss damages for deterioration and products for a later stage in the trial. The claim ultimately requested the court to declare that the claimants are the exclusive and lawful owners of the land named Cerro Alto y Las Ánimas in its entire surface, and, in lieu thereof, in the area determined by the court. The claim was filed before the Civil Court of Lebu, under Case File Number C-16,073-1999. On April 29, 2013, the Court issued its decision wholly dismissing the claim. On June 21, 2013, the claimant appealed the judgment by way of an ordinary appeal and a cassation appeal on formal grounds. (Court of Appeals of Concepción. Court Case File No. 1.229-2013).

On August 18, 2014, the Court of Appeals rejected the remedies and cassation appeal submitted by the plaintiff. The applicant did not challenge the ruling of the Court of Appeals, and consequently the judgment that completely rejected the lawsuit, is firm and enforceable. Case finished.

11. On October 8, 2013, Bosques Arauco S.A., now Forestal Arauco S.A. was notified of a civil claim filed by Mr. Manuel Antonio Fren Casanova, requesting the court to declare the properties known as Cuyinco and Cuyinco Alto as two different properties and, therefore, to order the cancellation of the ownership registration in the name of Bosques Arauco S.A. found on N° 290 of page 266 of the Registry of Property kept by the Real Estate Registrar of Cuyinco Alto, on the grounds that, Bosques Arauco S.A. erroneously understood that its property, Cuyinco Alto of 4,600 hectares, would also encompass the land known as Cuyinco, which allegedly belongs to the claimant.

The claim was filed before the Civil Court of Lebu (Case File No. C-269-2013). On November 21, 2013, the claim was answered.

Period for the submittal of evidence expired. An impediment has been claimed regarding the defendant’s witness deposition. The Court upheld the request and granted a special term for such purposes. The defendant’s witness deposition is pending.

The defendant provided all of its testimonial evidence. Simultaneously, the Court of Appeals ordered a hearing for the purposes of appointing experts.

12. On December 21, 2013, Forestal Arauco S.A. was served with an ordinary damages claim based on tort liability, brought by Mr. Eduardo Alberto Contreras Lagos on behalf of Mrs. Olga Albina Gajardo Ortéga, her spouse Mr. Jorge Leonidas Machuca Vilugrón and their sons, Johnatan David Machuca Gajardo, Walter Eduardo Machuca Gajardo, and Brian Esteban Machuca Gajardo, before the First Civil Court of Arauco (Case Docket No. C-500-2013). The plaintiffs demand physical and moral damages arising from the fall of a 20 meter-high tree, which allegedly fell on the defendants’ vehicle when they were travelling through Route 160 towards Larquete in the Eighth Region, which took place on January 3, 2010. Currently the defendant submitted its dilatory defenses, which were upheld, therefore, the plaintiff shall correct the defects present in its claim.

13. On March 25, 2014, Forestal Arauco S.A was notified of a civil claim for compensation of damages in connection to an alleged tort liability, submitted by Mr. Mauricio Chacón Gómez on behalf of Mrs Edita del Carmen Cisterna Fernández, Mr. José Luis Salas Ciestera and Mr. Sergio Hernán Vasquez Muños, in proceedings under File No. C-38-2014 of the Civil Court of Arauco. The plaintiffs request a compensation for the alleged material and moral damages they experienced as a result of the fire that took place on December 21, 2013, in the El Piure, Llico, Rumena and Lavapié sectors of the borough of Arauco, which would have allegedly been originated in the Quinguen estate owned by Forestal Arauco S.A., in the moment in which the company’s staff was performing duties within said estate. On April 14, 2014, the defendant opposed its dilatory defenses. Currently that decisions with regards to the submitted defenses is pending, without the defendant issuing any comments or rebuttal in connection to same, with the expiration of the legal term to do. On June 27, 2014, the Court accepted the opposing dilatory exceptions. The applicant did not challenge the resolution, which should correct the defects in demand.

No procedures have been performed in these proceedings during the past six months, as such the Court ordered that it be archived.

14. On December 9, 2014, 170 former workers of Transportes San Pablo de Curicó Limitada filed a suit against their employer and secondarily and/or joint and severally against Forestal Arauco S.A., claiming that their dismissal was unjustified, requesting severance payments for years of service, plus the 30% surcharge of article 168 of the Labor Code, and additionally with the compensation that replaces the prior dismissal notice. Finally, they are claiming the payment of 16 labor days, worked during the month of November 2014, and the corresponding proportional holidays allegedly owed by their employer Transportes San Pablo de Curicó Limitada plus adjustments, interests and litigation costs. In summary, they are suing Forestal Arauco S.A. as subsidiary liable party for the same amounts.

On December 23, 2014, the Court was notified of a partial payment carried out by Forestal Arauco, for a sum amounting to $112,204,754.- The claim was answered by Forestal Arauco on January 12, 2015. The Preliminary Hearing scheduled for January 19, 2015 was not conducted. A new date and time will be scheduled. Case file RIT O-1054-2014 of the Labor Court of Concepción.

The Court scheduled the preparatory hearing for March 3, 2015

15. On December 16, 2014, 170 former workers of Transportes San Pablo de Curicó Limitada filed a suit against their employer and secondarily and/or joint and severally against Forestal Arauco S.A., claiming that their dismissal was unjustified, requesting severance payments for years of service, plus the 30% surcharge of article 168 of the Labor Code, and additionally with the compensation that replaces the prior dismissal notice. Likewise, the plaintiffs are also demanding payment of 16 days of work performed during November of 2014 and the corresponding proportional holidays allegedly owed by their direct employer, Transportes San Pablo de Curicó Limitada. Finally, 4 of the claimants are also requesting compensation for labor protection until six months after the termination of their union posts, plus adjustments, interests and expenses.

On December 29, 2014, the Court was notified of a partial payment by Forestal Arauco, for a sum amounting to $110,049,273. The initial claim was answered by Forestal Arauco on January 22, 2015. Preliminary Hearing scheduled for January 29, 2019. Case file RIT O-20-2014 of the Trial Court/Juzgado de Letras of San José de la Mariquina.

The Court scheduled the preparatory hearing for March 13, 2015

16. On January 14, 2015, the Company was served process of a civil damages claim due to alleged non-contractual liability. The claim was lodged by Mr. Ricardo del Carmen Guzmán Reyes who alleged that the actions of Forestal Celco S.A. prevented the former from exploiting his mining properties, given that he could not access land belonging to Forestal Arauco S.A. because it had been planted with forests. The plaintiff seeks direct damages, loss of profits and non-monetary damages. The term for Forestal Arauco S.A. to answer the claim is currently elapsing. The trial is being processed before the Civil Court of Constitución, case file No. C-892-2014.

On February 3, 2015, Forestal Arauco S.A. (formerly Forestal Celco S.A.) answered the claim. On February 11, 2015, the plaintiff submitted a rejoinder and the defendant answered on February 20. Subsequently, on February 23, 2015, the Court summoned the parties to a conciliation hearing. Pending.

17. Maquinarias y Equipos Klenner Limitada filed a civil damages claim before the First Civil Court of Valdivia, case file number C-375-2015, against Forestal Arauco S.A. The claim seeks compensation for alleged damages brought as a result of the termination of a service provision contract that took place on February 9, 2010

On February 6, 2015, the claim was served on Mr. Cristián Durán Silva, on behalf of Forestal Arauco S.A. On February 12, 2015, the Company filed a motion to annul the service of process based on the fact that Mr. Cristián Durán Silva is not the legal representative of Forestal Arauco S.A. and because the requirements of article 44 of the Civil Procedures Code were not met. The Court granted the plaintiff the legal term to submit its arguments in this regard, issuing a resolution dated February 17 of 2015. Moreover, the Company required that proceedings be suspended while this matter was pending decision. The Court forwarded this request to the defendant in order for the latter to submit its arguments within the legal term. In consideration to the foregoing, the Company submitted procedural defenses. Currently, a decision is pending on the annulment request contesting the validity of the notice, as well as the suspension of the procedural suspension and other procedural defenses applied.

18. On February 24 of 2015, Forestal Arauco S.A. was served with an ordinary civil claim for restitution, within the context of a special indigenous procedure, in connection to a portion of real property, which was submitted by Mr. Ricardo Andrés Durán Mococain on behalf of the Ignacio Huilipan indigenous community. Said claim was submitted before the Civil Court of Cañete, in proceedings under Case File C-21-2015. The claim requests the restitution of approximately 97 hectares of land that is registered in the name of Bosques Arauco S.A. (currently Forestal Arauco S.A.), which according to the plaintiff corresponded to part of an indigenous land and that is being materially occupied by Forestal Arauco S.A. (formerly Forestal Celco S.A.) with no title. It additionally requests that the Company be required to compensate all damages and impairment directly and indirectly experienced in the area regarding which restitution is demanded, reserving the right to discuss the type and amount of the award at the eventual ruling, all of the foregoing plus litigation costs. The hearing to hear the defendant’s response and to summon the parties to settlement is currently pending.

Aserraderos Arauco S.A.

On January 30, 2014, Aserraderos Arauco S.A. was served with a damages claim based on alleged tort liability on grounds of shared or combined negligence, lodged by Messrs. Marilyn Jane Medina Fuentes, Griselott Yazmin Villegas Medina, José Manuel Villegas Medina and Yerman Leandro Villegas Medina, surviving spouse and sons, respectively, of the late subcontracted worker Mr. Roberto Villegas Medina, employe of the subcontractor Company Recursos Humanos Sergall Ltda., who passed away on his way to the hospital of Curanilahue as a consequence of an accident that had occurred at the Station located at the Horcones complex (borough of Arauco) in the early morning on February 27, 2010, day of the earthquake that struck the central-southern area of Chile. The lawsuit was brought against Productora de Maderas Paranal Ltda. and Aserraderos Arauco S.A., and seeks the compensation of physical or pecuniary damages (loss of profits), as well as of moral (non-punitive) damages. As a result, in the event that the lawsuit is dismissed, the same is brought against the Asociación Chilena de Seguridad (ACHS). (File C-506-2013 of the Civil Court of Arauco). Currently the proceedings are awaiting a decision with regards to the dilatory defenses submitted by Recursos Humanos Segal Ltda. and the decision of a nullity incident submitted by Asociación Chilena de Seguridad, also awaiting the acknowledgement of the submission of the dilatory exceptions submitted by Asseraderos Arauco S.A. The defendant Aserraderos Arauco S.A. submitted its procedural defenses. The Court transmitted the procedural defenses to the plaintiff. The defendant Asociación Chilena de Seguridad submitted a motion to annul based on the failure to properly notify the claim. Proceedings are suspended until a ruling is issued regarding the motion to annul, after which a decision must be issued regarding the procedural defenses. Pending (Case File No. C-506-2013 of the First Instance and Guarantee Court of Arauco).

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

On May 4, 2012, the Company presented a claim to the Tax Court against liquidations No. 7 and 8. The Inspector issued a report. The Company submitted observations to the report of the Inspector. On April 30, 2014, an order to produce evidence was reported. On May 7, 2014, the Company filed an administrative appeal against the order to produce evidence. On September 26, 2014, acting under transitory article 2 of Law No. 20,322, the Company submitted the claim to the jurisdiction of the new tax and customs courts. The case file has yet to be sent from the SII to the Tax and Customs Court.

Celulosa y Energía Punta Pereira S.A. (joint arrangement)

In May of 2014, Celulosa y Energía Punta Pereira (CEPP), a company belonging to the Montes del Plata Group - a joint arrangement between Arauco and Stora Enso - was notified of the commencement of a series of arbitral proceedings against it, all lodged before the International Chamber of Commerce (ICC) by Andritz Pulp Technologies Punta Pereira S.A., a subsidiary of Andritz AG, claiming a total of approximately € 200 million.

These arbitration proceedings are related to the contracts for the delivery, construction, installation, commissioning and completion - by Andritz - of the main components of the Project for the Montes del Plata Cellulose Plant, located in Punta Pereira, Uruguay.

CEPP has powerful arguments for requesting the dismissal of the aforementioned claims and, in turn, has filed a counterclaim against Andritz based on the latter’s breach of its contractual obligations, requesting a sum of approximately US$110 million (approximately € 87 million).

These arbitration proceedings are in their claim preparation and support phase.

As of the date of issuance of these financial statements, it is the opinion of Montes del Plata’s legal counsel that the probabilities of CEPP needing to make expenditures as a result of this arbitration are low.

Consequently, neither CEPP, nor Arauco, have made any provisions of funds on account of these proceedings.

At the end of each reporting period there are no other contingencies that might significantly affect the Company’s financial, position or results of operations.

Provisions recorded as of December 31, 2014 and 2013 are as follow:

Classes of Provisions	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Provisions, Current	2,535	9,696
Provisions for litigations	1,765	9,696
Other provisions	770	—
Provisions, non-Current	64,529	24,167
Provisions for litigations	14,273	8,710
Other provisions	50,256	15,457

Total Provisions	67,064	33,863

	12-31-2014
Movements in Provisions	Litigations (*) ThU.S.$	Other Provisions (**) ThU.S.$	Total ThU.S.$
Opening balance	18,406	15,457	33,863
Changes in provisions
Increase in existing provisions	9,585	16,782	26,367
Used provisions	(8,951)	—	(8,951)
Increase (decrease) in foreign currency exchange	(818)	(3,324)	(4,142)
Other Increases (Decreases)	(2,184)	22,111	19,927
Total Changes	(2,368)	35,569	33,201
Closing balance	16,038	51,026	67,064

(*)	The increase in legal claims include MU.S.$3.3 corresponding to 50% of provision for trial SACEEM Zona Franca SA, supplier in the construction of the pulp mill in Uruguay (joint arrangement).
(**)	In other increases of Other provisions there is ThU.S.$21,549 of provision of export duties.

	12-31-2013
Movements in Provisions	Litigations ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	13,846	8,614	22,460
Changes in provisions
Increase in existing provisions	12,903	8,575	21,478
Used provisions	(5,183)	—	(5,183)
Increase (decrease) in foreign currency exchange	(3,009)	(1,732)	(4,741)
Other Increases (Decreases)	(151)	—	(151)
Total Changes	4,560	6,843	11,403
Closing balance	18,406	15,457	33,863

Provisions for litigations are for labor and tax claims whose payment period is uncertain. Other provisions include the liability recognition for investments with net asset deficiency at the end of the reporting period.

NOTE 19.	INTANGIBLE ASSETS

	12-31-2014	12-31-2013
Classes of Intangible Assets, Net	ThU.S.$	ThU.S.$
Intangible assets, net	93,258	99,651
Computer software	18,224	17,004
Water rights	5,442	5,422
Customer	63,164	70,054
Other identifiable intangible assets	6,428	7,171
Classes of intangible Assets, Gross	137,041	135,790
Computer software	49,109	43,197
Water rights	5,442	5,422
Customer	74,432	78,800
Other identifiable intangible assets	8,058	8,371
Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(43,783)	(36,139)
Accumulated amortization and impairment, intangible assets	(43,783)	(36,139)
Computer software	(30,885)	(26,193)
Customer	(11,268)	(8,746)
Other identifiable intangible assets	(1,630)	(1,200)

Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	12-31-2014
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rights ThU.S.$	Customer ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	17,004	5,422	70,054	7,171	99,651
Changes
Additions	9,956	—	—	145	10,101
Amortization	(6,699)	—	(5,040)	(736)	(12,475)
Increase (decrease) in foreign currency conversion	(2,037)	20	(1,850)	(152)	(4,019)
Changes Total	1,220	20	(6,890)	(743)	(6,393)
Closing Balance	18,224	5,442	63,164	6,428	93,258

	12-31-2013
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rights ThU.S.$	Customer ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	14,467	5,114	77,454	8,199	105,234
Changes
Additions	5,870	19	—	—	5,889
Disposals	(335)	—	—	(4)	(339)
Amortization	(3,917)	—	(5,158)	(761)	(9,836)
Increase (decrease) in foreign currency conversion	912	—	(2,242)	(259)	(1,589)
Others Increases (Decreases)	7	289	—	(4)	292
Changes Total	2,537	308	(7,400)	(1,028)	(5,583)
Closing Balance	17,004	5,422	70,054	7,171	99,651

		Minimun life	Maximum life
Computer Software	Years	3	16
Customer	Years	15	15
Trademark	Years	7	7

The amortization of customer base and Others is presented in the Consolidated Statements of Income line item Administrative Expenses.

NOTE 20.	BIOLOGICAL ASSETS

Biological assets comprise forestry plantations, mainly radiata and taeda pine, and to a lower extent of eucalyptus. The plantations are located in Chile, Argentina, Brazil and Uruguay, with a total surface of 1.6 million hectares, out of which 1 million hectares are used for forestry planting, 395 thousand hectares are native forest, 183 thousand hectares are used for other purposes and 53 thousand hectares not yet planted.

As of December 31, 2014, the production volume of logs totaled 19.9 million cubic meters (20 million cubic meters as of December 31, 2013).

Measurements of fair value of Arauco’s biological assets are classified as Level 3, due to the fact that inputs are not observable. However, this information reflects the assumptions that market participants would use in pricing the asset, including assumptions about risk.

These unobservable inputs were developed using the best information available and includes own information of Arauco. These unobservable inputs can be adjusted if the available information indicates that other market participants would use different information or there is something specific in Arauco that is not available to other market participants.

The main considerations in determining the fair value of biological assets include the following:

•	Arauco uses the discounted expected future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

•	Current forestry plantations are projected based on a net decrease total volume, with a minimum growth equivalent to the current supply demand.

•	Future plantations are not considered.

•

The harvest of forestry plantations supplies raw materials for all other products that Arauco produces and sells. By directly controlling the development of forests that will be processed, Arauco ensures high quality timber for each of its products.

•

Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s owned industrial centers and sales to third parties at market prices. Sales margin is also considered in the valuation of the different products that are harvested in the forest. Any changes in the fair value of the plantations are recognized in profit or loss in the line item Other income within the consolidated statement of income. Changes in fair value of biological assets were ThU.S.$284,497 at December 31, 2014 (ThU.S.$269,671 at December 31, 2013). Higher cost of timber were recorded in comparison to the actual incurred, as a result of the increase in the value of the biological assets from the current period valuation performed. This effect was included within cost of sales of ThU.S.$220,950 at December 31, 2014 (ThU.S.$221,874 at December 31, 2013).

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

		ThU.S.$
Discount rate	0,5	(119,848)
	-0,5	118,237
Margins (%)	10	405,744
	-10	(405,744)

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

Uruguay

Arauco owns biological assets in Uruguay through a joint operation in association with Stora Enso in accordance with IFRS11, Arauco recognizes the assets, liabilities; income and expenses relating to their ownership percentage (see Note 16).

Detail of Biological Assets Pledged as Security

As of December 31, 2014, there are no forestry plantations pledged as security.

Detail of Biological Assets with Restricted Ownership

As of the date of these consolidated financial statements, there are no biological assets with restricted ownership.

No significant government grants have been received.

As of the date of these Financial Statements, the Current and Non-current biological assets are as follows:

	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Current	307,551	256,957
Non-current	3,538,802	3,635,246
Total	3,846,353	3,892,203

Reconciliation of carrying amount of biological assets

Movement	12-31-2014 ThU.S.$
Opening Balance	3,892,203
Changes in Biological Assets
Additions	132,969
Decreases due to Sales	(39,432)
Decreases due to Harvest	(338,440)
Gain (Loss) arising from changes in Fair Value less Costs to Sale	284,497
Increases (decreases) in Foreign Currency Translation	(44,020)
Loss of forest due to fires	(31,512)
Other Increases (decreases)	(9,912)

Total Changes	(45,850)

Closing Balance	3,846,353

Movement	12-31-2013 ThU.S.$
Opening Balance	3,873,070
Changes in Biological Assets
Additions	161,459
Decreases due to Sales	(10,688)
Decreases due to Harvest	(342,227)
Gain (losses) arising from changes in fair value less costs to sale	269,671
Increases (decreases) in Foreign Currency Translation	(49,405)
Loss of forest due to fires	(7,904)
Other Increases (decreases)	(1,773)

Total Changes	19,133

Closing Balance	3,892,203

As of the date of these consolidated financial statements, there are no disbursements related to the acquisition of biological assets.

NOTE 21.	ENVIRONMENTAL MATTERS

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

Detail information of disbursements related to the environment

At December 31, 2014 and 2013, Arauco has made and / or has committed the following disbursements by major environmental projects:

	12-31-2014	Disbursements undertaken 2014				Committed Disbursements
Company	Name of project	State of project	Amount ThU.S.$	Asset Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Arauco Do Brasil S.A.	Environmental improvement studies	In process	1,967	Assets	Property, plant and equipment	3,805	2015
Arauco Do Brasil S.A.	Environmental improvement studies	In process	1,507	Expense	Administration expenses	5,639	2015
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	5,548	Assets	Property, plant and equipment	233	2015
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	10,520	Assets	Property, plant and equipment	11,805	2015
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	Finished	85	Assets	Property, plant and equipment	0	—
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	6,474	Assets	Property, plant and equipment	3,412	2015
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	266	Assets	Property, plant and equipment	0	—
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	37,540	Expense	Operating cost	0	—
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	2,551	Assets	Property, plant and equipment	11,712	2015

	12-31-2014	Disbursements undertaken 2014				Committed Disbursements
Company	Name of project	State of project	Amount ThU.S.$	Asset Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Alto Paraná S.A.	Construction emisario	In process	13	Assets	Property, plant and equipment	705	2015
Alto Paraná S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	776	Assets	Property, plant and equipment	4,148	2015
Alto Paraná S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	3,282	Assets	Property, plant and equipment	6,452	2015
Paneles Arauco S.A.	Environmental improvement studies	In process	624	Assets	Property, plant and equipment	1,882	2015
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,471	Expense	Operating cost	0	—
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	404	Expense	Administration expenses	0	—
Paneles Arauco S.A.	Environmental improvement studies	In process	5,751	Expense	Administration expenses	264	2015
Forestal Arauco S.A.	Environmental improvement studies	In process	817	Expense	Administration expenses	732	2015
Aserraderos Arauco S.A	Environmental improvement studies	In process	1,416	Assets	Property, plant and equipment	543	2015
Aserraderos Arauco S.A	Environmental improvement studies	Finished	84	Assets	Property, plant and equipment	0	—
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	463	Assets	Property, plant and equipment	600	2015
Celulosa y energía Punta Pereira S.A.	Environmental improvement studies	In process	0	Assets	Property, plant and equipment	140	2015
Celulosa y energía Punta Pereira S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	0	Assets	Property, plant and equipment	95	2015
Forestal los Lagos S.A	Environmental improvement studies	In process	208	Expense	Operating cost	240	2015

		TOTAL	81,767			52,407

	12-31-2013	Disbursements undertaken 2013				Committed Disbursements
Company	Name of project	State of project	Amount ThU.S.$	Asset / Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Arauco Do Brasil S.A.	Environmental improvement studies	In process	243	Assets	Property, plant and equipment	925	2014
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	6,524	Assets	Property, plant and equipment	7,620	2014
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	2,293	Assets	Property, plant and equipment	2,024	2014
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,945	Assets	Property, plant and equipment	33	2014
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	21,838	Expense	Operating cost	0	0
Alto Parana S.A.	Construction emisario	In process	8	Assets	Property, plant and equipment	758	2014
Alto Parana S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	213	Assets	Property, plant and equipment	1,723	2014
Alto Parana S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	2,326	Assets	Property, plant and equipment	0	0
Paneles Arauco S.A.	Environmental improvement studies	In process	69	Assets	Property, plant and equipment	0	0
Paneles Arauco S.A.	Environmental improvement studies	In process	218	Expense	Administration expenses	153	2014
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,480	Expense	Operating cost	108	2014
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	317	Expense	Administration expenses	15	2014
Forestal Celco S.A.	Environmental improvement studies	In process	855	Expense	Administration expenses	793	2014
Aserraderos Arauco S.A	Environmental improvement studies	In process	196	Assets	Property, plant and equipment	5,330	2014
Celulosa y energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	925	Assets	Property, plant and equipment	1,200	2014
Forestal los Lagos S.A	Environmental improvement studies	In process	217	Expense	Operating cost	209	2014

		TOTAL	39,667			20,891

NOTE 22.	NON-CURRENT ASSETS HELD FOR SALE

As a result of decreases in demand for sawn timber products due to the economic downturn in years 2008 and 2009, Arauco’s Management decided in December of 2010 to permanently close the following sawmills: La Araucana, Escuadrón, Lomas Coloradas, Coelemu and the remanufacturing plant Lomas Coloradas. Property, plant and equipment related to these facilities were classified held for sale. As of December 31, 2014, Arauco has made sales of these units and remains committed to its plan to sell these assets, although the completion of these sales have been delayed more than expected as the Company is seeking for more favorable offers.

The following table sets forth information on the main types of non-current assets held for sale:

	12-31-2014	12-31-2013
	ThU.S.$	ThU.S.$
Land	2,976	4,244
Buildings	3,798	3,934
Property, plant and equipment	1,214	2,236
Total	7,988	10,414

As of December 31, 2014 the effect on income related to the sale of held assets for sale is a loss of ThU.S.$486 (profit of ThU.S.$29,137 at December 31, 2013).

NOTE 23.	FINANCIAL INSTRUMENTS

Classification

The following table sets forth the fair value of financial assets and financial liabilities as compared with the carrying amount as of December 31, 2014 and 2013.

Financial Instruments	December 2014		December 2013
Thousands of dollars	Carrying amount	Fair Value	Carrying amount	Fair Value
Assets Current and non Current

Fair value through profit or loss (held for trading) (1)	133,394	133,394	160,183	160,183
Interest Rate Swaps	—	—	—	—
Forward	—	—	696	696
Mutual funds (2)	128,985	128,985	111,435	111,435
Hedging Assets	4,409	4,409	48,052	48,052
Foreign exchange forwards	—	—	41	41
Interest rate swaps	—	—	1,962	1,962
Foreign exchange swaps	4,409	4,409	46,049	46,049
Loans and Accounts Receivable	1,761,300	1,761,300	1,316,427	1,316,427
Cash and cash equivalents less Mutual funds	842,167	842,167	555,777	555,777
Cash	158,002	158,002	155,538	155,538
Time deposits	669,545	669,545	391,588	391,588
Agreements	14,620	14,620	8,651	8,651
Trade and other Receivables	762,909	762,909	752,407	752,407
Trades and other receivables	649,924	649,924	578,946	578,946
Lease receivable	153	153	1,099	1,099
Other receivables	112,832	112,832	172,362	172,362
Accounts receivable from related companies	156,224	156,224	8,243	8,243
Other Financial Assets less derivatives	8,248	8,248	3,119	3,119

Financial Liabilities, Total	5,832,604	6,206,680	5,696,343	5,975,222
Financial Liabilities at amortized cost (3)	5,714,872	6,088,948	5,672,240	5,951,119
Bonds issued denominated in U.S. dollars	2,686,994	2,834,364	2,184,294	2,309,763
Bonds issued denominated in U.F. (4)	971,333	1,038,908	854,297	883,237
Bank Loans in Dollars	1,220,359	1,373,857	1,635,053	1,759,019
Bank borrowing denominated in U.S. dollars	98,856	104,489	259,001	259,505
Financial Leasing	96,995	96,995	89,440	89,440
Government Loans	3,893	3,893	4,408	4,408
Trades and other Payables	630,406	630,406	631,341	631,341
Accounts payable to related parties	6,036	6,036	14,406	14,406
Financial liabilities at fair value through profit or loss	117,732	117,732	24,103	24,103
Interest Rate Swaps	2,677	2,677	0	0
Hedging Liabilities	115,055	115,055	24,103	24,103
Swap	113,956	113,956	23,996	23,996
Forward	151	151	107	107
Options	948	948	0	0

(1)	Assets measured at fair value through profit or loss other than mutual funds classified as cash equivalents, are presented in the line item “other financial assets” in the consolidated statement of financial position.
(2)	Although mutual funds are measured at fair value through profit or loss for purposes of the consolidated statement of financial position mutual funds are classified as “Cash and cash equivalents” due to the are highly liquid short term investment.
(3)	Financial liabilities measured at amortized cost, other than “Trade and other payables” and derivatives are presented in the consolidated statement of financial position in the line item “Other financial liabilities” as current and non-current based on their maturity.
(4)	The Unidad de Fomento (“UF”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index.

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

The fair value of bonds issued was determined with reference to quoted market prices as they have standard terms and conditions.

The fair value of bank borrowings were determined based on discounted cash flow analysis, applying the corresponding discount yield curves to the remaining term to maturity.

The following table sets forth the current portion of the non-current bank borrowings and debt issued as of December 31, 2014, and 2013.

	December 2014 ThU.S.$	December 2013 ThU.S.$
Bank borrowings - current portion	53,284	70,431
Bonds issued - current portion	430,446	152,922
Total	483,730	223,353

The following table shows the compliance with financial covenants (debt to equity ratio) required by domestic bond indentures:

	December 2014 ThU.S.$	December 2013 ThU.S.$
Financial debt, current	739,515	893,497
Financial debt, non-current	4,338,915	4,132,996
Total	5,078,430	5,026,493
Cash and cash equivalent	(971,152)	(667,212)
Net financial debt	4,107,278	4,359,281
Non-controlling interests	47,606	52,242
Equity attributable to owners of parent	6,767,130	6,992,298
Total equity	6,814,736	7,044,540
Debt to equity ratio	0.60	0.62

The following table sets forth a reconciliation between the financial liabilities and the statement of financial position as of as of December 31, 2014 and December 31 2013:

Thousands of dollars	Current	Non Current	Total
Bonds obligations	430,446	3,227,881	3,658,327
Bank borrowings	273,470	1,045,745	1,319,215
Financial Leasing	31,706	65,289	96,995
Government Loans	3,893	0	3,893
Swap and Forward	2,828	114,904	117,732

Other Financial Liabilities	742,343	4,453,819	5,196,162

Trades and Other Payables	630,406	—	630,406
Related party payables	6,036	—	6,036

Accounts Payable, Total	636,442	—	636,442

Financial Liabilities, Total	1,378,785	4,453,819	5,832,604

Thousands of dollars	Current	Non Current	Total
Bonds obligations	152,922	2,885,669	3,038,591
Bank borrowings	713,292	1,180,762	1,894,054
Financial Leasing	26,949	62,491	89,440
Government Loans	334	4,074	4,408
Swap and Forward	107	23,996	24,103

Other Financial Liabilities	893,604	4,156,992	5,050,596

Trades and Other Payables	630,980	361	631,341
Related party payables	14,406	—	14,406

Accounts Payable, Total	645,386	361	645,747

Financial Liabilities, Total	1,538,990	4,157,353	5,696,343

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

The following table details Arauco’s financial assets measured at fair value through profit or loss:

	December 2014 ThU.S.$	December 2013 ThU.S.$	Period Variation
Fair value through profit or loss (held for trading)	128,985	112,131	15%
Forward	0	696	-100%
Mutual Funds	128,985	111,435	16%

Mutual Funds:

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in local currency or in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted by Arauco’s Investment Policy. At the date of these financial statements the Company has increased its position in these instruments compared to December 2013 by 15%.

The following table sets forth the risk classification of mutual funds as of December 31, 2014 and 2013:

	December 2014	December 2013
	ThU.S.$	ThU.S.$
AAAfm	128,833	109,397
AAfm	152	2,038
Total Mutual Funds	128,985	111,435

Hedging Instruments

As of December 31, 2014, Arauco held certain derivatives designated as hedging instruments for cash flow hedge purposes. Specifically, Arauco has designated cross currency swaps as hedging instruments whose fair value was ThU.S.$4,409 for those in an asset position and ThU.S.$113,956 for those in a liability position, which are presented in the consolidated statements of financial position in the line items “other non-current financial assets” and “other non-current financial liabilities”, respectively. In addition, Arauco holds foreign currency forwards whose fair value was ThU.S.$1,111 for those in an asset position and ThU.S.$151 for those in a liability position, which are presented in the consolidated statements of financial position in the line items “other current financial assets” and “other non-current financial liabilities,” respectively. Lastly, Arauco held a collar option for fuel prices with a total fair value of ThU.S.$948 which is currently in a liability position recorded in the consolidated statement of financial position in the line item “other non-current financial liabilities.” The effects of the changes in the fair value of the aforementioned derivatives are presented within equity as other comprehensive income, net of the effects of exchange rate differences and income taxes.

Nature of Risk

Arauco is exposed to the risk of variability in cash flows from changes in foreign exchange rates and inflation, mainly due to balances of assets denominated in U.S. Dollars and liabilities denominated in UF (obligations to the public), which causes mismatches that could affect operating results.

Cross currency swap contracts that Arauco owns at December 31, 2014 are detailed in the following table:

Bond	Institution	Amount U.S.$	Amount UF	Rate US$	Rate UF	Starting date	Ending date	Market Value-US$
F	Deutsche	43,618,307	1,000,000	5.29%	4.25%	10/30/2011	10/30/2021	(5,832,659)
F	JP Morgan	43,618,307	1,000,000	5.23%	4.25%	10/30/2011	10/30/2021	(5,664,479)
J	Corpbanca	42,864,859	1,000,000	5.20%	3.25%	9/1/2010	9/1/2020	(7,124,652)
J	BBVA	42,864,859	1,000,000	5.20%	3.25%	9/1/2010	9/1/2020	(7,124,652)
J	Deutsche	42,864,859	1,000,000	5.25%	3.25%	9/1/2010	9/1/2020	(7,244,256)
J	Santander	42,873,112	1,000,000	5.17%	3.25%	9/1/2010	9/1/2020	(7,059,431)
J	BBVA	42,864,257	1,000,000	5.09%	3.25%	9/1/2010	9/1/2020	(6,847,910)
P	Corpbanca	46,474,122	1,000,000	4.39%	3.96%	5/15/2012	11/15/2021	(7,311,966)
P	JP Morgan	47,163,640	1,000,000	3.97%	3.96%	11/15/2012	11/15/2021	(6,781,898)
F	Deutsche	37,977,065	1,000,000	4.69%	4.25%	4/30/2014	4/30/2019	3,405,955
F	BBVA	38,426,435	1,000,000	5.75%	4.25%	10/30/2014	4/30/2023	(1,016,846)
F	BBVA	38,378,440	1,000,000	5.61%	4.25%	10/30/2014	4/30/2023	(562,270)
F	Santander	37,977,065	1,000,000	5.59%	4.25%	10/30/2014	4/30/2023	4,637
F	BCI	37,621,562	1,000,000	5.54%	4.25%	10/30/2014	4/30/2023	594,603
P	BBVA	42,412,852	1,000,000	5.00%	3.96%	11/15/2013	11/15/2023	(4,506,353)
P	Santander	41,752,718	1,000,000	4.93%	3.96%	11/15/2013	11/15/2023	(3,446,481)
P	Deutsche	41,752,718	1,000,000	4.92%	3.96%	11/15/2013	11/15/2023	(3,412,159)
R	Santander	128,611,183	3,000,000	5.15%	3.60%	10/1/2014	4/1/2024	(21,259,580)
R	JP Morgan	43,185,224	1,000,000	4.84%	3.60%	10/1/2014	4/1/2024	(6,300,824)
R	Corpbanca	43,277,070	1,000,000	4.80%	3.60%	10/1/2014	4/1/2024	(6,262,974)
Q	BCI	43,185,224	1,000,000	3.48%	3.00%	10/1/2014	4/1/2021	(3,171,417)
Q	BCI	43,196,695	1,000,000	3.40%	3.00%	10/1/2014	4/1/2021	(3,024,722)

Based on its test of effectiveness, Arauco determined that the hedging instrument is highly effective to offset the variability in cash flows of the hedged item from changes in the exchange rate.

Moreover, our results are exposed to changes the price of certain fuels. To minimize the risk we limited the volatility of future cash flows associated with the purchase of oil No. 6 for year 2015 taking a derivative of approximately 674,000 barrels ensures a bounded range of the purchase price.

Hedging Strategy

Considering that Arauco has a high percentage of assets denominated in U.S. Dollars (its functional currency), it is exposed to the risk of exchange rate and inflation as it has bonds issued denominated in U.F. (Chilean inflation-indexed, peso-denominated monetary unit). The objective of entering into cross currency swaps is to hedge the variability in cash flows for the U.F. exchange rate, exchanging the cash flows from the bonds issued denominated in U.F., with cash flows in U.S. Dollar at a fixed exchange rate determined at inception of the cross currency swaps.

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

Loans and receivables are measured at amortized cost using the effective interest method and are tested for impairment. Financial assets that are classified as loans and receivables are: cash and cash-equivalents, time deposits, repurchase agreements, trade and other current/non-current receivables, and account receivables from related parties.

	December 2014 ThU.S.$	December 2013 ThU.S.$
Loans and Receivables	1,761,300	1,316,427
Cash and cash equivalents, less Mutual funds	842,167	555,777
Cash	158,002	155,538
Time Deposits	669,545	391,588
Agreements	14,620	8,651
Trade and other receivables and account receivables from related companies	919,133	760,650
Trades and Other receivables	650,077	580,045
Other receivables	112,832	172,362
Accounts receivable from related companies	156,224	8,243

Cash and Cash Equivalents: Includes cash on hand, bank checking accounts balances and time deposits and other short term highly liquid investments with an original maturity of three months or less. They are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

The following table sets forth the cash and cash equivalents balances classified by currency as of December 31, 2014 and 2013.

	12-31-2014	12-31-2013
	ThU.S.$	ThU.S.$
Cash and Cash Equivalents	971,152	667,212
US Dollar	877,418	534,575
Euro	8,114	4,681
Other currencies	62,381	86,073
Chilean Pesos	23,239	41,883

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

The provision for doubtful accounts is presented as a deduction of trade and other receivables. The provision for doubtful accounts is established based on an analysis of the age of the portfolio and considering the insurance coverage on accounts receivable. Other conditions are assessed for example when there is objective evidence that Arauco will not receive payments under the original sale terms and when the customer is a party to a bankruptcy court agreement or cessation of payments, and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

Accounts receivable from related parties: Represent accounts receivable from entities with which Arauco has a relationship, as defined by IAS 24 and are generated in the normal course of business, operating and financing activities.

The following table sets forth trade and other current/non-current receivables classified by currencies as of December 31, 2014 and December 31, 2013:

	12-31-2014	12-31-2013
	ThU.S.$	ThU.S.$
Trades and other current receivables	731,908	711,678
US Dollar	464,219	446,386
Euros	72,353	33,072
Other currencies	98,130	113,399
Chilean Pesos	96,241	117,827
U.F.	965	994

Accounts receivable from related parties, current	4,705	8,243
US Dollar	0	135
Other currencies	1,998	3,654
Chilean Pesos	2,707	4,454

Trade and other non-current receivables	31,001	40,729
US Dollar	26,773	35,743
Chilean Pesos	3,591	3,226
U.F.	637	1,760

Accounts receivable from related parties, non-current	151,519	0
Others Currencies	151,519	0

The following table summarizes Arauco’s categories of financial assets at the end of each reporting period:

	December 2014 ThU.S.$	December 2013 ThU.S.$
Financial Assets	1,894,694	1,475,914
Fair value through profit or loss	128,985	111,435
Mutual Funds	128,985	111,435
Hedging Assets	4,409	48,052
Loans and receivables	1,761,300	1,316,427

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

		December	December	December	December
		2014	2013	2014	2013
	Currency	Amortized Cost ThU.S.$		Fair Value ThU.S.$
Total Financial Liabilities		5,714,872	5,672,240	6,088,948	5,951,119
Bonds Issued	U.S. Dollar	2,686,994	2,184,294	2,834,364	2,309,763
Bonds Issued	U.F.	971,333	854,297	1,038,908	883,237
Bank borrowings	U.S. Dollar	1,220,359	1,784,339	1,373,857	1,759,019
Bank borrowings	Other currencies	98,856	109,715	104,489	259,505
Government Loans	U.S. Dollar	3,893	4,408	3,893	4,408
Financial Leasing	Other currencies	93,540	85,019	93,540	85,019
Financial Leasing	Chilean Pesos	3,449	4,354	3,449	4,354
Financial Leasing	U.S. Dollar	6	67	6	67
Trades and Other Payables	U.S. Dollar	188,074	229,621	188,074	229,621
Trades and Other Payables	Euro	44,887	7,434	44,887	7,434
Trades and Other Payables	Other currencies	62,162	63,500	62,162	63,500
Trades and Other Payables	Chilean Pesos	332,948	328,370	332,948	328,370
Trades and Other Payables	U.F.	2,335	2,416	2,335	2,416
Related party payables	U.S. Dollar	1,612	2,893	1,612	2,893
Related party payables	Chilean Pesos	4,424	11,513	4,424	11,513

The financial liabilities at amortized cost presented in the consolidated statements of financial positions as of December 31, 2014 and 2013 are as follows:

	December 2014
	Current ThU.S.$	Non Current ThU.S.$	Total
Other financial liabilities	739,515	4,338,915	5,078,430
Trade and other payables	630,406	—	630,406
Related Party Payables	6,036	—	6,036
Total Financial Liabilities Measured at Amortized Cost	1,375,957	4,338,915	5,714,872

	December 2013
	Current ThU.S.$	Non Current ThU.S.$	Total
Other financial liabilities	893,497	4,132,996	5,026,493
Trade and other payables	630,980	361	631,341
Related Party Payables	14,406	—	14,406
Total Financial Liabilities Measured at Amortized Cost	1,538,883	4,133,357	5,672,240

Financial Liabilities Measured at Fair Value

At the closing date, Arauco held interest rate swaps as financial liabilities at fair value through profit or loss.

The table below sets forth Arauco’s categories of financial liabilities at the end of each reporting period:

Financial Liabilities	December 2014 ThU.S.$	December 2013 ThU.S.$
Total Financial Liabilities	5,832,604	5,696,343
Financial liabilities at fair value through profit or loss (held for trading)	2,677	0
Hedging Liabilities	115,055	24,103
Financial Liabilities Measured at Amortized Cost	5,714,872	5,672,240

Cash Flow Hedges Amounts Recognized in Other Comprehensive Income

The following table sets forth the reconciliation of cash flow hedges presented in Other Comprehensive Income:

	2014	2013
	ThU.S.$	ThU.S.$
Opening balance	(21,507)	(46,016)
Fair value gains (losses) arising during the year	(137,559)	(22,677)
Exchange differences of bonds hedged	80,807	50,875
Finance costs	13,524	7,591
Settlements during the period	949	(5,880)
Deferred taxes	10,764	(5,400)
Closing balance	(53,022)	(21,507)

Effect in Profit or Loss

The following table sets forth the net gains/losses and impairment losses recognized in the statement of income on financial instruments:

		Net Gain (loss)		Impairment
Assets	Financial Instrument	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Financial assets measure at fair value througth profit or loss	Swap	0	3,035
	Forward	3,894	993
	Mutual Funds	3,598	1,718
	Total	7,492	5,746	—	—

Loans and Receivables	Fix terms deposits	10,189	8,819
	Resale agreements	1,443	1,383
	Trades and Other receivables	—	—	(2,681)	2,138
	Total	11,632	10,202	(2,681)	2,138

Hedges Instruments	Cash flow swap	(13,524)	(5,880)
	Total	(13,524)	(5,880)

Liabilities
At amortized cost	Bank loans	(33,466)	(29,259)
	Bond issued obligations	(186,334)	(170,268)
	Total	(219,801)	(199,527)	—	—

Fair Value Hierarchy of Financial Assets and Liabilities

The assets and liabilities measured at fair value in the consolidated statements of financial position as of December 31, 2014, have been measured based on the valuation methodologies provided in IAS 39. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

•	Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities.

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

Thousands of dollars	Fair Value December 2014	Fair value hierarchy levels
		Level 1	Level 2	Level 3
Financial assets measured at fair value
Swap (Assets)	4,409	0	4,409	0
Forward	0	0	0	0
Mutual Funds	128,985	128,985	0	0
Financial liabilities measured at fair value
Swap (Liabilities)	116,633	0	116,633	0
Forward (Liabilities)	151	0	151	0
Options (Liabilities)	948	0	948	0

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

Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings and bonds issued).

Quantitative Information on Capital Management

The following table sets forth the financial covenants that the Company has to comply with as part of the terms of certain of its obligations:

Instrument	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$	Coverage Ratio equal to or greater than 2.0 times		Debt to equity ratio(1) <= 1,2
Domestic bonds	971,333	854,297		N/R	Ö
Bilateral BBVA Bank Loan	45,105	75,186	Ö		Ö
Crédito Bilateral Scotiabank	0	199,398	Ö		Ö
Other Credits	830,197	1,176,869		No reservations are required
Foreign bonds	2,686,994	2,184,294		No reservations are required
Flakeboard credit with Arauco warranty	149,613	149,286	Ö		Ö
Syndicate Loan	298,193	297,723	Ö		Ö

N/R: Not required for the financial obligation

(1)	Debt to equity ratio (financial debt divided by equity plus non-controlling interests)

As of December 31, 2014 and 2013, Arauco has complied with all of its financial covenants.

The following table sets forth the credit ratings of our debt instruments as of December 31, 2014, are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local bonds	—	AA -	—	AA -
Foreign bonds	BBB -	BBB	Baa3	—

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

The capitalization of Arauco as of December 31, 2014 and 2013 is as follows:

Thousands of dollars	12-31-2014	12-31-2013
Equity	6,814,736	7,044,540
Bank borrowings	1,323,108	1,898,462
Financial leasing	96,995	89,440
Bonds issued	3,658,327	3,038,591

Capital	11,893,166	12,071,033

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

Arauco’s financial risk management is overseen by the Corporate Finance Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units.

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

As a policy for its trade receivables, Arauco entered into insurance policies for open account sales. The insurance policies are used to cover export sales from Arauco, Aserraderos Arauco S.A., Paneles Arauco S.A., Forestal Arauco S.A., Alto Paraná S.A. and Arauco do Brasil S.A. as well as domestic sales of Arauco Distribución S.A., Arauco México S.A. de C.V., Arauco Wood Inc., Arauco Colombia S.A., Arauco Perú S.A., Arauco Panels USA LLC, Flakeboard Co Ltd., Flakeboard America Ltd., Alto Paraná S.A. (and subsidiaries), Celulosa Arauco S.A, Aserraderos Arauco S.A, Paneles Arauco S.A and Arauco do Brasil S.A.. Arauco contracts its insurance policies with Continental Credit Insurance Company (rated AA- by credit agencies as Humphreys and Fitch Ratings on April 4, 2012). The insurance policies cover 90% of the amount invoiced with no deductible.

In order to secure a credit line or an advanced payment to a supplier approved by the Credit Committee, Arauco receives several types of guarantees, such as mortgages, pledges, standby letters of credit, certificates of deposit, checks, promissory notes, mutual loans or any other guarantee that may be requested pursuant to each country’s legislation.

As of December 2014, the total amount of guarantees given was US$137 million which is summarized in the following table. The procedure of guarantees is regulated by the Policies of Arauco’s Guarantees which aims to control the accounting, the maturity and the valuation of these.

Guarantees Arauco Group
Guarantees Debtors (received from clients)	108,821,493	79%
Certificate of deposits	5,212,238	5%
Standby	24,722,000	23%
Promissory notes	55,237,805	51%
Finance	10,061,730	9%
Mortgage	6,621,369	6%
Pledge	1,566,351	1%
Promissory notes	5,400,000	5%
Guarantees Creditors (received from suppliers)	28,592,959	21%
Certificate of deposits	20,262,126	71%
Standby	628,309	2%
Promissory notes	2,619,519	9%
Mortgage	3,400,955	12%
Pledge	1,318,184	5%
Term deposit	358,118	1%
Deposit	5,749	0.02%
Total Guarantees	137,414,452	100%

At the end of each reporting period, the Company’s maximum credit risk exposure is limited to the carrying amount of the recognized trade receivables less the amounts receivable insured by credit insurance companies and the guarantees received by Arauco.

As of December 31, 2014, Arauco’s consolidated revenues from sales were ThU.S.$5,328,665 of which 62.20% correspond to credit sales, 29.07% to sales with letters of credit, and 8.73% to other classes of sales.

As of December 31, 2014, of the trade receivables balance of ThU.S.$660.352 that had agreed term of sales, 56.70% corresponded to credit sales, 41.89% to sales with letters of credit and 1.41% to other classes of sales, distributed among 2,236 customers. The customer with the largest open account outstanding did not exceed 2.39% of total.

Arauco has not entered into any refinancing or renegotiations with its customers which involve amendments to the invoice due, and if necessary, any renegotiation of debt with a customer will be analyzed on a case by case basis and approved by the Corporate Finance Department.

The receivables covered by credit insurance and collateral were 99.3%. Therefore, Arauco’s credit risk exposure of its portfolio is 0.7%.

Secured Open Account Receivables	ThU.S.$	%
Total open account receivables	374,441	100.0
Secured Receivables (*)	371,820	99.3
Unsecured Receivables	2,621	0.7

(*)	Secured receivables are defined as the amount of trade receivables that are covered by credit insurance or collateral such as: stand-by letter of credits, mortgage or certificates of deposit, among others.

Accounts exposed to this type of risk are: trade receivable, financial lease debtors and other debtors.

Arauco does not have a securitized portfolio.

	December 2014 ThU.S.$	December 2013 ThU.S.$
Current Receivables

Trades receivables	649,892	577,868
Financial lease receivables	136	969
Other Debtors	81,880	132,841
Net subtotal	731,908	711,678

Trades receivables	660,352	586,506
Financial lease receivables	213	969
Other Debtors	89,864	140,042
Gross subtotal	750,428	727,517

Provision for doubtful trade receivables	10,460	8,638
Provision for doubtful lease receivables	77	—
Provision for doubtful other debtors	7,984	7,201
Subtotal Bad Debt	18,520	15,839

Non Current Receivables

Trades receivables	32	1,078
Financial lease receivables	17	130
Other Debtors	30,952	39,521
Net Subtotal	31,001	40,729

Trades receivables	32	1,078
Financial lease receivables	17	130
Other Debtors	30,952	39,521
Gross subtotal	31,001	40,729

Provision for doubtful trade receivables	—	—
Provision for doubtful lease receivables	—	—
Provision for doubtful other debtors	—	—
Subtotal Bad Debt	—	—

The following table sets forth the reconciliation of changes in the allowance for doubtful accounts as of December 31, 2014 and 2013:

	12-31-2014	12-31-2013
	ThU.S.$	ThU.S.$
Opening balance	8,637	12,972
Impairment losses recognized on receivables	2,081	101
Reversal of impairment losses	(258)	(4,436)
Closing balance	10,460	8,637

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

The Credit and Collections Department, which reports to the Corporate Finance Department, is responsible for minimizing receivables credit risk and supervising past due accounts. It is also responsible for the approval or rejection of credit limits for all sales. The standards and procedures governing the control and risk management of credit sales are set forth, in the Company’s Credit Policy.

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

Of total trade receivables as of December 31, 2014, 95.51% are current (i.e. non-past due), 0.31% are between 1 and 30 days past due, 0.39% are between 30 and 60 days past due, 0.18% are between 61 and 90 days past due, 0.11% are between 91 and 120 days past due, 0.03% are between 121 and 150 days past due, 0.10% are between 151 and 180 days past due, 0.03% are between 180 and 210 days past due, 0.05% are between 211 and 250 days past due, and 3.31% are more than 250 days past due.

December 31, 2014

Age of trade receivables

Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S.$	630,681	2,042	2,546	1,188	735	168	666	173	298	21,856	660,352
%	95.51%	0.31%	0.39%	0.18%	0.11%	0.03%	0.10%	0.03%	0.05%	3.31%	100.00%

Financial deterioration in sections

Días	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S.$	-26	0	0	-40	78	-432	0	-11	3	-10,031	-10,460
%	0.25%	0.00%	0.00%	0.39%	-0.75%	4.13%	0.00%	0.11%	-0.03%	95.90%	100.00%

December 31, 2013

Age of trade receivables

Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S.$	513,393	63,458	630	1,278	392	0	257	0	90	7,008	586,506
%	87.53%	10.82%	0.11%	0.22%	0.07%	0.00%	0.04%	0.00%	0.02%	1.19%	100.00%

Financial deterioration in sections

Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S.$	5	0	-9	8	1	15	-55	211	-34	-8,780	-8,638
%	-0.06%	0.00%	0.11%	-0.09%	-0.0074%	-0.17%	0.64%	-2.44%	0.39%	101.63%	100.00%

Arauco has recognized provisions for doubtful accounts on trade receivables for a total of U.S.$7.02 million over the last five years which represents 0.31% of total revenues from sales during that five-year period.

Provisions for doubtful accounts of trade receivables as a percentage of total revenues from sales

	2014	2013	2012	2011	2010	Last 5 years
Percentage of impairment losses	-0.010%	0.0090%	0.01%	0.15%	0.01%	0.031%

The amount recovered through possession of collateral, credit insurance reimbursements or any other credit enhancement during the year 2014 was ThU.S.$1,276, which represents 53.68% of the total provisioned assets.

Explanation of any changes to risk exposure or changes in objectives, processes and policies regarding previous years’ risk management.

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

For financial instruments, the only permitted investments are fixed income investments with adequate liquidity. Each instrument has defined classifications and limits, depending on duration and type of issuer.

Regarding intermediaries (such as banks, securities brokers and broker/dealers of mutual funds), a scoring methodology is used to determine the relative degree of risk of each intermediary based on their financial position and assign score points that result in a credit risk rating to each intermediary. Arauco uses this scoring system to determine its investment limits for each intermediary.

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

The following tables detail Arauco’s liquidity analysis for its financial liabilities as of December 31, 2014 and 2013. The tables have been drawn up based on the contractual undiscounted cash outflows and their remaining contractual maturities:

December 31, 2014:

				Maturity							Total
Tax ID	Name	Currency	Name - Country Loans with banks	to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type Amortization	Effective rate	Nominal rate
—	Flakeboard Company Limited	U.S. Dollar	J.P.Morgan - Estados Unidos	—	30,433	61,919	60,644	55	—	—	30,433	122,618	Maturity	Libor +1.35%	Libor +1.35%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco BBVA - Estados Unidos	30,105	—	15,154	—	—	—	—	30,105	15,154	(i) semmiannual; (k) semmiannual from 2011	Libor 6 monthly + 0.2%	Libor 6 monthly + 0.2%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Bancoestado NY	9,063	9,000	9,000	—	—	—	—	18,063	9,000	(i) semmiannual; (k) semmiannual from 2011	Libor 6 monthly + 0.2%	Libor 6 monthly + 0.2%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	—	22	299,223	—	—	—	—	22	299,223	Maturity	1.42%	1.42%
—	Alto Parana S.A.	Argentine Pesos	Banco Macro- Argentina	—	75	—	146	—	—	—	75	146	Maturity	15.25%	15.25%
—	Alto Parana S.A.	Argentine Pesos	Banco Galicia- Argentina	—	469	468	—	—	—	—	469	468	Maturity	15.25%	15.25%
—	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank	128	—	6,281	7,123	7,095	7,115	6,551	128	34,164	Maturity	Libor + 1.80%	Libor + 1.80%
—	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank	2,189	—	5,096	4,866	4,637	4,407	15,324	2,189	34,330	Maturity	Libor + 2.05%	Libor + 2.05%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Finnish Export Credit	48,487	—	70,569	67,723	64,876	62,030	194,683	48,487	459,882	semmiannual	3.20%	3.20%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Interamerican Development bank	6,267	—	10,612	10,382	10,153	9,923	37,397	6,267	78,467	semmiannual	Libor + 2.05%	Libor + 2.05%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Interamerican Development bank	645	—	20,273	21,115	21,087	21,107	20,545	645	104,126	semmiannual	Libor + 1.80%	Libor + 1.80%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Dnb Nor Bank	324	—	—	—	—	—	—	324	—	Maturity	Libor + 2.05%	Libor + 2.05%
—	Eufores S.A.	U.S. Dollar	Banco BBVA - Uruguay	9,119	3,015	—	—	—	—	—	12,134	—	Maturity	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco Republica Oriental de Uruguay	10,110	25,088	—	—	—	—	—	35,198	—	Maturity	Libor + 1.75%	Libor + 1.75%
—	Eufores S.A.	U.S. Dollar	Citibank	—	2,505	—	—	—	—	—	2,505	—	Maturity	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco HSBC- Uruguay	1,201	—	—	—	—	—	—	1,201	—	Maturity	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco Itau - Uruguay	5,062	5,003	—	—	—	—	—	10,065	—	Maturity	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Heritage	—	1,356	—	—	—	—	—	1,356	—	Maturity	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco Santander	—	20,111	—			—	—	20,111	—	Maturity	Libor + 2.00%	Libor + 2.00%
—	Arauco Do Brasil S.A.	Real	Banco ABC	32	—	1	62	—	—	—	32	63	Maturity	2.50%	2.50%
—	Arauco Do Brasil S.A.	Real	Banco Bradesco	101	—	—	—	—	—	—	101	—	Maturity	8.70%	8.70%
—	Arauco Do Brasil S.A.	Real	Banco Bradesco	2,266	3,220	—	—	—	—	—	5,486	—	Maturity	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Banco do Brasil - Brasil	140	—	177	17	1	—	—	140	196	Maturity	8.70%	8.70%
—	Arauco Do Brasil S.A.	Real	Banco do Brasil - Brasil	—	6,473	—	—	—	—	—	6,473	—	Maturity	9.80%	9.80%
—	Arauco Do Brasil S.A.	Real	Banco HSBC - Brasil	37	—	—	—	—	—	—	37	—	Maturity	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Banco HSBC - Brasil	136	—	11,319	—	—	—	—	136	11,319	Maturity	8.00%	8.00%
—	Arauco Do Brasil S.A.	Real	Banco Itau - Brasil	28	—	—	—	—	—	—	28	—	Monthly	4.50%	4.50%
—	Arauco Do Brasil S.A.	Real	Banco Itau - Brasil	26	—	6	—	—	—	—	26	6	Maturity	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Banco Itau - Brasil	253	—	183	26	1	—	—	253	210	Maturity	8.70%	8.70%
—	Arauco Do Brasil S.A.	U.S. Dollar	Banco JP Morgan	—	8,972	—	—	—	—	—	8,972	—	Maturity	1.41%	1.41%
—	Arauco Do Brasil S.A.	Real	Banco Santander	166	—	18,865	—	—	—	—	166	18,865	Maturity	8.00%	8.00%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	50	—	32	5	—	—	—	50	37	Maturity	8.70%	8.70%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	62	—	14	114	—	—	—	62	128	Maturity	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Fdo. Desenvolvimiento Econom. - Brasil	51	—	—	62	—	—	—	51	62	Monthly	0.00%	0.00%
—	Arauco Florestal Arapoti S.A.	Real	Banco Itau	12	—	1	1	26	—	—	12	28	Maturity	2.50%	2.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Itau	56	—	—	—	—	172	—	56	172	Maturity	3.50%	3.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Itau	7	—	—	—	—	23	—	7	23	Maturity	3.50%	3.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Bradesco	11,825	—	—	—	—	93	—	11,825	93	Maturity	5.50%	5.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Votorantim	—	6	107	78	14	—	463	6	662	Maturity	0.50%	0.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Safra	109	—	—	—	—	350	—	109	350	Maturity	0.60%	0.60%
—	Arauco Forest Brasil S.A.	Real	Banco Bradesco	—	7,430	—	—	—	—	—	7,430	—	Maturity	5.50%	5.50%
—	Arauco Forest Brasil S.A.	Real	Banco Bradesco	—	10,369	—	—	—	—	—	10,369	—	Maturity	6.50%	6.50%
—	Arauco Forest Brasil S.A.	Real	Banco Bradesco	70	—	—	429	—	316	—	70	745	Maturity	6.00%	6.00%
—	Arauco Forest Brasil S.A.	Real	Banco Itau -Brasil	158	—	13	41	—	—	—	158	54	Maturity	4.75%	4.75%
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim - Brasil	46	—	107	78	14	2,508	—	46	2,707	Monthly	8.80%	8.80%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim - Brasil	6	—	12	5	—	403	—	6	420	Maturity	3.30%	3.30%
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim - Brasil	—	6	107	78	14	—	311	6	510	Maturity	5.00%	5.00%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito A	—	2	276	276	276	276	1,318	2	2,424	Maturity	7.91%	7.91%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito B	—	1	187	187	187	187	853	1	1,601	Maturity	8.91%	8.91%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Bndes Subcrédito C	4	—	89	89	89	89	555	4	909	Maturity	6.55%	6.55%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito D	1	—	235	235	235	235	1,032	1	1,974	Maturity	10.11%	10.11%
—	Arauco Forest Brasil S.A.	Real	Banco do Brasil - Brasil	1,145	—	—	—	—	—	—	1,145	—	Maturity	9.80%	9.80%
—	Arauco Forest Brasil S.A.	Real	Banco John Deere	305	—	—	—		—	—	305	—	Maturity	6.00%	6.00%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito E-I	24	—	537	537	537	537	8,912	24	11,058	Maturity	7.91%	7.91%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito F-J	17	—	363	363	363	363	5,469	17	6,919	Maturity	8.91%	8.91%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollar	Bndes Subcrédito G-K	61	—	172	172	172	172	4,589	61	5,276	Maturity	6.55%	6.55%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito H-L	22	—	457	457	457	457	6,240	22	8,069	Maturity	10.11%	10.11%

			Total	139,916	133,554	531,856	175,310	110,288	110,762	304,242	273,470	1,232,458

				Maturity							Total
Tax ID	Name	Currency	Name Country Bonds	To 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 Years ThU.S.$	2 to 3 Years ThU.S.$	3 to 4 Years ThU.S.$	4 to 5 Years ThU.S.$	More than 5 Years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type Amortization	Effective Rate	Nominal Rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	—	1,992	11,949	11,949	11,949	36,494	305,191	1,992	377,534	(i) semmiannual; (k) maturity	4.24%	4.25%
93.458.000-2	Celulosa Arauco y Constitución S.A.	UF	Barau-J	2,181	—	9,160	9,160	9,160	9,160	211,959	2,181	248,599	(i) semmiannual; (k) maturity	3.23%	3.22%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-P	—	1,027	8,038	8,038	8,038	8,038	262,316	1,027	294,469	(i) semmiannual; (k) maturity	3.96%	3.96%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-Q	604	—	2,417	12,676	22,482	21,878	31,683	604	91,137	(i) semmiannual; (k) maturity	2.98%	2.98%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-R	1,810	—	7,241	7,241	7,241	7,241	314,074	1,810	343,039	(i) semmiannual; (k) maturity	3.58%	3.57%
—	Alto Paraná S.A.	U.S. Dollar	Bono 144 A - Argentina	—	1,004	17,213	277,349	—	—	—	1,004	294,562	(i) semmiannual; (k) maturity	6.39%	6.38%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2019	15,205	—	36,250	36,250	36,250	532,713	—	15,205	641,463	(i) semmiannual; (k) maturity	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2nd Offering	2,734	—	9,375	134,189	—	—	—	2,734	143,564	(i) semmiannual; (k) maturity	7.50%	7.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 6th Offering	—	373,848	—	—	—	—	—	373,848	—	(i) semmiannual; (k) maturity	5.64%	5.63%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	8,889	—	20,000	20,000	20,000	20,000	425,291	8,889	505,291	(i) semmiannual; (k) maturity	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2022	11,215	—	23,750	23,750	23,750	23,750	549,617	11,215	644,617	(i) semmiannual; (k) maturity	4.77%	4.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2024	9,937	—	22,500	22,500	22,500	22,500	601,109	9,937	691,109	(i) semmiannual; (k) maturity	4.52%	4.50%

			Total	52,575	377,871	167,894	563,104	161,371	681,774	2,701,241	430,446	4,275,384

				Maturity							Total
Tax ID	Name	Currency	Name Country Other Loans	To 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 Years ThU.S.$	2 to 3 Years ThU.S.$	3 to 4 Years ThU.S.$	4 to 5 Years ThU.S.$	More than 5 Years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type Amortization	Effective Rate	Nominal Rate
—	Flakeboard Company Limited	U.S. Dollar	Business New Brunswick	—	3,785	—	—	—	—	—	3,785	—	Maturity	—	4.30%
—	Flakeboard Company Limited	U.S. Dollar	SSM EDC	—	108	—	—	—	—	—	108	—	Maturity	—	1.80%

			Total	0	3,893	0	0	0	0	0	3,893	0

				Maturity							Total
Tax ID	Name	Currency	Name Country Lease	To 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 Years ThU.S.$	2 to 3 Years ThU.S.$	3 to 4 Years ThU.S.$	4 to 5 Years ThU.S.$	More than 5 Years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type Amortization	Effective Rate	Nominal Rate
85.805.200-9	Forestal Arauco S.A.	UF	Banco Santander	979	2,089	883	883	485	—	—	3,068	2,250	Monthly	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco Scotiabank	982	2,945	3,897	3,897	3,108	—	—	3,927	10,902	Monthly	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco Estado	259	777	1,024	1,024	1,789	—	—	1,036	3,836	Monthly	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco de Chile	3,241	9,904	9,011	9,011	7,097	—	—	13,145	25,119	Monthly	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco BBVA	2,102	7,325	6,822	6,822	7,187	—	—	9,427	20,830	Monthly	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Santander	222	609	799	799	557	—	—	831	2,154	Monthly	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Chile	66	200	88	88	23	—	—	266	198	Monthly	—	—
—	Arauco Colombia S.A.	U.S. Dollar	Banco BBVA	—	3		—	—	—	—	3	—	Monthly	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco Santander	—	3		—	—	—	—	3	—	Monthly	—	—

			Total	7,851	23,855	22,522	22,522	20,246	0	0	31,706	65,289

December 31, 2013:

				Maturity							Total
Tax ID	Name	Currency	Name - Country Loans with banks	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 years ThU.S.$	3 to 5 years ThU.S.$	5 to 7 years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortization	Effective Rate %	Nominal Rate
—	Flakeboard Company Limited	U.S. Dollar	J.P.Morgan - United States	—	—	433	94,304	60,649	—	—	433	154,953	Maturity	—	Libor +1.35%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco BBVA - United States	—	15,186	15,000	45,541	—	—	—	30,186	45,541	(i) semiannual; (k) semiannualy from 2011	—	Libor 6 months + 0.2%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Bancoestado NY	—	9,111	9,000	27,000	—	—	—	18,111	27,000	(i) semiannual; (k) semiannualy from 2011	—	Libor 6 months + 0.2%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Santander- Chile	50,153	—	—	—	—	—	—	50,153	—	Maturity	—	0.58%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Santander- Chile	—	—	50,013	—	—	—	—	50,013	—	Maturity	—	0.43%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Santander- Chile	—	50,051	—	—	—	—	—	50,051	—	Maturity	—	0.37%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	—	—	199,398	—	—	—	—	199,398	—	Maturity	—	1.69%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	—	—	45	302,148		—	—	45	302,148	Maturity	—	1.42%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	30,004	—	—	—		—	—	30,004	—	Maturity	—	0.19%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Bancoestado	—	—	40,013	—		—	—	40,013	—	Maturity	—	0.51%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	—	—	40,009	—		—	—	40,009	—	Maturity	—	0.41%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Santander- Chile	—	30,005	—	—		—	—	30,005	—	Maturity	—	0.29%
—	Alto Parana S.A.	Argentine Pesos	Banco Macro- Argentina	—	4,757	—	—	—	—	—	4,757	—	Maturity	—	25.75%
—	Alto Parana S.A.	Argentine Pesos	Banco BBVA - Argentina	125	6,134	—	—	—	—	—	6,259	—	Maturity	—	26.25%
—	Alto Parana S.A.	Argentine Pesos	Banco Santander	3,217	—	—	—	—	—	—	3,217	—	Maturity	—	24.75%
—	Alto Parana S.A.	Argentine Pesos	Banco Galicia - Argentina	48	3,067	—	—	—	—	—	3,115	—	Maturity	—	26.00%
—	Alto Parana S.A.	Argentine Pesos	Banco BBVA - Argentina	4,696	—	—	—	—	—	—	4,696	—	Maturity	—	23.00%
—	Alto Parana S.A.	Argentine Pesos	Banco BBVA - Argentina	72	6,134	—	—	—	—	—	6,206	—	Maturity	—	19.40%
—	Alto Parana S.A.	Argentine Pesos	Banco Macro- Argentina	2	—	95	—	288	—	—	97	288	Maturity	—	15.25%
—	Alto Parana S.A.	Argentine Pesos	Banco Galicia- Argentina	—	—	409	818	—	—	—	409	818	Maturity	—	15.25%
—	Forestar Cono Sur S.A.	U.S. Dollar	Banco Republica Oriental de Uruguay	—	5,037	—	—	—	—		5,037	—	Maturity	—	Libor + 1.75%
—	Zona Franca Punta Pereira S.A.	U.S. Dollar	Interamerican Development Bank	—	1,288	—	—	—	—	18,780	1,288	18,780	Maturity	—	Libor + 2.05%
—	Zona Franca Punta Pereira S.A.	U.S. Dollar	Interamerican Development Bank	—	—	—	—	—	24,935	—	—	24,935	Maturity	—	Libor + 1.80%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollar	Finnish Export Credit	—	24,906	20,852	137,880	128,615	117,230	130,526	45,758	514,250	semiannual	—	3.20%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollar	Interamerican Development bank	—	3,199	1,970	27,841	27,326	25,487	34,786	5,169	115,440	semiannual	—	Libor + 2.05%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollar	Dnb Nor Bank	—	325	—	—	—	—	—	325	—	Maturity	—	Libor + 2.05%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollar	Interamerican Development bank	—	—	—	13,840	53,619	52,522	—	—	119,980	semiannual	—	Libor + 1.80%
—	Eufores S.A.	U.S. Dollar	Banco BBVA - Uruguay	—		12,047	—	—	—	—	12,047	—	Maturity	—	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco Republica Oriental de Uruguay	—	61	20,065	—	—	—	—	20,126	—	Maturity	—	Libor + 1.75%
—	Eufores S.A.	U.S. Dollar	Citibank	—	—	2,506	—	—	—	—	2,506	—	Maturity	—	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco HSBC- Uruguay	1,201	—	—	—	—	—	—	1,201	—	Maturity	—	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco Itau -Uruguay	55	—	10,005	—	—	—	—	10,060	—	Maturity	—	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	lloyds Bank	—	1,358	—	—	—	—	—	1,358	—	Maturity	—	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco Santander	—	—	20,090	—		—	—	20,090		Maturity	—	Libor + 2.00%
—	Arauco Do Brasil S.A.	Real	Banco ABC	37	—	—	3	107	—	—	37	110	Maturity	—	2.50%
—	Arauco Do Brasil S.A.	Real	Banco Alfa - Brasil	59	—	—	—	—	—	—	59	—	Monthly	—	6.80%
—	Arauco Do Brasil S.A.	Real	Banco Bradesco	137	—	—	120	—	—	—	137	120	Maturity	—	5.50%
—	Arauco Do Brasil S.A.	Real	Banco do Brasil - Brasil	160	—	—	417	—	—	—	160	417	Maturity	—	8.70%
—	Arauco Do Brasil S.A.	Real	Banco do Brasil - Brasil	6,683	—	—	—	—	—	—	6,683	—	Maturity	—	5.50%
—	Arauco Do Brasil S.A.	Real	Banco HSBC- Brasil	42	—	—	44	—	—	—	42	44	Maturity	—	5.50%
—	Arauco Do Brasil S.A.	Real	Banco HSBC- Brasil	—	135		13,303	—	—	—	135	13,303	Maturity		8.00%
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	54	—	—	33	—	—	—	54	33	Monthly	—	4.50%
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	29	—	—	39	—	—	—	29	39	Maturity	—	5.50%
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	223	—	—	447	—	—	—	223	447	Maturity	—	8.70%
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	65	—	—	129	—	—	—	65	129	Maturity	—	8.70%
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	2,036	—	—	—	—	—	—	2,036	—	Maturity	—	5.50%
—	Arauco Do Brasil S.A.	Real	Banco Santander	—	188		22,172	—	—	—	188	22,172	Maturity	—	8.00%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	57	—	—	109	—	—	—	57	109	Maturity	—	8.70%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	71	—	—	29	200	—	—	71	229	Maturity	—	5.50%
—	Arauco Do Brasil S.A.	Real	Fundo de Desenvolvimiento Econom. - Brasil	58	—	—	—	121	—	—	58	121	Monthly	—	0%
—	Arauco Florestal Arapoti S.A.	Real	Banco Itau	14	—	—	3	44	—	—	14	47	Maturity	—	2.50%
—	Arauco Forest Brasil S.A.	Real	Banco Bradesco	—	—	9,332	—	—	—	—	9,332	—	Maturity	—	5.50%
—	Arauco Forest Brasil S.A.	Real	Banco HSBC- Brasil	—	1,334	—	—	—	—	—	1,334	—	Maturity	—	5.50%
—	Arauco Forest Brasil S.A.	Real	Banco Itau -Brasil	246	—	—	247	—	—	—	246	247	Maturity	—	4.50%
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim - Brasil	52	—	—	651	274	2,844	—	52	3,769	Monthly	—	8.80%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim - Brasil	6	—	—	25	6	403	—	6	433	Maturity	—	3.30%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito A	—	2	—	—	—	—	555	2	555	Maturity	—	7.91%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito B	—	1	—	—	—	—	333	1	333	Maturity	—	8.91%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Bndes Subcrédito C	4	—	—	—	—	—	289	4	289	Maturity	—	6.55%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito D	—	1	—	—	—	—	369	1	369	Maturity	—	10.11%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito E-I	—	27	—	2,168	2,168	10,448	—	27	14,784	Maturity	—	7.91%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito F-J	—	18	—	1,465	1,465	6,433	—	18	9,363	Maturity	—	8.91%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollar	Bndes Subcrédito G-K	58	—	—	694	694	4,767	—	58	6,156	Maturity	—	6.55%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito H-L	—	21	—	1,847	1,847	7,368	—	21	11,062	Maturity	—	10.11%

			Total	99,664	162,346	451,282	693,315	277,423	252,437	185,638	713,292	1,408,812

				Maturity							Total
Tax ID	Name	Currency	Name - Country Bonds	0 to 1 month ThU.S.	1 to 3 months ThU.S.	3 to 12 months ThU.S.	1 to 3 years ThU.S.	3 to 5 years ThU.S.	5 to 7 years ThU.S.	More than 7 years ThU.S.	Current ThU.S.	Non Current ThU.S.	Type of Amortization	Effective Rate %	Nominal Rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-E	—	—	14,756	—	—	—		14,756	—	(i) semiannual; (k) Maturity	4.02%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	—	—	2,180	26,165	26,165	24,381	349,987	2,180	426,700	(i) semiannual; (k) Maturity	4.24%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-H	88,717	663	—	—	—	—	—	89,380	—	(i) semiannual; (k) Maturity	2.40%	2.25%
93.458.000-2	Celulosa Arauco y Constitución S.A.	UF	Barau-J	—	2,387	—	20,058	20,058	242,063	—	2,387	282,178	(i) semiannual; (k) Maturity	3.23%	3.22%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-P		—	1,125	17,601	17,601	17,601	278,324	1,125	331,126	(i) semiannual; (k) Maturity	3.96%	3.96%
—	Alto Paraná S.A.	U.S. Dollar	Bono 144 A - Argentina	—	—	1,004	34,425	276,829	—	—	1,004	311,254	(i) semiannual; (k) Maturity	6.39%	6.38%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2019	15,205	—	—	72,500	72,500	531,942	—	15,205	676,942	(i) semiannual; (k) Maturity	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2nd Offering	—	2,734	—	18,750	134,122	—	—	2,734	152,872	(i) semiannual; (k) Maturity	7.50%	7.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 5th Offering	—	—	—	—	—	—	—	—	—	(i) semiannual; (k) Maturity	5.14%	5.13%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 6th Offering	—	—	4,047	379,608	—	—	—	4,047	379,608	(i) semiannual; (k) Maturity	5.64%	5.63%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	8,889	—	—	40,000	40,000	40,000	404,475	8,889	524,475	(i) semiannual; (k) Maturity	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2022	11,215	—	—	47,500	47,500	47,500	524,486	11,215	666,986	(i) semiannual; (k) Maturity	4.77%	4.75%

			Total	124,026	5,784	23,112	656,607	634,775	903,487	1,557,272	152,922	3,752,141

				Maturity							Total
Tax ID	Name	Currency	Name - Country Others Loans	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 years ThU.S.$	3 to 5 years ThU.S.$	5 to 7 years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortization	Effective Rate %	Nominal Rate
—	Flakeboard Company Limited	U.S. Dollar	Business New Brunswick	—	—	—	3,956	—	—	—	—	3,956	Maturity	—	4.70%
—	Flakeboard Company Limited	U.S. Dollar	Fednor (industry Canada)	—	—	65		—	—	—	65	—	Maturity	—	0.00%
—	Flakeboard Company Limited	U.S. Dollar	SSM EDC	—	—	269	118	—	—	—	269	118	Maturity	—	1.80%

			Total	—	—	334	4,074	—	—	—	334	4,074

				Maturity							Total
Tax ID	Name	Currency	Name - Country Lease	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 years ThU.S.$	3 to 5 years ThU.S.$	5 to 7 years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortization	Effective Rate %	Nominal Rate
85.805.200-9	Forestal Arauco S.A.	UF	Banco Santander	499	802	2,970	6,936	635	—	—	4,271	7,571	Monthly	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco Scotiabank	284	568	2,557	6,819	4,577	—	—	3,409	11,396	Monthly	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco Estado	9	18	81	216	126	—	—	108	342	Monthly	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco de Chile	1,124	2,249	9,123	20,742	6,246	—	—	12,496	26,988	Monthly	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco BBVA	462	925	4,162	11,953	936	—	—	5,549	12,889	Monthly	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Santander	15	76	585	1,530	1,230	—	—	676	2,760	Monthly	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Chile	26	51	301	451	89	—	—	378	540	Monthly	—	—
—	Flakeboard Company Limited	U.S. Dollar	Automotive Leases	—	—	62	5	—	—	—	62	5		—	—

			Total	2,419	4,689	19,841	48,652	13,839	—	—	26,949	62,491

Guarantees provided

As of the date of these financial statements, Arauco has financial assets of approximately ThU.S.$71 that have been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.

As of December 31, 2014, the total assets pledged as an indirect guarantee were ThU.S.$1,066. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.

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

Direct and indirect guarantees granted by Arauco:

DIRECT
Subsidiary	Guarantee	Assets pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Guarantee Letter	—	Chilean Pesos	230	Dirección General del Territorio Marítimo y de Marina Mercante
Celulosa Arauco y Constitución S.A.	Insurance policy	—	Chilean Pesos	313	Bank Estado Chile
Celulosa Arauco y Constitución S.A.	Insurance policy	—	Chilean Pesos	133	Bank Estado Chile
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	329	Bank Itaú BBA S.A.
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	128	Bank Itaú BBA S.A.
Arauco Forest Brasil S.A.	Endorsement of Arauco do Brasil + Guarantee Letter AISA	—	US Dollar	361	Bank Votorantim S.A.
Arauco Forest Brasil S.A.	Mortgage Industrial Plant of Jaguariaíva of Arauco do Brasil	Property, plant and equipment	US Dollar	3,391	Bank Votorantim S.A.
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	1,129	Bank Votorantim S.A.
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	167	BNDES
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	121	BNDES
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	57,719	BNDES
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	907	Bank Bradesco S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	200	Bank Bradesco S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	483	Bank John Deere S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	166	Bank Votorantim S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	214	Bank HSBC Bank Brasil S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	116	Bank Itaú BBA S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	1,254	Bank Itaú BBA S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	557	Bank Do Brasil S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	247	Bank Votorantim S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	481	Bank ABC Brasil S.A.
Arauco Florestal Arapoti S.A.	Equipment	Property, plant and equipment	US Dollar	484	Bank Itaú BBA S.A.
Arauco Florestal Arapoti S.A.	Equipment	Property, plant and equipment	US Dollar	251	Bank ABC Brasil S.A.
Arauco Florestal Arapoti S.A.	Equipment	Property, plant and equipment	US Dollar	1,129	Bank Votorantim S.A.
Arauco Bioenergía S.A.	Guarantee Letter	—	Chilean Pesos	660	Minera Escondida Ltda.
Arauco Bioenergía S.A.	Guarantee Letter	—	Chilean Pesos	157	Minera Spence S.A.
				71,328

INDIRECT
Subsidiary	Guarantee	Assets pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Suretyship not supportive and cumulative	—	US Dollar	624,368	Joint arrangement-Uruguay
Celulosa Arauco y Constitución S.A.	Full Guarantee	—	US Dollar	150,000	Flakeboard (Canadá)
Celulosa Arauco y Constitución S.A.	Full Guarantee	—	US Dollar	270,000	Alto Paraná (bondholders)
Celulosa Arauco y Constitución S.A.	Letter of guarantee	—	Brazilian Real	22,023	Arauco Forest Brasil and Mahal (Brazil)
		Total		1,066,391

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

Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean Peso. This fluctuation range is considered possible given current market conditions at the closing date. With all other variables at a constant rate, a U.S. Dollar exchange rate variation of +/- 10% in relation to the Chilean Peso would mean a change in the net income after tax +/- 2.98% (equivalent to ThU.S.$ +/- 15,123), and +/- 0.13% of assets (equivalent to ThU.S.$ +/- 9,074).

The main financial instrument subject to the risk in exchange rate as of December 2013 corresponded to domestic bonds issued denominated in UF and that were not hedged with cross currency swaps described in the hedge accounting disclosures. As of December 31, 2014 these bonds are covered by foreign exchange swap.

	December 2014	December 2013
Bonds Issued in UF (P Series) (*)	—	3,000,000

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian Real, which is considered a possible range of fluctuation given the market conditions at the closing date. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian Real would mean a variation on the net income after tax +/- 0.19% (equivalent to ThU.S.$827) and a change on the equity of +/- 0.01% (equivalent to ThU.S.$827).

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

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of December 31, 2014, 16.2% of the Company’s bonds and bank loans bear interest at variable rates. A change of +/- 10% interest, rate is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 0.01% (equivalent to ThU.S.$+/- 61) and +/- 0.001% (equivalent to ThU.S.$+/- 36) on equity.

Thousands of dollars	December 2014	Total
Fixed rate	4,244,146	83.6%
Bonds issued	3,658,327
Bank borrowings (*)	484,931
Goverment loans	3,893
Financial leasing	96,995
Variable rate	834,284	16.4%
Bonds issued	—
Loans with Banks	834,284
Total	5,078,430	100.0%

Thousands of dollars	December 2013	Total
Fixed rate	3,933,546	78.3%
Bonds issued	3,038,591
Bank borrowings (*)	801,107
Goverment loans	4,408
Financial leasing	89,440
Variable rate	1,092,947	21.7%
Bonds issued	—
Loans with Banks	1,092,947
Total	5,026,493	100.0%

(*)	Includes variable rate bank borrowings changed by fixed rate swaps.

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

As of December 31, 2014, revenue due to pulp sales accounted for 41% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

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

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean an EBITDA annual variation of +/- 14.6% (equivalent to U.S.$243 million), on the income after tax and +/- 28% (equivalent to U.S.$192 million) and +/- 1.6% (equivalent to U.S.$115 million) on equity.

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

Arauco has six plants, five in Chile and one in Argentina, and they have a total production capacity of approximately 3.9 million tons per year. Pulp is sold in more than 39 countries, mainly in Asia and Europe.

Panels

The Panels operating segment produces a wide range of panel products and several kinds of moldings aimed at the furniture, decoration and construction industries. It consists of 17 industrial plants: 5 in Chile, 2 in Argentina, 2 in Brazil, and 8 plants around USA and Canada. The Company has a total annual production capacity of 6.6 million cubic meters of PBO, MDF, Hardboards, plywood and moldings.

Sawn Timber

The Sawn Timber operating segment produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

With 9 saw mills in operation (8 in Chile and 1 in Argentina), the Company has a production capacity of 3 million cubic meters of sawn wood.

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

Arauco holds forestry assets distributed throughout Chile, Argentina, Brazil and Uruguay, reaching 1.6 million hectares, of which 1 million hectares are used for plantations, 395 thousand hectares for native forests, 183 thousand hectares for other uses and 53 thousand hectares are to be planted. Arauco’s principal plantations consist of radiata and taeda pine and eucalyptus to a lesser degree. These are species that have fast growth rates and short harvest cycles compared with other long fiber commercial woods.

Arauco has no customers representing 10% or more of its revenues.

A summary of financial information of assets, liabilities, profit or loss for each operating segment is presented in the tables below:

Year ended December 31, 2014	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from external customers	2,334,338	962,158	148,473	1,850,861	32,835	0	5,328,665	0	5,328,665
Revenues from transactions with other operating segments	50,015	3	457,527	10,065	34,327	0	551,937	(551,937)	0

Finance income	0	0	0	0	0	30,772	30,772	0	30,772
Finance costs	0	0	0	0	0	(246,473)	(246,473)	0	(246,473)
Net finance costs	0	0	0	0	0	(215,701)	(215,701)	0	(215,701)

Depreciation and amortizations	185,121	31,856	14,145	109,731	3,901	8,680	353,434	0	353,434
Sum of significant income accounts	5,442	161	321,971	882	0	0	328,456	0	328,456
Sum of significant expense accounts	0	0	31,513	0	0	0	31,513	0	31,513

Profit (loss) of each reportable segment	440,367	156,921	177,974	147,927	13,885	(792,901)	144,173	0	144,173

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	0	0	0	0	0	6,958	6,958	0	6,958
Joint ventures	0	0	0	3	0	520	523	0	523

Income tax expense	0	0	0	0	0	(448,652)	(448,652)	0	(448,652)

Geographical information on revenues
Revenue – Chilean entities	2,017,129	891,340	83,779	573,940	471	0	3,566,659	0	3,566,659
Revenue – Foreign entities	317,209	70,818	64,694	1,276,921	32,364	0	1,762,006	0	1,762,006
Total Ordinary Income	2,334,338	962,158	148,473	1,850,861	32,835	0	5,328,665	0	5,328,665

Acquisition of property,plant and equipment and biological assets	303,918	14,388	178,748	112,365	1,489	1,127	612,035	0	612,035
Acquisition and contribution of investments in associates and joint venture	0	0	0	1,882	0	0	1,882	0	1,882

Segment Cash Flows
Cash Flows from (used in) Operating Activities	340,858	172,288	280,835	218,272	6,496	(33,574)	985,175	0	985,175
Cash flows (used in) investing activities	(310,125)	(4,997)	(78,409)	(113,321)	(1,489)	(146,817)	(655,158)	0	(655,158)
Cash flows from (used in) Financing Activities	(52,631)	0	83,975	11,623	0	(50,852)	(7,885)	0	(7,885)
Net increase (decrease) in Cash and Cash Equivalents	(21,898)	167,291	286,401	116,574	5,007	(231,243)	322,132	0	322,132

Year ended December 31, 2014	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	5,206,856	621,258	5,436,050	2,127,633	34,344	1,362,504	14,788,645	(41,191)	14,747,454
Investments accounted through equity method
Associates	0	0	174,782	0	0	126,460	301,242	0	301,242
Joint Ventures	0	0	0	5,830	0	18,973	24,803	0	24,803
Segment liabilities	341,498	71,867	171,951	230,687	13,385	7,103,330	7,932,718	0	7,932,718

Geographical information on non-current assets
Chile	2,633,773	294,387	3,480,005	598,456	80	205,774	7,212,475	74	7,212,549
Foreign countries	1,796,802	16,433	1,288,915	842,288	25,535	424,217	4,394,190	0	4,394,190
Non-current assets, Total	4,430,575	310,820	4,768,920	1,440,744	25,615	629,991	11,606,665	74	11,606,739

Year ended December 31, 2013	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from external customers	2,180,756	829,924	160,490	1,940,860	33,470	0	5,145,500	0	5,145,500
Revenues from transactions with other operating segments	47,879	21	1,090,254	12,121	31,376	0	1,181,651	(1,181,651)	0

Finance income	0	0	0	0	0	19,062	19,062	0	19,062
Finance costs	0	0	0	0	0	(232,843)	(232,843)	0	(232,843)
Net finance costs	0	0	0	0	0	(213,781)	(213,781)	0	(213,781)

Depreciation and amortizations	163,135	22,293	12,711	88,657	3,959	7,892	298,647	0	298,647
Sum of significant income accounts	6	0	302,388	35	0	0	302,429	0	302,429
Sum of significant expense accounts	0	7,880	8,546	15,639	0	0	32,065	0	32,065

Profit (loss) of each reportable segment	378,527	129,874	143,709	201,999	469	(436,001)	418,577	0	418,577

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	0	0	0	0	0	5,657	5,657	0	5,657
Joint ventures	0	0	0	(519)	0	1,122	603	0	603

Income tax expense	0	0	0	0	0	(130,357)	(130,357)	0	(130,357)

Geographical information on revenues
Revenue – Chilean entities	1,937,934	753,029	88,785	607,825	181	0	3,387,754	0	3,387,754
Revenue – Foreign entities	242,822	76,895	71,705	1,333,035	33,289	0	1,757,746	0	1,757,746
Total Ordinary Income	2,180,756	829,924	160,490	1,940,860	33,470	0	5,145,500	0	5,145,500
Acquisition of property,plant and equipment and biological assets	427,838	11,296	255,692	167,998	1,012	685	864,521	0	864,521
Acquisition and contribution of investments in associates and joint venture	0	0	0	0	0	0	0	0	0

Segment Cash Flows
Cash Flows from (used in) Operating Activities	428,462	109,735	186,167	237,081	5,340	(69,065)	897,720	0	897,720
Cash flows (used in) investing activities	(424,984)	(10,109)	(97,780)	(180,551)	(1,012)	26,816	(687,620)	0	(687,620)
Cash flows from (used in) Financing Activities	0	0	(42,094)	0	0	34,318	(7,776)	0	(7,776)
Net increase (decrease) in Cash and Cash Equivalents	3,478	99,626	46,293	56,530	4,328	(7,931)	202,324	0	202,324

Year ended December 31, 2013	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	5,001,425	634,626	5,533,875	2,169,687	46,451	1,148,087	14,534,151	(40,756)	14,493,395
Investments accounted through equity method
Associates	0	0	186,628	4,467	0	135,341	326,436	0	326,436
Joint Ventures	0	0	0	0	0	22,976	22,976	0	22,976
Segment liabilities	271,115	62,677	183,269	247,959	15,965	6,667,870	7,448,855	0	7,448,855

Geographical information on non-current assets
Chile	2,670,703	311,408	3,613,663	572,750	34	243,394	7,411,952	625	7,412,577
Foreign countries	1,658,451	19,545	1,395,725	1,018,608	28,043	152,125	4,272,497	0	4,272,497
Non-current assets, Total	4,329,154	330,953	5,009,388	1,591,358	28,077	395,519	11,684,449	625	11,685,074

Information required by geographic area:

	Geographical area
2014	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues	3,566,659	436,525	481,275	774,804	69,402	5,328,665
Non-current Assets	7,212,549	990,761	1,273,507	380,080	1,749,842	11,606,739

	Geographical area
2013	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues	3,387,754	492,017	498,773	754,394	12,562	5,145,500
Non-current Assets	7,412,577	998,235	1,249,266	411,277	1,613,719	11,685,074

NOTE 25.	OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

	12-31-2014	12-31-2013
Current non-financial assets	ThU.S.$	ThU.S.$
Roads to amortize current	77,359	53,815
Prepayment to amortize (insurance + others)	23,407	26,278
Recoverable taxes (Relating to purchases)	68,778	105,275
Other current non financial assets	8,184	3,596
Total	177,728	188,964

Non current non-financial assets	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Roads to amortize, non-current	91,871	112,505
Guarantee values	3,489	3,349
Recoverable taxes (Relating to purchases)	3,102	6,025
Other non-current non financial assets	2,632	3,173
Total	101,094	125,052

Current non financial liabilities	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Provision of minimum dividend (1)	99,160	75,695
ICMS tax payable	19,020	23,532
Other tax payable	15,297	16,911
Other Current non financial liablilities	2,839	8,905
Total	136,316	125,043

(1)	Provision includes a minimum dividend of subsidiary minority.

Non current non financial liabilities	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$
ICMS tax payable	56,815	73,093
Other non-current non financial liablilities	5,181	7,761
Total	61,996	80,854

NOTE 26.	DISTRIBUTABLE NET INCOME AND EARNINGS PER SHARE

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

The following table details the adjustments made for the determination of distributable net income as of December 31, 2014 and 2013 in order to determine the provision of 40% of the distributable net income for each year:

Distributable Net Income ThU.S.$
Net income attributable to owners of parent at 12-31-2014	139,803
Adjustments:
Biological Assets
Unrealized gains/losses	(278,884)
Realized gains/losses	237,272
Deferred income taxes	9,354
Total Biological Assets (net)	(32,258)
Deferred Tax effect of tax rate change (attributable to owners of parent) (*)	292,155
Total adjustments	259,897
Distributable Net Income at 12-31-2014	399,700

(*)	The Superintendency of Securities and Insurance (SVS), issued Oficio Circular No. 856 on October 17, 2014 which instructs regulated entities to record as a charge to shareholders’ equity in their statutory financial statements the difference in deferred tax assets and liabilities arising as a direct effect of the increase in the tax rate set forth in Law 20,780. The impact of this circular has been incorporated in the statutory financial statements which are used to determine the distributable income. This circular differs from International Financial Reporting Standards (IFRS) which require the impact to be recorded as part of the income statement.

In the attached financial statements prepared in accordance with IFRS, the effect of the change in the tax rate of first category in assets and liabilities relating to deferred taxes results in a expense of ThU.S.$292,717 (ThU.S.$292,155 attributable to owners of parent) reclassified to the income statement.

Therefore, as a result of the impact of the changes of the regulatory framework, the increase of the first category tax rate on the treatment of deferred taxes did not impact the determination of Arauco’s distributable net income.

Distributable Net Income ThU.S.$
Net income attributable to owners of parent at 12-31-2013	385,657
Adjustments
Biological Assets
Unrealized	(269,671)
Realized	221,874
Deferred income taxes	9,170
Total adjustments	(38,627)
Distributable Net Income at 12-31-2013	347,030

Distributable Net Income ThU.S.$
Net income attributable to owners of parent at 12-31-2012 (*)	135,813
Adjustments
Biological Assets
Unrealized	(231,763)
Realized	238,846
Deferred income taxes	11,975
Deferred income taxes - exchange rate effect of opening balance biological assets	55,043
Total Biological Assets (net)	50,181
Negative goodwill	(25,148)
Total adjustments	25,033
Distributable Net Income at 12-31-2013	160,846

(*)	IAS 19 adjustment made in this report for comparative purposes is not included in this Net Income.

The Company expects to maintain its policy of distributing 40% of its net distributable income as dividends for all future fiscal years, but will also consider the alternative of distributing a provisional dividend at year end.

The line “Other current non-financial liabilities” included in the Consolidated Balance Sheet as of December 31, 2014 in the amount of ThU.S.$136,316, represents a total of ThU.S.$98,072, which corresponds to the provision of minimum dividend recorded for the period 2014 of the parent company, deducting the interim dividend of ThUS$61,808 which was paid on December, 2013.

Basic and diluted earnings per share

Basic earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

	January-December
Earnings (losses) per share	2014 ThU.S.$	2013 ThU.S.$	2012 ThU.S.$
Profit or loss attributable to ordinary equity holder of parent	139,803	385,657	135,813
Weighted average of number of shares	113,159,655	113,159,655	113,152,446
Basic earnings per share (in US$ per share)	1.24	3.41	1.20

(*)	IAS 19 adjustment made in this report for comparative purposes is not included in this Net Income.

NOTE 27.	SUBSEQUENT EVENTS

The authorization for the issuance and publication of these Consolidated financial statements for the period between January 1 and December 31, 2014 was approved by the Board of Directors of Arauco at the Extraordinary Session No.521 held on March 5, 2015.

Subsequent to December 31, 2014, and until the date of issuance of these financial statements, there have been no events, other than those discussed above, that could materially affect the presentation of these financial statements.

Index of Exhibits

1.1	English translation of the by-laws (estatutos) of Celulosa Arauco y Constitución S.A., dated as of April 22, 2014 (incorporated by reference to Exhibit 1.1 to Arauco’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on April 29, 2014, Commission file No. 033-99720).

7.1	Statement Regarding Calculation of Ratios of Earnings to Fixed Charges

8.1	List of subsidiaries

12.1	Certification of chief executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of chief executive officer and principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002