Form 20-F
period 2015-12-31
ARAUCO & CONSTITUTION PULP INC
filed 2016-04-29
CIK 1004156

As filed with the Securities and Exchange Commission on April 29, 2016

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR

15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Shares of Common Stock, without par value: 113,159,655

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐  No ☒

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

Unless otherwise specified, all references to “$,” “U.S.$,” “U.S. dollars” or “dollars” are to United States dollars; references to “Chilean pesos” or “Ch$” are to Chilean pesos; references to “Argentine pesos” or “AR$” are to Argentine pesos; references to “Brazilian reais” “Brazilian reals” or “R$” are to Brazilian reais; references to “€” or “euro” are to the euro, the single European currency established pursuant to the European Economic and Monetary Union; references to “Rubles” are to Russian rubles; and references to “UF” are to Unidades de Fomento. The UF is a unit of account that is linked to, and adjusted daily to reflect changes in, the Chilean consumer price index reported by the Instituto Nacional de Estadísticas (Chilean National Institute of Statistics). As of December 31, 2015, one UF equaled U.S.$36.09 and Ch$25,629.09.

PRESENTATION OF FINANCIAL DATA

This report includes the audited consolidated statement of financial position of Arauco and our subsidiaries as of December 31, 2015 and 2014 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years for the period ended December 31, 2015 (collectively, the “audited consolidated financial statements” or “financial statements”). In addition, this report includes selected financial information as of and for the periods ended December 31, 2011, 2012, 2013, 2014 and 2015.

For your convenience, this annual report contains certain translations of Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, the U.S. dollar equivalent for information in Chilean pesos is based on the observed exchange rate reported by Banco Central de Chile, which we refer to as the “Central Bank of Chile” or the “Central Bank.” The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. On December 31, 2015, the observed exchange rate for Chilean pesos, as published in the Diario Oficial de la República de Chile (Official Gazette) on January 4, 2016, was Ch$710.16 to U.S.$1.00, and on April 26, 2016, the observed exchange rate was Ch$669.01 to U.S.$1.00. See “Exchange Rates.” You should not construe these translations as representations that the Chilean peso amounts actually represent such dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. Unless otherwise specified, references to the devaluation or the appreciation of the Chilean peso against the U.S. dollar are in nominal terms (without adjusting for inflation) based on the observed exchange rates published by the Central Bank of Chile for the relevant period.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial information as of December 31, 2011, 2012, 2013, 2014 and 2015 and for each of the five years then ended is derived from, should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements which have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

	As of and for the year ended December 31,(1)
	2011	2012	2013	2014	2015
	(in thousands of U.S. dollars, except ratios and share data)
INCOME STATEMENT DATA
Revenue	4,374,495	4,298,663	5,145,500	5,342,643	5,146,740
Cost of sales	(2,882,455)	(3,163,432)	(3,557,210)	(3,654,146)	(3,511,425)
Gross profit	1,492,040	1,135,231	1,588,290	1,688,497	1,635,315
Other income	475,014	408,251	385,055	368,924	273,026
Distribution costs	(477,628)	(452,760)	(523,587)	(556,837)	(528,470)
Administrative expenses	(415,521)	(479,625)	(544,694)	(550,809)	(551,977)
Other expenses	(90,313)	(105,325)	(136,812)	(138,769)	(83,388)
Other gains (losses)	—	16,133	—	—	—
Finance income	24,589	23,476	19,062	30,772	50,284
Finance costs	(196,356)	(236,741)	(232,843)	(246,473)	(262,962)
Share of profit (loss) of associates and joint ventures accounted for using equity method	(11,897)	18,933	6,260	7,481	6,748
Exchange rate differences	(26,643)	(17,245)	(11,797)	(9,961)	(41,171)
Income before income tax	773,285	310,328	548,934	592,825	497,405
Income tax	(152,499)	(166,787)	(130,357)	(448,652)	(129,694)

Net income	620,786	143,541	418,577	144,173	367,711
BALANCE SHEET DATA
Current assets	2,462,660	2,785,517	2,808,321	3,140,715	2,651,920
Property, plant and equipment	5,393,978	6,816,742	7,137,467	7,119,583	6,896,396
Biological assets(2)	3,744,584	3,873,070	3,892,203	3,846,353	3,826,597
Total assets	12,552,178	14,259,614	14,493,395	14,747,897	13,806,907
Total current liabilities	1,031,945	1,546,728	1,682,016	1,547,086	1,034,251
Total non-current liabilities	4,490,083	5,747,127	5,766,839	6,386,075	6,126,211
Issued capital	353,176	353,176	353,618	353,618	353,618
Total equity	7,030,150	6,965,759	7,044,540	6,814,736	6,646,445
CASH FLOW DATA
Net cash flow from operating activities	980,517	442,394	897,720	985,175	853,650
Net cash flow from investing activities	(1,207,137)	(1,345,849)	(687,620)	(655,158)	(477,780)
Net cash flow from financing activities	(481,184)	1,055,482	(7,776)	(7,885)	(812,176)

Net (decrease) increase in cash and equivalents before effect of exchange rate changes	(707,804)	152,027	202,324	322,132	(436,306)
OTHER FINANCIAL DATA
Capital expenditures(3)	748,272	1,186,374	942,638	604,155	564,795
Depreciation and amortization	230,737	252,381	298,647	353,434	400,145
Fair value cost of timber harvested(4)	335,142	311,821	320,894	353,273	306,673
EBIT(4)	945,052	523,593	762,715	808,526	710,083
Adjusted EBITDA(4)	1,307,685	861,745	1,143,382	1,272,209	1,282,443
Adjusted EBITDA(4)/total interest expense	6.66	3.64	4.91	5.16	4.88
Adjusted EBITDA(4)/revenue	29.9%	20.0%	22.2%	23.8%	24.9%
Average debt(5)/Adjusted EBITDA(4)	2.55	4.80	4.37	3.97	3.66
Total debt(6)	3,283,107	4,962,116	5,026,494	5,078,430	4,305,435
Total debt(6)/capitalization (7)	31.8%	41.6%	41.6%	42.7%	39.3%
Total debt(6)/equity attributable to parent company	47.3%	72.0%	71.9%	75.0%	65.1%
Working capital(8)	1,430,715	1,238,789	1,126,305	1,593,629	1,617,669
Number of shares	113,152,446	113,152,446	113,159,655	113,159,655	113,159,655
Net income per share(U.S.$ per share)	5.41	1.2	3.4	1.2	3.2
Dividends paid	291,512	196,816	140,054	141,089	143,003
Dividends per share (U.S.$ per share)	2.58	1.74	1.24	1.25	1.26

(1)	Montes del Plata has been accounted for as a joint operation between Arauco and Stora Enso Oyj as of January 1, 2013 (with a restrospective effect on 2012), consolidating assets, liabilities, income and expenses in accordance with its interest ownership (50%). Prior to 2012, this investment was accounted for on the basis of the equity method.
(2)	Biological assets refer to our forests and long-standing trees (current and non-current).
(3)	Includes capital expenditures in respect of property, plant and equipment and biological assets accrued for the period. Excludes acquisitions of companies.
(4)	We calculate EBIT as “net income” before “finance costs,” “finance income” and “income tax.” We calculate EBITDA as EBIT, plus “depreciation and amortization.”

Adjusted EBITDA is calculated by adding “fair value cost of timber harvested,” “exchange rate differences” and other expenses, and deducting “gain from changes in fair value of biological assets” to EBITDA. “Fair value cost of timber harvested” is a non-cash expense included in our cost of sales (as a component of raw materials) that represents the fair value of the wood harvested and sold from our own plantations, which is commonly excluded from the non-generally accepted accounting principles (non-GAAP) measures used by analysts to compare participants in our industry as it is a non-cash item (purchases of wood from third parties are cash expenses that are not included in “fair value cost of timber harvested”). “Gain from changes in fair value of biological assets” is a gain that does not represent cash flow. We believe that Adjusted EBITDA provides investors with a useful supplemental indicator of the performance of our core business because (i) it cancels out the effects of fair value that are independent of the cost efficiency of our operating facilities and (ii) it excludes the effect of exchange rate differences, which are mainly derived from our debt instruments.

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

Because not all companies calculate EBIT, EBITDA or Adjusted EBITDA in the same manner, such measures as calculated by us may differ from such measures calculated by other companies. We compensate for these limitations by using EBIT, EBITDA and Adjusted EBITDA as supplemental measures to monitor our performance and by relying primarily on our financial statements that have been prepared in accordance with IFRS.

The following table presents, for the periods indicated, the reconciliation of EBIT, EBITDA and Adjusted EBITDA to net income. Since the filing date of our annual report on Form 20-F for the year ended December 31, 2010, we have revised the methodology that we use to calculate our non-GAAP financial measures. Although we believe that the methodology used to calculate the non-GAAP financial measures included in our filings on Form 20-F for years ended prior to December 31, 2011 was compliant with the requirements of Form 20-F, we believe that the revised methodology provides readers of our annual report with an improved understanding of our operational performance from a core business perspective. However, as a result of the modifications to our calculation methodology, the reconciliation table set forth below and certain amounts included therein are not directly comparable to those included in filings on Form 20-F for years ended prior to December 31, 2011.

	As of and for the year ended December 31,
	2011	2012	2013	2014	2015
	(in thousands of U.S. dollars)
Net income	620,786	143,541	418,577	144,173	367,711
(+) Finance costs	196,356	236,741	232,843	246,473	262,962
(-) Finance income	(24,589)	(23,476)	(19,062)	(30,772)	(50,284)
(+) Income Tax	152,499	166,787	130,357	448,652	129,694
EBIT	945,052	523,593	762,715	808,526	710,083
(+) Depreciation and amortization	230,737	252,381	298.647	353,434	400,145
EBITDA	1,175,789	775,974	1,061,362	1,161,960	1,110,228
(+) Fair value cost of timber harvested	335,142	311,821	320,894	353,273	306,673
(-) Gain from changes in fair value of biological assets	(229,889)	(243,295)	(269,671)	(284,497)	(210,479)

(+) Exchange rate differences	26,643	17,245	11,797	9,961	41,171
(+) Others(9)	—	—	19,000	31,512	34,850

Adjusted EBITDA	1,307,685	861,745	1,143,382	1,272,209	1,282,443

(5)	Average debt is calculated as the average of total debt between the beginning and the end of the applicable year.
(6)	Total debt is calculated as the sum of other current financial liabilities and other non-current financial liabilities, less hedging instruments.
(7)	Capitalization is calculated as total debt, including accrued interest, plus total equity.
(8)	Working capital is calculated by subtracting current liabilities from current assets.
(9)	“Others” includes other non-cash expenses or gains. For 2013, “Others” included amortization of forest roads; for 2014 and 2015, “Others” included provision for forestry losses.

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

	Daily Observed Exchange Rate
Year Ended December 31,	High	Low	Average(1)	Period-End
	Ch$ per U.S.$
2011	533.74	455.91	483.57	519.20
2012	519.69	469.65	486.59	479.96
2013	533.95	466.50	495.18	524.61
2014	621.41	527.53	570.34	606.75
2015	715.66	597.10	654.66	710.16
Months (2015-2016)
November	715.66	688.94	704.33	711.20
December	711.52	693.72	704.19	710.16
January	730.31	710.37	721.96	710.37
February	715.41	689.18	703.31	714.44
March	694.82	669.80	680.96	669.80
April (through April 26)	682.45	657.90	670.38	669.01

Source: Central Bank of Chile

(1)	For each year, the average of the month-end exchange rates for the relevant year. For each month, the average daily exchange rate for the relevant month.

On April 26, 2016, the observed exchange rate, as published in the Official Gazette on April 27, 2016, was Ch$669.01 to U.S.$1.00.

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

Prices for many of the products we sell can fluctuate significantly. The price of commodities such as pulp and solid wood are highly correlated with international prices, while panelboards are more closely correlated with local prices. Consequently, the prices that we are able to charge for these products are highly dependent on prevailing international and local prices. Historically, such prices have been subject to substantial variation. For example, during the period from January 1, 2011 to December 31, 2015, the average price for Norscan bleached softwood kraft market pulp (pulp produced in North American, Nordic and Central European countries and sold to manufacturers of paper products delivered in Northern Europe, or NBSK), which is the benchmark for softwood bleached pulp, ranged from a low of U.S.$762.18 per tonne in September 2012 to a high of U.S.$1,023.1 per tonne in June 2011. In the case of bleached hardwood kraft pulp (pulp made from eucalyptus or birch which is sold in Europe), which is the benchmark for Bleached Eucalyptus Kraft Pulp (BEKP), prices ranged from a low of U.S.$648.31 per tonne in December 2011 to a high of U.S.$876.85 per tonne in June 2011. In 2011, prices of NBSK and BEKP averaged U.S.$961.14 per tonne and U.S.$811.57 per tonne, respectively. In 2012, prices of NBSK and BEKP averaged U.S.$814.46 per tonne and U.S.$749.46 per tonne, respectively. In 2013, prices of NBSK and BEKP averaged U.S.$856.91 per tonne and U.S.$791.58 per tonne, respectively.13 In 2014, two new pulp mills the shortfiber pulp market had entered with a combined annual production capacity of 2.8 million tonnes. The additional supply caused BEKP prices to decline during the first nine months of 2014, reaching its lowest price at U.S.$724.27 per tonne in September 2015. Since then BEKP prices have been on an upward trend, reaching U.S.$811.17 per tonne in November 2015 and ending the year at U.S.$788.91 per tonne. On the other hand, NBSK stood at high price levels throughout 2014, reaching U.S.$932.15 per tonne in mid-January 2015. Throughout 2015, NBSK prices followed a downward trend, reaching U.S.$803.36 at the end of that year.

Although panelboards and solid wood markets improved until mid-year 2015, new competition from countries with depreciated currencies increased supply to our traditional markets, such as North America, which caused a decrease in average prices. The North American market showed an improvement in the construction sector, which provided steady demand. Global economic conditions may exert downward pressure on commodity prices, including the international prices of the products we sell, which could result in material and adverse declines in our revenues, results of operations and financial condition. We have no control over the factors that cause prices to change which include, among others:

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

A decrease in the level of activity in either the domestic or the international markets within which we operate could adversely affect the demand and the price of our products and thus our cash flows and operational and financial results.

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

The devaluation of the Chinese Yuan during the third quarter of 2015 increased volatility in the markets and resulted in a decline in global demand for commodities. Also in 2015, the currencies of several countries depreciated, such as the Canadian dollar, the euro, the Chilean peso, the Brazilian real and the Argentine peso resulting in increased competition in exports, which in turn negatively impacted the average price of our panelboard and sawn timber products.

Export sales of our sawn timber products to Asia accounted for 30.6% of our revenue in 2015 compared to 41.4% in 2014 and 37.0% in 2013, and export sales of our sawn timber products to North America accounted for 35.3% of our revenue in 2015 compared to 33.7% in 2014 and 26.8% in 2013.

Our business, financial condition, results of operations and cash flows could be materially and adversely affected if the economic conditions in Asia, Europe, the United States and elsewhere abroad deteriorate, and if we are unable to reallocate our sawn timber and other products in other markets on equally beneficial terms, which could require us to recognize additional impairment charges.

We depend on free international trade as well as economic and other conditions in our principal export markets.

In 2015, export sales, defined as sales out of the country where our goods were produced, accounted for 62.1% of our total revenues. During this period, 52.4% of our export sales were to customers in Asia and Oceania, 20.5% to customers in North America, 7.4% to customers in Europe, 15.1% to customers in Central and South America and 4.6% to customers in other countries. As a result, our results of operations and cash flows depend, to a significant degree, on economic, political and regulatory conditions in our principal export markets. Our ability to compete effectively in our export markets could be materially and adversely affected by a number of factors beyond our control, including deterioration in macroeconomic conditions, exchange rate volatility, government subsidies and the imposition of increased tariffs or other trade barriers. If our ability to sell our products competitively in one or more of our principal export markets were impaired by any of these developments, it might be difficult to re-allocate our products to other markets on equally favorable terms and our business, financial condition, results of operations and cash flows might be adversely affected.

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

On February 27, 2010, an earthquake measured at a magnitude of 8.8 on the Richter scale, followed by a tsunami that affected the coast, occurred in the South-Central Region of Chile, an area where we maintain a substantial portion of our Chilean industrial operations. Immediately after the earthquake, all of our production units implemented their contingency plans, which involved shutting down operations and evaluating the damage caused to each facility by the earthquake. As a result of the earthquake and the subsequent tsunami, our Mutrún sawmill was destroyed.

The suspension of our operations in Chile resulted in significant asset impairment charges due to earthquake-related damage to property and inventories as well as a significant decrease in our sales volumes due to plant closures, which had an adverse effect on our results of operations and cash flows. Our insurance policies provided coverage up to an aggregate amount of U.S.$650 million for damages to our property, plant, equipment and inventories, with a deductible of U.S.$1 million for property damage, and for losses due to business interruption caused by such damage after the first 15 days for business interruption. On November 15, 2011, we and the insurers accepted the final report of the insurance adjusters. In accordance with such final report, we received a total recovery of U.S.$532.0 million.

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

The operations of the Valdivia Mill recently became subject to the Secondary Water Quality Standard for the Valdivia River Basin (hereinafter, the “Norm” or “SWQSVR”). The Valdivia Mill discharges its treated effluents into the Cruces River, which is part of the Valdivia River Basin. We cannot exclude that the authority declare that the Basin is contaminated and thus initiate an administrative procedure to enact a decontamination plan, which may include limits on discharges of wastewater applicable to the Valdivia Mill.

Arauco expressed concerns, among others, regarding various aspects of the Norm’s General Environmental and Social Impact Assessment (AGIES, for its acronym in Spanish), prior to its enactment. These objections included the lack of identification and consideration for the effective economic and social costs resulting from the adoption of the Norm. Other objections include that the Norm’s parameters and limits exceed the reviewed water quality criteria enforced by reference countries in both quantity and stringency; and that many of the parameters and limits are not technically or environmentally reasonable. The Company challenged the validity of the Norm before the Third Environmental Court in January 2016. Several technical, economical and legal reports from third parties (scientists, economists and attorneys from different countries) were filed to support the challenge. Other local actors challenged the Norm as well, such as Corporación para el Desarrollo de la Región de Los Rĺos (Association for the Development of Los Rĺos Region) CODEPROVAL (for its acronym in Spanish) and the local company Forestal Calle Calle S.A. The case public hearing was held on March 3, 2016. A ruling is expected during 2016, decision that may be challenged before the Supreme Court.

In the United States, our Moncure mill was subject to an administrative proceeding by the North Carolina Department of Environment and Natural Resources. We negotiated a settlement (Special Order by Consent) in 2015 with the Environmental Management Commission (an agency of the state of North Carolina), which included a monetary fine and an agreement to replace certain emissions control equipment. We expect that the administrative proceeding to be closed by October 1, 2018. Our Eugene, Oregon mill was subject to an administrative proceeding by the Lane Regional Air Protection Agency. We negotiated a settlement that included monetary fines and an agreement to implement improvements to certain emissions control equipment and processes. Additional proceedings, enforcement actions or claims related to compliance with environmental requirements or alleged environmental damages may also be brought against us in the future. Any such proceedings or claims may have an adverse effect on our business, financial condition, results of operations and cash flows. See “Item 3. Key Information—Risk Factors—Risks Relating to Us and the Forestry Industry—Environmental concerns led to the temporary suspension of our operations at the Valdivia Mill in 2005, which adversely affected, and in the future may continue to adversely affect, our business, financial condition, results of operations and cash flows.”

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

In June 2007, we were required to submit to the COREMA of the Tenth Region of Chile an environmental impact study for the implementation of substantial technological improvements on the quality of the effluents generated by the Valdivia Mill. In June 2008, the COREMA approved our environmental impact study subject to certain conditions that, in our opinion, adversely affected the feasibility of the project. Accordingly, we filed an appeal before the Consejo Directivo (Directive Council) of the Comisión Nacional del Medio Ambiente (National Environmental Commission, or CONAMA), challenging the conditions imposed by the COREMA. Our administrative appeal was partially accepted by the CONAMA, which upheld some of the conditions that we believed would adversely affect the feasibility of the project. Consequently, in September 2009, we presented another appeal in the relevant court. On December 5, 2012, the Environmental Evaluation Service of the Tenth Region of Chile authorized certain changes to the project based on the implementation of certain technological improvements. Then, on November 9, 2012, we withdrew our appeal. The court approved the withdrawal on November 29, 2012.

Until October 2007, our Valdivia Mill was under the jurisdiction of the COREMA of the Tenth Region of Chile, but due to a change in legislation creating two additional administrative regions in Chile, our Valdivia Mill became subject to the jurisdiction of the COREMA of the Fourteenth Region of Chile. In February 2009, as previously required by the COREMA of the Tenth Region of Chile, we submitted an environmental impact study for the construction of a pipeline to discharge the Valdivia Mill’s wastewater in the Pacific Ocean near Punta Maiquillahue, complying with the requirement that such wastewater be discharged in a body of water other than the Cruces River, the Carlos Anwandter Nature Sanctuary or their respective sources. In February 2010, through Exempt

Resolution No. 27/2010, the COREMA approved this environmental impact study subject to additional conditions, certain of which we challenged before the Directive Council primarily because they would have prohibited the discharge of wastewater into the Cruces River under any circumstance, including emergencies. On October 23, 2012, the Committee of Ministers passed Exempt Resolution No. 1052, which upheld in part our appeal in permitting the discharge into the Cruces River upon the occurrence of certain contingencies that may affect the normal functioning of the conduction system and/or outfall, including bombings or sabotage, natural disasters, or accidents caused by third parties. On March 29, 2010, two Chilean individuals filed a recurso de participación ciudadana (reclamation action) before the COREMA of the Fourteenth Region of Chile, challenging Exempt Resolution No. 27/2010. On April 30, 2013, the Committee of Ministers passed Exempt Resolution No. 391, which upheld in part such reclamation action, modifying paragraph 4.8.3, and updating tables 8, 9.a and 9.b of the Exempt Resolution No. 27/2010 (thereby establishing effluent discharge limits for 13 parameters, including total chromium, total hydrocarbons, sulfur, oil and grease, suspended solids and phosphorus). According to Chilean law, the environmental permit shall expire five years after its issuance, provided that the execution of the respective project had not begun. However, on May 16, 2014, the regional environmental authority issued letter No. 165 in which it recognized that although we have not yet carried out physical works with respect to the project, we have carried out systematic, uninterrupted and permanent activities towards its execution.

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

In April 2005, the Consejo de Defensa del Estado (National Defense Council), the Chilean national agency that institutes legal proceedings on behalf of the Chilean government, instituted a civil lawsuit seeking reparations, damages and indemnification from us for environmental harm caused in the Carlos Anwandter Nature Sanctuary allegedly caused by effluent discharges from our Valdivia Mill. The National Defense Council did not quantify the damages it was seeking in connection with the Valdivia Mill lawsuit. On July 27, 2013, a civil court of Valdivia ruled that the alleged environmental events were mainly caused by the Valdivia Mill. We decided not to appeal this ruling, in order to create the conditions to shortly begin an effective implementation of measures in favor of that Nature Sanctuary, without the delay of further legal action. In April 2014, we agreed with and paid the National Defense Council an indemnification amount of approximately U.S.$5,000,000. This indemnification is in addition to another U.S.$5,000,000, which will be designated for social programs for the benefit of the community of Valdivia. There were four additional measures ordered by the ruling (though not included in the agreement with the National Defense Council), which were discussed by the members of the Consejo Científico Social (Social Council), which includes representatives from Arauco, the National Defense Council, academic institutions, NGOs and public authorities. These measures are: (i) conducting a study, within one year, undertaken by an interdisciplinary committee of experts, about the current status of the wetland; (ii) creating an artificial sentinel wetland for representative species, upriver from the discharge of effluents; (iii) implementation of a monitoring program of environmental impact, within a five-year period; and (iv) creating a new research center focused on wetlands (Centro de Investigación de Humedales). The National Defense Council and Arauco have agreed upon the manner in which these measures have been implemented.

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

We are also subject to certain administrative proceedings as a result of a pipe leakage in the Nueva Aldea Mill in 2013, the death of fish in the Cruces River in January 2014, close to the Valdivia Mill effluent discharge, and a pipe leakage in the Arauco Mill in February 2016, all of which are currently under investigation by the competent authorities. In addition, the Superintendence of the Environment has recently initiated two administrative proceedings against both Valdivia and Nueva Aldea mills, which may result in material administrative fines or sanctions, the revocation of environmental authorizations or the temporary or permanent closure of facilities.

As a result of such proceedings, we cannot assure you that, our mills will be able to operate without interruption. Any such interruption, or unexpected costs to resolve such proceedings, could have a material and adverse effect on our business, financial condition, results of operations and cash flows.

We are subject to a substantial tax claim in Argentina.

On December 14, 2007, the Administración Federal de Ingresos Públicos (Federal Administration of Public Revenues, or AFIP), Argentina’s internal revenue service, notified our Argentine subsidiary, Alto Paraná S.A., which effective January 1, 2015, changed its name to Arauco Argentina S.A., or Arauco Argentina, of a claim for alleged unpaid taxes for fiscal years 2002, 2003 and 2004 in the aggregate amount of AR$418 million (or approximately U.S.$105 million at the then-current exchange rate) including principal, interest and penalties accrued through such date, arising from a dispute regarding certain income tax deductions (related to debt issued by Arauco Argentina in 2001 and repaid in 2007) taken by Arauco Argentina and challenged by the AFIP. On February 8, 2010, the Tribunal Fiscal de la Nación (Argentina’s Tax Court), issued an administrative ruling requiring that Arauco Argentina pay the AFIP’s claim in full.

Arauco Argentina appealed this administrative ruling to the Court of Appeals, in addition to filing an injunctive action requesting that the court stay Arauco Argentina’s payment obligation until resolution of its pending appeal. On May 13, 2010, the Court of Appeals granted an injunction of Arauco Argentina’s payment obligation in exchange for the posting of a surety bond in the amount of AR$633.6 million (or approximately U.S.$129 million at the then-current exchange rate). On December 28, 2012, the Court of Appeals dismissed Arauco Argentina’s appeal. Arauco Argentina appealed this decision before the Argentine Supreme Court of Justice, or the Argentine Supreme Court. The appeal has been under consideration by the Argentine Supreme Court since May 29, 2013. As of the date of this annual report, the injunction granted by the Court of Appeals is still in force.

We can offer no assurance that the Argentine Supreme Court will issue a ruling favorable to us. If the Argentine Supreme Court upholds the decision of the Court of Appeals, Arauco Argentina will be required to satisfy the above-mentioned claim (together with interest accrued), which would have an adverse effect on our financial condition and results of operations. For more information regarding this claim or any other substantial tax claim in Argentina, see “Item 8. Financial Information—Legal Proceedings—Tax Litigation in Argentina.”

Our ability to access local and international credit or capital markets may be restricted at a time when we need financing, which could have a material adverse effect on our flexibility to react to changing economic and business conditions.

As of December 31, 2015, we had approximately U.S.$4.3 billion of outstanding indebtedness. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Contractual obligations.” The economic environment prevailing at any point in time may prevent us from accessing, or restrict our access to, credit and capital markets to satisfy our financing needs, or we may not be able to refinance our existing indebtedness on terms that are favorable to us or at all. If we are unable to refinance our indebtedness as it becomes due, or if we refinance such indebtedness on terms that are not favorable to us, our business, results of operations and financial condition could be materially and adversely affected.

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

Our operations are subject to various risks affecting our forests and manufacturing facilities, including disease and fire. Although to date certain pests and diseases afflicting radiata or taeda pine plantations in other parts of the world have not significantly affected the forestry industries in Chile, Argentina, Brazil or Uruguay, these pests or diseases may migrate and may significantly affect the forestry industries in Chile, Argentina, Brazil or Uruguay in the future. Similarly, forest fires are always a risk, particularly during low rainfall conditions. We do not maintain insurance against pests, diseases or, in certain areas, fires that could affect our forests, and as a result, our business, financial condition, results of operations and cash flows could be adversely affected if any of these risks were realized.

Beginning on December 31, 2011, wildfires, exacerbated by high temperatures and strong winds, broke out in the Eighth Region of Chile. As a result, the fires destroyed our Nueva Aldea plywood mill and approximately 8,200 hectares of our forest plantations. The affected forest plantations represented approximately 0.8% of our total forest plantations. Our Nueva Aldea plywood mill, which represented a cash investment of approximately U.S.$110 million, had an annual production capacity of 450,000 cubic meters, representing approximately 14.2% of our total panel production capacity at the time of the event. Although the plywood mill at Nueva Aldea and our forest plantations were insured, our insurance is subject to deductibles and caps, including a 15-day deductible relating to our business interruption insurance for the Nueva Aldea plywood mill. We received U.S.$143.1 million from these insurance policies. In December 2013, we finished reconstruction of the Nueva Aldea plywood mill and began the start-up and commissioning process, which concluded in 2014. Our Nueva Aldea plywood mill achieved full production during the second semester of 2015, and we expect it to reach an annual production capacity of 360,000 cubic meters of plywood panels.

During the fourth quarter of 2014 and the first quarter of 2015, fires affected our forest plantations and destroyed 8,570 hectares. During the fourth quarter of 2015 and the first quarter of 2016, fires affected our forest plantations and destroyed 618 hectares.

Climate change may negatively affect our business, financial condition, results of operations and cash flows.

A significant number of scientists, environmentalists, international organizations, regulators and other commentators maintain that global climate change has contributed, and will continue to contribute, to the increasing unpredictability, frequency and severity of natural disasters (including, but not limited to, hurricanes, droughts, tornadoes, freezes, other storms and fires) in certain parts of the world. As a result, a number of legal and regulatory measures as well as social initiatives have been introduced in numerous countries in an effort to reduce carbon dioxide and other greenhouse gas emissions and combat global climate change. Such reductions in greenhouse gas emissions could result in increased energy, transportation and raw material costs and may require us to make additional investments in facilities and equipment. In addition, our plantations are located in regions which have ideal climatic conditions for a short growing cycle. Any climate changes that negatively affect such favorable climate conditions in central or southern Chile or in any region in which we benefit from favorable climate conditions could adversely affect the growth rate and quality of our plantations, or our production costs. Although we cannot predict the impact of changing global climate conditions, if any, or if legal, regulatory and social responses to concerns about global climate change, any such occurrences may negatively affect our business, financial condition, results of operations and cash flows.

We may undertake mergers, acquisitions and investments to expand or complement our operations that could result in operating difficulties or otherwise adversely affect our business, financial conditions and results of operations.

From time to time, we carry out mergers, acquisitions and investments to expand or complement our operations. In connection with such transactions, we may be exposed to various risks, including those arising from: (i) not having accurately assessed the value, future growth potential, strengths, weaknesses and potential profitability of potential acquisition targets; (ii) difficulties in successfully integrating, operating, maintaining or managing newly-acquired operations, including personnel; (iii) unexpected costs of such transactions or (iv) unexpected contingent or other liabilities or claims that may arise from such transactions. If any of these risks were to materialize, it could adversely affect our business, financial condition and results of operations.

Our operations could be adversely affected by labor disputes.

Approximately 34% of our employees in Chile, 47% of our employees in Argentina, 23% of our employees in Uruguay, almost 100% of our employees in Brazil and none of our employees in the United States or Canada were unionized as of December 31, 2015. In the past, certain work slowdowns, stoppages and other labor-related disruptions have adversely affected our operations.

During 2015, transportation contractors blocked the entrances of our Horcones complex (Chile) on four separate occasions, on January 13, February 17, March 23 and September 21, 2015.

During 2014, there were two events of transportation contractors blocking the entrance to our Valdivia mill. The first blockade was on June 12, 2014 and lasted one day. The second was between August 29 and September 5, 2014. There were also four separate occasions of transportation contractors blocking the entrances of our Horcones complex on February 24 and 25, September 3, October 22 and 23, and November 20, 2014.

In January 2013, we experienced a four-day stoppage in Chile at the Arauco plywood mill in January 2013, caused by employees of third-party contractors.

In Chile, we also experienced a four-day work stoppage in July 2012 at our Arauco plywood mill located in Arauco, during which production partially resumed after the second day, which was caused by the employees of our third-party forestry contractors.

In January 2015, we experienced a five-day stoppage at Arauco Argentina’s mills in Misiones as a result of a road blockage led by the truckers union, and we also experienced a four-day stoppage at Arauco Argentina’s pulp mill in December 2014 as a result of a strike by the pulp union.

During 2015, production shifts were reduced at the unit in Piray MDF and in the particleboard plant in Zarate (Argentina), in order to improve operational efficiencies. Although the shift reductions and communications were performed in accordance with the provisions of the Labor Contract Law, workers of the plant in Zarate went on strike, causing a six-hour stoppage. Also during 2015, the pulp union carried out three work stoppages and blockades in Arauco Argentina’s pulp mill: the first event occurred on May 25 for 3 days; the second on August 3, also lasting 3 days; and the last one on September 1, which lasted 14 days.

During 2013, we experienced (i) a 27-day stoppage at Arauco Argentina’s Zarate mill in April 2013, as a result of a strike by the construction union; (ii) a two-day stoppage at Arauco Argentina’s chemical mill in May 2013, as a result of a strike by the Santa Fe Federation of Labour; and (iii) a one-day stoppage at Arauco Argentina’s pulp mill in June 2013 and a three-day stoppage at Arauco Argentina’s pulp mill in October 2013, both as a result of a strike by the pulp union. During 2011 we experienced a three-day stoppage at Arauco Argentina’s chemical mill in March 2011, as a result of a strike by the chemical union, but the strike were limited to two hours per shift and did not materially affect operations.

Our Brazilian operations have not experienced any work stoppages in the last five years.

During 2014, we experienced 7.5 days of work stoppages during the final phase of construction at Montes del Plata and the start of operations, caused by contractors and third parties. During 2015, there were 28 minor events amounting to 5.5 days of work stoppages, caused by transportation and timber logistics contractors.

In September 2011, we experienced a 21-day work stoppage of construction at the Montes del Plata joint operation in Uruguay. In 2012, we experienced approximately 17 days of work stoppages and in 2013, approximately 33 days of work stoppages during the construction at Montes del Plata. These stoppages were caused by national and local strikes related to various labor conflicts mostly of Montes del Plata subcontractors.

Our Canadian and U.S. operations did not experience any work stoppages in 2012, 2013, 2014 or 2015.

We renewed all of the collective-bargaining agreements that expired during 2015 in Chile, with the exception of two agreements whose renewals were postponed until May. We cannot assure you that a work slowdown, or a work stoppage or strike, will not occur prior to or upon the expiration of our labor agreements, and we are unable to estimate the extent to which any such work slowdown, stoppage or strike may adversely affect our sales.

In addition, we depend to a significant extent on employees of contractors to which we outsource a wide range of services including management of certain of our plantations and transportation of raw materials and products. On July 1, 2012, we commenced the process of insourcing the operation of 13 sawn timber industrial facilities, which had previously been managed by third-party companies. In the process, we hired 2,900 employees of these third-party companies. As of December 31, 2015, we had contracts with approximately 788 contractors, who employed approximately 21,353 employees. Under Chilean and Brazilian labor legislation, we are secondarily liable for the payment of labor and the social security obligations owed to employees of our contractors. In Chile, in the event that we do not exercise the rights granted to us by the labor laws regarding the supervision of our contractors in their compliance of their labor and social security obligations, then our responsibility is elevated from secondary to joint and several, thus enabling an employee of a contractor to bring a claim relating to these obligations against both the contractor and us, as the party hiring such contractor, although the contractor would remain primarily liable for such obligations. Generally, we are also responsible for the health and safety conditions of the contractors’ workers and are obligated to ensure that the contractors comply with all obligations related to such conditions while such workers are performing activities for us within our corporate purpose.

In Argentina, substantially similar joint liability rules apply to a principal and its contractors. In addition, national rural labor law, Law No. 26,727, promulgated on December 28, 2011 and fully in effect since March 2013, permits contractor employees under forestry contracts to bring actions directly against the principal to whom the employees’ services are being provided, instead of requiring them to bring actions against the contractor. For work or services related to the ordinary production process of a principal, the law provides that an employment relationship is deemed to exist between the principal and the employee of the contractor.

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

As of December 31, 2015, 64.5% of our property, plant and equipment and forest assets were directly owned by Celulosa Arauco y Constitución S.A., and our Chilean subsidiaries, and in 2015, 59.7% of our revenues were attributable to our Chilean operations. Accordingly, our business, financial condition, results of operations and cash flows depend, to a considerable extent, upon economic conditions in Chile. Future changes in the Chilean economy could adversely affect our business, financial condition, results of operations and cash flows and may impair our ability to proceed with our strategic plan of business. In addition, such changes may impact the market price of our securities.

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

On September 29, 2014, Law No. 20,780, or the Tax Reform, was published in the Official Gazette, introducing significant changes to the Chilean taxation system and strengthening the powers of the Servicio de Impuestos Internos (Chilean IRS) to control and prevent tax avoidance. The Tax Reform contemplates, among other matters, changes to the corporate tax regime to create two tax regimes. Starting on January 1, 2017, Chilean companies will be subject to the sistema parcialmente integrado (the partially integrated regime) or the sistema de renta atribuida (the deemed taxation regime). The partially integrated regime will be the default regime for companies owned by legal entities and only those companies owned by natural persons or non-resident taxpayers will be eligible to opt for the deemed taxation regime. Both regimes provide for the gradual increase of the corporate tax rate to 24% in 2016 (21% in 2014, 22.5% in 2015 and 24% in 2016). Depending on the tax regime applicable to a company, tax rates will gradually be increased to a maximum rate of 25% in 2017, in the case of the deemed taxation regime, or 27% in 2018, in the case of the partially integrated regime.

Under the amended regulations as a sociedad anónima, the default regime that applies to us is the partially integrated regime.

The Superintendency of Securities and Insurance issued Oficio Circular No. 856 on October 17, 2014, which instructs regulated entities to record as a charge to shareholders’ equity in their statutory financial statements the difference in deferred tax assets and liabilities that results from the increase in the tax rate set forth in Law No. 20,780. The impact of this circular has been incorporated in the statutory financial statements which are used to determine the distributable income. This circular differs from International Financial Reporting Standards (IFRS), which requires the impact to be recorded as part of the income statement. However, the financial statements that we prepared and filed with the SVS as of and for the periods ended September 30 and December 31, 2014 and 2015, account for deferred taxes in accordance with Oficio Circular No. 856.

In the attached financial statements prepared in accordance with IFRS, the effect of the change in the tax rate of first category in assets and liabilities relating to deferred taxes resulted in an expense of U.S.$292,717,000 (U.S.$292,155,000 attributable to owners of the parent) has been recorded in the income statement for the year ended December 31, 2014.

Further amendments could affect our income tax rates. We have no control and cannot predict how such amendments will affect, directly or indirectly, the Chilean economy or our operations and revenues. Our operations and financial condition and the market price of our securities may be adversely affected by changes in policies involving exchange controls, taxation and other matters. Furthermore, the change imposed by SVS by Oficio Circular 856 dated October 17, 2014 obliging companies under its supervision not to follow IFRS could lead investors to improperly determine Arauco’s results with respect to the effect of the tax reform on Arauco’s deferred taxes.

Chile has different corporate disclosure standards from those with which you may be familiar in the United States, and Chile’s securities laws may not afford you the same protections as U.S. securities laws.

The securities disclosure requirements applicable to certain foreign private issuers differ from those applicable to issuers domiciled in the United States in some important respects. Accordingly, the information about us available to you will not be the same as the information disclosed by a U.S. company required to file reports with the U.S. Securities and Exchange Commission, or SEC.

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

Chile has experienced high rates of inflation in the past, the highest of which occurred more than 20 years ago. The annual rates of inflation (as measured by changes in the consumer price index and as reported by the Chilean National Institute of Statistics) in 2011, 2012, 2013, 2014 and 2015 were 4.4%, 1.5%, 3.0%, 4.6% and 4.4% respectively. High levels of inflation in Chile could adversely affect the Chilean economy and have a material adverse effect on our revenues, results of operations, financial condition and cash flows. Changes in the rate of inflation in Chile could continue in the future. Due to the competitive pressures we face in each of our product lines, we may not be able to increase prices in lock-step with inflation, which could materially and adversely affect our revenues, results of operations, financial condition and cash flows.

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

As of December 31, 2015, 9.2% of our property, plant and equipment and forest assets were owned by our Argentine subsidiaries, and in 2015, 10.6% of our revenues were attributable to our Argentine operations. The financial condition and results of our Argentine operations, including the ability of our Argentine subsidiary Arauco Argentina to raise capital, depend, among other factors, upon economic conditions prevailing in Argentina. See “Item 4. Information on our Company—Description of Business—History.”

There are various aspects of the Argentine economy that could adversely affect our operations, including, among others, inflation, interest rates, foreign exchange controls and taxes. Since 2001 there have been a number of monetary and currency exchange control measures implemented in Argentina, which have included the obligation to repatriate foreign currency earned abroad and tight restrictions on transferring funds abroad, with certain exceptions for authorized transactions. As of the date of this annual report, in order to begin to normalize the economy, certain of these measures have been eliminated or relaxed by the new Argentine administration that took office as of December 10, 2015. After moving quickly to eliminate foreign-exchange restrictions and shifting to a more flexible exchange rate, the government plans to reduce inflation gradually.

We guarantee a portion of Arauco Argentina’s debt. We may be required to fulfill our obligation under our guarantees if Arauco Argentina’s ability to transfer funds abroad to service such debt is restricted. For a description of Arauco Argentina’s debt which we guarantee see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Although past restrictions did not materially affect Arauco Argentina’s business, financial condition, results of operations and cash flows, including its ability to service its debt, if in the future such payments are restricted, such restrictions would be an obstacle to Arauco Argentina’s ability to transfer money abroad, which may negatively affect its financial condition, results of operations and cash flows.

We have no control over and cannot predict how any future changes in economic policy or other changes in the Argentine economy could affect our operations and revenues in Argentina.

Risks Relating to Brazil

Economic conditions in Brazil may have a direct impact on our business, financial condition, results of operations and cash flows.

As of December 31, 2015, 7.4% of our property, plant and equipment and forest assets were owned by our Brazilian subsidiaries, and in 2015, 7.0% of our revenues were attributable to our Brazilian operations. See “Item 4. Information on our Company—Description of Business.” As a result of the foregoing, to a certain extent, our business, financial condition, results of operations and cash flows will be dependent on economic conditions in Brazil.

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

The Brazilian government has exercised and continues to exercise a substantial influence over many aspects of the Brazilian economy. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, wage and price controls, currency devaluations, capital controls and limits on imports. The business, financial condition, results of operations and cash flows of our Brazilian subsidiaries may be adversely affected by such matters, changes in policy or regulation involving tariffs and exchange controls, as well as by factors such as:

•	currency fluctuations;

•	inflation;

•	social instability;

•	price instability;

•	interest rates;

•	liquidity of domestic capital and lending markets,

•	tax policy;

•	political instability; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

The Brazilian government’s actions have had and may continue to have a material effect on private sector entities, including our operations in Brazil. We have no control over and cannot predict how government intervention and policies will affect the Brazilian economy or, directly and indirectly, our operations and revenues.

Future economic, social and political developments in Brazil may adversely affect the business, financial condition, results of operations and cash flows of our Brazilian subsidiaries.

Inflation and efforts by the Brazilian government to combat inflation may contribute significantly to economic uncertainty in Brazil and could harm the business of our Brazilian subsidiaries.

Brazil has, in the past, experienced high rates of inflation. More recently, Brazil’s rates of inflation were 6.5% in 2011, 5.8% in 2012, 5.9% in 2013, 6.4% in 2014 and 10.7% in 2015, as measured by the Índice de Preços ao Consumidor-Amplo (Brazilian Consumer Price Index). In the past, inflation, governmental measures to combat inflation and public speculation about possible future actions have had significant effects on the Brazilian economy and on the financial condition and results of operation of business, such as ours, operating in Brazil.

Fluctuations in the value of Brazil’s currency against the value of the U.S. dollar may result in uncertainty in the Brazilian economy, which may adversely affect the financial condition, results of operations and cash flows of our recently acquired Brazilian subsidiaries.

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

For example, the Brazilian real depreciated against the U.S. dollar by 10.8% and by 47.7% in 2014 and in 2015, respectively. The exchange rate between the Brazilian real and the U.S. dollar may continue to fluctuate and may rise or decline substantially from current levels. From January 1 to March 31, 2016 the Brazilian real appreciated by 12.1% with respect to the U.S. dollar.

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

As of December 31, 2015, 16.2% of our property, plant and equipment and forest assets were owned by Montes del Plata and its affiliates in Uruguay, and in 2015, 7.0% of our revenues were attributable to the Uruguayan operations of Montes del Plata. See “Item 4. Information on our Company—Description of Business.”

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

As of December 31, 2015, 2.3% of our property, plant and equipment and forest assets were owned by our U.S. subsidiaries, and in 2015, 11.8% of our revenues were attributable to our U.S. subsidiaries. See “Item 4. Information on our Company—Description of Business.”

As of December 31, 2015, 0.4% of our property, plant and equipment and forest assets were owned by our Canadian subsidiaries, and in 2015, 3.9% of our revenues were attributable to our consolidated Canadian subsidiaries, which includes our Canadian subsidiaries’ operations in the United States. See “Item 4. Information on our Company—Description of Business.”

As a result of the foregoing, to a certain extent, our business, financial condition, results of operations and cash flows will be dependent on economic conditions in the United States and Canada.

Risks Relating to Other Markets

Our business, earnings and prospects may be adversely affected by developments in other countries that are beyond our control.

Our business, financial condition, results of operations and cash flows depend, to a large extent, on the level of economic activity, government and foreign exchange policies and political and economic developments in our principal export markets. In 2013, 2014 and 2015, 92.8%, 91.8% and 90.8%, respectively, of our total pulp sales, and 41.3%, 43.9% and 42.3%, respectively, of our total sales of forestry, wood and panel products, were attributable to exports, principally to customers in Asia, the Americas and Western Europe, collectively. Our business, earnings and prospects, as well as our financial condition, results of operations, cash flows and the market price of our securities, may be materially and adversely affected by developments in these export markets relating to inflation, interest rates, currency fluctuations, protectionism, government subsidies, price and wage controls, exchange control regulations, taxation, expropriation, social instability or other political, economic or diplomatic developments. For example, certain target countries to which we export may impose buying restrictions in our industry, which may adversely affect our sales. We have no control over these conditions and developments which could adversely affect us and our business, financial condition, results of operations and cash flows or the price or market of our securities.

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

During 2015, our ratings and outlook at the national and international scale remained unchanged.

We cannot assure you that we will not be subject to further credit rating downgrades. Credit rating downgrades below investment grade could have a material and adverse effect on our ability to service our debt, including our securities, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

Item 4. Information on our Company

DESCRIPTION OF BUSINESS

We believe that, as of December 31, 2015, we were one of Latin America’s largest forest plantation owners, and that we are Chile’s largest exporter of forestry and wood products in terms of revenue. We have industrial operations in Chile, Argentina, Brazil, the United States, Canada and Uruguay (via our 50% share in Montes del Plata). As of December 31, 2015, we had more than 1.0 million hectares of plantations in Chile, Argentina, Brazil and Uruguay combined. During 2015, we harvested approximately 22.5 million cubic meters of sawlogs and pulplogs and sold approximately 8.0 million cubic meters of wood products, including sawn timber (green and kiln-dried lumber), remanufactured wood products and panels (plywood, medium density fiber board, or MDF, particleboard, or PBO, and high density fiber board, or HB). During 2015, we sold approximately 3.5 million tonnes of pulp in the form of hardwood bleached pulp, softwood bleached pulp, softwood unbleached pulp and fluff pulp.

Based on information published by Hawkins Wright Ltd., an independent research company for the pulp and paper industry, as of December 31, 2015, we were one of the world’s largest producers of bleached and unbleached softwood kraft market pulp in terms of production capacity, with an estimated 7.2% share of the total world production capacity of bleached softwood kraft market pulp and a 24.2% share of the total world production capacity of unbleached softwood kraft market pulp. “Market pulp” is pulp sold to manufacturers of paper products, as opposed to pulp produced by an integrated paper producer for use in its paper production facilities. “Kraft pulp” is pulp produced using a chemical process.

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

In 1996, we acquired Alto Paraná S.A., an Argentine company (that effective January 1, 2015, changed its name to Arauco Argentina S.A.), which, at the time of the acquisition, owned plantations and other land in Argentina and manufactured and sold bleached softwood kraft pulp. With this acquisition, we expanded our market opportunities outside of Chile.

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

On September 27, 2009, Arauco and its subsidiary Inversiones Arauco Internacional, executed a series of joint operation agreements with Stora Enso, pursuant to which Stora Enso Amsterdam B.V. agreed to transfer the ownership of 100% of the shares of Stora Enso Uruguay S.A. to Forestal Cono Sur. As a consequence of this transaction, Arauco and Stora Enso equally control all assets that both companies own in Uruguay.

In April 2010, our subsidiary Arauco do Brasil S.A. acquired 50% of the shares of Dynea Brasil S.A. from Dynea AS for U.S.$15 million. As a result of this acquisition, we became the owner of 100% of the shares of Dynea Brasil S.A., which was absorbed by Arauco do Brasil S.A. in May 2010.

On January 18, 2011, Arauco and Stora Enso agreed to carry out the construction of a state of the art pulp mill with an annual capacity of 1.3 million tonnes, a port and a power producing unit based on renewable sources, all located in Punta Pereira, department of Colonia, Uruguay. The total investment was approximately U.S.$2.5 billion. The pulp mill entered the production phase in June 2014, and reached full production capacity in October 2015.

On November 17, 2011, Centaurus Holdings S.A., a Brazilian company that is 51% owned by Klabin S.A. and 49% by our subsidiary Arauco Forest Brasil S.A., acquired the shares of Florestal Vale do Corisco Ltda., which has 107,000 hectares of land in the Brazilian state of Paraná. The total purchase price for the transaction was U.S.$473.5 million, of which we paid 49%. On May 31, 2012, Centaurus Holdings S.A. was absorbed by Florestal Vale do Corisco Ltda.

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

On July 28, 2015, Mahal Empreendimentos e Participações S.A., a Brazilian company, of which our subsidiary Arauco Forest Brasil S.A. owns 84.53% and Empreendimentos Florestais Santa Cruz Ltda. owns 15.47%, acquired 37,625 hectares of land in the Brazilian state of Mato Grosso do Sul. The total purchase price for the transaction was U.S.$ 53 million.

On October 27, 2015, our subsidiary Arauco Forest Brasil S.A acquired 51% of the shares of Novo Oeste Gestão de Ativos Florestais S.A. As a result of this acquisition, we became the owner of 100% of the shares of Novo Oeste Gestão de Ativos Florestais S.A., which has 26,229 hectares of forestry plantations in the Brazilian state of Mato Grosso do Sul.

On December 1, 2015, Arauco’s wholly-owned subsidiaries Paneles Arauco S.A., Aserraderos Arauco S.A. and Arauco Distribución S.A. were merged into Paneles Arauco S.A., company which will operate the panel and sawmill business.

On November 30, 2015, our subsidiary Inversiones Arauco Internacional Limitada, entered into a share purchase agreement with Sonae Industria (“Sonae”) under which the purchase of 50% of the shares of a Spanish subsidiary of Sonae, currently named Tableros de Fibras S.A., was agreed, along with the name change to “Sonae Arauco”. According with the executed agreements, both Sonae and Arauco will jointly control Sonae Arauco. The share purchase agreement is subject to the satisfaction of certain conditions precedent including: (i) the approval of the purchase by the relevant antitrust authorities; (ii) the restructuring of the total debt of the companies that will remain under the control of the future Sonae Arauco (which would leave Sonae Arauco with a total debt ranging between €220 to €230 million); (iii) the corporate restructuring of certain of the future Sonae Arauco’s subsidiaries; and (iv) the transfer to Sonae of certain subsidiaries that are currently under the control of Tafisa, and that are not in the joint venture’s interest. It is expected that the transaction will close during the first half of 2017, if the conditions precedent are satisfied.

The price agreed for the Sonae Arauco transaction is €137,500,000, payable at closing. Sonae Arauco and its subsidiaries are expected to produce and market wood panels, of the OSB, MDF and PB type, and sawn timber through the operation of: (i) two panel plants and one sawmill in Spain; (ii) two panel plants and one resin plant in Portugal; (iii) four panel plants in Germany, (iv) and two panel mills in South Africa. In aggregate, the production capacity of Sonae Arauco, after the required restructurings are concluded, is expected to be of approximately 460,000 cubic meters of OSB, 1,450,000 cubic meters of MDF, 2,270,000 cubic meters of particleboards and 100,000 cubic meters of sawn timber.

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

The following table sets forth our ownership interests in our subsidiaries as of December 31, 2015.

	Country of incorporation	Total stock held
Agenciamiento y Servicios Profesionales S.A. de C.V.	Mexico	99.9990%
Arauco Argentina S.A. (Ex-Alto Paraná S.A.)	Argentina	99.9801
Arauco Australia Pty Ltd.	Australia	99.9990
Arauco Bioenergía S.A.	Chile	99.9999
Arauco Colombia S.A.	Colombia	99.9982
Arauco do Brasil S.A	Brazil	99.9990
Arauco Florestal Arapoti S.A.	Brazil	79.9992
Arauco Forest Brasil S.A.	Brazil	99.9991
Arauco Europe Cooperatief U.A. (Ex-Holanda Cooperatief U.A.)	The Netherlands	99.9990
Arauco Panels USA LLC	U.S.A.	99.9990
Arauco Perú S.A.	Peru	99.9990
Arauco Wood Products, Inc.	U.S.A.	99.9990
Araucomex S.A. de C.V.	Mexico	99.9990
Consorcio Protección Fitosanitaria Forestal S.A.	Chile	57.7404
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	99.9789
Flakeboard America Limited	U.S.A.	99.9990
Flakeboard Company Limited	Canada	99.9990
Forestal Arauco S.A.	Chile	99.9484
Forestal Cholguán S.A.	Panama	98.4478
Forestal Concepción S.A.	Chile	99.9990
Forestal Los Lagos S.A.	Chile	79.9587
Forestal Nuestra Señora del Carmen S.A.	Argentina	99.9805
Forestal Talavera S.A.	Argentina	99.9942
Greenagro S.A.	Argentina	97.9805
Inversiones Arauco Internacional Ltda.	Chile	99.9990
Investigaciones Forestales Bioforest S.A.	Chile	99.9489
Leasing Forestal S.A.	Argentina	99.9801
Mahal Empreendimentos e Participacoes S.A.	Brazil	99.9934
Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	99.9990
Paneles Arauco S.A.	Chile	99.9995
Savitar S.A.	Argentina	99.9841
Servicios Aéreos Forestales Ltda.	Chile	99.9990
Servicios Logísticos Arauco S.A.	Chile	99.9997

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

•	we continue to develop our facilities, transportation, shipping, storage and product distribution network that allow us to reach over 80 countries worldwide; and

•	we are expanding internationally into new regions that we believe have comparative advantages in the forestry and wood products sector.

Domestic and Export Sales

The following table sets forth our revenue derived from exports and domestic sales for the years indicated.

	Year ended December 31,
	2013	2014	2015
	(in millions of U.S. dollars)
Export Sales
Bleached pulp	$1,591	$1,714	$1,762
Unbleached pulp	293	302	275
Sawn timber	479	538	419
Remanufactured wood products	207	204	231
Panels	507	547	504
Other	5	2	4

Total export revenue	$3,082	$3,306	$3,195

Domestic Sales
Bleached pulp	$139	$171	$197
Unbleached pulp	7	9	8
Logs	118	121	88
Sawn timber	105	100	79
Remanufactured wood products	38	32	57
Chips	21	20	18
Electric power	146	160	121
Panels	1,420	1,374	1,333
Other	70	50	50

Total domestic revenue	$2,064	$2,037	1,952

Revenue	$5,146	$5,343	5,147

The following table sets forth a geographic market breakdown of our export revenue for the years indicated.

	Year ended December 31
	2013	2014	2015
	(in millions of U.S. dollars)
Asia and Oceania	$1,564	$1,720	$1,673
North America	618	661	656
Europe	417	354	236
Central and South America	330	353	482
Other	154	218	148

Total	$3,082	$3,306	$3,195

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

Throughout our history, we have demonstrated a continued commitment to the improvement of our forest management policies. In particular, we have adopted environmentally sensitive policies towards our holdings of native forests, which are protected and preserved in their entirety. Our products come from our established plantations only; we do not sell any products derived from our native forests. We conduct our forestry operations in accordance with current legislative and environmental sustainability standards. Certain of our subsidiaries have received various environmental certifications as of the date of this annual report, which include, but are not limited to the following:

•

Forest Stewardship Council® Forest Management Certification: a forest management certification aimed at promoting forest management that is environmentally responsible, socially beneficial and economically viable for the world’s forests. FSC® is a non-profit organization devoted to encouraging the responsible management of the world’s forests (Forestal Arauco license code: FSC-C108276);

•

Sustainable Forest Management Certification (CERTFOR): the Chilean certification of sustainable forest management, as determined since 2004 by the PEFC (Program for the Endorsement of Forest Certifications Schemes). PEFC is an international non-profit, non-governmental organization dedicated to promoting sustainable forest management;

•	CERTFOR Chain of Custody Certification: a certification granted by the PEFC and designed to ensure that certified raw materials are used in finished products;

•

FSC® Chain of Custody Certification: a certification from the FSC® that is designed to ensure traceability from certified forest and other controlled sources to the finished product (Forestal Arauco Zona Norte license code: FSC – C013026);

•

Environmental Management System ISO 14001: a certification issued by the International Standards Organization (ISO), awarded to organizations that comply with environmental legislation, monitor significant environmental impacts, prevent pollution and maintain a continuing program of environmental improvement. ISO is an international non-profit, non-governmental organization dedicated to developing international business standards; and

•

Occupational Health and Safety Assessment Series (OHSAS) 18001: a certification awarded for the effective management of conditions and factors that may adversely affect the work environment of employees, temporary workers, contractors and other persons who are in the workplace.

Forest Plantations

The information in this section includes 100% of the plantations owned by Forestal Arauco S.A. (Chile), 80% of the plantations owned by Forestal Los Lagos S.A., 100% of the plantations owned by Arauco Argentina, 50% of the plantations we own in Uruguay through the Montes del Plata joint operation, 100% of the plantations owned by Arauco Forest Brasil, 80% of the plantations owned by Arauco Florestal Arapoti and 100% of the plantations owned by Mahal Empreendimentos e Participacoes S.A, unless otherwise mentioned.

As of December 31, 2015, our planted forests consisted of 69.0% radiata, taeda and elliottii pine and 28.9% eucalyptus. Radiata, taeda and elliottii pine have a rapid growth rate and a short harvest cycle compared to other commercial softwoods. These pine species are sufficiently versatile for both the production of forestry and wood products and the production of long-fiber pulp for sale to manufacturers of paper and packaging.

We seek to manage our forestry resources seeking to ensure that the annual growth of our forest is equal to or greater than the volume of resources harvested each year. In 2015, Arauco planted a total of 58,863 hectares and harvested a total of 60,700 hectares in Chile, Argentina, Brazil and Uruguay. We believe that our annual harvests and plantations, long-term sustainable equilibrium is approximately 64.8 thousand hectares.

Our planted radiata pine forests are located in central and southern Chile, and most are located in close proximity to our major production facilities and to port facilities. As of December 31, 2015, our aggregate radiata pine holdings comprised 38% of all Chilean radiata pine plantations, making us the country’s largest radiata pine plantation owner according to the Chilean Forestry Institute. As of December 31, 2015, we owned approximately 1.1 million hectares of land in Chile, of which 719 thousand hectares are forest plantations.

As of December 31, 2015, we owned approximately 263,384 hectares of forest and other land in Argentina, approximately 181,908 hectares of forest and other land in Brazil and approximately 118,016 hectares of forest and other land that Montes del Plata owns in Uruguay. Of the total land we own in Uruguay through Montes del Plata, 100% is planted with eucalyptus: dunnii (74%), globulus (11%), grandis (7%) and other species (8%).

Of the total land we own in these four countries, approximately 146,774 hectares of land is planted with taeda pine and elliottii pine, both species of softwood that has a growth rate similar to that of radiata pine. The balance includes plantations of other species of trees, land to be planted, protected areas and native forests.

The following table sets forth the number of hectares and types of uses of our land holdings and rights, as of December 31, 2015.

	As of December 31, 2015
	Total	Distribution
	(in hectares)	(percentage)
Pine plantations(1)
0-5 years	171,654	10.3%
6-10 years	164,457	9.8%
11-15 years	141,751	8.5%
16-20 years	138,635	8.3%
21+ years	89,679	5.4%
Subtotal	706,176	42.2%
Eucalyptus plantations(2)	296,239	17.7%
Plantations of other species	21,689	1.3%
Subtotal of Plantations	1,024,104	61.2%
Land for plantations	55,055	3.3%
Land for other uses(3)	592,833	35.5%

Total(4)	1,671,990	100.0%

(1)	All years are calculated from the date of planting.
(2)	Approximately 76.6% of our eucalyptus plantations are less than 10 years old.
(3)	Includes roads, firebreaks, native forests and yards.
(4)	Includes 100% of the plantations owned by Forestal Arauco S.A. (Chile), 80% of the plantations owned by Forestal Los Lagos S.A., 100% of the plantations owned by Arauco Argentina, 50% of the plantations we own in Uruguay through the Montes del Plata joint operation, 100% of the plantations owned by Arauco Forest Brasil, 80% of the plantations owned by Arauco Florestal Arapoti and 100% of the plantations owned by Mahal Empreendimentos e Participacoes S.A. Also includes 23,112 hectares for which we have the right to harvest but do not own the land, of which 16,208 hectares are in Chile, 6,599 hectares are in Uruguay and 305 hectares are in Argentina.

Land Acquisition and Afforestation

Our total land assets have increased from fewer than 170,000 hectares in 1980 to 1,671,990 hectares as of December 31, 2015. In the five years ending December 31, 2015, we purchased 110,422 hectares of land, of which 40,406 hectares were purchased in Chile, 5,506 in Argentina, 55,107 in Brazil and 9,403 in Uruguay. For more information regarding our material acquisitions, see “—History”.

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

Forest Management

For our pine plantations, our forestry management activities seek to increase sawlogs through advanced genetic techniques, planting and site preparation procedures, thinning and pruning. Managed forests can produce trees of larger diameter and, if pruned, a higher proportion of clear wood, which generally commands a higher price than knotted wood. Although some land is not suitable for the production of pruned logs, as of December 31, 2015, approximately 56% of our pine forests in Chile were conducive to clear wood production.

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

As of December 31, 2015, we had 18 nurseries in Chile, Argentina, Brazil and Uruguay, in which we grow seedlings using seeds and cuttings from genetically selected trees. To achieve higher quality trees and an increased growth rate, we apply strict selection criteria to the trees from which seedlings are produced. We then plant the seedlings manually. Depending upon the species of tree to be planted and the nutrient and physical characteristics of the soil, we may also undertake a certain amount of ground preparation before planting. Our other principal forest activities are thinning, pruning and harvesting.

Thinning, or culling inferior trees from the plantation, occurs when commercially necessary. Thinned trees are used in pulp production or, depending on the quality of the particular land, as sawlogs. Commercial thinning occurs when trees are eight to 14 years old and results in an average reduction of the number of trees per hectare from the original stocking of 1,250 and 1,600, depending on the productivity of the land, to 700 in the first thinning (8-9 years) and to approximately 450 in the second thinning (12-14 years).

This high level of thinning benefits Arauco for the following reasons:

•	the cost of planting is relatively low,

•	the higher number of young trees provide each other with natural protection from the elements, and

•	the high degree of selection that thinning makes possible leaves only the highest quality trees to be harvested.

Pruning involves removing branches, the source of knots, which are the main defect in sawn timber. Pruning results in a high-quality clear wood saw log of 5.3 meters from each tree, and is conducted three times:

•	when trees are five to seven years old,

•	one year later, when trees are six to eight years old, and

•	one year later, when trees are seven to nine years old.

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

	2013	2014	2015
	(in hectares)
Thinning	13,156	12,574	14,003
Pruning	26,086	28,195	31,292
Harvesting	35,852	35,653	33,266

We manage our forest activities, but we hire independent contractors to perform the bulk of our operations, including planting, maintenance, thinning, pruning, harvesting, transportation and access road construction. As of December 31, 2015, we had arrangements with more than 273 independent contractors that employed over 12,307 workers in Chile. Many of these contractors have long-standing relationships with us, but we award the majority of contracts based on competitive bids. We believe that our arrangements with independent contractors provide greater flexibility and efficiency than performing these activities directly.

Our plantations are interspersed with native forest and farmland, and, as a result, they are naturally protected against the spread of certain diseases. In addition, our subsidiary Investigaciones Forestales Bioforest S.A., or Bioforest, has developed strategies to protect our forests from pests and diseases. During the last five years, radiata pine plantations in Chile have been affected by two health problems in particular: 1) the sirex noctilio, a wasp which attacks stressed trees, has caused a natural selection for thinning and 2) the disease produced by phytophthora pinifolia has reduced the growth rate of certain trees. To mitigate the effects of the sirex noctilio, Bioforest has implemented a biological control program under which it has released into the affected forests natural enemies of the sirex noctilio, including the nematode, the beddingia siricidicola and the parasitoid ibalia leucospoide. To control the spread of phytophthora pinifolia, Bioforest has begun a genetic program to make our trees more tolerant to this disease and has also begun dispersing in our forests a fertilizer that further promotes resistance. For more information regarding certain risks to our forests presented by disease, see “Item 3. Key Information—Risk Factors—Disease or fire could affect our forests and manufacturing processes and, in turn, adversely affect our business, financial condition, results of operation and cash flows.”

We operate an extensive fire control organization that interacts with the fire control organizations of other forestry companies to ensure that any fire damage to our forests is minimal. The operation consists primarily of a system of spotter towers, manned 24 hours a day during the summer months, from which spotters report the direction of any fire observed to a central command post, where the fire’s exact location is determined and an appropriate ground and/or aerial response is formulated. The focus of this operation is to detect and control fires in less than 10 minutes in order to prevent fires from spreading. Over the last five years, this system has limited fire damage to our forests to an average of 5,788 hectares of the plantations per year. Nevertheless, beginning on December 31, 2011, wildfires, exacerbated by high temperatures and strong winds, broke out in the Eighth Region of Chile. As a result, the fires destroyed our Nueva Aldea plywood mill and approximately 8,200 hectares of our forest plantations. The affected forest plantations represented approximately 0.8% of our total forest plantations.

During the end of 2015 and during the first quarter of 2016, fires that affected our forest plantations destroyed 618 hectares. See “Item 3. Key Information — Risk Factors — Risks Relating to US and the Forestry Industry — Disease or fire could affect our forests and manufacturing processes and, in turn, adversely affect our business financial conditions, results of operations and cash flows.”

Forest Production

We harvested 22.5 million cubic meters of logs during the year ended December 31, 2015, consisting of 10.1 million cubic meters of sawlogs, 6.7 million cubic meters of pine pulplogs and 5.7 million cubic meters of eucalyptus pulplogs and other logs. We did not export any pulplogs during 2015 because substantially all of the pulplogs from our forests were used in our pulp or panel mills. During 2015, our sawmills and panel mills used 7.4 million cubic meters of sawlogs. We also sold 1.8 million cubic meters of sawlogs to unaffiliated domestic sawmills during 2015.

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

Pulp

We believe that we were Chile’s largest producer of bleached and unbleached softwood market pulp in terms of production in 2015. For the year ended December 31, 2015, pulp sales were U.S.$2.2 billion, representing 43.6% of our total revenue for the period.

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

We use a chemical process, known as the kraft process, in our pulp mills in Chile, Argentina, and Uruguay. The raw wood is in the form of pulplogs and chips, which are used in the production process to produce pulp. The pulplogs are first debarked and chipped. The chips are then screened, mixed and cooked with chemicals to separate the bulk of the lignin from the wood fibers. After the material is screened and washed, it is then passed to high-density tanks. For bleached pulp, the next step is a five-stage bleaching process using chemicals, primarily chlorine dioxide. At all of our pulp mills, the bleaching process is preceded by an oxygen delignification stage. Then, the fibers are subject to a final stage where a sheet is formed and subsequently dried and baled for transport to customers. The lignin and bark produced during this process is used as fuel in the boilers to produce steam, providing heat and generating electricity for the mill. Our bleached pulp is bleached to a 90+ brightness level, as measured by the ISO test procedure, which is one of the industry’s measurement methods.

Pulp Mills

As of December 31, 2015, we owned and operated five pulp mills in Chile, one in Argentina, and jointly owned and operated one in Uruguay with Stora Enso, with an aggregate installed annual production capacity of approximately 3.9 million tonnes. This figure includes 50% of our Montes del Plata joint operation. Our six pulp mills, together with the 50% volume we include from our interest in the Montes del Plata mill, produced 3.1 million tonnes of bleached pulp and 0.5 million tonnes of unbleached pulp in 2015.

All of our pulp mills in Chile are certified under ISO 9001, ISO 14001 and under standard Chain of Custody FSC® and CERTFOR (PEFC Homolgated). The Puerto Esperanza Pulp Mill in Argentina is certified under ISO 9001, ISO 14001, OHSAS 18001 and Chain of Custody FSC®. The following list sets forth the codes of license COC FSC® for each pulp mill:

•	Arauco Pulp Mill: FSC-C006552

•	Licancel Pulp Mill: FSC-C109896

•	Constitución Pulp Mill: FSC-C109895

•	Nueva Aldea Pulp Mill: FSC-C011929

•	Valdivia Pulp Mill: FSC-C005084

•	Puerto Esperanza Pulp Mill: FSC-C121377

•	Celulosa y Energía Punta Pereira (Montes del Plata) Pulp Mill: FSC-C116413

The following table sets out bleached and unbleached kraft pulp production by plant for each of the years indicated.

	Year ended December 31,
	2011	2012	2013	2014	2015
	(in thousands of tonnes)
Chile
Arauco Mill (bleached)
Arauco I	279	282	284	269	268
Arauco II	469	505	510	483	474
Valdivia Mill (bleached)	513	550	550	550	549
Constitución Mill (unbleached)	324	307	311	310	303
Nueva Aldea Mill (bleached)	793	882	944	985	934
Nueva Aldea Mill (unbleached)	—	—	3	—	—
Licancel Mill (bleached)	50	—	—	—	—
Licancel Mill (unbleached)(1)	83	137	147	150	152

Subtotal	2,511	2,663	2,749	2,747	2,681

Argentina
Alto Paraná Mill (bleached)	305	307	331	282	314
Uruguay
Montes del Plata (50%)				240	608

Total	2,816	2,970	3,080	3,269	3,603

(1)	During 2011, the Licancel Mill produced unbleached pulp for a seven-month period. During 2012, 2013, 2014 and 2015, the Licancel Mill produced unbleached pulp for the entire period.

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

Constitución Mill. The Constitución Mill is located in the heart of a group of our radiata pine forests in the Seventh Region of Chile. As of December 31, 2015, the Constitución Mill was the largest unbleached softwood market pulp mill in the world, with an installed annual production capacity of approximately 355,000 tonnes. The unbleached pulp produced in this mill does not use any chlorine in its production process.

Licancel Mill. We acquired the Licancel Mill in September 1999. It is located in Licantén, which is 250 kilometers south of Santiago. The mill has an installed annual production capacity of approximately 155,000 tonnes of eucalyptus kraft pulp and pine bleached and unbleached kraft pulp. The Licancel Mill is equipped to produce elementary chlorine-free pulp.

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

In February 2015, the Environmental Assessment Service (SEA) unanimously approved the Environmental Impact Statement submitted by Arauco in order to move forward with the dissolving pulp project being developed at Valdivia Pulp Mill. This initiative, which requires a U.S.$185 million investment, will allow Arauco to be the first company in Chile to produce this type of pulp, in addition to creating a value added product and diversifying its supply to the market. Dissolving pulp is mainly used in the manufacture of viscose, which is known for its softness, shine, purity and high water absorption, making it suitable for use in the production of fabric medical items and personal care items, specifically clothing. Unlike synthetic fibers that are mostly produced from oil based sources, dissolving pulp is natural and renewable. In addition, this project will increase the facility’s power generation by 15 MW in comparison with the power generation during bleached hardwood kraft pulp campaign. The construction and operation of this project is subject to many environmental, regulatory, engineering and political uncertainties. As a result, we cannot provide any assurances that the project will be completed.

Nueva Aldea Mill. Located in the Eighth Region of Chile, this mill was completed in 2006 and currently has a production capacity of 1,027,000 tonnes per year, half of which is for the production of pine bleached kraft pulp and the other half of which is for the production of eucalyptus bleached kraft pulp. The Nueva Aldea Mill is equipped to produce elementary chlorine-free pulp.

Argentina

Arauco Argentina’s softwood pulp mill is located in the Province of Misiones, a region whose soil and climate are favorable for the rapid growth of pine trees. The Alto Paraná Mill is the only bleached softwood kraft market pulp facility in Argentina. The mill has an installed annual production capacity of 350,000 tonnes of pulp, consisting of fluff pulp and bleached softwood pulp for paper use, currently representing almost all of the total bleached softwood pulp production capacity in Argentina.

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

The Montes del Plata mill began operations on June 6, 2014 and the mill produced 1.2 million tonnes of bleached pulp in 2015.

On June 4, 2014, the environmental authorities of Uruguay (MVOTMA) approved an annual production capacity of the Montes del Plata mill of 1.5 million Adt per year.

Production Costs

Based on information published by Hawkins Wright, our cash costs for softwood pulp production are lower than the average costs of market pulp producers in Canada, the United States and Scandinavia, particularly with respect to transportation, which enables our costs to be lower than the average costs of our Northern Hemisphere competitors, on a total delivered cost basis. The following table compares our costs for the production of bleached softwood kraft market pulp to the average cost of market pulp producers in selected regions in the Northern Hemisphere.

	Bleached Softwood Kraft Pulp Producers’ Cost
	Arauco(1)(4)	British Columbia Coast	West Canada Interior	United States(4)	Sweden(4)	Finland(4)
	(in U.S.$ per tonne)
Wood	199	204	187	189	255	278
Chemicals	58	53	54	68	49	44
Labor and Others(2)	108	181	174	188	99	87
Total cash cost	365	438	415	445	403	409
Transportation(3)	36	67	101	69	64	71
Marketing and Sales	4	7	11	11	6	8
Total delivered cost	405	512	528	525	473	488

Source: Hawkins Wright. The Outlook for Paper Grade Pulp Demand, Supply, Costs and Prices, December 2015.

(1)	For comparative purposes, includes only Arauco’s operations in Chile.
(2)	Includes labor, energy, maintenance costs, and other mill costs.
(3)	Delivered in China.
(4)	Hawkins Wright and Arauco take into account a byproduct credit, which is not included in the total delivered cost shown in the table above.

Sales

Total shipments of bleached kraft market pulp in the global market during the year ended December 31, 2015 equaled 3.1 million tonnes. Based on information published by Pulp and Paper Production Council, we believe that our production represented 5.6% of this market in 2015. During the year ended December 31, 2015, we exported 89.9% of our bleached pulp, principally to customers in Asia and Western Europe.

Integrated manufacturers dominate the world production of unbleached softwood pulp, as opposed to non-integrated companies that sell market pulp, like us. “Market pulp” is pulp sold to manufacturers of paper products, as opposed to pulp produced by an integrated paper producer for use in its paper production facilities. With a total world production of unbleached softwood kraft pulp of 1.85 million tonnes for 2015, according to Pulp and Paper Production Council, we are the world’s largest single producer of unbleached softwood market pulp, based on sales, with 24.2% of the total market in 2015. During the year ended December 31, 2015, 97.1% of our total unbleached market pulp sales consisted of export sales. While for the last five years Asia has been our principal export market for unbleached market pulp, we continually seek niche markets for our products in Western Europe and the United States.

The following table sets forth, by region, the sales volumes of bleached and unbleached pulp for the years indicated.

	For the Year Ended December 31,
	2013	2014	2015
	(in tonnes)
Bleached Pulp
Asia and Oceania	1,623,377	1,874,346	2,003,058
Europe	609,825	527,839	603,593
North and South America	356,538	416,539	435,287
Other	8,379	9,077	35,999

Total	2,598,119	2,827,801	3,077,937

Unbleached Pulp
Asia and Oceania	382,390	332,964	325,394
North and South America	80,518	100,352	116,613
Europe	12,149	11,270	6,795
Other	6,799	6,920	10,756

Total	481,856	451,505	459,558

While there are many grades and varieties, pulp is a commodity that is marketed primarily based on price and service. In marketing our pulp, we seek to establish long-term relationships with non-integrated end users of pulp by providing a competitively priced, high-quality, consistent product and excellent service. The quality of our pulp derives from the high standards of production that we maintain at our mills and our use of a single species of tree, in contrast to pulp producers in some of the world’s major softwood pulp producing regions that mix different species, depending on availability and seasonality. Our bleached pulp is marketed under the brand names “Arauco” and “Arauco Argentina” and our unbleached pulp is marketed under the brand name “Celco.” The 50% share of the pulp produced from Montes del Plata is marketed under the brand name “Arauco.”

Prices for bleached kraft market pulp produced from radiata pine and eucalyptus normally fluctuate depending on prevailing world prices, which historically have been cyclical. The fluctuations generally depend on worldwide demand, world production capacity, business strategies adopted by major forestry, pulp and paper producers, the availability of substitutes and the relative strength of the U.S. dollar. See “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Conditions, Results of Operations and Cash Flows—Overview” and “—Pulp Prices” and “Item 3. Risk Factors-Risks Relating to Us and the Forestry Industry-Fluctuations in market price for our products could adversely affect our financial condition, results of operations and cash flows.”

The following table sets forth our average bleached and unbleached pine pulp prices per tonne at the indicated dates, for the years referenced.

	2013	2014	2015
	(U.S.$ per tonne)
Bleached Pulp
March 31	656	690	644
June 30	663	670	643
September 30	648	668	652
December 31	698	644	610

Unbleached Pulp
March 31	617	704	619
June 30	628	705	600
September 30	659	678	628
December 31	733	664	621

In accordance with customary pulp market practice, we do not have long-term sales contracts with our customers (except for in a few limited cases); rather, we maintain long-standing relationships with our customers with whom we periodically reach agreements on specific volumes and prices. We have a diversified customer base located throughout the world and totaling, as of December 31, 2015, more than 270 customers. As of December 31, 2015, we employed 15 sales agents to represent us in more than 45 countries. We manage this worldwide sales network from our headquarters in Chile.

Panels

Our panel products consist of plywood and fiberboard panels. For the year ended December 31, 2015, sales of panels were equal to U.S.$1.8 billion, representing 35.7% of our total revenues.

Exports, which include sales to countries other than the countries in which the goods are produced, accounted for 27.4% of our total revenues of panels for the year ended December 31, 2015. We sell panels primarily to customers in North America, Brazil, Chile, Argentina and other countries in Latin America.

The following table sets forth, by category, our panel sales to unaffiliated third parties for each of the years indicated.

	Year ended December 31,
	2011	2012	2013	2014	2015
	(in thousands of cubic meters)
Total Panels	3,222	3,555	5,163	5,284	5,509

As of December 31, 2015, we owned and operated four panel mills in Chile, two in Argentina, two in Brazil, six in the United States and two in Canada, with an aggregate installed annual production capacity of approximately 6.6 million cubic meters. Two acquisitions, in particular, expanded our North American manufacturing presence. In December 2011, Arauco Panels USA, one of our U.S. subsidiaries, entered into an asset purchase agreement to acquire an industrial facility in Moncure, North Carolina for U.S.$56 million plus approximately U.S.$6 million in working capital. In June 2012, we entered into a share purchase agreement to acquire five panel mills in the United States, one of which was located in Albany, Oregon; two in Bennettsville, South Carolina; one in Eugene, Oregon; and one in Malvern, Arkansas and two panel mills in Canada, located in St. Stephen, New Brunswick and Sault Ste. Marie, Ontario for a total purchase price of U.S.$242.5 million.

Our panel mills in Chile are certified under standard Chain of Custody FSC® (License Code FSC-C119538), which includes two panel mills and two plywood mills. Additionally, all of our panel mills in Chile, with the exception of our Teno Mill, are certified under CERTFOR (PEFC homologated).

In North America, all of our panel mills are certified under the Chain of Custody FSC® standard (License Code FSC-C019364) and our composite panel mills are also certified under the ISO 14001/ OHSAS 18001 standard.

Our Zárate Mill in Argentina is certified under the Chain of Custody FSC® standard (License Code FSC-C119529). All of our mills in Argentina are certified under the Environmental Management System ISO 14001 standard, as well as under the Occupational Health and Safety Assessment Series (OHSAS) 18001 standard.

Our panel mills in Brazil are certified under the Chain of Custody FSC® standard (License Code FSC-C010928 and FSC-C118530), the Environmental Management System ISO 14011 standard and the Occupational Health and Safety Assessment Series (OHSAS) 18001 standard.

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

Brazil

Jaguariaiva Mill. This mill produces MDF and has an installed annual production capacity of approximately 815,000 cubic meters of MDF panels and 540,000 cubic meters of melamine lamination. In April 2011, a project to expand the Jaguariaiva mill was approved. In May 2013, the second production line was started with an estimated annual installed capacity of 500,000 cubic meters of MDF boards per year. In the same month, a decorative paper impregnation line and a melamine lamination press were built.

Pien Mill. This mill has an installed annual production capacity of approximately 750,000 cubic meters of panels distributed among two production lines with a production capacity of 440,000 cubic meters of MDF boards, 310,000 cubic meters of PBO and 150,000 cubic meters of melamine lamination.

United States

Duraflake Mill. This mill has an installed annual production capacity of approximately 442,000 cubic meters of PBO and 132,000 cubic meters of melamine lamination.

Bennettsville Mill. This mill located in South Carolina has an installed annual production capacity of approximately 251,000 cubic meters of MDF.

Eugene Mill. This mill located in Oregon has an installed annual production capacity of approximately 154,000 cubic meters of MDF.

Malvern Mill. This mill located in Arkansas has an installed annual production capacity of approximately 310,000 cubic meters of MDF.

Carolina Mill. This mill located in South Carolina has an installed annual production capacity of approximately 496,000 cubic meters of PBO and 132,000 cubic meters of melamine lamination. A new production line, Scheduled to be completed in the fourth quarter of 2016, is expected to increase the mill’s PBO production capacity by 90,000 cubic meters and melamine capacity by 120,000 cubic meters.

Moncure Mill. This facility located in North Carolina includes an MDF production line with an annual production capacity of 285,000 cubic meters, a PBO production line with an annual production capacity of 262,000 cubic meters and two melamine lamination production lines with a combined annual production capacity of 150,000 cubic meters.

Canada

Sault Ste. Marie Mill. This mill located in Ontario has an installed annual production capacity of approximately 310,000 cubic meters of MDF and 115,000 cubic meters of melamine lamination.

St. Stephen Mill. This mill located in New Brunswick has an installed annual production capacity of approximately 376,000 cubic meters of panels distributed between two production lines with a production capacity of 216,000 cubic meters of PBO and 160,000 cubic meters of thin HDF, in addition to a melamine lamination capacity of 255,000 cubic meters, paint/print and décor paper lines and with an on-site resin facility.

Wood Products

Our wood products consist of sawn timber (green, kiln-dried lumber and flitches) and remanufactured wood products. For the year ended December 31, 2015, revenue from sales of wood products was U.S.$785.9 million, representing 15.3% of our total revenues for the period.

The following table sets forth, by category, our wood product sales to unaffiliated third parties for each of the periods indicated:

	Year ended December 31,
	2011	2012	2013	2014	2015
	(in thousands of cubic meters)
Sawn timber	2,181	2,009	2,284	2,361	2,079
Remanufactured wood products	363	413	411	429	419

As of December 31, 2015, we had nine sawmills in operation, eight in Chile and one in Argentina, with an aggregate installed annual production capacity of approximately 3.0 million cubic meters of lumber. We operate our sawmills in coordination with our forestry and sales operations, since our sawn timber is generally produced in accordance with customer specifications. All of our sawmills are located near our pine plantations. As of December 31, 2015, we also owned five remanufacturing facilities—four in Chile and one in Argentina—that reprocess sawn timber into remanufactured wood products, such as moldings, jams and pre-cut pieces that end users require for doors, furniture and door and window frames. These facilities produced 435,026 cubic meters of remanufactured wood products in 2015.

On July 1, 2012, we commenced the process of insourcing the operation of 13 sawn timber industrial facilities in Chile, which had previously been managed by third-party companies. As a result, we incorporated 2,900 people into our workforce in that same year.

In Chile, our eight sawmills and remanufacturing facilities are certified under the Chain of Custody FSC® standard (License Code FSC-C119538), as well as under CERTFOR (PEFC homologated).

The following is a brief description of our sawmills and remanufacturing facilities and their production capacity, as of December 31, 2015.

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

Horcones II Sawmill. The annual production capacity of this mill is approximately 249,000 cubic meters of lumber. It also has drying facilities with installed annual production capacity of approximately 141,000 cubic meters.

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

Argentina

Piray Sawmill and Remanufacturing Facility. This sawmill has installed annual production capacity of approximately 344,000 cubic meters of lumber. It is also equipped with drying kilns with installed annual production capacity of approximately 334,000 cubic meters and a remanufacturing facility with installed annual production capacity of approximately 67,000 cubic meters of remanufactured wood products.

Forestry Products

Our forestry products are sawlogs, pulplogs, posts and chips. As a result of our forest management policies and the increasing maturity of our plantations, our plantations are yielding increasing volumes of forestry products, particularly clear wood. As the volume of clear wood has grown, we have broadened our range of forestry products. For the year ended December 31, 2015, sales of forestry products were U.S.$109.2 million, representing 2.1% of our revenues for such year.

The following table sets forth, by category, forestry product sales to unaffiliated third parties for each of the years indicated.

	Year ended December 31,
	2011	2012	2013	2014	2015
	(in thousands of cubic meters)
Sawlogs	2,123	2,250	2,149	2,262	1,793
Pulplogs	443	274	546	499	591
Posts	24	22	13	2	0
Chips	398	365	305	303	278

Sustainable Development

We utilize renewable fuels such as forest biomass sub-products in power plants that cogenerate the steam and electricity required for our manufacturing operations, thus contributing to reducing greenhouse emissions. Biomass co-generation allows for a high thermal efficiency, approaching 80% in some cases. In addition to meeting our own energy needs, we generate a significant amount of surplus power, which we deliver to the Sistema Interconectado Central (Chilean power grid, or SIC), which distributes electrical power throughout the Central and Southern Regions of Chile. In Uruguay, biomass sub-products from our Montes del Plata Mill also cogenerate the steam and electricity to meet our energy needs, and surplus power is delivered to the Uruguayan power grid.

As of December 31, 2015, we had registered five co-generation power plants in Chile as greenhouse emission reduction project activities under the Clean Development Mechanism (CDM) of the Kyoto Protocol. Three of them were registered during 2006, Trupán, Nueva Aldea (first phase) and Nueva Aldea (second phase); a fourth one was registered in 2009, the Valdivia biomass power plant; and the fifth one was registered in January 2011, the Horcones power plant expansion project. Each of these power plants generates electricity through forestry biomass (forestry and wood industrial sub-products, including the woodpulp by-product called “black liquor”), which is a renewable carbon-neutral fuel that allows the facilities to decrease their reliance on fossil-fuel intensive grid electricity.

Arauco was the first Chilean forestry company to issue Certificates of Emission Reductions (CERs or carbon credits) through the CDM of the Kyoto Protocol in Chile. As of December 31, 2015, we had issued a total of 3.5 million CERs with our CDM projects. As of the date of this annual report we have sold 1.1 million CERs, mainly to European companies subject to compliance obligations under the European Trading Scheme (ETS). The following table presents the total amount of CERs issued and sold by Arauco for each of the years indicated:

	Year ended December 31
	2007-2011	2012	2013	2014	2015
CERs issued (net of the commission paid to United Nations Framework Convention on Climate Change, or UNFCCC)	1,070,787	632,197	488,475	403,317	827,971
CERs sold or donated	1,070,787	3,030	—	42,567	1,375

In 2015, Arauco entered into a long-term sale agreement with Vattenfall Energy Trading Netherlands N.V. pursuant to which Arauco agreed to sell all of its CERs generated between 2013 and 2020 to Vattenfall. This agreement is expected to ensure the sale of our carbon credits in the European compliance market, which is the largest carbon credit market currently in operation.

The Viñales biomass power plant, which began operations on May 17, 2012, reached its maximum production capacity on August 29, 2012. The power plant is located alongside the Viñales sawmill, in Chile’s Seventh Region. The plant includes a biomass-fueled power boiler with capacity to produce 210 tonnes of steam per hour and a 41 Megawatt extraction-condensing turbo generator. This power plant was also developed as an emission reduction project initiative by Arauco. On January 27, 2013, the Viñales emission reduction project activity was successfully registered as a greenhouse gas emission reduction project activity under the voluntary carbon standard: Verified Carbon Standard (VCS). It is expected that this project will issue its first verified emission reductions (VERs) in the first half of 2016.

During January 2013, the biomass cogeneration power plant located in the Montes del Plata pulp mill facility in Uruguay was successfully registered as a CDM project activity. This was the eleventh CDM project registered in Uruguay. This project activity is expected to generate an average of 124,000 CERs per year, during its first 7-year crediting period.

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

Panels

Arauco’s principal competitors in the plywood markets are located in the United States, Finland, Chile and China. We mainly compete with CMPC, Eagon, Roseburg, Georgia-Pacific, and UPM, among others.

Arauco’s main competitors in the MDF market are: in Latin America, Duratex S.A., Masisa S.A., Berneck, and other large South American producers; in North America, local producers such as Roseburg Forest Products Co.; in Asia, producers from Malaysia and China; and in the Middle East, European producers.

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

The following are the principal Chilean ports that we use, each of which is operational as of the date of this annual report:

•

Coronel. A private port located between Concepción and the Arauco Mill, which we built as a member of a consortium with five other companies and in which we have an equity interest of 50%. We shipped 51.0% of our aggregate export volume through this port in 2015;

•	Lirquén. A private port in Concepción in which we have an equity interest of 20.2% and through which we shipped 24.1% of our aggregate export volume during 2015; and

•	San Vicente. A state-owned port near the city of Concepción through which we shipped 24.9% of our aggregate export volume during 2015.

The closest ports to our Chilean mills are located as follows: approximately 60 kilometers from the Arauco Mill, 310 kilometers from the Constitución Mill, 370 kilometers from the Licancel Mill, 70 kilometers from the Nueva Aldea Mill and 430 kilometers from the Valdivia Mill. We do not own pulp storage warehouses at any of these ports.

We ship pulp to various ports in Europe, North and South America and Asia and, as is customary in the pulp industry, we store some stock in those ports. We use 12 foreign ports that have warehouse facilities available, and standard storage terms provide that we are entitled to a certain period of storage free of charge. We seek to ensure that we do not exceed the free storage period for each shipment. As of December 31, 2015, we had approximately 95,350 Adt of pulp in storage in warehouses at foreign ports.

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

In Brazil, our efficient distribution system, which delivers finished products to more than 870 customers in over 350 cities, many of which are separated by long distances, is a key component to our competitiveness.

In North America, products sourced from our South American operations are shipped into 17 major ports of entry and are dispatched to more than 3,500 locations in the United States and Canada. Arauco’s eight composite panel plants in North America service over 580 customers throughout the region, in addition to exporting products to the Caribbean, Central America and the Middle East.

Description of Property

Our principal properties consist of land and production plants and facilities, the majority of which are located in Chile. As of December 31, 2015, we owned 1.1 million hectares of land in Chile, of which 757 thousand hectares were forest plantations, and 563 thousand hectares of land in Argentina, Brazil and Uruguay, of which 323 thousand were forest plantations. In addition, as of December 31, 2015, we owned and operated various plants and facilities, including five pulp mills, four panel mills, eight sawmills and four remanufacturing facilities in Chile; one pulp mill, one sawmill, one MDF mill, one PBO mill, one chemical plant and one sawmill and remanufacturing facility in Argentina; one MDF mill and one MDF-PBO mill in Brazil; two PBO mills, three MDF mills and one MDF-PBO mill in the United States; and one MDF mill and one PBO-MDF mill in Canada. We also own 50% of the shares of a pulp mill in Uruguay. Future expansion plans will depend on global market conditions. For information regarding environmental risks associated with our use of our properties, see “Item 3. Key Information—Risk Factors—Risks Relating to Us and the Forestry Industry.”

Insurance

Consistent with industry practice, we maintain fire insurance coverage for all our Chilean forest holdings and nurseries but do not insure against pests or disease. In Argentina, we maintain fire insurance for 14,652 hectares of timber assets located in the Delta del Paraná, near Buenos Aires and Entre Ríos. For the rest of our Argentine operations, we do not maintain fire insurance for our timber assets because we believe that the risk of damage from fire is low as Argentina receives significant amounts of rainfall, particularly during the summer months. For our forests in Brazil we maintain fire insurance for 26,000 hectares of Novo Oeste’s timber assets located in Mato Grosso do Sul. For the rest of our forests in Brazil, we do not maintain fire insurance because we believe the risk of damage from fire does not justify the costs of carrying insurance.

The forestry insurance for plantations located in Chile is carried by the RSA Group (60%) and Penta Security Compañía de Seguros S.A. (40%). The insurance policies for plantations located in the Delta del Paraná, Argentina, are carried by Sancor Seguros. Our insurance policies for some of our plantations located in Mato Grosso do Sul, Brazil, are carried by Allianz Insurance. Our insurance policies in all the countries where we operate are consistent with industry practice.

We also carry insurance, consistent with industry practice, covering our production plants, facilities and equipment. This insurance provides coverage, in the event of fire, explosion, machinery breakdowns or natural disasters, including earthquakes and tsunamis. Our insurance covers up to U.S.$750 million per loss in Chile, U.S.$300 million per loss in Argentina and U.S.$ 300 million per loss in United States and Canada (for Arauco North America), including physical damage and business interruption for up to 18 months. The deductible for Chile and Argentina for physical damage is U.S.$3 million for damages caused by earthquakes and tsunamis, with a deductible of 2% of the insured amount for each location, subject to a cap of U.S.$25 million. Deductibles for business interruption are 30 days for all losses, 45 days for machinery breakdowns and 60 days for machinery breakdowns of turbines. The deductible for Arauco North America, including physical damage and business interruption is U.S.$2.5 million. We also have an annual self-insurance retention of U.S.$20 million, with a U.S.$10 million maximum per event. All of our insurance policies covering our production plants, facilities and equipment in Chile, Argentina, United States and Canada are carried by the RSA group, Mapfre S.A. and Ace Group.

Our MDF and PBO mills in Brazil are insured by Ace Seguros Soluções Corporativas. Our policies cover fire, explosions, implosion, electrical damage, equipment damage and loss of profit, up to a limit of U.S.$160 million. For more information regarding the risks for which we insure our property, see “Item 3. Key Information—Risk Factors—Risks Relating to Us and the Forestry Industry.”

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

For the year ended December 31, 2015, our aggregate capital expenditures were U.S.$564.8 million, consisting primarily of U.S.$438.7 million for addition of property, plant and equipment and U.S.$126.1 million for the addition of biological assets.

For the year ending December 31, 2016, we have planned capital expenditures of U.S.$ 766.7 million, which principally include U.S.$352.9 million in maintenance of our existing mills, U.S.$116.9 million in expansion and other strategic initiatives, U.S.$ 150.0 million in acquisitions, and U.S.$146.9 million in maintenance and acquisition of biological assets.

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

Chile

The Chilean legislation to which we are subject includes the Ley Sobre Bases Generales del Medio Ambiente (Chilean Environmental Law) and related regulations. Current environmental institutions include the following public entities: the Ministry of the Environment (aimed at developing national environmental policy), the Service of Environmental Evaluation (in charge of administering the environmental assessment system), the Evaluation Commissions (in charge of evaluating projects and activities within the Environmental Impact Evaluation System), and the Superintendency of Environment (in charge of supervising and auditing environmental compliance).

Under the Chilean Environmental Law, we are required to conduct environmental impact studies or declarations on the environmental impact of any future projects or activities (or their significant modifications) that may affect the environment. These and other regulations also establish procedures for private citizens to object to the plans or studies submitted by project owners.

Governmental agencies may participate in the oversight of the implementation of projects in accordance with their environmental impact studies or declarations of environmental impact. Under the Chilean Environmental Law and other regulations, affected private citizens, public agencies and local authorities can sue to enforce compliance with environmental regulations. Enforcement remedies include temporary or permanent closure of facilities and fines. The Superintendency of Environment has issued numerous resolutions, instructions and requirements to various companies, officials and supervised parties, including our Company.

The operations of the Valdivia Mill recently became subject to the Norm. The Valdivia Mill discharges its treated effluents into the Cruces River, which is part of the Valdivia River Basin. We cannot exclude that the authority declare that the Basin is contaminated and thus initiate an administrative procedure to enact a decontamination plan, which may include limits on discharges of wastewater applicable to the Valdivia Mill.

Arauco expressed concerns, among others, regarding various aspects of the Norm’s General Environmental and Social Impact Assessment (AGIES, for its acronym in Spanish), prior to its enactment. These objections included the lack of identification and consideration for the effective economic and social costs resulting from the adoption of the Norm. Other objections include that the Norm’s parameters and limits exceed the reviewed water quality criteria enforced by reference countries in both quantity and stringency; and that many of the parameters and limits are not technically or environmentally reasonable. The Company challenged the validity of the Norm before the Third Environmental Court in January 2016. Several technical, economical and legal reports from third parties (scientists, economists and attorneys from different countries) were filed to support the challenge. Other local actors challenged the Norm as well, such as Corporación para el Desarrollo de la Región de Los Rĺos (Association for the Development of Los Rĺos Region) CODEPROVAL (for its acronym in Spanish) and the local company Forestal Calle Calle S.A. The case public hearing was held on March 3, 2016. A ruling is expected during 2016, decision that may be challenged before the Supreme Court.

The application of these environmental laws and remedies may adversely affect the manner in which we seek to implement our business strategy and our ability to realize our strategy. See “Item 3. Key Information—Risk Factors—Risks Relating to Us and the Forestry Industry—The costs to comply with, and to address liabilities arising under, environmental laws and regulations could adversely affect our business, financial condition, results of operations and cash flows.”

As of the date of this annual report, we have been subject to certain inspections, and the Superintendency has issued several information requests to us. As stated above, there are two administrative proceedings recently initiated by the Superintendency against both Valdivia and Nueva Aldea pulp mills, which may result in material administrative fines or sanctions, the revocation of environmental authorizations or the temporary or permanent closure of facilities. We have faced, and continue to face, certain other environmental proceedings in connection with certain of our mills. For a description of these proceedings, see “Item 8. Financial Information—Legal Proceedings.”

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

Law No. 9,605 provides that individuals or entities whose conduct or activities cause harm to the environment are subject to criminal and administrative sanctions and are liable for any costs to repair the damages resulting from such harm. For individuals who commit environmental crimes, criminal sanctions range from fines to imprisonment; for legal entities, criminal sanctions may include fines, partial or total suspension of activities, restrictions on participation in government contracts and, in cases of bad faith, dissolution. In addition, Law No. 9,605 establishes that the corporate structure of a company may be disregarded if the structure impedes the recovery for harm caused to the environment. We are not aware of any successful assertion of claims against shareholders under this provision of Law No. 9,605.

We believe we are currently in material compliance with all applicable local and national environmental regulations governing our operations in Brazil.

Uruguay

Our activities at Montes del Plata are subject to Uruguayan national and municipal environmental regulations. The principal environmental authorization required to carry out such project’s construction activities was the environmental authorization, or AAP, regulated by the Environmental Impact Assessment Act, Law No. 16,466, and its regulatory Decree No. 349/005. AAPs are granted by the National Environmental Bureau, or DINAMA, which pertains to the Ministry of Housing, Land Use Management and Environment, or MVOTMA. In order to obtain this authorization, an applicant must submit a complete report regarding all aspects of any proposed works including a classification of the same by a competent professional in one of the three categories, A, B or C. If the proposed project is classified as B or C, a comprehensive environmental impact assessment (which includes all aspects of the project, including water and noise, among others) is required and in some cases a public hearing may be required. Once the AAP is granted, the interested party is required to perform the project in accordance with the terms and conditions of such authorization.

For certain activities (including construction of an industrial plant) listed in Article 2 of Decree No. 349/005, a Viability Location Report, or VAL, is required. This report should be submitted before the National Environmental Bureau and must include a notification to the municipal government where the project is to be located (the Intendencia) and the delivery of information similar to that required for the AAP. This process contemplates a period for public comment on summary information that is available. The Intendencia involved in any such project may submit its findings to the DINAMA for consideration. The VAL, if needed, must be obtained prior to the AAP. The relevant companies that comprise Montes del Plata have already obtained the AAP and the VAL. We believe that the Montes del Plata project is currently in material compliance with applicable local and national environmental regulations in Uruguay.

Once construction is completed according to the approved project and the AAP conditions, and prior to starting operations, a company needs to obtain the environmental authorization for operation, or AAO, which is regulated by the same decree, and comes to regulate the environmental compliance of the relevant companies in the operational phase of the endeavor. Montes del Plata obtained this authorization from the National Environmental Bureau, DINAMA, in June 2014.

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

On December 28, 2011, National Law No. 26,737 was promulgated, which established limitations on the ability of foreigners to purchase rural land in Argentina. This law provides that foreigners cannot acquire more than 15% of all rural land in the country, and that no foreigner can individually hold more than 30% of said 15%. For the purposes of the National Law No. 26,737, rural land is all land located outside the urban area.

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

There are currently certain Brazilian legal restrictions on the acquisition of rural properties by foreign companies and by Brazilian companies controlled by foreign persons. Those restrictions are contained in the new Opinion issued by the Office of the General Counsel to the Federal Government in August 2010 about the Federal Law No. 5,709/1971. However, recent judgments of several tribunals and administrative agencies have determined that the restrictions in the Federal Law No. 5,709/1971 are not applicable to Brazilian companies with foreign shareholders, for being contrary to the Brazilian constitution. In consideration of the above, our legal advisors have advised us that these restrictions are not applicable to the transactions that our Brazilian subsidiaries may consider in the future.

We believe that our Brazilian operations are in material compliance with the regulatory framework.

Uruguay

The management and exploitation of forests in Uruguay is regulated primarily by Law No. 15,939 (as amended by Law No. 18,083 and by the regulatory decree Nº 452/988), which has declared forestry activity as an area of national interest. This law classifies forests into three categories: protectors, yield and general, and provides certain tax and financial benefits related to forests classified as protectors and yield located in areas classified as forestry priority. If such forests were planted after January 1, 2007, they must also comply with the definition of quality wood. In order to obtain such classification, interested parties have to submit a forestry management plan to the General Forestry Bureau. This law also establishes certain conservation requirements and controls for each category of forest.

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

Overview

We derive our revenue from the sale of bleached and unbleached pulp, panels such as plywood, MDF, PBO and HB, wood products such as sawn timber and remanufactured wood products, forestry products, such as sawlogs and pulplogs, and sales of electricity to the grid. Export sales constituted 61.9% of our total revenue for the year ended December 31, 2014 and 62.1% of our total sales revenue for the year ended December 31, 2015. Sales of pulp constitute the single largest component of our revenue. As with many commodities, pulp is subject to significant cyclical price fluctuations determined by global supply and demand. Accordingly, our revenue is subject to cyclical fluctuations. Prices for panels, wood products and forestry products, also fluctuate significantly among markets. Although prices tend to have the most significant effect on our results of operations, sales volume and product mix, production costs and exchange rate fluctuations also can have a substantial impact on our results.

Our business, results of operations and cash flows depend, to a large extent, on the level of economic activity, on government and foreign exchange policies and on political and economic developments in our principal export markets. In 2014, we exported our products to Asia, North, Central and South America, Europe and, to a lesser extent, Africa and the Middle East. In 2014 and 2015, 91.8% and 90.8%, respectively, of total pulp revenues were export sales, and 43.9% and 42.3%, respectively, of total panels, wood products and forestry product revenues were export sales. Our business, earnings and prospects may be materially and adversely affected by developments in our export markets with respect to inflation, interest rates, currency fluctuations, protectionism, government subsidies, price and wage controls, exchange control regulations, taxation, expropriation or social instability, as well as by political, economic or diplomatic developments.

As of December 31, 2015, 64.5% of our property, plant, equipment and forest assets were directly owned by Arauco and our Chilean subsidiaries, 9.2% by our Argentine subsidiaries, 7.4% by our Brazilian subsidiaries, 2.7% by our U.S. and Canadian subsidiaries and 16.2% by our joint operation in Uruguay. In 2015, 59.7% of our consolidated revenue was derived from our operations in Chile, 10.6% of our consolidated revenue was derived from our operations in Argentina, 7.0% of our consolidated revenue was derived from our operations in Brazil, 15.7% of our consolidated revenue was derived from our operations in the United States and Canada and 7.0% of our revenue was derived from our operations in Uruguay. Accordingly, our financial condition, results of operations and cash flows are affected by, to a significant degree, economic conditions in Chile, Argentina, Brazil, Uruguay, the United States and Canada.

Economic Indicators in Chile, Argentina, Brazil, Uruguay, the United States and Canada

Chile

According to the Central Bank of Chile, Chile’s GDP increased by 4.0% in real terms during 2013, and in 2014 and 2015 it grew at rates of 1.9% and 2.1%, respectively. See “Item 3. Key Information—Risk Factors—Risks Relating to Chile.”

Argentina

According to the Instituto Nacional de Estadística y Censos (the Argentine National Statistics and Census Institute, or the INDEC), Argentina’s GDP increased by 2.9% in real terms during 2013, and in 2014, it grew at a rate of 0.5%. For 2015, the INDEC has reported a 2.1% growth in real GDP. In 2013, the Argentine peso depreciated against the U.S. dollar by 32.6% and in 2014 and 2015, the Argentine peso depreciated against the U.S. dollar by 31.1% and 51.7%, respectively. From 2007 through 2015, the INDEC, underwent institutional and methodological reforms that gave rise to controversy regarding the reliability of the information that it produced, including inflation, GDP, unemployment and poverty data. Reports published by the IMF have stated that their staff uses alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, which have shown inflation rates considerably higher than those published by the INDEC between 2007 and 2015.

On January 8, 2016, based on its determination that the INDEC had failed to produce reliable statistical information, particularly with respect to its CPI, GDP and foreign trade data, the new Argentine administration declared a state of administrative emergency for the national statistical system and the INDEC until December 31, 2016. The INDEC has suspended publication of certain statistical data pending completion of a reorganization of its technical and administrative structure. Future economic, social and political developments in Argentina, over which we have no control, could impair our and Arauco Argentina’s business, financial condition or results of operations. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina.”

Brazil

According to the Instituto Brasileiro de Geografia e Estatística (the Brazilian Institute of Geography and Statistics), Brazil’s GDP increased in real terms by 2.3% during 2013, by 0.1% in 2014 and decreased by 3.8% in 2015. In 2013, the Brazilian real depreciated against the U.S. dollar by 12.8% and in 2014 and 2015, the Brazilian real depreciated against the U.S. dollar by 11.8% and 32.0%, respectively. See “Item 3. Key Information—Risk Factors—Risks Relating to Brazil.”

Uruguay

According to the Banco Central del Uruguay (the Central Bank of Uruguay), Uruguay’s GDP increased by 4.6% in real terms during 2013, and in 2014 and 2015 it grew at rates of 3.2% and 1.0%, respectively. In 2013, the Uruguayan peso depreciated against the U.S. dollar by 21.1%, in 2014 the Uruguayan peso appreciated against the U.S. dollar by 12.8% and in 2015 the Uruguayan peso depreciated against the U.S. dollar by 23.2%. See “Item 3. Key Information—Risk Factors—Risks Relating to Uruguay.”

United States

According to the U.S. Bureau of Economic Analysis, the United States GDP increased by 2.2% in real terms during 2013, and in each of 2014 and 2015 it grew by 2.4%. See “Item 3. Key Information—Risk Factors—Risks Relating to the United States and Canada.”

Canada

According to the Bank of Canada, Canada’s GDP increased by 2.0% in real terms during 2013, and in 2014 and 2015 it grew at rates of 2.5% and 1.2%, respectively. The Canadian dollar depreciated against the U.S. dollar by 7.1% in 2013, 9.0% in 2014 and 19.6% in 2015. See “Item 3. Key Information—Risk Factors—Risks Relating to the United States and Canada.”

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

The Chilean peso has been subject to devaluation in the past and could be subject to significant fluctuations in the future. During 2015, the value of the Chilean peso relative to the U.S. dollar decreased 17.0% in nominal terms, based on the observed exchange rates on December 31, 2014 and December 31, 2015. The observed exchange rate on April 26, 2016, as published in the Official Gazette on April 27, 2016, was Ch$669.01 to U.S.$1.00. For information regarding historical rates of exchange in Chile from January 1, 2011, see “Item 3. Key Information—Exchange Rates.”

The effect of exchange rate fluctuations is partially offset by the fact that certain of our operating expenses are denominated in U.S. dollars (such as our freight costs and selling expenses in the form of commissions paid to our sales agents abroad) and a significant part of our indebtedness is denominated in U.S. dollars. As of December 31, 2015, our U.S. dollar denominated indebtedness was U.S. $3.3 billion. In addition, as the U.S. dollar appreciates against the legal currency in any of our export markets, we must from time to time price our sales in that local currency to compete effectively.

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

The following table sets forth, for the periods indicated, average unit sales prices for our products.

	Year ended December 31,(1)
Product(2)	2013	2014	2015
	(U.S.$ per tonne)(3)
Pulp
Bleached pulp	665.8	666.8	636.7
Unbleached pulp	623.4	687.0	616.6
	(U.S.$ per cubic meter)(3)
Wood Products
Sawn timber	256.0	270.0	239.8
Remanufactured wood products	596.6	549.6	686.4

Panels
Plywood and fiberboard panels	374.0	363.8	333.7

Forestry Products
Logs	43.9	43.9	36.9

(1)	Calculated as average unit prices for the year based on our internally collected data.
(2)	Each category of product contains different grades and types and the shipping terms vary with the product, as well as the customer.
(3)	We generally quote our prices in U.S. dollars for export sales and in Chilean pesos, Argentine pesos or Brazilian reals, as applicable for domestic sales.

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

Prices for unbleached softwood market pulp also follow cyclical patterns related to worldwide demand, stock levels and supply. Unbleached softwood market pulp represents about 3.2% of the total wood pulp market. The majority of such pulp is sold in Asia, and its price does not necessarily follow the cycle of prices for NBSK or BEKP.

In 2015, a new pulp mill entered into the shortfiber pulp market with an annual production capacity of 1.3 million tonnes. During the first half of 2015 the shortfiber market remained stable, with a peak price of U.S$ 811.2 per tonne in October. Following the October peak BEKP prices began to decrease as a result of the global economic downturn and lower demand in the Chinese market as a result of the devaluation of the Yuan, ending the year at a price of U.S.$788.9 per tonne. In addition, NBSK prices decreased throughout the year, reaching its minimum price of US$ 803.4 per tonne in December 2015.

Price of NBSK

The market price for NBSK was U.S.$809.60 per tonne as of December 31, 2012, a 2.9% decrease as compared to December 31, 2011. The market price for NBSK was U.S.$906.48 per tonne as of December 31, 2013, a 12.0% increase as compared to December 31, 2012. The market price for NBSK was U.S.$932.06 per tonne as of December 31, 2014, a 2.8% increase as compared to December 31, 2013. The market price for NBSK was U.S.$803.36 per tonne as of December 31, 2015, a 13.8% decrease as compared to December 31, 2014.

Price of BEKP

The market price for BEKP was U.S.$775.94 per tonne as of December 31, 2012, a 19% increase as compared to December 31, 2011. As of December 31, 2013, the market price for BEKP was U.S.$769.73 per tonne, which represented a 0.8% decrease as compared to December 31, 2012. As of December 31, 2014, the market price for BEKP was U.S.$742.90 per tonne, which represented a 3.5% decrease as compared to December 31, 2013. As of December 31, 2015, the market price for BEKP was U.S.$788.91 per tonne, which represented a 6.2% increase as compared to December 31, 2014.

Price of UKP

The market price for unbleached kraftwood pulp, or UKP was U.S.$600.3 per tonne as of December 31, 2012, a 1.6% decrease as compared to December 31, 2011. The market price for UKP as of December 31, 2013 was U.S.$721.5 per tonne which represented an increase of 23.8% as compared to December 31, 2012. The market price for UKP as of December 31, 2014 was U.S.$650.4, per tonne which represented a 9.9% decrease as compared to December 31, 2013. The market price for UKP as of December 31, 2015 was U.S.$601.7 per tonne which represented a 7.5% decrease as compared to December 31, 2014.

Forestry, Wood Product and Panels Prices

Over the last five years, the average prices for our forestry, wood products and panels have fluctuated significantly, reflecting the effect on demand of global economic developments.

During 2011, although the construction and real estate market in the United States continued to underperform compared to historical averages, there was a slight trend of recovery as compared with 2009 and 2010. This recovery was reflected in increased demand for wood products and price increases. In Latin America the demand for our sawn timber and panels products remained positive, which resulted in increases in revenue of 18.0% and 15.6%, respectively. Our sawn timber products increased in sales volume and average price by 3.9% and 9.3%, respectively. Revenue from our remanufactured products increased 32.4% as a consequence of a 15.1% increase in sales volume and a 15.1% increase in average prices. Average prices of our panels products increased 8.8%, and total sales volume increased 6.3%.

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

During 2014, all solid wood markets improved, with increased demand that permitted the sales mix and prices to improve relative to 2013. Asian markets, in particular, Japan, South Korea and China followed this positive trend. The North American market, despite an improvement in the Housing Starts index, did not show significant improvement, however prices rose in our solid wood moldings business. Also, our MDF and PBO sales in North America had positive and stable price levels. In Brazil, our panels business had relatively stable price levels in Brazilian reals.

During 2015, average prices for our panels and wood products declined by 6.4% and 3.7% respectively, compared to 2014. Overall, countries with depreciated currencies increased their exports, resulting in greater supply in several markets, which in turn, lowered prices. In Brazil, for example, overall average prices dropped due to the country’s economic slowdown. In North America, increased competition mainly affected the MDF market, with increased exports from Brazilian and Canadian producers, among others. Prices for our moldings products remained stable. As a result of the decrease in Argentina’s competitiveness in the export market, we focused our sales efforts with respect to panels primarily on the domestic market. The higher production of our Nueva Aldea Mill increased our plywood sales volume throughout the year. Particleboards also showed increased sales benefitting from production at our Teno Mill, which reached full production capacity during the first quarter of 2015. We were also able to improve product mix sales, increasing sales of our greater value added products (such as melamine products). We also experienced increased competition in the Middle East in the sawn timber market during the first six months of 2015 due to higher supply from European markets.

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

In 2015, our cost of sales decreased 3.9% when compared to 2014. Energy and fuel costs decreased 25.5% when compared to 2014, mainly due to the global decline in crude oil prices and its derivatives. In addition, cost of timber declined 20.7% mainly due to the decrease in the volume of sales of sawn timber, especially in Chile. The depreciation of each of the Chilean peso, the Argentine peso and the Brazilian real against the U.S. Dollar had a positive effect on costs denominated in those depreciated currencies.

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

Impairment of goodwill

Determining whether goodwill is impaired requires an estimate of the value in use of the cash-generating units to which goodwill has been allocated. Arauco estimates the value either based on appraisals and/or the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. See Note 17 to our audited consolidated financial statements.

Employee benefits

The cost of defined employee benefits for the termination of employment, as well as the present value of the obligation is determined using actuarial valuations. The actuarial valuations involve making assumptions about discount rates, staff turnover, future salary increases and mortality rates. See Note 10 to our audited consolidated financial statements.

Litigation and Contingencies

Arauco, its subsidiaries and our Uruguayan joint venture Montes del Plata are subject to certain ongoing lawsuits, the future effects of which need to be estimated by our management in collaboration with our legal advisors. See “Item 3. Key Information—Risk Factors—Risks Relating to Us and the Forestry Industry—We are subject to legal proceedings related to our mills which could adversely affect our business, financial condition, results of operations and cash flows” and “Item 8. Financial Information—Legal Proceedings.” See Note 18 to our audited consolidated financial statements.

Recently Issued Accounting Standards

Note 1 to our audited consolidated financial statements discusses new accounting pronouncements under IFRS that apply to annual periods beginning on or after January 1, 2015. There are no additional pronouncements, amendments or interpretations that could have a material impact on our financial statements.

Results of Operations

The following table provides a breakdown of our financial results of operations and sales volumes as of and for the years ended December 31, 2013, 2014 and 2015. The table and the discussion that follows are based on and should be read in conjunction with our audited consolidated financial statements, including the notes thereto, as of and for the years ended December 31, 2013, 2014 and 2015 included elsewhere herein. The audited consolidated financial statements included herein are prepared in U.S. dollars and in accordance with IFRS.

	For the year ended December 31,
	2013				2014			2015
	Sales		%	Volume	Sales	%	Volume	Sales	%	Volume
	(in millions of U.S. dollars, except where indicated)
Revenue
Pulp
Bleached pulp(1)	U.S.$	1,729.8	33.6%	2,598.1	1,8885.5	35.3%	2,827.8	1,959.7	38.1%	3,077.9
Unbleached pulp(1)		300.4	5.8	481.9	310.2	5.8	451.5	283.4	5.5	459.6

Total		2,030.2	39.5	3,080.0	2,195.7	41.1	3,279.3	2,243.1	43.6	3,537.5
Panels
Plywood and fiberboard panels		1,927.3	37.5	5,163.2	1,921.2	36.0	5,284.0	1,837.1	35.7	5,508.9

Total		1,927.3	37.5	5,163.2	1,921.2	36.0	5,284.0	1,837.1	35.7	5,508.9
Solid Wood Products
Sawn timber(2)		584.7	11.4	2,283.9	637.6	11.9	2,361.5	498.4	9.7	2,078.9
Remanufactured wood products(2)		245.3	4.8	411.0	235.9	4.4	429.3	287.5	5.6	418.8

Total		829.9	16.1	2,694.9	873.5	16.3	2,790.7	785.9	15.3	2,497.7
Forestry Products
Logs, net(2)		118.2	2.3	2,694.4	121.2	2.3	2,760.9	87.9	1.7	2,384.3
Chips		21.2	0.4	304.8	19.5	0.4	302.5	17.6	0.3	277.6
Other		6.2	0.1	18.3	2.1	0.0	44.0	3.8	0.1	15.7

Total		145.6	2.8	3,017.5	142.8	2.7	3,107.4	109.2	2.1	2,677.6
Energy		146.3	2.8		159.9	3.0		121.1	2.4
Other		66.2	1.3		49.5	0.9		50.4	1.0

Total revenue		5,145.5	100%		5,342.6	100%		5,146.7	100%
Cost of sales
Timber		(869.0)			(809.0)			(641.8)
Forestry labor costs		(631.7)			(655.3)			(636.1)
Maintenance costs		(210.0)			(278.3)			(305.7)
Chemical costs		(485.8)			(541.3)			(539.9)
Depreciation		(271.7)			(323.3)			(371.9)
Other costs of sales		(1,088.9)			(1,047.0)			(1,016.1)

Total cost of sales		(3,557.2)			(3,654.1)			(3,511.4)
Gross profit		1,588.3	30.9%		1,688.5	31.6%		1,639.8	31.9%
Other income		385.1			368.9			273.0
Distribution costs		(523.6)			(556.8)			(528.5)
Administrative expenses		(544.7)			(550.8)			(552.0)
Other expenses		(136.8)			(138.8)			(83.4)
Other gains (losses)		0.0			0.0			0.0
Finance income		19.1			30.8			50.3
Finance costs		(232.8)			(246.5)			(263.0)
Share of profit (loss) of associates and joint ventures accounted for using equity method		6.3			7.5			6.7
Exchange rate differences		(11.8)			(10.0)			(41.2)

Income before income tax		548.9			592.8			497.4
Income tax		(130.4)			(448.7)			(129.7)
Net income		418.6			144.2			367.7

(1)	Volumes measured in thousands of tonnes.
(2)	Volumes measured in thousands of cubic meters.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2015

Revenue

Revenue decreased 3.7% from U.S.$5,343 million in 2014 to U.S.$5,147 million in 2015, primarily as a result of:

•	a 10.0%, or U.S.$87.5 million, decrease in revenue from wood products;

•	a 4.4%, or U.S.$84.2 million, decrease in revenue from panels and fiberboard panels;

•	a 23.5%, or U.S.$33.6 million, decrease in revenue from forestry products; which was partially offset by

•	a 2.2%, or U.S.$47.4 million, increase in revenue from pulp.

Pulp. Revenue from bleached and unbleached pulp increased 2.2% from U.S.$ 2,195.7 million in 2014 to U.S.$2,243.1 million in 2015, reflecting a 7.9% increase in sales volume, offset by a 5.3% decrease in average prices. Sales of bleached pulp increased 3.9% due to a 8.8% increase in sales volume, offset by a 4.5% decrease in average prices. Our increase in sales volume partially reflects new sales from the Montes del Plata mill. During 2015, the price difference between softwood pulp and hardwood pulp decreased, and in the third quarter, hardwood pulp traded above softwood pulp. This was mainly because softwood prices decreased driven by large discounts made by Russian producers, who benefited from the depreciation of the Ruble. Also, European producers have benefited from a weaker Euro and this has resulted in market pressure to lower softwood prices. In the fourth quarter of 2015, hardwood prices fell below softwood prices, mainly driven by uncertainty in the Chinese market as a result of the devaluation of the Chinese Yuan, which added pressure to pulp prices overall. Revenue from unbleached pulp decreased 8.6% due to a 10.2% decrease in average prices, which was partially offset by a 1.8% increase in sales volume.

Panels. Revenue from panels decreased 4.4% from U.S.$ 1,921.1 million in 2014 to U.S.$1,837.1 million in 2015. This decrease in revenues was primarily due to a 8.3% decrease in average prices. Panel prices, in particular for MDF moldings and other value added products, declined as a result of increased supply originating from Argentina, Brazil and other countries with depreciated currencies, which in turn increased competition, especially in North America.

Wood products. Revenue from sawn timber and remanufactured wood products decreased 10.0% from U.S.$873.5 million in 2014 to U.S.$785.9 million in 2015, primarily as a result of a 10.5% decrease in sales volume, partially offset by a 0.5% increase in average prices. Sawn timber revenue decreased 21.8% from U.S.$637.6 million to U.S.$498.4 million due to a 12.0% decrease in sales volume and a 11.2% decrease in average prices. Prices declined throughout 2015 due to increased exports from countries with depreciated currencies to countries with better market conditions. Remanufactured products revenue increased 21.9% from U.S.$ 235.9 million in 2014 to U.S.$287.5 million due to a 24.9% increase in average prices, offset by a 2.4% decrease in sales volume. The North American market maintained its dynamism, with the Housing Starts index maintaining its positive trend during 2015, resulting in a sustained demand for solid wood products. Our product mix sales also improved, with products with higher margins accounting for a higher share of our sales.

Forestry products. Revenue from forestry products decreased 23.5% from U.S.$142.8 million in 2014 to U.S.$109.2 million in 2015. This decrease was primarily the result of a U.S.$ 33.4 million decrease in the revenue of logs, driven by a U.S.$47.0 million decrease in sales of sawlogs, which was partially offset by a U.S.$ 13.7 million increase in sales of pulplogs.

Other revenue. Revenue from other sources, consisting mainly of sales of energy and chemicals, decreased 17.7% from U.S.$208.3 million in 2014 to U.S.$171.4 million in 2015. This was primarily the result of a U.S.$38.8 million decrease in our energy sales, as a result of a decrease in average electricity prices in Chile.

Cost of sales

Cost of sales decreased 3.9% from U.S.$ 3,654.1 million in 2014 to U.S.$3,511.4 million in 2015, primarily as a result of a 10.5% decrease in our sales volume of wood products, which in turn decreased timber costs by 20.7%. In Brazil, timber costs decreased in U.S. Dollar terms as a result of the depreciation of the Brazilian real. Costs of energy and fuel used in our operations decreased by 25.5% compared to 2014, as well as costs of energy we sold back to the power grid by 47.1%, mainly driven by a decline in prices of crude oil and its derivatives.

Gross Profit

As a percentage of total revenue, our gross profit increased slightly from 31.6% in 2014 to 31.8% in 2015, primarily as a result of a 3.9% decrease in our cost of sales, which was offset by a 3.7% decrease in sales revenue.

Other income

Other income decreased 26.0% from U.S.$368.9 million in 2014 to U.S.$273.0 million in 2015. Profits from changes in fair value of our biological assets decreased by 26.0% when compared to 2014, which reflects the lower U.S. dollar valuation of our biological assets, primarily in Brazil. In addition, gains from asset sales decreased 79.4% when compared to 2014. In 2014, the sale of 11,000 hectares of non-strategic plantations in Chile generated a non-recurring gain of U.S.$91 million.

Distribution costs

Distribution costs decreased 5.1% from U.S.$ 556.8 million in 2014 to U.S.$528.5 million in 2015, primarily due to a 5.5%, or U.S.$27.9 million, decrease in total shipping and freight costs. This is explained by a decline in shipping and freight tariffs. As a percentage of revenue, distribution costs remained fairly stable, at 10.3% in 2015, compared to 10.4% in 2014.

Administrative expenses

Administrative expenses increased slightly from U.S.$ 550.8 million in 2014 to U.S.$552.0 million in 2015. As a percentage of revenue, administrative expenses also increased from 10.3% in 2014 to 10.7% in 2015.

Finance costs

Finance costs increased 6.7% from U.S.$ 246.5 million in 2014 to U.S.$263.0 million in 2015. This increase was mainly due to the impact of the full year accrual of interest on the debt related to Montes del Plata, compared to six-months in 2014.

Exchange rate differences

Losses from exchange rate differences totaled U.S.$ 41.2 million in 2015, as a consequence of the currency depreciation in most of the countries in which we have operations, especially in our Argentine and Brazilian subsidiaries. In particular, the depreciation of the Argentine peso affected our cash and cash equivalents and account receivables of our Argentine subsidiary. In our Brazilian subsidiaries, Arauco do Brasil S.A. and Arauco Forest Brasil S.A., the depreciation of the Brazilian real generated a loss given that the outstanding loans are denominated in U.S. dollars. See “—Economic Indicators in Chile, Argentina, Brazil, Uruguay, the United States and Canada—Argentina.”

Income tax

We recorded an income tax expense of U.S.$ 129.7 million in 2015 compared to U.S.$ 448.7 million in 2014. This decrease is mainly explained by a direct charge in 2014 of approximately U.S.$292 million explained by the impact of a net increase in deferred liabilities attributable to the increase of the tax rate in accordance with Law No.20,780, in force since 2014. See “Item 3. Risk Factors—Risks Relating to Chile—A tax reform bill with significant changes for companies was approved in September 2014 and the Chilean Superintendency of Securities and Insurance, or SVS, modified accounting reporting standards for companies under its supervision in October 2014.”

Net income

Net income in 2015 increased 155.0% from U.S.$ 144.2 million in 2014 to U.S.$367.7 million in 2015., due to the impact of the non-recurring charge on income taxes in 2014. See “Item 3—Risk Factors—Risks Relating to Chile—A tax reform bill with significant changes for companies was approved in September 2014 and the Chilean Superintendency of Securities and Insurance, or SVS, modified accounting reporting standards for companies under its supervision in October 2014.”

Year Ended December 31, 2013 Compared to Year Ended December 31, 2014

Revenue

Revenue increased 3.8% from U.S.$5,145.5 million in 2013 to U.S.$5,342.6 million in 2014, primarily as a result of:

•	an 8.2%, or U.S.$165.5 million, increase in revenue from pulp; and

•	a 5.2%, or U.S.$43.6 million, increase in revenue from wood products; which was partially offset by

•	a 0.3%, or U.S.$6.0 million, decrease in revenue from panels; and

•	a 1.9%, or U.S.$2.8 million, decrease in revenue from forestry products.

Pulp. Revenue from bleached and unbleached pulp increased 8.2% from U.S.$2,030.2 million in 2013 to U.S.$2,195.7 million in 2014, reflecting a 1.6% increase in average prices, and a 6.5% increase in sales volume. Sales of bleached pulp increased 9.0% due to a 0.2% increase in average prices and an 8.8% increase in sales volume. Our increase in sales volume partially reflects new sales from the Montes del Plata mill. Also, during 2014 we experienced higher demand, mostly from Asia, of shortfiber pulp, which resulted in price increases during the second half of the year. Prices of softwood, on the other hand, decreased during the last quarter of the year driven by large discounts made by Russian producers, who benefited from the depreciation of the Ruble. Also, European producers have benefited from a weaker Euro and this has resulted in market pressure to lower softwood prices. Revenue from unbleached pulp increased 3.2% due to a 10.2% increase in average prices, which was partially offset by a 6.3% decrease in sales volume.

Panels. Revenue from panels decreased 0.3% from U.S.$1,927.3 million in 2013 to U.S.$1,921.2 million in 2014. This decrease in revenues was primarily due to a 2.6% decrease in average prices due to the economic situation in Argentina and Brazil, and in particular the effect of currency devaluation over domestic sales in local currency. This was partially offset by a 2.3% increase in sales volume. See “Economic Indicators in Chile, Argentina, Brazil, Uruguay, the United States and Canada.” In 2014, we increased the plywood output at our Nueva Aldea Mill, which explains the higher volume produced and sold as compared to 2013.

Wood products. Revenue from sawn timber and remanufactured wood products increased 5.2% from U.S.$829.9 million in 2013 to U.S.$ 873.5 million in 2014, primarily as a result of a 1.6% increase in average prices, and a 3.6% increase in sales volume. Sawn timber revenue increased 9.0% from U.S.$584.7 million to U.S.$637.6 million due to a 3.4% increase in sales volume and a 5.5% increase in average prices. Remanufactured products revenue decreased 3.8% from U.S.$245.3 million in 2013 to U.S.$235.9 million due to a 7.9% decrease in average prices and a 4.4% increase in sales volume. All solid wood markets improved during 2014, with increased demand that permitted the sales mix and prices, to improve with respect to 2013. Asian markets, in particular, Japan, South Korea and China followed this positive trend. In the North American market, despite the Housing Starts index not showing a significant improvement, our solid wood moldings business grew both in volume and prices.

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

Gross Profit

As a percent of total revenue, our gross profit increased from 30.9% in 2013 to 31.6% in 2014, primarily as a result of a 3.8% increase in revenue, which was partially offset by an 2.7% increase in cost of sales.

Other income

Other income decreased 4.2% from U.S.$385.1 million in 2013 to U.S.$368.9 million in 2014. Other income in 2013 included a gain of U.S.$17.7 million from sales of assets.

Distribution costs

Distribution costs increased 6.4% from U.S.$523.6 million in 2013 to U.S.$556.8 million in 2014, primarily due to a 3.6%, or U.S.$17.8 million, increase in total shipping and freight costs. This is explained by higher sales volume of our pulp, panels and wood products business segments by 6.5%, 2.3%and 3.6%, respectively. As a percentage of revenue, distribution costs remained stable, at 10.2% in 2013 and 10.4% in 2014.

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

Income tax

We recorded an income tax expense of U.S.$130.4 million in 2013 compared to U.S.$448.7 million in 2014. This increase is mainly explained by a direct charge in 2014 of approximately U.S.$292 million explained by the impact of a net increase in deferred liabilities attributable to the increase of the tax rate in accordance with Law No.20,780, in force since 2014. See “Item 3. Risk Factors—Risks Relating to Chile—A tax reform bill with significant changes for companies was approved in September 2014 and the Chilean Superintendency of Securities and Insurance, or SVS, modified accounting reporting standards for companies under its supervision in October 2014.”

Net income

Net income in 2014 decreased 65.6% from U.S.$418.6 million in 2013 to U.S.$144.2 million in 2014, due to the impact of the non-recurring charge on income taxes. See “Item 3- Risk Factors—Risks Relating to Chile—A tax reform bill with significant changes for companies was approved in September 2014 and the Chilean Superintendency of Securities and Insurance, or SVS, modified accounting reporting standards for companies under its supervision in October 2014.”

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

We also have access to two committed credit facility lines, which total U.S.$320 million. The first line has an available amount of UF 2,885,000, or approximately U.S.$120.0 million, and matures on January 29, 2020. The second line has a maximum available amount of U.S.$200.0 million and matures on March 27, 2020. As of the date of this annual report, Arauco has not used any of these committed credit facility lines.

Cash Flow from Operating Activities

Our net cash flow provided by operating activities was U.S.$853.7 million in 2015 and U.S.$985.2 million in 2014. This decline was principally due to a U.S.$70.3 million increase in payments to suppliers of goods and services, as well as a U.S.$ 50.5 million increase in income taxes paid, among others. This was partially offset by U.S.$104.5 million increase in the collection of sales of goods and services.

Our net cash flow provided by operating activities was U.S.$985.2 million in 2014 and U.S.$897.7 million in 2013. This increase was principally due to a U.S.$74.7 million decrease in other payments from our operating activities and a U.S.$ 74.2 million decrease in payments to employees, partially offset by an increase of U.S.$72.4 million in payments to suppliers.

Cash Flow Used in Investing Activities

Our net cash used in investing activities was U.S.$477.8 million in 2015 and U.S.$655.2 million in 2014. This decrease was principally due to a 30.1%, or U.S.$138.4 million, decrease in our purchases of property, plant and equipment, mainly explained by the completion of the Montes del Plata mill during the third quarter of 2014. Additionally, compared to 2014, there was a decrease of 85.1%, or U.S.$ 135.2 million, in loans to related parties.

Our net cash used in investing activities was U.S.$655.2 million in 2014 and U.S.$687.6 million in 2013. This decrease was principally due to a 28.8%, or U.S.$ 185.6 million, decrease in our purchases of property, plant and equipment, partially offset by an increase of U.S.$158.8 million used during 2014 for a loan to related parties.

Cash Flow Used in Financing Activities

Our net cash used in financing activities was U.S.$812.2 million in 2015, compared to U.S.$7.9 million used in 2014. During 2015 we received U.S.$280.9 million in loan proceeds, and we paid U.S.$949.2 million of principal of and interest on our debt, including U.S.$370 million in a U.S. dollar-denominated bond, and U.S.$150 million in the prepayment of debt held by our subsidiary Flakeboard in North America. In addition, we paid U.S.$143.0 million in dividends.

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

Contractual Obligations

As is customary practice in the pulp industry, we generally do not have long-term sales contracts with our customers; rather, we maintain relationships with our customers, with whom we reach agreements from time to time on specific volumes and prices.

The following table sets forth certain contractual obligations as of December 31, 2015, and the period in which the contractual obligations come due.

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in thousands of U.S. dollars)
Debt obligations(1)	254,936	1,206,158	1,184,271	2,429,344	5,074,709
Purchase obligations(2)	31,287	2,692	0	0	33,979
Capital (finance) lease obligations	36,862	56,299	34,398	0	127,559
Total	222,576	1,292,710	1,218,669	2,429,344	5,163,299

(1)	Includes estimated interest payments related to debt obligations based on market values as of December 31, 2015.
(2)	Excludes contracts entered into with independent contractors to perform operations on our behalf. Our payment obligations under such contracts are not pre-determined, but rather depend on the performance of certain variables. Accordingly, we cannot quantify our contractual obligations under such contracts.

Investing Activities

During 2015, our investment activities were mainly aimed at sustaining our existing property, plant and equipment, as well as our biological assets. Other investments included:

•	U.S.$18.6 million for the expansion project in our Carolina Particleboard Mill; and

•	U.S.$6.7 million for the new water treatment plan in the Arauco Mill.

Financing Activities

During 2015, our principal financing activities were as follows:

•

On January 29, 2015, Arauco executed a committed credit facility for 2,885,000 UF, or approximately U.S.$120 million, with a local bank, which matures on January 29, 2020. On March 27, 2015, a committed credit facility for U.S.$ 200 million was entered into with a syndicate of three foreign banks, which matures on March 27, 2020. After these lines of credit were entered into, Arauco terminated two committed facilities for U.S.$ 320 million that had been entered into in 2012 and expired during the last quarter of 2015.

•	On April 20, 2015, we paid in full a U.S. dollar-denominated bond of U.S.$370 million.

•	On September 28, 2015, we extended the maturity of a credit agreement entered into with a foreign bank originally maturing in June 2016 to September 27, 2018, and reduced the spread over LIBOR.

•	On November 2, 2015, we prepaid in full a U.S.$ 150 million bank loan advanced to Flakeboard, maturing on November 1, 2017.

•	On December 30, 2015, we issued two series of bonds in Chile, with ten and thirty years maturity and UF 20 million (U.S.$ 76 million) principal amount each.

As of December 31, 2015, our current portion of our bank debt was U.S.$199.7 million of which 86.1% was U.S. dollar-denominated. As of December 31, 2015, our total non-current portion of our bank debt was U.S.$797.8 million of which 98.0% was U.S. dollar-denominated.

As of December 31, 2015, we guaranteed obligations of U.S.$566.5 million related to Montes del Plata, U.S.$270.0 million related to Arauco Argentina and U.S.$16.4 million related to Arauco Forest Brasil y Mahal. As of December 31, 2015, we also had total capital markets borrowings (including the current portion of such debt) of U.S.$3,180.3 million, 72.9% of which was U.S. dollar-denominated. As of December 31, 2015, the weighted average maturity of our non-current debt was 6.48 years. The interest rate on our floating rate debt is determined principally by reference to the London inter-bank offered rate (LIBOR), and as of December 31, 2015, the average interest rate for our U.S. dollar floating rate debt over six-month LIBOR was 1.8%. As of December 31, 2015, the average interest rate for our U.S. dollar fixed rate debt was 5.3%. These average rates do not reflect the effect of swap agreements.

The instruments and agreements governing our bank loans and local bonds set limits on our incurrence of debt and liabilities through the use of financial covenants. The principal financial covenants contained in the bank loan agreements in effect on December 31, 2015 are as follows:

•	Our debt to equity ratio must not exceed 1.2:1; and

•	Our interest coverage ratio must not be less than 2:1.

The principal financial covenant contained in the local bond agreements is:

•	Our debt to equity ratio must not exceed 1.2:1.

We were in compliance with all bank loan and bond covenants as of December 31, 2015. Our U.S. dollar-denominated bonds do not contain financial covenants.

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

Our Argentine, Brazilian, Canadian and U.S. subsidiaries manage their treasury activities independently from us. Their activities are governed by corporate cash and deposit policies approved by our Chief Financial Officer. These policies are based on the same principles underlying our cash and deposits policy, and subject to compliance with local regulations, including foreign exchange controls.

HEDGING

We periodically review our exposure to risks arising from fluctuations in foreign exchange rates and interest rates and make a determination, on a case-by-case basis, at our senior management level whether or not to hedge such risks. Our Derivatives Policy establishes the minimum requisites our counterparties must meet, as well as proper procedures. As a result, from time to time we enter into currency and interest rate swaps with respect to a portion of our borrowings. See Note 23 to our audited consolidated financial statements. Arauco applies hedge accounting for financial instruments whose purpose is to hedge against foreign currency fluctuations.

Cross Currency Swap Agreements

We have outstanding the following cross currency swap agreements in Chile to hedge our local bonds issued in UF:

Bank	U.F. notional amount	U.S.$ notional amount	Hedging Start Date	Maturity
Deutsche—England	1,000,000	43,618,307	30-10-2011	30-10-2021
JP Morgan—N.A.	1,000,000	43,618,307	30-10-2011	30-10-2021
Deutsche—England	1,000,000	37,977,065	30-04-2014	30-04-2019
BBVA—Chile	1,000,000	38,426,435	30-10-2014	30-04-2023
BBVA—Chile	1,000,000	38,378,440	30-10-2014	30-04-2023
Santander—Chile	1,000,000	37,977,065	30-10-2014	30-04-2023
BCI—Chile	1,000,000	37,621,562	30-10-2014	30-04-2023
Corpbanca—Chile	1,000,000	42,864,859	01-09-2010	01-09-2020
BBVA—Chile	1,000,000	42,864,859	01-09-2010	01-09-2020
Deutsche—England	1,000,000	42,864,859	01-09-2010	01-09-2020
Santander—Spain	1,000,000	42,873,112	01-09-2010	01-09-2020
BBVA—Chile	1,000,000	42,864,257	01-09-2010	01-09-2020
Corpbanca—Chile	1,000,000	46,474,122	15-05-2012	15-11-2021
JP Morgan—N.A.	1,000,000	47,163,640	15-11-2012	15-11-2021
BBVA—Chile	1,000,000	42,412,852	15-11-2013	15-11-2023
Santander—Chile	1,000,000	41,752,718	15-11-2013	15-11-2023
Deutsche—England	1,000,000	41,752,718	15-11-2013	15-11-2023
Santander—Chile	3,000,000	128,611,183	01-10-2014	01-04-2024
JP Morgan – U.K.	1,000,000	43,185,224	01-10-2014	01-04-2024
Corpbanca—Chile	1,000,000	43,277,070	01-10-2014	01-04-2024
BCI—Chile	1,000,000	43,185,224	01-10-2014	01-04-2021
BCI—Chile	1,000,000	43,196,695	01-10-2014	01-04-2021
TOTAL	24,000,000	1,012,960,573

These cross currency swap agreements allow us to address uncertainties regarding exchange rates. Through these agreements, we receive cash flows in UF, which allow us to comply with the terms of our outstanding bonds and pay fixed amounts in U.S. dollars, the currency in which a significant amount of our assets are denominated.

The aggregate fair value of our cross currency swap agreements as of December 31, 2015 represented a liability of U.S.$ 205.6 million as compared to December 31, 2014, when they represented a liability of U.S.$110.0 million.

Zero Cost Collar Agreements

We have also analyzed our exposure to risks associated with fluctuations in the prices of commodities, including pulp and fuel oil. As of December 31, 2015, we had outstanding the following zero cost collar agreements to hedge fluctuations in the prices of fuel oil and diesel in Chile:

Bank	Commodity	Amount	Hedging Start Date	Maturity
JP Morgan—U.K.	Fuel Oil N°6	674 Thousands Bbl.	01-01-2015	31-12-2015
JP Morgan—U.K.	Diesel	29,465 Thousand Gall.	01-06-2015	31-05-2016
JP Morgan—U.K.	Fuel Oil N°6	337 Thousand Bbl	01-01-2016	30-06-2016

The fair value of these agreements as of December 31, 2015 represented a liability of U.S.$16.8 million.

Commodity Swap Agreements

As of December 31, 2015, we have outstanding the following commodity swap agreements to hedge fluctuations in the prices of fuel oil in Uruguay:

Bank	Commodity	U.S.$ Notional Amount
JP Morgan – N.A.	Fuel Oil N°6	13,374,141(1)
DNB Bank ASA	Fuel Oil N°6	5,770,950(1)

(1)	U.S.$ notional amount includes multiple contract agreements.

The fair value of these agreements as of December 31, 2015 represented a liability of U.S.$4.1 million for Arauco. The fair value shown in the table above represents 50% of total fair value, since these agreements were entered into by Montes del Plata (of which Arauco owns 50% of its shares).

Interest Rate Swap Agreements

We have outstanding the following interest rate swap agreements to hedge fluctuations in floating rates for long-term debt in Uruguay:

Bank	Currency	U.S.$ Notional Amount
JP Morgan – N.A	USD	135,033,619(1)

(1)	U.S.$ notional amount includes multiple contract agreements.

The fair value of this agreement as of December 31, 2015 represented an asset of U.S.$0.2 million for Arauco. We note that fair value shown in the table above is 50% of total fair value, since these agreements were entered into by Montes del Plata (of which Arauco owns 50% of its shares).

Forward Agreements

As of December 31, 2015, we have outstanding agreements in Argentina, Colombia and Uruguay to hedge fluctuations in their respective local currencies, as follows:

Bank	Exchange Rate	U.S.$ Notional Amount		Hedging Start Date	Maturity
BBVA Banco Frances	USD-ARG	8,606,250		08-09-2015	31-05-2016
Corpbanca Colombia	USD-COP	4,000,000		11-11-2015	01-02-2016
BBVA Colombia	USD-COP	9,000,000		03-12-2015	01-03-2016
Banco Santander Uy	USD-UYU	33,000,000	(1)	—	—
JPMorgan Chase Bank, N.A.	USD-UYU	2,000,000	(1)	—	—
Citibank U.K.	USD-UYU	4,410,000	(1)	—	—
Citibank Uruguay	USD-UYU	4,500,000		13-03-2015	10-03-2016
HSBC Uruguay	USD-UYU	14,350,000	(1)	—	—

(1)	U.S.$ notional amount includes multiple contract agreements.

The fair value of these agreements as of December 31, 2015 represented an asset of U.S.$2.2 million for Arauco, which includes 50% of total fair value for agreements entered into by Montes del Plata (of which Arauco owns 50% of its shares).

RESEARCH AND DEVELOPMENT

We spent U.S.$2.6 million in 2013, U.S.$3.1 million in 2014 and U.S.$2.6 million in 2015 on research and development. We conduct our principal research and development programs through our subsidiary, Bioforest, which concentrates its efforts on applying and implementing advanced technologies to the specific characteristics of our forests and mills.

In our Forestry product business segment, we are continuously researching and attempting to develop different strains of long-fiber pine and short fiber eucalyptus trees to improve their quality and to shorten their average harvest cycle. Additionally, we maintain close relations with certain international research institutes and the scientific community that participate in our industry. Bioforest has increased the growth rate of our radiata pines, eucalyptus globulus and eucalyptus nitens, adding more value to our plantations.

In the pulp and panels business segments, Bioforest has been adding value to Arauco through researching and developing new technologies in order to produce our goods in a more efficient way and improve the quality of our products, to use them in new ways and to create a better understanding and knowledge of our process.

TREND INFORMATION

From December 31, 2015 to March 31, 2016, prices for softwood decreased by 1.73%, reaching U.S.$789.47 per tonne, while prices for hardwood decreased by 6.61% to U.S.$736.79 per tonne. The depreciation of the Chinese yuan during 2015 continues to have repercussions on prices in 2016, although the Chinese yuan has slightly appreciated 0.41% during the first three months of the year. Hardwood prices have been under pressure by increased supplies to the markets while demand has remained stable. Average prices in Europe and the Middle East have also declined, although less than in China.

For the panel business, we expect the market for PBO to remain stable and demand for MDF to increase. Sales of MDF and PBO in Argentina are expected to remain stable. Uncertainty regarding Brazil may impact regional markets. North America has maintained its dynamism, in spite of growing supplies from countries with depreciated currencies

Although wood products experienced a decline in sales during the second half of 2015, we expect sales to regain their momentum and stabilize. Our moldings in North America have maintained solid demand. In Latin America, our sales have remained stable and we have increased our market share. Prices may be affected by increased competition from countries whose local currency has depreciated during 2015, although many have appreciated throughout the last three months, such as the Brazilian real.

For more information regarding trends in our business, see “Item 5. Operating and Financial Review and Prospects—Overview” and “—Exchange Rate Fluctuations.” For risks affecting our business, see “Item 3. Key Information—Risk Factors.”

Item 6. Directors, Senior Management and Employees

DIRECTORS AND EXECUTIVE OFFICERS

Directors

A Board of Directors manages our business. Our estatutos (by-laws) require that the Board of Directors consist of nine directors. Our directors cannot also be our executives. The entire board is elected every three years and can be re-elected for any number of periods. The current board was elected in April 2016, and their terms will be renewed in April 2019. The board may appoint replacements to fill any vacancies that occur during periods between elections; however, at the annual shareholders’ meeting following any such replacement, an election of the entire board must take place. Scheduled meetings of the Board of Directors are generally held once a month. Extraordinary board meetings are called when summoned by the Chairman or when requested by at least two directors. We have not entered into any contracts with our current directors to provide any benefits upon the termination of their relationship with us. We do not have a compensation committee.

Our current directors are listed below.

Name	Years as Director	Position	Age
Manuel Bezanilla	29	Chairman	71
Roberto Angelini	29	First Vice-Chairman	67
Jorge Andueza	22	Second Vice-Chairman	67
José Rafael Campino	6	Director	63
Alberto Etchegaray	22	Director	70
Eduardo Navarro	8	Director	50
Timothy C. Purcell	11	Director	56
Franco Mellafe	1	Director	40
Juan Ignacio Langlois	0	Director	48

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

Roberto Angelini became a Director on April 30, 1986 and became First Vice-Chairman of the Board of Directors on May 4, 2007. He served as Vice-Chairman of the Board of Directors from April 18, 1991 to January 4, 2005, when he voluntarily resigned, and as Second Vice-Chairman of the Board of Directors from January 27, 2005 to May 4, 2007. He serves as Chairman of the board of directors of Empresas Copec, COPEC, AntarChile, Corpesca S.A., Pesquera Iquique-Guanaye S.A., Inversiones Alxar S.A. and Servicios Corporativos Sercor S.A. He also serves as a member of the boards of directors of Forestal Arauco, Empresa Pesquera Eperva S.A., Orizon S.A. and Inversiones Siemel S.A. Mr. Angelini holds a degree in civil engineering from the Catholic University of Chile.

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

Eduardo Navarro became a Director on September 25, 2007. He is also the Chief Executive Officer of Empresas Copec S.A., the Chief Executive Officer of Pesquera Iquique-Guanaye S.A., and serves as a member of the board of directors of COPEC, Abastible S.A.,, Corpesca S.A., Orizon S.A., Inversiones Alxar S.A., Inversiones Laguna Blanca S.A., Inversiones del Nordeste S.A. and Colbún S.A. Mr. Navarro holds degrees in commercial engineering and economics, and a master’s degree in economics, all from the Catholic University of Chile.

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

Franco Mellafe became a director on April 21, 2015. He has also served as member of the board of directors of Inversiones Angelini y Compañía Limitada since July 2013. Mr. Mellafe holds a Master’s Degree in Business Administration from Babson College and an undergraduate degree in Business Administration from Gabriela Mistral University. Before joining our Board of Directors, Mr. Mellafe worked for twelve years in different positions in Arauco.

Juan Ignacio Langlois became a director on April 26, 2016. He is also Partner of Tyndall Group. Mr. Langlois currently serves as a member of the board of directors of Metrogas S.A. and the Instituto Chileno de Administración Racional de Empresas (ICARE). He also serves as alternate director of Minera Las Cenizas S.A. Mr. Langlois received a law degree with maximum distinction from the Universidad de Chile School of law as well as a master’s degree in business administration (MBA) from the Kenan-Flagler Business School, University of North Carolina at Chapel Hill.

Executive Officers

Our executive officers are appointed by the Board of Directors and hold office at its discretion. Our current principal executive officers and the directors of each area or department are listed below.

Name	Years with Arauco	Position	Age
Matías Domeyko(1)	27	Chief Executive Officer	54
Cristián Infante	20	President and Chief Operating Officer	49
Gianfranco Truffello	21	Chief Financial Officer	48
Robinson Tajmuch	25	Senior Vice-President Comptroller	59
Camila Merino	5	Senior Vice-President Human Resources and EHS	48
Franco Bozzalla	26	Senior Vice-President Wood Pulp and Energy	53
Charles Kimber	30	Senior Vice-President Commercial & Corporate Affairs	54
Antonio Luque	24	Senior Vice-President Timber and Panels	59
Alvaro Saavedra	24	Senior Vice-President Forestry	60
Gonzalo Zegers	8	Senior Vice-President International and Business Development	55
Felipe Guzmán	7	General Counsel	46

(1)	Matías Domeyko worked at Arauco from 1987 to 1994. He rejoined Arauco in 1997.

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

Cristián Infante is the President and Chief Operating Officer of Arauco, a position that was created by Arauco in July 2011. He joined Arauco in 1996 as a woodpulp sales representative, and in 1998 was appointed sales manager for industrial lumber and remanufactured products of Forestal Arauco. He then moved to Centromaderas S.A. where he worked until 2001. Mr. Infante later served as the Corporate Management & Development Director and the Atlantic Region Managing Director. Mr. Infante holds a degree in civil engineering from the Catholic University of Chile.

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

Antonio Luque is the Senior Vice-President Timber and Panels of Arauco. He joined Arauco in 1993. Before joining Arauco, he was the General Manager of Cabildo S.A. and a research engineer at Compañía Industrial. Mr. Luque holds a degree in civil engineering from the University of Chile.

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

Compensation

For 2015, the aggregate compensation of all our directors and executive officers and senior managers paid or accrued in that year for services in all capacities, including salaries and compensation for their service to those executive officers who serve as directors, was U.S.$1.1 million. We do not maintain any pension or retirement programs or incentive compensation plans for our directors or executive officers. We also do not maintain any plans providing for benefits upon termination of employment. The following table sets out the compensation of our directors for their services as directors in the years provided.

Name	2014		2015
Manuel Bezanilla	U.S.$	198,191	U.S.$	173,830
Roberto Angelini		136,881		124,329
Jorge Andueza		136,881		124,329
José Tomás Guzmán		121,639		110,532
Cristián Infante		99,913		74,864
Matías Domeyko		87,274		63,336
Jorge Garnham M.		60,669		62,929
José Rafael Campino		61,126		55,196
Alberto Etchegaray		60,969		55,196
Eduardo Navarro		61,126		55,196
Timothy C. Purcell		61,126		55,196
Franco Mellafe				36,345
Alvaro Saavedra		39,244		19,528

Name	2014	2015
Nicolás Majluf	61,126	14,018
Jorge Serón	4,063	11,528
Robinson Tajmuch	23,244	11,528
Antonio Luque	26,605	8,000
Gonzalo Zegers	16,000	8,000
Franco Bozzalla	29,514	7,616
Pablo Ruival	12,900	3,000
Sergio Gantuz	12,900	3,000
Eduardo Zañartu	12,639	2,932
Charles Kimber	29,848	—
Gianfranco Truffello	10,605	—

Total Compensation	1,364,483	1,080,428

Board Practices

In 2013, we created an audit committee, which is composed of two directors, Jorge Andueza and Timothy C. Purcell, as well as the Chief Executive Officer of Arauco, the Chief Operating Officer of Arauco, the Senior Vice-President Comptroller of Arauco and the General Counsel of Arauco. Our securities are not listed on any U.S. national securities exchange and, therefore, we are not subject to the rules relating to audit committees imposed by the Sarbanes-Oxley Act of 2002, as amended. In the Board of Director´s Meeting of November 24, 2015, it was agreed to reinforce the role of the audit committee, giving it new powers and amplifying its members. It is now composed by three directors: Jorge Andueza, Timothy C. Purcell, and Eduardo Navarro, as well as the Chief Executive Officer of Arauco, the President and Chief Operating Officer of Arauco, the Senior Vice-President Comptroller of Arauco, and the General Counsel of Arauco. It was also agreed that it would report to the Board of Directors on a biannual basis.

We also have an ethics committee that ensures compliance with our ethics code, which defines, promotes and regulates behavior of professional and personal excellence consistent with our philosophy and values to be followed by all our staff.

Employees

The following table provides a breakdown of our employees by main category of activity as of the end of each year in the three-year period ended December 31, 2015.

	As of December 31,
	2013	2014	2015
Executives	371	391	446
Professionals and Technicians	4,152	4,257	4,621
Workers	8,801	8,928	9,681

Total	13,324	13,576	14,748

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

Approximately 34% of our employees in Chile, 47% of our employees in Argentina, 23% of our employees in Uruguay, almost 100% of our employees in Brazil and none of our employees in the United States or Canada were unionized as of December 31, 2015. We negotiate collective bargaining agreements of two, three or four years’ duration with unionized employees.

We have stable employee relations in Chile, Argentina, Brazil, the United States and Canada. Our Chilean operations have not experienced any work stoppages in the last five years other than (i) four separate occasions of transportation contractors blocking the entrance of our Horcones Complex on January 13, February 17, March 24, and September 21, 2015; (ii) a one-day stoppage at the Valdivia Pulp Mill in June and an eight-day stoppage in September 2014, caused by employees of third party service providers, (iii) four separate occasions of transportation contractors blocking the entrances of our Horcones complex on February 24 and 25, September 3, October 22 and 23, and November 20, 2014, (iv) a four-day stoppage at the Arauco plywood mill in January 2013, caused by employees of third-party contractors and (v) a four-day work stoppage in July 2012 at our Arauco plywood mill located in Arauco, during which production resumed partially after the second day; which was caused by the employees of our third-party forestry contractors at each of the respective facilities. During 2015, the pulp union carried out three work stoppages and blockade; the first event occurred on May 25 for three days, the second on August 3, lasting three days; and the last one on September 1, which lasted 14 days.

Our Argentine operations have not experienced any work stoppages in the last five years other than (i) a three-day stoppage at Arauco Argentina’s chemical mill in March 2011, as a result of a strike by the chemical union; (ii) a 27-day stoppage at Arauco Argentina’s Zarate mill in April 2013, as a result of a strike by the construction union; (iii) a two-day stoppage at Arauco Argentina’s chemical mill in May 2013, as a result of a strike by the Santa Fe Federation of Labour; (iv) a one-day stoppage at Arauco Argentina’s pulp mill in June 2013 and a three-day stoppage at Arauco Argentina’s pulp mill in October 2013, both as a result of a strike by the pulp union; (v) a four-day stoppage at Arauco Argentina’s pulp mill in December 2014, as a result of a strike by the pulp union; (vii) a five-day stoppage at Arauco Argentina’s mill in Misiones in January 2015, as a result of a road blockage lead by the truckers union; (viii) a 6-hour stoppage in Arauco Argentina’s mill in Zarate; and a stoppage of 3 days during May 2015 and August 2015, as well as a 14-day stoppage during September in Arauco Argentina’s pulp mill, Alto Paraná.

Our Brazilian operations have not experienced any work stoppages in the last five years.

In September 2011, we experienced a 21-day work stoppage of construction at the Montes del Plata joint operation in Uruguay. In 2012, we experienced approximately 17 days of work stoppages and in 2013, approximately 33 days of work stoppages during the construction at Montes del Plata. These stoppages were caused by national and local strikes, related to various labor conflicts mostly of Montes del Plata subcontractors.

During the last four years, there have been no strikes or other material work stoppages at our U.S. and Canadian subsidiaries.

SHARE OWNERSHIP

Our First Vice-Chairman, Roberto Angelini, owns directly and indirectly 29.7% of Inversiones Angelini y Compañía Limitada (“Inversiones Angelini”), which is the principal shareholder of AntarChile. He directly owns 0.2% of AntarChile. Through his direct and indirect interests in Inversiones Angelini, AntarChile and Empresas Copec, Roberto Angelini beneficially owns 15.2% of our shares.

None of our other directors or executive officers beneficially owns 1% or more of our shares.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Our only outstanding voting securities are shares of common stock of a single series, without nominal (par) value. The following table sets forth certain information concerning ownership of our common stock, as of April 27, 2016, with respect to each shareholder known by us to own more than 5% of the outstanding shares of our common stock and all of our directors and executive officers, as a group.

	Number of Shares Owned	Percentage Ownership
Empresas Copec	113,134,814	99.98
Directors and executive officers of our Company, as a group	—	—

Through its ownership of our Common Stock, Empresas Copec currently has voting control over us.

Empresas Copec is a Chilean public company listed on the Santiago Stock Exchange, the Valparaíso Stock Exchange and the Chilean Electronic Stock Exchange. It is a holding company, the principal interests of which are in Arauco, gasoline distribution, electricity, gas distribution, fishing and mining. Before October 1, 2003, Empresas Copec’s legal name was Compañía de Petróleos de Chile S.A. As of that date, Compañía de Petróleos de Chile S.A. transferred all its gasoline and fuel-related business assets to a new subsidiary, Compañía de Petróleos de Chile COPEC S.A., and changed its legal name to Empresas Copec S.A. As of December 31, 2015, AntarChile owned 60.8% of Empresas Copec.

Through its ownership in Empresas Copec, AntarChile beneficially owned 60.8% of our shares as of December 31, 2015. As of April 27, 2016, AntarChile beneficially owned 60.8% of our shares. Inversiones Angelini in turn owns 63.4% of AntarChile’s shares, and certain other related investors own an additional 10.52% of AntarChile. Inversiones Angelini and such other investors are defined herein as the “Angelini Group.”

The principal equity owners of interest in Inversiones Angelini are Mrs. María Noseda Zambra with 10.9%, Mr. Roberto Angelini Rossi directly and indirectly with 29.7%, and Mrs. Patricia Angelini Rossi directly and indirectly with 24.3%.

As of December 31, 2015 and April 27, 2016, the Angelini Group controlled Arauco through the ownership structure described above.

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

•

We obtain legal services from Portaluppi, Guzmán y Bezanilla, a law firm of which one of our directors, Manuel Bezanilla is a partner. In addition, José Tomás Guzmán, a former director who resigned in December 2015, is also a partner of such firm.

Financial information concerning transactions with affiliates is included in Note 13 to our audited consolidated financial statements.

Item 8. Financial Information

See “Item 18—Financial Statements.”

EXPORT SALES

Export sales constituted 62.1% of our revenue for the year ended December 31, 2015. Our total export revenue for 2015 was U.S.$3,194.7 million. Our principal overseas markets are Asia, North America and Western Europe. See “Item 4. Information on our Company—Description of Business—Domestic and Export Sales.”

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

Valdivia Mill

Our operations at the Valdivia Mill have been subject to continued environmental scrutiny by Chilean environmental regulators and the Chilean public since the mill began its operations in 2004. There were allegations of a causal connection between the migration and death of black-neck swans and the operations at the Valdivia mill, and in a study dated April 18, 2005, researchers at the Austral University in Valdivia concluded that wastewater discharges from the Valdivia Mill had significantly altered the quality of the Cruces River. The study also concluded that the effluent discharges were a significant contributing factor in the death or migration of a large population of the black-necked swans in the Carlos Anwandter Nature Sanctuary downstream from the Valdivia Mill. In April 2005, the National Defense Council instituted a civil lawsuit seeking reparations, damages and indemnification from us for environmental harm allegedly caused by the discharges from the Valdivia Mill. In response, we argued to the court that this action should be rejected, as several studies have demonstrated that there is no relationship between the alleged damages and the operation of the Valdivia Mill. The National Defense Council did not quantify the damages it was seeking in connection with the Valdivia Mill lawsuit. On July 27, 2013, a civil court of Valdivia ruled that the alleged environmental events were mainly caused by the Valdivia Mill. We decided not to appeal this ruling, in order to create the conditions to shortly begin an effective implementation of measures in favor of that Nature Sanctuary, without the delay of further legal deadlines. In April 2014, we agreed with and paid the National Defense Council an indemnification amount of approximately U.S.$5,000,000. This is in addition to another amount of U.S.$5,000,000, which was designated for social programs for the benefit of the community of Valdivia.

There are four additional measures ordered by the ruling that were discussed by the members of the Social Council, which includes representatives from Arauco, the National Defense Council, academic institutions, NGOs and public authorities. These measures are: (i) conducting a study, within one year, undertaken by an interdisciplinary committee of experts, about the current status of the wetland; (ii) creating an artificial sentinel wetland for representative species, upriver from the discharge of effluents; (iii) implementation of a monitoring program of environmental impact, within a five-year period; and (iv) creating a new research center focused on wetlands (Centro de Investigación de Humedales).

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

On July 20, 2015, the Judgment Office of the Brazilian Revenue Service rejected Arauco do Brasil’s objection. Arauco do Brasil filed an appeal before the CARF (Conselho Administrativo de Recursos Fiscais), which is the second administrative level. As of the date of this annual report, a decision on this appeal is still pending. We believe that the appeal is based on solid legal arguments and that there is a reasonable likelihood that this matter will result in a favorable outcome for Arauco do Brasil. If the appeal is rejected, we intend to begin the relevant proceedings to contest the Infraction Notice before the Brazilian Justice. However, if the cancellation of the Infraction Notice does not occur, it is possible that an obligation will arise for the amount specified, plus any accrued interest and penalties as of the payment date.

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

On April 22, 2014 our shareholders approved a final dividend of U.S.$0.66652828 per share for 2013, which was distributed on May 7, 2014. On November 25, 2014, our Board of Directors approved an interim dividend of U.S.$0.5461976 per share, which was distributed on December 10, 2014. On April 21, 2015 our shareholders approved a final dividend of U.S.$0.866672295 per share for 2014, which was distributed on May 13, 2015. On November 24, 2015, our Board of Directors approved an interim dividend of U.S.$0.385117532 per share, which was distributed on December 16, 2015. On April 26, 2016 our shareholders approved a final dividend of U.S.$0.876827598 per share for 2015, which will be distributed on May 11, 2016.

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

Capital

In 2002, our by-laws were amended such that our capital is denominated in U.S. dollars. In 2002, we and two of our subsidiaries, Aserraderos Arauco and Paneles Arauco, which are currently merged into Paneles Arauco, received authorization from the Chilean IRS to prepare our audited consolidated financial statements in U.S. dollars, beginning January 1, 2002. On January 1, 2003, our subsidiaries Forestal Arauco, Bosques Arauco, Forestal Valdivia, Forestal Celco, which are currently merged into Forestal Celco, and Cholguán obtained the same permission from the Chilean IRS. The same permission from the Chilean IRS was obtained by our subsidiary Inversiones Arauco Internacional Ltda. in January 2003, by our subsidiary Forestal Los Lagos in January 2005 and by our subsidiaries Arauco Bioenergía S.A. and Servicios Logísticos Arauco S.A in January 2008.

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

Our by-laws provide that we may enter into acts or contracts in which one or more directors are interested only if the interested director’s interest is made known to the board, the acts or contracts are approved by the board and the terms of the act or contract conform to those prevailing in the market. In addition, board resolutions approving interested director transactions must be reported by the chair of the meeting at the first shareholders’ meeting following the approval of the interested director transaction. See “Item 7. Major Shareholders and Related Party Transaction” for further information on related party transactions.

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

Changes to Shareholders’ Rights

To change the rights of holders of our shares or create a new series of our shares, we must amend our by-laws. Any reduction of the rights of our shares requires a two-thirds majority vote of all holders of our shares under Chilean law. Chilean law also requires that public corporations distribute a cash dividend in an amount equal to at least 30% of the corporation’s consolidated net income for each year (on an IFRS basis), unless otherwise decided by a unanimous vote of the corporation’s issued and subscribed shares eligible to vote. Any changes to the way in which corporate benefits are distributed must be approved by a two-thirds majority of all holders of the corporation’s shares.

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

The Chilean Income Tax Law provides that a foreign holder is subject to income tax on his Chilean source income. For this purpose, Chilean source income means earnings from activities developed in Chile or goods located in the country. As a general rule according to the Chilean Income Tax Law, the source of interest income corresponds to the residence country of the debtor. Nevertheless, there are special rules that may apply to bonds and other public or private debt instruments issued by taxpayers domiciled, or resident in Chile which may establish Chile as the source of interest income. Under these rules and in connection with our securities, capital gains arising out of the sale or other disposition of securities issued abroad by a foreign holder will not be subject to withholding taxes on capital gains, provided that the sale or disposition occurs outside of Chile.

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

DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the SEC. These materials, including this Annual Report and the exhibits thereto, may be inspected and copied at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the materials may be obtained from the Public Reference Room at the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the Commission maintains an Internet website at http://www.sec.gov, from which these materials may be electronically accessed. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330.

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

Interest Rate Risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. As of December 31, 2015, we had outstanding U.S.$4,305.4 million of indebtedness, including accrued interest and discounts and costs of issuance, of which 85.7% bore interest at fixed interest rates and 14.3% bore interest at floating rates of interest. These average rates do not reflect the effect of swap agreements. 76.0% of our indebtedness was denominated in U.S. dollars as of that date. The interest rate on our variable rate debt is determined principally by reference to LIBOR. As of December 31, 2015, we were party to an interest rate swap agreement in our Uruguayan subsidiary to hedge fluctuations in floating rates for long-term debt. See “Item 5. Operating and Financial review and Prospects – Hedging” and Note 23 to our audited consolidated financial statements

The following table summarizes our debt obligations, as of December 31, 2015. These obligations are sensitive to changes in interest rates. The table presents the aggregate principal amount of each category of indebtedness maturing in each year, at the weighted average interest rate for each category of indebtedness. Average interest rates for liabilities are calculated based on the prevailing interest rate for each loan as of December 31, 2015.

	Average Interest Rate	2016	2017	2018	2019	2020	Thereafter	Total Debt	Fair Value
	(millions of U.S.$)
Interest
Bearing Debt
Fixed Rate
(U.S.$-denominated)	5.31%	107.8	437.5	43.9	541.8	45.6	1,493.8	2,670.2	2,801.1
(UF/CLP$-denominated)	3.71%	43.6	37.3	46.4	74.7	220.6	568.2	990.7	1,051.3
(R$-denominated)	7.93%	27.0	0.3	0.4	0.2	0.2	1.4	29.5	29.5
(Ar$-denominated)	15.25%	0.4	0.0	—	—	—	—	0.4	0.4
Floating Rate
(U.S.$ denominated) LIBOR +	1.75%	112.7	38.5	337.3	40.6	40.2	31.5	600.9	613.2
(R$-denominated) TJLP +	10.56%	0.3	0.0	1.4	5.6	5.8	0.5	13.8	13.8

Total		291.5	513.6	428.0	657.3	306.6	2,094.8	4,305.4	4,509.3

Foreign Currency Risk

Our principal exchange rate risk involves changes in the value of the Chilean peso and, to a lesser extent, the Brazilian real, the Argentine peso and the euro relative to the dollar. We estimate that a majority of our consolidated costs and expenses are denominated in dollars. As of December 31, 2015:

•	69.1% of our accounts receivable were denominated in U.S. dollars, 16.9% in Chilean pesos and 5.2% were denominated in Brazilian reals;

•	77.8% of our cash and short-term investments were denominated in U.S. dollars, 8.7% were denominated in Chilean pesos, 8.1% in Argentine pesos and 4.3% in Brazilian reals;

•	a significant portion of our indebtedness was denominated in U.S. dollars; and

•	a significant portion of our consolidated total assets was denominated in U.S. dollars.

Substantially all of our foreign currency-denominated revenues, costs and expenses, receivables and indebtedness are denominated in U.S. dollars. As of December 31, 2015, 76.0% of our debt was denominated in U.S. dollars before swaps. As of December 31, 2015, we were party to cross currency swap agreements in Chile to hedge our local bonds in UF, and forward agreements to swap local currencies to U.S. dollars. See “Item 5. Operating and Financial review and Prospects – Hedging” and Note 23 to our audited consolidated financial statements. Accordingly, variations in the value of the Chilean peso relative to the U.S. dollar will not have a significant effect on the cost in U.S. dollars of our foreign debt service obligations.

Commodity Risk

Prices for pulp and forestry and wood products can fluctuate significantly, and our revenue is highly sensitive to fluctuations in such prices. For a more detailed discussion and sensitivity analysis relating to the risks arising from changes in the market price of pulp, which is our primary commodity risk, see Note 23 to our audited consolidated financial statements. As of December 31, 2015, we were party to derivative contracts to partially hedge our exposure to fuel oil in Chile and Uruguay, which include commodity swap agreements and zero cost collar agreements. Additionaly, in Chile we are party to a derivatives contract to partially hedge our exposure to diesel. See “Item 5. Operating and Financial review and Prospects – Hedging” and Note 23 to our audited consolidated financial statements.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

(a) Disclosure controls and procedures. We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Senior Vice-President Comptroller, of the effectiveness of the design and operation of our disclosure controls and procedures, as of December 31, 2015. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Senior Vice-President Comptroller concluded that the disclosure controls and procedures, as of December 31, 2015, were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and that such information is accumulated and communicated to our management, including the Chief Executive Officer and Senior Vice-President Comptroller, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s annual report on internal controls and procedures. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of our management, including our Chief Executive Officer and Senior Vice-President Comptroller, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Control—Integrated Framework (2013), our management concluded that our internal control over financial reporting was effective as of December 31, 2015.

(c) Attestation Report of the registered public accounting firm. Not applicable.

(d) Changes in internal controls over financial reporting. There has been no change in our internal control over financial reporting during 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our former independent auditors, Deloitte Auditores y Consultores Ltda., or Deloitte, during the fiscal year ended December 31, 2014 and the fees billed to us by our current independent auditors PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada, or PwC, during the fiscal year ended December 31, 2015.

	Year ended December 31,
	2014	2015
	(U.S.$ in thousands)
Audit fees	$2,641	$1,718
Tax fees	34	414
Other fees	300	5

Total fees	$2,974	$2,137

Audit fees in the above table are the aggregate fees billed by Deloitte for the fiscal year ended December 31, 2014 and the aggregate fees billed by PwC for the fiscal year ended December 31, 2015, in each case in connection with the audit of our annual financial statements in accordance with IFRS, as well as the review of other filings.

Tax fees in the above table are fees billed by Deloitte for the fiscal year ended December 31, 2014 and fees billed by PwC for the fiscal year ended December 31, 2015, in each case associated with the issuance of certificates for tax and legal compliance purposes in Brazil, Argentina and Uruguay; and tax consultation in the United States, Mexico, Argentina and Uruguay. Fees billed by PwC for the fiscal year ended December 31, 2015, were also associated with tax compliance services in Chile, Brazil, Argentina, Mexico and Uruguay; and tax consultation services in Chile, Argentina and the United States.

Other fees in the above table are fees billed by Deloitte for the fiscal year ended December 31, 2014 in connection with bond issuances and fees billed by PwC for the fiscal year ended December 31, 2015, in connection with a salary survey study performed in Uruguay.

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

Item 16F. Change in Registrant’s Certifying Accountant

On March 30, 2015, the Board of Directors resolved to propose to shareholders a change in the Company’s independent registered public accounting firm at the General Shareholders’ Meeting to be held on April 21, 2015. On such date, the shareholders approved the Board of Directors’ proposal to nominate PwC as the new independent registered public accounting firm for Celulosa Arauco y Constitución S.A. Deloitte Auditores y Consultores Ltda. (“Deloitte”) served as the independent registered public accounting firm for Celulosa Arauco y Constitución S.A. for the 2014 and 2013 fiscal years, in each case pursuant to the terms of an annual engagement letter. On April 22, 2015, PwC was notified by the Company that shareholders had approved its appointment as the Company’s new independent registered public accounting firm for the 2015 fiscal year, and the company dismissed Deloitte from its engagement. Such dismissal became effective upon completion by Deloitte of its procedures on the financial statements of Celulosa Arauco y Constitución S.A as of December 31, 2014 and 2013 and for the three years ended December 31, 2014 and the filing of the related Form 20-F.

The audit reports of Deloitte on the Company’s consolidated financial statements as of and for the years ended December 31, 2014 and 2013 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company’s two fiscal years ended December 31, 2014 and 2013, and the subsequent interim periods through April 21, 2015, there were no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Deloitte’s satisfaction, would have caused Deloitte to make reference thereto in their reports on the Company’s consolidated financial statements for such periods.

During the Company’s two fiscal years ended December 31, 2014 and 2013 and the subsequent periods through April 21, 2015, there were no reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F).

The Company has provided Deloitte with a copy of this Form 20-F prior to its filing with the Securities and Exchange Commission (“SEC”). The Company requested Deloitte to furnish the Company with a copy of a letter addressed to the SEC stating whether or not it agrees with the above statements, as required by Item 16F(a)(3) of Form 20-F. Such letter dated April 29, 2016 is filed as Exhibit 15.1.

During the Company’s two fiscal years - ended December 31, 2014 and 2013 - and the subsequent interim period through April 22, 2015, neither the Company nor anyone acting on its behalf has consulted with PwC on any of the matters described in Item 16F(a)(2)(i) and Item 16F(a)(2)(ii) of Form 20-F.

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

Item 19. Exhibits

Documents filed as exhibits to this annual report:

1.1	English translation of the estatutos (by-laws) of Celulosa Arauco y Constitución S.A., as of April 22, 2014 (incorporated by reference to Exhibit 1.1 to Arauco’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on April 29, 2014, Commission file No. 033-99720).

7.1	Statement Regarding Calculation of Ratios of Earnings to Fixed Charges

8.1	List of subsidiaries

12.1	Certification of chief executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of chief executive officer and principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Letter from Deloitte Auditores y Consultores Ltda. to the Securities and Exchange Commission dated April 29, 2016, regarding the change in certifying accountant

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
Matías Domeyko
Chief Executive Officer

Date: April 29, 2016

CONSOLIDATED

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Celulosa Arauco y Constitución S.A.

In our opinion, the accompanying consolidated statement of financial position and the related statement of profit or loss, comprehensive income, changes in equity, and cash flows present fairly, in all material respects, the financial position of Celulosa Arauco y Constitución S.A. and its subsidiaries at December 31, 2015, and the results of their operations and their cash flows for the year ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Santiago, Chile

April 26, 2016

PwC Chile, Av. Andrés Bello 2711 – piso 5, Las Condes – Santiago, Chile

RUT: 81-513-400-1 | Teléfono: (562) 29400000 | www.pwc.cl

Deloitte Auditores y Consultores Limitada Rosario Norte 407 Las Condes, Santiago Chile Fono: (56) 227 297 000 Fax: (56) 223 749 177 deloittechile@deloitte.com www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Celulosa Arauco y Constitución S.A.

We have audited the accompanying consolidated statements of financial position of Celulosa Arauco y Constitución S.A. and subsidiaries (the “Company”) as of December 31, 2014, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Celulosa Arauco y Constitución S.A. and subsidiaries as of December 31, 2014, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

/s/ Deloitte

Santiago, Chile

April 21, 2015

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$

Assets
Current Assets
Cash and cash equivalents	5	500,025	971,152
Other current financial assets	23	32,195	7,633
Other current non-financial assets	25	133,956	177,728
Trade and other current receivables	23	733,322	731,908
Account receivables due from related companies	13	3,124	4,705
Current inventories	4	909,988	893,573
Current biological assets	20	272,037	307,551
Current tax assets		64,079	38,477

Total Current Assets other than assets or disposal groups classified as held for sale		2,648,726	3,132,727

Non-Current assets or disposal groups classified as held for sale	22	3,194	7,988

Non-Current Assets or disposal groups classified as held for sale or as held for distribution to owners		3,194	7,988

Total Current Assets		2,651,920	3,140,715
Non-Current Assets	23
Other non-current financial assets	25	595	5,024
Other non-current non-financial assets	23	125,516	101,094
Trade and other non-current receivables		15,270	31,001
Account receivables due from related parties, non current	13	0	151,519
Investments accounted for using equity method	15	264,812	326,045
Intangible assets other than goodwill	19	88,112	93,258
Goodwill	17	69,475	82,573
Property, plant and equipment	7	6,896,396	7,119,583
Non-current biological assets	20	3,554,560	3,538,802
Deferred tax assets		140,251	158,283
Total non-Current Assets		11,154,987	11,607,182
Total Assets		13,806,907	14,747,897

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

	Note	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$

Equity and liabilities
Liabilities
Current Liabilities
Other current financial liabilities	23	296,038	742,343
Trade and other current payables	23	583,018	630,406
Accounts payable to related companies	13	7,141	6,036
Other current provisions	18	858	2,535
Current tax liabilities		10,976	25,860
Current provisions for employee benefits	10	4,497	3,590
Other current non-financial liabilities	25	131,723	136,316
Total current liabilities other than assets included in disposal groups classified as held for sale		1,034,251	1,547,086

Total Current Liabilities		1,034,251	1,547,086
Non-Current Liabilities
Other non-current financial liabilities	23	4,236,965	4,453,819
Other non-current provisions	18	34,541	64,529
Deferred tax liabilities	6	1,755,528	1,757,149
Non-current provisions for employee benefits	10	51,936	48,582
Other non-current non-financial liabilities	25	47,241	61,996
Total non - current liabilities		6,126,211	6,386,075
Total liabilities		7,160,462	7,933,161
Equity
Issued capital		353,618	353,618
Retained earnings		7,204,452	6,984,564
Other reserves		(949,360)	(571,052)

Equity attributable to parent company		6,608,710	6,767,130

Non-controlling interests		37,735	47,606
Total equity		6,646,445	6,814,736
Total equity and liabilities		13,806,907	14,747,897

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		For the periods ended December 31,
	Note	2015 ThU.S.$	2014 ThU.S.$	2013 ThU.S.$
Statements of profit or loss

Revenue	9	5,146,740	5,342,643	5,145,500
Cost of sales	3	(3,511,425)	(3,654,146)	(3,557,210)
Gross profit		1,635,315	1,688,497	1,588,290
Other income	3	273,026	368,924	385,055
Distribution costs	3	(528,470)	(556,837)	(523,587)
Administrative expenses	3	(551,977)	(550,809)	(544,694)
Other expense	3	(83,388)	(138,769)	(136,812)
Profit from operating activities		744,506	811,006	768,252
Finance income	3	50,284	30,772	19,062
Finance costs	3	(262,962)	(246,473)	(232,843)
Share of profits of associates and joint ventures accounted for using equity method	15	6,748	7,481	6,260
Exchange rate differences		(41,171)	(9,961)	(11,797)
Profit before income tax		497,405	592,825	548,934
Income Tax	6	(129,694)	(448,652)	(130,357)
Net Profit		367,711	144,173	418,577

Net profit attributable to
Net profit attributable to parent company		362,689	139,803	385,657
Net profit attributable to non-controlling interests		5,022	4,370	32,920
Net Profit		367,711	144,173	418,577

Basic earnings per share
Basic earnings per share from continuing operations		0.0032051	0.0012354	0.0034081

Basic earnings per share		0.0032051	0.0012354	0.0034081

Earnings per diluted shares
Earnings per diluted shares from continuing operations		0.0032051	0.0012354	0.0034081

Earnings per diluted share		0.0032051	0.0012354	0.0034081

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the periods ended December 31,
	Note	2015 ThU.S.$	2014 ThU.S.$	2013 ThU.S.$
Net profit		367,711	144,173	418,577
Components of other comprehensive income that will not be reclassified to profit or loss before tax:
Other comprehensive income before tax actuarial losses on defined benefit plans		(1,530)	(12,829)	(4,143)

Share of other comprehensive income of associates and joint ventures accounted for using equity method		(781)	(4,781)	2,222

Other Comprehensive Income that will not be reclassified to profit or loss before tax		(2,311)	(17,610)	(1,921)

Components of other comprehensive income that will be reclassified to profit or loss before tax:

Exchange differences on translation

Gains (losses) on exchange differences on translation, before tax	11	(385,109)	(163,844)	(174,985)

Other Comprehensive Income before tax exchange differences on translation		(385,109)	(163,844)	(174,985)

Cash flow hedges

Gains (losses) on cash flow hedges, before tax		11,859	(43,228)	35,789

Recycle of cash flow hedges to profit or loss before tax		(16,122)	949	(5,880)

Other Comprehensive Income before tax Cash flow hedges		(4,263)	(42,279)	29,909

Other Comprehensive income that will be reclassified to profit or loss before tax		(389,372)	(206,123)	(145,076)

Income tax relating to components of other comprehensive Income that will not be reclassified to profit or loss before tax

Income tax relating to actuarial losses on defined benefit plans		649	3,404	829

Income tax relating to components of other comprehensive Income that will be reclassified to profit or loss before tax

Income tax relating to cash flow hedges	6	1,889	10,764	(5,400)

Income tax relating to components of other comprehensive income that will be reclassified to profit or loss		1,889	10,764	(5,400)
Other comprehensive loss		(389,145)	(209,565)	(151,568)

Comprehensive (loss) income		(21,434)	(65,392)	267,009

Comprehensive Income attributable to
Comprehensive (loss) income, attributable to owners of parent company		(15,619)	(65,289)	239,346
Comprehensive (loss) income, attributable to non-controlling interests		(5,815)	(103)	27,663

Total comprehensive (loss) income		(21,434)	(65,392)	267,009

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

12-31-2015	Issued Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other Reserves ThU.S.$	Total other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent T.hU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01/01/2015	353,618	(498,495)	(53,022)	(15,790)	(3,745)	(571,052)	6,984,564	6,767,130	47,606	6,814,736
Changes in Equity:
Comprehensive income
Net profit							362,689	362,689	5,022	367,711
Other comprehensive income, net of tax		(374,275)	(2,374)	(878)	(781)	(378,308)		(378,308)	(10,837)	(389,145)
Comprehensive income	0	(374,275)	(2,374)	(878)	(781)	(378,308)	362,689	(15,619)	(5,815)	(21,434)
Dividends							(142,801)	(142,801)	(3,228)	(146,029)
Decrease from transfers and other changes in equity							0	0	(828)	(828)
Changes in equity	0	(374,275)	(2,374)	(878)	(781)	(378,308)	219,888	(158,420)	(9,871)	(168,291)
Closing balance at 12/31/2015	353,618	(872,770)	(55,396)	(16,668)	(4,526)	(949,360)	7,204,452	6,608,710	37,735	6,646,445

12-31-2014	Issued Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other Reserves ThU.S.$	Total other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent T.hU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01/01/2014	353,618	(339,105)	(21,507)	(6,384)	1,036	(365,960)	7,004,640	6,992,298	52,242	7,044,540
Changes in Equity:
Comprehensive income
Net profit							139,803	139,803	4,370	144,173
Other comprehensive income, net of tax		(159,390)	(31,515)	(9,406)	(4,781)	(205,092)		(205,092)	(4,473)	(209,565)
Comprehensive income	0	(159,390)	(31,515)	(9,406)	(4,781)	(205,092)	139,803	(65,289)	(103)	(65,392)
Dividends							(159,879)	(159,879)	(4,533)	(164,412)
Changes in equity	0	(159,390)	(31,515)	(9,406)	(4,781)	(205,092)	(20,076)	(225,168)	(4,636)	(229,804)
Closing balance at 12/31/2014	353,618	(498,495)	(53,022)	(15,790)	(3,745)	(571,052)	6,984,564	6,767,130	47,606	6,814,736

12-31-2013	Issued Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other Reserves ThU.S.$	Total other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent T.hU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01/01/2013	353,176	(169,377)	(46,016)	(3,070)	(1,186)	(219,649)	6,757,795	6,891,322	74,437	6,965,759
Changes in Equity:										0
Comprehensive income										0
Net profit							385,657	385,657	32,920	418,577
Other comprehensive income, net of tax		(169,728)	24,509	(3,314)	2,222	(146,311)		(146,311)	(5,257)	(151,568)
Comprehensive income	0	(169,728)	24,509	(3,314)	2,222	(146,311)	385,657	239,346	27,663	267,009
Issuance of shares	442							442	(442)	0
Dividends							(138,812)	(138,812)	(29,760)	(168,572)
Decrease from transfers and other changes in equity							0	0	(17,392)	(17,392)
Decrease from changes in ownership interest in subsidiaries that do not result in loss of control								0	(2,264)	(2,264)
Changes in equity	442	(169,728)	24,509	(3,314)	2,222	(146,311)	246,845	100,976	(22,195)	78,781
Closing balance at 12/31/2013	353,618	(339,105)	(21,507)	(6,384)	1,036	(365,960)	7,004,640	6,992,298	52,242	7,044,540

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$
STATEMENTS OF CASH FLOWS
Cash Flows from (used in) Operating Activities
Classes of cash receipts from operating activities
Receipts from sales of goods and rendering of services	5,733,693	5,629,175	5,609,104
Receipts from collections from insurance claims, annuities and other policy benefits	4,715	5,100	29,840
Other cash receipts from operating activities	332,981	359,539	408,257
Classes of cash payments
Payments to suppliers for goods and services	(4,260,587)	(4,190,295)	(4,117,942)
Payments to and on behalf of employees	(490,723)	(499,370)	(573,538)
Other cash payments from operating activities	(169,237)	(122,027)	(196,775)
Interest paid	(229,894)	(204,915)	(223,571)
Interest received	17,720	46,658	18,451
Income taxes paid	(87,784)	(37,285)	(55,272)
Other inflows (outflows) of cash, net	2,766	(1,405)	(834)

Net Cash flows from Operating Activities	853,650	985,175	897,720

Cash flows (used in) investing activities

Cash flow used in obtaining control of subsidiaries or other businesses	(10,090)	0	0
Cash flow used for contributions in associates	(814)	0	0
Cash flow used in purchase of associates and joint ventures	0	(1,882)	0
Loans to related parties	(23,628)	(158,797)	0
Proceeds from sale of property, plant and equipment	5,860	63,492	116,639
Purchase of property, plant and equipment	(321,385)	(459,796)	(645,388)
Proceeds from sales of intangible assets	99	0	0
Purchase of intangible assets	(10,395)	(10,101)	(5,889)
Proceeds from sales of other long-term assets	506	40,257	28,992
Purchase of other non-current assets	(126,132)	(142,138)	(213,244)
Cash receipts from repayment of advances and loans made to related parties	0	0	5,000
Dividends received	6,350	12,073	18,562
Other inflows of cash, net	1,849	1,734	7,708

Cash flows used in Investing Activities	(477,780)	(655,158)	(687,620)

Cash flows from (used in) Financing Activities

Total borrowings obtained	280,863	1,035,601	1,351,682
Debt obtained in long term	890	829,348	394,464
Proceeds from short-term borrowings	279,973	206,253	957,218
Repayments of borrowings	(949,183)	(900,595)	(1,216,917)
Dividends paid by subsidiaries	(143,003)	(141,089)	(140,054)
Other outflows of cash, net	(853)	(1,802)	(2,487)
Cash flows used in Financing Activities	(812,176)	(7,885)	(7,776)
Net (decrease) increase in Cash and Cash Equivalents before effect of exchange rate changes	(436,306)	322,132	202,324
Effect of exchange rate changes on cash and cash equivalents	(34,821)	(18,192)	(23,610)
Net (decrease) increase of Cash and Cash equivalents	(471,127)	303,940	178,714

Cash and cash equivalents, at the beginning of the period	971,152	667,212	488,498

Cash and cash equivalents, at the end of the period	500,025	971,152	667,212

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015

NOTE 1.	PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

Entity Information

Celulosa Arauco y Constitución S.A. and subsidiaries, (hereafter “Arauco” or the “Company”), tax identification number 93,458,000-1, is a closely held corporation, that was registered in the Securities Registry (the “Registry”) of the Superintendency of Securities and Insurance (the “SVS”) as No. 042 on June 14, 1982. Additionally, the Company is registered as a non-accelerated filer in the Securities and Exchange Commission (SEC) of the United States of America.

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

Arauco is controlled by Empresas Copec S.A., which owns 99.9780% of Arauco, and is registered in the Securities Registry as No. 0028. Each of the above mentioned companies is subject to the oversight of the SVS.

The ultimate shareholders of Arauco are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through the entity Inversiones Angelini y Cia. Ltda., which owns 63.4015% of the shares of AntarChile S.A., the controlling shareholder of our parent company Empresas Copec S.A.

Arauco’s Consolidated Financial Statements were prepared on a going concern basis.

Presentation of Consolidated Financial Statements

The Financial Statements presented by Arauco are comprised by the following:

•	Consolidated Statements of Financial Position as of December 31, 2015 and 2014.

•	Consolidated Statements of Profit or Loss by function for the periods between January 1 and December 31, 2015, 2014 and 2013.

•	Statements of Other Consolidated Comprehensive Income for the periods between January 1 and December 31, 2015, 2014 and 2013

•	Consolidated Statements of Changes in Equity for the periods between January 1 and December 31, 2015, 2014 and 2013.

•	Consolidated Statements of Cash Flows for the periods between January 1 and December 31, 2015, 2014 and 2013.

•	Explanatory disclosures (notes)

Period Covered by the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for the periods between January 1 and December 31, 2015, 2014 and 2013

Date of Approval of Consolidated Financial Statements

These consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) on April 26, 2016.

Abbreviations used in this report:

IFRS – International Financial Reporting Standards

IASB – International Accounting Standards Board

IAS – International Accounting Standards

IFRIC – International Financial Reporting Standards Interpretations Committee

MU.S.$ – Millions of U.S. dollars

ThU.S.$ – Thousands of U.S. dollars

U.F. – Inflation index-linked units of account

EBITDA – Profit Before financing cost, Financial income, Income taxes, Depreciation, and Amortization (1)

ICMS – Tax movement of inventories and services (Brazil)

(1)	Non gaap measure (See Risk Management Note 23.12.5)

Functional and Presentation Currency

Arauco and most of its subsidiaries determined the United States (“U.S.”) Dollar as its functional currency since the majority of its revenues from sales of its products are derived from exports denominated in U.S. Dollars, while their costs of sales are in a large extent related or indexed to the U.S. Dollar.

In relation to the cost of sales, although the labor and services costs are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials, which are driven mainly by global markets and therefore, influenced mostly by the U.S. Dollar.

For the pulp operating segment, most of the sales are exports denominated in U.S. Dollars and costs are mainly related to plantation costs which are settled in U.S. Dollars.

For the sawn timber, panel and forestry operating segments, although total sales include a mix of domestic (Domestic sales in the producing country) and exports sales, prices of the products are established in U.S. Dollars, which it is also the case for the cost structure of the related raw materials.

The presentation currency of the consolidated financial statements is the U.S. Dollar.Figures on these consolidated financial statements are presented in thousands of U.S. Dollar (ThU.S.$).

Summary of significant accounting policies

a)	Basis for preparation of consolidated financial statements

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and they represent the explicit and unreserved adoption of IFRS.

The consolidated financial statements have been prepared on the historical cost basis, except for biological assets and derivative financial instruments which are measured at fair value at the end of each period as explained in the following significant accounting policies.

b)	Critical accounting estimates and judgments

The preparation of these consolidated financial statements in accordance with IFRS, requires management to make estimates and assumptions that affect the carrying amounts reported. These estimates are based on historical experience and various other assumptions that are considered to be reasonable. Actual results may differ from these estimates. Management believes that the accounting policies below are the critical judgments that have the most significant effect on the amounts recognized in the consolidated financial statements.

-Biological Assets

The recovery of forest plantations is based on discounted cash flow models which means that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, based on our sustainable forest management plans and the estimated growth of forests.

These discounted cash flows require estimates in growth, harvest, sales prices and costs; therefore it is important that management make appropriate estimates of future levels and trends for sales and costs, as well as conduct regular surveys of the forests to establish the volumes of wood available for harvesting and their current growth rates. The main considerations used to measure forest plantations are presented in Note 20, including a sensitivity analysis.

-Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of the Group’s holding in the identifiable net assets of the acquired subsidiary at the date of acquisition. Said fair value is determined whether based on assessments and/or the discounted future flow method using hypotheses in their determination, such as sales prices and industry indexes, among others. See Note 17.

-Litigation and Contingencies

Arauco and its subsidiaries are subject to certain litigation proceedings. Future impact on Arauco’s financial condition derived from such litigations is estimated by management, in collaboration with its legal advisors. Arauco applies judgment when interpreting the reports of its legal advisors who provide updated estimates of the legal contingencies at each reporting period and/or at each time a modification is determined to be necessary. For a description of current litigations see Note 18.

c)	Consolidation

The consolidated financial statements include all entities over which Arauco has the power to direct the relevant financial and operating activities. Subsidiaries are consolidated from the date on which control is obtained and up to the date that control ceases.

Specifically, a company controls an investee or subsidiary if, and only if, they have all of the following:

(a) power over the investee, i.e. the investor has existing rights which give it the ability to direct the relevant activities (the activities that significantly affect the investee’s returns)

(b) exposure or rights to variable returns from involvement with the investee; and

(c) the ability to use power over the investee to affect the amount of the investor’s returns.

When Arauco holds less than the majority of voting rights in a company in which it participates, it nonetheless has the power over said company - when these voting rights are enough - to grant it in practice the ability to unilaterally direct said company’s relevant activities. Arauco takes into account all facts and circumstances in order to assess if the voting rights in a company in which it participates are enough for granting it nthe power, including:

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

The Company will reevaluate whether or not it holds control of a company in which it participates if the facts and circumstances indicate that changes have occurred in one or more of the three elements of control mentioned above.

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

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for transactions and other events in similar circumstances, appropriate adjustments are made to the financial statements of subsidiaries in order to ensure compliance with Arauco’s accounting policies.

All intercompany transactions and unrealized gains and losses from subsidiaries have been fully eliminated from consolidated financial statements and non-controlling interest is presented in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

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

(ii) Translation to the presentation currency of Arauco

For the purposes of presenting consolidated financial statements, assets and liabilities of Arauco’s operations in a functional currency different from Arauco´s are translated into U.S. dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange rate differences are recognized in other comprehensive income and accumulated in “Other reserves” within–equity.

(iii) Foreign Currency Transactions

Transactions in currencies other than the functional currency are recognized at the exchange rates prevailing at the dates of the transactions. Profit or loss on transactions in currencies other than the functional currency resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized in the statement of income, except those which are recorded in other comprehensive income and accumulated in equity such as cash flows hedging derivatives.

f)	Cash and cash equivalents

Cash and cash equivalents include cash-in-hand, deposits held on demand at banks and other short term highly liquid investments with an original maturity of three months or less and which are subject to an insignificant risk of changes in value.

g)	Financial Instruments

Financial assets

Financial assets are classified into the following specified categories: ‘loans and receivables’ and “derivative financial instruments”. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All purchases and sales of financial assets are recognized and derecognized on the trade date, which require delivery of assets within the same time frame established by regulation or convention in the marketplace.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are classified as current assets, except for those with maturities more than 12 months after the reporting period, which are classified as non-current assets. Loans and receivables include trade and other receivables.

Loans and receivables are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition and are subsequently measured at amortized cost using the effective interest rate method, less any impairment.

Derivative financial instruments are explained in Note 1 h)

Financial liabilities

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

(i) Derivative Financial Instruments - The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps, currency swaps and zero cost collar contracts. The Company policy’s is to enter into derivatives contracts only for economic hedging purposes.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss unless the derivative is designated as a hedging instrument and complies with hedge accounting requirements of IAS 39, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

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

(iii) Hedge accounting - The Company designates certain hedging instruments as either fair value hedges or cash flow hedges.

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

-Fair Value Hedges under IAS 39- Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The change in the fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk are recognized in profit or loss in the line item relating to the hedged item.

-Cash flow hedges under IAS 39 - The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the Finance costs line item in the consolidated statement of profit or loss. Amounts previously recognized in other comprehensive income are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item.

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

The cost of finished and in process products includes the cost of raw materials, direct labor, other direct costs and manufacturing overhead expenses.

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

The Group classifies certain property, plant and equipment, intangible assets, investments in associates and disposal groups (groups of assets to be sold together with their directly associated liabilities) as non-current assets held for sale which as of the date of the statement of financial position are the subject of active sale efforts which are estimated to be highly probable. Non-current assets held for sale are presented separately from the other assets in the balance sheet.

These assets or disposal groups are measured at the lower of the carrying amount or the fair value less the costs to sell, and are no longer depreciated or amortized from the time they are classified as non-current assets held for sale.

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

-liabilities or equity instruments related to share-based payment arrangements of the acquire or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquire are measured in accordance with IFRS 3 at the acquisition date; and

-assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with such standard.

Acquisition-related costs are accounted for as expenses when they are incurred, except for costs to issue debt or equity securities which are recognized in accordance with IAS 32 and IAS 39.

A parent will present non-controlling interests in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

Changes in the ownership interest of a parent in its subsidiary that do not result in a loss of control are treated as equity transactions. Any difference between the amount by which non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the parent company. No adjustment is made to the carrying amount of goodwill, neither gains nor losses are recognized in the statement of profit or loss.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may initially be measured either at fair value or at the present ownership instruments’ proportionate share of non-controlling interests, in the recognized amounts of the acquiree’s identifiable net assets. The choice is made on a transaction-by-transaction basis.

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

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost. Their carrying amount is increased or decreased to recognize Arauco’s share of the profit or loss and other comprehensive income. Dividends received are recognized by deducting the amount received from the carrying amount of the investment. Arauco’s investment in associates includes goodwill (both net of any accumulated impairment loss).

The investments in joint operations are recognized through consolidation of assets, liabilities and results of operations in relation to Arauco’s ownership percentage.

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

m)	Intangible assets other than goodwill

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

Goodwill is not amortized but tested for impairment on annual basis.

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

Goodwill recognized for the acquisition of the subsidiary Arauco do Brasil S.A. whose functional currency is the Brazilian Real, is translated into U.S. Dollars at the closing exchange rate. At the date of these consolidated financial statements, the change in the carrying amount of goodwill in Brazil is only related to the net exchange rate differences on translation.

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

Arauco evaluates the economic nature of the contracts that grant the right to use certain assets, for the purposes of determining the existence of implied leases. In these cases, the Company separates - at the beginning of the contract, and based on relative fair values - payments and considerations associated with the lease, from the rest of the elements incorporated to the contract.

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

The measurement of new forestry plantations made during the current year is made at cost, which corresponds to the fair value at that date. After twelve months, the valuation methodology used is that explained in the preceding paragraph.

Biological assets shown as current assets correspond to those forestry plantations that will be harvested in the short term.

Biological growth and changes in fair value of forestry plantations are recognized in the line item “Other income” in the consolidated statement of profit or loss.

r)	Income tax expense and deferred income tax assets and liabilities.

The tax liabilities are recognized in the consolidated financial statements based on the determination of taxable income for the year and calculated using the tax rates in force in the countries where Arauco operates.

Deferred income tax is recognized using liability method, on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated annual accounts. Deferred income tax is determined using tax rates contained in laws adopted as of the date of the financial statements and that are expected to be applicable when the related deferred tax asset is realized or the deferred income tax liability is settled.

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

The structure for recognizing revenue from export sales is based on the 2010 Incoterms, which are the official rules for the interpretation of commercial terms issued by the International Chamber of Commerce.

The main Incoterms used by Arauco are the following:

“CFR (Cost and freight)”, where the company bears all costs including main transportation, until the products arrives at its port of destination. The risk is transferred to the purchaser once the products have been loaded onto the vessel, in the country of origin.

“CIF (Cost Insurance & Freight)”, where the Company organizes and pays for external freight services and some other expenses. Arauco is no longer responsible for the products once it has been delivered to the ocean carrier company. The point of sale is the delivery of the products to the carrier chartered by the seller.

(ii) Revenue recognition from Rendering of Services

When the outcome of a transaction involving the rendering of services can be reliably estimated, revenue is recognized by reference to the stage of completion of the transaction at the date of the reporting period, and when it is probable that the economic benefits associated with the transaction will flow to the Arauco.

Arauco mainly provides power supply services which are transacted principally in the spot market of the Sistema Interconectado Central (“Central Interconnected System”). According to current regulations, the prices on that market called “Marginal Costs” are calculated by the Centro de Despacho Económico de Carga del Sistema Interconectado Central (CDEC–SIC) (“Economic Load Dispatch Center of the Central Interconnected System”) and are generally recognized in the period in which the services are rendered.

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

The dividends payable provision is registered for 40% of the liquid distributable profit and against a lower equity, based on the yearly resolution of the Shareholders’ Meeting.

Dividends payable are presented in the line item “Other current non-financial liabilities” in the consolidated statement of financial position.

v)	Earning per share

Basic earnings per share are calculated by dividing the net profit for the period attributable to the parent company by the weighted average number of ordinary shares outstanding during the period, excluding the average number of shares in the Company held by a subsidiary, if such circumstance exists. Arauco has not performed any type of transaction with a potential dilutive effect that would cause diluted earnings per share to be different from basic earnings per share.

w)	Impairment

Non-financial Assets

The recoverable amount of property, plant and equipment and other assets with finite useful lives are measured whenever there is any circumstances indicating that the assets have to recognize an impairment loss. Among the circumstances to consider as evidence of impairment are significant declines in the assets’ market value, significant adverse changes in the technological environment, obsolescence or physical damages of assets and changes in the manner in which the asset is used or expected to be used). Arauco evaluates at the end of each reporting period whether there is any evidence of the indications above mentioned.

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount however a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

For the purposes of assessing impairment losses, assets are grouped at the lowest level for which there is identifiable cash flows separately for each cash-generating unit. Non-financial assets, other than goodwill, which had recognized an impairment loss, are reviewed at the end of each reporting period whether there is any circumstances indicating that an impairment loss previously recognized may no longer exists or has decreased.

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

A cash-generating unit, for which goodwill has been allocated, is tested for impairment annually or more frequently when there is a circumstance indicating that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to other assets pro rata based on the carrying amount of each asset in the unit. Any impairment loss of goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Financial Assets

At the end of each reporting period, an assessment is performed in order to identify whether there is any objective evidence that a financial asset or a group of financial assets may have been impaired. Financial assets are impaired only when there is objective evidence that, as a result of one or more loss events that occurred after the initial recognition of a financial asset, the estimated future cash flows of the financial asset have been affected. Impairment losses are recognized in the consolidated statement of profit or loss.

An allowance for doubtful accounts is established based on an analysis of the maturity of the portfolio and considering the insurance coverage on accounts receivable. Other conditions are assessed, for example, when there is objective evidence of default or delinquency in payments under the original sale terms and when the customer enter into bankruptcy or financial reorganization, and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

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

Arauco constitutes labor obligations for severance payable in all circumstances for certain of its employees with at least 5 years of work in the Company, based on the terms of the staff’s collective and individual bargaining agreements.

The related provision is an estimate of the years of service to be recognized as a future labor obligation liability, in accordance with contracts between Arauco and its employees and pursuant to actuarial valuation criteria for this type of liability. This post-employment benefit is considered a defined benefit plan.

The main factors considered for calculating the actuarial value of severance obligation for years of service are employee turnover, salary increases and life expectancy of the workers included in this benefit.

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

z)	Recent accounting pronouncements

The following new standards and interpretations have been adopted in these consolidated financial statements:

Amendments and improvements	Contents	Mandatory application for annual periods beginning on or after

IAS 19	Employee Benefits Clarifies the requirements related to the way in which contributions from employees or others which are linked to the service must be attributed to periods of service.	July 1, 2014

Annual improvements 2010-2012-Amendments to IFRS 6	IFRS 2, IFRS 3, IFRS 8, IFRS 13, IAS 16, IAS 24	July 1, 2014

Annual Improvement 2011-2013 -Amendments to IFRS 4	IFRS 1, IFRS 3, IFRS 13, IAS 40	July 1, 2014

The application of the standards, amendments and interpretations outlined above, did not have a significant impact on Arauco´s consolidated financial statements.

As of the date of issue of these consolidated financial statements, the following accounting statements have been issued by the IAS, which have not been subject to early adoption.

Standards and interpretations	Contents	Mandatory application for annual periods beginning on or after

IFRS 9

Financial Instruments

The complete version of IFRS 9 replaces most of the guidance in IAS 39. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39.

January 1, 2018

IFRS 15	This standard defines a new model to recognize revenue from contracts with costumers.	January 1, 2018

IFRS 16

Leases

Specifies guidelines to recognise, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognise assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.

January 1, 2019

Amendments and improvements	Contents	Mandatory application for annual periods beginning on or after

IFRS 11-Amendments	Establishes how to account for the acquisition of an interest in a joint venture operation that qualifies as a business.	January 1, 2016

IAS 16 and IAS 38 – Amendments	This amendment clarifies that the use of revenue-based methods to calculate the depreciation of an asset is not appropiate. It also clarifies that revenue is generally presumed to be an inappropiate basis for measuring the consumption of the economic benefits embodied in an intangible asset.	January 1, 2016

IAS 16 and IAS 41 – Amendments	These amendments change the reporting for bearer plants, which should be accounted for in the same way as property, plant and equipment. The amendments include them in the scope of IAS 16 rather tan IAS 41.	January 1, 2016

IAS 27-Amendments	Allows entities to use the equity method to account for investments in subsidiaries, join ventures and associates in their separate financial statements.	January 1, 2016

IFRS 10 and IAS 28- Amendments

These amendments address an inconsistency between IFRS 10 and IAS 28 regarding the contribution of assets between an investor and its associate or join venture.

The amendments aim at clarifying IAS 1 to address perceived impediments to preparers exercising their judgement in presenting their financial reports

January 1, 2016

IFRS 10, and IAS 28- Amendments	Amendments address issues that have arisen in the context of applying the consolidation exception for investment entities.	January 1, 2016

IAS 1-Amendments	The amendments aim at clarifying IAS 1 to address perceived impediments to preparers exercising their judgement in presenting their financial reports.	January 1, 2016

Annual Improvements 2012-2014 Cycle		January 1, 2016

Amendment to IFRS 5 “ Non-current Assets Held for Sale and Discontinued Operations”	Adds specific guidance in IFRS 5 for cases in which an entity reclassifies an asset from held for sale to held for distribution or vice versa and cases in which held-for-distribution accounting is discontinued.	January 1, 2016

Improvements to IFRS 7 “ Financial Instruments: Disclosures”	Adds additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset for the purpose of determining the disclosures required. Clarifies the applicability of the amendments to IFRS 7 on offsetting disclosures to condensed interim financial statements.	January 1, 2016

Improvements to IAS 19, “Employee Benefits”	Clarifies that the high quality corporate bonds used in estimating the discount rate for post-employment benefits should be denominated in the same currency as the benefits to be paid.	January 1, 2016

Improvements to IAS 34, “ Interim Financial Reporting”	Clarifies the meaning of ‘elsewhere in the interim report’ and requires a cross-reference	January 1, 2016

Arauco is in the process of evaluating the impacts on the financial statements as a result of the adoption of IFRS 9, IFRS 15 and IFRS 16. Arauco estimates that the adoption of the other amendments and interpretations will not have a substantial impact on the Company’s Consolidated Financial Statements during their period of their initial application.

NOTE 2.	CHANGES IN POLICIES AND ACCOUNTING ESTIMATES

There have been no changes in the treatment of estimates, amendments and accounting policies with respect to last year

NOTE 3.	DISCLOSURE OF OTHER INFORMATION

a)	Disclosure of Information on Issued Capital

At the date of these consolidated financial statements the share capital of Arauco is ThU.S.$353,618.

100% of Capital corresponds to ordinary shares

	12-31-2015	12-31-2014
Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	113,159,655
Nominal Value of Shares by Type of Capital in Ordinary Shares	ThU.S.$0.0031210 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$353,618
	12-31-2015	12-31-2014
Number of Shares Issued and Fully Paid by Type of Capital in Ordinary Shares	113,159,655

b)	Dividends paid

The interim dividend paid in the year was equivalent to 15% of the distributable net profit calculated as of the end of September 2015 was considered a decrease in the statement of changes in equity.

The final dividend paid each year corresponds to the difference between the 40% of the prior year distributable net profit and the amount of the interim dividend paid.

The ThU.S.$142,801 (ThU.S.$159,879 as of December 31, 2014) presented in the statement of changes in equity correspond to the minimum dividend provision recorded for the period 2015 (period 2014).

In the Cash Flow Statement, in the line item “Dividends paid” an amount of ThU.S.$143,003 is presented for the year ended December 31, 2015 (ThU.S.$141,089 for the year ended December 31, 2014) which ThU.S.$141,652 (ThU.S.$137,232 for the year ended December 31, 2014) correspond to the payment of dividends to the parent company.

The following are the dividends paid and per share amounts during the period 2015 and 2014:

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Interim Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	12-16-2015
Amount of Dividend	ThU.S.$43,580
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share, Ordinary Shares	U.S.$0.38512

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-12-2015
Amount of Dividend	ThU.S.$98,072
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$0.86667

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Interim Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	12-09-2014
Amount of Dividend	ThU.S.$61,808
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$0.54620

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-09-2014
Amount of Dividend	ThU.S.$75,424
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$0.66653

c)	Disclosure of Information on Reserves

Other reserves comprise reserves of exchange differences on translation, reserves of cash flow hedges and other reserves. Arauco does not have any restrictions associated with these reserves.

Reserves of exchange differences on translation

Reserves of exchange differences on translation correspond to exchange differences relating to the translation of the results and net assets of Arauco’s subsidiaries whose functional currency is other than Arauco’s presentation currency.

Reserves of cash flow hedges

Reserves of cash flow hedges correspond to the portion of net gain or loss of derivative financial instruments that complies with the requirements of hedge accounting at the end of each period.

Reserve of Actuarial Losses in Defined Benefit Plans

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

d) Other items in the Statement of Income

Other income, other expenses, finance income, finance costs and share profit (loss) of associates and joint ventures for the years ended December 31, 2015, 2014 and 2013 are as follows:

	January - December
	2015	2014	2013
	ThU.S.$	ThU.S.$	ThU.S.$
Classes of Other Income
Other Income, Total	273,026	368,924	385,055
Gain from changes in fair value of biological assets (See note 20)	210,479	284,497	269,671
Net income from insurance compensation	1,522	2,264	1,297
Revenue from export promotion	2,692	4,032	4,115
Lease income	2,654	2,708	2,315
Gain on sales of assets	11,849	57,653	46,473
Gain on sales of assets classified as held for sale	—	244	29,137
Gain from compensation of judgement	—	—	8,500
Gain on business combination achieved in stages	8,744	—	—
Access easement	8,160	5,158	1,771
Recovery of tax credits	8,081	—	—
Other operating results (sale materials and waste, rent of easements, income tax recovery)	18,845	12,368	21,776

Classes of Other Expenses by activity
Total of other expenses by activity	(83,388)	(138,769)	(136,812)
Depreciation	(1,407)	(2,084)	(568)
Legal expenses	(3,334)	(4,806)	(17,065)
Impairment provision for property, plant and equipment and others	(12,321)	(11,929)	(14,339)
Operating expenses related to plants stoppage	(3,917)	(5,102)	(9,676)
Expenses related to projects	(532)	(7,447)	(17,707)
Start-up costs	—	(9,591)	—
Loss of forest due to fires	(34,850)	(31,512)	(8,546)
Other Taxes	(8,981)	(7,540)	(4,458)
Research and development expenses	(2,604)	(3,105)	(2,641)
Severance payments and evictions	(1,748)	(8,256)	(1,974)
Fines, readjustments and interests	(1,139)	(3,749)	(2,530)
Other expenses	(12,555)	(43,648)	(57,308)

Classes of financial income
Financial income, total	50,284	30,772	19,062
Financial income from mutual funds – term deposits	15,128	13,786	10,539
Financial income resulting from swap – forward instruments	4,439	4,673	4,287
Financial income resulting from loans with related companies	17,629	6,570	—
Other financial income	13,088	5,743	4,236

Classes of financing costs
Financing costs, Total	(262,962)	(246,473)	(232,843)
Interest expense, Bank loans	(40,690)	(32,978)	(29,349)
Interest expense, Bonds	(189,526)	(186,186)	(169,806)
Interest expense, Other financial instruments	(7,260)	(8,612)	(6,139)
Other financial costs	(25,486)	(18,697)	(27,549)

Share of profit (loss) of associates and joint ventures accounted for using equity method
Total	6,748	7,481	6,260
Investments in associates	5,573	6,958	5,657
Joint ventures	1,175	523	603

The analysis of expenses by nature contained in these consolidated financial statements is presented below:

	January - December
Cost of sales	2015 ThU.S.$	2014 ThU.S.$	2013 ThU.S.$
Timber	641,821	808,991	869,036
Forestry labor costs	636,100	655,257	631,749
Depreciation and amortization	371,851	323,306	271,708
Maintenance costs	305,701	278,280	209,977
Chemical costs	539,856	541,327	485,799
Sawmill Services	128,801	129,052	124,501
Other Raw Materials	226,342	184,836	203,667
Other Indirect costs	138,900	126,129	171,704
Energy and fuel	172,077	231,120	200,161
Cost of electricity	41,674	78,760	89,818
Wage and salaries	308,302	297,088	299,090
Total	3,511,425	3,654,146	3,557,210

	January - December
Distribution cost	2015 ThU.S.$	2014 ThU.S.$	2013 ThU.S.$
Selling costs	48,160	48,656	33,242
Commissions	15,801	16,201	15,781
Insurance	4,601	5,330	5,913
Provision for doubtful accounts	3,137	2,497	(372)
Other selling costs	24,621	24,628	11,920
Shipping and freight costs	480,310	508,181	490,345
Port services	26,216	28,906	27,185
Freights	387,081	402,386	405,136
Other shipping and freight costs	67,013	76,889	58,024
Total	528,470	556,837	523,587

	January - December
Administrative expenses	2015 ThU.S.$	2014 ThU.S.$	2013 ThU.S.$
Wage and salaries	227,407	215,662	212,346
Marketing, advertising, promotion and publications expenses	10,422	11,343	9,721
Insurance	28,216	32,367	39,044
Depreciation and amortization	24,587	25,686	24,070
Computer services	31,897	25,136	19,760
Lease rentals (offices, storage of supplies and data archiving and vehicles)	13,527	10,209	14,650
Donations, contributions, scholarships	11,172	10,407	15,638
Fees (legal and technical advisors)	49,556	51,301	45,587
Property taxes, patents and municipality rights	19,196	20,790	27,812
Other administration expenses (travel within and outside the country, cleaning services, security, basic services)	135,997	147,908	136,066
Total	551,977	550,809	544,694

		January-December
Expenses for	Note	2015 ThU.S.$	2014 ThU.S.$	2013 ThU.S.$
Depreciations	7	388,192	340,959	288,812
Employee benefits	10	537,629	525,220	573,538
Amortization	19	11,953	12,475	9,836

NOTE 4.	INVENTORIES

Components of Inventory	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Raw materials	85,999	98,242
Production supplies	97,755	107,067
Products in progress	62,475	66,635
Finished goods	503,059	469,561
Spare Parts	160,700	152,068
Total Inventories	909,988	893,573

Inventories recognized as cost of sales at December 31, 2015 were ThU.S.$3,411,774 (ThU.S.$3,569,213 at December 31, 2014).

In order to have the inventories recorded at net realizable value at December 31, 2015, a net decrease of inventories was recognized associated with a greater provision of obsolescence of ThU.S.$6,909 (greater provision of ThU.S.$2,967 at December 31, 2014). As of December 31, 2015, the amount of obsolescence provision is ThU.S.$18,577 (ThU.S.$11,668 at December 31, 2014).

At December 31, 2015 there were inventory write-offs of ThU.S.$4,215 (ThU.S.$548 at December 31, 2014)

The inventory obsolescence provision is calculated based on the sales conditions of products and age of inventory (inventory turnover).

As of the date of these consolidated financial statements, there are no inventories pledged as security to report.

Agricultural Products

Agricultural Products are mainly forestry products that are intended for sale in the normal course of our operations and are measured at fair value less costs to sell at the point of harvest at the end of each reporting period Agricultural products are classified as raw materials within the line item inventories.

NOTE 5.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, bank checking account balances, time deposits, repurchase agreements and mutual funds. These are short-term highly liquid investments that are readily convertible to known amounts of cash, and are subject to an insignificant risk of changes in value.

The investment objective of time deposits and repurchase agreements is to maximize the amounts of cash surpluses in the short-term. These instruments are permitted under Arauco’s Investment Policy which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in Chilean Pesos or in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted under Arauco’s Investment Policy.

As of the date of these consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

Components of Cash and Cash Equivalents	12-31-2015 ThU.S.$	12-31-2015 ThU.S.$
Cash on hand	201	391
Bank checking account balances	143,123	157,611
Time deposits	159,912	669,545
Mutual funds	196,789	128,985
Other cash and cash equivalents (*)	0	14,620
Total	500,025	971,152

(*)	Corresponds to financial instruments under resale agreements

The risk classification of the mutual funds in effect as of December 31, 2015 and 2014 is shown bellow.

	December 2015 ThU.S.$	December 2014 ThU.S.$
AAAfm	196,749	128,833
AAfm	40	152
Total Mutual Funds	196,789	128,985

NOTE 6.	INCOME TAXES

The tax rates applicable in the countries in which Arauco operates are 22.5% in Chile, 35% in Argentina, 34% in Brazil, 25% in Uruguay and 34% in the United States (federal tax).

On September 29, 2014, the Official Gazette published Law No. 20,780, which introduced various amendments to the current income tax system in Chile, as well as to other taxes. Derived from the changes in this law, the Company will be required to choose the application of the partially integrated system, which increase the tax rates to 21%, 22.5%, 24%, 25.5% y 27% for the fiscal years 2014, 2015, 2016 and 2017.

The effect on the results of operations for the year ended December 31, 2014 due to the change in tax rate was an expense of ThU.S.$ 292,717, which was generated mainly from the result of the expected reversal of temporary defferences associated with property, plant, equipment and biological assets.

Deferred Tax Assets

The following table sets forth the deferred tax assets as of the dates indicated:

Deferred Tax Assets	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Deferred tax Assets relating to Provisions	13,498	14,923
Deferred tax Assets relating to Accrued Liabilities	8,535	11,120
Deferred tax Assets relating to Post-Employment benefits	15,480	13,859
Deferred tax Assets relating to Property, Plant and equipment	7,730	11,199
Deferred tax Assets relating to Financial Instruments	21,805	14,129
Deferred tax Assets relating to Tax Loss Carryforwards	35,751	44,832
Deferred tax Assets relating to Inventories	4,240	3,157
Deferred tax Assets relating to Provisions for Income	3,997	5,827
Deferred tax Assets relating to Allowance for Doubful Accounts	4,572	3,855
Intangible revaluation differences	56	1,080
Deferred tax Assets relating to Other Deductible Temporary Differences	24,587	34,302
Total Deferred Tax Assets	140,251	158,283

Certain subsidiaries of Arauco, as of the date of these consolidated financial statements, present tax losses for which we estimate that, given the projection of future profits, will allow the recovery of these assets. The total amount of these tax losses is ThU.S.$112,383 (ThU.S.$132,292 at December 31, 2014), which are mainly originated by operational and financial losses.

In addition, as of the date of these consolidated financial statements there are ThU.S.$114,507 (ThU.S.$92,809 at December 31, 2014) of non-recoverable tax losses from Inversiones Arauco Internacional and entities classified as joint operation based on the participation of Arauco, for which deferred tax assets have not been recognized. The estimated recovery period exceeds the expiry date of such tax losses.

Deferred Tax Liabilities

The following table sets forth the deferred tax liabilities as of the dates indicated:

Deferred Tax Liabilities	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Deferred tax Liabilities relating to Property, plant and equipment	930,608	941,666
Deferred tax Liabilities relating to Financial Instruments	6,376	4,906
Deferred tax Liabilities relating to Biological Assets	693,103	681,505
Deferred tax Liabilities relating to Inventory	31,912	25,688
Deferred tax Liabilities due to Prepaid Expenses	40,907	40,888
Deferred tax Liabilities due to Intangible	26,419	32,990
Deferred tax Liabilities relating to Other Taxable Temporary Differences	26,203	29,506
Total Deferred Tax Liabilities	1,755,528	1,757,149

The effect of changes in current and deferred tax liabilities related to cash flow hedges corresponds to a credit of ThU.S.$1,889 for the year ended December 31, 2015 (compared to a credit of ThU.S.$10,764 for the December 31, 2014), which is presented in consolidated statements of other comprehensive income and accumulated in Reserves for cash flow hedges in the consolidated statement of changes in equity.

Reconciliation of deferred tax assets and liabilities

Deferred Tax Assets	Opening Balance 01-01-2015 ThU.S.$	Deferred tax Expenses (Income) ThU.S.$	Deferred tax of items charged to other comprehensive income ThU.S.$	Increase (decrease) from business combinations ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 12/31/2015 ThU.S.$
Deferred tax Assets relating to Provisions	14,923	(813)	—	—	(612)	13,498
Deferred tax Assets relating to accrued liabilities	11,120	(2,561)	—	—	(24)	8,535
Deferred tax Assets relating to Post-Employment benefits	13,859	971	692	—	(42)	15,480
Deferred tax Assets relating to Property, Plant and equipment	11,199	(3,469)	—	—	—	7,730
Deferred tax Assets relating to Financial Instruments	14,129	23	7,653	—	—	21,805
Deferred tax Assets relating to tax loss carryforwards	44,832	(959)	—	—	(8,122)	35,751
Deferred tax assets relating to provisions for income	3,157	1,487	—	—	(404)	4,240
Deferred tax assets relating to provisions for income	5,827	(1,825)	—	—	(5)	3,997
Deferred tax assets relating to provision for doubful accounts	3,855	797	—	—	(80)	4,572
Intangible revaluation differences	1,080	(1,024)	—	—	—	56
Deferred tax assets relating to other deductible temporary differences	34,302	(8,892)	—	—	(823)	24,587
Total deferred tax assets	158,283	(16,265)	8,345	—	(10,112)	140,251

Deferred Tax Liabilities	Opening Balance 01-01-2015 ThU.S.$	Deferred tax Expenses (Income) ThU.S.$	Deferred tax of items charged to other comprehensive income ThU.S.$	Increase (decrease) From business combination ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 12/31/2015 ThU.S.$
Deferred tax liabilities relating to property, Plant and equipment	941,666	5,221	—	—	(16,279)	930,608
Deferred tax liabilities relating to financial instruments	4,906	1,470	—	—	0	6,376
Deferred tax liabilities relating to biological assets	681,505	18,823	—	16,051	(23,276)	693,103
Deferred tax liabilities relating to inventory	25,688	6,224	—	—	—	31,912
Deferred tax liabilities relating to prepaid expenses	40,888	(184)	—	—	203	40,907
Deferred tax liabilities relating to intangible	32,990	2,666	—	—	(9,237)	26,419
Deferred tax liabilities relating to other taxable temporary differences	29,506	(7,961)	—	—	4,658	26,203
Total deferred tax liabilities	1,757,149	26,259	—	16,051	(43,931)	1,755,528

Deferred Tax Assets	Opening Balance 01-01-2014 ThU.S.$	Deferred tax Expenses (Income) ThU.S.$	Deferred tax of items charged to other comprehensive income ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 12-31-2014 ThU.S.$
Deferred tax Assets relating to Provisions	12,016	3,210	0	(303)	14,923
Deferred tax Assets relating to accrued liabilities	10,118	1,023	0	(21)	11,120
Deferred tax Assets relating to Post-Employment benefits	9,012	1,537	3,404	(94)	13,859
Deferred tax Assets relating to Property, Plant and equipment	8,842	2,404	0	(47)	11,199
Deferred tax Assets relating to Financial Instruments	343	824	12,962	—	14,129
Deferred tax Assets relating to tax loss carryforwards	56,333	(9,008)	0	(2,493)	44,832
Deferred tax assets relating to biological assets	73	(73)	0	—	0
Deferred tax assets relating to provisions for income	4,910	(1,624)	0	(129)	3,157
Deferred tax assets relating to inventories	3,678	2,149	0	—	5,827
Deferred tax assets relating to provision for doubful accounts	3,104	792	0	(41)	3,855
Intangible revaluation differences	—	1,080	0	—	1,080
Defferred tax assets relating to other deductible temporary differences	52,169	(17,637)	0	(230)	34,302
Total deferred tax assets	160,598	(15,323)	16,366	(3,358)	158,283

Deferred Tax Liabilities	Opening Balance 01-01-2014 ThU.S.$	Deferred tax Expenses (Income) ThU.S.$	Deferred tax of items charged to other comprehensive income ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 12-31-2014 ThU.S.$
Deferred tax liabilities relating to property, Plant and equipment	781,777	166,499	0	(6,610)	941, 666
Deferred tax liabilities relating to financial instruments	10,060	688	(5,842)	—	4,906
Deferred tax liabilities relating to biological assets	534,161	156,093	0	(8,749)	681,505
Deferred tax liabilities relating to inventory	15,422	10,266	0	—	25,688
Deferred tax liabilities relating to prepaid expenses	56,558	(15,670)	0	0	40,888
Deferred tax liabilities relating to intangible	34,188	(1,198)	0	0	32,990
Deferred tax liabilities relating to other taxable temporary differences	30,129	896	0	(1,519)	29,506
Total deferred tax liabilities	1,462,295	317,574	(5,842)	(16,878)	1,757,149

Temporary Differences

The following tables summarize the deductible and taxable temporary differences:

	12-31-2015		12-31-2014
Detail of classes of Deferred Tax Temporary Differences	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$
Deferred Tax Assets	104,500		113,451
Deferred Tax Assets - Tax loss carry forwards	35,751		44,832
Deferred Tax Liabilities		1,755,528		1,757,149
Total	140,251	1,755,528	158,283	1,757,149

	January - December
Detail of Temporary Difference Income and Loss Amounts	2015 ThU.S.$	2014 ThU.S.$	2013 ThU.S.$
Deferred Tax Assets	(15,306)	(6,758)	24,981
Deferred Tax Assets - Tax losses	(959)	(9,008)	(65,777)
Deferred Tax Liabilities	(26,259)	(317,131)	(32,313)
Total	(42,524)	(332,897)	(73,109)
Income Tax Expense

Income tax expense consists of the following:

	January - December
Income Tax composition	2015 ThU.S.$	2014 ThU.S.$	2013 ThU.S.$
Current income tax expense	(87,908)	(127,057)	(89,378)
Use of tax benefit arising from unrecognized tax loss carry-forwards	—	—	25,687
Prior period current income tax adjustments	4,033	2,555	1,826
Other current tax (expenses) benefit	(3,295)	8,747	4,617
Current Tax Expense, Net	(87,170)	(115,755)	(57,248)

Deferred tax expense relating to origination and reversal of temporary differences	(41,565)	(30,753)	(19,961)
Deferred tax expense relating to changes in tax rates	—	(292,717)	—
Tax benefit arising from unrecognized tax loss carry-forwards	(959)	(9,427)	(53,148)
Total deferred Tax Expense, Net	(42,524)	(332,897)	(73,109)
Income Tax Expense, Total	(129,694)	(448,652)	(130,357)

The following table presents the current income tax expense detailed by foreign and domestic (Chile) companies at December 31, 2015 and 2014:

	January - December
	2015 ThU.S.$	2014 ThU.S.$	2013 ThU.S.$
Foreign current income tax expense	(33,129)	(30,458)	(4,145)
Domestic current income tax expense	(54,041)	(85,297)	(53,103)
Total current income tax expense	(87,170)	(115,755)	(57,248)

Foreign deferred tax expense	(17,240)	(25,806)	(66,558)
Domestic deferred tax expense	(25,284)	(307,091)	(6,551)
Total deferred tax expense	(42,524)	(332,897)	(73,109)
Total tax expense	(129,694)	(448,652)	(130,357)

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.

The reconciliation of income tax expense is as follows:

	January - December
	2015	2014	2013
Reconciliation of Income tax from Statutory Rate to Effective Tax Rate	ThU.S.$	ThU.S.$	ThU.S.$
Statutory domestic (Chile) income tax rate	22.5%	21%	20%
Tax Expense at statutory tax rate	(111,916)	(124,493)	(109,787)
Tax effect of foreign tax rates	(16,099)	(23,170)	(24,688)
Tax effect of revenues exempt from taxation	41,268	9,832	(4,589)
Tax effect of not deductible expenses	(40,866)	(19,203)	(9,792)
Tax rate effect of tax loss carry forwards	14	(515)	(4,330)

Tax effect of Previously Unrecognized Tax Benefit in the Income Statement	(857)	(2,935)	15,769

Tax effect of a new evaluation of assets for deferred not recognized taxes	307	12	(3,182)

Tax rate effect from change in tax rate (opening balances)	(3,445)	(292,717)	0

Tax rate effect of adjustments for current tax of prior periods	4,033	2,555	1,826

Other tax rate effects	(2,128)	1,982	8,416
Total adjustments to tax expense at applicable tax rate	(17,778)	(324,159)	(20,570)
Tax expense at effective tax rate	(129,694)	(448,652)	(130,357)

NOTE 7.	PROPERTY, PLANT AND EQUIPMENT

	12-31-2015	12-31-2014
Property, Plant and Equipment, Net	ThU.S.$	ThU.S.$
Construction in progress	251,519	265,440
Land	951,638	949,531
Buildings	2,182,643	2,172,177
Plant and equipment	3,346,675	3,565,502
Information technology equipment	26,210	28,521
Fixtures and fittings	11,860	11,654
Motor vehicles	16,721	17,346
Other property, plant and equipment	109,130	109,412
Total Net	6,896,396	7,119,583

Property, Plant and Equipment, Gross
Construction in progress	251,519	265,440
Land	951,638	949,531
Buildings	3,698,351	3,593,306
Plant and equipment	5,927,789	5,944,394
Information technology equipment	73,573	71,838
Fixtures and fittings	35,283	37,382
Motor vehicles	45,503	46,293
Other property, plant and equipment	131,894	128,012
Total Gross	11,115,550	11,036,196

Accumulated depreciation and impairment
Buildings	(1,515,708)	(1,421,129)
Plant and equipment	(2,581,114)	(2,378,892)
Information technology equipment	(47,363)	(43,317)
Fixtures and fittings	(23,423)	(25,728)
Motor vehicles	(28,782)	(28,947)
Other property, plant and equipment	(22,764)	(18,600)
Total	(4,219,154)	(3,916,613)

Description of Property, Plant and Equipment Pledged as Security for Liabilities

As of December 31, 2015, there are no significant assets pledged as collateral for these consolidated financial statements.

Commitments for project disbursements or for the acquisition of property, plant and equipment.

	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Amount committed for the acquisition of property, plant and equipment	109,713	139,927

	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Disbursements for property, plant and equipment under construction	215,035	371,286

Reconciliation of Property, Plant and Equipment

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment as of December 31, 2015 and 2014:

Movement of Property, Plant and Equipment	Construction in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2015	265,440	949,531	2,172,177	3,565,502	28,521	11,654	17,346	109,412	7,119,583
Changes
Additions	215,035	50,504	17,360	139,749	2,178	2,234	1,829	9,774	438,663
Acquisitions through business combinations	—	—	1,474	7	—	15	—	—	1,496
Disposals	(20)	(591)	(456)	(583)	(78)	(5)	(432)	(10)	(2,175)
Retirements	(4,596)	(44)	(1,389)	(1,942)	(5)	(7)	(101)	(481)	(8,565)
Depreciation	—	—	(117,337)	(320,135)	(5,302)	(2,980)	(4,110)	(5,915)	(455,779)
Impairment loss recognized in profit or loss	—	—	—	(4,065)	—	—	0	—	(4,065)
(Decrease) Increase through net exchange differences	(4,432)	(52,284)	(30,258)	(103,972)	(290)	(519)	(300)	(6,025)	(198,080)
Reclassification of assets held for sale	—	2,759	2,676	(117)	—	—	—	—	5,318
Increase (decrease) through transfers from construction in progress	(219,908)	1,763	138,396	72,231	1,186	1,468	2,489	2,375	—
Total changes	(13,921)	2,107	10,466	(218,827)	(2,311)	206	(625)	(282)	(223,187)
Closing balance 12-31-2015	251,519	951,638	2,182,643	3,346,675	26,210	11,860	16,721	109,130	6,896,396

Movement of Property, Plant and Equipment	Construction in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2014	1,542,739	975,617	1,694,924	2,774,551	25,575	7,627	13,597	102,837	7,137,467
Changes
Additions	371,286	1,215	17,438	54,011	2,605	1,195	4,608	18,828	471,186
Disposals	(2,969)	(5,596)	(513)	(1,715)	(59)	(515)	(458)	(776)	(12,601)
Retirements	(6,278)	(41)	(17,369)	(23,026)	(12)	(6)	(247)	(5,670)	(52,649)
Depreciation	—	—	(102,068)	(222,232)	(4,944)	(2,084)	(4,241)	(4,018)	(339,587)
Impairment loss recognized in profit or loss	—	—	—	—	—	—	(636)	—	(636)
Increase (decrease) through net exchange differences	310	(21,664)	(30,620)	(26,928)	(269)	(175)	(123)	(2,198)	(81,667)
Reclassification of assets held for sale	(1,930)	—	—	—	—	—	—	—	(1,930)
Increase (decrease) through transfers from construction in progress	(1,637,718)	—	610,385	1,010,841	5,625	5,612	4,846	409	—
Total changes	(1,277,299)	(26,086)	477,253	790,951	2,946	4,027	3,749	6,575	(17,884)
Closing balance 12-31-2014	265,440	949,531	2,172,177	3,565,502	28,521	11,654	17,346	109,412	7,119,583

The depreciation expense for the period ending December 31, 2015 and 2014 is as follows:

	January-December
	2015	2014	2013
Depreciation for the year	ThU.S.$	ThU.S.$	ThU.S.$
Cost of sales	365,401	316,607	267,793
Administrative expenses	19,084	19,910	18,149
Other expenses	3,707	4,441	2,870
Total	388,192	340,958	288,812

The useful lives of property, plant and equipment are estimated based on the expected use of the assets. The average useful lives by asset class are as follow:

Useful Life (Average)
Buildings	58
Plant and equipment	30
Information technology equipment	8
Fixtures and fittings	28
Motor vehicles	7
Other property, plant and equipment	14

See Note 12 for details of capitalized borrowing costs.

NOTE 8. LEASES

Arauco acting as lessee

	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Property, Plant and Equipment under finance leases	132,836	94,996
Plant and equipment	132,836	94,996

Reconciliation of Financial Lease Minimum Payments:

12-31-2015
Present Value
Periods	ThU.S.$
Less than one year	36,862
Between one and five years	90,697
More than five years	—
Total	127,559

12-31-2014
Periods	Present Value ThU.S.$
Less than one year	31,706
Between one and five years	65,289
More than five years	—
Total	96,995

Lease obligations are presented in the consolidated statement of financial position in line items “Other current financial liabilities” and “Other non-current financial liabilities” depending on their respective maturities as stated above.

Arauco acting as lessor

Reconciliation of Financial Lease Minimum Payments:

	12-31-2015
	Gross	Interest	Present Value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	10	1	9
Between one and five years	6	0	6
More than five years	—	—	—
Total	16	1	15

	12-31-2014
	Gross	Interest	Present Value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	141	5	136
Between one and five years	20	3	17
More than five years	—	—	—
Total	161	8	153

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

NOTE 9.	REVENUE

	January - December
Classes of revenue	2015 ThU.S.$	2014 ThU.S.$	2013 ThU.S.$
Revenue from sales of goods	5,018,138	5,174,936	4,981,423
Revenue from rendering of services	128,602	167,707	164,077
Total	5,146,740	5,342,643	5,145,500

NOTE 10.	EMPLOYEE BENEFITS

Classes of Benefits and Expenses by Employee

	2015 ThU.S.$	2014 ThU.S.$	2013 ThU.S.$
Employee expenses	537,629	525,220	573,538
Wages and salaries	519,066	514,826	563,836
Severance indemnities	18,563	10,394	9,702

	2015	2014
Discount rate	4.91%	4.61%
Inflation	2.95%	2.97%
Annual rate of wage growth	5.22%	5.79%
Mortality rate (1)	RV-2009	RV-2009

(1)	For the purposes of determining the technical reserves, Chilean annuity providers are required by law to utilize the mortality tables specified by the SVS. The most recent table is the RV-2009, which is based on Chilean pensioner experience from 2002-2007 (SP & SVS, 2010). The mortality tables distinguish between males and females.

sensitivities to assumptions	Th.U.S.$
Discount rate
Increase in 100 bps	(3,943)
Decrease in 100 bps	4,608
Wage growth rates
Increase in 100 bps	4,546
Decrease in 100 bps	(3,967)

The following tables set forth the balances and the reconciliation of the present value of severance indemnities obligations as of December 31, 2015 and 2014:

	12-31-2015	12-31-2014
	ThU.S.$	ThU.S.$
Current	4,497	3,590
Non-current	51,936	48,582
Total	56,433	52,172

Reconciliation of the present value of severance indemnities obligations	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Opening balance	52,172	45,984
Current service cost	13,032	1,938
Interest cost	2,257	2,977
(Gains) losses from changes in actuarial assumptions	(5,723)	8,640
Actuarial gains and losses arising from experience	6,980	4,189
Benefits paid	(3,482)	(5,388)
Decrease for foreign currency exchange rates changes	(8,803)	(6,168)
Closing balance	56,433	52,172

NOTE 11.	BALANCES IN FOREIGN CURRENCY AND FOREIGN CURRENCY EXCHANGE RATE IMPACT IN PROFIT OR LOSS

	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Total Current Assets	2,651,920	3,140,715

Cash and Cash Equivalents	500,025	971,152
U.S Dollar	388,818	877,418
Euro	2,501	8,114
Brazilian Real	21,676	43,604
Argentine Pesos	40,573	15,794
Other currencies	2,979	2,983
Chilean Pesos	43,478	23,239

Other current financial assets	32,195	7,633
U.S Dollar	29,367	7,632
Argentine Pesos	2,828	—
Chilean Pesos	—	1

Other current non-financial assets	133,956	177,728
U.S Dollar	55,365	103,689
Euros	82	45
Brazilian Real	16,505	11,489
Argentine Pesos	3,705	13,711
Other currencies	4,801	6,335
Chilean Pesos	53,280	42,459
U.F.	218	—

Trade and other current receivables	733,322	731,908
U.S Dollar	507,032	464,219
Euro	27,595	72,353
Brazilian Real	37,975	47,043
Argentine Pesos	23,016	31,354
Other currencies	14,091	19,733
Chilean Pesos	123,056	96,241
U.F.	557	965

Accounts receivable from related companies	3,124	4,705
U.S Dollar	21	—
Brazilian Real	995	1,998
Chilean Pesos	2,108	2,707

Current Inventories	909,988	893,573
U.S Dollar	871,629	829,830
Brazilian Real	38,359	48,046
Chilean Pesos	—	15,697

Current biological assets	272,037	307,551
U.S Dollar	272,037	307,551

Current tax assets	64,079	38,477
U.S Dollar	5,464	2,358
Euros	—	81
Brazilian Real	5,243	2,691
Argentine Pesos	2,000	1,464
Other currencies	850	3,653
Chilean Pesos	50,522	28,230

Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	3,194	7,988
U.S Dollar	3,194	7,988

	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Total Non Current Assets	11,154,987	11,607,182

Other non-current financial assets	595	5,024
U.S Dollar	212	4,439
Argentine Pesos	383	585

Other non-current non-financial assets	125,516	101,094
U.S Dollar	114,164	92,437
Brazilian Real	2,987	5,705
Argentine Pesos	7,138	563
Other currencies	706	885
Chilean Pesos	521	1,504

Trade and other non-current receivables	15,270	31,001
U.S Dollar	9,976	26,773
Other currencies	729	—
Chilean Pesos	3,145	3,591
U.F.	1,420	637

Related party receivables, non current	—	151,519
Brazilian Reales	—	151,519

Investments accounted for using equity method	264,812	326,045
U.S Dollar	122,483	119,405
Brazilian Real	142,329	206,640

Intangible assets other than goodwill	88,112	93,258
U.S Dollar	87,154	91,408
Brazilian Real	876	1,771
Chilean Pesos	82	79

Goodwill	69,475	82,573
U.S Dollar	42,445	42,838
Brazilian Real	27,030	39,735

Property, plant and equipment	6,896,396	7,119,583
U.S Dollar	6,448,616	6,527,093
Brazilian Real	442,959	586,398
Chilean Pesos	4,821	6,092

Non-current biological assets	3,554,560	3,538,802
U.S Dollar	3,297,710	3,188,043
Brazilian Real	256,850	350,759

Deferred tax assets	140,251	158,283
U.S Dollar	122,374	129,119
Brazilian Real	17,538	28,345
Other currencies	—	67
Chilean Pesos	339	752

	12-31-2015			12-31-2014
	Up to 90 days	From 91 days to 1 year	Total	Up to 90 days	From 91 days to 1 year	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total Liabilities, current	910,436	123,815	1,034,251	1,002,859	544,227	1,547,086

Other current financial liabilities	189,693	106,345	296,038	203,170	539,173	742,343
U.S Dollar	153,361	71,330	224,691	173,579	484,254	657,833
Brazilian Real	25,092	2,266	27,358	17,145	27,507	44,652
Argentine Pesos	—	356	356	—	544	544
Chilean Pesos	902	2,622	3,524	288	809	1,097
U.F.	10,338	29,771	40,109	12,158	26,059	38,217

Bank Loans	126,795	72,948	199,743	139,916	133,554	273,470
U.S Dollar	101,703	70,326	172,029	122,771	105,503	228,274
Brazilian Real	25,092	2,266	27,358	17,145	27,507	44,652
Argentine Pesos	—	356	356	—	544	544

Financial Leases	9,301	27,561	36,862	7,851	23,855	31,706
U.S Dollar	—	—	—	—	6	6
Chilean Pesos	902	2,622	3,524	288	809	1,097
U.F.	8,399	24,939	33,338	7,563	23,040	30,603

Other Loans	53,597	5,836	59,433	55,403	381,764	437,167
U.S Dollar	51,658	1,004	52,662	50,808	378,745	429,553
U.F.	1,939	4,832	6,771	4,595	3,019	7,614

Trade and other current payables	583,018	—	583,018	627,972	2,434	630,406
U.S Dollar	174,469	—	174,469	180,164	—	180,164
Euros	8,808	—	8,808	44,887	—	44,887
Brazilian Real	25,616	—	25,616	22,662	2,434	25,096
Argentine Pesos	27,068	—	27,068	34,879	—	34,879
Other currencies	17,619	—	17,619	2,187	—	2,187
Chilean Pesos	324,361	—	324,361	340,858	—	340,858
U.F.	5,077	—	5,077	2,335	—	2,335

Accounts payable to related companies	7,141	—	7,141	6,036	—	6,036
U.S Dollar	962	—	962	1,612	—	1,612
Chilean Pesos	6,179	—	6,179	4,424	—	4,424

Other current provisions	858	—	858	2,535	—	2,535
U.S Dollar	858	—	858	2,535	—	2,535
Current tax liabilities	10,030	946	10,976	25,860	—	25,860
U.S Dollar	6,380	—	6,380	782	—	782
Euros	1,093	—	1,093	—	—	—
Brazilian Real	530	—	530	1,921	—	1,921
Argentine Pesos	24	—	24	6,063	—	6,063
Other currencies	1,716	—	1,716	—	—	—
Chilean Pesos	287	946	1,233	17,094	—	17,094

Current provisions for employee benefits	1,751	2,746	4,497	1,211	2,379	3,590
Chilean Pesos	1,751	2,746	4,497	1,211	2,379	3,590

Other current non-financial liabilities	117,945	13,778	131,723	136,075	241	136,316
U.S Dollar	79,673	13,633	93,306	100,904	—	100,904
Euros	44	—	44	—	—	—
Brazilian Real	22,251	—	22,251	19,041	—	19,041
Argentine Pesos	4,428	139	4,567	6,143	184	6,327
Other currencies	3,704	—	3,704	4,307	—	4,307
Chilean Pesos	7,823	6	7,829	5,575	57	5,632
U.F.	22	—	22	105	—	105

	12-31-2015			12-31-2014
	From 13 months to 5 years	More than 5 years	Total	From 13 months to 5 years	More than 5 years	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Total non-current liabilities	3,868,722	2,257,489	6,126,211	3,412,073	2,974,002	6,386,075

Other non-current financial liabilities	2,141,600	2,095,365	4,236,965	1,943,952	2,509,867	4,453,819
U.S Dollar	1,748,723	1,525,269	3,273,992	1,767,326	1,603,825	3,371,151
Brazilian Real	13,953	1,929	15,882	34,612	18,434	53,046
Argentine Pesos	48	—	48	614	—	614
Chilean Pesos	10,455	—	10,455	2,352	—	2,352
U.F.	368,421	568,167	936,588	139,048	887,608	1,026,656

Bank Loans	648,017	149,782	797,799	797,628	248,117	1,045,745
U.S Dollar	634,016	147,853	781,869	762,402	229,683	992,085
Brazilian Real	13,953	1,929	15,882	34,612	18,434	53,046
Argentine Pesos	48	—	48	614	—	614

Financial Leases	90,697	—	90,697	65,289	—	65,289
Chilean Pesos	10,455	—	10,455	2,352	—	2,352
U.F.	80,242	—	80,242	62,937	—	62,937

Other Loans	1,402,886	1,945,583	3,348,469	1,081,035	2,261,750	3,342,785
U.S Dollar	1,114,707	1,377,416	2,492,123	1,004,924	1,374,142	2,379,066
U.F.	288,179	568,167	856,346	76,111	887,608	963,719

Other non-current provisions	34,541	—	34,541	64,529	—	64,529
U.S Dollar	4	—	4	4	—	4
Brazilian Real	4,410	—	4,410	31,374	—	31,374
Argentine Pesos	30,127	—	30,127	30,301	—	30,301
Chileans $	—	—	—	2,850	—	2,850

Deferred tax liabilities	1,593,404	162,124	1,755,528	1,299,714	457,435	1,757,149
U.S Dollar	1,508,250	162,124	1,670,374	1,159,805	457,435	1,617,240
Euros	—	—	—	4,044	—	4,044
Brazilian Real	84,976	—	84,976	135,600	—	135,600
Chilean Pesos	178	—	178	265	—	265

Non-current provisions for employee benefits	51,936	—	51,936	41,882	6,700	48,582
Other currencies	149	—	149	172	—	172
Chilean Pesos	51,787	—	51,787	41,710	6,700	48,410

Other non-current non-financial liabilities	47,241	—	47,241	61,996	—	61,996
U.S Dollar	392	—	392	1,043	—	1,043
Brazilian Real	46,043	—	46,043	59,497	—	59,497
Argentine Pesos	608	—	608	1,206	—	1,206
Chilean Pesos	195	—	195	246	—	246
U.F.	3	—	3	4	—	4

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. Dollar as follows:

Subsidiary	Country	Functional Currency
Arauco do Brasil S.A.	Brazil	Brazilian Real
Arauco Forest Brasil S.A.	Brazil	Brazilian Real
Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real
Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real
Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos
Consorcio Protección Fitosanitaria Forestal S.A. (Ex-Controladora de Plagas Forestales S.A.)	Chile	Chilean Pesos
Flakeboard Company Limited	Canada	Canadian Dollar

The table below shows a detail per company of the effect in the period of the Reserve for Exchange Differences on translation:

	January - December
	2015	2014
	ThU.S.$	ThU.S.$
Arauco Do Brasil S.A.	(155,390)	(66,222)
Arauco Forest Brasil S.A.	(140,992)	(57,515)
Arauco Florestal Arapoti S.A.	(43,189)	(17,640)
Arauco Distribución S.A.	(4,180)	(3,793)
Arauco Argentina S.A.	(13,308)	(5,765)
Flakeboard Company Limited	(16,915)	(8,049)
Others	(301)	(406)

Total reserve of exchange differences on translation	(374,275)	(159,390)

Effect of foreign exchange rates changes

	January - December
	2015 ThU.S.$	2014 ThU.S.$	2013 ThU.S.$
Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	(40,827)	(7,763)	(10,284)
Reserve of exchange differences on translation (with Non-controlling interests)	(385,109)	(163,844)	(174,985)

NOTE 12.	BORROWING COSTS

Arauco estimates the average rate of borrowings to finance its current investment projects. At the end of the previous period, the balance corresponded principally to the accumulated amount that was capitalized until the end of construction of pulp production plant in Uruguay. The average rate loans to finance these investment projects were calculated to record the capitalization.

	January - December
	2015	2014
	ThU.S.$	ThU.S.$
Property, plant and equipment capitalized cost

Property, plant and equipment capitalized interest cost rate	4.87%	4.7%

Amount of the capitalized interest cost, property, plant and equipment	1,893	19,586

NOTE 13.	RELATED PARTIES

Related Party Disclosures

Related parties are those entities defined in IAS 24 and under the rules of the Chilean SVS and the Chilean Corporations Law.

The receivable and payable amounts among related parties at the end of each period correspond to commercial and financing transactions denominated in Chilean Pesos, U.S. dollars and Brazilian Real, where collection or payment deadlines are shown in the following tables and in general do not bear interest, except for financing transactions.

As of the date of these consolidated financial statements, the main transactions with related parties are related to fuel purchases with Compañía de Petróleos de Chile S.A., sodium chlorate purchases at EKA Chile S.A., chips sales to Forestal del Sur S.A.

As of the date of these consolidated financial statements, there are neither provisions for doubtful accounts nor any guarantees granted or received related to the balances with related parties.

Name of Group’s Main Shareholders

The ultimate shareholders of Arauco are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through Inversiones Angelini y Cia. Ltda.

Name of the Intermediate Controlling Entity that Produces Consolidated Financial Statements for Public Use

Empresas Copec S.A.

Compensation to Key Management Personnel

Compensation to key management personnel, including directors, managers and deputy managers, consist of a fixed monthly salary and an annual bonus subject to the results of the Company and the fulfillment of goals of the business as well as individual performance.

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Related party transactions were made on terms of those prevailing under market conditions, with mutual independence of the parties.

The table below sets forth information about the Relationship between the Parent Company and its Subsidiaries

ID N°	Company Name	Country	Functional	% Ownership interest 12-31-2015			% Ownership interest 12-31-2014
			Currency	Direct	Indirect	Total	Direct	Indirect	Total
—	Agenciamiento y Servicios Profesionales S.A.	Mexico	U.S. Dollar	0.0020	99.9970	99.9990	0.0020	99.9970	99.9990
—	Arauco Argentina S.A.(Ex-Alto Paraná S.A.)	Argentina	U.S. Dollar	9.9753	90.0048	99.9801	9.9753	90.0048	99.9801
—	Arauco Australia Pty Ltd.	Australia	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
96547510-9	Arauco Bioenergía S.A.	Chile	U.S. Dollar	98.0000	1.9999	99.9999	98.0000	1.9999	99.9999
—	Arauco Colombia S.A.	Colombia	U.S. Dollar	1.4778	98.5204	99.9982	1.5000	98.4983	99.9983
96765270-9	Arauco Distribución S.A.	Chile	Chilean Pesos	—	—	—	—	99.9996	99.9996
—	Arauco do Brasil S.A.	Brazil	Brazilian Real	1.2485	98.7505	99.9990	1.3418	98.6572	99.9990
—	Arauco Europe Cooperatief U.A. (Ex-Arauco Holanda Cooperatief U.A.)	Holland	U.S. Dollar	0.4843	99.5147	99.9990	0.5389	99.4601	99.9990
—	Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real	—	79.9992	79.9992	—	79.9992	79.9992
—	Arauco Forest Brasil S.A.	Brazil	Brazilian Real	10.1297	89.8694	99.9991	11.1520	88.8470	99.9990
—	Arauco Forest Products B.V.	Holland	U.S. Dollar	—	—	—	—	99.9990	99.9990
—	Arauco Middle East DMCC	Dubai	U.S. Dollar	—	99.9990	99.9990	—	—	—
—	Arauco Panels USA, LLC	USA	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Arauco Perú S.A.	Peru	U.S. Dollar	0.0013	99.9977	99.9990	0.0013	99.9977	99.9990
—	Arauco Wood Products, Inc.	USA	U.S. Dollar	0.0004	99.9986	99.9990	0.0004	99.9986	99.9990
—	Araucomex S.A. de C.V.	Mexico	U.S. Dollar	0.0005	99.9985	99.9990	0.0005	99.9985	99.9990
96565750-9	Aserraderos Arauco S.A.	Chile	U.S. Dollar	—	—	—	99.0000	0.9995	99.9995
96657900-5	Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos	—	57.5404	57.5404	—	57.7503	57.7503
—	Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real	—	99.9789	99.9789	—	99.9789	99.9789
—	Flakeboard America Limited	USA	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Flakeboard Company Ltd.	Canada	Canadian Dollar	—	99.9990	99.9990	—	99.9990	99.9990
85805200-9	Forestal Arauco S.A.	Chile	U.S. Dollar	99.9484	—	99.9484	99.9484	—	99.9484
93838000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	—	98.4478	98.4478	—	98.1796	98.1796
—	Forestal Concepción S.A.	Panama	U.S. Dollar	0.0050	99.9940	99.9990	0.0050	99.9940	99.9990
78049140-K	Forestal Los Lagos S.A.	Chile	U.S. Dollar	—	79.9587	79.9587	—	79.9587	79.9587
—	Forestal Nuestra Señora del Carmen S.A.	Argentina	U.S. Dollar	—	99.9805	99.9805	—	99.9805	99.9805
—	Forestal Talavera S.A.	Argentina	U.S. Dollar	—	99.9942	99.9942	—	99.9942	99.9942
—	Greenagro S.A.	Argentina	U.S. Dollar	—	97.9805	97.9805	—	97.9805	97.9805
96563550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98.0186	1.9804	99.9990	98.0186	1.9804	99.9990
79990550-7	Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos	1.0000	98.9489	99.9489	1.0000	98.9489	99.9489
—	Leasing Forestal S.A.	Argentina	U.S. Dollar	—	99.9801	99.9801	—	99.9801	99.9801
—	Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real	—	99.9934	99.9934	—	99.9934	99.9934
—	Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian Real	—	99.9990	99.9990	—	—	—
96510970-6	Paneles Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9995	99.9995	99.0000	0.9995	99.9995
—	Savitar S.A.	Argentina	U.S. Dollar	—	99.9841	99.9841	—	99.9841	99.9841
76375371-9	Servicios Aéreos Forestales Ltda.	Chile	U.S. Dollar	0.0100	99.9890	99.9990	0.0100	99.9890	99.9990
96637330-K	Servicios Logísticos Arauco S.A.	Chile	U.S. Dollar	45.0000	54.9997	99.9997	45.0000	54.9997	99.9997

The companies in the table below are classified as joint operations in accordance with IFRS 11. The assets, liabilities, income and expenses are recorded in relation to the Company’s ownership percentage in accordance with accounting standards applicable in each case.

ID N°	Company Name	Country	Functional Currency
—	Eufores S.A.	Uruguay	U.S. Dollar
—	Celulosa y Energía Punta Pereira S.A.	Uruguay	U.S. Dollar
—	Zona Franca Punta Pereira S.A.	Uruguay	U.S. Dollar
—	Forestal Cono Sur S.A.	Uruguay	U.S. Dollar
—	Stora Enso Uruguay S.A.	Uruguay	U.S. Dollar
—	El Esparragal Asociación Agraria de R.L.	Uruguay	U.S. Dollar
—	Ongar S.A.	Uruguay	U.S. Dollar
—	Terminal Logística e Industrial M’Bopicua S.A.	Uruguay	U.S. Dollar

There are no significant restrictions on the ability of subsidiaries to transfer funds to Arauco, in the form of cash dividends or repayment of loans and/or advances.

Employee Benefits for Key Management Personnel

	January - December
	2015	2014	2013
	ThU.S.$	ThU.S.$	ThU.S.$
Salaries and bonuses	65,760	63,159	63,633
Per diem compensation to members of the Board of Directors	1,097	1,397	1,607
Termination benefits	2,250	4,073	3,491
Total	69,107	68,629	68,731

Related Party Receivables, Current

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Forestal Mininco S.A	91.440.000-7	Common director	Chile	Chilean pesos	30 days	44	19
Eka Chile S.A	99.500.140-3	Joint Venture	Chile	Chilean pesos	30 days	1,646	2,083
Forestal del Sur S.A	79.825.060-4	Common director	Chile	Chilean pesos		—	584
Stora Enso Arapoti Industria del Papel S.A	—	Associate	Brazil	Brazilian Real	30 days	472	588
Unilin Arauco Pisos Ltda.	—	Joint Venture	Brazil	Brazilian Real	30 days	523	1,389
Abastible S.A.	91.806.000-6	Common director	Chile	Chilean pesos	30 days	142	—
Novo Oeste Gestao de Ativo Florestais S.A.	—	Subsidiary (1)	Brazil	Brazilian Real		—	21
Fundación Educacional Arauco	71.625.000-8	Common director	Chile	Chilean pesos	30 days	276	—
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean pesos		—	1
Corpesca S.A	96.893.820-7	Common director	Chile	Chilean pesos		—	20
Fundación Acerca Redes	65.097.218-K	Common director	Chile	U.S. Dollar	30 days	21	—
TOTAL						3,124	4,705

(1)	Since October 2015, the company is a subsidiary of Arauco, therefore, the transactions presented in this note are those made with this company until that month (see Note 14).

Related Party Receivables, Non-Current

Name of Related Party	Tax ID No.	Nature of Relationship		Country	Currency	Maturity	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Novo Oeste Gestao de Ativo Florestais S.A.(*)	—	Subsidiary	(1)	Brazil	Brazilian Real		—	151,519
TOTAL							—	151,519

(*)	Accrued an annual CDI interest (interbank rate) +2.3%. The debt was capitalized and the company has been a subsidiary since October of year 2015.

(1)	Since October 2015, the company is a subsidiary of Arauco, therefore, the transactions presented in this note are those made with this company until that month (see Note 14).

Related Party Payables, Current

Name of Related party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Compañía de Petróleos de Chile S.A.	99.520.000-7	Controlling Parent’s Subsidiary	Chile	Chilean pesos	30 days	6,057	4,073
Abastible S.A.	91.806.000-6	Controlling Parent’s Subsidiary	Chile	Chilean pesos		—	302
Fundación Educacional Arauco	71.625.000-8	Common director	Chile	Chilean pesos		—	29
Sigma S.A.	86.370.800-1	Common director	Chile	Chilean pesos		—	8
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean pesos	30 days	98	—
Puerto Lirquén S.A.	96.959.030-1	Associate	Chile	U.S. Dollar	30 days	851	987
Compañía Puerto de Coronel S.A.	79.895.330-3	Associate	Chile	U.S. Dollar	30 days	111	122
Colbún Transmisión S.A.	76.218.856-2	Common director	Chile	Chilean pesos		—	8
Empresa de Residuos Resiter Ltda	89.696.400-3	Common director	Chile	Chilean pesos		—	4
Resiter Uruguay S.A	—	Common director	Uruguay	U.S. Dollar		—	503
Empresas Copec S.A.	90.690.000-9	Common director	Chile	Chilean pesos	30 days	24	—
TOTAL						7,141	6,036

Related Party Transactions

Purchases

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Abastible S.A.	91.806.000-6	Controlling Parent’s Subsidiary	Chile	Chilean pesos	Fuel	2,503	3,676	5,928
Empresas Copec S.A	90.690.000-9	Controlling Parent	Chile	Chilean pesos	Management service	233	277	306
Compañía de Petróleos de Chile S.A.	99.520.000-7	Controlling Parent’s Subsidiary	Chile	Chilean pesos	Fuel and other	61,245	96,497	101,547
Compañía Puerto de Coronel S.A.	79.895.330-3	Associate	Chile	U.S. Dollar	Transport and stowage	10,917	9,458	7,966
Puerto Lirquén S.A.	96.959.030-1	Associate	Chile	U.S. Dollar	Port services	7,694	9,937	10,012
EKA Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	Sodium chlorate	39,362	48,696	56,134
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	Wood and ships	2,018	—	294
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean pesos	Legal services	1,312	1,761	1,684
Puertos y Logística S.A.	82.777.100-7	Associate	Chile	Chilean pesos	Port services	—	—	339
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common director	Chile	Chilean pesos	Telephone services	552	474	387
CMPC Maderas S.A.	95.304.000-K	Common director	Chile	Chilean pesos	Wood and logs	267	489	349
Forestal Mininco S.A.	91.440.000-7	Common director	Chile	Chilean pesos	Wood and logs	204	204	258
Empresa de Residuos Resiter Ltda	89.696.400-3	Common director	Chile	Chilean pesos	Industrial Cleaning Services	(285)	4,157	—
Empresas de Residuos Industriales Resiter Ltda	76.329.072-7	Common director	Chile	Chilean pesos	Industrial Cleaning Services	5,027	1,432	—
Resiter Uruguay S.A	—	Common director	Uruguay	U.S. Dollar	Service to collect solid waste	774	1,167	—
Colbún Transmisión S.A.	76.218.856-2	Common director	Chile	Chilean pesos	Electrical Power	447	330	—
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean pesos	Other purchases	2,217	1,023	1,633

Sales

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean pesos	Electrical Power	1,083	3,284	39,379
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Electrical Power	17,543	27,361	24,990
Stora Enso Arapoti Industria de Papel S.A.	—	Associate	Brasil	Brazilian Real	Wood	5,617	8,349	8,503
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	Wood and chips	18,506	19,311	20,796
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	Harvesting services	822	—	—
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean pesos	Wood	130	246	239
Cartulinas CMPC S.A.	96.731.890-6	Common director	Chile	Chilean pesos	Cellulose	—	679	—
Empresa Eléctrica Guacolda S.A.	96.635.700-2	Associate	Chile	Chilean pesos	Electrical Power	—	1,264	3,783
Forestal Mininco S.A.	91.440.000-7	Common director	Chile	Chilean pesos	Wood	311	—	11,425
Unilin Arauco Pisos Ltda.	—	Joint venture	Brasil	Brazilian Real	Wood	2,666	11,887	11,425

Other Transactions

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$	12-31-2014 ThU.S.$
Novo Oeste Gestao de Ativo Florestais S.A.		Subsidiary (1)	Brazil	Brazilian Real	Loans (Capital and interest)	41,091	151,519	—

(1)	Since October 2015, the company is a subsidiary of Arauco, therefore, the transactions presented in this note are those made with this company until that month (see Note 14).

NOTE 14.	CONSOLIDATED FINANCIAL STATEMENTS

Company mergers

On December 1, 2015 there was a merger among the affiliates Paneles Arauco S.A. (successor), Aserraderos Arauco S.A. and Arauco Distribución S.A. This transaction had no effect on results and was performed with a view to generate greater synergies, share best practices and achieve better results for our clients. There will be a progressive integration of the activities of sawmills, remanufacturing, plywood, panels and distribution under the same view, with products oriented to the furniture, construction, fitting and packaging industries.

Investments in Subsidiaries

In October 2015, the company acquired the remaining 51% of the interest ownership in Novo Oeste Gestao de Ativos Florestais S.A., in which it held, on December 31, 2015, a stake of 100% through Arauco’s subsidiaries in Brazil. Tables below show the acquired assets and liabilities at fair value, considerationpaid and effects generated through the transaction.

Novo Oeste Gestao de Ativos Florestais	10-27-2015 Th.U.S.$
Cash and cash equivalents	427
Inventories	3,747
Accounts receivable from related companies, Current	39,917
Other Assets, Current	154
Current Assets, Total	44,245
Accounts receivable from related companies, Non-current	12,439
Other Assets, Non Current	—
Property, plant and equipment	1,496
Biological assets, Non-current	87,580
Non Current Assets, Total	101,515
Assets, Total	145,760
Trade and other current payables, Current	238
Current tax liabilities	3,449
Accounts payable to related companies, current	10
Current Liabilities, Total	3,697
Accounts payable to related companies, Non-current	137,193
Deferred tax liabilities	16,051
Non Current Libilities, Total	153,244
Liabilities, Total	156,941

The interest previously held by Novo Oeste Gestao de Ativos Florestais S.A. was measured at fair value, recognizing a gain in the other income line of ThU.S.$15,268. The price paid for the 51% interest was ThU.S.$995, generating a goodwill of ThU.S.$6,697, for which Arauco decided to recognize in the results because of the Company’s accumulated losses. The impairment loss is presentes neto from the abovementioned gain.

On August 13, 2015, the company Arauco Middle East DMCC was incorporated with a single contribution from Inversiones Arauco Internacional Limitada of 3,673,000 Dirham (ThU.S.$1,000). The corporate purpose of this company is the promotion of products and the management of Arauco’s customer relations in the Middle East.

On January 26, 2015 Arauco, through its subsidiaries in North America, acquired a melamine-based paper treatment plant located in Biscoe, North Carolina. The price paid was ThU.S.$9,522. The attached table displays the acquired assets at fair value and the price paid under the transaction:

Th.U.S$
Inventories	372
Lands	597
Buildings	1,723
Plant and equipment	6,830
Value Paid, Total	9,522

On March 27, 2014, the company Servicios Aereos Forestales Ltda was established with contributions from Inversiones Arauco Internacional Ltda ThU.S.$25,997 and Celulosa Arauco y Constitución S.A. ThU.S.$2.6. The Company’s main objective is the provision of air transportation services for passengers and cargo, forest patrol, photography, advertising, magnetic survey, using its own as well as third-party equipment and perform maintenance service on aircrafts.

The details of the subsidiaries included in the consolidation of Arauco are disclosed in Note 13.

NOTE 15.	INVESTMENTS IN ASSOCIATES

At December 31, 2015 and 2014 there are no new investments in associates to report.

The following tables set forth information about Investments in associates.

Name	Puertos y Logística S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Docking and warehousing operations for proprietary and third party use, cargo of all classes of goods, as well, as warehousing and transport operations.
Ownership interest (%)	20.2767%

	12-31-2015	12-31-2014
Carrying amount	ThU.S.$58,922	ThU.S.$60,081

Name	Inversiones Puerto Coronel S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Investments in movables and real estate, acquisition of companies, securities and investment instruments, investment management and development and/or participation in all kind of businesses and companies related to industrial, shipping, forestry and commercial activities.
Ownership interest (%)	50.0000%

	12-31-2015	12-31-2014
Carrying amount	ThU.S.$43,200	ThU.S.$40,088

Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20.0000%

	12-31-2015	12-31-2014
Carrying amount	ThU.S.$ 179	ThU.S.$(2,850) (*)

(*)	As of December 31, 2014 the Company recognized a loss generated by a recognized impairment of its subsidiary Olidata Chile S.A.

Name	Stora Enso Arapoti Industria de Papel S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Industrialization and commercialization of paper and cellulose, raw materials and by-products
Ownership interest (%)	20.0000%

	12-31-2015	12-31-2014
Carrying amount	ThU.S.$17,397	ThU.S.$26,029

Name	Genómica Forestal S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.
Ownership interest (%)	25.0000%

	12-31-2015	12-31-2014
Carrying amount	ThU.S.$16	ThU.S.$48

Name	Consorcio Tecnológico Bioenercel S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing of technologies which will promote the development of a biofuels industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.
Ownership interest (%)	20.0000%

	12-31-2015	12-31-2014
Carrying amount	ThU.S.$67	ThU.S.$214

Name	Novo Oeste Gestao de Ativos Florestais S.A.
Country	Brazil
Functional Currency	Real
Corporate purpose	Management of forestry activities and commercialization of wood and other products.
Ownership interest (%)	Subsidiary	48.9912%

	12-31-2015	12-31-2014
Carrying amount	ThU.S.$ -	ThU.S.$(25,290)

Name	Vale do Corisco S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Management of forestry activities.
Ownership interest (%)	49.0000%

	12-31-2015	12-31-2014
Carrying amount	ThU.S.$120,649	ThU.S.$174,782

Summarized Financial Information of Associates

12-31-2015	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Assets Novo Oeste Gestao de Ativos Florestais S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	90,896	29	4,174	59,594	0	14,736	1	44	169,474
Non-current	472,638	86,453	664	33,284	0	322,598	345	146	916,128
Total	563,534	86,482	4,838	92,878	0	337,334	346	190	1,085,602

	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Liabilities Novo Oeste Gestao de Ativos Florestais S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	41,784	82	3,136	13,648	0	9,098	7	7	67,762
Non-current	231,160	0	808	7,094	0	80,563	5	118	319,748
Equity	290,590	86,400	894	72,136	0	247,673	334	65	698,092
Total	563,534	86,482	4,838	92,878	0	337,334	346	190	1,085,602
Revenues	88,689	4,629	16,007	9,574	0	36,270	983	121	156,273
Expenses	(89,719)	0	(5,163)	(3,579)	0	(19,674)	(105)	(1,229)	(119,469)
Profit or loss	(1,030)	4,629	10,844	5,995	0	16,596	878	(1,108)	36,804

12-31-2014	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Assets Novo Oeste Gestao de Ativos Florestais S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	70,923	17	6,582	46,579	6,356	24,067	1,533	193	156,250
Non-current	363,444	80,243	272	84,451	119,137	460,554	2,097	253	1,110,451
Total	434,367	80,260	6,854	131,030	125,493	484,621	3,630	446	1,266,701

	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Liabilities Novo Oeste Gestao de Ativos Florestais S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	19,447	83	20,355	16,791	25,587	17,773	1,937	13	101,986
Non-current	118,616	0	751	5,923	151,519	108,206	621	243	385,879
Equity	296,304	80,177	-14,252	108,316	(51,613)	358,642	1,072	190	778,836
Total	434,367	80,260	6,854	131,030	125,493	484,621	3,630	446	1,266,701
Revenues	83,318	3,331	4,047	125,746	171	47,800	135	65	264,613
Expenses	(79,973)	0	(16,854)	(122,967)	(27,032)	(7,237)	(571)	(97)	(254,731)
Profit or loss	3,345	3,331	(12,807)	2,779	(26,861)	40,563	(436)	(32)	9,882

Reconciliation of Investment in Associates and Joint Ventures

	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Opening balance as of January 1	326,045	349,412
Changes
Investments in associates, Additions	1,808	0
Disposals, Investments in associates	0	(3,400)
Share of profit (loss) in investment in associates	5,573	6,958
Share of profit (loss) in investment in joint ventures	1,175	523
Dividends Received	(18,396)	(11,696)
Decrease in foreign exchange currency	(55,207)	(27,717)
Other increases	3,814	11,965
Total changes	(61,233)	(23,367)
Ending balance	264,812	326,045

	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Carrying amount of associates accounted for using equity method	241,140	301,242
Carrying amount of joint ventures accounted for using equity method	23,672	24,803
Total investment accounted for using equity method	264,812	326,045

NOTE 16.	INTERESTS IN JOINT ARRANGEMENTS

Investments and contributions made

As of December 31, 2015, Arauco, through its subsidiary Arauco Holanda Cooperatief U.A, has made capital contributions for a total of ThU.S.$82,943 (ThU.S.$398,545 as of December 31, 2014) to two Uruguayan joint operation entities in order to maintain its 50% of ownership in Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A.

The aforementioned contributions were invested in the construction of a state-of-the-art cellulose production plant, with a guaranteed annual capacity of 1.3 million tons, a port and an energy generation unit based on renewable resources, which is located in the town of Puerto Pereira, Province of Colonia, Uruguay.

The investments in Uruguay qualify as a joint operation. In relation to “other rights and contractual conditions”, the joint operation has the primary objective of providing the parties an output. As established in the “Pulp Supply Agreement”, both Arauco and its partner have the obligation to acquire 100% of the yearly pulp produced by the joint operation. Arauco has recognized the assets, liabilities, income and expenses associated with its interest ownership, as of January 1, 2013, pursuant to IFRS 11.

Furthermore, Arauco holds a 50% ownership interest in Unilin Arauco Pisos Laminados Ltda., a Brazilian company, and in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to cellulose plants in Chile. There is a contractual agreement with Eka whereby Arauco has engaged in an economic activity subject to common control, which is classified as a joint venture.

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint operations:

	12-31-2015		12-31-2014
Celulosa y Energía Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	173,499	167,067	82,708	248,825
Non-current	2,192,148	885,723	2,219,108	1,008,556
Equity		1,312,857		1,044,435
Total Joint Arrangement	2,365,647	2,365,647	2,301,816	2,301,816

Investment	656,429		522,218

	12-31-2015 ThU.S.$		12-31-2014 ThU.S.$
Income	720,499		260,934
Expenses	(612,101)		(314,251)
Joint Arrangement Net Income (Loss)	108,398		(53,317)

	12-31-2015		12-31-2014
Forestal Cono Sur S.A. (consolidated) (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	23,267	21,495	26,034	21,790
Non-current	176,876	4,654	171,630	700
Equity		173,994		175,174
Total Joint Arrangement	200,143	200,143	197,664	197,664

Investment	86,997		87,587

	12-31-2015 ThU.S.$		12-31-2014 ThU.S.$
Income	10,821		9,200
Expenses	(12,000)		(4,844)
Joint Arrangement Net Income (Loss)	(1,179)		4,356

	12-31-2015		12-31-2014
Eufores S.A. (consolidated) (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	158,735	187,311	132,001	193,615
Non-current	611,500	39,994	641,668	32,368
Equity		542,930		547,686
Total Joint Arrangement	770,235	770,235	773,669	773,669

Investment	271,465		273,843

	12-31-2015 ThU.S.$		12-31-2014 ThU.S.$
Income	292,534		202,814
Expenses	(297,291)		(222,853)
Joint Arrangement Net Income (Loss)	(4,757)		(20,039)

	12-31-2015		12-31-2014
Zona Franca Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	11,582	71,202	4,971	28,093
Non-current	494,585	88,182	474,871	85,057
Equity		346,783		366,692
Total Joint Arrangement	506,167	506,167	479,842	479,842

Investment	173,392		183,346

	12-31-2015 ThU.S.$		12-31-2014 ThU.S.$
Income	19,079		20,885
Expenses	(41,988)		(22,762)
Joint Arrangement Net Income (Loss)	(22,909)		(1,877)

The following tables set forth summarized financial information of the more significant interests in joint ventures:

	12-31-2015		12-31-2014
Unilin Arauco Pisos Ltda.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	5,943	2,304	9,933	6,917
Non-current	3,544	37	4,942	63
Equity		7,146		7,894
Total Joint venturet	9,487	9,487	14,875	14,875

Investment	3,573		5,829

	12-31-2015 ThU.S.$		12-31-2014 ThU.S.$
Income	112		6,385
Expenses	(2,462)		(6,378)
Joint venture Net Income (Loss)	(2,350)		7

	12-31-2015		12-31-2014
Eka Chile S.A.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	23,457	8,365	18,378	3,951
Non-current	30,203	5,097	28,792	5,272
Equity		40,198		37,947
Total Joint Venture	53,660	53,660	47,170	47,170

Investment	20,099		18,974

	12-31-2015 ThU.S.$		12-31-2014 ThU.S.$
Income	39,646		49,570
Expenses	(36,355)		(48,530)
Joint Venture Net Income (Loss)	3,291		1,040

NOTE 17.	IMPAIRMENT OF ASSETS

In 2015, a provision for the deterioration of the Arapoti Sawmill in an amount of ThU.S.$2,428, was registered reducing the recoverable value for these assets to zero

Disclosure of Impairment Losses of Assets

Provisions for impairment of property, plant and equipment due to technical obsolescence have been recorded as of December 31, 2015 and 2014 respectively, as shown below:

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversal of Losses	Machinery and Equipment
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversal of losses	Technical Obsolescence and Claim

	12-31-2015	12-31-2014
Information relevant to the sum of all impairment	ThU.S.$4,658	ThU.S.$4,938

This impairment provision is being analyzed to determine the definitive write-off corresponding to the related assets. In addition, the Company recognized an impairment derived from the purchase of the 51% ownership in Novo Oeste Gestao de Ativos Florestais S.A. See Note 14 – acquisition of subsidiaries.

Goodwill

Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination.

At the date of these consolidated financial statements, the balance of goodwill is ThU.S.$69,475 (ThU.S.$82,573, at December 31, 2014)

Of the total of goodwill, ThU.S.$39,631 (ThU.S.$40,023 as of December 31, 2014) are generated by the acquisition of “Flakeboard”, a company that, directly and/or through its subsidiaries, possesses and operates 7 panel plants, for which Arauco acquired and paid, on September 24, 2012, the price of ThU.S.$242,502 for the 100% interest ownerhip.

The recoverable amount for Flakeboard’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 5-year term, applying a discount real rate of 7.8% which reflects current market assessments for the Panels segment in North America.

The investment in the panel plant in Pien, Brazil generated a goodwill of ThU.S.$27,030 (ThU.S.$39,735 as of December 31, 2014).

The recoverable amount for the Pien plant’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections based on the operational plan approved by the Administration, covering a 5-year term, applying a 9% discount real rate that reflects current evaluations for the panel segment in Brazil.

As a result of the annual impairment test, the carrying value of the goodwilldoes not exceed their recoverable value, and therefore there is no need to recognize impairment losses.

Between December 31 2015 and 2014, the variation of the balance in goodwill is only due to the translation adjustments as explained in the accounting policies.

NOTE 18.	PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

The contingent liabilities for outstanding litigations are as follows:

Celulosa Arauco y Constitución S.A.

1. On August 25, 2005, the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) issued tax resolutions No. 184 and No. 185 of 2005, objecting to certain income tax returns made by Arauco on April 16, 2001 and October 31, 2001, and furthermore, requested reimbursement from the Company for the tax returnes made in respect of certain claimed tax losses as well as the modification of the tax balance of retained earnings. On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and filed a claim disputing the abovementioned tax resolutions No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, which resolution only partially sustained the Company’s request. In response, the Company filed an additional complaint with regard to the portion of the RAF that was not granted by the administrative review. On February 19, 2010, the Court acknowledged receipt of the Company’s request. Subsequently, the tax authority issued a report and the Company commented on such report.

On September 26, 2014, Arauco requested the submission of this claim to the competent jurisdiction of the new Tax and Customs Courts. On October 10, 2014, Arauco’s request was granted. Currently the action is being considered by these new Courts under the Docket No. RUC 14-9-0002087-3. On March 20, 2015, the SII responded to the allegations submitted by Arauco against Liquidations No. 184 and 185 of 2005. As the date of these financial statements, this case is pending.

2. In conecction with Licancel Plant, on June 22, 2011, the Company was notified of a civil claim for compensation of prejudice for an alleged tort liability, filed by twelve fishermen of the Mataquito River before the Court of First Instance, Guarantee and Family of Licantén under Docket number 73-2011. The case arose out of dead fish allegedly found in the Mataquito River on June 5, 2007 caused by the Licancel Plant. The plaintiffs are seeking compensation for alleged damages resulting from the abovementioned event. In particular, they are claiming effective damages, loss of profits and non-monetary damages resulting from alleged contractual liability.

On October 21, 2015 the Court issued a definitive first instance decision partially admitting the claim, sentencing Celulosa Arauco y Constitución S.A. to pay each claimant – as non-monetary damages – the sum of $5,000,000 plus adjustments, as per the variation of the CPI, calculated as from May 2007 until the month of the actual payment. On November 16, 2015 the defendant challenged the definitive decision through the submission of a cassation appeal based on formal aspects and an ordinary appeal. Pending. (Court of Appeals Docket No. 60-2016).

3. Through Res. Ex. N° 1 issued by the Superintendence of the Environment (“SMA”) on January 8, 2016, notified on January 14, 2016, the SMA formulated 11 charges against the Company, due to alleged breaches of certain Environmental Qualification Resolutions for the Valdivia Plant and of DS No. 90/2000. The 11 charges were classified as follows by the SMA: 1 critical, 5 severe, 5 minor.

On February 12, 2016, the Company submitted its defenses. The SMA shall now analyze and rule on the defenses, and it may request new information or open a term for providing evidence. Once these proceedings have been discharged, the SMA will issue a resolution that either absolves or sanctions the company. The resolutions issued by the SMA may be appealed before the Environmental Court.

4. Through Res. Ex. N° 1 of the SMA, dated February 17, 2016 notified on February 23, 2016, the SMA formulated 8 charges against the company due to alleged breaches of certain Environmental Qualification Resolutions for the Nueva Aldea Plant. The 8 charges were qualified by the SMA as follows: 7 severe and 1 minor.

On March 15, 2016, the company submitted, within the legal timeframe, a compliance program containing 30 actions and objectives associated with each of the 8 accused infractions. If the compliance program is approved by the SMA and satisfactorily executed, it would be possible to finalize the proceeding without the application of sanctions.

As of this date, the Company is within the time period granted to raise defenses, or alternatively, to propose a compliance program that, if approved and satisfactorily executed, would allow the termination of the proceedings without the imposition of sanctions. Should defenses be raised, the SMA will issue a resolution that either absolves or sanctions the Company. The SMA’s rulings may be challenged before the Environmental Court.

Arauco Argentina S.A. (Ex -Alto Paraná S.A.)

1. (i) On October 8, 2007, the Federal Administration of Internal Revenue (Administración Federal de Ingresos Públicos) (AFIP) initiated an ex oficio proceeding against our Argentine affiliate Arauco Argentina S.A. challenging its deduction from its income tax liability of certain expenses, interest payments and exchange rate differences generated by Private Negotiable Obligations which were issued by such company in 2001 and paid in 2007.

On November 20, 2007, Arauco Argentina S.A. submitted a counterclaim completely rejecting all of AFIP’s allegations and asserting legal arguments that justify its actions in the determination of its income tax.

On December 14, 2007, AFIP notified Arauco Argentina S.A. that its counterclaim had been dismissed, thus issuing an ex oficio ruling and ordering the payment, within 15 working days, of the calculated income tax difference for the 2002, 2003 and 2004 fiscal years of Argentine Pesos $417,908,207 (ThU.S.$ 32,048 at December 31, 2015), compensatory interest, and fines for omission. On February 11, 2008, Arauco Argentina S.A. appealed the aforementioned ruling before the National Tax Court (“Tribunal Fiscal de la Nación”) (TFN).

On February 8, 2010, Arauco Argentina S.A. was notified of TFN’s ruling, which confirmed the ruling issued by AFIP, with court expenses, based on arguments different from those that justified AFIP’s ex oficio decision. This decision by the TFN extinguished the administrative process. As a result, the company’s only remaining option was to pursue a remedy before the Contentious Administrative Matters Federal Appeals Court (“Cámara de Apelaciones en lo Contencioso Administrativo Federal”) (CACAF) and, subsequently, the National Supreme Court of Justice (“Corte Suprema de Justicia de la Nación”).

On February 15, 2010, Arauco Argentina S.A. appealed before the CACAF, making all necessary submissions with the purpose of attaining a revocation of the contested decision. Arauco Argentina S.A. paid litigation fees (tasa de justicia) in the amount of Argentine Pesos 5,886,053 (ThU.S.$451 at December 31, 2015).

On March 18, 2010, the CACAF issued a court decree in which it ordered the AFIP to refrain from requesting the blocking of preventive interim relief measures, administratively demanding payment, issuing debt invoices, or initiating judicial collection actions, including seizure of property and other enforcement measures, against Arauco Argentina S.A. until CACAF reaches a decision on APSA’s request for an injunction.

On May 13, 2010, the CACAF decided to grant the injunction requested by Arauco Argentina S.A., ordering to suspend the enforcement of the AFIP resolution until the final decision on this matter. This injunction was granted by the CACAF subject to the granting of a corresponding bond. On May 19, 2010, Arauco Argentina S.A. filed with the Appeal Court a surety policy issued by Zurich Argentina Cía. de Seguros S.A. On May 20, 2010, the CACAF asked Arauco Argentina S.A. to specify the areas covered by the surety insurance. On May 28, 2010 Arauco Argentina S.A. complied with this request and attached Endorsement No. 1 of the surety policy in favor of the CACAF – Trial Chamber I – in the amount of Argentine Pesos 633,616,741 (equivalent to ThU.S.$48,590 as of December 31, 2015), which includes initial capital, plus adjustments and interests to the date of the bond. On June 2, 2010 the CACAF accepted this surety filed by Arauco Argentina S.A. and sent notice to AFIP of the injunction granted. On June 4, 2010 the AFIP was notified of the ruling dated May 13, 2010, which is final since June 22, 2010.

On February 1, 2013, Arauco Argentina S.A. received notice of the decision dated December 28, 2012, whereby the First Chamber of Appeals rejected the appeal lodged by the company, confirming the ex officio determination of the AFIP, and imposed the judicial fees for both instances as per their generation, since there was contradictory case law. The company appealed this decision before the National Supreme Court of Justice via the various legal procedural remedies available. On February 4, 2013, the company filed an ordinary appeal against the Chamber’s decision and on February 19, 2013, it also filed an extraordinary appeal against the same judgment, both before the National Supreme Court of Justice. On May 6, 2013, Arauco Argentina S.A. was notified of the decision of the Court of Appeals that, as of April 23, 2013, granted the ordinary appeal to the National Supreme Court of Justice and was present, to her chance the Extraordinary Appeal field. On May 27, 2013, the file was forwarded to the Supreme Court of Justice of the Country. On June 3, 2013, Arauco Argentina S.A. was notified of the procedural ruling issued by the High Court on May 29, 2013, declaring that the Ordinary Appeal had been duly received. On June 17, 2013, Arauco Argentina S.A. submitted a duly founded presentation in connection with the Appeal, which the Court subsequently ordered to be transferred to AFIP, a circumstance of which the company was notified on June 28, 2013.

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

(ii) Within the course of these case’s proceedings, and particularly regarding payment of the litigation fees (tasa de justicia) before the TFN, on July 18, 2008, the Examining Officer ordered Arauco Argentina S.A. to pay Argentine Pesos 10,447,705 (ThU.S.$801 at December 31, 2015) as payment of Tasa de Actuación (Litigation Fee) before the TFN. On August 14, 2008, Arauco Argentina S.A filed a petition with the court requesting that this order be reconsidered, or alternatively, rejected on the grounds that the requested amount was unreasonable. Arauco Argentina S.A provided evidence that it had paid Argentine Pesos 1,634,914 (ThU.S.$125 at December 31, 2015), considering that this was the actual amount due, pursuant to Law, for the Tasa de Actuación (Litigation Fee). On April 13, 2010, the First Chamber of the CACAF denied Arauco Argentina S.A.’s appeal. On April 26, 2010, Arauco Argentina S.A. filed an ordinary appeal against the latter decree before the National Supreme Court of Justice, which was granted on February, 3, 2011. On June 23, 2011, the brief with the ordinary appeal was filed before the Supreme Court. On July, 14, 2011, AFIP answered the petition of this brief. On May 8, 2012, the Supreme Court ruled that the ordinary remedy was wrongly admitted, since the appealed sentence was not a final ruling.

The case file was returned to First Chamber of the National Appeals Court of Contentious Administrative Matters. On June 15, 2012, Arauco Argentina S.A. requested that the case be suspended until the substantial issues of the case were resolved, a request which was rejected by the CACAF on June 25, 2012. On July 2, 2012, Arauco Argentina S.A. filed a motion to reconsider, requesting that such ruling be rendered ineffective and the extraordinary proceeding be suspended until the substantial issues of the case were ruled on, also expressing that it still maintained its interest in the extraordinary remedy that was submitted. On August 21, 2012, Arauco Argentina S.A. filed a presentation which expressed its interest to maintain the extraordinary appeal. On February 19, 2013, Arauco Argentina S.A. requested the Extraordinary Remedy to be dealt with, and that copy of the judgment passed in the main suit be attached thereto. On the same date Arauco Argentina S.A. lodged a Federal Extraordinary remedy on grounds that the judgment relating to the procedural tax discussed in this ancillary suit ought to be analyzed in consistency with that of the main suit. On April 8, 2013, the Chamber conferred upon AFIP a period to respond to Arauco Argentina S.A.’s Extraordinary Remedy. On November 26, 2013, Arauco Argentina S.A. was served with a ruling dated October 8, 2013 whereby the 1st Chamber of the Appeals Department decided to deny Arauco Argentina S.A.’s May 6, 2010 Extraordinary Remedy, imposing upon Arauco Argentina S.A. the obligation to bear the court costs and fees. On November 18, 2014, the 1st Chamber of the Appeals Department decided to dismiss Arauco Argentina S.A.’s second extraordinary remedy.

2. By way of Resolutions Nos. 952/2000 and 83/03, and within the context of the provisions of Law No. 25,080, the former Secretary for Agriculture, Ranching, Fishing and Foods approved the projects submitted by Arauco Argentina S.A. to build an MDF plant (boards) and a sawmill, along with the forestation of several hectares for supplying said industries.

In March of 2005, by way of Note No. 145/05, issued by the Undersecretary for Agriculture, Ranching and Forestation, the exemption to pay exportation duties granted to Arauco Argentina S.A. was suspended, as were the exemptions granted to all other companies benefited by this system under Law No. 25,080, a suspension which was implemented as a preventive measure, invoking the need to review the proceedings conducted in the respective case files. After the exhaustion of the administrative procedures, the measure is being argued by the company before the courts. In said context, on November 8, 2006, the V Chamber of the National Appeals Court for Adversarial Administrative and Federal Matters issued a ruling ordering that Arauco Argentina S.A. to continue to enjoy an exemption from paying the exportation duties, provided that it guarantee said duties by taking out warranty insurance. The judicial measure became effective beginning on March of 2007 by collateralization through the granting of bond (caución) policies for each shipment permits exempted from payment of export duty. Notwithstanding this ruling, the issuance of the ruling on the substantial issues of the matter is still pending. The company maintains an assignment of funds equivalent to ThU.S.$ 23,541 in connection to the aforementioned export duties, which is shown under not current provisions.

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

In turn, during April of year 2005, the Secretary for Agriculture, Ranching, Fishing and Foods issued Resolution No. 260/2005, requiring that holders of any firms that had received the fiscal benefits granted under Law No. 25,080 should establish guarantees to cover the total amount of any such benefits, considering for such purposes all benefits that had been enjoyed until the date of their establishment. Arauco Argentina S.A. then proceeded to establish the required guarantees, which - as of the date of these financial statements - amount to Argentine Pesos 172,602,362 (equivalent to ThU.S.$13,296 at December 31, 2015).

Arauco Argentina S.A. believes that it has complied with all of the obligations imposed upon it by the system set forth under Law No. 25,080.

3. On December 6, 2013, Arauco Argentina S.A. was served upon Resolution 803 issued by the Central Bank of the Republic of Argentina (BCRA) on November 22, 2013. By means of such resolution, the BCRA initiated Investigation No. 5581, whereby it is sought to determine the absence of currency inflow and liquidation, and the delayed inflow of currency arising from export operations.

On March 6, 2014, the BCRA notified Arauco Argentina S.A. that it had received the APSA’s response and was beginning the trial period. On June 18, 2014 the BCRA notified the company of the closure of the trial period. On June 26, 2014 APSA presented its answer. On October 6, 2014, the company was served with the ruling dated September 30, 2014, issued by the National Criminal and Economic Court No. 8, Secretary No. 16, through which it was notified that the court would analyze the case under Case File No. 1330/2014.

As of the date of issuance of these financial statements, in the opinion of the company´s legal advisors, the likelihood of obtaining a favorable outcome (that is to say, no fines being imposed) is high, given the solid defense arguments raised by Arauco Argentina S.A. and the precedents relating to infractions of a similar nature.

Arauco do Brasil S.A.

On November 8, 2012, the Brazilian tax authorities issued an Infringement Notice against one of our Brazilian subsidiaries, Arauco do Brasil S.A., for allegedly unpaid taxed owed by said company during the period from 2006 to 2010. Specifically, the tax authorities (i) objected to the deductibility of certain payments made, and expenses incurred (including the amortization of premiums, interest and litigation costs) by Arauco do Brasil between 2005 and 2010, and, (ii) argued that Arauco do Brasil made certain insufficient payments regarding the Brazilian Corporate Tax (“IRPJ”) and the Corporate Contribution over Net Profits (“CSLL”) during 2010.

On July 20, 2015, Arauco do Brasil was notified of the first-level administrative ruling which partially upheld the Infringement. Against this ruling, a Voluntary Appeal was filed seeking to revoke the Infringement Notice before the Brazilian Administrative Tax Council (Conselho Administrativo de Recursos Fiscais de Brasil or “CARF”), which is the second administrative level. As of the date of this report, the trial pertaining to this objection is still pending. The company believes that its challenge against the Infringement Notice is based on sound legal grounds and that a reasonable possibility exists that this matter will be resolved in favor of the company. However, if a favorable ruling is not obtained, it is possible that an obligation is generated in the aforementioned sums, plus interest and fines, up to the date on which the respective payment is made.

Forestal Arauco S.A. (ex Forestal Celco S.A.)

1. On October 26, 2012, Forestal Valdivia S.A., now Forestal Arauco S.A., was notified of a restitution suit filed by Mr. Nelson Vera Moraga, Attorney representing the estate of Mrs. Julia Figueroa Oliveiro, which occurred over 60 years ago. That application was lodged with the Civil Court of Loncoche, Docket Number 79-2012, and the lawsuit demanded the recovery and restitution of two estates, with their products and improvements, arguing that the aforementioned estate is the sole and exclusive owner of two real estate properties whose total surface amounts to 1,210 hectares and are allegedly occupied by Forestal Valdivia S.A. On March 13, 2014, the Court issued a first instance ruling rejecting the claim.

On March 31, 2014, the plaintiff appealed the first instance ruling through the submittal of a cassation appeal with regards to procedural aspects to the Court of Appeals of Temuco. On August 10, 2015, the Court of Appeals of Temuco issued a decision confirming the first instance decision with litigation costs. On August 28, 2015, the plaintiff filed a cassation appeal based on substantial and procedural grounds against the judgment of the Court of Appeals. On September 4, 2015, the Court of Appeals set outcome guaranty deposit (fianza de resultas) of 50,000,000 Chilean pesos. On September 10, 2015, the defendant requested that the guaranty deposit be set aside, or alternatively reduced to the amount of 300,000 Chilean Pesos. On September 16, 2015, the Court of Appeals decided to keep the guarantydeposit in the amount of 50 million Chilean pesos. On October 21, 2015, the cassation appeal was processed by the Supreme Court. On October 23, 2015, the petitioner formally became a party to the cassation proceedings. On November 3, 2015, the respondent formally became a party to the cassation proceedings. On November 6, 2015, Forestal Arauco S.A. filed a motion for the declaration of inadmissibility of the cassation appeal. On December 30, 2015, the Supreme Court summoned the parties to a hearing to be held on a date yet to be defined. Currently, the case is included in the appeal table awaiting its hearing. Pending. (Case Docket Supreme Court 595-2014).

2. On October 8, 2013, Bosques Arauco S.A., now Forestal Arauco S.A. was notified of a civil claim filed by Mr. Manuel Antonio Fren Casanova, requesting the court to declare the properties known as Cuyinco and Cuyinco Alto as two different properties and, therefore, to order the cancellation of the ownership registration in the name of Bosques Arauco S.A. found on N° 290 of page 266 of the Registry of Property kept by the Real Estate Registrar of Cuyinco Alto, on the grounds that, Bosques Arauco S.A. erroneously understood that its property, Cuyinco Alto of 4,600 hectares, would also encompass the land known as Cuyinco, which allegedly belongs to the claimant.

The claim was filed before the Civil Court of Lebu (Case File No. C-269-2013). On October 27, 2015, the Court passed a first instance definitive judgment, dismissing the claim in its entirety. On November 16, 2015, the plaintiff challenged the first instance judgment by means of a cassation appeal based on substantial and procedural grounds. Currently the case file is pending at the Court of Appeals, which shall proceed to entertain and decide upon such remedy. (Case Docket Court of Appeals No. 1956-2015). The Court of Appeals ruled that it would send the case to the first instance of judgment, so that the inferior court may rule on the witness disqualification that was not addressed in the decision, thereby completing the judgment.

3. Maquinarias y Equipos Klenner Limitada filed a civil damages claim before the First Civil Court of Valdivia, Case File number C-375-2015, against Forestal Arauco S.A. The claim seeks compensation for alleged damages brought as a result of the termination of a service provision contract that took place on February 9, 2010

On February 6, 2015, the claim was served on Mr. Cristián Durán Silva, on behalf of Forestal Arauco S.A. On February 12, 2015, the company appeared submitting a motion to void the service of process, since Mr. Cristian Durán Silva was not the legal representative of Forestal Arauco S.A., and because the requirements of article 44 of the Code of Civil Procedure had not been fulfilled in this service of process.

The Court granted the plaintiff the legal term to submit its arguments in this regard, issuing a resolution dated February 17 of 2015. Moreover, the company required that proceedings be suspended while this matter was pending decision. The Court gave the floor to the plaintiff with regard to this request. In view of the foregoing, on February 24, 2015, the company raised dilatory defenses, In view of the above, on February 24, 2015, the company filed dilatory defenses, which were dismissed by the Court on August 20, 2015. The decision whereby the defenses were dismissed was appealed by the defendant, and such appeal was ultimately dismissed by the Court of Appeals of Valdivia. On September 2,

2015, Forestal Arauco S.A. answered the claim. Subsequently, the plaintiff filed a reply, and the defendant filed the rejoinder. On October 1, 2015, a settlement hearing took place without any results. Currently, the case is awaiting a ruling in connection with the motion to reconsider and the appeal filed in lieu of said motion, both with respect to the ruling opening the term for providing evidence issued by the Court.

4. On April 28, 2015, the company was notified of and answered the action for recovery submitted in ordinary proceedings by Mr. Rodrigo Huanquimilla Arcos and Mr. Mario Andrades Rojas, attorneys at law, on behalf of 24 members of the Arcos succession, who claiming to be owners of the estate that they identify as Hacienda Quivolgo, of 5,202 hectares, request that Forestal Celco S.A., currently Forestal Arauco S.A., be sentenced to return the abovementioned real property plus civil and natural fruits or revenues as well as any estates adhered to it, along with any damages that the real property may have suffered, with litigation costs. The company proceeded to answer the claim requesting that it be completely rejected, arguing that Forestal Celco S.A., currently Forestal Arauco S.A., is the sole and legitimate owner of the real property. The Court issued the ruling that opened the term for producing evidence and ordered a joinder of this case with case file No. C-54-2015, suspending the proceedings and ordering the plaintiffs to appoint a single and common attorney for the representation of both parties, notifying the parties through substituted service of process. The trial will continue once the common attorney has been appointed. Case file C-334-2014 of the Civil Court of Constitución.

5. On April 6, 2015, the company was notified through a rogatory letter regarding the claim submitted by Mr. Gustavo Andrés Ochagavía Urrutia, attorney at law, acting on behalf of 23 members of the Arcos succession, who claim to be the owners of the estate that they identify as Hacienda Quivolgo, of 5,202 hectares, requesting that Forestal Celco S.A., currently Forestal Arauco S.A., be ordered to return the abovementioned real property plus civil and natural fruits or revenues as well as any estates adhered to it, along with any damages that the real property may have suffered, with litigation costs. They base their claim in that Forestal Celco S.A., currently Forestal Arauco S.A., is allegedly in possession but does not own the real property in question. On April 28, 2014, the company proceeded to answer the claim requesting that it be completely rejected, arguing that Forestal Celco S.A., currently Forestal Arauco S.A., is the sole and legitimate owner of the real property.

On January 6, 2016, the plaintiff was notified the ruling which commences the trial period. On January 8, 2016, the defendant requested a consolidation of the proceedings with Case file 334-2014, as well as the suspension of the proceeding until this request is decided upon. On January 12, 2016, the Court served the plaintiff in respect of the consolidation request, suspending the proceeding in the meantime. The court ordered a joinder of this case with case file No. C-334-2014. Case file C-54-2015 of the Civil Court of Constitución.

No provisions have been recognized from the aforementioned contingencies. At the end of each reporting period there are no other contingencies that might significantly affect the Company’s financial, position or results of operations.

Provisions recorded as of December 31, 2015 and 2014 are as follows:

Classes of Provisions	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Provisions, Current	858	2,535
Provisions for litigations	404	1,765
Other provisions	454	770
Provisions, non-Current	34,541	64,529
Provisions for litigations	10,996	14,273
Other provisions	23,545	50,256

Total Provisions	35,399	67,064

Provisions for litigations are related to labor and tax claims whose payment period is uncertain. Other provisions mainly include the recognition of a liability related to investments in associates and joint ventures accounted under the equity method with net asset deficiency at the end of the reporting period.

	12-31-2015
Movements in Provisions	Litigations ThU.S.$ (*)	Other Provisions ThU.S.$ (**)	Total ThU.S.$
Opening balance	16,038	51,026	67,064
Changes in provisions
Increase in existing provisions	2,555	1,429	3,984
Payments	(2,990)	0	(2,990)
Decrease in foreign currency exchange	(5,163)	0	(5,163)
Other Increases (Decreases)	960	(28,456)	(27,496)
Total Changes	(4,638)	(27,027)	(31,665)
Closing balance	11,400	23,999	35,399

(*)	The increase in legal claims is composed mainly of Th.U.S.S$1,558 from Brazilian subsidiaries in connection with civil and labor lawsuits, being the latter the most important. In addition there are ThU.S.$840 from Arauco Argentina in connection with labor lawsuits.
(**)	The increase of Other Provisions comprises mainly an increase of Th.U.S$1,429 from Arauco Argentina for export duties. While in the Other Increases (Decreases), line item, the reverse of Negative Equity to Arauco Forest Brasil over Novo Oeste by Th.U.S.$ 25,290 and Forestal Cholguán over Sercor is reflected by Th.U.S.$2,850.

	12-31-2014
Movements in Provisions	Litigations ThU.S.$ (*)	Other Provisions ThU.S.$ (**)	Total ThU.S.$
Opening balance	18,406	15,457	33,863
Changes in provisions
Increase in existing provisions	9,585	16,782	26,367
Payments	(8,951)	—	(8,951)
Decrease in foreign currency exchange	(818)	(3,324)	(4,142)
Other (Decreases) Increases	(2,184)	22,111	19,927
Total Changes	(2,368)	35,569	33,201
Closing balance	16,038	51,026	67,064

(*)	In the increase of legal claims US$3.3 million corresponds to 50 % of trial provision with the supplier in the construction of the pulp mill in Uruguay SACEEM Zona Franca S.A. (joint agreement).
(**)	The increase in Other Provisions, is comprised mainly of an increase of Th.U.S.$2,850 from the provision of Negative Equity of Forestal Cholguan over Sercor and Th.U.S.$ 13,162 of Arauco Forest Brasil over Novo Oeste.

Another increase in Other Provisions corresponds to the Th.U.S$ 21,549 for the provision of export duties.

NOTE 19.	INTANGIBLE ASSETS

	12-31-2015	12-31-2014
Classes of Intangible Assets, Net	ThU.S.$	ThU.S.$
Intangible assets, net	88,112	93,258
Computer software	21,251	18,224
Water rights	5,485	5,442
Customer	55,265	63,164
Other identifiable intangible assets	6,111	6,428
Classes of intangible Assets, Gross	142,704	137,041
Computer software	58,275	49,109
Water rights	5,485	5,442
Customer	70,676	74,432
Other identifiable intangible assets	8,268	8,058
Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(54,592)	(43,783)
Accumulated amortization and impairment, intangible assets	(54,592)	(43,783)
Computer software	(37,024)	(30,885)
Customer	(15,411)	(11,268)
Other identifiable intangible assets	(2,157)	(1,630)

Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	12-31-2015
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rights ThU.S.$	Customer ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	18,224	5,442	63,164	6,428	93,258
Changes
Additions	9,638	66	—	690	10,394
Disposals	(73)	—	—	(70)	(143)
Amortization	(6,448)	(2)	(4,819)	(684)	(11,953)
Decrease related to foreign currency translation	(84)	(21)	(3,080)	(253)	(3,438)
Other Decreases	(6)	—	—	—	(6)
Changes Total	3,027	43	(7,899)	(317)	(5,146)
Closing Balance	21,251	5,485	55,265	6,111	88,112

	12-31-2014
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rights ThU.S.$	Customer ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	17,004	5,422	70,054	7,171	99,651
Changes
Additions	9,956	—	—	145	10,101
Amortization	(6,699)	—	(5,040)	(736)	(12,475)
Decrease related to foreign currency translation	(2,037)	20	(1,850)	(152)	(4,019)
Changes Total	1,220	20	(6,890)	(743)	(6,393)
Closing Balance	18,224	5,442	63,164	6,428	93,258

		Average
Computer Software	Years	5
Customer	Years	15

The amortization of customer and computer software is presented in the Consolidated Statements of profit or loss under the Administrative Expenses line item.

NOTE 20.	BIOLOGICAL ASSETS

Biological assets comprise forestry plantations, mainly radiata and taeda pine, and to a lesser extent eucalyptus. The plantations are located in Chile, Argentina, Brazil and Uruguay, with a total surface of 1.7 million hectares, out of which 1 million hectares are used for forestry planting, 406 thousand hectares are native forest, 186 thousand hectares are used for other purposes and 55 thousand hectares not yet planted.

As of December 31, 2015, the production volume of logs totaled 19.4 million cubic meters (19.9 million cubic meters as of December 31, 2014).

Measurements of fair value of Arauco’s biological assets are classified as Level 3, due to the fact that inputs are not observable. However, this information reflects the assumptions that market participants would use in pricing the asset, including assumptions about risk.

These unobservable inputs were developed using the best information available and includes internal data from Arauco. These unobservable inputs can be adjusted if the available information indicates that other market participants would use different information or there is something specific in Arauco that is not available to other market participants.

The main considerations in determining the fair value of biological assets include the following:

•	Arauco uses discounted expected future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

•	Current forestry plantations are projected based on a net volume that will not decrease, with a minimum growth equivalent to the current supply demand.

•	Future plantations are not considered.

•

The harvest of forestry plantations supplies raw materials for all other products that Arauco produces and trade. By directly controlling the development of forests that will be processed, Arauco ensures high quality timber for each of its products.

•

Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s own industrial centers and sales to third parties at market prices. Sales margin of the different products that are harvested in the forest is also considered in the valuation. The changes in the value of the plantations pursuant to the criteria defined above are accounted for in the results for the fiscal year, as established in IAS 41. These changes are presented in the Statement of profit or loss under the line item Other income per function, which as of December 31, 2015 amounted to ThU.S.$210,479 (ThU.S.$284,497 and ThU.S.$269,671 as of December 31, 2014 and 2013). The appraisal of biological assets resulted in a greater cost of the lumber sold in comparison to the real incurred cost, which is presented in the cost of sales which as of December 31, 2015 amounted to ThU.S.$185,737 (ThU.S.$220,950 and 221.874 as of December 31, 2014 and 2013 ).

•	Forestry plantations are harvested according to the needs of Arauco’s production plants.

•	The discount rates used are 8% for Chile, Brazil and Uruguay, and 12% in Argentina.

•	It is expected that prices of harvested timber are constant in real terms based on market prices.

•	Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

•	The average crop age by species and country is:

	Chile	Argentina	Brazil	Uruguay
Pine	24	15	15	—
Eucalyptus	12	10	7	10

The following table sets forth changes in fair value of biological assets considering variations in significant assumptions considered in calculating the fair value of the assets:

		ThU.S.$
Discount rate	0,5	(116,485)
	-0,5	123,707
Margins (%)	10	416,035
	-10	(416,035)

Forestry plantations classified as current Biological assets are those to be harvested and sold within twelve months after the reporting period.

The Company has contracted fire insurance policies for its forestry plantations, which in conjunction with the Company’s resources and an efficient protection measures for these forestry assets, allow financial and operational risks to be minimized.

Detail of Biological Assets Pledged as Security

As of December 31, 2015, there are no forestry plantations pledged as security.

Detail of Biological Assets with Restricted Ownership

As of the date of these consolidated financial statements, there are no biological assets with restricted ownership.

No significant government grants have been received.

Current and Non-Current Biological Assets

As of the date of these consolidated Financial Statements, the Current and Non-current biological assets are as follows:

	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Current	272,037	307,551
Non-current	3,554,560	3,538,802
Total	3,826,597	3,846,353

Reconciliation of carrying amount of biological assets

Movement	12-31-2015 ThU.S.$
Opening Balance	3,846,353
Changes in Biological Assets
Additions through acquisition and costs of new plantations	215,557
Sales	(1,028)
Harvest	(299,501)
Gain (losses) arising from changes in fair value less costs to sale	210,479
Increases (decreases) in Foreign Currency Translation	(111,502)
Loss of forest due to fires	(34,850)
Other Increases (decreases)	1,089

Total Changes	(19,756)

Closing Balance	3,826,597

Movement	12-31-2014 ThU.S.$
Opening Balance	3,892,203
Changes in Biological Assets
Additions through acquisition and costs of new plantations	132,969
Sales	(39,432)
Harvest	(338,440)
Gain (losses) arising from changes in fair value less costs to sale	284,497
Increases (decreases) in Foreign Currency Translation	(44,020)
Loss of forest due to fires	(31,512)
Other Increases (decreases)	(9,912)

Total Changes	(45,850)

Closing Balance	3,846,353

As of the date of these consolidated financial statements, there are no disbursements related to the acquisition of biological assets.

NOTE 21.	ENVIRONMENTAL MATTERS

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

Detail information of disbursements related to the environment

As of December 31, 2015 and 2014, Arauco has made and / or has committed the following disbursements by major environmental projects:

	12/31/2015	Disbursements undertaken 2015				Committed Disbursements
Company	Name of project	State of project	Amount ThU.S.$	Asset Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Arauco Do Brasil S.A.	Environmental improvement studies	In process	32	Assets	Property, plant and equipment	220	2016
Arauco Do Brasil S.A.	Environmental improvement studies	In process	220	Expense	Administration expenses	699	2016
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	2,720	Assets	Property, plant and equipment	0
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	2,688	Assets	Property, plant and equipment	1,057	2016
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	Finished	4,818	Assets	Property, plant and equipment	0
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	244	Assets	Property, plant and equipment	0
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	6,668	Assets	Property, plant and equipment	113,321	2017
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	Finished	27,868	Expense	Operating cost	0
Celulosa Arauco Y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	2,122	Assets	Property, plant and equipment	1,420	2016
Arauco Argentina S.A	Construction emisario	In process	0	Assets	Property, plant and equipment	805	2016
Arauco Argentina S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	165	Assets	Property, plant and equipment	3,952	2016
Arauco Argentina S.A	Environmental improvement studies	Finished	117	Assets	Property, plant and equipment	0
Arauco Argentina S.A	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	38	Assets	Property, plant and equipment	6,268	2016
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,627	Expense	Operating cost	109	2016
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	555	Assets	Property, plant and equipment	366	2016
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	720	Assets	Property, plant and equipment	0
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	355	Expense	Administration expenses	355	2016
Forestal Arauco S.A. (Ex-Forestal Celco S.A.)	Environmental improvement studies	In process	613	Expense	Administration expenses	783	2016
Forestal los Lagos S.A	Environmental improvement studies	In process	206	Expense	Operating cost	208	2016

		TOTAL	51,776			129,563

	12-31-2014	Disbursements undertaken 2014				Committed Disbursements
Company	Name of project	State of project	Amount Company	Name of project	State of project	Amount Company	Name of project
Arauco Do Brasil S.A.	Environmental improvement studies	In process	1,967	Assets	Property, plant and equipment	3,805	2015
Arauco Do Brasil S.A.	Environmental improvement studies	In process	1,507	Expense	Administration expenses	5,639	2015
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	5,548	Assets	Property, plant and equipment	233	2015
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	10,520	Assets	Property, plant and equipment	11,805	2015
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	Finished	85	Assets	Property, plant and equipment	0	—
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	6,474	Assets	Property, plant and equipment	3,412	2015
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	266	Assets	Property, plant and equipment	0	—
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	37,540	Expense	Operating cost	0	—
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	2,551	Assets	Property, plant and equipment	11,712	2015
Alto Paraná S.A.	Construction emisario	In process	13	Assets	Property, plant and equipment	705	2015
Alto Paraná S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	776	Assets	Property, plant and equipment	4,148	2015
Alto Paraná S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	3,282	Assets	Property, plant and equipment	6,452	2015
Paneles Arauco S.A.	Environmental improvement studies	In process	624	Assets	Property, plant and equipment	1,882	2015
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,471	Expense	Operating cost	0	—
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	404	Expense	Administration expenses	0	—
Paneles Arauco S.A.	Environmental improvement studies	In process	5,751	Expense	Administration expenses	264	2015
Forestal Arauco S.A.	Environmental improvement studies	In process	817	Expense	Administration expenses	732	2015
Aserraderos Arauco S.A	Environmental improvement studies	In process	1,416	Assets	Property, plant and equipment	543	2015
Aserraderos Arauco S.A	Environmental improvement studies	Finished	84	Assets	Property, plant and equipment	0	—
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	463	Assets	Property, plant and equipment	600	2015
Forestal los Lagos S.A	Environmental improvement studies	In process	208	Expense	Operating cost	240	2015

		TOTAL	81,767			52,172

NOTE 22.	NON-CURRENT ASSETS HELD FOR SALE

Arauco decided to sell assets in previous years corresponding mainly to sawmills in Chile and remains committed to its sales plan.

By the end of year 2015, Paneles Arauco S.A. decided to reclassify to Properties, plant and equipment an amount of ThU.S.$5,429, since the Escuadron, La Araucana and Remanufactura Lomas Coloradas plants were destined to use as warehouse for finished products. These assets consisted of buildings and saw mill equipment, which were shut down in preceding years.

The following table sets forth information on the main types of non-current assets held for sale:

	12-31-2015	12-31-2014
	ThU.S.$	ThU.S.$
Land	217	2,976
Buildings	1,122	3,798
Property, plant and equipment	1,855	1,214
Total	3,194	7,988

As of December 31, 2015 there was no effect related to the sale of held assets for sale results. (net loss of ThU.S.$486 at December 31, 2014).

NOTE 23.	FINANCIAL INSTRUMENTS

23.1 Classification

Arauco’s financial instruments as of December 31, 2015 and 2014, are displayed in the table below. Regarding those instruments measured at an amortized cost, as estimation of their reasonable value is displayed for informational purposes.

	December 2015		December 2014
Financial Instruments Thousands of dollars	Carrying amount	Fair Value	Carrying amount	Fair Value

Fair value through profit or loss (held for trading) (1)	200,034	200,034	130,500	130,500
Forward	3,245	3,245	1,515	1,515
Mutual funds (2)	196,789	196,789	128,985	128,985
Loans and Accounts Receivables	1,054,952	1,054,952	1,761,300	1,761,300
Cash and cash equivalents	303,236	303,236	842,167	842,167
Cash	143,324	143,324	158,002	158,002
Time deposits	159,912	159,912	669,545	669,545
Agreements	—	—	14,620	14,620
Accounts Receivables (net)	748,592	748,592	762,909	762,909
Trades and other receivables	614,655	614,655	649,924	649,924
Lease receivable	15	15	153	153
Other receivables	133,922	133,922	112,832	112,832
Accounts receivable from related parties	3,124	3,124	156,224	156,224
Other Financial Assets (5)	29,545	29,545	11,141	11,141

Financial Liabilities at amortized cost (3)	4,895,594	5,099,467	5,714,872	6,088,948
Bonds issued denominated in U.S. dollars	2,317,216	2,409,538	2,686,994	2,834,364
Bonds issued denominated in U.F. (4)	863,118	923,775	971,333	1,038,908
Bank Loans in Dollars	953,898	1,004,792	1,220,359	1,373,857
Bank borrowing denominated in U.S. dollars	43,644	43,644	98,856	104,489
Financial Leasing	127,559	123,289	96,995	92,578
Government Loans	0	0	3,893	3,893
Trades and other Payables	583,018	583,018	630,406	630,406
Accounts payable to related parties	7,141	7,141	6,036	6,036
Financial liabilities at fair value through profit or loss	1,429	1,429	2,677	2,677
Forward	1,429	1,429	2,677	2,677
Hedging Liabilities	226,139	226,139	115,055	115,055

(1)	Assets measured at fair value through profit or loss other than mutual funds classified as cash equivalents, are presented in the line item “other financial assets” in the consolidated statement of financial position.
(2)	Although mutual funds are measured at fair value through profit or loss for purposes of the consolidated statement of financial position mutual funds are classified as “Cash and cash equivalents” due to the are highly liquid short term investment.
(3)	Financial liabilities measured at amortized cost, other than “Trade and other payables” and derivatives are presented in the consolidated statement of financial position in the line item “Other financial liabilities” as current and non-current based on their maturity.
(4)	The Unidad de Fomento (“UF”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index.
(5)	Includes guarantee funds for derivatives which correspond to the collateral under swap agreements.

23.2 Fair Value Hierarchy of Financial Assets and Liabilities

The assets and liabilities measured at fair value in the consolidated statements of financial position as of December 31, 2015, have been measured based on the valuation methodologies provided in IAS 39. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

•	Level 1: Securities or quoted prices in active markets for identical assets and liabilities

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

Financial Instruments Thousands of dollars	Fair Value
	Level 1	Level 2	Level 3
Fair value through profit or loss (held for trading)
Forward		3,245
Mutual funds (2)	196,789
Other Financial Assets		29,545
Financial Liabilities at amortized cost
Bonds issued denominated in U.S. dollars		2,409,538
Bonds issued denominated in U.F. (4)		923,775
Bank Loans in Dollars		1,004,792
Bank borrowing denominated in U.S. dollars		43,644
Financial Leasing		127,559
Financial liabilities at fair value through profit or loss
Forward derivatives		1,429
Hedging Liabilities		226,139

23.3 Explanation of the valuation of Financial Instruments.

Cash and cash equivalent and accounts receivable

The carrying amount of trade and other receivables, trade and others payables, accounts payables related parties, cash and cash equivalents (including mutual funds), and other financial assets and liabilities approximate their fair value due to the short-term nature of such instruments.

Derivative financial instruments

Interest rate and currency swaps are valued under the cash flow discount method at the rate applicable according to the transaction’s risk, using an internal methodology based on the information obtained from Bloomberg l. In this particular case, given that cross currency swaps correspond to future flows in UF and future flows in Dollars, Arauco calculates the current value of such flows by using 2 discount curves: the UF zero coupon curve and the Dollar zero coupon.

The fair value of the interest rate swap contracts is calculated by reference to the rate differential between the agreed upon rate and the market rate as of the end date of these financial statements.

The fair value of the currency forward contracts is calculated by reference to the current forward exchange rates of contracts with similar maturity profiles.

For the case of zero cost collar, the Bloomberg terminal is used to value Fuel Oil No. 6 and Diesel options.

Financial Liabilities

The fair value of bonds issued was determined with reference to quoted market prices as they have standard terms and conditions.

The fair value of bank borrowings were determined based on discounted cash flow analysis, applying the corresponding discount yield curves to the remaining term to maturity.

Disclosures of the fair value of financial liabilities at amortized cost are determined via the use of discounted cash flows, calculated over variables of the observable markets as of the date of informing the consolidated financial statements, and correspond to Level 2 of the fair value hierarchy.

The following table shows compliance with financial covenants (level of indebtedness, exposed on point 23.11.3) required by domestic (Chile) bond indentures:

	December 2015 ThU.S.$	December 2014 ThU.S.$
Financial debt, current	291,798	739,515
Financial debt, non-current	4,013,637	4,338,915
Total financial debt	4,305,435	5,078,430
Cash and cash equivalent	(500,025)	(971,152)
Net financial debt	3,805,410	4,107,278
Non-controlling interests	37,735	47,606
Equity attributable to owners of parent	6,608,710	6,767,130
Total equity	6,646,445	6,814,736
Debt to equity ratio	0.57	0.60

The following table sets forth a reconciliation between the financial liabilities and the statement of financial position as of December 31 2015 and 2014:

Thousands of dollars	December 2015
	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 13 months to 5 years	More than 5 years	Other non- current financial liabilities, Total	Total
Bonds obligations	49,357	5,836	55,193	1,179,558	1,945,583	3,125,141	3,180,334
Bank borrowing	126,795	72,948	199,743	648,017	149,782	797,799	997,542
Financial Leasing	9,301	27,561	36,862	90,697	—	90,697	127,559
Government loans	—	—	—	—	—	—	—
Swap and Forward	4,240	—	4,240	223,328	—	223,328	227,568

Other Financial Liabilities, Total (a)	189,693	106,345	296,038	2,141,600	2,095,365	4,236,965	4,533,003

Thousands of dollars	December 2015
	Up to 90 days	From 91 days to 1 year	Total Current	From 13 months to 5 years	More than 5 years	Total non- current	Total
Trades and other payables	583,018	—	583,018	—	—	—	583,018
Related party payables	7,141	—	7,141	—	—	—	7,141

Accounts Payable, Total (b)	590,159	—	590,159	—	—	—	590,159

Financial Liabilities, Total (a) + (b)	779,852	106,345	886,197	2,141,600	2,095,365	4,236,965	5,123,162

Thousands of dollars	December 2014
	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 13 months to 5 years	More than 5 years	Other non- current financial liabilities, Total	Total
Bonds obligations	52,575	377,871	430,446	966,131	2,261,750	3,227,881	3,658,327
Bank borrowings	139,916	133,554	273,470	797,628	248,117	1,045,745	1,319,215
Financial leasing	7,851	23,855	31,706	65,289	—	65,289	96,995
Government loans	—	3,893	3,893	—	—	—	3,893
Swap and Forward	2,828	—	2,828	114,904	—	114,904	117,732

Other Financial Liabilities, Total (a)	203,170	539,173	742,343	1,943,952	2,509,867	4,453,819	5,196,162

Thousands of dollars	December 2014
	Up to 90 days	From 91 days to 1 year	Total Current	From 13 months to 5 years	More than 5 years	Total non- current	Total
Trades and other payables	627,972	2,434	630,406	—	—	—	630,406
Related party payables	6,036	—	6,036	—	—	—	6,036

Accounts Payable, Total (b)	634,008	2,434	636,442	—	—	—	636,442

Financial Liabilities, Total (a) + (b)	837,178	541,607	1,378,785	1,943,952	2,509,867	4,453,819	5,832,604

23.4 Hedging Instruments

Hedging instruments recorded as of December 31, 2015 are cash flow hedges. Arauco uses derivatives for hedging purposes, such as cross currency swaps, currency forwards, interest rate swaps, and options. Depending on the fair value of each instrument, the position could be either an asset or a liability, and they are listed in the Statement of Financial Position under Other Non-current Financial Assets or Other Non-current Financial Liabilities, respectively. The effects for the period are presented under Equity as Other Comprehensive Income, net of differences in exchange rate of the hedged items and the deferred tax.

A summary of the hedging instruments included in the Financial Position Statement as of the end of this fiscal year, is presented bellow:

Financial Instruments	Fair Value ThU.S.$
Assets at fair value through profit or loss (held for trading)	3,245
Forward-Colombia	238
Forward-Argentina	2,828
Forward-Uruguay (1)	179
Financial liabilities at fair value through profit or loss	(1,429)
Forward-Colombia	(21)
Forward-Uruguay (1)	(1,408)
Hedging Liabilities	(226,139)
Cross Currency Swaps	(205,618)
Forward-Uruguay (1)	(3,677)
Zero Cost Collar	(16,844)

(1)	Include Swap and Forward from Uruguay tables.
(2)	Interest Rate Swap from Uruguay by ThU.S.$211 are in “Other Financial Assets”.

23.4.1 Chile

23.4.1.1 Cross currency swaps

Arauco is exposed to the risk of variability in cash flows from changes in foreign exchange rates and inflation, mainly due to balances of assets denominated in U.S. Dollars and other currencies differente from the functional currency, which causes mismatches that could affect operating results.

Below are the cross currency swaps that Arauco has as of December 31, 2015 to cover the exposure to the exchange rate risk generated from bonds denominated in UF:

Bond	Institution	Amount U.S.$	Amount UF	Starting date	Ending date	Market Value U.S.$
F	Deutsche—England	43,618,307	1,000,000	10/30/2011	10/30/2021	(10,314,867.97)
F	JP Morgan—N.A.	43,618,307	1,000,000	10/30/2011	10/30/2021	(10,171,083.83)
F	Deutsche—England	37,977,065	1,000,000	04/30/2014	04/30/2019	(2,770,354.44)
F	BBVA—Chile	38,426,435	1,000,000	10/30/2014	04/30/2023	(5,059,570.76)
F	BBVA—Chile	38,378,440	1,000,000	10/30/2014	04/30/2023	(4,658,334.28)
F	Santander—Chile	37,977,065	1,000,000	10/30/2014	04/30/2023	(4,121,806.04)
F	BCI—Chile	37,621,562	1,000,000	10/30/2014	04/30/2023	(3,570,036.54)
J	Corpbanca—Chile	42,864,859	1,000,000	09/01/2010	09/01/2020	(11,092,987.02)
J	BBVA—Chile	42,864,859	1,000,000	09/01/2010	09/01/2020	(11,092,987.02)
J	Deutsche—England	42,864,859	1,000,000	09/01/2010	09/01/2020	(11,198,926.21)
J	Santander—Spain	42,873,112	1,000,000	09/01/2010	09/01/2020	(11,039,392.92)
J	BBVA—Chile	42,864,257	1,000,000	09/01/2010	09/01/2020	(10,860,254.42)
P	Corpbanca—Chile	46,474,122	1,000,000	05/15/2012	11/15/2021	(11,784,676.29)
P	JP Morgan—N.A.	47,163,640	1,000,000	11/15/2012	11/15/2021	(11,412,576.23)
P	BBVA—Chile	42,412,852	1,000,000	11/15/2013	11/15/2023	(7,916,506.13)
P	Santander—Chile	41,752,718	1,000,000	11/15/2013	11/15/2023	(6,924,675.42)
P	Deutsche—England	41,752,718	1,000,000	11/15/2013	11/15/2023	(6,894,263.33)
R	Santander—Chile	128,611,183	3,000,000	10/01/2014	04/01/2024	(29,995,353.91)
R	JP Morgan—England	43,185,224	1,000,000	10/01/2014	04/01/2024	(9,319,642.37)
R	Corpbanca—Chile	43,277,070	1,000,000	10/01/2014	04/01/2024	(9,292,352.02)
Q	BCI—Chile	43,185,224	1,000,000	10/01/2014	04/01/2021	(8,120,853.85)
Q	BCI—Chile	43,196,695	1,000,000	10/01/2014	04/01/2021	(8,006,612.79)

						(205,618,113.77)

Because Arauco has a high percentage of its assets in U.S. dollars, it needs to minimize the risk of the exchange rate, as it holds debt in pesos, adjustable to reflect inflation. The objective of this position in the swap is to eliminate the uncertainty of the exchange rate, exchanging the flows derived from obligations expressed in adjustable pesos of the bonds described above, with flows in U.S. dollars (Arauco’s functional currency), at a fixed and determined exchange rate as of the agreement’s execution date.

Through an effectiveness test, and pursuant to IAS 39, we were able to validate that the aforementioned hedging instruments are highly effective within an acceptable range for Arauco, for the purposes of eliminating the uncertainty of the exchange rate in the commitments derived from the hedged object.

23.5.1.2 Zero Cost Collars

Moreover, our results are exposed to changes the price of certain fuels. To minimize the risk we limited the volatility of future cash flows associated with the purchase of Fuel Oil No. 6 for year 2015 through zero cost collar contracts of this commodity. The Fuel Oil No. 6 is consumed in the process of pulp production.

Furthermore, we have indirect exposure to the price of Diesel due to contracts with forestry industry contractors, whose rates vary according to the price of this commodity, as well as other variables. To minimize this risk, we use financial instruments to cover the risk associated with the volatility of the cost of forestry contractor rates, from June 2015 until May 2016.

Contracts held by Arauco as of December 31, 2015 are presented in the following table:

Commodity	Institution	Amount U.S.$	Unit	Starting date hedge	Ending date	Market Value U.S.$
Fuel Oil N°6	JP Morgan—U.K.	674	Thousands Bbl.	01/01/2015	12/31/2015	(1,017,120.04)
Diesel	JP Morgan—U.K.	29,465	Thousands Gall.	06/01/2015	05/31/2016	(9,236,461.58)
Fuel Oil N°6	JP Morgan—U.K.	337	Thousands Bbl.	01/01/2016	06/30/2016	(6,590,670.24)

						(16,844,251.86)

23.5.2 Colombia

Forward contracts that are in force and effect, executed by Arauco Colombia as of December 31, 2015, are detailed in the following table:

Exchange rate	Institution	Amount U.S.$	Starting date	Ending date	Market Value U.S.$
USDCOP	Corpbanca Colombia	4,000,000	11/11/2015	02/01/2016	237,637.31
USDCOP	BBVA Colombia	9,000,000	12/03/2015	03/01/2016	(20,544.32)

					217,092.99

23.5.3. Argentina

Below, you will find the valuation of the forward contract in force and effect, as of December 31, 2015:

Exchange rate	Institution	Amount U.S.$	Starting date	Ending date	Market Value U.S.$
USDARG	BBVA Banco Frances	8,606,250	09/08/2015	05/31/2016	2,828,315

					2,828,315

23.5.4. Uruguay

As of December 31, 2015, Arauco Uruguay maintains the following forward contracts in force and effect, for the purposes of ensuring an exchange rate for the sale of dollars:

				50%
Entity	Exchange rate	Institution	Notional	Market Value U.S.$
CEPP	USDUYU	Citibank Uruguay	4.500.000	(148,407.89)
CEPP	USDUYU	Banco Santander Uruguay	33.000.000	(579,064.81)
CEPP	USDUYU	JPMorgan Chase Bank, N.A.	2.000.000	3,941.83
EUFORES	USDUYU	Citibank U.K.	4.410.000	(43,501.67)
EUFORES	USDUYU	HSBC Uruguay	14.350.000	(44,824.67)

				(811,857.20)

In addition, Arauco Uruguay maintains an Interest Rate Swap in force and effect, a derivative instrument which purpose is to set the interest rate of a variable rate debt in the same currency (USD). The valuation off this instrument as of December 31, 2015, is shown below:

				50%
Entity	Exchange rate	Institution	Notional	Market Value U.S.$
CEPP	USD	DNB Bank ASA	135,033,619	211,320.09

Arauco Uruguay’s profits and losses also face exposure to the price variation of certain fuels, as occurs with Fuel Oil N°6, which is used during the cellulose manufacturing process. In order to minimize this risk, the volatility of future flows associated to the purchase of Fuel Oil No. 6 for years 2015, 2016 and 2017 has been limited, through forwards of this commodity. The agreements that are in force and effect as of December 31, 2015 are detailed below:

				50%
Entity	Exchange rate	Institution	Notional	Market Value U.S.$
CEPP	Fuel Oil N°6	JPMorgan Chase Bank, N.A.	13,374,141	(3,056,747.52)
CEPP	Fuel Oil N°6	DNB Bank ASA	5,770,950	(1,038,320.63)

				(4,095,068.15)

23.6 Loans and Receivables

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

	December 2015 ThU.S.$	December 2014 ThU.S.$
Loans and Accounts Receivables	1,054,952	1,761,300
Cash and cash equivalents	303,236	842,167
Cash	143,324	158,002
Time Deposits	159,912	669,545
Repurchase Agreements	0	14,620
Trade and other receivables (net)	751,716	919,133
Trades and Other receivables	614,670	650,077
Other receivables	133,922	112,832
Accounts receivable from related parties	3,124	156,224

23.6.1 Cash and Cash Equivalents

Includes cash on hand, bank checking accounts balances and time deposits and other short term highly liquid investments with an original maturity of three months or less. They are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

The composition of cash and cash equivalents (including the balance of mutual funds displayed in this note as valuation, instruments at fair value with profit or loss) at December 31, 2015 and 2014, classified by origin coins is as follow:

	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Cash and Cash Equivalents	500,025	971,152
US Dollar	388,818	877,418
Euro	2,501	8,114
Other currencies	65,228	62,381
Chilean pesos	43,478	23,239

23.6.2 Time Deposits and Repurchase Agreements: The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are authorized by Arauco’s Investment Policy, which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

23.6.3 Trades and Other Receivables: These represent enforceable rights for Arauco resulting from the normal course of the business.

23.6.4 Other Receivables: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

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

23.6.5 Accounts receivable from related parties: Represent enforceable rights for Arauco resulting from the normal course of business, calling normal to the line of business, activity or purpose of explotation and financing, and which Arauco owns a non-controlling ownership of the counterparty.

The following table sets forth trade and other current/non-current receivables classified by currencies as of December 31, 2015 and 2014:

	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Trades and other current receivables	733,322	731,908
US Dollar	507,032	464,219
Euros	27,595	72,353
Other currencies	75,082	98,130
Chilean pesos	123,056	96,241
U.F.	557	965

Accounts receivable from related parties, current	3,124	4,705
US Dollar	21	0
Other currencies	995	1,998
Chilean pesos	2,108	2,707

Trade and other non-current receivables	15,270	31,001
US Dollar	9,976	26,773
Chilean pesos	3,145	3,591
U.F.	1,420	637
Other currencies	729	0

Accounts receivable from related parties, non current	0	151,519
Others Currencies	0	151,519

23.7 Total Financial Liabilities

Arauco’s financial liabilities to the date of these consolidated financial statements are as follows :

Financial Liabilities	December 2015 ThU.S.$	December 2014 ThU.S.$
Total Financial Liabilities	5,123,162	5,832,604
Financial liabilities at fair value through profit or loss (held for trading)	1,429	2,677
Hedging Liabilities	226,139	115,055
Financial Liabilities Measured at Amortized Cost	4,895,594	5,714,872

The following table sets forth the current portion of the non-current bank borrowings and debt issued as of December 31, 2015 and 2014.

	December 2015 ThU.S.$	December 2014 ThU.S.$
Bank borrowings - current portion	85,885	53,284
Bonds issued - current portion	55,193	430,446
Total	141,078	483,730

23.8 Financial Liabilities Measured at Amortized Cost

Financial liabilities correspond to non-derivative financial instruments with contractual cash-flow payments that can be either fixed or variable.

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

	Currency	12-31-2015	12-31-2014	12-31-2015	12-31-2014
		Amortized Cost ThU.S.$		Fair Value ThU.S.$
Total Financial Liabilities		4,895,594	5,714,872	5,099,467	6,088,948
Bonds Issued	U.S. Dollar	2,317,216	2,686,994	2,409,538	2,834,364
Bonds Issued	U.F.	863,118	971,333	923,775	1,038,908
Bank borrowings	U.S. Dollar	953,898	1,220,359	1,004,792	1,373,857
Bank borrowings	Other currencies	43,644	98,856	43,644	104,489
Government Loans	U.S. Dollar	0	3,893	0	3,893
Financial Leasing	Other currencies	113,580	93,540	113,580	93,540
Financial Leasing	Chilean pesos	13,979	3,449	13,979	3,449
Financial Leasing	U.S. Dollar	0	6	0	6
Trades and Other Payables	U.S. Dollar	174,469	188,074	174,469	188,074
Trades and Other Payables	Euro	8,808	44,887	8,808	44,887
Trades and Other Payables	Other currencies	70,303	62,162	70,303	62,162
Trades and Other Payables	Chilean pesos	324,361	332,948	324,361	332,948
Trades and Other Payables	U.F.	5,077	2,335	5,077	2,335
Related party payables	U.S. Dollar	962	1,612	962	1,612
Related party payables	Chilean pesos	6,179	4,424	6,179	4,424

The financial liabilities at amortized cost presented in the consolidated statements of financial positions as of December 31, 2015 and 2014 are as follows:

	December 2015
	Current ThU.S.$	Non Current ThU.S.$	Total
Other financial liabilities	291,798	4,013,637	4,305,435
Trade and other payables	583,018	—	583,018
Related Party Payables	7,141	—	7,141
Total Financial Liabilities Measured at Amortized Cost	881,957	4,013,637	4,895,594

	December 2014
	Current ThU.S.$	Non Current ThU.S.$	Total
Other financial liabilities	739,515	4,338,915	5,078,430
Trade and other payables	630,406	—	630,406
Related Party Payables	6,036	—	6,036
Total Financial Liabilities Measured at Amortized Cost	1,375,957	4,338,915	5,714,872

23.9 Cash Flow Hedges Reserve Reconciliation

The following table sets forth the reconciliation balances of cash flow hedges presented in Other Comprehensive Income:

	January - December
	2015	2014
	ThU.S.$	ThU.S.$
Opening balance	(53,022)	(21,507)
Fair value gains (losses) arising during the year	(113,021)	(137,559)
Exchange differences of bonds hedged	107,985	80,807
Finance costs	16,895	13,524
Settlements during the period	(16,122)	949
Deferred taxes	1,889	10,764
Closing balance	(55,396)	(53,022)

23.10 Capital Disclosures

23.10.1 Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco’s policies on capital management have the objective of:

a)	Ensuring business continuity and normal operations in the long term;
b)	Ensuring funding for new investments to achieve sustainable growth over time;
c)	Keeping adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and
d)	Maximizing the Company’s value and providing an adequate return to shareholders.

23.10.2 Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings and bonds issued).

23.10.3 Quantitative Information on Capital Management

The following table sets forth the financial covenants that the Company has to comply with as part of the terms of certain of its obligations:

Instrument	12-31-2015 Th.U.S.$	12-31-2014 Th.U.S.$	Interest coverage >= 2,0x		Debt level (1) <= 1,2x
Domestic (Chile) bonds	863,118	971,333		N/A	Ö
Bilateral BBVA Bank Loan	0	45,105	Ö		Ö
Other Credits	0	830,197		No reservations are required
Foreing bonds	0	2,686,994		No reservations are required
Flakeboard credit with Arauco warranty	0	149,613	Ö		Ö
Syndicate Loan	298,316	298,193	Ö		Ö

N/R: Not required for the financial obligation

(1)	Debt to equity ratio (financial debt divided by equity plus non-controlling interests)

As of December 31, 2015 and 2014, Arauco has complied with all of its financial covenants.

The following table sets forth the credit ratings of our debt instruments as of December 31, 2015, are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local bonds	—	AA -	—	AA -
Foreign bonds	BBB -	BBB	Baa3	—

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

The capitalization of Arauco as of December 31, 2015 amd 2014 is as follows:

Thousands of dollars	12-31-2015	12-31-2014
Equity	6,646,445	6,814,736
Bank borrowings	997,542	1,323,108
Financial leasing	127,559	96,995
Bonds issued	3,180,334	3,658,327

Capital	10,951,880	11,893,166

23.11 Risk Management

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

23.11.1 Type of Risk: Credit Risk

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

As a policy for its trade receivables, Arauco entered into insurance policies for open account sales. The insurance policies are used to cover export sales from Arauco, Celulosa Arauco y Constitución S.A., Paneles Arauco S.A., (previously Aserraderos Arauco S.A., Paneles Arauco S.A. and Arauco Distribución S.A.) Forestal Arauco S.A., Arauco Argentina S.A. and Arauco do Brasil S.A. as well as domestic sales Arauco México S.A. de C.V., Arauco Wood Inc., Arauco Colombia S.A., Arauco Perú S.A., Arauco Panels USA LLC,

Flakeboard Co Ltd., Flakeboard America Ltd., Arauco Argentina S.A., Celulosa Arauco y Constitución S.A, Paneles Arauco S.A (previously Aserraderos Arauco S.A., Paneles Arauco S.A. and Arauco Distribución S.A.) and Arauco do Brasil S.A. Arauco contracts its insurance policies with Continental Credit Insurance Company (rated AA- by credit agencies as Humphreys and Fitch Ratings on April 4, 2012). The insurance policies cover 90% of the amount invoiced with no deductible.

In order to secure a credit line or an advanced payment to a supplier approved by the Credit Committee, Arauco receives several types of guarantees, such as mortgages, pledges, standby letters of credit, certificates of deposit, checks, promissory notes, mutual loans or any other guarantee that may be requested pursuant to each country’s legislation.

As of December 31, 2015 the total amount of guarantees given was U.S.$118.5 which is summarized in the following table. The procedure of guarantees is regulated by the Policies of Arauco’s Guarantees which aims to control the accounting, the maturity and the valuation of these.

Guarantees Arauco Group ( ThU.S$)
Guarantees Debtors (received from clients)	84,428	71%
Certificate of deposits	8,871	11%
Standby	5,427	6%
Promissory notes	47,990	57%
Finance	6,483	8%
Mortgage	8,099	10%
Pledge	2,158	3%
Promissory notes	5,400	6%
Guarantees Creditors (received from suppliers)	34,082	29%
Pledge	2,887	8%
Certificate of deposits	3,444	10%
Mutuo	358	1%
Standby	1,828	5%
Deposit	6	0%
Promissory notes	5,606	16%
Finance	19,953	59%
Total Guarantees	118,508	100%

At the end of each reporting period, the Company’s maximum credit risk exposure is limited to the carrying amount of the recognized trade receivables less the amounts receivable insured by credit insurance companies and the guarantees received by Arauco.

As of December 31, 2015, Arauco’s consolidated revenues from sales were ThU.S.$5,146,740 of which 62.99% correspond to credit sales, 29.36% to sales with letters of credit, and 7.65% to other classes of sales.

As of December 31, 2015, of the trade receivables balance of ThU.S.$625,201 that had agreed term of sales, 49.57% corresponded to credit sales, 49.12% to sales with letters of credit and 1.31% to other classes of sales, distributed among 2,277 customers. The customer with the largest open account outstanding did not exceed 4.06% of total.

Arauco has not entered into any refinancing or renegotiations with its customers which involve amendments to the invoice due, and if necessary, any renegotiation of debt with a customer will be analyzed on a case by case basis and approved by the Corporate Finance Department.

The credit sales receivables covered by insurance or collateral were 99.3%. Therefore, Arauco’s credit risk exposure of its portfolio is 0.7%.

Secured Credit Sales Receivables	ThU.S.$	%
Total credit sales receivables	309,942	100.0
Secured Receivables (*)	307,773	99.3
Unsecured Receivables	2,170	0.7

(*)	Secured receivables are defined as the amount of trade receivables that are covered by insurance or collateral such as: stand-by letter of credits, mortgage or certificates of deposit, among others.

Accounts exposed to this type of risk are: trade receivable, financial lease debtors and other debtors.

Arauco does not have a securitized portfolio.

	December 2015 ThU.S.$	December 2014 ThU.S.$
Current Receivables

Trades receivables	614,623	649,892
Financial lease receivables	9	136
Other Debtors	118,690	81,880
Net subtotal	733,322	731,908

Trades receivables	625,201	660,352
Financial lease receivables	125	213
Other Debtors	127,856	89,863
Gross subtotal	753,182	750,428

Provision for doubtful trade receivables	10,578	10,460
Provision for doubtful lease receivables	116	77
Provision for doubtful other debtors	9,166	7,983
Subtotal Bad Debt	19,860	18,520

Non Current Receivables

Trades receivables	32	32
Financial lease receivables	6	17
Other Debtors	15,232	30,952
Net Subtotal	15,270	31,001

Trades receivables	32	32
Financial lease receivables	6	17
Other Debtors	15,232	30,952
Gross subtotal	15,270	31,001

Provision for doubtful trade receivables	—	—
Provision for doubtful lease receivables	—	—
Provision for doubtful other debtors	—	—
Subtotal Bad Debt	—	—

The following table sets forth the reconciliation of changes in the allowance for doubtful accounts as of December 31, 2015 and 2014:

	12-31-2015	12-31-2014
	ThU.S.$	ThU.S.$
Opening balance	18,520	15,839
Increase	3,072	2,940
Reversal of impairment losses	(1,732)	(259)
Closing balance	19,860	18,520

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

The Credit and Collections Department, which reports to the Treasury Department, is responsible for minimizing receivables credit risk and supervising past due accounts. It is also responsible for the approval or rejection of credit limits for all sales. The standards and procedures governing the control and risk management of credit sales are set forth, in the Company’s Credit Policy.

For the approval and/or modification of the clients’ credit facilities, a procedure has been put in place, which must be followed by all of the companies of the Arauco group. The requests for credit facilities are entered into SAP, where all of the available information is analyzed, including the amount of the facility granted by the credit insurance company. Afterwards, the requests are approved or rejected by each of the internal committees of each company of the Arauco group, depending on the maximum amount authorized by the Credit Policy. If the credit facility exceeds such amount, it is then analyzed by the Corporate Committee. Credit facilities are renewed on a yearly basis, following this internal process.

Sales via letters of credit are executed mostly in the markets of Asia and the Middle East. Periodically, a credit assessment is conducted regarding the banks which issue the letters of credit, in order to obtain the risk rating granted by the main risk rating agencies, along with their country and global ranking and financial situation during the last 5 years. Pursuant to this evaluation, a decision is made on whether to approve the issuer bank or to request a confirmation of the letter of credit.

All sales are controlled by a credit verification system that has set parameters to block orders from customers who have accumulated past due amounts of a defined percentage of the debt and/or customers who at the time of product delivery have exceeded their credit limit or whose credit limit has expired.

December 31, 2015

Age of trade receivables

Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S$	571,499	18,927	2,303	2,332	363	168	1,102	1,413	1,444	25,650	625,201
%	91.41%	3.03%	0.37%	0.37%	0.06%	0.03%	0.18%	0.23%	0.23%	4.10%	100%

Financial deterioration in sections

Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S$	-622	-319	-77	-23	-7	-335	16	-5	-112	-9,093	-10,578
%	5.88%	3.02%	0.73%	0.22%	0.06%	3.17%	-0.15%	0.05%	1.06%	85.96%	100%

December 31, 2014

Age of trade receivables

Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S.$	630,681	2,042	2,546	1,188	735	168	666	173	298	21,856	660,352
%	95.51%	0.31%	0.39%	0.18%	0.11%	0.03%	0.10%	0.03%	0.05%	3.31%	100.00%

Financial deterioration in sections

Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S.$	-26	0	0	-40	78	-432	0	-11	3	-10,031	-10,460
%	0.25%	0.00%	0.00%	0.39%	-0.75%	4.13%	0.00%	0.11%	-0.03%	95.90%	100.00%

Arauco has recognized provisions for doubtful accounts on trade receivables for a total of ThU.S.$10,698 over the last four years which represents 0.046% of total revenues from sales during the same period.

Provisions for doubtful accounts of trade receivables as a percentage of total revenues from sales

	2015	2014	2013	2012	Last 4 years
Percentage of impairment losses	0.182%	-0.010%	0.008%	0.001%	0.046%

The amount recovered through possession of collateral, credit insurance reimbursements or any other credit enhancement during the period amount to ThU.S.$440, which represents 5.48% of the total provisioned assets.

Explanation of any changes to risk exposure or changes in objectives, processes and policies regarding previous years’ risk management.

Arauco has implemented a Guarantee Policy in order to control accounting, valuation and expiration of these and a Corporate Credit Policy.

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

23.11.2 Type of Risk: Liquidity Risk

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

The following table detail Arauco’s liquidity analysis for its financial liabilities as of December 31, 2015. The tables have been drawn up based on the contractual undiscounted cash outflows and their remaining contractual maturities:

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in thousands of U.S. dollars)
Trade and other accounts payable	590,159				590,159
Debt obligations	181,988	1,206,158	1,184,271	2,429,344	5,001,761
Capital (finance) lease obligations	9,301	83,860	34,398		127,559
Total	781,448	1,290,018	1,218,669	2,429,344	5,719,479

December 31, 2015

				Maturity							Total
Tax ID	Name	Currency	Name - Country Loans with banks	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	—	25	4,638	301,770	—	—	—	25	306,408	1.53%	Libor + 0,70%
—	Arauco Argentina S.A.	Argentine Pesos	Banco Macro- Argentina	—	49	48	—	—	—	—	49	48	15.25%	15.25%
—	Arauco Argentina S.A.	Argentine Pesos	Banco Galicia- Argentina	—	307	—	—	—	—	—	307	—	15.25%	15.25%
—	Zona Franca Punta Pereira S.A.	U.S. Dollar	Interamerican Development Bank	1,163	1,023	2,450	2,396	2,343	2,289	6,514	2,186	15,992	Libor + 2,05%	Libor + 2,05%
—	Zona Franca Punta Pereira S.A.	U.S. Dollar	Interamerican Development Bank	166	2,777	6,076	5,934	5,794	5,652	—	2,943	23,456	Libor + 1,80%	Libor + 1,80%
—	Zona Franca Punta Pereira S.A.	U.S. Dollar	Banco Santander	20,013	—	—	—	—	—	—	20,013	—	Libor + 2,00%	Libor + 2,00%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollar	Finnish Export Credit	25,810	20,354	52,288	51,368	50,477	49,694	118,826	46,164	322,653	3.20%	3.20%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollar	Interamerican Development bank	4,706	4,126	9,900	9,680	9,460	9,242	26,298	8,832	64,580	Libor + 2,05%	Libor + 2,05%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollar	Interamerican Development bank	675	11,220	24,566	23,991	23,417	22,843	—	11,895	94,817	Libor + 1,80%	Libor + 1,80%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollar	Dnb Nor Bank	—	245	—	—	—	—	—	245	—	Libor + 2,00%	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco BBVA - Uruguay	16,115	—	—	—	—	—	—	16,115	—	Libor + 2,00%	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco Republica Oriental de Uruguay	16,689	18,555	—	—	—	—	—	35,244	—	Libor + 1,75%	Libor + 1,75%
—	Eufores S.A.	U.S. Dollar	Citibank	—	2,514	—	—	—	—	—	2,514	—	Libor + 2,00%	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco HSBC - Uruguay	1,201	—	—	—	—	—	—	1,201	—	Libor + 2,00%	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco Itau - Uruguay	5,065	5,004	—	—	—	—	—	10,069	—	Libor + 2,00%	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Heritage	1,357	—	—	—	—	—	—	1,357	—	Libor + 2,00%	Libor + 2,00%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco ABC	5	17	20	—	—	—	—	22	20	2.50%	2.50%
—	Arauco Do Brasil S.A.	U.S. Dollar	Banco Bradesco	831	—	—	—	—	—	—	831	—	1.80%	1.80%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Bradesco	3,960	1,256	—	—	—	—	—	5,216	—	8.75%	8.75%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco do Brasil - Brasil	23	72	—	—	—	—	—	95	—	8.70%	8.70%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco HSBC - Brasil	7,779	—	—	—	—	—	—	7,779	—	8.00%	8.00%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Itau - Brasil	47	43	—	—	—	—	—	90	—	8.43%	8.43%
—	Arauco Do Brasil S.A.	U.S. Dollar	Banco JP Morgan	7,912	4,356	—	—	—	—	—	12,268	—	1.71%	1.71%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Votorantim - Brasil	19	38	32	—	—	—	—	57	32	6.30%	6.30%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Santander	12,881	3	37	76	75	39	—	12,884	227	8.00%	8.00%
—	Arauco Do Brasil S.A.	Brazilian Real	Fundo de Desenvolvimiento Econom. - Brasil	7	27	7	—	—	—	—	34	7	0.00%	0.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Itau	3	6	8	1	—	—	—	9	9	2.50%	2.50%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Itau	12	31	43	43	3	—	—	43	89	3.50%	3.50%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Bradesco	11	27	37	37	31	—	—	38	105	6.00%	6.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Votorantim	—	14	—	—	—	—	617	14	617	5.00%	5.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	19	55	73	73	18	—	—	74	164	6.00%	5.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	6	17	23	23	23	24	9	23	102	10.00%	10.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	4	24	27	27	27	13	—	28	94	9.22%	9.22%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bradesco	—	66	—	—	—	144	—	66	144	7.81%	7.81%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bradesco	307	—	—	—	—	—	—	307	—	12.11%	12.11%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Itau - Brasil	9	13	—	86	14	—	—	22	100	5.52%	5.52%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Votorantim - Brasil	—	285	—	—	—	1,474	546	285	2,020	9.31%	9.31%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim - Brasil	—	62	—	—	—	347	—	62	347	9.00%	9.00%
—	Arauco Forest Brasil S.A.	Brazilian Real	Bndes	—	3	—	—	—	—	757	3	757	4.61%	4.61%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Bndes	—	4	—	—	—	6	289	4	295	10.80%	10.80%
0	Arauco Forest Brasil S.A.	Brazilian Real	Banco Santander	—	16	—	—	—	96	—	16	96	9.50%	9.50%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco John Deere	—	207	—	—	—	—	—	207	—	6.00%	6.00%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito E-I	—	19	—	622	2,492	1,870	—	19	4,984	9.91%	9.91%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito F-J	—	12	—	374	1,496	1,122	—	12	2,992	10.91%	10.91%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollar	Bndes Subcrédito G-K	—	61	—	511	2,037	1,528	—	61	4,076	6.99%	6.99%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito H-L	—	15	—	444	1,646	1,233	—	15	3,323	12.11%	12.11%

			Total	126,795	72,948	100,273	397,456	99,353	97,616	153,856	199,743	848,554

December 31,2015				Maturity							Total
Tax ID	Name	Currency	Name - Country Bonds	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	—	1,771	10,625	10,625	32,403	31,438	239,473	1,771	324,564	4.24%	4.25%
93.458.000-2	Celulosa Arauco y Constitución S.A.	UF	Barau-J	1,939	—	5,818	5,818	5,818	186,141	—	1,939	203,595	3.23%	3.22%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-P	—	913	7,147	7,147	7,147	7,147	229,723	913	258,311	3.96%	3.96%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-Q	—	538	11,266	19,979	19,442	18,905	9,251	538	78,843	2.96%	2.98%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-R	—	1,610	6,439	6,439	6,439	6,439	272,750	1,610	298,506	3.57%	3.57%
—	Arauco Argentina S.A.	U.S. Dollar	Bono 144 A - Argentina	—	1,004	277,869	—	—	—	—	1,004	277,869	6.39%	6.38%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2019	15,205	—	36,250	36,250	533,483	—	—	15,205	605,983	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2a Emisión	2,734	—	134,257	—	—	—	—	2,734	134,257	7.50%	7.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	8,889	—	20,000	20,000	20,000	20,000	406,108	8,889	486,108	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2022	11,215	—	23,750	23,750	23,750	23,750	527,255	11,215	622,255	4.77%	4.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2024	9,375	—	22,500	22,500	22,500	22,500	590,928	9,375	680,928	4.52%	4.50%

			Total	49,357	5,836	555,921	152,508	670,982	316,320	2,275,488	55,193	3,971,219

December 31, 2015				Maturity							Total
Tax ID	Name	Currency	Name - Country Lease	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
85.805.200-9	Forestal Arauco S.A.	UF	Banco Santander	338	904	650	650	3,362	—	—	1,242	4,662	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco Scotiabank	1,303	4,370	4,875	4,875	6,059	—	—	5,673	15,809	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco Estado	361	1,160	1,471	1,471	1,957	—	—	1,521	4,899	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco de Chile	4,026	11,489	11,301	11,301	12,650	—	—	15,515	35,252	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco BBVA	1,814	5,344	4,490	4,490	3,374	—	—	7,158	12,354	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco Credito e Inversiones	557	1,672	2,129	2,129	3,008	—	—	2,229	7,266	0.00%	0.00%
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Santander	172	517	575	576	—	—	—	689	1,151	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Chile	262	704	824	824	365	—	—	966	2,013	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Credito e Inversiones	468	1,401	1,834	1,834	3,623	—	—	1,869	7,291	—	—

			Total	9,301	27,561	28,149	28,150	34,398	0	0	36,862	90,697

As part of the policy of Arauco , it considers compliance with all Accounts Payable , whether with related (see Note 13) or third parties , within a period not exceeding 30 days.

December 31, 2014				Maturity							Total
Tax ID	Name	Currency	Name - Country Loans with banks	to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type Amortization	Effective rate	Nominal rate
—	Flakeboard Company Limited	U.S. Dollar	J.P.Morgan - United States	—	30,433	61,919	60,644	55	—	—	30,433	122,618	Maturity	Libor +1.35%	Libor +1.35%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco BBVA - United States	30,105	—	15,154	—	—	—	—	30,105	15,154	(i) semmiannual; (k) semmiannual from 2011	Libor 6 monthly + 0.2%	Libor 6 monthly + 0.2%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Bancoestado NY	9,063	9,000	9,000	—	—	—	—	18,063	9,000	(i) semmiannual; (k) semmiannual from 2011	Libor 6 monthly + 0.2%	Libor 6 monthly + 0.2%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	—	22	299,223	—	—	—	—	22	299,223	Maturity	1.42%	1.42%
—	Alto Parana S.A.	Argentine Pesos	Banco Macro- Argentina	—	75	—	146	—	—	—	75	146	Maturity	15.25%	15.25%
—	Alto Parana S.A.	Argentine Pesos	Banco Galicia- Argentina	—	469	468	—	—	—	—	469	468	Maturity	15.25%	15.25%
—	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank	128	—	6,281	7,123	7,095	7,115	6,551	128	34,164	Maturity	Libor + 1.80%	Libor + 1.80%
—	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank	2,189	—	5,096	4,866	4,637	4,407	15,324	2,189	34,330	Maturity	Libor + 2.05%	Libor + 2.05%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Finnish Export Credit	48,487	—	70,569	67,723	64,876	62,030	194,683	48,487	459,882	semmiannual	3.20%	3.20%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Interamerican Development bank	6,267	—	10,612	10,382	10,153	9,923	37,397	6,267	78,467	semmiannual	Libor + 2.05%	Libor + 2.05%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Interamerican Development bank	645	—	20,273	21,115	21,087	21,107	20,545	645	104,126	semmiannual	Libor + 1.80%	Libor + 1.80%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Dnb Nor Bank	324	—	—	—	—	—	—	324	—	Maturity	Libor + 2.05%	Libor + 2.05%
—	Eufores S.A.	U.S. Dollar	Banco BBVA - Uruguay	9,119	3,015	—	—	—	—	—	12,134	—	Maturity	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco Republica Oriental de Uruguay	10,110	25,088	—	—	—	—	—	35,198	—	Maturity	Libor + 1.75%	Libor + 1.75%
—	Eufores S.A.	U.S. Dollar	Citibank	—	2,505	—	—	—	—	—	2,505	—	Maturity	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco HSBC- Uruguay	1,201	—	—	—	—	—	—	1,201	—	Maturity	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco Itau - Uruguay	5,062	5,003	—	—	—	—	—	10,065	—	Maturity	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Heritage	—	1,356	—	—	—	—	—	1,356	—	Maturity	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco Santander	—	20,111	—			—	—	20,111	—	Maturity	Libor + 2.00%	Libor + 2.00%
—	Arauco Do Brasil S.A.	Real	Banco ABC	32	—	1	62	—	—	—	32	63	Maturity	2.50%	2.50%
—	Arauco Do Brasil S.A.	Real	Banco Bradesco	101	—	—	—	—	—	—	101	—	Maturity	8.70%	8.70%
—	Arauco Do Brasil S.A.	Real	Banco Bradesco	2,266	3,220	—	—	—	—	—	5,486	—	Maturity	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Banco do Brasil - Brasil	140	—	177	17	1	—	—	140	196	Maturity	8.70%	8.70%
—	Arauco Do Brasil S.A.	Real	Banco do Brasil - Brasil	—	6,473	—	—	—	—	—	6,473	—	Maturity	9.80%	9.80%
—	Arauco Do Brasil S.A.	Real	Banco HSBC- Brasil	37	—	—	—	—	—	—	37	—	Maturity	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Banco HSBC- Brasil	136	—	11,319	—	—	—	—	136	11,319	Maturity	8.00%	8.00%
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	28	—	—	—	—	—	—	28	—	Monthly	4.50%	4.50%
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	26	—	6	—	—	—	—	26	6	Maturity	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	253	—	183	26	1	—	—	253	210	Maturity	8.70%	8.70%
—	Arauco Do Brasil S.A.	U.S. Dollar	Banco JP Morgan	—	8,972	—	—	—	—	—	8,972	—	Maturity	1.41%	1.41%
—	Arauco Do Brasil S.A.	Real	Banco Santander	166	—	18,865	—	—	—	—	166	18,865	Maturity	8.00%	8.00%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	50	—	32	5	—	—	—	50	37	Maturity	8.70%	8.70%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	62	—	14	114	—	—	—	62	128	Maturity	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Fdo. Desenvolvimiento Econom. - Brasil	51	—	—	62	—	—	—	51	62	Monthly	0.00%	0.00%
—	Arauco Florestal Arapoti S.A.	Real	Banco Itau	12	—	1	1	26	—	—	12	28	Maturity	2.50%	2.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Itau	56	—	—	—	—	172	—	56	172	Maturity	3.50%	3.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Itau	7	—	—	—	—	23	—	7	23	Maturity	3.50%	3.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Bradesco	11,825	—	—	—	—	93	—	11,825	93	Maturity	5.50%	5.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Votorantim	—	6	107	78	14	—	463	6	662	Maturity	0.50%	0.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Safra	109	—	—	—	—	350	—	109	350	Maturity	0.60%	0.60%
—	Arauco Forest Brasil S.A.	Real	Banco Bradesco	—	7,430	—	—	—	—	—	7,430	—	Maturity	5.50%	5.50%
—	Arauco Forest Brasil S.A.	Real	Banco Bradesco	—	10,369	—	—	—	—	—	10,369	—	Maturity	6.50%	6.50%
—	Arauco Forest Brasil S.A.	Real	Banco Bradesco	70	—	—	429	—	316	—	70	745	Maturity	6.00%	6.00%
—	Arauco Forest Brasil S.A.	Real	Banco Itau -Brasil	158	—	13	41	—	—	—	158	54	Maturity	4.75%	4.75%
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim - Brasil	46	—	107	78	14	2,508	—	46	2,707	Monthly	8.80%	8.80%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim - Brasil	6	—	12	5	—	403	—	6	420	Maturity	3.30%	3.30%
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim - Brasil	—	6	107	78	14	—	311	6	510	Maturity	5.00%	5.00%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito A	—	2	276	276	276	276	1,318	2	2,424	Maturity	7.91%	7.91%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito B	—	1	187	187	187	187	853	1	1,601	Maturity	8.91%	8.91%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Bndes Subcrédito C	4	—	89	89	89	89	555	4	909	Maturity	6.55%	6.55%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito D	1	—	235	235	235	235	1,032	1	1,974	Maturity	10.11%	10.11%
—	Arauco Forest Brasil S.A.	Real	Banco do Brasil - Brasil	1,145	—	—	—	—	—	—	1,145	—	Maturity	9.80%	9.80%
—	Arauco Forest Brasil S.A.	Real	Banco John Deere	305	—	—	—	—	—	—	305	—	Maturity	6.00%	6.00%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito E-I	24	—	537	537	537	537	8,912	24	11,058	Maturity	7.91%	7.91%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito F-J	17	—	363	363	363	363	5,469	17	6,919	Maturity	8.91%	8.91%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollar	Bndes Subcrédito G-K	61	—	172	172	172	172	4,589	61	5,276	Maturity	6.55%	6.55%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito H-L	22	—	457	457	457	457	6,240	22	8,069	Maturity	10.11%	10.11%

			Total	139,916	133,554	531,856	175,310	110,288	110,762	304,242	273,470	1,232,458

				Maturity							Total
Tax ID	Name	Currency	Name Country Bonds	To 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 Years ThU.S.$	2 to 3 Years ThU.S.$	3 to 4 Years ThU.S.$	4 to 5 Years ThU.S.$	More than 5 Years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type Amortization	Effective Rate	Nominal Rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	—	1,992	11,949	11,949	11,949	36,494	305,191	1,992	377,534	(i) semmiannual; (k) maturity	4.24%	4.25%
93.458.000-2	Celulosa Arauco y Constitución S.A.	UF	Barau-J	2,181	—	9,160	9,160	9,160	9,160	211,959	2,181	248,599	(i) semmiannual; (k) maturity	3.23%	3.22%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-P	—	1,027	8,038	8,038	8,038	8,038	262,316	1,027	294,469	(i) semmiannual; (k) maturity	3.96%	3.96%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-Q	604	—	2,417	12,676	22,482	21,878	31,683	604	91,137	(i) semmiannual; (k) maturity	2.98%	2.98%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-R	1,810	—	7,241	7,241	7,241	7,241	314,074	1,810	343,039	(i) semmiannual; (k) maturity	3.58%	3.57%
—	Alto Paraná S.A.	U.S. Dollar	Bono 144 A - Argentina	—	1,004	17,213	277,349	—	—	—	1,004	294,562	(i) semmiannual; (k) maturity	6.39%	6.38%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2019	15,205	—	36,250	36,250	36,250	532,713	—	15,205	641,463	(i) semmiannual; (k) maturity	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2a Emisión	2,734	—	9,375	134,189	—	—	—	2,734	143,564	(i) semmiannual; (k) maturity	7.50%	7.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 6a Emisión	—	373,848	—	—	—	—	—	373,848	—	(i) semmiannual; (k) maturity	5.64%	5.63%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	8,889	—	20,000	20,000	20,000	20,000	425,291	8,889	505,291	(i) semmiannual; (k) maturity	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2022	11,215	—	23,750	23,750	23,750	23,750	549,617	11,215	644,617	(i) semmiannual; (k) maturity	4.77%	4.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2024	9,937	—	22,500	22,500	22,500	22,500	601,109	9,937	691,109	(i) semmiannual;(k) maturity	4.52%	4.50%

			Total	52,575	377,871	167,894	563,104	161,371	681,774	2,701,241	430,446	4,275,384

				Maturity							Total
Tax ID	Name	Currency	Name Country Other Loans	To 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 Years ThU.S.$	2 to 3 Years ThU.S.$	3 to 4 Years ThU.S.$	4 to 5 Years ThU.S.$	More than 5 Years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type Amortization	Effective Rate	Nominal Rate
—	Flakeboard Company Limited	U.S. Dollar	Business New Brunswick	—	3,785	—	—	—	—	—	3,785	—	Maturity	—	4.30%
—	Flakeboard Company Limited	U.S. Dollar	SSM EDC	—	108	—	—	—	—	—	108	—	Maturity	—	1.80%

			Total	0	3,893	0	0	0	0	0	3,893	0

				Maturity							Total
Tax ID	Name	Currency	Name Country Lease	To 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 Years ThU.S.$	2 to 3 Years ThU.S.$	3 to 4 Years ThU.S.$	4 to 5 Years ThU.S.$	More than 5 Years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type Amortization	Effective Rate	Nominal Rate
85.805.200-9	Forestal Celco S.A.	UF	Banco Santander	979	2,089	883	883	485	—	—	3,068	2,250	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco Scotiabank	982	2,945	3,897	3,897	3,108	—	—	3,927	10,902	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco Estado	259	777	1,024	1,024	1,789	—	—	1,036	3,836	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco de Chile	3,241	9,904	9,011	9,011	7,097	—	—	13,145	25,119	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco BBVA	2,102	7,325	6,822	6,822	7,187	—	—	9,427	20,830	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	Chilean Pesos	Banco Santander	222	609	799	799	557	—	—	831	2,154	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	Chilean Pesos	Banco Chile	66	200	88	88	23	—	—	266	198	Monthly	—	—
—	Arauco Colombia S.A.	U.S. Dollar	Banco BBVA	—	3		—	—	—	—	3	—	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco Santander	—	3		—	—	—	—	3	—	Monthly	—	—

			Total	7,851	23,855	22,522	22,522	20,246	0	0	31,706	65,289

Guarantees

As of the date of these consolidated financial statements, Arauco has financial assets of approximately ThU.S.$49 that have been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.

As of December 31, 2015, the total assets pledged as an indirect guarantee were ThU.S.$853. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.

On September 29, 2011, Arauco entered into a Security Agreement under which it granted a non-joint guarantee limited to 50% of the obligations of the Uruguayan companies (joint operation) Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A., under the IDB Facility Agreement in the amount of up to ThU.S.$454,000 and the Finnevera Guaranteed Facility Agreement in the amount of up to ThU.S.$900,000. Both loan agreements were signed with the International Development Bank. Such guarantee is included in the table below, under indirect guarantees.

Direct and indirect guarantees granted by Arauco:

DIRECT
Subsidiary	Guarantee	Assets Pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	230	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	313	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	114	Directorate General of Maritime Territory and Merchant Marine
Arauco Forest Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	246	Banco Itaú BBA S.A.
Arauco Forest Brasil S.A.	Endorsement of ADB + Guarantee Letter AISA	—	U.S. Dollar	2,306	Banco Votorantim S.A.
Arauco Forest Brasil S.A.	Endorsement of ADB	—	U.S. Dollar	768	Banco Votorantim S.A.
Arauco Forest Brasil S.A.	Mortgage Industrial Plant of Jaguariaíva of Arauco do Brasil	Property plant and equipment	U.S. Dollar	39,262	BNDES
Arauco Forest Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	114	Banco Bradesco S.A.
Arauco Forest Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	617	Banco John Deere S.A.
Arauco Forest Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	117	Banco Santander S.A.
Arauco Forest Brasil S.A.	Endorsement of Arauco do Brasil	-	U.S. Dollar	768	Banco Votorantim S.A.
Arauco do Brasil S.A.	Equipamiento	Property plant and equipment	U.S. Dollar	136	Banco Votorantim S.A.
Arauco do Brasil S.A.	Equipamiento	Property plant and equipment	U.S. Dollar	853	Banco Itaú BBA S.A.
Arauco do Brasil S.A.	Equipamiento	Property plant and equipment	U.S. Dollar	379	Banco do Brasil S.A.
Arauco do Brasil S.A.	Equipamiento	Property plant and equipment	U.S. Dollar	168	Banco Votorantim S.A.
Arauco do Brasil S.A.	Equipamiento	Property plant and equipment	U.S. Dollar	327	Banco ABC Brasil S.A.
Arauco do Brasil S.A.	Equipamiento	Property plant and equipment	U.S. Dollar	177	Banco Santander S.A.
Arauco Florestal Arapoti S.A.	Equipamiento	Property plant and equipment	U.S. Dollar	171	Banco Itaú BBA S.A.
Arauco Florestal Arapoti S.A.	Equipment	Property plant and equipment	U.S. Dollar	329	Banco Safra S.A.
Arauco Florestal Arapoti S.A.	Equipment	Property plant and equipment	U.S. Dollar	768	Banco Votorantim S.A.
Arauco Bioenergía S.A.	Endorsement of Arauco do Brasil	—	Chilean Pesos	483	Minera Escondida Ltda.
Arauco Bioenergía S.A.	Guarantee letter	—	Chilean Pesos	221	Minera Spence S.A
Arauco Bioenergía S.A.	Guarantee letter	—	Chilean Pesos	121	CODELCO S.A.
		Total		48,988

INDIRECT
Subsidiary	Guarantee	Assets Pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Suretyship not supportive and cumulative	—	U.S. Dollar	566,474	Joint Operation (Uruguay)
Celulosa Arauco y Constitución S.A.	Full Guarantee	—	U.S. Dollar	270,000	Arauco Argentina (bondholders)
Celulosa Arauco y Constitución S.A.	Guarantee Letter	—	Brazilian Real	16,419	Arauco Forest Brasil y Mahal (Brasil)
		Total		852,893

23.11.3 Type of Risk: Market Risk – Exchange Rate

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

Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean Peso. This fluctuation range is considered possible given current market conditions as of the date of these financial statements. With all other variables at a constant rate, a U.S. Dollar exchange rate variation of +/- 10% in relation to the Chilean Peso would mean a change in the net income after tax +/- 4.09% (equivalent to ThU.S.$ +/- 15,301), and +/- 0.13% of equity (equivalent to ThU.S.$ +/- 9.181).

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian Real, which is considered a possible range of fluctuation given the market conditions as of the date of these financial statements. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian Real would mean a variation on the net income after tax +/- 0.43% (equivalent to ThU.S.$2,087) and a change on the equity of +/- 0.02% (equivalent to ThU.S.$1,252).

23.11.4 Type of Risk: Market Risk – Interest rate risk

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

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of December 31, 2015, 14.3% of the Company’s bonds and bank loans bear interest at variable rates. A change of +/- 10% in the interest rate is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 0.013% (equivalent to ThU.S.$-/+ 48) and +/- 0.0004% (equivalent to ThU.S.$-/+ 29) on equity.

Thousands of dollars	December 2015	Total
Fixed rate	3,689,719	85.7%
Bonds issued	3,180,334
Bank borrowings (*)	381,826
Government loans	0
Financial leasing	127,559
Variable rate	615,716	14.3%
Bonds issued	—
Loans with Banks	615,716
Total	4,305,435	100.0%

Thousands of dollars	December 2014	Total
Fixed rate	4,244,146	83.6%
Bonds issued	3,658,327
Bank borrowings (*)	484,931
Government Loans	3,893
Financial leasing	96,995
Variable rate	834,284	16.4%
Bonds issued	—
Loans with Banks	834,284
Total	5,078,430	100.0%

(*)	Includes variable rate bank borrowings changed by fixed rate swaps.

23.12.5 Type of Risk: Market Risk – Price of Pulp Risks

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

As of December 31 2015, revenue due to pulp sales accounted for 44.8% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

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

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean an EBITDA(1) annual variation of 15.72% (equivalent to MU.S.$215), on the income after tax and +/- 32.21% (equivalent to MU.S.$170) and +/- 1.47% (equivalent to MU.S.$102) on equity.

(1)Non gaap measure. Profit before financing cost, financial income, income taxes.

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

Arauco has seven plants, five in Chile, one in Argentina and one in Uruguay and they have a total production capacity of approximately 3.9 million tons per year. Pulp is sold in more than 45 countries, mainly in Asia and Europe.

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

Below, please find summarized information concerning the assets, liabilities and profits and losses at the end of each period, by segments. The profit (loss) of each segment informed takes into consideration that taxes and financial income and costs were not allocated to the above mentioned segments, and are shown as part of the Corporate’s segment:

Year ended December 31, 2015	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from external customers	2,363,973	785,939	116,368	1,847,272	33,188	0	5,146,740	0	5,146,740
Revenues from transactions with other operating segments	43,414	343	491,703	10,330	32,543	0	578,333	(578,333)	0

Finance income	0	0	0	0	0	50,284	50,284	0	50,284
Finance costs	0	0	0	0	0	(262,962)	(262,962)	0	(262,962)
Net finance costs	0	0	0	0	0	(212,678)	(212,678)	0	(212,678)

Depreciation and amortizations	231,916	30,133	18,211	109,313	3,913	6,659	400,145	0	400,145
Sum of significant income accounts	31	739	220,907	4,084	0	0	225,761	0	225,761
Sum of significant expense accounts	585	2,662	35,610	721	35	0	39,613	0	39,613

Profit (loss) of each reportable segment	455,190	89,142	137,829	175,317	1,815	(491,582)	367,711	0	367,711

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	0	0	0	0	0	5,572	5,572	0	5,572
Joint ventures	0	0	0	(470)	0	1,646	1,176	0	1,176

Income tax expense	0	0	0	0	0	(129,694)	(129,694)	0	(129,694)

Geographical information on revenues
Revenue – Chilean entities	1,913,303	724,705	68,986	601,280	597	0	3,308,871	0	3,308,871
Revenue – Foreign entities	450,670	61,234	47,382	1,245,992	32,591	0	1,837,869	0	1,837,869
Total Ordinary Income	2,363,973	785,939	116,368	1,847,272	33,188	0	5,146,740	0	5,146,740

Year ended December 31, 2015	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets (*)
Acquisition of property,plant and equipment and biological assets	199,094	14,059	155,872	80,132	1,754	7,001	457,912	0	457,912
Acquisition and contribution of investments in associates and joint venture	0	0	814	0	0	0	814	0	814

Year ended December 31, 2015	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	5,172,095	125,446	5,471,322	2,248,688	31,679	806,219	13,855,449	(48,542)	13,806,907
Segments assets (excluding deferred tax assets)	5,172,095	125,446	5,471,322	2,248,688	31,679	665,968	13,715,198	(48,542)	13,666,656
Deferred tax assets	0	0	0	0	0	140,251	140,251	0	140,251
Investments accounted through equity method
Associates	0	0	121,359	0	0	119,781	241,140	0	241,140
Joint Ventures	0	0	0	3,573	0	20,099	23,672	0	23,672
Segment liabilities	318,880	25,334	147,432	244,629	11,526	6,412,661	7,160,462	0	7,160,462
Segments liabilities (excluding deferred tax liabilities)	0	0	0	0	0	4,657,133	4,657,133	0	4,657,133
Deferred tax liabilities	0	0	0	0	0	1,755,528	1,755,528	0	1,755,528

Geographical information on non-current assets (**)
Chile	2,565,307	945	3,536,372	757,991	30	207,280	7,067,925	(2,955)	7,064,970
Foreign countries	1,782,286	14,902	1,348,177	721,022	23,406	200,224	4,090,017	0	4,090,017
Non-current assets, Total	4,347,593	15,847	4,884,549	1,479,013	23,436	407,504	11,157,942	(2,955)	11,154,987

Year ended December 31, 2014	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from external customers	2,343,020	873,493	148,517	1,943,711	33,902	0	5,342,643	0	5,342,643
Revenues from transactions with other operating segments	50,015	3	457,527	10,065	34,327	0	551,937	(551,937)	0

Finance income	0	0	0	0	0	30,772	30,772	0	30,772
Finance costs	0	0	0	0	0	(246,473)	(246,473)	0	(246,473)
Net finance costs	0	0	0	0	0	(215,701)	(215,701)	0	(215,701)

Depreciation and amortizations	185,121	31,842	14,145	109,745	3,901	8,680	353,434	0	353,434
Sum of significant income accounts	5,442	161	321,971	882	0	0	328,456	0	328,456
Sum of significant expense accounts	0	0	31,513	0	0	0	31,513	0	31,513

Profit (loss) of each reportable segment	440,367	154,525	177,974	150,323	13,885	(500,184)	436,890	0	436,890

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	0	0	0	0	0	6,958	6,958	0	6,958
Joint ventures	0	0	0	3	0	520	523	0	523

Income tax expense	0	0	0	0	0	(155,935)	(155,935)	0	(155,935)

Geographical information on revenues
Revenue – Chilean entities	2,025,811	802,675	83,823	666,790	1,538	0	3,580,637	0	3,580,637
Revenue – Foreign entities	317,209	70,818	64,694	1,276,921	32,364	0	1,762,006	0	1,762,006
Total Ordinary Income	2,343,020	873,493	148,517	1,943,711	33,902	0	5,342,643	0	5,342,643

Year ended December 31, 2014	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets
Acquisition of property,plant and equipment and biological assets	303,918	14,388	178,748	112,365	1,489	1,127	612,035	0	612,035
Acquisition and contribution of investments in associates and joint venture	0	0	0	1,882	0	0	1,882	0	1,882

Year ended December 31, 2014	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	5,206,856	597,204	5,436,050	2,151,687	34,344	1,362,947	14,789,088	(41,191)	14,747,897
Segments assets (excluding deferred tax assets)	5,206,856	597,204	5,436,050	2,151,687	34,344	1,204,664	14,630,805	(41,191)	14,589,614
Deferred tax assets	0	0	0	0	0	158,283	158,283	0	158,283
Investments accounted through equity method
Associates	0	0	174,782	5,830	0	126,460	307,072	0	307,072
Joint Ventures	0	0	0	0	0	18,973	18,973	0	18,973
Segment liabilities	341,498	69,491	171,951	233,063	13,385	7,103,773	7,933,161	0	7,933,161
Segments liabilities (excluding deferred tax liabilities)	341,498	69,491	171,951	233,063	13,385	5,346,624	6,176,012	0	6,176,012
Deferred tax liabilities	0	0	0	0	0	1,757,149	1,757,149	0	1,757,149

Geographical information on non-current assets (**)
Chile	2,633,773	294,317	3,480,005	598,526	80	205,774	7,212,475	74	7,212,549
Foreign countries	1,796,802	16,433	1,288,915	842,288	25,535	424,660	4,394,633	0	4,394,633
Non-current assets, Total	4,430,575	310,750	4,768,920	1,440,814	25,615	630,434	11,607,108	74	11,607,182

Below, please find data regarding the cash flows per segment, which data is presented in a supplemental manner, as follow-up pursuant to local requirements:

Year ended December 31, 2015	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment Cash Flows
Cash Flows from (used in) Operating Activities	605,756	135,322	252,702	255,262	2,722	(398,114)	853,650	0	853,650
Cash flows (used in) investing activities	(202,473)	(12,645)	(142,879)	(84,671)	(1,790)	(33,322)	(477,780)	0	(477,780)
Cash flows from (used in) Financing Activities	(60,395)	0	(2,003)	(151,395)	0	(598,383)	(812,176)	0	(812,176)
Net increase (decrease) in Cash and Cash Equivalents	342,888	122,677	107,820	19,196	932	(1,029,819)	(436,306)	0	(436,306)

Year ended December 31, 2014	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment Cash Flows
Cash Flows from (used in) Operating Activities	588,293	185,276	296,349	211,018	6,527	(302,288)	985,175	0	985,175
Cash flows (used in) investing activities	(310,125)	(4,997)	(78,409)	(113,321)	(1,489)	(146,817)	(655,158)	0	(655,158)
Cash flows from (used in) Financing Activities	(52,631)	0	83,975	11,623	0	(50,852)	(7,885)	0	(7,885)
Net increase (decrease) in Cash and Cash Equivalents	225,537	180,279	301,915	109,320	5,038	(499,957)	322,132	0	322,132

Information required by geographic area:

	Geographical area
2015	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues	3,308,870	481,881	378,719	787,037	190,233	5,146,740
Revenues quarter October-December 2015	760,259	134,715	68,643	183,506	59,666	1,206,789
Non-current Assets at 12-31-2015 other than tax deferred	6,986,237	978,285	872,378	364,889	1,812,948	11,014,737

	Geographical area
2014	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues	3,580,637	436,524	481,275	774,805	69,402	5,342,643
Revenues quarter October -december 2014	918,978	108,846	118,440	178,306	59,704	1,384,274
Non-current Assets at 12-31-2014 other than tax deferred	7,133,974	977,784	1,245,162	352,862	1,739,117	11,448,899

NOTE 25.	OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

Current non-financial assets	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Roads to amortize current	47,731	77,359
Prepayment to amortize (insurance + others)	20,398	23,407
Recoverable taxes (Relating to purchases)	62,468	71,834
Other current non-financial assets	3,359	5,128
Total	133,956	177,728

Non current non-financial assets	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Roads to amortize, non current	111,319	91,871
Guarantee values	2,635	3,489
Recoverable taxes	7,767	3,102
Other non current non-financial assets	3,795	2,632
Total	125,516	101,094

Current non-financial liabilities	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Provision of minimum dividend (1)	102,305	99,160
ICMS tax payable	6,172	19,020
Other tax payable	19,442	15,297
Other Current non-financial liablilities	3,804	2,839
Total	131,723	136,316

(1)	Provision includes a minimum dividend of subsidiary minority.

Non current non-financial liabilities	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
ICMS tax payable	45,365	56,815
Other non-current non financial liablilities	1,876	5,181
Total	47,241	61,996

NOTE 26.	DISTRIBUTABLE NET INCOME AND EARNINGS PER SHARE

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

The following table details the adjustments made for the determination of distributable net income as December 31, 2015 and 2014 in order to determine the provision of 40% of the distributable net income for each year:

Distributable Net Income ThU.S.$
Net income attributable to owners of parent at 12-31-2015	362,689
Adjustments:
Biological Assets
Unrealized gains/losses	(205,527)
Realized gains/losses	203,730
Deferred income taxes	(3,889)
Total adjustments	(5,686)
Distributable Net Income at 12-31-2015	357,003

Distributable Net Inceme ThU.S.$
Net income attributable to owners of parent at 12-31-2014	139,803
Adjustments
Biological Assets
Unrealized	(278,884)
Realized	237,272
Deferred income taxes	9,354
Total Biological Assets (net)	(32,258)
Deferred Tax effect of tax rate change (attributable to owners of parent) (*)	292,155
Total adjustments	259,897
Distributable Net Income at 12-31-2014	399,700

(*)	The Superintendency of Securities and Insurance (SVS), issued Circular No. 856 on October 17, 2014 which instructs regulated entities to record in its statutory financial statements differences in deferred taxes arising as a direct effect of the increase in the tax rate to equity as stated by Law 20,780. The impact of this circular has been incorporated in the statutory financial statements which are used to determine the distributable income. This circular differs from International Financial Reporting Standards (IFRS) which require the impact to be recorded as part of the income statement.

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

As of December 31, 2015, in the Classified Statement of Financial Position, under the line item Other Ordinary Non-Financial Liabilities, for an amount of ThU.S.$131,723, there are a total of ThU.S.$99,211 which correspond to a provision for the minimum dividend for the parent company for the 2015 period, after discounting the distribution of a provisional dividend of ThU.S.$43,580, paid to shareholders in December 2015.

Basic and diluted earnings per share

Basic earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

	January-December
	2015	2014
	ThU.S.$	ThU.S.$
Profit or loss attributable to ordinary equity holder of parent	362,689	139,803
Weighted average of number of shares	113,159,655	113,159,655
Basic earnings per share (in U.S.$ per share)	3.21	1.24

NOTE 27.	SUBSEQUENT EVENTS

The authorization for the issuance and publication of these consolidated financial statements for the period ended December 31, 2015 was approved by the Board of Directors of Arauco on April 26, 2016.

Subsequent to December 31, 2015 and until the date of issuance of these consolidated financial statements, there have been no events, other than those discussed above, that could materially affect the presentation of these financial statements.