Form 20-F
period 2016-12-31
ARAUCO & CONSTITUTION PULP INC
filed 2017-04-28
CIK 1004156

As filed with the Securities and Exchange Commission on April 28, 2017

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR

15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

N/A

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer	☐	Accelerated Filer	☐

Non-Accelerated Filer	☒	Emerging Growth Company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statement included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

Unless otherwise specified, all references to “$,” “U.S.$,” “U.S. dollars” or “dollars” are to United States dollars; references to “Chilean pesos” or “Ch$” are to Chilean pesos; references to “Argentine pesos” or “AR$” are to Argentine pesos; references to “Brazilian reais” “Brazilian reals” or “R$” are to Brazilian reais; references to “€” or “euro” are to the euro, the single European currency established pursuant to the European Economic and Monetary Union; references to “Rubles” are to Russian rubles; and references to “UF” are to Unidades de Fomento. The UF is a unit of account that is linked to, and adjusted daily to reflect changes in, the Chilean consumer price index reported by the Instituto Nacional de Estadísticas (Chilean National Institute of Statistics). As of December 31, 2016, one UF equaled U.S.$39.36 and Ch$26,347.96.

PRESENTATION OF FINANCIAL DATA

This report includes the audited consolidated statement of financial position of Arauco and our subsidiaries as of December 31, 2016, and 2015 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years for the period ended December 31, 2016 (collectively, the “audited consolidated financial statements” or “financial statements”). In addition, this report includes selected financial information as of and for the periods ended December 31, 2012, 2013, 2014, 2015 and 2016.

For your convenience, this annual report contains certain translations of Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, the U.S. dollar equivalent for information in Chilean pesos is based on the observed exchange rate reported by Banco Central de Chile, which we refer to as the “Central Bank of Chile” or the “Central Bank.” The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. On December 31, 2016, the observed exchange rate for Chilean pesos, as published in the Diario Oficial de la República de Chile (Official Gazette) on January 3, 2017, was Ch$669.47 to U.S.$1.00, and on April 25, 2017, the observed exchange rate was Ch$660.04 to U.S.$1.00. See “Exchange Rates.” You should not construe these translations as representations that the Chilean peso amounts actually represent such dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. Unless otherwise specified, references to the devaluation or the appreciation of the Chilean peso against the U.S. dollar are in nominal terms (without adjusting for inflation) based on the observed exchange rates published by the Central Bank of Chile for the relevant period.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial information as of December 31, 2012, 2013, 2014, 2015 and 2016 and for each of the five years then ended is derived from, should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements which have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

	As of and for the year ended December 31,
	2016	2015	2014	2013	2012
	(in thousands of U.S. dollars, except ratios and share data)
INCOME STATEMENT DATA
Revenue	4,761,385	5,146,740	5,342,643	5,145,500	4,298,663
Cost of sales	(3,498,905)	(3,511,425)	(3,654,146)	(3,557,210)	(3,163,432)
Gross profit	1,262,480	1,635,315	1,688,497	1,588,290	1,135,231
Other income	257,863	273,026	368,924	385,055	408,251
Distribution costs	(496,473)	(528,470)	(556,837)	(523,587)	(452,760)
Administrative expenses	(474,469)	(551,977)	(550,809)	(544,694)	(479,625)
Other expenses	(77,415)	(83,388)	(138,769)	(136,812)	(105,325)
Other gains (losses)	—	—	—	—	16,133
Finance income	29,701	50,284	30,772	19,062	23,476
Finance costs	(258,467)	(262,962)	(246,473)	(232,843)	(236,741)
Share of profit (loss) of associates and joint ventures accounted for using equity method	23,939	6,748	7,481	6,260	18,933
Exchange rate differences	(3,935)	(41,171)	(9,961)	(11,797)	(17,245)
Income before income tax	263,224	497,405	592,825	548,934	310,328
Income tax	(45,647)	(129,694)	(448,652)	(130,357)	(166,787)

Net income	217,577	367,711	144,173	418,577	143,541
BALANCE SHEET DATA
Current assets	2,722,360	2,686,412	3,140,715	2,808,321	2,785,517
Property, plant and equipment	6,919,495	6,896,396	7,119,583	7,137,467	6,816,742
Biological assets (1)	3,898,991	3,826,597	3,846,353	3,892,203	3,873,070
Total assets	14,006,181	13,670,391	14,593,214	14,335,106	14,116,747
Total current liabilities	1,346,064	1,034,251	1,547,086	1,682,016	1,546,728
Total non-current liabilities	5,660,834	5,989,695	6,231,392	5,608,550	5,604,260
Issued capital	353,618	353,618	353,618	353,618	353,176
Total equity	6,999,283	6,646,445	6,814,736	7,044,540	6,965,759
CASH FLOW DATA
Net cash flow from operating activities	773,584	853,650	985,175	897,720	442,394
Net cash flow from investing activities	(640,212)	(477,780)	(655,158)	(687,620)	(1,345,849)
Net cash flow from financing activities	(38,484)	(812,176)	(7,885)	(7,776)	1,055,482

Net (decrease) increase in cash and equivalents before effect of exchange rate changes	94,888	(436,306)	322,132	202,324	152,027
OTHER FINANCIAL DATA
Capital expenditures (2)	556,633	564,795	604,155	942,638	1,186,374
Depreciation and amortization	409,387	400,145	353,434	298,647	252,381
Fair value cost of timber harvested (3)	340,199	306,673	353,273	320,894	311,821
EBIT (3)	491,990	710,083	808,526	762,715	523,593
Adjusted EBITDA (3)	1,052,142	1,282,443	1,272,209	1,143,382	861,745
Adjusted EBITDA (3)/finance costs	4.07	4.88	5.16	4.91	3.64
Adjusted EBITDA (3)/revenue	22.1%	24.9%	23.8%	22.2%	20.0%
Average debt (4)/Adjusted EBITDA (3)	4.18	3.66	3.97	4.37	4.80
Total debt (5)	4,481,003	4,305,435	5,078,430	5,026,494	4,962,116
Total debt (5)/capitalization (6)	39.0%	39.3%	42.7%	41.6%	41.6%
Total debt (5)/equity attributable to parent company	64.4%	65.1%	75.0%	71.9%	72.0%
Working capital (7)	1,376,296	1,652,161	1,593,629	1,126,305	1,238,789
Number of shares	113,159,655	113,159,655	113,159,655	113,159,655	113,152,446
Net income per share (U.S.$ per share)	1.9	3.2	1.2	3.4	1.2
Dividends paid	130,624	143,003	141,089	140,054	196,816
Dividends per share (U.S.$ per share)	1.15	1.26	1.25	1.24	1.74

(1)	Biological assets refer to our forests and long-standing trees (current and non-current).
(2)	Includes capital expenditures in respect of property, plant and equipment and biological assets accrued for the period. Excludes acquisitions of companies.
(3)	We calculate EBIT as “net income” before “finance costs,” “finance income” and “income tax.” We calculate EBITDA as EBIT, plus “depreciation and amortization.”

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

The following table presents, for the periods indicated, the reconciliation of EBIT, EBITDA and Adjusted EBITDA to net income.

	As of and for the year ended December 31,
	2016	2015	2014	2013	2012
	(in thousands of U.S. dollars)
Net income	217,577	367,711	144,173	418,577	143,541
(+) Finance costs	258,467	262,962	246,473	232,843	236,741
(-) Finance income	(29,701)	(50,284)	(30,772)	(19,062)	(23,476)
(+) Income Tax	45,647	129,694	448,652	130,357	166,787
Adjusted EBIT	491,990	710,083	808,526	762,715	523,593
(+) Depreciation and amortization(*)	409,387	400,145	353,434	317,647	252,381
EBITDA	901,377	1,110,228	1,080,362	1,061,362	775,974
(+) Fair value cost of timber harvested	340,199	306,673	353,273	320,894	311,821
(-) Gain from changes in fair value of biological assets	(208,562)	(210,479)	(284,497)	(269,671)	(243,295)

(+) Exchange rate differences	3,935	41,171	9,961	11,797	17,245
(+) Others(**)	15,193	34,850	31,512	—	—

Adjusted EBITDA	1,052,142	1,282,443	1,272,209	1,143,382	861,745

(*)	See Note 3 of our audited consolidated financial statements for more detail on amortization and depreciation.
(**)	“Others” includes other non-cash expenses or gains. For 2016, 2015, and 2014 “Others” included provision for forestry losses.

(4)	Average debt is calculated as the average of total debt between the beginning and the end of the applicable year.
(5)	Total debt is calculated as the sum of other current financial liabilities and other non-current financial liabilities, less hedging instruments.
(6)	Capitalization is calculated as total debt, including accrued interest, plus total equity.
(7)	Working capital is calculated by subtracting current liabilities from current assets.

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

	Daily Observed Exchange Rate
Year Ended December 31,	High	Low	Average(1)	Period- End
	Ch$ per U.S.$
2012	519.69	469.65	486.59	479.96
2013	533.95	466.50	495.18	524.61
2014	621.41	527.53	570.34	606.75
2015	715.66	597.10	654.66	710.16
2016	730.31	645.22	676.67	669.47
Months (2016-2017)
November	679.24	650.72	666.46	673.54
December	677.11	649.40	666.97	669.47
January	673.36	646.19	660.09	646.19
February	648.88	638.35	643.34	648.88
March	669.52	650.98	661.86	663.97
April (through April 25)	663.97	647.47	654.61	660.04

Source: Central Bank of Chile

(1)	For each year, the average of the month-end exchange rates for the relevant year. For each month, the average daily exchange rate for the relevant month.

On April 25, 2017, the observed exchange rate, as published in the Official Gazette on April 26, 2017, was Ch$660.04 to U.S.$1.00.

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

Forward-looking statements involve inherent risks and uncertainties. These forward-looking statements are based on current plans, estimates and projections; therefore, readers should not place undue reliance on them. Actual results could differ materially from those projected in such forward-looking statements because of various factors that may be beyond our control, including but not limited to our ability to service our debt, fund our working capital requirements, comply with financial covenants in certain of our debt instruments, fund and implement our capital expenditure programs and maintain our relationships with customers, as well as a change in control, the effects on us from competition, future demand for forestry and timber products in the Chilean, Argentine, Brazilian, Uruguayan and North American export markets, international prices for forestry and sawn timber, the condition of our forests, possible shortages of energy, including electricity, the state of the Chilean and world economies and manufacturing industries, the relative value of the Chilean peso compared to other currencies, inflation, increases in interest rates, the effects of earthquakes, floods, tsunamis or other catastrophic events and changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities. Forward-looking statements in this annual report speak only as of their dates, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

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

Prices for many of the products we sell can fluctuate significantly. The price of commodities such as pulp and sawn timber products are highly correlated with international prices, while panelboards are more closely correlated with local prices. Consequently, the prices that we are able to charge for these products are highly dependent on prevailing international and local prices. Historically, such prices have been subject to substantial variation.

During the period from January 1, 2012 to December 31, 2016, the average price for Norscan bleached softwood kraft market pulp (pulp produced in North American, Nordic and Central European countries and sold to manufacturers of paper products delivered in Northern Europe, or “NBSK”), which is the benchmark for softwood bleached pulp, ranged from a low of U.S.$762.18 per tonne in September 2012 to a high of U.S.$933.68 per tonne in November 2014. NBSK prices averaged U.S.$814.35 per tonne in 2012, and U.S.$856.91 per tonne in 2013. Throughout 2014, NBSK prices maintained a steady upward trend, reaching U.S.$932.15 per tonne in mid-January 2015, mainly driven by increased demand from China. Throughout 2015 and during the first half of 2016, NBSK prices followed a downward trend, decreasing to U.S.$789.2 per tonne at the end of April 2016, as China began to change its economic structure from export-driven growth to domestic-demand-driven growth. In addition, the price gap between both fibers increased, creating incentives for pulp customers to switch from softwood to hardwood, and adding downward pressure to prices. For the remainder of 2016, prices slightly recovered and finally stabilized, ending the year at U.S.$808.83 per tonne.

In the case of bleached hardwood kraft pulp (pulp made from eucalyptus or birch which is sold in Europe, which is the benchmark for Bleached Eucalyptus Kraft Pulp, or “BEKP”), prices ranged from a low of U.S.$648.85 per tonne in January 2012 to a high of U.S.$820.91 per tonne in June 2013. In 2014, two new short fiber pulp mills entered the market with a combined annual production capacity of 2.8 million tonnes. The additional supply caused BEKP prices to decline during the first nine months of 2014, reaching its lowest price at U.S.$724.27 per tonne in September 2015. Thereafter, BEKP began an upward trend, reaching U.S.$811.17 per tonne in November 2015, following increased demand, particularly from China, which was able to absorb the increased supply. However, the expectation of additional supply during 2016 and especially in 2017 continued to place downward pressure on prices, which reached their lowest level of 2016 in December 2016, at U.S.$652.58 per tonne. A new pulp mill located in Indonesia began its ramp-up in November 2016. With an annual capacity of 2.8 million tonnes, it is currently the largest pulp mill worldwide. As the ramp-up of new capacity has been delayed, pulp prices have started to increase during the first part of 2017, reaching U.S.$722.11 per tonne at the end of March 2017.

Although timber products markets improved until mid-year 2015, new competition from countries with depreciated currencies increased supply to our traditional markets, such as North America, which caused average prices to decrease. Markets recovered during 2016, although Latin American exports continued to affect prices in countries such as the United States. The North American market showed an improvement in the construction sector, which provided steady demand.

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

The global economy, and in particular global industrial production, is the primary driver of demand for pulp, paper and timber products. Global industrial production dropped during the second half of 2008 and first half of 2009 due to the financial crisis and global economic conditions, resulting in a significant and widespread contraction in demand for pulp, paper and timber products. Due to this downturn in global industrial production, our pulp segment experienced significant price declines in the last quarter of 2008 and the first quarter of 2009, which severely affected our results. In addition, the significant downturn in the home-building industry in the United States and Europe resulted in increased inventories of available new homes, significant declines in home prices, loss of home-equity values and loss of consumer confidence and demand. As a result of these events, our plywood and panel sales were adversely affected, continuing a downward trend both in volume and price across all markets. Our medium-density fiberboard molding sales also experienced a sharp decline in volume mainly due to lower activity in the United States and Canadian construction markets. Our timber segment, which is also highly dependent on the strength of the home-building industry, experienced decreases in its prices of and demand for its products. The decrease in demand of sawn timber due primarily to the credit crisis and downturn in the real estate market in the United States resulted in our decision to close five sawmills in 2008 and 2009.

A decrease in the level of activity in either the domestic or the international markets within which we operate could adversely affect the demand and the price of our products and thus our cash flows and operational and financial results.

The financial and economic crisis that affected several European countries between 2009 and 2012 caused a general economic downturn in Europe, which negatively affected the banking and credit systems, employment and production. Thus, demand and prices for pulp and timber declined in the European market.

The devaluation of the Chinese Yuan during the third quarter of 2015 increased volatility in the markets and resulted in a decline in global demand for commodities. Also in 2015, the currencies of several countries depreciated, such as the Canadian dollar, the euro, the Chilean peso, the Brazilian real and the Argentine peso resulting in increased competition in exports, which in turn negatively impacted the average price of our timber products. A similar trend continued throughout 2016, although certain of these currencies recovered compared to the previous year.

Export sales of our timber products to Asia accounted for 8.3% of our revenue in 2016 compared to 9.1% in 2015 and 13.7% in 2014, and export sales of our timber products to North America accounted for 23.4% of our revenue in 2016 compared to 23.2% in 2015 and 21.7% in 2014.

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

In 2016, export sales, defined as sales out of the country where our goods were produced, accounted for 62.8% of our total revenues. During this period, 51.9% of our export sales were to customers in Asia and Oceania, 21.0% to customers in North America, 10.9% to customers in Europe, 10.0% to customers in Central and South America and 6.2% to customers in other countries. As a result, our results of operations and cash flows depend, to a significant degree, on economic, political and regulatory conditions in our principal export markets. Our ability to compete effectively in our export markets could be materially and adversely affected by a number of factors beyond our control, including deterioration in macroeconomic conditions, exchange rate volatility, government subsidies and the imposition of increased tariffs or other trade barriers. If our ability to sell our products competitively in one or more of our principal export markets were impaired by any of these developments, it might be difficult to re-allocate our products to other markets on equally favorable terms and our business, financial condition, results of operations and cash flows might be adversely affected.

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

We have been subject to a number of environmental administrative and judicial proceedings in Chile, including proceedings related to the Valdivia Mill, the Arauco Mill, the Nueva Aldea complex, the Licancel Mill and the Constitución Mill. As a result of these proceedings, we have been subject to monetary fines as well as sanctions, including orders to suspend or limit our operations. The operations of the Valdivia Mill recently became subject to the Secondary Water Quality Standard for the Valdivia River Basin (hereinafter, the “Norm” or “SWQSVR”). The Valdivia Mill discharges its treated effluents into the Cruces River, which is part of the Valdivia River Basin. We cannot exclude that the authority declare that the Basin is contaminated and thus initiate an administrative procedure to enact a decontamination plan, which may include limits on discharges of wastewater applicable to the Valdivia Mill.

Arauco expressed concerns, among others, regarding various aspects of the Norm’s General Environmental and Social Impact Assessment (AGIES, for its acronym in Spanish), prior to its enactment. These objections included the lack of identification and consideration for the effective economic and social costs resulting from the adoption of the Norm. Other objections include that the

Norm’s parameters and limits exceed the reviewed water quality criteria enforced by reference countries in both quantity and stringency; and that many of the parameters and limits are not technically or environmentally reasonable. The Company challenged the validity of the Norm before the Third Environmental Court in January 2016. Several technical, economical and legal reports from third parties (scientists, economists and attorneys from different countries) were filed to support the challenge. Other local actors challenged the Norm as well, such as Corporación para el Desarrollo de la Región de Los Rios (Association for the Development of Los Rios Region) CODEPROVAL (for its acronym in Spanish) and the local company Forestal Calle Calle S.A. The Third Environmental Court ruled in our favor on September 29, 2016, declaring the invalidity of the Norm. This decision was challenged by the government before the Supreme Court and a final ruling is expected during 2017.

In the United States, our Moncure mill was subject to an administrative proceeding by the North Carolina Department of Environment and Natural Resources. We negotiated a settlement (Special Order by Consent) in 2015 with the Environmental Management Commission (an agency of the state of North Carolina), which included a monetary fine and an agreement to replace certain emissions control equipment. We expect that the administrative proceeding to be closed by October 1, 2018. In 2016, the Moncure mill was subject to an administrative proceeding for alleged infringements by the North Carolina Department of Environmental Quality (NCDEQ), which is currently ongoing. Corrective actions have been either proposed or executed, including ongoing training, the installation of alarms/interlocks and the installation of certain control devices. These actions are expected to begin and/or be completed by the end of 2017. Our Eugene, Oregon mill was subject to an administrative proceeding by the Lane Regional Air Protection Agency. We negotiated a settlement that included monetary fines and an agreement to implement improvements to certain emissions control equipment and processes. Additional proceedings, enforcement actions or claims related to compliance with environmental requirements or alleged environmental damages may also be brought against us in the future. Any such proceedings or claims may have an adverse effect on our business, financial condition, results of operations and cash flows. See “Item 3. Key Information—Risk Factors—Risks Relating to Us and the Forestry Industry—Environmental concerns led to the temporary suspension of our operations at the Valdivia Mill in 2005, which adversely affected, and in the future may continue to adversely affect, our business, financial condition, results of operations and cash flows.”

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

Until October 2007, our Valdivia Mill was under the jurisdiction of the COREMA of the Tenth Region of Chile, but due to a change in legislation creating two additional administrative regions in Chile, our Valdivia Mill became subject to the jurisdiction of the COREMA of the Fourteenth Region of Chile. In February 2009, as previously required by the COREMA of the Tenth Region of Chile, we submitted an environmental impact study for the construction of a pipeline to discharge the Valdivia Mill’s wastewater in the Pacific Ocean near Punta Maiquillahue, complying with the requirement that such wastewater be discharged in a body of water other than the Cruces River, the Carlos Anwandter Nature Sanctuary or their respective sources. In February 2010, through Exempt Resolution No. 27/2010, the COREMA approved this environmental impact study subject to additional conditions, certain of which we challenged before the Directive Council primarily because they would have prohibited the discharge of wastewater into the Cruces River under any circumstance, including emergencies. On October 23, 2012, the Committee of Ministers passed Exempt Resolution No. 1052, which upheld in part our appeal in permitting the discharge into the Cruces River upon the occurrence of certain contingencies that may affect the normal functioning of the conduction system and/or outfall, including bombings or sabotage, natural disasters, or accidents caused by third parties. On March 29, 2010, two Chilean individuals filed a recurso de participación ciudadana (reclamation action) before the COREMA of the Fourteenth Region of Chile, challenging Exempt Resolution No. 27/2010. On April 30, 2013, the Committee of Ministers passed Exempt Resolution No. 391, which upheld in part such reclamation action, modifying certain paragraphs of Exempt Resolution No. 27/2010 (establishing effluent discharge limits for 13 parameters). According to Chilean law, the environmental permit shall expire five years after its issuance, provided that the execution of the respective project had not begun. However, on May 16, 2014, the regional environmental authority issued letter No. 165 in which it recognized that although we have not yet carried out physical works with respect to the project, we have carried out systematic, uninterrupted and permanent activities towards its execution.

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

In April 2005, the Consejo de Defensa del Estado (National Defense Council), the Chilean national agency that institutes legal proceedings on behalf of the Chilean government, instituted a civil lawsuit seeking reparations, damages and indemnification from us for environmental harm caused in the Carlos Anwandter Nature Sanctuary allegedly caused by effluent discharges from our Valdivia Mill. On July 27, 2013, a civil court of Valdivia ruled that the alleged environmental events were mainly caused by the Valdivia Mill. We decided not to appeal this ruling, in order to create the conditions to shortly begin an effective implementation of measures in favor of that Nature Sanctuary, without the delay of further legal action. In April 2014, we agreed with and paid the National Defense Council an indemnification amount of approximately U.S.$5,000,000. This indemnification is in addition to another U.S.$5,000,000, which will be designated for social programs for the benefit of the community of Valdivia. There were four additional measures ordered by the ruling (though not included in the agreement with the National Defense Council), which were discussed by the members of the Consejo Científico Social (Social Council), which includes representatives from Arauco, the National Defense Council, academic institutions, NGOs and public authorities. These measures are: (i) conducting a study, within one year, undertaken by an interdisciplinary committee of experts, about the current status of the wetland (which has already been completed); (ii) creating an artificial sentinel wetland for representative species, upriver from the discharge of effluents; (iii) implementation of a monitoring program of environmental impact, within a five-year period; and (iv) creating a new research center focused on wetlands (Centro de Investigación de Humedales). The National Defense Council and Arauco have agreed upon the manner in which these measures have been implemented.

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

We are also subject to certain administrative proceedings as a result of a pipe leakage in the Nueva Aldea Mill in 2013, the death of fish in the Cruces River in January 2014, close to the Valdivia Mill effluent discharge, and a pipe leakage in the Arauco Mill in February 2016, all of which are currently under investigation by the competent authorities. In addition, in 2016 the Superintendence of the Environment initiated four administrative proceedings against the Valdivia, Nueva Aldea, Licancel and Constitución mills. The proceedings against the Valdivia Mill are ongoing, and may result in material administrative fines or sanctions, the revocation of environmental authorizations or the temporary or permanent closure of facilities. The Nueva Aldea and Constitución mills decided to submit compliance programs according to applicable regulations, both of which were approved by the Superintendence of the Environment. These programs require the mills to implement actions and/or make certain investments in connection with the charges made by the Superintendence. Once these activities have been completed, the proceedings will end. With regards to the Licancel Mill, the Company filed its defense in June 2016. In February 2017, the Superintendence of the Environment found the Licancel Mill liable for three out of four charges and imposed a fine of 239 UTA (approximately U.S.$205,000). This decision was appealed before the above Superintendence. A final decision by the Superintendence is expected in 2017.

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

As of December 31, 2016, we had approximately U.S.$4.5 billion of outstanding indebtedness. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Contractual obligations.” The economic environment prevailing at any point in time may prevent us from accessing, or restrict our access to, credit and capital markets to satisfy our financing needs, or we may not be able to refinance our existing indebtedness on terms that are favorable to us or at all. If we are unable to refinance our indebtedness as it becomes due, or if we refinance such indebtedness on terms that are not favorable to us, our business, results of operations and financial condition could be materially and adversely affected.

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

In January and February, 2017, wildfires, exacerbated by high temperatures, the action of the winds, low atmospheric humidity and the complexity of combatting multiple focal points that appeared simultaneously in different places, broke out in the central and southern regions of Chile, and in respect of the Company, in the Maule and Bío Bío regions. As a consequence of such fires, the Company has suffered the burning of approximately 80,000 hectares of forest plantations, which have a value in our accounting of approximately U.S.$240 million, according to IFRS accounting rules. The affected forest plantations represent approximately 6% of the IFRS value of the total of the forest plantations of the Company, and approximately to a 2% of the total assets of Arauco. The affected plantations will be managed by the Company in order to minimize the damage suffered as a consequence of the fires. It is estimated that this managing will permit a final recovery between 10% and 20% of the abovementioned accounting amount of U.S.$240 million. Additionally, the forest plantations affected by the fires have insurance coverage, with their corresponding deductibles and limitations. As a consequence, it is estimated that it will be possible to recover up to an amount of U.S.$35 million for this concept.

In turn, our El Cruce sawmill, which is owned by our subsidiary Maderas Arauco S.A., was also materially affected by the wildfires. El Cruce sawmill had a book value of approximately U.S.$4.5 million and an annual production capacity of 115,881 cubic meters, representing approximately 4.2% of our total sawmill production capacity at the time of the event. Although the El Cruce sawmill was insured, our insurance is subject to deductibles and caps.

During the fourth quarter of 2014 and the first quarter of 2015, fires affected our forest plantations and destroyed 8,570 hectares. During the fourth quarter of 2015 and the first quarter of 2016, fires affected our forest plantations and destroyed 618 hectares. During the fourth quarter of 2016 and the first quarter of 2017, approximately 82,040 hectares of our forest plantations were affected.

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

Approximately 38% of our employees in Chile, 49% of our employees in Argentina, 25% of our employees in Uruguay, almost 100% of our employees in Brazil and none of our employees in the United States or Canada were unionized as of December 31, 2016. In the past, certain work slowdowns, stoppages and other labor-related disruptions have adversely affected our operations.

During 2016, in Chile we experienced seven stoppages caused by employees of our third-party contractors. We experienced stoppages in our Horcones complex caused by employees of our forestry contractors during February (lasting four days) and in April (lasting one day). Access to our El Colorado Saw Mill was blocked for three days in 2016. Our Viñales Saw Mill experienced three stoppages, each lasting one day, during the months of April, August and November 2016. During May 2016, our Constitución Mill had its access blocked for three days. In Uruguay, on June 4, 2016, our mill’s activity was suspended for five days when employees of our logistics contractors blocked the access to the mill.

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

In January 2015, we experienced a five-day stoppage at Arauco Argentina’s mills in Misiones as a result of a road blockage led by the truckers’ union, and we also experienced a four-day stoppage at Arauco Argentina’s pulp mill in December 2014 as a result of a strike by the pulp union.

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

During 2013, we experienced (i) a 27-day stoppage at Arauco Argentina’s Zarate mill in April 2013, as a result of a strike by the construction union; (ii) a two-day stoppage at Arauco Argentina’s chemical mill in May 2013, as a result of a strike by the Santa Fe Federation of Labor; and (iii) a one-day stoppage at Arauco Argentina’s pulp mill in June 2013 and a three-day stoppage at Arauco Argentina’s pulp mill in October 2013, both as a result of a strike by the pulp union. During 2011 we experienced a three-day stoppage at Arauco Argentina’s chemical mill in March 2011, as a result of a strike by the chemical union, but the strike were limited to two hours per shift and did not materially affect operations.

Our Brazilian operations have not experienced any work stoppages in the last six years.

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

Our Canadian and U.S. operations did not experience any work stoppages in 2012, 2013, 2014, 2015 or 2016.

We renewed all collective-bargaining agreements that expired during 2016 in Chile. We cannot assure you that a work slowdown, or a work stoppage or strike, will not occur prior to or upon the expiration of our labor agreements, and we are unable to estimate the extent to which any such work slowdown, stoppage or strike may adversely affect our sales.

In addition, we depend to a significant extent on employees of contractors to which we outsource a wide range of services including management of certain of our plantations and transportation of raw materials and products. On July 1, 2012, we commenced the process of insourcing the operation of 13 sawn timber industrial facilities, which had previously been managed by third-party companies. In the process, we hired 2,900 employees of these third-party companies. As of December 31, 2016, we had contracts with approximately 854 contractors, who employed approximately 22,165 employees. Under Chilean and Brazilian labor legislation, we are secondarily liable for the payment of labor and the social security obligations owed to employees of our contractors. In Chile, in the event that we do not exercise the rights granted to us by the labor laws regarding the supervision of our contractors in their compliance of their labor and social security obligations, then our responsibility is elevated from secondary to joint and several, thus enabling an employee of a contractor to bring a claim relating to these obligations against both the contractor and us, as the party hiring such contractor, although the contractor would remain primarily liable for such obligations. Generally, we are also responsible for the health and safety conditions of the contractors’ workers and are obligated to ensure that the contractors comply with all obligations related to such conditions while such workers are performing activities for us within our corporate purpose.

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

As of December 31, 2016, 63.3% of our property, plant and equipment and forest assets were directly owned by Celulosa Arauco y Constitución S.A., and our Chilean subsidiaries, and in 2016, 59.9% of our revenues were attributable to our Chilean operations. Accordingly, our business, financial condition, results of operations and cash flows depend, to a considerable extent, upon economic conditions in Chile. Future changes in the Chilean economy – affecting interest rates, inflation, tax rates or charges on imports and/or exports, among others – could adversely affect our business, financial condition, results of operations and cash flows and may impair our ability to proceed with our strategic plan of business. In addition, such changes may impact the market price of our securities. The Chilean government’s actions have had and may continue to have a material effect on private sector entities. We have no control over and cannot predict how government intervention and policies will affect the Chilean economy or, directly and indirectly, our operations and revenues.

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

A tax reform bill with significant changes for companies was approved in September 2014 and the Chilean Superintendence of Securities and Insurance, or SVS, modified accounting reporting standards for companies under its supervision in October 2014.

On September 29, 2014, Law No. 20,780, as amended on February 8, 2016 by Law No. 20,899, collectively known as the “Tax Reform”, introduced significant changes to the Chilean taxation system and strengthened the powers of the Servicio de Impuestos Internos (Chilean IRS) to control, prevent, and counter tax evasion. The Tax Reform contemplates, among other matters, changes to the corporate tax regime, creating two general tax regimes. Since January 1, 2017, Chilean companies are subject to the sistema parcialmente integrado (the partially integrated regime) or the sistema de renta atribuida (the deemed taxation regime). The partially integrated regime is the default regime for companies owned by legal entities and only those companies owned by natural persons or non-resident taxpayers are eligible to opt for the deemed taxation regime. As a consequence, the default regime applies to Arauco and its Chilean subsidiaries, that is, the partially integrated system. Both regimes provide for the gradual increase of the corporate tax rate to 24% in 2016 (21% in 2014, 22.5% in 2015 and 24% in 2016). Depending on the tax regime applicable to a company, tax rates will gradually be increased to a maximum rate of 25% in 2017, in the case of the deemed taxation regime, or 27% in 2018, in the case of the partially integrated regime.

The Superintendence of Securities and Insurance issued Oficio Circular No. 856 on October 17, 2014, which instructs regulated entities to record as a charge to shareholders’ equity in their statutory financial statements the difference in deferred tax assets and liabilities that results from the increase in the tax rate set forth in Law No. 20,780. The impact of this circular has been incorporated in the statutory financial statements which are used to determine the distributable income. This circular differs from International Financial Reporting Standards (IFRS), which requires the impact to be recorded as part of the income statement. However, the financial statements that we prepared and filed with the SVS as of and for the periods ended September 30 and December 31, 2014, 2015 and 2016, account for deferred taxes in accordance with Oficio Circular No. 856.

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

The securities disclosure requirements applicable to certain foreign private issuers differ from those applicable to issuers domiciled in the United States in some important respects. Accordingly, the information about us available to you will not be the same as the information disclosed by a U.S. company required to file reports with the U.S. Securities and Exchange Commission, or the “SEC”.

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

As of December 31, 2016, 9.1% of our property, plant and equipment and forest assets were owned by our Argentine subsidiaries, and in 2016, 8.7% of our revenues were attributable to our Argentine operations. The financial condition and results of our Argentine operations, including the ability of our Argentine subsidiary Arauco Argentina to raise capital, depend, among other factors, upon economic conditions prevailing in Argentina. See “Item 4. Information on our Company—Description of Business—History.”

There are various aspects of the Argentine economy that could adversely affect our operations, including, among others, inflation, interest rates, foreign exchange controls and taxes. Between 2001 and 2016, there have been several monetary and currency exchange control measures implemented in Argentina, which have included the obligation to repatriate foreign currency earned abroad and tight restrictions on transferring funds abroad, with certain exceptions for authorized transactions. In 2016, certain of these measures have been eliminated or relaxed by the new Argentine administration that took office as of December 10, 2015. After moving quickly to eliminate foreign-exchange restrictions and shifting to a more flexible exchange rate, the government announced its intention to reduce inflation gradually.

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

As of December 31, 2016, 8.9% of our property, plant and equipment and forest assets were owned by our Brazilian subsidiaries, and in 2016, 7.4% of our revenues were attributable to our Brazilian operations. See “Item 4. Information on our Company—Description of Business.” As a result of the foregoing, to a certain extent, our business, financial condition, results of operations and cash flows will be dependent on economic conditions in Brazil.

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

The Brazilian government has exercised and continues to exercise a substantial influence over many aspects of the Brazilian economy. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, wage and price controls, currency devaluations, capital controls and limits on imports. The business, financial condition, results of operations and cash flows of our Brazilian subsidiaries may be adversely affected by such matters, changes in policy or regulation involving tariffs and exchange controls, as well as by factors such as:

•	currency fluctuations;

•	inflation;

•	social instability;

•	price instability;

•	real estate ownership restrictions;

•	interest rates;

•	liquidity of domestic capital and lending markets,

•	tax policy;

•	political instability; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

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

Brazil has, in the past, experienced high rates of inflation. More recently, Brazil’s rates of inflation were 5.8% in 2012, 5.9% in 2013, 6.4% in 2014, 10.7% in 2015 and 6.3% in 2016, as measured by the Índice de Preços ao Consumidor-Amplo (Brazilian Consumer Price Index). In the past, inflation, governmental measures to combat inflation and public speculation about possible future actions have had significant effects on the Brazilian economy and on the financial condition and results of operation of business, such as ours, operating in Brazil.

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

For example, the Brazilian real depreciated against the U.S. dollar by 47.7% in 2015 and appreciated by 16.4% in 2016. The exchange rate between the Brazilian real and the U.S. dollar may continue to fluctuate and may rise or decline substantially from current levels. From January 1 to March 31, 2017 the Brazilian real depreciated by 3.7% with respect to the U.S. dollar.

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

As of December 31, 2016, 15.8% of our property, plant and equipment and forest assets were owned by Montes del Plata and its affiliates in Uruguay, and in 2016, 7.2% of our revenues were attributable to the Uruguayan operations of Montes del Plata. See “Item 4. Information on our Company—Description of Business.”

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

As of December 31, 2016, 2.5% of our property, plant and equipment and forest assets were owned by our U.S. subsidiaries, and in 2016, 12.6% of our revenues were attributable to our U.S. subsidiaries. See “Item 4. Information on our Company—Description of Business.”

As of December 31, 2016, 0.4% of our property, plant and equipment and forest assets were owned by our Canadian subsidiaries, and in 2016, 4.2% of our revenues were attributable to our consolidated Canadian subsidiaries, which includes our Canadian subsidiaries’ operations in the United States. See “Item 4. Information on our Company—Description of Business.”

As a result of the foregoing, to a certain extent, our business, financial condition, results of operations and cash flows will be dependent on economic conditions in the United States and Canada.

Risks Relating to Other Markets

Our business, earnings and prospects may be adversely affected by developments in other countries that are beyond our control.

Our business, financial condition, results of operations and cash flows depend on the level of economic activity, government and foreign exchange policies and political and economic developments in our principal export markets. In 2014, 2015 and 2016, 91.8%, 90.8% and 92.2%, respectively, of our total pulp sales, and 45.5%, 43.5%, and 44.5%, respectively, of our total sales of forestry, wood and panel products, were attributable to exports, principally to customers in Asia, the Americas and Western Europe, collectively. Our business, earnings and prospects, as well as our financial condition, results of operations, cash flows and the market price of our securities, may be materially and adversely affected by developments in these export markets relating to inflation, interest rates, currency fluctuations, protectionism, government subsidies, price and wage controls, exchange control regulations, taxation, expropriation, social instability or other political, economic or diplomatic developments. For example, certain target countries to which we export may impose buying restrictions in our industry, which may adversely affect our sales. We have no control over these conditions and developments which could adversely affect us and our business, financial condition, results of operations and cash flows or the price or market of our securities.

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

In October 2012, citing soft pulp prices and our increased leverage due to the Flakeboard acquisition and the construction of the Montes del Plata pulp plant in Uruguay, Fitch Ratings, or Fitch, downgraded our foreign and local currency Issuer Default Ratings (IDR) to “BBB” from “BBB+,” in addition to downgrading our national scale rating from “AA (cl)” to “AA- (cl).” Fitch also downgraded the foreign currency IDR of Arauco Argentina, to “BBB” from “BBB+.” The unsecured debt issued by Arauco Argentina and Arauco in Chile was also downgraded to “BBB” and “AA- (cl),” respectively, from “BBB+” and “AA.” On February 6, 2013, Feller Rate, a Chilean subsidiary of Standard & Poor’s Ratings Services, or S&P, lowered our national scale rating to “AA-” from “AA”, citing the adoption of an aggressive financial policy combined with a cycle of low prices and increased costs of raw materials.

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

On June 19, 2014, Moody’s changed our ratings outlook from negative to stable. Also, the Baa3 note rating of our Argentinean subsidiary Arauco Argentina, was affirmed, and its outlook changed to stable.

On October 5, 2016, Fitch Ratings changed our ratings outlook from stable to negative, citing a slower-than-expected decline of our net leverage due to weak operational cash flows, which in turn were affected by lower pulp prices throughout the year.

We cannot assure you that we will not be subject to further credit rating downgrades. Credit rating downgrades below investment grade could have a material and adverse effect on our ability to service our debt, including our securities, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

Item 4. Information on our Company

DESCRIPTION OF BUSINESS

We believe that, as of December 31, 2016, we were one of Latin America’s largest forest plantation owners, and that we are Chile’s largest exporter of forestry and timber in terms of revenue. We have industrial operations in Chile, Argentina, Brazil, the United States, Canada and Uruguay (via our 50% share in Montes del Plata), Spain, Portugal, Germany and South Africa (via our 50% share in Sonae Arauco). As of December 31, 2016, we had more than 1.0 million hectares of plantations in Chile, Argentina, Brazil and Uruguay combined. During 2016, we harvested approximately 22.0 million cubic meters of sawlogs and pulplogs and sold approximately 7.9 million cubic meters of timber products, including sawn timber (green and kiln-dried lumber), remanufactured wood products, plywood and panels (medium density fiber board, or MDF, particleboard, or PBO, and high density fiber board, or HB). During 2016, we sold approximately 3.7 million tonnes of pulp in the form of hardwood bleached pulp, softwood bleached pulp, softwood unbleached pulp and fluff pulp.

Based on information published by Hawkins Wright Ltd., an independent research company for the pulp and paper industry, as of December 31, 2016, we were one of the world’s largest producers of bleached and unbleached softwood kraft market pulp in terms of production capacity, with an estimated 6.5% share of the total world production capacity of bleached softwood kraft market pulp and a 24.1% share of the total world production capacity of unbleached softwood kraft market pulp. “Market pulp” is pulp sold to manufacturers of paper products, as opposed to pulp produced by an integrated paper producer for use in its paper production facilities. “Kraft pulp” is pulp produced using a chemical process.

Based on information published by Hawkins Wright Ltd., we were also one of the world’s lowest-cost producers of softwood kraft market pulp. We believe that we are able to produce our products at a lower cost than our competitors because of the high growth rate and short harvest cycle of radiata and taeda pine compared to other commercial softwoods, the advanced genetic and silvicultural techniques we apply in our forest management, our modern mill facilities and, in the case of Chile, the proximity of our operations to Pacific coast ports.

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

In 1996, we acquired Alto Paraná S.A., an Argentine company (that, effective January 1, 2015, changed its name to Arauco Argentina S.A.), which, at the time of the acquisition, owned plantations and other land in Argentina and manufactured and sold bleached softwood kraft pulp. With this acquisition, we expanded our market opportunities outside of Chile.

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

On August 26, 2009, our subsidiary Placas do Paraná S.A. (now, Arauco do Brasil S.A.) acquired 100% of the shares of Tafisa Brasil, by means of a share purchase agreement executed among SCS Beheer, B.V., Tafiber—Tableros de Fibras Ibéricos, S.L. (each of which is a subsidiary of Sonae Indústria, SGPS, S.A.) and Placas do Paraná S.A. Pursuant to the transaction, we paid a purchase price of U.S.$227 million, of which U.S.$165.2 million was allocated to pay the value of the shares of Tafisa Brasil, with the balance corresponding to liabilities that the acquired company maintained. The primary asset of Tafisa Brasil (which has been renamed Arauco do Brasil S.A.) is a panel production facility located in the city of Piên, Brazil, which is in the state of Paraná. The facility has an annual total installed capacity of 750,000 cubic meters, which includes three production lines: two lines producing MDF and one line producing PBO. The facility also has added-value lines to produce products for the construction and furniture industries.

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

On January 18, 2011, Arauco and Stora Enso agreed to carry out the construction of a state of the art pulp mill with an annual capacity of 1.3 million tonnes, a port and a power producing unit based on renewable sources, all located in Punta Pereira in the department of Colonia, Uruguay. The total investment was approximately U.S.$2.5 billion. The pulp mill entered the production phase in June 2014, and reached full production capacity in October 2015.

In November 2011, Centaurus Holdings S.A., a Brazilian company that is 51% owned by Klabin S.A. and 49% owned by our subsidiary Arauco Forest Brasil S.A., acquired the shares of Florestal Vale do Corisco Ltda., which has 107,000 hectares of land in the Brazilian state of Paraná. The total purchase price for the transaction was U.S.$473.5 million, of which we paid 49%. On May 31, 2012, Centaurus Holdings S.A. was absorbed by Florestal Vale do Corisco Ltda.

In 2011, Arauco Argentina acquired 100% of the shares of Greenagro S.A. or Greenagro, a company duly incorporated under the laws of Argentina, for a total purchase price of U.S.$10.7 million. Greenagro is engaged in forestry activities in the area of Isla Victoria, province of Entre Ríos, Argentina.

In 2012, Arauco Panels USA, one of our U.S. subsidiaries, acquired an industrial facility in Moncure, North Carolina for U.S.$56 million plus approximately U.S.$6 million in respect of working capital, subject to adjustment based on actual working capital at closing. The facility includes MDF and high-density fiberboard, or HDF, production lines with annual production capacity of up to 330,000 cubic meters, a PBO production line with annual production capacity of up to 270,000 cubic meters and two melamine product production lines. This transaction closed in January 2012.

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

During the second quarter of 2013, our wholly-owned forestry subsidiaries—Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Arauco S.A., and Forestal Celco S.A.—were merged with and into Forestal Celco S.A. This process started on July 1, 2013, when Bosques Arauco was merged with and into Forestal Valdivia. Subsequently, on September 1, 2013, Forestal Valdivia was merged with and into Forestal Arauco. On December 1, 2013, Forestal Arauco was merged with and into Forestal Celco. Finally, in May 2014, Forestal Celco changed its name to Forestal Arauco S.A.

On July 28, 2015, Mahal Empreendimentos e Participações S.A., a Brazilian company, of which our subsidiary Arauco Forest Brasil S.A. owned 84.53% (at the time of the purchase mentioned below) and Empreendimentos Florestais Santa Cruz Ltda. owned 15.47%, acquired 37,625 hectares of land in the Brazilian state of Mato Grosso do Sul. The total purchase price for the transaction was U.S.$53 million.

On October 27, 2015, our subsidiary Arauco Forest Brasil S.A acquired 51% of the shares of Novo Oeste Gestão de Ativos Florestais S.A. As a result of this acquisition, we became the owner of 100% of the shares of Novo Oeste Gestão de Ativos Florestais S.A., which has 26,229 hectares of forestry plantations in the Brazilian state of Mato Grosso do Sul.

On December 1, 2015, Arauco’s wholly-owned subsidiaries Paneles Arauco S.A., Aserraderos Arauco S.A. and Arauco Distribución S.A. were merged into Paneles Arauco S.A., company which will operate the timber segment, including panel and sawmill businesses.

On November 30, 2015, our subsidiary Inversiones Arauco Internacional Limitada, entered into a share purchase agreement with Sonae Industria (“Sonae”) under which the purchase of 50% of the shares of a Spanish subsidiary of Sonae, currently named

Tableros de Fibras S.A., was agreed, along with the name change to “Sonae Arauco”. According with the executed agreements, both Sonae and Arauco agreed to jointly control Sonae Arauco. On May 31, 2016, we closed the Sonae Arauco transaction. The price paid was the amount of €137,500,000 (equivalent to U.S.$153.1 million at the time of the purchase). Sonae Arauco and its subsidiaries produce market wood panels, of the OSB, MDF and PB type, and sawn timber through the operation of: (i) two panel plants and one sawmill in Spain; (ii) two panel plants and one resin plant in Portugal; (iii) four panel plants in Germany, (iv) and two panel mills in South Africa. In the aggregate, the production capacity of Sonae Arauco is approximately 460,000 cubic meters of OSB, 1,450,000 cubic meters of MDF, 2,270,000 cubic meters of particleboards and 100,000 cubic meters of sawn timber.

On October 25, 2016, Arauco informed the approval by its board of directors of the commencement of the construction of the “MDP Grayling” project, which will be located in the State of Michigan, United States of America. Such project will be carried out by our U.S. subsidiary Flakeboard America Limited. The project comprises the construction and operation of a plant that will manufacture MDP. Arauco expects that the production capacity of the plant will be 800,000 cubic meters of finished product per year, of which approximately 300,000 cubic meters will be coated with melamine paper. Arauco expects that the Project will commence its operations by the end of 2018 and that its sales will exceed U.S.$200 million per year. The execution of this project requires an estimated investment of U.S.$400 million, which are expected to be financed with Arauco’s own resources.

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

The following table sets forth our ownership interests in our subsidiaries as of December 31, 2016.

	Country of incorporation	Total stock held
Agenciamiento y Servicios Profesionales S.A. de C.V.	Mexico	99.9990%
Arauco Argentina S.A.	Argentina	99.9801
Arauco Australia Pty Ltd.	Australia	99.9990
Arauco Bioenergía S.A.	Chile	99.9999
Arauco Colombia S.A.	Colombia	99.9982
Arauco do Brasil S.A.	Brazil	99.9990
Arauco Florestal Arapoti S.A.	Brazil	79.9992
Arauco Forest Brasil S.A.	Brazil	99.9991
Arauco Europe Cooperatief U.A.	The Netherlands	99.9990
Arauco Middle East DMCC	Dubai	99.9990
Arauco Nutrientes Naturales SPA	Chile	99.9484
Arauco Panels USA LLC	U.S.A.	99.9990
Arauco Perú S.A.	Peru	99.9990
Arauco Wood Products, Inc.	U.S.A.	99.9990
Araucomex S.A. de C.V.	Mexico	99.9990
Consorcio Protección Fitosanitaria Forestal S.A.	Chile	57.5404
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	99.9789
Flakeboard America Limited	U.S.A.	99.9990
Flakeboard Company Limited	Canada	99.9990
Forestal Arauco S.A.	Chile	99.9484
Forestal Cholguán S.A.	Chile	98.4744
Forestal Concepción S.A.	Panama	99.9990
Forestal Los Lagos S.A.	Chile	79.9587
Forestal Nuestra Señora del Carmen S.A.	Argentina	99.9805
Forestal Talavera S.A.	Argentina	99.9942
Greenagro S.A.	Argentina	97.9805
Inversiones Arauco Internacional Ltda.	Chile	99.9990
Investigaciones Forestales Bioforest S.A.	Chile	99.9489
Leasing Forestal S.A.	Argentina	99.9801
Mahal Empreendimentos e Participacoes S.A.	Brazil	99.9934
Novo Oeste Gestão de Ativos Florestais S.A.	Brazil	99.9990
Maderas Arauco S.A. (Ex Paneles Arauco S.A.)	Chile	99.9995
Savitar S.A.	Argentina	99.9841
Servicios Aéreos Forestales Ltda.	Chile	99.9990
Servicios Logísticos Arauco S.A.	Chile	99.9997

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

•	we continue to develop our facilities, transportation, shipping, storage and product distribution network that allow us to reach over 80 countries worldwide; and

•	we are expanding internationally into new regions that we believe have comparative advantages in the forestry and timber sector.

Domestic and Export Sales

The following table sets forth our revenue derived from exports and domestic sales for the years indicated.

	Year ended December 31,
	2016	2015	2014
	(in millions of U.S. dollars)
Export Sales
Bleached pulp	$1,628	$1,762	$1,714
Unbleached pulp	253	275	302
Sawn timber	400	419	538
Remanufactured wood products	218	231	204
Plywood	185	203	175
Panels	305	300	372
Other	2	4	1

Total export revenue	$2,991	$3,195	$3,306

Domestic Sales
Bleached pulp	$152	$197	$171
Unbleached pulp	7	8	9
Sawn timber	80	79	100
Remanufactured wood products	28	57	32
Plywood	42	37	34
Panels	1,229	1,297	1,340
Logs	63	88	121
Chips	21	18	20
Electric power	103	121	160
Other	44	50	50

Total domestic revenue	$1,770	$1,952	$2,037

Revenue	$4,761	$5,147	$5,343

The following table sets forth a geographic market breakdown of our export revenue for the years indicated.

	Year ended December 31
	2016	2015	2014
	(in millions of U.S. dollars)
Asia and Oceania	$1,553	$1,673	$1,720
North America	627	656	661
Europe	326	236	354
Central and South America	299	482	353
Other	186	148	218

Total	$2,991	$3,195	$3,306

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

Forest Plantations

The information in this section refers to 100% of the plantations owned by Forestal Arauco S.A. (Chile), 80% of the plantations owned by Forestal Los Lagos S.A., 100% of the plantations owned by Arauco Argentina, 50% of the plantations we own in Uruguay through the Montes del Plata joint operation, 100% of the plantations owned by Arauco Forest Brasil, 80% of the plantations owned by Arauco Florestal Arapoti and 100% of the plantations owned by Mahal Empreendimentos e Participacoes S.A, unless otherwise mentioned.

As of December 31, 2016, our planted forests consisted of 67.9% radiata, taeda and elliottii pine and 29.9% eucalyptus. Radiata, taeda and elliottii pine have a rapid growth rate and a short harvest cycle compared to other commercial softwoods. These pine species are sufficiently versatile for both the production of forestry and timber and the production of long-fiber pulp for sale to manufacturers of paper and packaging. Eucalyptus is used to produce short-fiber pulp for sale to manufacturers of paper and tissue.

We seek to manage our forestry resources seeking to ensure that the annual growth of our forest is equal to or greater than the volume of resources harvested each year. In 2016, Arauco planted a total of 65,985 hectares and harvested a total of 63,078 hectares in Chile, Argentina, Brazil and Uruguay. We believe that our annual harvests and plantations, long-term sustainable equilibrium is approximately 72.8 thousand hectares.

Our planted radiata pine forests are located in central and southern Chile, and most are located in close proximity to our major production facilities. As of December 31, 2016, our aggregate radiata pine holdings comprised 41% of all Chilean radiata pine plantations, making us the country’s largest radiata pine plantation owner according to the Chilean Forestry Institute. As of December 31, 2016, we owned approximately 1.1 million hectares of land in Chile, of which 718 thousand hectares are forest plantations.

As of December 31, 2016, we owned approximately 263,384 hectares of forest and other land in Argentina, approximately 181,298 hectares of forest and other land in Brazil and approximately 122,609 hectares of forest and other land that Montes del Plata owns in Uruguay. Of the total land we own in Uruguay through Montes del Plata, 100% is planted with eucalyptus: dunnii (80%), globulus (6%), grandis (6%) and other species (8%). Of the total land we own in these four countries, approximately 144,734 hectares of land is planted with taeda pine and elliottii pine, both species of softwood that has a growth rate similar to that of radiata pine. The balance includes plantations of other species of trees, land to be planted, protected areas and native forests.

The following table sets forth the number of hectares and types of uses of our land holdings and rights, as of December 31, 2016.

	As of December 31, 2016
	Total	Distribution
	(in hectares)	(percentage)
Pine plantations (1)
0-5 years	171,503	10.2%
6-10 years	160,528	9.6%
11-15 years	137,361	8.2%
16-20 years	136,014	8.1%
21+ years	90,839	5.4%
Subtotal	696,245	41.5%
Eucalyptus plantations (2)	306,593	18.3%
Plantations of other species	22,119	1.3%
Subtotal of Plantations	328,712	19.6%
Land for plantations	51,637	3.1%
Land for other uses (3)	599,308	35.8%

Total (4)	1,675,902	100.0%

(1)	All years are calculated from the date of planting.
(2)	Approximately 76.7% of our eucalyptus plantations are less than 10 years old.
(3)	Includes roads, firebreaks, native forests and yards.
(4)	Includes 100% of the plantations owned by Forestal Arauco S.A. (Chile), 80% of the plantations owned by Forestal Los Lagos S.A., 100% of the plantations owned by Arauco Argentina, 50% of the plantations we own in Uruguay through the Montes del Plata joint operation, 100% of the plantations owned by Arauco Forest Brasil, 80% of the plantations owned by Arauco Florestal Arapoti and 100% of the plantations owned by Mahal Empreendimentos e Participacoes S.A. Also includes 22,843 hectares for which we have the right to harvest but do not own the land, of which 15,939 hectares are in Chile, 6,599 hectares are in Uruguay and 305 hectares are in Argentina.

Land Acquisition and Afforestation

Our total land assets have increased from fewer than 170,000 hectares in 1980 to 1,675,902 hectares as of December 31, 2016. In the five years ending December 31, 2016, we purchased 32,637 hectares of land, of which 13,441 hectares were purchased in Chile, 8,109 in Brazil and 11,087 in Uruguay. For more information regarding our material acquisitions, see “—History”.

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

Forest Management

For our pine plantations, our forestry management activities seek to increase sawlogs through advanced genetic techniques, planting and site preparation procedures, thinning and pruning. Managed forests can produce trees of larger diameter and, if pruned, a higher proportion of clear wood, which generally commands a higher price than knotted wood. Although some land is not suitable for the production of pruned logs, as of December 31, 2016, approximately 63% of our pine forests in Chile were conducive to clear wood production.

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

As of December 31, 2016, we had 18 nurseries in Chile, Argentina, Brazil and Uruguay, in which we grow seedlings using seeds and cuttings from genetically selected trees. To achieve higher quality trees and an increased growth rate, we apply strict selection criteria to the trees from which seedlings are produced. We then plant the seedlings manually. Depending upon the species of tree to be planted and the nutrient and physical characteristics of the soil, we may also undertake a certain amount of ground preparation before planting. Our other principal forest activities are thinning, pruning and harvesting.

Thinning, or culling inferior trees from the plantation, occurs when commercially necessary. Thinned trees are used in pulp production or, depending on the quality of the land, as sawlogs. Commercial thinning occurs when trees are eight to 14 years old and results in an average reduction of the number of trees per hectare from the original stocking of 1,250 and 1,600, depending on the productivity of the land, to 700 in the first thinning (8-9 years) and to approximately 450 in the second thinning (12-14 years).

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

	2016	2015	2014
	(in hectares)
Thinning	16,229	14,003	12,574
Pruning	33,547	31,292	28,195
Harvesting	31,863	33,266	35,653

We manage our forest activities, but we hire independent contractors to perform the bulk of our operations, including planting, maintenance, thinning, pruning, harvesting, transportation and access road construction. As of December 31, 2016, we had arrangements with more than 261 independent contractors that employed over 11,894 workers in Chile. Many of these contractors have long-standing relationships with us, but we award the majority of contracts based on competitive bids. We believe that our arrangements with independent contractors provide greater flexibility and efficiency than performing these activities directly.

Our plantations are interspersed with native forest and farmland, and, as a result, they are naturally protected against the spread of certain diseases. In addition, our subsidiary Investigaciones Forestales Bioforest S.A., or Bioforest, has developed strategies to protect our forests from pests and diseases. During the last five years, radiata pine plantations in Chile have been affected by two health problems: 1) the sirex noctilio, a wasp which attacks stressed trees, has caused a natural selection for thinning and 2) the disease produced by phytophthora pinifolia has reduced the growth rate of certain trees. To mitigate the effects of the sirex noctilio, Bioforest has implemented a biological control program under which it has released into the affected forests natural enemies of the sirex noctilio, including the nematode, the beddingia siricidicola and the parasitoid ibalia leucospoide. To control the spread of phytophthora pinifolia, Bioforest has begun a genetic program to make our trees more tolerant to this disease and has also begun dispersing in our forests a fertilizer that further promotes resistance. For more information regarding certain risks to our forests presented by disease, see “Item 3. Key Information—Risk Factors—Disease or fire could affect our forests and manufacturing processes and, in turn, adversely affect our business, financial condition, results of operation and cash flows.”

We operate an extensive fire control organization that interacts with the fire control organizations of other forestry companies to minimize any fire damage to our forests. The operation consists primarily of a system of spotter towers, manned 24 hours a day during the summer months, from which spotters report the direction of any fire observed to a central command post, where the fire’s exact location is determined and an appropriate ground and/or aerial response is formulated. The focus of this operation is to detect and control fires in less than 10 minutes in order to prevent fires from spreading. Since 2015, this system has limited fire damage to our forests to an average of 5,788 hectares of the plantations per year. Prior to 2015, we suffered wildfires on December 31, 2011, which destroyed our Nueva Aldea plywood mill and approximately 8,200 hectares of our forest plantations. Furthermore, during January and February 2017, large forest fires affected Arauco’s plantations in the Maule and Bio Bio Regions in southern Chile. About 80,000 hectares of our forest plantations were damaged to some extent and our El Cruce Sawmill was destroyed as a result of these fires.

During the end of 2015 and during the first quarter of 2016, fires that affected our forest plantations destroyed 618 hectares. During the end of 2016 and the first quarter of 2017, approximately 82,040 hectares of our forest plantations were affected. See “Item 3. Key Information—Risk Factors—Risks Relating to Us And the Forestry Industry—Disease or fire could affect our forests and manufacturing processes and, in turn, adversely affect our business financial conditions, results of operations and cash flows.”

Forest Production

We harvested 22 million cubic meters of logs during the year ended December 31, 2016, consisting of 9.3 million cubic meters of sawlogs, 7.3 million cubic meters of pine pulplogs and 5.4 million cubic meters of eucalyptus pulplogs and other logs. We did not export any pulplogs during 2016 because substantially all of the pulplogs from our forests were used in our pulp or panel mills. During 2016, our sawmills and panel mills used 7.7 million cubic meters of sawlogs. We also sold 1.3 million cubic meters of sawlogs to unaffiliated domestic sawmills during 2016.

A log merchandising facility located at the same site as our Horcones I and Horcones II sawmills optimizes, cuts and classifies wood destined for our plywood facility, sawmills or pulp mills with an annual processing capacity of 1.8 million cubic meters of logs per year. The Nueva Aldea complex also includes a log merchandising facility, with an annual processing capacity of 1.6 million cubic meters of logs per year.

Pulp

We believe that we were Chile’s largest producer of bleached and unbleached softwood market pulp in terms of production in 2016. For the year ended December 31, 2016, pulp sales were U.S.$2.0 billion, representing 42.9% of our total revenue for the period.

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

Pulp Mills

As of December 31, 2016, we owned and operated five pulp mills in Chile, one in Argentina, and jointly owned and operated one in Uruguay with Stora Enso, with an aggregate installed annual production capacity of approximately 3.9 million tonnes. This figure includes 50% of our Montes del Plata joint operation. Our six pulp mills, together with the 50% volume we include from our interest in the Montes del Plata mill, produced 3.3 million tonnes of bleached pulp and 0.4 million tonnes of unbleached pulp in 2016.

All our pulp mills in Chile are certified under ISO 9001, ISO 14001 and under standard Chain of Custody FSC® and CERTFOR (PEFC Homologated). The Puerto Esperanza Pulp Mill in Argentina is certified under ISO 14001, OHSAS 18001 and Chain of Custody FSC®. The Montes del Plata Mill is certified under Chain of Custody FSC®. The following list sets forth the codes of license COC FSC® for each pulp mill:

•	Arauco Pulp Mill: FSC-C006552

•	Licancel Pulp Mill: FSC-C109896

•	Constitución Pulp Mill: FSC-C109895

•	Nueva Aldea Pulp Mill: FSC-C011929

•	Valdivia Pulp Mill: FSC-C005084

•	Puerto Esperanza Pulp Mill: FSC-C121377

•	Celulosa y Energía Punta Pereira (Montes del Plata) Pulp Mill: FSC-C116413

The following table sets out bleached and unbleached kraft pulp production by plant for each of the years indicated.

	Year ended December 31,
	2016	2015	2014	2013	2012
	(in thousands of tonnes)
Chile
Arauco Mill (bleached)
Arauco I	258	268	269	284	282
Arauco II	475	474	483	510	505
Valdivia Mill (bleached)	550	549	550	550	550
Constitución Mill (unbleached)	278	303	310	311	307
Nueva Aldea Mill (bleached)	999	934	985	944	882
Nueva Aldea Mill (unbleached)	—	—	—	3	—
Licancel Mill (unbleached)	152	152	150	147	137

Subtotal	2,712	2,681	2,747	2,749	2,663

Argentina
Alto Paraná Mill (bleached)	341	314	282	331	307
Uruguay
Montes del Plata (bleached - 50%)	643	608	240	—	—

Total	3,695	3,603	3,269	3,080	2,970

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

Constitución Mill. The Constitución Mill is located in the heart of a group of our radiata pine forests in the Seventh Region of Chile. As of December 31, 2016, the Constitución Mill was the largest unbleached softwood market pulp mill in the world, with an installed annual production capacity of approximately 355,000 tonnes. The unbleached pulp produced in this mill does not use any chlorine in its production process.

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

In February 2015, the Environmental Assessment Service (SEA) unanimously approved the Environmental Impact Statement submitted by Arauco in order to move forward with the dissolving pulp project being developed at Valdivia Pulp Mill. This initiative, which requires a U.S.$185 million investment, will allow Arauco to be the first company in Chile to produce this type of pulp, in addition to creating a value-added product and diversifying its supply to the market. Dissolving pulp is mainly used in the manufacture of viscose, which is known for its softness, shine, purity and high water absorption, making it suitable for use in the production of fabric medical items and personal care items, specifically clothing. Unlike synthetic fibers that are mostly produced from oil based sources, dissolving pulp is natural and renewable. In addition, this project will increase the facility’s power generation by 15 megawatts (“MW”) in comparison with the power generation during bleached hardwood kraft pulp campaign. The construction and operation of this project is subject to many environmental, regulatory, engineering and political uncertainties. As a result, we cannot provide any assurances that the project will be completed.

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

Uruguay

Montes del Plata. Located in Punta Pereira in the department of Colonia, Uruguay, the Montes del Plata Pulp Mill began operations in June 2014. The total investment was approximately U.S.$2.7 billion. The mill has an annual installed capacity of 1.3 million air dry tonnes (“AdT”) of bleached pulp. On June 4, 2014, the environmental authorities of Uruguay (MVOTMA) approved an annual production capacity of the Montes del Plata mill of 1.5 million AdT per year.

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

	Bleached Softwood Kraft Pulp Producers’ Cost
	Arauco(1)(4)	British Columbia Coast	West Canada Interior	United States(4)	Sweden(4)	Finland(4)
	(in U.S.$ per tonne)
Wood	181	212	188	157	244	283
Chemicals	53	59	56	68	46	45
Labor and Others(2)	133	194	178	193	93	90
Total cash cost	366	465	422	418	383	418
Transportation(3)	30	43	76	43	49	59
Marketing and Sales	3	6	12	14	6	8
Total delivered cost	399	514	509	475	438	485

Source: Hawkins Wright. The Outlook for Paper Grade Pulp Demand, Supply, Costs and Prices, December 2016.

(1)	For comparative purposes, includes only Arauco’s operations in Chile.
(2)	Includes labor, energy, maintenance costs, and other mill costs.
(3)	Delivered in China.
(4)	Hawkins Wright and Arauco consider a byproduct credit, which is not included in the total delivered cost shown in the table above.

Sales

Total shipments of bleached kraft market pulp in the global market during the year ended December 31, 2016 equaled 57.3 million tonnes. Based on information published by Pulp and Paper Production Council, we believe that our production represented 5.3% of this market in 2016. During the year ended December 31, 2016, we exported 91.4% of our bleached pulp, principally to customers in Asia and Western Europe.

Integrated manufacturers dominate the world production of unbleached softwood pulp, as opposed to non-integrated companies that sell market pulp, like us. “Market pulp” is pulp sold to manufacturers of paper products, as opposed to pulp produced by an integrated paper producer for use in its paper production facilities. With world shipments of unbleached softwood kraft pulp of 2.0 million tonnes for 2016, according to Pulp and Paper Production Council, we are the world’s largest single producer of unbleached softwood market pulp, based on sales, with 21.9% of the total market in 2016. During the year ended December 31, 2016, 97.4% of our total unbleached market pulp sales (in terms of tonnes sold) consisted of export sales. While for the last five years Asia has been our principal export market for unbleached market pulp, we continually seek niche markets for our products in Western Europe and the United States.

The following table sets forth, by region, the sales volumes of bleached and unbleached pulp for the years indicated.

	For the Year Ended December 31,
	2016	2015	2014
	(in tonnes)
Bleached Pulp
Asia and Oceania	2,153,550	2,003,058	1,874,346
Europe	557,726	603,593	527,839
North and South America	399,195	435,287	416,539
Other	130,289	35,999	9,077

Total	3,240,760	3,077,937	2,827,801

Unbleached Pulp
Asia and Oceania	326,332	325,394	332,964
North and South America	94,288	116,613	100,352
Europe	4,618	6,795	11,270
Other	14,447	10,756	6,920

Total	439,684	459,558	451,505

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

The following table sets forth our average bleached and unbleached pine pulp prices per tonne at the indicated dates for each quarter, of the years referenced.

	2016	2015	2014
	(U.S.$ per tonne)
Bleached Pulp
1Q	570	644	690
2Q	590	643	670
3Q	564	652	668
4Q	558	610	644

Unbleached Pulp
1Q	594	619	704
2Q	608	600	705
3Q	573	628	678
4Q	574	621	664

In accordance with customary pulp market practice, we do not have long-term sales contracts with our customers (except for a few limited cases); rather, we maintain long-standing relationships with our customers with whom we periodically reach agreements on specific volumes and prices. We have a diversified customer base located throughout the world and totaling, as of December 31, 2016, more than 230 customers. As of December 31, 2016, we employed 13 sales agents to represent us in more than 47 countries. We manage this worldwide sales network from our headquarters in Chile.

Timber

We produce panels (fiberboard and particleboard), sawn timber (green, kiln-dried lumber and flitches), remanufactured wood products and plywood. For the year ended December 31, 2016, sales of timber totaled U.S.$2.5 billion, representing 52.2% of our total revenues.

Exports, which include sales to countries other than the countries in which the goods are produced, accounted for 43.5% of our total revenues of timber for the year ended December 31, 2016. We sell panels primarily to customers in North America, Brazil, Chile, Argentina and other countries in Latin America.

The following table sets forth our panel sales to unaffiliated third parties for each of the years indicated.

	Year ended December 31,
	2016	2015	2014	2013	2012
	(in thousands of cubic meters)
Panels	4,754	4,915	4,840	4,738	2,988
Sawn timber	1,944	2,079	2,361	2,284	2,009
Remanufactured wood products	442	422	429	411	413
Plywood	564	594	444	425	568
Total	7,704	8,010	8,074	7,858	5,978

As of December 31, 2016, we owned and operated two panel mills, eight sawmills and two plywood mills in Chile; two panel mills and one sawmill in Argentina; two panel mills in Brazil; six panel mills in the United States; and two panel mills in Canada. Total aggregate installed annual production capacity as of December 31, 2016 was approximately 9.8 million cubic meters. We operate our sawmills in coordination with our forestry and sales operations, since our sawn timber is generally produced in accordance with customer specifications. All our sawmills are located near our pine plantations. As of December 31, 2016, we also owned five remanufacturing facilities—four in Chile and one in Argentina—that reprocess sawn timber into remanufactured wood products, such as moldings, jams and pre-cut pieces that end users require for doors, furniture and door and window frames. These facilities produced 434,843 cubic meters of remanufactured wood products in 2016.

Two acquisitions expanded our North American manufacturing presence. In December 2011, Arauco Panels USA, one of our U.S. subsidiaries, entered into an asset purchase agreement to acquire an industrial facility in Moncure, North Carolina for U.S.$56 million plus approximately U.S.$6 million in working capital. In June 2012, we entered into a share purchase agreement to acquire five panel mills in the United States, one of which was located in Albany, Oregon; two in Bennettsville, South Carolina; one in Eugene, Oregon; and one in Malvern, Arkansas and two panel mills in Canada, located in St. Stephen, New Brunswick and Sault Ste. Marie, Ontario. On July 1, 2012, we commenced the process of insourcing the operation of 13 sawn timber industrial facilities in Chile, which had previously been managed by third-party companies. As a result, we incorporated 2,900 people into our workforce in that same year. In 2015, we agreed to purchase a 50% of Sonae Arauco for a total purchase price of €137.5 million (equivalent to U.S.$153.1 million), comprising the following operations: (i) two panel plants and one sawmill in Spain; (ii) two panel plants and one resin plant in Portugal; (iii) four panel plants in Germany, (iv) and two panel mills in South Africa. The transaction closed on May 31, 2016.

Our panel mills in Chile are certified under standard Chain of Custody FSC® (License Code FSC-C119538), which includes two panel mills. Also, our eight sawmills, two plywood mills and the remanufacturing facilities are certified under the Chain of Custody FSC® standard (License Code FSC-C119538). Additionally, all our timber mills in Chile are certified under CERTFOR (PEFC homologated).

In North America, all our panel mills are certified under the Chain of Custody FSC® standard (License Code FSC-C019364) and our composite panel mills are also certified under the ISO 14001/ OHSAS 18001 standard.

Our Zárate Mill in Argentina is certified under the Chain of Custody FSC® standard (License Code FSC-C119529). All our mills in Argentina are certified under the Environmental Management System ISO 14001 standard, as well as under the Occupational Health and Safety Assessment Series (OHSAS) 18001 standard.

Our panel mills in Brazil (Jaguariaiva and Piên) are certified under the Chain of Custody FSC® standard (License Code FSC-C010928 and FSC-C118530), the Environmental Management System ISO 14001 standard and the Occupational Health and Safety Assessment Series (OHSAS) 18001 standard.

Chile

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

Nueva Aldea Mill. This mill was built on the same site as the original mill, which was destroyed as a result of the 2011 wildfires in the Bio-Bio Region of Chile. The new Nueva Aldea Mill started operating on December 18, 2013. It has an annual production capacity of 360,000 cubic meters of plywood panels.

Cholguán Sawmill and Remanufacturing Facilities. This sawmill has installed annual production capacity of approximately 317,000 cubic meters of lumber, as well as drying kiln facilities with installed annual production capacity of approximately 273,000 cubic meters and two remanufacturing facilities with installed annual production capacity of approximately 92,000 cubic meters of remanufactured wood products. The Cholguán sawmill also has a special facility for making laminating beams with installed annual production capacity of approximately 12,500 cubic meters.

Colorado Sawmill. This sawmill has an installed annual production capacity of approximately 273,000 cubic meters of lumber and produces “green” sawn timber (or sawn timber that is not kiln dried) for the Chilean, Japanese and Middle Eastern markets. It also has drying facilities with installed annual production capacity of approximately 175,000 cubic meters.

El Cruce Sawmill. This sawmill has an installed annual production capacity of approximately 116,000 cubic meters of lumber. Due to wildfires occurred during the months of January and February 2017 in Chile, the El Cruce Sawmill was destroyed.

Horcones I Sawmill and Remanufacturing Facility. This sawmill has an installed annual production capacity of approximately 484,000 cubic meters of lumber. It also has drying kilns with an installed annual capacity of approximately 362,000 cubic meters and a remanufacturing facility with an installed annual production capacity of approximately 130,000 cubic meters of remanufactured wood products.

Horcones II Sawmill. The annual production capacity of this mill is approximately 242,000 cubic meters of lumber. It also has drying facilities with an installed annual capacity of approximately 167,000 cubic meters.

Nueva Aldea Sawmill. This mill has installed annual production capacity of approximately 431,000 cubic meters of sawn timber and is equipped with drying kilns with installed annual capacity of approximately 351,000 cubic meters.

Valdivia Sawmill and Remanufacturing Facility. This sawmill has installed annual production capacity of approximately 464,000 cubic meters of lumber. It also has drying facilities with an installed annual capacity of approximately 336,000 cubic meters and a remanufacturing facility with installed annual capacity of approximately 85,000 cubic meters of remanufactured wood products.

Viñales Sawmill and Remanufacturing Facility. This sawmill has installed annual production capacity of approximately 377,000 cubic meters of lumber. It is also equipped with drying kilns with installed annual capacity of approximately 358,000 cubic meters and a remanufacturing facility with an installed annual capacity of approximately 101,000 cubic meters of remanufactured wood products.

Argentina

Piray Mill. This mill has an installed annual production capacity of approximately 300,000 cubic meters of MDF panels and 120,000 cubic meters of melamine lamination.

Zárate Mill. This mill has an installed annual production capacity of approximately 260,000 cubic meters of PBO panels and 220,000 cubic meters of melamine lamination, in addition to producing PBO.

Piray Sawmill and Remanufacturing Facility. This sawmill has installed annual production capacity of approximately 358,000 cubic meters of lumber. It is also equipped with drying kilns with installed annual production capacity of approximately 308,000 cubic meters and a remanufacturing facility with installed annual production capacity of approximately 67,000 cubic meters of remanufactured wood products.

Brazil

Jaguariaiva Mill. This mill produces MDF and has an installed annual production capacity of approximately 815,000 cubic meters of MDF panels through the first production line and 500,000 cubic meters of MDF panels through the second production line. Its total melamine lamination capacity is 280,000 cubic meters.

Piên Mill. This mill has an installed annual production capacity of approximately 750,000 cubic meters of panels distributed among two production lines with a production capacity of 440,000 cubic meters of MDF boards, 310,000 cubic meters of PBO and 250,000 cubic meters of melamine lamination.

United States

Duraflake Mill. This mill located in Oregon, has an installed annual production capacity of approximately 442,000 cubic meters of PBO and 132,000 cubic meters of melamine lamination.

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

Carolina Mill. This mill located in South Carolina has an installed annual production capacity of approximately 600,000 cubic meters of PBO and 285,000 cubic meters of melamine lamination. An expansion project was completed in the fourth quarter of 2016, increasing the mill’s PBO production capacity by 104,000 cubic meters and melamine capacity by 153,000 cubic meters.

Moncure Mill. This facility located in North Carolina includes an MDF production line with an annual production capacity of 285,000 cubic meters, a PBO production line with an annual production capacity of 262,000 cubic meters and two melamine lamination production lines with a combined annual production capacity of 150,000 cubic meters.

Canada

Sault Sainte Marie Mill. This mill located in Ontario has an installed annual production capacity of approximately 310,000 cubic meters of MDF and 115,000 cubic meters of melamine lamination.

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

Sonae Arauco

Sonae Arauco, of which we own 50%, and its subsidiaries produce market wood panels, of the OSB, MDF and PB type, and sawn timber through the operation of: (i) two panel plants and one sawmill in Spain; (ii) two panel plants and one resin plant in Portugal; (iii) four panel plants in Germany, (iv) and two panel mills in South Africa. In the aggregate, the production capacity of Sonae Arauco is approximately 460,000 cubic meters of OSB, 1,450,000 cubic meters of MDF, 2,270,000 cubic meters of particleboards and 100,000 cubic meters of sawn timber.

Forestry Products

Our forestry products are sawlogs, pulplogs, posts and chips. As a result of our forest management policies and the increasing maturity of our plantations, our plantations are yielding increasing volumes of forestry products, particularly clear wood. As the volume of clear wood has grown, we have broadened our range of forestry products. For the year ended December 31, 2016, sales of forestry products were U.S.$86.5 million, representing 1.8% of our revenues for such year.

The following table sets forth, by category, forestry product sales to unaffiliated third parties for each of the years indicated.

	Year ended December 31,
	2016	2015	2014	2013	2012
	(in thousands of cubic meters)
Sawlogs	1,328	1,793	2,262	2,149	2,250
Pulplogs	459	591	499	546	274
Posts	0	0	2	13	22
Chips	366	278	303	305	365

Energy and Sustainable Development

We utilize renewable fuels such as forest biomass sub-products in power plants that cogenerate the steam and electricity required for our manufacturing operations, thus contributing to reducing greenhouse emissions. Biomass co-generation allows for a high thermal efficiency, approaching 80% in some cases. In addition to meeting our own energy needs, in Chile we generate a significant amount of surplus power, which we deliver to the Sistema Interconectado Central (Chilean power grid, or SIC), which distributes electrical power throughout the Central and Southern Regions of Chile. In Uruguay, biomass sub-products from our Montes del Plata Mill also cogenerate the steam and electricity to meet our energy needs, and surplus power is delivered to the Uruguayan power grid.

The following table sets forth, by country and mill, our energy producing facilities and their annual installed capacities, maximum generation, average consumption and surplus power as of December 31, 2016:

Country/Mill	Installed Capacity (MW)	Maximum Generation (MW)	Average Consumption (MW)	Surplus power delivered to Power Grid (MW)
Chile
Arauco	127	105	81	24
Constitución	40	30	22	8
Cholguán	29	28	15	13
Licancel	29	20	14	6
Valdivia	140	115	54	61
Horcones (gas/diesel)	24	24	0	24
Nueva Aldea I	30	28	14	14
Nueva Aldea II (diesel) (1)	10	N.A.	0	N.A.
Nueva Aldea III	136	100	63	37
Bioenergía Viñales	41	31	9	22

Total Chile	606	481	272	209

Uruguay
Montes del Plata (2)	82	74	38	36

Total Uruguay	82	74	38	36

Argentina
Piray	38	23	15	8
Esperanza	40	35	40	0

Total Argentina	78	58	55	8

Total	766	613	365	253

(1)	Nueva Aldea II does not have energy available to sell to third parties
(2)	Considers 50% of joint venture Montes del Plata

As of December 31, 2016, we had registered five co-generation power plants in Chile as greenhouse emission reduction project activities under the Clean Development Mechanism (CDM) of the Kyoto Protocol. Three of them were registered during 2006, Trupán, Nueva Aldea (first phase) and Nueva Aldea (second phase); a fourth plant was registered in 2009, the Valdivia biomass power plant; and the fifth one was registered in January 2011, the Horcones power plant expansion project. Each of these power plants generates electricity through forestry biomass (forestry and wood industrial sub-products, including the wood pulp by-product called “black liquor”), which is a renewable carbon-neutral fuel that allows the facilities to decrease their reliance on fossil-fuel intensive grid electricity.

Arauco was the first Chilean forestry company to issue Certificates of Emission Reductions (CERs or carbon credits) through the CDM of the Kyoto Protocol in Chile. As of December 31, 2016, we had issued a total of 3.57 million CERs with our CDM projects. As of the date of this annual report, we have sold 1.6 million CERs, mainly to European companies subject to compliance obligations under the European Trading Scheme (ETS). The following table presents the total amount of CERs issued and sold by Arauco for each of the years indicated:

	Year ended December 31
	2016	2015	2014	2013	2007-2012
CERs issued (net of the commission paid to United Nations Framework Convention on Climate Change, or UNFCCC)	109,844	827,971	403,317	488,475	1.67 million
CERs sold or donated	561,619	1,375	42,567	—	1.04 million

In 2015, Arauco entered into a long-term sale agreement with Vattenfall Energy Trading Netherlands N.V., pursuant to which Arauco agreed to sell all its CERs generated between 2013 and 2020 to Vattenfall. This agreement provides for the sale of our carbon credits in the European compliance market, which is the largest carbon credit market currently in operation. In 2016, Arauco sold 560,267 CERs to Vattenfall Energy Trading Netherlands N.V. under the long-term agreement.

The Viñales biomass power plant, which began operations on May 17, 2012, reached its maximum production capacity on August 29, 2012. The power plant is located alongside the Viñales sawmill, in Chile’s Seventh Region. The plant includes a biomass-fueled power boiler with capacity to produce 210 tonnes of steam per hour and a 41 Megawatt extraction-condensing turbo generator. This power plant was also developed as an emission reduction project initiative by Arauco. On January 27, 2013, the Viñales emission reduction project activity was successfully registered as a greenhouse gas emission reduction project activity under the voluntary carbon standard: Verified Carbon Standard (VCS). This project issued its first verified emission reductions (VERs) in early 2017.

During January 2013, the biomass cogeneration power plant located in the Montes del Plata pulp mill facility in Uruguay was successfully registered as a CDM project activity. This was the eleventh CDM project registered in Uruguay. This project activity is expected to generate an average of 124,000 CERs per year, during its first 7-year crediting period. It is expected that this project will issue its first CERs in the first half of 2018.

Competition

We experience substantial worldwide competition in each of our geographical markets and in each of our product lines.

Pulp

In general, our competitors in the pulp market vary depending on the geographical region and variety of pulp involved. CMPC Celulosa S.A., or CMPC, and Fibria Cellulose S.A., or Fibria, are our main competitors in most geographical regions. While Fibria produces hardwood pulp only, CMPC produces both softwood and hardwood pulp. In Asia, we also face competition from Canadian, Brazilian, Russian and Indonesian producers. In Europe, we face competition from Brazilian, Scandinavian and U.S. producers. Our main competitors with respect to unbleached softwood pulp are from Canada and Russia.

Timber

Arauco’s main competitors in the MDF market are: in Latin America, Duratex S.A., Masisa S.A., Berneck, and other large South American producers; in North America, local producers such as Roseburg Forest Products Co.; in Asia, producers from Malaysia and China; and in the Middle East, European producers.

For sales of PBO, in the Latin American market we compete mainly with Duratex S.A., Masisa S.A., Berneck S.A. and Fibraplac S.A. In North America, we mainly compete with Roseburg Forest Products Co., Temple-Inland Inc., Kaycan Ltd. and Sonae Indústria, SGPS, SA.

Arauco’s principal competitors in the plywood markets are located in the United States, Finland, Chile and China. We compete mainly with CMPC, Eagon, Roseburg, Georgia-Pacific, and UPM, among others.

For remanufactured wood products, our main competitors are located in Chile, Brazil and the United States. For sawn timber, our main competitors are located in Europe, New Zealand, Canada and Chile. We believe that our operating efficiencies, competitive logistics costs, ability to serve customers with multiple specifications, geographical presence in 38 countries and the versatility of our radiata and taeda pine allow us to compete effectively in the world market for timber products.

Transportation, Storage and Distribution

To remain competitive worldwide, we ship our products to various distribution centers around the world from which final delivery to the customer is made.

The following are the principal Chilean ports that we use, each of which is operational as of the date of this annual report:

•

Coronel. A private port located between Concepción and the Arauco Mill, which we built as a member of a consortium with five other companies and in which we have an equity interest of 50%. We shipped 45% of our aggregate export volume through this port in 2016;

•	Lirquén. A private port in Concepción in which we have an equity interest of 20.3% and through which we shipped 28% of our aggregate export volume during 2016; and

•	San Vicente. A state-owned port near the city of Concepción through which we shipped 27% of our aggregate export volume during 2016.

The closest ports to our Chilean mills are located as follows: approximately 60 kilometers from the Arauco Mill, 310 kilometers from the Constitución Mill, 370 kilometers from the Licancel Mill, 70 kilometers from the Nueva Aldea Mill and 430 kilometers from the Valdivia Mill. We do not own pulp storage warehouses at any of these ports.

We ship pulp to various ports in Europe, North and South America and Asia and, as is customary in the pulp industry, we store some stock in those ports. We use 12 foreign ports that have warehouse facilities available, and standard storage terms provide that we are entitled to a certain period of storage free of charge. We seek to ensure that we do not exceed the free storage period for each shipment. As of December 31, 2016, we had approximately 86,620 AdT of pulp in storage in warehouses at foreign ports.

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

In Uruguay, our finished product of hardwood pulp is shipped mainly to Europe and Asia through our own Montes del Plata Mill port located next to the pulp mill in Punta Pereira, Colonia, Uruguay.

In North America, products sourced from our South American operations are shipped into 17 major ports of entry and are dispatched to more than 3,500 locations in the United States and Canada. Arauco’s eight composite panel plants in North America service over 580 customers throughout the region mainly through trucks, in addition to exporting products to the Caribbean, Central America and the Middle East.

Description of Property

The following table presents our principal properties as of December 31, 2016.

Country	Forestry	Plants and Facilities
Chile	1,108,611 total hectares 718,460 hectares of plantations	5 Pulp Mills 2 Panel Mills 2 Plywood Mills 8 Sawmills 4 Remanufacturing Facilities

Argentina	263,384 total hectares 132,333 hectares of plantations	1 Pulp Mill 1 MDF Mill 1 PBO Mill 1 Sawmill 1 Remanufacturing Facility 1 Chemical Plant

Brazil	181,298 total hectares 100,468 hectares of plantations	1 MDF Mill 1 MDF-PBO Mill

Uruguay (1)	122,609 total hectares 73,696 hectares of plantations	50% of 1 Pulp Mill

United States		2 PBO Mills 3 MDF Mills 1 MDF-PBO Mill

Canada		1 MDF Mill 1 MDF-PBO Mill

Portugal		50% of 1 MDF Mill (2) 50% of 1 PBO Mill (2)

Spain		50% of 1 MDF Mill (2) 50% of 1 PBO Mill (2) 50% of 1 Sawmill (2)

Germany		50% of 2 MDF Mills (2) 50% of 1 MDF-PBO Mill (2) 50% of 1 PBO-OSB Mill (2)

South Africa		50% of 1 PBO Mill (2) 50% of 1 PBO Mill (2)

(1)	Corresponds to 50% of Montes del Plata.
(2)	Corresponds to 50% of Sonae Arauco.

Future expansion plans will depend on global market conditions. For information regarding environmental risks associated with our use of our properties, see “Item 3. Key Information—Risk Factors—Risks Relating to Us and the Forestry Industry.”

Insurance

We carry a global insurance program, consistent with industry practice, covering our production plants, facilities and equipment. This insurance provides coverage, in the event of fire, explosion, machinery breakdowns or natural disasters, including earthquakes and tsunamis. Our insurance covers up to U.S.$750 million per loss in Chile, U.S.$300 million per loss in each country: Argentina, Brazil, United States and Canada (for Arauco North America), including physical damage and business interruption for up to 18 months. The deductible for Chile and Argentina for physical damage is U.S.$3 million per occurrence for damages caused by earthquakes and tsunamis, with a deductible of 2% of the insured amount for each location, subject to a cap of U.S.$25 million. Deductibles for business interruption are 30 days for all losses, 45 days for machinery breakdowns and 60 days for machinery breakdowns of turbines. We also have an annual self-insurance retention of U.S.$20 million, with a U.S.$10 million maximum per event. The deductible for Arauco North America, including physical damage and business interruption is U.S.$2.5 million, and the deductible for Brazil, including physical damage and business interruption is U.S.$1.5 million. All of our insurance policies covering our production plants, facilities and equipment in Chile, Argentina, Brazil, United States and Canada are carried by the Seguros Generales Suramericana S.A. (60.2%), Compañía de Seguros Generales Penta Mapfre S.A. (21.3%) and Ace Seguros S.A. (18.5%).

Also, we have contracted fire insurance policies for all of our Chilean forest holdings and nurseries but do not insure against pests or disease. In Argentina, we maintain fire insurance for 15,652 hectares of timber assets located in the Delta del Paraná, near Buenos Aires and Entre Ríos. For the rest of our Argentine operations, we do not maintain fire insurance for our timber assets because we believe that the risk of damage from fire is low as Argentina receives significant amounts of rainfall, particularly during the summer months. For our forests in Brazil we maintain fire insurance for 26,000 hectares of Novo Oeste’s timber assets located in Mato Grosso do Sul. For the rest of our forests in Brazil, we do not maintain fire insurance because we believe the risk of damage from fire does not justify the costs of carrying insurance. Terms, deductibles and limits of our insurance policies in all the countries where we operate are consistent with industry practice, which in conjunction with the Company’s own resources, allow it to minimize these risks.

The forestry insurance for plantations located in Chile is carried by Seguros Generales Suramericana S.A. (60%) and Compañía de Seguros Generales Penta S.A. (40%), with a U.S.$50 million maximum limit and a deductible of U.S.$15 million per event. The insurance policies for plantations located in the Delta del Paraná, Argentina, are carried by Sancor Seguros and have a maximum limit of U.S.$7 million with a deductible of U.S.$140 thousand. Our insurance policies for some of our plantations located in Mato Grosso do Sul, Brazil, are carried by Fairfax Insurance and have a maximum limit of R$30 million with a deductible per event of R$1.5 million.

For more information regarding the risks for which we insure our property, see “Item 3. Key Information—Risk Factors—Risks Relating to Us and the Forestry Industry.”

Our Nueva Aldea complex suffered significant fire related damage to our plywood mill and forests due to wildfires that affected the Eight Region of Chile on December 31, 2011. Our insurance covered the losses related to our forest plantations. We had a U.S.$1.0 million deductible for property damage and a U.S.$1.97 million deductible for business interruption at our Nueva Aldea plywood mill. On December 11, 2012, we and the insurers accepted the final report of the insurance adjusters. In accordance with such final report, as of December 31, 2013, we received a total recovery of U.S.$33 million, net of U.S.$110 million in advance payments that we had already received. With respect to our inventory, which was covered under a different policy, we received during 2013 a total recovery of U.S. $20.8 million.

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

For the year ended December 31, 2016, our aggregate capital expenditures were U.S.$556.6 million, consisting primarily of U.S.$419.2 million for addition of property, plant and equipment and U.S.$137.4 million for the addition of biological assets.

For the year ending December 31, 2017, we have planned capital expenditures of U.S.$600 million, which principally include U.S.$240 million in maintenance of our existing mills, U.S.$230 million in expansion and other strategic initiatives, and U.S.$130 million in maintenance and acquisition of biological assets.

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

Chile

The Chilean legislation to which we are subject includes the Ley Sobre Bases Generales del Medio Ambiente (Chilean Environmental Law) and related regulations. Current environmental institutions include the following public entities: the Ministry of the Environment (aimed at developing national environmental policy), the Service of Environmental Evaluation (in charge of administering the environmental assessment system), the Evaluation Commissions (in charge of evaluating projects and activities within the Environmental Impact Evaluation System), and the Superintendence of Environment (in charge of supervising and auditing environmental compliance).

Under the Chilean Environmental Law, we are required to conduct environmental impact studies or declarations on the environmental impact of any future projects or activities (or their significant modifications) that may affect the environment. These and other regulations also establish procedures for private citizens to object to the plans or studies submitted by project owners.

Governmental agencies may participate in the oversight of the implementation of projects in accordance with their environmental impact studies or declarations of environmental impact. Under the Chilean Environmental Law and other regulations, affected private citizens, public agencies and local authorities can sue to enforce compliance with environmental regulations. Enforcement remedies include temporary or permanent closure of facilities and fines. The Superintendence of Environment has issued numerous resolutions, instructions and requirements to various companies, officials and supervised parties, including our Company.

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

Arauco expressed concerns, among others, regarding various aspects of the Norm’s General Environmental and Social Impact Assessment (AGIES, for its acronym in Spanish), prior to its enactment. These objections included the lack of identification and consideration for the effective economic and social costs resulting from the adoption of the Norm. Other objections include that the Norm’s parameters and limits exceed the reviewed water quality criteria enforced by reference countries in both quantity and stringency; and that many of the parameters and limits are not technically or environmentally reasonable. The Company challenged the validity of the Norm before the Third Environmental Court in January 2016. Several technical, economical and legal reports from third parties (scientists, economists and attorneys from different countries) were filed to support the challenge. Other local actors challenged the Norm as well, such as Corporación para el Desarrollo de la Región de Los Rios (Association for the Development of Los Rios Region) CODEPROVAL (for its acronym in Spanish) and the local company Forestal Calle Calle S.A. The Third Environmental Court ruled in our favor on September 29, 2016, declaring the Norm invalid. This decision was appealed by the government before the Supreme Court. A final ruling is expected during 2017.

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

As of the date of this annual report, we have been subject to certain inspections, and the Superintendence has served us with several requests for information. As stated above, in 2016 the Superintendence of the Environment initiated four administrative proceedings against the Valdivia, Nueva Aldea, Licancel and Constitución mills. The proceedings against the Valdivia Mill are ongoing, and may result in material administrative fines or sanctions, the revocation of environmental authorizations or the temporary or permanent closure of facilities. The Nueva Aldea and Constitución mills decided to submit compliance programs according to applicable regulations, both of which were approved by the Superintendence of the Environment. These programs require the mills to implement actions and/or make certain investments in connection with the charges made by the Superintendence. Once these activities have been completed, the proceedings will end. With regards to the Licancel Mill, the Company filed its defense in June 2016. In

February 2017, the Superintendence of the Environment found the Licancel Mill liable for three out of four charges and imposed a fine of 239 UTA (approximately U.S.$205,000). This decision was appealed before the above Superintendence. A final decision by the Superintendence is expected in 2017.

We have faced, and continue to face, certain other environmental proceedings in connection with certain of our mills. For a description of these proceedings, see “Item 8. Financial Information—Legal Proceedings.” and Note 18 of our audited consolidated financial statements.

Argentina

Our operations in Argentina are subject to Argentine environmental legislation, including regulation by municipal, provincial and federal governmental authorities.

Argentine environmental legislation includes the requirement that water used or recovered in the production process must be chemically, biologically and thermally treated before being returned to public waters, such as the Paraná River. In addition, all gaseous emissions must be scrubbed to ensure satisfactory levels of waste particle recovery and odor removal. Regular testing of river water and air quality is used to monitor the ultimate impact of the mill on the environment.

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

For certain activities (including construction of an industrial plant) listed in Article 2 of Decree No. 349/005, a Viability Location Report, or VAL, is required. This report should be submitted before the National Environmental Bureau and must include a notification to the municipal government where the project is to be located (Intendencia) and the delivery of information similar to that required for the AAP. This process contemplates a period for public comment on summary information that is available. The Intendencia involved in any such project may submit its findings to the DINAMA for consideration. The VAL, if needed, must be obtained prior to the AAP. The relevant companies that comprise Montes del Plata have already obtained the AAP and the VAL.

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

Forestry, Land-Use and Land Ownership Regulations

Chile

The management and exploitation of forests in Chile is regulated by the Forests Law of 1931, as amended, and Decree Law No. 701 of 1974, as amended. The Forests Law and Decree Law No. 701 impose a variety of restrictions on the management and exploitation of forests. Forestry activities, including thinning, on land that is designated as preferably suited for forests or that has native or planted forests, are subject to management plans that require the approval of the Corporación Nacional Forestal, or National Forest Service (“CONAF”). In addition, the Forests Law and Decree Law No. 701 impose fines for the harvesting or destruction of trees and shrubs in violation of the terms of a forest management plan. We believe that we are in material compliance with the Forests Law and Decree Law No. 701.

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

There are current discussions about certain Brazilian legal restrictions on the acquisition of rural properties by foreign companies and by Brazilian companies controlled by foreign persons. Those restrictions are contained in the Opinion issued by the Office of the General Counsel to the Federal Government in August 2010, which has been the subject to several judicial challenges. Currently, there is a pending litigation before the Supremo Tribunal Federal (Highest Court in Brazil) to determine if the Federal Law No. 5,709/1971 is applicable to Brazilian companies with foreign shareholders, as it could arguably be contrary to the Brazilian constitution. In addition, the Government is expected to submit a bill to Congress addressing this subject. Our local counsel has advised us that although in their opinion these restrictions are not applicable to the transactions consummated by our Brazilian subsidiaries, they could apply to future transactions. We believe that our Brazilian operations are in material compliance with the applicable regulatory framework.

Uruguay

The management and exploitation of forests in Uruguay is regulated primarily by Law No. 15,939 (as amended by Law No. 18,083 and by the regulatory decree No. 452/988), which has declared forestry activity as an area of national interest. This law classifies forests into three categories: protectors, yield and general, and provides certain tax and financial benefits related to forests classified as protectors and yield located in areas classified as forestry priority. If such forests were planted after January 1, 2007, they must also comply with the definition of quality wood. In order to obtain such classification, interested parties must submit a forestry management plan to the General Forestry Bureau. This law also establishes certain conservation requirements and controls for each category of forest.

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

Overview

We derive our revenue from the sale of bleached and unbleached pulp, panels such as MDF, PBO, HB, and plywood, and sawn timber products such as sawn timber and remanufactured wood products, forestry products, such as sawlogs and pulplogs, and sales of electricity to the grid. Export sales constituted 62.1% of our total revenue for the year ended December 31, 2015 and 58.1% of our total sales revenue for the year ended December 31, 2016. Sales of pulp constitute the single largest component of our revenue. As with many commodities, pulp is subject to significant cyclical price fluctuations determined by global supply and demand. Accordingly, our revenue is subject to cyclical fluctuations. Prices for timber and forestry products, also fluctuate significantly among markets. Although prices tend to have the most significant effect on our results of operations, sales volume and product mix, production costs and exchange rate fluctuations also can have a substantial impact on our results.

Our business, results of operations and cash flows depend, to a large extent, on the level of economic activity, on government and foreign exchange policies and on political and economic developments in our principal export markets. In 2014, we exported our products to Asia, North, Central and South America, Europe and, to a lesser extent, Africa and the Middle East. In 2014 and 2015, 91.8% and 90.8%, respectively, of total pulp revenues were export sales, and 26.6% and 25.9%, respectively, of total timber products and forestry product revenues were export sales. In 2016, 92.2% of our total pulp revenues were export sales, and 26.7% of total timber products and forestry product revenues were also export sales. Our business, earnings and prospects may be materially and adversely affected by developments in our export markets with respect to inflation, interest rates, currency fluctuations, protectionism, government subsidies, price and wage controls, exchange control regulations, taxation, expropriation or social instability, as well as by political, economic or diplomatic developments.

As of December 31, 2016, 63.3% of our property, plant, equipment and forest assets were directly owned by Celulosa Arauco and Constitución S.A. and our Chilean subsidiaries, 9.1% by our Argentine subsidiaries, 8.9% by our Brazilian subsidiaries, 2.9% by our U.S. and Canadian subsidiaries and 15.8% by our joint operation in Uruguay. In 2016, 59.9% of our consolidated revenue was derived from our operations in Chile, 8.7% of our consolidated revenue was derived from our operations in Argentina, 7.4% of our consolidated revenue was derived from our operations in Brazil, 16.8% of our consolidated revenue was derived from our operations in the United States and Canada and 7.2% of our revenue was derived from our operations in Uruguay. Accordingly, our financial condition, results of operations and cash flows are affected by, to a significant degree, economic conditions in Chile, Argentina, Brazil, Uruguay, the United States and Canada.

Economic Indicators in Chile, Argentina, Brazil, Uruguay, the United States and Canada

Chile

According to the Central Bank of Chile, Chile’s GDP increased by 1.9% in real terms during 2014, and in 2015 and 2016 it grew at rates of 2.3% and 1.6%, respectively. See “Item 3. Key Information—Risk Factors—Risks Relating to Chile.”

Argentina

According to the Instituto Nacional de Estadística y Censos (the Argentine National Statistics and Census Institute, or the “INDEC”), Argentina’s GDP increased by 0.5% in real terms during 2014, and in 2015, it grew at a rate of 2.6%. For 2016, the INDEC reported a negative growth of 2.3% in real GDP. In 2014 and 2015, the Argentine peso depreciated against the U.S. dollar by 30.7% and 51.7%, respectively. In 2016, the Argentine peso depreciated against the U.S. dollar by 20.9%.

From 2007 through 2015, the INDEC, underwent institutional and methodological reforms that gave rise to controversy regarding the reliability of the information that it produced, including inflation, GDP, unemployment and poverty data.    On January 8, 2016, based on its determination that the INDEC had failed to produce reliable statistical information, particularly with respect to its CPI, GDP and foreign trade data, the new Argentine administration declared a state of administrative emergency for the national statistical system and the INDEC that remained in effect through December 31, 2016. Following the emergency declaration, the INDEC ceased publishing statistical data until a rearrangement of its technical and administrative structure was finalized. As of the date of this annual report, the INDEC has published certain revised data, including the CPI monthly data since May 2016 and foreign trade and balance of payment statistics. On June 29, 2016, the INDEC published a report including revised GDP data for the years 2004 through 2015.

Although reports published by the International Monetary Fund (IMF) stated that their staff used alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, which have shown inflation rates considerably higher than those published by the INDEC between 2007 and 2015, on November 9, 2016, the IMF Executive Board lifted its censure on Argentina, noting that Argentina had resumed the publication of data in a manner consistent with its obligations under the Articles of Agreement of the IMF. Future economic, social and political developments in Argentina, over which we have no control, could impair our and Arauco Argentina’s business, financial condition or results of operations. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina.”

Brazil

According to the Instituto Brasileiro de Geografia e Estatística (the Brazilian Institute of Geography and Statistics), Brazil’s GDP increased in real terms by 0.1% during 2014, and decreased by 3.8% in 2015. In 2016, Brazil’s GDP decreased in real terms by 3.6%. In 2014 and 2015, the Brazilian real depreciated against the U.S. dollar by 10.8% and 47.7%, respectively. In 2016, the Brazilian real depreciated against the U.S. dollar by 16.4%. See “Item 3. Key Information—Risk Factors—Risks Relating to Brazil.”

Uruguay

According to the Banco Central del Uruguay (the Central Bank of Uruguay), Uruguay’s GDP increased by 3.2% in real terms during 2014, and in 2015 and 2016 it grew in real terms at rates of 0.4% and 1.5%, respectively. In 2014, the Uruguayan peso appreciated against the U.S. dollar by 12.8% but in 2015 it depreciated against the U.S. dollar by 23.2%. In 2016, the Uruguayan peso again appreciated against the U.S. dollar by 3.2%. See “Item 3. Key Information—Risk Factors—Risks Relating to Uruguay.”

United States

According to the U.S. Bureau of Economic Analysis, the United States GDP increased by 2.4% in real terms during 2014, and in 2015 and 2016 it grew in real terms at rates of 2.6% and 1.6%, respectively. See “Item 3. Key Information—Risk Factors—Risks Relating to the United States and Canada.”

Canada

According to the Bank of Canada, Canada’s GDP increased by 2.5% in real terms during 2014, and in 2015 and 2016 it grew in real terms at rates of 1.2% and 1.4%, respectively. The Canadian dollar depreciated against the U.S. dollar by 9.0% in 2014, 19.6% in 2015 and 3.8% in 2016. See “Item 3. Key Information—Risk Factors—Risks Relating to the United States and Canada.”

Exchange Rate Fluctuations

We generally price our exports in U.S. dollars, whereas our domestic sales in Chile are priced in Chilean pesos except for pulp sales, which are priced in U.S. dollars; domestic sales in Brazil are priced in Brazilian reals and domestic sales in Argentina are priced in Argentine pesos except for pulp sales, which are priced in U.S. dollars. To the extent that the Chilean peso depreciates against the U.S. dollar, our domestic revenues may be adversely affected when expressed in U.S. dollars. The same effects may occur for our domestic sales in Argentina and Brazil for products sold in each of the respective local currencies.

The Chilean peso has been subject to devaluation in the past and could be subject to significant fluctuations in the future. During 2016, the value of the Chilean peso relative to the U.S. dollar increased 5.7% in nominal terms, based on the observed exchange rates on December 31, 2015 and December 31, 2016. The observed exchange rate on April 25, 2017, as published in the Official Gazette on April 26, 2017, was Ch$660.04 to U.S.$1.00. For information regarding historical rates of exchange in Chile from January 1, 2012, see “Item 3. Key Information—Exchange Rates.”

The effect of exchange rate fluctuations is partially offset by the fact that certain of our operating expenses are denominated in U.S. dollars (such as our freight costs and selling expenses in the form of commissions paid to our sales agents abroad) and a significant part of our indebtedness is denominated in U.S. dollars. As of December 31, 2016, our U.S. dollar-denominated indebtedness was U.S. $4.5 billion. In addition, as the U.S. dollar appreciates against the legal currency in any of our export markets, we must from time to time price our sales in that local currency to compete effectively.

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

The following table sets forth, for the periods indicated, average unit sales prices for our products.

	Year ended December 31, (1)
Product (2)	2016	2015	2014
	(U.S.$ per tonne) (3)
Pulp
Bleached pulp	549.5	636.7	666.8
Unbleached pulp	592.4	616.6	687.0
	(U.S.$ per cubic meter) (3)
Timber
Sawn timber	246.8	239.8	270.0
Remanufactured wood products	556.1	686.4	549.6
Plywood	402.4	403.8	472.1
Panels	322.6	325.0	353.6

Forestry Products
Logs	35.3	36.9	43.9

(1)	Calculated as average unit prices for the year based on our internally collected data.
(2)	Each category of product contains different grades and types and the shipping terms vary with the product, as well as the customer.
(3)	We generally quote our prices in U.S. dollars for export sales and in Chilean pesos, Argentine pesos or Brazilian reals, as applicable for domestic sales.

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

Prices for unbleached softwood market pulp also follow cyclical patterns related to worldwide demand, stock levels and supply. Unbleached softwood market pulp represents about 3.4% of the total wood pulp market. The majority of such pulp is sold in Asia, and its price does not necessarily follow the cycle of prices for NBSK or BEKP.

In 2015, a new pulp mill entered the short fiber pulp market with an annual production capacity of 1.3 million tonnes. During the first half of 2015 the short fiber market remained stable, with a peak price of U.S.$ 811.2 per tonne in October 2015. Following the October peak BEKP prices began to decrease as a result of the global economic downturn and lower demand in the Chinese market as a result of the devaluation of the Yuan, ending the year at a price of U.S.$788.9 per tonne. Expectations of new supply during 2016 and especially in 2017, continued to pressure prices down, reaching their lowest level for 2016 in December 2016, at U.S.$652.58 per tonne. A new pulp mill located in Indonesia began its ramp-up in November 2016. With an annual capacity of 2.8 million tonnes, it is currently one of the largest pulp mills worldwide. Throughout 2015 and the first half of 2016, NBSK prices followed a downward trend, reaching U.S.$789.2 per tonne at the end of April 2016. For the remainder of the year, prices slightly recovered and stabilized, finishing the year at U.S.$808.83 per tonne.

Prices of NBSK

The following table sets forth the prices for NBSK for the years indicated, as well as the variation with respect to the previous year, as listed on the NBSK index for the periods indicated:

List Price as of December 31,			Change YoY
2013	U.S.$	906.48	12.0%
2014		932.06	2.8%
2015		808.36	(13.8)%
2016		808.83	0.7%

Prices of BEKP

The following table sets forth the prices for BEKP for the years indicated, as well as the variation with respect to the previous year, as listed on the BEKP index for the periods indicated:

List Price as of December 31,			Change YoY
2013	U.S.$	769.73	(0.8)%
2014		742.90	(3.5)%
2015		788.91	6.2%
2016		652.58	(17.3)%

Prices of UKP

The following table sets forth the market price of UKP for the years indicated, as well as the variation with respect to the previous year:

Price as of December 31,		Change YoY
2013	721.5	23.8%
2014	650.4	(9.9)%
2015	601.7	(7.5)%
2016	573.82	(4.6)%

Forestry and Timber Prices

Over the last five years, the average prices for our forestry and sawn timber products have fluctuated significantly, reflecting the effect on demand of global economic developments.

During 2012, average sales prices in our timber products segment increased as compared to 2011, mainly due to a 6.7% increase in average sales prices of sawn timber. In 2012, sales in our panel segment increased by 3.7% as compared to 2011. This increase was mainly due to a 10.4% increase in sales volume, which was partially explained by the acquisition of the Moncure mill and Flakeboard in 2012.

During 2013, the average prices in our timber products segment increased 1.0%. The average price of panels increased 0.5%.

During 2014, all sawn timber improved, with increased demand that permitted the sales mix and prices to improve relative to 2013. Asian markets, in particular Japan, South Korea and China followed this positive trend. The North American market, despite an improvement in the Housing Starts index, did not show significant improvement, however prices rose in our solid wood moldings business. Also, our MDF and PBO sales in North America had positive and stable price levels. In Brazil, our panels business had relatively stable price levels in Brazilian reals.

During 2015, average prices for our timber products declined by 8.0% and 0.9% respectively, compared to 2014. Overall, countries with depreciated currencies increased their exports, resulting in greater supply in several markets, which in turn, lowered prices. In Brazil, for example, overall average prices dropped due to the country’s economic slowdown. In North America, increased competition mainly affected the MDF market, with increased exports from Brazilian and Canadian producers, among others. Prices for our moldings products remained stable. As a result of the decrease in Argentina’s competitiveness in the export market, we focused our sales efforts with respect to panels primarily on the domestic market. The higher production of our Nueva Aldea Mill increased our plywood sales volume throughout the year. Particleboards also showed increased sales benefitting from production at our Teno Mill, which reached full production capacity during the first quarter of 2015. We were also able to improve product mix sales, increasing sales of our greater value added products (such as melamine products). In addition, we experienced increased competition in the Middle East in the sawn timber market during the first six months of 2015 due to higher supply from European markets.

During 2016, average prices for our panels and sawn timber declined by 0.7% and 2.7% respectively, in each case compared to 2015. Sales volumes decreased compared to 2015, with panels sales volume dropping by 3.3% and sawn timber sales volume dropping by 4.6%. Argentine markets continued to be pressured during 2016, and opportunities to export to other countries were limited. Brazilian markets followed a similar trend, although there were higher export opportunities, where the depreciation of their local currency against the U.S. dollar made costs more competitive. These export opportunities were mainly to North America, where higher supply volumes entered the market, partially offset by healthy demand throughout the year. Our new commercial sales office in the Middle East also enabled us to reach new customers and have a better presence in those markets.

Prices for our forestry and sawn timber may decline in the future. Our results of operations may be materially adversely affected if the prices of our products decline from current levels.

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

Cost of sales increased 9.2% during 2012 as a result of increased sales volume in all our business segments and increases in the unit costs of our main products. Compared to 2011, our costs of sales per tonne increased 8.7% for bleached softwood pulp, increased 7.2% for bleached hardwood pulp, and increased 19.1% for unbleached softwood pulp. In 2012, our cost of sales measured as a percentage of total revenues was 73.6%, as compared to 65.9% in 2011.

Cost of sales increased 12.4% during 2013, when compared with 2012. This was mainly the result of an increase in the sales volumes of our panels, pulp and timber products business segments by 45.2%, 5.2% and 7.3%, respectively. In 2013, we were able to achieve lower unit costs of pulp. Our cost of sales per tonne of BSKP and BEKP decreased 4.7% and 6.0%, respectively. This was largely due to an improvement in production rates at our pulp mills as compared to 2012. In 2013, our cost of sales measured as a percentage of total revenues was 69.1%, as compared to 73.6% in 2012.

In 2014, our cost of sales increased 2.7% when compared with 2013. However, as a percentage of our revenues, in 2014 and 2013 cost of sales represented 68.6% and 69.1% of total revenues, respectively. The 2.7% increase in cost of sales reflects the volume increase in our sales of pulp, sawn timber and panels by 6.5%, 3.6% and 2.3%, respectively.

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

In 2016, our cost of sales decreased by 0.4% when compared to 2015. The cost of chemical products and energy and fuels for use during our production process decreased by 11.2% and 18.9% respectively, in each case compared to 2015. Energy prices followed a downward trend during the entire 2016, while fuel prices continued at levels much lower than their historical average (despite certain recovery in price levels during the second half of the year). Lower forestry labor costs also allowed for lower total cost of sales. A partially offsetting factor was the cost of timber which increased by 14.9% mostly as a result of our increase in sales volume in our pulp segment by 4.0% and an increase in the fair value cost of timber harvested by 10.9%.

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

Impairment of goodwill

Determining whether goodwill is impaired requires an estimate of the value in use of the cash-generating units to which goodwill has been allocated. Arauco estimates the value either based on appraisals and/or the future cash flows expected to arise from the cash-generating unit and a suitable discount rate to calculate present value. See Note 17 to our audited consolidated financial statements.

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

Recently Issued Accounting Standards

Note 1 to our audited consolidated financial statements discusses new accounting pronouncements under IFRS that apply to annual periods beginning on or after January 1, 2016. There are no additional pronouncements, amendments or interpretations that could have a material impact on our financial statements.

Results of Operations

The following table provides a breakdown of our financial results of operations and sales volumes as of and for the years ended December 31, 2014, 2015 and 2016. The table and the discussion that follows are based on and should be read in conjunction with our audited consolidated financial statements, including the notes thereto, as of and for the years ended December 31, 2014, 2015 and 2016 included elsewhere herein. The audited consolidated financial statements included herein are prepared in U.S. dollars and in accordance with IFRS. The Timber segment was created following the merger of the companies Paneles Arauco S.A. (successor), Aserraderos Arauco S.A. and Arauco Distribución S.A, from the two business segments previously known as panels and sawn timber. This transaction had no effect on results and was performed to generate greater synergies, share best practices and achieve better results for our clients. See Note 14 and Note 24 to our audited consolidated financial statements.

	For the year ended December 31,
	2016			2015			2014
	Sales	%	Volume	Sales	%	Volume	Sales	%	Volume
	(in millions of U.S. dollars, except where indicated)
Revenue
Pulp
Bleached pulp(1)	1,780.6	37.4%	3,240.8	1,959.7	38.1%	3,077.9	1,8885.5	35.3%	2,827.8
Unbleached pulp(1)	260.5	5.5	439.7	283.4	5.5	459.6	310.2	5.8	451.5

Total	2,041.1	42.9%	3,680.4	2,243.1	43.6	3,537.5	2,195.7	41.1	3,279.3

Timber
Panels(2)	1,533.6	32.2	4,753.9	1,597.2	31.0	4,914.8	1,711.7	32.0	4,840.1
Sawn timber(2)	479.8	10.1	1,943.8	498.4	9.7	2,078.9	637.6	11.9	2,361.5
Remanufactured wood products(2)	245.5	5.2	441.6	287.5	5.6	418.8	235.9	4.4	429.3
Plywood	226.9	4.8	563.9	239.9	4.7	594.1	209.6	3.9	443.9

Total	2,485.8	52.2%	7,703.2	2,623.0	51.0%	8,006.6	2,794.7	52.3%	8,078.3

Forestry
Logs, net(2)	63.1	1.3	1,787.5	87.9	1.7	2,384.3	121.2	2.3	2,760.9
Chips	20.8	0.4	366.2	17.6	0.3	277.6	19.5	0.4	302.5
Other	6.1	0.1	7.8	3.8	0.1	15.7	2.1	0.0	44.0

Total	90.0	1.9%	2,161.4	109.2	2.1%	2,677.6	142.8	2.7%	3,107.4

Energy	103.4	2.2		121.1	2.4		159.9	3.0
Other	41.1	0.9		50.4	1.0		49.5	0.9

Total revenue	4,761.4	100%		5,146.7	100%		5,342.6	100%

Cost of sales
Timber	(736.4)			(641.8)			(809.0)
Forestry labor costs	(600.3)			(636.1)			(655.3)
Maintenance costs	(313.5)			(305.7)			(278.3)
Chemical costs	(479.3)			(539.9)			(541.3)
Depreciation	(378.0)			(371.9)			(323.3)
Other costs of sales	(991.4)			(1,016.1)			(1,047.0)

Total cost of sales	(3,498.9)			(3,511.4)			(3,654.1)

Gross profit	1,262.5	26.5%		1,635.3	31.8%		1,688.5	31.6%
Other income	257.9			273.0			368.9
Distribution costs	(496.5)			(528.5)			(556.8)
Administrative expenses	(474.5)			(552.0)			(550.8)
Other expenses	(77.4)			(83.4)			(138.8)
Other gains (losses)	0.0			0.0			0.0
Financial income	29.7			50.3			30.8
Financial costs	(258.5)			(263.0)			(246.5)
Share of profit (loss) of associates and joint ventures accounted for using equity method	23.9			6.7			7.5
Exchange rate differences	(3.9)			(41.2)			(10.0)
Income before income tax	263.2			497.4			592.8
Income tax	(45.6)			(129.7)			(448.7)
Net income	217.6			367.7			144.2

(1)	Volumes measured in thousands of tonnes. Does not include subproduct sales (i.e. energy, chemicals) which are presented in the pulp reportable segment in Note 24 in our audited consolidated financial statements.
(2)	Volumes measured in thousands of cubic meters. Does not include subproduct sales (i.e. energy, chemicals) which are presented in the timber reportable segment in Note 24 in our audited consolidated financial statements.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2016

Revenue

Revenue decreased 7.5% from U.S.$5,146.7 million in 2015 to U.S.$4,761.4 million in 2016, primarily as a result of:

•	a 9.0%, or U.S.$202.0 million, decrease in revenue from pulp;

•	a 5.2%, or U.S.$137.2 million, decrease in revenue from timber;

•	a 17.6%, or U.S.$19.2 million, decrease in revenue from forestry products.

Pulp. Revenue from bleached and unbleached pulp decreased 9.0% from U.S.$2,243.1 million in 2015 to U.S.$2,041.1 million in 2016, reflecting a 9.0% decrease in sales volume and a 2.3% decrease in average prices. Sales of bleached pulp decreased 9.1% due to a 13.7% decrease in average prices, partially offset by a 5.3% increase in sales volume. During 2016, the gap between softwood and hardwood prices increased but prices remained stable during the last quarter. Hardwood prices followed a downward trend during the whole year due to an increase of supply to the market and lower expected demand. A pulp mill in Indonesia, with capacity of 2.8 million tonnes of hardwood pulp (currently the largest pulp mill worldwide) was set to start operations by the end of 2016. However, as we reached the second semester of 2016, it became clear to the market that the startup of the new mill would be delayed, thus taking pressure off prices. Demand also started picking up in China driven by the revitalization of its exports and price inflation. Softwood prices remained fairly stable after a drop during the first two quarters of 2016, along with stable demand. Revenue from unbleached pulp decreased 8.1% during 2016, mainly due to a 3.9% decrease in average prices and a 4.3% decrease in sales volume.

Timber. Revenue from timber decreased 5.2% from U.S.$2,623.0 million in 2015 to U.S.$2,485.8 million in 2016. This decrease in revenues was primarily due to a 3.8% decrease in sales volume and a 1.5% decrease in average prices. Panel prices, in particular for MDF moldings and other value added products, declined as a result of increased supply originating from Brazil and other countries with depreciated currencies, which in turn increased competition. Argentina showed a decline in prices and sales volume in PBO and MDF, mainly due to the economic downturn and difficulties exporting these items to other countries.

Revenue from sawn timber decreased 3.7%, from U.S.$498.4 million to U.S.$479.8 million due to a 6.5% decrease in sales volume, partially offset by a 2.9% increase in average prices. After a weak first quarter, sawn timber markets recovered over the rest of 2016, although not reaching the same revenue levels of 2015. Asia showed an overall healthy demand for our sawn timber products, although competition increased from countries with depreciated currencies. Remanufactured products revenue decreased 14.6% from U.S.$287.5 million in 2015 to U.S.$245.5 million due to a 19.0% decrease in average prices, partially offset by a 5.4% increase in sales volume. Plywood revenue decreased 5.4% from U.S.$239.9 million in 2015 to U.S.$226.9 million in 2016, with sales volumes decreasing 5.1% and prices decreasing 2.3%. The North American market maintained its dynamism, with the Housing Starts index maintaining its positive trend during 2016, which resulted in a sustained demand for sawn timber products.

Forestry products. Revenue from forestry products decreased 17.6% from U.S.$109.2 million in 2015 to U.S.$90.0 million in 2016. This decrease was primarily the result of a U.S.$24.8 million decrease in the revenue of log sales, driven in turn by a U.S.$8.8 million decrease in sales in sawlogs, and a U.S.$16.0 million decrease in sales in pulplogs.

Other revenue. Revenue from other sources, consisting mainly of sales of energy and chemicals, decreased 15.7% from U.S.$171.4 million in 2015 to U.S.$144.4 million in 2016. This was primarily a result of a U.S.$17.7 million decrease in our energy sales, as a result of a decrease in average electricity prices in Chile.

Cost of sales

Cost of sales decreased 0.4% from U.S.$3,511.4 million in 2015 to U.S.$3,498.9 million in 2016, primarily as a result of a 3.8% decrease in sales volume of our timber products, which in turn decreased forestry labor costs by 5.6%. Costs of energy and fuel used in our operations decreased by 18.9% compared to 2015, as well as costs of energy we sold back to the power grid which decreased by 4.1%, mainly driven by a decline in average prices of crude oil and its derivatives compared to 2015 average prices.

Gross Profit

As a percentage of total revenue, our gross profit decreased from 31.8% in 2015 to 26.5% in 2016, primarily as a result of a 7.5% decrease in sales revenue, while cost of sales declined slightly by 0.4%.

Other income

Other income decreased 5.6% from U.S.$273.0 million in 2015 to U.S.$257.9 million in 2016. Profits from changes in the fair value of our biological assets remained more or less stable, decreasing slightly by 0.9% compared to 2015. In addition, we generated no gains on business combinations achieved in stages compared to a gain of U.S.$8.2 million in 2015, due to the purchase of the remaining 51.0% of Novo Oeste in Brazil during the last quarter of 2015.

Distribution costs

Distribution costs decreased 6.1% from U.S.$528.5 million in 2015 to U.S.$496.5 million in 2016, primarily due to a decrease by 7.7%, or U.S.$29.6 million, in total shipping and freight costs. This decrease was explained by a decline in shipping and freight tariffs. As a percentage of revenue, distribution costs remained fairly stable, at 10.4% in 2016, compared to 10.3% in 2015.

Administrative expenses

Administrative expenses decreased 14.0% from U.S.$552.0 million in 2015 to U.S.$474.5 million in 2016. As a percentage of revenue, administrative expenses also decreased from 10.7% in 2015 to 10.0% in 2016.

Finance costs

Finance costs decreased 1.7%, from U.S.$263.0 million in 2015 to U.S.$258.5 million in 2016. Despite an increase in total debt when compared to 2015, the decrease in finance costs was mainly due to the issuance of a local bond in December 2016, which served to refinance short and/or long-term liabilities. During the rest of 2016 we continued to focus on our de leveraging process.

Exchange rate differences

Losses from exchange rate differences totaled U.S.$3.9 million in 2016. In particular, the depreciation of the Argentine peso affected our cash and cash equivalents and account receivables of our Argentine subsidiary. Since the functional currency of our Brazilian subsidiaries, Arauco do Brasil S.A. and Arauco Forest Brasil S.A., is the Brazilian real, the depreciation of the Brazilian real also generated a loss given that their outstanding loans are denominated in U.S. dollars. See “—Economic Indicators in Chile, Argentina, Brazil, Uruguay, the United States and Canada—Argentina.”

Income tax

We recorded an income tax expense of U.S.$45.6 million in 2016 compared to U.S.$129.7 million in 2015. This decrease is mainly attributable to lower revenues which in turn decreased by 7.5% or U.S.$385.4 million compared to 2015. The decrease is also attributable to a direct credit in 2016 of approximately U.S.$16.7 million which positively impacted our income tax expense, as a result of a net increase in deferred tax assets attributable to the carry forward of unused tax losses after the restructuring of Novo Oeste, acquired at the end of 2015. See “Item 3. Risk Factors—Risks Relating to Chile—A tax reform bill with significant changes for companies was approved in September 2014 and the Chilean Superintendence of Securities and Insurance, or SVS, modified accounting reporting standards for companies under its supervision in October 2014.”

Net income

Net income in 2016 decreased 40.8% from U.S.$367.7 million in 2015 to U.S.$217.6 million in 2016. Lower sales in all of our business segments decreased our gross profit by 22.8% or U.S.$357.8 million. Lower distribution costs and administrative expenses partially offset this effect. See “Item 3—Risk Factors—Risks Relating to Chile—A tax reform bill with significant changes for companies was approved in September 2014 and the Chilean Superintendence of Securities and Insurance, or SVS, modified accounting reporting standards for companies under its supervision in October 2014.”

Year Ended December 31, 2014 Compared to Year Ended December 31, 2015

Revenue

Revenue decreased 3.7% from U.S.$5,342.6 million in 2014 to U.S.$5,146.7 million in 2015, primarily as a result of:

•	a 23.5%, or U.S.$33.6 million, decrease in revenue from forestry products;

•	a 6.1%, or U.S.$171.7 million, decrease in revenue from timber; which was partially offset by

•	a 2.2%, or U.S.$47.4 million, increase in revenue from pulp.

Pulp. Revenue from bleached and unbleached pulp increased 2.2% from U.S.$2,195.7 million in 2014 to U.S.$2,243.1 million in 2015, reflecting a 7.9% increase in sales volume, offset by a 5.3% decrease in average prices. Sales of bleached pulp increased 3.9% due to a 8.8% increase in sales volume, offset by a 4.5% decrease in average prices. Our increase in sales volume partially reflects new sales from the Montes del Plata mill. During 2015, the price difference between softwood pulp and hardwood pulp decreased, and in the third quarter, hardwood pulp traded above softwood pulp. This was mainly because softwood prices decreased driven by large discounts made by Russian producers, who benefited from the depreciation of the Ruble. Also, European producers have benefited from a weaker Euro and this has resulted in market pressure to lower softwood prices. In the fourth quarter of 2015, hardwood prices fell below softwood prices, mainly driven by uncertainty in the Chinese market as a result of the devaluation of the Chinese Yuan, which added pressure to pulp prices overall. Revenue from unbleached pulp decreased 8.6% due to a 10.2% decrease in average prices, which was partially offset by a 1.8% increase in sales volume.

Timber. Revenue from timber decreased 6.1%, from U.S.$2,794.7 million in 2014 to U.S.$2,623.0 million in 2015. This decrease in revenues was primarily due to a 5.3% decrease in average prices and 0.9% decrease in sales volume. Panel prices, in particular for MDF moldings and other value added products, declined as a result of increased supply originating from Argentina, Brazil and other countries with depreciated currencies, which in turn increased competition, especially in North America.

Revenue from sawn timber, remanufactured wood products and plywood decreased 5.3% from U.S.$1,083.1 million in 2014 to U.S.$1,025.9 million in 2015, primarily as a result of a 4.4% decrease in sales volume, partially offset by a 0.9% increase in average prices. Sawn timber revenue decreased 21.8% from U.S.$637.6 million to U.S.$498.4 million due to a 12.0% decrease in sales volume and a 11.2% decrease in average prices. Prices declined throughout 2015 due to increased exports from countries with depreciated currencies to countries with better market conditions. Remanufactured products revenue increased 21.9% from U.S.$235.9 million in 2014 to U.S.$287.5 million due to a 24.9% increase in average prices, offset by a 2.4% decrease in sales volume. The North American market maintained its dynamism, with the Housing Starts index maintaining its positive trend during 2015, resulting in a sustained demand for sawn timber products. Our product mix sales also improved, with products with higher margins accounting for a higher share of our sales.

Forestry products. Revenue from forestry products decreased 23.5% from U.S.$142.8 million in 2014 to U.S.$109.2 million in 2015. This decrease was primarily the result of a U.S.$33.4 million decrease in the revenue of logs, driven by a U.S.$47.0 million decrease in sales of sawlogs, which was partially offset by a U.S.$13.7 million increase in sales of pulplogs.

Other revenue. Revenue from other sources, consisting mainly of sales of energy and chemicals, decreased 17.7% from U.S.$208.3 million in 2014 to U.S.$171.4 million in 2015. This was primarily the result of a U.S.$38.8 million decrease in our energy sales, as a result of a decrease in average electricity prices in Chile.

Cost of sales

Cost of sales decreased 3.9% from U.S.$3,654.1 million in 2014 to U.S.$3,511.4 million in 2015, primarily as a result of a 10.5% decrease in our sales volume of timber, which in turn decreased timber costs by 20.7%. In Brazil, timber costs decreased in U.S. Dollar terms as a result of the depreciation of the Brazilian real. Costs of energy and fuel used in our operations decreased by 25.5% compared to 2014, as well as costs of energy we sold back to the power grid by 47.1%, mainly driven by a decline in prices of crude oil and its derivatives.

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

Distribution costs

Distribution costs decreased 5.1% from U.S.$556.8 million in 2014 to U.S.$528.5 million in 2015, primarily due to a 5.5%, or U.S.$27.9 million, decrease in total shipping and freight costs. This is explained by a decline in shipping and freight tariffs. As a percentage of revenue, distribution costs remained fairly stable, at 10.3% in 2015, compared to 10.4% in 2014.

Administrative expenses

Administrative expenses increased slightly from U.S.$550.8 million in 2014 to U.S.$552.0 million in 2015. As a percentage of revenue, administrative expenses also increased from 10.3% in 2014 to 10.7% in 2015.

Finance costs

Finance costs increased 6.7% from U.S.$246.5 million in 2014 to U.S.$263.0 million in 2015. This increase was mainly due to the impact of the full year accrual of interest on the debt related to Montes del Plata, compared to six-months in 2014.

Exchange rate differences

Losses from exchange rate differences totaled U.S.$41.2 million in 2015, as a consequence of the currency depreciation in most of the countries in which we have operations, especially in our Argentine and Brazilian subsidiaries. In particular, the depreciation of the Argentine peso affected our cash and cash equivalents and account receivables of our Argentine subsidiary. In our Brazilian subsidiaries, Arauco do Brasil S.A. and Arauco Forest Brasil S.A., the depreciation of the Brazilian real generated a loss given that the outstanding loans are denominated in U.S. dollars. See “—Economic Indicators in Chile, Argentina, Brazil, Uruguay, the United States and Canada—Argentina.”

Income tax

We recorded an income tax expense of U.S.$129.7 million in 2015 compared to U.S.$448.7 million in 2014. This decrease is mainly explained by a direct charge in 2014 of approximately U.S.$292 million explained by the impact of a net increase in deferred liabilities attributable to the increase of the tax rate in accordance with Law No. 20,780, in force since 2014. See “Item 3. Risk Factors—Risks Relating to Chile—A tax reform bill with significant changes for companies was approved in September 2014 and the Chilean Superintendency of Securities and Insurance, or SVS, modified accounting reporting standards for companies under its supervision in October 2014.”

Net income

Net income in 2015 increased 155.0% from U.S.$144.2 million in 2014 to U.S.$367.7 million in 2015, due to the impact of the non-recurring charge on income taxes in 2014. See “Item 3—Risk Factors—Risks Relating to Chile—A tax reform bill with significant changes for companies was approved in September 2014 and the Chilean Superintendence of Securities and Insurance, or SVS, modified accounting reporting standards for companies under its supervision in October 2014.”

Liquidity and Capital Resources

Our primary sources of liquidity are funds from operations, domestic and international borrowings from commercial and investment banks and debt offerings in the domestic and international capital markets.

Arauco has a liquidity policy, approved by the Board of Directors, which maintains conservative criteria regarding Arauco’s liquidity management.

We also have access to two committed credit facility lines, which total U.S.$315 million. The first line has an available amount of UF2,885,000, or approximately U.S.$115.0 million, and matures on January 29, 2020. The second line has a maximum available amount of U.S.$200.0 million and matures on March 27, 2020. As of the date of this annual report, Arauco has not used any of these committed credit facility lines.

Cash Flow from Operating Activities

Our net cash flow provided by operating activities was U.S.$773.6 million in 2016 and U.S.$853.7 million in 2015. This decline was principally due to a 12.4% decrease in the collection of sales of goods and services. This was partially offset by U.S.$345.6 million decrease in payments to suppliers for goods and services.

Our net cash flow provided by operating activities was U.S.$853.7 million in 2015 and U.S.$985.2 million in 2014. This decline was principally due to a U.S.$70.3 million increase in payments to suppliers of goods and services, as well as a U.S.$50.5 million increase in income taxes paid, among others. This was partially offset by U.S.$104.5 million increase in the collection of sales of goods and services.

Cash Flow Used in Investing Activities

Our net cash used in investing activities was U.S.$640.2 million in 2016 and U.S.$477.8 million in 2015. This increase was principally due to higher capital expenditures, including U.S.$51.2 million for the water treatment plant in our Arauco Mill; U.S.$153.1 million for the acquisition of 50% of Sonae Arauco; and U.S.$ 16.0 million as the “MDP Grayling” project in Michigan began its construction phase.

Our net cash used in investing activities was U.S.$477.8 million in 2015 and U.S.$655.2 million in 2014. This decrease was principally due to a 30.1%, or U.S.$138.4 million, decrease in our purchases of property, plant and equipment, mainly explained by the completion of the Montes del Plata mill during the third quarter of 2014. Additionally, compared to 2014, there was a decrease of 85.1%, or U.S.$135.2 million, in loans to related parties.

Cash Flow Used in Financing Activities

Our net cash used in financing activities was U.S.$38.5 million in 2016, compared to U.S.$812.2 million used in 2015. During 2016, we received U.S.$737.7 million in loan proceeds, and we paid U.S.$645.2 million of principal and interest on our debt, including U.S.$72.0 million in payment of principal of loans made in connection with the construction of the Montes del Plata Mill. In addition, we paid U.S.$130.6 million in dividends.

Our net cash used in financing activities was U.S.$812.2 million in 2015, compared to the U.S.$7.9 million used in 2014. During 2015 we received U.S.$280.9 million in loan proceeds, and we paid U.S.$949.2 million of principal of and interest on our debt, including U.S.$370 million in a U.S. dollar-denominated bond, and U.S.$150 million in the prepayment of debt held by our subsidiary Flakeboard in North America. In addition, we paid U.S.$143.0 million in dividends.

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

The following table sets forth certain contractual obligations as of December 31, 2016, and the period in which the contractual obligations come due.

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in thousands of U.S. dollars)
Debt obligations (1)	656,599	1,326,133	1,097,183	2,091,941	5,171,856
Purchase obligations (2)	57,043	5,722	—	—	62,765
Capital (finance) lease obligations	40,400	50,559	23,027	—	113,986

Total	754,042	1,382,414	1,120,210	2,091,941	5,348,607

(1)	Includes estimated interest payments related to debt obligations based on market values as of December 31, 2016. In the case of floating rate debt, interest rate is calculated using the current index setting in place as of December 31, 2016, and assume no changes in the year-end index for any of the future periods. The interest rate on our floating rate debt is determined principally by reference to the London inter-bank offered rate (LIBOR), and as of December 31, 2016, the average spread for our U.S. dollar floating rate debt over six-month LIBOR was 1.80%. Approximately 12.9% of our total debt is floating rate debt as December 31, 2016.
(2)	Excludes contracts entered into with independent contractors to perform operations on our behalf. Our payment obligations under such contracts are not pre-determined, but rather depend on the performance of certain variables. Accordingly, we cannot quantify our contractual obligations under such contracts.

Investing Activities

During 2016, our investment activities were mainly aimed at sustaining our existing property, plant and equipment, as well as our biological assets. Other investments included:

•	U.S.$153.1 million for the acquisition of Sonae Arauco;

•	U.S.$51.2 million for the new water treatment plant in the Arauco Mill;

•	U.S.$20.8 million for the “MDP Grayling” project.

Financing Activities

During 2016, our principal financing activities were as follows:

On December 1, 2016, Arauco issued local bonds in Chile for UF 5.0 million, equivalent to U.S.$201.4 million. These bonds are denominated in UF and have a 10-year tenor.

As of December 31, 2016, our current portion of our bank debt was U.S.$195.6 million of which 97.5% was U.S. dollar-denominated. As of December 31, 2016, our total non-current portion of our bank debt was U.S.$718.7 million of which 97.5% was U.S. dollar-denominated.

As of December 31, 2016, we also had total capital markets borrowings (including the current portion of such debt) of U.S.$4.5 billion, 68.3% of which were U.S. dollar-denominated.

As of December 31, 2016, the weighted average maturity of our non-current debt was 5.64 years. The interest rate on our floating rate debt is determined principally by reference to the London inter-bank offered rate (LIBOR), and as of December 31, 2016, the average spread for our U.S. dollar floating rate debt over six-month LIBOR was 1.80%. As of December 31, 2016, the average interest rate for our U.S. dollar fixed rate debt was 5.19%. These average rates do not reflect the effect of swap agreements.

As of December 31, 2016, we guaranteed obligations of U.S.$494.5 million related to Montes del Plata, U.S.$270.0 million related to Arauco Argentina and U.S.$19.0 million related to Arauco Forest Brasil and Mahal.

The instruments and agreements governing our bank loans and local bonds set limits on our incurrence of debt and liabilities through the use of financial covenants. The principal financial covenants contained in the bank loan agreements in effect on December 31, 2016 are as follows:

•	Our debt to equity ratio must not exceed 1.2:1; and

•	Our interest coverage ratio must not be less than 2:1.

The principal financial covenant contained in the local bond agreements is:

•	Our debt to equity ratio must not exceed 1.2:1.

We were in compliance with all bank loan and bond covenants as of December 31, 2016. Our U.S. dollar-denominated bonds do not contain financial covenants.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements.

TREASURY MANAGEMENT

We manage the treasury activities of all our Chilean subsidiaries on a centralized basis. Our Chilean subsidiaries borrow from or lend money to us in accordance with their daily cash requirements or surplus, maintaining their cash balance close to zero. Our policy is not to allow our Chilean subsidiaries to invest in financial instruments and other transactions. We make decisions regarding short-term loans, short-term investments, currency transactions and other transactions on a consolidated basis. Treasury activities are governed by our cash and deposits policy, which is approved by the Board of Directors. The main principles of our cash and deposits policy are as follows:

•	investments must be in fixed income instruments;

•	investments must be in instruments from the Central Bank of Chile or from reputable financial institutions; and

•	transactions must be carried out only with banks or bank subsidiaries.

Our Argentine, Brazilian, Uruguayan, Canadian and U.S. subsidiaries manage their treasury activities independently from us. Their activities are governed by corporate cash and deposit policies approved by our Chief Financial Officer. These policies are based on the same principles underlying our cash and deposits policy, and subject to compliance with local regulations, including foreign exchange controls.

HEDGING

We periodically review our exposure to risks arising from fluctuations in foreign exchange rates and interest rates and decide, on a case-by-case basis, at our senior management level whether to hedge such risks. Our Derivatives Policy establishes the minimum requisites our counterparties must meet, as well as proper procedures. As a result, from time to time we enter currency and interest rate swaps with respect to a portion of our borrowings. See Note 23 to our audited consolidated financial statements. Arauco applies hedge accounting for financial instruments whose purpose is to hedge against foreign currency fluctuations.

Cross Currency Swap Agreements

We have outstanding the following cross currency swap agreements in Chile to hedge our local bonds issued in UF:

Bank	U.F. Notional Amount	U.S.$ Notional Amount	Hedging Start Date	Maturity
Deutsche—U.K.	1,000,000	43,618,307	30-10-2011	30-10-2021
JP Morgan—N.A.	1,000,000	43,618,307	30-10-2011	30-10-2021
Deutsche—U.K.	1,000,000	37,977,065	30-04-2014	30-04-2019
BBVA—Chile	1,000,000	38,426,435	30-10-2014	30-04-2023
BBVA—Chile	1,000,000	38,378,440	30-10-2014	30-04-2023
Santander—Chile	1,000,000	37,977,065	30-10-2014	30-04-2023
BCI—Chile	1,000,000	37,621,562	30-10-2014	30-04-2023
Corpbanca—Chile	1,000,000	42,864,859	01-09-2010	01-09-2020
BBVA—Chile	1,000,000	42,864,859	01-09-2010	01-09-2020
Deutsche—U.K.	1,000,000	42,864,859	01-09-2010	01-09-2020
Santander—Spain	1,000,000	42,873,112	01-09-2010	01-09-2020
BBVA—Chile	1,000,000	42,864,257	01-09-2010	01-09-2020
Corpbanca—Chile	1,000,000	46,474,122	15-05-2012	15-11-2021
JP Morgan—N.A.	1,000,000	47,163,640	15-11-2012	15-11-2021
BBVA—Chile	1,000,000	42,412,852	15-11-2013	15-11-2023
Santander—Chile	1,000,000	41,752,718	15-11-2013	15-11-2023
Deutsche—U.K.	1,000,000	41,752,718	15-11-2013	15-11-2023
Santander—Chile	3,000,000	128,611,183	01-10-2014	01-04-2024
JP Morgan – U.K.	1,000,000	43,185,224	01-10-2014	01-04-2024
Corpbanca—Chile	1,000,000	43,277,070	01-10-2014	01-04-2024
BCI—Chile	1,000,000	43,185,224	01-10-2014	01-04-2021
BCI—Chile	1,000,000	43,196,695	01-10-2014	01-04-2021
Santander—Chile	5,000,000	201,340,031	15-11-2016	15-11-2026
TOTAL	29,000,000	1,214,300,605

These cross-currency swap agreements allow us to address uncertainties regarding exchange rates. Through these agreements, we receive cash flows in UF, which allow us to comply with the terms of our outstanding bonds and pay fixed amounts in U.S. dollars, the currency in which a significant amount of our assets are denominated.

The aggregate fair value of our cross-currency swap agreements as of December 31, 2016, represented a liability of U.S.$80.3 million as compared to December 31, 2015, when they represented a liability of U.S.$205.6 million.

Interest Rate Swap Agreements

We have outstanding the following interest rate swap agreements to hedge fluctuations in floating rates for long-term debt in Uruguay:

Bank	Currency	U.S.$ Notional Amount
DNB Bank ASA	USD	59,077,208(1)

(1)	U.S.$ notional amount includes multiple contract agreements.

The fair value of this agreement as of December 31, 2016, represented an asset of U.S.$650,657 for Arauco. The fair value shown in the table above is 50% of total fair value, since these agreements were entered into by Montes del Plata (of which Arauco owns 50% of its shares).

Forward Agreements

As of December 31, 2016, we have outstanding forward agreements in Colombia and Uruguay to hedge fluctuations in their respective local currencies, as follows:

Bank	Exchange Rate	U.S.$ Notional Amount		Hedging Start Date	Maturity
BBVA Colombia	USD-COP	5,000,000		28-10-2016	11-01-2017
BBVA Colombia	USD-COP	4,000,000		18-11-2016	09-02-2017
BBVA Colombia	USD-COP	7,000,000		13-12-2016	10-03-2017
Banco Santander Uruguay	USD-UYU	16,600,000	(1)	—	—
Citibank U.K.	USD-UYU	3,200,000	(1)	—	—
HSBC Uruguay	USD-UYU	10,750,000	(1)	—	—

(1)	U.S.$ notional amount includes multiple contract agreements.

The fair value of these agreements as of December 31, 2016, represented an asset of U.S.$2.8 million for Arauco, which includes 50% of total fair value, since these agreements were entered into by Montes del Plata (of which Arauco owns 50% of its shares).

Commodity Swap Agreements

We have also analyzed our exposure to risks associated with fluctuations in the prices of commodities, including fuel oil. As of December 31, 2016, we had outstanding the following commodity swap agreements to hedge fluctuations in the prices of fuel oil in Uruguay:

Bank	Exchange Rate	U.S.$ Notional Amount
JPMorgan Chase Bank, N.A.	Fuel Oil No. 6	5,507,577(1)
DNB Bank ASA	Fuel Oil No. 6	2,660,932(1)
Citibank U.K.	Fuel Oil No. 6	377,563(1)

(1)	U.S.$ notional amount includes multiple contract agreements.

The fair value of these agreements as of December 31, 2016, represented an asset of U.S.$1.3 million for Arauco. The fair value shown in the table above is 50% of total fair value, since these agreements were entered into by Montes del Plata (of which Arauco owns 50% of its shares).

RESEARCH AND DEVELOPMENT

We spent U.S.$3.1 million in 2014, U.S.$2.6 million in 2015 and U.S.$2.7 million in 2016 on research and development. We conduct our principal research and development programs through our subsidiary, Bioforest, which concentrates its efforts on applying and implementing advanced technologies to the specific characteristics of our forests and mills.

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

TREND INFORMATION

From December 31, 2016 through March 31, 2017, the prices for softwood increased by 2.2%, reaching U.S.$826.26 per tonne in NBSK index, while prices for hardwood increased by 10.7%, to U.S.$722.11 per tonne in the BEKP index. The continued increase in Chinese demand has helped prices rise in both fibers, with softwood sharing the momentum hardwood prices have had over the last few months. Hardwood markets continue to be optimistic as inventory levels return to more balanced levels, and unexpected mill stoppages have pulled additional pressure off the supply side.

Demand for timber products has a positive outlook for the current year. In the case of panels, the United States continues its positive trend as the Housing Starts index is led by the strongest single-family homebuilding in nearly a decade. Although we expect new supply in the MDF markets as three new panel mills are expected to start operations during the year in Mexico, the market in the first quarter of the year remained stable. For Brazil, 2017 began with improved sales volumes compared to the previous quarters, even though the market remains unstable. The Argentine markets also shows signs of improvement compared to the previous year, and higher interest in public works is expected to boost demand. Sonae Arauco also shows increased sales, following the recovery of European markets. Prices for remanufactured products experienced improvements during the first months of 2017, although volumes have been depressed. In Chile, there is uncertainty regarding the real impact the forest fires have had on the internal wood supply, which would affect prices and volumes throughout the rest of the year. Demand from Asia and Oceania remained stable, which supported price increases. North America continues its overall stability, with the pressure of the increased supply from countries with depreciated currencies somewhat subsiding.

For more information regarding trends in our business, see “Item 5. Operating and Financial Review and Prospects—Overview” and “—Exchange Rate Fluctuations.” For risks affecting our business, see “Item 3. Key Information—Risk Factors.”

Item 6. Directors, Senior Management and Employees

DIRECTORS AND EXECUTIVE OFFICERS

Directors

A Board of Directors manages our business. Our estatutos (by-laws) require that the Board of Directors consist of nine directors. Our directors cannot also be our executives. The entire board is elected every three years and can be re-elected for any number of periods. The current board was elected in April 2017, and their terms will be renewed in April 2020. The board may appoint replacements to fill any vacancies that occur during periods between elections; however, at the annual shareholders’ meeting following any such replacement, an election of the entire board must take place. Scheduled meetings of the Board of Directors are generally held once a month. Extraordinary board meetings are called when summoned by the Chairman or when requested by at least two directors. We have not entered into any contracts with our current directors to provide any benefits upon the termination of their relationship with us. We do not have a compensation committee.

Our current directors are listed below.

Name	Years as Director	Position	Age
Manuel Bezanilla	30	Chairman	72
Roberto Angelini	30	First Vice-Chairman	68
Jorge Andueza	23	Second Vice-Chairman	68
Alberto Etchegaray	23	Director	71
Eduardo Navarro	9	Director	51
Timothy C. Purcell	12	Director	57
Franco Mellafe	2	Director	41
Juan Ignacio Langlois	1	Director	49
Jorge Bunster(1)	16	Director	64

(1)	Jorge Bunster was Director from 1996-2010. He rejoined the Board of Directors in April 2017.

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

Jorge Andueza became a Director on April 11, 1994 and was appointed Second Vice-Chairman of the Board of Directors on April 23, 2013. He is also the Chairman of the board of directors of Inversiones Siemel S.A. and Orizon S.A., and serves as a member of the boards of directors of COPEC, Empresas Copec, Forestal Arauco, Empresa Pesquera Eperva S.A., Corpesca S.A., Pesquera Iquique-Guanaye S.A., Organización Terpel S.A. and Servicios Corporativos Sercor S.A. Mr. Andueza holds a degree in electronic civil engineering from Federico Santa María Technical University.

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

Eduardo Navarro became a Director on September 25, 2007. He is also the Chief Executive Officer of Empresas Copec S.A., the Chief Executive Officer of Pesquera Iquique-Guanaye S.A., and serves as chairman of the board of Abastible S.A. and Duragas S.A. and a member of the board of directors of COPEC, Solgas S.A., Corpesca S.A., Orizon S.A., Inversiones Alxar S.A., Inversiones Laguna Blanca S.A. and Inversiones del Nordeste. Mr. Navarro holds degrees in commercial engineering and economics, and a master’s degree in economics, all from the Catholic University of Chile.

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

Franco Mellafe became a director on April 21, 2015. He has also served as member of the board of directors of Forestal Arauco and Inversiones Angelini y Compañía Limitada since July 2013. Mr. Mellafe holds a Master’s Degree in Business Administration from Babson College and an undergraduate degree in Business Administration from Gabriela Mistral University. Before joining our Board of Directors, Mr. Mellafe worked for twelve years in different positions in Arauco.

Juan Ignacio Langlois became a director on April 26, 2016. He is also Partner of Tyndall Group. Mr. Langlois currently serves as a member of the board of directors of Metrogas S.A. and the Instituto Chileno de Administración Racional de Empresas (ICARE). He also serves as alternative director of Minera Las Cenizas S.A. Mr. Langlois received a law degree with maximum distinction from the Universidad de Chile School of law as well as a master’s degree in business administration (MBA) from the Kenan-Flagler Business School, University of North Carolina at Chapel Hill.

Jorge Bunster served as a member of the Board of Directors of the Company between April 1994 and March 2010, when he voluntarily resigned to assume the position of Vice Minister of Foreign Trade at the Ministry of Foreign Affairs of Chile, and subsequently, on April 2012, as Minister of Energy until March of 2014. Mr. Bunster serves as a member of the boards of directors of COPEC, Orizon S.A. and Empresa Pesquera Eperva S.A.. Mr. Bunster holds degrees in commercial engineering and economics from the Catholic University of Chile and a master’s degree in business administration from IESE, Navarra University, Spain.

Executive Officers

Our executive officers are appointed by the Board of Directors and hold office at its discretion. Our current principal executive officers and the directors of each area or department are listed below.

Name	Years with Arauco	Position	Age
Matías Domeyko (1)	28	Chief Executive Officer	55
Cristián Infante	21	President & Chief Operating Officer	50
Gianfranco Truffello	22	Chief Financial Officer	49
Robinson Tajmuch	26	Senior Vice-President Comptroller	60
Camila Merino	6	Senior Vice-President Human Resources & EHS	49
Franco Bozzalla	27	Senior Vice-President Wood Pulp & Energy	54
Charles Kimber	31	Senior Vice-President Commercial & Corporate Affairs	55
Antonio Luque	25	Senior Vice-President Timber & Panels	60
Alvaro Saavedra	25	Senior Vice-President Forestry	61
Gonzalo Zegers	9	Senior Vice-President International & Business Development	56
Felipe Guzmán	8	General Counsel	47

(1)	Matías Domeyko worked at Arauco from 1987 to 1994. He rejoined Arauco in 1997.

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

Cristián Infante is the President & Chief Operating Officer of Arauco, a position that was created by Arauco in July 2011. He joined Arauco in 1996 as a wood pulp sales representative, and in 1998 was appointed sales manager for industrial lumber and remanufactured products of Forestal Arauco. He then moved to Centromaderas S.A., where he worked until 2001. Mr. Infante later served as the Corporate Management & Development and Atlantic Region Managing Director. Mr. Infante holds a degree in civil engineering from the Catholic University of Chile.

Gianfranco Truffello is the Chief Financial Officer of Arauco. He joined Arauco in 1994 and was previously our Finance Manager. He also served as the Chief Financial Officer of Arauco Argentina S.A. Mr. Truffello holds a degree in civil engineering from the Catholic University of Chile and a master’s degree in business administration from the Massachusetts Institute of Technology.

Robinson Tajmuch is the Senior Vice-President Comptroller of Arauco. He joined Arauco in 1991 and was previously our Comptroller. Before joining Arauco, he served as Auditing Manager at Pricewaterhouse. Mr. Tajmuch holds a degree in accounting and auditing from the Santiago University of Chile.

Camila Merino is the Senior Vice-President Human Resources & EHS of Arauco. Prior to joining Arauco, Ms. Merino served as the Labor Minister of the Chilean government. She also served as Chief Executive Officer at Metro de Santiago and Corporate Vice President at SQM. Ms. Merino holds a degree in civil engineering from the Catholic University of Chile and a master’s degree in business administration from the Massachusetts Institute of Technology.

Franco Bozzalla is the Senior Vice-President Wood Pulp & Energy of Arauco. He joined Arauco in 1990. He was formerly a sales representative of Forestal Arauco and the Panels Area Managing Director. Mr. Bozzalla holds a degree in civil engineering from the Catholic University of Chile.

Charles Kimber is the Senior Vice-President Commercial & Corporate Affairs of Arauco. He graduated from the Catholic University of Chile with a degree in Commercial Engineering and joined Arauco in 1986, where he has held several positions in sales. He was previously Managing Director of Arauco Wood Products Inc.

Antonio Luque is the Senior Vice-President Timber & Panels of Arauco. He joined Arauco in 1993. Before joining Arauco, he was the General Manager of Cabildo S.A. and a research engineer at Compañía Industrial. Mr. Luque holds a degree in civil engineering from the University of Chile.

Alvaro Saavedra is the Senior Vice-President Forestry of Arauco. He joined Arauco in 1991. Previously, he was the Director of Development of Forestal Arauco. He holds a degree in civil engineering from the University of Chile and a master’s degree in science from the University of London.

Gonzalo Zegers is the Senior Vice-President International & Business Development of Arauco. He joined Arauco in 2008. Before joining our Company, he was the general manager of Agrofruta S.A. from 1991 to 1995, Chief Financial Officer (1995-1996) and Chief Executive Officer (1996-2005) of MASISA, and Chief Executive Officer of ATC Panels Inc. (USA) until 2008. Mr. Zegers holds a degree in commercial engineering from the Santiago University of Chile.

Felipe Guzmán is the General Counsel of Arauco. He joined Arauco in December 2008. Before joining our Company, he worked at the law firm Portaluppi, Guzmán & Bezanilla (1996-2008), and he spent a year as an International Associate at Simpson, Thacher & Bartlett in New York (2000-2001). Mr. Guzmán holds a law degree from Finis Terrae University, and a Master of Law from Duke University.

Compensation

For 2016, the aggregate compensation of all our directors and executive officers and senior managers paid or accrued in that year for services in all capacities, including salaries and compensation for their service to those executive officers who serve as directors, was U.S.$1.8 million. We do not maintain any pension or retirement programs or incentive compensation plans for our directors or executive officers. We also do not maintain any plans providing for benefits upon termination of employment. The following table sets out the compensation of our directors for their services as directors in the years provided.

Name	2016		2015
Manuel Bezanilla	U.S.$	396,350	U.S.$	173,830
Roberto Angelini		246,151		124,329
Jorge Andueza		246,151		124,329
José Tomás Guzmán		—		110,532
Cristián Infante		90,969		74,864
Matías Domeyko		79,425		63,336
Jorge Garnham M.		66,969		62,929
José Rafael Campino		85,874		55,196

Name	2016	2015
Alberto Etchegaray	96,002	55,196
Eduardo Navarro	96,002	55,196
Timothy C. Purcell	96,002	55,196
Franco Mellafe	133,523	36,345
Alvaro Saavedra	23,544	19,528
Nicolás Majluf	—	14,018
Jorge Serón	11,544	11,528
Robinson Tajmuch	11,544	11,528
Antonio Luque	12,000	8,000
Gonzalo Zegers	12,000	8,000
Franco Bozzalla	—	7,616
Pablo Ruival	25,691	3,000
Sergio Gantuz	25,691	3,000
Eduardo Zañartu	—	2,932
Juan Ignacio Langlois	78,298	—

Total Compensation	1,833,730	1,080,428

Board Practices

In 2013, we created an audit committee, which was composed of two directors, Jorge Andueza and Timothy C. Purcell, as well as the Chief Executive Officer of Arauco, the Chief Operating Officer of Arauco, the Senior Vice-President Comptroller of Arauco and the General Counsel of Arauco. Our securities are not listed on any U.S. national securities exchange and, therefore, we are not subject to the rules relating to audit committees imposed by the Sarbanes-Oxley Act of 2002, as amended. In the Board of Director´s Meeting of November 24, 2015, it was agreed to reinforce the role of the audit committee, giving it new powers and amplifying its members. It is now composed by three directors: Jorge Andueza, Timothy C. Purcell, and Eduardo Navarro, as well as the Chief Executive Officer of Arauco, the President and Chief Operating Officer of Arauco, the Senior Vice-President Comptroller of Arauco, and the General Counsel of Arauco. It was also agreed that it would report to the Board of Directors on a biannual basis.

We also have an ethics committee that ensures compliance with our ethics code, which defines, promotes and regulates behavior of professional and personal excellence consistent with our philosophy and values to be followed by all our staff.

Employees

The following table provides a breakdown of our employees by main category of activity as of the end of each year in the three-year period ended December 31, 2016.

	2016	2015	2014
Executives	450	446	391
Professionals and Technicians	4,192	4,621	4,257
Workers	9,597	9,681	8,928

Total	14,239	14,748	13,576

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

Approximately 38% of our employees in Chile, 49% of our employees in Argentina, 25% of our employees in Uruguay, almost 100% of our employees in Brazil and none of our employees in the United States or Canada were unionized as of December 31, 2016. We negotiate collective bargaining agreements of two, three or four years’ duration with unionized employees.

We have stable employee relations in Chile, Argentina, Brazil, Uruguay, the United States and Canada. Our Chilean operations have not experienced any work stoppages in the last five years other than (i) seven separate occasions of blockades during 2016 which include stoppages in the Horcones complex for four days and another for one day; a three-day stoppage at the entrance of our El Colorado Sawmill; three one-day stoppages in our Viñales Sawmill; a three-stoppage in our Constitución Mill; (ii) four separate occasions of transportation contractors blocking the entrance of our Horcones Complex on January 13, February 17, March 24, and September 21, 2015; (iii) a one-day stoppage at the Valdivia Pulp Mill in June and an eight-day stoppage in September 2014, caused by employees of third party service providers, (iv) four separate occasions of transportation contractors blocking the entrances of our Horcones complex on February 24 and 25, September 3, October 22 and 23, and November 20, 2014, (v) a four-day stoppage at the Arauco plywood mill in January 2013, caused by employees of third-party contractors and (vi) a four-day work stoppage in July 2012 at our Arauco plywood mill located in Arauco, during which production resumed partially after the second day; which was caused by the employees of our third-party forestry contractors at each of the respective facilities. During 2015, the pulp union carried out three work stoppages and blockade; the first event occurred on May 25 for three days, the second on August 3, lasting three days; and the last one on September 1, which lasted 14 days.

Our Argentine operations have not experienced any work stoppages in the last five years other than (i) a three-day stoppage at Arauco Argentina’s chemical mill in March 2011, as a result of a strike by the chemical union; (ii) a 27-day stoppage at Arauco Argentina’s Zarate mill in April 2013, as a result of a strike by the construction union; (iii) a two-day stoppage at Arauco Argentina’s chemical mill in May 2013, as a result of a strike by the Santa Fe Federation of Labor; (iv) a one-day stoppage at Arauco Argentina’s pulp mill in June 2013 and a three-day stoppage at Arauco Argentina’s pulp mill in October 2013, both as a result of a strike by the pulp union; (v) a four-day stoppage at Arauco Argentina’s pulp mill in December 2014, as a result of a strike by the pulp union; (vii) a five-day stoppage at Arauco Argentina’s mill in Misiones in January 2015, as a result of a road blockage lead by the truckers union; (viii) a 6-hour stoppage in Arauco Argentina’s mill in Zarate; and a stoppage of 3 days during May 2015 and August 2015, as well as a 14-day stoppage during September in Arauco Argentina’s pulp mill, Alto Paraná.

Our Brazilian operations have not experienced any work stoppages in the last six years.

In September 2011, we experienced a 21-day work stoppage of construction at the Montes del Plata joint operation in Uruguay. In 2012, we experienced approximately 17 days of work stoppages and in 2013, approximately 33 days of work stoppages during the construction at Montes del Plata. These stoppages were caused by national and local strikes, related to various labor conflicts mostly of Montes del Plata subcontractors. On June 4, the mill was detained after employees of our logistics contractors blocked the access for five days.

During the last five years, there have been no strikes or other material work stoppages at our U.S. and Canadian subsidiaries.

SHARE OWNERSHIP

Our First Vice-Chairman, Roberto Angelini, owns directly and indirectly 29.7% of Inversiones Angelini y Compañía Limitada (“Inversiones Angelini”), which is the principal shareholder of AntarChile. He directly owns 5.9% of AntarChile. Through his direct and indirect interests in Inversiones Angelini, AntarChile and Empresas Copec, Roberto Angelini beneficially owns 15.2% of our shares.

None of our other directors or executive officers beneficially owns 1% or more of our shares.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Our only outstanding voting securities are shares of common stock of a single series, without nominal (par) value. The following table sets forth certain information concerning ownership of our common stock, as of April 25, 2017, with respect to each shareholder known by us to own more than 5% of the outstanding shares of our common stock and all of our directors and executive officers, as a group.

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

Through its ownership in Empresas Copec, AntarChile beneficially owned 60.8% of our shares as of December 31, 2016. As of April 25, 2017, AntarChile beneficially owned 60.8% of our shares. Inversiones Angelini in turn owns 63.4% of AntarChile’s shares, and certain other related investors own an additional 10.52% of AntarChile. Inversiones Angelini and such other investors are defined herein as the “Angelini Group.”

The principal equity owners of interest in Inversiones Angelini are Mrs. María Noseda Zambra with 10.9%, Mr. Roberto Angelini Rossi directly and indirectly with 29.7%, and Mrs. Patricia Angelini Rossi directly and indirectly with 24.3%.

As of December 31, 2016 and April 25, 2017, the Angelini Group controlled Arauco through the ownership structure described above.

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

Article 146 of the Chilean Companies Act defines related party transactions as negotiations, acts, contracts or transactions between a corporation and any other person or entity that involve the following:

•	directors or officers of the corporation (or their respective spouses and certain other relatives) acting on their own or on behalf of persons different from the corporation;

•

directors or officers of the corporation (or their respective spouses and certain other relatives) who have a direct or indirect ownership interest of at least 10% of the equity shares of the other company or are also directors or officers of such other company;

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

Item 8. Financial Information

See “Item 18—Financial Statements.”

EXPORT SALES

Export sales constituted 62.8% of our revenue for the year ended December 31, 2016. Our total export revenue for 2016 was U.S.$2,991.3 million. Our principal overseas markets are Asia, North America and Western Europe. See “Item 4. Information on our Company—Description of Business—Domestic and Export Sales.”

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

In June 2007, we were required to submit to the COREMA of the Tenth Region of Chile an environmental impact study for the implementation of substantial technological improvements on the quality of the effluents generated by the Valdivia Mill. On June 30, 2008, the COREMA approved that environmental impact study. However, the approval was subject to certain conditions that, in our opinion, adversely affected the feasibility of the project. For such reason, we filed a recurso de reclamación (appeal) before the Board of Directors of Comisión Nacional del Medio Ambiente (National Environmental Commission, or CONAMA) , challenging the conditions imposed by the COREMA. Our administrative appeal was partially accepted by the CONAMA, which upheld some of the conditions that we believed would adversely affect the feasibility of the project. Consequently, on September 17, 2009, we presented another appeal before the relevant courts. On December 5, 2012, the Environmental Evaluation Service of the Tenth Region of Chile authorized certain changes to the project based on the implementation of certain technological improvements. On November 9, 2012, we withdrew our appeal. The court approved the withdrawal on November 29, 2012.

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

The construction and operation of the pipeline remain subject to many environmental, regulatory, engineering and political uncertainties. As a result, we cannot provide any assurances that the project will be finally completed. If the installation of the pipeline is delayed for reasons attributable to us, we may face sanctions that include warnings, fines or the revocation of the Valdivia Mill’s environmental permit for operation. Alternatively, if any delays are attributable to reasons beyond our control, we believe that the environmental authorities should extend the applicable deadlines. However, we can provide no assurances that any deadline extensions would be granted, even if we comply with all the requirements that may be set forth by those authorities. See “Item 3. Key Information—Risk Factors—Risks Relating to Us and the Forestry Industry— Environmental concerns led to the temporary suspension of our operations at the Valdivia Mill in 2005, which adversely affected, and in the future may continue to adversely affect, our business, financial condition, results of operations and cash flows.” and “Item 4. Information on our Company—Description of Business—Pulp—Pulp mills—Chile—Valdivia Mill.”

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

Arauco Argentina appealed this administrative ruling to the Court of Appeals, in addition to filing an injunctive action requesting that the court stay Arauco Argentina’s payment obligation until resolution of its pending appeal. On May 13, 2010, the Court of Appeals granted an injunction of Arauco Argentina’s payment obligation in exchange for the posting of a surety bond in the amount of AR$633.6 million (or approximately U.S.$129 million at the then-current exchange rate). On December 28, 2012, the Court of Appeals dismissed Arauco Argentina’s appeal. Arauco Argentina appealed this decision before the Argentine Supreme Court of Justice, or the Argentine Supreme Court. The appeal was under consideration by the Argentine Supreme Court since May 29, 2013. As of the date of this annual report, the injunction granted by the Court of Appeals is still in force.

On July 22, 2016, Argentine Law N° 27,260 was promulgated, which established a regime for the exceptional regularization of tax, social security and customs obligations that were at that time subject to judicial proceedings (the “Regularization Regime”).

In September 2016, and considering the significant advantages offered by the Regularization Regime, Arauco Argentina accepted participating in the regime in relation to the above-mentioned claim by AFIP. Entering the Regularization Regime meant for Arauco Argentina the exemption of the applicable fines as well as the release of a portion of accrued interests. As a result, the disbursement amounted to AR$ 248.5 million (approximately U.S.$16.6 million). Additionally, Arauco Argentina must carry out the payment of the costs and expenses to be determined by the courts, determination which is still pending at the time of this annual report. The decision to enter into the Regularization Regime required an unconditional release by Arauco Argentina in relation to the regularized obligations, as well as the release and waver of any action derived for it in the above proceedings. On November 1, 2016, the Supreme Court accepted Arauco Argentina’s release and ordered the return of the file to the competent court.

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

Our Company believes that its position in respect of this complaint is supported by solid legal arguments and that there is a reasonable likelihood that this matter will result in a favorable outcome for us. However, if this result does not occur, it is possible that an obligation will arise for the amount specified, which was Ch$3,362,265,453 (equivalent to U.S.$5,022 thousand), plus any accrued interest as of the payment date.

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

For the year ended December 31, 2014, under IFRS, our results were affected by an increase in our deferred taxes resulting from the increase of the tax rate set forth in Law No. 20,780. However, according to Oficio Circular 856 of the SVS dated October 17, 2014, we were required to record the difference in assets and liabilities for deferred taxes as a charge to our net worth for purposes of our financial statements reported to the SVS. As such, our annual dividend distribution for the year ended December 31, 2014 was based on our profit calculated according to IFRS, as modified by Oficio Circular 856 of the SVS. See “Item 3. Key Information—Risk Factors—Risks Relating to Chile—A tax reform bill with significant changes for companies was approved in September 2014 and the Chilean Superintendence of Securities and Insurance, or SVS, modified accounting reporting standards for companies under its supervision in October 2014.”

On April 22, 2014, our shareholders approved a final dividend of U.S.$0.66652828 per share for 2013, which was distributed on May 7, 2014. On November 25, 2014, our Board of Directors approved an interim dividend of U.S.$0.5461976 per share, which was distributed on December 10, 2014. On April 21, 2015, our shareholders approved a final dividend of U.S.$0.866672295 per share for 2014, which was distributed on May 13, 2015. On November 24, 2015, our Board of Directors approved an interim dividend of U.S.$0.385117532 per share, which was distributed on December 16, 2015. On April 26, 2016, our shareholders approved a final dividend of U.S.$0.876827598 per share for 2015, which was distributed on May 11, 2016. On November 22, 2016, our Board of Directors approved an interim dividend of U.S.$0.2613312999 per share, which was distributed on December 14, 2016. On April 25, 2017, our shareholders approved a final dividend of U.S.$0.52142834529 per share for 2016, which will be distributed on May 10, 2017.

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

Organization and Registration

We are a sociedad anónima (corporation) organized in Chile under the laws of Chile, subject to certain rules applicable to sociedades anónima abiertas (Chilean public corporations), which bylaws were approved on August 18, 1971, by resolution 300-S of the Chilean Securities Commission and recorded in the Santiago Commercial Register of 1971 on page 6433 under entry number 2994 and on page 6431 under entry number 2993. Notice was published in the Official Gazette on September 4, 1971.

Objects and Purposes

Our purpose, as stated in our estatutos (by-laws), includes the manufacture of forestry products, the management of forestry lands and other activities.

Capital

In 2002, our by-laws were amended such that our capital is denominated in U.S. dollars. In 2002, we and two of our subsidiaries, Aserraderos Arauco and Paneles Arauco, which are currently merged into Maderas Arauco (formerly Paneles Arauco), received authorization from the Chilean IRS to prepare our audited consolidated financial statements in U.S. dollars, beginning January 1, 2002. On January 1, 2003, our subsidiaries Forestal Arauco, Bosques Arauco, Forestal Valdivia, Forestal Celco, which are currently merged into Forestal Arauco (formerly Forestal Celco), and Cholguán obtained the same permission from the Chilean IRS. The same permission from the Chilean IRS was obtained by our subsidiary Inversiones Arauco Internacional Ltda. in January 2003, by our subsidiary Forestal Los Lagos in January 2005 and by our subsidiaries Arauco Bioenergía S.A. and Servicios Logísticos Arauco S.A in January 2008.

Directors

Pursuant to our by-laws, our Board of Directors is composed of nine members elected at a regular meeting of our shareholders. Our directors are not required to be shareholders. Our by-laws state that the amount of compensation to be received by the directors for their directorial services shall be fixed by the shareholders’ meeting. Directors may be compensated for any non-directorial services rendered to us at levels of compensation comparable with compensation commonly paid for these services, compensation which is compatible with the directors’ compensation fixed by the shareholders’ meeting. The by-laws also state that our Board of Directors has all the authorities of administration and disposal that Chilean law or the by-laws do not confer upon the shareholders’ meeting. The Board of Directors has the right to act on our behalf without the need for a special power of attorney, even in cases where a power of attorney is required by law. In particular, the by-laws provide that the Board of Directors is empowered to encumber our assets, real and personal property with mortgages, easements or pledges regardless of the value of such property or the amount of the respective encumbrances and to borrow money paying interest, with or without a guaranty for the loan.

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

Shareholders’ meetings may be regular or special meetings. Regular shareholders’ meetings are held once a year within the first four months of the year. Among other things, the regular shareholders’ meeting appoints independent external auditors to examine our accounts, inventory, balance sheet and other financial results. The by-laws provide that the following matters are to be considered at regular shareholders’ meetings:

•	the review of our results of operations and external auditors’ reports and the approval or rejection of our annual report, our balance sheet and financial statements;

•	the distribution of profits of each financial period and the distribution of our dividends;

•	the election or dismissal of the members of the Board of Directors; and

•	any matter of corporate interest that is not considered transacted at a special shareholders’ meeting pursuant to the Chilean law.

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

Debt Securities Issued Through Our Panamanian Agency

In December 1996, we established a registered agency in Panama. We may from time to time issue debt securities directly or through our Panamanian agency depending on, among other factors, whether or not we expect to bring the proceeds thereof into Chile. In such cases, the proceeds of such issuance of the notes may be brought into Chile or held abroad. In either case, however, in accordance with Chapter VIII of the Compendium, we were required to inform the Central Bank of the issuance of international bonds through our Panamanian agency during the first ten calendar days of the month following the one in which the disbursement of funds to the agency was produced, and provide the schedule of payments of the notes. On December 27, 2007, the requirement to provide such information to the Central Bank was eliminated. We are no longer required to inform the Central Bank of future issuances of bonds made through our Panamanian agency.

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

Prospective purchasers of our securities should consult their own tax advisors as to the Chilean, United States or other tax consequences of the purchase, ownership and disposition of our securities, including the application to their particular situations of the tax considerations discussed below, as well as the application of state, local, foreign or other tax laws.

Chile and the United States have executed an income and capital tax treaty for the avoidance of double taxation and the prevention of fiscal evasion, but this treaty is not in effect, and its effectiveness is contingent upon ratification in the United States Senate. At this time, it is not clear when the United States Senate will consider ratification, and therefore the effective date of the treaty is uncertain.

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

The Chilean Income Tax Law provides that a foreign holder is subject to income tax on his Chilean source income. For this purpose, Chilean source income means earnings from activities developed in Chile or goods located in the country. As a general rule, according to the Chilean Income Tax Law, the source of interest income corresponds to the residence country of the debtor. Nevertheless, there are special rules that may apply to bonds and other public or private debt instruments issued by taxpayers domiciled, or resident in Chile which may establish Chile as the source of interest income. Under these rules and in connection with our securities, capital gains arising out of the sale or other disposition of securities issued abroad by a foreign holder will not be subject to taxation on capital gains, provided that the sale or disposition occurs outside of Chile.

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

Specified Foreign Financial Assets

Certain United States Holders that own “specified foreign financial assets” with an aggregate value in excess of USD 50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include our Securities) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. United States Holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Holders should consult their own tax advisors concerning the application of these rules to their investment in the Securities, including the application of the rules to their particular circumstances.

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

Interest Rate Risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. As of December 31, 2016, we had outstanding U.S.$4.5 billion of indebtedness, including accrued interest and discounts and costs of issuance, of which 87.1% bore interest at fixed interest rates and 12.9% bore interest at floating rates of interest. These average rates do not reflect the effect of swap agreements. 71.7% of our indebtedness was denominated in U.S. dollars as of that date. The interest rate on our variable rate debt is determined principally by reference to LIBOR. As of December 31, 2016, we were party to an interest rate swap agreement in our Uruguayan subsidiary to hedge fluctuations in floating rates for long-term debt. See “Item 5. Operating and Financial review and Prospects – Hedging” and Note 23 to our audited consolidated financial statements.

The following table summarizes our debt obligations, as of December 31, 2016. These obligations are sensitive to changes in interest rates. The table presents the aggregate principal amount of each category of indebtedness maturing in each year, at the weighted average interest rate for each category of indebtedness. Average interest rates for liabilities are calculated based on the prevailing interest rate for each loan as of December 31, 2016.

	Average Interest Rate	2017	2018	2019	2020	2021	Thereafter	Total Debt	Fair Value
	(U.S.$ in millions)
Interest
Bearing Debt
Fixed Rate
(U.S.$-denominated)	5.19%	515.6	43.9	542.6	45.2	442.8	1,054.1	2,644.2	2,756.3
(UF/CLP$-denominated)	3.25%	58.2	19.9	94.6	240.7	57.1	774.2	1,244.7	1,450.9
(R$-denominated)	8.70%	4.7	1.9	3.7	2.5	1.2	1.0	15.1	15.1
(Ar$-denominated)	15.25%	0.04	—	—	—	—	—	0.04	0.04
Floating Rate
(U.S.$denominated) LIBOR+	1.80%	118.3	337.9	40.7	40.7	40.4	21.1	569.1	577.7
(R$-denominated) TJLP +	10.43%	0.2	1.0	3.9	3.9	2.9	—	7.9	7.9

Total		697.0	404.6	685.4	331.7	511.8	1,850.4	4,481.0	4,807.9

Foreign Currency Risk

Our principal exchange rate risk involves changes in the value of the Chilean peso and, to a lesser extent, the Brazilian real, the Argentine peso and the euro relative to the dollar. We estimate that a majority of our consolidated costs and expenses are denominated in dollars. As of December 31, 2016:

•	69.7% of our accounts receivable were denominated in U.S. dollars, 15.2% in Chilean pesos and 6.6% were denominated in Brazilian reals;

•	88.5% of our cash and short-term investments were denominated in U.S. dollars, 1.8% were denominated in Chilean pesos, 0.7% in Argentine pesos and 8.1% in Brazilian reals;

•	68.3% of our debt was denominated in U.S. dollars before swaps; and

•	a significant portion of our consolidated total assets was denominated in U.S. dollars.

Substantially all of our foreign currency-denominated revenues, costs and expenses, receivables and indebtedness are denominated in U.S. dollars. As of December 31, 2016, 68.3% of our debt was denominated in U.S. dollars before swaps. As of December 31, 2016, we were party to cross currency swap agreements in Chile to hedge our local bonds in UF, and forward agreements to swap local currencies to U.S. dollars. See “Item 5. Operating and Financial review and Prospects – Hedging” and Note 23 to our audited consolidated financial statements. Accordingly, variations in the value of the Chilean peso relative to the U.S. dollar will not have a significant effect on the cost in U.S. dollars of our foreign debt service obligations.

Commodity Risk

Prices for pulp, forestry and timber products can fluctuate significantly, and our revenue is highly sensitive to fluctuations in such prices. For a more detailed discussion and sensitivity analysis relating to the risks arising from changes in the market price of pulp, which is our primary commodity risk, see Note 23 to our audited consolidated financial statements. As of December 31, 2016, we were party to derivative contracts to partially hedge our exposure to fuel oil in Uruguay, which include commodity swap agreements. See “Item 5. Operating and Financial review and Prospects – Hedging” and Note 23 to our audited consolidated financial statements.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

(a) Disclosure controls and procedures. We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Senior Vice-President Comptroller, of the effectiveness of the design and operation of our disclosure controls and procedures, as of December 31, 2016. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Senior Vice-President Comptroller concluded that the disclosure controls and procedures, as of December 31, 2016, were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and that such information is accumulated and communicated to our management, including the Chief Executive Officer and Senior Vice-President Comptroller, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Control—Integrated Framework (2013), our management concluded that our internal control over financial reporting was effective as of December 31, 2016.

(c) Attestation Report of the registered public accounting firm. Not applicable.

(d) Changes in internal controls over financial reporting. There has been no change in our internal control over financial reporting during 2016 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B. Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to all of our employees, including, but not limited to, our Chief Executive Officer, Chief Financial Officer and Senior Vice-President Comptroller. We will provide any person without charge, upon request, a copy of such code of ethics. Requests for a copy of the code of ethics may be made to Celulosa Arauco y Constitución S.A., El Golf 150, 14th Floor, Santiago, Chile, Attn: Gianfranco Truffello, tel. (011-562) 2461-7200, fax (011-562) 2461-7541. Our code of ethics is also published on our website at www.arauco.cl. If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer and Senior Vice-President Comptroller, or if we grant any waiver of such provisions, we will disclose the amendment or waiver in our annual report on Form 20-F. On December 20, 2016, we amended our code of ethics to incorporate provisions relating to the protection of corporate property, a declaration of Arauco’s five corporate values, an extension of the scope of persons who can inform breaches under the code of ethics and an amendment to the list of crimes for which the company may be liable, to include the crime of reception (delito de receptación).

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors PricewaterhouseCoopers Consultores Auditores SpA, or PwC, during the fiscal years ended December 31, 2015 and 2016.

	Year ended December 31,
	2016	2015
	(U.S.$ in thousands)
Audit fees	$2,185	1,718
Tax fees	823	443
Other fees	—	5
Total fees	$3,008	2,166

Audit fees in the above table are the aggregate fees billed by PwC for the fiscal years ended December 31, 2015 and 2016, in each case in connection with the audit of our annual financial statements in accordance with IFRS, as well as the review of other filings.

Tax fees in the above table are fees billed by PwC for the fiscal years ended December 31, 2015 and 2016, associated with tax compliance services in Chile, Brazil, Argentina, Uruguay and Mexico; and tax consultation services in Chile, Argentina, Spain and the United States.

Other fees in the above table are fees billed by PwC for the fiscal year ended December 31, 2015, in connection with a salary survey study performed in Uruguay.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

It em 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

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
Matías Domeyko
Chief Executive Officer

Date: April 28, 2017

CONSOLIDATED

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Celulosa Arauco y Constitución S.A.

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows present fairly, in all material respects, the financial position of Celulosa Arauco y Constitución S.A. and its subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers
Santiago, Chile
April 25, 2017.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Celulosa Arauco y Constitución S.A.

We have audited the accompanying consolidated statements of income, comprehensive income, changes in equity, and cash flows (the “consolidated financial statements”) of Celulosa Arauco y Constitución S.A. and subsidiaries (the “Company”) for the year ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the consolidated financial statements provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of Celulosa Arauco y Constitución S.A. and subsidiaries for the year ended December 31, 2014, in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

/s/ Deloitte Auditores y Consultores Limitada

Santiago, Chile
April 21, 2015

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$

Assets
Current Assets
Cash and cash equivalents	5	592,253	500,025
Other current financial assets	23	5,201	32,195
Other current non-financial assets	25	144,915	133,956
Trade and other current receivables	23	701,610	733,322
Accounts receivable due from related companies	13	12,505	3,124
Current Inventories	4	852,612	909,988
Current biological assets	20	306,117	306,529
Current tax assets		104,088	64,079

Total Current Assets other than assets or disposal groups classified as held for sale		2,719,301	2,683,218

Non-Current Assets or disposal groups classified as held for sale	22	3,059	3,194

Non-Current Assets or disposal groups classified as held for sale or as held for distribution to owners		3,059	3,194

Total Current Assets		2,722,360	2,686,412
Non-Current Assets
Other non-current financial assets	23	8,868	595
Other non-current non-financial assets	25	130,319	125,516
Trade and other non-current receivables	23	14,273	15,270
Accounts receivable due from related companies, non current	13	957	—
Investments accounted for using equity method	15-16	446,548	264,812
Intangible assets other than goodwill	19	89,497	88,112
Goodwill	17	74,893	69,475
Property, plant and equipment	7	6,919,495	6,896,396
Non-current biological assets	20	3,592,874	3,520,068
Deferred tax assets	6	6,097	3,735
Total Non-Current Assets		11,283,821	10,983,979
Total Assets		14,006,181	13,670,391

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

	Note	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$

Equity and liabilities
Liabilities
Current Liabilities
Other current financial liabilities	23	697,452	296,038
Trade and other current payables	23	537,891	583,018
Accounts payable to related companies	13	3,831	7,141
Other current provisions	18	842	858
Current tax liabilities		1,641	10,976
Current provisions for employee benefits	10	5,244	4,497
Other current non-financial liabilities	25	99,163	131,723
Total Current Liabilities other than assets included in disposal groups classified as held for sale		1,346,064	1,034,251

Total Current Liabilities		1,346,064	1,034,251
Non-Current Liabilities
Other non-current financial liabilities	23	3,870,914	4,236,965
Other non-current provisions	18	38,138	34,541
Deferred tax liabilities	6	1,631,065	1,619,012
Non-current provisions for employee benefits	10	60,084	51,936
Other non-current non-financial liabilities	25	60,633	47,241
Total Non-Current Liabilities		5,660,834	5,989,695
Total Liabilities		7,006,898	7,023,946
Equity	3
Issued capital		353,618	353,618
Retained earnings		7,329,675	7,204,452
Other reserves		(728,042)	(949,360)

Equity attributable to parent company		6,955,251	6,608,710

Non-controlling interests		44,032	37,735
Total Equity		6,999,283	6,646,445
Total Equity and Liabilities		14,006,181	13,670,391

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		For the years ended December 31,
	Note	2016 ThU.S.$	2015 ThU.S.$	2014 ThU.S.$
Statements of profit or loss

Revenue	9	4,761,385	5,146,740	5,342,643
Cost of sales	3	(3,498,905)	(3,511,425)	(3,654,146)
Gross profit		1,262,480	1,635,315	1,688,497
Other income	3	257,863	273,026	368,924
Distribution costs	3	(496,473)	(528,470)	(556,837)
Administrative expenses	3	(474,469)	(551,977)	(550,809)
Other expense	3	(77,415)	(83,388)	(138,769)
Profit from operating activities		471,986	744,506	811,006
Finance income	3	29,701	50,284	30,772
Finance costs	3	(258,467)	(262,962)	(246,473)
Share of profit of associates and joint ventures accounted for using equity method	15	23,939	6,748	7,481
Exchange rate differences		(3,935)	(41,171)	(9,961)
Profit before income tax		263,224	497,405	592,825
Income Tax	6	(45,647)	(129,694)	(448,652)
Net Profit		217,577	367,711	144,173

Net profit attributable to
Net profit attributable to parent company		213,801	362,689	139,803
Net profit attributable to non-controlling interests		3,776	5,022	4,370
Net Profit		217,577	367,711	144,173

Basic earnings per share (in U.S.$ per share)
Basic earnings per share from continuing operations		1.8894	3.2051	1.2354

Basic earnings per share		1.8894	3.2051	1.2354

Earnings per diluted shares (in U.S.$ per share)
Earnings per diluted share from continuing operations		1.8894	3.2051	1.2354

Earnings per diluted share		1.8894	3.2051	1.2354

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the years ended December 31,
	Note	2016 ThU.S.$	2015 ThU.S.$	2014 ThU.S.$
Net profit		217,577	367,711	144,173
Components of other comprehensive income that will not be reclassified to profit or loss before tax:
Other comprehensive income before tax actuarial gain (losses) on defined benefit plans		(5,593)	(1,530)	(12,829)

Share of other comprehensive income of associates and joint ventures accounted for using equity method		132	(1,008)	(6,052)

Other Comprehensive Income that will not be reclassified to profit or loss before tax		(5,461)	(2,538)	(18,881)

Components of other comprehensive income that will be reclassified to profit or loss before tax:

Exchange differences on translation

Gains (losses) on exchange differences on translation, before tax	11	173,754	(385,109)	(163,844)

Other Comprehensive Income before tax exchange differences on translation		173,754	(385,109)	(163,844)

Cash flow hedges

Gains (losses) on cash flow hedges, before tax	23	84,045	11,859	(43,228)

Recycle of cash flow hedges to profit or loss before tax	23	(10,198)	(16,122)	949

Other Comprehensive Income before tax Cash flow hedges		73,847	(4,263)	(42,279)

Other Comprehensive income that will be reclassified to profit or loss before tax		247,601	(389,372)	(206,123)

Income tax relating to components of other comprehensive Income that will not be reclassified to profit or loss before tax

Income tax relating to actuarial losses on defined benefit plans		1,509	649	3,404

Income tax relating to share of other comprehensive income of associates and joint ventures accounted for using equity method		(106)	227	1,271

Income tax relating to components of other comprehensive Income that will be reclassified to profit or loss before tax

Income tax relating to cash flow hedges	23	(20,055)	(1,738)	10,963

Income tax relating to recycle of cash flow hedges	23	2,700	3,627	(199)

Income tax relating to components of other comprehensive income that will be reclassified to profit or loss		(17,355)	1,889	10,764
Other comprehensive (loss) income		226,188	(389,145)	(209,565)

Comprehensive (loss) income		443,765	(21,434)	(65,392)

Comprehensive Income attributable to
Comprehensive (loss) income, attributable to owners of parent company		435,119	(15,619)	(65,289)
Comprehensive (loss) income, attributable to non-controlling interests		8,646	(5,815)	(103)

Total comprehensive (loss) income		443,765	(21,434)	(65,392)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

12-31-2016	Issued Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other Reserves ThU.S.$	Total other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent T.hU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01-01-2016	353,618	(872,770)	(55,396)	(16,668)	(4,526)	(949,360)	7,204,452	6,608,710	37,735	6,646,445
Changes in Equity:
Comprehensive income
Net profit							213,801	213,801	3.776	217.577
Other comprehensive income, net of tax		168,884	56,492	(4,084)	26	221,318		221,318	4.870	226.188
Comprehensive income	—	168,884	56,492	(4,084)	26	221,318	213,801	435,119	8.646	443.765
Dividends							(88,578)	(88,578)	(2,250)	(90.828)
Increase (decrease) from transfers and other changes							—	—	(99)	(99)
Changes in equity	—	168,884	56,492	(4,084)	26	221,318	125,223	346,541	6,297	352.838
Closing balance at 12-31-2016	353,618	(703,886)	1,096	(20,752)	(4,500)	(728,042)	7,329,675	6,955,251	44,032	6,999,283

12-31-2015	Issued Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other Reserves ThU.S.$	Total other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent T.hU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01-01-2015	353,618	(498,495)	(53,022)	(15,790)	(3,745)	(571,052)	6,984,564	6,767,130	47,606	6,814,736
Changes in Equity:
Comprehensive income
Net profit							362,689	362,689	5,022	367,711
Other comprehensive income, net of tax		(374,275)	(2,374)	(878)	(781)	(378,308)		(378,308)	(10,837)	(389,145)
Comprehensive income	—	(374,275)	(2,374)	(878)	(781)	(378,308)	362,689	(15,619)	(5,815)	(21,434)
Dividends							(142,801)	(142,801)	(3,228)	(146,029)
Increase (decrease) from transfers and other changes							—	—	(828)	(828)
Changes in equity	—	(374,275)	(2,374)	(878)	(781)	(378,308)	219,888	(158,420)	(9,871)	(168,291)
Closing balance at 12-31-2015	353,618	(872,770)	(55,396)	(16,668)	(4,526)	(949,360)	7,204,452	6,608,710	37,735	6,646,445

12-31-2014	Issued Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other Reserves ThU.S.$	Total other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent T.hU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01-01-2014	353,618	(339,105)	(21,507)	(6,384)	1,036	(365,960)	7,004,640	6,992,298	52,242	7,044,540
Changes in Equity:
Comprehensive income
Net profit							139,803	139,803	4,370	144,173
Other comprehensive income, net of tax		(159,390)	(31,515)	(9,406)	(4,781)	(205,092)		(205,092)	(4,473)	(209,565)
Comprehensive income	—	(159,390)	(31,515)	(9,406)	(4,781)	(205,092)	139,803	(65,289)	(103)	(65,392)
Dividends							(159,879)	(159,879)	(4,533)	(164,412)
Changes in equity	—	(159,390)	(31,515)	(9,406)	(4,781)	(205,092)	(20,076)	(225,168)	(4,636)	(229,804)
Closing balance at 12-31-2014	353,618	(498,495)	(53,022)	(15,790)	(3,745)	(571,052)	6,984,564	6,767,130	47,606	6,814,736

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2016 ThU.S.$	2015 ThU.S.$	2014 ThU.S.$
STATEMENTS OF CASH FLOWS
Cash Flows from (used in) Operating Activities
Classes of cash receipts from operating activities
Receipts from sales of goods and rendering of services	5,020,551	5,733,693	5,629,175
Other cash receipts from operating activities	470,765	337,696	364,639
Classes of cash payments
Payments to suppliers for goods and services	(3,914,976)	(4,260,587)	(4,190,295)
Payments to and on behalf of employees	(320,738)	(490,723)	(499,370)
Other cash payments from operating activities	(212,230)	(169,237)	(122,027)
Interest paid	(211,614)	(229,894)	(204,915)
Interest received	29,380	17,720	46,658
Income taxes paid	(83,903)	(87,784)	(37,285)
Other inflows (outflows) of cash, net	(3,651)	2,766	(1,405)

Net Cash flows from Operating Activities	773,584	853,650	985,175

Cash flows (used in) investing activities

Cash flow used in obtaining control of subsidiaries or other businesses	—	(10,090)	—
Cash used for contributions and purchase of associates and joint ventures	(153,135)	(814)	(1,882)
Other cash receipts from sales of equity or debt instruments in other entities	6,781	—	—
Loans to related parties	—	(23,628)	(158,797)
Proceeds from sale of property, plant and equipment	17,685	5,860	63,492
Purchase of property, plant and equipment	(356,153)	(321,385)	(459,796)
Proceeds from sales of intangible assets	—	99	—
Purchase of intangible assets	(14,858)	(10,395)	(10,101)
Proceeds from sales of other long-term assets	1,644	506	40,257
Purchase of other non-current assets	(140,707)	(126,132)	(142,138)
Dividends received	4,772	6,350	12,073
Other inflows (outflows) of cash, net	(6,241)	1,849	1,734

Cash flows used in Investing Activities	(640,212)	(477,780)	(655,158)

Cash flows from (used in) Financing Activities

Total borrowings obtained	737,653	280,863	1,035,601
Debt obtained in long-term	187,845	890	829,348
Debt obtained in short-term	549,808	279,973	206,253
Repayments of borrowings	(645,211)	(949,183)	(900,595)
Dividends paid	(130,624)	(143,003)	(141,089)
Other outflows of cash, net	(302)	(853)	(1,802)
Cash flows used in Financing Activities	(38,484)	(812,176)	(7,885)
Net increase (decrease) in Cash and Cash Equivalents before effect of exchange rate changes	94,888	(436,306)	322,132
Effect of exchange rate changes on cash and cash equivalents	(2,660)	(34,821)	(18,192)
Net increase (decrease) of Cash and Cash equivalents	92,228	(471,127)	303,940

Cash and cash equivalents, at the beginning of the period	500,025	971,152	667,212

Cash and cash equivalents, at the end of the period	592,253	500,025	971,152

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016 AND 2015

NOTE 1.	PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

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

Forestal Cholguán S.A., a subsidiary of Celulosa Arauco y Constitución S.A., is also registered in the Securities Registry as No. 030.

The Company’s head office address is El Golf Avenue 150, 14th floor, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of products related to the forestry and timber industries. Its main operations are focused on business areas of pulp, timber and forestry.

Arauco is controlled by Empresas Copec S.A., which owns 99.9780% of Arauco, and is registered in the Securities Registry as No. 0028. Each of the above mentioned companies is subject to the oversight of the SVS.

The ultimate shareholders of Arauco are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through the entity Inversiones Angelini y Cia. Ltda. which owns 63.4015% of the shares of AntarChile S.A., the controlling shareholder of our parent company Empresas Copec S.A.

Arauco’s Consolidated Financial Statements were prepared on a going concern basis.

Presentation of Consolidated Financial Statements

The Financial Statements presented by Arauco are comprised by the following:

•	Consolidated Statements of Financial Position as of December 31, 2016 and 2015.

•	Consolidated Statements of Profit or Loss for the years ended December 31, 2016, 2015 and 2014.

•	Consolidated Statements of Comprehensive Income for the years ended December 31, 2016, 2015 and 2014.

•	Consolidated Statements of Changes in Equity for the years ended December 31, 2016, 2015 and 2014.

•	Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2015 and 2014.

•	Explanatory disclosures (notes)

Period Covered by the Consolidated Financial Statements

As of December 31, 2016 and 2015 and for the periods between January 1 and December 31, 2016, 2015 and 2014.

Date of Approval of Consolidated Financial Statements

These consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) at the Extraordinary Meeting on April 25, 2017.

Abbreviations used in this report:

IFRS - International Financial Reporting Standards

IASB - International Accounting Standards Board

IAS - International Accounting Standards

IFRIC - International Financial Reporting Standards Interpretations Committee

MU.S.$ - Millions of U.S. dollars

ThU.S.$ - Thousands of U.S. dollars

U.F. – Inflation index-linked units of account

UTA – Annual Tax Unit

ICMS – Tax movement of inventories and services (Brazil)

Functional and Presentation Currency

Arauco and most of its subsidiaries determined the United States (“U.S.”) Dollar as its functional currency since the majority of its revenues from sales of its products are derived from exports denominated in U.S. Dollars, while their costs of sales are to a large extent related or indexed to the U.S. Dollar.

For the pulp reportable segment, most of the sales are exports denominated in U.S. Dollars and costs are mainly related to plantation costs which are settled in U.S. Dollars.

For the sawn timber, panel and forestry reportable segments, although total sales include a mix of domestic and exports sales, prices of the products are established in U.S. Dollars, which is also the case for the cost structure of the related raw materials.

In relation to the cost of sales, although labor and services costs are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials, which are driven mainly by global markets and therefore, influenced mostly by the U.S. Dollar.

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

The consolidated financial statements have been prepared on the historical cost basis, except for biological assets and certain derivative financial instruments which are measured at revalued amounts or fair value at the end of each period as explained in the following significant accounting policies.

Revision of previously issued financial statements

As of December 31, 2015, Arauco presented its Consolidated Statement of Financial Position without offsetting assets from deferred tax against liabilities from deferred tax, as applicable to entities legally entitled with the right to offset current assets from tax against current liabilities from tax and to entities whose assets and liabilities from deferred tax are derived from the income taxes corresponding to the same fiscal authority and levied on the same entity.

As of December 31, 2015, Arauco’s subsidiaries in Brazil did not classify as current assets the applicable portion of their biological assets, therefore all of its biological assets were presented as non-current assets.

Arauco assessed the materiality of these errors quantitatively and qualitatively on the financial statements for prior periods in accordance with the guidance of United States Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) No.99, “Materiality”, and concluded that they were not material to any prior annual or interim periods or trends of financial results, and that pursuant to paragraph 40A of IAS 1 “Presentation of financial statements”, it is not necessary to include the financial statement as of January 1, 2015 (third column).

The following table reconciles the effects of the reclassifications made to the Consolidated Statement of Financial Position reported as of December 31, 2015:

	2015 Th.U.S$ (As previously reported)	Reclassification Th.U.S$	2015 Th.U.S$ (As revised)
Current Biological Assets	272,037	34,492	306,529
Total Current Assets	2,651,920	34,492	2,686,412
Non-Current Biological Assets	3,554,560	(34,492)	3,520,068
Deferred Tax Assets	140,251	(136,516)	3,735
Total Non-Current Assets	11,154,987	(171,008)	10,983,979
Total Assets	13,806,907	(136,516)	13,670,391
Deferred Tax Liabilities	1,755,528	(136,516)	1,619,012
Total Non-Current Liabilities	6,126,211	(136,516)	5,989,695
Total Liabilities	7,160,462	(136,516)	7,023,946

There was no impact to the Consolidated Statements of Profit or Loss, Consolidated Statements of Comprehensive Income, Consolidated Statements of Cash Flow nor to the Consolidated Statements of Changes in Equity. In addition, the corrections did not affect the Company’s service of its debt obligations.

b)	Critical accounting estimates and judgments

The preparation of these financial statements, in accordance with IFRS, requires management to make estimates and assumptions that affect the carrying amounts reported. These estimates are based on historical experience and various other assumptions that are considered to be reasonable. Actual results may differ from these estimates. Management believes that the accounting policies below are the critical judgments that have the most significant effect on the amounts recognized in the consolidated financial statements.

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

-Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of the Group’s holding in the identifiable net assets of the acquired subsidiary at the date of acquisition. The aforementioned fair value is determined whether based on assessments and/or the discounted future flow method using hypotheses in their determination, such as sales prices and industry indexes, among others. See Note 17.

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

When Arauco holds less than the majority of voting rights in a company in which it participates, it nonetheless has the power over said company - when these voting rights are enough - to grant it in practice the ability to unilaterally direct said company’s relevant activities. Arauco takes into account all facts and circumstances in order to assess if the voting rights in a company in which it participates are enough for granting it the power, including:

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

The Company will reevaluate whether or not it holds control of a company in which participates if the facts and circumstances indicate that changes have occurred in one or more of the three elements of control mentioned above.

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

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for transactions and other events in similar circumstances, appropriate adjustments are made to the consolidated financial statements of subsidiaries in order to ensure compliance with Arauco’s accounting policies.

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

A parent company will present non-controlling interests in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

d)	Segments

Arauco has defined its reportable segments according to its business areas, based on the products and services sold to its customers. This definition is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The Chief Operating Decision Maker (CODM) is the Chief Executive Officer who is responsible for making these decisions and it is supported by the Corporate Managing Directors of each segment.

Based on the aforementioned process, the Company has established reportable segments according to the following business units:

•	Pulp

•	Timber

•	Forestry

Refer to Note 24 for detailed financial information by reportable segment.

e)	Functional currency

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

(iii)    Foreign Currency Transactions

Transactions in currencies other than the functional currency are recognized at the exchange rates prevailing at the dates of the transactions. Profit or loss on transactions in currencies other than the functional currency resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized in the statements of profit or loss, except those which are recorded in other comprehensive income and accumulated in equity such as cash flows hedging derivatives.

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

The Group classifies certain property, plant and equipment, intangible assets, investments in associates and disposal groups (groups of assets to be sold together with their directly associated liabilities) as non-current assets held for sale which as of the date of the statements of financial position are the subject of active sale efforts which are estimated to be highly probable. Non-current assets held for sale are presented separately from the other assets in the balance sheet.

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

-liabilities or equity instruments related to share-based payment arrangements of the acquire or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 3 at the acquisition date; and

-assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with such standard.

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

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may initially be measured either at fair value or at the present ownership instruments’ proportionate share of non-controlling interests, in the recognized amounts of the acquirer’s identifiable net assets. The choice is made on a transaction-by-transaction basis.

Arauco measures the fair value of the acquired company in the business combination achieved in stage (“step acquisition”), recognizing the effects of remeasurement of previously held equity in the acquiree in the statements of profit or loss.

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

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost. Their carrying amount is increased or decreased to recognize the portion corresponding to the statement of profit or loss or to the statement of comprehensive income. Dividends received are recognized by deducting the amount received from the carrying amount of the investment. Arauco’s investment in associates includes goodwill (both net of any accumulated impairment loss).

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

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquired company, and the fair value of the acquirer’s previously held equity interest in the acquired company (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statements of profit or loss.

Goodwill is not amortized but tested for impairment on annual basis.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill in a business combination is allocated as of the acquisition date to the cash generating unit or a group of cash generating units expected to benefit from the synergies of the combination irrespective of whether other assets or liabilities of the acquired company are allocated to those units or group of units.

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

When assets are leased under a finance lease, the present value of lease payments are recognized as financial accounts receivable. Finance income, which is the difference between the gross receivable and the present value of such amount, is recognized as the interest rate of return.

Leases in which substantially all risks and rewards are not transferred to the lessee are classified as operating leases. Payments under operating leases (net of any incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term.

Arauco evaluates the economic nature of the contracts that grant the right to use certain assets, for the purposes of determining the existence of implied leases. In these cases, the Company separates - at the beginning of the contract, and based on relative reasonable values - payments and considerations associated with the lease, from the rest of the elements incorporated to the contract.

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

r)	Income taxes and deferred taxes.

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

“CIF (Cost Insurance & Freight)”, where the Company organizes and pays for external freight services and some other expenses. Arauco is no longer responsible for the products once they have been delivered to the ocean carrier company. The point of sale is the delivery of the products to the carrier chartered by the seller.

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

Revenues from reportable segments mentioned in Note 24 are measured in accordance with the policies indicated in the preceding paragraphs.

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

Non-financial Assets

The recoverable amount of property, plant and equipment and other long-term assets with finite useful lives are measured whenever there are any circumstances indicating that the assets have to recognize an impairment loss. Among the circumstances to consider as evidence of impairment are significant declines in the assets’ market value, significant adverse changes in the technological environment, obsolescence or physical damages of assets and changes in the manner in which the asset is used or expected to be used). Arauco evaluates at the end of each reporting period whether there is any evidence of the indications above mentioned.

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount however a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

For the purposes of assessing impairment losses, assets are grouped at the lowest level for which there is identifiable cash flows separately for each cash-generating unit. Non-financial assets, other than goodwill, which had recognized an impairment loss, are reviewed at the end of each reporting period whether there are any circumstances indicating that an impairment loss previously recognized may no longer exists or has decreased.

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

A cash-generating unit, for which goodwill has been allocated, is tested for impairment annually or more frequently when there are circumstances indicating that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to other assets pro rata based on the carrying amount of each asset in the unit. Any impairment loss of goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

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

An allowance for doubtful accounts is established based on an analysis of the maturity of the portfolio and considering the insurance coverage on accounts receivable. Other conditions are assessed, for example, when there is objective evidence of default or delinquency in payments under the original sale terms and when the customer enters into bankruptcy or financial reorganization, and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

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

These obligations are related to post-employee benefits in accordance with current standards.

y)	Employee Vacations

Arauco recognizes the expense for employee vacation according to labor legislation in each country on an accrual basis.

This obligation is presented in the line item “Trade and Other current payables” and “Trade and Other non-current payables” depending on their respective maturities in the consolidated statements of financial position.

z)	Recent accounting pronouncements

a)	Standards, interpretations and amendments that are mandatory for the first time for annual periods beginning on January 1, 2016:

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after

IFRS 11-Amendments	Establishes how to account for the acquisition of an interest in a joint venture operation that qualifies as a business.	January 1, 2016

IAS 16 and IAS 38 – Amendments	This amendment clarifies that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate. It also clarifies that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset.	January 1, 2016

IAS 16 and IAS 41 – Amendments	These amendments change the reporting for bearer plants, which should be accounted for in the same way as property, plant and equipment. The amendments include them in the scope of IAS 16 rather than IAS 41.	January 1, 2016

IAS 27-Amendments	Allows entities to use the equity method to account for investments in subsidiaries, join ventures and associates in their separate financial statements.	January 1, 2016

IAS 1-Amendments	The amendments aim at clarifying IAS 1 to address perceived impediments to preparers exercising their judgment in presenting their financial reports.	January 1, 2016

IFRS 10, and IAS 28- Amendments	Amendments address issues that have arisen in the context of applying the consolidation exception for investment entities.	January 1, 2016

Annual Improvements 2012-2014 Cycle	IFRS 5, IFRS 7, IAS 19, IAS 34.	January 1, 2016

The adoption of the standards, amendments and interpretations described above did not have a significant impact on the Arauco’s Consolidated Financial Statements.

b)	Standards, interpretations and amendments, the application of which is not yet mandatory, which have not been adopted in advance:

Standards and interpretations	Content	Mandatory application for annual periods beginning on or after

IFRS 9

Financial Instruments

The complete version of IFRS 9 replaces most of the guidance in IAS 39. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39.

January 1, 2018

IFRS 15	This standard defines a new model to recognized revenue from contracts with costumers.	January 1, 2018

IFRS 16

Leases

Specifies guidelines to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.

January 1, 2019

IFRIC 22

Transactions in Foreign Currency and Anticipated Considerations

Applies to a transaction in foreign currency (or partially in foreign currency) when an entity recognizes a non-financial asset or a non-financial liability arising from the payment or collection of an anticipated consideration, before recognizing the related asset, expense, or income.

January 1, 2018

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after

IAS 7	Statements of Cash Flows Introduces additional disclosure that enable users of financial statements to evaluate changes in liabilities arising from financial activities.	January 1, 2017

IAS 12	Income taxes Clarifies the accounting for deferred tax assets relating to debt instruments measured at fair value.	January 1, 2017

IFRS 15	Revenue from contracts with customers. Introduces clarifications to the guidelines and examples related to the transition towards the new rule.	January 1, 2018

IFRS 4	Insurance contracts Introduces two approaches: overlap and temporary exemption of IFRS 9.	January 1, 2018

IAS 40	Investment properties Clarifies the requirements needed to transfer to, or from, investment properties.	January 1, 2018

IFRS 12	Disclosure of Interests in Other Entities. Clarifies the scope of this rule.	January 1, 2018

IAS 28	Investments in Associates and Joint Ventures.	January 1, 2018

IFRS 10 y IAS 28- Amendments	Sale or Contribution of assets among an Investor and its Associates or Joint Ventures.	Undetermined.

IFRS - 9 Financial Instruments.

IFRS 9 addresses the classification, measurement and derecognition of financial assets and financial liabilities. The provision includes new rules applicable to hedge accounting and a new impairment model for financial assets. The financial assets held by the Group mainly include: Mutual Fund Holdings, (hedge) Derivatives, and highly-liquid financial instruments.

Consequently, Arauco does not expect the new standard to have a significant impact in the classification and measurement of its financial assets. There will be no impact over the accounting of the group’s financial liabilities, because the new requirements only affect the accounting of financial liabilities that are designated at fair value through profit and loss, and the group does not have such liabilities. Arauco does not intend to adopt IFRS 9 prior to its date of mandatory applicability.

IFRS 15 –Ordinary Activities’ Income from Contracts with Clients.

The new provision specifies how and when income will be recognized and increases the disclosures. The provision provides a single five-step model based on principles applicable to all contracts with clients. The provision will be in full force and effect as of January 1, 2018.

Arauco is a pulp and wood supplier in the global markets. Arauco’s contracts with clients can be clearly identified on the basis of purchase orders placed by such clients. Performance obligations are regularly explicitly defined as the products are delivered in accordance with the client’s contracts.

The main contracts with clients do not include additional separate performance obligations that would substantially change the timing of income recognition in accordance to IFRS 15, compared to current income recognition practices.

IFRS 16 - Leases

IFRS 16 was issued in January, 2016. The new provision will result in recognizing practically all leases in the balance sheet, because the distinction between operational and financial leases was eliminated. Under the new provision an asset (the right to use the leased property) as well as a financial liability is recognized for lease payments. Short-term and low-value leases are an exception to this rule. This provision will be in full force and effect as of January 1, 2019.

According to the carried out evaluations, the adoption of the other standards, amendments and interpretations described above will not have a significant impact on Arauco’s Consolidated Financial Statements during its initial application period.

NOTE 2.	ACCOUTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES

There have been no changes in the treatment of estimates, amendments and accounting policies with respect to same period of last year.

NOTE 3.	DISCLOSURE OF OTHER INFORMATION

a)	Disclosure of information on Issued Capital

At the date of these consolidated financial statements the share capital of Arauco is ThU.S.$353,618.

100% of Capital corresponds to ordinary shares

	12-31-2016	12-31-2015
Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	113,159,655
Nominal Value of Shares by Type of Capital in Ordinary Shares	ThU.S.$0.0031210 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$353,618
	12-31-2016	12-31-2015
Number of Shares Issued and Fully Paid by Type of Capital in Ordinary Shares	113,159,655

b)	Dividends paid

The interim dividend paid in December 2016 was equivalent to 20% of the distributable net profit calculated as of the end of September 2016 and was considered a decrease in the statements of changes in equity.

The final dividend paid each year corresponds to the difference between the 40% of the prior year distributable net profit and the amount of the interim dividend paid.

The ThU.S.$88,578 (ThU.S.$142,801 as of December 31, 2015) presented in the statements of changes in equity correspond to the minimum dividend provision recorded for the period 2016.

In the Statements of Cash Flow in the line item “Dividends Paid” an amount of Th.U.S.$ 130,624 is presented for the year ended December 31, 2016 (ThU.S.$143,003 for the year ended December 31, 2015) which ThU.S.$128,793 (ThU.S.$141,652 for the year ended December 31, 2015) correspond to the payment of dividends of parent company.

The following are the dividends paid and per share amounts during the periods 2016, 2015 and 2014:

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Interim Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	12-14-2016
Amount of Dividend	ThU.S.$29,572
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share, Ordinary Shares	U.S.$0.26133

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-11-2016
Amount of Dividend	ThU.S.$99,221
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share, Ordinary Shares	U.S.$0.87683

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Interim Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	12-16-2015
Amount of Dividend	ThU.S.$43,580
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share, Ordinary Shares	U.S.$0.38512

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-12-2015
Amount of Dividend	ThU.S.$98,072
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$0.86667

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Interim Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	12-09-2014
Amount of Dividend	ThU.S.$61,808
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$0.54620

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-09-2014
Amount of Dividend	ThU.S.$75,424
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$0.66653

c)	Disclosure of Information on Reserves

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

Other items in the Statements of Profit or Loss

The table below sets forth other income, other expenses, finance income, finance costs and share of profit (loss) of associates and joint ventures for the years ended December 31, 2016, 2015 and 2014 are as follows:

	January - December
	2016 ThU.S.$	2015 ThU.S.$	2014 ThU.S.$
Classes of Other Income
Other Income, Total	257,863	273,026	368,924
Gain from changes in fair value of biological assets (See note 20)	208,562	210,479	284,497
Net income from insurance compensation	3,222	1,522	2,264
Revenue from export promotion	2,350	2,692	4,032
Lease income	4,687	2,654	2,708
Gain on sales of assets	17,485	11,849	57,653
Gain on sales of assets classified as held for sale	—	—	244
Gain on business combination achieved in stages	—	8,744	—
Access easement	3,756	8,160	5,158
Recovery of tax credits	2,033	8,081	—
Other operating results (*)	15,768	18,845	12,368

Classes of Other Expenses by activity
Total of Other Expenses by activity	(77,415)	(83,388)	(138,769)
Depreciation	(562)	(1,407)	(2,084)
Legal expenses	(879)	(3,334)	(4,806)
Impairment provision for property, plant and equipment and others	(14,979)	(12,321)	(11,803)
Operating expenses related to plants stoppage	(3,926)	(3,917)	(5,102)
Expenses related to projects	(1,620)	(532)	(7,447)
Start-up costs	—	—	(9,591)
Loss of asset sales	(2,283)	(2,475)	(2,406)
Loss and repair of assets	(1,307)	(316)	(126)
Loss of forest due to fires	(15,193)	(34,850)	(31,512)
Other Taxes	(8,261)	(8,981)	(7,540)
Research and development expenses	(2,684)	(2,604)	(3,105)
Severance payments and evictions	(4,208)	(1,748)	(8,256)
Fines, readjustments and interests	(1,004)	(1,139)	(3,749)
Loss on disposal of associates	(10,369)	—	—
Other expenses	(10,140)	(9,764)	(41,242)

Classes of financing income
Financing income, total	29,701	50,284	30,772
Financial income from mutual funds – term deposits	11,439	15,128	13,786
Financial income resulting from swap – forward instruments	7,226	4,439	4,673
Financial income resulting from loans with related companies	—	17,629	6,570
Other financial income	11,036	13,088	5,743

Classes of financing costs
Financing costs, Total	(258,467)	(262,962)	(246,473)
Interest expense, Banks loans	(33,224)	(40,690)	(32,978)
Interest expense, Bonds	(183,203)	(189,526)	(186,186)
Interest expense, other financial instruments	(17,221)	(7,260)	(8,612)
Other financial costs	(24,819)	(25,486)	(18,697)

Share of profit (loss) of associates and joint ventures accounted for using equity method
Total	23,939	6,748	7,481
Investments in associates	16,348	5,573	6,958
Joint ventures	7,591	1,175	523

(*)”	Other operating results” includes incomes from interests, extraction of sand and gravel from wharfage and indemnities, among others.

The analysis of expenses by nature contained in these consolidated financial statements is presented below:

	January - December
Cost of sales	2016 ThU.S.$	2015 ThU.S.$	2014 ThU.S.$
Timber	736,399	641,821	808,991
Forestry labor costs	600,320	636,100	655,257
Depreciation and amortization	377,983	371,851	323,306
Maintenance costs	313,500	305,701	278,280
Chemical costs	479,335	539,856	541,327
Sawmill Services	117,340	128,801	129,052
Other Raw Materials	221,950	226,342	184,836
Other Indirect costs	143,074	138,900	126,129
Energy and fuel	139,527	172,077	231,120
Cost of electricity	39,960	41,674	78,760
Wage and salaries	329,517	308,302	297,088
Total	3,498,905	3,511,425	3,654,146

	January - December
Distribution cost	2016 ThU.S.$	2015 ThU.S.$	2014 ThU.S.$
Selling costs	33,557	48,160	48,656
Commissions	13,880	15,801	16,201
Insurance	3,216	4,601	5,330
Provision for doubtful accounts	910	3,137	2,497
Other selling costs	15,551	24,621	24,628
Shipping and freight costs	462,916	480,310	508,181
Port services	28,028	26,216	28,906
Freights	357,442	387,081	402,386
Other shipping and freight costs	77,446	67,013	76,889
Total	496,473	528,470	556,837

	January - December
Administrative expenses	2016 ThU.S.$	2015 ThU.S.$	2014 ThU.S.$
Wages and salaries	198,129	227,407	215,662
Marketing, advertising, promotion and publications expenses	9,937	10,422	11,343
Insurance	21,526	28,216	32,367
Depreciation and amortization	29,285	24,587	25,686
Computer services	36,285	31,897	25,136
Lease rentals (offices, other property and vehicles)	14,209	13,527	10,209
Donations, contributions, scholarships	10,396	11,172	10,407
Fees (legal and technical advisors)	43,899	49,556	51,301
Property taxes, city permits and rights	16,275	19,196	20,790
Other administration expenses (travel within and outside the country, cleaning services, security, basic services)	94,528	135,997	147,908
Total	474,469	551,977	550,809

		January-December
Expenses for	Note	2016 ThU.S.$	2015 ThU.S.$	2014 ThU.S.$
Depreciation	7	394,835	388,192	340,959
Employee benefits	10	532,957	537,629	525,220
Amortization	19	14,552	11,953	12,475

NOTE 4.	INVENTORIES

Components of Inventory	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$
Raw materials	61,252	85,999
Production supplies	102,760	97,755
Work in progress	59,332	62,475
Finished goods	468,544	503,059
Spare Parts	160,724	160,700
Total Inventories	852,612	909,988

Inventories recognized as cost of sales at December 31, 2016 were ThU.S.$3,423,439 (ThU.S.$3,416,235 and ThU.S.$3,569,213 at December 31, 2015 and 2014, respectively).

In order to have the inventories recorded at net realizable value at December 31, 2016, a net decrease of inventories was recognized associated with a higher provision of obsolescence of ThU.S.$8,397 (ThU.S.$6,909 and ThU.S.$ 2,967 at December 31, 2015 and 2014, respectively). As of December 31, 2016, the amount of obsolescence provision is ThU.S.$28,499 (ThU.S.$20,102 at December 31, 2015).

At December 31, 2016 there were inventory write-offs of ThU.S.$1,332 (ThU.S.$4,215 and ThU.S.$ 548 at December 31, 2015 and 2014, respectively)

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

Cash and cash equivalents include cash on hand, bank checking account balances, time deposits and mutual funds. These are short-term highly liquid investments that are readily convertible to known amounts of cash, and are subject to an insignificant risk of changes in value.

The investment objective of time deposits is to maximize the amounts of cash surpluses in the short-term. These instruments are permitted under Arauco’s Investment Policy which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in Chilean Pesos or in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted under Arauco’s Investment Policy.

As of the date of these consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

	12-31-2016	12-31-2015
Components of Cash and Cash Equivalents	ThU.S.$	ThU.S.$
Cash on hand	3,156	201
Bank checking account balances	146,290	143,123
Time deposits	247,391	159,912
Mutual funds	195,416	196,789
Total	592,253	500,025

The risk classification of the mutual funds in effect as of December 31, 2016 and December 31, 2015 is shown below.

	December 2016 ThU.S.$	December 2015 ThU.S.$
AAAfm	192,895	196,749
AAfm	2,521	40
Total Mutual Funds	195,416	196,789

NOTE 6.	INCOME TAXES

The tax rates applicable in the countries in which Arauco operates are 24% in Chile, 35% in Argentina, 34% in Brazil, 25% in Uruguay and 34% in the United States (federal tax).

On September 29, 2014, the Official Gazette published Law No. 20,780, which introduced various amendments to the current income tax system, as well as to other taxes in Chile. The main amendment was the establishment of an option between two tax regimes: attributed income system and the partially integrated system. One of the effects of the regime selection is that it attaches a progressive increase in the First Category Tax for the fiscal years of 2014, 2015, 2016 and 2017 onwards, increasing to 21%, 22,5%, 24% y 25%, respectively, if the Company chooses the application of an attributed income system, or an increase to 21%, 22.5%, 24%, 25.5% y 27% for the fiscal years 2014, 2015, 2016, 2017 and thereafter, if the Company chooses the application of the partially integrated system.

Subsequently, on February 29, 2016, the Official Gazette publishes Law No. 20,899, which introduced amendments to Law No. 20,780. Among the main amendments is the incorporation of certain limitations for applying to the attributed income system, and therefore Arauco’s Chilean companies must apply the general rule, that is, the partially integrated system.

The effect on the results of operations for the year ended December 31, 2014 due to the change in tax rate was an expense of ThU.S.$ 292,717, which was generated mainly from the result of the expected reversal of temporary defferences associated with property, plant, equipment and biological assets.

Deferred Tax Assets

The following table sets forth the deferred tax assets as of the dates indicated:

Deferred Tax Assets	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$
Deferred tax Assets relating to Provisions	5,771	13,498
Deferred tax Assets relating to Accrued Liabilities	11,716	8,535
Deferred tax Assets relating to Post-Employment benefits	17,618	15,480
Deferred tax Assets relating to Property, Plant and equipment	9,806	7,730
Deferred tax Assets relating to Financial Instruments	12,699	21,805
Deferred tax Assets relating to Tax Loss Carryforward	50,917	35,751
Deferred tax Assets relating to Inventories	7,158	4,240
Deferred tax Assets relating to Provisions for Income	7,069	3,997
Deferred tax Assets relating to Allowance for Doubtful Accounts	4,886	4,572
Intangible revaluation differences	10	56
Deferred tax Assets relating to Other Deductible Temporary Differences	30,216	24,587
Total Deferred Tax Assets	157,866	140,251
Netting presentation	(151,769)	(136.516)
Net Effect	6,097	3,735

Certain subsidiaries of Arauco, as of the date of these consolidated financial statements, present tax losses for which we estimate that, given the projection of future profits, will allow the recovery of these assets. The total amount of these tax losses is ThU.S.$157,403 (ThU.S.$112,383 at December 31, 2015), which are mainly originated by operational and financial losses.

In addition, as of the closing of these consolidated financial statements there are ThU.S.$ 76,280 (ThU.S.$ 114,507 at December 31, 2015) of non-recoverable tax losses from companies in Uruguay as joint operations based on the participation of Arauco, for which deferred tax assets have not been recognized. The estimated recovery period exceeds the expiry date of such tax losses.

Deferred Tax Liabilities

The following table sets forth the deferred tax liabilities as of the dates indicated:

	12-31-2016	12-31-2015
Deferred Tax Liabilities	ThU.S.$	ThU.S.$
Deferred tax Liabilities relating to Property, Plant and Equipment	934,892	930,608
Deferred tax Liabilities relating to Financial Instruments	7,186	6,376
Deferred tax Liabilities relating to Biological Assets	719,577	693,103
Deferred tax Liabilities relating to Inventory	31,072	31,912
Deferred tax Liabilities relating to Prepaid Expenses	42,881	40,907
Deferred tax Liabilities relating to Intangible	27,222	26,419
Deferred tax Liabilities relating to Other Taxable Temporary Differences	20,004	26,203
Total Deferred Tax Liabilities	1,782,834	1,755,528
Netting presentation	(151,769)	(136,516)
Net Effect	1,631,065	1,619,012

The effect of changes in current and deferred tax liabilities related to financial hedging instruments corresponds to a debit of ThU.S.$17,355 for the year ended December 31, 2016 (compared to a credit of ThU.S.$1,889 for the year ended December 31, 2015), which is presented in the Consolidated Statements of Comprehensive Income and accumulated in Reserves for Cash Flow Hedges in the Consolidated Statement of changes in Equity.

Reconciliation of deferred tax assets and liabilities

Deferred Tax Assets	Opening Balance 01-01-2016 ThU.S.$	Deferred tax Expenses (Income) ThU.S.$	Deferred tax of items charged to other comprehensive income ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 12-31-2016 ThU.S.$
Deferred tax Assets relating to Provisions	13,498	(8,019)	—	292	5,771
Deferred tax Assets relating to Accrued Liabilities	8,535	3,181	—	—	11,716
Deferred tax Assets relating to Post-Employment benefits	15,480	579	1,509	50	17,618
Deferred tax Assets relating to Property, Plant and equipment	7,730	2,076	—	—	9,806
Deferred tax Assets relating to Financial Instruments	21,805	1,500	(10,606)	—	12,699
Deferred tax Assets relating to Tax Loss Carryforward	35,751	11,498	—	3,668	50,917
Deferred tax Assets relating to Inventories	4,240	2,918	—	—	7,158
Deferred tax Assets relating to Provisions for Income	3,997	3,050	—	22	7,069
Deferred tax Assets relating to Allowance for Doubtful Accounts	4,572	261	—	53	4,886
Intangible revaluation differences	56	(46)	—	—	10
Deferred tax Assets relating to Other Deductible Temporary Differences	24,587	3,593	—	2,036	30,216
Total Deferred Tax Assets	140,251	20,591	(9,097)	6,121	157,866

Deferred Tax Liabilities	Opening Balance 01-01-2016 ThU.S.$	Deferred tax Expenses (Income) ThU.S.$	Deferred tax of items charged to other comprehensive income ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 12-31-2016 ThU.S.$
Deferred tax Liabilities relating to Property, Plant and Equipment	930,608	(1,065)	—	5,349	934,892
Deferred tax Liabilities relating to Financial Instruments	6,376	810	—	—	7,186
Deferred tax Liabilities relating to Biological Assets	693,103	12,642	—	13,832	719,577
Deferred tax Liabilities relating to Inventory	31,912	(840)	—	—	31,072
Deferred tax Liabilities relating to Prepaid Expenses	40,907	2,078	—	(104)	42,881
Deferred tax Liabilities relating to Intangible	26,419	(528)	—	1,331	27,222
Deferred tax Liabilities relating to Other Taxable Temporary Differences	26,203	(9,229)	—	3,030	20,004
Total Deferred Tax Liabilities	1,755,528	3,868	—	23,438	1,782,834

Deferred Tax Assets	Opening Balance 01-01-2015 ThU.S.$	Deferred tax Expenses (Income) ThU.S.$	Deferred tax of items charged to other comprehensive income ThU.S.$	Increase (decrease) from business combinations ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 12-31-2015 ThU.S.$
Deferred tax Assets relating to Provisions	14,923	(813)	—	—	(612)	13,498
Deferred tax Assets relating to accrued liabilities	11,120	(2,561)	—	—	(24)	8,535
Deferred tax Assets relating to Post-Employment benefits	13,859	971	692	—	(42)	15,480
Deferred tax Assets relating to Property, Plant and equipment	11,199	(3,469)	—	—	—	7,730
Deferred tax Assets relating to Financial Instruments	14,129	23	7,653	—	—	21,805
Deferred tax Assets relating to tax losses carryforward	44,832	(959)	—	—	(8,122)	35,751
Deferred tax Assets relating to Inventories	3,157	1,487	—	—	(404)	4,240
Deferred tax Assets relating to Provisions for Income	5,827	(1,825)	—	—	(5)	3,997
Deferred tax Assets relating to Allowance for Doubtful Accounts	3,855	797	—	—	(80)	4,572
Intangible revaluation differences	1,080	(1,024)	—	—	—	56
Deferred tax Assets relating to other deductible temporary differences	34,302	(8,892)	—	—	(823)	24,587
Total Deferred Tax Assets	158,283	(16,265)	8,345	—	(10,112)	140,251

Deferred Tax Liabilities	Opening Balance 01-01-2015 ThU.S.$	Deferred tax Expenses (Income) ThU.S.$	Deferred tax of items charged to other comprehensive income ThU.S.$	Increase (decrease) from business combination ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 12-31-2015 ThU.S.$
Deferred tax Liabilities relating to Property, Plant and Equipment	941,666	5,221	—	—	(16,279)	930,608
Deferred tax Liabilities relating to Financial Instruments	4,906	1,470	—	—	—	6,376
Deferred tax Liabilities relating to Biological Assets	681,505	18,823	—	16,051	(23,276)	693,103
Deferred tax Liabilities relating to Inventory	25,688	6,224	—	—	—	31,912
Deferred tax Liabilities relating to Prepaid Expenses	40,888	(184)	—	—	203	40,907
Deferred tax Liabilities relating to Intangible	32,990	2,666	—	—	(9,237)	26,419
Deferred tax Liabilities relating to Other Taxable Temporary Differences	29,506	(7,961)	—	—	4,658	26,203
Total Deferred Tax Liabilities	1,757,149	26,259	—	16,051	(43,931)	1,755,528

Temporary Differences

The following tables summarize the deductible and taxable temporary differences:

	12-31-2016		12-31-2015
Detail of classes of Deferred Tax Temporary Differences	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$
Deferred Tax Assets	106,949		104,500
Deferred Tax Assets - Tax loss carryforward	50,917		35,751
Deferred Tax Liabilities		1,782,834		1,755,528
Total	157,866	1,782,834	140,251	1,755,528

	January - December
Detail of Temporary Difference Income and Loss Amounts	2016 ThU.S.$	2015 ThU.S.$	2014 ThU.S.$
Deferred Tax Assets	9,093	(15,306)	(6,758)
Deferred Tax Assets - Tax loss carryforward	11,498	(959)	(9,008)
Deferred Tax Liabilities	(3,868)	(26,259)	(317,131)
Total	16,723	(42,524)	(332,897)

Income Tax Expense

Income tax expense consists of the following:

	January - December
Income Tax composition	2016 ThU.S.$	2015 ThU.S.$	2014 ThU.S.$
Current income tax expense	(58,831)	(87,908)	(127,057)
Prior period current income tax adjustments	(6,899)	4,033	2,555
Other current benefit tax (expenses)	3,360	(3,295)	8,747
Current Tax Expense, Net	(62.370)	(87,170)	(115,755)

Deferred tax expense relating to origination and reversal of temporary differences	5,225	(41,565)	(30,753)
Deferred tax expense relating to changes in tax rates	—	—	(292,717)
Tax benefit arising from previously unrecognized tax loss carryforward	11,498	(959)	(9,427)
Total deferred Tax Expense, Net	16,723	(42,524)	(332,897)
Income Tax Expense, Total	(45,647)	(129,694)	(448,652)

The following table presents the current income tax expense detailed by foreign and domestic (Chile) companies at December 31, 2016, 2015 and 2014:

	January - December
	2016 ThU.S.$	2015 ThU.S.$	2014 ThU.S.$
Foreign current income tax expense	(27,931)	(33,129)	(30,458)
Domestic current income tax expense	(34,439)	(54,041)	(85,297)
Total current income tax expense	(62,370)	(87,170)	(115,755)

Foreign deferred tax expense	7,794	(17,240)	(25,806)
Domestic deferred tax expense	8,929	(25,284)	(307,091)
Total deferred tax expense	16,723	(42,524)	(332,897)
Total tax expense	(45,647)	(129,694)	(448,652)

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.

The reconciliation of income tax expense is as follows:

	January - December
Reconciliation of Income tax from Statutory Rate to Effective Tax Rate	2016 ThU.S.$	2015 ThU.S.$	2014 ThU.S.$
Statutory domestic (Chile) income tax rate	24%	22.5%	21%
Tax Expense at statutory tax rate	(63,174)	(111,916)	(124,493)
Tax effect of foreign tax rates	(13,368)	(16,099)	(23,170)
Tax effect of revenues exempt from taxation	33,834	41,268	9,832
Tax effect of not deductible expenses	(10,987)	(40,866)	(19,203)
Tax rate effect of tax loss carry forwards	—	14	(515)

Tax effect of Previously Unrecognized Tax Benefit in the Statements of Profit or Loss	—	(857)	(2,935)

Tax effect of a new evaluation of assets for deferred not recognized taxes	17,157	307	12

Tax rate effect from change in tax rate (opening balances)	(3,681)	(3,445)	(292,717)

Tax rate effect of adjustments for current tax of prior periods	(6,899)	4,033	2,555

Other tax rate effects	1,471	(2,128)	1,982
Total adjustments to tax expense at applicable tax rate	17,527	(17,778)	(324,159)
Tax expense at effective tax rate	(45,647)	(129,694)	(448,652)

NOTE 7.	PROPERTY, PLANT AND EQUIPMENT

	12-31-2016	12-31-2015
Property, Plant and Equipment, Net	ThU.S.$	ThU.S.$
Construction in progress	321,031	251,519
Land	991,450	951,638
Buildings	2,169,731	2,182,643
Plant and equipment	3,256,348	3,346,675
Information technology equipment	24,154	26,210
Fixtures and fittings	9,880	11,860
Motor vehicles	16,858	16,721
Other property, plant and equipment	130,043	109,130
Total Net	6,919,495	6,896,396

Property, Plant and Equipment, Gross
Construction in progress	321,031	251,519
Land	991,450	951,638
Buildings	3,825,259	3,698,351
Plant and equipment	6,128,494	5,927,789
Information technology equipment	76,421	73,573
Fixtures and fittings	33,613	35,283
Motor vehicles	48,534	45,503
Other property, plant and equipment	153,838	131,894
Total Gross	11,578,640	11,115,550

Accumulated depreciation and impairment
Buildings	(1,655,528)	(1,515,708)
Plant and equipment	(2,872,146)	(2,581,114)
Information technology equipment	(52,267)	(47,363)
Fixtures and fittings	(23,733)	(23,423)
Motor vehicles	(31,676)	(28,782)
Other property, plant and equipment	(23,795)	(22,764)
Total	(4,659,145)	(4,219,154)

Description of Property, Plant and Equipment Pledged as Security for Liabilities

As of December 31, 2016, there are no significant assets pledged as collateral to be disclosed in these consolidated financial statements.

Disbursements commitments for the acquisition of property, plant and equipment and disbursements for property, plant and equipment under construction.

	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$
Amount committed for the acquisition of property, plant and equipment	122,757	109,713

	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$
Disbursements for property, plant and equipment under construction	317,159	215,035

Reconciliation of Property, Plant and Equipment

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment as of December 31, 2016 and December 31, 2015:

Movement of Property, Plant and Equipment	Construction in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipment ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2016	251,519	951,638	2,182,643	3,346,675	26,210	11,860	16,721	109,130	6,896,396
Changes
Additions	317,159	6,350	7,966	59,997	554	269	1,281	25,618	419,194
Disposals	(44)	(1,107)	(443)	(2,382)	(105)	—	(199)	(1,607)	(5,887)
Retirements	(1,754)	(295)	(926)	(2,209)	(24)	(8)	(30)	(2,811)	(8,057)
Depreciation	—	—	(122,257)	(330,876)	(5,352)	(1,970)	(3,969)	(4,729)	(469,153)
Impairment loss recognized in profit or loss	—	—	9	(1,254)	(7)	(1)	—	(1,553)	(2,806)
Increase (decrease) through net exchange differences	6,610	30,514	(2,388)	51,224	134	116	112	3,145	89,467
Reclassification of assets held for sale	—	—	—	341	—	—	—	—	341
Increase (decrease) through transfers from construction in progress	(252,459)	4,350	105,127	134,832	2,744	(386)	2,942	2,850	—
Total changes	69,512	39,812	(12,912)	(90,327)	(2,056)	(1,980)	137	20,913	23,099
Closing balance 12-31-2016	321,031	991,450	2,169,731	3,256,348	24,154	9,880	16,858	130,043	6,919,495

Movement of Property, Plant and Equipment	Construction in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipment ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2015	265,440	949,531	2,172,177	3,565,502	28,521	11,654	17,346	109,412	7,119,583
Changes
Additions	215,035	50,504	17,360	139,749	2,178	2,234	1,829	9,774	438,663
Acquisitions through business combinations	—	—	1,474	7	—	15	—	—	1,496
Disposals	(20)	(591)	(456)	(583)	(78)	(5)	(432)	(10)	(2,175)
Retirements	(4,596)	(44)	(1,389)	(1,942)	(5)	(7)	(101)	(481)	(8,565)
Depreciation	—	—	(117,337)	(320,135)	(5,302)	(2,980)	(4,110)	(5,915)	(455,779)
Impairment loss recognized in profit or loss	—	—	—	(4,065)	—	—	—	—	(4,065)
Increase (decrease) through net exchange differences	(4,432)	(52,284)	(30,258)	(103,972)	(290)	(519)	(300)	(6,025)	(198,080)
Reclassification of assets held for sale	—	2,759	2,676	(117)	—	—	—	—	5,318
Increase (decrease) through transfers from construction in progress	(219,908)	1,763	138,396	72,231	1,186	1,468	2,489	2,375	—
Total changes	(13,921)	2,107	10,466	(218,827)	(2,311)	206	(625)	(282)	(223,187)
Closing balance 12-31-2015	251,519	951,638	2,182,643	3,346,675	26,210	11,860	16,721	109,130	6,896,396

The depreciation expense for the period ending December 31, 2016, 2015 and 2014 is as follows:

	January-December
	2016	2015	2014
Depreciation for the year	ThU.S.$	ThU.S.$	ThU.S.$
Cost of sales	371,170	365,401	316,607
Administrative expenses	21,546	19,084	19,910
Other expenses	2,119	3,707	4,441
Total	394,835	388,192	340,958

The useful lives of property, plant and equipment are estimated based on the expected use of the assets. The average useful lives by asset class are as follow:

Years of Useful Life (Average)
Buildings	58
Plant and equipment	30
Information technology equipment	8
Fixtures and fittings	28
Motor vehicles	7
Other property, plant and equipment	14

See Note 12 for details of capitalized borrowing costs.

NOTE 8. LEASES

Arauco acting as lessee

	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$
Property, Plant and Equipment under finance leases	117,206	132,836
Plant and equipment	117,206	132,836

Reconciliation of Financial Lease Minimum Payments:

12-31-2016
Present Value
Periods	ThU.S.$
Less than one year	40,400
Between one and five years	73,586
More than five years	—
Total	113,986

12-31-2015
Present Value
Periods	ThU.S.$
Less than one year	36,862
Between one and five years	90,697
More than five years	—
Total	127,559

Lease obligations are presented in the consolidated statements of financial position in line items “Other current financial liabilities” and “Other non-current financial liabilities” depending on their respective maturities as stated above.

Arauco acting as lessor

Reconciliation of Financial Lease Minimum Payments:

	12-31-2016
	Gross	Interest	Present Value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	512	—	512
Between one and five years	353	—	353
More than five years	—	—	—
Total	865	—	865

	12-31-2015
	Gross	Interest	Present Value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	10	1	9
Between one and five years	6	—	6
More than five years	—	—	—
Total	16	1	15

Finance lease receivables are presented in the consolidated statements of financial position in line items “Trade and other current receivable” and “Trade and other non-current receivable” depending on their maturities stated above.

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

NOTE 9.	REVENUE

	January - December
Classes of revenue	2016 ThU.S.$	2015 ThU.S.$	2014 ThU.S.$
Revenue from sales of goods	4,649,581	5,018,138	5,174,936
Revenue from rendering of services	111,804	128,602	167,707
Total	4,761,385	5,146,740	5,342,643

NOTE 10.	EMPLOYEE BENEFITS

Classes of Benefits and Expenses by Employee

	2016 ThU.S.$	2015 ThU.S.$	2014 ThU.S.$
Employee expenses	532,957	537,629	525,220
Wages and salaries	506,993	519,066	514,826
Severance indemnities	25,964	18,563	10,394

	2016	2015	2014
Discount rate	4.52%	4.91%	4.61%
Inflation	2.79%	2.95%	2.97%
Annual rate of wage growth	5.22%	5.22%	5.79%
Mortality rate (1)	RV-2009	RV-2009	RV-2009

(1)	For the purposes of determining the technical reserves, Chilean annuity providers are required by law to utilize the mortality tables specified by the SVS. The most recent table is the RV-2009, which is based on Chilean pensioner experience from 2002-2007 (SP & SVS, 2010). The mortality tables distinguish between males and females.

Sensitivities to assumptions	2016 ThU.S.$
Discount rate
Increase in 100 bps	(9,052)
Decrease in 100 bps	10,572
Wage growth rates
Increase in 100 bps	5,596
Decrease in 100 bps	(4,875)

The following tables set forth the balances and the reconciliation of the present value of severance indemnities obligations as of December 31, 2016 and December 31, 2015:

	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$
Current	5,244	4,497
Non-current	60,084	51,936
Total	65,328	56,433

Reconciliation of the present value of severance indemnities obligations	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$
Opening balance	56,433	52,172
Current service cost	5,334	13,032
Interest cost	2,957	2,257
(Gains) losses from changes in actuarial assumptions	2,083	(5,723)
Actuarial gains and losses arising from experience	3,503	6,980
Benefits paid	(7,871)	(3,482)
Increase (decrease) for foreign currency exchange rates changes	2,889	(8,803)
Closing balance	65,328	56,433

NOTE 11.	BALANCES IN FOREIGN CURRENCY AND FOREIGN CURRENCY EXCHANGE RATE IMPACT IN PROFIT OR LOSS.

	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$
Total Current Assets	2,722,360	2,686,412

Cash and Cash Equivalents	592,253	500,025
U.S Dollar	524,426	388,818
Euro	2,357	2,501
Brazilian Real	47,696	21,676
Argentine Pesos	4,046	40,573
Other currencies	3,327	2,979
Chilean Pesos	10,401	43,478

Other current financial assets	5,201	32,195
U.S Dollar	4,879	29,367
Argentine Pesos	315	2,828
Other currencies	7	—

Other current non-financial assets	144,915	133,956
U.S Dollar	62,246	55,365
Euros	71	82
Brazilian Real	22,537	16,505
Argentine Pesos	12,261	3,705
Other currencies	3,500	4,801
Chilean Pesos	44,300	53,280
U.F.	—	218

Trade and other current receivables	701,610	733,322
U.S Dollar	489,056	507,032
Euro	26,544	27,595
Brazilian Real	46,150	37,975
Argentine Pesos	15,137	23,016
Other currencies	16,620	14,091
Chilean Pesos	106,681	123,056
U.F.	1,422	557

Accounts receivable due from related companies	12,505	3,124
U.S Dollar	274	21
Brazilian Real	726	995
Chilean Pesos	10,548	2,108
U.F.	957	—

Current Inventories	852,612	909,988
U.S Dollar	812,748	871,629
Brazilian Real	39,864	38,359

Current biological assets	306,117	306,529
U.S Dollar	271,551	272,037
Brazilian Real	34,566	34,492

Current tax assets	104,088	64,079
U.S Dollar	6,199	5,464
Brazilian Real	5,798	5,243
Argentine Pesos	39	2,000
Other currencies	2,696	850
Chilean Pesos	89,356	50,522

Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	3,059	3,194
U.S Dollar	3,059	3,194

	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$
Total Non-Current Assets	11,283,821	10,983,979

Other non-current financial assets	8,868	595
U.S Dollar	8,868	212
Argentine Pesos	—	383

Other non-current non-financial assets	130,319	125,516
U.S Dollar	95,658	114,164
Brazilian Real	4,042	2,987
Argentine Pesos	9,900	7,138
Other currencies	636	706
Chilean Pesos	20,083	521

Trade and other non-current receivables	14,273	15,270
U.S Dollar	6,895	9,976
Other currencies	527	729
Chilean Pesos	5,753	3,145
U.F.	1,098	1,420

Accounts receivable due from related companies, non current	957	—
U.F.	957	—

Investments accounted for using equity method	446,548	264,812
U.S Dollar	124,324	122,416
Euro	156,990	—
Brazilian Real	165,203	142,329
Chilean Pesos	31	67

Intangible assets other than goodwill	89,497	88,112
U.S Dollar	88,394	87,154
Brazilian Real	1,026	876
Chilean Pesos	77	82

Goodwill	74,893	69,475
U.S Dollar	42,508	42,445
Brazilian Real	32,385	27,030

Property, plant and equipment	6,919,495	6,896,396
U.S Dollar	6,394,105	6,448,616
Brazilian Real	520,448	442,959
Chilean Pesos	4,942	4,821

Non-current biological assets	3,592,874	3,520,068
U.S Dollar	3,185,872	3,297,710
Brazilian Real	407,002	222,358

Deferred tax assets	6,097	3,735
U.S Dollar	4,134	3,735
Brazilian Real	1,697	—
Other currencies	52	—
Chilean Pesos	214	—

	12-31-2016			12-31-2015
	Up to 90 days	From 91 days to 1 year	Total	Up to 90 days	From 91 days to 1 year	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total Liabilities, current	806,280	539,784	1,346,064	910,436	123,815	1,034,251

Other current financial liabilities	196,001	501,451	697,452	189,693	106,345	296,038
U.S Dollar	178,442	455,908	634,350	153,361	71,330	224,691
Brazilian Real	3,558	1,282	4,840	25,092	2,266	27,358
Argentine Pesos	11	29	40	—	356	356
Chilean Pesos	1,132	3,387	4,519	902	2,622	3,524
U.F.	12,858	40,845	53,703	10,338	29,771	40,109

Bank Loans	134,140	61,483	195,623	126,795	72,948	199,743
U.S Dollar	130,571	60,172	190,743	101,703	70,326	172,029
Brazilian Real	3,558	1,282	4,840	25,092	2,266	27,358
Argentine Pesos	11	29	40	—	356	356

Financial Leases	9,534	30,866	40,400	9,301	27,561	36,862
Chilean Pesos	1,132	3,387	4,519	902	2,622	3,524
U.F.	8,402	27,479	35,881	8,399	24,939	33,338

Other Loans	52,327	409,102	461,429	53,597	5,836	59,433
U.S Dollar	47,871	395,736	443,607	51,658	1,004	52,662
U.F.	4,456	13,366	17,822	1,939	4,832	6,771

Trade and other current payables	511,371	26,520	537,891	583,018	—	583,018
U.S Dollar	146,652	3,510	150,162	174,469	—	174,469
Euros	12,006	1,028	13,034	8,808	—	8,808
Brazilian Real	4,849	21,982	26,831	25,616	—	25,616
Argentine Pesos	31,661	—	31,661	27,068	—	27,068
Other currencies	12,244	—	12,244	17,619	—	17,619
Chilean Pesos	285,359	—	285,359	324,361	—	324,361
U.F.	18,600	—	18,600	5,077	—	5,077

Accounts payable to related companies	3,831	—	3,831	7,141	—	7,141
U.S Dollar	1,969	—	1,969	962	—	962
Chilean Pesos	1,862	—	1,862	6,179	—	6,179

Other current provisions	842	—	842	858	—	858
U.S Dollar	842	—	842	858	—	858
Current tax liabilities	1,641	—	1,641	10,030	946	10,976
U.S Dollar	448	—	448	6,380	—	6,380
Euros	7	—	7	1,093	—	1,093
Brazilian Real	—	—	—	530	—	530
Argentine Pesos	133	—	133	24	—	24
Other currencies	574	—	574	1,716	—	1,716
Chilean Pesos	479	—	479	287	946	1,233

Current provisions for employee benefits	5,214	30	5,244	1,751	2,746	4,497
Chilean Pesos	5,214	30	5,244	1,751	2,746	4,497

Other current non-financial liabilities	87,380	11,783	99,163	117,945	13,778	131,723
U.S Dollar	62,974	163	63,137	79,673	13,633	93,306
Euros	53	—	53	44	—	44
Brazilian Real	9,426	11,616	21,042	22,251	—	22,251
Argentine Pesos	3,474	—	3,474	4,428	139	4,567
Other currencies	3,202	—	3,202	3,704	—	3,704
Chilean Pesos	8,183	4	8,187	7,823	6	7,829
U.F.	68	—	68	22	—	22

	12-31-2016			12-31-2015
	From 13 months to 5 years	More than 5 years	Total	From 13 months to 5 years	More than 5 years	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Total non-current liabilities	3,599,291	2,061,543	5,660,834	3,732,206	2,257,489	5,989,695

Other non-current financial liabilities	2,020,484	1,850,430	3,870,914	2,141,600	2,095,365	4,236,965
U.S Dollar	1,591,127	1,075,204	2,666,331	1,748,723	1,525,269	3,273,992
Brazilian Real	17,098	1,042	18,140	13,953	1,929	15,882
Argentine Pesos	—	—	—	48	—	48
Chilean Pesos	11,151	—	11,151	10,455	—	10,455
U.F.	401,108	774,184	1,175,292	368,421	568,167	936,588

Bank Loans	626,384	92,351	718,735	648,017	149,782	797,799
U.S Dollar	609,286	91,309	700,595	634,016	147,853	781,869
Brazilian Real	17,098	1,042	18,140	13,953	1,929	15,882
Argentine Pesos	—	—	—	48	—	48

Financial Leases	73,586	—	73,586	90,697	—	90,697
Chilean Pesos	11,151	—	11,151	10,455	—	10,455
U.F.	62,435	—	62,435	80,242	—	80,242

Other Loans	1,320,514	1,758,079	3,078,593	1,402,886	1,945,583	3,348,469
U.S Dollar	981,841	983,895	1,965,736	1,114,707	1,377,416	2,492,123
U.F.	338,673	774,184	1,112,857	288,179	568,167	856,346

Other non-current provisions	38,138	—	38,138	34,541	—	34,541
U.S Dollar	1	—	1	4	—	4
Brazilian Real	5,425	—	5,425	4,410	—	4,410
Argentine Pesos	32,712	—	32,712	30,127	—	30,127

Deferred tax liabilities	1,479,596	151,469	1,631,065	1,456,888	162,124	1,619,012
U.S Dollar	1,412,506	131,406	1,543,912	1,373,597	162,124	1,535,721
Brazilian Real	67,090	20,063	87,153	83,291	—	83,291

Non-current provisions for employee benefits	60,084	—	60,084	51,936	—	51,936
Other currencies	144	—	144	149	—	149
Chilean Pesos	59,940	—	59,940	51,787	—	51,787

Other non-current non-financial liabilities	989	59,644	60,633	47,241	—	47,241
U.S Dollar	430	—	430	392	—	392
Brazilian Real	—	59,644	59,644	46,043	—	46,043
Argentine Pesos	349	—	349	608	—	608
Chilean Pesos	206	—	206	195	—	195
U.F.	4	—	4	3	—	3

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. Dollar as follows:

Subsidiary	Country	Functional Currency
Arauco do Brasil S.A.	Brazil	Brazilian Real
Arauco Forest Brasil S.A.	Brazil	Brazilian Real
Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real
Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real
Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos
Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos
Forestal Nuestra Señora del Carmen S.A.	Argentina	Argentine Pesos
Forestal Talavera S.A.	Argentina	Argentine Pesos
Greeneagro S.A.	Argentina	Argentine Pesos
Leasing Forestal S.A.	Argentina	Argentine Pesos
Savitar S.A.	Argentina	Argentine Pesos
Flakeboard Company Limited	Canada	Canadian Dollar

The table below shows a detail per company of the effect in the period of the Reserve of Exchange Differences on translation:

	January - December
	2016 ThU.S.$	2015 ThU.S.$	2014 ThU.S.$
Arauco Do Brasil S.A.	73,087	(155,390)	(66,222)
Arauco Forest Brasil S.A.	68,314	(140,992)	(57,515)
Arauco Florestal Arapoti S.A.	19,523	(43,189)	(17,640)
Arauco Distribución S.A.	—	(4,180)	(3,793)
Arauco Argentina S.A.	4,989	(13,308)	(5,765)
Flakeboard Company Limited	2,984	(16,915)	(8,049)
Others	(13)	(301)	(406)

Total reserve of exchange differences on translation	168,884	(374,275)	(159,390)

Effect of foreign exchange rates changes

	January - December
	2016 ThU.S.$	2015 ThU.S.$	2014 ThU.S.$
Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	(3,935)	(40,827)	(7,763)
Reserve of exchange differences on translation (with Non-controlling interests)	173,754	(385,109)	(163,844)

NOTE 12.	BORROWING COSTS

Arauco estimates the average rate of borrowings to finance its current investments projects. The average rate loans to finance these investments projects were claculated to record the capitalization.

	January - December
	2016 ThU.S.$	2015 ThU.S.$
Property, plant and equipment capitalized cost

Property, plant and equipment capitalized interest cost rate	5.11%	4.87%

Amount of the capitalized interest cost, property, plant and equipment	2,177	1,893

NOTE 13.	RELATED PARTIES

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

As of the date of these consolidated financial statements, the main transactions with related parties are related to fuel purchases with Compañía de Petróleos de Chile S.A. and sodium chlorate purchases at EKA Chile S.A.

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

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Related party transactions are equitable in relation to other transactions regularly performed at market conditions, with mutual independence of the parties.

The table below sets forth information about the Relationship between the Parent Company and its Subsidiaries

ID N°	Company Name	Country	Functional	% Ownership interest 12-31-2016			% Ownership interest 12-31-2015
			Currency	Direct	Indirect	Total	Direct	Indirect	Total
—	Agenciamiento y Servicios Profesionales S.A.	Mexico	U.S. Dollar	0.0020	99.9970	99.9990	0.0020	99.9970	99.9990
—	Arauco Argentina S.A.	Argentina	U.S. Dollar	9.9753	90.0048	99.9801	9.9753	90.0048	99.9801
—	Arauco Australia Pty Ltd.	Australia	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
96547510-9	Arauco Bioenergía S.A.	Chile	U.S. Dollar	98.0000	1.9999	99.9999	98.0000	1.9999	99.9999
—	Arauco Colombia S.A.	Colombia	U.S. Dollar	1.4778	98.5204	99.9982	1.4778	98.5204	99.9982
—	Arauco do Brasil S.A.	Brazil	Brazilian Real	1.1624	98.8366	99.9990	1.2485	98.7505	99.9990
—	Arauco Europe Cooperatief U.A.	Netherland	U.S. Dollar	0.4614	99.5376	99.9990	0.4843	99.5147	99.9990
—	Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real	—	79.9992	79.9992	—	79.9992	79.9992
—	Arauco Forest Brasil S.A.	Brazil	Brazilian Real	10.1297	89.8694	99.9991	10.1297	89.8694	99.9991
—	Arauco Middle East DMCC	Dubai	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
76620842-8	Arauco Nutrientes Naturales SPA	Chile	U.S. Dollar	—	99.9484	99.9484	—	—	—
—	Arauco Panels USA, LLC	USA	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Arauco Perú S.A.	Peru	U.S. Dollar	0.0013	99.9977	99.9990	0.0013	99.9977	99.9990
—	Arauco Wood Products, Inc.	USA	U.S. Dollar	0.0004	99.9986	99.9990	0.0004	99.9986	99.9990
—	Araucomex S.A. de C.V.	Mexico	U.S. Dollar	0.0005	99.9985	99.9990	0.0005	99.9985	99.9990
96657900-5	Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos	—	57.5404	57.5404	—	57.5404	57.5404
—	Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real	—	99.9789	99.9789	—	99.9789	99.9789
—	Flakeboard America Limited	USA	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Flakeboard Company Ltd.	Canada	Canadian Dollar	—	99.9990	99.9990	—	99.9990	99.9990
85805200-9	Forestal Arauco S.A.	Chile	U.S. Dollar	99.9484	—	99.9484	99.9484	—	99.9484
93838000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	—	98.4744	98.4744	—	98.4478	98.4478
—	Forestal Concepción S.A.	Panama	U.S. Dollar	0.0050	99.9940	99.9990	0.0050	99.9940	99.9990
78049140-K	Forestal Los Lagos S.A.	Chile	U.S. Dollar	—	79.9587	79.9587	—	79.9587	79.9587
—	Forestal Nuestra Señora del Carmen S.A.	Argentina	Argentine Pesos	—	99.9805	99.9805	—	99.9805	99.9805
—	Forestal Talavera S.A.	Argentina	Argentine Pesos	—	99.9942	99.9942	—	99.9942	99.9942
—	Greenagro S.A.	Argentina	Argentine Pesos	—	97.9805	97.9805	—	97.9805	97.9805
96563550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98.0186	1.9804	99.9990	98.0186	1.9804	99.9990
79990550-7	Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos	1.0000	98.9489	99.9489	1.0000	98.9489	99.9489
—	Leasing Forestal S.A.	Argentina	Argentine Pesos	—	99.9801	99.9801	—	99.9801	99.9801
96510970-6	Maderas Arauco S.A. (ex Paneles Arauco S.A.)	Chile	U.S. Dollar	99.0000	0.9995	99.9995	99.0000	0.9995	99.9995
—	Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real	—	99.9934	99.9934	—	99.9934	99.9934
—	Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian Real	—	99.9990	99.9990	—	99.9990	99.9990
—	Savitar S.A.	Argentina	Argentine Pesos	—	99.9841	99.9841	—	99.9841	99.9841
76375371-9	Servicios Aéreos Forestales Ltda.	Chile	U.S. Dollar	0.0100	99.9890	99.9990	0.0100	99.9890	99.9990
96637330-K	Servicios Logísticos Arauco S.A.	Chile	U.S. Dollar	45.0000	54.9997	99.9997	45.0000	54.9997	99.9997

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

Employee Benefits for Key Management Personnel

	January - December
	2016	2015	2014
	ThU.S.$	ThU.S.$	ThU.S.$
Salaries and bonuses	84,699	65,760	63,159
Per diem compensation to members of the Board of Directors	1,783	1,097	1,397
Termination benefits	6,339	2,250	4,073
Total	92,821	69,107	68,629

Related Party Receivables, Current

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$
Forestal Mininco S.A	91.440.000-7	Common Stockholder	Chile	Chilean pesos	30 days	39	44
Eka Chile S.A	99.500.140-3	Joint Venture	Chile	Chilean pesos	30 days	1,701	1,646
Forestal del Sur S.A	79.825.060-4	Common director	Chile	Chilean pesos	30 days	7,618	—
Stora Enso Arapoti Industria del Papel S.A	—	Associate	Brazil	Brazilian Real	—	—	472
Unilin Arauco Pisos Ltda.	—	Joint Venture	Brazil	Brazilian Real	30 days	726	523
Abastible S.A.	91.806.000-6	Controlling Parent’s Subsidiary	Chile	Chilean pesos	—	—	142
CMPC Celulosa S.A.	96.532.330-9	Common Stockholder	Chile	Chilean pesos	30 days	2	—
Fundación Educacional Arauco	71.625.000-8	Common director	Chile	Chilean pesos	30 days	1,188	276
Fundación Acerca Redes	65.097.218-K	Parent company is founder and contributor	Chile	U.S. Dollar	30 days	274	21
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of the Associate	Chile	UF	Jan-17	478	—
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of the Associate	Chile	UF	Sep-17	479	—
TOTAL						12,505	3,124

Related Party Receivables, Non-Current

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of the Associate	Chile	UF	Sep-18	478	—
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of the Associate	Chile	UF	Sep-19	478	—
TOTAL						957	—

Related Party Payables, Current

Name of Related party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$
Compañía de Petróleos de Chile S.A.	99.520.000-7	Controlling Parent’s Subsidiary	Chile	Chilean pesos	30 days	1,758	6,057
Abastible S.A.	91.806.000-6	Controlling Parent’s Subsidiary	Chile	Chilean pesos	30 days	97	—
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean pesos	—	—	98
Puerto Lirquén S.A.	96.959.030-1	Subsidiary of the Associate	Chile	U.S. Dollar	30 days	1,246	851
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of the Associate	Chile	U.S. Dollar	30 days	723	111
Empresas Copec S.A.	90.690.000-9	Controlling Parent	Chile	Chilean pesos	—	—	24
Adm. de ventas al detalle Arco Prime Ltda.	77.215.640-5	Controlling Parent’s Subsidiary	Chile	Chilean pesos	30 days	5	—
Empresa Distrib. Papeles y Cartones S.A.	88.566.900-k	Common Stockholder	Chile	Chilean pesos	30 days	2	—
TOTAL						3,831	7,141

Related Party Transactions

Purchases

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Abastible S.A.	91.806.000-6	Controlling Parent’s Subsidiary	Chile	Chilean pesos	Fuel	2,199	2,503	3,676
Empresas Copec S.A	90.690.000-9	Controlling Parent	Chile	Chilean pesos	Management service	356	233	277
Compañía de Petróleos de Chile S.A.	99.520.000-7	Controlling Parent’s Subsidiary	Chile	Chilean pesos	Fuel and other	39,732	61,245	96,497
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of the Associate	Chile	U.S. Dollar	Transport and stowage	8,633	10,917	9,458
Puerto Lirquén S.A.	96.959.030-1	Subsidiary of the Associate	Chile	U.S. Dollar	Port services	7,311	7,694	9,937
EKA Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	Sodium chlorate	47,236	39,362	48,696
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	Timber and ships	2,093	2,018	—
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean pesos	Legal services	1,295	1,312	1,761
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common Stockholder	Chile	Chilean pesos	Telephone services	512	552	474
CMPC Maderas S.A.	95.304.000-K	Common Stockholder	Chile	Chilean pesos	Timber and logs	511	267	489
Forestal Mininco S.A.	91.440.000-7	Common Stockholder	Chile	Chilean pesos	Timber and logs	180	204	204
Red to Green S.A.(Ex-Sigma Servicios Informáticos S.A.)	86.370.800-1	Common director	Chile	Chilean pesos	Computer services	249	59	—
Empresa de Residuos Resiter Ltda	89.696.400-3	Common director	Chile	Chilean pesos	Industrial cleaning services	—	(285)	4,157
Empresas de Residuos Industriales Resiter Ltda	76.329.072-7	Common director	Chile	Chilean pesos	Industrial cleaning services	—	5,027	1,432
Resiter Uruguay S.A	—	Common director	Uruguay	U.S. Dollar	Service to collect solid waste	—	774	1,167
Colbún Transmisión S.A.	76.218.856-2	Common director	Chile	Chilean pesos	Electrical power	383	447	330
CMPC Celulosa S.A.	96.532.330-9	Common Stockholder	Chile	Chilean pesos	Others purchases	3	2,217	1023

Sales

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean pesos	Electrical Power	5,999	1,083	3,284
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Electrical Power	16,326	17,543	27,361
Stora Enso Arapoti Industria de Papel S.A.	—	Associate	Brazil	Brazilian Real	Timber	1,149	5,617	8,349
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	Harvesting services, Timber and chips	21,657	19,328	19,311
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean pesos	Timber	35	130	246
Cartulinas CMPC S.A.	96.731.890-6	Common director	Chile	Chilean pesos	Pulp	—	—	679
Empresa Eléctrica Guacolda S.A.	96.635.700-2	Associate	Chile	Chilean pesos	Electrical power	—	—	1,264
Forestal Mininco S.A.	91.440.000-7	Common Stockholder	Chile	Chilean pesos	Timber	47	311	—
Compañía Puerto de Coronel S.A.	79.895.330-3	Associate	Chile	UF	Sale of land	1,914	—	—
Unilin Arauco Pisos Ltda.	—	Joint venture	Brazil	Brazilian Real	Timber	5,263	2,666	11,887

Other Transactions

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Novo Oeste Gestao de Ativo Florestais S.A.		Subsidiary (1)	Brazil	Brazilian Real	Loans (Capital and interest)	—	41,091	151,549

(1)	Since October 2015, the company is a subsidiary of Arauco, therefore, the transactions presented in this note are those made with this Company until that month (see Note 14).

NOTE 14.	CONSOLIDATED FINANCIAL STATEMENTS

On August 2, 2016, our subsidiary Forestal Arauco S.A. incorporated the company Arauco Nutrientes Naturales SPA, with a capital contribution of ThU.S.$5,000 of which, as of December 31, 2016, Th.U.S.$3,000 had been paid. The corporate purpose of the company is the manufacture and sale of products made from extracts, fruits, and others.

Company mergers

On December 1, 2015 there was a merger among the affiliates Paneles Arauco S.A. (successor), Aserraderos Arauco S.A. and Arauco Distribución S.A. This transaction had no effect on results and was performed with a view to generate greater synergies, share best practices and achieve better service for our clients.

Investments in Subsidiaries

In October 2015, the Company acquired the remaining 51% of the interest ownership in Novo Oeste Gestao de Ativos Florestais S.A., in which it held, on December 31, 2015, a stake of 100% through Arauco’s subsidiaries in Brazil. Tables below show the acquired assets and liabilities at fair value, consideration paid and effects generated through the transaction.

Novo Oeste Gestao de Ativos Florestais	10-27-2015 Th.U.S.$
Cash and cash equivalents	427
Inventories	3,747
Accounts receivable due from related companies, Current	39,917
Other Assets, Current	154
Current Assets, Total	44,245
Accounts receivable due from related companies, Non-current	12,439
Other Assets, Non-Current	—
Property, plant and equipment	1,496
Biological assets, Non-current	87,580
Non-Current Assets, Total	101,515
Assets, Total	145,760
Trade and other current payables, Current	238
Current tax liabilities	3,449
Accounts payable to related companies, current	10
Current Liabilities, Total	3,697
Accounts payable to related companies, Non-current	137,193
Deferred tax liabilities	16,051
Non-Current Liabilities, Total	153,244
Liabilities, Total	156,941

The interest previously held by Novo Oeste Gestao de Ativos Florestais S.A. was measured at fair value, recognizing a gain in the other income line of ThU.S.$15,268. The price paid for the 51% interest was ThU.S.$995, generating a goodwill of ThU.S.$6,697, for which Arauco decided to recognize in the results because of the Company’s accumulated losses. The impairment loss is presented net from the above mentioned gain.

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

At December 31, 2016 and December 31, 2015 there are no new investments in associates to report.

On March 31, 2016, our subsidiary Arauco do Brasil S.A. sold its stake at Stora Enso Arapoti Industria de Papel S.A. for ThU.S.$4,141. This transaction generated a loss of ThU.S.$10,369, as reflected in the Consolidated Statements of Profit or Loss, in line item “Other Expenses”.

The following tables set forth information about Investments in associates.

Name	Puertos y Logística S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Docking and warehousing operations for proprietary and third party use, cargo of all classes of goods, as well, as warehousing and transport operations.
Ownership interest (%)	20.2767%

	12-31-2016	12-31-2015
Carrying amount	ThU.S.$61,505	ThU.S.$58,922

Name	Inversiones Puerto Coronel S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Investments in movables and real estate, acquisition of companies, securities and investment instruments, investment management and development and/or participation in all kind of businesses and companies related to industrial, shipping, forestry and commercial activities.
Ownership interest (%)	50.0000%

	12-31-2016	12-31-2015
Carrying amount	ThU.S.$43,559	ThU.S.$43,200

Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20.0000%

	12-31-2016	12-31-2015
Carrying amount	ThU.S.$190	ThU.S.$179

Name	Stora Enso Arapoti Industria de Papel S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Industrialization and commercialization of paper and cellulose, raw materials and by-products
Ownership interest (%)	20.0000%

	12-31-2016	12-31-2015
Carrying amount	—	ThU.S.$17,397

Name	Genómica Forestal S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.
Ownership interest (%)	25.0000%

	12-31-2016	12-31-2015
Carrying amount	ThU.S.$(1)	ThU.S.$16

Name	Consorcio Tecnológico Bioenercel S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing of technologies which will promote the development of a biofuels industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.
Ownership interest (%)	20.0000%

	12-31-2016	12-31-2015
Carrying amount	ThU.S.$31	ThU.S.$67

Name	Vale do Corisco S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Management of forestry activities.
Ownership interest (%)	49.0000%

	12-31-2015	12-31-2015
Carrying amount	ThU.S.$160,490	ThU.S.$121,360

Summarized Financial Information of Associates

12-31-2016	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Assets Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$

Current	76,021	29	4,608	0	24,972	6	26	105,662
Non-current	572,831	88,936	668	0	415,083	152	63	1,077,733
Total	648,852	88,965	5,276	0	440,055	158	89	1,183,395

	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Liabilities Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$

Current	44,457	82	3,412	0	3,446	0	9	51,406
Non-current	301,065	—	912	0	109,079	6	85	411,147
Equity	303,330	88,883	952	0	327,530	153	-5	720,843
Total	648,852	88,965	5,276	0	440,055	159	89	1,183,396
Revenues	107,722	3,072	4,591	492	44,822	33	94	160,826
Expenses	(98,642)	—	(4,587)	(6,320)	(15,238)	(147)	(100)	(125,034)
Profit or loss (continuing operations)	9,080	3,072	4	(5,828)	29,584	(114)	(6)	35,792
Other comprehensive income	7,385	(29)	—	—	—	—	—	7356
Total Comprehensive income	16,465	3,043	4	(5,828)	29,584	(114)	(6)	43,148
Dividends	—	—	—	—	1,420	—	—	1,420

12-31-2015	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Assets Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	90,896	29	4,174	59,594	14,736	1	44	169,474
Non-current	472,638	86,453	664	33,284	322,598	345	146	916,128
Total	563,534	86,482	4,838	92,878	337,334	346	190	1,085,602

12-31-2015	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Liabilities Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	41,784	82	3,136	13,648	9,098	7	7	67,762
Non-current	231,160	0	808	7,094	80,563	5	118	319,748
Equity	290,590	86,400	894	72,136	247,673	334	65	698,092
Total	563,534	86,482	4,838	92,878	337,334	346	190	1,085,602
Revenues	88,689	4,629	16,007	9,574	36,270	983	121	156,273
Expenses	(89,719)	0	(5,163)	(3,579)	(19,674)	(105)	(1,229)	(119,469)
Profit or loss (continuing operations)	(1,030)	4,629	10,844	5,995	16,596	878	(1,108)	36,804
Other comprehensive income	(4,386)	0	—	—	—	—	—	(4,386)
Total Comprehensive income	(5,416)	4,629	10,844	5,995	16,596	878	(1,108)	32,418
Dividends	—	—	—	—	4,235	—	—	4,235

Reconciliation of Investment in Associates and Joint Ventures

	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$
Opening balance as of January 1, 2016	264,812	326,045
Changes
Investments in associates, Additions	—	1,808
Investment in joint ventures, Additions	153,135	—
Disposals, Investments in associates	(14,510)	—
Share of profit (loss) in investment in associates	16,349	5,573
Share of profit (loss) in investment in joint ventures	7,590	1,175
Dividends Received	(5,320)	(18,396)
Increase (Decrease) in foreign exchange currency	20,634	(55,207)
Other increases (decreases)	3,858	3,814
Total changes	181,736	(61,233)
Ending balance	446,548	264,812

	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$
Carrying amount of associates accounted for using equity method	265,775	241,140
Carrying amount of joint ventures accounted for using equity method	180,773	23,672
Total investment accounted for using equity method	446,548	264,812

NOTE 16.	INTERESTS IN JOINT ARRANGEMENTS

Investments and contributions made

On May 31, 2016, Inversiones Arauco Internacional Limitada, Arauco’s subsidiary, acquired 50% of the shares of Tableros de Fibras S.A, a Spanish subsidiary of SONAE INDUSTRIA, SGPS, S.A. (“Sonae”), which as of such date changed its name to “Sonae Arauco S.A.”. The price paid by Arauco for the acquisition of 50% of the shares of Sonae Arauco was the amount of €137,500,000 (equivalent to ThU.S.$153,135 at the acquisition date). This transaction generated a goodwill of ThU.S 36,190, as shown in the Consolidated Statements of Financial Position as part of the investment. As of December 31, 2016, the investment is accounted for under the equity method, notwithstanding that for the final determination of its reasonable value is still ongoing.

Sonae Arauco produces and sales wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of 2 panel plants and one sawmill in Spain; 2 panel plants and one resin plant in Portugal; 4 panel plants in Germany and 2 panel plants in South Africa.

In the aggregate, the production capacity of Sonae Arauco is of approximately 1.45 million m3 of MDF, 2.27 million m3 of particle boards, 460,000 m3 of OSB and 100,000 m3 of sawn timber.

As of December 31, 2016, Arauco has not carried out any contributions to Uruguayan companies Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A. (ThU.S.$82,943 as of December 31, 2015 through its subsidiary Arauco Europe Cooperatief U.A.), where Arauco still holding 50% of control under a joint agreement.

The contributions made were invested in the construction of a last generation cellulose production plant, with a guaranteed annual capacity of 1.3 million tons, a port and an energy generation unit based on renewable resources, which is located in the town of Puerto Pereira, Province of Colonia, Uruguay.

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

Furthermore, Arauco holds a 50% ownership interest in Unilin Arauco Pisos Laminados Ltda., a Brazilian company, and in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to cellulose plants in Chile. There is a contractual agreement with these companies whereby Arauco has engaged in an economic activity subject to common control, which is classified as a joint venture.

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint operations:

	12-31-2016		12-31-2015
Celulosa y Energía Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	173,258	182,834	173,499	167,067
Non-current	2,131,266	735,679	2,192,148	885,723
Equity		1,386,011	—	1,312,857
Total Joint Arrangement	2,304,524	2,304,524	2,365,647	2,365,647

Investment	693,006		656,429

	12-31-2016 ThU.S.$		12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Income	680,819		720,499	260,934
Expenses	(618,387)		(612,101)	(314,251)
Joint Arrangement Net Income (Loss)	62,432		108,398	(53,317)

	12-31-2016		12-31-2015
Forestal Cono Sur S.A.(consolidated) (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	23,745	21,039	23,267	21,495
Non-current	178,236	1,381	176,876	4,654
Equity	—	179,561	—	173,994
Total Joint Arrangement	201,981	201,981	200,143	200,143

Investment	89,781		86,997

	12-31-2016 ThU.S.$		12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Income	8,443		10,821	9,200
Expenses	(2,876)		(12,000)	(4,844)
Joint Arrangement Net Income (Loss)	5,567		(1,179)	4,356

	12-31-2016		12-31-2015
Eufores S.A. (consolidated) (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	178,644	200,525	158,735	187,311
Non-current	604,736	23,052	611,500	39,994
Equity	—	559,803	—	542,930
Total Joint Arrangement	783,380	783,380	770,235	770,235

Investment	279,902		271,465

	12-31-2016 ThU.S.$		12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Income	296,927		292,534	202,814
Expenses	(280,054)		(297,291)	(222,853)
Joint Arrangement Net Income (Loss)	16,873		(4,757)	(20,039)

	12-31-2016		12-31-2015
Zona Franca Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	4,397	82,331	11,582	71,202
Non-current	492,815	63,021	494,585	88,182
Equity	—	351,860	—	346,783
Total Joint Arrangement	497,212	497,212	506,167	506,167

Investment	175,930		173,392

	12-31-2016 ThU.S.$		12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Income	31,042		19,079	20,885
Expenses	(25,966)		(41,988)	(22,762)
Joint Arrangement Net Income (Loss)	5,076		(22,909)	(1,877)

The following tables set forth summarized financial information of the more significant interests in joint ventures:

	12-31-2016		12-31-2015
Unilin Arauco Pisos Ltda.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	7,900	3,549	5,943	2,304
Non-current	5,094	18	3,544	37
Equity	—	9,427	—	7,146
Total Joint Arrangement	12,994	12,994	9,487	9,487

Investment	4,714		3,573

	12-31-2016 ThU.S.$		12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Income	1,305		112	6,385
Expenses	(1,974)		(2,462)	(6,378)
Joint Arrangement Net Income (Loss)	(669)		(2,350)	7

	12-31-2016		12-31-2015
Eka Chile S.A.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	15,817	4,348	23,457	8,365
Non-current	31,690	5,021	30,203	5,097
Equity	—	31,138	—	40,198
Total Joint Arrangement	47,507	47,507	53,660	53,660

Investment	19,069		20,099

	12-31-2016 ThU.S.$		12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Income	48,276		39,646	49,570
Expenses	(44,045)		(36,355)	(48,530)
Joint Arrangement Net Income (Loss)	4,231		3,291	1,040

	12-31-2016
Sonae Arauco S.A.	Assets ThU.S.$	Liabilities ThU.S.$
Current	223,145	213,228
Non-current	544,087	312,404
Equity	—	241,600
Total Joint Arrangement	767,232	767,232

Net Assets	120,800
Adjustment to Net Assets (Goodwill)	36,190
Investment	156,990

	12-31-2016 ThU.S.$
Income	507,179
Expenses	(495,560)
Joint Arrangement Net Income (Loss)	11,619

NOTE 17.	IMPAIRMENT OF ASSETS

In 2015, a provision for the impairment of the Arapoti Sawmill in an amount of ThU.S.$2,428, was registered reducing the recoverable value for these assets to zero.

Disclosure of Impairment Losses of Assets

Provisions for impairment of property, plant and equipment due to technical obsolescence have been recorded as of December 31, 2016 and December 31, 2015, respectively, as shown below:

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversal of Losses	Machinery and Equipment
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversal of losses	Technical Obsolescence and Claim

	12-31-2016	12-31-2015
Information relevant to the sum of all impairment	ThU.S.$7,464	ThU.S.$4,658

This impairment provision is being analyzed to determine the definitive write-off corresponding to the related assets. In addition, as of December 2015, the Company recognized an impairment derived from the purchase of the 51% ownership in Novo Oeste Gestao de Ativos Florestais S.A. See Note 14 – acquisition of subsidiaries.

Goodwill

Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination.

At the date of these consolidated financial statements, the balance of goodwill is ThU.S.$74,893 (ThU.S.$69,475, at December 31, 2015)

Of the total of goodwill, ThU.S.$39,694 (ThU.S.$39,631 as of December 31, 2015) are generated by the acquisition of “Flakeboard”, a company that, directly and/or through its subsidiaries, possesses and operates 7 panel plants, for which Arauco acquired and paid, on September 24, 2012, the price of ThU.S.$242,502 for the 100% interest ownership.

The recoverable amount for Flakeboard’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 5-year term, applying a real discount rate of 7.8% which reflects current market assessments for the timber segment in North America.

The investment in the panel plant in Pien, Brazil generated a goodwill of ThU.S.$32,385 (ThU.S.$27,030 as of December 31, 2015).

The recoverable amount for the Pien plant’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections based on the operational plan approved by the Administration, covering a 5-year term, applying a 9% real discount rate that reflects current evaluations for the panel segment in Brazil.

As a result of the annual impairment test, the carrying value of the goodwill does not exceed their recoverable value, and therefore there is no need to recognize impairment losses.

Between December 31, 2016 and 2015, the variation of the balance in goodwill is only due to the translation adjustments as explained in the accounting policies.

NOTE 18.	PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

The contingent liabilities for outstanding litigations are as follows:

Celulosa Arauco y Constitución S.A.

1. On August 25, 2005, the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) issued tax resolutions No. 184 and No. 185 of 2005, and objected certain income tax returns made by Arauco on April 16, 2001 and October 31, 2001, and furthermore, requested the reimbursement of the amounts returned in connection to tax losses, along with the amendment of the FUT (Tax Profits Fund) Registry balance. In consideration to the foregoing, the above mentioned tax resolutions ordered the restitution of the historical amount of $4,571,664,617 (equal to ThU.S.$ 6,829 as of December 31, 2016). On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and filed a claim disputing the above mentioned tax resolutions No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, partially sustaining the Company’s request, granting a discount to the total amount of $1,209,399,164 (equal to ThU.S.$ 1,807, as of December 31, 2016), resulting in a total disputed amount of $3,362,265,453 (equal to ThU.S.$ 5,022, as of December 31, 2016); consequently, on this date the claim corresponding to the sums not granted during the enforcement stage was filed. On February 19, 2010, the Court acknowledged receipt of the Company’s request. Subsequently, the tax authority issued a report and the Company commented on such report.

On September 26, 2014, Arauco requested the submission of this claim to the competent jurisdiction of the new Tax and Customs Courts. On October 10, 2014, Arauco’s request was granted. Currently the action is being considered by these new Courts under the Docket No. RUC 14-9-0002087-3. On March 20, 2015, the SII responded to the allegations submitted by Arauco against Liquidations No. 184 and 185 of 2005. Currently, the case’s evidentiary stage is due to begin.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore as of December 31, 2016, Arauco has not made any provision whatsoever in connection to this contingency.

2. In connection with Licancel Plant, on June 22, 2011, the Company was notified of a civil claim for compensation of prejudice for an alleged tort liability, filed by twelve fishermen of the Mataquito River before the Court of First Instance, Guarantee and Family of Licantén under Docket number 73-2011. The case arose out of dead fish allegedly found in the Mataquito River on June 5, 2007 caused by the Licancel Plant. The plaintiffs seek to be compensated for alleged damages that they had from the aforementioned event, including loss of profits, pain and suffering and an alleged contractual liability, for a total of $2,695,560,000 (equal to ThU.S.$ 4,026, as of December 31, 2016).

On October 21, 2015 the Court issued a definitive first instance decision partially admitting the claim, sentencing Celulosa Arauco y Constitución S.A. to pay each claimant – as non-monetary damages – the sum of $5,000,000 plus adjustments (equal to ThU.S.$7, as of December 31, 2016), as per the variation of the CPI, calculated as from May 2007 until the month of the actual payment. On November 16, 2015, the defendant challenged the definitive decision through the submission of a cassation appeal based on formal aspects and an ordinary appeal. In turn, the plaintiff adhered to the appeal, seeking to have the amount of the non-monetary damages recognized by the first instance decision increased. Pending. (Court of Appeals Docket No. 60-2016).

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2016, Arauco has not made any provision whatsoever in connection to this contingency.

3. Through Res. Ex. N° 1 issued by the Superintendence of the Environment (“SMA”) on January 8, 2016, notified on January 14, 2016, the SMA formulated 11 charges against the Company, due to alleged breaches of certain Environmental Qualification Resolutions for the Valdivia Plant and of DS No. 90/2000. The 11 charges were classified as follows by the SMA: 1 critical, 5 severe, 5 minor.

On February 12, 2016, the Company submitted its defenses. The SMA shall analyze and rule on the defenses, and it may request new information or open a term for providing evidence. Once these proceedings have been discharged, the SMA will issue a resolution that either absolves or sanctions the Company. The resolutions issued by the SMA may be appealed before the Environmental Court.

The maximum fine that the SMA could apply against the Company, for the above mentioned charges, is up to 36,000 UTA (equivalent to ThU.S.$ 29,801, as of December 31, 2016).

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company, and therefore as of December 31, 2016, Arauco has not made any provision whatsoever in connection to this contingency.

4. Through Res. Ex. N° 1 of the SMA, dated February 17, 2016 notified on February 23, 2016, the SMA formulated 8 charges against the company due to alleged breaches of certain Environmental Qualification Resolutions for the Nueva Aldea Plant. The 8 charges were qualified by the SMA as follows: 7 severe and 1 minor.

On March 15, 2016, the Company submitted - within the established term - a compliance program which contains 30 actions and goals, related to each one of the 8 alleged infringements. On July 15, 2016, the Exempted Resolution No. 11 of the SMA was notified, which approved the compliance program and suspended the punitive proceedings. If the program is satisfactorily implemented, it would be possible to conclude the proceedings without applying any sanctions.

On August 3, 2016, third-party complainants in the administrative proceeding filed a complaint appeal against Exempted Resolution No. 11 issued by the SMA, which approved the compliance program. On December 24, 2016, the Third Environmental Court rejected such complaint filed against Ex. Res. No. 11 SMA, which approved the compliance program. The petitioners did not file a cassation remedy.

5. Through Exempted Resolution No. 1/File F-020-2016, dated May 6, 2016, the SMA formulated four charges against the Company due to certain alleged breaches of the Environmental Qualification Resolutions of the Licancel Plant. The SMA classified the four charges as follows: 1 severe and 3 minor.

The Company filed its defenses on June 8, 2016. On October 21, 2016, the SMA requested additional information from the Company, which will be submitted in due time. On January 12, 2017, the SMA served its resolution concluding the investigation. The SMA has to issue a new resolution either absolving or sanctioning the Company. The SMA’s resolutions may be challenged before the Environmental Court.

On February 1, 2017, the Environment Superintendent issued Exempted Resolution No. 71, imposing a fine against the Company for the amount of 239 Annual Tax Units (UTA) (equivalent to ThU.S.$ 198, as of December 31, 2016).

•

Regarding Charge No. 1, related to the disposal of solid industrial waste, particularly ashes in excess of the thresholds authorized by RCA No. 75/2004, a fine amounting to 3 UTA was applied (equivalent to ThU.S.$ 2, as of December 31, 2016).

•

Regarding Charge No. 2, related to the failure to withdraw from the former treatment pond “pursuant to RCA No. 308/2006,” in the environmental inspections dated May of 2013 and February of 2015, a fine amounting to 234 UTA was applied (equivalent to ThU.S.$194, as of December 31, 2016).

•

Regarding Charge No. 3, that is, related to exceeding the humidity percentages of the mud disposed of in the solid waste deposit, a fine amounting to 2 UTA was applied (equivalent to ThU.S.$ 2, as of December 31, 2016).

•	Regarding Charge No. 4, related to the fact that the discharge point of the effluent was not built at the approved location, the Company was acquitted.

On February 13, 2017, the Company filed a motion for reconsideration, requesting the annulment of the fine or substantially decreasing it. This remedy is currently pending.

Since the Company’s position is grounded in solid legal arguments, and there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2016, Arauco has not made any provision whatsoever in connection to this contingency.

6. Through Exempted Resolution No. 1/File F-031-2016, dated September 15, 2016, the SMA formulated three charges against the Company due to certain alleged breaches of certain Environmental Qualification Resolutions of the Constitución Plant, and an alleged contravention of Law 19,300 resulting from a purported circumvention of the Environmental Assessment System. The SMA classified the three charges as follows: 1 severe and 2 minor.

On October 17, 2016, the Company filed a Compliance Program containing 7 actions and objectives. On January 3, 2017 the SMA served its resolution approving the compliance program submitted by the Company. If the compliance program is executed satisfactorily, the proceedings would conclude without the application of any sanctions.

Since the Company’s position is grounded in solid legal arguments, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2016, Arauco has not made any provision whatsoever in connection to this contingency.

Arauco Argentina S.A.

1. On December 14, 2007 the Federal Administration of Internal Revenue (Administración Federal de Ingresos Públicos) (“AFIP”) requested a determination, challenging the deductibility, as against Income Tax, of certain expenses, interests and exchange differences generated by Private Negotiable Obligations issued by the Company in 2001 and cancelled in 2007, for an amount of US$ 250,000,000.

This determination reached $417,908,207 Argentine Pesos (equivalent to ThU.S.$26,300 as of December 31, 2016) for principal, compensatory interest and fines.

On February 11, 2008, the Company appealed before the National Tax Court (Tribunal Fiscal de la Nación) (“TFN”), which upheld the State’s determination on February 2010. The Company appealed this decision before the National Chamber of Appeals for Federal Administrative Disputes.

Likewise, the Company requested an interim measure of relief before the Chamber of Appeals, so that the Chamber may order the suspension of the determination’s enforceability while the final judgment is pending. On May 13, 2010, Chamber I of the National Chamber of Appeals for Federal Administrative Disputes approved the request, subject to the pledge of collateral, which collateral was furnished by the Company by means of Insurance Policy No. 86058, issued by Zurich Argentina Cia. de Seguros S.A. for $633,616,741 Argentine Pesos (equivalent to ThU.S.$ 39,875 as of December 31, 2016).

The judgment of the Chamber of Appeals, issued in December 2012, was contrary to the company’s interests. The Company filed an Ordinary Appeal before the Supreme Court of Justice, which was authorized by the Chamber of Appeals, and an Extraordinary Appeal, which was duly noted by the Chamber for the relevant procedural phase.

During this entire process, the Company, in consultation with its legal advisors external maintained their opinion that the Company had behaved within the limits of the law in its deduction of the interests, expenses and exchange differences that was challenged by the State, and that there were good chance that this determination issued by the AFIP would be rendered without effect.

On July 22, 2016, Congress passed law No. 27,260, whose Title II, Book II establishes an Exceptional Regularization Regime for Tax, Social Security and Customs Obligations, for obligations that have been the subject matter of judicial proceedings (henceforth, the “Regularization Regime”).

The introduction of the Regularization Regime entails an exemption from the applicable fines as well as a portion of the interests. In order to enjoy these benefits, the taxpayer must unconditionally accept its counterparty’s claim in relation to the regularized obligations, as well as desist from and withdraw any action and right, including restitution actions, bearing the expense of litigation costs and expenses.

The legal counselors that have been intervening in the different stages of litigation have highlighted the very important economic advantages offered by the Regularization Regime in light of the contingency inherent to any judicial case.

On September 7, 2016, the Company materialized its application to the Regularization Regime before the AFIP, in connection to the obligations claimed in consideration to the adjustment conducted by the State regarding the Income Tax Statements filed between the years 2001 and 2004 and reported this situation to the Nation’s Supreme Court, consequently abandoning the Ordinary Appeal that had been promptly lodged.

As of this date, the updated amount for the contingency amounted to approximately $ 891,758,132 Argentine Pesos (equal to ThU.S.$ 56,121 as of December 31, 2016), corresponding to principal, interest and fines. The Company decided to pay in cash, and the balance that was finally paid amounted to $ 248,503,504 Argentine Pesos (equal to ThU.S.$ 15,639 as of December 31, 2016). Additionally, the Company shall assume the payment of all litigation costs and trial expenses, the sum of which was undetermined as of the date of these financial statements. On November 1, 2016, the Nation’s Supreme Court of Justice declared the above mentioned remedy’s abandonment and returned the file to the court of origin. On November 30, 2016, the First Chamber of the National Appeals Court declared that the case file as returned.

2. Pursuant to law No. 25,080, the former Secretary of Agriculture, Livestock, Fishing and Foodstuffs, the enforcement agency referred to in the law approved, by Res. No. 952/2000, the forestry and industrial-forestry projects submitted by Arauco Argentina S.A. In the context of these projects, the Company afforested: 1) 4,777 hectares during 2000, in observance of its committed yearly plan; and 2) 23,012 hectares between 2000 and 2006 as a part of the multi-year afforestation plan. Likewise, a sawmill was built with installed capacity to produce 250,000 m3 of sawn timber per year.

On January 11, 2001, Arauco Argentina S.A. submitted an expansion for the approved industrial-forestry project. The expansion was approved via Res. No. 84/03 issued by the former Secretary of Agriculture, Livestock, Fishing and Foodstuffs. In accordance with the assumed obligations, the Company built a MDF board (panels) plant and afforested 8,089 hectares between 2001 and 2006.

Additionally, the Company filed yearly forestry plans between years 2007 and 2015 for its local operations in the Provinces of Misiones and Buenos Aires.

In March, 2005, Note No. 145/05 of the Undersecretary of Agriculture, Livestock and Afforestation suspended the benefit that exempted Arauco Argentina S.A. from paying export duties under Law No. 25,080. This measure is currently under discussion by the Company. On November 8, 2006, the V Chamber of the National Appeals Court for Adversarial Administrative and Federal Matters issued a ruling ordering Arauco Argentina S.A. to continue to enjoy an exemption from paying the exportation duties, in the same manner and scope it had prior to the suspension ordered by Note No. 145/05, if the clearance of merchandise is performed pursuant to the guarantee regime established in article 453, subsection a) of the Customs Code, for the exempted tax obligation. The judicial measure became effective beginning on March of 2007 by collateralization through the granting of bond (caución) policies for each shipment permits exempted from payment of export duty. The Company maintains an assignment of funds equivalent to $372,478,000 Argentine Pesos (ThU.S.$ 23,441 as December 31, 2016) for guaranteed export duties, which appears under not current provisions. Additionally, the Company filed a restitution claim for a total amount of US$6,555,207, plus interests accrued from the service of the claim, corresponding to export duties between March 2005 and March 2007, as a result of the application of Note 145/05 issued by the Undersecretary of Agriculture, Livestock and Afforestation. Both the underlying issue and the restitution claim have yet to be resolved.

In turn, during April of year 2005, the Secretary for Agriculture, Ranching, Fishing and Foods issued Resolution No. 260/2005, requiring that holders of any firms that had received the fiscal benefits granted under Law No. 25,080 should establish collateral to cover the total amount of any such benefits, considering for such purposes all benefits that had been enjoyed until the date of their establishment. In January 2006, the Company furnished, in protest, the requested collateral, which amount to, as of the date of these financial statements, $245,359,796 Argentine pesos (ThU.S.$ 15,441 as of December 31, 2016). On April 29, 2016, the corresponding authority issued Resolution 154 – E/2016 that repealed Resolution 260/2005 and established a minimum and maximum amount for the collateral. The Company shall apply the new Resolution upon the expiration of the next collateral policy (May 2017).

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

The resolution through which the Intervening Court declared the expiration of the criminal action based on the statute of limitations and acquitted the Company was issued on August 23, 2016.

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

On July 20, 2015, Arauco do Brasil was notified of the first-level administrative ruling which partially upheld the Infringement. Against this ruling, a Voluntary Appeal was filed seeking to revoke the Infringement Notice before the Brazilian Administrative Tax Council (Conselho Administrativo de Recursos Fiscais de Brasil or “CARF”), which is the second administrative level. As of the date of this report, the trial pertaining to this objection is still pending. With the first level administrative decision, the main amount is R$164,159,000 (ThU.S.$ 50,468 as of December 31,2016)

The company believes that its challenge against the Infringement Notice is based on sound legal grounds and that a reasonable possibility exists that this matter will be resolved in favor of the company and therefore, as of December 31, 2016, Arauco has not made any provision whatsoever in connection to this contingency.

Forestal Arauco S.A.

1. On October 8, 2013, Bosques Arauco S.A., now Forestal Arauco S.A. was notified of a civil claim filed by Mr. Manuel Antonio Fren Casanova, requesting the court to declare the properties known as Cuyinco and Cuyinco Alto as two different properties and, therefore, to order the cancellation of the ownership registration in the name of Bosques Arauco S.A. found on N° 290 of page 266 of the Registry of Property kept by the Real Estate Registrar of Cuyinco Alto, on the grounds that, Bosques Arauco S.A. erroneously understood that its property, Cuyinco Alto of 4,600 hectares, would also encompass the land known as Cuyinco, which allegedly belongs to the claimant.

The claim was filed before the Civil Court of Lebu (Case File No. C-269-2013).

On October 27, 2015, the Court passed a first instance definitive judgment, dismissing the claim in its entirety. On November 16, 2015, the plaintiff challenged the first instance judgment by means of a cassation appeal based on substantial and procedural grounds. (Case Docket Court of Appeals No. 1956-2015).

On January 13, 2017, the Court of Appeals of Concepción upheld the lower court ruling.

The plaintiff did not appealed the Court of Appeals of Concepción ruling, whereby the lower court ruling – which dismissed the claim – was confirmed. Consequently, the decision is final and not subject to any further appeal. Trial concluded.

2. Maquinarias y Equipos Klenner Limitada filed a civil damages claim before the First Civil Court of Valdivia, Case File number C-375-2015, against Forestal Arauco S.A. The claim seeks compensation for alleged damages brought as a result of the termination of a service provision contract that took place on February 9, 2010. The plaintiff valued the damages in the amount of $4,203,216,164 (equivalent to ThU.S.$ 6,278, as of December 31, 2016).

On November 14, 2016, the lower court issued a ruling partially upholding the claim, convicting Forestal Arauco S.A. to pay the sum of $115,026,673 (equivalent to ThU.S.$ 172 as of December 31, 2016) as general damage, and the sum of $607,849,413 (equivalent to ThU.S.$ 908 as of December 31, 2016) for loss profit, rejecting the claim for alleged moral damage, all without ordering the payment of litigation expenses.

Forestal Arauco S.A. challenged the ruling filing a cassation remedy based on procedural violations as well as an appeal. The plaintiff also challenged the ruling through an appeal. All remedies are currently pending for discussion and ruling by the Court of Appeals of Valdivia. Since January 12, 2017, the remedies are awaiting their presentation (Court entry Case File No. 779-2016).

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2016, Arauco has not made any provision whatsoever in connection to this contingency.

3. On April 28, 2015, the company was notified of and answered the action for recovery submitted in ordinary proceedings by Mr. Rodrigo Huanquimilla Arcos and Mr. Mario Andrades Rojas, attorneys at law, on behalf of 24 members of the Arcos succession, who claiming to be owners of the estate that they identify as Hacienda Quivolgo, of 5,202 hectares, request that Forestal Celco S.A., currently Forestal Arauco S.A., be sentenced to return the above mentioned real property plus civil and natural fruits or revenues as well as any estates adhered to it, along with any damages that the real property may have suffered, with litigation costs. The company proceeded to answer the claim requesting that it be completely rejected, arguing that Forestal Celco S.A., currently Forestal Arauco S.A., is the sole and legitimate owner of the real property.

The Court ordered that this trial be joined with those entertained under Case File C-54-2015, suspending the proceeding and ordering the parties to appoint a joint representative to act on behalf of both parties. The attorneys for both claimant parties conferred reciprocal powers to each other, and thus the Court deemed they had fulfilled the legal requirement.

On December 9, 2016, the Court summoned the parties to a ruling hearing. The issuance of the ruling is pending (Case file C-334-2014 of the Civil Court of Constitución).

On February 24, 2017, the final ruling of the lower court was notified, completely dismissing the claim, with litigation costs. The filing of potential remedies is currently available.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2016, Arauco has not made any provision whatsoever in connection to this contingency.

4. On April 6, 2015, the company was notified through a rogatory letter regarding the claim submitted by Mr. Gustavo Andrés Ochagavía Urrutia, attorney at law, acting on behalf of 23 members of the Arcos succession, who claim to be the owners of the estate that they identify as Hacienda Quivolgo, of 5,202 hectares, requesting that Forestal Celco S.A., currently Forestal Arauco S.A., be ordered to return the above mentioned real property plus civil and natural fruits or revenues as well as any estates adhered to it, along with any damages that the real property may have suffered, with litigation costs. They base their claim in that Forestal Celco S.A., currently Forestal Arauco S.A., is allegedly in possession but does not own the real property in question. On April 28, 2014, the company proceeded to answer the claim requesting that it be completely rejected, arguing that Forestal Celco S.A., currently Forestal Arauco S.A., is the sole and legitimate owner of the real property.

On January 8, 2016, the defendant requested a consolidation of the proceedings with Case file 334-2014, as well as the suspension of the proceedings until this request is decided upon. The Court ordered this case file to be joined with the proceedings of case file No. C-334-2014 of the Civil Court of Constitución.

On February 24, 2017, the final ruling of the lower court was notified, completely dismissing the claim, with litigation costs. The filing of potential remedies is currently available.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2016, Arauco has not made any provision whatsoever in connection to this contingency.

At the end of each reporting period there are no other contingencies that might significantly affect the Company’s financial, position or results of operations.

Provisions recorded as of December 31, 2016 and December 31, 2015 are as follows:

Classes of Provisions	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$
Provisions, Current	842	858
Provisions for litigations	427	404
Other provisions	415	454
Provisions, non-Current	38,138	34,541
Provisions for litigations	14,696	10,996
Other provisions	23,442	23,545

Total Provisions	38,980	35,399

	12-31-2016
Movements in Provisions	Litigations ThU.S.$ (*)	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	11,400	23,999	35,399
Changes in provisions
Increase in existing provisions	5,363	1	5,364
Used provisions	(998)	(39)	(1,037)
Increase (decrease) in foreign currency exchange	(609)	—	(609)
Other Increases (Decreases)	(33)	(104)	(137)
Total Changes	3,723	(142)	3,581
Closing balance	15,123	23,857	38,980

(*)	The increase in legal claims is composed mainly of ThU.S.$ 863 and ThU.S.$ 2,255 (Brazilian and Argentine subsidiaries respectively) in connection with civil and labor lawsits, and ThU.S.$1,490 from Arauco Argentina in connection of fees in lawsuits.

	12-31-2015
Movements in Provisions	Litigations (*) ThU.S.$	Other Provisions (**) ThU.S.$	Total ThU.S.$
Opening balance	16,038	51,026	67,064
Changes in provisions
Increase in existing provisions	2,555	1,429	3,984
Used provisions	(2,990)	—	(2,990)
Increase (decrease) in foreign currency exchange	(5,163)	—	(5,163)
Other Increases (Decreases)	960	(28,456)	(27,496)
Total Changes	(4,638)	(27,027)	(31,665)
Closing balance	11,400	23,999	35,399

(*)	The increase in legal claims is composed mainly of ThU.S.$1,558 from Brazilian subsidiaries in connection with civil and labor lawsuits, being the latter the most important. In addition there are ThU.S.$840 from Arauco Argentina in connection with labor lawsuits .
(**)	The increase of Other Provisions comprises mainly an increase of ThU.S.$1,429 from Arauco Argentina for export duties. While in the Other Increases (Decreases), line item, the reverse of Negative Equity to Arauco Forest Brasil over Novo Oeste by ThU.S.$ 25,290 and Forestal Cholguán over Sercor is reflected by ThU.S.$2,850.

	12-31-2014
Movements in Provisions	Litigations ThU.S.$ (*)	Other Provisions ThU.S.$ (**)	Total ThU.S.$
Opening balance	18,406	15,457	33,863
Changes in provisions
Increase in existing provisions	9,585	16,782	26,367
Payments	(8,951)	—	(8,951)
Decrease in foreign currency exchange	(818)	(3,324)	(4,142)
Other (Decreases) Increases	(2,184)	22,111	19,927
Total Changes	(2,368)	35,569	33,201
Closing balance	16,038	51,026	67,064

(*)	In the increase of legal claims US$3.3 million are included that correspond to 50 % of trial provision with the supplier in the construction of the pulp mill in Uruguay SACEEM Zona Franca S.A. (joint agreement).
(**)	The increase in Other Provisions, is comprised mainly of an increase of Th.U.S.$2,850 from the provision of Negative Equity of Forestal Cholguan over Sercor and Th.U.S.$ 13,162 of Arauco Forest Brasil over Novo Oeste.

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

NOTE 19.	INTANGIBLE ASSETS

	12-31-2016	12-31-2015
Classes of Intangible Assets, Net	ThU.S.$	ThU.S.$
Intangible assets, net	89,497	88,112
Computer software	26,370	21,251
Water rights	5,689	5,485
Customer	50,982	55,265
Other identifiable intangible assets	6,456	6,111
Classes of intangible Assets, Gross	159,025	142,704
Computer software	72,008	58,275
Water rights	5,689	5,485
Customer	71,275	70,676
Other identifiable intangible assets	10,053	8,268
Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(69,528)	(54,592)
Accumulated amortization and impairment, intangible assets	(69,528)	(54,592)
Computer software	(45,638)	(37,024)
Customer	(20,293)	(15,411)
Other identifiable intangible assets	(3,597)	(2,157)

Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	12-31-2016
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rights ThU.S.$	Customer ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	21,251	5,485	55,265	6,111	88,112
Changes
Additions	12,935	204	—	1,718	14,857
Disposals	(1)	—	—	—	(1)
Amortization	(8,368)	—	(4,770)	(1,414)	(14,552)
Increase (Decrease) related to foreign currency translation	178	—	487	41	706
Other Increases (Decreases)	375	—	—	—	375
Changes Total	5,119	204	(4,283)	345	1,385
Closing Balance	26,370	5,689	50,982	6,456	89,497

	12-31-2015
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rights ThU.S.$	Customer ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	18,224	5,442	63,164	6,428	93,258
Changes
Additions	9,638	66	—	690	10,394
Disposals	(73)	—	—	(70)	(143)
Amortization	(6,448)	(2)	(4,819)	(684)	(11,953)
Increase (Decrease) related to foreign currency translation	(84)	(21)	(3,080)	(253)	(3,438)
Other Increases (Decreases)	(6)	—	—	—	(6)
Changes Total	3,027	43	(7,899)	(317)	(5,146)
Closing Balance	21,251	5,485	55,265	6,111	88,112

Years of Useful life (Average)
Computer Software	5
Customer	15
Brands	7

The amortization of customer and computer software is presented in the Consolidated Statements of Profit or Loss under the “Administrative Expenses” line item.

NOTE 20.	BIOLOGICAL ASSETS

Biological assets comprise forestry plantations, mainly radiata and taeda pine, and to a lesser extent eucalyptus. The plantations are located in Chile, Argentina, Brazil and Uruguay, with a total surface of 1.7 million hectares as of December 31, 2016 out of which 1 million hectares are used for forestry planting, 409 thousand hectares are native forest, 191 thousand hectares are used for other purposes and 52 thousand hectares not yet planted.

As of December 31, 2016, the production volume of logs totaled 18.7 million cubic meters (19.4 million cubic meters as of December 31, 2015).

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

•

The harvest of forestry plantations supplies raw materials for all other products that Arauco produces and trades. By directly controlling the development of forests that will be processed, Arauco ensures high quality timber for each of its products.

•

Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s own industrial centers and sales to third parties at market prices. Sales margin of the different products that are harvested in the forest is also considered in the valuation. The changes in the value of the plantations pursuant to the criteria defined above are accounted for in the results for the fiscal year, as established in IAS 41. These changes are presented in the Consolidated Statements of Profit or Loss under the line item Other income per function, which as of December 31, 2016 amounted to ThU.S.$208,562 (ThU.S.$210,479 as of December 31, 2015). The appraisal of biological assets resulted in a greater cost of the lumber sold in comparison to the real incurred cost, which is presented included in the cost of sales which as of December 31, 2016 amounted to ThU.S.$204,971 (ThU.S.$185,737 as of December 31, 2015).

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

The following table sets forth changes in fair value of biological assets considering variations in significant assumptions considered in calculating the fair value of the assets:

		ThU.S.$
Discount rate	0,5	(107,133)
	-0,5	113,385
Margins (%)	10	383,069
	-10	(383,069)

The adjustment to fair value of biological assets is recorded in the Consolidated Statements of Profit or Loss, under the line item Other Income or Other Expenses, depending on whether it corresponds to profits or losses.

Forestry plantations classified as current Biological assets are those to be harvested and sold within twelve months after the reporting period.

The Company has contracted fire insurance policies for its forestry plantatios, which in conjuction with the Company’s resources, allow risks to be minimized.

Detail of Biological Assets Pledged as Security

As of December 31, 2016, there are no forestry plantations pledged as security.

Detail of Biological Assets with Restricted Ownership

As of the date of these consolidated financial statements, there are no biological assets with restricted ownership.

No significant government grants have been received.

Current and Non-Current Biological Assets

As of the date of these consolidated financial statements, the Current and Non-current biological assets are as follows:

	12-31-2016	12-31-2015
	ThU.S.$	ThU.S.$
Current	306,117	306,529
Non-current	3,592,874	3,520,068
Total	3,898,991	3,826,597

Reconciliation of carrying amount of biological assets

12-31-2016
Movement	ThU.S.$
Opening Balance	3,826,597
Changes in Biological Assets
Additions through acquisition and costs of new plantations	137,439
Sales	(1,351)
Harvest	(326,494)
Gain (losses) arising from changes in fair value less costs to sale	208,562
Increases (decreases) in Foreign Currency Translation	69,068
Loss of forest due to fires	(15,193)
Other Increases (decreases)	363

Total Changes	72,394

Closing Balance	3,898,991

12-31-2015
Movement	ThU.S.$
Opening Balance	3,846,353
Changes in Biological Assets
Additions through acquisition and costs of new plantations	215,557
Sales	(1,028)
Harvest	(299,501)
Gain (losses) arising from changes in fair value less costs to sale	210,479
Increases (decreases) in Foreign Currency Translation	(111,502)
Loss of forest due to fires	(34,850)
Other Increases (decreases)	1,089

Total Changes	(19,756)

Closing Balance	3,826,597

As of the date of these consolidated financial statements, there are no disbursements related to the acquisition of biological assets.

NOTE 21.	ENVIRONMENTAL MATTERS

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

Detail information of disbursements related to the environment

As of December 31, 2016 and December 31, 2015 Arauco has made and / or has committed the following disbursements by major environmental projects:

	12/31/2016	Disbursements undertaken 2016				Committed Disbursements
Company	Name of project	State of project	Amount ThU.S.$	Asset Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Arauco Do Brasil S.A.	Environmental improvement studies	In process	285	Assets	Property, plant and equipment	417	2017
Arauco Do Brasil S.A.	Environmental improvement studies	In process	385	Expense	Administration expenses	1,231	2017
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	1,585	Assets	Property, plant and equipment	1,396	2017
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	476	Assets	Property, plant and equipment	8,085	2018
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	611	Assets	Property, plant and equipment	20,658	2017
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	Finished	1,271	Assets	Property, plant and equipment	—	—
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	1,218	Assets	Property, plant and equipment	14,736	2018
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	51,703	Assets	Property, plant and equipment	64,450	2017
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	26,990	Expense	Operating cost	4,180	2018
Celulosa Arauco Y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	144	Assets	Property, plant and equipment	—	—
Arauco Argentina S.A	Construction emisario	In process	8	Assets	Property, plant and equipment	824	2017
Arauco Argentina S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	187	Assets	Property, plant and equipment	124	2017
Arauco Argentina S.A	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	183	Assets	Property, plant and equipment	6,112	2017
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	1,332	Expense	Operating cost	—	—
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	465	Expense	Administration expenses	—	—
Paneles Arauco S.A.	Environmental improvement studies	In process	1,217	Assets	Property, plant and equipment	304	2017
Forestal Arauco S.A. (Ex-Forestal Celco S.A.)	Environmental improvement studies	In process	643	Expense	Administration expenses	946	2017
Forestal Los Lagos S.A	Environmental improvement studies	In process	225	Expense	Operating cost	18	2017

		TOTAL	88,928			123,481

	12/31/2015	Disbursements undertaken 2015				Committed Disbursements
Company	Name of project	State of project	Amount ThU.S.$	Asset Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Arauco Do Brasil S.A.	Environmental improvement studies	In process	32	Assets	Property, plant and equipment	220	2016
Arauco Do Brasil S.A.	Environmental improvement studies	In process	220	Expense	Administration expenses	699	2016
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	2,720	Assets	Property, plant and equipment	—	—
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	2,688	Assets	Property, plant and equipment	1,057	2016
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	Finished	4,818	Assets	Property, plant and equipment	—	—
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	244	Assets	Property, plant and equipment	—	—
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	6,668	Assets	Property, plant and equipment	113,321	2017
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	Finished	27,868	Expense	Operating cost	—	—
Celulosa Arauco Y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	2,122	Assets	Property, plant and equipment	1,420	2016
Arauco Argentina S.A	Construction emisario	In process	—	Assets	Property, plant and equipment	805	2016
Arauco Argentina S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	165	Assets	Property, plant and equipment	3,952	2016
Arauco Argentina S.A	Environmental improvement studies	Finished	117	Assets	Property, plant and equipment	—	—
Arauco Argentina S.A	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	38	Assets	Property, plant and equipment	6,268	2016
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,627	Expense	Operating cost	109	2016
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	555	Assets	Property, plant and equipment	366	2016
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	720	Assets	Property, plant and equipment	—	—
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	355	Expense	Administration expenses	355	2016
Forestal Arauco S.A. (Ex-Forestal Celco S.A.)	Environmental improvement studies	In process	613	Expense	Administration expenses	783	2016
Forestal Los Lagos S.A	Environmental improvement studies	In process	206	Expense	Operating cost	208	2016

		TOTAL	51,776			129,563

NOTE 22.	NON-CURRENT ASSETS HELD FOR SALE

Arauco decided to sell assets in previous years corresponding mainly to sawmills in Chile and remains committed to its sales plan.

By the end of fiscal year 2015, Paneles Arauco S.A. decided to reclassify to Properties, plant and equipment an amount of ThU.S.$5,429, since the Escuadron, La Araucana and Remanufactura Lomas Coloradas plants were used as warehouses for finished products. These assets consisted of buildings and saw mill equipment, which were shut down in preceding years.

The following table sets forth information on the main types of non-current assets held for sale:

	12-31-2016	12-31-2015
	ThU.S.$	ThU.S.$
Land	160	217
Buildings	1,122	1,122
Property, plant and equipment	1,777	1,855
Total	3,059	3,194

As of December 31, 2016, 2015 and 2014, there were no significant effects on results related to the sale of assets held for sale.

NOTE 23.	FINANCIAL INSTRUMENTS

23.1 Classification

Arauco’s financial instruments as of December 31, 2016 and December 31, 2015, are displayed in the table below. Regarding those instruments valued at an amortized cost, as estimation of their fair value is displayed for informational purposes.

	December 2016		December 2015
Financial Instruments Thousands of dollars	Carrying amount	Fair Value	Carrying amount	Fair Value

Fair value through profit or loss (held for trading) (1)	198,582	198,582	200,034	200,034
Forward	3,166	3,166	3,245	3,245
Mutual funds (2)	195,416	195,416	196,789	196,789
Loans and Accounts Receivable	1,126,182	1,126,182	1,054,952	1,054,952
Cash and cash equivalents	396,837	396,837	303,236	303,236
Cash	149,446	149,446	143,324	143,324
Time deposits	247,391	247,391	159,912	159,912
Accounts Receivable (net)	715,883	715,883	748,592	748,592
Trade and other receivables	600,589	600,589	614,655	614,655
Lease receivable	764	764	15	15
Other receivables	114,530	114,530	133,922	133,922
Accounts receivable due from related parties	13,462	13,462	3,124	3,124
Other Financial Assets (5)	10,903	10,903	29,545	29,545

Financial Liabilities at amortized cost (3)	5,022,725	5,158,789	4,895,594	5,095,197
Bonds issued denominated in U.S. dollars	2,321,980	2,480,063	2,317,216	2,409,538
Bonds issued denominated in U.F. (4)	1,130,679	1,078,934	863,118	923,775
Bank Loans in Dollars	891,338	926,070	953,898	1,004,792
Bank borrowing denominated in U.S. dollars	23,020	23,020	43,644	43,644
Financial Leasing	113,986	108,980	127,559	123,289
Trade and other payables	537,891	537,891	583,018	583,018
Accounts payable to related parties	3,831	3,831	7,141	7,141
Financial liabilities at fair value through profit or loss	336	336	1,429	1,429
Forward	336	336	1,429	1,429
Hedging Liabilities	87,027	87,027	226,139	226,139

(1)	Assets measured at fair value through profit or loss other than mutual funds classified as cash equivalents, are presented in the line item “other financial assets” in the consolidated statements of financial position.
(2)	Although mutual funds are measured at fair value through profit or loss for purposes of the consolidated statements of financial position mutual funds are classified as “Cash and cash equivalents” due to the are highly liquid short term investment.
(3)	Financial liabilities measured at amortized cost, other than “Trade and other payables” and derivatives are presented in the consolidated statements of financial position in the line item “Other financial liabilities” as current and non-current based on their maturity.
(4)	The Unidad de Fomento (“UF”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index.
(5)	Includes guarantee fund for derivatives which correspond to the collateral under swap agreements.

23.2 Fair Value Hierarchy of Financial Assets and Liabilities

The assets and liabilities measured at fair value in the consolidated statements of financial position as of December 31, 2016, have been measured based on the valuation methodologies provided in IAS 39. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

•	Level 1: Securities or quoted prices in active markets for identical assets and liabilities

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

Financial Instruments Thousands of dollars	Fair Value December 2016 ThU.S.$	Fair value
		Level 1 ThU.S.$	Level 2 ThU.S.$	Level 3 ThU.S.$
Fair value through profit or loss (held for trading)
Derivatives	3,166		3,166
Mutual Funds	195,416	195,416
Other financial assets	10,903	2,245	8,657
Financial liabilities measured at amortized cost
Bonds issued denominated in U.S. dollars	2,480,063	2,480,063
Bonds issued denominated in U.F.	1,078,934	1,078,934
Bank loans in dollars	926,070		926,070
Bank borrowing denominated in U.S. dollars	23,020		23,020
Financial leasing	108,980		108,980
Financial liabilities at fair value through profit or loss	336		336
Hedging liabilities	87,027		87,027

23.3 Explanation of the valuation of Financial Instruments.

Cash and cash equivalent and accounts receivable

The carrying amount of accounts receivable, cash and cash equivalents (including mutual funds), and other financial assets and liabilities approximate their fair value due to the short-term nature of such instruments.

Derivative financial instruments

Interest rate and currency swaps are valued under the cash flow discount method at the rate applicable according to the transaction’s risk, using an internal methodology based on the information obtained from Bloomberg. In this particular case, given that cross currency swaps correspond to future flows in UF and future flows in Dollars, Arauco calculates the current value of such flows by using 2 discount curves: the UF zero coupon curve and the Dollar zero coupon.

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

The fair value of bank borrowings and financial leases were determined based on discounted cash flow analysis, applying the corresponding discount yield curves to the remaining term to maturity.

Disclosures of the fair value of financial liabilities at amortized cost are determined via the use of discounted cash flows, calculated over variables of the observable markets as of the date of informing the consolidated financial statements, and correspond to Level 2 of the fair value hierarchy.

The following table sets forth a reconciliation between the financial liabilities and the consolidated statements of financial position as of December 31, 2016 and 2015:

Thousands of dollars	December 2016
	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 13 months to 5 years	More than 5 years	Other non- current financial liabilities, Total	Total
Bonds obligations	51,874	409,102	460,976	1,233,603	1,758,079	2,991,682	3,452,658
Bank borrowing	134,140	61,483	195,623	626,384	92,351	718,735	914,358
Financial Leasing	9,534	30,866	40,400	73,586	—	73,586	113,986
Swap and Forward	453	—	453	86,911	—	86,911	87,364

Other Financial Liabilities, Total (a)	196,001	501,451	697,452	2,020,484	1,850,430	3,870,914	4,568,366

Thousands of dollars	December 2016
	Up to 90 days	From 91 days to 1 year	Total Current	From 13 months to 5 years	More than 5 years	Total non- current	Total
Trade and other payables	511,371	26,520	537,891	—	—	—	537,891
Related party payables	3,831	—	3,831	—	—	—	3,831

Accounts Payable, Total (b)	515,202	26,520	541,722	—	—	—	541,722

Total Financial Liabilities (a) + (b)	711,203	527,971	1,239,174	2,020,484	1,850,430	3,870,914	5,110,088

Thousands of dollars	December 2015
	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 13 months to 5 years	More than 5 years	Other non- current financial liabilities, Total	Total
Bonds obligations	49,357	5,836	55,193	1,179,558	1,945,583	3,125,141	3,180,334
Bank borrowings	126,795	72,948	199,743	648,017	149,782	797,799	997,542
Financial leasing	9,301	27,561	36,862	90,697	—	90,697	127,559
Swap and Forward	4,240	—	4,240	223,328	—	223,328	227,568

Other Financial Liabilities, Total (a)	189,693	106,345	296,038	2,141,600	2,095,365	4,236,965	4,533,003

Thousands of dollars	December 2015
	Up to 90 days	From 91 days to 1 year	Total Current	From 13 months to 5 years	More than 5 years	Total non- current	Total
Trade and other payables	583,018	—	583,018	—	—	—	583,018
Related party payables	7,141	—	7,141	—	—	—	7,141

Accounts Payable, Total (b)	590,159	—	590,159	—	—	—	590,159

Total Financial Liabilities (a) + (b)	779,852	106,345	886,197	2,141,600	2,095,365	4,236,965	5,123,162

23.4 Derivative Instruments

Hedging instruments recorded as of December 31, 2016 and 2015 are cash flow hedges. Arauco uses derivatives for hedging purposes, such as cross currency swaps, currency and commodity forwards, interest rate swaps, and options. Depending on the fair value of each instrument, the position could be either an asset or a liability, and they are listed in the Statements of Financial Position under Other Non-current Financial Assets or Other Non-current Financial Liabilities, respectively. The effects for the period are presented under Equity as Other Comprehensive Income or the Statements of Comprehensive Income as Finance Income or Finance Costs, net of differences in exchange rate of the hedged items and the deferred tax.

A summary of the derivative financial instruments included in the Statements of Financial Position as of the end of this period, is presented below:

Financial Instruments	2016 Fair Value ThU.S.$
Assets at fair value through profit or loss (held for trading)	3,166
Derivative-Uruguay (1)	3,159
Forward-Colombia	7
Hedging Assets	8,658
Derivative-Uruguay (1)	2,029
Cross Currency Swaps	6,629
Financial liabilities at fair value through profit or loss	(336)
Forward-Colombia	(267)
Derivative-Uruguay (1)	(69)
Hedging Liabilities	(87,027)
Cross Currency Swaps	(86,895)
Derivative-Uruguay (1)	(132)

(1)	Include Swap and Forward from Uruguay tables.

Financial Instruments	2015 Fair Value ThU.S.$
Assets at fair value through profit or loss (held for trading)	3,245
Forward-Colombia	238
Forward-Argentina	2,828
Forward-Uruguay (1)	179
Financial liabilities at fair value through profit or loss	(1,429)
Forward-Colombia	(21)
Forward-Uruguay (1)	(1,408)
Hedging Liabilities	(226,139)
Cross Currency Swaps	(205,618)
Forward-Uruguay (1)	(3,677)
Zero Cost Collar	(16,844)

(1)	Include Swap and Forward from Uruguay tables.
(2)	Interest Rate Swap from Uruguay by ThU.S.$211 are in “Other Financial Assets”.

23.4.1.1. Chile

Cross currency swaps

Arauco is exposed to the risk of variability in cash flows from changes in foreign exchange rates and inflation, mainly due to balances of assets denominated in U.S. Dollars and other currencies differente from the functional currency, which causes mismatches that could affect operating results.

Below are the cross currency swaps that Arauco has as of December 31, 2016 and 2015 to cover the exposure to the exchange rate risk generated from bonds denominated in UF:

Bond	Institution	Amount U.S.$	Amount UF	Starting date	Ending date	Market Value ThU.S.$ 2016	Market Value ThU.S. 2015
F	Deutsche—U.K.	43,618,307	1,000,000	10/30/2011	10/30/2021	(4,703)	(10,315)
F	JP Morgan—N.A.	43,618,307	1,000,000	10/30/2011	10/30/2021	(4,584)	(10,171)
F	Deutsche—U.K.	37,977,065	1,000,000	04/30/2014	04/30/2019	1,782	(2,770)
F	BBVA—Chile	38,426,435	1,000,000	10/30/2014	04/30/2023	558	(5,060)
F	BBVA—Chile	38,378,440	1,000,000	10/30/2014	04/30/2023	908	(4,658)
F	Santander—Chile	37,977,065	1,000,000	10/30/2014	04/30/2023	1,427	(4,122)
F	BCI—Chile	37,621,562	1,000,000	10/30/2014	04/30/2023	1,952	(3,570)
J	Corpbanca—Chile	42,864,859	1,000,000	09/01/2010	09/01/2020	(5,505)	(11,093)
J	BBVA—Chile	42,864,859	1,000,000	09/01/2010	09/01/2020	(5,505)	(11,093)
J	Deutsche—U.K.	42,864,859	1,000,000	09/01/2010	09/01/2020	(5,590)	(11,199)
J	Santander—Spain	42,873,112	1,000,000	09/01/2010	09/01/2020	(5,463)	(11,039)
J	BBVA—Chile	42,864,257	1,000,000	09/01/2010	09/01/2020	(5,318)	(10,860)
P	Corpbanca—Chile	46,474,122	1,000,000	05/15/2012	11/15/2021	(6,355)	(11,785)
P	JP Morgan—N.A.	47,163,640	1,000,000	11/15/2012	11/15/2021	(6,157)	(11,413)
P	BBVA—Chile	42,412,852	1,000,000	11/15/2013	11/15/2023	(2,548)	(7,916)
P	Santander—Chile	41,752,718	1,000,000	11/15/2013	11/15/2023	(1,591)	(6,925)
P	Deutsche—U.K.	41,752,718	1,000,000	11/15/2013	11/15/2023	(1,564)	(6,894)
R	Santander—Chile	128,611,183	3,000,000	10/01/2014	04/01/2024	(13,815)	(29,995)
R	JP Morgan—U.K.	43,185,224	1,000,000	10/01/2014	04/01/2024	(4,039)	(9,320)
R	Corpbanca—Chile	43,277,070	1,000,000	10/01/2014	04/01/2024	(4,026)	(9,292)
Q	BCI—Chile	43,185,224	1,000,000	10/01/2014	04/01/2021	(3,524)	(8,121)
Q	BCI—Chile	43,196,695	1,000,000	10/01/2014	04/01/2021	(3,443)	(8,007)
S	Santander—Chile	201,340,031	5,000,000	11/15/2016	11/15/2026	(3,165)	—

						(80,266)	(205,618)

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

23.4.1.2 Zero Cost Collars

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

Contracts held by Arauco as of December 31, 2015 are presented in the following table:

Commodity	Institution	Amount ThU.S.$	Unit	Starting date	Ending date	Market Value ThU.S.$
Fuel Oil N°6	JP Morgan—U.K.	674	Thousands Bbl.	01/01/2015	12/31/2015	(1,017)
Diesel	JP Morgan—U.K.	29,465	Thousands Gall.	06/01/2015	05/31/2016	(9,236)
Fuel Oil N°6	JP Morgan—U.K.	337	Thousands Bbl.	01/01/2016	06/30/2016	(6,591)

						(16,844)

23.4.2. Colombia

Forward contracts that are in force and effect, executed by Arauco Colombia as of December 31, 2016 and 2015, are detailed in the following table:

2016

Exchange rate	Institution	Amount ThU.S.$	Starting date	Ending date	Market Value ThU.S.$
USDCOP	BBVA Colombia	5,000	10/28/2016	1/11/2017	7
USDCOP	BBVA Colombia	4,000	11/18/2016	2/9/2017	(255)
USDCOP	BBVA Colombia	7,000	12/13/2016	3/10/2017	(12)

					(260)

2015

Exchange rate	Institution	Amount ThU.S.$	Starting date	Ending date	Market Value ThU.S.$
USDCOP	Corpbanca Colombia	4,000	11/11/2015	02/01/2016	238
USDCOP	BBVA Colombia	9,000	12/03/2015	03/01/2016	(21)

					217

23.4.3. Argentina

Below, you will find the valuation of the forward contract in force and effect, as of December 31, 2015:

Exchange rate	Institution	Amount ThU.S.$	Starting date	Ending date	Market Value ThU.S.$
USDARG	BBVA Banco Frances	8,606	09/08/2015	05/31/2016	2,828

					2,828

23.4.4. Uruguay

Forward

As of December 31, 2016 and 2015, Arauco Uruguay maintains the following forward contracts in force and effect for the purposes of ensuring an exchange rate for sale of dollars:

2016

Exchange rate	Institution	Notional ThU.S.$	Market Value ThU.S.$
UYUUSD	Banco Santander Uy	16,600	1,633
UYUUSD	Citibank U.K.	3,200	150
UYUUSD	HSBC Uruguay	10,750	1,256

			3,039

2015

Exchange rate	Institution	Notional ThU.S.$	Market Value ThU.S.$
USDUYU	Citibank Uruguay	4.500	(148)
USDUYU	Banco Santander Uruguay	33.000	(579)
USDUYU	JPMorgan Chase Bank, N.A.	2.000	3
USDUYU	Citibank U.K.	4.410	(43)
USDUYU	HSBC Uruguay	14.350	(45)

			(812)

In addition, Arauco Uruguay maintains an Interest Rate Swap in force and effect, a derivative instrument which purpose is to set the interest rate of a variable rate debt in the same currency (USD). The valuation off this instrument as of December 31, 2015, is shown below:

Entity	Exchange rate	Institution	Notional ThU.S.$	Market Value ThU.S.$
CEPP	USD	DNB Bank ASA	135,034	211

Arauco Uruguay’s profits and losses also face exposure to the price variation of certain fuels, as occurs with Fuel Oil N°6, which is used during the cellulose manufacturing process. In order to minimize this risk, the volatility of future flows associated to the purchase of Fuel Oil No. 6 for years 2016, 2017 and part of 2018 has been limited, through forwards of this commodity. The agreements that are in force and effect as of December 31, 2016 and 2015, are detailed below:

2016

Exchange rate	Institution	Notional ThU.S.$	Market Value ThU.S.$
Fuel Oil N°6	JPMorgan Chase Bank, N.A.	5,508	1,059
Fuel Oil N°6	DNB Bank ASA	2,661	156
Fuel Oil N°6	Citibank U.K.	378	83

			1,298

2015

Exchange rate	Institution	Notional ThU.S.$	Market Value ThU.S.$
Fuel Oil N°6	JPMorgan Chase Bank, N.A.	13,374	(3,057)
Fuel Oil N°6	DNB Bank ASA	5,771	(1,038)

			(4,095)

Swap

In addition, Arauco Uruguay´s maintains an Interest Rate Swap in force and effect, a derivative instrument which purpose is to set the interest rate of a variable rate debt in the same currency (USD). The valuation off this instrument as of December 31, 2016, is shown below:

Exchange rate	Institution	Notional ThU.S.$	Market Value ThU.S.$
USD	DNB Bank ASA	59,077	650

23.5 Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. In the consolidated statements of financial position they are included in line items “Cash and cash equivalents” (certain components of cash and cash equivalents), “Trade and Other Current/Non-Current Receivables” and “Accounts receivable due from related parties”.

Loans and receivables are measured at amortized cost using the effective interest method and are tested for impairment. Financial assets that are classified as loans and receivables are: cash and cash-equivalents, time deposits, repurchase agreements, trade and other current/non-current receivables, and accounts receivable due from related parties.

As of December 31, 2016 and 2015, there are provisions for impairment for ThU.S.$ 16,644 and ThU.S.$ 19,860, respectively.

	December 2016 ThU.S.$	December 2015 ThU.S.$
Loans and Accounts Receivable	1,126,182	1,054,952
Cash and cash equivalents	396,837	303,236
Cash	149,446	143,324
Time Deposits	247,391	159,912
Trade and other receivables (net)	729,345	751,716
Trade and Other receivables	600,589	614,655
Lease receivable	764	15
Other receivables	114,530	133,922
Accounts receivable due from related parties	13,462	3,124

23.5.1. Cash and Cash Equivalents

Includes cash on hand, bank checking account balances and time deposits and other short term highly liquid investments with an original maturity of three months or less. They are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

The composition of cash and cash equivalents (including the balance of mutual funds displayed in this note as valuation, instruments at fair value with profit or loss) at December 31, 2016 and December 31, 2015, classified by origin coins is as follow:

	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$
Cash and Cash Equivalents	592,253	500,025
US Dollar	524,426	388,818
Euro	2,357	2,501
Other currencies	55,069	65,228
Chilean pesos	10,401	43,478

23.5.2 Time Deposits and Repurchase Agreements: The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are authorized by Arauco’s Investment Policy, which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

23.5.3 Trade and Other Receivables: These represent enforceable rights for Arauco resulting from the normal course of the business.

23.5.4 Other Receivables: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

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

23.5.5 Accounts receivable due from related parties: Represent enforceable rights for Arauco resulting from the normal course of business, calling normal to the line of business, activity or purpose of exploitation and financing, and which Arauco owns a non-controlling ownership of the counterparty.

The following table sets forth trade and other current/non-current receivables classified by currencies as of December 31, 2016 and December 31, 2015:

	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$
Trade and other current receivables	701,610	733,322
US Dollar	489,056	507,032
Euros	26,544	27,595
Other currencies	77,907	75,082
Chilean pesos	106,681	123,056
U.F.	1,422	557

Accounts receivable due from related parties, current	12,505	3,124
US Dollar	274	21
Other currencies	726	995
Chilean pesos	10,548	2,108
U.F.	957	—

Trade and other non-current receivables	14,273	15,270
US Dollar	6,895	9,976
Other currencies	527	729
Chilean pesos	5,753	3,145
U.F.	1,098	1,420

Accounts receivable due from related parties, non current	957	—
U.F.	957	—
23.6 Total Financial Liabilities

Arauco’s financial liabilities to the date of these consolidated financial statements are as follows :

Financial Liabilities	December 2016 ThU.S.$	December 2015 ThU.S.$
Total Financial Liabilities	5,110,088	5,123,162
Financial liabilities at fair value through profit or loss (held for trading)	336	1,429
Hedging Liabilities	87,027	226,139
Financial Liabilities Measured at Amortized Cost	5,022,725	4,895,594

The following table sets forth the current portion of the non-current bank borrowings and debt issued as of December 31, 2016 and 2015.

	December 2016 ThU.S.$	December 2015 ThU.S.$
Bank borrowings - current portion	88,028	85,885
Bonds issued - current portion	62,506	55,193
Total	150,534	141,078

23.7 Financial Liabilities Measured at Amortized Cost

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

At the end of each reporting period, Arauco includes in this category bank borrowings, bonds issued denominated in U.S. Dollars and in UF, trade and other payables.

	Currency	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$
		Amortized Cost		Fair Value
Total Financial Liabilities		5,022,725	4,895,594	5,158,789	5,095,197
Bonds Issued	U.S. Dollar	2,321,980	2,317,216	2,480,063	2,409,538
Bonds Issued	U.F.	1,130,679	863,118	1,078,934	923,775
Bank borrowings	U.S. Dollar	891,338	953,898	926,070	1,004,792
Bank borrowings	Other currencies	23,020	43,644	23,020	43,644
Financial Leasing	U.F.	98,316	113,580	94,052	109,796
Financial Leasing	Chilean pesos	15,670	13,979	14,928	13,493
Trade and Other Payables	U.S. Dollar	150,162	174,469	150,162	174,469
Trade and Other Payables	Euro	13,034	8,808	13,034	8,808
Trade and Other Payables	Other currencies	70,736	70,303	70,736	70,303
Trade and Other Payables	Chilean pesos	285,359	324,361	285,359	324,361
Trade and Other Payables	U.F.	18,600	5,077	18,600	5,077
Related party payables	U.S. Dollar	1,968	962	1,968	962
Related party payables	Chilean pesos	1,863	6,179	1,863	6,179

The financial liabilities at amortized cost presented in the consolidated statements of financial positions as of December 31, 2016 and 2015 are as follows:

	December 2016
	Current ThU.S.$	Non-Current ThU.S.$	Total
Other financial liabilities	697,000	3,784,003	4,481,003
Trade and other payables	537,891	—	537,891
Related Party Payables	3,831	—	3,831
Total Financial Liabilities Measured at Amortized Cost	1,238,722	3,784,003	5,022,725

	December 2015
	Current ThU.S.$	Non-Current ThU.S.$	Total
Other financial liabilities	291,798	4,013,637	4,305,435
Trade and other payables	583,018	—	583,018
Related Party Payables	7,141	—	7,141
Total Financial Liabilities Measured at Amortized Cost	881,957	4,013,637	4,895,594

23.8 Cash Flow Hedges Reserve Reconciliation

The following table sets forth the reconciliation balances of cash flow hedges presented in Other Comprehensive Income:

	January - December
	2016	2015	2014
	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	(55,396)	(53,022)	(21,507)
Gains (losses) on cash flow hedges	84,045	11,859	(43,228)
Recycle of cash flow hedges to profit or loss	(10,198)	(16,122)	949
Income tax	(20,055)	(1,738)	10,963
Recycle of income tax	2,700	3,627	(199)
Closing balance	1,096	(55,396)	(53,022)

23.9 Capital Disclosures

23.9.1 Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco’s policies on capital management have the objective of:

a)	Ensuring business continuity and normal operations in the long term;
b)	Ensuring funding for new investments to achieve sustainable growth over time;
c)	Keeping adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and
d)	Maximizing the Company’s value and providing an adequate return to shareholders.

23.9.2 Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings and bonds issued).

23.9.3 Quantitative Information on Capital Management

The following table sets forth the financial covenants that the Company has to comply with as part of the terms of certain of its obligations:

Instrument	December 2016 ThU.S.$	December 2015 ThU.S.$	Interest coverage >= 2,0x		Debt level (1) <= 1,2x
Domestic bonds (Chile)	1,130,679	863,118		N/R	Ö
Syndicate Loan	298,967	298,316	Ö		Ö

N/R: Not required for the financial obligation

(1)	Debt to equity ratio (financial debt divided by equity plus non-controlling interests)

As of December 31, 2016 and December 31, 2015, Arauco has complied with all of its financial covenants.

The following table sets forth the credit ratings of our debt instruments as of December 31, 2016, are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local bonds	—	AA -	—	AA -
Foreign bonds	BBB -	BBB	Baa3	—

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

The capitalization of Arauco as of December 31, 2016 and December 31, 2015 is as follows:

	December 2016 ThU.S.$	December 2015 ThU.S.$
Equity	6,999,283	6,646,445
Bank borrowings	914,358	997,542
Financial leasing	113,986	127,559
Bonds issued	3,452,659	3,180,334

Capitalization	11,480,286	10,951,880

23.10 Risk Management

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

23.10.1 Type of Risk: Credit Risk

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

Accounts exposed to credit risk are: trade receivable, financial lease debtors and other debtors.

Arauco does not have a securitized portfolio.

	December 2016 ThU.S.$	December 2015 ThU.S.$
Current Receivables

Trade receivables	598,597	614,623
Financial lease receivables	411	9
Other Debtors	102,602	118,690
Net subtotal	701,610	733,322

Trade receivables	609,102	625,201
Financial lease receivables	512	125
Other Debtors	108,640	127,856
Gross subtotal	718,254	753,182

Provision for doubtful trade receivables	10,505	10,578
Provision for doubtful lease receivables	101	116
Provision for doubtful other debtors	6,038	9,166
Subtotal Bad Debt	16,644	19,860

Non-Current Receivables

Trade receivables	1,992	32
Financial lease receivables	353	6
Other Debtors	11,928	15,232
Net Subtotal	14,273	15,270

Trade receivables	1,992	32
Financial lease receivables	353	6
Other Debtors	11,928	15,232
Gross subtotal	14,273	15,270

Provision for doubtful trade receivables	—	—
Provision for doubtful lease receivables	—	—
Provision for doubtful other debtors	—	—
Subtotal Bad Debt	—	—

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

The Credit and Collections Sub-Division, dependent from the Treasury Division, is the area entrusted with minimizing the credit risk of the accounts receivable, supervising the delinquency of the accounts. The regulations and procedures applicable for the control and administration of the Arauco Group can be found in the Corporate Credit Policy.

As of December 31, 2016, Arauco’s balance for commercial Debtors was ThU.S.$ 609,102 of which, according to the agreed sales conditions, 54.3% corresponded to sales on credit (open account), 40.82% to sales with letters of credit and 4.88% to other types of sales, distributed in 2,274 debtors. The client with the largest Open Account debt represented 2.14% of the total accounts receivable as of that date.

Below we provide detail regarding accounts receivable, classified in tranches.

December 31, 2016

Age of trade receivables

Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S.$	562,386	31,106	257	881	39	18	21	11	64	14,319	609,102
%	92.33%	5.11%	0.04%	0.14%	0.01%	0.00%	0.00%	0.00%	0.01%	2.36%	100%

December 31, 2015
Age of trade receivables

Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S.$	571,499	18,927	2,303	2,332	363	168	1,102	1,413	1,444	25,650	625,201
%	91.41%	3.03%	0.37%	0.37%	0.06%	0.03%	0.18%	0.23%	0.23%	4.10%	100%

Arauco does not conduct rescheduling or renegotiations with its clients that imply an amendment to the maturity of the invoices and, should it be necessary, any debt renegotiation with a client shall be analyzed on a case-by-case basis and subjected to the approval of the Corporate Finance Division.

Regarding the provisions from non-enforceable accounts, below we provide detail for the movements as of December 31, 2016, 2015 and 2014:

	12-31-2016	12-31-2015	12-31-2014
	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	(19,860)	(18,520)	(15,839)
Impairment losses recognized on receivables	(3,950)	(3,072)	(2,940)
Reversal of impairment losses	7,166	1,732	259
Closing balance	(16,644)	(19,860)	(18,520)

Currently there is a policy for provisions for doubtful accounts receivable under IFRS for all the Arauco group companies.

Explanation regarding the Sales Risk with Letters of Credit

The sales with letters of credit mainly occur in markets in Asia and the Middle East. Periodically, a credit assessment is conducted regarding the banks that issue the letters of credit with the purpose of obtaining their score over the basis of risk-qualification ratings, country-specific risk and financial statements. The decision of approving the issuing bank or asking for confirmation of the letter of credit is made in consideration to this assessment.

Explanation of the Sales Risk with Credit Line

Sales on credit are subject to the credit limit for each customer. The approval or rejection of a credit limit for all term sales is conducted by the Corporate Credit Sub-Division, as well as by the Credit and Collections area for North America, Brazil and Argentina, which report to the Corporate Finance Division. The regulations and procedures applicable for the correct control and risk management over the sales on credit are ruled by the Credit Policy.

A procedure that must be applied by all the companies of the Arauco group has been established for the approval and/or modification of client credit lines. Credit line requests are entered to the SAP that analyzes all available information. Afterwards, the same are either approved or rejected in each one of the internal committees of each company belonging to the Arauco group, depending on the maximum amount authorized by the Credit Policy. Lines of credit are renewed during this internal process on a yearly basis.

All sales are automatically controlled by a credit verification system, which has been configured to block any orders from clients who are delinquent in a given percentage of a debt and/or from clients whose line of credit, as of the time of the product’s shipping, has been exceeded or is overdue.

In order to minimize the credit risk for term or Open Account sales, it is Arauco’s policy to take out insurance to cover the export sales of companies Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Forestal Arauco S.A., and Arauco do Brasil S.A., as well as the domestic sales of Arauco México S.A. de C.V., Arauco Wood Inc, Arauco Colombia S.A., Arauco Perú S.A., Arauco Panels USA LLC, Flakeboard Company Ltd., Flakeboard America Ltd., Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Arauco Florestal Arapoti, Arauco Forest Brasil S.A. and Arauco do Brasil S.A. Arauco works with credit insurance company Continental (AA- rating, as per risk rating companies Humphreys and Fitch Ratings). In order to cover the export sales and domestic sales of Arauco Argentina S.A., the preferred credit insurance company is Insur (a subsidiary of Continental in Argentina). Both companies grant a 90% coverage over the amount of each invoice, without deductibles, for registered clients and of 80% for non-registered clients. (Non-registered clients are those whose lines range between ThU.S.$ 5 and ThU.S.$ 50 (equivalent currency of their invoicing) of the local sales of companies Arauco Perú S.A., Arauco Colombia S.A., Arauco México S.A. de C.V., Arauco Do Brasil S.A., Arauco Argentina S.A. and Maderas Arauco S.A. Lines in excess of the aforesaid amounts correspond to registered clients.

As another way of minimizing risk and supporting a line of credit approved by the Credit Committee, Arauco holds guarantees such as mortgages, pledges, Standby letters of credit, bank performance bonds, checks, promissory notes, loans or any other that could be required under the laws of each country. The total amount held in guarantees amounts to US$99.5 million, effective as of December 2016, as summarized in the following chart. The procedure for guarantees is regulated by Arauco’s Policy on Guarantees, whose purpose is to control their accounting, due date and custody.

Guarantees Arauco Group (ThU.S.$)
Guarantees Debtors (received from clients)
Certificate of deposits	15,159	15.2%
Standby	6,872	6.9%
Promissory notes	63,464	63.8%
Finance	3,057	3.1%
Mortgage	8,298	8.3%
Pledge	2,433	2.4%
Promissory notes	200	0.2%
Total Guarantees	99,483	100.0%

The maximum exposure to credit risk is limited to the value at amortized cost of the Debtors’ account for sales registered as of the date of this report, minus the percentage of sales insured by the aforementioned credit insurance companies and the guarantees granted in favor of Arauco.

In summary, the open account debt covered by the various insurance policies and guarantees amounts to 98.8% and, therefore, Arauco’s portfolio exposure amounts to 1.2%.

Secured Open Accounts Receivable	ThU.S.$	%
Total open accounts receivable	330,754	100.0%
Secured receivables (*)	326,785	98.8%
Unsecured receivables	3,969	1.2%

(*)	Insured Debt is deemed to be the portion of accounts receivable that is covered by a credit company or by guarantees such as standby letters of credit, mortgages, performance bonds, among others

Investment Policy:

Arauco has an Investment Policy which identifies and limits the financial instruments and the entities into which the Arauco companies, in particular Celulosa Arauco y Constitucion S.A., are authorized to invest. The Company’s Treasury Department is centralized with operations in Chile. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long term debt subscriptions. Exceptions to this rule are specific investments made through other companies where authorization is required from the Chief Financial Officer.

For financial instruments, the only permitted investments are fixed income investments with adequate liquidity. Each instrument has defined classifications and limits, depending on duration and type of issuer.

Regarding intermediaries (such as banks, securities brokers and dealers of mutual funds that are bank affiliates), a scoring methodology is used to determine the relative degree of risk of each intermediary based on their financial position and assign score points that result in a credit risk rating to each intermediary. Arauco uses this scoring system to determine its investment limits for each intermediary.

The required information to evaluate the various criteria are obtained from published financial statements from the banks under evaluation and from the credit risk ratings of short and long term debt securities obtained from rating agencies authorized by the Superintendence of Banks and Financial Institutions (Fitch Ratings Chile, Humphreys and Feller Rate).

The criteria evaluated are: Capital and Reserves, Current Ratio, Return on equity, Net Income to Operating income Ratio, Debt to Equity Ratio and the Credit Risk rating of each entity.

Any necessary exceptions regarding investment limits in each particular instrument or entity must have the authorization from Arauco’s Chief Financial Officer.

23.10.2 Type of Risk: Liquidity Risk

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

The following tables detail Arauco’s liquidity analysis for its financial liabilities as of December 30, 2016 and December 31, 2015. The tables have been drawn up based on the contractual undiscounted cash outflows and their remaining contractual maturities:

December 31, 2016

				Maturity							Total
Tax ID	Name	Currency	Name - Country Loans with banks	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	—	36	302,242	—	—	—	—	36	302,242	1.63%	1.63%
—	Arauco Argentina S.A.	U.S. Dollar	Banco Galicia- Argentina	5,031	—	—	—	—	—	—	5,031	—	2.00%	2.00%
—	Arauco Argentina S.A.	Argentine Pesos	Banco Macro- Argentina	11	29	—	—	—	—	—	40	—	15.25%	15.25%
—	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank	1,178	1,027	2,450	2,387	2,324	2,256	4,302	2,205	13,719	Libor + 2.05%	Libor + 2.05%
—	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank	2,990	2,782	5,997	5,830	5,664	—	—	5,772	17,491	Libor + 1.80%	Libor + 1.80%
—	Zona Franca Punta Pereira	U.S. Dollar	BBVA	16,176	—	—	—	—	—	—	16,176	—	3.23%	Libor + 2%
—	Zona Franca Punta Pereira	U.S. Dollar	Citibank	—	2,501	—	—	—	—	—	2,501	—	2.95%	Libor + 1.75%
—	Zona Franca Punta Pereira	U.S. Dollar	Scotiabank	2,501	—	—	—	—	—	—	2,501	—	1.60%	1.60%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Banco Interamericano de Desarrollo	4,768	4,143	9,895	9,637	9,379	9,096	17,371	8,911	55,378	3.30%	Libor + 2.05%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Banco Interamericano de Desarrollo	12,104	11,237	24,249	23,568	22,888	—	—	23,341	70,705	3.05%	Libor + 1.80%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Finnish Export Credit	25,474	20,774	43,915	44,538	45,209	45,882	70,166	46,248	249,710	3.20%	3.20%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Dnb Nor Bank	89	—	—	—	—	—	—	89	—	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco Republica Oriental de Uruguay	24,733	12,563	—	—	—	—	—	37,296	—	Libor + 1.75%	Libor + 1.75%
—	Eufores S.A.	U.S. Dollar	Citibank	5	—	—	—	—	—	—	5	—	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco HSBC- Uruguay	1,202	—	—	—	—	—	—	1,202	—	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco Itau -Uruguay	10,135	5,003	—	—	—	—	—	15,138	—	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Heritage	1,351	—	—	—	—	—	—	1,351	—	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco Santander	22,735	—	—	—	—	—	—	22,735	—	Libor + 2.00%	Libor + 2.00%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco ABC - Brazil	7	18	—	—	—	—	—	25	—	2.50%	2.50%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Itau	2,713	321	—	—	—	—	—	3,034	—	9.50%	9.50%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Votorantim	13	25	—	—	—	—	—	38	—	5.50%	5.50%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Santander	2	46	100	100	57	7	—	48	264	9.34%	9.34%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Itau	2	6	1	—	—	—	—	8	1	2.50%	2.50%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Itau	13	38	51	4	—	—	—	51	55	3.50%	3.50%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Bradesco	11	33	44	37	—	—	—	44	81	6.00%	6.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Bradesco	400	—	—	—	—	—	—	400	—	8.75%	8.75%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Votorantim	17	—	—	—	—	369	369	17	738	5.00%	5.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	22	66	88	22	—	—	—	88	110	6.00%	6.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	8	21	27	27	27	11	—	29	92	10.00%	10.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	1	16	16	16	8	—	—	17	40	9.00%	9.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	5	18	30	30	19	8	—	23	87	9.22%	9.22%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bradesco	20	57	77	23	—	—	—	77	100	5.91%	5.91%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Alfa	—	5	9	9	9	5	—	5	32	7.94%	7.94%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Alfa	—	12	23	23	23	11	—	12	80	11.30%	11.30%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Itau - Brazil	4	12	1	2	—	—	—	16	3	2.50%	2.50%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Votorantim - Brazil	195	520	694	405	—	327	327	715	1,753	8.59%	8.59%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim -Brazil	35	101	134	78	—	—	—	136	212	7.44%	7.44%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bndes Subcrédito A-B-D	4	—	—	—	114	460	346	4	920	9.82%	9.82%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Bndes Subcrédito C	4	—	—	—	24	144	120	4	288	7.05%	7.05%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Santander	1	32	—	—	—	—	—	33	—	9.32%	9.32%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco John Deere	62	41	41	32	10	—	—	103	83	6.00%	6.00%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito E-I	23	—	758	3,030	2,272	—	—	23	6,060	8.91%	8.91%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito F-J	16	—	454	1,818	1,363	—	—	16	3,635	9.91%	9.91%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollar	Bndes Subcrédito G-K	60	—	339	2,037	1,697	—	—	60	4,073	7.05%	7.05%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito H-L	19	—	504	2,020	1,514	—	—	19	4,038	11.11%	11.11%

			Total	134,140	61,483	392,139	95,673	92,601	58,576	93,001	195,623	731,990

December 31, 2016

				Maturity							Total
Tax ID	Name	Currency	Name - Country Bonds	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	—	1,931	11,587	29,091	27,486	33,383	180,490	1,931	282,037	4.24%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-J	2,115	—	6,344	6,344	203,030	—	—	2,115	215,718	3.23%	3.22%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-P	—	996	7,794	7,794	7,794	7,794	242,571	996	273,747	3.96%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-Q	586	9,839	21,758	21,172	20,586	10,073	—	10,425	73,589	2.96%	2.98%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-R	1,755	—	7,022	7,022	7,022	7,022	290,572	1,755	318,660	3.57%	3.57%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-S	—	600	4,695	4,695	4,695	4,695	210,785	600	229,565	2.44%	2.89%
—	Arauco Argentina S.A.	U.S. Dollar	Bono 144 A - Argentina	—	270,787	—	—	—	—	—	270,787	—	6.39%	6.38%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2019	15,205	—	36,250	534,254	—	—	—	15,205	570,504	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2nd Emission	2,734	124,949	—	—	—	—	—	127,683	—	7.50%	7.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	8,889	—	20,000	20,000	20,000	406,926	—	8,889	466,926	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2022	11,215	—	23,750	23,750	23,750	23,750	504,895	11,215	599,895	4.77%	4.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2024	9,376	—	22,500	22,500	22,500	22,500	569,625	9,376	659,625	4.52%	4.50%

			Total	51,875	409,102	161,700	676,622	336,863	516,143	1,998,938	460,977	3,690,266

December 31, 2016

				Maturity							Total
Tax ID	Name	Currency	Name - Country Lease	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
85.805.200-9	Forestal Arauco S.A.	UF	Banco Santander	237	1,616	—	1,179	—	1,201	—	1,853	2,380	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco Scotiabank	1,571	4,970	—	7,731	—	4,259	—	6,541	11,990	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco Estado	645	2,008	—	5,092	—	2,035	—	2,653	7,127	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco de Chile	3,294	10,861	—	16,861	—	8,906	—	14,155	25,767	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco BBVA	1,673	5,030	—	4,663	—	183	—	6,703	4,846	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco Credito e Inversiones	982	2,994	—	7,501	—	2,824	—	3,976	10,325	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Santander	46	138	—	61	—	—	—	184	61	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Chile	439	1,317	—	2,418	—	929	—	1,756	3,347	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Credito e Inversiones	647	1,932	—	5,053	—	2,690	—	2,579	7,743	—	—

			Total	9,534	30,866	—	50,559	—	23,027	—	40,400	73,586

As part of the policy of Arauco, it considers compliance with all Accounts Payable, whether with related (see Note 13) or third parties , within a period not exceeding 30 days.

December 31, 2015				Maturity							Total
Tax ID	Name	Currency	Name - Country Loans with banks	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	—	25	4,638	301,770	—	—	—	25	306,408	1.53%	Libor +0.70%
—	Arauco Argentina S.A.	Argentine Pesos	Banco Macro- Argentina	—	49	48	—	—	—	—	49	48	15.25%	15.25%
—	Arauco Argentina S.A.	Argentine Pesos	Banco Galicia- Argentina	—	307	—	—	—	—	—	307	—	15.25%	15.25%
—	Zona Franca Punta Pereira S.A.	U.S. Dollar	Interamerican Development Bank	1,163	1,023	2,450	2,396	2,343	2,289	6,514	2,186	15,992	Libor + 2,05%	Libor + 2,05%
—	Zona Franca Punta Pereira S.A.	U.S. Dollar	Interamerican Development Bank	166	2,777	6,076	5,934	5,794	5,652	—	2,943	23,456	Libor + 1,80%	Libor + 1,80%
—	Zona Franca Punta Pereira S.A.	U.S. Dollar	Banco Santander	20,013	—	—	—	—	—	—	20,013	—	Libor + 2,00%	Libor + 2,00%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollar	Finnish Export Credit	25,810	20,354	52,288	51,368	50,477	49,694	118,826	46,164	322,653	3.20%	3.20%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollar	Interamerican Development bank	4,706	4,126	9,900	9,680	9,460	9,242	26,298	8,832	64,580	Libor + 2,05%	Libor + 2,05%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollar	Interamerican Development bank	675	11,220	24,566	23,991	23,417	22,843	—	11,895	94,817	Libor + 1,80%	Libor + 1,80%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollar	Dnb Nor Bank	—	245	—	—	—	—	—	245	—	Libor + 2,00%	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco BBVA - Uruguay	16,115	—	—	—	—	—	—	16,115	—	Libor + 2,00%	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco Republica Oriental de Uruguay	16,689	18,555	—	—	—	—	—	35,244	—	Libor + 1,75%	Libor + 1,75%
—	Eufores S.A.	U.S. Dollar	Citibank	—	2,514	—	—	—	—	—	2,514	—	Libor + 2,00%	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco HSBC- Uruguay	1,201	—	—	—	—	—	—	1,201	—	Libor + 2,00%	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco Itau - Uruguay	5,065	5,004	—	—	—	—	—	10,069	—	Libor + 2,00%	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Heritage	1,357	—	—	—	—	—	—	1,357	—	Libor + 2,00%	Libor + 2,00%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco ABC	5	17	20	—	—	—	—	22	20	2.50%	2.50%
—	Arauco Do Brasil S.A.	U.S. Dollar	Banco Bradesco	831	—	—	—	—	—	—	831	—	1.80%	1.80%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Bradesco	3,960	1,256	—	—	—	—	—	5,216	—	8.75%	8.75%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco do Brazil - Brazil	23	72	—	—	—	—	—	95	—	8.70%	8.70%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco HSBC- Brazil	7,779	—	—	—	—	—	—	7,779	—	8.00%	8.00%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Itau -Brazil	47	43	—	—	—	—	—	90	—	8.43%	8.43%
—	Arauco Do Brasil S.A.	U.S. Dollar	Banco JP Morgan	7,912	4,356	—	—	—	—	—	12,268	—	1.71%	1.71%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Votorantim - Brazil	19	38	32	—	—	—	—	57	32	6.30%	6.30%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Santander	12,881	3	37	76	75	39	—	12,884	227	8.00%	8.00%
—	Arauco Do Brasil S.A.	Brazilian Real	Fundo de Desenvolvimiento Econom. - Brazil	7	27	7	—	—	—	—	34	7	0.00%	0.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Itau	3	6	8	1	—	—	—	9	9	2.50%	2.50%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Itau	12	31	43	43	3	—	—	43	89	3.50%	3.50%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Bradesco	11	27	37	37	31	—	—	38	105	6.00%	6.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Votorantim	—	14	—	—	—	—	617	14	617	5.00%	5.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	19	55	73	73	18	—	—	74	164	6.00%	5.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	6	17	23	23	23	24	9	23	102	10.00%	10.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	4	24	27	27	27	13	—	28	94	9.22%	9.22%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bradesco	—	66	—	—	—	144	—	66	144	7.81%	7.81%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bradesco	307	—	—	—	—	—	—	307	—	12.11%	12.11%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Itau -Brazil	9	13	—	86	14	—	—	22	100	5.52%	5.52%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Votorantim - Brazil	—	285	—	—	—	1,474	546	285	2,020	9.31%	9.31%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim - Brazil	—	62	—	—	—	347	—	62	347	9.00%	9.00%
—	Arauco Forest Brasil S.A.	Brazilian Real	Bndes	—	3	—	—	—	—	757	3	757	4.61%	4.61%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Bndes	—	4	—	—	—	6	289	4	295	10.80%	10.80%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Santander	—	16	—	—	—	96	—	16	96	9.50%	9.50%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco John Deere	—	207	—	—	—	—	—	207	—	6.00%	6.00%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito E-I	—	19	—	622	2,492	1,870	—	19	4,984	9.91%	9.91%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito F-J	—	12	—	374	1,496	1,122	—	12	2,992	10.91%	10.91%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollar	Bndes Subcrédito G-K	—	61	—	511	2,037	1,528	—	61	4,076	6.99%	6.99%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito H-L	—	15	—	444	1,646	1,233	—	15	3,323	12.11%	12.11%

			Total	126,795	72,948	100,273	397,456	99,353	97,616	153,856	199,743	848,554

December 31, 2015

				Maturity							Total
Tax ID	Name	Currency	Name - Country Bonds	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	—	1,771	10,625	10,625	32,403	31,438	239,473	1,771	324,564	4.24%	4.25%
93.458.000-2	Celulosa Arauco y Constitución S.A.	UF	Barau-J	1,939	—	5,818	5,818	5,818	186,141	—	1,939	203,595	3.23%	3.22%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-P	—	913	7,147	7,147	7,147	7,147	229,723	913	258,311	3.96%	3.96%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-Q	—	538	11,266	19,979	19,442	18,905	9,251	538	78,843	2.96%	2.98%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-R	—	1,610	6,439	6,439	6,439	6,439	272,750	1,610	298,506	3.57%	3.57%
—	Arauco Argentina S.A.	U.S. Dollar	Bono 144 A - Argentina	—	1,004	277,869	—	—	—	—	1,004	277,869	6.39%	6.38%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2019	15,205	—	36,250	36,250	533,483	—	—	15,205	605,983	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2nd Emission	2,734	—	134,257	—	—	—	—	2,734	134,257	7.50%	7.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	8,889	—	20,000	20,000	20,000	20,000	406,108	8,889	486,108	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2022	11,215	—	23,750	23,750	23,750	23,750	527,255	11,215	622,255	4.77%	4.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2024	9,375	—	22,500	22,500	22,500	22,500	590,928	9,375	680,928	4.52%	4.50%

			Total	49,357	5,836	555,921	152,508	670,982	316,320	2,275,488	55,193	3,971,219

December 31, 2015

				Maturity							Total
Tax ID	Name	Currency	Name - Country Lease	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
85.805.200-9	Forestal Arauco S.A.	UF	Banco Santander	338	904	650	650	3,362	—	—	1,242	4,662	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco Scotiabank	1,303	4,370	4,875	4,875	6,059	—	—	5,673	15,809	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco Estado	361	1,160	1,471	1,471	1,957	—	—	1,521	4,899	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco de Chile	4,026	11,489	11,301	11,301	12,650	—	—	15,515	35,252	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco BBVA	1,814	5,344	4,490	4,490	3,374	—	—	7,158	12,354	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco Credito e Inversiones	557	1,672	2,129	2,129	3,008	—	—	2,229	7,266	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Santander	172	517	575	576	—	—	—	689	1,151	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Chile	262	704	824	824	365	—	—	966	2,013	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Credito e Inversiones	468	1,401	1,834	1,834	3,623	—	—	1,869	7,291	—	—

			Total	9,301	27,561	28,149	28,150	34,398	0	0	36,862	90,697

As part of the policy of Arauco, it considers compliance with all Accounts Payable, whether with related (see Note 13) or third parties , within a period not exceeding 30 days.

Guarantees

As of the date of these consolidated financial statements, Arauco has financial assets of approximately MU.S.$56 that have been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.

As of December 31, 2016, the total assets pledged as an indirect guarantee were MU.S.$783. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.

On September 29, 2011, Arauco entered into a Security Agreement under which it granted a non-joint guarantee limited to 50% of the obligations of the Uruguayan companies (joint ventures) Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A., under the IDB Facility Agreement in the amount of up to MU.S.$454 and the Finnevera Guaranteed Facility Agreement in the amount of up to MU.S.$900. Both loan agreements were signed with the International Development Bank. Such guarantee is included in the table below, under indirect guarantees.

Direct and indirect guarantees granted by Arauco:

DIRECT
Subsidiary	Guarantee	Assets Pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	488	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	313	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	230	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	209	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	129	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	100	National Customs Service
Arauco Forest Brasil S.A.	Endorsement of Arauco do Brasil	—	U.S. Dollar	654	Bank Votorantim S.A.
Arauco Forest Brasil S.A.	Endorsement of Arauco do Brasil	—	U.S. Dollar	3,592	Bank Votorantim S.A.
Arauco Forest Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	136	Bank Bradesco S.A.
Arauco Forest Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	99	Bank Bradesco S.A.
Arauco Forest Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	740	Bank John Deere S.A.
Arauco Forest Brasil S.A.	Mortgage Industrial Plant of Jaguariaíva of Arauco do Brasil	—	U.S. Dollar	47,041	BNDES
Arauco do Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	201	Bank Votorantim S.A.
Arauco do Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	106	Bank ABC Brasil S.A.
Arauco do Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	213	Bank Santander S.A.
Arauco Florestal Arapoti S.A.	Endorsement of Arauco do Brasil	—	U.S. Dollar	738	Bank Votorantim S.A.
Arauco Florestal Arapoti S.A.	Equipment	Property plant and equipment	U.S. Dollar	204	Bank Itaú BBA S.A.
Arauco Florestal Arapoti S.A.	Equipment	Property plant and equipment	U.S. Dollar	395	Bank Safra S.A.
Arauco Bioenergía S.A.	Guarantee letter	—	Chilean Pesos	221	Minera Escondida Ltda.
Arauco Bioenergía S.A.	Guarantee letter	—	Chilean Pesos	323	Minera Escondida Ltda.
Arauco Bioenergía S.A.	Guarantee letter	—	Chilean Pesos	121	CODELCO S.A.
		Total		56,253

INDIRECT
Subsidiary	Guarantee	Assets Pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Suretyship not supportive and cumulative	—	U.S. Dollar	494,468	Joint Ventures (Uruguay)
Celulosa Arauco y Constitución S.A.	Full Guarantee	—	U.S. Dollar	270,000	Arauco Argentina (U.S. bondholders)
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	U.S. Dollar	4,362	Arauco Forest Brazil y Mahal (Brazil)
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Brazilian Real	14,653	Arauco Forest Brazil y Mahal (Brazil)
		Total		783,483

23.10.3 Type of Risk: Market Risk – Exchange Rate

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

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco performs sensitivity analyses to measure the effect of this variable on equity and net result.

Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean Peso. This fluctuation range is considered possible given current market conditions as of the date of these financial statements. With all other variables at a constant rate, a U.S. Dollar exchange rate variation of +/- 10% in relation to the Chilean Peso would mean a change in the net income year after tax +/- 5.28% (equivalent to MU.S.$ +/- 11,5), and +/- 0.10% of equity (equivalent to MU.S.$ +/- 6.9).

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian Real, which is considered a possible range of fluctuation given the market conditions as of the date of these financial statements. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian Real would mean a variation on the net income after tax +/- 1,22% (equivalent to MU.S.$2.7) and a change on the equity of +/- 0.02% (equivalent to MU.S.$1.6).

23.10.4 Type of Risk: Market Risk – Interest rate risk

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

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of December 31, 2016, 12.9% our financial debt accrues interest at variable rates. A change of +/- 10% in the interest rate is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 0.12% (equivalent to MU.S.$-/+ 0.3) and +/- 0.002% (equivalent to MU.S.$-/+ 0.2) on equity.

Thousands of dollars	December 2016 ThU.S.$	Total
Fixed rate	3,903,942	87.1%
Bonds issued	3,452,659
Bank borrowings (*)	337,297
Financial leasing	113,986
Variable rate	577,061	12.9%
Bonds issued	—
Loans with Banks	577,061
Total	4,481,003	100.0%

Thousands of dollars	December 2015	Total
Fixed rate	3,689,719	85.7%
Bonds issued	3,180,334
Bank borrowings (*)	381,826
Financial leasing	127,559
Variable rate	615,716	14.3%
Bonds issued	—
Loans with Banks	615,716
Total	4,305,435	100,0%

(*)	Includes variable rate bank borrowings changed by fixed rate swaps.

23.10.5 Type of Risk: Market Risk – Price of Pulp Risks

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

As of December 31, 2016, revenue due to pulp sales accounted for 45.1% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

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

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean a variation of 64.80% (equivalent to MU.S.$ 141.0) on the income for the year after tax and +/- 1.21% (equivalent to MU.S.$84.6) on equity.

NOTE 24.	REPORTABLE SEGMENTS

The main products that generate revenue for each reportable segment are described as follows:

•	Pulp: The main products sold by this reportable segment are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), and pulp fluff.

•

Timber: The range of products sold by this reportable segment are plywood panels, MDF panels (medium density fiberboard), Hardboard Panels, PB Panels (agglomerated) different sizes of sawn wood and remanufactured products such as moldings, precut pieces and finger joints.

During 2016, following the legal merger of the companies indicated in Note 14, progress was made in the structure of reporting which resulted in the merger of the previous sawn timber and panels segments, as a result the timber segment was created. Disclosures made as of December 31, 2015 and 2014, have been restated for comparative purposes.

•

Forestry: This reportable segment produces and sells sawn logs, pulpable logs, posts and chips made from owned forests of Radiata and Taeda pine, eucalyptus globulus and nitens forests. Additionally, purchases logs and woodchip from third parties, which it sells to its other reportable segment.

Pulp

The Pulp reportable segment uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. On the other hand, fluff pulp is mainly used in the production of diapers and female hygiene products.

Arauco has seven plants, five in Chile, one in Argentina and one in Uruguay and they have a total production capacity of approximately 3.9 million tons per year. Pulp is sold in more than 45 countries, mainly in Asia and Europe.

Timber

The Panels reportable segment produces a wide range of panel products and several kinds of moldings aimed at the furniture, decoration and construction industries. It consists of 17 industrial plants: 5 in Chile, 2 in Argentina, 2 in Brazil, and 8 plants around USA and Canada. The Company has a total annual production capacity of 6.7 million cubic meters of PBO, MDF, Hardboards, plywood and moldings.

The Sawn Timber reportable segment produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

With 9 saw mills in operation (8 in Chile and 1 in Argentina), the Company has a production capacity of 3 million cubic meters of sawn wood.

Furthermore, the Company has 5 remanufacturing plants, 4 in Chile and 1 in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces.

Forestry

The Forestry reportable segment is Arauco’s core business. It provides raw materials for all products manufactured and sold by the Company. By directly controlling the growth of the forests to be processed, Arauco guarantees itself quality wood for each of its products.

Arauco holds forestry assets distributed throughout Chile, Argentina, Brazil and Uruguay, reaching 1.7 million hectares as of December 31, 2016, of which 1 million hectares are used for plantations, 409 thousand hectares for native forests, 191 thousand hectares for other uses and 52 thousand hectares are to be planted.

Arauco’s principal plantations consist of radiata and taeda pine and eucalyptus to a lesser degree. These are species that have fast growth rates and short harvest cycles compared with other long fiber commercial woods.

Arauco has no customers representing 10% or more of its revenues.

Below, please find summarized information concerning the assets, liabilities and profits and losses at the end of each period, by segments. The profit (loss) of each segment informed takes into consideration that taxes and income and financial costs have not been allocated to the various segments, and are shown as part of the Corporate’s segment:

Year ended December 31, 2016	Pulp ThU.S.$	Forestry ThU.S.$	Timber ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from external customers	2,146,079	96,488	2,494,750	24,068	—	4,761,385	—	4,761,385
Revenues from transactions with other reportable segments	41,586	1,105,220	6,938	34,085	—	1,187,829	(1,187,829)	—

Finance income	—	—	—	—	29,701	29,701	—	29,701
Finance costs	—	—	—	—	(258,467)	(258,467)	—	(258,467)
Net finance costs	—	—	—	—	(228,766)	(228,766)	—	(228,766)

Depreciation and amortizations	240,699	19,996	139,844	2,524	6,319	409,382	—	409,382
Sum of significant income accounts	212	227,776	269	—	—	228,257	—	228,257
Sum of significant expense accounts	—	15,193	12,561	—	—	27,754	—	27,754

Profit (loss) of each reportable segment	308,536	98,955	165,887	(2,559)	(353,242)	217,577	—	217,577

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	—	—	—	—	16,348	16,348	—	16,348
Joint ventures	—	—	5,475	—	2,116	7,591	—	7,591

Income tax expense	—	—	—	—	(45,647)	(45,647)	—	(45,647)

Geographical information on revenues
Revenue – Chilean entities	1,756,659	52,161	1,275,937	885	—	3,085,642	—	3,085,642
Revenue – Foreign entities	389,420	44,327	1,218,813	23,183	—	1,675,743	—	1,675,743
Total Ordinary Income	2,146,079	96,488	2,494,750	24,068	—	4,761,385	—	4,761,385

Year ended December 31, 2016	Pulp ThU.S.$	Forestry ThU.S.$	Timber ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets
Acquisition of property,plant and equipment and biological assets	205,205	182,743	118,408	1,479	3,883	511,718	—	511,718
Acquisition and contribution of investments in associates and joint venture	—	—	153,135	—	—	153,135	—	153,135

Year ended December 31, 2016	Pulp ThU.S.$	Forestry ThU.S.$	Timber ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	5,077,300	5,492,364	2,515,092	30,970	932,059	14,047,785	(41,604)	14,006,181
Segments assets (excluding deferred tax assets)	5,077,300	5,492,364	2,515,092	30,970	925,962	14,041,688	(41,604)	14,000,084

Deferred tax assets	—	—	—	—	6,097	6,097	—	6,097
Investments accounted through equity method
Associates	—	160,490	—	—	105,285	265,775	—	265,775
Joint Ventures	—	—	161,703	—	19,070	180,773	—	180,773
Segment liabilities	277,474	161,091	311,667	11,836	6,244,830	7,006,898	—	7,006,898
Segments liabilities (excluding deferred tax liabilities)	277,474	161,091	311,667	11,836	4,613,765	5,375,833	—	5,375,833
Deferred tax liabilities	—	—	—	—	1,631,065	1,631,065	—	1,631,065

Geographical information on non-current assets
Chile	2,572,702	3,509,727	721,418	27	135,808	6,939,682	(3,575)	6,936,107
Foreign countries	1,740,559	1,525,190	1,016,633	23,040	42,292	4,347,714	—	4,347,714
Non-current assets, Total	4,313,261	5,034,917	1,738,051	23,067	178,100	11,287,396	(3,575)	11,283,821

Year ended December 31, 2015	Pulp ThU.S.$	Forestry ThU.S.$	Timber ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from external customers	2,363,973	116,368	2,633,211	33,188	—	5,146,740	—	5,146,740
Revenues from transactions with other reportable segments	43,414	491,703	10,673	32,543	—	578,333	(578,333)	—

Finance income	—	—	—	—	50,284	50,284	—	50,284
Finance costs	—	—	—	—	(262,962)	(262,962)	—	(262,962)
Net finance costs	—	—	—	—	(212,678)	(212,678)	—	(212,678)

Depreciation and amortizations	231,916	18,211	139,446	3,913	6,659	400,145	—	400,145
Sum of significant income accounts	31	220,907	4,823	—	—	225,761	—	225,761
Sum of significant expense accounts	585	35,610	3,383	35	—	39,613	—	39,613

Profit (loss) of each reportable segment	455,190	137,829	264,473	1,815	(491,596)	367,711	—	367,711

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	—	—	—	—	5,572	5,572	—	5,572
Joint ventures	—	—	(470)	—	1,646	1,176	—	1,176

Income tax expense	—	—	—	—	(129,694)	(129,694)	—	(129,694)

Geographical information on revenues
Revenue – Chilean entities	1,913,303	68,986	1,325,985	597	—	3,308,871	—	3,308,871
Revenue – Foreign entities	450,670	47,382	1,307,226	32,591	—	1,837,869	—	1,837,869
Total Ordinary Income	2,363,973	116,368	2,633,211	33,188	—	5,146,740	—	5,146,740

Year ended December 31, 2015	Pulp ThU.S.$	Forestry ThU.S.$	Timber ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets
Acquisition of property, plant and equipment and biological assets	199,094	155,872	94,191	1,754	7,001	457,912	—	457,912
Acquisition and contribution of investments in associates and joint venture	—	814	—	—	—	814	—	814

Year ended December 31, 2015	Pulp ThU.S.$	Forestry ThU.S.$	Timber ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	5,172,095	5,471,322	2,374,134	31,679	669,703	13,718,933	(48,542)	13,670,391
Segments assets (excluding deferred tax assets)	5,172,095	5,471,322	2,374,134	31,679	665,968	13,715,198	(48,542)	13,666,656

Deferred tax assets	—	—	—	—	3,735	3,735	—	3,735
Investments accounted through equity method
Associates	—	121,359	—	—	119,781	241,140	—	241,140
Joint Ventures	—	—	3,573	—	20,099	23,672	—	23,672
Segment liabilities	318,880	147,432	269,963	11,526	6,276,145	7,023,946	—	7,023,946
Segments liabilities (excluding deferred tax liabilities)	318,880	147,432	269,963	11,526	4,657,133	5,404,934	—	5,404,934
Deferred tax liabilities	—	—	—	—	1,619,012	1,619,012	—	1,619,012

Geographical information on non-current assets
Chile	2,565,307	3,536,372	758,936	30	128,185	6,988,830	(2,955)	6,985,875
Foreign countries	1,782,286	1,313,685	735,924	23,406	142,803	3,998,104	—	3,998,104
Non-current assets, Total	4,347,593	4,850,057	1,494,860	23,436	270,988	10,986,934	(2,955)	10,983,979

Year ended December 31, 2014	Pulp ThU.S.$	Forestry ThU.S.$	Timber ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from external customers	2.343.020	148.517	2.817.204	33.902	0	5.342.643	0	5.342.643
Revenues from transactions with other operating segments	50.015	457.527	10.068	34.327	0	551.937	(551.937)	0

Finance income	0	0	0	0	30.772	30.772	0	30.772
Finance costs	0	0	0	0	(246.473)	(246.473)	0	(246.473)
Net finance costs	0	0	0	0	(215.701)	(215.701)	0	(215.701)

Depreciation and amortizations	185.121	14.145	141.587	3.901	8.680	353.434	0	353.434
Sum of significant income accounts	5.442	321.971	1.043	0	0	328.456	0	328.456
Sum of significant expense accounts	0	31.513	0	0	0	31.513	0	31.513

Profit (loss) of each reportable segment	440.367	177.974	304.848	13.885	(500.184)	436.890	0	436.890

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	0	0	0	0	6.958	6.958	0	6.958
Joint ventures	0	0	3	0	520	523	0	523

Income tax expense	0	0	0	0	(155.935)	(155.935)	0	(155.935)

Geographical information on revenues
Revenue – Chilean entities	2.025.811	83.823	1.469.465	1.538	0	3.580.637	0	3.580.637
Revenue – Foreign entities	317.209	64.694	1.347.739	32.364	0	1.762.006	0	1.762.006
Total Ordinary Income	2.343.020	148.517	2.817.204	33.902	0	5.342.643	0	5.342.643

Year ended December 31, 2014	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Amounts of additions to non-current assets
Acquisition of property,plant and equipment and biological assets	303.918	0	178.748	126.753	1.489	1.127	612.035	0	612.035
Acquisition and contribution of investments in associates and joint venture	0	0	0	1.882	0	0	1.882	0	1.882

Information required by geographic area:

	Geographical area
2016	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues at 12-31-2016	3,085,642	360,224	354,170	779,356	181,993	4,761,385
Non-current Assets at 12-31-2016 other than deferred tax	6,931,755	960,596	1,186,538	397,924	1,800,911	11,277,724

	Geographical area
2015	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues at 12-31-2015	3,308,871	481,881	378,719	787,036	190,233	5,146,740
Non-current Assets at 12-31-2015 other than deferred tax	6,986,236	978,285	837,886	364,889	1,812,948	10,980,244

Geographical area
2014	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues at 12-31-2014	3,580,637	436,524	481,275	774,805	69,402	5,342,643

NOTE 25.	OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

Current non-financial assets	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$
Roads to amortize current	41,812	47,731
Prepayment to amortize (insurance + others)	23,086	20,398
Recoverable taxes (Relating to purchases)	71,357	62,468
Other current non-financial assets	8,660	3,359
Total	144,915	133,956

Non-current non-financial assets	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$
Roads to amortize, non current	121,894	111,319
Guarantee values	3,302	2,635
Recoverable taxes	1,493	7,767
Other non current non-financial assets	3,630	3,795
Total	130,319	125,516

Current non-financial liabilities	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$
Provision of minimum dividend (1)	60,312	102,305
ICMS tax payable	14,856	6,172
Other tax payable	16,202	19,442
Other Current non-financial liablities	7,793	3,804
Total	99,163	131,723

(1) Provision includes a minimum dividend of subsidiary minority.

Non-current non-financial liabilities	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$
ICMS tax payable	58,606	45,365
Other non-current non-financial liablities	2,027	1,876
Total	60,633	47,241

NOTE 26.	DISTRIBUTABLE NET PROFIT AND EARNINGS PER SHARE

Distributable net profit

As a general policy, the Board of Directors of Arauco agreed that the net profit to be distributed as dividend is determined based on realized net gains/(losses) of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net profit during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net profit of the Company, which is the same considered for calculating the minimum dividend required and additional dividend, the following unrealized gains/losses are excluded from the net profit for the year:

1)	Unrealized gains/losses relating to the fair value recorded for forestry assets under IAS 41, adding them back to distributable net profit when they are realized through sale or disposed of by other means.

2)	Those generated through the acquisition of entities. These results will be added back to net profit when they are realized through sale.

The deferred taxes associated with the amounts described in 1) and 2) above are also excluded.

The following table details the adjustments made for the determination of distributable net profit as December 31, 2016, 2015 and 2014 in order to determine the provision of 40% of the distributable net profit for each year:

Distributable Net Profit ThU.S.$
Net profit attributable to owners of parent at 12-31-2016	213,801
Adjustments:
Biological Assets
Unrealized gains/losses	(204,671)
Realized gains/losses	210,223
Deferred income taxes	2,089
Total adjustments	7,641
Distributable Net Profit at 12-31-2016	221,442

Distributable Net Profit ThU.S.$
Net profit attributable to owners of parent at 12-31-2015	362,689
Adjustments:
Biological Assets
Unrealized gains/losses	(205,527)
Realized gains/losses	203,730
Deferred income taxes	(3,889)
Total adjustments	(5,686)
Distributable Net Profit at 12-31-2015	357,003

Distributable Net Income ThU.S.$
Net profit attributable to owners of parent at 12-31-2014	139,803
Adjustments
Biological Assets
Unrealized gains/losses	(278,884)
Realized gains/losses	237,272
Deferred income taxes	9,354
Total Biological Assets (net)	(32,258)
Deferred Tax effect of tax rate change (attributable to owners of parent) (*)	292,155

Total adjustments	259,897

Distributable Net Profit at 12-31-2014	399,700

(*)	The Superintendency of Securities and Insurance (SVS), issued Circular No. 856 on October 17, 2014 which instructs regulated entities to record in its statutory financial statements differences in deferred taxes arising as a direct effect of the increase in the tax rate to equity as stated by Law 20,780. The impact of this circular has been incorporated in the statutory financial statements which are used to determine the distributable profit. This circular differs from International Financial Reporting Standards (IFRS) which require the impact to be recorded as part of the Statements of Profit or Loss.

In the attached financial statements prepared in accordance with IFRS, the effect of the change in the tax rate of first category in assets and liabilities relating to deferred taxes results in a expense of ThU.S.$292,717 (ThU.S.$292,155 attributable to owners of parent) reclassified to the Statements of Profit or Loss. Therefore, as a result of the impact of the changes of the regulatory framework, the increase of the first category tax rate on the treatment of deferred taxes did not impact the determination of Arauco’s distributable net profit.

The Company expects to maintain its policy of distributing 40% of its net distributable profit as dividends for all future fiscal years, but will also consider the alternative of distributing a provisional dividend at year end.

As of December 31, 2016 in the Statements of Financial Position, under the line item Other current non-financial liabilities for an amount of ThU.S.$99,163, a total of ThU.S.$59,005 correspond to a provision for the minimum dividend for the 2016 period, corresponding to the Parent Company, after discounting the provisional dividend distribution of ThU.S.$ 29,572, paid to the shareholders in December 2016.

Basic and diluted earnings per share

Basic and diluted earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

	January-December
	2016	2015	2014
	ThU.S.$	ThU.S.$	ThU.S.$
Profit or loss attributable to ordinary equity holder of parent	213,801	362,689	139,803
Weighted average of number of shares	113,159,655	113,159,655	113,159,655
Basic and diluted earnings per share (in U.S.$ per share)	1.8894	3.2051	1.2354

NOTE 27.	SUBSEQUENT EVENTS

1) After closing of these Financial Statements, and as a result of the fires that affected the country (Chile), particularly in the regions of Maule and Bio Bio, the Company suffered the burning of approximately 80,000 hectares of forest plantations, whose accounting value amounts to approximately US$240 million, as per the IFRS accounting rules. This amounts represents 6% of the Company’s total forest plantations value.

The affected forest plantations will be managed by the Company to minimize the damages caused by the fires. It is estimated that this management will allow for a final recovery between 10% and 20% of the aforementioned US$ 240 million. Additionally, the forest plantations affected by the fires are insured, with their respective deductibles and limitations. Due to the foregoing, it is estimated that up to US$ 35 million will be recovered for this concept.

2) The authorization for the issuance and publication of these consolidated financial statements for the period ended December 31, 2016 was approved by the Board of Directors of Arauco on April 25, 2017.

Subsequent to December 31, 2016 and until the date of issuance of these consolidated financial statements, there have been no events, other than those discussed above, that could materially affect the presentation of these financial statements.