Form 20-F
period 2017-12-31
ARAUCO & CONSTITUTION PULP INC
filed 2018-04-23
CIK 1004156

As filed with the Securities and Exchange Commission on April 23, 2018

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR

15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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
3.875% Notes due 2027
5.500% Notes due 2047

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

Unless otherwise specified, all references to “$,” “U.S.$,” “U.S. dollars” or “dollars” are to United States dollars; references to “Chilean pesos” or “Ch$” are to Chilean pesos; references to “Argentine pesos” or “AR$” are to Argentine pesos; references to “Brazilian reais” “Brazilian reals” or “R$” are to Brazilian reais; references to “€” or “euro” are to the euro, the single European currency established pursuant to the European Economic and Monetary Union; references to “Rubles” are to Russian rubles; and references to “UF” are to Unidades de Fomento. The UF is a unit of account that is linked to, and adjusted daily to reflect changes in, the Chilean consumer price index reported by the Instituto Nacional de Estadísticas (Chilean National Institute of Statistics). As of December 31, 2017, one UF equaled U.S.$43.59 and Ch$26,798.14.

PRESENTATION OF FINANCIAL DATA

This report includes the audited consolidated statement of financial position of Arauco and our subsidiaries as of December 31, 2017, and 2016 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years for the period ended December 31, 2017 (collectively, the “audited consolidated financial statements” or “financial statements”). In addition, this report includes selected financial information as of and for the periods ended December 31, 2013, 2014, 2015, 2016 and 2017.

For your convenience, this annual report contains certain translations of Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, the U.S. dollar equivalent for information in Chilean pesos is based on the observed exchange rate reported by Banco Central de Chile, which we refer to as the “Central Bank of Chile” or the “Central Bank.” The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. On December 31, 2017, the observed exchange rate for Chilean pesos, as published in the Diario Oficial de la República de Chile (Official Gazette) on January 2, 2018, was Ch$614.75 to U.S.$1.00, and on April 18, 2018, the observed exchange rate was Ch$594.41 to U.S.$1.00. See “Exchange Rates.” You should not construe these translations as representations that the Chilean peso amounts actually represent such dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. Unless otherwise specified, references to the devaluation or the appreciation of the Chilean peso against the U.S. dollar are in nominal terms (without adjusting for inflation) based on the observed exchange rates published by the Central Bank of Chile for the relevant period.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial information as of December 31, 2013, 2014, 2015, 2016 and 2017 and for each of the five years then ended is derived from, should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements which have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

	As of and for the year ended December 31,
	2017	2016	2015	2014	2013
	(in thousands of U.S. dollars, except ratios and share data)
INCOME STATEMENT DATA
Revenue	5,238,341	4,761,385	5,146,740	5,342,643	5,145,500
Cost of sales	(3,574,532)	(3,498,905)	(3,511,425)	(3,654,146)	(3,557,210)
Gross profit	1,663,809	1,262,480	1,635,315	1,688,497	1,588,290
Other income	111,513	257,863	273,026	368,924	385,055
Distribution costs	(523,300)	(496,473)	(528,470)	(556,837)	(523,587)
Administrative expenses	(521,294)	(474,469)	(551,977)	(550,809)	(544,694)
Other expenses	(240,165)	(77,415)	(83,388)	(138,769)	(136,812)
Finance income	19,640	29,701	50,284	30,772	19,062
Finance costs	(287,958)	(258,467)	(262,962)	(246,473)	(232,843)
Share of profit (loss) of associates and joint ventures accounted for using equity method	17,017	23,939	6,748	7,481	6,260
Exchange rate differences	98	(3,935)	(41,171)	(9,961)	(11,797)
Income before income tax	239,360	263,224	497,405	592,825	548,934
Income tax	30,992	(45,647)	(129,694)	(448,652)	(130,357)

Net income	270,352	217,577	367,711	144,173	418,577
BALANCE SHEET DATA
Current assets	2,770,363	2,722,360	2,686,412	3,140,715	2,808,321
Property, plant and equipment	7,034,299	6,919,495	6,896,396	7,119,583	7,137,467
Biological assets(1)	3,766,942	3,898,991	3,826,597	3,846,353	3,892,203
Total assets	13,994,600	14,006,181	13,670,391	14,593,214	14,335,106
Total current liabilities	1,399,394	1,346,064	1,034,251	1,547,086	1,682,016
Total non-current liabilities	5,478,313	5,660,834	5,989,695	6,231,392	5,608,550
Issued capital	353,618	353,618	353,618	353,618	353,618
Total equity	7,116,893	6,999,283	6,646,445	6,814,736	7,044,540
CASH FLOW DATA
Net cash flow from operating activities	1,072,425	773,584	853,650	985,175	897,720
Net cash flow from investing activities	(633,348)	(640,212)	(477,780)	(655,158)	(687,620)
Net cash flow from financing activities	(439,101)	(38,484)	(812,176)	(7,885)	(7,776)

Net (decrease) increase in cash and equivalents before effect of exchange rate changes	(24)	94,888	(436,306)	322,132	202,324
OTHER FINANCIAL DATA
Capital expenditures(2)	844,082	556,633	564,795	604,155	942,638
Depreciation and amortization	421,551	409,387	400,145	353,434	298,647
Fair value cost of timber harvested(3)	334,100	340,199	306,673	353,273	320,894
EBIT(3)	507,678	491,990	710,083	808,526	762,715
Adjusted EBITDA(3)	1,353,159	1,067,121	1,290,486	1,280,481	1,152,913
Adjusted EBITDA(3)/finance costs	4.70	4.13	4.91	5.20	4.91
Adjusted EBITDA(3)/revenue	25.8%	22.4%	25.1%	24.0%	22.2%
Average debt(4)/Adjusted EBITDA(3)	3.23	4.12	3.64	3.95	4.37
Total debt(5)	4,273,518	4,481,003	4,305,435	5,078,430	5,026,494
Total debt(5)/capitalization(6)	37.5%	39.0%	39.3%	42.7%	41.6%
Total debt(5)/equity attributable to parent company	60.4%	64.4%	65.1%	75.0%	71.9%
Working capital(7)	1,370,969	1,376,296	1,652,161	1,593,629	1,126,305
Number of shares	113,159,655	113,159,655	113,159,655	113,159,655	113,159,655
Net income per share (U.S.$ per share)	2.4	1.9	3.2	1.2	3.4
Dividends paid	121,586	130,624	143,003	141,089	140,054
Dividends per share (U.S.$ per share)	1.07	1.15	1.26	1.25	1.24

(1)	Biological assets refer to our forests and long-standing trees (current and non-current).
(2)	Includes capital expenditures in respect of property, plant and equipment and biological assets accrued for the period. Excludes acquisitions of companies.
(3)	We calculate EBIT as “net income” before “finance costs,” “finance income” and “income tax.” We calculate EBITDA as EBIT, plus “depreciation and amortization.”

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

The following table presents, for the periods indicated, the reconciliation of EBIT, EBITDA and Adjusted EBITDA to net income.

	As of and for the year ended December 31,
	2017	2016	2015	2014	2013
	(in thousands of U.S. dollars)
Net income	270,352	217,577	367,711	144,173	418,577
(+) Finance costs	287,958	258,467	262,962	246,473	232,843
(-) Finance income	(19,640)	(29,701)	(50,284)	(30,772)	(19,062)
(+) Income Tax	(30,992)	45,647	129,694	448,652	130,357
Adjusted EBIT	507,678	491,990	710,083	808,526	762,715
(+) Depreciation and amortization(*)	421,551	409,387	400,145	353,434	317,647
EBITDA	929,229	901,377	1,110,228	1,161,960	1,080,362
(+) Fair value cost of timber harvested	334,100	340,199	306,673	353,273	320,894
(-) Gain from changes in fair value of biological assets	(83,031)	(208,562)	(210,479)	(284,497)	(269,671)
(+) Exchange rate differences	(98)	3,935	41,171	9,961	11,797
(+) Others(**)	172,959	30,172	42,893	39,784	9,531

Adjusted EBITDA	1,353,159	1,067,121	1,290,486	1,280,481	1,152,913

(*)	See Note 3 of our audited consolidated financial statements for more detail on amortization and depreciation.
(**)	“Others” includes other non-cash expenses or gains, mainly associated with charges for forestry losses due to fires and impairment for fixed assets and others. The increased in “Others” for 2017 is mainly due to provision for forestry losses that accounted U.S.$138 million due to wildfires that affected our forest at the beginning of 2017.

(4)	Average debt is calculated as the average of total debt between the beginning and the end of the applicable year.
(5)	Total debt is calculated as the sum of other current financial liabilities and other non-current financial liabilities, less hedging instruments.
(6)	Capitalization is calculated as total debt, including accrued interest, plus total equity.
(7)	Working capital is calculated by subtracting current liabilities from current assets.

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

	Daily Observed Exchange Rate
Year Ended December 31,	High	Low	Average(1)	Period-End
	Ch$ per U.S.$
2013	533.95	466.50	495.18	524.61
2014	621.41	527.53	570.34	606.75
2015	715.66	597.10	654.66	710.16
2016	730.31	645.22	676.67	669.47
2017	679.05	614.75	649.12	614.75
Months (2017-2018)
October	640.52	619.68	629.49	636.80
November	645.32	629.21	634.22	645.32
December	655.74	614.75	635.31	614.75
January	609.49	599.33	605.01	603.25
February	603.07	588.28	596.36	593.61
March	609.58	595.93	603.91	603.39
April (through April 18)	605.17	594.41	600.37	594.41

Source: Central Bank of Chile

(1)	For each year, the average of the month-end exchange rates for the relevant year. For each month, the average daily exchange rate for the relevant month.

On April 18, 2018, the observed exchange rate, as published in the Official Gazette on April 19, 2018, was Ch$594.41 to U.S.$1.00.

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

Forward-looking statements involve inherent risks and uncertainties. These forward-looking statements are based on current plans, estimates and projections; therefore, readers should not place undue reliance on them. Actual results could differ materially from those projected in such forward-looking statements because of various factors that may be beyond our control, including but not limited to our ability to service our debt, fund our working capital requirements, comply with financial covenants in certain of our debt instruments, fund and implement our capital expenditure programs and maintain our relationships with customers, as well as a change in control, the effects on us from competition, future demand for forestry and wood products in the Chilean, Argentine, Brazilian, Uruguayan and North American export markets, international prices for forestry and sawn timber, the condition of our forests, possible shortages of energy, including electricity, the state of the Chilean and world economies and manufacturing industries, the relative value of the Chilean peso compared to other currencies, inflation, increases in interest rates, the effects of earthquakes, floods, tsunamis or other catastrophic events and changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities. Forward-looking statements in this annual report speak only as of their dates, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

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

Prices for many of the products we sell can fluctuate significantly. The prices of our products are highly correlated with international prices. Consequently, prices of our products are highly dependent on prevailing international and regional prices. Historically, such prices have been subject to substantial variations.

During the period from January 1, 2013 to December 31, 2017, the average price for Norscan bleached softwood kraft market pulp (pulp produced in North American, Nordic and Central European countries and sold to manufacturers of paper products delivered in Northern Europe, or “NBSK”), which is the benchmark for softwood bleached pulp, ranged from a low of U.S.$789.20 per tonne in April 2016 to a high of U.S.$999.63 per tonne in December 2017. NBSK prices averaged U.S.$856.91 per tonne in 2013. Throughout 2014, NBSK prices maintained a steady upward trend, reaching U.S.$932.15 per tonne in mid-January 2015, mainly driven by increased demand from China. Throughout 2015 and during the first half of 2016, NBSK prices followed a downward trend, decreasing to U.S.$789.2 per tonne at the end of April 2016, as China began to change its economic structure from export-driven growth to domestic-demand-driven growth. In addition, the price gap between softwood and hardwood fibers increased, creating incentives for pulp customers to switch from softwood to hardwood, and adding downward pressure to prices. For the remainder of 2016, prices slightly recovered and finally stabilized, ending the year at U.S.$808.83 per tonne. At the beginning of 2017, NBSK prices began a positive trend that lasted until the end of the year, closing at U.S.$999.63. This upward pressure on prices was driven by an increase of domestic-demand in China.

In the case of bleached hardwood kraft pulp (pulp made from eucalyptus or birch which is sold in Europe, which is the benchmark for Bleached Eucalyptus Kraft Pulp, or “BEKP”), during the period from January 1, 2013 to December 31, 2017, prices ranged from a low of U.S.$651.46 per tonne in January 2017 to a high of U.S.$979.31 per tonne in December 2017. In 2014, two new short fiber pulp mills entered the market with a combined annual production capacity of 2.8 million tonnes. The additional supply caused BEKP prices to decline during the first nine months of 2014, reaching a price of U.S.$724.27 per tonne in September 2014. Thereafter, BEKP began an upward trend, reaching U.S.$811.17 per tonne in November 2015, following increased demand, particularly from China, which was able to absorb the increased supply. However, the expectation of additional supply during 2016 and especially in 2017 continued to place downward pressure on prices, which reached their lowest level in January 2017, at U.S.$651.46 per tonne. A new pulp mill located in Indonesia began its ramp-up in November 2016, initially with an annual capacity of estimated at 2.8 million tonnes. As the ramp-up of new capacity was delayed, pulp prices started to rise at the beginning of 2017. Throughout 2017, prices continued to rise as the expected output of the mill located in Indonesia was revised to 1.7 million tonnes for the next three to four years and the lower capacity of other mills due to operational problems, leading to further increases in prices, reaching U.S.$979.31 per tonne at the end of 2017.

Although wood products markets improved until mid-year 2015, new competition from countries with depreciated currencies increased supply to our traditional markets, such as North America, which caused average prices to decrease. Markets recovered during 2016, although Latin American exports continued to affect prices in countries such as the United States. The North American market showed an improvement in the construction sector, which provided steady demand. During 2017, the construction sector continued to improve, and average prices for wood products increased during certain months of the year.

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

The global economy, and in particular global industrial production, is the primary driver of demand for pulp, paper and wood products. Global industrial production dropped during the second half of 2008 and first half of 2009 due to the financial crisis and global economic conditions, resulting in a significant and widespread contraction in demand for pulp, paper and wood products. Due to this downturn in global industrial production, our pulp segment experienced significant price declines in the last quarter of 2008 and the first quarter of 2009, which severely affected our results. In addition, the significant downturn in the home-building industry in the United States and Europe resulted in increased inventories of available new homes, significant declines in home prices, loss of home-equity values and loss of consumer confidence and demand. As a result of these events, our plywood and panel sales were adversely affected, continuing a downward trend both in volume and price across all markets. Our medium-density fiberboard molding sales also experienced a sharp decline in volume mainly due to lower activity in the United States and Canadian construction markets. Our wood products segment, which is also highly dependent on the strength of the home-building industry, experienced decreases in its prices of and demand for its products. The decrease in demand of sawn timber primarily due to the credit crisis and downturn in the real estate market in the United States resulted in our decision to close five sawmills in 2008 and 2009.

A decrease in the level of activity in either the domestic or the international markets within which we operate could adversely affect the demand and the price of our products and thus our cash flows and operational and financial results.

The financial and economic crisis that affected several European countries between 2009 and 2012 caused a general economic downturn in Europe, which negatively affected the banking and credit systems, employment and production. Thus, demand and prices for pulp and wood products declined in the European market.

The devaluation of the Chinese Yuan during the third quarter of 2015 increased volatility in the markets and resulted in a decline in global demand for commodities. Also in 2015, the currencies of several countries depreciated, such as the Canadian dollar, the Euro, the Chilean peso, the Brazilian real and the Argentine peso resulting in increased competition in exports, which in turn negatively impacted the average price of our wood products. A similar trend continued throughout 2016, although certain of these currencies recovered compared to the previous year. During 2017, certain currencies continued to recover such as the Canadian dollar, the Brazilian real, the Euro and the Chilean peso. The Argentine peso depreciated throughout the year.

Export sales to Asia accounted for 36.2% of our revenues in 2017 compared to 32.6% in 2016 and 32.5% in 2015, and export sales to North America accounted for 12.8% of our revenues in 2017 compared to 13.2% in 2016 and 12.7% in 2015.

Our business, financial condition, results of operations and cash flows could be materially and adversely affected if the economic conditions in Asia, Europe, the United States and elsewhere abroad deteriorate, and if we are unable to reallocate our wood products and other products in other markets on equally beneficial terms, which could require us to recognize additional impairment charges.

We depend on free international trade as well as economic and other conditions in our principal export markets.

In 2017, export sales, defined as sales out of the country where our goods were produced, accounted for 64.6% of our total revenues. During this period, 56.1% of our export sales were to customers in Asia and Oceania, 19.8% to customers in North America, 10.7% to customers in Europe, 7.6% to customers in Central and South America and 5.8% to customers in other countries. As a result, our results of operations and cash flows depend, to a significant degree, on economic, political and regulatory conditions in our principal export markets. Our ability to compete effectively in our export markets could be materially and adversely affected by a number of factors beyond our control, including deterioration in macroeconomic conditions, exchange rate volatility, government subsidies and the imposition of increased tariffs or other trade barriers. If our ability to sell our products competitively in one or more of our principal export markets were impaired by any of these developments, it might be difficult to re-allocate our products to other markets on equally favorable terms and our business, financial condition, results of operations and cash flows might be adversely affected.

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

We cannot assure you that we will not experience other suspensions or interruptions or unexpected damage to our property as a result of other earthquakes, aftershocks, tsunamis, any related repair and maintenance or other consequences associated with such events, any of which could have a material adverse effect on our revenue, results of operations and financial condition.

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

In November 2015, the Cruces river, where the Valdivia Mill disposes its effluents, became subject to the Secondary Water Quality Standard for the Valdivia River Basin (hereinafter, the “Norm” or “SWQSVR”). The Valdivia Mill discharges its treated effluents into the Cruces River, which is part of the Valdivia River Basin.

The Company and other local entities challenged the validity of the Norm before the Third Environmental Court in January 2016, expressing concerns, among others, regarding various aspects of the Norm’s General Environmental and Social Impact Assessment (AGIES, for its acronym in Spanish). These objections included the lack of identification and consideration for the effective economic and social costs resulting from the adoption of the Norm. Other objections included that the Norm’s parameters and limits exceeded the reviewed water quality criteria enforced by reference countries in both quantity and stringency; and that many of the parameters and limits were not technically or environmentally reasonable. The Third Environmental Court ruled in our favor on September 29, 2016, declaring the invalidity of the Norm, which decision was upheld by the Supreme Court in July 2017.

In December 2017, the government restarted the rulemaking process and published a new draft SWQSVR for public comments. The draft proposes to regulate using practically the same parameters and limits included in the previous Norm declared void by the Supreme Court. In our opinion, the draft presents flaws similar to those detected in the previous rulemaking process, among others, the lack of identification and consideration of its actual economic and social costs and that most of its parameters and limits are not technically or environmentally reasonable. The public comment process finished in March 2018 and several comments from the public and different stakeholders were submitted, including various technical, economical and legal reports from third parties. According to applicable regulations, the government shall analyse and weigh the comments to prepare a final draft, prior to submitting for consideration by the Sustentability Ministers’ Committee (Consejo de Ministros para la Sustentabilidad) and the President of the Republic. Once the new norm enters into force, we cannot exclude that the authority may declare that the Valdivia River Basin is contaminated and thus initiate an administrative proceeding to impose a decontamination plan, which may include new limits on discharges of wastewater applicable to the Valdivia Mill.

In the United States, our Moncure mill was subject to an administrative proceeding by the North Carolina Department of Environment and Natural Resources. We negotiated a settlement (Special Order by Consent) in 2015 with the Environmental Management Commission (an agency of the state of North Carolina), which included a monetary fine and an agreement to replace certain emissions control equipment. We expect the administrative proceeding to be closed by October 1, 2018.

In 2016, the Moncure mill was subject to an administrative proceeding for alleged infringements by the North Carolina Department of Environmental Quality (NCDEQ), which has terminated, as corrective actions have been executed, including ongoing training, the installation of alarms/interlocks and the installation of certain control devices.

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

In February 2009, as previously required by the environmental authorities, we submitted an environmental impact study for the construction of a pipeline to discharge the Valdivia Mill’s wastewater in the Pacific Ocean near Punta Maiquillahue, complying with the requirement that such wastewater be discharged in a body of water other than the Cruces River, the Carlos Anwandter Nature Sanctuary or their respective sources. In February 2010 and October 2012, the environmental authorities approved this environmental impact study subject to some conditions. On April 30, 2013, the Committee of Ministers passed Exempt Resolution No. 391, which modified certain paragraphs of the above mentioned approval (establishing effluent discharge limits for 13 parameters).

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

In April 2005, the Consejo de Defensa del Estado (National Defense Council), the Chilean national agency that institutes legal proceedings on behalf of the Chilean government, instituted a civil lawsuit seeking reparations, damages and indemnification from us for environmental harm to the Carlos Anwandter Nature Sanctuary allegedly caused by effluent discharges from our Valdivia Mill. On July 27, 2013, a civil court of Valdivia ruled that the alleged environmental events were mainly caused by the Valdivia Mill. We decided not to appeal this ruling, in order to create the conditions to shortly begin an effective implementation of measures in such Nature Sanctuary, without delay of further legal action. In April 2014, we agreed with and paid to the National Defense Council an indemnification amount of approximately U.S.$5,000,000. This indemnification was in addition to another payment of U.S.$5,000,000, to be used for social programs for the benefit of the community of Valdivia. There were four additional measures ordered by the ruling (although not included in the agreement with the National Defense Council), which were discussed by the members of the Consejo Científico Social (Social Council), which includes representatives of Arauco, the National Defense Council, academic institutions, NGOs and public authorities. These measures were: (i) conducting a study, within one year, to be undertaken by an interdisciplinary committee of experts, about the current status of the wetland (which has already been completed); (ii) creating an artificial sentinel wetland for representative species, upriver from the discharge of effluents; (iii) implementing a monitoring program of environmental impact, within a five-year period; and (iv) creating a new research center focused on wetlands (Centro de Investigación de Humedales). The National Defense Council and Arauco have agreed upon the manner in which these measures have been implemented.

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

We are also subject to certain administrative proceedings as a result of a pipe leakage in the Nueva Aldea Mill in 2013, the death of fish in the Cruces River in January 2014, close to the Valdivia Mill effluent discharge, and a pipe leakage in the Arauco Mill in February 2016, all of which are currently under investigation by the competent authorities. In addition, in 2016 the Superintendence of the Environment initiated administrative proceedings against the Valdivia, Nueva Aldea, Licancel and Constitución mills. In 2017, the Superintendence of the Environment initiated an administrative proceeding against the Arauco Mill. The first part of the proceeding against the Valdivia Mill concluded in 2017. On December 15, 2017, the Superintendence of the Environment found the Valdivia Mill liable for ten out of eleven charges and imposed a fine of 7,777 UTA (approximately U.S.$ 7.3 million as of March 29, 2018). We appealed this decision with the Superintendence, which ratified its prior decision on March 23, 2018. We appealed such ratification on

April 5, 2018 before the Third Environmental Court. A final decision by the Third Environmental Court is expected to be rendered during 2018 and may be further appealed before the Supreme Court. In 2016, the Nueva Aldea and Constitución mills decided to submit compliance programs according to applicable regulations, both of which were approved by the Superintendence of the Environment. These programs require the mills to implement actions and/or make certain investments in connection with the charges made by the Superintendence. Once these activities have been completed, the proceedings relating to Nueva Aldea and Constitución will end. We expect that these proceedings will end in 2018. With regard to the Licancel Mill, the Company filed its defense in June 2016. In February 2017, the Superintendence of the Environment found the Licancel Mill liable for three out of four charges and imposed a fine of 239 UTA (approximately U.S.$205,000). This decision was appealed before the above Superintendence, which on August 7, 2017, materially reduced the fine. Arauco paid the fine and this case has been closed. Finally, the proceeding against Arauco Mill is still underway, and may result in material administrative fines or sanctions, the revocation of environmental authorizations or the temporary or permanent closure of facilities. The Company filed its defense in September 2017 and a decision by the Superintendence is expected in 2018.

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

As of December 31, 2017, we had approximately U.S.$4.3 billion of outstanding indebtedness. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Contractual obligations.” The economic environment prevailing at any point in time may prevent us from accessing, or restrict our access to, credit and capital markets to satisfy our financing needs, or we may not be able to refinance our existing indebtedness on terms that are favorable to us or at all. If we are unable to refinance our indebtedness as it becomes due, or if we refinance such indebtedness on terms that are not favorable to us, our business, results of operations and financial condition could be materially and adversely affected.

Material disruptions at any of our manufacturing, mills processing or remanufacturing facilities could negatively impact our financial results.

A material disruption at any of our manufacturing, processing or remanufacturing facilities could prevent us from satisfying customer demand for our products, meeting our production targets and/or require us to make unplanned capital expenditures, resulting in lower sales, which could have a negative effect on our financial results. Our Chilean facilities are located in a region known for seismic activity that exposes our facilities in Chile to the risk of earthquakes and in some areas, to subsequent tsunamis.

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

In January and February 2017, wildfires, exacerbated by high temperatures, the action of the winds, low atmospheric humidity and the complexity of combatting multiple focal points that appeared simultaneously in different places, broke out in the central and southern regions of Chile, and in respect of the Company, in the Maule and Bío Bío regions. As a consequence of such fires, the Company suffered the burning of approximately 72,500 hectares of forest plantations, which had an accounting value of approximately U.S.$210 million, according to IFRS accounting rules. The affected forest plantations represented approximately 6% of the IFRS value of the total of the forest plantations of the Company, and approximately 2% of the total assets of Arauco. The affected plantations have been managed by the Company in order to minimize the damage suffered as a consequence of the fires.

The forest plantations affected by the fires have insurance coverage, with their corresponding deductibles and limits. Based on the final report of the insurance appraisers, in October 2017 our subsidiary Forestal Arauco S.A. recovered a total of U.S.$35 million, after applying the U.S.$15 million deductible.

In turn, our El Cruce sawmill, which is owned by our subsidiary Maderas Arauco S.A., was also destroyed by the wildfires. El Cruce sawmill had a book value of approximately U.S.$4.5 million and an annual production capacity of 115,881 cubic meters, representing approximately 4.2% of our total sawmill production capacity at the time of the event. With regard to the insurance claim, in October 2017 we recovered U.S.$50.9 thousand on account of affected inventory, and during the first quarter of 2018, we expect to receive approximately U.S.$1.0 million net of the deductible on account of property damage.

During the fourth quarter of 2015 and the first quarter of 2016, fires affected our forest plantations and destroyed 618 hectares. During the fourth quarter of 2016 and the first quarter of 2017, fires affected our forest plantations and destroyed 82,040 hectares. During the fourth quarter of 2017 and the first quarter of 2018, approximately 587 hectares of our forest plantations were affected.

In addition, during the fouth quarter of 2017, our Viñales sawmill and remanufacturing facility suffered a stoppage of seven days due to a wildfire.

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

Our operations could be adversely affected by labor action and contractual disputes.

Approximately 44% of our employees in Chile, 49% of our employees in Argentina, 29% of our employees in Uruguay, 100% of our employees in Brazil and none of our employees in the United States or Canada were unionized as of December 31, 2017. In the past, certain work slowdowns, stoppages and other labor-related disruptions have adversely affected our operations.

During 2017, we experienced three stoppages in Chile caused by employees of our third-party contractors specifically in our Horcones complex during February (lasting two days), April (lasting two days) and November (lasting five days).

During 2016, in Chile we experienced seven stoppages caused by employees of our third-party contractors. We experienced stoppages in our Horcones complex caused by employees of our forestry contractors during February (lasting four days) and in April (lasting one day). Access to our El Colorado sawmill was blocked for three days in 2016. Our Viñales sawmill experienced three stoppages, each lasting one day, during the months of April, August and November 2016. During May 2016, our Constitución Mill had its access blocked for three days.

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

In January 2013, we experienced a four-day stoppage in Chile at the Arauco plywood mill, caused by employees of third-party contractors.

During 2017 and 2016, we suffered no labor disputes in Argentina.

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

Our Brazilian operations have not experienced any work stoppages in the last seven years.

During 2017, in Uruguay we entered into a labor agreement with unions representing the employees of our pulp mill and forestry nursery.

In Uruguay, on June 4, 2016, our mill’s activity was suspended for five days as a result of labor unrest involving employees of our logistics contractors, who blocked the access to the mill.

During 2014, we experienced 7.5 days of work stoppages during the final phase of construction at Montes del Plata in Uruguay and the start of operations, caused by contractors and third parties. During 2015, there were 28 minor events amounting to 5.5 days of work stoppages, caused by transportation and timber logistics contractors. Montes del Plata is the name of the 50/50 joint operation between Arauco and Stora Enso in Uruguay.

In 2013, we experienced approximately 33 days of work stoppages during the construction at Montes del Plata. These stoppages were caused by national and local strikes related to various labor conflicts mostly of Montes del Plata subcontractors.

Our Canadian and U.S. operations did not experience any work stoppages from 2013 through 2017.

We renewed all collective-bargaining agreements that expired during 2017 in Chile. We cannot assure you that a work slowdown, or a work stoppage or strike, will not occur prior to or upon the expiration of our labor agreements, and we are unable to estimate the extent to which any such work slowdown, stoppage or strike may adversely affect our sales.

In addition, we depend to a significant extent on employees of contractors to which we outsource a wide range of services including management of certain of our plantations and transportation of raw materials and products. On July 1, 2012, we commenced the process of insourcing the operation of 13 sawn timber industrial facilities, which had previously been managed by third-party companies. In the process, we hired 2,900 employees of these third-party companies. As of December 31, 2017, we had contracts with approximately 883 contractors, who employed approximately 21,208 employees. Under Chilean and Brazilian labor legislation, we are secondarily liable for the payment of labor and social security obligations owed to employees of our contractors. In Chile, in the event that we do not exercise the rights granted to us by the labor laws regarding the supervision of our contractors in their compliance of their labor and social security obligations, then our responsibility is elevated from secondary to joint and several, thus enabling an employee of a contractor to bring a claim relating to these obligations against both the contractor and us, as the party hiring such contractor, although the contractor would remain primarily liable for such obligations. Generally, we are also responsible for the health and safety conditions of the contractors’ workers and are obligated to ensure that the contractors comply with all obligations related to such conditions while such workers are performing activities for us within our corporate purpose.

Our U.S. operations must comply with the regulations of the Occupational Safety & Health Administration (OSHA) and the Federal Labor Standards Act (FLSA), among others.

Our Canadian operations must comply with the regulations of the Occupational Safety & Health Administration (OSHA).

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

At the end of 2017, the Constitución pulp mill and the Viñales sawmill and remanufacturing facility experienced a 40-day stoppage caused by workers of certain transportation companies. The agreements with the employers of the workers that acted with violence were terminated.

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

As of December 31, 2017, 60.2% of our property, plant and equipment and forest assets were directly owned by Arauco and our Chilean subsidiaries, and in 2017, 59.3% of our revenues were attributable to our Chilean operations. Accordingly, our business, financial condition, results of operations and cash flows depend, to a considerable extent, upon economic conditions in Chile. Future changes in the Chilean economy – affecting interest rates, inflation, tax rates or charges on imports and/or exports, among others – could adversely affect our business, financial condition, results of operations and cash flows and may impair our ability to proceed with our strategic plan of business. In addition, such changes may impact the market price of our securities. The Chilean government’s actions have had and may continue to have a material effect on private sector entities. We have no control over and cannot predict how government intervention and policies will affect the Chilean economy or, directly and indirectly, our operations and revenues.

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

The Superintendence of Securities and Insurance (former “SVS”, and the Commission for the Financial Market since January 2018) issued Oficio Circular No. 856 on October 17, 2014, which instructed regulated entities to record as a charge to shareholders’ equity in their statutory financial statements the difference in deferred tax assets and liabilities that resulted from the increase in the tax rate set forth in Law No. 20,780. The impact of this circular was incorporated in the statutory financial statements which are used to determine the distributable income. This circular differs from International Financial Reporting Standards (IFRS), which requires the impact to be recorded as part of the income statement. However, the financial statements that we prepared and filed with the SVS as of and for the periods ended September 30 and December 31, 2014, 2015, 2016 and 2017, account for deferred taxes in accordance with Oficio Circular No. 856.

In our financial statements prepared in accordance with IFRS, the effect of the change in the tax rate of first category in assets and liabilities relating to deferred taxes resulted in an expense of U.S.$292,717,000 (U.S.$292,155,000 attributable to owners of the parent) that was recorded in the income statement for the year ended December 31, 2014.

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

In addition, as an international company operating in Chile and several other countries, we transact a portion of our business and have assets and liabilities in Chilean pesos and other non-U.S. dollar currencies, such as the Euro, the Argentine peso, the Uruguayan peso, the Brazilian real, the Colombian peso, the Mexican peso and the Canadian dollar, among others. To the extent that the Chilean peso depreciates against the U.S. dollar, our domestic revenues may be adversely affected when expressed in U.S. dollars. The same effects may occur for our domestic sales in Argentina, Brazil and Canada, or other countries where we have operations for revenues related to products sold in each of the respective local currencies. As a result, fluctuations in the exchange rates of such foreign currencies relative to the U.S. dollar may have a material adverse effect on our business, results of operations, financial condition and cash flows.

Risks Relating to Argentina

The economic conditions in Argentina may adversely affect our financial condition, results of operations and cash flows.

As of December 31, 2017, 8.9% of our property, plant and equipment and forest assets were owned by our Argentine subsidiaries, and in 2017, 9.4% of our revenues were attributable to our Argentine operations. The financial condition and results of our Argentine operations, including the ability of our Argentine subsidiary Arauco Argentina S.A. (or “Arauco Argentina”, formerly known as Alto Paraná S.A.), to raise capital, depend, among other factors, upon economic conditions prevailing in Argentina. See “Item 4. Information on our Company—Description of Business—History.”

There are various aspects of the Argentine economy that could adversely affect our operations, including, among others, inflation, interest rates, foreign exchange controls and taxes. Between 2001 and 2016, there have been several monetary and currency exchange control measures implemented in Argentina, which have included the obligation to repatriate foreign currency earned abroad and tight restrictions on transferring funds abroad, with certain exceptions for authorized transactions. In 2016 and 2017, most of these measures have been eliminated or relaxed by the Argentine administration that took office as of December 10, 2015. After moving quickly to eliminate foreign-exchange restrictions and shifting to a more flexible exchange rate, the government announced its intention to reduce inflation gradually. However, such reduction is taking longer than originally expected.

In 2017, we signed an intercompany loan with Arauco Argentina for US$250 million, which proceeds were used to repay in full certain Arauco Argentina debt that we guaranteed. For a description of Arauco Argentina’s debt which we guaranteed see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Although past restrictions did not materially affect Arauco Argentina’s business, financial condition, results of operations and cash flows, including its ability to service its debt or transfer funds abroad, if in the future such payments are restricted, our financial condition, results of operations and cash flows would be negatively affected.

We have no control over and cannot predict how any future changes in economic policy or other changes in the Argentine economy could affect our operations and revenues in Argentina.

Risks Relating to Brazil

Economic conditions in Brazil may have a direct impact on our business, financial condition, results of operations and cash flows.

As of December 31, 2017, 10.6% of our property, plant and equipment and forest assets were owned by our Brazilian subsidiaries, and in 2017, 7.6% of our revenues were attributable to our Brazilian operations. See “Item 4. Information on our Company—Description of Business.” As a result of the foregoing, to a certain extent, our business, financial condition, results of operations and cash flows will be dependent on economic conditions in Brazil.

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

Brazil has, in the past, experienced high rates of inflation. More recently, Brazil’s rates of inflation were 5.9% in 2013, 6.4% in 2014, 10.7% in 2015, 6.3% in 2016 and 3.0% in 2017, as measured by the Índice de Preços ao Consumidor-Amplo (Brazilian Consumer Price Index). In the past, inflation, governmental measures to combat inflation and public speculation about possible future actions have had significant effects on the Brazilian economy and on the financial condition and results of operation of business, such as ours, operating in Brazil.

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

For example, the Brazilian real appreciated against the U.S. dollar by 19.8% in 2016 and depreciated by 1.8% in 2017. The exchange rate between the Brazilian real and the U.S. dollar may continue to fluctuate and may rise or decline substantially from current levels. From January 1 to March 31, 2018 the Brazilian real depreciated by 1.4% with respect to the U.S. dollar.

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

As of December 31, 2017, 15.7% of our property, plant and equipment and forest assets were owned by Montes del Plata and its affiliates in Uruguay, and in 2017, 8.5% of our revenues were attributable to the Uruguayan operations of Montes del Plata. See “Item 4. Information on our Company—Description of Business.”

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

As of December 31, 2017, 4.2% of our property, plant and equipment and forest assets were owned by our U.S. subsidiaries, and in 2017, 11.4% of our revenues were attributable to our U.S. subsidiaries. See “Item 4. Information on our Company—Description of Business.”

As of December 31, 2017, 0.4% of our property, plant and equipment and forest assets were owned by our Canadian subsidiaries, and in 2017, 3.9% of our revenues were attributable to our consolidated Canadian subsidiaries, which includes our Canadian subsidiaries’ operations in the United States. See “Item 4. Information on our Company—Description of Business.”

As a result of the foregoing, to a certain extent, our business, financial condition, results of operations and cash flows will be dependent on economic conditions in the United States and Canada.

Risks Relating to Other Markets

Our business, earnings and prospects may be adversely affected by developments in other countries that are beyond our control.

Our business, financial condition, results of operations and cash flows depend on the level of economic activity, government and foreign exchange policies and political and economic developments in our principal export markets. In 2015, 2016 and 2017, 90.8%, 92.2% and 94.2% respectively, of our total pulp sales, and 42.3%, 43.1%, and 42.6%, respectively, of our total sales of forestry and wood products, were attributable to exports, principally to customers in Asia, the Americas and Western Europe, collectively. Our business, earnings and prospects, as well as our financial condition, results of operations, cash flows and the market price of our securities, may be materially and adversely affected by developments in these export markets relating to inflation, interest rates, currency fluctuations, protectionism, government subsidies, price and wage controls, exchange control regulations, taxation, expropriation, social instability or other political, economic or diplomatic developments. For example, certain target countries to which we export may impose buying restrictions in our industry, which may adversely affect our sales. We have no control over these conditions and developments which could adversely affect us and our business, financial condition, results of operations and cash flows or the price or market of our securities.

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

Under current Chilean law and regulations, payments of interest made from Chile to holders of debt securities who are neither residents nor domiciled or organized in Chile for purposes of Chilean taxation will, generally, be subject to Chilean withholding tax at a rate of 4.0%. Subject to certain exceptions, we will pay additional amounts (as described in “Item 10. Additional Information—Taxation”) so that the net amounts received by the holder of our notes (including additional amounts) after such Chilean withholding tax will equal the amounts that would have been received in respect of the notes in the absence of such Chilean withholding tax. In the event of certain changes in Chilean tax laws requiring that we pay additional amounts that are in excess of the additional amounts that we would owe if payments of interest on our securities were subject only to a 4.0% withholding tax, we will have the right to redeem our securities.

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

Item 4. Information on our Company

DESCRIPTION OF BUSINESS

We believe that, as of December 31, 2017, we were one of Latin America’s largest forest plantation owners, and that we are Chile’s largest exporter of forestry and wood products in terms of revenue. We have industrial operations in Chile, Argentina, Brazil, the United States, Canada, Uruguay (via our 50% share in Montes del Plata) and Spain, Portugal, Germany and South Africa (via our 50% share in Sonae Arauco). As of December 31, 2017, we had more than 1.0 million hectares of plantations in Chile, Argentina, Brazil and Uruguay combined. During 2017, we harvested approximately 24.6 million cubic meters of sawlogs and pulplogs and sold approximately 7.7 million cubic meters of wood products, including sawn timber (green and kiln-dried lumber), remanufactured wood products, plywood and panels (medium density fiber board, or MDF, particleboard, or PBO, and high density fiber board, or HB). During 2017, we sold approximately 3.8 million tonnes of pulp in the form of hardwood bleached pulp, softwood bleached pulp, softwood unbleached pulp and fluff pulp.

Based on information published by Hawkins Wright Ltd., an independent research company for the pulp and paper industry, as of December 31, 2017, we were one of the world’s largest producers of bleached and unbleached softwood kraft market pulp in terms of production capacity, with an estimated 6.3% share of the total world production capacity of bleached softwood kraft market pulp and a 22.2% share of the total world production capacity of unbleached softwood kraft market pulp. “Market pulp” is pulp sold to manufacturers of paper products, as opposed to pulp produced by an integrated paper producer for use in its paper production facilities. “Kraft pulp” is pulp produced using a chemical process.

Based on further information published by Hawkins Wright Ltd., we were also one of the world’s lowest-cost producers of softwood kraft market pulp. We believe that we are able to produce our products at a lower cost than our competitors because of the high growth rate and short harvest cycle of radiata and taeda pine compared to other commercial softwoods, the advanced genetic and silvicultural techniques we apply in our forest management, our modern mill facilities and, in the case of Chile, the proximity of our operations to Pacific coast ports.

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

On September 27, 2009, Arauco and its subsidiary Inversiones Arauco Internacional, executed a series of joint operation agreements with Stora Enso, pursuant to which Stora Enso Amsterdam B.V. agreed to transfer the ownership of 100% of the shares of Stora Enso Uruguay S.A. to Forestal Cono Sur. As a consequence of this transaction, Arauco and Stora Enso equally control all assets that both companies own in Uruguay. Such joint operation, named Montes del Plata, is formed by the companies Forestal Cono Sur S.A., Stora Enso Uruguay S.A., Eufores S.A., Celulosa y Energía Punta Pereira S.A., Zona Franca Punta Pereira S.A., Ongar S.A., Terminal Logística e Industrial M´Bopicuá S.A.and El Esparragal Asociación Agraria de R.L.

In April 2010, our subsidiary Arauco do Brasil S.A. acquired 50% of the shares of Dynea Brasil S.A. from Dynea AS for U.S.$15 million. As a result of this acquisition, we became the owner of 100% of the shares of Dynea Brasil S.A., which was absorbed by Arauco do Brasil S.A. in May 2010.

On January 18, 2011, as per the Montes del Plata joint operation, Arauco and Stora Enso agreed to carry out the construction of a state of the art pulp mill with an annual capacity of 1.3 million tonnes, a port and a power producing unit based on renewable sources, all located in Punta Pereira in the department of Colonia, Uruguay. The total investment was approximately U.S.$2.5 billion. The pulp mill entered the production phase in June 2014, and reached full production capacity in October 2015.

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

In 2012, Arauco Panels USA, one of our U.S. subsidiaries, acquired an industrial facility in Moncure, North Carolina, for U.S.$56 million plus approximately U.S.$6 million in respect of working capital, subject to adjustment based on actual working capital at closing. The facility includes MDF and high-density fiberboard, or HDF, production lines with annual production capacity of up to 330,000 cubic meters, a PBO production line with annual production capacity of up to 270,000 cubic meters and two melamine product production lines. This transaction closed in January 2012.

On June 7, 2012, we signed a share purchase agreement to acquire 100% of the shares of Flakeboard Company Limited or Flakeboard, a Canadian company, for a total purchase price of U.S.$242.5 million. Flakeboard is a key North American producer of wood paneling for furniture. It owns and operates seven panel mills in Canada and the U.S. with an aggregate annual production capacity of 1.2 million cubic meters of MDF panels, an annual production capacity of 1.2 million cubic meters of PBO, and an annual production capacity of 634,000 cubic meters of melamine. This transaction closed in September 2012.

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

On December 1, 2015, Arauco’s wholly-owned subsidiaries Paneles Arauco S.A., Aserraderos Arauco S.A. and Arauco Distribución S.A. were merged into Paneles Arauco S.A., company which operates in the wood products segment (previously referred to as timber segment), including in the panel and sawmill businesses.

On November 30, 2015, our subsidiary Inversiones Arauco Internacional Limitada, entered into a share purchase agreement with Sonae Industria (“Sonae”) under which the purchase of 50% of the shares of a Spanish subsidiary of Sonae, currently named Tableros de Fibras S.A., was agreed, along with the name change to “Sonae Arauco”. According with the executed agreements, both Sonae and Arauco agreed to jointly control Sonae Arauco. On May 31, 2016, we closed the Sonae Arauco transaction. The price paid was the amount of €137,500,000 (equivalent to U.S.$153.1 million at the time of the purchase). Sonae Arauco and its subsidiaries produce market wood panels, of the OSB, MDF and PBO type, and sawn timber through the operation of: (i) two panel plants and one sawmill in Spain; (ii) two panel plants and one resin plant in Portugal; (iii) four panel plants and one impregnation papers plant in Germany, (iv) and two panel mills in South Africa. In the aggregate, the production capacity of Sonae Arauco is approximately 460,000 cubic meters of OSB, 1,450,000 cubic meters of MDF, 2,270,000 cubic meters of particleboards and 100,000 cubic meters of sawn timber.

On October 25, 2016, Arauco informed the approval by its board of directors of the commencement of the construction of the “MDP Grayling” project, which will be located in the State of Michigan, United States of America. Such project will be carried out by our U.S. subsidiary Flakeboard America Limited. The project comprises the construction and operation of a plant that will manufacture medium-density particle board, or MDP. Arauco expects that the production capacity of the plant will be 800,000 cubic meters of finished product per year, of which approximately 300,000 cubic meters will be coated with melamine paper. Arauco expects that the Project will commence its operations by the end of 2018 and that its sales will exceed U.S.$200 million per year. The execution of this project requires an estimated investment of U.S.$400 million, which are expected to be financed with Arauco’s own resources.

On September 13, 2017, Arauco announced the approval by its board of directors of the “Dissolving Pulp” project, relating to the Valdivia mill, which aims to diversify the type of pulp produced in the Valdivia mill, by enabling it to produce dissolving pulp. Arauco estimates that this project will require an investment of approximately U.S.$185 million. This project will be carried out in the current facilities of the Valdivia mill, implementing certain adjustments and incorporating new equipment. Among others, the project contemplates the installation of two new additional digesters to optimize the production level of dissolving pulp, a new discharging tank (storing process) of pulp and certain modifications to the treatment areas. In addition, the project is expected to increase the Valdivia’s mill capacity to inject energy to the Chilean power grid (Sistema Interconectado Central, or SIC) from the current units of the mill.

On December 6, 2017, our Brazilian subsidiary Arauco do Brasil S.A. purchased from Masisa S.A. all of the equity rights in Masisa do Brasil Ltda., currently named Arauco Indústria de Painéis Ltda. The enterprise value of the transaction was U.S.$102.8 million, subject to certain deductions made under the contract. The main assets owned by Masisa do Brasil Ltda. consist of two industrial complexes located in Ponta Grossa (Paraná) and in Montenegro (Rio Grande do Sul). They have a line of MDF boards with an annual installed capacity of 300,000 m3, a line of MDP boards with a current annual installed capacity of 500,000 m3, and four lines of melamine coating, with a total annual installed capacity of 660,000 m3.

On December 19, 2017, our subsidiaries Inversiones Arauco Internacional Limitada and AraucoMex, S.A. de C.V., agreed with the Chilean company Masisa S.A. the purchase of all of the shares of Masisa’s Mexican subsidiaries, namely Maderas y Sintéticos de México, S.A. de C.V., Maderas y Sintéticos Servicios, S.A. de C.V., Masisa Manufactura, S.A. de C.V., Placacentro Masisa México, S.A. de C.V. and Masnova Química, S.A. de C.V. The price of this transaction was U.S.$245 million, to be paid to Masisa at the closing of the transaction (which is expected to occur in 2018). The main assets of the Masisa’s Mexican subsidiaries consist of three industrial complexes located in Chihuahua, Durango and Zitácuaro, that jointly have three PBO lines with an annual installed capacity of 519,000 m3; a MDF line with an annual installed capacity of 220,000 m3; three melamine (or TFL) lines with an annual installed capacity of 426,000 m3; a chemical plant with an annual installed capacity of 66,000 tons of resins and 60,600 tons of formaldehyde; and impregnation lines with an aggregate annual installed capacity of 22.8 million of m2. Furthermore, Maderas y Sintéticos de México, S.A. de C.V. is the lessee of a chemical plant in Lerma, with an annual installed capacity of 43,200 tons of resins and 22,000 tons of formaldehyde. The closing of this transaction is subject to several conditions precedent, customary in this type of transactions, the most relevant one being the approval by the Mexican antitrust authority (Comisión Federal de Competencia Económica or “COFECE”). Arauco expects that this transaction will close during the second semester of 2018.

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

The following table sets forth our ownership interests in our subsidiaries as of December 31, 2017.

	Country of incorporation	Total stock held
Agenciamiento y Servicios Profesionales S.A. de C.V.	Mexico	99.9990%
Arauco Argentina S.A.	Argentina	99.9801
Arauco Australia Pty Ltd.	Australia	99.9990
Arauco Bioenergía S.A.	Chile	99.9999
Arauco Colombia S.A.	Colombia	99.9982
Arauco do Brasil S.A.	Brazil	99.9990
Arauco Europe Cooperatief U.A.	The Netherlands	99.9990
Arauco Florestal Arapoti S.A.	Brazil	79.9992
Arauco Forest Brasil S.A.	Brazil	99.9992
Arauco Indústria de Painéis Ltda	Brazil	99.9990
Arauco Middle East DMCC	Dubai	99.9990
Arauco Nutrientes Naturales SpA	Chile	99.9484
Arauco Panels USA LLC	U.S.A.	99.9990
Arauco Perú S.A.	Peru	99.9990
Arauco Wood Products, Inc.	U.S.A.	99.9990
Araucomex S.A. de C.V.	Mexico	99.9990
Consorcio Protección Fitosanitaria Forestal S.A.	Chile	57.5223
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	99.9795
Flakeboard America Limited	U.S.A.	99.9990
Flakeboard Company Limited	Canada	99.9990
Forestal Arauco S.A.	Chile	99.9484
Forestal Cholguán S.A.	Chile	98.4826
Forestal Los Lagos S.A.	Chile	79.9587
Forestal Nuestra Señora del Carmen S.A.	Argentina	99.9805
Forestal Talavera S.A.	Argentina	99.9942
Greenagro S.A.	Argentina	97.9805
Inversiones Arauco Internacional Ltda.	Chile	99.9990
Investigaciones Forestales Bioforest S.A.	Chile	99.9489
Leasing Forestal S.A.	Argentina	99.9801
Maderas Arauco S.A. (Ex Paneles Arauco S.A.)	Chile	99.9995
Mahal Empreendimentos e Participacoes S.A.	Brazil	99.9961
Novo Oeste Gestão de Ativos Florestais S.A.	Brazil	99.9991
Savitar S.A.	Argentina	99.9841
Servicios Aéreos Forestales Ltda.	Chile	99.9990
Servicios Logísticos Arauco S.A.	Chile	99.9997

Business Strategy

We focus on creating maximum value from our forestland, managing our operations sustainably and developing products that contribute to an economy based on renewable resources that improves the quality of life of millions of people around the world.

Combining science, technology and innovation, we seek to unfold the full potential of our plantations and develop renewable products in our forestry, pulp, timber, panels and clean energy business areas. We also manage our operations responsibly by adopting the best environmental practices and promoting the safety and development of employees and contractors.

We seek to create high quality products and materials for the paper, packaging, furniture, construction and energy industries, and to provide quality service to our customers, always seeking that our products be considered the superior choice.

Lastly, we strive to become a leader in corporate responsibility in the areas where we are present, showing respect for their communities and members, and by being active in their social and economic development.

Domestic and Export Sales

The following table sets forth our revenues derived from exports and domestic sales for the years indicated.

	Year ended December 31,
	2017	2016	2015
	(in millions of U.S. dollars)
Export Sales
Bleached pulp	$1,935	$1,628	$1,762
Unbleached pulp	285	253	275
Sawn timber	400	400	419
Remanufactured wood products	231	218	231
Plywood	197	185	203
Panels	325	305	300
Other	10	2	4

Total export revenue	$3,383	$2,991	$3,195

Domestic Sales
Bleached pulp	$127	$152	$197
Unbleached pulp	9	7	8
Sawn timber	76	80	79
Remanufactured wood products	28	28	57
Plywood	41	42	37
Panels	1,318	1,229	1,297
Logs	73	63	88
Chips	25	21	18
Electric power	94	103	121
Other	64	45	50

Total domestic revenue	$1,855	$1,770	$1,952

Revenue	$5,238	$4,761	$5,147

The following table sets forth a geographic market breakdown of our export revenues for the years indicated.

	Year ended December 31
	2017	2016	2015
	(in millions of U.S. dollars)
Asia and Oceania	$1,898	$1,553	$1,673
North America	671	627	656
Europe	361	326	236
Central and South America	256	299	482
Other	197	186	148

Total	$3,383	$2,991	$3,195

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

Throughout our history, we have demonstrated a continued commitment to the improvement of our forest management policies. We have adopted environmentally sensitive policies towards our holdings of native forests, which are protected and preserved in their entirety. Our products come from our established plantations only; we do not sell any products derived from our native forests. We conduct our forestry operations in accordance with current legislative and environmental sustainability standards. Certain of our subsidiaries have received various environmental certifications as of the date of this annual report. See “Item 4. Information on our Company—Certifications.”

Forest Plantations

The information in this section refers to 100% of the plantations owned by Forestal Arauco S.A. (Chile), 80% of the plantations owned by Forestal Los Lagos S.A., 100% of the plantations owned by Arauco Argentina, 50% of the plantations we own in Uruguay through the Montes del Plata joint operation, 100% of the plantations owned by Arauco Forest Brasil, 80% of the plantations owned by Arauco Florestal Arapoti and 100% of the plantations owned by Mahal Empreendimentos e Participacoes S.A., unless otherwise mentioned.

As of December 31, 2017, our planted forests consisted of 66.5% radiata, taeda and elliottii pine and 31.2% eucalyptus. Radiata, taeda and elliottii pine have a rapid growth rate and a short harvest cycle compared to other commercial softwoods. These pine species are sufficiently versatile for both the production of forestry and timber and the production of long-fiber pulp for sale to manufacturers of paper and packaging. Eucalyptus is used to produce short-fiber pulp for sale to manufacturers of paper and tissue.

We seek to manage our forestry resources seeking to ensure that the annual growth of our forest is equal to or greater than the volume of resources harvested each year. In 2017, Arauco planted a total of 62,128 hectares and harvested a total of 60,109 hectares in Chile, Argentina, Brazil and Uruguay. We believe that our annual harvests and plantations, long-term sustainable equilibrium is approximately 73.4 thousand hectares.

Our planted radiata pine forests are located in central and southern Chile, and most are located in close proximity to our major production facilities. As of December 31, 2017, our aggregate radiata pine holdings comprised 36% of all Chilean radiata pine plantations, making us the country’s largest radiata pine plantation owner according to the Chilean Forestry Institute. As of December 31, 2017, we owned approximately 1.1 million hectares of land in Chile, of which 674 thousand hectares are forest plantations.

As of December 31, 2017, we owned approximately 263,219 hectares of forest and other land in Argentina, approximately 235,543 hectares of forest and other land in Brazil and approximately 123,464 hectares of forest and other land that Montes del Plata owns in Uruguay. Of the total land we own in Uruguay through Montes del Plata, 100% is planted with eucalyptus: dunnii (84.1%), globulus (2.3%), grandis (4.5%) and other species (9.1%).

Of the total land we own in these three countries, approximately 166,167 hectares of land are planted with taeda pine and elliottii pine, both species of softwood that have a growth rate similar to that of radiata pine, and 149,046 hectares with eucalyptus. The balance includes plantations of other species of trees, land to be planted, protected areas and native forests.

The following table sets forth the number of hectares and types of uses of our land holdings and rights, as of December 31, 2017.

	As of December 31, 2017
	Total	Distribution
	(in hectares)	(percentage)
Pine plantations (1)
0-5 years	167,330	9.6%
6-10 years	152,058	8.8%
11-15 years	132,554	7.6%
16-20 years	119,419	6.9%
21+ years	99,939	5.8%
Subtotal	671,300	38.7%
Eucalyptus plantations (2)	315,387	18.2%
Plantations of other species	22,669	1.3%
Subtotal of Plantations	1,009,356	58.2%
Land for plantations	98,743	5.7%
Land for other uses (3)	629,303	36.1%

Total (4)	1,734,402	100.0%

(1)	All years are calculated from the date of planting.
(2)	Approximately 81% of our eucalyptus plantations are less than 10 years old.
(3)	Includes roads, firebreaks, native forests and yards.
(4)	Includes 100% of the plantations owned by Forestal Arauco S.A. (Chile), 80% of the plantations owned by Forestal Los Lagos S.A., 100% of the plantations owned by Arauco Argentina, 50% of the plantations we own in Uruguay through the Montes del Plata joint operation, 100% of the plantations owned by Arauco Forest Brasil, 80% of the plantations owned by Arauco Florestal Arapoti and 100% of the plantations owned by Mahal Empreendimentos e Participacoes S.A.. Also includes 23,698 hectares for which we have the right to harvest but do not own the land, of which 16,794 hectares are in Chile, 6,599 hectares are in Uruguay and 305 hectares are in Argentina.

Land Acquisition and Afforestation

Our total land assets have increased from fewer than 170,000 hectares in 1980 to 1,734,402 hectares as of December 31, 2017. In the five years ending December 31, 2017, we purchased 26,799 hectares of land, of which 26,136 hectares were purchased in Chile and 663 in Brazil. For more information regarding our material acquisitions, see “Item 4. Information on our Company—Description of the Busines —History”.

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

Forest Management

For our pine plantations, our forestry management activities seek to increase sawlogs through advanced genetic techniques, planting and site preparation procedures, thinning and pruning. Managed forests can produce trees of larger diameter and, if pruned, a higher proportion of clear wood, which generally commands a higher price than knotted wood. Although some land is not suitable for the production of pruned logs, as of December 31, 2017, approximately 63% of our pine forests in Chile were conducive to clear wood production.

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

As of December 31, 2017, we had 16 nurseries in Chile, Argentina, Brazil and Uruguay (through Montes del Plata), in which we grow seedlings using seeds and cuttings from genetically selected trees. To achieve higher quality trees and an increased growth rate, we apply strict selection criteria to the trees from which seedlings are produced. We then plant the seedlings manually. Depending upon the species of tree to be planted and the nutrient and physical characteristics of the soil, we may also undertake a certain amount of ground preparation before planting. Our other principal forest activities are thinning, pruning and harvesting.

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

Harvesting timber involves felling trees, removing branches from the logs, cutting the logs into appropriate sections and loading the logs onto trucks for transport to sawmills, panel mills or pulp mills. We use the lower section of the radiata pine, comprising the first 7 to 12 meters, in sawmills and plywood mills. We use the mid-section of the radiata pine, comprising, on average, the next 8 to 13 meters, in either sawmills or pulp mills, depending on the diameter and quality of the pine. We use the top section of the tree for pulp, MDF and MDP production.

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

	2017	2016	2015
	(in hectares)
Thinning	5,553	16,229	14,003
Pruning	32,869	33,547	31,292
Harvesting	38,439	31,863	33,266

We manage our forest activities, but we hire independent contractors to perform the bulk of our operations, including planting, maintenance, thinning, pruning, harvesting, transportation and access road construction. As of December 31, 2017, we had arrangements with more than 261 independent contractors that employed over 12,274 workers in Chile. Many of these contractors have long-standing relationships with us, but we award the majority of contracts based on competitive bids. We believe that our arrangements with independent contractors provide greater flexibility and efficiency than performing these activities directly

Our plantations are interspersed with native forest and farmland, and, as a result, they are naturally protected against the spread of certain diseases. In addition, our subsidiary Investigaciones Forestales Bioforest S.A., or Bioforest, has developed strategies to protect our forests from pests and diseases. During the last six years, radiata pine plantations in Chile have been affected by two health problems: 1) the sirex noctilio, a wasp which attacks stressed trees, has caused a natural selection for thinning and 2) the disease produced by phytophthora pinifolia has reduced the growth rate of certain trees. To mitigate the effects of the sirex noctilio, Bioforest has implemented a biological control program under which it has released into the affected forests natural enemies of the sirex noctilio, including the nematode, the beddingia siricidicola and the parasitoid ibalia leucospoide. To control the spread of phytophthora pinifolia, Bioforest has begun a genetic program to make our trees more tolerant to this disease and has also begun dispersing in our forests a fertilizer that further promotes resistance. For more information regarding certain risks to our forests presented by disease, see “Item 3. Key Information—Risk Factors—Disease or fire could affect our forests and manufacturing processes and, in turn, adversely affect our business, financial condition, results of operation and cash flows.”

We operate an extensive fire control organization to minimize any fire damage to our forests. The operation consists primarily of a system of spotter towers, manned 24 hours a day during the summer months, from which spotters report the direction of any fire observed to a central command post, where the fire’s exact location is determined and an appropriate ground and/or aerial response is formulated. The focus of this operation is to detect and control fires in less than 10 minutes in order to prevent fires from spreading. During the years 2015 and 2016, this system limited fire damage to our forests to an average of 3,907 hectares of the plantations per year. Notwithstanding such system, during January and February 2017, large forest fires affected Arauco’s plantations in the Maule and Bio Bio Regions in southern Chile. About 72,500 hectares of our forest plantations were damaged to some extent and our El Cruce Sawmill was destroyed as a result of these fires. Also, when feasible, we work in firefighting activities with authorities, other fire control organizations and local communities.

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

Forest Production

We harvested 24.6 million cubic meters of logs during the year ended December 31, 2017, consisting of 8.8 million cubic meters of sawlogs, 8.5 million cubic meters of pine pulplogs and 7.3 million cubic meters of eucalyptus pulplogs and other logs. We did not export any pulplogs during 2017 because substantially all of the pulplogs from our forests were used in our pulp or panel mills. During 2017, our sawmills and panel mills used 7.0 million cubic meters of sawlogs. We also sold 1.6 million cubic meters of sawlogs to unaffiliated domestic sawmills during 2017.

A log merchandising facility located at the same site as our Horcones I and Horcones II sawmills optimizes, cuts and classifies wood destined for our plywood facility, sawmills or pulp mills with an annual processing capacity of 1.2 million cubic meters of logs per year. The Nueva Aldea complex also includes a log merchandising facility, with an annual processing capacity of 1.3 million cubic meters of logs per year.

Pulp

We believe that we were Chile’s largest producer of bleached and unbleached softwood market pulp in terms of production in 2017. For the year ended December 31, 2017, pulp sales were U.S.$2.4 billion, representing 45.0% of our total revenues for the period.

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

Pulp Mills

As of December 31, 2017, we owned and operated five pulp mills in Chile, one in Argentina, and jointly owned and operated one in Uruguay with Stora Enso, with an aggregate installed annual production capacity of approximately 3.9 million tonnes. This figure includes 50% of our Uruguay (Montes del Plata) joint operation. Our six pulp mills, together with the 50% volume we include from our interest in the Montes del Plata mill, produced 3.3 million tonnes of bleached pulp and 0.4 million tonnes of unbleached pulp in 2017.

All our pulp mills in Chile, the Puerto Esperanza pulp mill in Argentina and the Montes del Plata mill in Uruguay are certified under international standards. See “Item 4. Information on our Company—Certifications”.

The following table sets out bleached and unbleached kraft pulp production by plant for each of the years indicated.

	Year ended December 31,
	2017	2016	2015	2014	2013
	(in thousands of tonnes)
Chile
Arauco Mill
Arauco I	264	258	268	269	284
Arauco II (bleached)	456	475	474	483	510
Arauco II (unbleached)	21	—	—	—	—
Valdivia Mill (bleached)	550	550	549	550	550
Constitución Mill (unbleached)	270	278	303	310	311
Nueva Aldea Mill (bleached)	992	999	935	985	944
Nueva Aldea Mill (unbleached)	—	—	—	—	3
Licancel Mill (unbleached)	144	152	152	150	147

Subtotal	2,697	2,712	2,681	2,747	2,749

Argentina
Puerto Esperanza Mill (bleached)	310	341	314	282	331
Uruguay
Montes del Plata (bleached - 50%)	688	642	608	240	—

Total	3,695	3,695	3,603	3,269	3,080

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

Arauco II. Also located at the Arauco Mill, Arauco II was completed in 1991. Arauco II’s pulping process is generally the same as that of Arauco I, but it includes technological improvements in its production process and environmental design. Arauco II is also equipped to produce elementary chlorine-free pulp. The installed annual production capacity of Arauco II is approximately 510,000 tonnes. Although the mill mainly produces pine bleached kraft pulp, it could also produce pine unbleached kraft pulp.

Constitución Mill. The Constitución Mill is located in the heart of a group of our radiata pine forests in the Seventh Region of Chile. As of December 31, 2017, the Constitución Mill was the largest unbleached softwood market pulp mill in the world, with an installed annual production capacity of approximately 355,000 tonnes. The unbleached pulp produced in this mill does not use any chlorine in its production process.

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

In February 2015, the Environmental Assessment Service (SEA) unanimously approved the Environmental Impact Statement submitted by Arauco in order to move forward with the dissolving pulp project being developed at Valdivia Pulp Mill. This initiative, which requires a U.S.$185 million investment, will allow Arauco to be the first company in Chile to produce this type of pulp, in addition to creating a value-added product and diversifying its supply to the market. Dissolving pulp is mainly used in the manufacture of viscose, which is known for its softness, shine, purity and high water absorption, making it suitable for use in the production of fabric medical items and personal care items, specifically clothing. Unlike synthetic fibers that are mostly produced from oil based sources, dissolving pulp is natural and renewable. In addition, this project will increase the facility’s power generation by 15 megawatts (“MW”) in comparison with the power generation during bleached hardwood kraft pulp campaign. In July 2017, the project was approved by the authorities and in September 2017, the board of directors of Arauco unanimously approved the project, which has started its construction phase in the fourth quarter of 2017.

Nueva Aldea Mill. Located in the Eighth Region of Chile, this mill was completed in 2006 and currently has a production capacity of 1,027,000 tonnes per year, half of which is for the production of pine bleached kraft pulp and the other half of which is for the production of eucalyptus bleached kraft pulp. The Nueva Aldea Mill is equipped to produce elementary chlorine-free pulp.

Argentina

Puerto Esperanza Mill. Arauco Argentina’s softwood pulp mill is located in the Province of Misiones, a region whose soil and climate are favorable for the rapid growth of pine trees. The Puerto Esperanza Mill (formerly known as Alto Paraná mill) is the only bleached softwood kraft market pulp facility in Argentina. The mill has an installed annual production capacity of 350,000 tonnes of pulp, consisting of fluff pulp and bleached softwood pulp for paper use, currently representing almost all of the total bleached softwood pulp production capacity in Argentina.

Uruguay

Montes del Plata. Located in Punta Pereira in the department of Colonia, Uruguay, the Montes del Plata Pulp Mill began operations in June 2014. The total investment was approximately U.S.$2.7 billion. The mill has an annual installed capacity of 1.4 million air dry tonnes (“AdT”) of bleached pulp. On June 4, 2014, the environmental authorities of Uruguay (MVOTMA) approved an annual production capacity of the Montes del Plata mill of 1.5 million AdT per year.

Regarding our Montes del Plata mill in Uruguay, during 2017 we made some operational improvements that led to an increase in the annual capacity of the mill, reaching approximately 1.4 million tonnes from 1.3 million tonnes. Of the total annual capacity of the mill we own the 50% due to the joint operation we had with Stora Enso, which correspond approximately to 700 thousand tonnes of annual capacity.

Production Costs

Based on information published by Hawkins Wright Ltd., our cash costs for softwood pulp production are lower than the average costs of market pulp producers in Canada, the United States and Scandinavia, particularly with respect to transportation, which enables our costs to be lower than the average costs of our Northern Hemisphere competitors, on a total delivered cost basis. The following table sets forth our costs for the production of bleached softwood kraft pulp.

Arauco(1) Bleached Softwood Kraft Pulp Costs
(in U.S.$ per tonne)
Wood	171
Chemicals	54
Labor and Others(2)	110
Total cash cost	335
Transportation(3)	31
Marketing and Sales	3
Total delivered cost	369

Source: Arauco

(1)	For comparative purposes, only includes Arauco’s operations in Chile.
(2)	Includes labor, energy, maintenance costs, and other mill costs.
(3)	Delivered in China.

Sales

Estimated installed bleached kraft pulp capacity worldwide for the year ended December 31, 2017 equaled 63.6 million tonnes. Based on information published by Hawkins Wright Ltd., we believe that our production capacity represented 5.3% of this market in 2017. During the same year, we exported 97.9% of our bleached pulp, principally to customers in Asia and Western Europe.

Integrated manufacturers dominate the world production of unbleached softwood pulp, as opposed to non-integrated companies that sell market pulp, like us. “Market pulp” is pulp sold to manufacturers of paper products, as opposed to pulp produced by an integrated paper producer for use in its paper production facilities. With a worldwide installed capacity of unbleached softwood kraft pulp of 2.2 million tonnes for 2017, according to Hawkins Wright Ltd., we are the world’s largest single producer of unbleached softwood market pulp, based on production capacity, with 22.2% of the total market in 2017. During the same year, 97.3% of our total unbleached market pulp sales (in terms of tonnes sold) consisted of export sales. While for the last six years Asia has been our principal export market for unbleached market pulp, we continually seek niche markets for our products in Western Europe and the United States.

The following table sets forth, by region, the sales volumes of bleached and unbleached pulp for the years indicated.

	For the Year Ended December 31,
	2017	2016	2015
	(in tonnes)
Bleached Pulp
Asia and Oceania	2,311,090	2,153,550	2,003,058
Europe	547,012	557,726	603,593
North and South America	335,251	399,195	435,287
Other	134,422	130,289	35,999

Total	3,327,775	3,240,760	3,077,937

Unbleached Pulp
Asia and Oceania	338,648	326,332	325,394
North and South America	88,425	94,288	116,613
Europe	2,073	4,618	6,795
Other	15,948	14,446	10,756

Total	445,094	439,684	459,558

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

Prices for bleached kraft market pulp produced from radiata pine and eucalyptus normally fluctuate depending on prevailing world prices, which historically have been cyclical. The fluctuations generally depend on worldwide demand, world production capacity, business strategies adopted by major forestry, pulp and paper producers, the availability of substitutes and the relative strength of the U.S. dollar. See “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Conditions, Results of Operations and Cash Flows—Overview” and “—Pulp Prices” and “Item 3. Risk Factors-Risks Relating to Us and the Forestry Industry—Fluctuations in market price for our products could adversely affect our financial condition, results of operations and cash flows.”

The following table sets forth our average bleached and unbleached pine pulp prices per tonne at the indicated dates for each quarter, of the years referenced.

	2017	2016	2015
	(U.S.$ per tonne)
Bleached Pulp
1Q	565	570	644
2Q	620	590	643
3Q	633	564	652
4Q	730	558	610

Unbleached Pulp
1Q	596	594	619
2Q	664	608	600
3Q	660	573	628
4Q	768	574	621

In accordance with customary pulp market practice, we do not have long-term sales contracts with our customers (except for a few limited cases); rather, we maintain long-standing relationships with our customers with whom we periodically reach agreements on specific volumes and prices. We have a diversified customer base located throughout the world and totaling, as of December 31, 2017, more than 246 customers. As of December 31, 2017, we employed 12 sales agents to represent us in more than 43 countries. We manage this worldwide sales network from our headquarters in Chile.

Wood Products

We produce panels (fiberboard and particleboard), sawn timber (green, kiln-dried lumber and flitches), remanufactured wood products and plywood. For the year ended December 31, 2017, sales of wood products totaled U.S.$2.6 billion, representing 50.0% of our total revenues.

Exports, which include sales to countries other than the countries in which the goods are produced, accounted for 44.1% of our total revenues of wood products for the year ended December 31, 2017. We sell panels primarily to customers in North America, Brazil, Chile, Argentina and other countries in Latin America.

The following table sets forth our panel sales to unaffiliated third parties for each of the years indicated.

	Year ended December 31,
	2017	2016	2015	2014	2013
	(in thousands of cubic meters)
Panels	4,866	4,754	4,915	4,840	4,738
Sawn timber	1,842	1,944	2,079	2,361	2,284
Remanufactured wood products	445	442	422	429	411
Plywood	567	564	594	444	425
Total	7,720	7,704	8,010	8,074	7,858

As of December 31, 2017, we owned and operated two panel mills, seven sawmills and two plywood mills in Chile; two panel mills and one sawmill in Argentina; four panel mills in Brazil; six panel mills in the United States and two panel mills in Canada. Total aggregate installed annual production capacity as of December 31, 2017 was approximately 10.3 million cubic meters. We operate our sawmills in coordination with our forestry and sales operations, since our sawn timber is generally produced in accordance with customer specifications. All our sawmills are located near our pine plantations. As of December 31, 2017, we also owned four remanufacturing facilities—three in Chile and one in Argentina—that reprocess sawn timber into remanufactured wood products, such as moldings, jams and pre-cut pieces that end users require for doors, furniture and door and window frames. These facilities produced 385,097 cubic meters of remanufactured wood products in 2017.

In December 2011, Arauco Panels USA, one of our U.S. subsidiaries, entered into an asset purchase agreement to acquire an industrial facility in Moncure, North Carolina for U.S.$56 million plus approximately U.S.$6 million in working capital. In June 2012, we entered into a share purchase agreement to acquire five panel mills in the United States, one of which was located in Albany, Oregon; two in Bennettsville, South Carolina; one in Eugene, Oregon; and one in Malvern, Arkansas and two panel mills in Canada, located in St. Stephen, New Brunswick and Sault Ste. Marie, Ontario. On July 1, 2012, we commenced the process of insourcing the operation of 13 sawn timber industrial facilities in Chile, which had previously been managed by third-party companies. As a result, we incorporated 2,900 people into our workforce in that same year. In 2015, we agreed to purchase a 50% of Sonae Arauco for a total purchase price of €137.5 million (equivalent to U.S.$153.1 million), comprising the following operations: (i) two panel plants and one sawmill in Spain; (ii) two panel plants and one resin plant in Portugal; (iii) four panel plants and one impregnation of melamine papers plant in Germany, (iv) and two panel mills in South Africa. The transaction closed on May 31, 2016.

On December 6, 2017, our Brazilian subsidiary Arauco do Brasil S.A. purchased all of the equity rights in Masisa do Brasil Ltda. See “Item 4. Information on our Company—Description of Business—History.”

On December 19, 2017, our subsidiaries Inversiones Arauco Internacional Limitada and AraucoMex, S.A. de C.V., agreed to purchase all of the shares of Masisa’s Mexican subsidiaries, namely Maderas y Sintéticos de México, S.A. de C.V., Maderas y Sintéticos Servicios, S.A. de C.V., Masisa Manufactura, S.A. de C.V., Placacentro Masisa México, S.A. de C.V. and Masnova Química, S.A. de C.V. See “Item 4. Information on our Company—Description of Business—History.”

Our wood products mills in Chile, North America, Argentina and Brazil are certified under international standards. See “Item 4. Information on our Company Certifications”.

Chile

Teno Mill. This mill, which began production on July 4, 2012, has an installed annual production capacity of 300,000 cubic meters of PBO and 240,000 cubic meters of melamine laminate panels. The complex has a continuous PBO panel production line, two laminated panel production lines and one impregnation line.

Trupán-Cholguán Mill. This mill has an installed annual production capacity of approximately 575,000 cubic meters of panels and 40,000 cubic meters of melamine panels. It has three production lines, one of which produces HB with an annual capacity of 60,000 cubic meters and the other two of which produce MDF with an annual production capacity of 165,000 and 350,000 cubic meters, respectively.

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

Horcones II Sawmill. The annual production capacity of this mill is approximately 242,000 cubic meters of lumber. It also has drying facilities with an installed annual capacity of approximately 166,000 cubic meters.

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

Piray Sawmill and Remanufacturing Facility. This sawmill has installed annual production capacity of approximately 318,000 cubic meters of lumber. It is also equipped with drying kilns with installed annual production capacity of approximately 308,000 cubic meters and a remanufacturing facility with installed annual production capacity of approximately 67,000 cubic meters of remanufactured wood products.

Brazil

Jaguariaiva Mill. This mill produces MDF and has an installed annual production capacity of approximately 780,000 cubic meters of MDF panels through the first production line and 500,000 cubic meters of MDF panels through the second production line. Its total melamine lamination capacity is 480,000 cubic meters.

Piên Mill. This mill has an installed annual production capacity of approximately 750,000 cubic meters of panels distributed among two production lines with a production capacity of 440,000 cubic meters of MDF boards, 310,000 cubic meters of PBO and 264,000 cubic meters of melamine lamination.

Montenegro Mill. This mill has an installed annual production capacity of approximately 410,000 cubic meters of PBO panels and 200,000 cubic meters of melamine lamination.

Ponta Grossa Mill. This mill produces MDF and has an installed annual production capacity of approximately 310,000 cubic meters of MDF panels. Its melamine lamination capacity is 360,000 cubic meters.

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

Sonae Arauco

Sonae Arauco, of which we own 50%, and its subsidiaries produce market wood panels, of the OSB, MDF and PBO type, and sawn timber through the operation of: (i) two panel plants and one sawmill in Spain; (ii) two panel plants and one resin plant in Portugal; (iii) four panel plants and one impregnation of melamine papers plant in Germany, (iv) and two panel mills in South Africa. In the aggregate, the production capacity of Sonae Arauco is approximately 486,000 cubic meters of OSB, 1,444,000 cubic meters of MDF, 2,184,000 cubic meters of particleboards and 100,000 cubic meters of sawn timber.

Forestry Products

Our forestry products are sawlogs, pulplogs, posts and chips. As a result of our forest management policies and the increasing maturity of our plantations, our plantations are yielding increasing volumes of forestry products, particularly clear wood. As the volume of clear wood has grown, we have broadened our range of forestry products. For the year ended December 31, 2017, sales of forestry products were U.S.$97.9 million, representing 1.9% of our revenues for such year.

The following table sets forth, by category, forestry product sales to unaffiliated third parties for each of the years indicated.

	Year ended December 31,
	2017	2016	2015	2014	2013
	(in thousands of cubic meters)
Sawlogs	1,608	1,328	1,793	2,262	2,149
Pulplogs	616	459	591	499	546
Posts	—	—	—	2	13
Chips	443	366	278	303	305

Energy and Sustainable Development

We utilize renewable fuels such as forest biomass sub-products in power plants that cogenerate the steam and electricity required for our manufacturing operations, thus contributing to reducing greenhouse emissions. Biomass co-generation allows for a high thermal efficiency, approaching 80% in some cases. In addition to meeting our own energy needs, in Chile we generate a significant amount of surplus power, which we deliver to the SIC, which distributes electrical power throughout the Central and Southern Regions of Chile. In Uruguay, biomass sub-products from our Montes del Plata Mill also cogenerate the steam and electricity to meet our energy needs, and surplus power is delivered to the Uruguayan power grid.

The following table sets forth, by country and mill, our energy producing facilities and their annual installed capacities, maximum generation, average consumption and surplus power as of December 31, 2017:

Country/Mill	Installed Capacity (MW)	Maximum Generation (MW)	Average Consumption (MW)	Surplus power delivered to Power Grid (MW)
Chile
Arauco	127	105	81	24
Constitución	40	30	22	8
Cholguán	29	28	15	13
Licancel	29	20	14	6
Valdivia	140	115	54	61
Horcones (gas/diesel)	24	24	—	24
Nueva Aldea I	30	28	14	14
Nueva Aldea II (diesel) (1)	10	N.A.	—	N.A.
Nueva Aldea III	136	100	63	37
Bioenergía Viñales	41	31	9	22

Total Chile	606	481	272	209

Uruguay
Montes del Plata (2)	82	74	38	36

Total Uruguay	82	74	38	36

Argentina
Piray	38	23	15	8
Esperanza	40	35	40	—

Total Argentina	78	58	55	8

Total	766	613	365	253

(1)	Nueva Aldea II does not have energy available to sell to third parties
(2)	Considers 50% of joint operation Montes del Plata

As of December 31, 2017, we had registered five co-generation power plants in Chile as greenhouse emission reduction project activities under the Clean Development Mechanism (CDM) of the Kyoto Protocol. Three of them were registered during 2006, Trupán, Nueva Aldea (first phase) and Nueva Aldea (second phase); a fourth plant was registered in 2009, the Valdivia biomass power plant; and the fifth one was registered in January 2011, the Horcones power plant expansion project. Each of these power plants generates electricity through forestry biomass (forestry and wood industrial sub-products, including the wood pulp by-product called “black liquor”), which is a renewable carbon-neutral fuel that allows the facilities to decrease their reliance on fossil-fuel intensive grid electricity.

Arauco was the first Chilean forestry company to issue Certificates of Emission Reductions (CERs or carbon credits) through the CDM of the Kyoto Protocol in Chile. From 2007 to December 31, 2017, we had issued a total of 3.95 million CERs with our CDM projects. As of the date of this annual report, accumulated in the period from 2007 to 2017, we have sold 2.7 million CERs, mainly to European companies subject to compliance obligations under the European Trading Scheme (ETS) and to global companies who aim to compensate their emissions in the voluntary market. The following table presents the total amount of CERs issued and sold by Arauco for each of the years indicated:

	Year ended December 31
	2017	2016	2015	2014	2013	2012-2007
CERs issued (net of the commission paid to United Nations Framework Convention on Climate Change, or UNFCCC)	457,309	109,844	827,971	403,317	488,475	1.67 million
CERs sold or donated	1,095,780	561,619	1,375	42,567	—	1.04 million

In 2015, Arauco entered into a long-term sale agreement with Vattenfall Energy Trading Netherlands N.V., pursuant to which Arauco agreed to sell all its CERs generated between 2013 and 2020 to Vattenfall. This agreement provides for the sale of our carbon credits in the European compliance market, which is the largest carbon credit market currently in operation. In 2017, Arauco sold 493,659 CERs to Vattenfall Energy Trading Netherlands N.V. under the long-term agreement.

The Viñales biomass power plant, which began operations on May 17, 2012, reached its maximum production capacity on August 29, 2012. The power plant is located alongside the Viñales sawmill, in Chile’s Seventh Region. The plant includes a biomass-fueled power boiler with capacity to produce 210 tonnes of steam per hour and a 41 Megawatt extraction-condensing turbo generator. This power plant was also developed as an emission reduction project initiative by Arauco. On January 27, 2013, the Viñales emission reduction project activity was successfully registered as a greenhouse gas emission reduction project activity under the voluntary carbon standard: Verified Carbon Standard (VCS). This project issued 96,110 Verified Carbon Units (VCUs) as its first verified emission reductions (VERs) on January 3, 2017.

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

Wood Products

Arauco’s main competitors in the MDF market are: in Latin America, Duratex S.A., Masisa S.A., Berneck, and other large South American producers; in North America, local producers such as Roseburg Forest Products Co., West Fraser and Plum Creek; in Asia, producers from Malaysia and China; and in the Middle East, European producers.

For sales of PBO, in the Latin American market we compete mainly with Duratex S.A., Masisa S.A., Novopan, Berneck S.A., Egger and Fibraplac S.A. In North America, we mainly compete with Panolam, Roseburg Forest Products Co., Funder America, Uniboard, Temple-Inland Inc., Kaycan Ltd. and Sonae Indústria, SGPS, SA.

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

The following are the principal Chilean ports that we use, each of which is operational as of the date of this annual report:

•

Coronel. A private port located between Concepción and the Arauco Mill, which we built as a member of a consortium with five other companies and in which we have an equity interest of 50%. We shipped 47.3% of our aggregate export volume through this port in 2017;

•	Lirquén. A private port in Concepción in which we have an equity interest of 20.3% and through which we shipped 26.4% of our aggregate export volume during 2017; and

•	San Vicente. A state-owned port near the city of Concepción through which we shipped 26.3% of our aggregate export volume during 2017.

The closest ports to our Chilean mills are located as follows: approximately 60 kilometers from the Arauco Mill, 310 kilometers from the Constitución Mill, 370 kilometers from the Licancel Mill, 70 kilometers from the Nueva Aldea Mill and 430 kilometers from the Valdivia Mill. We do not own pulp storage warehouses at any of these ports.

We ship pulp to various ports in Europe, North and South America and Asia and, as is customary in the pulp industry, we store some stock in those ports. We use 12 foreign ports that have warehouse facilities available, and standard storage terms provide that we are entitled to a certain period of storage free of charge. We seek to ensure that we do not exceed the free storage period for each shipment. As of December 31, 2017, we had approximately 120,000 AdT of pulp in storage in warehouses at foreign ports.

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

In Uruguay, our finished product of hardwood pulp is mainly shipped to Europe and Asia through our own Montes del Plata Mill port located next to the pulp mill in Punta Pereira, Colonia, Uruguay.

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

Description of Property

The following table presents our principal properties as of December 31, 2017.

Country	Forestry	Plants and Facilities
Chile	1,112,177 total hectares 674,337 hectares of plantations	5 Pulp Mills 1 PBO Mill 1 MDF-HB Mill 2 Plywood Mills 7 Sawmills 4 Remanufacturing Facilities
Argentina	263,219 total hectares 132,325 hectares of plantations	1 Pulp Mill 1 MDF Mill 1 PBO Mill 1 Sawmill 1 Remanufacturing Facility 1 Chemical Plant
Brazil	235,543 total hectares 128,810 hectares of plantations	2 MDF Mill 1 PBO Mill 1 MDF-PBO Mill 1 Chemical Plant
Uruguay (1)	123,464 total hectares 73,885 hectares of plantations	50% of 1 Pulp Mill
United States		2 PBO Mills 3 MDF Mills 1 MDF-PBO Mill
Canada		1 MDF Mill 1 MDF-PBO Mill
Portugal		50% of 1 MDF Mill (2) 50% of 1 PBO Mill (2) 50% of 1 Resin Plant (2)
Spain		50% of 1 MDF Mill (2) 50% of 1 PBO Mill (2) 50% of 1 Sawmill (2)
Germany		50% of 2 MDF Mills (2) 50% of 1 MDF-PBO Mill (2) 50% of 1 PBO-OSB Mill (2) 50% of 1 Impregnation of melamine papers Plant (2)
South Africa		50% of 1 PBO Mill (2) 50% of 1 MDF-PBO Mill (2)

(1)	Corresponds to 50% of Montes del Plata.
(2)	Corresponds to 50% of Sonae Arauco.

Future expansion plans will depend on global market conditions. For information regarding environmental risks associated with our use of our properties, see “Item 3. Key Information—Risk Factors—Risks Relating to Us and the Forestry Industry.”

Insurance

We carry a global insurance program, consistent with industry practice, covering our production plants, facilities and equipment. This insurance provides coverage, in the event of fire, explosion, machinery breakdowns or natural disasters, including earthquakes and tsunamis. Our insurance covers up to U.S.$750 million per loss in Chile, U.S.$300 million per loss in Argentina, United States and Canada (for Arauco North America) and R$839 million per loss in Brazil, including physical damage and business interruption for up to 18 months for Chile, Argentina and Brazil, and up to 12 months for United States and Canada. The deductibles for Chile and Argentina for physical damage are U.S.$3 million per occurrence for damages caused. In case of damages caused by earthquakes and tsunamis in Chile, the deductible is 2% of the total insured amount for each location, subject to a cap of U.S.$25 million. Deductibles for Chile and Argentina for business interruption are 30 days for all losses, 45 days for machinery breakdowns and 45 days for machinery breakdowns of turbines. For Chile and Argentina we also have an annual self-insurance retention of U.S.$15 million, with a U.S.$7.5 million maximum per event. The deductible for Arauco North America, including physical damage and business interruption is U.S.$2.5 million. The deductible for Brazil, including physical damage and business interruption is R$5 million. Our insurance policy covering our production plants, facilities and equipment in Chile, are carried by Seguros Generales Suramericana S.A. (52.75%), Mapfre S.A. (26.0%) and Ace Seguros S.A. (21.25%), and in Argentina, Brazil, United States and Canada are carried by Seguros Generales Suramericana S.A. (100%).

Also, we have contracted fire insurance policies for all of our Chilean forest holdings and nurseries but do not insure against pests or disease. In Argentina, we maintain fire insurance for 15,958 hectares of timber assets located in the Delta del Paraná, near Buenos Aires and Entre Ríos. For the rest of our Argentine operations, we do not maintain fire insurance for our timber assets because we believe that the risk of damage from fire is low as Argentina receives significant amounts of rainfall, particularly during the summer months. For our forests in Brazil we maintain fire insurance for 26,000 hectares of Novo Oeste’s timber assets located in Mato Grosso do Sul. For the rest of our forests in Brazil, we do not maintain fire insurance because we believe the risk of damage from fire does not justify the costs of carrying insurance. Terms, deductibles and limits of our insurance policies in all the countries where we operate are consistent with industry practice, which in conjunction with the Company’s own resources, allow it to minimize these risks.

After the 2017 wildfires in Chile, we increased the limits of our forestry insurance coverage in Chile to U.S.$100 million with a deductible of U.S.$15 million per event. The first layer which covers up to U.S.$50 million with a deductible of U.S.$15 million per event is carried by Seguros Generales Suramericana S.A. (60%) and Liberty Compañía de Seguros Generales S.A. (40%), and the second layer which covers up to U.S.$50 million in excess of the first layer of U.S.$50 million per event is carried by Seguros Generales Suramericana S.A. (100%).

The insurance policies for plantations located in the Delta del Paraná, Argentina, are carried by Sancor Seguros and have a maximum limit of U.S.$7 million with a deductible of U.S.$100 thousand. Our insurance policies for some of our plantations located in Mato Grosso do Sul, Brazil, are carried by Fairfax Insurance and have a maximum limit of R$30 million with a deductible per event of R$1.5 million.

For more information regarding the risks for which we insure our property, see “Item 3. Key Information—Risk Factors—Risks Relating to Us and the Forestry Industry.”

On December 31, 2011, our Nueva Aldea industrial complex suffered significant fire damage at our plywood mill and forests due to wildfires that affected the Eight Region of Chile. Our forest insurance covered the losses related to our forest plantations. With regard to the property damage and business interruption, on December 11, 2012, we and the insurers accepted the final report of the insurance adjusters, and on December 16, 2013, we recovered U.S.$33 million, net of U.S.$110 million in advance payments that we had already received. With respect to our inventory, which was covered under a different policy, during 2013 we recovered U.S. $20.8 million.

In January and February 2017, wildfires, exacerbated by high temperatures, the action of the winds, low atmospheric humidity and the complexity of combatting multiple focal points that appeared simultaneously in different places, broke out in the central and southern regions of Chile, and in respect of the Company, in the Maule and Bío Bío regions. As a consequence of such fires, the Company suffered the burning of approximately 72,500 hectares of forest plantations, which had an accounting value of approximately U.S.$210 million, according to IFRS. The forest plantations affected by the fires had insurance coverage, with their corresponding deductibles and limits. In accordance with the final report of the insurance adjusters, in October 2017 our subsidiary Forestal Arauco S.A. recovered U.S.$35 million, after applying the U.S.$15 million deductible.

In turn, our El Cruce sawmill, which is owned by our subsidiary Maderas Arauco S.A., was also destroyed by the wildfires. El Cruce sawmill had a book value of approximately U.S.$4.5 million and an annual production capacity of 115,881 cubic meters, representing approximately 4.2% of our total sawmill production capacity at the time of the event. With regard to the insurance claim, in October 2017 we recovered U.S.$50.9 thousand on account of affected inventory, and during the first quarter of 2018 we expect to receive approximately U.S.$1.0 million net of the deductible on account of property damage.

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

For the year ended December 31, 2017, our aggregate capital expenditures were U.S.$844.1 million, consisting primarily of U.S.$533.8 million for addition of property, plant and equipment and U.S.$310.3 million for the addition of biological assets. The increase with respect to 2016 was mainly attributable to an increase in capital expenditures in respect of biological assets to replace those lost because of the wildfires in 2017.

For the year ending December 31, 2018, we have planned capital expenditures of U.S.$829 million, which principally include U.S.$311 million in maintenance of our existing mills, U.S.$280 million in expansion and other strategic initiatives, and U.S.$238 million in maintenance and acquisition of biological assets.

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

In November 2015, the Cruces river, where the Valdivia Mill disposes its effluents, became subject to the Norm. The Valdivia Mill discharges its treated effluents into the Cruces River, which is part of the Valdivia River Basin.

The Company and other local entities challenged the validity of the Norm before the Third Environmental Court in January 2016, expressing concerns, among others, regarding various aspects of the Norm’s General Environmental and Social Impact Assessment (AGIES, for its acronym in Spanish). These objections included the lack of identification and consideration for the effective economic and social costs resulting from the adoption of the Norm. Other objections included that the Norm’s parameters and limits exceeded the reviewed water quality criteria enforced by reference countries in both quantity and stringency; and that many of the parameters and limits were not technically or environmentally reasonable. The Third Environmental Court ruled in our favor on September 29, 2016, declaring the invalidity of the Norm, which decision was upheld by the Supreme Court in July 2017.

In December 2017, the government restarted the rulemaking process and published a new draft SWQSVR for public comments. The draft proposes to regulate using practically the same parameters and limits included in the previous Norm declared void by the Supreme Court. In our opinion, the draft presents flaws similar to those detected in the previous rulemaking process, among others, the lack of identification and consideration of its actual economic and social costs and that most of its parameters and limits are not technically or environmentally reasonable. The public comment process finished in March 2018 and several comments from the public and different stakeholders were submitted, including several technical, economical and legal reports from third parties, were submitted. According to applicable regulations, the government shall analyse and weigh the comments to prepare a final draft, prior to submitting for the consideration by the Sustentability Miniters’ Committee (Consejo de Ministros para la Sustentabilidad) and the President of the Republic. Once the new norm enters into force, we cannot exclude that the authority may declare that the Valdivia River Basin is contaminated and thus initiate an administrative proceeding to impose a decontamination plan, which may include new limits on discharges of wastewater applicable to the Valdivia Mill.

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

As of the date of this annual report, we have been subject to certain administrative proceedings as a result of a pipe leakage in the Nueva Aldea Mill in 2013, the death of fish in the Cruces River in January 2014, close to the Valdivia Mill effluent discharge, and a pipe leakage in the Arauco Mill in February 2016, all of which are currently under investigation by the competent authorities. In addition, in 2016 the Superintendence of the Environment initiated administrative proceedings against the Valdivia, Nueva Aldea, Licancel and Constitución mills. In 2017, the Superintendence of the Environment initiated an administrative proceeding against the Arauco Mill. The first part of the proceeding against the Valdivia Mill concluded in 2017. On December 15, 2017, the Superintendence of the Environment found the Valdivia Mill liable for ten out of eleven charges and imposed a fine of 7,777 UTA (approximately U.S.$7.3 million as of March 29, 2018). We appealed this decision with the Superintendence, which ratified its prior decision on March 23, 2018. We appealed such ratification on April 5, 2018 before the Third Environmental Court. A final decision by the Third Environmental Court is expected to be rendered during 2018 and may be further appealed before the Supreme Court. In 2016, the Nueva Aldea and Constitución mills decided to submit compliance programs according to applicable regulations, both of which were approved by the Superintendence of the Environment. These programs require the mills to implement actions and/or make certain investments in connection with the charges made by the Superintendence. Once these activities have been completed, the proceedings relating to Nueva Aldea and Constitución will end. We expect that these proceedings will end in 2018. With regard to the Licancel Mill, the Company filed its defense in June 2016. In February 2017, the Superintendence of the Environment found the Licancel Mill liable for three out of four charges and imposed a fine of 239 UTA (approximately U.S.$205,000). This decision was appealed before the above Superintendence, which on August 7, 2017, materially reduced the fine. Arauco paid the fine and this case has been closed. Finally, the proceeding against Arauco Mill is still underway, and may result in material administrative fines or sanctions, the revocation of environmental authorizations or the temporary or permanent closure of facilities. The Company filed its defense in September 2017 and a decision by the Superintendence is expected in 2018.

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

Once construction is completed according to the approved project and the AAP conditions, and prior to starting operations, a company needs to obtain the environmental authorization for operation, or AAO, which is regulated by the same decree, and comes to regulate the environmental compliance of the relevant companies in the operational phase of the endeavor. Montes del Plata obtained this authorization from the National Environmental Bureau, DINAMA, in June 2014, and has been recently renewed until December 2020.

We believe that the Montes del Plata operation is currently in material compliance with applicable local and national environmental regulations in Uruguay.

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

Certifications

Forestry

Certain of our subsidiaries have received various international and local environmental certifications as of the date of this annual report, which include, but are not limited to the following:

•

Forest Stewardship Council® Forest Management Certification: a forest management certification aimed at promoting forest management that is environmentally responsible, socially beneficial and economically viable for the world’s forests. FSC® is a non-profit organization devoted to encouraging the responsible management of the world’s forests (Forestal Arauco license code: FSC-C108276, Forestal Los Lagos license code: FSC-C008129, Eufores S.A. license code: FSC-C016979, Arauco Argentina S.A-Misiones license code: FSC-C128100, Arauco Argentina S.A.-Delta license code: FSC-C120468, Arauco Florestal Arapoti license code: FSC-C010673, Arauco Forest Brasil-Tunas do PR license code: FSC-C116843, Arauco Forest Brasil- C.Tenente e Sengés license code: FSC-C010303 and Mahal Empreendimentos e Participações S/A license code: FSC-C131921);

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

•

FSC® Chain of Custody Certification: a certification from the FSC® that is designed to ensure traceability from certified forest and other controlled sources to the finished product (Forestal Arauco Zona Norte license code: FSC – C013026, Forestal Arauco Zona Centro license code: FSC – C008122, Forestal Arauco Zona Sur license code: FSC – C017136, Forestal Los Lagos license code: FSC – C018322 and Eufores code: FSC-C023409);

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

Pulp

All our pulp mills in Chile are certified under ISO 9001, ISO 14001 and under standard Chain of Custody FSC® and CERTFOR (PEFC Homologated). The Puerto Esperanza Pulp Mill in Argentina is certified under ISO 14001, OHSAS 18001 and Chain of Custody FSC®. The Montes del Plata Mill in Uruguay is certified under Chain of Custody FSC®. The following list sets forth the codes of license COC FSC® for each pulp mill:

•	Arauco Pulp Mill: FSC-C006552

•	Licancel Pulp Mill: FSC-C109896

•	Constitución Pulp Mill: FSC-C109895

•	Nueva Aldea Pulp Mill: FSC-C011929

•	Valdivia Pulp Mill: FSC-C005084

•	Puerto Esperanza Pulp Mill: FSC-C121377

•	Celulosa y Energía Punta Pereira (Montes del Plata) Pulp Mill: FSC-C116413

Wood Products

Our panel mills in Chile are certified under standard Chain of Custody FSC (License Code FSC-C119538), which includes two panel mills. Also, our seven sawmills, two plywood mills and the remanufacturing facilities are certified under the Chain of Custody FSC standard (License Code FSC-C119538). Additionally, all our timber mills in Chile are certified under CERTFOR (PEFC homologated), ISO 14001 and Occupational Health and Safety Assessment Series (OHSAS) 18001.

In North America, all our panel mills are certified under the Chain of Custody FSC standard (License Code FSC-C019364) and our composite panel mills are also certified under the ISO 14001/ OHSAS 18001 standard.

Our Zárate Mill and Piray sawmill in Argentina are certified under the Chain of Custody FSC standard (License Code FSC-C119529). All our mills in Argentina are certified under the Environmental Management System ISO 14001 standard, as well as under the Occupational Health and Safety Assessment Series (OHSAS) 18001 standard. The sawmill Piray, remanufacture Piray, Zarate Mill and Chemical Arauco Argentina are certified under ISO 9001.

All our panel mills in Brazil are certified under the Environmental Management System ISO 14001. The Jaguaravia and Pien Mills are certified under the Chain of Custody FSC standard (License Code FSC-C010928 and FSC-C118530).

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

Overview

We derive our revenues from the sale of bleached and unbleached pulp, wood products such as MDF, PBO, HB, plywood, sawn timber and remanufactured wood products, forestry products, such as sawlogs and pulplogs, and sales of electricity. Export sales constituted 62.8% of our total revenues for the year ended December 31, 2016 and 64.6% of our total sales revenues for the year ended December 31, 2017. Sales of pulp constitute the single largest component of our revenues. As occurs with other commodities, pulp is subject to significant cyclical price fluctuations determined by global supply and demand. Accordingly, our revenues are subject to cyclical fluctuations. Prices for wood and forestry products, also fluctuate significantly among domestic markets. Although prices tend to have the most significant effect on our results of operations, sales volume and product mix, production costs and exchange rate fluctuations also can have a substantial impact on our results.

Our business, results of operations and cash flows depend, to a large extent, on the level of economic activity, on government and foreign exchange policies and on political and economic developments in our principal export markets. In 2014, we exported our products to Asia, North, Central and South America, Europe and, to a lesser extent, Africa and the Middle East. In 2014 and 2015, 91.8% and 90.8%, respectively, of total pulp revenues were export sales, and 43.9% and 42.3%, respectively, of total wood and forestry products revenues were export sales. In 2016, 92.2% of our total pulp revenues were export sales, and 43.1% of total wood and forestry products revenues were also export sales. In 2017, 94.2% of our total pulp revenues were exports sales, and 42.6% of total wood and forestry products revenues were also export sales. Our business, earnings and prospects may be materially and adversely affected by developments in our export markets with respect to inflation, interest rates, currency fluctuations, protectionism, government subsidies, price and wage controls, exchange control regulations, taxation, expropriation or social instability, as well as by political, economic or diplomatic developments.

As of December 31, 2017, 60.2% of our property, plant, equipment and forest assets were directly owned by us and our Chilean subsidiaries, 8.9% by our Argentine subsidiaries, 10.6% by our Brazilian subsidiaries, 4.6% by our U.S. and Canadian subsidiaries and 15.7% by our joint operation in Uruguay. In 2017, 59.3% of our consolidated revenues were derived from our operations in Chile, 9.4% of our consolidated revenues were derived from our operations in Argentina, 7.6% of our consolidated revenues were derived from our operations in Brazil, 15.3% of our consolidated revenues were derived from our operations in the United States and Canada and 8.5% of our revenues were derived from our operations in Uruguay. Accordingly, our financial condition, results of operations and cash flows are affected by, to a significant degree, economic conditions in Chile, Argentina, Brazil, Uruguay, the United States and Canada.

Economic Indicators in Chile, Argentina, Brazil, Uruguay, the United States and Canada

Chile

According to the Central Bank of Chile, Chile’s GDP increased by 2.3% in real terms during 2015, and in 2016 and 2017 it grew at rates of 1.6% and 1.1%, respectively. See “Item 3. Key Information—Risk Factors—Risks Relating to Chile.”

Argentina

According to the Instituto Nacional de Estadística y Censos (the Argentine National Statistics and Census Institute, or the “INDEC”), Argentina’s GDP increased by 2.6% in real terms during 2015, and in 2016, it declined by 2.3%. For 2017, the INDEC reported a growth of 2.9% in real GDP. In 2015 and 2016, the Argentine peso depreciated against the U.S. dollar by 51.7% and 20.9%, respectively. In 2017, the Argentine peso depreciated against the U.S. dollar by 16.4%.

On January 8, 2016, the new Argentine administration declared a state of administrative emergency for the national statistical system and the INDEC that remained in effect through December 31, 2016. Following the emergency declaration, the INDEC ceased publishing statistical data until a rearrangement of its technical and administrative structure was finalized. As of the date of this annual report, the INDEC has published certain revised data, including the Indice de Precios al Consumidor (Consumer Prices Index, or the “CPI”) monthly data since May 2016 and foreign trade and balance of payment statistics. On June 29, 2016, the INDEC published a report including revised GDP data for the years 2004 through 2015. On July 11, 2017, the INDEC started to publish the national CPI. The INDEC has since then published the national CPI for each month through March 2018.

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

Brazil

According to the Instituto Brasileiro de Geografia e Estatística (the Brazilian Institute of Geography and Statistics), Brazil’s GDP decreased in real terms by 3.8% during 2015, and by 3.6% in 2016. In 2017, Brazil’s GDP increased in real terms by 1.0%. In 2015 the Brazilian real depreciated against the U.S. dollar by 47.7% and in 2016 the Brazilian real appreciated against the U.S. dollar by 19.8%. In 2017, the Brazilian real depreciated against the U.S. dollar by 1.8%. See “Item 3. Key Information—Risk Factors—Risks Relating to Brazil.”

Uruguay

According to the Banco Central del Uruguay (the Central Bank of Uruguay), Uruguay’s GDP increased by 0.4% in real terms during 2015, and in 2016 and 2017 it grew in real terms at rates of 1.5% and 2.9%, respectively. In 2015, the Uruguayan peso depreciated against the U.S. dollar by 23.2% but in 2016 it appreciated against the U.S. dollar by 3.2%. In 2017, the Uruguayan peso depreciated against the U.S. dollar by 1.0%. See “Item 3. Key Information—Risk Factors—Risks Relating to Uruguay.”

United States

According to the U.S. Bureau of Economic Analysis, the United States GDP increased by 2.6% in real terms during 2015, and in 2016 and 2017 it grew in real terms at rates of 1.6% and 2.3%, respectively. See “Item 3. Key Information—Risk Factors—Risks Relating to the United States and Canada.”

Canada

According to the Bank of Canada, Canada’s GDP increased by 1.2% in real terms during 2015, and in 2016 and 2017 it grew in real terms at rates of 1.4% and 3.0%, respectively. The Canadian dollar depreciated against the U.S. dollar by 19.6% in 2015, 3.8% in 2016 and 6.8% in 2017. See “Item 3. Key Information—Risk Factors—Risks Relating to the United States and Canada.”

Exchange Rate Fluctuations

We generally express our exports prices in U.S. dollars, whereas our domestic sales in Chile are priced in Chilean pesos except for pulp sales, which are priced in U.S. dollars; domestic sales in Brazil are priced in Brazilian reals and domestic sales in Argentina are priced in Argentine pesos except for pulp sales, which are priced in U.S. dollars. To the extent that the Chilean peso depreciates against the U.S. dollar, our domestic revenues may be adversely affected when expressed in U.S. dollars. The same effects may occur for our domestic sales in Argentina and Brazil for products sold in each of the respective local currencies.

The Chilean peso has been subject to devaluation in the past and could be subject to significant fluctuations in the future. During 2017, the value of the Chilean peso relative to the U.S. dollar increased by 8.7% in nominal terms, based on the observed exchange rates on December 31, 2016 and December 31, 2017. The observed exchange rate on April 18, 2018, as published in the Official Gazette on April 19, 2018, was Ch$594.41 to U.S.$1.00. For information regarding historical rates of exchange in Chile from January 1, 2013, see “Item 3. Key Information—Exchange Rates.”

The effect of exchange rate fluctuations is partially offset by the fact that certain of our operating expenses are denominated in U.S. dollars (such as our freight costs and selling expenses in the form of commissions paid to our sales agents abroad) and a significant part of our indebtedness is denominated in U.S. dollars. As of December 31, 2017, our U.S. dollar-denominated indebtedness was U.S. $4.3 billion. In addition, if the U.S. dollar appreciates against the legal currency in any of our export markets, we must, from time to time, express our sales in that local currency to compete effectively.

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

In recent years, our revenues have been affected by price level volatility in the export market. The prices for each of our pulp, panels, wood and forestry products depend on the markets in which they are sold. While prices are generally similar for a given product on a global basis, domestic market conditions affect prices in markets such as Asia, Europe and the United States.

The following table sets forth, for the periods indicated, average unit sales prices for our products.

	Year ended December 31,(1)
Product(2)	2017	2016	2015
	(U.S.$ per tonne)(3)
Pulp
Bleached pulp	619.7	549.5	636.7
Unbleached pulp	659.0	592.4	616.6
	(U.S.$ per cubic meter)(3)
Wood Products
Sawn timber	258.5	246.8	239.8
Remanufactured wood products	582.8	556.1	686.4
Plywood	420.5	402.4	403.8
Panels	337.7	322.6	325.0

Forestry Products
Logs	32.7	35.3	36.9

(1)	Calculated as average unit prices for the year based on our internally collected data.
(2)	Each category of product contains different grades and types and the shipping terms vary with the product, as well as the customer.
(3)	We generally quote our prices in U.S. dollars for export sales and in Chilean pesos, Argentine pesos or Brazilian reals, as applicable for domestic sales.

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

Prices for unbleached softwood market pulp also follow cyclical patterns related to worldwide demand, stock levels and supply. Unbleached softwood market pulp represents about 3.1% of the total wood pulp market. The majority of such pulp is sold in Asia, and its price does not necessarily follow the cycle of prices for NBSK or BEKP.

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

During 2017, average prices of BEKP and NBSK followed an upward trend, with NBSK reaching U.S.$999.63 per ton at the end of the year, the highest level since 2011. BEKP prices increased significantly during 2017 reaching U.S.$979.31 at the end of the year (the rise in this type of fiber has reduced the gap between both fibers). Prices increased mainly because the expected capacity of the mill located in Indonesia was revised to 1.7 million tonnes for the next three to four years and the lower capacity of other existing mills due to operational problems. Demand has had a steady rise during 2017, which also drove prices to reach higher levels.

Prices of NBSK

The following table sets forth the prices for NBSK for the years indicated, as well as the variation with respect to the previous year, as listed on the NBSK index for the periods indicated:

List Price as of December 31,			Change YoY
2014	U.S.$	932.06	2.8%
2015		808.36	(13.8)%
2016		808.83	0.7%
2017		999.63	23.6%

Prices of BEKP

The following table sets forth the prices for BEKP for the years indicated, as well as the variation with respect to the previous year, as listed on the BEKP index for the periods indicated:

List Price as of December 31,			Change YoY
2014	U.S.$	742.90	(3.5)%
2015		788.91	6.2%
2016		652.58	(17.3)%
2017		979.31	50.1%

Prices of UKP

The following table sets forth the market price of UKP for the years indicated, as well as the variation with respect to the previous year:

Price as of December 31,			Change YoY
2014	U.S.$	650.42	(9.9)%
2015		601.70	(7.5)%
2016		573.82	(4.6)%
2017		768.03	33.8%

Forestry and Wood Products Prices

Over the last five years, the average prices for our forestry and sawn timber products have fluctuated significantly, reflecting the effect on demand of global economic developments.

During 2013, the average prices in our sawn timber and remanufactured wood products segment increased 1.0%. The average price of panels increased 0.5%.

During 2014, sawn timber improved, with increased demand that permitted the sales mix and prices to improve compared to 2013. Asian markets, in particular Japan, South Korea and China followed this positive trend. The North American market, despite an improvement in the Housing Starts index, did not show significant improvement, even though prices rose in our solid wood moldings business. Also, our MDF and PBO sales in North America had positive and stable price levels. In Brazil, our panels business had relatively stable price levels in Brazilian reals.

During 2015, average prices and sales volume for our wood products declined by 5.3% and 0.9% respectively, compared to 2014. Overall, countries with depreciated currencies increased their exports, resulting in greater supply in several markets, which in turn, lowered prices. In Brazil, for example, overall average prices dropped due to the country’s economic slowdown. In North America, increased competition mainly affected the MDF market, with increased exports from Brazilian and Canadian producers, among others. Prices for our moldings products remained stable. As a result of the decrease in Argentina’s competitiveness in the export market, we focused our sales efforts with respect to panels primarily on the domestic market. The higher production of our Nueva Aldea Mill increased our plywood sales volume throughout the year. Particleboards also showed increased sales profits from production at our Teno Mill, which reached full production capacity during the first quarter of 2015. We were also able to improve product mix sales, increasing sales of our greater value added products (such as melamine products). In addition, we experienced increased competition in the Middle East in the sawn timber market during the first six months of 2015 due to higher supply from European markets.

During 2016, average prices for our panels and sawn timber declined by 0.7% and 2.7% respectively, in each case compared to 2015. Sales volumes decreased compared to 2015, with panels sales volume dropping by 3.3% and sawn timber sales volume dropping by 4.6%. Argentine markets continued to be pressured during 2016, and opportunities to export to other countries were limited. Brazilian markets followed a similar trend, although there were higher export opportunities, where the depreciation of their local currency against the U.S. dollar made margins more competitive. These export opportunities were mainly to North America, where higher supply volumes entered the market, partially offset by healthy demand throughout the year. Our new commercial sales office in the Middle East also enabled us to reach new customers and have a better presence in those markets.

During 2017, average prices for our wood products division increased 5.1% compared to 2016. The panels market increased in average prices and sales volume by 4.7% and 2.4% respectively compared to 2016. Our sawn timber average prices increased by 4.7% compared to 2016, offset by a decrease of 5.3% in sales volume. North American market demand improved in 2017 fueled by the construction and retail sectors. The Brazilian market has been recovering slowly after the economic and political crisis. The Argentine market has improved in sales volume. Despite the new MDF mills in Brazil and Mexico that increased competition, we were able to maintain and increase prices in some markets. With the acquisition of the assets of Masisa S.A. in Brazil, we expect to consolidate our position in the market.

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

In 2017, our cost of sales increased by 2.2% compared to 2016. The cost of energy and fuels for our production processes increased by 33.3% and the cost for our chemical products increased by 8.0% in 2017 compared to 2016. Fuel prices rose during 2017, following an upward trend of various commodities. Higher indirect cost and forestry labor cost also had an impact on the higher cost of sales. These cost increases were partially offset by lower maintenance cost and other raw materials cost that decreased 16.2% and 14.9%, respectively, compared to 2016.

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

These discounted cash flows require estimates in growth, harvest, sales prices and costs. It is therefore important that management make appropriate estimates of future levels and trends for sales and costs, as well as administer regular surveys of the forests to establish the volumes of wood available for harvesting and their current growth rates. The principal considerations used to calculate the valuation of forest plantations and sensibility analysis over significant inputs are presented in Note 20 to our audited consolidated financial statements.

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

Litigation and Contingencies

Arauco, its subsidiaries and our Uruguayan joint operation Montes del Plata are subject to certain ongoing lawsuits, the future effects of which need to be estimated by our management in collaboration with our legal advisors. See “Item 3. Key Information—Risk Factors—Risks Relating to Us and the Forestry Industry—We are subject to legal proceedings related to our mills which could adversely affect our business, financial condition, results of operations and cash flows” and “Item 8. Financial Information—Legal Proceedings.” See Note 18 to our audited consolidated financial statements.

Recently Issued Accounting Standards

Note 1 to our audited consolidated financial statements discusses new accounting pronouncements under IFRS that apply to annual periods beginning on or after January 1, 2017, 2018, 2019 and 2021. There are no additional pronouncements, amendments or interpretations that could have a material impact on our financial statements.

Results of Operations

The following table provides a breakdown of our financial results of operations and sales volumes as of and for the years ended December 31, 2015, 2016 and 2017. The table and the discussion that follows are based on and should be read in conjunction with our audited consolidated financial statements, including the notes thereto, as of and for the years ended December 31, 2015, 2016 and 2017 included elsewhere herein. The audited consolidated financial statements included herein are prepared in U.S. dollars and in accordance with IFRS. The wood products segment was previously referred to as the timber segment. See Note 24 to our audited consolidated financial statements.

	For the year ended December 31,
	2017			2016			2015
	Sales	%	Volume	Sales	%	Volume	Sales	%	Volume
	(in millions of U.S. dollars, except where indicated)
Revenue
Pulp
Bleached pulp(1)	2,062.4	39.4%	3,327.8	1,780.6	37.4%	3,240.8	1,959.7	38.1%	3,077.9
Unbleached pulp(1)	293.3	5.6	445.1	260.5	5.5	439.7	283.4	5.5	459.6

Total	2,355.7	45.0%	3,772.9	2,041.1	42.9%	3,680.5	2,243.1	43.6	3,537.5

Wood Products
Panels(2)	1,643.3	31.4	4,866.2	1,533.6	32.2	4,753.9	1,597.2	31.0	4,914.8
Sawn timber(2)	476.1	9.1	1,841.6	479.8	10.1	1,943.8	498.4	9.7	2,078.9
Remanufactured wood products(2)	259.3	5.0	445.0	245.5	5.2	441.6	287.5	5.6	418.8
Plywood	238.2	4.5	566.5	226.9	4.8	563.9	239.9	4.7	594.1

Total	2,616.9	50.0	7,719.3	2,485.8	52.2%	7,703.2	2,623.0	51.0%	8,006.6

Forestry
Logs, net(2)	72.6	1.4	2,223.7	63.1	1.3	1,787.5	87.9	1.7	2,384.3
Chips	25.2	0.5	443.4	20.8	0.4	366.2	17.6	0.3	277.6
Other	8.2	0.1	5.2	6.1	0.1	7.8	3.6	0.1	15.7

Total	106.0	2.0	2,672.3	90.0	1.9%	2,161.5	109.1	2.1%	2,677.6

Energy	93.8	1.8		103.4	2.2		121.1	2.4
Other	65.9	1.2		41.1	0.9		50.4	1.0

Total revenue	5,238.3	100%		4,761.4	100%		5,146.7	100%

Cost of sales
Timber	(725.1)			(736.4)			(641.8)
Forestry labor costs	(631.3)			(600.3)			(636.1)
Maintenance costs	(262.8)			(313.5)			(305.7)
Chemical costs	(517.5)			(479.3)			(539.9)
Depreciation	(389.8)			(378.0)			(371.9)
Other costs of sales	(1,048.0)			(991.4)			(1,016.0)

Total cost of sales	(3,574.5)			(3,498.9)			(3,511.4)

Gross profit	1,663.8	31.8%		1,262.5	26.5%		1,635.3	31.8%
Other income	111.5			257.9			273.0
Distribution costs	(523.3)			(496.5)			(528.5)
Administrative expenses	(521.3)			(474.5)			(552.0)
Other expenses	(240.1)			(77.4)			(83.4)
Financial income	19.6			29.7			50.3
Financial costs	(287.9)			(258.5)			(263.0)
Share of profit (loss) of associates and joint ventures accounted for using equity method	17.0			23.9			6.7
Exchange rate differences	0.1			(3.9)			(41.2)
Income before income tax	239.4			263.2			497.4
Income tax	31.0			(45.6)			(129.7)
Net income	270.4			217.6			367.7

(1)	Volumes measured in thousands of tonnes. Does not include subproduct sales (i.e. energy, chemicals) which are presented in the pulp reportable segment in Note 24 in our audited consolidated financial statements.
(2)	Volumes measured in thousands of cubic meters. Does not include subproduct sales (i.e. energy, chemicals) which are presented in the wood products reportable segment in Note 24 in our audited consolidated financial statements.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2017

Revenue

Revenues increased by 10.0% from U.S.$4,761.4 million in 2016 to U.S.$5,238.3 million in 2017, primarily as a result of:

•	a 15.4%, or U.S.$314.6 million, increase in revenues from pulp;

•	a 5.3%, or U.S.$131.1 million, increase in revenues from wood products;

•	a 17.8%, or U.S.$16.0 million, increase in revenues from forestry products

Pulp. Revenues from bleached and unbleached pulp increased by 15.4% from U.S.$2,041.1 million in 2016 to U.S.$2,355.7 million in 2017, reflecting a 2.5% increase in sales volume and a 12.6% increase in average prices. Sales of bleached pulp increased by 15.8% due to a 12.8% increase in average prices and a 2.7% increase in sales volume. 2017 started with a large gap between softwood and hardwood, with both prices increasing. The growth in hardwood prices was greater than the increase in softwood prices, which implied that through the year the gap between both prices decreased significantly. The increase in hardwood prices was driven by lower expected supply capacity of the pulp mill in Indonesia, because the market expected a capacity of 2.8 million tonnes annually and instead we expect the capacity to be stable at 1.7 million tonnes for the next three to four years. Lower capacity due to operational problems in existing mills in the industry also impacted the supply and compensated the new production. Demand has had a steady rise during 2017 as certain policies, including import restrictions of unsorted waste paper, put in place by the Chinese government to stimulate internal consumption, helped support pulp demand in China. Revenues from unbleached pulp increased by 12.6% during 2017, mainly due to a 11.2% increase in average prices and a 1.2% increase in sales volume.

Wood products. Revenues from wood products increased by 5.3% from U.S.$2,485.8 million in 2016 to U.S.$2,616.9 million in 2017. This increase in revenues was primarily due to a 5.1% increase in average prices, and by a 0.2% increase in sales volume. Despite additional supply from Brazil and North America competitors, revenues from panels increased by 7.1%, driven by a 4.7% increase in average prices and a 2.4% increase in sales volume. Argentina showed an increase in prices and sales volume in MDF and PBO, mainly due to better conditions in the economy. In Brazil PBO and MDF average prices improved, due to economic growth compared to a contraction in the two prior years.

Revenues from sawn timber decreased by 0.8%, from U.S.$479.8 million in 2016 to U.S.$476.1 million in 2017 due to a 5.3% decrease in sales volume, partially offset by a 4.7% increase in average prices. During the first quarter of 2017, forestry fires in Chile damaged our El Cruce Sawmill, which stopped its operations. Our other sawmills were able to absorb the lack of production. Demand from Asia and Middle East, our principal customers for these products, have shown improvements during the year. Remanufactured products revenues increased 5.6% from U.S.$245.5 million in 2016 to U.S.$259.3 million in 2017 due to a 4.8% increase in average prices and a 0.8% in sales volume. Plywood revenues increased 5.0% from U.S.$226.9 million in 2016 to U.S.$238.2 million in 2017 with sales volumes increasing 0.5% and prices increasing 4.5%. The North American market showed a high demand in retail, distribution and industrial customers.

Forestry products. Revenues from forestry products increased by 17.8% from U.S.$90.0 million in 2016 to U.S.$106.1 million in 2017. This increase was primarily the result of a U.S.$9.6 million increase in logs sales, driven in turn by a U.S.$8.2 million increase in sales in sawlogs, and a U.S.$1.4 million increase in sales in pulplogs.

Other revenue. Revenues from other sources, consisting mainly of sales of energy and chemicals, increased by 10.5% from U.S.$144.4 million in 2016 to U.S.$159.7 million in 2017. This was primarily the result of a U.S.$24.9 million increase in other services, partially offset by a U.S.$ 9.6 million decrease in energy sales.

Cost of sales

Cost of sales increased by 2.2% from U.S.$3,498.9 million in 2016 to U.S.$3,574.5 million in 2017, primarily as a result of a 33.3% increase in cost of energy and fuel used in our operations mainly driven by higher average prices of fuel. Our forestry labor cost increased by 5.2% due to increased forestry production and our chemical products costs increased by 8.0%. These increased costs were largely offset by a 16.2% decrease in our maintenance costs.

Gross Profit

As a percentage of total revenue, our gross profit increased from 26.5% in 2016 to 31.8% in 2017, primarily as a result of a 10.0% increase in sales revenue, while cost of sales rose slightly by 2.2%.

Other income

Other income decreased by 56.8% from U.S.$257.9 million in 2016 to U.S.$111.5 million in 2017. Profits from changes in the fair value of our biological assets decreased by 60.2% compared to 2016, mainly due to a change in the forest valuation contained in the IFRS forest assessment. This change in estimation originated from forest inventory differences, associated to pruning and thinning that were not carried out according to schedule, climate reasons, and an update in the growth tables considered in the valuation.

Distribution costs

Distribution costs increased by 5.4% from U.S.$496.5 million in 2016 to U.S.$523.3 million in 2017, primarily due to an increase of 7.6%, or U.S.$27.1 million, in total shipping and freight costs. This increase was explained by an increase in sales volume in our pulp division. As a percentage of revenue, distribution costs remained fairly stable, at 10.0% in 2017, compared to 10.4% in 2016.

Administrative expenses

Administrative expenses increased by 9.9% from U.S.$474.5 million in 2016 to U.S.$521.3 million in 2017. As a percentage of revenue, administrative expenses remained stable at 10.0% in 2017 and 2016.

Other expenses

Other expenses increased by 210.2% from U.S.$77.4 million in 2016 to U.S.$240.1 million in 2017 due to the forestry fires that affected our forest during 2017. Loss totaled approximately U.S.$173.1 million net of U.S.$35.0 million that we received from the insurance company; thereby the loss was U.S.$138.1 million.

Finance costs

Finance costs increased by 11.4%, from U.S.$258.5 million in 2016 to U.S.$287.9 million in 2017. This increase is explained by our repurchase of Notes due in 2019, 2021 and 2022 in November 2017. The costs incurred in the repurchase primarily included a premium payment that amounted to approximately U.S.$60 million. During 2017 we continued to focus on our deleveraging process.

Exchange rate differences

Gains from exchange rate differences totaled U.S.$0.1 million in 2017, compared to the U.S.$3.9 million loss that we had in 2016. This was primarily due to the appreciation of the Chilean peso which increased our cash and cash equivalents and outstanding debt in this currency. See “—Economic Indicators in Chile, Argentina, Brazil, Uruguay, the United States and Canada—Argentina.”

Income tax

We recorded an income tax gain of U.S.$31.0 million in 2017 compared to an expense of U.S.$45.6 million in 2016. This increase is attributable to lower income before tax and the effect in deferred taxes a result of the tax rate reduction in United States and Argentina which accounted for U.S.$17.6 and U.S.$62.7 million.

Net income

Net income in 2017 increased by 24.3% from U.S.$217.6 million in 2016 to U.S.$270.4 million in 2017. Higher sales in all of our business segments increased our gross profit by 31.8% or U.S.$401.3 million and our income tax gain, all of which was partially offset by higher other operating expenses and lower other operating income.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2016

Revenue

Revenues decreased 7.5% from U.S.$5,146.7 million in 2015 to U.S.$4,761.4 million in 2016, primarily as a result of:

•	a 9.0%, or U.S.$202.0 million, decrease in revenues from pulp;

•	a 5.2%, or U.S.$137.2 million, decrease in revenues from timber;

•	a 17.6%, or U.S.$19.2 million, decrease in revenues from forestry products.

Pulp. Revenues from bleached and unbleached pulp decreased 9.0% from U.S.$2,243.1 million in 2015 to U.S.$2,041.1 million in 2016, reflecting a 9.0% decrease in sales volume and a 2.3% decrease in average prices. Sales of bleached pulp decreased 9.1% due to a 13.7% decrease in average prices, partially offset by a 5.3% increase in sales volume. During 2016, the gap between softwood and hardwood prices increased but prices remained stable during the last quarter. Hardwood prices followed a downward trend during the whole year due to an increase of supply to the market and lower expected demand. A pulp mill in Indonesia, with capacity of 2.8 million tonnes of hardwood pulp (currently the largest pulp mill worldwide) was set to start operations by the end of 2016. However, as we reached the second semester of 2016, it became clear to the market that the startup of the new mill would be delayed, thus taking pressure off prices. Demand also started picking up in China driven by the revitalization of its exports and price inflation. Softwood prices remained fairly stable after a drop during the first two quarters of 2016, along with stable demand. Revenues from unbleached pulp decreased 8.1% during 2016, mainly due to a 3.9% decrease in average prices and a 4.3% decrease in sales volume.

Timber. Revenues from timber decreased 5.2% from U.S.$2,623.0 million in 2015 to U.S.$2,485.8 million in 2016. This decrease in revenues was primarily due to a 3.8% decrease in sales volume and a 1.5% decrease in average prices. Panel prices, in particular for MDF moldings and other value added products, declined as a result of increased supply originating from Brazil and other countries with depreciated currencies, which in turn increased competition. Argentina showed a decline in prices and sales volume in PBO and MDF, mainly due to the economic downturn and difficulties exporting these items to other countries.

Revenues from sawn timber decreased 3.7%, from U.S.$498.4 million to U.S.$479.8 million due to a 6.5% decrease in sales volume, partially offset by a 2.9% increase in average prices. After a weak first quarter, sawn timber markets recovered over the rest of 2016, although not reaching the same revenues levels of 2015. Asia showed an overall healthy demand for our sawn timber products, although competition increased from countries with depreciated currencies. Remanufactured products revenues decreased 14.6% from U.S.$287.5 million in 2015 to U.S.$245.5 million due to a 19.0% decrease in average prices, partially offset by a 5.4% increase in sales volume. Plywood revenues decreased 5.4% from U.S.$239.9 million in 2015 to U.S.$226.9 million in 2016, with sales volumes decreasing 5.1% and prices decreasing 2.3%. The North American market maintained its dynamism, with the Housing Starts index maintaining its positive trend during 2016, which resulted in a sustained demand for sawn timber products.

Forestry products. Revenues from forestry products decreased 17.6% from U.S.$109.2 million in 2015 to U.S.$90.0 million in 2016. This decrease was primarily the result of a U.S.$24.8 million decrease in the revenues of log sales, driven in turn by a U.S.$8.8 million decrease in sales in sawlogs, and a U.S.$16.0 million decrease in sales in pulplogs.

Other revenue. Revenues from other sources, consisting mainly of sales of energy and chemicals, decreased 15.7% from U.S.$171.4 million in 2015 to U.S.$144.4 million in 2016. This was primarily a result of a U.S.$17.7 million decrease in our energy sales, as a result of a decrease in average electricity prices in Chile.

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

We also have access to two committed credit facility lines, which total U.S.$325.8 million. The first line has an available amount of UF2,885,000, or approximately U.S.$125.8 million, and matures on January 29, 2020. The second line has a maximum available amount of U.S.$200.0 million and matures on March 27, 2020. As of the date of this annual report, Arauco has not used any of these committed credit facility lines.

Cash Flow from Operating Activities

Our net cash flow provided by operating activities was U.S.$1,072.4 million in 2017 and U.S.$773.6 million in 2016. This increase was principally due to a U.S.$488.2 million increase in our collection of sales of goods and services, as well as a U.S.$104.0 million decrease in other payments for operating activities.

Our net cash flow provided by operating activities was U.S.$773.6 million in 2016 and U.S.$853.7million in 2015. This decline was principally due to a 12.4% decrease in the collection of sales of goods and services. This was partially offset by a U.S.$345.6 million decrease in payments to suppliers of goods and services.

Cash Flow Used in Investing Activities

Our net cash used in investing activities was U.S.$633.3 million in 2017 and U.S.$640.2 million in 2016. This decrease was principally due to a decrease in capital expenditure, of 1.6%, or U.S.$11.0 million, mainly as a result of cash flows used to purchase in associates. Capital expenditures in 2017, included U.S.$165.0 million in the “MDP Grayling” project in Michigan, U.S.$ 179.2 million in plantation and U.S.$51.8 million in the water treatment plant in the Arauco mill.

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

Cash Flow Used in Financing Activities

Our net cash used in financing activities was U.S.$439.1 million in 2017, compared to the U.S.$38.5 million used in 2016. During 2017, we received U.S.$1,312.5 million in loan proceeds, and we paid U.S.$1,627.7 million of principal of and interest on our debt, including U.S.$877.0 million in a U.S. dollar-denominated bonds, U.S.$270.0 million in a U.S. dollar-denominated bond of our subsidiary Arauco Argentina, and U.S.$100.0 million in the prepayment of debt of a credit loan. In addition, we paid U.S.$121.6 million in dividends.

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

The following table sets forth certain contractual obligations as of December 31, 2017, and the period in which the contractual obligations come due.

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in thousands of U.S. dollars)
Debt obligations (1)	455,865	997,792	907,017	3,223,296	5,583,970
Purchase obligations (2)	62,226	12,397	—	—	74,623
Capital (finance) lease obligations	44,341	50,020	18,015	—	112,376

Total	562,432	1,060,209	925,032	3,223,296	5,770,969

(1)	Includes estimated interest payments related to debt obligations based on market values as of December 31, 2017. In the case of floating rate debt, interest rate is calculated using the current index setting in place as of December 31, 2017, and assume no changes in the year-end index for any of the future periods. The interest rate on our floating rate debt is determined principally by reference to the London inter-bank offered rate (LIBOR), and as of December 31, 2017, the average spread for our U.S. dollar floating rate debt over six-month LIBOR was 1.42%. Approximately 14.0% of our total debt is floating rate debt as December 31, 2017.
(2)	Excludes contracts entered into with independent contractors to perform operations on our behalf. Our payment obligations under such contracts are not pre-determined, but rather depend on the performance of certain variables. Accordingly, we cannot quantify our contractual obligations under such contracts.

Investing Activities

During 2017, our investment activities were mainly aimed at sustaining our existing property, plant and equipment, as well as our biological assets. These investments included:

•	U.S.$179.2 million invested in plantations;

•	U.S.$165.0 million invested for the “MDP Grayling” Project; and

•	U.S.$51.8 million invested for the water treatment plant in the Arauco Mill.

Financing Activities

During 2017, our principal financing activities were as follows:

On November 30, 2017, we prepaid U.S.$100.0 million of credit loan due in September 28, 2018.

On November 2, 2017, Arauco issued two series of bonds in the international capital markets for a total amount of U.S.$900 million. The amount of the issuance of the 10-year Series was U.S.$500 million while the amount of the 30-year series was U.S.$400 million. The proceeds from the issuance were used to (A) repurchase in part the following bonds issued by Arauco in the United States of America: (i) U.S.$297.2 million of the U.S.$500 million 7.250% Notes due 2019, (ii) U.S.$199.7 million of the U.S.$400 million 5.000% Notes due 2021, and (iii) U.S.$244.1 million of the U.S.$500 million 4.750% Notes due 2022; and (B) other general corporate purposes.

On September 15, 2017, we made the final payment of U.S.$125.0 million repaying in full our 7.5% Notes due 2017.

On June 9, 2017, we made the final payment of U.S.$270.0 million repaying in full our 6.375% Notes due 2017.

On April 21, 2017, through our subsidiary Flakeboard America, we obtained a committed facility loan for a total of U.S.$300 million. The tenor of this loan is a total of seven years: disbursements can be made during the first two years, and will then be amortized semiannually for the next five years, with a final balloon payment of 70% of the total loan.

As of December 31, 2017, our current portion of our bank debt was U.S.$392.9 million of which 98.2% was U.S. dollar-denominated. As of December 31, 2017, our total non-current portion of our bank debt was U.S.$465.6 million of which 96.5% was U.S. dollar-denominated.

As of December 31, 2017, we also had total capital markets borrowings (including the current portion of such debt) of U.S.$3.3 billion, 62.3% of which were U.S. dollar-denominated.

As of December 31, 2017, the weighted average maturity of our non-current debt was 9.11 years. The interest rate on our floating rate debt is determined principally by reference to the London inter-bank offered rate (LIBOR), and as of December 31, 2017, the average spread for our U.S. dollar floating rate debt over six-month LIBOR was 1.42%. As of December 31, 2017, the average interest rate for our U.S. dollar fixed rate debt was 4.72%. These average rates do not reflect the effect of swap agreements.

As of December 31, 2017, we guaranteed obligations of U.S.$408.4 million related to Montes del Plata, U.S.$131.0 million related to Flakeboard America for the “MDP Grayling” project, U.S.$43.9 million related to Arauco do Brasil and U.S.$19.0 million related to Arauco Forest Brasil and Mahal.

The instruments and agreements governing our bank loans and local bonds set limits on our incurrence of debt and liabilities through the use of financial covenants. The principal financial covenants contained in the bank loan agreements in effect on December 31, 2017 are as follows:

•	Our debt to equity ratio must not exceed 1.2:1; and

•	Our interest coverage ratio must not be less than 2:1.

The principal financial covenant contained in the local bond agreements is:

•	Our debt to equity ratio must not exceed 1.2:1.

We were in compliance with all bank loan and bond covenants as of December 31, 2017. Our U.S. dollar-denominated bonds do not contain financial covenants.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements.

TREASURY MANAGEMENT

Our corporate financial policy establishes a set of guidelines, procedures and responsibilities to minimize certain financial risks to which we are exposed and to regulate such policy with a global corporate view. This policy seeks to manage such risks in our best interests, covering all countries where we operate, and is administered by our Corporate Finance Department (based in Chile).

We manage the treasury activities of all our Chilean subsidiaries and certain foreign commercial offices on a centralized basis. In the case of our Argentine, North American and Brazilian subsidiaries, the management of their daily treasury activities is independent from our Corporate Finance Department, although following the same corporate policy.

The activities of our Uruguayan subsidiary are governed by a corporate financial policy approved by its board of directors based on the same principles underlying our cash and deposits policy. In addition, the Uruguayan subsidiaries are supervised by a financial committee integrated by members of both shareholders’ finance departments.

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

Cross Currency Swap Agreements

We have outstanding the following cross currency swap agreements in Chile to hedge our local bonds issued in UF:

Bank	U.F. Notional Amount	U.S.$ Notional Amount	Hedging Start Date	Maturity
Deutsche—U.K.	1,000,000	43,618,307	10-30-2011	10-30-2021
JP Morgan—N.A.	1,000,000	43,618,307	10-30-2011	10-30-2021
Deutsche—U.K.	1,000,000	37,977,065	04-30-2014	04-30-2019
BBVA—Chile	1,000,000	38,426,435	10-30-2014	04-30-2023
BBVA—Chile	1,000,000	38,378,440	10-30-2014	04-30-2023
Santander—Chile	1,000,000	37,977,065	10-30-2014	04-30-2023
BCI—Chile	1,000,000	37,621,562	10-30-2014	04-30-2023
Corpbanca—Chile	1,000,000	42,864,859	09-01-2010	09-01-2020
BBVA—Chile	1,000,000	42,864,859	09-01-2010	09-01-2020
Deutsche—U.K.	1,000,000	42,864,859	09-01-2010	09-01-2020
Santander—Spain	1,000,000	42,873,112	09-01-2010	09-01-2020
BBVA—Chile	1,000,000	42,864,257	09-01-2010	09-01-2020
Corpbanca—Chile	1,000,000	46,474,122	05-15-2012	11-15-2021
JP Morgan—N.A.	1,000,000	47,163,640	11-15-2012	11-15-2021
BBVA—Chile	1,000,000	42,412,852	11-15-2013	11-15-2023
Santander—Chile	1,000,000	41,752,718	11-15-2013	11-15-2023
Deutsche—U.K.	1,000,000	41,752,718	11-15-2013	11-15-2023
Santander—Chile	3,000,000	128,611,183	10-01-2014	04-01-2024
JP Morgan – U.K.	1,000,000	43,185,224	10-01-2014	04-01-2024
Corpbanca—Chile	1,000,000	43,277,070	10-01-2014	04-01-2024
BCI—Chile	875,000	37,787,071	10-01-2014	04-01-2021
BCI—Chile	875,000	37,797,108	10-01-2014	04-01-2021
Santander—Chile	5,000,000	201,340,031	11-15-2016	11-15-2026
TOTAL	28,750,000	1,203,502,865
These cross-currency swap agreements allow us to hedge our currencies exposures regarding exchange rates. Through these agreements, we receive cash flows in UF, which allow us to comply with the terms of our outstanding bonds and pay fixed amounts in U.S. dollars, the currency in which a significant amount of our assets and sales are denominated.

The aggregate fair value of our cross-currency swap agreements as of December 31, 2017, represented an asset of U.S.$47.5 million as compared to December 31, 2016, when they represented a liability of U.S.$80.3 million.

Interest Rate Swap Agreements

We have outstanding the following interest rate swap agreements to hedge fluctuations in floating rates for long-term debt in Uruguay:

Bank	Currency	U.S.$ Notional Amount
DNB Bank ASA	USD	50,637,607	(1)

(1)	U.S.$ notional amount includes multiple contract agreements.

The fair value of this agreement as of December 31, 2017, represented an asset of U.S.$729,498 for Arauco. The fair value shown in the table above is 50% of total fair value, since these agreements were entered into by Montes del Plata (of which Arauco owns 50% of its shares).

Forward Agreements

As of December 31, 2017, we have outstanding forward agreements in Colombia and Uruguay to hedge fluctuations in their respective local currencies, as follows:

Bank	Exchange Rate	U.S.$ Notional Amount		Hedging Start Date	Maturity
BBVA Colombia	USD-COP	6,000000		10-11-2017	01-10-2018
Corpbanca Colombia	USD-COP	8,000,000		11-14-2017	02-13-2018
Corpbanca Colombia	USD-COP	2,100,000		12-21-2017	03-12-2018
Banco Santander Uruguay	USD-UYU	24,000,000	(1)	—	—
HSBC Uruguay	USD-UYU	9,000,000	(1)	—	—

(1)	U.S.$ notional amount includes multiple contract agreements.

The fair value of these agreements as of December 31, 2017, represented an asset of U.S.$1.6 million for Arauco, which includes 50% of total fair value, since these agreements were entered into by Montes del Plata (of which Arauco owns 50% of its shares).

Commodity Swap Agreements

We have also analyzed our exposure to risks associated with fluctuations in the prices of commodities, including fuel oil. As of December 31, 2017, we had outstanding the following commodity swap agreements to hedge fluctuations in the prices of fuel oil in Uruguay:

Bank	Exchange Rate	U.S.$ Notional Amount
JPMorgan Chase Bank, N.A.	Fuel Oil No. 6	4,760,063	(1)
DNB Bank ASA	Fuel Oil No. 6	4,002,214	(1)
Citibank U.K.	Fuel Oil No. 6	761,046	(1)

(1)	U.S.$ notional amount includes multiple contract agreements.

The fair value of these agreements as of December 31, 2017, represented an asset of U.S.$2.2 million for Arauco. The fair value shown in the table above is 50% of total fair value, since these agreements were entered into by Montes del Plata (of which Arauco owns 50% of its shares).

RESEARCH AND DEVELOPMENT

We spent U.S.$2.6 million in 2015, U.S.$2.7 million in 2016 and U.S.$3.4 million in 2017 on research and development. We conduct our principal research and development programs through our subsidiary, Bioforest, which concentrates its efforts on applying and implementing advanced technologies to the specific characteristics of our forests and mills.

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

TREND INFORMATION

From December 31, 2017 through March 31, 2018, prices for softwood increased by 9.3%, reaching U.S.$1,092.4 per tonne in NBSK index, while prices for hardwood increased by 5.2%, to U.S.$1,030.08 per tonne in the BEKP index. World economies continue growing and the unsorted waste paper restriction in China helped in the demand side in both fibers. No new supply entering the market and constant growth of demand will contribute to maintain the level of prices.

Demand for wood products has a positive outlook for the current year. In the case of panels, the Housing Starts index in United States market remains in a positive trend, although we expect more supply in the remanufactured products from a strong competition from China and Brazil, placing some pressure over prices. In Brazil, we look forward to some improvements in local consumption that will lead to higher sales volume and prices. In the MDF and PBO markets we could see more supply. The Argentine market remains stable and construction is improving, which is expected to lead to better results. European demand remains strong and continues conversion to higher value products. Sonae Arauco had a better than expected 2017, and as European markets continue recovering we expect increase in sales. Prices and sales volume for remanufactured products experienced a decrease during the first months of 2018 in Argentina and North America. On the plywood products, during the first months of 2018 we experienced an increase in average prices, despite a decrease in sales volume. Asia and Oceania remain with a steady demand with some opportunities for price increases.

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

Our current directors are listed below.

Name	Years as Director	Position	Age
Manuel Bezanilla	31	Chairman	73
Roberto Angelini	31	First Vice-Chairman	69
Jorge Andueza	24	Second Vice-Chairman	69
Alberto Etchegaray	24	Director	72
Eduardo Navarro	10	Director	52
Timothy C. Purcell	13	Director	58
Franco Mellafe	3	Director	42
Juan Ignacio Langlois	2	Director	50
Jorge Bunster(1)	17	Director	65

(1)	Jorge Bunster was Director from 1996-2010. He rejoined the Board of Directors in April 2017.

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

Timothy C. Purcell became a Director on April 26, 2005. He is also Managing Partner of Linzor Capital Partners, LP. Mr. Purcell currently serves as a member of the Board of Directors of Komax, S.A., Engenium Capital S.A. de C.V., Tip de México, S.A. de C.V., and Corporación Santo Tomás. He is also Chairman of the board of directors of Enseña Chile, Trustee of International House in New York and member of the board of directors of Colegios Cree in Chile. Mr. Purcell received an undergraduate degree with distinction in economics from Cornell University, as well as a master’s degree in international studies from the University of Pennsylvania and a master’s degree in business from Wharton Business School.

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

Name	Years with Arauco	Position	Age
Matías Domeyko (1)	31	Chief Executive Officer	56
Cristián Infante	22	President & Chief Operating Officer	51
Gianfranco Truffello	24	Chief Financial Officer	50
Robinson Tajmuch	27	Senior Vice-President Comptroller	61
Iván Chamorro	17	Senior Vice-President Human Resources & EHS	44
Franco Bozzalla	28	Senior Vice-President Wood Pulp & Energy	55
Charles Kimber	32	Senior Vice-President Commercial & Corporate Affairs	56
Antonio Luque	25	Senior Vice-President Timber & Panels	61
Camila Merino	7	Senior Vice-President Forestry	50
Gonzalo Zegers	10	Senior Vice-President International & Business Development	57
Felipe Guzmán	10	General Counsel	48

(1)	Matías Domeyko worked at Arauco from 1987 to 1994. He rejoined Arauco in 1997.

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

Iván Chamorro is the Senior Vice-President Human Resources & EHS of Arauco. He holds a degree in civil engineering and MBA from the Catholic University of Chile. Mr. Chamorro joined the company in 2001, working in the commercial department and later, as its Manager of Public Affairs and Communications.

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

Camila Merino is the Senior Vice-President Forestry of Arauco. Prior to joining Arauco, Ms. Merino served as the Labor Minister of the Chilean government. She also served as Chief Executive Officer at Metro de Santiago and Corporate Vice President at SQM. Ms. Merino holds a degree in civil engineering from the Catholic University of Chile and a master’s degree in business administration from the Massachusetts Institute of Technology

Gonzalo Zegers is the Senior Vice-President International & Business Development of Arauco. He joined Arauco in 2008. Before joining our Company, he was the general manager of Agrofruta S.A. from 1991 to 1995, Chief Financial Officer (1995-1996) and Chief Executive Officer (1996-2005) of Masisa S.A., and Chief Executive Officer of ATC Panels Inc. (USA) until 2008. Mr. Zegers holds a degree in commercial engineering from the Santiago University of Chile.

Felipe Guzmán is the General Counsel of Arauco. He joined Arauco in December 2008. Before joining our Company, he worked at the law firm Portaluppi, Guzmán & Bezanilla (1996-2008), and he spent a year as an International Associate at Simpson, Thacher & Bartlett in New York (2000-2001). Mr. Guzmán holds a law degree from Finis Terrae University, and a Master of Law from Duke University.

Compensation

For 2017, the aggregate compensation of all our directors and executive officers and senior managers paid or accrued in that year for services in all capacities, including salaries and compensation for their service to those executive officers who serve as directors, was U.S.$2.6 million. We do not maintain any pension or retirement programs or incentive compensation plans for our directors or executive officers. We also do not maintain any plans providing for benefits upon termination of employment. The following table sets out the compensation of our directors, executive officers and senior managers for their services in 2017.

Name	2017
Manuel Bezanilla	U.S.$	522,807
Roberto Angelini		328,862
Jorge Andueza		328,862
Cristián Infante		116,166
Matías Domeyko		107,029
Jorge Garnham M.		71,302
Alberto Etchegaray		122,920
Eduardo Navarro		122,920
Timothy C. Purcell		122,928
Franco Mellafe		181,948
Alvaro Saavedra		45,441
Jorge Serón		12,274
Robinson Tajmuch		12,274
Antonio Luque		24,000
Gonzalo Zegers		24,000
Pablo Ruival		32,308
Sergio Gantuz		32,308
Camila Merino		9,152
Jorge Bunster		82,715
Pablo Mainardi		113,846
Juan Ignacio Langlois		122,867

Total Compensation		2,566,928

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

We also have an ethics committee that ensures compliance with our ethics code, which defines, promotes and regulates behavior of professional and personal excellence consistent with our philosophy and values to be followed by all our staff. The members of the ethics committee are Jorge Andueza (second vice president of the Board of Directors), Matías Domeyko (CEO), Cristián Infante (President and COO) and Felipe Guzmán (General Counsel).

Employees

The following table provides a breakdown of our employees by main category of activity as of the end of each year in the three-year period ended December 31, 2017.

	2017	2016	2015
Executives	498	450	446
Professionals and Technicians	4,453	4,192	4,621
Workers	10,428	9,597	9,681

Total	15,379	14,239	14,748

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

Approximately 44% of our employees in Chile, 49% of our employees in Argentina, 29% of our employees in Uruguay, 100% of our employees in Brazil and none of our employees in the United States or Canada were unionized as of December 31, 2017. We negotiate collective bargaining agreements of two, three or four years’ duration with unionized employees.

We have stable employee relations in Chile, Argentina, Brazil, Uruguay, the United States and Canada. Our Chilean operations have not experienced any work stoppages in the last five years other than (i) three stoppages caused by employees of our third party contractors in our Horcones complex during February (lasting two days), April (lasting two days) and November (lasting five days) of 2017; (ii) seven separate occasions of blockades during 2016 which include stoppages in the Horcones complex for four days and another for one day; a three-day stoppage at the entrance of our El Colorado sawmill; three one-day stoppages in our Viñales sawmill during the months of April, August and November 2016; and a three-stoppage in our Constitución Mill during May 2016; (iii) four separate occasions of transportation contractors blocking the entrance of our Horcones complex on January 13, February 17, March 24, and September 21, 2015; (iv) a one-day stoppage at the Valdivia Pulp Mill on June 12, 2014 and an eight-day stoppage between August 29 and September 5, 2014, caused by employees of third party service providers, (v) four separate occasions of transportation contractors blocking the entrances of our Horcones complex on February 24 and 25, September 3, October 22 and 23, and November 20, 2014, (vi) a four-day stoppage at the Arauco plywood mill in January 2013, caused by employees of third-party contractors. During 2015, the pulp union carried out three work stoppages and blockade; the first event occurred on May 25 for three days, the second on August 3, lasting three days; and the last one on September 1, which lasted 14 days.

Our Argentine operations have not experienced any work stoppages in the last five years other than (i) a 27-day stoppage at Arauco Argentina’s Zarate mill in April 2013, as a result of a strike by the construction union; (ii) a two-day stoppage at Arauco Argentina’s chemical mill in May 2013, as a result of a strike by the Santa Fe Federation of Labor; (iii) a one-day stoppage at Arauco Argentina’s pulp mill in June 2013 and a three-day stoppage at Arauco Argentina’s pulp mill in October 2013, both as a result of a strike by the pulp union; (iv) a four-day stoppage at Arauco Argentina’s pulp mill in December 2014, as a result of a strike by the pulp union; (v) a five-day stoppage at Arauco Argentina’s mill in Misiones in January 2015, as a result of a road blockage lead by the truckers union; (vi) a 6-hour stoppage in Arauco Argentina’s mill in Zarate; and a stoppage of 3 days during May 2015 and August 2015, as well as a 14-day stoppage during September in Arauco Argentina’s pulp mill, Puerto Esperanza.

Our Brazilian operations have not experienced any work stoppages in the last seven years. During 2017, our Uruguayan operations have not experienced any relevant work stoppages. Also, during 2017, we entered into a labor agreement with unions representing the employees of our pulp mill and forestry nursery in Uruguay.

In 2013, we experienced approximately 33 days of work stoppages during the construction at the Montes del Plata joint operation in Uruguay. These stoppages were caused by national and local strikes, related to various labor conflicts mostly of Montes del Plata subcontractors. On June 4, 2016, the mill’s activity was suspended for five days as a result of labor unrest involving employees of our logistics contractors, who blocked the access to the mill.

During the last six years, there have been no strikes or other material work stoppages at our U.S. and Canadian subsidiaries.

SHARE OWNERSHIP

Our First Vice-Chairman, Roberto Angelini, owns directly and indirectly 29.7% of Inversiones Angelini y Compañía Limitada (“Inversiones Angelini”), which is the principal shareholder of AntarChile. He directly owns 0.2% of AntarChile. Through his direct and indirect interests in Inversiones Angelini, AntarChile and Empresas Copec, Roberto Angelini beneficially owns 11.6% of our shares.

None of our other directors or executive officers beneficially owns 1% or more of our shares.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Our only outstanding voting securities are shares of common stock of a single series, without nominal (par) value. The following table sets forth certain information concerning ownership of our common stock, as of April 18, 2018, with respect to each shareholder known by us to own more than 5% of the outstanding shares of our common stock and all of our directors and executive officers, as a group.

	Number of Shares Owned	Percentage Ownership
Empresas Copec	113,134,814	99.98
Directors and executive officers of our Company, as a group	—	—

Through its ownership of our Common Stock, Empresas Copec currently has voting control over us.

Empresas Copec is a Chilean public company listed on the Santiago Stock Exchange, the Valparaíso Stock Exchange and the Chilean Electronic Stock Exchange. It is a holding company, the principal interests of which are in Arauco, gasoline distribution, electricity, gas distribution, fishing and mining. Before October 1, 2003, Empresas Copec’s legal name was Compañía de Petróleos de Chile S.A. As of that date, Compañía de Petróleos de Chile S.A. transferred all its gasoline and fuel-related business assets to a new subsidiary, Compañía de Petróleos de Chile COPEC S.A., and changed its legal name to Empresas Copec S.A. As of December 31, 2017, AntarChile owned 60.8% of Empresas Copec.

Through its ownership in Empresas Copec, AntarChile beneficially owned 60.8% of our shares as of December 31, 2017. As of April 18, 2018, AntarChile beneficially owned 60.8% of our shares. Inversiones Angelini in turn owns 63.4% of AntarChile’s shares, and certain other related investors own an additional 10.9% of AntarChile. Inversiones Angelini and such other investors are defined herein as the “Angelini Group.”

The principal equity owners of interest in Inversiones Angelini are Mrs. María Noseda Zambra with 10.9%, Mr. Roberto Angelini Rossi directly and indirectly with 29.7%, and Mrs. Patricia Angelini Rossi directly and indirectly with 24.3%. Mrs. María Noseda Zambra passed away on April 15, 2018.

As of December 31, 2017, and April 18, 2018, the Angelini Group controlled Arauco through the ownership structure described above.

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

Notwithstanding the above, in accordance with Article 147 of the Chilean Companies Act, our Board has resolved that the following transactions with related parties do not need to follow the procedure set forth in the previous paragraph: (i) transactions which do not involve material amounts; (ii) transactions with affiliates in which we control 95% or more of the equity; and (iii) transactions that are considered by our Board to be performed in the ordinary course of our business in accordance with our general policy of customary dealings, which was approved by our Board on March 27, 2018 and is available to shareholders at our main office and is published on our website, at www.arauco.cl.

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

Item 8. Financial Information

See “Item 18—Financial Statements.”

EXPORT SALES

Export sales constituted 64.6% of our revenues for the year ended December 31, 2017. Our total export revenues for 2017 were U.S.$3,382.9 million. Our principal overseas markets are Asia, North America and Western Europe. See “Item 4. Information on our Company—Description of Business—Domestic and Export Sales.”

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

While Chilean law in general provides that only individuals can be convicted in criminal actions, Chilean Law No. 20,393, which was published in the Official Gazette on December 2, 2009, and amended by Chilean Law No. 20,931 published in the Official Gazette on July 5, 2016, provides an exception to this general rule, under which criminal responsibility of legal entities can be established for criminal offenses related to the financing of terrorism, asset laundering, receiving or bribery. We do not have knowledge of any fact that could result in our criminal responsibility under such law.

We are also subject to certain administrative proceedings as a result of a pipe leakage in the Nueva Aldea Mill in 2013, the death of fish in the Cruces River in January 2014, close to the Valdivia Mill effluent discharge, and a pipe leakage in the Arauco Mill in February 2016, all of which are currently under investigation by the competent authorities. In addition, in 2016 the Superintendence of the Environment initiated administrative proceedings against the Valdivia, Nueva Aldea, Licancel and Constitución mills. In 2017, the Superintendence of the Environment initiated an administrative proceeding against the Arauco Mill. The first part of the proceeding against the Valdivia Mill concluded in 2017. On December 15, 2017, the Superintendence of the Environment found the Valdivia Mill liable for ten out of eleven charges and imposed a fine of 7,777 UTA (approximately U.S.$ 7.3 million as of March 29, 2018). We appealed this decision with the Superintendence which ratified its prior decision on March 23, 2018. We appealed such ratification on April 5, 2018 before the Third Environmental Court. A final decision by the Third Environmental Court is expected to be rendered during 2018 and may be further appealed before the Supreme Court. In 2016, the Nueva Aldea and Constitución mills decided to submit compliance programs according to applicable regulations, both of which were approved by the Superintendence of the Environment. These programs require the mills to implement actions and/or make certain investments in connection with the charges made by the Superintendence. Once these activities have been completed, the proceedings relating to Nueva Aldea and Constitución will end. We expect that these proceedings will end in 2018. With regard to the Licancel Mill, the Company filed its defense in June 2016. In February 2017, the Superintendence of the Environment found the Licancel Mill liable for three out of four charges and imposed a fine of 239 UTA (approximately U.S.$205,000). This decision was appealed before the above Superintendence, which on August 7, 2017, materially reduced the fine. Arauco paid the fine and this case has been closed. Finally, the proceeding against Arauco Mill is still underway, and may result in material administrative fines or sanctions, the revocation of environmental authorizations or the temporary or permanent closure of facilities. The Company filed its defense in September 2017 and a decision by the Superintendence is expected in 2018.

Tax Litigation in Argentina

On December 14, 2007, the Administración Federal de Ingresos Públicos (Federal Administration of Public Revenues, or AFIP), Argentina’s internal revenue service, notified our Argentine subsidiary, Alto Paraná S.A., which effective January 1, 2015, changed its name to Arauco Argentina S.A., or Arauco Argentina, of a claim for alleged unpaid taxes for fiscal years 2002, 2003 and 2004 in the aggregate amount of AR$418 million (or approximately U.S.$22 million at December 31, 2017 exchange rate) including principal, interest and penalties accrued through such date, arising from a dispute regarding certain income tax deductions (related to debt issued by Arauco Argentina in 2001 and repaid in 2007) taken by Arauco Argentina and challenged by the AFIP. On February 8, 2010, the Tribunal Fiscal de la Nación (Argentina’s Tax Court), issued an administrative ruling requiring that Arauco Argentina pay the AFIP’s claim in full.

Arauco Argentina appealed this administrative ruling to the Court of Appeals, in addition to filing an injunctive action requesting that the court stay Arauco Argentina’s payment obligation until resolution of its pending appeal. On May 13, 2010, the Court of Appeals granted an injunction of Arauco Argentina’s payment obligation in exchange for the posting of a surety bond in the amount of AR$633.6 million (or approximately U.S.$34 million at December 31, 2017 exchange rate). On December 28, 2012, the Court of Appeals dismissed Arauco Argentina’s appeal. Arauco Argentina appealed this decision before the Argentine Supreme Court of Justice, or the Argentine Supreme Court. The appeal was under consideration by the Argentine Supreme Court since May 29, 2013. As of the date of this annual report, the injunction granted by the Court of Appeals is still in force.

On July 22, 2016, Argentine Law N° 27,260 was promulgated, which established a regime for the exceptional regularization of tax, social security and customs obligations that were at that time subject to judicial proceedings (the “Regularization Regime”).

In September 2016, and considering the significant advantages offered by the Regularization Regime, Arauco Argentina accepted participating in the regime in relation to the above-mentioned claim by AFIP. Entering the Regularization Regime meant for Arauco Argentina the exemption of the applicable fines as well as the release of a portion of accrued interests. As a result, the disbursement amounted to AR$ 248.5 million (or approximately U.S.$13 million at December 31, 2017 exchange rate). Additionally, Arauco Argentina must carry out the payment of the costs and expenses to be determined by the courts, determination which is still pending at the time of this annual report. The decision to enter into the Regularization Regime required an unconditional release of Arauco Argentina in relation to the regularized obligations, as well as the release and waiver of any action derived for it in the above proceedings. On November 1, 2016, the Supreme Court accepted Arauco Argentina’s release and ordered the return of the file to the competent court. On April 18, 2017, Chamber I of the National Court of Appeals declared that the Company had abandoned its actions and rights, including its repetition rights, thus condoning the fine and the corresponding interests. Additionally, the Court of Appeals deferred the court fee determination until payment of the state attorneys has been decided by the lower court, ordering as well the reimbursement of the contingency insurance posted. The bond has been released and returned to the insurance company.

Tax Litigation in Chile

On August 25, 2005, the Chilean IRS issued tax calculations No. 184 and No. 185 of 2005 objecting to certain capital reduction transactions effected by Arauco on April 16, 2001 and October 31, 2001, and furthermore, requesting reimbursement for amounts returned to us in respect of certain claimed tax losses. On November 7, 2005, we requested a Revisión de la Actuación Fiscalizadora (Review of the Supervision Action, or RAF), which is an administrative review of the tax action brought by the Chilean IRS, and subsequently, a claim was filed against the above-mentioned tax calculations No. 184 and No. 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, which resolution, however, only partially sustained our request. In response, we filed an additional complaint with regard to the portion of the RAF that was not granted administrative review. On September 20, 2017, the Chilean Tax and Custom Court resolved to confirm the Chilean IRS tax calculations No. 184 and No. 185. On October 12, 2017, Arauco appealed this decision before the Santiago Court of Appeals. As of the date of this annual report, the appeal is still under review.

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

The CARF’s decision occurred on May 16, 2017, which accepted some of the Company’s arguments but maintained other charges. We may continue to object the outstanding alledged infraction, which is estimated at U.S.$ 17.3 million as of December 31, 2017, increased by monetary correction.

As of the date of this annual report, the decision by Arauco do Brasil of filing a Special Appeal is still under analysis, since the CARF’s decision has not been notified yet. We believe that the Special Appeal will be based on solid legal arguments and that there is a reasonable likelihood that this matter will result in a favorable outcome for Arauco do Brasil. If the Special Appeal is rejected, we intend to begin the relevant proceedings to contest the Infraction Notice before the Brazilian Justice. However, if the cancellation of the Infraction Notice does not occur, it is possible that an obligation will arise for the amount above specified, plus any accrued interest and penalties as of the payment date.

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

On April 21, 2015, our shareholders approved a final dividend of U.S.$0.866672295 per share for 2014, which was distributed on May 13, 2015. On November 24, 2015, our Board of Directors approved an interim dividend of U.S.$0.385117532 per share, which was distributed on December 16, 2015. On April 26, 2016, our shareholders approved a final dividend of U.S.$0.876827598 per share for 2015, which was distributed on May 11, 2016. On November 22, 2016, our Board of Directors approved an interim dividend of U.S.$0.2613312999 per share, which was distributed on December 14, 2016. On April 25, 2017, our shareholders approved a final dividend of U.S.$0.52142834529 per share for 2016, which was distributed on May 10, 2017. On November 28, 2017, our Board of Directors approved an interim dividend of U.S.$0.5345863395 per share, which was distributed on December 20, 2017. On March 27, 2018, our Board of Directors approved a final dividend of U.S.$1,00541893372 per share for 2017, to be distributed on May 9, 2018, all of which is subject to shareholders’ approval at the meeting to be held on April 24, 2018.

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

TAXATION

General

The following summary contains a description of certain Chilean and United States federal income tax consequences of the purchase, ownership and disposition of our securities, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase our securities. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the United States and Chile.

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

Chilean Taxation

The following is a general summary of the principal consequences under Chilean tax law, as currently in effect, of an investment in our securities made by a foreign holder. Foreign holder means either:

•

in the case of an individual, a person who is neither a resident nor is domiciled in Chile. For purposes of Chilean taxation, (a) an individual is resident in Chile if he or she has remained in Chile for more than six months in one calendar year, or a total of more than six months in two consecutive fiscal years and (b) an individual is domiciled in Chile if such individual resides in Chile with the intention of remaining in Chile (the intention will be determined according to the circumstances); or

•	in the case of a legal entity, a legal entity that is not organized under the laws of Chile, unless our securities are assigned to a branch or a permanent establishment of such entity in Chile.

Under Chile’s income tax law, our payments of interest made from Chile in respect to our securities to a foreign holder will generally be subject to a Chilean withholding tax assessed at a rate of 4.0%, or the Chilean Interest Withholding Tax, only to the extent the requirements for applying a 4.0% rate are complied with. In addition, consideration should be given to the fact that the rate might be higher if these payments do not comply with the requirements established in the law with the purpose to determine the indebtedness limit of the local entity.

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

The Chilean Income Tax Law provides that a foreign holder is subject to income tax on his Chilean source income. For this purpose, Chilean source income means earnings from activities performed in Chile or from the sale, disposition or other transactions in connection with assets or goods located in Chile. Article 11 of the Chilean income tax law states that, for this purpose, notes and other private or public securities will only be considered as located in Chile if they are issued in Chile by a Chilean issuer. In consideration that our securities are not issued in Chile, any capital gains realized on the sale or other disposition by a foreign holder of our securities generally will not be subject to any Chilean income taxes.

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

United States Taxation

This summary of certain United States federal income tax considerations deals principally with United States Holders that acquired our securities as part of the initial offering of our securities, hold our securities as capital assets and whose functional currency is the United States dollar. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular investor, and generally does not address the tax treatment of United States Holders that may be subject to special tax rules, such as banks, financial institutions, tax-exempt entities, regulated investment companies, real estate investment trusts, insurance companies, partnerships and partners therein, dealers in securities or currencies, traders in securities electing to mark to market, certain short-term holders of our securities, persons that will hold our securities as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction, persons that own (or are deemed to own for United States tax purposes) 10% or more of our stock by vote or value or persons that are not United States Holders. United States Holders should be aware that the U.S. federal income tax consequences of holding our securities may be materially different for investors described in the previous sentence, including as a result of certain laws applicable to investors with short holding periods or that engage in hedging transactions.

Under recently enacted legislation, U.S. holders that use an accrual method of accounting for U.S. federal income tax purposes generally will be required to include certain amounts in income no later than the time such amounts are reflected on certain financial statements. The application of this rule thus may require the accrual of income earlier than would be the case under the general tax rules applicable to accrual basis taxpayers, although the precise application of this rule is unclear at this time. This rule generally will be effective for tax years beginning after December 31, 2017 or, for debt securities issued with original issue discount, for tax years beginning after December 31, 2018. U.S. holders that use an accrual method of accounting should consult with their tax advisors regarding the potential applicability of this legislation to their particular situation.

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

We are exposed to market risk from changes in interest rates and currency exchange rates. Our Board of Directors approves our policies that address these risks. From time to time, we assess our exposure and monitor opportunities to manage these risks, including entering into derivative contracts. For information on the currency and interest rate swaps into which we entered with respect to a portion of our borrowings, see “Item 5. Operating and Financial Review and Prospects—Hedging” and Note 23 to our audited consolidated financial statements. In the normal course of business, we also face risks that are either non-financial or non-quantifiable. Such risks principally include country risk, credit risk and legal risk and are not represented in the tables below.

Interest Rate Risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. As of December 31, 2017, we had outstanding U.S.$4.3 billion of indebtedness, including accrued interest and discounts and costs of issuance, of which 86.0% bore interest at fixed interest rates and 14.0% bore interest at floating rates of interest. These average rates do not reflect the effect of swap agreements. 67.7% of our indebtedness was denominated in U.S. dollars as of that date. The interest rate on our variable rate debt is determined principally by reference to LIBOR. As of December 31, 2017, we were party to an interest rate swap agreement in our Uruguayan subsidiary to hedge fluctuations in floating rates for long-term debt. See “Item 5. Operating and Financial review and Prospects – Hedging” and Note 23 to our audited consolidated financial statements.

The following table summarizes our debt obligations, as of December 31, 2017. These obligations are sensitive to changes in interest rates. The table presents the aggregate principal amount of each category of indebtedness maturing in each year, at the weighted average interest rate for each category of indebtedness. Average interest rates for liabilities are calculated based on the prevailing interest rate for each loan as of December 31, 2017.

	Average Interest Rate	2018	2019	2020	2021	2022	Thereafter	Total Debt	Fair Value
	(U.S.$ in millions)
Interest
Bearing Debt
Fixed Rate
(U.S.$-denominated)	4.72%	81.4	246.9	45.2	245.0	299.6	1,394.4	2,312.4	2,407.2
(UF/CLP$-denominated)	3.28%	74.9	73.9	291.8	46.9	55.8	813.9	1,357.3	1,547.8
(R$-denominated)	8.62%	4.4	0.4	0.4	0.7	0.6	—	6.5	6.5
Floating Rate
(U.S.$denominated) LIBOR+	1.42%	336.9	40.8	40.4	23.8	23.7	114.6	580.2	628.4
(R$-denominated) TJLP +	3.70%	2.7	7.4	5.4	0.9	0.7	—	17.1	17.1

Total		500.2	369.4	383.3	317.3	380.4	2,322.9	4,273.5	4,607.0

Foreign Currency Risk

Our principal exchange rate risk involves changes in the value of the Chilean peso and, to a lesser extent, the Brazilian real, the Argentine peso and the Euro relative to the U.S. dollar. We estimate that a majority of our consolidated costs and expenses are denominated in U.S. dollars. As of December 31, 2017:

•	67.6% of our accounts receivable were denominated in U.S. dollars, 13.1% in Chilean pesos and 11.0% were denominated in Brazilian reais;

•	85.0% of our cash and short-term investments were denominated in U.S. dollars, 3.9% were denominated in Chilean pesos, 1.7% in Argentine pesos and 8.0% in Brazilian reais;

•	67.7% of our debt was denominated in U.S. dollars before swaps; and

•	a significant portion of our consolidated total assets was denominated in U.S. dollars.

Substantially all of our foreign currency-denominated revenues, costs and expenses, receivables and indebtedness are denominated in U.S. dollars. As of December 31, 2017, 67.7% of our debt was denominated in U.S. dollars before swaps. As of December 31, 2017, we were party to cross currency swap agreements in Chile to hedge our local bonds in UF, and forward agreements to swap local currencies to U.S. dollars. See “Item 5. Operating and Financial review and Prospects – Hedging” and Note 23 to our audited consolidated financial statements. Accordingly, variations in the value of the Chilean peso relative to the U.S. dollar will not have a significant effect on the cost in U.S. dollars of our foreign debt service obligations.

Commodity Risk

Prices for pulp, forestry and wood products can fluctuate significantly, and our revenues are highly sensitive to fluctuations in such prices. For a more detailed discussion and sensitivity analysis relating to the risks arising from changes in the market price of pulp, which is our primary commodity risk, see Note 23 to our audited consolidated financial statements. As of December 31, 2017, we were party to derivative contracts to partially hedge our exposure to fuel oil in Uruguay, which include commodity swap agreements. See “Item 5. Operating and Financial review and Prospects – Hedging” and Note 23 to our audited consolidated financial statements.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

(a) Disclosure controls and procedures. We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Senior Vice-President Comptroller, of the effectiveness of the design and operation of our disclosure controls and procedures, as of December 31, 2017. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Senior Vice-President Comptroller concluded that the disclosure controls and procedures, as of December 31, 2017, were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and that such information is accumulated and communicated to our management, including the Chief Executive Officer and Senior Vice-President Comptroller, as appropriate to allow timely decisions regarding required disclosure.

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

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Control—Integrated Framework (2013), our management concluded that our internal control over financial reporting was effective as of December 31, 2017.

(c) Attestation Report of the registered public accounting firm. Not applicable.

(d) Changes in internal controls over financial reporting. There has been no change in our internal control over financial reporting during 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors PricewaterhouseCoopers Consultores Auditores SpA, or PwC, during the fiscal years ended December 31, 2016 and 2017.

	Year ended December 31,
	2017	2016
	(U.S.$ in thousands)
Audit fees	$2,466	$2,185
Audit-related fees	509	—
Tax fees	1,702	823
Other fees	1,093	—
Total fees	$5,770	$3,008

Audit fees in the above table are the aggregate fees billed by PwC for the fiscal years ended December 31, 2017 and 2016, in each case in connection with the audit of our annual financial statements in accordance with IFRS, as well as the review of other filings.

Audit-related fees in the above table are the aggregate fees billed by PwC for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, including due diligence in Brazil and Mexico.

Tax fees in the above table are fees billed by PwC for the fiscal years ended December 31, 2017 and 2016, associated with tax compliance services in Chile, Brazil, Argentina, Colombia, Uruguay and Mexico; and tax consultation services in Chile, Argentina, Spain and the United States.

Other fees in the above table are fees billed by PwC related to an assessment of internal control over financial reporting for the fiscal year 2017 with the purpose of issuing a report indicating control deficiencies associated with either control design deficiencies or control effectiveness for the Company’s entities in Chile, United States, Argentina and Brazil. This service is still ongoing as of the date of this report.

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

Item 19. Exhibits

Documents filed as exhibits to this annual report:

1.1		English translation of the estatutos (by-laws) of Celulosa Arauco y Constitución S.A., as of April 22, 2014 (incorporated by reference to Exhibit 1.1 to Arauco’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on April 29, 2014, Commission file No. 033-99720).

8.1		List of subsidiaries

12.1		Certification of chief executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2		Certification of principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1		Certification of chief executive officer and principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101	*	XBRL Instance Document and related items.

Omitted from the exhibits filed with this annual report are certain instruments and agreements with respect to our long-term debt, none of which authorizes securities in a total amount that exceeds 10% of our total assets. We hereby agree to furnish to the SEC copies of any such omitted instruments or agreements as the SEC requests.

*	As permitted by Rule 405(a)(2)(ii) of Regulation S-T, the registrant’s XBRL (eXtensible Business Reporting Language) information will be furnished in an amendment to this Form 20-F that will be filed no more than 30 days after the date hereof. In accordance with Rule 402 of Regulation S-T, such XBRL information will be furnished and not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Act, will be deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise will not be subject to liability under those sections.

Index of Exhibits

1.1	English translation of the by-laws (estatutos) of Celulosa Arauco y Constitución S.A., dated as of April 22, 2014 (incorporated by reference to Exhibit 1.1 to Arauco’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on April 29, 2014, Commission file No. 033-99720).

8.1	List of subsidiaries.

12.1	Certification of chief executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of chief executive officer and principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101*	XBRL Instance Document and related items.

*	As permitted by Rule 405(a)(2)(ii) of Regulation S-T, the registrant’s XBRL (eXtensible Business Reporting Language) information will be furnished in an amendment to this Form 20-F that will be filed no more than 30 days after the date hereof. In accordance with Rule 402 of Regulation S-T, such XBRL information will be furnished and not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Act, will be deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise will not be subject to liability under those sections.

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

By:	/s/ Matías Domeyko
Matías Domeyko
Chief Executive Officer

Date: April 23, 2018

CONSOLIDATED

FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Celulosa Arauco y Constitución S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Celulosa Arauco y Constitución S.A. and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Consultores, Auditores SpA

Santiago, Chile

April 20, 2018

We have served as the Company’s auditor since 2015.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	12-31-2017 ThU.S.$	12-31-2016 ThU.S.$

Assets
Current Assets
Cash and cash equivalents	5	589,886	592,253
Other current financial assets	23	3,504	5,201
Other current non-financial assets	25	129,837	144,915
Trade and other current receivables	23	814,412	701,610
Accounts receivable due from related companies	13	3,488	12,505
Current inventories	4	868,462	852,612
Current biological assets	20	307,796	306,117
Current tax assets		49,471	104,088

Total Current Assets other than assets or disposal groups classified as held for sale		2,766,856	2,719,301

Non-Current Assets or disposal groups classified as held for sale	22	3,507	3,059

Non-Current Assets or disposal groups classified as held for sale or as held for distribution to owners		3,507	3,059

Total Current Assets		2,770,363	2,722,360
Non-Current Assets
Other non-current financial assets	23	56,600	8,868
Other non-current non-financial assets	25	121,521	130,319
Trade and other non-current receivables		16,040	14,273
Accounts receivable due from related companies, non-current	13	1,056	957
Investments accounted for using equity method	15-16	368,772	446,548
Intangible assets other than goodwill	19	88,615	89,497
Goodwill	17	69,922	74,893
Property, plant and equipment	7	7,034,299	6,919,495
Non-current biological assets	20	3,459,146	3,592,874
Deferred tax assets		8,266	6,097
Total Non-Current Assets		11,224,237	11,283,821
Total Assets		13,994,600	14,006,181

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

	Note	12-31-2017 ThU.S.$	12-31-2016 ThU.S.$

Equity and Liabilities
Liabilities
Current Liabilities
Other current financial liabilities	23	500,344	697,452
Trade and other current payables	23	717,346	537,891
Accounts payable to related companies	13	11,208	3,831
Other current provisions	18	2,728	842
Current tax liabilities		8,088	1,641
Current provisions for employee benefits	10	5,730	5,244
Other current non-financial liabilities	25	153,950	99,163
Total Current Liabilities other than assets included in disposal groups classified as held for sale		1,399,394	1,346,064

Total Current Liabilities		1,399,394	1,346,064
Non-Current Liabilities
Other non-current financial liabilities	23	3,778,567	3,870,914
Other non-current provisions	18	36,008	38,138
Deferred tax liabilities	6	1,485,365	1,631,065
Non-current provisions for employee benefits	10	66,033	60,084
Other non-current non-financial liabilities	25	112,340	60,633
Total Non-Current Liabilities		5,478,313	5,660,834
Total Liabilities		6,877,707	7,006,898
Equity
Issued capital		353,618	353,618
Retained earnings		7,425,133	7,329,675
Other reserves		(703,778)	(728,042)

Equity attributable to parent company		7,074,973	6,955,251

Non-controlling interests		41,920	44,032
Total Equity		7,116,893	6,999,283
Total Equity and Liabilities		13,994,600	14,006,181

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		For the years ended December 31,
	Note	2017 ThU.S.$	2016 ThU.S.$	2015 ThU.S.$
Statements of profit or loss

Revenue	9	5,238,341	4,761,385	5,146,740
Cost of sales	3	(3,574,532)	(3,498,905)	(3,511,425)
Gross profit		1,663,809	1,262,480	1,635,315
Other income	3	111,513	257,863	273,026
Distribution costs	3	(523,300)	(496,473)	(528,470)
Administrative expenses	3	(521,294)	(474,469)	(551,977)
Other expense	3	(240,165)	(77,415)	(83,388)
Profit from operating activities		490,563	471,986	744,506
Finance income	3	19,640	29,701	50,284
Finance costs	3	(287,958)	(258,467)	(262,962)
Share of profit of associates and joint ventures accounted for using equity method	15	17,017	23,939	6,748
Exchange rate differences		98	(3,935)	(41,171)
Profit before income tax		239,360	263,224	497,405
Income Tax	6	30,992	(45,647)	(129,694)
Net Profit		270,352	217,577	367,711

Net profit attributable to
Net profit attributable to parent company		269,724	213,801	362,689
Net profit attributable to non-controlling interests		628	3,776	5,022
Net Profit		270,352	217,577	367,711

Basic and diluted earnings per share (in U.S.$ per share)
Basic and diluted earnings per share from continuing operations		2.3836	1.8894	3.2051

Basic and diluted earnings per share		2.3836	1.8894	3.2051

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the years ended December 31,
	Note	2017 ThU.S.$	2016 ThU.S.$	2015 ThU.S.$
Net profit		270,352	217,577	367,711
Components of other comprehensive income that will not be reclassified to profit or loss before tax:
Other comprehensive income before tax actuarial gain (losses) on defined benefit plans		2,499	(5,593)	(1,530)

Share of other comprehensive income of associates and joint ventures accounted for using equity method		8,754	132	(1,008)

Other Comprehensive Income that will not be reclassified to profit or loss before tax		11,253	(5,461)	(2,538)

Components of other comprehensive income that will be reclassified to profit or loss before tax:

Exchange differences on translation

Gains (losses) on exchange differences on translation, before tax	11	11,873	173,754	(385,109)

Other Comprehensive Income before tax exchange differences on translation		11,873	173,754	(385,109)

Cash flow hedges

Gains (losses) on cash flow hedges, before tax	23	22,212	84,045	11,859

Recycle of cash flow hedges to profit or loss before tax	23	(16,965)	(10,198)	(16,122)

Other Comprehensive Income before tax Cash flow hedges		5,247	73,847	(4,263)

Other Comprehensive income that will be reclassified to profit or loss before tax		17,120	247,601	(389,372)

Income tax relating to components of other comprehensive Income that will not be reclassified to profit or loss before tax

Income tax relating to actuarial losses on defined benefit plans		(673)	1,509	649
Income tax relating to share of other comprehensive income of associates and joint ventures accounted for using equity method		(2,086)	(106)	227

Income tax relating to components of other comprehensive Income that will be reclassified to profit or loss before tax

Income tax relating to cash flow hedges	23	(5,917)	(20,055)	(1,738)

Income tax relating to recycle of cash flow hedges	23	4,326	2,700	3,627

Income tax relating to components of other comprehensive income that will be reclassified to profit or loss		(1,591)	(17,355)	1,889
Other comprehensive (loss) income		24,023	226,188	(389,145)

Comprehensive (loss) income		294,375	443,765	(21,434)

Comprehensive Income attributable to
Comprehensive (loss) income, attributable to owners of parent company		293,988	435,119	(15,619)
Comprehensive (loss) income, attributable to non-controlling interests		387	8,646	(5,815)

Total comprehensive (loss) income		294,375	443,765	(21,434)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

12-31-2017	Issued Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other Reserves ThU.S.$	Total other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01-01-2017	353,618	(703,886)	1,096	(20,752)	(4,500)	(728,042)	7,329,675	6,955,251	44,032	6,999,283
Changes in Equity:
Comprehensive income
Net profit							269,724	269,724	628	270.352
Other comprehensive income, net of tax		12,114	3,656	1,826	6,668	24,264		24,264	(241)	24.023
Comprehensive income	—	12,114	3,656	1,826	6,668	24,264	269,724	293,988	387	294.375
Dividends							(174,266)	(174,266)	(2,483)	(176.749)
Increase (decrease) from transfers and other changes							—	—	(16)	(16)
Changes in equity	—	12,114	3,656	1,826	6,668	24,264	95,458	119,722	(2,112)	117.610
Closing balance at 12-31-2017	353,618	(691,772)	4,752	(18,926)	2,168	(703,778)	7,425,133	7,074,973	41,920	7,116,893

12-31-2016	Issued Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other Reserves ThU.S.$	Total other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01-01-2016	353,618	(872,770)	(55,396)	(16,668)	(4,526)	(949,360)	7,204,452	6,608,710	37,735	6,646,445
Changes in Equity:
Comprehensive income
Net profit							213,801	213,801	3.776	217.577
Other comprehensive income, net of tax		168,884	56,492	(4,084)	26	221,318		221,318	4.870	226.188
Comprehensive income	—	168,884	56,492	(4,084)	26	221,318	213,801	435,119	8.646	443.765
Dividends							(88,578)	(88,578)	(2,250)	(90.828)
Increase (decrease) from transfers and other changes							—	—	(99)	(99)
Changes in equity	—	168,884	56,492	(4,084)	26	221,318	125,223	346,541	6,297	352.838
Closing balance at 12-31-2016	353,618	(703,886)	1,096	(20,752)	(4,500)	(728,042)	7,329,675	6,955,251	44,032	6,999,283

12-31-2015	Issued Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other Reserves ThU.S.$	Total other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01-01-2015	353,618	(498,495)	(53,022)	(15,790)	(3,745)	(571,052)	6,984,564	6,767,130	47,606	6,814,736
Changes in Equity:
Comprehensive income
Net profit							362,689	362,689	5,022	367,711
Other comprehensive income, net of tax		(374,275)	(2,374)	(878)	(781)	(378,308)		(378,308)	(10,837)	(389,145)
Comprehensive income	—	(374,275)	(2,374)	(878)	(781)	(378,308)	362,689	(15,619)	(5,815)	(21,434)
Dividends							(142,801)	(142,801)	(3,228)	(146,029)
Increase (decrease) from transfers and other changes							—	—	(828)	(828)
Changes in equity	—	(374,275)	(2,374)	(878)	(781)	(378,308)	219,888	(158,420)	(9,871)	(168,291)
Closing balance at 12-31-2015	353,618	(872,770)	(55,396)	(16,668)	(4,526)	(949,360)	7,204,452	6,608,710	37,735	6,646,445

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2017 ThU.S.$	2016 ThU.S.$	2015 ThU.S.$
STATEMENTS OF CASH FLOWS
Cash Flows from (used in) Operating Activities
Classes of cash receipts from operating activities
Receipts from sales of goods and rendering of services	5,508,705	5,020,551	5,733,693
Other cash receipts from operating activities	365,238	470,765	337,696
Classes of cash payments
Payments to suppliers for goods and services	(3,850,367)	(3,914,976)	(4,260,587)
Payments to and on behalf of employees	(532,223)	(320,738)	(490,723)
Other cash payments from operating activities	(128,314)	(232,271)	(193,334)
Interest paid	(261,186)	(191,573)	(205,797)
Interest received	18,966	29,380	17,720
Income taxes paid	(37,942)	(83,903)	(87,784)
Other inflows (outflows) of cash, net	(10,452)	(3,651)	2,766

Net Cash flows from Operating Activities	1,072,425	773,584	853,650

Cash flows (used in) investing activities

Cash flow used in obtaining control of subsidiaries or other businesses	(15,918)	—	(10,090)
Cash used for contributions and purchase of associates and joint ventures	—	(153,135)	(814)
Other cash receipts from sales of equity or debt instruments in other entities	1	6,781	—
Loans to related parties	—	—	(23,628)
Proceeds from sale of property, plant and equipment	6,308	17,685	5,860
Purchase of property, plant and equipment	(448,314)	(356,153)	(321,385)
Proceeds from sales of intangible assets	—	—	99
Purchase of intangible assets	(10,468)	(14,858)	(10,395)
Proceeds from sales of other long-term assets	2,609	1,644	506
Purchase of other non-current assets	(179,184)	(140,707)	(126,132)
Dividends received	7,287	4,772	6,350
Other inflows (outflows) of cash, net	4,331	(6,241)	1,849

Cash flows used in Investing Activities	(633,348)	(640,212)	(477,780)

Cash flows from (used in) Financing Activities

Total borrowings obtained	1,312,481	737,653	280,863
Debt obtained in long-term	1,025,096	187,845	890
Debt obtained in short-term	287,385	549,808	279,973
Repayments of borrowings	(1,627,711)	(645,211)	(949,183)
Dividends paid	(121,586)	(130,624)	(143,003)
Other outflows of cash, net	(2,285)	(302)	(853)
Cash flows used in Financing Activities	(439,101)	(38,484)	(812,176)
Net increase (decrease) in Cash and Cash Equivalents before effect of exchange rate changes	(24)	94,888	(436,306)
Effect of exchange rate changes on cash and cash equivalents	(2,343)	(2,660)	(34,821)
Net increase (decrease) of Cash and Cash equivalents	(2,367)	92,228	(471,127)

Cash and cash equivalents, at the beginning of the period	592,253	500,025	971,152

Cash and cash equivalents, at the end of the period	589,886	592,253	500,025

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017 AND 2016

NOTE 1.	PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

Entity Information

Celulosa Arauco y Constitución S.A. and subsidiaries, (hereafter “Arauco” or the “Company”), tax identification number 93,458,000-1, is a closely held corporation, that was registered in the Securities Registry (the “Registry”) of the Superintendency of Securities and Insurance (current Chilean Commission for the Financial Market (“CMF”)) as No. 042 on June 14, 1982. Additionally, the Company is registered as a non-accelerated filer in the Securities and Exchange Commission (SEC) of the United States of America.

Forestal Cholguán S.A., a subsidiary of Celulosa Arauco y Constitución S.A., is also registered in the Securities Registry as No. 030.

The Company’s head office address is El Golf Avenue 150, 14th floor, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of products related to the forestry and timber industries. Its main operations are focused on business areas of pulp, wood products and forestry.

Arauco is controlled by Empresas Copec S.A., which owns 99.9780% of Arauco, and is registered in the Securities Registry as No. 0028. Each of the above mentioned companies is subject to the oversight of the CMF.

The ultimate shareholders of Arauco are Mrs. María Noseda Zambra de Angelini (who passed away on April 15, 2018), Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi, who have control fundamentally as follows:

(i)	Through Inversiones Angelini y Cía. Ltda., entity wich has 63.4015% of the shares of AntarChile S.A. and

(ii)	Mr. Roberto Angelini Rossi through the statutory control of Inversiones Golfo Blanco Ltda., direct owner of 5.77307% of the shares of AntarChile S.A.; and Mrs. Patricia Angelini Rossi, through the statutory control of Inversiones Senda Blanca Ltda., direct owner of 4.32981% of the shares of AntarChile S.A.

Arauco’s Consolidated Financial Statements were prepared on a going concern basis.

Presentation of Consolidated Financial Statements

The Financial Statements presented by Arauco are comprised by the following:

•	Consolidated Statements of Financial Position as of December 31, 2017 and 2016.

•	Consolidated Statements of Profit or Loss for the years ended December 31, 2017, 2016 and 2015.

•	Consolidated Statements of Comprehensive Income for the years ended December 31, 2017, 2016 and 2015.

•	Consolidated Statements of Changes in Equity for the years ended December 31, 2017, 2016 and 2015.

•	Consolidated Statements of Cash Flows for the years ended December 31, 2017, 2016 and 2015.

•	Explanatory disclosures (notes)

Period Covered by the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the periods between January 1 and December 31, 2017, 2016 and 2015.

Date of Approval of Consolidated Financial Statements

These consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) at the Extraordinary Meeting on April 20, 2018.

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

For the wood products and forestry reportable segments, although total sales include a mix of domestic and exports sales, prices of the products are established in U.S. Dollars, which is also the case for the cost structure of the related raw materials.

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

Summary of significant accounting policies

a)	Basis for preparation of consolidated financial statements

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and they represent the explicit and unreserved adoption of IFRS.

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

- Biological Assets

The recovery of forest plantations is based on discounted cash flow models which means that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, based on our sustainable forest management plans and the estimated growth of forests.

These discounted cash flows require estimates in growth, harvest, sales prices and costs; therefore, it is important that management make appropriate estimates of future levels and trends for sales and costs, as well as conduct regular surveys of the forests to establish the volumes of wood available for harvesting and their current growth rates. The main considerations used to measure forest plantations are presented in Note 20, including a sensitivity analysis.

- Goodwill

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

- Litigation and Contingencies

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

Based on the aforementioned process, the Company has established reportable segments according to the following business units:

•	Pulp

•	Wood products

•	Forestry

Refer to Note 24 for detailed financial information by reportable segment.

e)	Functional currency

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

(ii) Translation to the presentation currency of Arauco

For the purposes of presenting consolidated financial statements, assets and liabilities of Arauco’s operations in a functional currency different from Arauco’s are translated into U.S. dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange rate differences are recognized in other comprehensive income and accumulated in “Other reserves” within–equity.

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

(i) Derivative Financial Instruments - The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps, currency swaps and zero cost collar contracts. The Company’s policy is to enter into derivatives contracts only for economic hedging purposes and there are no instruments with speculation objectives.

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

-liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 3 at the acquisition date; and

-assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with such standard.

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

z)	Recent accounting pronouncements

a) Standards, interpretations and amendments that are mandatory for the first time for annual periods beginning on January 1, 2017:

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after

IAS 7	Statements of Cash Flows Introduces additional disclosure that enable users of financial statements to evaluate changes in liabilities arising from financial activities.	January 1, 2017

IAS 12	Income taxes Clarifies the accounting for deferred tax assets relating to debt instruments measured at fair value.	January 1, 2017

IFRS 12	Disclosure of Interests in Other Entities. Clarifies the scope of this rule.	January 1, 2017

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

IFRS 9

Financial Instruments

Supersedes IAS 39. This final version includes requirements for the classification and measurement of financial assets and liabilities and introduces an ‘expected credit loss’ model for the measurement of the impairment. Hedge accounting part was included in IFRS 9 published at November 2013.

January 1, 2018

IFRS 15

Revenue from Contracts with Customers

Provides a single, principles based five-step model to be applied to all contracts with customers. The principles include information related to nature, amount, opportunity and uncerntainty of the revenue and cash flows from contracts with customers.

January 1, 2018

IFRS 16

Leases

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

January 1, 2018

IFRIC 23	Uncertain tax positions It clarifies the method of applying the acknowledgment and measurement requirements of IAS 12 when there is uncertainty regarding the fiscal treatments.	January 1, 2019

IFRS 17	Insurance Contracts Supersedes IFRS 4. It changes mainly the accounting for insurance contracts and inverstments contracts.	January 1, 2021

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after

IFRS 1	First-time Adoption of International Financial Reporting Standards Deletes the short-term exemptions for first time adopters regarding to IFRS 7, IAS 9 and IFRS 10.	January 1, 2018

IFRS 2	Share-based payment Clarifies the measurement of cash settled share-based payment transactions and the accounting for amendments that change such payments to equity instruments.	January 1, 2018

IFRS 15	Revenue from contracts with customers. Introduces clarifications to the guidelines and examples related to the transition towards the new rule.	January 1, 2018

IFRS 4	Insurance contracts Introduces two approaches: overlap and temporary exemption of IFRS 9.	January 1, 2018

IAS 40	Investment properties Clarifies the requirements needed to transfer to, or from, investment properties.	January 1, 2018

IFRS 10 y IAS 28- Amendments	Sale or Contribution of assets among an Investor and its Associates or Joint Ventures.	Indeterminate

IAS 28	Investments in associates and joint ventures Measurement of the investments in associates and joint ventures at fair value.	January 1, 2018

IAS 28

Investments in associates and joint ventures

It clarifies that an entity applies IFRS 9 Financial Instruments to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture but to which the equity method is not applied.

January 1, 2019

IFRS 9	Financial instruments Allows assets to be measured at amortised cost.	January 1, 2019

IFRS 3	Business Combinations Clarifies that when an entity obtains control of a business that is a joint operation, it is a business combination achieve by steps.	January 1, 2019

IFRS 11	Joint Arrangements Clarifies that when an entity obtains joint control of a business that is a joint operation, the entity does not remeasure previously held interests in that business.	January 1, 2019

IAS 12

Income taxes

Clarifies the income tax consequences of dividends from financial instruments at amortized cost should be recognized according to the past transactions or events that generated distributable profits.

January 1, 2019

IAS 23	Borrowing Costs Clarifies that if any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the general borrowings.	January 1, 2019

IFRS 9 - Financial Instruments.

IFRS 9 addresses the classification, measurement and derecognition of financial assets and financial liabilities. The standard includes new rules applicable to hedge accounting and a new impairment model for financial assets. The financial assets held by the Group mainly include: Mutual Fund Holdings, (hedge) Derivatives, and highly-liquid financial instruments.

Consequently, Arauco does not expect the new standard to have a significant impact in the classification and measurement of its financial assets.

IFRS 15 – Revenue from Contracts with Customers.

The new standard specifies how and when income will be recognized and increases the disclosures. The standard provides a single five-step model based on principles applicable to all contracts with clients. The standard will be in full force and effect as of January 1, 2018.

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

IFRS 15 requires separate presentation of contract assets and contract liabilities in the balance sheet. This will result in some reclassifications as of January 1, 2018 in relation to contract liabilities in relation to volume-based rebates, which are currently included in other balance sheet line items.

Arauco intends to adopt the standard using the modified retrospective approach which means that the cumulative impact of the adoption will be recognized in retained earnings as of January 1, 2018 and that comparatives will not be restated.

IFRS 16 - Leases

IFRS 16 was issued in January 2016. The new standard will result in recognizing practically all leases in the balance sheet, because the distinction between operational and financial leases was eliminated. Under the new standard an asset (the right to use the leased property) as well as a financial liability is recognized for lease payments. Short-term and low-value leases are an exception to this standard. This standard will be in full force and effect as of January 1, 2019.

The group’s main assets are held under financial leases by Arauco and its affiliates, and therefore we do not expect that the new standard will have a significant impact on the financial statements. However, the group has yet to evaluate which other adjustments, if any, would be necessary due to changes in the definition of the term of the lease and the various treatments of variable rent payments and extension and termination options. Therefore, it is not yet possible to estimate the value of the right to use the assets and liabilities under leases that will be recognized upon the implementation of the new standard, or how this could affect the group’s earnings or losses and the classification of future cash flows.

According to the performed evaluations, the adoption of the other standards, amendments and interpretations described above will not have a significant impact on Arauco’s Consolidated Financial Statements during its initial application period.

NOTE 2.	ACCOUTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES

There have been no changes in the treatment of estimates, amendments and accounting policies with respect to same period of last year.

NOTE 3.	DISCLOSURE OF OTHER INFORMATION

a)	Disclosure of information on Issued Capital

At the date of these consolidated financial statements the share capital of Arauco is ThU.S.$353,618.

100% of Capital corresponds to ordinary shares

	12-31-2017	12-31-2016
Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	113,159,655
Nominal Value of Shares by Type of Capital in Ordinary Shares	ThU.S.$0.0031210 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$353,618
	12-31-2017	12-31-2016
Number of Shares Issued and Fully Paid by Type of Capital in Ordinary Shares	113,159,655

b)	Dividends paid

The interim dividend paid in December 2017 was equivalent to 20% of the distributable net profit calculated as of the end of September 2017 and was considered a decrease in the statements of changes in equity.

The final dividend paid each year corresponds to the difference between the 40% of the prior year distributable net profit and the amount of the interim dividend paid.

The ThU.S.$174,266 (ThU.S.$ 88,578 as of December 31, 2016) presented in the statements of changes in equity correspond to the minimum dividend provision recorded for the period 2017.

In the Statements of Cash Flow in the line item “Dividends Paid” an amount of ThU.S.$121,586 is presented for the year ended December 31, 2017 (ThU.S.$130,624 for the year ended December 31, 2016), of which ThU.S.$119,499 (ThU.S.$ 128,793 for the year ended December 31, 2016) correspond to the payment of dividends of the parent company.

The following are the dividends paid and per share amounts during the periods 2017, 2016 and 2015:

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Interim Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	12-20-2017
Amount of Dividend	ThU.S.$60,494
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$0.53459

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-10-2017
Amount of Dividend	ThU.S.$59,005
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$0.52143

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Interim Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	12-14-2016
Amount of Dividend	ThU.S.$29,572
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$0.26133

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-11-2016
Amount of Dividend	ThU.S.$99,221
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$0.87683

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Interim Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	12-16-2015
Amount of Dividend	ThU.S.$43,580
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$0.38512

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-12-2015
Amount of Dividend	ThU.S.$98,072
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$0.86667

c)	Disclosure of Information on Reserves

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

Other items in the Statements of Profit or Loss

The table below sets forth other income, other expenses, finance income, finance costs and share of profit (loss) of associates and joint ventures for the years ended December 31, 2017, 2016 and 2015 are as follows:

	January - December
	2017	2016	2015
	ThU.S.$	ThU.S.$	ThU.S.$
Classes of Other Income
Other Income, Total	111,513	257,863	273,026
Gain from changes in fair value of biological assets (See note 20)	83,031	208,562	210,479
Net income from insurance compensation	1,305	3,222	1,522
Revenue from export promotion	3,542	2,350	2,692
Lease income	3,061	4,687	2,654
Gain on sales of assets	13,444	17,485	11,849
Gain on business combination achieved in stages	—	—	8,744
Access easement	565	3,756	8,160
Recovery of tax credits	—	2,033	8,081
Other operating results (*)	6,565	15,768	18,845

Classes of Other Expenses by activity
Total of Other Expenses by activity	(240,165)	(77,415)	(83,388)
Depreciation	(1,880)	(562)	(1,407)
Legal expenses	(3,882)	(5,087)	(5,082)
Impairment provision for property, plant and equipment and others	(33,240)	(14,979)	(12,321)
Operating expenses related to plants stoppage	(5,861)	(3,926)	(3,917)
Expenses related to projects	(2,139)	(1,620)	(532)
Loss of asset sales	(4,691)	(2,283)	(2,475)
Loss and repair of assets	(3,739)	(1,307)	(316)
Loss of forest due to fires (**)	(138,139)	(15,193)	(34,850)
Other Taxes	(17,463)	(8,261)	(8,981)
Research and development expenses	(2,594)	(2,684)	(2,604)
Fines, readjustments and interests	(3,675)	(1,004)	(1,139)
Loss on disposal of associates	—	(10,369)	—
Others rentals no operational	(1,877)	—	—
Other expenses	(20,985)	(10,140)	(9,764)

Classes of financing income
Financing income, total	19,640	29,701	50,284
Financial income from mutual funds – term deposits	11,023	11,439	15,128
Financial income resulting from swap – forward instruments	3,602	7,226	4,439
Financial income resulting from loans with related companies	—	—	17,629
Other financial income	5,015	11,036	13,088

Classes of financing costs
Financing costs, Total	(287,958)	(258,467)	(262,962)
Interest expense, Banks loans	(31,014)	(33,224)	(40,690)
Interest expense, Bonds	(223,602)	(183,203)	(189,526)
Interest expense, other financial instruments	(15,706)	(17,221)	(7,260)
Other financial costs	(17,636)	(24,819)	(25,486)

Share of profit (loss) of associates and joint ventures accounted for using equity method
Total	17,017	23,939	6,748
Investments in associates	4,855	16,348	5,573
Joint ventures	12,162	7,591	1,175

(*)	”Other operating results” includes income from interests, extraction of sand and gravel from wharfage and indemnities, among others.
(**)	Loss of forest due to fires are presented net of ThU.S.$35,000 from insurance compensation as of December 2017.

The analysis of expenses by nature contained in these consolidated financial statements is presented below:

	January - December
Cost of sales	2017 ThU.S.$	2016 ThU.S.$	2015 ThU.S.$
Timber	725,114	736,399	641,821
Forestry labor costs	631,276	600,320	636,100
Depreciation and amortization	389,847	377,983	371,851
Maintenance costs	262,764	313,500	305,701
Chemical costs	517,478	479,335	539,856
Sawmill Services	109,776	117,340	128,801
Other Raw Materials	188,874	221,950	226,342
Other Indirect costs	178,447	143,074	138,900
Energy and fuel	186,041	139,527	172,077
Cost of electricity	42,008	39,960	41,674
Wage and salaries	342,907	329,517	308,302
Total	3,574,532	3,498,905	3,511,425

	January - December
Distribution cost	2017 ThU.S.$	2016 ThU.S.$	2015 ThU.S.$
Selling costs	39,175	33,557	48,160
Commissions	14,880	13,880	15,801
Insurance	3,620	3,216	4,601
Provision for doubtful accounts	(245)	910	3,137
Other selling costs	20,920	15,551	24,621
Shipping and freight costs	484,125	462,916	480,310
Port services	30,996	28,028	26,216
Freights	384,523	357,442	387,081
Other shipping and freight costs	68,606	77,446	67,013
Total	523,300	496,473	528,470

	January - December
Administrative expenses	2017 ThU.S.$	2016 ThU.S.$	2015 ThU.S.$
Wages and salaries	218,720	198,042	227,407
Marketing, advertising, promotion and publications expenses	10,046	9,937	10,422
Insurances	17,122	21,526	28,216
Depreciation and amortization	28,210	29,285	24,587
Computer services	27,193	27,735	31,897
Lease rentals (offices, other property and vehicles)	14,195	13,391	13,527
Donations, contributions, scholarships	12,772	10,396	11,172
Fees (legal and technical advisors)	43,107	43,809	49,556
Property taxes, city permits and rights	17,281	15,962	19,196
Cleaning services, security services and transportation	25,153	26,975	25,638
Third-party variable services (maneuvers, logistics)	46,097	40,277	56,093
Basic services	8,423	8,653	9,395
Maintenance and repair	5,579	7,617	8,361
Seminars, courses, training materials	2,526	3,560	5,156
Other administration expenses	44,870	17,304	31,354
Total	521,294	474,469	551,977

NOTE 4.	INVENTORIES

Components of Inventory	12-31-2017 ThU.S.$	12-31-2016 ThU.S.$
Raw materials	103,049	61,252
Production supplies	98,548	102,760
Work in progress	56,194	59,332
Finished goods	441,726	468,544
Spare Parts	168,945	160,724
Total Inventories	868,462	852,612

Inventories recognized as cost of sales at December 31, 2017 were ThU.S.$3,511,871 (ThU.S.$3,423,439 and ThU.S.$3,416,235 at December 31, 2016 and 2015, respectively).

In order to have the inventories recorded at net realizable value at December 31, 2017, a net decrease of inventories was recognized associated with a higher provision of obsolescence of ThU.S.$1,264 (ThU.S.$8,397 and ThU.S.$ 6,909 at December 31, 2016 and 2015, respectively). As of December 31, 2017, the amount of obsolescence provision is ThU.S.$28,684 (ThU.S.$27,420 at December 31, 2016).

At December 31, 2017, there were inventory write-offs of ThU.S.$1,427 (ThU.S.$1,332 and ThU.S.$ 4,215 at December 31, 2016 and 2015, respectively)

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

As of the date of these consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

Components of Cash and Cash Equivalents	12-31-2017 ThU.S.$	12-31-2016 ThU.S.$
Cash on hand	148	3,156
Bank checking account balances	209,037	146,290
Time deposits	292,105	247,391
Mutual funds	73,170	195,416
Other cash and cash equivalents (*)	15,426	—
Total	589,886	592,253

(*)	Applies to purchase contracts resale commitments.

The risk classification of the mutual funds in effect as of December 31, 2017 and December 31, 2016 is shown below.

	December 2017 ThU.S.$	December 2016 ThU.S.$
AAAfm	70,808	192,895
AAfm	2,362	2,521
Total Mutual Funds	73,170	195,416

Changes in Financial Liabilities

		Cash Flow
	Opening balance 12-31-2016 ThU.S.$	Borrowings obtained ThU.S.$	Borrowings paid ThU.S.$	Interest paid ThU.S.$	Accrued interest ThU.S.$	Inflation adjustment ThU.S.$	Non-cash movements ThU.S.$	Closing balance 12-31-2017 ThU.S.$
Borrowings from banks	914,358	421,309	(481,205)	(28,141)	27,894	(439)	4,681	858,457
Hedging liabilities	87,364	—	—	—	—	—	(81,971)	5,393
Bonds and promissory notes	3,452,658	891,172	(1,146,506)	(233,045)	218,326	122,324	(2,244)	3,302,685

Total	4,454,380	1,312,481	(1,627,711)	(261,186)	246,220	121,885	(79,534)	4,166,535

		Cash Flow
	Opening balance 12-31-2015 ThU.S.$	Borrowings obtained ThU.S.$	Borrowings paid ThU.S.$	Interest paid ThU.S.$	Accrued interest ThU.S.$	Inflation adjustment ThU.S.$	Non-cash movements ThU.S.$	Closing balance 12-31-2016 ThU.S.$
Borrowings from banks	997,542	550,226	(645,211)	(27,692)	27,471	9	12,013	914,358
Hedging liabilities	227,568	—	—	—	—	—	(140,204)	87,364
Bonds and promissory notes	3,180,334	187,427	—	(163,881)	165,017	79,923	3,838	3,452,658

Total	4,405,444	737,653	(645,211)	(191,573)	192,488	79,932	(124,353)	4,454,380

NOTE 6.	INCOME TAXES AND DEFERRED TAXES

The tax rates applicable in the countries in which Arauco operates are 25.5% in Chile, 35% in Argentina, 34% in Brazil, 25% in Uruguay and 35% in the United States (federal tax).

On September 29, 2014, the Official Gazette enacted Law No. 20,780, which introduced various amendments to the current income tax system, as well as to other taxes in Chile. The main amendment was the establishment of an option between two tax regimes: attributed income system and the partially integrated system. One of the effects of the regime selection is that it attaches a progressive increase in the First Category Tax for the fiscal years of 2014, 2015, 2016 and 2017 onwards, increasing to 21%, 22,5%, 24% y 25%, respectively, if the Company chooses the application of an attributed income system, or an increase to 21%, 22.5%, 24%, 25.5% y 27% for the fiscal years 2014, 2015, 2016, 2017, 2018 and thereafter, if the Company chooses the application of the partially integrated system.

Subsequently, on February 28, 2016, the Official Gazette enacted Law No. 20,899, which introduced amendments to Law No. 20,780. Among the main amendments is the incorporation of certain limitations for applying to the attributed income system, and therefore Arauco’s Chilean companies must apply the general rule, that is, the partially integrated system.

On December 22, 2017, a new law was enacted in the United States that amended several articles of the Income Tax Act. The most relevant amendments of this law include the reduction of the income tax rate, from 35% as to 21% by 2018 fiscal year. This amendment generated a benefit of ThU.S.$ 17,600 for Arauco’s subsidiaries in that country as of December 31, 2017, as a result of the reduction of the net deferred liabilities generated by the reduction of the federal income tax rate.

On December 29, 2017, Law No. 27,430 was enacted in the Official Gazette of Argentina, which amended several articles of the Income Tax Act. The most relevant amendments include the reduction of the federal income tax rate from 35% to 30% by 2018 and 2019 fiscal years, and 25% by 2020. This amendment generated a benefit of ThU.S$ 62,677 for Arauco’s subsidiaries in that country as of December 31, 2017, as a result of the reduction of the net deferred liabilities generated by the reduction of the federal income tax rate.

Deferred Tax Assets

The following table sets forth the deferred tax assets as of the dates indicated:

	12-31-2017	12-31-2016
Deferred Tax Assets	ThU.S.$	ThU.S.$
Deferred tax Assets relating to Provisions	7,433	5,771
Deferred tax Assets relating to Accrued Liabilities	11,267	11,716
Deferred tax Assets relating to Post-Employment benefits	19,276	17,618
Deferred tax Assets relating to Property, Plant and equipment	11,657	9,806
Deferred tax Assets relating to Financial Instruments	4,348	12,699
Deferred tax Assets relating to Tax Loss Carryforward	62,706	50,917
Deferred tax Assets relating to Inventories	5,941	7,158
Deferred tax Assets relating to Provisions for Income	21,354	7,069
Deferred tax Assets relating to Allowance for Doubtful Accounts	5,149	4,886
Intangible revaluation differences	10,389	10
Deferred tax Assets relating to Other Deductible Temporary Differences	27,364	22,985
Total Deferred Tax Assets	186,884	157,866

Offsetting presentation	(178,618)	(151,769)

Net Effect	8,266	6,097

Certain subsidiaries of Arauco mainly in Chile, Brazil and Uruguay, as of the date of these consolidated financial statements, present tax losses for which we estimate that, given the projection of future profits, will allow the recovery of these assets. The total amount of these tax losses is ThU.S.$216,397 (ThU.S.$178,064 at December 31, 2016), which are mainly originated by operational and financial losses.

In addition, as of the closing of these consolidated financial statements there are ThU.S.$167,862 (ThU.S.$176,280 at December 31, 2016) of non-recoverable tax losses from companies in Uruguay as joint operations based on the participation of Arauco and subsidiaries in USA, for which deferred tax assets have not been recognized. The estimated recovery period exceeds the expiry date of such tax losses.

Deferred Tax Liabilities

The following table sets forth the deferred tax liabilities as of the dates indicated:

	12-31-2017	12-31-2016
Deferred Tax Liabilities	ThU.S.$	ThU.S.$
Deferred tax Liabilities relating to Property, Plant and Equipment	860,498	934,892
Deferred tax Liabilities relating to Financial Instruments	12,684	7,186
Deferred tax Liabilities relating to Biological Assets	676,876	719,577
Deferred tax Liabilities relating to Inventory	32,580	31,072
Deferred tax Liabilities relating to Prepaid Expenses	41,600	42,881
Deferred tax Liabilities relating to Intangible	22,014	27,222
Deferred tax Liabilities relating to Other Taxable Temporary Differences	17,731	20,004
Total Deferred Tax Liabilities	1,663,983	1,782,834

Offsetting presentation	(178,618)	(151,769)

Net Effect	1,485,365	1,631,065

The effect of changes in current and deferred tax liabilities related to financial hedging instruments corresponds to a credit of ThU.S.$1,591 for the year ended December 31, 2017 (compared to a credit of ThU.S.$17,355 for the year ended December 31, 2016), which is presented net in Reserves for Cash Flow Hedges in the Consolidated Statement of changes in Equity.

Reconciliation of deferred tax assets and liabilities

Deferred Tax Assets	Opening Balance 01-01-2017 ThU.S.$	Deferred tax Expenses (Income) ThU.S.$	Deferred tax of items charged to other comprehensive income ThU.S.$	Increase (decrease) through Business Combination ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 12-31-2017 ThU.S$
Deferred tax Assets relating to Provisions	5,771	931	—	726	5	7,433
Deferred tax Assets relating to Accrued Liabilities	11,716	(405)	—	—	(44)	11,267
Deferred tax Assets relating to Post-Employment benefits	17,618	2,286	(673)	—	45	19,276
Deferred tax Assets relating to Property, Plant and equipment	9,806	1,850	—	—	1	11,657
Deferred tax Assets relating to Financial Instruments	12,699	1,414	(9,764)	—	(1)	4,348
Deferred tax Assets relating to Tax Loss Carryforward	50,917	7,271	—	6,093	(1,575)	62,706
Deferred tax Assets relating to Inventories	7,158	(1,435)	—	221	(3)	5,941
Deferred tax Assets relating to Provisions for Income	7,069	(3,697)	—	—	—	3,372
Deferred tax Assets relating to Allowance for Doubtful Accounts	4,886	(854)	—	1,133	(16)	5,149
Intangible revaluation differences	10	(954)	—	11,333	—	10,389
Deferred tax Assets relating to Other Deductible Temporary Differences	30,216	6,943	—	9,134	(948)	45,345
Total Deferred Tax Assets	157,866	13,350	(10,437)	28,640	(2,536)	186,883

Deferred Tax Liabilities	Opening Balance 01-01-2017 ThU.S.$	Deferred tax Expenses (Income) ThU.S.$	Deferred tax of items charged to other comprehensive income ThU.S.$	Increase (decrease) through Business Combination ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 12-31-2017 ThU.S.$
Deferred tax Liabilities relating to Property, Plant and Equipment	934,892	(82,445)	—	9,735	(1,684)	860,498
Deferred tax Liabilities relating to Financial Instruments	7,186	5,497	—	—	1	12,684
Deferred tax Liabilities relating to Biological Assets	719,577	(79,947)	—	37,246	(751)	676,876
Deferred tax Liabilities relating to Inventory	31,072	1,508	—	—	—	32,580
Deferred tax Liabilities relating to Prepaid Expenses	42,881	(1,281)	—	—	—	41,600
Deferred tax Liabilities relating to Intangible	27,222	(4,880)	—	—	(328)	22,014
Deferred tax Liabilities relating to Other Taxable Temporary Differences	20,004	(6,730)	—	4,467	(10)	17,731
Total Deferred Tax Liabilities	1,782,834	(168,278)	—	52,199	(2,772)	1,663,983

Deferred Tax Assets	Opening Balance 01-01-2016 ThU.S.$	Deferred tax Expenses (Income) ThU.S.$	Deferred tax of items charged to other comprehensive income ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 12-31-2016 ThU.S.$
Deferred tax Assets relating to Provisions	13,498	(8,019)	—	292	5,771
Deferred tax Assets relating to Accrued Liabilities	8,535	3,181	—	—	11,716
Deferred tax Assets relating to Post-Employment benefits	15,480	579	1,509	50	17,618
Deferred tax Assets relating to Property, Plant and equipment	7,730	2,076	—	—	9,806
Deferred tax Assets relating to Financial Instruments	21,805	1,500	(10,606)	—	12,699
Deferred tax Assets relating to Tax Loss Carryforward	35,751	11,498	—	3,668	50,917
Deferred tax Assets relating to Inventories	4,240	2,918	—	—	7,158
Deferred tax Assets relating to Provisions for Income	3,997	3,050	—	22	7,069
Deferred tax Assets relating to Allowance for Doubtful Accounts	4,572	261	—	53	4,886
Intangible revaluation differences	56	(46)	—	—	10
Deferred tax Assets relating to Other Deductible Temporary Differences	24,587	3,593	—	2,036	30,216
Total Deferred Tax Assets	140,251	20,591	(9,097)	6,121	157,866

Deferred Tax Liabilities	Opening Balance 01-01-2016 ThU.S.$	Deferred tax Expenses (Income) ThU.S.$	Deferred tax of items charged to other comprehensive income ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 12-31-2016 ThU.S.$
Deferred tax Liabilities relating to Property, Plant and Equipment	930,608	(1,065)	—	5,349	934,892
Deferred tax Liabilities relating to Financial Instruments	6,376	810	—	—	7,186
Deferred tax Liabilities relating to Biological Assets	693,103	12,642	—	13,832	719,577
Deferred tax Liabilities relating to Inventory	31,912	(840)	—	—	31,072
Deferred tax Liabilities relating to Prepaid Expenses	40,907	2,078	—	(104)	42,881
Deferred tax Liabilities relating to Intangible	26,419	(528)	—	1,331	27,222
Deferred tax Liabilities relating to Other Taxable Temporary Differences	26,203	(9,229)	—	3,030	20,004
Total Deferred Tax Liabilities	1,755,528	3,868	—	23,438	1,782,834

Temporary Differences

The following tables summarize the deductible and taxable temporary differences:

	12-31-2017		12-31-2016
	Deductible	Taxable	Deductible	Taxable
	Difference	Difference	Difference	Difference
Detail of classes of Deferred Tax Temporary Differences	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred Tax Assets	124,178		106,949
Deferred Tax Assets - Tax loss carryforward	62,706		50,917
Deferred Tax Liabilities		1,663,983		1,782,834
Total	186,884	1,663,983	157,866	1,782,834

	January - December
	2017	2016	2015
Detail of Temporary Difference Income and Loss Amounts	ThU.S.$	ThU.S.$	ThU.S.$
Deferred Tax Assets	6,079	9,093	(15,306)
Deferred Tax Assets - Tax loss carryforward	7,270	11,498	(959)
Deferred Tax Liabilities	168,279	(3,868)	(26,259)
Total	181,628	16,723	(42,524)

Income Tax Expense

Income tax expense consists of the following:

	January - December
	2017	2016	2015
Income Tax composition	ThU.S.$	ThU.S.$	ThU.S.$
Current income tax expense	(155,292)	(58,831)	(87,908)
Tax benefit arising from unrecognized tax assets previously used to reduce current tax expense	3,018	—	—
Prior period current income tax adjustments	(227)	(6,899)	4,033
Other current benefit tax (expenses)	1,865	3,360	(3,295)
Current Tax Expense, Net	(150,636)	(62,370)	(87,170)

Deferred tax expense relating to origination and reversal of temporary differences	174,358	5,225	(41,565)
Tax benefit arising from previously unrecognized tax loss carryforward	7,270	11,498	(959)
Total deferred Tax benefit (expense), Net	181,628	16,723	(42,524)
Income Tax benefit (expense), Total	30,992	(45,647)	(129,694)

The following table presents the current income tax expense detailed by foreign and domestic (Chile) companies at December 31, 2017, 2016 and 2015:

	January - December
	2017 ThU.S.$	2016 ThU.S.$	2015 ThU.S.$
Foreign current income tax expense	(28,071)	(27,931)	(33,129)
Domestic current income tax expense	(122,565)	(34,439)	(54,041)
Total current income tax expense	(150,636)	(62,370)	(87,170)

Foreign deferred tax benefit (expense)	94,228	7,794	(17,240)
Domestic deferred tax benefit (expense)	87,400	8,929	(25,284)
Total deferred tax benefit (expense)	181,628	16,723	(42,524)
Total tax benefit (expense)	30,992	(45,647)	(129,694)

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.

The reconciliation of income tax expense is as follows:

	January - December
	2017	2016	2015
Reconciliation of Income tax from Statutory Rate to Effective Tax Rate	ThU.S.$	ThU.S.$	ThU.S.$
Statutory domestic (Chile) income tax rate	25.5%	24.0%	22.5%
Tax Expense at statutory tax rate	(61,037)	(63,174)	(111,916)
Tax effect of foreign tax rates	(7,118)	(13,368)	(16,099)
Tax effect of revenues exempt from taxation	40,133	33,834	41,268
Tax effect of not deductible expenses	(28,783)	(10,987)	(40,866)
Tax rate effect of tax loss carry forwards	(44)	—	14
Tax effect of Previously Unrecognized Tax Benefit in the Statements of Profit or Loss	195	—	(857)
Tax effect of a new evaluation of assets for deferred not recognized taxes	5,311	17,157	307
Tax rate effect from change in tax rate (opening balances)	78,946	(3,681)	(3,445)
Tax rate effect of adjustments for current tax of prior periods	(227)	(6,899)	4,033
Other tax rate effects	3,616	1,471	(2,128)
Total adjustments to tax expense at applicable tax rate	92,029	17,527	(17,778)
Tax benefit (expense) at effective tax rate	30,992	(45,647)	(129,694)

NOTE 7.	PROPERTY, PLANT AND EQUIPMENT

	12-31-2017	12-31-2016
Property, Plant and Equipment, Net	ThU.S.$	ThU.S.$
Construction work in progress	597,351	321,031
Land	1,008,310	991,450
Buildings	2,135,201	2,169,731
Plant and equipment	3,112,755	3,256,348
Information technology equipment	22,665	24,154
Fixtures and fittings	12,297	9,880
Motor vehicles	15,959	16,858
Other property, plant and equipment	129,761	130,043
Total Net	7,034,299	6,919,495

Property, Plant and Equipment, Gross
Construction work in progress	597,351	321,031
Land	1,008,310	991,450
Buildings	3,926,157	3,825,259
Plant and equipment	6,410,561	6,128,494
Information technology equipment	82,765	76,421
Fixtures and fittings	40,388	33,613
Motor vehicles	49,756	48,534
Other property, plant and equipment	159,720	153,838
Total Gross	12,275,008	11,578,640

Accumulated depreciation and impairment
Buildings	(1,790,956)	(1,655,528)
Plant and equipment	(3,297,806)	(2,872,146)
Information technology equipment	(60,100)	(52,267)
Fixtures and fittings	(28,091)	(23,733)
Motor vehicles	(33,797)	(31,676)
Other property, plant and equipment	(29,959)	(23,795)
Total	(5,240,709)	(4,659,145)

Description of Property, Plant and Equipment Pledged as Security for Liabilities

As of December 31, 2017, there are no significant assets pledged as collateral to be disclosed in these consolidated financial statements.

Disbursements commitments for the acquisition of property, plant and equipment and disbursements for property, plant and equipment under construction.

	12-31-2017 ThU.S.$	12-31-2016 ThU.S.$
Amount committed for the acquisition of property, plant and equipment	112,924	122,757

Reconciliation of Property, Plant and Equipment

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment as of December 31, 2017 and December 31, 2016:

Movement of Property, Plant and Equipment	Construction work in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipment ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2017	321,031	991,450	2,169,731	3,256,348	24,154	9,880	16,858	130,043	6,919,495
Changes
Additions	440,394	277	12,932	65,938	787	556	2,161	10,788	533,833
Acquisitions through business combinations	3,460	4,009	17,214	46,415	164	986	241	2,022	74,511
Disposals	—	(1,878)	(48)	(5,492)	(26)	(26)	(292)	(262)	(8,024)
Retirements	(1,585)	(75)	(3,809)	(3,900)	(4)	(29)	(127)	(7,211)	(16,740)
Depreciation	—	—	(125,692)	(311,819)	(6,080)	(2,268)	(3,546)	(5,421)	(454,826)
Impairment loss recognized in profit or loss	(208)	—	(769)	(8,271)	(5)	(310)	—	(338)	(9,901)
Increase (decrease) through net exchange differences	290	(2,728)	961	(2,394)	51	(31)	67	69	(3,715)
Reclassification of assets held for sale	(418)	—	—	84	—	—	—	—	(334)
Increase (decrease) through transfers from construction in progress	(165,613)	17,255	64,681	75,846	3,624	3,539	597	71	—
Total changes	276,320	16,860	(34,530)	(143,593)	(1,489)	2,417	(899)	(282)	114,804
Closing balance 12-31-2017	597,351	1,008,310	2,135,201	3,112,755	22,665	12,297	15,959	129,761	7,034,299

Movement of Property, Plant and Equipment	Construction work in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipment ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2016	251,519	951,638	2,182,643	3,346,675	26,210	11,860	16,721	109,130	6,896,396
Changes
Additions	317,159	6,350	7,966	59,997	554	269	1,281	25,618	419,194
Disposals	(44)	(1,107)	(443)	(2,382)	(105)	—	(199)	(1,607)	(5,887)
Retirements	(1,754)	(295)	(926)	(2,209)	(24)	(8)	(30)	(2,811)	(8,057)
Depreciation	—	—	(122,257)	(330,876)	(5,352)	(1,970)	(3,969)	(4,729)	(469,153)
Impairment loss recognized in profit or loss	—	—	9	(1,254)	(7)	(1)	—	(1,553)	(2,806)
Increase (decrease) through net exchange differences	6,610	30,514	(2,388)	51,224	134	116	112	3,145	89,467
Reclassification of assets held for sale	—	—	—	341	—	—	—	—	341
Increase (decrease) through transfers from construction in progress	(252,459)	4,350	105,127	134,832	2,744	(386)	2,942	2,850	—
Total changes	69,512	39,812	(12,912)	(90,327)	(2,056)	(1,980)	137	20,913	23,099
Closing balance 12-31-2016	321,031	991,450	2,169,731	3,256,348	24,154	9,880	16,858	130,043	6,919,495

The depreciation expense for the period ending December 31, 2017, 2016 and 2015 is as follows:

	January-December
	2017	2016	2015
Depreciation for the year	ThU.S.$	ThU.S.$	ThU.S.$
Cost of sales	381,725	371,170	365,401
Administrative expenses	23,005	21,546	19,084
Other expenses	3,494	2,119	3,707
Total	408,224	394,835	388,192

The useful lives of property, plant and equipment are estimated based on the expected use of the assets. The average useful lives by asset class are as follow:

Years of Useful Life (Average)
Buildings	58
Plant and equipment	30
Information technology equipment	8
Fixtures and fittings	28
Motor vehicles	7
Other property, plant and equipment	14

See Note 12 for details of capitalized borrowing costs.

NOTE 8. LEASES

Arauco acting as lessee

	12-31-2017 ThU.S.$	12-31-2016 ThU.S.$
Property, Plant and Equipment under finance leases	116,534	117,206
Plant and equipment	116,534	117,206

Reconciliation of Financial Lease Minimum Payments:

12-31-2017
Present Value
Periods	ThU.S.$
Less than one year	44,341
Between one and five years	68,035
More than five years	—
Total	112,376

12-31-2016
Present Value
Periods	ThU.S.$
Less than one year	40,400
Between one and five years	73,586
More than five years	—
Total	113,986

Lease obligations are presented in the consolidated statements of financial position in line items “Other current financial liabilities” and “Other non-current financial liabilities” depending on their respective maturities as stated above.

Arauco acting as lessor

Reconciliation of Financial Lease Minimum Payments:

	12-31-2017
	Gross	Interest	Present Value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	12,001	69	11,932
Between one and five years	1,174	—	1,174
More than five years	—	—	—
Total	13,175	69	13,106

	12-31-2016
	Gross	Interest	Present Value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	512	—	512
Between one and five years	353	—	353
More than five years	—	—	—
Total	865	—	865

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

NOTE 9.	REVENUE

	January - December
Classes of revenue	2017 ThU.S.$	2016 ThU.S.$	2015 ThU.S.$
Revenue from sales of goods	5,133,339	4,649,581	5,018,138
Revenue from rendering of services	105,002	111,804	128,602
Total	5,238,341	4,761,385	5,146,740

NOTE 10.	EMPLOYEE BENEFITS

Classes of Benefits and Expenses by Employee

	2017 ThU.S.$	2016 ThU.S.$	2015 ThU.S.$
Employee expenses	563,117	532,957	537,629
Wages and salaries	542,981	506,993	519,066
Severance indemnities	20,136	25,964	18,563

	2017	2016	2015
Discount rate	5.11%	4.52%	4.91%
Inflation	2.77%	2.79%	2.95%
Annual rate of wage growth	5.22%	5.22%	5.22%
Mortality rate (1)	RV-2014	RV-2009	RV-2009

(1)	For the purposes of determining the technical reserves, Chilean annuity providers are required by law to utilize the mortality tables specified by the SVS (currently Chilean Commission for the Financial Market). The most recent table is the RV-2014, which is based on Chilean pensioner experience from 2006-2013 (SP & SVS, 2013). The mortality tables distinguish between males and females.

Sensitivities to assumptions	2017 ThU.S.$
Discount rate
Increase in 100 bps	(5,170)
Decrease in 100 bps	6,018
Wage growth rates
Increase in 100 bps	5,590
Decrease in 100 bps	(5,212)

The following tables set forth the balances and the reconciliation of the present value of severance indemnities obligations as of December 31, 2017 and December 31, 2016:

	12-31-2017	12-31-2016
	ThU.S.$	ThU.S.$
Current	5,730	5,244
Non-current	66,033	60,084
Total	71,763	65,328

Reconciliation of the present value of severance indemnities obligations	12-31-2017 ThU.S.$	12-31-2016 ThU.S.$
Opening balance	65,328	56,433
Current service cost	5,583	5,334
Interest cost	3,208	2,957
(Gains) losses from changes in actuarial assumptions	(3,711)	2,083
Actuarial gains and losses arising from experience	1,212	3,503
Benefits paid	(5,654)	(7,871)
Increase (decrease) for foreign currency exchange rates changes	5,792	2,889
Closing balance	71,763	65,328

NOTE 11.	BALANCES IN FOREIGN CURRENCY AND FOREIGN CURRENCY EXCHANGE RATE IMPACT IN PROFIT OR LOSS.

	12-31-2017 ThU.S.$	12-31-2016 ThU.S.$
Total Current Assets	2,770,363	2,722,360

Cash and Cash Equivalents	589,886	592,253
U.S Dollar	501,352	524,426
Euros	4,306	2,357
Brazilian Real	47,314	47,696
Argentine Pesos	10,038	4,046
Other currencies	3,685	3,327
Chilean Pesos	23,191	10,401

Other current financial assets	3,504	5,201
U.S Dollar	3,497	4,879
Argentine Pesos	—	315
Other currencies	7	7

Other current non-financial assets	129,837	144,915
U.S Dollar	48,632	62,246
Euros	104	71
Brazilian Real	17,158	22,537
Argentine Pesos	5,832	12,261
Other currencies	5,306	3,500
Chilean Pesos	52,805	44,300

Trade and other current receivables	814,412	701,610
U.S Dollar	550,674	489,056
Euros	20,498	26,544
Brazilian Real	89,673	46,150
Argentine Pesos	26,863	15,137
Other currencies	17,702	16,620
Chilean Pesos	106,442	106,681
U.F.	2,560	1,422

Accounts receivable due from related companies	3,488	12,505
U.S Dollar	726	274
Brazilian Real	171	726
Chilean Pesos	2,192	10,548
U.F.	399	957

Current Inventories	868,462	852,612
U.S Dollar	809,689	812,748
Brazilian Real	58,773	39,864

Current biological assets	307,796	306,117
U.S Dollar	270,761	271,551
Brazilian Real	37,035	34,566

Current tax assets	49,471	104,088
U.S Dollar	7,769	6,199
Brazilian Real	6,721	5,798
Argentine Pesos	—	39
Other currencies	3,188	2,696
Chilean Pesos	31,793	89,356

Non-current assets or disposal groups classified as held for sale	3,507	3,059
U.S Dollar	2,835	3,059
Brazilian Real	672	—

	12-31-2017 ThU.S.$	12-31-2016 ThU.S.$
Total Non-Current Assets	11,224,237	11,283,821

Other non-current financial assets	56,600	8,868
U.S Dollar	56,600	8,868

Other non-current non-financial assets	121,521	130,319
U.S Dollar	104,711	95,658
Brazilian Real	4,629	4,042
Argentine Pesos	11,303	9,900
Other currencies	693	636
Chilean Pesos	185	20,083

Trade and other non-current receivables	16,040	14,273
U.S Dollar	4,247	6,895
Brazilian Real	3,345	—
Other currencies	—	527
Chilean Pesos	6,692	5,753
U.F.	1,756	1,098

Accounts receivable due from related companies, non-current	1,056	957
U.F.	1,056	957

Investments accounted for using equity method	368,772	446,548
U.S Dollar	130,276	124,324
Euros	185,410	156,990
Brazilian Real	53,080	165,203
Chilean Pesos	6	31

Intangible assets other than goodwill	88,615	89,497
U.S Dollar	87,007	88,394
Brazilian Real	1,516	1,026
Chilean Pesos	92	77

Goodwill	69,922	74,893
U.S Dollar	42,656	42,508
Brazilian Real	27,266	32,385

Property, plant and equipment	7,034,299	6,919,495
U.S Dollar	6,443,081	6,394,105
Brazilian Real	585,202	520,448
Chilean Pesos	6,016	4,942

Non-current biological assets	3,459,146	3,592,874
U.S Dollar	2,934,819	3,185,872
Brazilian Real	524,327	407,002

Deferred tax assets	8,266	6,097
U.S Dollar	4,319	4,134
Brazilian Real	3,622	1,697
Other currencies	32	52
Chilean Pesos	293	214

	12-31-2017			12-31-2016
	Up to 90 days	From 91 days to 1 year	Total	Up to 90 days	From 91 days to 1 year	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total Liabilities, current	1,045,364	354,030	1,399,394	806,280	539,784	1,346,064

Other current financial liabilities	148,778	351,566	500,344	196,001	501,451	697,452
U.S Dollar	134,125	284,293	418,418	178,442	455,908	634,350
Brazilian Real	2,383	4,660	7,043	3,558	1,282	4,840
Argentine Pesos	—	—	—	11	29	40
Chilean Pesos	1,508	4,116	5,624	1,132	3,387	4,519
U.F.	10,762	58,497	69,259	12,858	40,845	53,703

Bank Loans	110,700	282,172	392,872	134,140	61,483	195,623
U.S Dollar	108,317	277,512	385,829	130,571	60,172	190,743
Brazilian Real	2,383	4,660	7,043	3,558	1,282	4,840
Argentine Pesos	—	—	—	11	29	40

Financial Leases	9,928	34,413	44,341	9,534	30,866	40,400
Chilean Pesos	1,508	4,116	5,624	1,132	3,387	4,519
U.F.	8,420	30,297	38,717	8,402	27,479	35,881

Other Loans	28,150	34,981	63,131	52,327	409,102	461,429
U.S Dollar	25,808	6,781	32,589	47,871	395,736	443,607
U.F.	2,342	28,200	30,542	4,456	13,366	17,822

Trade and other current payables	717,342	4	717,346	511,371	26,520	537,891
U.S Dollar	193,562	—	193,562	146,652	3,510	150,162
Euros	9,099	—	9,099	12,006	1,028	13,034
Brazilian Real	124,917	—	124,917	4,849	21,982	26,831
Argentine Pesos	29,243	—	29,243	31,661	—	31,661
Other currencies	4,936	—	4,936	12,244	—	12,244
Chilean Pesos	333,525	4	333,529	285,359	—	285,359
U.F.	22,060	—	22,060	18,600	—	18,600

Accounts payable to related companies	11,208	—	11,208	3,831	—	3,831
U.S Dollar	1,354	—	1,354	1,969	—	1,969
Chilean Pesos	9,854	—	9,854	1,862	—	1,862

Other current provisions	2,728	—	2,728	842	—	842
U.S Dollar	622	—	622	842	—	842
Brazilian Real	2,106	—	2,106	—	—	—
Current tax liabilities	6,361	1,727	8,088	1,641	—	1,641
U.S Dollar	283	—	283	448	—	448
Euros	158	—	158	7	—	7
Argentine Pesos	46	—	46	133	—	133
Other currencies	479	—	479	574	—	574
Chilean Pesos	5,395	1,727	7,122	479	—	479

Current provisions for employee benefits	5,595	135	5,730	5,214	30	5,244
Chilean Pesos	5,595	135	5,730	5,214	30	5,244

Other current non-financial liabilities	153,352	598	153,950	87,380	11,783	99,163
U.S Dollar	119,309	582	119,891	62,974	163	63,137
Euros	77	—	77	53	—	53
Brazilian Real	18,016	—	18,016	9,426	11,616	21,042
Argentine Pesos	3,215	—	3,215	3,474	—	3,474
Other currencies	3,906	—	3,906	3,202	—	3,202
Chilean Pesos	8,809	16	8,825	8,183	4	8,187
U.F.	20	—	20	68	—	68

	12-31-2017			12-31-2016
	From 13 months to 5 years	More than 5 years	Total	From 13 months to 5 years	More than 5 years	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Total non-current liabilities	3,025,553	2,452,760	5,478,313	3,599,291	2,061,543	5,660,834

Other non-current financial liabilities	1,455,641	2,322,926	3,778,567	2,020,484	1,850,430	3,870,914
U.S Dollar	970,631	1,508,999	2,479,630	1,591,127	1,075,204	2,666,331
Brazilian Real	16,506	—	16,506	17,098	1,042	18,140
Chilean Pesos	9,839	—	9,839	11,151	—	11,151
U.F.	458,665	813,927	1,272,592	401,108	774,184	1,175,292

Bank Loans	327,424	138,161	465,585	626,384	92,351	718,735
U.S Dollar	310,918	138,161	449,079	609,286	91,309	700,595
Brazilian Real	16,506	—	16,506	17,098	1,042	18,140

Financial Leases	68,035	—	68,035	73,586	—	73,586
Chilean Pesos	9,839	—	9,839	11,151	—	11,151
U.F.	58,196	—	58,196	62,435	—	62,435

Other Loans	1,060,182	2,184,765	3,244,947	1,320,514	1,758,079	3,078,593
U.S Dollar	659,713	1,370,838	2,030,551	981,841	983,895	1,965,736
U.F.	400,469	813,927	1,214,396	338,673	774,184	1,112,857

Other non-current provisions	36,008	—	36,008	38,138	—	38,138
U.S Dollar	7	—	7	1	—	1
Brazilian Real	4,682	—	4,682	5,425	—	5,425
Argentine Pesos	31,316	—	31,316	32,712	—	32,712
Chilean Pesos	3	—	3	—	—	—

Deferred tax liabilities	1,355,531	129,834	1,485,365	1,479,596	151,469	1,631,065
U.S Dollar	1,247,096	129,834	1,376,930	1,412,506	131,406	1,543,912
Brazilian Real	108,435	—	108,435	67,090	20,063	87,153

Non-current provisions for employee benefits	66,033	—	66,033	60,084	—	60,084
Other currencies	129	—	129	144	—	144
Chilean Pesos	65,904	—	65,904	59,940	—	59,940

Other non-current non-financial liabilities	112,340	—	112,340	989	59,644	60,633
U.S Dollar	13	—	13	430	—	430
Brazilian Real	111,634	—	111,634	—	59,644	59,644
Argentine Pesos	480	—	480	349	—	349
Chilean Pesos	213	—	213	206	—	206
U.F.	—	—	—	4	—	4

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. Dollar as follows:

Subsidiary	Country	Functional Currency
Arauco do Brasil S.A.	Brazil	Brazilian Real
Arauco Forest Brasil S.A.	Brazil	Brazilian Real
Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real
Arauco Industria de Paineis Ltda.	Brazil	Brazilian Real
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real
Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real
Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos
Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos
Forestal Nuestra Señora del Carmen S.A.	Argentina	Argentine Pesos
Forestal Talavera S.A.	Argentina	Argentine Pesos
Greeneagro S.A.	Argentina	Argentine Pesos
Leasing Forestal S.A.	Argentina	Argentine Pesos
Savitar S.A.	Argentina	Argentine Pesos
Flakeboard Company Limited	Canada	Canadian Dollar

The table below shows a detail per company of the effect in the period of the Reserve of Exchange Differences on translation:

	January - December
	2017	2016	2015
	ThU.S.$	ThU.S.$	ThU.S.$
Arauco do Brasil S.A.	(6,537)	73,087	(155,390)
Arauco Forest Brasil S.A.	(6,929)	68,314	(140,992)
Arauco Florestal Arapoti S.A.	(1,051)	19,523	(43,189)
Arauco Distribución S.A.	—	—	(4,180)
Sonae Arauco S.A.	20,547	—	—
Arauco Argentina S.A.	(752)	4,989	(13,308)
Flakeboard Company Limited	6,529	2,984	(16,915)
Others	307	(13)	(301)

Total reserve of exchange differences on translation	12,114	168,884	(374,275)

Effect of foreign exchange rates changes

	January-December
	2017	2016	2015
	ThU.S.$	ThU.S.$	ThU.S.$
Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	98	(3,935)	(40,827)
Reserve of exchange differences on translation (with Non-controlling interests)	11,873	173,754	(385,109)

NOTE 12.	BORROWING COSTS

Arauco estimates the average rate of borrowings to finance its current investments projects. The average rate loans to finance these investments projects were claculated to record the capitalization.

	January - December
	2017	2016
	ThU.S.$	ThU.S.$
Property, plant and equipment capitalized cost

Property, plant and equipment capitalized interest cost rate	4.91%	5.11%

Amount of the capitalized interest cost, property, plant and equipment	5,603	2,177

NOTE 13.	RELATED PARTIES

Related Party Disclosures

Related parties are those entities defined in IAS 24 and under the rules of the Superintendency of Securities and Insurance (current Chilean Commission for the Financial Market) and the Chilean Corporations Law.

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

Name of Group’s Main Shareholders

The ultimate shareholders of Arauco, direct and indirectly, are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi. Mrs. María Noseda Zambra (who passed away on April 15, 2018).

Name of the Intermediate Controlling Entity that Produces Consolidated Financial Statements for Public Use

Empresas Copec S.A.

Compensation to Key Management Personnel

Compensation to key management personnel, including directors, managers and deputy managers, consist of a fixed monthly salary, and managers and deputy managers also receive an annual bonus subject to the results of the Company and the fulfillment of goals of the business as well as individual performance.

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Related party transactions are equitable in relation to other transactions regularly performed at market conditions, with mutual independence of the parties.

The table below sets forth information about the Relationship between the Parent Company and its Subsidiaries

			Functional	% Ownership interest 12-31-2017			% Ownership interest 12-31-2016
ID N°	Company Name	Country	Currency	Direct	Indirect	Total	Direct	Indirect	Total
—	Agenciamiento y Servicios Profesionales S.A.	Mexico	U.S. Dollar	0.0020	99.9970	99.9990	0.0020	99.9970	99.9990
—	Arauco Argentina S.A.	Argentina	U.S. Dollar	9.9753	90.0048	99.9801	9.9753	90.0048	99.9801
—	Arauco Australia Pty Ltd.	Australia	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
96547510-9	Arauco Bioenergía S.A.	Chile	U.S. Dollar	98.0000	1.9999	99.9999	98.0000	1.9999	99.9999
—	Arauco Colombia S.A.	Colombia	U.S. Dollar	1.4778	98.5204	99.9982	1.4778	98.5204	99.9982
—	Arauco do Brasil S.A.	Brazil	Brazilian Real	1.1624	98.8366	99.9990	1.1624	98.8366	99.9990
—	Arauco Europe Cooperatief U.A.	Netherlands	U.S. Dollar	0.5689	99.4301	99.9990	0.4614	99.5376	99.9990
—	Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real	—	79.9992	79.9992	—	79.9992	79.9992
—	Arauco Forest Brasil S.A.	Brazil	Brazilian Real	9.9971	90.0021	99.9992	10.1297	89.8694	99.9991
—	Arauco Industria de Paineis Ltda.	Brazil	Brazilian Real	—	99.9990	99.9990	—	—	—
—	Arauco Middle East DMCC	Dubai	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
76620842-8	Arauco Nutrientes Naturales SPA	Chile	U.S. Dollar	—	99.9484	99.9484	—	99.9484	99.9484
—	Arauco Panels USA, LLC	USA	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Arauco Perú S.A.	Peru	U.S. Dollar	0.0013	99.9977	99.9990	0.0013	99.9977	99.9990
—	Arauco Wood Products, Inc.	USA	U.S. Dollar	0.0004	99.9986	99.9990	0.0004	99.9986	99.9990
—	Araucomex S.A. de C.V.	Mexico	U.S. Dollar	0.0005	99.9985	99.9990	0.0005	99.9985	99.9990
96657900-5	Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos	—	57.5223	57.5223	—	57.5404	57.5404
—	Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real	—	99.9795	99.9795	—	99.9789	99.9789
—	Flakeboard America Limited	USA	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Flakeboard Company Ltd.	Canada	Canadian Dollar	—	99.9990	99.9990	—	99.9990	99.9990
85805200-9	Forestal Arauco S.A.	Chile	U.S. Dollar	99.9484	—	99.9484	99.9484	—	99.9484
93838000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	—	98.4826	98.4826	—	98.4744	98.4744
—	Forestal Concepción S.A.	Panama	U.S. Dollar	—	—	—	0.0050	99.9940	99.9990
78049140-K	Forestal Los Lagos S.A.	Chile	U.S. Dollar	—	79.9587	79.9587	—	79.9587	79.9587
—	Forestal Nuestra Señora del Carmen S.A.	Argentina	Argentine pesos	—	99.9805	99.9805	—	99.9805	99.9805
—	Forestal Talavera S.A.	Argentina	Argentine pesos	—	99.9942	99.9942	—	99.9942	99.9942
—	Greenagro S.A.	Argentina	Argentine pesos	—	97.9805	97.9805	—	97.9805	97.9805
96563550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98.0186	1.9804	99.9990	98.0186	1.9804	99.9990
79990550-7	Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos	1.0000	98.9489	99.9489	1.0000	98.9489	99.9489
—	Leasing Forestal S.A.	Argentina	Argentine pesos	—	99.9801	99.9801	—	99.9801	99.9801
96510970-6	Maderas Arauco S.A. (ex Paneles Arauco S.A.)	Chile	U.S. Dollar	99.0000	0.9995	99.9995	99.0000	0.9995	99.9995
—	Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real	—	99.9961	99.9961	—	99.9934	99.9934
—	Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian Real	—	99.9991	99.9991	—	99.9990	99.9990
—	Savitar S.A.	Argentina	Argentine pesos	—	99.9841	99.9841	—	99.9841	99.9841
76375371-9	Servicios Aéreos Forestales Ltda.	Chile	U.S. Dollar	0.0100	99.9890	99.9990	0.0100	99.9890	99.9990
96637330-K	Servicios Logísticos Arauco S.A.	Chile	U.S. Dollar	45.0000	54.9997	99.9997	45.0000	54.9997	99.9997

The companies in the table below are classified as joint operations in accordance with IFRS 11. The assets, liabilities, income and expenses are recorded in relation to the Company’s ownership percentage in accordance with accounting standards applicable in each case.

Company Name	Country	Functional Currency
Eufores S.A.	Uruguay	U.S. Dollar
Celulosa y Energía Punta Pereira S.A.	Uruguay	U.S. Dollar
Zona Franca Punta Pereira S.A.	Uruguay	U.S. Dollar
Forestal Cono Sur S.A.	Uruguay	U.S. Dollar
Stora Enso Uruguay S.A.	Uruguay	U.S. Dollar
El Esparragal Asociación Agraria de R.L.	Uruguay	U.S. Dollar
Ongar S.A.	Uruguay	U.S. Dollar
Terminal Logística e Industrial M’Bopicua S.A.	Uruguay	U.S. Dollar

There are no significant restrictions on the ability of subsidiaries to transfer funds to Arauco, in the form of cash dividends or repayment of loans and/or advances.

Employee Benefits for Key Management Personnel

	January - December
	2017	2016	2015
	ThU.S.$	ThU.S.$	ThU.S.$
Salaries and bonuses	59,501	73,398	65,760
Per diem compensation to members of the Board of Directors	2,566	1,783	1,097
Termination benefits	4,936	6,174	2,250
Total	67,003	81,355	69,107

Related Party Receivables, Current

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	12-31-2017 ThU.S.$	12-31-2016 ThU.S.$
Forestal Mininco S.A.	91.440.000-7	Common Stockholder	Chile	Chilean pesos	30 days	25	39
Eka Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	30 days	2,027	1,701
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	30 days	4	7,618
Unilin Arauco Pisos Ltda.	—	Joint Venture	Brazil	Brazilian Real	30 days	171	726
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean pesos	30 days	136	—
CMPC Celulosa S.A.	96.532.330-9	Common Stockholder	Chile	Chilean pesos	—	—	2
Fundación Educacional Arauco	71.625.000-8	Common director	Chile	Chilean pesos	—	—	1,188
Fundación Acerca Redes	65.097.218-K	Parent company is founder and contributor	Chile	U.S. Dollar	30 days	726	274
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an Associate	Chile	U.F.	30 days	399	957
TOTAL						3,488	12,505

Related Party Receivables, Non-Current

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	12-31-2017 ThU.S.$	12-31-2016 ThU.S.$
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an Associate	Chile	U.F.	Sep-18	528	478
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an Associate	Chile	U.F.	Sep-19	528	478
TOTAL						1,056	957

Related Party Payables, Current

Name of Related party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	12-31-2017 ThU.S.$	12-31-2016 ThU.S.$
Compañía de Petróleos de Chile S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	30 days	8,837	1,758
Abastible S.A.	91.806.000-6	Controlling Parent’s Subsidiary	Chile	Chilean pesos	30 days	545	97
Fundación Educacional Arauco	71.625.000-8	Common director	Chile	Chilean pesos	30 days	54	—
Red to Green S.A. (Ex-Sigma Servicios Informáticos S.A.)	86.370.800-1	Common director	Chile	Chilean pesos	30 days	1	—
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean pesos	30 days	146	—
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common Stockholder	Chile	Chilean pesos	30 days	137	—
Servicios Corporativos Sercor S.A.	96.925.430-1	Subsidiary of the Associate	Chile	Chilean pesos	30 days	29	—
Puerto Lirquén S.A.	96.959.030-1	Subsidiary of the Associate	Chile	U.S. Dollar	30 days	1,354	1,246
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of the Associate	Chile	U.S. Dollar	—	—	723
Adm.Estaciones de Servicio Serco Ltda.	79.689.550-0	Common controlling parent	Chile	Chilean pesos	30 days	1	—
Adm. de Ventas al Detalle Arco Prime Ltda.	77.215.640-5	Common controlling parent	Chile	Chilean pesos	30 days	14	5
Empresa Distrib. Papeles y Cartones S.A.	88.566.900-k	Common Stockholder	Chile	Chilean pesos	—	—	2
Elemental S.A.	76.659.730-0	Indirect associate of controlling parent	Chile	Chilean pesos	30 days	4	—
Woodtech S.A.	76.724.000-7	Indirect associate of controlling parent	Chile	Chilean pesos	30 days	86	—
TOTAL						11,208	3,831

Related Party Transactions

Purchases

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	12-31-2017 ThU.S.$	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$
Abastible S.A.	91.806.000-6	Common controlling parent	Chile	Chilean pesos	Fuel	3,115	2,199	2,503
Empresas Copec S.A.	90.690.000-9	Controlling Parent	Chile	Chilean pesos	Management service	106	356	233
Compañía de Petróleos de Chile S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	Fuel and other	66,789	39,732	61,245
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of the Associate	Chile	U.S. Dollar	Transport and stowage	9,986	8,633	10,917
Puerto Lirquén S.A.	96.959.030-1	Subsidiary of the Associate	Chile	U.S. Dollar	Port services	6,956	7,311	7,694
EKA Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	Sodium chlorate	44,055	47,236	39,362
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	Wood and ships	1,310	2,093	2,018
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean pesos	Legal services	1,496	1,295	1,312
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common Stockholder	Chile	Chilean pesos	Telephone services	460	512	552
CMPC Maderas S.A.	95.304.000-K	Common Stockholder	Chile	Chilean pesos	Wood and logs	330	511	267
Forestal Mininco S.A.	91.440.000-7	Common Stockholder	Chile	Chilean pesos	Wood and logs	62	180	204
Red to Green S.A. (Ex-Sigma Servicios Informáticos S.A.)	86.370.800-1	Common director	Chile	Chilean pesos	Computer Services	130	249	59
Empresa de Residuos Resiter Ltda	89.696.400-3	Common director	Chile	Chilean pesos	Industrial Cleaning Services	—	—	(285)
Empresas de Residuos Industriales Resiter Ltda	76.329.072-7	Common director	Chile	Chilean pesos	Industrial Cleaning Services	—	—	5,027
Resiter Uruguay S.A.	—	Common director	Uruguay	U.S. Dollar	Service to collect solid waste	—	—	774
Colbún Transmisión S.A.	76.218.856-2	Common director	Chile	Chilean pesos	Electrical Power	389	383	447
Woodtech S.A.	76.724.000-7	Indirect associate of controlling parent	Chile	Chilean pesos	Wood volumen measurement services	2,239	982	—
Inversiones Siemel S.A.	94.082.000-6	Common Stockholder	Chile	Chilean pesos	Rentals	596	777	—
CMPC Celulosa S.A.	96.532.330-9	Common Stockholder	Chile	Chilean pesos	Others purchases	965	3	2,217

Sales

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	12-31-2017 ThU.S.$	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$
Compañía de Petróleos de Chile S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	Charter Services	202	—	—
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean pesos	Electrical Power	1,128	5,999	1,083
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Electrical Power	19,182	16,326	17,543
Stora Enso Arapoti Industria de Papel S.A.	—	Subsidiary of the Associate	Brazil	Brazilian Real	Wood	—	1,149	5,617
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	Harvesting services, Wood and chips	25,322	21,657	19,328
Forestal Mininco S.A.	91.440.000-7	Common Stockholder	Chile	Chilean pesos	Wood	—	47	311
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of the Associate	Chile	U.F.	Sale Land	—	1,914	—
Unilin Arauco Pisos Ltda.	—	Joint venture	Brazil	Brazilian Real	Wood	2,966	5,263	2,666

Other Transactions

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	12-31-2017 ThU.S.$	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$
Novo Oeste Gestao de Ativo Florestais S.A.	—	Subsidiary of the Associate	Brazil	Brazilian Real	Loans (Capital and interest)	—	—	41,091

(1)	Since October 2015, the company is a subsidiary of Arauco, therefore, the transactions presented in this note are those made with this Company until that month (see Note 14).

NOTE 14.	CONSOLIDATED FINANCIAL STATEMENTS

On December 6, 2017, the subsidiary Arauco do Brasil S.A. acquired all the equity rights of Masisa do Brasil Ltda. (currently Arauco Industria de Paineis Ltda.) for a value of ThU.S.$ 32,698. During December 2017, Arauco paid ThU.S.$ 15,918. Later, in February 2018, the remaining balance of ThU.S$ 16,780 was paid. The main assets acquired consist of 2 industrial complexes that would give Arauco an installed capacity of approximately 10 million m3.

Arauco recognized the acquisition of Arauco Industria de Paineis Ltda. over the basis of the information available at the date of the transaction, performing a preliminary calculation of the allocation of fair values in the acquisition of this Company. The recorded assets and liabilities are considered provisional amounts and may be adjusted during the measurement period of this acquisition, in order to reflect new information obtained regarding facts and circumstances existing as of the date of acquisition which, had they been known, would have affected the measurements of the amounts recorded by that date. The measurement period will not exceed the term of one year, from the acquisition date.

The table below shows the fair values of assets and liabilities at the date of the transaction:

ARAUCO INDUSTRIA DE PAINEIS LTDA.	12-06-2017 ThU.S.$
Cash and cash equivalent	4,345
Trade and other current receivables	49,715
Inventories	23,331
Property, plant and equipment	68,321
Other assets	27,012
Total assets	172,724
Other financial liabilities, current and non-current	43,218
Trade and other payables	26,437
Other liabilities	70,371
Total liabilities	140,026

The following table shows revenue and net profit recognized at the acquisition day:

ARAUCO INDUSTRIA DE PAINEIS LTDA.	12-01-2017 al 12-31-2017 ThU.S.$
Revenue	11,830
Net loss	(1,376)

If the acquisition had occurred on January 1, 2017, consolidated pro-forma revenue and profit for the year ended December 31, 2017 would have been:

CELULOSA ARAUCO Y CONSTITUCIÓN S.A. AND SUBSIDIARIES	January-December 2017 (Pro-forma) ThU.S.$
Revenue	5,395,859
Net profit	261,776

These amounts have been calculated using the subsidiary’s results and adjusting them for property, plant and equipment impairments before the acquisition.

On August 2, 2016, our subsidiary Forestal Arauco S.A. incorporated the company Arauco Nutrientes Naturales SPA, with a capital contribution of ThU.S.$5,000 of which, as of December 31, 2017 ThU.S.$3,000 had been paid. The corporate purpose of the company is the manufacture and sale of products made from extracts, fruits, and others.

The details of the subsidiaries included in the consolidation of Arauco are disclosed in Note 13.

NOTE 15.	INVESTMENTS IN ASSOCIATES

At December 31, 2017 and December 31, 2016 there were no new investments in associates to report.

On March 31, 2016, our subsidiary Arauco do Brasil S.A. sold its stake at Stora Enso Arapoti Industria de Papel S.A. for ThU.S.$4,141. This transaction generated a loss of ThU.S.$10,369, as reflected in the Consolidated Statements of Profit or Loss, in the line item “Other Expenses”.

The following tables set forth information about Investments in associates.

Name	Puertos y Logística S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Docking and warehousing operations for proprietary and third party use, cargo of all classes of goods, as well, as warehousing and transport operations.
Ownership interest (%)	20.2767%

	12-31-2017	12-31-2016
Carrying amount	ThU.S.$62,225	ThU.S.$61,505

Name	Inversiones Puerto Coronel S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Investments in movables and real estate, acquisition of companies, securities and investment instruments, investment management and development and/or participation in all kind of businesses and companies related to industrial, shipping, forestry and commercial activities.
Ownership interest (%)	50.0000%

	12-31-2017	12-31-2016
Carrying amount	ThU.S.$47,619	ThU.S.$43,559

Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20.0000%

	12-31-2017	12-31-2016
Carrying amount	ThU.S.$191	ThU.S.$190

Name	Genómica Forestal S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.
Ownership interest (%)	25.0000%

	12-31-2017	12-31-2016
Carrying amount	ThU.S.$(4)	ThU.S.$(1)

Name	Consorcio Tecnológico Bioenercel S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing of technologies which will promote the development of a biofuels industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.
Ownership interest (%)	20.0000%

	12-31-2017	12-31-2016
Carrying amount	ThU.S.$6	ThU.S.$31

Name	Vale do Corisco S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Management of forestry activities.
Ownership interest (%)	49.0000%

	12-31-2017	12-31-2016
Carrying amount	ThU.S.$48,921	ThU.S.$160,490

Summarized Financial Information of Associates

	Assets
12-31-2017	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	92,816	29	4,296	—	6,384	5	25	103,555
Non-current	590,309	97,072	769	—	126,215	45	24	814,434
Total	683,125	97,101	5,065	—	132,599	50	49	917,989

	Liabilities
	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	44,564	82	3,219	—	123	—	14	48,002
Non-current	331,681	—	871	—	32,636	5	50	365,243
Equity	306,880	97,019	975	—	99,840	45	(15)	504,744
Total	683,125	97,101	5,065	—	132,599	50	49	917,989
12-31-2017
Revenues	130,720	4,741	5,211	—	34,449	2	30	175,153
Expenses	(132,538)	—	(5,246)	—	(29,648)	(10)	(36)	(167,478)
Profit or loss (continuing operations)	(1,818)	4,741	(35)	—	4,801	(8)	(6)	7,675
Other comprehensive income	5,850		—	—	95,039	—	—	100,889
Total comprehensive income	4,032	4,741	(35)	—	99,840	(8)	(6)	108,564
Dividends	—	—	—	—	—	—	—	—

	Assets
12-31-2016	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	76,021	29	4,608	—	24,972	6	26	105,662
Non-current	572,831	88,936	668	—	415,083	153	63	1,077,734
Total	648,852	88,965	5,276	—	440,055	159	89	1,183,396

	Liabilities
	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	44,457	82	3,412	—	3,446	—	9	51,406
Non-current	301,065	—	912	—	109,079	6	85	411,147
Equity	303,330	88,883	952	—	327,530	153	(5)	720,843
Total	648,852	88,965	5,276	—	440,055	159	89	1,183,396
12-31-2016
Revenues	107,722	3,072	4,591	492	44,822	33	94	160,826
Expenses	(98,642)	—	(4,587)	(6,320)	(15,238)	(147)	(100)	(125,034)
Profit or loss (continuing operations)	9,080	3,072	4	(5,828)	29,584	(114)	(6)	35,792
Other comprehensive income	7,385	(29)	—	—	—	—	—	7,356
Total Comprehensive income	16,465	3,043	4	(5,828)	29,584	(114)	(6)	43,177
Dividends	—	—	—	—	1,420	—	—	1,420

Reconciliation of Investment in Associates and Joint Ventures

	12-31-2017 ThU.S.$	12-31-2016 ThU.S.$
Opening balance as of January 1. 2017	446,548	264,812
Changes
Investment in joint ventures, Additions	—	153,135
Disposals, Investments in associates and joint ventures	—	(14,510)
Share of profit (loss) in investment in associates	4,855	16,349
Share of profit (loss) in investment in joint ventures	12,162	7,590
Dividends Received, Investments in Associates	(8,586)	(5,320)
Increase (Decrease) in foreign exchange currency on translation of Associates and Joint Ventures	22,726	20,634
Other increase (decrease) in investment and associates and joint ventures (*)	(108,933)	3,858
Total changes	(77,776)	181,736
Ending balance	368,772	446,548

(*)	In May 2017, Arauco’s associate Florestal Vale do Corisco S.A. performed a return of capital to its shareholders. This transaction did not generate effects in the Consolidated Statements of Profit or Loss nor modified Arauco’s shareholding in Florestal Vale do Corisco S.A.

	12-31-2017 ThU.S.$	12-31-2016 ThU.S.$
Carrying amount of associates accounted for using equity method	158,772	265,775
Carrying amount of joint ventures accounted for using equity method	209,805	180,773
Total investment accounted for using equity method	368,577	446,548

NOTE 16.	INTERESTS IN JOINT ARRANGEMENTS

Investments and contributions made

On May 31, 2016, Inversiones Arauco Internacional Limitada, Arauco’s subsidiary, acquired 50% of the shares of Tableros de Fibras S.A, a Spanish subsidiary of SONAE INDUSTRIA, SGPS, S.A. (“Sonae”), which as of such date changed its name to “Sonae Arauco S.A.”. The price paid by Arauco for the acquisition of 50% of the shares of Sonae Arauco was the amount of €137,500,000 (equivalent to ThU.S.$153,135 at the acquisition date). This transaction generated a goodwill of ThU.S.$36,190, as shown in the Consolidated Statements of Financial Position as part of the investment.

Sonae Arauco produces and sales wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of 2 panel plants and one sawmill in Spain; 2 panel plants and one resin plant in Portugal; 4 panel plants in Germany and 2 panel plants in South Africa.

In the aggregate, the production capacity of Sonae Arauco is of approximately 1.4 million m3 of MDF, 2.1 million m3 of particleboard, 486,000 m3 of OSB and 50,000 m3 of sawn timber.

As of December 31, 2017 and 2016, Arauco has not carried out any contributions to Uruguayan companies Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A.

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

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint operations:

	12-31-2017		12-31-2016
Celulosa y Energía Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	202,669	186,626	173,258	182,834
Non-current	2,076,255	586,034	2,131,266	735,679
Equity		1,506,264		1,386,011
Total Joint Arrangement	2,278,924	2,278,924	2,304,524	2,304,524

Investment	753,132		693,006

	12-31-2017 ThU.S.$		12-31-2016 ThU.S.$
Income	768,508		680,819
Expenses	(650,174)		(618,387)
Joint Arrangement Net Income (Loss)	118,334		62,432

	12-31-2017		12-31-2016
Forestal Cono Sur S.A. (consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	33,012	22,582	23,745	21,039
Non-current	174,943	2,314	178,236	1,381
Equity		183,059		179,561
Total Joint Arrangement	207,955	207,955	201,981	201,981

Investment	91,530		89,781

	12-31-2017 ThU.S.$		12-31-2016 ThU.S.$
Income	15,113		8,443
Expenses	(9,926)		(2,876)
Joint Arrangement Net Income (Loss)	5,187		5,567

	12-31-2017		12-31-2016
Eufores S.A. (consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	183,175	180,298	178,644	200,525
Non-current	612,187	7,948	604,736	23,052
Equity		607,116		559,803
Total Joint Arrangement	795,362	795,362	783,380	783,380

Investment	303,558		279,902

	12-31-2017 ThU.S.$		12-31-2016 ThU.S.$
Income	336,705		296,927
Expenses	(286,616)		(280,054)
Joint Arrangement Net Income (Loss)	50,089		16,873

	12-31-2017		12-31-2016
Zona Franca Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	6,105	97,233	4,397	82,331
Non-current	483,884	43,180	492,815	63,021
Equity		349,576		351,860
Total Joint Arrangement	489,989	489,989	497,212	497,212

Investment	174,788		175,930

	12-31-2017 ThU.S.$		12-31-2016 ThU.S.$
Income	22,129		31,042
Expenses	(24,413)		(25,966)
Joint Arrangement Net Income (Loss)	(2,284)		5,076

The following tables set forth summarized financial information of the more significant interests in joint ventures:

	12-31-2017		12-31-2016
Unilin Arauco Pisos Ltda.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	7,270	4,461	7,900	3,549
Non-current	5,535	28	5,094	18
Equity		8,316		9,427
Total Joint Arrangement	12,805	12,805	12,994	12,994

Investment	4,158		4,714

	12-31-2017 ThU.S.$		12-31-2016 ThU.S.$
Income	17,910		1,305
Expenses	(18,736)		(1,974)
Joint Arrangement Net Income (Loss)	(826)		(669)
Other comprehensive income	—		—
Comprehensive income	(826)		(669)
Dividends	—		—

	12-31-2017		12-31-2016
Eka Chile S.A.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	18,876	5,388	15,817	4,348
Non-current	32,040	5,054	31,690	5,021
Equity		40,474		38,138
Total Joint Arrangement	50,916	50,916	47,507	47,507

Investment	20,237		19,069

	12-31-2017 ThU.S.$		12-31-2016 ThU.S.$
Income	43,678		48,276
Expenses	(40,111)		(44,045)
Joint Arrangement Net Income (Loss)	3,567		4,231
Other comprehensive income	—		—
Comprehensive income	3,567		4,231
Dividends	—		—

	12-31-2017		12-31-2016
Sonae Arauco S.A.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	265,578	235,676	223,145	213,228
Non-current	664,689	323,770	616,467	312,404
Equity		370,821		313,980
Total Joint Arrangement	930,267	930,267	839,612	839,612

Net assets	151,920		120,800
Net asset adjustment (Goodwill)	33,491		36,190
Investment	185,411		156,990

	12-31-2017 ThU.S.$		12-31-2016 ThU.S.$
Income	976,936		507,179
Expenses	(954,979)		(495,560)
Joint Arrangement Net Income (Loss)	21,957		11,619
Other comprehensive income	—		—
Comprehensive income	21,957		11,619
Dividends	—		—

NOTE 17.	IMPAIRMENT OF ASSETS

Provisions for impairment of property, plant and equipment due to technical obsolescence have been recorded as of December 31, 2017 and December 31, 2016, respectively, as shown below:

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversal of Losses	Machinery and Equipment
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversal of losses	Technical Obsolescence and Claim

	12-31-2017	12-31-2016
Information relevant to the sum of all impairment	ThU.S.$17,396	ThU.S.$7,993

Goodwill

Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination.

At the date of these consolidated financial statements, the balance of goodwill is ThU.S.$69,922 (ThU.S.$74,893 at December 31, 2016), as shown below:

Goodwill	12-31-2017 ThU.S.$	12-31-2016 ThU.S.$
Opening balance at January 1	74,893	69,475
Impairment	(4,640)	—
Increase (decrease) in foreign currency exchange	(331)	5,418
Closing balance at December 31, 2017	69,922	74,893

Of the total of goodwill, ThU.S.$39,841 (ThU.S.$39,694 as of December 31, 2016) are generated by the acquisition of “Flakeboard”, a company that, directly and/or through its subsidiaries, possesses and operates 7 panel plants, for which Arauco acquired and paid, on September 24, 2012, the price of ThU.S.$242,502 for the 100% interest ownership.

The recoverable amount for Flakeboard’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 5-year term, applying a real discount rate of 6.7% which reflects current market assessments for the wood products segment in North America.

The investment in the panel plant in Pien, Brazil generated a goodwill of ThU.S.$27,266 (ThU.S.$32,385 as of December 31, 2016).

The recoverable amount for the Pien plant’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections based on the operational plan approved by the Administration, covering a 5-year term, applying a 7% real discount rate that reflects current evaluations for the panel segment in Brazil.

As a result of the annual impairment test, the carrying value of the goodwill of the plants exceeded their recoverable value, and therefore impairment losses of ThU.S.$4,640 were recognized.

NOTE 18.	PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

The contingent liabilities for outstanding litigations are as follows:

Celulosa Arauco y Constitución S.A.

1. On August 25, 2005, the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) issued tax resolutions No. 184 and No. 185 of 2005, and objected certain income tax returns made by Arauco on April 16, 2001 and October 31, 2001, and furthermore, requested the reimbursement of the amounts returned in connection to tax losses, along with the amendment of the FUT (Tax Profits Fund) Registry balance. In consideration to the foregoing, the above mentioned tax resolutions ordered the restitution of the historical amount of $4,571,664,617 (equal to ThU.S.$7,436 as of December 31, 2017). On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and filed a claim disputing the above mentioned tax resolutions No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, partially sustaining the Company’s request, granting a discount to the total amount of $1,209,399,164 (equal to ThU.S.$1,967, as of December 31, 2017), resulting in a total disputed amount of $3,362,265,453 (equal to ThU.S.$5,469 as of December 31, 2017); consequently, on this date the claim corresponding to the sums not granted during the enforcement stage was filed. On February 19, 2010, the Court acknowledged receipt of the Company’s request. Subsequently, the tax authority issued a report and the Company commented on such report.

On September 26, 2014, Arauco requested the submission of this claim to the competent jurisdiction of the new Tax and Customs Courts. On October 10, 2014, Arauco’s request was granted. Currently the action is being considered by these new Courts under the Docket No. RUC 14-9-0002087-3. On March 20, 2015, the SII responded to the allegations submitted by Arauco against Liquidations No. 184 and 185 of 2005. On June 19, 2017, the Court issued the evidence production ruling, which resolution was notified via certified letter on July 23 of 2017. Arauco lodged a motion for reconsideration and a supplementary appeal, requesting the terms of the evidence production ruling be modified. On July 7, 2017, the Court upheld the motion for reconsideration. On September 20, 2017, the Court issued its first instance decision confirming the liquidations. On October 12, 2017, Arauco challenged the decision through an appeal, requesting the Court of Appeals of Santiago to revoke the first instance decision and uphold Arauco’s claim instead. The case is pending.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore as of December 31, 2017, Arauco has not made any provision whatsoever in connection to this contingency.

2. In connection with Licancel Plant, on June 22, 2011, the Company was notified of a civil claim for compensation of prejudice for an alleged tort liability, filed by twelve fishermen of the Mataquito River before the Court of First Instance, Guarantee and Family of Licantén under Docket number 73-2011. The case arose out of dead fish allegedly found in the Mataquito River on June 5, 2007 caused by the Licancel Plant. The plaintiffs seek to be compensated for alleged damages that they had from the aforementioned event, including loss of profits, pain and suffering and an alleged contractual liability, for a total of $2,695,560,000 (equal to ThU.S.$4,824 as of December 31, 2017).

On October 21, 2015, the Court issued a definitive first instance decision partially admitting the claim, sentencing Celulosa Arauco y Constitución S.A. to pay each claimant – as non-monetary damages – the sum of $5,000,000 (equal to ThU.S.$8, as of December 31, 2017) plus adjustments, in accordance with the variation of the Consumer Price Index, calculated as of the month of May 2007, up to the month when the payment is made. On November 16, 2015, the defendant challenged the definitive decision through the submission of a cassation appeal based on formal aspects and an ordinary appeal. In turn, the plaintiff adhered to the appeal, seeking to have the amount of the non-monetary damages recognized by the first instance decision increased. On June 27, 2017, the Court of Appeals of Talca confirmed the ruling, additionally declaring that it increased the amount awarded as non-monetary damages to $10,000,000 (equal to ThU.S.$16 as of December 31, 2017) for each claimant, plus Consumer Price Index-based adjustments, calculated from the date of the first instance ruling (October 21, 2015) up to the date of effective payment. On July 12, 2017, Arauco filed a cassation appeal based on both procedural and substantial flaws. On October 5, 2017, Arauco became a party to the Appeal.

On December 20, 2017 the parties reached a complete agreement, thus putting an end to the trial through a settlement, with Celulosa Arauco y Constitución S.A., paying - without recognizing any liability in connection with the events - an amount lower than ninety million pesos, with the plaintiffs, in turn, abandoning the cassation appeals that they had lodged. On December 28, 2017, the Supreme Corte issued a ruling declaring the waiver of both remedies. Proceedings Terminated.

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

On February 12, 2016, the Company submitted its defenses.

On December 15, 2017, the Superintendence of the Environment issued Exempted Resolution No. 1,487, closing the punitive administrative proceeding, absolving the company with regards to one of the charges and convicting for other 10 charges, applying a fine of 7,777 UTA (equal to ThU.S.$ 7,131 as of December 31, 2017). On December 22, 2017, the Company submitted a motion for reconsideration regarding Exempted Resolution No. 1,487, before the SMA, requesting that we be absolved of all infringements, with the exception of the charge specified under number 7 (late submission of the water quality report regarding the Cruces river).

Exempted Resolution No. 357, issued by the Superintendence of the Environment (SMA) was notified on March 23rd, 2018, through which the reconsideration appeal lodged by the company was rejected. In consideration to the foregoing, on April 5, 2018, a judicial claim was submitted before the Third Environmental Court against Exempted Resolutions No. 1487 and No. 357 of the SMA. The complaint was declared admissible and an official letter was sent to the SMA for it to issue a report. Proceedings Pending. (Case File: R-64-2018, Third Environmental Court.)

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company, and therefore as of December 31, 2017, Arauco has not made any provision whatsoever in connection to this contingency.

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

On October 31, 2017, a final report was submitted regarding the Compliance Program, which evidenced the complete and comprehensive performance of all actions and measures envisaged in said program. The SMA must issue its opinion regarding the satisfactory performance of the Compliance Program.

5. Through Exempted Resolution No. 1/File F-020-2016, dated May 6, 2016, the SMA formulated four charges against the company due to certain alleged breaches of the Environmental Qualification Resolutions of the Licancel Plant. The SMA classified the four charges as follows: 1 severe and 3 minor.

Regarding the 4 charges pressed by the Superintendence of the Environment through Exempted Resolution No. 1/Case File F-020-2016, dated May 6, 2016, against the Company for alleged infringements to the Environmental Qualification Resolutions of the Licancel Plant, we can inform the following:

On February 1, 2017, the Environment Superintendent issued Exempted Resolution No. 71, imposing a fine against the Company for the amount of 239 Annual Tax Units (UTA) (equivalent to ThU.S.$ 219, as of December 31, 2017).

On February 13, 2017, the Company filed a motion for reconsideration, requesting the annulment of the fine or substantially decreasing it.

On August 7, 2017, a ruling was issued to resolve the reconsideration appeal, partially upholding the Company’s request regarding Charge No. 2, thus reducing the portion of the fine that corresponds to this charge, from 234 UTA to 177 UTA (equivalent to ThU.S.$215, as of December 31, 2017).

Additionally, regarding the total amount of the fine imposed for Charges Nos. 1, 2 and 3 (No. 4 had been rendered ineffective previously), the 25% reduction benefit was granted as a result of paying within the first 5 business days, and the total sum amounted to 136.5 UTA (equivalent to ThU.S.$125 as of December 31, 2017). Case closed.

6. Through Exempted Resolution No. 1/File F-031-2016, dated September 15, 2016, the SMA formulated three charges against the company due to certain alleged breaches of certain Environmental Qualification Resolutions of the Constitución Plant, and an alleged contravention of Law No. 19,300 resulting from a purported circumvention of the Environmental Assessment System. The SMA classified the three charges as follows: 1 severe and 2 minor.

On October 17, 2016, the company filed a Compliance Program containing 7 actions and objectives. On January 3, 2017, the SMA served its resolution approving the compliance program submitted by the Company. If the compliance program is executed satisfactorily, the proceedings would conclude without the application of any sanctions.

The final report regarding the Compliance Program was submitted on October 2, 2017, and further supplemented on December 11, 2017, evidencing the complete and comprehensive performance of all the actions and measures envisaged in said program. The SMA must issue its opinion regarding the satisfactory performance of the Compliance Program.

Since the Company’s position is grounded in solid legal arguments, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2017, Arauco has not made any provision whatsoever in connection to this contingency.

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

This determination reached $417,908,207 Argentine Pesos (equivalent to ThU.S.$22,409 as of December 31, 2017) for principal, compensatory interest and fines.

On February 11, 2008, the Company appealed before the National Tax Court (Tribunal Fiscal de la Nación) (“TFN”), which upheld the State’s determination on February 2010. The Company appealed this decision before the National Chamber of Appeals for Federal Administrative Disputes.

Likewise, the Company requested an interim measure of relief before the Chamber of Appeals, so that the Chamber may order the suspension of the determination’s enforceability while the final judgment is pending. On May 13, 2010, Chamber I of the National Chamber of Appeals for Federal Administrative Disputes approved the request, subject to the pledge of collateral, which collateral was furnished by the Company by means of Insurance Policy No. 86058, issued by Zurich Argentina Cia. de Seguros S.A. for $633,616,741 Argentine Pesos (equivalent to ThU.S.$ 33,976 as of December 31, 2017).

The judgment of the Chamber of Appeals, issued in December 2012, was contrary to the company’s interests. The Company filed an Ordinary Appeal before the Supreme Court of Justice, which was authorized by the Chamber of Appeals, and an Extraordinary Appeal, which was duly noted by the Chamber for the relevant procedural phase.

During this entire process, the Company, in consultation with its external legal advisors maintained their opinion that the Company had behaved within the limits of the law in its deduction of the interests, expenses and exchange differences that was challenged by the State, and that there were good chances that this determination issued by the AFIP would be rendered without effect.

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

On September 7, 2016, the Company materialized its application to the Regularization Regime before the AFIP, in connection to the obligations claimed in consideration to the adjustment conducted by the State regarding the Income Tax Statements filed between the years 2001 and 2004 and reported this situation to the Nation’s Supreme Court, consequently abandoning the Ordinary Appeal that had been promptly filed.

As of this date, the updated amount for the contingency amounted to approximately $891,758,132 Argentine Pesos (equal to ThU.S.$47,818 as of December 31, 2017), corresponding to principal, interest and fines. The Company decided to pay in cash, and the balance that was finally paid amounted to $248,503,504 Argentine Pesos (equal to ThU.S.$ 13,626 as of December 31, 2017). Additionally, the Company shall assume the payment of all litigation costs and trial expenses, the sum of which was undetermined as of the date of these financial statements. On November 1, 2016, the Nation’s Supreme Court of Justice declared the above mentioned remedy’s abandonment and returned the file to the court of origin. On November 30, 2016, the First Chamber of the National Appeals Court declared that the case file as returned. On April 18, 2017, Chamber I of the National Chamber declared that the Company had abandoned its actions and rights, including its repetition rights, thus condoning the fine and the corresponding interests. Additionally, it ordered the deferral of the fees regulation until payment of the state attorneys has been decided before the lower court, ordering the reimbursement of the Surety Insurance. The contingency insurance policy has been redeemed and returned to the insurance company.

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

In March, 2005, Note No. 145/05 of the Undersecretary of Agriculture, Livestock and Afforestation suspended the benefit that exempted Arauco Argentina S.A. from paying export duties under Law No. 25,080. This measure is currently under discussion by the Company. On November 8, 2006, the V Chamber of the National Appeals Court for Adversarial Administrative and Federal Matters issued a ruling ordering Arauco Argentina S.A. to continue to enjoy an exemption from paying the exportation duties, in the same manner and scope it had prior to the suspension ordered by Note No. 145/05, if the clearance of merchandise is performed pursuant to the guarantee regime established in article 453, subsection a) of the Customs Code, for the exempted tax obligation. The judicial measure became effective beginning on March of 2007 by collateralization through the granting of bond (caución) policies for each shipment permits exempted from payment of export duty. The company maintains an assignment of funds equivalent to $437,149,340 Argentine Pesos (ThU.S.$ 23,440 as of December 31, 2017) for guaranteed export duties, which appears under not current provisions. Additionally, the Company filed a restitution claim for a total amount of US$6,555,207, plus interests accrued from the service of the claim, corresponding to export duties between March 2005 and March 2007, as a result of the application of Note 145/05 issued by the Undersecretary of Agriculture, Livestock and Afforestation. Both the underlying issue and the restitution claim have yet to be resolved.

On the other hand, in April 2016, the Secretary of Agriculture, Livestock and Fishing issued Resolution No.154 – E/2016, that requires that the holders of enterprises that have received the fiscal benefits envisaged by Law No. 25,080, establish collateral to cover a third of the duration of the project, with a minimum term of five years. During May of 2017, the Company modified the duly established collateral in accordance to the terms of said Resolution, for which reason the security was ultimately established at an amount of $276,508,024 (ThU.S.$14,827 as of December 31, 2017).

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

On July 20, 2015, Arauco do Brasil was notified of the first-level administrative ruling which partially upheld the Infringement, at the estimated amount of R$164,159,000 (ThU.S.$49,572 as of December 31, 2017). Against this ruling, a Voluntary Appeal was filed seeking to revoke the Infringement Notice before the Brazilian Administrative Tax Council (Conselho Administrativo de Recursos Fiscais de Brasil or “CARF”), which is the second administrative level. The CARF’s decision was issued on May 16, 2017, and took into consideration certain arguments presented by the Company regarding the agios, but preserving other charges. Administratively, it is possible that the parties can file a Special Remedy. If the current scenario remains in place, it is estimated that the claim will amount to R$57,278,771 (ThU.S.$17,297 as of December 31, 2017), plus correction increments.

The company believes that its challenge against the Infringement Notice is based on sound legal grounds and that a reasonable possibility exists that this matter will be resolved in favor of the company. Otherwise, as the next step, the Company will discuss the Infringement Notice before the Brazilian Justice Courts.

Forestal Arauco S.A.

1. Maquinarias y Equipos Klenner Limitada filed a civil damages claim before the First Civil Court of Valdivia, Case File number C-375-2015, against Forestal Arauco S.A. The claim seeks compensation for alleged damages brought as a result of the termination of a service provision contract that took place on February 9, 2010. The plaintiff valued the damages in the amount of $4,203,216,164 (equivalent to ThU.S.$ 6,837, as of December 31, 2017).

On November 14, 2016, the lower court issued a ruling partially upholding the claim, convicting Forestal Arauco S.A. to pay the sum of $115,026,673 (equivalent to ThU.S.$ 187 as of December 31, 2017) as general damage, and the sum of $607,849,413 (equivalent to ThU.S.$ 989 as of December 31, 2017) for loss profit, rejecting the claim for alleged moral damage, all without ordering the payment of litigation expenses.

Forestal Arauco S.A. challenged the ruling filing a cassation remedy based on procedural violations as well as an appeal. The plaintiff also challenged the ruling through an appeal. On August 14, 2017, the Court of Appeals decided to only uphold the appeal filed by Forestal Arauco S.A., dismissing the claim in its entirety.

On September 1, 2017, the plaintiff challenged the decision rendered by the Court of Appeals, filing a formal cassation appeal and a cassation appeal on the merits before the Supreme Court. Proceedings pending.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2017, Arauco has not made any provision whatsoever in connection to this contingency.

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

On December 9, 2016, the Court summoned the parties for the issuance of the ruling. On February 24, 2017, the first instance final ruling was notified, which ruling dismissed the claim in its entirety, and imposed the payment of court costs. On March 8, 2017, the claimant appealed against the first instance decision. Currently, the case is pending before the Court of Appeals, with the decree declaring that the case is ready to be heard by the Court being issued on April 12. Pending (Court of Appeals of Talca Case File No. 949-2017).

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2017, Arauco has not made any provision whatsoever in connection to this contingency.

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

On March 8, 2017, the plaintiff filed an appeal against the lower court final ruling. Currently, the case is pending before the Court of Appeals, with the decree declaring that the case is ready to be heard by the Court being issued on April 12. Pending (Court of Appeals of Talca Case File No. 949-2017).

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2017, Arauco has not made any provision whatsoever in connection to this contingency.

4. On August 24, 2017, the company was notified of a civil claim for recovery in ordinary proceedings, filed by Mrs. Carmen Muñoz Domínguez on behalf of Forestal Ezrece S.A. The plaintiff argues that its client would be the rightful owner – as a result of an assignment and sale – of 87.5% of the hereditary rights in the rural real estate property called “Pino Huacho,” located in the boroughs of Los Alamos and of Cañete, province of Lebu, Eighth Region, for a surface area amounting to 5,144.22 hectares, which actions would be under the possession of Forestal Arauco S.A. The claimant has requested the court to order Forestal Arauco S.A. to be sentenced to restitute these actions and rights. Forestal Arauco S.A. answered the claim, requesting its total dismissal, with litigation costs, and further filing a counterclaim based on the ordinary prescription and, in lieu thereof, based on extraordinary prescription.

Currently, and having exhausted the period of discussion both for the main action as well as the counterclaim, the Court issued the corresponding evidence production resolution. Forestal Arauco S.A. lodged a reconsideration remedy with a subsidiary appeal. The Court partially upheld the reconsideration and overruled the subsidiary appeal. Forestal Arauco S.A. lodged an appeal for the review of facts, dated April 11th, which was upheld by the Court of Appeals of Concepcion, ordering the Court to grant the processing of the appeal.

Proceedings currently in the evidence production stage. Pending. (Case File C-109-2017 First Instance and Guarantee Court of Lebu).

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2017, Arauco has not made any provision whatsoever in connection to this contingency.

At the end of each reporting period there are no other contingencies that might significantly affect the Company’s financial, position or results of operations.

Provisions recorded as of December 31, 2017 and December 31, 2016 are as follows:

Classes of Provisions	12-31-2017 ThU.S.$	12-31-2016 ThU.S.$
Provisions, Current	2,728	842
Provisions for litigations	616	427
Other provisions	2,112	415
Provisions, non-Current	36,008	38,138
Provisions for litigations	12,556	14,696
Other provisions	23,452	23,442

Total Provisions	38,736	38,980

	12-31-2017
Movements in Provisions	Litigations (*) ThU.S.$	Other Provisions (**) ThU.S.$	Total ThU.S.$
Opening balance	15,123	23,857	38,980
Changes in provisions
Increase in existing provisions	1,314	16	1,330
Increase through business combinations	—	2,106	2,106
Used provisions	(1,578)	—	(1,578)
Increase (decrease) in foreign currency exchange	(1,493)	—	(1,493)
Other Increases (Decreases)	(193)	(416)	(609)
Total Changes	(1,950)	1,706	(244)
Closing balance	13,173	25,563	38,736

(*)	The increase in legal claims is composed mainly of ThU.S.$908 and ThU.S.$375 Brazilian and Argentine subsidiaries respectively) in connection with civil and labor lawsuits.
(**)	The change in Other Increases (Decreases) in Other provisions is due to a reverse of the provision in Zona Franca Punta Pereira (Uruguay). The increase through business combination corresponds to the acquisition of Arauco Industrias de Paineis.

	12-31-2016
Movements in Provisions	Litigations (*) ThU.S.$	Other Provisions (**) ThU.S.$	Total ThU.S.$
Opening balance	11,400	23,999	35,399
Changes in provisions
Increase in existing provisions	5,363	1	5,364
Used provisions	(998)	(39)	(1,037)
Increase (decrease) in foreign currency exchange	(609)	—	(609)
Other Increases (Decreases)	(33)	(104)	(137)
Total Changes	3,723	(142)	3,581
Closing balance	15,123	23,857	38,980

(*)	The increase in legal claims is composed mainly of ThU.S.$ 863 and ThU.S.$ 2,255 (Brazilian and Argentine subsidiaries respectively) in connection with civil and labor lawsuits, and ThU.S.$1,490 from Arauco Argentina in connection of fees in lawsuits.
(**)	The change in Other Increases (Decreases) in Other provisions is due to a reverse of the ThU.S.$ 100 corresponding to Arauco Argentina.

	12-31-2015
Movements in Provisions	Litigations (*) ThU.S.$	Other Provisions (**) ThU.S.$	Total ThU.S.$
Opening balance	16,038	51,026	67,064
Changes in provisions
Increase in existing provisions	2,555	1,429	3,984
Used provisions	(2,990)	—	(2,990)
Increase (decrease) in foreign currency exchange	(5,163)	—	(5,163)
Other Increases (Decreases)	960	(28,456)	(27,496)
Total Changes	(4,638)	(27,027)	(31,665)
Closing balance	11,400	23,999	35,399

(*)	The increase in legal claims is composed mainly of ThU.S.$1,558 from Brazilian subsidiaries in connection with civil and labor lawsuits, being the latter the most important. In addition there are ThU.S.$840 from Arauco Argentina in connection with labor lawsuits.
(**)	The increase of Other Provisions comprises mainly an increase of ThU.S.$1,429 from Arauco Argentina for export duties. While in the Other Increases (Decreases), line item, the reverse of Negative Equity to Arauco Forest Brasil over Novo Oeste by ThU.S.$ 25,290 and Forestal Cholguán over Sercor is reflected by ThU.S.$2,850.

Provisions for litigations are related to labor and tax claims whose payment period is uncertain. Other provisions mainly include the recognition of a liability related to investments in associates and joint ventures accounted under the equity method with net asset deficiency at the end of the reporting period.

NOTE 19.	INTANGIBLE ASSETS

	12-31-2017	12-31-2016
Classes of Intangible Assets, Net	ThU.S.$	ThU.S.$
Intangible assets, net	88,615	89,497
Computer software	26,747	26,370
Water rights	5,697	5,689
Customer	47,144	50,982
Other identifiable intangible assets	9,027	6,456
Classes of intangible Assets, Gross	173,426	159,025
Computer software	81,907	72,008
Water rights	5,697	5,689
Customer	72,685	71,275
Other identifiable intangible assets	13,137	10,053
Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(84,811)	(69,528)
Accumulated amortization and impairment, intangible assets	(84,811)	(69,528)
Computer software	(55,160)	(45,638)
Customer	(25,541)	(20,293)
Other identifiable intangible assets	(4,110)	(3,597)

Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	12-31-2017
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rights ThU.S.$	Customer ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	26,370	5,689	50,982	6,456	89,497
Changes
Additions	7,487	8	—	2,973	10,468
Additions through business combination	320	—	—	—	320
Disposals	(181)	—	—	—	(181)
Amortization	(8,122)	—	(4,797)	(408)	(13,327)
Increase (Decrease) related to foreign currency translation	873	—	959	(96)	1,736
Other Increases (Decreases)	—	—	—	102	102
Changes Total	377	8	(3,838)	2,571	(882)
Closing Balance	26,747	5,697	47,144	9,027	88,615

	12-31-2016
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rights ThU.S.$	Customer ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	21,251	5,485	55,265	6,111	88,112
Changes
Additions	12,935	204	—	1,718	14,857
Disposals	(1)	—	—	—	(1)
Amortization	(8,368)	—	(4,770)	(1,414)	(14,552)
Increase (Decrease) related to foreign currency translation	178	—	487	41	706
Other Increases (Decreases)	375	—	—	—	375
Changes Total	5,119	204	(4,283)	345	1,385
Closing Balance	26,370	5,689	50,982	6,456	89,497

Years of Useful life (Average)
Computer Software	5
Customer	15
Brands	7

The amortization of customer and computer software is presented in the Consolidated Statements of Profit or Loss under the “Administrative Expenses” line item.

NOTE 20.	BIOLOGICAL ASSETS

Biological assets comprise forestry plantations, mainly radiata and taeda pine, and to a lesser extent eucalyptus. The plantations are located in Chile, Argentina, Brazil and Uruguay, with a total surface of 1.7 million hectares as of December 31, 2017 out of which 1 million hectares are used for forestry planting, 431 thousand hectares are native forest, 195 thousand hectares are used for other purposes and 99 thousand hectares not yet planted.

For the year ended December 31, 2017, the production volume of logs totaled 20.7 million m3 (18.7 million m3 as of December 31, 2016).

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

•

Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s own industrial centers and sales to third parties at market prices. Sales margin of the different products that are harvested in the forest is also considered in the valuation. The changes in the value of the plantations pursuant to the criteria defined above are accounted for in the results for the fiscal year, as established in IAS 41. These changes are presented in the Consolidated Statements of Profit or Loss under the line item Other income per function, which as of December 31, 2017 amounted to ThU.S.$83,031 (ThU.S.$ 208,562 as of December 31, 2016). The appraisal of biological assets resulted in a greater cost of the lumber sold in comparison to the real incurred cost, which is presented included in the cost of sales which as of December 31, 2017 amounted to ThU.S.$213,234 (ThU.S.$204,971 as of December 31, 2016).

•	Forestry plantations are harvested according to the needs of Arauco’s production plants.

•	The discount rates used are 7.5% in Chile (8% at 2016), 8% Brazil and Uruguay, and 12% in Argentina.

•	It is expected that prices of harvested timber are constant in real terms based on market prices.

•	Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

•	The average crop age by species and country is:

	Chile	Argentina	Brazil	Uruguay
Pine	24	15	15	—
Eucalyptus	12	10	7	10

The following table sets forth changes in fair value of biological assets considering variations in significant assumptions considered in calculating the fair value of the assets:

		ThU.S.$
Discount rate	0,5	(98,304)
	-0,5	103,444
Margins (%)	10	370,058
	-10	(370,058)

The adjustment to fair value of biological assets is recorded in the Consolidated Statements of Profit or Loss, under the line item Other Income or Other Expenses, depending on whether it corresponds to profits or losses.

Forestry plantations classified as current Biological assets are those to be harvested and sold within twelve months after the reporting period.

The Company has contracted fire insurance policies for its forestry plantatios, which in conjunction with the Company’s resources, allow risks to be minimized.

Detail of Biological Assets Pledged as Security

As of December 31, 2017, there are no forestry plantations pledged as security.

Detail of Biological Assets with Restricted Ownership

As of the date of these consolidated financial statements, there are no biological assets with restricted ownership.

No significant government grants have been received.

Current and Non-Current Biological Assets

As of the date of these consolidated financial statements, the Current and Non-current biological assets are as follows:

	12-31-2017 ThU.S.$	12-31-2016 ThU.S.$
Current	307,796	306,117
Non-current	3,459,146	3,592,874
Total	3,766,942	3,898,991

Reconciliation of carrying amount of biological assets

Movement	12-31-2017 ThU.S.$
Opening Balance	3,898,991
Changes in Biological Assets
Additions through acquisition and costs of new plantations	182,322
Increase due to non-cash capital distribution from Vale do Corisco S.A. (see Note 15)	127,927
Sales	(5,289)
Harvest	(341,108)
Gain (losses) arising from changes in fair value less costs to sale	83,031
Increases (decreases) in Foreign Currency Translation	(5,792)
Loss of forest due to fires	(173,139)
Other Increases (decreases)	(1)

Total Changes	(132,049)

Closing Balance	3,766,942

Movement	12-31-2016 ThU.S.$
Opening Balance	3,826,597
Changes in Biological Assets
Additions through acquisition and costs of new plantations	137,439
Sales	(1,351)
Harvest	(326,494)
Gain (losses) arising from changes in fair value less costs to sale	208,562
Increases (decreases) in Foreign Currency Translation	69,068
Loss of forest due to fires	(15,193)
Other Increases (decreases)	363

Total Changes	72,394

Closing Balance	3,898,991

(*)	On May 2017, Arauco’s associate Vale do Corisco S.A. performed a return of capital to its shareholders. This operation did not generate effects in the Consolidated Statements of Profit or Loss nor modified Arauco’s shareholding in Florestal Vale do Corisco S.A.

In January 2017, Arauco was affected by fires that consumed 72,564 hectares of forest plantations, recorded in the balance sheet in MU.S.$ 210, representing 5.6% of the value of Arauco’s forestry plantations.

The affected plantations have been managed by the company in order to minimize the damage caused by the fires. This management has allowed for the recovery of 17.6% of the afore mentioned amount of MU.S.$210. Additionally, the forest plantations affected by the fires were insured, with their corresponding deductibles and limitations. As a consequence of the above, the sum recovered from the insurance company amounted to MU.S$ 35.

As of the date of these consolidated financial statements, there are no committed disbursements related to the acquisition of biological assets.

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

These investments are reflected in the Consolidated Financial Statements as Properties, Plants and Equipment when they refer to disbursements in major works executed and are reflected in Expenses when they refer to improvements or management not directly associated with investment projects.

Detail information of disbursements related to the environment

As of December 31, 2017 and December 31, 2016 Arauco has made and / or has committed the following disbursements by major environmental projects:

	12-31-2017	Disbursements undertaken 2017				Committed Disbursements
Company	Name of project	State of project	Amount ThU.S.$	Asset Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Arauco Do Brasil S.A.	Environmental improvement studies	In process	1,008	Assets	Property, plant and equipment	48	2018
Arauco Do Brasil S.A.	Environmental improvement studies	In process	1,058	Expense	Administration expenses	296	2018
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	5,811	Assets	Property, plant and equipment	4,068	2018
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	17,435	Assets	Property, plant and equipment	20,694	2018
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	Finished	10,326	Assets	Property, plant and equipment	—	—
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	47,512	Assets	Property, plant and equipment	17,837	2018
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	26,578	Expense	Operating cost	6,214	2018
Arauco Argentina S.A.	Construction emisario	In process	2,312	Assets	Property, plant and equipment	797	2018
Arauco Argentina S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	139	Assets	Property, plant and equipment	28	2018
Arauco Argentina S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	19	Assets	Property, plant and equipment	5,921	2018
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	432	Expense	Administration expenses	—	2018
Maderas Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	1,346	Expense	Operating cost	—	0
Maderas Arauco S.A.	Environmental improvement studies	In process	89	Assets	Property, plant and equipment	332	0
Forestal Arauco S.A.	Environmental improvement studies	In process	983	Expense	Administration expenses	1,165	2018
Forestal los Lagos S.A.	Environmental improvement studies	In process	229	Expense	Operating cost	290	2018

		TOTAL	115,277			57,690

	12-31-2016	Disbursements undertaken 2016				Committed Disbursements
Company	Name of project	State of project	Amount ThU.S.$	Asset Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Arauco Do Brasil S.A.	Environmental improvement studies	In process	285	Assets	Property, plant and equipment	417	2017
Arauco Do Brasil S.A.	Environmental improvement studies	In process	385	Expense	Administration expenses	1,231	2017
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	1,585	Assets	Property, plant and equipment	1,396	2017
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	476	Assets	Property, plant and equipment	8,085	2018
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	611	Assets	Property, plant and equipment	20,658	2017
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	Finished	1,271	Assets	Property, plant and equipment	—	—
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	1,218	Assets	Property, plant and equipment	14,736	2018
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	51,703	Assets	Property, plant and equipment	64,450	2017
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	26,990	Expense	Operating cost	4,180	2018
Celulosa Arauco Y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	144	Assets	Property, plant and equipment	—	—
Arauco Argentina S.A.	Construction emisario	In process	8	Assets	Property, plant and equipment	824	2017
Arauco Argentina S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	187	Assets	Property, plant and equipment	124	2017
Arauco Argentina S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	183	Assets	Property, plant and equipment	6,112	2017
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	1,332	Expense	Operating cost	—	—
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	465	Expense	Administration expenses	—	—
Paneles Arauco S.A.	Environmental improvement studies	In process	1,217	Assets	Property, plant and equipment	304	2017
Forestal Arauco S.A. (Ex-Forestal Celco S.A.)	Environmental improvement studies	In process	643	Expense	Administration expenses	946	2017
Forestal Los Lagos S.A.	Environmental improvement studies	In process	225	Expense	Operating cost	18	2017

		TOTAL	88,928			123,481

NOTE 22.	NON-CURRENT ASSETS HELD FOR SALE

Arauco decided to sell assets in previous years corresponding mainly to sawmills in Chile and remains committed to its sales plan.

The following table sets forth information on the main types of non-current assets held for sale:

	12-31-2017 ThU.S.$	12-31-2016 ThU.S.$
Land	160	160
Buildings	1,122	1,122
Property, plant and equipment	2,225	1,777
Total	3,507	3,059

As of December 31, 2017, 2016 and 2015, there were no significant effects on results related to the sale of assets held for sale.

NOTE 23.	FINANCIAL INSTRUMENTS

23.1 Classification

Arauco’s financial instruments as of December 31, 2017 and December 31, 2016, are displayed in the table below. Regarding those instruments valued at an amortized cost, as estimation of their fair value is displayed for informational purposes.

	December 2017		December 2016
Financial Instruments Thousands of dollars	Carrying amount	Fair Value	Carrying amount	Fair Value
Fair value through profit or loss (held for trading) (1)	74,849	74,849	198,582	198,582
Derivatives	1,679	1,679	3,166	3,166
Mutual funds (2)	73,170	73,170	195,416	195,416
Loans and Accounts Receivables	1,351,712	1,351,712	1,126,182	1,126,182
Cash and cash equivalents (amortized cost)	516,716	516,716	396,837	396,837
Cash	209,185	209,185	149,446	149,446
Time deposits	292,105	292,105	247,391	247,391
Agreements	15,426	15,426	—	—
Accounts Receivable (net)	830,452	830,452	715,883	715,883
Trade and other receivables	709,983	709,983	600,589	600,589
Lease receivable	13,106	13,106	764	764
Other receivables	107,363	107,363	114,530	114,530
Accounts receivable due from related parties	4,544	4,544	13,462	13,462
Other Financial Assets (5)	58,425	58,425	10,903	10,903

Financial liabilities at amortized cost (3)	5,002,072	5,198,654	5,022,725	5,158,789
Bonds issued denominated in U.S. Dollars	2,057,746	2,135,893	2,321,980	2,480,063
Bonds issued denominated in U.F. (4)	1,244,939	1,333,087	1,130,679	1,078,934
Bank Loans in U.S. Dollars	835,099	870,399	891,338	926,070
Bank borrowing denominated in U.S. Dollars	23,358	23,358	23,020	23,020
Financial leasing	112,376	107,363	113,986	108,980
Trade and other payables	717,346	717,346	537,891	537,891
Accounts payable to related parties	11,208	11,208	3,831	3,831
Financial liabilities at fair value through profit or loss	137	137	336	336
Forward	137	137	336	336
Hedging Liabilities	5,256	5,256	87,027	87,027

(1)	Assets measured at fair value through profit or loss other than mutual funds classified as cash equivalents, are presented in the line item “other financial assets” in the consolidated statements of financial position.
(2)	Although mutual funds are measured at fair value through profit or loss for purposes of the consolidated statements of financial position mutual funds are classified as “Cash and cash equivalents” due to the are highly liquid short-term investment.
(3)	Financial liabilities measured at amortized cost, other than “Trade and other payables” and derivatives are presented in the consolidated statements of financial position in the line item “Other financial liabilities” as current and non-current based on their maturity.
(4)	The Unidad de Fomento (“U.F.”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index.
(5)	Includes guarantee fund for derivatives which correspond to the collateral under swap agreements.

23.2 Fair Value Hierarchy of Financial Assets and Liabilities

The assets and liabilities measured at fair value in the consolidated statements of financial position as of December 31, 2017, have been measured based on the valuation methodologies provided in IAS 39. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

•	Level 1: Securities or quoted prices in active markets for identical assets and liabilities

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

	Fair Value December 2017 ThU.S.$	Fair value
Financial Instruments		Level 1 ThU.S.$	Level 2 ThU.S.$	Level 3 ThU.S.$
Fair value through profit or loss (held for trading)
Derivatives	1,679		1,679
Mutual Funds	73,170	73,170
Other financial assets	58,425	2,654	55,771
Financial liabilities measured at amortized cost
Bonds issued denominated in U.S. Dollars	2,135,893	2,135,893
Bonds issued denominated in U.F. (4)	1,333,087	1,333,087
Bank loans in U.S. Dollars	870,399		870,399
Bank borrowing denominated in U.S. Dollars	23,358		23,358
Financial leasing	107,363		107,363
Financial liabilities at fair value through profit or loss	137		137
Hedging liabilities	5,256		5,256

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

The fair value of bank borrowings was determined based on discounted cash flow analysis, applying the corresponding discount yield curves to the remaining term to maturity.

Disclosures of the fair value of financial liabilities at amortized cost are determined via the use of discounted cash flows, calculated over variables of the observable markets as of the date of informing the consolidated financial statements, and correspond to Level 2 of the fair value hierarchy.

The following table sets forth a reconciliation between the financial liabilities and the consolidated statements of financial position as of December 31, 2017 and 2016:

Thousands of dollars	December 2017
	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 13 months to 5 years	More than 5 years	Other non- current financial liabilities, Total	Total
Bonds obligations	28,013	34,981	62,994	1,054,926	2,184,765	3,239,691	3,302,685
Bank borrowing	110,700	282,172	392,872	327,424	138,161	465,585	858,457
Financial Leasing	9,928	34,413	44,341	68,035	—	68,035	112,376
Swap and Forward	137	—	137	5,256	—	5,256	5,393

Other Financial Liabilities, Total (a)	148,778	351,566	500,344	1,455,641	2,322,926	3,778,567	4,278,911

Thousands of dollars	December 2017
	Up to 90 days	From 91 days to 1 year	Total Current	From 13 months to 5 years	More than 5 years	Total non- current	Total
Trades and other payables	717,342	4	717,346	—	—	—	717,346
Accounts payable to related companies	11,208	—	11,208	—	—	—	11,208

Accounts Payable, Total (b)	728,550	4	728,554	—	—	—	728,554

Financial Liabilities, Total (a) + (b)	877,328	351,570	1,228,898	1,455,641	2,322,926	3,778,567	5,007,465

Thousands of dollars	December 2016
	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 13 months to 5 years	More than 5 years	Other non- current financial liabilities, Total	Total
Bonds obligations	51,874	409,102	460,976	1,233,603	1,758,079	2,991,682	3,452,658
Bank borrowings	134,140	61,483	195,623	626,384	92,351	718,735	914,358
Financial leasing	9,534	30,866	40,400	73,586	—	73,586	113,986
Swap and Forward	453	—	453	86,911	—	86,911	87,364

Other Financial Liabilities, Total (a)	196,001	501,451	697,452	2,020,484	1,850,430	3,870,914	4,568,366

Thousands of dollars	December 2016
	Up to 90 days	From 91 days to 1 year	Total Current	From 13 months to 5 years	More than 5 years	Total non- current	Total
Trades and other payables	511,371	26,520	537,891	—	—	—	537,891
Accounts payable to related companies	3,831	—	3,831	—	—	—	3,831

Accounts Payable, Total (b)	515,202	26,520	541,722	—	—	—	541,722

Financial Liabilities, Total (a) + (b)	711,203	527,971	1,239,174	2,020,484	1,850,430	3,870,914	5,110,088

23.4 Derivative Instruments

Hedging instruments recorded as of December 31, 2017 and 2016 are cash flow hedges. Arauco uses derivatives for hedging purposes, such as cross currency swaps, currency and commodity forwards, interest rate swaps, and options. Depending on the fair value of each instrument, the position could be either an asset or a liability, and they are listed in the Statements of Financial Position under Other Non-Current Financial Assets or Other Non-current Financial Liabilities, respectively. The effects for the period are presented under Equity as Other Comprehensive Income or the Statements of Comprehensive Income as Finance Income or Finance Costs, net of differences in exchange rate of the hedged items and the deferred tax.

A summary of the derivative financial instruments included in the Statements of Financial Position as of the end of this period, is presented below:

Financial Instruments	2017 Fair Value ThU.S.$	2016 Fair Value ThU.S.$
Assets at fair value through profit or loss (held for trading)	1,679	3,166
Derivative-Uruguay (1)	1,672	3,159
Forward-Colombia	7	7
Hedging Assets	55,771	8,658
Derivative-Uruguay (1)	3,037	2,029
Cross Currency Swaps	52,734	6,629
Financial liabilities at fair value through profit or loss	(137)	(336)
Forward-Colombia	(137)	(267)
Derivative-Uruguay (1)	—	(69)
Hedging Liabilities	(5,256)	(87,027)
Cross Currency Swaps	(5,248)	(86,895)
Derivative-Uruguay (1)	(8)	(132)

(1)	Includes Swap and Forward from Uruguay tables.

23.4.1. Chile

Cross currency swaps

Arauco is exposed to the risk of variability in cash flows from changes in foreign exchange rates and inflation, mainly due to balances of assets denominated in U.S. Dollars and other currencies differente from the functional currency, which causes mismatches that could affect operating results.

Below are the cross currency swaps that Arauco has as of December 31, 2017 and 2016 to cover the exposure to the exchange rate risk generated from bonds denominated in U.F.:

Bond	Institution	Amount U.S.$	Amount U.F.	Starting date	Ending date	Market Value ThU.S.$ 2017	Market Value ThU.S. 2016
F	Deutsche—U.K.	43,618,307	1,000,000	10-30-2011	10-30-2021	213	(4,703)
F	JP Morgan—N.A.	43,618,307	1,000,000	10-30-2011	10-30-2021	306	(4,584)
F	Deutsche—U.K.	37,977,065	1,000,000	04-30-2014	04-30-2019	6,599	1,782
F	BBVA—Chile	38,426,435	1,000,000	10-30-2014	04-30-2023	5,252	558
F	BBVA—Chile	38,378,440	1,000,000	10-30-2014	04-30-2023	5,550	908
F	Santander—Chile	37,977,065	1,000,000	10-30-2014	04-30-2023	6,051	1,427
F	BCI—Chile	37,621,562	1,000,000	10-30-2014	04-30-2023	6,549	1,954
J	Corpbanca—Chile	42,864,859	1,000,000	09-01-2010	09-01-2020	(292)	(5,505)
J	BBVA—Chile	42,864,859	1,000,000	09-01-2010	09-01-2020	(292)	(5,505)
J	Deutsche—U.K.	42,864,859	1,000,000	09-01-2010	09-01-2020	(356)	(5,590)
J	Santander—Spain	42,873,112	1,000,000	09-01-2010	09-01-2020	(263)	(5,463)
J	BBVA—Chile	42,864,257	1,000,000	09-01-2010	09-01-2020	(152)	(5,318)
P	Corpbanca—Chile	46,474,122	1,000,000	05-15-2012	11-15-2021	(1,775)	(6,355)
P	JP Morgan—N.A.	47,163,640	1,000,000	11-15-2012	11-15-2021	(1,753)	(6,157)
P	BBVA—Chile	42,412,852	1,000,000	11-15-2013	11-15-2023	1,854	(2,548)
P	Santander—Chile	41,752,718	1,000,000	11-15-2013	11-15-2023	2,777	(1,591)
P	Deutsche—U.K.	41,752,718	1,000,000	11-15-2013	11-15-2023	2,800	(1,564)
R	Santander—Chile	128,611,183	3,000,000	10-01-2014	04-01-2024	(365)	(13,815)
R	JP Morgan—U.K.	43,185,224	1,000,000	10-01-2014	04-01-2024	329	(4,039)
R	Corpbanca—Chile	43,277,070	1,000,000	10-01-2014	04-01-2024	327	(4,026)
Q	BCI—Chile	43,185,224	1,000,000	10-01-2014	04-01-2021	1,022	(3,524)
Q	BCI—Chile	43,196,695	1,000,000	10-01-2014	04-01-2021	1,070	(3,443)
S	Santander—Chile	201,340,031	5,000,000	11-15-2016	11-15-2026	12,035	(3,165)

						47,486	(80,266)

Arauco needs to minimize the risk of the exchange rate, as it holds debt in pesos, adjustable to reflect inflation. The objective of this position in the swap is to eliminate the uncertainty of the exchange rate, exchanging the flows derived from obligations expressed in adjustable pesos of the bonds described above, with flows in U.S. dollars (Arauco’s functional currency), at a fixed and determined exchange rate as of the agreement’s execution date.

Through an effectiveness test, and pursuant to IAS 39, we were able to validate that the aforementioned hedging instruments are highly effective within an acceptable range for Arauco, for the purposes of eliminating the uncertainty of the exchange rate in the commitments derived from the hedged object.

23.4.2. Colombia

Forward contracts that are in force and effect, executed by Arauco Colombia as of December 31, 2017 and 2016, are detailed in the following table:

Exchange rate	Institution	Amount ThU.S.$	Starting date	Ending date	December 2017 Market Value ThU.S.$
USDCOP	BBVA Colombia	6,000	10-11-2017	01-10-2018	(1)
USDCOP	Corpbanca Colombia	8,000	11-14-2017	02-13-2018	(136)
USDCOP	Corpbanca Colombia	2,100	12-21-2017	03-12-2018	7

					(130)

Exchange rate	Institution	Amount ThU.S.$	Starting date	Ending date	December 2016 Market Value ThU.S.$
USDCOP	BBVA Colombia	5,000	10-28-2016	01-11-2017	7
USDCOP	BBVA Colombia	4,000	11-18-2016	02-09-2017	(255)
USDCOP	BBVA Colombia	7,000	12-13-2016	03-10-2017	(12)

					(260)

23.4.3. Uruguay

Forward

As of December 31, 2017 and 2016, Arauco Uruguay maintains the following forward contracts in force and effect for the purposes of ensuring an exchange rate for sale of dollars:

Exchange rate	Institution	Notional ThU.S.$	December 2017 Market Value ThU.S.$
UYUUSD	Banco Santander Uy	24,000	1,213
UYUUSD	HSBC Uruguay	9,000	543

			1,756

Exchange rate	Institution	Notional ThU.S.$	December 2016 Market Value ThU.S.$
UYUUSD	Banco Santander Uy	16,600	1,633
UYUUSD	Citibank U.K.	3,200	150
UYUUSD	HSBC Uruguay	10,750	1,256

			3,039

Arauco Uruguay’s profits and losses also face exposure to the price variation of certain fuels, as occurs with Fuel Oil N°6, which is used during the cellulose manufacturing process. In order to minimize this risk, the volatility of future flows associated to the purchase of Fuel Oil No. 6 for years 2017, 2018 and part of 2019 has been limited, through forwards of this commodity. The agreements that are in force and effect as of December 31, 2017 and 2016, are detailed below:

Commodity	Institution	Notional ThU.S.$	December 2017 Market Value ThU.S.$
Fuel Oil N°6	JPMorgan Chase Bank, N.A.	4,760	1,372
Fuel Oil N°6	DNB Bank ASA	4,002	732
Fuel Oil N°6	Citibank U.K.	761	112

			2,216

Commodity	Institution	Notional ThU.S.$	December 2016 Market Value ThU.S.$
Fuel Oil N°6	JPMorgan Chase Bank, N.A.	5,508	1,059
Fuel Oil N°6	DNB Bank ASA	2,661	156
Fuel Oil N°6	Citibank U.K.	378	83

			1,298

Interest Rate Swap

In addition, Arauco Uruguay’s maintains an Interest Rate Swap in force and effect, a derivative instrument which purpose is to set the interest rate of a variable rate debt in the same currency (USD). The valuation off this instrument as of December 31, 2017, is shown below:

Exchange rate	Institution	Notional ThU.S.$	December 2017 Market Value ThU.S.$
USD	DNB Bank ASA	50,638	729

Exchange rate	Institution	Notional ThU.S.$	December 2016 Market Value ThU.S.$
USD	DNB Bank ASA	59,077	650

23.5 Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. In the consolidated statements of financial position, they are included in line items “Cash and cash equivalents” (certain components of cash and cash equivalents), “Trade and Other Current/Non-Current Receivables” and “Accounts receivable due from related parties”.

Loans and receivables are measured at amortized cost using the effective interest method and are tested for impairment. Financial assets that are classified as loans and receivables are: cash and cash-equivalents, time deposits, repurchase agreements, trade and other current/non-current receivables, and accounts receivable due from related parties.

As of December 31, 2017 and 2016, there are provisions for impairment for ThU.S.$ 14,501 and ThU.S.$ 16,644, respectively.

	December 2017 ThU.S.$	December 2016 ThU.S.$
Loans and Accounts Receivables	1,351,712	1,126,182
Cash and cash equivalents	516,716	396,837
Cash	209,185	149,446
Time Deposits	292,105	247,391
Agreements	15,426	—
Trade and other receivables (net)	834,996	729,345
Trade and other receivables	709,983	600,589
Lease receivable	13,106	764
Other receivables	107,363	114,530
Accounts receivable due from related parties	4,544	13,462

23.5.1. Cash and Cash Equivalents

Includes cash on hand, bank checking account balances and time deposits and other short term highly liquid investments with an original maturity of three months or less. They are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

The composition of cash and cash equivalents (including the balance of mutual funds displayed in this note as valuation, instruments at fair value with profit or loss) at December 31, 2017 and December 31, 2016, classified by origin coins is as follow:

	12-31-2017 ThU.S.$	12-31-2016 ThU.S.$
Cash and Cash Equivalents	589,886	592,253
U.S. Dollars	501,352	524,426
Euro	4,306	2,357
Other currencies	61,037	55,069
Chilean pesos	23,191	10,401

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

The following table sets forth trade and other current/non-current receivables classified by currencies as of December 31, 2017 and December 31, 2016:

	12-31-2017 ThU.S.$	12-31-2016 ThU.S.$
Trades and other current receivables	814,412	701,610
U.S. Dollars	550,674	489,056
Euros	20,498	26,544
Other currencies	134,238	77,907
Chilean pesos	106,442	106,681
U.F.	2,560	1,422

Accounts receivable from related parties, current	3,488	12,505
U.S. Dollars	726	274
Other currencies	171	726
Chilean pesos	2,192	10,548
U.F.	399	957

Trade and other non-current receivables	16,040	14,273
U.S. Dollars	4,247	6,895
Other currencies	3,345	527
Chilean pesos	6,692	5,753
U.F.	1,756	1,098

Accounts receivable from related parties, non-current	1,056	957
U.F.	1,056	957

23.6 Total Financial Liabilities

Arauco’s financial liabilities to the date of these consolidated financial statements are as follows:

	December 2017 ThU.S.$	December 2016 ThU.S.$
Financial Liabilities
Total Financial Liabilities	5,007,465	5,110,088
Financial liabilities at fair value through profit or loss (held for trading)	137	336
Hedging Liabilities	5,256	87,027
Financial Liabilities Measured at Amortized Cost	5,002,072	5,022,725

The following table sets forth the current portion of the non-current bank borrowings and debt issued as of December 31, 2017 and 2016.

	December 2017 ThU.S.$	December 2016 ThU.S.$
Bank borrowings - current portion	92,693	88,028
Bonds issued - current portion	107,268	62,506
Total	199,961	150,534

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

At the end of each reporting period, Arauco includes in this category bank borrowings, bonds issued denominated in U.S. Dollars and in U.F., trade and other payables.

		12-31-2017 ThU.S.$	12-31-2016 ThU.S.$	12-31-2017 ThU.S.$	12-31-2016 ThU.S.$
	Currency	Amortized Cost		Fair Value
Total Financial Liabilities		5,002,072	5,022,725	5,198,654	5,158,789
Bonds Issued	U.S. Dollar	2,057,747	2,321,980	2,135,893	2,480,063
Bonds Issued	U.F.	1,244,938	1,130,679	1,333,087	1,078,934
Bank borrowings	U.S. Dollar	834,908	891,338	870,399	926,070
Bank borrowings	Other currencies	23,549	23,020	23,358	23,020
Financial Leasing	Other currencies	96,913	98,316	92,542	94,052
Financial Leasing	Chilean pesos	15,463	15,670	14,821	14,928
Trades and Other Payables	U.S. Dollar	194,342	150,162	194,342	150,162
Trades and Other Payables	Euro	8,848	13,034	8,848	13,034
Trades and Other Payables	Other currencies	158,567	70,736	158,567	70,736
Trades and Other Payables	Chilean pesos	333,529	285,359	333,529	285,359
Trades and Other Payables	U.F.	22,060	18,600	22,060	18,600
Related party payables	U.S. Dollar	1,354	1,969	1,354	1,968
Related party payables	Chilean pesos	9,854	1,862	9,854	1,863

The financial liabilities at amortized cost presented in the consolidated statements of financial positions as of December 31, 2017 and 2016 are as follows:

	December 2017
	Current ThU.S.$	Non-Current ThU.S.$	Total ThU.S.$
Other financial liabilities	500,207	3,773,311	4,273,518
Trade and other payables	717,346	—	717,346
Related Party Payables	11,208	—	11,208
Total Financial Liabilities Measured at Amortized Cost	1,228,761	3,773,311	5,002,072

	December 2016
	Current ThU.S.$	Non-Current ThU.S.$	Total ThU.S.$
Other financial liabilities	697,000	3,784,003	4,481,003
Trade and other payables	537,891	—	537,891
Related Party Payables	3,831	—	3,831
Total Financial Liabilities Measured at Amortized Cost	1,238,722	3,784,003	5,022,725

23.8 Cash Flow Hedges Reserve Reconciliation

The following table sets forth the reconciliation balances of cash flow hedges presented in Other Comprehensive Income:

	January-December
	2017 ThU.S.$	2016 ThU.S.$	2015 ThU.S.$
Opening balance	1,096	(55,396)	(53,022)
Gains (losses) on cash flow hedges	22,212	84,045	11,859
Recycle of cash flow hedges to profit or loss	(16,965)	(10,198)	(16,122)
Income tax	(5,917)	(20,055)	(1,738)
Recycle of income tax	4,326	2,700	3,627
Closing balance	4,752	1,096	(55,396)

23.9 Capital Disclosures

23.9.1 Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco’s policies on capital management have the objective of:

a)	Ensuring business continuity and normal operations in the long term;
b)	Ensuring funding for new investments to achieve sustainable growth over time;
c)	Keeping adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and
d)	Maximizing the Company’s value and providing an adequate return to shareholders.

23.9.2 Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings and bonds issued).

23.9.3 Quantitative Information on Capital Management

The following table sets forth the financial covenants that the Company has to comply with as part of the terms of certain of its obligations:

Instrument	December 2017 ThU.S.$	December 2016 ThU.S.$	Interest coverage >= 2,0x	Debt level (1) <= 1,2x
Domestic bonds (Chile)	1,244,939	1,130,679	N/R	Ö
Syndicate Loan Scotia	199,597	298,967	Ö	Ö
Syndicate Loan Banco Estado - Grayling	130,953	—	Ö	Ö

N/R:	Not required for the financial obligation

(1)	Debt to equity ratio (financial debt divided by equity plus non-controlling interests)

As of December 31, 2017 and December 31, 2016, Arauco has complied with all of its financial covenants.

The following table sets forth the credit ratings of our debt instruments as of December 31, 2017, are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local bonds	—	AA-	—	AA-
Foreign bonds	BBB-	BBB	Baa3	—

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

The capitalization of Arauco as of December 31, 2017 and December 31, 2016 is as follows:

	December 2017 ThU.S.$	December 2016 ThU.S.$
Equity	7,116,893	6,999,283
Bank borrowings	858,457	914,358
Financial leasing	112,376	113,986
Bonds issued	3,302,685	3,452,659

Capitalization	11,390,411	11,480,286

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

Accounts exposed to credit risk are: trade receivable, financial lease debtors and other debtors.

Arauco does not have a securitized portfolio.

	December 2017 ThU.S.$	December 2016 ThU.S.$
Current Receivables
Trade receivables	706,485	598,597
Financial lease receivables	11,932	411
Other debtors	95,995	102,602
Net subtotal	814,412	701,610
Trade receivables	715,217	609,102
Financial lease receivables	12,033	512
Other debtors	101,663	108,640
Gross subtotal	828,913	718,254
Provision for doubtful trade receivables	8,732	10,505
Provision for doubtful lease receivables	101	101
Provision for doubtful other debtors	5,668	6,038
Subtotal Bad Debt	14,501	16,644
Non-Current Receivables
Trade receivables	3,498	1,992
Financial lease receivables	1,174	353
Other debtors	11,368	11,928
Net Subtotal	16,040	14,273
Trade receivables	3,498	1,992
Financial lease receivables	1,174	353
Other debtors	11,368	11,928
Gross subtotal	16,040	14,273
Provision for doubtful trade receivables	—	—
Provision for doubtful lease receivables	—	—
Provision for doubtful other debtors	—	—
Subtotal Bad Debt	—	—

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

As of December 31, 2017, Arauco’s balance for commercial Debtors was ThU.S.$ 718,714 of which, according to the agreed sales conditions, 59.18% corresponded to sales on credit (open account), 37.83% to sales with letters of credit and 2.99% to other types of sales, distributed in 2,245 debtors. The client with the largest Open Account debt represented 3.49% of the total accounts receivable as of that date.

Below we provide detail regarding accounts receivable, classified in tranches.

December 31, 2017

Age of trade receivables

Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S.$	662,963	39,459	551	955	50	34	2,238	56	97	12,312	718,715
%	92.20%	5.50%	0.10%	0.10%	0.00%	0.00%	0.30%	0.00%	0.00%	1.70%	100%

December 31, 2016

Age of trade receivables

Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S.$	564,378	31,106	257	881	39	18	21	11	64	14,319	611,094
%	92.40%	5.10%	0.00%	0.10%	0.00%	0.00%	0.00%	0.00%	0.00%	2.30%	100%

Arauco does not conduct rescheduling or renegotiations with its clients that imply an amendment to the maturity of the invoices and, should it be necessary, any debt renegotiation with a client shall be analyzed on a case-by-case basis and subjected to the approval of the Corporate Finance Division.

Regarding the provisions from non-enforceable accounts, below we provide detail for the movements as of December 31, 2017, 2016 and 2015:

	12-31-2017 ThU.S.$	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$
Opening balance	(16,644)	(19,860)	(18,520)
Impairment losses recognized on receivables	(139)	(3,950)	(3,072)
Reversal of impairment losses	2,282	7,166	1,732
Closing balance	(14,501)	(16,644)	(19,860)

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

In order to minimize the credit risk for term or Open Account sales, it is Arauco’s policy to take out insurance to cover the export sales of companies Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Forestal Arauco S.A., and Arauco do Brasil S.A., as well as the domestic sales of Arauco México S.A. de C.V., Arauco Wood Inc, Arauco Colombia S.A., Arauco Perú S.A., Arauco Panels USA LLC, Flakeboard Company Ltd., Flakeboard America Ltd., Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Arauco Florestal Arapoti, Arauco Forest Brasil S.A. and Arauco do Brasil S.A. Arauco works with credit insurance company Continental (AA- rating, as per risk rating companies Humphreys and Fitch Ratings). In order to cover the export sales and domestic sales of Arauco Argentina S.A., the preferred credit insurance company is Insur (a subsidiary of Continental in Argentina). Both companies grant a 90% coverage over the amount of each invoice, without deductibles, for registered clients and of 85% for non-registered clients. (Non-registered clients are those whose lines range between ThU.S.$ 5 and ThU.S.$ 70 (equivalent currency of their invoicing) of the local sales of companies Arauco Perú S.A., Arauco Colombia S.A., Arauco México S.A. de C.V., Arauco Do Brasil S.A., Arauco Argentina S.A. and Maderas Arauco S.A. Lines in excess of the aforesaid amounts correspond to registered clients.

As another way of minimizing risk and supporting a line of credit approved by the Credit Committee, Arauco holds guarantees such as mortgages, pledges, Standby letters of credit, bank performance bonds, checks, promissory notes, loans or any other that could be required under the laws of each country. The total amount held in guarantees amounts to ThU.S.$98.7 million, effective as of December 2017, as summarized in the following chart. The procedure for guarantees is regulated by Arauco’s Policy on Guarantees, whose purpose is to control their accounting, due date and custody.

Guarantees Arauco Group (ThU.S.$)
Guarantees Debtors (received from clients)
Certificate of deposits	7,106	7.3%
Standby	6,942	7.0%
Promissory notes	71,961	72.9%
Finance	3,094	3.1%
Mortgage	6,849	6.9%
Pledge	2,580	2.6%
Promissory notes	200	0.2%
Total Guarantees	98,732	100.0%

The maximum exposure to credit risk is limited to the value at amortized cost of the Debtors’ account for sales registered as of the date of this report, minus the percentage of sales insured by the aforementioned credit insurance companies and the guarantees granted in favor of Arauco.

In summary, the open account debt covered by the various insurance policies and guarantees amounts to 97.4% and, therefore, Arauco’s portfolio exposure amounts to 2.6%.

Secured Open Accounts Receivable	ThU.S.$	%
Total open accounts receivable	391,992	100.0%
Secured receivables (*)	381,800	97.4%
Unsecured receivables	10,192	2.6%

(*)	Insured Debt is deemed to be the portion of accounts receivable that is covered by a credit company or by guarantees such as standby letters of credit, mortgages, performance bonds, among others

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

The following tables detail Arauco’s liquidity analysis for its financial liabilities as of December 31, 2017 and December 31, 2016. The tables have been drawn up based on the contractual undiscounted cash outflows and their remaining contractual maturities:

December 31, 2017

				Maturity							Total
Tax ID	Name	Currency	Name - Country Loans with banks	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	25	199,572	—	—	—	—	—	199,597	—	1.70%	Libor + 0.70%
—	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank	1,167	1,032	2,434	2,361	2,282	2,201	2,120	2,199	11,398	3.51%	Libor + 2.05%
—	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank	2,953	2,787	5,870	5,676	—	—	—	5,740	11,546	3.26%	Libor + 1.80%
—	Zona Franca Punta Pereira	U.S. Dollar	BBVA	14,007	—	—	—	—	—	—	14,007	—	3.13%	Libor + 1.75%
—	Zona Franca Punta Pereira	U.S. Dollar	Citibank	—	4,503	—	—	—	—	—	4,503	—	3.10%	Libor + 1.75%
—	Zona Franca Punta Pereira	U.S. Dollar	Scotiabank	3	2,506	—	—	—	—	—	2,509	—	3.17%	3.17%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Banco Interamericano de Desarrollo	4,723	4,161	9,828	9,526	9,201	8,885	8,570	8,884	46,010	3.51%	Libor + 2.05%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Banco Interamericano de Desarrollo	11,946	11,255	23,735	22,938	—	—	—	23,201	46,673	3.26%	Libor + 1.80%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Finnish Export Credit	25,176	21,214	50,198	49,484	47,929	47,207	23,564	46,390	218,382	3.20%	3.20%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Dnb Nor Bank	—	45	—	—	—	—	—	45	—	0.00%	Libor + 2%
—	Eufores S.A.	U.S. Dollar	Banco Republica Oriental de Uruguay	24,746	12,564	—	—	—	—	—	37,310	—	3.08%	Libor + 1.75%
—	Eufores S.A.	U.S. Dollar	Citibank	6	—	—	—	—	—	—	6	—	3.43%	Libor + 2%
—	Eufores S.A.	U.S. Dollar	Banco HSBC- Uruguay	1,200	—	—	—	—	—	—	1,200	—	2.91%	Libor + 1.75%
—	Eufores S.A.	U.S. Dollar	Banco Itau - Uruguay	4	12,513	—	—	—	—	—	12,517	—	3.08%	Libor + 1.75%
—	Eufores S.A.	U.S. Dollar	Heritage	1,352	—	—	—	—	—	—	1,352	—	3.03%	Libor + 1.75%
—	Eufores S.A.	U.S. Dollar	Banco Santander	20,230	5,013	—	—	—	—	—	25,243	—	3.06%	Libor + 1.75%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Santander	23	67	89	46	—	—	—	90	135	9.50%	9.50%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Alfa	18	56	74	74	74	7	—	74	229	10.75%	Tljp+2%+ spread 1.75%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Santander	3	7	10	10	7	—	—	10	27	11.00%	Tljp+2%+ spread 2%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Itau	1	—	—	—	—	—	—	1	—	2.50%	2.50%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Itau	13	37	4	—	—	—	—	50	4	3.50%	3.50%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Bradesco	11	33	36	—	—	—	—	44	36	6.00%	6.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Votorantim	16	—	—	—	364	364	—	16	728	5.00%	5.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	22	65	22	—	—	—	—	87	22	6.00%	6.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	7	20	27	27	11	—	—	27	65	10.00%	10.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	981	907	—	—	—	—	—	1,888	—	9.50%	9.50%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	—	16	16	8	—	—	—	16	24	9.00%	9.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	12	52	85	74	64	54	—	64	277	10.49%	10.49%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bradesco	20	69	53	28	28	16	—	89	125	9.00%	9.00%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Alfa	2	7	9	9	5	—	—	9	23	8.20%	Cesta+2%+spread 1.8%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Alfa	6	17	23	22	11	—	—	23	56	10.80%	Tljp+2%+Spread 1.8%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Itau - Brazil	1	—	—	—	—	—	—	1	—	2.50%	2.50%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Votorantim -Brazil	192	619	403	—	322	322	—	811	1,047	8.10%	Tljp+1.8%+Spread 2%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim -Brazil	34	—	78	—	—	—	—	34	78	7.70%	Cesta+1.3%+spread 2%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bndes Subcrédito A-B-D	4	—	—	115	458	344	—	4	917	9.82%	Tljp + 2.91%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Bndes Subcrédito C	5	—	—	24	145	120	—	5	289	7.30%	Cesta+2.91%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Santander	995	984	107	212	202	161	—	1,979	682	8.90%	8.90%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito E-I	23	754	3,017	2,262	—	—	—	777	5,279	9.91%	Tljp + 2.91%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito F-J	16	452	1,810	1,358	—	—	—	468	3,168	10.91%	Tljp + 3.91%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollar	Bndes Subcrédito G-K	63	339	2,037	1,697	—	—	—	402	3,734	7.31%	Cesta + 2.91%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito H-L	19	504	2,011	1,509	—	—	—	523	3,520	12.11%	Tljp + 5.11%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Banco Santander	—	—	27	27	27	—	—	—	81	11.00%	Tljp+2%+Spread 2%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollar	Banco Santander	—	—	13	13	12	—	—	—	38	8.40%	Cesta+2%+Spread 2%
—	Novo Oeste Gestao de Ativos Florestais S.A.	Brazilian Real	Banco Santander	—	1	26	28	28	2	—	1	84	11.00%	Tljp+2%+Spread 2%
—	Novo Oeste Gestao de Ativos Florestais S.A.	U.S. Dollar	Banco Santander	—	1	12	13	13	1	—	1	39	8.40%	Tljp+2%+Spread 2%
—	Flakeboard America Ltd	U.S. Dollar	Banco del Estado de Chile	675	—	5,060	4,839	17,925	17,925	111,309	675	157,058	3.00%	Libor + 1.65%

			Total	110,700	282,172	107,114	102,380	79,108	77,609	145,563	392,872	511,774

December 31, 2017				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non	Effective	Nominal
			Name - Country	months	months	years	years	years	years	years	Current	Current	rate	rate
Tax ID	Name	Currency	Bonds	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	—	1,528	28,132	27,301	26,469	25,638	156,181	1,528	263,721	4.24%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	—	611	11,340	11,005	10,670	10,335	62,958	611	106,308	4.25%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-J	2,342	—	7,027	224,916	—	—	—	2,342	231,943	3.23%	3.22%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	—	1,103	8,633	8,633	8,633	28,334	240,175	1,103	294,408	3.96%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Q	—	22,364	23,445	22,796	11,154	—	—	22,364	57,395	2.96%	2.98%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	—	1,944	7,777	7,777	7,777	7,777	314,228	1,944	345,336	3.57%	3.57%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	—	650	5,200	5,200	5,200	5,200	230,228	650	251,028	2.44%	2.89%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2019	6,168	—	217,034	—	—	—	—	6,168	217,034	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	4,422	—	10,013	10,013	204,138	—	—	4,422	224,164	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2022	5,705	—	12,153	12,153	12,153	259,072	—	5,705	295,531	4.77%	4.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2024	9,375	—	22,500	22,500	22,500	22,500	548,324	9,375	638,324	4.52%	4.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2027	—	3,175	19,375	19,375	19,375	19,375	582,479	3,175	659,979	3.90%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2047	—	3,607	22,000	22,000	22,000	22,000	943,160	3,607	1,031,160	5.50%	5.50%

			Total	28,012	34,982	394,629	393,669	350,069	400,231	3,077,733	62,994	4,616,331

December 31, 2017				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non	Effective	Nominal
			Name - Country	months	months	years	years	years	years	years	Current	Current	rate	rate
Tax ID	Name	Currency	Lease	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Santander	168	1,026	983	983	—	—	—	1,194	1,966	—	—
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Scotiabank	1,563	3,772	4,139	4,139	638	638	—	5,335	9,554	—	—
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Estado	749	2,182	2,318	2,318	230	230	—	2,931	5,096	—	—
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco de Chile	3,346	13,995	7,886	7,886	2,247	2,247	—	17,341	20,266	—	—
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco BBVA	1,151	3,421	447	447	—	—	—	4,572	894	—	—
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Credito e Inversiones	1,443	5,901	4,856	4,856	5,354	5,354	—	7,344	20,420	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Santander	50	17	—	—	—	—	—	67	—	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Chile	607	1,547	1,015	1,015	123	123	—	2,154	2,276	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Credito e Inversiones	767	2,301	3,032	3,032	179	179	—	3,068	6,422	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Scotiabank	84	251	334	334	237	236	—	335	1,141	—	—

			Total	9,928	34,413	25,010	25,010	9,008	9,007	—	44,341	68,035

As part of the policy of Arauco, it considers compliance with all Accounts Payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

December 31, 2016				Maturity							Total
Tax ID	Name	Currency	Name -Country Loans with banks	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	—	36	302,242	—	—	—	—	36	302,242	1.63%	1.63%
—	Arauco Argentina S.A.	U.S. Dollar	Banco Galicia- Argentina	5,031	—	—	—	—	—	—	5,031	—	2.00%	2.00%
—	Arauco Argentina S.A.	Argentine Pesos	Banco Macro- Argentina	11	29	—	—	—	—	—	40	—	15.25%	15.25%
—	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank	1,178	1,027	2,450	2,387	2,324	2,256	4,302	2,205	13,719	Libor + 2.05%	Libor + 2.05%
—	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank	2,990	2,782	5,997	5,830	5,664	—	—	5,772	17,491	Libor + 1.80%	Libor + 1.80%
—	Zona Franca Punta Pereira	U.S. Dollar	BBVA	16,176	—	—	—	—	—	—	16,176	—	3.23%	Libor + 2%
—	Zona Franca Punta Pereira	U.S. Dollar	Citibank	—	2,501	—	—	—	—	—	2,501	—	2.95%	Libor + 1.75%
—	Zona Franca Punta Pereira	U.S. Dollar	Scotiabank	2,501	—	—	—	—	—	—	2,501	—	1.60%	1.60%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Banco Interamericano de Desarrollo	4,768	4,143	9,895	9,637	9,379	9,096	17,371	8,911	55,378	3.30%	Libor + 2.05%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Banco Interamericano de Desarrollo	12,104	11,237	24,249	23,568	22,888	—	—	23,341	70,705	3.05%	Libor + 1.80%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Finnish Export Credit	25,474	20,774	43,915	44,538	45,209	45,882	70,166	46,248	249,710	3.20%	3.20%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Dnb Nor Bank	89	—	—	—	—	—	—	89	—	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco Republica Oriental de Uruguay	24,733	12,563	—	—	—	—	—	37,296	—	Libor + 1.75%	Libor + 1.75%
—	Eufores S.A.	U.S. Dollar	Citibank	5	—	—	—	—	—	—	5	—	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco HSBC- Uruguay	1,202	—	—	—	—	—	—	1,202	—	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco Itau - Uruguay	10,135	5,003	—	—	—	—	—	15,138	—	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Heritage	1,351	—	—	—	—	—	—	1,351	—	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco Santander	22,735	—	—	—	—	—	—	22,735	—	Libor + 2.00%	Libor + 2.00%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco ABC - Brazil	7	18	—	—	—	—	—	25	—	2.50%	2.50%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Itau	2,713	321	—	—	—	—	—	3,034	—	9.50%	9.50%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Votorantim	13	25	—	—	—	—	—	38	—	5.50%	5.50%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Santander	2	46	100	100	57	7	—	48	264	9.34%	9.34%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Itau	2	6	1	—	—	—	—	8	1	2.50%	2.50%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Itau	13	38	51	4	—	—	—	51	55	3.50%	3.50%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Bradesco	11	33	44	37	—	—	—	44	81	6.00%	6.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Bradesco	400	—	—	—	—	—	—	400	—	8.75%	8.75%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Votorantim	17	—	—	—	—	369	369	17	738	5.00%	5.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	22	66	88	22	—	—	—	88	110	6.00%	6.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	8	21	27	27	27	11	—	29	92	10.00%	10.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	1	16	16	16	8	—	—	17	40	9.00%	9.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	5	18	30	30	19	8	—	23	87	9.22%	9.22%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bradesco	20	57	77	23	—	—	—	77	100	5.91%	5.91%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Alfa	—	5	9	9	9	5	—	5	32	7.94%	7.94%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Alfa	—	12	23	23	23	11	—	12	80	11.30%	11.30%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Itau - Brazil	4	12	1	2	—	—	—	16	3	2.50%	2.50%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Votorantim - Brazil	195	520	694	405	—	327	327	715	1,753	8.59%	8.59%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim - Brazil	35	101	134	78	—	—	—	136	212	7.44%	7.44%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bndes Subcrédito A-B-D	4	—	—	—	114	460	346	4	920	9.82%	9.82%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Bndes Subcrédito C	4	—	—	—	24	144	120	4	288	7.05%	7.05%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Santander	1	32	—	—	—	—	—	33	—	9.32%	9.32%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco John Deere	62	41	41	32	10	—	—	103	83	6.00%	6.00%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito E-I	23	—	758	3,030	2,272	—	—	23	6,060	8.91%	8.91%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito F-J	16	—	454	1,818	1,363	—	—	16	3,635	9.91%	9.91%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollar	Bndes Subcrédito G-K	60	—	339	2,037	1,697	—	—	60	4,073	7.05%	7.05%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito H-L	19	—	504	2,020	1,514	—	—	19	4,038	11.11%	11.11%

			Total	134,140	61,483	392,139	95,673	92,601	58,576	93,001	195,623	731,990

December 31, 2016				Maturity								Total
Tax ID	Name	Currency	Name -Country Bonds	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	—	1,931	11,587	29,091	27,486	33,383	180,490	1,931	282,037	4.24%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-J	2,115	—	6,344	6,344	203,030	—	—	2,115	215,718	3.23%	3.22%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	—	996	7,794	7,794	7,794	7,794	242,571	996	273,747	3.96%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Q	586	9,839	21,758	21,172	20,586	10,073	—	10,425	73,589	2.96%	2.98%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	1,755	—	7,022	7,022	7,022	7,022	290,572	1,755	318,660	3.57%	3.57%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	—	600	4,695	4,695	4,695	4,695	210,785	600	229,565	2.44%	2.89%
—	Arauco Argentina S.A.	U.S. Dollar	Bono 144 A – Argentina	—	270,787	—	—	—	—	—	270,787	—	6.39%	6.38%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2019	15,205	—	36,250	534,254	—	—	—	15,205	570,504	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2nd Emission	2,734	124,949	—	—	—	—	—	127,683	—	7.50%	7.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	8,889	—	20,000	20,000	20,000	406,926	—	8,889	466,926	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2022	11,215	—	23,750	23,750	23,750	23,750	504,895	11,215	599,895	4.77%	4.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2024	9,376	—	22,500	22,500	22,500	22,500	569,625	9,376	659,625	4.52%	4.50%

			Total	51,875	409,102	161,700	676,622	336,863	516,143	1,998,938	460,977	3,690,266

December 31, 2016				Maturity							Total
Tax ID	Name	Currency	Name -Country Lease	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Santander	237	1,616	—	1,179	—	1,201	—	1,853	2,380	—	—
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Scotiabank	1,571	4,970	—	7,731	—	4,259	—	6,541	11,990	—	—
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Estado	645	2,008	—	5,092	—	2,035	—	2,653	7,127	—	—
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco de Chile	3,294	10,861	—	16,861	—	8,906	—	14,155	25,767	—	—
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco BBVA	1,673	5,030	—	4,663	—	183	—	6,703	4,846	—	—
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Credito e Inversiones	982	2,994	—	7,501	—	2,824	—	3,976	10,325	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Santander	46	138	—	61	—	—	—	184	61	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Chile	439	1,317	—	2,418	—	929	—	1,756	3,347	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Credito e Inversiones	647	1,932	—	5,053	—	2,690	—	2,579	7,743	—	—

			Total	9,534	30,866	—	50,559	—	23,027	—	40,400	73,586

As part of the policy of Arauco, it considers compliance with all Accounts Payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

Guarantees

As of the date of these consolidated financial statements, Arauco has financial assets of approximately MU.S.$55 that have been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.

As of December 31, 2017, the total assets pledged as an indirect guarantee were MU.S.$602. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.

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

Direct and indirect guarantees granted by Arauco:

DIRECT
Subsidiary	Guarantee	Assets Pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	488	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	313	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	230	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	209	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	100	National Customs Service
Arauco Forest Brasil S.A.	Mortgage Industrial Plant of Jaguariaíva of Arauco do Brasil	—	U.S. Dollar	46.346	BNDES
Arauco Forest Brasil S.A.	Endorsement of ADB + Guarantee Letter AISA	—	U.S. Dollar	3.539	Bank Votorantim S.A.
Arauco Forest Brasil S.A.	Endorsement of Arauco do Brasil	—	U.S. Dollar	645	Bank Votorantim S.A.
Arauco Forest Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	224	Bank Santander S.A.
Arauco Forest Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	134	Bank Bradesco S.A.
Arauco Forest Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	113	Bank Bradesco S.A.
Arauco Forest Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	97	Bank Bradesco S.A.
Arauco do Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	209	Bank Santander S.A.
Arauco do Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	206	Bank Alpha S.A.
Arauco Florestal Arapoti S.A.	Endorsement of Arauco do Brasil	—	U.S. Dollar	727	Bank Votorantim S.A.
Arauco Florestal Arapoti S.A.	Equipment	Property plant and equipment	U.S. Dollar	389	Bank Safra S.A.
Arauco Florestal Arapoti S.A.	Equipment	Property plant and equipment	U.S. Dollar	232	Bank Santander S.A.
Arauco Florestal Arapoti S.A.	Equipment	Property plant and equipment	U.S. Dollar	201	Bank Itaú BBA S.A.
Arauco Florestal Arapoti S.A.	Equipment	Property plant and equipment	U.S. Dollar	96	Bank Bradesco S.A.
Arauco Bioenergía S.A.	Guarantee letter	—	Chilean Pesos	185	Minera Escondida Ltda.
Arauco Bioenergía S.A.	Guarantee letter	—	Chilean Pesos	121	CODELCO S.A.
		Total		54.804

INDIRECT
Subsidiary	Guarantee	Assets Pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Suretyship not supportive and cumulative	—	U.S. Dollar	408.351	Joint Ventures (Uruguay)
Celulosa Arauco y Constitución S.A.	Full Guarantee	—	U.S. Dollar	131.000	Arauco Forest Brasil y Mahal (Brazil)
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	U.S. Dollar	4.362	Arauco Forest Brasil y Mahal (Brazil)
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Brazilian Real	14.593	Arauco Forest Brasil y Mahal (Brazil)
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	U.S. Dollar	43.896	Masisa S.A.
		Total		602.202

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

Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean Peso. This fluctuation range is considered possible given current market conditions as of the date of these financial statements. With all other variables at a constant rate, a U.S. Dollar exchange rate variation of +/- 10% in relation to the Chilean Peso would mean a change in the net income year after tax +/- 9.98% (equivalent to ThU.S.$ +/- 26,968), and +/- 0.23% of equity (equivalent to ThU.S.$ +/- 16,181).

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian Real, which is considered a possible range of fluctuation given the market conditions as of the date of these financial statements. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian Real would mean a variation on the net income after tax +/- 1,67% (equivalent to ThU.S.$4,500) and a change on the equity of +/- 0.04% (equivalent to ThU.S.$2,700).

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

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of December 31, 2017, 14% our financial debt accrues interest at variable rates. A change of +/- 10% in the interest rate is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 0.41% (equivalent to ThU.S.$-/+ 1,097) and +/- 0.01% (equivalent to ThU.S.$-/+ 658) on equity.

Thousands of dollars	December 2017 ThU.S.$	Total
Fixed rate	3,676,210	86.0%
Bonds issued	3,302,685
Bank borrowings (*)	261,149
Financial leasing	112,376
Variable rate	597,308	14.0%
Bonds issued	—
Loans with Banks	597,308
Total	4,273,518	100.0%

Thousands of dollars	December 2016 ThU.S.$	Total
Fixed rate	3,903,942	87.1%
Bonds issued	3,452,659
Bank borrowings (*)	337,297
Financial leasing	113,986
Variable rate	577,061	12.9%
Bonds issued	—
Loans with Banks	577,061
Total	4,481,003	100.0%

(*)	Includes variable rate bank borrowings changed by fixed rate swaps.

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

As of December 31, 2017, revenue due to pulp sales accounted for 46.8% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

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

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean a variation of +/- 72.94% (equivalent to ThU.S.$ 197,022) on the income for the year after tax and +/- 1.66% (equivalent to ThU.S.$118,213) on equity.

NOTE 24.	REPORTABLE SEGMENTS

The main products that generate revenue for each reportable segment are described as follows:

•	Pulp: The main products sold by this reportable segment are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), and pulp fluff.

•

Wood products: The range of products sold by this reportable segment are plywood panels, MDF panels (medium density fiberboard), Hardboard Panels, PB Panels (agglomerated) different sizes of sawn wood and remanufactured products such as moldings, precut pieces and finger joints.

•

Forestry: This reportable segment produces and sells sawn logs, pulpable logs, posts and chips made from owned forests of Radiata and Taeda pine, eucalyptus globulus and nitens forests. Additionally, purchases logs and woodchip from third parties, which it sells to its other reportable segment.

Arauco has revised its disclosure of the split of revenues between Chilean entities and foreign entities within its presentation of geographical information relating to the years ended December 31, 2016 and 2015 to correct the classification of revenues from subsidiaries in Uruguay. There was no impact to the Consolidated Statements of Profit or Loss, Consolidated Statements of Comprehensive Income, Consolidated Statements of Cash Flow nor to the Consolidated Statements of Changes in Equity. In addition, the corrections did not affect the Company’s service of its debt obligations.

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

Wood products

The Panels area produces a wide range of panel products and several kinds of moldings aimed at the furniture, decoration and construction industries. It consists of 19 industrial plants: 5 in Chile, 2 in Argentina, 4 in Brazil, and 8 plants around USA and Canada. The Company has a total annual production capacity of 6.8 million cubic meters of PBO, MDF, Hardboards, plywood and moldings.

Through the joint venture Sonae Arauco (see note 16), Arauco produces and sells wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of 2 panel plants and one sawmill in Spain; 2 panel plants and one resin plant in Portugal; 4 panel plants in Germany and 2 panel plants in South Africa.

In total, Sonae Arauco’s production capacity is approximately 1.4 million m3 of MDF, 2.1 million m3 of PB, 486,000 m3 of OSB and 50,000 m3 of sawn lumber.

The Sawn Timber area produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

With 8 saw mills in operation (7 in Chile and 1 in Argentina), the Company has a production capacity of 3 million m3 of sawn wood.

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

Arauco holds forestry assets distributed throughout Chile, Argentina, Brazil and Uruguay, reaching 1.7 million hectares as of December 31, 2017, of which 1 million hectares are used for plantations, 431 thousand hectares for native forests, 195 thousand hectares for other uses and 99 thousand hectares are to be planted.

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

Below, please find summarized information concerning the assets, liabilities and profits and losses at the end of each period, by segments. The profit (loss) of each segment informed takes into consideration that taxes and income and financial costs have not been allocated to the various segments, and are shown as part of the Corporate’s segment:

Year ended December 31, 2017	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from external customers	2,451,363	114,122	2,633,773	39,083	—	5,238,341	—	5,238,341
Revenues from transactions with other operating segments	43,829	970,384	6,297	35,659	—	1,056,169	(1,056,169)	—

Finance income	—	—	—	—	19,640	19,640	—	19,640
Finance costs	—	—	—	—	(287,958)	(287,958)	—	(287,958)
Net finance costs	—	—	—	—	(268,318)	(268,318)	—	(268,318)

Depreciation and amortizations	246,382	22,011	142,504	3,568	7,086	421,551	—	421,551
Sum of significant income accounts	581	91,089	1,304	—	—	92,974	—	92,974
Sum of significant expense accounts	—	138,139	3,333	—	—	141,472	—	141,472

Profit (loss) of each reportable segment	589,934	(210,566)	225,317	6,668	(341,001)	270,352	—	270,352

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	—	—	—	—	4,855	4,855	—	4,855
Joint ventures	—	—	10,378	—	1,784	12,162	—	12,162

Income tax expense	—	—	—	—	30,992	30,992	—	30,992

Geographical information on revenues
Revenue – Chilean entities	1,781,769	55,946	1,265,161	692	—	3,103,568	—	3,103,568
Revenue – Foreign entities	669,594	58,176	1,368,612	38,391	—	2,134,773	—	2,134,773
Total Ordinary Income	2,451,363	114,122	2,633,773	39,083	—	5,238,341	—	5,238,341

Year ended December 31, 2017	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets
Acquisition of property, plant and equipment and biological assets	191,771	211,245	230,395	428	4,127	637,966	—	637,966
Acquisition and contribution of investments in associates and joint venture	—	—	—	—	15,918	15,918	—	15,918

Year ended December 31, 2017	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	5,035,105	5,040,500	3,024,120	52,640	881,000	14,033,365	(38,765)	13,994,600
Segments assets (excluding deferred tax assets)	5,035,105	5,040,500	3,024,120	52,640	872,734	14,025,099	(38,765)	13,986,334
Deferred tax assets	—	—	—	—	8,266	8,266	—	8,266
Investments accounted through equity method
Associates	—	48,921	—	—	110,046	158,967	—	158,967
Joint Ventures	—	—	189,568	—	20,237	209,805	—	209,805
Segment liabilities	325,598	184,721	489,022	16,100	5,862,266	6,877,707	—	6,877,707
Segment liabilities (excluding deferred tax liabilities)	325,598	184,721	489,022	16,100	4,376,902	5,392,343	—	5,392,343
Deferred tax liabilities	—	—	—	—	1,485,364	1,485,364	—	1,485,364

Geographical information on non-current assets
Chile	2,537,947	3,221,911	666,234	22,220	187,639	6,635,951	(4,635)	6,631,316
Foreign countries	1,700,240	1,648,557	1,191,895	21,571	30,658	4,592,921	—	4,592,921
Non-current assets, Total	4,238,187	4,870,468	1,858,129	43,791	218,297	11,228,872	(4,635)	11,224,237

Year ended December 31, 2016	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from external customers	2,146,079	96,488	2,494,750	24,068	—	4,761,385	—	4,761,385
Revenues from transactions with other reportable segments	41,586	1,105,220	6,938	34,085	—	1,187,829	(1,187,829)	—

Finance income	—	—	—	—	29,701	29,701	—	29,701
Finance costs	—	—	—	—	(258,467)	(258,467)	—	(258,467)
Net finance costs	—	—	—	—	(228,766)	(228,766)	—	(228,766)

Depreciation and amortizations	240,699	19,996	139,844	2,529	6,319	409,387	—	409,387
Sum of significant income accounts	212	227,776	269	—	—	228,257	—	228,257
Sum of significant expense accounts	—	15,193	12,565	—	—	27,758	—	27,758

Profit (loss) of each reportable segment	308,536	98,955	165,887	(2,559)	(353,242)	217,577	—	217,577

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	—	—	—	—	16,348	16,348	—	16,348
Joint ventures	—	—	5,475	—	2,116	7,591	—	7,591

Income tax expense	—	—	—	—	(45,647)	(45,647)	—	(45,647)
Geographical information on revenues
Revenue – Chilean entities	1,521,453	52,161	1,275,937	885	—	2,850,436	—	2,850,436
Revenue – Foreign entities	624,626	44,327	1,218,813	23,183	—	1,910,949	—	1,910,949
Total Ordinary Income	2,146,079	96,488	2,494,750	24,068	—	4,761,385	—	4,761,385

Year ended December 31, 2016	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets
Acquisition of property, plant and equipment and biological assets	205,205	182,743	118,408	1,479	3,883	511,718	—	511,718
Acquisition and contribution of investments in associates and joint venture	—	—	153,135	—	—	153,135	—	153,135

Year ended December 31, 2016	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	5,077,300	5,492,364	2,515,092	30,970	932,059	14,047,785	(41,604)	14,006,181
Segments assets (excluding deferred tax assets)	5,077,300	5,492,364	2,515,092	30,970	925,962	14,041,688	(41,604)	14,000,084
Deferred tax assets	—	—	—	—	6,097	6,097	—	6,097
Investments accounted through equity method
Associates	—	160,490	—	—	105,285	265,775	—	265,775
Joint Ventures	—	—	161,703	—	19,070	180,773	—	180,773
Segment liabilities	277,474	161,091	311,667	11,836	6,244,830	7,006,898	—	7,006,898
Segment liabilities (excluding deferred tax liabilities)	277,474	161,091	311,667	11,836	4,613,765	5,375,833	—	5,375,833
Deferred tax liabilities	—	—	—	—	1,631,065	1,631,065	—	1,631,065

Geographical information on non-current assets
Chile	2,572,702	3,509,727	721,418	27	135,808	6,939,682	(3,575)	6,936,107
Foreign countries	1,740,559	1,525,190	1,016,633	23,040	42,292	4,347,714	—	4,347,714
Non-current assets, Total	4,313,261	5,034,917	1,738,051	23,067	178,100	11,287,396	(3,575)	11,283,821

Year ended December 31, 2015	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from external customers	2,363,973	116,368	2,633,211	33,188	—	5,146,740	—	5,146,740
Revenues from transactions with other reportable segments	43,414	491,703	10,673	32,543	—	578,333	(578,333)	—

Finance income	—	—	—	—	50,284	50,284	—	50,284
Finance costs	—	—	—	—	(262,962)	(262,962)	—	(262,962)
Net finance costs	—	—	—	—	(212,678)	(212,678)	—	(212,678)

Depreciation and amortizations	231,916	18,211	139,446	3,913	6,659	400,145	—	400,145
Sum of significant income accounts	31	220,907	4,823	—	—	225,761	—	225,761
Sum of significant expense accounts	585	35,610	3,383	35	—	39,613	—	39,613

Profit (loss) of each reportable segment	455,190	137,829	264,473	1,815	(491,596)	367,711	—	367,711

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	—	—	—	—	5,572	5,572	—	5,572
Joint ventures	—	—	(470)	—	1,646	1,176	—	1,176

Income tax expense	—	—	—	—	(129,694)	(129,694)	—	(129,694)

Geographical information on revenues
Revenue – Chilean entities	1,680,804	68,986	1,323,886	597	—	3,074,273	—	3,074,273
Revenue – Foreign entities	683,169	47,382	1,309,325	32,591	—	2,072,467	—	2,072,467
Total Ordinary Income	2,363,973	116,368	2,633,211	33,188	—	5,146,740	—	5,146,740

Year ended December 31, 2015	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets
Acquisition of property, plant and equipment and biological assets	199,094	155,872	94,191	1,754	7,001	457,912	—	457,912
Acquisition and contribution of investments in associates and joint venture	—	814	—	—	—	814	—	814

Year ended December 31, 2015	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	5,172,095	5,471,322	2,374,134	31,679	669,703	13,718,933	(48,542)	13,670,391
Segments assets (excluding deferred tax assets)	5,172,095	5,471,322	2,374,134	31,679	665,968	13,715,198	(48,542)	13,666,656
Deferred tax assets	—	—	—	—	3,735	3,735	—	3,735
Investments accounted through equity method
Associates	—	121,359	—	—	119,781	241,140	—	241,140
Joint Ventures	—	—	3,573	—	20,099	23,672	—	23,672
Segment liabilities	318,880	147,432	269,963	11,526	6,276,145	7,023,946	—	7,023,946
Segment liabilities (excluding deferred tax liabilities)	318,880	147,432	269,963	11,526	4,657,133	5,404,934	—	5,404,934
Deferred tax liabilities	—	—	—	—	1,619,012	1,619,012	—	1,619,012

Geographical information on non-current assets
Chile	2,565,307	3,536,372	758,936	30	128,185	6,988,830	(2,955)	6,985,875
Foreign countries	1,782,286	1,313,685	735,924	23,406	142,803	3,998,104	—	3,998,104
Non-current assets, Total	4,347,593	4,850,057	1,494,860	23,436	270,988	10,986,934	(2,955)	10,983,979

Information required by geographic area:

	Geographical area
2017	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues at 12-31-2017	3,103,568	494,479	395,416	801,092	443,786	5,238,341
Non-current Assets at 12-31-2017 other than deferred tax	6,624,381	956,511	1,274,536	575,231	1,785,312	11,215,971

	Geographical area
2016	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues at 12-31-2016	2,850,436	414,084	350,352	801,821	344,692	4,761,385
Non-current Assets at 12-31-2016 other than deferred tax	6,931,755	960,596	1,186,538	397,924	1,800,911	11,277,724

	Geographical area
2015	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues at 12-31-2015	3,074,273	546,409	358,562	809,293	358,203	5,146,740
Non-current Assets at 12-31-2015 other than deferred tax	6,986,236	978,285	837,886	364,889	1,812,948	10,980,244

NOTE 25.	OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

Current non-financial assets	12-31-2017 ThU.S.$	12-31-2016 ThU.S.$
Roads to amortize current	43,301	41,812
Prepayment to amortize (insurance + others)	21,257	23,086
Recoverable taxes (Relating to purchases)	60,823	71,357
Other current non-financial assets	4,456	8,660
Total	129,837	144,915

Non-current non-financial assets	12-31-2017 ThU.S.$	12-31-2016 ThU.S.$
Roads to amortize, non-current	112,937	121,894
Guarantee values	2,893	3,302
Recoverable taxes	1,835	1,493
Other non-current non-financial assets	3,856	3,630
Total	121,521	130,319

Current non-financial liabilities	12-31-2017 ThU.S.$	12-31-2016 ThU.S.$
Provision of minimum dividend (1)	116,123	60,312
ICMS tax payable	12,593	14,856
Other tax payable	23,040	16,202
Other Current non-financial liablities	2,194	7,793
Total	153,950	99,163

(1)	Provision includes a minimum dividend of subsidiary minority.

Non-current non-financial liabilities	12-31-2017 ThU.S.$	12-31-2016 ThU.S.$
ICMS tax payable	110,532	58,606
Other non-current non-financial liablities	1,808	2,027
Total	112,340	60,633

NOTE 26.	DISTRIBUTABLE NET PROFIT AND EARNINGS PER SHARE

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

The following table details the adjustments made for the determination of distributable net profit as December 31, 2017, 2016 and 2015 in order to determine the provision of 40% of the distributable net profit for each year:

Distributable Net Profit ThU.S.$
Net profit attributable to owners of parent at 12-31-2017	269,724
Adjustments:
Biological Assets
Unrealized gains/losses	(82,782)
Realized gains/losses	303,668
Deferred income taxes	(54,944)
Total adjustments	165,942
Distributable Net Profit at 12-31-2017	435,666

Distributable Net Profit ThU.S.$
Net profit attributable to owners of parent at 12-31-2016	213,801
Adjustments:
Biological Assets
Unrealized gains/losses	(204,671)
Realized gains/losses	210,223
Deferred income taxes	2,089
Total adjustments	7,641
Distributable Net Profit at 12-31-2016	221,442

Distributable Net Profit ThU.S.$
Net profit attributable to owners of parent at 12-31-2015	362,689
Adjustments:
Biological Assets
Unrealized gains/losses	(205,527)
Realized gains/losses	203,730
Deferred income taxes	(3,889)
Total adjustments	(5,686)
Distributable Net Profit at 12-31-2015	357,003

The Company expects to maintain its policy of distributing 40% of its net distributable profit as dividends for all future fiscal years, but will also consider the alternative of distributing a provisional dividend at year end.

As of December 31, 2017, in the Statements of Financial Position, under the line item Other current non-financial liabilities ThU.S.$113,773 correspond to a provision for the minimum dividend for the 2017 period, corresponding to the Parent Company, after discounting the provisional dividend distribution of ThU.S.$60,494, paid to the shareholders in December 2017.

Basic and diluted earnings per share

Basic and diluted earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

	January-December
	2017	2016	2015
	ThU.S.$	ThU.S.$	ThU.S.$
Profit or loss attributable to ordinary equity holder of parent	269,724	213,801	362,689
Weighted average of number of shares	113,159,655	113,159,655	113,159,655
Basic and diluted earnings per share (in U.S.$ per share)	2,3836	1,8894	3,2051

NOTE 27.	SUBSEQUENT EVENTS

The authorization for the issuance and publication of these consolidated financial statements for the period ended December 31, 2017 was approved by the Board of Directors of Arauco on April 20, 2018.

Subsequent to December 31, 2017 and until the date of issuance of these consolidated financial statements, there have been no events, other than those discussed above, that could materially affect the presentation of these financial statements.