Form 20-F
period 2018-12-31
ARAUCO & CONSTITUTION PULP INC
filed 2019-04-18
CIK 1004156

As filed with the Securities and Exchange Commission on April 17, 2019

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR

15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

E-mail: gianfranco.truffello@arauco.com

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this Chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). N/A

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

CERTAIN TERMS AND CONVENTIONS

Celulosa Arauco y Constitución S.A. is a sociedad anónima (corporation) organized under the laws of the Republic of Chile, and subject to certain rules applicable to sociedades anónimas abiertas (Chilean public corporations). Except where otherwise specified or the context otherwise requires, when we refer to the “Company,” “Arauco” or “we,” in this annual report, we mean Celulosa Arauco y Constitución S.A. and its consolidated subsidiaries. When we refer to “Chile,” we mean the Republic of Chile; when we refer to “Argentina,” we mean the Argentine Republic; when we refer to “Brazil,” we mean the Federative Republic of Brazil; when we refer to “the U.S.,” “U.S.A.,” or “the United States,” we mean the United States of America; when we refer to “Uruguay,” we mean the Oriental Republic of Uruguay; and when we refer to “Mexico,” we mean the United Mexican States. All references to “tonnes” are to metric tons (1,000 kilograms), which equal 2,204.7 pounds. One “hectare” equals 10,000 square meters or 2.471 acres. Discrepancies in any table between totals and the sums of the amounts listed may be due to rounding.

Unless otherwise specified, all references to “$,” “U.S.$,” “U.S. dollars” or “dollars” are to United States dollars; references to “Chilean pesos” or “Ch$” are to Chilean pesos; references to “Argentine pesos” or “AR$” are to Argentine pesos; references to “Brazilian reais” “Brazilian reals” or “R$” are to Brazilian reais; references to “€” or “euro” are to the euro, the single European currency established pursuant to the European Economic and Monetary Union; and references to “UF” are to Unidades de Fomento. The UF is a unit of account that is linked to, and adjusted daily to reflect changes in, the Chilean consumer price index reported by the Instituto Nacional de Estadísticas (Chilean National Institute of Statistics). As of December 31, 2018, one UF equaled U.S.$39.68 and Ch$27,565.79.

Regarding our pulp business, references to “hardwood” kraft pulp are to pulp made from eucalyptus or short fiber, and references to “softwood” kraft pulp are to pulp made from pine or long fiber.

PRESENTATION OF FINANCIAL AND OTHER DATA

This report includes the audited consolidated statement of financial position of Arauco and our subsidiaries as of December 31, 2018 and 2017 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years for the period ended December 31, 2018 (collectively, the “audited consolidated financial statements” or “financial statements”). In addition, this report includes selected financial information as of and for the periods ended December 31, 2014, 2015, 2016, 2017 and 2018.

We make statements in this report about the pulp market partly on the basis of information from third-party sources. This information is principally sourced from reports published by Hawkins Wrights Ltd. and Resource Information Systems Inc., which are specialized consultants in the pulp market.

For your convenience, this annual report contains certain translations of Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, the U.S. dollar equivalent for information in Chilean pesos is based on the observed exchange rate reported by Banco Central de Chile, which we refer to as the “Central Bank of Chile” or the “Central Bank.” The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. On December 31, 2018, the observed exchange rate for Chilean pesos, as published in the Diario Oficial de la República de Chile (Official Gazette) on January 2, 2019, was Ch$694.77 to U.S.$1.00, and on April 12, 2019, the observed exchange rate was Ch$660.67 to U.S.$1.00. See “Item 3. Key Information—Exchange Rates.” You should not construe these translations as representations that the Chilean peso amounts actually represent such dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. Unless otherwise specified, references to the devaluation or the appreciation of the Chilean peso against the U.S. dollar are in nominal terms (without adjusting for inflation) based on the observed exchange rates published by the Central Bank of Chile for the relevant period.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial information as of December 31, 2014, 2015, 2016, 2017 and 2018 and for each of the five years then ended is derived from, should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements which have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

	As of and for the year ended December 31,
	2018	2017	2016	2015	2014
	(in thousands of U.S. dollars, except ratios and share data)
INCOME STATEMENT DATA
Revenue	5,954,833	5,238,341	4,761,385	5,146,740	5,342,643
Cost of sales	(3,722,749)	(3,574,532)	(3,498,905)	(3,511,425)	(3,654,146)
Gross profit	2,232,084	1,663,809	1,262,480	1,635,315	1,688,497
Other income	124,304	111,513	257,863	273,026	368,924
Distribution costs	(556,805)	(523,300)	(496,473)	(528,470)	(556,837)
Administrative expenses	(561,284)	(521,294)	(474,469)	(551,977)	(550,809)
Other expenses	(95,880)	(240,165)	(77,415)	(83,388)	(138,769)
Other income (loss)	14,213	0	0	0	0
Finance income	20,895	19,640	29,701	50,284	30,772
Finance costs	(214,779)	(287,958)	(258,467)	(262,962)	(246,473)
Share of profit (loss) of associates and joint ventures accounted for using equity method	17,246	17,017	23,939	6,748	7,481
Exchange rate differences	(26,470)	98	(3,935)	(41,171)	(9,961)
Income before income tax	953,524	239,360	263,224	497,405	592,825
Income tax	(226,765)	30,992	(45,647)	(129,694)	(448,652)

Net income	726,759	270,352	217,577	367,711	144,173
BALANCE SHEET DATA
Current assets	3,441,160	2,770,363	2,722,360	2,686,412	3,140,715
Property, plant and equipment	7,174,693	7,034,299	6,919,495	6,896,396	7,119,583
Biological assets(1)	3,652,263	3,766,942	3,898,991	3,826,597	3,846,353
Total assets	14,593,748	13,994,600	14,006,181	13,670,391	14,593,214
Total current liabilities	1,579,764	1,399,394	1,346,064	1,034,251	1,547,086
Total non-current liabilities	5,675,013	5,478,313	5,660,834	5,989,695	6,231,392
Issued capital	353,618	353,618	353,618	353,618	353,618
Total equity	7,338,971	7,116,893	6,999,283	6,646,445	6,814,736
CASH FLOW DATA
Net cash flow from operating activities	1,280,921	1,072,425	773,584	853,650	985,175
Net cash flow from investing activities	(893,982)	(633,348)	(640,212)	(477,780)	(655,158)
Net cash flow from financing activities	129,871	(439,101)	(38,484)	(812,176)	(7,885)

Net (decrease) increase in cash and equivalents before effect of exchange rate changes	516,810	(24)	94,888	(436,306)	322,132
OTHER FINANCIAL DATA
Capital expenditures(2)	937,934	844,082	556,633	564,795	604,155
Depreciation and amortization	407,422	421,551	409,387	400,145	353,434
Fair value cost of timber harvested(3)	319,448	334,100	340,199	306,673	353,273
EBIT(3)	1,147,408	507,678	491,990	710,083	808,526
Adjusted EBITDA(3)	1,850,537	1,353,159	1,067,121	1,290,486	1,280,481
Adjusted EBITDA(3)/finance costs	8.62	4.70	4.13	4.91	5.20
Adjusted EBITDA(3)/revenue	31.1%	25.8%	22.4%	25.1%	24.0%
Average debt(4)/Adjusted EBITDA(3)	2.37	3.23	4.12	3.64	3.95
Total debt(5)	4,510,276	4,273,518	4,481,003	4,305,435	5,078,430
Total debt(5)/capitalization(6)	38.1%	37.5%	39.0%	39.3%	42.7%
Total debt(5)/equity attributable to parent company	61.8%	60.4%	64.4%	65.1%	75.0%
Working capital(7)	1,861,396	1,370,969	1,376,296	1,652,161	1,593,629
Number of shares	113,159,655	113,159,655	113,159,655	113,159,655	113,159,655
Net income per share (U.S.$ per share)	6.4	2.4	1.9	3.2	1.2
Dividends paid	257,421	121,586	130,624	143,003	141,089
Dividends per share (U.S.$ per share)	2.27	1.07	1.15	1.26	1.25

(1)	Biological assets refer to our forests and long-standing trees (current and non-current).
(2)	Includes capital expenditures in respect of property, plant and equipment and biological assets accrued for the period. Excludes acquisitions of companies.
(3)	We calculate EBIT as “net income” before “finance costs,” “finance income” and “income tax.” We calculate EBITDA as EBIT, plus “depreciation and amortization.”

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

The following table presents, for the periods indicated, the reconciliation of EBIT, EBITDA and Adjusted EBITDA to net income.

	As of and for the year ended December 31,
	2018	2017	2016	2015	2014
	(in thousands of U.S. dollars)
Net income	726,759	270,352	217,577	367,711	144,173
(+) Finance costs	214,779	287,958	258,467	262,962	246,473
(-) Finance income	(20,895)	(19,640)	(29,701)	(50,284)	(30,772)
(+) Income Tax	226,765	(30,992)	45,647	129,694	448,652
EBIT	1,147,408	507,678	491,990	710,083	808,526
(+) Depreciation and amortization(*)	407,422	421,551	409,387	400,145	353,434
EBITDA	1,554,830	929,229	901,377	1,110,228	1,161,960
(+) Fair value cost of timber harvested	319,448	334,100	340,199	306,673	353,273
(-) Gain from changes in fair value of biological assets	(84,476)	(83,031)	(208,562)	(210,479)	(284,497)
(+) Exchange rate differences	26,470	(98)	3,935	41,171	9,961
(+) Others(**)	34,265	172,959	30,172	42,893	39,784

Adjusted EBITDA	1,850,537	1,353,159	1,067,121	1,290,486	1,280,481

(*)	See Note 7 and Note 19 of our audited consolidated financial statements for more detail on depreciation and amortization.
(**)

“Others” includes other non-cash expenses or gains, mainly associated with charges for forestry losses due to fires and impairment for fixed assets and others. The increased in “Others” for 2017 is mainly due to provision for forestry losses that accounted U.S.$138 million due to wildfires that affected our forests at the beginning of 2017.

(4)	Average debt is calculated as the average of total debt between the beginning and the end of the applicable year.
(5)	Total debt is calculated as the sum of other current financial liabilities and other non-current financial liabilities, minus hedging instruments.
(6)	Capitalization is calculated as total debt, including accrued interest, plus total equity.
(7)	Working capital is calculated by subtracting current liabilities from current assets.

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

	Daily Observed Exchange Rate
Year Ended December 31,	High	Low	Average(1)	Period-End
	Ch$ per U.S.$
2014	621.41	527.53	570.34	606.75
2015	715.66	597.10	654.66	710.16
2016	730.31	645.22	676.67	669.47
2017	679.05	614.75	649.12	614.75
2018	698.56	588.28	640.62	694.77
Months (2018-2019)
October	698.56	656.25	678.57	698.56
November	688.76	667.46	676.24	671.09
December	695.69	666.49	683.23	694.77
January	697.64	666.76	675.38	657.81
February	665.90	649.22	656.00	651.79
March	683.73	656.57	668.95	678.53
April (through April 12)	672.56	660.67	665.46	660.67

Source: Central Bank of Chile

(1)	For each year, the average of the month-end exchange rates for the relevant year. For each month, the average daily exchange rate for the relevant month.

On April 12, 2019, the observed exchange rate, as published in the Official Gazette on April 15, 2019, was Ch$660.67 to U.S.$1.00.

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

Risks Relating to the Company

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

During the period from January 1, 2014 to December 31, 2018, the average price for Norscan bleached softwood kraft market pulp (pulp produced in North American, Nordic and Central European countries and sold to manufacturers of paper products delivered in Northern Europe, or “NBSK”), which is the benchmark for bleached softwood pulp, ranged from a low of U.S.$789.20 per tonne in April 2016 to a high of U.S.$1,230 per tonne in October and November 2018. Throughout 2014, NBSK prices maintained a steady upward trend, reaching U.S.$932.15 per tonne in mid-January 2015, mainly driven by increased demand from China. Throughout 2015 and during the first half of 2016, NBSK prices followed a downward trend, decreasing to U.S.$789.2 per tonne at the end of April 2016, as China began to change its economic structure from export-driven growth to domestic-demand-driven growth. In addition, the price gap between softwood and hardwood fibers increased, creating incentives for pulp customers to switch from softwood to hardwood, and adding downward pressure to prices. For the remainder of 2016, prices slightly recovered and finally stabilized, ending the year at U.S.$808.83 per tonne. Throughout 2017, NBSK prices had a positive trend, ending the year at U.S.$999.63. Such upward trend continued through October and November 2018 when prices reached U.S.$1,230, followed by a slight decrease in December 2018, ending the year at U.S.$1,200.02. The 2017 and 2018 rise in prices was mainly driven by an increase of demand in China and stable capacity levels.

During the period from January 1, 2014 through December 31, 2018, prices of bleached hardwood kraft pulp (pulp made from eucalyptus or birch which is sold in Europe and is the benchmark for Bleached Eucalyptus Kraft Pulp, or “BEKP”) ranged from a low of U.S.$651.46 per tonne in January 2017 to a high of U.S.$1,050.01 per tonne in May 2018. In 2014, two new short fiber pulp mills entered the market with a combined annual production capacity of 2.8 million tonnes. The additional supply caused BEKP prices to decline during the first nine months of 2014, reaching a price of U.S.$724.27 per tonne in September 2014. Thereafter, BEKP began an upward trend, reaching U.S.$811.17 per tonne in November 2015, following increased demand, particularly from China, which was able to absorb the increased supply. However, the expectation of additional supply during 2016 and especially in 2017 continued to place downward pressure on prices, which reached their lowest level in January 2017, at U.S.$651.46 per tonne. A new pulp mill located in Indonesia began its ramp-up in November 2016, initially with an annual capacity of estimated at 2.8 million tonnes. As the ramp-up of new capacity was delayed, pulp prices started to rise at the beginning of 2017, which was also supported by stronger than expected demand from China. Throughout 2017, prices continued to rise as the expected output of the mill located in Indonesia was revised to 1.7 million tonnes for the next three to four years and the lower capacity of other mills due to operational problems, leading to further increases in prices, reaching U.S.$979.31 per tonne at the end of 2017. The increase in prices continued through May 2018 when prices reached a peak at U.S.$1,050.01. During the rest of the year, prices stabilized with a slight decrease towards the end of 2018, ending the year at U.S.$1,025.73. The increase in prices through May 2018 was mainly due to sustained demand and stable capacity levels. The decrease in demand registered by the end of 2018 was mainly explained by the trade tensions between China and the United States.

Although wood products markets improved until mid-year 2015, new competition from countries with depreciated currencies increased supply to our traditional markets, such as North America, which caused average prices to decrease. Markets recovered during 2016, although Latin American exports continued to affect prices in countries such as the United States. The North American market showed an improvement in the construction sector, which provided steady demand. During 2017, the construction sector continued to improve, and average prices for wood products increased during certain months of the year. During the first half of 2018, Latin American countries (including Mexico) showed stable demand levels for wood products. Towards the end of 2018, the uncertainty surrounding the trade tensions between China and the United States affected demand. The construction sector in the United States experienced a slight increase compared to 2017, which was sustained throughout 2018. Average prices remained stable in 2018 compared to 2017, showing variations depending on the product.

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

We experience substantial worldwide competition in each of our geographical markets and in each of our product lines. Several of our competitors are larger than we are and have greater financial and other resources, which, among other things, may enhance their ability to support strategic expenditures directed to increase their market share. Our market share may be adversely affected if we are unable to successfully continue to expand our production capacity at the same pace as our competitors.

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

The global economy, and in particular global industrial production, is the primary driver of demand for pulp, paper and wood products. Our wood products segment, which is highly dependent on the strength of the home-building industry, has experienced decreases in its prices and demand for its products from time to time.

A decrease in the level of activity in either the domestic or the international markets within which we operate could adversely affect the demand and the price of our products and thus our cash flows and operational and financial results.

The devaluation of the Chinese Yuan during the third quarter of 2015 increased volatility in the markets and resulted in a decline in global demand for commodities. Also in 2015, the currencies of several countries depreciated, such as the Canadian dollar, the Euro, the Chilean peso, the Brazilian real and the Argentine peso, resulting in increased competition in exports, which in turn negatively impacted the average price of our wood products. A similar trend continued throughout 2016, although certain of these currencies recovered compared to the previous year. During 2017, certain currencies continued to recover such as the Canadian dollar, the Brazilian real, the Euro and the Chilean peso. The Argentine peso depreciated throughout the year. Similar to what happened in 2015, throughout 2018 the currencies of several countries depreciated, including the Brazilian real, the Chilean peso, the Canadian dollar, and the Argentine peso (which depreciated the most).

Export sales to Asia accounted for 40.1% of our revenues in 2018 compared to 36.2% in 2017 and 32.6% in 2016, and export sales to North America accounted for 11.2% of our revenues in 2018 compared to 12.8% in 2017 and 13.2% in 2016.

Our business, financial condition, results of operations and cash flows could be materially and adversely affected if the economic conditions in Asia, Europe, the United States and elsewhere deteriorate, and if we are unable to reallocate our wood products and other products to other markets on equally beneficial terms, which could require us to recognize additional impairment charges.

We depend on free international trade as well as economic and other conditions in our principal export markets.

In 2018, export sales, defined as sales out of the country where our goods were produced, accounted for 67.8% of our total revenues. During this period, 59.1% of our export sales were to customers in Asia and Oceania, 16.4% to customers in North America, 11.9% to customers in Europe, 7.2% to customers in Central and South America and 5.4% to customers in other countries. As a result, our results of operations and cash flows depend, to a significant degree, on economic, political and regulatory conditions in our principal export markets. Our ability to compete effectively in our export markets could be materially and adversely affected by a number of factors beyond our control, including deterioration in macroeconomic conditions, exchange rate volatility, government subsidies and the imposition of increased tariffs or other trade barriers. If our ability to sell our products competitively in one or more of our principal export markets were impaired by any of these developments, it might be difficult to reallocate our products to other markets on equally favorable terms and our business, financial condition, results of operations and cash flows might be adversely affected.

We are located in a seismic area that exposes our properties in Chile to the risk of earthquakes and tsunamis, and we experienced significant business disruption and losses as a result of the February 27, 2010 earthquake.

Our properties in Chile are located in a seismic area that exposes our facilities, plants, equipment and inventories to the risk of earthquakes and even subsequent tsunamis in some areas. A significant earthquake or other catastrophic event could severely affect our ability to meet our production targets or satisfy customer demand and could require us to make unplanned capital expenditures, resulting in lower sales and having a material adverse effect on our financial results.

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

The suspension of our operations in Chile resulted in significant asset impairment charges due to earthquake-related damage to property and inventories as well as a significant decrease in our sales volumes due to plant closures, which had an adverse effect on our results of operations and cash flows. Our insurance policies provided coverage up to an aggregate amount of U.S.$650 million for damages to our property, plant, equipment and inventories, with a deductible of U.S.$1 million for property damage, and for losses due to business interruption caused by such damage after the first 15 days of business interruption. On November 15, 2011, we and the insurers accepted the final report of the insurance adjusters. In accordance with such final report, we received a total recovery payment of U.S.$532.0 million.

We cannot assure you that we will not experience other suspensions or interruptions or unexpected damage to our property as a result of other earthquakes, aftershocks, tsunamis, any related repair and maintenance or other consequences associated with such events, or that our insurance coverage will be sufficient, any of which could have a material adverse effect on our revenue, results of operations and financial condition.

The costs to comply with, and to address liabilities arising under, environmental laws and regulations could adversely affect our business, financial condition, results of operations and cash flows.

In each country where we have operations, we are subject to a wide range of national and local environmental laws and regulations concerning, among other matters, the preparation of environmental impact assessments for our projects, the protection of the environment and human health, the generation, storage, handling and disposal of waste, the discharge of pollutants and the remediation of contamination. As a forest products manufacturer, we generate air and water emissions and solid and hazardous wastes. These emissions and our waste disposal are subject to limits and controls prescribed by law or by our operating permits, and we may be required to install or upgrade our pollution control equipment in order to meet these legal requirements. We have made, and expect to continue to make, expenditures to maintain compliance with environmental laws. Notwithstanding our policy to strictly comply with all requirements established by applicable environmental laws, any failure to comply with such environmental laws may result in civil, administrative or criminal fines or sanctions, claims for environmental damages, remediation obligations, the revocation of environmental authorizations or the temporary or permanent closure of facilities. Environmental regulations in Chile and other countries in which we operate have become increasingly stringent in recent years (for example, in connection with the approval and development of new projects), and this trend is likely to continue. Future changes in environmental laws, or in the application, interpretation or enforcement of those laws, including new or stricter requirements related to harvesting activities, air and water emissions and/or climate change regulations, could result in substantially increased capital, operating or compliance costs, impose conditions that restrict or limit our operations or otherwise adversely affect our business, financial condition, results of operations and cash flows. These changes could also limit the availability of our funds for other purposes, which could adversely affect our business, financial condition, results of operations and cash flows.

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

In December 2017, the government restarted the rulemaking process and published a new draft SWQSVR for public comments. The draft proposes to regulate using practically the same parameters and limits included in the previous Norm declared void by the Supreme Court. In our opinion, the draft presents flaws similar to those detected in the previous rulemaking process, among others, the lack of identification and consideration of its actual economic and social costs and that most of its parameters and limits are not technically or environmentally reasonable. The public comment process finished in March 2018 and several comments from the public and different stakeholders were submitted, including various technical, economical and legal reports from third parties. According to applicable regulations, the government shall analyze and weigh the comments to prepare a final draft, prior to submitting for consideration by the Sustainability Ministers’ Committee (Consejo de Ministros para la Sustentabilidad) and the President of the Republic. Once the new norm enters into force, we cannot exclude that the authority may declare that the Valdivia River Basin is contaminated and thus initiate an administrative proceeding to impose a decontamination plan, which may include new limits on discharges of wastewater applicable to the Valdivia Mill.

In the United States, our Moncure mill was subject to an administrative proceeding by the North Carolina Department of Environment and Natural Resources. We negotiated a settlement (Special Order by Consent) in 2015 with the Environmental Management Commission (an agency of the state of North Carolina), which included a monetary fine and an agreement to replace certain emissions control equipment. Arauco is pursuing an additional agreement with the state of North Carolina to obtain additional time for modifications and acclimation of abatement equipment installed under such 2015 Special Order by Consent.

In 2016, the Moncure mill was subject to an administrative proceeding for alleged infringements by the North Carolina Department of Environmental Quality (NCDEQ), which has terminated, as corrective actions have been executed, including ongoing training, the installation of alarms/interlocks and the installation of certain control devices.

Our Eugene, Oregon mill was subject to an administrative proceeding by the Lane Regional Air Protection Agency. We negotiated a settlement that included monetary fines and an agreement to implement improvements to certain emissions control equipment and processes. The mill will be assessed a civil penalty and this should close the matter unless the mill fails to meet emission standards in future compliance testing. Additional proceedings, enforcement actions or claims related to compliance with environmental requirements or alleged environmental damages may also be brought against us in the future.

Any such proceedings or claims may have an adverse effect on our business, financial condition, results of operations and cash flows. See “Item 3. Key Information—Risk Factors—Risks Relating to the Company—Environmental concerns led to the temporary suspension of our operations at the Valdivia Mill in 2005, which adversely affected, and in the future may continue to adversely affect, our business, financial condition, results of operations and cash flows.”

Environmental concerns led to the temporary suspension of our operations at the Valdivia Mill in 2005, which adversely affected, and in the future may continue to adversely affect, our business, financial condition, results of operations and cash flows.

Our operations at the Valdivia Mill have been subject to environmental scrutiny by Chilean environmental regulators and the Chilean public since the mill began its operations in 2004. A variety of concerns and claims have been raised regarding the mill’s potential environmental impacts in the area. Primarily, it has been alleged that the mill’s operations impacted the habitat of the nearby Carlos Anwandter Nature Sanctuary and contributed to the migration and death of black-neck swans living in the area. In connection with an environmental administrative proceeding, environmental regulators required us to temporarily suspend operations at the Valdivia Mill for approximately one month in January 2005.

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

In April 2005, the Consejo de Defensa del Estado (National Defense Council), the Chilean national agency that institutes legal proceedings on behalf of the Chilean government, instituted a civil lawsuit seeking reparations, damages and indemnification from us for environmental harm to the Carlos Anwandter Nature Sanctuary allegedly caused by effluent discharges from our Valdivia Mill. On July 27, 2013, a civil court of Valdivia ruled that the alleged environmental events were mainly caused by the Valdivia Mill. We decided not to appeal this ruling, in order to create the conditions to shortly begin an effective implementation of measures in such Nature Sanctuary, without delay of further legal action. In April 2014, we agreed with and paid to the National Defense Council an indemnification amount of approximately U.S.$5,000,000. This indemnification was in addition to another payment of U.S.$5,000,000, used for social programs for the benefit of the community of Valdivia. There were four additional measures ordered by the ruling (although not included in the agreement with the National Defense Council), which were discussed by the members of the Consejo Científico Social (Social Council), which includes representatives of Arauco, the National Defense Council, academic institutions, NGOs and public authorities. These measures were: (i) conducting a study, within one year, undertaken by an interdisciplinary committee of experts, about the status of the wetland (which has been completed); (ii) creating an artificial sentinel wetland for representative species, upriver from the discharge of effluents (which has been constructed); (iii) implementing a monitoring program of environmental impact, within a five-year period; and (iv) creating a new research center focused on wetlands (Centro de Investigación de Humedales). The National Defense Council and Arauco agreed upon the manner in which these measures have been implemented.

Since the end of 2004, we have been subject to various criminal proceedings relating to alleged violations of several environmental laws in Chile, some of which have been either terminated or abandoned by the prosecutor (decisión de no perseverar) as of the date of this annual report. However, in connection with the death of fish in the Cruces River in January 2014 close to the Valdivia Mill’s effluent discharge, in January 2019, the public prosecutor’s local office (in Mariquina) filed charges (“formalización de la investigación”) against five individuals, four of them currently working for the Company. This process will be under investigation for six months, which period could be extended for up to two years. Also in January 2019, the National Defense Council instituted a civil lawsuit seeking reparations from us for environmental harm allegedly caused by our Valdivia Mill in connection with the death of fish in the Cruces River in January 2014. The National Defense Council did not determine the damages in this lawsuit, which could be sought by the National Defense Council in a separate proceeding before a civil court. The Company filed its defense in February 2019. The lawsuit remains under review by the court as of the date of this annual report. We cannot predict the outcome or impact of this lawsuit or when it may be resolved. If the result of such lawsuit is unfavorable to us, we may be required to conduct studies on ecosystems and biodiversity as well as to implement programs to both repopulate and monitor species under conservation. We may be required to incur in significant costs to repair any environmental harm a court determines we have caused, which could materially and adversely affect our business, financial condition, results of operations and cash flows.

The commencement of similar criminal proceedings against Arauco at any time in the future could adversely affect some of our mills. We can neither predict the likelihood that we will face such similar proceedings in the future, nor the likely outcome or impact of any such proceedings.

We are also subject to certain administrative proceedings as a result of the Cruces River event in 2014, and a pipe leakage in the Arauco Mill in February 2016, both of which are currently under investigation by the competent authorities. In addition, in 2016 the Superintendence of the Environment initiated administrative proceedings against the Valdivia, Nueva Aldea, Licancel and Constitución mills. In 2017, the Superintendence of the Environment initiated an administrative proceeding against the Arauco Mill. The first part of the proceeding against the Valdivia Mill concluded in 2017. On December 15, 2017, the Superintendence of the Environment decided that the Valdivia Mill was liable for ten out of eleven charges and imposed a fine of 7,777 UTA (approximately U.S.$6.5 million as of December 2018). We appealed this decision on April 5, 2018 before the Third Environmental Court. A final decision by the Third Environmental Court is expected to be rendered during 2019 and may be further appealed before the Supreme Court. In 2016, the Nueva Aldea and Constitución mills decided to submit compliance programs according to applicable regulations, both of which were approved by the Superintendence of the Environment. These programs require the mills to implement actions and/or make certain investments in connection with the charges made by the Superintendence. In December 2018, the Nueva Aldea mill’s compliance program was officially terminated (“declaración de ejecución satisfactoria”) by the Superintendence of the Environment. With regard to the Constitución mill’s compliance program, once the activities are completed, the proceedings will end. We expect that such proceedings will end in 2019. With regard to the Licancel Mill, the Company filed its defense in June 2016. In February 2017, the Superintendence of the Environment found the Licancel Mill liable for three out of four charges and imposed a fine of 239 UTA (approximately U.S.$205,000). This decision was appealed before the above Superintendence, which on August 7, 2017, materially reduced the fine. Arauco paid the fine and this case was closed. Finally, with regard to the proceeding against Arauco Mill, the Company filed its defense in September 2017 and, in May 2018 the Superintendence of the Environment found the Arauco mill liable for two charges and imposed a fine of 699,6 UTA (approximately U.S.$635,000). Arauco paid the fine with a 25% reduction (taking advantage of a benefit established by Chilean law) and this case has been closed.

As a result of such proceedings, we cannot assure you that our mills will be able to operate without interruption. Any such interruption, or unexpected costs to resolve such proceedings, could have a material and adverse effect on our business, financial condition, results of operations and cash flows.

Our ability to access local and international credit or capital markets may be restricted at a time when we need financing, which could have a material adverse effect on our flexibility to react to changing economic and business conditions.

As of December 31, 2018, we had approximately U.S.$4.5 billion of outstanding indebtedness. See “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition, Results of Operations and Cash Flows—Liquidity and Capital Resources—Contractual Obligations.” The economic environment prevailing at any point in time may prevent us from accessing, or restrict our access to, credit and capital markets to satisfy our financing needs, or we may not be able to refinance our existing indebtedness on terms that are favorable to us or at all. If we are unable to refinance our indebtedness as it becomes due, or if we refinance such indebtedness on terms that are not favorable to us, our business, results of operations and financial condition could be materially and adversely affected.

Material disruptions at any of our manufacturing, mills processing or remanufacturing facilities could negatively impact our financial results.

A material disruption at any of our manufacturing, processing or remanufacturing facilities could prevent us from satisfying customer demand for our products, meeting our production targets and/or require us to make unplanned capital expenditures, resulting in lower sales, which could have a negative effect on our financial results. Our Chilean facilities are located in a region known for seismic activity that exposes our facilities in Chile to the risk of earthquakes and, in some areas, to subsequent tsunamis.

In addition, our facilities (or any of our machines within an otherwise operational facility) could cease operations unexpectedly due to a number of events, including:

•	unscheduled maintenance outages;

•	prolonged power failures;

•	an equipment failure;

•	fires, floods, hurricanes or other adverse weather;

•	disruptions in the transportation infrastructure, including roads, bridges, railroad tracks, tunnels and ports;

•	a chemical spill or release;

•	explosion of a boiler;

•	the effect of a drought or reduced rainfall on its water supply;

•	labor difficulties;

•	terrorism or threats of terrorism;

•	domestic and international laws and regulations applicable to our Company and our business partners, including joint operation partners, around the world; and

•	other operating problems.

In connection with losses to our production plants, facilities and equipment caused by material disruptions, our insurance coverage may be insufficient. The incurrence of losses or other liabilities that are not covered by insurance could result in significant and unexpected additional costs. Moreover, the terms and conditions for the renewal of our insurance policies may change in the future depending upon market circumstances and the type and amount of risks insured. See “Item 4. Information on our Company—Description of Business—Insurance”.

Disease or fire could affect our forests and manufacturing processes and, in turn, adversely affect our business, financial condition, results of operations and cash flows.

Our operations are subject to various risks affecting our forests and manufacturing facilities, including disease and fire. Although to date certain pests and diseases afflicting radiata or taeda pine plantations in other parts of the world have not significantly affected the forestry industries in Chile, Argentina, Brazil or Uruguay, these pests or diseases may migrate and may significantly affect the forestry industries in Chile, Argentina, Brazil or Uruguay in the future. Similarly, forest fires are always a risk, particularly during the forestry fires season that in Chile typically extends from the last quarter of each year through the southern hemisphere summer to the end of the first quarter of the following year.

In January and February 2017, wildfires, exacerbated by high temperatures, the action of the winds, low atmospheric humidity and the complexity of combatting multiple focal points that appeared simultaneously in different places, broke out in the central and southern regions of Chile, and in respect of the Company, in the Maule and Bío Bío regions. As a consequence of such fires, the Company suffered the burning of approximately 72,500 hectares of forest plantations, which had a fair value of approximately U.S.$210 million, according to IFRS accounting rules. The affected forest plantations represented approximately 5.6% of the IFRS value of the total of the forest plantations of the Company, and approximately 1.5% of the total assets of Arauco. The affected plantations have been managed by the Company in order to minimize the damage suffered as a consequence of the fires.

The forest plantations affected by the fires had insurance coverage, with their corresponding deductibles and limits. Based on the final report of the insurance appraisers, in October 2017 our subsidiary Forestal Arauco S.A. recovered a total of U.S.$35 million, after applying the U.S.$15 million deductible.

Also in 2017, our El Cruce sawmill, which is owned by our subsidiary Maderas Arauco S.A., was destroyed by the wildfires. El Cruce sawmill had a book value of approximately U.S.$4.5 million and an annual production capacity of 115,881 cubic meters, representing approximately 4.2% of our total sawmill production capacity at the time of the event. With regard to the insurance claim, in October 2017 we recovered U.S.$50.9 thousand on account of affected inventory, and in 2018, we received approximately U.S.$1.04 million (net of the deductible) on account of property damage. In addition, during the fourth quarter of 2017, our Viñales sawmill and remanufacturing facility suffered a stoppage of seven days due to a wildfire.

During the 2017-2018 forestry fire season, wildfires were considerably less severe than in the 2016-2017 season. Nevertheless, 587 hectares of the Company’s forest plantations burned in the 2017-2018 season (which represented 0.8% of the plantations affected by fires in the 2016-2017 season). The affected forest plantations had an accounting value of approximately U.S.$2.6 million, according to IFRS accounting rules, representing approximately 0.07% of the IFRS value of the Company’s total forest plantations and approximately 0.02% of the total assets of Arauco.

During the 2018-2019 forestry fire season, approximately 1,579 hectares of our forest plantations were affected.

In connection with losses to our production plants, facilities and equipment caused by fires, our insurance coverage may be insufficient. We do not maintain insurance coverage against pests, diseases and, in certain areas, fires that could affect our planted forests. The incurrence of losses or other liabilities that are not covered by insurance could result in significant and unexpected additional costs. Moreover, the terms and conditions for the renewal of our insurance policies may change in the future depending upon market circumstances and the type and amount of risks insured. See “Item 4. Information on our Company—Description of Business—Insurance.”

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

From time to time, we carry out mergers, acquisitions and investments to expand or complement our operations. In connection with such transactions, we may be exposed to various risks, including those arising from: (i) not having accurately assessed the value, future growth potential, strengths, weaknesses and potential profitability of potential acquisition targets; (ii) difficulties in successfully integrating, operating, maintaining or managing newly-acquired operations, including personnel; (iii) unexpected costs of such transactions; or (iv) unexpected contingent or other liabilities or claims that may arise from such transactions. If any of these risks were to materialize, it could adversely affect our business, financial condition and results of operations.

Our operations could be adversely affected by labor action and contractual disputes.

Approximately 53% of our employees in Chile, 49% of our employees in Argentina, 30% of our employees in Uruguay, 9% of our employees in Brazil (although 100% are represented by the unions) and none of our employees in the United States or Canada were unionized as of December 31, 2018. In the past, certain work slowdowns, stoppages and other labor-related disruptions have adversely affected our operations.

In Chile we experienced (i) one stoppage during April 2018 (lasting nine days), (ii) three stoppages caused by employees of our third party contractors in our Horcones complex during February (lasting two days), April (lasting two days) and November (lasting five days) of 2017; (iii) seven separate occasions of blockades during 2016, which included stoppages in the Horcones complex for four days and another for one day; a three-day stoppage at the entrance of our El Colorado sawmill; three one-day stoppages in our Viñales sawmill during the months of April, August and November 2016; and a three-stoppage in our Constitución Mill during May 2016; (iv) four separate occasions of transportation contractors blocking the entrance of our Horcones complex on January 13, February 17, March 24, and September 21, 2015; (v) a one-day stoppage at the Valdivia Pulp Mill on June 12, 2014 and an eight-day stoppage between August 29 and September 5, 2014, caused by employees of third party service providers; and (vi) four separate occasions of transportation contractors blocking the entrances of our Horcones complex on February 24 and 25, September 3, October 22 and 23, and November 20, 2014. During 2015, the pulp union carried out three work stoppages and blockades; the first event occurred on May 25, lasting three days, the second on August 3, lasting three days and the last one on September 1, which lasted 14 days.

At the end of 2017, the Constitución pulp mill and the Viñales sawmill and remanufacturing facility experienced a 40-day stoppage caused by workers of certain transportation companies.

Our Argentine operations have experienced the following work stoppages in the last five years: (i) a four-day stoppage at Arauco Argentina’s pulp mill in December 2014, as a result of a strike by the pulp union; (ii) a five-day stoppage at Arauco Argentina’s mill in Misiones in January 2015, as a result of a road blockage lead by the truckers union; (iii) a 6-hour stoppage in Arauco Argentina’s mill in Zarate; and (iv) a stoppage of three days during May 2015 and August 2015, as well as a 14-day stoppage during September 2015 in Arauco Argentina’s pulp mill, Puerto Esperanza. During December 2018, we renewed the collective bargaining agreement with the chemical union that represents the employees of Petroquímica General San Martín.

Our Brazilian operations have not experienced any work stoppages for the last eight years, other than a generalized truckers strike in 2018 that affected our operations. As a consequence of this event, the Company was prevented from receiving raw materials and dispatching products, and our employees could not easily access our Brazilian mills during such time, which resulted in a stoppage of ten days. As a result, transportation costs increased 25% in average, which directly affected the cost of our final product, rising them from 3% to 5% depending on the type of product.

During 2018, our Uruguayan operations did not experience any relevant work stoppages. Also, during 2018 and 2017, we entered into a labor agreement with unions representing the employees of our pulp mill and forestry nursery in Uruguay.

On June 4, 2016, the Montes del Plata mill’s activity was suspended for five days as a result of labor unrest involving employees of our logistics contractors, who blocked the access to the mill. Montes del Plata is the name of the 50/50 joint operation between Arauco and Stora Enso in Uruguay.

During 2014, we experienced 7.5 days of work stoppages during the final phase of construction at Montes del Plata in Uruguay and the start of operations, caused by contractors and third parties. During 2015, there were 28 minor events amounting to 5.5 days of work stoppages, caused by transportation and timber logistics contractors.

During the last seven years, there have been no strikes or other material work stoppages at our U.S. and Canadian subsidiaries.

We renewed all collective-bargaining agreements that expired during 2018 in Chile. We cannot assure you that a work slowdown, or a work stoppage or strike, will not occur prior to or upon the expiration of our labor agreements, and we are unable to estimate the extent to which any such work slowdown, stoppage or strike may adversely affect our sales.

In addition, we depend to a significant extent on employees of contractors to which we outsource a wide range of services including management of certain of our plantations and transportation of raw materials and products.

In Chile, as of December 31, 2018, we had contracts with approximately 377 contractors, who employed approximately 19,153 employees. During 2018, we incorporated approximately 481 employees in the wood products business, who were previously employed by certain suppliers. Such employees work in the Horcones Complex, the Valdivia Complex, the Nueva Aldea Complex and the Arauco plywood mill. In June 2018, we also commenced an insourcing process in three forest nurseries that were previously managed by contractor companies, which involved the hiring of 715 employees directly.

In Brazil, as of December 31, 2018, we had contracts with approximately 73 contractors, who in turn employed approximately 477 employees.

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

Cybersecurity events, such as a cyberattack could adversely affect our business, financial condition and results of operations

Our business depends on information technology systems to effectively manage our production processes. Therefore, interruptions in these systems caused by employee error or attacks, external cyber-attacks, obsolescence or technical failures can deeply harm our business operations. Cybersecurity risks have generally increased in recent years as a result of the proliferation of new technologies and the increased sophistication and activities of cyberattacks. Any failure of our systems related to sensitive information could disrupt our business and result in production errors, processing inefficiencies and the loss of sales and customers, which in turn could result in decreased revenue, increased costs and excess or out-of-stock inventory levels.

Additionally, cyberattacks or internal actions, including negligence or misconduct of our employees and suppliers, may have a negative impact on our reputation, our relationship with external entities (government, regulators, partners, among others) and our strategic positioning with relation to our competitors. Any significant security breaches or disruptions in the performance of our information technology systems could have a material adverse effect on our results of operations and financial condition.

Risks Relating to Chile

Adverse changes in Chile’s political, legal, tax and economic conditions could directly impact our business and the market price of our securities.

As of December 31, 2018, 60.8% of our property, plant and equipment and forest assets were directly owned by Arauco and our Chilean subsidiaries, and in 2018, 61.8% of our revenues were attributable to our Chilean operations. Accordingly, our business, financial condition, results of operations and cash flows depend, to a considerable extent, upon economic conditions in Chile. Future changes in the Chilean economy – affecting interest rates, inflation, tax rates or charges on imports and/or exports, among others – could adversely affect our business, financial condition, results of operations and cash flows and may impair our ability to proceed with our strategic plan of business. In addition, such changes may impact the market price of our securities. The Chilean government’s actions have had and may continue to have a material effect on private sector entities. We have no control over and cannot predict how government intervention and policies will affect the Chilean economy or, directly and indirectly, our operations and revenues.

The Chilean government has exercised and continues to exercise substantial influence over many aspects of the economy.

As a way of example, on September 29, 2014, Law No. 20,780 (as amended) introduced significant changes to the Chilean taxation system and strengthened the powers of the Servicio de Impuestos Internos (Chilean IRS) to control, prevent, and counter tax evasion. The tax reform increased the income tax rates applicable to us, currently corresponding to 27%. In addition, the former SVS, through the Oficio Circular 856 dated October 17, 2014, obliged companies under its supervision not to follow IFRS with respect to the effect of the tax reform on deferred taxes in the statutory financial statements filed with the SVS. Further amendments could affect our income tax rates. We cannot predict how tax reforms will affect, directly or indirectly, our operations and financial condition and the market price of our securities.

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

The securities disclosure requirements applicable to certain foreign private issuers differ from those applicable to issuers domiciled in the United States in some important respects. Accordingly, the information about us available to you will not be the same as the information disclosed by a U.S. company required to file reports with the U.S. Securities and Exchange Commission, or “SEC.”

In addition, although Chilean law imposes restrictions on insider trading and price manipulation, applicable Chilean securities laws and regulations are different from those in the United States, and some investor protections available in the United States may not be available in the same form, or at all, in Chile.

Currency fluctuations may have a negative effect on our financial results.

The Chilean peso has been subject to depreciations and appreciations in the past and may be subject to significant fluctuations in the future. We transact a significant portion of our business in U.S. dollars, and the U.S. dollar is the currency of the primary economic environment in which we operate. A portion of our operating costs, however, is denominated in Chilean pesos. An increase in the Chilean peso/U.S. dollar exchange rate increases our Chilean peso-denominated costs.

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

As of December 31, 2018, 7.8% of our property, plant and equipment and forest assets were owned by our Argentine subsidiaries, and in 2018, 8.1% of our revenues were attributable to our Argentine operations. The financial condition and results of our Argentine operations, including the ability of our Argentine subsidiary Arauco Argentina S.A. (or “Arauco Argentina”, formerly known as Alto Paraná S.A.), to raise capital, depend, among other factors, upon economic conditions prevailing in Argentina. See “Item 4. Information on our Company—Description of Business—History.”

There are various aspects of the Argentine economy that could adversely affect our operations, including, among others, inflation, interest rates, foreign exchange controls and taxes. Between 2001 and 2016, there have been several monetary and currency exchange control measures implemented in Argentina, which included the obligation to repatriate foreign currency earned abroad and tight restrictions on transferring funds abroad, with certain exceptions for authorized transactions. In 2016 and 2017, most of these measures were eliminated or relaxed by the Argentine administration that took office as of December 10, 2015. After moving quickly to eliminate foreign-exchange restrictions and shifting to a more flexible exchange rate, the government announced its intention to reduce inflation gradually. However, during 2018, the Argentine economy deteriorated due to certain factors such as (i) the increase in the U.S. interest rate, which partially caused capital outflows from Argentina leading to a depreciation of the Argentine peso and increased inflation; and (ii) a strong drought that affected soy crops, causing a sharp drop in U.S. dollar income derived from exports. In addition, during the second semester of 2018 the economy began to show signs of recession and the Argentine government adopted certain measures to contain fluctuations in exchange rates and aimed at reducing inflation. In this regard, an agreement for U.S.$57.1 billion was entered into with the International Monetary Fund (IMF), establishing a credit program requiring monetary restriction and certain fiscal reforms, including the adoption of an export tax. At the end of the year, the Argentina peso/U.S. dollar exchange rate had increased by 104.2% (year over year) and the inflation rate reached 47.6% (year over year).

In 2017, we signed an intercompany loan with Arauco Argentina for U.S.$250 million, which proceeds were used to repay in full certain Arauco Argentina debt that we guaranteed. During 2018, Arauco Argentina prepaid U.S.$90 million. Therefore, the balance due after such prepayment is U.S.$160 million.

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

As of December 31, 2018, 9.0% of our property, plant and equipment and forest assets were owned by our Brazilian subsidiaries, and in 2018, 8.4% of our revenues were attributable to our Brazilian operations. See “Item 4. Information on our Company—Description of Business.” As a result of the foregoing, to a certain extent, our business, financial condition, results of operations and cash flows will be dependent on economic conditions in Brazil.

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

The Brazilian government has exercised and continues to exercise a substantial influence over many aspects of the Brazilian economy. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, wage and price controls, currency devaluations, capital controls and limits on imports. The business, financial condition, results of operations and cash flows of our Brazilian subsidiaries may be adversely affected by such matters, changes in policy or regulation involving tariffs and exchange controls, as well as by factors such as:

•	currency fluctuations;

•	inflation;

•	social instability;

•	price instability;

•	real estate ownership restrictions and expropriation;

•	interest rates;

•	liquidity of domestic capital and lending markets,

•	tax policy;

•	political instability; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

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

Brazil has, in the past, experienced high rates of inflation. More recently, Brazil’s rates of inflation were 6.4% in 2014, 10.7% in 2015, 6.3% in 2016, 3.0% in 2017 and 3.8%% in 2018, as measured by the Índice de Preços ao Consumidor-Amplo (Brazilian Consumer Price Index). In the past, inflation, governmental measures to combat inflation and public speculation about possible future actions have had significant effects on the Brazilian economy and on the financial condition and results of operation of business, such as ours, operating in Brazil.

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

For example, the Brazilian real depreciated against the U.S. dollar by 1.8% in 2017 and by 14.6% in 2018. The Brazilian real/U.S. dollar exchange rate may continue to fluctuate and may rise or decline substantially compared to current levels. From January 1 to March 31, 2019 the Brazilian real appreciated by 0.90%. with respect to the U.S. dollar. The cost of many raw materials is closely correlated with the U.S dollar, so, if the Brazilian real appreciates against the U.S dollar, the cost of production will decrease and our EBTIDA margin would increase.

Fluctuations of the Brazilian real and currency instability may adversely affect our results of operation and financial condition in terms of U.S. dollars and could adversely affect the ability of our Brazilian subsidiaries to meet their foreign currency obligations in the future and could result in a monetary loss relating to these obligations.

Risks Relating to Uruguay

Economic conditions in Uruguay, or the failure of Montes del Plata and its affiliates to service their debt, may have a direct impact on our financial condition, results of operations and cash flows.

As of December 31, 2018, 15.6% of our property, plant and equipment and forest assets were owned by Montes del Plata and its affiliates in Uruguay, and in 2018, 8.0% of our revenues were attributable to the Uruguayan operations of Montes del Plata. See “Item 4. Information on our Company—Description of Business.”

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

As of December 31, 2018, 6.4% of our property, plant and equipment and forest assets were owned by our U.S. subsidiaries, and in 2018, 10.1% of our revenues were attributable to our U.S. subsidiaries. See “Item 4. Information on our Company—Description of Business.”

As of December 31, 2018, 0.4% of our property, plant and equipment and forest assets were owned by our Canadian subsidiaries, and in 2018, 3.6% of our revenues were attributable to our consolidated Canadian subsidiaries, which includes our Canadian subsidiaries’ operations in the United States. See “Item 4. Information on our Company—Description of Business.”

As a result of the foregoing, to a certain extent, our business, financial condition, results of operations and cash flows will be dependent on economic conditions in the United States and Canada.

Risks Relating to Other Markets

Our business, earnings and prospects may be adversely affected by developments in other countries that are beyond our control.

Our business, financial condition, results of operations and cash flows depend on the level of economic activity, government and foreign exchange policies and political and economic developments in our principal export markets. In 2016, 2017 and 2018, 92.2%, 94.2% and 95.2% respectively, of our total pulp sales, and 43.1%, 42.6% and 42.7%, respectively, of our total sales of forestry and wood products, were attributable to exports, principally to customers in Asia, the Americas and Western Europe, collectively. Our business, earnings and prospects, as well as our financial condition, results of operations, cash flows and the market price of our securities, may be materially and adversely affected by developments in these export markets relating to inflation, interest rates, currency fluctuations, protectionism, government subsidies, price and wage controls, exchange control regulations, taxation, expropriation, social instability or other political, economic or diplomatic developments. For example, certain target countries to which we export may impose buying restrictions in our industry, which may adversely affect our sales. We have no control over these conditions and developments which could adversely affect us and our business, financial condition, results of operations and cash flows or the price or market of our securities.

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

Our cash flow and ability to service debt is dependent, in part, on the cash flow and earnings of our subsidiaries and the payment of funds by those subsidiaries to us, in the form of loans, interest, dividends or otherwise. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due under the terms of our securities or to make any funds available for such purpose.

Furthermore, claims of creditors of our subsidiaries, including trade creditors, will have priority over our creditors, including holders of our securities, with respect to the assets and cash flow of our subsidiaries. Our right to receive assets of any of our subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of our securities to participate in those assets) will be effectively subordinated to the claims of our subsidiaries’ creditors.

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

On June 19, 2014, Moody’s changed our ratings outlook from negative to stable. Also, the Baa3 note rating of our Argentine subsidiary Arauco Argentina, was affirmed, and its outlook changed to stable.

On October 5, 2016, Fitch Ratings changed our ratings outlook from stable to negative, citing a slower-than-expected decline of our net leverage due to weak operational cash flows, which in turn were affected by lower pulp prices throughout the year.

On September 25, 2018, Fitch Ratings changed our ratings outlook from negative to stable, mentioning that the ratings were supported by the Company’s strong financial position and business position as a low-cost producer of market pulp.

On January 31, 2019, Feller Rate changed our local rating from AA- to AA, stating that this change was attributable to the strategic plan of the Company, focused on high internationalization through investments and acquisitions, which has led to an improvement in business profile and main credit indicators.

We cannot assure you that we will not be subject to further credit rating downgrades. Credit rating downgrades below investment grade could have a material and adverse effect on our ability to service our debt, including our securities, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

Item 4. Information on our Company

DESCRIPTION OF BUSINESS

We believe that we are one of Latin America’s largest forest plantation owners and one of the world’s largest producers of bleached and unbleached softwood kraft pulp, bleached hardwood kraft pulp and wood products in terms of production capacity. We have industrial operations in Chile, Argentina, Brazil, Mexico, the United States and Canada. We also have industrial operations in Uruguay, via our 50% share in Montes del Plata, and in Spain, Portugal, Germany and South Africa, via our 50% share in Sonae Arauco. As of December 31, 2018, we had more than 1.0 million hectares of plantations in Chile, Argentina, Brazil and Uruguay combined.

Based on information published by Hawkins Wright Ltd., an independent research company for the pulp and paper industry, as of December 31, 2018, we were one of the world’s largest producers of bleached hardwood kraft market pulp and bleached and unbleached softwood kraft market pulp in terms of production capacity.

During 2018, we sold 3.7 million metric tons of pulp, in the form of hardwood bleached pulp, softwood bleached pulp, softwood unbleached pulp and fluff. During 2018, we harvested 22.3 million cubic meters of sawlogs and pulplogs and sold 8.2 million cubic meters of wood products, including sawn timber (green and kiln-dried lumber), remanufactured wood products, plywood and panels (medium-density fiberboard, or MDF, particleboard, or PBO, and high-density fiberboard, or HB). In 2018, export sales constituted approximately 67.8% of our total revenue. During 2018, sales in Asia, South and Central America and North America accounted for 40.1%, 23.4% and 24.8%, respectively, of our total revenue for such year.

As of December 31, 2018, our planted forests consisted of 64.7% radiata, taeda and elliottii pine and 33.0% eucalyptus. We seek to manage our forestry resources in a way that ensures that the annual growth of our forests is equal to or greater than the volume of resources harvested each year. In 2018, we planted a total of 85,243 hectares, and harvested a total of 65,441 hectares in Chile, Argentina, Brazil and Uruguay.

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

On May 17, 2009, our subsidiary Inversiones Arauco Internacional Limitada (previously known as Arauco Internacional S.A.), or Arauco Internacional, and a subsidiary of Stora Enso agreed through a joint operation partnership to acquire the Uruguayan subsidiaries of ENCE, which acquisition was completed on October 16, 2009. The companies acquired by the joint operation partnership were Eufores S.A., Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A. The main assets of these Uruguayan companies included 130,000 hectares of land, of which 73,000 had forestry plantations, 6,000 hectares under agreements with third parties, an industrial site, the necessary environmental permits for the construction of a pulp mill, a river terminal, a chip producing mill and a nursery. The agreed value of these assets, pursuant to the aforementioned transaction, was U.S.$335 million, of which we paid 50% (or U.S.$167.5 million).

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

On September 27, 2009, Arauco and its subsidiary Arauco Internacional, executed a series of joint operation agreements with Stora Enso, pursuant to which Stora Enso Amsterdam B.V. agreed to transfer the ownership of 100% of the shares of Stora Enso Uruguay S.A. to Forestal Cono Sur. As a consequence of this transaction, Arauco and Stora Enso equally control all assets that both companies own in Uruguay. Such joint operation, named Montes del Plata, is formed by the companies Forestal Cono Sur S.A., Stora Enso Uruguay S.A., Eufores S.A., Celulosa y Energía Punta Pereira S.A., Zona Franca Punta Pereira S.A., Ongar S.A., Terminal Logística e Industrial M’Bopicuá S.A.and El Esparragal Asociación Agraria de R.L.

In April 2010, our subsidiary Arauco do Brasil S.A. acquired 50% of the shares of Dynea Brasil S.A. from Dynea AS for U.S.$15 million. As a result of this acquisition, we became the owner of 100% of the shares of Dynea Brasil S.A., which was absorbed by Arauco do Brasil S.A. in May 2010.

On January 18, 2011, as per the Montes del Plata joint operation, Arauco and Stora Enso agreed to carry out the construction of a state of the art pulp mill with an annual capacity of 1.3 million tonnes, a port and a power producing unit based on renewable sources, all located in Punta Pereira in the department of Colonia, Uruguay. The total investment was approximately U.S.$2.5 billion. The pulp mill entered the production phase in June 2014 and reached full production capacity in October 2015.

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

On October 27, 2015, our subsidiary Arauco Forest Brasil S.A acquired 51% of the shares of Novo Oeste Gestão de Ativos Florestais S.A. As a result of this acquisition, we became owners of 100% of the shares of Novo Oeste Gestão de Ativos Florestais S.A., which has 26,229 hectares of forestry plantations in the Brazilian state of Mato Grosso do Sul.

On December 1, 2015, Arauco’s wholly-owned subsidiaries Paneles Arauco S.A., Aserraderos Arauco S.A. and Arauco Distribución S.A. were merged into Paneles Arauco S.A., company which operates in the wood products segment (previously referred to as timber segment), including in the panel and sawmill businesses. In August 2016, Paneles Arauco S.A. changed its name to Maderas Arauco S.A.

On November 30, 2015, our subsidiary Arauco Internacional, entered into a share purchase agreement with Sonae Industria, or Sonae, under which the purchase of 50% of the shares of a Spanish subsidiary of Sonae, currently named Tableros de Fibras S.A., was agreed, along with the name change to “Sonae Arauco”. According with the executed agreements, both Sonae and Arauco agreed to jointly control Sonae Arauco. On May 31, 2016, we closed the Sonae Arauco transaction. The price paid was the amount of €137,500,000 (equivalent to U.S.$153.1 million at the time of the purchase). Sonae Arauco and its subsidiaries produce market wood panels, of the OSB, MDF and PBO type, and sawn timber through the operation of: (i) two panel plants and one sawmill in Spain; (ii) two panel plants and one resin plant in Portugal; (iii) four panel plants and one impregnation papers plant in Germany, (iv) and two panel mills in South Africa. In the aggregate, the production capacity of Sonae Arauco is approximately 460,000 cubic meters of OSB, 1,450,000 cubic meters of MDF, 2,270,000 cubic meters of particleboards and 100,000 cubic meters of sawn timber.

On October 25, 2016, Arauco informed the approval by its board of directors of the commencement of the construction of the “MDP Grayling” project, to be located in the State of Michigan, United States of America. Such project will be carried out by our U.S. subsidiary Flakeboard America Limited. The project comprises the construction and operation of a plant that will manufacture medium-density particle board, or MDP. Arauco expects that the production capacity of the plant will be 800,000 cubic meters of finished product per year, of which approximately 300,000 cubic meters will be coated with melamine paper. The project started its operations by the end of 2019’s first quarter. The execution of this project required an estimated investment of U.S.$450 million, which was financed using Arauco’s own resources and bank loans.

On September 13, 2017, Arauco announced the approval by its board of directors of the “Dissolving Pulp” project, relating to the Valdivia mill, which aims to diversify the type of pulp produced in the Valdivia mill, by enabling it to produce dissolving pulp. Arauco estimates that this project will require an investment of approximately U.S.$190 million (as revised in 2018). This project will be carried out in the current facilities of the Valdivia mill, implementing certain adjustments and incorporating new equipment. Among others, the project contemplates the installation of two new additional digesters to optimize the production level of dissolving pulp, a new discharging tank (storing process) of pulp and certain modifications to the treatment areas. In addition, the project is expected to increase the Valdivia’s mill capacity to inject energy to the Chilean power grid (Sistema Eléctrico Central, or SEN, formerly the Sistema Interconectado Central) from the current units of the mill. We expect that this project will start operations at the end of 2019.

On December 6, 2017, our Brazilian subsidiary Arauco do Brasil S.A. purchased from Masisa S.A., or Masisa, all of the equity rights in Masisa do Brasil Ltda., currently named Arauco Indústria de Painéis Ltda. The enterprise value of the transaction was U.S.$102.8 million, subject to certain deductions made under the contract. The main assets owned by Masisa do Brasil Ltda. consist of two industrial complexes located in Ponta Grossa (Paraná) and in Montenegro (Rio Grande do Sul). They have a line of MDF boards with an annual installed capacity of 300,000 m3, a line of MDP boards with a current annual installed capacity of 500,000 m3, and four lines of melamine coating, with a total annual installed capacity of 660,000 m3. The amount paid for the equity rights of Masisa do Brasil Ltda. was U.S.$ 32.9 million.

On December 19, 2017, Arauco’s subsidiaries Arauco Internacional and AraucoMex, S.A. de C.V., agreed with the Chilean company, Masisa, the purchase of all of the shares of Masisa’s Mexican subsidiaries, namely Maderas y Sintéticos de México, S.A. de C.V., Maderas y Sintéticos Servicios, S.A. de C.V., Masisa Manufactura, S.A. de C.V., Placacentro Masisa México, S.A. de C.V. and Masnova Química, S.A. de C.V., or Masisa’s Mexican Subsidiaries. The transaction closed on January 31, 2019 as detailed below.

On July 24, 2018, the project for the Modernization and Expansion of the Arauco Mill (Proyecto Modernización y Ampliación de la Planta Arauco, or MAPA project) was approved by the board of directors of the Company. The MAPA project contemplates an estimated investment of U.S.$2,350 million and is located at the commune and province of Arauco, in the Bio Bio Region, Chile. The project consists of the construction and start-up of a new production line of 1,560,000 annual tonnes of bleached hardwood kraft pulp (Line 3). Line 1 of the Arauco Mill will cease its operations once the Line 3 comes online. Therefore, this project is expected to increase the net production of the Arauco Mill by approximately 1,270,000 tonnes of pulp, reaching a total production capacity of approximately 2,100,000 annual tonnes. We expect that this project will start operations in the second quarter of 2021.

On January 31, 2019, Arauco’s subsidiaries Arauco Internacional and AraucoMex, S.A. de C.V., acquired the shares of the Masisa’s Mexican Subsidiaries. The price of the transaction was U.S.$160 million. The main assets acquired consist of two industrial complexes located in Durango and Zitácuaro, that jointly account for three particleboard (PBO) lines with an annual installed capacity of 339,000 m3; an MDF boards line of with an annual installed capacity of 220,000 m3; melamine coating (or TFL) lines with an annual installed capacity of 309,000 m3; a chemical plant with an installed capacity of 60,000 tonnes of resins and 60,600 tonnes of formaldehyde; and impregnation lines with an aggregate annual installed capacity of 28.9 million of m2. Further, one of Masisa’s Mexican Subsidiaries, i.e. Maderas y Sintéticos de México, S.A. de C.V., is the lessee of a chemical plant in Lerma, with an installed capacity of 43,200 tonnes of resins and 21,600 tonnes of formaldehyde.

Our principal executive offices are located at Avenida El Golf 150, 14th Floor, Las Condes, Santiago, Chile, and our telephone number is +56-2-2461-7200. Our website is www.arauco.cl or www.arauco.com. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov).

Corporate Structure

We are substantially wholly owned by Empresas Copec S.A., a public company listed on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange. Empresas Copec is a holding company, the principal interests of which are in Arauco, gasoline and gas distribution, electricity, fishing and mining. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

The following table sets forth our ownership interests in our subsidiaries as of December 31, 2018.

	Country of incorporation	Total stock held
Agenciamiento y Servicios Profesionales S.A. de C.V.	Mexico	99.9990%
Arauco Argentina S.A.	Argentina	99.9801
Arauco Australia Pty Ltd.	Australia	99.9990
Arauco Bioenergía S.A.	Chile	99.9999
Arauco Colombia S.A.	Colombia	99.9982
Arauco do Brasil S.A.	Brazil	99.9990
Arauco Europe Cooperatief U.A.	The Netherlands	99.9990
Arauco Florestal Arapoti S.A.	Brazil	79.9992
Arauco Forest Brasil S.A.	Brazil	99.9992
Arauco Indústria de Painéis Ltda	Brazil	99.9990
Arauco Middle East DMCC	Dubai	99.9990
Arauco North America, Inc. (ex Flakeboard America Limited) (1)	U.S.A.	99.9990
Arauco Nutrientes Naturales SpA	Chile	99.9484
Arauco Perú S.A.	Peru	99.9990
Arauco Wood (China) Company Limited	China	99.9990
Araucomex S.A. de C.V.	Mexico	99.9990
Consorcio Protección Fitosanitaria Forestal S.A.	Chile	57.0831
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	99.9985
Flakeboard Company Limited	Canada	99.9990
Forestal Arauco S.A.	Chile	99.9484
Forestal Cholguán S.A.	Chile	98.5479
Forestal Los Lagos S.A.	Chile	79.9587
Forestal Nuestra Señora del Carmen S.A.	Argentina	99.9805
Forestal Talavera S.A.	Argentina	99.9942
Greenagro S.A.	Argentina	97.9805
Inversiones Arauco Internacional Ltda.	Chile	99.9990
Investigaciones Forestales Bioforest S.A.	Chile	99.9489
Leasing Forestal S.A.	Argentina	99.9801
Maderas Arauco S.A. (Ex Paneles Arauco S.A.)	Chile	99.9995
Maderas Arauco Costa Rica S.A.	Costa Rica	99.9990
Mahal Empreendimentos e Participacoes S.A.	Brazil	99.9991
Novo Oeste Gestão de Ativos Florestais S.A.	Brazil	99.9991
Savitar S.A.	Argentina	99.9841
Servicios Aéreos Forestales Ltda.	Chile	99.9990
Servicios Logísticos Arauco S.A.	Chile	99.9997

(1)

On December 31, 2018, both Arauco Wood Products Inc. and Arauco Panels USA, LLC merged into Flakeboard America Limited (currently, Arauco North America, Inc). This event did not have an impact on the consolidated financial statements.

Business Strategy

Our strategy consists of focusing on maximizing value from, and pursuing growth opportunities with respect to, our forestland, managing our operations sustainably and developing products that contribute to an economy based on renewable resources that we believe improves the quality of life of millions of people around the world. We seek to implement our strategy through the following principles and initiatives:

•

Striving to combine science, technology and innovation in order to unlock the full potential of our plantations and develop renewable products in our forestry, pulp, timber, panels and clean energy business areas.

•	Seeking to manage our operations responsibly by adopting the best environmental practices and promoting the safety and development of our employees and contractors.

•	Creating high quality products and materials for the paper, packaging, furniture, construction and energy industries, and providing high quality service to our customers.

•	Consolidating and expanding our presence internationally, in regions we believe offer comparative advantages in the industry sectors in which we operate.

Domestic and Export Sales

The following table sets forth our revenues derived from exports and domestic sales for the years indicated.

	Year ended December 31,
	2018	2017	2016
	(in millions of U.S. dollars)
Export Sales
Bleached pulp	$2,402	$1,935	$1,628
Unbleached pulp	410	285	253
Sawn timber	421	400	400
Remanufactured wood products	230	231	218
Plywood	215	197	185
Panels	340	325	305
Other	22	10	2

Total export revenue	$4,040	$3,383	$2,991

Domestic Sales
Bleached pulp	$135	$127	$152
Unbleached pulp	8	9	7
Sawn timber	67	76	80
Remanufactured wood products	23	28	28
Plywood	40	41	42
Panels	1,385	1,318	1,229
Logs	72	73	63
Chips	31	25	21
Electric power	87	94	103
Other	67	64	45

Total domestic revenue	$1,915	$1,855	$1,770

Revenue	$5,955	$5,238	$4,761

The following table sets forth a geographic market breakdown of our export revenues for the years indicated.

	Year ended December 31
	2018	2017	2016
	(in millions of U.S. dollars)
Asia and Oceania	$2,388	$1,898	$1,553
North America	664	671	627
Europe	479	361	326
Central and South America	289	256	299
Other	220	197	186

Total	$4,040	$3,383	$2,991

Forestry Activity

Radiata pine grows at the fastest rates within a narrow band of latitude and under certain climatic conditions. One of Chile’s main advantages in the forestry industry lies in the short growing cycle of its radiata pine plantations. The faster growth rate of radiata pine trees in Chile allows harvesting of pulplogs and sawlogs 16 to 18 years after planting and of high quality sawlogs 25 years after planting. For most temperate softwood forests in the Northern Hemisphere this range is 18 to 45 years for pulplogs and 50 to 150 years for high quality sawn timber. Consequently, the Chilean forestry industry is a relatively low-cost producer, since a Chilean producer generally requires less time and a smaller area to produce the same volume of pine as its North American or European competitors, who face lower forest growth rates and higher transportation and investment costs as a result of the larger tracts of forests necessary to produce equivalent yields of softwood. Accordingly, since the mid-1970s, we have focused our forest management toward the application of advanced genetic and silviculture techniques to increase productivity and the quality of our plantations.

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

As of December 31, 2018, our planted forests consisted of 64.7% radiata, taeda and elliottii pine and 33.0% eucalyptus. Radiata, taeda and elliottii pine have a rapid growth rate and a short harvest cycle compared to other commercial softwoods. These pine species are sufficiently versatile for both the production of forestry and timber and the production of long-fiber pulp for sale to manufacturers of paper and packaging. Eucalyptus is used to produce short-fiber pulp for sale to manufacturers of paper and tissue.

We seek to manage our forestry resources seeking to ensure that the annual growth of our forest is equal to or greater than the volume of resources harvested each year. In 2018, Arauco planted a total of 85,243 hectares and harvested a total of 65,441 hectares in Chile, Argentina, Brazil and Uruguay.

Our planted radiata pine forests are located in central and southern Chile, and most are located in close proximity to our major production facilities. As of December 31, 2018, our aggregate radiata pine holdings comprised 39.0% of all Chilean radiata pine plantations. As of December 31, 2018, we owned approximately 1.1 million hectares of land in Chile, of which 674 thousand hectares are forest plantations.

As of December 31, 2018, we owned approximately 263,213 hectares of forest and other land in Argentina, approximately 249,324 hectares of forest and other land in Brazil and approximately 125,843 hectares of forest and other land that Montes del Plata owns in Uruguay. Of the total land we own in Uruguay through Montes del Plata, 100% is planted with eucalyptus: dunnii (91.9%), globulus (1.1%), grandis (3.3%) and other species (3.7%).

Of the total land we own in these three countries, approximately 165,921 hectares of land are planted with taeda pine and elliottii pine, both species of softwood that have a growth rate similar to that of radiata pine, and 157,564 hectares with eucalyptus. The balance includes plantations of other species of trees, land to be planted, protected areas and native forests.

The following table sets forth the number of hectares and types of uses of our land holdings and rights, as of December 31, 2018.

	As of December 31, 2018
	Total	Distribution
	(in hectares)	(percentage)
Pine plantations (1)
0-5 years	185,243	10.5%
6-10 years	142,526	8.1%
11-15 years	137,656	7.8%
16-20 years	97,424	5.5%
21+ years	95,739	5.4%
Subtotal	658,588	37.2%
Eucalyptus plantations (2)	336,164	19.0%
Plantations of other species	23,020	1.3%
Subtotal of Plantations	1,017,772	57.5%
Land for plantations	111,165	6.3%
Land for other uses (3)	640,062	36.2%

Total (4)	1,768,999	100.0%

(1)	All years are calculated from the date of planting.
(2)	Approximately 83% of our eucalyptus plantations are less than 10 years old.
(3)	Includes roads, firebreaks, native forests and yards.
(4)

Includes 100% of the plantations owned by Forestal Arauco S.A. (Chile), 80% of the plantations owned by Forestal Los Lagos S.A., 100% of the plantations owned by Arauco Argentina, 50% of the plantations we own in Uruguay through the Montes del Plata joint operation, 100% of the plantations owned by Arauco Forest Brasil, 80% of the plantations owned by Arauco Florestal Arapoti and 100% of the plantations owned by Mahal Empreendimentos e Participacoes S.A.. Also includes 15,320 hectares for which we have the right to harvest but do not own the land, of which 15,015 hectares are in Chile, and 305 hectares are in Argentina; there are no hectares are in Uruguay.

Land Acquisition and Afforestation

Our total land assets have increased from fewer than 170,000 hectares in 1980 to 1,768,999 hectares as of December 31, 2018. In the five years ending December 31, 2018, we purchased 4,763 hectares of land, all of which were purchased in Chile. For more information regarding our material acquisitions, see “Item 4. Information on our Company—Description of the Business —History”.

We expect to acquire additional land if we have the possibility to do so at a desired price or location. There can be no assurance that we would be able to acquire land at a desired price or in a desired location.

We plan to continue our policy of supplementing our pulplog production with purchases from domestic third parties. We believe that this policy is economically efficient, given the significant quantities of pulplog available from third parties and our increasing proportion of sawlogs yielded from our plantations. We believe that the aggregate of our existing plantations, the land that we own which we intend to afforest and the volume that we purchase from third-parties will be sufficient to satisfy our anticipated future demand for sawlogs and pulplogs.

Forest Management

For our pine plantations, our forestry management activities seek to increase sawlogs through advanced genetic techniques, planting and site preparation procedures, thinning and pruning. Managed forests can produce trees of larger diameter and, if pruned, a higher proportion of clear wood, which generally commands a higher price than knotted wood. Although some land is not suitable for the production of pruned logs, as of December 31, 2018, approximately 63% of our pine forests in Chile were conducive to clear wood production.

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

As of December 31, 2018, we had 7 nurseries in Chile, Argentina, Brazil and Uruguay (through Montes del Plata), in which we grow seedlings using seeds and cuttings from genetically selected trees. To achieve higher quality trees and an increased growth rate, we apply strict selection criteria to the trees from which seedlings are produced. We then plant the seedlings manually or mechanically. Depending upon the species of tree to be planted and the nutrient and physical characteristics of the soil, we may also undertake a certain amount of ground preparation before planting. Our other principal forest activities are thinning, pruning and harvesting.

Thinning, or cuting inferior trees from the plantation, occurs when commercially necessary. Thinned trees are used in pulp production or, depending on the quality of the land, as sawlogs. Commercial thinning occurs when trees are 8 to 14 years old and results in an average reduction of the number of trees per hectare from the original stocking of 1,000 and 1,333, depending on the productivity of the land, to 700 in the first thinning (8 to 9 years) and to approximately 450 in the second thinning (12 to 14 years).

This high level of thinning benefits Arauco for the following reasons:

•	the cost of planting is relatively low,

•	the higher number of young trees provide each other with natural protection from the elements, and

•	the high degree of selection that thinning makes possible leaves only the highest quality trees to be harvested.

Pruning involves removing branches, the source of knots, which are the main defect in sawn timber. Pruning results in a high-quality clear wood saw log of 5.8 meters from each tree, and is conducted three times:

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

	2018	2017	2016
	(in hectares)
Thinning	10,358	5,553	16,229
Pruning	36,172	32,869	33,547
Harvesting	36,267	38,932	31,863

We manage our forest activities, but we hire independent contractors to perform the bulk of our operations, including planting, maintenance, thinning, pruning, harvesting, transportation and access road construction. As of December 31, 2018, we had arrangements with more than 338 independent contractors that employed over 12,822 workers in Chile. Many of these contractors have long-standing relationships with us, but we award the majority of contracts based on competitive bids. We believe that our arrangements with independent contractors provide greater flexibility and efficiency than performing these activities directly.

Our plantations are interspersed with native forest and farmland, and, as a result, they are naturally protected against the spread of certain diseases. In addition, our subsidiary Investigaciones Forestales Bioforest S.A., or Bioforest, has developed strategies to protect our forests from pests and diseases. During the last seven years, radiata pine plantations in Chile have been affected by two health problems: 1) the Sirex noctilio, a wasp which attacks stressed trees, has caused a natural selection for thinning and 2) the disease produced by Phytophthora pinifolia has reduced the growth rate of certain trees. To mitigate the effects of the Sirex noctilio, Bioforest has implemented a biological control program under which it has released into the affected forests natural enemies of the Sirex noctilio, including the nematode, the Beddingia siricidicola and the parasitoid Ibalia leucospoide. To control the spread of phytophthora pinifolia, Bioforest has begun a genetic program to make our trees more tolerant to this disease and has also begun dispersing in our forests a fertilizer that further promotes resistance. For more information regarding certain risks to our forests presented by disease, see “Item 3. Key Information—Risk Factors—Risks Relating to the Company—Disease or fire could affect our forests and manufacturing processes and, in turn, adversely affect our business, financial condition, results of operation and cash flows.”

We operate an extensive fire control organization to minimize any fire damage to our forests. The operation consists primarily of a system of spotter towers and cameras, manned 24 hours a day during the summer months, from which spotters report the direction of any fire observed to a central command post, where the fire’s exact location is determined, and an appropriate ground and/or aerial response is formulated. The focus of this operation is to detect the fires as soon as possible and to reach the location in less than 20 minutes in order to prevent fires from spreading. Also, when feasible, we work in firefighting activities with authorities, other fire control organizations and local communities. During the years 2015 and 2016, this system limited fire damage to our forests to an average of 3,907 hectares of the plantations per year. Notwithstanding such system, during January and February 2017, large forest fires affected Arauco’s plantations in the Maule and Bio Bio Regions in southern Chile. About 72,500 hectares of our forest plantations were damaged to some extent and our El Cruce Sawmill was destroyed as a result of these fires.

During the 2015-2016 forestry fire season, fires that affected our forest plantations destroyed 618 hectares. During the 2016-2017 season, approximately 82,040 hectares of our forest plantations were affected. In the 2017-2018 season, approximately 587 hectares of our forest plantations were affected by forest fires.

Forest Production

We harvested 22.3 million cubic meters of logs during the year ended December 31, 2018, consisting of 9.2 million cubic meters of sawlogs, 8.0 million cubic meters of pine pulplogs and 5.1 million cubic meters of eucalyptus pulplogs and other logs. During 2018, our sawmills and panel mills used 7.3 million cubic meters of sawlogs. We also sold 1.8 million cubic meters of sawlogs to unaffiliated domestic sawmills during 2018.

A log merchandising facility located at the same site as our Horcones I and Horcones II sawmills optimizes, cuts and classifies wood destined for our plywood facility, sawmills or pulp mills with an annual processing capacity of 2.0 million cubic meters of logs per year. The Nueva Aldea complex also includes a log merchandising facility, with an annual processing capacity of 2.6 million cubic meters of logs per year.

Pulp

We believe that we were Chile’s largest producer of bleached and unbleached softwood market pulp in terms of production in 2018. For the year ended December 31, 2018, our pulp sales were U.S.$ 3.0 billion, representing 49.6% of our total revenues for the period.

Pulp obtained from wood fibers is mainly used in the manufacture of printing and writing paper, hygienic and sanitary paper, board and packaging. Whether a specific kind of pulp is suitable for a particular end use depends not only on the type of wood but also on the process used to transform the wood into pulp. Pulp made from softwoods, such as radiata pine, has long fibers and it is used to provide strength to paper products. Bleached hardwood pulp is used primarily for printing and writing papers and for tissue. Unbleached pulp is used primarily for linerboard (a packaging material). Pulp made from hardwoods, such as eucalyptus, has short fibers and is used in combination with long fiber in manufacturing paper products.

We use a chemical process, known as the kraft process, in our pulp mills in Chile, Argentina, and Uruguay. The raw wood is in the form of pulplogs and chips, which are used in the production process to produce pulp. The pulplogs are first debarked and chipped. The chips are then screened, mixed and cooked with chemicals to separate the bulk of the lignin from the wood fibers. After the material is screened and washed, it is then passed to high-density tanks. For bleached pulp, the next step is a bleaching process using chemicals, primarily chlorine dioxide. At all of our pulp mills, the bleaching process is preceded by an oxygen delignification stage. Then, the fibers are subject to a final stage where a sheet is formed and subsequently dried and baled to be transported to customers. The lignin and bark produced during this process are used as fuel in the boilers to produce steam, providing heat and generating electricity for the mill. Our bleached pulp is bleached to a 90+ brightness level, as measured by the ISO test procedure, which is one of the industry’s measurement methods.

Pulp Mills

As of December 31, 2018, we owned and operated five pulp mills in Chile, one in Argentina, and jointly owned and operated one in Uruguay with Stora Enso, with an aggregate installed annual production capacity of approximately 4.0 million tonnes. This figure includes 50% of our Uruguay (Montes del Plata) joint operation. Our six pulp mills, together with the 50% volume we include from our interest in the Montes del Plata mill, produced 3.3 million tonnes of bleached pulp and 0.5 million tonnes of unbleached pulp in 2018.

All our pulp mills in Chile, the Puerto Esperanza pulp mill in Argentina and the Montes del Plata mill in Uruguay are certified under international standards. See “Item 4. Information on our Company—Certifications”.

The following table sets out bleached and unbleached kraft pulp production by plant for each of the years indicated.

	Year ended December 31,
	2018	2017	2016	2015	2014
	(in thousands of tonnes)
Chile
Arauco Mill
Arauco I (bleached)	271	264	258	268	269
Arauco II (bleached)	451	456	475	474	483
Arauco II (unbleached)	32	21	—	—	—
Valdivia Mill (bleached)	548	550	550	549	550
Constitución Mill (unbleached)	318	270	278	303	310
Nueva Aldea Mill (bleached)	1,033	992	999	935	985
Licancel Mill (unbleached)	158	144	152	152	150

Subtotal	2,811	2,697	2,712	2,681	2,747

Argentina
Puerto Esperanza Mill (bleached)	326	310	341	314	282
Uruguay
Montes del Plata (bleached - 50%)	654	688	643	608	240

Total	3,791	3,695	3,696	3,603	3,269

The following is a description of each of our pulp mills in Chile, Argentina and Uruguay.

Chile

Arauco I. Arauco I or Line 1, which began operations in 1972, is located at the Arauco Mill in the heart of a group of our radiata pine plantations in the Eighth Region of Chile. Arauco I produces elementary chlorine-free pulp, which does not use chlorine gas. Elementary chlorine-free pulp is also produced by most of our competitors in each of the world’s major pulp producing regions. The installed annual production capacity of Arauco I is approximately 290,000 tonnes of bleached hardwood kraft pulp.

Arauco II. Also located at the Arauco Mill, Arauco II was completed in 1991. Arauco II’s pulping process is generally the same as that of Arauco I, but it includes technological improvements in its production process and environmental design. Arauco II is also equipped to produce elementary chlorine-free pulp. The installed annual production capacity of Arauco II is approximately 510,000 tonnes. Although the mill mainly produces bleached softwood kraft pulp, it could also produce unbleached softwood kraft pulp.

On July 24, 2018, the MAPA project was approved by the board of directors of the Company. The MAPA project contemplates an estimated investment of U.S.$2,350 million and is to be located at the commune and province of Arauco, in the Bio Bio Region, Chile. The project consists of the construction and start-up of a new production line of 1,560,000 annual tonnes of bleached hardwood kraft pulp (Line 3). Line 1 of the Arauco Mill will cease its operations once Line 3 comes online. Therefore, this project is expected to increase the net production of the Arauco Mill by approximately 1,270,000 tonnes of pulp, reaching a total production capacity of approximately 2,100,000 annual tonnes. We expect that this project will start operations in the second quarter of 2021.

Constitución Mill. The Constitución Mill is located in the heart of a group of our radiata pine forests in the Maule Region, Chile. As of December 31, 2018, the Constitución Mill was the largest unbleached softwood market pulp mill in the world, with an installed annual production capacity of approximately 355,000 tonnes. The unbleached pulp produced in this mill does not use any chlorine in its production process.

Licancel Mill. We acquired the Licancel Mill in September 1999. It is located in Licantén, which is 250 kilometers south of Santiago. Investments made during 2018 increased the mill’s installed annual production capacity from approximately 155,000 tonnes to 160,000 tonnes of unbleached softwood kraft pulp.

Valdivia Mill. The Valdivia Mill commenced operations in February 2004. The Valdivia Mill is located in the Fourteenth Region of Chile (which was previously part of the Tenth Region of Chile), an area with significant radiata pine and eucalyptus plantations. The Valdivia Mill has an installed potential annual production capacity of approximately 550,000 tonnes of bleached pulp, consisting of softwood and hardwood pulp. The Valdivia Mill is equipped to produce elementary chlorine-free pulp.

In February 2015, the Environmental Assessment Service (SEA) unanimously approved the Environmental Impact Statement submitted by Arauco in order to move forward with the dissolving pulp project being developed at Valdivia Pulp Mill. This initiative, which requires a U.S.$190 million (as revised in 2018) investment, will allow Arauco to be the first company in Chile to produce this type of pulp, in addition to creating a value-added product and diversifying its supply to the market. Dissolving pulp is mainly used in the manufacture of viscose, which is known for its softness, shine, purity and high water absorption, making it suitable for use in the production of fabric medical items and personal care items, specifically clothing. Unlike synthetic fibers that are mostly produced from oil based sources, dissolving pulp is natural and renewable. In addition, this project will increase the facility’s power generation by 15 megawatts, or MW, in comparison with the power generation during bleached hardwood kraft pulp campaign. In July 2017, the project was approved by the authorities and in September 2017, the board of directors of Arauco unanimously approved the project, which has started its construction phase in the fourth quarter of 2017. We expect that this project will start operations at the end of 2019.

Nueva Aldea Mill. Located in the Eighth Region of Chile, this mill was completed in 2006, and after certain investments made during 2018, it increased its production capacity from 1,027,000 tonnes per year to 1,040,000 tonnes per year, half of which is dedicated to the production of bleached softwood kraft pulp and the other half of which is dedicated to the production of bleached hardwood kraft pulp. The Nueva Aldea Mill is equipped to produce elementary chlorine-free pulp.

Argentina

Puerto Esperanza Mill. Arauco Argentina’s softwood pulp mill is located in the Province of Misiones, a region whose soil and climate are favorable for the rapid growth of pine trees. The Puerto Esperanza Mill (formerly known as Alto Paraná mill) is the only bleached softwood kraft market pulp facility in Argentina. The mill has an installed annual production capacity of 350,000 tonnes of pulp, consisting of fluff pulp and bleached softwood pulp.

Uruguay

Montes del Plata. Located in Punta Pereira in the department of Colonia, Uruguay, the Montes del Plata Pulp Mill began operations in June 2014. The total investment was approximately U.S.$2.7 billion. The mill has an annual installed capacity of 1.4 million air dry tonnes of bleached pulp. On June 4, 2014, the environmental authorities of Uruguay (MVOTMA) approved an annual production capacity of the Montes del Plata mill of 1.5 million tonnes per year.

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

Arauco(1) Bleached Softwood Kraft Pulp Cash Costs
(in U.S.$ per tonne)
Wood	182
Chemicals	62
Labor and Others(2)	145
Total cash cost	389
Transportation(3)	35
Marketing and Sales	3
Total delivered cash cost	427

Source: Arauco

(1)	Only includes Arauco’s operations in Chile.
(2)	Includes labor, energy, maintenance costs, and other mill costs.
(3)	Delivered in China.

Sales

Estimated installed bleached kraft pulp capacity worldwide for the year ended December 31, 2018 equaled 65.9 million tonnes. Based on information published by Hawkins Wright Ltd., we believe that our production capacity represented 5.1% of this market in 2018. During the same year, we exported 98.3% of our bleached pulp (in terms of tonnes sold), principally to customers in Asia and Western Europe.

Integrated manufacturers dominate the world production of unbleached softwood pulp, as opposed to non-integrated companies that sell market pulp, like us. “Market pulp” is pulp sold to manufacturers of paper products, as opposed to pulp produced by an integrated paper producer for use in its paper production facilities. With a worldwide installed capacity of unbleached softwood kraft pulp of 2.4 million tonnes for 2018, according to Hawkins Wright Ltd., we are the world’s largest single producer of unbleached softwood market pulp, based on production capacity, with 20.0% of the total market in 2018. During the same year, 98.2% of our total unbleached market pulp sales (in terms of tonnes sold) consisted of export sales. While for the last six years Asia has been our principal export market for unbleached market pulp, we continually seek niche markets for our products in Western Europe and the United States. The following table sets forth, by region, the sales volumes of bleached and unbleached pulp for the years indicated.

	For the Year Ended December 31,
	2018	2017	2016
	(in tonnes)
Bleached Pulp
Asia and Oceania	2,289,694	2,311,090	2,153,550
Europe	597,116	547,012	557,726
North and South America	301,226	335,251	399,195
Other	532	134,422	130,289

Total	3,188,568	3,327,775	3,240,760

Unbleached Pulp
Asia and Oceania	407,659	338,648	326,332
North and South America	81,600	88,425	94,288
Europe	1,186	2,073	4,618
Other	3,729	15,948	14,446

Total	494,174	445,094	439,684

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

Prices for bleached kraft market pulp produced from radiata pine and eucalyptus normally fluctuate depending on prevailing world prices, which historically have been cyclical. The fluctuations generally depend on worldwide demand, world production capacity, business strategies adopted by major forestry, pulp and paper producers, the availability of substitutes and the relative strength of the U.S. dollar. See “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Conditions, Results of Operations and Cash Flows—Overview” and “—Pulp Prices” and “Item 3. Key Information—Risk Factors—Risks Relating to the Company—Fluctuations in market price for our products could adversely affect our financial condition, results of operations and cash flows.”

The following table sets forth our average bleached and unbleached pine pulp prices per tonne for each quarter, of the years referenced.

	2018	2017	2016
	(U.S.$ per tonne)
Bleached Pulp
1Q	784	565	570
2Q	804	620	590
3Q	808	633	564
4Q	773	730	558

Unbleached Pulp
1Q	847	596	594
2Q	873	664	608
3Q	876	660	573
4Q	864	768	574

In accordance with customary pulp market practice, we do not have long-term sales contracts with our customers (except for a few limited cases); rather, we maintain long-standing relationships with our customers with whom we periodically reach agreements on specific volumes and prices. We have a diversified customer base located throughout the world and totaling, as of December 31, 2018, more than 250 customers. As of December 31, 2018, we employed 12 sales agents to represent us in more than 33 countries. We manage this worldwide sales network from our headquarters in Chile.

Wood Products

We produce panels (fiberboard and particleboard), sawn timber (green, kiln-dried lumber and flitches), remanufactured wood products and plywood. For the year ended December 31, 2018, sales of wood products totaled U.S.$2.7 billion, representing 45.7% of our total revenues.

Exports, which include sales to countries other than the countries in which the goods are produced, accounted for 44.3% of our total revenues of wood products for the year ended December 31, 2018. We sell panels primarily to customers in North America, Brazil, Chile, Argentina and other countries in Latin America.

The following table sets forth our wood products sales to unaffiliated third parties for each of the years indicated.

	Year ended December 31,
	2018	2017	2016	2015	2014
	(in thousands of cubic meters)
Panels	5,410	4,866	4,754	4,915	4,840
Sawn timber	1,825	1,893	2,022	2,079	2,361
Remanufactured wood products	438	445	442	422	429
Plywood	532	567	564	594	444
Total	8,205	7,771	7,782	8,010	8,074

As of December 31, 2018, we owned and operated two panel mills, seven sawmills and two plywood mills in Chile; two panel mills and one sawmill in Argentina; four panel mills in Brazil; six panel mills in the United States and two panel mills in Canada. Total aggregate installed annual production capacity as of December 31, 2018 was approximately 7.4 million cubic meters. We operate our sawmills in coordination with our forestry and sales operations, since our sawn timber is generally produced in accordance with customer specifications. All our sawmills are located near our pine plantations. As of December 31, 2018, we also owned five remanufacturing facilities—four in Chile and one in Argentina—that reprocess sawn timber into remanufactured wood products, such as moldings, jams and pre-cut pieces that end users require for doors, furniture and door and window frames. These facilities produced 387,442 cubic meters of remanufactured wood products in 2018.

In December 2011, we entered into an asset purchase agreement to acquire an industrial facility in Moncure, North Carolina for U.S.$56 million plus approximately U.S.$6 million in working capital. In June 2012, we entered into a share purchase agreement as a result of which we acquired five panel mills in the United States, one of which was located in Albany, Oregon; two in Bennettsville, South Carolina; one in Eugene, Oregon; and one in Malvern, Arkansas and two panel mills in Canada, located in St. Stephen, New Brunswick and Sault Ste. Marie, Ontario.

On July 1, 2012, we commenced the process of insourcing the operation of 13 sawn timber industrial facilities in Chile, which had previously been managed by third-party companies. As a result, we incorporated 2,900 people into our workforce in that same year.

In 2015, we agreed to purchase a 50% of Sonae Arauco for a total purchase price of €137.5 million (equivalent to U.S.$153.1 million at the time of the purchase), comprising the following operations: (i) two panel plants and one sawmill in Spain; (ii) two panel plants and one resin plant in Portugal; (iii) four panel plants and one impregnation of melamine papers plant in Germany, (iv) and two panel mills in South Africa. The transaction closed on May 31, 2016.

On December 6, 2017, our Brazilian subsidiary Arauco do Brasil S.A. purchased all of the equity rights in Masisa do Brasil Ltda. See “Item 4. Information on our Company—Description of Business—History.”

On January 31, 2019, Arauco’s subsidiaries Arauco Internacional and AraucoMex, S.A. de C.V., acquired the shares of Masisa’s Mexican Subsidiaries. See “Item 4. Information on our Company—Description of Business—History.”

Our wood products mills in Chile, North America, Argentina and Brazil are certified under international standards. See “Item 4. Information on our Company—Certifications.”

Chile

Teno Mill. This mill, which began production on July 4, 2012, has an installed annual production capacity of 300,000 cubic meters of PBO and 240,000 cubic meters of melamine laminate panels. The complex has a continuous PBO panel production line, two laminated panel production lines and one impregnation line. In 2018, Teno mill started its production capacity increase project through the Teno 340 project, to increase the PBO annual installed capacity up to 340,000 cubic meters.

Trupán-Cholguán Mill. This mill has an installed annual production capacity of approximately 575,000 cubic meters of panels and 40,000 cubic meters of melamine panels. It has three production lines, one of which produces HB with an annual capacity of 60,000 cubic meters and the other two of which produce MDF with an annual production capacity of 165,000 and 350,000 cubic meters, respectively. The HB line has been recently shut down.

Arauco Mill. This mill has an installed annual production capacity of approximately 350,000 cubic meters of plywood panels. It has two production lines with respective production capacities of 140,000 and 210,000 cubic meters.

Nueva Aldea Plywood Mill. This mill was built on the same site as the original mill, which was destroyed as a result of the 2011 wildfires in the Bio-Bio Region of Chile. The new Nueva Aldea Mill started operating on December 18, 2013. It has an annual production capacity of 360,000 cubic meters of plywood panels.

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

Argentina

Piray MDF Mill. This mill has an installed annual production capacity of approximately 300,000 cubic meters of MDF panels and 120,000 cubic meters of melamine lamination.

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

Piên Mill. This mill has an installed annual production capacity of approximately 750,000 cubic meters of panels distributed among two production lines with a production capacity of 440,000 cubic meters of MDF boards, 310,000 cubic meters of PBO and 264,000 cubic meters of melamine lamination. In December 2018, the powder silo of one of the lines in this mill suffered damage that paralyzed the operations of the PBO panels for approximately ten days. This event did not cause a material impact on the financial statements.

Montenegro Mill. This mill has an installed annual production capacity of approximately 410,000 cubic meters of PBO panels and 200,000 cubic meters of melamine lamination.

Ponta Grossa Mill. This mill produces MDF and has an installed annual production capacity of approximately 310,000 cubic meters of MDF panels. Its melamine lamination capacity is 360,000 cubic meters.

México

Durango Mill. This mill includes two PBO production lines with an annual installed capacity of 155,000 cubic meters; one MDF production line with an annual installed capacity of 220,000 cubic meters and four melamine lines with an annual installed capacity of 210,000 cubic meters. The Durango mill was acquired in January 2019.

Zitácuaro Mill. This mill includes one PBO production line with an annual installed capacity of 184,000 cubic meters and three melamine production lines with an annual installed capacity of 107,120 cubic meters. Zitácuaro mill was acquired on January 2019.

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

Grayling Mill. This facility is located in Michigan and includes one production line with an annual installed production capacity of 800,000 cubic meters of PBO. This facility had been under construction since 2017 and started its operations during the first quarter of 2019.

Panolam Mill. This facility is located in Oregon and includes two thermally fused lamination lines with an annual installed production capacity of 75,000 cubic meters of melamine. It was acquired in July 2018.

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

Sonae Arauco

Sonae Arauco, of which we own 50%, and its subsidiaries produce market wood panels, of the OSB, MDF and PBO type, and sawn timber through the operation of: (i) two panel plants and one sawmill in Spain; (ii) two panel plants and one resin plant in Portugal; (iii) four panel plants and one impregnation of melamine papers plant in Germany, (iv) and two panel mills in South Africa (one of them is currently shut down). In the aggregate, the production capacity of Sonae Arauco is approximately 516,000 cubic meters of OSB, 1,482,000 cubic meters of MDF, 2,330,000 cubic meters of particleboards and 50,000 cubic meters of sawn timber.

Forestry Products

Our forestry products are sawlogs, pulplogs, posts and chips. As a result of our forest management policies and the increasing maturity of our plantations, our plantations are yielding increasing volumes of forestry products, particularly clear wood. As the volume of clear wood has grown, we have broadened our range of forestry products. For the year ended December 31, 2018, sales of forestry products were U.S.$105 million, representing 1.8% of our revenues for such year.

The following table sets forth, by category, forestry product sales to unaffiliated third parties for each of the years indicated.

	Year ended December 31,
	2018	2017	2016	2015	2014
	(in thousands of cubic meters)
Sawlogs	1,794	1,608	1,328	1,793	2,262
Pulplogs	746	616	459	591	499
Posts	—	—	—	—	2
Chips	546	443	366	278	303

Energy and Sustainable Development

We utilize renewable fuels such as forest biomass sub-products in power plants that cogenerate the steam and electricity required for our manufacturing operations, thus contributing to reducing greenhouse emissions. Biomass co-generation allows for a high thermal efficiency, approaching 80% in some cases. In addition to meeting our own energy needs, in Chile we generate a significant amount of surplus power, which we deliver to the SEN, which distributes electrical power throughout the Central and Southern Regions of Chile. In Uruguay, biomass sub-products from our Montes del Plata Mill also cogenerate the steam and electricity to meet our energy needs, and surplus power is delivered to the Uruguayan power grid.

The following table sets forth, by country and mill, our energy producing facilities and their annual installed capacities, maximum generation, average consumption and surplus power as of December 31, 2018:

Country/Mill	Installed Capacity (MW)	Maximum Generation (MW)	Average Consumption (MW)	Surplus power delivered to Power Grid (MW)
Chile
Arauco	127	105	81	24
Constitución	40	30	22	8
Cholguán	29	28	15	13
Licancel	29	20	14	6
Valdivia	140	115	54	61
Horcones (gas/diesel)	24	24	—	24
Nueva Aldea I	30	28	14	14
Nueva Aldea II (diesel)	10	N.A.	—	10
Nueva Aldea III	136	100	63	37
Bioenergía Viñales	41	31	9	22

Total Chile	606	481	272	219

Uruguay
Montes del Plata (1)	91	90	39	50

Total Uruguay	91	90	39	50

Argentina
Piray	38	30	16	15
Puerto Esperanza	44	44	39	—

Total Argentina	82	74	55	15

Total	779	645	366	284

(1)	Considers 50% of joint operation Montes del Plata

As of December 31, 2018, we had registered five co-generation power plants in Chile as greenhouse emission reduction project activities under the Clean Development Mechanism (CDM) of the Kyoto Protocol. Three of them were registered during 2006, Trupán, Nueva Aldea (first phase) and Nueva Aldea (second phase); a fourth plant was registered in 2009, the Valdivia biomass power plant; and the fifth one was registered in January 2011, the Horcones power plant expansion project. Each of these power plants generates electricity through forestry biomass (forestry and wood industrial sub-products, including the wood pulp by-product called “black liquor”), which is a renewable carbon-neutral fuel that allows the facilities to decrease their reliance on fossil-fuel intensive grid electricity.

Arauco was the first Chilean forestry company to issue Certificates of Emission Reductions (CERs or carbon credits) through the CDM of the Kyoto Protocol in Chile. From 2007 to December 31, 2018, Arauco had contributed 7.8% of total carbon credits in the energy generation from residual biomass projects portfolio registered worldwide in accordance with the CDM standard. This represents a net issuance of 4.2 million CERs with our CDM projects.

As of the date of this annual report, accumulated in the period from 2007 to 2018, we have sold 2.98 million CERs, mainly to European companies subject to compliance obligations under the European Trading Scheme (ETS) and to global companies who aim to compensate their emissions in the voluntary market. The following table presents the total amount of CERs issued and sold by Arauco for each of the years indicated:

	Year ended December 31
	2018	2017	2016	2015	2014	2013	2012-2007
CERs issued (net of the commission paid to United Nations Framework Convention on Climate Change, or UNFCCC)	247,588	457,309	109,844	827,971	403,317	488,475	1.67 million
CERs sold or donated	658,512	1,095,780	561,619	1,375	42,567	—	1.04 million

In 2015, Arauco entered into a long-term sale agreement with Vattenfall Energy Trading Netherlands N.V., pursuant to which Arauco agreed to sell all its CERs generated between 2013 and 2020 to Vattenfall. This agreement provides for the sale of our carbon credits in the European compliance market, which is the largest carbon credit market currently in operation. In 2018, Arauco sold 626,650 CERs to Vattenfall Energy Trading Netherlands N.V. under the long-term agreement.

The Viñales biomass power plant, which began operations on May 17, 2012, reached its maximum production capacity on August 29, 2012. The power plant is located alongside the Viñales sawmill, in Chile’s Seventh Region. The plant includes a biomass-fueled power boiler with capacity to produce 210 tonnes of steam per hour and a 41 Megawatt extraction-condensing turbo generator. This power plant was also developed as an emission reduction project initiative by Arauco. On January 27, 2013, the Viñales emission reduction project activity was successfully registered as a greenhouse gas emission reduction project activity under the voluntary carbon standard: Verified Carbon Standard (VCS). This project issued 96,110 Verified Carbon Units (VCUs) as its first verified emission reductions (VERs) on January 3, 2017. In addition, during the second quarter of 2018, the project issued 506,776 VCUs as its second VERs.

During January 2013, the biomass cogeneration power plant located in the Montes del Plata pulp mill facility in Uruguay was successfully registered as a CDM project activity. This was the eleventh CDM project registered in Uruguay. This project activity is expected to generate an average of 124,000 CERs per year, during its first 7-year crediting period. On April 26, 2018, the first issuance of CERs was accomplished by generating 66,006 CERs with the Punta Pereira biomass power plant project.

Competition

We experience substantial worldwide competition in each of our geographical markets and in each of our product lines.

Pulp

In general, our main competitors in the pulp market have activities in many regions, considering pulp variety and commercial presence. Fibria Cellulose S.A., or Fibria, and CMPC Celulosa S.A., or CMPC, are our main competitors because they have a wide geographical presence, the former in hardwood and the latter in hardwood and softwood pulp. Furthermore, there are competitors such as Suzano Papel e Cellulose S.A., or Suzano, and El Dorado Brasil Celulose S.A., or El Dorado, with a relevant presence in the Asian markets, specifically in China and Korea where the main both hardwood and softwood customers are located. Competitors from all regions participate in the diversified European market, where we mainly face competition from Brazilian, Scandinavian and U.S. producers. Our main competitors in Asia in unbleached softwood pulp come from New Zeland, Canada and Russia.

On January 14, 2019, a merger between Fibria and Suzano was consummated, as publicly reported by the companies.

Wood Products

Arauco’s main competitors in the MDF market are: in Latin America, Duratex S.A., Masisa, Berneck, Proteak, Guararapes and other large South American producers; in North America, local producers such as Roseburg Forest Products Co., West Fraser and Plum Creek; in Asia, producers from Malaysia and China; and in the Middle East, European producers.

For sales of PBO, in the Latin American market we compete mainly with Duratex S.A., Masisa, Novopan, Berneck S.A., Egger and Fibraplac S.A. In North America, we mainly compete with Panolam, Roseburg Forest Products Co., Funder America, Uniboard, Temple-Inland Inc., Kaycan Ltd. and Sonae Indústria, SGPS, SA.

Arauco’s principal competitors in the plywood markets are located in the United States, Finland, Chile, Brazil and China. We compete mainly with CMPC, Eagon, Roseburg, Georgia-Pacific, and UPM, among others.

For remanufactured wood products, our main competitors are located in Chile, China, Brazil and the United States. For sawn timber, our main competitors are located in Europe, New Zealand, Canada and Chile. We believe that our operating efficiencies, competitive logistics costs, ability to serve customers with multiple specifications, geographical presence in 40 countries and the versatility of our radiata and taeda pine allow us to compete effectively in the world market for timber products.

Transportation, Storage and Distribution

To remain competitive worldwide, we ship our products to various distribution centers around the world from which final delivery to the customer is made.

The following are the principal Chilean ports that we use, each of which is operational as of the date of this annual report:

•

Coronel. A private port located between Concepción and the Arauco Mill, which we built as a member of a consortium with five other companies and in which we have an equity interest of 50%. We shipped 47.3% of our aggregate export volume through this port in 2018;

•

Lirquén. A private port in Concepción in which as of December 31, 2018, we had an equity interest of 20.3% and through which we shipped 26.2% of our aggregate export volume during 2018. On April 5, 2019, we sold such equity interest to DP World Holding UK Ltd., or DP; and

•	San Vicente. A state-owned port near the city of Concepción through which we shipped 26.4% of our aggregate export volume during 2018.

The closest ports to our Chilean mills are located as follows: approximately 60 kilometers from the Arauco Mill, 310 kilometers from the Constitución Mill, 370 kilometers from the Licancel Mill, 70 kilometers from the Nueva Aldea Mill and 430 kilometers from the Valdivia Mill. We do not own pulp storage warehouses at any of these ports.

We ship pulp to various ports in Europe, North and South America and Asia and, as is customary in the pulp industry, we store some stock in those ports. We use 12 foreign ports that have warehouse facilities available, and standard storage terms provide that we are entitled to a certain period of storage free of charge. We seek to ensure that we do not exceed the free storage period for each shipment. As of December 31, 2018, we had approximately 140,561 tonnes of pulp in storage in warehouses at foreign ports.

We believe that our shipping costs are comparable to those of our international competitors, notwithstanding Chile’s general greater distance from main markets, because of the proximity of our plantations and mills to the Pacific coast and the economies of scale we achieve through the volume of our exports.

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

In North America, products sourced from our South American operations are shipped into 20 major ports of entry and storaged in 14 warehouses. These are dispatched to more than 3,500 locations in the United States and Canada. Arauco’s eight composite panel plants (one in construction and two impregnation plants) in North America service over 580 customers throughout the region mainly through trucks, in addition to exporting products to Central America.

Description of Property

The following table presents our principal properties as of December 31, 2018. (1)

Country	Forestry	Plants and Facilities
Chile	1,130,618 total hectares 674,020 hectares of plantations	5 Pulp Mills 1 PBO Mill 1 MDF-HB Mill(2) 2 Plywood Mills 7 Sawmills 4 Remanufacturing Facilities
Argentina	263,213 total hectares 132,617 hectares of plantations	1 Pulp Mill 1 MDF Mill 1 PBO Mill 1 Sawmill 1 Remanufacturing Facility 1 Resin Plant
Brazil	249,324 total hectares 134,331 hectares of plantations	2 MDF Mill 1 PBO Mill 1 MDF-PBO Mill 1 Resin Plant
Uruguay (3)	125,842 total hectares 76,804 hectares of plantations	50% of 1 Pulp Mill
United States		3 PBO Mills 3 MDF Mills 1 MDF-PBO Mill 1 Impregnation of melamine papers Plant
Canada		1 MDF Mill 1 HDF-PBO Mill 1 Resin Plant
Portugal		50% of 1 MDF Mill (4) 50% of 1 PBO Mill (4) 50% of 1 Resin Plant (4)
Spain		50% of 1 MDF Mill (4) 50% of 1 PBO Mill (4) 50% of 1 Sawmill (4)
Germany		50% of 2 MDF Mills (4) 50% of 1 MDF-PBO Mill (4) 50% of 1 PBO-OSB Mill (4) 50% of 1 Impregnation of melamine papers Plant (4)
South Africa		50% of 1 PBO Mill (4)(5) 50% of 1 MDF-PBO Mill (4)

(1)	Does not include Mexican mills acquired in January 2019.
(2)	The HB line has been recently shut down
(3)	Corresponds to 50% of Montes del Plata.
(4)	Corresponds to 50% of Sonae Arauco.
(5)	This mill is currently shut down.

Future expansion plans will depend on global market conditions. For information regarding environmental risks associated with our use of our properties, see “Item 3. Key Information—Risk Factors—Risks Relating to the Company.”

Insurance

We carry a global insurance program, consistent with industry practice, covering our production plants, facilities and equipment. This insurance provides coverage, in the event of fire, explosion, machinery breakdowns or natural disasters, including earthquakes and tsunamis. Our insurance covers up to U.S.$750 million per loss in Chile, U.S.$300 million per loss in Argentina, United States and Canada (for Arauco North America) and R$839 million per loss in Brazil, including physical damage and business interruption for up to 18 months for Chile, Argentina and Brazil, and up to 12 months for United States and Canada. The deductibles for Chile and Argentina for physical damage are U.S.$3 million per occurrence for damages caused. In case of damages caused by earthquakes and tsunamis in Chile, the deductible is 2% of the total insured amount for each location, subject to a cap of U.S.$25 million. Deductibles for Chile and Argentina for business interruption are 30 days for all losses, 45 days for machinery breakdowns and 45 days for machinery breakdowns of turbines. For Chile and Argentina, we also have an annual self-insurance retention of U.S.$15 million, with a U.S.$7.5 million maximum per event. The deductible for Arauco North America, including physical damage and business interruption is U.S.$2.5 million. The deductible for Brazil, including physical damage and business interruption is R$5 million. Our insurance policy covering our production plants, facilities and equipment in Chile are carried by Seguros Generales Suramericana S.A. (50.0%), Mapfre S.A. (25.0%) and Chubb Seguros Chile S.A. (25.0%); in Argentina and Brazil are carried by Seguros Generales Suramericana S.A. (100%); in the United States is carried by SOMPO Japan Insurance Company of America (100%), and in Canada by Royal & Sun Alliance Insurance Company of Canada, Inc. (100%).

The insurance policies for plantations located in the Delta del Paraná, Argentina, are carried by Sancor Seguros and have a maximum limit of U.S.$7 million with a deductible of U.S.$100 thousand. Our insurance policies for some of our plantations located in Mato Grosso do Sul, Brazil, are carried by Fairfax Insurance and have a maximum limit of R$30 million (approximately U.S.$9.2 million as of December 31, 2018) with a deductible per event of R$1.5 million (approximately U.S.$0.5 million as of December 31, 2018).

In addition, we have contracted fire insurance coverage for all of our Chilean forest holdings and nurseries but do not insure against pests or disease. In Argentina, we maintain fire insurance for 16,324 hectares of timber assets located in the Delta del Paraná, close to Buenos Aires and Entre Ríos. For the rest of our Argentine operations, we do not maintain fire insurance for our timber assets because we believe that the risk of damage from fire is low as Argentina receives significant amounts of rainfall, particularly during the summer months. For our forests in Brazil we maintain fire insurance for 26,000 hectares of Novo Oeste’s timber assets located in Mato Grosso do Sul. For the rest of our forests in Brazil, we do not maintain fire insurance because we believe the risk of damage from fire does not justify the costs of carrying insurance. Terms, deductibles and the limits of our insurance policies in all the countries where we operate are consistent with industry practice, which in conjunction with the Company’s own resources, allow it to minimize these risks

In January and February 2017, wildfires, exacerbated by high temperatures, the action of the winds, low atmospheric humidity and the complexity of combatting multiple focal points that appeared simultaneously in different places, broke out in the central and southern regions of Chile, and in respect of the Company, in the Maule and Bio Bio regions. As a consequence of such fires, the Company suffered the burning of approximately 72,500 hectares of forest plantations, which had a fair value of approximately U.S.$210 million, according to IFRS. The forest plantations affected by the fires had insurance coverage, with their corresponding deductibles and limits. In accordance with the final report of the insurance adjusters, in October 2017 our subsidiary Forestal Arauco S.A. recovered U.S.$35 million, after applying the U.S.$15 million deductible.

Also, in 2017, our El Cruce sawmill, which is owned by our subsidiary Maderas Arauco S.A., was destroyed by wildfires. El Cruce sawmill had a book value of approximately U.S.$4.5 million and an annual production capacity of 115,881 cubic meters, representing approximately 4.2% of our total sawmill production capacity at the time of the event. With regard to the insurance claim, in October 2017 we recovered U.S.$50.9 thousand on account of affected inventory, and during the first quarter of 2018 we received approximately U.S.$1.04 million (net of the deductible) on account of property damage.

After the 2017 wildfires in Chile, we increased the limits of our forestry insurance coverage in Chile to U.S.$85 million with a deductible of U.S.$25 million for the whole season (regardless of the number of the events). This policy is carried by Mapfre Compañía de Seguros Generales S.A. (100%) and the insurance period is from October 3, 2018 to October 3, 2019. We also established satellite-assessment for damaged areas, which enables us to face potencial claims in a faster way.

During the 2017-2018 forestry fire season, wildfires were considerably less severe than in the 2016-2017 season. Nevertheless, 587 hectares of the Company’s forest plantations burned in the 2017-2018 season (which represented 0.8% of the plantations affected by fires in the 2016-2017 season). The affected forest plantations had a fair value of approximately U.S.$2.6 million, according to IFRS accounting rules, representing approximately 0.07% of the IFRS value of the Company’s total forest plantations and approximately 0.02% of the total assets of Arauco.

In connection with losses to our production plants, facilities, forests and equipment caused by fires or otherwise, our insurance coverage may be insufficient. The incurrence of losses or other liabilities that are not covered by insurance could result in significant and unexpected additional costs. Moreover, the terms and conditions for the renewal of our insurance policies may change in the future depending upon market circumstances and the type and amount of risks insured. For more information regarding the risks for which we insure our property, see “Item 3. Key Information—Risk Factors—Risks Relating to the Company.”

Cybersecurity

We have developed a cybersecurity policy based on the guidelines and criteria contemplated by the international standards ISO 27001 and ISO 27002, as well as control mechanisms, technologies, processes and procedures developed on the basis of guidelines and criteria addressed by the international standard ISO 27032 / NIST. Additionally, we periodically make security assessments, which allow us to complement and improve ongoing initiatives. For more information regarding cybersecurity risk, see “Item 3. Key Information—Risk Factors—Risk Relating to Our Company—Cybersecurity events, such as a cyber-attack could adversely affect our business, financial condition and results of operations.”

CAPITAL EXPENDITURES

To utilize our increasing volume of forest production, we have added to, expanded and modernized our processing facilities.

For the year ended December 31, 2016, our aggregate capital expenditures were U.S.$556.6 million, consisting primarily of U.S.$419.2 million for addition of property, plant and equipment and U.S.$137.4 million for the addition of biological assets.

For the year ended December 31, 2017, our aggregate capital expenditures were U.S.$844.1 million, consisting primarily of U.S.$533.8 million for addition of property, plant and equipment and U.S.$310.3 million for the addition of biological assets. The increase with respect to 2016 was mainly attributable to higher capital expenditures in respect of biological assets to replace those lost because of the wildfires in 2017.

For the year ended December 31, 2018, our aggregate capital expenditures were U. S.$938.0 million, consisting primarily of U.S.$730.5 million for addition of property, plant and equipment and U.S.$207.5 million for the addition of biological assets. The increase with respect to 2017 was mainly attributable to higher capital expenditures in ongoing projects.

For the year ending December 31, 2019, we have planned capital expenditures of U.S.$1,892 million, which principally include U.S.$469 million for maintenance of our existing mills, U.S.$1,073 million for expansion and other strategic initiatives, and U.S.$350 million for maintenance and acquisition of biological assets.

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

In November 2015, the Cruces river, where the Valdivia Mill disposes its effluents, became subject to the Norm (as defined above). The Valdivia Mill discharges its treated effluents into the Cruces River, which is part of the Valdivia River Basin.

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

In December 2017, the government restarted the rulemaking process and published a new draft SWQSVR for public comments. The draft proposes to regulate using practically the same parameters and limits included in the previous Norm declared void by the Supreme Court. In our opinion, the draft presents flaws similar to those detected in the previous rulemaking process, among others, the lack of identification and consideration of its actual economic and social costs and that most of its parameters and limits are not technically or environmentally reasonable. The public comment process finished in March 2018 and several comments from the public and different stakeholders were submitted, including several technical, economical and legal reports from third parties, were submitted. According to applicable regulations, the government shall analyse and weigh the comments to prepare a final draft, prior to submitting for the consideration by the Sustentability Ministers’ Committee (Consejo de Ministros para la Sustentabilidad) and the President of the Republic. Once the new norm enters into force, we cannot exclude that the authority may declare that the Valdivia River Basin is contaminated and thus initiate an administrative proceeding to impose a decontamination plan, which may include new limits on discharges of wastewater applicable to the Valdivia Mill.

The application of these environmental laws and remedies may adversely affect the manner in which we seek to implement our business strategy and our ability to realize our strategy. See “Item 3. Key Information—Risk Factors—Risks Relating to the Company—The costs to comply with, and to address liabilities arising under, environmental laws and regulations could adversely affect our business, financial condition, results of operations and cash flows.”

As of the date of this annual report, we have been subject to certain administrative proceedings as a result of a pipe leakage in the Nueva Aldea Mill in 2013, the death of fish in the Cruces River in January 2014, close to the Valdivia Mill effluent discharge, and a pipe leakage in the Arauco Mill in February 2016, all of which are currently under investigation by the competent authorities.

In addition, in 2016 the Superintendence of the Environment initiated administrative proceedings against the Valdivia, Nueva Aldea, Licancel and Constitución mills. In 2017, the Superintendence of the Environment initiated an administrative proceeding against the Arauco Mill. The first part of the proceeding against the Valdivia Mill concluded in 2017. On December 15, 2017, the Superintendence of the Environment decided that the Valdivia Mill was liable for ten out of eleven charges and imposed a fine of 7,777 UTA (approximately U.S.$6.5 million as of December 31, 2018). We appealed this decision on April 5, 2018 before the Third Environmental Court. A final decision by the Third Environmental Court is expected to be rendered during 2019 and may be further appealed before the Supreme Court. In 2016, the Nueva Aldea and Constitución mills decided to submit compliance programs according to applicable regulations, both of which were approved by the Superintendence of the Environment. These programs require the mills to implement actions and/or make certain investments in connection with the charges made by the Superintendence. In December 2018, the Nueva Aldea mill compliance program was officially terminated (“declaración de ejecución satisfactoria”) by the Superintendence of the Environment. With regard to the Constitución mill’s compliance program, once the activities are completed, the proceedings will end. We expect that such proceedings will end in 2019. With regard to the Licancel Mill, the Company filed its defense in June 2016. In February 2017, the Superintendence of the Environment found the Licancel Mill liable for three out of four charges and imposed a fine of 239 UTA (approximately U.S.$205,000). This decision was appealed before the above Superintendence, which on August 7, 2017, materially reduced the fine. Arauco paid the fine and this case has been closed. Finally, with regard to the proceeding against Arauco the Company filed its defense in September 2017 and, in May 2018, the Superintendence of the Environment found the Arauco mill liable for two charges and imposed a fine of 699,6 UTA (approximately U.S.$635,000). Arauco paid the fine with a 25% reduction (taking advantage of a benefit established by Chilean law) and this case has been closed.

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

Argentine environmental legislation includes the requirement that water used or recovered in the production process must be chemically, biologically and thermally treated before being returned to public waters, such as the Paraná River. In addition, all gaseous emissions must be scrubbed to ensure satisfactory levels of waste particle recovery and odor removal. Regular testing of river water, soil and air quality is used to monitor the ultimate impact of the mill on the environment.

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

Once construction is completed according to the approved project and the AAP conditions, and prior to starting operations, a company needs to obtain the environmental authorization for operation, or AAO, which is regulated by the same decree, comes to regulate the environmental compliance of the relevant companies in the operational phase of the endeavor and needs to be renewed every 3 years. Montes del Plata obtained this authorization from the National Environmental Bureau, DINAMA, in June 2014, and has been renewed until December 2020.

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

Forestry, Land-Use and Land Ownership Regulations

Chile

The management and exploitation of forests in Chile is regulated by the Forests Law of 1931, as amended, and Decree Law No. 701 of 1974, as amended. The Forests Law and Decree Law No. 701 impose a variety of restrictions on the management and exploitation of forests. Forestry activities, including thinning, on land that is designated as preferably suited for forests or that has native or planted forests, are subject to management plans that require the approval of the Corporación Nacional Forestal, or National Forest Service, or CONAF. In addition, the Forests Law and Decree Law No. 701 impose fines for the harvesting or destruction of trees and shrubs in violation of the terms of a forest management plan. We believe that we are in material compliance with the Forests Law and Decree Law No. 701.

Law No. 20,283, published in the Official Gazette on July 30, 2008, provides for the management and conservation of native tree forests and forest development. Its purposes are the protection, recovery and improvement of native forests in order to guarantee both forest sustainability and environmental policy. This law established a fund for the conservation and sustainable management of native forests. According to this law, owners of native forests are able to exploit them so long as they have a “management plan” approved by the CONAF. Depending on the owner’s approved plan, as well as other factors, the subsidy provided by the fund may vary between U.S.$200 and U.S.$400 per hectare. The law also prohibits the harvesting of native trees in certain areas and under certain conditions. In compliance with applicable regulations, we have adopted environmentally sensitive policies towards our holdings of native forests, which are protected and preserved in their entirety. Our products come from established plantations only; we do not sell any wood derived from our native forests. Arauco’s forestry operations adhere to our international control systems, which are all in accordance with current legislative and environmental sustainability standards. We believe that we are in material compliance with Law No. 20,283. See “Item 4. Information on our Company—Description of Business—Forestry Activity.”

Argentina

The management and exploitation of forests in Argentina is regulated by National Law No. 13,273, National Law No. 25,080 (as amended and extended), National Decree No. 710, Provincial Law No. 854, Provincial Law No. 3,426 and other regulations promulgated thereunder, which collectively constitute the regulatory framework. The regulatory framework imposes a variety of restrictions on the management and exploitation of forests in Argentina. The regulatory framework regulates the replanting of land after harvesting.

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

There are discussions about certain Brazilian legal restrictions on the acquisition of rural properties by foreign companies and by Brazilian companies controlled by foreign persons. Those restrictions are contained in the Opinion issued by the Office of the General Counsel to the Federal Government in August 2010, which has been subject to several judicial challenges. Currently, there is a pending litigation before the Supremo Tribunal Federal (Highest Court in Brazil) to determine if Federal Law No. 5,709/1971 is applicable to Brazilian companies with foreign shareholders, as it could arguably be contrary to the Brazilian constitution. Our local counsel has advised us that although in their opinion these restrictions are not applicable to the transactions consummated by our Brazilian subsidiaries, they could apply from August 2010 and to future transactions which have as object, the acquisition of land by persons that have foreign majority capital. We believe that our Brazilian operations are in material compliance with the applicable regulatory framework.

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

Additionally, forest activity is subject to environmental and soil care regulations. According to Law No. 16,466 and Decree No. 349/005, plantations of more than 100 hectares need prior environmental authorization. Law No. 15,239 also provides certain measures that must be adopted to reduce erosion and degradation of the soil to promote its restoration when necessary. Forestry regulations from local municipalities may also require additional permits depending on the forest location.

We believe that the Montes del Plata forestry operations are in material compliance with the applicable regulatory framework.

Certifications

Forestry

Certain of our subsidiaries have received various international and local environmental certifications as of the date of this annual report, which include, but are not limited to the following:

•

Forest Stewardship Council® Forest Management Certification: a forest management certification aimed at promoting forest management that is environmentally responsible, socially beneficial and economically viable for the world’s forests. FSC® is a non-profit organization devoted to encouraging the responsible management of the world’s forests (Forestal Arauco license code: FSC-C108276, Forestal Los Lagos license code: FSC-C008129, Eufores S.A. (Montes del Plata) license code: FSC-C016979, Arauco Argentina S.A- license code: FSC-C128100, Arauco Argentina S.A. license code: FSC-C128100, Arauco Florestal Arapoti license code: FSC-C010673, Arauco Forest Brasil-Tunas do PR license code: FSC-C116843, Arauco Forest Brasil- C.Tenente e Sengés license code: FSC-C010303 and Mahal Empreendimentos e Participações S/A license code: FSC-C131921);

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

•

FSC® Chain of Custody Certification: a certification from the FSC® that is designed to ensure traceability from certified forest and other controlled sources to the finished product (Forestal Arauco Zona Norte license code: FSC – C013026, Forestal Arauco Zona Centro license code: FSC – C008122, Forestal Arauco Zona Sur license code: FSC – C017136, Forestal Los Lagos license code: FSC – C018322 and Eufores S.A. (Montes del Plata) code: FSC-C023409);

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

Our Zárate Mill and Piray sawmill in Argentina are certified under the Chain of Custody FSC standard (License Code FSC-C119529 and License Code FSC-C130094). All our mills in Argentina are certified under the Environmental Management System ISO 14001 standard, as well as under the Occupational Health and Safety Assessment Series (OHSAS) 18001 standard. The sawmill Piray, remanufacture Piray, Zarate Mill and Chemical Arauco Argentina are certified under ISO 9001.

All our panel mills in Brazil are certified under the Environmental Management System ISO 14001. Occupational health and safety management OHSAS 18001 and Quality Management ISO 9001. The Jaguariaíva Pien Mills, Ponta Grossa e Motenegro Mills are certified under the Chain of Custody FSC Multi-site standard (License Code FSC-C010928).

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

Overview

We derive our revenues from the sale of bleached and unbleached pulp, wood products such as MDF, PBO, HB, plywood, sawn timber and remanufactured wood products, forestry products, such as sawlogs and pulplogs, and sales of electricity. Export sales constituted 64.6% of our total revenues for the year ended December 31, 2017 and 67.8% of our total sales revenues for the year ended December 31, 2018. Sales of pulp constitute the single largest component of our revenues. As occurs with other commodities, pulp is subject to significant cyclical price fluctuations determined by global supply and demand. Accordingly, our revenues are subject to cyclical fluctuations. Prices for wood and forestry products, also fluctuate significantly among domestic markets. Although prices tend to have the most significant effect on our results of operations, sales volume and product mix, production costs and exchange rate fluctuations also can have a substantial impact on our results.

Our business, results of operations and cash flows depend, to a large extent, on the level of economic activity, on government and foreign exchange policies and on political and economic developments in our principal export markets. In 2014, we exported our products to Asia, North, Central and South America, Europe and, to a lesser extent, Africa and the Middle East. In 2014 and 2015, 91.8% and 90.8%, respectively, of total pulp revenues were export sales, and 43.9% and 42.3%, respectively, of total wood and forestry products revenues were export sales. In 2016, 92.2% of our total pulp revenues were export sales, and 43.1% of total wood and forestry products revenues were also export sales. In 2017, 94.2% of our total pulp revenues were exports sales, and 42.6% of total wood and forestry products revenues were also export sales. In 2018, 95.2% of our total pulp revenues and 42.7% of total wood and forestry products revenues were export sales. Our business, earnings and prospects may be materially and adversely affected by developments in our export markets with respect to inflation, interest rates, currency fluctuations, protectionism, government subsidies, price and wage controls, exchange control regulations, taxation, expropriation or social instability, as well as by political, economic or diplomatic developments.

As of December 31, 2018, 60.8% of our property, plant, equipment and forest assets were directly owned by us and our Chilean subsidiaries, 7.8% by our Argentine subsidiaries, 9.0% by our Brazilian subsidiaries, 6.8% by our U.S. and Canadian subsidiaries and 15.6% by our joint operation in Uruguay. In 2018, 61.8% of our consolidated revenues were derived from our operations in Chile, 8.1% of our consolidated revenues were derived from our operations in Argentina, 8.4% of our consolidated revenues were derived from our operations in Brazil, 13.7% of our consolidated revenues were derived from our operations in the United States and Canada and 8.0% of our revenues were derived from our operations in Uruguay. Accordingly, our financial condition, results of operations and cash flows are affected by, to a significant degree, economic conditions in Chile, Argentina, Brazil, Uruguay, the United States and Canada.

Economic Indicators in Chile, Argentina, Brazil, Uruguay, the United States and Canada

Chile

According to the Central Bank of Chile, Chile’s GDP increased by 1.6% in real terms during 2016, and in 2017 and 2018 it grew at rates of 1.1% and 4.2%, respectively. See “Item 3. Key Information—Risk Factors—Risks Relating to Chile.”

Argentina

According to the Instituto Nacional de Estadística y Censos (the Argentine National Statistics and Census Institute, or the “INDEC”), Argentina’s GDP declined by 2.0% in real terms during 2016, and in 2017, it increased by 2.7%. For 2018, the INDEC reported a decline of 2.5% in real GDP. In 2016 and 2017, the Argentine peso depreciated against the U.S. dollar by 20.9% and 16.4%, respectively. In 2018, the Argentine peso depreciated against the U.S. dollar by 105.3%. The INDEC’s national CPI (as defined below) has registered an increase of 24.7% on a year-over-year comparison for 2017, and an increase of 47.6% for 2018.

On January 8, 2016, the new Argentine administration declared a state of administrative emergency for the national statistical system and the INDEC that remained in effect through December 31, 2016. Following the emergency declaration, the INDEC ceased publishing statistical data until a rearrangement of its technical and administrative structure was finalized. As of the date of this annual report, the INDEC has published certain revised data, including the Indice de Precios al Consumidor (Consumer Prices Index, or the “CPI”) monthly data since May 2016 and foreign trade and balance of payment statistics. On June 29, 2016, the INDEC published a report including revised GDP data for the years 2004 through 2015. On July 11, 2017, the INDEC started to publish the national CPI. The INDEC has since then published the national CPI for each month through March 2019.

Although reports published by the International Monetary Fund (IMF) stated that their staff used alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, which have shown inflation rates considerably higher than those published by the INDEC between 2007 and 2015, on November 9, 2016, the IMF Executive Board lifted its censure on Argentina, noting that Argentina had resumed the publication of data in a manner consistent with its obligations under the Articles of Agreement of the IMF. Future economic, social and political developments in Argentina, over which we have no control, could impair Arauco Argentina’s business, financial condition or results of operations. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina.”

Brazil

According to the Instituto Brasileiro de Geografia e Estatística (the Brazilian Institute of Geography and Statistics), Brazil’s GDP decreased in real terms by 3.6% during 2016, and increased in real terms by 1.0% in 2017. In 2018, Brazil’s GDP increased in real terms by 1.1%. In 2016, the Brazilian real appreciated against the U.S. dollar by 19.8% and in 2017 the Brazilian real depreciated against the U.S. dollar by 1.8%. In 2018, the Brazilian real depreciated against the U.S. dollar by 14.6%. See “Item 3. Key Information—Risk Factors—Risks Relating to Brazil.”

Uruguay

According to the Banco Central del Uruguay (the Central Bank of Uruguay), Uruguay’s GDP increased by 1.5% in real terms during 2016, and in 2017 and 2018 it grew in real terms at rates of 2.9% and 1.6%, respectively. In 2016, the Uruguayan peso appreciated against the U.S. dollar by 3.2% but in 2017 it depreciated against the U.S. dollar by 1.0%. In 2018, the Uruguayan peso depreciated against the U.S. dollar by 12.9%. See “Item 3. Key Information—Risk Factors—Risks Relating to Uruguay.”

United States

According to the U.S. Bureau of Economic Analysis, the United States GDP increased by 1.6% in real terms during 2016, and in 2017 and 2018 it grew in real terms at rates of 2.3% and 2.9%, respectively. See “Item 3. Key Information—Risk Factors—Risks Relating to the United States and Canada.”

Canada

According to the Bank of Canada, Canada’s GDP increased by 1.4% in real terms during 2016, and in 2017 and 2018 it grew in real terms at rates of 3.0% and 1.8%, respectively. The Canadian dollar depreciated against the U.S. dollar by 3.8% in 2016, 6.8% in 2017 and 6.9% in 2018. See “Item 3. Key Information—Risk Factors—Risks Relating to the United States and Canada.”

Exchange Rate Fluctuations

We generally express our export prices in U.S. dollars, whereas our domestic sales in Chile are priced in Chilean pesos except for pulp sales, which are priced in U.S. dollars; domestic sales in Brazil are priced in Brazilian reals and domestic sales in Argentina are priced in Argentine pesos except for pulp sales, which are priced in U.S. dollars. To the extent that the Chilean peso depreciates against the U.S. dollar, our domestic revenues may be adversely affected when expressed in U.S. dollars. The same effects may occur for our domestic sales in Argentina and Brazil for products sold in each of the respective local currencies.

The Chilean peso has been subject to devaluation in the past and could be subject to significant fluctuations in the future. During 2018, the value of the Chilean peso relative to the U.S. dollar decreased by 14.0% in nominal terms, based on the observed exchange rates on December 31, 2017 and December 31, 2018. The observed exchange rate on April 12, 2019, as published in the Official Gazette on April 15, 2019, was Ch$660.67 to U.S.$1.00. For information regarding historical rates of exchange in Chile from January 1, 2014, see “Item 3. Key Information—Exchange Rates.”

The effect of exchange rate fluctuations is partially offset by the fact that certain of our operating expenses are denominated in U.S. dollars (such as our freight costs and selling expenses in the form of commissions paid to our sales agents abroad) and a significant part of our indebtedness is denominated in U.S. dollars. As of December 31, 2018, our U.S. dollar-denominated indebtedness was U.S.$4.5 billion. In addition, if the U.S. dollar appreciates against the legal currency in any of our export markets, we must, from time to time, express our sales in that local currency to compete effectively.

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

In recent years, our revenues have been affected by price level volatility in the export market. The prices for each of our pulp, wood and forestry products depend on the markets in which they are sold. While prices are generally similar for a given product on a global basis, domestic market conditions affect prices in markets such as Asia, Europe and the United States.

The following table sets forth, for the periods indicated, average unit sales prices for our products.

	Year ended December 31,(1)
Product(2)	2018	2017	2016
	(U.S.$ per tonne)(3)
Pulp
Bleached pulp	795.6	619.7	549.5
Unbleached pulp	846.7	659.0	592.4
	(U.S.$ per cubic meter)(3)
Wood Products
Sawn timber	272.7	258.5	246.8
Remanufactured wood products	577.1	582.8	556.1
Plywood	480.7	420.5	402.4
Panels	318.9	337.7	322.6

Forestry Products
Logs	27.8	32.7	35.3

(1)	Calculated as average unit prices for the year based on our internally collected data.
(2)	Each category of product contains different grades and types and the shipping terms vary with the product, as well as the customer.
(3)	We generally quote our prices in U.S. dollars for export sales and in Chilean pesos, Argentine pesos or Brazilian reals, as applicable for domestic sales.

Pulp Prices

Overview

Historically, world pulp prices have been subject to significant fluctuations over relatively short periods of time. Pulp prices mainly depend on worldwide demand, world production capacity, worldwide pulp and paper inventory levels and availability of substitutes, and in general terms, are directly related to global economic growth. All of these factors are beyond our control. See “Item 3. Key Information—Risk Factors—Risks Relating to the Company— Fluctuations in market price for our products could adversely affect our financial condition, results of operations and cash flows”.

Prices for bleached grades of hardwood pulp, including eucalyptus, generally follow the same cyclical pattern as prices for NBSK, which is the benchmark for bleached softwood kraft pulp. However, the latter historically has had higher prices mainly due to lower global supply. Moreover, during the last five years, the majority of the added global pulp production capacity has been dedicated to the production of hardwood pulp, particularly eucalyptus pulp.

Prices for unbleached softwood market pulp also follow cyclical patterns related to worldwide demand, stock levels and supply. Based on information published by Hawkins Wright Ltd., unbleached softwood market pulp represents about 3.3% of the total wood pulp market. The majority of such pulp is sold in Asia, and its price does not necessarily follow the cycle of prices for NBSK or BEKP.

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

During 2017, average prices of BEKP and NBSK followed an upward trend, with NBSK reaching U.S.$999.63 per tonne at the end of the year, the highest level since 2011. BEKP prices increased significantly during 2017 reaching U.S.$979.31 at the end of the year (the rise in this type of fiber has reduced the gap between both fibers). Prices increased mainly because the expected capacity of the mill located in Indonesia was revised to 1.7 million tonnes for the next three to four years and the lower capacity of other existing mills due to operational problems. Demand had a steady rise during 2017, which also drove prices to reach higher levels.

During 2018, average prices of BEKP and NBSK followed an upward trend, slightly decreasing in the last part of the year, with NBSK reaching U.S.$1,200.02 per tonne and BEKP U.S.$1,025.73 per tonne. The positive trend during most of the year was mainly due to strong demand and stable capacity levels, while the slight decrease at the end of 2018 was mainly driven by the trade tensions between China and the United States.

Prices of NBSK(1)

The following table sets forth the prices for NBSK for the years indicated, as well as the variation with respect to the previous year, as listed on the NBSK index for the periods indicated:

List Price as of December 31,		Change YoY*
2015	808.36	(13.8)%
2016	808.83	0.7%
2017	999.63	23.6%
2018	1,200.02	20.0%

*	YoY means year over year

Prices of BEKP(1)

The following table sets forth the prices for BEKP for the years indicated, as well as the variation with respect to the previous year, as listed on the BEKP index for the periods indicated

List Price as of December 31,		Change YoY
2015	788.91	6.2%
2016	652.58	(17.3)%
2017	979.31	50.1%
2018	1,025.73	4.7%

(1)	Source: RISI.

Prices of UKP

The following table sets forth the market price of UKP for the years indicated, as well as the variation with respect to the previous year:

Price as of December 31,		Change YoY
2015	601.70	(7.5)%
2016	573.82	(4.6)%
2017	768.03	33.8%
2018	853.77	11.2%

Source: Arauco.

Forestry and Wood Products Prices

Over the last five years, the average prices for our forestry and sawn timber products have fluctuated significantly, reflecting the effect on demand of global economic developments.

During 2014, the sawn timber market improved, with increased demand that permitted the sales mix and prices to improve compared to 2013. Asian markets, in particular Japan, South Korea and China followed this positive trend. The North American market, despite an improvement in the Housing Starts index, did not show significant improvement, even though prices rose in our solid wood moldings business. Also, our MDF and PBO sales in North America had positive and stable price levels. In Brazil, our panels business had relatively stable price levels in Brazilian reals.

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

During 2017, average prices for our wood products division increased by 5.1% compared to 2016. The panels market increased in average prices and sales volume by 4.7% and 2.4% respectively compared to 2016. Our sawn timber average prices increased by 4.7% compared to 2016, offset by a decrease of 5.3% in sales volume. North American market demand improved in 2017 fueled by the construction and retail sectors. The Brazilian market has been recovering slowly after the economic and political crisis. The Argentine market has improved in sales volume. Despite the new MDF mills in Brazil and Mexico that increased competition, we were able to maintain and increase prices in some markets. With the acquisition of the assets of Masisa in Brazil, we expect to consolidate our position in the market.

During 2018, average prices of our wood products decreased by 1.7% compared to 2017. The panels market showed a decrease in average prices by 5.6% while sales volumes showed an increase of 11.2%. The downward trend in prices was explained by an oversupply mainly from Brazil, Chile, the United States and Asia, and seasonality in the northern hemisphere. Sawn timber had a 5.5% increase in average prices throughout 2018, partially offset by a slight decrease in sales volume of 2.9%, which was mainly explained by lower demand from China, which in turn is related to the uncertainty surrounding the trade tensions between this country and the United States.

Prices for our forestry and sawn timber may decline in the future. Our results of operations may be materially affected if the prices of our products decline from current levels.

Costs

Our major costs of sales are the following:

•	timber,

•	harvesting (forestry works),

•	maintenance,

•	chemicals,

•	depreciation and amortization, and

•	energy and fuel.

Our major administrative and selling expenses are wages and salaries, traffic, shipping and freight costs, information technology (IT) expenses, insurance expenses and commissions.

Our property, plant and equipment are depreciated on a straight-line basis over the remaining useful lives of the underlying assets. However, the amount of such depreciation that relates to our fixed production assets, such as pulp mills, panels mills and sawmills, is allocated to finished goods held as inventories and accumulates until charged to cost of sales when the finished goods are sold. Forests and land are not depreciated. For additional information relating to the accounting treatment of our biological assets, see “—Critical Accounting Policies—Biological Assets.”

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

In 2016, our cost of sales decreased by 0.4% when compared to 2015. The cost of chemical products and energy and fuels for use during our production process decreased by 11.2% and 18.9% respectively, in each case compared to 2015. Energy prices followed a downward trend during the entire 2016, while fuel prices continued at levels much lower than their historical average (despite certain recovery in price levels during the second half of the year). Lower forestry labor costs also allowed for lower total cost of sales. A partially offsetting factor was the cost of timber which increased by 14.7% mostly as a result of our increase in sales volume in our pulp segment by 4.0% and an increase in the fair value cost of timber harvested by 10.9%.

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

In 2018, our costs of sales increased by 4.1% compared to 2017. The main reason was the 8.3% increase in the cost of chemical products used in our production processes. Additionally, the cost of forestry labor increased by 6.5% compared to 2017, and other raw materials costs were 21.1% higher. These higher costs were partially offset by a 4.7% decrease in the cost of wood and a 18.3% decrease in costs of electricity.

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

Biological Assets

IAS 41 requires that biological assets, such as standing trees, are shown on the statement of financial position at fair value. Our forests are thus accounted for at fair value minus estimated point-of-sale costs at harvest, considering that the fair value of these assets can be measured reliably.

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

Litigation and Contingencies

Arauco, its subsidiaries and our Uruguayan joint operation Montes del Plata are subject to certain ongoing lawsuits, the future effects of which need to be estimated by our management in collaboration with our legal advisors. See “Item 3. Key Information—Risk Factors—Risks Relating to the Company—We have been subject to legal proceedings related to our mills which could adversely affect our business, financial condition, results of operations and cash flows” and “Item 8. Financial Information—Legal Proceedings.” See Note 18 to our audited consolidated financial statements.

Recently Issued Accounting Standards

Note 1 to our audited consolidated financial statements discusses new standards, interpretations and amendments that are mandatory for the first time for the annual period beginning on January 1, 2018 and also the new standards, interpretations and amendments, the application of which is not yet mandatory, which have not been adopted in advance.

Results of Operations

The following table provides a breakdown of our financial results of operations and sales volumes as of and for the years ended December 31, 2016, 2017 and 2018. The table and the discussion that follows are based on and should be read in conjunction with our audited consolidated financial statements, including the notes thereto, as of and for the years ended December 31, 2016, 2017 and 2018 included elsewhere herein. The audited consolidated financial statements included herein are prepared in U.S. dollars and in accordance with IFRS.

	For the year ended December 31,
	2018			2017			2016
	Sales	%	Volume	Sales	%	Volume	Sales	%	Volume
	(in millions of U.S. dollars, except where indicated)
Revenue
Pulp
Bleached pulp(1)	2,536.9	42.6	3,188.6	2,062.4	39.4	3,327.8	1,780.6	37.4	3,240.8
Unbleached pulp(1)	418.4	7.0	494.2	293.3	5.6	445.1	260.5	5.5	439.7

Total	2,955.3	49.6	3,682.7	2,355.7	45.0	3,772.9	2,041.1	42.9	3,680.5

Wood Products
Panels(2)	1,725.1	29.0	5,410.0	1,643.3	31.4	4,866.2	1,533.6	32.2	4,753.9
Sawn timber(2)	487.7	8.2	1,788.4	476.1	9.1	1,841.6	479.8	10.1	1,943.8
Remanufactured wood products(2)	252.6	4.2	437.7	259.3	5.0	445.0	245.5	5.2	441.6
Plywood	255.5	4.3	531.6	238.2	4.5	566.5	226.9	4.8	563.9

Total	2,721.0	45.7	8,167.8	2,616.9	50.0	7,719.3	2,485.8	52.2	7,703.2

Forestry
Logs, net(2)	71.9	1.2	2,539.9	72.6	1.4	2,223.7	63.1	1.3	1,787.5
Chips	31.4	0.5	546.0	25.2	0.5	443.4	20.8	0.4	366.2
Other	4.1	0.1	0.1	8.2	0.1	5.2	6.1	0.1	7.8

Total	107.4	1.8	3,086.0	106.0	2.0	2,672.3	90.0	1.9	2,161.5

Energy	86.7	1.5		93.8	1.8		103.4	2.2
Other	84.4	1.4		65.9	1.2		41.1	0.9

Total revenue	5,954.8	100		5,238.3	100		4,761.4	100

Cost of sales
Timber	(691.1)			(725.1)			(736.4)
Forestry labor costs	(672.2)			(631.3)			(600.3)
Maintenance costs	(280.7)			(262.8)			(313.5)
Chemical costs	(560.2)			(517.5)			(479.3)
Depreciation	(377.6)			(389.8)			(378.0)
Other costs of sales	(1,140.9)			(1,048.0)			(991.4)

Total cost of sales	(3,722.7)			(3,574.5)			(3,498.9)

Gross profit	2,232.1	37.5%		1,663.8	31.8%		1,262.5	26.5%
Other income	124.3			111.5			257.9
Distribution costs	(556.8)			(523.3)			(496.5)
Administrative expenses	(561.3)			(521.3)			(474.5)
Other expenses	(95.9)			(240.1)			(77.4)
Other income (loss)	14.2			—			—
Financial income	20.9			19.6			29.7
Financial costs	(214.8)			(287.9)			(258.5)
Share of profit (loss) of associates and joint ventures accounted for using equity method	17.2			17.0			23.9
Exchange rate differences	(26.5)			0.1			(3.9)
Income before income tax	953.5			239.4			263.2
Income tax	(226.8)			31.0			(45.6)
Net income	726.8			270.4			217.6

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

Year Ended December 31, 2017 Compared to Year Ended December 31, 2018

Revenue

Revenues increased by 13.7% from U.S.$5,238.3 million in 2017 to U.S.$5,954.8 million in 2018, primarily as a result of:

•	a 25.5%, or U.S.$599.6 million, increase in revenues from pulp;

•	a 4.0%, or U.S.$104.1 million, increase in revenues from wood products;

•	a 1.3%, or U.S.$1.4 million, increase in revenues from forestry products

Pulp. Revenues from bleached and unbleached pulp increased by 25.5% from U.S.$ 2,355.7 million in 2017 to U.S.$2,955.3 million in 2018, reflecting a 28.5% increase in average prices, partially offset by a 2.4% decrease in sales volume. Sales of bleached pulp increased by 23.0% due to a 28.4% increase in average prices, partially offset by a 4.2% decrease in sales volume. Revenues from unbleached pulp increased by 42.6% during 2018, mainly due to a 28.5% increase in average prices and a 11.0% increase in sales volume. Prices for both types of fiber (softwood and hardwood) showed a similar upward trend throughout most of 2018, and demand remained stable until the last quarter. By the end of the year, both prices and demand were impacted by the effects of the trade tensions between China and the United States.

Wood products. Revenues from wood products increased by 4.0% from U.S.$2,616.9 million in 2017 to U.S.$2,721.0 million in 2018, primarily due to a 5.8% increase in sales volume, partially offset by a slight average price decrease of 1.7%.

Panel products sales had a 5.0% increase compared to 2017, driven by a 11.2% increase in sales volume, which was partially offset by an average price decrease of 5.6%.

Revenues from sawn timber increased by 2.4%, from U.S.$476.1 million in 2017 to U.S.$487.7 million in 2018 due to a 5.5% increase in average prices, partially offset by a 2.9% decrease in sales volume. Trade tension between China and the United States resulted in lower demand during the second half of 2018 from the Asian markets. Plywood revenues increased by 7.3% from U.S.$238.2 million in 2017 to U.S.$255.5 million in 2018, mainly due to a 14.3% increase in average prices, slightly offset by 6.2% decrease in sales volume.

Forestry products. Revenues from forestry products increased by 1.3% from U.S.$106.0 million in 2017 to U.S.$107.4 million in 2018. This increase was primarily the result of a U.S.$6.2 million increase in chips sales partially offset by a slight decrease in logs sales of 1.1%, explained by a U.S.$3.2 million decrease in sawlogs sales.

Other revenue. Revenues from other sources, consisting mainly of sales of energy, chemicals and other services, increased by 7.1% from U.S.$159.7 million in 2017 to U.S.$171.1 million in 2018, primarily as a result of a U.S.$18.5 million increase in other export sales of fire-damaged wood. This was partially offset by a U.S.$7.0 million decrease in energy sales.

Cost of sales

Cost of sales increased by 4.1% from U.S.$3,574.5 million in 2017 to U.S.$3,722.7 million in 2018, primarily as a result of a 8.3% increase in chemical products and a 6.5% increase in forestry labor cost due to higher production. These increased costs were partially offset by a 4.7% decrease in the cost of timber.

Gross Profit

As a percentage of total revenue, our gross profit increased from 31.8% in 2017 to 37.5% in 2018, primarily as a result of a 13.7% increase in sales revenue, while cost of sales rose slightly by 4.1%.

Other income

Other income increased by 11.5% from U.S.$111.5 million in 2017 to U.S.$124.3 million in 2018. This was mainly due to compensations received in our energy business of U.S.$4.6 million and an increase of profits from changes in the fair value of our biological assets of U.S.$1.4 million.

Distribution costs

Distribution costs increased by 6.4% from U.S.$523.3 million in 2017 to U.S.$556.8 million in 2018, primarily due to an increase of 7.6%, or U.S.$31.1 million in total freight costs. This increase was mainly explained by higher freight tariffs in the United States (due to a certified truck driver shortage), and higher sales volume. As a percentage of revenue, distribution costs remained fairly stable at 9.4% in 2018, compared to 10.0% in 2017.

Administrative expenses

Administrative expenses increased by 7.7% from U.S.$521.3 million in 2017 to U.S.$561.3 million in 2018. As a percentage of revenue, administrative expenses remained stable at 9.4% in 2018, compared to 10.0% in 2017.

Other expenses

Other expenses decreased by 60.0% from U.S.$240.2 million in 2017 to U.S.$95.9 million in 2018 due to lower forestry fires in comparison with the ones affecting our forests during 2017.

Other income (loss)

Other income (loss) reached U.S.$14.2 million in 2018, explained by a profit due to bargain acquisition recognized following the acquisition of Masisa’s assets in Brazil.

Finance costs

Finance costs decreased by 25.4%, from U.S.$287.9 million in 2017 to U.S.$214.8 million in 2018, primarily due to lower incurred costs compared to 2017 when we repurchased our Notes due in 2019, 2021 and 2022, including a premium payment that amounted to approximately U.S.$60 million.

Exchange rate differences

Losses from exchange rate differences totaled U.S.$26.5 million in 2018 compared to the U.S.$0.1 million gain in 2017. These losses were primarily due to the depreciation of the Argentine peso, the Brazilian real and the Chilean peso. See “—Economic Indicators in Chile, Argentina, Brazil, Uruguay, the United States and Canada.”

Income tax

We recorded an income tax expense of U.S.$226.8 million in 2018 compared to a gain of U.S.$31.0 million in 2017. This increase was attributable to our higher income from operational activities in 2018, which is mainly explained by higher revenues in Chile by 18.5%. During 2017 we had a positive effect in deferred taxes, as a result of tax rate reductions in the United States and Argentina which accounted for U.S.$17.6 million and U.S.$62.7 million, respectively.

Net income

Net income in 2018 increased by 168.8% from U.S.$270.4 million in 2017 to U.S.$726.8 million in 2018. This is explained by higher sales in our different business segments, which in the aggregate increased our gross profit by 34.2% or U.S.$568.3 million, as well as a decrease in financial costs and other operating expenses, all of which was partially offset by higher income tax losses.

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

Forestry products. Revenues from forestry products increased by 17.8% from U.S.$90.0 million in 2016 to U.S.$106.0 million in 2017. This increase was primarily the result of a U.S.$9.6 million increase in logs sales, driven in turn by a U.S.$8.2 million increase in sales in sawlogs, and a U.S.$1.4 million increase in sales in pulplogs.

Other revenue. Revenues from other sources, consisting mainly of sales of energy and chemicals, increased by 10.5% from U.S.$144.5 million in 2016 to U.S.$159.7 million in 2017. This was primarily the result of a U.S.$24.9 million increase in other services, partially offset by a U.S.$ 9.6 million decrease in energy sales.

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

Distribution costs

Distribution costs increased by 5.4% from U.S.$496.5 million in 2016 to U.S.$523.3 million in 2017, primarily due to an increase of 7.0%, or U.S.$26.9 million, in total freight costs. This increase was explained by an increase in sales volume in our pulp division. As a percentage of revenue, distribution costs remained fairly stable, at 10.0% in 2017, compared to 10.4% in 2016.

Administrative expenses

Administrative expenses increased by 9.9% from U.S.$474.5 million in 2016 to U.S.$521.3 million in 2017. As a percentage of revenue, administrative expenses remained stable at 10.0% in 2017 and 2016.

Other expenses

Other expenses increased by 210.3% from U.S.$77.4 million in 2016 to U.S.$240.2 million in 2017 due to the forestry fires that affected our forest during 2017. Loss totaled approximately U.S.$173.1 million net of U.S.$35.0 million that we received from the insurance company; thereby the loss was U.S.$138.1 million.

Finance costs

Finance costs increased by 11.4%, from U.S.$258.5 million in 2016 to U.S.$287.9 million in 2017. This increase is explained by our repurchase of Notes due in 2019, 2021 and 2022 in November 2017. The costs incurred in the repurchase primarily included a premium payment that amounted to approximately U.S.$60 million. During 2017 we continued to focus on our deleveraging process.

Exchange rate differences

Gains from exchange rate differences totaled U.S.$0.1 million in 2017, compared to the U.S.$3.9 million loss that we had in 2016. This was primarily due to the appreciation of the Chilean peso which increased our cash and cash equivalents and outstanding debt in this currency. See “—Economic Indicators in Chile, Argentina, Brazil, Uruguay, the United States and Canada.”

Income tax

We recorded an income tax gain of U.S.$31.0 million in 2017 compared to an expense of U.S.$45.6 million in 2016. This increase is attributable to lower income before tax and the effect in deferred taxes a result of the tax rate reduction in United States and Argentina which accounted for U.S.$17.6 million and U.S.$62.7 million.

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

We also have access to two committed credit facility lines, which total U.S.$314.4 million. The first line has an available amount of UF 2,885,000, or approximately U.S.$114.4 million and expires on January 29, 2020. The second line has a maximum available amount of U.S.$200.0 million and expires on March 27, 2020. As of the date of this annual report, Arauco has not used any of these committed credit facility lines.

Cash Flow from Operating Activities

Our net cash flow provided by operating activities was U.S.$1,280.9 million in 2018 and U.S.$1,072.4 million in 2017. This increase was principally due to a U.S.$621.1 million increase in sales of goods and services, partially offset by a U.S.$449.0 million increase in payments to suppliers and employees.

Our net cash flow provided by operating activities was U.S.$1,072.4 million in 2017 and U.S.$773.6 million in 2016. This increase was principally due to a U.S.$488.2 million increase in our collection of sales of goods and services, partially offset by a U.S.$104.0 million increase in other payments for operating activities.

Cash Flow Used in Investing Activities

Our net cash used in investing activities was U.S.$893.9 million in 2018 and U.S.$633.3 million in 2017. This increase was principally due to an increase in capital expenditures of 50.8%, or U.S.$227.7 million, mainly as a result of purchases of property, plant and equipment. Capital expenditures in 2018 included U.S.$196.6 million in the “MDP Grayling” project in Michigan (United States), U.S.$124.9 million in the “MAPA” project, U.S.$52.9 million in the “Dissolving Pulp” project and U.S.$16.2 million in the water treatment plant in the Arauco mill.

Our net cash used in investing activities was U.S.$633.3 million in 2017 and U.S.$640.2 million in 2016. This decrease was principally due to a decrease in capital expenditure, mainly as a result of U.S.$15.9 million increase in cash flows used to purchase in associates. Capital expenditures in 2017, included U.S.$183.4 million in the “MDP Grayling” project in Michigan, U.S.$179.2 million in plantations and U.S.$26.9 million in the water treatment plant in the Arauco mill.

Cash Flow from Financing Activities

Our net cash provided by financing activities was U.S.$129.8 million in 2018, compared to the U.S.$439.1 million used in 2017. During 2018, we received U.S.$863.6 million in loan proceeds, and we paid U.S.$475.2 million of principal of and interest on our debt. In addition, we paid U.S.$257.4 million in dividends.

Our net cash provided by financing activities was U.S.$439.1 million in 2017, compared to U.S.$38.5 million used in 2016. During 2017, we received U.S.$1,312.5 million in loan proceeds, and we paid U.S.$1,627.7 million of principal of and interest on our debt, including U.S.$877.0 million in a U.S. dollar-denominated bonds, U.S.$270.0 million in a U.S. dollar-denominated bond of our subsidiary Arauco Argentina, and U.S.$100.0 million in the prepayment of debt of a credit loan. In addition, we paid U.S.$121.6 million in dividends.

We believe that cash flow generated by operations, cash balances, borrowings from commercial banks and debt offerings in the domestic and international capital markets will be sufficient to meet our working capital, debt service and capital expenditure requirements for the foreseeable future. See “Item 4.—Information on our Company—Capital Expenditures.”

Contractual Obligations

As is customary practice in the pulp industry, we generally do not have long-term sales contracts with our customers; rather, we maintain relationships with our customers, with whom we reach agreements from time to time on specific volumes and prices.

The following table sets forth certain contractual obligations as of December 31, 2018, and the period in which the contractual obligations come due.

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in thousands of U.S. dollars)
Debt obligations (1)	504,920	957,724	932,115	2,632,108	5,026,867
Purchase obligations (2)	352,449	370,427			722,876
Capital (finance) lease obligations	30,916	26,296	10,975		68,187

Total	888,285	1,354,447	943,090	2,632,108	5,817,930

(1)

Includes estimated interest payments related to debt obligations based on market values as of December 31, 2018. In the case of floating rate debt, interest rate is calculated using the current index setting in place as of December 31, 2018, and assume no changes in the year-end index for any of the future periods. The interest rate on our floating rate debt is determined principally by reference to the London inter-bank offered rate (LIBOR), and as of December 31, 2018, the average spread for our U.S. dollar floating rate debt over six-month LIBOR was 1.50%. Approximately 15.6% of our total debt is floating rate debt as December 31, 2018.

(2)

Excludes contracts entered into with independent contractors to perform operations on our behalf. Our payment obligations under such contracts are not pre-determined, but rather depend on the performance of certain variables. Accordingly, we cannot quantify our contractual obligations under such contracts.

Investing Activities

During 2018, our main investment activities were investments in projects; sustaining our panel, sawmill and pulp mills, and sustaining our biological assets. The project capitalization investments included primarily:

•	U.S.$219.0 million invested in the “MDP Grayling” project;

•	U.S.$128.1 million invested in the “MAPA” project; and

•	U.S.$65.0 million invested in the “Dissolving Pulp” project in the Valdivia mill.

Financing Activities

During 2018, our principal financing activities were as follows:

On October 25, 2018, we issued two series of bonds in the local capital markets for a total amount of U.S.$337.2 million. The amount of the issuance of the 10-year Series was UF 3.0 million, equivalent to U.S.$119.0 million as of December 31, 2018, while the amount of the 25-year series was UF 5.5 million, equivalent to U.S.$218.2 million as of December 31, 2018. The proceeds from the issuance were used for the financing of the MAPA project.

On September 27, 2018, we refinanced U.S.$200 million of a loan due in September 28, 2018, extending the final maturity date to September 2023.

As of December 31, 2018, the current portion of our bank debt was U.S.$215 million of which 96.8% was U.S. dollar-denominated. As of December 31, 2018, our total non-current portion of our bank debt was U.S.$725.4 million of which 98.9% was U.S. dollar-denominated.

As of December 31, 2018, we also had total capital markets borrowings (including the current portion of such debt) of U.S.$3.5 billion, 58.9% of which were U.S. dollar-denominated.

As of December 31, 2018, the weighted average maturity of our non-current debt was 8.96 years. The interest rate on our floating rate debt is determined principally by reference to the London inter-bank offered rate (LIBOR), and as of December 31, 2018, the average spread for our U.S. dollar floating rate debt over six-month LIBOR was 1.50%. As of December 31, 2018, the average interest rate for our U.S. dollar fixed rate debt was 4.75%. These average rates do not reflect the effect of swap agreements.

As of December 31, 2018, we guaranteed obligations of U.S.$322.2 million related to Montes del Plata, U.S.$287.0 million related to Flakeboard America and U.S.$15.2 million related to Arauco Forest Brazil and Mahal.

The instruments and agreements governing our bank loans and local bonds set limits on our incurrence of debt and liabilities through the use of financial covenants. The principal financial covenants contained in the bank loan agreements in effect on December 31, 2018 are as follows:

•	Our debt to equity ratio must not exceed 1.2:1; and

•	Our interest coverage ratio must not be less than 2:1.

The principal financial covenant contained in the local bond agreements is:

•	Our debt to equity ratio must not exceed 1.2:1.

We were in compliance with all bank loan and bond covenants as of December 31, 2018. Our U.S. dollar-denominated bonds do not contain financial covenants.

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

The treasury activities of our Uruguayan joint operations are governed by a corporate financial policy approved by its board of directors based on the same principles underlying our cash and deposits policy. In addition, the Uruguayan joint operations are supervised by a financial committee integrated by members of both shareholders’ finance departments.

The treasury activities of Sonae Arauco, our joint venture with Sonae, are governed by a corporate financial policy approved by its board of directors, based on the same principles underlying our cash and deposits policy. In addition, they are supervised by a financial committee integrated by members of both shareholders.

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

Cross Currency Swap Agreements

We have outstanding the following cross currency swap agreements in Chile to hedge our local bonds issued in UF:

Bank	UF Notional Amount	U.S.$ Notional Amount	Hedging Start Date	Maturity
Deutsche—U.K.	1,000,000	43,618,307	10-30-2011	10-30-2021
JP Morgan—N.A.	1,000,000	43,618,307	10-30-2011	10-30-2021
Deutsche—U.K.	1,000,000	37,977,065	04-30-2014	04-30-2019
Scotiabank—Chile Scotiabank—Chile	1,000,000 1,000,000	38,426,435 38,378,440	10-30-2014 10-30-2014	04-30-2023 04-30-2023
Santander—Chile	1,000,000	37,977,065	10-30-2014	04-30-2023
BCI—Chile	1,000,000	37,621,562	10-30-2014	04-30-2023
Corpbanca—Chile	1,000,000	42,864,859	09-01-2010	09-01-2020
Scotiabank—Chile	1,000,000	42,864,859	09-01-2010	09-01-2020
Deutsche—U.K.	1,000,000	42,864,859	09-01-2010	09-01-2020
Santander—Spain	1,000,000	42,873,112	09-01-2010	09-01-2020
Scotiabank—Chile	1,000,000	42,864,257	09-01-2010	09-01-2020
Corpbanca—Chile	1,000,000	46,474,122	05-15-2012	11-15-2021
JP Morgan—N.A.	1,000,000	47,163,640	11-15-2012	11-15-2021
Scotiabank—Chile	1,000,000	42,412,852	11-15-2013	11-15-2023
Santander—Chile	1,000,000	41,752,718	11-15-2013	11-15-2023
Deutsche—U.K.	1,000,000	41,752,718	11-15-2013	11-15-2023
Santander—Chile	3,000,000	128,611,183	10-01-2014	04-01-2024
JP Morgan—U.K.	1,000,000	43,185,224	10-01-2014	04-01-2024
Corpbanca—Chile	1,000,000	43,277,070	10-01-2014	04-01-2024
BCI—Chile	625,000	26,990,765	10-01-2014	04-01-2021
BCI—Chile	625,000	26,997,935	10-01-2014	04-01-2021
Santander—Chile	5,000,000	201,340,031	11-15-2016	11-15-2026
Banco de Chile—Chile	954,545	36,250,835	04-30-2019	10-30-2029
Goldman Sachs—N.A.	1,000,000	40,521,750	10-10-2018	10-10-2028
Goldman Sachs—N.A.	1,000,000	40,066,555	10-10-2018	10-10-2028
Scotiabank—Chile	1,000,000	40,537,926	10-10-2018	10-10-2028
Santander—Chile	3,000,000	118,400,504	10-10-2018	10-10-2038
Santander—Chile	2,500,000	97,971,786	10-10-2018	10-10-2038
TOTAL	37,704,545	1,555,656,742

These cross-currency swap agreements allow us to hedge our currencies exposures regarding exchange rates. Through these agreements, we receive cash flows in UF, which allow us to comply with the terms of our outstanding bonds and pay fixed amounts in U.S. dollars, the currency in which a significant amount of our assets and sales are denominated.

The aggregate fair value of our cross-currency swap agreements as of December 31, 2018, represented a liability of U.S.$51.2 million as compared to December 31, 2017, when they represented an asset of U.S.$47.5 million.

Interest Rate Swap Agreements

We have outstanding the following interest rate swap agreements to hedge fluctuations in floating rates for long-term debt in Uruguay:

Bank	Currency	U.S.$ Notional Amount
DNB Bank ASA	USD	42,198,006	(1)

(1)	U.S.$ notional amount includes multiple contract agreements.

The fair value of this agreement as of December 31, 2018, represented an asset of U.S.$936,000 for Arauco. The fair value shown in the table above is 50% of total fair value, since these agreements were entered into by Montes del Plata (of which Arauco owns 50% of its shares).

Forward Agreements

As of December 31, 2018, we have outstanding forward agreements in Colombia and Uruguay to hedge fluctuations in their respective local currencies, as follows:

Bank	Exchange Rate	U.S.$ Notional Amount		Hedging Start Date	Maturity
Corpbanca Colombia	USD-COP	1,500,000		10-31-2018	01-09-2019
Corpbanca Colombia	USD-COP	1,700,000		11-26-2018	02-12-2019
Corpbanca Colombia	USD-COP	1,600,000		12-20-2018	03-12-2019
Banco Santander Uruguay	USD-UYU	14,880,000	(1)	—	—
HSBC Uruguay	USD-UYU	11,610,000	(1)	—	—
Citibank U.K.	USD-UYU	4,425,000	(1)	—	—

(1)	U.S.$ notional amount includes multiple contract agreements.

The fair value of these agreements as of December 31, 2018, represented an asset of U.S.$613,000 for Arauco, which includes the Colombian forward agreements and the 50% of total fair value of the forward agreements entered into by Montes del Plata (of which Arauco owns 50% of its shares).

Commodity Swap Agreements

We have also analyzed our exposure to risks associated with fluctuations in the prices of commodities, including fuel oil. As of December 31, 2018, we had outstanding the following commodity swap agreements to hedge fluctuations in the prices of fuel oil in Uruguay:

Bank	Exchange Rate	U.S.$ Notional Amount
JPMorgan Chase Bank, N.A.	Fuel Oil No. 6	6,189,275	(1)
DNB Bank ASA	Fuel Oil No. 6	4,836,938	(1)
Citibank U.K.	Fuel Oil No. 6	401,075	(1)

(1)	U.S.$ notional amount includes multiple contract agreements.

The fair value of these agreements as of December 31, 2018, represented a liability of U.S.$1.4 million for Arauco. The fair value shown in the table above is 50% of total fair value, since these agreements were entered into by Montes del Plata (of which Arauco owns 50% of its shares).

RESEARCH AND DEVELOPMENT

We spent U.S.$10.0 million in 2016, U.S.$9.8 million in 2017 and U.S.$12.0 million in 2018 on research and development. We conduct our principal research and development programs through our subsidiary, Bioforest, which concentrates its efforts on applying and implementing advanced technologies to the specific characteristics of our forests and mills.

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

TREND INFORMATION

During the end of 2018, pulp demand decreased due to higher inventories of paper producers who decreased their exports as a result of the trade tensions between China and the United States, which led to a decrease in pulp prices. During January and February 2019, prices remained stable. After the Chinese New Year, at the beginning of February, paper producers reduced their inventories and pulp demand started to restore.

From December 31, 2018 through April 2, 2019, prices for bleached softwood kraft pulp decreased by 8.2%, reaching U.S.$1,101.9 per tonne in NBSK index, while prices for bleached hardwood kraft pulp decreased by 5.4%, to U.S.$970.8 per tonne in the BEKP index. During the first quarter of 2019, pulp demand in Europe was lower, following the Asian trend seen at the end of 2018. The Asian market showed a stable demand as it was expected. For the rest of 2019, we expect no significant capacity scheduled to enter the market.

Regarding wood products segment, we expect demand from the northern hemisphere will be stable this year, which will also depend on the trade tensions development. In addition, the Housing Starts index in the United States market appears to maintain a healthy trend in the first quarter of 2019. Likewise, Mexico has showed stable demand levels and a positive trend is expected for 2019. In Brazil, there are favorable economic prospects and volume sales are expected to be balanced between local sales and exports. Argentina is a market that is going through a difficult economic situation, which has affected margins and it is believed that the current situation is not going to improve in the first quarter of 2019. However, in this country, commercial strategies are already being considered for the next months.

Sales of remanufactured wood and sawn timber products, in general, are expected to remain stable even though there is currently an oversupply from Latin American and U.S. competitors, which may also affect prices. The market situation in Asia and Oceania is expected to be better after trade tensions are resolved, which may result in a recovery of demand and stabilize prices.

For more information regarding trends in our business, see “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition, Results of Operations and Cash Flows s—Overview” and “—Exchange Rate Fluctuations.” For risks affecting our business, see “Item 3. Key Information—Risk Factors.”

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

Our current directors are listed below.

Name	Years as Director	Position	Age
Manuel Bezanilla	32	Chairman	74
Roberto Angelini	32	First Vice-Chairman	70
Jorge Andueza	25	Second Vice-Chairman	70
Alberto Etchegaray	25	Director	73
Eduardo Navarro	11	Director	53
Timothy C. Purcell	14	Director	59
Franco Mellafe	4	Director	43
Juan Ignacio Langlois	3	Director	51
Jorge Bunster(1)	18	Director	66

(1)	Jorge Bunster was Director from 1996-2010. He rejoined the Board of Directors in April 2017.

Included below are brief biographical descriptions of each of our directors.

Manuel Bezanilla became a Director on April 30, 1986 and became Chairman of the Board of Directors on April 23, 2013. He served as Second Vice-Chairman of the Board of Directors from May 4, 2007 to April 23, 2013. He is also a partner of the law firm Portaluppi, Guzmán y Bezanilla. He serves as Chairman of the board of Forestal Arauco and serves as a member of the boards of directors of Empresas Copec, COPEC, Pesquera Iquique-Guanaye S.A., AntarChile and Inversiones Siemel S.A. Mr. Bezanilla holds a law degree from the Catholic University of Chile.

Roberto Angelini became a Director on April 30, 1986 and became First Vice-Chairman of the Board of Directors on May 4, 2007. He served as Vice-Chairman of the Board of Directors from April 18, 1991 to January 4, 2005, when he voluntarily resigned, and as Second Vice-Chairman of the Board of Directors from January 27, 2005 to May 4, 2007. He serves as Chairman of the board of directors of Empresas Copec, COPEC, AntarChile, Corpesca S.A., Pesquera Iquique-Guanaye S.A., Inversiones Alxar S.A. and Servicios Corporativos Sercor S.A. He also serves as a member of the boards of directors of Forestal Arauco, Empresa Pesquera Eperva S.A., Orizon S.A., Cumbres Andinas S.A.C. and Inversiones Siemel S.A. Mr. Angelini holds a degree in civil engineering from the Catholic University of Chile.

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

Alberto Etchegaray became a Director on April 11, 1994 and served as Chairman of the Board of Directors from January 4, 2005 to May 4, 2007, when he voluntarily resigned. He is also a partner of Domet Ltda., Vice Chairman of the Board of Directors of Salfacorp S.A., and serves as a member of the board of directors of Compañía de Seguros Confuturo S.A. and Compañía de Seguros Corpseguros S.A. He served as the Chilean Minister of Housing for four years. Mr. Etchegaray holds a degree in civil engineering from the Catholic University of Chile.

Eduardo Navarro became a Director on September 25, 2007. He is also the Chief Executive Officer of Empresas Copec S.A., the Chief Executive Officer of Pesquera Iquique-Guanaye S.A., and serves as chairman of the board of Abastible S.A. and a member of the board of directors of COPEC, Solgas S.A., Duragas S.A., Corpesca S.A., Orizon S.A., Inversiones Alxar S.A., Inversiones Laguna Blanca S.A., Cumbres Andinas S.A.C. and Inversiones del Nordeste. Mr. Navarro holds degrees in commercial engineering and economics, and a master’s degree in economics, all from the Catholic University of Chile.

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

Jorge Bunster served as a member of the Board of Directors of the Company between April 1994 and March 2010, when he voluntarily resigned to assume the position of Vice Minister of Foreign Trade at the Ministry of Foreign Affairs of Chile, and subsequently, on April 2012, as Minister of Energy until March of 2014. Mr. Bunster serves as a member of the boards of directors of COPEC, Orizon S.A. and Empresa Pesquera Eperva S.A. Mr. Bunster holds degrees in commercial engineering and economics from the Catholic University of Chile and a master’s degree in business administration from IESE, Navarra University, Spain.

Executive Officers

Our executive officers are appointed by the Board of Directors and hold office at its discretion. Our current principal executive officers and the directors of each area or department are listed below.

Name	Years with Arauco	Position	Age
Matías Domeyko (1)	32	Chief Executive Officer	57
Cristián Infante	23	President & Chief Operating Officer	52
Gianfranco Truffello	24	Chief Financial Officer	50
Robinson Tajmuch	28	Senior Vice-President Comptroller	62
Iván Chamorro	18	Senior Vice-President Human Resources & EHS	45
Franco Bozzalla	29	Senior Vice-President Wood Pulp & Energy	56
Charles Kimber	33	Senior Vice-President Commercial & Corporate Affairs	57
Antonio Luque	26	Senior Vice-President Wood Products	62
Camila Merino	8	Senior Vice-President Forestry	51
Gonzalo Zegers	11	Senior Vice-President International & Business Development	58
Felipe Guzmán	11	General Counsel	49
Pablo Franzini	14	Senior Vice-President International	44

(1)	Matías Domeyko worked at Arauco from 1987 to 1994. He rejoined Arauco in 1997.

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

Antonio Luque is the Senior Vice-President Wood Products of Arauco. He joined Arauco in 1993. Before joining Arauco, he was the General Manager of Cabildo S.A. and a research engineer at Compañía Industrial. Mr. Luque holds a degree in civil engineering from the University of Chile.

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

Pablo Franzini is Arauco’s Senior Vice President International. He has worked in the Company since 2005, performing in the financial, logistic and commercial areas of Arauco in Argentina, and later held the position of Managing Director at Arauco Brasil. He is a Business Economics graduate from Torcuato Di Tella University, Argentina, and has an MBA from Erasmus Universiteit in Rotterdam, Netherlands.

Compensation

For 2018, the aggregate compensation of all our directors and executive officers and senior managers paid or accrued in that year for services in all capacities, including salaries and compensation for their service to those executive officers who serve as directors, was U.S.$2.6 million. We do not maintain any pension or retirement programs or incentive compensation plans for our directors or executive officers. We also do not maintain any plans providing for benefits upon termination of employment. The following table sets out the compensation of our directors, executive officers and senior managers for their services in 2018.

Name	2018
Manuel Bezanilla	U.S.$	569,811
Roberto Angelini		339,533
Jorge Andueza		339,533
Cristián Infante		108,990
Matías Domeyko		108,990
Jorge Garnham M.		73,703
Alberto Etchegaray		127,272
Eduardo Navarro		127,272
Timothy C. Purcell		127,272
Franco Mellafe		188,262
Alvaro Saavedra		88,152
Jorge Serón		12,714
Robinson Tajmuch		14,739
Antonio Luque		18,000
Gonzalo Zegers		24,000
Pablo Ruival		18,456
Sergio Gantuz		18,456
Camila Merino		30,714
Jorge Bunster		127,272
Pablo Mainardi		18,456
Juan Ignacio Langlois		127,272
Pablo Franzini		6,000

Total Compensation		2,614,867

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

Employees

The following table provides a breakdown of our employees by main category of activity as of the end of each year in the three-year period ended December 31, 2018.

	2018	2017	2016
Executives	448	498	450
Professionals and Technicians	5,059	4,453	4,192
Workers	11,745	10,428	9,597

Total	17,252	15,379	14,239

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

Approximately 53% of our employees in Chile, 49% of our employees in Argentina, 30% of our employees in Uruguay, 9% of our employees in Brazil and none of our employees in the United States or Canada were unionized as of December 31, 2018. We negotiate collective bargaining agreements of two, three or four years’ duration with unionized employees.

We have stable employee relations in Chile, Argentina, Brazil, Uruguay, the United States and Canada.

In Chile we experienced (i) one stoppage during April 2018 (lasting nine days), (ii) three stoppages caused by employees of our third party contractors in our Horcones complex during February (lasting two days), April (lasting two days) and November (lasting five days) of 2017; (iii) seven separate occasions of blockades during 2016, which included stoppages in the Horcones complex for four days and another for one day; a three-day stoppage at the entrance of our El Colorado sawmill; three one-day stoppages in our Viñales sawmill during the months of April, August and November 2016; and a three-day stoppage in our Constitución Mill during May 2016; (iv) four separate occasions of transportation contractors blocking the entrance of our Horcones complex on January 13, February 17, March 24, and September 21, 2015; (v) a one-day stoppage at the Valdivia Pulp Mill on June 12, 2014 and an eight-day stoppage between August 29 and September 5, 2014, caused by employees of third party service providers, and (vi) four separate occasions of transportation contractors blocking the entrances of our Horcones complex on February 24 and 25, September 3, October 22 and 23, and November 20, 2014. During 2015, the pulp union carried out three work stoppages and blockade; the first event occurred on May 25 lasting three days; the second on August 3, lasting three days; and the last one on September 1, which lasted 14 days.

Our Argentine operations have not experienced any work stoppages in the last five years other than (i) a four-day stoppage at Arauco Argentina’s pulp mill in December 2014, as a result of a strike by the pulp union; (ii) a five-day stoppage at Arauco Argentina’s mill in Misiones in January 2015, as a result of a road blockage lead by the truckers union; (iii) a 6-hour stoppage in Arauco Argentina’s mill in Zarate; and a stoppage of three days during May 2015 and August 2015, as well as a 14-day stoppage during September 2015 in Arauco Argentina’s pulp mill, Puerto Esperanza. During December 2018, we renewed the collective bargaining agreement with the chemical union that represents the employees of Petroquímica General San Martín.

Our Brazilian operations have not experienced any work stoppages in the last eight years, other than a generalized truckers strike in 2018 that affected our operations. As a consequence of this event, the Company was prevented from receiving raw materials and dispatching products, and our employees could not easily access our Brazilian mills during such time, which resulted in a stoppage of ten days.

During 2018, our Uruguayan operations have not experienced any relevant work stoppages. Also, during 2018 and 2017, we entered into a labor agreement with unions representing the employees of our pulp mill and forestry nursery in Uruguay.

On June 4, 2016, the Montes del Plata mill’s activity was suspended for five days as a result of labor unrest involving employees of our logistics contractors, who blocked the access to the mill.

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

During the last seven years, there have been no strikes or other material work stoppages at our U.S. and Canadian subsidiaries.

SHARE OWNERSHIP

Our First Vice-Chairman, Roberto Angelini, owns directly and indirectly 29.7% of Inversiones Angelini y Compañía Limitada, or Inversiones Angelini, which is the principal shareholder of AntarChile. He directly owns 0.2% of AntarChile. Through his direct and indirect interests in Inversiones Angelini, AntarChile and Empresas Copec, Roberto Angelini beneficially owns 11.6% of our shares. Our Director Franco Mellafe owns indirectly a 4.9% of Inversiones Angelini. He also directly owns 0.059% of AntarChile. Through his direct and indirect interests in Inversiones Angelini, AntarChile and Empresas Copec, Franco Mellafe beneficially owns 1.96% of our shares.

None of our other directors or executive officers beneficially owns 1% or more of our shares.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Our only outstanding voting securities are shares of common stock of a single series, without nominal (par) value. The following table sets forth certain information concerning ownership of our common stock, as of April 2, 2019, with respect to each shareholder known by us to own more than 5% of the outstanding shares of our common stock and all of our directors and executive officers, as a group.

	Number of Shares Owned	Percentage Ownership
Empresas Copec	113,134,814	99.98
Directors and executive officers of our Company, as a group	—	—

Through its ownership of our Common Stock, Empresas Copec currently has voting control over us.

Empresas Copec is a Chilean public company listed on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange. It is a holding company, the principal interests of which are in Arauco, gasoline distribution, electricity, gas distribution, fishing and mining. Before October 1, 2003, Empresas Copec’s legal name was Compañía de Petróleos de Chile S.A. As of that date, Compañía de Petróleos de Chile S.A. transferred all its gasoline and fuel-related business assets to a new subsidiary, Compañía de Petróleos de Chile COPEC S.A., and changed its legal name to Empresas Copec S.A. As of December 31, 2018, AntarChile owned 60.8% of Empresas Copec.

Through its ownership in Empresas Copec, AntarChile beneficially owned 60.8% of our shares as of December 31, 2018. As of April 2, 2019, AntarChile beneficially owned 60.8% of our shares. Inversiones Angelini in turn owns 63.4% of AntarChile’s shares, and certain other related investors own an additional 10.9% of AntarChile. Inversiones Angelini and such other investors are defined herein as the “Angelini Group.”

The principal equity owners of interest in Inversiones Angelini are Mrs. María Noseda Zambra with 10.9%, Mr. Roberto Angelini Rossi directly and indirectly with 29.7%, and Mrs. Patricia Angelini Rossi directly and indirectly with 24.3%. Mrs. María Noseda Zambra passed away on April 15, 2018.

As of December 31, 2018, and April 2, 2019, the Angelini Group controlled Arauco through the ownership structure described above.

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

Notwithstanding the above, in accordance with Article 147 of the Chilean Companies Act, our Board has resolved that the following transactions with related parties do not need to follow the procedure set forth in the previous paragraph: (i) transactions which do not involve material amounts; (ii) transactions with affiliates in which we control 95% or more of the equity; and (iii) transactions that are considered by our Board to be performed in the ordinary course of our business in accordance with our general policy of customary dealings, which was approved by our Board on March 27, 2018 and is available to shareholders at our main office and is published on our website, at www.arauco.cl or www.arauco.com.

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

Article 100 of the Chilean Securities Markets Law establishes that the following are “related persons” to a company: (i) the entities of the grupo empresarial (corporate group) to which such company belongs; (ii) the entities that are either parent company, subsidiary, owners of at least 10% of the equity of a company or other companies in which the company owns at least 10%; (iii) directors or officers of the company (or their respective spouses and certain other relatives); (iv) any person who, individually or with other persons under a voting agreement can designate at least one member of the management of the company or control at least 10% of the capital of such company; and (v) any other person who is indicated as such by the Chilean Superintendencia de Valores y Seguros, which has been replaced by the Commission for the Financial Market since January 2018, in accordance with certain parameters established by the above-mentioned Article 100.

Our transactions with affiliates include the following:

•	We purchase goods and services that may also be provided by other suppliers. Among the most significant are our fuel purchases from COPEC, a subsidiary of Empresas Copec, our majority shareholder;

•

We purchase port services from our 20.2% affiliates Puertos y Logística S.A. (formerly Puerto de Lirquén S.A.) and Puerto Lirquén S.A. (formerly Portuaria Sur de Chile S.A.), and our 50% affiliate Compañía Puerto de Coronel S.A. On April 5, 2019, we sold such equity interest to DP;

•	We purchase from EKA Chile, a chlorate sodium supplier, which is 50% controlled by Arauco, and we provide EKA Chile with electricity; and

•

We obtain legal services from Portaluppi, Guzmán y Bezanilla, a law firm of which one of our directors, Manuel Bezanilla, is a partner. In addition, José Tomás Guzmán, a former director who resigned in December 2015, is also a partner of such firm.

Financial information concerning transactions with affiliates is included in Note 13 to our audited consolidated financial statements.

Item 8. Financial Information

See “Item 18.—Financial Statements.”

EXPORT SALES

Export sales constituted 67.8% of our revenues for the year ended December 31, 2018. Our total export revenues for 2018 were U.S.$4,040.2 million. Our principal overseas markets are Asia, North America and Western Europe. See “Item 4. Information on our Company—Description of Business—Domestic and Export Sales.”

LEGAL PROCEEDINGS

From time to time, we have been subject to environmental proceedings related to allegations by the Chilean environmental regulators and private parties. We are also subject to certain other legal proceedings arising from the ordinary course of our business. For more information regarding the environmental proceedings and other legal proceedings see Note 18 to our audited consolidated financial statements.

While Chilean law in general provides that only individuals can be convicted in criminal actions, there are several regulations that provide exceptions to this general rule, under which criminal responsibility of legal entities can be established for criminal offenses related to, among others, the financing of terrorism, asset laundering, receiving or bribery. We do not have knowledge of any fact that could result in our criminal responsibility under such regulations.

We are also subject to certain administrative proceedings as a result of the death of fish in the Cruces River in January 2014, and a pipe leakage in the Arauco Mill in February 2016, both of which are currently under investigation by the competent authorities. In addition, in 2016 the Superintendence of the Environment initiated administrative proceedings against the Valdivia, Nueva Aldea, Licancel and Constitución mills. In 2017, the Superintendence of the Environment initiated an administrative proceeding against the Arauco Mill. The first part of the proceeding against the Valdivia Mill concluded in 2017. On December 15, 2017, the Superintendence of the Environment decided that the Valdivia Mill was liable for ten out of eleven charges and imposed a fine of 7,777 UTA (approximately U.S.$6.5 million as of December, 2018). We appealed this decision on April 5, 2018 before the Third Environmental Court. A final decision by the Third Environmental Court is expected to be rendered during 2019 and may be further appealed before the Supreme Court. In 2016, the Nueva Aldea and Constitución mills decided to submit compliance programs according to applicable regulations, both of which were approved by the Superintendence of the Environment. These programs require the mills to implement actions and/or make certain investments in connection with the charges made by the Superintendence. In December 2018, the Nueva Aldea mill’s compliance program was officially terminated (“declaración de ejecución satisfactoria”) by the Superintendence of the Environment. With regard to the Constitución mill’s compliance program, once the activities are completed, the proceedings will end. We expect that such proceedings will end in 2019. With regard to the Licancel Mill, the Company filed its defense in June 2016. In February 2017, the Superintendence of the Environment found the Licancel Mill liable for three out of four charges and imposed a fine of 239 UTA (approximately U.S.$205,000). This decision was appealed before the above Superintendence, which on August 7, 2017, materially reduced the fine. Arauco paid the fine and this case was closed. Finally, with regard to the proceeding against Arauco Mill, the Company filed its defense in September 2017 and, in May 2018, the Superintendence of the Environment found the Arauco mill liable for two charges and imposed a fine of 699,6 UTA (approximately U.S.$635,000). Arauco paid the fine with a 25% reduction (using a benefit established by Chilean law) and this case has been closed.

Tax Litigation in Argentina

On December 14, 2007, the Administración Federal de Ingresos Públicos (Federal Administration of ublic Revenues, or AFIP), Argentina’s internal revenue service, notified our Argentine subsidiary, Alto Paraná S.A., which effective January 1, 2015, changed its name to Arauco Argentina S.A., or Arauco Argentina, of a claim for alleged unpaid taxes for fiscal years 2002, 2003 and 2004 in the aggregate amount of AR$418 million (or approximately U.S.$22 million at December 31, 2017 exchange rate) including principal, interest and penalties accrued through such date, arising from a dispute regarding certain income tax deductions (related to debt issued by Arauco Argentina in 2001 and repaid in 2007) taken by Arauco Argentina and challenged by the AFIP. On February 8, 2010, the Tribunal Fiscal de la Nación (Argentina’s Tax Court), issued an administrative ruling requiring that Arauco Argentina pay the AFIP’s claim in full.

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

In September 2016, and considering the significant advantages offered by the Regularization Regime, Arauco Argentina accepted participating in the regime in relation to the above-mentioned claim by AFIP. Entering the Regularization Regime meant for Arauco Argentina the exemption of the applicable fines as well as the release of a portion of accrued interests. As a result, the disbursement amounted to AR$ 248.5 million (or approximately U.S.$13 million at December 31, 2017 exchange rate). Additionally, Arauco Argentina must carry out the payment of the costs and expenses to be determined by the courts, determination which is still pending at the time of this annual report. The decision to enter into the Regularization Regime required an unconditional release of Arauco Argentina in relation to the regularized obligations, as well as the release and waiver of any action derived for it in the above proceedings. On November 1, 2016, the Supreme Court accepted Arauco Argentina’s release and ordered the return of the file to the competent court. On April 18, 2017, Chamber I of the National Court of Appeals declared that the Company had abandoned its actions and rights, including its repetition rights, thus condoning the fine and the corresponding interests. Additionally, the Court of Appeals deferred the court fee determination until payment of the state attorneys has been decided by the lower court, ordering as well, the reimbursement of the contingency insurance posted. The bond has been released and returned to the insurance company. The fees of the state’s lawyers have been determined by the lower Court and the Court of Appeals and the Company is paying fees in installments, as permitted by the “Regularization Regime”.

Tax Litigation in Chile

On August 25, 2005, the Chilean IRS issued tax calculations No. 184 and No. 185 of 2005 objecting to certain capital reduction transactions effected by Arauco on April 16, 2001 and October 31, 2001, and furthermore, requesting reimbursement for amounts returned to us in respect of certain claimed tax losses. On November 7, 2005, we requested a Revisión de la Actuación Fiscalizadora (Review of the Supervision Action, or RAF), which is an administrative review of the tax action brought by the Chilean IRS, and subsequently, a claim was filed against the above-mentioned tax calculations No. 184 and No. 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, which resolution, however, only partially sustained our request. In response, we filed an additional complaint with regard to the portion of the RAF that was not granted administrative review. On September 20, 2017, the Chilean Tax and Custom Court resolved to confirm the Chilean IRS tax calculations No. 184 and No. 185. On October 12, 2017, Arauco appealed this decision before the Santiago Court of Appeals. On June 29, 2018, the Santiago Court of Appeals confirmed the first instance ruling. On July 19, 2018, Arauco filed a “recurso de casación en el fondo y en la forma” (nullity recourse) before the Supreme Court. As of the date of this annual report, the aforementioned nullity recourse is still under review.

Our Company believes that its position in respect of this complaint is supported by solid legal arguments and that there is a reasonable likelihood that this matter will result in a favorable outcome for us. However, if this result does not occur, it is possible that an obligation will arise for the amount specified, which was Ch$3,362,265,453 (equivalent to U.S.$5.02 million), plus any accrued interest as of the payment date.

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

The CARF’s decision occurred on May 16, 2017, which accepted some of the company’s arguments but maintained other charges. On September 27, 2018, Arauco do Brasil S.A. was notified of CARF’s decision, which determined the current value of the alleged infraction in R$ 57.5 million (equivalent to U.S.$ 14.45 million, as per the R$/U.S.$ exchange rate as of March 28, 2019), plus interest and inflation adjustments until the end of the trial. Arauco do Brasil S.A.filed a motion for clarification (embargos de declaración), requesting the CARF to clarify certain aspects of the decision. On January 25, 2019, the CARF decided that there were no clarifications or omissions pending, and therefore, the company filed a special resource (recurso especial) with the Superior Chamber of Fiscal Appeals of the CARF (Cámara Superior de Recursos Fiscales, or CSRF) on February 2, 2019, reiterating the arguments of the company regarding the issues under discussion. As of the date of this annual report, the decision with respect to such special resource is pending. In accordance with the decision regarding the motion for clarification, CARF calculated the amount under discussion at R$ 58,059,580.30 as of January 31, 2019 (equivalent to U.S.$ 14.59 million, as per the R$/U.S.$ exchange rate as of March 28, 2019), plus interest and inflation adjustments from January 31, 2019 until the end of the trial.

We consider that Arauco do Brasil S.A.’s objection to the Infraction Notice is supported by solid legal arguments and that there is a reasonable chance that this matter will result in a favorable outcome for Arauco do Brasil S.A.. If the special recourse is rejected, the company will be able to discuss the Infraction Notice before the Brazilian courts of justice. However, if the cancellation of the Infraction Notice does not occur, it is possible that an obligation will arise for the amount above specified, plus any accrued interest and penalties as of the payment date.

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

On April 21, 2015, our shareholders approved a final dividend of U.S.$0.866672295 per share for 2014, which was distributed on May 13, 2015. On November 24, 2015, our Board of Directors approved an interim dividend of U.S.$0.385117532 per share, which was distributed on December 16, 2015. On April 26, 2016, our shareholders approved a final dividend of U.S.$0.876827598 per share for 2015, which was distributed on May 11, 2016. On November 22, 2016, our Board of Directors approved an interim dividend of U.S.$0.2613312999 per share, which was distributed on December 14, 2016. On April 25, 2017, our shareholders approved a final dividend of U.S.$0.52142834529 per share for 2016, which was distributed on May 10, 2017. On November 28, 2017, our Board of Directors approved an interim dividend of U.S.$0.5345863395 per share, which was distributed on December 20, 2017. On April 24, 2018, our shareholders approved a final dividend of U.S.$1.0054189337 per share for 2017, which was distributed on May 10, 2018. On November 27, 2018, our Board of Directors approved an interim dividend of U.S.$1.2571231207 per share, which was distributed on December 12, 2018. On March 26, 2019, our Board of Directors approved a final dividend of U.S.$1.6086974655 per share for 2018, to be distributed on May 8, 2019, all of which is subject to shareholders’ approval at the meeting to be held on April 23, 2019.

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

Capital

In 2002, our by-laws were amended such that our capital is denominated in U.S. dollars. In 2002, we and two of our subsidiaries, Aserraderos Arauco and Paneles Arauco, which are currently merged into Maderas Arauco (formerly Paneles Arauco), received authorization from the Chilean IRS to prepare our audited consolidated financial statements in U.S. dollars, beginning January 1, 2002. On January 1, 2003, our subsidiaries Forestal Arauco, Bosques Arauco, Forestal Valdivia, Forestal Celco, which are currently merged into Forestal Arauco (formerly Forestal Celco), and Cholguán obtained the same permission from the Chilean IRS. The same permission from the Chilean IRS was obtained by our subsidiary Arauco Internacional in January 2003, by our subsidiary Forestal Los Lagos in January 2005 and by our subsidiaries Arauco Bioenergía S.A. and Servicios Logísticos Arauco S.A in January 2008.

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

See “Item 6. Directors, Senior Management and Employees” for further information about our Board of Directors.

Shareholders

Our share capital consists of common stock shares of a single series, without nominal (par) value issued in registered form. Record holders of shares are registered in our share register. Any transfer of shares must be noted in our share register.

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

•

the disposal of 50% or more of our assets, whether or not such disposal also includes any of our liabilities, and the formulation or modification of any business plan that contemplates the disposal of assets for an amount higher than such percentage; the disposal of 50% or more of the assets of one of our subsidiaries, provided that such subsidiary represents at least 20% of our assets; and any disposal of shares by the Company that causes us to lose control of a subsidiary that represents at least 20% of our assets; and

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

The Formal Exchange Market consists of banks and other entities authorized by the Central Bank to participate in such Formal Exchange Market. On April 16, 2001, the Central Bank agreed that, effective April 19, 2001, the prior foreign exchange restrictions would be eliminated and a new Compendio de Normas de Cambios Internacionales (Compendium of Foreign Exchange Regulations, or the Compendium) would be applied.

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

Chapter XIV of the Compendium also states that proceeds from the issue, as well as payment of capital and interest relating to the issue, must be received and sent from and through the Formal Exchange Market, but purchases of U.S. dollars in connection with payments on debt securities issued directly by us can be made either in the Formal or in the Informal Exchange Market. There can be no assurance, however, that we will be able to purchase U.S. dollars in the Informal Exchange Market or in the Formal Exchange Market at the time or in the amounts required to pay debt service related to any such debt securities, since the registration of the debt securities with the Central Bank does not grant us access to the Formal Exchange Market for the purchase of U.S. dollars necessary to make payments in respect of those securities. There can also be no assurance that further Central Bank regulations or legislative changes to the current foreign exchange control regime in Chile would not restrict or prevent our purchase of U.S. dollars to make payments under our securities.

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

Interest Rate Risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. As of December 31, 2018, we had outstanding U.S.$4.5 billion of indebtedness, including accrued interest and discounts and costs of issuance, of which 84.4% bore interest at fixed interest rates and 15.6% bore interest at floating rates of interest. The fixed and floating rates do not reflect the effect of swap agreements. 66.2% of our indebtedness was denominated in U.S. dollars as of that date. The interest rate on our variable rate debt is determined principally by reference to LIBOR. As of December 31, 2018, we were party to an interest rate swap agreement in our Uruguayan joint operation to hedge fluctuations in floating rates for long-term debt. See “Item 5. Operating and Financial Review and Prospects—Hedging” and Note 23 to our audited consolidated financial statements.

The following table summarizes our debt obligations, as of December 31, 2018. These obligations are sensitive to changes in interest rates. The table presents the aggregate principal amount of each category of indebtedness maturing in each year, at the weighted average interest rate for each category of indebtedness. Average interest rates for liabilities are calculated based on the prevailing interest rate for each loan as of December 31, 2018.

	Average Interest Rate	2019	2020	2021	2022	2023	Thereafter	Total Debt	Fair Value
	(U.S.$ in millions)
Interest
Bearing Debt
Fixed Rate
(U.S.$-denominated)	4.75%	309.7	45.2	245.4	300.3	23.6	1,373.7	2,297.9	2,191.2
(UF/CLP$-denominated)	3.12%	85.7	256.6	48.6	48.8	48.8	1,019.4	1,507.8	1,608.3
(R$-denominated)	7.94%	0.4	0.5	0.7	0.6	—	—	2.2	2.2
Floating Rate
(U.S.$denominated) LIBOR+	1.50%	133.6	40.4	39.4	39.3	237.8	199.3	689.9	742.0
(R$-denominated) TJLP +	3.76%	6.4	4.6	0.8	0.6	—	—	12.4	12.4

Total		535.8	347.3	334.9	389.6	310.2	2,592.4	4,510.3	4,556.1

Foreign Currency Risk

Our principal exchange rate risk involves changes in the value of the Chilean peso and, to a lesser extent, the Brazilian real, the Argentine peso and the Euro relative to the U.S. dollar. We estimate that a majority of our consolidated costs and expenses are denominated in U.S. dollars. As of December 31, 2018:

•	75.2% of our accounts receivable were denominated in U.S. dollars, 11.9% in Chilean pesos and 7.9% were denominated in Brazilian reais;

•	77.6% of our cash and short-term investments were denominated in U.S. dollars, 16.8% were denominated in Chilean pesos, 0.3% in Argentine pesos and 4.1% in Brazilian reais;

•	66.2% of our debt was denominated in U.S. dollars before swaps; and

•	a significant portion of our consolidated total assets was denominated in U.S. dollars.

Substantially all of our foreign currency-denominated revenues, receivables and indebtedness are denominated in U.S. dollars and the majority of our costs and expenses are denominated in U.S. dollars. As of December 31, 2018, 66.2% of our debt was denominated in U.S. dollars before swaps. As of December 31, 2018, we were party to cross currency swap agreements in Chile to hedge our local bonds in UF, and forward agreements to swap local currencies to U.S. dollars. See “Item 5. Operating and Financial Review and Prospects—Hedging” and Note 23 to our audited consolidated financial statements. Accordingly, variations in the value of the Chilean peso relative to the U.S. dollar will not have a significant effect on the cost in U.S. dollars of our foreign debt service obligations.

Commodity Risk

Prices for pulp, forestry and wood products can fluctuate significantly, and our revenues are highly sensitive to fluctuations in such prices. For a more detailed discussion and sensitivity analysis relating to the risks arising from changes in the market price of pulp, which is our primary commodity risk, see Note 23 to our audited consolidated financial statements. As of December 31, 2018, we were party to derivative contracts to partially hedge our exposure to fuel oil in Uruguay, which include commodity swap agreements. See “Item 5. Operating and Financial review and Prospects – Hedging” and Note 23 to our audited consolidated financial statements.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

(a) Disclosure controls and procedures. We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Senior Vice-President Comptroller, of the effectiveness of the design and operation of our disclosure controls and procedures, as of December 31, 2018. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Senior Vice-President Comptroller concluded that the disclosure controls and procedures, as of December 31, 2018, were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and that such information is accumulated and communicated to our management, including the Chief Executive Officer and Senior Vice-President Comptroller, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Control—Integrated Framework (2013), our management concluded that our internal control over financial reporting was effective as of December 31, 2018.

(c) Attestation Report of the registered public accounting firm. Not applicable.

(d) Changes in internal controls over financial reporting. There has been no change in our internal control over financial reporting during 2018 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B. Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to all of our employees, including, but not limited to, our Chief Executive Officer, Chief Financial Officer and Senior Vice-President Comptroller. We will provide any person without charge, upon request, a copy of such code of ethics. Requests for a copy of the code of ethics may be made to Celulosa Arauco y Constitución S.A., El Golf 150, 14th Floor, Santiago, Chile, Attn: Gianfranco Truffello, tel. (562) 2461-7200, fax (562) 2461-7541. Our code of ethics is also published on our website at www.arauco.cl or www.arauco.com. If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer and Senior Vice-President Comptroller, or if we grant any waiver of such provisions, we will disclose the amendment or waiver in our annual report on Form 20-F. On December 20, 2016, we amended our code of ethics to incorporate provisions relating to the protection of corporate property, a declaration of Arauco’s five corporate values, an extension of the scope of persons who can inform breaches under the code of ethics and an amendment to the list of crimes for which the company may be liable, to include the crime of reception (delito de receptación).

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors PricewaterhouseCoopers Consultores Auditores SpA, or PwC, during the fiscal years ended December 31, 2017 and 2018.

	Year ended December 31,
	2018	2017
	(U.S.$ in thousands)
Audit fees	$2,109	$2,466
Audit-related fees	146	509
Tax fees	1,181	1,702
Other fees	—	1,093
Total fees	$3,436	$5,770

Audit fees in the above table are the aggregate fees billed by PwC for the fiscal years ended December 31, 2018 and 2017, in each case in connection with the audit of our annual financial statements in accordance with IFRS, as well as the review of other filings.

Audit-related fees in the above table are the aggregate fees billed by PwC for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, including due diligence in Brazil and Mexico.

Tax fees in the above table are fees billed by PwC for the fiscal years ended December 31, 2018 and 2017, associated with tax compliance services in Chile, Brazil, Argentina, Colombia, Uruguay and Mexico; and tax consultation services in Chile, Argentina, Spain and the United States.

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

Item 19. Exhibits

Documents filed as exhibits to this annual report:

1.1	English translation of the estatutos (by-laws) of Celulosa Arauco y Constitución S.A., as of April 22, 2014 (incorporated by reference to Exhibit 1.1 to Arauco’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on April 29, 2014, Commission file No. 033-99720).

8.1	List of subsidiaries

12.1	Certification of chief executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of chief executive officer and principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Linkbase Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

Omitted from the exhibits filed with this annual report are certain instruments and agreements with respect to our long-term debt, none of which authorizes securities in a total amount that exceeds 10% of our total assets. We hereby agree to furnish to the SEC copies of any such omitted instruments or agreements as the SEC requests.

Index of Exhibits

1.1	English translation of the by-laws (estatutos) of Celulosa Arauco y Constitución S.A., dated as of April 22, 2014 (incorporated by reference to Exhibit 1.1 to Arauco’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on April 29, 2014, Commission file No. 033-99720).

8.1	List of subsidiaries.

12.1	Certification of chief executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of chief executive officer and principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	XBRL Instance Document
101.SCH 101.CAL 101.DEF 101.LAB 101.PRE

XBRL Taxonomy Extension Schema Linkbase Document

XBRL Taxonomy Extension Calculation Linkbase Document

XBRL Taxonomy Extension Definition Linkbase Document

XBRL Taxonomy Extension Label Linkbase Document

XBRL Taxonomy Extension Presentation Linkbase Document

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

By:	/s/ Matías Domeyko
Matías Domeyko
Chief Executive Officer

Date: April 17, 2019

CONSOLIDATED

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Celulosa Arauco y Constitución S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Celulosa Arauco y Constitución S.A. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ PricewaterhouseCoopers

Santiago, Chile
April 17, 2019

We have served as the Company’s auditor since 2015.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$

Assets
Current Assets
Cash and cash equivalents	5	1,075,942	589,886
Other current financial assets	23	497	3,504
Other current non-financial assets	25	129,854	129,837
Trade and other current receivables	23	839,184	814,412
Accounts receivable due from related companies	13	7,324	3,488
Current inventories	4	1,030,196	868,462
Current biological assets	20	315,924	307,796
Current tax assets		36,513	49,471

Total Current Assets other than assets or disposal groups classified as held for sale		3,435,434	2,766,856

Non-Current Assets or disposal groups classified as held for sale	22	5,726	3,507

Non-Current Assets or disposal groups classified as held for sale		5,726	3,507

Total Current Assets		3,441,160	2,770,363
Non-Current Assets
Other non-current financial assets	23	20,346	56,600
Other non-current non-financial assets	25	86,948	121,521
Trade and other non-current receivables	23	15,149	16,040
Accounts receivable due from related companies, non-current	13	481	1,056
Investments accounted for using equity method	15-16	358,053	368,772
Intangible assets other than goodwill	19	90,093	88,615
Goodwill	17	65,851	69,922
Property, plant and equipment	7	7,174,693	7,034,299
Non-current biological assets	20	3,336,339	3,459,146
Deferred tax assets	6	4,635	8,266
Total Non-Current Assets		11,152,588	11,224,237
Total Assets		14,593,748	13,994,600

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

	Note	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$

Equity and Liabilities
Liabilities
Current Liabilities
Other current financial liabilities	23	537,596	500,344
Trade and other current payables	23	659,618	717,346
Accounts payable to related companies	13	10,229	11,208
Other current provisions	18	413	2,728
Current tax liabilities	6	153,642	8,088
Current provisions for employee benefits	10	5,656	5,730
Other current non-financial liabilities	25	212,610	153,950
Total Current Liabilities other than assets included in disposal groups classified as held for sale		1,579,764	1,399,394

Total Current Liabilities		1,579,764	1,399,394
Non-Current Liabilities
Other non-current financial liabilities	23	4,044,279	3,778,567
Non-current payables		2,230	—
Other non-current provisions	18	33,884	36,008
Deferred tax liabilities	6	1,417,658	1,485,365
Non-current provisions for employee benefits	10	64,895	66,033
Other non-current non-financial liabilities	25	112,067	112,340
Total Non-Current Liabilities		5,675,013	5,478,313
Total Liabilities		7,254,777	6,877,707
Equity
Issued capital	3	353,618	353,618
Retained earnings		7,824,045	7,425,133
Other reserves		(875,884)	(703,778)

Equity attributable to parent company		7,301,779	7,074,973

Non-controlling interests		37,192	41,920
Total Equity		7,338,971	7,116,893
Total Equity and Liabilities		14,593,748	13,994,600

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		For the years ended December 31,
	Note	2018 ThU.S.$	2017 ThU.S.$	2016 ThU.S.$
Statements of profit or loss

Revenue	9	5,954,833	5,238,341	4,761,385
Cost of sales	3	(3,722,749)	(3,574,532)	(3,498,905)
Gross profit		2,232,084	1,663,809	1,262,480
Other income	3	124,304	111,513	257,863
Distribution costs	3	(556,805)	(523,300)	(496,473)
Administrative expenses	3	(561,284)	(521,294)	(474,469)
Other expense	3	(95,880)	(240,165)	(77,415)
Other gains (losses)	14	14,213	—	—
Profit from operating activities		1,156,632	490,563	471,986
Finance income	3	20,895	19,640	29,701
Finance costs	3	(214,779)	(287,958)	(258,467)
Share of profit of associates and joint ventures accounted for using equity method	15	17,246	17,017	23,939
Exchange rate differences		(26,470)	98	(3,935)
Profit before income tax		953,524	239,360	263,224
Income Tax	6	(226,765)	30,992	(45,647)
Net Profit		726,759	270,352	217,577

Net profit attributable to
Net profit attributable to parent company		725,482	269,724	213,801
Net profit attributable to non-controlling interests		1,277	628	3,776
Net Profit		726,759	270,352	217,577

Basic and diluted earnings per share (in U.S.$ per share)
Basic and diluted earnings per share from continuing operations		6.4111	2.3836	1.8894
Basic and diluted earnings per share		6.4111	2.3836	1.8894

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the years ended December 31,
	Note	2018 ThU.S.$	2017 ThU.S.$	2016 ThU.S.$
Net profit		726,759	270,352	217,577
Components of other comprehensive income that will not be reclassified to profit or loss before tax:
Other comprehensive income before tax actuarial gain (losses) on defined benefit plans	10	1,856	2,499	(5,593)

Share of other comprehensive income of associates and joint ventures accounted for using equity method		(1,657)	8,754	132

Other Comprehensive Income that will not be reclassified to profit or loss before tax		199	11,253	(5,461)

Components of other comprehensive income that will be reclassified to profit or loss before tax:

Exchange differences on translation

Gains (losses) on exchange differences on translation, before tax	11	(184,876)	11,873	173,754

Other Comprehensive Income before tax exchange differences on translation		(184,876)	11,873	173,754

Cash flow hedges

Gains (losses) on cash flow hedges, before tax	23	30,321	22,212	84,045

Recycle of cash flow hedges to profit or loss before tax	23	(15,286)	(16,965)	(10,198)

Other Comprehensive Income before tax Cash flow hedges		15,035	5,247	73,847

Other Comprehensive income that will be reclassified to profit or loss before tax		(169.841)	17,120	247,601

Income tax relating to components of other comprehensive Income that will not be reclassified to profit or loss before tax

Income tax relating to actuarial losses on defined benefit plans		(501)	(673)	1,509
Income tax relating to share of other comprehensive income of associates and joint ventures accounted for using equity method		176	(2,086)	(106)

Income tax relating to components of other comprehensive Income that will be reclassified to profit or loss before tax

Income tax relating to cash flow hedges	6	(4,474)	(5,917)	(20,055)

Income tax relating to recycle of cash flow hedges		—	4,326	2,700

Income tax relating to components of other comprehensive income that will be reclassified to profit or loss		(4,474)	(1,591)	(17,355)
Other comprehensive (loss) income		(174,441)	24,023	226,188

Comprehensive (loss) income		552,318	294,375	443,765

Comprehensive Income attributable to
Comprehensive (loss) income, attributable to owners of parent company		555,294	293,988	435,119
Comprehensive (loss) income, attributable to non-controlling interests		(2,976)	387	8,646

Total comprehensive (loss) income		552,318	294,375	443,765

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

12-31-2018	Issued Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other Reserves ThU.S.$	Total other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01-01-2018	353,618	(691,772)	4,752	(18,926)	2,168	(703,778)	7,425,133	7,074,973	41,920	7,116,893
Increase (decrease) for changes in accounting policies			(1,918)			(1,918)	(1,957)	(3,875)	—	(3,875)
Restated opening balance	353,618	(691,772)	2,834	(18,926)	2,168	(705,696)	7,423,176	7,071,098	41,920	7,113,018
Changes in Equity:
Comprehensive income
Net profit							725,482	725,482	1,277	726,759
Other comprehensive income, net of tax	—	(180,623)	10,561	1,355	(1,481)	(170,188)	—	(170,188)	(4,253)	(174,441)
Comprehensive income	—	(180,623)	10,561	1,355	(1,481)	(170,188)	725,482	555,294	(2,976)	552,318
Dividends							(324,295)	(324,295)	(1,752)	(326,047)
Increase (decrease) from transfers and other changes							(318)	(318)	—	(318)
Changes in equity	—	(180,623)	10,561	1,355	(1,481)	(170,188)	400,869	230,681	(4,728)	225,953
Closing balance at 12-31-2018	353,618	(872,395)	13,395	(17,571)	687	(875,884)	7,824,045	7,301,779	37,192	7,338,971

12-31-2017	Issued Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other Reserves ThU.S.$	Total other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01-01-2017	353,618	(703,886)	1,096	(20,752)	(4,500)	(728,042)	7,329,675	6,955,251	44,032	6,999,283
Changes in Equity:
Comprehensive income
Net profit							269,724	269,724	628	270.352
Other comprehensive income, net of tax		12,114	3,656	1,826	6,668	24,264		24,264	(241)	24.023
Comprehensive income	—	12,114	3,656	1,826	6,668	24,264	269,724	293,988	387	294.375
Dividends							(174,266)	(174,266)	(2,483)	(176.749)
Increase (decrease) from transfers and other changes							—	—	(16)	(16)
Changes in equity	—	12,114	3,656	1,826	6,668	24,264	95,458	119,722	(2,112)	117.610
Closing balance at 12-31-2017	353,618	(691,772)	4,752	(18,926)	2,168	(703,778)	7,425,133	7,074,973	41,920	7,116,893

12-31-2016	Issued Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other Reserves ThU.S.$	Total other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01-01-2016	353,618	(872,770)	(55,396)	(16,668)	(4,526)	(949,360)	7,204,452	6,608,710	37,735	6,646,445
Changes in Equity:
Comprehensive income
Net profit							213,801	213,801	3.776	217.577
Other comprehensive income, net of tax		168,884	56,492	(4,084)	26	221,318		221,318	4.870	226.188
Comprehensive income	—	168,884	56,492	(4,084)	26	221,318	213,801	435,119	8.646	443.765
Dividends							(88,578)	(88,578)	(2,250)	(90.828)
Increase (decrease) from transfers and other changes							—	—	(99)	(99)
Changes in equity	—	168,884	56,492	(4,084)	26	221,318	125,223	346,541	6,297	352.838
Closing balance at 12-31-2016	353,618	(703,886)	1,096	(20,752)	(4,500)	(728,042)	7,329,675	6,955,251	44,032	6,999,283

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2018 ThU.S.$	2017 ThU.S.$	2016 ThU.S.$
STATEMENTS OF CASH FLOWS
Cash Flows from (used in) Operating Activities
Classes of cash receipts from operating activities
Receipts from sales of goods and rendering of services	6,129,806	5,508,705	5,020,551
Other cash receipts from operating activities	377,085	365,238	470,765
Classes of cash payments
Payments to suppliers for goods and services	(4,299,395)	(3,850,367)	(3,914,976)
Payments to and on behalf of employees	(558,230)	(532,223)	(320,738)
Other cash payments from operating activities	(192,254)	(128,314)	(232,271)
Interest paid	(172,280)	(261,186)	(191,573)
Interest received	11,738	18,966	29,380
Income taxes paid	(12,742)	(37,942)	(83,903)
Other inflows (outflows) of cash, net	(2,807)	(10,452)	(3,651)

Net Cash flows from Operating Activities	1,280,921	1,072,425	773,584

Cash flows (used in) investing activities

Cash flow used in obtaining control of subsidiaries or other businesses	(17,049)	(15,918)	—
Cash used for contributions and purchase of associates and joint ventures	(3,023)	—	(153,135)
Other cash receipts from sales of equity or debt instruments in other entities	2	1	6,781
Proceeds from sale of property, plant and equipment	9,392	6,308	17,685
Purchase of property, plant and equipment	(675,958)	(448,314)	(356,153)
Purchase of intangible assets	(2,682)	(10,468)	(14,858)
Proceeds from sales of other long-term assets	5,437	2,609	1,644
Purchase of other non-current assets	(222,029)	(179,184)	(140,707)
Dividends received	10,880	7,287	4,772
Other inflows (outflows) of cash, net	1,048	4,331	(6,241)

Cash flows used in Investing Activities	(893,982)	(633,348)	(640,212)

Cash flows from (used in) Financing Activities

Total borrowings obtained	863,551	1,312,481	737,653
Debt obtained in long-term	485,077	1,025,096	187,845
Debt obtained in short-term	378,474	287,385	549,808
Repayments of borrowings	(475,284)	(1,627,711)	(645,211)
Dividends paid	(257,421)	(121,586)	(130,624)
Other outflows of cash, net	(975)	(2,285)	(302)
Cash flows from (used in) Financing Activities	129,871	(439,101)	(38,484)
Net increase (decrease) in Cash and Cash Equivalents before effect of exchange rate changes	516,810	(24)	94,888
Effect of exchange rate changes on cash and cash equivalents	(30,754)	(2,343)	(2,660)
Net increase (decrease) of Cash and Cash equivalents	486,056	(2,367)	92,228

Cash and cash equivalents, at the beginning of the period	589,886	592,253	500,025

Cash and cash equivalents, at the end of the period	1,075,942	589,886	592,253

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018 AND 2017

NOTE 1.	PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

Entity Information

Celulosa Arauco y Constitución S.A. and subsidiaries, (hereafter “Arauco” or the “Company”), tax identification number 93,458,000-1, is a closely held corporation, that was registered in the Securities Registry (the “Registry”) of the Chilean Commission for the Financial Market (“CMF”) as No. 042 on June 14, 1982. Additionally, the Company is registered as a non-accelerated filer in the Securities and Exchange Commission (SEC) of the United States of America.

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

The ultimate shareholders of Arauco are Mrs. María Noseda Zambra de Angelini (who passed away on April 15, 2018), Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi, who have control fundamentally as follows:

(i)	Through Inversiones Angelini y Cía. Ltda., entity wich has 63.4015% of the shares of AntarChile S.A. and

(ii)

Mr. Roberto Angelini Rossi through the statutory control of Inversiones Golfo Blanco Ltda., direct owner of 5.77307% of the shares of AntarChile S.A.; and Mrs. Patricia Angelini Rossi, through the statutory control of Inversiones Senda Blanca Ltda., direct owner of 4.329804% of the shares of AntarChile S.A.

Arauco’s Consolidated Financial Statements were prepared on a going concern basis.

Presentation of Consolidated Financial Statements

The Financial Statements presented by Arauco are comprised by the following:

•	Consolidated Statements of Financial Position as of December 31, 2018 and 2017.

•	Consolidated Statements of Profit or Loss for the years ended December 31, 2018, 2017 and 2016.

•	Consolidated Statements of Comprehensive Income for the years ended December 31, 2018, 2017 and 2016.

•	Consolidated Statements of Changes in Equity for the years ended December 31, 2018, 2017 and 2016.

•	Consolidated Statements of Cash Flows for the years ended December 31, 2018, 2017 and 2016.

•	Explanatory disclosures (notes)

Period Covered by the Consolidated Financial Statements

As of December 31, 2018 and 2017 and for the periods between January 1 and December 31, 2018, 2017 and 2016.

Date of Approval of Consolidated Financial Statements

These consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) at the Extraordinary Meeting on April 17, 2019.

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

Certain consolidated subsidiaries have Brazilian Real, Argentine Pesos, Canadian Dollars and Chilean Pesos as their functional currencies. For consolidation purposes, the financial statements of those subsidiaries have been prepared in accordance with IFRS and translated into the presentation currency as indicated in Note 1 (e) (ii).

A parent company will present non-controlling interests in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

d)	Segments

Arauco has defined its reportable segments according to its business areas, based on the products and services sold to its customers. This definition is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The personnel responsible for making such decisions are the Executive Vice-president and the Chief Executive Officer who are the highest authorities for making decisions and are supported by the Corporate Managing Directors of each segment.

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

Cash and cash equivalents include cash-on-hand, deposits held on demand at financial entities and other short term highly liquid investments with an original maturity of three months or less and which are subject to an insignificant risk of changes in value.

g)	Financial Instruments

Financial assets

Initial classification

Arauco classifies its financial assets into the following categories: fair value through profit or loss, amortized cost, and Fair Value through other comprehensive income.

The classification is based on the business model used to manage the assets and the characteristics of their contractual cash flows.

Management determines the classification of its financial assets at the time of their initial registration.

(a) Financial assets at fair value through profit or loss: these instruments are initially measured at fair value. Net income and losses, including any income from interest or dividends, are registered in the profit or loss of the period. Financial assets are classified in the category of financial assets at fair value through profit or loss when they are maintained for negotiation or designated in their initial registration as assets at fair value through profit or loss. A financial asset can be classified in this category if it is acquired mainly for the purposes of being sold in the short-term. Gain or losses of assets held for negotiations are registered in the consolidated statements of Profit or Loss, and the related interest is registered independently as financial income. Derivatives are classified as acquired for negotiation also unless they are designated as hedging instruments.

(b) Assets measured at amortized cost: they are initially registered at the fair value of the transaction, adding or subtracting the transaction costs are directly attributable to the issuance of the financial asset or financial liability. The financial asset is maintained within a business model, the objective of which is to maintain financial assets to obtain contractual cash flows and the contractual conditions of the asset give rise, on specified dates, to cash flows that are solely payments of principal and interests (“SPPI”) over the amount of the outstanding principal.

Subsequent measurement

Financial instruments are subsequently measured at “Fair value through profit or loss”, Amortized Cost or Fair Value through other comprehensive income.

The classification is based on two criteria: i) the Company’s business model for the management of financial instruments, and ii) whether the contractual cash flows related to the financial instruments represent “Solely Payments of Principal and Interests”.

a) Fair value through profit or loss: these instruments are subsequently measured at fair value. Net earnings and losses, including income from interests and dividends, are registered as profits or losses for the period. These instruments are held for negotiation and they are mainly acquired to be sold in the short term. Derivatives are also classified as held for negotiation, unless they are registered as hedging instruments. Financial instruments of this type are classified as Other Current and Non-Current Financial Assets. They are subsequently valuated by determining their fair value, registering changes in value in the consolidated statements of Profit or Loss, in the items of Financial Income or Financial Costs.

b) Financial assets measured at amortized cost: These instruments are subsequently measured at amortized cost minus accumulated amortizations, using the effective interest method and adjusted by loss allowance and volume discounts, in the case of financial assets. Financial income and expenses, foreign exchange income and losses, and impairment are registered in results. Any earnings or losses due to initial or subsequent reductions of the value of the asset are registered in the statement of profit or loss of the period. Loans and receivables are non-derivative financial instruments with fixed or determinable payments not traded in any active market. They are registered at amortized cost, registering accrued conditions directly in profit or loss.

Arauco measures accumulated losses in a quantity equivalent to expected credit losses during the lifelong commitment. Expected credit losses are based on contractual cash flow differences based on the allowance of each contract and the cash flows that Arauco expects. The difference is then discounted based on an approximation of the asset’s original effective interest rate. The asset’s carrying value is reduced as the allowance is used, and the loss is recognized in sales expenses in the financial statements. When an account receivable cannot be collected, it is regularized against the allowance account for receivables. Subsequent recoveries of previously impaired amounts are recognized as a debit in distribution costs.

Derivative financial instruments are explained in Note 1 h)

Financial liabilities

Arauco classifies its financial liabilities as follows: fair value through profit or loss, derivatives designated as effective hedging instruments and amortized costs.

Management determines the classification of its financial liabilities upon initial recognition. Financial liabilities are derecognized when the obligation is cancelled, settled or expired. When an existing financial liability is replaced with another of the same provider under substantially different terms, or where the terms of an existing liability are substantially amended, such exchange or modification is treated as a write-off of the original liability, with a new liability being recognized, and the difference between the respective carrying amounts is recognized in the statement of profit or loss.

Financial liabilities are initially recognized at fair value, and in the case of loans, they include the costs directly attributable to the transaction. The subsequent measurement of the financial liabilities depends on their classification:

Financial Liabilities at fair value through profit or loss

Financial liabilities are included in the category of financial liabilities at fair value through profit or loss when they are held for trading or originally designated at fair value through profit or loss. Income and losses from liabilities held for trading are recognized in profit or loss. This category includes non-designated derivatives for hedging accounting.

Financial Liabilities at Amortized Cost

Other financial liabilities are subsequently valued at their amortized cost based on the effective interest rate method. The amortized cost is calculated taking into account any premium or acquisition discount, and includes the costs of transactions that are an integral part of the effective interest rate. This category includes Commercial Accounts Payable and Other Accounts Payable, as well as the loans included in Other Current and Non-Current Financial Liabilities.

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

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss unless the derivative is designated as a hedging instrument and complies with hedge accounting requirements, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

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

-Fair Value Hedges - Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

-Cash flow hedges - The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the Finance costs line item in the consolidated statement of profit or loss. Amounts previously recognized in other comprehensive income are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item.

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

Acquisition-related costs are accounted for as expenses when they are incurred, except for costs to issue debt or equity securities which are recognized in accordance with IAS 32 and IFRS 9.

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

If the acquisition cost is lower than the fair value of the net assets of the associate acquired, the difference is recognized directly in statement of profit or loss in line Other gains (losses).

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

Deferred taxes are recognized in accordance with the standards established in IAS 12 - Income Tax.

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

Revenues are valued at fair value of the consideration received or to be received, derived from them.

Arauco analyses and takes under consideration all relevant facts and circumtances to apply the five-step model established under IFRS 15 to customer contracts: (i) identify the contract, (ii) identify the performance obligations, (iii) determine the transaction price, (iv) allocate the transaction price, and (v) recognise revenue. Aditionally, Arauco evaluates the incremental costs of obtaining a contract and the costs incurred to comply with a contract.

Arauco recognizes revenues when the steps established in IFRS have been satisfactorily complied with.

Accounts receivable are recognized when control over goods or services has been transferred to the customer, because at this point of the time collection is unconditional and the passage of time is only needed to receive payment.

(i) Revenue recognition from the Sale of Goods

Revenue from the sale of goods is recognized when Arauco has transferred to the buyer the significant risks and rewards of ownership of the committed goods, when the amount of revenue can be reliably measured, when Arauco does not retain any managerial involvement over the goods sold and when it is probable that the economic benefits associated with the transaction will flow to Arauco and the costs incurred in respect of the transaction can be measured reliably. Revenue from the sale of goods are recognised when there is no obligation unsatisfied that could affect the customer’s acceptance of the product. The delivery is effective when the products are sent to the specific location, the risks of obsolescence and loss have been transferred to the customer and when Arauco has objective evidence that all acceptance criteria have been satisfied.

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

(ii) Revenue recognition from Rendering of Services

Revenue from the rendering of services is recognized as long as the performance obligation have been satisfied.

Revenue is recognized considering the stage of completion of the transaction at the date of the reporting period, when Arauco has the enforceable right of payment from the rendering of the services.

There is no significant financing component, given that sales are made with a reduced average collection period, which is in line with market practice.

Arauco mainly provides power supply services which are transacted principally in the spot market of the Sistema Eléctrico Nacional (SEN) (“National Electrical System”). According to current regulations, the prices on that market called “Marginal Costs” are calculated by the Coordinador Eléctrico Nacional (CEN) (“National Electrical Coordinator”) and are generally recognized in the period in which the services are rendered.

Electrical power is generated as a by-product of the pulp and wood process and is a complementary business to it, which is initially supplied to the group’s subsidiaries and any surplus is sold to the SEN.

Arauco provides other non-core services such as port services and pest control whose revenues are derived from fixed price service contracts are recognized considering the stage of completion of the services rendered at the date of reporting, generally during the period of the service contract on a straight-line basis over the term of the contract.

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

An allowance for doubtful accounts is established based on a measurement of expected losses using a simplified approach.

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

This obligation is presented in line item “Trade and Other current payables” in the consolidated statements of financial position.

z)	Recent accounting pronouncements

a) Standards, interpretations and amendments that are mandatory for the first time for annual periods beginning on January 1, 2018:

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

IFRS 9 - Financial Instruments.

IFRS 9 came into force on January 1, 2018, replacing IAS 39, and its application has not given rise to significant impact on Arauco’s Consolidated Financial Statements. The Company carried out a detailed assessment of the three aspects of the standard and its impact on the consolidated financial statements, which can be summarized as follows:

i) Classification and measurement: as required by IFRS 9, Arauco changed its classification method for financial assets based on two concepts: the characteristics of the financial assets’ contractual cash flows and of Arauco’s business model, the purpose of which is achieved through the collection of contractual cash flows and the sale of financial assets. Under this new method the four classification categories of IFRS 39 were replaced with the following:

- Amortized cost, where the financial assets are kept in a business model the purpose of which is the generation of contractual cash flows;

- Fair value through other comprehensive income, where the financial assets are kept in a business model the purpose of which is achieved by generating contractual cash flows and selling financial assets;

- Fair value through profit or loss, a residual category which comprises financial instruments that are not kept under any of the business models referenced above, including those kept for negotiation and those designated at fair value in their initial recognition.

With regard to the measurement of financial liabilities, IFRS 9 retains to a great extent the prior accounting treatment of IAS 39, with limited amendments, under which the majority of these liabilities are measured at amortized cost, thereby enabling the designation of a financial liability at fair value with changes in results, provided that certain criteria are met. However, the standard introduced new provisions for liabilities designated at fair value through profit or loss, by virtue of which under certain circumstances the changes in the fair value related to the variation of the “own credit risk” are recognized in other comprehensive income.

Management reviewed and assessed Arauco’s financial assets as of January 1, 2018, based on the hitherto prevailing events and circumstances, and concluded that the new classification requirements do not have an impact on the accounting of its financial assets. The loans and the accounts receivable are maintained in order to obtain the contractual cash flows that only represent the payment of principal and interest; therefore, the criteria for them to be measured at amortized cost under IFRS 9, are fulfilled. Regarding the impairment of the financial assets, IFRS 9 requires an expected credit losses model, as opposed to the incurred loss model set forth by IAS 39. This means that, under IFRS 9, impairments are recorded, generally, earlier compared with the previous model. The new impairment model is applied to the financial assets measured at amortized cost or measured at their fair value through other comprehensive income, except for investments in equity instruments. Impairment provisions are measured based on:

•	The expected credit losses for the upcoming 12 months; or

•

The expected credit losses during the entire lifespan of the asset, if on the date of submission of the Consolidated Financial Statements, a significant increase in the credit risk of a financial instrument were to occur, as from the initial recognition thereof.

IFRS 9 also establishes a simplified approach to measure the correction of values for losses at a sum equal to the expected credit loss during the lifespan of the asset for commercial accounts receivable, contractual assets, or accounts receivable for leases. Arauco chose to apply this policy for the aforementioned financial assets.

ii) Hedging accounting: IFRS 9 also introduced a new model for hedging accounting, with the purpose of aligning accounting more closely with the risk management activities of the companies and of establishing an approach that would be more principle-based. The new approach allows for an improved reflection of the risk management activities in the financial statements, allowing for more elements to be eligible as hedged elements: risk component of non-financial items, net positions and aggregate exposures (in other words, a combination of a non-derivative exposure and a derivative). The most significant changes regarding the hedging instruments, when compared with the hedging accounting method employed under IAS 39, pertains to the possibility of deferring the temporary value of an option, the forward points of forward contracts, and the difference of the monetary base in other comprehensive income, until the time when the hedged element has an impact on results. IFRS eliminated the quantitative requirement from the effectiveness tests envisaged under IAS 39, whereby the results had to be within the 80%-125% range, thus allowing for the evaluation of the efficacy to be aligned with the management of the risk through the demonstration of the existence of an economic ratio between the hedging instrument and the hedged item, while also allowing the possibility of rebalancing the hedging ratio if the risk management objective remains unaltered. Nevertheless, retrospective inefficacy must still be valuated and recognized. Arauco applied the new requirements of IFRS 9 as of the date of the adoption of the same, as of January 1, 2018.

The application of IFRS has had the following initial impacts as of January 1, 2018, in Arauco’s Consolidated Financial Statements:

Hedging assets net

ThU.S.$
Closing balance at December 31, 2017 - calculated under IAS 39	52,057
Amounts restated through reserves	(2,627)
Opening balance at January 1, 2018 - under IFRS 9	49,430

Loss allowance for trade receivables

ThU.S.$
Closing loss allowance at December 31, 2017 - calculated under IAS 39	(17,785)
Amounts restated through retained earnings	(2,875)
Closing loss allowance at January 1, 2018 - under IFRS 9	(20,660)

IFRS 9 adjustments net of deferred taxes

ThU.S.$
Amounts restated through reserves	(2,627)
Amounts restated through retained earnings	(2,875)
Deferred taxes	1,627
Increase (decrease) due to changes to accounting policies	(3,875)

IFRS 15 – Revenue from Contracts with Customers.

As from January 1, 2018, Arauco has decided to apply IFRS 15 using the modified retrospective method, recognizing the accumulated effect of the initial application as an adjustment to the opening balance of the retained earnings of year 2018. However, no significant effects impacting Arauco’s Consolidated Financial Statements were identified and there were no adjustment to the opening balance of retained earnings.

This standard requires more detailed disclosures than those required under the previous current standards, with the purpose of supplying more complete information regarding the nature, amounts, schedule and certainty of the income and cash flows derived from the contracts with clients.

In addition to the submission of more extensive disclosures regarding Arauco’s income transactions, the application of IFRS 15 has not had any impact upon Arauco’s financial position or financial performance. During 2017, the Arauco Group carried out an implementation project, in order to identify and measure the potential impacts of applying IFRS 15 to its consolidated financial statements. This project identified all of the income flows from Arauco’s ordinary activities, the knowledge of the business’s traditional practices, a thorough evaluation of each type of contract with clients, and the determination of the registration methodology for this income under the current rules. A special evaluation was carried out regarding the contracts that contain key aspects of IFRS 15 and certain features that are of particular interest for Arauco, such as: identification of contractual obligations, contracts with multiple obligations and moment of the recognition, contracts with a variable consideration, significant financing components, principal versus agent analysis, existence of warranties for type of service, and capitalization of the costs of obtaining and performing a contract. As mentioned in this Note 1, Arauco’s main activity is the production and sale of products related to the forestry and timber industry. Considering the nature of the goods and services that are being offered as well as the aforementioned characteristics of the income flows, Arauco did not identify impacts over the consolidated financial statements at the moment of initially applying IFRS 15, that is, as of January 1, 2018. The type of revenue and acknowledgments are described in Notes 9 and 24.

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

January 1, 2019

IFRIC 23	Uncertain tax positions It clarifies the method for applying the acknowledgment and measurement requirements of IAS 12 when there is uncertainty regarding the fiscal treatments.	January 1, 2019

IFRS 17	Insurance Contracts Supersedes IFRS 4. It changes mainly the accounting for insurance contracts and inverstments contracts.	January 1, 2021

30

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after

IFRS 10 y IAS 28- Amendments	Sale or Contribution of assets among an Investor and its Associates or Joint Ventures.	Indeterminate

IAS 19

Employee Benefits

Prescribe the accounting and disclosure for employee benefits, requiring an entity to recognise a liability where an employee has provided service and an expense when the entity consumes the economic benefits of employee service.

January 1, 2019

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

January 1, 2019

IAS 23	Borrowing Costs Clarifies that if any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the general borrowings.	January 1, 2019

IAS 1 y IAS 8	Presentation of Financial Statementes and Accounting Policies, Changes in Accounting Estimates and Errors. Clarifies the definition of material and align the definition used in the Conceptual Framework and the standards themselves.	January 1, 2020

IFRS 3	Definition of a Business Narrows the definitions of a business	January 1, 2020

According to the performed evaluations, the adoption of the other standards, amendments and interpretations described above will not have a significant impact on Arauco’s Consolidated Financial Statements during its initial application period, except for the effects of the adoption of IFRS 16, which is described below.

IFRS 16 – Leases

IFRS 16 has not been applied at the closing of these Consolidated Financial Statements, and is applicable as of the annual periods beginning on January 1, 2019.

IFRS 16 – Leases includes changes in Arauco’s accounting as lesee, by requiring a similar treatment than that of financial leases for all the leases that are currently classified as operational with an effective term exceeding 12 months. This means, in general terms, that it will be necessary to acknowledge an asset that represents the right of use over the goods that are subject to operational leasing agreements as well as a liability, equal to the present value of the payments associated to the agreement. Regarding the effects over the results, the payment of monthly leases shall be replaced by the depreciation for the asset’s right of use and the acknowledgement of a financial expense.

Arauco will recognize leases retroactively with the cumulative effect of the initial application of the standard recognized as of January 1, 2019, consistently with all leases where it acts a lessee.

Given this alternative, it will not be necessary to restate the comparative information.

Arauco has chosen not to recognize a liability and an asset for right-of-use for low value leases or whose term of the contract is 12 months or less.

In the impact assessment project of IFRS 16 in the Consolidated Financial Statements of Arauco, we have estimated that we will recognize assets for right-of-use with their corresponding obligations for right-of-use for an approximate amount of MU.S.$ 300.

NOTE 2.	ACCOUTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES

Changes to accounting policies

Arauco applied IFRS 15 “Revenue from Contracts with Customers” and IFRS 9 “Financial instruments” for the first time. These new standards require an assessment of the impacts over each of the affected accounting accounts and balances as of January 1, 2018, as part of the transition to the new accounting standards.

The Company has identified the changes as a result of the application of the standards, acknowledging the accumulated effect of their initial application as a restatement of the opening balances of the retained earnings and reserves as of January 1, 2018; therefore, the financial statements as of December 31, 2017 have not been modified.

The impact of the implementation of IFRS 9 - Financial instruments, and IFRS 15 - Revenue from Contracts with Customers, is explained in note 1 z).

Changes to accounting estimates

As of December 31, 2018, there have been no changes regarding the accounting estimates for the 2017 financial year.

NOTE 3.	DISCLOSURE OF OTHER INFORMATION

a)	Disclosure of information on Issued Capital

At the date of these consolidated financial statements the share capital of Arauco is ThU.S.$353,618.

100% of Capital corresponds to ordinary shares

	12-31-2018	12-31-2017
Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	113,159,655
Nominal Value of Shares by Type of Capital in Ordinary Shares	ThU.S.$0.0031210 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$353,618
	12-31-2018	12-31-2017
Number of Shares Issued and Fully Paid by Type of Capital in Ordinary Shares	113,159,655

b)	Dividends paid

The interim dividend paid in December 2018 was equivalent to 20% of the distributable net profit calculated as of the end of September 2018 and was considered a decrease in the statements of changes in equity.

The final dividend paid each year on may corresponds to the difference between the 40% of the prior year distributable net profit and the amount of the interim dividend paid.

The ThU.S.$324,295 (ThU.S.$ 174,266 as of December 31, 2017) presented in the statements of changes in equity correspond to the minimum dividend provision recorded for the period 2018.

In the Statements of Cash Flow in the line item “Dividends Paid” an amount of ThU.S.$257,421 is presented for the year ended December 31, 2018 (ThU.S.$ 121,586 for the year ended December 31, 2017), of which ThU.S.$256,029 (ThU.S.$ 119,499 for the year ended December 31, 2017) correspond to the payment of dividends of the parent company.

The following are the dividends paid and per share amounts during the periods 2018, 2017 and 2016:

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Interim Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	12-12-2018
Amount of Dividend	ThU.S.$ 142,256
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$ 1.25712

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-10-2018
Amount of Dividend	ThU.S.$113,773
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$ 1.00542

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Interim Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	12-20-2017
Amount of Dividend	ThU.S.$60,494
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$0.53459

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-10-2017
Amount of Dividend	ThU.S.$59,005
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$0.52143

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Interim Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	12-14-2016
Amount of Dividend	ThU.S.$29,572
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$0.26133

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-11-2016
Amount of Dividend	ThU.S.$99,221
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$0.87683

c)	Disclosure of Information on Reserves

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

Reserves of cash flow hedges

The hedging reserve includes the cash flow hedge reserve and the costs of hedging reserve. The cash flow hedge reserve is used to recognise the effective portion of gains or losses on derivatives that are designated and qualify as cash flow hedges.

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

Other items in the Statements of Profit or Loss

The table below sets forth other income, other expenses, finance income, finance costs and share of profit (loss) of associates and joint ventures for the years ended December 31, 2018, 2017 and 2016 are as follows:

	January - December
	2018 ThU.S.$	2017 ThU.S.$	2016 ThU.S.$
Classes of Other Income
Other Income, Total	124,304	111,513	257,863
Gain from changes in fair value of biological assets (See note 20)	84,476	83,031	208,562
Net income from insurance compensation	1,788	1,305	3,222
Revenue from export promotion	3,570	3,542	2,350
Lease income	2,156	3,061	4,687
Gain on sales of assets	13,164	13,444	17,485
Access easement	260	565	3,756
Recovery of tax credits	—	—	2,033
Compensations received	4,554	283	139
Other operating results (*)	14,336	6,282	15,629

Classes of Other Expenses by activity
Total of Other Expenses by activity	(95,880)	(240,165)	(77,415)
Depreciation	(523)	(466)	(562)
Legal expenses	(3,832)	(3,882)	(5,087)
Impairment provision for property, plant and equipment and others	(31,680)	(33,240)	(14,979)
Operating expenses related to plants stoppage	(2,718)	(7,275)	(3,926)
Expenses related to projects	(15,497)	(2,139)	(1,620)
Loss of asset sales	(8,533)	(4,691)	(2,283)
Loss and repair of assets	(430)	(3,739)	(1,307)
Loss of forest due to fires (**)	(2,584)	(138,139)	(15,193)
Other Taxes	(16,821)	(17,463)	(8,261)
Research and development expenses	(1,888)	(2,594)	(2,684)
Fines, readjustments and interests	(788)	(3,675)	(1,004)
Loss on disposal of associates	—	—	(10,369)
Other expenses	(10,586)	(22,862)	(10,140)

Classes of financing income
Financing income, total	20,895	19,640	29,701
Financial income from mutual funds – term deposits	13,177	11,023	11,439
Financial income resulting from swap – forward instruments	596	3,602	7,226
Other financial income	7,122	5,015	11,036

Classes of financing costs
Financing costs, Total	(214,779)	(287,958)	(258,467)
Interest expense, Banks loans	(29,320)	(31,014)	(33,224)
Interest expense, Bonds	(142,846)	(223,602)	(183,203)
Interest expense, other financial instruments	(18,716)	(15,706)	(17,221)
Other financial costs	(23,897)	(17,636)	(24,819)

Share of profit (loss) of associates and joint ventures accounted for using equity method
Total	17,246	17,017	23,939
Investments in associates	3,043	4,855	16,348
Joint ventures	14,203	12,162	7,591

(*)	”Other operating results” includes extraction of sand and gravel from wharfage and indemnities, among others.
(**)	Loss of forest due to fires are presented net of ThU.S.$35,000 from insurance compensation as of December 2017.

The analysis of expenses by nature contained in these consolidated financial statements is presented below:

	January - December
Cost of sales	2018 ThU.S.$	2017 ThU.S.$	2016 ThU.S.$
Timber	691,129	725,114	736,399
Forestry labor costs	672,233	631,276	600,320
Depreciation	377,557	389,847	377,983
Maintenance costs	280,715	262,764	313,500
Chemical costs	560,241	517,478	479,335
Sawmill Services	140,106	109,776	117,340
Other Raw Materials	228,701	188,874	221,950
Other Indirect costs	185,424	178,447	143,074
Energy and fuel	207,712	186,041	139,527
Cost of electricity	34,301	42,008	39,960
Wage and salaries	344,630	342,907	329,517
Total	3,722,749	3,574,532	3,498,905

(*)

Total amount is composed of the cost of inventory sales for ThU.S.$ 3,662,348 (ThU.S.$3,510,009 and ThU.S.$ 3,423,439 at December 31, 2017 and 2016, respectively) and the cost of rendering services for ThU.S.$ 60,401 (ThU.S.$ 64,523 as of December 31, 2017)

	January - December
Distribution cost	2018 ThU.S.$	2017 ThU.S.$	2016 ThU.S.$
Selling costs	39,402	39,175	33,557
Commissions	14,629	14,880	13,880
Insurance	4,266	3,620	3,216
Provision for doubtful accounts	3,144	(245)	910
Other selling costs	17,363	20,920	15,551
Shipping and freight costs	517,403	484,125	462,916
Port services	28,064	30,996	28,028
Freights	440,886	409,801	382,894
Other shipping and freight costs (internation, warehousing, stowage, customs and other costs)	48,453	43,328	51,994
Total	556,805	523,300	496,473

	January - December
Administrative expenses	2018 ThU.S.$	2017 ThU.S.$	2016 ThU.S.$
Wages and salaries	247,927	218,720	198,042
Marketing, advertising, promotion and publications expenses	12,650	10,046	9,937
Insurances	15,538	17,122	21,526
Depreciation and amortization	27,879	28,210	29,285
Computer services	27,434	27,193	27,735
Lease rentals (offices, other property and vehicles)	14,249	14,195	13,391
Donations, contributions, scholarships	13,952	12,772	10,396
Fees (legal and technical advisors)	51,039	43,107	43,809
Property taxes, city permits and rights	17,645	17,281	15,962
Cleaning services, security services and transportation	24,089	25,153	26,975
Third-party variable services (maneuvers, logistics)	43,573	46,097	40,277
Basic services	9,467	8,423	8,653
Maintenance and repair	6,973	5,579	7,617
Seminars, courses, training materials	3,117	2,526	3,560
Other administration expenses (travels, clothing and safety equipment, enviromental expenses, audits and others)	45,752	44,870	17,304
Total	561,284	521,294	474,469

NOTE 4.	INVENTORIES

Components of Inventory	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Raw materials	56,213	103,049
Production supplies	122,794	98,548
Work in progress	66,432	56,194
Finished goods	610,203	441,726
Spare Parts	174,554	168,945
Total Inventories	1,030,196	868,462

Inventories recognized as cost of sales at December 31, 2018 were ThU.S.$3,662,348 (ThU.S.$3,510,009 and ThU.S.$ 3,423,439 at December 31, 2017 and 2016, respectively).

In order to have the inventories recorded at net realizable value at December 31, 2018, a net decrease of inventories was recognized associated with a higher provision of obsolescence of ThU.S.$2,038 (ThU.S.$1,264 and ThU.S.$ 8,397 at December 31, 2017 and 2016, respectively). As of December 31, 2018, the amount of obsolescence provision is ThU.S.$29,658 (ThU.S.$28,684 at December 31, 2017).

At December 31, 2018, there were inventory write-offs of ThU.S.$6,760 (ThU.S.$ 1,427 and ThU.S.$ 1,332 at December 31, 2017 and 2016, respectively)

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

As of the date of these consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

Components of Cash and Cash Equivalents	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Cash on hand	126	148
Bank checking account balances	327,006	209,037
Time deposits	478,775	292,105
Mutual funds	270,035	73,170
Other cash and cash equivalents (*)	—	15,426
Total	1,075,942	589,886

(*) Applies to purchase contracts with resale commitments.

The risk classification of the mutual funds in effect as of December 31, 2018 and December 31, 2017 is shown below.

	December 2018 ThU.S.$	December 2017 ThU.S.$
AAAfm	268,237	64,471
No classification	1,798	8,699
Total Mutual Funds	270,035	73,170

Changes in Financial Liabilities

		Cash Flow
	Opening balance 01-01-2018 ThU.S.$	Borrowings obtained ThU.S.$	Borrowings paid ThU.S.$	Interest paid ThU.S.$	Accrued interest ThU.S.$	Inflation adjustment ThU.S.$	Non-cash movements ThU.S.$	Closing balance 12-31-2018 ThU.S.$
Borrowings from banks	858,457	534,474	(453,789)	(28,397)	30,133	761	(1,204)	940,435
Hedging liabilities	5,393	—	—	(803)	—	(138)	67,147	71,599
Bonds and promissory notes	3,302,685	329,077	(21,495)	(143,080)	144,116	(112,773)	3,124	3,501,654

Total	4,166,535	863,551	(475,284)	(172,280)	174,249	(112,150)	69,067	4,513,688

		Cash Flow
	Opening balance 01-01-2017 ThU.S.$	Borrowings obtained ThU.S.$	Borrowings paid ThU.S.$	Interest paid ThU.S.$	Accrued interest ThU.S.$	Inflation adjustment ThU.S.$	Non-cash movements ThU.S.$	Closing balance 12-31-2017 ThU.S.$
Borrowings from banks	914,358	421,309	(481,205)	(28,141)	27,894	(439)	4,681	858,457
Hedging liabilities	87,364	—	—	—	—	—	(81,971)	5,393
Bonds and promissory notes	3,452,658	891,172	(1,146,506)	(233,045)	218,326	122,324	(2,244)	3,302,685

Total	4,454,380	1,312,481	(1,627,711)	(261,186)	246,220	121,885	(79,534)	4,166,535

NOTE 6.	INCOME TAXES

The tax rates applicable in the countries in which Arauco operates are 27% in Chile, 30% in Argentina, 34% in Brazil, 25% in Uruguay and 21% in the United States (federal tax).

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

Deferred Tax Assets

The following table sets forth the deferred tax assets as of the dates indicated:

	12-31-2018	12-31-2017
Deferred Tax Assets	ThU.S.$	ThU.S.$
Deferred tax Assets relating to Provisions	6,105	7,433
Deferred tax Assets relating to Accrued Liabilities	10,906	11,267
Deferred tax Assets relating to Post-Employment benefits	19,072	19,276
Deferred tax Assets relating to Property, Plant and equipment	10,125	11,657
Deferred tax Assets relating to Financial Instruments	9,761	4,348
Deferred tax Assets relating to Tax Loss Carryforward	109,320	62,706
Deferred tax Assets relating to Inventories	5,532	5,941
Deferred tax Assets relating to Provisions for Income	7,443	21,354
Deferred tax Assets relating to Allowance for Doubtful Accounts	5,001	5,149
Intangible revaluation differences	7,651	10,389
Deferred tax Assets relating to Other Deductible Temporary Differences	21,108	27,364
Total Deferred Tax Assets	212,024	186,884

Offsetting presentation	(207,389)	(178,618)

Net Effect	4,635	8,266

Certain subsidiaries of Arauco mainly in Chile, Brazil and Uruguay, as of the date of these consolidated financial statements, present tax losses for which we estimate that, given the projection of future profits, will allow the recovery of these assets. The total amount of these tax losses is ThU.S.$368,938 (ThU.S.$ 216,397 at December 31, 2017), which are mainly originated by operational and financial losses.

In addition, as of the closing of these consolidated financial statements there are ThU.S.$183,162 (ThU.S.$ 167,862 at December 31, 2017) of non-recoverable tax losses from companies in Uruguay as joint operations based on the participation of Arauco and subsidiaries in USA, for which deferred tax assets have not been recognized. The estimated recovery period exceeds the expiry date of such tax losses.

Deferred Tax Liabilities

The following table sets forth the deferred tax liabilities as of the dates indicated:

	12-31-2018	12-31-2017
Deferred Tax Liabilities	ThU.S.$	ThU.S.$
Deferred tax Liabilities relating to Property, Plant and Equipment	829,288	860,498
Deferred tax Liabilities relating to Financial Instruments	14,225	12,684
Deferred tax Liabilities relating to Biological Assets	661,582	676,876
Deferred tax Liabilities relating to Inventory	39,025	32,580
Deferred tax Liabilities relating to Prepaid Expenses	37,897	41,600
Deferred tax Liabilities relating to Intangible	20,240	22,014
Deferred tax Liabilities relating to Other Taxable Temporary Differences	22,790	17,731
Total Deferred Tax Liabilities	1,625,047	1,663,983

Offsetting presentation	(207,389)	(178,618)

Net Effect	1,417,658	1,485,365

The effect of changes in current and deferred tax liabilities related to financial hedging instruments corresponds to a credit of ThU.S.$4,474 for the year ended December 31, 2018 (compared to a credit of ThU.S.$ 1,591 for the year ended December 31, 2017), which is presented net in Reserves for Cash Flow Hedges in the Consolidated Statement of changes in Equity.

Reconciliation of deferred tax assets and liabilities

Deferred Tax Assets	Opening Balance 01-01-2018 IAS 39 ThU.S.$	Amounts restated ThU.S.$	Opening Balance 01-01-2018 IFRS 9 ThU.S.$	Deferred tax Expenses (Income) ThU.S.$	Deferred tax of items charged to other comprehensive income ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 12-31-2018 ThU.S$
Deferred tax Assets relating to Provisions	7,433		7,433	(1,015)	—	(313)	6,105
Deferred tax Assets relating to Accrued Liabilities	11,267		11,267	(361)	—	—	10,906
Deferred tax Assets relating to Post-Employment benefits	19,276		19,276	297	(504)	3	19,072
Deferred tax Assets relating to Property, Plant and equipment	11,657		11,657	(1,532)	—	—	10,125
Deferred tax Assets relating to Financial Instruments	4,348	709	5,057	(507)	5,211	—	9,761
Deferred tax Assets relating to Tax Loss Carryforward	62,706		62,706	53,103	—	(6,489)	109,320
Deferred tax Assets relating to Inventories	5,941		5,941	(378)	—	(31)	5,532
Deferred tax Assets relating to Provisions for Income	21,354		21,354	(13,910)	—	(1)	7,443
Deferred tax Assets relating to Allowance for Doubtful Accounts	5,149	918	6,067	(843)	—	(223)	5,001
Intangible revaluation differences	10,389		10,389	(1,244)	—	(1,494)	7,651
Deferred tax Assets relating to Other Deductible Temporary Differences	27,364		27,364	(3,838)	—	(2,418)	21,108
Total Deferred Tax Assets	186,884	1,627	188,511	29,772	4,707	(10,966)	212,024

Deferred Tax Liabilities	Opening Balance 01-01-2018 IAS 39 ThU.S.$	Amounts restated ThU.S.$	Opening Balance 01-01-2018 IFRS 9 ThU.S.$	Deferred tax Expenses (Income) ThU.S.$	Deferred tax of items charged to other comprehensive income ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 12-31-2018 ThU.S$
Deferred tax Liabilities relating to Property, Plant and Equipment	860,498	—	860,498	(23,428)	—	(7,782)	829,288
Deferred tax Liabilities relating to Financial Instruments	12,684	—	12,684	1,542	—	(1)	14,225
Deferred tax Liabilities relating to Biological Assets	676,876	—	676,876	2,060	—	(17,354)	661,582
Deferred tax Liabilities relating to Inventory	32,580	—	32,580	6,445	—	—	39,025
Deferred tax Liabilities relating to Prepaid Expenses	41,600	—	41,600	(3,703)	—	—	37,897
Deferred tax Liabilities relating to Intangible	22,014	—	22,014	(562)	—	(1,212)	20,240
Deferred tax Liabilities relating to Other Taxable Temporary Differences	17,731	—	17,731	6,450	—	(1,391)	22,790
Total Deferred Tax Liabilities	1,663,983	—	1,663,983	(11,196)	—	(27,740)	1,625,047

Deferred Tax Assets	Opening Balance 01-01-2017 ThU.S.$	Deferred tax Expenses (Income) ThU.S.$	Deferred tax of items charged to other comprehensive income ThU.S.$	Increase (decrease) through Business Combination ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 12-31-2017 ThU.S$
Deferred tax Assets relating to Provisions	5,771	931	—	726	5	7,433
Deferred tax Assets relating to Accrued Liabilities	11,716	(405)	—	—	(44)	11,267
Deferred tax Assets relating to Post-Employment benefits	17,618	2,286	(673)	—	45	19,276
Deferred tax Assets relating to Property, Plant and equipment	9,806	1,850	—	—	1	11,657
Deferred tax Assets relating to Financial Instruments	12,699	1,414	(9,764)	—	(1)	4,348
Deferred tax Assets relating to Tax Loss Carryforward	50,917	7,271	—	6,093	(1,575)	62,706
Deferred tax Assets relating to Inventories	7,158	(1,435)	—	221	(3)	5,941
Deferred tax Assets relating to Provisions for Income	14,300	7,054	—	—	—	21,354
Deferred tax Assets relating to Allowance for Doubtful Accounts	4,886	(854)	—	1,133	(16)	5,149
Intangible revaluation differences	10	(954)	—	11,333	—	10,389
Deferred tax Assets relating to Other Deductible Temporary Differences	22,985	(3,807)	—	9,134	(948)	27,364
Total Deferred Tax Assets	157,866	13,351	(10,437)	28,640	(2,536)	186,884

Deferred Tax Liabilities	Opening Balance 01-01-2017 ThU.S.$	Deferred tax Expenses (Income) ThU.S.$	Deferred tax of items charged to other comprehensive income ThU.S.$	Increase (decrease) through Business Combination ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 12-31-2017 ThU.S$
Deferred tax Liabilities relating to Property, Plant and Equipment	934,892	(82,445)	—	9,735	(1,684)	860,498
Deferred tax Liabilities relating to Financial Instruments	7,186	5,497	—	—	1	12,684
Deferred tax Liabilities relating to Biological Assets	719,577	(79,947)	—	37,997	(751)	676,876
Deferred tax Liabilities relating to Inventory	31,072	1,508	—	—	—	32,580
Deferred tax Liabilities relating to Prepaid Expenses	42,881	(1,281)	—	—	—	41,600
Deferred tax Liabilities relating to Intangible	27,222	(4,880)	—	—	(328)	22,014
Deferred tax Liabilities relating to Other Taxable Temporary Differences	20,004	(6,730)	—	4,467	(10)	17,731
Total Deferred Tax Liabilities	1,782,834	(168,278)	—	52,199	(2,772)	1,663,983

Temporary Differences

The following tables summarize the deductible and taxable temporary differences:

	12-31-2018		12-31-2017
	Deductible	Taxable	Deductible	Taxable
	Difference	Difference	Difference	Difference
Detail of classes of Deferred Tax Temporary Differences	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred Tax Assets	102,704		124,178
Deferred Tax Assets - Tax loss carryforward	109,320		62,706
Deferred Tax Liabilities		1,625,047		1,663,983
Total	212,024	1,625,047	186,884	1,663,983

	January - December
	2018	2017	2016
Detail of Temporary Difference Income and Loss Amounts	ThU.S.$	ThU.S.$	ThU.S.$
Deferred Tax Assets	(23,331)	6,079	9,093
Deferred Tax Assets - Tax loss carryforward	53,103	7,270	11,498
Deferred Tax Liabilities	11,196	168,279	(3,868)
Total	40,968	181,628	16,723

Income Tax Expense

Income tax expense consists of the following:

	January - December
	2018	2017	2016
Income Tax composition	ThU.S.$	ThU.S.$	ThU.S.$
Current income tax expense	(270,252)	(155,292)	(58,831)
Tax benefit arising from unrecognized tax assets previously used to reduce current tax expense	4,471	3,018	—
Prior period current income tax adjustments	(1,732)	(227)	(6,899)
Other current benefit tax (expenses)	(220)	1,865	3,360
Current Tax Expense, Net	(267,733)	(150,636)	(62,370)

Deferred tax expense relating to origination and reversal of temporary differences	(12,135)	174,358	5,225
Tax benefit arising from previously unrecognized tax loss carryforward	53,103	7,270	11,498
Total deferred Tax benefit (expense), Net	40,968	181,628	16,723
Income Tax benefit (expense), Total	(226,765)	30,992	(45,647)

The following table presents the current income tax expense detailed by foreign and domestic (Chile) companies at December 31, 2018, 2017 and 2016:

	January - December
	2018 ThU.S.$	2017 ThU.S.$	2016 ThU.S.$
Foreign current income tax expense	(35,442)	(28,071)	(27,931)
Domestic current income tax expense	(232,291)	(122,565)	(34,439)
Total current income tax expense	(267,733)	(150,636)	(62,370)

Foreign deferred tax benefit (expense)	19,940	94,228	7,794
Domestic deferred tax benefit (expense)	21,028	87,400	8,929
Total deferred tax benefit (expense)	40,968	181,628	16,723
Total tax benefit (expense)	(226,765)	30,992	(45,647)

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.

The reconciliation of income tax expense is as follows:

	January - December
	2018	2017	2016
Reconciliation of Income tax from Statutory Rate to Effective Tax Rate	ThU.S.$	ThU.S.$	ThU.S.$
Statutory domestic (Chile) income tax rate	27.0%	25.5%	24.0%
Tax Expense at statutory tax rate	(257,451)	(61,037)	(63,174)
Tax effect of foreign tax rates	3,464	(7,118)	(13,368)
Tax effect of revenues exempt from taxation	82,521	40,133	33,834
Tax effect of not deductible expenses	(53,510)	(28,783)	(10,987)
Tax rate effect of tax loss carry forwards	15	(44)	—
Tax effect of Previously Unrecognized Tax Benefit in the Statements of Profit or Loss	(91)	195	—
Tax effect of a new evaluation of assets for deferred not recognized taxes	—	5,311	17,157
Tax rate effect from change in tax rate (opening balances)	—	78,946	(3,681)
Tax rate effect of adjustments for current tax of prior periods	(1,732)	(227)	(6,899)
Other tax rate effects	19	3,616	1,471
Total adjustments to tax expense at applicable tax rate	30,686	92,029	17,527
Tax benefit (expense) at effective tax rate	(226,765)	30,992	(45,647)

Current tax liabilities

The current tax liabilities balances are as follow:

	12-31-2018	12-31-2017
Current tax Liabilities	ThU.S.$	ThU.S.$
Provision tax income (First category)	260,538	126,404
Monthly Provisional Payments (MPP)	(107,023)	(119,753)
Other taxes	127	1,437

Total	153,642	8,088

NOTE 7.	PROPERTY, PLANT AND EQUIPMENT

	12-31-2018	12-31-2017
Property, Plant and Equipment, Net	ThU.S.$	ThU.S.$
Construction work in progress	1,030,730	597,351
Land	972,143	1,008,310
Buildings	2,062,887	2,135,201
Plant and equipment	2,921,462	3,112,755
Information technology equipment	23,292	22,665
Fixtures and fittings	15,906	12,297
Motor vehicles	14,916	15,959
Other property, plant and equipment	133,357	129,761
Total Net	7,174,693	7,034,299

Property, Plant and Equipment, Gross
Construction work in progress	1,030,730	597,351
Land	972,143	1,008,310
Buildings	3,959,186	3,926,157
Plant and equipment	6,388,843	6,410,561
Information technology equipment	86,558	82,765
Fixtures and fittings	44,694	40,388
Motor vehicles	53,507	49,756
Other property, plant and equipment	157,301	159,720
Total Gross	12,692,962	12,275,008

Accumulated depreciation and impairment
Buildings	(1,896,299)	(1,790,956)
Plant and equipment	(3,467,381)	(3,297,806)
Information technology equipment	(63,266)	(60,100)
Fixtures and fittings	(28,788)	(28,091)
Motor vehicles	(38,591)	(33,797)
Other property, plant and equipment	(23,944)	(29,959)
Total	(5,518,269)	(5,240,709)

Description of Property, Plant and Equipment Pledged as Security for Liabilities

As of December 31, 2018, there are no significant assets pledged as collateral to be disclosed in these consolidated financial statements.

Disbursements commitments for the acquisition of property, plant and equipment and disbursements for property, plant and equipment under construction.

	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Amount committed for the acquisition of property, plant and equipment	798,631	112,924

Reconciliation of Property, Plant and Equipment

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment as of December 31, 2018 and December 31, 2017:

Movement of Property, Plant and Equipment	Construction work in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipment ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2018	597,351	1,008,310	2,135,201	3,112,755	22,665	12,297	15,959	129,761	7,034,299
Changes
Additions	660,918	3	6,949	42,467	1,125	1,146	2,352	15,516	730,476
Acquisitions through business combinations	—	3,900	—	4,887	—	—	—	—	8,787
Disposals	(1,994)	(448)	(770)	(702)	(42)	—	(129)	(528)	(4,613)
Retirements	(6,269)	(4,466)	(1,656)	(17,680)	(42)	(28)	(84)	(5,599)	(35,824)
Depreciation	—	—	(125,407)	(316,118)	(5,791)	(2,870)	(3,920)	(3,660)	(457,766)
Impairment loss recognized in profit or loss	—	—	(654)	(356)	(5)	(20)	—	—	(1,035)
Increase (decrease) through net exchange differences	(4,115)	(34,204)	(15,444)	(42,059)	(175)	(210)	(217)	(6,332)	(102,756)
Reclassification of assets held for sale	—	(2,193)	(5)	5,323	—	—	—	—	3,125
Increase (decrease) through transfers from construction in progress	(215,161)	1,241	64,673	132,945	5,557	5,591	955	4,199	—
Total changes	433,379	(36,167)	(72,314)	(191,293)	627	3,609	(1,043)	3,596	140,394
Closing balance 12-31-2018	1,030,730	972,143	2,062,887	2,921,462	23,292	15,906	14,916	133,357	7,174,693

Movement of Property, Plant and Equipment	Construction work in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipment ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2017	321,031	991,450	2,169,731	3,256,348	24,154	9,880	16,858	130,043	6,919,495
Changes
Additions	440,394	277	12,932	65,938	787	556	2,161	10,788	533,833
Acquisitions through business combinations	3,460	4,009	17,214	46,415	164	986	241	2,022	74,511
Disposals	—	(1,878)	(48)	(5,492)	(26)	(26)	(292)	(262)	(8,024)
Retirements	(1,585)	(75)	(3,809)	(3,900)	(4)	(29)	(127)	(7,211)	(16,740)
Depreciation	—	—	(125,692)	(311,819)	(6,080)	(2,268)	(3,546)	(5,421)	(454,826)
Impairment loss recognized in profit or loss	(208)	—	(769)	(8,271)	(5)	(310)	—	(338)	(9,901)
Increase (decrease) through net exchange differences	290	(2,728)	961	(2,394)	51	(31)	67	69	(3,715)
Reclassification of assets held for sale	(418)	—	—	84	—	—	—	—	(334)
Increase (decrease) through transfers from construction in progress	(165,613)	17,255	64,681	75,846	3,624	3,539	597	71	—
Total changes	276,320	16,860	(34,530)	(143,593)	(1,489)	2,417	(899)	(282)	114,804
Closing balance 12-31-2017	597,351	1,008,310	2,135,201	3,112,755	22,665	12,297	15,959	129,761	7,034,299

The depreciation expense for the period ending December 31, 2018, 2017 and 2016 is as follows:

	January-December
	2018	2017	2016
Depreciation for the year	ThU.S.$	ThU.S.$	ThU.S.$
Cost of sales	377,557	389,847	371,170
Administrative expenses	15,530	14,883	21,546
Other expenses	1,986	3,494	2,119
Total	395,073	408,224	394,835

The useful lives of property, plant and equipment are estimated based on the expected use of the assets. The average useful lives by asset class are as follow:

Years of Useful Life (Average)
Buildings	58
Plant and equipment	30
Information technology equipment	8
Fixtures and fittings	28
Motor vehicles	7
Other property, plant and equipment	14

See Note 12 for details of capitalized borrowing costs.

NOTE 8. LEASES

Arauco acting as lessee

	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Property, Plant and Equipment under finance leases	76,020	116,534
Plant and equipment	76,020	116,534

Reconciliation of Financial Lease Minimum Payments:

12-31-2018
Present Value
Periods	ThU.S.$
Less than one year	30,916
Between one and five years	37,271
More than five years	—
Total	68,187

12-31-2017
Present Value
Periods	ThU.S.$
Less than one year	44,341
Between one and five years	68,035
More than five years	—
Total	112,376

Lease obligations are presented in the consolidated statements of financial position in line items “Other current financial liabilities” and “Other non-current financial liabilities” depending on their respective maturities as stated above.

Arauco acting as lessor

Reconciliation of Financial Lease Minimum Payments:

	12-31-2018
	Gross	Interest	Present Value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	1,180	49	1,131
Between one and five years	837	—	837
More than five years	—	—	—
Total	2,017	49	1,968

	12-31-2017
	Gross	Interest	Present Value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	12,001	69	11,932
Between one and five years	1,174	—	1,174
More than five years	—	—	—
Total	13,175	69	13,106

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

NOTE 9.	REVENUE

	January - December
Classes of revenue	2018 ThU.S.$	2017 ThU.S.$	2016 ThU.S.$
Revenue from sales of goods	5,857,584	5,133,339	4,649,581
Revenue from rendering of services	97,249	105,002	111,804
Total	5,954,833	5,238,341	4,761,385

The reportable segments revenues by business area and by geographical area are presented in Note 24.

NOTE 10.	EMPLOYEE BENEFITS

Classes of Benefits and Expenses by Employee

	2018 ThU.S.$	2017 ThU.S.$	2016 ThU.S.$
Employee expenses	627,614	563,117	532,957
Wages and salaries	602,936	542,981	506,993
Severance indemnities	24,678	20,136	25,964

	2018	2017	2016
Discount rate	5.91%	5.11%	4.52%
Inflation	3.00%	2.77%	2.79%
Annual rate of wage growth	5.22%	5.22%	5.22%
Mortality rate (1)	RV-2014	RV-2014	RV-2009

(1)

For the purposes of determining the technical reserves, Chilean annuity providers are required by law to utilize the mortality tables specified by the SVS (currently Chilean Commission for the Financial Market). The most recent table is the RV-2014, which is based on Chilean pensioner experience from 2006-2013 (SP & SVS, 2013). The mortality tables distinguish between males and females.

Sensitivities to assumptions	2018 ThU.S.$
Discount rate
Increase in 100 bps	(4,476)
Decrease in 100 bps	5,151
Wage growth rates
Increase in 100 bps	4,881
Decrease in 100 bps	(4,468)

The following tables set forth the balances and the reconciliation of the present value of severance indemnities obligations as of December 31, 2018 and December 31, 2017:

	12-31-2018	12-31-2017
	ThU.S.$	ThU.S.$
Current	5,656	5,730
Non-current	64,895	66,033
Total	70,551	71,763

Reconciliation of the present value of severance indemnities obligations	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Opening balance	71,763	65,328
Current service cost	5,201	5,583
Interest cost	3,723	3,208
(Gains) losses from changes in actuarial assumptions	(172)	(3,711)
Actuarial gains and losses arising from experience	(1,685)	1,212
Benefits paid	(4,773)	(5,654)
Costs from past services	4,710	—
Increase (decrease) for foreign currency exchange rates changes	(8,216)	5,797
Closing balance	70,551	71,763

NOTE 11.	BALANCES IN FOREIGN CURRENCY AND FOREIGN CURRENCY EXCHANGE RATE IMPACT IN PROFIT OR LOSS.

	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Total Current Assets	3,441,160	2,770,363

Cash and Cash Equivalents	1,075,942	589,886
U.S Dollar	834,513	501,352
Euros	8,295	4,306
Brazilian Real	44,605	47,314
Argentine Pesos	2,854	10,038
Other currencies	5,375	3,685
Chilean Pesos	180,300	23,191

Other current financial assets	497	3,504
U.S Dollar	497	3,497
Other currencies	—	7

Other current non-financial assets	129,854	129,837
U.S Dollar	49,170	48,632
Euros	125	104
Brazilian Real	19,018	17,158
Argentine Pesos	5,855	5,832
Other currencies	5,325	5,306
Chilean Pesos	50,361	52,805

Trade and other current receivables	839,184	814,412
U.S Dollar	631,047	550,674
Euros	7,399	20,498
Brazilian Real	66,500	89,673
Argentine Pesos	15,044	26,863
Other currencies	15,458	17,702
Chilean Pesos	99,950	106,442
U.F.	3,786	2,560

Accounts receivable from related companies	7,324	3,488
U.S Dollar	591	726
Brazilian Real	83	171
Chilean Pesos	6,169	2,192
U.F.	481	399

Current Inventories	1,030,196	868,462
U.S Dollar	957,529	809,689
Brazilian Real	72,667	58,773

Current biological assets	315,924	307,796
U.S Dollar	253,672	270,761
Brazilian Real	62,252	37,035

Current tax assets	36,513	49,471
U.S Dollar	16,042	7,769
Euros	262	—
Brazilian Real	4,978	6,721
Other currencies	1,501	3,188
Chilean Pesos	13,730	31,793

Non-current assets or disposal groups classified as held for sale	5,726	3,507
U.S Dollar	5,152	2,835
Brazilian Real	574	672

	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Total Non-Current Assets	11,152,588	11,224,237

Other non-current financial assets	20,346	56,600
U.S Dollar	20,346	56,600

Other non-current non-financial assets	86,948	121,521
U.S Dollar	79,615	104,711
Brazilian Real	4,946	4,629
Argentine Pesos	1,427	11,303
Other currencies	730	693
Chilean Pesos	230	185

Trade and other non-current receivables	15,149	16,040
U.S Dollar	7,733	4,247
Brazilian Real	1,040	3,345
Other currencies	27	—
Chilean Pesos	3,267	6,692
U.F.	3,082	1,756

Accounts receivable from related companies, non-current	481	1,056
U.F.	481	1,056

Investments accounted for using equity method	358,053	368,772
U.S Dollar	135,805	130,276
Euros	177,548	185,410
Brazilian Real	42,052	53,080
Chilean Pesos	2,648	6

Intangible assets other than goodwill	90,093	88,615
U.S Dollar	87,729	87,007
Brazilian Real	2,364	1,516
Chilean Pesos	—	92

Goodwill	65,851	69,922
U.S Dollar	42,573	42,656
Brazilian Real	23,278	27,266

Property, plant and equipment	7,174,693	7,034,299
U.S Dollar	6,675,290	6,443,081
Brazilian Real	498,993	585,202
Chilean Pesos	410	6,016

Non-current biological assets	3,336,339	3,459,146
U.S Dollar	2,924,266	2,934,819
Brazilian Real	412,073	524,327

Deferred tax assets	4,635	8,266
U.S Dollar	4,558	4,319
Brazilian Real	36	3,622
Other currencies	41	32
Chilean Pesos	—	293

	12-31-2018			12-31-2017
	Up to 90 days	From 91 days to 1 year	Total	Up to 90 days	From 91 days to 1 year	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total Liabilities, current	1,160,815	418,949	1,579,764	1,045,364	354,030	1,399,394

Other current financial liabilities	121,606	415,990	537,596	148,778	351,566	500,344
U.S Dollar	110,329	334,747	445,076	134,125	284,293	418,418
Brazilian Real	1,880	4,948	6,828	2,383	4,660	7,043
Chilean Pesos	1,334	3,683	5,017	1,508	4,116	5,624
U.F.	8,063	72,612	80,675	10,762	58,497	69,259

Bank Loans	84,778	130,271	215,049	110,700	282,172	392,872
U.S Dollar	82,898	125,323	208,221	108,317	277,512	385,829
Brazilian Real	1,880	4,948	6,828	2,383	4,660	7,043

Financial Leases	7,265	23,651	30,916	9,928	34,413	44,341
Chilean Pesos	1,334	3,683	5,017	1,508	4,116	5,624
U.F.	5,931	19,968	25,899	8,420	30,297	38,717

Other Loans	29,563	262,068	291,631	28,150	34,981	63,131
U.S Dollar	27,431	209,424	236,855	25,808	6,781	32,589
U.F.	2,132	52,644	54,776	2,342	28,200	30,542

Trade and other current payables	659,618	—	659,618	717,342	4	717,346
U.S Dollar	184,989	—	184,989	193,562	—	193,562
Euros	7,450	—	7,450	9,099	—	9,099
Brazilian Real	64,873	—	64,873	124,917	—	124,917
Argentine Pesos	15,590	—	15,590	29,243	—	29,243
Other currencies	9,650	—	9,650	4,936	—	4,936
Chilean Pesos	348,886	—	348,886	333,525	4	333,529
U.F.	28,180	—	28,180	22,060	—	22,060

Accounts payable to related companies	10,229	—	10,229	11,208	—	11,208
U.S Dollar	1,777	—	1,777	1,354	—	1,354
Chilean Pesos	8,452	—	8,452	9,854	—	9,854

Other current provisions	413	—	413	2,728	—	2,728
U.S Dollar	413	—	413	622	—	622
Brazilian Real	—	—	—	2,106	—	2,106
Current tax liabilities	152,994	648	153,642	6,361	1,727	8,088
U.S Dollar	88	—	88	283	—	283
Euros	7	—	7	158	—	158
Argentine Pesos	16,730	—	16,730	46	—	46
Other currencies	102	—	102	479	—	479
Chilean Pesos	136,067	648	136,715	5,395	1,727	7,122

Current provisions for employee benefits	4,923	733	5,656	5,595	135	5,730
Brazilian Real	51	—	51	—	—	—
Chilean Pesos	4,872	733	5,605	5,595	135	5,730

Other current non-financial liabilities	211,032	1,578	212,610	153,352	598	153,950
U.S Dollar	187,740	606	188,346	119,309	582	119,891
Euros	49	—	49	77	—	77
Brazilian Real	12,340	—	12,340	18,016	—	18,016
Argentine Pesos	3,037	—	3,037	3,215	—	3,215
Other currencies	4,104	—	4,104	3,906	—	3,906
Chilean Pesos	3,762	972	4,734	8,809	16	8,825
U.F.	—	—	—	20	—	20

	12-31-2018			12-31-2017
	From 13 months to 5 years	More than 5 years	Total	From 13 months to 5 years	More than 5 years	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Total non-current liabilities	2,506,687	3,168,326	5,675,013	3,025,553	2,452,760	5,478,313

Other non-current financial liabilities	1,451,888	2,592,391	4,044,279	1,455,641	2,322,926	3,778,567
U.S Dollar	1,041,304	1,573,044	2,614,348	970,631	1,508,999	2,479,630
Brazilian Real	7,827	—	7,827	16,506	—	16,506
Chilean Pesos	5,821	—	5,821	9,839	—	9,839
U.F.	396,936	1,019,347	1,416,283	458,665	813,927	1,272,592

Bank Loans	526,062	199,324	725,386	327,424	138,161	465,585
U.S Dollar	518,235	199,324	717,559	310,918	138,161	449,079
Brazilian Real	7,827	—	7,827	16,506	—	16,506

Financial Leases	37,271	—	37,271	68,035	—	68,035
Chilean Pesos	5,821	—	5,821	9,839	—	9,839
U.F.	31,450	—	31,450	58,196	—	58,196

Other Loans	888,555	2,393,067	3,281,622	1,060,182	2,184,765	3,244,947
U.S Dollar	523,069	1,373,720	1,896,789	659,713	1,370,838	2,030,551
U.F.	365,486	1,019,347	1,384,833	400,469	813,927	1,214,396

Non-current payables	2.230	—	2.230	—	—	—
U.S Dollar	2.230	—	2.230	—	—	—

Other non-current provisions	33,884	—	33,884	36,008	—	36,008
U.S Dollar	9	—	9	7	—	7
Brazilian Real	5,839	—	5,839	4,682	—	4,682
Argentine Pesos	28,035	—	28,035	31,316	—	31,316
Chilean Pesos	1	—	1	3	—	3

Deferred tax liabilities	841,723	575,935	1,417,658	1,355,531	129,834	1,485,365
U.S Dollar	751,356	575,935	1,327,291	1,247,096	129,834	1,376,930
Brazilian Real	90,367	—	90,367	108,435	—	108,435

Non-current provisions for employee benefits	64,895	—	64,895	66,033	—	66,033
Other currencies	159	—	159	129	—	129
Chilean Pesos	64,736	—	64,736	65,904	—	65,904

Other non-current non-financial liabilities	112,067	—	112,067	112,340	—	112,340
U.S Dollar	19	—	19	13	—	13
Brazilian Real	111,841	—	111,841	111,634	—	111,634
Argentine Pesos	29	—	29	480	—	480
Chilean Pesos	178	—	178	213	—	213

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. Dollar as follows:

Subsidiary	Country	Functional Currency
Arauco do Brasil S.A.	Brazil	Brazilian Real
Arauco Forest Brasil S.A.	Brazil	Brazilian Real
Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real
Arauco Industria de Paineis Ltda.	Brazil	Brazilian Real
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real
Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real
Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian Real
Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos
Forestal Nuestra Señora del Carmen S.A.	Argentina	Argentine Pesos
Forestal Talavera S.A.	Argentina	Argentine Pesos
Greeneagro S.A.	Argentina	Argentine Pesos
Leasing Forestal S.A.	Argentina	Argentine Pesos
Savitar S.A.	Argentina	Argentine Pesos
Flakeboard Company Limited	Canada	Canadian Dollar

The table below shows a detail per company of the effect in the period of the Reserve of Exchange Differences on translation:

	January - December
	2018 ThU.S.$	2017 ThU.S.$	2016 ThU.S.$
Arauco do Brasil S.A.	(70,685)	(6,537)	73,087
Arauco Forest Brasil S.A.	(65,196)	(6,929)	68,314
Arauco Florestal Arapoti S.A.	(17,007)	(1,051)	19,523
Sonae Arauco S.A.	(9,811)	20,547	—
Arauco Argentina S.A.	(7,584)	(752)	4,989
Flakeboard Company Limited	(7,879)	6,529	2,984
Others	(2,461)	307	(13)

Total reserve of exchange differences on translation	(180,623)	12,114	168,884

Effect of foreign exchange rates changes

	January-December
	2018	2017	2016
	ThU.S.$	ThU.S.$	ThU.S.$
Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	(26,470)	98	(3,935)
Reserve of exchange differences on translation (with Non-controlling interests)	(185,038)	11,873	173,754

NOTE 12.	BORROWING COSTS

Arauco capitalizes interest at effective rate on current investment projects.

At the date of issuance of these consolidated financial statements, Arauco has capitalized financial interest related to the modernization and extension of Planta Arauco (MAPA) project in Chile and to the Grayling project in the United States.

	January - December
	2018	2017
	ThU.S.$	ThU.S.$
Property, plant and equipment capitalized cost

Property, plant and equipment capitalized interest cost rate	3.74%	4.57%

Amount of the capitalized interest cost, property, plant and equipment	16,469	6,830

NOTE 13.	RELATED PARTIES

Related Party Disclosures

Related parties are those entities defined in IAS 24 and under the rules of the Chilean Commission for the Financial Market and the Chilean Corporations Law.

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

Name of Group’s Main Shareholders

The ultimate shareholders of Arauco, direct and indirectly, are Mrs. Maria Noseda Zambra de Angelini (who passed away on April 15, 2018), Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi.

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

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Transactions carried out with related parties are intended to contribute to the corporate interest, are adjusted in price, terms and conditions to those prevailing in the market at the time of approval, and meet the requirements and procedures set forth in the law.

The table below sets forth information about the Relationship between the Parent Company and its Subsidiaries

			Functional	% Ownership interest 12-31-2018			% Ownership interest 12-31-2017
ID N°	Company Name	Country	Currency	Direct	Indirect	Total	Direct	Indirect	Total
—	Agenciamiento y Servicios Profesionales S.A.	Mexico	U.S. Dollar	0.0020	99.9970	99.9990	0.0020	99.9970	99.9990
—	Arauco Argentina S.A.	Argentina	U.S. Dollar	9.9753	90.0048	99.9801	9.9753	90.0048	99.9801
—	Arauco Australia Pty Ltd.	Australia	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
96547510-9	Arauco Bioenergía S.A.	Chile	U.S. Dollar	98.0000	1.9999	99.9999	98.0000	1.9999	99.9999
—	Arauco Colombia S.A.	Colombia	U.S. Dollar	1.4778	98.5204	99.9982	1.4778	98.5204	99.9982
—	Arauco do Brasil S.A.	Brazil	Brazilian Real	1.0681	98.9309	99.9990	1.1624	98.8366	99.9990
—	Arauco Europe Cooperatief U.A.	Netherlands	U.S. Dollar	0.5689	99.4301	99.9990	0.5689	99.4301	99.9990
—	Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real	—	79.9992	79.9992	—	79.9992	79.9992
—	Arauco Forest Brasil S.A.	Brazil	Brazilian Real	9.7714	90.2278	99.9992	9.9971	90.0021	99.9992
—	Arauco Industria de Paineis Ltda.	Brazil	Brazilian Real	—	99.9990	99.9990	—	99.9990	99.9990
—	Arauco Middle East DMCC	Dubai	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Arauco North America, Inc. (ex Flakeboard America Limited)	USA	U.S. Dollar	0.0001	99.9989	99.9990	—	99.9990	99.9990
76620842-8	Arauco Nutrientes Naturales SPA	Chile	U.S. Dollar	—	99.9484	99.9484	—	99.9484	99.9484
—	Arauco Panels USA, LLC	USA	U.S. Dollar	—	—	—	—	99.9990	99.9990
—	Arauco Perú S.A.	Peru	U.S. Dollar	0.0013	99.9977	99.9990	0.0013	99.9977	99.9990
—	Arauco Wood (China) Company Limited	China	U.S. Dollar	—	99.9990	99.9990	—	—	—
—	Arauco Wood Products, Inc.	USA	U.S. Dollar	—	—	—	0.0004	99.9986	99.9990
—	Araucomex S.A. de C.V.	Mexico	U.S. Dollar	0.0005	99.9985	99.9990	0.0005	99.9985	99.9990
96657900-5	Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos	—	57.0831	57.0831	—	57.5223	57.5223
—	Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real	—	99.9985	99.9985	—	99.9795	99.9795
—	Flakeboard Company Ltd.	Canada	Canadian Dollar	—	99.9990	99.9990	—	99.9990	99.9990
85805200-9	Forestal Arauco S.A.	Chile	U.S. Dollar	99.9484	—	99.9484	99.9484	—	99.9484
93838000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	—	98.5479	98.5479	—	98.4826	98.4826
78049140-K	Forestal Los Lagos S.A.	Chile	U.S. Dollar	—	79.9587	79.9587	—	79.9587	79.9587
—	Forestal Nuestra Señora del Carmen S.A.	Argentina	Argentine pesos	—	99.9805	99.9805	—	99.9805	99.9805
—	Forestal Talavera S.A.	Argentina	Argentine pesos	—	99.9942	99.9942	—	99.9942	99.9942
—	Greenagro S.A.	Argentina	Argentine pesos	—	97.9805	97.9805	—	97.9805	97.9805
96563550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98.0186	1.9804	99.9990	98.0186	1.9804	99.9990
79990550-7	Investigaciones Forestales Bioforest S.A.	Chile	U.S. Dollar	1.0000	98.9489	99.9489	1.0000	98.9489	99.9489
—	Leasing Forestal S.A.	Argentina	Argentine pesos	—	99.9801	99.9801	—	99.9801	99.9801
96510970-6	Maderas Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9995	99.9995	99.0000	0.9995	99.9995
—	Maderas Arauco Costa Rica S.A.	Costa Rica	U.S. Dollar	—	99.9990	99.9990	—	—	—
—	Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real	—	99.9991	99.9991	—	99.9961	99.9961
—	Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian Real	—	99.9991	99.9991	—	99.9991	99.9991
—	Savitar S.A.	Argentina	Argentine pesos	—	99.9841	99.9841	—	99.9841	99.9841
76375371-9	Servicios Aéreos Forestales Ltda.	Chile	U.S. Dollar	0.0100	99.9890	99.9990	0.0100	99.9890	99.9990
96637330-K	Servicios Logísticos Arauco S.A.	Chile	U.S. Dollar	45.0000	54.9997	99.9997	45.0000	54.9997	99.9997

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

Employee Benefits for Key Management Personnel

	January - December
	2018	2017	2016
	ThU.S.$	ThU.S.$	ThU.S.$
Salaries and bonuses	72,666	59,501	73,398
Per diem compensation to members of the Board of Directors	2,560	2,566	1,783
Termination benefits	9,068	4,936	6,174
Total	84,294	67,003	81,355
Related Party Receivables, Current

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Forestal Mininco S.A.	91.440.000-7	Common Stockholder	Chile	Chilean pesos	30 days	14	25
Eka Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	30 days	2,362	2,027
Forestal del Sur S.A.	79.825.060-4	Associate of a subsidiary’s minority shareholder	Chile	Chilean pesos	30 days	3,740	4
Unilin Arauco Pisos Ltda.	—	Joint Venture	Brazil	Brazilian Real	30 days	83	171
Colbún S.A.	96.505.760-9	Common Stockholder	Chile	Chilean pesos	30 days	52	136
CMPC Celulosa S.A.	96.532.330-9	Common Stockholder	Chile	Chilean pesos	30 days	1	—
Fundación Acerca Redes	65.097.218-K	Parent company is founder and contributor	Chile	U.S. Dollar	30 days	221	726
Sonae Arauco Portugal S.A.	—	Subsidiary of a Joint Venture	Portugal	U.S. Dollar	30 days	370	—
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an Associate	Chile	U.F.	30 days	481	399
TOTAL						7,324	3,488

Related Party Receivables, Non-Current

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an Associate	Chile	U.F.	—	—	528
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an Associate	Chile	U.F.	Jan-20	481	528
TOTAL						481	1,056

Related Party Payables, Current

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Compañía de Petróleos de Chile S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	30 days	7,019	8,837
Abastible S.A.	91.806.000-6	Common controlling parent	Chile	Chilean pesos	30 days	601	545
Fundación Educacional Arauco	71.625.000-8	Common director	Chile	Chilean pesos	30 days	616	54
Red to Green S.A. (Ex-Sigma Servicios Informáticos S.A.)	86.370.800-1	Common Stockholder	Chile	Chilean pesos	30 days	14	1
Portaluppi, Guzman y Bezanilla Asesorías Ltda.	78.096.080-9	Common director	Chile	Chilean pesos	—	—	146
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common Stockholder	Chile	Chilean pesos	30 days	123	137
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean pesos	30 days	11	29
Puerto Lirquén S.A.	96.959.030-1	Subsidiary of an associate	Chile	U.S. Dollar	30 days	1,003	1,354
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	U.S. Dollar	30 days	772	—
Depósitos Portuarios Lirquén S.A.	96.871.870-3	Subsidiary of an associate	Chile	U.S. Dollar	30 days	2	—
Adm.Estaciones de Servicio Serco Ltda.	79.689.550-0	Common controlling parent	Chile	Chilean pesos	30 days	1	1
Adm. de Ventas al Detalle Arco Prime Ltda.	77.215.640-5	Common controlling parent	Chile	Chilean pesos	30 days	1	14
Empresa Distrib. Papeles y Cartones S.A.	88.566.900-k	Common Stockholder	Chile	Chilean pesos	30 days	8	—
Elemental S.A.	76.659.730-0	Indirect associate of controlling parent	Chile	Chilean pesos	30 days	1	4
Woodtech S.A.	76.724.000-7	Indirect associate of controlling parent	Chile	Chilean pesos	30 days	28	86
Orizon S.A.	96.929.960-7	Common controlling parent	Chile	Chilean pesos	30 days	1	—
Vía Limpia SPA	79.874.200-0	Common controlling parent	Chile	Chilean pesos	30 days	9	—
Air BP Copec	96.942.120-8	Common controlling parent	Chile	Chilean pesos	30 days	19	—
TOTAL						10,229	11,208

Related Party Transactions

Purchases

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$	12-31-2016 ThU.S.$
Abastible S.A.	91.806.000-6	Common controlling parent	Chile	Chilean pesos	Fuel	3,668	3,115	2,199
Compañía de Petróleos de Chile S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	Fuel and other	75,328	66,789	39,732
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of the Associate	Chile	U.S. Dollar	Transport and stowage	10,607	9,986	8,633
Puerto Lirquén S.A.	96.959.030-1	Subsidiary of the Associate	Chile	U.S. Dollar	Port services	8,488	6,956	7,311
EKA Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	Sodium chlorate	47,209	44,055	47,236
Forestal del Sur S.A.	79.825.060-4	Associate of a subsidiary’s minority shareholder	Chile	Chilean pesos	Wood and ships	1,675	1,310	2,093
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean pesos	Legal services	897	1,496	1,295
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common Stockholder	Chile	Chilean pesos	Telephone services	617	460	512
CMPC Maderas S.A.	95.304.000-K	Common Stockholder	Chile	Chilean pesos	Wood and logs	644	330	511
Forestal Mininco S.A.	91.440.000-7	Common Stockholder	Chile	Chilean pesos	Wood and logs	261	62	180
Colbún Transmisión S.A.	76.218.856-2	Common director	Chile	Chilean pesos	Electrical Power	453	389	383
Woodtech S.A.	76.724.000-7	Indirect associate of controlling parent	Chile	Chilean pesos	Wood volumen measurement services	2,449	2,239	982
Inversiones Siemel S.A.	94.082.000-6	Common Stockholder	Chile	Chilean pesos	Rentals	326	596	777
Sercor S.A.	96.925.430-1	Associate	Chile	Chilean pesos	Other purchases	148	150	—
Vía Limpia	79.874.200-0	Common controlling parent	Chile	Chilean pesos	Other purchases	257	—	—
CMPC Celulosa S.A.	96.532.330-9	Common Stockholder	Chile	Chilean pesos	Others purchases	11	965	3

Sales
Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$	12-31-2016 ThU.S.$
Compañía de Petróleos de Chile S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	Charter Services	75	202	—
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean pesos	Electrical Power	277	1,128	5,999
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Electrical Power	24,857	19,182	16,326
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	Harvesting services, Wood and chips	26,308	25,322	21,657
Unilin Arauco Pisos Ltda.	—	Joint venture	Brazil	Brazilian Real	Wood	1,474	2,966	5,263

NOTE 14.	CONSOLIDATED FINANCIAL STATEMENTS

On December 31, 2018, Arauco Wood Products Inc and Arauco Panels USA, LLC merged into Flakeboard America Limited (currently Arauco North America, Inc). This transaction had no effect on Arauco’s profit or loss.

On May 7, 2018, the company Maderas Arauco Costa Rica S.A. was created through the subsidiary Inversiones Arauco Internacional Ltda., with a capital of 10,000 colones (equivalent to U.S.$ 18). On December 24, 2018 Inversiones Arauco Internacional Ltda. made a capital contribution of U.S.$300,000 to the company Maderas Arauco Costa Rica S.A.

On August 3. 2018, the company Arauco Wood (China) Company Limited was created through the subsidiary Inversiones Arauco Internacional Ltda. with a capital of U.S.$ 500,000 which it has not been paid.

On December 6, 2017, the subsidiary Arauco do Brasil S.A. acquired all the equity rights of Masisa do Brasil Ltda. (currently Arauco Industria de Paineis Ltda.) for ThU.S.$ 32,914. During December 2017, Arauco paid ThU.S.$ 15,918. Later, in February 2018, the balance of ThU.S$ 16,996 was paid. The main assets acquired consist of 2 industrial complexes that would give Arauco an installed capacity of approximately 10 million m3.

Arauco recognized the acquisition of Arauco Industria de Paineis Ltda. over on the basis of the information available at the date of the transaction, performing a preliminary calculation of the allocation of fair values in the acquisition of this Company. The recorded assets and liabilities are considered provisional amounts and may be adjusted during the measurement period of this acquisition, in order to reflect new information obtained regarding facts and circumstances existing as of the date of acquisition which, had they been known, would have affected the measurements of the amounts recorded by that date. During the year 2018, after finalizing the determination of the fair values for the acquisition of Arauco Industria de Paineis Ltda., Arauco recognized a profit of ThU.S.$ 16,501 in Other Gains (Losses) in the Consolidated Statements of Profit or Loss, net of exchange difference for conversion for ThU.S.$ 2,288.

The table below shows the fair values of assets and liabilities at the date of the transaction:

ARAUCO INDUSTRIA DE PAINEIS LTDA.	12-06-2017 ThU.S.$
Cash and cash equivalent	4,345
Trade and other current receivables	48,877
Inventories	23,335
Property, plant and equipment	91,956
Other assets	20,929
Total assets	189,442
Other financial liabilities, current and non-current	43,218
Trade and other payables	22,018
Other liabilities	74,791
Total liabilities	140,027
Total equity	49,415

The following table shows revenue and net profit recognized at the acquisition day:

ARAUCO INDUSTRIA DE PAINEIS LTDA.	January 1, 2017 to December 31, 2017 ThU.S.$
Revenue	11,830
Net loss	(1,376)

If the acquisition had occurred on January 1, 2017, consolidated pro-forma revenue and profit for the year ended December 31, 2017 would have been:

CELULOSA ARAUCO Y CONSTITUCIÓN S.A. AND SUBSIDIARIES	January-December 2017 (Pro-forma) ThU.S.$
Revenue	5,395,859
Net profit	261,776

These amounts have been calculated using the subsidiary’s results and adjusting them for property, plant and equipment impairments before the acquisition.

The details of the subsidiaries included in the consolidation of Arauco are disclosed in Note 13.

NOTE 15.	INVESTMENTS IN ASSOCIATES

On May 2, 2018, the company E2E S.A. was incorporated through the subsidiary Maderas Arauco S.A., with a total capital of ThU.S.$ 6,000, under 50% ownership of Arauco. As of this date, ThU.S.$ 2,241 have been contributed.

On January 19, 2018, the company Parque Eólico Ovejera Sur SpA was incorporated through the subsidiary Arauco Bioenergía S.A., under 50% ownership of Arauco. The capital contributed by Arauco was ThU.S.$ 782.

The following tables set forth information about Investments in associates.

Name	Puertos y Logística S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Docking and warehousing operations for proprietary and third party use, cargo of all classes of goods, as well, as warehousing and transport operations.
Ownership interest (%)	20.2767%

	12-31-2018	12-31-2017
Carrying amount	ThU.S.$62,511	ThU.S.$62,225

Name	Inversiones Puerto Coronel S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Investments in movables and real estate, acquisition of companies, securities and investment instruments, investment management and development and/or participation in all kind of businesses and companies related to industrial, shipping, forestry and commercial activities.
Ownership interest (%)	50.0000%

	12-31-2018	12-31-2017
Carrying amount	ThU.S.$52,643	ThU.S.$47,619

Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20.0000%

	12-31-2018	12-31-2017
Carrying amount	ThU.S.$ 193	ThU.S.$ 191

Name	Genómica Forestal S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.
Ownership interest (%)	25.0000%

	12-31-2018	12-31-2017
Carrying amount	ThU.S.$(1)	ThU.S.$(4)

Name	Consorcio Tecnológico Bioenercel S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing of technologies which will promote the development of a biofuels industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.
Ownership interest (%)	20.0000%

	12-31-2018	12-31-2017
Carrying amount	ThU.S.$7	ThU.S.$6

Name	Vale do Corisco S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Management of forestry activities.
Ownership interest (%)	49.0000%

	12-31-2018	12-31-2017
Carrying amount	ThU.S.$38,497	ThU.S.$ 48,921

Name	E2E S.A.
Country	Chile
Functional Currency	Chilean pesos
Corporate purpose	Development of construction solutions
Ownership interest (%)	50.0000%

	12-31-2018	12-31-2017
Carrying amount	ThU.S.$2,044	ThU.S.$ —

Name	Parque Eólico Ovejera Sur SpA
Country	Chile
Functional Currency	Chilean pesos
Corporate purpose	Electrical power projects
Ownership interest (%)	50.0000%

	12-31-2018	12-31-2017
Carrying amount	ThU.S.$597	ThU.S.$ —

Summarized Financial Information of Associates

	Assets
12-31-2018	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	E2E S.A. ThU.S.$	Parque Eólico Ovejera del Sur SpA. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	97,866	29	22,870	680	1,246	4,295	2	25	127,013
Non-current	566,484	105,354	907	3,600	703	105,836	36	19	782,939
Total	664,350	105,383	23,777	4,280	1,949	110,131	38	44	909,952

	Liabilities
	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	E2E S.A. ThU.S.$	Parque Eólico Ovejera del Sur SpA. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	28,938	82	22,192	192	754	81	—	7	52,246
Non-current	327,124	—	619	—	—	31,485	5	42	359,275
Equity	308,288	105,301	966	4,088	1,195	78,565	33	(5)	498,431
Total	664,350	105,383	23,777	4,280	1,949	110,131	38	44	909,952
12-31-2018
Revenues	160,889	6,080	4,841	1	—	8,106	—	37	179,954
Expenses	(158,421)	—	(4,855)	(370)	(295)	(8,711)	(2)	(29)	(172,683)
Profit or loss (continuing operations)	2,468	6,080	(14)	(369)	(295)	(605)	(2)	8	7,271
Other comprehensive income	(1,676)	2,202	—	—	—	—	—	—	526
Total comprehensive income	792	8,282	(14)	(369)	(295)	(605)	(2)	8	7,797
Dividends	—	—	—	—	—	3,277	—	—	3,277

	Assets
12-31-2017	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	E2E S.A. ThU.S.$	Parque Eólico Ovejera del Sur SpA. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	92,816	29	4,296	—	—	6,384	5	25	103,555
Non-current	590,309	97,072	769	—	—	126,215	45	24	814,434
Total	683,125	97,101	5,065	—	—	132,599	50	49	917,989

	Liabilities
	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	E2E S.A. ThU.S.$	Parque Eólico Ovejera del Sur SpA. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	44,564	82	3,219	—	—	123	—	14	48,002
Non-current	331,681	—	871	—	—	32,636	5	50	365,243
Equity	306,880	97,019	975	—	—	99,840	45	(15)	504,744
Total	683,125	97,101	5,065	—	—	132,599	50	49	917,989
12-31-2017
Revenues	130,720	4,741	5,211	—	—	34,449	2	30	175,153
Expenses	(132,538)	—	(5,246)	—	—	(29,648)	(10)	(36)	(167,478)
Profit or loss (continuing operations)	(1,818)	4,741	(35)	—	—	4,801	(8)	(6)	7,675
Other comprehensive income	5,850	—	—	—	—	—	—	—	5,850
Total comprehensive income	4,032	4,741	(35)	—	—	4,801	(8)	(6)	13,525
Dividends	—	—	—	—	—	—	—	—	—

Reconciliation of Investment in Associates and Joint Ventures

	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Opening balance as of January 1	368,772	446,548
Changes
Investment in joint ventures, Additions	3,028	—
Share of profit (loss) in investment in associates	3,043	4,855
Share of profit (loss) in investment in joint ventures	14,203	12,162
Dividends Received, Investments in Associates	(11,307)	(8,586)
Increase (Decrease) in foreign exchange currency on translation of Associates and Joint Ventures	(17,287)	22,726
Other increase (decrease) in investment and associates and joint ventures (*)	(2,399)	(108,933)
Total changes	(10,719)	(77,776)
Closing balance	358,053	368,772

(*)

In May 2017, Arauco’s associate Florestal Vale do Corisco S.A. performed a return of capital to its shareholders. This transaction did not generate effects in the Consolidated Statements of Profit or Loss nor modified Arauco’s shareholding in Florestal Vale do Corisco S.A.

	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Carrying amount of associates accounted for using equity method	155,609	158,967
Carrying amount of joint ventures accounted for using equity method	202,444	209,805
Total investment accounted for using equity method	358,053	368,772

NOTE 16.	INTERESTS IN JOINT ARRANGEMENTS

Investments and contributions made

As of December 31, 2018 and 2017, Arauco has not carried out any contributions to Uruguayan companies Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A.

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

Arauco holds a 50% interest in Sonae Arauco, which subsidiary produces and commercializes wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of 2 panel plants and one sawmill in Spain; 2 panel plants and one resin plant in Portugal; 4 panel plants in Germany and 2 panel plants in South Africa.

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

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint operations:

	12-31-2018		12-31-2017
Celulosa y Energía Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	220,699	204,455	202,669	186,626
Non-current	2,044,534	441,010	2,076,255	586,034
Equity	—	1,619,768	—	1,506,264
Total Joint Arrangement	2,265,233	2,265,233	2,278,924	2,278,924

Investment	809,884		753,132

	12-31-2018 ThU.S.$		12-31-2017 ThU.S.$
Income	904,853		768,508
Expenses	(611,444)		(650,174)
Joint Arrangement Net Income (Loss)	293,409		118,334

	12-31-2018		12-31-2017
Forestal Cono Sur S.A. (consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	23,528	1,668	33,012	22,582
Non-current	170,443	1,957	174,943	2,314
Equity	—	190,346	—	183,059
Total Joint Arrangement	193,971	193,971	207,955	207,955

Investment	95,173		91,530

	12-31-2018 ThU.S.$		12-31-2017 ThU.S.$
Income	25,642		15,113
Expenses	(19,748)		(9,926)
Joint Arrangement Net Income (Loss)	5,894		5,187

	12-31-2018		12-31-2017
Eufores S.A. (consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	160,708	159,988	183,175	180,298
Non-current	638,832	8,282	612,187	7,948
Equity	—	631,270	—	607,116
Total Joint Arrangement	799,540	799,540	795,362	795,362

Investment	315,635		303,558

	12-31-2018 ThU.S.$		12-31-2017 ThU.S.$
Income	284,039		336,705
Expenses	(261,683)		(286,616)
Joint Arrangement Net Income (Loss)	22,356		50,089

	12-31-2018		12-31-2017
Zona Franca Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	5,482	106,676	6,105	97,233
Non-current	472,539	27,863	483,884	43,180
Equity	—	343,482	—	349,576
Total Joint Arrangement	478,021	478,021	489,989	489,989
Investment	171,741		174,788

	12-31-2018 ThU.S.$		12-31-2017 ThU.S.$
Income	17,880		22,129
Expenses	(23,975)		(24,413)
Joint Arrangement Net Income (Loss)	(6,095)		(2,284)

The following tables set forth summarized financial information of the more significant interests in joint ventures:

	12-31-2018		12-31-2017
Unilin Arauco Pisos Ltda.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	6,165	3,591	7,270	4,461
Non-current	4,574	37	5,535	28
Equity	—	7,111	—	8,316
Total Joint Arrangement	10,739	10,739	12,805	12,805

Investment	3,556		4,158

	12-31-2018 ThU.S.$		12-31-2017 ThU.S.$
Income	16,984		17,910
Expenses	(16,881)		(18,736)
Joint Arrangement Net Income (Loss)	103		(826)
Other comprehensive income	—		—
Comprehensive income	103		(826)
Dividends	—		—

	12-31-2018		12-31-2017
Eka Chile S.A.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	19,840	4,443	18,876	5,388
Non-current	32,363	5,078	32,040	5,054
Equity	—	42,682	—	40,474
Total Joint Arrangement	52,203	52,203	50,916	50,916

Investment	21,341		20,237

	12-31-2018 ThU.S.$		12-31-2017 ThU.S.$
Income	47,798		43,678
Expenses	(44,490)		(40,111)
Joint Arrangement Net Income (Loss)	3,308		3,567
Other comprehensive income	—		—
Comprehensive income	3,308		3,567
Dividends	550		—

	12-31-2018		12-31-2017
Sonae Arauco S.A.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	272,030	221,393	265,578	235,676
Non-current	655,856	351,397	664,689	323,770
Equity	—	355,096	—	370,821
Total Joint Arrangement	927,886	927,886	930,267	930,267

Net assets	146,762		151,920
Net asset adjustment (Goodwill)	30,786		33,491
Investment	177,548		185,411

	12-31-2018 ThU.S.$		12-31-2017 ThU.S.$
Income	1.057,535		976,936
Expenses	(1.032,435)		(954,979)
Joint Arrangement Net Income (Loss)	25,100		21,957
Other comprehensive income	—		—
Comprehensive income	25,100		21,957
Dividends	7,480		—

NOTE 17.	IMPAIRMENT OF ASSETS

Provisions for impairment of property, plant and equipment due to technical obsolescence have been recorded as of December 31, 2018 and December 31, 2017, respectively, as shown below:

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversal of Losses	Machinery and Equipment
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversal of losses	Technical Obsolescence and Claim

	12-31-2018	12-31-2017
Provisions for impairment of property, plant and equipment	ThU.S.$16,328	ThU.S.$17,396

Goodwill

Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination.

At the date of these consolidated financial statements, the balance of goodwill is ThU.S.$65,851 (ThU.S.$69,922 at December 31, 2017), as shown below:

Goodwill	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Opening balance at January 1	69,922	74,893
Impairment	—	(4,640)
Increase (decrease) in foreign currency exchange	(4,071)	(331)
Closing balance	65,851	69,922

Of the total of goodwill, ThU.S.$40,661 (ThU.S.$ 39,841 as of December 31, 2017) are generated by the acquisition of “Flakeboard”, a company that, directly and/or through its subsidiaries, possesses and operates 7 panel plants, for which Arauco acquired and paid, on September 24, 2012, the price of ThU.S.$242,502 for the 100% interest ownership.

The recoverable amount for Flakeboard’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 5-year term, applying a real discount rate of 6.7% which reflects current market assessments for the wood products segment in North America.

The investment in the panel plant in Pien, Brazil generated a goodwill of ThU.S.$23,278 (ThU.S.$ 27,266 as of December 31, 2017).

The recoverable amount for the Pien plant’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections based on the operational plan approved by the Administration, covering a 5-year term, applying a 7% real discount rate that reflects current evaluations for the panel segment in Brazil.

As a result of the annual impairment test at December 31, 2017, the carrying value of the goodwill of the plants exceeded their recoverable value, and therefore impairment losses of ThU.S.$4,640 were recognized. As of December 31, 2018, the carrying value of the goodwill of the plants did not exceed their recoverable value, and therefore there was no need to recognize impairment losses.

NOTE 18.	PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

The contingent liabilities for outstanding litigations are as follows:

Celulosa Arauco y Constitución S.A.

1. On August 25, 2005, the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) issued tax resolutions No. 184 and No. 185 of 2005, and objected certain income tax returns made by Arauco on April 16, 2001 and October 31, 2001, and furthermore, requested the reimbursement of the amounts returned in connection with tax losses, along with the amendment of the FUT (Tax Profits Fund) Registry balance. In consideration to the foregoing, the above mentioned tax resolutions ordered the restitution of the historical amount of $4,571,664,617 (equal to ThU.S.$6,580 as of December 31, 2018). On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and filed a claim disputing the above mentioned tax resolutions No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, partially sustaining the Company’s request, granting a discount to the total amount of $1,209,399,164 (equal to ThU.S.$1,741 as of December 31, 2018), resulting in a total disputed amount of $3,362,265,453 (equal to ThU.S.$4,839 as of December 31, 2018) plus fines and interests. On February 19, 2010, the Court acknowledged receipt of the Company’s request. Subsequently, the tax authority issued a report and the Company commented on such report.

On September 26, 2014, Arauco requested the submission of this claim to the competent jurisdiction of the new Tax and Customs Courts. On October 10, 2014, Arauco’s request was granted. Currently the action is being considered by these new Courts under the Docket No. RUC 14-9-0002087-3. On March 20, 2015, the SII responded to the allegations submitted by Arauco against Liquidations No. 184 and 185 of 2005. On June 19, 2017, the Court issued the evidence production ruling, which resolution was notified via certified letter on July 23 of 2017. Arauco lodged a motion for reconsideration and a supplementary appeal, requesting the terms of the evidence production ruling be modified. On July 7, 2017, the Court upheld the motion for reconsideration. On September 20, 2017, the Court issued its first instance decision confirming the liquidations. On October 12, 2017, Arauco challenged the decision through an appeal, requesting the Court of Appeals of Santiago to revoke the first instance decision and uphold Arauco’s claim instead. On June 29, 2018, the Court of Appeals of Santiago issued a ruling on appeal, confirming the first instance decision. On July 19, 2018, Arauco lodged a cassation appeal based on formal and substantial flaws before the Supreme Court. Proceedings pending.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore as of December 31, 2018, Arauco has not made any provision whatsoever in connection with this contingency.

2. Through Res. Ex. N° 1 issued by the Superintendence of the Environment (“SMA”) on January 8, 2016, notified on January 14, 2016, the SMA formulated 11 charges against the Company, due to alleged breaches of certain Environmental Qualification Resolutions for the Valdivia Plant and of DS No. 90/2000. The 11 charges were classified as follows by the SMA: 1 critical, 5 severe, 5 minor.

On February 12, 2016, the Company submitted its defenses.

On December 15, 2017, the Superintendence of the Environment issued Exempted Resolution No. 1,487, closing the punitive administrative proceeding, absolving the company with regards to one of the charges and convicting for other 10 charges, applying a fine of 7,777 UTA (equal to ThU.S.$ 6,495 as of December 31, 2018). On December 22, 2017, the Company submitted a motion for reconsideration regarding Exempted Resolution No. 1,487, before the SMA, requesting that we be absolved of all infringements, with the exception of the charge specified under number 7 (late submission of the water quality report regarding the Cruces river). Exempted Resolution No. 357, issued by the Superintendence of the Environment (SMA) was notified on March 23, 2018, through which the reconsideration appeal lodged by the company was rejected. In consideration to the foregoing, on April 5, 2018, a judicial claim was submitted before the Third Environmental Court against Exempted Resolutions No. 1487 and No. 357 of the SMA. On August 7, the hearing of the case took place but it remains under review. On August 22, 2018 court personnel proceeded with the inspection. Proceedings pending.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company, and therefore as of December 31, 2018, Arauco has not made any provision whatsoever in connection with this contingency.

3. Through Res. Ex. N° 1 of the SMA, dated February 17, 2016 notified on February 23, 2016, the SMA formulated 8 charges against the company due to alleged breaches of certain Environmental Qualification Resolutions for the Nueva Aldea Plant. The 8 charges were qualified by the SMA as follows: 7 severe and 1 minor.

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

4. Through Exempted Resolution No. 1/File F-031-2016, dated September 15, 2016, the SMA formulated three charges against the company due to certain alleged breaches of certain Environmental Qualification Resolutions of the Constitución Plant, and an alleged contravention of Law No. 19,300 resulting from a purported circumvention of the Environmental Assessment System. The SMA classified the three charges as follows: 1 severe and 2 minor.

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

Celulosa Arauco y Constitución S.A., Forestal Arauco S.A., Maderas Arauco S.A. y Servicios Logísticos Arauco S.A.

1. On August 13, 2018, Asociación Gremial de Dueños de Camiones de Constitución (ASODUCAM) filed a complaint seeking the performance of a contract and claiming compensation for damages against Forestal Arauco S.A., Servicios Logísticos Arauco S.A., Celulosa Arauco y Constitución S.A. and Maderas Arauco S.A. The complaint is based on alleged breaches of some agreements for the allocation, distribution and supply of cargo volumes for the years 2001 and 2005, initially executed by associates of ASODUCAM with Forestal Arauco S.A., and then, allegedly, with Servicios Logísticos Arauco S.A., in favor of the other two defendants, Celulosa Arauco and Constitución S.A. and Maderas Arauco S.A.

The complaint seeks to enforce the contract, plus $575,000,000 (equal to ThU.S.$ 828 as of December 31, 2018) in compensation for damages. As subsidy, it claims (a) $11,189,270,050 (equivalent to ThU.S.$ 16,105 as of December 31, 2018), for actual damages; (b) $ 11,189,270,050 monthly during the entire course of the trial, until the termination of the contract is declared in the final judgment, for loss of profits, and (c) $5,000,000,000 (equivalent to ThU.S.$ 7,197 as of December 31, 2018) for moral damages.

On August 28, 2018 the claim was served upon Celulosa Arauco y Constitución S.A., Forestal Arauco S.A. and Maderas Arauco S.A., service is pending on Servicios Logísticos Arauco S.A. (Rol C-757-2018 with the Civil Court of Constitución).

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and, therefore, as of December 31, 2018, Arauco has not made any provision whatsoever in connection with this contingency.

Forestal Arauco S.A.

1. Maquinarias y Equipos Klenner Limitada filed a civil damages claim before the First Civil Court of Valdivia, Case File number C-375-2015, against Forestal Arauco S.A. The claim seeks compensation for alleged damages brought as a result of the termination of a service provision contract that took place on February 9, 2010. The plaintiff valued the damages in the amount of $4,203,216,164 (equivalent to ThU.S.$ 6,050, as of December 31, 2018).

On November 14, 2016, the lower court issued a ruling partially upholding the claim, convicting Forestal Arauco S.A. to pay the sum of $115,026,673 (equivalent to ThU.S.$ 166 as of December 31, 2018) as general damage, and the sum of $607,849,413 (equivalent to ThU.S.$ 875 as of December 31, 2018) for loss profit, rejecting the claim for alleged moral damage, all without ordering the payment of litigation expenses.

Forestal Arauco S.A. challenged the ruling filing a cassation remedy based on procedural violations as well as an appeal. The plaintiff also challenged the ruling through an appeal. On August 14, 2017, the Court of Appeals decided to only uphold the appeal filed by Forestal Arauco S.A., dismissing the claim in its entirety.

On September 1, 2017, the plaintiff challenged the decision rendered by the Court of Appeals, filing a formal cassation appeal and a cassation appeal on the merits before the Supreme Court, which was rejected on September 14, 2018. On October 19, 2018, it was certified as enforceable. Case finished.

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

The Court ordered that this trial be joined with Case File C-54-2015.

On December 9, 2016, the Court summoned the parties for the issuance of the ruling. On February 24, 2017, the first instance final ruling was notified, which ruling dismissed the claim in its entirety.

On March 8, 2017, the claimant appealed against the first instance decision. On May 25, 2018, the first instance ruling was confirmed by the Court, with court costs.

On June 12, 2018, the plaintiff challenged the decision of the Court of Appeals, filing a cassation appeal based on substantial flaws before the Supreme Court. Pending case to be heard. (Case File 16,583-2018).

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2018, Arauco has not made any provision whatsoever in connection with this contingency.

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

On April 28, 2015, the company proceeded to answer the claim requesting that it be completely rejected, arguing that Forestal Celco S.A., currently Forestal Arauco S.A., is the sole and legitimate owner of the real property.

On January 8, 2016, the defendant requested a consolidation of the proceedings with Case file 334-2014. The Court ordered the requested consolidation.

On February 24, 2017, the final ruling of the lower court was notified, completely dismissing the claim, with litigation costs.

On March 8, 2017, the plaintiff filed an appeal against the lower court final ruling. On May 25, 2018, the Court of Appeals of Talca upheld the first instance final ruling with litigation costs. (Court of Appeals of Talca Case File No. 949-2017).

On June 12, 2018, the plaintiff challenged the decision of the Court of Appeals, filing a cassation appeal based on substantial flaws before the Supreme Court. Pending case to be heard. (Case File 16,583-2018).

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2018, Arauco has not made any provision whatsoever in connection with this contingency.

4. On July 11, 2017, the company was notified of a civil claim for recovery in ordinary proceedings, filed by Mrs. Carmen Muñoz Domínguez on behalf of Forestal Ezrece S.A. The plaintiff argues that its client would be the rightful owner – as a result of an assignment and sale – of 87.5% of the hereditary rights in the rural real estate property called “Pino Huacho,” located in the boroughs of Los Alamos and of Cañete, province of Lebu, Eighth Region, for a surface area amounting to 5,144.22 hectares, which actions would be under the possession of Forestal Arauco S.A. The claimant has requested the court to order Forestal Arauco S.A. to be sentenced to restitute these actions and rights. Forestal Arauco S.A. answered the claim, requesting its total dismissal, with litigation costs, and further filing a counterclaim based on the ordinary prescription and, in lieu thereof, based on extraordinary prescription.

Proceedings currently at the evidence production stage. Proceedings pending. (Case File C-109-2017 First Instance and Guarantee Court of Lebu).

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2018, Arauco has not made any provision whatsoever in connection with this contingency.

5. Mrs. Estela Jaramillo, filed a lawsuit in a special indigenous procedure, before the First Civil Court of Osorno (Case C-2540-2018), requesting the absolute nullity of the contract of sale signed in 1999, by which Consorcio Forestal S.A. sold to Forestal Valdivia S.A., today Forestal Arauco S.A., 1,505.6 hectares under the name of Fundo San Nicolás Dos Lote Uno Norte. It also demands compensation for damages for the exploitation and use of indigenous lands against Forestal Arauco S.A.

On November 10, 2018, Forestal Arauco SA was notified of the lawsuit. On January 16, 2019, the Court dismissed the lawsuit regarding Consorcio Forestal S.A., who was not notified of the complaint.

The response of the proceedings is currently pending.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2018, Arauco has not made any provision whatsoever in connection with this contingency.

6. Ricardo Guzmán Reyes filed a claim for compensation for damages before the Court of First Instance (C-678-2018), in which he requests to be compensated for the damages caused as a result of a precautionary measure decreed in a possessory complaint filed by Forestal Celco S.A. - which was rejected by the court in 2014-, alleging that said precautionary measure prevented the plaintiff from extracting rocks and moving aggregates from the mining property called “Puente Nuevo 1, 1 a 14 de la Constitución “, for a period of 463 days.

The plaintiff assesses damages in CLP$ 8,519,046,182 (equivalent to Th.U.S.$ 12,262 as of December 31, 2018), which correspond to CLP$ 7,899,046,182 (equivalent to Th.U.S.$ 11,369 as of December 31, 2018) for emerging damages, CLP$ 500,000,000 (equivalent to ThU.S.$ 720 as of December 31, 2018) for lost profits and CLP$120,000,000 (equivalent to ThU.S. $ 173 as of December 31, 2018) for moral damages.

On December 14, 2018, the lawsuit was notified to Forestal Arauco S.A. On December 26, 2018, Forestal Arauco S.A. filed an incident of inability with respect to the subrogation judge, Rodrigo Silva Marchant, also requesting the nullity of the proceedings and rulings issued by him. On January 11, 2019, the Subrogation Judge Mr. Rodrigo Silva Marchant declared himself disqualified from continuing to hear the matter, with the Court accepting the nullity incident on January 16 of the same year.

On February 14, 2019, the court issued a ruling accepting the exception of res judicata filed as dilatory by Forestal Arauco S.A. This resolution was not subject to appeal by the plaintiff, so the case is finished.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2018, Arauco has not made any provision whatsoever in connection with this contingency.

7. Inversiones Forestales Los Alpes Limitada and Forestal Neltume-Carrasco S.A. filed a claim against Forestal Arauco S.A. before the Civil Court of Angol (C-502-2015), in which they request that Forestal Arauco S.A. restitute the material possession of 1,855.9 hectares, which would be part of their property “Resto del Fundo Los Alpes”, which would have an area of approximately 2,700 hectares. Likewise, they requested that it be declared that the property is the exclusive domain of the actors, the restitution of the civil and natural fruits, in addition to the deteriorations that the property would have experienced, with costs.

On January 22, 2019, the lawsuit was notified to Forestal Arauco S.A., and the deadline for its response is pending.

On February 13, 2019 Forestal Arauco S.A. filed dilatory exceptions, which are pending resolution.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2018, Arauco has not made any provision whatsoever in connection with this contingency.

Arauco Argentina S.A.

1. Pursuant to law No. 25,080, the former Secretary of Agriculture, Livestock, Fishing and Foodstuffs, the enforcement agency referred to in the law approved, by Res. No. 952/2000, the forestry and industrial-forestry projects submitted by Arauco Argentina S.A. In the context of these projects, the Company afforested: 1) 4,777 hectares during 2000, in observance of its committed yearly plan; and 2) 23,012 hectares between 2000 and 2006 as a part of the multi-year afforestation plan. Likewise, a sawmill was built with installed capacity to produce 250,000 m3 of sawn timber per year.

On January 11, 2001, Arauco Argentina S.A. submitted an expansion for the approved industrial-forestry project. The expansion was approved via Res. No. 84/03 issued by the former Secretary of Agriculture, Livestock, Fishing and Foodstuffs. In accordance with the assumed obligations, the Company built a MDF board (panels) plant and afforested 8,089 hectares between 2001 and 2006.

Additionally, the Company has filed yearly forestry plans between years 2007 and 2017 for its local operations in the Provinces of Misiones and Buenos Aires.

In March 2005, Note No. 145/05 of the Undersecretary of Agriculture, Livestock and Afforestation suspended the benefit that exempted Arauco Argentina S.A. from paying export duties under Law No. 25,080. This measure is currently under discussion by the Company. On November 8, 2006, the V Chamber of the National Appeals Court for Adversarial Administrative and Federal Matters issued a ruling ordering Arauco Argentina S.A. to continue to enjoy an exemption from paying the exportation duties, in the same manner and scope it had prior to the suspension ordered by Note No. 145/05, if the clearance of merchandise is performed pursuant to the guarantee regime established in article 453, subsection a) of the Customs Code, for the exempted tax obligation. The judicial measure became effective beginning on March of 2007 by collateralization through the granting of bond (caución) policies for each shipment permits exempted from payment of export duty. The company maintains an assignment of funds equivalent to $885,528,092 Argentine Pesos (ThU.S.$ 23,463 as of December 31, 2018) for guaranteed export duties, which appears under not current provisions. Additionally, the Company filed a restitution claim for a total amount of US$6,555,207, plus interests accrued from the service of the claim, corresponding to export duties between March 2005 and March 2007, as a result of the application of Note 145/05 issued by the Undersecretary of Agriculture, Livestock and Afforestation. Both the underlying issue and the restitution claim have yet to be resolved.

On the other hand, in April 2016, the Secretary of Agriculture, Livestock and Fishing issued Resolution No.154 – E/2016, that requires that the holders of enterprises that have received the fiscal benefits envisaged by Law No. 25,080, establish collateral to cover a third of the duration of the project, with a minimum term of five years. During May of 2018, the Company modified the duly established collateral in accordance to the terms of said Resolution, for which reason the security was ultimately established at an amount of $330,929,852 Argentine Pesos (ThU.S.$8,768 as of December 31, 2018).

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

On July 20, 2015, Arauco do Brasil was notified of the first-level administrative ruling which partially upheld the Infringement, at the estimated amount of R$164,159,000 (ThU.S.$42,435 as of December 31, 2018). Against this ruling, a Voluntary Appeal was filed seeking to revoke the Infringement Notice before the Brazilian Administrative Tax Council (Conselho Administrativo de Recursos Fiscais de Brasil or “CARF”), which is the second administrative level. The CARF’s decision was issued on May 16, 2017, and took into consideration certain arguments presented by the Company regarding the premia, but preserving other charges. On September 27, 2018, Arauco do Brasil was notified of the CARF decision, representing the final amount of this case R$57,556,262 (ThU.S.$ 14,878 as of December 31, 2018), interests and readjustments will be added to that value until the discussion is over. Arauco do Brasil S.A. filed an appeal for declaration embargoes, to elicit clarifications from the CARF regarding certain points of the decision. After these clarifications, Arauco will present the Special Appeal to the CSRF - Superior Chamber of Fiscais Resources (final administrative instance), to continue the discussion of the part of the accusation that remains.

The company believes that its challenge against the Infringement Notice is based on sound legal grounds and that a reasonable possibility exists that this matter will be resolved in favor of the company. Otherwise, as the next step, the Company will discuss the Infringement Notice before the Brazilian Justice Courts.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2018, Arauco has not made any provision whatsoever in connection with this contingency.

At the closing date, there are no other contingencies in which the Companies act as obligor, that may significantly affect their financial, economic or operational conditions.

Provisions recorded as of December 31, 2018 and December 31, 2017 are as follows:

Classes of Provisions	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Provisions, Current	413	2,728
Provisions for litigations	413	616
Other provisions	—	2,112
Provisions, non-Current	33,884	36,008
Provisions for litigations	10,384	12,556
Other provisions	23,500	23,452

Total Provisions	34,297	38,736

	12-31-2018
Movements in Provisions	Litigations (*) ThU.S.$	Other Provisions (**) ThU.S.$	Total ThU.S.$
Opening balance	13,172	25,564	38,736
Changes in provisions
Increase in existing provisions	1,660	2	1,662
Used provisions	(887)	—	(887)
Increase (decrease) in foreign currency exchange	(5,262)	—	(5,262)
Other Increases (Decreases)	2,114	(2,066)	48
Total Changes	(2,375)	(2,064)	(4,439)
Closing balance	10,797	23,500	34,297

(*)	The increase in legal claims is composed mainly of ThU.S.$886 and ThU.S.$776 (Brazilian and Argentine subsidiaries respectively) in connection with civil and labor lawsuits.
(**)

The decrease in Other Increases (Decreases) in Other provisions is due to legal claims from Arauco Industrias de Paineis which were classified as Other provisions in 2017 and were included as Litigations in December 2018

	12-31-2017
Movements in Provisions	Litigations (*) ThU.S.$	Other Provisions (**) ThU.S.$	Total ThU.S.$
Opening balance	15,123	23,857	38,980
Changes in provisions
Increase in existing provisions	1,314	16	1,330
Increase through business combinations	—	2,106	2,106
Used provisions	(1,578)	—	(1,578)
Increase (decrease) in foreign currency exchange	(1,493)	—	(1,493)
Other Increases (Decreases)	(194)	(415)	(609)
Total Changes	(1,951)	1,707	(244)
Closing balance	13,172	25,564	38,736

(*)	The increase in legal claims is composed mainly of ThU.S.$908 and ThU.S.$375 (Brazilian and Argentine subsidiaries respectively) in connection with civil and labor lawsuits.
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

NOTE 19.	INTANGIBLE ASSETS

	12-31-2018	12-31-2017
Classes of Intangible Assets, Net	ThU.S.$	ThU.S.$
Intangible assets, net	90,093	88,615
Computer software	26,545	26,747
Water rights	5,966	5,697
Customer	41,634	47,144
Other identifiable intangible assets	15,948	9,027
Classes of intangible Assets, Gross	185,895	173,426
Computer software	88,177	81,907
Water rights	5,966	5,697
Customer	71,443	72,685
Other identifiable intangible assets	20,309	13,137
Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(95,802)	(84,811)
Accumulated amortization and impairment, intangible assets	(95,802)	(84,811)
Computer software	(61,632)	(55,160)
Customer	(29,809)	(25,541)
Other identifiable intangible assets	(4,361)	(4,110)

Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	12-31-2018
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rights ThU.S.$	Customer ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	26,747	5,697	47,144	9,027	88,615
Changes
Additions	6,369	269	—	7,424	14,062
Disposals	(1)	—	—	—	(1)
Amortization	(7,132)	—	(4,808)	(409)	(12,349)
Increase (Decrease) related to foreign currency translation	(287)	—	(702)	(31)	(1,020)
Other Increases (Decreases)	849	—	—	(63)	786
Changes Total	(202)	269	(5,510)	6,921	1,478
Closing Balance	26,545	5,966	41,634	15,948	90,093

	12-31-2017
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rights ThU.S.$	Customer ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	26,370	5,689	50,982	6,456	89,497
Changes
Additions	7,487	8	—	2,973	10,468
Additions through business combination	320	—	—	—	320
Disposals	(181)	—	—	—	(181)
Amortization	(8,122)	—	(4,797)	(408)	(13,327)
Increase (Decrease) related to foreign currency translation	873	—	959	(96)	1,736
Other Increases (Decreases)	—	—	—	102	102
Changes Total	377	8	(3,838)	2,571	(882)
Closing Balance	26,747	5,697	47,144	9,027	88,615

Years of Useful life (Average)
Computer Software	5
Customer	15
Brands	7

The amortization of customer and computer software is presented in the Consolidated Statements of Profit or Loss under the “Administrative Expenses” line item.

NOTE 20.	BIOLOGICAL ASSETS

Biological assets comprise forestry plantations, mainly radiata and taeda pine, and to a lesser extent eucalyptus. The plantations are located in Chile, Argentina, Brazil and Uruguay, with a total surface of 1.77 million hectares as of December 31, 2018 out of which 1.02 million hectares are used for forestry planting, 441 thousand hectares are native forest, 199 thousand hectares are used for other purposes and 111 thousand hectares not yet planted.

For the year ended December 31, 2018, the production volume of logs totaled 20.3 million m3 (20.7 million m3 as of December 31, 2017).

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

The main considerations in determining the fair value of biological assets include the following:

•	Arauco uses discounted expected future cash flows of its forest plantations, which are

•	based on a harvest projection date for all existing plantations.

•	Current forestry plantations are projected based on a net volume that will not decrease, with a minimum growth equivalent to the current supply demand.

•	Future plantations are not considered.

•

The harvest of forestry plantations supplies raw materials for all other products that Arauco produces and trades. By directly controlling the development of forests that will be processed, Arauco ensures high quality timber for each of its products.

•

Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s own industrial centers and sales to third parties at market prices. Sales margin of the different products that are harvested in the forest is also considered in the valuation. The changes in the value of the plantations pursuant to the criteria defined above are accounted for in the results for the fiscal year, as established in IAS 41. These changes are presented in the Consolidated Statements of Profit or Loss under the line item Other income per function, which as of December 31, 2018 amounted to ThU.S.$84,476 (ThU.S.$ 83,031 as of December 31, 2017). The appraisal of biological assets resulted in a greater cost of the lumber sold in comparison to the real incurred cost, which is presented included in the cost of sales which as of December 31, 2018 amounted to ThU.S.$207,346 (ThU.S.$ 213,234 as of December 31, 2017).

•	Forestry plantations are harvested according to the needs of Arauco’s production plants.

•	The discount rates used are 6.4% in Chile (7.5% at 2017), 7.9% Brazil, 10.5% in Argentina and 6.9% in Uruguay.

•	It is expected that prices of harvested timber are constant in real terms based on market prices.

•	Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

•	The average crop age by species and country is:

	Chile	Argentina	Brazil	Uruguay
Pine	24	15	15	—
Eucalyptus	12	10	7	10

The following table sets forth changes in fair value of biological assets considering variations in significant assumptions considered in calculating the fair value of the assets:

		ThU.S.$
Discount rate	0,5	(130,319)
	-0,5	137,784
Margins (%)	10	390,729
	-10	(390,729)

The adjustment to fair value of biological assets is recorded in the Consolidated Statements of Profit or Loss, under the line item Other Income or Other Expenses, depending on whether it corresponds to profits or losses.

Forestry plantations classified as current Biological assets are those to be harvested and sold within twelve months after the reporting period.

The Company has contracted fire insurance policies for its forestry plantations, which in conjunction with the Company’s resources, allow risks to be minimized.

Detail of Biological Assets Pledged as Security

As of December 31, 2018, there are no forestry plantations pledged as security.

Detail of Biological Assets with Restricted Ownership

As of the date of these consolidated financial statements, there are no biological assets with restricted ownership.

No significant government grants have been received.

Current and Non-Current Biological Assets

As of the date of these consolidated financial statements, the Current and Non-current biological assets are as follows:

	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Current	315,924	307,796
Non-current	3,336,339	3,459,146
Total	3,652,263	3,766,942

Reconciliation of carrying amount of biological assets

	12-31-2018
Movement	Current ThU.S.$	Non-current ThU.S.$	Total ThU.S.$
Opening Balance	307,796	3,459,146	3,766,942
Changes in real incurred cost	34,684	(27,174)	7,510
Additions through acquisition and costs of new plantations	2,105	205,353	207,458
Sales	(52)	(315)	(367)
Harvest	(117,729)	—	(117,729)
Increases (decreases) in Foreign Currency Translation	(5,424)	(76,672)	(82,096)
Loss of forest due to fires	—	(8,702)	(8,702)
Transfers from non-current to current	155,789	(155,789)	—
Other Increases (decreases)	(5)	8,951	8,946
Changes in fair value	(26,556)	(95,633)	(122,189)
Gain (losses) arising from changes in fair value minus sale costs	(8,684)	93,160	84,476
Sales	—	(445)	(445)
Harvest	(203,164)	—	(203,164)
Loss of forest due to fires	—	(3,056)	(3,056)
Transfers from non-current to current	185,292	(185,292)	—
Total Changes	8,128	(122,807)	(114,679)
Closing balance	315,924	3,336,339	3,652,263

	12-31-2017
Movement	Current ThU.S.$	Non-current ThU.S.$	Total ThU.S.$
Opening Balance	306,117	3,592,874	3,898,991
Changes in real incurred cost	16,866	82,448	99,314
Additions through acquisition and costs of new plantations	6,088	176,234	182,322
Increase due to non-cash capital distribution of Vale do Corisco S.A. (see Note 15)	—	127,927	127,927
Sales	—	(4,979)	(4,979)
Harvest	(118,414)	—	(118,414)
Increases (decreases) in foreign currency translation	(365)	(5,427)	(5,792)
Loss of forest due to fires	—	(81,750)	(81,750)
Transfers from non-current to current	129,557	(129,557)	—
Changes in fair value	(15,187)	(216,176)	(231,363)
Gain (losses) arising from changes in fair value less costs to sale	(9,029)	92,060	83,031
Sales	—	(310)	(310)
Harvest	(222,694)	—	(222,694)
Loss of forest due to fires	—	(91,389)	(91,389)
Transfers from non-current to current	216,536	(216,536)	—
Other increases (decreases)	—	(1)	(1)
Total Changes	1,679	(133,728)	(132,049)
Closing balance	307,796	3,459,146	3,766,942

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

Detail information of disbursements related to the environment

As of December 31, 2018 and December 31, 2017 Arauco has made and / or has committed the following disbursements by major environmental projects:

	12-31-2018	Disbursements undertaken 2018				Committed Disbursements
Company	Name of project	State of project	Amount ThU.S.$	Asset Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Arauco do Brasil S.A.	Environmental improvement studies	In process	1,771	Assets	Property, plant and equipment	4,001	2019
Arauco do Brasil S.A.	Environmental improvement studies	In process	3,284	Expense	Administration expenses	2,723	2019
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	6,467	Assets	Property, plant and equipment	8,271	2019
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	29,419	Assets	Property, plant and equipment	63,035	2019
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	Finished	563	Expense	Operating cost	—
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	21,978	Assets	Property, plant and equipment	9,233	2019
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	Finished	25,684	Expense	Operating cost	—
Arauco Argentina S.A.	Construction emisario	In process	1,454	Assets	Property, plant and equipment	797	2019
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	499	Expense	Operating cost	—
Maderas Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	1,471	Expense	Operating cost	—
Maderas Arauco S.A.	Environmental improvement studies	In process	—	Assets	Property, plant and equipment	291	2019
Forestal Arauco S.A.	Environmental improvement studies	In process	1,547	Expense	Administration expenses	1,957	2019
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	52	Assets	Property, plant and equipment	3,266	2019
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	281	Assets	Property, plant and equipment	—
Forestal Los Lagos S.A.	Environmental improvement studies	In process	236	Expense	Operating cost	273	2019

		TOTAL	94,706			93,847

	12-31-2017	Disbursements undertaken 2017				Committed Disbursements
Company	Name of project	State of project	Amount ThU.S.$	Asset Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Arauco do Brasil S.A.	Environmental improvement studies	In process	1,008	Assets	Property, plant and equipment	48	2018
Arauco do Brasil S.A.	Environmental improvement studies	In process	1,058	Expense	Administration expenses	296	2018
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	18,501	Assets	Property, plant and equipment	6,928	2018
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	48,512	Assets	Property, plant and equipment	65,798	2018
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	Finished	10,326	Assets	Property, plant and equipment	—
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	55,655	Assets	Property, plant and equipment	18,226	2018
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	26,578	Expense	Operating cost	6,214	2018
Arauco Argentina S.A.	Construction emisario	In process	2,312	Assets	Property, plant and equipment	797	2018
Arauco Argentina S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	139	Assets	Property, plant and equipment	28	2018
Arauco Argentina S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	19	Assets	Property, plant and equipment	5,921	2018
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	432	Expense	Operating cost	—
Maderas Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	1,346	Expense	Operating cost	—
Maderas Arauco S.A.	Environmental improvement studies	In process	89	Assets	Property, plant and equipment	332	2018
Forestal Arauco S.A.	Environmental improvement studies	In process	983	Expense	Administration expenses	1,165	2018
Forestal Los Lagos S.A.	Environmental improvement studies	In process	229	Expense	Operating cost	290	2018

		TOTAL	167,187			106,043

NOTE 22.	NON-CURRENT ASSETS HELD FOR SALE

Arauco decided to sell assets in previous years corresponding mainly to sawmills in Chile and remains committed to its sales plan.

The following table sets forth information on the main types of non-current assets held for sale:

	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Land	2,352	160
Buildings	1,284	1,122
Property, plant and equipment	2,090	2,225
Total	5,726	3,507

As of December 31, 2018, 2017 and 2016, there were no significant effects on results related to the sale of assets held for sale.

NOTE 23.	FINANCIAL INSTRUMENTS

23.1 Classification

Arauco’s financial instruments as of December 31, 2018 and December 31, 2017, are displayed in the table below. Regarding those instruments valued at an amortized cost, as estimation of their fair value is displayed for informational purposes.

	December 2018		December 2017
Financial Instruments Thousands of dollars	Carrying amount	Fair Value	Carrying amount	Fair Value
Financial assets at fair value through profit or loss (held for trading)	270,110	270,110	74,849	74,849
Derivatives (1)	75	75	1,679	1,679
Mutual funds (2)	270,035	270,035	73,170	73,170
Financial assets at amortized cost	1,669,587	1,669,587	1,354,366	1,354,366
Cash and cash equivalents (amortized cost)	805,907	805,907	516,716	516,716
Cash	327,132	327,132	209,185	209,185
Time deposits	478,775	478,775	292,105	292,105
Agreements	—	—	15,426	15,426
Accounts Receivable (net)	854,333	854,333	830,452	830,452
Trade and other receivables	751,158	751,158	709,983	709,983
Lease receivable	1,968	1,968	13,106	13,106
Other receivables	101,207	101,207	107,363	107,363
Accounts receivable due from related parties	7,805	7,805	4,544	4,544
Other financial assets	1,542	1,542	2,654	2,654

Hedging Assets	19,226	19,226	55,771	55,771
Financial liabilities at amortized cost (3)	5,182,353	5,206,334	5,002,072	5,198,654
Bonds issued denominated in U.S. Dollars	2,062,044	1,948,482	2,057,746	2,135,893
Bonds issued denominated in U.F. (4)	1,439,610	1,544,813	1,244,939	1,333,087
Bank Loans in U.S. Dollars	925,780	962,866	835,099	870,399
Bank borrowing denominated in U.S. Dollars	14,655	14,655	23,358	23,358
Financial leasing	68,187	63,441	112,376	107,363
Trade and other payables	661,848	661,848	717,346	717,346
Accounts payable to related parties	10,229	10,229	11,208	11,208
Financial liabilities at fair value through profit or loss	289	289	137	137
Hedging Liabilities	71,310	71,310	5,256	5,256

(1)	The derivatives are presented in the line item “other financial assets” in the consolidated statements of financial position.
(2)

Although mutual funds are measured at fair value through profit or loss for purposes of the consolidated statements of financial position mutual funds are classified as “Cash and cash equivalents” due to the are highly liquid short-term investment.

(3)

Financial liabilities measured at amortized cost, other than “Trade and other payables”, “Accounts payable to related parties” and derivatives are presented in the consolidated statements of financial position in the line item “Other financial liabilities” as current and non-current based on their maturity.

(4)	The Unidad de Fomento (“U.F.”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index.

23.2 Fair Value Hierarchy of Financial Assets and Liabilities

The assets and liabilities measured at fair value in the consolidated statements of financial position as of December 31, 2018, have been measured based on the valuation methodologies provided in IFRS 13. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

•	Level 1: Securities or quoted prices in active markets for identical assets and liabilities

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

Fair Value	December 2018 ThU.S.$	Level 1 ThU.S.$	Level 2 ThU.S.$	Level 3 ThU.S.$
Financial assets at fair value
Derivatives	75		75
Mutual Funds	270,035	270,035
Other financial assets	19,226		19,226
Financial liabilities at fair value
Bonds issued denominated in U.S. Dollars	1,948,482	1,948,482
Bonds issued denominated in U.F. (4)	1,544,813	1,544,813
Bank loans in U.S. Dollars	962,866		962,866
Bank borrowing denominated in other currencies	14,655		14,655
Financial leasing	63,441		63,441
Financial liabilities at fair value through profit or loss	289		289
Hedging liabilities	71,310		71,310

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

The following table sets forth a reconciliation between the financial liabilities and the consolidated statements of financial position as of December 31, 2018 and 2017:

Thousands of dollars	December 2018
	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 13 months to 5 years	More than 5 years	Other non-current financial liabilities, Total	Total
Bonds obligations	27,803	262,068	289,871	818,716	2,393,067	3,211,783	3,501,654
Bank borrowing	84,778	130,271	215,049	526,062	199,324	725,386	940,435
Financial Leasing	7,265	23,651	30,916	37,271	—	37,271	68,187
Swap and Forward	1,760	—	1,760	69,839	—	69,839	71,599

Other Financial Liabilities, Total (a)	121,606	415,990	537,596	1,451,888	2,592,391	4,044,279	4,581,875

Thousands of dollars	December 2018
	Up to 90 days	From 91 days to 1 year	Total Current	From 13 months to 5 years	More than 5 years	Total non-current	Total
Trades and other payables	659,618	—	659,618	2,230	—	2,230	661,848
Accounts payable to related companies	10,229	—	10,229	—	—	—	10,229

Accounts Payable, Total (b)	669,847	—	669,847	2,230	—	2,230	672,077

Financial Liabilities, Total (a) + (b)	791,453	415,990	1,207,443	1,454,118	2,592,391	4,046,509	5,253,952

Thousands of dollars	December 2017
	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 13 months to 5 years	More than 5 years	Other non-current financial liabilities, Total	Total
Bonds obligations	28,013	34,981	62,994	1,054,926	2,184,765	3,239,691	3,302,685
Bank borrowings	110,700	282,172	392,872	327,424	138,161	465,585	858,457
Financial leasing	9,928	34,413	44,341	68,035	—	68,035	112,376
Swap and Forward	137	—	137	5,256	—	5,256	5,393

Other Financial Liabilities, Total (a)	148,778	351,566	500,344	1,455,641	2,322,926	3,778,567	4,278,911

Thousands of dollars	December 2017
	Up to 90 days	From 91 days to 1 year	Total Current	From 13 months to 5 years	More than 5 years	Total non-current	Total
Trades and other payables	717,342	4	717,346	—	—	—	717,346
Accounts payable to related companies	11,208	—	11,208	—	—	—	11,208

Accounts Payable, Total (b)	728,550	4	728,554	—	—	—	728,554

Financial Liabilities, Total (a) + (b)	877,328	351,570	1,228,898	1,455,641	2,322,926	3,778,567	5,007,465

23.4 Derivative Instruments

Hedging instruments recorded as of December 31, 2018 and 2017 are cash flow hedges. Arauco uses derivatives for hedging purposes, such as cross currency swaps, currency and commodity forwards, interest rate swaps, and options. Depending on the fair value of each instrument, the position could be either an asset or a liability, and they are listed in the Statements of Financial Position under Other Non-Current Financial Assets or Other Non-current Financial Liabilities, respectively. The effects for the period are presented under Equity as Other Comprehensive Income or the Statements of Comprehensive Income as Finance Income or Finance Costs, net of differences in exchange rate of the hedged items and the deferred tax.

A summary of the derivative financial instruments included in the Statements of Financial Position as of the end of this period, is presented below:

Financial Instruments	December 2018 Fair Value ThU.S.$	December 2017 Fair Value ThU.S.$
Assets at fair value through profit or loss (held for trading)	75	1,679
Derivative-Uruguay (1)	75	1,672
Forward (2)	—	7
Hedging Assets	19,226	55,771
Derivative-Uruguay (1)	1,357	3,037
Cross Currency Swaps	17,869	52,734
Financial liabilities at fair value through profit or loss	(289)	(137)
Forward (2)	(2)	(137)
Derivative-Uruguay (1)	(287)	—
Hedging Liabilities	(71,310)	(5,256)
Cross Currency Swaps	(69,086)	(5,248)
Derivative-Uruguay (1)	(2,224)	(8)

(1)	Includes Swap and Forward from Uruguay tables.
(2)	Includes Forwards from Colombia and Chile.

23.4.1. Chile

Cross currency swaps

Arauco is exposed to the risk of variability in cash flows from changes in foreign exchange rates and inflation, mainly due to balances of assets denominated in U.S. Dollars and other currencies different from the functional currency, which causes mismatches that could affect operating results.

Below are the cross currency swaps that Arauco has as of December 31, 2018 and 2017 to cover the exposure to the exchange rate risk generated from bonds denominated in U.F.:

Bond	Institution	Amount U.S.$	Amount U.F.	Starting date	Ending date	Fair Value ThU.S.$ 2018	Fair Value ThU.S. 2017
F	Deutsche—England	43,618,307	1,000,000	10-30-2011	10-30-2021	(3,105)	213
F	JP Morgan—N.A.	43,618,307	1,000,000	10-30-2011	10-30-2021	(3,039)	306
F	Deutsche—England	37,977,065	1,000,000	04-30-2014	04-30-2019	1,707	6,599
F	Scotiabank—Chile	38,426,435	1,000,000	10-30-2014	04-30-2023	2,041	5,252
F	Scotiabank—Chile	38,378,440	1,000,000	10-30-2014	04-30-2023	2,273	5,550
F	Santander—Chile	37,977,065	1,000,000	10-30-2014	04-30-2023	2,715	6,051
F	BCI—Chile	37,621,562	1,000,000	10-30-2014	04-30-2023	3,148	6,549
F	Banco de Chile—Chile	36,250,835	954,545	04-30-2019	10-30-2029	155	—
J	Corpbanca—Chile	42,864,859	1,000,000	09-01-2010	09-01-2020	(3,289)	(292)
J	Scotiabank—Chile	42,864,859	1,000,000	09-01-2010	09-01-2020	(3,289)	(292)
J	Deutsche—England	42,864,859	1,000,000	09-01-2010	09-01-2020	(3,313)	(356)
J	Santander—Spain	42,873,112	1,000,000	09-01-2010	09-01-2020	(3,273)	(263)
J	Scotiabank—Chile	42,864,257	1,000,000	09-01-2010	09-01-2020	(3,197)	(152)
P	Corpbanca—Chile	46,474,122	1,000,000	05-15-2012	11-15-2021	(4,978)	(1,775)
P	JP Morgan—N.A.	47,163,640	1,000,000	11-15-2012	11-15-2021	(5,102)	(1,753)
P	Scotiabank—Chile	42,412,852	1,000,000	11-15-2013	11-15-2023	(882)	1,854
P	Santander—Chile	41,752,718	1,000,000	11-15-2013	11-15-2023	(89)	2,777
P	Deutsche—England	41,752,718	1,000,000	11-15-2013	11-15-2023	(92)	2,800
Q	BCI—Chile	26,990,765	625,000	10-01-2014	04-01-2021	(1,679)	1,022
Q	BCI—Chile	26,997,935	625,000	10-01-2014	04-01-2021	(1,655)	1,070
R	Santander—Chile	128,611,183	3,000,000	10-01-2014	04-01-2024	(7,016)	(365)
R	JP Morgan—England	43,185,224	1,000,000	10-01-2014	04-01-2024	(1,996)	329
R	Corpbanca—Chile	43,277,070	1,000,000	10-01-2014	04-01-2024	(2,015)	327
S	Santander—Chile	201,340,031	5,000,000	11-15-2016	11-15-2026	5,830	12,035
W	Goldman Sachs	40,521,750	1,000,000	10-10-2018	10-10-2028	(2,392)	—
W	Scotiabank—Chile	40,537,926	1,000,000	10-10-2018	10-10-2028	(2,294)	—
W	Goldman Sachs	40,066,555	1,000,000	10-10-2018	10-10-2028	(1,861)	—
X	Santander—Chile	118,400,504	3,000,000	10-10-2018	10-10-2038	(7,976)	—
X	Santander—Chile	97,971,786	2,500,000	10-10-2018	10-10-2038	(6,554)	—

						(51,217)	47,486

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

Through an effectiveness test, and pursuant to IFRS 9, we were able to validate that the aforementioned hedging instruments are highly effective within an acceptable range for Arauco, for the purposes of eliminating the uncertainty of the exchange rate in the commitments derived from the hedged object.

23.4.2. Colombia

Forward contracts that are in force and effect, executed by Arauco Colombia as of December 31, 2018 and 2017, are detailed in the following table:

Exchange rate	Institution	Amount ThU.S.$	Starting date	Ending date	December 2018 Fair Value ThU.S.$
USDCOP	Corpbanca Colombia	1,500	10-31-2018	01-09-2019	(2)
USDCOP	Corpbanca Colombia	1,700	11-26-2018	02-12-2019	—
USDCOP	Corpbanca Colombia	1,600	12-20-2018	03-12-2019	—

					(2)

Exchange rate	Institution	Amount ThU.S.$	Starting date	Ending date	December 2017 Fair Value ThU.S.$
USDCOP	BBVA Colombia	6,000	10-11-2017	01-10-2018	(1)
USDCOP	Corpbanca Colombia	8,000	11-14-2017	02-13-2018	(136)
USDCOP	Corpbanca Colombia	2,100	12-21-2017	03-12-2018	7

					(130)

23.4.3. Uruguay

Forward

As of December 31, 2018 and 2017, Arauco Uruguay maintains the following forward contracts in force and effect for the purposes of ensuring an exchange rate for sale of dollars:

Exchange rate	Institution	Notional ThU.S.$	December 2018 Fair Value ThU.S.$
UYUUSD	Banco Santander Uy	14,880	(586)
UYUUSD	HSBC Uruguay	11,610	(56)
UYUUSD	Citibank U.K.	4,425	29
			(613)

Exchange rate	Institution	Notional ThU.S.$	December 2017 Fair Value ThU.S.$
UYUUSD	Banco Santander Uy	24,000	1,213
UYUUSD	Citibank U.K.	—	—
UYUUSD	HSBC Uruguay	9,000	543

			1,756

Arauco Uruguay’s profits and losses also face exposure to the price variation of certain fuels, as occurs with Fuel Oil N°6, which is used during the cellulose manufacturing process. In order to minimize this risk, the volatility of future flows associated to the purchase of Fuel Oil No. 6 for years 2018, 2019 and part of 2020 has been limited, through forwards of this commodity. The agreements that are in force and effect as of December 31, 2018 and 2017, are detailed below:

Commodity	Institution	Notional ThU.S.$	December 2018 Fair Value ThU.S.$
Fuel Oil N°6	JPMorgan Chase Bank, N.A.	6,189	(800)
Fuel Oil N°6	Citibank U.K.	401	(34)
Fuel Oil N°6	DNB Bank ASA	4,837	(568)

			(1,402)

Commodity	Institution	Notional ThU.S.$	December 2017 Fair Value ThU.S.$
Fuel Oil N°6	JPMorgan Chase Bank, N.A.	4,760	1,372
Fuel Oil N°6	DNB Bank ASA	4,002	732
Fuel Oil N°6	Citibank U.K.	761	112

			2,216

Interest Rate Swap

In addition, Arauco Uruguay’s maintains an Interest Rate Swap in force and effect, a derivative instrument which purpose is to set the interest rate of a variable rate debt in the same currency (USD). The valuation off this instrument as of December 31, 2018 and 2017, is shown below:

Exchange rate	Institution	Notional ThU.S.$	December 2018 Fair Value ThU.S.$
USD	DNB Bank ASA	42,198	936

Exchange rate	Institution	Notional ThU.S.$	December 2017 Fair Value ThU.S.$
USD	DNB Bank ASA	50,638	729

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

Loans and receivables are measured at amortized cost using the effective interest method and are tested for impairment. Financial assets that are classified as loans and receivables are: cash and cash-equivalents, time deposits, repurchase agreements, trade and other current/non-current receivables, and accounts receivable from related parties

As of December 31, 2018 and 2017, there are provisions for impairment for ThU.S.$ 15,147 and ThU.S.$ 17,785, respectively.

	December 2018 ThU.S.$	December 2017 ThU.S.$
Financial assets at amortized cost	1,669,587	1,354,366
Cash and cash equivalents	805,907	516,716
Cash	327,132	209,185
Time Deposits	478,775	292,105
Agreements	—	15,426
Trade and other receivables (net)	862,138	834,996
Trade and other receivables	751,158	709,983
Lease receivable	1,968	13,106
Other receivables	101,207	107,363
Accounts receivable due from related parties	7,805	4,544
Other financial assets	1,542	2,654

23.5.1. Cash and Cash Equivalents

Includes cash on hand, bank checking account balances and time deposits and other short term highly liquid investments with an original maturity of three months or less. They are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

The composition of cash and cash equivalents (including the balance of mutual funds displayed in this note as valuation, instruments at fair value with profit or loss) at December 31, 2018 and December 31, 2017, classified by origin coins is as follows:

	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Cash and Cash Equivalents	1,075,942	589,886
U.S. Dollars	834,513	501,352
Euro	8,295	4,306
Other currencies	52,834	61,037
Chilean pesos	180,300	23,191

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

The allowance for doubtful accounts is presented as a deduction of trade and other receivables. The provision for doubtful accounts is established based on an analysis of the age of the portfolio and considering the insurance coverage on accounts receivable. Other conditions are assessed for example when there is objective evidence that Arauco will not receive payments under the original sale terms and when the customer is a party to a bankruptcy court agreement or cessation of payments, and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

23.5.5 Accounts receivable from related parties: Represent enforceable rights for Arauco resulting from the normal course of business, calling normal to the line of business, activity or purpose of exploitation and financing, and which Arauco owns a non-controlling ownership of the counterparty.

The following table sets forth trade and other current/non-current receivables classified by currencies as of December 31, 2018 and December 31, 2017:

	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Trades and other current receivables	839,184	814,412
U.S. Dollars	631,047	550,674
Euros	7,399	20,498
Other currencies	97,002	134,238
Chilean pesos	99,950	106,442
U.F.	3,786	2,560

Accounts receivable from related parties, current	7,324	3,488
U.S. Dollars	591	726
Other currencies	83	171
Chilean pesos	6,169	2,192
U.F.	481	399

Trade and other non-current receivables	15,149	16,040
U.S. Dollars	7,733	4,247
Other currencies	1,067	3,345
Chilean pesos	3,267	6,692
U.F.	3,082	1,756

Accounts receivable from related parties, non-current	481	1,056
U.F.	481	1,056

23.6 Total Financial Liabilities

Arauco’s financial liabilities to the date of these consolidated financial statements are as follows:

	December 2018 ThU.S.$	December 2017 ThU.S.$
Financial Liabilities
Total Financial Liabilities	5,253,952	5,007,465
Financial liabilities at fair value through profit or loss (held for trading)	289	137
Hedging Liabilities	71,310	5,256
Financial Liabilities Measured at Amortized Cost	5,182,353	5,002,072

The following table sets forth the current portion of the non-current bank borrowings and debt issued as of December 31, 2018 and 2017.

	December 2018 ThU.S.$	December 2017 ThU.S.$
Bank borrowings - current portion	99,397	92,693
Bonds issued - current portion	81,060	107,268
Total	180,457	199,961

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

		12-31-2018 ThU.S.$	12-31-2017 ThU.S.$	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
	Currency	Amortized Cost		Fair Value
Total Financial Liabilities		5,182,353	5,002,072	5,206,334	5,198,654
Bonds Issued	U.S. Dollar	2,062,044	2,057,747	1,948,482	2,135,893
Bonds Issued	U.F.	1,439,610	1,244,938	1,544,813	1,333,087
Bank borrowings	U.S. Dollar	925,780	834,908	962,866	870,399
Bank borrowings	Other currencies	14,655	23,549	14,655	23,358
Financial Leasing	U.F.	57,349	96,913	53,594	92,542
Financial Leasing	Chilean pesos	10,838	15,463	9,847	14,821
Trades and Other Payables	U.S. Dollar	187,219	194,342	187,219	194,342
Trades and Other Payables	Euro	7,450	8,848	7,450	8,848
Trades and Other Payables	Other currencies	90,113	158,567	90,113	158,567
Trades and Other Payables	Chilean pesos	348,886	333,529	348,886	333,529
Trades and Other Payables	U.F.	28,180	22,060	28,180	22,060
Related party payables	U.S. Dollar	1,777	1,354	1,777	1,354
Related party payables	Chilean pesos	8,452	9,854	8,452	9,854

The financial liabilities at amortized cost presented in the consolidated statements of financial positions as of December 31, 2018 and 2017 are as follows:

		December 2018 ThU.S.$
	Current	Non Current	Total
Other financial liabilities	535,836	3,974,440	4,510,276
Trade and other payables	659,618	2,230	661,848
Accounts payable to related parties	10,229	—	10,229
Total Financial Liabilities Measured at Amortized Cost	1,205,683	3,976,670	5,182,353

		December 2017 ThU.S.$
	Current	Non Current	Total
Other financial liabilities	500,207	3,773,311	4,273,518
Trade and other payables	717,346	—	717,346
Accounts payable to related parties	11,208	—	11,208
Total Financial Liabilities Measured at Amortized Cost	1,228,761	3,773,311	5,002,072

23.8 Cash Flow Hedges Reserve Reconciliation

The following table sets forth the reconciliation balances of cash flow hedges presented in Other Comprehensive Income:

	January-December
	2018 ThU.S.$	2017 ThU.S.$	2016 ThU.S.$
Opening balance - under IAS 39 and IFRS 9, respectively	4,752	1,096	(55,396)
Amounts restated through reserve of cash flow hedges	(1,918)	—	—
Opening balance - in accordance with IFRS 9	2,834	1,096	(55,396)
Gains (losses) on cash flow hedges	30,321	22,212	84,045
Recycle of cash flow hedges to profit or loss	(15,286)	(16,965)	(10,198)
Income tax	(4,474)	(5,917)	(20,055)
Recycle of income tax	—	4,326	2,700
Closing balance	13,395	4,752	1,096

23.9 Capital Disclosures

23.9.1 Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco’s policies on capital management have the objective of:

a)	Ensuring business continuity and normal operations in the long term;
b)	Ensuring funding for new investments to achieve sustainable growth over time;
c)	Keeping adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and
d)	Maximizing the Company’s value and providing an adequate return to shareholders.

23.9.2 Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings and bonds issued).

23.9.3 Quantitative Information on Capital Management

The following table sets forth the financial covenants that the Company has to comply with as part of the terms of certain of its obligations:

Instrument	December 2018 ThU.S.$	December 2017 ThU.S.$	Interest coverage >= 2,0x	Debt level (1) <= 1,2x
Domestic bonds (Chile)	1,439,610	1,244,939	N/R	Ö
Syndicate Loan Scotia	200,563	199,597	Ö	Ö
Syndicate Loan Banco Estado—Grayling	287,565	130,953	Ö	Ö

N/R:	Not required for the financial obligation

(1)	Debt to equity ratio (financial debt divided by equity plus non-controlling interests)

As of December 31, 2018 and December 31, 2017, Arauco has complied with all of its financial covenants.

The following table sets forth the credit ratings of our debt instruments as of December 31, 2018, are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local bonds	—	AA-	—	AA-
Foreign bonds	BBB-	BBB	Baa3	—

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

The capitalization of Arauco as of December 31, 2018 and December 31, 2017 is as follows:

	December 2018 ThU.S.$	December 2017 ThU.S.$
Equity	7,338,971	7,116,893
Bank borrowings	940,435	858,457
Financial leasing	68,187	112,376
Bonds issued	3,501,654	3,302,685

Capitalization	11,849,247	11,390,411

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

Accounts exposed to credit risk are: trade receivable, financial lease debtors and other debtors.

Arauco does not have a securitized portfolio.

	December 2018 ThU.S.$	December 2017 ThU.S.$
Current Receivables
Trade receivables	747,258	706,485
Financial lease receivables	1,131	11,932
Other debtors	90,795	95,995
Net subtotal	839,184	814,412
Trade receivables	755,809	716,455
Financial lease receivables	1,131	12,033
Other debtors	93,370	101,663
Gross subtotal	850,310	830,151
Provision for doubtful trade receivables	8,551	9,970
Provision for doubtful lease receivables	—	101
Provision for doubtful other debtors	2,575	5,668
Subtotal Bad Debt	11,126	15,739
Non-Current Receivables
Trade receivables	3,900	3,498
Financial lease receivables	837	1,174
Other debtors	10,412	11,368
Net Subtotal	15,149	16,040
Trade receivables	7,921	5,544
Financial lease receivables	837	1,174
Other debtors	10,412	11,368
Gross subtotal	19,170	18,086
Provision for doubtful trade receivables	4,021	2,046
Provision for doubtful lease receivables	—	—
Provision for doubtful other debtors	—	—
Subtotal Bad Debt	4,021	2,046

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

As of December 31, 2018, Arauco’s balance for commercial Debtors was ThU.S.$ 763,730 of which, according to the agreed sales conditions, 50.36% corresponded to sales on credit (open account), 48.74% to sales with letters of credit and 0.91% to other types of sales, distributed in 2,265 debtors. The client with the largest Open Account debt represented 3.98% of the total accounts receivable as of that date.

Below we provide detail regarding accounts receivable, classified in tranches:

December 31, 2018

Age of trade receivables

Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S.$	688,024	59,844	854	36	111	43	141	127	69	14,481	763,730
%	90.09%	7.84%	0.11%	0.00%	0.01%	0.01%	0.02%	0.02%	0.01%	1.89%	100%

December 31, 2017

Age of trade receivables

Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S.$	664,202	39,459	551	955	50	34	2,238	56	97	12,311	719,953
%	92.26%	5.48%	0.08%	0.13%	0.01%	0.00%	0.31%	0.01%	0.01%	1.71%	100%

Arauco applies the simplified approach regarding the expected losses from commercial debtors, which allows for the use of an estimate of expected credit losses over the instrument’s lifespan for all commercial accounts receivable. In order to establish this estimate, the commercial debtors have been grouped in relation to the corresponding risks for sales conditions as well as for tranches, including clients that are up-to-date or in default.

Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
Letters of credit	355,755	17,524	8	—	—	—	—	—	—	—	373,287
Loss allowance provision	—	—	—	—	—	—	—	—	—	—	—
Expected loss rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Credit line	332,871	40,629	708	37	36	26	27	18	35	9,552	383,939
Loss allowance provision	—	—	7	4	4	3	3	18	35	9,552	9,626
Expected loss rate	0.00%	0.00%	0.96%	10.00%	10.00%	10.00%	10.00%	100.00%	100.00%	100.00%
Others	1,879	1,473	71	13	124	15	112	106	32	2,679	6,504
Loss allowance provision	—	—	1	1	62	8	56	106	32	2,679	2,945
Expected loss rate	0.00%	0.00%	0.96%	10.00%	50.00%	50.00%	50.00%	100.00%	100.00%	100.00%
Trade receivables, total (ThU.S.$)	690,505	59,626	787	50	160	41	139	124	67	12,231	763,730
Allowance for doubtful accounts, total (ThU.S.$)	—	—	8	5	66	11	59	124	67	12,231	12,571

Arauco does not conduct rescheduling or renegotiations with its clients that imply an amendment to the maturity of the invoices and, should it be necessary, any debt renegotiation with a client shall be analyzed on a case-by-case basis and subjected to the approval of the Corporate Finance Division.

Regarding the loss allowance provision for trade receivables and others, below we provide detail for the movements as of December 31, 2018, 2017 and 2016:

	2018 ThU.S.$	2017 ThU.S.$	2016 ThU.S.$
Opening balance at January 1 - under IAS 39	(17,785)	(16,644)	(19,860)
Amounts restated through opening retained earnings	(2,875)	—	—
Opening loss allowance as at January 1, 2018 - under IFRS 9	(20,660)	(16,644)	(19,860)
Increase in loan loss allowance recognised in profit or loss during the year	(5,027)	(3,423)	(2,479)
Receivables written off during the year as uncollectible	8,620	1,806	5,250
Unused amount reversed	1,920	476	445
Closing balance	(15,147)	(17,785)	(16,644)

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

In order to minimize the credit risk for term or Open Account sales, it is Arauco’s policy to take out insurance to cover the export sales of companies Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Forestal Arauco S.A., and Arauco do Brasil S.A., as well as the domestic sales of Arauco México S.A. de C.V., Arauco Wood Inc, Arauco Colombia S.A., Arauco Perú S.A., Arauco Panels USA LLC, Flakeboard Company Ltd., Flakeboard America Ltd. (currently Arauco North America, Inc)., Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Arauco Florestal Arapoti, Arauco Forest Brasil S.A., Arauco do Brasil S.A., Arauco Industria de Paineis Ltda. and Arauco Nutrientes S.P.A., Arauco works with credit insurance company Euler Hermes World Agency (Aa3 rating, as per risk rating companies Moody’s and AA by S&P),

The company grant a 90% coverage over the amount of each invoice, without deductibles, for registered clients and of 90% for non-registered clients. (Non-registered clients are those whose lines are under ThU.S.$ 100 (equivalent currency of their invoicing) of the local sales of companies Arauco Perú S.A., Arauco Colombia S.A., Arauco México S.A. de C.V., Arauco Do Brasil S.A., Arauco Argentina S.A. and Maderas Arauco S.A. Lines in excess of the aforesaid amounts correspond to registered clients).

99

As another way of minimizing risk and supporting a line of credit approved by the Credit Committee, Arauco holds guarantees such as mortgages, pledges, Standby letters of credit, bank performance bonds, checks, promissory notes, loans or any other that could be required under the laws of each country. The total amount held in guarantees amounts to ThU.S.$58.94 million, effective as of December 2018, as summarized in the following chart. The procedure for guarantees is regulated by Arauco’s Policy on Guarantees, whose purpose is to control their accounting, due date and custody.

Guarantees Arauco Group (ThU.S.$)
Guarantees Debtors (received from clients)
Certificate of deposits	7,107	12.1%
Standby	9,142	15.5%
Promissory notes	31,036	52.7%
Finance	3,605	6.1%
Mortgage	4,551	7.7%
Pledge	2,099	3.6%
Promissory notes	1,400	2.3%
Total Guarantees	58,940	100.0%

The maximum exposure to credit risk is limited to the value at amortized cost of the Debtors’ account for sales registered as of the date of this report, minus the percentage of sales insured by the aforementioned credit insurance companies and the guarantees granted in favor of Arauco.

In summary, the open account debt covered by the various insurance policies and guarantees amounts to 93.4% and, therefore, Arauco’s portfolio exposure amounts to 6.6%.

Secured Open Accounts Receivable	ThU.S.$	%
Total open accounts receivable	424,278	100.0%
Secured receivables (*)	396,275	93.4%
Unsecured receivables	28,003	6.6%

(*)	Insured Debt is deemed to be the portion of accounts receivable that is covered by a credit company or by guarantees such as standby letters of credit, mortgages, performance bonds, among others

Investment Policy:

Arauco has an Investment Policy which identifies and limits the financial instruments and the entities into which the Arauco companies, in particular Celulosa Arauco y Constitucion S.A., are authorized to invest. The Company’s Treasury Department is centralized with operations in Chile. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long term debt subscriptions. Exceptions to this rule apply to short and long-term debt, and will be for specific investments made through other companies where authorization is required from the Chief Financial Officer.

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

The following tables detail Arauco’s liquidity analysis for its financial liabilities as of December 31, 2018 and December 31, 2017. The tables have been drawn up based on the contractual undiscounted cash outflows and their remaining contractual maturities:

December 31, 2018

				Maturity							Total
Tax ID	Name	Currency	Name - Country Loans with banks	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Scotiabank- Chile	—	1,930	7,951	7,951	7,951	206,584	—	1,930	230,437	3.70%	Libor + 1.10%
—	Arauco Argentina S.A.	U.S. Dollars	Banco Bice	5,040	—	—	—	—	—	—	5,040	—	2.10%	2.10%
—	Arauco Argentina S.A.	U.S. Dollars	Banco Macro	10,054	—	—	—	—	—	—	10,054	—	6.00%	6.00%
—	Arauco Argentina S.A.	U.S. Dollars	BBVA	—	13,071	—	—	—	—	—	13,071	—	5.90%	5.90%
—	Zona Franca Punta Pereira S.A.	U.S. Dollars	Interamerican Development Bank	1,184	1,032	2,435	2,335	2,233	2,126	—	2,216	9,129	4.62%	Libor + 2.05%
—	Zona Franca Punta Pereira S.A.	U.S. Dollars	Interamerican Development Bank	2,940	2,786	5,701	—	—	—	—	5,726	5,701	4.37%	Libor + 1.80%
—	Zona Franca Punta Pereira S.A.	U.S. Dollars	BBVA	—	14,103	—	—	—	—	—	14,103	—	4.06%	Libor + 1.30%
—	Zona Franca Punta Pereira S.A.	U.S. Dollars	Citibank	—	4,517	—	—	—	—	—	4,517	—	4.19%	Libor + 1.25%
—	Zona Franca Punta Pereira S.A.	U.S. Dollars	Scotiabank	—	2,509	—	—	—	—	—	2,509	—	4.39%	Libor + 1.50%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollars	Banco Interamericano de Desarrollo	4,770	4,179	9,826	9,411	9,008	8,605	—	8,949	36,850	4.62%	Libor + 2.05%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollars	Banco Interamericano de Desarrollo	11,871	11,274	23,035	—	—	—	—	23,145	23,035	4.37%	Libor + 1.80%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollars	Finnish Export Credit	24,850	21,578	49,484	47,930	47,207	23,562	—	46,428	168,183	3.20%	3.20%
—	Eufores S.A.	U.S. Dollars	Banco Republica Oriental de Uruguay	8	27,073	—	—	—	—	—	27,081	—	4.12%	Libor + 1.3%
—	Eufores S.A.	U.S. Dollars	Citibank	3	—	—	—	—	—	—	3	—	3.43%	Libor + 2%
—	Eufores S.A.	U.S. Dollars	Banco Itau - Uruguay	24	12,511	—	—	—	—	—	12,535	—	4.17%	Libor + 1.75%
—	Eufores S.A.	U.S. Dollars	Heritage	1,352	—	—	—	—	—	—	1,352	—	4.30%	Libor + 1.75%
—	Eufores S.A.	U.S. Dollars	Banco Santander	20,235	5,021	—	—	—	—	—	25,256	—	3.86%	Libor + 1.3%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Santander	21	64	48	6	—	—	—	85	54	9.50%	9.50%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Alfa	17	48	64	64	5	—	—	65	133	10.35%	Tljp+2%+ spread 1.75%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Itau	3	—	—	—	—	—	—	3	—	7.00%	3.50%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Bradesco	9	22	—	—	—	—	—	31	—	6.00%	6.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Votorantim	14	—	—	310	310	—	—	14	620	5.00%	5.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	18	—	—	—	—	—	—	18	—	6.00%	6.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	6	17	23	10	—	—	—	23	33	10.00%	10.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	3	14	136	44	44	—	—	17	224	8.38%	8.38%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	34	33	50	129	129	—	—	67	308	10.32%	10.32%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	4	11	14	11	2	—	—	15	27	10.47%	10.49%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bradesco	21	23	24	24	14	—	—	44	62	9.00%	9.00%
—	Arauco Forest Brasil S.A.	U.S. Dollars	Banco Alfa	2	7	9	5	—	—	—	9	14	17.00%	Cesta+2%+spread 1.8%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Alfa	5	14	19	10	—	—	—	19	29	0.22%	Tljp+2%+Spread 1.8%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Votorantim - Brazil	162	198	—	276	276	—	—	360	552	16.00%	Tljp+1.8%+Spread 2%
—	Arauco Forest Brasil S.A.	U.S. Dollars	Banco Votorantim - Brazil	34	45	—	—	—	—	—	79	—	10.40%	Cesta+1.3%+spread 2%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bndes Subcrédito A-B-D	3	—	98	394	295	—	—	3	787	21.78%	Tljp + 2.91%
—	Arauco Forest Brasil S.A.	U.S. Dollars	Banco Bndes Subcrédito C	5	—	24	145	120	—	—	5	289	15.22%	Cesta+2.91%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Santander	43	58	181	173	138	—	—	101	492	8.67%	8.67%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito E-I	663	1,946	1,946	—	—	—	—	2,609	1,946	19.78%	Tljp + 2.91%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito F-J	399	1,167	1,167	—	—	—	—	1,566	1,167	21.78%	Tljp + 3.91%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollars	Bndes Subcrédito G-K	520	1,528	1,697	—	—	—	—	2,048	1,697	15.22%	Cesta + 2.91%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito H-L	444	1,297	1,297	—	—	—	—	1,741	1,297	24.18%	Tljp + 5.11%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Banco Santander	6	18	23	23	—	—	—	24	46	21.96%	Tljp+2%+Spread 2%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollars	Banco Santander	3	9	13	12	—	—	—	12	25	17.40%	Cesta+2%+Spread 2%
—	Novo Oeste Gestao de Ativos Florestais S.A.	Brazilian Real	Banco Santander	5	18	24	24	2	—	—	23	50	21.96%	Tljp+2%+Spread 2%
—	Novo Oeste Gestao de Ativos Florestais S.A.	U.S. Dollars	Banco Santander	3	9	13	13	2	—	—	12	28	17.40%	Tljp+2%+Spread 2%
—	Flakeboard Company Ltd.	U.S. Dollars	Banco del Estado de Chile	—	2,141	13,164	41,497	40,184	38,872	203,906	2,141	337,623	3.00%	Libor + 1.65%

			Total	84,778	130,271	118,466	110,797	107,920	279,749	203,906	215,049	820,838

December 31, 2018

				Maturity							Total
Tax ID	Name	Currency	Name - Country Bonds	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	—	19,425	25,413	24,656	23,899	23,143	116,673	19,425	213,784	4.24%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	—	7,770	10,189	9,884	9,579	9,274	47,339	7,770	86,265	4.25%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-J	2,132	—	204,731	—	—	—	—	2,132	204,731	3.23%	3.22%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	—	1,004	7,857	7,857	25,713	24,999	193,697	1,004	260,123	3.96%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Q	—	20,207	20,576	10,398	—	—	—	20,207	30,974	2.96%	2.98%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	—	1,770	7,079	7,079	7,079	7,079	278,892	1,770	307,208	3.57%	3.57%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	—	592	4,733	4,733	4,733	4,733	204,991	592	223,923	2.44%	2.40%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	—	559	2,487	2,487	2,487	2,487	127,578	559	137,526	2.12%	2.09%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	—	1,317	5,853	5,853	5,853	5,853	326,508	1,317	349,920	2.70%	2.68%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee Bonds 2019	6,168	202,643	—	—	—	—	—	208,811	—	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2021	4,422	—	10,013	204,527	—	—	—	4,422	214,540	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2022	5,705	—	12,153	12,153	259,785	—	—	5,705	284,091	4.77%	4.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2024	9,375	—	22,500	22,500	22,500	22,500	527,024	9,375	617,024	4.52%	4.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2027	—	3,175	19,375	19,375	19,375	19,375	77,500	3,175	155,000	3.90%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2047	—	3,607	22,000	22,000	22,000	22,000	528,000	3,607	616,000	5.50%	5.50%

			Total	27,802	262,069	374,959	353,502	403,003	141,443	2,428,202	289,871	3,701,109

December 31, 2018				Maturity							Total		Effective rate	Nominal rate
Tax ID	Name	Currency	Name- Country Lease	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Santander	148	410	599	599	—	—	—	558	1,198	—	—
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Scotiabank	1,288	3,158	2,368	2,368	478	478	—	4,446	5,692	—	—
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Estado	639	1,885	989	989	—	—	—	2,524	1,978	—	—
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco de Chile	1,998	8,891	3,618	3,618	1,556	1,556	—	10,889	10,348	—	—
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco BBVA	545	273	—	—	—	—	—	818	—	—	—
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Credito e Inversiones	1,313	5,351	2,897	2,897	3,220	3,220	—	6,664	12,234	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Banco Chile	284	690	520	520	—	—	—	974	1,040	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Banco Credito e Inversiones	679	2,036	1,484	1,484	—	—	—	2,715	2,968	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Banco Scotiabank	371	957	673	673	233	234	—	1,328	1,813	—	—

			Total	7,265	23,651	13,148	13,148	5,487	5,488	—	30,916	37,271

As part of the policy of Arauco, it considers compliance with all Accounts Payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

December 31, 2017				Maturity							Total
Tax ID	Name	Currency	Name- Country Loans with banks	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	25	199,572	—	—	—	—	—	199,597	—	1.70%	Libor + 0.70%
—	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank	1,167	1,032	2,434	2,361	2,282	2,201	2,120	2,199	11,398	3.51%	Libor + 2.05%
—	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank	2,953	2,787	5,870	5,676	—	—	—	5,740	11,546	3.26%	Libor + 1.80%
—	Zona Franca Punta Pereira	U.S. Dollar	BBVA	14,007	—	—	—	—	—	—	14,007	—	3.13%	Libor + 1.75%
—	Zona Franca Punta Pereira	U.S. Dollar	Citibank	—	4,503	—	—	—	—	—	4,503	—	3.10%	Libor + 1.75%
—	Zona Franca Punta Pereira	U.S. Dollar	Scotiabank	3	2,506	—	—	—	—	—	2,509	—	3.17%	3.17%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Banco Interamericano de Desarrollo	4,723	4,161	9,828	9,526	9,201	8,885	8,570	8,884	46,010	3.51%	Libor + 2.05%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Banco Interamericano de Desarrollo	11,946	11,255	23,735	22,938	—	—	—	23,201	46,673	3.26%	Libor + 1.80%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Finnish Export Credit	25,176	21,214	50,198	49,484	47,929	47,207	23,564	46,390	218,382	3.20%	3.20%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Dnb Nor Bank	—	45	—	—	—	—	—	45	—	0.00%	Libor + 2%
—	Eufores S.A.	U.S. Dollar	Banco Republica Oriental de Uruguay	24,746	12,564	—	—	—	—	—	37,310	—	3.08%	Libor + 1.75%
—	Eufores S.A.	U.S. Dollar	Citibank	6	—	—	—	—	—	—	6	—	3.43%	Libor + 2%
—	Eufores S.A.	U.S. Dollar	Banco HSBC- Uruguay	1,200	—	—	—	—	—	—	1,200	—	2.91%	Libor + 1.75%
—	Eufores S.A.	U.S. Dollar	Banco Itau -Uruguay	4	12,513	—	—	—	—	—	12,517	—	3.08%	Libor + 1.75%
—	Eufores S.A.	U.S. Dollar	Heritage	1,352	—	—	—	—	—	—	1,352	—	3.03%	Libor + 1.75%
—	Eufores S.A.	U.S. Dollar	Banco Santander	20,230	5,013	—	—	—	—	—	25,243	—	3.06%	Libor + 1.75%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Santander	23	67	89	46	—	—	—	90	135	9.50%	9.50%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Alfa	18	56	74	74	74	7	—	74	229	10.75%	Tljp+2%+ spread 1.75%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Santander	3	7	10	10	7	—	—	10	27	11.00%	Tljp+2%+ spread 2%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Itau	1	—	—	—	—	—	—	1	—	2.50%	2.50%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Itau	13	37	4	—	—	—	—	50	4	3.50%	3.50%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Bradesco	11	33	36	—	—	—	—	44	36	6.00%	6.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Votorantim	16	—	—	—	364	364	—	16	728	5.00%	5.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	22	65	22	—	—	—	—	87	22	6.00%	6.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	7	20	27	27	11	—	—	27	65	10.00%	10.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	981	907	—	—	—	—	—	1,888	—	9.50%	9.50%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	—	16	16	8	—	—	—	16	24	9.00%	9.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	12	52	85	74	64	54	—	64	277	10.49%	10.49%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bradesco	20	69	53	28	28	16	—	89	125	9.00%	9.00%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Alfa	2	7	9	9	5	—	—	9	23	8.20%	Cesta+2%+spread 1.8%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Alfa	6	17	23	22	11	—	—	23	56	10.80%	Tljp+2%+Spread 1.8%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Itau -Brazil	1	—	—	—	—	—	—	1	—	2.50%	2.50%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Votorantim - Brazil	192	619	403	—	322	322	—	811	1,047	8.10%	Tljp+1.8%+Spread 2%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim - Brazil	34	—	78	—	—	—	—	34	78	7.70%	Cesta+1.3%+spread 2%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bndes Subcrédito A-B-D	4	—	—	115	458	344	—	4	917	9.82%	Tljp + 2.91%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Bndes Subcrédito C	5	—	—	24	145	120	—	5	289	7.30%	Cesta+2.91%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Santander	995	984	107	212	202	161	—	1,979	682	8.90%	8.90%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito E-I	23	754	3,017	2,262	—	—	—	777	5,279	9.91%	Tljp + 2.91%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito F-J	16	452	1,810	1,358	—	—	—	468	3,168	10.91%	Tljp + 3.91%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollar	Bndes Subcrédito G-K	63	339	2,037	1,697	—	—	—	402	3,734	7.31%	Cesta + 2.91%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito H-L	19	504	2,011	1,509	—	—	—	523	3,520	12.11%	Tljp + 5.11%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Banco Santander	—	—	27	27	27	—	—	—	81	11.00%	Tljp+2%+Spread 2%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollar	Banco Santander	—	—	13	13	12	—	—	—	38	8.40%	Cesta+2%+Spread 2%
—	Novo Oeste Gestao de Ativos Florestais S.A.	Brazilian Real	Banco Santander	—	1	26	28	28	2	—	1	84	11.00%	Tljp+2%+Spread 2%
—	Novo Oeste Gestao de Ativos Florestais S.A.	U.S. Dollar	Banco Santander	—	1	12	13	13	1	—	1	39	8.40%	Tljp+2%+Spread 2%
—	Flakeboard America Ltd	U.S. Dollar	Banco del Estado de Chile	675	—	5,060	4,839	17,925	17,925	111,309	675	157,058	3.00%	Libor + 1.65%

			Total	110,700	282,172	107,114	102,380	79,108	77,609	145,563	392,872	511,774

December 31, 2017				Maturity							Total
Tax ID	Name	Currency	Name - Country Bonds	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	—	1,528	28,132	27,301	26,469	25,638	156,181	1,528	263,721	4.24%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	—	611	11,340	11,005	10,670	10,335	62,958	611	106,308	4.25%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-J	2,342	—	7,027	224,916	—	—	—	2,342	231,943	3.23%	3.22%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	—	1,103	8,633	8,633	8,633	28,334	240,175	1,103	294,408	3.96%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Q	—	22,364	23,445	22,796	11,154	—	—	22,364	57,395	2.96%	2.98%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	—	1,944	7,777	7,777	7,777	7,777	314,228	1,944	345,336	3.57%	3.57%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	—	650	5,200	5,200	5,200	5,200	230,228	650	251,028	2.44%	2.89%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2019	6,168	—	217,034	—	—	—	—	6,168	217,034	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	4,422	—	10,013	10,013	204,138	—	—	4,422	224,164	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2022	5,705	—	12,153	12,153	12,153	259,072	—	5,705	295,531	4.77%	4.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2024	9,375	—	22,500	22,500	22,500	22,500	548,324	9,375	638,324	4.52%	4.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2027	—	3,175	19,375	19,375	19,375	19,375	582,479	3,175	659,979	3.90%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2047	—	3,607	22,000	22,000	22,000	22,000	943,160	3,607	1,031,160	5.50%	5.50%

			Total	28,012	34,982	394,629	393,669	350,069	400,231	3,077,733	62,994	4,616,331

December 31, 2017				Maturity							Total
Tax ID	Name	Currency	Name - Country Lease	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Santander	168	1,026	983	983	—	—	—	1,194	1,966	—	—
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Scotiabank	1,563	3,772	4,139	4,139	638	638	—	5,335	9,554	—	—
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Estado	749	2,182	2,318	2,318	230	230	—	2,931	5,096	—	—
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco de Chile	3,346	13,995	7,886	7,886	2,247	2,247	—	17,341	20,266	—	—
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco BBVA	1,151	3,421	447	447	—	—	—	4,572	894	—	—
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Credito e Inversiones	1,443	5,901	4,856	4,856	5,354	5,354	—	7,344	20,420	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Santander	50	17	—	—	—	—	—	67	—	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Chile	607	1,547	1,015	1,015	123	123	—	2,154	2,276	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Credito e Inversiones	767	2,301	3,032	3,032	179	179	—	3,068	6,422	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Scotiabank	84	251	334	334	237	236	—	335	1,141	—	—

			Total	9,928	34,413	25,010	25,010	9,008	9,007	—	44,341	68,035

Guarantees

As of the date of these consolidated financial statements, Arauco has financial assets of approximately MU.S.$47 that have been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.

As of December 31, 2018, the total assets pledged as an indirect guarantee were MU.S.$624. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.

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

Direct and indirect guarantees granted by Arauco:

DIRECT
Subsidiary	Guarantee	Assets Pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	488	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	313	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	230	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	209	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	120	National Customs Service
Forestal Arauco S.A.	Guarantee letter	—	Chilean Pesos	831	CODELCO S.A.
Arauco Forest Brasil S.A.	Mortgage Industrial Plant of Jaguariaíva of Arauco do Brasil	—	U.S. Dollar	39,566	BNDES
Arauco Forest Brasil S.A.	Endorsement of ADB + Guarantee Letter AISA	—	U.S. Dollar	3,022	Bank Votorantim S.A.
Arauco Forest Brasil S.A.	Endorsement of Arauco do Brasil	—	U.S. Dollar	550	Bank Votorantim S.A.
Arauco Forest Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	115	Bank Santander S.A.
Arauco Forest Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	192	Bank Santander S.A.
Arauco Forest Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	97	Bank Bradesco S.A.
Arauco do Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	179	Bank Santander S.A.
Arauco do Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	176	Bank Alpha S.A.
Arauco Florestal Arapoti S.A.	Endorsement of Arauco do Brasil	—	U.S. Dollar	621	Bank Votorantim S.A.
Arauco Florestal Arapoti S.A.	Equipment	Property plant and equipment	U.S. Dollar	332	Bank Safra S.A.
Arauco Florestal Arapoti S.A.	Equipment	Property plant and equipment	U.S. Dollar	198	Bank Santander S.A.
Arauco Florestal Arapoti S.A.	Equipment	Property plant and equipment	U.S. Dollar	172	Bank Itaú BBA S.A.
		Total		47,411

INDIRECT
Subsidiary	Guarantee	Assets Pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Suretyship not supportive and cumulative	—	U.S. Dollar	322,234	Joint Ventures (Uruguay)
Celulosa Arauco y Constitución S.A.	Full Guarantee	—	U.S. Dollar	287,000	Arauco Forest Brasil y Mahal (Brasil)
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	U.S. Dollar	4,039	Arauco Forest Brasil y Mahal (Brasil)
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Brazilian Real	11,115	Arauco Forest Brasil y Mahal (Brasil)
		Total		624,388

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

Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean Peso. This fluctuation range is considered possible given current market conditions as of the date of these financial statements. With all other variables at a constant rate, a U.S. Dollar exchange rate variation of +/- 10% in relation to the Chilean Peso would mean a change in the net income year after tax +/- 2.14% (equivalent to ThU.S.$ -/+ 15,524), and +/- 0.13% of equity (equivalent to ThU.S.$ -/+ 9,314).

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian Real, which is considered a possible range of fluctuation given the market conditions as of the date of these financial statements. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian Real would mean a variation on the net income after tax +/- 0.008% (equivalent to ThU.S.-/+$56) and a change on the equity of +/- 0.0008% (equivalent to ThU.S. -/+$56).

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

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of December 31, 2018, 15.6% our financial debt accrues interest at variable rates. A change of +/- 10% in the interest rate is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 0.25% (equivalent to ThU.S.$-/+ 1,823) and +/- 0.01% (equivalent to ThU.S.$-/+ 1,094) on equity.

Thousands of dollars	December 2018 ThU.S.$	Total
Fixed rate	3,807,932	84.4%
Bonds issued	3,501,654
Bank borrowings (*)	238,091
Financial leasing	68,187
Variable rate	702,344	15.6%
Bonds issued	—
Loans with Banks	702,344
Total	4,510,276	100.0%

Thousands of dollars	December 2017 ThU.S.$	Total
Fixed rate	3,676,210	86.0%
Bonds issued	3,302,685
Bank borrowings (*)	261,149
Financial leasing	112,376
Variable rate	597,308	14.0%
Bonds issued	—
Loans with Banks	597,308
Total	4,273,518	100.0%

(*)	Includes variable rate bank borrowings changed by fixed rate swaps.

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

As of December 31, 2018, revenue due to pulp sales accounted for 51.1% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

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

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean a variation of +/- 29.69% (equivalent to ThU.S.$-/+ 215,781) on the income for the year after tax and +/- 1.76% (equivalent to ThU.S.$129,468) on equity.

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

Arauco has seven plants, five in Chile, one in Argentina and one in Uruguay (50% property of Arauco) and they have a total production capacity of approximately 4 million tons per year. Pulp is sold in more than 33 countries, mainly in Asia and Europe.

Wood products

The Panels area produces a wide range of panel products and several kinds of moldings aimed at the furniture, decoration and construction industries. It consists of 19 industrial plants: 5 in Chile, 2 in Argentina, 4 in Brazil, and 8 plants around USA and Canada. The Company has a total annual production capacity of 7.4 million cubic meters of PBO, MDF, Hardboards, plywood and moldings.

Through the joint venture Sonae Arauco (see note 16), Arauco produces and sells wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of 2 panel plants and one sawmill in Spain; 2 panel plants and one resin plant in Portugal; 4 panel plants in Germany and 2 panel plants in South Africa. In total, Sonae Arauco’s production capacity is approximately 1.5 million m3 of MDF, 2.3 million m3 of PB, 516,000 m3 of OSB and 50,000 m3 of sawn lumber.

Including Sonae Arauco at 50%, Arauco totalize a capacity of 4.6 million m3 of MDF, 4 million m3 of PB and 258,000 m3 of OSB in its plants.

The Sawn Timber area produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

With 8 saw mills in operation (7 in Chile and 1 in Argentina), the Company has a production capacity of 2.9 million m3 of sawn wood.

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

Arauco holds forestry assets distributed throughout Chile, Argentina, Brazil and Uruguay, reaching 1.77 million hectares as of December 31, 2018, of which 1.02 million hectares are used for plantations, 441 thousand hectares for native forests, 199 thousand hectares for other uses and 111 thousand hectares are to be planted.

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

Below, please find summarized information concerning the assets, liabilities and profits and losses at the end of each period, by segments. The profit (loss) of each segment informed takes into consideration that taxes and income and financial costs have not been allocated to the various segments, and are shown as part of the Corporate’s segment:

Year ended December 31, 2018	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from goods sale	2,956,863	105,170	2,761,878	33,673	—	5,857,584		5,857,584
Revenues from services sale	87,643	8,811	—	795	—	97,249		97,249
Revenues from external customers	3,044,506	113,981	2,761,878	34,468	—	5,954,833		5,954,833
Revenues from transactions with other operating segments	42,434	1,038,624	9,058	37,568	—	1,127,684	(1,127,684)	—

Finance income	—	—	—	—	20,895	20,895		20,895
Finance costs	—	—	—	—	(214,779)	(214,779)		(214,779)
Net finance costs	—	—	—	—	(193,884)	(193,884)		(193,884)

Depreciation and amortizations	232,275	19,448	145,299	3,313	7,087	407,422		407,422
Sum of significant income accounts	1,888	86,763	3,195	—	—	91,846		91,846
Sum of significant expense accounts	19,619	3,885	4,555	—	—	28,059		28,059

Profit (loss) of each reportable segment	1,173,249	(146,538)	232,914	7,506	(540,372)	726,759		726,759

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	—	—	—	—	3,043	3,043		3,043
Joint ventures	—	—	12,549	—	1,654	14,203		14,203

Income tax expense	—	—	—	—	(226,765)	(226,765)		(226,765)
Geographical information on revenues
Revenue – Chilean entities	2,303,086	55,579	1,319,766	795	—	3,679,226		3,679,226
Revenue – Foreign entities	741,420	58,402	1,442,112	33,673	—	2,275,607		2,275,607
Total Ordinary Income	3,044,506	113,981	2,761,878	34,468	—	5,954,833		5,954,833

Year ended December 31, 2018	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets
Acquisition of property, plant and equipment and biological assets	324,482	251,574	323,675	645	293	900,669	—	900,669
Acquisition and contribution of investments in associates and joint venture					19,627	19,627	—	19,627

Year ended December 31, 2018	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	5,252,765	5,114,163	2,905,670	49,588	1,317,041	14,639,227	(45,479)	14,593,748
Segments assets (excluding deferred tax assets)	5,252,765	5,114,163	2,905,670	49,588	1,312,406	14,634,592	(45,479)	14,589,113
Deferred tax assets	—	—	—	—	4,635	4,635		4,635
Investments accounted through equity method
Associates	—	38,497	—	—	117,112	155,609		155,609
Joint Ventures	—	—	181,103	—	21,341	202,444		202,444
Segment liabilities	396,332	180,259	405,551	13,727	6,258,908	7,254,777		7,254,777
Segments liabilities (excluding deferred tax liabilities)	396,332	180,259	405,551	13,727	4,841,250	5,837,119		5,837,119
Deferred tax liabilities	—	—	—	—	1,417,658	1,417,658		1,417,658

Geographical information on non-current assets
Chile	2,667,179	3,259,801	806,253	20,382	120,231	6,873,846	(3,842)	6,870,004
Foreign countries	1,657,532	1,304,390	1,247,008	19,507	54,147	4,282,584	—	4,282,584
Non-current assets, Total	4,324,711	4,564,191	2,053,261	39,889	174,378	11,156,430	(3,842)	11,152,588

Year ended December 31, 2017	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from goods sale	2,356,782	104,392	2,633,773	38,391	—	5,133,338		5,133,338
Revenues from services sale	94,581	9,730	—	692	—	105,003		105,003
Revenues from external customers	2,451,363	114,122	2,633,773	39,083	—	5,238,341	—	5,238,341
Revenues from transactions with other operating segments	43,829	970,384	6,297	35,659	—	1,056,169	(1,056,169)	—

Finance income	—	—	—	—	19,640	19,640	—	19,640
Finance costs	—	—	—	—	(287,958)	(287,958)	—	(287,958)
Net finance costs	—	—	—	—	(268,318)	(268,318)	—	(268,318)

Depreciation and amortizations	246,382	22,011	142,504	3,568	7,086	421,551	—	421,551
Sum of significant income accounts	581	91,089	1,304	—	—	92,974	—	92,974
Sum of significant expense accounts	—	138,139	3,333	—	—	141,472	—	141,472

Profit (loss) of each reportable segment	589,934	(210,566)	225,317	6,668	(341,001)	270,352	—	270,352

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	—	—	—	—	4,855	4,855	—	4,855
Joint ventures	—	—	10,378	—	1,784	12,162	—	12,162

Income tax expense	—	—	—	—	30,992	30,992	—	30,992

Geographical information on revenues
Revenue – Chilean entities	1,781,769	55,946	1,265,161	692	—	3,103,568	—	3,103,568
Revenue – Foreign entities	669,594	58,176	1,368,612	38,391	—	2,134,773	—	2,134,773
Total Ordinary Income	2,451,363	114,122	2,633,773	39,083	—	5,238,341	—	5,238,341

Year ended December 31, 2017	Pulp ThtgU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets
Acquisition of property, plant and equipment and biological assets	191,771	211,245	230,395	428	4,127	637,966	—	637,966
Acquisition and contribution of investments in associates and joint venture	—	—	—	—	15,918	15,918	—	15,918

Year ended December 31, 2017	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	5,035,105	5,040,500	3,024,120	52,640	881,000	14,033,365	(38,765)	13,994,600
Segments assets (excluding deferred tax assets)	5,035,105	5,040,500	3,024,120	52,640	872,734	14,025,099	(38,765)	13,986,334
Deferred tax assets	—	—	—	—	8,266	8,266	—	8,266
Investments accounted through equity method
Associates	—	48,921	—	—	110,046	158,967	—	158,967
Joint Ventures	—	—	189,568	—	20,237	209,805	—	209,805
Segment liabilities	325,598	184,721	489,022	16,100	5,862,266	6,877,707	—	6,877,707
Segment liabilities (excluding deferred tax liabilities)	325,598	184,721	489,022	16,100	4,376,902	5,392,343	—	5,392,343
Deferred tax liabilities	—	—	—	—	1,485,364	1,485,364	—	1,485,364

Geographical information on non-current assets
Chile	2,537,947	3,221,911	666,234	22,220	187,639	6,635,951	(4,635)	6,631,316
Foreign countries	1,700,240	1,648,557	1,191,895	21,571	30,658	4,592,921	—	4,592,921
Non-current assets, Total	4,238,187	4,870,468	1,858,129	43,791	218,297	11,228,872	(4,635)	11,224,237

Year ended December 31, 2016	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from goods sale	2,041,897	89,750	2,494,750	23,183		4,649,580		4,649,580
Revenues from services sale	104,182	6,738	—	885		111,805		111,805
Revenues from external customers	2,146,079	96,488	2,494,750	24,068	—	4,761,385	—	4,761,385
Revenues from transactions with other reportable segments	41,586	1,105,220	6,938	34,085	—	1,187,829	(1,187,829)	—

Finance income	—	—	—	—	29,701	29,701	—	29,701
Finance costs	—	—	—	—	(258,467)	(258,467)	—	(258,467)
Net finance costs	—	—	—	—	(228,766)	(228,766)	—	(228,766)

Depreciation and amortizations	240,699	19,996	139,844	2,529	6,319	409,387	—	409,387
Sum of significant income accounts	212	227,776	269	—	—	228,257	—	228,257
Sum of significant expense accounts	—	15,193	12,565	—	—	27,758	—	27,758

Profit (loss) of each reportable segment	308,536	98,955	165,887	(2,559)	(353,242)	217,577	—	217,577

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	—	—	—	—	16,348	16,348	—	16,348
Joint ventures	—	—	5,475	—	2,116	7,591	—	7,591

Income tax expense	—	—	—	—	(45,647)	(45,647)	—	(45,647)

Geographical information on revenues
Revenue – Chilean entities	1,521,453	52,161	1,275,937	885	—	2,850,436	—	2,850,436
Revenue – Foreign entities	624,626	44,327	1,218,813	23,183	—	1,910,949	—	1,910,949
Total Ordinary Income	2,146,079	96,488	2,494,750	24,068	—	4,761,385	—	4,761,385

Year ended December 31, 2016	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets
Acquisition of property, plant and equipment and biological assets	205,205	182,743	118,408	1,479	3,883	511,718	—	511,718
Acquisition and contribution of investments in associates and joint venture	—	—	153,135	—	—	153,135	—	153,135

Year ended December 31, 2016	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	5,077,300	5,492,364	2,515,092	30,970	932,059	14,047,785	(41,604)	14,006,181
Segments assets (excluding deferred tax assets)	5,077,300	5,492,364	2,515,092	30,970	925,962	14,041,688	(41,604)	14,000,084
Deferred tax assets	—	—	—	—	6,097	6,097	—	6,097
Investments accounted through equity method Associates	—	160,490	—	—	105,285	265,775	—	265,775
Joint Ventures	—	—	161,703	—	19,070	180,773	—	180,773
Segment liabilities	277,474	161,091	311,667	11,836	6,244,830	7,006,898	—	7,006,898
Segment liabilities (excluding deferred tax liabilities)	277,474	161,091	311,667	11,836	4,613,765	5,375,833	—	5,375,833
Deferred tax liabilities	—	—	—	—	1,631,065	1,631,065	—	1,631,065

Geographical information on non-current assets Chile	2,572,702	3,509,727	721,418	27	135,808	6,939,682	(3,575)	6,936,107
Foreign countries	1,740,559	1,525,190	1,016,633	23,040	42,292	4,347,714	—	4,347,714
Non-current assets, Total	4,313,261	5,034,917	1,738,051	23,067	178,100	11,287,396	(3,575)	11,283,821

Information required by geographic area:

	Geographical area
2018	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from sales of goods	3,608,017	479,698	504,589	815,668	449,612	5,857,584
Revenues from sales of services	71,209	—	—	—	26,040	97,249
Revenues at 12-31-2018	3,679,226	479,698	504,589	815,668	475,652	5,954,833
Non-current Assets at 12-31-2018 other than deferred tax	6,865,406	825,915	984,746	810,461	1,661,425	11,147,953

	Geographical area
2017	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from sales of goods	3,028,025	494,479	395,416	801,092	414,326	5,133,338
Revenues from sales of services	75,543	—	—		29,460	105,003
Revenues at 12-31-2017	3,103,568	494,479	395,416	801,092	443,786	5,238,341
Non-current Assets at 12-31-2017 other than deferred tax	6,624,381	956,511	1,274,536	575,231	1,785,312	11,215,971

	Geographical area
2016	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from sales of goods	2,765,975	414,084	350,352	801,821	317,348	4,649,580
Revenues from sales of services	84,461	—	—	—	27,344	111,805
Revenues at 12-31-2016	2,850,436	414,084	350,352	801,821	344,692	4,761,385
Non-current Assets at 12-31-2016 other than deferred tax	6,931,755	960,596	1,186,538	397,924	1,800,911	11,277,724

NOTE 25.	OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

Current non-financial assets	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Roads to amortize current	41,456	43,301
Prepayment to amortize (insurance and others)	14,020	21,257
Recoverable taxes (GST and others)	67,778	60,823
Other current non-financial assets	6,600	4,456
Total	129,854	129,837

Non-current non-financial assets	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Roads to amortize, non-current	78,418	112,937
Guarantee values	3,295	2,893
Recoverable taxes	1,519	1,835
Other non-current non-financial assets	3,716	3,856
Total	86,948	121,521

Current non-financial liabilities	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Provision of minimum dividend (1)	182,890	116,123
ICMS tax payable	9,109	12,593
Other tax payable	14,034	23,040
Other Current non-financial liablities	6,577	2,194
Total	212,610	153,950

(1)	Provision includes a minimum dividend of subsidiary minority.

Non-current non-financial liabilities	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
ICMS tax payable	111,134	110,532
Other non-current non-financial liablities	933	1,808
Total	112,067	112,340

NOTE 26.	DISTRIBUTABLE NET PROFIT AND EARNINGS PER SHARE

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

The following table details the adjustments made for the determination of distributable net profit as December 31, 2018, 2017 and 2016 in order to determine the provision of 40% of the distributable net profit for each year:

Distributable Net Profit ThU.S.$
Net profit attributable to owners of parent at 12-31-2018	725,482
Adjustments:
Biological Assets
Unrealized gains/losses	(83,243)
Realized gains/losses	208,362
Deferred income taxes	(30,482)
Total Biological assets	94,637
Profit due bargain adquisition (net)	(9,381)
Total adjustments	85,256
Distributable Net Profit at 12-31-2018	810,738

Distributable Net Profit ThU.S.$
Net profit attributable to owners of parent at 12-31-2017	269,724
Adjustments:
Biological Assets
Unrealized gains/losses	(82,782)
Realized gains/losses	303,668
Deferred income taxes	(54,944)
Total adjustments	165,942
Distributable Net Profit at 12-31-2017	435,666

Distributable Net Profit ThU.S.$
Net profit attributable to owners of parent at 12-31-2016	213,801
Adjustments:
Biological Assets
Unrealized gains/losses	(204,671)
Realized gains/losses	210,223
Deferred income taxes	2,089
Total adjustments	7,641
Distributable Net Profit at 12-31-2016	221,442

The Company expects to maintain its policy of distributing 40% of its net distributable profit as dividends for all future fiscal years, but will also consider the alternative of distributing a provisional dividend at year end.

As of December 31, 2018, in the Statements of Financial Position, under the line item Other current non-financial liabilities ThU.S.$182,040 correspond to a provision for the minimum dividend for the 2018 period, corresponding to the Parent Company, after discounting the provisional dividend distribution of ThU.S.$142,256, paid to the shareholders in December 2018.

Basic and diluted earnings per share

Basic and diluted earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

	January-December
	2018 ThU.S.$	2017 ThU.S.$	2016 ThU.S.$
Profit or loss attributable to ordinary equity holder of parent	725,482	269,724	213,801
Weighted average of number of shares	113,159,655	113,159,655	113,159,655
Basic and diluted earnings per share (in U.S.$ per share)	6.4111	2.3836	1.8894

NOTE 27.	SUBSEQUENT EVENTS

1) On January 31, 2019, Arauco’s subsidiaries Inversiones Arauco Internacional Limitada (“Arauco Internacional”) and AraucoMex, S.A. de C.V. (“AraucoMex”), closed the purchase of all of the shares of Masisa’s Mexican subsidiaries, namely Maderas y Sintéticos de México, S.A. de C.V. (“Masisa México”), Maderas y Sintéticos Servicios, S.A. de C.V., Masisa Manufactura, S.A. de C.V., Placacentro Masisa México, S.A. de C.V. and Masnova Química, S.A. de C.V.

The price of the transaction, in the amount of US$160 million, was paid on that day.

The main assets to be acquired, consist of two industrial complexes located in Durango and Zitácuaro, that jointly have three Particleboard (PB) lines with an annual installed capacity of 339,000 m3;; a MDF line of with an annual installed capacity of 220,000 m3; melamine (or TFL) lines with an annual total installed capacity of 309,000 m3 ; a chemical plant with an installed capacity of 60,000 tons of resins and 60,600 tons of formaldehyde; and impregnation lines with an aggregate annual installed capacity of 28.9 million of m2. Further, Masisa México is the lessee of a chemical plant in Lerma, with an installed capacity of 43,200 tons of resins and 21,600 tons of formaldehyde.

With this transaction, Arauco reaches an installed capacity of wood based panel of more tha 10 million m3, consolidating its position as the second manufacturer on a worldwide scale in such industry.

Arauco estimates that this transaction will bring about positive effects in the Company’s results, although, at this time, it is not possible to quantify those effects.

The transaction has been approved by the Mexican antitrust authority (Comisión Federal de Competencia Económica or “COFECE”), which was one of the conditions precedent established in the purchase agreement executed in December 2017.

2) The authorization for the issuance and publication of these consolidated financial statements for the period ended December 31, 2018 was approved by the Board of Directors of Arauco on April 17, 2019.

Subsequent to December 31, 2018 and until the date of issuance of these consolidated financial statements, there have been no events, other than those discussed above, that could materially affect the presentation of these financial statements.