Form 20-F
period 2019-12-31
ARAUCO & CONSTITUTION PULP INC
filed 2020-04-16
CIK 1004156

As filed with the Securities and Exchange Commission on April 16, 2020

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 _________________________

FORM 20‑F

 _________________________

ANNUAL REPORT PURSUANT TO SECTION 13 OR

15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

Commission File Number: 33‑99720

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

(Exact name of Registrant as specified in its charter)

Arauco and Constitution Pulp Inc.

(Translation of Registrant’s name into English)

Republic of Chile

(Jurisdiction of incorporation or organization)

Avenida El Golf 150

14th Floor

Las Condes, Santiago

Chile

(Address of principal executive offices)

Gianfranco Truffello

Tel.: 56‑2‑2461‑7200

E‑mail: gianfranco.truffello@arauco.com

Avenida El Golf 150

14th Floor

Las Condes, Santiago

Chile

(Name, telephone, e‑mail and/or facsimile number and address of company contact person)

 _________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Title of each class:
4.750% Notes due 2022 4.500% Notes due 2024 3.875% Notes due 2027 4.250% Notes due 2029 4.200% Notes due 2030 5.500% Notes due 2047 5.500% Notes due 2049 5.150% Notes due 2050

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Shares of Common Stock, without par value: 113,159,655

Indicate by check mark if the registrant is a well‑known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S‑T (§ 232.405 of this Chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non‑accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b‑2 of the Exchange Act. (Check one):

Large Accelerated Filer	☐	Accelerated Filer	☐
Non‑Accelerated Filer	☒	Emerging Growth Company	☐

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:   Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b‑2 of the Exchange Act).  Yes ☐   No ☒

(Applicable only to issuers involved in bankruptcy proceedings during the past five years)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐  No ☐

CERTAIN TERMS AND CONVENTIONS

Celulosa Arauco y Constitución S.A. is a sociedad anónima (corporation) organized under the laws of the Republic of Chile, and subject to certain rules applicable to sociedades anónimas abiertas (Chilean public corporations). Except where otherwise specified or the context otherwise requires, when we refer to the “Company,” “Arauco,” “we,” “our” or “us” in this annual report, we mean Celulosa Arauco y Constitución S.A. and its consolidated subsidiaries. When we refer to “Chile,” we mean the Republic of Chile; when we refer to “Argentina,” we mean the Argentine Republic; when we refer to “Brazil,” we mean the Federative Republic of Brazil; when we refer to “the U.S.,” “U.S.A.,” or “the United States,” we mean the United States of America; when we refer to “Uruguay,” we mean the Oriental Republic of Uruguay; and when we refer to “Mexico,” we mean the United Mexican States. All references to “tonnes” are to metric tons (1,000 kilograms), which equal 2,204.7 pounds. One “hectare” equals 10,000 square meters or 2.471 acres. Discrepancies in any table between totals and the sums of the amounts listed may be due to rounding.

Unless otherwise specified, all references to “$,” “U.S.$,” “U.S. dollars” or “dollars” are to United States dollars; references to “Chilean pesos” or “Ch$” are to Chilean pesos; references to “Argentine pesos” or “AR$” are to Argentine pesos; references to “Brazilian reais” “Brazilian reals” or “R$” are to Brazilian reais; references to “Mexican pesos” or “MXN$” are to Mexican pesos; references to “€” or “euro” are to the euro, the single European currency established pursuant to the European Economic and Monetary Union; and references to “UF” are to Unidades de Fomento. The UF is a unit of account that is linked to, and adjusted daily to reflect changes in, the Chilean consumer price index reported by the Instituto Nacional de Estadísticas (Chilean National Institute of Statistics). As of December 31, 2019, one UF equaled U.S.$37.81 and Ch$28,309.94.

Regarding our pulp business, references to “hardwood” kraft pulp are to pulp made from eucalyptus or short fiber, and references to “softwood” kraft pulp are to pulp made from pine or long fiber.

PRESENTATION OF FINANCIAL AND OTHER DATA

This report includes the audited consolidated statement of financial position of Arauco and our subsidiaries as of December 31, 2019 and 2018 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years for the period ended December 31, 2019 (collectively, the “audited consolidated financial statements” or “financial statements”). In addition, this report includes selected financial information as of and for the periods ended December 31, 2015, 2016, 2017, 2018 and 2019.

We make statements in this report about the pulp market partly on the basis of information from third-party sources. This information is principally sourced from reports published by Hawkins Wrights Ltd. and Resource Information Systems Inc., which are specialized consultants in the pulp market.

For your convenience, this annual report contains certain translations of Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, the U.S. dollar equivalent for information in Chilean pesos is based on the observed exchange rate reported by Banco Central de Chile, which we refer to as the “Central Bank of Chile” or the “Central Bank.” The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. On December 31, 2019, the observed exchange rate for Chilean pesos, as published in the website of the Diario Oficial de la República de Chile (Official Gazette) on January 2, 2020, was Ch$748.74 to U.S.$1.00, and on April 13, 2020, the observed exchange rate was Ch$844.57 to U.S.$1.00. You should not construe these translations as representations that the Chilean peso amounts actually represent such dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. Unless otherwise specified, references to the devaluation or the appreciation of the Chilean peso against the U.S. dollar are in nominal terms (without adjusting for inflation) based on the observed exchange rates published by the Central Bank of Chile for the relevant period.

PART I

Item  1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial information as of December 31, 2015, 2016, 2017, 2018 and 2019 and for each of the five years then ended is derived from, should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements which have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

	As of and for the year ended December 31,
	2019	2018	2017	2016	2015
INCOME STATEMENT DATA	(in thousands of U.S. dollars, except ratios and share data)
Revenue	5,329,214	5,954,833	5,238,341	4,761,385	5,146,740
Cost of sales	(3,910,378)	(3,722,749)	(3,574,532)	(3,498,905)	(3,511,425)
Gross profit	1,418,836	2,232,084	1,663,809	1,262,480	1,635,315
Other income	232,393	124,304	111,513	257,863	273,026
Distribution costs	(586,873)	(556,805)	(523,300)	(496,473)	(528,470)
Administrative expenses	(554,038)	(561,284)	(521,294)	(474,469)	(551,977)
Other expenses	(203,698)	(95,880)	(240,165)	(77,415)	(83,388)
Other income (loss)	21,674	14,213	0	0	0
Finance income	32,582	20,895	19,640	29,701	50,284
Finance costs	(273,639)	(214,779)	(287,958)	(258,467)	(262,962)
Share of profit (loss) of associates and joint ventures accounted for using equity method	7,775	17,246	17,017	23,939	6,748
Exchange rate differences	(32,507)	(26,470)	98	(3,935)	(41,171)
Income before income tax	62,505	953,524	239,360	263,224	497,405
Income tax	(535)	(226,765)	30,992	(45,647)	(129,694)
Net income	61,970	726,759	270,352	217,577	367,711
BALANCE SHEET DATA
Current assets	3,931,381	3,441,160	2,770,363	2,722,360	2,686,412
Property, plant and equipment	7,932,562	7,174,693	7,034,299	6,919,495	6,896,396
Biological assets (1)	3,669,426	3,652,263	3,766,942	3,898,991	3,826,597
Total assets	15,860,030	14,593,748	13,994,600	14,006,181	13,670,391
Total current liabilities	1,261,522	1,579,764	1,399,394	1,346,064	1,034,251
Total non‑current liabilities	7,229,093	5,675,013	5,478,313	5,660,834	5,989,695
Issued capital	353,618	353,618	353,618	353,618	353,618
Total equity	7,369,415	7,338,971	7,116,893	6,999,283	6,646,445
CASH FLOW DATA
Net cash flow from operating activities	672,838	1,287,545	1,072,425	773,584	853,650
Net cash flow from investing activities	(1,317,741)	(893,982)	(633,348)	(640,212)	(477,780)
Net cash flow from financing activities	1,147,432	123,247	(439,101)	(38,484)	(812,176)
Net (decrease) increase in cash and equivalents before effect of exchange rate changes	502,528	516,810	(24)	94,888	(436,306)
OTHER FINANCIAL DATA
Capital expenditures (2)	1,198,906	937,934	844,082	556,633	564,795
Depreciation and amortization	519,380	407,422	421,551	409,387	400,145
Fair value cost of timber harvested (3)	323,271	319,448	334,100	340,199	306,673
EBIT (3)	303,562	1,147,408	507,678	491,990	710,083
Adjusted EBITDA (3)	1,147,368	1,850,537	1,353,159	1,067,121	1,290,486
Adjusted EBITDA (3)/finance costs	4.19	8.62	4.70	4.13	4.91
Adjusted EBITDA (3)/revenue	21.5%	31.1%	25.8%	22.4%	25.1%
Average debt (4)/Adjusted EBITDA (3)	4.60	2.37	3.23	4.12	3.64
Total debt (5)	6,049,790	4,510,276	4,273,518	4,481,003	4,305,435
Total debt (5)/capitalization (6)	45.1%	38.1%	37.5%	39.0%	39.3%
Total debt (5)/equity attributable to parent company	82.5%	61.8%	60.4%	64.4%	65.1%
Working capital (7)	2,669,859	1,861,396	1,370,969	1,376,296	1,652,161
Number of shares	113,159,655	113,159,655	113,159,655	113,159,655	113,159,655
Net income per share (U.S.$ per share)	0.5	6.4	2.4	1.9	3.2
Dividends paid	182,109	257,421	121,586	130,624	143,003
Dividends per share (U.S.$ per share)	1.61	2.27	1.07	1.15	1.26

________________________

(1)      Biological assets refer to our forests and long‑standing trees (current and non‑current).

(2)      Includes capital expenditures in respect of property, plant and equipment and biological assets accrued for the period. Excludes acquisitions of companies.

(3)      We calculate EBIT as “net income” before “finance costs,” “finance income” and “income tax.” We calculate EBITDA as EBIT, plus “depreciation and amortization.”

Adjusted EBITDA is calculated by adding “fair value cost of timber harvested,” “exchange rate differences” and other expenses, and deducting “gain from changes in fair value of biological assets” to EBITDA. “Fair value cost of timber harvested” is a non‑cash expense included in our cost of sales (as a component of raw materials) that represents the fair value of the wood harvested and sold from our own plantations, which is commonly excluded from the non‑generally accepted accounting principles (non‑GAAP) measures used by analysts to compare participants in our industry as it is a non‑cash item (purchases of wood from third parties are cash expenses that are not included in “fair value cost of timber harvested”). “Gain from changes in fair value of biological assets” is a gain that does not represent cash flow. We believe that Adjusted EBITDA provides investors with a useful supplemental indicator of the performance of our core business because (i) it cancels out the effects of fair value that are independent of the cost efficiency of our operating facilities and (ii) it excludes the effect of exchange rate differences, which are mainly derived from our debt instruments.

In evaluating the performance of Arauco, we believe that each of these non‑GAAP financial measures should be considered together with and should not be considered in isolation, or as a substitute for, the analysis of our results as reported under IFRS. Some of the limitations of our non‑GAAP financial measures are that EBIT, EBITDA and Adjusted EBITDA do not reflect: (i) our cash expenditures, or future requirements, for capital expenditures or contractual commitments; (ii) changes in, or cash requirements for, working capital needs; or (iii) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our outstanding debt.

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

The following table presents, for the periods indicated, the reconciliation of EBIT, EBITDA and Adjusted EBITDA to net income.

	As of and for the year ended December 31,
	2019	2018	2017	2016	2015
	(in thousands of U.S. dollars)
Net income	61,970	726,759	270,352	217,577	367,711
(+) Finance costs	273,639	214,779	287,958	258,467	262,962
(‑) Finance income	(32,582)	(20,895)	(19,640)	(29,701)	(50,284)
(+) Income Tax	535	226,765	(30,992)	45,647	129,694
EBIT	303,562	1,147,408	507,678	491,990	710,083
(+) Depreciation and amortization(*)	519,380	407,422	421,551	409,387	400,145
EBITDA	822,942	1,554,830	929,229	901,377	1,110,228
(+) Fair value cost of timber harvested	323,271	319,448	334,100	340,199	306,673
(‑) Gain from changes in fair value of biological assets....	(154,705)	(84,476)	(83,031)	(208,562)	(210,479)
(+) Exchange rate differences	32,507	26,470	(98)	3,935	41,171
(+) Others(**)	123,353	34,265	172,959	30,172	42,893
Adjusted EBITDA	1,147,368	1,850,537	1,353,159	1,067,121	1,290,486

(*) See Note 7 and Note 19 of our audited consolidated financial statements for more detail on depreciation and amortization.

(**) “Others” includes other non‑cash expenses or gains, mainly associated with charges for forestry losses due to fires and impairment for fixed assets and others. The increase in “Others” for 2017 is mainly due to provision for forestry losses that accounted for U.S.$138 million due to wildfires that affected the portion of our forests located in Chile at the beginning of 2017. The increase in “Others” for 2019 is mainly due to impairment provisions of property plant and equipment, which accounted for U.S.$115.8 million mainly related to North American panel mills and the Line 1 of the Arauco pulp mill.

________________

(4)      Average debt is calculated as the average of total debt between the beginning and the end of the applicable year.

(5)      Total debt is calculated as the sum of other current financial liabilities and other non‑current financial liabilities, minus hedging instruments.

(6)      Capitalization is calculated as total debt, including accrued interest, plus total equity.

(7)      Working capital is calculated by subtracting current liabilities from current assets.

FORWARD‑LOOKING STATEMENTS

This annual report on Form 20‑F contains words such as “believe,” “expect,” “anticipate” and similar expressions that identify forward‑looking statements, which reflect our views about future events and financial performance. Statements that are not historical facts, including statements about our beliefs and expectations, are forward‑looking statements. Such statements constitute forward‑looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the United States Private Securities Litigation Reform Act of 1995, as amended.

Forward‑looking statements involve inherent risks and uncertainties. These forward‑looking statements are based on current plans, estimates and projections; therefore, readers should not place undue reliance on them. Actual results could differ materially from those projected in such forward‑looking statements because of various factors that may be beyond our control, including but not limited to our ability to service our debt, fund our working capital requirements, comply with financial covenants in certain of our debt instruments, fund and implement our capital expenditure programs and maintain our relationships with customers, as well as the effects on us from competition, future worldwide demand for forestry and wood products we produce in the different countries in which we have industrial operations, international prices for forestry and sawn timber, the condition of our forests, possible shortages of energy, including electricity, the state of the economies in the main countries we operate and the world economy generally, the effects of a pandemic or epidemic and any subsequent mandatory regulatory restrictions or containment measures, the relative value of the local currencies in the countries we run manufacturing operations compared to other currencies, inflation, increases in interest rates, the effects of earthquakes, floods, tsunamis or other catastrophic events and changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities. Forward‑looking statements in this annual report speak only as of their dates, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

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

During the period from January 1, 2015 to December 31, 2019, the average price for Norscan bleached softwood kraft market pulp sold in Europe (pulp produced in North American, Nordic and Central European countries and sold to manufacturers of paper products delivered in Northern Europe, or “NBSK – Europe”), which is the benchmark for bleached softwood pulp sold in Europe, ranged from a low of U.S.$789.20 per tonne in April 2016 to a high of U.S.$1,230.00 per tonne in October and November 2018. During the period from January 1, 2015 to December 31, 2019, the average price for Norscan bleached softwood kraft market pulp sold in China (pulp produced in North American, Nordic and Central European countries and sold to manufacturers of paper products delivered in China, or “NBSK – China”), which is the benchmark for bleached softwood pulp sold in China, ranged from a high of U.S.$902.61 per tonne in March 2018 to a low of U.S.$557.57 per tonne in December 2019. Throughout 2015 and during the first half of 2016, NBSK – Europe and NBSK – China prices followed a downward trend, as China began to change its economic structure from export‑driven growth to domestic‑demand‑driven growth. In addition, the price gap between softwood and hardwood fibers increased, creating incentives for pulp customers to switch from softwood to hardwood, and adding downward pressure to prices. For the remainder of 2016, prices slightly recovered and finally stabilized, ending the year at U.S.$808.83 and U.S.$607.32 per tonne for NBSK – Europe and NBSK – China, respectively. Throughout 2017, NBSK – Europe and NBSK – China prices had a positive trend, ending the year at U.S.$999.63 for prices in Europe and U.S.$886.35 for prices in China; rise in prices was mainly driven by an increase of demand in China and stable capacity levels. Such upward trend continued in Europe through October and November 2018 when prices reached U.S.$1,230, followed by a slight decrease in December 2018, ending the year at U.S.$1,200.02. During 2018 NBSK – China prices remained steady most of the year, with a slight decrease by the end of the year to U.S.$723.07, which was mainly due to the trade tensions between China and the United States. During the first months of 2019 prices for NBSK – China and NBSK - Europe remained relatively stable, due to the Chinese New Year that took place in February 2019 and lower pulp demand, respectively. After the first quarter and through the third quarter of 2019, prices in China and Europe began to markedly deteriorate mainly due to growing trade tensions between China and the United States and duties imposed by both countries that impacted pulp demand. During the fourth quarter of 2019, prices stabilized to a certain extent, ending the year at U.S.$819.95 per tonne for NBSK – Europe and U.S.$557.57 per tonne for NBSK – China.

During the period from January 1, 2015 through December 31, 2019, prices of bleached hardwood kraft pulp sold in Europe (pulp made from eucalyptus or birch which is sold in Europe and is the benchmark for bleached hardwood pulp sold in Europe, or “BHKP – Europe”) ranged from a low of U.S.$651.46 per tonne in January 2017 to a high of U.S.$1,050.01 per tonne in May 2018.  During the period from January 1, 2015 through December 31, 2019, prices of bleached hardwood kraft pulp sold in China (pulp made from eucalyptus or birch which is sold in China and is the benchmark for bleached hardwood pulp sold in China, or “BHKP – China”) ranged from a high of U.S.$772.26 per tonne in June 2018 to a low of U.S.$456.69 per tonne in December 2019. During 2015, both prices had an upward trend due to an increase in demand, particularly from China. However, expectations of additional supply during 2016 and especially in 2017 placed downward pressure on prices, which made prices for BHKP – Europe to reach U.S.$651.46 per tonne in January 2017 and prices for BHKP – China to reach U.S.$484.50 per tonne in October 2016. A new pulp mill located in Indonesia was supposed to begin its ramp‑up in November 2016, with an annual estimated capacity of 2.8 million tonnes. As the ramp‑up of this new mill was delayed and the annual capacity had a downward review for the following three to four years, pulp prices started to rise in China at the end of 2016 and in Europe at the beginning of 2017, which was also supported by stronger than expected demand from China. Due to operational problems in some pulp mills and lower than expected production from the Indonesian mill, prices continued to increase throughout 2017 reaching at the end of 2017, U.S.$979.31 and U.S.$768.57 per tonne for BHKP – Europe and BHKP – China, respectively. Sustained demand and stable capacity levels led to an increase in prices that continued through May 2018 for the BHKP – Europe when prices reached a peak at U.S.$1,050.01 and through June 2018 for the BHKP – China when prices reached a peak at U.S.$772.26. During the rest of the year, prices stabilized with a decrease towards the end of 2018, ending the year at U.S.$1,025.73 for BHKP – Europe and U.S.$652.51 for BHKP – China. Decrease in demand registered by the end of 2018 was mainly explained by the trade tensions between China and the United States. Hardwood pulp prices followed a similar trend to softwood pulp prices during the first quarter of 2019 after the first quarter prices started to decrease and continued through the end of the year, mainly due to (i) growing trade tensions between China and the United States, (ii) higher inventories of some pulp producers and (iii) lower economic activity in Europe. BHKP- Europe and BHKP – China prices ended the year at U.S.$680.01 and U.S.$456.92 per tonne, respectively.

Although wood product markets improved until mid‑year 2015, added competition from countries with depreciated currencies increased supply to our traditional markets, such as North America, which caused average prices to decrease. Markets recovered during 2016, although Latin American exports continued to affect prices in countries such as the United States. The North American market showed an improvement in the construction sector, which provided steady demand. During 2017, the construction sector continued to improve, and average prices for wood products increased during certain months of the year. During the first half of 2018, Latin American countries (including Mexico) showed stable demand levels for wood products. Towards the end of 2018, the uncertainty surrounding the trade tensions between China and the United States affected demand. The construction sector in the United States experienced a slight increase compared to 2017, which was sustained throughout 2018. Average prices remained stable in 2018 compared to 2017, showing variations depending on the product. Throughout 2019, the panels market remained healthy with strong sales particularly in the United States and Canada. The sawn timber and plywood markets both evidenced from oversupply and prices were thereby affected. Additionally, trade tensions between China and the United States added further pressure on prices, especially with respect to sawn timber products. As a whole, wood products markets remained stable during 2019 in terms of prices and sales volume compared to 2018.

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

Worldwide competition in the markets for our products may adversely affect our business, financial condition, results of operations and cash flows.

We experience substantial worldwide competition in each of our geographical markets and in each of our product lines. Several of our competitors are larger than we are and have greater financial and other resources, which, among other things, may enhance their ability to support strategic expenditures directed to increase their market share. Our market share may be adversely affected if we are unable to successfully continue to expand our productivity at the same pace as our competitors.

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

The global economy, and in particular global industrial production, is the primary driver of demand for pulp, paper and wood products. Our wood products segment, which is highly dependent on the strength of the home‑building industry, has experienced decreases in its prices and demand for its products from time to time.

A decrease in the level of activity in either the domestic or the international markets within which we operate could adversely affect the demand and the price of our products and thus our cash flows and operational and financial results.

Our business, financial condition, results of operations and cash flows could be materially and adversely affected if the economic conditions in Asia, Europe, the United States and elsewhere deteriorate, and if we are unable to address competitive challenges resulting from currency fluctuations or reallocate our wood products and other products to other markets on equally beneficial terms, which could require us to recognize additional impairment charges.

We depend on free international trade as well as economic and other conditions in our principal markets.

We are a global company with industrial operations in eleven countries, from which we sell our products in the domestic market and through exports. In 2019, 32.3% of our sales were to customers in Asia, 32.1% to customers in North America, 23.5% to customers in Central and South America, 8.1% to customers in Europe, and 4.1% to customers in other countries. As a result, our results of operations and cash flows depend, to a significant degree, on economic, political and regulatory conditions in our principal markets. Our ability to compete effectively in our markets could be materially and adversely affected by a number of factors beyond our control, including deterioration in macroeconomic conditions, exchange rate volatility, government subsidies and the imposition of increased tariffs or other trade barriers. If our ability to sell our products competitively in one or more of our principal markets were impaired by any of these developments, it might be difficult to reallocate our products to other markets on equally favorable terms and our business, financial condition, results of operations and cash flows might be adversely affected.

In Chile, we are located in a seismic area that exposes our properties to the risk of earthquakes and tsunamis, and we experienced significant business disruption and losses as a result of the February 27, 2010 earthquake.

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

On February 27, 2010, an earthquake measured at a magnitude of 8.8 on the Richter scale, followed by a tsunami that affected the coast, occurred in the South‑Central Region of Chile, an area where we maintain a substantial portion of our Chilean industrial operations. Immediately after the earthquake, all of our production units implemented their contingency plans, which involved shutting down operations and evaluating the damage caused to each facility by the earthquake. As a result of the earthquake and the subsequent tsunami, our Mutrún sawmill was destroyed.

The suspension of our operations in Chile resulted in significant asset impairment charges due to earthquake‑related damage to property and inventories as well as a significant decrease in our sales volumes due to plant closures, which had an adverse effect on our results of operations and cash flows.

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

The costs of complying with, and addressing liabilities arising under, environmental laws and regulations have in the past and may in the future adversely affect our business, financial condition, results of operations and cash flows.

We have significant operations in Argentina, Brazil, Canada, Chile, Mexico and the United States. We also have operations in Uruguay through our 50% share in the Montes del Plata joint operation and in Spain, Portugal, Germany and South Africa through our 50% share in the Sonae Arauco joint venture. In each of those countries we are subject to a wide range of national and local environmental laws and regulations concerning, among other matters, the preparation of environmental impact assessments for our projects, the protection of the environment and human health, the generation, storage, handling and disposal of waste, the discharge of pollutants and the remediation of contamination. As a forest products manufacturer, we generate air and water emissions and solid and hazardous wastes. These emissions and our waste disposal are subject to limits and controls prescribed by law or by our operating permits, and we may be required to install or upgrade our pollution control equipment in order to meet these legal requirements. We have made, and expect to continue to make, expenditures to maintain compliance with environmental laws. Notwithstanding our policy to strictly comply with all requirements established by applicable environmental laws, any failure to comply with such environmental laws has resulted and may result in the future in civil, administrative or criminal fines or sanctions, claims for environmental damages, remediation obligations, the revocation of environmental authorizations or the temporary or permanent closure of facilities. Environmental regulations in countries in which we operate have become increasingly stringent in recent years (for example, in connection with the approval and development of new projects), and this trend is likely to continue. Future changes in environmental laws, or in the application, interpretation or enforcement of those laws, including new or stricter requirements related to harvesting activities, air and water emissions and/or climate change regulations, could result in substantially increased capital, operating or compliance costs, impose conditions that restrict or limit our operations or otherwise adversely affect our business, financial condition, results of operations and cash flows. These changes could also limit the availability of our funds for other purposes, which could adversely affect our business, financial condition, results of operations and cash flows.

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

In December 2017, the government restarted the rulemaking process and published a new draft SWQSVR for public comments. The draft proposes to regulate using practically the same parameters and limits included in the previous Norm declared void by the Supreme Court. In our opinion, the draft presents flaws similar to those detected in the previous rulemaking process, among others, the lack of identification and consideration of its actual economic and social costs and that most of its parameters and limits are not technically or environmentally reasonable. The public comment process finished in March 2018 and several comments from the public and different stakeholders were submitted, including various technical, economical and legal reports from third parties. In August 2019, a group of companies and institutions through the Association for the Development of Los Rios Region (Corporación para el Desarrollo de la Región de Los Rios or “CODEPROVAL”) challenged the validity of the new draft Norm filing an invalidation request. This request is currently under review by the Ministry of the Environment. According to applicable regulations, the government shall prepare a final draft, prior to submitting for consideration by the Sustainability Ministers’ Committee (Consejo de Ministros para la Sustentabilidad) and the President of the Republic. If the new norm enters into force, we cannot exclude that the authority may declare that the Valdivia River Basin is contaminated and thus initiate an administrative proceeding to impose a decontamination plan, which may include new limits on discharges of wastewater applicable to the Valdivia Mill.

Environmental concerns led to the temporary suspension of our operations at the Valdivia Mill in 2005, which adversely affected, and in the future may continue to adversely affect, our business, financial condition, results of operations and cash flows.

Our operations at the Valdivia Mill have been subject to environmental scrutiny by Chilean environmental regulators and the Chilean public since the mill began its operations in 2004. A variety of concerns and claims have been raised regarding the mill’s potential environmental impacts in the area. Primarily, it has been alleged that the mill’s operations impacted the habitat of the nearby Carlos Anwandter Nature Sanctuary and contributed to the migration and death of black‑neck swans living in the area. In connection with an environmental administrative proceeding, environmental regulators required us to temporarily suspend operations at the Valdivia Mill for approximately one month in January 2005.

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

We have been subject to legal proceedings related to some of our mills which could adversely affect our business, financial condition, results of operations and cash flows.

In April 2005, the Consejo de Defensa del Estado (National Defense Council), the Chilean national agency that institutes legal proceedings on behalf of the Chilean government, instituted a civil lawsuit seeking reparations, damages and indemnification from us for environmental harm to the Carlos Anwandter Nature Sanctuary allegedly caused by effluent discharges from our Valdivia Mill. On July 27, 2013, a civil court of Valdivia ruled that the alleged environmental events were mainly caused by the Valdivia Mill. We decided not to appeal this ruling, in order to create the conditions to shortly begin an effective implementation of measures in such Nature Sanctuary, without delay of further legal action. In April 2014, we agreed with and paid to the National Defense Council an indemnification amount of approximately U.S.$5,000,000. This indemnification was in addition to another payment of U.S.$5,000,000, used for social programs for the benefit of the community of Valdivia. There were four additional measures ordered by the ruling (although not included in the agreement with the National Defense Council), which were discussed by the members of the Consejo Científico Social (Social Council), which includes representatives of Arauco, the National Defense Council, academic institutions, NGOs and public authorities. These measures were: (i) conducting a study, within one year, undertaken by an interdisciplinary committee of experts, about the status of the wetland (which has been completed); (ii) creating an artificial sentinel wetland for representative species, upriver from the discharge of effluents (which has been constructed); (iii) implementing a monitoring program of environmental impact, within a five‑year period; and (iv) creating a new research center focused on wetlands (Centro de Investigación de Humedales). The National Defense Council and Arauco agreed upon the manner in which these measures have been implemented.

In connection with the death of fish in the Cruces River in January 2014 close to the Valdivia Mill’s effluent discharge, in January 2019, the public prosecutor’s local office (in Mariquina) filed charges (“formalización de la investigación”) against five individuals, three of them currently working for the Company. Also in January 2019, the National Defense Council instituted a civil lawsuit seeking reparations from us for environmental harm allegedly caused by our Valdivia Mill in connection with the death of fish in the Cruces River in January 2014. The National Defense Council did not determine the damages in this lawsuit, which could be sought by the National Defense Council in a separate proceeding before a civil court. The Company filed its defense in February 2019. The lawsuit remains under review by the court as of the date of this annual report. We cannot predict the outcome or impact of this lawsuit or when it may be resolved. If the result of such lawsuit is unfavorable to us, we may be required to conduct studies on ecosystems and biodiversity as well as to implement programs to both repopulate and monitor species under conservation. We may be required to incur in significant costs to repair any environmental harm a court determines we have caused, which could materially and adversely affect our business, financial condition, results of operations and cash flows.

The commencement of similar criminal and civil proceedings against Arauco at any time in the future could adversely affect some of our mills. We can neither predict the likelihood that we will face such similar proceedings in the future, nor the likely outcome or impact of any such proceedings.

We are also subject to certain administrative proceedings. In 2016 the Superintendence of the Environment initiated administrative proceedings against the Valdivia, Nueva Aldea, Licancel and Constitución mills. In 2017, the Superintendence of the Environment initiated an administrative proceeding against the Arauco Mill. The first part of the proceeding against the Valdivia Mill concluded in 2017. On December 15, 2017, the Superintendence of the Environment decided that the Valdivia Mill was liable for ten out of eleven charges and imposed a fine of 7,777 UTA (approximately U.S.$6.5 million as of December 2018). We appealed this decision on April 5, 2018 before the Third Environmental Court. A decision by the Third Environmental Court was issued in February 2020. This decision partially accepted the claim, only in connection with the inadequate classification of one of the charges, ordering the Superintendence to make a new classification. The decision also mentioned that the Superintendence had not proved that the death of fish in the Cruces River in January 2014 was caused by the operations of the Valdivia Mill. This ruling was appealed by both the Superintendence and the Company before the Supreme Court. A final decision by the Supreme Court is expected to be rendered during 2020. In 2016, the Nueva Aldea and Constitución mills decided to submit compliance programs according to applicable regulations, both of which were approved by the Superintendence of the Environment. These programs required the mills to implement actions and/or make certain investments in connection with the charges made by the Superintendence. All those actions and investments were promptly concluded. In December 2018 and July 2019, both compliance programs were officially terminated (“declaración de ejecución satisfactoria”) by the Superintendence of the Environment. With regard to the Licancel Mill, the Company filed its defense in June 2016. In February 2017, the Superintendence of the Environment found the Licancel Mill liable for three out of four charges and imposed a fine of 239 UTA (approximately U.S.$205,000). This decision was appealed before the above Superintendence, which on August 7, 2017, materially reduced the fine. Arauco paid the fine and this case was closed. Finally, with regard to the proceeding against Arauco Mill, the Company filed its defense in September 2017 and, in May 2018 the Superintendence of the Environment found the Arauco mill liable for two charges and imposed a fine of 699,6 UTA (approximately U.S.$635,000). Arauco paid the fine with a 25% reduction (taking advantage of a benefit established by Chilean law) and this case has been closed.

In the United States, our Moncure mill was subject to an administrative proceeding by the North Carolina Department of Environment and Natural Resources. We negotiated a settlement (Special Order by Consent) in 2015 with the Environmental Management Commission (an agency of the State of North Carolina), which included a monetary fine and an agreement to replace certain emissions control equipment. Furthermore, on September 5, 2019, Arauco executed an additional agreement with the State of North Carolina to obtain additional time for modifications and acclimation of abatement equipment installed under such 2015 Special Order by Consent.  The Moncure mill is currently operating under such additional agreement.

In 2019, the Moncure mill received an initial notice of violation from the North Carolina Department of Environmental Quality (NCDEQ) for exceedances of stormwater benchmarks.  The administrative proceeding remains open until the Moncure mill can demonstrate ongoing compliance with such benchmarks.  There was no civil penalty assessed for the initial notice of violation.

Our Eugene, Oregon mill was subject to an administrative proceeding by the Lane Regional Air Protection Agency in 2018. We negotiated a settlement that included monetary fines and an agreement to implement improvements to certain emissions control equipment and processes. The mill was assessed a civil penalty, and after showing compliance this matter closed, unless the mill fails to meet emission standards in future compliance testing.

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

As of December 31, 2019, we had approximately U.S.$6.0 billion of outstanding indebtedness. See “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition, Results of Operations and Cash Flows—Liquidity and Capital Resources—Contractual Obligations.” The economic environment prevailing at any point in time may prevent us from accessing, or restrict our access to, credit and capital markets to satisfy our financing needs, or we may not be able to refinance our existing indebtedness on terms that are favorable to us or at all. If we are unable to refinance our indebtedness as it becomes due, or if we refinance such indebtedness on terms that are not favorable to us, our business, results of operations and financial condition could be materially and adversely affected.

Material disruptions at any of our manufacturing, mills processing or remanufacturing facilities could negatively impact our financial results.

A material disruption at any of our manufacturing, processing or remanufacturing facilities could prevent us from satisfying customer demand for our products, meeting our production targets and/or require us to make unplanned capital expenditures, resulting in lower sales, which could have a negative effect on our financial results. Our Chilean and Mexican facilities are located in regions known for seismic activity that exposes our facilities to the risk of earthquakes and, in some areas, to subsequent tsunamis.

In addition, our facilities (or any of our machines within an otherwise operational facility) could cease operations unexpectedly due to a number of events, including:

•	unscheduled maintenance outages;

•	prolonged power failures;

•	an equipment failure;

•	fires, floods, hurricanes or other adverse weather;

•	disruptions in the transportation infrastructure, including roads, bridges, railroad tracks, tunnels and ports;

•	a chemical spill or release;

•	explosion of equipment;

•	the effect of a drought or reduced rainfall on its water supply;

•	labor difficulties;

•	terrorism or threats of terrorism;

•	coronavirus or other global epidemic;

•	domestic and international laws and regulations applicable to our Company and our business partners, including joint operation partners, around the world; and

•	other operating problems.

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

Currency fluctuations may have a negative effect on our financial results.

Domestic currencies of the countries in which we have industrial operations have been subject to depreciations and appreciations in the past and may be subject to significant fluctuations in the future. We transact a significant portion of our business in U.S. dollars, and the U.S. dollar is the currency of the primary economic environment in which we operate. A portion of our operating costs, however, is denominated in domestic currencies other than the U.S. dollar. Therefore, an increase in the exchange rate between any such domestic currencies and the U.S. dollar would increase our operating costs.

In addition, as an international company operating in Chile and several other countries, we transact a portion of our business and have assets and liabilities in Chilean pesos and other non‑U.S. dollar currencies, such as the Euro, the Argentine peso, the Uruguayan peso, the Brazilian real, the Colombian peso, the Mexican peso and the Canadian dollar, among others. To the extent that the Chilean peso depreciates against the U.S. dollar, our domestic revenues may be adversely affected when expressed in U.S. dollars. The same effects may occur for our domestic sales in Argentina, Brazil, Mexico and Canada, or other countries where we have operations for revenues related to products sold in each of the respective local currencies. As a result, fluctuations in the exchange rates of such foreign currencies relative to the U.S. dollar may have a material adverse effect on our business, results of operations, financial condition and cash flows.

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

In January and February 2017, wildfires, exacerbated by high temperatures, the action of the winds, low atmospheric humidity and the complexity of combatting multiple focal points that appeared simultaneously in different places, broke out in the central and southern regions of Chile, and in respect of the Company, in the Maule and Bío Bío regions. As a consequence of such fires, the Company suffered the burning of approximately 72,500 hectares of forest plantations, which had a fair value of approximately U.S.$210 million, according to IFRS accounting rules. The affected forest plantations represented approximately 5.6% of the fair value of the total of the forest plantations of the Company, and approximately 1.5% of the total assets of Arauco. The affected plantations have been managed by the Company in order to minimize the damage suffered as a consequence of the fires.

During the 2019-2020 forest fire season, approximately 2,304 hectares of our forest plantations have been affected.

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

A problem associated with climate change is water scarcity. This issue has been made visible by different national and international organizations. As a consequence, as part of our permanent commitment to develop a sustainable activity, we are working on different initiatives aimed at reducing water consumption in our industrial operations.

In this regard, the central region of Chile has experienced a drought during the last months of 2019 and, as a consequence, the Licancel Mill had to paralyze its activities for approximately three months.

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

From time to time, we carry out mergers, acquisitions and investments to expand or complement our operations. In connection with such transactions, we may be exposed to various risks, including those arising from: (i) not having accurately assessed the value, future growth potential, strengths, weaknesses and potential profitability of potential acquisition targets; (ii) difficulties in successfully integrating, operating, maintaining or managing newly‑acquired operations, including personnel; (iii) unexpected costs of such  transactions; or (iv) unexpected contingent or other liabilities or claims that may arise from such transactions. If any of these risks were to materialize, it could adversely affect our business, financial condition and results of operations.

Our operations could be adversely affected by labor action and contractual disputes.

Approximately 59% of our employees in Chile, 54% of our employees in Argentina, 29% of our employees in Uruguay, 10.4% of our employees in Brazil (although 100% are represented by the unions), 40% of our employees in Mexico and none of our employees in the United States or Canada were unionized as of December 31, 2019. In the past, certain work slowdowns, stoppages and other labor‑related disruptions have adversely affected our operations.

In Chile we experienced (i) one stoppage during October 2019 (lasting three days), three stoppages caused by own employees in our pulp mill located in Horcones and that also affected other mills in the complex. Additionally, we had some specific stoppages during October and November 2019 as a result of social unrest in Chile, as our workers were not able to move to the production plants; (ii) one stoppage during April 2018 (lasting nine days), (iii) three stoppages caused by employees of our third party contractors in our Horcones complex during February (lasting two days), April (lasting two days) and November (lasting five days) of 2017; (iv) seven separate occasions of blockades during 2016, which included stoppages in the Horcones complex for four days and another for one day; a three‑day stoppage at the entrance of our El Colorado sawmill; three one‑day stoppages in our Viñales sawmill during the months of April, August and November 2016; and a three‑day stoppage in our Constitución Mill during May 2016; and (v) four separate occasions of transportation contractors blocking the entrance of our Horcones complex on January 13, February 17, March 24, and September 21, 2015. During 2015, the pulp union carried out three work stoppages and blockade; the first event occurred on May 25, lasting three days, the second on August 3, lasting three days and the last one on September 1, which lasted 14 days.

At the end of 2017, the Constitución pulp mill and the Viñales sawmill and remanufacturing facility experienced a 40-day stoppage caused by workers of certain transportation companies.

 During 2019, there have been no strikes or other material work stoppages affecting our Mexican operations. We have collective-bargaining agreements with the unions representing the employees of our Mexican subsidiaries.

Our Argentine operations have experienced the following work stoppages in the last five years: (i) a five‑day stoppage at Arauco Argentina’s mill in Misiones in January 2015, as a result of a road blockage lead by the truckers union; (ii) a 6‑hour stoppage in Arauco Argentina’s mill in Zarate; and (iii) a stoppage of three days during May 2015 and August 2015, as well as a 14‑day stoppage during September 2015 in Arauco Argentina’s pulp mill, Puerto Esperanza. During December 2018, we renewed the collective bargaining agreement with the chemical union that represents the employees of Petroquímica General San Martín.

Our Brazilian operations have not experienced any work stoppages in the last nine years, other than a generalized trucker strike in 2018 that affected our operations. As a consequence of this event, the Company was prevented from receiving raw materials and dispatching products, and our employees could not easily access our Brazilian mills during such time, which resulted in a stoppage of ten days. As a result, transportation costs increased 25% in average, which directly affected the cost of our final product, rising them from 3% to 5% depending on the type of product.

During 2019, our Uruguayan operations did not experience any relevant work stoppages. In December 2019, the Uruguayan operations entered into a labor agreement with unions representing the employees of our pulp mill and forestry union. During 2018, our Uruguayan operations did not experience any relevant work stoppages. Also, during 2018 and 2017, we entered into a labor agreement with unions representing the employees of our pulp mill and forestry nursery in Uruguay.

On June 4, 2016, the Montes del Plata mill’s activity was suspended for five days as a result of labor unrest involving employees of our logistics contractors, who blocked the access to the mill. Montes del Plata is the name of the 50/50 joint operation between Arauco and Stora Enso in Uruguay.

During 2015, there were 28 minor events at Montes del Plata mill in Uruguay, amounting to 5.5 days of work stoppages, caused by transportation and timber logistics contractors.

During the last seven years, there have been no strikes or other material work stoppages at our U.S. and Canadian subsidiaries.

We renewed all collective‑bargaining agreements that expired during 2019 in Chile. We cannot assure you that a work slowdown, or a work stoppage or strike, will not occur prior to or upon the expiration of our labor agreements, and we are unable to estimate the extent to which any such work slowdown, stoppage or strike may adversely affect our sales.

In addition, we depend to a significant extent on employees of contractors to which we outsource a wide range of services including management of certain of our plantations and transportation of raw materials and products.

In Chile, as of December 31, 2019, we had contracts with approximately 373 contractors, who employed approximately 18,150 employees. During 2019, we incorporated approximately 189 employees in the wood products business, who were previously employed by certain suppliers. Such employees work in the Horcones Complex, the Valdivia Complex, the Nueva Aldea Complex and the Arauco plywood mill. In June 2018, we also commenced an insourcing process in three forest nurseries that were previously managed by contractor companies, which involved the hiring of 715 employees directly.

In Brazil, as of December 31, 2019, we had contracts with approximately 50 contractors, who in turn employed approximately 480 employees.

Under Chilean, Brazilian, and Mexican labor legislation, we are secondarily liable for the payment of labor and social security obligations owed to employees of our contractors. In Chile, in the event that we do not exercise the rights granted to us by the labor laws regarding the supervision of our contractors in their compliance of their labor and social security obligations, then our responsibility is elevated from secondary to joint and several, thus enabling an employee of a contractor to bring a claim relating to these obligations against both the contractor and us, as the party hiring such contractor, although the contractor would remain primarily liable for such obligations. Generally, we are also responsible for the health and safety conditions of the contractors’ workers and are obligated to ensure that the contractors comply with all obligations related to such conditions while such workers are performing activities for us within our corporate purpose.

In Argentina, substantially similar joint liability rules apply to a principal and its contractors. In addition, national rural labor law, Law No. 26,727, promulgated on December 28, 2011 and fully in effect since March 2013, permits contractor employees under forestry contracts to bring actions directly against the principal to whom the employees’ services are being provided, instead of requiring them to bring actions against the contractor. For work or services related to the ordinary production process of a principal, the law provides that an employment relationship is deemed to exist between the principal and the employee of the contractor. By means of Decree No. 34/2019 (the “Decree”), the Argentine Federal Government declared a public emergency with regard to employment for a term of one hundred and eighty (180) days as of December 13, 2019 (the date the Decree was published in the Official Gazette). Within that scope, the Decree establishes that employees dismissed without cause are entitled to receive double severance. With the aim of generating new employment opportunities, employees hired after the Decree came into force will not be subject to the Decree.

Our U.S. operations must comply with the regulations of the Occupational Safety & Health Administration (OSHA) and the Federal Labor Standards Act (FLSA), among others.

Our Canadian operations must comply with the regulations of the Occupational Safety & Health Administration (OSHA). In August 2019, Arauco North America announced the closure of the St. Stephen particleboard operation. The main rationale behind this restructuring was the newly constructed Grayling, Michigan mill and the heavy cost structure of the St. Stephen operation.  On December 13, 2019, the particleboard operation officially ceased. Approximately 60 people were laid off.

As a result of the foregoing, we may be affected by future strikes, work slowdowns, stoppages or other labor‑related developments in the various countries in which we operate, including such developments attributable to employees of contractors performing outsourced services, and such strikes, slowdowns, stoppages or other developments could have a material adverse effect on our business, financial condition, results of operations or prospects.

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

The novel coronavirus could have a significant adverse effect on our business operations.

In late December 2019 a notice of pneumonia originating from Wuhan, Hubei province (COVID-19, caused by a novel coronavirus) was reported to the World Health Organization, with cases soon confirmed in multiple provinces in China, as well as in other countries. Several measures have been undertaken by governments around the globe, including the use of quarantine, screening at airports and other transport hubs, travel restrictions, suspension of visas, nation-wide lockdowns, closing of public and private institutions, suspension of sport events, restrictions to museums and tourist attractions and extension of holidays, among many others. However, the virus continues to spread globally and, as of the date of this annual report, has affected more than 180 countries and territories around the world, including Chile, Argentina, Brazil, Uruguay, Mexico and the United States, among others. To date, the outbreak of the novel coronavirus has caused significant social and market disruption.  The long-term effects to the global economy and the Company of epidemics and other public health crises, such as the on-going novel coronavirus, are difficult to assess or predict, and may include a decline in market prices (including the market price of our securities), risks to employee health and safety, and reduced sales in geographic locations impacted. Any prolonged restrictive measures put in place in order to control an outbreak of a contagious disease or other adverse public health development in any of our targeted markets may have a significant effect on our business operations. Moreover, considering that some of our clients (especially in our pulp business) are located in China and other affected countries, the demand of our products and the logistics associated with the sale of those products may be adversely impacted, which would have a negative effect on our business operations. We have been affected by the need to implement policies limiting the efficiency and effectiveness of our industrial operations, including home office policies. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions as well as on our operations and financial condition. Additionally, we cannot predict how the disease will evolve (and potentially, spread) in the countries where we have industrial operations, nor anticipate what additional restrictions governments of those countries or other countries may impose.

Risks Relating to Chile

Adverse changes in Chile’s political, legal, tax, social and economic conditions could directly impact our business and the market price of our securities.

As of December 31, 2019, 62.4% of our property, plant and equipment and forest assets were directly owned by Arauco and our Chilean subsidiaries, and in 2019, 54.3% of our revenues were attributable to our Chilean operations. Accordingly, our business, financial condition, results of operations and cash flows depend, to a considerable extent, upon political and economic conditions in Chile. Future changes in Chile’s political and economic conditions – affecting interest rates, inflation, tax rates or charges on imports and/or exports, among others – could adversely affect our business, financial condition, results of operations and cash flows and may impair our ability to proceed with our strategic plan of business. In addition, such changes may impact the market price of our securities.

Beginning in October 2019, Chile experienced a series of protests. These protests began after the government’s announcement of an increase in subway fares in Santiago but have since evolved to express broader concerns of the population. In response to such protests and related violence, the government suspended the increase in subway fares and declared a state of emergency and imposed a nighttime curfew in the greater Santiago region and other regions, which were in place for nine days and ended on October 28, 2019.

In addition, on November 15, 2019, representatives of Chile’s leading political parties agreed to hold a referendum in April 2020, which has been recently rescheduled to October 2020, allowing Chileans to vote on whether to replace the Constitution and, if so, whether the Constitution should be drafted by members of Congress along with citizens elected for that task (“Elected Citizens”) or by a special constituent assembly comprised entirely of Elected Citizens. Such agreement contemplated that, in case the result of the referendum is that a new Constitution should be drafted, all Elected Citizens will be elected in October 2020, which has been recently rescheduled to April 2021, and that the draft Constitution will be finalized in 2022. In such case, the final draft of the new Constitution will be submitted to a public referendum for approval.

We cannot assure that the current political and social situation or future developments in Chile, over which we have no control, will not have an adverse effect on our business, financial condition or result of operations. Further, we cannot assure that any new government policies, or any new law enacted by Congress in response to recent social developments will not adversely affect the Chilean economy or, directly or indirectly, our business, operations and revenues.

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

Risks Relating to Argentina

The economic conditions and government policies in Argentina may adversely affect our financial condition, results of operations and cash flows.

As of December 31, 2019, 6.8% of our property, plant and equipment and forest assets were located in Argentina, and in 2019, 7.4% of our revenues were attributable to our Argentine operations. As a result of the foregoing our business, financial condition, results of operations and cash flows will be dependent, to a certain extent, on economic conditions in Argentina. See “Item 4. Information on our Company—Description of Business—History.”

In 2017, we signed an intercompany loan with Arauco Argentina for U.S.$250 million, which proceeds were used to repay in full certain Arauco Argentina debt that we guaranteed. During 2018, Arauco Argentina prepaid U.S.$90 million. The balance due after such prepayment is U.S.$160 million.

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

The Argentine government has exercised, and continues to exercise, significant influence over the Argentine economy. Argentine political and economic conditions have a direct impact on our business.

The Argentine government has exercised and continues to exercise a substantial influence over many aspects of the Argentine economy. In furtherance of its economic objectives, the Argentine government has adopted a wide variety of measures, such as wage and price controls, currency devaluations, exchange and capital controls and limits on imports, among others. The business, financial condition, results of operations and cash flows of our Argentine subsidiaries may be adversely affected by any such measures or regulatory changes, including with respect to tariffs and exchange controls.

The Argentine government’s measures have had and may continue to have a material effect on private sector entities, including our operations in Argentina. We have no control over and cannot predict how government intervention and policies will affect the Argentine economy or, directly and indirectly, our operations and financial condition.

Future economic, social and political developments in Argentina may adversely affect the business, financial condition, results of operations and cash flows of our Argentine subsidiaries.

Risks Relating to Brazil

Economic conditions in Brazil may have a direct impact on our business, financial condition, results of operations and cash flows.

As of December 31, 2019, 8.0% of our property, plant and equipment and forest assets were located in Brazil and in 2019, 10.2% of our revenues were attributable to our Brazilian operations. See “Item 4. Information on our Company—Description of Business.” As a result of the foregoing, to a certain extent, our business, financial condition, results of operations and cash flows will be dependent on economic conditions in Brazil.

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on our business.

The Brazilian government has exercised and continues to exercise a substantial influence over many aspects of the Brazilian economy. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, wage and price controls, currency devaluations, capital controls and limits on imports. The business, financial condition, results of operations and cash flows of our Brazilian subsidiaries may be adversely affected by such matters, changes in policy or regulation involving tariffs and exchange controls, as well as by other factors.

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

As of December 31, 2019, 15.1% of our property, plant and equipment and forest assets were located in Uruguay, and in 2019, 8.2% of our revenues were attributable to the Uruguayan joint operation of Montes del Plata. See “Item 4. Information on our Company—Description of Business.”

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

As of December 31, 2019, 6.0% of our property, plant and equipment were owned by our U.S. subsidiaries, and in 2019, 13.6% of our revenues were attributable to our U.S. operations. See “Item 4. Information on our Company—Description of Business.”

As of December 31, 2019, 0.4% of our property, plant and equipment were owned by our Canadian subsidiaries, and in 2019, 3.8% of our revenues were attributable to our Canadian operations. See “Item 4. Information on our Company—Description of Business.”

As a result of the foregoing, to a certain extent, our business, financial condition, results of operations and cash flows will be dependent on economic conditions in the United States and Canada.

Risks Relating to the México

Economic conditions and government policies in Mexico may have a material impact on the business, financial condition, results of operations and cash flows of our Mexican subsidiaries.

As of December 31, 2019, 1.3% of our property, plant and equipment were located in Mexico and in 2019, 2.4% of our revenues were attributable to our Mexican operations. See “Item 4. Information on our Company—Description of Business.”

In the past, Mexico has experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation and other economic problems. Future economic, social and political developments in Mexico may adversely affect the business, financial condition, results of operations and cash flows of our Mexican subsidiaries.

Risks Relating to Other Markets

Our business, earnings and prospects may be adversely affected by developments in other countries that are beyond our control.

Our business, financial condition, results of operations and cash flows depend on the level of economic activity, government and foreign exchange policies and political and economic developments in our principal markets. Our business, earnings and prospects, as well as our financial condition, results of operations, cash flows and the market price of our securities, may be materially and adversely affected by developments in our principal markets relating to inflation, interest rates, currency fluctuations, protectionism, government subsidies, price and wage controls, exchange control regulations, taxation, expropriation, social instability or other political, economic or diplomatic developments. For example, certain target countries to which we export may impose buying restrictions in our industry, which may adversely affect our sales. We have no control over these conditions and developments which could adversely affect us and our business, financial condition, results of operations and cash flows or the price or market of our securities.

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

Risks Relating to Our Securities

The non‑payment of funds by our subsidiaries could have a material adverse effect on our business, financial condition, results of operations and ability to service our debt, including our securities.

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

On October 5, 2016, Fitch Ratings changed our ratings outlook from stable to negative, citing a slower‑than‑expected decline of our net leverage due to weak operational cash flows, which in turn were affected by lower pulp prices throughout the year.

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

On September 27, 2019, Fitch Ratings changed our ratings outlook from stable to negative, mentioning a projected increase in net debt as a result of weaker pulp prices which has also decreased the operating cash flow available.

On October 15, 2019, Standard & Poor’s changed our ratings outlook from stable to negative, citing higher leverage expectations for the next two years amid lower-than-expected pulp prices coupled with a high investment cycle.

We cannot assure you that we will not be subject to further credit rating downgrades. Credit rating downgrades below investment grade could have a material and adverse effect on our ability to service our debt, including our securities, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

Item 4. Information on our Company

DESCRIPTION OF BUSINESS

Overview

We believe that we are one of Latin America’s largest forest plantation owners and one of the world’s largest producers of bleached and unbleached softwood kraft pulp, bleached hardwood kraft pulp and wood products in terms of production capacity. We have industrial operations in Chile, Argentina, Brazil, Mexico, the United States and Canada. We also have industrial operations in Uruguay, through our 50% share in the Montes del Plata joint operation, and in Spain, Portugal, Germany and South Africa, through our 50% share in the Sonae Arauco joint venture. As of December 31, 2019, we had more than 1.0 million hectares of plantations in Chile, Argentina, Brazil and Uruguay combined.

During 2019, (i) we sold 3.7 million metric tons of pulp, in the form of hardwood bleached pulp, softwood bleached pulp, softwood unbleached pulp and fluff pulp; (ii) we sold 8.7 million cubic meters of wood products, including sawn timber (green and kiln-dried lumber), remanufactured wood products, plywood and panels (medium-density fiberboard, or MDF, particleboard, or PBO, and high-density fiberboard, or HB); and (iii) we harvested 20.8 million cubic meters of sawlogs and pulplogs. Our revenues are derived from export sales and domestic sales in the countries where we have industrial operations. During 2019, sales in Asia, North America, and South and Central America accounted for 32.3%, 32.1% and 23.5%, respectively, of our total revenue for such year.

As of December 31, 2019, our planted forests consisted of approximately 64.3% radiata, taeda and elliottii pine and approximately 33.6% eucalyptus. We seek to manage our forestry resources sustainably in a way that ensures that the annual growth of our forests is equal to or greater than the volume of resources harvested each year. In 2019, we planted a total of 70,615 hectares and harvested a total of 54,805 hectares in Chile, Argentina, Brazil and Uruguay.

We operate our business through three main divisions: pulp, wood products and forestry products, each as described below.

Pulp. We own and operate five pulp mills in Chile, one in Argentina and jointly own and operate one in Uruguay through our Montes del Plata joint operation with Stora Enso Oyj. Our aggregate installed annual pulp production capacity (including our 50% share of the Montes del Plata mill’s 1.4 million metric ton capacity) is approximately 4.0 million metric tons. During 2019, our pulp mills produced 3.3 million tonnes of bleached pulp and 0.5 million tonnes of unbleached pulp. During 2019, our sales volume (in tonnes) in Asia and Oceania, Europe, and North and South America represented approximately 71.9%, 17.5% and 10.5%, respectively, of our total pulp sales volume. During 2019, our pulp revenues were U.S.$2,296.1 million, representing 43.1% of our total revenues for such year.

Wood Products. Our wood products segment (formerly known as our timber segment) consists of our fiberboard panels, plywood, sawn timber and remanufactured wood products manufacturing operations. We own and operate fiberboard panels and plywood mills in Chile, Argentina, Brazil, the United States, Canada and Mexico. Fiberboard includes hardboard or high-density fiberboard, medium-density fiberboard and particleboard. The total annual production capacity of our fiberboard panel and plywood mills is approximately 8.5 million cubic meters of fiberboard panels and plywood.

During 2019, our sales volume (in cubic meters) of medium-density fiberboard panels, particleboard panels and hardboard panels represented approximately 54.0%, 45.9% and 0.2% of our total fiberboard panel sales volume, respectively. During 2019, our fiberboard panels sale volume (in cubic meters) in the United States and Canada, Brazil, Mexico, Argentina, Chile, and other countries represented approximately 51.0%, 23.9%, 10.8%, 5.8%, 4.5% and 4.1%, respectively, of our total fiberboard panel sales volume.

During 2019, our fiberboard panel and plywood mills (excluding the mills owned by Sonae Arauco) produced approximately 6.6 million cubic meters of fiberboard panels and plywood. During 2019, our fiberboard panel and plywood revenues (excluding Sonae Arauco) were U.S.$2,063.8 million, representing 38.7% of our total revenues for such year.

We have seven sawmills in operation in Chile and one in Argentina with an aggregate installed annual production capacity of approximately 2.8 million cubic meters of sawn timber. We also own four remanufacturing facilities in Chile and one in Argentina that reprocess sawn timber into remanufactured wood products such as mouldings, jams and pre-cut pieces for doors, furniture and door and window frames. In 2019, we produced 2.5 million cubic metres of sawn timber and remanufactured wood products. During 2019, our sawn timber and remanufactured wood products revenues were U.S.$678.1 million representing 12.7% of our total revenue for that year.

During 2019, our wood products sales volume (in cubic meters) in North America, Central and South America, Asia and Oceania, and other countries represented approximately 52.7%, 31.3%, 11.8% and 4.2%, respectively, of our total wood products sales volume. In the same period, our wood products revenues were U.S.$2,741.9 million representing 51.5% of our total revenues.

Forestry Products. Our forestry products are sawlogs, pulplogs, chips and others in Chile, Argentina and Brazil. During 2019, our forestry products revenues (from sales to third parties) were U.S.$128.7 million, representing 2.4% of our total revenues for such year.

 History

Celulosa Arauco y Constitución S.A. is a sociedad anónima (corporation) organized under the laws of Chile and subject to certain rules applicable to sociedades anónimas abiertas (Chilean public corporations). We were formed on September 14, 1979 in a merger between Industrias de Celulosa Arauco S.A., or Industrias Arauco, and Celulosa Constitución S.A., or Celulosa Constitución. Our two predecessor companies were created in the late 1960s and early 1970s by Corporación de Fomento de la Producción, or Corfo, a Chilean government development corporation, to develop forest resources, improve soil quality in former farming areas and promote employment. As part of the Chilean government’s privatization program, Corfo sold Industrias Arauco to Compañía de Petróleos de Chile S.A., or Copec, in 1977 and Celulosa Constitución to Copec in 1979. In October 2003, Copec transferred all of its gasoline‑ and fuel‑related business assets to a new subsidiary, and changed its legal name to Empresas Copec S.A., or Empresas Copec. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

In 1996, we acquired Alto Paraná S.A., an Argentine company (that, effective January 1, 2015, changed its name to Arauco Argentina S.A.), which, at the time of the acquisition, owned plantations and other land in Argentina and manufactured and sold bleached softwood kraft pulp. With this acquisition, we began the expansion of our market opportunities outside of Chile.

In 2005, 2006 and 2007, we expanded our presence in Chile, Argentina and Brazil through a series of acquisitions that increased our land holdings and the production capacity of various sectors of our business.

In 2009, through a subsidiary, together with a subsidiary of Stora Enso, we acquired the Uruguayan subsidiaries of ENCE. The main assets of these Uruguayan companies included 130,000 hectares of land, of which 73,000 had forestry plantations, 6,000 hectares under agreements with third parties, an industrial site, the necessary environmental permits for the construction of a pulp mill, a river terminal, a chip producing mill and a nursery.

On August 26, 2009, our subsidiary Placas do Paraná S.A. (now, Arauco do Brasil S.A.) acquired 100% of the shares of Tafisa Brasil, by means of a share purchase agreement executed among SCS Beheer, B.V., Tafiber—Tableros de Fibras Ibéricos, S.L. (each of which is a subsidiary of Sonae Indústria, SGPS, S.A.) and Placas do Paraná S.A. The primary asset of Tafisa Brasil (which has been renamed Arauco do Brasil S.A.) is a panel production facility located in the city of Piên, Brazil, which is in the state of Paraná. The facility has an annual total installed capacity of 750,000 cubic meters, which includes three production lines: two lines producing MDF and one line producing PBO. The facility also has added‑value lines to produce products for the construction and furniture industries.

On September 27, 2009, we and our subsidiary Arauco Internacional, executed a series of joint operation agreements with Stora Enso, pursuant to which Stora Enso Amsterdam B.V. agreed to transfer the ownership of 100% of the shares of Stora Enso Uruguay S.A. to Forestal Cono Sur. As a consequence of this transaction, we and Stora Enso equally control all assets that both companies own in Uruguay. Such joint operation, named Montes del Plata, is formed by the companies Forestal Cono Sur S.A., Stora Enso Uruguay S.A., Eufores S.A., Celulosa y Energía Punta Pereira S.A., Zona Franca Punta Pereira S.A., Ongar S.A., Terminal Logística e Industrial M´Bopicuá S.A.and El Esparragal Asociación Agraria de R.L.

In April 2010, our subsidiary Arauco do Brasil S.A. became the owner of 100% of the shares of Dynea Brasil S.A., which was absorbed by Arauco do Brasil S.A. in May 2010.

On January 18, 2011, as per the Montes del Plata joint operation, we and Stora Enso agreed to carry out the construction of a state of the art pulp mill with an annual capacity of 1.3 million tonnes, a port and a power producing unit based on renewable sources, all located in Punta Pereira in the department of Colonia, Uruguay. The pulp mill entered the production phase in June 2014 and reached full production capacity in October 2015.

In November 2011, Centaurus Holdings S.A., a Brazilian company 51% owned by Klabin S.A. and 49% owned by our subsidiary Arauco Forest Brasil S.A., acquired the shares of Florestal Vale do Corisco Ltda., which has 107,000 hectares of land in the Brazilian state of Paraná. On May 31, 2012, Centaurus Holdings S.A. was absorbed by Florestal Vale do Corisco Ltda.

In 2011, our subsidiary Arauco Argentina acquired 100% of the shares of Greenagro S.A., a company engaged in forestry activities in the area of Isla Victoria, province of Entre Ríos, Argentina.

In 2012, Arauco Panels USA, one of our U.S. subsidiaries, acquired an industrial facility in Moncure, North Carolina. The facility includes MDF and high‑density fiberboard, or HDF, production lines with annual production capacity of up to 330,000 cubic meters, a PBO production line with annual production capacity of up to 270,000 cubic meters and two melamine product production lines.

In September, 2012, we acquired 100% of the shares of Flakeboard Company Limited or Flakeboard, a key North American producer of wood paneling for furniture that owns and operates seven panel mills in Canada and the U.S. with an aggregate annual production capacity of 1.2 million cubic meters of MDF panels, an annual production capacity of 1.2 million cubic meters of PBO, and an annual production capacity of 634,000 cubic meters of melamine.

During the second quarter of 2013, our wholly‑owned forestry subsidiaries—Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Arauco S.A., and Forestal Celco S.A.—were merged with and into Forestal Celco S.A. This process started on July 1, 2013, when Bosques Arauco was merged with and into Forestal Valdivia. Subsequently, on September 1, 2013, Forestal Valdivia was merged with and into Forestal Arauco. On December 1, 2013, Forestal Arauco was merged with and into Forestal Celco. Finally, in May 2014, Forestal Celco changed its name to Forestal Arauco S.A.

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

On December 1, 2015, our wholly‑owned subsidiaries Paneles Arauco S.A., Aserraderos Arauco S.A. and Arauco Distribución S.A. were merged into Paneles Arauco S.A., company which operates in the wood products segment (previously referred to as timber segment), including in the panel and sawmill businesses. In August 2016, Paneles Arauco S.A. changed its name to Maderas Arauco S.A.

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

On October 25, 2016, our board of directors approved the commencement of the construction by our U.S. subsidiary Flakeboard America Limited, of the “MDP Grayling” project, to be located in the State of Michigan, United States of America. The project comprised the construction and operation of a plant that will manufacture medium-density particle board, or MDP. Arauco expects that the production capacity of the plant will be 800,000 cubic meters of finished product per year, of which approximately 300,000 cubic meters will be coated with melamine paper. The project started its operations by April 2019. The execution of this project required an estimated investment of approximately U.S.$450 million, which was financed using our own resources and bank loans.

On September 13, 2017, our board of directors approved the “Dissolving Pulp” project, relating to the Valdivia mill, which aims to diversify the type of pulp produced in our Valdivia mill, by enabling it to produce dissolving pulp. We estimate that this project is likely to require an investment of approximately U.S.$195 million (as revised in 2019). This project will be carried out in the current facilities of the Valdivia mill, implementing certain adjustments and incorporating new equipment. Among others, the project contemplates the installation of two new additional digesters to optimize the production level of dissolving pulp, a new discharging tank (storing process) of pulp and certain modifications to the treatment areas. In addition, the project is expected to increase the Valdivia’s mill capacity to inject energy to the Chilean power grid (Sistema Eléctrico Central, or SEN, formerly the Sistema Interconectado Central) from the current units of the mill. Construction of this project was completed at the end of 2019, and the mill is expected to start to produce dissolving pulp during the second quarter of 2020.

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

On December 19, 2017, our subsidiaries Arauco Internacional and AraucoMex, S.A. de C.V., agreed with the Chilean company, Masisa, the purchase of all of the shares of Masisa’s Mexican subsidiaries, namely Maderas y Sintéticos de México, S.A. de C.V., Maderas y Sintéticos Servicios, S.A. de C.V., Masisa Manufactura, S.A. de C.V., Placacentro Masisa México, S.A. de C.V. and Masnova Química, S.A. de C.V., or Masisa’s Mexican Subsidiaries. The transaction closed on January 31, 2019 as detailed below.

On July 24, 2018, our board of directors approved a project for the Modernization and Expansion of the Arauco Mill (Proyecto Modernización y Ampliación de la Planta Arauco, or MAPA project). The MAPA project contemplates an estimated investment of approximately U.S.$2,350 million and is located at the commune and province of Arauco, in the Bio Bio Region, Chile. The project consists of the construction and start-up of a new production line of 1,560,000 annual tonnes of bleached hardwood kraft pulp (Line 3). Line 1 of the Arauco Mill will cease its operations once the Line 3 comes online. Once completed, this project is expected to increase the net production of the Arauco Mill by approximately 1,270,000 tonnes of pulp, reaching a total production capacity of approximately 2,100,000 annual tonnes. We commenced construction of this project in February 2019 and seek to complete it in the second quarter of 2021.

On January 31, 2019, our subsidiaries Arauco Internacional and AraucoMex, S.A. de C.V., acquired the shares of Masisa’s Mexican subsidiaries for a price of approximately U.S.$160 million. The main assets acquired are two industrial complexes located in Durango and Zitácuaro, that consist of three particleboard (PBO) lines with an annual installed capacity of 339,000 m3; an MDF boards line of with an annual installed capacity of 220,000 m3; melamine coating (or TFL) lines with an annual installed capacity of 309,000 m3; a chemical plant with an installed capacity of 60,000 tonnes of resins and 60,600 tonnes of formaldehyde; and impregnation lines with an aggregate annual installed capacity of 28.9 million of m2. In addition, one of the acquired Mexican subsidiaries, namely Maderas y Sintéticos de México, S.A. de C.V. (currently, Arauco Industria de México S.A de C.V.), is the lessee of a chemical plant in Lerma, with an installed capacity of 43,200 tonnes of resins and 21,600 tonnes of formaldehyde.

On September 1, 2019, our subsidiary Arauco North America Inc, acquired the shares of Prime-Line, Inc. for a price of approximately U.S.$19.8 million. The main asset acquired consists of a facility with three fully automated MDF moulding lines with an installed annual capacity of 135,000 m3.

Our principal executive offices are located at Avenida El Golf 150, 14th Floor, Las Condes, Santiago, Chile, and our telephone number is +56‑2‑2461‑7200. Our website is www.arauco.cl or www.arauco.com. The contents of our website and other websites referred to herein are not part of this annual report. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov).

Corporate Structure

We are substantially wholly-owned by Empresas Copec S.A., a public company listed on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange. Empresas Copec is a holding company, the principal interests of which are in Arauco, gasoline and gas distribution, electricity, fishing and mining. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

The following table sets forth our ownership interests in our subsidiaries as of December 31, 2019.

	Country of incorporation	Total stock held
Agenciamiento y Servicios Profesionales S.A. de C.V.	Mexico	99.9990%
Arauco Argentina S.A.	Argentina	99.9801
Arauco Australia Pty Ltd	Australia	99.9990
Arauco Bioenergía S.A.	Chile	99.9999
Arauco Canada Ltd. (ex Flakeboard Company Limited)	Canada	99.9990
Arauco Colombia S.A.	Colombia	99.9982
Arauco do Brasil S.A.	Brazil	99.9990
Arauco Europe Cooperatief U.A.	The Netherlands	99.9990
Arauco Florestal Arapoti S.A.	Brazil	79.9992
Arauco Forest Brasil S.A.	Brazil	99.9991
Arauco Industria de México S.A. de C.V.	Mexico	99.9990
Arauco Indústria de Painéis Ltda.	Brazil	99.9990
Arauco Middle East DMCC	Dubai	99.9990
Arauco North America, Inc.	U.S.A.	99.9990
Arauco Nutrientes Naturales SpA	Chile	99.9484
Arauco Perú S.A.	Peru	99.9990
Arauco Química S.A. de C.V.	Mexico	99.9990
Arauco Serviquimex S.A. de C.V.	Mexico	99.9990
Arauco Wood (China) Company Limited	China	99.9990
Araucomex S.A. de C.V.	Mexico	99.9990
Araucomex Servicios S.A. de C.V.	Mexico	99.9990
Consorcio Protección Fitosanitaria Forestal S.A.	Chile	57.0831
Empreendimentos Florestais Santa Cruz Ltda	Brazil	99.9985
Forestal Arauco S.A.	Chile	99.9484
Forestal Cholguán S.A.	Chile	98.5676
Forestal Los Lagos S.A.	Chile	79.9587
Forestal Nuestra Señora del Carmen S.A.	Argentina	99.9805
Forestal Talavera S.A.	Argentina	99.9942
Greenagro S.A.	Argentina	97.9805
Inversiones Arauco Internacional Ltda	Chile	99.9990
Investigaciones Forestales Bioforest S.A.	Chile	99.9489
Leasing Forestal S.A.	Argentina	99.9801
Maderas Arauco S.A. (Ex Paneles Arauco S.A.)	Chile	99.9995
Maderas Arauco Costa Rica S.A.	Costa Rica	99.9990
Mahal Empreendimentos e Participacoes S.A.	Brazil	99.9990
Novo Oeste Gestão de Ativos Florestais S.A.	Brazil	99.9990
Prime-Line, Inc.	U.S.A.	99.9990
Savitar S.A.	Argentina	99.9841
Servicios Aéreos Forestales Ltda	Chile	99.9990
Servicios Logísticos Arauco S.A.	Chile	99.9997
Tablered Araucomex, S.A. de C.V.	Mexico	99.9990

Business Strategy

Our strategy consists of focusing on maximizing value and pursuing growth opportunities with respect to our forestland and industrial assets, managing our operations sustainably and developing products that contribute to an economy based on renewable resources that we believe improves the quality of life of millions of people around the world. We seek to implement our strategy through the following principles and initiatives:

•	Striving to combine science, technology and innovation in order to unlock the full potential of our plantations and develop renewable products in our forestry, pulp, timber, panels and clean energy business areas.

•	Seeking to manage our operations in an environmentally and socially responsible manner by adopting the best environmental practices and promoting the safety and development of our employees and contractors.

•	Creating high quality products and materials for the paper, packaging, furniture, construction and energy industries, and providing high quality service to our customers.

•	Consolidating and expanding our presence internationally in regions we believe offer comparative advantages in the industry sectors in which we operate.

Domestic and Export Sales

The following table sets forth our revenues derived from exports and domestic sales for the years indicated.

	Year ended December 31,
	2019	2018	2017
	(in millions of U.S. dollars)
Export Sales
Bleached pulp	$1,857	$2,402	$1,935
Unbleached pulp	298	410	285
Sawn timber	380	421	400
Remanufactured wood products	231	230	231
Plywood	169	215	197
Fiberboard panels	347	340	325
Other	27	22	10
Total export revenue	$3,308	$4,040	$3,383
Domestic Sales
Bleached pulp	$124	$135	$127
Unbleached pulp	17	8	9
Sawn timber	48	67	76
Remanufactured wood products	19	23	28
Plywood	36	40	41
Fiberboard panels	1,512	1,385	1,318
Logs	72	72	73
Chips	30	31	25
Electric power	74	87	94
Other	87	67	64
Total domestic revenue	$2,021	$1,915	$1,855
Revenue	$5,329	$5,955	$5,238

The following table sets forth a geographic market breakdown of our revenues for the years indicated.

	Year ended December 31
	2019	2018	2017
	(in millions of U.S. dollars)
Export Sales (1)
Asia	$1,720	$2,388	$1,898
North America	705	664	671
Europe	431	479	361
Central and South America	232	289	256
Other	220	220	197
Total export revenues	$3,308	$4,040	$3,383
Domestic Sales (2)
Asia	-	-	-
North America	1,003	812	796
Europe	-	-	-
Central and South America	1,018	1,103	1,060
Other	-	-	-
Total domestic revenues	$2,021	$1,915	$1,856
Revenue	$5,329	$5,955	$5,239

(1)     Export sales are sales in a country different from the country where the goods were produced

(2)     Domestic sales are sales in the same country where the goods were produced

Forestry Activity

Radiata pine grows at the fastest rates within a narrow band of latitude and under certain climatic conditions. One of Chile’s main advantages in the forestry industry is the short growing cycle of its radiata pine plantations. The fast growth rate of radiata pine trees in Chile allows harvesting of pulplogs and sawlogs approximately 16 to 18 years after planting and of high quality sawlogs approximately 25 years after planting. For most temperate softwood forests in the Northern Hemisphere this range is 18 to 45 years for pulplogs and 50 to 150 years for high quality sawn timber. Consequently, the Chilean forestry industry is a relatively low‑cost producer, since a Chilean producer generally requires less time and a smaller area to produce the same volume of pine as its North American or European competitors, who face lower forest growth rates and higher transportation and investment costs as a result of the larger tracts of forests necessary to produce equivalent yields of softwood. Accordingly, since the mid‑1970s, we have focused our forest management on the application of advanced genetic and silviculture techniques to increase productivity and the quality of our plantations.

Eucalyptus, which we began planting in 1989, grows well in the forest regions of Chile. Once planted, eucalyptus trees require no further forest management (other than fire control and weed reduction) until harvest. The average harvest cycle of eucalyptus plantations is approximately 12 years. Once harvested, eucalyptus can be replanted or regrown.

Throughout our history, we have demonstrated a continued commitment to the improvement of our forest management policies. We have adopted environmentally sensitive policies towards our holdings of native forests, which are protected and preserved in their entirety. Our products come from our established plantations only; we do not sell any products derived from our native forests. We conduct our forestry operations in accordance with current legislative and environmental sustainability standards. Certain of our subsidiaries have received various environmental certifications as of the date of this annual report. You can find more information about our certifications under the “sustainability” section of our website (https://www.arauco.cl/na/sostenibilidad/certificaciones/).

Forest Plantations

The information in this section refers to 100% of the plantations owned by Forestal Arauco S.A. (Chile), 80% of the plantations owned by Forestal Los Lagos S.A. (Chile), 100% of the plantations owned by Arauco Argentina (Argentina), 50% of the plantations we own in Uruguay through the Montes del Plata joint operation, 100% of the  plantations owned in Brazil by Arauco Forest Brasil, 80% of the plantations owned by Arauco Florestal Arapoti, 100% of the plantations owned by Mahal Empreendimentos e Participacoes S.A., 100% of the plantations owned by Novo Oeste Gestao de Ativo Florestais S.A. and 100% of plantations owned by Arauco Forest Brasil in the areas granted in usufruct by Florestal Vale do Corisco, unless otherwise mentioned.

As of December 31, 2019, our planted forests consisted of 64.3% radiata, taeda and elliottii pine and 33.6% eucalyptus. Radiata, taeda and elliottii pine have a rapid growth rate and a short harvest cycle compared to other commercial softwoods. These pine species are sufficiently versatile for both the production of forestry and timber and the production of long‑fiber pulp for sale to manufacturers of paper and packaging. Eucalyptus is used to produce short‑fiber pulp for sale to manufacturers of paper and tissue.

We seek to manage our forestry resources seeking to ensure that the annual growth of our forest is equal to or greater than the volume of resources harvested each year. In 2019, Arauco planted a total of 70,615 hectares and harvested a total of 54,805 hectares in Chile, Argentina, Brazil and Uruguay.

Our planted radiata pine forests are located in central and southern Chile, and most are located in close proximity to our major production facilities. As of December 31, 2019, our aggregate radiata pine holdings comprised 39.4% of all Chilean radiata pine plantations. As of December 31, 2019, we owned approximately 1.1 million hectares of land in Chile, of which 697 thousand hectares are forest plantations.

As of December 31, 2019, we owned approximately 264,707 hectares of forest and other land in Argentina, approximately 245,284 hectares of forest and other land in Brazil and approximately 131,138 hectares of forest and other land that Montes del Plata owns in Uruguay. Of the total land we own in Uruguay through Montes del Plata, 100% is planted with eucalyptus: dunnii (93.1%), globulus (0.5%), grandis (2.4%) and other species (4.0%).

Of the total land we own in Argentina, Brazil and Uruguay, approximately 164,209 hectares of land are planted with taeda pine and elliottii pine, both species of softwood that have a growth rate similar to that of radiata pine, and 156,453 hectares with eucalyptus. The balance includes plantations of other species of trees, land to be planted, protected areas and native forests.

The following table sets forth the number of hectares and types of uses of our land holdings and rights, as of December 31, 2019.

	As of December 31, 2019
	Total	Distribution
	(in hectares)	(percentage)
Pine plantations (1)
0‑5 years	198,335	11.3
6‑10 years	135,541	7.7
11‑15 years	144,128	8.2
16‑20 years	90,041	5.1
21+ years	99,024	5.6
Subtotal	667,070	37.9
Eucalyptus plantations (2)	348,880	19.8
Plantations of other species	22,156	1.3
Subtotal of Plantations	1,038,106	59.0
Land for plantations	97,240	5.5
Land for other uses (3)	622,840	35.4
Total (4)	1,758,186	100.0

________________

(1)      All years are calculated from the date of planting.

(2)      Approximately 81% of our eucalyptus plantations are less than 10 years old.

(3)      Includes roads, firebreaks, native forests and yards.

(4)      Includes 100% of the plantations owned by Forestal Arauco S.A. (Chile), 80% of the plantations owned by Forestal Los Lagos S.A. (Chile), 100% of the plantations owned by Arauco Argentina (Argentina), 50% of the plantations we own in Uruguay through the Montes del Plata joint operation, 100% of the plantations owned in Brazil by Arauco Forest Brasil, 80% of the plantations owned by Arauco Florestal Arapoti, 100% of the plantations owned by Mahal Empreendimentos e Participacoes S.A., 100% of the plantations owned by Novo Oeste Gestao de Ativo Florestais S.A. and 100% of plantations owned by Arauco Forest Brasil in the areas granted in usufruct by Florestal Vale do Corisco. Also includes 14,136 hectares for which we have the right to harvest but do not own the land, of which 13,831 hectares are in Chile, and 305 hectares are in Argentina.

Land Acquisition and Afforestation

Our total land assets have increased from fewer than 170,000 hectares in 1980 to 1,758,187 hectares as of December 31, 2019. In the five years ending December 31, 2019, we purchased 6,460 hectares of land, all of which were purchased in Chile. For more information regarding our material acquisitions, see “Item 4. Information on our Company—Description of the Business —History”.

We expect to acquire additional land if we have the possibility to do so at a desired price or location. There can be no assurance that we would be able to acquire land at a desired price or in a desired location.

We plan to continue our policy of supplementing our pulplog production with purchases from domestic third parties. We believe that this policy is economically efficient, given the significant quantities of pulplog available from third parties and our increasing proportion of sawlogs yielded from our plantations. We believe that the aggregate of our existing plantations, the land that we own which we intend to afforest and the volume that we purchase from third‑parties will be sufficient to satisfy our anticipated future demand for sawlogs and pulplogs.

Forest Management

For our pine plantations, our forestry management activities seek to increase sawlogs through advanced genetic techniques, planting and site preparation procedures, thinning and pruning. Managed forests can produce trees of larger diameter and, if pruned, a higher proportion of clear wood, which generally commands a higher price than knotted wood. Although some land is not suitable for the production of pruned logs, as of December 31, 2019, approximately 58.0% of our pine forests in Chile were conducive to clear wood production.

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

As of December 31, 2019, we had 8 nurseries in Chile, Argentina, Brazil and Uruguay (through Montes del Plata), in which we grow seedlings using seeds and cuttings from genetically selected trees. To achieve higher quality trees and an increased growth rate, we apply strict selection criteria to the trees from which seedlings are produced. We then plant the seedlings manually or mechanically. Depending upon the species of tree to be planted and the nutrient and physical characteristics of the soil, we may also undertake a certain amount of ground preparation before planting. Our other principal forest activities are thinning, pruning and harvesting.

Thinning, or cutting inferior trees from the plantation, occurs when commercially necessary. Thinned trees are used in pulp production or, depending on the quality of the land, as sawlogs. Commercial thinning occurs when trees are 8 to 14 years old and results in an average reduction of the number of trees per hectare from the original stocking of 1,000 and 1,333, depending on the productivity of the land, to approximately 700 in the first thinning (8 to 9 years) and to approximately 450 in the second thinning (12 to 14 years).

This high level of thinning benefits us for the following reasons:

•	the cost of planting is relatively low,

•	the higher number of young trees provide each other with natural protection from the elements, and

•	the high degree of selection that thinning makes possible leaves only the highest quality trees to be harvested.

Pruning involves removing branches, the source of knots, which are the main defect in sawn timber. Pruning results in a high‑quality clear wood saw log of 5.8 meters from each tree, and is conducted three times:

•	when trees are five to seven years old,

•	one year later, when trees are six to eight years old, and

•	one year later, when trees are seven to nine years old.

Our eucalyptus plantations are neither thinned nor pruned.

Harvesting timber involves felling trees, removing branches from the logs, cutting the logs into appropriate sections and loading the logs onto trucks for transport to sawmills, panel mills or pulp mills. We use the lower section of the radiata pine, comprising the first 7 to 12 meters, in sawmills and plywood mills. We use the mid‑section of the radiata pine, comprising, on average, the next 8 to 13 meters, in either sawmills or pulp mills, depending on the diameter and quality of the pine. We use the top section of the tree for pulp, MDF and MDP production.

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

	2019	2018	2017
	(in hectares)
Thinning	26,071	10,358	5,553
Pruning	30,075	36,172	32,869
Harvesting	28,340	36,267	38,932

We manage our forest activities, but we hire independent contractors to perform the bulk of our operations, including planting, maintenance, thinning, pruning, harvesting, transportation and access road construction. As of December 31, 2019, we had arrangements with more than 231 independent contractors that employed over 14,062 workers in Chile. Many of these contractors have long‑standing relationships with us, but we award the majority of contracts based on competitive bids. We believe that our arrangements with independent contractors provide greater flexibility and efficiency than performing these activities directly.

Our plantations are interspersed with native forests and farmland, and, as a result, they are naturally protected against the spread of certain pests and diseases. In addition, we have strategies to protect our forests from phytosanitary threats. In recent years, radiata pine plantations in Chile have been affected by two main problems: 1) the insect Sirex noctilio, a wasp which attacks and kills stressed trees, and 2) the fungus Fusarium circinatum which causes plant mortality during the first year after planting. To mitigate the effects of the Sirex noctilio, we have implemented a biological control program under which we have released into the affected forests natural enemies of the Sirex noctilio, including the nematode, the Beddingia siricidicola and the parasitoid Ibalia leucospoide. To reduce damage by Fusarium circinatum, we identified the main sources of the fungus inoculum in the nursery and implemented a new protocol to manage the disease and reduce plant mortality. For more information regarding certain risks to our forests presented by disease, see “Item 3. Key Information—Risk Factors—Risks Relating to the Company—Disease or fire could affect our forests and manufacturing processes and, in turn, adversely affect our business, financial condition, results of operation and cash flows.”

We operate an extensive fire control system to minimize fire damage to our forests. The operation consists primarily of a system of automated spotter towers, cameras and drones from which information regarding direction of any fire observed is sent to a central command post, manned 24 hours a day during the summer months, where the fire’s exact location is determined, and an appropriate ground and/or aerial response is formulated. The focus of this operation is to detect the fires as soon as possible and to reach the location in less than 20 minutes in order to prevent fires from spreading. Also, when feasible, we work in firefighting activities with authorities, other fire control organizations and local communities. During the years 2015 and 2016, this system limited fire damage to our forests to an average of 3,907 hectares of the plantations per year. Notwithstanding such system, during January and February 2017, large forest fires affected our plantations in the Maule and Bio Bio Regions in southern Chile. About 72,500 hectares of our forest plantations were damaged, and our El Cruce Sawmill was destroyed as a result of these fires.

During the 2015-2016 forest fire season in Chile, fires that affected our forest plantations destroyed 618 hectares. During the 2016-2017 forest fire season in Chile, approximately 82,040 hectares of our forest plantations were affected. During the 2017-2018 forest fire season in Chile, approximately 587 hectares of our forest plantations were affected by forest fires. In the 2018-2019 season, approximately 1,347 hectares of our forest plantations were affected by forest fires. During the 2019-2020 season, approximately 2,304 hectares of our forest plantations were affected by forest fires.

Forest Production

We harvested 20.8 million cubic meters of logs during the year ended December 31, 2019, consisting of 8.9 million cubic meters of sawlogs, 6.7 million cubic meters of pine pulplogs and 5.2 million cubic meters of eucalyptus pulplogs and other logs. During 2019, our sawmills and panel mills used 7.1 million cubic meters of sawlogs. We also sold 1.6 million cubic meters of sawlogs to unaffiliated domestic sawmills during 2019.

A log merchandising facility located at the same site as our Horcones I and Horcones II sawmills (Chile) optimizes, cuts and classifies wood destined for our plywood facility, sawmills or pulp mills with an annual processing capacity of 2.0 million cubic meters of logs per year. The Nueva Aldea complex (Chile) also includes a log merchandising facility, with an annual processing capacity of 2.6 million cubic meters of logs per year.

Our forests are subject to various risks, including disease or fire. The forest plantations affected by the fires had insurance coverage, with their corresponding deductibles and limits.

During the 2018-2019 forest fire season in Chile, the number of wildfires was 25% higher than 2017-2018, and consumed approximately 1,347 hectares of our forest plantations, representing a 129% increase over the preceding season. Nevertheless, that figure is well below the burned surface area in the 2016-2017 season: the burned surface in 2018-2019 only represents 1.8% of the hectares burned in 2016-2017 season. The affected forest plantations had a fair value of approximately U.S.$5.0 million representing approximately 0.135% of the fair value of our total forest plantations and approximately 0.032% of our total assets, in each case under IFRS.

Pulp

We believe that we were Chile’s largest producer of bleached and unbleached softwood market pulp in terms of production in 2019. For the year ended December 31, 2019, our worldwide pulp sales were U.S.$2.4 billion, representing 43.1% of our total revenues for such year.

Pulp obtained from wood fibers is mainly used in the manufacture of printing and writing paper, hygienic and sanitary paper, board and packaging. Whether a specific kind of pulp is suitable for a particular end-use depends not only on the type of wood but also on the process used to transform the wood into pulp. Pulp made from softwoods, such as radiata pine, has long fibers and it is used to provide strength to paper products. Bleached hardwood pulp is used primarily for printing and writing papers and for tissue. Unbleached pulp is used primarily for linerboard (a packaging material). Pulp made from hardwoods, such as eucalyptus, has short fibers and is used in combination with long fiber in manufacturing paper products.

We use a chemical process, known as the kraft process, in our pulp mills in Chile, Argentina and Uruguay. The raw wood is in the form of pulplogs and chips, which are used in the production process to produce pulp. The pulplogs are first debarked and chipped. The chips are then screened, mixed and cooked with chemicals to separate the bulk of the lignin from the wood fibers. After the material is screened and washed, it is then passed to high‑density tanks. For bleached pulp, the next step is a bleaching process using chemicals, primarily chlorine dioxide. At all of our pulp mills, the bleaching process is preceded by an oxygen delignification stage. Then, the fibers are subject to a final stage where a sheet is formed and subsequently dried and baled to be transported to customers. The lignin and bark produced during this process are used as fuel in the boilers to produce steam, providing heat and generating electricity for the mill. Our bleached pulp is bleached to a 90+ brightness level, as measured by the ISO test procedure, which is one of the industry’s measurement methods.

Pulp Mills

As of December 31, 2019, we owned and operated five pulp mills in Chile, one in Argentina, and jointly owned and operated one in Uruguay with Stora Enso, with an aggregate installed annual production capacity of approximately 4.0 million tonnes. This figure includes 50% of our Montes del Plata joint operation in Uruguay. Our six pulp mills, together with the 50% volume we include from our interest in the Montes del Plata mill, produced 3.3 million tonnes of bleached pulp and 0.5 million tonnes of unbleached pulp in 2019.

All our pulp mills in Chile, the Puerto Esperanza pulp mill in Argentina and the Montes del Plata mill in Uruguay are certified under international standards. You can find more information about our certifications under the “sustainability” section of our website (https://www.arauco.cl/na/sostenibilidad/certificaciones).

The following table sets out bleached and unbleached kraft pulp production by plant for each of the years indicated.

	Year ended December 31,
	2019	2018	2017	2016	2015
	(in thousands of tonnes)
Chile
Arauco Mill
Arauco I (bleached)	262	271	264	258	268
Arauco II (bleached)	496	451	456	475	474
Arauco II (unbleached)	-	32	21	-	-
Valdivia Mill (bleached)	491	548	550	550	549
Constitución Mill (unbleached)	311	318	270	278	303
Nueva Aldea Mill (bleached)	1,022	1,033	992	999	935
Licancel Mill (unbleached)	142	158	144	152	152
Subtotal	2,725	2,811	2,697	2,712	2,681
Argentina
Puerto Esperanza Mill (bleached)	304	326	310	341	314
Uruguay
Montes del Plata (bleached ‑ 50%)	693	654	688	643	608
Total	3,721	3,791	3,695	3,696	3,603

__________________

The following is a description of each of our pulp mills in Chile, Argentina and Uruguay.

Chile

Arauco I. Arauco I or Line 1, which began operations in 1972, is located at the Arauco Mill in the heart of a group of our radiata pine plantations in the Eighth Region of Chile. Arauco I produces elementary chlorine‑free pulp, which does not use chlorine gas. Elementary chlorine‑free pulp is also produced by most of our competitors in each of the world’s major pulp producing regions. The installed annual production capacity of Arauco I is approximately 290,000 tonnes of bleached hardwood kraft pulp.

Arauco II. Also located at the Arauco Mill, Arauco II was completed in 1991. Arauco II’s pulping process is generally the same as that of Arauco I, but it includes technological improvements in its production process and environmental design. Arauco II is also equipped to produce elementary chlorine‑free pulp. The installed annual production capacity of Arauco II is approximately 510,000 tonnes. Although the mill mainly produces bleached softwood kraft pulp, it could also produce unbleached softwood kraft pulp.

On July 24, 2018, the MAPA project was approved by our board of directors. The MAPA project contemplates an estimated investment of approximately U.S.$2,350 million and is to be located at the commune and province of Arauco, in the Bio Bio Region, Chile. The project consists of the construction and start-up of a new production line of 1,560,000 annual tonnes of bleached hardwood kraft pulp (Line 3). Line 1 of the Arauco Mill will cease its operations once Line 3 comes online. Once completed, this project is expected to increase the net production of the Arauco Mill by approximately 1,270,000 tonnes of pulp, reaching a total production capacity of approximately 2,100,000 annual tonnes. We commenced construction of this project in February 2019 and seek to complete it during the second quarter of 2021.

Constitución Mill. The Constitución Mill is located in the heart of a group of our radiata pine forests in the Maule Region, Chile. As of December 31, 2019, the Constitución Mill was the largest unbleached softwood market pulp mill in the world, with an installed annual production capacity of approximately 355,000 tonnes. The unbleached pulp produced in this mill does not use any chlorine in its production process.

Licancel Mill. We acquired the Licancel Mill in September 1999. It is located in Licantén, which is 250 kilometers south of Santiago. Investments made during 2018 increased the mill’s installed annual production capacity from approximately 155,000 tonnes to 160,000 tonnes of unbleached softwood kraft pulp.

Valdivia Mill. The Valdivia Mill commenced operations in February 2004. The Valdivia Mill is located in the Fourteenth Region of Chile, an area with significant radiata pine and eucalyptus plantations. The Valdivia Mill has an installed annual production capacity of approximately 550,000 tonnes of bleached pulp, consisting of softwood and hardwood pulp. The Valdivia Mill is equipped to produce elementary chlorine‑free pulp.

In February 2015, the Environmental Assessment Service (SEA) unanimously approved the Environmental Impact Statement submitted by Arauco in order to move forward with the dissolving pulp project being developed at Valdivia Pulp Mill. This initiative, which requires a U.S.$195 million (as revised in 2019) investment, will allow Arauco to be the first company in Chile to produce this type of pulp, in addition to creating a value‑added product and diversifying its supply to the market. Dissolving pulp is mainly used in the manufacture of viscose, which is known for its softness, shine, purity and high water absorption, making it suitable for use in the production of fabric medical items and personal care items, specifically clothing. Unlike synthetic fibers that are mostly produced from oil-based sources, dissolving pulp is natural and renewable. In addition, this project is expected to increase the facility’s power generation by approximately 15 megawatts, or MW, in comparison with the power generation during bleached hardwood kraft pulp campaign. In July 2017, the project was approved by the authorities and in September 2017, the board of directors of Arauco unanimously approved the project, which has started its construction phase in the fourth quarter of 2017. Construction of this project was completed at the end of 2019, and the mill is expected to start to produce dissolving pulp during the second quarter of 2020.

Nueva Aldea Mill. Located in the Eighth Region of Chile, this mill was completed in 2006, and after certain investments made during 2018, it increased its production capacity from 1,027,000 tonnes per year to 1,040,000 tonnes per year, half of which is dedicated to the production of bleached softwood kraft pulp and the other half of which is dedicated to the production of bleached hardwood kraft pulp. The Nueva Aldea Mill is equipped to produce elementary chlorine‑free pulp.

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

Regarding our Montes del Plata mill in Uruguay, during 2017 and 2019 we made some operational improvements that led to an increase in the annual capacity of the mill, reaching approximately 1.42 million tonnes from 1.3 million tonnes. Of the total annual capacity of the mill we own the 50% due to the joint operation we had with Stora Enso, which correspond approximately to 710 thousand tonnes of annual capacity.

Production Costs

Based on information published by Hawkins Wright Ltd., we believe that in 2019 our total delivered cash cost for bleached softwood kraft pulp produced in Chile and delivered to China was lower than the average total delivered cash cost for such softwood pulp produced in certain other regions and delivered to China, particularly with respect to transportation to China.

The following table sets forth (i) our cash costs for the production in Chile of bleached softwood kraft pulp and (ii) based on information published by Hawkins Wright Ltd., the estimated average cash costs for bleached softwood kraft pulp produced in the  other regions.

	Cash Production Costs of Bleached Softwood Kraft Pulp by Region
	Arauco(1)	British Columbia Coast	West Canada Interior	United States	Sweden	Finland
	(in U.S.$ per tonne)
Wood	199	280	234	189	271	295
Chemicals	57	64	64	69	53	61
Labor and other cash costs(2)	124	176	193	200	114	91
Operating costs	380	520	491	458	438	447
Transportation(3)	33	48	87	49	57	70
Marketing and sales	3	7	13	15	6	9
Total delivered cash cost	416	575	591	522	501	526

_______________

Source: Arauco and Hawkins Wright Ltd. (“The Outlook for Paper Grade Pulp Demand, Supply, Cost and Prices”, December 2019)

(1)      Includes only cash costs for Arauco’s bleached softwood kraft pulp produced in Chile.

(2)      Other cash costs includes energy, maintenance costs and other mill costs.

(3)      Includes transportation cost only for bleached softwood kraft pulp delivered to China (and not other markets).

Sales

Estimated installed bleached kraft pulp capacity worldwide for the year ended December 31, 2019 equaled 66.4 million tonnes. Based on information published by Hawkins Wright Ltd., we believe that our production capacity represented approximately 5.0% of this market in 2019. During the same year, we exported 98.0% of our bleached pulp (in terms of tonnes sold), principally to customers in Asia and Western Europe.

Integrated manufacturers dominate the world production of unbleached softwood pulp, as opposed to non‑integrated companies like us that sell market pulp. “Market pulp” is pulp sold to manufacturers of paper products, as opposed to pulp produced by an integrated paper producer for use in its own paper production facilities. With a worldwide installed capacity of unbleached softwood kraft pulp of 2.5 million tonnes for 2019, according to Hawkins Wright Ltd., we are the world’s largest single producer of unbleached softwood market pulp, in terms of production capacity, with 19.6% of the total market in 2019. During the same year, 97.9% of our total unbleached market pulp sales (in terms of tonnes sold) consisted of export sales. While for the last seven years Asia has been our principal export market for unbleached market pulp, we continually seek niche markets for our products in Western Europe and the United States.

The following table sets forth, by region, our sales volume of bleached and unbleached pulp for the years indicated.

	For the Year Ended December 31,
	2019	2018	2017
	(in tonnes)
Bleached Pulp
Asia and Oceania	2,302,046	2,289,694	2,311,090
Europe	653,459	597,116	547,012
North and South America	313,744	301,226	335,251
Other	1,634	532	134,422
Total	3,270,883	3,188,568	3,327,775
Unbleached Pulp
Asia and Oceania	391,011	407,659	338,648
North and South America	81,353	81,600	88,425
Europe	1,101	1,186	2,073
Other	2,067	3,729	15,948
Total	475,532	494,174	445,094

While there are many grades and varieties, pulp is a commodity that is marketed primarily based on price and service. In marketing our pulp, we seek to establish long‑term relationships with non‑integrated end users of pulp by providing a competitively priced, high‑quality, consistent product and excellent service. The quality of our pulp derives from the high standards of production that we maintain at our mills and our use of a single species of tree, in contrast to pulp producers in some of the world’s major softwood pulp producing regions that mix different species, depending on availability and seasonality. Our bleached pulp is marketed under the brand names “Arauco” and “Arauco Argentina” and our unbleached pulp is marketed under the brand name “Celco.” The 50% share of the pulp produced from Montes del Plata is marketed under the brand name “Arauco.”

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

The following table sets forth our average bleached and unbleached pine pulp prices per tonne for each quarter, of the years indicated.

	2019	2018	2017
	(U.S.$ per tonne)
Bleached Pulp
1Q	682	784	565
2Q	663	804	620
3Q	562	808	633
4Q	529	773	730
Unbleached Pulp
1Q	733	847	596
2Q	702	873	664
3Q	577	876	660
4Q	536	864	768

In accordance with customary pulp market practice, we do not have long‑term sales contracts with our customers (except for a few limited cases); rather, we maintain long‑standing relationships with our customers with whom we periodically reach agreements on specific volumes and prices. We have a diversified customer base located throughout the world and totaling, as of December 31, 2019, more than 231 customers. As of December 31, 2019, we employed 10 sales agents to represent us in more than 38 countries. We manage this worldwide sales network from our headquarters in Chile.

Wood Products

We produce panels (fiberboard and particleboard), sawn timber (green, kiln‑dried lumber and flitches), remanufactured wood products and plywood. For the year ended December 31, 2019, sales of wood products totaled U.S.$2.7 billion, representing 51.5% of our total revenues. We sell our wood products primarily to customers in North America, Central and South America and Asia and Oceania.

The following table sets forth our wood products sales to unaffiliated third parties for each of the years indicated.

	Year ended December 31,
	2019	2018	2017	2016	2015
	(in thousands of cubic meters)
Panels	5,908	5,410	4,866	4,754	4,915
Sawn timber	1,811	1,825	1,893	2,022	2,079
Remanufactured wood products	443	438	445	442	422
Plywood	494	532	567	564	594
Total	8,656	8,205	7,771	7,782	8,010

As of December 31, 2019, we owned and operated two panel mills, seven sawmills and two plywood mills in Chile; two panel mills and one sawmill in Argentina; four panel mills in Brazil; two panel mills in Mexico, seven panel mills and one MDF moulding mill in the United States and two panel mills in Canada. Our total aggregate installed annual production capacity as of December 31, 2019 was approximately 8.5 million cubic meters. We operate our sawmills in coordination with our forestry and sales operations, since our sawn timber is generally produced in accordance with customer specifications. As of December 31, 2019, we also owned five remanufacturing facilities—four in Chile and one in Argentina—that reprocess sawn timber into remanufactured wood products, such as moldings, jams and pre‑cut pieces that end users require for doors, furniture and door and window frames. These facilities produced 384,197 cubic meters of remanufactured wood products in 2019.

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

On January 31, 2019, our subsidiaries Arauco Internacional and AraucoMex, S.A. de C.V., acquired the shares of Masisa’s Mexican Subsidiaries. See “Item 4. Information on our Company—Description of Business—History.”

On September 1, 2019, our subsidiary Arauco North America Inc., acquired the shares of Prime-Line Inc. See “Item 4. Information on our Company—Description of Business—History.”

Our wood products mills in Chile, North America, Argentina, Brazil and Mexico are certified under international standards. You can find more information about our certifications under the “sustainability” section of our website (https://www.arauco.cl/na/sostenibilidad/certificaciones/).

Chile

Teno Mill. This mill, which began production on July 4, 2012, has an installed annual production capacity of 300,000 cubic meters of PBO and 240,000 cubic meters of melamine laminate panels. The complex has a continuous PBO panel production line, two laminated panel production lines and one impregnation line. In 2018, Teno mill started its production capacity increase project through the Teno 340 project, to increase the PBO annual installed capacity up to 340,000 cubic meters. The Teno 340 project came into operation during the first quarter of 2020.

Trupán‑Cholguán Mill. This mill has an installed annual production capacity of approximately 575,000 cubic meters of panels and 40,000 cubic meters of melamine panels. It has three production lines, one of which produces HB with an annual capacity of 60,000 cubic meters and the other two of which produce MDF with an annual production capacity of 165,000 and 350,000 cubic meters, respectively. The HB line was shut down in April 2019.

Arauco Mill. This mill has an installed annual production capacity of approximately 350,000 cubic meters of plywood panels. It has two production lines with respective production capacities of 140,000 and 210,000 cubic meters.

Nueva Aldea Plywood Mill. This mill was built on the same site as the original mill, which was destroyed as a result of the 2011 wildfires in the Bio‑Bio Region of Chile. The new Nueva Aldea Mill started operating on December 18, 2013. It has an annual production capacity of 360,000 cubic meters of plywood panels.

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

Horcones II Sawmill. The annual production capacity of this mill is approximately 300,000 cubic meters of lumber. It also has drying facilities with an installed annual capacity of approximately 170,000 cubic meters.

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

México

Durango Mill. This mill includes two PBO production lines with an annual installed capacity of 155,000 cubic meters; one MDF production line with a current annual installed capacity of 250,000 cubic meters and four melamine lines with an annual installed capacity of 210,000 cubic meters. The Durango mill was acquired in January 2019.

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

Eugene Mill. This mill located in Oregon has an installed annual production capacity of approximately 154,000 cubic meters of MDF. We expect to shut down the operation of this mill in May 2020.

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

Moncure Mill. This facility located in North Carolina includes an MDF production line with an annual production capacity of 285,000 cubic meters, a PBO production line with an annual production capacity of 262,000 cubic meters and two melamine lamination production lines with a combined annual production capacity of 150,000 cubic meters. In April 2020, we expect to close the PBO production line, and to integrate the MDF line with a MDF moulding line.

Grayling Mill. This facility is located in Michigan and includes one production line with an annual installed production capacity of 800,000 cubic meters of PBO and two melamine lamination production lines with a combined annual production capacity of 250,000 cubic meters. Construction of this facility commenced in 2017, and its operations commenced in April 2019. On January 30, 2020, our Grayling mill suffered a fire; no injuries or deaths occurred. This led to an unplanned maintenance stoppage. As of the date of this annual report, the Grayling mill is back in operation.

Panolam Mill. This facility is located in Oregon and includes two thermally fused lamination lines with an annual installed production capacity of 75,000 cubic meters of melamine. It was acquired in July 2018.

Primeline Mill. This facility is located in Arkansas and includes three MDF moulding production lines with an annual installed production capacity of 135,000 cubic meters. It was acquired in September 2019.

Canada

Sault Sainte Marie Mill. This mill located in Ontario has an installed annual production capacity of approximately 310,000 cubic meters of MDF and 115,000 cubic meters of melamine lamination.

St. Stephen Mill. This mill located in New Brunswick has an installed annual production capacity of approximately 376,000 cubic meters of panels distributed between two production lines with a production capacity of 216,000 cubic meters of PBO and 160,000 cubic meters of thin HDF, in addition to a melamine lamination capacity of 255,000 cubic meters, paint/print and décor paper lines and with an on‑site resin facility. During the last quarter of 2019, this mill shut down its particleboard manufacturing operations.

Sonae Arauco

Sonae Arauco, of which we own 50%, produces, together with its subsidiaries, market wood panels, of the OSB, MDF and PBO type, and sawn timber through the operation of: (i) two panel plants and one sawmill in Spain; (ii) two panel plants and one resin plant in Portugal; (iii) four panel plants and one impregnation of melamine papers plant in Germany, (iv) and two panel mills in South Africa (one of them is currently shut down). In the aggregate, the production capacity of Sonae Arauco is approximately 516,000 cubic meters of OSB, 1,482,000 cubic meters of MDF, 2,330,000 cubic meters of particleboards and 50,000 cubic meters of sawn timber.

Forestry Products

Our forestry products are mainly sawlogs, pulplogs,  chips and others. As a result of our forest management policies and the increasing maturity of our plantations, our plantations are yielding increasing volumes of forestry products, particularly clear wood. As the volume of clear wood has grown, we have broadened our range of forestry products. For the year ended December 31, 2019, sales of forestry products were U.S.$128.7 million, representing 2.4% of our revenues for such year.

The following table sets forth, by category, forestry product sales to unaffiliated third parties for each of the years indicated.

	Year ended December 31,
	2019	2018	2017	2016	2015
	(in thousands of cubic meters)
Sawlogs	1,815	1,794	1,608	1,328	1,793
Pulplogs	762	746	616	459	591
Chips	361	546	443	366	278
Others	1,229	-	-	-	-

Energy and Sustainable Development

We utilize renewable fuels such as forest biomass sub‑products in power plants that cogenerate the steam and electricity required for our manufacturing operations, thus contributing to reducing greenhouse emissions. Biomass co‑generation allows for a high thermal efficiency, approaching 80% in some cases. In addition to meeting our own energy needs, in Chile we generate a significant amount of surplus power, which we deliver to the SEN, which distributes electrical power throughout the Central and Southern Regions of Chile. In Uruguay, biomass sub‑products from our Montes del Plata Mill also cogenerate the steam and electricity to meet our energy needs, and surplus power is delivered to the Uruguayan power grid.

The following table sets forth, by country and mill, our energy producing facilities and their annual installed capacities, maximum generation, average consumption and surplus power as of December 31, 2019:

Country/Mill	Installed Capacity (MW)	Maximum Generation (MW)	Average Consumption (MW)	Surplus power delivered to Power Grid (MW)
Chile:
Arauco	127	105	81	24
Constitución	40	30	22	8
Cholguán	29	28	15	13
Licancel	29	20	14	6
Valdivia	140	115	54	61
Horcones (gas/diesel)	24	24	-	24
Nueva Aldea I	30	28	14	14
Nueva Aldea II (diesel)	10	N.A.	-	10
Nueva Aldea III	136	100	63	37
Bioenergía Viñales	41	31	9	22
Total Chile	606	481	272	219
Uruguay:
Montes del Plata (1)	91	90	39	50
Total Uruguay	91	90	39	50
Argentina:
Piray	40	36	28	8
Puerto Esperanza	42	35	35	-
Total Argentina	82	71	63	8
Total	779	642	374	277

(1)       Considers 50% of joint operation Montes del Plata

As of December 31, 2019, we had registered five co‑generation power plants in Chile as greenhouse emission reduction project activities under the Clean Development Mechanism (CDM) of the Kyoto Protocol. Three of them were registered during 2006, Trupán, Nueva Aldea (first phase) and Nueva Aldea (second phase); a fourth plant was registered in 2009, the Valdivia biomass power plant; and the fifth one was registered in January 2011, the Horcones power plant expansion project. Each of these power plants generates electricity through forestry biomass (forestry and wood industrial sub‑products, including the wood pulp by‑product called “black liquor”), which is a renewable carbon‑neutral fuel that allows the facilities to decrease their reliance on fossil‑fuel intensive grid electricity.

We were the first Chilean forestry company to issue Certificates of Emission Reductions (CERs or carbon credits) through the CDM of the Kyoto Protocol in Chile. From 2007 to December 31, 2019, we had contributed 8.02% of total carbon credits in the energy generation from residual biomass projects portfolio registered worldwide in accordance with the CDM standard. This represents a net issuance of 4.31 million CERs with our CDM projects.

During the period from 2007 through 2019, we have sold 2.98 million CERs in the aggregate, mainly to European companies subject to compliance obligations under the European Trading Scheme (ETS) and to global companies who aim to compensate their emissions in the voluntary market. The following table presents the total amount of CERs issued and sold by us for each of the years indicated:

	Year ended December 31
	2019	2018	2017	2016	2015	2014	2013‑2007
CERs issued (net of the commission paid to United Nations Framework Convention on Climate Change, or UNFCCC)	109,842	247,588	457,309	109,844	827,971	403,317	2.15 million
CERs sold or donated	-	658,512	1,095,780	561,619	1,375	42,567	1.04 million

In 2015, we entered into a long‑term sale agreement with Vattenfall Energy Trading Netherlands N.V., pursuant to which Arauco agreed to sell all its CERs generated between 2013 and 2020 to Vattenfall. This agreement provides for the sale of our carbon credits in the European compliance market, which is the largest carbon credit market currently in operation. In 2019, Arauco did not sell CERs to Vattenfall Energy Trading Netherlands N.V. under the long-term agreement.

The Viñales biomass power plant, which began operations on May 17, 2012, reached its maximum production capacity on August 29, 2012. The power plant is located alongside the Viñales sawmill, in Chile’s Seventh Region. The plant includes a biomass‑fueled power boiler with capacity to produce 210 tonnes of steam per hour and a 41 Megawatt extraction‑condensing turbo generator. This power plant was also developed as an emission reduction project initiative by Arauco. On January 27, 2013, the Viñales emission reduction project activity was successfully registered as a greenhouse gas emission reduction project activity under the voluntary carbon standard: Verified Carbon Standard (VCS). Between 2017 and 2019 this project issued a volume of 602,886 Verified Carbon Units (VCUs).

During January 2013, the biomass cogeneration power plant located in the Montes del Plata pulp mill facility in Uruguay was successfully registered as a CDM project activity. This was the eleventh CDM project registered in Uruguay. This project activity is expected to generate an average of 124,000 CERs per year, during its first 7‑year crediting period. On April 26, 2018, the first issuance of CERs was accomplished by generating 66,006 CERs with the Punta Pereira biomass power plant project.

Sustainability

Sustainability Strategy

We are committed to promoting an economy based on renewable resources and to developing products that improve the lives of millions of persons around the globe as a result of our sustainable management of renewable assets. We aim to maximize the value of our forestry assets through growth based on generating economies of scale and competitive advantages that are sustainable over time. Through science, technology and innovation, we seek to unlock the full value of our plantations in accordance with rigorous management standards to ensure constant improvement in our environmental performance and a manner that promotes the health, safety and development of our personnel and neighboring communities.

Persons of Excellence

A key part of our sustainability strategy is having people of excellence, because they provide us with a distinctive organizational culture that enables us to embrace future challenges and achieve results sustainably.  We focus on attracting, training and retaining a talented and inclusive team of persons who share our values to place the safety of people first, to respect and protect the environment and local communities we depend on, to value teamwork and the ability to reconcile different points of view to achieve a common objective, and to question the present and challenge the future, daring to take risks and innovate.

Occupational Health and Safety

We believe that our people represent the heart of our company. Accordingly, the safety and health of our employees and collaborators is one of our highest priorities. Our risk management model promotes a safety culture based on the value of people and teamwork and is designed to foster conditions for work that is both safe and productive.  Our employees are affirmatively encouraged to be part of safety teams and assume prominent roles not only in their own safety but also in the safety of others.

We strive to ensure sanitary and healthy workplace conditions for our workers to enhance their high performance at work, promote illness-free operations and encourage a healthy lifestyle. Prevention of occupational diseases lies in the proper implementation of two key processes. The first is environmental surveillance, focused on identification, evaluation and control of risks that our workers might be exposed to. The second is medical surveillance, focused on prevention and early detection of illnesses in subclinical or pre-symptomatic phases, so we can adopt the necessary measures to mitigate or reverse the progress of any such illness.

Initiatives to enhance the health and safety of our personnel include the following:

o	We train our workers to understand the risks they may be exposed to as well as measures available to mitigate the risk of occupational illness. Our workers potentially exposed to risk of occupational illness are required to have periodic medical examinations, and workers who work at heights, in confined spaces or operate mobile equipment are required to have periodic medical examinations to determine their fitness to perform such tasks.

o	Our Healthy Life (Cultura Sana) program in Chile has the purpose to enhance the health and overall wellness of our personnel by promoting the benefits of the following five core principles: (i) a healthy workplace environment, (ii) good nutrition, (iii) an alcohol and drug-free workplace, (iv) regular exercise and physical activity and (v) dedication to family.

o	We have programs in Brazil to protect our workers from high levels of noise and to provide respiratory protection, as well as an ergonomics program and vaccination control, and programs for our workers in Argentina providing regular flu vaccines.

o	During 2019 we started the implementation of a company-wide Alcohol and Drug Policy that focuses on prevention of alcohol abuse and drug consumption and provides rehabilitation for those workers requiring assistance. This policy also includes early detection control mechanisms. We expect that this Policy will be implemented in all countries in which we have industrial operations during 2020.

Community and Social Development

We seek to be a virtuous actor in the communities we are a part of and an active agent in their economic and social development.  We are committed to the United Nations’ Sustainable Development Goals and believe that the development and wellbeing of our local communities is essential to the sustainability of our business. Through a model of dialogue and participation, we engage actively with local communities and implement a range of social and community programs that promote collaboration and common interests including, among others, the following:

o	For over thirty years our Educational Foundation (Fundación Educacional Arauco) in Chile has contributed to the widespread improvement of the quality of local education by strengthening the core competencies and teaching skills of school principals and teachers in hundreds of schools serving thousands of young students.

o	Our Water Supply Challenge (Desafío Agua) program in Chile promotes improved community hygiene and sanitation by providing equipment and infrastructure to rural communities and schools to improve their access to reliable sources of clean water for human consumption.

o	We promote access to affordable housing through our Housing Program (Programa Vivienda) in Chile by counseling our employees, suppliers and their families in applying for public housing subsidies and by assisting them in finding and evaluating adequate housing. Since its inception, our Programa Vivienda program has supported the construction of more than 1,700 new housing units to the program’s beneficiaries.

o	Our Program for the Adoption of an Angel in North America is organized in collaboration with The Salvation Army and is dedicated to the collection and distribution of holiday gifts to underprivileged children and needy senior citizens.

o	Our Environmental Education program (Educación Ambiental Arauco) focuses on schools in communities in Brazil where we have presence and promotes values, knowledge and awareness regarding the importance of environmental conservation and sustainable forestry practices.

Responsible Management of our Forestry and Other Renewable Assets

We base our business on the production and management of renewable forest resources and taking care of the environment and our natural resources is very important. The planning of our forest cycle is complemental and consistent with our operational activities, selling wood products and supplying our industrial mills.

Carbon Footprint

We believe that responsible management of forests and plantations can be a meaningful solution to address urgent challenges presented by climate change. Responsible forest management can reduce the deforestation and degradation of natural forests and mitigate global CO2 emissions. As a result, in 2019 we announced our commitment to certificate our carbon neutrality by 2020, which constitutes a concrete step towards facing challenges presented by climate change and positions us to be the first forestry company to achieve this important goal. We are also committed to adhering to the Science Based Targets, a worldwide initiative that encourages companies to make efforts to decrease their greenhouse gas emissions in accordance with targets determined by the latest climate science to be needed to meet the goals of the 2015 Paris Agreement among signatory nations.

Preservation of Native Forests

A part of our forestry assets consists of native forests, and we are committed to their preservation and restoration. We manage our native forests in accordance with scientific research and conservation strategies developed in close collaboration with governmental authorities, local communities and environmental organizations. We manage some of our native forests as parks open to the public and others as High Conservation Value Areas (“HCVA”) or strictly protected areas.

We continue to implement an ambitious, long-term program to restore approximately 25,000 hectares of native forests in Chile. The areas targeted for restoration include large areas of plantations which are going to be restored with native vegetation and other areas of native forests damaged by forest fires. In selecting sites for restoration, we make a special effort to identify those whose restoration will provide not only environmental but also social benefits.

Special Protected Areas

In addition to native forests, our forestry assets also include sites of such special environmental, social and cultural significance that they have been designated as HVCAs. We consult actively with local communities and specialists in order to identify HVCAs of particular social significance. Our designation allows these sites to be specifically identified, maintained and improved in a manner that enhances their biological, ecosystemic and cultural attributes.

Monitoring Biodiversity and Protecting Ecosystems

We believe that forests are more than wood and fiber. They are a critical part of a larger ecosystem which we try to protect, maintain and enhance. One of the main challenges of our business is to maintain and enhance biodiversity in our forests. To do so, we apply a Biodiversity and Ecosystem Services Policy that emphasizes constant assessment and management of the effects of our operations on biodiversity and other ecosystems. We make a constant effort to conduct research programs to identify biodiversity elements (species, ecosystems, wetlands, etc.) and to prepare management protocols and monitoring plans emphasizing threat control. Many of the most significant areas in terms of biodiversity are designated as HCVAs.

Management of Water Resources

Water is an essential element for the life of plants, animals and humans. That is why the increase in consumption in a context of climate change has generated growing awareness of the importance of managing water in a sustainable manner. Its decreasing availability has imposed on us the challenge to improve water management, infrastructure and uses, aiming to guarantee its availability in enough quality and quantity.

From an industrial point of view, continuous improvement and efficient use of water is an important goal for us. In this regard, among others, we monitor water availability in the facilities where we draw water from; and we look to implement diverse initiatives aimed at optimizing water usage.

Forest Fire Prevention

We strive to sustain the integrity of our forestland, protecting forest plantations and neighboring communities and conservation areas. We seek to decrease the occurrence of forest fires and to manage combustible material to lessen the potential propagation of fires when they occur. Due to Chile’s climatic conditions, our plantations in Chile have historically been at greater risk of forest fire than our plantations in other countries.  The fires of recent seasons in Chile have allowed us to develop enhanced measures to address fire prevention, detection and control.

We work with neighboring communities through joint fire prevention initiatives including local fire prevention committees in which neighbors, governmental authorities and private businesses collaborate. We have strengthened our fire detection capabilities by creating a new, unified central command post in Chile that collects all information on detection and resource deployment and by deploying new monitoring and early detection tools such as, fixed and robot cameras, and by developing patrol routes for fire detection during high risk periods.

We continuously seek to improve measures to reduce the intensity and speed of fires once there is an outbreak. We maintain hundreds of kilometers of fire protection belts, consisting of firebreaks (gaps in combustible vegetation) and fire buffer zones (areas of reduced vegetation), to protect residential areas near our forest plantations.  We deploy air and ground resources, including night firefighting crews, to respond quickly in the initial phase of outbreaks and continue to enhance our resources available for firefighting.

Environmental Management of our Industrial Operations

Environmental management in our industrial processes is key for us. We center our activities around tracing and monitoring management and continuous improvement and compliance with environmental regulations, especially in terms of odors, effluents, atmospheric emissions and solid residues.

Our industrial mills and forestry assets are certified under national and international standards related to corporate governance, environment, quality, health and safety and responsible forest management. Our plants and mills have environmental metrics associated to raw material consumption, effluents, solid waste, water consumption, energy consumption, among others. At the same time, we continuously monitor our effluents and emissions, as means of guaranteeing compliance with our environmental commitments and adequate environmental surveillance.

Solid Waste Disposal

Solid waste that comes from the manufacturing of our products is treated in accordance with the environmental applicable regulatory framework and our management policies. In the case of our pulp business, solid residues mostly come from the caustification process; in the case of our lime kilns, from our effluent treatment plants in the form of sludge, among other sources. Most of these residues are sent to our own deposits of industrial residues. Nevertheless, as part of our strategy and environmental objectives, we have studied to add value to these residues by selling them to companies with whom we have arrangements so that they can use these residues as raw materials. The main uses are manufacturing of concrete, as soil improver both in agriculture and in forestry, and also manufacturing of fertilizers.

In the case of our wood products business, we have a strategy that seeks to increase the percentage of residues recycled and to diminish the volume of those that go to final disposal.

Liquid Effluents

Most of our industrial operations generate liquid effluents. These are continuously monitored to ensure that the emission levels stay between the parameters defined by the relevant authorities and/or applicable regulatory framework. All of our pulp mills have state-of-the-art effluent treatment systems.

In our wood products business, our mills also treat their liquid effluents. This is done either in the pulp mills adjacent to them if applicable or, when there is no neighboring pulp mill, in independent systems.

Energy Management

In a context in which the clean energy supply is limited, renewable energy generation and its efficient use are a challenge for us. By using biomass in our boilers, we are self-sufficient in energy consumption in Chile, Argentina and Uruguay, contributing energy surplus to the country’s power grid. In addition to energy generation, our recovery boilers recover inorganic compounds that are part of the process. We also promote greater efficiency in its processes to reduce energy consumption and improve environmental performance.

Air Emissions

 Air emissions are permanently monitored. In the case of our pulp mills, Total Reduced Sulphur (“TRS”) is continuously controlled in order to minimize odor-related events associated to TRS gas venting. Particle air emissions are controlled through mitigation equipment, such as electrostatic precipitators and gas washers.

In the case of our wood products mills, emissions of particulates are controlled through mitigation equipment such as gas scrubbers and electrostatic precipitators. Fine wood dust emissions from remanufacturing and sawing processes are reduced by using bag filters that collect the sawdust, which we then use as biomass fuel.

Competition

We face substantial worldwide competition in each of our geographical markets and in each of our product lines.

Pulp

In general, most relevant market pulp producers have activities in several regions as they try to avoid concentration in few specific markets. Our main competitors in hardwood pulp in Europe, Asia and the Middle East are Suzano Papel e Cellulose S.A. (or “Suzano”, which was merged with Fibria Cellulose S.A. on January 14, 2019), CMPC Celulosa S.A. (or “CMPC”), El Dorado Brasil Celulose S.A., Celulosa Nipo-Brasileira S.A, and UPM-Kymmene Oyj (or “UPM”). We also face competition in hardwood pulp from Asia Pacific Resources International Holdings Limited and Asia Pulp and Paper, in Asia and the Middle East, but not in Europe.

In the softwood pulp market, in Asia, our main competitors are Canadian producers such as Canfor Corporation, Cariboo Pulp and Paper, Zellstoff Celgar Limited and Zellstoff Celgar Limited Partnership, among others, as well as the Russian producer Ilim Pulp Enterprise Ltd. During 2019, we faced a more aggressive competition from Scandinavian producers, such as UPM, Södra Skogsägarna, Mercer International Inc. and Svenska Cellulosa AB.

Wood Products

Our main competitors in the MDF market are: in Latin America, Duratex S.A., Masisa, Berneck, Proteak, Guararapes, Egger, Duraplay and other large South American producers; in North America, local producers such as Roseburg Forest Products Co., West Fraser, Swiss Krono and Plum Creek; in Asia, producers from Malaysia and China; and in the Middle East and India, producers from Europe and Southeast Asia.

For sales of PBO, in the Latin American market we compete mainly with Duratex S.A., Masisa, Novopan, Berneck S.A., Egger and Fibraplac S.A. In North America, we mainly compete with Roseburg Forest Products Co., Funder America, Uniboard, Temple‑Inland Inc., Kaycan Ltd., Kronospan, Sonae Indústria, and in the future we expect to compete with Egger as well, once it finishes construction of several new mills in the south of the United States.

Our principal competitors in the plywood markets are located in the United States, Finland, Chile, Brazil, Uruguay and China. We compete mainly with CMPC, Eagon, Roseburg, Georgia‑Pacific, Guararapes, Sudati, Lumin, Metsa and UPM, among others.

For remanufactured wood products, our main competitors are located in Chile, China, Brazil and the United States.

For sawn timber, our main competitors are located in Europe (mainly Germany and the Baltic countries), Brazil, New Zealand, Canada, the United States and Chile. We believe that our operating efficiencies, competitive logistics costs, ability to serve customers with multiple specifications, geographical presence in 50 countries and the versatility of our radiata and taeda pine allow us to compete effectively in the world market for timber products.

Transportation, Storage and Distribution

To remain competitive worldwide, we ship our products to various distribution centers around the world from which final delivery to the customer is made.

The following are the principal Chilean ports that we use, each of which is operational as of the date of this annual report:

•	Coronel. A private port located between Concepción and the Arauco Mill, which we built as a member of a consortium with five other companies and in which we have an equity interest of 50%. We shipped approximately 51% of our aggregate export volume through this port in 2019;

•	Lirquén. A private port in Concepción in which as of December 31, 2018, we had an equity interest of 20.3%. On April 5, 2019, we sold such equity interest to DP World Holding UK Ltd.. During 2019, we shipped approximately 29% of our aggregate export volume through this port; and

•	San Vicente. A state‑owned port near the city of Concepción through which we shipped approximately 20% of our aggregate export volume during 2019.

The closest ports to our Chilean mills are located as follows: approximately 60 kilometers from the Arauco Mill, 310 kilometers from the Constitución Mill, 370 kilometers from the Licancel Mill, 70 kilometers from the Nueva Aldea Mill and 430 kilometers from the Valdivia Mill. We do not own pulp storage warehouses at any of these ports.

We ship pulp to various ports in Europe, North and South America and Asia and, as is customary in the pulp industry, we store some stock in those ports. We use 12 foreign ports that have warehouse facilities available, and standard storage terms provide that we are entitled to a certain period of storage free of charge. We seek to ensure that we do not exceed the free storage period for each shipment. As of December 31, 2019, we had approximately 28,508 tonnes of pulp in storage in warehouses at foreign ports.

We believe that our shipping costs are competitive with those of our principal international competitors, notwithstanding Chile’s general greater distance from main markets, because of the proximity of our plantations and mills to the Pacific coast and the economies of scale we achieve through the volume of our exports.

In Argentina, timely and competitively priced delivery of finished products to our customers is an important factor in our ability to compete effectively, and we ship most orders by truck almost immediately after they are produced.

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

In North America, products sourced from our South American operations are shipped into 20 major ports of entry and storaged in 14 warehouses. These are dispatched to more than 3,500 locations in the United States and Canada. Arauco’s nine composite panel plants, one plant of MDF moulding and one plant of treatment paper in North America service over 580 customers throughout the region mainly through trucks and rail, in addition to exporting products to Central America.

Description of Property

The following table presents our principal properties as of December 31, 2019.

Country	Forestry	Plants and Facilities
Chile	1,117,058 total hectares 697,251 hectares of plantations	5 Pulp Mills 1 PBO Mill 1 MDF-HB Mill(1) 2 Plywood Mills 7 Sawmills 4 Remanufacturing Facilities
Argentina	264,707 total hectares 132,517 hectares of plantations	1 Pulp Mill 1 MDF Mill 1 PBO Mill 1 Sawmill 1 Remanufacturing Facility 1 Resin Plant
Brazil	245,284 total hectares 129,561 hectares of plantations	2 MDF Mill 1 PBO Mill 1 MDF‑PBO Mill 1 Resin Plant
Uruguay (3)	131,138 total hectares 78,778 hectares of plantations	50% of 1 Pulp Mill
United States		3 PBO Mills 3 MDF Mills 1 MDF‑PBO Mill 1 MDF moulding Mill 1 Impregnation of melamine papers Plant
Canada		1 MDF Mill 1 HDF‑PBO Mill(4) 1 Resin Plant
México		1 PBO Mill 1 MDF-PBO Mill 1 Resin Plant
Portugal		50% of 1 MDF Mill (3) 50% of 1 PBO Mill (3) 50% of 1 Resin Plant (3)
Spain		50% of 1 MDF Mill (3) 50% of 1 PBO Mill (3) 50% of 1 Sawmill (3)
Germany		50% of 2 MDF Mills (3) 50% of 1 MDF‑PBO Mill (3) 50% of 1 PBO‑OSB Mill (3) 50% of 1 Impregnation of melamine papers Plant (3)
South Africa		50% of 1 PBO Mill (3)(5) 50% of 1 MDF-PBO Mill (3)

(1) The HB line has been recently shut down

(2) Corresponds to 50% of Montes del Plata.

(3) Corresponds to 50% of Sonae Arauco.

(4) The PBO line was shut down during the last quarter of 2019.

(5) This mill is currently shut down

Future expansion plans will depend on global market conditions. For information regarding environmental risks associated with our use of our properties, see “Item 3. Key Information—Risk Factors—Risks Relating to the Company.”

Insurance

We carry a global insurance program, consistent with industry practice, covering our production plants, facilities and equipment. This insurance provides coverage, in the event of fire, explosion, machinery breakdowns or natural disasters, including earthquakes and tsunamis. Subject to exclusions and deductibles, our insurance covers up to U.S.$750 million per loss in Chile, U.S.$300 million per loss in Argentina, United States and Canada (for Arauco North America) and R$839 million per loss in Brazil, including physical damage and business interruption for up to 18 months for Chile, Argentina and Brazil, and up to 12 months for United States and Canada. The deductibles for Chile and Argentina for physical damage are U.S.$3 million per occurrence for damages caused. In case of damages caused by earthquakes and tsunamis in Chile, the deductible is 2% of the total insured amount for each location, subject to a cap of U.S.$25 million. Deductibles for Chile and Argentina for business interruption are 30 days for all losses, 45 days for machinery breakdowns and 45 days for machinery breakdowns of turbines. For Chile and Argentina, we also have an annual self‑insurance retention of U.S.$15 million, with a U.S.$7.5 million maximum per event. The deductible for Arauco North America, including physical damage and business interruption is U.S.$2.5 million. The deductible for Brazil, including physical damage and business interruption is R$5 million. Our insurance policy covering our production plants, facilities and equipment in Chile are carried by Seguros Generales Suramericana S.A. (50.0%), Mapfre S.A. (25.0%) and Chubb Seguros Chile S.A. (25.0%); in Argentina and Brazil are carried by Seguros Generales Suramericana S.A. (100%); in the United States is carried by SOMPO Japan Insurance Company of America (100%), and in Canada by Royal & Sun Alliance Insurance Company of Canada, Inc. (100%).

In Chile, we have contracted fire insurance coverage for all of our Chilean forest holdings and nurseries but do not insure against pests or disease.

In January and February 2017, wildfires, exacerbated by high temperatures, the action of the winds, low atmospheric humidity and the complexity of combatting multiple focal points that appeared simultaneously in different places, broke out in the central and southern regions of Chile, and with respect to us, in the Maule and Bio Bio regions. As a consequence of such fires, we suffered the burning of approximately 72,500 hectares of forest plantations, which had a fair value of approximately U.S.$210 million, according to IFRS. The forest plantations affected by the fires had insurance coverage, with their corresponding deductibles and limits. In accordance with the final report of the insurance adjusters, in October 2017 our subsidiary Forestal Arauco S.A. recovered U.S.$35 million, after applying a U.S.$15 million deductible.

After the 2017 wildfires in Chile, we increased the limits of our forestry insurance coverage in Chile to U.S.$85 million with a deductible of U.S.$25 million for the whole season (regardless of the number of the events). This policy is carried by Mapfre S.A. (100%), and the insurance period is from October 3, 2019 to October 3, 2020. We also established satellite-assessment for damaged areas, which enables us to face potential claims in a faster way.

During the 2018-2019 forest fire season, the number of wildfires was 25% higher than 2017-2018 and consumed approximately 1,347 hectares of our forest plantations, representing a 129% increase over the preceding season. Nevertheless, that figure is well below the burned surface area in 2016-2017 season: the burned surface in 2018-2019 only represents 1.8% of the hectares burned in 2016-2017 season. The affected forest plantations had a fair value of approximately U.S.$5.0 million representing approximately 0.135% of the fair value of our total forest plantations and approximately 0.032% of our total assets, in each case under IFRS.

In Argentina, we maintain fire insurance for 16,768 hectares of timber assets located in the Delta del Paraná, close to Buenos Aires and Entre Ríos. The insurance policies for plantations located in the Delta del Paraná, Argentina, are carried by Sancor Seguros and have a maximum limit of U.S.$7 million with a deductible of U.S.$80,000. For the rest of our forests in Argentina, we do not maintain fire insurance because we believe that the risk of damage from fire is low as Argentina receives significant amounts of rainfall, particularly during the summer months.

In Brazil we maintain fire insurance for 26,000 hectares of Novo Oeste’s timber assets located in Mato Grosso do Sul. Our insurance policies for some of our plantations located in Mato Grosso do Sul, Brazil, are carried by Fairfax Insurance and have a maximum limit of R$30 million (approximately U.S.$6 million as of December 31, 2019) with a deductible per event of R$1.5 million (approximately U.S.$300,000 as of December 31, 2019). For the rest of our forests in Brazil, we do not maintain fire insurance because we believe the risk of damage from fire does not justify the costs of carrying insurance.

We believe that the terms, deductibles and limits of our insurance policies in all the countries where we operate are generally consistent with industry practice, and that such insurance in conjunction with our own resources, allow us to manage these risks responsibly.

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

For the year ended December 31, 2019, our aggregate capital expenditures were U.S.$1,198.9 million, consisting primarily of U.S.$972.1 million for the addition of property, plant and equipment and U.S.$226.8 million for the addition of biological assets. The increase with respect to 2018 was mainly attributable to higher capital expenditures in ongoing projects, primarily the MAPA project.

For the year ending December 31, 2020, we have planned capital expenditures of U.S.$1,527.7 million, which primarily includes U.S.$926.4 million for strategic projects and initiatives, U.S.$361.4 million for maintenance of our existing mills and U.S.$239.9 million for maintenance and acquisition of biological assets.

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

In December 2017, the government restarted the rulemaking process and published a new draft SWQSVR for public comments. The draft proposes to regulate using practically the same parameters and limits included in the previous Norm declared void by the Supreme Court. In our opinion, the draft presents flaws similar to those detected in the previous rulemaking process, among others, the lack of identification and consideration of its actual economic and social costs and that most of its parameters and limits are not technically or environmentally reasonable. The public comment process finished in March 2018 and several comments from the public and different stakeholders were submitted, including several technical, economical and legal reports from third parties, were submitted. In August 2019, a group of companies and institutions through CODEPROVAL challenged the validity of the new draft Norm filing an invalidation request. This request is currently under review by the Ministry of the Environment. According to applicable regulations, the government shall prepare a final draft, prior to submitting for the consideration by the Sustentability Ministers’ Committee (Consejo de Ministros para la Sustentabilidad) and the President of the Republic. Once the new norm enters into force, we cannot exclude that the authority may declare that the Valdivia River Basin is contaminated and thus initiate an administrative proceeding to impose a decontamination plan, which may include new limits on discharges of wastewater applicable to the Valdivia Mill.

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

Uruguay

The activities of the Montes del Plata joint operation are subject to Uruguayan national and municipal environmental regulations. The principal environmental authorization required to carry out such project’s construction activities was the environmental authorization, or AAP, regulated by the Environmental Impact Assessment Act, Law No. 16,466, and its regulatory Decree No. 349/005. AAPs are granted by the National Environmental Bureau, or DINAMA, which pertains to the Ministry of Housing, Land Use Management and Environment, or MVOTMA. In order to obtain this authorization, an applicant must submit a complete report regarding all aspects of any proposed works including a classification of the same by a competent professional in one of the three categories, A, B or C. If the proposed project is classified by DINAMA as B or C, a comprehensive environmental impact assessment (which includes all aspects of the project) is required and in some cases a public hearing may be required (such as when the project is classified as C). Once the AAP is granted, the interested party is required to perform the project in accordance with the terms and conditions of such authorization.

For certain activities (including, construction of an industrial plant), a Viability Location Report, or VAL, is required. This report should be submitted before the National Environmental Bureau and must include a notification to the municipal government where the project is to be located (Intendencia) and the delivery of information similar to that required for the AAP. This process contemplates a period for public comment on summary information that is available. The Intendencia involved in any such project may submit its findings to the DINAMA for consideration. The VAL, if needed, must be obtained prior to the AAP. The relevant companies that comprise Montes del Plata have already obtained the AAP and the VAL.

Once construction is completed according to the approved project and the AAP conditions, and prior to starting operations, a company needs to obtain the environmental authorization for operation, or AAO, which is regulated by the same decree, comes to regulate the environmental compliance of the relevant companies in the operational phase of the endeavor and needs to be renewed every 3 years. Montes del Plata obtained this authorization from the National Environmental Bureau, DINAMA, in June 2014, and has been renewed until October 2022.

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

In addition, we may become liable for third‑party claims for personal injury and property damage due to contamination at our mills, even where the activity that caused such contamination occurred before we owned the mills.

We believe we are currently in material compliance with all applicable local and national environmental regulations and orders governing our operations in the United States and Canada.

Forestry, Land‑Use and Land Ownership Regulations

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

Argentina

The management and exploitation of forests in Argentina is regulated by National Law No. 13,273, National Law No. 25,080 (as amended and extended by Laws No. 26,432 and 27,487), National Decree No. 710, Provincial Law No. 854, Provincial Law No. 3,426 and other regulations promulgated thereunder, which collectively constitute the regulatory framework. The regulatory framework imposes a variety of restrictions on the management and exploitation of forests in Argentina. The regulatory framework regulates the replanting of land after harvesting.

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

These regulations are also included in Decree No. 333/004 (General Principles and Basic Technical Standards to achieve soil and water rational and sustainable use and their recovery), and Decree No. 405/008 (Responsible and Sustainable Use of Soil).

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

Overview

We derive our revenues from the sale of bleached and unbleached pulp, wood products such as MDF, PBO, plywood, sawn timber and remanufactured wood products, forestry products, such as sawlogs and pulplogs, and sales of electricity. We sell our products in domestic and export markets. During 2018 sales of pulp constituted the single largest component of our revenues, but in 2019 wood products constituted the largest component of our sales. As occurs with other commodities, pulp is subject to significant cyclical price fluctuations determined by global supply and demand. Accordingly, our revenues are subject to cyclical fluctuations. Prices for wood and forestry products, also fluctuate significantly among domestic markets. Although prices tend to have the most significant effect on our results of operations, sales volume and product mix, production costs and exchange rate fluctuations also can have a substantial impact on our results.

Our business, results of operations and cash flows depend, to a large extent, on the level of economic activity, on government and foreign exchange policies and on political and economic developments in our principal markets. In 2017 and 2018, 67.3% and 69.2% of our pulp was sold to customers in Asia, respectively, 14.0% and 11.8% to customers in Europe, respectively, and 12.9% and 14.0% to customers in Central and South America, respectively. In 2019, 62.1% of our pulp was sold to customers in Asia, 16.6% to customers in Europe, and 13.9% to customers in Central and South America. In our wood products business, in 2017 and 2018, 54.0% and 31.1% of our sales were to customers in North America, and Central and South America, respectively. In 2019, 58.9% of our wood products were sold to customers in North America and 27.8% to customers in Central and South America. Our business, earnings and prospects may be materially and adversely affected by developments in our markets with respect to inflation, interest rates, currency fluctuations, protectionism, government subsidies, price and wage controls, exchange control regulations, taxation, expropriation or social instability, as well as by political, economic or diplomatic developments.

As of December 31, 2019, 62.4% of our property, plant, equipment and forest assets were directly owned by us and our Chilean subsidiaries, 6.8% by our Argentine subsidiaries, 8.0% by our Brazilian subsidiaries, 6.4% by our U.S. and Canadian subsidiaries, 1.3% by our Mexican subsidiaries and 15.1% by our joint operation in Uruguay. In 2019, 54.3% of our consolidated revenues were derived from our operations in Chile, 7.4% of our consolidated revenues were derived from our operations in Argentina, 10.2% of our consolidated revenues were derived from our operations in Brazil, 17.4% of our consolidated revenues were derived from our operations in the United States and Canada, 2.4% of our consolidated revenues were derived from our operations in Mexico and 8.2% of our revenues were derived from our operations in Uruguay. Accordingly, our financial condition, results of operations and cash flows are affected by, to a significant degree, economic conditions in Chile, Argentina, Brazil, Uruguay, the United States, Canada and Mexico.

Economic Indicators in Chile, Argentina, Brazil, Uruguay, the United States, Canada and Mexico

Chile

According to the Central Bank of Chile, Chile’s GDP increased by 1.2% in real terms during 2017, and in 2018 and 2019 it grew at rates of 3.9% and 1.1%, respectively. See “Item 3. Key Information—Risk Factors—Risks Relating to Chile.”

Argentina

According to the Instituto Nacional de Estadística y Censos (the Argentine National Statistics and Census Institute, or the “INDEC”), Argentina’s GDP increased by 2.7% in 2017, and in 2018, it declined by 2.5% in real terms. For 2019, the INDEC reported a decline of 2.2% in real GDP. In 2017 and 2018, the Argentine peso depreciated against the U.S. dollar by 16.4% and 105.3%, respectively. In 2019, the Argentine peso depreciated against the U.S. dollar by 58.3%. The INDEC’s national CPI (as defined below) has registered an increase of 47.1% on a year-over-year comparison for 2018, and an increase of 52.9% for 2019.

On January 8, 2016, the new Argentine administration declared a state of administrative emergency for the national statistical system and the INDEC that remained in effect through December 31, 2016.  Following the emergency declaration, the INDEC ceased publishing statistical data until a rearrangement of its technical and administrative structure was finalized. As of the date of this annual report, the INDEC has published certain revised data, including the Indice de Precios al Consumidor (Consumer Prices Index, or the “CPI”) monthly data since May 2016 and foreign trade and balance of payment statistics. On June 29, 2016, the INDEC published a report including revised GDP data for the years 2004 through 2015. On July 11, 2017, the INDEC started to publish the national CPI. The INDEC has since then published the national CPI for each month through March 2020.

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

Brazil

According to the Instituto Brasileiro de Geografia e Estatística (the Brazilian Institute of Geography and Statistics), Brazil’s GDP increased in real terms by 1.0% during 2017 and by 1.1% during 2018. In 2019, Brazil’s GDP increased in real terms by 1.1%. In 2017 and 2018, the Brazilian real depreciated against the U.S. dollar by 1.8% and 14.6%, respectively. In 2019, the Brazilian real depreciated against the U.S. dollar by 3.9%. See “Item 3. Key Information—Risk Factors—Risks Relating to Brazil.”

Uruguay

According to the Banco Central del Uruguay (the Central Bank of Uruguay), during 2017 and 2018 Uruguay’s GDP grew in real terms at rates of 2.6% and 1.6%, respectively. In 2019, Uruguay’s GDP increased in real terms by 0.2%. In 2017 and 2018, the Uruguayan depreciated against the U.S. dollar by 1.0% and 12.9%, respectively. In 2019, the Uruguayan peso depreciated against the U.S. dollar by 15.1%. See “Item 3. Key Information—Risk Factors—Risks Relating to Uruguay.”

United States

According to the U.S. Bureau of Economic Analysis, the United States GDP increased by 2.3% in real terms during 2017, and in 2018 and 2019 it grew in real terms at rates of 2.9% and 2.3%, respectively. See “Item 3. Key Information—Risk Factors—Risks Relating to the United States and Canada.”

Canada

According to the Bank of Canada, Canada’s GDP increased by 3.0% in real terms during 2017, and in 2018 and 2019 it grew in real terms at rates of 2.0% and 1.6%, respectively. The Canadian dollar depreciated against the U.S. dollar by 6.8% in 2017, 6.9% in 2018 and appreciated by 4.4% in 2019. See “Item 3. Key Information—Risk Factors—Risks Relating to the United States and Canada.”

Mexico

According to the Banco de México, Mexico’s GDP increased by 2.1% in real terms during 2017, and in 2018 and 2019 it grew in real terms at rates of 2.1% and decreased by 0.1%, respectively. The Mexican peso appreciated against the U.S. dollar by 9.8% in 2017, depreciated by 1.8% in 2018 and appreciated by 2.6% in 2019. See “Item 3. Key Information—Risk Factors—Risks Relating to Mexico.”

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

The Chilean peso has been subject to devaluation in the past and could be subject to significant fluctuations in the future. During 2019, the value of the Chilean peso relative to the U.S. dollar increased by 7.8% in nominal terms, based on the observed exchange rates on December 31, 2018 and December 31, 2019. The observed exchange rate on April 13, 2020, as published in the Official Gazette on April 14, 2020, was Ch$844.57 to U.S.$1.00.

The effect of exchange rate fluctuations is partially offset by the fact that certain of our operating expenses are denominated in U.S. dollars (such as our freight costs and selling expenses in the form of commissions paid to our sales agents abroad) and a significant part of our indebtedness is denominated in U.S. dollars. As of December 31, 2019, our U.S. dollar‑denominated indebtedness was U.S.$4.4 billion. In addition, if the U.S. dollar appreciates against the legal currency in any of our export markets, we must, from time to time, express our sales in that local currency to compete effectively.

Future developments in the Chilean, Argentine, Brazilian, Uruguayan, Mexican, Canadian and U.S. economies may impair our ability to proceed with our strategic plan, including with respect to pricing. For additional discussion regarding the risks we face in each of the aforementioned markets, see “Item 3. Key Information—Risk Factors—Risks Relating to Chile,” “—Risks Relating to Argentina,” “—Risks Relating to Brazil,” “—Risks Relating to Uruguay,” “—Risks Relating to Mexican” and “—Risks Relating to the United States and Canada.”

Fluctuations in Market Prices for our Products

In recent years, our revenues have been affected by price level volatility in domestic and export markets. The prices for each of our pulp, wood and forestry products depend on the markets in which they are sold. While prices are generally similar for a given product on a global basis, domestic market conditions affect prices in markets such as Asia, Europe and the United States.

The following table sets forth, for the periods indicated, average unit sales prices for our products.

	Year ended December 31,(1)
Product (2)	2019	2018	2017
	(U.S.$ per tonne) (3)
Pulp
Bleached pulp	605.8	795.6	619.7
Unbleached pulp	661.3	846.7	659.0
	(U.S.$ per cubic meter) (3)
Wood Products
Sawn timber	236.3	267.2	251.5
Remanufactured wood products	565.0	577.1	582.8
Plywood	415.5	480.7	420.5
Panels	314.6	318.9	337.7
Forestry Products
Logs	31.6	28.3	32.7

______________________

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

Prices for bleached grades of hardwood pulp, including eucalyptus, generally follow the same cyclical pattern as prices for softwood pulp. However, the latter historically has had higher prices mainly due to lower global supply. Moreover, during the last five years, the majority of the added global pulp production capacity has been dedicated to the production of hardwood pulp, particularly eucalyptus pulp.

Prices for unbleached softwood market pulp also follow cyclical patterns related to worldwide demand, stock levels and supply. Based on information published by Hawkins Wright Ltd., unbleached softwood market pulp represents about 3.5% of the total wood pulp market. The majority of such pulp is sold in Asia, and its price does not necessarily follow the cycle of prices for softwood or hardwood.

In 2015, a new pulp mill entered the short fiber pulp market with an annual production capacity of 1.3 million tonnes. During the first half of 2015 the short fiber market remained stable, with a peak price of U.S.$811.17 per tonne in October 2015 for BHKP -Europe and U.S.$669.36 per tonne in June 2015 for BHKP – China. Following the peak, prices began to decrease as a result of the global economic downturn and lower demand in the Chinese market as a result of the devaluation of the Yuan, ending the year at a price of U.S.$788.91 per tonne for BHKP – Europe and U.S.$584.65 per tonne for BHKP – China. Expectations of new supply during 2016 and especially in 2017, continued to pressure prices down, reaching their lowest level for 2016 in December 2016, at U.S.$652.58 per tonne for BHKP – Europe and in October 2016 at U.S.$484.5 per tonne for BHKP – China. A new pulp mill located in Indonesia began its ramp‑up in November 2016. It had a projected capacity of 2.8 million tonnes. Throughout 2015 and the first half of 2016, softwood prices followed a downward trend, reaching U.S.$789.2 per tonne at the end of April 2016 for NBSK – Europe and U.S.585.37 per tonne in November 2016 for NBSK – China. For the remainder of the year, prices slightly recovered and stabilized, finishing the year at U.S.$808.83 and U.S.$607.32 per tonne in respect of NBSK – Europe and NBSK – China, respectively.

During 2017, average prices of hardwood and softwood followed an upward trend, with NBSK – Europe reaching U.S.$999.63 per tonne at the end of the year (the highest level since 2011) and NBSK – China reaching U.S.$886.35 per tonne. BHKP – Europe prices increased significantly during 2017 reaching U.S.$979.31 at the end of the year (the rise in this type of fiber has reduced the gap between both fibers). The same trend was followed by the BHKP – China index, reaching U.S.$768.57, its peak, at the end of the year. Prices increased mainly because of (i) a reduction in the Indonesian mill’s production capacity for the next three to four years and (ii) the lower capacity of other existing mills due to operational problems. Demand had a steady rise during 2017, which also drove prices to reach higher levels.

During 2018, average prices of hardwood and softwood prices followed an upward trend, slightly decreasing in the last part of the year, with NBSK – Europe reaching U.S.$1,200.02 per tonne, NBSK – China reaching U.S.$723.07 per tonne, BHKP – Europe reaching U.S.$1,025.73 per tonne and BHKP – China reaching U.S.$652.51. The positive trend during most of the year was mainly due to strong demand and stable capacity levels, while the slight decrease at the end of 2018 was mainly driven by the trade tensions between China and the United States.

During 2019, average prices decreased 31.7% with respect to NBSK – Europe, reaching U.S.$819.95 per tonne at the end of the year, and 22.9% with respect to NBSK – China, reaching U.S.$557.57. BHKP – Europe decreased 33.7%, reaching U.S.$680.01 per tonne, and BHKP – China decreased 30.0%, reaching U.S.$456.92. The downward trend during most of 2019 was mainly driven by trade tensions between China and the United States, as well as lower paper demand in Europe, which affected both hardwood and softwood prices. Hardwood prices were also adversely impacted by the high levels of inventories registered during the year, which started to decrease after mid-2019. Towards the end of 2019, prices stabilized due to some agreements between China and the United States and due to a decrease in inventories.

Prices of NBSK – Europe(1)

The following table sets forth the prices for NBSK – Europe for the years indicated, as well as the variation with respect to the previous year, as listed on the NBSK – Europe index for the years indicated:

List Price as of December 31,	U.S.$/tonne	Change YoY*
2016	808.83	0.7%
2017	999.63	23.6%
2018	1,200.02	20.0%
2019	819.95	(31.7)%

*YoY means year over year

Prices of NBSK – China (1)

The following table sets forth the prices for NBSK – China for the years indicated, as well as the variation with respect to the previous year, as listed on the NBSK – China index for the years indicated:

List Price as of December 31,	U.S.$/tonne	Change YoY*
2016	607.32	1.1%
2017	886.35	45.9%
2018	723.07	(18.4)%
2019	557.57	(22.9)%

*YoY means year over year

Prices of BHKP – Europe (1)

The following table sets forth the prices for BHKP – Europe for the years indicated, as well as the variation with respect to the previous year, as listed on the BHKP – Europe index for the years indicated:

List Price as of December 31,	U.S.$/tonne	Change YoY*
2016	652.58	(17.3)%
2017	979.31	50.1%
2018	1,025.73	4.7%
2019	680.01	(33.7)%

*YoY means year over year

Prices of BHKP – China (1)

The following table sets forth the prices for BHKP – China for the years indicated, as well as the variation with respect to the previous year, as listed on the BHKP – China index for the years indicated:

List Price as of December 31,	U.S.$/tonne	Change YoY*
2016	528.06	(9.7)%
2017	768.57	45.5%
2018	652.51	(15.1)%
2019	456.92	(30.0)%

*YoY means year over year

(1) Source: RISI.

Prices of UKP

The following table sets forth the market price of UKP for the years indicated, as well as the variation with respect to the previous year:

Price as of December 31,		Change YoY
2016	573.82	(4.6)%
2017	768.03	33.8%
2018	853.77	11.2%
2019	515.79	(39.6)%

Source: Arauco.

Forestry and Wood Products Prices

Over the last five years, the average prices for our forestry and sawn timber products have fluctuated significantly, reflecting the effect on demand of global economic developments.

During 2015, average prices and sales volume for our wood products declined 5.3% and 0.9% respectively, in each case compared to 2014. Overall, countries with depreciated currencies increased their exports, resulting in greater supply in several markets, which in turn, lowered average prices. In Brazil, for example, overall average prices dropped due to the country’s economic slowdown. In North America, increased competition mainly affected the MDF market, with increased exports from Brazilian and Canadian producers, among others. Prices for our molding products remained stable. As a result of a decrease in the competitiveness of Argentina’s wood products in the export market, we focused our sales efforts with respect to our panels primarily produced on the domestic Argentine market. The higher production of our Nueva Aldea Mill in Chile increased our plywood sales volume throughout the year. Particleboard sales also increased in 2015 primarily as a result of increased production at our Teno Mill, which reached full production capacity during the first quarter of 2015. We were also able to improve product mix sales, increasing sales of our greater value added products (such as melamine products).  In addition, we experienced increased competition in the Middle East in the sawn timber market during the first six months of 2015 due to higher supply from European markets.

During 2016, average prices for our panels and sawn timber declined 0.7% and 2.7% respectively, in each case compared to 2015. Sales volumes in 2016 also decreased compared to 2015, with panels sales volume dropping 3.3% and sawn timber sales volume dropping 4.6%. Argentine markets for our wood products continued to be pressured during 2016, and opportunities to export our Argentine production to other countries were limited. Brazilian markets followed a similar trend, although there were greater export opportunities, insofar as the depreciation of the Brazilian local currency against the U.S. dollar made Brazilian margins more competitive. These export opportunities were mainly to North America, where higher supply volumes entered the market, partially offset by healthy demand throughout 2016. Our new commercial sales office in the Middle East also enabled us to reach new customers and have a better presence in those markets.

During 2017, average prices for our wood products division increased 4.4% compared to 2016. The panels market increased in average prices and sales volume by 4.7% and 2.4% respectively compared to 2016. Our sawn timber average prices increased 1.9% compared to 2016, offset by a 2.6% decrease in sales volume. North American market demand improved in 2017, fueled primarily by the construction and retail sectors. The Brazilian market has been recovering slowly after the economic and political crisis. The Argentine market has improved in sales volume. Despite the production of new MDF mills in Brazil and Mexico that increased competition, we were able to maintain and increase prices in some markets.

During 2018, average prices of our wood products decreased 1.5% compared to 2017. The panels market showed a 5.6% decrease in average prices while sales volumes showed a 11.2% increase. The downward trend in prices was explained by an oversupply mainly from Brazil, Chile, the United States and Asia, and seasonality in the northern hemisphere. Sawn timber had a 6.3% increase in average prices throughout 2018, partially offset by a 3.6% decrease in sales volume, which was mainly explained by lower demand from China, which in turn is related to the uncertainty surrounding the trade tensions between this country and the United States.

During 2019, average prices of our wood products decreased 4.5% compared to 2018. Our panels sales showed a 9.2% increase in volume, partially offset by a 1.3% decrease in average prices. Our volume increase in panels sales was mainly explained by the start-up of our new Grayling mill and our acquisition of the Mexican assets, in each case in the first quarter of 2019. In 2019, average prices for our sawn timber decreased 11.6%, and the volume of our sawn timber sales decreased 0.8%, which was mainly explained by the trade tension between China and the United States.

Prices for our forestry and sawn timber may decline in the future. Our results of operations may be materially affected if the prices of our products decline from current levels.

Costs and Expenses

Costs of Sale

Our major costs of sales are the following:

•	timber,

•	chemicals,

•	forestry labor,

•	depreciation and amortization,

•	maintenance,

•	other raw materials, and

•	energy and fuel.

Our property, plant and equipment are depreciated on a straight‑line basis over the remaining useful lives of the underlying assets. However, the amount of such depreciation that relates to our fixed production assets, such as pulp mills, panels mills and sawmills, is allocated to finished goods held as inventories and accumulates until charged to cost of sales when the finished goods are sold. Forests and land are not depreciated. For additional information relating to the accounting treatment of our biological assets, see “—Critical Accounting Policies—Biological Assets.”

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

In 2019, our cost of sales increased by 5.0% compared to 2018. The main reason was the 27.3% increase in the cost of timber, due to a slight increase in pulp sales volume, the start-up of Grayling mill and the new Mexican subsidiaries acquired in January 2019. Additionally, due to the adoption of IFRS 16, depreciation of the right of use started to affect the cost of sales. Depreciation and amortization also increased by 9.7%. These increases were partially offset by a 18.5% decrease in forestry labor costs and lower indirect costs by 19.2%.

Distribution Costs

Selling costs consist primarily of per tonne fees we pay to our selling agents. Traffic, shipping and freight costs are the outbound logistics costs of carrying the product to the client’s destination.

Administrative Expenses

Our major administrative expenses are wages and salaries, traffic, shipping and freight costs, information technology (IT) expenses, insurance expenses and commissions.

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

Biological Assets

IAS 41 requires that biological assets, such as standing trees, be shown on our statement of financial position at fair value. Our forests are thus accounted for at fair value minus estimated point‑of‑sale costs at harvest, considering that the fair value of these assets can be measured reliably.

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

Impairment of goodwill

Determining whether goodwill is impaired requires an estimate of the value in use of the cash‑generating units to which goodwill has been allocated. We estimate the value either based on appraisals and/or the future cash flows expected to arise from the cash‑generating unit and a suitable discount rate to calculate present value. See Note 17 to our audited consolidated financial statements.

Litigation and Contingencies

We and our subsidiaries and our Uruguayan joint operation Montes del Plata are subject to certain ongoing lawsuits, the future effects of which need to be estimated by our management in collaboration with our legal advisors. See “Item 3. Key Information—Risk Factors—Risks Relating to the Company—We have been subject to legal proceedings related to our mills which could adversely affect our business, financial condition, results of operations and cash flows” and “Item 8. Financial Information—Legal Proceedings.” See Note 18 to our audited consolidated financial statements.

Recently Issued Accounting Standards

Note 1 to our audited consolidated financial statements discusses new standards, interpretations and amendments that are mandatory for the first time for the annual period beginning on January 1, 2019 and also the new standards, interpretations and amendments, the application of which is not yet mandatory, which have not been adopted in advance.

Results of Operations

The following table provides a breakdown of our financial results of operations and sales volumes as of and for the years ended December 31, 2017, 2018 and 2019. The table and the discussion that follows are based on and should be read in conjunction with our audited consolidated financial statements, including the notes thereto, as of and for the years ended December 31, 2017, 2018 and 2019 included elsewhere herein. The audited consolidated financial statements included herein are prepared in U.S. dollars and in accordance with IFRS.

	For the year ended December 31,
	2019			2018			2017
	Sales	%	Volume	Sales	%	Volume	Sales	%	Volume
	(in millions of U.S. dollars, except percentages and volume)
Revenue
Pulp
Bleached pulp(1)	1,981.6	37.2	3,270.9	2,536.9	42.6	3,188.6	2,062.4	39.4	3,327.8
Unbleached pulp(1)	314.5	5.9	475.5	418.4	7.0	494.2	293.3	5.6	445.1
Total	2,296.1	43.1	3,746.4	2,955.3	49.6	3,682.7	2,355.7	45.0	3,772.9
Wood Products
Fiberboard panels(2)	1,858.6	34.9	5,908.0	1,725.1	29.0	5,410.0	1,643.3	31.4	4,866.2
Sawn timber(2)	428.0	8.0	1,811.3	487.7	8.2	1,825.0	476.1	9.1	1,893.0
Remanufactured wood products(2)	250.1	4.7	442.7	252.6	4.2	437.7	259.3	5.0	445.0
Plywood	205.2	3.8	493.8	255.5	4.3	531.6	238.2	4.5	566.5
Total	2,741.9	51.4	8,655.8	2,721.0	45.7	8,204.3	2,616.9	50.0	7,770.7
Forestry
Logs, net(2)	72.4	1.4	2,577.0	71.9	1.2	2,540.0	72.6	1.4	2,223.7
Chips	30.3	0.5	360.8	31.4	0.5	546.0	25.2	0.5	443.4
Other	26.0	0.5	1,229.5	4.1	0.1	0.1	8.2	0.1	5.2
Total	128.7	2.4	4,167.3	107.4	1.8	3,086.1	106.0	2.0	2,672.3
Energy	74.5	1.4		86.7	1.5		93.8	1.8
Other	88.0	1.7		84.4	1.4		65.9	1.2
Total revenue	5,329.2	100		5,954.8	100		5,238.3	100
Cost of sales
Timber	(879.6)			(691.1)			(725.1)
Forestry labor costs	(547.7)			(672.2)			(631.3)
Maintenance costs	(294.9)			(280.7)			(262.8)
Chemical costs	(557.1)			(560.2)			(517.5)
Depreciation and amortization.	(414.1)			(377.6)			(389.8)
Other costs of sales	(1,217.0)			(1,140.9)			(1,048.0)
Total cost of sales	(3,910.4)			(3,722.7)			(3,574.5)
Gross profit	1,418.8	26.6%		2,232.1	37.5%		1,663.8	31.8%
Other income	232.4			124.3			111.5
Distribution costs	(586.9)			(556.8)			(523.3)
Administrative expenses	(554.0)			(561.3)			(521.3)
Other expenses	(203.7)			(95.9)			(240.1)
Other income (loss)	21.7			14.2			-
Financial income	32.6			20.9			19.6
Financial costs	(273.6)			(214.8)			(287.9)
Share of profit (loss) of associates and joint ventures accounted for using equity method	7.9			17.2			17.0
Exchange rate differences	(32.5)			(26.5)			0.1
Income before income tax	62.5			953.5			239.4
Income tax	(0.5)			(226.8)			31.0
Net income	62.0			726.8			270.4

_____________

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

Year Ended December 31, 2018 Compared to Year Ended December 31, 2019

Revenue

Revenues decreased 10.5%, from U.S.$5,954.8 million in 2018 to U.S.$5,329.2 million in 2019, primarily as a result of:

•	a 22.3%, or U.S.$659.2 million, decrease in revenues from pulp;

•	a 0.8%, or U.S.$20.9 million, increase in revenues from wood products; and

•	a 19.8%, or U.S.$21.3 million, increase in revenues from forestry products

Pulp. Revenues from bleached and unbleached pulp decreased 22.3%, from U.S.$2,955.3 million in 2018 to U.S.$2,296.1 million in 2019, mainly due to a 23.6% decrease in average prices, partially offset by a 1.7% increase in sales volume. Sales of bleached pulp decreased 21.9% mainly due to a 23.9% decrease in average prices, partially offset by a 2.6% increase in sales volume. Revenues from unbleached pulp decreased 24.8% during 2019, mainly due to a 21.9% decrease in average prices and a 3.8% decrease in sales volume. Prices for both types of fiber (softwood and hardwood) showed a similar downward trend throughout most of 2019, and demand stabilized only during the last quarter. Throughout 2019, both prices and sales volume were adversely affected by trade tensions between China and the United States, weak economic activity in Europe and high global inventory levels.

Wood products. Revenues from wood products increased 0.8%, from U.S.$2,721.0 million in 2018 to U.S.$2,741.9 million in 2019, primarily due to a 5.5% increase in sales volume, partially offset by a 4.5% decrease in average prices.

Revenues from panel products increased 7.7% from U.S.$1,725.1 million in 2018 to U.S.$1,858.6 million in 2019, due to a 9.2% increase in sales volume, partially offset by a 1.3% decrease in average prices. Our increased sales volume in 2019 was primarily due to increased production attributable to the start-up of our Grayling mill in April 2019 and our acquisition in January 2019 of the Mexican subsidiaries.

Revenues from sawn timber decreased 12.2%, from U.S.$487.7 million in 2018 to U.S.$428.0 million in 2019, mainly due to a 11.6% decrease in average prices and a 0.8% decrease in sales volume. The decrease in average prices was primarily due to trade tensions between China and the United States which resulted in lower demand during the second half of 2019 in our principal Asian markets.

Revenues from plywood decreased 19.7%, from U.S.$255.5 million in 2018 to U.S.$205.2 million in 2019, mainly due to a 13.6% decrease in average prices and a 7.1% decrease in sales volume.

Revenues from remanufactured wood products sales decreased 1.0%, from U.S.$252.6 million in 2018 to U.S.$250.1 million in 2019, mainly due to a 2.1% decrease in average prices, partially offset by a 1.1% increase in sales volume.

Forestry products. Revenues from forestry products increased by 19.8%, from U.S.$107.4 million in 2018 to U.S.$128.7 million in 2019, mainly due to a U.S.$21.9 million increase in other sales, which mainly corresponded to sales of wood to third parties by our Brazilian subsidiaries.

Other revenue. Revenues from other sources, consisting mainly of sales of energy, chemicals and other services, decreased by 5.1% from U.S.$171.1 million in 2018 to U.S.$162.5 million in 2019, primarily as a result of a U.S.$12.3 million decrease in sales of energy.

Cost of sales

Cost of sales increased 5.0%, from U.S.$3,722.7 million in 2018 to U.S.$3,910.4 million in 2019, primarily as a result of (i) a 27.3% increase in timber costs mainly due to the start-up of our Grayling mill in the first quarter of 2019, the incorporation of our Mexican subsidiaries which we acquired in January 2019, and an increase in pulp sales volume, and (ii) the adoption of IFRS 16, effective as of January 1, 2019, which required depreciation of our right to use leased assets. These increases were partially offset by an 18.5% decrease in forestry labor costs.

Gross Profit

As a percentage of total revenue, our gross profit decreased from 37.5% in 2018 to 26.6% in 2019, primarily as a result of a 10.5% decrease in sales revenue and a 5.0% increase in our cost of sales.

Other income

Other income increased 87.0% from U.S.$124.3 million in 2018 to U.S.$232.4 million in 2019. This increase was mainly due to a U.S.$70.2 million increase in gains resulting from changes in fair value of biological assets and an increase of other operating results due to the sale of the shares of Puertos y Logística S.A. in April 2019.

Distribution costs

Distribution costs increased 5.4%, from U.S.$556.8 million in 2018 to U.S.$586.9 million in 2019, primarily due to a 7.2% increase, or U.S.$31.7 million, in freight costs. This increase was mainly explained by an increase in pulp sales volume. As a percentage of revenue, distribution costs increased to 11.0% in 2019, compared to 9.4% in 2018.

Administrative expenses

Administrative expenses decreased 1.3% from U.S.$561.3 million in 2018 to U.S.$554.0 million in 2019. This decrease was mainly explained by an U.S.$18.7 million decrease in wages and salaries, partially offset by the effect of IFRS 16 adoption, which became effective on January 1, 2019 and required depreciation of our right to use leased assets. As a percentage of revenue, administrative expenses increased to 10.4% in 2019, compared to 9.4% in 2018.

Other expenses

Other expenses increased 112.5%, from U.S.$95.9 million in 2018 to U.S.$203.7 million in 2019, mainly due to an increase of U.S.$87.1 million in an impairment provision for property, plant and equipment, primarily in some of our North American mills and the Arauco mill. The impairment provision with respect to the Line 1 of the Arauco Mill totaled approximately U.S.$33.6 million in 2019. Line 1 will be permanently shut down when the MAPA project is completed.

Other income (loss)

Other income (loss) increased 52.5%, from U.S.$14.2 million in 2018 to U.S.$21.7 million in 2019, mainly due to a bargain purchase gain recognized following our acquisition of the Mexican panel assets in January 2019.

Finance costs

Finance costs increased 27.4%, from U.S.$214.8 million in 2018 to U.S.$273.6 million in 2019, primarily due to an increase in interest payments related to bonds (which include premiums and accrued interest paid with respect to the repurchase of bonds on April and October 2019) and an increase in our interest on the right of use leased assets due to the adoption of IFRS 16.

Exchange rate differences

Losses from exchange rate differences increased 22.8%, from U.S.$26.5 million in 2018 to U.S.$32.5 million in 2019, primarily due to the depreciation in 2019 of the Argentine peso, the Brazilian reais and the Chilean Peso against the US dollar. See “—Economic Indicators in Chile, Argentina, Brazil, Uruguay, the United States and Canada.”

Income tax

We recorded an income tax expense of U.S.$0.5 million in 2019 compared to an expense of U.S.$226.8 million in 2018. This decrease was primarily attributable to a lower pre-tax income.

Net income

Net income decreased 91.5% from U.S.$726.8 million in 2018 to U.S.$62.0 million in 2019. This is mainly explained by lower sales in our pulp business, which in the aggregate decreased our gross profit by U.S.$813.3 million, and an increase in other operating expenses.

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

Wood products. Revenues from wood products increased by 4.0% from U.S.$2,616.9 million in 2017 to U.S.$2,721.0 million in 2018, primarily due to a 5.6% increase in sales volume, partially offset by a slight average price decrease of 1.5%.

Fiberboard panels products sales had a 5.0% increase compared to 2017, driven by a 11.2% increase in sales volume, which was partially offset by an average price decrease of 5.6%.

Revenues from sawn timber increased by 2.4%, from U.S.$476.1 million in 2017 to U.S.$487.7 million in 2018 due to a 6.3% increase in average prices, partially offset by a 3.6% decrease in sales volume. Trade tension between China and the United States resulted in lower demand during the second half of 2018 from the Asian markets. Plywood revenues increased by 7.3% from U.S.$238.2 million in 2017 to U.S.$255.5 million in 2018, mainly due to a 14.3% increase in average prices, slightly offset by 6.2% decrease in sales volume.

Forestry products. Revenues from forestry products increased by 1.3% from U.S.$106.0 million in 2017 to U.S.$107.4 million in 2018. This increase was primarily the result of a U.S.$6.2 million increase in chips sales partially offset by a slight decrease in logs sales of 1.1%, explained by a U.S.$6.1 million decrease in pulplogs sales.

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

As of December 31, 2019, we had access to two committed credit facility lines, which totaled U.S.$314.4 million. The first line had an available amount of UF 2,885,000, or approximately U.S.$109.0 million and expired on January 29, 2020 and was not renewed. The second line had a maximum available amount of U.S.$200.0 million and expired on March 27, 2020. This line was terminated in advance, due to a new committed credit facility line that we entered into on February 20, 2020, for a total amount of U.S.$375.0 million and expires on February 20, 2025. To date, we have not drawn on under this credit facility.

Cash Flow from Operating Activities

Our net cash flow provided by operating activities was U.S.$672.8 million in 2019 and U.S.$1,287.5 million in 2018. This decrease was principally due to a U.S.$239.3 million increase in income tax paid and received due to the annual income tax that was paid in April 2019. Additionally, proceeds from sales of goods and rendering of services decreased U.S.$216.4 million, which was partially offset by a U.S.$118.4 million increase in other cash receipts from operational activities.

Our net cash flow provided by operating activities was U.S.$1,287.5 million in 2018 and U.S.$1,072.4 million in 2017. This increase was principally due to a U.S.$621.1 million increase in sales of goods and services, partially offset by a U.S.$348.4 million increase in payments to suppliers and employees.

Cash Flow Used in Investing Activities

Our net cash used in investing activities was U.S.$1,317.7 million in 2019 and U.S.$894.0 million in 2018. This increase was principally due to an increase in purchases of property, plant and equipment of 48.0%, or U.S.$324.4 million, mainly as a result of investments related to the “MAPA” project. Capital expenditures in 2019 mainly included U.S.$500.7 million in the “MAPA” project, U.S.$107.0 million in the “Dissolving Pulp” project and U.S.$36.2 million in the Grayling mill.

Our net cash used in investing activities was U.S.$894.0 million in 2018 and U.S.$633.3 million in 2017. This increase was principally due to an increase in capital expenditures of 50.8%, or U.S.$227.7 million, mainly as a result of purchases of property, plant and equipment. Capital expenditures in 2018 included U.S.$196.6 million in the “MDP Grayling” project in Michigan (United States), U.S.$124.9 million in the “MAPA” project, U.S.$52.9 million in the “Dissolving Pulp” project and U.S.$16.2 million in the water treatment plant in the Arauco mill.

Cash Flow from Financing Activities

Our net cash provided by financing activities was U.S.$1,147.4 million in 2019, compared to U.S.$123.2 million in 2018. During 2019, we received U.S.$2,142.4 million in loan proceeds, and we paid U.S.$802.3 million of principal and interest on our debt. In addition, we paid U.S.$182.1 million in dividends.

Our net cash provided by financing activities was U.S.$123.2 million in 2018, compared to the U.S.$439.1 million used in 2017. During 2018, we received U.S.$863.6 million in loan proceeds, and we paid U.S.$481.9 million of principal of and interest on our debt. In addition, we paid U.S.$257.4 million in dividends.

We believe that cash flow generated by operations, cash balances, borrowings from commercial banks and debt offerings in the domestic and international capital markets will be sufficient to meet our working capital, debt service and capital expenditure requirements for the foreseeable future. See “Item 4.—Information on our Company—Capital Expenditures.”

Contractual Obligations

As is customary practice in the pulp industry, we generally do not have long‑term sales contracts with our customers; rather, we maintain relationships with our customers, with whom we reach agreements from time to time on specific volumes and prices.

The following table sets forth certain contractual obligations as of December 31, 2019, and the period in which the contractual obligations come due.

	Payments Due by Period
	Less than 1 year	1‑3 years	3‑5 years	More than 5 years	Total
	(in thousands of U.S. dollars)
Debt obligations (1)	635,651	839,491	1,487,340	6,265,315	9,227,797
Purchase obligations (2)	530,889	556,557	-	-	1,087,446
Lease obligations	83,204	139,179	63,510	128,874	414,767
Total	1,249,744	1,535,227	1,550,850	6,394,189	10,730,010

________________

(1)	Includes estimated interest payments related to debt obligations based on market values as of December 31, 2019. In the case of floating rate debt, interest rate is calculated using the current index setting in place as of December 31, 2019 and assume no changes in the year‑end index for any of the future periods. The interest rate on our floating rate debt is determined principally by reference to the London inter‑bank offered rate (LIBOR), and as of December 31, 2019, the average spread for our U.S. dollar floating rate debt over six‑month LIBOR was 1.47%. Approximately 11.0% of our total debt is floating rate debt as December 31, 2019.
(2)	Excludes contracts entered into with independent contractors to perform operations on our behalf. Our payment obligations under such contracts are not pre‑determined, but rather depend on the performance of certain variables. Accordingly, we cannot quantify our contractual obligations under such contracts.

Investing Activities

During 2019, our main investment activities were investments in projects; sustaining our panel, sawmill and pulp mills, and sustaining our biological assets. The project capitalization investments included primarily:

•	U.S.$500.7 million invested in the “MAPA” project;
•	U.S.$107.0 million invested in the “Dissolving Pulp” project; and
•	U.S.$36.2 million invested in the “MDP Grayling” project.

Financing Activities in 2019

During 2019, our principal financing activities were as follows:

On December 19, 2019, we redeemed in full our outstanding 5.000% notes due 2021, including a make-whole payment of U.S.$91.7 million.

On October 29, 2019, we issued two series of sustainability bonds in the international capital markets for a total amount of U.S.$1,000.0 million (one series with a 10-year maturity and the other one with a 30-year maturity). The amount of the issuance was U.S.$500.0 million for each of those series. The proceeds of the issuance were used (A) to finance part of the “MAPA” project, (B) to repurchase part of the following bonds issued by us in the United States: (i) U.S.$43.5 million (out of U.S.$135.1 million) of the 5.000% Notes due 2021, and (ii) U.S.$129.7 million (out of U.S.$255.9 million) of the 4.750% Notes due 2022, and (C) for other capital management activities. These bonds were the first sustainable bonds issued by us; we were the first forestry company in Latin America to issue a sustainable bond. These bonds are classified as “sustainable” since, regardless of the use of proceeds described above, we will allocate an amount equivalent to the resources obtained from such issuance and placement to finance or refinance, in whole or in part, one or more green (environmental) and social projects selected for the purposes of the issuance in accordance with the Sustainability Bond Framework adopted by us.

On July 29, 2019, we made a final payment of U.S.$169.6 million to repay in full our 7.250% Notes due 2019.

On April 30, 2019, we issued two series of bonds in the international capital markets for a total amount of U.S.$1,000.0 million (one series with a 10-year maturity and the other one with a 30-year maturity). The amount of the issuance was U.S.$500.0 million for each of those series. The proceeds of the issuance were used (A) to finance part of the “MAPA” project, (B) to repurchase part of the following bonds issued by us in the United States: (i) U.S.$33.2 million (out of U.S.$202.8 million) of the 7.250% Notes due 2019 and (ii) U.S.$65.1 million (out of U.S.$200.3 million) of the 5.000% Notes due 2021, and (C) for other general corporate purposes.

On April 1, 2019, we signed an export credit agreement with Finnvera (the Finnish state-owned financing company) and three banks entities (BNP Paribas, JP Morgan Chase & Co. and Santander) for a total amount of €555.0 million. The agreement sets forth the disbursement period during the construction of the “MAPA” project and a 8.5 year maturity period with equal amortizations installments. The funds will be used to purchase the main equipment for the “MAPA” project from the main suppliers (i.e., Andritz and Valmet). As of December 31, 2019, the total amount disbursed was €112.4 million. Since Finnvera provides export financing to companies that can comply with Finnvera’s environmental and social requirements, the fact that we entered into this credit agreement evidences our commitment with sustainable development, as well as our compliance with those sustainability standards imposed by Finnvera.

As of December 31, 2019, the current portion of our bank debt was U.S.$183.3 million of which 97.6% was U.S. dollar‑denominated. As of December 31, 2019, our total non‑current portion of our bank debt was U.S.$763.7 million of which 84.5% was U.S. dollar‑denominated.

As of December 31, 2019, we also had total capital markets borrowings (including the current portion of such debt) of U.S.$ 4.8 billion, 72.5% of which were U.S. dollar‑denominated.

          As of December 31, 2019, the weighted average maturity of our non‑current debt was 16.17 years. The interest rate on our floating rate debt is determined principally by reference to the London inter‑bank offered rate (LIBOR), and as of December 31, 2019, the average spread for our U.S. dollar floating rate debt over six‑month LIBOR was 1.47%. As of December 31, 2019, the average interest rate for our U.S. dollar fixed rate debt was 4.52%. These average rates do not reflect the effect of swap agreements.

          As of December 31, 2019, we guaranteed obligations of U.S.$236.1 million related to Montes del Plata, U.S.$300.0 million related to Arauco North America and U.S.$7.0 million related to Arauco Forest Brazil and Mahal.

The instruments and agreements governing our bank loans and local bonds set limits on our incurrence of debt and liabilities through the use of financial covenants. The principal financial covenants contained in our bank loan agreements in effect on December 31, 2019 are as follows:

•	Our debt to equity ratio must not exceed 1.2:1; and

•	Our interest coverage ratio must not be less than 2:1.

The principal financial covenant contained in our local bond agreements in effect on December 31, 2019 is:

•	Our debt to equity ratio must not exceed 1.2:1.

We were in compliance with all bank loan and bond covenants as of December 31, 2019. Our U.S. dollar‑denominated bonds do not contain financial covenants.

Off-balance Sheet Arrangements

We do not have any off‑balance sheet arrangements.

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

We manage the treasury activities of all our Chilean subsidiaries and certain foreign subsidiaries on a centralized basis. In the case of our Argentine, Mexican and Brazilian subsidiaries, our Corporate Finance Department supervises and controls compliance with our finance policies but their daily treasury activities are managed independently.

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

Hedging

We periodically review our exposure to risks arising from fluctuations in foreign exchange rates and interest rates and decide, on a case‑by‑case basis, at our senior management level whether to hedge such risks. Our Derivatives Policy establishes the minimum requisites our counterparties must meet, as well as proper procedures. As a result, from time to time we enter into currency and interest rate swaps with respect to a portion of our borrowings. See Note 23 to our audited consolidated financial statements. Arauco applies hedge accounting for financial instruments whose purpose is to hedge against foreign currency fluctuations.

Cross Currency Swap Agreements

We have outstanding the following cross currency swap agreements in Chile to hedge our local bonds issued in UF:

	UF Notional Amount	U.S.$ Notional Amount	Hedging Start Date	Maturity
Deutsche – U.K.	909,091	39,653,006	10/30/2011	10/30/2021
JPMorgan – N.A.	909,091	39,653,006	10/30/2011	10/30/2021
Scotiabank – Chile	909,091	34,933,122	04/30/2014	04/30/2023
Scotiabank – Chile	909,091	34,889,491	04/30/2014	04/30/2023
Santander – Chile	909,091	34,524,604	04/30/2014	04/30/2023
BCI – Chile	909,091	34,201,420	04/30/2014	04/30/2023
Banco de Chile – Chile	909,091	34,524,605	10/30/2019	10/30/2029
Itaú Corpbanca – Chile	1,000,000	42,864,859	09/01/2010	09/01/2020
Scotiabank – Chile	1,000,000	42,864,859	09/01/2010	09/01/2020
Deutsche – U.K.	1,000,000	42,864,859	09/01/2010	09/01/2020
Santander – Spain	1,000,000	42,873,112	09/01/2010	09/01/2020
Scotiabank – Chile	1,000,000	42,864,257	09/01/2010	09/01/2020
Itaú Corpbanca – Chile	1,000,000	46,474,122	05/15/2012	11/15/2021
JPMorgan – N.A.	1,000,000	47,163,640	11/15/2012	11/15/2021
Scotiabank – Chile	1,000,000	42,412,852	11/15/2013	11/15/2023
Santander – Chile	1,000,000	41,752,718	11/15/2013	11/15/2023
Deutsche – U.K.	1,000,000	41,752,718	11/15/2013	11/15/2023
BCI - Chile	375,000	16,194,459	10/01/2014	04/01/2021
BCI - Chile	375,000	16,198,761	10/01/2014	04/01/2021
Santander – Chile	3,000,000	128,611,183	10/01/2014	04/01/2024
JPMorgan – U.K.	1,000,000	43,185,224	10/01/2014	04/01/2024
Itaú Corpbanca – Chile	1,000,000	43,277,070	10/01/2014	04/01/2024
Santander – Chile	5,000,000	201,340,031	11/15/2016	11/15/2026
Goldman Sachs – N.A.	1,000,000	40,521,750	10/10/2018	10/10/2028
Scotiabank – Chile	1,000,000	40,537,926	10/10/2018	10/10/2028
Goldman Sachs – N.A.	1,000,000	40,066,555	10/10/2018	10/10/2028
Santander – Chile	3,000,000	118,400,504	10/10/2018	10/10/2038
Santander – Chile	2,500,000	97,971,786	10/10/2018	10/10/2038
Total	35,613,636	1,472,572,499

These cross‑currency swap agreements allow us to hedge our currencies exposures regarding exchange rates. Through these agreements, we receive cash flows in UF, which allow us to comply with the terms of our outstanding bonds and pay fixed amounts in U.S. dollars, the currency in which a significant amount of our assets and sales are denominated.

We have outstanding the following cross currency swap agreements in Chile to hedge our bank loans denominated in Euro:

	EUR Notional Amount	U.S.$ Notional Amount	Hedging Start Date	Maturity
Santander – Chile	100,000,000	118,670,000	06/15/2021	12/15/2029
Banco de Chile – Chile	50,000,000	59,335,000	06/15/2021	12/15/2029
MUFG Bank – Japan	100,000,000	118,670,000	06/15/2021	12/15/2029
JP Morgan – N.A.	200,000,000	237,340,000	06/15/2021	12/15/2029
HSBC – N.A.	50,000,000	59,335,000	06/15/2021	12/15/2029
Total	500,000,000	593,350,000

Through these cross-currency swap agreements we receive cash flows in EUR, which allow us to comply with the terms of our outstanding bank liabilities and pay fixed amounts in U.S. dollars, the currency in which a significant amount of our assets and sales are denominated.

The aggregate fair value of our UF and EUR cross‑currency swap agreements as of December 31, 2019, represented a liability of U.S.$106.6 million as compared to December 31, 2018, when they represented a liability of U.S.$51.2 million.

Interest Rate Swap Agreements

We have outstanding the following interest rate swap agreements to hedge fluctuations in floating rates for long‑term debt in Uruguay:

Bank	Currency	U.S.$ Notional Amount
DNB Bank ASA	USD	33,758,405(1)

(1)   U.S.$ notional amount includes multiple contract agreements.

The fair value of this agreement as of December 31, 2019, represented a liability of U.S.$7.6 million for Arauco. The notional amount shown in the table above and the fair value account for 50% of the notional amount and the fair value respectively, since these agreements were entered into by Montes del Plata (of which Arauco owns 50% of its shares).

Forward Agreements

As of December 31, 2019, we have outstanding forward agreements in Chile, Colombia and Uruguay to hedge fluctuations in the respective local currencies, as follows:

Bank	Exchange Rate	U.S.$ Notional Amount		Hedging Start Date	Maturity
Banco de Chile – Chile	USD-CLP	47,198,102		10/11/2019	12/11/2020
Banco de Chile – Chile	USD-CLP	47,136,593		10/11/2019	12/11/2020
BCI – Chile	USD-CLP	47,061,633		10/11/2019	12/11/2020
Itaú Corpbanca – Chile	USD-CLP	47,102,491		10/11/2019	12/11/2020
Itaú Corpbanca – Chile	USD-CLP	46,838,174		10/11/2019	12/11/2020
Itaú Corpbanca – Chile	USD-CLP	49,519,410		10/11/2019	12/11/2020
BCI – Chile	USD-CLP	48,292,295		10/11/2019	12/11/2020
Itaú Corpbanca – Chile	USD-CLP	51,267,096		01/10/2020	12/11/2020
Scotiabank – Chile	USD-CLP	51,222,327		01/10/2020	12/11/2020
Corpbanca Colombia	USD-COP	2,000,000		11/07/2019	01/14/2020
Corpbanca Colombia	USD-COP	1,700,000		11/25/2019	02/11/2020
Banco Santander Uruguay	USD‑UYU	8,070,000	(1)	‑	‑
HSBC Uruguay	USD‑UYU	12,915,000	(1)	‑	‑
Citibank U.K.	USD‑UYU	1,500,000	(1)	-	-
Banco Itaú Uruguay	USD-UYU	3,710,000	(1)	-	-
Citibank U.K.	USD-EUR	833,000	(1)	‑	‑

(1)     U.S.$ notional amount includes multiple contract agreements.

The fair value of these agreements as of December 31, 2019, represented a liability of U.S.$18.3 million, which includes the Chilean and the Colombian forward agreements and the 50% of total fair value of the forward agreements entered into by Montes del Plata (of which Arauco owns 50% of its shares).

Commodity Swap Agreements

We have also analyzed our exposure to risks associated with fluctuations in the prices of commodities, including fuel oil. As of December 31, 2019, we had outstanding the following commodity swap agreements to hedge fluctuations in the prices of fuel oil in Uruguay:

Bank	Exchange Rate	U.S.$ Notional Amount
JPMorgan Chase Bank, N.A.	Fuel Oil No. 6	6,924,720(1)
DNB Bank ASA	Fuel Oil No. 6	5,241,366(1)

(1)     U.S.$ notional amount includes multiple contract agreements.

The fair value of these agreements as of December 31, 2019, represented an asset of U.S.$1.4 million for Arauco. The notional amount shown in the table above and the fair value account for 50% of the notional amount and the fair value, respectively, since these agreements were entered into by Montes del Plata (of which Arauco owns 50% of its shares).

Research and Development

We spent U.S.$9.8 million in 2017, U.S.$12.0 million in 2018 and U.S.$10.9 million in 2019 on research and development. We conduct our principal research and development programs through our subsidiary, Bioforest, which concentrates its efforts on applying and implementing advanced technologies to the specific characteristics of our forests and mills.

In our forestry product business segment, we are continuously researching and attempting to develop different strains of long‑fiber pine and short fiber eucalyptus trees to improve their quality and to shorten their average harvest cycle. Additionally, we maintain close relations with certain international research institutes and the scientific community that participate in our industry. Bioforest has increased the growth rate of our radiata pines, eucalyptus globulus and eucalyptus nitens, adding more value to our plantations.

In the pulp and panels business segments, Bioforest has been adding value to Arauco through researching and developing new technologies in order to produce our goods in a more efficient way and improve the quality of our products, to use them in new ways and to create a better understanding and knowledge of our process.

Trend Information

Pulp

At the end of 2019, pulp demand in China started showing better signs mainly due to the easing of trade-related tensions between China and the United States, and lower inventories in both softwood and hardwood pulp. However, during Chinese New Year celebrations, the COVID-19 epidemic appeared, and we faced some logistic issues in China because of the difficulties in ports and transportation. For March orders, our prices were slightly affected in short fiber, mainly because of uncertainty in the market. At the end of March, with the apparent control of the disease, we saw that logistics were normalizing and demand remained stable mainly due to higher tissue consumption and restocking by paper producers.

In Europe, during December 2019 and January 2020, we saw an active pulp demand but with the arrival of the COVID-19 there is a lot of uncertainty because of the impact that the disease may cause in demand and normal operations, especially in Italy and Spain. Until March 2020, we were still having a healthy demand specially from tissue producers. The rapid advance of the pandemic in Europe may cause a negative impact on demand and logistics.

In relation to our pulp mills as of March 2020, regarding COVID-19, wood pulp production was declared as an essential business by the authorities in the countries where we have operations. Nevertheless, in some of them we have had some positive tested direct or indirect employees and we have taken all the actions required by governmental authorities.

Regarding the MAPA project, as of March 2020, we had an advance of 44.6%. Due to the effects of COVID-19, additionally to the measures we have taken in all of our mills, contractors and subcontractors were adopting additional measures to strengthen sanitary conditions.

Wood Products

At the beginning of 2020, the trend for panels was positive. In the United States, the Housing Starts index appeared to maintain a healthy trend reaching approximately 1.6 million units per year in February. Mexico was showing a good demand even with a weak economic activity. Brazil and Argentina were recovering volumes and, in some products obtaining better margins. But the effects of COVID-19 put a lot of uncertainty in these markets. Lower construction figures, restrictions in logistics and the quarantine declared in some countries adversely impacted the demand of our products. In the United States, Canada and Argentina this industry was declared essential. The rapid advance of the pandemic in our principal markets, including North America, may have a material negative impact on demand and logistics.

In the case of sawn timber and remanufactured wood products, the uncertainty is also adversely affecting demand in some markets. Nevertheless, in the case of China and other Asian markets we are seeing a good demand.

For more information regarding trends in our business, see “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition —Results of Operations and Cash Flows —Overview”.” For risks affecting our business, see “Item 3. Key Information—Risk Factors.”

Item 6. Directors, Senior Management and Employees

DIRECTORS AND EXECUTIVE OFFICERS

Directors

A Board of Directors manages our business. Our estatutos (by‑laws) require that the Board of Directors consist of nine directors. Our directors cannot also be our executives. The entire board is elected every three years and can be re‑elected for any number of periods. The current board was elected in April 2017, and their terms will be renewed in April 2020. It is expected that in the next shareholders’ meeting of the Company, scheduled to be held on April 21, 2020, the current board will be re-elected. The board may appoint replacements to fill any vacancies that occur during periods between elections; however, at the annual shareholders’ meeting following any such replacement, an election of the entire board must take place. Scheduled meetings of the Board of Directors are generally held once a month. Extraordinary board meetings are called when summoned by the Chairman or when requested by at least two directors. We have not entered into any contracts with our current directors to provide any benefits upon the termination of their relationship with us. We do not have a compensation committee.

Our current directors are listed below.

Name	Years as Director	Position	Age
Manuel Bezanilla	33	Chairman	75
Roberto Angelini	33	First Vice‑Chairman	71
Jorge Andueza	26	Second Vice‑Chairman	71
Alberto Etchegaray	26	Director	74
Eduardo Navarro	12	Director	54
Timothy C. Purcell	15	Director	60
Franco Mellafe	5	Director	44
Juan Ignacio Langlois	4	Director	52
Jorge Bunster(1)	19	Director	67

(1)     Jorge Bunster was Director from 1996‑2010. He rejoined the Board of Directors in April 2017.

Included below are brief biographical descriptions of each of our directors.

Manuel Bezanilla became a Director on April 30, 1986 and became Chairman of the Board of Directors on April 23, 2013. He served as Second Vice‑Chairman of the Board of Directors from May 4, 2007 to April 23, 2013. He is also a partner of the law firm Portaluppi, Guzmán y Bezanilla. He serves as Chairman of the board of Forestal Arauco and serves as a member of the boards of directors of Empresas Copec, COPEC, Pesquera Iquique‑Guanaye S.A., AntarChile, Inversiones Siemel S.A. and Inversiones Angelini y Compañía Limitada (“Inversiones Angelini”). Mr. Bezanilla holds a law degree from the Catholic University of Chile.

Roberto Angelini became a Director on April 30, 1986 and became First Vice‑Chairman of the Board of Directors on May 4, 2007. He served as Vice‑Chairman of the Board of Directors from April 18, 1991 to January 4, 2005, when he voluntarily resigned, and as Second Vice‑Chairman of the Board of Directors from January 27, 2005 to May 4, 2007. He serves as Chairman of the board of directors of Empresas Copec, COPEC, AntarChile, Corpesca S.A., Pesquera Iquique‑Guanaye S.A., Inversiones Alxar S.A., Inversiones Angelini, Inversiones Caleta Vitor S.A. and Servicios Corporativos Sercor S.A. He also serves as a member of the boards of directors of Forestal Arauco, Empresa Pesquera Eperva S.A., Orizon S.A., Cumbres Andinas S.A.C. and Inversiones Siemel S.A. Mr. Angelini holds a degree in civil engineering from the Catholic University of Chile.

Jorge Andueza became a Director on April 11, 1994 and was appointed Second Vice‑Chairman of the Board of Directors on April 23, 2013. He is also the Chairman of the board of directors of Inversiones Siemel S.A. and Orizon S.A., and serves as a member of the boards of directors of COPEC, Empresas Copec, Forestal Arauco, Empresa Pesquera Eperva S.A., Corpesca S.A., Pesquera Iquique‑Guanaye S.A., Organización Terpel S.A., Inversiones Caleta Vitor S.A. and Servicios Corporativos Sercor S.A. Mr. Andueza holds a degree in electronic civil engineering from Federico Santa María Technical University.

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

Eduardo Navarro became a Director on September 25, 2007. He is also the Chief Executive Officer of Empresas Copec S.A., the Chief Executive Officer of Pesquera Iquique‑Guanaye S.A., and serves as chairman of the board of Abastible S.A. and a member of the board of directors of COPEC, Solgas S.A., Duragas S.A., Corpesca S.A., Inversiones Caleta Vitor S.A., Orizon S.A., Inversiones Alxar S.A., Inversiones Laguna Blanca S.A., Cumbres Andinas S.A.C. and Nortesantandereana de Gas S.A.. Mr. Navarro holds degrees in commercial engineering and economics, and a master’s degree in economics, all from the Catholic University of Chile.

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

Juan Ignacio Langlois became a director on April 26, 2016. He is also Partner of Tyndall Group. Mr. Langlois currently serves as a member of the board of directors of Metrogas S.A. He also serves as alternative director of Minera Las Cenizas S.A. Mr. Langlois received a law degree with maximum distinction from the Universidad de Chile School of law as well as a master’s degree in business administration (MBA) from the Kenan‑Flagler Business School, University of North Carolina at Chapel Hill.

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

Name	Years with Arauco	Position	Age
Matías Domeyko (1)	33	Chief Executive Officer	58
Cristián Infante	24	President & Chief Operating Officer	53
Gianfranco Truffello	25	Chief Financial Officer	51
Robinson Tajmuch	29	Senior Vice‑President Comptroller	63
Iván Chamorro	19	Senior Vice‑President Human Resources & EHS	46
Franco Bozzalla	30	Senior Vice‑President Wood Pulp & Energy	57
Charles Kimber	34	Senior Vice‑President Commercial & Corporate Affairs	58
Antonio Luque	27	Senior Vice‑President Wood Products	63
Camila Merino	9	Senior Vice‑President Forestry	52
Gonzalo Zegers	12	Senior Vice‑President International & Business Development	59
Felipe Guzmán	12	General Counsel	50

_______________

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

Robinson Tajmuch is the Senior Vice‑President Comptroller of Arauco. He joined Arauco in 1991 and was previously our Comptroller. Before joining Arauco, he served as Auditing Manager at Pricewaterhouse. Mr. Tajmuch holds a degree in accounting and auditing from the Santiago University of Chile.

Iván Chamorro is the Senior Vice‑President Human Resources & EHS of Arauco. He holds a degree in civil engineering and MBA from the Catholic University of Chile. Mr. Chamorro joined the company in 2001, working in the commercial department and later, as its Manager of Public Affairs and Communications.

Franco Bozzalla is the Senior Vice‑President Wood Pulp & Energy of Arauco. He joined Arauco in 1990. He was formerly a sales representative of Forestal Arauco and the Panels Area Managing Director. Mr. Bozzalla holds a degree in civil engineering from the Catholic University of Chile.

Charles Kimber is the Senior Vice‑President Commercial & Corporate Affairs of Arauco. He graduated from the Catholic University of Chile with a degree in Commercial Engineering and joined Arauco in 1986, where he has held several positions in sales. He was previously Managing Director of Arauco Wood Products Inc.

Antonio Luque is the Senior Vice‑President Wood Products of Arauco. He joined Arauco in 1993. Before joining Arauco, he was the General Manager of Cabildo S.A. and a research engineer at Compañía Industrial. Mr. Luque holds a degree in civil engineering from the University of Chile.

Camila Merino is the Senior Vice‑President Forestry of Arauco. Prior to joining Arauco, Ms. Merino served as the Labor Minister of the Chilean government. She also served as Chief Executive Officer at Metro de Santiago and Corporate Vice President at SQM. Ms. Merino holds a degree in civil engineering from the Catholic University of Chile and a master’s degree in business administration from the Massachusetts Institute of Technology.

Gonzalo Zegers is the Senior Vice‑President International & Business Development of Arauco. He joined Arauco in 2008. Before joining our Company, he was the general manager of Agrofruta S.A. from 1991 to 1995, Chief Financial Officer (1995‑1996) and Chief Executive Officer (1996‑2005) of Masisa, and Chief Executive Officer of ATC Panels Inc. (USA) until 2008. Mr. Zegers holds a degree in commercial engineering from the Santiago University of Chile.

Felipe Guzmán is the General Counsel of Arauco. He joined Arauco in December 2008. Before joining our Company, he worked at the law firm Portaluppi, Guzmán & Bezanilla (1996‑2008), and he spent a year as an International Associate at Simpson, Thacher & Bartlett in New York (2000‑2001). Mr. Guzmán holds a law degree from Finis Terrae University, and a Master of Law from Duke University.

Compensation

For 2019, the aggregate compensation of all our directors and executive officers and senior managers paid or accrued in that year for services in all capacities, including salaries and compensation for their service to those executive officers who serve as directors, was U.S.$2.5 million. We do not maintain any pension or retirement programs or incentive compensation plans for our directors or executive officers. We also do not maintain any plans providing for benefits upon termination of employment. The following table sets out the compensation of our directors, executive officers and senior managers for their services in 2019.

2019
Manuel Bezanilla	U.S.$556,681
Roberto Angelini	301,976
Jorge Andueza	319,978
Cristián Infante	105,434
Matías Domeyko	109,805
Jorge Garnham M.	65,932
Alberto Etchegaray	119,277
Eduardo Navarro	119,277
Timothy C. Purcell	119,277
Franco Mellafe	176,701
Alvaro Saavedra	93,297
Jorge Serón	11,050
Robinson Tajmuch	11,961
Antonio Luque	10,000
Gonzalo Zegers	24,000
Pablo Ruival	18,304
Sergio Gantuz	18,304
Camila Merino	11,968
Jorge Bunster	119,277
Pablo Mainardi	27,535
Juan Ignacio Langlois	119,277
Total Compensation	2,459,311

Board Practices

In 2013, we created an audit committee, which was composed of two directors, Jorge Andueza and Timothy C. Purcell, as well as the Chief Executive Officer of Arauco, the Chief Operating Officer of Arauco, the Senior Vice‑President Comptroller of Arauco and the General Counsel of Arauco. Our securities are not listed on any U.S. national securities exchange and, therefore, we are not subject to the rules relating to audit committees imposed by the Sarbanes‑Oxley Act of 2002, as amended. In the Board of Director´s Meeting of November 24, 2015, it was agreed to reinforce the role of the audit committee, giving it new powers and amplifying its members. It is now composed by three directors: Jorge Andueza, Timothy C. Purcell, and Eduardo Navarro, as well as the Chief Executive Officer of Arauco, the President and Chief Operating Officer of Arauco, and the Senior Vice‑President Comptroller of Arauco It was also agreed that it would report to the Board of Directors on a biannual basis.

In 2019, an Ethics and Compliance Committee was created by our Board of Directors. The members of such Ethics and Compliance Committee are Messrs. Manuel Bezanilla (Chairman of the Board of Directors), Jorge Andueza (second Vice-Chairman of the Board of Directors), Matías Domeyko (Chief Executive Officer), Cristián Infante (President & Chief Operating Officer), Robinson Tajmuch (Senior Vice‑President Comptroller) and Felipe Guzmán (General Counsel). The Committee replaced the previously existing ethics committee and is in charge of the supervision of the processes implemented by the Company in order to comply with the ethical standards and the regulations related to compliance.

Employees

The following table provides a breakdown of our employees by main category of activity as of the end of each year in the three‑year period ended December 31, 2019.

	2019	2018	2017
Executives	490	448	498
Professionals and Technicians	5,206	5,059	4,453
Workers	12,423	11,745	10,428
Total	18,119	17,252	15,379

Under Chilean, Brazilian and Mexican labor legislation, we are secondarily liable for the payment of labor and the social security obligations owed to employees of our contractors. In Chile, in the event that we do not exercise the rights granted to us by the labor laws regarding the supervision of our contractors in their compliance of their labor and social security obligations, then our responsibility is elevated from secondary to joint and several, thus enabling an employee of a contractor to bring a claim relating to these obligations against both the contractor and to us, as the party hiring such contractor, although the contractor would remain primarily liable for such obligations. Furthermore, as a general rule, we are also responsible for some of the health and safety conditions of the contractors’ workers, and we are obligated to supervise the compliance by our contractors with all obligations related to such conditions while such workers are performing activities for us within our corporate purpose.

In Argentina, substantially similar joint liability rules apply to a principal and its contractors. In addition, national rural labor law, Law No. 26,727, promulgated on December 28, 2011 and fully operational in March 2013 after publication of certain relevant regulations, permits contractor employees under forestry contracts to bring actions directly against the principal to whom the employees’ services are being provided, instead of requiring them to bring actions against the contractor. For work or services related to the ordinary production process of a principal, the law provides that an employment relationship exists between the principal and the employee of the contractor. By means of Decree No. 34/2019 (the “Decree”), the Argentine Federal Government declared a public emergency with regard to employment for a term of one hundred and eighty (180) days as of December 13, 2019 (the date the Decree was published in the Official Gazette). Within that scope, the Decree establishes that employees dismissed without cause are entitled to receive double severance. With the aim of generating new employment opportunities, employees hired after the Decree came into force will not be subject to the Decree.

Approximately 59% of our employees in Chile, 54% of our employees in Argentina, 29% of our employees in Uruguay, 9.5% of our employees in Brazil, 40% of our employees in Mexico and none of our employees in the United States or Canada were unionized as of December 31, 2019. We negotiate collective bargaining agreements of two, three or four years’ duration with unionized employees.

We have stable employee relations in Chile, Argentina, Brazil, Uruguay, Mexico, the United States and Canada.

In Chile we experienced (i) one stoppage during October 2019 (lasting three days), three stoppages caused by own employees in our pulp mill located in Horcones and that also affected other mills in the complex. Additionally, we had some specific stoppages during October and November 2019 as a result of social unrest in Chile, as our workers were not able to move to the production plants; (ii) one stoppage during April 2018 (lasting nine days), (iii) three stoppages caused by employees of our third party contractors in our Horcones complex during February (lasting two days), April (lasting two days) and November (lasting five days) of 2017; (iv) seven separate occasions of blockades during 2016, which included stoppages in the Horcones complex for four days and another for one day; a three‑day stoppage at the entrance of our El Colorado sawmill; three one‑day stoppages in our Viñales sawmill during the months of April, August and November 2016; and a three‑day stoppage in our Constitución Mill during May 2016; and (v) four separate occasions of transportation contractors blocking the entrance of our Horcones complex on January 13, February 17, March 24, and September 21, 2015. During 2015, the pulp union carried out three work stoppages and blockade; the first event occurred on May 25 lasting three days; the second on August 3, lasting three days; and the last one on September 1, which lasted 14 days.

At the end of 2017, the Constitución pulp mill and the Viñales sawmill and remanufacturing facility experienced a 40-day stoppage caused by workers of certain transportation companies.

In August 2019, Arauco North America announced the closure of our St. Stephen particleboard operation. The main rationale behind this decision was the newly constructed Grayling, Michigan mill and the heavy cost structure of the St. Stephen operation.  On December 13, 2019, our St. Stephen particleboard operation officially ceased and approximately 60 people were laid off.

During 2019, there have been no strikes or other material work stoppages with respect to our Mexican operations. We have collective-bargaining agreements with the unions representing the employees of our Mexican subsidiaries.

Our Argentine operations have experienced the following stoppages in the last five years: (i) a five‑day stoppage at Arauco Argentina’s mill in Misiones in January 2015, as a result of a road blockage lead by the truckers union; (ii) a 6‑hour stoppage in Arauco Argentina’s mill in Zarate; and (iii) a stoppage of three days during May 2015 and August 2015, as well as a 14‑day stoppage during September 2015 in Arauco Argentina’s pulp mill, Puerto Esperanza. During December 2018, we renewed the collective bargaining agreement with the chemical union that represents the employees of Petroquímica General San Martín.

Our Brazilian operations have not experienced any work stoppages in the last nine years, other than a generalized trucker strike in 2018 that affected our operations. As a consequence of this event, the Company was prevented from receiving raw materials and dispatching products, and our employees could not easily access our Brazilian mills during such time, which resulted in a stoppage of ten days.

During 2019, our Uruguayan operations did not experience any relevant work stoppages. In December 2019, we entered into a labor agreement with unions representing the employees of our pulp mill and forestry union. Also, during 2018 and 2017, we entered into a labor agreement with unions representing the employees of our pulp mill and forestry nursery in Uruguay.

On June 4, 2016, the Montes del Plata mill’s activity was suspended for five days as a result of labor unrest involving employees of our logistics contractors, who blocked the access to the mill. Montes del Plata is the name of the 50/50 joint operation between Arauco and Stora Enso in Uruguay.

During 2015, there were 28 minor events at Montes del Plata in Uruguay amounting to 5.5 days of work stoppages, caused by transportation and timber logistics contractors.

During the last seven years, there have been no strikes or other material work stoppages at our U.S. and Canadian subsidiaries.

Share Ownership

Our First Vice‑Chairman, Roberto Angelini, owns directly and indirectly 35.9% of Inversiones Angelini, which is the principal shareholder of AntarChile. He directly owns 0.2% of AntarChile. Through his direct and indirect interests in Inversiones Angelini, AntarChile and Empresas Copec, Roberto Angelini beneficially owns 14.2% of our shares. Our Director Franco Mellafe owns indirectly a 5.2% of Inversiones Angelini. He also directly owns 0.059% of AntarChile, and 0.00006% of Empresas Copec. Through his direct and indirect interests in Inversiones Angelini, AntarChile and Empresas Copec, Franco Mellafe beneficially owns 2.06% of our shares.

None of our other directors or executive officers beneficially owns 1% or more of our shares.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Our only outstanding voting securities are shares of common stock of a single series, without nominal (par) value. The following table sets forth certain information concerning ownership of our common stock, as of April 14, 2020, with respect to each shareholder known by us to own more than 5% of the outstanding shares of our common stock and all of our directors and executive officers, as a group.

	Number of Shares Owned	Percentage Ownership
Empresas Copec	113,134,814	99.98
Directors and executive officers of our Company, as a group..	—	—

Through its ownership of our Common Stock, Empresas Copec currently has voting control over us.

Empresas Copec is a Chilean public company listed on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange. It is a holding company, the principal interests of which are in Arauco, gasoline distribution, electricity, gas distribution, fishing and mining. Before October 1, 2003, Empresas Copec’s legal name was Compañía de Petróleos de Chile S.A. As of that date, Compañía de Petróleos de Chile S.A. transferred all its gasoline and fuel‑related business assets to a new subsidiary, Compañía de Petróleos de Chile COPEC S.A., and changed its legal name to Empresas Copec S.A. As of December 31, 2019, AntarChile owned 60.8% of Empresas Copec.

Through its ownership in Empresas Copec, AntarChile beneficially owned 60.8% of our shares as of December 31, 2019. As of April 14, 2020, AntarChile beneficially owned 60.8% of our shares. Inversiones Angelini in turn owns 63.4% of AntarChile’s shares, and certain other related investors own an additional 11.27% of AntarChile. Inversiones Angelini and such other investors are defined herein as the “Angelini Group.”

The principal equity owners of interest in Inversiones Angelini are Mr. Roberto Angelini Rossi directly and indirectly with 36.0% and Mrs. Patricia Angelini Rossi directly and indirectly with 29.0%.

As of December 31, 2019, and April 14, 2020, the Angelini Group controlled Arauco through the ownership structure described above.

RELATED PARTY TRANSACTIONS

We engage in a variety of transactions in the ordinary course of business with related parties. Related parties include, among others, directors, officers and affiliates of our Company. The norms for transactions with related parties by and among public corporations and their subsidiaries are mainly regulated by Title XVI of the Chilean Companies Act, or Title XVI, and articles 44 and 89 of the Chilean Companies Act. Title XVI requires that our transactions with related parties contribute to our Company’s interest and be on a market basis or on terms similar to those prevailing in the market. In addition, Title XVI provides that related party transactions must be approved by an informed majority of the disinterested members of the Board of Directors. If a majority of the disinterested directors abstains from voting on a particular transaction, the transaction must be approved by a unanimous vote of the non‑abstaining disinterested directors or by two‑thirds of the shares with voting rights. Resolutions approving any such transactions must be reported to our shareholders at the next annual shareholders’ meeting.

Notwithstanding the above, in accordance with Article 147 of the Chilean Companies Act, the following transactions with related parties do not need to follow the procedure set forth in the previous paragraph: (i) transactions which do not involve material amounts; (ii) transactions with affiliates in which we control 95% or more of the equity; and (iii) transactions that are considered by our Board to be performed in the ordinary course of our business in accordance with our general policy of customary dealings, which was approved by our Board on March 27, 2018 and is available to shareholders at our main office and is published on our website, at www.arauco.cl or www.arauco.com.

Article 146 of the Chilean Companies Act defines related party transactions as negotiations, acts, contracts or transactions between a corporation and any other person or entity that involve the following:

•	directors or officers of the corporation (or their respective spouses and certain other relatives) acting on their own or on behalf of persons different from the corporation;

•	directors or officers of the corporation (or their respective spouses and certain other relatives) who have a direct or indirect ownership interest of at least 10% of the equity shares of the other company or are also directors or officers of such other company;

•	persons who have been in the last 18 months previous to the transaction, directors or officers of the corporation; and

•	“related persons” of the corporation, as defined in article 100 of the Chilean Law 18,045, or Chilean Securities Markets Law.

Article 100 of the Chilean Securities Markets Law establishes that the following are “related persons” to a company: (i) the entities of the grupo empresarial (corporate group) to which such company belongs; (ii) the entities that are either parent company, subsidiary, owners of at least 10% of the equity of a company or other companies in which the company owns at least 10%; (iii) directors or officers of the company (or their respective spouses and certain other relatives); (iv) any person who, individually or with other persons under a voting agreement can designate at least one member of the management of the company or control at least 10% of the capital of such company; and (v) any other person who is indicated as such by the Chilean Commission for the Financial Market, in accordance with certain parameters established by the above‑mentioned Article 100.

Our transactions with affiliates include the following:

•	We purchase goods and services that may also be provided by other suppliers. Among the most significant are our fuel purchases from COPEC, a subsidiary of Empresas Copec, our majority shareholder;

•	We hire port services from Puertos y Logística S.A. (formerly Puerto de Lirquén S.A.) and Puerto Lirquén S.A. (formerly Portuaria Sur de Chile S.A.), which companies were related parties until April 2019, when we sold our 20.2% interest in such companies to DP World Holding UK Limited;

•	We hire port services from our 50% affiliate Compañía Puerto de Coronel S.A.;

•	We purchase from EKA Chile, a chlorate sodium supplier, which is 50% controlled by Arauco, and we provide EKA Chile with electricity; and

•	We obtain legal services from Portaluppi, Guzmán y Bezanilla, a law firm of which one of our directors, Manuel Bezanilla, is a partner.

Financial information concerning transactions with affiliates is included in Note 13 to our audited consolidated financial statements.

Item 8. Financial Information

See “Item 18.—Financial Statements.”

EXPORT SALES

Export sales constituted 62.1% of our revenues for the year ended December 31, 2019. Our total export revenues for 2019 were U.S.$3,308.4 million. Our principal overseas markets are Asia, North America and Europe. See “Item 4. Information on our Company—Description of Business—Domestic and Export Sales.”

LEGAL PROCEEDINGS

From time to time, we have been subject to environmental proceedings related to allegations by the Chilean environmental regulators and private parties including proceedings related to the Valdivia Mill, the Arauco Mill, the Nueva Aldea complex, the Licancel Mill and the Constitución Mill. As a result of these proceedings, we have been subject to monetary fines as well as sanctions, including orders to suspend or limit our operations. We are also subject to certain other legal proceedings. For more information regarding the environmental proceedings and other legal proceedings see Note 18 to our audited consolidated financial statements.

While Chilean law in general provides that only individuals can be convicted in criminal actions, there are several regulations that provide exceptions to this general rule, under which criminal responsibility of legal entities can be established for criminal offenses related to, among others, the financing of terrorism, asset laundering, receiving, disloyal administration or bribery. We do not have knowledge of any fact that could result in our criminal responsibility under such regulations.

Environmental Proceedings

We have been subject to certain administrative proceedings as a result of a pipe leakage in the Nueva Aldea Mill in 2013, the death of fish in the Cruces River in January 2014, close to the Valdivia Mill effluent discharge, and a pipe leakage in the Arauco Mill in February 2016, all of which are currently under investigation by the competent authorities.

In addition, in 2016 the Superintendence of the Environment initiated administrative proceedings against the Valdivia, Nueva Aldea, Licancel and Constitución mills. In 2017, the Superintendence of the Environment initiated an administrative proceeding against the Arauco Mill. The first part of the proceeding against the Valdivia Mill concluded in 2017. On December 15, 2017, the Superintendence of the Environment decided that the Valdivia Mill was liable for ten out of eleven charges and imposed a fine of 7,777 UTA (approximately U.S.$6.5 million as of December, 2018). We appealed this decision on April 5, 2018 before the Third Environmental Court. A decision by the Third Environmental Court was issued in February 2020. This decision partially accepted the claim, only in connection with the inadequate classification of one of the charges, ordering the Superintendence to make a new classification. The decision also mentioned that the Superintendence had not proved that the death of the fish in the Cruces River in January 2014 was caused by the operations of the Valdivia Mill. This ruling was appealed by both the Superintendence and the Company before the Supreme Court. A final decision by the Supreme Court is expected during 2020. In 2016, the Nueva Aldea and Constitución mills decided to submit compliance programs according to applicable regulations, both of which were approved by the Superintendence of the Environment. These programs required the mills to implement actions and/or make certain investments in connection with the charges made by the Superintendence. In December 2018 and July 2019, both compliance programs were officially terminated (“declaración de ejecución satisfactoria”) by the Superintendence of the Environment. With regard to the Licancel Mill, the Company filed its defense in June 2016. In February 2017, the Superintendence of the Environment found the Licancel Mill liable for three out of four charges and imposed a fine of 239 UTA (approximately U.S.$205,000). This decision was appealed before the above Superintendence, which on August 7, 2017, materially reduced the fine. Arauco paid the fine and this case was closed. Finally, with regard to the proceeding against Arauco Mill, the Company filed its defense in September 2017 and, in May 2018, the Superintendence of the Environment found the Arauco mill liable for two charges and imposed a fine of 699,6 UTA (approximately U.S.$635,000). Arauco paid the fine with a 25% reduction (using a benefit established by Chilean law) and this case has been closed.

In the United States, our Moncure mill was subject to an administrative proceeding by the North Carolina Department of Environment and Natural Resources. We negotiated a settlement (Special Order by Consent) in 2015 with the Environmental Management Commission (an agency of the State of North Carolina), which included a monetary fine and an agreement to replace certain emissions control equipment. Furthermore, on September 5, 2019, Arauco executed an additional agreement with the State of North Carolina to obtain additional time for modifications and acclimation of abatement equipment installed under such 2015 Special Order by Consent.  The Moncure mill is currently operating under such additional agreement.

In 2019, the Moncure mill received an initial notice of violation from the North Carolina Department of Environmental Quality (NCDEQ) for exceedances of stormwater benchmarks.  The administrative proceeding remains open until the Moncure mill can demonstrate ongoing compliance with such benchmarks.  There was no civil penalty assessed for the initial notice of violation.

Our Eugene, Oregon mill was subject to an administrative proceeding by the Lane Regional Air Protection Agency in 2018. We negotiated a settlement that included monetary fines and an agreement to implement improvements to certain emissions control equipment and processes. The mill was assessed a civil penalty, and after showing compliance this matter closed,unless the mill fails to meet emission standards in future compliance testing.

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

In September 2016, and considering the significant advantages offered by the Regularization Regime, Arauco Argentina accepted participating in the regime in relation to the above‑mentioned claim by AFIP.  Entering the Regularization Regime meant for Arauco Argentina the exemption of the applicable fines as well as the release of a portion of accrued interests. As a result, the disbursement amounted to AR$ 248.5 million (or approximately U.S.$13 million at December 31, 2017 exchange rate). Additionally, Arauco Argentina must carry out the payment of the costs and expenses to be determined by the Supreme Court, determination which is still pending at the time of this annual report. The decision to enter into the Regularization Regime required an unconditional release of Arauco Argentina in relation to the regularized obligations, as well as the release and waiver of any action derived for it in the above proceedings. On November 1, 2016, the Supreme Court accepted Arauco Argentina’s release and ordered the return of the file to the competent court. On April 18, 2017, Chamber I of the National Court of Appeals declared that the Company had abandoned its actions and rights, including its repetition rights, thus condoning the fine and the corresponding interests. Additionally, the Court of Appeals deferred the court fee determination until payment of the state attorneys has been decided by the lower court, ordering as well, the reimbursement of the contingency insurance posted. The bond has been released and returned to the insurance company. The fees of the state's lawyers have been determined by the lower Court and the Court of Appeals and the Company has paid fees in installments, as permitted by the "Regularization Regime".

Tax Litigation in Chile

On August 25, 2005, the Chilean IRS issued tax calculations No. 184 and No. 185 of 2005 objecting to certain capital reduction transactions effected by Arauco on April 16, 2001 and October 31, 2001, and furthermore, requesting reimbursement for amounts returned to us in respect of certain claimed tax losses. On November 7, 2005, we requested a Revisión de la Actuación Fiscalizadora (Review of the Supervision Action, or RAF), which is an administrative review of the tax action brought by the Chilean IRS, and subsequently, a claim was filed against the above‑mentioned tax calculations No. 184 and No. 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, which resolution, however, only partially sustained our request. In response, we filed an additional complaint with regard to the portion of the RAF that was not granted administrative review. On September 20, 2017, the Chilean Tax and Custom Court resolved to confirm the Chilean IRS tax calculations No. 184 and No. 185. On October 12, 2017, Arauco appealed this decision before the Santiago Court of Appeals. On June 29, 2018, the Santiago Court of Appeals confirmed the first instance ruling. On July 19, 2018, Arauco filed a “recurso de casación en el fondo y en la forma” (nullity recourse) before the Supreme Court.

On June 21, 2019, Arauco submitted a claim before the Constitutional Court ( “CC”) to obtain the declaration of unconstitutionality (“requerimiento de inaplicabililidad por inconstitucionalidad”) in respect of the third paragraph of article 53 of the Chilean Tax Code. On October 29, 2019, the abovementioned provision was declared unconstitutional by the CC with respect to Arauco’s case.

The third paragraph of article 53 of the Chilean Tax Code establishes a penalty interest of 1.50% per month for each month or fraction of a month, in the event of delay in the payment (total or partial) of any kind of taxes. As a result of the ruling issued by the CC, the penalty interest could not be applied against the Company in this case. Instead, the applicable interest should be the average interest charged by Chilean banks for transactions at any given date as determined by the Central Bank (interés corriente), accruing from the date on which the capital became due until the final payment date. Notwithstanding the above, the Chilean Supreme Court shall finally determine which interest should apply to replace the special interests contemplated in the Chilean Tax Code.

As of the date of this annual report, the abovementioned “recurso de casación en el fondo y en la forma” (nullity recourse) is still under review by the Supreme Court.

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

The CARF’s decision occurred on May 16, 2017, which accepted some of the company’s arguments but maintained other charges. On September 27, 2018, Arauco do Brasil S.A. was notified of CARF’s decision, which determined the value of the alleged infraction in R$ 57.5 million (equivalent to U.S.$ 14.28 million, as per the R$/U.S.$ exchange rate as of December 31, 2019), plus interest and inflation adjustments until the end of the trial. Arauco do Brasil S.A.filed a motion for clarification (embargos de declaración), requesting the CARF to clarify certain aspects of the decision. On January 25, 2019, the CARF decided that there were no clarifications or omissions pending, and therefore, the company filed a special resource (recurso especial) with the Superior Chamber of Fiscal Appeals of the CARF (Cámara Superior de Recursos Fiscales, or CSRF) on February 2, 2019, reiterating the arguments of the company regarding the issues under discussion. On June 21, 2019, such special recourse was partially dismissed. Therefore, on July 22, 2019, we filed an appeal against the dismissed portion of the ruling. As of the date of this annual report, the decision with respect to such appeal is pending. In accordance with the decision regarding the motion for clarification, CARF calculated the amount under discussion at R$ 58,059,580.30 as of January 31, 2019 (equivalent to U.S.$ 14.40 million, as per the R$/U.S.$ exchange rate as of December 31, 2019), plus interest and inflation adjustments from January 31, 2019 until the end of the trial.

We consider that Arauco do Brasil S.A.’s objection to the Infraction Notice is supported by solid legal arguments and that there is a reasonable chance that this matter will result in a favorable outcome for Arauco do Brasil S.A.. If the special recourse and/or the appeal is rejected, the company will be able to discuss the Infraction Notice before the Brazilian courts of justice. However, if the cancellation of the Infraction Notice does not occur, it is possible that an obligation will arise for the amount above specified, plus any accrued interest and penalties as of the payment date.

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

On October 28, 2019, the Extraordinary Shareholders’ Meeting of Arauco approved an amendment to article 36 of the Company’s bylaws, in order to establish that the Ordinary Shareholders’ Meeting will determine on an annual basis, the dividend distribution amount for the respective period, without being subject to the 30% distributable minimum indicated in the Chilean Companies Act.

On January 31, 2020, our Board of Directors, being aware of the abovementioned determination made by the Extraordinary Shareholders´ Meeting, agreed to modify the Company's dividend policy, in the sense that, notwithstanding the capacities of the Shareholders' Meeting to determine the part of the profits of the year to be distributed as dividends, with respect to the results of the years 2019 and 2020, it will be proposed not to distribute dividends, due to the financial requirements that the Company has in the coming months, especially those related to the MAPA Project.

As a result of the above, it is expected that in the next shareholders’ meeting of the Company, scheduled to be held on April 21, 2020, our shareholders will vote to approve not to distribute dividends with respect to the results of year 2019.

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

Although the Board of Directors has no other current plans to recommend further changes in our dividend policy, the policy has been changed in the past and no assurance can be given that the policy will not be changed in the future, due to changes in Chilean law, capital requirements, operating results or other factors.

SIGNIFICANT CHANGES

Except as identified in this annual report, no significant change has occurred since the date of the financial statements contained in this annual report. See “Item 3. Key Information—Risk Factors—Risks Relating to the Company— The novel coronavirus could have a significant adverse effect on our business operations” and “Item 5. Operating and Financial Review and Prospects—Trend Information.”

Item 9. The Offer and Listing

Neither our stock nor our SEC‑registered securities are listed on any stock exchange or other regulated market.

Trading in our securities takes place primarily in the over‑the‑counter market. Accordingly, we are unable to obtain reliable information on such trading.

Item 10. Additional Information

ARTICLES OF INCORPORATION AND BY‑LAWS

When we refer to the “Company,” “Arauco” or “we,” in this description of the articles of incorporation and by‑laws, we mean Celulosa Arauco y Constitución S.A.

Organization and Registration

We are a sociedad anónima (corporation) organized in Chile under the laws of Chile, subject to certain rules applicable to sociedades anónima abiertas (Chilean public corporations), which bylaws were approved on August 18, 1971, by resolution 300‑S of the Chilean Securities Commission and recorded in the Santiago Commercial Register of 1971 on page 6433 under entry number 2994 and on page 6431 under entry number 2993. Notice was published in the Official Gazette on September 4, 1971.

Objects and Purposes

Our purpose, as stated in our estatutos (by‑laws), includes the manufacture of forestry products, the management of forestry lands and other activities.

Capital

In 2002, our by‑laws and the by-laws of several of our subsidiaries were amended in order to denominate our and their capital in U.S. dollars.

Directors

Pursuant to our by‑laws, our Board of Directors is composed of nine members elected at a regular meeting of our shareholders. Our directors are not required to be shareholders. Our by‑laws state that the amount of compensation to be received by the directors for their directorial services shall be fixed by the shareholders’ meeting. Directors may be compensated for any non‑directorial services rendered to us at levels of compensation comparable with compensation commonly paid for these services, compensation which is compatible with the directors’ compensation fixed by the shareholders’ meeting. The by‑laws also state that our Board of Directors has all the authorities of administration and disposal that Chilean law or the by‑laws do not confer upon the shareholders’ meeting. The Board of Directors has the right to act on our behalf without the need for a special power of attorney, even in cases where a power of attorney is required by law. In particular, the by‑laws provide that the Board of Directors is empowered to encumber our assets, real and personal property with mortgages, easements or pledges regardless of the value of such property or the amount of the respective encumbrances and to borrow money paying interest, with or without a guaranty for the loan.

Our by‑laws provide that we may enter into acts or contracts in which one or more directors are interested only if the interested director’s interest is made known to the board, the acts or contracts are approved by the board and the terms of the act or contract conform to those prevailing in the market. In addition, board resolutions approving interested director transactions must be reported by the chair of the meeting at the first shareholders’ meeting following the approval of the interested director transaction. See “Item 7. Major Shareholders and Related Party Transaction” for further information on related party transactions.

See “Item 6. Directors, Senior Management and Employees” for further information about our Board of Directors.

Shareholders

Our share capital consists of common stock shares of a single series, without nominal (par) value issued in registered form. Record holders of shares are registered in our share register. Any transfer of shares must be noted in our share register.

Voting Rights

Each share of our stock entitles the holder to one vote at any meeting of shareholders. Resolutions may be taken upon a vote of an absolute majority of the voting shares present or represented. Any resolution relating to amendments to our by‑laws must be approved by an absolute majority of the voting shares issued. Resolutions with regard to the following matters, among others, require the affirmative vote of two‑thirds of the voting shares issued:

•	transformation, including division or merger with another company;

•	advanced dissolution;

•	change of corporate domicile;

•	reduction in our equity capital;

•	approval and appraisal of non‑cash capital contributions;

•	reduction in the number of members of the Board of Directors;

•	the disposal of 50% or more of our assets, whether or not such disposal also includes any of our liabilities; the disposal of 50% or more of the assets of one our subsidiaries, provided that such subsidiary represents at least 20% of our assets; and any disposal of shares by our Company that causes us to lose control of a subsidiary that represents at least 20% of our assets; and

•	changes to the way in which corporate benefits will be distributed.

According to our by‑laws, holders of our shares also have the right to vote at the regular shareholders’ meeting for the election of directors. Shareholders or their representatives may accumulate their votes in favor of one candidate or distribute them among various candidates. A vote on the election of directors may be omitted if an election is proposed by acclamation and none of the shareholders present or represented opposes the motion. The Board of Directors may also be dismissed by a regular or special shareholders’ meeting, though the shareholders may only vote to dismiss the board as a whole.

Changes to Shareholders’ Rights

To change the rights of holders of our shares or create a new series of our shares, we must amend our by‑laws. Any reduction of the rights of our shares requires a two‑thirds majority vote of all holders of our shares under Chilean law. Any changes to the way in which corporate benefits are distributed must be approved by a two‑thirds majority of all holders of the corporation’s shares.

Shareholders’ Meetings

Our by‑laws provide that the Board of Directors shall call shareholders’ meetings. Notice of shareholders’ meetings must be made by a prominent notice published at least three times, on different days, in the newspaper of one of our corporate domiciles, as determined by a shareholders’ meeting, or in the absence of a determination, in the Official Gazette.

A shareholder must be registered in our share register as of the meeting date to be entitled to participate and vote at any shareholders’ meeting. In addition, other persons may represent shareholders at meetings. Powers of attorney must be given in writing and must be granted with respect to all of the shares the shareholder is entitled to vote as of the date of the shareholders’ meeting.

Shareholders’ meetings may be regular or special meetings. Regular shareholders’ meetings are held once a year within the first four months of the year. Among other things, the regular shareholders’ meeting appoints independent external auditors to examine our accounts, inventory, balance sheet and other financial results. The by‑laws provide that the following matters are to be considered at regular shareholders’ meetings:

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

Special shareholders’ meetings may be held at any time required by corporate needs to consider any matter that the law or our by‑laws require to be considered at a shareholders’ meeting. Our by‑laws require the meeting notice to disclose any matters to be discussed at a special shareholders’ meeting. According to the by‑laws, the following matters must be considered at special shareholders’ meetings:

•	dissolution;

•	transformation, merger or division and the amendment of our by‑laws;

•	the issue of bonds or debentures convertible into shares;

•	the disposal of 50% or more of our assets, whether or not such disposal also includes any of our liabilities, and the formulation or modification of any business plan that contemplates the disposal of assets for an amount higher than such percentage; the disposal of 50% or more of the assets of one of our subsidiaries, provided that such subsidiary represents at least 20% of our assets; and any disposal of shares by the Company that causes us to lose control of a subsidiary that represents at least 20% of our assets; and

•	the grant of real or personal guarantees to secure obligations of third parties, unless they are subsidiaries, in which case the approval of the Board of Directors will be sufficient.

Any other matters within the competence of regular shareholders’ meetings may be considered at special shareholders’ meetings.

Any act of a shareholders’ meeting relating to our dissolution, transformation, merger or division, the amendment of our by‑laws, any disposal of 50% or more of our assets or the issue of bonds convertible into shares or convertible debentures must be held before a notary public, who must certify that the minutes of such meeting are the true expression of what occurred and was resolved at such meeting.

Allocation of Net Income and Distribution of Dividends

Our by‑laws provide that the shareholders at a regular shareholders’ meeting shall determine the annual distribution of our net profits for each financial period, within the limitations prescribed by law. The shareholders shall also set the date on which any distribution shall be paid, within the time limits prescribed by law. Chilean law prescribes that distributions shall be paid within 30 days of the regular shareholders’ meeting at which such distribution was determined.

On October 28, 2019, the Extraordinary Shareholders’ Meeting of Arauco approved an amendment to article 36 of the Company’s bylaws, in order to establish that the Ordinary Shareholders’ Meeting will determine on an annual basis, the dividend distribution amount for the respective period, without being subject to the 30% distributable minimum indicated in the Chilean Companies Act.

In accordance with Chilean law, in the event of liquidation, capital can be distributed to the shareholders only after the rights of the creditors have been secured or debts owed to creditors have been paid. Our by‑laws provide that a shareholders’ meeting will appoint one or more liquidators to carry out the liquidation and to call shareholders’ meetings, as required under Chilean law.

Regulation of and Restrictions on Foreign Investors

There are no limitations on the rights to hold securities, including rights of non‑resident or foreign shareholders to hold or exercise voting rights on securities.

Disclosure of Shareholder Ownership

We register certain information about our shareholders in our shareholder registry. We are required to disclose this information to the Chilean Commission for the Financial Market on a quarterly basis.

Rights of Shareholders

Our by‑laws provide that, in the case of a dispute between shareholders or between shareholders and management, the parties will submit their dispute to an arbitrator, who may determine the procedural rules to be used in the arbitration but must issue a final judgment in accordance with Chilean law. Subject to limited exceptions, the arbitrator’s judgment shall not be subject to appeal. The parties shall appoint the arbitrator by mutual agreement and if no agreement is reached, an arbitrator will be appointed by the civil court system from among present and former associate justices of the Supreme Court of Justice of Chile.

MATERIAL CONTRACTS

Not applicable.

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

The regulations of Chapter XIV of the Compendium do not make any reference to the one‑year mandatory deposit in the Central Bank that was previously required by Chapter XIV. However, the Central Bank is authorized, under the Central Bank Act, to impose such a requirement.

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

This summary is based on the tax laws of Chile and the United States as in effect on the date of this Form 20‑F, as well as regulations, rulings and decisions of Chile and the United States available on or before such date and now in effect. All of the foregoing is subject to change, and any changes could apply retroactively and could affect the continued validity of this summary.

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

Chilean Taxation

The following is a general summary of the principal consequences under Chilean tax law, as currently in effect, of an investment in our securities made by a foreign holder. Foreign holder means either:

•	in the case of an individual, a person who is neither a resident nor is domiciled in Chile. For purposes of Chilean taxation, (a) an individual is resident in Chile if he or she remains in Chile, uninterruptedly or not, for a period or periods exceeding 183 days in total, within any lapse of twelve months; (b) an individual is domiciled in Chile if such individual resides in Chile with the intention of remaining in Chile (the intention will be determined according to the circumstances); or

•	in the case of a legal entity, a legal entity that is not organized under the laws of Chile, unless our securities are assigned to a branch or a permanent establishment of such entity in Chile.

Under Chile’s income tax law, payments of interest made from Chile in respect to our securities to a foreign holder will generally be subject to a Chilean withholding tax assessed at a rate of 4.0% (the “Chilean Interest Withholding Tax”),only to the extent the requirements for applying a 4.0% rate are complied with.

We have agreed, subject to specific exceptions and limitations, to pay to the foreign holders of notes additional amounts in respect of the Chilean Interest Withholding Tax in order to ensure that the interest amount the foreign holder receives is net of Chilean Interest Withholding Tax. If we pay additional amounts in respect of the Chilean Interest Withholding Tax, any tax refunds in respect of these amounts will be for our benefit. In the event that certain changes in Chilean tax laws require us to pay additional amounts in respect of the Chilean Interest Withholding Tax at a rate in excess of 4.0%, we have the right to redeem our securities.

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

United States Taxation

This summary of certain United States federal income tax considerations deals principally with United States Holders that acquired our securities as part of the initial offering of our securities, hold our securities as capital assets and whose functional currency is the United States dollar. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular investor, and generally does not address the tax treatment of United States Holders that may be subject to special tax rules, such as banks, financial institutions, tax‑exempt entities, regulated investment companies, real estate investment trusts, insurance companies, partnerships and partners therein, dealers in securities or currencies, traders in securities electing to mark to market, certain short‑term holders of our securities, persons that will hold our securities as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction, or nonresident alien individuals present in the United States for more than 182 days in a taxable year. United States Holders should be aware that the U.S. federal income tax consequences of holding our securities may be materially different for investors described in the previous sentence, including as a result of certain laws applicable to investors with short holding periods or that engage in hedging transactions. This summary addresses only U.S. federal income tax consequences and does not address consequences arising under state, local, foreign tax laws, U.S. federal estate or gift tax laws, the alternative minimum tax or the Medicare tax on net investment income.

United States holders that use an accrual method of accounting for tax purposes (“accrual method holders”) generally are required to include certain amounts in income no later than the time such amounts are reflected on certain financial statements (the “book/tax conformity rule”).  The application of the book/tax conformity rule thus may require the accrual of income earlier than would be the case under the general tax rules described below. It is not entirely clear to what types of income the book/tax conformity rule applies, or, in some cases, how the rule is to be applied if it is applicable. However, recently released proposed regulations generally would exclude, among other items, original issue discount and market discount (in either case, whether or not de minimis) from the applicability of the book/tax conformity rule. Although the proposed regulations generally will not be effective until taxable years beginning after the date on which they are issued in final form, taxpayers generally are permitted to elect to rely on their provisions currently. Accrual method holders should consult with their tax advisors regarding the potential applicability of the book/tax conformity rule to their particular situation.

As used under this section “United States Taxation,” the term “United States Holder” means a beneficial owner of a Note that is a citizen or resident of the United States or a United States domestic corporation or that otherwise is subject to United States federal income taxation on a net income basis in respect of our securities.

Taxation of Interest and Additional Amounts

A United States Holder will treat the gross amount of interest and Additional Amounts (i.e., without reduction for Chilean Interest Withholding Tax at the appropriate rate applicable to the United States Holder) as ordinary interest income in respect of our securities at the time that such payments are accrued or are actually or constructively received, in accordance with the United States Holder’s method of tax accounting.

Any Chilean Interest Withholding Tax paid at the appropriate rate applicable to the United States Holder will be treated as foreign income taxes eligible for credit against such United States Holder’s United States federal income tax liability, subject to generally applicable limitations and conditions, or, at the election of such United States Holder, for deduction in computing such United States Holder’s taxable income (provided that the United States Holder elects to deduct, rather than credit, all foreign income taxes paid or accrued for the relevant taxable year). Interest and Additional Amounts will constitute income from sources outside the United States for foreign tax credit purposes. Such income generally will constitute “passive category income.” Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short‑term or hedged positions in securities and may not be allowed for withholding taxes imposed in respect of arrangements in which a United States Holder’s expected economic profit is insubstantial. United States Holders should consult their own advisors concerning the implications of these rules in light of their particular circumstances.

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

Taxation of Dispositions

A United States Holder will generally recognize gain or loss on the sale, exchange or other disposition of a security in an amount equal to the difference between the amount realized on the sale, exchange or other disposition (less any accrued interest and Additional Amounts, which will be taxable as such) and the tax basis in the security. A United States Holder’s tax basis in a security will generally equal its cost. Gain or loss realized by a United States Holder on the sale, redemption or other disposition of our securities generally will be treated as capital gain or loss and such gain or loss will be long‑term capital gain or loss if at the time of the disposition, the security has been held for more than one year. The net amount of long‑term capital gain recognized by a United States Holder that is an individual is generally taxed at a reduced rate. The deduction of capital losses is subject to limitations. Gain, if any, realized by a United States Holder generally will be treated as U.S. source income for U.S. foreign tax credit purposes.

Specified Foreign Financial Assets

Certain United States Holders that own “specified foreign financial assets” with an aggregate value in excess of USD 50,000 on the last day of the taxable year or USD 75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets.  “Specified foreign financial assets” include any financial accounts held at a non‑U.S. financial institution, as well as securities issued by a non‑U.S. issuer (which would include our securities) that are not held in accounts maintained by financial institutions.  Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals.  Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria.  United States Holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Holders should consult their own tax advisors concerning the application of these rules to their investment in the securities, including the application of the rules to their particular circumstances.

Backup Withholding and Information Reporting

Payments of principal, premium, if any, and interest on our securities and payment of the proceeds of any disposition of our securities made to certain United States Holders may be subject to U.S. information reporting requirements. In addition, certain United States Holders may be subject to a U.S. backup withholding tax in respect of such payments if they do not provide their taxpayer identification numbers to the payor or otherwise establish an exemption. A beneficial owner of our securities that is a nonresident individual or a foreign corporation, estate, or trust and is not a United States Holder (a “Non-U.S. Holder”) generally is exempt from these withholding and reporting requirements, but may be required to comply with applicable certification and identification procedures to establish their eligibility for such an exemption. The amount of any backup withholding from a payment to a United States Holder or Non-U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the SEC. These materials, including this Annual Report and the exhibits thereto, may be inspected and copied at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the materials may be obtained from the Public Reference Room at the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the Commission maintains an Internet website at http://www.sec.gov, from which these materials may be electronically accessed. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1‑800‑SEC‑0330.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The following discussion about our risk management activities includes forward‑looking statements that involve risk and uncertainties. Actual results could differ materially from those projected in such forward‑looking statements.

We are exposed to market risk from changes in interest rates and currency exchange rates. Our Board of Directors approves our policies that address these risks. From time to time, we assess our exposure and monitor opportunities to manage these risks, including entering into derivative contracts. For information on the currency and interest rate swaps into which we entered with respect to a portion of our borrowings, see “Item 5. Operating and Financial Review and Prospects—Hedging” and Note 23 to our audited consolidated financial statements. In the normal course of business, we also face risks that are either non‑financial or non‑quantifiable. Such risks principally include country risk, credit risk and legal risk and are not represented in the tables below.

Interest Rate Risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. As of December 31, 2019, we had outstanding U.S.$6.0 billion of indebtedness, including accrued interest and discounts and costs of issuance, of which 89.0% bore interest at fixed interest rates and 11.0% bore interest at floating rates of interest. The fixed and floating rates do not reflect the effect of swap agreements. 72.9% of our indebtedness was denominated in U.S. dollars as of that date. The interest rate on our variable rate debt is determined principally by reference to LIBOR. As of December 31, 2019, we were party to an interest rate swap agreement in our Uruguayan joint operation to hedge fluctuations in floating rates for long‑term debt. See “Item 5. Operating and Financial Review and Prospects—Hedging” and Note 23 to our audited consolidated financial statements.

The following table summarizes our debt obligations, as of December 31, 2019. These obligations are sensitive to changes in interest rates. The table presents the aggregate principal amount of each category of indebtedness maturing in each year, at the weighted average interest rate for each category of indebtedness. Average interest rates for liabilities are calculated based on the prevailing interest rate for each loan as of December 31, 2019.

	Average Interest Rate	2020	2021	2022	2023	2024	Thereafter	Total Debt	Fair Value
	(U.S.$ in millions)
Interest
Bearing Debt
Fixed Rate
(U.S.$‑denominated)	4.52%	89.8	59.2	181.1	31.9	501.9	2,884.6	3,748.5	3,812.6
(UF/CLP$‑denominated)	2.93%	294.2	75.2	79.1	55.7	41.9	932.2	1,478.3	1,624.3
(R$‑denominated)	0.19%	6.1	4.1	4.0	3.2	3.1	9.0	29.5	29.5
(CAD‑denominated)	-	0.1	0.1	0.1	-	-	-	0.3	0.3
(MXN‑denominated)	-	2.4	1.8	1.8	1.7	1.6	0.8	10.1	10.1
(EUR‑denominated)	1.05%	0.1	7.4	14.8	14.8	14.8	64.3	116.2	170.3
Floating Rate
(U.S.$-denominated) LIBOR+	1.47%	132.1	39.5	40.6	239.6	210.0	-	661.8	686.5
(R$‑denominated) TJLP +	3.68%	4.4	0.4	0.3	-	-	-	5.1	5.1
Total		529.2	187.7	321.8	346.9	773.3	3,890.9	6,049.8	6,338.6

Foreign Currency Risk

Our principal exchange rate risk involves changes in the value of the Chilean peso and, to a lesser extent, the Brazilian real, the Argentine peso and the Euro relative to the U.S. dollar. We estimate that a majority of our consolidated costs and expenses are denominated in U.S. dollars. As of December 31, 2019:

•	67.4% of our accounts receivable were denominated in U.S. dollars, 13.8% in Chilean pesos, 8.7% in Brazilian reais, 5.2% in Mexican pesos, 1.7% in Argentinean Pesos, and 3.2% in other currencies.

•	90.6% of our cash and short‑term investments were denominated in U.S. dollars, 4.0% were denominated in Chilean pesos, 3.3% in Brazilian reais, 0.9% in Mexican pesos, 0.7% in Argentinean pesos and 0.5% in other currencies.

•	72.9% of our debt was denominated in U.S. dollars before swaps; and

•	a significant portion of our consolidated total assets was denominated in U.S. dollars.

Substantially all of our foreign currency‑denominated revenues, receivables and indebtedness are denominated in U.S. dollars and the majority of our costs and expenses are denominated in U.S. dollars. As of December 31, 2019, 72.9% of our debt was denominated in U.S. dollars before swaps. As of December 31, 2019, we were party to cross currency swap agreements in Chile to hedge our local bonds in UF and to hedge a bank loan in EUR, and forward agreements to swap local currencies to U.S. dollars. See “Item 5. Operating and Financial Review and Prospects—Hedging” and Note 23 to our audited consolidated financial statements. Accordingly, variations in the value of the Chilean peso relative to the U.S. dollar will not have a significant effect on the cost in U.S. dollars of our foreign debt service obligations.

Commodity Risk

Prices for pulp, forestry and wood products can fluctuate significantly, and our revenues are highly sensitive to fluctuations in such prices. For a more detailed discussion and sensitivity analysis relating to the risks arising from changes in the market price of pulp, which is our primary commodity risk, see Note 23 to our audited consolidated financial statements. As of December 31, 2019, we were party to derivative contracts to partially hedge our exposure to fuel oil in Uruguay, which include commodity swap agreements. See “Item 5. Operating and Financial review and Prospects – Hedging” and Note 23 to our audited consolidated financial statements.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item  14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

(a) Disclosure controls and procedures. We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Senior Vice‑President Comptroller, of the effectiveness of the design and operation of our disclosure controls and procedures, as of December 31, 2019. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Senior Vice‑President Comptroller concluded that the disclosure controls and procedures, as of December 31, 2019, were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and that such information is accumulated and communicated to our management, including the Chief Executive Officer and Senior Vice‑President Comptroller, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s annual report on internal controls and procedures. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a‑15(f) and 15d‑15(f) under the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of our management, including our Chief Executive Officer and Senior Vice‑President Comptroller, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Control—Integrated Framework (2013), our management concluded that our internal control over financial reporting was effective as of December 31, 2019.

(c) Attestation Report of the registered public accounting firm. Not applicable.

(d) Changes in internal controls over financial reporting. There has been no change in our internal control over financial reporting during 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

We have an audit committee, described in “Item 6. Directors, Senior Management and Employees—Directors and Executive Officers.” We believe that the members of our audit committee have sufficient financial and other experience to perform their responsibilities. Our Board of Directors has determined that Timothy C. Purcell qualifies as an “audit committee financial expert” within the meaning of Item 16A of Form 20‑F and is independent as that term is defined in Rule 10A‑3 under the Exchange Act. For a description of Mr. Purcell’s professional experience, see “Item 6. Directors, Senior Management and Employees—Directors and Executive Officers.”

Item 16B. Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20‑F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to all of our employees, including, but not limited to, our Chief Executive Officer, Chief Financial Officer and Senior Vice‑President Comptroller. We will provide any person without charge, upon request, a copy of such code of ethics. Requests for a copy of the code of ethics may be made to Celulosa Arauco y Constitución S.A., El Golf 150, 14th Floor, Santiago, Chile, Attn: Gianfranco Truffello, tel. (562) 2461‑7200, fax (562) 2461‑7541. Our code of ethics is also published on our website at www.arauco.cl or www.arauco.com. If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer and Senior Vice‑President Comptroller, or if we grant any waiver of such provisions, we will disclose the amendment or waiver in our annual report on Form 20‑F. On December 20, 2016, we amended our code of ethics to incorporate provisions relating to the protection of corporate property, a declaration of Arauco’s five corporate values, an extension of the scope of persons who can inform breaches under the code of ethics and an amendment to the list of crimes for which the company may be liable, to include the crime of reception (delito de receptación). In October 2019, we amended our code of ethics in order to update its content and include the new functions of the recently established Compliance and Ethics Committee.

Item 16C. Principal Accountant Fees and Services

Audit and Non‑Audit Fees

The following table sets forth the fees billed to us by our independent auditors PricewaterhouseCoopers Consultores Auditores SpA, or PwC, during the fiscal years ended December 31, 2018 and 2019.

	Year ended December 31,
	2019	2018
	(U.S.$ in thousands)
Audit fees	$2,182	$2,109
Audit-related fees	204	146
Tax fees	862	1,181
Other fees	-	-
Total fees	$3,248	$3,436

Audit fees in the above table are the aggregate fees billed by PwC for the fiscal years ended December 31, 2019 and 2018, in each case in connection with the audit of our annual financial statements in accordance with IFRS, as well as the review of other filings.

Audit-related fees in the above table are the aggregate fees billed by PwC for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, including due diligence in Brazil and Mexico.

Tax fees in the above table are fees billed by PwC for the fiscal years ended December 31, 2019 and 2018, associated with tax compliance services in Chile, Brazil, Argentina, Colombia, Uruguay and Mexico; and tax consultation services in Chile, Argentina, Spain and the United States.

Other fees in the above table are fees billed by PwC related to an assessment of internal control over financial reporting for the fiscal year 2019 with the purpose of issuing a report indicating control deficiencies associated with either control design deficiencies or control effectiveness for the Company’s entities in Chile, United States, Argentina and Brazil.

Audit Committee Approval Policies and Procedures

Our Board of Directors has established pre‑approval policies and procedures for the engagement of our independent auditors. Pursuant to our pre‑approval policy, our Board of Directors has pre‑approved a list of services that our independent auditors are allowed to provide to us or our subsidiaries.

Additionally, our Board of Directors expressly approves, on a case‑by‑case basis, any engagement of our independent auditors for audit and non‑audit services that are not included on the pre‑approved list.

All services described in each of paragraphs (b) through (d) of this Item were approved by the Board of Directors pursuant to paragraph (c)(7)(i)(C) of Rule 2‑01 of Regulation S‑X.

Item  16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Not applicable. Neither our stock nor our SEC‑registered securities are listed on any stock exchange or other regulated market.

Item 16H. Mine Safety Disclosures

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

Our audited consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB, and are included in this annual report beginning at page F‑1.

Item 19. Exhibits

Documents filed as exhibits to this annual report:

1.1	English translation of the estatutos (by‑laws) of Celulosa Arauco y Constitución S.A., as of April 13, 2020, including the amendment approved on October 28, 2019.

8.1	List of subsidiaries

12.1	Certification of chief executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002

12.2	Certification of principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002

13.1	Certification of chief executive officer and principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Linkbase Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

Omitted from the exhibits filed with this annual report are certain instruments and agreements with respect to our long‑term debt, none of which authorizes securities in a total amount that exceeds 10% of our total assets. We hereby agree to furnish to the SEC copies of any such omitted instruments or agreements as the SEC requests.

Index of Exhibits

1.1	English translation of the estatutos (by‑laws) of Celulosa Arauco y Constitución S.A., as of April 13, 2020, including the amendment approved on October 28, 2019.

8.1	List of subsidiaries.

12.1	Certification of chief executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002.

12.2	Certification of principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002.

13.1	Certification of chief executive officer and principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Linkbase Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

By:	/s/ Matías Domeyko
Matías Domeyko
Chief Executive Officer

Date: April 16, 2020

CONSOLIDATED

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Celulosa Arauco y Constitución S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Celulosa Arauco y Constitución S.A. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.

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

/s/ PricewaterhouseCoopers

Santiago, Chile

April 15, 2020

We have served as the Company's auditor since 2015.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		12-31-2019	12-31-2018
	Note	ThU.S.$	ThU.S.$

Assets
Current Assets
Cash and cash equivalents	5-23	1,560,012	1,075,942
Other current financial assets	23	3,370	497
Other current non-financial assets	25	174,110	129,854
Trade and other current receivables	23	642,315	839,184
Accounts receivable due from related companies	13	17,526	7,324
Current inventories	4	1,053,867	1,030,196
Current biological assets	20	275,792	315,924
Current tax assets	6	199,953	36,513
Total Current Assets other than assets or disposal groups classified as held for sale		3,926,945	3,435,434
Non-Current Assets or disposal groups classified as held for sale	22	4,436	5,726
Non-Current Assets or disposal groups classified as held for sale		4,436	5,726
Total Current Assets		3,931,381	3,441,160
Non-Current Assets
Other non-current financial assets	23	9,395	20,346
Other non-current non-financial assets	25	112,414	86,948
Trade and other non-current receivables	23	9,456	15,149
Accounts receivable due from related companies, non-current	13	-	481
Investments accounted for using equity method	15-16	293,118	358,053
Intangible assets other than goodwill	19	106,252	90,093
Goodwill	17	65,751	65,851
Property, plant and equipment	7	7,932,562	7,174,693
Non-current biological assets	20	3,393,634	3,336,339
Deferred tax assets	6	6,067	4,635
Total Non-Current Assets		11,928,649	11,152,588
Total Assets		15,860,030	14,593,748

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

		12-31-2019	12-31-2018
	Note	ThU.S.$	ThU.S.$

Equity and Liabilities
Liabilities
Current Liabilities
Other current financial liabilities	23	530,054	537,596
Trade and other current payables	23	673,057	659,618
Accounts payable to related companies	13	8,880	10,229
Other current provisions	18	1,259	413
Current tax liabilities	6	2,242	153,642
Current provisions for employee benefits	10	5,965	5,656
Other current non-financial liabilities	25	40,065	212,610
Total Current Liabilities other than assets included in disposal groups classified as held for sale		1,261,522	1,579,764
Total Current Liabilities		1,261,522	1,579,764
Non-Current Liabilities
Other non-current financial liabilities	23	5,654,011	4,044,279
Non-current payables		2,230	2,230
Other non-current provisions	18	31,765	33,884
Deferred tax liabilities	6	1,360,187	1,417,658
Non-current provisions for employee benefits	10	69,464	64,895
Other non-current non-financial liabilities	25	111,436	112,067
Total Non-Current Liabilities		7,229,093	5,675,013
Total Liabilities		8,490,615	7,254,777
Equity
Issued capital	3	353,618	353,618
Retained earnings		7,873,650	7,824,045
Other reserves		(892,864)	(875,884)
Equity attributable to parent company		7,334,404	7,301,779
Non-controlling interests		35,011	37,192
Total Equity		7,369,415	7,338,971
Total Equity and Liabilities		15,860,030	14,593,748

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		For the years ended December 31,
		2019	2018	2017
	Note	ThU.S.$	ThU.S.$	ThU.S.$
Statements of profit or loss
Revenue	9	5,329,214	5,954,833	5,238,341
Cost of sales	3	(3,910,378)	(3,722,749)	(3,574,532)
Gross profit		1,418,836	2,232,084	1,663,809
Other income	3	232,393	124,304	111,513
Distribution costs	3	(586,873)	(556,805)	(523,300)
Administrative expenses	3	(554,038)	(561,284)	(521,294)
Other expense	3	(203,698)	(95,880)	(240,165)
Other gains (losses)		21,674	14,213	-
Profit from operating activities		328,294	1,156,632	490,563
Finance income	3	32,582	20,895	19,640
Finance costs	3	(273,639)	(214,779)	(287,958)
Share of profit of associates and joint ventures accounted for using equity method	3-15	7,775	17,246	17,017
Exchange rate differences		(32,507)	(26,470)	98
Profit before income tax		62,505	953,524	239,360
Income Tax	6	(535)	(226,765)	30,992
Net Profit		61,970	726,759	270,352
Net profit attributable to
Net profit attributable to parent company		61,784	725,482	269,724
Net profit attributable to non-controlling interests		186	1,277	628
Net Profit		61,970	726,759	270,352

Basic and diluted earnings per share (in U.S.$ per share)
Basic and diluted earnings per share from continuing operations		0.5460	6.4111	2.3836
Basic and diluted earnings per share		0.5460	6.4111	2.3836

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the years ended December 31,
		2019	2018	2017
	Note	ThU.S.$	ThU.S.$	ThU.S.$

Net profit		61,970	726,759	270,352
Components of other comprehensive income that will not be reclassified to profit or loss before tax:
Other comprehensive income before tax gains losses on remeasurements of defined benefit plans	10	(2,655)	1,856	2,499
Other Comprehensive Income that will not be reclassified to profit or loss before tax		(2,655)	1,856	2,499
Components of other comprehensive income that will be reclassified to profit or loss before tax:
Exchange differences on translation
Gains (losses) on exchange differences on translation, before tax	11	(30,971)	(184,876)	11,873
Other Comprehensive Income before tax exchange differences on translation		(30,971)	(184,876)	11,873
Cash flow hedges
Gains (losses) on cash flow hedges, before tax	23	23,156	30,321	22,212
Recycle of cash flow hedges to profit or loss before tax	23	(29,227)	(15,286)	(16,965)
Other Comprehensive Income before tax Cash flow hedges		(6,071)	15,035	5,247
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax		13,847	(1,657)	8,754
Share of other comprehensive income of associates and joint ventures accounted for using equity method, before tax		13,847	(1,657)	8,754
Other Comprehensive income that will be reclassified to profit or loss before tax		(23,195)	(171,498)	25,874
Income tax relating to components of other comprehensive income that will not be reclassified to profit or loss before tax
Income tax relating to remeasurements of defined benefit plans of other comprehensive income		717	(501)	(673)
Income tax relating to components of other comprehensive income that will not be reclassified to profit or loss before tax		717	(501)	(673)
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss before tax
Income tax relating to cash flow hedges of other comprehensive income	6	1,686	(4,474)	(5,917)
Income tax relating to recycle of cash flow hedges		-	-	4,326
Income tax relating to share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss		(6,582)	176	(2,086)
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss		(4,896)	(4,298)	(3,677)
Other comprehensive (loss) income		(30,029)	(174,441)	24,023
Comprehensive (loss) income		31,941	552,318	294,375

Comprehensive Income attributable to
Comprehensive (loss) income, attributable to owners of parent company		32,732	555,294	293,988
Comprehensive (loss) income, attributable to non-controlling interests		(791)	(2,976)	387
Total comprehensive (loss) income		31,941	552,318	294,375

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

12-31-2019	Issued Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other Reserves ThU.S.$	Total other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01-01-2019	353,618	(872,395)	13,395	(17,571)	687	(875,884)	7,824,045	7,301,779	37,192	7,338,971
Increase (decrease) for changes in accounting policies	-	-	-	-	-	-	(107)	(107)	-	(107)
Restated opening balance	353,618	(872,395)	13,395	(17,571)	687	(875,884)	7,823,938	7,301,672	37,192	7,338,864
Changes in Equity:
Comprehensive income
Net profit	-	-	-	-	-	-	61,784	61,784	186	61,970
Other comprehensive income, net of tax	-	(29,992)	(4,385)	(1,940)	7,265	(29,052)	-	(29,052)	(977)	(30,029)
Comprehensive income	-	(29,992)	(4,385)	(1,940)	7,265	(29,052)	61,784	32,732	(791)	31,941
Dividends	-	-	-	-	-	-	-	-	(1,390)	(1,390)
Increase (decrease) from transfers and other changes	-	-	-	-	12,072	12,072	(12,072)	-	-	-
Changes in equity	-	(29,992)	(4,385)	(1,940)	19,337	(16,980)	49,712	32,732	(2,181)	30,551
Closing balance at 12-31-2019	353,618	(902,387)	9,010	(19,511)	20,024	(892,864)	7,873,650	7,334,404	35,011	7,369,415

12-31-2018	Issued Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other Reserves ThU.S.$	Total other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01-01-2018	353,618	(691,772)	4,752	(18,926)	2,168	(703,778)	7,425,133	7,074,973	41,920	7,116,893
Increase (decrease) for changes in accounting policies	-	-	(1,918)	-	-	(1,918)	(1,957)	(3,875)	-	(3,875)
Restated opening balance	353,618	(691,772)	2,834	(18,926)	2,168	(705,696)	7,423,176	7,071,098	41,920	7,113,018
Changes in Equity:
Comprehensive income
Net profit	-	-	-	-	-	-	725,482	725,482	1,277	726,759
Other comprehensive income, net of tax	-	(180,623)	10,561	1,355	(1,481)	(170,188)	-	(170,188)	(4,253)	(174,441)
Comprehensive income	-	(180,623)	10,561	1,355	(1,481)	(170,188)	725,482	555,294	(2,976)	552,318
Dividends	-	-	-	-	-	-	(324,295)	(324,295)	(1,752)	(326,047)
Increase (decrease) from transfers and other changes	-	-	-	-	-	-	(318)	(318)	-	(318)
Changes in equity	-	(180,623)	10,561	1,355	(1,481)	(170,188)	400,869	230,681	(4,728)	225,953
Closing balance at 12-31-2018	353,618	(872,395)	13,395	(17,571)	687	(875,884)	7,824,045	7,301,779	37,192	7,338,971

12-31-2017	Issued Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other Reserves ThU.S.$	Total other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01-01-2017	353,618	(703,886)	1,096	(20,752)	(4,500)	(728,042)	7,329,675	6,955,251	44,032	6,999,283
Changes in Equity:
Comprehensive income
Net profit	-	-	-	-	-	-	269,724	269,724	628	270.352
Other comprehensive income, net of tax		12,114	3,656	1,826	6,668	24,264	-	24,264	(241)	24.023
Comprehensive income	-	12,114	3,656	1,826	6,668	24,264	269,724	293,988	387	294.375
Dividends	-	-	-	-	-	-	(174,266)	(174,266)	(2,483)	(176.749)
Increase (decrease) from transfers and other changes	-	-	-	-	-	-	-	-	(16)	(16)
Changes in equity	-	12,114	3,656	1,826	6,668	24,264	95,458	119,722	(2,112)	117.610
Closing balance at 12-31-2017	353,618	(691,772)	4,752	(18,926)	2,168	(703,778)	7,425,133	7,074,973	41,920	7,116,893

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2019	2018	2017
	ThU.S.$	ThU.S.$	ThU.S.$
STATEMENTS OF CASH FLOWS
Cash Flows from (used in) Operating Activities

Classes of cash receipts from operating activities
Receipts from sales of goods and rendering of services	5,913,495	6,129,806	5,508,705
Other cash receipts from operating activities	495,471	377,085	365,238
Classes of cash payments
Payments to suppliers for goods and services	(4,387,161)	(4,198,750)	(3,845,429)
Payments to and on behalf of employees	(600,386)	(558,230)	(532,223)
Other cash payments from operating activities	(176,128)	(208,461)	(128,314)
Interest paid	(266,019)	(172,280)	(261,186)
Interest received	29,655	11,738	18,966
Income taxes paid	(329,864)	(90,556)	(37,942)
Other inflows (outflows) of cash, net	(6,225)	(2,807)	(10,452)
Net Cash flows from Operating Activities	672,838	1,287,545	1,077,363

Cash flows (used in) investing activities

Cash flow from loss of control of subsidiaries and other businesses	102,080	-	-
Cash flow used in obtaining control of subsidiaries or other businesses	(171,261)	(17,049)	(15,918)
Cash used for contributions and purchase of associates and joint ventures	(580)	(3,023)	-
Other cash receipts from sales of equity or debt instruments in other entities	2,320	2	1
Proceeds from sale of property, plant and equipment	10,354	9,392	6,308
Purchase of property, plant and equipment	(1,000,373)	(675,958)	(448,314)
Purchase of intangible assets	(32,032)	(2,682)	(10,468)
Proceeds from sales of other long-term assets	6,059	5,437	2,609
Purchase of other non-current assets	(247,802)	(222,029)	(179,184)
Dividends received	13,007	10,880	7,287
Other inflows (outflows) of cash, net	487	1,048	4,331
Cash flows used Investing Activities	(1,320,305)	(893,982)	(633,348)

Cash flows from (used in) Financing Activities

Total borrowings obtained	2,142,439	863,551	1,312,481
Debt obtained in long-term	2,125,332	485,077	1,025,096
Debt obtained in short-term	17,107	378,474	287,385
Repayments of borrowings	(721,952)	(475,284)	(1,627,711)
Payments of lease liabilities	(80,323)	(6,624)	(4,938)
Dividends paid	(182,109)	(257,421)	(121,586)
Other outflows of cash, net	(10,623)	(975)	(2,285)
Cash flows from (used in) Financing Activities	1,147,432	123,247	(444,039)
Net increase (decrease) in Cash and Cash Equivalents before effect of exchange rate changes	502,529	516,810	(24)
Effect of exchange rate changes on cash and cash equivalents	(18,459)	(30,754)	(2,343)
Net increase (decrease) of Cash and Cash equivalents	484,070	486,056	(2,367)
Cash and cash equivalents, at the beginning of the period	1,075,942	589,886	592,253
Cash and cash equivalents, at the end of the period	1,560,012	1,075,942	589,886

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019 AND 2018

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

As of December 31, 2019, Arauco is controlled by Empresas Copec S.A., tax identification number 90,690,000-9, which owns 99.9780% of Arauco, and is registered in the Securities Registry as No. 0028. Each of the above mentioned companies is subject to the oversight of the CMF.

Moreover, Empresas Copec S.A. is controlled by the public corporation AntarChile S.A., tax identification number 96,556,310-5, which owns 60.8208% of Empresas Copec S.A. Furthermore, the ultimate shareholders of AntarChile S.A. and, consequently, of Empresas Copec S.A., are Mr. Roberto Angelini Rossi, tax identification number 5,625,652-0, and Mrs. Patricia Angelini Rossi, tax identification number 5,765,170-9.

Arauco’s Consolidated Financial Statements were prepared on a going concern basis.

Presentation of Consolidated Financial Statements

The Financial Statements presented by Arauco are comprised by the following:

-	Consolidated Statements of Financial Position as of December 31, 2019 and 2018.
-	Consolidated Statements of Profit or Loss for the years ended December 31, 2019, 2018 and 2017.
-	Consolidated Statements of Comprehensive Income for the years ended December 31, 2019, 2018 and 2017.
-	Consolidated Statements of Changes in Equity for the years ended December 31, 2019, 2018 and 2017.
-	Consolidated Statements of Cash Flows for the years ended December 31, 2019, 2018 and 2017.
-	Explanatory disclosures (notes)

Period Covered by the Consolidated Financial Statements

As of December 31, 2019 and 2018 and for the periods between January 1 and December 31, 2019, 2018 and 2017.

Date of Approval of Consolidated Financial Statements

These consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) at the Extraordinary Meeting on April 15, 2020.

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

The currency used to finance operations is mainly the U.S. Dollar.

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

Specifically, a company controls an investee or subsidiary if, and only if, they have all of the following:

(a) power over the investee, i.e. the investor has existing rights which give it the ability to direct the relevant activities (the activities that significantly affect the investee's returns);

(b) exposure or rights to variable returns from involvement with the investee; and

(c) the ability to use power over the investee to affect the amount of the investor’s returns.

When Arauco holds less than the majority of voting rights in a company in which it participates, it nonetheless has the power over said company - when these voting rights are enough - to grant it in practice the ability to unilaterally direct said company's relevant activities. Arauco takes into account all facts and circumstances in order to assess if the voting rights in a company in which it participates are enough for granting it the power, including:

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

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for transactions and other events in similar circumstances, appropriate adjustments are made to the consolidated financial statements of subsidiaries in order to ensure compliance with Arauco's accounting policies.

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

g)           Financial Instruments

Financial assets

Initial classification

Arauco classifies its financial assets into the following categories: fair value through profit or loss and amortized cost.

Arauco does not have financial assets at fair value through other comprehensive income.

The classification is based on the business model used to manage the assets and the characteristics of their contractual cash flows.

Management determines the classification of its financial assets at the time of their initial recognition.

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

(b) Assets measured at amortized cost: they are initially registered at the fair value of the transaction, adding or subtracting the transaction costs that are directly attributable to the issuance of the financial asset or financial liability. The financial asset is maintained within a business model, the objective of which is to maintain financial assets to obtain contractual cash flows and the contractual conditions of the asset give rise, on specified dates, to cash flows that are solely payments of principal and interests (“SPPI”) over the amount of the outstanding principal.

Subsequent measurement

Financial instruments are subsequently measured at fair value through profit or loss or amortized cost.

The classification is based on two criteria: i) the Company’s business model for the management of financial instruments, and ii) whether the contractual cash flows related to the financial instruments represent “Solely Payments of Principal and Interests”.

a) Financial assets at fair value through profit or loss: these instruments are subsequently measured at fair value. Net earnings and losses, including income from interests and dividends, are registered as profits or losses for the period. These instruments are held for negotiation and they are mainly acquired to be sold in the short term. Derivatives are also classified as held for negotiation, unless they are registered as hedging instruments. Financial instruments of this type are classified as Other Current and Non-Current Financial Assets. They are subsequently valuated by determining their fair value, registering changes in value in the consolidated statements of Profit or Loss, in the items of Financial Income or Financial Costs.

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

Derivative financial instruments are explained in Note 1 h).

Financial liabilities

Arauco classifies its financial liabilities as follows: fair value through profit or loss, derivatives designated as effective hedging instruments and amortized costs.

Management determines the classification of its financial liabilities upon initial recognition. Financial liabilities are derecognized when the obligation is cancelled, settled or expired. When an existing financial liability is replaced with another of the same provider under substantially different terms, or where the terms of an existing liability are substantially amended, such exchange or modification is treated as a write-off of the original liability, with a new liability being recognized, and the difference between the respective carrying amounts is recognized in the consolidated statement of profit or loss.

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

Financial Liabilities at amortized cost

Other financial liabilities are subsequently valued at their amortized cost based on the effective interest rate method. The amortized cost is calculated taking into account any premium or acquisition discount and includes the costs of transactions that are an integral part of the effective interest rate. This category includes Commercial Accounts Payable and Other Accounts Payable, lease liabilities, as well as the loans included in Other Current and Non-Current Financial Liabilities.

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

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity's net assets in the event of liquidation may initially be measured either at fair value or at the present ownership instruments' proportionate share of non-controlling interests, in the recognized amounts of the acquirer’s identifiable net assets. The choice is made on a transaction-by-transaction basis.

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

The investments in joint operations are recognized through consolidation of assets, liabilities and results of operations in relation to Arauco's ownership percentage.

If the acquisition cost is lower than the fair value of the net assets of the associate acquired, the difference is recognized directly in statement of profit or loss in line Other gains (losses).

Investments in associates and joint ventures are presented in the consolidated statement of financial position in the line item “Investments accounted for using equity method”.

If Arauco’s share of losses of an associate or joint venture equals or exceeds its interest in the associate or joint venture, Arauco discontinues recognizing its share of further losses. After Arauco's carrying value in the investee is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that Arauco has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, Arauco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

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

n)   Goodwill

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquired company, and the fair value of the acquirer's previously held equity interest in the acquired company (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statements of profit or loss.

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

Goodwill recognized in subsidiaries Arauco Canada Ltd., Arauco do Brasil S.A. and Arauco Argentina S.A., generated on subsidiaries acquisitions whose functional currency is different from the functional currency of the parent company and presentation of these financial statements, are translated into U.S. Dollars at the closing exchange rate.

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

p) Leases

Arauco applies IFRS 16 for recognizing leases in a manner consistent with contracts with similar features and akin circumstances.

At the beginning of a contract, Arauco assesses whether the contract is, or if it contains, a lease. A contract is, or contains, a lease if it transfers the right to control the use of a given asset for a certain period of time, in exchange for consideration.

As of the initial date for recording a lease, Arauco, as lessee, recognizes an asset by the right of use at cost.

The cost of the asset for right of use comprises:

-	The amount of the initial measurement of the lease liability. This measurement is at present value of the payments for leases that have not been disbursed as of that date. Payments for leases are discounted using the incremental interest rate for financial loans;
-	Payments for leases performed prior to or as of the initiation date, minus the lease incentives that have been received;
-	The initial direct costs incurred by the lessee; and
-	An estimation of the costs to be incurred by the lessee when dismantling and eliminating the underlying asset, restoring the location where the same is located, or restoring the underlying asset to the condition required under the terms and conditions of the lease, unless such costs are incurred in order to produce inventories. The lessee assumes obligations stemming from such costs either at the commencement date, or as a result of having used the underlying asset during a specific period.

After the initial recognition date (January 1, 2019), Arauco, as lessee, recognizes its asset for right of use by applying the cost model, minus the accumulated depreciation and impairment losses, and adjusted for remeasurement of the liability for lease.

At the beginning, Arauco in the capacity of lessee, recognizes the lease liability at present value of the lease payments that have not been disbursed as of that date. Lease payments are discounted using the incremental interest rate for financial loans.

After the initial recognition date (January 1, 2019), Arauco, as lessee, recognizes a liability for leases by increasing the book value, so as to reflect the interest over the liability for lease, reducing the amount in order to reflect the payments for leases that have been performed and once again recognizing the book value, so as to reflect the remeasurement and also to reflect the essential fixed payments for leases that have been revised.

Arauco presents the assets by right of use in the Consolidated Statement of Financial Position, within Properties, Plants and Equipment, and are further disclosed in Note 7. Likewise, lease liabilities are included in the Consolidated Statement of Financial Position within Other Current and Non-Current Financial Liabilities, and further disclosed as Lease liabilities in note 23.

IFRS 16 maintains substantially the accounting requirements of the lessor from IAS 17. Therefore, Arauco has continued to classify its leases as operational or financial, as the case may be.

Income from operating leases in which Arauco is the lessor are recognized on a straight-line basis during the term of the lease. Initial direct costs are added to the book value of the underlying asset and are recognized as expenses during the term of the lease on the same basis as the lease income. Leased assets are included within the statement of financial position, in property, plant and equipment. Arauco did not make adjustments with respect to assets that maintains as a lessor, as a result of IFRS 16 adoption.

Until December 31, 2018, Arauco applied IFRIC 4 to assess whether an arrangement was, or contained, a lease. Leases of assets in which Arauco substantially held all the risks and rewards of ownership were classified as financial leases. All other leases were classified as operating leases.

Financial leases were initially recognized at the beginning of the leases, at the lower of the fair value at the inception of the lease of the leased property and the present value of the minimum lease payments.

When assets are leased under a financial lease, the present value of lease payments are recognized as financial accounts receivable. The difference between the gross receivable and the present value of such amount, is recognized as financial return on capital.

Arauco evaluates the economic nature of the contracts that grant the right to use certain assets, for the purposes of determining the existence of implied leases. In these cases, the Company separates, at the beginning of the contract and based on its relative reasonable values, payments and considerations associated with the lease, from the rest of the elements incorporated into the contract.

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

Biological growth and changes in fair value of forestry plantations are recognized in the line item “Other income” in the consolidated statements of profit or loss.

r) Income taxes

The tax liabilities are recognized in the consolidated financial statements based on the determination of taxable income for the year and calculated using the tax rates in force in the countries where Arauco operates.

Deferred income tax is recognized using liability method, on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated annual accounts. Deferred income tax is determined using tax rates contained in laws adopted as of the date of the financial statements and that are expected to be applicable when the related deferred tax asset is realized, or the deferred income tax liability is settled.

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

s) Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of past events, under which, it is probable that an outflow of resources will be required to settle the obligation; and when a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period.

 t) Revenue recognition

Revenues are valued at fair value of the consideration received or to be received, derived from them.

Arauco analyses and takes under consideration all relevant facts and circumstances to apply the five-step model established under IFRS 15 to customer contracts: (i) identify the contract, (ii) identify the performance obligations, (iii) determine the transaction price, (iv) allocate the transaction price, and (v) recognise revenue. Additionally, Arauco evaluates the incremental costs of obtaining a contract and the costs incurred to comply with a contract.

Arauco recognizes revenues when the steps established in IFRS have been satisfactorily complied with.

Accounts receivable are recognized when control over goods or services has been transferred to the customer, because at this point of the time collection is unconditional and the passage of time is only needed to receive payment.

(i)   Revenue recognition from the Sale of Goods

Revenue from the sale of goods is recognized when Arauco has transferred to the buyer the significant risks and rewards of ownership of the committed goods, when the amount of revenue can be reliably measured, when Arauco does not retain any managerial involvement over the goods sold and when it is probable that the economic benefits associated with the transaction will flow to Arauco and the costs incurred in respect of the transaction can be measured reliably. Revenue from the sale of goods are recognized when there is no obligation unsatisfied that could affect the customer’s acceptance of the product. The delivery is effective when the products are sent to the specific location, the risks of obsolescence and loss have been transferred to the customer and when Arauco has objective evidence that all acceptance criteria have been satisfied.

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

On October 28, 2019, Arauco approved to amend the Company’s by-laws in order to establish that the Ordinary Shareholders’ Meeting will be determining, on an annually basis, the dividends to be distributed, without being subject to the 30% distributable minimum indicated by Chilean Corporations Law.

For the purposes of the annual distribution of the net profits on each period, it will be responsibility of the Ordinary Shareholders’ Meeting to determine the portion of such profits that will be distributed as dividend to the shareholders. Such determination will be made by the Shareholders’ meeting without being subject to the 30% minimum established in article 79 of Law No. 18,046 (regarding Corporations), who may agree on the distribution of a smaller percentage. In any case, the Board of Directors may, under the personal responsibility of the directors participating in the respective agreement, distribute interim dividends out of the profits of the corresponding year, provided there are no accumulated losses.

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

The main factors considered for calculating the actuarial value of severance obligation for years of service are employee turnover, salary increases, and life expectancy of the workers included in this benefit.

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

z) Recent accounting pronouncements

a) Standards, interpretations and amendments that are mandatory for the first time for annual periods beginning on January 1, 2019:

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

January 1, 20
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

The adoption of the standards, amendments and interpretations described above did not have a significant impact on Arauco Consolidated Financial Statements during its initial application period.

IFRS 16 - Leases

Arauco applied IFRS 16 for the first time, starting on January 1, 2019.

IFRS 16 introduces a single lessee accounting model.  The lessee is required to recognize an asset a right of use representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. There are recognition exceptions for short-term leases or low-value leases. Accounting for lessors remains similar to IAS 17, that means, lessors continue classifying the leases as financial or operational.

Entities can apply IFRS 16 using either a full retrospective or a modified retrospective approach for leases. If the company applies the modified retrospective approach it is not required to restate the comparative financial information and the cumulative effect of the initial application of IFRS 16 must be presented as an adjustment to the opening balances of retained earnings.

Arauco has adopted to recognize the cumulative effect of the initial application of the standard as an adjustment to the opening balance of retained earnings as of January 1, 2019. Given this alternative, it is not required to restate the comparative information.

In applying IFRS 16 for the first time, Arauco has used the following practical expedients permitted by the standard:

-	applying a single discount rate to a portfolio of leases with reasonably similar characteristics
-	there were no onerous contracts as of January 1, 2019
-	accounting for operating leases with a remaining lease term of less than 12 months as of January 1, 2019 as short-term leases
-	excluding initial direct costs for the measurement of the right-of-use asset at the date of initial application, and
-	using hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

Arauco has also elected not to reassess whether a contract is or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date Arauco relied on its assessment made applying IAS 17 and Interpretation 4 “Determining whether an Arrangement contains a Lease”.

The following table shows the initial effects of the adoption of IFRS 16 as of January 1, 2019 on the Arauco Consolidated Financial Statements:

January 1, 2019 ThU.S.$
Right of use assets	252,085
Advances granted	(4,308)
Sublease	1,540
Lease liabilities	249,317

Advances granted are presented net in the line of other financial liabilities.

Sublease has a net impact on Accumulated earnings on January 1, 2019 of ThU.S.$ 107.

2019 ThU.S.$
Operating leases as of December 31, 2018	111,927
Discounted using the lessee’s incremental borrowing rate as of January 1, 2019	89,605
Finance lease liabilities recognized as of December 31, 2018	68,187
Lease liabilities recognized due to IFRS 16 implementation	159,712
Total Lease liabilities as of January 1, 2019.	317,504

January 1, 2019 ThU.S.$
Right of use assets - IFRS 16	252,085
Right of use assets - IAS 17	72,252
Increase (decrease) for changes in accounting policies	324,337

January 1, 2019 ThU.S.$
Lease liabilities - IFRS 16	249,317
Lease liabilities - IAS 17	68,187
Increase (decrease) for changes in accounting policies	317,504

b) Standards, interpretations and amendments, the application of which is not yet mandatory, which have not been adopted in advance:

Standards and interpretations	Content	Mandatory application for annual periods beginning on or after
IFRS 17	Insurance Contracts Supersedes IFRS 4. It changes mainly the accounting for insurance contracts and investments contracts.	January 1, 2021

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after
IFRS 10 y IAS 28-Amendments	Sale or Contribution of assets among an Investor and its Associates or Joint Ventures.	Indeterminate

IAS 1 y IAS 8

Presentation of Financial Statements and Accounting Policies, Changes in Accounting Estimates and Errors.

Clarifies the definition of material and align the definition used in the Conceptual Framework and the standards themselves.

January 1, 2020

IFRS 3	Definition of a Business Narrows the definitions of a business	January 1, 2020

IFRS 9, IAS 39 and IFRS 7	Interest rate benchmark reform Provides certain reliefs in connection with interest rate benchmark reform.	January 1, 2020

Arauco estimates that the adoption of these standards, amendments and interpretations described above will not have a significant impact on Arauco’s Consolidated Financial Statements during its initial application period.

NOTE 2. ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES

Changes to accounting policies

Arauco has decided to apply IFRS 16 Leases, in accordance with the transition options of this standard, retroactively with the accumulated effect of the initial application, recognized on January 1, 2019, without re-expressing its comparative financial statements as of December 31, 2018.

Arauco has adopted IFRS 16, recognizing liabilities in connection with leases that had been previously classified as operating leases under IAS 17 – Leases.

The lease liabilities under IFRS 16 were measured at the present value of the remaining payments for leases, discounted using the average incremental rate of 4.82%, applied as of January 1, 2019.

The assets by right of use were measured by an amount equivalent to the lease liability, adjusted by the amount of any lease payment that was prepaid or accumulated, in connection with the lease recognized in the balance sheet as of December 31, 2018.

As a consequence of the adoption of IFRS 16, Properties, Plants and Equipment increased by ThU.S.$252,085 and Other Financial Liabilities by ThU.S.$249,317 on January 1, 2019. The following table shows a reconciliation between both amounts.

January 1, 2019 ThU.S.$
Right of use assets	252,085
Advances granted	(4,308)
Sublease	1,540
Lease liabilities	249,317

Advances granted are presented net in the line of other financial liabilities.

Sublease has a net impact on Accumulated earnings on January 1, 2019 of ThU.S.$ 107.

Upon applying IFRS 16, Arauco chose not to apply the requirements for recognizing a liability and an asset for right of use for the leases which term expires within the 12 months following January 1, 2019 and for those where the underlying asset had insignificant value. The payments related to those leases are recognized on a straight-line basis as an expense in the consolidated statement of profit or loss.

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

ii) Hedging accounting: IFRS 9 also introduced a new model for hedging accounting, with the purpose of aligning accounting more closely with the risk management activities of the companies and of establishing an approach that would be more principle-based. The new approach allows for an improved reflection of the risk management activities in the financial statements, allowing for more elements to be eligible as hedged elements: risk component of non-financial items, net positions and aggregate exposures (in other words, a combination of a non-derivative exposure and a derivative). The most significant changes regarding the hedging instruments, when compared with the hedging accounting method employed under IAS 39, pertains to the possibility of deferring the temporary value of an option, the forward points of forward contracts, and the difference of the monetary base in other comprehensive income, until the time when the hedged element has an impact on results. IFRS eliminated the quantitative requirement from the effectiveness tests envisaged under IAS 39, whereby the results had to be within the 80%-125% range, thus allowing for the evaluation of the efficacy to be aligned with the management of the risk through the demonstration of the existence of an economic ratio between the hedging instrument and the hedged item, while also allowing the possibility of rebalancing the hedging ratio if the risk management objective remains unaltered. Nevertheless, retrospective inefficacy must still be valuated and recognized. Arauco applied the new requirements of IFRS 9 since the date of its adoption, as of January 1, 2018.

As of January 1, 2018, the application of IFRS has had the following initial impacts on Arauco’s Consolidated Financial Statements:

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

This standard requires more detailed disclosures than those required under the previous standards, with the purpose of supplying more complete information regarding the nature, amounts, schedule and certainty of the income and cash flows derived from the contracts with clients.

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

Changes to accounting estimates

As of December 31, 2019, there have been no changes regarding the accounting estimates with respect to the 2018 and 2017 financial years.

NOTE 3. DISCLOSURE OF OTHER INFORMATION

a)           Disclosure of information on Issued Capital

At the date of these consolidated financial statements the share capital of Arauco is ThU.S.$353,618.

100% of Capital corresponds to ordinary shares

	12-31-2019	12-31-2018
Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	113,159,655
Nominal Value of Shares by Type of Capital in Ordinary Shares	ThU.S.$0.0031210 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$353,618
	12-31-2019	12-31-2018
Number of Shares Issued and Fully Paid by Type of Capital in Ordinary Shares	113,159,655

b)           Dividends paid

In the 2019 period there was no interim dividend payment. The interim dividend paid in December 2018 was equivalent to 20% of the distributable net profit calculated as of the end of September 2018 and was considered a decrease in the consolidated statements of changes in equity.

As of December 31, 2019, in accordance with the current dividends policy, Arauco is not required to recognize a minimum dividend provision. The ThU.S. $324,295 as of December 31, 2018 (ThU.S.$ 174,266 as of December 31, 2017) presented in the consolidated statements of changes in equity correspond to the minimum dividend provision recorded for the 2018 period.

In the consolidated statements of cash flows, the Dividends Paid line shows an amount of ThU.S.$ 182,109 as of December 31, 2019 (ThU.S.$257,421 and ThU.S.$ 121,586 are presented for the years ended December 31, 2018 and 2017 respectively), of which ThU.S.$ 182,040 (ThU.S.$256,029 and ThU.S.$ 119,499 as of December 31, 2018 and 2017 respectively) correspond to the payment of dividends of the Parent Company.

The following are the dividends paid and the corresponding per share amounts during the periods 2019 and 2018:

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-08-2019
Amount of Dividend	ThU.S.$ 182,040
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$ 1.60870

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Interim Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	12-12-2018
Amount of Dividend	ThU.S.$ 142,256
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$ 1.25712

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-10-2018
Amount of Dividend	ThU.S.$113,773
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$ 1.00542

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Interim Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	12-20-2017
Amount of Dividend	ThU.S.$60,494
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$0.53459

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-10-2017
Amount of Dividend	ThU.S.$59,005
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$0.52143

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

Other items in the Statements of Profit or Loss

The table below sets forth other income, other expenses, finance income, finance costs and share of profit (loss) of associates and joint ventures for the years ended December 31, 2019, 2018 and 2017 are as follows:

	January - December
	2019	2018	2017
	ThU.S.$	ThU.S.$	ThU.S.$
Classes of Other Income
Other Income, Total	232,393	124,304	111,513
Gain from changes in fair value of biological assets (See note 20)	154,705	84,476	83,031
Net income from insurance compensation	2,098	1,788	1,305
Revenue from export promotion	1,185	3,570	3,542
Lease income	1,995	2,156	3,061
Gain on sales of assets	15,685	13,164	13,444
Access easement	296	260	565
Compensations received	1,210	4,554	283
Gain on sales of associates	40,842	-	-
Other operating results (*)	14,377	14,336	6,282

Classes of Other Expenses by activity
Total of Other Expenses by activity	(203,698)	(95,880)	(240,165)
Depreciation	-	(523)	(466)
Legal expenses	(5,465)	(3,832)	(3,882)
Impairment provision for property, plant and equipment and others	(115,812)	(31,680)	(33,240)
Operating expenses related to staff restructuring or from plants stoppage or closed	(20,301)	(2,718)	(7,275)
Expenses related to projects	(13,407)	(15,497)	(2,139)
Loss of asset sales	(11,783)	(8,533)	(4,691)
Loss and repair of assets	(1,287)	(430)	(3,739)
Loss of forest due to fires (**)	(7,541)	(2,584)	(138,139)
Other Taxes	(15,835)	(16,821)	(17,463)
Research and development expenses	(3,851)	(1,888)	(2,594)
Fines, readjustments and interests	(1,513)	(788)	(3,675)
Other expenses	(6,903)	(10,586)	(22,862)

Classes of financing income
Financing income, total	32,582	20,895	19,640
Financial income from mutual funds - term deposits	21,841	13,177	11,023
Financial income resulting from swap - forward instruments	490	596	3,602
Other financial income	10,251	7,122	5,015

Classes of financing costs
Financing costs, Total	(273,639)	(214,779)	(287,958)
Interest expense, Banks loans	(34,576)	(29,320)	(31,014)
Interest expense, Bonds	(178,801)	(142,846)	(223,602)
Interest expense, other financial instruments	(28,326)	(18,716)	(15,706)
Interest expense for right of use	(11,436)	-	-
Other financial costs	(20,500)	(23,897)	(17,636)

Share of profit (loss) of associates and joint ventures accounted for using equity method
Total	7,775	17,246	17,017
Investments in associates	6,786	3,043	4,855
Joint ventures	989	14,203	12,162

(*) Other operating results includes extraction of sand and gravel from wharfage and indemnities, income from contributed assets (Inv. Agrícola San Gerardo SpA), income from adjustments and interests related to fines, among others.

(**) Loss of forest due to fires are presented net of ThU.S.$35,000 from insurance compensation as of December 2017.

The analysis of expenses by nature contained in these consolidated financial statements is presented below:

	January - December
	2019	2018	2017
Cost of sales (*)	ThU.S.$	ThU.S.$	ThU.S.$
Timber	879,583	691,129	725,114
Forestry labor costs	547,749	672,233	631,276
Depreciation and amortization	409,442	377,557	389,847
Depreciation for right of use	64,434	-	-
Maintenance costs	294,853	280,715	262,764
Chemical costs	557,074	560,241	517,478
Sawmill Services	140,220	140,106	109,776
Other Raw Materials	236,250	228,701	188,874
Other Indirect costs	149,853	185,424	178,447
Energy and fuel	212,655	207,712	186,041
Cost of electricity	34,871	34,301	42,008
Wage and salaries	383,394	344,630	342,907
Total	3,910,378	3,722,749	3,574,532

(*) Total amount is composed of the cost of inventory sales for ThU.S.$ 3,861,891 (ThU.S.$ 3,662,348 and ThU.S.$ 3,510,009 at December 31, 2018 and 2017, respectively) and the cost of rendering services for ThU.S.$ 48,487 (ThU.S.$ 60,401 as of December 31, 2018)

	January - December
	2019	2018	2017
Distribution costs	ThU.S.$	ThU.S.$	ThU.S.$
Selling costs	38,097	39,402	39,175
Commissions	13,573	14,629	14,880
Insurance	4,405	4,266	3,620
Provision for doubtful accounts	981	3,144	(245)
Other selling costs	19,138	17,363	20,920
Shipping and freight costs	548,776	517,403	484,125
Port services	36,145	28,064	30,996
Freights	472,542	440,886	409,801
Depreciation for right of use	1,792	-	-
Other shipping and freight costs (internment, warehousing, stowage, customs and other costs)	38,297	48,453	43,328
Total	586,873	556,805	523,300

	January - December
	2019	2018	2017
Administrative expenses	ThU.S.$	ThU.S.$	ThU.S.$
Wages and salaries	229,224	247,927	218,720
Marketing, advertising, promotion and publications expenses	18,127	12,650	10,046
Insurances	19,825	15,538	17,122
Depreciation and amortization	29,412	27,879	28,210
Depreciation for right of use	10,775	-	-
Computer services	34,931	27,434	27,193
Lease rentals (offices, other property and vehicles)	7,038	14,249	14,195
Donations, contributions, scholarships	9,980	13,952	12,772
Fees (legal and technical advisors)	47,889	51,039	43,107
Property taxes, city permits and rights	16,371	17,645	17,281
Cleaning services, security services and transportation	22,959	24,089	25,153
Third-party variable services (maneuvers, logistics)	40,432	43,573	46,097
Basic services	9,537	9,467	8,423
Maintenance and repair	7,238	6,973	5,579
Seminars, courses, training materials	3,091	3,117	2,526
Other administration expenses (travels, clothing and safety equipment, environmental expenses, audits and others)	47,209	45,752	44,870
Total	554,038	561,284	521,294

NOTE 4. INVENTORIES

	12-31-2019	12-31-2018
Components of Inventory	ThU.S.$	ThU.S.$
Raw materials	129,004	111,483
Production supplies	128,229	122,794
Work in progress	69,760	66,432
Finished goods	532,200	554,933
Spare Parts	194,674	174,554
Total Inventories	1,053,867	1,030,196

Inventories recognized as cost of sales as of December 31, 2019 were ThU.S.$3,861,891 (ThU.S.$3,662,348 and ThU.S.$3,510,009 as of December 31, 2018 and 2017, respectively).

In order to have the inventories recorded at net realizable value as of December 31, 2019, a net decrease of inventories was recognized associated with a higher provision of obsolescence of ThU.S.$26,877 (ThU.S.$2,038 and ThU.S.$ 1,264 as of December 31, 2018 and 2017, respectively). As of December 31, 2019, the amount of obsolescence provision is ThU.S.$53,180 (ThU.S.$26,303 as of December 31, 2018).

As of December 31, 2019, there were inventory write-offs of ThU.S.$1,734 (ThU.S.$6,760 and ThU.S.$ 1,427 as of December 31, 2018 and 2017, respectively)

The inventory obsolescence provision is calculated based on the sales conditions of products and age of inventory (inventory turnover).

As of the date of these consolidated financial statements, there are no inventories pledged as security to report.

NOTE 5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, bank checking account balances, time deposits and mutual funds. These are short-term highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

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

As of the date of these consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

	12-31-2019	12-31-2018
Components of Cash and Cash Equivalents	ThU.S.$	ThU.S.$
Cash on hand	177	126
Bank checking account balances	314,804	327,006
Time deposits	611,073	478,775
Mutual funds	633,958	270,035
Total	1,560,012	1,075,942

The risk classification of the mutual funds in effect as of December 31, 2019 and December 31, 2018 is shown below.

	12-31-2019 ThU.S.$	12-31-2018 ThU.S.$
AAAfm	624,534	268,237
No classification	9,424	1,798
Total Mutual Funds	633,958	270,035

Changes in Financial Liabilities

				Cash Flow
	Opening balance 01-01-2019	Increase (decrease) for changes in accounting policies	Re-expressed opening balance	Borrowings obtained	Borrowings paid	Commissions paid	Interest paid	Accrued interest	Inflation adjustment	Increase (decrease) due to business combination	Non-cash movements	Closing balance 12-31-2019
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Borrowings from banks	940,435	-	940,435	156,350	(143,998)	(4,797)	(36,902)	31,480	(125)	6,738	(2,159)	947,022
Hedging liabilities	71,599	-	71,599	-	-	-	(29,464)	29,464	-	-	62,676	134,275
Bonds and promissory notes	3,501,654	-	3,501,654	1,986,089	(577,954)	(5,900)	(188,748)	190,765	(66,385)	4,324	(12,102)	4,831,743
Lease liabilities (IFRS 16)	68,187	249,317	317,504	-	(80,323)	-	(10,905)	10,601	(9,339)	4,133	39,354	271,025
Total	4,581,875	249,317	4,831,192	2,142,439	(802,275)	(10,697)	(266,019)	262,310	(75,849)	15,195	87,769	6,184,065

		Cash Flow
	Opening balance 01-01-2018	Borrowings obtained	Borrowings paid	Interest paid	Accrued interest	Inflation adjustment	Non-cash movements	Closing balance 12-31-2018
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Borrowings from banks	858,457	534,474	(453,789)	(28,397)	30,133	761	(1,204)	940,435
Hedging liabilities	5,393	-	-	(803)	-	(138)	67,147	71,599
Bonds and promissory notes	3,302,685	329,077	(21,495)	(143,080)	144,116	(112,773)	3,124	3,501,654
Lease liabilities (IFRS 16)	112,376	-	(6,624)	-	-	(1,431)	(36,134)	68,187
Total	4,278,911	863,551	(481,908)	(172,280)	174,249	(113,581)	32,933	4,581,875

NOTE 6. INCOME TAXES

The tax rates applicable in the countries in which Arauco operates are 27% in Chile, 30% in Argentina and Mexico, 34% in Brazil, 25% in Uruguay and 21% in the United States (federal tax).

On December 29, 2017, Law No. 27,430 was enacted in the Official Gazette of Argentina, which amended several articles of the Income Tax Act. The most relevant amendments include the reduction of the federal income tax rate from 35% to 30% by 2018 and 2019 fiscal years, and 25% by 2020.

On March 25, 2019, the subsidiary Arauco Argentina S.A. chose to conduct the Tax Reappraisal set forth in Title X – Chapter 1 of Law No. 27,430. The option was exercised for all Properties, Plants and Equipment’s included in the category of amortizable movable assets, pursuant to the income tax law, which were adjusted to inflation using the coefficients published in such law for the purposes of calculating the aforementioned tax. The effect of the special tax in the presentation was $122,835,595 argentine pesos (equivalent to ThU.S.$2,053 as of December 31, 2019), which was paid in six instalments during year 2019. Additionally, the increase of the value of these tax assets, arising from this adjustment, generated a decrease of the liabilities for deferred taxes as of December 31, 2019 of approximately ThU.S.$12,629. Both the loss for the special tax as well as the profits for the decrease of the deferred tax, are shown in the Income tax line.

Deferred Tax Assets

The following table sets forth the deferred tax assets as of the dates indicated:

	12-31-2019	12-31-2018
Deferred Tax Assets	ThU.S.$	ThU.S.$
Deferred tax Assets relating to Provisions	5,749	6,105
Deferred tax Assets relating to Accrued Liabilities	7,182	10,906
Deferred tax Assets relating to Post-Employment benefits	20,378	19,072
Deferred tax Assets relating to Property, Plant and equipment	16,609	10,125
Deferred tax Assets relating to Impairment provision	20,169	11,963
Deferred tax Assets relating to Financial Instruments	68,390	9,761
Deferred tax Assets relating to Tax Loss Carryforward	144,652	109,320
Deferred tax Assets relating to Inventories	12,460	5,532
Deferred tax Assets relating to Provisions for Income	6,631	7,443
Deferred tax Assets relating to Allowance for Doubtful Accounts	4,349	5,001
Deferred tax Assets relating to Intangible revaluation	6,044	7,651
Deferred tax Assets relating to tax credits	8,029	-
Deferred tax Assets relating to Other Deductible Temporary Differences	16,161	11,328
Total Deferred Tax Assets	336,803	214,207
Offsetting presentation	(330,736)	(209,572)
Net Effect	6,067	4,635

Certain subsidiaries of Arauco mainly in Chile, USA, Brazil and Uruguay, as of the date of these consolidated financial statements, present tax losses for which we estimate that, given the projection of future profits, will allow the recovery of these assets. The total amount of these tax losses is ThU.S.$550,551 (ThU.S.$ 368,938 at December 31, 2018), which are mainly originated by operational and financial losses.

In addition, as of the closing date of these consolidated financial statements there are ThU.S.$188,474 (ThU.S.$ 183,162 at December 31, 2018) of non-recoverable tax losses from companies in Uruguay as joint operations based on the participation of Arauco and subsidiaries in USA, for which deferred tax assets have not been recognized. The estimated recovery period exceeds the expiry date of such tax losses.

Deferred Tax Liabilities

The following table sets forth the deferred tax liabilities as of the dates indicated:

	12-31-2019	12-31-2018
Deferred Tax Liabilities	ThU.S.$	ThU.S.$
Deferred tax Liabilities relating to Property, Plant and Equipment	900,415	831,471
Deferred tax Liabilities relating to Financial Instruments	25,630	14,225
Deferred tax Liabilities relating to Biological Assets	642,221	661,582
Deferred tax Liabilities relating to Inventory	38,251	39,025
Deferred tax Liabilities relating to Prepaid Expenses	41,338	37,897
Deferred tax Liabilities relating to Intangible	17,942	20,240
Deferred tax Liabilities relating to Other Taxable Temporary Differences	25,126	22,790
Total Deferred Tax Liabilities	1,690,923	1,627,230
Offsetting presentation	(330,736)	(209,572)
Net Effect	1,360,187	1,417,658

The effect of changes in current and deferred tax liabilities related to financial hedging instruments corresponds to a credit of ThU.S.$1,686 as of December 31, 2019 (ThU.S.$4,474 as of December 31, 2018), which is presented net in Reserves for Cash Flow Hedges in the Consolidated Statement of Changes in Equity.

Reconciliation of deferred tax assets and liabilities

			Deferred tax of items charged	Increase (decrease)	Increase (decrease)
	Opening Balance 01-01-2019	Deferred tax Income (Expenses)	to other comprehensive income	through business combinations	Net exchange differences	Closing balance 12-31-2019
Deferred Tax Assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S$
Deferred tax Assets relating to Provisions	6,105	(517)	-	244	(83)	5,749
Deferred tax Assets relating to Accrued Liabilities	10,906	(3,921)	-	197	-	7,182
Deferred tax Assets relating to Post-Employment benefits	19,072	423	717	150	16	20,378
Deferred tax Assets relating to Property, Plant and equipment	10,125	6,484	-	-	-	16,609
Deferred tax Assets relating to Impairment provision	11,963	8,385	-	-	(179)	20,169
Deferred tax Assets relating to Financial Instruments	9,761	55,087	3,609	-	(67)	68,390
Deferred tax Assets relating to Tax Loss Carryforward	109,320	35,577	-	1,505	(1,750)	144,652
Deferred tax Assets relating to Inventories	5,532	6,288	-	279	361	12,460
Deferred tax Assets relating to Provisions for Income	7,443	(657)	-	112	(267)	6,631
Deferred tax Assets relating to Allowance for Doubtful Accounts	5,001	(645)	-	68	(75)	4,349
Deferred tax Assets relating to Intangible revaluation	7,651	(1,345)	-	-	(262)	6,044
Deferred tax Assets relating to tax credits	-	8,029	-	-	-	8,029
Deferred tax Assets relating to Other Deductible Temporary Differences	11,328	4,470	-	731	(368)	16,161
Total Deferred Tax Assets	214,207	117,658	4,326	3,286	(2,674)	336,803

			Deferred tax of items charged	Increase (decrease)	Increase (decrease)
	Opening Balance 01-01-2019	Deferred tax Income (Expenses)	to other comprehensive income	through business combinations	Net exchange differences	Closing balance 12-31-2019
Deferred Tax Liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S$
Deferred tax Liabilities relating to Property, Plant and Equipment	831,471	66,656	-	4,234	(1,946)	900,415
Deferred tax Liabilities relating to Financial Instruments	14,225	11,405	-	-	-	25,630
Deferred tax Liabilities relating to Biological Assets	661,582	(15,770)	-	-	(3,591)	642,221
Deferred tax Liabilities relating to Inventory	39,025	(774)	-	-	-	38,251
Deferred tax Liabilities relating to Prepaid Expenses	37,897	3,487	-	69	(115)	41,338
Deferred tax Liabilities relating to Intangible	20,240	(1,914)	-	-	(384)	17,942
Deferred tax Liabilities relating to Other Taxable Temporary Differences	22,790	2,905	-	182	(751)	25,126
Total Deferred Tax Liabilities	1,627,230	65,995	-	4,485	(6,787)	1,690,923

	Opening Balance		Opening Balance	Deferred tax	Deferred tax of items	Increase (decrease)	Closing
	01-01-2018 IAS 39	Amounts restated	01-01-2018 IFRS 9	Expenses (Income)	charged to other comprehensive income	Net exchange differences	balance 12-31-2018
Deferred Tax Assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S$
Deferred tax Assets relating to Provisions	7,433	-	7,433	(1,015)	-	(313)	6,105
Deferred tax Assets relating to Accrued Liabilities	11,267	-	11,267	(361)	-	-	10,906
Deferred tax Assets relating to Post-Employment benefits	19,276	-	19,276	297	(504)	3	19,072
Deferred tax Assets relating to Property, Plant and equipment	11,657	-	11,657	(1,532)	-	-	10,125
Deferred tax Assets relating to Impairment provision	13,640	-	13,640	-		(1,677)	11,963
Deferred tax Assets relating to Financial Instruments	4,348	709	5,057	(507)	5,211	-	9,761
Deferred tax Assets relating to Tax Loss Carryforward	62,706	-	62,706	53,103	-	(6,489)	109,320
Deferred tax Assets relating to Inventories	5,941	-	5,941	(378)	-	(31)	5,532
Deferred tax Assets relating to Provisions for Income	21,354	-	21,354	(13,910)	-	(1)	7,443
Deferred tax Assets relating to Allowance for Doubtful Accounts	5,149	918	6,067	(843)	-	(223)	5,001
Deferred tax Assets relating to Intangible revaluation	10,389	-	10,389	(1,244)	-	(1,494)	7,651
Deferred tax Assets relating to Other Deductible Temporary Differences	15,907	-	15,907	(3,838)	-	(741)	11,328
Total Deferred Tax Assets	189,067	1,627	190,694	29,772	4,707	(10,966)	214,207

	Opening Balance		Opening Balance	Deferred tax	Deferred tax of items charged	Increase (decrease)	Closing
	01-01-2018 IAS 39	Amounts restated	01-01-2018 IFRS 9	Expenses (Income)	to other comprehensive Income	Net exchange differences	balance 12-31-2018
Deferred Tax Liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S$
Deferred tax Liabilities relating to Property, Plant and Equipment	862,681	-	862,681	(23,428)	-	(7,782)	831,471
Deferred tax Liabilities relating to Financial Instruments	12,684	-	12,684	1,542	-	(1)	14,225
Deferred tax Liabilities relating to Biological Assets	676,876	-	676,876	2,060	-	(17,354)	661,582
Deferred tax Liabilities relating to Inventory	32,580	-	32,580	6,445	-	-	39,025
Deferred tax Liabilities relating to Prepaid Expenses	41,600	-	41,600	(3,703)	-	-	37,897
Deferred tax Liabilities relating to Intangible	22,014	-	22,014	(562)	-	(1,212)	20,240
Deferred tax Liabilities relating to Other Taxable Temporary Differences	17,731	-	17,731	6,450	-	(1,391)	22,790
Total Deferred Tax Liabilities	1,666,166	-	1,666,166	(11,196)	-	(27,740)	1,627,230

 Temporary Differences

The following tables summarize the deductible and taxable temporary differences:

Detail of classes of Deferred Tax Temporary Differences	12-31-2019		12-31-2018
	Deductible	Taxable	Deductible	Taxable
	Difference	Difference	Difference	Difference
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred Tax Assets	192,151	-	104,887	-
Deferred Tax Assets - Tax loss carryforward	144,652	-	109,320	-
Deferred Tax Liabilities	-	1,690,923	-	1,627,230
Total	336,803	1,690,923	214,207	1,627,230

	January - December
Detail of Temporary Difference Income and Loss Amounts	2019	2018	2017
	ThU.S.$	ThU.S.$	ThU.S.$
Deferred Tax Assets	82,081	(23,331)	6,079
Deferred Tax Assets - Tax loss carryforward	35,577	53,103	7,270
Deferred Tax Liabilities	(65,995)	11,196	168,279
Total	51,663	40,968	181,628

Income Tax Expense

Income tax expense consists of the following:

	January - December
Income Tax composition	2019	2018	2017
	ThU.S.$	ThU.S.$	ThU.S.$
Current income tax expense	(54,194)	(270,252)	(155,292)
Tax benefit arising from unrecognized tax assets previously used to reduce current tax expense	3,771	4,471	3,018
Prior period current income tax adjustments	(2,912)	(1,732)	(227)
Other current benefit tax (expenses)	1,137	(220)	1,865
Current Tax Expense, Net	(52,198)	(267,733)	(150,636)

Deferred tax expense relating to origination and reversal of temporary differences	16,086	(12,135)	174,358
Tax benefit arising from previously unrecognized tax loss carryforward	35,577	53,103	7,270
Total deferred Tax benefit (expense), Net	51,663	40,968	181,628
Income Tax benefit (expense), Total	(535)	(226,765)	30,992

The following table presents the current income tax expense detailed by foreign and domestic (Chile) companies at December 31, 2019, 2018 and 2017:

	January - December
	2019	2018	2017
	ThU.S.$	ThU.S.$	ThU.S.$
Foreign current income tax expense	(11,774)	(35,442)	(28,071)
Domestic current income tax expense	(40,424)	(232,291)	(122,565)
Total current income tax expense	(52,198)	(267,733)	(150,636)

Foreign deferred tax benefit (expense)	32,243	19,940	94,228
Domestic deferred tax benefit (expense)	19,420	21,028	87,400
Total deferred tax benefit (expense)	51,663	40,968	181,628

Total tax benefit (expense)	(535)	(226,765)	30,992

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.

The reconciliation of income tax expense is as follows:

	January - December
	2019	2018	2017
Reconciliation of Income tax from Statutory Rate to Effective Tax Rate	ThU.S.$	ThU.S.$	ThU.S.$
Statutory domestic (Chile) income tax rate	27.0%	27.0%	25.5%
Tax Expense at statutory tax rate	(16,876)	(257,451)	(61,037)
Tax effect of foreign tax rates	1,120	3,464	(7,118)
Tax effect of revenues exempt from taxation	42,376	82,521	40,133
Tax effect of not deductible expenses	(40,552)	(53,510)	(28,783)
Tax rate effect of tax loss carry forwards	46	15	(44)
Tax effect of Previously Unrecognized Tax Benefit in the Statements of Profit or Loss	884	(91)	195
Tax effect of a new evaluation of assets for deferred not recognized taxes	12,865	-	5,311
Tax rate effect from change in tax rate (opening balances)	-	-	78,946
Tax rate effect of adjustments for current tax of prior periods	(2,912)	(1,732)	(227)
Other tax rate effects	2,514	19	3,616
Total adjustments to tax expense at applicable tax rate	16,341	30,686	92,029
Tax benefit (expense) at effective tax rate	(535)	(226,765)	30,992

Current tax assets and liabilities

The current tax assets and liabilities balances are as follow:

Current tax Assets	12-31-2019	12-31-2018
	ThU.S.$	ThU.S.$
Monthly Provisional Payments (MPP)	190,169	1,662
Income tax receivable	27,628	19,538
Fixed assets tax credits	57	-
Provision tax income	(39,490)	(1,371)
Other tax receivables	21,589	16,684
Total	199,953	36,513

Current tax Liabilities	12-31-2019	12-31-2018
	ThU.S.$	ThU.S.$
Provision tax income (First category)	10,626	260,538
Monthly Provisional Payments (MPP)	(9,309)	(107,023)
Article No. 21 tax	1	-
Other tax payables	924	127
Total	2,242	153,642

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

	12-31-2019	12-31-2018
Property, Plant and Equipment	ThU.S.$	ThU.S.$
Property, Plant and Equipment	7,648,183	7,174,693
Property, Plant and Equipment by right of use	284,379	-
Total	7,932,562	7,174,693

Property, Plant and Equipment

	12-31-2019	12-31-2018
Property, Plant and Equipment, Net	ThU.S.$	ThU.S.$
Construction work in progress	1,128,431	1,030,730
Land	971,061	972,143
Buildings	2,247,996	2,062,887
Plant and equipment	3,139,761	2,921,462
Information technology equipment	20,906	23,292
Fixtures and fittings	13,421	15,906
Motor vehicles	14,922	14,916
Other property, plant and equipment	111,685	133,357
Total Net	7,648,183	7,174,693

Property, Plant and Equipment, Gross
Construction work in progress	1,128,431	1,030,730
Land	971,061	972,143
Buildings	4,268,590	3,959,186
Plant and equipment	7,004,549	6,388,843
Information technology equipment	91,585	86,558
Fixtures and fittings	45,703	44,694
Motor vehicles	56,771	53,507
Other property, plant and equipment	131,030	157,301
Total Gross	13,697,720	12,692,962

Accumulated depreciation and impairment
Buildings	(2,020,594)	(1,896,299)
Plant and equipment	(3,864,788)	(3,467,381)
Information technology equipment	(70,679)	(63,266)
Fixtures and fittings	(32,282)	(28,788)
Motor vehicles	(41,849)	(38,591)
Other property, plant and equipment	(19,345)	(23,944)
Total	(6,049,537)	(5,518,269)

Description of Property, Plant and Equipment Pledged as Security for Liabilities

As of December 31, 2019, there are no significant assets pledged as collateral to be disclosed in these consolidated financial statements.

Disbursements commitments for the acquisition of property, plant and equipment and disbursements for property, plant and equipment under construction.

	12-31-2019	12-31-2018
	ThU.S.$	ThU.S.$
Amount committed for the acquisition of property, plant and equipment	1,200,111	798,631

Reconciliation of Property, Plant and Equipment

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment as of December 31, 2019 and 2018:

Reconciliation of Property, Plant and Equipment	Construction work in progress	Land	Buildings	Plant and equipment	IT Equipment	Fixtures and fittings	Motor vehicles	Other Property, Plant and Equipment	TOTAL
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance 01-01-2019	1,030,730	972,143	2,062,887	2,921,462	23,292	15,906	14,916	133,357	7,174,693
Increase (decrease) for changes in accounting policies	-	-	-	(55,015)	-	-	-	(17,237)	(72,252)
Restated opening balance	1,030,730	972,143	2,062,887	2,866,447	23,292	15,906	14,916	116,120	7,102,441
Changes
Additions	889,882	6,722	13,561	44,800	1,637	960	3,808	10,779	972,149
Acquisitions through business combinations	12,839	3,915	24,118	110,701	238	156	313	6,272	158,552
Disposals	-	(2,241)	(2,167)	(2,821)	(94)	(1)	(213)	(29)	(7,566)
Withdrawals	(6,992)	(3,442)	(3,435)	(23,231)	(2)	(1)	(36)	(13,202)	(50,341)
Depreciation	-	-	(130,454)	(297,332)	(6,426)	(2,722)	(4,111)	(1,180)	(442,225)
Impairment loss recognized in profit or loss	-	-	(15,398)	(60,219)	(337)	(14)	(74)	-	(76,042)
Increase (decrease) through net exchange differences	(1,066)	(7,530)	(479)	(1,347)	(74)	27	(31)	(918)	(11,418)
Reclassification to assets held for sale	-	-	-	990	-	-	-	-	990
Increase (decrease) through transfers from construction in progress	(796,962)	1,494	299,363	500,140	2,672	(890)	340	(6,157)	-
Reclassification from lease to Property, plant and equipment	-	-	-	1,633	-	-	10	-	1,643
Total changes	97,701	(1,082)	185,109	273,314	(2,386)	(2,485)	6	(4,435)	545,742
Closing balance 12-31-2019	1,128,431	971,061	2,247,996	3,139,761	20,906	13,421	14,922	111,685	7,648,183

Reconciliation of Property, Plant and Equipment	Construction work in progress	Land	Buildings	Plant and equipment	IT Equipment	Fixtures and fittings	Motor vehicles	Other Property, Plant and Equipment	TOTAL
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance 01-01-2018	597,351	1,008,310	2,135,201	3,112,755	22,665	12,297	15,959	129,761	7,034,299
Changes
Additions	660,918	3	6,949	42,467	1,125	1,146	2,352	15,516	730,476
Acquisitions through business combinations	-	3,900	-	4,887	-	-	-	-	8,787
Disposals	(1,994)	(448)	(770)	(702)	(42)	-	(129)	(528)	(4,613)
Withdrawals	(6,269)	(4,466)	(1,656)	(17,680)	(42)	(28)	(84)	(5,599)	(35,824)
Depreciation	-	-	(125,407)	(316,118)	(5,791)	(2,870)	(3,920)	(3,660)	(457,766)
Impairment loss recognized in profit or loss	-	-	(654)	(356)	(5)	(20)	-	-	(1,035)
Increase (decrease) through net exchange differences	(4,115)	(34,204)	(15,444)	(42,059)	(175)	(210)	(217)	(6,332)	(102,756)
Reclassification to assets held for sale	-	(2,193)	(5)	5,323	-	-	-	-	3,125
Increase (decrease) through transfers from construction in progress	(215,161)	1,241	64,673	132,945	5,557	5,591	955	4,199	-
Total changes	433,379	(36,167)	(72,314)	(191,293)	627	3,609	(1,043)	3,596	140,394
Closing balance 12-31-2018	1,030,730	972,143	2,062,887	2,921,462	23,292	15,906	14,916	133,357	7,174,693

The depreciation expense for the period ending December 31, 2019, 2018 and 2017 is as follows:

	January-December
	2019	2018	2017
Depreciation for the year	ThU.S.$	ThU.S.$	ThU.S.$
Cost of sales	409,442	377,557	389,847
Administrative expenses	16,275	15,530	14,883
Other expenses	3,525	1,986	3,494
Total	429,242	395,073	408,224

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

Property, Plant and Equipment by Right of Use

12-31-2019
ThU.S.$
Property, Plant and Equipment by right of use, Net

Land	67,804
Buildings	25,940
Plant and equipment	44,753
Information technology equipment	574
Fixtures and fittings	1,138
Motor vehicles	126,587
Other property, plant and equipment	17,583
Total Net	284,379

Property, Plant and Equipment by right of use, Gross

Land	75,403
Buildings	32,266
Plant and equipment	71,394
Information technology equipment	757
Fixtures and fittings	1,595
Motor vehicles	164,683
Other property, plant and equipment	19,580
Total Gross	365,678

Accumulated depreciation and impairment by right of use

Land	(7,599)
Buildings	(6,326)
Plant and equipment	(26,641)
Information technology equipment	(183)
Fixtures and fittings	(457)
Motor vehicles	(38,096)
Other property, plant and equipment	(1,997)
Total	(81,299)

Reconciliation of Property, Plant and Equipment by Right of Use

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment by right of use as of December 31, 2019:

Reconciliation of Property, Plant and Equipment by right of use	Land	Buildings	Plant and equipment	IT Equipment	Fixtures and fittings	Motor vehicles	Other Property, Plant and Equipment	TOTAL
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance 01-01-2019	-	-	-	-	-	-	-	-
Increase (decrease) for changes in accounting policies	65,363	20,865	76,258	310	-	144,304	17,237	324,337
Restated opening balance	65,363	20,865	76,258	310	-	144,304	17,237	324,337
Changes
Additions	8,668	10,580	5,817	449	1,595	20,531	4,745	52,385
Business combination	906	1,129	3,257	-	-	290	-	5,582
Withdrawals	-	-	(13,750)	-	-	-	-	(13,750)
Depreciation	(7,599)	(6,326)	(26,641)	(183)	(457)	(38,096)	(2,756)	(82,058)
Increase (decrease) through net exchange differences	466	(216)	137	(2)	-	(131)	-	254
Increase (decrease) through others	-	(92)	(325)	-	-	(311)	-	(728)
Reclassification from lease to Property, plant and equipment	-	-	-	-	-	-	(1,643)	(1,643)
Total changes	2,441	5,075	(31,505)	264	1,138	(17,717)	346	(39,958)
Closing balance 12-31-2019	67,804	25,940	44,753	574	1,138	126,587	17,583	284,379

The following table set forth the composition of the initial impact of the IFRS 16 adoption on Property, Plant and Equipment by right of use:

January 01, 2019
ThU.S.$
Right of use assets - IFRS 16	252,085
Assets from leasing - IAS 17	72,252
Increase (decrease) for changes in accounting policies	324,337

The depreciation expense for the period ending December 31, 2019 Property, Plant and Equipment by right of use is as follows:

January – December
2019
Depreciation for the period	ThU.S.$
Cost of sales	64,434
Distribution costs	1,792
Administrative expenses	10,775
Total	77,001

Additionally, Arauco has recognized directly in the consolidated statement of profit or loss, the following leases concepts excluded from the application of IFRS 16:

January - December
2019
Depreciation for the year	ThU.S.$
Expenses from payments of variable leases	182,943
Expenses from low value leases	6,787
Expenses from short-term leases	32,083
Total	221,813

NOTE 8. LEASES

Arauco acting as lessee

Arauco has adopted IFRS 16 - Leases, the effects of initial application of the standard have been disclosed in Note 2 - Changes in policies and accounting estimates. Assets by rights of use and lease liabilities have been included in Notes 7 and 23, respectively.

Lease liabilities maturity is presented in Notes 11 and 23.

Arauco acting as lessor

IFRS 16 substantially maintains the accounting requirements of the lessor of IAS 17. Consequently, Arauco has continued to classify its leases as operating or financial.

Reconciliation of Financial Lease Minimum Payments:

	12-31-2019
	Gross	Interest	Present Value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	960	48	912
Between one and five years	200	-	200
More than five years	-	-	-
Total	1,160	48	1,112

	12-31-2018
	Gross	Interest	Present Value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	1,180	49	1,131
Between one and five years	837	-	837
More than five years	-	-	-
Total	2,017	49	1,968

Financial lease receivables are presented in the consolidated statements of financial position in line items “Trade and other current receivable” and “Trade and other non-current receivable” depending on their maturities stated above.

Arauco accounts for its lease contracts as financial leases. These lease contracts are for a term of less than five-years at market interest rates and leased assets are forestry machinery and equipment. They also include an early termination option, under general and special conditions stipulated in each contract.

Arauco holds leases as lessee and lessor, described in the previous tables, for which there are no impairment contingent payments or restrictions to report.

NOTE 9. REVENUE

	January - December
Classes of revenue	2019	2018	2017
	ThU.S.$	ThU.S.$	ThU.S.$
Revenue from sales of goods	5,245,489	5,857,584	5,133,339
Revenue from rendering of services	83,725	97,249	105,002
Total	5,329,214	5,954,833	5,238,341

The reportable segments revenues by business area and by geographical area are presented in Note 24.

NOTE 10. EMPLOYEE BENEFITS

Classes of Benefits and Expenses by Employee

	2019	2018	2017
	ThU.S.$	ThU.S.$	ThU.S.$
Employee expenses	647,280	627,614	563,117
Wages and salaries	628,093	602,936	542,981
Severance indemnities	19,187	24,678	20,136

	2019	2018	2017
Discount rate	1.81%	2.82%	2.28%
Inflation	3.00%	3.00%	2.77%
Annual rate of wage growth	5.22%	5.22%	5.22%
Mortality rate (1)	RV-2014	RV-2014	RV-2014

(1)	For the purposes of determining the technical reserves, Chilean annuity providers are required by law to utilize the mortality tables specified by the SVS (currently Chilean Commission for the Financial Market). The most recent table is the RV-2014, which is based on Chilean pensioner experience from 2006-2013 (SP & SVS, 2013). The mortality tables distinguish between males and females.

Sensitivities to assumptions	2019 ThU.S.$

Discount rate
Increase in 100 bps	(6,105)
Decrease in 100 bps	6,506

Wage growth rates
Increase in 100 bps	6,028
Decrease in 100 bps	(5,190)

The following tables set forth the balances and the reconciliation of the present value of severance indemnities obligations as of December 31, 2019 and 2018:

	12-31-2019	12-31-2018
	ThU.S.$	ThU.S.$
Current	5,965	5,656
Non-current	69,464	64,895
Total	75,429	70,551

Reconciliation of the present value of severance indemnities obligations	12-31-2019	12-31-2018
	ThU.S.$	ThU.S.$
Opening balance	70,551	71,763
Business combinations	462	-
Current service cost	5,884	5,201
Interest cost	3,855	3,723
(Gains) losses from changes in actuarial assumptions	6,095	(172)
Actuarial gains and losses arising from experience	(3,440)	(1,685)
Benefits paid	(3,028)	(4,773)
Costs from past services	-	4,710
Increase (decrease) for foreign currency exchange rates changes	(4,950)	(8,216)
Closing balance	75,429	70,551

NOTE 11. BALANCES IN FOREIGN CURRENCY AND FOREIGN CURRENCY EXCHANGE RATE IMPACT IN PROFIT OR LOSS.

December 31, 2019	U.S Dollar	Euros	Brazilian Real	Argentine Pesos	Mexican Pesos	Other currencies	Chilean Pesos	U.F.	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Assets
Current Assets
Cash and Cash Equivalents	1,412,688	2,264	50,868	11,292	13,684	6,756	62,460	-	1,560,012
Other current financial assets	3,370	-	-	-	-	-	-	-	3,370
Other current non-financial assets	24,554	95	15,134	8,014	1,244	6,742	118,327	-	174,110
Trade and other current receivables	435,663	8,483	56,039	11,218	33,981	7,287	86,954	2,690	642,315
Accounts receivable due from related companies	1,319	-	197	-	-	-	15,512	498	17,526
Current Inventories	931,619	-	90,362	-	31,886	-	-	-	1,053,867
Current biological assets	209,844	-	65,948	-	-	-	-	-	275,792
Current tax assets	7,955	234	9,246	2,908	2,936	2,658	174,016	-	199,953
Non-current assets or disposal groups classified as held for sale	3,027,012	11,076	287,794	33,432	83,731	23,443	457,269	3,188	3,926,945
Non-current assets or disposal groups classified as held for sale	3,814	-	572	-	50	-	-	-	4,436
Total Current Assets	3,030,826	11,076	288,366	33,432	83,781	23,443	457,269	3,188	3,931,381

Non-Current Assets
Other non-current financial assets	9,395	-	-	-	-	-	-	-	9,395
Other non-current non-financial assets	1,889	-	10,962	1,054	884	90	97,535	-	112,414
Trade and other non-current receivables	3,691	-	351	-	-	-	2,983	2,431	9,456
Accounts receivable due from related companies, non-current	-	-	-	-	-	-	-	-	-
Investments accounted for using equity method	77,725	168,880	41,811	-	-	-	4,702	-	293,118
Intangible assets other than goodwill	104,165	-	1,992	-	95	-	-	-	106,252
Goodwill	43,373	-	22,378	-	-	-	-	-	65,751
Property, plant and equipment	7,281,043	-	499,474	-	151,692	-	353	-	7,932,562
Non-current biological assets	3,021,411	-	372,223	-	-	-	-	-	3,393,634
Deferred tax assets	5,897	-	-	-	170	-	-	-	6,067
Total Non-Current Assets	10,548,589	168,880	949,191	1,054	152,841	90	105,573	2,431	11,928,649

Total Assets	13,579,415	179,956	1,237,557	34,486	236,622	23,533	562,842	5,619	15,860,030

December 31, 2019	U.S Dollar	Euros	Brazilian Real	Argentine Pesos	Mexican Pesos	Other currencies	Chilean Pesos	U.F.	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Liabilities
Current Liabilities
Other current financial liabilities	222,810	93	10,499	-	2,361	117	33,575	260,599	530,054
Trade and other current payables	155,524	20,414	70,259	14,365	22,272	10,322	348,155	31,746	673,057
Accounts payable to related companies	454	-	-	-	-	-	8,426	-	8,880
Other current provisions	444	-	-	-	815	-	-	-	1,259
Current tax liabilities	1,784	-	-	-	246	-	212	-	2,242
Current provisions for employee benefits	-	-	-	-	-	-	5,965	-	5,965
Other current non-financial liabilities	7,353	59	20,022	3,128	2,711	2,335	4,457	-	40,065
Total Liabilities, current	388,369	20,566	100,780	17,493	28,405	12,774	400,790	292,345	1,261,522

Non-Current Liabilities
Other non-current financial liabilities	4,321,721	116,218	24,090	-	7,664	160	73,471	1,110,687	5,654,011
Other non-current payables	2,230	-	-	-	-	-	-	-	2,230
Other non-current provisions	12	-	5,226	26,527	-	-	-	-	31,765
Deferred tax liabilities	1,271,282	-	84,420	-	4,485	-	-	-	1,360,187
Non-current provisions for employee benefits	836	-	-	-	285	-	68,343	-	69,464
Other non-current non-financial liabilities	24	-	111,380	19	-	-	13	-	111,436
Total non-current liabilities	5,596,105	116,218	225,116	26,546	12,434	160	141,827	1,110,687	7,229,093
									-
Total Liabilities	5,984,474	136,784	325,896	44,039	40,839	12,934	542,617	1,403,032	8,490,615

December 31, 2018	U.S Dollar	Euros	Brazilian Real	Argentine Pesos	Mexican Pesos	Other currencies	Chilean Pesos	U.F.	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Assets
Current Assets
Cash and Cash Equivalents	834,513	8,295	44,605	2,854	1,461	3,914	180,300	-	1,075,942
Other current financial assets	497	-	-	-	-	-	-	-	497
Other current non-financial assets	49,170	125	19,018	5,855	42	5,283	50,361	-	129,854
Trade and other current receivables	631,047	7,399	66,500	15,044	8,576	6,882	99,950	3,786	839,184
Accounts receivable due from related companies	591	-	83	-	-	-	6,169	481	7,324
Current Inventories	957,529	-	72,667	-	-	-	-	-	1,030,196
Current biological assets	253,672	-	62,252	-	-	-	-	-	315,924
Current tax assets	16,042	262	4,978	-	102	1,399	13,730	-	36,513
Non-current assets or disposal groups classified as held for sale	2,743,061	16,081	270,103	23,753	10,181	17,478	350,510	4,267	3,435,434
Non-current assets or disposal groups classified as held for sale	5,152	-	574	-	-	-	-	-	5,726
Total Current Assets	2,748,213	16,081	270,677	23,753	10,181	17,478	350,510	4,267	3,441,160

Non-Current Assets
Other non-current financial assets	20,346	-	-	-	-	-	-	-	20,346
Other non-current non-financial assets	79,615	-	4,946	1,427	640	90	230	-	86,948
Trade and other non-current receivables	7,733	-	1,040	-	-	27	3,267	3,082	15,149
Accounts receivable due from related companies, non-current	-	-	-	-	-	-	-	481	481
Investments accounted for using equity method	135,805	177,548	42,052	-	-	-	2,648	-	358,053
Intangible assets other than goodwill	87,729	-	2,364	-	-	-	-	-	90,093
Goodwill	42,573	-	23,278	-	-	-	-	-	65,851
Property, plant and equipment	6,675,290	-	498,993	-	-	-	410	-	7,174,693
Non-current biological assets	2,924,266	-	412,073	-	-	-	-	-	3,336,339
Deferred tax assets	4,558	-	36	-	41	-	-	-	4,635
Total Non-Current Assets	9,977,915	177,548	984,782	1,427	681	117	6,555	3,563	11,152,588

Total Assets	12,726,128	193,629	1,255,459	25,180	10,862	17,595	357,065	7,830	14,593,748

December 31, 2018	U.S Dollar	Euros	Brazilian Real	Argentine Pesos	Mexican Pesos	Other currencies	Chilean Pesos	U.F.	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Liabilities
Current Liabilities
Other current financial liabilities	445,076	-	6,828	-	-	-	5,017	80,675	537,596
Trade and other current payables	184,989	7,450	64,873	15,590	1,378	8,272	348,886	28,180	659,618
Accounts payable to related companies	1,777	-	-	-	-	-	8,452	-	10,229
Other current provisions	413	-	-	-	-	-	-	-	413
Current tax liabilities	88	7	-	16,730	102	0	136,715	-	153,642
Current provisions for employee benefits	-	-	51	-	-	-	5,605	-	5,656
Other current non-financial liabilities	188,346	49	12,340	3,037	2,761	1,343	4,734	-	212,610
Total Liabilities, current	820,689	7,506	84,092	35,357	4,240	9,615	509,409	108,855	1,579,764

Non-Current Liabilities
Other non-current financial liabilities	2,614,348	-	7,827	-	-	-	5,821	1,416,283	4,044,279
Other non-current payables	2,230	-	-	-	-	-	-	-	2,230
Other non-current provisions	9	-	5,839	28,035	-	-	1	-	33,884
Deferred tax liabilities	1,327,291	-	90,367	-	-	-	-	-	1,417,658
Non-current provisions for employee benefits	-	-	-	-	159	-	64,736	-	64,895
Other non-current non-financial liabilities	19	-	111,841	29	-	-	178	-	112,067
Total non-current liabilities	3,943,897	-	215,874	28,064	159	-	70,736	1,416,283	5,675,013

Total Liabilities	4,764,586	7,506	299,966	63,421	4,399	9,615	580,145	1,525,138	7,254,777

F-53

	12-31-2019			12-31-2018
	Up to 90 days	From 91 days to 1 year	Total	Up to 90 days	From 91 days to 1 year	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total Liabilities, current	844,866	416,657	1,261,523	1,160,815	418,949	1,579,764

Other current financial liabilities	114,700	415,354	530,054	121,606	415,990	537,596
U.S Dollar	94,258	128,552	222,810	110,329	334,747	445,076
Euros	24	69	93	-	-	-
Brazilian Real	3,106	7,393	10,499	1,880	4,948	6,828
Mexican Pesos	1,235	1,126	2,361	-	-	-
Other currencies	26	91	117	-	-	-
Chilean Pesos	8,313	25,262	33,575	1,334	3,683	5,017
U.F.	7,738	252,861	260,599	8,063	72,612	80,675

Bank Loans	69,971	113,334	183,305	84,778	130,271	215,049
U.S Dollar	68,509	110,364	178,873	82,898	125,323	208,221
Euros	-	41	41	-	-	-
Brazilian Real	1,462	2,929	4,391	1,880	4,948	6,828

Financial Leases	21,518	47,690	69,208	7,265	23,651	30,916
U.S Dollar	4,570	2,787	7,357	-	-	-
Euros	24	28	52	-	-	-
Brazilian Real	1,644	4,464	6,108	-	-	-
Mexican Pesos	1,235	1,126	2,361	-	-	-
Other currencies	26	91	117	-	-	-
Chilean Pesos	8,313	25,262	33,575	1,334	3,683	5,017
U.F.	5,706	13,932	19,638	5,931	19,968	25,899

Other Loans	23,211	254,330	277,541	29,563	262,068	291,631
U.S Dollar	21,179	15,401	36,580	27,431	209,424	236,855
U.F.	2,032	238,929	240,961	2,132	52,644	54,776

Trade and other current payables	672,809	248	673,057	659,618	-	659,618
U.S Dollar	155,501	23	155,524	184,989	-	184,989
Euros	20,414	-	20,414	7,450	-	7,450
Brazilian Real	70,140	119	70,259	64,873	-	64,873
Argentine Pesos	14,365	-	14,365	15,590	-	15,590
Mexican Pesos	22,166	106	22,272	1,378	-	1,378
Other currencies	10,322	-	10,322	8,272	-	8,272
Chilean Pesos	348,155	-	348,155	348,886	-	348,886
U.F.	31,746	-	31,746	28,180	-	28,180

Accounts payable to related companies	8,880	-	8,880	10,229	-	10,229
U.S Dollar	454	-	454	1,777	-	1,777
Chilean Pesos	8,426	-	8,426	8,452	-	8,452

Other current provisions	444	815	1,259	413	-	413
U.S Dollar	444	-	444	413	-	413
Mexican Pesos	-	815	815	-	-	-

Current tax liabilities	2,031	211	2,242	152,994	648	153,642
U.S Dollar	1,784	-	1,784	88	-	88
Euros	-	-	-	7	-	7
Argentine Pesos	-	-	-	16,730	-	16,730
Mexican Pesos	246	-	246	102	-	102
Chilean Pesos	1	211	212	136,067	648	136,715

Current provisions for employee benefits	5,938	27	5,965	4,923	733	5,656
Brazilian Real	-	-	-	51	-	51
Chilean Pesos	5,938	27	5,965	4,872	733	5,605

Other current non-financial liabilities	40,063	2	40,065	211,032	1,578	212,610
U.S Dollar	7,353	-	7,353	187,740	606	188,346
Euros	59	-	59	49	-	49
Brazilian Real	20,022	-	20,022	12,340	-	12,340
Argentine Pesos	3,128	-	3,128	3,037	-	3,037
Mexican Pesos	2,711	-	2,711	2,761	-	2,761
Other currencies	2,335	-	2,335	1,343	-	1,343
Chilean Pesos	4,455	2	4,457	3,762	972	4,734

F-54

	12-31-2019				12-31-2018
	From 13 months to 3 years	From 3 years to 5 years	More than 5 years	Total	From 13 months to 3 years	From 3 years to 5 years	More than 5 years	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total non-current liabilities	1,534,114	1,169,993	4,524,986	7,229,093	1,806,878	699,808	3,168,327	5,675,013

Other non-current financial liabilities	649,084	1,127,064	3,877,863	5,654,011	752,079	699,808	2,592,392	4,044,279
U.S Dollar	460,067	990,135	2,871,519	4,321,721	440,251	601,052	1,573,045	2,614,348
Euros	22,236	29,648	64,334	116,218	-	-	-	-
Brazilian Real	8,761	6,336	8,993	24,090	6,612	1,215	-	7,827
Mexican Pesos	3,546	3,296	822	7,664	-	-	-	-
Other currencies	160	-	-	160	-	-	-	-
Chilean Pesos	61,283	12,072	116	73,471	5,354	467	-	5,821
U.F.	93,031	85,577	932,079	1,110,687	299,862	97,074	1,019,347	1,416,283

Bank Loans	196,611	502,772	64,334	763,717	177,504	348,558	199,324	725,386
U.S Dollar	172,584	473,124	-	645,708	170,892	347,343	199,324	717,559
Euros	22,236	29,648	64,334	116,218	-	-	-	-
Brazilian Real	1,791	-	-	1,791	6,612	1,215	-	7,827

Financial Leases	117,608	46,408	37,801	201,817	26,296	10,975	-	37,271
U.S Dollar	27,570	21,621	27,037	76,228	-	-	-	-
Brazilian Real	6,970	6,336	8,993	22,299	-	-	-	-
Mexican Pesos	3,546	3,296	822	7,664	-	-	-	-
Other currencies	160	-	-	160	-	-	-	-
Chilean Pesos	61,283	12,072	116	73,471	5,354	467	-	5,821
U.F.	18,079	3,083	833	21,995	20,942	10,508	-	31,450

Other Loans	334,865	577,884	3,775,728	4,688,477	548,279	340,275	2,393,068	3,281,622
U.S Dollar	259,913	495,390	2,844,482	3,599,785	269,359	253,709	1,373,721	1,896,789
U.F.	74,952	82,494	931,246	1,088,692	278,920	86,566	1,019,347	1,384,833

Other non-current payables	2,230	-	-	2,230	2,230	-	-	2,230
U.S Dollar	2,230	-	-	2,230	2,230	-	-	2,230

Other non-current provisions	31,765	-	-	31,765	33,884	-	-	33,884
U.S Dollar	12	-	-	12	9	-	-	9
Brazilian Real	5,226	-	-	5,226	5,839	-	-	5,839
Argentine Pesos	26,527	-	-	26,527	28,035	-	-	28,035
Chilean Pesos	-	-	-	-	1	-	-	1

Deferred tax liabilities	741,164	7,254	611,769	1,360,187	841,723	-	575,935	1,417,658
U.S Dollar	659,513	-	611,769	1,271,282	751,356	-	575,935	1,327,291
Brazilian Real	77,166	7,254	-	84,420	90,367	-	-	90,367
Mexican Pesos	4,485	-	-	4,485	-	-	-	-

Non-current provisions for employee benefits	69,464	-	-	69,464	64,895	-	-	64,895
U.S Dollar	836	-	-	836	-	-	-	-
Mexican Pesos	285	-	-	285	159	-	-	159
Chilean Pesos	68,343	-	-	68,343	64,736	-	-	64,736

Other non-current non-financial liabilities	40,407	35,675	35,354	111,436	112,067	-	-	112,067
U.S Dollar	24	-	-	24	19	-	-	19
Brazilian Real	40,351	35,675	35,354	111,380	111,841	-	-	111,841
Argentine Pesos	19	-	-	19	29	-	-	29
Chilean Pesos	13	-	-	13	178	-	-	178

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. Dollar as follows:

Subsidiary	Country	Functional Currency
Arauco do Brasil S.A.	Brazil	Brazilian Real
Arauco Forest Brasil S.A.	Brazil	Brazilian Real
Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real
Arauco Industria de Paineis Ltda.	Brazil	Brazilian Real
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real
Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real
Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian Real
Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos
Forestal Nuestra Señora del Carmen S.A.	Argentina	Argentine pesos
Forestal Talavera S.A.	Argentina	Argentine pesos
Greenagro S.A.	Argentina	Argentine pesos
Leasing Forestal S.A.	Argentina	Argentine pesos
Savitar S.A.	Argentina	U.S. Dollar
Arauco Industria de Mexico, S.A. de C.V. (ex Maderas y Sintéticos de México, S.A. de C.V.)	Mexico	Mexican pesos
Araucomex Servicios, S.A. de C.V. (ex Maderas y Sintéticos Servicios, S.A. de C.V.)	Mexico	Mexican pesos
Arauco Serviquimex, S.A. de C.V. (ex Masisa Manufactura, S.A. de C.V.)	Mexico	Mexican pesos
Arauco Quimica S.A. de C.V. (ex Masnova Química, S.A. de C.V.)	Mexico	Mexican pesos
Tablered Araucomex, S.A. de C.V. (ex Placacentro Masisa México S.A. de C.V.)	Mexico	Mexican pesos
Arauco Canada Ltd. (ex Flakeboard Company Ltd.)	Canada	Canadian Dollar

The table below shows a detail per company of the effect in the period of the Reserve of Exchange Differences on translation:

	January - December
	2019	2018	2017
	ThU.S.$	ThU.S.$	ThU.S.$
Arauco do Brasil S.A.	(15,961)	(70,685)	(6,537)
Arauco Forest Brasil S.A.	(14,407)	(65,196)	(6,929)
Arauco Florestal Arapoti S.A.	(3,543)	(17,007)	(1,051)
Sonae Arauco S.A.	(3,759)	(9,811)	20,547
Arauco Argentina S.A.	(219)	(7,584)	(752)
Arauco Canada Ltd.	5,842	(7,879)	6,529
Arauco Industria México S.A. de C.V.	3,148	-	-
Others	(1,093)	(2,461)	307
Total reserve of exchange differences on translation	(29,992)	(180,623)	12,114

Effect of foreign exchange rates changes

	January-December
	2019	2018	2017
	ThU.S.$	ThU.S.$	ThU.S.$
Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	(32,507)	(26,470)	98
Reserve of exchange differences on translation (with Non-controlling interests)	(30,971)	(184,876)	11,873

NOTE 12. BORROWING COSTS

Arauco capitalizes interest at effective rate on current investment projects.

At the date of issuance of these consolidated financial statements, Arauco has capitalized financial interest related to the modernization and extension of Planta Arauco (MAPA) project in Chile and to the Grayling project in the United States.

	January - December
	2019	2018
	ThU.S.$	ThU.S.$
Property, plant and equipment capitalized cost
Property, plant and equipment capitalized interest cost rate	4.46%	3.74%
Amount of the capitalized interest cost, property, plant and equipment	24,767	16,469

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

Name of Group’s Main Shareholders

The ultimate shareholders of Arauco, direct and indirectly, are Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi.

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

The table below sets forth information about the Relationship between the Parent Company and its Subsidiaries

				% Ownership interest				% Ownership interest
			Functional	12-31-2019				12-31-2018
ID N°	Company Name	Country	Currency	Direct	Indirect	Total	Direct	Indirect	Total
-	Agenciamiento y Servicios Profesionales S.A.	Mexico	U.S. Dollar	0.0020	99.9970	99.9990	0.0020	99.9970	99.9990
-	Arauco Argentina S.A.	Argentina	U.S. Dollar	9.9753	90.0048	99.9801	9.9753	90.0048	99.9801
-	Arauco Australia Pty Ltd.	Australia	U.S. Dollar	-	99.9990	99.9990	-	99.9990	99.9990
96547510-9	Arauco Bioenergía S.A.	Chile	U.S. Dollar	98.0000	1.9999	99.9999	98.0000	1.9999	99.9999
-	Arauco Canada Ltd. (ex Flakeboard Company Ltd.)	Canada	Canadian Dollar	-	99.9990	99.9990	-	99.9990	99.9990
-	Arauco Colombia S.A.	Colombia	U.S. Dollar	1.4778	98.5204	99.9982	1.4778	98.5204	99.9982
-	Arauco do Brasil S.A.	Brazil	Brazilian Real	1.0681	98.9309	99.9990	1.0681	98.9309	99.9990
-	Arauco Europe Cooperatief U.A.	Netherlands	U.S. Dollar	0.5493	99.4497	99.9990	0.5689	99.4301	99.9990
-	Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real	-	79.9992	79.9992	-	79.9992	79.9992
-	Arauco Forest Brasil S.A.	Brazil	Brazilian Real	10.0809	89.9182	99.9991	9.7714	90.2278	99.9992
-	Arauco Industria de Paineis Ltda.	Brazil	Brazilian Real	-	99.9990	99.9990	-	99.9990	99.9990
-	Arauco Middle East DMCC	Dubai	U.S. Dollar	-	99.9990	99.9990	-	99.9990	99.9990
-	Arauco North America, Inc. (ex Flakeboard America Ltd.)	USA	U.S. Dollar	0.0001	99.9989	99.9990	0.0001	99.9989	99.9990
76620842-8	Arauco Nutrientes Naturales SPA	Chile	U.S. Dollar	-	99.9484	99.9484	-	99.9484	99.9484
-	Arauco Perú S.A.	Peru	U.S. Dollar	0.0013	99.9977	99.9990	0.0013	99.9977	99.9990
-	Arauco Wood (China) Company Limited	China	U.S. Dollar	-	99.9990	99.9990	-	99.9990	99.9990
-	Araucomex S.A. de C.V.	Mexico	U.S. Dollar	0.0005	99.9985	99.9990	0.0005	99.9985	99.9990
96657900-5	Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos	-	57.0831	57.0831	-	57.0831	57.0831
-	Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real	-	99.9985	99.9985	-	99.9985	99.9985
85805200-9	Forestal Arauco S.A.	Chile	U.S. Dollar	99.9484	-	99.9484	99.9484	-	99.9484
93838000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	-	98.5676	98.5676	-	98.5479	98.5479
78049140-K	Forestal Los Lagos S.A.	Chile	U.S. Dollar	-	79.9587	79.9587	-	79.9587	79.9587
-	Forestal Nuestra Señora del Carmen S.A.	Argentina	Argentine pesos	-	99.9805	99.9805	-	99.9805	99.9805
-	Forestal Talavera S.A.	Argentina	Argentine pesos	-	99.9942	99.9942	-	99.9942	99.9942
-	Greenagro S.A.	Argentina	Argentine pesos	-	97.9805	97.9805	-	97.9805	97.9805
96563550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98.0186	1.9804	99.9990	98.0186	1.9804	99.9990
79990550-7	Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos	1.0000	98.9489	99.9489	1.0000	98.9489	99.9489
-	Leasing Forestal S.A.	Argentina	Argentine pesos	-	99.9801	99.9801	-	99.9801	99.9801
96510970-6	Maderas Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9995	99.9995	99.0000	0.9995	99.9995
-	Maderas Arauco Costa Rica S.A.	Costa Rica	U.S. Dollar	-	99.9990	99.9990	-	99.9990	99.9990
-	Arauco Industria de México, S.A.de C.V. (ex Maderas y Sintéticos de México, S.A. de C.V.)	Mexico	Mexican pesos	-	99.9990	99.9990	-	-	-
-	Araucomex Servicios, S.A. de C.V. (ex Maderas y Sintéticos Servicios, S.A. de C.V.)	Mexico	Mexican pesos	-	99.9990	99.9990	-	-	-
-	Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real	-	99.9990	99.9990	-	99.9991	99.9991
-	Arauco Serviquimex, S.A. de C.V. (ex Masisa Manufactura, S.A. de C.V.)	Mexico	Mexican pesos	-	99.9990	99.9990	-	-	-
-	Arauco Química S.A. de C.V. (ex Masnova Química, S.A. de C.V.)	Mexico	Mexican pesos	-	99.9990	99.9990	-	-	-
-	Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian Real	-	99.9990	99.9990	-	99.9991	99.9991
	Prime-Line, Inc.	USA	U.S. Dollar	-	99.9990	99.9990	-	-	-
-	Tablered Araucomex, S.A. de C.V. (ex Placacentro Masisa México, S.A. de C.V.)	Mexico	Mexican pesos	-	99.9990	99.9990	-	-	-
-	Savitar S.A.	Argentina	Argentine pesos	-	99.9841	99.9841	-	99.9841	99.9841
76375371-9	Servicios Aéreos Forestales Ltda.	Chile	U.S. Dollar	0.0100	99.9890	99.9990	0.0100	99.9890	99.9990
96637330-K	Servicios Logísticos Arauco S.A.	Chile	U.S. Dollar	45.0000	54.9997	99.9997	45.0000	54.9997	99.9997

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

Employee Benefits for Key Management Personnel

	January - December
	2019	2018	2017
	ThU.S.$	ThU.S.$	ThU.S.$
Salaries and bonuses	63,969	78,340	64,977
Per diem compensation to members of the Board of Directors	2,451	2,560	2,566
Termination benefits	9,175	9,415	5,190
Total	75,595	90,315	72,733

Related Party Receivables, Current

		Nature of				12-31-2019	12-31-2018
Name of Related Party	Tax ID No.	Relationship	Country	Currency	Maturity	ThU.S.$	ThU.S.$
Forestal Mininco S.A.	91.440.000-7	Common Stockholder	Chile	Chilean pesos	30 days	14	14
Eka Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	30 days	1,834	2,362
Forestal del Sur S.A.	79.825.060-4	Associate of a subsidiary’s minority shareholder	Chile	Chilean pesos	30 days	10,519	3,740
Unilin Arauco Pisos Ltda.	-	Joint Venture	Brazil	Brazilian Real	30 days	197	83
Colbún S.A.	96.505.760-9	Common Stockholder	Chile	Chilean pesos	30 days	43	52
CMPC Pulp S.A.	96.532.330-9	Common Stockholder	Chile	Chilean pesos	30 days	834	1
Fundación Educacional Arauco	71.625.000-8	Parent company is founder and contributor	Chile	Chilean pesos	30 days	931	-
Fundación Acerca Redes	65.097.218-K	Parent company is founder and contributor	Chile	U.S. Dollar	30 days	1,319	221
Sonae Arauco Portugal S.A.	-	Subsidiary of a Joint Venture	Portugal	U.S. Dollar	-	-	370
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an Associate	Chile	U.F.	30 days	498	481
E2E S.A.	76.879.577-0	Associate	Chile	Chilean pesos	10-May-20	440	-
E2E S.A.	76.879.577-0	Associate	Chile	Chilean pesos	28-Oct-20	278	-
E2E S.A.	76.879.577-0	Associate	Chile	Chilean pesos	30 days	618	-
Colbún Transmisión S.A.	76.218.856-2	Common director	Chile	Chilean pesos	30 days	1	-
TOTAL						17,526	7,324

Related Party Receivables, Non-Current

		Nature of				12-31-2019	12-31-2018
Name of Related Party	Tax ID No.	Relationship	Country	Currency	Maturity	ThU.S.$	ThU.S.$
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an Associate	Chile	U.F.	-	-	481
TOTAL						-	481

Related Party Payables, Current

		Nature of				12-31-2019	12-31-2018
Name of Related Party	Tax ID No.	Relationship	Country	Currency	Maturity	ThU.S.$	ThU.S.$
Compañía de Petróleos de Chile S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	30 days	8,075	7,019
Abastible S.A.	91.806.000-6	Common controlling parent	Chile	Chilean pesos	30 days	156	601
Fundación Educacional Arauco	71.625.000-8	Parent company is founder and contributor	Chile	Chilean pesos	-	-	616
Red to Green S.A.	86.370.800-1	Common Stockholder	Chile	Chilean pesos	30 days	1	14
Portaluppi, Guzman y Bezanilla Asesorías Ltda.	78.096.080-9	Common director	Chile	Chilean pesos	30 days	68	-
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common Stockholder	Chile	Chilean pesos	30 days	96	123
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean pesos	30 days	5	11
Puerto Lirquén S.A.	96.959.030-1	Subsidiary of an associate	Chile	U.S. Dollar	-	-	1,003
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	U.S. Dollar	30 days	447	772
Depósitos Portuarios Lirquén S.A.	96.871.870-3	Subsidiary of an associate	Chile	U.S. Dollar	-	-	2
Adm. Estaciones de Servicio Serco Ltda.	79.689.550-0	Common controlling parent	Chile	Chilean pesos	-	-	1
Adm. de Ventas al Detalle Arco Prime Ltda.	77.215.640-5	Common controlling parent	Chile	Chilean pesos	-	-	1
Empresa Distrib. Papeles y Cartones S.A.	88.566.900-k	Common Stockholder	Chile	Chilean pesos	-	-	8
Elemental S.A.	76.659.730-0	Associate of controlling parent	Chile	Chilean pesos	30 days	4	1
Woodtech S.A.	76.724.000-7	Associate of controlling parent	Chile	Chilean pesos	-	-	28
Orizon S.A.	96.929.960-7	Common controlling parent	Chile	Chilean pesos	30 days	2	1
Vía Limpia SPA	79.874.200-0	Common controlling parent	Chile	Chilean pesos	30 days	11	9
Air BP Copec S.A.	96.942.120-8	Joint venture of controlling parent	Chile	Chilean pesos	30 days	8	19
Sonae Arauco Portugal S.A.	-	Subsidiary of a Joint Venture	Portugal	U.S. Dollar	30 days	7	-
TOTAL						8,880	10,229

Related Party Transactions

Purchases

Name of Related Party		Nature of Relationship	Country		Transaction Descriptions	12-31-2019 ThU.S.$	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Abastible S.A.	91.806.000-6	Common controlling parent	Chile	Chilean pesos	Fuel	2,864	3,668	3,115
Compañía de Petróleos de Chile S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	Fuel and other	64,271	75,328	66,789
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of the Associate	Chile	U.S. Dollar	Transport and stowage	10,662	10,607	9,986
Puerto Lirquén S.A.	96.959.030-1	Subsidiary of the Associate	Chile	U.S. Dollar	Port services	2,206	8,488	6,956
EKA Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	Sodium chlorate	41,349	47,209	44,055
Forestal del Sur S.A.	79.825.060-4	Associate of a subsidiary’s minority shareholder	Chile	Chilean pesos	Wood and ships	4,547	1,675	1,310
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean pesos	Legal services	828	897	1,496
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common Stockholder	Chile	Chilean pesos	Telephone services	524	617	460
CMPC Maderas S.A.	95.304.000-K	Common Stockholder	Chile	Chilean pesos	Wood and logs	117	644	330
Forestal Mininco S.A.	91.440.000-7	Common Stockholder	Chile	Chilean pesos	Wood and logs	37	261	62
Colbún Transmisión S.A.	76.218.856-2	Common director	Chile	Chilean pesos	Electrical Power	240	453	389
Woodtech S.A.	76.724.000-7	Indirect associate of controlling parent	Chile	Chilean pesos	Wood volumen measurement services	1,988	2,449	2,239
Inversiones Siemel S.A.	94.082.000-6	Common Stockholder	Chile	Chilean pesos	Rentals	256	326	596
Vía Limpia	79.874.200-0	Common controlling parent	Chile	Chilean pesos	Other purchases	215	257	-
CMPC Celulosa S.A.	96.532.330-9	Common Stockholder	Chile	Chilean pesos	Others purchases	35	11	965

Sales

Name of Related Party		Nature of Relationship	Country	Currency	Transaction Descriptions	12-31-2019 ThU.S.$	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Compañía de Petróleos de Chile S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	Charter Services	-	75	202
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean pesos	Electrical Power	543	277	1,128
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Electrical Power	18,764	24,857	19,182
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	Harvesting services, Wood and chips	29,543	26,308	25,322
CMPC Pulp S.A.	96.532.330-9	Common Stockholder	Chile	Chilean pesos	Wood and chips	1,467	-	-
Unilin Arauco Pisos Ltda.	-	Joint venture	Brazil	Brazilian Real	Wood	3,350	1,474	2,966
E2E S.A.	76.879.577-0	Associate	Chile	Chilean pesos	Loan (capital + interests)	718	-	-
E2E S.A.	76.879.577-0	Associate	Chile	Chilean pesos	Wood, plywood and boards	787	-	-

NOTE 14. CONSOLIDATED FINANCIAL STATEMENTS

On September 1, 2019, the corporation Prime-Line, Inc. was acquired through the subsidiary Arauco North America, Inc. The price paid was ThU.S.$12,626. This transaction generated a goodwill for ThU.S.$ 732.

On January 31, 2019, Arauco’s subsidiaries Inversiones Arauco Internacional Limitada and Araucomex, S.A. de C.V., closed the purchase of all of the shares of Masisa’s Mexican subsidiaries, namely Maderas y Sintéticos de México, S.A. de C.V. (currently Arauco Industria de Mexico, S.A. de C.V.), Maderas y Sintéticos Servicios, S.A. de C.V. (currently Araucomex Servicios, S.A. de C.V.), Masisa Manufactura, S.A. de C.V. (currently Arauco Serviquimex, S.A. de C.V.), Placacentro Masisa México, S.A. de C.V. (currently Tablered Araucomex, S.A. de C.V.) y Masnova Química, S.A. de C.V. (currently Arauco Química S.A. de C.V.).

The final price of the transaction was ThU.S.$168,680 and was paid in this period.

The main assets acquired, consist of two industrial complexes located in Durango and Zitácuaro, that jointly have three Particleboard (PB) lines with an annual installed capacity of 339,000 m3; a MDF line of with an annual installed capacity of 220,000 m3; melamine (or TFL) lines with an annual total installed capacity of 309,000 m3 ; a chemical plant with an installed capacity of 60,000 tons of resins and 60,600 tons of formaldehyde; and impregnation lines with an aggregate annual installed capacity of 28.9 million of m2.

Arauco carried out the initial recognition of the acquisition of these companies based on the information available as of that date, performing a preliminary determination about the allocation of the fair values during the acquisition of the same. The amounts of acquired assets and liabilities are deemed to be provisional amounts and could be adjusted during the measurement period of this acquisition, in order to reflect new information obtained based on facts and circumstances that existed as of the acquisition date and which, if known, would have affected the measurement of the amounts recognized as of that date. The measurement period will not exceed the term of one year as from the acquisition date.

During the year 2019, after finalizing the determination of fair values for the acquisition of these companies in Mexico, Arauco recognized a profit of ThU.S.$ 21,674 in Other Gains (Losses) in the Consolidated Statements of Profit or Loss.

The table below shows the fair values of assets and liabilities at the date of the transaction:

01-31-2019
Masisa Mexico Group	ThU.S.$
Cash and cash equivalent	9,164
Other current non-financial	321
Trade and other current receivables (*)	23,163
Accounts receivable from related companies	27,702
Inventories	30,477
Current tax assets	8,769
Investments accounted for using equity method	278
Property, plant and equipment	155,722
Deferred tax assets	3,701
Non-Current Assets or disposal groups classified as held for sale	49
Total assets	259,346
Trade and other current payables	2,024
Accounts payable to related companies	27,100
Other current provisions	17,832
Current tax liabilities	3,243
Deferred tax liabilities	14,368
Non-current provisions for employee benefits	4,426
Total liabilities	68,993
Total equity	190,353

(*) Trade receivables and other current receivables have an insignificant risk of bad debt. At the acquisition date, the bad debt provision was near to 1%, which is in accordance with the Arauco policy.

The following table shows revenue and net profit recognized from the acquisition date through December 31, 2019:

02-01-2019 to 12-31-2019
Masisa Mexico Group	ThU.S.$
Revenue	138,803
Net loss	995

If the acquisition had occurred on January 1, 2019, consolidated pro-forma revenue and profit for the year ended December 31, 2019 would have been:

CELULOSA ARAUCO Y CONSTITUCIÓN S.A. AND SUBSIDIARIES	January-December 2019 (Pro-forma) ThU.S.$

Revenue	5,353,354
Net profit	58,472

During the year 2018, after finalizing the determination of fair values for the acquisition of Arauco Industria de Paineis Ltda. in December 2017, Arauco recognized a profit of ThU.S.$ 14,213 in Other Gains (Losses) in the Consolidated Statements of Profit or Loss.

On December 31, 2018, Arauco Wood Products Inc and Arauco Panels USA, LLC merged into Arauco North America, Inc (ex Flakeboard America Limited). This transaction had no effect on Arauco’s profit or loss.

On May 7, 2018, the company Maderas Arauco Costa Rica S.A. was created through the subsidiary Inversiones Arauco Internacional Ltda., with a capital of 10,000 colones (equivalent to U.S.$ 18). On December 24, 2018 Inversiones Arauco Internacional Ltda. made a capital contribution of ThU.S.$ 300 to the company Maderas Arauco Costa Rica S.A.

On August 3, 2018, the company Arauco Wood (China) Company Limited was created through the subsidiary Inversiones Arauco Internacional Ltda. with a capital of ThU.S.$ 500, out of which ThU.S.$150 have been paid to date.

The details of the subsidiaries included in the consolidation of Arauco are disclosed in Note 13.

NOTE 15. INVESTMENTS IN ASSOCIATES

As of December 31, 2019, there were no new investments in associates to report.

On April 5, 2019 Celulosa Arauco y Constitución S.A. sold its participation in Puertos y Logística S.A. to DP World Group for a total amount of ThU.S.$ 101,972. This operation generated a profit of ThU.S$ 18,875.

On May 2, 2018, the company E2E S.A. was incorporated through the subsidiary Maderas Arauco S.A., with a total capital of ThU.S.$ 6,000, under 50% ownership of Arauco. As of the date of these consolidated financial statements, ThU.S.$ 2,711 have been contributed.

On January 19, 2018, the company Parque Eólico Ovejera Sur SpA was incorporated through the subsidiary Arauco Bioenergía S.A., under 50% ownership of Arauco. The capital contributed by Arauco was ThU.S.$ 892.

The following tables set forth information about Investments in associates.

Name	Puertos y Logística S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Docking and warehousing operations for proprietary and third party use, cargo of all classes of goods, as well, as warehousing and transport operations.
Ownership interest (%)	20.2767%
	12-31-2019	12-31-2018
Carrying amount accounted for using equity method	ThU.S.$ -	ThU.S.$ 62,511

Name	Inversiones Puerto Coronel S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose

Investments in movables and real estate, acquisition of companies, securities and investment instruments, investment management and development and/or participation in all kind of businesses and companies related to industrial, shipping, forestry and commercial activities.

Ownership interest (%)	50.0000%
	12-31-2019	12-31-2018
Carrying amount accounted for using equity method	ThU.S.$55,030	ThU.S.$51,760

Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20.0000%
	12-31-2019	12-31-2018
Carrying amount accounted for using equity method	ThU.S.$ 172	ThU.S.$ 193

Name	Genómica Forestal S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose

Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.

Ownership interest (%)	25.0000%
	12-31-2019	12-31-2018
Carrying amount accounted for using equity method	ThU.S.$(2)	ThU.S.$(1)

Name	Consorcio Tecnológico Bioenercel S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose

Developing of technologies which will promote the development of a biofuels industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.

Ownership interest (%)	20.0000%
	12-31-2019	12-31-2018
Carrying amount accounted for using equity method	ThU.S.$7	ThU.S.$7

Name	Vale do Corisco S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Management of forestry activities.
Ownership interest (%)	49.0000%
	12-31-2019	12-31-2018
Carrying amount accounted for using equity method	ThU.S.$38,370	ThU.S.$38,497

Name	E2E S.A.
Country	Chile
Functional Currency	Chilean pesos
Corporate purpose	Development of construction solutions
Ownership interest (%)	50.0000%
	12-31-2019	12-31-2018
Carrying amount accounted for using equity method	ThU.S.$1,739	ThU.S.$2,044

Name	Parque Eólico Ovejera Sur SpA
Country	Chile
Functional Currency	Chilean pesos
Corporate purpose	Electrical power projects
Ownership interest (%)	50.0000%
	12-31-2019	12-31-2018
Carrying amount accounted for using equity method	ThU.S.$796	ThU.S.$597

Summarized Financial Information of Associates

12-31-2019	Assets
	Puertos y Logística S.A.	Inversiones Puerto Coronel S.A.	Serv.Corporativos Sercor S.A.	E2E S.A.	Parque Eólico Ovejera del Sur SpA.	Vale do Corisco S.A.	Consorcio Tecnológico Bioenercel S.A.	Genómica Forestal S.A.	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	-	29	9,974	3,045	95	4,992	2	25	18,162
Non-current	-	111,896	3,436	3,099	1,505	99,943	36	19	219,934
Total	-	111,925	13,410	6,144	1,600	104,935	38	44	238,096

	Liabilities
	Puertos y Logística S.A.	Inversiones Puerto Coronel S.A.	Serv.Corporativos Sercor S.A.	E2E S.A.	Parque Eólico Ovejera del Sur SpA.	Vale do Corisco S.A.	Consorcio Tecnológico Bioenercel S.A.	Genómica Forestal S.A.	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	-	98	10,222	1,331	2	965	-	9	12,627
Non-current	-	-	2,325	1,336	5	25,664	5	42	29,377
Equity	-	111,827	863	3,477	1,593	78,306	33	(7)	196,092
Total	-	111,925	13,410	6,144	1,600	104,935	38	44	238,096
12-31-2019
Revenues	42,362	-	4,769	1,714	-	7,220	-	-	56,065
Expenses	(42,350)	6,602	(4,803)	(2,877)	(24)	(3,700)	-	(2)	(47,154)
Profit or loss (continuing operations)	12	6,602	(34)	(1,163)	(24)	3,520	-	(2)	8,911
Other comprehensive income	7,540	-	-	-	-	-	-	-	7,540
Comprehensive income	7,552	6,602	(34)	(1,163)	(24)	3,520	-	(2)	16,451
Dividends	6,060	-	-	-	-	410	-	-	6,470

12-31-2018	Assets
	Puertos y Logística S.A.	Inversiones Puerto Coronel S.A.	Serv.Corporativos Sercor S.A.	E2ES.A.	Parque Eólico Ovejera del Sur SpA.	Vale do Corisco S.A.	Consorcio Tecnológico Bioenercel S.A.	Genómica Forestal S.A.	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	97,866	29	22,870	680	1,246	4,295	2	25	127,013
Non-current	566,484	105,354	907	3,600	703	105,836	36	19	782,939
Total	664,350	105,383	23,777	4,280	1,949	110,131	38	44	909,952

	Liabilities
	Puertos y Logística S.A.	Inversiones Puerto Coronel S.A.	Serv.Corporativos Sercor S.A.	E2ES.A.	Parque Eólico Ovejera del Sur SpA.	Vale do Corisco S.A.	Consorcio Tecnológico Bioenercel S.A.	Genómica Forestal S.A.	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	28,938	82	22,192	192	754	81	-	7	52,246
Non-current	327,124	-	619	-	-	31,485	5	42	359,275
Equity	308,288	105,301	966	4,088	1,195	78,565	33	(5)	498,431
Total	664,350	105,383	23,777	4,280	1,949	110,131	38	44	909,952
12-31-2018
Revenues	160,889	6,080	4,841	1	-	8,106	-	37	179,954
Expenses	(158,421)	-	(4,855	)(370)	(295)	(8,711)	(2)	(29)	(172,683)
Profit or loss (continuing operations)	2,468	6,080	(14	)(369)	(295)	(605)	(2)	8	7,271
Other comprehensive income	(1,676)	2,202	-	-	-	-	-	-	526
Total comprehensive income	792	8,282	(14	)(369)	(295)	(605)	(2)	8	7,797
Dividends	-	-	-	-	-	3,277	-	-	3,277

Reconciliation of Investment in Associates and Joint Ventures

	12-31-2019	12-31-2018
	ThU.S.$	ThU.S.$
Opening balance as of January 1	358,053	368,772
Changes
Investment in joint ventures, Additions	2,741	3,028
Disposals, investment in associates and joint ventures (*)	(58,850)	-
Share of profit (loss) in investment in associates	6,786	3,043
Share of profit (loss) in investment in joint ventures	989	14,203
Dividends Received, Investments in Associates	(13,601)	(11,307)
Increase (Decrease) in foreign exchange currency on translation of Associates and Joint Ventures	(5,440)	(17,287)
Other increase (decrease) in investment and associates and joint ventures	2,440	(2,399)
Total changes	(64,935)	(10,719)
Closing balance	293,118	358,053

(*) Carrying amount of investment in Puertos y Logística S.A., which was sold on April 5, 2019 (ThU.S.$. 56,492)

	12-31-2019	12-31-2018
	ThU.S.$	ThU.S.$
Carrying amount of associates accounted for using equity method	96,114	155,609
Carrying amount of joint ventures accounted for using equity method	197,004	202,444
Total investment accounted for using equity method	293,118	358,053

NOTE 16.  INTERESTS IN JOINT ARRANGEMENTS

Investments and contributions made

On April 1, 2019 Arauco through its subsidiary Forestal Arauco S.A. entered into a shareholders agreement with respect to Agrícola San Gerado SpA, which was established with the special purpose of developing an agricultural project in Molina. The capital committed by Forestal Arauco S.A. was Th$1,570,000 chilean pesos (equivalent to ThU.S.$ 2,097 as of December 31, 2019). As of December 31, 2019 Arauco has contributed an equivalent of ThU.S.$ 796.

As of December 31, 2019 and 2018, Arauco has not made contributions to Uruguayan companies Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A.

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

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint operations:

	12-31-2019		12-31-2018
Celulosa y Energía Punta Pereira S.A.	Assets	Liabilities	Assets	Liabilities
(Uruguay)	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	346,498	206,683	220,699	204,455
Non-current	2,158,586	444,181	2,044,534	441,010
Equity	-	1,854,220	-	1,619,768
Total Joint Arrangement	2,505,084	2,505,084	2,265,233	2,265,233
Investment	927,110		809,884

	12-31-2019		12-31-2018
	ThU.S.$		ThU.S.$
Income	859,874		904,853
Expenses	(628,553)		(611,444)
Joint Arrangement Net Income (Loss)	231,321		293,409

Forestal Cono Sur S.A. (consolidated)	12-31-2019	12-31-2018
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	37,625	2,180	23,528	1,668
Non-current	172,913	9,046	170,443	1,957
Equity	-	199,312	-	190,346
Total Joint Arrangement	210,538	210,538	193,971	193,971
Investment	99,656		95,173

	12-31-2019		12-31-2018
	ThU.S.$		ThU.S.$
Income	14,041		25,642
Expenses	(5,074)		(19,748)
Joint Arrangement Net Income (Loss)	8,967		5,894

Eufores S.A.(consolidated)	12-31-2019	12-31-2018
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	148,550	209,665	160,708	159,988
Non-current	808,647	117,443	638,832	8,282
Equity	-	630,089	-	631,270
Total Joint Arrangement	957,197	957,197	799,540	799,540
Investment	315,045		315,635

	12-31-2019		12-31-2018
	ThU.S.$		ThU.S.$
Income	245,209		284,039
Expenses	(246,332)		(261,683)
Joint Arrangement Net Income (Loss)	(1,123)		22,356

Zona Franca Punta Pereira S.A.	12-31-2019	12-31-2018
(Uruguay)	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	5,823	115,627	5,482	106,676
Non-current	464,151	19,740	472,539	27,863
Equity	-	334,607	-	343,482
Total Joint Arrangement	469,974	469,974	478,021	478,021
Investment	167,304		171,741

	12-31-2019		12-31-2018
	ThU.S.$		ThU.S.$
Income	18,206		17,880
Expenses	(27,081)		(23,975)
Joint Arrangement Net Income (Loss)	(8,875)		(6,095)

The following tables set forth summarized financial information of the more significant interests in joint ventures accounted in for equity method:

	12-31-2019		12-31-2018
	Assets	Liabilities	Assets	Liabilities
Unilin Arauco Pisos Ltda.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	6,674	3,761	6,165	3,591
Non-current	4,024	55	4,574	37
Equity	-	6,882	-	7,111
Total Joint Arrangement	10,698	10,698	10,739	10,739
Investment	3,441		3,556

	12-31-2019		12-31-2018
	ThU.S.$		ThU.S.$
Income	13,591		16,984
Expenses	(13,549)		(16,881)
Joint Arrangement Net Income (Loss)	42		13
Other comprehensive income	-		-
Comprehensive income	42		13
Dividends	-		-

Eka Chile S.A.	12-31-2019	12-31-2018
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	21,449	4,930	19,840	4,443
Non-current	33,442	4,917	32,363	5,078
Equity	-	45,044	-	42,682
Total Joint Arrangement	54,891	54,891	52,203	52,203
Investment	22,522		21,341

	12-31-2019		12-31-2018
	ThU.S.$		ThU.S.$
Income	43,458		47,798
Expenses	(40,104)		(44,490)
Joint Arrangement Net Income (Loss)	3,354		3,308
Other comprehensive income	-		-
Comprehensive income	3,354		3,308
Dividends	496		550

Sonae Arauco S.A.	12-31-2019	12-31-2018
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	216,342	215,632	272,030	221,393
Non-current	695,902	358,851	655,856	351,397
Equity	-	337,761	-	355,096
Total Joint Arrangement	912,244	912,244	927,886	927,886
Net assets	140,146		146,762
Net asset adjustment (Goodwill)	28,735		30,786
Investment	168,881		177,548

	12-31-2019		12-31-2018
	ThU.S.$		ThU.S.$
Income	885,812		1,057,535
Expenses	(887,230)		(1,032,435)
Joint Arrangement Net Income (Loss)	(1,418)		25,100
Other comprehensive income	-		-
Comprehensive income	(1,418)		25,100
Dividends	6,634		7,480

Agrícola San Gerardo SpA.	12-31-2019		12-31-2018
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	-	-	-	-
Non-current	2,162	-	-	-
Equity	-	2,162	-	-
Total Joint Arrangement	2,162	2,162	-	-
Investment	1,081

	12-31-2019		12-31-2018
	ThU.S.$		ThU.S.$
Income	-		-
Expenses	-		-
Joint Arrangement Net Income (Loss)	-		-
Other comprehensive income	-		-
Comprehensive income	-		-
Dividends	-		-

NOTE 17. IMPAIRMENT OF ASSETS

As a result of current market conditions generated by the fall in prices, the impairment tests carried out at the CGU as of December 31, 2019 yielded a provision of ThU.S.$43,181 (ThU.S.$38,913 of Property, plant and equipment, and ThU.S.$4,268 of spare parts from Inventories) in connection with two plants of Wood products business area in USA. For these calculations a discount rate of 8% was used.

In addition, due to the modernization and expansion project of the Arauco Mill (Proyecto de Modernización y Ampliación de la Planta Arauco, or MAPA Project), as of December 31, 2019, an impairment provision due to a reduction in the useful lives for the CGU Line 1 of Arauco Mill (Pulp business) was recorded in an amount of ThU.S.$33,570. For this calculation a discount rate of 6.1% was used. The Line 1 of the Arauco mill will be permanently shut down when the MAPA project is completed.

Both impairment provision charges are presented in the consolidated statement of Profit or Loss in Other expenses line.

Provisions for impairment of property, plant and equipment due to technical obsolescence (does not include the CGU impairments discussed above) have been recorded as of December 31, 2019 and 2018, respectively, as shown below:

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversal of Losses	Machinery and Equipment
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversal of losses	Technical Obsolescence and Claim
	12-31-2019	12-31-2018	12-31-2017
Provisions for impairment of property, plant and equipment	ThU.S.$13,774	ThU.S.$11,395	ThU.S.$10,430

Goodwill

Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination.

At the date of these consolidated financial statements, the balance of goodwill is ThU.S.$65,751 (ThU.S.$ 65,851 at December 31, 2018), as shown below:

	12-31-2019	12-31-2018
Goodwill	ThU.S.$	ThU.S.$
Arauco Canada Ltd. (Flakeboard Company Ltd)	40,765	40,661
Arauco do Brasil S.A. (Pien mill)	22,378	23,278
Arauco North America, Inc. (Prime-Line, Inc.)	732	-
Arauco Argentina S.A. (Forestal Nuestra Señora del Carmen S.A.)	1,191	1,227
Forestal Arauco S.A. (Forestal Los Lagos S.A.)	685	685
Closing balance	65,751	65,851

	12-31-2019	12-31-2018
Goodwill	ThU.S.$	ThU.S.$
Opening balance at January 1	65,851	69,922
Increase (decrease) due to business combination	732	-
Increase (decrease) in foreign currency exchange	(832)	(4,071)
Closing balance	65,751	65,851

Of the total of goodwill, ThU.S.$40,765 (ThU.S.$ 40,661 as of December 31, 2018) are generated by the acquisition of “Flakeboard” (currently Arauco Canada Ltd.), a company that, directly and/or through its subsidiaries, possesses and operates 7 panel plants, for which Arauco acquired and paid, on September 24, 2012, the price of ThU.S.$242,502 for the 100% interest ownership.

The recoverable amount for Flakeboard’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 5-year term, applying a real discount rate of 6.7% which reflects current market assessments for the wood products segment in North America.

The investment in the panel plant in Pien, Brazil generated a goodwill of ThU.S.$22,378 (ThU.S.$ 23,278 as of December 31, 2018).

The recoverable amount for the Pien plant’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections based on the operational plan approved by the Administration, covering a 5-year term, applying a 7% real discount rate that reflects current evaluations for the panel segment in Brazil.

As of December 31, 2019 and 2018, the carrying value of the goodwill of the plants did not exceed their recoverable value, and therefore there was no need to recognize impairment losses.

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

The contingent liabilities for outstanding litigations are as follows:

Celulosa Arauco y Constitución S.A.

1. On August 25, 2005, the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) issued tax resolutions No. 184 and No. 185 of 2005, and objected certain income tax returns made by Arauco on April 16, 2001 and October 31, 2001, and furthermore, requested the reimbursement of the amounts returned in connection with tax losses, along with the amendment of the FUT (Tax Profits Fund) Registry balance. In consideration to the foregoing, the above mentioned tax resolutions ordered the restitution of the historical amount as of October 31, 2002 of $4,571,664,617 (equal to ThU.S.$6,106 as of December 31, 2019). On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and filed a claim disputing the above mentioned tax resolutions No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, partially sustaining the Company’s request, granting a discount to the total amount of $1,209,399,164 (equal to ThU.S.$1,615 as of December 31, 2019), resulting in a total disputed amount of $3,362,265,453 (equal to ThU.S.$4,491 as of December 31, 2019) plus fines and interests. On February 19, 2010, the Court acknowledged receipt of the Company’s request.

On September 26, 2014, Arauco requested the submission of this claim to the competent jurisdiction of the new Tax and Customs Courts. On October 10, 2014, Arauco’s request was granted. Currently the action is being considered by these new Courts under the Docket No. RUC 14-9-0002087-3. On September 20, 2017, the Court issued its first instance decision confirming the liquidations.

On October 12, 2017, Arauco challenged the decision through an appeal, requesting the Court of Appeals of Santiago to revoke the first instance decision and uphold Arauco’s claim instead. On June 29, 2018, the Court of Appeals of Santiago issued a ruling on appeal, confirming the first instance decision. On July 19, 2018, Arauco lodged a cassation appeal based on formal and substantial flaws before the Supreme Court. (case file 24,758-2018).

On June 21, 2019, Celulosa Arauco y Constitución S.A. filed a claim before the Constitutional Court to declare the legal provision contemplated under section 53, paragraph 3 of the Tax Code unconstitutional and, as a consequence, inapplicable.

On October 29, 2019 the Constitutional Court accepted the claim filed by Celulosa Arauco y Constitución S.A., finding unconstitutional and declaring the inapplicability of section 53, paragraph 3 of the Tax Code in the context of the proceeding “Celulosa Arauco y Constitución S.A. with SII Large taxpayers”, which is in the Supreme Court docket as a result of a cassation appeal (based on form and content) under case file 24,758-2018.

Currently, the case is related to the Supreme Court.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore as of December 31, 2019, Arauco has not made any provision whatsoever in connection with this contingency.

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

On February 12, 2016, the Company submitted its defenses.

On December 15, 2017, the Superintendence of the Environment issued Exempted Resolution No. 1,487, closing the punitive administrative proceeding, absolving the company with regards to one of the charges and convicting for other 10 charges, applying a fine of 7,777 UTA (equal to ThU.S.$ 6,185 as of December 31, 2019). On December 22, 2017, the Company submitted a motion for reconsideration regarding Exempted Resolution No. 1,487, before the SMA, requesting that we be absolved of all infringements, with the exception of the charge specified under number 7 (late submission of the water quality report regarding the Cruces river). On March 23, 2018, the reconsideration appeal lodged by the company was rejected. On April 5, 2018, a judicial claim was submitted before the Third Environmental Court.

On February 11, 2020 the judgment of the Third Environmental Court was notified, which partially accepted the legal claim of the Company, only as to the inadequate severity qualification of one of the charges (charge No. 2, consisting of not deriving as last resource to the effluent treatment system, the green liquor spill occurred on January 17, 2014).

On February 28, 2020, both the Company and the SMA submitted cassation appeals based on form and content, to be heard and resolved by the Supreme Court. The case is pending.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company, and therefore as of December 31, 2019, Arauco has not made any provision whatsoever in connection with this contingency.

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

Finally, on July 29, 2019, the SMA issued its opinion regarding the satisfactory performance of the Compliance Program, concluding the proceeding.

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

The complaint seeks to enforce the contract, plus $575,000,000 (equal to ThU.S.$ 768 as of December 31, 2019) in compensation for damages. In the alternative, it claims (a) $11,189,270,050 (equivalent to ThU.S.$ 14,944 as of December 31, 2019), for actual damages; (b) $ 11,189,270,050 monthly during the entire course of the trial, until the termination of the contract is declared in the final ruling, for loss of profits, and (c) $5,000,000,000 (equivalent to ThU.S.$ 6,678 as of December 31, 2019) for moral damages.

On August 28, 2018 the claim was served upon Celulosa Arauco y Constitución S.A., Forestal Arauco S.A. and Maderas Arauco S.A.; service is pending on Servicios Logísticos Arauco S.A. (Case file C-757-2018 with the Civil Court of Constitución).

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and, therefore, as of December 31, 2019, Arauco has not made any provision whatsoever in connection with this contingency.

Forestal Arauco S.A.

1. On April 28, 2015, the company was notified of and answered the action for recovery submitted in ordinary proceedings by Mr. Rodrigo Huanquimilla Arcos and Mr. Mario Andrades Rojas, attorneys at law, on behalf of 24 members of the Arcos succession, who claiming to be owners of the estate that they identify as Hacienda Quivolgo, of 5,202 hectares, request that Forestal Celco S.A., currently Forestal Arauco S.A., be sentenced to return the above mentioned real property plus civil and natural fruits or revenues as well as any estates adhered to it, along with any damages that the real property may have suffered, with litigation costs. They base their claim in that Forestal Celco S.A., currently Forestal Arauco S.A., would be a supposed possessor and not owner of this estate.

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

On March 8, 2017, the claimant appealed against the first instance decision. On May 25, 2018, the first instance ruling was confirmed by the Court of Appeals, with litigation costs. (Court of Appeals of Talca Case File No. 949-2017).

On June 12, 2018, the plaintiff challenged the decision of the Court of Appeals, filing a cassation appeal based on substantial flaws before the Supreme Court. (Case File 16,583-2018).

On October 14, 2019, the Supreme Court rejected the cassation appeal based on substantial flaws. On November 7, 2020, it was certified that the judgment was executory. The case has been closed.

2. On April 6, 2015, the company was notified through a rogatory letter regarding the claim submitted by Mr. Gustavo Andrés Ochagavía Urrutia, attorney at law, acting on behalf of 23 members of the Arcos succession, who claim to be the owners of the estate that they identify as Hacienda Quivolgo, of 5,202 hectares, requesting that Forestal Celco S.A., currently Forestal Arauco S.A., be ordered to return the above mentioned real property plus civil and natural fruits or revenues as well as any estates adhered to it, along with any damages that the real property may have suffered, with litigation costs. They base their claim in that Forestal Celco S.A., currently Forestal Arauco S.A., is allegedly in possession but does not own the real property in question.

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

On October 14, 2019, the Supreme Court rejected the cassation appeal based on substantial flaws. On November 7, 2019, it was certified that the judgment was executory. The case is ended.

3. On July 11, 2017, the company was notified of a civil claim for recovery in ordinary proceedings, filed by Mrs. Carmen Muñoz Domínguez on behalf of Forestal Ezrece S.A. The plaintiff argues that its client would be the rightful owner – as a result of an assignment and sale – of 87.5% of the hereditary rights in the rural real estate property called “Pino Huacho,” located in the boroughs of Los Alamos and of Cañete, province of Lebu, Eighth Region, for a surface area amounting to 5,144.22 hectares, which actions would be under the possession of Forestal Arauco S.A. The claimant has requested the court to order Forestal Arauco S.A. to be sentenced to restitute these actions and rights. Forestal Arauco S.A. answered the claim, requesting its total dismissal, with litigation costs, and further filing a counterclaim based on the ordinary prescription and, in lieu thereof, based on extraordinary prescription.

On July 30, 2019, the final ruling was issued down rejecting both the main and the reconventional lawsuits in all of its parts (Case File C-109-2017 First Instance and Guarantee Court of Lebu).

On August 12, 2019, the plaintiff filed an appeal against the final ruling. On September 2, 2019, Forestal Arauco S.A. adhered to the appeal, which resolution is pending in the Court of Appeals of Concepción (Case file 1853-2019).

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2019, Arauco has not made any provision whatsoever in connection with this contingency.

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

On March 18, 2019, the answer and settlement hearing took place, and, during such hearing, the court decided to proceed to the production of evidence stage.

On November 11, 2019, the parties were summoned to hear the ruling, which is pending.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2019, Arauco has not made any provision whatsoever in connection with this contingency.

5. Inversiones Forestales Los Alpes Limitada and Forestal Neltume-Carrasco S.A. filed a claim against Forestal Arauco S.A. before the Civil Court of Angol (C-502-2015), in which they request that Forestal Arauco S.A. restitute the material possession of 1,855.9 hectares, which would be part of their property "Resto del Fundo Los Alpes", which would have an area of approximately 2,700 hectares. Likewise, they requested that it be declared that the property is the exclusive domain of the actors, the restitution of the civil and natural fruits, in addition to the deteriorations that the property would have experienced, with litigation costs.

On May 29, 2019, the lawsuit was answered and the counterclaim of the acquisitive prescription was filed.

On March 3, 2020, a conciliation hearing was held; the resolution that opens the period to produce evidence is still pending.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2019, Arauco has not made any provision whatsoever in connection with this contingency.

6. On August 2, 2019, the company was notified of a lawsuit for termination of contract and compensation for damages filed by “Sociedad Recuperadora de Fibra S.A.” before the First Court of Valdivia (Role C-2215-2019). In the lawsuit, the plaintiff questions the anticipated termination of a contract by Forestal Arauco.

It also claims that the company would have breached various contractual obligations regarding to 2 groups of contracts:

A. (i) Aggregates Transport Contract and (ii) Production, Cargo, Storage and Construction Management Contract for Platforms and flooring.

B. (i) Contract for the Production of Aggregates, (ii) Contract for Long Freight Services for Aggregates and (iii) Contract for Construction Services for Granular floor and Short Freight for Aggregates.

Based on the foregoing, it requests payment of compensation for an amount of $3,486,187,431 (equivalent to ThU.S.$ 4,656 as of December 31, 2019) plus interests, readjustments and litigation costs.

On September 17, 2019, Forestal Arauco S.A. answered the claim and filed a counterclaim for compensation of damages which is in the process of a conciliation hearing, requesting that the main claimant be ordered to pay $421,723,281 (equivalent to ThU.S$563 as of December 31, 2019).

Through the resolution dated as of January 9, 2020, the court received the case to commence the production of evidence; the notification of such resolution is pending.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2019, Arauco has not made any provision whatsoever in connection with this contingency.

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

Additionally, the Company has filed yearly forestry plans between years 2007 and 2018 for its local operations in the provinces of Misiones and Buenos Aires.

On March 25, 2019, the Secretary of Agriculture, Livestock and Fishing approved the resolution No. 2019-55-APN-SECAGYP#MPYT, approving the annual forestry plan for 2007. In addition, said organism through the resolution No. 2019-114-APN-SECAGYP#MPYT approved the annual forestry plan for 2009 on June 12, 2019, and through the resolution No. 2019-228-APN-SECAGYP#MPYT approved the annual forestry plan for 2008 on November 29, 2019. For this reason, Arauco Argentina S.A. may compute the exemption in the income tax related to the forest appraisal on the plantations to be harvested from the lands included in those plans as from the 2019 period.

In March 2005, Note No. 145/05 of the Subsecretary of Agriculture, Livestock and Afforestation suspended the benefit that exempted Arauco Argentina S.A. from paying export duties under Law No. 25,080. This measure is currently under discussion by the Company. On November 8, 2006, the V Chamber of the National Appeals Court for Adversarial Administrative and Federal Matters issued a ruling ordering Arauco Argentina S.A. to continue to enjoy an exemption from paying the exportation duties, in the same manner and scope it had prior to the suspension ordered by Note No. 145/05, if the clearance of merchandise is performed pursuant to the guarantee regime established in article 453, subsection a) of the Customs Code, for the exempted tax obligation. The judicial measure became effective beginning on March of 2007 by collateralization through the granting of bond (caution) policies for each shipment permits exempted from payment of export duty. The company maintains an assignment of funds equivalent to $1,406,696,320 Argentine Pesos (ThU.S.$ 23,512 as of December 31, 2019) for guaranteed export duties between 2007-2015, which appears under not current provisions. Additionally, the Company filed a restitution claim for a total amount of US$6,555,207, plus interests accrued from the service of the claim, corresponding to export duties between March 2005 and March 2007, as a result of the application of Note 145/05 issued by the Undersecretary of Agriculture, Livestock and Afforestation. The Company’s claim is being heard under case file No. 21830/2006 before the Federal Contentious Administrative Court No. 4. On October 28, 2019, a judgment of first instance was issued in said case, rejecting the claim and imposing the litigation costs on Arauco. Against that judgment, the Company filed an appeal and expressed the corresponding arguments in December 2019.

On the other hand, in April 2016, the Secretary of Agriculture, Livestock and Fishing issued Resolution No.154 – E/2016, that requires that the holders of enterprises that have received the fiscal benefits envisaged by Law No. 25,080, establish collateral to cover a third of the duration of the project, with a minimum term of five years. During May of 2019, the Company modified the duly established collateral in accordance to the terms of said Resolution, for which reason the security was ultimately established at an amount of $384,317,563 Argentine Pesos (ThU.S.$6,423 as of December 31, 2019).

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

On July 20, 2015, Arauco do Brasil was notified of the first-level administrative ruling which partially upheld the Infringement, at the estimated amount of R$164,159,000 (ThU.S.$40,891 as of December 31, 2019). Against this ruling, a Voluntary Appeal was filed seeking to revoke the Infringement Notice before the Brazilian Administrative Tax Council (Conselho Administrativo de Recursos Fiscais de Brasil or “CARF”), which is the second administrative level. The CARF’s decision was issued on May 16, 2017, and took into consideration certain arguments presented by the Company regarding the premium, but preserving other charges. On September 27, 2018, Arauco do Brasil was notified of the CARF’s decision, representing the final amount of this case R$57,556,262 (ThU.S.$ 14,337 as of December 31, 2019), and interests and readjustments will be added to that value until the discussion is over. Arauco do Brasil S.A. filed an appeal for declaration embargoes, to elicit clarifications from the CARF regarding certain points of the decision. On January 25, 2019, the CARF ruled that there were no clarifications or omissions to be made and, consequently, granted a term for filing the last remedy within the administrative realm. This Special Remedy was submitted before the Upper Chamber of Fiscal Remedies of the CARF (CSRF) on February 11, 2019, reiterating the Company’s defense allegations regarding the matters and charges that remained in such process; we are currently expecting the decision on such Special Remedy.

Based on the last decision of the declaratory liens, the CARF submitted that the current value under discussion would amount to R$58,059,580.30 (ThU.S.$ 14,462 as of December 31, 2019), with basis as of January 31, 2019. Interests and adjustments must be added to the aforesaid amount as from January 31, 2019 and until the discussion concludes.

The company believes that its challenge against the Infringement Notice is based on sound legal grounds and that a reasonable possibility exists that this matter will be resolved in favor of the company. Otherwise, as the next step, the Company will discuss the Infringement Notice before the Brazilian Justice Courts.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2019, Arauco has not made any provision whatsoever in connection with this contingency.

At the closing date, there are no other contingencies in which the Companies act as obligor, that may significantly affect their financial, economic or operational conditions.

Provisions recorded as of December 31, 2019 and 2018 are as follows:

Classes of Provisions	12-31-2019	12-31-2018
	ThU.S.$	ThU.S.$
Provisions, current	1,259	413
Provisions for litigations	1,259	413
Provisions, non-current	31,765	33,884
Provisions for litigations	8,265	10,384
Other provisions	23,500	23,500
Total Provisions	33,024	34,297

	12-31-2019
		Other
Movements in Provisions	Litigations (*)	Provisions	Total
	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	10,797	23,500	34,297
Changes in provisions
Increase in existing provisions	1,196	-	1,196
Increase through business combinations	815	-	815
Used provisions	(1,988)	-	(1,988)
Increase (decrease) in foreign currency exchange	(1,942)	-	(1,942)
Other Increases (Decreases)	646	-	646
Total Changes	(1,273)	-	(1,273)
Closing balance	9,524	23,500	33,024

(*) The increase in legal claims is composed mainly of ThU.S.$1,006 and ThU.S.$92 (Brazilian and Argentine subsidiaries respectively) in connection with civil and labor lawsuits. There are ThU.S.$98 corresponding to EUFORES from Uruguay in connection with a lawsuit against suppliers.

Increase through business combinations is due to Maderas y Sintéticos de México S.A. for ThU.S.$ 815 where there is a resolution against the company for a lawsuit related to trademark.

	12-31-2018
		Other
Movements in Provisions	Litigations (*)	Provisions	Total
	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	15,278	23,458	38,736
Changes in provisions
Increase in existing provisions	1,660	2	1,662
Used provisions	(887)	-	(887)
Increase (decrease) in foreign currency exchange	(5,262)	-	(5,262)
Other Increases (Decreases)	8	40	48
Total Changes	(4,481)	42	(4,439)
Closing balance	10,797	23,500	34,297

(*) The increase in legal claims is composed mainly of ThU.S.$886 and ThU.S.$776 (Brazilian and Argentine subsidiaries respectively) in connection with civil and labor lawsuits.

	12-31-2017
		Other
Movements in Provisions	Litigations (*)	Provisions (**)	Total
	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	15,123	23,857	38,980
Changes in provisions
Increase in existing provisions	1,314	16	1,330
Increase through business combinations	2,106	-	2,106
Used provisions	(1,578)	-	(1,578)
Increase (decrease) in foreign currency exchange	(1,493)	-	(1,493)
Other Increases (Decreases)	(194)	(415)	(609)
Total Changes	(1,951)	1,707	(244)
Closing balance	15,278	23,458	38,736

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

Provisions for litigations are related to labor and tax claims whose payment period is uncertain. Other provisions mainly include the recognition of a liability related to investments in associates and joint ventures accounted under the equity method with net asset deficiency at the end of the reporting period, and the constitution of provision for the lawsuit of export duties (see Arauco Argentina's contingent liability set forth in this note).

NOTE 19. INTANGIBLE ASSETS

	12-31-2019	12-31-2018
Classes of Intangible Assets, Net	ThU.S.$	ThU.S.$
Intangible assets, net	106,252	90,093
Computer software	39,065	26,545
Water rights	5,966	5,966
Customer	39,981	41,634
Other identifiable intangible assets	21,240	15,948
Classes of intangible Assets, Gross	220,222	185,895
Computer software	113,487	88,177
Water rights	5,966	5,966
Customer	74,723	71,443
Other identifiable intangible assets	26,046	20,309
Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(113,970)	(95,802)
Accumulated amortization and impairment, intangible assets	(113,970)	(95,802)
Computer software	(74,422)	(61,632)
Customer	(34,742)	(29,809)
Other identifiable intangible assets	(4,806)	(4,361)

Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	12-31-2019
Reconciliation of intangible assets	Computer Software	Water Rights	Customer	Others	TOTAL
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance	26,545	5,966	41,634	15,948	90,093
Changes
Additions	17,908	-	-	4,472	22,380
Additions through business combination	223	-	2,800	1,300	4,323
Disposals	(67)	-	-	-	(67)
Amortization	(8,008)	-	(4,769)	(360)	(13,137)
Increase (Decrease) related to foreign currency translation	177	-	316	(120)	373
Other Increases (Decreases)	2,287	-	-	-	2,287
Changes Total	12,520	-	(1,653)	5,292	16,159
Closing Balance	39,065	5,966	39,981	21,240	106,252

	12-31-2018
Reconciliation of intangible assets	Computer Software	Water Rights	Customer	Others	TOTAL
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance	26,747	5,697	47,144	9,027	88,615
Changes
Additions	6,369	269	-	7,424	14,062
Disposals	(1)	-	-	-	(1)
Amortization	(7,132)	-	(4,808)	(409)	(12,349)
Increase (Decrease) related to foreign currency translation	(287)	-	(702)	(31)	(1,020)
Other Increases (Decreases)	849	-	-	(63)	786
Changes Total	(202)	269	(5,510)	6,921	1,478
Closing Balance	26,545	5,966	41,634	15,948	90,093

Years of Useful life (Average)
Computer Software	5
Customer	15
Brands	7

The amortization of customer and computer software is presented in the Consolidated Statements of Profit or Loss under the Administrative Expenses line item.

NOTE 20. BIOLOGICAL ASSETS

Biological assets comprise forestry plantations, mainly radiata and taeda pine, and to a lesser extent eucalyptus. The plantations are located in Chile, Argentina, Brazil and Uruguay, with a total surface of 1.8 million hectares as of December 31, 2019 out of which 1 million hectares are used for forestry planting, 515 thousand hectares are native forest, 108 thousand hectares are used for other purposes and 97 thousand hectares not yet planted.

For the period ended December 31, 2019, the production volume of logs totaled 20.3 million m3 (23 million m3 as of December 31, 2018).

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

The main considerations in determining the fair value of biological assets include the following:

-   Arauco uses discounted expected future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

-   Current forestry plantations are projected based on a net volume that will not decrease, with a minimum growth equivalent to the current supply demand.

-   Future plantations are not considered.

-  The harvest of forestry plantations supplies raw materials for all other products that Arauco produces and trades. By directly controlling the development of forests that will be processed, Arauco ensures high quality timber for each of its products.

-   Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s own industrial centers and sales to third parties at market prices. Sales margin of the different products that are harvested in the forest is also considered in the valuation. The changes in the value of the plantations pursuant to the criteria defined above are accounted for in the results for the fiscal year, as established in IAS 41. These changes are presented in the Consolidated Statements of Profit or Loss under the line item Other income per function, which as of December 31, 2019 amounted to ThU.S.$154,705 (ThU.S.$84,476 as of December 31, 2018). The appraisal of biological assets resulted in a greater cost of the lumber sold in comparison to the real incurred cost, which is presented included in the cost of sales which as of December 31, 2019 amounted to ThU.S.$194,406 (ThU.S.$207,346 as of December 31, 2018).

- Forestry plantations are harvested according to the needs of Arauco’s production plants.

- The discount rates used are 6.4% in Chile, 7.9% Brazil, 10.5% in Argentina and 6.9% in Uruguay.

-   Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

-   The average crop age by species and country is:

	Chile	Argentina	Brazil	Uruguay
Pine	24	15	15	-
Eucalyptus	12	10	7	10

The following table sets forth changes in fair value of biological assets considering variations in significant assumptions considered in calculating the fair value of the assets:

		ThU.S.$
Discount rate	0,5	(130,251)
	-0,5	138,065
Margins (%)	10	373,939
	-10	(373,939)

The significant unobservable input data used in the measurement of the fair value of biological assets are discount rates and sales margins of the different products that are harvested from the forest. Increases (decreases) in any of these input data considered in isolation would result in a smaller or greater fair value measurement. A change in the assumption used for the probability of a change in the discount rate is accompanied by a change in the opposite direction in the assumption used before a change in the sales margins.

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

As of the date of these consolidated financial statements, there are no committed disbursements for the acquisition of biological assets.

Detail of Biological Assets Pledged as Security

As of December 31, 2019, there are no forestry plantations pledged as security.

Detail of Biological Assets with Restricted Ownership

As of the date of these consolidated financial statements, there are no biological assets with restricted ownership.

No significant government grants have been received.

Current and Non-Current Biological Assets

As of the date of these consolidated financial statements, the Current and Non-current biological assets are as follows:

	12-31-2019	12-31-2018
	ThU.S.$	ThU.S.$
Current	275,792	315,924
Non-current	3,393,634	3,336,339
Total	3,669,426	3,652,263

Reconciliation of carrying amount of biological assets

	12-31-2019
Movement	Current	Non-current	Total
	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance	315,924	3,336,339	3,652,263
Changes in real incurred cost	(22,719)	90,999	68,280
Additions through acquisition and costs of new plantations	9,195	217,562	226,757
Sales	-	(2,722)	(2,722)
Harvest	(133,335)	-	(133,335)
Increases (decreases) in Foreign Currency Translation	4,699	(23,091)	(18,392)
Loss of forest due to fires	-	(3,823)	(3,823)
Transfers from non-current to current	96,875	(96,875)	-
Other Increases (decreases)	(153)	(52)	(205)
Changes in fair value	(17,413)	(33,704)	(51,117)
Gain (losses) arising from changes in fair value minus sale costs	(6,588)	161,294	154,706
Sales	-	(4,015)	(4,015)
Harvest	(198,089)	-	(198,089)
Loss of forest due to fires	-	(3,718)	(3,718)
Transfers from non-current to current	187,264	(187,264)	-
Total Changes	(40,132)	57,295	17,163
Closing balance	275,792	3,393,634	3,669,426

	12-31-2018
Movement	Current	Non-current	Total
	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance	307,796	3,459,146	3,766,942
Changes in real incurred cost	34,684	(27,174)	7,510
Additions through acquisition and costs of new plantations	2,105	205,353	207,458
Sales	(52)	(315)	(367)
Harvest	(117,729)	-	(117,729)
Increases (decreases) in Foreign Currency Translation	(5,424)	(76,672)	(82,096)
Loss of forest due to fires	-	(8,702)	(8,702)
Transfers from non-current to current	155,789	(155,789)	-
Other Increases (decreases)	(5)	8,951	8,946
Changes in fair value	(26,556)	(95,633)	(122,189)
Gain (losses) arising from changes in fair value minus sale costs	(8,684)	93,160	84,476
Sales	-	(445)	(445)
Harvest	(203,164)	-	(203,164)
Loss of forest due to fires	-	(3,056)	(3,056)
Transfers from non-current to current	185,292	(185,292)	-
Total Changes	8,128	(122,807)	(114,679)
Closing balance	315,924	3,336,339	3,652,263

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

All Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses several supplies in its productive processes such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the Company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all Arauco’s business units.

These investments are reflected in the Consolidated Financial Statements as Properties, Plants and Equipment when they refer to disbursements in major works executed and are reflected in Expenses when they refer to improvements or management not directly associated with investment projects.

Detail information of disbursements related to the environment

As of December 31, 2019 and 2018 Arauco has made and / or has committed the following disbursements in major environmental projects:

12-31-2019		Disbursements undertaken 2019				Committed Disbursements
		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of project	of project	ThU.S.$	Expense	destination item	ThU.S.$	date
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	267	Assets	Property, plant and equipment	792	2020
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	In process	21,927	Assets	Property, plant and equipment	53,111	2020
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of gas emissions from industrial process	Finished	375	Expense	Operating cost	-	-
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	3,535	Assets	Property, plant and equipment	6,595	2020
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	Finished	15,570	Expense	Operating cost	-	-
Celulosa Arauco y Constitución S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	348	Assets	Property, plant and equipment	-	-
Celulosa Arauco y Constitución S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	7,745	Expense	Operating cost	-	-
Arauco Argentina S.A.	Construction emissary	In process	40	Assets	Property, plant and equipment	697	2020
Arauco Argentina S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	1,174	Assets	Property, plant and equipment	1,816	2020
Arauco Argentina S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	987	Assets	Property, plant and equipment	343	2020
Maderas Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	208	Expense	Operating cost	-	-
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	647	Expense	Operating cost	-	-
Maderas Arauco S.A.	Environmental improvement studies	Finished	305	Assets	Property, plant and equipment	-	-
Forestal Arauco S.A.	Environmental improvement studies	In process	626	Expense	Administration expenses	401	2020
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	684	Assets	Property, plant and equipment	2,567	2020
Celulosa y Energía Punta Pereira S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	400	Assets	Property, plant and equipment	100	2020
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	448	Assets	Property, plant and equipment	-	-
Forestal Los Lagos S.A.	Environmental improvement studies	In process	210	Expense	Operating cost	63	2020
Arauco North America, Inc	Environmental improvement studies	In process	945	Assets	Property, plant and equipment	530	2020
		TOTAL	56,441			67,015

12-31-2018		Disbursements undertaken 2018				Committed Disbursements
		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of project	of project	ThU.S.$	Expense	destination item	ThU.S.$	date
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	6,467	Assets	Property, plant and equipment	8,271	2019
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	In process	29,419	Assets	Property, plant and equipment	63,035	2019
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of gas emissions from industrial process	Finished	563	Expense	Operating cost	-	-
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	21,978	Assets	Property, plant and equipment	9,233	2019
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	Finished	25,684	Expense	Operating cost	-
Arauco Argentina S.A.	Construction emissary	In process	1,454	Assets	Property, plant and equipment	797	2019
Arauco Argentina S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	-	Assets	Property, plant and equipment	-	2019
Arauco Argentina S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	-	Assets	Property, plant and equipment	-	2019
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	499	Expense	Operating cost	-	-
Maderas Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	1,471	Expense	Operating cost	-	-
Maderas Arauco S.A.	Environmental improvement studies	In process	-	Assets	Property, plant and equipment	291	2019
Forestal Arauco S.A.	Environmental improvement studies	In process	1,547	Expense	Administration expenses	1,957	2019
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	52	Assets	Property, plant and equipment	3,266	2019
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	281	Assets	Property, plant and equipment	-	-
Forestal Los Lagos S.A.	Environmental improvement studies	In process	236	Expense	Operating cost	273	2019
Arauco North America, Inc	Environmental improvement studies	In process	969	Assets	Property, plant and equipment	882	2019

		TOTAL	90,620			88,005

NOTE 22. NON-CURRENT ASSETS HELD FOR SALE

Arauco decided to sell assets in previous years corresponding mainly to sawmills in Chile and remains committed to its sales plan.

The following table sets forth information on the main types of non-current assets held for sale:

	12-31-2019	12-31-2018
	ThU.S.$	ThU.S.$
Land	2,422	2,352
Buildings	1,256	1,284
Property, plant and equipment	758	2,090
Total	4,436	5,726

As of December 31, 2019, 2018 and 2017, there were no significant effects on results related to the sale of assets held for sale.

NOTE 23. FINANCIAL INSTRUMENTS

23.1 Classification

Arauco's financial instruments as of December 31, 2019 and 2018, are displayed in the table below. Regarding those instruments valued at an amortized cost, an estimation of their fair value is displayed for informational purposes.

Financial Instruments	December 2019		December 2018
Thousands of dollars	Carrying amount	Fair Value	Carrying amount	Fair Value

Financial assets at fair value through profit or loss (held for trading)	634,079	634,079	270,110	270,110
Derivatives (1)	121	121	75	75
Mutual funds (2)	633,958	633,958	270,035	270,035

Financial assets at amortized cost	1,597,356	1,597,356	1,669,587	1,669,587
Cash and cash equivalents (amortized cost)	926,054	926,054	805,907	805,907
Cash	314,981	314,981	327,132	327,132
Time deposits	611,073	611,073	478,775	478,775
Accounts Receivable (net)	651,771	651,771	854,333	854,333
Trade and other receivables	562,419	562,419	751,158	751,158
Lease receivable	1,112	1,112	1,968	1,968
Other receivables	88,240	88,240	101,207	101,207
Accounts receivable due from related parties	17,526	17,526	7,805	7,805
Other financial assets	2,005	2,005	1,542	1,542

Hedging assets	10,639	10,639	19,226	19,226

Financial liabilities at amortized cost (3)	6,733,957	7,001,457	5,182,353	5,206,334
Bonds issued denominated in U.S. Dollars	3,502,090	3,554,538	2,062,044	1,948,482
Bonds issued denominated in U.F. (4)	1,329,653	1,475,667	1,439,610	1,544,813
Bank Loans in U.S. Dollars	824,581	874,584	925,780	962,866
Bank borrowing denominated in U.S. Dollars	122,441	141,476	14,655	14,655
Lease liabilities	271,025	271,025	68,187	63,441
Trade and other payables	675,287	675,287	661,848	661,848
Accounts payable to related parties	8,880	8,880	10,229	10,229

Financial liabilities at fair value through profit or loss	33	33	289	289

Hedging Liabilities	134,242	134,242	71,310	71,310

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

23.2 Fair Value Hierarchy of Financial Assets and Liabilities

The assets and liabilities measured at fair value in the consolidated statements of financial position as of December 31, 2019, have been measured based on the valuation methodologies provided in IFRS 13. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

- Level 1: Securities or quoted prices in active markets for identical assets and liabilities

- Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

- Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

Fair Value	December 2019	Level 1	Level 2	Level 3
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Financial assets at fair value
Derivatives	121		121
Mutual Funds	633,958	633,958

Hedging assets	10,639		10,639

Financial liabilities at fair value through profit or loss	33		33

Hedging liabilities	134,242		134,242

At the closing date of these consolidated financial statements, there have been no transfers between the different hierarchy levels.

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

The fair value of bank borrowings and lease liabilities due to right of use assets, were determined based on discounted cash flow analysis, applying the corresponding discount yield curves to the remaining term to maturity.

Disclosures of the fair value of financial liabilities at amortized cost are determined via the use of discounted cash flows, calculated over variables of the observable markets as of the date of informing the consolidated financial statements, and correspond to Level 2 of the fair value hierarchy.

The following table sets forth a reconciliation between the financial liabilities and the consolidated statements of financial position as of December 31, 2019 and 2018:

	December 2019
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Other non-current financial liabilities, Total	Total
Bonds obligations	22,374	254,330	276,704	201,427	577,884	3,775,728	4,555,039	4,831,743
Bank borrowing	69,971	113,334	183,305	196,611	502,772	64,334	763,717	947,022
Lease liabilities	21,518	47,690	69,208	117,608	46,408	37,801	201,817	271,025
Swap and Forward	837	-	837	133,438	-	-	133,438	134,275
Other Financial Liabilities, Total (a)	114,700	415,354	530,054	649,084	1,127,064	3,877,863	5,654,011	6,184,065

Thousands of dollars	December 2019
	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non-current	Total
Trades and other payables	672,809	248	673,057	2,230	-	-	2,230	675,287
Accounts payable to related companies	8,880	-	8,880	-	-	-	-	8,880
Accounts Payable, Total (b)	681,689	248	681,937	2,230	-	-	2,230	684,167

Financial Liabilities, Total (a) + (b)	796,389	415,602	1,211,991	651,314	1,127,064	3,877,863	5,656,241	6,868,232

	December 2018
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Other non-current financial liabilities, Total	Total
Bonds obligations	27,803	262,068	289,871	478,441	340,275	2,393,067	3,211,783	3,501,654
Bank borrowings	84,778	130,271	215,049	177,504	348,558	199,324	725,386	940,435
Lease liabilities	7,265	23,651	30,916	26,296	10,975	-	37,271	68,187
Swap and Forward	1,760	-	1,760	69,839		-	69,839	71,599
Other Financial Liabilities, Total (a)	121,606	415,990	537,596	752,080	699,808	2,592,391	4,044,279	4,581,875

Thousands of dollars	December 2018
	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non-current	Total
Trades and other payables	659,618	-	659,618	2,230	-	-	2,230	661,848
Accounts payable to related companies	10,229	-	10,229	-	-	-	-	10,229
Accounts Payable, Total (b)	669,847	-	669,847	2,230	-	-	2,230	672,077

Financial Liabilities, Total (a) + (b)	791,453	415,990	1,207,443	754,310	699,808	2,592,391	4,046,509	5,253,952

23.4 Derivative Instruments

Hedging instruments recorded as of December 31, 2019 are cash flow hedges. Arauco uses derivatives for hedging purposes, such as cross currency swaps, currency and commodity forwards, interest rate swaps, and options.  Depending on the fair value of each instrument, the position could be either an asset or a liability, and they are listed in the Statements of Financial Position under Other Non-Current Financial Assets or Other Non-current Financial Liabilities, respectively.  The effects for the period are presented under Equity as Other Comprehensive Income or the Statements of Comprehensive Income as Finance Income or Finance Costs, net of differences in exchange rate of the hedged items and the deferred tax.

A summary of the derivative financial instruments included in the consolidated statements of financial position as of December 31, 2019 and 2018, is presented below:

Financial Instruments	December 2019 Fair Value ThU.S.$	December 2018 Fair Value ThU.S.$
Assets at fair value through profit or loss (held for trading)	121	75
Derivatives (1)	121	75
Forward (2)	-	-

Hedging Assets	10,639	19,226
Derivatives (1)	5,827	1,357
Cross Currency Swaps	4,812	17,869

Financial liabilities at fair value through profit or loss	(33)	(289)
Derivatives (1)	(19)	(287)
Forward (2)	(14)	(2)

Hedging Liabilities	(134,242)	(71,310)
Cross Currency Swaps	(22,842)	(2,224)
Derivatives (1)	(111,400)	(69,086)

(1)  Includes Swap and Forward from Uruguay tables and Forward from Chile.

(2)  Includes Forwards from Colombia and Chile.

23.4.1. Chile

Cross currency swaps

Arauco is exposed to the risk of variability in cash flows from changes in foreign exchange rates and inflation, mainly due to balances of assets denominated in U.S. Dollars and other currencies different from the functional currency, which causes mismatches that could affect operating results.

Below are the cross currency swaps that Arauco has as of December 31, 2019 and 2018 to cover the exposure to the exchange rate risk generated from bonds denominated in U.F.:

Bond	Institution
Fair Value ThU.S.$	Fair Value ThU.S.$	Amount U.S.$	Amount U.F.	Starting date	Ending date	December 2019	December 2018
F	Deutsche - England	39,653,006	909,091	10-30-2011	10-30-2021	(4,435)	(3,105)
F	JP Morgan - N.A.	39,653,006	909,091	10-30-2011	10-30-2021	(4,392)	(3,039)
F	Deutsche - England	-	-	04-30-2014	04-30-2019	-	1,707
F	Scotiabank - Chile	34,933,122	909,091	10-30-2014	04-30-2023	615	2,041
F	Scotiabank - Chile	34,889,491	909,091	10-30-2014	04-30-2023	801	2,273
F	Santander - Chile	34,524,604	909,091	10-30-2014	04-30-2023	1,214	2,715
F	BCI - Chile	34,201,420	909,091	10-30-2014	04-30-2023	1,611	3,148
F	Banco de Chile - Chile	34,524,605	909,091	04-30-2019	10-30-2029	418	155
J	Itaú - Chile	42,864,859	1,000,000	09-01-2010	09-01-2020	(5,123)	(3,289)
J	Scotiabank - Chile	42,864,859	1,000,000	09-01-2010	09-01-2020	(5,123)	(3,289)
J	Deutsche - England	42,864,859	1,000,000	09-01-2010	09-01-2020	(5,132)	(3,313)
J	Santander - Spain	42,873,112	1,000,000	09-01-2010	09-01-2020	(5,118)	(3,273)
J	Scotiabank - Chile	42,864,257	1,000,000	09-01-2010	09-01-2020	(5,075)	(3,197)
P	Itaú - Chile	46,474,122	1,000,000	05-15-2012	11-15-2021	(7,100)	(4,978)
P	JP Morgan - N.A.	47,163,640	1,000,000	11-15-2012	11-15-2021	(7,420)	(5,102)
P	Scotiabank - Chile	42,412,852	1,000,000	11-15-2013	11-15-2023	(2,416)	(882)
P	Santander - Chile	41,752,718	1,000,000	11-15-2013	11-15-2023	(1,609)	(89)
P	Deutsche - England	41,752,718	1,000,000	11-15-2013	11-15-2023	(1,594)	(92)
Q	BCI - Chile	16,194,459	375,000	10-01-2014	04-01-2021	(1,755)	(1,679)
Q	BCI - Chile	16,198,761	375,000	10-01-2014	04-01-2021	(1,747)	(1,655)
R	Santander - Chile	128,611,183	3,000,000	10-01-2014	04-01-2024	(11,059)	(7,016)
R	JP Morgan - England	43,185,224	1,000,000	10-01-2014	04-01-2024	(3,461)	(1,996)
R	Itaú - Chile	43,277,070	1,000,000	10-01-2014	04-01-2024	(3,486)	(2,015)
S	Santander - Chile	201,340,031	5,000,000	11-15-2016	11-15-2026	153	5,830
W	Goldman Sachs	40,521,750	1,000,000	10-10-2018	10-10-2028	(3,360)	(2,392)
W	Scotiabank - Chile	40,537,926	1,000,000	10-10-2018	10-10-2028	(3,169)	(2,294)
W	Goldman Sachs	40,066,555	1,000,000	10-10-2018	10-10-2028	(2,766)	(1,861)
X	Santander - Chile	118,400,504	3,000,000	10-10-2018	10-10-2038	(1,036)	(7,976)
X	Santander - Chile	97,971,786	2,500,000	10-10-2018	10-10-2038	(614)	(6,554)
						(82,178)	(51,217)

Additionally, as of December 31, 2019, Arauco maintains cross currency swaps contracts to cover the exposure to the risk of the exchange rate for bank contracts in Euro, as shown in the following table:

					December 2019
Institution	Amount U.S.$	Amount EUR	Starting date	Ending date	Fair Value ThU.S.$	December 2018 Fair Value ThU.S.
Santander - Chile	118,670,000	100,000,000	06-15-2021	12-15-2029	(4,903)	-
Banco de Chile	59,335,000	50,000,000	06-15-2021	12-15-2029	(2,428)	-
MUFG - N.A.	118,670,000	100,000,000	06-15-2021	12-15-2029	(4,846)	-
JP Morgan - N.A.	237,340,000	200,000,000	06-15-2021	12-15-2029	(9,740)	-
HSBC - N.A.	59,335,000	50,000,000	06-15-2021	12-15-2029	(2,493)	-
					(24,410)

Arauco needs to minimize the risk of the exchange rate, as it holds debt in other currencies different from U.S. dollars. The objective of this position in the swap is to eliminate the uncertainty of the exchange rate, exchanging the flows derived from obligations expressed in other currencies of the liabilities described above, with flows in U.S. dollars (Arauco's functional currency), at a fixed and determined exchange rate as of the agreement's execution date.

Forward

Arauco maintains, as of December 31, 2019, forward contracts to hedge the exchange rate risk exposure in connection with construction company contracts in local currency, as follows:

					December 2019	December 2018
Institution	Amount U.S.$	Amount CLP	Starting date	Ending date	Fair Value ThU.S.$	Fair Value ThU.S.$
Banco de Chile - Chile	47,198,102	32,552,531,231	10-11-2019	12-11-2020	(3,543)	-
Banco de Chile - Chile	47,136,593	32,552,531,231	10-11-2019	12-11-2020	(3,482)	-
BCI - Chile	47,061,633	32,552,531,231	10-11-2019	12-11-2020	(3,408)	-
Itaú - Chile	47,102,491	32,552,531,231	10-11-2019	12-11-2020	(3,449)	-
Itaú - Chile	46,838,174	32,552,531,231	10-11-2019	12-11-2020	(3,188)	-
Itaú - Chile	49,519,410	34,649,721,677	10-11-2019	12-11-2020	(3,065)	-
BCI - Chile	48,292,295	34,649,721,677	10-11-2019	12-11-2020	(1,855)	-
Itaú - Chile	51,267,096	39,886,826,067	01-10-2020	12-11-2020	2,131
Scotiabank - Chile	51,222,327	39,886,826,067	01-10-2020	12-11-2020	2,175
					(17,684)

Through an effectiveness test, and pursuant to IFRS 9, we were able to validate that the aforementioned hedging instruments are highly effective within an acceptable range for Arauco, for the purposes of eliminating the uncertainty of the exchange rate in the commitments derived from the hedged object.

23.4.2. Colombia

Forward contracts that are in force and effect, executed by Arauco Colombia as of December 31, 2019 and 2018, are detailed in the following table:

Exchange rate	Institution	Amount ThU.S.$	Starting date	Ending date	December 2019 Fair Value ThU.S.$
USDCOP	Corpbanca Colombia	2,100	11-07-2019	01-14-2020	(8)
USDCOP	Corpbanca Colombia	1,700	11-25-2019	02-11-2020	(6)
					(14)

Exchange rate	Institution	Amount ThU.S.$	Starting date	Ending date	December 2018 Fair Value ThU.S.$

USDCOP	Corpbanca Colombia	1,500	10-31-2018	01-09-2019	(2)
USDCOP	Corpbanca Colombia	1,700	11-26-2018	02-12-2019	-
USDCOP	Corpbanca Colombia	1,600	12-20-2018	03-12-2019	-
					(2)

23.4.3. Uruguay

Forward

As of December 31, 2019 and 2018, Arauco through its subsidiaries as a joint operation (50%) in Uruguay maintains the following forward contracts in force and effect for the purposes of ensuring an exchange rate for sale of dollars:

Exchange rate	Institution	Notional ThU.S.$	December 2019 Fair Value ThU.S.$
UYUUSD	Banco Santander Uruguay	8,070	(182)
UYUUSD	HSBC Uruguay	12,915	(264)
UYUUSD	Citibank U.K.	1,500	(101)
UYUUSD	Banco Itaú Uruguay	3,710	(4)
EURUSD	Citibank U.K.	833	(20)
			(571)

Exchange rate	Institution	Notional ThU.S.$	December 2018 Fair Value ThU.S.$
UYUUSD	Banco Santander Uruguay	14,880	(586)
UYUUSD	HSBC Uruguay	11,610	(56)
UYUUSD	Citibank U.K.	4,425	29
			(613)

Arauco Uruguay's profits and through its subsidiaries as a joint operation (50%), also face exposure to the price variation of certain fuels, as occurs with Fuel Oil N°6, which is used during the pulp manufacturing process. In order to minimize this risk, the volatility of future flows associated to the purchase of Fuel Oil No. 6 for years 2020 and 2021 has been limited through forwards of this commodity. The agreements that are in force and effect as of December 31, 2019 and 2018, are detailed below:

Commodity	Institution	Notional ThU.S.$	December 2019 Fair Value ThU.S.$
Fuel Oil N°6	JPMorgan Chase Bank, N.A.	6,925	878
Fuel Oil N°6	DNB Bank ASA	5,241	472
			1,350

Commodity	Institution	Notional ThU.S.$	December 2018 Fair Value ThU.S.$
Fuel Oil N°6	JPMorgan Chase Bank, N.A.	6,189	(800)
Fuel Oil N°6	Citibank U.K.	401	(34)
Fuel Oil N°6	DNB Bank ASA	4,837	(568)
			(1,402)

Interest Rate Swap

In addition, Arauco through its subsidiaries as a joint operation (50%) in Uruguay maintains an Interest Rate Swap in force and effect, a derivative instrument which purpose is to set the interest rate of a variable rate debt in the same currency (USD). The valuation off this instrument as of December 31, 2019 and 2018 is shown below:

Exchange rate	Institution	Notional ThU.S.$	December 2019 Fair Value ThU.S.$
USD	DNB Bank ASA	33,758	(8)

Exchange rate	Institution	Notional ThU.S.$	December 2018 Fair Value ThU.S.$
USD	DNB Bank ASA	42,198	936

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

As of December 31, 2019 and 2018, there are provisions for impairment for ThU.S.$ 16,368 and ThU.S.$ 15,147, respectively.

	December 2019	December 2018
	ThU.S.$	ThU.S.$
Financial assets at amortized cost	1,597,356	1,669,587
Cash and cash equivalents (Mutual Funds not included)	926,054	805,907
Cash	314,981	327,132
Time Deposits	611,073	478,775
Trade and other receivables (net)	669,297	862,138
Trade and other receivables	562,419	751,158
Lease receivable	1,112	1,968
Other receivables	88,240	101,207
Accounts receivable from related parties	17,526	7,805
Other financial assets	2,005	1,542

23.5.1. Cash and Cash Equivalents

Includes cash on hand, bank checking account balances and time deposits and other short term highly liquid investments with an original maturity of three months or less. They are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

The composition of cash and cash equivalents (including the balance of mutual funds displayed in this note as valuation, instruments at fair value with profit or loss) at December 31, 2019 and 2018, classified by currency is as follows:

	12-31-2019	12-31-2018
	ThU.S.$	ThU.S.$
Cash and Cash Equivalents	1,560,012	1,075,942
U.S. Dollars	1,412,688	834,513
Euro	2,264	8,295
Mexican pesos	13,684	1,461
Other currencies	68,916	51,373
Chilean pesos	62,460	180,300

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

The following table sets forth trade and other current/non-current receivables classified by currencies as of December 31, 2019 and 2018:

	12-31-2019	12-31-2018
	ThU.S.$	ThU.S.$
Trades and other current receivables	642,315	839,184
U.S. Dollars	435,663	631,047
Euros	8,483	7,399
Mexican pesos	33,981	8,576
Other currencies	74,544	88,426
Chilean pesos	86,954	99,950
U.F.	2,690	3,786

Accounts receivable from related parties, current	17,526	7,324
U.S. Dollars	1,319	591
Other currencies	197	83
Chilean pesos	15,512	6,169
U.F.	498	481

Trade and other non-current receivables	9,456	15,149
U.S. Dollars	3,691	7,733
Other currencies	351	1,067
Chilean pesos	2,983	3,267
U.F.	2,431	3,082

Accounts receivable from related parties, non-current	-	481
U.F.	-	481

23.6 Financial Liabilities

Arauco's financial liabilities to the date of these consolidated financial statements are as follows:

Financial Liabilities	December 2019 ThU.S.$	December 2018 ThU.S.$
Total Financial Liabilities	6,868,232	5,253,952
Financial liabilities at fair value through profit or loss (held for trading)	33	289
Hedging Liabilities	134,242	71,310
Financial Liabilities Measured at Amortized Cost	6,733,957	5,182,353

The following table sets forth the current portion of the non-current bank borrowings and debt issued as of December 31, 2019 and 2018.

	December 2019 ThU.S.$	December 2018 ThU.S.$
Bank borrowings - current portion	62,220	99,397
Bonds issued - current portion	85,641	81,060
Total	147,861	180,457

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

At the end of each reporting period, Arauco includes in this category bank borrowings, bonds issued denominated in U.S. Dollars and in U.F., lease liabilities, and trade and other payables.

		12-31-2019	12-31-2018
		ThU.S.$	ThU.S.$	12-31-2019	12-31-2018
	Currency	Amortized Cost	Fair Value	ThU.S.$	ThU.S.$
Total Financial Liabilities		6,733,957	5,182,353	7,001,457	5,206,334
Bonds Issued	U.S. Dollar	3,502,090	2,062,044	3,554,538	1,948,482
Bonds Issued	U.F.	1,329,653	1,439,610	1,475,667	1,544,813
Bank borrowings	U.S. Dollar	824,581	925,780	874,584	962,866
Bank borrowings	Euro	116,259	-	141,476	-
Bank borrowings	Other currencies	6,182	14,655	-	14,655
Lease liabilities	U.F.	41,633	57,349	41,633	53,594
Lease liabilities	Chilean pesos	107,046	10,838	107,046	9,847
Lease liabilities	Mexican pesos	10,025	-	10,025	-
Lease liabilities	U.S. Dollar	83,585	-	83,585	-
Lease liabilities	Euro	52	-	52	-
Lease liabilities	Other currencies	28,684	-	28,684	-
Trades and Other Payables	U.S. Dollar	157,754	187,219	157,754	187,219
Trades and Other Payables	Euro	20,414	7,450	20,414	7,450
Trades and Other Payables	Mexican pesos	22,272	-	22,272	-
Trades and Other Payables	Other currencies	94,946	90,113	94,946	90,113
Trades and Other Payables	Chilean pesos	348,155	348,886	348,155	348,886
Trades and Other Payables	U.F.	31,746	28,180	31,746	28,180
Accounts payable to related parties	U.S. Dollar	454	1,777	454	1,777
Accounts payable to related parties	Chilean pesos	8,426	8,452	8,426	8,452

The financial liabilities at amortized cost presented in the consolidated statements of financial positions as of December 31, 2019 and 2018 are as follows:

		December 2019
		ThU.S.$
	Current	Non-Current	Total
Other financial liabilities	529,217	5,520,573	6,049,790
Trade and other payables	673,057	2,230	675,287
Accounts payable to related parties	8,880	-	8,880
Total Financial Liabilities Measured at Amortized Cost	1,211,154	5,522,803	6,733,957

		December 2018
		ThU.S.$
	Current	Non-Current	Total
Other financial liabilities	535,836	3,974,440	4,510,276
Trade and other payables	659,618	2,230	661,848
Accounts payable to related parties	10,229	-	10,229
Total Financial Liabilities Measured at Amortized Cost	1,205,683	3,976,670	5,182,353

23.8 Cash Flow Hedges Reserve Reconciliation

The following table sets forth the reconciliation balances of cash flow hedges presented in Other Comprehensive Income:

	January-December
	2019	2018	2017
	ThU.S.$	ThU.S.$	ThU.S.$
Opening balan919226ce - under IAS 39 and IFRS 9, respectively	13,395	4,752	1,096
Amounts restated through reserve of cash flow hedges	-	(1,918)	-
Opening balance - in accordance with IFRS 9	13,395	2,834	1,096
Gains (losses) on cash flow hedges	23,156	30,321	22,212
Recycle of cash flow hedges to profit or loss	(29,227)	(15,286)	(16,965)
Income tax relating cash flow hedges	1,686	(4,474)	(5,917)
Recycle of income tax	-	-	4,326
Closing balance	9,010	13,395	4,752

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

23.9.2 Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings and bonds issued).

23.9.3 Quantitative Information on Capital Management

The following table sets forth the financial covenants that the Company has to comply with as part of the terms of certain of its obligations:

Instrument	December 2019 ThU.S.$	December 2018 ThU.S.$	Interest coverage >= 2,0x	Debt level (1) <= 1,2x
Domestic bonds (Chile)	1,329,653	1,439,610	N/R	✓
Syndicate Loan Scotiabank	200,703	200,563	✓	✓
Syndicate Loan Banco Estado - Grayling	301,452	287,565	✓	✓
Syndicate ECA Banco BNP Paribas	116,259	-	✓	✓

N/R: Not required for the financial obligation

(1) Debt to equity ratio (financial debt divided by equity plus non-controlling interests)

As of December 31, 2019 and 2018, Arauco has complied with all of its financial covenants.

The following table sets forth the credit ratings of our debt instruments as of December 31, 2019 and December 31, 2018, are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local bonds	-	AA-	-	AA
Foreign bonds	BBB-	BBB	Baa3	-

Capitalization requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial covenants established in current debt arrangements. The Company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions and based on opportunities that may arise to improve the Company’s level of liquidity.

The capitalization of Arauco as of December 31, 2019 and 2018 is as follows:

	December 2019	December 2018
	ThU.S.$	ThU.S.$
Equity	7,369,415	7,338,971
Bank borrowings	947,022	940,435
Lease liabilities	271,025	68,187
Bonds issued	4,831,743	3,501,654
Capitalization	13,419,205	11,849,247

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

Accounts exposed to credit risk are: trade receivables, financial lease debtors and other debtors.

Arauco does not have a securitized portfolio.

	December 2019	December 2018
	ThU.S.$	ThU.S.$
Current Receivables

Trade receivables	559,164	747,258
Financial lease receivables	912	1,131
Other debtors	82,239	90,795
Net subtotal	642,315	839,184

Trade receivables	568,123	755,809
Financial lease receivables	912	1,131
Other debtors	85,848	93,370
Gross subtotal	654,883	850,310

Provision for doubtful trade receivables	8,959	8,551
Provision for doubtful lease receivables	-	-
Provision for doubtful other debtors	3,609	2,575
Subtotal Bad Debt	12,568	11,126

Non-Current Receivables

Trade receivables	3,255	3,900
Financial lease receivables	200	837
Other debtors	6,001	10,412
Net Subtotal	9,456	15,149

Trade receivables	7,055	7,921
Financial lease receivables	200	837
Other debtors	6,001	10,412
Gross subtotal	13,256	19,170

Provision for doubtful trade receivables	3,800	4,021
Provision for doubtful lease receivables	-	-
Provision for doubtful other debtors	-	-
Subtotal Bad Debt	3,800	4,021

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

As of December 31, 2019, Arauco’s balance for commercial Debtors was ThU.S.$ 575,178 of which, according to the agreed sales conditions, 65.2% corresponded to sales on credit (open account), 34.1% to sales with letters of credit and 0.7% to other types of sales, distributed in 2,918 debtors. The client with the largest Open Account debt represented 1.8% of the total accounts receivable as of that date.

Below we provide detail regarding accounts receivable, classified in tranches:

December 31, 2019
Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total

ThU.S.$	531,881	28,469	899	309	18	846	22	34	389	12,311	575,178
%	92.47%	4.95%	0.16%	0.05%	0.00%	0.15%	0.00%	0.01%	0.07%	2.14%	100%

December 31, 2018
Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total

ThU.S.$	688,024	59,844	854	36	111	43	141	127	69	14,481	763,730
%	90.09%	7.84%	0.11%	0.00%	0.01%	0.01%	0.02%	0.02%	0.01%	1.89%	100%

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

Days	Non- past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total

Letters of credit	193,381	3,339	-	-	-	-	-	-	2	106	196,828
Loss allowance provision	-	-	-	-	-	-	-	-	-	-	-
Expected loss rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Credit line	335,615	24,477	880	261	16	837	22	25	381	12,051	374,565
Loss allowance provision	-	-	9	26	2	84	2	25	381	12,051	12,580
Expected loss rate	0.00%	0.00%	1.02%	9.96%	12.50%	10.04%	9.09%	100.00%	100.00%	100.00%
Others	2,885	653	19	48	2	9	-	9	6	154	3,785
Loss allowance provision	-	-	-	5	1	4	-	9	6	154	179
Expected loss rate	0.00%	0.00%	0.00%	10.42%	50.00%	44.44%	0.00%	100.00%	100.00%	100.00%
Trade receivables, total (ThU.S.$)	531,881	28,469	899	309	18	846	22	34	389	12,311	575,178
Allowance for doubtful accounts, total (ThU.S.$)	-	-	9	31	3	88	2	34	387	12,205	12,759

Arauco does not conduct rescheduling or renegotiations with its clients that imply an amendment to the maturity of the invoices and, should it be necessary, any debt renegotiation with a client shall be analyzed on a case-by-case basis and subjected to the approval of the Corporate Finance Division.

Regarding the loss allowance provision for trade receivables and others, below we provide detail for the movements as of December 31, 2019, 2018 and 2017:

	December 2019	December 2018	December 2017
	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance at January 1 - under IAS 39	(15,147)	(17,785)	(16,644)
Amounts restated through opening retained earnings	-	(2,875)	-
Opening loss allowance as at January 1 - under IFRS 9	(15,147)	(20,660)	(16,644)
Increase in loan loss allowance recognised in profit or loss during the year	(2,506)	(5,027)	(3,423)
Receivables written off during the year as uncollectible	163	8,620	1,806
Unused amount reversed	1,122	1,920	476
Closing balance	(16,368)	(15,147)	(17,785)

Currently there is a policy for provisions for doubtful accounts receivable under IFRS 9 for all the Arauco group companies.

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

In order to minimize the credit risk for term or Open Account sales, it is Arauco’s policy to take out insurance to cover the export sales of companies Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Forestal Arauco S.A., Arauco Argentina S.A., and Arauco do Brasil S.A., as well as the domestic sales of Arauco Europe Coöperatief U.A., Arauco Argentina S.A., Araucomex S.A. de C.V., Arauco Industria de México, S.A. de C.V., Arauco Colombia S.A., Arauco Perú S.A., Arauco North America, Inc., Arauco Canada Ltd., Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Arauco Florestal Arapoti, Arauco Forest Brasil S.A., Arauco do Brasil S.A., Arauco Industria de Paineis Ltda. and Arauco Nutrientes SPA. Arauco works with credit insurance company Euler Hermes World Agency (Aa3 rating, as per risk rating companies Moody’s and AA by S&P). The company grant a 90% coverage over the amount of each invoice, without deductibles, for registered clients and of 90% for non-registered clients (*).

(*) Non-registered clients are those whose lines are under ThU.S.$ 100 (equivalent currency of their invoicing) of the local sales of companies Arauco Perú S.A., Arauco Colombia S.A., ., Araucomex S.A. de C.V, Arauco Industria de México, S.A. de C.V., Arauco Do Brasil S.A., Arauco Argentina S.A. and Maderas Arauco S.A. Lines in excess of the aforesaid amounts correspond to registered clients.

As another way of minimizing risk and supporting a line of credit approved by the Credit Committee, Arauco holds guarantees such as mortgages, pledges, Standby letters of credit, bank performance bonds, checks, promissory notes, loans or any other that could be required under the laws of each country. The total amount held in guarantees amounts to ThU.S.$105,220, effective as of December 2019, as summarized in the following chart. The procedure for guarantees is regulated by Arauco’s Policy on Guarantees, whose purpose is to control their accounting, due date and custody.

Guarantees Arauco Group (ThU.S.$)
Guarantees Debtors (received from clients)
Certificate of deposits	7,107	6.8%
Standby	12,667	12.0%
Promissory notes	78,109	74.2%
Finance	2,883	2.7%
Mortgage	2,936	2.8%
Pledge	118	0.1%
Promissory notes	1,400	1.4%
Total Guarantees	105,220	100.0%

The maximum exposure to credit risk is limited to the value at amortized cost of the Debtors’ account for sales registered as of the date of this report, minus the percentage of sales insured by the aforementioned credit insurance companies and the guarantees granted in favor of Arauco.

In summary, the open account debt covered by the various insurance policies and guarantees amounts to 95.4% and, therefore, Arauco’s portfolio exposure amounts to 4.6%.

Secured Open Accounts Receivable	ThU.S.$	%
Total open accounts receivable	402,873	100.0%
Secured receivables (*)	384,341	95.4%
Unsecured receivables	18,532	4.6%

(*) Insured Debt is deemed to be the portion of accounts receivable that is covered by a credit company or by guarantees such as standby letters of credit, mortgages, performance bonds, among others

Investment Policy:

Arauco has an Investment Policy which identifies and limits the financial instruments and the entities into which the Arauco companies, in particular Celulosa Arauco y Constitucion S.A., are authorized to invest. The Company’s Treasury Department is centralized with operations in Chile. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long-term debt subscriptions. Exceptions to this rule apply to short and long-term debt, and will be for specific investments made through other companies where authorization is required from the Chief Financial Officer.

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

Explanation of Objectives, Policies and Processes for Risk Management, and Measurement Methods

The Financial Management Department monitors on an ongoing basis the Company’s cash flow forecasts based on short and long-term forecasts and available financing alternatives. In order to manage the risk level of financial assets, Arauco follows its investment policy.

The following tables detail Arauco’s liquidity analysis for its financial liabilities as of December 31, 2019 and 2018. The tables have been drawn up based on the contractual undiscounted cash outflows and their remaining contractual maturities:

December 31, 2019				Maturity							Total
				Up to 3 months	3 to 12 months	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Current	Non Current
Tax ID	Name	Currency	Loans with banks	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Scotiabank	3,179	3,014	5,979	5,979	205,979	-	-	6,193	217,937	3.14%	Libor 6M + 1.1%
93.458.000-1	Celulosa Arauco y Constitución S.A.	Euros	BNP Paribas / ECA	-	1,209	7,792	14,316	14,175	14,038	68,044	1,209	118,365	1.06%	1.06%
-	Zona Franca Punta Pereira	U.S. Dollars	Banco Interamericano de Desarrollo A	1,216	1,196	2,325	2,238	2,152	-	-	2,412	6,715	4.10%	Libor 6M + 2.05%
-	Zona Franca Punta Pereira	U.S. Dollars	Banco Interamericano de Desarrollo B	2,906	2,852	-	-	-	-	-	5,758	-	3.85%	Libor 6M + 1.80%
-	Celulosa y Energía Punta Pereira	U.S. Dollars	Banco Interamericano de Desarrollo A	4,919	4,838	9,403	9,052	8,702	-	-	9,757	27,157	4.10%	Libor 6M + 2.05%
-	Celulosa y Energía Punta Pereira	U.S. Dollars	Banco Interamericano de Desarrollo B	11,754	11,536	-	-	-	-	-	23,290	-	3.85%	Libor 6M + 1.80%
-	Celulosa y Energía Punta Pereira	U.S. Dollars	Finn Vera/Finnish Export Credit	26,366	26,008	50,823	49,286	24,065	-	-	52,374	124,174	3.20%	3.20%
-	Eufores S.A.	U.S. Dollars	BBVA	-	14,222	-	-	-	-	-	14,222	-	3.22%	Libor 6M + 1.30%
-	Eufores S.A.	U.S. Dollars	Banco República Oriental del Uruguay	-	27,328	-	-	-	-	-	27,328	-	3.22%	Libor 6M + 1.30%
-	Eufores S.A.	U.S. Dollars	Citibank	-	4,062	-	-	-	-	-	4,062	-	3.14%	Libor 6M + 1.25%
-	Eufores S.A.	U.S. Dollars	ITAU	-	12,695	-	-	-	-	-	12,695	-	3.20%	Libor 6M + 1.30%
-	Eufores S.A.	U.S. Dollars	Heritage	1,361	-	-	-	-	-	-	1,361	-	3.21%	Libor 3M + 1.30%
-	Eufores S.A.	U.S. Dollars	Santander	20,328	-	-	-	-	-	-	20,328	-	3.29%	Libor 6M + 1.30%
-	Eufores S.A.	U.S. Dollars	Santander	-	5,080	-	-	-	-	-	5,080	-	3.21%	Libor 6M + 1.30%
-	Eufores S.A.	U.S. Dollars	Scotiabank	-	2,541	-	-	-	-	-	2,541	-	3.22%	Libor 6M + 1.30%
-	Arauco Forest Brasil S.A.	Brazilian Real	Banco Votorantim	-	27	291	278	-	-	-	27	569	5.00%	5.00%
-	Arauco Forest Brasil S.A.	Brazilian Real	BNDES Subcrédito A	7	63	185	130	-	-	-	70	315	8.48%	TJLP + 2.91%
-	Arauco Forest Brasil S.A.	Brazilian Real	BNDES Subcrédito B	5	39	112	78	-	-	-	44	190	9.48%	TJLP + 3.91%
-	Arauco Forest Brasil S.A.	U.S. Dollars	BNDES Subcrédito C	5	43	159	124	-	-	-	48	283	7.22%	Cesta + 2.91%
-	Arauco Forest Brasil S.A.	Brazilian Real	BNDES Subcrédito D	6	45	127	87	-	-	-	51	214	10.68%	TJLP + 5.11%
-	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Votorantim	-	30	328	313	-	-	-	30	641	5.00%	5.00%
-	Mahal Empreendimentos e Participações S.A.	Brazilian Real	BNDES Subcrédito E-I	658	1,279	-	-	-	-	-	1,937	-	8.48%	TJLP + 3.91%
-	Mahal Empreendimentos e Participações S.A.	Brazilian Real	BNDES Subcrédito F-J	397	769	-	-	-	-	-	1,166	-	9.48%	TJLP + 3.91%
-	Mahal Empreendimentos e Participações S.A.	Brazilian Real	BNDES Subcrédito H-L	444	858	-	-	-	-	-	1,302	-	10.68%	TJLP + 5.11%
-	Mahal Empreendimentos e Participações S.A.	U.S. Dollars	BNDES Subcrédito G-K	537	1,217	-	-	-	-	-	1,754	-	7.22%	Cesta + 2.91%
-	Arauco North America, Inc.	U.S. Dollars	Banco del Estado de Chile - NY Branch	-	10,895	40,563	39,480	38,396	213,803	-	10,895	332,242	3.56%	Libor 6M + 1.65%
			Total	74,088	131,846	118,087	121,361	293,469	227,841	68,044	205,934	828,802

December 31, 2019				Maturity							Total
				Up to 3 months	3 to 12 months	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Current	Non Current
Tax ID	Name	Currency	Bonds	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	-	33,928	32,916	31,904	30,892	29,880	134,219	33,928	259,811	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-J	3,047	192,098	-	-	-	-	-	195,145	-	3.25%	3.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	-	7,488	7,488	24,504	23,823	23,143	160,636	7,488	239,594	4.00%	4.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Q	-	19,609	9,593	-	-	-	-	19,609	9,593	3.00%	3.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	-	6,746	6,746	6,746	6,746	6,746	259,880	6,746	286,864	3.60%	3.60%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	-	4,510	4,510	4,510	4,510	4,510	198,071	4,510	216,111	2.40%	2.40%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	-	2,370	2,370	2,370	2,370	2,370	122,909	2,370	132,389	2.10%	2.10%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	-	5,577	5,577	5,577	5,577	5,577	313,926	5,577	336,234	2.70%	2.70%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2019	-	-	-	-	-	-	-	-	-	7.25%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2021	-	-	-	-	-	-	-	-	-	5.00%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2022	2,996	2,996	5,993	129,164	-	-	-	5,992	135,157	4.75%	4.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2024	11,250	11,250	22,500	22,500	22,500	522,500	-	22,500	590,000	4.50%	4.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2027	-	19,375	19,375	19,375	19,375	19,375	558,125	19,375	635,625	3.88%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2047	-	22,000	22,000	22,000	22,000	22,000	906,000	22,000	994,000	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2029	-	21,250	21,250	21,250	21,250	21,250	595,625	21,250	680,625	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2049	-	27,500	27,500	27,500	27,500	27,500	1,173,750	27,500	1,283,750	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2030	5,250	10,500	21,000	21,000	21,000	21,000	615,500	15,750	699,500	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2050	6,438	12,875	25,750	25,750	25,750	25,750	1,156,625	19,313	1,259,625	5.50%	5.50%
-	Prime-Line, Inc.	U.S. Dollars	Bond ADFA 2014	128	384	512	512	512	512	2,005	512	4,053	4.84%	4.84%
-	Prime-Line, Inc.	U.S. Dollars	Bond ADFA 2013	38	114	152	149	112	-	-	152	413	4.00%	4.00%
				29,147	400,570	235,232	364,811	233,917	732,113	6,197,271	429,717	7,763,344

December 31, 2019				Maturity							Total
			Underlying asset class	Up to 3 months	3 to 12 months	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Current	Non Current
Tax ID	Name	Currency		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
85.805.200-9	Forestal Arauco S.A.	U.F.	Motor vehicles	465	1,462	1,932	1,459	977	528	649	1,927	5,545
85.805.200-9	Forestal Arauco S.A.	U.F.	Other property, plant and equipment	4,644	9,357	7,576	3,823	38	-	-	14,001	11,437
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Lands	-	16	16	16	16	16	190	16	254
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Other property, plant and equipment	860	2,431	885	259	74	-	-	3,291	1,218
-	Arauco Argentina	U.S. Dollars	Buildings and constructions	122	361	450	35	-	-	-	483	485
-	Arauco Argentina	U.S. Dollars	IT equipment	13	39	53	35	-	-	-	52	88
-	Arauco Argentina	U.S. Dollars	Other property, plant and equipment	347	1,040	1,386	1,386	1,002	668	-	1,387	4,442
-	Arauco Argentina	U.S. Dollars	Motor vehicles	382	1,145	1,162	809	684	297	-	1,527	2,952
-	Arauco Industria de Paineis S.A.	Brazilian Real	Other property, plant and equipment	192	577	722	288	-	-	-	769	1,010
-	Arauco Industria de Paineis S.A.	Brazilian Real	Motor vehicles	4	13	17	10	-	-	-	17	27
-	Arauco Forest Brasil S.A.	Brazilian Real	IT equipment	6	17	18	11	-	-	-	23	29
-	Arauco Forest Brasil S.A.	Brazilian Real	Lands	871	2,612	3,193	3,483	3,483	9,579	-	3,483	19,738
-	Novo Oeste Gestao de Ativos Florestais S.A.	Brazilian Real	Lands	595	1,389	-	-	-	-	-	1,984	-
-	Arauco Florestal Arapoti S.A.	Brazilian Real	IT equipment	6	17	18	-	-	-	-	23	18
-	Arauco do Brasil S.A.	Brazilian Real	Buildings and constructions	272	655	454	393	376	94	-	927	1,317
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.F.	Buildings and constructions	407	1,217	1,582	1,477	1,082	-	-	1,624	4,141
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.F.	Motor vehicles	201	593	670	558	288	131	106	794	1,753
93.458.000-1	Celulosa Arauco y Constitucion S.A.	Chilean pesos	Buildings and constructions	19	58	70	70	17	-	-	77	157
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.S. Dollars	Other property, plant and equipment	1,612	-	1,612	-	-	-	-	1,612	1,612
93.458.000-1	Celulosa Arauco y Constitucion S.A.	Chilean pesos	Motor vehicles	4,800	14,399	19,199	19,199	6,651	-	-	19,199	45,049
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.S. Dollars	Motor vehicles	45	136	181	30	-	-	-	181	211
-	Arauco North America, Inc.	U.S. Dollars	Lands	1	4	193	83	-	-	-	5	276
-	Arauco North America, Inc.	U.S. Dollars	Buildings and constructions	15	55	2,741	1,303	1,335	1,367	4,415	70	11,161
-	Arauco North America, Inc.	U.S. Dollars	Motor vehicles	-	2	80	52	40	-	-	2	172
-	Arauco Canada Limited	Canadian Dollars	Other property, plant and equipment	2	3	142	-	-	-	-	5	142
-	Arauco Canada Limited	Canadian Dollars	Motor vehicles	-	2	83	72	-	-	-	2	155
-	Celulosa y Energía Punta Pereira	U.S. Dollars	Buildings and constructions	1,477	4,432	5,909	5,909	5,909	5,909	76,821	5,909	100,457
-	Celulosa y Energía Punta Pereira	U.S. Dollars	Other property, plant and equipment	262	786	373	373	373	373	7,275	1,048	8,767
-	Eufores S.A.	U.S. Dollars	Lands	546	1,637	5,383	5,240	5,057	4,752	34,676	2,183	55,108
-	Eufores S.A.	U.S. Dollars	Other property, plant and equipment	306	917	1,222	1,222	1,222	1,222	3,667	1,223	8,555
-	Eufores S.A.	U.S. Dollars	Buildings and constructions	119	358	280	117	117	49	-	477	563
96.510.970-6	Maderas Arauco S.A.	Chilean pesos	Motor vehicles	3,804	11,411	13,487	12,093	5,545	-	-	15,215	31,125
96.510.970-6	Maderas Arauco S.A.	U.F.	Motor vehicles	126	359	413	319	97	26	7	485	862
96.510.970-6	Maderas Arauco S.A.	U.F.	Lands	-	5	5	5	5	5	55	5	75
-	Arauco Colombia S.A.	U.S. Dollars	Buildings and constructions	10	31	10	-	-	-	-	41	10
-	Arauco Colombia S.A.	U.S. Dollars	Fixed facilities and accessories	137	411	548	-	-	-	-	548	548
-	Arauco Europe Cooperatief U.A.	Euros	Motor vehicles	7	17	12	11	7	-	-	24	30
-	Araucomex S.A. de C.V.	Mexican pesos	Buildings and constructions	549	614	1,933	1,932	1,834	1,784	904	1,163	8,387
-	Araucomex S.A. de C.V.	U.S. Dollars	Buildings and constructions	125	125	80	-	-	-	-	250	80
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Motor vehicles	-	772	578	-	-	-	-	772	578
-	Arauco Industria de México, S.A. de C.V.	U.S. Dollars	Motor vehicles	-	139	404	404	-	-	-	139	808
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Buildings and constructions	-	-	8	8	8	3	-	-	27
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Lands	-	-	5	-	-	-	-	-	5
-	Arauco Industria de México, S.A. de C.V.	U.S. Dollars	Lands	-	-	318	291	-	-	-	-	609
-	Araucomex Servicios S.A. de C.V.	U.S. Dollars	Buildings and constructions	-	-	277	277	277	93	-	-	924
-	Araucomex Servicios S.A. de C.V.	U.S. Dollars	Motor vehicles	-	25	110	58	16	-	-	25	184
96.637.330-K	Servicios Logisticos Arauco S.A.	U.F.	Motor vehicles	22	67	79	65	15	-	-	89	159
79.990.550-7	Investigaciones Forestales Bioforest S.A.	U.F.	Lands	-	22	22	22	22	22	109	22	197
79.990.550-7	Investigaciones Forestales Bioforest S.A.	U.F.	Motor vehicles	30	75	56	35	20	5	-	105	116
			Total	23,401	59,803	75,947	63,232	36,587	26,923	128,874	83,204	331,563

As part of the policy of Arauco, it considers compliance with all Accounts Payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

December 31, 2018				Maturity							Total
			Name - Country	Up to 3 months	3 to 12 months	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Current	Non Current
Tax ID	Name	Currency	Loans with banks	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Scotiabank- Chile	-	1,930	7,951	7,951	7,951	206,584	-	1,930	230,437	3.70%	Libor + 1.10%
-	Arauco Argentina S.A.	U.S. Dollars	Banco Bice	5,040	-	-	-	-	-	-	5,040	-	2.10%	2.10%
-	Arauco Argentina S.A.	U.S. Dollars	Banco Macro	10,054	-	-	-	-	-	-	10,054	-	6.00%	6.00%
-	Arauco Argentina S.A.	U.S. Dollars	BBVA	-	13,071	-	-	-	-	-	13,071	-	5.90%	5.90%
-	Zona Franca Punta Pereira S.A.	U.S. Dollars	Interamerican Development Bank	1,184	1,032	2,435	2,335	2,233	2,126	-	2,216	9,129	4.62%	Libor + 2.05%
-	Zona Franca Punta Pereira S.A.	U.S. Dollars	Interamerican Development Bank	2,940	2,786	5,701	-	-	-	-	5,726	5,701	4.37%	Libor + 1.80%
-	Zona Franca Punta Pereira S.A.	U.S. Dollars	BBVA	-	14,103	-	-	-	-	-	14,103	-	4.06%	Libor + 1.30%
-	Zona Franca Punta Pereira S.A.	U.S. Dollars	Citibank	-	4,517	-	-	-	-	-	4,517	-	4.19%	Libor + 1.25%
-	Zona Franca Punta Pereira S.A.	U.S. Dollars	Scotiabank	-	2,509	-	-	-	-	-	2,509	-	4.39%	Libor + 1.50%
-	Celulosa y Energía Punta Pereira S.A.	U.S. Dollars	Banco Interamericano de Desarrollo	4,770	4,179	9,826	9,411	9,008	8,605	-	8,949	36,850	4.62%	Libor + 2.05%
-	Celulosa y Energía Punta Pereira S.A.	U.S. Dollars	Banco Interamericano de Desarrollo	11,871	11,274	23,035	-	-	-	-	23,145	23,035	4.37%	Libor + 1.80%
-	Celulosa y Energía Punta Pereira S.A.	U.S. Dollars	Finnish Export Credit	24,850	21,578	49,484	47,930	47,207	23,562	-	46,428	168,183	3.20%	3.20%
-	Eufores S.A.	U.S. Dollars	Banco República Oriental de Uruguay	8	27,073	-	-	-	-	-	27,081	-	4.12%	Libor + 1.3%
-	Eufores S.A.	U.S. Dollars	Citibank	3	-	-	-	-	-	-	3	-	3.43%	Libor + 2%
-	Eufores S.A.	U.S. Dollars	Banco Itaú -Uruguay	24	12,511	-	-	-	-	-	12,535	-	4.17%	Libor + 1.75%
-	Eufores S.A.	U.S. Dollars	Heritage	1,352	-	-	-	-	-	-	1,352	-	4.30%	Libor + 1.75%
-	Eufores S.A.	U.S. Dollars	Banco Santander	20,235	5,021	-	-	-	-	-	25,256	-	3.86%	Libor + 1.3%
-	Arauco do Brasil S.A.	Brazilian Real	Banco Santander	21	64	48	6	-	-	-	85	54	9.50%	9.50%
-	Arauco do Brasil S.A.	Brazilian Real	Banco Alfa	17	48	64	64	5	-	-	65	133	10.35%	TJLP +2%+ spread 1.75%
-	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Itaú	3	-	-	-	-	-	-	3	-	7.00%	3.50%
-	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Bradesco	9	22	-	-	-	-	-	31	-	6.00%	6.00%
-	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Votorantim	14	-	-	310	310	-	-	14	620	5.00%	5.00%
-	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	18	-	-	-	-	-	-	18	-	6.00%	6.00%
-	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	6	17	23	10	-	-	-	23	33	10.00%	10.00%
-	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	3	14	136	44	44	-	-	17	224	8.38%	8.38%
-	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	34	33	50	129	129	-	-	67	308	10.32%	10.32%
-	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	4	11	14	11	2	-	-	15	27	10.47%	10.49%
-	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bradesco	21	23	24	24	14	-	-	44	62	9.00%	9.00%
-	Arauco Forest Brasil S.A.	U.S. Dollars	Banco Alfa	2	7	9	5	-	-	-	9	14	17.00%	Cesta+2%+spread 1.8%
-	Arauco Forest Brasil S.A.	Brazilian Real	Banco Alfa	5	14	19	10	-	-	-	19	29	0.22%	TJLP +2%+Spread 1.8%
-	Arauco Forest Brasil S.A.	Brazilian Real	Banco Votorantim - Brazil	162	198	-	276	276	-	-	360	552	16.00%	TJLP +1.8%+Spread 2%
-	Arauco Forest Brasil S.A.	U.S. Dollars	Banco Votorantim - Brazil	34	45	-	-	-	-	-	79	-	10.40%	Cesta+1.3%+spread 2%
-	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bndes Subcrédito A-B-D	3	-	98	394	295	-	-	3	787	21.78%	TJLP + 2.91%
-	Arauco Forest Brasil S.A.	U.S. Dollars	Banco Bndes Subcrédito C	5	-	24	145	120	-	-	5	289	15.22%	Cesta+2.91%
-	Arauco Forest Brasil S.A.	Brazilian Real	Banco Santander	43	58	181	173	138	-	-	101	492	8.67%	8.67%
-	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito E-I	663	1,946	1,946	-	-	-	-	2,609	1,946	19.78%	TJLP + 2.91%
-	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito F-J	399	1,167	1,167	-	-	-	-	1,566	1,167	21.78%	TJLP + 3.91%
-	Mahal Emprendimientos Pat. S.A.	U.S. Dollars	Bndes Subcrédito G-K	520	1,528	1,697	-	-	-	-	2,048	1,697	15.22%	Cesta + 2.91%
-	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito H-L	444	1,297	1,297	-	-	-	-	1,741	1,297	24.18%	TJLP + 5.11%
-	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Banco Santander	6	18	23	23	-	-	-	24	46	21.96%	TJLP +2%+Spread 2%
-	Mahal Emprendimientos Pat. S.A.	U.S. Dollars	Banco Santander	3	9	13	12	-	-	-	12	25	17.40%	Cesta+2%+Spread 2%
-	Novo Oeste Gestao de Ativos Florestais S.A.	Brazilian Real	Banco Santander	5	18	24	24	2	-	-	23	50	21.96%	TJLP +2%+Spread 2%
-	Novo Oeste Gestao de Ativos Florestais S.A.	U.S. Dollars	Banco Santander	3	9	13	13	2	-	-	12	28	17.40%	TJLP +2%+Spread 2%
-	Flakeboard Company Ltd.	U.S. Dollars	Banco del Estado de Chile	-	2,141	13,164	41,497	40,184	38,872	203,906	2,141	337,623	3.00%	Libor + 1.65%
			Total	84,778	130,271	118,466	110,797	107,920	279,749	203,906	215,049	820,838

December 31, 2018				Maturity							Total
			Name - Country	Up to 3 months	3 to 12 months	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Current	Non Current
Tax ID	Name	Currency	Bonds	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	-	19,425	25,413	24,656	23,899	23,143	116,673	19,425	213,784	4.24%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	-	7,770	10,189	9,884	9,579	9,274	47,339	7,770	86,265	4.25%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-J	2,132	-	204,731	-	-	-	-	2,132	204,731	3.23%	3.22%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	-	1,004	7,857	7,857	25,713	24,999	193,697	1,004	260,123	3.96%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Q	-	20,207	20,576	10,398	-	-	-	20,207	30,974	2.96%	2.98%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	-	1,770	7,079	7,079	7,079	7,079	278,892	1,770	307,208	3.57%	3.57%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	-	592	4,733	4,733	4,733	4,733	204,991	592	223,923	2.44%	2.40%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	-	559	2,487	2,487	2,487	2,487	127,578	559	137,526	2.12%	2.09%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	-	1,317	5,853	5,853	5,853	5,853	326,508	1,317	349,920	2.70%	2.68%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee Bonds 2019	6,168	202,643	-	-	-	-	-	208,811	-	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2021	4,422	-	10,013	204,527	-	-	-	4,422	214,540	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2022	5,705	-	12,153	12,153	259,785	-	-	5,705	284,091	4.77%	4.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2024	9,375	-	22,500	22,500	22,500	22,500	527,024	9,375	617,024	4.52%	4.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2027	-	3,175	19,375	19,375	19,375	19,375	564,559	3,175	642,059	3.90%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2047	-	3,607	22,000	22,000	22,000	22,000	921,388	3,607	1,009,388	5.50%	5.50%
			Total	27,802	262,069	374,959	353,502	403,003	141,443	3,308,649	289,871	4,581,556

December 31, 2018				Maturity							Total
			Name - Country	Up to 3 months	3 to 12 months	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Current	Non Current
Tax ID	Name	Currency	Lease	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Santander	148	410	599	599	-	-	-	558	1,198
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Scotiabank	1,288	3,158	2,368	2,368	478	478	-	4,446	5,692
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Estado	639	1,885	989	989	-	-	-	2,524	1,978
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco de Chile	1,998	8,891	3,618	3,618	1,556	1,556	-	10,889	10,348
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco BBVA	545	273	-	-	-	-	-	818	-
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Credito e Inversiones	1,313	5,351	2,897	2,897	3,220	3,220	-	6,664	12,234
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Banco Chile	284	690	520	520	-	-	-	974	1,040
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Banco Credito e Inversiones	679	2,036	1,484	1,484	-	-	-	2,715	2,968
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Banco Scotiabank	371	957	673	673	233	234	-	1,328	1,813
			Total	7,265	23,651	13,148	13,148	5,487	5,488	-	30,916	37,271

As part of the policy of Arauco, it considers compliance with all Accounts Payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

Guarantees

As of the date of these consolidated financial statements, Arauco has financial assets of approximately MU.S.$40 that have been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.

As of December 31, 2019, the total assets pledged as an indirect guarantee were MU.S.$543. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.

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

Direct and indirect guarantees granted by Arauco:

DIRECT

Subsidiary	Guarantee	Assets Pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Guarantee letter	-	Chilean Pesos	488	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	-	Chilean Pesos	209	Directorate General of Maritime Territory and Merchant Marine
Arauco Forest Brasil S.A.	Mortgage Industrial Plant of Jaguariaíva of Arauco do Brasil	Property plant and equipment	Brazilian Real	38,036	BNDES
Arauco Forest Brasil S.A.	Endorsement of Arauco do Brasil	-	Brazilian Real	529	Bank Votorantim S.A.
Arauco Florestal Arapoti S.A.	Endorsement of Arauco do Brasil	-	Brazilian Real	597	Bank Votorantim S.A.
		Total		39,859

INDIRECT

Subsidiary	Guarantee	Assets Pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Suretyship not supportive and cumulative	-	U.S. Dollar	236,117	Joint Ventures (Uruguay)
Celulosa Arauco y Constitución S.A.	Full Guarantee	-	U.S. Dollar	300,000	Arauco North America, Inc. (USA)
Celulosa Arauco y Constitución S.A.	Guarantee letter	-	U.S. Dollar	1,996	Arauco Forest Brasil y Mahal (Brasil)
Celulosa Arauco y Constitución S.A.	Guarantee letter	-	Brazilian Real	5,029	Arauco Forest Brasil y Mahal (Brasil)
		Total		543,142

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

Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean Peso. This fluctuation range is considered possible given current market conditions as of the date of these financial statements. With all other variables at a constant rate, a U.S. Dollar exchange rate variation of +/- 10% in relation to the Chilean Peso would mean a change in the net income year after tax +/- 2.97% (equivalent to ThU.S.$ -/+ 1,839), and +/- 0.01% of equity (equivalent to ThU.S.$ -/+ 1,103).

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian Real, which is considered a possible range of fluctuation given the market conditions as of the date of these financial statements. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian Real would mean a variation on the net income after tax +/- 2.28% (equivalent to ThU.S.-/+$1,415) and a change on the equity of +/- 1.44% (equivalent to ThU.S. -/+$105,837).

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

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of December 31, 2019, 11% our financial debt accrues interest at variable rates. A change of +/- 10% in the interest rate is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 2.04% (equivalent to ThU.S.$-/+ 1,263) and +/- 0.01% (equivalent to ThU.S.$-/+ 758) on equity.

Thousands of dollars	December 2019 ThU.S.$	Total
Fixed rate	5,382,970	89.0%
Bonds issued	4.831,743
Bank borrowings (*)	280,202
Lease liabilities	271,025
Variable rate	666,820	11.0%
Bonds issued	-
Loans with Banks	666.820
Total	6.049.790	100.0%

Thousands of dollars	December 2018 ThU.S.$	Total
Fixed rate	3,807,932	84.4%
Bonds issued	3,501,654
Bank borrowings (*)	238,091
Lease liabilities	68,187
Variable rate	702,344	15.6%
Bonds issued	-
Loans with Banks	702,344
Total	4,510,276	100.0%

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

As of December 31, 2019, revenue due to pulp sales accounted for 43.6% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

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

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean a variation of +/- 269.4% (equivalent to ThU.S.$-/+ 166,951) on the income for the year after tax and +/- 1.36% (equivalent to ThU.S.$100,170) on equity.

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

Pulp

The Pulp reportable segment uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high-quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. On the other hand, fluff pulp is mainly used in the production of diapers and female hygiene products.

Arauco has seven plants, five in Chile, one in Argentina and one in Uruguay (50% property of Arauco) and they have a total production capacity of approximately 4 million tons per year. Pulp is sold in more than 46 countries, mainly in Asia and Europe.

Wood products

The Panels area produces a wide range of panel products and several kinds of moldings aimed at the furniture, decoration and construction industries. It consists of 23 industrial plants: 5 in Chile, 2 in Argentina, 4 in Brazil, 2 in Mexico, and 10 plants around USA and Canada. The Company has a total annual production capacity of 8.9 million cubic meters of PBO, MDF, Hardboard, plywood and moldings.

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

Including Sonae Arauco at 50%, Arauco totalize a capacity of 4.8 million m3 of MDF, 4.9 million m3 of PB and 258,000 m3 of OSB in its plants.

The Sawn Timber area produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

With 8 saw mills in operation (7 in Chile and 1 in Argentina), the Company has a production capacity of 3.1 million m3 of sawn wood.

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

Arauco holds forestry assets distributed throughout Chile, Argentina, Brazil and Uruguay, reaching 1.8 million hectares as of December 31, 2019, of which 1 million hectares are used for plantations, 509 thousand hectares for native forests, 115 thousand hectares for other uses and 91 thousand hectares are to be planted.

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

Below, please find summarized information concerning the assets, liabilities and profits and losses at the end of each period, by segments. The profit (loss) of each segment informed takes into consideration that taxes and income and financial costs have not been allocated to the various segments, and are shown as part of the Corporate’s segment:

Period ended December 31, 2019	Pulp	Forestry	Wood products	Others	Corporate	Subtotal	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Revenues from goods sale	2,297,042	127,909	2,820,538	-	-	5,245,489		5,245,489
Revenues from rendering of services	75,428	7,782	73	442	-	83,725		83,725
Revenues from external customers	2,372,470	135,691	2,820,611	442	-	5,329,214		5,329,214

Revenues from transactions with other operating segments	40,187	1,133,510	24,728	36,290	-	1,234,715	(1,234,715)	-

Finance income	-	-	-	-	32,582	32,582		32,582
Finance costs	-	-	-	-	(273,639)	(273,639)		(273,639)
Net finance costs	-	-	-	-	(241,057)	(241,057)		(241,057)

Depreciation and amortizations	272,181	46,265	190,040	1,396	9,498	519,380		519,380
Other income	10,773	168,651	32,943	84	41,616	254,067		254,067
Other expenses	82,615	25,550	81,784	493	13,256	203,698		203,698

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	-	4,120	-	-	2,666	6,786		6,786
Joint ventures	-	-	(688)	-	1,677	989		989

Income tax expense	-	-	-	-	(535)	(535)		(535)

Profit (loss) of each reportable segment	328,793	24,393	67,334	(2,521)	(356,029)	61,970		61,970
Geographical information on revenues
Revenue – Chilean entities	1,714,234	56,307	1,124,941	442	-	2,895,924		2,895,924
Revenue – Foreign entities	658,236	79,384	1,695,670	-	-	2,433,290		2,433,290
Total Ordinary Income	2,372,470	135,691	2,820,611	442	-	5,329,214		5,329,214

Period ended December 31, 2019	Pulp	Forestry	Wood products	Others	Corporate	Subtotal	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	817,995	295,683	162,731	1,096	2,769	1,280,207	-	1,280,207
Acquisition and contribution of investments in associates and joint venture	-	-	-	-	171,841	171,841	-	171,841

Period ended December 31, 2019	Pulp	Forestry	Wood products	Others	Corporate	Subtotal	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment assets	5,566,128	5,222,381	3,101,716	21,180	1,985,595	15,897,000	(36,970)	15,860,030
Segments assets (excluding deferred tax assets)	5,566,128	5,222,381	3,101,716	21,180	1,979,528	15,890,933	(36,970)	15,853,963
Deferred tax assets	-	-	-	-	6,067	6,067		6,067

Investments accounted through equity method
Associates	-	38,370	-	-	57,744	96,114		96,114
Joint Ventures	-	-	172,321	-	24,683	197,004		197,004
Segment liabilities	140,243	194,282	425,116	8,466	7,722,508	8,490,615		8,490,615
Segment liabilities (excluding deferred tax liabilities)	140,243	194,282	425,116	8,466	6,362,321	7,130,428		7,130,428
Deferred tax liabilities	-	-	-	-	1,360,187	1,360,187		1,360,187

Geographical information on non-current assets
Chile	3,260,990	3,300,806	660,059	745	265,930	7,488,530	(3,440)	7,485,090
Foreign countries	1,596,633	1,350,467	1,408,923	-	87,536	4,443,559	-	4,443,559
Non-current assets, Total	4,857,623	4,651,273	2,068,982	745	353,466	11,932,089	(3,440)	11,928,649

Period ended December 31, 2018	Pulp	Forestry	Wood products	Others	Corporate	Subtotal	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Revenues from goods sale	2,956,863	105,170	2,795,551	-	-	5,857,584	-	5,857,584
Revenues from rendering of services	87,643	8,811	-	795	-	97,249	-	97,249
Revenues from external customers	3,044,506	113,981	2,795,551	795	-	5,954,833	-	5,954,833

Revenues from transactions with other operating segments	42,434	1,038,624	9,058	37,568	-	1,127,684	(1,127,684)	-

Finance income	-	-	-	-	20,895	20,895	-	20,895
Finance costs	-	-	-	-	(214,779)	(214,779)	-	(214,779)
Net finance costs	-	-	-	-	(193,884)	(193,884)	-	(193,884)

Depreciation and amortizations	232,275	19,448	147,382	1,230	7,087	407,422	-	407,422
Other income	12,239	94,497	31,084	213	484	138,517	-	138,517
Other expenses	39,416	23,863	31,977	35	589	95,880	-	95,880

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	-	(296)	-	-	3,339	3,043	-	3,043
Joint ventures	-	-	12,549	-	1,654	14,203	-	14,203

Income tax expense	-	-	-	-	(226,765)	(226,765)	-	(226,765)

Profit (loss) of each reportable segment	1,173,249	(128,160)	250,246	(1,739)	(566,837)	726,759	-	726,759
Geographical information on revenues
Revenue – Chilean entities	2,303,086	55,579	1,319,767	795	-	3,679,227	-	3,679,227
Revenue – Foreign entities	741,420	58,402	1,475,784	-	-	2,275,606	-	2,275,606
Total Ordinary Income	3,044,506	113,981	2,795,551	795	-	5,954,833	-	5,954,833

Period ended December 31, 2018	Pulp	Forestry	Wood products	Others	Corporate	Subtotal	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	324,482	251,574	323,675	645	293	900,669	-	900,669
Acquisition and contribution of investments in associates and joint venture	-	-	-	-	20,072	20,072	-	20,072

Period ended December 31, 2018	Pulp	Forestry	Wood products	Others	Corporate	Subtotal	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment assets	5,252,765	5,114,163	2,934,213	21,045	1,317,041	14,639,227	(45,479)	14,593,748
Segments assets (excluding deferred tax assets)	5,252,765	5,114,163	2,934,213	21,045	1,312,406	14,634,592	(45,479)	14,589,113
Deferred tax assets	-	-	-	-	4,635	4,635	-	4,635

Investments accounted through equity method
Associates	-	38,497	-	-	117,112	155,609	-	155,609
Joint Ventures	-	-	181,103	-	21,341	202,444	-	202,444
Segment liabilities	396,332	180,259	411,427	7,851	6,258,908	7,254,777	-	7,254,777
Segment liabilities (excluding deferred tax liabilities)	396,332	180,259	411,427	7,851	4,841,250	5,837,119	-	5,837,119
Deferred tax liabilities	-	-	-	-	1,417,658	1,417,658	-	1,417,658

Geographical information on non-current assets
Chile	2,667,179	3,259,801	806,253	20,382	120,231	6,873,846	(3,842)	6,870,004
Foreign countries	1,657,532	1,304,390	1,266,515	-	54,147	4,282,584	-	4,282,584
Non-current assets, Total	4,324,711	4,564,191	2,072,768	20,382	174,378	11,156,430	(3,842)	11,152,588

Period ended December 31, 2017	Pulp	Forestry	Wood products	Others	Corporate	Subtotal	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Revenues from goods sale	2,356,782	104,392	2,633,773	38,392	-	5,133,339	-	5,133,339
Revenues from rendering of services	94,580	9,730	-	692	-	105,002	-	105,002
Revenues from external customers	2,451,362	114,122	2,633,773	39,084	-	5,238,341	-	5,238,341

Revenues from transactions with other operating segments	43,829	970,384	6,297	35,659	-	1,056,169	(1,056,169)	-

Finance income	-	-	-	-	19,640	19,640	-	19,640
Finance costs	-	-	-	-	(287,958)	(287,958)	-	(287,958)
Net finance costs	-	-	-	-	(268,318)	(268,318)	-	(268,318)

Depreciation and amortizations	246,382	22,011	142,504	3,568	7,086	421,551	-	421,551
Other income	5,581	94,025	8,062	2,903	942	111,513	-	111,513
Other expenses	40,716	126,752	36,474	1,848	375	240,165	-	240,165

Profit (loss) of each reportable segment	589,934	(210,566)	225,317	6,668	(341,001)	270,352	-	270,352

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	-	-	-	-	4,855	4,855	-	4,855
Joint ventures	-	-	10,378	-	1,784	12,162	-	12,162

Income tax expense	-	-	-	-	30,992	30,992	-	30,992

Geographical information on revenues
Revenue – Chilean entities	1,781,768	55,946	1,265,161	692	-	3,103,567	-	3,103,567
Revenue – Foreign entities	669,594	58,176	1,368,612	38,392	-	2,134,774	-	2,134,774
Total Ordinary Income	2,451,362	114,122	2,633,773	39,084	-	5,238,341	-	5,238,341

Period ended December 31, 2017	Pulp	Forestry	Wood products	Others	Corporate	Subtotal	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	191,771	211,245	230,395	428	4,127	637,966	-	637,966
Acquisition and contribution of investments in associates and joint venture	-	-	-	-	15,918	15,918	-	15,918

Period ended December 31, 2017	Pulp	Forestry	Wood products	Others	Corporate	Subtotal	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment assets	5,035,105	5,040,500	3,024,120	52,640	881,000	14,033,365	(38,765)	13,994,600
Segments assets (excluding deferred tax assets)	5,035,105	5,040,500	3,024,120	52,640	872,734	14,025,099	(38,765)	13,986,334
Deferred tax assets	-	-	-	-	8,266	8,266	-	8,266

Investments accounted through equity method
Associates	-	48,921	-	-	110,046	158,967	-	158,967
Joint Ventures	-	-	189,568	-	20,237	209,805	-	209,805
Segment liabilities	325,598	184,721	489,022	16,100	5,862,266	6,877,707	-	6,877,707
Segment liabilities (excluding deferred tax liabilities)	325,598	184,721	489,022	16,100	4,376,902	5,392,343	-	5,392,343
Deferred tax liabilities	-	-	-	-	1,485,364	1,485,364	-	1,485,364

Geographical information on non-current assets
Chile	2,537,947	3,221,911	666,234	22,220	187,639	6,635,951	(4,635)	6,631,316
Foreign countries	1,700,240	1,648,557	1,191,895	21,571	30,658	4,592,921	-	4,592,921
Non-current assets, Total	4,238,187	4,870,468	1,858,129	43,791	218,297	11,228,872	(4,635)	11,224,237

 Information required by geographic area:

	Geographical area
2019	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Mexico	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from goods sale	2,841,003	395,689	542,676	928,617	410,834	126,670	5,245,489
Revenues from rendering of services	54,921	-	-	-	28,731	73	83,725
Revenues at 12-31-2019	2,895,924	395,689	542,676	928,617	439,565	126,743	5,329,214
Non-current Assets at 12-31-2019 other than deferred tax	7,480,456	781,693	947,265	832,570	1,724,698	155,900	11,922,582

	Geographical area
2018	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Mexico	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from goods sale	3,608,017	479,698	504,589	815,668	449,612	-	5,857,584
Revenues from rendering of services	71,210	-	-	-	26,039	-	97,249
Revenues at 12-31-2018	3,679,227	479,698	504,589	815,668	475,651	-	5,954,833
Non-current Assets at 12-31-2018 other than deferred tax	6,865,406	825,914	984,746	810,461	1,661,425	-	11,147,953

	Geographical area
2017	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Mexico	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from sales of goods	3,028,025	494,479	395,416	801,092	414,326	-	5,133,338
Revenues from rendering of services	75,543	-	-		29,460	-	105,003
Revenues at 12-31-2017	3,103,568	494,479	395,416	801,092	443,786	-	5,238,341
Non-current Assets at 12-31-2017 other than deferred tax	6,624,381	956,511	1,274,536	575,231	1,785,312	-	11,215,971

NOTE 25. OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

	12-31-2019	12-31-2018
Current non-financial assets	ThU.S.$	ThU.S.$
Roads to amortize current	48,380	41,456
Prepayment to amortize (insurance and others)	17,965	14,020
Recoverable taxes (GST and others)	102,875	71,021
Other current non-financial assets	4,890	3,357
Total	174,110	129,854

	12-31-2019	12-31-2018
Non-current non-financial assets	ThU.S.$	ThU.S.$
Roads to amortize, non-current	96,530	78,418
Guarantee values	4,442	3,295
Recoverable taxes	4,568	1,519
Other non-current non-financial assets	6,874	3,716
Total	112,414	86,948

	12-31-2019	12-31-2018
Current non-financial liabilities	ThU.S.$	ThU.S.$
Provision of minimum dividend (1)	2,451	182,890
ICMS tax payable	18,195	9,109
Other tax payable	18,206	14,034
Other Current non-financial liabilities	1,213	6,577
Total	40,065	212,610
(1) Provision includes a minimum dividend of subsidiary minority.

	12-31-2019	12-31-2018
Non-current non-financial liabilities	ThU.S.$	ThU.S.$
ICMS tax payable	111,012	111,134
Other non-current non-financial liabilities	424	933
Total	111,436	112,067

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

The Board of Directors agreed to modify the Company’s dividend policy established by the Board of Directors in Session No. 587 dated as of April 24, 2018, in the sense that, notwithstanding the powers of the Shareholders’ Meeting to determine the portion of the profits of the year to be distributed as dividend, it will be proposed, with respect to the results of the years 2019 and 2020, not to distribute dividends, due to the financial requirements that the Company has in the coming months, especially those related to the MAPA Project.

Therefore, as of December 31, 2019 there is no minimum dividend provision registered.

The following table details the adjustments made for the determination of distributable net profit as December 31, 2019, 2018 and 2017 to determine the provision of 40% of the distributable net profit for each year:

Distributable Net Profit ThU.S.$
Net profit attributable to owners of parent at 12-31-2019	61,784
Adjustments:
Biological assets
Unrealized gains/losses	(153,497)
Realized gains/losses	197,891
Deferred income taxes	(10,630)
Total biological assets	33,764
Profit due bargain acquisition (net)	(21,674)
Total adjustments	12,090
Distributable Net Profit at 12-31-2019	73,874

Distributable Net Profit ThU.S.$
Net profit attributable to owners of parent at 12-31-2018	725,482
Adjustments:
Biological assets
Unrealized gains/losses	(83,243)
Realized gains/losses	208,362
Deferred income taxes	(30,482)
Total biological assets	94,637
Profit due bargain acquisition (net)	(9,381)
Total adjustments	85,256
Distributable Net Profit at 12-31-2018	810,738

Distributable Net Profit ThU.S.$
Net profit attributable to owners of parent at 12-31-2017	269,724
Adjustments:
Biological Assets
Unrealized gains/losses	(82,782)
Realized gains/losses	303,668
Deferred income taxes	(54,944)
Total adjustments	165,942
Distributable Net Profit at 12-31-2017	435,666

Basic and diluted earnings per share

Basic and diluted earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

	January-December
	2019	2018	2017
	ThU.S.$	ThU.S.$	ThU.S.$

Profit or loss attributable to ordinary equity holder of parent	61,784	725,482	269,724
Weighted average of number of shares	113,159,655	113,159,655	113,159,655
Basic and diluted earnings per share (in U.S.$ per share)	0.5460	6.4111	2.3836

NOTE 27. SUBSEQUENT EVENTS

1) On January 31, 2020, the Board of Directors of Celulosa Arauco y Constitución S.A., being aware of the determination made by the Extraordinary General Shareholders’ Meeting held on October 28, 2019 (in which the Company’s bylaws were amended) regarding distribution of profits, agreed to modify the Company’s dividend policy, in the sense that, notwithstanding the powers of the Shareholders’ Meeting to determine the portion of the profits of the year to be distributed as dividend, it will be proposed, with respect to the results of the years 2019 and 2020, not to distribute dividends, due to the financial requirements that the Company has in the coming months, especially those related to the MAPA Project.

2) In late December 2019 a notice of pneumonia originating from Wuhan, Hubei province (COVID-19, caused by a novel coronavirus) was reported to the World Health Organization, with cases soon confirmed in multiple provinces in China, as well as in other countries. Several measures have been undertaken by governments around the globe, including the use of quarantine, screening at airports and other transport hubs, travel restrictions, suspension of visas, nation-wide lockdowns, closing of public and private institutions, suspension of sport events, restrictions to museums and tourist attractions and extension of holidays, among many others. However, the virus continues to spread globally and, as of the date of these consolidated financial statements, has affected more than 180 countries and territories around the world, including Chile, Argentina, Brazil, Uruguay, Mexico and the United States, among others. To date, the outbreak of the novel coronavirus has caused significant social and market disruption. The long-term effects to the global economy and the Company of epidemics and other public health crises, such as the on-going novel coronavirus, are difficult to assess or predict, and may include a decline in market prices (including the market price of our securities), risks to employee health and safety, and reduced sales in geographic locations impacted. Any prolonged restrictive measures put in place in order to control an outbreak of a contagious disease or other adverse public health development in any of our targeted markets may have a significant effect on our business operations. Moreover, considering that some of our clients (especially in our pulp business) are located in China and other affected countries, the demand of our products and the logistics associated with the sale of those products may be impacted, which would have a negative effect on our business operations. We may also be affected by the need to implement policies limiting the efficiency and effectiveness of our operations, including home office policies. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Additionally, we cannot predict how the disease will evolve (and potentially, spread) in the countries where we have industrial operations, nor anticipate what additional restrictions governments of those countries or other countries may impose.

3) The authorization for the issuance and publication of these consolidated financial statements for the period ended December 31, 2019 was approved by the Board of Directors of Arauco on April 15, 2020.

Subsequent to December 31, 2019 and until the date of issuance of these consolidated financial statements, there have been no events, other than those discussed above, that could materially affect the presentation of these financial statements.

