Form 20-F
period 2020-12-31
ARAUCO & CONSTITUTION PULP INC
filed 2021-04-16
CIK 1004156

As filed with the Securities and Exchange Commission on April 16, 2021

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Tel.: 56-2-2461-7200

E-mail: gianfranco.truffello@arauco.com

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

Title of each class:
4.750% Notes due 2022 4.500% Notes due 2024 3.875% Notes due 2027 4.250% Notes due 2029 4.200% Notes due 2030 5.500% Notes due 2047 5.500% Notes due 2049 5.150% Notes due 2050

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Shares of Common Stock, without par value: 117,223,375

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this Chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statement included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐    No  ☒

(Applicable only to issuers involved in bankruptcy proceedings during the past five years)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes  ☐ No  ☐

i

CERTAIN TERMS AND CONVENTIONS

Celulosa Arauco y Constitución S.A. is a sociedad anónima (corporation) organized under the laws of the Republic of Chile, and subject to certain rules applicable to sociedades anónimas abiertas (Chilean public corporations). Except where otherwise specified or the context otherwise requires, when we refer to the “Company,” “Arauco,” “we,” “our” or “us” in this annual report, we mean Celulosa Arauco y Constitución S.A. and its consolidated subsidiaries. When we refer to “Chile,” we mean the Republic of Chile; when we refer to “Argentina,” we mean the Argentine Republic; when we refer to “Brazil,” we mean the Federative Republic of Brazil; when we refer to “the U.S.,” “U.S.A.,” or “the United States,” we mean the United States of America; when we refer to “Uruguay,” we mean the Oriental Republic of Uruguay; and when we refer to “Mexico,” we mean the United Mexican States. All references to “tonnes” are to metric tons (1,000 kilograms), which equals 2,204.7 pounds. One “hectare” equals 10,000 square meters or 2.471 acres. One “bbl” or oil barrel equals 42 U.S. gallons or approximately 159 liters. Discrepancies in any table between totals and the sums of the amounts listed may be due to rounding.

Unless otherwise specified, all references to “$,” “U.S.$,” “U.S. dollars” or “dollars” are to United States dollars; references to “Chilean pesos” or “Ch$” are to Chilean pesos; references to “Argentine pesos” or “AR$” are to Argentine pesos; references to “Brazilian reais” “Brazilian reals” or “R$” are to Brazilian reais; references to “Mexican pesos” or “MXN$” are to Mexican pesos; references to “€”, “EUR” or “euro” are to the euro, the single European currency established pursuant to the European Economic and Monetary Union; and references to “UF” are to Unidades de Fomento. The UF is a unit of account that is linked to, and adjusted daily to reflect changes in, the Chilean consumer price index reported by the Instituto Nacional de Estadísticas (Chilean National Institute of Statistics). As of December 31, 2020, one UF equaled U.S.$40.89 and Ch$29,070.33

Regarding our pulp business, references to “hardwood” kraft pulp are to pulp made from eucalyptus or short fiber, and references to “softwood” kraft pulp are to pulp made from pine or long fiber.

PRESENTATION OF FINANCIAL AND OTHER DATA

This report includes the audited consolidated statement of financial position of Arauco and our subsidiaries as of December 31, 2020 and 2019 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years for the period ended December 31, 2020 (collectively, the “audited consolidated financial statements” or “financial statements”). In addition, this report includes selected financial information as of and for the periods ended December 31, 2016, 2017, 2018, 2019 and 2020.

We make statements in this report about the pulp market partly on the basis of information from third-party sources. This information is principally sourced from reports published by Hawkins Wright Ltd. and Resource Information Systems Inc. (“Fastmarkets RISI”), which are specialized consultants in the pulp market, and other data providers such as the Pulp and Paper Products Council (“PPPC”).

For your convenience, this annual report contains certain translations of Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, the U.S. dollar equivalent for information in Chilean pesos is based on the observed exchange rate reported by Banco Central de Chile, which we refer to as the “Central Bank of Chile” or the “Central Bank.” The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. On December 31, 2020, the observed exchange rate for Chilean pesos, as published in the website of the Diario Oficial de la República de Chile (Official Gazette) on January 4, 2021, was Ch$710.95 to U.S.$1.00, and on April 12, 2021, the observed exchange rate was Ch$709.51 to U.S.$1.00. You should not construe these translations as representations that the Chilean peso amounts actually represent such dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. Unless otherwise specified, references to the devaluation or the appreciation of the Chilean peso against the U.S. dollar are in nominal terms (without adjusting for inflation) based on the observed exchange rates published by the Central Bank of Chile for the relevant period.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial information as of December 31, 2016, 2017, 2018, 2019 and 2020 and for each of the five years then ended is derived from, should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements which have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

	As of and for the year ended December 31,
	2020	2019	2018	2017	2016
		(in thousands of U.S. dollars, except ratios and share data)
INCOME STATEMENT DATA
Revenue	4,732,869	5,329,214	5,954,833	5,238,341	4,761,385
Cost of sales	(3,445,284)	(3,910,378)	(3,722,749)	(3,574,532)	(3,498,905)
Gross profit	1,287,585	1,418,836	2,232,084	1,663,809	1,262,480
Other income	283,816	232,393	124,304	111,513	257,863
Distribution costs	(535,704)	(586,873)	(556,805)	(523,300)	(496,473)
Administrative expenses	(510,137)	(554,038)	(561,284)	(521,294)	(474,469)
Other expenses	(182,883)	(203,698)	(95,880)	(240,165)	(77,415)
Other income (loss)	0	21,674	14,213	0	0
Finance income	29,449	32,582	20,895	19,640	29,701
Finance costs	(268,179)	(273,639)	(214,779)	(287,958)	(258,467)
Share of profit (loss) of associates and joint ventures accounted for using equity method	2,317	7,775	17,246	17,017	23,939
Exchange rate differences	(39,111)	(32,507)	(26,470)	98	(3,935)
Income before income tax	67,153	62,505	953,524	239,360	263,224
Income tax	(41,848)	(535)	(226,765)	30,992	(45,647)

Net income	25,305	61,970	726,759	270,352	217,577
BALANCE SHEET DATA
Current assets	3,544,325	3,931,381	3,441,160	2,770,363	2,722,360
Property, plant and equipment	8,544,438	7,932,562	7,174,693	7,034,299	6,919,495
Biological assets (1)	3,598,827	3,669,426	3,652,263	3,766,942	3,898,991
Total assets	16,028,319	15,860,030	14,593,748	13,994,600	14,006,181
Total current liabilities	1,097,593	1,261,522	1,579,764	1,399,394	1,346,064
Total non-current liabilities	7,515,091	7,229,093	5,675,013	5,478,313	5,660,834
Issued capital	603,618	353,618	353,618	353,618	353,618
Total equity	7,415,635	7,369,415	7,338,971	7,116,893	6,999,283
CASH FLOW DATA
Net cash flow from operating activities	1,142,144	675,250	1,287,545	1,072,425	773,584
Net cash flow from investing activities	(1,678,855)	(1,317,741)	(893,982)	(633,348)	(640,212)
Net cash flow from financing activities	56,204	1,145,020	123,247	(439,101)	(38,484)

Net (decrease) increase in cash and equivalents before effect of exchange rate changes	(480,507)	502,529	516,810	(24)	94,888
OTHER FINANCIAL DATA
Capital expenditures (2)	1,740,634	1,198,906	937,934	844,082	556,633
Depreciation and amortization	516,012	519,380	407,422	421,551	409,387
Fair value cost of timber harvested(3)	302,490	323,271	319,448	334,100	340,199
EBIT (3)	305,883	303,562	1,147,408	507,678	491,990
Adjusted EBITDA (3)	1,071,834	1,147,368	1,850,537	1,353,159	1,067,121
Adjusted EBITDA (3)/finance costs	4.00	4.19	8.62	4.70	4.13
Adjusted EBITDA (3)/revenue	22.6%	21.5%	31.1%	25.8%	22.4%
Average debt (4)/Adjusted EBITDA (3)	5.71	4.60	2.37	3.23	4.12
Total debt (5)	6,193,959	6,049,790	4,510,276	4,273,518	4,481,003
Total debt (5)/capitalization (6)	45.5%	45.1%	38.1%	37.5%	39.0%
Total debt (5)/equity attributable to parent company	83.9%	82.5%	61.8%	60.4%	64.4%
Working capital (7)	2,446,732	2,669,859	1,861,396	1,370,969	1,376,296
Number of shares	117,223,375	113,159,655	113,159,655	113,159,655	113,159,655
Net income per share (U.S.$ per share)	0.2	0.5	6.4	2.4	1.9
Dividends paid	955	182,109	257,421	121,586	130,624
Dividends per share (U.S.$ per share)	0.01	1.61	2.27	1.07	1.15

(1)	Biological assets refer to our forests and long-standing trees (current and non-current).
(2)	Includes capital expenditures in respect of property, plant and equipment and biological assets accrued for the period. Excludes acquisitions of companies.
(3)	We calculate EBIT as “net income” before “finance costs,” “finance income” and “income tax.” We calculate EBITDA as EBIT, plus “depreciation and amortization.”

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

The following table presents, for the periods indicated, the reconciliation of EBIT, EBITDA and Adjusted EBITDA to net income.

	As of and for the year ended December 31,
	2020	2019	2018	2017	2016
	(in thousands of U.S. dollars)
Net income	25,305	61,970	726,759	270,352	217,577
(+) Finance costs	268,179	273,639	214,779	287,958	258,467
(-) Finance income	(29,449)	(32,582)	(20,895)	(19,640)	(29,701)
(+) Income Tax	41,848	535	226,765	(30,992)	45,647
EBIT	305,883	303,562	1,147,408	507,678	491,990
(+) Depreciation and amortization(*)	516,012	519,380	407,422	421,551	409,387
EBITDA	821,895	822,942	1,554,830	929,229	901,377
(+) Fair value cost of timber harvested	302,490	323,271	319,448	334,100	340,199
(-) Gain from changes in fair value of biological assets	(182,950)	(154,705)	(84,476)	(83,031)	(208,562)
(+) Exchange rate differences	39,111	32,507	26,470	(98)	3,935
(+) Others(**)	91,288	123,353	34,265	172,959	30,172

Adjusted EBITDA	1,071,834	1,147,368	1,850,537	1,353,159	1,067,121

(*)	See Note 7 and Note 19 of our audited consolidated financial statements for more detail on depreciation and amortization.

(**)

“Others” includes other non-cash expenses or gains, mainly associated with charges for forestry losses due to fires and impairment for fixed assets and others. The increase in “Others” for 2017 is mainly due to provision for forestry losses that accounted for U.S.$138 million due to wildfires that affected the portion of our forests located in Chile at the beginning of 2017. The increase in “Others” for 2019 and 2020 is mainly due to provisions assigned to property plant and equipment impairment, mainly related to Line 1 of the Arauco pulp mill and some of our North American panel mills. Such provisions accounted for U.S.$115.8 million in 2019 and U.S.$66.8 million in 2020.

(4)	Average debt is calculated as the average of total debt between the beginning and the end of the applicable year.
(5)	Total debt is calculated as the sum of other current financial liabilities and other non-current financial liabilities, minus hedging instruments.
(6)	Capitalization is calculated as total debt, including accrued interest, plus total equity.
(7)	Working capital is calculated by subtracting current liabilities from current assets.

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

Forward-looking statements involve inherent risks and uncertainties. These forward-looking statements are based on current plans, estimates and projections; therefore, readers should not place undue reliance on them. Actual results could differ materially from those projected in such forward-looking statements because of various factors that may be beyond our control, including but not limited to our ability to service our debt, fund our working capital requirements, comply with financial covenants in certain of our debt instruments, fund and implement our capital expenditure programs and maintain our relationships with customers, as well as the effects on us from competition, future worldwide demand for forestry and wood products we produce in the different countries in which we have industrial operations, international prices for forestry and sawn timber, the condition of our forests, possible shortages of energy, including electricity, the state of the economies in the main countries we operate and the world economy generally, the effects of a pandemic or epidemic and any subsequent mandatory regulatory restrictions or containment measures, the relative value of the local currencies in the countries we run manufacturing operations compared to other currencies, inflation, increases in interest rates, the effects of earthquakes, floods, tsunamis or other catastrophic events and changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities. Forward-looking statements in this annual report speak only as of their dates, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

RISK FACTORS

Summary of Risk Factors

We are subject to a number of risks related to our business that are described under “Risk Factors” and elsewhere in this annual report. These risks could materially and adversely impact our business, results of operations, financial condition and future prospects. Among these important risks are the following:

Risks Relating to the Company

•	Fluctuations in market price for our products could adversely affect our financial condition, results of operations and cash flows.

•	Worldwide competition in the markets for our products may adversely affect our business, financial condition, results of operations and cash flows.

•

Global economic developments, and particularly economic developments in the Asian, European and U.S. economies, could have an adverse effect on the demand for our products, our financial condition, results of operations and cash flows.

•	We depend on free international trade as well as economic and other conditions in our principal markets.

•

In Chile, we are located in a seismic area that exposes our properties to the risk of earthquakes and tsunamis, and we experienced significant business disruption and losses as a result of the February 27, 2010 earthquake.

•

The costs of complying with, and addressing liabilities arising under, environmental laws and regulations have in the past and may in the future adversely affect our business, financial condition, results of operations and cash flows.

•

Environmental concerns led to the temporary suspension of our operations at the Valdivia Mill in 2005, which adversely affected, and in the future may continue to adversely affect, our business, financial condition, results of operations and cash flows.

•	We have been subject to legal proceedings related to some of our mills which could adversely affect our business, financial condition, results of operations and cash flows.

•

Our ability to access local and international credit or capital markets may be restricted at a time when we need financing, which could have a material adverse effect on our flexibility to react to changing economic and business conditions.

•	Material disruptions affecting our manufacturing mills, remanufacturing facilities, or forestry assets could negatively impact our financial results and forestry operations.

•	Currency fluctuations may have a negative effect on our financial results.

•	We may be adversely affected by changes in LIBOR reporting practices or the method in which LIBOR is determined, or by variations in interest rates, including the planned discontinuation of LIBOR.

•	Disease or fire could affect our forests and manufacturing processes and, in turn, adversely affect our business, financial condition, results of operations and cash flows.

•	Climate change may negatively affect our business, financial condition, results of operations and cash flows.

•

We may undertake mergers, acquisitions and investments to expand or complement our operations that could result in operating difficulties or otherwise adversely affect our business, financial conditions and results of operations.

•	Our operations could be adversely affected by labor action, contractual and other disputes.

•	Cybersecurity events, such as a cyberattack could adversely affect our business, financial condition and results of operations

•	Developments relating to the COVID-19 pandemic have had and may continue to have an adverse effect on our business operations.

Risks Relating to Chile

•	Adverse changes in Chile’s political, legal, tax, social and economic conditions could directly impact our business and the market price of our securities.

•

Chile has different corporate disclosure standards from those with which you may be familiar in the United States, and Chile’s securities laws may not afford you the same protections as U.S. securities laws.

Risks Relating to Argentina

•	The economic conditions and government policies in Argentina may adversely affect our financial condition, results of operations and cash flows.

•	The Argentine government has exercised, and continues to exercise, significant influence over the Argentine economy. Argentine political and economic conditions have a direct impact on our business.

Risks Relating to Brazil

•	Economic conditions in Brazil may have a direct impact on our business, financial condition, results of operations and cash flows.

•	The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on our business.

Risks Relating to Uruguay

•	Economic conditions in Uruguay, or the failure of Montes del Plata and its affiliates to service their debt, may have a direct impact on our financial condition, results of operations and cash flows.

Risks Relating to the United States and Canada

•	Economic conditions in the United States and Canada may have a direct impact on our business, financial condition, results of operations and cash flows.

Risks Relating to Mexico

•	Economic conditions and government policies in Mexico may have a material impact on the business, financial condition, results of operations and cash flows.

Risks Relating to Other Markets

•	Our business, earnings and prospects may be adversely affected by developments in other countries that are beyond our control.

•	Developments in other emerging and developed markets may adversely affect the market price of our securities and our ability to raise additional financing.

Risks Relating to Our Securities

•	The non-payment of funds by our subsidiaries could have a material adverse effect on our business, financial condition, results of operations and ability to service our debt, including our securities.

•	Changes in Chilean tax laws could lead us to redeem our securities.

•

Credit rating downgrades below investment grade could have a material and adverse effect on our business, financial condition, results of operations and ability to service our debt, including our securities.

As a result of these risks and other risks described under “Risk Factors” there is no guarantee that we will experience growth or profitability in the future.

Detailed Risk Factors

We are subject to various changing economic, political, social and competitive conditions, particularly in our principal markets. Any of the following risks, if they actually occur, could materially and adversely affect our business, financial condition, results of operations and cash flows.

Risks Relating to the Company

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

During the period from January 1, 2016 to December 31, 2020, the average price for Norscan bleached softwood kraft market pulp sold in Europe (pulp produced in North American, Nordic and Central European countries and sold to manufacturers of paper products delivered in Northern Europe, or “NBSK – Europe”), which is the benchmark for bleached softwood pulp sold in Europe, ranged from a low of U.S.$ 789.20 per tonne in April 2016 to a high of U.S.$ 1,230.00 per tonne in October and November 2018. During the period from January 1, 2016 to December 31, 2020, the average price for Norscan bleached softwood kraft market pulp sold in China (pulp produced in North American, Nordic and Central European countries and sold to manufacturers of paper products delivered in China, or “NBSK – China”), which is the benchmark for bleached softwood pulp sold in China, ranged from a high of U.S.$902.61 per tonne in March 2018 to a low of U.S.$554.41 per tonne in July 2020. During the first half of 2016, NBSK – Europe and NBSK – China prices followed a downward trend, as China began to change its economic structure from export-driven growth to domestic-demand-driven growth. In addition, the price gap between softwood and hardwood fibers increased, creating incentives for pulp customers to switch from softwood to hardwood, and adding downward pressure to prices. For the remainder of 2016, prices slightly recovered and finally stabilized, ending the year at U.S.$808.83 and U.S.$607.32 per tonne for NBSK – Europe and NBSK – China, respectively. Throughout 2017, NBSK – Europe and NBSK – China prices had a positive trend, ending the year at U.S.$999.63 for prices in Europe and U.S.$886.35 for prices in China; rise in prices was mainly driven by an increase of demand in China and stable capacity levels. Such upward trend continued in Europe through October and November 2018 when prices reached U.S.$1,230, followed by a slight decrease in December 2018, ending the year at U.S.$1,200.02. During 2018 NBSK – China prices remained steady most of the year, with a slight decrease by the end of the year to U.S.$723.07, which was mainly due to the trade tensions between China and the United States. During the first months of 2019 prices for NBSK – China and NBSK - Europe remained relatively stable, due to the Chinese New Year that took place in February 2019 and lower pulp demand, respectively. After the first quarter and through the third quarter of 2019, prices in China and Europe began to markedly deteriorate mainly due to growing trade tensions between China and the United States and duties imposed by both countries that impacted pulp demand. During the fourth quarter of 2019, prices stabilized to a certain extent, ending the year at U.S.$819.95 per tonne for NBSK – Europe and U.S.$557.57 per tonne for NBSK – China. Throughout the first three quarters of 2020 softwood pulp prices remained low and stable mainly due to the impact of the COVID-19 pandemic and high, yet decreasing, inventories of some pulp and paper producers. During the fourth quarter of 2020, inventories somewhat stabilized which led to an increase in prices of NBSK mainly during the final weeks of the year. 2020 softwood pulp prices ended at U.S.$879.36 per tonne for NBSK - Europe and U.S.$ 670.56 per tonne for NBSK - China.

During the period from January 1, 2016 through December 31, 2020, prices of bleached hardwood kraft pulp sold in Europe (pulp made from eucalyptus or birch which is sold in Europe and is the benchmark for bleached hardwood pulp sold in Europe, or “BHKP – Europe”) ranged from a low of U.S.$651.46 per tonne in January 2017 to a high of U.S.$1,050.01 per tonne in May 2018. During the period from January 1, 2016 through December 31, 2020, prices of bleached hardwood kraft pulp sold in China (pulp made from eucalyptus or birch which is sold in China and is the benchmark for bleached hardwood pulp sold in China, or “BHKP – China”) ranged from a high of U.S.$772.26 per tonne in June 2018 to a low of U.S.$441.26 per tonne in August 2020. During 2015, both prices had an upward trend due to an increase in demand, particularly from China. However, expectations of additional supply during 2016 and especially in 2017 placed downward pressure on prices, which made prices for BHKP – Europe to reach U.S.$651.46 per tonne in January 2017 and prices for BHKP – China to reach U.S.$484.50 per tonne in October 2016. A new pulp mill located in Indonesia was supposed to begin its ramp-up in November 2016, with an annual estimated capacity of 2.8 million tonnes. As the ramp-up of this new mill was delayed and the annual capacity had a downward review for the following three to four years, pulp prices started to rise in China at the end of 2016 and in Europe at the beginning of 2017, which was also supported by stronger than expected demand from China. Due to operational problems in some pulp mills and lower than expected production from the Indonesian mill, prices continued to increase throughout 2017 reaching at the end of 2017, U.S.$979.31 and U.S.$768.57 per tonne for BHKP – Europe and BHKP – China, respectively. Sustained demand and stable capacity levels led to an increase in prices that continued through May 2018 for the BHKP – Europe when prices reached a peak at U.S.$1,050.01 and through June 2018 for the

BHKP – China when prices reached a peak at U.S.$772.26. During the rest of the year, prices stabilized with a decrease towards the end of 2018, ending the year at U.S.$1,025.73 for BHKP – Europe and U.S.$652.51 for BHKP – China. Decrease in demand registered by the end of 2018 was mainly explained by the trade tensions between China and the United States. Hardwood pulp prices followed a similar trend to softwood pulp prices during the first quarter of 2019 after the first quarter prices started to decrease and continued through the end of the year, mainly due to (i) growing trade tensions between China and the United States, (ii) higher inventories of some pulp producers and (iii) lower economic activity in Europe. BHKP- Europe and BHKP – China prices ended the year at U.S.$680.01 and U.S.$456.92 per tonne, respectively. Throughout 2020 hardwood pulp prices remained low and stable mainly due to the impact of the COVID-19 pandemic and high inventories of some pulp and paper producers, ending the year at U.S.$680.00 per tonne for BHKP-Europe and U.S.$ 449.08 per tonne for BHKP China.

Although wood product markets improved until mid-year 2015, added competition from countries with depreciated currencies increased supply to our traditional markets, such as North America, which caused average prices to decrease. Markets recovered during 2016, although Latin American exports continued to affect prices in countries such as the United States. The North American market showed an improvement in the construction sector, which provided steady demand. During 2017, the construction sector continued to improve, and average prices for wood products increased during certain months of the year. During the first half of 2018, Latin American countries (including Mexico) showed stable demand levels for wood products. Towards the end of 2018, the uncertainty surrounding the trade tensions between China and the United States affected demand. The construction sector in the United States experienced a slight increase compared to 2017, which was sustained throughout 2018. Average prices remained stable in 2018 compared to 2017, showing variations depending on the product. Throughout 2019, the panels market remained healthy with strong sales particularly in the United States and Canada. The sawn timber and plywood markets both evidenced from oversupply and prices were thereby affected. Additionally, trade tensions between China and the United States added further pressure on prices, especially with respect to sawn timber products. Wood products markets remained stable during 2019 in terms of prices and sales volume compared to 2018. During the first half of 2020, we confronted significant challenges due to adverse effects that the COVID-19 pandemic had on the wood products markets, especially during the second quarter of the year. During the second half of 2020, prices continuously improved due to an increase in demand, especially in the construction and remodeling sectors, among other reasons.

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

Worldwide competition in the markets for our products may adversely affect our business, financial condition, results of operations and cash flows.

We experience substantial worldwide competition in each of our geographical markets and in each of our product lines. Some of our competitors are larger than we are and have greater financial and other resources, which, among other things, may enhance their ability to support strategic expenditures directed to increase their market share. Our market share may be adversely affected if we are unable to successfully continue to expand our productivity at the same pace as our competitors.

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

The global economy, and in particular global industrial production, is the primary driver of demand for pulp, paper and wood products. Our wood products segment, which is highly dependent on the strength of the home-building industry, has experienced decreases in its prices and demand for its products from time to time.

A decrease in the level of activity in either the domestic or the international markets within which we operate could adversely affect the demand and the price of our products and thus our cash flows and operational and financial results.

Our business, financial condition, results of operations and cash flows could be materially and adversely affected if the economic conditions in Asia, Europe, the United States and elsewhere deteriorate, and if we are unable to address competitive challenges resulting from currency fluctuations or reallocate our wood products and other products to other markets on equally beneficial terms, which could require us to recognize additional impairment charges.

We depend on free international trade as well as economic and other conditions in our principal markets.

We are a global company with industrial operations in eleven countries, from which we sell our products in the domestic market and through exports. In 2020, 31.1% of our sales were to customers in Asia, 34.1% to customers in North America, 23.7% to customers in Central and South America, 6.3% to customers in Europe, and 4.8% to customers in other countries. As a result, our results of operations and cash flows depend, to a significant degree, on economic, political and regulatory conditions in our principal markets. Our ability to compete effectively in our markets could be materially and adversely affected by a number of factors beyond our control, including deterioration in macroeconomic conditions, exchange rate volatility, government subsidies and the imposition of increased tariffs or other trade barriers. If our ability to sell our products competitively in one or more of our principal markets were impaired by any of these developments, it might be difficult to reallocate our products to other markets on equally favorable terms and our business, financial condition, results of operations and cash flows might be adversely affected.

In Chile, we are located in a seismic area that exposes our properties to the risk of earthquakes and tsunamis, and we experienced significant business disruption and losses as a result of the February 27, 2010 earthquake.

Our properties in Chile are located in a seismic area that exposes our facilities, plants, equipment and inventories to the risk of earthquakes and even subsequent tsunamis in some areas. A significant earthquake or other catastrophic event could severely affect our ability to meet our production targets or satisfy customer demand and could require us to make unplanned capital expenditures, resulting in lower sales and having a material adverse effect on our financial results.

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

We cannot assure you that we will not experience other suspensions or interruptions or unexpected damage to our property as a result of other earthquakes, aftershocks, tsunamis, any related repair and maintenance or other consequences associated with such events, or that our insurance coverage will be sufficient, any of which could have a material adverse effect on our revenue, results of operations and financial condition.

The costs of complying with, and addressing liabilities arising under, environmental laws and regulations have in the past and may in the future adversely affect our business, financial condition, results of operations and cash flows.

We have significant operations in Argentina, Brazil, Canada, Chile, Mexico and the United States. We also have operations in Uruguay through our 50% share in the Montes del Plata joint operation and in Spain, Portugal, Germany and South Africa through our 50% share in the Sonae Arauco joint venture. In each of those countries we are subject to a wide range of national and local environmental laws and regulations concerning, among other matters, the preparation of environmental impact assessments for our projects, the protection of the environment and human health, the generation, storage, handling and disposal of waste, the discharge of pollutants and the remediation of contamination. As a forest products manufacturer, we generate air and water emissions and solid and hazardous wastes. These emissions and our waste disposal are subject to limits and controls prescribed by law or by our operating permits, and we may be required to install or upgrade our pollution control equipment in order to meet these legal requirements. We have made, and expect to continue to make, expenditures to maintain compliance with environmental laws. Notwithstanding our policy to strictly comply with all requirements established by applicable environmental laws, any failure to comply with such environmental laws has resulted and may result in the future in civil, administrative or criminal fines or sanctions, claims for environmental damages, remediation obligations, the revocation of environmental authorizations or the temporary or permanent closure of facilities. Environmental regulations in countries in which we operate have become increasingly stringent in recent years (for example, in connection with the approval and development of new projects). Future changes in environmental laws, or in the application, interpretation or enforcement of those laws, including new or stricter requirements related to harvesting activities, air and water emissions and/or climate change regulations, could result in substantially increased capital, operating or compliance costs, impose conditions that restrict or limit our operations or otherwise adversely affect our business, financial condition, results of operations and cash flows. These changes could also limit the availability of our funds for other purposes, which could adversely affect our business, financial condition, results of operations and cash flows.

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

In December 2017, the government restarted the rulemaking process and published a new draft SWQSVR for public comments. The draft proposes to regulate using practically the same parameters and limits included in the previous Norm declared void by the Supreme Court. In our opinion, the draft presents flaws similar to those detected in the previous rulemaking process, among others, the lack of identification and consideration of its actual economic and social costs and that most of its parameters and limits are not technically or environmentally reasonable. The public comment process finished in March 2018 and several comments from the public and different stakeholders were submitted, including various technical, economical and legal reports from third parties. In August 2019, a group of companies and institutions through the Association for the Development of Los Rios Region (Corporación para el Desarrollo de la Región de Los Rios or “CODEPROVAL”) challenged the validity of the new draft Norm filing an invalidation request. This request was rejected in December 2020 by the Ministry of the Environment and the rulemaking process continues. According to applicable regulations, the government shall prepare a final draft, prior to submitting for consideration by the Sustainability Ministers’ Committee (Consejo de Ministros para la Sustentabilidad) and the President of the Republic. If the new norm enters into force, we cannot exclude that the authority may declare that the Valdivia River Basin is contaminated and thus initiate an administrative proceeding to impose a decontamination plan, which may include new limits on discharges of wastewater applicable to the Valdivia Mill.

Environmental concerns led to the temporary suspension of our operations at the Valdivia Mill in 2005, which adversely affected, and in the future may continue to adversely affect, our business, financial condition, results of operations and cash flows.

Our operations at the Valdivia Mill have been subject to environmental scrutiny by Chilean environmental regulators and the Chilean public since the mill began its operations in 2004. A variety of concerns and claims have been raised regarding the mill’s potential environmental impacts in the area. Primarily, it has been alleged that the mill’s operations impacted the habitat of the nearby Carlos Anwandter Nature Sanctuary and contributed to the migration and death of black-neck swans living in the area. In connection with an environmental administrative proceeding, environmental regulators required us to temporarily suspend operations at the Valdivia Mill for approximately one month in January 2005.

In February 2009, as previously required by the environmental authorities, we submitted an environmental impact study for the construction of a pipeline to discharge the Valdivia Mill’s wastewater in the Pacific Ocean near Punta Maiquillahue, complying with the requirement that such wastewater be discharged in a body of water other than the Cruces River, the Carlos Anwandter Nature Sanctuary or their respective sources. In February 2010 and October 2012, the environmental authorities approved this environmental impact study subject to some conditions. On April 30, 2013, the Committee of Ministers passed Exempt Resolution No. 391, which modified certain paragraphs of the above-mentioned approval (establishing effluent discharge limits for 13 parameters).

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

We have been subject to legal proceedings related to some of our mills which could adversely affect our business, financial condition, results of operations and cash flows.

In April 2005, the Consejo de Defensa del Estado (National Defense Council), the Chilean national agency that institutes legal proceedings on behalf of the Chilean government, instituted a civil lawsuit seeking reparations, damages and indemnification from us for environmental harm to the Carlos Anwandter Nature Sanctuary allegedly caused by effluent discharges from our Valdivia Mill. On July 27, 2013, a civil court of Valdivia ruled that the alleged environmental events were mainly caused by the Valdivia Mill. We decided not to appeal this ruling, in order to create the conditions to shortly begin an effective implementation of measures in such Nature Sanctuary, without delay of further legal action. In April 2014, we agreed with and paid to the National Defense Council an indemnification amount of approximately U.S.$5,000,000. This indemnification was in addition to another payment of U.S.$5,000,000, used for social programs for the benefit of the community of Valdivia. There were four additional measures ordered by the ruling (although not included in the agreement with the National Defense Council), which were discussed by the members of the Consejo Científico Social (Social Council), which includes representatives of Arauco, the National Defense Council, academic institutions, NGOs and public authorities. These measures were: (i) conducting a study, within one year, undertaken by an interdisciplinary committee of experts, about the status of the wetland (which has been completed); (ii) creating an artificial sentinel wetland for representative species, upriver from the discharge of effluents (which has been constructed); (iii) implementing a monitoring program of environmental impact, within a five-year period; and (iv) creating a new research center focused on wetlands (Centro de Investigación de Humedales). The National Defense Council and Arauco agreed upon the manner in which these measures have been implemented. On March 19, 2021, the civil court of Valdivia stated that the Company had successfully and timely complied with all measures imposed in its final judgment of July 2013.

In connection with the death of fish in the Cruces River in January 2014 close to the Valdivia Mill’s effluent discharge, in January 2019, the public prosecutor’s local office (in Mariquina) filed charges (“formalización de la investigación”) against five individuals, three of them currently working for the Company. Also, in January 2019, the National Defense Council instituted a civil lawsuit seeking reparations from us for environmental harm allegedly caused by our Valdivia Mill in connection with the death of fish in the Cruces River in January 2014. The National Defense Council did not determine the damages in this lawsuit, which could be sought by the National Defense Council in a separate proceeding before a civil court. The Company filed its defense in February 2019. The lawsuit remains under review by the court as of the date of this annual report. We cannot predict the outcome or impact of this lawsuit or when it may be resolved. If the result of such lawsuit is unfavorable to us, we may be required to conduct studies on ecosystems and biodiversity as well as to implement programs to both repopulate and monitor species under conservation. We may be required to incur in significant costs to repair any environmental harm a court determines we have caused, which could materially and adversely affect our business, financial condition, results of operations and cash flows.

The commencement of similar criminal and civil proceedings against Arauco at any time in the future could adversely affect some of our mills. We can neither predict the likelihood that we will face such similar proceedings in the future, nor the likely outcome or impact of any such proceedings.

We are also subject to certain administrative proceedings. In 2016 the Superintendence of the Environment initiated administrative proceedings against the Valdivia mill. The first part of the proceeding against the Valdivia Mill concluded in 2017. On December 15, 2017, the Superintendence of the Environment decided that the Valdivia Mill was liable for ten out of eleven charges and imposed a fine of 7,777 UTA (approximately U.S.$6.5 million as of December 2018). We appealed this decision on April 5, 2018 before the Third Environmental Court. A decision by the Third Environmental Court was issued in February 2020. This decision partially accepted the claim, only in connection with the inadequate classification of one of the charges, ordering the Superintendence to make a new classification. The decision also mentioned that the Superintendence had not proved that the death of fish in the Cruces River in January 2014 was caused by the operations of the Valdivia Mill. This ruling was appealed by both the Superintendence and the Company before the Supreme Court. A final decision by the Supreme Court is expected to be rendered during 2021.

In the United States, our Moncure mill was subject to an administrative proceeding by the North Carolina Department of Environment and Natural Resources. We negotiated a settlement (Special Order by Consent) in 2015 with the Environmental Management Commission (an agency of the State of North Carolina), which included a monetary fine and an agreement to replace certain emissions control equipment. Furthermore, on September 5, 2019, Arauco executed an additional agreement with the State of North Carolina to obtain additional time for modifications and acclimation of abatement equipment installed under such 2015 Special Order by Consent. The Moncure mill is currently operating under such additional agreement.

In 2019, the Moncure mill received an initial notice of violation from the North Carolina Department of Environmental Quality (NCDEQ) for exceedances of stormwater benchmarks. The administrative proceeding remains open until the Moncure mill can demonstrate ongoing compliance with such benchmarks. There was no civil penalty assessed for the initial notice of violation.

Our Eugene, Oregon mill was subject to an administrative proceeding by the Lane Regional Air Protection Agency in 2018. We negotiated a settlement that included monetary fines and an agreement to implement improvements to certain emissions control equipment and processes. The mill was assessed a civil penalty, and after showing compliance this matter closed, unless the mill fails to meet emission standards in future compliance testing.

Any such proceedings or claims may have an adverse effect on our business, financial condition, results of operations and cash flows. See “Item 3. Key Information—Risk Factors—Risks Relating to the Company—Environmental concerns led to the temporary suspension of our operations at the Valdivia Mill in 2005, which adversely affected, and in the future may continue to adversely affect, our business, financial condition, results of operations and cash flows.”

As a result of such proceedings, we cannot assure you that our mills will be able to operate without interruption. Any such interruption, or unexpected costs to resolve such proceedings, could have a material and adverse effect on our business, financial condition, results of operations and cash flows.

Our ability to access local and international credit or capital markets may be restricted at a time when we need financing, which could have a material adverse effect on our flexibility to react to changing economic and business conditions.

As of December 31, 2020, we had approximately U.S.$6.2 billion of outstanding indebtedness. See “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition, Results of Operations and Cash Flows—Liquidity and Capital Resources—Contractual Obligations.” The economic environment prevailing at any point in time may prevent us from accessing, or restrict our access to, credit and capital markets to satisfy our financing needs, or we may not be able to refinance our existing indebtedness on terms that are favorable to us or at all. If we are unable to refinance our indebtedness as it becomes due, or if we refinance such indebtedness on terms that are not favorable to us, our business, results of operations and financial condition could be materially and adversely affected.

Material disruptions affecting our manufacturing mills, remanufacturing facilities, or forestry assets, could negatively impact our financial results and forestry operations.

A material disruption at any of our manufacturing, processing or remanufacturing facilities could prevent us from satisfying customer demand for our products, meeting our production targets and/or require us to make unplanned capital expenditures, resulting in lower sales, which could have a negative effect on our financial results. Our Chilean and Mexican facilities are located in regions known for seismic activity that exposes our facilities to the risk of earthquakes and, in some areas, to subsequent tsunamis.

A long-lasting conflict in the Araucanía region in Chile has extended in territory and escalated in violence in recent years towards areas where we have operations, especially in the Bío Bío and Los Rios regions. This conflict has included assaults, occupation of lands, arson of machinery and other assets, road blockades and confrontations with police. We have also faced other additional difficulties in such regions, including theft of logs. Further escalation of violence may result in material disruptions to our forestry or industrial operations in such regions.

In addition, our facilities (or any of our machines within an otherwise operational facility) could cease operations unexpectedly due to a number of events, including:

•	unscheduled maintenance outages;

•	prolonged power failures;

•	an equipment failure;

•	fires, floods, hurricanes or other adverse weather;

•	disruptions in the transportation infrastructure, including roads, bridges, railroad tracks, tunnels and ports;

•	a chemical spill or release;

•	explosion of equipment;

•	the effect of a drought or reduced rainfall on its water supply;

•	labor difficulties;

•	terrorism or threats of terrorism;

•	coronavirus or other global epidemic;

•	domestic and international laws and regulations applicable to our Company and our business partners, including joint operation partners, around the world; and

•	other operating problems.

In connection with losses to our production plants, facilities, equipment and forestry assets caused by material disruptions, our insurance coverage may be insufficient. The incurrence of losses or other liabilities that are not covered by insurance could result in significant and unexpected additional costs. Moreover, the terms and conditions for the renewal of our insurance policies may change in the future depending upon market circumstances and the type and amount of risks insured. See “Item 4. Information on our Company—Description of Business—Insurance”.

Currency fluctuations may have a negative effect on our financial results.

Domestic currencies of the countries in which we have industrial operations have been subject to depreciations and appreciations in the past and may be subject to significant fluctuations in the future. We transact a significant portion of our business in U.S. dollars, and the U.S. dollar is the currency of the primary economic environment in which we operate. A portion of our operating costs, however, is denominated in domestic currencies other than the U.S. dollar. Therefore, an increase in the exchange rate between any such domestic currencies and the U.S. dollar would increase our operating costs.

In addition, as an international company operating in Chile and several other countries, we transact a portion of our business and have assets and liabilities in Chilean pesos and other non-U.S. dollar currencies, such as the Euro, the Argentine peso, the Uruguayan peso, the Brazilian real, the Colombian peso, the Mexican peso and the Canadian dollar, among others. To the extent that the Chilean peso depreciates against the U.S. dollar, our domestic revenues may be adversely affected when expressed in U.S. dollars. The same effects may occur for our domestic sales in Argentina, Brazil, Mexico and Canada, or other countries where we have operations for revenues related to products sold in each of the respective local currencies. As a result, fluctuations in the exchange rates of such foreign currencies relative to the U.S. dollar may have a material adverse effect on our business, results of operations, financial condition and cash flows.

We may be adversely affected by changes in LIBOR reporting practices or the method in which LIBOR is determined, or by variations in interest rates, including the planned discontinuation of LIBOR.

As of the date of this annual report, our outstanding debt included loans indexed to the London Interbank Offered Rate (“LIBOR”). In an announcement on 27 July 2017, the U.K. Financial Conduct Authority (FCA), which is the competent authority for the regulation of benchmarks in the UK, advocated a transition away from reliance on LIBOR to alternative reference rates and stated that it would no longer persuade or compel banks to submit rates for the calculation of the LIBOR rates after 2021 (the “FCA Announcement”). The FCA Announcement formed part of ongoing global efforts to reform LIBOR and other major interest rate benchmarks. At this time, the nature and overall timeframe of the transition away from LIBOR is uncertain and no consensus exists as to what rate or rates may become accepted alternatives to LIBOR. On 25 March 2020, the FCA stated that although the central assumption that firms cannot rely on LIBOR being published after the end of 2021 has not changed, there has been impact on the timing of some of the transition milestones due to the recent COVID-19 outbreak

It is not possible to predict the further effect of the rules of the FCA, any changes in the methods by which LIBOR is determined, or any other reforms to LIBOR that may be enacted in the United Kingdom, the European Union or elsewhere. Any such developments may cause LIBOR to perform differently than in the past or cease to exist. It is also not possible to predict whether the global COVID-19 crisis will have further effects on the LIBOR transition plans. In addition, any other legal or regulatory changes made by the FCA, ICE Benchmark Administration Limited, the European Money Markets Institute (formerly Euribor-EBF), the European Commission or any other successor governance or oversight body, or future changes adopted by such body, in the method by which LIBOR is determined or the transition from LIBOR to a successor benchmark may result in, among other things, a sudden or prolonged increase or decrease in LIBOR, a delay in the publication of LIBOR, and changes in the rules or methodologies in LIBOR, which may discourage market participants from continuing to administer or to participate in LIBOR’s determination, and, in certain situations, could result in LIBOR no longer being determined and published. If a published U.S. Dollar LIBOR rate is unavailable after 2021, the interest rates on our debt which is indexed to LIBOR will be determined using various alternative methods, any of which may result in interest obligations which are more than or do not otherwise correlate over time with the payments that would have been made on such debt if U.S. Dollar LIBOR was available in its current form. Further, the same costs and risks that may lead to the discontinuation or unavailability of U.S. Dollar LIBOR may make one or more of the alternative methods impossible or impracticable to determine. Any of these proposals or consequences could have a material adverse effect on our financing costs.

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

Similarly, forest fires are always a risk, particularly during the forestry fires season that in Chile typically extends from the last quarter of each year through the southern hemisphere summer to the end of the first quarter of the following year.

In January and February 2017, wildfires, exacerbated by high temperatures, the action of the winds, low atmospheric humidity and the complexity of combatting multiple focal points that appeared simultaneously in different places, broke out in the central and southern regions of Chile, and in respect of the Company, in the Maule and Bío Bío regions. As a consequence of such fires, the Company suffered the burning of approximately 72,500 hectares of forest plantations, which had a fair value of approximately U.S.$210 million, according to IFRS accounting rules. The affected forest plantations represented approximately 5.6% of the fair value of the total of the forest plantations of the Company, and approximately 1.5% of the total assets of Arauco. The affected plantations have been managed by the Company in order to minimize the damage suffered as a consequence of the fires.

During the 2019-2020 forest fire season, approximately 2,728 hectares of our forest plantations have been affected, and during the 2020-2021 forest fire season in Chile, approximately 407 hectares of our forest plantations have been affected. In September 2020, a fire affected 4,187 hectares of our forest plantations in Novo Oeste Forest (Brazil) which lasted over a week. During the 2020-2021 forest fire season, a total amount of approximately 4,983 hectares were affected.

In connection with losses to our production plants, facilities, equipment and forestry assets caused by fires, our insurance coverage may be insufficient. We do not maintain insurance coverage against pests, diseases and, in certain areas, fires that could affect our planted forests. The incurrence of losses or other liabilities that are not covered by insurance could result in significant and unexpected additional costs. Moreover, the terms and conditions for the renewal of our insurance policies may change in the future depending upon market circumstances and the type and amount of risks insured. See “Item 4. Information on our Company—Description of Business—Insurance.”

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

Regarding water scarcity, the central region of Chile has experienced a drought during the last months of 2019 and, as a consequence, the Licancel Mill had to cease its activities for approximately three months. Rainfalls in the region slightly increased during the 2020 and 2021 summer seasons as compared to 2019, and thus we were able to ensure the continuity of our operations. We are currently evaluating alternative ways to mitigate the effect that future droughts may have in our operations.

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

From time to time, we carry out mergers, acquisitions and investments to expand or complement our operations. In connection with such transactions, we may be exposed to various risks, including those arising from: (i) not having accurately assessed the value, future growth potential, strengths, weaknesses and potential profitability of potential acquisition targets; (ii) difficulties in successfully integrating, operating, maintaining or managing newly-acquired operations, including personnel; (iii) unexpected costs of such transactions; or (iv) unexpected contingent or other liabilities or claims that may arise from such transactions. If any of these risks were to materialize, it could adversely affect our business, financial condition and results of operations.

Our operations could be adversely affected by labor action, contractual and other disputes.

Approximately 57.4% of our employees in Chile, 55% of our employees in Argentina, 29% of our employees in Uruguay, 9% of our employees in Brazil (although 100% are represented by the unions), 39% of our employees in Mexico and none of our employees in the United States or Canada were unionized as of December 31, 2020.We have had certain work slowdowns, stoppages and other labor-related disruptions have adversely affected our operations.

Under Chilean, Brazilian, and Mexican labor legislation, we are secondarily liable for the payment of labor and social security obligations owed to our contractors’ employees. In Chile, if we do not supervise our contractors in their fulfillment of their labor and social security obligations pursuant to labor laws, then our responsibility will be elevated from secondary to joint and several, thus enabling an employee of a contractor to bring a claim against both the contractor and us (as the party hiring such contractor), even though the contractor will remain primarily liable for its obligations. We are also responsible for the health and safety conditions of the contractors’ employees and are obliged to ensure that the contractors comply with all obligations related to such conditions, while such employees are performing activities within the scope of our business operations.

Chile

In Chile we experienced two stoppages during March 2020, the first one (lasting seven days) due to a court order stoppage in our Nueva Aldea plywood mill, and the second was a one-day partial stoppage in our Teno, Nueva Aldea, Horcones and Valdivia wood products mills; a three-day stoppage during April 2020 as a result of an order from the health authorities related to a positive COVID-19 test result of a contractor’s employee in our Arauco mill; one stoppage during October 2019 (lasting three days), three stoppages caused by employees in our Arauco pulp mill that also affected other mills in our Horcones complex. Additionally, we suffered stoppages during October and November 2019 as a result of social unrest in Chile, as our workers were not able to enter the production plants; one stoppage during April 2018 (lasting nine days), three stoppages caused by employees of our third party contractors in our Horcones complex during February (lasting two days), April (lasting two days) and November (lasting five days) of 2017; and seven separate occasions of blockades during 2016, which included stoppages in the Horcones complex for four days and another for one day, a three-day stoppage at the entrance of our El Colorado sawmill; three one-day stoppages in our Viñales sawmill during the months of April, August and November 2016, and a three-day stoppage in our Constitución Mill during May 2016.

At the end of 2017, the Constitución pulp mill and the Viñales sawmill and remanufacturing facility experienced a 40-day stoppage caused by workers of certain transportation companies.

We renewed all collective-bargaining agreements that expired during 2020 in Chile. We cannot assure you that a work slowdown, or a work stoppage or strike, will not occur prior to or upon the expiration of our labor agreements, and we are unable to estimate the extent to which any such work slowdown, stoppage or strike may adversely affect our sales.

In addition, we depend to a significant extent on employees of contractors to which we outsource a wide range of services including management of certain of our plantations and transportation of raw materials and products.

In Chile, as of December 31, 2020, we had contracts with approximately 296 contractors, who employed approximately 15,122 employees. During 2019, we incorporated approximately 189 employees in the wood products business, who were previously employed by certain suppliers. Such employees work in the Horcones Complex, the Valdivia Complex, the Nueva Aldea Complex and the Arauco plywood mill. In June 2018, we also commenced an insourcing process in three forest nurseries that were previously managed by contractor companies, which involved the hiring of 715 employees directly.

Argentina

Our Argentine operations have not experienced any work stoppages in the last five years.

In Argentina, joint liability rules that are substantially similar to those we are subject to in other countries where we have industrial operations, apply to a principal and its contractors. In addition, national rural labor law, Law No. 26,727, promulgated on December 28, 2011 and fully in effect since March 2013, permits contractor employees under forestry contracts to bring actions directly against the principal to whom the employees’ services are being provided, instead of requiring them to bring actions against the contractor. For works or services related to the ordinary production process of a principal, the law provides that an employment relationship is deemed to exist between the principal and the employee of the contractor. Pursuant to Decree No. 34/2019 (the “Decree 34/19”), the Argentine Federal Government declared a public emergency with regard to employment for a term of one hundred and eighty (180) days as of December 13, 2019 (the date the Decree 34/19 was published in the Official Gazette). Within that scope, the Decree 34/19 establishes that employees dismissed without cause are entitled to receive double severance. With the aim of generating new employment opportunities, employees hired after the Decree 34/19 came into force will not be subject to the Decree 34/19. Decree 34/19 was extended until December 31, 2021. On March 31, 2020, Decree No. 329/2020 (the “Decree 329/20”) was published in the Official Gazette, prohibiting dismissals without cause as well as dismissals due to lack or reduction of work and/or force majeure. Initially, the prohibition was established for 60 days and was later extended for the same period until April 25, 2021. On July 30, 2020 the Argentine Congress passed Law No. 27,555(the “Teleworking Law”) providing the legal framework for employees working remotely. On February 5, 2021, the Argentine Ministry of Labor published Resolution 54/2021, providing that the Teleworking Law will enter into force on April 1, 2021. On March 18, 2021, Resolution 142/2021 of the Ministry of Labor was published on the Official Gazette, providing that the fact that employees have worked and may continue working remotely as a result of the restrictions imposed by the Argentine government to address the COVID-19 outbreak does not imply that such employees have expressed their voluntary acceptance as required for the applicability of the telework modality and, therefore, the terms and conditions set forth in Law No. 27, 555 are not enforceable.

Brazil

Our Brazilian operations have not experienced any work stoppages in the last nine years, other than a generalized truck-drivers’ strike in 2018 that affected our operations. As a consequence of this event, we could not receive raw materials or dispatch products, and our employees could not easily access our Brazilian mills during such time, which resulted in a stoppage of ten days. As a result, transportation costs increased 25% in average, which directly affected the cost of our final product, increasing them between 3% to 5% depending on the type of product.

In Brazil, as of December 31, 2020, we had contracts with approximately 52 contractors, who in turn employed approximately 722 employees (404 full time and 318 part time).

United States and Canada

During the last eight years, we experienced no strikes or other material work stoppages at our U.S. and Canadian subsidiaries.

Our U.S. operations must comply with the regulations issued by the Occupational Safety & Health Administration (OSHA) and the Federal Labor Standards Act (FLSA), among others. Our Canadian operations must comply with the regulations of Worksafe New Brunswick and Ontario Ministry of Labor.

In August 2019, Arauco North America announced the closure of the St. Stephen particleboard operation, and ceased its operations on December 13,2019, dismissing 60 employees. On February 11, 2020, we announced the closure of our Eugene MDF facility and ceased operations on May 1, 2020, dismissing 70 employees. On April 22, 2020, we announced the closure of our Bennettsville MDF facility and ceased operations on May 28, 2020, dismissing 118 employees. Both MDF closures were related to an imbalance between supply and demand coupled with the fact that the older manufacturing platform was less competitive compared to the Company’s other advanced, high-capacity particleboard platforms. In April 2020, we announced the closure of Moncure PB’s particleboard line, which ceased its operations on May 1,2020, resulting in the dismissal of 45 employees. The Moncure closure was the result of the opening of our particleboard facility in Grayling, Michigan, which provided a more efficient model in costs and volume. On June 11, 2020, we announced the closure and ceased operations of our Duraflake Particleboard facility, discontinuing two treating lines (one thermally fused laminate -also known as melamine coating, or “TFL” line- and one particleboard line). This closure resulted in the dismissal of 83 employees. The closure of our Duraflake operations was based on an assessment that determined the older manufacturing platform was less competitive in a challenging marketplace. The aforementioned closures across our manufacturing sites resulted in the elimination of 29 shared services roles from our corporate support offices.

Mexico

During 2020, we experienced no strikes or other material work stoppages affecting our Mexican operations. We have collective-bargaining agreements with the unions representing the employees of our Durango and Zitácuaro mills, corresponding to our Mexican subsidiaries. During 2020 Mexican labor law changed in several respects, including without limitation, changes related to outsourcing condition and union regulations, among other. Current labor conditions in our Durango mill will remain unchanged during 2021. In our Zitácuaro mill current labor conditions will remain unchanged until May 1, 2021.

Uruguay

During 2019 and 2020, our Uruguayan operations did not experience any relevant work stoppages. The Montes del Plata joint operation have collective agreements with pulp mill union employees (which are valid through 2024), as well as with pulp industry employees and forest nursery employees (which are valid through 2021).

On June 4, 2016, the Montes del Plata mill’s activity was suspended for five days as a result of labor unrest involving employees of our logistics contractors, who blocked the access to the mill.

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

Cybersecurity events, such as a cyberattack could adversely affect our business, financial condition and results of operations

Our business depends on information technology systems to effectively manage our production processes. Therefore, interruptions in these systems caused by employee error or attacks, external cyber-attacks, obsolescence or technical failures can deeply harm our business operations. Cybersecurity risks have generally increased in recent years as a result of the proliferation of new technologies and the increased sophistication and activities of cyberattacks. Any failure of our systems related to sensitive information could disrupt our business and result in production errors, processing inefficiencies and the loss of sales and customers, which in turn could result in decreased revenue, increased costs and excess or out-of-stock inventory levels.

Additionally, cyberattacks or internal actions, including negligence or misconduct of our employees and suppliers, may have a negative impact on our reputation, our relationship with external entities (government, regulators, partners, among others) and our strategic positioning with relation to our competitors. Any significant security breaches or disruptions in the performance of our information technology systems could have a material adverse effect on our results of operations and financial condition.

Developments relating to the COVID-19 pandemic have had and may continue to have an adverse effect on our business operations.

In late December 2019 a notice of a virus originating from Wuhan, Hubei province (COVID-19, caused by a novel coronavirus) was reported to the World Health Organization, with cases soon confirmed in multiple provinces in China, as well as in other countries. Several measures have been undertaken by governments around the globe, including the use of quarantine, screening at airports and other transport hubs, travel restrictions, suspension of visas, nation-wide lockdowns, closing of public and private institutions, suspension of sport events, restrictions to museums and tourist attractions and extension of holidays, among many others. However, the virus continues to spread globally and, as of the date of this annual report, has affected more than 180 countries and territories around the world, including Chile, Argentina, Brazil, Uruguay, Mexico and the United States, among others. To date, the outbreak of the novel coronavirus has caused significant social and market disruption. The final impact on the global economy and financial markets is still uncertain, but is expected to be significant.

The COVID-19 outbreak spread into all the countries in which we operate and has caused temporary disruptions to some of our business and industrial operations. We have adopted and may continue to adopt further contingency measures, such as stricter cleaning protocols, reduction of employees at our operations, and even suspension of operations. The existence and continuance of the pandemic in the countries where our clients (especially in our pulp business) are located could result in reduced demand. Due to the pervasive nature of the pandemic and that its duration is not known, there is uncertainty around its ultimate impact on our business; therefore, the negative impact on our financial and operating results cannot be reasonably estimated at this time, and we cannot rule out a material impact in the future. The prolonged pandemic or the imposition of more restrictive measures in all the countries in which we operate could result in the imposition of further quarantines or closures and/or import and export restrictions which could further adversely affect our business, financial condition, results of operations or prospects. Additionally, we cannot predict how the disease will evolve (and potentially, spread) in the countries where we have industrial operations, nor anticipate what additional restrictions governments of those countries or other countries may impose. To the extent COVID-19 adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Risks Relating to Chile

Adverse changes in Chile’s political, legal, tax, social and economic conditions could directly impact our business and the market price of our securities.

For the year ended on and as of December 31, 2020, 67.1% of our property, plant and equipment and forest assets were directly owned by Arauco and our Chilean subsidiaries, and 55.2% of our revenues were attributable to our Chilean operations. Accordingly, our business, financial condition, results of operations and cash flows depend, to a considerable extent, upon political and economic conditions in Chile. Future changes in Chile’s political and economic conditions – affecting interest rates, inflation, tax rates or charges on imports and/or exports, among others – could adversely affect our business, financial condition, results of operations and cash flows and may impair our ability to proceed with our strategic plan of business. In addition, such changes may impact the market price of our securities.

Beginning in October 2019, Chile experienced a series of protests. These protests began after the government’s announcement of an increase in subway fares in Santiago but later evolved to express broader concerns of the population. In response to such protests and related violence, the government suspended the increase in subway fares and declared a state of emergency and imposed a nighttime curfew in the greater Santiago region and other regions, which were in place for nine days and ended on October 28, 2019.

In addition, on October 25, 2020, Chile held a referendum whereby nearly 80% of voters opted to replace the National Constitution and to have a new National Constitution drafted by a special constitutional convention comprised of 155 citizens to be elected in May 2021 solely for that task. According to Law No. 21,216, the constitutional convention shall be gender-equal. Upon its drafting and approval by two-thirds of the constitutional convention’s members, the final draft of the new National Constitution will be submitted to a further public referendum expected to be held in June 2022 for its approval or rejection by absolute majority vote.

We cannot assure that the current political and social situation or future developments in Chile, over which we have no control, will not have an adverse effect on our business, financial condition or result of operations. Further, we cannot assure that any new government policies, or any new law enacted by Congress in response to recent social developments will not adversely affect the Chilean economy or, directly or indirectly, our business, operations and revenues.

Chile has different corporate disclosure standards from those with which you may be familiar in the United States, and Chile’s securities laws may not afford you the same protections as U.S. securities laws.

The securities disclosure requirements applicable to certain foreign private issuers differ from those applicable to issuers domiciled in the United States in some important respects. Accordingly, the information about us available to you will not be the same as the information disclosed by a U.S. company required to file reports with the U.S. Securities and Exchange Commission, or “SEC.”

In addition, although Chilean law imposes restrictions on insider trading and price manipulation, applicable Chilean securities laws and regulations are different from those in the United States, and some investor protections available in the United States may not be available in the same form, or at all, in Chile.

Risks Relating to Argentina

The economic conditions and government policies in Argentina may adversely affect our financial condition, results of operations and cash flows.

For the year ended on and as of December 31, 2020, 6.4% of our property, plant and equipment and forest assets were owned by our Argentinean subsidiaries, and 8.0% of our revenues were attributable to our Argentine operations. As a result of the foregoing, our business, financial condition, results of operations and cash flows will be dependent, to a certain extent, on economic conditions in Argentina. See “Item 4. Information on our Company—Description of Business—History.”

In 2017, the Company signed an intercompany loan with Arauco Argentina S.A. (“Arauco Argentina”), for U.S.$250 million, which proceeds were used to repay in full certain Arauco Argentina debt that we guaranteed. During 2018, Arauco Argentina prepaid U.S.$90 million. The balance due after such prepayment is U.S.$160 million.

There are various aspects of the Argentine economy that could adversely affect our operations, including, among others, inflation, interest rates, foreign exchange controls and taxes. Although past restrictions did not materially affect Arauco Argentina’s business, financial condition, results of operations and cash flows, excepts its ability to service its debt or transfer funds abroad.

On May 28, 2020, the Central Bank of the Argentine Republic (“BCRA”) issued Communication “A” 7030 as amended by Communications “A” 7042, 7052, 7068, 7079, 7094, 7151, 7193 and 7239 (“Communication 7030”), which established additional requirements on outflows made through the local foreign exchange market. Among other things, Communication 7030 provides that the BCRA’s prior approval is required to access the foreign exchange market to make payments abroad of principal of financial debts if the creditor is an affiliate of the debtor. This requirement is applicable until June 30, 2021, pursuant to Communication “A” 7239. Such requirement does not apply to the local financial institutions’ proprietary transactions. This provision continues in force and the BCRA has not yet authorized Arauco Argentina to make the principal payments that were due on June 1, 2020 and December 1, 2020. The unpaid past due balance totals U.S. $25 million.

Likewise, further exchange control regulations issued during 2020 have made it difficult for Argentine companies, including our subsidiaries, to make payments abroad for goods and services.

We cannot predict how the, current restrictions on foreign transfers of funds may change after the date hereof and whether they may impede our ability to fulfill our commitments which in turn could have a negative impact on our financial condition, results of operations and cash flows.

We have no control over and cannot predict how any future changes in economic policy or other changes in the Argentine economy could affect our operations and revenues in Argentina.

The Argentine government has exercised, and continues to exercise, significant influence over the Argentine economy. Argentine political and economic conditions have a direct impact on our business.

The Argentine government has exercised and continues to exercise a substantial influence over many aspects of the Argentine economy. In furtherance of its economic objectives, the Argentine government has adopted a wide variety of measures, such as wage and price controls, currency devaluations, exchange and capital controls and limits on imports, among others. The business, financial condition, results of operations and cash flows of our Argentine subsidiaries may be adversely affected by any such measures or regulatory changes, including with respect to tariffs and exchange controls.

The Argentine government’s measures have had and may continue to have a material effect on private sector entities, including our operations in Argentina. We have no control over and cannot predict how government intervention and policies will affect the Argentine economy or, directly and indirectly, our operations and financial condition.

Future economic, social and political developments in Argentina may adversely affect the business, financial condition, results of operations and cash flows of our Argentine subsidiaries.

Risks Relating to Brazil

Economic conditions in Brazil may have a direct impact on our business, financial condition, results of operations and cash flows.

For the year ended on and as of December 31, 2020, 5.5% of our property, plant and equipment and forest assets were owned by our Brazilian subsidiaries and 8.8% of our revenues were attributable to our Brazilian operations. See “Item 4. Information on our Company—Description of Business.” As a result of the foregoing, to a certain extent, our business, financial condition, results of operations and cash flows will be dependent on economic conditions in Brazil.

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on our business.

The Brazilian government has exercised and continues to exercise a substantial influence over many aspects of the Brazilian economy. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, wage and price controls, currency devaluations, capital controls and limits on imports. The business, financial condition, results of operations and cash flows of our Brazilian subsidiaries may be adversely affected by such matters, changes in policy or regulation involving tariffs and exchange controls, as well as by other factors.

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

For the year ended on and as of December 31, 2020, 14.1% of our property, plant and equipment and forest assets were located in Uruguay, and 7.7% of our revenues were attributable to the Uruguayan joint operation of Montes del Plata. See “Item 4. Information on our Company—Description of Business.”

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

For the year ended on and as of December 31, 2020, 5.4% of our property, plant and equipment were owned by our U.S. subsidiaries, and 14.0% of our revenues were attributable to our U.S. operations. See “Item 4. Information on our Company—Description of Business.”

For the year ended on and as of December 31, 2020, 0.4% of our property, plant and equipment were owned by our Canadian subsidiaries, and 3.5% of our revenues were attributable to our Canadian operations. See “Item 4. Information on our Company—Description of Business.”

As a result of the foregoing, to a certain extent, our business, financial condition, results of operations and cash flows will be dependent on economic conditions in the United States and Canada.

Risks Relating to Mexico

Economic conditions and government policies in Mexico may have a material impact on the business, financial condition, results of operations and cash flows

For the year ended on and as of December 31, 2020, 1.1% of our property, plant and equipment were owned by our Mexican subsidiaries, and 2.8% of our revenues were attributable to our Mexican operations. See “Item 4. Information on our Company—Description of Business.”

In the past, Mexico has experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation, government intervention in the economy and other economic disruptions. Future economic, social and political developments in Mexico may adversely affect the business, financial condition, results of operations and cash flows of our Mexican subsidiaries.

Risks Relating to Other Markets

Our business, earnings and prospects may be adversely affected by developments in other countries that are beyond our control.

Our business, financial condition, results of operations and cash flows depend on the level of economic activity, government and foreign exchange policies and political and economic developments in our principal markets. Our business, earnings and prospects, as well as our financial condition, results of operations, cash flows and the market price of our securities, may be materially and adversely affected by developments in our principal markets relating to inflation, interest rates, currency fluctuations, protectionism, government subsidies, price and wage controls, exchange control regulations, taxation, expropriation, social instability or other political, economic or diplomatic developments. For example, certain target countries to which we export may impose buying restrictions in our industry, which may adversely affect our sales. We have no control over these conditions and developments which could adversely affect us and our business, financial condition, results of operations and cash flows or the price or market of our securities.

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

Our cash flow and ability to service debt is dependent, in part, on the cash flow and earnings of our subsidiaries and the payment of funds by those subsidiaries to us, in the form of loans, interest, dividends or otherwise. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due under the terms of our securities or to make any funds available for such purpose.

Furthermore, claims of creditors of our subsidiaries, including trade creditors, will have priority over our creditors, including holders of our securities, with respect to the assets and cash flow of our subsidiaries. Our right to receive assets of any of our subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of our securities to participate in those assets) will be effectively subordinated to the claims of our subsidiaries’ creditors.

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

On September 25, 2018, Fitch Ratings changed our ratings outlook from negative to stable, mentioning that the ratings were supported by the Company’s strong financial position and business position as a low-cost producer of market pulp.

On January 31, 2019, Feller Rate changed our local rating from AA- to AA, stating that this change was attributable to the strategic plan of the Company, focused on high internationalization through investments and acquisitions, which has led to an improvement in business profile and main credit indicators.

On September 27, 2019, Fitch Ratings changed our ratings outlook from stable to negative, mentioning a projected increase in net debt as a result of weaker pulp prices which has also decreased the operating cash flow available.

On October 15, 2019, Standard & Poor’s changed our ratings outlook from stable to negative, citing higher leverage expectations for the next two years amid lower-than-expected pulp prices coupled with a high investment cycle.

We cannot assure you that we will not be subject to further credit rating downgrades. Credit rating downgrades below investment grade could have a material and adverse effect on our ability to service our debt, including our securities, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

Item 4. Information on our Company

DESCRIPTION OF BUSINESS

Overview

We believe that we are one of Latin America’s largest forest plantation owners and one of the world’s largest producers of bleached and unbleached softwood kraft pulp, bleached hardwood kraft pulp and wood products in terms of production capacity. We have industrial operations in Chile, Argentina, Brazil, Mexico, the United States and Canada. We also have industrial operations in Uruguay, through our 50% share in the Montes del Plata joint operation, and in Spain, Portugal, Germany and South Africa, through our 50% share in the Sonae Arauco joint venture. As of December 31, 2020, we had more than 1.0 million hectares of plantations in Chile, Argentina, Brazil and Uruguay combined.

During 2020, (i) we sold 3.7 million metric tons of pulp, in the form of hardwood bleached pulp, softwood bleached pulp, softwood unbleached pulp, fluff pulp, and dissolving pulp; (ii) we sold 8.3 million cubic meters of wood products, including sawn timber (green and kiln-dried lumber), remanufactured wood products, plywood and panels (medium-density fiberboard, or MDF, particleboard, or PBO, and high-density fiberboard, or HB); and (iii) we harvested 18.5 million cubic meters of sawlogs and pulplogs. Our revenues are derived from export sales and domestic sales in the countries where we have industrial operations. During 2020, sales in Asia , North America, and South and Central America accounted for 31.1%, 34.1% and 23.7%, respectively, of our total revenue for such year.

As of December 31, 2020, our planted forests consisted of approximately 62.7% radiata, taeda and elliottii pine and approximately 35.2% eucalyptus. We seek to manage our forestry resources sustainably in a way that ensures that the annual growth of our forests is equal to or greater than the volume of resources harvested each year. In 2020, we planted a total of 55,483 hectares and harvested a total of 47,302 hectares in Chile, Argentina, Brazil and Uruguay.

We operate our business through three main divisions: pulp, wood products and forestry products, each as described below.

Pulp. We own and operate five pulp mills in Chile, one in Argentina and jointly own and operate one in Uruguay through our Montes del Plata joint operation with Stora Enso Oyj. Our aggregate installed annual pulp production capacity (including our 50% share of the Montes del Plata mill’s 1.4 million metric ton capacity) is approximately 4.0 million metric tons. During 2020, our pulp mills produced 3.3 million tonnes of bleached pulp and 0.5 million tonnes of unbleached pulp. During 2020, our sales volume (in tonnes) in Asia and Oceania, Europe, and North and South America represented approximately 74.3%, 14.5% and 11.1%, respectively, of our total pulp sales volume. During 2020, our pulp revenues were U.S.$1,928.9 million, representing 40.8% of our total annual revenues.

Wood Products. Our wood products segment (formerly known as our timber segment) consists of our manufacturing of fiberboard panels, plywood, sawn timber and remanufactured wood products manufacturing operations. We own and operate fiberboard panel and plywood mills in Chile, Argentina, Brazil, the United States, Canada and Mexico. Fiberboard includes hardboard or high-density fiberboard, medium-density fiberboard and particleboard. Our aggregate installed annual production capacity of our fiberboard panel and plywood production capacity is approximately 7.6 million cubic meters.

During 2020, our sales volume (in cubic meters) of medium-density fiberboard panels, particleboard panels and hardboard panels represented approximately 53.8%, 46.2% and 0.0% of our total fiberboard panel sales volume, respectively. During 2020, our fiberboard panels sale volume (in cubic meters) in the United States and Canada, Brazil, Mexico, Argentina, Chile and other countries represented approximately 46.5%, 25.7%, 10.4%, 6.2%, 4.2% and 3.5%, respectively, of our total fiberboard panel annual sales volume.

During 2020, our fiberboard panel and plywood mills (excluding the mills owned by Sonae Arauco) produced approximately 6.0 million cubic meters of fiberboard panels and plywood. During 2020, our fiberboard panel and plywood revenues (excluding Sonae Arauco) were U.S.$1,917.9 million, representing 40.5% of our total annual revenues.

We have seven sawmills in operation in Chile and one in Argentina with an aggregate installed annual production capacity of approximately 2.9 million cubic meters of sawn timber. We also own four remanufacturing facilities in Chile and one in Argentina that reprocess sawn timber into remanufactured wood products such as mouldings, jams and pre-cut pieces for doors, furniture and door and window frames. In 2020, we produced 2.5 million cubic meters of sawn timber and remanufactured wood products. During 2020, our sawn timber and remanufactured wood products revenues were U.S.$663.4 million representing 14.0% of our total annual revenue.

During 2020, our wood products sales volume (in cubic meters) in North America, Central and South America, Asia and Oceania, and other countries represented approximately 51.8%, 33.3%, 11.5% and 3.4%, respectively, of our total wood products sales volume. In 2020 our wood products revenues were U.S.$2,581.4 million representing 54.5% of our total annual revenues.

Forestry Products. Our forestry products are sawlogs, pulplogs, chips and others in Chile, Argentina and Brazil. During 2020, our forestry products revenues (from sales to third parties) were U.S.$ 111.9 million, representing 2.4% of our total annual revenues.

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

In 1996, we acquired Alto Paraná S.A., an Argentine company (that, effective January 1, 2015, changed its name to Arauco Argentina S.A.), which, at the time of the acquisition, owned plantations and other land in Argentina and manufactured and sold bleached softwood kraft pulp. With this acquisition, we began our expansion outside of Chile.

Between 2005 and 2007, we expanded our presence in Chile, Argentina and Brazil through a series of acquisitions that increased our land holdings and the production capacity of various sectors of our business. In 2009, through a subsidiary, together with a subsidiary of Stora Enso, we acquired the Uruguayan subsidiaries of ENCE. The main assets of these Uruguayan companies included 130,000 hectares of land, of which 73,000 had forestry plantations, 6,000 hectares under agreements with third parties, an industrial site, the necessary environmental permits for the construction of a pulp mill, a river terminal, a chip producing mill and a nursery.

On August 26, 2009, our subsidiary Placas do Paraná S.A. (now, Arauco do Brasil S.A.) acquired 100% of the shares of Tafisa Brasil (which has been renamed Arauco do Brasil S.A.) the primary asset of which is a panel production facility located in the state of Paraná. The facility has an annual total installed capacity of 750,000 cubic meters, including three production lines: two lines producing MDF and one line producing PBO. The facility also added-value lines to produce products for the construction and furniture industries.

On September 27, 2009, we entered into a series of joint operation agreements with Stora Enso, which resulted in we and Stora Enso agreeing joint control over a group of companies operating in Uruguay, referred to as Montes del Plata.

In 2011, the Montes del Plata operation built a state-of-the-art pulp mill with an annual production capacity of 1.3 million tonnes, a port and a power producing unit based on renewable sources, all located in Punta Pereira in the department of Colonia, Uruguay. The pulp mill entered the production phase in June 2014 and reached full production capacity in October 2015.

In April 2010, our subsidiary Arauco do Brasil S.A. acquired 100% of the shares of Dynea Brasil S.A., which it absorbed by

May 2010.

In November 2011, Centaurus Holdings S.A., a Brazilian company 51% owned by Klabin S.A. and 49% owned by our subsidiary Arauco Forest Brasil S.A., acquired the shares of Florestal Vale do Corisco Ltda., which has 107,000 hectares of land in the Brazilian state of Paraná. On May 31, 2012, Centaurus Holdings S.A. was absorbed by Florestal Vale do Corisco Ltda.

In 2011, our subsidiary Arauco Argentina acquired 100% of the shares of Greenagro S.A., a company engaged in forestry activities in the area of Isla Victoria, province of Entre Ríos, Argentina.

In 2012, Arauco Panels USA, one of our U.S. subsidiaries, acquired an industrial facility in Moncure, North Carolina. The facility includes MDF and high-density fiberboard, or HDF, production lines with annual production capacity of up to 330,000 cubic meters, a PBO production line with annual production capacity of up to 270,000 cubic meters and two melamine product production lines.

In September, 2012, we acquired 100% of the shares of Flakeboard Company Limited, (“Flakeboard”), a key North American producer of wood paneling for furniture with seven panel mills in Canada and the U.S., with an aggregate annual production capacity of 1.2 million cubic meters of MDF panels, an annual production capacity of 1.2 million cubic meters of PBO, and an annual production capacity of 634,000 cubic meters of melamine.

During the second quarter of 2013, we reorganized and merged our wholly-owned forestry subsidiaries—with and into Forestal Celco S.A. In May 2014, Forestal Celco changed its name to Forestal Arauco S.A.

On July 28, 2015, Mahal Empreendimentos e Participações S.A., a Brazilian company, of which our subsidiary Arauco Forest Brasil S.A. owned 84.53% (at the time of the purchase mentioned below) and Empreendimentos Florestais Santa Cruz Ltda. owned 15.47%, acquired 37,625 hectares of land in the Brazilian state of Mato Grosso do Sul.

On October 27, 2015, through our subsidiary Arauco Forest Brasil S.A, we became owners of 100% of the shares of Novo Oeste Gestão de Ativos Florestais S.A., which has 26,229 hectares of forestry plantations in the Brazilian state of Mato Grosso do Sul.

On December 1, 2015, we merged our wholly-owned subsidiaries Paneles Arauco S.A., Aserraderos Arauco S.A. and Arauco Distribución S.A. were merged into Paneles Arauco S.A., company which operates in the wood products segment, including in the panel and sawmill businesses. In August 2016, Paneles Arauco S.A. changed its name to Maderas Arauco S.A.

On November 30, 2015, our subsidiary Arauco Internacional, entered into a share purchase agreement with Sonae Industria, or Sonae, providing for the purchase of 50% of the shares of a Spanish subsidiary of Sonae, named Tableros de Fibras S.A., and changed the name to “Sonae Arauco”. On May 31, 2016, we closed the Sonae Arauco transaction. Sonae Arauco is jointly controlled by Sonae and Arauco. Sonae Arauco and its subsidiaries produce market wood panels, of the OSB, MDF and PBO type, and sawn timber through the operation of: (i) two panel plants and one sawmill in Spain; (ii) two panel plants and one resin plant in Portugal; (iii) four panel plants and one impregnation papers plant in Germany, (iv) and two panel mills in South Africa. In the aggregate, the production capacity of Sonae Arauco is approximately 460,000 cubic meters of OSB, 1,450,000 cubic meters of MDF, 2,270,000 cubic meters of particleboards and 100,000 cubic meters of sawn timber.

On October 25, 2016, our board of directors approved the commencement of the construction by our U.S. subsidiary Flakeboard America Limited, of the “MDP Grayling” project, to be located in the State of Michigan, United States of America. The project consisted in the construction and operation of a plant dedicated to the manufacture medium-density particle board, or MDP. The production capacity of the plant is expected to be 800,000 cubic meters of finished product per year, of which approximately 300,000 cubic meters are coated with melamine paper. The project started its operations by April 2019. The execution of this project required an estimated investment of approximately U.S.$450 million, which was financed with our own resources and bank loans.

On September 13, 2017, our board of directors approved the “Dissolving Pulp” project, relating to the Valdivia mill, which aims to diversify the type of pulp produced in our Valdivia mill, by enabling it to produce dissolving pulp. This project required an investment of approximately U.S.$200 million. This project was built in the current facilities of the Valdivia mill, implementing certain adjustments and incorporating new equipment. Among others, the project contemplated the installation of two new additional digesters to optimize the production level of dissolving pulp, a new discharging tank (storing process) of pulp and certain modifications to the treatment areas.In addition, the project increased the Valdivia mill’s capacity to inject energy to the Chilean power grid (Sistema Eléctrico Nacional, or SEN, formerly the Sistema Interconectado Central) from the current units of the mill. Construction of this project was completed at the end of 2019, and the mill started to produce dissolving pulp in June 2020.

On December 6, 2017, through our Brazilian subsidiary Arauco do Brasil S.A. we acquired 100% of Masisa do Brasil Ltda., currently named Arauco Indústria de Painéis Ltda. The main assets acquired as a result of the transaction consist of two industrial complexes located in Ponta Grossa (Paraná) and in Montenegro (Rio Grande do Sul). They have a line of MDF boards with an annual installed capacity of 300,000 m3, a line of MDP boards with a current annual installed capacity of 500,000 m3, and four lines of melamine coating, with a total annual installed capacity of 660,000 m3.

On December 19, 2017, through our subsidiaries Arauco Internacional and AraucoMex, S.A. de C.V., we entered into an agreement to acquire all the shares of certain Masisa’s Mexican subsidiaries. The transaction closed on January 31, 2019. The main assets acquired were two industrial complexes located in Durango and Zitácuaro, that consist of three particleboard (PBO) lines with an annual installed capacity of 339,000 m3; an MDF line with an annual installed capacity of 220,000 m3; melamine coating (or TFL) lines with an annual installed capacity of 309,000 m3; a chemical plant with an installed capacity of 60,000 tonnes of resins and 60,600 tonnes of formaldehyde; and impregnation lines with an aggregate annual installed capacity of 28.9 million of m2. In addition, one of the acquired Mexican subsidiaries, namely Maderas y Sintéticos de México, S.A. de C.V., (currently, Arauco Industria de México , S.A. de C.V., ), is the lessee of a chemical plant in Lerma, with an installed capacity of 43,200 tonnes of resins and 21,600 tonnes of formaldehyde.

On July 24, 2018, our board of directors approved the modernization and expansion of the Arauco Mill (Proyecto Modernización y Ampliación de la Planta Arauco, or MAPA project). The MAPA project considered an estimated investment of approximately U.S.$2,350 million and is located at the commune and province of Arauco, in the Bio Bio Region, Chile. The project consists of the construction and start-up of a new production line of 1,560,000 annual tonnes of bleached hardwood kraft pulp (Line 3). Line 1 of the Arauco mill will cease its operations once the new Line 3 comes online. Once completed, this project is expected to increase the net production of the Arauco mill by approximately 1,270,000 tonnes of pulp, reaching a total production capacity of approximately 2,100,000 annual tonnes. We commenced the construction of this project in February 2019 and seek to complete it in the fourth quarter of 2021.

On September 1, 2019, our subsidiary Arauco North America Inc, acquired the shares of Prime-Line, Inc. for a price of approximately U.S.$19.8 million. The main asset acquired consisted of a facility with three fully automated MDF moulding lines with an installed annual capacity of 135,000 m3.

In 2020, Arauco Forest Brasil and Empreendimentos Florestais Santa Cruz sold 33,749 hectares of real estate properties, including 12,544 hectares of planted forest assets.

In January 2021, Unilin Flooring acquired all of Arauco do Brasil’s interests in the joint venture Unilin Arauco Pisos Ltda.

Our principal executive offices are located at Avenida El Golf 150, 14th Floor, Las Condes, Santiago, Chile, and our telephone number is +56-2-2461-7200. Our website is www.arauco.cl or www.arauco.com. The contents of our website and other websites referred to herein are not part of this annual report. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov).

Corporate Structure

We are substantially wholly-owned by Empresas Copec S.A., a public company listed on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange. Empresas Copec is a holding company, the principal interests of which are in Arauco, gasoline and gas distribution, electricity, fishing and mining. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

The following table sets forth our ownership interests in our subsidiaries as of December 31, 2020.

	Country of incorporation	Total stock held
Agenciamiento y Servicios Profesionales S.A. de C.V.	Mexico	99.9990%
Arauco Argentina S.A.	Argentina	99.9800
Arauco Australia Pty Ltd.	Australia	99.9990
Arauco Bioenergía S.A.	Chile	99.9999
Arauco Canada Ltd. (ex Flakeboard Company Limited)	Canada	99.9990
Arauco Colombia S.A.	Colombia	99.9982
Arauco do Brasil S.A.	Brazil	99.9990
Arauco Europe Cooperatief U.A.	The Netherlands	99.9990
Arauco Florestal Arapoti S.A.	Brazil	79.9992
Arauco Forest Brasil S.A.	Brazil	99.9991
Arauco Industria de México S.A. de C.V.	Mexico	99.9990
Arauco Indústria de Painéis Ltda	Brazil	99.9990
Arauco Middle East DMCC	Dubai	99.9990
Arauco North America, Inc.	U.S.A.	99.9990
Arauco Nutrientes Naturales SpA	Chile	99.9484
Arauco Perú S.A.	Peru	99.9990
Arauco Química S.A. de C.V.	Mexico	99.9990
Arauco Serviquimex S.A. de C.V.	Mexico	99.9990
Arauco Wood (China) Company Limited	China	99.9990
Araucomex S.A. de C.V.	Mexico	99.9990
Araucomex Servicios S.A. de C.V.	Mexico	99.9990

	Country of incorporation	Total stock held
Consorcio Protección Fitosanitaria Forestal S.A.	Chile	57.0831
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	99.9985
Forestal Arauco S.A.	Chile	99.9484
Forestal Cholguán S.A.	Chile	98.5683
Forestal Los Lagos SpA (1)	Chile	79.9587
Inversiones Arauco Internacional Ltda.	Chile	99.9990
Investigaciones Forestales Bioforest S.A.	Chile	99.9489
Leasing Forestal S.A.	Argentina	99.9800
Maderas Arauco Costa Rica S.A.	Costa Rica	99.9990
Maderas Arauco S.A. (Ex Paneles Arauco S.A.)	Chile	99.9995
Mahal Empreendimentos e Participacoes S.A.	Brazil	99.9990
Novo Oeste Gestão de Ativos Florestais S.A.	Brazil	99.9990
ODD Industries SpA	Chile	86.6151
Prime-Line, Inc.	U.S.A.	99.9990
Servicios Aéreos Forestales Ltda.	Chile	99.9990
Servicios Logísticos Arauco S.A.	Chile	99.9997
Tablered Araucomex, S.A. de C.V.	Mexico	99.9990

(1)	On March 10, 2021, we sold our shares in Forestal Los Lagos SpA.

Business Strategy

Our strategy consists of focusing on maximizing value and pursuing growth opportunities with respect to our forestland and industrial assets, managing our operations sustainably and developing products that contribute to an economy based on renewable resources that we believe improves the quality of life of millions of people around the world. We seek to implement our strategy through the following principles and initiatives:

•

Striving to combine science, technology and innovation in order to unlock the full potential of our plantations and develop renewable products in our forestry, pulp, timber, panels and clean energy business areas.

•

Seeking to manage our operations in an environmentally and socially responsible manner by adopting the best environmental practices and promoting the safety and development of our employees and contractors.

•	Creating high quality products and materials for the paper, packaging, furniture, construction and energy industries, and providing high quality service to our customers.

•	Consolidating and expanding our presence internationally in regions we believe offer comparative advantages in the industry sectors in which we operate.

Domestic and Export Sales

The following table sets forth our revenues derived from exports and domestic sales for the years indicated.

	Year ended December 31,
	2020	2019	2018
	(in millions of U.S. dollars)
Export Sales
Bleached pulp	$1,485	$1,857	$2,402
Unbleached pulp	253	298	410
Sawn timber	338	380	421
Remanufactured wood products	253	231	230
Plywood	187	169	215
Fiberboard panels	382	347	340
Other	79	27	22

Total export revenue	$2,977	$3,308	$4,040

	Year ended December 31,
	2020	2019	2018
	(in millions of U.S. dollars)
Domestic Sales
Bleached pulp	$114	$124	$135
Unbleached pulp	7	17	8
Sawn timber	52	48	67
Remanufactured wood products	20	19	23
Plywood	41	36	40
Fiberboard panels	1,307	1,512	1,385
Logs	50	72	72
Chips	24	30	31
Electric power	63	74	87
Other	78	87	67

Total domestic revenue	$1,756	$2,021	$1,915
Revenue	$4,733	$5,329	$5,955

The following table sets forth a geographic market breakdown of our revenues for the years indicated.

	Year ended December 31
	2020	2019	2018
	(in millions of U.S. dollars)
Export Sales (1)
Asia	$1,471	$1,720	$2,388
North America	763	705	664
Europe	298	431	479
Central and South America	217	232	289
Other	228	220	220

Total export revenues	$2,977	$3,308	$4,040
Domestic Sales (2)
Asia	—	—	—
North America	852	1,003	812
Europe	—	—	—
Central and South America	904	1,018	1,103
Other	—	—	—

Total domestic revenues	$1,756	$2,021	$1,915
Revenue	$4,733	$5,329	$5,955

(1)	Export sales are sales in a country different from the country where the goods were produced.
(2)	Domestic sales are sales in the same country where the goods were produced.

Forestry Activity

Radiata pine grows at the fastest rates within a narrow band of latitude and under certain climatic conditions. One of Chile’s main advantages in the forestry industry is the short growing cycle of its radiata pine plantations. The fast growth rate of radiata pine trees in Chile allows harvesting of pulplogs and sawlogs approximately 16 to 18 years after planting and of high quality sawlogs approximately 25 years after planting. For most temperate softwood forests in the Northern Hemisphere this range is 18 to 45 years for pulplogs and 50 to 150 years for high quality sawn timber. Consequently, the Chilean forestry industry is a relatively low-cost producer, since a Chilean producer generally requires less time and a smaller area to produce the same volume of pine as its North American or European competitors, who face lower forest growth rates and higher transportation and investment costs as a result of the larger tracts of forests necessary to produce equivalent yields of softwood. Accordingly, since the mid-1970s, we have focused our forest management on the application of advanced genetic and silviculture techniques to increase productivity and the quality of our plantations.

Eucalyptus, which we began planting in 1989, grows well in the forest regions of Chile. Once planted, eucalyptus trees require no further forest management (other than fire control and weed reduction) until harvest. The average harvest cycle of eucalyptus plantations is approximately 12 years. Once harvested, eucalyptus can be replanted or regrown.

Throughout our history, we have had a continued commitment to the improvement of our forest management policies. We have adopted environmentally sensitive policies towards our holdings of native forests, which are protected and preserved in their entirety. Our products come from our established plantations only; we do not sell any products derived from our native forests. We conduct our forestry operations in accordance with current legislative and environmental sustainability standards. Certain of our subsidiaries have received various environmental certifications as of the date of this annual report. You can find more information about our certifications under the “Sustainability” section of our website (https://www.arauco.cl/na/sostenibilidad/certificaciones/).

Forest Plantations

The information in this section refers to 100% of the plantations owned by Forestal Arauco S.A. (Chile), 80% of the plantations owned by Forestal Los Lagos SpA (Chile), 100% of the plantations owned by Arauco Argentina (Argentina), 50% of the plantations we own in Uruguay through the Montes del Plata joint operation, 100% of the plantations owned in Brazil by Arauco Forest Brasil, 80% of the plantations owned by Arauco Florestal Arapoti, 100% of the plantations owned by Mahal Emprendimentos e Participacoes S.A., 100% of the plantations owned by Novo Oeste Gestao de Ativo Florestais S.A. and 100% of plantations owned by Arauco Forest Brasil in the areas granted in usufruct by Florestal Vale do Corisco, unless otherwise mentioned.

As of December 31, 2020, our planted forests consisted of 62.7% radiata, taeda and elliottii pine and 35.2% eucalyptus. Radiata, taeda and elliottii pine have a rapid growth rate and a short harvest cycle compared to many other commercial softwoods. These pine species are sufficiently versatile for both the production of forestry and timber and the production of long-fiber pulp for sale to manufacturers of paper and packaging. Eucalyptus is used to produce short-fiber pulp for sale to manufacturers of paper and tissue.

We seek to manage our forestry resources seeking to ensure that the annual growth of our forest is equal to or greater than the volume of resources harvested each year. In 2020, Arauco planted a total of 55,672 hectares and harvested a total of 47,457 hectares in Chile, Argentina, Brazil and Uruguay.

Our planted radiata pine forests are located in central and southern Chile, and most are located in close proximity to our major production facilities. As of December 31, 2020, we owned approximately 1.1 million hectares of land in Chile, of which approximately 700 thousand hectares are forest plantations.

As of December 31, 2020, we owned approximately 264,334 hectares of forest and other land in Argentina, approximately 201,466 hectares of forest and other land in Brazil and approximately 134,542 hectares of forest and other land that Montes del Plata owns in Uruguay. Of the total land we own in Uruguay through Montes del Plata, 98% is planted with eucalyptus: dunnii (92.6%), globulus (0.3%), grandis (2.9%) and other species (4.3%).

Of the total land we own in Argentina, Brazil and Uruguay (through Montes del Plata), approximately 146,366 hectares of land are planted with taeda pine and elliottii pine, both species of softwood that have a growth rate similar to that of radiata pine, and 163,084 hectares with eucalyptus. The balance includes plantations of other species of trees, land to be planted, protected areas and native forests.

The following table sets forth the number of hectares and types of uses of our land holdings and rights, as of December 31, 2020.

	As of December 31, 2020
	Total	Distribution
	(in hectares)	(percentage)
Pine plantations (1)
0-5 years	196,636	12%
6-10 years	127,173	7%
11-15 years	142,545	8%
16-20 years	82,389	5%
21+ years	94,655	6%
Subtotal	643,398	38%
Eucalyptus plantations (2)	356,297	21%
Plantations of other species	22,025	1%
Subtotal of Plantations	1,021,720	60%
Land for plantations	82,451	5%
Land for other uses (3)	604,631	35%

Total (4)	1,708,802	100%

(1)	All years are calculated from the date of planting.

(2)	Approximately 82% of our eucalyptus plantations are less than 10 years old.
(3)	Includes roads, firebreaks, native forests and yards.
(4)

Includes 100% of the plantations owned by Forestal Arauco S.A. (Chile), 80% of the plantations owned by Forestal Los Lagos SpA (Chile), 100% of the plantations owned by Arauco Argentina (Argentina), 50% of the plantations we own in Uruguay through the Montes del Plata joint operation, 100% of the plantations owned in Brazil by Arauco Forest Brasil, 80% of the plantations owned by Arauco Florestal Arapoti, 100% of the plantations owned by Mahal Empreendimentos e Participacoes S.A., 100% of the plantations owned by Novo Oeste Gestao de Ativo Florestais S.A. and 100% of plantations owned by Arauco Forest Brasil in the areas granted in usufruct by Florestal Vale do Corisco. Also includes 11,070 hectares for which we have the right to harvest but do not own the land, of which 10,765 hectares are in Chile, and 305 hectares are in Argentina. On March 10, 2021, we sold our shares in Forestal Los Lagos SpA.

Land Acquisition and Afforestation

Our total land assets have increased from fewer than 170,000 hectares in 1980 to 1,708,802 hectares as of December 31, 2020. In the five years ending December 31, 2020, we purchased 5,994 hectares of land, all of which were in Chile. For more information regarding our material acquisitions, see “Item 4. Information on our Company—Description of the Business —History”.

We expect to acquire additional land if we have the possibility to do so at a desired price or location. There can be no assurance that we will be able to acquire land at a desired price or in a desired location.

We plan to continue our policy of supplementing our pulplog production with purchases from domestic third parties. We believe that this policy is economically efficient, given the significant quantities of pulplog available from third parties and our increasing proportion of sawlogs yielded from our plantations. We will seek to ensure that the aggregate of our existing plantations, the land that we own which we intend to afforest and the volumes that we purchase from third-parties will be sufficient to satisfy our anticipated future demand for sawlogs and pulplogs.

Forest Management

For our pine plantations, our forestry management activities seek to increase our production of sawlogs through advanced genetic techniques, planting and site preparation procedures, thinning and pruning. Managed forests can produce trees of larger diameter and, if pruned, a higher proportion of clear wood, which generally commands a higher price than knotted wood. Although some land is not suitable for the production of pruned logs, as of December 31, 2020, approximately 55% of our pine forests in Chile were conducive to clear wood production.

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

As of December 31, 2020, we had 8 nurseries in Chile, Argentina, Brazil and Uruguay (through Montes del Plata), in which we grow seedlings using seeds and cuttings from genetically selected trees. To achieve higher quality trees and an increased growth rate, we apply strict selection criteria to the trees from which seedlings are produced. We then plant the seedlings manually or mechanically. Depending upon the species of tree to be planted and the nutrient and physical characteristics of the soil, we may also undertake a certain amount of ground preparation before planting. Our other principal forest activities are thinning, pruning and harvesting.

Thinning, or cutting inferior trees from the plantation, occurs when commercially necessary. Thinned trees are used in pulp production or, depending on the quality of the land, as sawlogs. Commercial thinning occurs when trees are 8 to 14 years old and results in an average reduction of the number of trees per hectare from the original stocking of 1,000 and 1,333, depending on the productivity of the land, to approximately 700 in the first thinning (8 to 9 years) and to approximately 450 in the second thinning (12 to 14 years).

This high level of thinning benefits us for the following reasons:

•	the cost of planting is relatively low,

•	the higher number of young trees provide each other with natural protection from the elements, and

•	the high degree of selection that thinning makes possible leaves only the highest quality trees to be harvested.

Pruning involves removing branches, the source of knots, which are the main defect in sawn timber. Pruning results in a high-quality clear wood saw log of 5.8 meters from each tree, and is conducted three times:

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

	2020	2019	2018
	(in hectares)
Thinning	17,172	28,046	10,358
Pruning	28,012	30,075	36,172
Harvesting	24,636	28,340	36,267

We manage our forest activities, but we hire independent contractors to perform the bulk of our operations, including planting, maintenance, thinning, pruning, harvesting, transportation and access road construction. As of December 31, 2020, we had arrangements with more than 290 independent contractors that employed over 15,000 workers in Chile. Many of these contractors have long-standing relationships with us, but we award the contracts based on competitive bids. We manage our forests both internally and via independent contractors. We are currently developing a program aimed at increasing the mechanization of our harvesting operations.

Our plantations are interspersed with native forests and farmland, and, as a result, they are naturally protected against the spread of certain pests and diseases. In addition, we have strategies to protect our forests from phytosanitary threats. In recent years, radiata pine plantations in Chile have been affected by two main problems: 1) the insect Sirex noctilio, a wasp which attacks and kills stressed trees, and 2) the fungus Fusarium circinatum which causes plant mortality during the first year after planting. To mitigate the effects of the Sirex noctilio, we have implemented a biological control program under which we have released into the affected forests natural enemies of the Sirex noctilio, including the nematode, the Beddingia siricidicola and the parasitoid Ibalia leucospoide. To reduce damage by Fusarium circinatum, we identified the main sources of the fungus inoculum in the nursery and implemented a new protocol to manage the disease and reduce plant mortality.

We operate an extensive fire control system to minimize fire damage to our forests in Chile. The operation consists primarily of a system of automated spotter towers, cameras and drones from which information regarding direction of any fire observed is sent to a central command post, manned 24 hours a day during the summer months, where the fire’s exact location is determined, and an appropriate ground and/or aerial response is formulated. The focus of this operation is to detect the fires as soon as possible and to reach the location in less than 20 minutes in order to prevent fires from spreading. Also, when feasible, we work in firefighting activities with governmental authorities, other fire control organizations and local communities.

During the 2016-2017 forest fire season in Chile large forest wildfires affected our plantations in the Maule and Bio Bio Regions in southern Chile, and, approximately 82,040 hectares of our forest plantations were affected. During the 2017-2018 forest fire season in Chile, approximately 587 hectares of our forest plantations were affected by forest fires, and our El Cruce Sawmill was destroyed as a result of these fires. In the 2018-2019 season, approximately 1,347 hectares of our forest plantations were affected by forest fires. During the 2019-2020 season, approximately 2,728 hectares of our forest plantations were affected by forest fires. During the 2020-2021 season, approximately 4,983 hectares of our forest plantations were affected by forest fires. This includes approximately 4,182 hectares of forest plantations affected in our Brazilian operations.

The affected forest plantations during the 2020-2021 forest fire season in Chile, Brazil and Argentina had an estimated fair value of approximately U.S.$15.4 million, representing approximately 0.43% of the fair value of our total forest plantations and approximately 0.09% of our total assets, in each case under IFRS.

For more information regarding certain risks to our forests presented by disease and fire, see “Item 3. Key Information—Risk Factors—Risks Relating to the Company—Disease or fire could affect our forests and manufacturing processes and, in turn, adversely affect our business, financial condition, results of operation and cash flows.”

Forest Production

We harvested 18.5 million cubic meters of logs during the year ended December 31, 2020, consisting of 8.1 million cubic meters of sawlogs, 6.1 million cubic meters of pine pulplogs and 4.7 million cubic meters of eucalyptus pulplogs and other logs. During 2020, our sawmills and panel mills used 6.7 million cubic meters of sawlogs. We also sold 1.2 million cubic meters of sawlogs to unaffiliated domestic sawmills during 2020.

A log merchandising facility located at the same site as our Horcones I and Horcones II sawmills (Chile) optimizes, cuts and classifies wood destined for our plywood facility, sawmills or pulp mills with an annual processing capacity of 2.0 million cubic meters of logs per year. The Nueva Aldea complex (Chile) also includes a log merchandising facility, with an annual processing capacity of 2.6 million cubic meters of logs per year.

Our forests are subject to various risks, including disease or fire. The forest plantations affected by the fires had insurance coverage, with their corresponding deductibles and limits.

Pulp

We believe that we were Chile’s largest producer of bleached and unbleached softwood market pulp in terms of production in 2020. For the year ended December 31, 2020, our worldwide pulp sales were U.S.$1.9 billion, representing 40.8% of our consolidated revenues for such year.

Pulp obtained from wood fibers is mainly used in the manufacture of printing and writing paper, hygienic and sanitary paper, board and packaging. Whether a specific kind of pulp is suitable for a particular end-use depends not only on the type of wood but also on the process used to transform the wood into pulp. Pulp made from softwoods, such as radiata pine, has long fibers and it is used to provide strength to paper products. Bleached hardwood pulp is used primarily for printing and writing papers, for tissue and also to produce dissolving pulp. Unbleached pulp is used primarily for linerboard (a packaging material). Pulp made from hardwoods, such as eucalyptus, has short fibers and is used in combination with long fiber in manufacturing paper products.

We use a chemical process, known as the kraft process, in our pulp mills in Chile, Argentina and Uruguay. The raw wood is in the form of pulplogs and chips, which are used in the production process to produce pulp. The pulplogs are first debarked and chipped. The chips are then screened, mixed and cooked with chemicals to separate the bulk of the lignin from the wood fibers. After the material is screened and washed, it is then passed to high-density tanks. For bleached pulp, the next step is a bleaching process using chemicals, primarily chlorine dioxide. At all of our pulp mills, the bleaching process is preceded by an oxygen delignification stage. Then, the fibers are subject to a final stage where a sheet is formed and subsequently dried and baled to be transported to customers. The lignin and bark produced during this process are used as fuel in the boilers to produce steam, providing heat and generating electricity for the mill. Our bleached pulp is bleached to a 90+ brightness level, as measured by the ISO test procedure, which is one of the industry’s measurement methods. In the case of dissolving pulp, the process aims to obtain a pulp with a high cellulose content with a specific range of viscosity. The process is similar to the aforementioned kraft process with two additional key stages: (i) a stage before cooking called prehydrolysis, in which steam is used to degrade and remove hemicelluloses from the chips, obtaining a pulp with a high cellulose content, and (ii) an ozone stage in the bleaching sequence that allows for better control of the viscosity of the pulp.

Pulp Mills

As of December 31, 2020, we owned and operated five pulp mills in Chile, one in Argentina, and jointly owned and operated one in Uruguay with Stora Enso, with an aggregate installed annual production capacity of approximately 4.0 million tonnes. This figure includes 50% of the installed annual production capacity of our Montes del Plata joint operation in Uruguay. Our six pulp mills, including the 50% volume from our interest in the Montes del Plata mill, produced 3.3 million tonnes of bleached pulp and 0.5 million tonnes of unbleached pulp in 2020.

All our pulp mills in Chile, the Puerto Esperanza pulp mill in Argentina and the Montes del Plata mill in Uruguay are certified under international standards. You can find more information about our certifications under the “sustainability” section of our website (https://www.arauco.cl/na/sostenibilidad/certificaciones).

The following table sets out bleached and unbleached kraft pulp production by plant for each of the years indicated.

	Year ended December 31,
	2020	2019	2018	2017	2016
	(in thousands of tonnes)
Chile
Arauco Mill
Arauco I (bleached)	240	262	271	264	258
Arauco II (bleached)	444	496	451	456	475
Arauco II (unbleached)	33	—	32	21	—
Valdivia Mill (bleached)(1)	543	491	548	550	550
Constitución Mill (unbleached)	296	311	318	270	278
Nueva Aldea Mill (bleached)	1,028	1,022	1,033	992	999
Licancel Mill (unbleached)	122	142	158	144	152

Subtotal	2,707	2,725	2,811	2,697	2,712
Argentina
Puerto Esperanza Mill (bleached)	304	304	326	310	341
Uruguay
Montes del Plata (bleached - 50%)	710	693	654	688	643

Total	3,721	3,721	3,791	3,695	3,696

(1)	Includes sales volumes of bleached kraft pulp and dissolving pulp.

The following is a description of each of our pulp mills in Chile, Argentina and Uruguay.

Chile

Arauco I. Arauco I or Line 1, which began operations in 1972, is located at the Arauco Mill in the Eighth Region of Chile. Arauco I produces elementary chlorine-free pulp, which does not use chlorine gas. Elementary chlorine-free pulp is also produced by most of our competitors in each of the world’s major pulp producing regions. The installed annual production capacity of Arauco I is approximately 290,000 tonnes of bleached hardwood kraft pulp.

Arauco II. Also located at the Arauco Mill, Arauco II was completed in 1991. Arauco II’s pulping process is generally the same as that of Arauco I, but it includes technological improvements in its production process and environmental design. Arauco II is also equipped to produce elementary chlorine-free pulp. The installed annual production capacity of Arauco II is approximately 510,000 tonnes. Although the mill mainly produces bleached softwood kraft pulp, it could also produce unbleached softwood kraft pulp.

On July 24, 2018, the MAPA project was approved by our board of directors. The MAPA project considered an estimated investment of approximately U.S.$2,350 million and is located at the commune and province of Arauco, in the Bio Bio Region, Chile. The project consists of the construction and start-up of a new production line of 1,560,000 annual tonnes of bleached hardwood kraft pulp (Line 3). Line 1 of the Arauco Mill will cease its operations once Line 3 comes online. Once completed, this project is expected to increase the net production of the Arauco Mill by approximately 1,270,000 tonnes of pulp, reaching a total production capacity of approximately 2,100,000 annual tonnes. We commenced construction of this project in February 2019 and seek to complete it during the fourth quarter of 2021.

Constitución Mill. The Constitución Mill is located in the Maule Region, Chile and has an installed annual production capacity of approximately 355,000 tons, which we believe ranks it among the largest unbleached softwood market pulp mill in the world. The unbleached pulp produced in this mill does not use any chlorine in its production process.

Licancel Mill. We acquired the Licancel Mill in September 1999. It is located in Licantén, which is 250 kilometers south of Santiago. Investments made during 2018 increased the mill’s installed annual production capacity from approximately 155,000 tonnes to 160,000 tonnes of unbleached softwood kraft pulp.

Valdivia Mill. The Valdivia Mill commenced operations in February 2004. The Valdivia Mill is located in the Fourteenth Region of Chile, an area with significant radiata pine and eucalyptus plantations. The Valdivia Mill has an installed annual production capacity of approximately 550,000 tonnes of bleached pulp, consisting of hardwood pulp. The Valdivia Mill is equipped to produce elementary chlorine-free pulp. In June 2020, we completed the “Dissolving Pulp Project” that allowed the Valdivia Mill to produce dissolving pulp, and also to switch back to producing paper-grade bleached hardwood pulp when required.

In February 2015, the Environmental Assessment Service (SEA) unanimously approved the Environmental Impact Statement submitted by Arauco in order to move forward with the dissolving pulp project at Valdivia Mill. This initiative, which required an investment of approximately U.S.$200 million, allowed Arauco to be the first company in Chile to produce this type of pulp, manufacturing a value-added product and diversifying its supply to the market. Dissolving pulp is mainly used in the manufacture of viscose, which is known for its softness, shine, purity and high-water absorption, making it suitable for use in the production of fabric medical items and personal care items, specifically clothing. Unlike synthetic fibers that are mostly produced from oil-based sources, dissolving pulp is natural and renewable. In addition, this project increased the Valdivia Mill’s power generation by approximately 15 megawatts, or MW, in comparison with the power generation during bleached hardwood kraft pulp campaign. In July 2017, the project was approved by the authorities and in September 2017, the board of directors of Arauco unanimously approved the project, which started its construction phase in the fourth quarter of 2017. Construction of this project was completed in 2020 and the mill began dissolving pulp in June 2020.

Nueva Aldea Mill. Located in the Eighth Region of Chile, this mill was completed in 2006, and after certain investments made during 2018, it increased its production capacity from 1,027,000 tonnes per year to 1,040,000 tonnes per year, half of which is dedicated to the production of bleached softwood kraft pulp and the other half of which is dedicated to the production of bleached hardwood kraft pulp. The Nueva Aldea Mill is equipped to produce elementary chlorine-free pulp.

Argentina

Puerto Esperanza Mill. Arauco Argentina’s softwood pulp mill is located in the Province of Misiones, a region whose soil and climate are favorable for the rapid growth of pine trees. The mill has an installed annual production capacity of 350,000 tonnes of pulp, consisting of fluff pulp and bleached softwood pulp.

Uruguay

Montes del Plata. Located in Punta Pereira in the department of Colonia, Uruguay, the Montes del Plata Pulp Mill began operations in June 2014. The total investment was approximately U.S.$2.7 billion. The mill has an annual installed capacity of 1.4 million air dry tonnes of bleached pulp. On June 4, 2014, the environmental authorities of Uruguay (MVOTMA) approved an annual production capacity of the Montes del Plata mill of 1.5 million tonnes per year.

Between 2017 and 2019 we made some operational improvements that led to an increase in the annual capacity of this mill, reaching approximately 1.42 million tonnes from 1.3 million tonnes. Of the total annual capacity, we own 50% due to our joint operation with Stora Enso, which correspond approximately to 710 thousand tonnes of annual capacity.

Cash Cost of Bleached Softwood Kraft Pulp Delivered to China

Based on information published by Hawkins Wright Ltd., we believe that in 2020 our total delivered cash cost for bleached softwood kraft pulp produced in Chile and delivered to China was lower than the average total delivered cash cost for that type of softwood pulp produced in certain other regions of the world and delivered to China, mainly due to lower transportation costs from Chile to China.

The following table sets forth (i) our cash costs for bleached softwood kraft pulp produced in Chile and delivered to China and (ii) based on information published by Hawkins Wright Ltd., the estimated average cash costs for bleached softwood kraft pulp produced in the regions specified below and delivered to China.

	Cash Production Costs of Bleached Softwood Kraft Pulp
	Arauco (1)	British Columbia Coast	West Canada Interior	United States	Sweden	Finland
	(in U.S.$ per tonne)
Wood	198	248	237	177	300	300
Chemicals	52	65	66	69	61	63
Labor and other cash costs(2)	108	179	203	199	131	97
Operating costs	358	492	506	445	492	460
Transportation(3)	32	49	87	49	64	74
Marketing and sales	3	7	16	15	7	10
Total delivered cash cost	393	548	609	509	563	544

Source: Arauco and Hawkins Wright Ltd. (“The Outlook for Paper Grade Pulp Demand, Supply, Cost and Prices”, December 2020)

(1)	Includes cash costs only for Arauco’s bleached softwood kraft pulp produced in Chile and delivered to China.
(2)	Other cash costs includes energy, maintenance costs and other mill costs.
(3)	Includes transportation cost only for bleached softwood kraft pulp delivered to China (and not other markets).

Sales

Estimated installed bleached kraft pulp capacity worldwide for the year ended December 31, 2020 equaled 67.4 million tonnes. Based on information published by Hawkins Wright Ltd., we believe that our production capacity represented approximately 4.9% of the market for bleached kraft pulp in 2020. During the same year, we exported 97.4% of our bleached pulp (in terms of tonnes sold), to customers in Asia and Western Europe.

Integrated manufacturers dominate the world production of unbleached softwood pulp, as opposed to non-integrated companies like us that sell market pulp. “Market pulp” is pulp sold to manufacturers of paper products, as opposed to pulp produced by an integrated paper producer for use in its own paper production facilities. With a worldwide installed capacity of unbleached softwood kraft pulp of 2.9 million tonnes for 2020, according to Hawkins Wright Ltd., we are the world’s largest single producer of unbleached softwood market pulp, in terms of production capacity, with approximately 17.9% of the total market in 2020. During the same year, 97.5% of our total unbleached market pulp sales (in terms of tonnes sold) consisted of export sales. While for the last eight years Asia has been our principal export market for unbleached market pulp, we continually seek niche markets for our products in Western Europe and the United States.

The following table sets forth, by region, our sales volume to unaffiliated third parties of bleached and unbleached pulp for the years indicated.

	For the Year Ended December 31,
	2020	2019	2018
	(in tonnes)
Bleached Pulp
Asia and Oceania	2,383,427	2,302,046	2,289,694
Europe	539,364	653,459	597,116
North and South America	340,045	313,744	301,226
Other	—	1,634	532

Total	3,262,836	3,270,883	3,188,568
Unbleached Pulp
Asia and Oceania	379,494	391,011	407,659
North and South America	73,016	81,353	81,600
Europe	1,006	1,101	1,186
Other	2,373	2,067	3,729

Total	455,889	475,532	494,174

While there are many grades and varieties, pulp is a commodity that is marketed primarily based on price and service. In marketing our pulp, we seek to establish long-term relationships with non-integrated end users of pulp by providing a competitively priced, high-quality, consistent product and excellent service. The quality of our pulp derives from the high standards of production that we maintain at our mills and our use of a single species of tree, in contrast to pulp producers in some of the world’s major softwood pulp producing regions that mix different species, depending on availability and seasonality. Our bleached pulp is marketed under the brand names “Arauco” and “Arauco Argentina” and our unbleached pulp is marketed under the brand name “Celco.” Our dissolving pulp is marketed under the brand name “Arauco Create”. Our 50% share of the pulp produced from Montes del Plata is marketed under the brand name “Arauco.”

Prices for bleached kraft market pulp produced from radiata pine and eucalyptus normally fluctuate depending on prevailing world prices, which historically have been cyclical. The fluctuations generally depend on worldwide demand, world production capacity, business strategies adopted by major forestry, pulp and paper producers, the availability of substitutes and the relative strength of the U.S. dollar. Prices for dissolving pulp normally fluctuate depending on similar variables as those that affect bleached kraft pulp, such as worldwide demand for, and world production capacity of, dissolving pulp. Additionally, dissolving pulp prices depend on dynamics caused by the price difference between paper-grade pulp and dissolving pulp mainly due to the fact that a significant portion of the worldwide dissolving pulp production capacity comes from mills which also have the capacity to switch from producing paper-grade pulp to dissolving pulp, and vice versa. See “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Conditions, Results of Operations and Cash Flows—Overview” and “—Pulp Prices” and “Item 3. Key Information—Risk Factors—Risks Relating to the Company—Fluctuations in market price for our products could adversely affect our financial condition, results of operations and cash flows.”

The following table sets forth our average bleached and unbleached pulp prices per tonne for each quarter, of the years indicated.

	2020	2019	2018
	(U.S.$ per tonne)
Bleached Pulp (1)
1Q	500	682	784
2Q	504	663	804
3Q	502	562	808
4Q	531	529	773
Unbleached Pulp
1Q	555	733	847
2Q	582	702	873
3Q	549	577	876
4Q	576	536	864

(1)	Includes bleached kraft pulp and dissolving pulp.

In accordance with customary pulp market practice, we do not have long-term sales contracts with our customers (except for a few limited cases); rather, we maintain long-standing relationships with our customers with whom we periodically reach agreements on specific volumes and prices. We have a diversified customer base located throughout the world and totaling, as of December 31, 2020, more than 230 customers. As of December 31, 2020, we employed 10 sales agents to represent us in more than 35 countries. We manage this worldwide sales network from our headquarters in Chile.

Wood Products

We produce panels (fiberboard and particleboard), sawn timber (green, kiln-dried lumber and flitches), remanufactured wood products and plywood. For the year ended December 31, 2020, our sales of wood products totaled U.S.$2.6 billion, representing 54.5% of our consolidated revenues for such year. We sell our wood products primarily to customers in North America, Central and South America and Asia and Oceania.

The following table sets forth our wood products sales to unaffiliated third parties for each of the years indicated.

	Year ended December 31,
	2020	2019	2018	2017	2016
	(in thousands of cubic meters)
Panels	5,650	5,908	5,410	4,866	4,754
Sawn timber	1,726	1,811	1,825	1,893	2,022
Remanufactured wood products	424	443	438	445	442
Plywood	505	494	532	567	564
Total	8,305	8,656	8,205	7,771	7,782

As of December 31, 2020, we owned and operated two panel mills, seven sawmills and two plywood mills in Chile; two panel mills and one sawmill in Argentina; four panel mills in Brazil; two panel mills in Mexico, five panel mills and two MDF moulding mills in the United States and two panel mills in Canada. Our total aggregate installed annual production capacity as of December 31, 2020 was approximately 7.6 million cubic meters. We operate our sawmills in coordination with our forestry and sales operations, since our sawn timber is generally produced in accordance with customer specifications. As of December 31, 2020, we also owned five remanufacturing facilities—four in Chile and one in Argentina—that reprocess sawn timber into remanufactured wood products, such as mouldings, jams and pre-cut pieces that end users require for doors, furniture and door and window frames. These facilities produced 380,772 cubic meters of remanufactured wood products in 2020. See “Item 4. Information on our Company—Description of Business—History.” for a description of acquisitions that have resulted in the consolidation of our wood products business in Chile, North America, Argentina, Brazil and Mexico.

Our wood products mills are certified under international standards. You can find more information about our certifications under the “sustainability” section of our website (https://www.arauco.cl/na/sostenibilidad/certificaciones/).

Chile

Teno Mill. This mill, which began production on July 4, 2012, has an installed annual production capacity of 340,000 cubic meters of PBO and 350,000 cubic meters of melamine laminated panels. The complex has a continuous PBO panel production line, three laminated panel production lines and one impregnation line. In 2018, Teno mill started its production capacity increase project through the Teno 340 project, to increase the PBO annual installed capacity up to 340,000 cubic meters. The Teno 340 project came into operation during the first quarter of 2020.

Trupán Mill. This mill has an installed annual production capacity of approximately 500,000 cubic meters of panels and 230,000 cubic meters of MDF mouldings. It has two production lines, which produce MDF with an annual production capacity of 165,000 and 335,000 cubic meters, respectively.

Arauco Plywood Mill. This mill has an installed annual production capacity of approximately 350,000 cubic meters of plywood panels. It has two production lines with respective production capacities of 140,000 and 210,000 cubic meters. This mill is located within our Arauco (or Horcones) complex.

Nueva Aldea Plywood Mill. This mill was built on the same site as the original mill, which was destroyed as a result of the 2011 wildfires in the Bio-Bio Region of Chile. The new Nueva Aldea Mill started operating on December 18, 2013. It has an annual production capacity of 360,000 cubic meters of plywood panels.

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

Horcones II Sawmill. The annual production capacity of this mill is approximately 300,000 cubic meters of lumber. It also has drying facilities with an installed annual capacity of approximately 170,000 cubic meters.

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

Argentina

Piray MDF Mill. This mill has an installed annual production capacity of approximately 300,000 cubic meters of MDF panels and 120,000 cubic meters of melamine lamination.

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

Brazil

Jaguariaiva Mill. This mill produces MDF and has an installed annual production capacity of approximately 780,000 cubic meters of MDF panels and a total melamine annual lamination capacity of 480,000 cubic meters.

Piên Mill. This mill has an installed annual production capacity of approximately 720,000 cubic meters of panels distributed among two production lines with a production capacity of 440,000 cubic meters of MDF boards, 280,000 cubic meters of PBO and 264,000 cubic meters of melamine lamination.

Montenegro Mill. This mill has an installed annual production capacity of approximately 410,000 cubic meters of PBO panels and 200,000 cubic meters of melamine lamination.

Ponta Grossa Mill. This mill produces MDF and has an installed annual production capacity of approximately 300,000 cubic meters of MDF panels. Its melamine lamination capacity is 330,000 cubic meters.

México

Durango Mill. This mill includes two PBO production lines with an annual aggregate installed capacity of 155,000 cubic meters; one MDF production line with a current annual installed capacity of 250,000 cubic meters; four melamine lines with an annual installed capacity of 172,000 cubic meters; and one resin plant. We acquired the Durango mill in January 2019.

Zitácuaro Mill. This mill includes one PBO production line with an annual installed capacity of 160,000 cubic meters and three melamine production lines with an annual installed capacity of 107,000 cubic meters. We acquired the Zitácuaro mill on January 2019.

United States

Duraflake Mill. This mill located in Oregon, has an installed annual production capacity of approximately 280,000 cubic meters of PBO and 103,500 cubic meters of melamine lamination.

Malvern Mill. This mill located in Arkansas has an installed annual production capacity of approximately 310,000 cubic meters of MDF.

Carolina Mill. This mill located in South Carolina has an installed annual production capacity of approximately 600,000 cubic meters of PBO and 275,000 cubic meters of melamine lamination.

Moncure Mill. This mill located in North Carolina currently includes an MDF production line with an annual production capacity of 285,000 cubic meters. In April 2020, we began to integrate the MDF line with a MDF moulding line, additionally we closed the PBO production line as well as a melamine production line previously operating in this mill

Grayling Mill. This mill is located in Michigan and includes one production line with an annual installed production capacity of 800,000 cubic meters of PBO and two melamine lamination production lines with a combined annual production capacity of 250,000 cubic meters. Construction of this facility commenced in 2017, and its operations commenced in April 2019. On January 30, 2020, our Grayling mill suffered a fire; no injuries or deaths occurred. This led to an unplanned maintenance stoppage. The Grayling mill resumed its operations during March 2020.

Primeline Mill. This mill is located in Arkansas and includes three MDF moulding production lines with an annual installed production capacity of 90,000 cubic meters. We acquired this mill in September 2019.

The Bennettsville and Panolam Mills were shut down in April 2020; and the Eugene Mill was shut down in May 2020. The installed annual production capacity of each respective mill was 251,000 cubic meters of MDF, 75,000 cubic meters of melamine and 154,000 cubic meters of MDF.

Canada

Sault Sainte Marie Mill. This mill located in Ontario has an installed annual production capacity of 310,000 cubic meters of MDF and 115,000 cubic meters of melamine lamination.

St. Stephen Mill. This mill located in New Brunswick has an installed annual production capacity of 160,000 cubic meters of thin HDF, and also had a melamine lamination capacity of 255,000 cubic meters, paint/print and décor paper lines and with an on-site resin facility. It also had a 216,000 cubic meter line of PBO that was shut down during the fourth quarter of 2019. The melamine lamination line was shut down during April, 2020.

Sonae Arauco

Sonae Arauco, of which we own 50%, produces, together with its subsidiaries, market wood panels, of the OSB, MDF and PBO type, and sawn timber through the operation of: (i) two panel plants and one sawmill in Spain; (ii) two panel plants and one resin plant in Portugal; (iii) four panel plants and one impregnation of melamine papers plant in Germany, (iv) and two panel mills in South Africa (one of them is currently shut down). In the aggregate, the production capacity of Sonae Arauco is approximately 460,000 cubic meters of OSB, 1,472,000 cubic meters of MDF, 2,402,000 cubic meters of particleboards and 70,000 cubic meters of sawn timber.

Forestry Products

Our forestry products are mainly sawlogs, pulplogs, chips and others. As a result of our forest management policies and the increasing maturity of our plantations, our plantations are yielding increasing volumes of forestry products, particularly clear wood. As the volume of clear wood has grown, we have broadened our range of forestry products. For the year ended December 31, 2020, our sales of forestry products were U.S.$111.9 million, representing 2.4% of our consolidated revenues for such year.

The following table sets forth, by category, forestry product sales to unaffiliated third parties for each of the years indicated.

	Year ended December 31,
	2020	2019	2018	2017	2016
	(in thousands of cubic meters)
Sawlogs	1,221	1,815	1,794	1,608	1,328
Pulplogs	936	762	746	616	459
Chips	322	361	546	443	366
Others	2,464	1,229	—	—	—

Energy and Sustainable Development

We utilize renewable fuels such as forest biomass sub-products in power plants that cogenerate the steam and electricity required for our manufacturing operations, thus contributing to reducing greenhouse emissions. Biomass co-generation allows for a high thermal efficiency, approaching 80% in some cases. In addition to meeting our own energy needs, in Chile we generate a significant amount of surplus power, which we deliver to the SEN, which distributes electrical power throughout the Central and Southern Regions of Chile. In Uruguay, biomass sub-products from our Montes del Plata mill also cogenerate the steam and electricity to meet our energy needs, and surplus power is delivered to the Uruguayan power grid.

The following table sets forth, by country and mill, our energy producing facilities and their annual installed capacities, maximum generation, average consumption and surplus power as of December 31, 2020:

Country/Mill	Installed Capacity (MW)	Maximum Generation (MW)	Average Consumption (MW)	Surplus power delivered to Power Grid (MW)
Chile:
Arauco	127	105	81	24
Constitución	40	30	22	8
Cholguán	29	28	15	13
Licancel	29	20	14	6
Valdivia	140	115	54	61
Horcones (gas/diesel)	24	24	—	24
Nueva Aldea I	30	28	14	14
Nueva Aldea II (diesel)	10	N.A.	—	10
Nueva Aldea III	136	100	63	37
Bioenergía Viñales	41	31	9	22

Total Chile	606	481	272	219
Uruguay:
Montes del Plata (1)	91	90	39	50

Total Uruguay	91	90	39	50
Argentina:
Piray	40	36	28	8
Puerto Esperanza	42	35	35	—

Total Argentina	82	71	63	8
Total	779	642	374	277

(1)	Considers 50% of our Montes del Plata joint operation

As of December 31, 2020, we had registered five co-generation power plants in Chile as greenhouse emission reduction project activities under the Clean Development Mechanism (CDM) of the Kyoto Protocol. Three of them were registered in 2006, (Trupán, Nueva Aldea (first phase) and Nueva Aldea (second phase)); a fourth plant was registered in 2009 (the Valdivia biomass power plant); and the fifth one was registered in 2011 (the Horcones power plant expansion project). Each of these power plants generates electricity through forestry biomass (forestry and wood industrial sub-products, including the wood pulp by-product called “black liquor”), which is a renewable carbon-neutral fuel that allows the facilities to decrease their reliance on fossil-fuel intensive grid electricity.

We were the first Chilean forestry company to issue Certificates of Emission Reductions (CERs or carbon credits) under the CDM of the Kyoto Protocol. Between 2007 and 2020, we had contributed 7.68% of total carbon credits in the energy generation from residual biomass projects portfolio registered worldwide in accordance with the CDM standard. This represents a net issuance of 4.38 million CERs under our CDM projects.

Between 2007 and 2020, we sold 3.0 million CERs in the aggregate, mainly to European companies subject to compliance obligations under the European Trading Scheme (ETS) and to global companies that aim to compensate for their emissions in the voluntary market. The following table presents the total amount of CERs issued and sold or donated by us for each of the years indicated:

	Year ended December 31
	2020	2019	2018	2017	2016	2015	2014-2007
CERs issued (net of the commission paid to United Nations Framework Convention on Climate Change, or “UNFCCC”)	75,007	109,842	247,588	457,309	109,844	827,971	2.56 million
CERs sold or donated	113,235	—	658,512	1,095,780	561,619	1,375	1.08 million

Between 2017 and 2020, 602,886 Verified Carbon Units (VCUs) were issued for our Viñales biomass power plant project. During 2020 no new VCUs were issued. During January 2013, the biomass cogeneration power plant located in the Montes del Plata pulp mill facility in Uruguay was successfully registered as a CDM project activity. This was the eleventh CDM project registered in Uruguay. This project activity is expected to generate an average of 124,000 CERs per year, during its first 7-year crediting period.

The UNFCCC approved our request for revalidation of three of our emission reductions projects (Trupán, Valdivia and Nueva Aldea biomass power plants) to be registered under the Clean Development Mechanism (CDM) of the Kyoto Protocol. This series of approvals extends the crediting period of our projects through 2028. The joint emission reduction potential of these projects is estimated at 385,279 CERs per year.

A fourth request for revalidation was submitted to UNFCCC in 2021 for the Horcones biomass power plant project. This seeks to extend by seven years the period during which we can obtain CERs under the CDM in connection with the project. The emission reduction potential is estimated at 51,956 CERs per year.

Sustainability

Sustainability Strategy

We are committed to promoting an economy based on renewable resources and to developing products that improve the lives of millions of people around the world as a result of our sustainable management of renewable assets. We aim to maximize the value of our forestry assets through growth based on generating economies of scale and competitive advantages that are sustainable over time. Through science, technology and innovation, we seek to unlock the full value of our plantations in accordance with rigorous management standards to ensure constant improvement in our environmental performance in a manner that promotes the health, safety and development of our personnel and neighboring communities.

Persons of Excellence

A key part of our sustainability strategy is having people of excellence, because they provide us with a distinctive organizational culture that enables us to embrace future challenges and achieve results sustainably. We focus on attracting, training and retaining a talented and inclusive team of persons who share our values to place the safety of people first, to respect and protect the environment and local communities we depend on, to value teamwork and the ability to reconcile different points of view to achieve a common objective, and to question the present and challenge the future and innovate.

Occupational Health and Safety

We believe that our people represent the heart of our company. Accordingly, the safety and health of our employees and collaborators is one of our highest priorities. Our risk management model promotes a safety culture based on the value of people and teamwork and is designed to foster conditions for work that is both safe and productive. Our employees are affirmatively encouraged to be part of safety teams and assume prominent roles not only in their own safety but also in the safety of others.

We strive to ensure sanitary and healthy workplace conditions for our workers to enhance their high performance at work, promote illness-free operations and encourage a healthy lifestyle. Prevention of occupational diseases lies in the proper implementation of two key processes. The first is environmental surveillance, focused on identification, evaluation and control of risks that our workers might be exposed to. The second is medical surveillance, focused on prevention and early detection of illnesses in subclinical or pre-symptomatic phases, so we can adopt the necessary measures to mitigate or reverse the progress of any such illness.

Initiatives to enhance the health and safety of our personnel include the following:

•

Our “Together for a better life” model, which is based on best practices and three guiding principles: empowered workers, safety teams and work well done. In this sense, the conditions we provide are summarized in a model comprised of four commitments that must be embraced and 16 areas of work that organize the initiatives. The model aims to empower work teams so that they can take on a more prominent role in their safety.

•

We train our workers to understand the risks they may be exposed to as well as measures available to mitigate the risk of occupational illness. Our workers potentially exposed to risk of occupational illness are required to have periodic medical examinations, and workers who work at heights, in confined spaces or operate mobile equipment are required to have periodic medical examinations to determine their fitness to perform such tasks.

•

Our Healthy Life (Cultura Sana) program in Chile has the purpose to enhance the health and overall wellness of our personnel by promoting the benefits of the following five core principles: (i) a healthy workplace environment, (ii) good nutrition, (iii) an alcohol and drug-free workplace, (iv) regular exercise and physical activity and (v) dedication to family.

•

We have programs in Brazil to protect our workers from high levels of noise and to provide respiratory protection, as well as an ergonomics program and vaccination control, and programs for our workers in Argentina providing regular flu vaccines.

•

During 2020 we implemented a COVID 19 contingency plan aimed at reducing health and safety risks for employees. This plan included measures to improve overall the health conditions and prevent the dissemination of COVID-19

Community and Social Development

We seek to be a virtuous actor in the communities we are a part of and an active agent in their economic and social development. We are committed to the United Nations’ Sustainable Development Goals and believe that the development and wellbeing of our local communities is essential to the sustainability of our business. Through a model of dialogue and participation, we engage actively with local communities and implement a range of social and community programs that promote collaboration and common interests including, among others, the following:

•

For over thirty years our Educational Foundation (Fundación Educacional Arauco) in Chile has contributed to the widespread improvement of the quality of local education by strengthening the core competencies and teaching skills of school principals and teachers in hundreds of schools serving thousands of young students.

•

Our Water Supply Challenge (Desafío Agua) program in Chile promotes improved community hygiene and sanitation by providing equipment and infrastructure to rural communities and schools to improve their access to reliable sources of clean water for human consumption.

•

We promote access to affordable housing through our Housing Program (Programa Vivienda) in Chile by counseling our employees, suppliers and their families in applying for public housing subsidies and by assisting them in finding and evaluating adequate housing. Since its inception, our Programa Vivienda program has supported the construction of more than 1,750 new housing units to the program’s beneficiaries.

•

Our Environmental Education program (Educación Ambiental Arauco) focuses on schools in communities in Brazil where we have presence and promotes values, knowledge and awareness regarding the importance of environmental conservation and sustainable forestry practices.

•

Our Program of Forest Gatherers has positively impacted more than 300 gatherers of non-wood forestry products in 20 municipalities located in five Chilean regions. The program seeks to encourage and promote the professionalization of such activity as a sustainable and responsible activity.

Responsible Management of our Forestry and Other Renewable Assets

We base our business on the production and management of renewable forest resources and taking care of the environment and our natural resources is very important. The planning of our forest cycle is complemental and consistent with our operational activities, selling wood products and supplying our industrial mills.

Carbon Footprint

During 2020 we achieved our goal of carbon neutral certification. This means that, at a global level, our carbon dioxide captures exceeds our emissions, which positions us as the world’s first forestry company to meet this goal. This achievement is sustained by two complementary paths: efficiencies at an operational level that allow us to reduce greenhouse gas emissions, and at the same time, an increase in CO2 captures by the native forest, forest plantations, and carbon stored in our pulp and wood products. This achievement builds on the path we set for ourselves almost three decades ago, when we elected to integrate clean and renewable energy from biomass into our production processes, thus contributing to the much needed decarbonization of the Chile’s energy grid.

PwC was in charge of auditing the estimation of carbon capture from our forests and its storage in our pulp and wood products. Deloitte then developed a neutrality protocol which was applied to verify our global operation –and that other companies and industries can also use– considering all of our businesses for the year 2018. In this context, we achieved neutrality by generating a net surplus of 2,599,753 tons of CO2e.

In addition to this important commitment, we announced in 2019 (as part of the United Nations Climate Summit held in New York) our adherence to the Science Based Targets, a global initiative that calls on companies to adopt a science-based emissions reduction trajectory to limit the global warming, in alignment with the Paris Agreement.

Furthermore, in September 2020, we decided to join a new global commitment: “Race to Zero”, a global campaign towards COP26 that mobilizes the leadership and support of businesses, cities, regions, universities, and investors for a healthy, resilient, and fair recovery. Carbon neutrality is a central aspect of this initiative, which aims to create jobs, drive inclusive and sustainable growth, and reduce the risk of future shocks from climate change.

To continue to move forward with greenhouse gas emission reductions, we will strive to produce more clean and renewable energy, replace fossil fuels that have a high carbon footprint; incentivize suppliers to reduce their own carbon footprint; and continue to increase the reuse of byproducts from industrial processes, among other initiatives.

Preservation of Native Forests

A part of our forestry assets consists of native forests, and we are committed to their preservation and restoration. We manage our native forests in accordance with scientific research and conservation strategies developed in close collaboration with governmental authorities, local communities and environmental organizations. We manage some of our native forests as parks open to the public and others as High Conservation Value Areas (“HCVA”) or strictly protected areas.

Our native forest preservation and restoration program in Chile includes two lines of work:

•

Approximately 25,000 hectares of native forests declared as substituted after 1994 are undergoing a long-term program to restore such native forests, where we have made advancements in more than 6,000 hectares since 2012.

•	Approximately 15,000 hectares of native forests affected by fires, 80% of which have been recovered, reaching pre-fire levels in certain cases.

Special Protected Areas

In addition to native forests, our forestry assets also include sites of such special environmental, social and cultural significance that have been designated as HVCAs. We consult actively with local communities and specialists in order to identify HVCAs of particular social significance. Our designation allows these sites to be specifically identified, maintained and improved in a manner that enhances their biological, ecosystemic and cultural attributes.

Monitoring Biodiversity and Protecting Ecosystems

We believe that forests are more than wood and fiber. They are a critical part of a larger ecosystem which we try to protect, maintain and enhance. One of the main challenges of our business is to maintain and enhance biodiversity in our forests. To do so, we apply a Biodiversity and Ecosystem Services Policy that emphasizes constant assessment and management of the effects of our operations on biodiversity and other ecosystems. We make a constant effort to conduct research programs to identify biodiversity elements (species, ecosystems, wetlands, etc.) and to prepare management protocols and monitoring plans emphasizing threat control. Many of the most significant areas in terms of biodiversity are designated as HCVAs.

Management of Water Resources

Water is an essential element for the life of plants, animals and humans. That is why the increase in consumption in a context of climate change has generated growing awareness of the importance of managing water in a sustainable manner. Its decreasing availability has imposed on us the challenge to improve water management, infrastructure and uses, aiming to guarantee its availability in enough quality and quantity.

From an industrial point of view, continuous improvement and efficient use of water is an important goal for us. In this regard, among others, we monitor water availability in the facilities where we draw water from; and we look to implement diverse initiatives aimed at optimizing water usage.

Forest Fire Prevention

We strive to sustain the integrity of our forestland, protecting forest plantations and neighboring communities and conservation areas. We seek to decrease the occurrence of forest fires and to manage combustible material to lessen the potential propagation of fires when they occur. Due to Chile’s climatic conditions, our plantations in Chile have historically been at greater risk of forest fire than our plantations in other countries. The fires of recent seasons in Chile have allowed us to develop enhanced measures to address fire prevention, detection and control.

We work with neighboring communities through joint fire prevention initiatives including local fire prevention committees in which neighbors, governmental authorities and private businesses collaborate. We have strengthened our fire detection capabilities by creating a new, unified central command post in Chile that collects all information on detection and resource deployment and by deploying new monitoring and early detection tools such as, fixed and robot cameras, and by developing patrol routes for fire detection during high risk periods.

We continuously seek to improve measures to reduce the intensity and speed of fires once there is an outbreak. We maintain hundreds of kilometers of fire protection belts, consisting of firebreaks (gaps in combustible vegetation) and fire buffer zones (areas of reduced vegetation), to protect residential areas near our forest plantations. We deploy air and ground resources, including night firefighting crews, to respond quickly in the initial phase of outbreaks and continue to enhance our resources available for firefighting.

Environmental Management of our Industrial Operations

Environmental management in our industrial processes is key for us. We center our activities around tracing and monitoring management and continuous improvement and compliance with environmental regulations, especially in terms of odors, effluents, atmospheric emissions and solid residues.

Our industrial mills and forestry assets are certified under national and international standards related to corporate governance, environment, quality, health and safety and responsible forest management. Our plants and mills have environmental metrics associated to raw material consumption, effluents, solid waste, water consumption, energy consumption, among others. At the same time, we continuously monitor our effluents and emissions, as means of guaranteeing compliance with our environmental commitments and adequate environmental surveillance.

Solid Waste Disposal

Solid waste that comes from the manufacturing of our products is treated in accordance with the environmental applicable regulatory framework and our management policies. In the case of our pulp business, solid residues mostly come from the caustification process; in the case of our lime kilns, from our effluent treatment plants in the form of sludge, among other sources. Most of these residues are sent to our own deposits of industrial residues. Nevertheless, as part of our strategy and environmental objectives, we have studied to add value to these residues by selling them to companies with whom we have arrangements so that they can use these residues as raw materials. The main uses are manufacturing of concrete, as soil improver both in agriculture and in forestry, and also manufacturing of fertilizers.

In the case of our wood products business, we have a strategy that seeks to increase the percentage of residues recycled and to diminish the volume of those that go to final disposal.

Liquid Effluents

Most of our industrial operations generate liquid effluents. These are continuously monitored to ensure that the emission levels stay between the parameters defined by the relevant authorities and/or applicable regulatory framework. All of our pulp mills have effluent treatment systems that we believe allow us to remain in compliance with the aforementioned parameters.

In our wood products business, our mills also treat their liquid effluents. This is done either in the pulp mills adjacent to them if applicable or, when there is no neighboring pulp mill, in independent systems.

Energy Management

In a context in which the clean energy supply is limited, renewable energy generation and its efficient use are a challenge for us. By using biomass in our boilers, we are self-sufficient in energy consumption in Chile, Argentina and Uruguay, contributing energy surplus to the country’s power grid. In addition to energy generation, our recovery boilers recover inorganic compounds that are part of the process. We also promote greater efficiency in its processes to reduce energy consumption and improve environmental performance.

Air Emissions

Air emissions are permanently monitored. In the case of our pulp mills, Total Reduced Sulphur (“TRS”) is continuously controlled in order to minimize odor-related events associated to TRS gas venting. Particle air emissions are controlled through mitigation equipment, such as electrostatic precipitators and gas washers.

In the case of our wood products mills, emissions of particulates are controlled through mitigation equipment such as gas scrubbers and electrostatic precipitators. Fine wood dust emissions from remanufacturing and sawing processes are reduced by using bag filters that collect the sawdust, which we then use as biomass fuel.

Competition

We face substantial worldwide competition in each of our geographical markets and in each of our product lines.

Pulp

In general, most relevant market pulp producers have activities in several regions as they try to avoid concentration in few specific markets. Our main competitors in hardwood pulp in Europe, Asia and the Middle East are Suzano Papel e Cellulose S.A. (or “Suzano”), CMPC Celulosa S.A. (or “CMPC”), Eldorado Brasil Celulose S.A., Celulosa Nipo-Brasileira S.A., UPM-Kymmene Oyj (or “UPM”), and Stora Enso Oyj. We also face competition in hardwood pulp from Asia Pacific Resources International Holdings Limited and Asia Pulp and Paper, in Asia and the Middle East, but not in Europe.

In the softwood pulp market, in Asia, our main competitors are Canadian producers such as Canfor Corporation, Cariboo Pulp and Paper, Zellstoff Celgar Limited and Zellstoff Celgar Limited Partnership, among others, as well as the Russian producer Ilim Pulp Enterprise Ltd.

In the dissolving pulp market, in Asia, our main competitors are Sappi Limited, Jari Celulose, Embalagens e Papel S.A., Södra Cell and Caima Industria de Celulose S.A.. Additionally, in China we compete with local producers such as Hunan Juntai New Material Technology Co., Ltd. and Shandong Sun Paper Industry Joint Stock Co., Ltd.

Wood Products

Our main competitors in the MDF market are: in Latin America, Duratex S.A., Masisa, Berneck, Proteak, Guararapes, Egger, Duraplay and other large South American producers; in North America, local producers such as Roseburg Forest Products Co., West Fraser, Swiss Krono and Plum Creek; in Asia, producers from Malaysia and China; and in the Middle East and India, producers from Europe and Southeast Asia.

For sales of PBO, in the Latin American market we compete mainly with Duratex S.A., Masisa, Novopan, Berneck S.A., Egger and Fibraplac S.A. In North America, we mainly compete with Roseburg Forest Products Co., Funder America, Uniboard, Temple-Inland Inc., Kaycan Ltd., Kronospan, Sonae Indústria, and Egger mainly.

Our principal competitors in the plywood markets are located in the United States, Finland, Chile, Brazil, Uruguay and China. We compete mainly with CMPC, Eagon, Roseburg, Georgia-Pacific, Guararapes, Sudati, Lumin, Metsa and UPM, among others.

For remanufactured wood products, our main competitors are located in Chile, Asia, Brazil, Mexico and the United States.

For sawn timber, our main competitors are located in Europe, Brazil, New Zealand, Canada, the United States, Uruguay and Chile. We believe that our operating efficiencies, competitive logistics costs, ability to serve customers with multiple specifications, geographical presence in 50 countries and the versatility of our radiata and taeda pine allow us to compete effectively in the world market for timber products.

Transportation, Storage and Distribution

To remain competitive worldwide, we ship our products to various distribution centers around the world from which final delivery to the customer is made.

The following are the principal Chilean ports that we use, each of which is operational as of the date of this annual report:

•

Coronel. A private port located between Concepción and the Arauco Mill, which we built as a member of a consortium with five other companies and in which we have an equity interest of 50%. We shipped approximately 57% of our aggregate export volume through this port in 2020;

•	Lirquén. A private port in Concepción, in which during 2020, we shipped approximately 28% of our aggregate export volume; and

•	San Vicente. A state-owned port near the city of Concepción through which we shipped approximately 10% of our aggregate export volume during 2020.

The closest ports to our Chilean mills are located as follows: approximately 25 kilometers from the Arauco Mill, 310 kilometers from the Constitución Mill, 370 kilometers from the Licancel Mill, 70 kilometers from the Nueva Aldea Mill and 420 kilometers from the Valdivia Mill. We do not own pulp storage warehouses at any of these ports.

We ship pulp to various ports in Europe, North and South America and Asia and, as is customary in the pulp industry, we store some stock in those ports. We use 17 foreign ports that have warehouse facilities available, and standard storage terms provide that we are entitled to a certain period of storage free of charge. We seek to ensure that we do not exceed the free storage period for each shipment. As of December 31, 2020, we had approximately 110,000 tonnes of pulp in storage in warehouses at foreign ports.

We believe that our shipping costs are competitive with those of our principal international competitors, notwithstanding Chile’s general greater distance from main markets, because of the proximity of our plantations and mills to the Pacific coast and the economies of scale we achieve through the volume of our exports.

In Argentina, timely and competitively priced delivery of finished products to our customers is an important factor in our ability to compete effectively, and we ship most orders by truck almost immediately after they are produced.

In Brazil, our efficient distribution system, which delivers finished products to more than 960 customers in over 345 cities, many of which are separated by long distances, is a key component to our competitiveness.

In Uruguay, our finished product of hardwood pulp is mainly shipped to Europe and Asia through the port managed by the joint operation Montes del Plata located next to the pulp mill in Punta Pereira, Colonia, Uruguay.

In North America, products sourced from our South American operations are shipped into 22 major ports of entry and stored in 12 warehouses. These are dispatched to more than 3,500 locations in the United States and Canada. Arauco’s seven composite panel plants, and two plants of MDF moulding in North America service over 480 customers throughout the region mainly through trucks and rail, in addition to exporting products to Central America.

In Mexico, products sourced from our South American operations are shipped into 7 ports of entry and stored in five warehouses. Our plants in Durango and Zitácuaro service over 213 customers throughout Mexico.

Description of Property

The following table presents our principal properties as of December 31, 2020.

Country	Forestry	Plants and Facilities
Chile	1,108,460 total hectares 697,713 hectares of plantations	5 Pulp Mills 1 PBO Mill 1 MDF Mill 2 Plywood Mills 7 Sawmills 4 Remanufacturing Facilities
Argentina	264,334 total hectares 130,687 hectares of plantations	1 Pulp Mill 1 MDF Mill 1 PBO Mill 1 Sawmill 1 Remanufacturing Facility 1 Resin Plant
Brazil	201,466 total hectares 109,997 hectares of plantations	2 MDF Mill 1 PBO Mill 1 MDF-PBO Mill 1 Resin Plant
Uruguay (1)	134,542 total hectares 83,324 hectares of plantations	50% of 1 Pulp Mill
United States		3 PBO Mills 2 MDF Mills 2 MDF moulding Mill 1 Impregnation of melamine papers Plant
Canada		1 MDF Mill 1 HDF Mill 1 Resin Plant
México		1 PBO Mill 1 MDF-PBO Mill 1 Resin Plant
Portugal		50% of 1 MDF Mill (2) 50% of 1 PBO Mill (2) 50% of 1 Resin Plant (2)
Spain		50% of 1 MDF Mill (2) 50% of 1 PBO Mill (2) 50% of 1 Sawmill (2)
Germany		50% of 2 MDF Mills (2) 50% of 1 MDF-PBO Mill (2) 50% of 1 PBO-OSB Mill (2) 50% of 1 Impregnation of melamine papers Plant (2)
South Africa		50% of 1 PBO Mill (2)(3) 50% of 1 MDF-PBO Mill (2)

(1)	Corresponds to 50% of Montes del Plata.
(2)	Corresponds to 50% of Sonae Arauco.
(3)	This mill is currently shut down.

Future expansion plans will depend on global market conditions. For information regarding environmental risks associated with our use of our properties, see “Item 3. Key Information—Risk Factors—Risks Relating to the Company.”

Insurance

We carry a global insurance program, covering our production plants, facilities and equipment. This insurance provides coverage, in the event of fire, explosion, machinery breakdowns or natural disasters, including earthquakes and tsunamis. Subject to exclusions and deductibles, our insurance covers up to U.S.$750 million per loss in Chile, U.S.$300 million per loss in Argentina, United States and Canada (for Arauco North America), U.S.$145 million per loss in Mexico and R$839 million per loss in Brazil, including physical damage and business interruption for up to 18 months for Chile, Argentina and Brazil, and up to 12 months for United States, Canada and Mexico. The deductibles for Chile and Argentina for physical damage are U.S.$3 million per occurrence for damages caused. In case of damages caused by earthquakes and tsunamis in Chile, the deductible is 2% of the total insured amount for each location, subject to a cap of U.S.$25 million. Deductibles for Chile and Argentina for business interruption are 30 days for all losses, 45 days for machinery breakdowns and 45 days for machinery breakdowns of turbines. The deductible for Mexico for business interruption is 30 days. For Chile and Argentina, we also have an annual self-insurance retention of U.S.$15 million, with a U.S.$7.5 million maximum per event. The deductible for Arauco North America, including physical damage and business interruption is U.S.$2.5 million. The deductible for Mexico, including physical damage and business interruption is U.S.$1 million. The deductible for Brazil, including physical damage and business interruption is R$5 million. Our insurance policy covering our production plants, facilities and equipment in Chile are carried by Seguros Generales Suramericana S.A. (50.0%), Mapfre S.A. (25.0%) and Chubb Seguros Chile S.A. (25.0%); in Argentina, Brazil and Mexico are carried by Seguros Generales Suramericana S.A. (100%); in the United States is carried by Royal & SunAlliance Insurance Agency, Inc. (100%), and in Canada by Royal & SunAlliance Insurance Company of Canada, Inc. (100%).

In Chile, we have contracted fire insurance coverage for all of our Chilean forest holdings and nurseries but do not insure against pests or disease.

In January and February 2017, wildfires, exacerbated by high temperatures, the action of the winds, low atmospheric humidity and the complexity of combatting multiple focal points that appeared simultaneously in different places, broke out in the central and southern regions of Chile, and with respect to us, in the Maule and Bio Bio regions. As a consequence of such fires, we suffered the burning of approximately 72,500 hectares of forest plantations, which had a fair value of approximately U.S.$210 million, according to IFRS. The forest plantations affected by the fires had insurance coverage, with their corresponding deductibles and limits. In accordance with the final report of the insurance adjusters, in October 2017 our subsidiary Forestal Arauco S.A. recovered U.S.$35 million, after applying a U.S.$15 million deductible.

After the 2017 wildfires in Chile, we increased the limits of our forestry insurance coverage in Chile to U.S.$85 million with a deductible of U.S.$25 million for the whole season (regardless of the number of the events). This policy is carried by Mapfre S.A. (100%), and the insurance period is from October 3, 2020 to October 3, 2021. We also established satellite-assessment for damaged areas, which enables us to face potential claims in a faster way.

During the 2019-2020 forest fire season in Chile, the number of wildfires was 10% higher than in the 2018-2019 season and consumed approximately 2,728 hectares of our forest plantations, representing a 102% increase over the preceding season. Nevertheless, that figure is well below the burned surface area in the 2016-2017 season: the burned surface in 2019-2020 only represented 3.7% of the hectares burned in 2016-2017 season. The affected forest plantations had a fair value of approximately U.S.$5.5 million representing approximately 0.25% of the fair value of our total forest plantations and approximately 0.06% of our total assets, in each case under IFRS.

In Argentina, we maintain fire insurance for 17,009 hectares of timber assets located in the Delta of the Paraná river, close to Buenos Aires and Entre Ríos. The insurance policies for plantations located in the Delta of the Paraná river, are carried by Sancor Seguros and are capped at of U.S.$9 million with a deductible of U.S.$100,000. For the rest of our forests in Argentina, we do not maintain fire insurance since historically, Argentina receives significant amount of rainfalls, especially during the summer months. However, due to climate change and its effect on rainfall rates, we are evaluating to include the Argentine forests in the same forest insurance program contracted for Chilean forests.

In September 2020, wildfires affected approximately 4,137 hectares of forest plantations, which had a fair value of approximately U.S.$9.1 million, under IFRS. The forest plantations affected by the wildfires had insurance coverage, with their corresponding deductibles and limits. In accordance with the final report of the insurance adjusters, in January 2021 we recovered U.S.$5.3 million, after applying a U.S.$0.6 million deductible.

As a consequence of the September 2020 wildfires, the Swiss Re Insurance Company terminated the insurance policy because the claim was indemnified at the maximum contract value. We are currently evaluating whether to include the Brazilian forests which were affected by the September 2020 wildfires in a forest insurance policy issued for the Chilean forests. For the rest of our forests in Brazil, we do not maintain fire insurance, because we believe that the risk of damage from fire does not justify the costs of carrying insurance.

We believe that the terms, deductibles and limits of our insurance policies in all the countries where we operate are generally consistent with industry practice, and that such insurance in conjunction with our own resources, allow us to manage these risks responsibly. Nevertheless, our insurance coverage could prove to be insufficient to cover losses to our production plants, facilities, forests and equipment caused by fires or otherwise. The incurrence of losses or other liabilities that are not covered by insurance could result in significant and unexpected additional costs. Moreover, the terms and conditions for the renewal of our insurance policies may change in the future depending upon market circumstances and the type and amount of risks insured. For more information regarding the risks for which we insure our property, see “Item 3. Key Information—Risk Factors—Risks Relating to the Company.”

Cybersecurity

We have developed a cybersecurity policy based on the guidelines and criteria contemplated by the international standards ISO 27001 and ISO 27002, as well as control mechanisms, technologies, processes and procedures developed on the basis of guidelines and criteria addressed by the international standard ISO 27032 / NIST, and ISA 62443 for industrial environment. Additionally, we have technological partners that monitor our infrastructure and, periodically we make security assessments, which allow us to complement and improve ongoing initiatives and our cybersecurity strategic plan. For more information regarding cybersecurity risk, see “Item 3. Key Information—Risk Factors—Risk Relating to Our Company—Cybersecurity events, such as a cyber-attack could adversely affect our business, financial condition and results of operations.”

Capital Expenditures

To utilize our increasing volume of forest production, we have added to, expanded and modernized our processing facilities.

For the year ended December 31, 2018, our aggregate capital expenditures were U. S.$938.0 million, consisting primarily of U.S.$730.5 million for addition of property, plant and equipment and U.S.$207.5 million for the addition of biological assets. The increase with respect to 2017 was mainly attributable to higher capital expenditures in ongoing projects.

For the year ended December 31, 2019, our aggregate capital expenditures were U.S.$1,198.9 million, consisting primarily of U.S.$972.1 million for the addition of property, plant and equipment and U.S.$226.8 million for the addition of biological assets. The increase with respect to 2018 was mainly attributable to higher capital expenditures in ongoing projects, primarily the MAPA project.

For the year ending December 31, 2020, our aggregate capital expenditures were U.S.$1,527.7 million, consisting primarily of U.S.$926.4 million for strategic projects and initiatives, U.S.$361.4 million for maintenance of our existing mills and U.S.$239.9 million for maintenance and acquisition of biological assets.

For the year ending December 31, 2021, we have budgeted capital expenditures of U.S.$1,216.6 million, consisting primarily of U.S.$679.1 million for strategic projects and initiatives, U.S.$293.2 million for maintenance of our existing mills, and U.S.$244.3 million for maintenance and acquisition of biological assets. Our ability to complete our capital expenditure plan depends on factors that are beyond our control.

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

In respect of such regulations, in November 2015, the Cruces river, where the Valdivia Mill disposes its effluents, became subject to the Norm. The Valdivia Mill discharges its treated effluents into the Cruces River, which is part of the Valdivia River Basin. The Company and other local entities challenged the validity of the Norm before the Third Environmental Court in January 2016, expressing concerns, among others, regarding various aspects of the Norm’s General Environmental and Social Impact Assessment (AGIES, for its acronym in Spanish). These objections included the lack of identification and consideration for the effective economic and social costs resulting from the adoption of the Norm. Other objections included that the Norm’s parameters and limits exceeded the reviewed water quality criteria enforced by reference countries in both quantity and stringency; and that many of the parameters and limits were not technically or environmentally reasonable. The Third Environmental Court ruled in our favor on September 29, 2016, declaring the invalidity of the Norm, which decision was upheld by the Supreme Court in July 2017.

In December 2017, the government restarted the rulemaking process and published a new draft SWQSVR for public comments. The draft proposes to regulate using practically the same parameters and limits included in the previous Norm declared void by the Supreme Court. In our opinion, the draft presents flaws similar to those detected in the previous rulemaking process, among others, the lack of identification and consideration of its actual economic and social costs and that most of its parameters and limits are not technically or environmentally reasonable. The public comment process finished in March 2018 and several comments from the public and different stakeholders were submitted, including several technical, economical and legal reports from third parties, were submitted. In August 2019, a group of companies and institutions through CODEPROVAL challenged the validity of the new draft Norm filing an invalidation request. This request was rejected by the Ministry of the Environment in December 2020. According to applicable regulations, the government shall prepare a final draft, prior to submitting for the consideration by the Sustainability Ministers’ Committee (Consejo de Ministros para la Sustentabilidad) and the President of the Republic. Once the new norm enters into force, we cannot exclude that the authority may declare that the Valdivia River Basin is contaminated and thus initiate an administrative proceeding to impose a decontamination plan, which may include new limits on discharges of wastewater applicable to the Valdivia Mill.

The application of these environmental laws and remedies may adversely affect the manner in which we seek to implement our business strategy and our ability to realize our strategy. See “Item 3. Key Information—Risk Factors—Risks Relating to the Company—The costs to comply with, and to address liabilities arising under, environmental laws and regulations could adversely affect our business, financial condition, results of operations and cash flows.”

We have faced, and continue to face, certain environmental proceedings in connection with some of our mills. For a description of these proceedings, see “Item 8. Financial Information—Legal Proceedings.” and Note 18 of our audited consolidated financial statements.

Argentina

Our operations in Argentina are subject to Argentine environmental legislation, including regulation by municipal, provincial and federal governmental authorities.

Argentine environmental legislation includes the requirement that water used or recovered in the production process must be chemically, biologically and thermally treated before being returned to public waters, such as the Paraná River. In addition, all gaseous emissions must be scrubbed to ensure satisfactory levels of waste particle recovery and odor removal. Regular testing of river water, soil and air quality is used to monitor the ultimate impact of the mill on the environment.

We believe that we are currently in material compliance with local and national environmental regulations applicable to our operations in Argentina.

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

We believe that we are currently in material compliance with local and national environmental regulations applicable to our operations in Brazil.

Uruguay

The activities of the Montes del Plata joint operation are subject to Uruguayan national and municipal environmental regulations. The principal environmental authorization required to carry out such project’s construction activities was the environmental authorization, or AAP, regulated by the Environmental Impact Assessment Act, Law No. 16,466, and its regulatory Decree No. 349/005. AAPs are granted by the National Environmental Bureau, or DINAMA, which pertains to the Ministry of Housing, Land Use Management and Environment, or MVOTMA.

On July 14, 2020, Law No. 19,889 was published on the Official Gazette, creating the Ministry of Environment, empowered with exclusive competence on environmental matters. Law No. 19,889 also provided for the transfer of all environmental related powers of the Ministry of Housing, Land Management and Environment to the new Ministry of Environment.

In order to obtain this authorization, an applicant must submit a complete report regarding all aspects of any proposed works including a classification of the same by a competent professional in one of the three categories, A, B or C. If the proposed project is classified by DINAMA as B or C, a comprehensive environmental impact assessment (which includes all aspects of the project) is required and in some cases a public hearing may be required (such as when the project is classified as C). Once the AAP is granted, the interested party is required to perform the project in accordance with the terms and conditions of such authorization.

For certain activities (including, construction of an industrial plant), a Viability Location Report, or VAL, is required. This report should be submitted before the National Environmental Bureau and must include a notification to the municipal government where the project is to be located (Intendencia) and the delivery of information similar to that required for the AAP. This process contemplates a period for public comment on summary information that is available. The Intendencia involved in any such project may submit its findings to the DINAMA for consideration. The relevant companies that comprise Montes del Plata have already obtained the AAP and the VAL.

Once construction is completed according to the approved project and the AAP conditions, and prior to starting operations, a company needs to obtain the environmental authorization for operation, or AAO, which is regulated by the same decree, comes to regulate the environmental compliance of the relevant companies in the operational phase of the endeavor and needs to be renewed every 3 years. Montes del Plata obtained this authorization from the National Environmental Bureau, DINAMA, in June 2014, and has been renewed until October 2022.

We believe that the Montes del Plata operation is currently in material compliance with local and national environmental regulations applicable to the operation in Uruguay.

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

We believe that we are currently in material compliance with local and national environmental regulations and orders applicable to our operations in the United States and Canada, except for the fact that we are operating under a Special Order by Consent in Moncure, North Carolina, related to our air quality permit.

Mexico

Our Mexican operations are subject to environmental legislation, including federal, state and local laws and regulations. Such laws and regulations govern the use, storage, handling, generation, treatment, emission, release, discharge and disposal of certain hazardous materials and wastes, the remediation of contaminated soil and groundwater, plant and wildlife protection, landfill sites and the health and safety of employees. For example, under the Mexican Environmental Law, the Ministry of Environmental and Natural Sources, has established environmental regulations including emission standards for point sources of pollution, such as press and dryer exhausts, process vents and equipment leaks. In addition, some of our operations require environmental permits and controls to prevent and reduce air and water pollution. Our failure to comply with applicable environmental, health and safety requirements, including permits related thereto, may result in:

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

We believe that we are currently in material compliance with all local and national environmental regulations applicable to our operations in Mexico.

Forestry, Land-Use and Land Ownership Regulations

Chile

The management and exploitation of forests in Chile is regulated by the Forests Law of 1931, as amended, and Decree Law No. 701 of 1974, as amended. The Forests Law and Decree Law No. 701 impose a variety of restrictions on the management and exploitation of forests. Forestry activities, including thinning, on land that is designated as preferably suited for forests or that has native or planted forests, are subject to management plans that require the approval of the Corporación Nacional Forestal, or National Forest Service, or CONAF. In addition, the Forests Law and Decree Law No. 701 impose fines for the harvesting or destruction of trees and shrubs in violation of the terms of a forest management plan. We believe that we are in material compliance with the Forests Law and Decree Law No. 701.

Law No. 20,283, published in the Official Gazette on July 30, 2008, provides for the management and conservation of native tree forests and forest development. Its purposes are the protection, recovery and improvement of native forests in order to guarantee both forest sustainability and environmental policy. This law established a fund for the conservation and sustainable management of native forests. According to this law, owners of native forests are able to exploit them so long as they have a “management plan” approved by the CONAF. Depending on the owner’s approved plan, as well as other factors, the subsidy provided by the fund may vary between U.S.$200 and U.S.$400 per hectare. The law also prohibits the harvesting of native trees in certain areas and under certain conditions. In compliance with applicable regulations, we have adopted environmentally sensitive policies towards our holdings of native forests, which are protected and preserved in their entirety. Our products come from established plantations only; we do not sell any wood derived from our native forests. Arauco’s forestry operations adhere to our international control systems, which are all in accordance with current legislative and environmental sustainability standards. We believe that we are in material compliance with Law No. 20,283. See “Item 4. Information on our Company—Description of Business—Forestry Activity.”

Argentina

The management and exploitation of forests in Argentina is regulated by National Law No. 13,273, National Law No. 25,080 (as amended and extended by Laws No. 26,432 and 27,487), National Decree No. 710, Provincial Law No. 854, Provincial Law No. 3,426 and other regulations promulgated thereunder, which collectively constitute the regulatory framework. The regulatory framework imposes a variety of restrictions on the management and exploitation of forests in Argentina. The regulatory framework regulates the replanting of land after harvesting.

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

We believe that our Argentine operations are in material compliance with the applicable regulatory framework.

Brazil

Environmental laws and regulations relating to the management and exploitation of forests and the protection of Brazilian plants and wildlife govern our Brazilian forestry operations. Under this regulatory framework Brazilian authorities establish forest preservation areas and regulate replanting of forests after harvesting.

There are discussions about certain Brazilian legal restrictions on the acquisition of rural properties by foreign companies and by Brazilian companies controlled by foreign persons. Those restrictions are contained in the Opinion issued by the Office of the General Counsel to the Federal Government in August 2010, which has been subject to several judicial challenges. Currently, there is a pending litigation before the Supremo Tribunal Federal (Highest Court in Brazil) to determine if Federal Law No. 5,709/1971 is applicable to Brazilian companies with foreign shareholders, as it could arguably be contrary to the Brazilian constitution. Our local counsel has advised us that although in their opinion these restrictions are not applicable to the transactions consummated by our Brazilian subsidiaries, they could apply from August 2010 and to future transactions which have as object, the acquisition of land by persons that have foreign majority capital.

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

These regulations are also included in Decree No. 333/004 (General Principles and Basic Technical Standards to achieve soil and water rational and sustainable use and their recovery) and Decree No. 405/008 (Responsible and Sustainable Use of Soil).

Additionally, forest activity is subject to environmental and soil care regulations. According to Law No. 16,466 and Decree No. 349/005, plantations of more than 100 hectares need prior environmental authorization. Law No. 15,239 also provides certain measures that must be adopted to reduce erosion and degradation of the soil to promote its restoration when necessary. Forestry regulations from local municipalities may also require additional permits depending on the forest location.

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

Overview

We derive our revenues from the sale of bleached and unbleached pulp, wood products such as MDF, PBO, plywood, sawn timber and remanufactured wood products, forestry products, such as sawlogs and pulplogs, and sales of electricity. We sell our products in domestic and export markets. During 2020, sales of wood products constituted the single largest component of our revenues, while in 2019, sales of pulp constituted the largest component of our sales revenues. As occurs with other commodities, pulp is subject to significant cyclical price fluctuations determined by global supply and demand. Accordingly, our revenues are subject to cyclical fluctuations. Prices for wood and forestry products, also fluctuate significantly among domestic markets. Although prices tend to have the most significant effect on our results of operations, sales volume and product mix, production costs and exchange rate fluctuations also can have a substantial impact on our results. See “Item 3. Key Information—Risk Factors—Risks Relating to the Company— Fluctuations in market price for our products could adversely affect our financial condition, results of operations and cash flows”.

Our business, results of operations and cash flows depend, to a large extent, on the level of economic activity, on government and foreign exchange policies and on political and economic developments in our principal markets. In 2018, 69.2% of our sales of pulp was sold to customers in Asia, 11.8% to customers in Europe and 14.0% to customers in Central and South America. In 2019, 62.1% of our sales of pulp were to customers in Asia, 16.6% to customers in Europe, and 13.9% to customers in Central and South America. In 2020, 63.8% of our sales of pulp were to customers in Asia, 12.6% to customers in Europe, and 14.1% to customers in Central and South America. In 2018, 51.6% of our sales of wood products were to customers in North America and 32.1% to customers in Central and South America. In 2019, 58.9% of our sales of wood products were to customers in North America and 27.8% to customers in Central and South America. In 2020, 60.2% of our sales of wood products were to customers in North America and 27.6% to customers in Central and South America. Our business, earnings and prospects may be materially and adversely affected by developments in our markets with respect to inflation, interest rates, currency fluctuations, protectionism, government subsidies, price and wage controls, exchange control regulations, taxation, expropriation or social instability, as well as by political, economic or diplomatic developments. See “Item 3. Key Information—Risk Factors—Risks Relating to the Company— Worldwide competition in the markets for our products may adversely affect our business, financial condition, results of operations and cash flows”.

As of December 31, 2020, 67.1% of our property, plant, equipment and forest assets were directly owned by us and our Chilean subsidiaries, 6.4% by our Argentine subsidiaries, 5.5% by our Brazilian subsidiaries, 5.8% by our U.S. and Canadian subsidiaries, 1.1% by our Mexican subsidiaries and 14.1% by our joint operation in Uruguay. In 2020, 55.2% of our consolidated revenues were derived from our operations in Chile, 8.0% of our consolidated revenues were derived from our operations in Argentina, 8.8% of our consolidated revenues were derived from our operations in Brazil, 17.5% of our consolidated revenues were derived from our operations in the United States and Canada, 2.8% of our consolidated revenues were derived from our operations in Mexico and 7.7% of our revenues were derived from our operations in Uruguay. Accordingly, our financial condition, results of operations and cash flows are affected by, to a significant degree, economic conditions in Chile, Argentina, Brazil, Uruguay, the United States, Canada and Mexico. See “Item 3. Key Information—Risk Factors—Risks Relating to the Company— Worldwide competition in the markets for our products may adversely affect our business, financial condition, results of operations and cash flows”.

Economic Indicators in Chile, Argentina, Brazil, Uruguay, the United States, Canada and Mexico

Chile

According to the Central Bank of Chile, in real terms Chile’s GDP increased by 3.7% in 2018, by 0.9% in 2019 and contracted at a rate of 5.8% in 2020. In 2018 and 2019, the Chilean peso depreciated against the U.S. dollar 13.0% and 7.8%, respectively and appreciated 5.0% in 2020. See “Item 3. Key Information—Risk Factors—Risks Relating to Chile.”

Argentina

According to the Instituto Nacional de Estadística y Censos (the Argentine National Statistics and Census Institute, or the “INDEC”), in real terms Argentina’s GDP declined by 2.6% in 2018, 2.1% in 2019 and 9.9% in 2020. In 2018, 2019 and 2020, the Argentine peso depreciated against the U.S. dollar by 105.3%, 58.3%, and 41.6%, respectively. In 2018, 2019 and 2020, the INDEC’s national CPI was 47.6%, 53.8% and 36.1%, respectively. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina.”

Brazil

According to the Instituto Brasileiro de Geografia e Estatística (the Brazilian Institute of Geography and Statistics), in real terms Brazil’s GDP increased 1.8% and 1.4% during 2018 and 2019, respectively, and contracted 4.1% in real terms in 2020. In 2018, 2019 and 2020, the Brazilian real depreciated against the U.S. dollar by 14.6% and 3.9%, and 29.1%, respectively. See “Item 3. Key Information—Risk Factors—Risks Relating to Brazil.”

Uruguay

According to the Banco Central del Uruguay (the Central Bank of Uruguay), in real terms Uruguay’s GDP increased 1.6% in 2018, 0.4% in 2019 and contracted 5.9% in 2020. In 2018, 2019, and 2020 the Uruguayan depreciated against the U.S. dollar by 12.9%, 15.1%, and 13.4%, respectively. See “Item 3. Key Information—Risk Factors—Risks Relating to Uruguay.”

United States

According to the U.S. Bureau of Economic Analysis, the United States GDP increased by 2.9% in real terms in 2018, by 2.2% in 2019 and contracted by 3.5%, in 2020. See “Item 3. Key Information—Risk Factors—Risks Relating to the United States and Canada.”

Canada

According to the Bank of Canada, in real terms Canada’s GDP increased 2.0% in 2018, 1.6% in 2019 and decreased 5.4% in 2020. In 2018 the Canadian dollar appreciated 6.9% against the U.S. dollar, depreciated 4.4% in 2019 and appreciated by 6.5% in 2020. See “Item 3. Key Information—Risk Factors—Risks Relating to the United States and Canada.”

Mexico

According to the Banco de México, in real terms Mexico’s GDP increased 2.1% in 2018, decreased 0.1% in 2019 and decreased 8.3% in 2020. The Mexican peso depreciated against the U.S. dollar by 1.1% in 2018, appreciated by 4.0% in 2019 and depreciated by 5.3% in 2020. See “Item 3. Key Information—Risk Factors—Risks Relating to Mexico.”

Exchange Rate Fluctuations

We generally express our export prices in U.S. dollars, whereas our domestic sales in Chile are priced in Chilean pesos except for pulp sales, which are priced in U.S. dollars; domestic sales in Brazil are priced in Brazilian reals; domestic sales in Argentina are priced in Argentine pesos except for pulp sales, which are priced in U.S. dollars and domestic sales in Mexico are priced in Mexican pesos. To the extent that the Chilean peso depreciates against the U.S. dollar, our domestic revenues may be adversely affected when expressed in U.S. dollars. The same effects may occur for our domestic sales in Argentina and Brazil for products sold in each of the respective local currencies.

The Chilean peso has been subject to devaluation in the past and could be subject to significant fluctuations in the future. During 2020, the value of the Chilean peso relative to the U.S. dollar increased by 5.0% in nominal terms, based on the observed exchange rates on December 31, 2019 and December 31, 2020. The observed exchange rate on April 12, 2021, as published in the Official Gazette on April 13, 2021, was Ch$709.51 to U.S.$1.00.

The effect of exchange rate fluctuations is partially offset by the fact that certain of our operating expenses are denominated in U.S. dollars (such as our freight costs and selling expenses in the form of commissions paid to our sales agents abroad) and a significant part of our indebtedness is denominated in U.S. dollars. As of December 31, 2020, our U.S. dollar-denominated indebtedness was U.S.$4.3 billion. In addition, if the U.S. dollar appreciates against the legal currency in any of our export markets, we must, from time to time, express our sales in that local currency to compete effectively.

Future developments in the Chilean, Argentine, Brazilian, Uruguayan, Mexican, Canadian and U.S. economies may impair our ability to proceed with our strategic plan, including with respect to pricing. For additional discussion regarding the risks we face in each of the aforementioned markets, see “Item 3. Key Information—Risk Factors—Risks Relating to Chile,” “—Risks Relating to Argentina,” “—Risks Relating to Brazil,” “—Risks Relating to Uruguay,” “—Risks Relating to Mexico” and “—Risks Relating to the United States and Canada.”

Fluctuations in Market Prices for our Products

In recent years, our revenues have been affected by price level volatility in our domestic and export markets. The prices for each of our pulp, wood and forestry products depend on the markets in which they are sold. While prices are generally similar for a given product on a global basis, domestic market conditions affect prices in markets such as Asia, Europe and the United States.

The following table sets forth, for the years indicated, average unit sales prices for our products.

	Year ended December 31, (1)
Product (2)	2020	2019	2018
	(U.S.$ per tonne) (3)
Pulp
Bleached pulp	511.6	605.8	795.6
Unbleached pulp	569.9	661.3	846.7

	(U.S.$ per cubic meter) (3)
Wood Products
Sawn timber	225.9	236.3	267.2
Remanufactured wood products	645.1	565.0	577.1
Plywood	453.0	415.5	480.7
Panels	299.0	314.6	318.9
Forestry Products
Logs	23.0	28.1	28.3

(1)	Calculated as average unit prices for the year based on our internally collected data.
(2)	Each category of product contains different grades and types and the shipping terms vary with the product, as well as the customer.
(3)	We generally quote our prices in U.S. dollars for export sales and in Chilean pesos, Argentine pesos, Brazilian reals or Mexican Pesos, as applicable for domestic sales.

Pulp Prices

Overview

Historically, world pulp prices have been subject to significant fluctuations over short periods of time. Pulp prices depend primarily on worldwide demand, world production capacity, worldwide pulp and paper inventory levels and availability of substitutes, and in general terms, are directly related to global economic growth. All of these factors are beyond our control. See “Item 3. Key Information—Risk Factors—Risks Relating to the Company— Fluctuations in market price for our products could adversely affect our financial condition, results of operations and cash flows”.

Prices for bleached grades of hardwood pulp, including eucalyptus, generally follow the same cyclical pattern as prices for softwood pulp. However, historically softwood has had higher prices mainly due to lower global supply. Moreover, during the last five years, the majority of the added global pulp production capacity has been dedicated to production of hardwood pulp, particularly eucalyptus pulp. Prices for dissolving pulp normally fluctuate depending on variables similar to those that affect bleached kraft pulp, such as worldwide demand and world production capacity for dissolving pulp. Additionally, dissolving pulp prices are affected by price differences between paper-grade pulp and dissolving pulp, mainly due to the fact that a significant portion of the worldwide dissolving pulp production capacity comes from mills that can also switch from producing paper-grade pulp to dissolving pulp, and vice versa, thereby affecting the supply of dissolving pulp.

Prices for unbleached softwood market pulp also follow cyclical patterns related to worldwide demand, stock levels and supply. Based on information published by Hawkins Wright Ltd., in 2020 unbleached softwood market pulp represented about 3.5% of the global wood pulp market. The majority of unbleached softwood pulp is sold in Asia, and its price in that market does not necessarily follow the cycle of prices for softwood or hardwood.

During 2018, average prices of hardwood and softwood pulp followed an upward trend, slightly decreasing in the last part of the year, with NBSK – Europe reaching U.S.$1,200.02 per tonne, NBSK – China reaching U.S.$723.07 per tonne, BHKP – Europe reaching U.S.$1,025.73 per tonne and BHKP – China reaching U.S.$652.51, in each case at year. The positive trend during most of the year was mainly due to strong demand and stable capacity levels, while the slight decrease at the end of 2018 was mainly driven by the trade tensions between China and the United States.

During 2019, average prices decreased 31.7% in the case of NBSK – Europe, which reached U.S.$819.95 per tonne at the end of the year, and 22.9% in the case of NBSK – China, which reached U.S.$557.57 per tonne at the end of the year. BHKP – Europe decreased 33.7% in 2019, reaching U.S.$680.01 per tonne at year end, and BHKP – China decreased 30.0% in 2019, reaching U.S.$456.92 at year end. The downward trend during most of 2019 was mainly driven by trade tensions between China and the United States, as well as lower paper demand in Europe, which adversely affected both hardwood and softwood prices. Hardwood prices were also adversely impacted by the high levels of inventories registered during the year, which started to decrease after mid-2019. Towards the end of 2019, prices stabilized after China and the United States reached understanding on certain commercial issues and due to a decrease in inventories.

During 2020, average prices increased 7.2% in the case of NBSK – Europe, which reached U.S.$879.36 per tonne at the end of the year, and 20.3% in the case of NBSK – China, which reached U.S.$670.56 per tonne by year end. BHKP – Europe remained stable, ending the year at U.S.$680.00 per tonne, and BHKP – China increased 9.2%, reaching U.S.$499.08 per tonne at year end. Prices remained stable, albeit at low levels, for most of 2020 and continued to be adversely affected by trade tensions between China and the United States, the COVID-19 pandemic and lower demand for paper products in Europe. Towards the end of 2020 inventories started to decrease, and improvements related to the COVID-19 pandemic situation had a positive impact on the hardwood and softwood pulp market. These developments led to price increases during the last days of the year for many of the benchmark pulp products.

Prices of NBSK – Europe(1)

The following table sets forth the prices for NBSK – Europe, as listed on the NBSK – Europe index, as of the dates indicated, as well as the percentage variation with respect to the previous date:

List Price as of December 31,	U.S.$/tonne	% Change
2018	1,200.02	20.0%
2019	819.95	(31.7)%
2020	870.36	6.1%

Prices of NBSK – China (1)

The following table sets forth the prices for NBSK – China, as listed on the NBSK – China index, as of the dates indicated, as well as the percentage variation with respect to the previous date:

List Price as of December 31,	U.S.$/tonne	% Change
2018	723.07	(18.4)%
2019	557.57	(22.9)%
2020	670.56	20.3%

Prices of BHKP – Europe (1)

The following table sets forth the prices for BHKP – Europe, as listed on the BHKP – Europe index, as of the dates indicated, as well as the percentage variation with respect to the previous date:

List Price as of December 31,	U.S.$/tonne	% Change
2018	1,025.73	4.7%
2019	680.01	(33.7)%
2020	680.00	0.0%

Prices of BHKP – China (1)

The following table sets forth the prices for BHKP – China, as listed on the BHKP – China index, as of the dates indicated, as well as the percentage variation with respect to the previous date:

List Price as of December 31,	U.S.$/tonne	% Change
2018	652.51	(15.1)%
2019	456.92	(30.0)%
2020	499.08	9.2%

*	YoY means year over year
(1)	Source: Fastmarkets RISI.

Prices of UKP

The following table sets forth the price of our UKP as of the dates indicated, as well as the percentage variation with respect to the previous date:

Price as of December 31,	U.S.$/tonne	% Change
2018	853.77	11.2%
2019	515.79	(39.6)%
2020	585.25	13.5%

Source: Arauco.

Prices of Dissolving Pulp

The following table sets forth the price of our dissolving pulp as of December 31, 2020, which was the year in which we began to sell dissolving pulp.

Price as of December 31,	U.S.$/tonne	Change YoY
2020	675.9	N/A

Source: Arauco.

Forestry and Wood Products Prices

Over the last five years, the average prices for our forestry and sawn timber products have fluctuated significantly, reflecting the effect on demand of global economic developments.

During 2016, average prices for our panels and sawn timber declined 0.7% and 2.7% respectively, in each case compared to 2015. Sales volumes in 2016 also decreased compared to 2015, with our panel sales volume dropping 3.3% and our sawn timber sales volume dropping 4.6%. Argentine markets for our wood products continued to be pressured during 2016, and opportunities to export our Argentine production to other countries were limited. Brazilian markets followed a similar trend, although there were greater export opportunities, insofar as the depreciation of the Brazilian local currency against the U.S. dollar made Brazilian margins more competitive. These export opportunities were mainly to North America, where higher supply volumes entered the market, partially offset by healthy demand throughout 2016. Our new commercial sales office in the Middle East also enabled us to reach new customers and have a better presence in those markets.

During 2017, average prices for our wood products increased 4.4% compared to 2016. The average prices and sales volume of our panels increased by 4.7% and 2.4% respectively compared to 2016. Average prices for our sawn timber increased 1.9% compared to 2016, offset by a 2.6% decrease in sales volume. North American market demand improved in 2017, fueled primarily by the construction and retail sectors. The Brazilian market has been recovering slowly after the economic and political crisis. The Argentine market has improved in sales volume. Despite the production of new MDF mills in Brazil and Mexico that increased competition, we were able to maintain and increase prices in some markets.

During 2018, average prices for our wood products decreased 1.5% compared to 2017. Average prices for our panels decreased 5.6% while sales volumes increased 11.2%. The downward trend in average panel prices was explained by an oversupply mainly from Brazil, Chile, the United States and Asia, and seasonality in the northern hemisphere. Average prices for our sawn timber increased 6.3% in 2018, partially offset by a 3.6% decrease in sales volume, which was mainly due to lower demand from China, which in turn was related to the uncertainty surrounding the trade tensions between China and the United States.

During 2019, average prices for our wood products decreased 4.5% compared to 2018. Our panels sales increased 9.2% in volume, partially offset by a 1.3% decrease in average prices. Our volume increase in panels sales was mainly explained by the start-up of our new Grayling mill and our acquisition of the Mexican assets, in each case in the first quarter of 2019. In 2019, average prices for our sawn timber decreased 11.6%, and the volume of our sawn timber sales decreased 0.8%, primarily as a result of lower demand from China, reflecting the trade tensions between China and the United States.

During 2020, average prices for our wood products decreased 1.9% compared to 2019. Average prices for our panels decreased 5.0%, and the volume of our panel sales decreased 4.4% in sales volume. These decreases were mainly explained by adverse effects of the COVID-19 pandemic outbreak. In 2020, average prices for our sawn timber decreased 4.4%, and the volume of our sawn timber sales decreased 4.7% compared to 2019, also explained by the adverse effects of the COVID-19 pandemic outbreak.

Prices for our forestry and sawn timber may decline in the future. Our results of operations may be materially affected if the prices of our products decline from current levels.

Costs and Expenses

Costs of Sale

Our major costs of sales are the following:

•	timber,

•	chemicals,

•	forestry labor,

•	depreciation and amortization,

•	maintenance,

•	other raw materials, and

•	energy and fuel.

Our property, plant and equipment are depreciated on a straight-line basis over the remaining useful lives of the underlying assets. However, the amount of such depreciation that relates to our fixed production assets, such as pulp mills, panels mills and sawmills, is allocated to finished goods held as inventories and accumulates until charged to cost of sales when the finished goods are sold. Our forests and land are not depreciated. For additional information relating to the accounting treatment of our biological assets, see “—Critical Accounting Policies—Biological Assets.”

In 2016, our cost of sales decreased by 0.4% compared to 2015. The cost of chemical products and energy and fuels for use during our production process decreased by 11.2% and 18.9% respectively, in each case compared to 2015. Energy prices followed a downward trend during the entire 2016, while fuel prices continued at levels lower than their historical average (despite certain recovery in price levels during the second half of the year). Lower forestry labor costs also allowed for lower total cost of sales. A partially offsetting factor was the cost of timber which increased by 14.7% primarily as a result of a 4.0% increase in our pulp sales volume and a 10.9% increase in the fair value cost of timber harvested.

In 2017, our cost of sales increased by 2.2% compared to 2016. The cost of energy and fuels for our production processes increased by 33.3% and the cost for our chemical products increased by 8.0% in 2017 compared to 2016. Fuel prices rose during 2017, following an upward trend of various commodities. Higher indirect cost and forestry labor cost also had an impact on the higher cost of sales. These cost increases were partially offset by lower maintenance cost and other raw materials costs that decreased 16.2% and 14.9%, respectively, compared to 2016.

In 2018, our costs of sales increased by 4.1% compared to 2017. The main reason was the 8.3% increase in the cost of chemical products used in our production processes. Additionally, our cost of forestry labor increased by 6.5% compared to 2017, and our cost of other raw materials increased by 21.1%. These higher costs were partially offset by a 4.7% decrease in our cost of wood and a 18.3% decrease in our cost of electricity.

In 2019, our cost of sales increased by 5.0% compared to 2018. The main reason was a 27.3% increase in the cost of timber, due to a slight increase in pulp sales volume, the start-up of Grayling mill and the new Mexican subsidiaries we acquired in January 2019. Additionally, due to the adoption of IFRS 16, depreciation of the right of use started to affect our cost of sales. Depreciation and amortization also increased by 9.7%. These increases were partially offset by a 18.5% decrease in forestry labor costs and a 19.2% decrease in indirect costs.

In 2020, our cost of sales decreased 11.9% compared to 2019. The decrease was driven mainly by a 20.2% decrease in the costs of chemical products compared to 2019, and a 14.6% decrease in forestry labor costs compared to 2019, mainly due to lower sales volume. There was also a 23.5% decrease in maintenance costs due to fewer maintenances programmed for the year as well as the closure of some of our wood products mills.

Distribution Costs

Our distribution costs are comprised of our selling costs, which consist primarily of our shipping and freight costs which are the freight, port services, customs and other outbound logistical costs of shipping our products to our customer’s, in addition to, per tonne fees we pay to our selling agents.

Administrative Expenses

Our major administrative expenses are wages and salaries, traffic, information technology (IT) expenses, insurance expenses and other expenses.

Critical Accounting Policies

A summary of our significant accounting policies is included in Note 1 to our audited consolidated financial statements, which are included in this annual report. The preparation of consolidated financial statements in accordance with IFRS requires management to make subjective estimates and assumptions that affect the amounts reported. Estimates are based on historical experience and various other assumptions that are believed to be reasonable, though actual results and timing could differ from the estimates. Management believes that the accounting policies below take into account those matters that require the exercise of judgment but acknowledge that different judgments could result in substantially different results. The most critical accounting policies and estimates are described below.

Biological Assets

IAS 41 requires that biological assets, such as standing trees, be shown on our statement of financial position at fair value. Our forests are thus accounted for at fair value minus estimated point-of-sale costs at harvest, considering that the fair value of these assets can be measured reliably.

The fair value of forest plantations is based on discounted cash flow models. Our cash flow projections include significant judgments and assumptions relating to discount rates, estimated growth of forests and sales margins. The valuation of our biological assets is performed on the basis of each identifiable farm block and for each type of tree. The principal considerations used to calculate the valuation of our forest plantations and the sensitivity analysis with respect to significant inputs are presented in Note 20 to our audited consolidated financial statements.

Litigation and Contingencies

We and our subsidiaries and our Uruguayan joint operation Montes del Plata are subject to certain ongoing lawsuits, the future effects of which need to be estimated by our management in collaboration with our legal advisors. See “Item 3. Key Information—Risk Factors—Risks Relating to the Company—We have been subject to legal proceedings related to our mills which could adversely affect our business, financial condition, results of operations and cash flows” and “Item 8. Financial Information—Legal Proceedings.” See Note 18 to our audited consolidated financial statements.

Recently Issued Accounting Standards

Note 1 to our audited consolidated financial statements discusses new standards, interpretations and amendments that are mandatory for the first time for the period beginning on January 1, 2020 and also the new standards, interpretations and amendments, the application of which is not yet mandatory, which the Company has not adopted in advance.

Results of Operations

The following table provides a breakdown of our financial results of operations and sales volumes as of and for the years ended December 31, 2018, 2019 and 2020. The table and the discussion that follows are based on and should be read in conjunction with our audited consolidated financial statements, including the notes thereto, as of and for the years ended December 31, 2018, 2019 and 2020 included elsewhere herein. The audited consolidated financial statements included herein are prepared in U.S. dollars and in accordance with IFRS.

	For the year ended December 31,
	2020			2019			2018
	Sales	%	Volume	Sales	%	Volume	Sales	%	Volume
	(in millions of U.S. dollars, except percentages and volume)
Revenues
Pulp
Bleached pulp(1)	1,669.1	35.3	3,262.8	1,981.6	37.2	3,270.9	2,536.9	42.6	3,188.6
Unbleached pulp(1)	259.8	5.5	455.9	314.5	5.9	475.5	418.4	7.0	494.2

Total	1,928.9	40.8	3,718.7	2,296.1	43.1	3,746.4	2,955.3	49.6	3,682.7

Wood Products
Fiberboard panels(2)	1,689.1	35.7	5,650.0	1,858.6	34.9	5,908.0	1,725.1	29.0	5,410.0
Sawn timber(2)	389.9	8.2	1,726.1	428.0	8.0	1,811.3	487.7	8.2	1,825.0
Remanufactured wood products(2)	273.5	5.8	424.0	250.1	4.7	442.7	252.6	4.2	437.7
Plywood	228.8	4.8	505.0	205.2	3.8	493.8	255.5	4.3	531.6

Total	2,581.4	54.5	8,305.1	2,741.9	51.4	8,655.8	2,721.0	45.7	8,204.3

Forestry
Logs, net(2)	49.6	1.0	2,156.7	72.4	1.4	2,577.0	71.9	1.2	2,540.0
Chips	24.1	0.5	321.9	30.3	0.5	360.8	31.4	0.5	546.0
Other	38.2	0.9	2,463.6	26.0	0.5	1,229.5	4.1	0.1	0.1

Total	111.9	2.4	4,942.2	128.7	2.4	4,167.3	107.4	1.8	3,086.1

Energy	63.0	1.3		74.5	1.4		86.7	1.5
Other	47.7	1.0		88.0	1.7		84.4	1.4

Total revenues	4,732.9	100		5,329.2	100		5,954.8	100

Cost of sales
Timber	(844.5)			(879.6)			(691.1)
Forestry labor costs	(467.6)			(547.7)			(672.2)
Maintenance costs	(225.7)			(294.9)			(280.7)
Chemical costs	(444.4)			(557.1)			(560.2)
Depreciation and amortization	(412.8)			(414.1)			(377.6)
Other costs of sales	(1,050.3)			(1,217.0)			(1,140.9)

Total cost of sales	(3,445.3)			(3,910.4)			(3,722.7)

Gross profit	1,287.6	27.2%		1,418.8	26.6%		2,232.1	37.5%
Other income	283.8			232.4			124.3

	For the year ended December 31,
	2020			2019			2018
	Sales	%	Volume	Sales	%	Volume	Sales	%	Volume
	(in millions of U.S. dollars, except percentages and volume)
Distribution costs	(535.7)			(586.9)			(556.8)
Administrative expenses	(510.1)			(554.0)			(561.3)
Other expenses	(182.9)			(203.7)			(95.9)
Other income (loss)	0			21.7			14.2
Income (loss) from operating activities	342.7			328.3			1,156.6
Financial income	29.4			32.6			20.9
Financial costs	(268.2)			(273.6)			(214.8)
Share of profit (loss) of associates and joint ventures accounted for using equity method	2.3			7.9			17.2
Exchange rate differences	(39.1)			(32.5)			(26.5)
Income before income tax	67.2			62.5			953.5
Income tax	(41.8)			(0.5)			(226.8)
Net income	25.3			62.0			726.8

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

Year Ended December 31, 2019 Compared to Year Ended December 31, 2020

Revenues

Revenues decreased 11.2%, from U.S.$5,329.2 million in 2019 to U.S.$4,732.9 million in 2020, primarily as a result of:

•	a 16.0%, or U.S.$367.2 million, decrease in revenues from pulp sales;

•	a 5.9%, or U.S.$160.5 million, decrease in revenues from wood product sales; and

•	a 13.0%, or U.S.$16.7 million, decrease in revenues from forestry product sales.

Pulp. Revenues from bleached and unbleached pulp decreased 16.0%, from U.S.$2,296.1 million in 2019 to U.S.$1,928.9 million in 2020, mainly due to a 15.4% decrease in average prices and a 0.7% decrease in sales volume. Sales of bleached pulp decreased 15.8% mainly due to a 15.6% decrease in average prices and 0.2% decrease in sales volume. Revenues from unbleached pulp decreased 17.4% during 2020, mainly due to a 13.8% decrease in average prices and a 4.1% decrease in sales volume. Prices for both types of fiber (softwood and hardwood) showed a similar downward trend throughout most of 2020, and demand stabilized only during the fourth quarter. Throughout 2020, prices for bleached and unbleached pulp were adversely affected by continuing trade tensions between China and the United States, weak economic activity in Europe and high global inventory levels observed especially during the first half of the year. According to data published by the PPPC, global inventory levels have decreased, especially throughout the second half of 2020.

Wood products. Revenues from wood products decreased 5.9%, from U.S.$2,741.9 million in 2019 to U.S.$2,518.4 million in 2020, primarily due to a 4.1% decrease in sales volume, and a 1.9% decrease in average prices.

Revenues from panel products decreased 9.1% from U.S.$1,858.6 million in 2019 to U.S.$1,689.1 million in 2020, due to a 4.4% decrease in sales volume, and a 5.0% decrease in average prices. Our decreased sales in 2020 was primarily due to the impact of the COVID-19 pandemic outbreak on global markets.

Revenues from sawn timber decreased 8.9%, from U.S.$428.0 million in 2019 to U.S.$389.9 million in 2020, mainly due to a 4.4% decrease in average prices and a 4.7% decrease in sales volume. The decrease in average prices was primarily due to the impact of the COVID-19 pandemic outbreak on global markets.

Revenues from plywood increased 11.5%, from U.S.$205.2 million in 2019 to U.S.$228.8. million in 2020, mainly due to a 9.0% increase in average prices and a 2.3% increase in sales volume.

Revenues from remanufactured wood products sales increased 9.4%, from U.S.$250.1 million in 2019 to U.S.$273.5 million in 2020, mainly due to a 14.2% increase in average prices. This was partially offset by a 4.2% decrease in sales volume.

Forestry products. Revenues from forestry products decreased 13.0%, from U.S.$128.7 million in 2019 to U.S.$111.9 million in 2020, mainly due to a U.S.$22.9 million decrease in sales of sawlogs.

Other revenue. Revenues from other sources, consisting mainly of revenues from sales of energy, chemicals and other services, decreased 31.9%, from U.S.$162.5 million in 2019 to U.S.$110.7 million in 2020, as a result of a U.S.$17.0 million decrease in chemicals, a U.S.$14.8 million decrease in other services and a U.S.$11.5 million decrease in sales of energy.

Cost of sales

Cost of sales decreased 11.9%, from U.S.$3,910.4 million in 2019 to U.S.$3,445.3 million in 2020, primarily as a result of:

•

a 20.2% decrease in chemical costs, from U.S.$557.1 million in 2019 to U.S.$444.4 million in 2020, primarily as a result of a decrease in sales volumes in our wood products segment and certain decreases in the average prices of some of the chemical products used in the pulp production process;

•	a 14.6% decrease in forestry labor costs, from U.S.$547.7 million in 2019 to U.S.$467.6 million in 2020, due to a decrease in sales volumes in our wood products segment;

•

a 23.5% decrease in maintenance costs, from U.S.$294.9 million in 2019 to U.S.$225.7 million in 2020, due to fewer scheduled maintenances during the year, as well as the closure of certain wood products mills; and

•

a 20.6% decrease in energy and fuel costs, from U.S.$212.7 million in 2019 to U.S.$168.8 million in 2020, due to a decrease in sales volumes in our wood products segment, the closure of some lines in some of our wood products mills in North America and also due to a decrease in global fuel prices.

Gross Profit

As a percentage of total revenue, our gross profit increased from 26.6% in 2019 to 27.2% in 2020, primarily as a result of a 11.9% decrease in our cost of sales which more than offset the 11.2% decrease in our sales revenue.

Other income

Other income increased 22.1% from U.S.$232.4 million in 2019 to U.S.$283.8 million in 2020. This increase was mainly due to a U.S.$28.2 million increase in gains resulting from changes in fair value of biological assets and a U.S.$23.4 million in recovery on tax credits.

Distribution costs

Distribution costs decreased 8.7%, from U.S.$586.9 million in 2019 to U.S.$535.7 million in 2020, primarily as a result of:

•	a 12.4% or U.S.$58.4 million decrease, in freight costs mainly due to a decrease in sales volume in our wood products division.

As a percentage of revenues, distribution costs increased to 11.3% in 2020, from 11.0% in 2019.

Administrative expenses

Administrative expenses decreased 7.9% from U.S.$554.0 million in 2019 to U.S.$510.1 million in 2020. primarily as a result of:

•	a 15.8% decrease, or U.S.$21.4 million, in other administrative expenses due to reductions in travel expenses and other measures implemented to address the COVID-19 pandemic; and

•

an U.S.$18.5 million decrease in wages and salaries related to a project aimed at improving the efficiency of our operation at an administrative level which effected some layoffs, and the depreciation of some of the local currencies in which we pay wages against the U.S. dollar.

As a percentage of revenues, however, administrative expenses increased to 10.8% in 2020, compared to 10.4% in 2019.

Other expenses

Other expenses decreased 10.2%, from U.S.$203.7 million in 2019 to U.S.$182.9 million in 2020, mainly due to a decrease of U.S.$49.0 million in impairment provisions for property, plant and equipment, which in 2019 included provisions recognized that related to production lines and/or mills in our wood products division that were shut down during the first half of 2020. The impairment provisions for 2020 included approximately U.S.$46.6 million related to Line 1 of the Arauco Mill, a facility that will be permanently shut down upon completion of the MAPA project.

Other income (loss)

We recorded no other income (loss) in 2020, compared to other income of U.S.$21.7 million in 2019, mainly due to a recognition of profit due to bargain acquisition.

Finance costs

Finance costs remained stable slightly decreasing from U.S.$273.6 million in 2019 to U.S.$268.2 million in 2020.

Exchange rate differences

Losses from exchange rate differences increased 20.3%, from U.S.$32.5 million in 2019 to U.S.$39.1 million in 2020, primarily due to the depreciation in 2020 of the Argentine peso, the Brazilian reais and the Chilean Peso against the US dollar. See “—Economic Indicators in Chile, Argentina, Brazil, Uruguay, the United States and Canada.”

Income tax

We recorded an income tax expense of U.S.$41.8 million in 2020 compared to an expense of U.S.$0.5 million in 2019. This increase was primarily attributable to losses arising from deferred taxes that were not fully compensated by profit from current income tax expenses.

Net income

Net income decreased 59.2% from U.S.$62.0 million in 2019 to U.S.$25.3 million in 2020. This is mainly explained by lower operational results derived from a decrease in average sale prices of products from our pulp segment, and also to a decrease in average sales prices and sales volume of products from our wood products segment, for the reasons discussed above.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2019

Revenues

Revenues decreased 10.5%, from U.S.$5,954.8 million in 2018 to U.S.$5,329.2 million in 2019, primarily as a result of:

•	a 22.3%, or U.S.$659.2 million, decrease in revenues from pulp;

•	a 0.8%, or U.S.$20.9 million, increase in revenues from wood products; and

•	a 19.8%, or U.S.$21.3 million, increase in revenues from forestry products

Pulp. Revenues from bleached and unbleached pulp decreased 22.3%, from U.S.$2,955.3 million in 2018 to U.S.$2,296.1 million in 2019, mainly due to a 23.6% decrease in average prices, partially offset by a 1.7% increase in sales volume. Sales of bleached pulp decreased 21.9% mainly due to a 23.9% decrease in average prices, partially offset by a 2.6% increase in sales volume. Revenues from unbleached pulp decreased 24.8% during 2019, mainly due to a 21.9% decrease in average prices and a 3.8% decrease in sales volume. Prices for both types of fiber (softwood and hardwood) showed a similar downward trend throughout most of 2019, and demand stabilized only during the fourth quarter. Throughout 2019, both prices and sales volume were adversely affected by trade tensions between China and the United States, weak economic activity in Europe and high global inventory levels.

Wood products. Revenues from wood products increased 0.8%, from U.S.$2,721.0 million in 2018 to U.S.$2,741.9 million in 2019, primarily due to a 5.5% increase in sales volume, partially offset by a 4.5% decrease in average prices.

Revenues from panel products increased 7.7% from U.S.$1,725.1 million in 2018 to U.S.$1,858.6 million in 2019, due to a 9.2% increase in sales volume, partially offset by a 1.3% decrease in average prices. Our increased sales volume in 2019 was primarily due to increased production attributable to the start-up of our Grayling mill in April 2019 and our acquisition in January 2019 of the Mexican subsidiaries.

Revenues from sawn timber decreased 12.2%, from U.S.$487.7 million in 2018 to U.S.$428.0 million in 2019, mainly due to a 11.6% decrease in average prices and a 0.8% decrease in sales volume. The decrease in average prices was primarily due to trade tensions between China and the United States which resulted in lower demand during the second half of 2019 in our principal Asian markets.

Revenues from plywood decreased 19.7%, from U.S.$255.5 million in 2018 to U.S.$205.2 million in 2019, mainly due to a 13.6% decrease in average prices and a 7.1% decrease in sales volume.

Revenues from remanufactured wood products sales decreased 1.0%, from U.S.$252.6 million in 2018 to U.S.$250.1 million in 2019, mainly due to a 2.1% decrease in average prices, partially offset by a 1.1% increase in sales volume.

Forestry products. Revenues from forestry products increased by 19.8%, from U.S.$107.4 million in 2018 to U.S.$128.7 million in 2019, mainly due to a U.S.$21.9 million increase in other sales, which mainly corresponded to sales of wood to third parties by our Brazilian subsidiaries.

Other revenue. Revenues from other sources, consisting mainly of sales of energy, chemicals and other services, decreased by 5.1% from U.S.$171.1 million in 2018 to U.S.$162.5 million in 2019, primarily as a result of a U.S.$12.3 million decrease in sales of energy.

Cost of sales

Cost of sales increased 5.0%, from U.S.$3,722.7 million in 2018 to U.S.$3,910.4 million in 2019, primarily as a result of:

•

a 27.3% increase in timber costs mainly due to the start-up of our Grayling mill in the first quarter of 2019, the incorporation of our Mexican subsidiaries which we acquired in January 2019, and an increase in pulp sales volume; the adoption of IFRS 16, effective as of January 1, 2019, which required depreciation of our right to use leased assets; and

•	a 11.3% increase, or U.S.$ 38.8 million, in wages, other wages and other personnel expenses due to an increase in sales volume in all of our business segments.

These increases were partially offset by a 18.5% decrease in forestry labor costs.

Gross Profit

As a percentage of total revenue, our gross profit decreased from 37.5% in 2018 to 26.6% in 2019, primarily as a result of a 10.5% decrease in our sales revenue accompanied by a 5.0% increase in our cost of sales.

Other income

Other income increased 87.0% from U.S.$124.3 million in 2018 to U.S.$232.4 million in 2019. This increase was mainly due to a U.S.$70.2 million increase in gains resulting from changes in fair value of biological assets and a U.S.$40.8 million increase resulting from our sale of our shares of Puertos y Logística S.A. in April 2019.

Distribution costs

Distribution costs increased 5.4%, from U.S.$556.8 million in 2018 to U.S.$586.9 million in 2019, primarily as a result of:

•	a 7.2% increase, or U.S.$31.7 million, in freight costs due to an increase in pulp sales volume; and

•	a 28.8% increase, or U.S.$8.1 million, in port services due to an increase in pulp sales volume.

As a percentage of revenue, distribution costs increased to 11.0% in 2019, compared to 9.4% in 2018.

Administrative expenses

Administrative expenses decreased 1.3% from U.S.$561.3 million in 2018 to U.S.$554.0 million in 2019, primarily as a result of:

•	a 7.5% or U.S.$18.7 million decrease in wages and salaries, due to a provision reversal made during the year related to bonus payments linked to financial performance during 2019; and

•	a 50.6% decrease, or U.S.$7.2 million, in office leasings, other properties and vehicles.

The foregoing decreases were partially offset by the effect of IFRS 16 adoption, which became effective on January 1, 2019 and required depreciation of our right to use leased assets. As a percentage of revenue, administrative expenses increased to 10.4% in 2019, compared to 9.4% in 2018.

Other expenses

Other expenses increased 112.5%, from U.S.$95.9 million in 2018 to U.S.$203.7 million in 2019, mainly due to a U.S.$87.1 million increase in our impairment provision for property, plant and equipment consisting of U.S$43.1 in impairment provisions with respect to our Eugene and Bennettsville mills in North America and an impairment provision of U.S$33.6 million with respect to Line 1 of our Arauco Mill. Line 1 is to be permanently shut down upon the completion of the MAPA project.

Other income (loss)

Other income (loss) increased 52.5%, from U.S.$14.2 million in 2018 to U.S.$21.7 million in 2019, mainly due to a bargain purchase gain recognized following our acquisition of the Mexican panel assets in January 2019.

Finance costs

Finance costs increased 27.4%, from U.S.$214.8 million in 2018 to U.S.$273.6 million in 2019, primarily due to an increase in debt, mainly due to two bonds issued during the year and disbursements associated to our export credit agreement with Finnvera, interest payments related to bonds (which include premiums and accrued interest paid with respect to the repurchase of bonds on April and October 2019) and an increase in our interest on the right of use leased assets due to the adoption of IFRS 16.

Exchange rate differences

Losses from exchange rate differences increased 22.8%, from U.S.$26.5 million in 2018 to U.S.$32.5 million in 2019, primarily due to the depreciation in 2019 of the Argentine peso, the Brazilian reais and the Chilean Peso against the US dollar. See “—Economic Indicators in Chile, Argentina, Brazil, Uruguay, the United States and Canada.”

Income tax

We recorded an income tax expense of U.S.$0.5 million in 2019 compared to an expense of U.S.$226.8 million in 2018. This decrease was primarily attributable to a lower pre-tax income associated with a decrease in our gross profit.

Net income

Net income decreased 91.5% from U.S.$726.8 million in 2018 to U.S.$62.0 million in 2019. This is mainly explained by lower sales in our pulp business, which in the aggregate decreased our gross profit by U.S.$813.3 million, and an increase in other operating expenses.

Liquidity and Capital Resources

Our primary sources of liquidity are funds from operations, domestic and international borrowings from commercial and investment banks and debt offerings in the domestic and international capital markets.

We have a liquidity policy, approved by the Board of Directors, which maintains certain criteria regarding our liquidity management.

We entered into a committed credit facility line on February 20, 2020, for a total amount of U.S.$375.0 million that expires on February 20, 2025. To date, we have not made any drawings under this credit facility.

Cash Flow from Operating Activities

Our net cash flow provided by operating activities was U.S.$1,142.1 million in 2020 and U.S.$675.3 million in 2019. This increase was principally due to a U.S.$348.5 million decrease in income tax paid in April 2020 on account of 2019 taxable income (compared to the amounts paid in 2019 on account of 2018 taxable income), and also due to tax-related relief measures adopted by governments of certain countries in which we have industrial operations in response to the COVID-19 pandemic.

Our net cash flow provided by operating activities was U.S.$675.3 million in 2019 and U.S.$1,287.5 million in 2018. This decrease was principally due to a U.S.$239.3 million increase in income tax paid in April 2019 on account of 2018 taxable income. Additionally, proceeds from sales of goods and rendering of services decreased U.S.$216.4 million, which was partially offset by a U.S.$118.4 million increase in other cash receipts from operational activities.

Cash Flow Used in Investing Activities

Our net cash used in investing activities was U.S.$1,678.9 million in 2020 and U.S.$1,317.7 million in 2019. This increase was principally due to an increase in cash flows applied to acquire property plant and equipment, including capital expenditures made in 2020 which included U.S.$1,010.2 million invested in the “MAPA” project and U.S.$37.5 million invested in the Dissolving Pulp project.

Our net cash used in investing activities was U.S.$1,317.7 million in 2019 and U.S.$894.0 million in 2018. This increase was principally due to an increase in purchases of property, plant and equipment of 48.0%, or U.S.$324.4 million, mainly as a result of investments related to the MAPA project. Capital expenditures in 2019 mainly included U.S.$500.7 million in the “MAPA” project, U.S.$107.0 million in the Dissolving Pulp project and U.S.$36.2 million in the Grayling mill.

Cash Flow from Financing Activities

Our net cash provided by financing activities was U.S.$56.2 million in 2020, compared to U.S.$1,145.0 million provided by such activities in 2019. During 2020, we received U.S.$412.1 million in loan proceeds, and we paid U.S.$595.7 million of principal and interest on our debt. We also received U.S$250.0 million as an equity contribution. Also, during 2020 we made no dividend payments at our parent company level.

Our net cash provided by financing activities was U.S.$1,145.0 million in 2019, compared to U.S.$123.2 million in 2018. During 2019, we received U.S.$2,142.4 million in loan proceeds, and we paid U.S.$802.3 million of principal and interest on our debt. In addition, we paid U.S.$182.1 million in dividends.

We believe that cash flow generated by operations, cash balances, borrowings from banks, debt offerings in the domestic and international capital markets and equity contributions are likely to be sufficient to meet our short and medium working capital, debt service and capital expenditure requirements. See “Item 4.—Information on our Company—Capital Expenditures.”

Contractual Obligations

As is customary practice in the pulp industry, we generally do not have long-term sales contracts with our customers; rather, we maintain relationships with our customers, with whom we reach agreements from time to time on specific volumes and prices.

The following table sets forth certain contractual obligations as of December 31, 2020, and the period in which the contractual obligations come due.

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in thousands of U.S. dollars)
Debt obligations (1)	465,930	1,096,233	1,275,605	6,297,491	9,135,259
Purchase obligations (2)	477,809	49,232	—	—	527,040
Lease obligations	70,373	93,843	26,557	50,563	241,336

Total	1,014,112	1,239,308	1,302,162	6,348,054	9,903,635

(1)

Includes estimated interest payments related to debt obligations based on market values as of December 31, 2020. In the case of floating rate debt, interest rate is calculated using the current index setting in place as of December 31, 2020 and assume no changes in the year-end index for any of the future periods. The interest rate on our floating rate debt is determined principally by reference to the London inter-bank offered rate (LIBOR), and as of December 31, 2020, the average spread for our U.S. dollar floating rate debt over six-month LIBOR was 1.47%. Approximately 9.1% of our total debt is floating rate debt as of December 31, 2020.

(2)

Excludes contracts entered into with independent contractors to perform operations on our behalf. Our payment obligations under such contracts are not pre-determined, but rather depend on the performance of certain variables. Accordingly, we cannot quantify our contractual obligations under such contracts.

Investing Activities

During 2020, our main investment activities were investments in projects; sustaining our panel, sawmill and pulp mills, and sustaining our biological assets. Our capital expenditures in projects included primarily:

•	U.S.$1,010.2 million invested in the “MAPA” project; and

•	U.S.$37.5 million invested in the “Dissolving Pulp” project.

Financing Activities in 2020

On April 1, 2019, we entered into an export credit agreement with Finnvera (the Finnish state-owned financing company) and three banks entities (BNP Paribas, JP Morgan Chase & Co. and Santander) for a total amount of €555.0 million. The agreement sets forth the disbursement period during the construction of the “MAPA” project and a 8.5 year maturity period with equal annual amortization installments. The funds were used to purchase equipment for the “MAPA” project from the main suppliers (i.e., Andritz and Valmet).

As of December 31, 2020, the total amount disbursed under the facility was €450.3 million.

As of December 31, 2020, the current portion of our bank debt was U.S.$215.4 million of which 84.5% was U.S. dollar-denominated. As of December 31, 2020, our total non-current portion of our bank debt was U.S.$1,058.8 million of which 52.9% was U.S. dollar-denominated.

As of December 31, 2020, we also had total capital markets borrowings (including the current portion of such debt) of U.S.$4.7 billion, 74.7% of which were U.S. dollar-denominated.

As of December 31, 2020, the weighted average maturity of our non-current debt was 12.9 years. The interest rate on our floating rate debt is determined principally by reference to the London inter-bank offered rate (LIBOR), and as of December 31, 2020, the average spread for our U.S. dollar floating rate debt over six-month LIBOR was 1.47%. As of December 31, 2020, the average interest rate for our U.S. dollar fixed rate debt was 4.46%. These average rates do not reflect the effect of swap agreements.

As of December 31, 2020, we guaranteed obligations of U.S.$150.0 million related to Montes del Plata, U.S.$300.0 million related to Arauco North America and U.S.$0.8 million related to Arauco Forest Brazil and Mahal.

The instruments and agreements governing our bank loans and local bonds set limits on our incurrence of debt and liabilities through the use of financial covenants. The principal financial covenants contained in our bank loan agreements in effect on December 31, 2020 were the following:

•	Our debt to equity ratio must not exceed 1.2:1; and

•	Our interest coverage ratio must not be less than 2:1.

The principal financial covenant contained in our local bond agreements in effect on December 31, 2019 is:

•	Our debt to equity ratio must not exceed 1.2:1.

We were in compliance with all bank loan and bond covenants as of December 31, 2020. Our U.S. dollar-denominated bonds do not contain financial maintenance covenants.

Subsequent Financing Activities during 2021

On March 29, 2021, we prepaid the entire outstanding amount of a U.S.$200.0 million club deal bank loan that we maintained with The Bank of Nova Scotia, Banco del Estado de Chile – New York Branch, Export Development Canada and Sumitomo Mitsui Banking Corporation. This loan originally had a maturity date on September 2023. There were some interest rate swap agreements associated with this loan, which we unwound following such prepayment. Our rationale for this prepayment reflects the current positive market development in our pulp and wood products divisions, which allowed us to use higher than expected operating cashflows to reduce our debt.

Off-balance Sheet Arrangements

As of December 31, 2020, we do not have any off-balance sheet arrangements.

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

We manage the treasury activities of all our Chilean subsidiaries and certain foreign subsidiaries on a centralized basis. In the case of our Argentine and Brazilian subsidiaries, our Corporate Finance Department supervises and controls compliance with our finance policies, but their daily treasury activities are managed independently.

The treasury activities of our Uruguayan, Montes del Plata joint operation are conducted pursuant to a corporate financial policy approved by its board of directors based on the same principles underlying our cash and deposits policy. In addition, our Uruguayan joint operation is supervised by a financial committee comprised of members of both shareholders’ finance departments.

The treasury activities of Sonae Arauco, our joint venture with Sonae, are conducted pursuant to a corporate financial policy approved by its board of directors, based on the same principles underlying our cash and deposits policy. In addition, they are supervised by a financial committee comprised of members of both shareholders.

Hedging

We periodically review our exposure to risks arising from fluctuations in market prices related to positions assumed by us with respect to different assets and/or liabilities also used by us in order to conduct our business activity and decide, on a case-by-case basis at our senior management level whether to hedge such risks. Our Derivatives Policy establishes the minimum requisites our counterparties must meet, as well as proper procedures. As a result, from time to time we enter into hedging contracts with respect to the aforementioned positions. See Note 23 to our audited consolidated financial statements. We apply hedge accounting for financial instruments whose purpose is to hedge against fluctuations in prices of the aforementioned assets and/or liabilities.

Cross Currency Swap Agreements

We have outstanding the following cross currency swap agreements in Chile to hedge our local bonds issued in UF:

Bank	UF Notional Amount	U.S.$ Notional Amount	Hedging Start Date	Maturity
Deutsche – U.K.	818,182	35,687,705	10/30/2011	10/30/2021
JPMorgan – N.A.	818,182	35,687,705	10/30/2011	10/30/2021
Scotiabank – Chile	818,182	31.439,809	10/30/2014	04/30/2023
Scotiabank – Chile	818,182	31,400,541	10/30/2014	04/30/2023
Santander – Chile	818,182	31,072,144	10/30/2014	04/30/2023
BCI – Chile	818,182	30,781,277	10/30/2014	04/30/2023
Banco de Chile – Chile	818,182	31,072,144	04/30/2019	10/30/2029
Itaú Corpbanca – Chile	1,000,000	46,474,122	05/15/2012	11/15/2021
JPMorgan – N.A.	1,000,000	47,163,640	11/15/2012	11/15/2021
Scotiabank – Chile	1,000,000	42,412,852	11/15/2013	11/15/2023
Santander – Chile	1,000,000	41,752,718	11/15/2013	11/15/2023
Deutsche – U.K.	1,000,000	41,752,718	11/15/2013	11/15/2023
BCI – Chile	125,000	5,398,153	10/01/2014	04/01/2021
BCI – Chile	125,000	5,399,587	10/01/2014	04/01/2021
Santander – Chile	3,000,000	128,611,183	10/01/2014	04/01/2024
JPMorgan – U.K.	1,000,000	43,185,224	10/01/2014	04/01/2024
Itaú Corpbanca – Chile	1,000,000	43,277,070	10/01/2014	04/01/2024
Santander – Chile	5,000,000	201,340,031	11/15/2016	11/15/2026
Goldman Sachs – N.A.	1,000,000	40,521,750	10/10/2018	10/10/2028
Scotiabank – Chile	1,000,000	40,537,926	10/10/2018	10/10/2028
Goldman Sachs – N.A.	1,000,000	40,066,555	10/10/2018	10/10/2028
Santander – Chile	3,000,000	118,400,504	10/10/2018	10/10/2038
Santander – Chile	2,500,000	97,971,786	10/10/2018	10/10/2038
Total	29,477,273	1,211,407,144

These cross-currency swap agreements allow us to hedge our currency exposures. Through these agreements, we receive cash flows in UF, which allow us to comply with the terms of our outstanding bonds and pay fixed amounts in U.S. dollars, the currency in which a significant amount of our assets and sales are denominated.

We have outstanding the following cross currency swap agreements in Chile to hedge our bank loans denominated in Euro:

Bank	EUR Notional Amount	U.S.$ Notional Amount	Hedging Start Date	Maturity
Santander – Chile	100,000,000	118,670,000	06/15/2021	12/15/2029
Banco de Chile – Chile	50,000,000	59,335,000	06/15/2021	12/15/2029
MUFG Bank – Japan	100,000,000	118,670,000	06/15/2021	12/15/2029
JP Morgan – N.A.	200,000,000	237,340,000	06/15/2021	12/15/2029
HSBC – N.A.	50,000,000	59,335,000	06/15/2021	12/15/2029
Total	500,000,000	593,350,000

Through these cross-currency swap agreements we receive cash flows in EUR, which allow us to comply with the terms of our outstanding bank liabilities and pay fixed amounts in U.S. dollars, the currency in which a significant amount of our assets and sales are denominated.

The aggregate fair value of our UF and EUR cross-currency swap agreements as of December 31, 2020, represented a liability of U.S.$9.0 million as compared to December 31, 2019, when they represented a liability of U.S.$106.6 million.

Interest Rate Swap Agreements

We have the following interest rate swap agreements to hedge fluctuations in floating rates for long-term debt outstanding in Chile:

Bank	Currency	U.S.$ Notional Amount
Goldman Sachs - N.A.	USD	100,000,000
MUFG - N.A.	USD	100,000,000

As of December 31, 2020, the fair value of the aforementioned agreements represented a liability of U.S.$1.5 million. Our Chilean operations had no interest rate swap agreements outstanding as of December 31, 2019.

The aforementioned interest rate swap agreements are associated to a bank loan that, during March, 2021, was prepaid in its entirety. Following the prepayment, the derivatives associated with such loan were unwound. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources – Subsequent Financing Activities in 2021.”

We have the following interest rate swap agreements to hedge fluctuations in floating rates for long-term debt outstanding in the U.S.:

Bank	Currency	U.S.$ Notional Amount
JP Morgan -_N.A.	USD	100,000,000
JP Morgan – N.A.	USD	100,000,000
Goldman Sachs - N.A.	USD	100,000,000

As of December 31, 2020, the fair value of the aforementioned agreements represented a liability of U.S.$1.4 million. Our operations in the United Stated had no interest rate swap agreements outstanding as of December 31, 2019 .

We have the following interest rate swap agreements to hedge fluctuations in floating rates for long-term debt outstanding in Uruguay:

Bank	Currency	U.S.$ Notional Amount
DNB Bank ASA	USD	25,318,804	(1)

(1)	U.S.$ notional amount includes multiple contract agreements.

The fair value of this agreement as of December 31, 2020, represented a liability of U.S.$0.6 million for Arauco. The notional amount shown in the table above and the fair value account for 50% of the notional amount and the fair value respectively, since these agreements were entered into by Montes del Plata (of which Arauco owns 50% of its shares).

Forward Agreements

As of December 31, 2020, we have the following forward agreements outstanding in Uruguay to hedge fluctuations in the respective local currencies, as follows:

Bank	Exchange Rate	U.S.$ Notional Amount		Hedging Start Date	Maturity
Banco Santander Uruguay	USD-UYU	16,555,000	(1)	—	—
HSBC Uruguay	USD-UYU	8,055,000	(1)	—	—
HSBC Uruguay	USD-EUR	594,763	(1)	—	—

(1)	U.S.$ notional amount includes multiple contract agreements.

The fair value of these agreements as of December 31, 2020, represented an asset of U.S.$1.2 million, which includes the 50% of total fair value of the forward agreements entered into by Montes del Plata (of which Arauco owns 50% of its shares).

Commodity Swap Agreements

As of December 31, 2020, we have outstanding the following agreements to hedge fluctuations in the prices of Fuel Oil No. 6 and Brent in Chile:

Bank	Exchange Rate	Outstanding Volume (bbl)
JPMorgan Chase Bank, N.A.	Fuel Oil No. 6	123,906	(1)
Goldman Sachs	Fuel Oil No. 6	61,953	(1)
BNP Paribas	Brent	220,000	(1)
Goldman Sachs	Brent	220,000	(1)

(1)	U.S.$ notional amount includes multiple contract agreements.

The fair value of these agreements as of December 31, 2020, represented an asset of U.S.$2.2 million for Arauco.

As of December 31, 2020, we had outstanding the following commodity swap agreements to hedge fluctuations in the prices of fuel oil in Uruguay:

Bank	Exchange Rate	U.S.$ Notional Amount
JPMorgan Chase Bank, N.A.	Fuel Oil No. 6	7,059,375
Goldman Sachs	Fuel Oil No. 6	4,923,178

(1)	U.S.$ notional amount includes multiple contract agreements.

As of December 31, 2020, the fair value of these agreements represented an asset of U.S.$0.1 million for Arauco. The notional amount shown in the table above and the fair value account for 50% of the notional amount and the fair value, respectively, since these agreements were entered into by Montes del Plata (of which Arauco owns 50% of its shares).

Research and Development

We spent U.S.$12.0 million in 2018, U.S.$10.9 million in 2019 and U.S.$9.6 million in 2020 on research and development. We conduct our principal research and development programs through our subsidiary, Bioforest, which concentrates its efforts on applying and implementing advanced technologies to the specific characteristics of our forests and mills.

In our forestry product business segment, we are continuously researching and attempting to develop different strains of long-fiber pine and short fiber eucalyptus trees to improve their quality and to shorten their average harvest cycle. Additionally, we maintain close relations with certain international research institutes and the scientific community that participate in our industry. Investigaciones Forestales Bioforest S.A., or “Bioforest”, has increased the growth rate of our radiata pines, eucalyptus globulus and eucalyptus nitens, adding more value to our plantations.

In the pulp and panels business segments, Bioforest has been adding value to Arauco through researching and developing new technologies in order to produce our goods in a more efficient way and improve the quality of our products, to use them in new ways and to create a better understanding and knowledge of our process.

Trend Information

Pulp

According to Fastmarkets RISI, softwood pulp prices, both bleached and unbleached, increased in Asia, Europe and North America during the fourth quarter of 2020. Hardwood pulp prices began to increase during the fourth quarter of 2020, with a small increase in Asia.

In the first quarter of 2021, we believe that demand for pulp improved as reflected by significant increases in benchmark prices such as NBSK – China and BHKP – China, as published by RISI. The global pulp market has also been affected by lower levels of pulp production due to the deferral of maintenance stoppages during 2020 through the first half of 2021. We expect those deferrals to decrease supply during the first half of 2021.

Strong demand in the textile industry is pushing demand and prices of VSF (Viscose Staple Fiber), and consequently pushing dissolving pulp prices upwards.

The progress of our MAPA Project as of the end of February 2021 was approximately 77.7%. We have already received the main equipment and parts to complete this project, and the construction and assembly of equipment remains in progress. The startup is expected to take place during the fourth quarter of 2021. At that point the existing eucalyptus line (Line 1) will be permanently shut down in accordance with the environmental permit.

Wood Products

During the fourth quarter of 2020, demand of wood products strengthened which we believe is reflected on increases in our sales prices, with high repair and remodeling and strong new construction segments. Our prices continued to increase throughout most regions and products both during the second half of 2020, and during the first quarter of 2021. We expect these market conditions to remain stable at least until the second quarter of 2021, although no assurances can be given due to uncertainties given by the evolution of the COVID-19 pandemic, highly restricted logistical availability in some markets and the timing and effects of vaccination processes in some countries.

In terms of remanufactured wood products, we continue to observe dynamic market conditions. Markets in the United States, Latin America and Oceania continue to show high levels of demand which are atypical for this time of the year due to seasonality. Reduced supply from China due to import duties has also tightened market conditions, which has been reflected in increases in our sales prices.

Plywood, demand has steadily increased in recent months and our prices have reached record levels.

For more information regarding trends in our business, see “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition —Results of Operations and Cash Flows —Overview”.” For risks affecting our business, see “Item 3. Key Information—Risk Factors.”

Item 6. Directors, Senior Management and Employees

DIRECTORS AND EXECUTIVE OFFICERS

Directors

A Board of Directors manages our business. Our estatutos (by-laws) require that the Board of Directors consist of nine directors. Our directors cannot also be our executives. The entire board is elected every three years and can be re-elected for any number of periods. The current board was elected in April 2020. The board may appoint replacements to fill any vacancies that occur during periods between elections; however, at the annual shareholders’ meeting following any such replacement, an election of the entire board must take place. Scheduled meetings of the Board of Directors are generally held once a month. Extraordinary board meetings are called when summoned by the Chairman or when requested by at least two directors. We have not entered into any contracts with our current directors to provide any benefits upon the termination of their relationship with us. We do not have a compensation committee.

Our current directors are listed below.

Name	Years as Director	Position	Age
Manuel Bezanilla	35	Chairman	77
Roberto Angelini	35	First Vice-Chairman	73
Jorge Andueza	28	Second Vice-Chairman	73
Alberto Etchegaray	28	Director	76
Eduardo Navarro	14	Director	56
Timothy C. Purcell	17	Director	62
Franco Mellafe	7	Director	46
Juan Ignacio Langlois	6	Director	54
Jorge Bunster(1)	21	Director	69

(1)	Jorge Bunster was Director from 1996-2010. He rejoined the Board of Directors in April 2017.

Included below are brief biographical descriptions of each of our directors.

Manuel Bezanilla became a Director on April 30, 1986 and became Chairman of the Board of Directors on April 23, 2013. He served as Second Vice-Chairman of the Board of Directors from May 4, 2007 to April 23, 2013. He is also a partner of the law firm Portaluppi, Guzmán y Bezanilla. He serves as Chairman of the board of Forestal Arauco and serves as a member of the boards of directors of Empresas Copec, COPEC, Pesquera Iquique-Guanaye S.A., AntarChile, Inversiones Siemel S.A. and Inversiones Angelini y Compañía Limitada (“Inversiones Angelini”). Mr. Bezanilla holds a law degree from the Catholic University of Chile.

Roberto Angelini became a Director on April 30, 1986 and became First Vice-Chairman of the Board of Directors on May 4, 2007. He served as Vice-Chairman of the Board of Directors from April 18, 1991 to January 4, 2005, when he voluntarily resigned, and as Second Vice-Chairman of the Board of Directors from January 27, 2005 to May 4, 2007. He serves as Chairman of the board of directors of Empresas Copec, COPEC, AntarChile, Corpesca S.A., Pesquera Iquique-Guanaye S.A., Inversiones Alxar S.A., Inversiones Angelini, Inversiones Caleta Vitor S.A. and Servicios Corporativos Sercor S.A. He also serves as a member of the boards of directors of Forestal Arauco, Empresa Pesquera Eperva S.A., Orizon S.A., Cumbres Andinas S.A.C. and Inversiones Siemel S.A. Mr. Angelini holds a degree in civil engineering from the Catholic University of Chile.

Jorge Andueza became a Director on April 11, 1994 and was appointed Second Vice-Chairman of the Board of Directors on April 23, 2013. He is also the Chairman of the board of directors of Inversiones Siemel S.A. and Orizon S.A., and serves as a member of the boards of directors of COPEC, Empresas Copec, Forestal Arauco, Empresa Pesquera Eperva S.A., Corpesca S.A., Pesquera Iquique-Guanaye S.A., Organización Terpel S.A., Inversiones Caleta Vitor S.A. and Servicios Corporativos Sercor S.A. Mr. Andueza holds a degree in electronic civil engineering from Federico Santa María Technical University.

Alberto Etchegaray became a Director on April 11, 1994 and served as Chairman of the Board of Directors from January 4, 2005 to May 4, 2007, when he voluntarily resigned. He is also a partner of Domet Ltda., Vice Chairman of the Board of Directors of Salfacorp S.A., and serves as a member of the board of directors of Compañía de Seguros Confuturo S.A.He served as the Chilean Minister of Housing for four years. Mr. Etchegaray holds a degree in civil engineering from the Catholic University of Chile.

Eduardo Navarro became a Director on September 25, 2007. He is also the Chief Executive Officer of Empresas Copec S.A., the Chief Executive Officer of Pesquera Iquique-Guanaye S.A., and serves as Chairman of the board of Abastible S.A. and a member of the board of directors of COPEC, Solgas S.A., Duragas S.A., Corpesca S.A., Inversiones Caleta Vitor S.A., Orizon S.A., Inversiones Alxar S.A., Inversiones Laguna Blanca S.A., Cumbres Andinas S.A.C. and Nortesantandereana de Gas S.A.. Mr. Navarro holds degrees in commercial engineering and economics, and a master’s degree in economics, all from the Catholic University of Chile.

Timothy C. Purcell became a Director on April 26, 2005. He is also Managing Partner of Linzor Capital Partners, LP. Mr. Purcell currently serves as a member of the Board of Directors of Komax, S.A., Engenium Capital S.A. de C.V., Mundo Pacífico S.A. , and Corporación Santo Tomás. He is also Chairman of the board of directors of Enseña Chile, Trustee of International House in New York and member of the board of directors of Colegios Cree in Chile. Mr. Purcell received an undergraduate degree with distinction in economics from Cornell University, as well as a master’s degree in international studies from the University of Pennsylvania and a master’s degree in business from Wharton Business School.

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

Jorge Bunster served as a member of the Board of Directors of the Company between April 1994 and March 2010, when he voluntarily resigned to assume the position of Vice Minister of Foreign Trade at the Ministry of Foreign Affairs of Chile, and subsequently, on April 2012, as Minister of Energy until March of 2014. Mr. Bunster serves as a member of the boards of directors of COPEC, Orizon S.A. and Empresa Pesquera Eperva S.A. Mr. Bunster holds degrees in commercial engineering and economics from the Catholic University of Chile and a master’s degree in business administration from IESE, Navarra University, Spain.

Executive Officers

Our executive officers are appointed by the Board of Directors and hold office at its discretion. Our current principal executive officers and the directors of each area or department are listed below.

Name	Years with Arauco	Position	Age
Matías Domeyko (1)	31	Chief Executive Officer	60
Cristián Infante	25	President & Chief Operating Officer	55
Gianfranco Truffello	27	Chief Financial Officer	53
Iván Chamorro	20	Senior Vice-President Forestry	48
Franco Bozzalla	31	Senior Vice-President Wood Pulp & Energy	58
Charles Kimber	35	Senior Vice-President Human Resources & Sustainability	60
Antonio Luque	28	Senior Vice-President Wood Products	65
Gonzalo Zegers	13	Senior Vice-President International & Business Development	60
Felipe Guzmán	13	General Counsel	52

(1)	Matías Domeyko worked at Arauco from 1987 to 1994. He rejoined Arauco in 1997.

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

Gianfranco Truffello is the Chief Financial Officer of Arauco since 2005. He joined Arauco in 1994 and was previously our Finance Manager. He also served as the Chief Financial Officer of Arauco Argentina S.A. Mr. Truffello holds a degree in civil engineering from the Catholic University of Chile and a master’s degree in business administration from the Massachusetts Institute of Technology. In 2020, Mr. Truffello assumed some of the responsibilities of Mr. Robinson Tajmuch, who was Senior Vice-President Comptroller and left the Company in such year, including responsibility over Tax, Consolidation and Accounting areas.

Iván Chamorro is the Senior Vice-President Forestry of Arauco. He holds a degree in civil engineering and MBA from the Catholic University of Chile. Mr. Chamorro joined the company in 2001, working in the commercial department and later, as its Manager of Public Affairs and Communications. Mr. Chamorro later served as the Senior Vice-President of Human Resources & EHS.

Franco Bozzalla is the Senior Vice-President Wood Pulp & Energy of Arauco. He joined Arauco in 1990. He was formerly a sales representative of Forestal Arauco and the Panels Area Managing Director. Mr. Bozzalla holds a degree in civil engineering from the Catholic University of Chile.

Charles Kimber is the Senior Vice-President Human Resources & Sustainability of Arauco. He graduated from the Catholic University of Chile with a degree in Commercial Engineering and joined Arauco in 1986, where he has held several positions in sales. He was previously Managing Director of Arauco Wood Products Inc.

Antonio Luque is the Senior Vice-President Wood Products of Arauco. He joined Arauco in 1993. Before joining Arauco, he was the General Manager of Cabildo S.A. and a research engineer at Compañía Industrial. Mr. Luque holds a degree in civil engineering from the University of Chile.

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

Felipe Guzmán is the General Counsel of Arauco. He joined Arauco in December 2008. Before joining our Company, he worked at the law firm Portaluppi, Guzmán y Bezanilla (1996-2008), and he spent a year as an International Associate at Simpson, Thacher & Bartlett in New York (2000-2001). Mr. Guzmán holds a law degree from Finis Terrae University, and a Master of Law from Duke University. In 2020, Mr. Guzmán assumed some of the responsibilities of Mr. Robinson Tajmuch, who was Senior Vice-President Comptroller and left the Company in such year, including responsibility over the Compliance area.

Compensation

For 2020, the aggregate compensation of all our directors and executive officers and senior managers paid or accrued in that year for services in all capacities, including salaries and compensation for their service to those executive officers who serve as directors, was U.S.$2.2 million. We do not maintain any pension or retirement programs or incentive compensation plans for our directors or executive officers. We also do not maintain any plans providing for benefits upon termination of employment. The following table sets out the compensation of our directors, executive officers and senior managers for their services in 2020.

Name	2020
Manuel Bezanilla	U.S.$498,213
Roberto Angelini	294,670
Jorge Andueza	294,670
Franco Mellafe	161,543
Alberto Etchegaray	109,128
Eduardo Navarro	109,128
Timothy C. Purcell	109,128
Jorge Bunster	109,128

Name	2020
Pablo Mainardi	109,128
Juan Ignacio Langlois	109,128
Cristián Infante	100,415
Matías Domeyko	100,415
Alvaro Saavedra	85,212
Jorge Garnham M.	63,347
Antonio Luque	24,000
Gonzalo Zegers	24,000
Robinson Tajmuch	16,932
Jorge Serón	10,932
Camila Merino	8,082
Ivan Chamorro	1,946

Total Compensation	2,230,017

Board Practices

In 2013, we created an audit committee, which was composed of two directors, Jorge Andueza and Timothy C. Purcell, as well as the Chief Executive Officer of Arauco, the Chief Operating Officer of Arauco, the Senior Vice-President Comptroller of Arauco and the General Counsel of Arauco. Our securities are not listed on any U.S. national securities exchange and, therefore, we are not subject to the rules relating to audit committees imposed by the Sarbanes-Oxley Act of 2002, as amended. In November 2015 the Board of Directors agreed to reinforce the role of the audit committee, giving it new powers and expanding its membership. It is now comprised by three directors: Jorge Andueza, Timothy C. Purcell, and Eduardo Navarro, as well as the Chief Executive Officer of Arauco, the President and Chief Operating Officer of Arauco and the General Counsel of Arauco. Mr. Robinson Tajmuch is also part of this committee and continues to be part of it even after leaving his position as Senior Vice-President Comptroller. Beginning on the fourth quarter of 2020, the Chief Financial Officer and the Audit Manager became members of such committee. This committee reports to the Board of Directors on a quarterly basis.

In 2019, an Ethics and Compliance Committee was created by our Board of Directors. The members of such Ethics and Compliance Committee are Messrs. Manuel Bezanilla (Chairman of the Board of Directors), Jorge Andueza (second Vice-Chairman of the Board of Directors), Matías Domeyko (Chief Executive Officer), Cristián Infante (President & Chief Operating Officer) and Felipe Guzmán (General Counsel). During 2020, Mr. Tajmuch left Arauco, therefore leaving his position in our Ethics and Compliance Committee. The Committee replaced the previously existing ethics committee and is in charge of the supervision of the processes implemented by the Company in order to comply with the ethical standards and the regulations related to compliance.

Employees

The following table provides a breakdown of our employees by main category of activity as of the end of each year in the three-year period ended December 31, 2020.

	2020	2019	2018
Executives	498	490	448
Professionals and Technicians	5,527	5,206	5,059
Workers	11,526	12,423	11,745

Total	17,551	18,119	17,252

Under Chilean, Brazilian and Mexican labor legislation, we are secondarily liable for the payment of labor and the social security obligations owed to employees of our contractors. In Chile, in the event that we do not exercise the rights granted to us by the labor laws regarding the supervision of our contractors in their compliance of their labor and social security obligations, then our responsibility is elevated from secondary to joint and several, thus enabling an employee of a contractor to bring a claim relating to these obligations against both the contractor and to us, as the party hiring such contractor, although the contractor would remain primarily liable for such obligations. Furthermore, as a general rule, we are also responsible for some of the health and safety conditions of the contractors’ workers, and we are obligated to supervise the compliance by our contractors with all obligations related to such conditions while such workers are performing activities for us within our corporate purpose. In Argentina, joint liability rules that are substantially similar to those we are subject to in other countries where we have industrial operations, apply to a principal and its contractors.

Approximately 57.4% of our employees in Chile, 55% of our employees in Argentina, 29% of our employees in Uruguay, 9% of our employees in Brazil, 39% of our employees in Mexico and none of our employees in the United States or Canada were unionized as of December 31, 2020. We have negotiated collective bargaining agreements of two, three or four years’ duration with unionized employees.

We generally have stable relations with our employees in Chile, Argentina, Brazil, Uruguay, Mexico, the United States and Canada.

Chile

In Chile we experienced two stoppages during March 2020, the first one (lasting seven days) due to a court order stoppage in our Nueva Aldea plywood mill, and the second was a one-day partial stoppage in our Teno, Nueva Aldea, Horcones and Valdivia wood products mills; a three-day stoppage during April 2020 as a result of an order from the health authorities related to a positive COVID-19 test result of a contractor’s employee in our Arauco mill; and one stoppage during October 2019 (lasting three days), three stoppages caused by employees in our Arauco pulp mill and that also affected other mills in our Horcones complex. Additionally, we suffered stoppages during October and November 2019 as a result of social unrest in Chile, as our workers were not able to enter the production plants; one stoppage during April 2018 (lasting nine days), three stoppages caused by employees of our third party contractors in our Horcones complex during February (lasting two days), April (lasting two days) and November (lasting five days) of 2017; and seven separate occasions of blockades during 2016, which included stoppages in the Horcones complex for four days and another for one day, a three-day stoppage at the entrance of our El Colorado sawmill; three one-day stoppages in our Viñales sawmill during the months of April, August and November 2016, and a three-day stoppage in our Constitución Mill during May 2016.

At the end of 2017, the Constitución pulp mill and the Viñales sawmill and remanufacturing facility experienced a 40-day stoppage caused by workers of certain transportation companies.

We renewed all collective-bargaining agreements that expired during 2020 in Chile. We cannot assure you that a work slowdown, or a work stoppage or strike, will not occur prior to or upon the expiration of our labor agreements, and we are unable to estimate the extent to which any such work slowdown, stoppage or strike may adversely affect our sales.

In addition, we depend to a significant extent on employees of contractors to which we outsource a wide range of services including management of certain of our plantations and transportation of raw materials and products.

In Chile, as of December 31, 2020, we had contracts with approximately 290 contractors, who employed approximately 15,000 employees. During 2019, we incorporated approximately 189 employees in the wood products business, who were previously employed by certain suppliers. Such employees work in the Horcones Complex, the Valdivia Complex, the Nueva Aldea Complex and the Arauco plywood mill. In June 2018, we also commenced an insourcing process in three forest nurseries that were previously managed by contractor companies, which involved the hiring of 715 employees directly.

Argentina

Our Argentine operations have not experienced any work stoppages in the last five years.

National rural labor law, Law No. 26,727, promulgated on December 28, 2011 and fully in effect since March 2013, permits contractor employees under forestry contracts to bring actions directly against the principal to whom the employees’ services are being provided, instead of requiring them to bring actions against the contractor. For works or services related to the ordinary production process of a principal, the law provides that an employment relationship is deemed to exist between the principal and the employee of the contractor. Pursuant to Decree No. 34/2019 (the “Decree 34/19”), the Argentine Federal Government declared a public emergency with regard to employment for a term of one hundred and eighty (180) days as of December 13, 2019 (the date the Decree 34/19 was published in the Official Gazette). Within that scope, the Decree 34/19 establishes that employees dismissed without cause are entitled to receive double severance. With the aim of generating new employment opportunities, employees hired after the Decree 34/19 came into force will not be subject to the Decree 34/19. Decree 34/19 was extended until December 31, 2021. On March 31, 2020, Decree No. 329/2020 (the “Decree 329/20”) was published in the Official Gazette, prohibiting dismissals without cause as well as dismissals due to lack or reduction of work and/or force majeure. Initially, the prohibition was established for 60 days and was later extended for the same period until April 25, 2021. On July 30, 2020 the Argentine Congress passed Law No. 27,555(the “Teleworking Law”) providing the legal framework for employees working remotely. On February 5, 2021, the Argentine Ministry of Labor published Resolution 54/2021, providing that the Teleworking Law will enter into force on April 1, 2021. On March 18, 2021, Resolution 142/2021 of the Ministry of Labor was published on the Official Gazette, providing that the fact that employees have worked and may continue working remotely as a result of the restrictions imposed by the Argentine government to address the COVID-19 outbreak does not imply that such employees have expressed their voluntary acceptance as required for the applicability of the telework modality and, therefore, the terms and conditions set forth in Law No. 27, 555 are not enforceable.

United States and Canada

During the last eight years, there have been no strikes or other material work stoppages at our U.S. and Canadian subsidiaries.

Our U.S. operations must comply with the regulations issued by the Occupational Safety & Health Administration (OSHA) and the Federal Labor Standards Act (FLSA), among others. Our Canadian operations must comply with the regulations of Worksafe New Brunswick and Ontario Ministry of Labor.

In August 2019, Arauco North America announced the closure of the St. Stephen particleboard operation, and ceased its operations on December 13,2019, dismissing 60 employees. On February 11, 2020, we announced the closure of our Eugene MDF facility and ceased operations on May 1, 2020, dismissing 70 employees. On April 22, 2020, we announced the closure of our Bennettsville MDF facility and ceased operations on May 28, 2020, dismissing 118 employees. Both MDF closures were related to an imbalance between supply and demand coupled with the fact that the older manufacturing platform was less competitive compared to the Company’s other advanced, high-capacity particleboard platforms. In April 2020, we announced the closure of Moncure PB’s particleboard line, which ceased its operations on May 1,2020, resulting in the dismissal of 45 employees. The Moncure closure was the result of the opening of our particleboard facility in Grayling, Michigan, which provided a more efficient model in costs and volume. On June 11, 2020, we announced the closure and ceased operations of our Duraflake Particleboard facility, discontinuing two treating lines (one TFL line and one particleboard line). This closure resulted in the dismissal of 83 employees. The closure of our Duraflake operations was based on an assessment that determined the older manufacturing platform was less competitive in a challenging marketplace. The aforementioned closures across our manufacturing sites resulted in the elimination of 29 shared services roles from our corporate support offices.

Mexico

During 2020, we experienced no strikes or other material work stoppages affecting our Mexican operations. We have collective-bargaining agreements with the unions representing the employees of our Durango and Zitácuaro mills,corresponding to our Mexican subsidiaries. During 2020, Mexican labor law changed in several respects, including without limitation, changes related to outsourcing condition and union regulations, among others. Current labor conditions in our Durango mill will remain unchanged during 2021. In our Zitácuaro mill current labor conditions will remain unchanged until May 1, 2021.

Brazil

Our Brazilian operations have not experienced any work stoppages in the last nine years, other than a generalized truck drivers’ strike in 2018 that affected our operations. As a consequence of this event, the Company was prevented from receiving raw materials and dispatching products, and our employees could not easily access our Brazilian mills during such time, which resulted in a stoppage of ten days. As a result, transportation costs increased 25% in average, which directly affected the cost of our final product, increasing them between 3% to 5% depending on the type of product.

In Brazil, as of December 31, 2020, we had contracts with approximately 52 contractors, who in turn employed approximately 722 employees (404 full time and 318 part time).

Uruguay

During 2019 and 2020, our Uruguayan operations did not experience any relevant work stoppages. The Montes del Plata operations have collective labor agreements with pulp mill union employees (which are valid through 2024), as well as with pulp industry employees and forest nursery employees (which are valid through 2021).

On June 4, 2016, the Montes del Plata mill’s activity was suspended for five days as a result of labor unrest involving employees of our logistics contractors, blocking the access to the mill. Montes del Plata is the name of the 50/50 joint operation between Arauco and Stora Enso in Uruguay.

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

Share Ownership

Our First Vice-Chairman, Roberto Angelini, owns directly and indirectly 35.9% of Inversiones Angelini, which is the principal shareholder of AntarChile. He directly owns 0.2% of AntarChile. Through his direct and indirect interests in Inversiones Angelini, AntarChile and Empresas Copec, Roberto Angelini beneficially owns 14.2% of our shares. Our Director Franco Mellafe owns indirectly a 5.2% of Inversiones Angelini. He also directly owns 0.059% of AntarChile, and 0.00006% of Empresas Copec. Through his direct and indirect interests in Inversiones Angelini, AntarChile and Empresas Copec, Franco Mellafe beneficially owns 2.06% of our shares.

None of our other directors or executive officers beneficially owns 1% or more of our shares.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Our only outstanding voting securities are shares of common stock of a single series, without nominal (par) value. The following table sets forth certain information concerning ownership of our common stock, as of April 14, 2021, with respect to each shareholder known by us to own more than 5% of the outstanding shares of our common stock and all of our directors and executive officers, as a group.

	Number of Shares Owned	Percentage Ownership
Empresas Copec	117,197,642	99.98
Directors and executive officers of our Company, as a group	—	—

Through its ownership of our Common Stock, Empresas Copec currently has voting control over us.

Empresas Copec is a Chilean public company listed on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange. It is a holding company, the principal interests of which are in Arauco, gasoline distribution, electricity, gas distribution, fishing and mining. Before October 1, 2003, Empresas Copec’s legal name was Compañía de Petróleos de Chile S.A. As of that date, Compañía de Petróleos de Chile S.A. transferred all its gasoline and fuel-related business assets to a new subsidiary, Compañía de Petróleos de Chile COPEC S.A., and changed its legal name to Empresas Copec S.A. As of December 31, 2019, AntarChile owned 60.8% of Empresas Copec.

Through its ownership in Empresas Copec, AntarChile beneficially owned 60.8% of our shares as of December 31, 2020. As of April 14, 2021, AntarChile beneficially owned 60.8% of our shares. Inversiones Angelini in turn owns 63.4% of AntarChile’s shares, and certain other related investors own an additional 11.27% of AntarChile. Inversiones Angelini and such other investors are defined herein as the “Angelini Group.”

The principal equity owners of interest in Inversiones Angelini are Mr. Roberto Angelini Rossi directly and indirectly with 36.0% and Mrs. Patricia Angelini Rossi directly and indirectly with 29.0%.

As of December 31, 2020, and April 14, 2021, the Angelini Group controlled Arauco through the ownership structure described above.

RELATED PARTY TRANSACTIONS

We engage in a variety of transactions in the ordinary course of business with related parties. Related parties include, among others, directors, officers and affiliates of our Company. The norms for transactions with related parties by and among public corporations and their subsidiaries are mainly regulated by Title XVI of the Chilean Companies Act, or Title XVI, and articles 44 and 89 of the Chilean Companies Act. Title XVI requires that our transactions with related parties contribute to our Company’s interest and be on a market basis or on terms similar to those prevailing in the market. In addition, Title XVI provides that related party transactions must be approved by an informed majority of the disinterested members of the Board of Directors. If a majority of the disinterested directors abstains from voting on a particular transaction, the transaction must be approved by a unanimous vote of the non-abstaining disinterested directors or by two-thirds of the shares with voting rights. Resolutions approving any such transactions must be reported to our shareholders at the next annual shareholders’ meeting.

Notwithstanding the above, in accordance with Article 147 of the Chilean Companies Act, the following transactions with related parties do not need to follow the procedure set forth in the previous paragraph: (i) transactions which do not involve material amounts; (ii) transactions with affiliates in which we control 95% or more of the equity; and (iii) transactions that are considered by our Board to be performed in the ordinary course of our business in accordance with our general policy of customary dealings, which was approved by our Board on July 28, 2020 and is available to shareholders at our main office and is published on our website, at www.arauco.cl or www.arauco.com.

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

•	persons who have been in the last 18 months previous to the transaction, directors or officers of the corporation; and

•	“related persons” of the corporation, as defined in article 100 of the Chilean Law 18,045, or Chilean Securities Markets Law.

Article 100 of the Chilean Securities Markets Law establishes that the following are “related persons” to a company: (i) the entities of the grupo empresarial (corporate group) to which such company belongs; (ii) the entities that are either parent company, subsidiary, owners of at least 10% of the equity of a company or other companies in which the company owns at least 10%; (iii) directors or officers of the company (or their respective spouses and certain other relatives); (iv) any person who, individually or with other persons under a voting agreement can designate at least one member of the management of the company or control at least 10% of the capital of such company; and (v) any other person who is indicated as such by the Chilean Commission for the Financial Market, in accordance with certain parameters established by the above-mentioned Article 100.

Our transactions with affiliates include the following:

•	We purchase goods and services that may also be provided by other suppliers. Among the most significant are our fuel purchases from COPEC, a subsidiary of Empresas Copec, our majority shareholder;

•	We hire port services from our 50% affiliate Compañía Puerto de Coronel S.A.;

•	We purchase from EKA Chile, a chlorate sodium supplier, which is 50% controlled by Arauco, and we provide EKA Chile with electricity; and

•	We obtain legal services from Portaluppi, Guzmán y Bezanilla, a law firm of which one of our directors, Manuel Bezanilla, is a partner.

Financial information concerning transactions with affiliates is included in Note 13 to our audited consolidated financial statements.

Item 8. Financial Information

See “Item 18.—Financial Statements.”

EXPORT SALES

Export sales constituted 62.9% of our revenues for the year ended December 31, 2020. Our total export revenues for 2020 were U.S.$2,976.8 million. Our principal overseas markets are Asia, North America and Europe. See “Item 4. Information on our Company—Description of Business—Domestic and Export Sales.”

LEGAL PROCEEDINGS

From time to time, we have been subject to environmental proceedings related to allegations by the Chilean environmental regulators and private parties including proceedings related to the Valdivia Mill, the Arauco Mill, the Nueva Aldea complex, the Licancel Mill and the Constitución Mill. As a result of these proceedings, we have been subject to monetary fines as well as sanctions, including orders to suspend or limit our operations. We are also subject to certain other legal proceedings. For more information regarding the environmental proceedings and other legal proceedings see Note 18 to our audited consolidated financial statements.

While Chilean law in general provides that only individuals can be convicted in criminal actions, there are several regulations that provide exceptions to this general rule, under which criminal responsibility of legal entities can be established for criminal offenses related to, among others, the financing of terrorism, asset laundering, receiving, disloyal administration or bribery. We do not have knowledge of any fact that could result in our criminal responsibility under such regulations.

Environmental Proceedings

We have been subject to certain administrative proceedings as a result of a pipe leakage in the Nueva Aldea Mill in 2013, the death of fish in the Cruces River in January 2014, close to the Valdivia Mill effluent discharge, and a pipe leakage in the Arauco Mill in February 2016. See “Item 3. Key Information—Risk Factors—Risks Relating to the Company. We have been subject to legal proceedings related to some of our mills which could adversely affect our business, financial condition, results of operations and cash flows.”

In addition, in 2016 the Superintendence of the Environment initiated administrative proceedings against the Valdivia, Nueva Aldea, Licancel and Constitución mills. In 2017, the Superintendence of the Environment initiated an administrative proceeding against the Arauco Mill. The first part of the proceeding against the Valdivia Mill concluded in 2017. On December 15, 2017, the Superintendence of the Environment decided that the Valdivia Mill was liable for ten out of eleven charges and imposed a fine of 7,777 UTA (approximately U.S.$6.5 million as of December 2018).We appealed this decision on April 5, 2018 before the Third Environmental Court. A decision by the Third Environmental Court was issued in February 2020. This decision partially accepted the claim, only in connection with the inadequate classification of one of the charges, ordering the Superintendence to make a new classification. The decision also mentioned that the Superintendence had not proved that the death of the fish in the Cruces River in January 2014 was caused by the operations of the Valdivia Mill. This ruling was appealed by both the Superintendence and the Company before the Supreme Court. A final decision by the Supreme Court is expected during 2021.

Tax Litigation in Argentina

On December 14, 2007, the Administración Federal de Ingresos Públicos (Federal Administration of Public Revenues, or AFIP), Argentina’s internal revenue service, notified our Argentine subsidiary, Alto Paraná S.A., which effective January 1, 2015, changed its name to Arauco Argentina S.A., of a claim for alleged unpaid taxes for fiscal years 2002, 2003 and 2004 in the aggregate amount of AR$418 million (or approximately U.S.$22 million at December 31, 2017 exchange rate) including principal, interest and penalties accrued through such date, arising from a dispute regarding certain income tax deductions (related to debt issued by Arauco Argentina in 2001 and repaid in 2007) taken by Arauco Argentina and challenged by the AFIP. On February 8, 2010, the Tribunal Fiscal de la Nación (Argentina’s Tax Court), issued an administrative ruling requiring that Arauco Argentina pay the AFIP’s claim in full.

Arauco Argentina appealed this administrative ruling to the Court of Appeals, in addition to filing an injunctive action requesting that the court stay Arauco Argentina’s payment obligation until resolution of its pending appeal. On May 13, 2010, the Court of Appeals enjoined Arauco Argentina’s payment obligation in exchange for the posting of a surety bond in the amount of AR$633.6 million (or approximately U.S.$34 million at December 31, 2017 exchange rate). On December 28, 2012, the Court of Appeals dismissed Arauco Argentina’s appeal. Arauco Argentina appealed this decision before the Argentine Supreme Court of Justice, or the Argentine Supreme Court. The appeal was under consideration by the Argentine Supreme Court since May 29, 2013.

On July 22, 2016, Argentine Law N° 27,260 was promulgated, which established a regime for the exceptional regularization of tax, social security and customs obligations that were at that time subject to judicial proceedings (the “Regularization Regime”).

In September 2016, and considering the significant advantages offered by the Regularization Regime, Arauco Argentina accepted participating in the regime in relation to the above-mentioned claim by AFIP. Entering the Regularization Regime meant for Arauco Argentina the exemption of the applicable fines as well as the release of a portion of accrued interests. As a result, the disbursement amounted to AR$ 248.5 million (or approximately U.S.$13 million at December 31, 2017 exchange rate). Additionally, Arauco Argentina bear court costs and legal expenses of the government to be determined by the Supreme Court, determination which is still pending at the time of this annual report. The decision to enter into the Regularization Regime required an unconditional release of Arauco Argentina in relation to the regularized obligations, as well as the release and waiver of any action derived for it in the above proceedings. On November 1, 2016, the Supreme Court accepted Arauco Argentina’s release and ordered the return of the file to the Chamber I of the National Court of Appeals. On April 18, 2017, the aforementioned court declared that the Company had abandoned its actions and rights, including its repetition rights, thus condoning the fine and the corresponding interests. Additionally, the Court of Appeals deferred the court fee determination until payment of the government’s attorneys has been decided by the lower court, ordering as well, the reimbursement of the contingency insurance posted. The bond has been released and returned to the insurance company. The fees of the state’s lawyers have been determined by the lower Court and the Court of Appeals and the Company has paid fees in installments, as permitted by the “Regularization Regime”.

Tax Litigation in Chile

On August 25, 2005, the Chilean IRS issued tax calculations No. 184 and No. 185 of 2005 objecting to certain capital reduction transactions effected by Arauco on April 16, 2001 and October 31, 2001, and furthermore, requesting reimbursement for amounts returned to us in respect of certain claimed tax losses. On November 7, 2005, we requested a Revisión de la Actuación Fiscalizadora (Review of the Supervision Action, or RAF), which is an administrative review of the tax action brought by the Chilean IRS, and subsequently, a claim was filed against the above-mentioned tax calculations No. 184 and No. 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, which resolution, however, only partially sustained our request. In response, we filed an additional complaint with regard to the portion of the RAF that was not granted administrative review. On September 20, 2017, the Chilean Tax and Custom Court resolved to confirm the Chilean IRS tax calculations No. 184 and No. 185. On October 12, 2017, Arauco appealed this decision before the Santiago Court of Appeals. On June 29, 2018, the Santiago Court of Appeals confirmed the first instance ruling. On July 19, 2018, Arauco filed a “recurso de casación en el fondo y en la forma” (nullity recourse) before the Supreme Court.

On June 21, 2019, Arauco submitted a claim before the Constitutional Court ( “CC”) to obtain the declaration of unconstitutionality (“requerimiento de inaplicabililidad por inconstitucionalidad”) in respect of the third paragraph of article 53 of the Chilean Tax Code. On October 29, 2019, the abovementioned provision was declared unconstitutional by the CC with respect to Arauco’s case.

The third paragraph of article 53 of the Chilean Tax Code establishes a penalty interest of 1.50% per month for each month or fraction of a month, in the event of delay in the payment (total or partial) of any kind of taxes. As a result of the ruling issued by the CC, the penalty interest could not be applied against the Company in this case. Instead, the applicable interest should be the average interest charged by Chilean banks for transactions at any given date as determined by the Central Bank (interés corriente), accruing from the date on which the capital became due until the final payment date. Notwithstanding the above, the Chilean Supreme Court shall finally determine which interest should apply to replace the special interests contemplated in the Chilean Tax Code.

As of the date of this annual report, the abovementioned “recurso de casación en el fondo y en la forma” (nullity recourse) is still under review by the Supreme Court.

We believe that our position in respect of this complaint is supported by solid legal arguments and that there is a reasonable likelihood that this matter will result in a favorable outcome for us. However, if this result does not occur, obligation may arise for the amount specified, which was Ch$3,362,265,453 (equivalent to U.S.$5.02 million), plus interest, adjustment for inflation and fines accrued to payment date.

Tax Litigation in Brazil

The Federal Reserve of Brazil contested the amortization of goodwill resulting from acquisitions of Placas do Paraná S.A, Tafibrás, Tafisa Brasil (now, Arauco do Brasil S.A.) and Dynea Brasil S.A.

On July 20, 2015, Arauco do Brasil was notified of the first-level administrative ruling which partially upheld the infringement. Against this ruling, a Voluntary Appeal was filed seeking to revoke the Infringement Notice before the Brazilian Administrative Tax Council (Conselho Administrativo de Recursos Fiscais de Brasil or “CARF”), which is the second administrative level. The CARF’s decision was issued on May 16, 2017 and took into consideration certain arguments presented by the Company regarding the premium but preserving other charges. On September 27, 2018, Arauco do Brasil was notified of the CARF’s decision, for which Arauco do Brasil filed an appeal for declaration embargoes, to elicit clarifications from the CARF regarding certain points of the decision. On January 25, 2019, the CARF ruled that there were no clarifications or omissions to be made and, consequently, granted a term for filing the last remedy within the administrative realm (“Special Remedy”). This Special Remedy was submitted before the Upper Chamber of Fiscal Remedies of the CARF (Cámara Superior de Recursos Fiscais, or “CSRF”) on February 11, 2019, reiterating the Company’s defense allegations regarding the matters and charges that remained in such process.

On August 28, 2020, the Company learned of an intermediate decision in Grievance of Instrument, issued by CARF that divided the claim into two parts:

One part that remains awaiting the administrative decision in Special Remedy to the CSRF (the issue of the isolated fine of 50% and interests) with the estimated amount of R$ 29,250,417 (equivalent to approximately U.S.$ 5.7 million as of December 31, 2020) and that amount will be added interests and readjustments as of January 31, 2019 until the administrative discussion is finished.

Second part that closes the administrative discussion (Comment of the contractual expenses deducted in the purchase of Tafisa Brasil; Comment of interests and legal expenses on debts paid in the amnesty program; payment of the Imposto de Renda Pessoa Jurídica, or “IRPJ” and lower Contribuição Social sobre o Lucro Líquido, or “CSLL” in the second part of 2010). Regarding this second part, the amount of R$ 31,774,176 (equivalent to approximately U.S.$ 6.2 million as of December 31, 2020) and to this amount interests and readjustments will be added as of August 28, 2020 until the final decision of the discussion court initiated on September 23, 2019, to continue answering that part of the claim. Thus, we enter with a Tax Debt Cancellation Action and we are presenting a guarantee for the suspension of any collection and to obtain the Certificates of Tax Compliance until the final decision of the trial.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2020, Arauco has not made any provision whatsoever in connection with this contingency.

There are no other contingencies in which the Companies act as obligor, that may significantly affect their financial, economic or operational conditions.

DIVIDEND POLICY

Chilean law currently requires that, unless otherwise decided by the unanimous vote of our issued and subscribed shares eligible to vote, public corporations distribute a cash dividend in an amount equal to at least 30% of the corporation’s consolidated net income for each year, unless and except to the extent the corporation has unabsorbed losses from prior years. In April 2002, our shareholders approved the current dividend policy, setting the cash dividend at 40% of our consolidated net income for each year, which was determined under Chilean GAAP through the year ended December 31, 2008, and has been determined under IFRS since January 1, 2009. Under IFRS, the determination of the dividend amount is based on the effective realized profit net of any relevant variations in the value of unrealized assets and liabilities.

On October 28, 2019, Arauco’s Extraordinary Shareholders’ Meeting approved an amendment to article 36 of the Company’s bylaws, in order to establish that the Ordinary Shareholders’ Meeting will determine annually, the dividend distribution amount for the respective period, without being subject to the 30% distributable minimum indicated in the Chilean Companies Act.

On January 31, 2020, our Board of Directors, in reliance on the abovementioned amendment of our bylaws sanctioned by the Extraordinary Shareholders’ Meeting proposed not to distribute dividends, with respect to fiscal year 2019, in order to better enable the financial requirements that the Company will need to address in the coming months, especially those related to the MAPA Project.

On April 21, 2020, our shareholders voted to approve at the Board’s proposal not to distribute dividends with respect to the results of year 2019.

On April 26, 2016, our shareholders approved a final dividend of U.S.$0.876827598 per share for 2015, which was distributed on May 11, 2016. On November 22, 2016, our Board of Directors approved an interim dividend of U.S.$0.2613312999 per share, which was distributed on December 14, 2016. On April 25, 2017, our shareholders approved a final dividend of U.S.$0.52142834529 per share for 2016, which was distributed on May 10, 2017. On November 28, 2017, our Board of Directors approved an interim dividend of U.S.$0.5345863395 per share, which was distributed on December 20, 2017. On April 24, 2018, our shareholders approved a final dividend of U.S.$1.0054189337 per share for 2017, which was distributed on May 10, 2018. On November 27, 2018, our Board of Directors approved an interim dividend of U.S.$1.2571231207 per share, which was distributed on December 12, 2018. On March 26, 2019, our Board of Directors approved a final dividend of U.S.$1.6086974655 per share for 2018, to be distributed on May 8, 2019. On April 23, 2019, our shareholders’ approved a final dividend of U.S$1.6086974655 per share for 2019, to be distributed on May 8, 2019.

Although the Board of Directors has no other current plans to recommend further changes in our dividend policy, the policy has been changed in the past and no assurance can be given that the policy will not be changed in the future, due to changes in Chilean law, capital requirements, operating results or other factors.

SIGNIFICANT CHANGES

Except as identified in this annual report, no significant change has occurred since the date of the financial statements contained in this annual report. See “Item 3. Key Information—Risk Factors—Risks Relating to the Company— The novel coronavirus could have a significant adverse effect on our business operations” and “Item 5. Operating and Financial Review and Prospects—Trend Information.”

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

Capital

In 2002, our by-laws and the by-laws of several of our subsidiaries were amended in order to denominate our and their capital in U.S. dollars.

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

See “Item 6. Directors, Senior Management and Employees” for further information about our Board of Directors.

Shareholders

Our share capital consists of common stock shares of a single series, without nominal (par) value issued in registered form. Record holders of shares are registered in our share register. Any transfer of shares must be noted in our share register.

Voting Rights

Each share of our stock entitles the holder to one vote at any meeting of shareholders. Resolutions may be taken upon a vote of an absolute majority of the voting shares present or represented. Any resolution relating to amendments to our by-laws must be approved by an absolute majority of the voting shares issued. Resolutions with regard to the following matters, among others, require the affirmative vote of two-thirds of the voting shares issued:

•	transformation, division or merger with another company;

•	advanced dissolution;

•	change of corporate domicile;

•	reduction in our equity capital;

•	approval and appraisal of non-cash capital contributions;

•	reduction in the number of members of the Board of Directors;

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

Special shareholders’ meetings may be held at any time required by corporate needs to consider any matter that the law or our by-laws require to be considered at a shareholders’ meeting. Our by-laws require the meeting notice to disclose any matters to be discussed at a special shareholders’ meeting. According to the by-laws and the Chilean Companies Act, the following matters must be considered at special shareholders’ meetings:

•	dissolution;

•	transformation, merger or division and the amendment of our by-laws;

•	the issue of bonds or debentures convertible into shares;

•

the disposal of 50% or more of our assets, whether or not such disposal also includes any of our liabilities, and the formulation or modification of any business plan that contemplates the disposal of assets for an amount higher than such percentage; the disposal of 50% or more of the assets of one of our subsidiaries, provided that such subsidiary represents at least 20% of our assets; and any disposal of shares by the Company that causes us to lose control of a subsidiary that represents at least 20% of our assets; and

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

On October 28, 2019, the Extraordinary Shareholders’ Meeting of Arauco approved an amendment to article 36 of the Company’s bylaws, in order to establish that the Ordinary Shareholders’ Meeting will determine on an annual basis, the dividend distribution amount for the respective period, without being subject to the 30% distributable minimum indicated in the Chilean Companies Act.

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

Disclosure of Shareholder Ownership

We register certain information about our shareholders in our shareholder registry. We are required to disclose this information to the Chilean Commission for the Financial Market on a quarterly basis.

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

MATERIAL CONTRACTS

Not applicable.

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

The Formal Exchange Market consists of banks and other entities authorized by the Central Bank to participate in such Formal Exchange Market. On April 16, 2001, the Central Bank agreed that, effective April 19, 2001, the prior foreign exchange restrictions would be eliminated and a new Compendio de Normas de Cambios Internacionales (Compendium of Foreign Exchange Regulations, or the Compendium) would be applied.

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

Chapter XIV of the Compendium also states that proceeds from the issue, as well as payment of capital and interest relating to the issue, must be received and sent from and through the Formal Exchange Market, but purchases of U.S. dollars in connection with payments on debt securities issued directly by us can be made either in the Formal or in the Informal Exchange Market. There can be no assurance, however, that we will be able to purchase U.S. dollars in the Informal Exchange Market or in the Formal Exchange Market at the time or in the amounts required to pay debt service related to any such debt securities, since the registration of the debt securities with the Central Bank does not grant us access to the Formal Exchange Market for the purchase of U.S. dollars necessary to make payments in respect of those securities. There can also be no assurance that further Central Bank regulations or legislative changes to the current foreign exchange control regime in Chile would not restrict or prevent our purchase of U.S. dollars to make payments under our securities.

We are also required to inform the Central Bank from time to time material changes on the information that has been previously filed.

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

Chilean Taxation

The following is a general summary of the principal consequences under Chilean tax law, as currently in effect, of an investment in our securities made by a foreign holder. Foreign holder means either:

•

in the case of an individual, a person who is neither a resident nor is domiciled in Chile. For purposes of Chilean taxation, (a) an individual is resident in Chile if he or she remains in Chile, uninterruptedly or not, for a period or periods exceeding 183 days in total, within any lapse of twelve months; (b) an individual is domiciled in Chile if such individual resides in Chile with the intention of remaining in Chile (the intention will be determined according to the circumstances); or

•	in the case of a legal entity, a legal entity that is not organized under the laws of Chile, unless our securities are assigned to a branch or a permanent establishment of such entity in Chile.

Under Chile’s income tax law, payments of interest made from Chile in respect to our securities to a foreign holder will generally be subject to a Chilean withholding tax assessed at a rate of 4.0% (the “Chilean Interest Withholding Tax”), only to the extent the requirements for applying a 4.0% rate are complied with.

We have agreed, subject to specific exceptions and limitations, to pay to the foreign holders of notes additional amounts in respect of the Chilean Interest Withholding Tax in order to ensure that the interest amount the foreign holder receives is net of Chilean Interest Withholding Tax. If we pay additional amounts in respect of the Chilean Interest Withholding Tax, any tax refunds in respect of these amounts will be for our benefit. In the event that certain changes in Chilean tax laws require us to pay additional amounts in respect of the Chilean Interest Withholding Tax at a rate in excess of 4.0%, we have the right to redeem our securities.

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

United States Taxation

This summary of certain United States federal income tax considerations deals principally with United States Holders that acquired our securities as part of the initial offering of our securities, hold our securities as capital assets and whose functional currency is the United States dollar. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular investor, and generally does not address the tax treatment of United States Holders that may be subject to special tax rules, such as banks, financial institutions, tax-exempt entities, regulated investment companies, real estate investment trusts, insurance companies, partnerships and partners therein, dealers in securities or currencies, traders in securities electing to mark to market, certain short-term holders of our securities, persons that will hold our securities as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction, or nonresident alien individuals present in the United States for more than 182 days in a taxable year. United States Holders should be aware that the U.S. federal income tax consequences of holding our securities may be materially different for investors described in the previous sentence, including as a result of certain laws applicable to investors with short holding periods on hedging transactions. This summary addresses only U.S. federal income tax consequences and does not address consequences arising under state, local, or foreign tax laws, U.S. federal estate or gift tax laws, the alternative minimum tax or the Medicare tax on net investment income, or special timing rules prescribed under section 451 (b) of the code .

As used under this section “United States Taxation,” the term “United States Holder” means a beneficial owner of a Note that is a citizen or resident of the United States or a United States domestic corporation or that otherwise is subject to United States federal income taxation on a net income basis in respect of our securities.

Taxation of Interest and Additional Amounts

A United States Holder will treat the gross amount of interest and Additional Amounts (i.e., without reduction for Chilean Interest Withholding Tax at the appropriate rate applicable to the United States Holder) as ordinary interest income in respect of our securities at the time that such payments are accrued or are actually or constructively received, in accordance with the United States Holder’s method of tax accounting.

Any Chilean Interest Withholding Tax paid at the appropriate rate applicable to the United States Holder will be treated as foreign income taxes eligible for credit against such United States Holder’s United States federal income tax liability, subject to generally applicable limitations and conditions, or, at the election of such United States Holder, for deduction in computing such United States Holder’s taxable income (provided that the United States Holder elects to deduct, rather than credit, all foreign income taxes paid or accrued for the relevant taxable year). Interest and Additional Amounts will constitute income from sources outside the United States for foreign tax credit purposes. Such income generally will constitute “passive category income.” Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities and may not be allowed for withholding taxes imposed in respect of arrangements in which a United States Holder’s expected economic profit is insubstantial. United States Holders should consult their own advisors concerning the implications of these rules in light of their particular circumstances.

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

Taxation of Dispositions

A United States Holder will generally recognize gain or loss on the sale, exchange or other disposition of a security in an amount equal to the difference between the amount realized on the sale, exchange or other disposition (less any accrued interest and Additional Amounts, which will be taxable as such) and the tax basis in the security. A United States Holder’s tax basis in a security will generally equal its cost. Gain or loss realized by a United States Holder on the sale, redemption or other disposition of our securities generally will be treated as capital gain or loss and such gain or loss will be long-term capital gain or loss if at the time of the disposition, the security has been held for more than one year. The net amount of long-term capital gain recognized by a United States Holder that is an individual is generally taxed at a reduced rate. The deduction of capital losses is subject to limitations. Gain, if any, realized by a United States Holder generally will be treated as U.S. source income for U.S. foreign tax credit purposes.

Specified Foreign Financial Assets

Certain United States Holders that own “specified foreign financial assets” with an aggregate value in excess of USD 50,000 on the last day of the taxable year or USD 75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include our securities) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. United States Holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Holders should consult their own tax advisors concerning the application of these rules to their investment in the securities, including the application of the rules to their particular circumstances.

Backup Withholding and Information Reporting

Payments of principal, premium, if any, and interest on our securities and payment of the proceeds of any disposition of our securities made to certain United States Holders may be subject to U.S. information reporting requirements. In addition, certain United States Holders may be subject to a U.S. backup withholding tax in respect of such payments if they do not provide their taxpayer identification numbers to the payor or otherwise establish an exemption. A beneficial owner of our securities that is a nonresident individual or a foreign corporation, estate, or trust and is not a United States Holder (a “Non-U.S. Holder”) generally is exempt from these withholding and reporting requirements, but may be required to comply with applicable certification and identification procedures to establish their eligibility for such an exemption. The amount of any backup withholding from a payment to a United States Holder or Non-U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

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

We are exposed to market risk from changes in interest rates, currency exchange rates and prices of commodities. Our Board of Directors approves our policies that address these risks. From time to time, we assess our exposure and monitor opportunities to manage these risks, including entering into derivative contracts. For information on the currency, interest rate swaps and commodity derivatives into which we entered with respect to a portion of our borrowings, see “Item 5. Operating and Financial Review and Prospects—Hedging” and Note 23 to our audited consolidated financial statements. In the normal course of business, we also face risks that are either non-financial or non-quantifiable. Such risks principally include country risk, credit risk and legal risk and are not represented in the tables below.

Interest Rate Risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. As of December 31, 2020, we had outstanding U.S.$6.2 billion of indebtedness, including accrued interest and discounts and costs of issuance, of which 90.9% bore interest at fixed interest rates and 9.1% bore interest at floating rates of interest. The fixed and floating rates do not reflect the effect of swap agreements. 70.2% of our indebtedness was denominated in U.S. dollars as of that date. The interest rate on our variable rate debt is determined principally by reference to LIBOR. As of December 31, 2020, we were party to interest rate swap agreements in our Chilean operations and our Uruguayan joint operation to hedge fluctuations in floating rates for long-term debt. See “Item 5. Operating and Financial Review and Prospects—Hedging” and Note 23 to our audited consolidated financial statements.

The following table summarizes our debt obligations, as of December 31, 2020. These obligations are sensitive to changes in interest rates. The table presents the aggregate principal amount of each category of indebtedness maturing in each year, at the weighted average interest rate for each category of indebtedness. Average interest rates for liabilities are calculated based on the prevailing interest rate for each loan as of December 31, 2020.

	Average Interest Rate	2021	2022	2023	2024	2025	Thereafter	Total Debt	Fair Value
	(U.S.$ in millions)
Interest
Bearing Debt
Fixed Rate
(U.S.$-denominated)	4.5%	171.1	184.9	35.1	505.7	6.6	2,883.6	3,786.9	4,248.0
(UF/CLP$-denominated)	3.3%	89.5	85.1	59.3	44.6	44.4	970.7	1,293.4	1,562.6
(R$-denominated)	0.2%	3.7	3.4	2.5	2.4	2.4	4.5	19.0	19.0
(CAD-denominated)	—	0.1	0.1	0.1	—	—	—	0.3	0.3
(MXN-denominated)	—	0.4	0.1	0.1	—	—	—	0.6	0.6
(EUR-denominated)	1.1%	32.8	60.3	62.7	62.7	62.6	250.3	531.5	561.0
Floating Rate
(U.S.$-denominated) LIBOR+	1.5%	72.1	39.7	239.8	210.0	—	—	561.6	575.8
(R$-denominated) TJLP +	8.4%	0.3	0.2	—	—	—	—	0.5	0.5

Total		370.0	373.7	399.6	825.4	116.1	4,109.2	6,194.0	6,968.0

Foreign Currency Risk

Our principal exchange rate risk involves changes in the value of the Chilean peso and, to a lesser extent, the Brazilian real, the Argentine peso and the Euro relative to the U.S. dollar. We estimate that a majority of our consolidated costs and expenses are denominated in U.S. dollars. As of December 31, 2020:

•	73.7% of our accounts receivable were denominated in U.S. dollars, 13.2% in Chilean pesos, 5.1% in Brazilian reais, 4.1% in Mexican pesos, 1.3% in Argentinean Pesos, and 2.6% in other currencies.

•

72.7% of our cash and short-term investments were denominated in U.S. dollars, 4.6% were denominated in Chilean pesos, 12.0% in Brazilian reais, 5.8% in Argentinean pesos, 4.0% in Mexican pesos and 0.9% in other currencies.

•	70.2% of our debt was denominated in U.S. dollars before swaps; and

•	a significant portion of our consolidated total assets was denominated in U.S. dollars.

Substantially all of our foreign currency-denominated revenues, receivables and indebtedness are denominated in U.S. dollars and the majority of our costs and expenses are denominated in U.S. dollars. As of December 31, 2020, 70.2% of our debt was denominated in U.S. dollars before swaps. As of December 31, 2020, we were party to cross currency swap agreements in Chile to hedge our local bonds in UF and to hedge a bank loan in EUR, and forward agreements to swap local currencies to U.S. dollars. See “Item 5. Operating and Financial Review and Prospects—Hedging” and Note 23 to our audited consolidated financial statements. Accordingly, variations in the value of the Chilean peso relative to the U.S. dollar will not have a significant effect on the cost in U.S. dollars of our foreign debt service obligations.

Commodity Risk

Prices for pulp, forestry and wood products can fluctuate significantly, and our revenues are highly sensitive to fluctuations in such prices. For a more detailed discussion and sensitivity analysis relating to the risks arising from changes in the market price of pulp, which is our primary commodity risk, see Note 23 to our audited consolidated financial statements. As of December 31, 2020, we were party to derivative contracts to partially hedge our exposure to Fuel Oil N° 6 and Brent in Chile and Uruguay, which include commodity swap agreements. See “Item 5. Operating and Financial review and Prospects – Hedging” and Note 23 to our audited consolidated financial statements.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

(a) Disclosure controls and procedures. We carried out an evaluation under the supervision and with the participation of our senior management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as of December 31, 2020. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures, as of December 31, 2020, were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s annual report on internal controls and procedures. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of our senior management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Control—Integrated Framework (2013), our management concluded that our internal control over financial reporting was effective as of December 31, 2020.

(c) Attestation Report of the registered public accounting firm. Not applicable.

(d) Changes in internal controls over financial reporting. There has been no change in our internal control over financial reporting during 2020 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B. Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to all of our employees, including, but not limited to, our Chief Executive Officer and Chief Financial Officer. We will provide any person without charge, upon request, a copy of such code of ethics. Requests for a copy of the code of ethics may be made to Celulosa Arauco y Constitución S.A., El Golf 150, 14th Floor, Santiago, Chile, Attn: Gianfranco Truffello, tel. (562) 2461-7200, fax (562) 2461-7541. Our code of ethics is also published on our website at www.arauco.cl or www.arauco.com. If we amend the provisions of our code of ethics that apply to our Chief Executive Officer and Chief Financial Officer, or if we grant any waiver of such provisions, we will disclose the amendment or waiver in our annual report on Form 20-F. On December 20, 2016, we amended our code of ethics to incorporate provisions relating to the protection of corporate property, a declaration of Arauco’s five corporate values, an extension of the scope of persons who can inform breaches under the code of ethics and an amendment to the list of crimes for which the company may be liable, to include the crime of reception (delito de receptación). In October 2019, we amended our code of ethics in order to update its content and include the new functions of the recently established Compliance and Ethics Committee.

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors PwC, during the fiscal years ended December 31, 2019 and 2020.

	Year ended December 31,
	2020	2019
	(U.S.$ in thousands)
Audit fees	$2,172	$2,182
Audit-related fees	24	204
Tax fees	862	862
Other fees	2	—
Total fees	$3,060	$3,248

Audit fees in the above table are the aggregate fees billed by PwC for the fiscal years ended December 31, 2020 and 2019, in each case in connection with the audit of our annual financial statements in accordance with IFRS, as well as the review of other filings.

Audit-related fees in the above table are the aggregate fees billed by PwC for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, including due diligence in Brazil and Mexico.

Tax fees in the above table are fees billed by PwC for the fiscal years ended December 31, 2020 and 2019, associated with tax compliance services in Chile, Brazil, Argentina, Colombia, Uruguay and Mexico; and tax consultation services in Chile, Argentina, Spain and the United States.

Other fees in the above table are fees billed by PwC related to an assessment of internal control over financial reporting for the fiscal year 2020 with the purpose of issuing a report indicating control deficiencies associated with either control design deficiencies or control effectiveness for the Company’s entities in Chile, United States, Argentina and Brazil.

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

Item 19. Exhibits

Documents filed as exhibits to this annual report:

1.1	English translation of the estatutos (by-laws) of Celulosa Arauco y Constitución S.A., as of April 14, 2021, including the amendment approved on May 19, 2020.

8.1	List of subsidiaries

12.1	Certification of chief executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of chief executive officer and principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Linkbase Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

Omitted from the exhibits filed with this annual report are certain instruments and agreements with respect to our long-term debt, none of which authorizes securities in a total amount that exceeds 10% of our total assets. We hereby agree to furnish to the SEC copies of any such omitted instruments or agreements as the SEC requests.

Index of Exhibits

1.1	English translation of the estatutos (by-laws) of Celulosa Arauco y Constitución S.A., as of April 14, 2021, including the amendment approved on May 19, 2020.

8.1	List of subsidiaries.

12.1	Certification of chief executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of chief executive officer and principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Linkbase Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

By:	/s/ Matías Domeyko
Matías Domeyko
Chief Executive Officer

Date: April 16, 2021

CONSOLIDATED

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Celulosa Arauco y Constitución S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Celulosa Arauco y Constitución S.A. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Biological Assets

As described in Notes 1q) and 20 to the consolidated financial statements, the Company’s consolidated biological assets balance was ThUS$ 3,598,827 at December 31, 2020. Management measures biological assets at fair value less cost to sell. Fair value is estimated by management using a discounted cash flow model. Management’s cash flow projections included significant judgments and assumptions relating to forests growth, sales margins and discount rates.

The principal considerations for our determination that performing procedures relating to the valuation of biological assets is a critical audit matter are (i) the significant judgment by management when developing the fair value measurement of the biological assets; (ii) a high degree of auditor judgement, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to forests growth, sales margins and discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others (i) testing management’s process for developing the fair value estimate; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness and accuracy of underlying data used in the model; and (iv) evaluating the significant assumptions used by management related to forests growth, sales margins and discount rates. Evaluating management’s assumptions related to forests growth, sales margins and discount rates involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the biological assets; (ii) the consistency with external market and industry data and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and significant assumptions, including the forests growth, sales margins and discount rates.

/s/ PricewaterhouseCoopers Consultores Auditores SpA

Santiago, Chile

April 15, 2021

We have served as the Company’s auditor since 2015.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$
Assets
Current Assets
Cash and cash equivalents	5-23	1,064,714	1,560,012
Other current financial assets	23	1,763	3,370
Other current non-financial assets	25	168,597	174,110
Trade and other current receivables	23	737,381	642,315
Accounts receivable from related companies	13	6,274	17,526
Current inventories	4	938,279	1,053,867
Current biological assets	20	302,710	275,792
Current tax assets	6	320,730	199,953
Total Current Assets other than assets or disposal groups classified as held for sale		3,540,448	3,926,945
Non-Current Assets or disposal groups classified as held for sale	22	3,877	4,436
Non-Current Assets or disposal groups classified as held for sale or as held for distribution to owners		3,877	4,436
Total Current Assets		3,544,325	3,931,381
Non-Current Assets
Other non-current financial assets	23	28,982	9,395
Other non-current non-financial assets	25	113,214	112,414
Trade and other non-current receivables	23	16,606	9,456
Investments accounted for using equity method	15-16	316,939	293,118
Intangible assets other than goodwill	19	102,090	106,252
Goodwill	17	59,567	65,751
Property, plant and equipment	7	8,325,304	7,648,183
Right of use assets	8	219,134	284,379
Non-current biological assets	20	3,296,117	3,393,634
Deferred tax assets	6	6,041	6,067
Total Non-Current Assets		12,483,994	11,928,649
Total Assets		16,028,319	15,860,030

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

	Note	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$
Equity and Liabilities
Liabilities
Current Liabilities
Other current financial liabilities	23	307,136	460,846
Current lease liabilities	8-23	63,640	69,208
Trade and other current payables	23	626,504	673,057
Accounts payable to related companies	13	3,739	8,880
Other current provisions	18	386	1,259
Current tax liabilities	6	44,672	2,242
Current provisions for employee benefits	10	6,786	5,965
Other current non-financial liabilities	25	44,730	40,065
Total Current Liabilities other than assets included in disposal groups classified as held for sale		1,097,593	1,261,522
Total Current Liabilities		1,097,593	1,261,522
Non-Current Liabilities
Other non-current financial liabilities	23	5,714,728	5,452,194
Non-current lease liabilities	8-23	148,115	201,817
Non-current payables	23	—	2,230
Other non-current provisions	18	30,450	31,765
Deferred tax liabilities	6	1,463,886	1,360,187
Non-current provisions for employee benefits	10	74,609	69,464
Other non-current non-financial liabilities	25	83,303	111,436
Total Non-Current Liabilities		7,515,091	7,229,093
Total Liabilities		8,612,684	8,490,615
Equity
Issued capital	3	603,618	353,618
Retained earnings		7,889,901	7,873,650
Other reserves		(1,108,797)	(892,864)
Equity attributable to parent company		7,384,722	7,334,404
Non-controlling interests		30,913	35,011
Total Equity		7,415,635	7,369,415
Total Equity and Liabilities		16,028,319	15,860,030

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

	Note	For the years ended December 31,
		2020 ThU.S.$	2019 ThU.S.$	2018 ThU.S.$
Statements of profit or loss
Revenue	9	4,732,869	5,329,214	5,954,833
Cost of sales	3	(3,445,284)	(3,910,378)	(3,722,749)
Gross profit		1,287,585	1,418,836	2,232,084
Other income	3	283,816	232,393	124,304
Distribution costs	3	(535,704)	(586,873)	(556,805)
Administrative expenses	3	(510,137)	(554,038)	(561,284)
Other expense	3	(182,883)	(203,698)	(95,880)
Other gains (losses)		—	21,674	14,213
Profit from operating activities		342,677	328,294	1,156,632
Finance income	3	29,449	32,582	20,895
Finance costs	3	(268,179)	(273,639)	(214,779)
Share of profit of associates and joint ventures accounted for using equity method	3-15	2,317	7,775	17,246
Gains (losses) on exchange differences on translation		(39,111)	(32,507)	(26,470)
Profit before income tax		67,153	62,505	953,524
Income Tax	6	(41,848)	(535)	(226,765)
Net Profit		25,305	61,970	726,759

Net profit attributable to
Net profit attributable to parent company		25,843	61,784	725,482
Net profit attributable to non-controlling interests		(538)	186	1,277
Net Profit		25,305	61,970	726,759

Basic and diluted earnings per share (in U.S.$ per share)
Basic and diluted earnings per share from continuing operations		0.2262	0.5460	6.4111

Basic and diluted earnings per share		0.2262	0.5460	6.4111

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Note	For the years ended December 31,
		2020 ThU.S.$	2019 ThU.S.$	2018 ThU.S.$
Net profit		25,305	61,970	726,759
Components of other comprehensive income that will not be reclassified to profit or loss before tax:
Other comprehensive income before tax gains losses on remeasurements of defined benefit plans	10	(283)	(2,655)	1,856
Other Comprehensive Income that will not be reclassified to profit or loss before tax		(283)	(2,655)	1,856

Components of other comprehensive income that will be reclassified to profit or loss before tax:
Exchange differences on translation
Gains (losses) on exchange differences on translation, before tax	11	(183,419)	(30,971)	(184,876)
Other Comprehensive Income, before tax, Exchange differences on translation		(183,419)	(30,971)	(184,876)

Cash flow hedges
Gains (losses) on cash flow hedges, before tax	23	8,222	23,156	30,321
Reclassification adjustments on cash flow Hedges, before tax	23	(67,785)	(29,227)	(15,286)
Other Comprehensive Income, before tax, Cash flow hedges		(59,563)	(6,071)	15,035

Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax		(716)	13,847	(1,657)
Share of other comprehensive income of associates and joint ventures accounted for using equity method, before tax		(716)	13,847	(1,657)

Other Comprehensive income that will be reclassified to profit or loss before tax		(243,698)	(23,195)	(171,498)

Income tax relating to components of other comprehensive income that will not be reclassified to profit or loss, before tax
Income tax relating to remeasurements of defined benefit plans of other comprehensive income		68	717	(501)
Income tax relating to components of other comprehensive income that will not be reclassified to profit or loss, before tax		68	717	(501)

Income tax relating to components of other comprehensive income that will be reclassified to profit or loss, before tax
Income tax relating to cash flow hedges of other comprehensive income	6	13,546	1,686	(4,474)
Income tax relating to share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss		355	(6,582)	176
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss		13,901	(4,896)	(4,298)

Other comprehensive (loss) income		(230,012)	(30,029)	(174,441)
Comprehensive (loss) income		(204,707)	31,941	552,318

Comprehensive Income attributable to
Comprehensive (loss) income, attributable to owners of parent company		(199,682)	32,732	555,294
Comprehensive (loss) income, attributable to non-controlling interests		(5,025)	(791)	(2,976)
Total comprehensive (loss) income		(204,707)	31,941	552,318

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

12-31-2020	Issued Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other Reserves ThU.S.$	Total other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01-01-2020	353,618	(902,387)	9,010	(19,511)	20,024	(892,864)	7,873,650	7,334,404	35,011	7,369,415
Changes in Equity:
Comprehensive income
Net profit	—	—	—	—	—	—	25,843	25,843	(538)	25,305
Other comprehensive income, net of tax	—	(178,933)	(46,017)	(214)	(361)	(225,525)		(225,525)	(4,487)	(230,012)
Comprehensive income	—	(178,933)	(46,017)	(214)	(361)	(225,525)	25,843	(199,682)	(5,025)	(204,707)
Issue of equity	250,000	—	—	—	—	—	—	250,000	1,236	251,236
Dividends	—	—	—	—	—	—	—	—	(309)	(309)
Increase (decrease) from transfers and other changes	—	—	—	—	9,592	9,592	(9,592)	—	—	—
Changes in equity	250,000	(178,933)	(46,017)	(214)	9,231	(215,933)	16,251	50,318	(4,098)	46,220
Closing balance at 12-31-2020	603,618	(1,081,320)	(37,007)	(19,725)	29,255	(1,108,797)	7,889,901	7,384,722	30,913	7,415,635

12-31-2019	Issued Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other Reserves ThU.S.$	Total other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01-01-2019	353,618	(872,395)	13,395	(17,571)	687	(875,884)	7,824,045	7,301,779	37,192	7,338,971
Increase (decrease) for changes in accounting policies	—	—	—	—	—	—	(107)	(107)	—	(107)
Restated opening balance	353,618	(872,395)	13,395	(17,571)	687	(875,884)	7,823,938	7,301,672	37,192	7,338,864
Changes in Equity:
Comprehensive income
Net profit	—	—	—	—	—	—	61,784	61,784	186	61,970
Other comprehensive income, net of tax	—	(29,992)	(4,385)	(1,940)	7,265	(29,052)	—	(29,052)	(977)	(30,029)
Comprehensive income	—	(29,992)	(4,385)	(1,940)	7,265	(29,052)	61,784	32,732	(791)	31,941
Dividends	—	—	—	—	—	—	—	—	(1,390)	(1,390)
Increase (decrease) from transfers and other changes	—	—	—	—	12,072	12,072	(12,072)	—	—	—
Changes in equity	—	(29,992)	(4,385)	(1,940)	19,337	(16,980)	49,712	32,732	(2,181)	30,551
Closing balance at 12-31-2019	353,618	(902,387)	9,010	(19,511)	20,024	(892,864)	7,873,650	7,334,404	35,011	7,369,415

12-31-2018	Issued Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other Reserves ThU.S.$	Total other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01-01-2018	353,618	(691,772)	4,752	(18,926)	2,168	(703,778)	7,425,133	7,074,973	41,920	7,116,893
Increase (decrease) for changes in accounting policies			(1,918)			(1,918)	(1,957)	(3,875)	—	(3,875)
Restated opening balance	353,618	(691,772)	2,834	(18,926)	2,168	(705,696)	7,423,176	7,071,098	41,920	7,113,018
Changes in Equity:
Comprehensive income
Net profit							725,482	725,482	1,277	726,759
Other comprehensive income, net of tax	—	(180,623)	10,561	1,355	(1,481)	(170,188)	—	(170,188)	(4,253)	(174,441)
Comprehensive income	—	(180,623)	10,561	1,355	(1,481)	(170,188)	725,482	555,294	(2,976)	552,318
Dividends							(324,295)	(324,295)	(1,752)	(326,047)
Increase (decrease) from transfers and other changes							(318)	(318)	—	(318)
Changes in equity	—	(180,623)	10,561	1,355	(1,481)	(170,188)	400,869	230,681	(4,728)	225,953
Closing balance at 12-31-2018	353,618	(872,395)	13,395	(17,571)	687	(875,884)	7,824,045	7,301,779	37,192	7,338,971

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2020	2019	2018
	ThU.S.$	ThU.S.$	ThU.S.$
STATEMENTS OF CASH FLOWS
Cash Flows from (used in) Operating Activities
Classes of cash receipts from operating activities
Receipts from sales of goods and rendering of services	4,898,950	5,944,258	6,129,806
Other cash receipts from operating activities	744,056	465,703	377,085
Classes of cash payments
Payments to suppliers for goods and services	(3,417,176)	(4,386,457)	(4,198,750)
Payments to and on behalf of employees	(579,204)	(600,386)	(558,230)
Other cash payments from operating activities	(276,867)	(177,123)	(208,461)
Interest paid	(265,644)	(264,311)	(172,280)
Interest received	18,033	29,655	11,738
Income taxes paid	18,650	(329,864)	(90,556)
Other inflows (outflows) of cash, net	1,346	(6,225)	(2,807)
Net Cash flows from Operating Activities	1,142,144	675,250	1,287,545

Cash flows (used in) investing activities
Cash flow used in obtaining control of subsidiaries or other businesses	(4,054)	(171,206)	(16,996)
Cash flows used in obtaining non-controlling interest	(3)	(55)	(53)
Other cash receipts from sales of equity or debt instruments of other entities	943	104,400	2
Other cash payments to acquire interests in joint ventures	(15,376)	(580)	(3,023)
Proceeds from sale of property, plant and equipment	16,717	10,354	9,392
Purchase of property, plant and equipment	(1,501,266)	(1,000,373)	(675,958)
Purchase of intangible assets	(12,374)	(22,041)	(2,682)
Proceeds from sales of other long-term assets	36,516	6,059	5,437
Purchase of other non-current assets	(207,398)	(257,793)	(222,029)
Dividends received	4,042	13,007	10,880
Other inflows (outflows) of cash, net	3,398	487	1,048
Cash flows used Investing Activities	(1,678,855)	(1,317,741)	(893,982)

Cash flows from (used in) Financing Activities
Proceeds from the issue of shares	250,000	—	—
Total borrowings obtained	412,077	2,142,439	863,551
Debt obtained in long-term	239,827	2,125,332	485,077
Debt obtained in short-term	172,250	17,107	378,474
Related companies borrowings	—	(704)	—
Repayments of borrowings	(520,474)	(723,660)	(475,284)
Payments of lease liabilities	(75,233)	(80,323)	(6,624)
Dividends paid	(955)	(182,109)	(257,421)
Other outflows of cash, net	(9,211)	(10,623)	(975)
Cash flows from (used in) Financing Activities	56,204	1,145,020	123,247

Net increase (decrease) in Cash and Cash Equivalents before effect of exchange rate changes	(480,507)	502,529	516,810
Effect of exchange rate changes on cash and cash equivalents	(14,791)	(18,459)	(30,754)

Net increase (decrease) of Cash and Cash equivalents	(495,298)	484,070	486,056
Cash and cash equivalents, at the beginning of the period	1,560,012	1,075,942	589,886
Cash and cash equivalents, at the end of the period	1,064,714	1,560,012	1,075,942

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020 AND 2019

NOTE 1. PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

Entity Information

Celulosa Arauco y Constitución S.A. and subsidiaries, (hereafter “Arauco” or the “Company”), tax identification number 93,458,000-1, is a closely held corporation, that was registered in the Securities Registry (the “Registry”) of the Chilean Commission for the Financial Market (“CMF”) as No. 042 on June 14, 1982. Additionally, the Company is registered as a non-accelerated filer in the Securities and Exchange Commission (SEC) of the United States of America.

The Company’s head office address is El Golf Avenue 150, 14th floor, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of products related to the forestry and timber industries. Its main operations are focused on business areas of pulp, wood products and forestry.

As of December 31, 2020, Arauco is controlled by Empresas Copec S.A., tax identification number 90,690,000-9, which owns 99.9780% of Arauco, and is registered in the Securities Registry as No. 0028. Each of the above mentioned companies is subject to the oversight of the CMF.

Moreover, Empresas Copec S.A. is controlled by the public corporation AntarChile S.A., tax identification number 96,556,310-5, which owns 60.8208% of Empresas Copec S.A. Furthermore, the ultimate shareholders of AntarChile S.A. and, consequently, of Empresas Copec S.A., are Mr. Roberto Angelini Rossi, tax identification number 5,625,652-0, and Mrs. Patricia Angelini Rossi, tax identification number 5,765,170-9.

Arauco’s Consolidated Financial Statements were prepared on a going concern basis.

Presentation of Consolidated Financial Statements

The Financial Statements presented by Arauco are comprised by the following:

•	Consolidated Statements of Financial Position as of December 31, 2020 and 2019.

•	Consolidated Statements of Profit or Loss for the periods ended December 31, 2020, 2019 and 2018.

•	Consolidated Statements of Comprehensive Income for the periods ended December 31, 2020, 2019 and 2018.

•	Consolidated Statements of Changes in Equity for the periods ended December 31, 2020, 2019 and 2018.

•	Consolidated Statements of Cash Flows for the periods ended December 31, 2020, 2019 and 2018.

•	Explanatory disclosures (notes)

Period Covered by the Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the periods between January 1 and December 31, 2020, 2019 and 2018.

Date of Approval of Consolidated Financial Statements

These consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) at the Extraordinary Meeting on April 15, 2021.

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

ThCLP$ - Thousands of Chilean Pesos

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

The currency used to finance operations is mainly the U.S. Dollar.

The presentation currency of the consolidated financial statements is the U.S. Dollar. Figures on these consolidated financial statements are presented in thousands of U.S. Dollar (ThU.S.$).

Summary of significant accounting policies

a) Basis for preparation of the consolidated financial statements

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and they represent the explicit and unreserved adoption of IFRS.

The consolidated financial statements have been prepared on a historical cost basis, except for biological assets and certain derivative financial instruments which are measured at revalued amounts or fair value at the end of each period as explained in the following significant accounting policies.

b) Critical accounting estimates and judgments

The preparation of these consolidated financial statements, in accordance with IFRS, requires management to make estimates and assumptions that affect the carrying amounts reported. These estimates are based on historical experience and various other assumptions that are considered to be reasonable. Actual results may differ from these estimates. Management believes that the accounting policies below are the critical judgments that have the most significant effect on the amounts recognized in the consolidated financial statements.

•	Biological Assets

The recovery of forest plantations is based on discounted cash flow models which means that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, based on our sustainable forest management plans and the estimated growth of forests.

The measurement of the fair value of the biological assets is determined using a discounted cash flow model. Our cash flow projections include significant judgments and assumptions relating to discount rates, estimated growth of the forests and sales margins. This valuation is performed on the basis of each identifiable farm block and for each type of tree.

•	Litigation and Contingencies

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

Specifically, a company controls an investee or subsidiary if, and only if, they have all of the following:

(a) power over the investee, i.e. the investor has existing rights which give it the ability to direct the relevant activities (the activities that significantly affect the investee’s returns);

(b) exposure or rights to variable returns from involvement with the investee; and

(c) the ability to use power over the investee to affect the amount of the investor’s returns.

When Arauco holds less than the majority of the voting rights in a company in which it participates, it nonetheless has the power over said company - when these voting rights are enough - to grant it in practice the ability to unilaterally direct said company’s relevant activities. Arauco takes into account all facts and circumstances in order to assess if the voting rights in a company in which it participates are enough for granting it the power, including:

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

All intercompany transactions and unrealized gains and losses from subsidiaries have been fully eliminated from these consolidated financial statements and non-controlling interest is presented in the consolidated statement of financial position within equity.

The consolidated financial statements at the end of this period include the assets, liabilities, income and expenses of the subsidiaries shown in Note 13.

Certain consolidated subsidiaries have Brazilian Real, Mexican Pesos, Canadian Dollars, Chilean Pesos and Argentine Pesos as their functional currencies. For consolidation purposes, the financial statements of those subsidiaries have been prepared in accordance with IFRS and translated as indicated in Note 1 (e) (ii).

A parent company will present non-controlling interests in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

d) Segments

Arauco has defined its reportable segments according to its business areas, based on the products and services sold to its customers. This definition is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The personnel responsible for making such decisions are the Executive Vice-president and the Chief Executive Officer who are the highest authorities for making decisions and are supported by the Vice-presidents of each segment.

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

(iii) Foreign Currency Transactions

Transactions in currencies other than the functional currency are recognized at the exchange rates prevailing at the dates of the transactions. Profit or loss on transactions in currencies other than the functional currency resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized in the consolidated statements of profit or loss, except those which are recorded in other comprehensive income and accumulated in equity such as cash flows hedging derivatives.

f) Cash and cash equivalents

Cash and cash equivalents include cash-on-hand, deposits held on demand at financial entities and other short term highly liquid investments with an original maturity of three months or less and which are subject to an insignificant risk of changes in value.

g) Financial Instruments

Financial assets

Initial classification

Arauco classifies its financial assets into the following categories: fair value through profit or loss and amortized cost.

Arauco does not have financial assets at fair value through other comprehensive income.

The classification is based on the business model used to manage the assets and the characteristics of their contractual cash flows.

Management determines the classification of its financial assets at the time of their initial recognition.

(a) Financial assets at fair value through profit or loss: these instruments are initially measured at fair value. Net income and losses, including any income from interest or dividends, are registered in the profit or loss of the period. Financial assets are classified in the category of financial assets at fair value through profit or loss when they are maintained for negotiation or designated in their initial registration as assets at fair value through profit or loss. A financial asset can be classified in this category if it is acquired mainly for the purposes of being sold in the short-term. Gain or losses of assets held for negotiations are registered in the consolidated statements of Profit or Loss, and the related interest is registered independently as financial income. Derivatives are classified as acquired for negotiation also unless they are designated as hedging instruments.

(b) Assets measured at amortized cost: they are initially registered at the fair value of the transaction, adding or subtracting the transaction costs that are directly attributable to the issuance of the financial asset or financial liability. The financial asset is maintained within a business model, the objective of which is to maintain financial assets to obtain contractual cash flows and the contractual conditions of the asset give rise, on specified dates, to cash flows that are solely payments of principal and interests (“SPPI”) over the amount of the outstanding principal.

Subsequent measurement

Financial instruments are subsequently measured at fair value through profit or loss or amortized cost.

The classification is based on two criteria: i) the Company’s business model for the management of financial instruments, and ii) whether the contractual cash flows related to the financial instruments represent “Solely Payments of Principal and Interests”.

a) Financial assets at fair value through profit or loss: these instruments are subsequently measured at fair value. Net earnings and losses, including income from interests and dividends, are registered as profits or losses for the period. These instruments are held for negotiation and they are mainly acquired to be sold in the short term. Derivatives are also classified as held for negotiation, unless they are registered as hedging instruments. Financial instruments of this type are classified as Other Current and Non-Current Financial Assets. They are subsequently valuated by determining their fair value, registering changes in value in the consolidated statements of Profit or Loss, in the items of Financial Income or Financial Costs.

b) Financial assets measured at amortized cost: These instruments are subsequently measured at amortized cost minus accumulated amortizations, using the effective interest method and adjusted by loss allowance and volume discounts, in the case of financial assets. Financial income and expenses, foreign exchange income and losses, and impairment are registered in results. Any earnings or losses due to initial or subsequent reductions of the value of the asset are registered in the statement of profit or loss of the period. Loans and receivables are non-derivative financial instruments with fixed or determinable payments not traded in any active market. They are registered at amortized cost, registering accrued conditions directly in profit or loss.

Arauco measures accumulated losses in a quantity equivalent to expected credit losses during the lifelong commitment. Expected credit losses are based on contractual cash flow differences based on the allowance of each contract and the cash flows that Arauco expects. The difference is then discounted based on an approximation of the asset’s original effective interest rate. The asset’s carrying value is reduced as the allowance is used, and the loss is recognized in sales expenses in the consolidated statements of profit or loss. When an account receivable cannot be collected, it is regularized against the allowance account for receivables. Subsequent recoveries of previously impaired amounts are recognized as a debit in distribution costs.

Derivative financial instruments are explained in Note 1 h).

Financial liabilities

Arauco classifies its financial liabilities as follows: fair value through profit or loss, derivatives designated as effective hedging instruments and amortized costs.

Management determines the classification of its financial liabilities upon initial recognition. Financial liabilities are derecognized when the obligation is cancelled, settled or expired. When an existing financial liability is replaced with another of the same provider under substantially different terms, or where the terms of an existing liability are substantially amended, such exchange or modification is treated as a write-off of the original liability, with a new liability being recognized, and the difference between the respective carrying amounts is recognized in the consolidated statement of profit or loss.

Financial liabilities are initially recognized at fair value, and in the case of loans, they include the costs directly attributable to the transaction. The subsequent measurement of the financial liabilities depends on their classification:

Financial Liabilities at fair value through profit or loss

Financial liabilities are included in the category of financial liabilities at fair value through profit or loss when they are held for trading or originally designated at fair value through profit or loss. Income and losses from liabilities held for trading are recognized in profit or loss. This category includes non-designated derivatives for hedging accounting.

Financial Liabilities at amortized cost

Other financial liabilities are subsequently valued at their amortized cost based on the effective interest rate method. The amortized cost is calculated taking into account any premium or acquisition discount and includes the costs of transactions that are an integral part of the effective interest rate. This category includes Commercial Accounts Payable and Other Accounts Payable, lease liabilities, as well as the loans included in Other Current and Non-Current Financial Liabilities.

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

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss unless the derivative is designated as a hedging instrument and complies with hedge accounting requirements, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

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

•

Fair Value Hedges - Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

•

Cash flow hedges - The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the Finance costs line item in the consolidated statement of profit or loss. Amounts previously recognized in other comprehensive income are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item.

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

i) Inventories

Inventories are measured at the lower of cost or net realizable value. Cost is determined using the weighted average cost method.

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

j) Non-current assets held for sale

Arauco classifies certain property, plant and equipment, intangible assets, investments in associates and disposal groups (groups of assets to be sold together with their directly associated liabilities) as non-current assets held for sale which as of the date of the consolidated statements of financial position are the subject of active sale efforts which are estimated to be highly probable.

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

Acquisition-related costs are accounted for as expenses when they are incurred, except for costs to issue debt or equity securities which are recognized in accordance with IAS 32 and IFRS 9.

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

Arauco measures the fair value of the acquired company in the business combination achieved in each stage (“step acquisition”), recognizing the effects of remeasurement of previously held equity in the acquiree in the consolidated statements of profit or loss.

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

If the acquisition cost is lower than the fair value of the net assets of the associate acquired, the difference is recognized directly in statement of profit or loss in line Other gains (losses).

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

Goodwill recognized in subsidiaries Arauco Canada Ltd. and Arauco do Brasil S.A., generated on subsidiaries acquisitions whose functional currency is different from the functional currency of the parent company and presentation of these financial statements, are translated into U.S. Dollars at the closing exchange rate.

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

p) Leases

Arauco applies IFRS 16 for recognizing leases in a manner consistent with contracts with similar features and akin circumstances.

At the beginning of a contract, Arauco assesses whether the contract is, or if it contains, a lease. A contract is, or contains, a lease if it transfers the right to control the use of a given asset for a certain period of time, in exchange for consideration.

As of the initial date for recording a lease, Arauco, as lessee, recognizes an asset by the right of use at cost.

The cost of the asset for right of use comprises:

•

The amount of the initial measurement of the lease liability. This measurement is at present value of the payments for leases that have not been disbursed as of that date. Payments for leases are discounted using the incremental interest rate for financial loans;

•	Payments for leases performed prior to or as of the initiation date, minus the lease incentives that have been received;

•	The initial direct costs incurred by the lessee; and

•

An estimation of the costs to be incurred by the lessee when dismantling and eliminating the underlying asset, restoring the location where the same is located, or restoring the underlying asset to the condition required under the terms and conditions of the lease, unless such costs are incurred in order to produce inventories. The lessee assumes obligations stemming from such costs either at the commencement date, or as a result of having used the underlying asset during a specific period.

After the initial recognition date (January 1, 2019), Arauco, as lessee, recognizes its asset for right of use by applying the cost model, minus the accumulated depreciation and impairment losses, and adjusted for remeasurement of the liability for lease.

At the beginning, Arauco in the capacity of lessee, recognizes the lease liability at present value of the lease payments that have not been disbursed as of that date. Lease payments are discounted using the incremental interest rate for financial loans.

After the initial recognition date (January 1, 2019), Arauco, as lessee, recognizes a liability for leases by increasing the book value, so as to reflect the interest over the liability for lease, reducing the amount in order to reflect the payments for leases that have been performed and once again recognizing the book value, so as to reflect the remeasurement and also to reflect the essential fixed payments for leases that have been revised.

Arauco presents the assets by right of use in the Consolidated Statement of Financial Position, within Properties, Plants and Equipment, and are further disclosed in Note 7. Likewise, lease liabilities are included in the Consolidated Statement of Financial Position within Other Current and Non-Current Financial Liabilities, and further disclosed as Lease liabilities in note 23.

IFRS 16 maintains substantially the accounting requirements of the lessor from IAS 17. Therefore, Arauco has continued to classify its leases as operational or financial, as the case may be.

Income from operating leases in which Arauco is the lessor are recognized on a straight-line basis during the term of the lease. Initial direct costs are added to the book value of the underlying asset and are recognized as expenses during the term of the lease on the same basis as the lease income. Leased assets are included within the statement of financial position, in property, plant and equipment. Arauco did not make adjustments with respect to assets that maintains as a lessor, as a result of IFRS 16 adoption.

Until December 31, 2018, Arauco applied IFRIC 4 to assess whether an arrangement was, or contained, a lease. Leases of assets in which Arauco substantially held all the risks and rewards of ownership were classified as financial leases. All other leases were classified as operating leases.

Financial leases were initially recognized at the beginning of the leases, at the lower of the fair value at the inception of the lease of the leased property and the present value of the minimum lease payments.

When assets are leased under a financial lease, the present value of lease payments are recognized as financial accounts receivable. The difference between the gross receivable and the present value of such amount, is recognized as financial return on capital.

Arauco evaluates the economic nature of the contracts that grant the right to use certain assets, for the purposes of determining the existence of implied leases. In these cases, the Company separates, at the beginning of the contract and based on its relative reasonable values, payments and considerations associated with the lease, from the rest of the elements incorporated into the contract.

q) Biological Assets

IAS 41 requires that biological assets, such as standing trees, are measured at fair value less cost to sell in the statement of financial position. Forestry plantations are accounted for at fair value less costs to sell, based on the presumption that fair values of these assets can be measured reliably.

The measurement of the fair value of the biological assets is determined using a discounted cash flow model. Our cash flow projections include significant judgments and assumptions relating to discount rates, estimated growth of the forests and sales margins. This valuation is performed on the basis of each identifiable farm block and for each type of tree.

The measurement of new forestry plantations made during the current year is made at cost, which corresponds to the fair value at that date. After twelve months, the valuation methodology used is that explained in the preceding paragraph.

Biological assets shown as current assets correspond to those forestry plantations that will be harvested in the short term.

Biological growth and changes in fair value of forestry plantations are recognized in the line item “Other income” in the consolidated statements of profit or loss.

r) Income taxes

The tax liabilities are recognized in the consolidated financial statements based on the determination of taxable income for the year and calculated using the tax rates in force in the countries where Arauco operates.

Deferred income tax is recognized using liability method, on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated annual accounts. Deferred income tax is determined using tax rates contained in laws adopted as of the date of the financial statements and that are expected to be applicable when the related deferred tax asset is realized, or the deferred income tax liability is settled.

Deferred taxes are recognized in accordance with the standards established in IAS 12 - Income Tax.

The goodwill arising on business combinations does not give rise to deferred tax.

The deferred tax assets and tax credits are generally recognized for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which those deductible temporary differences can be utilized.

s) Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of past events, under which, it is probable that an outflow of resources will be required to settle the obligation; and when a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period.

t) Revenue recognition

Revenues are valued at fair value of the consideration received or to be received, derived from them.

Arauco analyses and takes under consideration all relevant facts and circumstances to apply the five-step model established under IFRS 15 to customer contracts: (i) identify the contract, (ii) identify the performance obligations, (iii) determine the transaction price, (iv) allocate the transaction price, and (v) recognise revenue. Additionally, Arauco evaluates the incremental costs of obtaining a contract and the costs incurred to comply with a contract.

Arauco recognizes revenues when the steps established in IFRS have been satisfactorily complied with.

Accounts receivable are recognized when control over goods or services has been transferred to the customer, because at this point of the time collection is unconditional and the passage of time is only needed to receive payment.

(i) Revenue recognition from the Sale of Goods

Revenue from the sale of goods is recognized when Arauco has transferred to the buyer the significant risks and rewards of ownership of the committed goods, when the amount of revenue can be reliably measured, when Arauco does not retain any managerial involvement over the goods sold and when it is probable that the economic benefits associated with the transaction will flow to Arauco and the costs incurred in respect of the transaction can be measured reliably. Revenue from the sale of goods are recognized when there is no obligation unsatisfied that could affect the customer’s acceptance of the product. The delivery is effective when the products are sent to the specific location, the risks of obsolescence and loss have been transferred to the customer and when Arauco has objective evidence that all acceptance criteria have been satisfied.

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

(ii) Revenue recognition from Rendering of Services

Revenue from the rendering of services is recognized as long as the performance obligation have been satisfied.

Revenue is recognized considering the stage of completion of the transaction at the date of the reporting period, when Arauco has the enforceable right of payment from the rendering of the services.

There is no significant financing component, given that sales are made with a reduced average collection period, which is in line with market practice.

Arauco mainly provides power supply services which are transacted principally in the spot market of the Sistema Eléctrico Nacional (SEN) (“National Electrical System”). According to current regulations, the prices on that market called “Marginal Costs” are calculated by the Coordinador Eléctrico Nacional (CEN) (“National Electrical Coordinator”) and are generally recognized in the period in which the services are rendered.

Electrical power is generated as a by-product of the pulp and wood process and is a complementary business to it, which is initially supplied to the group’s subsidiaries and any surplus is sold to the SEN.

Arauco provides other non-core services such as port services and pest control whose revenues are derived from fixed price service contracts are recognized considering the stage of completion of the services rendered at the date of reporting, generally during the period of the service contract on a straight-line basis over the term of the contract.

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

On October 28, 2019, Arauco approved to amend the Company’s by-laws in order to establish that the Ordinary Shareholders’ Meeting will be determining, on an annually basis, the dividends to be distributed, without being subject to the 30% distributable minimum indicated by Chilean Corporations Law.

For the purposes of the annual distribution of the net profits on each period, it will be responsibility of the Ordinary Shareholders’ Meeting to determine the portion of such profits that will be distributed as dividend to the shareholders. Such determination will be made by the Shareholders’ meeting without being subject to the 30% minimum established in article 79 of Law No. 18,046 (regarding Corporations), who may agree on the distribution of a smaller percentage. In any case, the Board of Directors may, under the personal responsibility of the directors participating in the respective agreement, distribute dividends out of the profits of the corresponding year, provided there are no accumulated losses.

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

A cash-generating unit, for which goodwill has been allocated, is tested for impairment annually or more frequently when there are circumstances indicating that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to other assets pro rata based on the carrying amount of each asset in the unit. Any impairment loss of goodwill is recognized directly in the consolidated statement of profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

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

An allowance for doubtful accounts is established based on a measurement of expected losses using a simplified approach.

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

This obligation is presented in line item “Trade and Other current payables” in the consolidated statements of financial position.

z) Recent accounting pronouncements

a) Standards, interpretations and amendments that are mandatory for the first time for annual periods beginning on January 1, 2020:

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after
IAS 1 y IAS 8

Presentation of Financial Statements and Accounting Policies, Changes in Accounting Estimates and Errors.

Clarifies the definition of material and align the definition used in the Conceptual Framework and the standards themselves.

January 1, 2020

IFRS 3	Definition of a Business Narrows the definitions of a business	January 1, 2020

IFRS 9, IAS 39 and IFRS 7	Interest rate benchmark reform Provides certain reliefs in connection with interest rate benchmark reform.	January 1, 2020

IFRS 16

Lease incentives

Provides an optional practical expedient for lessees from assessing whether a rent concession related to COVID-19 is a lease modification. Lessees can elect to account for such rent concessions in the same way as they would if they were not lease modifications. In many cases, this will result in accounting for the concession as variable lease payments.

January 1, 2020

The adoption of the standards, amendments and interpretations described above do not have a significant impact on Arauco Consolidated Financial Statements during its initial application period.

b) Standards, interpretations and amendments, the application of which is not yet mandatory, which have not been adopted in advance:

Standards and interpretations	Content	Mandatory application for annual periods beginning on or after
IFRS 17	Insurance Contracts Supersedes IFRS 4. It changes mainly the accounting for insurance contracts and investments contracts.	January 1, 2021

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after
IFRS 10 y IAS 28-Amendments	Sale or Contribution of assets among an Investor and its Associates or Joint Ventures.	Indeterminate

IAS 1

Presentation of Financial Statements

Provides more general approach to the classification of liabilities as Current or Non-current based on the contractual arrangements in place at the reporting date. Also, it clarifies what is meant by ‘settlement’ of liabilities.

January 1, 2022

Reference to the Conceptual Framework - Amendments to IFRS 3	IFRS 3, ‘Business combinations’ has been updated to refer to the Conceptual Framework for Financial Reporting and added a new exception for liabilities and contingent liabilities within the scope pf IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’, or IFRIC 21, ‘Levies’. Also, it clarifies that the acquirer should not recognize contingent assets at the acquisition date.	January 1, 2022

IAS 16

Properties, plant and equipments

Prohibits an entity from deducting from the cost of an item of PP&E any proceeds received from selling items produced while the entity is preparing the asset for its intended use. The proceeds from selling such samples, together with the costs of producing them, are now recognized in profit or loss.

January 1, 2022

IAS 37

Provisions, contingent assets and contingent liabilities

Clarifies what unavoidable costs an entity considers in assessing whether a contract is onerous. The amendment clarifies the meaning of ‘costs to fulfil a contract’.

January 1, 2022

Annual Improvements to IFRS Standards 2018–2020

IFRS 9 Financial Instruments

Addresses which fees should be included in the 10% test for derecognition of financial liabilities.

IFRS 16 Leases

Modifies the Illustrative Example 13 that accompanies IFRS 16 to remove the illustration of payments from the lessor relating to leasehold improvements. The reason for the amendment is to remove any potential confusion about the treatment of lease incentives.

IAS 41 Agriculture

Removes the requirement for entities to exclude cash flows for taxation when measuring fair value under IAS 41, ‘Agriculture’. This amendment is intended to align with the requirement in the standard to discount cash flows on a post-tax basis.

January 1, 2022

Arauco estimates that the adoption of the standards, amendments and interpretations described above will not have a significant impact on Arauco’s Consolidated Financial Statements during its initial application period.

NOTE 2. ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES

Changes to accounting policies

As of January 1, 2019, the CMF adopted the IFRS 16, modifying the way in which lease activities should be presented in the Statement of Financial Position. Until December 31, 2019 lease activities were presented in Properties, plants and equipments (net) and in Other financial liabilities (current and non-current), however IFRS 16 requires the lesee to present in Right of use assets and Lease Liabilities (current and non-current). The aforementioned did not have additional financial impact except for the new presentation of the balances in the Statements of Financial Position. The Consolidated Fianancial Statements as of December 31, 2020 do not reflect any other changes with respect to accounting policies compared with the Financial Statements as of December 31, 2019.

Changes to accounting estimates

As of December 31, 2020, there have been no changes in the methodologies for calculating the accounting estimates with respect to the 2019 financial year.

NOTE 3. DISCLOSURE OF OTHER INFORMATION

a) Disclosure of information on Issued Capital

As of September 24, 2020, a capital increase of ThU.S.$ 250,000 which amounts to 4,063,720 shares was wholly subscribed and paid-in by the shareholders.

As of December 31, 2020, the shareholders composition according to the amount of shares owned is as follows:

Shareholders	%
Empresas Copec S.A.	99.97805%
Chilur S.A.	0.02111%
Administradora Sintra Ltda.	0.00076%
Antarchile S.A.	0.00008%
100.00000%

At the date of these consolidated financial statements the share capital of Arauco is ThU.S.$603,618.

100% of Capital corresponds to ordinary shares.

	12-31-2020	12-31-2019

Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	117,223,375	113,159,655
Nominal Value of Shares by Type of Capital in Ordinary Shares	ThU.S.$0.0051493 per share	ThU.S.$0.0031249 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$603,618	ThU.S.$353,618

	12-31-2020	12-31-2019

Number of Shares Issued and Fully Paid by Type of Capital in Ordinary Shares	117,223,375	113,159,655

b) Dividends paid

As of December 31, 2020, no dividends were paid.

As of December 31, 2020 and 2019 according to the current dividends policy, it is not required to recognize a minimum dividend provision. The ThU.S. $324,295 as of December 31, 2018 presented in the consolidated statements of changes in equity correspond to the minimum dividend provision recorded for the 2018 period.

The following are the dividends paid and the corresponding per share amounts during the periods 2019 and 2018:

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-08-2019
Amount of Dividend	ThU.S.$ 182,040
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$ 1.60870

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Interim Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	12-12-2018
Amount of Dividend	ThU.S.$ 142,256
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$ 1.25712

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-10-2018
Amount of Dividend	ThU.S.$113,773
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$ 1.00542

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

Reserves of cash flow hedges

The hedging reserve includes the cash flow hedge reserve and the costs of hedging reserve. The cash flow hedge reserve is used to recognise the effective portion of gains or losses on derivatives that are designated and qualify as cash flow hedges.

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

Other items in the Statements of Profit or Loss

The table below sets forth other income, other expenses, finance income, finance costs and share of profit (loss) of associates and joint ventures for the years ended December 31, 2020, 2019 and 2018 are as follows:

	January - December
	2020 ThU.S.$	2019 ThU.S.$	2018 ThU.S.$
Classes of Other Income
Other Income, Total	283,816	232,393	124,304
Gain from changes in fair value of biological assets (See note 20)	182,950	154,705	84,476
Net income from insurance compensation	3,007	2,098	1,788
Revenue from export promotion	951	1,185	3,570
Lease income	1,625	1,995	2,156
Gain on sales of assets	28,299	15,685	13,164
Access easement	14,020	296	260
Recovery on tax credits	23,372	—	—
Compensations received	964	1,210	4,554
Gain on sales of associates	—	40,842	—
Government subsidies	4,221	—	—
Other operating results (*)	24,407	14,377	14,336

Classes of Other Expenses by activity
Total of Other Expenses by activity	(182,883)	(203,698)	(95,880)
Depreciation	—	—	(523)
Legal expenses	(5,899)	(5,465)	(3,832)
Impairment provision for property, plant and equipment and others	(66,821)	(115,812)	(31,680)
Operating expenses related to staff restructuring or from plants stoppage or closed	(26,148)	(20,301)	(2,718)
Expenses related to projects	(15,791)	(13,407)	(15,497)
Loss of asset sales	(9,733)	(11,783)	(8,533)
Loss and repair of assets	(4,342)	(1,287)	(430)
Loss of forest due to fires	(21,530)	(7,541)	(2,584)
Other Taxes	(16,613)	(15,835)	(16,821)
Research and development expenses	(3,012)	(3,851)	(1,888)
Fines, readjustments and interests	(864)	(1,513)	(788)
Loss of tax credits	(1,069)	—	—
Other expenses	(11,061)	(6,903)	(10,586)

Classes of financing income
Financing income, total	29,449	32,582	20,895
Financial income from mutual funds - term deposits	16,099	21,841	13,177
Financial income resulting from swap - forward instruments	825	490	596
Other financial income	12,525	10,251	7,122

Classes of financing costs
Financing costs, Total	(268,179)	(273,639)	(214,779)
Interest expense, Banks loans	(28,869)	(34,576)	(29,320)
Interest expense, Bonds	(171,834)	(178,801)	(142,846)
Interest expense, other financial instruments	(30,083)	(28,326)	(18,716)
Interest expense for right of use	(9,404)	(11,436)	—
Other financial costs	(27,989)	(20,500)	(23,897)

Share of profit (loss) of associates and joint ventures accounted for using equity method
Total	2,317	7,775	17,246
Investments in associates	4,821	7,416	3,375
Joint ventures	(2,504)	359	13,871

(*) Other operating results includes extraction of sand and gravel from wharfage and indemnities, income from contributed assets (Inv. Agrícola El Paque SpA), income from adjustments and interests related to fines, among others.

The analysis of expenses by nature contained in these consolidated financial statements is presented below:

	January - December
Cost of sales (*)	2020 ThU.S.$	2019 ThU.S.$	2018 ThU.S.$
Timber	844,548	879,583	691,129
Forestry labor costs	467,595	547,749	672,233
Depreciation and amortization	412,750	409,442	377,557
Depreciation for right of use	57,785	64,434	—
Maintenance costs	225,691	294,853	280,715
Chemical costs	444,429	557,074	560,241
Sawmill Services	102,663	140,220	140,106
Other Raw Materials	212,872	236,250	228,701
Other Indirect costs	118,721	149,853	185,424
Energy and fuel	168,782	212,655	207,712
Cost of electricity	32,200	34,871	34,301
Wage and salaries	357,248	383,394	344,630
Total	3,445,284	3,910,378	3,722,749

(*) Total amount is composed of the cost of inventory sales for ThU.S.$ 3,381,372 (ThU.S.$ $ 3,838,433 and ThU.S.$ 3,662,348 at December 31, 2019 and 2018, respectively) and the cost of rendering services for ThU.S.$ 63,912 (ThU.S.$ 71,945 as of December 31, 2019).

	January - December
Distribution costs	2020 ThU.S.$	2019 ThU.S.$	2018 ThU.S.$
Selling costs	35,847	38,097	39,402
Commissions	13,846	13,573	14,629
Insurance	3,521	4,405	4,266
Provision for doubtful accounts	1,427	981	3,144
Other selling costs	17,053	19,138	17,363
Shipping and freight costs	499,857	548,776	517,403
Port services	41,731	36,145	28,064
Freights	414,153	472,542	440,886
Depreciation for right of use	1,664	1,792	—
Other shipping and freight costs (internment, warehousing, stowage, customs and other costs)	42,309	38,297	48,453
Total	535,704	586,873	556,805

	January – December
Administrative expenses	2020 ThU.S.$	2019 ThU.S.$	2018 ThU.S.$
Wages and salaries	210,708	229,224	247,927
Marketing, advertising, promotion and publications expenses	10,037	18,127	12,650
Insurances	23,297	19,825	15,538
Depreciation and amortization	33,753	29,412	27,879
Depreciation for right of use	8,006	10,775	—
Computer services	32,473	34,931	27,434
Lease rentals (offices, other property and vehicles)	5,282	7,038	14,249
Donations, contributions, scholarships	14,879	9,980	13,952
Fees (legal and technical advisors)	38,701	47,889	51,039
Property taxes, city permits and rights	19,206	16,371	17,645
Cleaning services, security services and transportation	28,108	22,959	24,089
Third-party variable services (maneuvers, logistics)	36,535	40,432	43,573
Basic services	8,788	9,537	9,467
Maintenance and repair	6,448	7,238	6,973
Seminars, courses, training materials	1,906	3,091	3,117
Other administration expenses (travels, clothing and safety equipment, environmental expenses, audits and others)	32,010	47,209	45,752
Total	510,137	554,038	561,284

NOTE 4. INVENTORIES

	12-31-2020	12-31-2019
Components of Inventory	ThU.S.$	ThU.S.$
Raw materials	83,267	129,004
Production supplies	129,065	128,229
Work in progress	64,449	69,760
Finished goods	460,419	532,200
Spare Parts	201,079	194,674
Total Inventories	938,279	1,053,867

Inventories recognized as cost of sales as of December 31, 2020 were ThU.S.$ 3,381,372 (ThU.S.$ 3,838,433 and ThU.S.$3,662,348 as of December 31, 2019 and 2018, respectively).

In order to have the inventories recorded at net realizable value as of December 31, 2020, a net increase of inventories was recognized associated with a lower provision of obsolescence of ThU.S.$ 21,580 (ThU.S.$ 26,877 and ThU.S.$2,038 as of December 31, 2019 and 2018, respectively). As of December 31, 2020, the amount of obsolescence provision is ThU.S.$31,600 (ThU.S.$ 53,180 as of December 31, 2019).

As of December 31, 2020, there were inventory write-offs of ThU.S.$804 (ThU.S.$ 1,734 and ThU.S.$6,760 as of December 31, 2019 and 2018, respectively) which are presented in the consolidated statements of profit or loss whithin Cost of sales.

The inventory obsolescence provision is calculated based on the sales conditions of products and age of inventory (inventory turnover).

As of the date of these consolidated financial statements, there are no inventories pledged as security to report.

NOTE 5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, bank checking account balances, time deposits and mutual funds. These are short-term highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

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

As of the date of these consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

	12-31-2020	12-31-2019
Components of Cash and Cash Equivalents	ThU.S.$	ThU.S.$
Cash on hand	99	177
Bank checking account balances	357,354	314,804
Time deposits	507,519	611,073
Mutual funds	199,742	633,958
Total	1,064,714	1,560,012

The risk classification of the Company’s mutual funds as of December 31, 2020 and 2019 is shown below.

	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$
AAAfm	137,534	624,534
No classification	62,208	9,424
Total Mutual Funds	199,742	633,958

Changes in Financial Liabilities

	12-31-2020
	Borrowings from banks	Hedging liabilities	Bonds and promissory notes	Other financial liabilities, Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance January 1	947,022	134,275	4,831,743	5,913,040
(+) Borrowing sobtained	412,077	—	—	412,077
(-) Borrowings paid	(257,551)	(37,127)	(225,796)	(520,474)
(-) Commissions paid	(9,113)	—	—	(9,113)
(-) Interest paid	(29,515)	(32,189)	(194,512)	(256,216)
(+) Accrued interest	26,174	33,613	204,678	264,465
(+/-) Inflation adjustment	51,510	—	83,809	135,319
(+/-) Changes in fair value	—	(58,898)	—	(58,898)
(+/-) Other non-cash movements	133,656	(14)	8,022	141,664
Closing balance	1,274,260	39,660	4,707,944	6,021,864

	12-31-2019
	Borrowings from banks	Hedging liabilities	Bonds and promissory notes	Other financial liabilities, Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance January 1	940,435	71,599	3,501,654	4,513,688
(+) Borrowings obtained	156,350	—	1,986,089	2,142.439
(-) Borrowings paid	(143,998)	(1,708)	(577,954)	(723,660)
(-) Commissions paid	(4,797)	—	(5,900)	(10,697)
(-) Interest paid	(36,902)	(27,756)	(188,748)	(253,406)
(+) Accrued interest	31,480	29,464	190,765	251,709
(+/-) Inflation adjustment	(125)	—	(66,385)	(66,510)
(+) Increase due to business combination	6,738	—	4,324	11,062
(+/-) Changes in fair value	—	62,676	—	62,676
(+/-) Other non-cash movements	(2,159)	—	(12,102)	(14,261)
Closing balance	947,022	134,275	4,831,743	5,913,040

	Lease liabilities
	12-31-2020	12-31-2019
	ThU.S.$	ThU.S.$
Opening balance January 1	271,025	68,187
Increase (decrease) for changes in accounting policies	—	249,317
Re-expressed opening balance	271,025	317,504
(-) Borrowings paid	(75,233)	(80,323)

(-) Interest paid	(9,428)	(10,905)
(+) Accrued interest	10,021	10,601
(+/-) Inflation adjustment	4,494	(9,339)
(+) Increase due to business combination	—	4,133
(+) Increase due to new leases liabilities	16,660	52,385
(+/-) Other non-cash movements	(5,784)	(13,031)
Closing balance	211,755	271,025

NOTE 6. INCOME TAXES

The tax rates applicable in the countries in which Arauco operates are 27% in Chile, 30% in Argentina and Mexico, 34% in Brazil, 25% in Uruguay and 21% in the United States (federal tax).

On December 29, 2017, Law No. 27,430 was enacted in the Official Gazette of Argentina, which amended several articles of the Income Tax Act. The most relevant amendments include the reduction of the federal income tax rate from 35% to 30% by 2018 and 2019 fiscal years, and 25% by 2020.

On March 25, 2019, the subsidiary Arauco Argentina S.A. chose to conduct the Tax Reappraisal set forth in Title X – Chapter 1 of Law No. 27,430. The option was exercised for all Properties, Plants and Equipments included in the category of amortizable movable assets, pursuant to the income tax law, which were adjusted to inflation using the coefficients published in such law for the purposes of calculating the aforementioned tax. The effect of the special tax in the presentation US$ 3 millions, which was paid in six instalments during year 2019. Additionally, the increase of the value of these tax assets, arising from this adjustment, generated a decrease of the liabilities for deferred taxes as of December 31, 2019 of approximately ThU.S.$12,629. Both the loss for the special tax as well as the profits for the decrease of the deferred tax, are shown in the Income tax line in period 2019.

Deferred Tax Assets

The following table sets forth the deferred tax assets as of the dates indicated:

	12-31-2020	12-31-2019
Deferred Tax Assets	ThU.S.$	ThU.S.$
Deferred tax Assets relating to Provisions	5,042	5,749
Deferred tax Assets relating to Accrued Liabilities	8,107	7,182
Deferred tax Assets relating to Post-Employment benefits	22,026	20,378
Deferred tax Assets relating to Property, Plant and equipment	24,397	16,609
Deferred tax Assets relating to Impairment provision	14,193	20,169
Deferred tax Assets relating to Financial Instruments	79,765	68,390
Deferred tax Assets relating to Tax Loss Carryforward	126,405	133,221
Deferred tax Assets relating to Inventories	7,964	12,460
Deferred tax Assets relating to Provisions for Income	7,905	6,631
Deferred tax Assets relating to Allowance for Doubtful Accounts	2,427	4,349
Deferred tax Assets relating to Intangible revaluation	3,713	6,044
Deferred tax Assets relating to tax credits	20,898	19,460
Deferred tax Assets relating to Other Deductible Temporary Differences	20,018	16,161
Total Deferred Tax Assets	342,860	336,803

Offsetting presentation	(336,819)	(330,736)

Net Effect	6,041	6,067

Certain subsidiaries of Arauco mainly in Chile, Brazil, Argentina and USA, as of the date of these consolidated financial statements, present tax losses for which we estimate that, given the projection of future profits, will allow the recovery of these assets. The total amount of these tax losses is ThU.S.$622,621 (ThU.S.$ 512,449 at December 31, 2019), which are mainly originated by operational and financial losses.

In addition, as of the closing date of these consolidated financial statements there are ThU.S.$152,898 (ThU.S.$ 188,474 at December 31, 2019) of non-recoverable tax losses from subsidiaries in USA and from companies in Uruguay as joint operations based on the participation of Arauco, for which deferred tax assets have not been recognized. The estimated recovery period exceeds the expiry date of such tax losses.

Deferred Tax Liabilities

The following table sets forth the deferred tax liabilities as of the dates indicated:

	12-31-2020	12-31-2019
Deferred Tax Liabilities	ThU.S.$	ThU.S.$
Deferred tax Liabilities relating to Property, Plant and Equipment	1,020,282	900,415
Deferred tax Liabilities relating to Financial Instruments	26,755	25,630
Deferred tax Liabilities relating to Biological Assets	644,348	642,221
Deferred tax Liabilities relating to Inventory	32,567	38,251
Deferred tax Liabilities relating to Prepaid Expenses	42,319	41,338
Deferred tax Liabilities relating to Intangible	14,826	17,942
Deferred tax Liabilities relating to Other Taxable Temporary Differences	19,608	25,126
Total Deferred Tax Liabilities	1,800,705	1,690,923

Offsetting presentation	(336,819)	(330,736)

Net Effect	1,463,886	1,360,187

The effect of changes in current and deferred tax liabilities related to financial hedging instruments corresponds to a credit of ThU.S.$13,546 as of December 31, 2020 (ThU.S.$1,686 as of December 31, 2019), which is presented net in Reserves for Cash Flow Hedges in the Consolidated Statement of Changes in Equity.

Reconciliation of deferred tax assets and liabilities

	Opening Balance 01-01-2020	Deferred tax Income (Expenses)	Deferred tax of items charged to other comprehensive income	Increase (decrease) Net exchange differences	Closing balance 12-31-2020
Deferred Tax Assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S$
Deferred tax Assets relating to Provisions	5,749	(267)	—	(440)	5,042
Deferred tax Assets relating to Accrued Liabilities	7,182	937	—	(12)	8,107
Deferred tax Assets relating to Post-Employment benefits	20,378	1,598	68	(18)	22,026
Deferred tax Assets relating to Property, Plant and equipment	16,609	7,788	—	—	24,397
Deferred tax Assets relating to Impairment provision	20,169	(4,598)	—	(1,378)	14,193
Deferred tax Assets relating to Financial Instruments	68,390	(1,641)	13,685	(669)	79,765
Deferred tax Assets relating to Tax Loss Carryforward	133,221	2,605	—	(9,421)	126,405
Deferred tax Assets relating to Inventories	12,460	(4,363)	—	(133)	7,964
Deferred tax Assets relating to Provisions for Income	6,631	1,295	—	(21)	7,905
Deferred tax Assets relating to Allowance for Doubtful Accounts	4,349	(1,545)	—	(377)	2,427
Deferred tax Assets relating to Intangible revaluation	6,044	(1,042)	—	(1,289)	3,713
Deferred tax Assets relating to tax credits	19,460	1,438	—	—	20,898
Deferred tax Assets relating to Other Deductible Temporary Differences	16,161	5,096	—	(1,239)	20,018
Total Deferred Tax Assets	336,803	7,301	13,753	(14,997)	342,860

	Opening Balance 01-01-2020	Deferred tax (Income) Expenses	Deferred tax of items charged to other comprehensive income	Increase (decrease) Net exchange differences	Closing balance 12-31-2020
Deferred Tax Liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S$
Deferred tax Liabilities relating to Property, Plant and Equipment	900,415	128,933	—	(9,066)	1,020,282
Deferred tax Liabilities relating to Financial Instruments	25,630	986	139	—	26,755
Deferred tax Liabilities relating to Biological Assets	642,221	20,239	—	(18,112)	644,348
Deferred tax Liabilities relating to Inventory	38,251	(5,711)	—	27	32,567
Deferred tax Liabilities relating to Prepaid Expenses	41,338	989	—	(8)	42,319
Deferred tax Liabilities relating to Intangible	17,942	(1,118)	—	(1,998)	14,826
Deferred tax Liabilities relating to Other Taxable Temporary Differences	25,126	(2,846)	—	(2,672)	19,608
Total Deferred Tax Liabilities	1,690,923	141,472	139	(31,829)	1,800,705

	Opening Balance 01-01-2019	Deferred tax Income (Expenses)	Deferred tax of items charged to other comprehensive income	Increase (decrease) through business combinations	Increase (decrease) Net exchange differences	Closing balance 12-31-2019
Deferred Tax Assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S$
Deferred tax Assets relating to Provisions	6,105	(517)	—	244	(83)	5,749
Deferred tax Assets relating to Accrued Liabilities	10,906	(3,921)	—	197	—	7,182
Deferred tax Assets relating to Post-Employment benefits	19,072	423	717	150	16	20,378
Deferred tax Assets relating to Property, Plant and equipment	10,125	6,484	—	—	—	16,609
Deferred tax Assets relating to Impairment provision	11,963	8,385	—	—	(179)	20,169
Deferred tax Assets relating to Financial Instruments	9,761	55,087	3,609	—	(67)	68,390
Deferred tax Assets relating to Tax Loss Carryforward	88,945	44,521	—	1,505	(1,750)	133,221
Deferred tax Assets relating to Inventories	5,532	6,288	—	279	361	12,460
Deferred tax Assets relating to Provisions for Income	7,443	(657)	—	112	(267)	6,631
Deferred tax Assets relating to Allowance for Doubtful Accounts	5,001	(645)	—	68	(75)	4,349
Deferred tax Assets relating to Intangible revaluation	7,651	(1,345)	—	—	(262)	6,044
Deferred tax Assets relating to tax credits	20,375	(915)	—	—	—	19,460
Deferred tax Assets relating to Other Deductible Temporary Differences	11,328	4,470	—	731	(368)	16,161
Total Deferred Tax Assets	214,207	117,658	4,326	3,286	(2,674)	336,803

	Opening Balance 01-01-2019	Deferred tax (Income) Expenses	Deferred tax of items charged to other comprehensive income	Increase (decrease) through business combinations	Increase (decrease) Net exchange differences	Closing balance 12-31-2019
Deferred Tax Liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S$
Deferred tax Liabilities relating to Property, Plant and Equipment	831,471	66,656	—	4,234	(1,946)	900,415
Deferred tax Liabilities relating to Financial Instruments	14,225	11,405	—	—	—	25,630
Deferred tax Liabilities relating to Biological Assets	661,582	(15,770)	—	—	(3,591)	642,221
Deferred tax Liabilities relating to Inventory	39,025	(774)	—	—	—	38,251
Deferred tax Liabilities relating to Prepaid Expenses	37,897	3,487	—	69	(115)	41,338
Deferred tax Liabilities relating to Intangible	20,240	(1,914)	—	—	(384)	17,942
Deferred tax Liabilities relating to Other Taxable Temporary Differences	22,790	2,905	—	182	(751)	25,126
Total Deferred Tax Liabilities	1,627,230	65,995	—	4,485	(6,787)	1,690,923

Temporary Differences

The following tables summarize the deductible and taxable temporary differences:

	12-31-2020		12-31-2019
	Deductible Difference	Taxable Difference	Deductible Difference	Taxable Difference
Detail of classes of Deferred Tax Temporary Differences	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred Tax Assets	216,455	—	203,582	—
Deferred Tax Assets - Tax loss carryforward	126,405	—	133,221	—
Deferred Tax Liabilities	—	1,800,705	—	1,690,923
Total	342,860	1,800,705	336,803	1,690,923

	January - December
	2020	2019	2018
Detail of Temporary Difference Income and Loss Amounts	ThU.S.$	ThU.S.$	ThU.S.$
Deferred Tax Assets	4,696	73,137	(23,331)
Deferred Tax Assets - Tax loss carryforward	2,605	44,521	53,103
Deferred Tax Liabilities	(141,472)	(65,995)	11,196
Total	(134,171)	51,663	40,968

Income Tax Expense

Income tax expense consists of the following:

	January - December
	2020	2019	2018
Income Tax composition	ThU.S.$	ThU.S.$	ThU.S.$
Current income tax expense	(80,501)	(54,194)	(270,252)
Tax benefit arising from tax credits used to reduce current tax expense	175,832	3,771	4,471
Prior period current income tax adjustments	653	(2,912)	(1,732)
Other current benefit tax (expenses)	(3,661)	1,137	(220)
Current Tax Expense, Net	92,323	(52,198)	(267,733)

Deferred tax expense relating to origination and reversal of temporary differences	(136,776)	7,142	(12,135)
Tax benefit arising from tax credits used to reduce deferred tax expense	2,605	44,521	53,103
Total deferred Tax benefit (expense), Net	(134,171)	51,663	40,968
Income Tax benefit (expense), Total	(41,848)	(535)	(226,765)

The following table presents the current income tax expense detailed by foreign and domestic (Chile) companies at December 31, 2020, 2019 and 2018:

	January - December
	2020	2019	2018
	ThU.S.$	ThU.S.$	ThU.S.$
Foreign current income tax expense	(1,568)	(11,774)	(35,442)
Domestic current income tax expense	93,891	(40,424)	(232,291)
Total current income tax expense	92,323	(52,198)	(267,733)

Foreign deferred tax benefit (expense)	(21,908)	32,243	19,940
Domestic deferred tax benefit (expense)	(112,263)	19,420	21,028
Total deferred tax benefit (expense)	(134,171)	51,663	40,968

Total tax benefit (expense)	(41,848)	(535)	(226,765)

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.

The reconciliation of income tax expense is as follows:

	January - December
	2020	2019	2018
Reconciliation of Income tax from Statutory Rate to Effective Tax Rate	ThU.S.$	ThU.S.$	ThU.S.$
Statutory domestic (Chile) income tax rate	27.0%	27.0%	27.0%
Tax Expense at statutory tax rate	(18,131)	(16,876)	(257,451)
Tax effect of foreign tax rates	(4,201)	1,120	3,464
Tax effect of revenues exempt from taxation	2,447	42,376	82,521
Tax effect of not deductible expenses	(35,725)	(40,552)	(53,510)
Tax rate effect of tax loss carry forwards	11,628	46	15
Tax effect of Previously Unrecognized Tax Benefit in the Statements of Profit or Loss	—	884	(91)
Tax effect of a new evaluation of assets for deferred not recognized taxes	826	12,865	—
Tax rate effect of adjustments for current tax of prior periods	653	(2,912)	(1,732)
Other tax rate effects	655	2,514	19
Total adjustments to tax expense at applicable tax rate	(23,717)	16,341	30,686
Tax benefit (expense) at effective tax rate	(41,848)	(535)	(226,765)

Current tax assets and liabilities

The current tax assets and liabilities balances are as follow:

	12-31-2020	12-31-2019
Current tax Assets	ThU.S.$	ThU.S.$
Monthly Provisional Payments (MPP)	17,540	190,169
Income tax receivable	298,093	27,628
Fixed assets tax credits	10	57
Provision tax income	(928)	(39,490)
Other tax receivables	6,015	21,589
Total	320,730	199,953

	12-31-2020	12-31-2019
Current tax Liabilities	ThU.S.$	ThU.S.$
Provision tax income (First category)	81,368	10,626
Monthly Provisional Payments (MPP)	(43,232)	(9,309)
Other tax payables	6,536	925
Total	44,672	2,242

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

Property, Plant and Equipment

Property, Plant and Equipment, Net	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$
Construction work in progress	1,944,578	1,128,431
Land	930,372	971,061
Buildings	2,248,784	2,247,996
Plant and equipment	3,026,136	3,139,761
Information technology equipment	26,166	20,906
Fixtures and fittings	16,627	13,421
Motor vehicles	15,055	14,922
Other property, plant and equipment	117,586	111,685
Total Net	8,325,304	7,648,183

Property, Plant and Equipment, Gross
Construction work in progress	1,944,578	1,128,431
Land	930,372	971,061
Buildings	4,420,293	4,268,590
Plant and equipment	7,027,942	7,004,549
Information technology equipment	102,632	91,585
Fixtures and fittings	50,209	45,703
Motor vehicles	59,515	56,771
Other property, plant and equipment	135,199	131,030
Total Gross	14,670,740	13,697,720

Accumulated depreciation and impairment
Buildings	(2,171,509)	(2,020,594)
Plant and equipment	(4,001,806)	(3,864,788)
Information technology equipment	(76,466)	(70,679)
Fixtures and fittings	(33,582)	(32,282)
Motor vehicles	(44,460)	(41,849)
Other property, plant and equipment	(17,613)	(19,345)
Total	(6,345,436)	(6,049,537)

Description of Property, Plant and Equipment Pledged as Security for Liabilities

As of December 31, 2020, there are no significant assets pledged as collateral to be disclosed in these consolidated financial statements

Disbursements commitments for the acquisition of property, plant and equipment and disbursements for property, plant and equipment under construction.

	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$
Amount committed for the acquisition of property, plant and equipment	542,230	1,200,111

Reconciliation of Property, Plant and Equipment

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment as of December 31, 2020 and 2019:

Reconciliation of Property, Plant and Equipment	Construction work in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipment ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2020	1,128,431	971,061	2,247,996	3,139,761	20,906	13,421	14,922	111,685	7,648,183
Changes
Additions	1,258,602	3,449	5,149	38,618	906	1,602	1,553	12,839	1,322,718
Disposals	—	(14,957)	(545)	(8,323)	(5)	(1)	(197)	(1,583)	(25,611)
Withdrawals	(418)	(782)	(1,540)	(3,986)	(97)	(30)	(6)	(46)	(6,905)
Depreciation	—	—	(139,971)	(286,740)	(6,572)	(3,009)	(4,325)	(1,149)	(441,766)
Impairment loss recognized in profit or loss	—	—	(22,176)	(36,032)	(480)	—	(107)	—	(58,795)
Increase (decrease) through net exchange differences	(4,102)	(28,405)	(21,954)	(55,349)	(288)	(190)	(309)	(4,709)	(115,306)
Increase (decrease) through transfers from construction in progress	(437,935)	6	181,825	235,776	11,796	4,834	3,149	549	—
Reclassification from lease to Property, plant and equipment	—	—	—	2,411	—	—	375	—	2,786
Total changes	816,147	(40,689)	788	(113,625)	5,260	3,206	133	5,901	677,121
Closing balance 12-31-2020	1,944,578	930,372	2,248,784	3,026,136	26,166	16,627	15,055	117,586	8,325,304

Reconciliation of Property, Plant and Equipment	Construction work in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipment ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2019	1,030,730	972,143	2,062,887	2,921,462	23,292	15,906	14,916	133,357	7,174,693
Increase (decrease) for changes in accounting policies	—	—	—	(55,015)	—	—	—	(17,237)	(72,252)
Restated opening balance	1,030,730	972,143	2,062,887	2,866,447	23,292	15,906	14,916	116,120	7,102,441
Changes
Additions	889,882	6,722	13,561	44,800	1,637	960	3,808	10,779	972,149
Acquisitions through business combinations	12,839	3,915	24,118	110,701	238	156	313	6,272	158,552
Disposals	—	(2,241)	(2,167)	(2,821)	(94)	(1)	(213)	(29)	(7,566)
Withdrawals	(6,992)	(3,442)	(3,435)	(23,231)	(2)	(1)	(36)	(13,202)	(50,341)
Depreciation	—	—	(130,454)	(297,332)	(6,426)	(2,722)	(4,111)	(1,180)	(442,225)
Impairment loss recognized in profit or loss	—	—	(15,398)	(60,219)	(337)	(14)	(74)	—	(76,042)
Increase (decrease) through net exchange differences	(1,066)	(7,530)	(479)	(1,347)	(74)	27	(31)	(918)	(11,418)
Reclassification to assets held for sale	—	—	—	990	—	—	—	—	990
Increase (decrease) through transfers from construction in progress	(796,962)	1,494	299,363	500,140	2,672	(890)	340	(6,157)	—
Reclassification from lease to Property, plant and equipment	—	—	—	1,633	—	—	10	—	1,643
Total changes	97,701	(1,082)	185,109	273,314	(2,386)	(2,485)	6	(4,435)	545,742
Closing balance 12-31-2019	1,128,431	971,061	2,247,996	3,139,761	20,906	13,421	14,922	111,685	7,648,183

The depreciation expense for the period ending December 31, 2020, 2019 and 2018 is as follows:

	January-December
Depreciation for the year	2020 ThU.S.$	2019 ThU.S.$	2018 ThU.S.$
Cost of sales	412,750	409,442	377,557
Administrative expenses	18,192	16,275	15,530
Other expenses	2,054	3,525	1,986
Total	432,996	429,242	395,073

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

NOTE 8. LEASES

Arauco acting as lessee

In the application of IFRS 16, Arauco chose not to apply the requirements to recognize a liability and an asset for right of use for leases which term ends within 12 months from January 1, 2019 and for leases in which the underlying asset is of low value ThU.S.$ 5,000.

Lease liabilities and their maturity are presented in Notes 11 and 23.

Right of use assets

	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$
Property, Plant and Equipment by right of use, Net

Land	60,761	67,804
Buildings	19,954	25,940
Plant and equipment	24,035	44,753
Information technology equipment	380	574
Fixtures and fittings	698	1,138
Motor vehicles	92,951	126,587
Other property, plant and equipment	20,355	17,583
Total Net	219,134	284,379

Property, Plant and Equipment by right of use, Gross

Land	74,047	75,403
Buildings	30,443	32,266
Plant and equipment	67,662	71,394
Information technology equipment	798	757
Fixtures and fittings	1,636	1,595
Motor vehicles	168,808	164,683
Other property, plant and equipment	21,574	19,580
Total Gross	364,968	365,678

Accumulated depreciation and impairment by right of use

Land	(13,286)	(7,599)
Buildings	(10,489)	(6,326)
Plant and equipment	(43,627)	(26,641)
Information technology equipment	(418)	(183)
Fixtures and fittings	(938)	(457)
Motor vehicles	(75,857)	(38,096)
Other property, plant and equipment	(1,219)	(1,997)
Total	(145,834)	(81,299)

Reconciliation of Property, Plant and Equipment by Right of Use

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment by right of use as of December 31, 2020 and 2019:

Reconciliation of Property, Plant and Equipment by right of use	Land ThU.S.$	Buildings ThU.S.$	Plant and equipment ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2020	67,804	25,940	44,753	574	1,138	126,587	17,583	284,379
Changes
Additions	5,443	1,601	—	203	—	5,663	3,750	16,660
Withdrawals	(474)	(33)	(5,087)	—	—	(862)	(435)	(6,891)
Depreciation	(7,032)	(6,224)	(17,455)	(270)	(481)	(38,885)	(2,802)	(73,149)
Increase (decrease) through net exchange differences	(4,980)	200	540	(63)	41	(297)	—	(4,559)
Increase (decrease) through others	—	(1,530)	1,284	(64)	—	745	5,045	5,480
Reclassification from lease to Property, plant and equipment	—	—	—	—	—	—	(2,786)	(2,786)
Total changes	(7,043)	(5,986)	(20,718)	(194)	(440)	(33,636)	2,772	(65,245)
Closing balance 12-31-2020	60,761	19,954	24,035	380	698	92,951	20,355	219,134

Reconciliation of Property, Plant and Equipment by right of use	Land ThU.S.$	Buildings ThU.S.$	Plant and equipment ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2019	—	—	—	—	—	—	—	—
Increase (decrease) for changes in accounting policies	65,363	20,865	76,258	310	—	144,304	17,237	324,337
Restated opening balance	65,363	20,865	76,258	310	—	144,304	17,237	324,337
Changes
Additions	8,668	10,580	5,817	449	1,595	20,531	4,745	52,385
Business combination	906	1,129	3,257	—	—	290	—	5,582
Withdrawals	—	—	(13,750)	—	—	—	—	(13,750)
Depreciation	(7,599)	(6,326)	(26,641)	(183)	(457)	(38,096)	(2,756)	(82,058)
Increase (decrease) through net exchange differences	466	(216)	137	(2)	—	(131)	—	254
Increase (decrease) through others	—	(92)	(325)	—	—	(311)	—	(728)
Reclassification from lease to Property, plant and equipment	—	—	—	—	—	—	(1,643)	(1,643)
Total changes	2,441	5,075	(31,505)	264	1,138	(17,717)	346	(39,958)
Closing balance 12-31-2019	67,804	25,940	44,753	574	1,138	126,587	17,583	284,379

The depreciation expense for the period ending December 31, 2020 and 2019 Property, Plant and Equipment by right of use is as follows:

Depreciation for the period	January - December
	2020 ThU.S.$	2019 ThU.S.$
Cost of sales	57,785	64,434
Distribution costs	1,664	1,792
Administrative expenses	8,006	10,775
Total	67,455	77,001

Additionally, Arauco has recognized directly in the consolidated statement of profit or loss, the following leases excluded from Right of use assets:

	January - December
	2020 ThU.S.$	2019 ThU.S.$

Expenses from payments of variable leases	142,063	182,943
Expenses from low value leases	3,758	6,787
Expenses from short-term leases	28,120	32,083
Total	173,942	221,813

Arauco acting as lessor

IFRS 16 substantially maintains the accounting requirements of the lessor of IAS 17. Consequently, Arauco has continued to classify its leases as operating or financial.

Reconciliation of Financial Lease Minimum Payments:

	12-31-2020
Periods	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Less than one year	121	12	109
Between one and five years	26	—	56
More than five years	—	—	—
Total	147	12	135

	12-31-2019
Periods	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Less than one year	960	48	912
Between one and five years	200	—	200
More than five years	—	—	—
Total	1,160	48	1,112

Financial lease receivables are presented in the consolidated statements of financial position in line items “Trade and other current receivable” and “Trade and other non-current receivable” depending on their maturities stated above.

Arauco accounts for its lease contracts as financial leases. These lease contracts are for a term of less than five-years at market interest rates and leased assets are forestry machinery and equipment. They also include an early termination option, under general and special conditions stipulated in each contract.

Arauco holds leases as lessee and lessor, described in the previous tables, for which there are no impairment contingent payments or restrictions to report.

NOTE 9. REVENUE

	January - December
Classes of revenue	2020 ThU.S.$	2019 ThU.S.$	2018 ThU.S.$
Revenue from sales of goods	4,662,312	5,245,489	5,857,584
Revenue from rendering of services	70,557	83,725	97,249
Total	4,732,869	5,329,214	5,954,833

The reportable segments revenues by business area and by geographical area are presented in Note 24.

NOTE 10. EMPLOYEE BENEFITS

Classes of Benefits and Expenses by Employee

	2020 ThU.S.$	2019 ThU.S.$	2018 ThU.S.$
Employee expenses	598,070	647,280	627,614
Wages and salaries	577,634	628,093	602,936
Severance indemnities	20,436	19,187	24,678

	2020	2019	2018
Discount rate	1.81%	1.81%	2.82%
Inflation	3.00%	3.00%	3.00%
Annual rate of wage growth	5.22%	5.22%	5.22%
Mortality rate (1)	RV-2014	RV-2014	RV-2014

(1)

For the purposes of determining the technical reserves, Chilean annuity providers are required by law to utilize the mortality tables specified by the SVS (currently Chilean Commission for the Financial Market). The most recent table is the RV-2014, which is based on Chilean pensioner experience from 2006-2013 (SP & SVS, 2013). The mortality tables distinguish between males and females.

Sensitivities to assumptions	2020 ThU.S.$
Discount rate
Increase in 100 bps	(6,408)
Decrease in 100 bps	7,033

Wage growth rates
Increase in 100 bps	6,511
Decrease in 100 bps	(5,651)

The following tables set forth the balances and the reconciliation of the present value of severance indemnities obligations as of December 31, 2020 and 2019:

	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$
Current	6,786	5,965
Non-current	74,609	69,464
Total	81,395	75,429

Reconciliation of the present value of severance indemnities obligations	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$
Opening balance	75,429	70,551
Business combinations	—	462
Current service cost	6,298	5,884
Interest cost	3,802	3,855
(Gains) losses from changes in actuarial assumptions	159	6,095
Actuarial gains and losses arising from experience	124	(3,440)
Benefits paid	(8,323)	(3,028)
Increase (decrease) for foreign currency exchange rates changes	3,906	(4,950)
Closing balance	81,395	75,429

NOTE 11. BALANCES IN FOREIGN CURRENCY AND FOREIGN CURRENCY EXCHANGE RATE IMPACT IN PROFIT OR LOSS.

December 31, 2020	U.S Dollar ThU.S.$	Euros ThU.S.$	Brazilian Real ThU.S.$	Argentine Pesos ThU.S.$	Mexican Pesos ThU.S.$	Other currencies ThU.S.$	Chilean Pesos ThU.S.$	U.F. ThU.S.$	Total ThU.S.$
Assets
Current Assets
Cash and Cash Equivalents	773,822	3,891	127,459	62,149	43,049	5,334	49,010	—	1,064,714
Other current financial assets	1,763	—	—	—	—	—	—	—	1,763
Other current non-financial assets	19,802	92	28,253	5,886	572	6,147	107,845	—	168,597
Trade and other current receivables	542,296	10,448	38,362	9,757	30,856	5,999	96,847	2,816	737,381
Accounts receivable due from related companies	369	—	829	—	—	—	5,076	—	6,274
Current Inventories	847,161	—	63,935	—	27,183	—	—	—	938,279
Current biological assets	246,637	—	56,073	—	—	—	—	—	302,710
Current tax assets	29,069	752	2,384	1,732	3,471	667	282,655	—	320,730
Non-current assets or disposal groups classified as held for sale	2,460,919	15,183	317,295	79,524	105,131	18,147	541,433	2,816	3,540,448
Non-current assets or disposal groups classified as held for sale	3,815	—	15	—	47	—	—	—	3,877

Total Current Assets	2,464,734	15,183	317,310	79,524	105,178	18,147	541,433	2,816	3,544,325

Non-Current Assets
Other non-current financial assets	28,982	—	—	—	—	—	—	—	28,982
Other non-current non-financial assets	1,739	—	17,346	431	692	102	92,904	—	113,214
Trade and other non-current receivables	13,637	—	40	—	—	—	2,859	70	16,606
Investments accounted for using equity method	78,108	184,191	32,402	—	—	—	22,238	—	316,939
Intangible assets other than goodwill	95,231	—	1,675	—	22	—	5,162	—	102,090
Goodwill	42,210	—	17,357	—	—	—	—	—	59,567
Property, plant and equipment	7,838,893	—	349,877	—	136,188	—	346	—	8,325,304
Right of use assets	190,252	—	28,882	—	—	—	—	—	219,134
Non-current biological assets	3,038,157	—	257,960	—	—	—	—	—	3,296,117
Deferred tax assets	4,449	—	1,168	—	424	—	—	—	6,041

Total Non-Current Assets	11,331,658	184,191	706,707	431	137,326	102	123,509	70	12,483,994

Total Assets	13,796,392	199,374	1,024,017	79,955	242,504	18,249	664,942	2,886	16,028,319

December 31, 2020	U.S Dollar ThU.S.$	Euros ThU.S.$	Brazilian Real ThU.S.$	Argentine Pesos ThU.S.$	Mexican Pesos ThU.S.$	Other currencies ThU.S.$	Chilean Pesos ThU.S.$	U.F. ThU.S.$	Total ThU.S.$
Liabilities
Current Liabilities
Other current financial liabilities	230,230	32,697	753	—	—	—	—	43,456	307,136
Current lease liabilities	13,687	84	3,292	—	426	148	32,554	13,449	63,640
Trade and other current payables	153,860	11,924	80,607	11,336	26,400	7,485	298,908	35,984	626,504
Accounts payable to related companies	236	—	—	—	—	—	3,503	—	3,739
Other current provisions	386	—	—	—	—	—	—	—	386
Current tax liabilities	152	—	5,298	—	190	24	39,008	—	44,672
Current provisions for employee benefits	—	—	—	—	—	—	6,786	—	6,786
Other current non-financial liabilities	6,616	58	25,726	4,118	2,382	1,319	4,511	—	44,730

Total Liabilities, current	405,167	44,763	115,676	15,454	29,398	8,976	385,270	92,889	1,097,593

Non-Current Liabilities
Other non-current financial liabilities	4,070,126	498,484	657	—	—	—	—	1,145,461	5,714,728
Non-current lease liabilities	74,135	230	14,833	—	218	171	44,604	13,924	148,115
Other non-current provisions	—	—	4,238	26,212	—	—	—	—	30,450
Deferred tax liabilities	1,388,713	—	68,788	—	6,385	—	—	—	1,463,886
Non-current provisions for employee benefits	—	—	—	—	1,069	—	73,540	—	74,609
Other non-current non-financial liabilities	29	—	83,249	14	—	—	11	—	83,303

Total non-current liabilities	5,533,003	498,714	171,765	26,226	7,672	171	118,155	1,159,385	7,515,091

									—

Total Liabilities	5,938,170	543,477	287,441	41,680	37,070	9,147	503,425	1,252,274	8,612,684

December 31, 2019	U.S Dollar ThU.S.$	Euros ThU.S.$	Brazilian Real ThU.S.$	Argentine Pesos ThU.S.$	Mexican Pesos ThU.S.$	Other currencies ThU.S.$	Chilean Pesos ThU.S.$	U.F. ThU.S.$	Total ThU.S.$
Assets
Current Assets
Cash and Cash Equivalents	1,412,688	2,264	50,868	11,292	13,684	6,756	62,460	—	1,560,012
Other current financial assets	3,370	—	—	—	—	—	—	—	3,370
Other current non-financial assets	24,554	95	15,134	8,014	1,244	6,742	118,327	—	174,110
Trade and other current receivables	435,663	8,483	56,039	11,218	33,981	7,287	86,954	2,690	642,315
Accounts receivable due from related companies	1,319	—	197	—	—	—	15,512	498	17,526
Current Inventories	931,619	—	90,362	—	31,886	—	—	—	1,053,867
Current biological assets	209,844	—	65,948	—	—	—	—	—	275,792
Current tax assets	7,955	234	9,246	2,908	2,936	2,658	174,016	—	199,953
Non-current assets or disposal groups classified as held for sale	3,027,012	11,076	287,794	33,432	83,731	23,443	457,269	3,188	3,926,945
Non-current assets or disposal groups classified as held for sale	3,814	—	572	—	50	—	—	—	4,436

Total Current Assets	3,030,826	11,076	288,366	33,432	83,781	23,443	457,269	3,188	3,931,381

Non-Current Assets
Other non-current financial assets	9,395	—	—	—	—	—	—	—	9,395
Other non-current non-financial assets	1,889	—	10,962	1,054	884	90	97,535	—	112,414
Trade and other non-current receivables	3,691	—	351	—	—	—	2,983	2,431	9,456
Investments accounted for using equity method	77,725	168,880	41,811	—	—	—	4,702	—	293,118
Intangible assets other than goodwill	104,165	—	1,992	—	95	—	—	—	106,252
Goodwill	43,373	—	22,378	—	—	—	—	—	65,751
Property, plant and equipment	7,024,518	—	471,620	—	151,692	—	353	—	7,648,183
Right of use assets	256,524	—	27,855	—	—	—	—	—	284,379
Non-current biological assets	3,021,411	—	372,223	—	—	—	—	—	3,393,634
Deferred tax assets	5,897	—	—	—	170	—	—	—	6,067

Total Non-Current Assets	10,548,589	168,880	949,191	1,054	152,841	90	105,573	2,431	11,928,649

Total Assets	13,579,415	179,956	1,237,557	34,486	236,622	23,533	562,842	5,619	15,860,030

December 31, 2019	U.S Dollar ThU.S.$	Euros ThU.S.$	Brazilian Real ThU.S.$	Argentine Pesos ThU.S.$	Mexican Pesos ThU.S.$	Other currencies ThU.S.$	Chilean Pesos ThU.S.$	U.F. ThU.S.$	Total ThU.S.$
Liabilities
Current Liabilities
Other current financial liabilities	215,453	41	4,391	—	—	—	—	240,961	460,846
Current lease liabilities	7,357	52	6,108	—	2,361	117	33,575	19,638	69,208
Trade and other current payables	155,524	20,414	70,259	14,365	22,272	10,322	348,155	31,746	673,057
Accounts payable to related companies	454	—	—	—	—	—	8,426	—	8,880
Other current provisions	444	—	—	—	815	—	—	—	1,259
Current tax liabilities	1,784	—	—	—	246	—	212	—	2,242
Current provisions for employee benefits	—	—	—	—	—	—	5,965	—	5,965
Other current non-financial liabilities	7,353	59	20,022	3,128	2,711	2,335	4,457	—	40,065

Total Liabilities, current	388,369	20,566	100,780	17,493	28,405	12,774	400,790	292,345	1,261,522

Non-Current Liabilities
Other non-current financial liabilities	4,245,493	116,218	1,791	—	—	—	—	1,088,692	5,452,194
Non-current lease liabilities	76,228	—	22,299	—	7,664	160	73,471	21,995	201,817
Other non-current payables	2,230	—	—	—	—	—	—	—	2,230
Other non-current provisions	12	—	5,226	26,527	—	—	—	—	31,765
Deferred tax liabilities	1,271,282	—	84,420	—	4,485	—	—	—	1,360,187
Non-current provisions for employee benefits	836	—	—	—	285	—	68,343	—	69,464
Other non-current non-financial liabilities	24	—	111,380	19	—	—	13	—	111,436

Total non-current liabilities	5,596,105	116,218	225,116	26,546	12,434	160	141,827	1,110,687	7,229,093

									—

Total Liabilities	5,984,474	136,784	325,896	44,039	40,839	12,934	542,617	1,403,032	8,490,615

	12-31-2020			12-31-2019
	Up to 90 days ThU.S.$	From 91 days to 1 year ThU.S.$	Total ThU.S.$	Up to 90 days ThU.S.$	From 91 days to 1 year ThU.S.$	Total ThU.S.$
Total Liabilities, current	765,176	332,417	1,097,593	844,866	416,657	1,261,523

Other current financial liabilities	63,605	243,531	307,136	93,182	367,664	460,846
U.S Dollar	63,509	166,721	230,230	89,688	125,765	215,453
Euros	—	32,697	32,697	—	41	41
Brazilian Real	96	657	753	1,462	2,929	4,391
U.F.	—	43,456	43,456	2,032	238,929	240,961
	—
Bank Loans	30,774	184,660	215,434	69,971	113,334	183,305
U.S Dollar	30,678	151,306	181,984	68,509	110,364	178,873
Euros	—	32,697	32,697	—	41	41
Brazilian Real	96	657	753	1,462	2,929	4,391
Other Loans	32,831	58,871	91,702	23,211	254,330	277,541
U.S Dollar	32,831	15,415	48,246	21,179	15,401	36,580
U.F.	—	43,456	43,456	2,032	238,929	240,961

Current lease liabilities	18,631	45,009	63,640	21,518	47,690	69,208
U.S Dollar	4,675	9,012	13,687	4,570	2,787	7,357
Euros	23	61	84	24	28	52
Brazilian Real	823	2,469	3,292	1,644	4,464	6,108
Mexican Pesos	293	133	426	1,235	1,126	2,361
Other currencies	37	111	148	26	91	117
Chilean Pesos	8,578	23,976	32,554	8,313	25,262	33,575
U.F.	4,202	9,247	13,449	5,706	13,932	19,638

Trade and other current payables	585,428	41,076	626,504	672,809	248	673,057
U.S Dollar	153,856	4	153,860	155,501	23	155,524
Euros	11,924	—	11,924	20,414	—	20,414
Brazilian Real	39,596	41,011	80,607	70,140	119	70,259
Argentine Pesos	11,336	—	11,336	14,365	—	14,365
Mexican Pesos	26,339	61	26,400	22,166	106	22,272
Other currencies	7,485	—	7,485	10,322	—	10,322
Chilean Pesos	298,908	—	298,908	348,155	—	348,155
U.F.	35,984	—	35,984	31,746	—	31,746

Accounts payable to related companies	3,739	—	3,739	8,880	—	8,880
U.S Dollar	236	—	236	454	—	454
Chilean Pesos	3,503	—	3,503	8,426	—	8,426

Other current provisions	384	2	386	444	815	1,259
U.S Dollar	384	2	386	444	—	444
Mexican Pesos	—	—	—	—	815	815

Current tax liabilities	42,580	2,092	44,672	2,031	211	2,242
U.S Dollar	152	—	152	1,784	—	1,784
Brazilian Real	5,298	—	5,298	—	—	—
Mexican Pesos	190	—	190	246	—	246
Other currencies	24	—	24	—	—	—
Chilean Pesos	36,916	2,092	39,008	1	211	212

Current provisions for employee benefits	6,079	707	6,786	5,938	27	5,965
Chilean Pesos	6,079	707	6,786	5,938	27	5,965

Other current non-financial liabilities	44,730	—	44,730	40,063	2	40,065
U.S Dollar	6,616	—	6,616	7,353	—	7,353
Euros	58	—	58	59	—	59
Brazilian Real	25,726	—	25,726	20,022	—	20,022
Argentine Pesos	4,118	—	4,118	3,128	—	3,128
Mexican Pesos	2,382	—	2,382	2,711	—	2,711
Other currencies	1,319	—	1,319	2,335	—	2,335
Chilean Pesos	4,511	—	4,511	4,455	2	4,457

	12-31-2020				12-31-2019
	From 13 months to 3 years ThU.S.$	From 3 years to 5 years ThU.S.$	More than 5 years ThU.S.$	Total ThU.S.$	From 13 months to 3 years ThU.S.$	From 3 years to 5 years ThU.S.$	More than 5 years ThU.S.$	Total ThU.S.$
Total non-current liabilities	1,789,289	971,281	4,754,521	7,515,091	1,534,114	1,169,993	4,524,986	7,229,093

Other non-current financial liabilities	726,207	919,591	4,068,930	5,714,728	531,475	1,080,656	3,840,063	5,452,194
U.S Dollar	515,400	706,525	2,848,201	4,070,126	432,496	968,514	2,844,483	4,245,493
Euros	122,891	125,247	250,346	498,484	22,236	29,648	64,334	116,218
Brazilian Real	657	—	—	657	1,791	—	—	1,791
U.F.	87,259	87,819	970,383	1,145,461	74,952	82,494	931,246	1,088,692

Bank Loans	473,233	335,247	250,346	1,058,826	196,611	502,772	64,334	763,717
U.S Dollar	349,685	210,000	—	559,685	172,584	473,124	—	645,708
Euros	122,891	125,247	250,346	498,484	22,236	29,648	64,334	116,218
Brazilian Real	657	—	—	657	1,791	—	—	1,791

Other Loans	252,974	584,344	3,818,584	4,655,902	334,865	577,884	3,775,728	4,688,477
U.S Dollar	165,715	496,525	2,848,201	3,510,441	259,913	495,390	2,844,482	3,599,785
U.F.	87,259	87,819	970,383	1,145,461	74,952	82,494	931,246	1,088,692

Non-current lease liabilities	85,964	21,906	40,245	148,115	117,608	46,408	37,801	201,817
U.S Dollar	22,935	15,787	35,413	74,135	27,570	21,621	27,037	76,228
Euros	168	62	—	230
Brazilian Real	5,452	4,842	4,539	14,833	6,970	6,336	8,993	22,299
Mexican Pesos	218	—	—	218	3,546	3,296	822	7,664
Other currencies	141	30	—	171	160	—	—	160
Chilean Pesos	44,604	—	—	44,604	61,283	12,072	116	73,471
U.F.	12,446	1,185	293	13,924	18,079	3,083	833	21,995

Other non-current payables	—	—	—	—	2,230	—	—	2,230
U.S Dollar	—	—	—	—	2,230	—	—	2,230

Other non-current provisions	30,450	—	—	30,450	31,765	—	—	31,765
U.S Dollar	—	—	—	—	12	—	—	12
Brazilian Real	4,238	—	—	4,238	5,226	—	—	5,226
Argentine Pesos	26,212	—	—	26,212	26,527	—	—	26,527

Deferred tax liabilities	840,171	—	623,715	1,463,886	741,164	7,254	611,769	1,360,187
U.S Dollar	764,998	—	623,715	1,388,713	659,513	—	611,769	1,271,282
Brazilian Real	68,788	—	—	68,788	77,166	7,254	—	84,420
Mexican Pesos	6,385	—	—	6,385	4,485	—	—	4,485

Non-current provisions for employee benefits	74,336	273	—	74,609	69,464	—	—	69,464
U.S Dollar	—	—	—	—	836	—	—	836
Mexican Pesos	796	273	—	1,069	285	—	—	285
Chilean Pesos	73,540	—	—	73,540	68,343	—	—	68,343

Other non-current non-financial liabilities	32,161	29,511	21,631	83,303	40,407	35,675	35,354	111,436
U.S Dollar	29	—	—	29	24	—	—	24
Brazilian Real	32,107	29,511	21,631	83,249	40,351	35,675	35,354	111,380
Argentine Pesos	14	—	—	14	19	—	—	19
Chilean Pesos	11	—	—	11	13	—	—	13

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. Dollar as follows:

Subsidiary	Country	Functional Currency
Arauco Canada Ltd.	Canada	Canadian Dollar
Arauco do Brasil S.A.	Brazil	Brazilian Real
Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real
Arauco Forest Brasil S.A.	Brazil	Brazilian Real
Arauco Industria de Mexico, S.A. de C.V.	Mexico	Mexican pesos
Arauco Industria de Paineis S.A.	Brazil	Brazilian Real
Arauco Quimica S.A. de C.V.	Mexico	Mexican pesos
Arauco Serviquimex, S.A. de C.V.	Mexico	Mexican pesos
Araucomex Servicios, S.A. de C.V.	Mexico	Mexican pesos
Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real
Leasing Forestal S.A.	Argentina	Argentine pesos
Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real
Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian Real
ODD Industries SpA	Chile	Chilean pesos
Tablered Araucomex, S.A. de C.V.	Mexico	Mexican pesos

The table below shows a detail per company of the effect in the period of the Reserve of Exchange Differences on translation:

	January - December
	2020 ThU.S.$	2019 ThU.S.$	2018 ThU.S.$
Arauco do Brasil S.A.	(90,528)	(15,961)	(70,685)
Arauco Forest Brasil S.A.	(84,241)	(14,407)	(65,196)
Arauco Florestal Arapoti S.A.	(18,015)	(3,543)	(17,007)
Sonae Arauco S.A.	15,880	(3,759)	(9,811)
Arauco Argentina S.A.	(1)	(219)	(7,584)
Arauco Canada Ltd.	6,636	5,842	(7,879)
Arauco Industria México S.A. de C.V.	(10,052)	3,148	—
Others	1,388	(1,093)	(2,461)

Total reserve of exchange differences on translation	(178,933)	(29,992)	(180,623)

Effect of foreign exchange rates changes

	January-December
	2020 ThU.S.$	2019 ThU.S.$	2018 ThU.S.$
Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	(26,752)	(30,330)	(26,470)

Reserve of exchange differences on translation (with Non-controlling interests)	(183,419)	(30,971)	(184,876)

NOTE 12. BORROWING COSTS

Arauco capitalizes interest at effective rate on current investment projects.

At the date of issuance of these consolidated financial statements, Arauco has capitalized financial interest related to the modernization and extension of Planta Arauco (MAPA) project in Chile and to the Grayling project in the United States.

	January - December
	2020 ThU.S.$	2019 ThU.S.$
Property, plant and equipment capitalized cost
Property, plant and equipment capitalized interest cost rate	4.61%	4.46%
Amount of the capitalized interest cost, property, plant and equipment	40,530	24,767

NOTE 13. RELATED PARTIES

Related Party Disclosures

Related parties are those entities defined in IAS 24 and under the rules of the Chilean Commission for the Financial Market and the Chilean Corporations Law.

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

As of the date of these consolidated financial statements, there are neither provisions for accounts of doubtful collection nor any guarantees granted or received related to the balances with related parties.

Name of Group’s Main Shareholders

The ultimate shareholders of Arauco, direct and indirectly, are Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi.

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

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Transactions carried out with related parties are intended to contribute to the corporate interest, are adjusted in price, terms and conditions to those prevailing in the market at the time of approval, and meet the requirements and procedures set forth in the law.

The table below sets forth information about the Relationship between the Parent Company and its Subsidiaries

				% Ownership interest 12-31-2020			% Ownership interest 12-31-2019
ID N°	Company Name	Country	Functional Currency	Direct	Indirect	Total	Direct	Indirect	Total
—	Agenciamiento y Servicios Profesionales S.A.	Mexico	U.S. Dollar	0,0020	99,9970	99,9990	0,0020	99,9970	99,9990
—	Arauco Argentina S.A.	Argentina	U.S. Dollar	9,9707	90,0093	99,9800	9,9753	90,0048	99,9801
—	Arauco Australia Pty Ltd.	Australia	U.S. Dollar	—	99,9990	99,9990	—	99,9990	99,9990
96547510-9	Arauco Bioenergía S.A.	Chile	U.S. Dollar	98,0000	1,9999	99,9999	98,0000	1,9999	99,9999
—	Arauco Canada Ltd.	Canada	Canadian Dollar	—	99,9990	99,9990	—	99,9990	99,9990
—	Arauco Colombia S.A.	Colombia	U.S. Dollar	1,4778	98,5204	99,9982	1,4778	98,5204	99,9982
—	Arauco do Brasil S.A.	Brazil	Brazilian Real	1,0681	98,9309	99,9990	1,0681	98,9309	99,9990
—	Arauco Europe Cooperatief U.A.	Netherlands	U.S. Dollar	0,5215	99,4775	99,9990	0,5493	99,4497	99,9990
—	Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real	—	79,9992	79,9992	—	79,9992	79,9992
—	Arauco Forest Brasil S.A.	Brazil	Brazilian Real	10,0809	89,9182	99,9991	10,0809	89,9182	99,9991
—	Arauco Industria de México, S.A.de C.V.	Mexico	Mexican pesos	—	99,9990	99,9990	—	99,9990	99,9990
—	Arauco Industria de Paineis Ltda.	Brazil	Brazilian Real	—	99,9990	99,9990	—	99,9990	99,9990
—	Arauco Middle East DMCC	Dubai	U.S. Dollar	—	99,9990	99,9990	—	99,9990	99,9990
—	Arauco North America, Inc.	United States	U.S. Dollar	0,0001	99,9989	99,9990	0,0001	99,9989	99,9990
76620842-8	Arauco Nutrientes Naturales SPA	Chile	U.S. Dollar	—	99,9484	99,9484	—	99,9484	99,9484
—	Arauco Perú S.A.	Perú	U.S. Dollar	0,0013	99,9977	99,9990	0,0013	99,9977	99,9990
—	Arauco Química S.A. de C.V.	Mexico	Mexican pesos	—	99,9990	99,9990	—	99,9990	99,9990
—	Arauco Serviquimex, S.A. de C.V.	Mexico	Mexican pesos	—	99,9990	99,9990	—	99,9990	99,9990
—	Arauco Wood (China) Company Limited	China	U.S. Dollar	—	99,9990	99,9990	—	99,9990	99,9990
—	Araucomex S.A. de C.V.	Mexico	U.S. Dollar	0,0005	99,9985	99,9990	0,0005	99,9985	99,9990
—	Araucomex Servicios, S.A. de C.V.	Mexico	Mexican pesos	—	99,9990	99,9990	—	99,9990	99,9990
96657900-5	Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos	—	57,0831	57,0831	—	57,0831	57,0831
—	Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real	—	99,9985	99,9985	—	99,9985	99,9985
85805200-9	Forestal Arauco S.A.	Chile	U.S. Dollar	99,9484	—	99,9484	99,9484	—	99,9484
93838000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	—	98,5683	98,5683	—	98,5676	98,5676
78049140-K	Forestal Los Lagos S.A.	Chile	U.S. Dollar	—	79,9587	79,9587	—	79,9587	79,9587
—	Forestal Nuestra Señora del Carmen S.A.	Argentina	Argentine pesos	—	—	—	—	99,9805	99,9805
—	Forestal Talavera S.A.	Argentina	Argentine pesos	—	—	—	—	99,9942	99,9942
—	Greenagro S.A.	Argentina	Argentine pesos	—	—	—	—	97,9805	97,9805
96563550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98,0186	1,9804	99,9990	98,0186	1,9804	99,9990
79990550-7	Investigaciones Forestales Bioforest S.A.	Chile	U.S. Dollar	1,0000	98,9489	99,9489	1,0000	98,9489	99,9489
—	Leasing Forestal S.A.	Argentina	Argentine pesos	—	99,9800	99,9800	—	99,9801	99,9801
—	Maderas Arauco Costa Rica S.A.	Costa Rica	U.S. Dollar	—	99,9990	99,9990	—	99,9990	99,9990
96510970-6	Maderas Arauco S.A.	Chile	U.S. Dollar	99,0000	0,9995	99,9995	99,0000	0,9995	99,9995
—	Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real	—	99,9990	99,9990	—	99,9990	99,9990
—	Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian Real	—	99,9990	99,9990	—	99,9990	99,9990
76860724-9	ODD Industries SpA	Chile	Chilean Pesos	—	86,6151	86,6151	—	—	—
—	Prime-Line, Inc.	United States	U.S. Dollar	—	99,9990	99,9990	—	99,9990	99,9990
—	Savitar S.A.	Argentina	Argentine pesos	—	—	—	—	99,9841	99,9841
76375371-9	Servicios Aéreos Forestales Ltda.	Chile	U.S. Dollar	0,0100	99,9890	99,9990	0,0100	99,9890	99,9990
96637330-K	Servicios Logísticos Arauco S.A.	Chile	U.S. Dollar	45,0000	54,9997	99,9997	45,0000	54,9997	99,9997
—	Tablered Araucomex, S.A. de C.V.	Mexico	Mexican pesos	—	99,9990	99,9990	—	99,9990	99,9990

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

According to significant restrictions on the ability of subsidiaries to transfer funds to Arauco, in the form of cash dividends or repayment of loans and/or advances, we state the following:

Long-term debt with related entities - Mutual Agreement with Arauco Argentina S.A.

On June 5, 2017, Arauco signed a mutual agreement with its subsidiary Arauco Argentina S.A, pursuant to which this Company received an amount of U.S.$ 250,000,000, which accrues accrues a interest at the LIBOR interest rate for 180 days plus a fixed spread of 5.20% , with payments every six months on June 1 and December 1 of each year.

During 2020, the Central Bank of the Argentine Republic established certain foreign exchange controls, preventing Arauco Argentina S.A. from making 2 principal payments for ThU.S.$ 12,500 each, both due during 2020. Under those circumstances, Arauco agreed to reschedule the maturity of the principal repayments that became due in 2020 to May 30, 2021. The principal amount rescheduled will accrue interest at LIBOR rate until the moment of its total or partial payment. As of December 31, 2020, the total principal outstanding under the mutual agreement was U.S.$160,000.

Employee Benefits for Key Management Personnel

	January - December
	2020 ThU.S.$	2019 ThU.S.$	2018 ThU.S.$
Salaries and bonuses	66,366	63,969	78,340
Per diem compensation to members of the Board of Directors	2,351	2,451	2,560
Termination benefits	5,049	9,175	9,415
Total	73,766	75,595	90,315

Related Party Receivables, Current

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$
Forestal Mininco S.A.	91.440.000-7	Common Stockholder	Chile	Chilean pesos	30 days	8	14
Eka Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	30 days	1,251	1,834
Forestal del Sur S.A.	79.825.060-4	Associate of a subsidiary’s minority shareholder	Chile	Chilean pesos	30 days	575	10,519
Unilin Arauco Pisos Ltda.	—	Joint Venture	Brazil	Brazilian Real	30 days	829	197
Colbún S.A.	96.505.760-9	Common Stockholder	Chile	Chilean pesos	—	—	43
CMPC Maderas S.A.	95.304.000-K	Common Stockholder	Chile	Chilean pesos	30 days	21	—
CMPC Pulp S.A.	96.532.330-9	Common Stockholder	Chile	Chilean pesos	30 days	866	834
Fundación Educacional Arauco	71.625.000-8	Parent company is founder and contributor	Chile	Chilean pesos	30 days	—	931
Fundación Acerca Redes	65.097.218-K	Parent company is founder and contributor	Chile	Chilean pesos	30 days	968	1,319
Sonae Arauco Portugal S.A.	—	Subsidiary of a Joint Venture	Portugal	U.S. Dollar	30 days	369	—
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an Associate	Chile	UF	—	—	498
E2E S.A.	76.879.577-0	Joint Venture	Chile	Chilean pesos	10-may-21	460	—
E2E S.A.	76.879.577-0	Joint Venture	Chile	Chilean pesos	28-Oct-20	288	278
E2E S.A.	76.879.577-0	Joint Venture	Chile	Chilean pesos	30 days	639	1,058
Colbún Transmisión S.A.	76.218.856-2	Common Stockholder	Chile	Chilean pesos	—	—	1

TOTAL						6,274	17,526

Related Party Payables, Current

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$
Compañía de Petróleos de Chile S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	30 days	2,657	8,075
Abastible S.A.	91.806.000-6	Common controlling parent	Chile	Chilean pesos	30 days	139	156
Fundación Educacional Arauco	71.625.000-8	Parent company is founder and contributor	Chile	Chilean pesos	—	694
Red to Green S.A.	86.370.800-1	Common Stockholder	Chile	Chilean pesos	—	—	1
Portaluppi, Guzman y Bezanilla Asesorías Ltda.	78.096.080-9	Common director	Chile	Chilean pesos	30 days	—	68
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common Stockholder	Chile	Chilean pesos	30 days	7	96
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean pesos	—	—	5
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	U.S. Dollar	30 days	236	447
Adm. de Ventas al Detalle Arco Prime Ltda.	77.215.640-5	Common controlling parent	Chile	Chilean pesos	—	1	—
Elemental S.A.	76.659.730-0	Associate of controlling parent	Chile	Chilean pesos	—	—	4
Orizon S.A.	96.929.960-7	Common controlling parent	Chile	Chilean pesos	—	—	2
Vía Limpia SPA	79.874.200-0	Common controlling parent	Chile	Chilean pesos	—	—	11
Air BP Copec S.A.	96.942.120-8	Joint venture of controlling parent	Chile	Chilean pesos	30 days	5	8
Sonae Arauco Portugal S.A.	—	Subsidiary of a Joint Venture	Portugal	U.S. Dollar	30 days	—	7

TOTAL						3,739	8,880

Related Party Transactions

Purchases

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$	12-31-2018 ThU.S.$
Abastible S.A.	91.806.000-6	Common controlling parent	Chile	Chilean pesos	Fuel	2,113	2,864	3,668

Compañía de Petróleos de Chile S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	Fuel and other	48,983	64,271	75,328

Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of the Associate	Chile	U.S. Dollar	Transport, stowage and port services	17,506	10,662	10,607

Puerto Lirquén S.A.	96.959.030-1	Subsidiary of the Associate	Chile	U.S. Dollar	Port services	—	2,206	8,488

EKA Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	Sodium chlorate	38,633	41,349	47,209

Forestal del Sur S.A.	79.825.060-4	Associate of a subsidiary’s minority shareholder	Chile	Chilean pesos	Wood and ships	4,495	4,547	1,675

Portaluppi, Guzman y Bezanilla Abogados Ltda.	78.096.080-9	Common director	Chile	Chilean pesos	Legal services	703	828	897

Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common Stockholder	Chile	Chilean pesos	Telephone services	229	524	617

CMPC Maderas S.A.	95.304.000-K	Common Stockholder	Chile	Chilean pesos	Wood and logs	—	117	644

Forestal Mininco S.A.	91.440.000-7	Common Stockholder	Chile	Chilean pesos	Wood and logs	—	37	261

Colbún Transmisión S.A.	76.218.856-2	Common director	Chile	Chilean pesos	Electrical Power	399	240	453

Woodtech S.A.	76.724.000-7	Indirect associate of controlling parent	Chile	Chilean pesos	Wood volumen measurement services	1,362	1,988	2,449

Inversiones Siemel S.A.	94.082.000-6	Common Stockholder	Chile	Chilean pesos	Rentals	279	256	326

Elemental S.A.	76.659.730-0	Associate of controlling parent	Chile	Chilean pesos	Services and other purchases	364	193	1

Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean pesos	Other purchases	242	162	148

Vía Limpia SpA	79.874.200-0	Common controlling parent	Chile	Chilean pesos	Other purchases	191	215	257

Sales and other transactions

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$	12-31-2018 ThU.S.$
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean pesos	Electrical Power	149	543	277

EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Electrical Power	16,559	18,764	24,857

Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	Harvesting services, Wood and chips	21,146	29,543	26,308

CMPC Pulp S.A.	96.532.330-9	Common Stockholder	Chile	Chilean pesos	Wood and chips	7,849	1,467	—

CMPC Tissue S.A.	96.529.310-8	Common Stockholder	Chile	Chilean pesos	Pulp	3,681	—	—

Unilin Arauco Pisos Ltda.	—	Joint venture	Brazil	Brazilian Real	Wood	4,623	3,350	1,474

E2E S.A.	76.879.577-0	Joint Venture	Chile	Chilean pesos	Loan (capital + interests)	41	718	—

E2E S.A.	76.879.577-0	Joint Venture	Chile	Chilean pesos	Wood, plywood and boards	471	787	—

NOTE 14. CONSOLIDATED FINANCIAL STATEMENTS

On December 2020, through its subsidiary Maderas Arauco S.A., Arauco acquired the 86.6155% of ODD Industries SpA, a pioneer company in the field of industrial artificial intelligence with ethical purpose. Arauco’s objective is to move forward with the implementation of artificial intelligence seeking to establishing development tools in order to mitigate climate change, among others. The price paid as of December 31, 2020 for the shares acquired and subscribed in this operation was ThU.S.$ 4,258 out of a total of ThU.S.$9,144.

Arauco carried out the initial recognition of the acquisition based on the information available as of that date, performing a preliminary determination about the allocation of the fair values during the acquisition of the same. The amounts of acquired assets and liabilities are deemed to be provisional amounts and could be adjusted during the measurement period of this acquisition, in order to reflect new information obtained based on facts and circumstances that existed as of the acquisition date and which, if known, would have affected the measurement of the amounts recognized as of that date.

On September 1, 2019, the corporation Prime-Line, Inc. was acquired through the subsidiary Arauco North America, Inc. The price paid was ThU.S.$12,626. This transaction generated a goodwill for ThU.S.$ 732.

On January 31, 2019, Arauco’s subsidiaries Inversiones Arauco Internacional Limitada and Araucomex, S.A. de C.V., closed the purchase of all of the shares of Masisa’s Mexican subsidiaries, namely Maderas y Sintéticos de México, S.A. de C.V. (currently Arauco Industria de Mexico, S.A. de C.V.), Maderas y Sintéticos Servicios, S.A. de C.V. (currently Araucomex Servicios, S.A. de C.V.), Masisa Manufactura, S.A. de C.V. (currently Arauco Serviquimex, S.A. de C.V.), Placacentro Masisa México, S.A. de C.V. (currently Tablered Araucomex, S.A. de C.V.) y Masnova Química, S.A. de C.V. (currently Arauco Química S.A. de C.V.).

The final price of the transaction was ThU.S.$168,680 and was paid in 2019.

The main assets acquired, consist of two industrial complexes located in Durango and Zitácuaro, that jointly have three Particleboard (PB) lines with an annual installed capacity of 339,000 m3; a MDF line of with an annual installed capacity of 220,000 m3; melamine (or TFL) lines with an annual total installed capacity of 309,000 m3 ; a chemical plant with an installed capacity of 60,000 tons of resins and 60,600 tons of formaldehyde; and impregnation lines with an aggregate annual installed capacity of 28.9 million of m2.

Arauco carried out the initial recognition of the acquisition of these companies based on the information available as of that date, performing a preliminary determination about the allocation of the fair values during the acquisition of the same. The amounts of acquired assets and liabilities are deemed to be provisional amounts and could be adjusted during the measurement period of this acquisition, in order to reflect new information obtained based on facts and circumstances that existed as of the acquisition date and which, if known, would have affected the measurement of the amounts recognized as of that date. The measurement period will not exceed the term of one year as from the acquisition date.

During the year 2019, after finalizing the determination of fair values for the acquisition of these companies in Mexico, Arauco recognized a profit of ThU.S.$ 21,674 in Other Gains (Losses) in the Consolidated Statements of Profit or Loss.

The table below shows the fair values of assets and liabilities at the date of the transaction:

Masisa Mexico Group	01-31-2019 ThU.S.$
Cash and cash equivalent	9,164
Other current non-financial	321
Trade and other current receivables (*)	23,163
Accounts receivable from related companies	27,702
Inventories	30,477
Current tax assets	8,769
Investments accounted for using equity method	278
Property, plant and equipment	155,722
Deferred tax assets	3,701
Non-Current Assets or disposal groups classified as held for sale	49

Total assets	259,346

Trade and other current payables	2,024
Accounts payable to related companies	27,100
Other current provisions	17,832
Current tax liabilities	3,243
Deferred tax liabilities	14,368
Non-current provisions for employee benefits	4,426

Total liabilities	68,993

Total equity	190,353

(*)	Trade receivables and other current receivables have an insignificant risk of bad debt. At the acquisition date, the bad debt provision was near to 1%, which is in accordance with the Arauco policy.

The following table shows revenue and net profit recognized from the acquisition date through December 31, 2019:

Masisa Mexico Group	02-01-2019 to 12-31-2019 ThU.S.$
Revenue	138,803
Net loss	995

If the acquisition had occurred on January 1, 2019, consolidated pro-forma revenue and profit for the year ended December 31, 2019 would have been:

CELULOSA ARAUCO Y CONSTITUCIÓN S.A. AND SUBSIDIARIES	January-December 2019 (Pro-forma) ThU.S.$
Revenue	5,353,354
Net profit	58,472

The details of the subsidiaries included in the consolidation of Arauco are disclosed in Note 13.

NOTE 15. INVESTMENTS IN ASSOCIATES

As of December 31, 2020, there were no new investments in associates to report.

On April 5, 2019 Celulosa Arauco y Constitución S.A. sold its participation in Puertos y Logística S.A. to DP World Group for a total amount of ThU.S.$ 101,972. This operation generated a profit net of taxes of ThU.S$ 18,875.

The following tables set forth information about Investments in associates.

Name	Inversiones Puerto Coronel S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Investments in movables and real estate, acquisition of companies, securities and investment instruments, investment management and development and/or participation in all kind of businesses and companies related to industrial, shipping, forestry and commercial activities.
Ownership interest (%)	50.0000%
	12-31-2020	12-31-2019
Carrying amount accounted for using equity method	ThU.S.$56,314	ThU.S.$55,032

Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20.0000%
	12-31-2020	12-31-2019
Carrying amount accounted for using equity method	ThU.S.$ 187	ThU.S.$ 172

Name	Genómica Forestal S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.
Ownership interest (%)	25.0000%
	12-31-2020	12-31-2019
Carrying amount accounted for using equity method	ThU.S.$7	ThU.S.$(2)

Name	Consorcio Tecnológico Bioenercel S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing of technologies which will promote the development of a biofuels industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.
Ownership interest (%)	20.0000%
	12-31-2020	12-31-2019
Carrying amount accounted for using equity method	ThU.S.$1	ThU.S.$7

Name	Vale do Corisco S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Management of forestry activities.
Ownership interest (%)	49.0000%
	12-31-2020	12-31-2019
Carrying amount accounted for using equity method	ThU.S.$29,205	ThU.S.$38,370

Summarized Financial Information of Associates

	Assets
12-31-2020	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	—	114,463	4,155	3,725	1	18	122,362
Non-current	—	1	3,444	76,129	11	57	79,642
Total	—	114,464	7,599	79,854	12	75	202,004

	Liabilities
	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	—	54	4,029	699	—	8	4,790
Non-current	—	—	2,634	19,554	5	39	22,232
Equity	—	114,410	936	59,601	7	28	174,982
Total	—	114,464	7,599	79,854	12	75	202,004

12-31-2020
Revenues	—	—	5,185	6,096	—	—	11,281
Expenses	—	6,910	(4,987)	(3,349)	—	(3)	(1,429)
Profit or loss (continuing operations)	—	6,910	198	2,747	—	(3)	9,852
Other comprehensive income	—	—	—	—	—	—	—
Comprehensive income	—	6,910	198	2,747	—	(3)	9,852
Dividends	—	—	—	1,148	—	—	1,148

12-31-2019	Assets
	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	—	29	9,974	4,992	2	25	15,022
Non-current	—	111,896	3,436	99,943	36	19	215,330
Total	—	111,925	13,410	104,935	38	44	230,352

	Liabilities
	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	—	98	10,222	965	—	9	11,294
Non-current	—	—	2,325	25,664	5	42	28,036
Equity	—	111,827	863	78,306	33	(7)	191,022
Total	—	111,925	13,410	104,935	38	44	230,352

12-31-2019
Revenues	42,362	—	4,769	7,220	—	—	54,351
Expenses	(42,350)	6,602	(4,803)	(3,700)	—	(2)	(44,253)
Profit or loss (continuing operations)	12	6,602	(34)	3,520	—	(2)	10,098
Other comprehensive income	7,540		—	—	—	—	7,540
Comprehensive income	7,552	6,602	(34)	3,520	—	(2)	17,638
Dividends	6,060	—	—	410	—	—	6,470

Reconciliation of Investment in Associates and Joint Ventures

	12-31-2020	12-31-2019
	ThU.S.$	ThU.S.$
Opening balance as of January 1 Changes	293,118	358,053
Investment in joint ventures, additions (*)	20,129	2,741
Disposals, investment in associates and joint ventures (**)	(943)	(58,850)
Share of profit (loss) in investment in associates	4,821	7,416
Share of profit (loss) in investment in joint ventures	(2,504)	359
Dividends Received, Investments in Associates	(4,357)	(13,601)
Increase (Decrease) in foreign exchange currency on translation of Associates and Joint Ventures	8,351	(5,440)
Other increase (decrease) in investment and associates and joint ventures	(1,676)	2,440
Total changes	23,821	(64,935)
Closing balance	316,939	293,118

(*)

During the period ended December 2020, Arauco Bioenegía S.A. has made four contributions to Parque Eólico Ovejera del Sur SpA, the first one for ThCLP$ 53,000 on February 01, the second for ThCLP$ 100,000 on May 15, the third for ThCLP$ 30,000 on August 18, and the fourth for ThCLP$ 90,000 on December 28. These amounts are equivalent to ThU.S.$ 354 corresponding to 213 shares.

During the first quarter of 2020, Maderas Arauco S.A. has made two contributions to E2E S.A, one for ThCLP$ 300,000 on January 29 and the second for ThCLP$ 11,700,000 on February 03. Both are equivalent to ThU.S.$ 15,022.

On July 29, 2020 Agrícola El Paque SpA was constituted. Forestal Arauco S.A. contributed with non-monetary assets for ThCLP$ 3,651,895 equivalents to ThU.S.$4,753.

(**)	ThU.S.$ 56,492 account for the carrying amount of investment in Puertos y Logística S.A., which was sold on April 5, 2019.

	12-31-2020	12-31-2019
	ThU.S.$	ThU.S.$
Carrying amount of associates accounted for using equity method	85,714	93,579
Carrying amount of joint ventures accounted for using equity method	231,225	199,539
Total investment accounted for using equity method	316,939	293,118

NOTE 16. INTERESTS IN JOINT ARRANGEMENTS

Investments and contributions made

On July 29, 2020 Arauco through its subsidiary Forestal Arauco S.A. entered into a shareholders agreement with respect to Agrícola El Paque SpA, which was established for the plantating, construction and integral management of agricultural projects. The capital contributed by Forestal Arauco S.A. was ThCLP$ 3,651,895 equivalent to ThU.S.$ 4,753.

Between January and February 2020, Arauco through its subsidiary Maderas Arauco S.A. has contributed ThCLP$ 12,000,000 (equivalent to ThU.S.$ 15,022) to E2E S.A., representing 50% of the interest in this company.

Between February and December 2020, Arauco through its subsidiary Arauco Bioenergía S.A. has contributed ThU.S.$ 354 to Parque Eólico Ovejera Sur SpA., representing 50% of the interest in this company.

On April 1, 2019 Arauco through its subsidiary Forestal Arauco S.A. entered into a shareholders agreement with respect to Agrícola San Gerado SpA, which was established with the special purpose of developing an agricultural project in Molina. The capital contributed by Forestal Arauco S.A. was ThCLP$ 1,570,000 (equivalent to ThU.S.$ 2,162 as of December 31, 2019).

As of December 31, 2020 and 2019, Arauco has not made contributions to Uruguayan companies Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A.

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

Arauco holds a 50% interest in Sonae Arauco, which subsidiary produces and commercializes wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of 2 panel plants and one sawmill in Spain; 2 panel plants and one resin plant in Portugal; 4 panel plants in Germany and 2 panel plants in South Africa.

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

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint operations:

Celulosa y Energía Punta Pereira S.A. (Uruguay)	12-31-2020		12-31-2019
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	262,446	163,887	346,498	206,683
Non-current	2,103,903	325,894	2,158,586	444,181
Equity	—	1,876,568	—	1,854,220
Total Joint Arrangement	2,366,349	2,366,349	2,505,084	2,505,084

Investment	938,284		927,110

	12-31-2020 ThU.S.$		12-31-2019 ThU.S.$

Income	610,070		859,874
Expenses	(586,345)		(628,553)
Joint Arrangement Net Income (Loss)	23,725		231,321

Forestal Cono Sur S.A. (consolidated)	12-31-2020		12-31-2019
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	44,684	2,121	37,625	2,180
Non-current	170,028	10,637	172,913	9,046
Equity	—	201,954	—	199,312
Total Joint Arrangement	214,712	214,712	210,538	210,538

Investment	100,977		99,656

	12-31-2020 ThU.S.$		12-31-2019 ThU.S.$

Income	17,088		14,041
Expenses	(14,447)		(5,074)
Joint Arrangement Net Income (Loss)	2,641		8,967

Eufores S.A. (consolidated)	12-31-2020		12-31-2019
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	115,971	192,443	148,550	209,665
Non-current	870,093	131,893	808,647	117,443
Equity	—	661,728	—	630,089
Total Joint Arrangement	986,064	986,064	957,197	957,197

Investment	330,864		315,045

	12-31-2020 ThU.S.$		12-31-2019 ThU.S.$

Income	227,488		245,209
Expenses	(197,172)		(246,332)
Joint Arrangement Net Income (Loss)	30,316		(1,123)

Zona Franca Punta Pereira S.A. (Uruguay)	12-31-2020		12-31-2019
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	6,233	107,131	5,823	115,627
Non-current	453,572	19,179	464,151	19,740
Equity	—	333,495	—	334,607
Total Joint Arrangement	459,805	459,805	469,974	469,974

Investment	166,748		167,304

	12-31-2020 ThU.S.$		12-31-2019 ThU.S.$

Income	18,206		18,206
Expenses	(19,318)		(27,081)
Joint Arrangement Net Income (Loss)	(1,112)		(8,875)

The following tables set forth summarized financial information of the more significant interests in joint ventures accounted in for equity method:

	12-31-2020		12-31-2019
Unilin Arauco Pisos Ltda.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	8,050	4,995	6,674	3,761
Non-current	3,747	408	4,024	55
Equity	—	6,394	—	6,882
Total Joint Arrangement	11,797	11,797	10,698	10,698

Investment	3,197		3,441

	12-31-2020 ThU.S.$		12-31-2019 ThU.S.$
Income	18,944		13,591
Expenses	(17,904)		(13,549)
Joint Arrangement Net Income (Loss)	1,040		42
Other comprehensive income	—		—
Comprehensive income	1,040		42
Dividends	—		—

	12-31-2020		12-31-2019
Eka Chile S.A.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	16,551	4,154	21,449	4,930
Non-current	35,599	4,782	33,442	4,917
Equity	—	43,214	—	45,044
Total Joint Arrangement	52,150	52,150	54,891	54,891

Investment	21,607		22,522

	12-31-2020 ThU.S.$		12-31-2019 ThU.S.$
Income	39,136		43,458
Expenses	(35,177)		(40,104)
Joint Arrangement Net Income (Loss)	3,959		3,354
Other comprehensive income	—		—
Comprehensive income	3,959		3,354
Dividends	2,894		496

	12-31-2020		12-31-2019
Sonae Arauco S.A.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	258,058	276,127	216,342	215,632
Non-current	765,712	379,260	695,902	358,851
Equity	—	368,383	—	337,761
Total Joint Arrangement	1,023,770	1,023,770	912,244	912,244

Net assets	157,552		140,146

Net asset adjustment (Goodwill)	26,640		28,735
Investment	184,192		168,881

	12-31-2020 ThU.S.$		12-31-2019 ThU.S.$
Income	808,895		885,812
Expenses	(812,600)		(887,230)
Joint Arrangement Net Income (Loss)	(3,705)		(1,418)
Other comprehensive income	—		—
Comprehensive income	(3,705)		(1,418)
Dividends	—		6,634

	12-31-2020		12-31-2019
Agrícola El Paque SpA.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	4,562	69	—	—
Non-current	5,782	—	—	—
Equity	—	10,275	—	—
Total Joint Arrangement	10,344	10,344	—	—

Investment	5,138		—

	12-31-2020 ThU.S.$		12-31-2019 ThU.S.$
Income	—		—
Expenses	1		—
Joint Arrangement Net Income (Loss)	1		—
Other comprehensive income	—		—
Comprehensive income	1		—
Dividends			—

Parque Eólico Ovejera del Sur SpA.	12-31-2020		12-31-2019
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	367	27	95	2
Non-current	2,057	—	1,505	5
Equity	—	2.398	—	1,593
Total Joint Arrangement	2,424	2.425	1,600	1,600

Investment	1,199		797

	12-31-2020 ThU.S.$		12-31-2019 ThU.S.$

Income	—		—
Expenses	(155)		(24)
Joint Arrangement Net Income (Loss)	(155)		(24)
Other comprehensive income	—		—
Comprehensive income	(155)		(24)
Dividends	—		—

E2E S.A.	12-31-2020		12-31-2019
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	9,196	4,233	3,045	1,331
Non-current	27,044	1,407	3,099	1,336
Equity	—	30,601	—	3,477
Total Joint Arrangement	36,240	36,241	6,144	6,144

Investment	15,301		1,739

	12-31-2020 ThU.S.$		12-31-2019 ThU.S.$

Income	1,095		1,714
Expenses	(5,579)		(2,877)
Joint Arrangement Net Income (Loss)	(4,484)		(1,163)
Other comprehensive income	—		—
Comprehensive income	(4,484)		(1,163)
Dividends	—		—

Agrícola San Gerardo SpA.	12-31-2020		12-31-2019
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	603	387	—	—
Non-current	3,859	—	2,162	—
Equity	—	4,075	—	2,162
Total Joint Arrangement	4,462	4,462	2,162	2,162

Investment	2,038		1,081

	12-31-2020 ThU.S.$		12-31-2019 ThU.S.$

Income	—		—
Expenses	(319)		—
Joint Arrangement Net Income (Loss)	(319)		—
Other comprehensive income	—		—
Comprehensive income	(319)		—
Dividends	—		—

NOTE 17. IMPAIRMENT OF ASSETS

As a result of current market conditions in the United States generated by the decrease in prices, the impairment tests carried out at the CGU yielded an impairment provision of ThU.S.$14,918 relating to Property, plant and equipment and spare parts from Inventories (ThU.S.$43,181 as of December 31, 2019) corresponding to facilities of wood products in United States. For these calculations a discount rate of 8.7% was used.

In addition, due to the modernization and expansion project of the Arauco Mill (Proyecto de Modernización y Ampliación de la Planta Arauco, or MAPA Project), as of December 31, 2020, we recorded an impairment provision due to a reduction in the useful lives for the CGU Line 1 of Arauco Mill (Pulp business) was recorded in an amount of ThU.S.$46,577 (ThU.S.$33,570 as of December 31, 2019). For this calculation a discount rate of 6.1% was used. The Line 1 of the Arauco mill will be permanently shut down upon completion of the MAPA project.

Both impairment provision charges are presented in the consolidated statement of profit or loss in Other expenses line and they are the main changes in the total CGU impairment provision as shown below:

Changes in CGU impairment provision	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$
Opening balance	180,209	106,131
Impairment loss recognized in profit or loss	62,701	79,346
Reversal of impairment loss in profit or loss	(6,171)	(90)
Increase (Decrease) in foreign exchange currency on translation	(17,975)	(5,178)
Closing balance	218,764	180,209

Changes in provisions for impairment of property, plant and equipment due to technical obsolescence are shown below:

Changes in impairment provision from impaired assets	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$
Opening balance	8,135	7,249
Impairment loss recognized in profit or loss	1,262	3,024
Reverse of ompairment loss in profit or loss	(1,204)	(2,161)
Increase (Decrease) in foreign exchange currency on translation	(105)	23
Closing balance	8,088	8,135

Goodwill

Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination.

At the date of these consolidated financial statements, the balance of goodwill is ThU.S.$59,567 (ThU.S.$ 65,751 at December 31, 2019), as shown below:

Goodwill	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$
Arauco Canada Ltd. (Flakeboard Company Ltd)	40,793	40,765
Arauco do Brasil S.A. (Pien mill)	17,357	22,378
Arauco North America, Inc. (Prime-Line, Inc.)	732	732
Arauco Argentina S.A. (Forestal Nuestra Señora del Carmen S.A.)	—	1,191
Forestal Arauco S.A. (Forestal Los Lagos S.A.)	685	685

Closing balance	59,567	65,751

Goodwill	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$
Opening balance at January 1	65,751	65,851
Increase (decrease) due to business combination	—	732
Increase (decrease) in foreign currency exchange	(6,184)	(832)
Closing balance	59,567	65,751

Of the total of goodwill, ThU.S.$ 41,525 (ThU.S.$ 40,765 as of December 31, 2019) are generated by the acquisition of “Flakeboard” (currently Arauco Canada Ltd.), a company that, directly and/or through its subsidiaries, possesses and operates 7 panel plants, for which Arauco acquired and paid, on September 24, 2012, the price of ThU.S.$242,502 for the 100% interest ownership. The remaining balance of ThU.S.$ 732 corresponds to the acquisition of Prime-Line Inc, on September 1, 2019, for which Arauco North America Inc, a subsidiary of Arauco Canada Ltd. paid ThU.S.$ 18,880 for all the shares of said company.

The recoverable amount for Flakeboard’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 7-year term, period time considered represents the cyclical time of the business behavior, applying a nominal discount rate of 7% which reflects current market assessments for the wood products segment in North America.

The investment in the panel plant in Pien, Brazil generated a goodwill of ThU.S.$17,357 (ThU.S.$ 22,378 as of December 31, 2019).

The recoverable amount for the Pien plant’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 5-year term based on the operational plan approved by the Administration, applying a 7.4% nominal discount rate that reflects current evaluations for the panel segment in Brazil.

As of December 31, 2020 and 2019, the carrying value of the goodwill of the plants did not exceed their recoverable value, and therefore there was no need to recognize impairment losses.

Sensitivity analysis on discount rate was made and no impairment provision was determined.

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

The contingent liabilities for outstanding litigations are as follows:

Celulosa Arauco y Constitución S.A.

1. On August 25, 2005, the Chilean IRS issued tax calculations No. 184 and No. 185 of 2005 objecting to certain capital reduction transactions effected by Arauco on April 16, 2001 and October 31, 2001, and furthermore, requesting reimbursement for amounts returned to us in respect of certain claimed tax losses. In consideration to the foregoing, the above mentioned tax resolutions ordered the restitution of the historical amount as of October 31, 2002 of $4,571,664,617 Chilean Pesos (equal to ThU.S.$6,430 as of December 31, 2020). On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and filed a claim disputing the above mentioned tax resolutions No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, partially sustaining the Company’s request, granting a discount to the total amount of $1,209,399,164 Chilean Pesos (equal to ThU.S.$1,701 as of December 31, 2020), resulting in a total disputed amount of $3,362,265,453 Chilean Pesos (equal to ThU.S.$4,729 as of as of December 31, 2020) plus fines and interests. On February 19, 2010, the Court acknowledged receipt of the Company’s request.

On September 26, 2014, Arauco requested the submission of this claim to the competent jurisdiction of the new Tax and Customs Courts. On October 10, 2014, Arauco’s request was granted. Currently the action is being considered by these new Courts under the Docket No. RUC 14-9-0002087-3. On September 20, 2017, the Court issued its first instance decision confirming the liquidations.

On October 12, 2017, Arauco challenged the decision through an appeal, requesting the Court of Appeals of Santiago to revoke the first instance decision and uphold Arauco’s claim instead. On June 29, 2018, the Court of Appeals of Santiago issued a ruling on appeal, confirming the first instance decision. On July 19, 2018, Arauco lodged a cassation appeal based on formal and substantial flaws before the Supreme Court. (case file 24,758-2018).

On June 21, 2019, Celulosa Arauco y Constitución S.A. filed a claim before the Constitutional Court to declare the legal provision contemplated under section 53, paragraph 3 of the Tax Code unconstitutional and, as a consequence, inapplicable.

On October 29, 2019 the Constitutional Court accepted the claim filed by Celulosa Arauco y Constitución S.A., finding unconstitutional and declaring the inapplicability of section 53, paragraph 3 of the Tax Code in the context of the proceeding “Celulosa Arauco y Constitución S.A. with SII Large taxpayers”, which is in the Supreme Court docket as a result of a cassation appeal (based on form and content) under case file 24,758-2018.

Currently, the case is related to the Supreme Court.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore as of as of December 31, 2020, Arauco has not made any provision whatsoever in connection with this contingency.

2. Through Res. Ex. N° 1 issued by the Superintendence of the Environment (“SMA”) on January 8, 2016, notified on January 14, 2016, the SMA formulated 11 charges against the Company, due to alleged breaches of certain Environmental Qualification Resolutions for the Valdivia Plant and of DS No. 90/2000. The 11 charges were classified as follows by the SMA: 1 critical, 5 severe, 5 minor.

On February 12, 2016, the Company submitted its defenses.

On December 15, 2017, the Superintendence of the Environment issued Exempted Resolution No. 1,487, closing the punitive administrative proceeding, absolving the company with regards to one of the charges and convicting for other 10 charges, applying a fine of 7,777 UTA (equal to ThU.S.$ 6,698 as of December 31, 2020). On December 22, 2017, the Company submitted a motion for reconsideration regarding Exempted Resolution No. 1,487, before the SMA, requesting that we be absolved of all infringements, with the exception of the charge specified under number 7 (late submission of the water quality report regarding the Cruces river). On March 23, 2018, the reconsideration appeal lodged by the company was rejected. On April 5, 2018, a judicial claim was submitted before the Third Environmental Court. On November 12, 2018, the case was in agreement, and the Minister Ms. Sibel Villalobos Volpi was appointed to draft the ruling.

On February 11, 2020 the judgment of the Third Environmental Court was notified, which partially accepted the legal claim of the Company, only as to the inadequate severity qualification of one of the charges. On February 28, 2020, both the Company and the SMA submitted cassation appeals based on form and content, to be heard and resolved by the Supreme Court.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company, and therefore as of December 31, 2020, Arauco has not made any provision whatsoever in connection with this contingency.

Celulosa Arauco y Constitución S.A., Forestal Arauco S.A., Maderas Arauco S.A. and Servicios Logísticos Arauco S.A.

1. On August 13, 2018, Asociación Gremial de Dueños de Camiones de Constitución (ASODUCAM) filed a complaint seeking the performance of a contract and claiming compensation for damages against Celulosa Arauco y Constitución S.A., Forestal Arauco S.A., Maderas Arauco S.A. and Servicios Logísticos Arauco S.A., The complaint is based on alleged breaches of some agreements for the allocation, distribution and supply of cargo volumes for the years 2001 and 2005, initially executed by associates of ASODUCAM with Forestal Arauco S.A., and then, allegedly, with Servicios Logísticos Arauco S.A., in favor of the other two defendants, Celulosa Arauco and Constitución S.A. and Maderas Arauco S.A. The complaint seeks to enforce the contract, plus $575,000,000 Chilean Pesos (equal to ThU.S.$ 730 as of December 31, 2020) in compensation for damages. In the alternative, it claims (a) $11,189,270,050 Chilean Pesos (equivalent to ThU.S.$ 15,738 as of December 31, 2020), for actual damages; (b) $ 11,189,270,050 monthly during the entire course of the trial, until the termination of the contract is declared in the final ruling, for loss of profits, and (c) $5,000,000,000 Chilean Pesos (equivalent to ThU.S.$ 7,033 as of December 31, 2020) for moral damages.

On August 28, 2018 the claim was served upon Celulosa Arauco y Constitución S.A., Forestal Arauco S.A. and Maderas Arauco S.A., but notification for Servicios Logísticos Arauco S.A. is pending. Currently, the case is filed.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and, therefore, as of December 31, 2020, Arauco has not made any provision whatsoever in connection with this contingency.

Forestal Arauco S.A.

1. On July 11, 2017, the company was notified of a civil claim for recovery in ordinary proceedings, filed by Mrs. Carmen Muñoz Domínguez on behalf of Forestal Ezrece S.A. The plaintiff argues that its client would be the rightful owner – as a result of an assignment and sale – of 87.5% of the hereditary rights in the rural real estate property called “Pino Huacho,” located in the boroughs of Los Alamos and of Cañete, province of Lebu, Eighth Region, for a surface area amounting to 5,144.22 hectares, which actions would be under the possession of Forestal Arauco S.A. The claimant has requested the court to order Forestal Arauco S.A. to be sentenced to restitute these actions and rights. Forestal Arauco S.A. answered the claim, requesting its total dismissal, with litigation costs, and further filing a counterclaim based on the ordinary prescription and, in lieu thereof, based on extraordinary prescription.

On July 30, 2019, the final ruling was issued down rejecting both the main and the reconventional lawsuits in all of its parts (Case File C-109-2017 First Instance and Guarantee Court of Lebu).

On August 12, 2019, the plaintiff filed an appeal against the final ruling. On September 2, 2019, Forestal Arauco S.A. adhered to the appeal. On July 2, 2020, the Court of Appeals confirmed the decision of the lower court.

On July 19, 2020, the plaintiff filed an appeal based on form and content.

On February 15, 2021, the Supreme Court’s ruling on the appeal was issued, rejecting the appeal on its form and contents. Thus, the case is closed.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2020, Arauco has not made any provision whatsoever in connection with this contingency.

2. Mrs. Estela Jaramillo, filed a lawsuit in a special indigenous procedure, before the First Civil Court of Osorno (Case C-2540-2018), requesting the absolute nullity of the contract of sale signed in 1999, by which Consorcio Forestal S.A. sold to Forestal Valdivia S.A., today Forestal Arauco S.A., 1,505.6 hectares under the name of Fundo San Nicolás Dos Lote Uno Norte. It also demands compensation for damages for the exploitation and use of indigenous lands against Forestal Arauco S.A.

On November 10, 2018, Forestal Arauco SA was notified of the lawsuit. On January 16, 2019, the Court dismissed the lawsuit regarding Consorcio Forestal S.A., who was not notified of the complaint.

On March 18, 2019, the answer and settlement hearing took place, and, during such hearing, the court decided to proceed to the production of evidence stage.

On May 11, 2020, the ruling was issued rejecting the claim on the whole. Subsequently, on June 9, 2020, it was certified that the court ruling is final and enforceable. Case ended.

3. Inversiones Forestales Los Alpes Limitada and Forestal Neltume-Carrasco S.A. filed a claim against Forestal Arauco S.A. before the Civil Court of Angol (C-502-2015), in which they request that Forestal Arauco S.A. restitute the material possession of 1,855.9 hectares, which would be part of their property “Resto del Fundo Los Alpes”, which would have an area of approximately 2,700 hectares. Likewise, they requested that it be declared that the property is the exclusive domain of the actors, the restitution of the civil and natural fruits, in addition to the deteriorations that the property would have experienced, with litigation costs.

On May 29, 2019, the lawsuit was answered, and the counterclaim of the acquisitive prescription was filed.

On September 1, 2020, the court received the trial case, and its notification remains pending.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2020, Arauco has not made any provision whatsoever in connection with this contingency.

4. On August 2, 2019, the company was notified of a lawsuit for termination of contract and compensation for damages filed by “Sociedad Recuperadora de Fibra S.A.” before the First Court of Valdivia (Case C-2215-2019). In the lawsuit, the plaintiff questions the anticipated termination of a contract by Forestal Arauco. It also claims that the company would have breached various contractual obligations regarding to 2 groups of contracts:

A. (i) Aggregates Transport Contract and (ii) Production, Cargo, Storage and Construction Management Contract for Platforms and flooring.

B. (i) Contract for the Production of Aggregates, (ii) Contract for Long Freight Services for Aggregates and (iii) Contract for Construction Services for Granular floor and Short Freight for Aggregates.

Based on the foregoing, it requests payment of compensation for an amount of $3,486,187,431 Chilean Pesos (equivalent to ThU.S.$ 4,904 as of December 31, 2020).

On September 17, 2019, Forestal Arauco S.A. answered the claim and filed a counterclaim for compensation of damages which is in the process of a conciliation hearing, requesting that the main claimant be ordered to pay $421,723,281 Chilean Pesos (equivalent to ThU.S$ 593 as of December 31, 2020).

Through the resolution dated as of January 9, 2020, the court received the case to commence the production of evidence and the notification of such resolution was delivered to both parties.

Currently, the discovery period is suspended due to the health contingency.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2020, Arauco has not made any provision whatsoever in connection with this contingency.

5. On April 15, 2020, Forestal Arauco S.A. was notified of a civil claim for recovery (demanda reivindicatoria de cuota) filed by the company “Agrícola, Forestal, Transportes y Inversiones El Quillay SpA” before the Court of Constitución (Case C-298-2020). The plaintiff sues Forestal Arauco S.A. for the restitution of 3,424.59 hectares that it would be occupying, with respect to the following properties: (i) “Predio que formaba parte de la Hijuela Sur Poniente, de la Hijuela Sur del Fundo Quivolgo”, (ii) “Lomas de Quivolgo” and, (iii) “Hijuela Astillero”. It is the opinion of the plaintiff that the aforementioned piece of land would be part of the property called “Bodega de subdelegation de Quivolgo”, in respect of which the plaintiff would have rights and shares corresponding to 4.17% of said property. Likewise, the plaintiff requests to cancel the registration of the above-mentioned properties of Forestal Arauco S.A., deeming it as a bad-faith holder.

Currently, the discussion period is over.

On March 24, 2021, the court held the conciliation hearing. Through a resolution dated April 6, 2021, the court received the trial case. On April 9, 2021, the Company submitted a motion for reconsideration appealing a subsidy against the aforementioned resolution.

In addition, on March 23, 2021, the court rejected the incident of abandonment of the procedures deduced by Forestal Arauco S.A. Given this, the Company, submitted a motion for reconsideration appealing a subsidy against the aforementioned resolution. On March 30, 2021, the court rejected the appeal for reconsideration and granted the appeal, which is pending in the Court of Appeals.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2020, Arauco has not made any provision whatsoever in connection with this contingency.

6. Forestal Arauco S.A. filed before the Court of Constitución (Case C-353-2019) a claim seeking compensation on the basis of non-contractual civil liability against Ricardo Guzmán Reyes, for damages caused as a result of illegal logging inside the land of Forestal Arauco called “Parte Sur-Poniente de la Hijuela Sur de la Hacienda Quivolgo” and “Lomas de Quivolgo”. Said damages are valued in $ 100,000,000 Chilean Pesos (equivalent to ThU.S$ 141 as of December 31, 2020).

On May 2, 2020, Mr. Ricardo Guzmán answered the lawsuit and filed a counterclaim for recovery in which he requests to Forestal Arauco S.A. the restitution of 3,424.59 hectares that it would be occupying, corresponding to the following properties owned by the latter: (i) “Predio que formaba parte de la Hijuela Sur Poniente, de la Hijuela Sur del Fundo Quivolgo”, (ii) “Lomas de Quivolgo” and, (iii) “Hijuela Astillero”. It is the opinion of the plaintiff that the aforementioned piece of land would be part of the property called “Bodega de subdelegation de Quivolgo”, from which would have rights and shares corresponding to 2.38% of said property. Likelywise, the plaintiff requests to cancel the registration of the properties before mentioned of Forestal Arauco S.A., deeming it as a bad-faith holder.

Through a resolution dated November 11, 2020, the court received the trial case, and both parties were notified.

Currently, the discovery period is suspended due to the health contingency.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2020, Arauco has not made any provision whatsoever in connection with this contingency.

7. On May 11, 2020, Forestal Arauco S.A. was notified of a lawsuit of declaration of mere certainty filed against it by the company “Agrícola, Forestal, Transportes y Inversiones El Quillay SpA”, before the Court of Constitución (Case C-393-2020), in which the plaintiff claims that the property called “Predio que formaba parte de la Hijuela Sur Poniente, de la Hijuela Sur del Fundo Quivolgo” owned by Forestal Arauco S.A. would actually have an area of 498 hectares, and, consequently, that the defendant lacks the right of ownership over a portion of land corresponding to 1,768.20 hectares of said property. Based on the foregoing, the plaintiff requests the court to declare mere legal certainty regarding the foregoing and also to declare that said area is part of the property called “La Bodega de la Subdelegación de Quivolgo”, owned by the succession of Mr. José Arcos González in which it would have rights.

Currently, the discussion period is over.

On February 16, 2021, the court summoned to the parties to a conciliation hearing, which was scheduled for March 25, 2021 but it was not held because the parties were not notified on the resolution that summoned the mentioned hearing. On April 1, 2021, Forestal Arauco S.A. submitted an incident of abandonment of the procedures, which is pending of resolution.

Currently, the case is suspended while the incident is resolved.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2020, Arauco has not made any provision whatsoever in connection with this contingency.

Arauco Argentina S.A.

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

Additionally, the Company has filed yearly forestry plans between years 2007 and 2019 for its local operations in the provinces of Misiones and Buenos Aires.

On March 25, 2019, the Secretary of Agriculture, Livestock and Fishing approved the resolution No. 2019-55-APN-SECAGYP#MPYT, approving the annual forestry plan for 2007. In addition, said organism through the resolution No. 2019-114-APN-SECAGYP#MPYT approved the annual forestry plan for 2009 on June 12, 2019, and through the resolution No. 2019-228-APN-SECAGYP#MPYT approved the annual forestry plan for 2008 on November 29, 2019. For this reason, Arauco Argentina S.A. may compute the exemption in the income tax related to the forest appraisal on the plantations to be harvested from the lands included in those plans as from the 2019 period.

In March 2005, Note No. 145/05 of the Subsecretary of Agriculture, Livestock and Afforestation suspended the benefit that exempted Arauco Argentina S.A. from paying export duties under Law No. 25,080. This measure is currently under discussion by the Company. On November 8, 2006, the V Chamber of the National Appeals Court for Adversarial Administrative and Federal Matters issued a ruling ordering Arauco Argentina S.A. to continue to enjoy an exemption from paying the exportation duties, in the same manner and scope it had prior to the suspension ordered by Note No. 145/05, if the clearance of merchandise is performed pursuant to the guarantee regime established in article 453, subsection a) of the Customs Code, for the exempted tax obligation. The judicial measure became effective beginning on March of 2007 by collateralization through the granting of bond (caution) policies for each shipment permits exempted from payment of export duty. The company maintains an assignment of funds equivalent to $1,976,583,261 Argentine Pesos (ThU.S.$ 23,488 as of December 31, 2020) for guaranteed export duties between 2007-2015, which appears under not current provisions. Additionally, the Company filed a restitution claim for a total amount of ThU.S.$6,555, plus interests accrued from the service of the claim, corresponding to export duties between March 2005 and March 2007, as a result of the application of Note 145/05 issued by the Undersecretary of Agriculture, Livestock and Afforestation. The Company’s claim is being heard under case file No. 21830/2006 before the Federal Contentious Administrative Court No. 4. On October 28, 2019, a judgment of first instance was issued in said case, rejecting the claim and imposing the litigation costs on Arauco. Against that judgment, the Company filed an appeal and expressed the corresponding arguments in December 2019. On November 5, 2020, the Chamber considered the arguments made by Arauco and determined that a final ruling will be issued in the case.

On the other hand, in April 2016, the Secretary of Agriculture, Livestock and Fishing issued Resolution No.154 – E/2016, that requires that the holders of enterprises that have received the fiscal benefits envisaged by Law No. 25,080, establish collateral to cover a third of the duration of the project, with a minimum term of five years. During May of 2019, the Company modified the duly established collateral in accordance to the terms of said Resolution, for which reason the security was ultimately established at an amount of $435,952,315 Argentine Pesos (ThU.S.$5,180 as of December 31, 2020).

Arauco Argentina S.A. believes that it has complied with all of the obligations imposed upon it by the system set forth under Law No. 25,080.

Arauco do Brasil S.A.

The Federal Reserve of Brazil contested the amortization of goodwill resulting from acquisitions of Placas do Paraná, Tafibrás, Tafisa y Dynea.

On July 20, 2015, Arauco do Brasil was notified of the first-level administrative ruling which partially upheld the infringement. Against this ruling, a Voluntary Appeal was filed seeking to revoke the Infringement Notice before the Brazilian Administrative Tax Council (Conselho Administrativo de Recursos Fiscais de Brasil or “CARF”), which is the second administrative level. The CARF’s decision was issued on May 16, 2017 and took into consideration certain arguments presented by the Company regarding the premium but preserving other charges. On September 27, 2018, Arauco do Brasil was notified of the CARF’s decision, for which Arauco do Brasil S.A. filed an appeal for declaration embargoes, to elicit clarifications from the CARF regarding certain points of the decision. On January 25, 2019, the CARF ruled that there were no clarifications or omissions to be made and, consequently, granted a term for filing the last remedy within the administrative realm (“Special Remedy”). This Special Remedy was submitted before the Upper Chamber of Fiscal Remedies of the CARF (CSRF) on February 11, 2019, reiterating the Company’s defense allegations regarding the matters and charges that remained in such process.

On August 28, 2020, the Company learned of an intermediate decision in Grievance of Instrument, issued by CARF that divided the claim into two parts:

(i)

One part that remains awaiting the administrative decision in Special Remedy to the CSRF (the issue of the isolated fine of 50% and interests) with the estimated amount of R$ 29,250,417 (equivalent to ThU.S.$ 5,684 as of December 31, 2020) and that amount will be added interests and readjustments as of January 31, 2019 until the administrative discussion is finished.

(ii)

Second part that closes the administrative discussion (Comment of the contractual expenses deducted in the purchase of Tafisa; Comment of interests and legal expenses on debts paid in the amnesty program; payment of IRPJ and lower CSLL in the second part of 2010). Regarding this second part, the amount of R$ 31,774,176 (equivalent to ThU.S.$ 6,175 as of December 31, 2020) and to this amount interests and readjustments will be added as of August 28, 2020 until the final decision of the discussion court initiated on September 23, 2019, to continue answering that part of the claim. Thus, we enter with a Tax Debt Cancellation Action and we are presenting a guarantee for the suspension of any collection an to obtain the Certificates of Tax Compliance until the final decision of the trial.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2020, Arauco has not made any provision whatsoever in connection with this contingency.

At the closing date, there are no other contingencies in which the Companies act as obligor, that may significantly affect their financial, economic or operational conditions.

Provisions recorded as of December 31, 2020 and 2019 are as follows:

Classes of Provisions	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$
Provisions, Current	386	1,259
Provisions for litigations	386	1,259
Provisions, non-Current	30,450	31,765
Provisions for litigations	6,968	8,265
Other provisions	23,482	23,500

Total Provisions	30,836	33,024

	12-31-2020
Movements in Provisions	Litigations (*) ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	9,524	23,500	33,024
Changes in provisions
Increase in existing provisions	3,257	—	3,257
Used provisions	(2,832)	—	(2,832)
Increase (decrease) in foreign currency exchange	(2,240)	—	(2,240)
Other Increases (Decreases)	(355)	(18)	(373)
Total Changes	(2,170)	(18)	(2,188)
Closing balance	7,354	23,482	30,836

(*)	The increase in legal claims is comprised mainly by ThU.S.$3,045 and ThU.S.$212 (Brazilian and Argentine subsidiaries respectively) in connection with civil and labor lawsuits

	12-31-2019
Movements in Provisions	Litigations (*) ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	10,797	23,500	34,297
Changes in provisions
Increase in existing provisions	1,196	—	1,196
Increase through business combinations	815	—	815
Used provisions	(1,988)	—	(1,988)
Increase (decrease) in foreign currency exchange	(1,942)	—	(1,942)
Other Increases (Decreases)	646	—	646
Total Changes	(1,273)	—	(1,273)
Closing balance	9,524	23,500	33,024

(*)

The increase in legal claims is composed mainly of ThU.S.$1,006 and ThU.S.$92 (Brazilian and Argentine subsidiaries respectively) in connection with civil and labor lawsuits. There are ThU.S.$98 corresponding to EUFORES from Uruguay in connection with a lawsuit against suppliers.

Increase through business combinations is due to Maderas y Sintéticos de México S.A. (current Arauco Industria de México, S.A. de C.V.) for ThU.S.$ 815 where there is a resolution against the company for a lawsuit related to trademark.

	12-31-2018
Movements in Provisions	Litigations (*) ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	15,278	23,458	38,736
Changes in provisions
Increase in existing provisions	1,660	2	1,662
Used provisions	(887)	—	(887)
Increase (decrease) in foreign currency exchange	(5,262)	—	(5,262)
Other Increases (Decreases)	8	40	48
Total Changes	(4,481)	42	(4,439)
Closing balance	10,797	23,500	34,297

(*)	The increase in legal claims is composed mainly of ThU.S.$886 and ThU.S.$776 (Brazilian and Argentine subsidiaries respectively) in connection with civil and labor lawsuits.

Provisions for litigations are related to labor and tax claims whose payment period is uncertain. Other provisions mainly include constitution of provision for the lawsuit of export duties (see Arauco Argentina’s contingent liability set forth in this note).

NOTE 19. INTANGIBLE ASSETS

Classes of Intangible Assets, Net	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$
Intangible assets, net	102,090	106,252
Computer software	31,877	39,065
Water rights	5,684	5,966
Customer	35,092	39,981
Other identifiable intangible assets	29,437	21,240
Classes of intangible Assets, Gross	232,391	220,222
Computer software	116,315	113,487
Water rights	5,684	5,966
Customer	75,626	74,723
Other identifiable intangible assets	34,766	26,046
Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(130,301)	(113,970)
Accumulated amortization and impairment, intangible assets	(130,301)	(113,970)
Computer software	(84,438)	(74,422)
Customer	(40,534)	(34,742)
Other identifiable intangible assets	(5,329)	(4,806)

Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	12-31-2020
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rights ThU.S.$	Customer ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	39,065	5,966	39,981	21,240	106,252
Changes
Additions	6,084	—	—	4,461	10,545
Additions through business combination	—	—	—	5,162	5,162
Disposals	(10)	—	—	—	(10)
Amortization	(10,112)	—	(5,120)	(329)	(15,561)
Increase (Decrease) related to foreign currency translation	(277)	—	231	(116)	(162)
Other Increases (Decreases)	(2,873)	(282)	—	(981)	(4,136)
Changes Total	(7,188)	(282)	(4,889)	8,197	(4,162)
Closing Balance	31,877	5,684	35,092	29,437	102,090

	12-31-2019
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rights ThU.S.$	Customer ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	26,545	5,966	41,634	15,948	90,093
Changes
Additions	17,908	—	—	4,472	22,380
Additions through business combination	223	—	2,800	1,300	4,323
Disposals	(67)	—	—	—	(67)
Amortization	(8,008)	—	(4,769)	(360)	(13,137)
Increase (Decrease) related to foreign currency translation	177	—	316	(120)	373
Other Increases (Decreases)	2,287	—	—	—	2,287
Changes Total	12,520	—	(1,653)	5,292	16,159
Closing Balance	39,065	5,966	39,981	21,240	106,252

Years of Useful life (Average)
Computer Software	5
Customer	15
Brands	7

The amortization of customer and computer software is presented in the Consolidated Statements of Profit or Loss under the Administrative Expenses line item.

NOTE 20. BIOLOGICAL ASSETS

Biological assets comprise forestry plantations, mainly radiata and taeda pine, and to a lesser extent eucalyptus. The plantations are located in Chile, Argentina, Brazil and Uruguay, with a total surface of 1.7 million hectares as of December 31, 2020 out of which 1 million hectares are used for forestry planting, 496 thousand hectares are native forest, 109 thousand hectares are used for other purposes and 82 thousand hectares not yet planted.

For the period ended December 31, 2020, the production volume of logs totaled 18.5 million m3 (20.5 million m3 as of December 31, 2019).

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

•

Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s own industrial centers and sales to third parties at market prices. Sales margin of the different products that are harvested in the forest is also considered in the valuation. The changes in the value of the plantations pursuant to the criteria defined above are accounted for in the results for the fiscal year, as established in IAS 41. These changes are presented in the Consolidated Statements of Profit or Loss under the line item Other income per function, which as of December 31, 2020 amounted to ThU.S.$182,950 (ThU.S.$ 154,705 as of December 31, 2019). The appraisal of biological assets resulted in a greater cost of the lumber sold in comparison to the real incurred cost, which is presented included in the cost of sales which as of December 31, 2020 amounted to ThU.S.$187,378 (ThU.S.$ 194,407 as of December 31, 2019).

•	Forestry plantations are harvested according to the needs of Arauco’s production plants.

•	The discount rates used are 6.4% in Chile, 7.4% Brazil, 11.1% in Argentina and 6.5% in Uruguay.

•	It is expected that prices of harvested timber are constant in real terms based on market prices.

•	Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

•	The average crop age by species and country is:

	Chile	Argentina	Brazil	Uruguay
Pine	24	15	15	—
Eucalyptus	12	10	7	10

The following table sets forth changes in fair value of biological assets considering variations in significant assumptions considered in calculating the fair value of the assets:

		ThU.S.$
Discount rate	0,5	(145,489)
	-0,5	155,191
Margins (%)	10	459,818
	-10	(459,818)

The significant unobservable input data used in the measurement of the fair value of biological assets are discount rates and sales margins of the different products that are harvested from the forest. Increases (decreases) in any of these input data considered in isolation would result in a smaller or greater fair value measurement. A change in the assumption used for the probability of a change in the discount rate is accompanied by a change in the opposite direction in the assumption used before a change in the sales margins.

The adjustment to fair value of biological assets minus sale costs is recorded in the Consolidated Statements of Profit or Loss, under the line item Other Income or Other Expenses, depending on whether it corresponds to profits or losses.

Forestry plantations classified as current Biological assets are those to be harvested and sold within twelve months after the reporting period.

The Company has contracted fire insurance policies for its forestry plantations, which in conjunction with the Company’s resources, allow risks to be minimized.

As of the date of these consolidated financial statements, there are no committed disbursements for the acquisition of biological assets.

Detail of Biological Assets Pledged as Security

As of December 31, 2020, there are no forestry plantations pledged as security.

Detail of Biological Assets with Restricted Ownership

As of the date of these consolidated financial statements, there are no biological assets with restricted ownership.

No significant government grants have been received.

Current and Non-Current Biological Assets

As of the date of these consolidated financial statements, the Current and Non-current biological assets are as follows:

	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$
Current	302,710	275,792
Non-current	3,296,117	3,393,634
Total	3,598,827	3,669,426

Reconciliation of carrying amount of biological assets

	12-31-2020
Movement	Current ThU.S.$	Non-current ThU.S.$	Total ThU.S.$
Opening Balance	275,792	3,393,634	3,669,426
Changes in real incurred cost	(1,140)	(68,081)	(69,221)
Additions through acquisition and costs of new plantations	2,590	182,746	185,336
Sales	—	(47,110)	(47,110)
Harvest	(99,300)	—	(99,300)
Increases (decreases) in Foreign Currency Translation	(12,889)	(85,393)	(98,282)
Loss of forest due to fires	(326)	(9,535)	(9,861)
Transfers from non-current to current	108,786	(108,786)	—
Other increases (decreases)	(1)	(3)	(4)
Changes in fair value	28,058	(29,436)	(1,378)
Gain (losses) arising from changes in fair value minus sale costs	—	182,950	182,950
Sales	—	15,184	15,184
Harvest	(182,753)	—	(182,753)
Loss of forest due to fires	—	(16,759)	(16,759)
Transfers from non-current to current	210,811	(210,811)	—
Total Changes	26,918	(97,517)	(70,599)
Closing balance	302,710	3,296,117	3,598,827

	12-31-2019
Movement	Current ThU.S.$	Non-current ThU.S.$	Total ThU.S.$
Opening Balance	315,924	3,336,339	3,652,263
Changes in real incurred cost	(22,719)	90,999	68,280
Additions through acquisition and costs of new plantations	9,195	217,562	226,757
Sales	—	(2,722)	(2,722)
Harvest	(133,335)	—	(133,335)
Increases (decreases) in Foreign Currency Translation	4,699	(23,091)	(18,392)
Loss of forest due to fires	—	(3,823)	(3,823)
Transfers from non-current to current	96,875	(96,875)	—
Other Increases (decreases)	(153)	(52)	(205)
Changes in fair value	(17,413)	(33,704)	(51,117)
Gain (losses) arising from changes in fair value minus sale costs	(6,588)	161,293	154,705
Sales	—	(4,015)	(4,015)
Harvest	(198,089)	—	(198,089)
Loss of forest due to fires	—	(3,718)	(3,718)
Transfers from non-current to current	187,264	(187,264)	—
Total Changes	(40,132)	57,295	17,163
Closing balance	275,792	3,393,634	3,669,426

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

All Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses several supplies in its productive processes such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the Company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all Arauco’s business units.

These investments are reflected in the Consolidated Financial Statements as Properties, Plants and Equipment when they refer to disbursements in major works executed and are reflected in Expenses when they refer to improvements or management not directly associated with investment projects.

Detail information of disbursements related to the environment

As of December 31, 2020 and 2019 Arauco has made and / or has committed the following disbursements in major environmental projects:

12-31-2020		Disbursements undertaken 2020				Committed Disbursements
Company	Name of project	State of project	Amount ThU.S.$	Asset Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	633	Assets	Properties, plants and equipments	979	2021
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	25,947	Assets	Properties, plants and equipments	27,215	2021
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	Finished	1,750	Expenses	Operating costs	—
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	2,443	Assets	Properties, plants and equipments	9,660	2021
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	Finished	10,693	Expenses	Operating costs	—	—
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	11,786	Expenses	Operating costs	—	—
Arauco Argentina S.A.	Construction emissary	In process	—	Assets	Properties, plants and equipments	697	2021
Arauco Argentina S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	702	Assets	Properties, plants and equipments	10,368	2021
Arauco Argentina S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	125	Assets	Properties, plants and equipments	560	2021
Arauco Argentina S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	1,453	Assets	Properties, plants and equipments	2,147	2021
Maderas Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	178	Expenses	Operating costs	—	—
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	464	Expenses	Operating costs	—	—
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	230	Assets	Properties, plants and equipments	435	2021
Forestal Arauco S.A.	Environmental improvement studies	In process	324	Expenses	Administration expenses	105	2021
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,983	Assets	Properties, plants and equipments	836	2021
Celulosa y Energía Punta Pereira S.A.	Environmental improvement studies	Finished	221	Assets	Properties, plants and equipments	—	—
Celulosa y Energía Punta Pereira S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	547	Assets	Properties, plants and equipments	—	—
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	667	Assets	Properties, plants and equipments	—	—
Forestal Los Lagos S.A.	Environmental improvement studies	In process	179	Expenses	Operating costs	69	2021
Arauco North America, Inc	Environmental improvement studies	In process	784	Assets	Properties, plants and equipments	—	—
Arauco North America, Inc	Environmental improvement studies	Finished	628	Assets	Properties, plants and equipments	—	—
Arauco Industria de México, S.A.de C.V.	Investment projects for the control and management solid industrial waste dumpsite for management of these in the future	Finished	223	Expenses	Operating costs	—	—

		TOTAL	61,960			53,071

12-31-2019		Disbursements undertaken 2019				Committed Disbursements
Company	Name of project	State of project	Amount ThU.S.$	Asset Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	267	Assets	Properties, plants and equipments	792	2020
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	In process	21,927	Assets	Properties, plants and equipments	53,111	2020
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of gas emissions from industrial process	Finished	375	Expense	Operating cost	—	—
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	3,535	Assets	Properties, plants and equipments	6,595	2020
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	Finished	15,570	Expense	Operating cost	—	—
Celulosa Arauco y Constitución S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	348	Assets	Properties, plants and equipments	—	—
Celulosa Arauco y Constitución S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	7,745	Expense	Operating cost	—	—
Arauco Argentina S.A.	Construction emissary	In process	40	Assets	Properties, plants and equipments	697	2020
Arauco Argentina S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	1,174	Assets	Properties, plants and equipments	1,816	2020
Arauco Argentina S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	987	Assets	Properties, plants and equipments	343	2020
Maderas Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	208	Expense	Operating cost	—	—
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	647	Expense	Operating cost	—	—
Maderas Arauco S.A.	Environmental improvement studies	Finished	305	Assets	Properties, plants and equipments	—	—
Forestal Arauco S.A.	Environmental improvement studies	In process	626	Expense	Administration expenses	401	2020
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	684	Assets	Properties, plants and equipments	2,567	2020
Celulosa y Energía Punta Pereira S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	400	Assets	Properties, plants and equipments	100	2020
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	448	Assets	Properties, plants and equipments	—	—
Forestal Los Lagos S.A.	Environmental improvement studies	In process	210	Expense	Operating cost	63	2020
Arauco North America, Inc	Environmental improvement studies	In process	945	Assets	Properties, plants and equipments	530	2020

		TOTAL	56,441			67,015

NOTE 22. NON-CURRENT ASSETS HELD FOR SALE

Arauco decided to sell assets in previous years corresponding mainly to sawmills in Chile and remains committed to its sales plan.

The following table sets forth information on the main types of non-current assets held for sale:

	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$
Land	2,415	2,422
Buildings	1,256	1,256
Property, plant and equipment	206	758
Total	3,877	4,436

As of December 31, 2020, 2019 and 2018, there were no significant effects on results related to the sale of assets held for sale.

NOTE 23. FINANCIAL INSTRUMENTS

23.1 Classification

Arauco’s financial instruments as of December 31, 2020 and 2019, are displayed in the table below. Regarding those instruments valued at an amortized cost, an estimation of their fair value is displayed for informational purposes.

Financial Instruments	December 2020		December 2019
Thousands of dollars	Carrying amount	Fair Value	Carrying amount	Fair Value

Financial assets at fair value through profit or loss (held for trading)	199,771	199,771	634,079	634,079
Derivatives (1)	29	29	121	121
Mutual funds (2)	199,742	199,742	633,958	633,958

Financial assets at amortized cost	1,625,235	1,625,235	1,597,356	1,597,356
Cash and cash equivalents (amortized cost)	864,972	864,972	926,054	926,054
Cash	357,453	357,453	314,981	314,981
Time deposits	507,519	507,519	611,073	611,073
Accounts Receivable (net)	753,987	753,987	651,771	651,771
Trade and other receivables	647,924	647,924	562,419	562,419
Lease receivable	135	135	1,112	1,112
Other receivables	105,928	105,928	88,240	88,240
Accounts receivable due from related parties	6,274	6,274	17,526	17,526
Other financial assets (3)	2	2	2,005	2,005

Hedging assets	30,714	30,714	10,639	10,639

Financial liabilities at amortized cost (4)	6,824,202	7,641,425	6,733,957	7,001,457
Bonds issued denominated in U.S. Dollars	3,519,027	3,970,081	3,502,090	3,554,538
Bonds issued denominated in U.F. (5)	1,188,917	1,458,106	1,329,653	1,475,667
Bank Loans in U.S. Dollars	741,669	770,551	824,581	874,584
Bank borrowing denominated in U.S. Dollars	532,591	600,689	122,441	141,476
Lease liabilities	211,755	211,755	271,025	271,025
Trade and other payables	626,504	626,504	675,287	675,287
Accounts payable to related parties	3,739	3,739	8,880	8,880

Financial liabilities at fair value through profit or loss	74	74	33	33

Hedging Liabilities	39,586	39,586	134,242	134,242

(1)	The derivatives are presented in the line item “other financial assets” in the consolidated statements of financial position.
(2)

Although mutual funds are measured at fair value through profit or loss for purposes of the consolidated statements of financial position mutual funds are classified as “Cash and cash equivalents” due to the are highly liquid short-term investment.

(3)	Corresponds to the balance of assets from margin call for current derivatives (collateral).
(4)

Financial liabilities measured at amortized cost, other than “Trade and other payables”, “Accounts payable to related parties” and derivatives are presented in the consolidated statements of financial position in the line item “Other financial liabilities” as current and non-current based on their maturity.

(5)	The Unidad de Fomento (“U.F.”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index.

23.2 Fair Value Hierarchy of Financial Assets and Liabilities

The assets and liabilities measured at fair value in the consolidated statements of financial position as of December 31, 2020, have been measured based on the valuation methodologies provided in IFRS 13. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

•	Level 1: Securities or quoted prices in active markets for identical assets and liabilities

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

Fair Value	December 2020 ThU.S.$	Level 1 ThU.S.$	Level 2 ThU.S.$	Level 3 ThU.S.$
Financial assets at fair value
Derivatives	29		29
Mutual Funds	199,742	199,742

Hedging assets	30,714		30,714

Financial liabilities at fair value through profit or loss	74		74

Hedging liabilities	39,586		39,586

At the closing date of these consolidated financial statements, there have been no transfers between the different hierarchy levels.

23.3 Explanation of the valuation of Financial Instruments.

Cash and cash equivalent and accounts receivable

The carrying amount of accounts receivable, cash and cash equivalents (including mutual funds), and other financial assets and liabilities approximate their fair value due to the short-term nature of such instruments.

Derivative financial instruments

Arauco’s current derivatives are valued under the cash flow discount method. These flows are discounted at the rate applicable according to the transaction’s and counterparties’ risk, using an internal methodology based on the information obtained from Bloomberg.

Given thath our cross-currency swaps correspond to future flows in UF, U.S. dollars and Euros, Arauco calculates the current value of such flows by using the UF zero coupon curve, Dollar zero coupon and the Euro zero coupon.

The fair value of the interest rate swap contracts is calculated by reference to the rate differential between the agreed upon rate and the market rate as of the end date of these financial statements.

The fair value of the currency forward contracts is calculated by reference to the current forward exchange rates of contracts with similar maturity profiles.

The fair value of zero cost collar contracts is calculated by reference to the price differential between the agreed price range and the market price of the hedge’s object.

The counterparty risk uses the Z-Spread obtained from the curve of the bonds issued by counterparties, and they are deducted from each flow as appropriate.

Financial Liabilities

The fair value of bonds issued was determined with reference to quoted market prices as they have standard terms and conditions.

The fair value of bank borrowings was determined based on discounted cash flow analysis applying the corresponding discount yield curves to the remaining term to maturity.

Disclosures of the fair value of financial liabilities at amortized cost are determined via the use of discounted cash flows, calculated over variables of the observable markets as of the date of informing the consolidated financial statements, and correspond to Level 2 of the fair value hierarchy.

The following table sets forth a reconciliation between the financial liabilities and the consolidated statements of financial position as of December 31, 2020 and 2019:

Thousands of dollars	December 2020
	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Other non-current financial liabilities, Total	Total
Bonds obligations	32,053	58,871	90,924	214,092	584,344	3,818,584	4,617,020	4,707,944
Bank borrowing	30,774	184,660	215,434	473,233	335,247	250,346	1,058,826	1,274,260
Swap and Forward	778	—	778	38,882	—	—	38,882	39,660

Other Financial Liabilities, Total (a)	63,605	243,531	307,136	726,207	919,591	4,068,930	5,714,728	6,021,864

Thousands of dollars	December 2020
	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non-current	Total
Lease liabilities	18,631	45,009	63,640	85,964	21,906	40,245	148,115	211,755

Lease liabilities, Total (b)	18,631	45,009	63,640	85,964	21,906	40,245	148,115	211,755

Thousands of dollars	December 2020
	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non-current	Total
Trades and other payables	585,428	41,076	626,504	—	—	—	—	626,504
Accounts payable to related companies	3,739	—	3,739	—	—	—	—	3,739

Accounts Payable, Total (c)	589,167	41,076	630,243	—	—	—	—	630,243

Financial Liabilities, Total (a) + (b) + (c)	671,403	329,616	1,001,019	812,171	941,497	4,109,175	5,862,843	6,863,862

Thousands of dollars	December 2019
	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Other non-current financial liabilities, Total	Total
Bonds obligations	22,374	254,330	276,704	201,427	577,884	3,775,728	4,555,039	4,831,743
Bank borrowing	69,971	113,334	183,305	196,611	502,772	64,334	763,717	947,022
Swap and Forward	837	—	837	133,438	—	—	133,438	134,275

Other Financial Liabilities, Total (a)	93,182	367,664	460,846	531,476	1,080,656	3,840,062	5,452,194	5,913,040

Thousands of dollars	December 2019
	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non-current	Total
Lease liabilities	21,518	47,690	69,208	117,608	46,408	37,801	201,817	271,025

Lease liabilities, Total (b)	21,518	47,690	69,208	117,608	46,408	37,801	201,817	271,025

Thousands of dollars	December 2019
	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non-current	Total
Trades and other payables	672,809	248	673,057	2,230	—	—	2,230	675,287
Accounts payable to related companies	8,880	—	8,880	—	—	—	—	8,880

Accounts Payable, Total (c)	681,689	248	681,937	2,230	—	—	2,230	684,167

Financial Liabilities, Total (a) + (b) + (c)	796,389	415,602	1,211,991	651,314	1,127,064	3,877,863	5,656,241	6,868,232

23.4 Derivative Instruments

Hedging instruments recorded as of December 31, 2020 are cash flow hedges. Arauco uses derivatives for hedging purposes, such as cross currency swaps, currency and commodity forwards, interest rate swaps, and options. Depending on the fair value of each instrument, the position could be either an asset or a liability, and they are listed in the Consolidated Statements of Financial Position under Other Non-Current Financial Assets or Other Non-Current Financial Liabilities, respectively. The effects for the period are presented in Consolidated statement of changes in equity as Other Comprehensive Income or the Statements of Comprehensive Income as Finance Income or Finance Costs, net of differences in exchange rate of the hedged items and the deferred tax.

A summary of the derivative financial instruments included in the consolidated statements of financial position as of December 31, 2020 and 2019, is presented below:

Financial Instruments	December 2020 Fair Value ThU.S.$	December 2019 Fair Value ThU.S.$
Assets at fair value through profit or loss (held for trading)	29	121
Derivatives (1)	29	121

Hedging Assets	30,714	10,639
Derivatives (1)	4,343	5,827
Cross Currency Swaps	26,371	4,812

Financial liabilities at fair value through profit or loss	(74)	(33)
Derivatives (1)	(74)	(19)
Forward (2)	—	(14)

Hedging Liabilities	(39,586)	(134,242)
Cross Currency Swaps	(4,245)	(22,842)
Derivatives (1)	(35,341)	(111,400)

(1)	Includes Swap, Zero Cost Collar, and Forward and IRS from Chile, USA and Uruguay tables.
(2)	Includes Forwards from Colombia and Chile.

23.4.1. Chile

In order to cover the exposure to variation in cash flows associated with fluctuations in exchange rates, interest rates or commodity prices, Arauco Chile has the following derivatives as of December 31, 2020 and 2019:

Cross Currency Swaps

Cross currency swaps to cover the exposure to the exchange rate risk generated from bonds denominated in U.F.

Bond	Institution	Amount U.S.$	Amount U.F.	Starting date	Ending date	December 2020 Fair Value ThU.S.$	December 2019 Fair Value ThU.S.$
F	Deutsche Bank - U.E.	35,687,705	818,182	10-30-2011	10-30-2021	(1,775)	(4,435)
F	JP Morgan - N.A.	35,687,705	818,182	10-30-2011	10-30-2021	(1,755)	(4,392)
F	Scotiabank - Chile	31,439,809	818,182	10-30-2014	04-30-2023	2,825	615
F	Scotiabank - Chile	31,400,541	818,182	10-30-2014	04-30-2023	2,965	801
F	Santander - Chile	31,072,144	818,182	10-30-2014	04-30-2023	3,341	1,214
F	BCI - Chile	30,781,277	818,182	10-30-2014	04-30-2023	3,697	1,611
F	Banco de Chile - Chile	31,072,144	818,182	04-30-2019	10-30-2029	2,493	418
J	Itau - Chile	42,864,859	1,000,000	09-01-2010	09-01-2020	—	(5,123)
J	Scotiabank - Chile	42,864,859	1,000,000	09-01-2010	09-01-2020	—	(5,123)
J	Deutsche - U.K.	42,864,859	1,000,000	09-01-2010	09-01-2020	—	(5,132)
J	Santander – Spain	42,873,112	1,000,000	09-01-2010	09-01-2020	—	(5,118)
J	Scotiabank - Chile	42,864,257	1,000,000	09-01-2010	09-01-2020	—	(5,075)
P	Itau - Chile	46,474,122	1,000,000	05-15-2012	11-15-2021	(4,727)	(7,100)
P	JP Morgan - N.A.	47,163,640	1,000,000	11-15-2012	11-15-2021	(5,241)	(7,420)
P	Scotiabank - Chile	42,412,852	1,000,000	11-15-2013	11-15-2023	(94)	(2,416)
P	Santander - Chile	41,752,718	1,000,000	11-15-2013	11-15-2023	718	(1,609)
P	Deutsche - U.K.	41,752,718	1,000,000	11-15-2013	11-15-2023	720	(1,594)
Q	BCI - Chile	5,398,153	125,000	10-01-2014	04-01-2021	(267)	(1,755)
Q	BCI - Chile	5,399,587	125,000	10-01-2014	04-01-2021	(266)	(1,747)
R	Santander - Chile	128,611,183	3,000,000	10-01-2014	04-01-2024	(3,812)	(11,059)
R	JP Morgan - U.K	43,185,224	1,000,000	10-01-2014	04-01-2024	(1,154)	(3,461)
R	Itau - Chile	43,277,070	1,000,000	10-01-2014	04-01-2024	(1,208)	(3,486)
S	Santander - Chile	201,340,031	5,000,000	11-15-2016	11-15-2026	9,612	153
W	Goldman Sachs - N.A.	40,521,750	1,000,000	10-10-2018	10-10-2028	(2,029)	(3,360)
W	Scotiabank - Chile	40,537,926	1,000,000	10-10-2018	10-10-2028	(1,939)	(3,169)
W	Goldman Sachs - N.A.	40,066,555	1,000,000	10-10-2018	10-10-2028	(1,390)	(2,766)
X	Santander - Chile	118,400,504	3,000,000	10-10-2018	10-10-2038	(2,675)	(1,036)
X	Santander - Chile	97,971,786	2,500,000	10-10-2018	10-10-2038	(1,955)	(614)

						(3,916)	(82,178)

Cross currency swaps contracts to cover the exposure to the risk of the exchange rate for bank contracts in Euro.

Institution	Amount U.S.$	Amount EUR	Starting date	Ending date	December 2020 Fair Value ThU.S.$	December 2019 Fair Value ThU.S.$
Santander - Chile	118,670,000	100,000,000	06-15-2021	12-15-2029	(1,027)	(4,903)
Banco de Chile - Chile	59,335,000	50,000,000	06-15-2021	12-15-2029	(488)	(2,428)
MUFG - N.A.	118,670,000	100,000,000	06-15-2021	12-15-2029	(896)	(4,846)
JP Morgan - N.A.	237,340,000	200,000,000	06-15-2021	12-15-2029	(2,048)	(9,740)
HSBC - N.A.	59,335,000	50,000,000	06-15-2021	12-15-2029	(595)	(2,493)

					(5,054)	(24,410)

Forward

Forward contracts to hedge the exchange rate risk exposure in connection with construction company contracts in local currency. Arauco Chile has no forward contracts as of December 31, 2020. The contracts as of December 31, 2019 are detailed in the following table:

Institution	Amount U.S.$	Amount CLP	Starting date	Ending date	December 2020 Fair Value ThU.S.$	December 2019 Fair Value ThU.S.$
Banco de Chile - Chile	7,896,461	5,446,189,313	10-11-2019	12-11-2020	—	(3,543)
Banco de Chile - Chile	7,886,170	5,446,189,313	10-11-2019	12-11-2020	—	(3,482)
BCI - Chile	7,873,629	5,446,189,313	10-11-2019	12-11-2020	—	(3,408)
Itau - Chile	7,880,465	5,446,189,313	10-11-2019	12-11-2020	—	(3,449)
Itau - Chile	7,836,244	5,446,189,313	10-11-2019	12-11-2020	—	(3,188)
Itau - Chile	7,783,384	5,446,189,314	10-11-2019	12-11-2020	—	(3,065)
BCI - Chile	7,590,508	5,446,189,314	10-11-2019	12-11-2020	—	(1,855)
Itau - Chile	9,800,539	7,625,015,061	01-10-2020	12-11-2020	—	2,131
Scotiabank - Chile	9,791,980	7,625,015,061	01-10-2020	12-11-2020	—	2,175

					—	(17,684)

Arauco needs to minimize the risk of the exchange rate, as it holds debt in other currencies different from U.S. dollars. The objective of this position in the swap is to eliminate the uncertainty of the exchange rate, exchanging the flows derived from obligations expressed in other currencies of the liabilities described above, with flows in U.S. dollars (Arauco’s functional currency), at a fixed and determined exchange rate as of the agreement’s execution date.

Zero Cost Collars

Zero cost collar to cover the exposure to the Fuel Oil No. 6 and Brent, instruments for oil used by our plants.

Commodity	Institution	Volume	Unit	Starting date	Ending date	December 2020 Fair Value ThU.S.$	December 2019 Fair Value ThU.S.$
Fuel Oil N°6	JP Morgan - N.A.	123,906	bbl	11-01-2020	04-01-2021	1,029	—
Fuel Oil N°6	Goldman Sachs - N.A.	61,953	bbl	11-01-2020	04-01-2021	516	—
Brent	BNP Paribas - E.U.	220,000	bbl	08-01-2021	07-01-2022	280	—
Brent	Goldman Sachs - N.A.	220,000	bbl	08-01-2021	07-01-2022	404	—

						2,229	—

Interest Rate Swap

Interest rate swap to fix the rate associated to loans with a variable rate.

Institution	Amount US$	Starting date	Ending date	December 2020 Fair Value ThU.S.$	December 2019 Fair Value ThU.S.$
Goldman Sachs - N.A.	100,000,000	03-27-2020	09-27-2023	(750)	—
MUFG - N.A.	100,000,000	03-27-2020	09-27-2023	(737)	—

				(1,487)	—

Through an effectiveness test, and pursuant to IFRS 9, we were able to validate that the aforementioned hedging instruments are highly effective within an acceptable range for Arauco, for the purposes of eliminating the uncertainty of the exchange rate in the commitments derived from the hedged object.

23.4.2. Colombia

Arauco Colombia has not forward contracts as of December 31, 2020. The contracts as of December 31, 2019 are detailed in the following table:

Exchange rate	Institution	Amount ThU.S.$	Starting date	Ending date	December 2019 Fair Value ThU.S.$
USDCOP	Corpbanca Colombia	2,100	11-07-2019	01-14-2020	(8)
USDCOP	Corpbanca Colombia	1,700	11-25-2019	02-11-2020	(6)

					(14)

23.4.3. Uruguay

Forward

As of December 31, 2020 and 2019, Arauco through its subsidiaries as a joint operation (50%) in Uruguay maintains the following forward contracts in force and effect for the purposes of ensuring an exchange rate for sale of dollars:

Exchange rate	Institution	Notional ThU.S.$	December 2020 Fair Value ThU.S.$
UYUUSD	Santander-Uruguay	16,205	768
UYUUSD	HSBC-Uruguay	5,855	366
EURUSD	HSBC-Uruguay	1,062	41

			1,175

Exchange rate	Institution	Notional ThU.S.$	December 2019 Fair Value ThU.S.$
UYUUSD	Santander - Uruguay	8,070	(182)
UYUUSD	HSBC - Uruguay	12,915	(264)
UYUUSD	Citibank U.K.	1,500	(101)
UYUUSD	Itaú - Uruguay	3,710	(4)
EURUSD	Citibank U.K.	833	(20)

			(571)

Arauco Uruguay’s profits and through its subsidiaries as a joint operation (50%), also face exposure to the price variation of certain fuels, as occurs with Fuel Oil N°6, which is used during the pulp manufacturing process. In order to minimize this risk, the volatility of future flows associated to the purchase of Fuel Oil No. 6 through forwards of this commodity. The agreements that are in force and effect as of December 31, 2020 and 2019, are detailed below:

Commodity	Institution	Notional ThU.S.$	December 2020 Fair Value ThU.S.$
Fuel Oil N°6	JP Morgan - N.A.	7,059	190
Fuel Oil N°6	DNB Bank ASA	4,923	(72)

			118

Commodity	Institution	Notional ThU.S.$	December 2019 Fair Value ThU.S.$
Fuel Oil N°6	JP Morgan - N.A.	6,925	878
Fuel Oil N°6	DNB Bank ASA	5,241	472

			1,350

Interest Rate Swap

In addition, Arauco through its subsidiaries as a joint operation (50%) in Uruguay maintains an Interest Rate Swap in force and effect, a derivative instrument which purpose is to set the interest rate of a variable rate debt in the same currency (USD). The valuation off this instrument as of December 31, 2020 and 2019 is shown below:

Exchange rate	Institution	Notional ThU.S.$	December 2020 Fair Value ThU.S.$
USD	DNB Bank ASA	25,319	(559)

Exchange rate	Institution	Notional ThU.S.$	December 2019 Fair Value ThU.S.$
USD	DNB Bank ASA	33,758	(8)

23.4.4. Estados Unidos

Interest Rate Swap

As of December 31, 2020, Arauco through its subsidiary in United States maintains an Interest Rate Swap with the purpose of setting the interest rate of a variable rate debt in the same currency (USD). The instrument was settled on September 2020 and the valuation off this instrument as of December 31, 2020 is shown below:

Institution	Amount US$	Starting date	Ending date	December 2020 Fair Value ThU.S.$
JP Morgan - N.A.	100,000,000	04-28-2020	10-28-2023	(474)
Goldman Sachs N.A.	100,000,000	04-28-2020	10-28-2023	(486)
JP Morgan - N.A.	100,000,000	04-28-2020	10-28-2023	(463)

				(1,423)

23.5 Cash equivalent, Loans and Receivables

The financial assets measured at amortized cost using the effective interest method and tested for impairment are: cash and cash equivalent, time deposits, repurchase agreements, trade and other current/non-current receivables (with third parties and from related parties)

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. In the consolidated statements of financial position, they are included in line items “Cash and cash equivalents” (certain components of cash and cash equivalents), “Trade and Other Current/Non-Current Receivables” and “Accounts receivable from related parties”.

As of December 31, 2020 and 2019, there are provisions for impairment for ThU.S.$ 8,000 and ThU.S.$ 16,368, respectively.

	December 2020 ThU.S.$	December 2019 ThU.S.$
Financial assets at amortized cost	1,625,235	1,597,356
Cash and cash equivalents (Mutual Funds not included)	864,972	926,054
Cash	357,453	314,981
Time Deposits	507,519	611,073
Trade and other receivables (net)	760,261	669,297
Trade and other receivables	647,924	562,419
Lease receivable	135	1,112
Other receivables	105,928	88,240
Accounts receivable from related parties	6,274	17,526
Other financial assets	2	2,005

23.5.1. Cash and Cash Equivalents

Includes cash on hand, bank checking account balances and time deposits and other short term highly liquid investments with an original maturity of three months or less. They are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

The composition of cash and cash equivalents (including the balance of mutual funds displayed in this note as valuation, instruments at fair value with profit or loss) at December 31, 2020 and 2019, classified by currency is as follows:

	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$
Cash and Cash Equivalents	1,064,714	1,560,012
U.S. Dollars	773,822	1,412,688
Euro	3,891	2,264
Mexican pesos	43,049	13,684
Other currencies	194,942	68,916
Chilean pesos	49,010	62,460

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

The allowance for doubtful accounts is presented as a deduction of trade and other receivables. The provision for doubtful accounts is established based on an analysis of the age of the portfolio and considering the insurance coverage on accounts receivable. Other conditions are assessed for example when there is objective evidence that Arauco will not receive payments under the original sale terms and when the customer is a party to a bankruptcy court agreement or cessation of payments, and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

23.5.5 Accounts receivable from related parties: Represent enforceable rights for Arauco resulting from the normal course of business, calling normal to the line of business, activity or purpose of exploitation and financing, and which Arauco owns a non-controlling ownership of the counterparty.

The following table sets forth trade and other current/non-current receivables classified by currencies as of December 31, 2020 and 2019:

	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$
Trades and other current receivables	737,381	642,315
U.S. Dollars	542,296	435,663
Euros	10,448	8,483
Mexican pesos	30,856	33,981
Other currencies	54,118	74,544
Chilean pesos	96,847	86,954
U.F.	2,816	2,690

Accounts receivable from related parties, current	6,274	17,526
U.S. Dollars	369	1,319
Other currencies	829	197
Chilean pesos	5,076	15,512
U.F.	—	498

Trade and other non-current receivables	16,606	9,456
U.S. Dollars	13,637	3,691
Other currencies	40	351
Chilean pesos	2,859	2,983
U.F.	70	2,431

23.6 Financial Liabilities

Arauco’s financial liabilities to the date of these consolidated financial statements are as follows:

Financial Liabilities	December 2020 ThU.S.$	December 2019 ThU.S.$
Total Financial Liabilities	6,863,862	6,868,232
Financial liabilities at fair value through profit or loss (held for trading)	74	33
Hedging Liabilities	39,586	134,242
Financial Liabilities Measured at Amortized Cost	6,824,202	6,733,957

The following table sets forth the current portion of the non-current bank borrowings and debt issued as of December 31, 2020 and 2019.

	December 2020 ThU.S.$	December 2019 ThU.S.$
Bank borrowings - current portion	123,087	62,220
Bonds issued - current portion	80,074	85,641
Total	203,161	147,861

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

At the end of each reporting period, Arauco includes in this category bank borrowings, bonds issued denominated in U.S. Dollars and in U.F., lease liabilities, and trade and other payables.

	Currency	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$
		Amortized Cost		Fair Value
Total Financial Liabilities		6,824,202	6,733,957	7,641,425	7,001,457
Bonds Issued	U.S. Dollar	3,519,027	3,502,090	3,970,081	3,554,538
Bonds Issued	U.F.	1,188,917	1,329,653	1,458,106	1,475,667
Bank borrowings	U.S. Dollar	741,669	824,581	770,551	874,584
Bank borrowings	Euro	531,181	116,259	600,689	141,476
Bank borrowings	Other currencies	1,410	6,182	—	—
Lease liabilities	U.F.	27,373	41,633	27,373	41,633
Lease liabilities	Chilean pesos	77,158	107,046	77,158	107,046
Lease liabilities	Mexican pesos	644	10,025	644	10,025
Lease liabilities	U.S. Dollar	87,822	83,585	87,822	83,585
Lease liabilities	Euro	314	52	314	52
Lease liabilities	Other currencies	18,444	28,684	18,444	28,684
Trades and Other Payables	U.S. Dollar	153,860	157,754	153,860	157,754
Trades and Other Payables	Euro	11,924	20,414	11,924	20,414
Trades and Other Payables	Mexican pesos	26,400	22,272	26,400	22,272
Trades and Other Payables	Other currencies	99,428	94,946	99,428	94,946
Trades and Other Payables	Chilean pesos	298,908	348,155	298,908	348,155
Trades and Other Payables	U.F.	35,984	31,746	35,984	31,746
Accounts payable to related parties	U.S. Dollar	236	454	236	454
Accounts payable to related parties	Chilean pesos	3,503	8,426	3,503	8,426

The financial liabilities at amortized cost presented in the consolidated statements of financial positions as of December 31, 2020 and 2019 are as follows:

	December 2020 ThU.S.$
	Current	Non-Current	Total
Other financial liabilities	306,358	5,675,846	5,982,204
Lease liabilities	63,640	148,115	211,755
Trade and other payables	626,504	—	626,504
Accounts payable to related parties	3,739	—	3,739

Total Financial Liabilities Measured at Amortized Cost	1,000,241	5,823,961	6,824,202

	December 2019 ThU.S.$
	Current	Non-Current	Total
Other financial liabilities	460,009	5,318,756	5,778,765
Lease liabilities	69,208	201,817	271,025
Trade and other payables	673,057	2,230	675,287
Accounts payable to related parties	8,880	—	8,880

Total Financial Liabilities Measured at Amortized Cost	1,211,154	5,522,803	6,733,957

23.8 Cash Flow Hedges Reserve Reconciliation

The following table sets forth the reconciliation balances of cash flow hedges presented in Other Comprehensive Income:

	January-December
	2020 ThU.S.$	2019 ThU.S.$	2018 ThU.S.$
Opening balance - under IAS 39 and IFRS 9, respectively	9,010	13,395	4,752
Amounts restated through reserve of cash flow hedges	—	—	(1,918)
Opening balance - in accordance with IFRS 9	9,010	13,395	2,834
Gains (losses) on cash flow hedges, before tax	8,222	23,156	30,321
Reclassification adjustments on cash flow hedges, before tax	(67,785)	(29,227)	(15,286)
Income tax relating to cash flow hedges of other comprehensive income	13,546	1,686	(4,474)
Closing balance	(37,007)	9,010	13,395

23.9 Capital Disclosures

23.9.1 Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco’s policies on capital management have the objective of:

a)	Ensuring business continuity and normal operations in the long term;

b)	Ensuring funding for new investments to achieve sustainable growth over time;

c)	Keeping adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and

d)	Maximizing the Company’s value and providing an adequate return to shareholders.

23.9.2 Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings and bonds issued).

23.9.3 Quantitative Information on Capital Management

The following table sets forth the financial covenants that the Company has to comply with as part of the terms of certain of its obligations:

Instrument	December 2020 ThU.S.$	December 2019 ThU.S.$	Interest coverage >= 2,0x	Debt level (1) <= 1,2x
Domestic bonds (Chile)	1,188,917	1,329,653	N/R	✓
Syndicate Loan Scotiabank	200,022	200,703	✓	✓
Syndicate Loan Banco Estado - Grayling	300,121	301,452	✓	✓
Syndicate ECA Banco BNP Paribas	531,181	116,259	✓	✓

N/R: Not required for the financial obligation

(1)	Debt to equity ratio (financial debt divided by equity plus non-controlling interests)

As of December 31, 2020 and 2019, Arauco has complied with all of its financial covenants.

The following table sets forth the credit ratings of our debt instruments as of December 31, 2020 and 2019, are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local bonds	—	AA-	—	AA
Foreign bonds	BBB-	BBB	Baa3	—

Capitalization requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial covenants established in current debt arrangements. The Company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions and based on opportunities that may arise to improve the Company’s level of liquidity.

The capitalization of Arauco as of December 31, 2020 and 2019 is as follows:

	December 2020 ThU.S.$	December 2019 ThU.S.$
Equity	7,415,635	7,369,415
Bank borrowings	1,274,260	947,022
Lease liabilities	211,755	271,025
Bonds issued	4,707,944	4,831,743

Capitalization	13,609,594	13,419,205

23.10 Risk Management

Arauco’s financial instruments are exposed to various financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks).

Arauco’s overall risk management program focuses on uncertainty in financial markets and aims to minimize potential adverse effects on Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Corporate Finance Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units. The company is not actively involved in trading its financial assets for speculative purposes.

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

Accounts exposed to credit risk are trade receivables, financial lease debtors and other debtors.

Arauco does not have a securitized portfolio.

	December 2020 ThU.S.$	December 2019 ThU.S.$
Current Receivables

Trade receivables	646,607	559,164
Financial lease receivables	109	912
Other debtors	90,665	82,239
Net subtotal	737,381	642,315

Trade receivables	649,680	568,123
Financial lease receivables	109	912
Other debtors	93,168	85,848
Gross subtotal	742,957	654,883

Provision for doubtful trade receivables	3,073	8,959
Provision for doubtful lease receivables	—	—
Provision for doubtful other debtors	2,503	3,609
Subtotal Bad Debt	5,576	12,568

Non-Current Receivables

Trade receivables	1,317	3,255
Financial lease receivables	26	200
Other debtors	15,263	6,001
Net Subtotal	16,606	9,456

Trade receivables	3,741	7,055
Financial lease receivables	26	200
Other debtors	15,263	6,001
Gross subtotal	19,030	13,256

Provision for doubtful trade receivables	2,424	3,800
Provision for doubtful lease receivables	—	—
Provision for doubtful other debtors	—	—
Subtotal Bad Debt	2,424	3,800

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

As of December 31, 2020, Arauco’s balance for commercial debtors was ThU.S.$ 653,421 of which, according to the agreed sales conditions, 52.67% corresponded to sales on credit (open account), 46.75% to sales with letters of credit and 0.58% to other types of sales, distributed in 2,359 debtors. The client with the largest Open Account debt represented 1.53% of the total accounts receivable as of that date.

Below we provide detail regarding accounts receivable, classified in tranches:

December 31, 2020
Age of trade receivables
Days	Non- past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S.$	625,225	21,502	474	96	636	11	70	72	299	5,036	653,421
%	95.68%	3.29%	0.07%	0.01%	0.10%	0.00%	0.01%	0.01%	0.05%	0.78%	100%

December 31, 2019
Age of trade receivables
Days	Non- past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S.$	531,881	28,469	899	309	18	846	22	34	389	12,311	575,178
%	92.47%	4.95%	0.16%	0.05%	0.00%	0.15%	0.00%	0.01%	0.07%	2.14%	100%

Arauco applies the simplified approach regarding the expected losses from commercial debtors, which allows for the use of an estimate of expected credit losses over the instrument’s lifespan for all commercial accounts receivable. In order to establish this estimate, the commercial debtors have been grouped in relation to the corresponding risks for sales conditions as well as for tranches, including clients that are up-to-date or in default.

Days	Non- past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
Letters of credit	302,718	2,625	92	38	—	—	—	—	—	—	305,473
Loss allowance provision	—	—	—	—	—	—	—	—	—	—	—
Expected loss rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

Credit line	319,874	17,775	355	58	636	11	70	72	299	5,036	344,186
Loss allowance provision	—	—	12	6	64	1	7	72	299	5,036	5,497
Expected loss rate	0.00%	0.00%	3.38%	10.34%	10.06%	9.09%	10.00%	100.00%	100.00%	100.00%

Others	2,633	1,102	27	—	—	—	—	—	—	—	3,762
Loss allowance provision	—	—	—	—	—	—	—	—	—	—	—
Expected loss rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

Trade receivables, total (ThU.S.$)	625,225	21,502	474	96	636	11	70	72	299	5,036	653,421
Allowance for doubtful accounts, total (ThU.S.$)	—	—	12	6	64	1	7	72	299	5,036	5,497

Arauco does not conduct rescheduling or renegotiations with its clients that imply an amendment to the maturity of the invoices and, should it be necessary, any debt renegotiation with a client shall be analyzed on a case-by-case basis and subjected to the approval of the Corporate Finance Division.

Regarding the loss allowance provision for trade receivables and others, below we provide detail for the movements as of December 31, 2020, 2019 and 2018:

	December 2020 ThU.S.$	December 2019 ThU.S.$	December 2018 ThU.S.$
Opening balance at January 1 - under IAS 39	(16,368)	(15,147)	(17,785)
Amounts restated through opening retained earnings	—	—	(2,875)
Opening loss allowance as at January 1 - under IFRS 9	(16,368)	(15,147)	(20,660)
Increase in allowance for trade receivables recognised in profit or loss during the year	(1,369)	(2,506)	(5,027)
Receivables written off during the year as uncollectible	6,970	163	8,620
Unused amount reversed	2,767	1,122	1,920
Closing balance	(8,000)	(16,368)	(15,147)

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

In order to minimize the credit risk for term or Open Account sales, it is Arauco’s policy to take out insurance to cover the export sales of companies Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Forestal Arauco S.A., Arauco Argentina S.A., and Arauco do Brasil S.A., as well as the domestic sales of Arauco Europe Coöperatief U.A., Arauco Argentina S.A., Araucomex S.A. de C.V., Arauco Industria de México, S.A. de C.V., Arauco Colombia S.A., Arauco Perú S.A., Arauco North America, Inc., Arauco Canada Ltd., Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Arauco Florestal Arapoti, Arauco Forest Brasil S.A., Arauco do Brasil S.A., Arauco Industria de Paineis Ltda. and Arauco Nutrientes SPA. Arauco works with credit insurance company Euler Hermes World Agency (Aa3 rating, as per risk rating companies Moody’s and AA by S&P). The company grant a 90% coverage over the amount of each invoice, without deductibles, for registered clients and of 90% for non-registered clients (*).

(*)

Non-registered clients are those whose lines are under ThU.S.$ 100 (equivalent currency of their invoicing) of the credit sales for all companies in the Arauco group that have a valid insurance policy. The top lines are from nominated clients.

As another way of minimizing risk and supporting a line of credit approved by the Credit Committee, Arauco holds guarantees such as mortgages, pledges, Standby letters of credit, bank performance bonds, checks, promissory notes, loans or any other that could be required under the laws of each country. The total amount held in guarantees amounts to ThU.S.$100,714, effective as of December 2020, as summarized in the following chart. The procedure for guarantees is regulated by Arauco’s Policy on Guarantees, whose purpose is to control their accounting, due date and custody.

Guarantees Arauco Group (ThU.S.$)
Guarantees Debtors (received from clients)
Certificate of deposits	7,107	7,1%
Standby	8,680	8,6%
Promissory notes	78,575	78,0%
Finance	2,570	2,6%
Mortgage	2,207	2,2%
Pledge	175	0,2%
Promissory notes	1,400	1,4%

Total Guarantees	100,714	100%

The maximum exposure to credit risk is limited to the value at amortized cost of the Debtors’ account for sales registered as of the date of this report, minus the percentage of sales insured by the aforementioned credit insurance companies and the guarantees granted in favor of Arauco.

In summary, the open account debt covered by the various insurance policies and guarantees amounts to 94.3% and, therefore, Arauco’s portfolio exposure amounts to 5.7%.

Secured Open Accounts Receivable	ThU.S.$	%

Total open accounts receivable	368,481	100.0%
Secured receivables (*)	347,478	94.3%
Unsecured receivables	21,003	5.7%

(*)	Insured Debt is deemed to be the portion of accounts receivable that is covered by a credit company or by guarantees such as standby letters of credit, mortgages, performance bonds, among others

Investment Policy:

Arauco has an Investment Policy which identifies and limits the financial instruments and the entities into which the Arauco companies, in particular Celulosa Arauco y Constitucion S.A., are authorized to invest. The Company’s Treasury Department is centralized with operations in Chile. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long-term debt subscriptions. Exceptions to this rule apply to short and long-term debt, and will be for specific investments made through other companies where authorization is required from the Chief Financial Officer.

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

The required information to evaluate the various criteria are obtained from published financial statements from the banks under evaluation and from the credit risk ratings of short and long-term debt securities obtained from rating agencies authorized by the Superintendence of Banks and Financial Institutions (Fitch Ratings Chile, Humphreys and Feller Rate).

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

Explanation of Objectives, Policies and Processes for Risk Management, and Measurement Methods

The Corporate Financial Management Division monitors on an ongoing basis the Company’s cash flow forecasts based on short and long-term forecasts and available financing alternatives. In order to manage the risk level of financial assets, Arauco follows its investment policy.

The following tables detail Arauco’s liquidity analysis for its financial liabilities as of December 31, 2020 and 2019. The tables have been drawn up based on the contractual undiscounted cash outflows and their remaining contractual maturities:

December 31, 2020				Maturity							Total		Effective rate	Nominal rate
Tax ID	Name	Currency	Loans with banks	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Scotiabank	1.379	1.378	2.733	202.733	—	—	—	2.756	205.465	1.35%	Libor 6M + 1.1%
93.458.000-1	Celulosa Arauco y Constitución S.A.	Euros	BNP Paribas / ECA	—	31.224	57.365	56.798	56.251	55.658	216.997	31.224	443.068	1.06%	1.06%
—	Zona Franca Punta Pereira S.A.	U.S. Dollars	Banco Interamericano de Desarrollo A	1.117	1.104	2.172	2.123	—	—	—	2.221	4.295	2.33%	Libor 6M + 2.05%
—	Zona Franca Punta Pereira S.A.	U.S. Dollars	Banco BBVA	—	18.341	—	—	—	—	—	18.341	—	1.00%	1.00%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollars	Banco Interamericano de Desarrollo A	4.517	4.466	8.785	8.588	—	—	—	8.982	17.373	2.33%	Libor 6M + 2.05%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollars	Finn Vera/Finnish Export Credit	25.589	25.200	49.269	24.065	—	—	—	50.789	73.335	3.20%	3.20%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollars	DnB Nor	187	155	218	93	—	—	—	342	311	—	—
—	Eufores S.A.	U.S. Dollars	Banco República Oriental del Uruguay	—	26.551	—	—	—	—	—	26.551	—	1.54%	Libor 6M + 1.3%
—	Eufores S.A.	U.S. Dollars	Citibank	—	2.514	—	—	—	—	—	2.514	—	1.16%	Libor 6M + 0.9%
—	Eufores S.A.	U.S. Dollars	ITAU	—	12.564	—	—	—	—	—	12.564	—	1.05%	1.05%
—	Eufores S.A.	U.S. Dollars	Scotiabank	—	5.025	—	—	—	—	—	5.025	—	1.00%	1.00%
—	Eufores S.A.	U.S. Dollars	Santander	—	27.133	—	—	—	—	—	27.133	—	1.00%	1.00%
—	Stora Enso Uruguay S.A.	U.S. Dollars	Banco República Oriental del Uruguay	—	554	—	—	—	—	—	554	—	1.54%	Libor 6M + 1.3%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Votorantim	—	255	243	—	—	—	—	255	243	5.00%	5.00%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Votorantim	—	226	215	—	—	—	—	226	215	5.00%	5.00%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bndes Subcrédito A	36	106	100	—	—	—	—	142	100	7.46%	TJLP + 2.91%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bndes Subcrédito B	22	64	60	—	—	—	—	86	60	8.46%	TJLP + 3.91%
—	Arauco Forest Brasil S.A.	U.S. Dollars	Banco Bndes Subcrédito C	40	116	124	—	—	—	—	156	124	5.80%	Cesta + 2.91%
—	Arauco Forest Brasil S.A.	U.S. Dollars	Banco Bndes Subcrédito D	25	72	67	—	—	—	—	97	67	9.66%	TJLP + 5.11%
	Arauco North America, Inc.	U.S. Dollars	Banco del Estado de Chile - NY Branch	—	35.657	35.077	34.496	212.036	—	—	35.657	281.610	1.91%	Libor 6M + 1.65%

			Total	32,912	192,705	156,428	328,896	268,287	55,658	216,997	225,615	1,026,266

December 31, 2020				Maturity							Total		Effective rate	Nominal rate
Tax ID	Name	Currency	Bonds	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	—	25,426	24,644	23,863	23,081	22,299	81,380	25,426	175,266	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	—	10,170	9,858	9,545	9,232	8,920	32,552	10,170	70,107	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	—	8,098	26,500	25,764	25,027	24,291	149,427	8,098	251,009	4.00%	4.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Q	—	10,375	—	—	—	—	—	10,375	—	3.00%	3.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	—	7,295	7,295	7,295	7,295	7,295	273,750	7,295	302,930	3.60%	3.60%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	—	4,878	4,878	4,878	4,878	4,878	209,325	4,878	228,837	2.40%	2.40%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	—	2,563	2,563	2,563	2,563	2,563	130,356	2,563	140,608	2.10%	2.10%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	—	6,032	6,032	6,032	6,032	6,032	333,461	6,032	357,589	2.70%	2.70%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2022	2,996	2,996	129,164	—	—	—	—	5,992	129,164	4.75%	4.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2024	11,250	11,250	22,500	22,500	522,500	—	—	22,500	567,500	4.50%	4.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2027	—	19,375	19,375	19,375	19,375	19,375	538,750	19,375	616,250	3.88%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2047	—	22,000	22,000	22,000	22,000	22,000	884,000	22,000	972,000	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2029	—	21,250	21,250	21,250	21,250	21,250	574,375	21,250	659,375	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2049	—	27,500	27,500	27,500	27,500	27,500	1,146,250	27,500	1,256,250	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2030	10,500	10,500	21,000	21,000	21,000	21,000	594,500	21,000	678,500	4.20%	4.20%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2050	12,875	12,875	25,750	25,750	25,750	25,750	1,130,875	25,750	1,233,875	5.15%	5.15%
—	Prime-Line, Inc.	U.S. Dollars	Bond ADFA 2014	128	384	512	512	512	512	1,493	512	3,541	4.84%	4.84%
—	Prime-Line, Inc.	U.S. Dollars	Bond ADFA 2013	38	113	149	112	—	—	—	151	261	4.00%	4.00%

			Total	37,787	203,080	370,970	239,939	737,995	213,665	6,080,494	240,867	7,643,062

December 31, 2020				Maturity								Total
Tax ID	Name	Currency	Underlying asset class	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$
85.805.200-9	Forestal Arauco S.A.	U.F.	Motor vehicles	527	1,563	1,578	1,057	569	431	271	2,090	3,906
85.805.200-9	Forestal Arauco S.A.	U.F.	Plants and equipments	1,511	2,005	1,410	41	—	—	—	3,516	1,451
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Plants and equipments	384	259	153	76	—	—	—	643	229
85.805.200-9	Forestal Arauco S.A.	U.F.	Other properties, plant and equipment	1,518	3,812	4,459	46	—	—	—	5,330	4,505
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Other properties, plant and equipment	72	217	120	—	—	—	—	289	120
—	Arauco Argentina S.A.	U.S. Dollars	Buildings and constructions	116	334	34	—	—	—	—	450	34
—	Arauco Argentina S.A.	U.S. Dollars	IT equipment	13	39	35	—	—	—	—	52	35
—	Arauco Argentina S.A.	U.S. Dollars	Other properties, plant and equipment	—	—	—	—	—	—	—	—	—
—	Arauco Argentina S.A.	U.S. Dollars	Plants and equipments	347	1,040	1,386	1,002	668	—	—	1,387	3,056
—	Arauco Argentina S.A.	U.S. Dollars	Motor vehicles	744	2,316	1,804	1,589	750	—	—	3,060	4,143
—	Novo Oeste Gestao de Ativos Florestais S.A.	Brazilian Real	Lands	—	—	—	—	—	—	—	—	—
—	Arauco Industria de Paineis S.A.	Brazilian Real	Other properties, plant and equipment	3	10	8	—	—	—	—	13	8
—	Arauco Industria de Paineis S.A.	Brazilian Real	IT equipment	14	42	38	1	—	—	—	56	39
—	Arauco Industria de Paineis S.A.	Brazilian Real	Motor vehicles	118	355	177	—	—	—	—	473	177
—	Arauco Forest Brasil S.A.	Brazilian Real	IT equipment	7	17	16	2	—	—	—	24	18
—	Arauco Forest Brasil S.A.	Brazilian Real	Lands	676	2,027	2,476	2,702	2,702	2,702	4,728	2,703	15,310
—	Arauco Florestal Arapoti S.A.	Brazilian Real	IT equipment	5	8	5	—	—	—	—	13	5
—	Arauco do Brasil S.A.	Brazilian Real	Buildings and constructions	75	226	301	301	75	—	—	301	677
—	Arauco do Brasil S.A.	U.S. Dollars	IT equipment	—	—	—	—	—	—	—	—	—
—	Arauco do Brasil S.A.	Brazilian Real	IT equipment	34	64	49	3	—	—	—	98	52
—	Arauco do Brasil S.A.	Brazilian Real	Motor vehicles	84	252	408	—	—	—	—	336	408
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.F.	Buildings and constructions	428	1,283	1,597	1,170	—	—	—	1,711	2,767
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.F.	Motor vehicles	197	527	603	312	141	88	27	724	1,171
93.458.000-1	Celulosa Arauco y Constitucion S.A.	Chilean pesos	Buildings and constructions	18	55	74	18	—	—	—	73	92
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.S. Dollars	Plants and equipments	1,612	—	—	—	—	—	—	1,612	—
93.458.000-1	Celulosa Arauco y Constitucion S.A.	Chilean pesos	Motor vehicles	5,055	15,165	20,220	7,005	—	—	—	20,220	27,225
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.S. Dollars	Motor vehicles	45	136	30	—	—	—	—	181	30
—	Arauco North America, Inc.	U.S. Dollars	Lands	—	—	—	—	—	—	—	—	—
—	Arauco North America, Inc.	U.S. Dollars	Buildings and constructions	267	822	1,156	1,285	1,426	1,581	3,275	1,089	8,723
—	Arauco North America, Inc.	U.S. Dollars	Motor vehicles	38	118	247	138	123	—	—	156	508
—	Arauco North America, Inc.	U.S. Dollars	Other properties, plant and equipment	—	—	—	—	—	—	—	—	—
—	Arauco Canada Limited	Canadian dollars	Other properties, plant and equipment	—	—	—	—	—	—	—	—	—
—	Arauco Canada Limited	Canadian dollars	Buildings and constructions	25	78	9	—	—	—	—	103	9
—	Arauco Canada Limited	Canadian dollars	Motor vehicles	13	41	57	91	34	—	—	54	182
—	Celulosa y Energía Punta Pereira S.A.	U.S. Dollars	Plants and equipments	139	418	383	384	384	384	7,094	557	8,629
—	Celulosa y Energía Punta Pereira S.A.	U.S. Dollars	Buildings and constructions	—	—	—	—	—	—	—	—	—
—	Eufores S.A.	U.S. Dollars	Lands	975	2,980	5,744	5,549	5,245	4,819	32,721	3,955	54,078
—	Eufores S.A.	U.S. Dollars	Other properties, plant and equipment	—	—	—	—	—	—	—	—	—
—	Eufores S.A.	U.S. Dollars	Plants and equipments	306	917	1,222	1,222	1,222	1,222	2,445	1,223	7,333
—	Eufores S.A.	U.S. Dollars	Buildings and constructions	70	210	117	117	49	—	—	280	283
96.510.970-6	Maderas Arauco S.A.	Chilean pesos	Motor vehicles	3,906	10,298	12,736	5,840	—	—	—	14,204	18,576
96.510.970-6	Maderas Arauco S.A.	U.F.	Motor vehicles	125	322	345	105	28	6	2	447	486
96.510.970-6	Maderas Arauco S.A.	U.F.	Lands	—	—	—	—	—	—	—	—	—
—	Arauco Colombia S.A.	U.S. Dollars	Buildings and constructions	10	—	—	—	—	—	—	10	—
—	Arauco Colombia S.A.	U.S. Dollars	Fixed facilities and accesories	137	411	—	—	—	—	—	548	—
—	Arauco Europe Cooperatief U.A.	Euros	Motor vehicles	8	12	11	10	—	—	—	20	21
—	Arauco Europe Cooperatief U.A.	Euros	Buildings and constructions	17	52	77	79	81	7	—	69	244
—	Araucomex S.A. de C.V.	Mexican pesos	Buildings and constructions	26	80	112	98	—	—	—	106	210
—	Araucomex S.A. de C.V.	U.S. Dollars	Buildings and constructions	358	970	2,251	1,859	1,815	—	—	1,328	5,925
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Plants and equipments	261	—	—	—	—	—	—	261	—
—	Arauco Industria de México, S.A. de C.V.	U.S. Dollars	Plants and equipments	94	288	131	—	—	—	—	382	131
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Buildings and constructions	—	—	—	—	—	—	—	—	—
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Lands	—	—	—	—	—	—	—	—	—
—	Arauco Industria de México, S.A. de C.V.	U.S. Dollars	Lands	—	—	—	—	—	—	—	—	—
—	Araucomex Servicios S.A. de C.V.	Mexican pesos	Motor vehicles	20	59	17	—	—	—	—	79	17
96.637.330-K	Servicios Logisticos Arauco S.A.	U.F.	Motor vehicles	24	62	70	16	—	—	—	86	86
79.990.550-7	Investigaciones Forestales Bioforest S.A.	U.F.	Motor vehicles	21	40	38	21	5	—	—	61	64

			Total	20,443	49,930	61,704	32,139	15,317	11,240	50,563	70,373	170,963

As part of the policy of Arauco, it considers compliance with all Accounts Payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

December 31, 2019				Maturity							Total
Tax ID	Name	Currency	Loans with banks	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Scotiabank	3,179	3,014	5,979	5,979	205,979	—	—	6,193	217,937	3.14%	Libor 6M + 1.1%
93.458.000-1	Celulosa Arauco y Constitución S.A.	Euros	BNP Paribas / ECA	—	1,209	7,792	14,316	14,175	14,038	68,044	1,209	118,365	1.06%	1.06%
—	Zona Franca Punta Pereira	U.S. Dollars	Banco Interamericano de Desarrollo A	1,216	1,196	2,325	2,238	2,152	—	—	2,412	6,715	4.10%	Libor 6M + 2.05%
—	Zona Franca Punta Pereira	U.S. Dollars	Banco Interamericano de Desarrollo B	2,906	2,852	—	—	—	—	—	5,758	—	3.85%	Libor 6M + 1.80%
—	Celulosa y Energía Punta Pereira S.A.	U.S. Dollars	Banco Interamericano de Desarrollo A	4,919	4,838	9,403	9,052	8,702	—	—	9,757	27,157	4.10%	Libor 6M + 2.05%
—	Celulosa y Energía Punta Pereira S.A.	U.S. Dollars	Banco Interamericano de Desarrollo B	11,754	11,536	—	—	—	—	—	23,290	—	3.85%	Libor 6M + 1.80%
—	Celulosa y Energía Punta Pereira S.A.	U.S. Dollars	Finn Vera/Finnish Export Credit	26,366	26,008	50,823	49,286	24,065	—	—	52,374	124,174	3.20%	3.20%
—	Eufores S.A.	U.S. Dollars	BBVA	—	14,222	—	—	—	—	—	14,222	—	3.22%	Libor 6M + 1.30%
—	Eufores S.A.	U.S. Dollars	Banco República Oriental del Uruguay	—	26,769	—	—	—	—	—	26,769	—	3,22%	Libor 6m +1.30%
	Stora Enso Uruguay S.A.	U.S. Dollars	Banco República Oriental del Uruguay	—	559	—	—	—	—	—	559	—	3,22%	Libor 6m +1.30%
—	Eufores S.A.	U.S. Dollars	Citibank	—	4,062	—	—	—	—	—	4,062	—	3.14%	Libor 6M + 1.25%
—	Eufores S.A.	U.S. Dollars	ITAU	—	12,695	—	—	—	—	—	12,695	—	3.20%	Libor 6M + 1.30%
—	Eufores S.A.	U.S. Dollars	Heritage	1,361	—	—	—	—	—	—	1,361	—	3.21%	Libor 3M + 1.30%
—	Eufores S.A.	U.S. Dollars	Santander	20,328	—	—	—	—	—	—	20,328	—	3.29%	Libor 6M + 1.30%
—	Eufores S.A.	U.S. Dollars	Santander	—	5,080	—	—	—	—	—	5,080	—	3.21%	Libor 6M + 1.30%
—	Eufores S.A.	U.S. Dollars	Scotiabank	—	2,541	—	—	—	—	—	2,541	—	3.22%	Libor 6M + 1.30%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Votorantim	—	27	291	278	—	—	—	27	569	5.00%	5.00%
—	Arauco Forest Brasil S.A.	Brazilian Real	BNDES Subcrédito A	7	63	185	130	—	—	—	70	315	8.48%	TJLP + 2.91%
—	Arauco Forest Brasil S.A.	Brazilian Real	BNDES Subcrédito B	5	39	112	78	—	—	—	44	190	9.48%	TJLP + 3.91%
—	Arauco Forest Brasil S.A.	U.S. Dollars	BNDES Subcrédito C	5	43	159	124	—	—	—	48	283	7.22%	Cesta + 2.91%
—	Arauco Forest Brasil S.A.	Brazilian Real	BNDES Subcrédito D	6	45	127	87	—	—	—	51	214	10.68%	TJLP + 5.11%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Votorantim	—	30	328	313	—	—	—	30	641	5.00%	5.00%
—	Mahal Empreendimentos e Participações S.A.	Brazilian Real	BNDES Subcrédito E	592	1,151	—	—	—	—	—	1,743	—	8.48%	TJLP+2.91%
—	Mahal Empreendimentos e Participações S.A.	Brazilian Real	BNDES Subcrédito I	357	692	—	—	—	—	—	1,049	—	9.48%	TJLP+3.91%
—	Mahal Empreendimentos e Participações S.A.	Brazilian Real	BNDES Subcrédito F	400	772	—	—	—	—	—	1,172	—	10.68%	TJLP+5.11%
—	Mahal Empreendimentos e Participações S.A.	Brazilian Real	BNDES Subcrédito J	66	128	—	—	—	—	—	194	—	8.48%	TJLP+2.91%
—	Mahal Empreendimentos e Participações S.A.	Brazilian Real	BNDES Subcrédito H	40	77	—	—	—	—	—	117	—	9.48%	TJLP+3.91%
—	Mahal Empreendimentos e Participações S.A.	Brazilian Real	BNDES Subcrédito L	44	86	—	—	—	—	—	130	—	10.68%	TJLP+5.11%
—	Mahal Empreendimentos e Participações S.A.	U.S. Dollars	BNDES Subcrédito G	483	1,095	—	—	—	—	—	1,578	—	7.22%	Cesta+2.91%
—	Mahal Empreendimentos e Participações S.A.	U.S. Dollars	BNDES Subcrédito K	54	122	—	—	—	—	—	176	—	7.22%	Cesta+2.91%
—	Arauco North America, Inc.	U.S. Dollars	Banco del Estado de Chile - NY Branch	—	10,895	40,563	39,480	38,396	213,803	—	10,895	332,242	3.56%	Libor 6M + 1.65%

			Total	74,088	131,846	118,087	121,361	293,469	227,841	68,044	205,934	828,802

December 31, 2019				Maturity							Total
Tax ID	Name	Currency	Bonds	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	—	24,234	23,511	22,789	22,066	21,343	95,871	24,234	185,579	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	—	9,694	9,405	9,115	8,826	8,537	38,348	9,694	74,232	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-J	3,047	192,098	—	—	—	—	—	195,145	—	3.25%	3.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	—	7,488	7,488	24,504	23,823	23,143	160,636	7,488	239,594	4.00%	4.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Q	—	19,609	9,593	—	—	—	—	19,609	9,593	3.00%	3.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	—	6,746	6,746	6,746	6,746	6,746	259,880	6,746	286,864	3.60%	3.60%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	—	4,510	4,510	4,510	4,510	4,510	198,071	4,510	216,111	2.40%	2.40%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	—	2,370	2,370	2,370	2,370	2,370	122,909	2,370	132,389	2.10%	2.10%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	—	5,577	5,577	5,577	5,577	5,577	313,926	5,577	336,234	2.70%	2.70%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2019	—	—	—	—	—	—	—	—	—	7.25%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2021	—	—	—	—	—	—	—	—	—	5.00%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2022	2,996	2,996	5,993	129,164	—	—	—	5,992	135,157	4.75%	4.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2024	11,250	11,250	22,500	22,500	22,500	522,500	—	22,500	590,000	4.50%	4.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2027	—	19,375	19,375	19,375	19,375	19,375	558,125	19,375	635,625	3.88%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2047	—	22,000	22,000	22,000	22,000	22,000	906,000	22,000	994,000	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2029	—	21,250	21,250	21,250	21,250	21,250	595,625	21,250	680,625	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2049	—	27,500	27,500	27,500	27,500	27,500	1,173,750	27,500	1,283,750	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2030	5,250	10,500	21,000	21,000	21,000	21,000	615,500	15,750	699,500	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2050	6,438	12,875	25,750	25,750	25,750	25,750	1,156,625	19,313	1,259,625	5.50%	5.50%
—	Prime-Line, Inc.	U.S. Dollars	Bond ADFA 2014	128	384	512	512	512	512	2,005	512	4,053	4.84%	4.84%
—	Prime-Line, Inc.	U.S. Dollars	Bond ADFA 2013	38	114	152	149	112	—	—	152	413	4.00%	4.00%

			Total	29,147	400,570	235,232	364,811	233,917	732,113	6,197,271	429,717	7,763,344

December 31, 2019				Maturity							Total
Tax ID	Name	Currency	Underlying asset class	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$
85.805.200-9	Forestal Arauco S.A.	U.F.	Motor vehicles	465	1,462	1,932	1,459	977	528	649	1,927	5,545
85.805.200-9	Forestal Arauco S.A.	U.F.	Other property, plant and equipment	4,644	9,357	7,576	3,823	38	—	—	14,001	11,437
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Lands	—	16	16	16	16	16	190	16	254
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Other property, plant and equipment	860	2,431	885	259	74	—	—	3,291	1,218
—	Arauco Argentina	U.S. Dollars	Buildings and constructions	122	361	450	35	—	—	—	483	485
—	Arauco Argentina	U.S. Dollars	IT equipment	13	39	53	35	—	—	—	52	88
—	Arauco Argentina	U.S. Dollars	Other property, plant and equipment	347	1,040	1,386	1,386	1,002	668	—	1,387	4,442
—	Arauco Argentina	U.S. Dollars	Motor vehicles	382	1,145	1,162	809	684	297	—	1,527	2,952
—	Arauco Industria de Paineis S.A.	Brazilian Real	Other property, plant and equipment	192	577	722	288	—	—	—	769	1,010
—	Arauco Industria de Paineis S.A.	Brazilian Real	Motor vehicles	4	13	17	10	—	—	—	17	27
—	Arauco Forest Brasil S.A.	Brazilian Real	IT equipment	6	17	18	11	—	—	—	23	29
—	Arauco Forest Brasil S.A.	Brazilian Real	Lands	871	2,612	3,193	3,483	3,483	9,579	—	3,483	19,738
—	Novo Oeste Gestao de Ativos Florestais S.A.	Brazilian Real	Lands	595	1,389	—	—	—	—	—	1,984	—
—	Arauco Florestal Arapoti S.A.	Brazilian Real	IT equipment	6	17	18	—	—	—	—	23	18
—	Arauco do Brasil S.A.	Brazilian Real	Buildings and constructions	272	655	454	393	376	94	—	927	1,317
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.F.	Buildings and constructions	407	1,217	1,582	1,477	1,082	—	—	1,624	4,141
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.F.	Motor vehicles	201	593	670	558	288	131	106	794	1,753
93.458.000-1	Celulosa Arauco y Constitucion S.A.	Chilean pesos	Buildings and constructions	19	58	70	70	17	—	—	77	157
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.S. Dollars	Other property, plant and equipment	1,612	—	1,612	—	—	—	—	1,612	1,612
93.458.000-1	Celulosa Arauco y Constitucion S.A.	Chilean pesos	Motor vehicles	4,800	14,399	19,199	19,199	6,651	—	—	19,199	45,049
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.S. Dollars	Motor vehicles	45	136	181	30	—	—	—	181	211
—	Arauco North America, Inc.	U.S. Dollars	Lands	1	4	193	83	—	—	—	5	276
—	Arauco North America, Inc.	U.S. Dollars	Buildings and constructions	15	55	2,741	1,303	1,335	1,367	4,415	70	11,161
—	Arauco North America, Inc.	U.S. Dollars	Motor vehicles	—	2	80	52	40	—	—	2	172
—	Arauco Canada Limited	Canadian Dollars	Other property, plant and equipment	2	3	142	—	—	—	—	5	142
—	Arauco Canada Limited	Canadian Dollars	Motor vehicles	—	2	83	72	—	—	—	2	155
—	Celulosa y Energía Punta Pereira S.A.	U.S. Dollars	Buildings and constructions	1,477	4,432	5,909	5,909	5,909	5,909	76,821	5,909	100,457
—	Celulosa y Energía Punta Pereira S.A.	U.S. Dollars	Other property, plant and equipment	262	786	373	373	373	373	7,275	1,048	8,767
—	Eufores S.A.	U.S. Dollars	Lands	546	1,637	5,383	5,240	5,057	4,752	34,676	2,183	55,108
—	Eufores S.A.	U.S. Dollars	Other property, plant and equipment	306	917	1,222	1,222	1,222	1,222	3,667	1,223	8,555
—	Eufores S.A.	U.S. Dollars	Buildings and constructions	119	358	280	117	117	49	—	477	563
96.510.970-6	Maderas Arauco S.A.	Chilean pesos	Motor vehicles	3,804	11,411	13,487	12,093	5,545	—	—	15,215	31,125
96.510.970-6	Maderas Arauco S.A.	U.F.	Motor vehicles	126	359	413	319	97	26	7	485	862
96.510.970-6	Maderas Arauco S.A.	U.F.	Lands	—	5	5	5	5	5	55	5	75
—	Arauco Colombia S.A.	U.S. Dollars	Buildings and constructions	10	31	10	—	—	—	—	41	10
—	Arauco Colombia S.A.	U.S. Dollars	Fixed facilities and accessories	137	411	548	—	—	—	—	548	548
—	Arauco Europe Cooperatief U.A.	Euros	Motor vehicles	7	17	12	11	7	—	—	24	30
—	Araucomex S.A. de C.V.	Mexican pesos	Buildings and constructions	549	614	1,933	1,932	1,834	1,784	904	1,163	8,387
—	Araucomex S.A. de C.V.	U.S. Dollars	Buildings and constructions	125	125	80	—	—	—	—	250	80
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Motor vehicles	—	772	578	—	—	—	—	772	578
—	Arauco Industria de México, S.A. de C.V.	U.S. Dollars	Motor vehicles	—	139	404	404	—	—	—	139	808
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Buildings and constructions	—	—	8	8	8	3	—	—	27
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Lands	—	—	5	—	—	—	—	—	5
—	Arauco Industria de México, S.A. de C.V.	U.S. Dollars	Lands	—	—	318	291	—	—	—	—	609
—	Araucomex Servicios S.A. de C.V.	U.S. Dollars	Buildings and constructions	—	—	277	277	277	93	—	—	924
—	Araucomex Servicios S.A. de C.V.	U.S. Dollars	Motor vehicles	—	25	110	58	16	—	—	25	184
96.637.330-K	Servicios Logisticos Arauco S.A.	U.F.	Motor vehicles	22	67	79	65	15	—	—	89	159
79.990.550-7	Investigaciones Forestales Bioforest S.A.	U.F.	Lands	—	22	22	22	22	22	109	22	197
79.990.550-7	Investigaciones Forestales Bioforest S.A.	U.F.	Motor vehicles	30	75	56	35	20	5	—	105	116

			Total	23,401	59,803	75,947	63,232	36,587	26,923	128,874	83,204	331,563

As part of the policy of Arauco, it considers compliance with all Accounts Payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

Guarantees

As of the date of these consolidated financial statements, Arauco has financial assets of approximately MU.S.$41 that have been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.

As of December 31, 2020, the total assets pledged as an indirect guarantee were MU.S.$ 451. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.

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

Direct and indirect guarantees granted by Arauco:

DIRECT

Subsidiary	Guarantee	Assets Pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	488	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	209	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	2,570	Regional Road Administration (Bío - Bío region)
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	2,240	Ministry of Public Works (MOP)
Forestal Arauco S.A.	Guarantee letter	—	Chilean Pesos	5,378	Transelec S.A.
Arauco Forest Brasil S.A.	Mortgage Industrial Plant of Jaguariaíva of Arauco do Brasil	Property plant and equipment	Brazilian Real	29,502	BNDES
Arauco Forest Brasil S.A.	Endorsement of Arauco do Brasil	—	Brazilian Real	410	Bank Votorantim S.A.
Arauco Florestal Arapoti S.A.	Endorsement of Arauco do Brasil	—	Brazilian Real	463	Bank Votorantim S.A.

		Total		41,260

INDIRECT

Subsidiary	Guarantee	Assets Pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Suretyship not supportive and cumulative	—	U.S. Dollar	150,000	Joint Ventures (Uruguay)
Celulosa Arauco y Constitución S.A.	Full Guarantee	—	U.S. Dollar	300,000	Arauco North America, Inc.
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	U.S. Dollar	266	Arauco Forest Brasil y Mahal (Brazil)
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Brazilian Real	517	Arauco Forest Brasil

		Total		450,783

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

Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean Peso. This fluctuation range is considered possible given current market conditions as of the date of these financial statements. With all other variables at a constant rate, a U.S. Dollar exchange rate variation of +/- 10% in relation to the Chilean Peso would mean a change in the net income year after tax +/- 42.36% (equivalent to ThU.S.$ -/+ 10,719), and +/- 0.14% of equity (equivalent to ThU.S.$ -/+ 10,719).

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian Real, which is considered a possible range of fluctuation given the market conditions as of the date of these financial statements. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian Real would mean a variation on the net income after tax +/- 7.77% (equivalent to ThU.S.$-/+$1,966) and a change on the equity of +/- 1.08% (equivalent to ThU.S. -/+$80,073).

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

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of December 31, 2020, 9.1% our financial debt accrues interest at variable rates. A change of +/- 10% in the interest rate is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 0.42% (equivalent to ThU.S.$-/+ 106) and +/- 0.001% (equivalent to ThU.S.$-/+ 106) on equity.

Thousands of dollars	December 2020 ThU.S.$	Total
Fixed rate	5,631,837	90.9%
Bonds issued	4,707,944
Bank borrowings (*)	712,138
Lease liabilities	211,755
Variable rate	562,122	9.1%
Bonds issued	—
Loans with Banks	562,122
Total	6,193,959	100.0%

Thousands of dollars	December 2019 ThU.S.$	Total
Fixed rate	5,382,970	89.0%
Bonds issued	4,831,743
Bank borrowings (*)	280,202
Lease liabilities	271,025
Variable rate	666,820	11.0%
Bonds issued	—
Loans with Banks	666,820
Total	6,049,790	100.0%

(*)	Includes variable rate bank borrowings changed by fixed rate swaps.

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

As of December 31, 2020, revenue due to pulp sales accounted for 42.1% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

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

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean a variation of +/- 554.4% (equivalent to ThU.S.$-/+ 140,300) on the income for the year after tax and +/- 1.89% (equivalent to ThU.S.$ -/+ 140,300) on equity.

NOTE 24. REPORTABLE SEGMENTS

The main products that generate revenue for each reportable segment are described as follows:

•	Pulp: The main products sold by this reportable segment are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), pulp fluff and dissolving pulp (DP).

•

Wood products: The range of products sold by this reportable segment are plywood panels, MDF panels (medium density fiberboard), PB Panels (agglomerated) different sizes of sawn wood and remanufactured products such as moldings, precut pieces and finger joints.

•

Forestry: This reportable segment produces and sells sawn logs, pulpable logs, posts and chips made from owned forests of Radiata and Taeda pine, eucalyptus globulus and nitens forests. Additionally, purchases logs and woodchip from third parties, which it sells to its other reportable segment.

Pulp

The Pulp reportable segment uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high-quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. Fluff pulp is mainly used in the production of diapers and female hygiene products. On the other hand, dissolving pulp is used as raw material for the manufacture of different fabrics.

Arauco has seven plants, five in Chile, one in Argentina and one in Uruguay (50% property of Arauco) and they have a total production capacity of approximately 4 million tons per year. Pulp is sold in more than 38 countries, mainly in Asia and Europe.

Wood products

The Panels area produces a wide range of panel products and several kinds of moldings aimed at the furniture, decoration and construction industries. It consists of 20 industrial plants: 4 in Chile, 2 in Argentina, 4 in Brazil, 2 in Mexico, and 8 plants around USA and Canada. The Company has a total annual production capacity of 7.6 million cubic meters of PBO, MDF, plywood and moldings.

Through the joint venture Sonae Arauco (see note 16), Arauco produces and sells wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of 2 panel plants and one sawmill in Spain; 2 panel plants and one resin plant in Portugal; 4 panel plants in Germany and 2 panel plants in South Africa. In total, Sonae Arauco’s production capacity is approximately 1.5 million m3 of MDF, 2.4 million m3 of PB, 460,000 m3 of OSB and 70,000 m3 of sawn lumber.

Including Sonae Arauco at 50%, Arauco totalize a capacity of 4.4 million m3 of MDF, 4.5 million m3 of PB and 230,000 m3 of OSB in its plants.

The Sawn Timber area produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

With 8 sawmills in operation (7 in Chile and 1 in Argentina), the Company has a production capacity of 3.0 million m3 of sawn wood.

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

Arauco holds forestry assets distributed throughout Chile, Argentina, Brazil and Uruguay, reaching 1.7 million hectares as of December 31, 2020, of which 1 million hectares are used for plantations, 496 thousand hectares for native forests, 109 thousand hectares for other uses and 82 thousand hectares are to be planted.

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

Below, please find summarized information concerning the assets, liabilities and profits and losses at the end of each period, by segments. The profit (loss) of each segment informed takes into consideration that taxes and income and financial costs have not been allocated to the various segments, and are shown as part of the Corporate’s segment:

Period ended December 31, 2020	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Revenues from goods sale	1,928,893	109,954	2,623,465	—	—	4,662,312		4,662,312
Revenues from rendering of services	63,907	6,524	15	111	—	70,557		70,557
Revenues from external customers	1,992,800	116,478	2,623,480	111	—	4,732,869		4,732,869

Revenues from transactions with other operating segments	43,392	1,067,897	21,556	34,149		1,166,994	(1,166,994)	—

Finance income	—	—	—	—	29,449	29,449		29,449
Finance costs	—	—	—	—	(268,179)	(268,179)		(268,179)
Net finance costs	—	—	—	—	(238,730)	(238,730)		(238,730)

Depreciation and amortizations	275,088	37,004	192,295	1,547	10,078	516,012		516,012
Other income	10,069	225,251	42,723	89	5,684	283,816		283,816
Other expenses	76,776	37,944	50,369	1	17,793	182,883		182,883

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	—	1,346	—	—	3,475	4,821		4,821
Joint ventures	—	—	(1,994)	—	(510)	(2,504)		(2,504)

Income tax expense	—	—	—	—	(41,848)	(41,848)		(41,848)

Profit (loss) of each reportable segment	76,062	125,486	260,504	(2,927)	(433,820)	25,305		25,305

Geographical information on revenues
Revenue – Chilean entities	1,438,461	37,599	1,136,322	111	—	2,612,493		2,612,493
Revenue – Foreign entities	554,339	78,879	1,487,158	—	—	2,120,376		2,120,376
Total Ordinary Income	1,992,800	116,478	2,623,480	111	—	4,732,869		4,732,869

Period ended December 31, 2020	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	1,343,057	279,233	95,672	437	2,639	1,721,038	—	1,721,038
Acquisition and contribution of investments in associates and joint venture	—	—	—	—	19,433	19,433	—	19,433

Period ended December 31, 2020	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	6,517,578	5,025,993	2,886,177	24,941	1,623,700	16,078,389	(50,070)	16,028,319
Segments assets (excluding deferred tax assets)	6,517,578	5,025,993	2,886,177	24,941	1,617,659	16,072,348	(50,070)	16,022,278
Deferred tax assets					6,041	6,041		6,041

Investments accounted through equity method
Associates	—	29,205	—	—	56,509	85,714		85,714
Joint Ventures	—	—	187,388	—	43,837	231,225		231,225
Segment liabilities	239,646	254,419	471,024	8,574	7,639,021	8,612,684		8,612,684
Segment liabilities (excluding deferred tax liabilities)	239,646	254,419	471,024	8,574	6,175,135	7,148,798		7,148,798
Deferred tax liabilities					1,463,886	1,463,886		1,463,886

Geographical information on non-current assets
Chile	4,139,221	3,348,254	588,973	24,305	314,330	8,415,083	(6,380)	8,408,703
Foreign countries	1,581,845	1,149,560	1,277,666	—	66,220	4,075,291		4,075,291
Non-current assets, Total	5,721,066	4,497,814	1,866,639	24,305	380,550	12,490,374	(6,380)	12,483,994

Period ended December 31, 2019	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Revenues from goods sale	2,297,042	127,909	2,820,538	—		5,245,489		5,245,489
Revenues from rendering of services	75,428	7,782	73	442		83,725		83,725
Revenues from external customers	2,372,470	135,691	2,820,611	442		5,329,214		5,329,214

Revenues from transactions with other operating segments	40,187	1,133,510	24,728	36,290		1,234,715	(1,234,715)	—

Finance income	—	—	—	—	32,582	32,582		32,582
Finance costs	—	—	—	—	(273,639)	(273,639)		(273,639)
Net finance costs	—	—	—	—	(241,057)	(241,057)		(241,057)

Depreciation and amortizations	272,181	46,265	190,040	1,396	9,498	519,380		519,380
Other income	10,773	168,651	32,943	84	41,616	254,067		254,067
Other expenses	82,615	25,550	81,784	493	13,256	203,698		203,698

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	—	4,120	—	—	3,296	7,416		7,416
Joint ventures	—	—	(688)	—	1,047	359		359

Income tax expense	—	—	—	—	(535)	(535)		(535)

Profit (loss) of each reportable segment	328,793	24,393	67,334	(2,521)	(356,029)	61,970		61,970

Geographical information on revenues
Revenue – Chilean entities	1,714,234	56,307	1,124,941	442		2,895,924		2,895,924
Revenue – Foreign entities	658,236	79,384	1,695,670	—		2,433,290		2,433,290
Total Ordinary Income	2,372,470	135,691	2,820,611	442		5,329,214		5,329,214

Period ended December 31, 2019	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	817,928	295,683	162,731	1,096	2,769	1,280,207	—	1,280,207
Acquisition and contribution of investments in associates and joint venture	—	—	—	—	171,841	171,841	—	171,841

Period ended December 31, 2019	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	5,566,128	5,222,381	3,101,716	21,180	1,985,595	15,897,000	(36,970)	15,860,030
Segments assets (excluding deferred tax assets)	5,566,128	5,222,381	3,101,716	21,180	1,979,528	15,890,933	(36,970)	15,853,963
Deferred tax assets	—	—	—	—	6,067	6,067		6,067

Investments accounted through equity method
Associates	—	38,370	—	—	55,209	93,579		93,579
Joint Ventures	—	—	172,321	—	27,218	199,539		199,539
Segment liabilities	140,243	194,282	425,116	8,466	7,722,508	8,490,615		8,490,615
Segment liabilities (excluding deferred tax liabilities)	140,243	194,282	425,116	8,466	6,362,321	7,130,428		7,130,428
Deferred tax liabilities	—	—	—	—	1,360,187	1,360,187		1,360,187

Geographical information on non-current assets
Chile	3,260,990	3,300,806	640,275	20,530	265,930	7,488,531	(3,440)	7,485,091
Foreign countries	1,596,632	1,350,467	1,408,923	—	87,536	4,443,558	—	4,443,558
Non-current assets, Total	4,857,623	4,651,273	2,049,198	20,530	353,466	11,932,089	(3,440)	11,928,649

Period ended December 31, 2018	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Revenues from goods sale	2,956,863	105,170	2,795,551	—	—	5,857,584		5,857,584
Revenues from rendering of services	87,643	8,811	—	795	—	97,249		97,249
Revenues from external customers	3,044,506	113,981	2,795,551	795	—	5,954,833		5,954,833

Revenues from transactions with other operating segments	42,434	1,038,624	9,058	37,568	—	1,127,684	(1,127,684)	—

Finance income	—	—	—	—	20,895	20,895		20,895
Finance costs	—	—	—	—	(214,779)	(214,779)		(214,779)
Net finance costs	—	—	—	—	(193,884)	(193,884)		(193,884)

Depreciation and amortizations	232,275	19,448	147,382	1,230	7,087	407,422		407,422
Other income	12,239	94,497	31,084	213	484	138,517		138,517
Other expenses	39,416	23,863	31,977	35	589	95,880		95,880

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	—	(296)	—	—	3,671	3,375		3,375
Joint ventures	—	—	12,549	—	1,322	13,871		13,871

Income tax expense	—	—	—	—	(226,765)	(226,765)		(226,765)

Profit (loss) of each reportable segment	1,173,249	(128,160)	250,246	(1,739)	(566,837)	726,759		726,759

Geographical information on revenues
Revenue – Chilean entities	2,303,086	55,579	1,319,767	795	—	3,679,227		3,679,227
Revenue – Foreign entities	741,420	58,402	1,475,784	—	—	2,275,606		2,275,606
Total Ordinary Income	3,044,506	113,981	2,795,551	795	—	5,954,833		5,954,833

Period ended December 31, 2018	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	324,482	251,574	323,675	645	293	900,669	—	900,669
Acquisition and contribution of investments in associates and joint venture					20,072	20,072	—	20,072

Period ended December 31, 2018	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	5,252,765	5,114,163	2,934,213	21,045	1,317,041	14,639,227	(45,479)	14,593,748
Segments assets (excluding deferred tax assets)	5,252,765	5,114,163	2,934,213	21,045	1,312,406	14,634,592	(45,479)	14,589,113
Deferred tax assets	—	—	—	—	4,635	4,635		4,635

Investments accounted through equity method
Associates	—	38,497	—	—	114,470	152,967		152,967
Joint Ventures	—	—	181,103	—	23,983	205,086		205,086
Segment liabilities	396,332	180,259	411,427	7,851	6,258,908	7,254,777		7,254,777
Segment liabilities (excluding deferred tax liabilities)	396,332	180,259	411,427	7,851	4,841,250	5,837,119		5,837,119
Deferred tax liabilities	—	—	—	—	1,417,658	1,417,658		1,417,658

Geographical information on non-current assets
Chile	2,667,179	3,259,801	806,253	20,382	120,231	6,873,846	(3,842)	6,870,004
Foreign countries	1,657,532	1,304,390	1,266,515	—	54,147	4,282,584	—	4,282,584
Non-current assets, Total	4,324,711	4,564,191	2,072,768	20,382	174,378	11,156,430	(3,842)	11,152,588

Information required by geographic area:

2020	Geographical area
	Local country	Foreign country
Disclosure of geographical areas	Chile ThU.S.$	Argentina ThU.S.$	Brazil ThU.S.$	USA/Canada ThU.S.$	Uruguay ThU.S.$	Mexico ThU.S.$	Total ThU.S.$
Revenues from goods sale	2,573,641	379,200	414,622	829,497	333,104	132,248	4,662,312
Revenues from rendering of services	38,852	—	—	—	31,690	15	70,557

Revenues as of December 31, 2020	2,612,493	379,200	414,622	829,497	364,794	132,263	4,732,869

Non-current Assets at 12-31-2020 other than deferred tax	8,404,695	741,337	694,079	774,969	1,725,736	137,137	12,477,953

2019	Geographical area
	Local country	Foreign country
Disclosure of geographical areas	Chile ThU.S.$	Argentina ThU.S.$	Brazil ThU.S.$	USA/Canada ThU.S.$	Uruguay ThU.S.$	Mexico ThU.S.$	Total ThU.S.$
Revenues from goods sale	2,841,003	395,689	542,676	928,617	410,834	126,670	5,245,489
Revenues from rendering of services	54,921	—	—	—	28,731	73	83,725

Revenues at 12-31-2019	2,895,924	395,689	542,676	928,617	439,565	126,743	5,329,214

Non-current Assets at 12-31-2019 other than deferred tax	7,480,456	781,693	947,265	832,570	1,724,698	155,900	11,922,582

2018	Geographical area
	Local country	Foreign country
Disclosure of geographical areas	Chile ThU.S.$	Argentina ThU.S.$	Brazil ThU.S.$	USA/Canada ThU.S.$	Uruguay ThU.S.$	Mexico ThU.S.$	Total ThU.S.$
Revenues from goods sale	3,608,017	479,698	504,589	815,668	449,612	—	5,857,584
Revenues from rendering of services	71,210	—	—	—	26,039	—	97,249

Revenues at 12-31-2018	3,679,227	479,698	504,589	815,668	475,651	—	5,954,833

Non-current Assets at 12-31-2018 other than deferred tax	6,865,406	825,914	984,746	810,461	1,661,425	—	11,147,953

NOTE 25. OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

Current non-financial assets	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$
Roads to amortize current	55,000	48,380
Prepayment to amortize (insurance and others)	16,671	17,965
Recoverable taxes (GST and others)	91,337	102,875
Other current non-financial assets	5,589	4,890
Total	168,597	174,110

Non-current non-financial assets	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$
Roads to amortize, non-current	91,441	96,530
Guarantee values	3,605	4,442
Recoverable taxes	14,437	4,568
Other non-current non-financial assets	3,731	6,874
Total	113,214	112,414

Current non-financial liabilities	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$
Provision of minimum dividend (1)	698	2,451
ICMS, PIS-COFINS and other tax payables - Brazil	24,997	18,195
Other tax payable	17,851	18,206
Other Current non-financial liabilities	1,184	1,213
Total	44,730	40,065

(1)	In late 2019, the Parent’s dividend policy was modified as disclosed in notes 1 and 26.

Provision includes a minimum dividend of subsidiary minority.

Non-current non-financial liabilities	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$
ICMS tax payable - Brazil	82,033	111,012
Other non-current non-financial liabilities	1,270	424
Total	83,303	111,436

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

The Board of Directors agreed to modify the Company’s dividend policy established by the Board of Directors in Session No. 587 dated as of April 24, 2018, in the sense that, notwithstanding the powers of the Shareholders’ Meeting to determine the portion of the profits of the year to be distributed as dividend, it will be proposed, with respect to the results of the years 2019 and 2020, not to distribute dividends, due to the financial requirements that the Company has in the coming months, especially those related to the MAPA Project.

Therefore, as of December 31, 2020 there is no minimum dividend provision registered. In addition, the distributable net profit is a loss effect.

The following table details the adjustments made for the determination of distributable net profit as of December 31, 2020, 2019 and 2018:

	Distributable Net Profit
	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$	12-31-2018 ThU.S.$
Net profit attributable to parent company	25,843	61,784	725,482
Adjustments:
Biological assets
Unrealized gains/losses	(183,927)	(153,497)	(83,243)
Realized gains/losses	208,064	197,891	208,362
Deferred income taxes	(4,684)	(10,630)	(30,482)
Total biological assets	19,453	33,764	94,637
Profit due bargain acquisition (net)	—	(21,674)	(9,381)

Total adjustments	19,453	12,090	85,256

Distributable Net Profit	45,296	73,874	810,738

Basic and diluted earnings per share

Basic and diluted earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

	January-December
	2020 ThU.S.$	2019 ThU.S.$	2018 ThU.S.$

Profit or loss attributable to ordinary equity holder of parent	25,843	61,784	725,482
Weighted average of number of shares	114,269,961	113,159,655	113,159,655
Basic and diluted earnings per share (in U.S.$ per share)	0.2262	0.5460	6.4111

NOTE 27. COVID-19

In late December 2019 a notice of pneumonia originating from Wuhan, Hubei province (COVID-19, caused by a novel coronavirus) was reported to the World Health Organization, with cases soon confirmed in multiple provinces in China, as well as in other countries. As of the date of this report, the virus has affected most nations, including Chile, Argentina, Brazil, Uruguay, Mexico, and the United States.

Several measures have been undertaken by governments around the globe, including the use of quarantine, screening at airports and other transport hubs, travel restrictions, suspension of visas, nation-wide lockdowns, closing of public and private institutions, suspension of sport events, restrictions to museums and tourist attractions and extension of holidays, among many others.

In this complex scenario, it is important to highlight that, in March 2020, our industrial activities were declared as essential business by the authorities in most of the countries where we have operations. This has allowed us, as of the date of this report, to maintain the operational continuity in most of our industrial operations, helping to mitigate negative effects on the demand of some of our clients and products. We have implemented health and safety protocols for our workers both in industrial operations and in commercial offices. The measures adopted -such as social distancing, sanitation of the facilities, preventive testing, personnel transportation, home office, among others- are being continuously monitored so that workers have all the necessary protection for the performance of their functions.

Arauco’s commitment is not only with its workers, but also with the communities where we operate. In this regard, massive sanitation and fumigation programs have been developed in 177 communities that belong to 49 municipalities. Our subsidiary Bioforest has collaborated in the diagnosis of COVID-19, medical equipment has been donated and spaces have been enabled to be used as field hospitals or diagnostic areas, if required by the health authorities. The COVID-19 outbreak has not generated significant economic impacts on Arauco’s consolidated financial statements.

NOTE 28. SUBSEQUENT EVENTS

The authorization for the issuance and publication of these consolidated financial statements for the period ended December 31, 2020 was approved by the Board of Directors of Arauco on April 15, 2021.

Subsequent to December 31, 2020 and until the date of issuance of these consolidated financial statements, there have been no events, other than those discussed above, that could materially affect the presentation of these financial statements.