Form 20-F
period 2021-12-31
ARAUCO & CONSTITUTION PULP INC
filed 2022-04-21
CIK 1004156

As filed with the Securities and Exchange Commission on April
20
, 2022

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from

to

.
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

.
Commission File Number:
33-99720

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.
(Exact name of Registrant as specified in its charter)

Arauco and Constitution Pulp Inc.
(Translation of Registrant’s name into English)
Republic of Chile
(Jurisdiction of incorporation or organization)
Avenida El Golf 150
14
th
Floor
7550107 Las Condes, Santiago
Chile
(Address of principal executive offices)
Gianfranco Truffello
Tel.:
56-2-2461-7200
E-mail:
gianfranco.truffello@arauco.com
Avenida El Golf 150
14
th
Floor
7550107 Las Condes, Santiago
Chile
(Name, telephone,
e-mail
and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
None	N/A	N/A
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
Shares of Common Stock, without par value: 120,474,350
Indicate by check mark if the registrant is a well
-known
seasoned issuer, as defined in Rule 405 of the Securities Act.
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
    Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S
-T
(
§
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
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards
†
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
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow
:    Item 17  ☐    Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b
-2
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
All references to “tonnes” or “tons” are to metric tons (1,000 kilograms), which equals 2,204.7 pounds. One “hectare” equals 10,000 square meters or 2.471 acres. One “bbl” or oil barrel equals 42 U.S. gallons or approximately 159 liters. Discrepancies in any table between totals and the sums of the amounts listed may be due to rounding.
Unless otherwise specified, all references to “$,” “U.S.$,” “U.S. dollars” or “dollars” are to United States dollars; references to “Chilean pesos” or “Ch$” are to Chilean pesos; references to “Argentine pesos” or “AR$” are to Argentine pesos; references to “UYU” are to Uruguayan pesos; references to “Brazilian reais,” “Brazilian reals” or “R$” are to Brazilian reais; references to “Mexican pesos” or “MXN$” are to Mexican pesos; references to “€,” “EUR” or “euro” are to the euro, the single European currency established pursuant to the European Economic and Monetary Union; and references to “UF” are to
Unidades de Fomento
. The UF is a unit of account that is linked to, and adjusted daily to reflect changes in, the Chilean consumer price index reported by the
Instituto Nacional de Estadísticas
(Chilean National Institute of Statistics). As of December 31, 2021, one UF equaled U.S.$36.69 and Ch$30,991.74.
Regarding our pulp business, references to “hardwood” kraft pulp are to pulp made from eucalyptus or short fiber, and references to “softwood” kraft pulp are to pulp made from pine or long fiber.
PRESENTATION OF FINANCIAL AND OTHER DATA
This report includes the audited consolidated statement of financial position of Arauco and our subsidiaries as of December 31, 2021 and 2020 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years for the period ended December 31, 2021 (collectively, the “audited consolidated financial statements” or “financial statements”). In addition, this report includes selected financial information as of and for the periods ended December 31, 2017, 2018, 2019, 2020 and 2021.
We make statements in this report about the pulp market partly on the basis of information from third-party sources. This information is principally sourced from reports published by Hawkins Wright Ltd. and Resource Information Systems Inc. (“Fastmarkets RISI”), which are specialized consultants in the pulp market, and other data providers.
For your convenience, this annual report contains certain translations of Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, the U.S. dollar equivalent for information in Chilean pesos is based on the observed exchange rate reported by Banco Central de Chile, which we refer to as the “Central Bank of Chile” or the “Central Bank.” The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. On December 31, 2021, the observed exchange rate for Chilean pesos, as published in the website of the
Diario Oficial de la República de Chile
(Official Gazette) on January 3, 2022, was Ch$844.69 to U.S.$1.00, and on April 11, 2022, the observed exchange rate was Ch$818.53 to U.S.$1.00, as published in the website of the Official Gazette on April 12, 2022. You should not construe these translations as representations that the Chilean peso amounts actually represent such dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. Unless otherwise specified, references to the devaluation or the appreciation of the Chilean peso against the U.S. dollar are in nominal terms (without adjusting for inflation) based on the observed exchange rates published by the Central Bank of Chile for the relevant period.
PART I

Item 1.	Identity of Directors, Senior Management and Advisers
Not applicable.

Item 2.	Offer Statistics and Expected Timetable
Not applicable.

Item 3.	Key Information

SELECTED CONSOLIDATED FINANCIAL DATA
The selected consolidated financial information as of December 31, 2017, 2018, 2019, 2020 and 2021 and for each of the five years then ended is derived from, should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements which have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

	As of and for the year ended December 31,
	2021	2020	2019	2018	2017

	(in thousands of U.S. dollars, except ratios and share data)
INCOME STATEMENT DATA
Revenue	6,349,761	4,732,869	5,329,214	5,954,833	5,238,341
Cost of sales	(3,681,603)	(3,445,284)	(3,910,378)	(3,722,749)	(3,574,532)
Gross profit	2,668,158	1,287,585	1,418,836	2,232,084	1,663,809
Other income	378,977	283,816	232,393	124,304	111,513
Distribution costs	(682,996)	(535,704)	(586,873)	(556,805)	(523,300)
Administrative expenses	(577,147)	(510,137)	(554,038)	(561,284)	(521,294)
Other expenses	(192,101)	(182,883)	(203,698)	(95,880)	(240,165)
Other gains (losses)	0	0	21,674	14,213	0
Finance income	33,499	29,449	32,582	20,895	19,640
Finance costs	(219,982)	(268,179)	(273,639)	(214,779)	(287,958)

Share of profit (loss) of associates and joint ventures accounted for using equity method	31,386	2,317	7,775	17,246	17,017
Exchange rate differences	(5,281)	(39,111)	(32,507)	(26,470)	98
Income before income tax	1,434,513	67,153	62,505	953,524	239,360
Income tax	(402,914)	(41,848)	(535)	(226,765)	30,992

Net income	1,031,599	25,305	61,970	726,759	270,352
BALANCE SHEET DATA
Current assets	3,919,325	3,544,325	3,931,381	3,441,160	2,770,363
Property, plant and equipment	9,133,490	8,544,438	7,932,562	7,174,693	7,034,299
Biological assets (1)	3,008,897	3,598,827	3,669,426	3,652,263	3,766,942
Total assets	16,661,310	16,028,319	15,860,030	14,593,748	13,994,600
Total current liabilities	1,429,642	1,097,593	1,261,522	1,579,764	1,399,394
Total non-current liabilities	7,413,164	7,515,091	7,229,093	5,675,013	5,478,313
Issued capital	803,618	603,618	353,618	353,618	353,618
Total equity	7,818,504	7,415,635	7,369,415	7,338,971	7,116,893
CASH FLOW DATA
Net cash flow from operating activities	1,939,878	1,142,144	675,250	1,287,545	1,072,425
Net cash flow from investing activities	(1,136,778)	(1,678,855)	(1,317,741)	(893,982)	(633,348)
Net cash flow from financing activities	(822,241)	56,204	1,145,020	123,247	(439,101)

Net (decrease) increase in cash and equivalents before effect of exchange rate changes	(19,141)	(480,507)	502,529	516,810	(24)
OTHER FINANCIAL DATA
Capital expenditures (2)	1,362,268	1,740,634	1,198,906	937,934	844,082
Depreciation and amortization	492,704	516,012	519,380	407,422	421,551
Fair value cost of timber harvested (3)	342,701	302,490	323,271	319,448	334,100
EBIT (3)	1,620,996	305,883	303,562	1,147,408	507,678
Adjusted EBITDA (3)	2,493,370	1,071,834	1,147,368	1,850,537	1,353,159
Adjusted EBITDA (3) /finance costs	11.3	4.00	4.19	8.62	4.70
Adjusted EBITDA (3) /revenue	39.3%	22.6%	21.5%	31.1%	25.8%
Average debt (4)/Adjusted EBITDA (3)	2.36	5.71	4.60	2.37	3.23
Total debt (5)	5,581,293	6,193,959	6,049,790	4,510,276	4,273,518
Total debt (5) /capitalization (6)	41.7%	45.5%	45.1%	38.1%	37.5%
Total debt (5) /equity attributable to parent company	71.5%	83.9%	82.5%	61.8%	60.4%
Working capital (7)	2,489,683	2,446,732	2,669,859	1,861,396	1,370,969
Number of shares	120,474,350	117,223,375	113,159,655	113,159,655	113,159,655
Net income per share (U.S.$ per share)	8.6	0.2	0.5	6.4	2.4
Dividends paid	471,167	955	182,109	257,421	121,586
Dividends per share (U.S.$ per share)	3.91	0.01	1.61	2.27	1.07

(1)	Biological assets refer to our forests and long-standing trees (current and non-current).
(2)	Includes capital expenditures in respect of property, plant and equipment and biological assets accrued for the period. Excludes acquisitions of companies.
(3)	We calculate EBIT as “net income” before “finance costs,” “finance income” and “income tax.” We calculate EBITDA as EBIT, plus “depreciation and amortization.”

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
The following table presents, for the periods indicated, the reconciliation of EBIT, EBITDA and Adjusted EBITDA to net income.

	As of and for the year ended December 31,
	2021	2020	2019	2018	2017

	(in thousands of U.S. dollars)
Net income	1,031,599	25,305	61,970	726,759	270,352
(+) Finance costs	219,982	268,179	273,639	214,779	287,958
(-) Finance income	(33,499)	(29,449)	(32,582)	(20,895)	(19,640)
(+) Income Tax	402,914	41,848	535	226,765	(30,992)
EBIT	1,620,996	305,883	303,562	1,147,408	507,678
(+) Depreciation and amortization(*)	492,704	516,012	519,380	407,422	421,551
EBITDA	2,113,700	821,895	822,942	1,554,830	929,229
(+) Fair value cost of timber harvested	342,701	302,490	323,271	319,448	334,100
(-) Gain from changes in fair value of biological assets	(81,986)	(182,950)	(154,705)	(84,476)	(83,031)
(+) Exchange rate differences	5,281	39,111	32,507	26,470	(98)
(+) Others(**)	113,674	91,288	123,353	34,265	172,959

Adjusted EBITDA	2,493,370	1,071,834	1,147,368	1,850,537	1,353,159

(*)	See Note 7 and Note 19 of our audited consolidated financial statements for more detail on depreciation and amortization.
(**)
“Others” includes other
non-cash
expenses or gains, mainly associated with charges for forestry losses due to fires and impairment for fixed assets and others. The increase in “Others” for 2017 is mainly due to provision for forestry losses that accounted for U.S.$138 million due to wildfires that affected the portion of our forests located in Chile at the beginning of 2017. The increase in “Others” for 2019, 2020 and 2021 is mainly due to provisions assigned to property plant and equipment impairment, which accounted for U.S.$115.8 million in 2019, U.S.$66.8 million in 2020 and U.S.$76.2 million in 2021. In the case of 2021, such provisions are mostly associated with impairment provisions. “Others” for 2021 also includes U.S.$38.1 million related to loss of forests due to fires.

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

Capitalization and indebtedness
Not applicable.
Reasons for the Offer and Use of Proceeds
Not applicable.
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
Forward-looking
statements involve inherent risks and uncertainties. These
forward-looking
statements are based on current plans, estimates and projections; therefore, readers should not place undue reliance on them. Actual results could differ materially from those projected in such forward-looking
statements because of various factors that may be beyond our control, including but not limited to our ability to service our debt, fund our working capital requirements, comply with financial covenants in certain of our debt instruments, fund and implement our capital expenditure programs and maintain our relationships with customers, as well as the effects on us from competition, future worldwide demand for forestry and wood products we produce in the different countries in which we have industrial operations, international prices for forestry and sawn timber products, the condition of our forests, possible shortages of energy, including electricity, the state of the economies in the main countries we operate and the world economy generally, the effects of a pandemic or epidemic and any subsequent mandatory regulatory restrictions or containment measures, uncertainties relating to the effects of the
COVID-19
outbreak, the relative value of the local currencies in the countries we run manufacturing operations compared to other currencies, inflation, increases in interest rates, the effects of earthquakes, floods, tsunamis or other catastrophic events, geopolitical risks and changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities.
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

•
Global economic and other developments, and particularly economic developments in the Asian, European and U.S. economies, could have an adverse effect on the demand for our products, our financial condition, results of operations and cash flows.

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

•	Material disruptions affecting our manufacturing mills, remanufacturing facilities, forestry assets or commercial operations could negatively impact our financial results and forestry operations.

•	Currency fluctuations may have a negative effect on our financial results.

•	We may be adversely affected by changes in LIBOR reporting practices or the method in which LIBOR is determined, or by variations in interest rates, including the planned discontinuation of LIBOR

•	Disease or fire could affect our forests and manufacturing processes and, in turn, adversely affect our business, financial condition, results of operations and cash flows.

•	Climate change may negatively affect our business, financial condition, results of operations and cash flows.

•
We may undertake mergers, acquisitions and investments to expand or complement our operations that could result in operating difficulties or otherwise adversely affect our business, financial conditions and results of operations.

•	Our operations could be adversely affected by labor action, contractual and other disputes.

•	Cybersecurity events, such as a cyberattack could adversely affect our business, financial condition and results of operations.

•	Developments relating to the COVID-19 pandemic have had and may continue to have an adverse effect on our business operations.

Risks Relating to Chile

•	Adverse changes in Chile’s political, legal, tax, social and economic conditions could directly impact our business and the market price of our securities.

•
Chile has different corporate disclosure standards from those with which you may be familiar in the United States, and Chile’s securities laws may not afford you the same protections as U.S. securities laws.

Risks Relating to the United States and Canada

•	Economic conditions in the United States and Canada may have a direct impact on our business, financial condition, results of operations and cash flows.
Risks Relating to Brazil

•	Economic conditions and government policies in Brazil may have a direct impact on our business, financial condition, results of operations and cash flows.

•	The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on our business.
Risks Relating to Argentina

•	Economic conditions and government policies in Argentina may adversely affect our financial condition, results of operations and cash flows.

•	The Argentine government has exercised, and continues to exercise, significant influence over the Argentine economy. Argentine political and economic conditions have a direct impact on our business.
Risks Relating to Mexico

•	Economic conditions and government policies in Mexico may have a direct impact on our business, financial condition, results of operations and cash flows.
Risks Relating to Uruguay

•	Economic conditions in Uruguay, or the failure of Montes del Plata and its affiliates to service their debt, may have a direct impact on our financial condition, results of operations and cash flows.
Risks Relating to Other Markets

•	Our business, earnings and prospects may be adversely affected by developments in other countries that are beyond our control.

•	Developments in other emerging and developed markets may adversely affect the market price of our securities and our ability to raise additional financing.
Risks Relating to Our Securities

•	The non-payment of funds by our subsidiaries could have a material adverse effect on our business, financial condition, results of operations and ability to service our debt, including our securities.

•	Changes in Chilean tax laws could lead us to redeem our securities.

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
During the period from January 1, 2017 to December 31, 2021, the average price for Norscan bleached softwood kraft market pulp sold in Europe (pulp produced in North American, Nordic and Central European countries and sold to manufacturers of paper products delivered in Northern Europe, or “NBSK – Europe”), which is the benchmark for bleached softwood pulp sold in Europe, ranged from a low of U.S.$808.9 per tonne in January 2017 to a high of U.S.$ 1,340.0 per tonne during August to October 2021. During the period from January 1, 2017 to December 31, 2021, the average price for Norscan bleached softwood kraft market pulp sold in China (pulp produced in North American, Nordic and Central European countries and sold to manufacturers of paper products delivered in China, or “NBSK – China”), which is the benchmark for bleached softwood pulp sold in China, ranged from a low of U.S.$554.4 per tonne in July 2020 to a high of U.S.$985.2 per tonne in May 2021. Throughout 2017, NBSK – Europe and NBSK – China prices had a positive trend, ending the year at U.S.$999.63 for prices in Europe and U.S.$886.35 for prices in China; rise in prices was mainly driven by an increase of demand in China and stable capacity levels. Such upward trend continued in Europe through October and November 2018 when prices reached U.S.$1,230, followed by a slight decrease in December 2018, ending the year at U.S.$1,200.02. During 2018 NBSK – China prices remained steady most of the year, with a slight decrease by the end of the year to U.S.$723.07, which was mainly due to the trade tensions between China and the United States. During the first months of 2019 prices for NBSK – China and NBSK – Europe remained relatively stable, due to the Chinese New Year that took place in February 2019 and lower pulp demand, respectively. After the first quarter and through the third quarter of 2019, prices in China and Europe began to markedly deteriorate mainly due to growing trade tensions between China and the United States and duties imposed by both countries that impacted pulp demand. During the fourth quarter of 2019, prices stabilized to a certain extent, ending the year at U.S.$819.95 per tonne for NBSK – Europe and U.S.$557.57 per tonne for NBSK – China. Throughout the first three quarters of 2020 softwood pulp prices remained low and stable mainly due to the impact of the
COVID-19
pandemic and high, yet decreasing, inventories of some pulp and paper producers. During the fourth quarter of 2020, inventories somewhat stabilized which led to an increase in prices of NBSK mainly during the final weeks of the year. 2020 softwood pulp prices ended at U.S.$879.36 per tonne for NBSK – Europe and U.S.$ 670.56 per tonne for NBSK – China. The first quarter of 2021 continued with the trend observed during the last weeks of 2020, with prices of both NBSK – Europe and NBSK – China steadily increasing, mostly due to normalization of demand, and logistic issues which constrained supply chains to a certain extent. During the second quarter of 2021, prices remained stable for NBSK – China, albeit at high levels, and continued to increase for NBSK – Europe. Prices for NBSK – Europe remained largely stable during the second half of 2021, and prices for NBSK – China decreased somewhat mostly due to a lower operating rate of paper producers and electrical outages. Softwood pulp prices for 2021 ended at U.S.$1,260.27 per tonne for NBSK – Europe and U.S.$757.82 per tonne for NBSK – China.
During the period from January 1, 2017 through December 31, 2021, prices of bleached hardwood kraft pulp sold in Europe (pulp made from eucalyptus or birch which is sold in Europe and is the benchmark for bleached hardwood pulp sold in Europe, or “BHKP – Europe”) ranged from a low of U.S.$651.5 per tonne in January 2017 to a high of U.S.$1,140.0 per tonne during the third and fourth quarter of 2021. During the period from January 1, 2017 through December 31, 2021, prices of bleached hardwood kraft pulp sold in China (pulp made from eucalyptus or birch which is sold in China and is the benchmark for bleached hardwood pulp sold in China, or “BHKP – China”) ranged from a low of U.S.$441.3 per tonne in August 2020 to a high of U.S.$780.1 per tonne in May 2021. Expectations of additional supply in 2017 placed downward pressure on prices, which made prices for BHKP – Europe reach U.S.$651.46 per tonne in January 2017. A new pulp mill located in Indonesia was supposed to begin its ramp-up
in November 2016, with an annual estimated capacity of 2.8 million tonnes. As the ramp-up
of this new mill was delayed and its anticipated annual capacity was reduced for the following three to four years, pulp prices started to rise in China at the end of 2016 and in Europe at the beginning of 2017, which was also supported by stronger than expected demand from China. Due to operational problems in some pulp mills and lower than expected production from the Indonesian mill, prices continued to increase throughout 2017 reaching at the end of 2017, U.S.$979.31 and U.S.$768.57 per tonne for BHKP – Europe and BHKP – China, respectively. Sustained demand and stable capacity levels led to an increase in prices that continued through May 2018 for the BHKP – Europe when prices reached a peak at U.S.$1,050.01 and through June 2018 for the BHKP – China when prices reached a peak at U.S.$772.26. During the rest of the year, prices stabilized with a decrease towards the end of 2018, ending the year at U.S.$1,025.73 for BHKP – Europe and U.S.$652.51 for BHKP – China. Decrease in demand registered by the end of 2018 was mainly explained by the trade tensions between China and the United States. Hardwood pulp prices followed a similar trend to softwood pulp prices during the first quarter of 2019 after the first quarter prices started to decrease and continued through the end of the year, mainly due to (i) growing trade tensions between China and the United States, (ii) higher inventories of some pulp producers and (iii) lower economic activity in Europe. BHKP- Europe and BHKP – China prices ended the year at U.S.$680.01 and U.S.$456.92 per tonne, respectively. Throughout 2020 hardwood pulp prices remained low and stable mainly due to the impact of the
COVID-19
pandemic and high inventories of some pulp and paper producers, ending the year at U.S.$680.00 per tonne for BHKP-Europe and U.S.$ 449.08 per tonne for BHKP China. The first quarter of 2021 continued with the trend observed during the last weeks of 2020, with prices of both BHKP – Europe and BHKP – China steadily increasing, mostly due to normalization of demand, and logistic issues which constrained supply chains to a certain extent. During the second quarter of 2021, prices remained stable for BHKP – China, albeit at high levels, and continued to increase for BHKP – Europe. Prices for BHKP – Europe remained largely stable during the second half of 2021, and prices for BHKP – China decreased somewhat mostly due to a lower operating rate of paper producers and electrical outages. Hardwood pulp prices for 2021 ended at U.S.$1,140.00 per tonne for BHKP – Europe and U.S.$570.73 per tonne for BHKP – China.
During 2017, the construction sector improved, and average prices for wood products increased during certain months of the year. During the first half of 2018, Latin American countries (including Mexico) showed stable demand levels for wood products. Towards the end of 2018, the uncertainty surrounding the trade tensions between China and the United States affected demand. The construction sector in the United States experienced a slight increase compared to 2017, which was sustained throughout 2018. Average prices remained stable in 2018 compared to 2017, showing variations depending on the product. Throughout 2019, the panels market remained healthy with strong sales particularly in the United States and Canada. The sawn timber and plywood markets both evidenced from oversupply and prices were thereby affected. Additionally, trade tensions between China and the United States added further pressure on prices, especially with respect to sawn timber products. Wood products markets remained stable during 2019 in terms of prices and sales volume compared to 2018. During the first half of 2020, we confronted significant challenges due to adverse effects that the
COVID-19
pandemic had on the wood products markets, especially during the second quarter of the year. During the second half of 2020, prices continuously improved due to an increase in demand, especially in the construction and remodeling sectors, among other reasons. During 2021, the wood products markets remained generally stable and at high levels both in terms of prices and sales volume. Prices for some wood products continued to increase throughout the year, and we observed some supply shortages in some of the markets we participate in.
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
We experience substantial worldwide competition in each of our geographical markets and in each of our product lines. Some of our competitors are larger than we are and have greater financial and other resources, which, among other things, may enhance their ability to support strategic expenditures directed to increase their market share. Our market share and competitive position may be adversely affected if we are unable to successfully continue to expand our productivity at the same pace as our competitors.
Both the pulp and wood products industries are sensitive to changes in industry capacity and producer inventories, as well as to cyclical changes in the world’s economies, all of which may significantly affect selling prices and, thereby, our profitability. One or more of these factors could materially and adversely affect our business, financial condition, results of operations and cash flows.

Global economic and other developments, and particularly economic developments in the Asian, European and U.S. economies, could have an adverse effect on the demand for our products, our financial condition, results of operations and cash flows.
The global economy, and in particular global industrial production, is the primary driver of demand for pulp, paper and wood products. For example, our wood products segment, which is highly dependent on the strength of the home-building
industry, has experienced decreases in its prices and demand for its products from time to time.
A decrease in the level of activity in either the domestic or the international markets within which we operate could adversely affect the demand and the price of our products and thus our cash flows and operational and financial results.
Our business, financial condition, results of operations and cash flows could be materially and adversely affected if the economic and other conditions in Asia, Europe, the United States and elsewhere deteriorate, and if we are unable to address competitive challenges resulting from currency fluctuations or reallocate our wood products and other products to other markets on equally beneficial terms, which could require us to recognize additional impairment charges.
Furthermore, in February 2022, Russian troops invaded Ukraine. Although the severity and duration of the ongoing military action are highly unpredictable, Russia’s prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions being levied by the United States, the European Union, and other countries against Russia, with additional potential sanctions threatened and/or proposed. Russia’s military incursion and the market volatility could adversely affect the global economy and financial markets and thus could affect our business, financial condition, or results of operations. In addition, the conflict has resulted in significant volatility in certain commodity prices, as well as in increases in oil and natural gas prices which has resulted in higher fuel prices and – consequently – in a sharper rise in inflation around the world. If prolonged, these fluctuations could materially affect our business, financial condition or results of operations. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by this conflict or resulting sanctions may magnify the impact of other risks described in this annual report.
We depend on free international trade as well as economic and other conditions in our principal markets.
We are a global company with industrial operations in eleven countries, from which we sell our products in the domestic market and through exports. In 2021, 30.2% of our sales were to customers in Asia, 32.4% to customers in North America, 25.5% to customers in Central and South America, 6.8% to customers in Europe, and 5.1% to customers in other countries. As a result, our results of operations and cash flows depend, to a significant degree, on economic, political and regulatory conditions in our principal markets. Our ability to compete effectively in our markets could be materially and adversely affected by a number of factors beyond our control, including deterioration in macroeconomic conditions, exchange rate volatility, government subsidies and the imposition of increased tariffs or other trade barriers. If our ability to sell our products competitively in one or more of our principal markets were impaired by any of these developments, it might be difficult to reallocate our products to other markets on equally favorable terms and our business, financial condition, results of operations and cash flows might be adversely affected.
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
We and other local entities challenged the validity of the Norm before the Third Environmental Court in January 2016, expressing concerns, among others, regarding various aspects of the Norm’s General Environmental and Social Impact Assessment (AGIES, for its acronym in Spanish). These objections included the lack of identification and consideration for the effective economic and social costs resulting from the adoption of the Norm. Other objections included that the Norm’s parameters and limits exceeded the reviewed water quality criteria enforced by reference countries in both quantity and stringency; and that many of the parameters and limits were not technically or environmentally reasonable. The Third Environmental Court ruled in our favor on September 29, 2016, declaring the invalidity of the Norm, which decision was upheld by the Supreme Court in July 2017.
In December 2017, the government restarted the rulemaking process and published a new draft SWQSVR for public comments. The draft proposes to regulate using practically the same parameters and limits included in the previous Norm declared void by the Supreme Court. In our opinion, the draft presents flaws similar to those detected in the previous rulemaking process, among others, the lack of identification and consideration of its actual economic and social costs and that most of its parameters and limits are not technically or environmentally reasonable. The public comment process finished in March 2018 and several comments from the public and different stakeholders were submitted, including various technical, economical and legal reports from third parties. According to applicable regulations, the government prepared a final draft, which will be subject to the consideration by the Sustainability Ministers’ Committee (
Consejo de Ministros para la Sustentabilidad
) and the President of the Republic. If the new norm enters into force, we cannot exclude the possibility that the authority may declare that the Valdivia River Basin is contaminated and thus initiate an administrative proceeding to impose a decontamination plan, which may include new limits on discharges of wastewater applicable to our Valdivia mill.
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
In connection with the death of fish in the Cruces River in January 2014 close to the Valdivia mill’s effluent discharge, in January 2019, the public prosecutor’s local office (in Mariquina) filed charges (“
formalizaci
ó
n de la investigaci
ó
n
”) against five individuals, three of them currently working for the Company. In July 2021, the public prosecutor´s local office and the aforementioned five individuals reached an agreement to suspend the criminal procedure (“
suspensi
ó
n
condicional del procedimiento
”) under certain conditions. If these conditions are fulfilled within a period of one year, the criminal process will be definitively closed (“
sobreseimiento definitivo
”). Also, in January 2019, the National Defense Council instituted a civil lawsuit seeking reparations from us for environmental harm allegedly caused by our Valdivia mill in connection with the death of fish in the Cruces River in January 2014. The National Defense Council did not determine the damages in this lawsuit, which could be sought by the
National Defense Council in a separate proceeding before a civil court. The Company filed its defense in February 2019. The lawsuit remains under review by the court as of the date of this annual report. We cannot predict the outcome or impact of this lawsuit or when it may be resolved. If the result of such lawsuit is unfavorable to us, we may be required to conduct studies on ecosystems and biodiversity as well as to implement programs to both repopulate and monitor species under conservation. We may be required to incur in significant costs to repair any environmental harm a court determines we have caused.
The commencement of similar criminal and civil proceedings against Arauco at any time in the future could adversely affect some of our mills. We can neither predict the likelihood that we will face such similar proceedings in the future, nor the likely outcome or impact of any such proceedings.
We are also subject to certain administrative proceedings. In 2016 the Superintendence of the Environment initiated administrative proceedings against the Valdivia mill. The first part of the proceeding against the Valdivia mill concluded in 2017. On December 15, 2017, the Superintendence of the Environment decided that the Valdivia mill was liable for ten out of eleven charges and imposed a fine of 7,777 UTA (approximately U.S.$6.5 million as of December 2018). We appealed this decision on April 5, 2018 before the Third Environmental Court. A decision by the Third Environmental Court was issued in February 2020. This decision partially accepted the claim, only in connection with the inadequate classification of one of the charges, ordering the Superintendence to make a new classification. The decision also mentioned that the Superintendence had not proved that the death of fish in the Cruces River in January 2014 was caused by the operations of the Valdivia mill. This ruling was appealed by both the Superintendence and the Company before the Supreme Court. A final decision by the Supreme Court is expected to be rendered during 2022.
In the United States, our Moncure mill was subject to an administrative proceeding by the North Carolina Department of Environment and Natural Resources. We agreed upon a “Special Order by Consent” or “SOC” in 2015 and 2019 with the North Carolina Department of Environmental Quality which included a monetary fine and an agreement to replace certain emissions control equipment. We fully complied with the terms and conditions agreed to in the SOC and, therefore, the SOC was formally closed by the authority in November 2021.

In 2019, the Moncure mill received an initial notice of violation from the North Carolina Department of Energy, Mineral, and Land Resources for exceedances of stormwater benchmarks. The administrative proceeding will remain open until the Moncure mill can demonstrate long-term compliance with such benchmarks. There was no civil penalty assessed for the initial notice of violation.
Our Eugene, Oregon mill was subject to an administrative proceeding by the Lane Regional Air Protection Agency in 2018. We agreed upon a settlement that included monetary fines and an agreement to implement improvements to certain emissions control equipment and processes. The Eugene mill ceased its operations on May 1, 2020, with its air permits being revoked due to the closure.
Any such proceedings or claims, or any subsequent interruption in our operations as a result of such proceedings as well as any unexpected costs to resolve such proceedings, may have an adverse effect on our business, financial condition, results of operations and cash flows. See “Item 3. Key Information—Risk Factors—Risks Relating to the Company—Environmental concerns led to the temporary suspension of our operations at the Valdivia mill in 2005, which adversely affected, and in the future may continue to adversely affect, our business, financial condition, results of operations and cash flows.”
Our ability to access local and international credit or capital markets may be restricted at a time when we need financing, which could have a material adverse effect on our flexibility to react to changing economic and business conditions.
As of December 31, 2021, we had approximately U.S.$5.6 billion of outstanding indebtedness. The economic environment prevailing at any point in time may prevent us from accessing, or restrict our access to, credit and capital markets to satisfy our financing needs, or we may not be able to refinance our existing indebtedness on terms that are favorable to us or at all. If we are unable to refinance our indebtedness as it becomes due, or if we refinance such indebtedness on terms that are not favorable to us, our business, results of operations and financial condition could be materially and adversely affected. For further information, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk”.
Material disruptions affecting our manufacturing mills, remanufacturing facilities, forestry assets or commercial operations could negatively impact our financial results and forestry operations.
A material disruption at any of our manufacturing, processing or remanufacturing facilities, or commercial operations could prevent us from satisfying customer demand for our products, meeting our production targets and/or require us to make unplanned capital expenditures, resulting in lower sales, which could have a negative effect on our financial results. Our Chilean and Mexican facilities are located in regions known for seismic activity that exposes our facilities to the risk of earthquakes and, in some areas, to subsequent tsunamis.
A long-lasting conflict in part of the South of Chile has extended in territory and escalated in violence in recent years towards areas where we have operations, especially in the Bío Bío, Araucanía and Los Ríos regions. This conflict has included assaults, occupation of lands, arson of machinery and other assets, road blockades and confrontations with police. We have also faced other additional difficulties in such regions, including theft of logs. Further escalation of violence may result in material disruptions to our forestry or industrial operations in such regions.
Our commercial operations could also be affected by disruptions or other difficulties regarding supply chains, the availability of containers or ships, among other factors.
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
In addition, as an international company operating in Chile and several other countries, we transact a portion of our business and have assets and liabilities in Chilean pesos and other
non-U.S.
dollar currencies, such as the Euro, the Argentine peso, the Uruguayan peso, the Brazilian real, the Mexican peso and the Canadian dollar, among others. To the extent that the Chilean peso depreciates against the U.S. dollar, our Chilean domestic revenues may be adversely affected when expressed in U.S. dollars. The same effects may occur for our domestic sales in Argentina, Brazil, Mexico and Canada, or other countries where we have operations for revenues related to products sold in each of the respective local currencies. As a result, fluctuations in the exchange rates of such foreign currencies relative to the U.S. dollar may have a material adverse effect on our business, results of operations, financial condition and cash flows.
We may be adversely affected by changes in LIBOR reporting practices or the method in which LIBOR is determined, or by variations in interest rates, including the planned discontinuation of LIBOR.
As of the date of this annual report, our outstanding debt includes 5.2% of loans indexed to the London Interbank Offered Rate (“LIBOR”). On March 5, 2021, the United Kingdom Financial Conduct Authority (the “FCA”), which regulates LIBOR, announced that all LIBOR tenors, which are relevant to us, will cease to be published or will no longer be representative after June 30, 2023. This announcement means that any of our LIBOR-based borrowings that extend beyond June 30, 2023 will need to transition to a replacement rate. In the United States, the Alternative Reference Rates Committee (the “ARRC”), a committee of private sector entities with ex-officio
official sector members convened by the Federal Reserve Board and the Federal Reserve Bank of New York, has recommended the Secured Overnight Financing Rate (“SOFR”) plus a recommended spread adjustment as LIBOR’s replacement. There are significant differences between LIBOR and SOFR, such as LIBOR being an unsecured lending rate while SOFR is a secured lending rate, and SOFR is an overnight rate while LIBOR reflects term rates at different maturities. A transition away from and/or changes to the LIBOR benchmark interest rate could adversely affect our business, financial condition, liquidity and results of operations. If our LIBOR-based borrowings are converted to SOFR, the differences between LIBOR and SOFR, plus the recommended spread adjustment, could result in interest costs that are higher than if LIBOR remained available, which could have a material adverse effect on our operating results. Although SOFR is the ARRC’s recommended replacement rate, it is also possible that lenders may instead choose alternative replacement rates that may differ from LIBOR in ways similar to SOFR or in other ways that would result in higher interest costs. It is not yet possible to predict the magnitude of LIBOR’s end on our borrowing costs given the remaining uncertainty about which rates will replace LIBOR. Any of these proposals or consequences could have a material adverse effect on our financing costs.
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
In January and February 2017, wildfires, exacerbated by high temperatures, the action of the winds, low atmospheric humidity and the complexity of combatting multiple focal points that appeared simultaneously in different places, broke out in the central and southern regions of Chile, and in respect of us, in the Maule, Ñuble and Bío Bío regions. As a consequence of such fires, we suffered the burning of approximately 72,500 hectares of forest plantations, which had a fair value of approximately U.S.$210 million, according to IFRS accounting rules. The affected forest plantations represented approximately 5.6% of the fair value of the total of our forest plantations, and approximately 1.5% of our total assets.
During the 2020-2021 forest fire season, approximately 4,145 hectares of our forest plantations were adversely affected by fires. As of the date of this annual report, during the 2021-2022 season, approximately 4,869 hectares of our forest plantations have been affected by forest fires.
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
A significant number of scientists, environmentalists, international organizations, regulators and other commentators maintain that global climate change has contributed, and will continue to contribute, to the increasing unpredictability, frequency and severity of natural disasters (including, but not limited to, hurricanes, droughts, tornadoes, freezes, other storms and fires) in certain parts of the world. As a result, a number of legal and regulatory measures as well as social initiatives have been introduced in numerous countries in an effort to reduce carbon dioxide and other greenhouse gas emissions and combat global climate change. Such reductions in greenhouse gas emissions could result in increased energy, transportation and raw material costs and may require us to make additional investments in facilities and equipment. In addition, our plantations are located in regions which have favorable climatic conditions for a short growing cycle. Any climate changes that negatively affect such favorable climate conditions in central or southern Chile or in any region in which we benefit from favorable climate conditions could adversely affect the growth rate and quality of our plantations, or our production costs.
Regarding water scarcity, Chile has experienced a drought during the last years and, as a consequence, the Licancel mill had to cease its activities for approximately three months in the end of the 2019. Rainfalls in the region slightly increased during the 2020 and 2021 summer seasons as compared to 2019, and thus we were able to ensure the continuity of our operations, except in February 2022 when the Valdivia mill had to cease its activities for three days due to the low flow of the Cruces River.
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
Approximately 58% of our employees in Chile, 55% of our employees in Argentina, 34% of our employees in Uruguay, 8% of our employees in Brazil (although 100% are represented by the unions), 44% of our employees in Mexico and none of our employees in the United States or Canada were unionized as of December 31, 2021.We have had certain work slowdowns, stoppages and other labor-related
disruptions have adversely affected our operations.

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
Chile
In Chile we experienced one stoppage during June 2021 (lasting eight days) due to a legal strike, during the collective bargaining process in our Constitución pulp mill; two stoppages during March 2020, the first one (lasting seven days) due to a court order stoppage in our Nueva Aldea plywood mill, and the second was a one-day
partial stoppage in our Teno, Nueva Aldea, Horcones and Valdivia wood products mills; a three-day
stoppage during April 2020 as a result of an order from the health authorities related to a positive
COVID-19
test result of a contractor’s employee in our Arauco mill; one stoppage during October 2019 (lasting three days), three stoppages caused by employees in our Arauco pulp mill that also affected other mills in our Horcones complex. Additionally, we suffered stoppages during October and November 2019 as a result of social unrest in Chile, as our workers were not able to enter the production plants; one stoppage during April 2018 (lasting nine days); and three stoppages caused by employees of our third party contractors in our Horcones complex during February (lasting two days), April (lasting two days) and November (lasting five days) of 2017.
At the end of 2017, the Constitución pulp mill and the Viñales sawmill and remanufacturing facility experienced a
40-day
stoppage caused by workers of certain transportation companies.
We renewed all
collective-bargaining
agreements that expired during 2021 in Chile
.
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
In Chile, as of December 31, 2021, we had contracts with approximately 333 contractors, who employed approximately 11,135 employees. During 2019, we incorporated approximately 189 employees in the wood products business, who were previously employed by certain suppliers. Such employees work in the Horcones Complex, the Valdivia Complex, the Nueva Aldea Complex and the Arauco plywood mill. In June 2018, we also commenced an insourcing process in three forest nurseries that were previously managed by contractor companies, which involved the hiring of 715 employees directly.
United States and Canada
During the last nine years, we experienced no strikes or other material work stoppages at our U.S. and Canadian subsidiaries.
Our U.S. operations must comply with the regulations issued by the Occupational Safety & Health Administration (OSHA) and the Federal Labor Standards Act (FLSA), among others. Our Canadian operations must comply with the regulations of Worksafe New Brunswick and Ontario Ministry of Labor.
In August 2019, Arauco North America announced the closure of the St. Stephen particleboard operation, and ceased its operations on December 13, 2019, dismissing 60 employees. On February 11, 2020, we announced the closure of our Eugene MDF facility and ceased operations on May 1, 2020, dismissing 70 employees. On April 22, 2020, we announced the closure of our Bennettsville MDF facility and ceased operations on May 28, 2020, dismissing 118 employees. Both MDF closures were related to an imbalance between supply and demand coupled with the fact that the older manufacturing platform was less competitive compared to the Company’s other advanced, high-capacity particleboard platforms. In April 2020, we announced the closure of Moncure PB’s particleboard line, which ceased its operations on May 1, 2020, resulting in the dismissal of 45 employees. The Moncure closure was the result of the opening of our particleboard facility in Grayling, Michigan, which provided a more efficient model in costs and volume. On June 11, 2020, we announced the closure and ceased operations of our Duraflake Particleboard facility, discontinuing two treating lines (one thermally fused laminate -also known as melamine coating, or “TFL” line- and one particleboard line). This closure resulted in the dismissal of 83 employees. The closure of our Duraflake operations was based on an assessment that determined the older manufacturing platform was less competitive in a challenging marketplace. The aforementioned closures across our manufacturing sites resulted in the elimination of 29 shared services roles from our corporate support offices.

Brazil
Our Brazilian operations have not experienced any material work stoppages in the last ten years, other than a generalized truck-drivers’ strike in 2018 that affected our operations. As a consequence of this event, we could not receive raw materials or dispatch products, and our employees could not easily access our Brazilian mills during such time, which resulted in a stoppage of ten days. As a result, transportation costs increased 25% in average, which directly affected the cost of our final product, increasing them between 3% to 5% depending on the type of product.
In Brazil, as of December 31, 2021, we had contracts with approximately 37 contractors, who in turn employed approximately 832 employees (393 full time and 439 part time).
Approximately 8% of our employees in Brazil were unionized as of December 31, 2021. We negotiate collective agreements for one and two years, and 100% of our employees are represented by the unions.
Argentina
Our Argentine operations have not experienced any material work stoppages in the last five years.
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
Approximately 55% of our employees in Argentina were unionized as of December 31, 2021. We have negotiated collective bargaining agreements of two, three or four years duration with unionized employees.
Mexico
During 2020 and 2021, we experienced no strikes or other material work stoppages affecting our Mexican operations. We have collective bargaining agreements with the unions representing the employees of our Durango and Zitácuaro mills, corresponding to our Mexican subsidiaries. During 2020-2021 Mexican labor law changed in several respects, including without limitation, changes related to outsourcing condition and union regulations, among others. Current labor conditions in our Durango mill will remain unchanged during 2022. In our Zitácuaro mill current labor conditions will remain unchanged until May 1, 2022.
Uruguay
During 2020 and 2021, our Uruguayan operations did not experience any material work stoppages. The Montes del Plata joint operation has collective labor agreement with the pulp mill union employees (which is valid through 2024), as well as with the nursery union employees (which is valid through 2025).
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
inventory levels.
Additionally, cyberattacks or internal actions, including negligence or misconduct of our employees and suppliers, may have a negative impact on our reputation, our relationship with external entities (government, regulators, partners, among others) and our strategic positioning with relation to our competitors. Any significant security breaches or disruptions in the performance of our information technology systems could have a material adverse effect on our results of operations and financial condition. For more information regarding our cybersecurity policy, see “Item 4. Information on our Company—Description of Business—Cybersecurity”.

Developments relating to the
COVID-19
pandemic have had and may continue to have an adverse effect on our business operations.
In late December 2019 a notice of a virus originating from Wuhan, Hubei province, China
(COVID-19,
caused by a novel coronavirus) was reported to the World Health Organization, with cases soon confirmed in multiple provinces in China, as well as in other countries. Several measures have been undertaken by governments around the globe, including the use of quarantine, screening at airports and other transport hubs, travel restrictions, suspension of visas, nationwide lockdowns, closing of public and private institutions, suspension of sport events, restrictions to museums and tourist attractions and extension of holidays, among many others. However, the virus continues to spread globally and, as of the date of this annual report, has affected more than 180 countries and territories around the world, including Chile, Argentina, Brazil, Uruguay, Mexico, Canada and the United States, among others. To date, the outbreak of the novel coronavirus has caused significant social and market disruption. The final impact on the global economy and financial markets is still uncertain but is expected to be significant.
The
COVID-19
outbreak and its successive variants spread into all the countries in which we operate and has caused temporary disruptions to some of our business and industrial operations. We have adopted and may continue to adopt further contingency measures, such as stricter cleaning protocols, and even suspension of operations. The existence and continuance of the pandemic in the countries where our clients are located could result in reduced demand. Due to the pervasive nature of the pandemic and that its duration is not known, there is uncertainty around its ultimate impact on our business; therefore, the negative impact on our financial and operating results cannot be reasonably estimated at this time, and we cannot rule out a material impact in the future. The prolonged pandemic or the imposition of more restrictive measures in all the countries in which we operate could result in the imposition of further quarantines or closures and/or import and export restrictions which could further adversely affect our business, financial condition, results of operations or prospects. Additionally, we cannot predict how the disease will evolve (and potentially, spread) in the countries where we have industrial operations, nor anticipate what additional restrictions governments of those countries or other countries may impose. To the extent
COVID-19
adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.
Risks Relating to Chile
Adverse changes in Chile’s political, legal, tax, social and economic conditions could directly impact our business and the market price of our securities.
For the year ended on and as of December 31, 2021, 69.3% of our property, plant and equipment and forest assets were directly owned by Arauco and our Chilean subsidiaries, and 54.7% of our revenues were attributable to our Chilean operations. Accordingly, our business, financial condition, results of operations and cash flows depend, to a considerable extent, upon political and economic conditions in Chile. Future changes in Chile’s political, regulation and economic conditions – affecting interest rates, inflation, tax rates or charges on imports and/or exports, among others – could adversely affect our business, financial condition, results of operations and cash flows and may impair our ability to proceed with our strategic plan of business. In addition, such changes may impact the market price of our securities.
On October 25, 2020, Chile held a referendum whereby nearly 80% of voters opted to replace the National Constitution and to have a new National Constitution drafted by a special constitutional convention (the “Constitutional Convention”). On May 15 and 16, 2021, elections to select the members of the Constitutional Convention that will draft a new Constitution for Chile were held. According to the results, the Constitutional Convention is composed of 155 members. Upon its drafting and approval by two-thirds
of the Constitutional Convention’s members, the final draft of the Constitution will be submitted to approval by a public referendum, expected to be held in 2022.
We cannot assure that the National Constitution, which is currently being drafted by the Constitutional Convention, will be approved and that, if approved, will not have an adverse effect on our business, financial condition or result of operations.
We cannot assure that the current political and social situation or future developments in Chile, will not have an adverse effect on our business, financial condition or result of operations. Further, we cannot assure that any new government policies, or any new law enacted by Congress in response to the new National Constitution and/or recent social developments will not adversely affect the Chilean economy or, directly or indirectly, our business, operations, and revenues.
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
For the year ended on and as of December 31, 2021, 5.0% of our property, plant and equipment were owned by our U.S. subsidiaries, and 12.8 % of our revenues were attributable to our U.S. operations. See “Item 4. Information on our Company—Description of Business.”
For the year ended on and as of December 31, 2021, 0.3% of our property, plant and equipment were owned by our Canadian subsidiaries, and 3.6% of our revenues were attributable to our Canadian operations. See “Item 4. Information on our Company—Description of Business.”
As a result of the foregoing, to a certain extent, our business, financial condition, results of operations and cash flows will be dependent on economic conditions in the United States and Canada.
Risks Relating to Brazil
Economic conditions and government policies in Brazil may have a direct impact on our business, financial condition, results of operations and cash flows.
For the year ended on and as of December 31, 2021, 5.0% of our property, plant and equipment and forest assets were owned by our Brazilian subsidiaries and 9.9% of our revenues were attributable to our Brazilian operations. See “Item 4. Information on our Company—Description of Business.” As a result of the foregoing, to a certain extent, our business, financial condition, results of operations and cash flows will be dependent on economic conditions in Brazil.
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

Risks Relating to Argentina
Economic conditions and government policies in Argentina may adversely affect our financial condition, results of operations and cash flows.
For the year ended on and as of December 31, 2021, 5.9% of our property, plant and equipment and forest assets were owned by our Argentine subsidiaries, and 8.3% of our revenues were attributable to our Argentine operations. As a result of the foregoing, our business, financial condition, results of operations and cash flows will be dependent, to a certain extent, on economic conditions in Argentina. See “Item 4. Information on our Company—Description of Business—History.”
There are various aspects of the Argentine economy that could adversely affect our operations, including, among others, inflation, interest rates, foreign exchange controls and taxes. Although past restrictions did not materially affect the business, financial condition, results of operations and cash flows of Arauco Argentina S.A. (“Arauco Argentina”), except its ability to service its debt or transfer funds abroad.
In 2017, the Company signed an intercompany loan with Arauco Argentina, for U.S.$250 million, which proceeds were used to repay in full certain Arauco Argentina’s debt that we guaranteed. During 2018, Arauco Argentina prepaid U.S.$90 million. The balance due after such prepayment is U.S.$160 million.
On May 28, 2020, the Central Bank of the Argentine Republic (“BCRA”) issued Communication “A” 7030 (as amended from time to time, “Communication 7030”), which established additional requirements on outflows made through the local foreign exchange market. Among other things, Communication 7030 provides that the BCRA’s prior approval is required to access the foreign exchange market to make payments abroad of principal of financial debts if the creditor is an affiliate of the debtor. This requirement is applicable until December 31, 2022, pursuant to Communication “A” 7466. This provision continues in force and the BCRA has not yet authorized Arauco Argentina to make the principal payments that were due on June 1, 2020, December 1, 2020, June 1, 2021, and December 1, 2021. As of December 31, 2021, the unpaid past due balance totals U.S.$160 million, of which U.S.$50 million have not been paid as a result of the aforementioned restrictions.
We cannot predict how current restrictions on foreign transfers of funds may change after the date hereof and whether they may impede our ability to fulfill our commitments which in turn could have a negative impact on our financial condition, results of operations and cash flows.
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
Risks Relating to Mexico
Economic conditions and government policies in Mexico may have a direct impact on our business, financial condition, results of operations and cash flows
For the year ended on and as of December 31, 2021, 1.0% of our property, plant and equipment were owned by our Mexican subsidiaries, and 3.0% of our revenues were attributable to our Mexican operations. See “Item 4. Information on our Company—Description of Business.”
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
For the year ended on and as of December 31, 2021, 13.5% of our property, plant and equipment and forest assets were located in Uruguay, and 7.7% of our revenues were attributable to the Uruguayan joint operation of Montes del Plata. See “Item 4. Information on our Company—Description of Business.”
We have made significant investments in Uruguay and we may make additional investments in Uruguay in the future. As a result, our financial condition and results of operations may consequently depend, to a certain extent, on political and economic conditions in Uruguay. Certain future actions by the Uruguayan government, including, among others, actions with respect to forestation, inflation, interest rates, foreign exchange controls and taxes, could have a material adverse effect on our operations in Uruguay.
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
On April 20, 2021, Standard & Poor’s changed our ratings outlook from negative to stable, citing a recovery in pulp prices and the expectation of an acceleration in deleveraging.
On July 28, 2021, Fitch Ratings changed our outlook from negative to stable, and our local rating from
AA-
to AA mentioning the strengthening of our credit profile and strong operating cash flow generation due to a substantial recovery in pulp prices and increased demand in the wood products division.
We cannot assure you that we will not be subject to further credit rating downgrades. Credit rating downgrades below investment grade could have a material and adverse effect on our ability to service our debt, including our securities, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

Item 4.	Information on our Company
DESCRIPTION OF BUSINESS
Overview
We believe that we are one of Latin America’s largest forest plantation owners and one of the world’s largest producers of bleached and unbleached softwood kraft pulp, bleached hardwood kraft pulp and wood products in terms of production capacity. We have industrial operations in Chile, Argentina, Brazil, Mexico, the United States and Canada. We also have industrial operations in Uruguay, through our 50% share in the Montes del Plata joint operation, and in Spain, Portugal, Germany and South Africa, through our 50% share in the Sonae Arauco joint venture. As of December 31, 2021, we owned more than 944 thousand hectares of plantations in Chile, Argentina, Brazil and Uruguay combined.
During 2021, (i) we sold 3.5 million metric tons of pulp, in the form of hardwood bleached pulp, softwood bleached pulp, softwood unbleached pulp, fluff pulp, and dissolving pulp; (ii) we sold 8.9 million cubic meters of wood products, including sawn timber (green and kiln-dried lumber), remanufactured wood products, plywood and panels (medium-density fiberboard, or MDF, particleboard, or PBO, and high-density fiberboard, or HB); and (iii) we harvested 20.9 million cubic meters of sawlogs and pulplogs. Our revenues are derived from export sales and domestic sales in the countries where we have industrial operations. During 2021, sales in Asia, North America, and South and Central America accounted for 30.2%, 32.4% and 25.5%, respectively, of our total revenue for such year.
As of December 31, 2021, our planted forests consisted of approximately 61% radiata, taeda and elliottii pine and approximately 37% eucalyptus. We seek to manage our forestry resources sustainably in a way that ensures that the annual growth of our forests is equal to or greater than the volume of resources harvested each year. In 2021, we planted a total of 50,424 hectares and harvested a total of 59,649 hectares in Chile, Argentina, Brazil and Uruguay.
We operate our business through two main divisions: pulp and wood products, each as described below.
Pulp
We own and operate five pulp mills in Chile, one in Argentina and jointly own and operate one in Uruguay through our Montes del Plata joint operation with Stora Enso Oyj. Our aggregate installed annual pulp production capacity (including our 50% share of the Montes del Plata mill’s 1.4 million metric ton capacity) is approximately 4.0 million metric tons. During 2021, our pulp mills produced 3.2 million tonnes of bleached pulp and 0.5 million tonnes of unbleached pulp.
As of December 31, 2021, our sales volume (in tonnes) in Asia and Oceania, Europe, and North and South America represented approximately 71.4%, 18.6% and 9.9%, respectively, of our total pulp sales volume. During 2021, our pulp revenues (which include revenues coming from sales of forestry products) were U.S.$2,705.9 million, representing 42.6% of our total annual revenues. Additionally, our forestry products are sawlogs, pulplogs, chips and others in Chile, Argentina and Brazil.
Wood Products
Our wood products segment consists of our manufacturing of fiberboard panels, plywood, sawn timber and remanufactured wood products.
During 2021, our wood products sales volume (in cubic meters) in North America, Central and South America, Asia and Oceania, and other countries represented approximately 49.0%, 37.5%, 10.0% and 3.5%, respectively, of our total wood products sales volume. For the same year, our wood products revenues were U.S.$3,497.6 million, representing 55.1% of our total annual revenues, and were comprised of (i) U.S.$2,585.7 million in sales of fiberboard panels and plywood and (ii) U.S.$911.8 million in sales of sawn timber and remanufactured wood products.
Fiberboard Panels & Plywood
We own and operate fiberboard panels and plywood mills in Chile, Argentina, Brazil, the United States, Canada and Mexico. Fiberboard includes hardboard or high-density fiberboard, medium-density fiberboard and particleboard. Our aggregate installed annual fiberboard panels and plywood production capacity is approximately 7.6 million cubic meters, and our production during 2021 was of approximately 6.9 million cubic meters of fiberboard panels and plywood.
During 2021, our sales volume (in cubic meters) of medium-density fiberboard panels, particleboard panels and hardboard panels represented approximately 52.0%, 48.0% and 0.0% of our total fiberboard panels sales volume, respectively. For the same year, our fiberboard panels sales volume (in cubic meters) in the United States and Canada, Brazil, Mexico, Argentina, Chile and other countries represented approximately 43.1%, 29.3%, 10.6%, 7.6%, 5.9% and 3.5%, respectively, of our total fiberboard panel annual sales volume.

Sawn Timber & Remanufactured Wood Products
We have seven sawmills in operation in Chile and one in Argentina with an aggregate installed annual production capacity of approximately 3.0 million cubic meters of sawn timber. We also own four remanufacturing facilities in Chile and one in Argentina that reprocess sawn timber into remanufactured wood products such as mouldings, jams and pre-cut
pieces for doors, furniture and door and window frames. In 2021, we produced 2.3 million cubic meters of sawn timber and remanufactured wood products.
During 2021, our sawn timber and remanufactured wood products sales volume (in cubic meters) in the United States and Canada, Chile, China, South Korea, Mexico, Japan and others represented approximately 19.0%, 16.2%, 13.2%, 8.0%, 7.8%, 6.1% and 29.7%, respectively, of our total sawn timber and remanufactured wood products annual sales volume.
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
and
fuel-related
business assets to a new subsidiary, Compañía de Petróleos de Chile COPEC S.A. In 2003, Copec changed its legal name to Empresas Copec S.A., or Empresas Copec, while in 2021 Compañía de Petróleos de Chile COPEC S.A. changed its legal name to COPEC S.A. (“COPEC”). See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”
In 1996, we acquired Alto Paraná S.A., an Argentine company (that, subsequently, changed its name to Arauco Argentina S.A.), which, at the time of the acquisition, owned plantations and other land in Argentina and manufactured and sold bleached softwood kraft pulp. With this initial acquisition, we began our expansion outside of Chile.
Between 2005 and 2016, we expanded our presence in Chile, Argentina, Brazil, the United States, Canada and Uruguay through a series of acquisitions described below that increased our land holdings and the production capacity of various sectors of our business.
In 2009, through a subsidiary, together with a subsidiary of Stora Enso, we acquired the Uruguayan subsidiaries of Grupo Empresarial ENCE, S.A. The main assets of these Uruguayan companies included 130,000 hectares of land, of which 73,000 had forestry plantations, 6,000 hectares under agreements with third parties, an industrial site, the necessary environmental permits for the construction of a pulp mill, a river terminal, a chip producing mill and a nursery.
On September 27, 2009, we entered into a series of joint operation agreements with Stora Enso, which resulted in Stora Enso and us agreeing joint control over a group of companies operating in Uruguay, referred to as Montes del Plata.
In 2011, the Montes del Plata joint operation built a
state-of-the-art
pulp mill with an annual production capacity of 1.3 million tonnes, a port and a power producing unit based on renewable sources, all located in Punta Pereira in the department of Colonia, Uruguay. The pulp mill entered the production phase in June 2014 and reached full production capacity in October 2015.
In September 2012, we acquired 100% of the shares of Flakeboard Company Limited, (“Flakeboard”), a key North American producer of wood paneling for furniture with seven panel mills in Canada and the U.S., with an aggregate annual production capacity of 1.2 million cubic meters of MDF panels, an annual production capacity of 1.2 million cubic meters of particleboard (PBO), and an annual production capacity of 634,000 cubic meters of melamine.
In May 2015, we acquired 50% of the shares of a Spanish subsidiary of Sonae Industria, named Tableros de Fibras S.A., and changed its name to “Sonae Arauco”. We and Sonae Industrias jointly control Sonae Arauco. Sonae Arauco and its subsidiaries produce market wood panels, of the OSB, MDF and PBO type, and sawn timber through the operation of: (i) two panel plants and one sawmill in Spain; (ii) two panel plants and one resin plant in Portugal; (iii) four panel plants and one impregnation papers plant in Germany, (iv) and two panel mills in South Africa. The aggregate, production capacity of Sonae Arauco is approximately 460,000 cubic meters of OSB, 1,450,000 cubic meters of MDF, 2,270,000 cubic meters of particleboards and 100,000 cubic meters of sawn timber.

On October 25, 2016, our board of directors approved the commencement of the construction by our U.S. subsidiary Flakeboard America Limited, of the “MDP Grayling” project, to be located in the State of Michigan, United States of America. The project consisted in the construction and operation of a plant dedicated to the manufacture medium-density particle board, or MDP. The current production capacity of the plant is 800,000 cubic meters of finished product per year, of which approximately 320,000 cubic meters are coated with melamine paper. The project started its operations by April 2019. The execution of this project required an investment of approximately U.S.$450 million, which was financed with our own resources and bank loans.
On September 13, 2017, our board of directors approved the “Dissolving Pulp” project, relating to the Valdivia mill, aiming to diversify the type of pulp produced in our Valdivia mill, by enabling it to produce dissolving pulp. This project required an investment of approximately U.S.$200 million. This project was built in the current facilities of the Valdivia mill, implementing certain adjustments and incorporating new equipment. Among others, the project contemplated the installation of two new additional digesters to optimize the production level of dissolving pulp, a new discharging tank (storing process) of pulp and certain modifications to the treatment areas. In addition, the project increased the Valdivia mill’s capacity to inject energy to the Chilean power grid (Sistema Eléctrico Nacional, or SEN, formerly the
Sistema Interconectado Central
) from the current units of the mill. Construction of this project was completed at the end of 2019, and the mill started to produce dissolving pulp in June 2020.
On December 6, 2017, through our Brazilian subsidiary Arauco do Brasil S.A. we acquired from Masisa S.A., or “Masisa”, 100% of Masisa do Brasil Ltda., currently named Arauco Indústria de Painéis Ltda. The main assets acquired as a result of the transaction consist of two industrial complexes located in Ponta Grossa (Paraná) and in Montenegro (Rio Grande do Sul). They have a line of MDF boards with an annual installed capacity of 300,000 m3, a line of MDP boards with a current annual installed capacity of 500,000 m3, and four lines of melamine coating, with a total annual installed capacity of 660,000 m3.
In January 2019, through our subsidiaries Arauco Internacional and AraucoMex, S.A. de C.V., we acquired all the shares of certain Masisa’s Mexican subsidiaries. The main assets acquired were two industrial complexes located in Durango and Zitácuaro, that consist of three particleboard (PBO) lines with an annual installed capacity of 339,000 m3; an MDF line with an annual installed capacity of 220,000 m3; TFL lines with an annual installed capacity of 309,000 m3; a chemical plant with an installed capacity of 60,000 tonnes of resins and 60,600 tonnes of formaldehyde; and impregnation lines with an aggregate annual installed capacity of 28.9 million of m2. In addition, one of the acquired Mexican subsidiaries, namely Maderas y Sintéticos de México, S.A. de C.V. (currently, Arauco Industria de México, S.A. de C.V.), was the lessee of a chemical plant in Lerma, with an installed capacity of 43,200 tonnes of resins and 21,600 tonnes of formaldehyde. The chemical plant in Lerma was closed on November 30, 2020 due to the finalization of the lease contract. Likewise, on January 06, 2021, the chemical plant in Lerma was handed back to Polioles S.A. de C.V.
On July 24, 2018, our board of directors approved the modernization and expansion of the Arauco mill (
Proyecto Modernizaci
ó
n y Ampliaci
ó
n de la Planta Arauco
, or MAPA project). The MAPA project contemplates an estimated investment of approximately U.S.$2,800 million, as of the date of this annual report, and is located at the Province of Arauco, in the Bio Bio Region, Chile. The project consists of the construction and start-up of
a new production line of 1,560,000 annual tonnes of bleached hardwood kraft pulp (Line 3). Line 1 of the Arauco mill ceased its operations on January 3, 2022. Once completed, this project is expected to increase the net production of the Arauco mill by approximately 1,270,000 tonnes of pulp, reaching a total production capacity of approximately 2,100,000 annual tonnes. We commenced the construction of this project in February 2019. Due to delays in construction by one of the main construction companies of the project, and according to the latest information we received from them, we currently estimate that the startup tests of Line 3 may begin during June 2022.
On September 1, 2019, our subsidiary Arauco North America Inc, acquired the shares of Prime-Line, Inc. for a price of approximately U.S.$19.8 million. The main asset acquired consisted of a facility with three fully automated MDF moulding lines with an installed annual capacity of 135,000 m
3
.
In 2020, Arauco Forest Brasil and Empreendimentos Florestais Santa Cruz sold 33,749 hectares of real estate properties, including 12,544 hectares of planted forest assets.
On May 13, 2021, our subsidiary Forestal Arauco S.A. executed a master agreement, by means of which it agreed to sell to Vista Hermosa Inversiones Forestales SpA, a company controlled by BTG Inversiones Forestales Fondo de Inversion, managed by BTG Pactual Chile S.A. Administradora General de Fondos, 461 forest properties that included a total of 80,489 hectares, for a total price of U.S.385,500,000 net of value added tax, subject to compliance with conditions precedent that are customary for this type of transactions. Subsequently, on August 17 2021, we announced that the conditions precedent for the closing of the aforementioned transaction were fulfilled and, as a result, on August 17, 2021, the parties therein have proceeded to execute the purchase and sale agreements of 430 properties as committed in the master agreement, for a total price of U.S.$ 343,668,299 net of value added tax.

In December 2021 Arauco Forest Brasil S.A. acquired the remaining 20% participation that Stora Enso Amsterdam B.V. had in Arauco Florestal Arapoti S.A. for a price of approximately R$ 294.5 million (U.S.$ 52.5 million).
Our principal executive offices are located at Avenida El Golf 150, 14th Floor, Las Condes, Santiago, Chile, and our telephone number is
+56-2-2461-7200.
Our website is
www.arauco.cl
or
www.arauco.com
. The contents of our website and other websites referred to herein are not part of this annual report. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (
http://www.sec.gov
).
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
The following table sets forth our ownership interests in our subsidiaries as of December 31, 2021.

	Country of incorporation	Total stock held
Arauco Argentina S.A.	Argentina	99.9800
Arauco Australia Pty Ltd.	Australia	99.9990
Arauco Bioenergía S.A.	Chile	99.9990
Arauco Canada Ltd.	Canada	99.9990
Arauco Colombia S.A.	Colombia	99.9982
Arauco do Brasil S.A.	Brazil	99.9990
Arauco Europe Cooperatief U.A.	The Netherlands	99.9990
Arauco Florestal Arapoti S.A.	Brazil	99.9990
Arauco Forest Brasil S.A.	Brazil	99.9991
Arauco Participações Florestais Ltda	Brazil	99.9991
Arauco Industria de México S.A. de C.V. (1)	Mexico	99.9990
Arauco Indústria de Painéis Ltda	Brazil	99.9990
Arauco Middle East DMCC	Dubai	99.9990
Arauco North America, Inc.	U.S.A.	99.9990
Arauco Perú S.A.	Peru	99.9990
Arauco Wood (China) Company Limited	China	99.9990
Araucomex S.A. de C.V.	Mexico	99.9990
Araucomex Servicios S.A. de C.V. (2)	Mexico	99.9990
Consorcio Protección Fitosanitaria Forestal S.A.	Chile	56.4481
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	99.9985
Forestal Arauco S.A.	Chile	99.9484
Forestal Cholguán S.A.	Chile	98.5814
Inversiones Arauco Internacional Ltda.	Chile	99.9990
Investigaciones Forestales Bioforest S.A.	Chile	99.9489
Leasing Forestal S.A.	Argentina	99.9800
Maderas Arauco Costa Rica S.A.	Costa Rica	99.9990
Maderas Arauco S.A.	Chile	99.9995
Mahal Empreendimentos e Participacoes S.A.	Brazil	99.9990
Novo Oeste Gestão de Ativos Florestais S.A.	Brazil	99.9990
ODD Industries SpA	Chile	86.6151
Servicios Aéreos Forestales Ltda.	Chile	99.9990
Servicios Logísticos Arauco S.A.	Chile	99.9997

(1)
On November 17, 2021, we executed the merger of Arauco Industria de México, S.A. de C.V., as the surviving company, and Tablered Araucomex, S.A. de C.V. and Arauco Química, S.A. de C.V. as disappearing companies.

(2)
On November 20, 2021, we executed the merger of Araucomex Servicios, S.A. de C.V., as the surviving company, with Arauco Serviquimex, S.A. de C.V. and Agenciamiento y Servicios Profesionales, S.A. de C.V. as disappearing companies.

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

•	Creating high quality products and materials for the paper, packaging, furniture, construction and energy industries, and providing high quality service to our customers.

•	Consolidating and expanding our presence internationally in regions we believe offer comparative advantages in the industry sectors in which we operate.
Domestic and Export Sales
The following table sets forth our revenues derived from exports and domestic sales for the years indicated.

	Year ended December 31,
	2021	2020	2019
	(in millions of U.S. dollars)
Export Sales
Bleached pulp	$1,819	$1,485	$1,857
Unbleached pulp	320	253	298
Sawn timber	485	338	380
Remanufactured wood products	301	253	231
Plywood	287	187	169
Fiberboard panels	412	382	347
Other	310	79	26

Total export revenue	$3,934	$2,977	$3,308
Domestic Sales
Bleached pulp	$131	$114	$125
Unbleached pulp	12	7	17
Sawn timber	97	52	48
Remanufactured wood products	28	20	19
Plywood	64	41	36
Fiberboard panels	1,822	1,307	1,513
Logs	82	50	72
Chips	3	24	30
Electric power	87	63	74
Other	90	78	87

Total domestic revenue	$2,416	$1,756	$2,019
Revenue	$6,350	$4,733	$5,329

The following table sets forth a geographic market breakdown of our revenues for the years indicated.

	Year ended December 31
	2021	2020	2019
	(in millions of U.S. dollars)
Export Sales (1)
Asia	$1,919	$1,471	$1,720
North America	919	763	705
Europe	434	298	431
Central and South America	337	217	232
Other	325	228	220

Total export revenues	$3,934	$2,977	$3,308
Domestic Sales (2)
Asia	—	—	—
North America	1,137	852	1,003
Europe	—	—	—
Central and South America	1,279	904	1,018
Other	—	—	—

Total domestic revenues	$2,416	$1,756	$2,021
Revenue	$6,350	$4,733	$5,329

(1)	Export sales are sales in a country different from the country where the goods were produced.
(2)	Domestic sales are sales in the same country where the goods were produced.
Forestry Activity
Radiata pine grows at the fastest rates within a narrow band of latitude and under certain climatic conditions. One of Chile’s main advantages in the forestry industry is the short growing cycle of its radiata pine plantations. The fast growth rate of radiata pine trees in Chile allows harvesting of pulplogs and sawlogs approximately 16 to 18 years after planting and of high-quality sawlogs approximately 25 years after planting. For most temperate softwood forests in the Northern Hemisphere this range is 18 to 45 years for pulplogs and 50 to 150 years for high quality sawn timber. Consequently, the Chilean forestry industry is a relatively low-cost
producer, since a Chilean producer generally requires less time and a smaller area to produce the same volume of pine as its North American or European competitors, who face lower forest growth rates and higher transportation and investment costs as a result of the larger tracts of forests necessary to produce equivalent yields of softwood. Accordingly, since the mid-1970s,
we have focused our forest management on the application of advanced genetic and silviculture techniques to increase productivity and the quality of our plantations.
Eucalyptus, which we began planting in 1989, grows well in the forest regions of Chile. Once planted, eucalyptus trees require no further forest management (other than fire control and weed reduction) until harvest. The average harvest cycle of eucalyptus plantations is approximately 12 years. Once harvested, eucalyptus can be replanted or regrown.
Throughout our history, we have had a continued commitment to the improvement of our forest management policies. We have adopted environmentally sensitive policies towards our holdings of native forests, which are protected and preserved in their entirety. Our products come from our established plantations only; we do not sell any products derived from our native forests. We conduct our forestry operations in accordance with current legislative and environmental sustainability standards. Certain of our subsidiaries have received various environmental certifications as of the date of this annual report. You can find more information about our certifications under the “Sustainability” section of our website (https://www.arauco.cl/en/sostenibilidad/certificaciones/).
Forest Plantations
The information in this section refers to 100% of the plantations owned by Forestal Arauco S.A. (Chile), 100% of the plantations owned by Arauco Argentina (Argentina), 50% of the plantations we own in Uruguay through the Montes del Plata joint operation, 100%

of the plantations owned in Brazil by Arauco Forest Brasil, 100% of the plantations owned by Arauco Florestal Arapoti, 100% of the plantations owned by Mahal Emprendimentos e Participacoes S.A., 100% of the plantations owned by Novo Oeste Gestao de Ativo Florestais S.A. and 49% of plantations owned by Arauco Forest Brasil in the areas granted in usufruct by Florestal Vale do Corisco, unless otherwise mentioned.
As of December 31, 2021, our planted forests consisted of 60.7% radiata, taeda and elliottii pine and 37.0% eucalyptus. Radiata, taeda and elliottii pine have a rapid growth rate and a short harvest cycle compared to many other commercial softwoods. These pine species are sufficiently versatile for both the production of forestry and timber and the production of long-fiber
pulp for sale to manufacturers of paper and packaging. Eucalyptus is used to produce short-fiber
pulp for sale to manufacturers of paper and tissue.
We seek to manage our forestry resources seeking to ensure that the annual growth of our forest is equal to or greater than the volume of resources harvested each year. In 2021, Arauco planted a total of 50,424 hectares and harvested a total of 59,649 hectares in Chile, Argentina, Brazil and Uruguay.
Our planted radiata pine forests are located in central and southern Chile, and most are located in close proximity to our major production facilities. As of December 31, 2021, we owned approximately 1.0 million hectares of land in Chile, of which approximately 614 thousand hectares are forest plantations.
As of December 31, 2021, we owned approximately 264,334 hectares of forest and other land in Argentina, approximately 211,375 hectares of forest and other land in Brazil and approximately 136,144 hectares of forest and other land that Montes del Plata owns in Uruguay. Of the total land we own in Uruguay through the Montes del Plata joint operation, 62% is planted with eucalyptus (mainly dunnii with 81.7%, and other species with 18.3%).
Of the total land we own in Argentina, Brazil and Uruguay (through Montes del Plata), approximately 144,042 hectares of land are planted with taeda pine and elliottii pine, both species of softwood that have a growth rate similar to that of radiata pine, and 166,533 hectares with eucalyptus. The balance includes plantations of other species of trees, land to be planted, protected areas and native forests.
The following table sets forth the number of hectares and types of uses of our land holdings and rights, as of December 31, 2021.

	As of December 31, 2021
	Total	Distribution
	(in hectares)	(percentage)
Pine plantations (1)
0-5 years	168,764	11%
6-10 years	118,452	7%
11-15 years	132,136	8%
16-20 years	70,478	4%
21+ years	83,333	5%
Subtotal	573,163	35%
Eucalyptus plantations (2)	349,560	22%
Plantations of other species	22,022	1%
Subtotal of Plantations	944,745	58%
Land for plantations	85,490	5%
Land for other uses (3)	590,598	37%

Total (4)	1,620,833	100%

(1)	All years are calculated from the date of planting.
(2)	Approximately 81% of our eucalyptus plantations are less than 10 years old.
(3)	Includes roads, firebreaks, native forests and yards.
(4)
Includes 100% of the plantations owned by Forestal Arauco S.A. (Chile), 100% of the plantations owned by Arauco Argentina (Argentina), 50% of the plantations we own in Uruguay through the Montes del Plata joint operation, 100% of the plantations owned in Brazil by Arauco Forest Brasil, 100% of the plantations owned by Arauco Florestal Arapoti, 100% of the plantations owned by Mahal Empreendimentos e Participacoes S.A., 100% of the plantations owned by Novo Oeste Gestao de Ativo Florestais S.A. and 49% of plantations owned by Arauco Forest Brasil in the areas granted in usufruct by Florestal Vale do Corisco. Also includes 93,068 hectares for which we have the right to harvest but do not own the land, of which 5,655 hectares are in Chile, and 221 hectares are in Argentina.

Land Acquisition and Afforestation
As of December 31, 2021, we owned forest plantations in each of Chile, Brazil, Argentina, and via our joint operation Montes del Plata, in Uruguay. Our total land assets have increased from fewer than 170,000 hectares in 1980 to 1,620,833 hectares as of December 31, 2021. In the five years ending December 31, 2021, we purchased 7,567 hectares of land, all of which were in Chile. For more information regarding our material acquisitions, see “Item 4. Information on our Company—Description of the Business —History”.
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
Forest Management
For our pine plantations, our forestry management activities seek to increase our production of sawlogs through advanced genetic techniques, planting and site preparation procedures, thinning and pruning. Managed forests can produce trees of larger diameter and, if pruned, a higher proportion of clear wood, which generally commands a higher price than knotted wood. Although some land is not suitable for the production of pruned logs, as of December 31, 2021, approximately 59% of our pine forests in Chile were conducive to clear wood production.
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
As of December 31, 2021, we had 14 nurseries in Chile, Argentina, Brazil and Uruguay (through Montes del Plata), in which we grow seedlings using seeds and cuttings from genetically selected trees. To achieve higher quality trees and an increased growth rate, we apply strict selection criteria to the trees from which seedlings are produced. We then plant the seedlings manually or mechanically. Depending upon the species of tree to be planted and the nutrient and physical characteristics of the soil, we may also undertake a certain amount of ground preparation before planting. Our other principal forest activities are thinning, pruning and harvesting.
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
Thinning benefits us for the following reasons:

•	the higher number of young trees ensures that they protect each other from different climatic circumstances;

•	the high degree of selection that thinning makes possible leaves only the highest quality trees to be harvested; and

•	removing inferior trees contributes to improved forest health.
Pruning involves removing branches, the source of knots, which are the main defect in sawn timber. Pruning results in a high-quality
clear wood saw log of 5.8 meters from each tree, and is conducted three times:

•	when trees are five to seven years old,

•	one year later, when trees are six to eight years old, and

•	one year later, when trees are seven to nine years old.
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

	2021	2020	2019
	(in hectares)
Thinning	3,511	17,172	28,046
Pruning	23,898	28,012	30,075
Harvesting	31,785	24,636	28,340
We manage our forest activities, but we hire independent contractors to perform many of our operations, including planting, maintenance, thinning, pruning, harvesting, transportation and access road construction. As of December 31, 2021, we had arrangements with more than 333 independent contractors that employed over 11,135 workers in Chile. Many of these contractors have long-standing
relationships with us, but we award the contracts based on competitive bids. We manage our forests both internally and via independent contractors. We are currently developing a program aimed at increasing the mechanization of our harvesting operations.
Our plantations are interspersed with native forests and farmland, and, as a result, they are naturally protected against the spread of certain pests and diseases. In addition, we have strategies to protect our forests from pest and disease threats. In recent years, radiata pine plantations in Chile have been affected by two main problems: 1) the insect
Sirex noctilio
, a wasp which attacks and kills stressed trees, and 2) the fungus
Fusarium circinatum
which causes plant mortality during the first year after planting. To mitigate the effects of the
Sirex noctilio
, we have implemented a biological control program under which we have released into the affected forests natural enemies of the
Sirex noctilio
, including the
nematode
, the
Deladenus siricidicola
and the
parasitoid Ibalia leucospoide and Megarhyssa nortoni
. To reduce damage by
Fusarium circinatum,
we identified the main sources of the fungus inoculum in the nursery and implemented a new protocol to manage the disease and reduce plant mortality.
We operate an extensive fire control system to minimize fire damage to our forests in Chile. Our fire control system consists primarily of a system of automated spotter towers, cameras and drones from which information regarding direction of any fire observed is sent to a central command post, manned 24 hours a day during the summer months, where the fire’s exact location is determined, and an appropriate ground and/or aerial response is formulated. The focus of this operation is to detect the fires as soon as possible and to reach the location in less than 20 minutes in order to prevent fires from spreading. Also, when feasible, we work in firefighting activities with governmental authorities, other fire control organizations and local communities.
During the 2017-2018 forest fire season in Chile, approximately 873 hectares of our forest plantations were affected by forest fires. In the 2018-2019 season, approximately 675 hectares of our forest plantations were affected by forest fires. During the 2019-2020 season, approximately 7,431 hectares of our forest plantations were affected by forest fires. This includes approximately 4,703 hectares of forest plantations affected in our Brazilian and Argentinian operations. During the 2020-2021 season, considering our plantations in Chile, Argentina, Brazil and 50% of our plantations in Uruguay, approximately 4,145 hectares were affected by forest fires. The affected plantations estimated fair value is approximately U.S.$19.1 million, representing approximately 0.57% of the fair value of our total forest plantations and approximately 0.11% of our total assets, in each case under IFRS. As of the date of this annual report, during the 2021-2022 season, approximately 4,869 hectares of our forest plantations have been affected by forest fires.
For more information regarding certain risks to our forests presented by disease and fire, see “Item 3. Key Information—Risk Factors—Risks Relating to the Company—Disease or fire could affect our forests and manufacturing processes and, in turn, adversely affect our business, financial condition, results of operation and cash flows.”
Forest Production
We harvested 20.9 million cubic meters of logs during the year ended December 31, 2021, consisting of 9.3 million cubic meters of sawlogs, 6.4 million cubic meters of pine pulplogs and 5.3 million cubic meters of eucalyptus pulplogs and other logs. During 2021, our sawmills and panel mills used 7.5 million cubic meters of sawlogs. We also sold 1.4 million cubic meters of sawlogs to unaffiliated domestic sawmills during 2021.

A log merchandising facility located at the same site as our Horcones I and Horcones II sawmills (Chile) optimizes, cuts and classifies wood destined for our plywood facility, sawmills or pulp mills with an annual processing capacity of 1.4 million cubic meters of logs per year. The Nueva Aldea complex (Chile) also includes a log merchandising facility, with an annual processing capacity of 2.6 million cubic meters of logs per year.
Our forests are subject to various risks, including disease or fire. The forest plantations affected by the fires had insurance coverage, with their corresponding deductibles and limits.
Pulp
We believe that we were Chile’s largest producer of bleached and unbleached softwood market pulp in terms of production in 2021. For the year ended December 31, 2021, our worldwide pulp sales were U.S.$2.6 billion, representing 40.7% of our consolidated revenues for such year.
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
We use a chemical process, known as the kraft process, in our pulp mills in Chile, Argentina and Uruguay. The raw material is in the form of pulplogs and chips, which are used in the production process to produce pulp. The pulplogs are first debarked and chipped. The chips are then screened, mixed and cooked with chemicals to separate the bulk of the lignin from the wood fibers. After the material is screened and washed, it is then passed to high-density
tanks. For bleached pulp, the next step is a bleaching process using chemicals, primarily chlorine dioxide. At all of our pulp mills, the bleaching process is preceded by an oxygen delignification stage. Then, the fibers are subject to a final stage where a sheet is formed and subsequently dried and baled to be transported to customers. The lignin and bark produced during this process are used as fuel in the boilers to produce steam, providing heat and generating electricity for the mill. Our bleached pulp is bleached to a 90+ brightness level, as measured by the ISO test procedure, which is one of the industry’s measurement methods. In the case of dissolving pulp, the process aims to obtain a pulp with a high cellulose content with a specific range of viscosity. The process is similar to the aforementioned kraft process with two additional key stages: (i) a stage before cooking called prehydrolysis, in which steam is used to degrade and remove hemicelluloses from the chips, obtaining a pulp with a high cellulose content, and (ii) an ozone stage in the bleaching sequence that allows for better control of the viscosity of the pulp.
Pulp Mills
As of December 31, 2021, we owned and operated five pulp mills in Chile, one in Argentina, and jointly owned and operated one in Uruguay with Stora Enso, with an aggregate installed annual production capacity of approximately 4.0 million tonnes. This figure includes 50% of the installed annual production capacity of our Montes del Plata joint operation in Uruguay. Our six pulp mills, and the 50% volume from our interest in the Montes del Plata mill, produced 3.2 million tonnes of bleached pulp and 0.5 million tonnes of unbleached pulp in 2021.
All our pulp mills in Chile, the Puerto Esperanza pulp mill in Argentina and the Montes del Plata mill in Uruguay are certified under international standards. You can find more information about our certifications under the “sustainability” section of our website (https://www.arauco.cl/en/sostenibilidad/certificaciones/).

The following table sets out bleached and unbleached kraft pulp production by plant for each of the years indicated.

	Year ended December 31,
	2021	2020	2019	2018	2017

	(in thousands of tonnes)
Chile
Arauco Mill
Arauco I (bleached)	225	240	262	271	264
Arauco II (bleached)	486	444	496	451	456
Arauco II (unbleached)	0	33	—	32	21
Valdivia Mill (bleached)(1)	436	543	491	548	550
Constitución Mill (unbleached)	309	296	311	318	270
Nueva Aldea Mill (bleached)	996	1,028	1,022	1,033	992
Licancel Mill (unbleached)	150	122	142	158	144

Subtotal	2,602	2,707	2,725	2,811	2,697
Argentina
Puerto Esperanza Mill (bleached)	298	304	304	326	310
Uruguay
Montes del Plata (bleached - 50%)	749	710	693	654	688

Total	3,649	3,721	3,721	3,791	3,695

(1)	Includes sales volumes of bleached kraft pulp and dissolving pulp.
The following is a description of each of our pulp mills in Chile, Argentina and Uruguay.
Chile
Arauco I.
Arauco I or Line 1, which began operations in 1972, is located at the Arauco mill in the Eighth Region of Chile. Arauco I produced elementary chlorine-free
pulp, which does not use chlorine gas. Elementary
chlorine-free
pulp is also produced by most of our competitors in each of the world’s major pulp producing regions. The installed annual production capacity of Arauco I was approximately 290,000 tonnes of bleached hardwood kraft pulp. In January 2022, after 50 years of history, Line 1 of the Arauco mill permanently shut down as contemplated by the MAPA project and in accordance with the environmental permit. The last pulp bale of Line 1 was produced on January 3, 2022.
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
On July 24, 2018, the MAPA project was approved by our board of directors. As of the date of this annual report, the MAPA project contemplates an investment of approximately U.S.$2,800 million, and is located at the Province of Arauco, in the Bio Bio Region, Chile. The project consists of the construction and start-up of
a new production line of 1,560,000 annual tonnes of bleached hardwood kraft pulp (Line 3). Once completed, this project is expected to increase the net production of the Arauco mill by approximately 1,270,000 tonnes of pulp, reaching a total production capacity of approximately 2,100,000 annual tonnes. We commenced construction of this project in February 2019. Due to delays in construction by one of the main construction companies of the project, and according to the latest information we received from them, we currently estimate that the startup tests of Line 3 may begin during June 2022.
Constituci
ó
n Mill
. The Constitución mill is located in the Maule Region, Chile and has an installed annual production capacity of approximately 355,000 tons, which we believe ranks it among the largest unbleached softwood market pulp mill in the world. The unbleached pulp produced in this mill does not use any chlorine in its production process.
Licancel Mill
. We acquired the Licancel mill in September 1999. It is located in the Maule Region, in Licantén, which is 250 kilometers south of Santiago. Investments made during 2018 increased the mill’s installed annual production capacity from approximately 155,000 tonnes to 160,000 tonnes of unbleached softwood kraft pulp.
Valdivia Mill
. The Valdivia mill commenced operations in February 2004. The Valdivia mill is located in the Fourteenth Region of Chile, an area with significant radiata pine and eucalyptus plantations. The Valdivia mill has an installed annual production capacity of approximately 550,000 tonnes of bleached pulp, consisting of hardwood pulp. The Valdivia mill is equipped to produce elementary chlorine-free
pulp. In June 2020, we completed the “Dissolving Pulp Project” that allowed the Valdivia mill to produce dissolving pulp, and also to switch back to producing paper-grade bleached hardwood pulp when required. See “Item 4. Information on our Company — Description of Business — History” for further information on the Valdivia mill.

Nueva Aldea Mill.
Located in the newly created Ñuble Region of Chile, this mill was completed in 2006, and after certain investments made during 2018, it increased its production capacity from 1,027,000 tonnes per year to 1,040,000 tonnes per year, half of which is dedicated to the production of bleached softwood kraft pulp and the other half of which is dedicated to the production of bleached hardwood kraft pulp. The Nueva Aldea mill is equipped to produce elementary chlorine-free
pulp.
Argentina
Puerto Esperanza Mill
. Arauco Argentina’s softwood pulp mill is located in the Province of Misiones, a region whose soil and climate are favorable for the rapid growth of pine trees. The mill has an installed annual production capacity of 350,000 tonnes of pulp, consisting of fluff pulp and bleached softwood pulp.
Uruguay
Montes del Plata.
Located in Punta Pereira in the department of Colonia, Uruguay, the Montes del Plata pulp mill began operations in June 2014. The total investment was approximately U.S.$2.7 billion. The mill has an annual installed capacity of 1.4 million air dry tonnes of bleached pulp. On December 2017 the environmental authorities of Uruguay (MVOTMA) approved an annual production capacity of the Montes del Plata mill of 1.5 million tonnes per year.
Between 2017 and 2020 we made some operational improvements that led to an increase in the annual capacity of this mill, which together with high levels of efficiency during the year 2021 allowed it to reach a production of approximately 1.5 million tons. Of the total annual capacity, we own 50% due to our joint operation with Stora Enso, which corresponds to approximately to 710 thousand tonnes of annual capacity.
Cash Cost of Bleached Softwood Kraft Pulp Delivered to China
Based on information published by Hawkins Wright Ltd., we believe that in 2021 our total delivered cash cost for bleached softwood kraft pulp produced in Chile and delivered to China was lower than the average total delivered cash cost for that type of softwood pulp produced in certain other regions of the world and delivered to China, mainly due to lower wood and labor costs, as well as lower transportation costs from Chile to China.
The following table sets forth (i) our cash costs for bleached softwood kraft pulp produced in Chile and delivered to China and (ii) based on information published by Hawkins Wright Ltd., the estimated average cash costs for bleached softwood kraft pulp produced in the regions specified below and delivered to China.

	Cash Production Costs of Bleached Softwood Kraft Pulp Delivered to China
	Arauco (1)	British Columbia Coast	West Canada Interior	United States	Sweden	Finland

	(in U.S.$ per tonne)
Wood	200	253	245	185	289	296
Chemicals	58	66	74	69	66	68
Labor and other cash costs (2)	137	187	217	200	134	107
Operating costs	396	506	536	454	489	471
Transportation (3)	49	55	92	70	69	86
Marketing and sales	3	7	13	15	6	8
Total delivered cash cost	448	568	641	539	564	565

Source:
Arauco and Hawkins Wright Ltd. (“The Outlook for Market Pulp Demand, Supply, Costs and Prices”, December 2021)

(1)	Includes cash costs only for Arauco’s bleached softwood kraft pulp produced in Chile and delivered to China.
(2)	Other cash costs includes energy, maintenance costs and other mill costs.
(3)	Includes transportation cost only for bleached softwood kraft pulp delivered to China (and not other markets).

Sales
Estimated installed bleached kraft pulp capacity worldwide for the year ended December 31, 2021 was 67.1 million tonnes according to Hawkins Wright Ltd. Based on information published by Hawkins Wright Ltd., we believe that our production capacity represented approximately 4.4% of the worldwide market for bleached kraft pulp in 2021. During the same year, we exported 97.6% of our bleached pulp (in terms of tonnes sold), mainly to customers in Asia and Western Europe.
Integrated manufacturers dominate the world production of unbleached softwood pulp, as opposed to non-integrated
companies like us that sell market pulp. “Market pulp” is pulp sold to manufacturers of paper products, as opposed to pulp produced by an integrated paper producer for use in its own paper production facilities. With a worldwide installed capacity of unbleached softwood kraft pulp of 3.3 million tonnes for 2021, according to Hawkins Wright Ltd., we are the world’s largest single producer of unbleached softwood market pulp, in terms of production capacity, with approximately 15.7% of the total market in 2021. During the same year, 96.7% of our total unbleached market pulp sales (in terms of tonnes sold) consisted of export sales. While for the last eight years Asia has been our principal export market for unbleached market pulp, we continually seek niche markets for our products in Western Europe and the United States.
The following table sets forth, by region, our sales volume to unaffiliated third parties of bleached and unbleached pulp for the years indicated.

	For the Year Ended December 31,
	2021	2020	2019

	(in tonnes)
Bleached Pulp
Asia and Oceania	2,171,688	2,383,427	2,302,046
Europe	581,507	539,364	653,459
North and South America	347,988	340,045	313,744
Other	745	—	1,634

Total	3,101,928	3,262,836	3,270,883
Unbleached Pulp
Asia and Oceania	356,217	379,494	391,011
North and South America	76,710	73,016	81,353
Europe	1,164	1,006	1,101
Other	2,646	2,373	2,067

Total	436,737	455,889	475,532
While there are many grades and varieties, pulp is a commodity that is marketed primarily based on price and service. In marketing our pulp, we seek to establish long-term
relationships with
non-integrated
end users of pulp by providing a competitively priced,
high-quality,
consistent product and excellent service. The quality of our pulp derives from the high standards of production that we maintain at our mills and our use of a single species of tree, in contrast to pulp producers in some of the world’s major softwood pulp producing regions that mix different species, depending on availability and seasonality. Our bleached pulp is marketed under the brand names “Arauco” and “Arauco Argentina” and our unbleached pulp is marketed under the brand name “Celco.” Our dissolving pulp is marketed under the brand name “Arauco Create”. Our 50% share of the pulp produced from Montes del Plata is marketed under the brand name “Arauco.” Our forestry products are mainly sawlogs, pulplogs, chips and others. As a result of our forest management policies and the increasing maturity of our plantations, our plantations are yielding increasing volumes of forestry products, particularly clear wood. As the volume of clear wood has grown, we have broadened our range of forestry products.
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

The following table sets forth our average bleached and unbleached pulp prices per tonne for each quarter, of the years indicated.

	2021	2020	2019

	(U.S.$ per tonne)
Bleached Pulp (1)
1Q	608	500	682
2Q	787	504	663
3Q	802	502	562
4Q	747	531	529
Unbleached Pulp
1Q	665	555	733
2Q	829	582	702
3Q	824	549	577
4Q	781	576	536

(1)	Includes bleached kraft pulp and dissolving pulp.
In accordance with customary pulp market practice, we do not have long-term
sales contracts with our customers (except for a few limited cases); rather, we maintain long-standing
relationships with our customers with whom we periodically reach agreements on specific volumes and prices. We have a diversified customer base located throughout the world and totaling, as of December 31, 2021, more than 223 customers. As of December 31, 2021, we employed 9 sales agents to represent us in more than 37 countries. We manage this worldwide sales network from our headquarters in Chile.
Additionally, and as part of the business activities contained within our Pulp business segment, we sell certain forestry products to third parties. The following table sets forth, by category, forestry product sales to unaffiliated third parties for each of the years indicated.

	Year ended December 31,
	2021	2020	2019	2018	2017

	(in thousands of cubic meters)
Sawlogs	1,431	1,221	1,815	1,794	1,608
Pulplogs	1,242	936	762	746	616
Chips	34	322	361	546	443
Others	1,773	2,464	1,229	—	—

Wood Products
We produce panels (fiberboard and particleboard), sawn timber (green, kiln-dried
lumber and flitches), remanufactured wood products and plywood. For the year ended December 31, 2021, our sales of wood products totaled U.S.$3.5 billion, representing 55.1% of our consolidated revenues for such year. We sell our wood products primarily to customers in North America, Central and South America and Asia and Oceania.
The following table sets forth our wood products sales to unaffiliated third parties for each of the years indicated.

	Year ended December 31,
	2021	2020	2019	2018	2017

	(in thousands of cubic meters)
Panels (fiberboard and particleboard)	6,127	5,650	5,908	5,410	4,866
Sawn timber	1,803	1,726	1,811	1,825	1,893
Remanufactured wood products	447	424	443	438	445
Plywood	551	505	494	532	567
Total	8,928	8,305	8,656	8,205	7,771
As of December 31, 2021, we owned and operated two panel mills, seven sawmills and two plywood mills in Chile; two panel mills and one sawmill in Argentina; four panel mills in Brazil; two panel mills in Mexico, four panel mills, a MDF moulding mill, and another integrated MDF and MDF moulding mill in the United States and two panel mills in Canada. Our total installed annual panel production capacity as of December 31, 2021 was approximately 7.6 million cubic meters. We operate our sawmills in coordination with our forestry and sales operations, since our sawn timber is generally produced in accordance with customer specifications. As of December 31, 2021, we also owned five remanufacturing facilities—four in Chile and one in Argentina—that reprocess sawn timber into remanufactured wood products, such as mouldings, jams and pre-cut
pieces that end users require for doors, furniture and door and window frames. These facilities produced 440,000 cubic meters of remanufactured wood products in 2021. See “Item 4. Information on our Company—Description of Business—History.” for a description of acquisitions that have resulted in the consolidation of our wood products business in Chile, North America, Argentina, Brazil and Mexico.
Our wood products mills are certified under international standards. You can find more information about our certifications under the “sustainability” section of our website (https://www.arauco.cl/en/sostenibilidad/certificaciones/).
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
Nueva Aldea Plywood Mill.
This mill was built on the same site as the original mill, which was destroyed as a result of the 2011 wildfires in the newly created Ñuble Region of Chile. The new Nueva Aldea mill started operating on December 18, 2013. It has an annual production capacity of 360,000 cubic meters of plywood panels.
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
United States
Duraflake Mill.
This mill located in Oregon, has an installed annual production capacity of approximately 250,000 cubic meters of PBO and 91,800 cubic meters of melamine lamination.
Malvern Mill
. This mill located in Arkansas has an installed annual production capacity of approximately 310,000 cubic meters of MDF.
Carolina Mill.
This mill located in South Carolina has an installed annual production capacity of approximately 580,000 cubic meters of PBO and 280,000 cubic meters of melamine lamination.
Moncure Mill
. This mill located in North Carolina currently includes an MDF production line with an annual production capacity of 285,000 cubic meters. In July 2021, we started a second MDF moulding line, increasing the production capacity up to 54,800 m3.
Grayling Mill.
This mill is located in Michigan and includes one production line with an annual installed production capacity of 800,000 cubic meters of PBO and two melamine lamination production lines with a combined annual production capacity of 320,000 cubic meters.
Primeline Mill.
This mill is located in Arkansas and includes three MDF moulding production lines with an annual installed production capacity of 98,000 cubic meters. We acquired this mill in September 2019. On December 3, 2021 Primeline, Inc. merged into Arauco North America, Inc. and integrated with the Malvern mill.
Canada
Sault Sainte Marie Mill.
This mill located in Ontario has an installed annual production capacity of 310,000 cubic meters of MDF and 115,000 cubic meters of melamine lamination.
St. Stephen Mill.
This mill located in New Brunswick has an installed annual production capacity of 110,000 cubic meters of thin HDF, and also an on-site
resin facility.
Brazil
Jaguariaiva Mill
. This mill produces MDF and has an installed annual production capacity of approximately 780,000 cubic meters of MDF panels and a total melamine annual lamination capacity of 488,750 cubic meters.

Piên Mill.
This mill has an installed annual production capacity of approximately 720,000 cubic meters of panels distributed among two production lines with a production capacity of 440,000 cubic meters of MDF boards, 280,000 cubic meters of PBO and 124,000 cubic meters of melamine lamination.
Montenegro Mill.
This mill has an installed annual production capacity of approximately 450,000 cubic meters of PBO panels and 200,000 cubic meters of melamine lamination.
Ponta Grossa Mill.
This mill produces MDF and has an installed annual production capacity of approximately 300,000 cubic meters of MDF panels. Its melamine annual lamination capacity is 330,000 cubic meters.
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
Mexico
Durango Mill.
This mill includes two PBO production lines with an annual aggregate installed capacity of 155,000 cubic meters; one MDF production line with a current annual installed capacity of 250,000 cubic meters; four melamine lines with an annual installed capacity of 172,000 cubic meters; and one resin plant. We acquired the Durango mill in January 2019.
Zitácuaro Mill.
This mill includes one PBO production line with an annual installed capacity of 160,000 cubic meters and three melamine production lines with an annual installed capacity of 107,000 cubic meters. We acquired the Zitácuaro mill in January 2019.
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

Energy and Sustainable Development
We utilize renewable fuels such as forest biomass
sub-products
in power plants that cogenerate the steam and electricity required for our manufacturing operations, thus reducing greenhouse emissions. Biomass co-generation
allows for high thermal efficiency, approaching 80% in some cases. In addition to meeting our energy needs, we generate a significant amount of surplus power in Chile delivered to the SEN, distributing electrical power throughout Chile´s central and southern regions. In Uruguay, biomass sub-products
from our Montes del Plata mill also cogenerate the steam and electricity to meet our energy needs, and surplus power is delivered to the Uruguayan power grid.
The following table sets forth, by country and mill, our energy producing facilities and their annual installed capacities, maximum generation, average consumption and surplus power as of December 31, 2021:

Country/Mill	Installed Capacity (MW)	Maximum Generation (MW)	Average Consumption (MW)	Surplus power delivered to Power Grid (MW)
Chile:
Arauco	127	105	81	24
Constitución	40	30	22	8
Cholguán	29	28	15	13
Licancel	29	20	14	6
Valdivia	140	115	54	61
Horcones (gas/diesel)	24	24	—	24
Nueva Aldea I	30	28	14	14
Nueva Aldea II (diesel)	10	10	—	10
Nueva Aldea III	136	100	63	37
Bioenergía Viñales	41	31	9	22

Total Chile	606	491	272	219
Uruguay:
Montes del Plata (1)	91	90	39	50

Total Uruguay	91	90	39	50
Argentina:
Piray	38	30	16	15
Puerto Esperanza	44	44	44	—

Total Argentina	82	74	60	15
Total	779	655	371	284

(1)	Considers 50% of our Montes del Plata joint operation
As of December 31, 2021, we had registered five
co-generation
power plants in Chile as greenhouse emission reduction project activities under the Clean Development Mechanism (CDM) of the Kyoto Protocol. Three of them were registered in 2006, (Trupán, Nueva Aldea (first phase) and Nueva Aldea (second phase)); a fourth plant was registered in 2009 (the Valdivia biomass power plant); and the fifth one was registered in 2011 (the Horcones power plant expansion project). These power plants generate electricity through forestry biomass (forestry and wood industrial sub-products,
including the wood pulp
by-product
called “black liquor”). This renewable carbon-neutral fuel allows the facilities to decrease their reliance on fossil-fuel intensive grid electricity.
We were the first Chilean forestry company to issue Certificates of Emission Reductions (CERs or carbon credits) under the CDM of the Kyoto Protocol. Between 2007 and 2021, we had contributed 7.92% of total carbon credits in the energy generation from residual biomass projects portfolio registered worldwide in accordance with the CDM standard. This portfolio of initiatives represents a net issuance of 4.5 million CERs under our CDM projects.
In 2021, we sold 1.05 million CERs issued under the CDM in the aggregate, directly and through brokers and traders, to corporate businesses that aim to compensate for their emissions in the voluntary market. We also sold 0.452 million Verified Carbon Units (VCUs) from the Viñales cogeneration plant registered under the internationally recognized standard Verra during the same year.

	Year ended December 31
	2021	2020	2019	2018-2007
CERs issued (net of the commission paid to United Nations Framework Convention on Climate Change, or “UNFCCC”)	139,043	75,007	109,842	4,204,090
CERs sold or donated	MM1.05	113,235	—	3,021,300

The UNFCCC approved the second verification process for the period 2017 and 2018 of the Punta Pereira biomass power plant (which is part of the Montes del Plata joint operation), successfully issuing 164,029 CERs under the CDM standard.
The UNFCCC approved our request to revalidate four of our emission reductions projects (Trupán, Valdivia, Nueva Aldea and Horcones biomass power plants) to be registered under the CDM of the Kyoto Protocol. This series of approvals extend the crediting period of our projects through 2028. These projects’ joint potential emission reduction is 437,235 CERs per year.
Two new requests for revalidation will be submitted to UNFCCC in early 2022 for the Celulosa Nueva Aldea II and the Punta Pereira biomass power plants in Chile and Uruguay, respectively. These seek to extend the crediting period by seven years, during which we can obtain CERs under the CDM in connection with the project. For both projects, the potential emission reduction is 160,000 CERs per year.
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
Our Healthy Culture (
Cultura Sana)
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

•
During 2020 we implemented a COVID 19 contingency plan aimed at reducing health and safety risks for our employees. This plan included measures to improve overall the health conditions and prevent the dissemination of
COVID-19.

Community and Social Development
We seek to be a virtuous actor in the communities we are a part of and an active agent in their economic and social development. We are committed to the United Nations’ Sustainable Development Goals and believe that the development and wellbeing of our local communities is essential to the sustainability of our business. Through a model of dialogue and participation, we engage actively with local communities and implement a range of social and community programs that promote collaboration and common interests including, among others, the following:

•
For over thirty years our Educational Foundation (
Fundación Educacional Arauco
) in Chile has contributed to the widespread improvement of the quality of local education by strengthening the core competencies and teaching skills of school principals and teachers in hundreds of schools serving thousands of young students.

•
Our Water Supply Challenge (
Desafío Agua)
program in Chile promotes improved community hygiene and sanitation by providing equipment and infrastructure to rural communities and schools to improve their access to reliable sources of clean water for human consumption.

•
We promote access to affordable housing through our Housing Program (
Programa Vivienda)
in Chile by counseling our employees, suppliers and their families in applying for public housing subsidies and by assisting them in finding and evaluating adequate housing. Since its inception, our
Programa Vivienda
has supported the construction of more than 1,750 new housing units to the program’s beneficiaries.

•
Our Environmental Education Program (
Educación Ambiental Arauco)
focuses on
schools in communities in Brazil and Argentina, where we have presence and promotes values, knowledge and awareness regarding the importance of environmental conservation and sustainable forestry practices.

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
Carbon Footprint
During 2020 we achieved our goal of carbon neutral certification. This means that, at a global level, our carbon dioxide captures exceed our emissions, which we believe positions us as the world’s first forestry company to meet this goal. This achievement is sustained by two complementary paths: efficiencies at an operational level that allow us to reduce greenhouse gas emissions, and at the same time, an increase in CO2 captured by the native forest, forest plantations, and carbon stored in our pulp and wood products. This achievement builds on the path we set for ourselves almost three decades ago, when we elected to integrate clean and renewable energy from biomass into our production processes, thus contributing to the much needed decarbonization of the Chile’s energy grid.
An independent international audit firm was in charge of developing a neutrality protocol which was applied to verify our global operation –and that other companies and industries can also use– considering all of our businesses for the year 2019. In this context, we achieved neutrality by generating a net surplus of 13,053,590 tons of CO2e captured.
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
Our native forest preservation and restoration program in Chile includes two lines of work:

•
Approximately 25,000 hectares of native forests declared as substituted after 1994 are undergoing a long-term program to restore such native forests, where we have made advancements in more than 6,700 hectares since 2012.

•	Approximately 15,000 hectares of native forests affected by fires, 84% of which have been recovered, reaching pre-fire levels in certain cases.
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
Regarding water scarcity, Chile has experienced a drought during the last years and, as a consequence, the Licancel mill had to cease its activities for approximately three months in the end of the 2019. Rainfalls in the region slightly increased during the 2020 and 2021 summer seasons as compared to 2019, and thus we were able to ensure the continuity of our operations, except in February 2022 when the Valdivia mill had to cease its activities for three days due to the low flow of the Cruces River. We evaluated and implemented several initiatives to mitigate the effect of drought. Those operational measures have helped us to decrease the exposure of our operation in the face of water shortage and allow mills to operate normally.
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
We work with neighboring communities through joint fire prevention initiatives including local fire prevention committees in which neighbors, governmental authorities and private businesses collaborate. We have strengthened our fire detection capabilities by creating a new, unified central command post in Chile that collects all information on detection and resource deployment and by deploying new monitoring and early detection tools such as, fixed and robot cameras, and by developing patrol routes for fire detection during high-risk periods.
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
Energy Management
In a context in which the clean energy supply is limited, renewable energy generation and its efficient use are a challenge for us. By using biomass in our boilers, we are self-sufficient in energy consumption in Chile, Argentina and Uruguay, contributing energy surplus to each country’s power grid. In addition to energy generation, our recovery boilers recover inorganic compounds that are part of the process. We also promote greater efficiency in its processes to reduce energy consumption and improve environmental performance.
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
Competitors
We face substantial worldwide competition in each of our geographical markets and in each of our product lines.
Pulp
Our main competitors in hardwood pulp in Europe, Asia and the Middle East are Suzano Papel e Cellulose S.A. (Suzano), CMPC Celulosa S.A. (CMPC), Eldorado Brasil Celulose S.A., Celulosa Nipo-Brasileira S.A.,
UPM-Kymmene
Oyj (or “UPM”), and Stora Enso Oyj. We also face competition in hardwood pulp from Asia Pacific Resources International Holdings Limited (APRIL) and Asia Pulp and Paper (APP), in Asia and the Middle East.
In the softwood pulp market, in Asia, our main competitors are Canadian producers such as Canfor Corporation, Cariboo Pulp and Paper, Zellstoff Celgar Limited and Zellstoff Celgar Limited Partnership, among others, as well as the Russian producer Ilim Pulp Enterprise Ltd.
In the dissolving pulp market, in Asia, our main competitors are Sappi Limited, Jari Celulose, Embalagens e Papel S.A., Södra Cell and Caima Industria de Celulose S.A. Additionally, in China we compete with local producers such as Hunan Juntai New Material Technology Co., Ltd. and Shandong Sun Paper Industry Joint Stock Co., Ltd.

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
The following are the principal Chilean ports that we use, each of which is operational as of the date of this annual report:

•
Coronel
. A private port located between the city of Concepción and the Arauco mill, which we built as a member of a consortium with five other companies and in which we have an equity interest of 50%. We shipped approximately 51.9 % of our aggregate export volume through this port in 2021;

•	Lirquén . A private port in the city of Concepción, in which during 2021, we shipped approximately 29.5% of our aggregate export volume;

•	San Vicente . A state-owned port near the city of Concepción through which we shipped approximately 1.4% of our aggregate export volume during 2021;

•	San Antonio : A state-owned port in the city of San Antonio through which we shipped approximately 11.4% of our aggregated export volume during 2021; and

•	Terminal Pacifico Sur (TPS): A private port in the city of Valparaíso through which we shipped approximately 5.8% of our aggregate export volume during 2021.
The closest ports to our Chilean mills are located as follows: approximately 25 kilometers from the Arauco mill, 310 kilometers from the Constitución mill, 370 kilometers from the Licancel mill, 70 kilometers from the Nueva Aldea mill and 420 kilometers from the Valdivia mill. We do not own pulp storage warehouses at any of these ports
We ship pulp to various ports in Europe, North and South America and Asia and, as is customary in the pulp industry, we store some stock in those ports. We use 17 foreign ports that have warehouse facilities available, and standard storage terms provide that we are entitled to a certain period of storage free of charge. We seek to ensure that we do not exceed the free storage period for each shipment. As of December 31, 2021, we had approximately 40,000 tonnes of pulp in storage in warehouses at foreign ports.
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

In Brazil, our efficient distribution system, which delivers finished products to more than 825 customers in over 331 cities, many of which are separated by long distances, is a key component to our competitiveness.
In Uruguay, our finished product of hardwood pulp is mainly shipped to Europe and Asia through the port managed by the joint operation Montes del Plata located next to the pulp mill in Punta Pereira, Colonia, Uruguay.
In North America, products sourced from our South American operations are shipped into 24 major ports of entry and stored in 18 warehouses. These are dispatched to more than 3,500 locations in the United States and Canada. Arauco’s seven composite panel plants, and two plants of MDF moulding in North America service over 440 customers throughout the region mainly through trucks and rail, in addition to exporting products to Central America.
In Mexico, products sourced from our South American operations are shipped into 8 ports of entry and stored in 5 warehouses. Our plants in Durango and Zitácuaro service over 193 customers throughout Mexico.

Description of Property
The following table presents our principal properties as of December 31, 2021.

Country	Forestry	Plants and Facilities
Chile	1,008,979 total hectares 613,971 hectares of plantations	5 Pulp Mills 1 PBO Mill 1 MDF Mill 2 Plywood Mills 7 Sawmills 4 Remanufacturing Facilities

Argentina	264,334 total hectares 130,400 hectares of plantations	1 Pulp Mill 1 MDF Mill 1 PBO Mill 1 Sawmill 1 Remanufacturing Facility 1 Resin Plant

Brazil	211,375 total hectares 114,035 hectares of plantations	2 MDF Mill 1 PBO Mill 1 MDF-PBO Mill 1 Resin Plant

Uruguay (1)	136,144 total hectares 86,339 hectares of plantations	50% of 1 Pulp Mill

United States		3 PBO Mills 2 MDF Mills 2 MDF moulding Mill 1 Impregnation of melamine papers Plant

Canada		1 MDF Mill 1 HDF Mill 1 Resin Plant

Mexico		1 PBO Mill 1 MDF-PBO Mill 1 Resin Plant

Portugal		50% of 1 MDF Mill (2) 50% of 1 PBO Mill (2) 50% of 1 Resin Plant (2)

Spain		50% of 1 MDF Mill (2) 50% of 1 PBO Mill (2) 50% of 1 Sawmill (2)

Germany		50% of 2 MDF Mills (2) 50% of 1 MDF-PBO Mill (2) 50% of 1 PBO-OSB Mill (2) 50% of 1 Impregnation of melamine papers Plant (2)

South Africa		50% of 1 PBO Mill (2)(3) 50% of 1 MDF-PBO Mill (2)

(1)	Corresponds to 50% of Montes del Plata.
(2)	Corresponds to 50% of Sonae Arauco.
(3)	This mill is currently shut down.
Future expansion plans will depend on global market conditions. For information regarding environmental risks associated with our use of our properties, see “Item 3. Key Information—Risk Factors—Risks Relating to the Company.”

Insurance
We carry a global insurance program, covering our production plants, facilities and equipment. This insurance program provides coverage, in the event of fire, explosion, machinery breakdowns or natural disasters, including earthquakes and tsunamis. Subject to exclusions and deductibles, our insurance covers up to U.S.$750 million per loss in Chile, U.S.$300 million per loss in Argentina, United States and Canada, U.S.$145 million per loss in Mexico and R$1,000 million (equivalent to approximately U.S.$212.7 million using the exchange rate of April 11, 2022, as published by the Central Bank of Brazil) per loss in Brazil, including physical damage and business interruption for up to 18 months for Chile, Argentina and Brazil, and up to 12 months for United States, Canada and Mexico. The deductibles for Chile and Argentina for physical damage are U.S.$3 million per occurrence for damages caused. In case of damages caused by earthquakes and tsunamis in Chile, the deductible is 2% of the total insured amount for each location, subject to a cap of U.S.$25 million. Deductibles for Chile and Argentina for business interruption are 30 days for all losses, 45 days for machinery breakdowns and 45 days for machinery breakdowns of turbines. The deductible for Mexico for business interruption is 30 days. For Chile and Argentina, we also have an annual self-insurance
retention of U.S.$15 million, with a U.S.$7.5 million maximum per event. The deductible for Arauco North America, including physical damage and business interruption is U.S.$2.5 million. The deductible for Mexico, including physical damage and business interruption is U.S.$1 million. The deductible for Brazil, including physical damage and business interruption is R$5 million. Our insurance policy covering our production plants, facilities and equipment in Chile are carried by Seguros Generales Suramericana S.A. (50.0%) and Mapfre S.A. (50.0%). In Argentina, Brazil and Mexico are carried by Seguros Generales Suramericana S.A. (100%); in the United States, and Canada are carried by Great Lakes (100%).
In Chile, we have contracted fire insurance coverage for all of our Chilean forest holdings and nurseries but do not insure against pests or disease.
In January and February 2017, wildfires, exacerbated by high temperatures, the action of the winds, low atmospheric humidity and the complexity of combatting multiple focal points that appeared simultaneously in different places, broke out in the central and southern regions of Chile, and with respect to us, in the Maule, Ñuble and Bio Bio regions. As a consequence of such fires, we suffered the burning of approximately 72,500 hectares of forest plantations, which had a fair value of approximately U.S.$210 million, according to IFRS. The forest plantations affected by the fires had insurance coverage, with their corresponding deductibles and limits. In accordance with the final report of the insurance adjusters, in October 2017 our subsidiary Forestal Arauco S.A. recovered U.S.$35 million, after applying a U.S.$15 million deductible.
After the 2017 wildfires in Chile, we increased the limits of our forestry insurance coverage in Chile to U.S.$85 million with a deductible of U.S.$25 million for the whole season (regardless of the number of the events). This policy is carried by Mapfre S.A. (100%), and the insurance period is from October 3,
2021 to October 3, 2022. We also established satellite-assessment for damaged areas, which enables us to face potential claims in a faster way.
During the 2020-2021 season, forest fires consumed approximately 4,145 hectares of our forest plantations. The affected forest plantations had a fair value of approximately U.S.$19.1 million representing approximately 0.57% of the fair value of our total forest plantations and approximately 0.11% of our total assets, in each case under IFRS. As of the date of this annual report, during the 2021-2022 season, approximately 4,869 hectares of our forest plantations have been affected by forest fires.
In Argentina, we maintain fire insurance for 16,954 hectares of timber assets located in the Delta of the Paraná river, close to Buenos Aires and Entre Ríos. The insurance policies for plantations located in the Delta of the Paraná river, are carried by Sancor Seguros and are capped at of U.S.$9 million with a deductible of U.S.$100,000. For the rest of our forests in Argentina, we do not maintain fire insurance since historically, Argentina receives significant amount of rainfalls, especially during the summer months and we believe that the risk of damage from fire does not justify the costs of carrying insurance.
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
Cybersecurity
We have developed a cybersecurity policy based on the guidelines and criteria contemplated by the international standards ISO 27001 and ISO 27002, as well as control mechanisms, technologies, processes and procedures developed on the basis of guidelines and criteria addressed by the international standard ISO 27032 / NIST, and ISA 62443 for industrial environment. Additionally, we have technological partners that monitor our infrastructure and, periodically we make security assessments, which allow us to complement and improve ongoing initiatives and our cybersecurity strategic plan. As we saw a significant increment of cybercrime during the pandemic, we also initiated a strategic revision with third parties with the aim of applying the best market practices. We also continue to adopt more simulation exercises and Human Resources policies to ensure all the employees comply with our cybersecurity policies.
During 2021, Arauco did not face any material losses due to cybersecurity breaches. However, even though we have thorough cybersecurity practices and governance in place, we cannot assure that in the future we will not be subject to any material cybersecurity incidents.
For more information regarding cybersecurity risk, see “Item 3. Key Information—Risk Factors—Risk Relating to Our Company—Cybersecurity events, such as a cyber-attack could adversely affect our business, financial condition and results of operations.”

Capital Expenditures
To utilize our increasing volume of forest production, we have added to, expanded and modernized our processing facilities.
For the year ended December 31, 2019, our aggregate capital expenditures were U.S.$1,198.9 million, consisting primarily of U.S.$972.1 million for the addition of property, plant and equipment and U.S.$226.8 million for maintenance and acquisition of biological assets.
For the year ending December 31, 2020, our aggregate capital expenditures were U.S.$1,508.1 million, consisting primarily of U.S.$1,322.7 million for the addition of property, plant and equipment, and U.S.$185.3 million for maintenance and acquisition of biological assets.
For the year ending December 31, 2021, our aggregate capital expenditures were U.S.$1,362.3 million, consisting primarily of U.S.$1,170.9 million for the addition of property, plant and equipment, and U.S.$191.4 million for maintenance and acquisition of biological assets.
For the year ending December 31, 2022, we have currently budgeted capital expenditures of U.S.$1,220.1 million, which primarily includes U.S.$993.2 million for the addition of property, plant and equipment, and U.S.$226.9 million in maintenance and acquisition of biological assets. Our ability to complete our capital expenditure plan depends on factors that are beyond our control.

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
Chile
The Chilean legislation to which we are subject includes the
Ley Sobre Bases Generales del Medio Ambiente (
Chilean Environmental Law) and related regulations. Current environmental institutions include the following public entities: the Ministry of the Environment (aimed at developing national environmental policy), the Service of Environmental Evaluation (in charge of administering the environmental assessment system), the Evaluation Commissions (in charge of evaluating projects and activities within the Environmental Impact Evaluation System), and the Superintendence of Environment (in charge of supervising and auditing environmental compliance).
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
In December 2017, the government restarted the rulemaking process and published a new draft SWQSVR for public comments. The draft proposes to regulate using practically the same parameters and limits included in the previous Norm declared void by the Supreme Court. In our opinion, the draft presents flaws similar to those detected in the previous rulemaking process, among others, the lack of identification and consideration of its actual economic and social costs and that most of its parameters and limits are not technically or environmentally reasonable. The public comment process finished in March 2018 and several comments from the public and different stakeholders were submitted, including several technical, economical and legal reports from third parties, were submitted. According to applicable regulations, the government prepared a final draft, which will be subject to the consideration by the Sustainability Ministers’ Committee
(Consejo de Ministros para la Sustentabilidad)
and the President of the Republic. Once the new norm enters into force, we cannot exclude the possibility that the authority may declare that the Valdivia River Basin is contaminated and thus initiate an administrative proceeding to impose a decontamination plan, which may include new limits on discharges of wastewater applicable to the Valdivia mill.
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
We believe that we are currently in material compliance with local and national environmental regulations and orders applicable to our operations in the United States and Canada.
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
Uruguay
The activities of the Montes del Plata joint operation are subject to Uruguayan national and municipal environmental regulations. The principal environmental authorization required to carry out such project’s construction activities was the environmental authorization, or AAP, regulated by the Environmental Impact Assessment Act, Law No. 16,466, and its regulatory Decree No. 349/005. AAPs are granted by the National Environmental Bureau, or DINACEA (former DINAMA), which pertains to the Ministry of Housing, Land Use Management and Environment, or MVOTMA.
On July 14, 2020, Law No. 19,889 was published on the Official Gazette, creating the Ministry of Environment, empowered with exclusive competence on environmental matters. Law No. 19,889 also provided for the transfer of all environmental related powers of the Ministry of Housing, Land Management and Environment to the new Ministry of Environment.
In order to obtain this authorization, an applicant must submit a complete report regarding all aspects of any proposed works including a classification of the same by a competent professional in one of the three categories, A, B or C. If the proposed project is classified by DINACEA (former DINAMA) as B or C, a comprehensive environmental impact assessment (which includes all aspects of the project) is required and in some cases a public hearing may be required (such as when the project is classified as C). Once the AAP is granted, the interested party is required to perform the project in accordance with the terms and conditions of such authorization.

For certain activities (including, construction of an industrial plant), a Viability Location Report, or VAL, is required. This report should be submitted before the National Environmental Bureau and must include a notification to the municipal government where the project is to be located (
Intendencia
) and the delivery of information similar to that required for the AAP. This process contemplates a period for public comment on summary information that is available. The Intendencia involved in any such project may submit its findings to the DINACEA (former DINAMA) for consideration. The relevant companies that comprise Montes del Plata have already obtained the AAP and the VAL.
Once construction is completed according to the approved project and the AAP conditions, and prior to starting operations, a company needs to obtain the environmental authorization for operation, or AAO, which is regulated by the same decree, comes to regulate the environmental compliance of the relevant companies in the operational phase of the endeavor and needs to be renewed every 3 years. Montes del Plata obtained this authorization from the National Environmental Bureau, DINACEA (former DINAMA), in June 2014, and has been renewed until October 2022.
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
Law No. 20,283 provides for the management and conservation of native tree forests and forest development. Its purposes are the protection, recovery and improvement of native forests in order to guarantee both forest sustainability and environmental policy. This law established a fund for the conservation and sustainable management of native forests. According to this law, owners of native forests are able to exploit them so long as they have a “management plan” approved by the CONAF. Depending on the owner’s approved plan, as well as other factors, the subsidy provided by the fund may vary between U.S.$200 and U.S.$400 per hectare. The law also prohibits the harvesting of native trees in certain areas and under certain conditions. In compliance with applicable regulations, we have adopted environmentally sensitive policies towards our holdings of native forests, which are protected and preserved in their entirety. Our products come from established plantations only; we do not sell any wood derived from our native forests. Arauco’s forestry operations adhere to our international control systems, which are all in accordance with current legislative and environmental sustainability standards. We believe that we are in material compliance with Law No. 20,283. See “Item 4. Information on our Company—Description of Business—Forestry Activity.”
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
(Highest Court in Brazil) to determine if Federal Law No. 5,709/1971 is applicable to Brazilian companies with foreign shareholders, as it could arguably be contrary to the Brazilian constitution. Our local counsel has advised us that, although in its opinion these restrictions are not applicable to the transactions consummated by our Brazilian subsidiaries, they could apply from August 2010 and to future transactions which have as object, the acquisition of land by persons that have foreign majority capital.
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
Uruguay
The management and exploitation of forests in Uruguay is regulated primarily by Law No. 15,939 (as amended by Law No. 18,083 and by the regulatory decree No. 452/988), which has declared forestry activity as an area of national interest. This law classifies forests into three categories: protectors, yield and general, and provided certain tax and financial benefits related to forests classified as protectors and yield located in areas classified as forestry priority. In order to obtain such classification, interested parties must submit a forestry management plan to the General Forestry Bureau. This law also establishes certain conservation requirements and controls for each category of forest.
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
Among them, we highlight the following, which we develop below (i) the creation of an Environmental Registry of Forest Plantations; (ii) the definition of forest land; and (iii) the requirement of Special Environmental Authorization (AAE) for new plantations of one hundred or more hectares that are carried out on already forested land and whose previous plantation has not been subject to Prior Environmental Authorization (AAP).
In December 2021, Decree No. 405/021 was published, providing for the creation of an environmental registry of forest plantations for new forest plantation of between forty and up to one hundred hectares, defining forest lands and imposing the requirements (to obtain an AAE) for new plantations of one hundred or more hectares in soils
We believe that the Montes del Plata forestry operations are in material compliance with the applicable regulatory framework.

Item 5.	Operating and Financial Review and Prospects
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION, RESULTS OF OPERATIONS AND CASH FLOWS
The following discussion is based on and should be read in conjunction with our audited consolidated financial statements and the notes thereto, included elsewhere in this annual report. Our consolidated financial statements are prepared in accordance with IFRS as issued by the IASB and presented in U.S. dollars.
Overview
We derive our revenues from the sale of bleached and unbleached pulp, wood products such as MDF, PBO, plywood, sawn timber and remanufactured wood products, forestry products, such as sawlogs and pulplogs, and sales of electricity. We sell our products in domestic and export markets. During 2021 and 2020, sales of wood products constituted the single largest component of our revenues. As occurs with many other commodities, pulp is subject to significant cyclical price fluctuations determined by global supply and demand. Accordingly, our revenues are subject to cyclical fluctuations. Prices for wood and forestry products, also fluctuate significantly among domestic markets. Although variations in prices tend to have the most significant effect on our results of operations, variations in sales volume and product mix, production costs and exchange rate fluctuations also can have a substantial impact on our results. See “Item 3. Key Information—Risk Factors—Risks Relating to the Company— Fluctuations in market price for our products could adversely affect our financial condition, results of operations and cash flows”.
Our business, results of operations and cash flows depend, to a large extent, on the level of economic activity, on government and foreign exchange policies and on political and economic developments in our principal markets. In 2019, 62.1% of our sales of pulp were to customers in Asia, 16.6% to customers in Europe, and 13.9% to customers in Central and South America. In 2020, 63.8% of our sales of pulp were to customers in Asia, 12.6% to customers in Europe, and 14.1% to customers in Central and South America. In 2021, 59.3% of our sales of pulp were to customers in Asia, 13.6% to customers in Europe, and 17.7% to customers in Central and South America. In 2019, 58.9% of our sales of wood products were to customers in North America and 27.8% to customers in Central and South America. In 2020, 60.2% of our sales of wood products were to customers in North America and 27.6% to customers in Central and South America. In 2021, 56.2% of our sales of wood products were to customers in North America and 31.6% to customers in Central and South America. Our business, earnings and prospects may be materially and adversely affected by developments in our markets with respect to inflation, interest rates, currency fluctuations, protectionism, government subsidies, price and wage controls, exchange control regulations, taxation, expropriation or social instability, as well as by political, economic or diplomatic developments. See “Item 3. Key Information—Risk Factors—Risks Relating to the Company— Worldwide competition in the markets for our products may adversely affect our business, financial condition, results of operations and cash flows”.
As of December 31, 2021, 69.3% of our property, plant, equipment and forest assets were directly owned by us and our Chilean subsidiaries, 5.9% by our Argentine subsidiaries, 5.0% by our Brazilian subsidiaries, 5.3% by our U.S. and Canadian subsidiaries, 1.0% by our Mexican subsidiaries and 13.5% by our joint operation in Uruguay. In 2021, 54.7% of our consolidated revenues were derived from our operations in Chile, 8.3% of our consolidated revenues were derived from our operations in Argentina, 9.9% of our consolidated revenues were derived from our operations in Brazil, 16.4% of our consolidated revenues were derived from our operations in the United States and Canada, 3.0% of our consolidated revenues were derived from our operations in Mexico and 7.7% of our revenues were derived from our operations in Uruguay. Accordingly, our financial condition, results of operations and cash flows are affected by, to a significant degree, economic conditions in Chile, Argentina, Brazil, Uruguay, the United States, Canada and Mexico. See “Item 3. Key Information—Risk Factors—Risks Relating to the Company— Worldwide competition in the markets for our products may adversely affect our business, financial condition, results of operations and cash flows”.
Economic Indicators in Chile, Argentina, Brazil, Uruguay, the United States, Canada and Mexico
Chile
According to the Central Bank of Chile, in real terms Chile’s GDP increased 0.8% in 2019, contracted 6.0% in 2020 and increased 11.7% in 2021. The Chilean peso depreciated against the U.S. dollar 7.8% in 2019, appreciated 5.0% against the U.S. dollar in 2020 and depreciated 18.8% against the U.S. dollar in 2021. See “Item 3. Key Information—Risk Factors—Risks Relating to Chile.”
United States
According to the U.S. Bureau of Economic Analysis, the United States GDP increased 2.2% in real terms in 2019, contracted by 3.5% in 2020 and increased 6.9% in 2021. See “Item 3. Key Information—Risk Factors—Risks Relating to the United States and Canada.”

Canada
According to the Bank of Canada, in real terms Canada’s GDP increased 1.6% in 2019, decreased 5.4% in 2020 and increased 4.6% in 2021. In 2019 the Canadian dollar depreciated 4.4% against the U.S. dollar in 2019, appreciated by 6.5% in 2020 and appreciated 1.1% in 2021. See “Item 3. Key Information—Risk Factors—Risks Relating to the United States and Canada.”
Brazil
According to the
Instituto Brasileiro de Geografia e Estatística
(the Brazilian Institute of Geography and Statistics), in real terms Brazil’s GDP increased 1.4% in 2019, contracted 4.1% in 2020 and increased 4.6% in real terms in 2021. In 2019, 2020 and 2021, the Brazilian real depreciated against the U.S. dollar 3.9%, 29.1%, and 7.3% respectively. See “Item 3. Key Information—Risk Factors—Risks Relating to Brazil.”
Argentina
According to the
Instituto Nacional de Estadística y Censos
(the Argentine National Statistics and Census Institute, or the “INDEC”), in real terms Argentina’s GDP declined 2.1% in 2019, 9.9% in 2020 and increased by 10.3% in 2021. In 2019, 2020 and 2021, the Argentine peso depreciated against the U.S. dollar 58.3%, 41.6% and 21.6%, respectively. In 2019, 2020 and 2021, the INDEC’s national CPI was 53.8%, 36.1% and 51.4%, respectively. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina.”
Uruguay
According to the
Banco Central del Uruguay
(the Central Bank of Uruguay), in real terms Uruguay’s GDP increased 0.4% in 2019, contracted 5.9% in 2020 and increased 4.4% in 2021. In 2019, 2020, and 2021 the Uruguayan peso depreciated against the U.S. dollar 15.1%, 13.4%, and 5.8%, respectively. See “Item 3. Key Information—Risk Factors—Risks Relating to Uruguay.”
Mexico
According to the
Banco de México
, in real terms Mexico’s GDP decreased 0.1% in 2019, 4.4% in 2020 and increased 1.1% in 2021. The Mexican peso appreciated against the U.S. dollar 4.0% in 2019, depreciated 5.3% in 2020 and depreciated 3.4% in 2021. See “Item 3. Key Information—Risk Factors—Risks Relating to Mexico.”
Exchange Rate Fluctuations
We generally express our export prices in U.S. dollars, whereas our domestic sales in Chile are priced in Chilean pesos except for pulp sales, which are priced in U.S. dollars; domestic sales in Brazil are priced in Brazilian reals; domestic sales in Argentina are priced in Argentine pesos except for pulp sales, which are priced in U.S. dollars, and domestic sales in Mexico are priced in Mexican pesos. To the extent that local currencies depreciate against the U.S. dollar, our domestic revenues may be adversely affected when expressed in U.S. dollars.
The Chilean peso has been subject to devaluation in the past and could be subject to significant fluctuations in the future. During 2021, the value of the Chilean peso relative to the U.S. dollar decreased 18.8% in nominal terms, based on the observed exchange rates on December 31, 2020 and December 31, 2021 (as published in the Official Gazette on January 4, 2021 and January 3, 2022, respectively). The observed exchange rate on April 11, 2022, as published in the Official Gazette on April 12, 2022, was Ch$818.53 to U.S.$1.00.
The effect of exchange rate fluctuations is partially offset by the fact that certain of our operating expenses are denominated in U.S. dollars (such as our freight costs and selling expenses in the form of commissions paid to our sales agents abroad) and a significant part of our indebtedness is denominated in U.S. dollars. As of December 31, 2021, our U.S.
dollar-denominated
indebtedness was U.S.$3.9 billion. In addition, if the U.S. dollar appreciates against the legal currency in any of our export markets, we must, from time to time, express our sales in that local currency to compete effectively.
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

Fluctuations in Market Prices for our Products
In recent years, our revenues have been affected by price level volatility in our domestic and export markets. The prices for each of our pulp, wood and forestry products depend on the markets in which they are sold. While prices are generally similar for a given product on a global basis, domestic market conditions affect prices in markets such as Asia, Central and South America, Europe and the United States.
The following table sets forth, for the years indicated, average unit sales prices for our products.

	Year ended December 31, (1)
	2021	2020	2019

	(U.S.$ per tonne) (3)
Product (2)

Pulp
Bleached pulp	726.7	511.6	605.8
Unbleached pulp	759.8	569.9	661.3
Logs (U.S.$ per cubic meter) (3)	30.5	23.0	28.1

	(U.S.$ per cubic meter) (3)
Wood Products
Sawn timber	323.1	225.9	236.3
Remanufactured wood products	736.0	645.1	565.0
Plywood	637.9	453.0	415.5
Panels	364.7	299.0	314.6

(1)	Calculated as average unit prices for the year based on our internally collected data.
(2)	Each category of product contains different grades and types and the shipping terms vary with the product, as well as the customer.
(3)	We generally quote our prices in U.S. dollars for export sales and in U.S. dollars, Chilean pesos, Argentine pesos, Brazilian reals or Mexican pesos, as applicable for domestic sales.
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
Prices for unbleached softwood market pulp also follow cyclical patterns related to worldwide demand, stock levels and supply. Based on information published by Hawkins Wright Ltd., in 2021 unbleached softwood market pulp represented about 4.3% of the total capacity in the global wood pulp market. The majority of unbleached softwood pulp is sold in Asia, and its price in that market does not necessarily follow the cycle of prices for softwood or hardwood.
During 2017, average prices of hardwood and softwood followed an upward trend, with NBSK – Europe reaching U.S.$999.63 per tonne at the end of the year (the highest level since 2011) and NBSK – China reaching U.S.$886.35 per tonne. BHKP – Europe prices increased significantly during 2017 reaching U.S.$979.31 at the end of the year (the rise in this type of fiber has reduced the gap between both fibers). The same trend was followed by the BHKP – China index, reaching U.S.$768.57, its peak, at the end of the year. Prices increased mainly because of (i) a reduction in the Indonesian mill’s production capacity for the next three to four years and (ii) the lower capacity of other existing mills due to operational problems. Demand had a steady rise during 2017, which also drove prices to reach higher levels.
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
During 2019, average prices decreased 31.7% in the case of NBSK – Europe, which reached U.S.$819.95 per tonne at the end of the year, and 22.9% in the case of NBSK – China, which reached U.S.$557.57 per tonne at the end of the year. BHKP – Europe decreased 33.7% in 2019, reaching U.S.$680.01 per tonne at year end, and BHKP – China decreased 30.0% in 2019, reaching U.S.$456.92 at year end. The downward trend during most of 2019 was mainly driven by trade tensions between China and the United States, as well as lower paper demand in Europe, which adversely affected both hardwood and softwood pulp prices. Hardwood pulp prices were also adversely impacted by the high levels of inventories registered during the year, which started to decrease after mid-2019.
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
During 2021, average prices increased 43.3% for NBSK – Europe, which reached U.S.$1,260.27 per tonne at the end of the year, and 13.0% for NBSK – China which reached U.S.$757.82 by year end. BHKP – Europe increased 63.8% reaching U.S.$1,114.0 by year end. In the case of BHKP – China, prices increased 14.3% reaching U.S.$570.73 by year end. In general, prices across all fibers and markets increased, especially during the first half of the year, mostly due to normalization of demand and certain supply issues caused by the
COVID-19
pandemic. During the second half of the year, prices remained stable and at high levels in European markets and adjusted downwards somewhat on Chinese markets.
Prices of Northern Bleached Softwood Kraft Pulp (NBSK – Europe)
(1)
The following table sets forth the prices for NBSK – Europe, as listed on the NBSK – Europe index, as of the dates indicated, as well as the percentage variation with respect to the previous date:

List Price as of December 31,	U.S.$/tonne	% Change
2019	819.95	(31.7)%
2020	879.36	7.2%
2021	1,260.27	43.3%

Prices of Northern Bleached Softwood Kraft Pulp (NBSK – China)
(1)
The following table sets forth the prices for NBSK – China, as listed on the NBSK – China index, as of the dates indicated, as well as the percentage variation with respect to the previous date:

List Price as of December 31,	U.S.$/tonne	% Change
2019	557.57	(22.9)%
2020	670.56	20.3%
2021	757.82	13.0%
Prices of Bleached Hardwood Kraft Pulp (BHKP – Europe)
(1)
The following table sets forth the prices for BHKP – Europe, as listed on the BHKP – Europe index, as of the dates indicated, as well as the percentage variation with respect to the previous date:

List Price as of December 31,	U.S.$/tonne	% Change
2019	680.01	(33.7)%
2020	680.00	0.0%
2021	1,114.00	63.8%
Prices of Bleached Hardwood Kraft Pulp (BHKP – China)
(1)
The following table sets forth the prices for BHKP – China, as listed on the BHKP – China index, as of the dates indicated, as well as the percentage variation with respect to the previous date:

List Price as of December 31,	U.S.$/tonne	% Change
2019	456.92	(30.0)%
2020	499.08	9.2%
2021	570.73	14.3%

*	YoY means year over year
(1)	Source: Fastmarkets RISI.
Prices of Unbleached Kraft Pulp (UKP)
The following table sets forth the price of our UKP as of the dates indicated, as well as the percentage variation with respect to the previous date:

Price as of December 31,	U.S.$/tonne	% Change
2019	515.79	(39.6)%
2020	585.25	13.5%
2021	779.44	33.2%
Source: Arauco.

Prices of Dissolving Pulp
The following table sets forth the price of our dissolving pulp as of the dates indicated, as well as the percentage variation with respect to the previous date:

Price as of December 31,	U.S.$/tonne	Change YoY
2020	675.89	N/A
2021	906.33	34.1%
Source: Arauco.
Wood Products Prices
Over the last five years, the average prices for our wood products have fluctuated significantly, reflecting the effect on demand of global economic developments.
During 2017, average prices for our wood products increased 4.4% compared to 2016. The average prices and sales volume of our panels increased 4.7% and 2.4% respectively compared to 2016. Average prices for our sawn timber increased 1.9% compared to 2016, offset by a 2.6% decrease in sales volume. North American market demand improved in 2017, fueled primarily by the construction and retail sectors. The Brazilian market has been recovering slowly after the economic and political crisis. The Argentine market has improved in sales volume. Despite the production of new MDF mills in Brazil and Mexico that increased competition, we were able to maintain and increase prices in some markets.
During 2018, average prices for our wood products decreased 1.5% compared to 2017. Average prices for our panels decreased 5.6% while sales volumes increased 11.2%. The downward trend in average panel prices was explained by an oversupply mainly from Brazil, Chile, the United States and Asia. Average prices for our sawn timber increased 6.3% in 2018, partially offset by a 3.6% decrease in sales volume, which was mainly due to lower demand from China, which in turn was related to the uncertainty surrounding the trade tensions between China and the United States.
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
During 2020, average prices for our wood products decreased 1.9% compared to 2019. Average prices for our panels decreased 5.0%, and the volume of our panel sales decreased 4.4%. These decreases were mainly explained by adverse effects of the
COVID-19
pandemic outbreak. In 2020, average prices for our sawn timber decreased 4.4%, and the volume of our sawn timber sales decreased 4.7% compared to 2019, also explained by the adverse effects of the
COVID-19
pandemic outbreak.
During 2021, average prices for our wood products increased 26.0% compared to 2020. Average prices for our panels increased 22.0%, and the sales volume for panels increased 8.4% compared to 2020. These increases were mainly explained by a higher demand in the global markets, and supply issues at the industry level. In 2021, average prices for our sawn timber increased 43.0%, and the volume of our sawn timber sales increased 4.5% compared to 2020, also explained by a higher demand in the global markets and generalized supply issues.

Costs and Expenses
Cost of Sales
Our major costs of sales are the following:

•	timber,

•	chemicals,

•	forestry labor,

•	depreciation and amortization,

•	maintenance,

•	other raw materials, and

•	energy and fuel.
Our property, plant and equipment are depreciated on a
straight-line
basis over the remaining useful lives of the underlying assets. However, the amount of such depreciation that relates to our fixed production assets, such as pulp mills, panel mills and sawmills, is allocated to finished goods held as inventories and accumulates until charged to cost of sales when the finished goods are sold. Our forests and land are not depreciated.
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
In 2021, our cost of sales increased by 6.9% compared to 2020. The main reasons were increases in costs related to chemical products (22.9%), due to higher prices and higher sales volume during 2021. There was also a 18.6% increase in forestry labor costs, mainly because of increases in harvesting costs and in production volume. Also, there was a 15.7% increase of maintenance expenses because of higher costs associated to programmed maintenance stoppages.
Distribution Costs
Our distribution costs are comprised of our selling costs, which consist primarily of our shipping and freight costs which are the freight, port services, customs and other outbound logistical costs of shipping our products to our customer’s, in addition to, per tonne fees we pay to our selling agents.
Administrative Expenses
Our major administrative expenses are wages and salaries, expenses related to services, information technology (IT) expenses, insurance expenses and other expenses.

Results of Operations
The following table provides a breakdown of our financial results of operations and sales volumes for the years ended December 31, 2019, 2020 and 2021. The table and the discussion that follows are based on and should be read in conjunction with our audited consolidated financial statements, including the notes thereto, as of and for the years ended December 31, 2019, 2020 and 2021 included elsewhere herein. The audited consolidated financial statements included herein are prepared in U.S. dollars and in accordance with IFRS.

	For the year ended December 31,
	2021			2020			2019
	Sales	%	Volume	Sales	%	Volume	Sales	%	Volume

	(in millions of U.S. dollars, except percentages and volume)
Revenues
Pulp
Bleached pulp (1)	2,254.2	35.5	3,102.1	1,669.1	35.3	3,262.8	1,981.6	37.2	3,270.9
Unbleached pulp (1)	331.8	5.2	436.7	259.8	5.5	455.9	314.5	5.9	475.5

Pulp Subtotal	2,586.0	40.7	3,538.8	1,928.9	40.8	3,718.7	2,296.1	43.1	3,746.4

Logs, net (2)	81.6	1.3	2,672.7	49.6	1.0	2,156.7	72.4	1.4	2,577.0
Chips (2)	2.7	0.0	34.3	24.1	0.5	321.9	30.3	0.5	360.8
Other (2)	35.7	0.6	1,773.0	38.2	0.9	2,463.6	26.0	0.5	1,229.5
Forestry Products Subtotal (2)	119.9	1.9	4,480.0	111.9	2.4	4,942.2	128.7	2.4	4,167.3

Total	2,705.9	42.6	—	2,040.8	43.2	—	2,424.8	45.5	—

Wood Products
Fiberboard panels (2)	2,234.4	35.2	6,126.8	1,689.1	35.7	5,650.0	1,858.6	34.9	5,908.0
Sawn timber (2)	582.5	9.2	1,803.0	389.9	8.2	1,726.1	428.0	8.0	1,811.3
Remanufactured wood products (2)	329.3	5.2	447.5	273.5	5.8	424.0	250.1	4.7	442.7
Plywood	351.4	5.5	550.9	228.8	4.8	505.0	205.2	3.8	493.8

Total	3,497.6	55.1	8,928.1	2,581.4	54.5	8,305.1	2,741.9	51.4	8,655.8

Energy	87.1	1.4		63.0	1.3		74.5	1.4
Other	59.2	0.9		47.7	1.0		88.0	1.7

Total revenues	6,349.8	100		4,732.9	100		5,329.2	100

Cost of sales
Timber	(773.7)			(844.5)			(879.6)
Forestry labor costs	(554.5)			(467.6)			(547.7)
Maintenance costs	(261.1)			(225.7)			(294.9)
Chemical costs	(546.4)			(444.4)			(557.1)
Depreciation and amortization	(401.7)			(412.8)			(414.1)
Other costs of sales	(1,144.5)			(1,050.3)			(1,217.0)

Total cost of sales	(3,681.6)			(3,445.3)			(3,910.4)

Gross profit	2,668.2	42.0%		1,287.6	27.2%		1,418.8	26.6%
Other income	379.0			283.8			232.4
Distribution costs	(683.0)			(535.7)			(586.9)
Administrative expenses	(577.1)			(510.1)			(554.0)
Other expenses	(192.1)			(182.9)			(203.7)
Other gains (losses)	0.0			0.0			21.7
Income (loss) from operating activities	1,594.6			342.7			328.3
Financial income	33.5			29.4			32.6
Financial costs	(220.0)			(268.2)			(273.6)
Share of profit (loss) of associates and joint ventures accounted for using equity method	31.4			2.3			7.9
Exchange rate differences	(5.3)			(39.1)			(32.5)
Income before income tax	1,434.5			67.2			62.5
Income tax	(402.9)			(41.8)			(0.5)
Net income	1,031.6			25.3			62.0

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

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Revenues
Revenues increased 34.2%, from U.S.$4,732.9 million in 2020 to U.S.$6,349.8 million in 2021, primarily as a result of:

•	a 35.5%, or U.S.$916.2 million, increase in revenues from wood product sales; and

•	a 32.6%, or U.S.$665.1 million, increase in revenues from pulp and forestry products sales.
Pulp
. Revenues from bleached and unbleached pulp increased 34.1%, from U.S.$1,928.9 million in 2020 to U.S.$2,586.0 million in 2021, mainly due to a 40.8% increase in average prices, partially offset by a 4.8% decrease in sales volume. Sales of bleached pulp increased 35.5% mainly due to a 42.1% increase in average prices, partially offset by a 4.9% decrease in sales volume. Revenues from unbleached pulp increased 27.7% during 2021, mainly due to a 33.3% increase in average prices, partially compensated by a 4.2% decrease in sales volume. In general, during 2021, prices across all fibers and markets increased, especially during the first half of the year, mostly due to a normalization in demand and certain supply issues caused by the
COVID-19
pandemic. During the second half of the year, prices remained stable and at high levels in European markets and adjusted downwards somewhat on Chinese markets. Revenues from sales of forestry products increased 7.1%, from U.S.$111.9 million in 2020 to U.S.$119.9 million in 2021, mainly due to a U.S.$26.3 million increase in sales of sawlogs.
Wood products.
Revenues from wood products increased 35.5%, from U.S.$2,581.4 million in 2020 to U.S.$3,497.6 million in 2021, primarily due to a 26.0% increase in average prices, and a 7.5% increase in sales volume.
Revenues from panel products increased 32.3% from U.S.$1,689.1 million in 2020 to U.S.$2,234.4 million in 2021, due to a 22.0% increase in average prices and a 8.4% increase in sales volume. The increase in average prices was primarily due to a global increase in the housing, repair & remodeling and furniture industries, and also to logistic issues at the industry level due to the
COVID-19
pandemic.
Revenues from sawn timber increased 49.4%, from U.S.$389.9 million in 2020 to U.S.$582.5 million in 2021, mainly due to a 43.0% increase in average prices and a 4.5% increase in sales volume. The increase in average prices was primarily due to a global increase in the housing, repair & remodeling and furniture industries, and also to logistic issues at the industry level due to the
COVID-19
pandemic.
Revenues from plywood increased 53.6%, from U.S.$228.8 million in 2020 to U.S.$351.4 million in 2021, mainly due to a 40.8% increase in average prices and a 9.1% increase in sales volume.
Revenues from remanufactured wood products sales increased 20.4%, from U.S.$273.5 million in 2020 to U.S.$329.3 million in 2021, mainly due to a 14.1% increase in average prices and 5.5% in sales volume.
Other revenue.
Revenues from other sources, consisting mainly of revenues from sales of energy, chemicals and other services, increased 32.1%, from U.S.$110.7 million in 2020 to U.S.$146.3 million in 2021, mainly as a result of a U.S.$24.1 million increase in sales of energy and a U.S.$11.5 million increase in sales of chemicals and other services.

Cost of sales
Cost of sales increased 6.9%, from U.S.$3,445.3 million in 2020 to U.S.$3,681.6 million in 2021, primarily as a result of:

•
a 22.9% increase in chemical costs, from U.S.$444.4 million in 2020 to U.S.$546.0 million in 2021, primarily as a result of an increase in sales volumes in our wood products segment and certain increases in the average prices of some of the chemical products used in the panels production process;

•
a 18.6% increase in forestry labor costs, from U.S.$467.6 million in 2020 to U.S.$554.5 million in 2021, due to an increase in sales volumes in our wood products segment, and also to increases in harvesting costs;

•	a 15.7% increase in maintenance costs, from U.S.$225.7 million in 2020 to U.S.$261.1 million in 2021, due to higher costs associated to scheduled maintenance stoppages during the year; and

•
a 19.7% increase in energy and fuel costs, from U.S.$168.8 million in 2020 to U.S.$201.9 million in 2021, due to an increase in sales volumes in our wood products segment and also due to an increase in global fuel prices.

Gross Profit
As a percentage of total revenue, our gross profit increased from 27.2% in 2020 to 42.0% in 2021, primarily as a result of a 34.2% increase in our total sales revenue and a relatively lower increase of 6.9% in cost of sales. This is mainly explained by a 40.9% and 26.0% increase in average sales prices of pulp and wood products, respectively, when compared to average sales prices in 2020. Sales volume, on the other hand, decreased by 4.8% for bleached and unbleached pulp and increased by 7.5% for wood products, also on a yearly basis.
Other income
Other income increased 33.5% from U.S.$283.8 million in 2020 to U.S.$379.0 million in 2021. This increase was mainly driven by U.S.$213.4 million in gains resulting from a sale of forestry assets that we executed in August 2021.
Distribution costs
Distribution costs increased 27.5%, from U.S.$535.7 million in 2020 to U.S.$683.0 million in 2021, primarily as a result of a 34.1% increase in freight costs, and also to a 24.9% increase in costs associated to port services. These increases were due to a higher sales volume in our wood products division, and increases in shipping fees due to supply chain issues caused by the
COVID-19
pandemic.
As a percentage of revenues, distribution costs decreased to 10.7% in 2021, from 11.3% in 2020.
Administrative expenses
Administrative expenses increased 13.1% from U.S.$510.1 million in 2020 to U.S.$577.1 million in 2021, primarily as a result of:

•	a 17.7% or U.S.$37.4 million increase in wages, salaries and severance indemnities, mostly associated to provisions related to performance bonuses; and

•
a 21.4% increase, or U.S.$24.4 million, in other administrative expenses, mostly related to an increase in cleaning, transportation and testing expenses, all of these directly associated with the
COVID-19
pandemic. As a percentage of revenues, however, administrative expenses decreased to 9.1% in 2021, compared to 10.8% in 2020.

Other expenses
Other expenses increased 5.0%, from U.S.$182.9 million in 2020 to U.S.$192.1 million in 2021, mainly due to an increase of U.S.$16.6 million in loss of forests, and also to a 14.1% increase in impairment provisions for property, plant and equipment, which in 2021 included provisions of approximately U.S.$18.9 million related to Line 1 of the Arauco mill, a facility that was permanently shut down on January 3, 2022 in relation with the MAPA project.

Other income (loss)
We recorded no other income (loss) in 2021.
Finance costs
Finance costs decreased by 18.0% from U.S.$268.2 million in 2020 to U.S.$220.0 million in 2021, primarily as a result of a U.S.$40.3 million increase in capitalized interests, and to a lesser extent due to the reduction in average debt outstanding, and the decrease in interest rates in the case of floating rate debt.
Exchange rate differences
Losses from exchange rate differences decreased 86.5%, from a loss of U.S.$39.1 million in 2020 to a loss of U.S.$5.3 million in 2021, primarily due to fluctuations of the Argentine peso, the Brazilian reais and the Chilean peso against the US dollar. See “—Economic Indicators in Chile, Argentina, Brazil, Uruguay, the United States and Canada.”
Income tax
We recorded an income tax expense of U.S.$402.9 million in 2021 compared to an expense of U.S.$41.8 million in 2020. This increase was primarily associated to the increase in gross profit coming from the increases in average prices of most of the products we commercialize, and also to the increase in sales volume in our wood products division. Additionally, during 2021 we accounted for gains related to a sale of forestry assets which increased our pre-tax
income.
Net income
Net income increased 3,976.7% from U.S.$25.3 million in 2020 to U.S.$1,031.6 million in 2021. This is mainly explained by better operational results derived from an increase in average sale prices of products from our pulp and wood products business divisions. Also, during 2021 we executed the sale of approximately 430 properties for a price of U.S.$343.7 million.
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
Pulp
. Revenues from bleached and unbleached pulp decreased 16.0%, from U.S.$2,296.1 million in 2019 to U.S.$1,928.9 million in 2020, mainly due to a 15.4% decrease in average prices and a 0.7% decrease in sales volume. Sales of bleached pulp decreased 15.8% mainly due to a 15.6% decrease in average prices and 0.2% decrease in sales volume. Revenues from unbleached pulp decreased 17.4% during 2020, mainly due to a 13.8% decrease in average prices and a 4.1% decrease in sales volume. Prices for both types of fiber (softwood and hardwood) showed a similar downward trend throughout most of 2020, and demand stabilized only during the fourth quarter. Throughout 2020, prices for bleached and unbleached pulp were adversely affected by continuing trade tensions between China and the United States, weak economic activity in Europe and high global inventory levels observed especially during the first half of the year. We believe global inventory levels decreased, especially throughout the second half of 2020. Revenues from sales of forestry products decreased 13.0%, from U.S.$128.7 million in 2019 to U.S.$111.9 million in 2020, mainly due to a U.S.$22.9 million decrease in sales of sawlogs.
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

Administrative expenses
Administrative expenses decreased 7.9% from U.S.$554.0 million in 2019 to U.S.$510.1 million in 2020, primarily as a result of:

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
Liquidity and Capital Resources
Our primary sources of liquidity are funds from operations, domestic and international borrowings from commercial and investment banks and debt offerings in the domestic and international capital markets. We generate substantial cash flows from our operations. We believe our working capital is sufficient for our present requirements, and we anticipate generating sufficient cash to satisfy our short and long-term liquidity needs.

We have a financial policy, approved by our Board of Directors, which serves as a framework and contains several policies aimed at preserving our liquidity and strengthening our commitment to our Investment Grade. This financial policy includes a (i) liquidity policy, which maintains certain criteria regarding our liquidity management both in the short and long term, (ii) a counterparty policy which establishes limits on the maximum exposure we may have with respect to our different banking counterparties, (iii) investments and (iv) derivatives policies which regulate the type of investments and/or instruments we are able to take positions into.
We entered into a committed credit facility line on February 20, 2020, for a total amount of U.S.$375.0 million that expires on February 20, 2025. To date, we have not made any drawings under this credit facility.
Cash Flow from Operating Activities
Our net cash flow provided by operating activities was U.S.$1,939.9 million in 2021 and U.S.$1,142.1 million in 2020. This increase was principally due to a U.S.$1,491.0 million increase in receipts from sale of goods and rendering of services, mostly associated with the increase in average prices for all of our products.
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
COVID-19
pandemic.
Cash Flow Used in Investing Activities
Our net cash used in investing activities was U.S.$1,136.7 million in 2021 and U.S.$1,678.9 million in 2020. This decrease was principally due to a U.S.$220.1 million increase in inflows originated from the sale of other long-term assets, mostly due to the sale of some forestry assets, and also to a U.S.$184.5 million or 12.3% decrease in acquiring property, plant and equipment.
Our net cash used in investing activities was U.S.$1,678.9 million in 2020 and U.S.$1,317.7 million in 2019. This increase was principally due to an increase in cash flows applied to acquire property plant and equipment, including capital expenditures made in 2020 which included U.S.$1,010.2 million invested in the MAPA project and U.S.$37.5 million invested in the Dissolving Pulp project.
Cash Flow from Financing Activities
Our net cash used by financing activities was U.S.$822.2 million in 2021, compared to U.S.$56.2 million provided by such activities in 2020. During 2021, we paid U.S.$470.2 million in dividends, and loan payments reached U.S.$596.5 million. We also received during the year U.S.$200.0 million as proceeds from issuance of shares.
Our net cash provided by financing activities was U.S.$56.2 million in 2020, compared to U.S.$1,145.0 million provided by such activities in 2019. During 2020, we received U.S.$412.1 million in loan proceeds, and we paid U.S.$595.7 million of principal and interest on our debt. We also received U.S.$250.0 million as proceeds from issuance of shares. Also, during 2020 we made no dividend payments at our parent company level.
We believe that cash flow generated by operations, cash balances, borrowings from banks, debt offerings in the domestic and international capital markets and equity contributions are likely to be sufficient to meet our short and medium working capital, debt service and capital expenditure requirements. See “Item 4. —Information on our Company—Capital Expenditures.”
Contractual Obligations
As is customary practice in the pulp industry, we generally do not have long-term
sales contracts with our customers; rather, we maintain relationships with our customers, with whom we reach agreements from time to time on specific volumes and prices.
Investing Activities
During 2021, our main investment activities were investments in (i) projects, (ii) sustaining our panel, sawmill and pulp mills, and (iii) sustaining our biological assets. Our main capital expenditures in projects during 2021 included U.S.$871.7 million invested in the MAPA project.

Financing Activities in 2021
On April 1, 2019, we entered into an export credit agreement with Finnvera (the Finnish state-owned financing company) and three banks entities (BNP Paribas, JP Morgan Chase & Co. and Santander) for a total amount of €555.0 million. The agreement sets forth the disbursement period during the construction of the MAPA project and a 8.5 year maturity period with equal annual amortization installments. The funds were used to purchase equipment for the MAPA project from the main suppliers (i.e., Andritz and Valmet). As of December 31, 2021, the total amount disbursed under the facility was €502.6 million (equivalent to approximately U.S.$ 571.5 million using the exchange rate of December 31, 2021).
As of December 31, 2021, the current portion of our bank debt was U.S.$248.8 million of which 45.8% was U.S.
dollar-denominated.
As of December 31, 2021, our total
non-current
portion of our bank debt was U.S.$743.1 million of which 36.8% was U.S.
dollar-denominated.
As of December 31, 2021, we also had total capital markets borrowings (including the current portion of such debt) of U.S.$4.4 billion, 76.6% of which were U.S.
dollar-denominated.
As of December 31, 2021, the weighted average maturity of our non-current
debt was 17.2 years. The interest rate on our floating rate debt is determined principally by reference to the LIBOR, and as of December 31, 2021, the average spread for our U.S. dollar floating rate debt over six-month
LIBOR was 1.86%. As of December 31, 2021, the average interest rate for our U.S. dollar fixed rate debt was 4.47%. These average rates do not reflect the effect of swap agreements.
As of December 31, 2021, we guaranteed obligations of U.S.$92.1 million related to Montes del Plata, U.S.$270.0 million related to Arauco North America and U.S.$0.3 million related to Arauco Forest Brasil.
The instruments and agreements governing our bank loans and local bonds set limits on our incurrence of debt and liabilities through the use of financial covenants. The principal financial covenants contained in our bank loan agreements in effect on December 31, 2021 were the following:

•	Our net debt to equity ratio must not exceed 1.2:1; and

•	Our interest coverage ratio must not be less than 2:1.
The principal financial covenant contained in our local bond agreements in effect on December 31, 2021 is:

•	Our net debt to equity ratio must not exceed 1.2:1.
We were in compliance with all bank loan and bond covenants as of December 31, 2021. Our U.S.
dollar-denominated
bonds do not contain financial maintenance covenants.

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
The treasury activities of our Montes del Plata joint operation are conducted pursuant to a corporate financial policy approved by its board of directors based on the same principles underlying our cash and deposits policy. In addition, our joint operation is supervised by a financial committee comprised of members of both shareholders’ finance departments.
The treasury activities of Sonae Arauco, our joint venture with Sonae, are conducted pursuant to a corporate financial policy approved by its board of directors, based on the same principles underlying our cash and deposits policy. In addition, they are supervised by a financial committee comprised of members of both shareholders.

Hedging
We periodically review our exposure to risks arising from fluctuations in market prices related to positions assumed by us with respect to different assets and/or liabilities also used by us in order to conduct our business activity and decide, on a case-by-case
basis at our senior management level whether to hedge such risks. Our Derivatives Policy establishes the minimum requisites our counterparties must meet, as well as proper procedures. As a result, from time to time we enter into hedging contracts with respect to the previously mentioned financial positions. See Note 23 to our audited consolidated financial statements. We apply hedge accounting for financial instruments whose purpose is to hedge against fluctuations in prices of the aforementioned assets and/or liabilities.
Cross Currency Swap Agreements
We have outstanding the following cross currency swap agreements in Chile to hedge our local bonds issued in UF:

Bank	UF Notional Amount	U.S.$ Notional Amount	Hedging Start Date	Maturity
Scotiabank – Chile	727,272	27,946,497	10/30/2014	04/30/2023
Scotiabank – Chile	727,272	27,911,592	10/30/2014	04/30/2023
Santander – Chile	727,272	27,619,683	10/30/2014	04/30/2023
BCI – Chile	727,272	27,361,135	10/30/2014	04/30/2023
Banco de Chile – Chile	727,272	27,619,684	04/30/2019	10/30/2029
Scotiabank – Chile	1,000,000	42,412,852	11/15/2013	11/15/2023
Santander – Chile	1,000,000	41,752,718	11/15/2013	11/15/2023
Deutsche – U.K.	1,000,000	41,752,718	11/15/2013	11/15/2023
Santander – Chile	3,000,000	128,611,183	10/01/2014	04/01/2024
JPMorgan – U.K.	1,000,000	43,185,224	10/01/2014	04/01/2024
Itaú Corpbanca – Chile	1,000,000	43,277,070	10/01/2014	04/01/2024
Santander – Chile	5,000,000	201,340,031	11/15/2016	11/15/2026
Goldman Sachs – N.A.	1,000,000	40,521,750	10/10/2018	10/10/2028
Scotiabank – Chile	1,000,000	40,537,927	10/10/2018	10/10/2028
Goldman Sachs – N.A.	1,000,000	40,066,555	10/10/2018	10/10/2028
Santander – Chile	3,000,000	118,400,504	10/10/2018	10/10/2038
Santander – Chile	2,500,000	97,971,786	10/10/2018	10/10/2038
BCI - Chile	1,000,000	38,500,026	11/15/2021	11/15/2032
BCI - Chile	727,272	28,000,018	10/30/2021	10/30/2029
BCI - Chile	1,000,000	38,496,778	11/15/2021	11/15/2032
Scotiabank – Chile	727,272	28,033,642	10/30/2021	10/30/2029
Total	28,590,909	1,151,319,370
These cross currency swap agreements allow us to hedge our currency exposures. Through these agreements, we receive cash flows in UF, which allow us to comply with the terms of our outstanding bonds and pay fixed amounts in U.S. dollars, the currency in which a significant amount of our assets and sales are denominated.
We have outstanding the following cross currency swap agreements in Chile to hedge our bank loans denominated in Euro:

Bank	EUR Notional Amount	U.S.$ Notional Amount	Hedging Start Date	Maturity
Santander – Chile	94,117,647	111,689,412	06/15/2021	12/15/2029
Banco de Chile – Chile	47,058,823	55,844,706	06/15/2021	12/15/2029
MUFG Bank – Japan	94,117,647	111,689,412	06/15/2021	12/15/2029
JP Morgan – N.A.	188,235,294	223,378,824	06/15/2021	12/15/2029
HSBC – N.A.	47,058,824	55,844,706	06/15/2021	12/15/2029
Total	470,588,235	558,447,059

Through these cross currency swap agreements we receive cash flows in EUR, which allow us to comply with the terms of our outstanding bank liabilities and pay fixed amounts in U.S. dollars, the currency in which a significant amount of our assets and sales are denominated.
The aggregate fair value of our UF and EUR cross currency swap agreements as of December 31, 2021, represented a liability of U.S.$251.1 million as compared to December 31, 2020, when they represented a liability of U.S.$9.0 million. This variation was primarily a result of changes in the fair value related to fluctuations in the U.S. dollars to Chilean pesos exchange rate.
Interest Rate Swap Agreements
We have the following interest rate swap agreements to hedge fluctuations in floating rates for long-term
debt outstanding in the U.S.:

Bank	Currency	U.S.$ Notional Amount
JP Morgan -_N.A.	U.S.$	100,000,000
JP Morgan – N.A.	U.S.$	100,000,000
Goldman Sachs - N.A.	U.S.$	100,000,000
As of December 31, 2021, the fair value of the aforementioned agreements represented an asset of U.S.$2.7 million. As of December 31, 2020, our U.S. operations had interest rate swap agreements outstanding representing a liability of U.S.$1.4 million.
We have the following interest rate swap agreements to hedge fluctuations in floating rates for long-term
debt outstanding in Uruguay:

Bank	Currency	U.S.$ Notional Amount
DNB Bank ASA	U.S.$	16,879,202	(1)

(1)	U.S.$ notional amount includes multiple contract agreements.
The fair value of this agreement as of December 31, 2021, represented a liability of U.S.$0.2 million for Arauco. The notional amount shown in the table above and the fair value account for 50% of the notional amount and the fair value respectively, since these agreements were entered into by Montes del Plata (of which Arauco owns 50% of its shares).
Forward Agreements
As of December 31, 2021, we have the following forward agreements outstanding in Uruguay to hedge fluctuations in the respective local currencies, as follows:

Bank	Exchange Rate		U.S.$ Notional Amount		Hedging Start Date	Maturity
Banco Santander Uruguay	U.S.$	-UYU	1,765,000	(1)	—	—
HSBC Uruguay	U.S.$	-UYU	6,510,0000	(1)	—	—
Itau Uruguay	U.S.$	-EUR	9,892,000	(1)	—	—

(1)	U.S.$ notional amount includes multiple contract agreements.
The fair value of these agreements as of December 31, 2021, represented an asset of U.S.$0.3 million, which includes the 50% of total fair value of the forward agreements entered into by Montes del Plata (of which Arauco owns 50% of its shares).
As of December 31, 2021, we have the following forward agreements outstanding in Argentina to hedge fluctuations in the respective local currencies, as follows:

Bank	Exchange Rate		U.S.$ Notional Amount	Hedging Start Date	Maturity
Banco Santander - Argentina	U.S.$	-AR$	3,800,000	12/10/2021	01/31/2022
BBVA - Argentina	U.S.$	-AR$	3,800,000	12/10/2021	02/25/2022

The fair value of these agreements as of December 31, 2021, represented a liability of U.S.$0.1 million.
Commodity Swap Agreements
As of December 31, 2021, we have outstanding the following agreements to hedge fluctuations in the prices of Fuel Oil No. 6 and Brent in Chile:

Bank	Exchange Rate	Outstanding Volume (bbl)
BNP Paribas	Brent	220,000
Goldman Sachs	Brent	220,000
The fair value of these agreements as of December 31, 2021, represented an asset of U.S.$7.5 million for Arauco.
Research and Development
We spent U.S.$10.9 million in 2019, U.S.$9.6 million in 2020 and U.S.$10.1 in 2021 on research and development. We conduct our principal research and development programs through our subsidiary, Investigaciones Forestales Bioforest S.A., (“Bioforest”), which concentrates its efforts on applying and implementing advanced technologies to the specific characteristics of our forests and mills.
In our pulp business segment, we are continuously researching and attempting to develop different strains of long-fiber
pine and short fiber eucalyptus trees to improve their quality and to shorten their average harvest cycle. Additionally, we maintain close relations with certain international research institutes and the scientific community that participate in our industry. Bioforest has increased the growth rate of our radiata pines, eucalyptus globulus and eucalyptus nitens, adding more value to our plantations.
In the pulp and wood products business segments, Bioforest has been adding value to Arauco through researching and developing new technologies in order to produce our goods in a more efficient way and improve the quality of our products, to use them in new ways and to create a better understanding and knowledge of our process.
Critical Accounting Estimates
See Note 1 to our audited consolidated financial statements for information on Critical Accounting Estimates.

Trend Information
Pulp
According to Fastmarkets RISI, softwood pulp prices, both bleached and unbleached, decreased in Asia and Europe during the fourth quarter of 2021. Hardwood pulp prices also decreased in China during the fourth quarter of 2021, yet with some increases during December 2021. Hardwood pulp prices in Europe remained stable throughout such quarter.
In the first quarter of 2022, we observed significant increases in softwood and hardwood pulp benchmark prices, as published by RISI. In the case of dissolving pulp, our prices increased somewhat during the first quarter of 2022. As of the date of this annual report, it is difficult to predict any further variation in prices, as well as any other developments that could affect our business during the remainder of 2022, mainly due to the lasting effects of the
COVID-19
pandemic, severe logistic issues associated with it, and also due to uncertainties associated with the current geopolitical environment. (See “Item 3. –Key Information– Risk Factors – Global economic and other developments, and particularly economic developments in the Asian, European and U.S. economies, could have an adverse effect on the demand for our products, our financial condition, results of operations and cash flows.” for a more detailed discussion about this topic).
Wood Products
During the fourth quarter of 2021, demand of wood products remained at levels similar to those observed during the whole year, which we believe is reflected on increases in our sales prices. The North American markets remained with high repair and remodeling activity, and strong new construction segments.
Our prices continued to increase during the first quarter of 2022 in many markets and products. We expect these market conditions to remain stable for the coming months, although they remain difficult to predict at this point due to the effects of the
COVID-19
pandemic, highly restricted logistical availability in some markets, the timing and effects of vaccination processes in some countries, and also due to uncertainties associated with the current geopolitical environment. (See “Item 3. Key Information–Risk Factors–Global economic and other developments, and particularly economic developments in the Asian, European and U.S. economies, could have an adverse effect on the demand for our products, our financial condition, results of operations and cash flows.” for a more detailed discussion about this topic).

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
Our current directors are listed below.

Name	Years as Director	Position	Age
Manuel Bezanilla	36	Chairman	78
Roberto Angelini	36	First Vice-Chairman	74
Jorge Andueza	29	Second Vice-Chairman	74
Alberto Etchegaray	29	Director	77
Eduardo Navarro	15	Director	57
Timothy C. Purcell	18	Director	63
Franco Mellafe	8	Director	47
Juan Ignacio Langlois	7	Director	55
Jorge Bunster (1)	22	Director	70

(1)	Jorge Bunster was Director from 1996-2010. He rejoined the Board of Directors in April 2017.
Included below are brief biographical descriptions of each of our directors.
Manuel Bezanilla
became a Director on April 30, 1986 and became Chairman of the Board of Directors on April 23, 2013. He served as Second
Vice-Chairman
of the Board of Directors from May 4, 2007 to April 23, 2013. He is also a partner of the law firm Portaluppi, Guzmán y Bezanilla. He serves as Chairman of the board of Forestal Arauco and Inversiones Arauco Internacional Limitada, and serves as a member of the boards of directors of Empresas Copec, Pesquera
Iquique-Guanaye
S.A., AntarChile, Inversiones Siemel S.A. and Inversiones Angelini y Compañía Limitada (“Inversiones Angelini”). Mr. Bezanilla holds a law degree from the Catholic University of Chile.
Roberto Angelini
became a Director on April 30, 1986 and became First
Vice-Chairman
of the Board of Directors on May 4, 2007. He served as
Vice-Chairman
of the Board of Directors from April 18, 1991 to January 4, 2005, when he voluntarily resigned, and as Second
Vice-Chairman
of the Board of Directors from January 27, 2005 to May 4, 2007. He serves as Chairman of the board of directors of Empresas Copec, COPEC, AntarChile, Corpesca S.A., Pesquera
Iquique-Guanaye
S.A., Inversiones Alxar S.A., Inversiones Angelini, Inversiones Caleta Vitor S.A. and Servicios Corporativos Sercor S.A. He also serves as a member of the boards of directors of Forestal Arauco, Inversiones Arauco Internacional Limitada, Inversiones Nutravalor S.A., Orizon S.A., Cumbres Andinas S.A.C. and Inversiones Siemel S.A. Mr. Angelini holds a degree in civil engineering from the Catholic University of Chile.
Jorge Andueza
became a Director on April 11, 1994 and was appointed Second
Vice-Chairman
of the Board of Directors on April 23, 2013. He is also the Chairman of the board of directors of Inversiones Siemel S.A. and Orizon S.A., and serves as a member of the boards of directors of COPEC, Empresas Copec, Forestal Arauco, Inversiones Arauco Internacional Limitada, Inversiones Nutravalor S.A., Corpesca S.A., Pesquera
Iquique-Guanaye
S.A., Organización Terpel S.A., Mapco Express Inc., Inversiones Caleta Vitor S.A. and Servicios Corporativos Sercor S.A. Mr. Andueza holds a degree in electronic civil engineering from Federico Santa María Technical University.
Alberto Etchegaray
became a Director on April 11, 1994 and served as Chairman of the Board of Directors from January 4, 2005 to May 4, 2007, when he voluntarily resigned. He is also a partner of Domet Ltda., and serves as a member of the board of directors of Compañía de Seguros Confuturo S.A. He served as the Chilean Minister of Housing for four years. Mr. Etchegaray holds a degree in civil engineering from the Catholic University of Chile.

Eduardo Navarro
became a Director on September 25, 2007. He is also the Chief Executive Officer of Empresas Copec S.A., the Chief Executive Officer of Pesquera
Iquique-Guanaye
S.A., and serves as Chairman of the board of Abastible S.A. and a member of the board of directors of COPEC, Solgas S.A., Duragas S.A., Corpesca S.A., Inversiones Caleta Vitor S.A., Orizon S.A., Inversiones Alxar S.A., Cumbres Andinas S.A.C. and Nortesantandereana de Gas S.A.. Mr. Navarro holds degrees in commercial engineering and economics, and a master’s degree in economics, all from the Catholic University of Chile.
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
Business School, University of North Carolina at Chapel Hill.
Jorge Bunster
served as a member of the Board of Directors of the Company between April 1994 and March 2010, when he voluntarily resigned to assume the position of Vice Minister of Foreign Trade at the Ministry of Foreign Affairs of Chile, and subsequently, on April 2012, as Minister of Energy until March of 2014. Mr. Bunster serves as a member of the boards of directors of COPEC, Organización Terpel S.A., Mapco Express Inc., and Orizon S.A.. Mr. Bunster holds degrees in commercial engineering and economics from the Catholic University of Chile and a master’s degree in business administration from IESE, Navarra University, Spain.
Executive Officers
Our executive officers are appointed by the Board of Directors and hold office at its discretion. Our current principal executive officers and the directors of each area or department are listed below.

Name	Years with Arauco	Position	Age
Matías Domeyko	32	Chief Executive Officer	61
Cristián Infante	26	President & Chief Operating Officer	56
Gianfranco Truffello	28	Chief Financial Officer	54
Iván Chamorro	21	Senior Vice-President Forestry	49
Franco Bozzalla	32	Senior Vice-President Wood Pulp & Energy	59
Charles Kimber	36	Senior Vice-President Human Resources & Sustainability	61
Antonio Luque	29	Senior Vice-President Wood Products	66
Gonzalo Zegers	14	Senior Vice-President International & Business Development	61
Felipe Guzmán	14	General Counsel	53

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
Mr. Guzmán holds a law degree from Finis Terrae University, and a Master of Laws degree from Duke University.
Compensation
For 2021, the aggregate compensation of all our directors, executive officers and senior managers paid or accrued in that year for services in all capacities, including salaries and compensation for their service to those executive officers who serve as directors, was approximately U.S.$33.0 million. We do not maintain any pension or retirement programs or incentive compensation plans for our directors. Compensation for our executive officers, is comprised of a fixed monthly salary and a performance bonus paid on a yearly basis subject to our financial performance, the fulfillment of objectives and individual performance. We also do not maintain any plans providing for benefits upon termination of employment. The following table sets out the compensation of our directors for their services in 2021, as disclosed in our annual report submitted every year with the
Comisión para el Mercado Financiero
in Chile.

Name	2021
Manuel Bezanilla	U.S.$	533,490
Roberto Angelini		316,756
Jorge Andueza		316,756
Franco Mellafe		174,734
Alberto Etchegaray		118,022
Eduardo Navarro		118,022
Timothy C. Purcell		118,022
Jorge Bunster		118,022
Juan Ignacio Langlois		118,022

Total Compensation		1,931,847

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
Act of 2002, as amended. In November 2015 the Board of Directors agreed to reinforce the role of the audit committee, giving it new powers and expanding its membership. It is now comprised by three directors: Jorge Andueza, Timothy C. Purcell, and Eduardo Navarro, as well as the Chief Executive Officer of Arauco, the President and Chief Operating Officer of Arauco and the General Counsel of Arauco. Mr. Robinson Tajmuch is also part of this committee and continues to be part of it even after leaving his position as Senior Vice-President Comptroller. Beginning on the fourth quarter of 2020, the Chief Financial Officer and the Audit Manager became members of such committee. This committee reports to the Board of Directors after every meeting of the committee.
In 2019, an Ethics and Compliance Committee was created by our Board of Directors. The members of such Ethics and Compliance Committee are Messrs. Manuel Bezanilla (Chairman of the Board of Directors), Jorge Andueza (second Vice-Chairman of the Board of Directors), Matías Domeyko (Chief Executive Officer), Cristián Infante (President & Chief Operating Officer), Felipe Guzmán (General Counsel) and Camilo Naranjo (Chief Compliance Officer). The Committee replaced the previously existing ethics committee and is in charge of the supervision of the processes implemented by the Company in order to comply with the ethical standards and the regulations related to compliance.
Employees
The following table provides a breakdown of our employees by main category of activity as of the end of each year in the three-year
period ended December 31, 2021.

	2021	2020	2019
Executives	497	498	490
Professionals and Technicians	5,135	5,527	5,206
Workers	12,519	11,526	12,423

Total	18,151	17,551	18,119
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
Approximately 58% of our employees in Chile, 55% of our employees in Argentina, 34% of our employees in Uruguay, 8% of our employees in Brazil (although 100% are represented by the unions), 44% of our employees in Mexico and none of our employees in the United States or Canada were unionized as of December 31, 2021. We have negotiated collective bargaining agreements of two, three or four years’ duration with unionized employees.
We believe we generally have stable relations with our employees in Chile, Argentina, Brazil, Uruguay, Mexico, the United States and Canada.
Chile
In Chile we experienced one stoppage during June 2021 (lasting eight days) due to a legal strike, during the collective bargaining process in our Constitución pulp mill; two stoppages during March 2020, the first one (lasting seven days) due to a court order stoppage in our Nueva Aldea plywood mill, and the second was a one-day
partial stoppage in our Teno, Nueva Aldea, Horcones and Valdivia wood products mills; a three-day
stoppage during April 2020 as a result of an order from the health authorities related to a positive
COVID-19
test result of a contractor’s employee in our Arauco mill; one stoppage during October 2019 (lasting three days), three stoppages caused by employees in our Arauco pulp mill that also affected other mills in our Horcones complex. Additionally, we suffered stoppages during October and November 2019 as a result of social unrest in Chile, as our workers were not able to enter the production plants; one stoppage during April 2018 (lasting nine days); and three stoppages caused by employees of our third party contractors in our Horcones complex during February (lasting two days), April (lasting two days) and November (lasting five days) of 2017.
At the end of 2017, the Constitución pulp mill and the Viñales sawmill and remanufacturing facility experienced a
40-day
stoppage caused by workers of certain transportation companies.
We renewed all
collective-bargaining
agreements that expired during 2021 in Chile
.
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
In Chile, as of December 31, 2021, we had contracts with approximately 333 contractors, who employed approximately 11,135 employees. During 2019, we incorporated approximately 189 employees in the wood products business, who were previously employed by certain suppliers. Such employees work in the Horcones Complex, the Valdivia Complex, the Nueva Aldea Complex and the Arauco plywood mill. In June 2018, we also commenced an insourcing process in three forest nurseries that were previously managed by contractor companies, which involved the hiring of 715 employees directly.
United States and Canada
During the last nine years, we experienced no strikes or other material work stoppages at our U.S. and Canadian subsidiaries.
Our U.S. operations must comply with the regulations issued by the Occupational Safety & Health Administration (OSHA) and the Federal Labor Standards Act (FLSA), among others. Our Canadian operations must comply with the regulations of Worksafe New Brunswick and Ontario Ministry of Labor.
In August 2019, Arauco North America announced the closure of the St. Stephen particleboard operation, and ceased its operations on December 13, 2019, dismissing 60 employees. On February 11, 2020, we announced the closure of our Eugene MDF facility and ceased operations on May 1, 2020, dismissing 70 employees. On April 22, 2020, we announced the closure of our Bennettsville MDF facility and ceased operations on May 28, 2020, dismissing 118 employees. Both MDF closures were related to an imbalance between supply and demand coupled with the fact that the older manufacturing platform was less competitive compared to our other advanced, high-capacity particleboard platforms. In April 2020, we announced the closure of Moncure PB’s particleboard line, which ceased its operations on May 1, 2020, resulting in the dismissal of 45 employees. The Moncure closure was the result of the opening of our particleboard facility in Grayling, Michigan, which provided a more efficient model in costs and volume. On June 11, 2020, we announced the closure and ceased operations of our Duraflake Particleboard facility, discontinuing two treating lines (one “TFL” line- and one particleboard line). This closure resulted in the dismissal of 83 employees. The closure of our Duraflake operations was based on an assessment that determined the older manufacturing platform was less competitive in a challenging marketplace. The aforementioned closures across our manufacturing sites resulted in the elimination of 29 shared services roles from our corporate support offices.
Brazil
Our Brazilian operations have not experienced any material work stoppages in the last ten years, other than a generalized truck-drivers’ strike in 2018 that affected our operations. As a consequence of this event, we could not receive raw materials or dispatch products, and our employees could not easily access our Brazilian mills during such time, which resulted in a stoppage of ten days. As a result, transportation costs increased 25% in average, which directly affected the cost of our final product, increasing them between 3% to 5% depending on the type of product.
In Brazil, as of December 31, 2021, we had contracts with approximately 37 contractors, who in turn employed approximately 832 employees (393 full time and 439 part time).
Approximately 8% of our employees in Brazil were unionized as of December 31, 2021. We negotiate collective agreements for one and two years, and 100% of our employees are represented by the unions.

Argentina
Our Argentine operations have not experienced any material work stoppages in the last five years.
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
Approximately 55% of our employees in Argentina were unionized as of December 31, 2021. We have negotiated collective bargaining agreements of two, three or four years duration with unionized employees.
Mexico
During 2020 and 2021, we experienced no strikes or other material work stoppages affecting our Mexican operations. We have collective-bargaining agreements with the unions representing the employees of our Durango and Zitácuaro mills, corresponding to our Mexican subsidiaries. During 2020-2021 Mexican labor law changed in several respects, including without limitation, changes related to outsourcing condition and union regulations, among other. Current labor conditions in our Durango mill will remain unchanged during 2022. In our Zitácuaro mill current labor conditions will remain unchanged until May 1, 2022.
Uruguay
During 2020 and 2021, our Uruguayan operations did not experience any material work stoppages. The Montes del Plata joint operation have a collective labor agreement with the pulp mill union employees (which is valid through 2024), as well as with the nursery union employees (which is valid through 2025).
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

Share Ownership
Our First
Vice-Chairman,
Roberto Angelini, directly and indirectly owns 35.9% of Inversiones Angelini, which is the principal shareholder of AntarChile. He directly owns 0.2% of AntarChile. Through his direct and indirect interests in Inversiones Angelini, AntarChile and Empresas Copec, Roberto Angelini beneficially owns 14.2% of our shares. Our Director Franco Mellafe owns indirectly a 4.9% of Inversiones Angelini. He also directly owns 0.059% of AntarChile, and 0.00006% of Empresas Copec. Through his direct and indirect interests in Inversiones Angelini, AntarChile and Empresas Copec, Franco Mellafe beneficially owns 2.06% of our shares.
None of our other directors or executive officers beneficially owns 1% or more of our shares.

Item 7.	Major Shareholders and Related Party Transactions
MAJOR SHAREHOLDERS
Our only outstanding voting securities are shares of common stock of a single series, without nominal (par) value. The following table sets forth certain information concerning ownership of our common stock, as of April 20, 2022, with respect to each shareholder known by us to own more than 5% of the outstanding shares of our common stock and all of our directors and executive officers, as a group.

	Number of Shares Owned	Percentage Ownership
Empresas Copec	120,474,249	99.99
Directors and executive officers of our Company, as a group	—	—
Through its ownership of our Common Stock, Empresas Copec currently has voting control over us.
Empresas Copec is a Chilean public company listed on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange. It is a holding company, the principal interests of which are in Arauco, gasoline distribution, electricity, gas distribution, fishing and mining. Before October 1, 2003, Empresas Copec’s legal name was Compañía de Petróleos de Chile S.A. As of that date, Compañía de Petróleos de Chile S.A. transferred all its gasoline and fuel-related
business assets to COPEC, and changed its legal name to Empresas Copec S.A. As of December 31, 2021, AntarChile owned 60.8% of Empresas Copec.
Through its ownership in Empresas Copec, AntarChile beneficially owned 60.8% of our shares as of December 31, 2021. As of April 20, 2022, AntarChile beneficially owned 60.8% of our shares. Inversiones Angelini in turn owns 63.4% of AntarChile’s shares, and certain other related investors own an additional 11.27% of AntarChile. Inversiones Angelini and such other investors are defined herein as the “Angelini Group.”
The principal equity owners of interest in Inversiones Angelini are Mr. Roberto Angelini Rossi directly and indirectly with 36.0% and Mrs. Patricia Angelini Rossi directly and indirectly with 29.0%.
As of December 31, 2021, and April 20, 2022, the Angelini Group controlled Arauco through the ownership structure described above.

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
See “Item 18.—Financial Statements.”
EXPORT SALES
Export sales constituted 62.0% of our revenues for the year ended December 31, 2021. Our total export revenues for 2021 were U.S.$3,933.9 million. Our principal overseas markets are North America, Asia and Europe. See “Item 4. Information on our Company—Description of Business—Domestic and Export Sales.”

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
In addition, in 2016 the Superintendence of the Environment initiated administrative proceedings against the Valdivia, Nueva Aldea, Licancel and Constitución mills. In 2017, the Superintendence of the Environment initiated an administrative proceeding against the Arauco mill. The first part of the proceeding against the Valdivia mill concluded in 2017. On December 15, 2017, the Superintendence of the Environment decided that the Valdivia mill was liable for ten out of eleven charges and imposed a fine of 7,777 UTA (approximately U.S.$6.5 million as of December 2018). We appealed this decision on April 5, 2018 before the Third Environmental Court. A decision by the Third Environmental Court was issued in February 2020. This decision partially accepted the claim, only in connection with the inadequate classification of one of the charges, ordering the Superintendence to make a new classification. The decision also mentioned that the Superintendence had not proved that the death of the fish in the Cruces River in January 2014 was caused by the operations of the Valdivia mill. This ruling was appealed by both the Superintendence and the Company before the Supreme Court. A final decision by the Supreme Court is expected during 2022.
Tax Litigation in Chile
On August 25, 2005, the Chilean IRS (
Servicio de Impuestos Internos
) issued tax calculations No. 184 and No. 185 of 2005 objecting to certain capital reduction transactions effected by us on April 16, 2001 and October 31, 2001, and furthermore, requesting reimbursement for amounts returned to us in respect of certain claimed tax losses. On November 7, 2005, we requested a
Revisi
ó
n de la Actuaci
ó
n Fiscalizadora
(Review of the Supervision Action, or RAF), which is an administrative review of the tax action brought by the Chilean IRS, and subsequently, a claim was filed against the above-mentioned
tax calculations No. 184 and No. 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, which resolution, however, only partially sustained our request. In response, we filed an additional complaint with regard to the portion of the RAF that was not granted administrative review. On September 20, 2017, the Chilean Tax and Custom Court resolved to confirm the Chilean IRS tax calculations No. 184 and No. 185. On October 12, 2017, we appealed this decision before the Santiago Court of Appeals. On June 29, 2018, the Santiago Court of Appeals confirmed the first instance ruling. On July 19, 2018, we filed a “
recurso de casaci
ó
n en el fondo y en la forma
” (nullity recourse) before the Supreme Court.
On June 21, 2019, we submitted a claim before the Constitutional Court (“CC”) to obtain the declaration of unconstitutionality (“
requerimiento de inaplicabililidad por inconstitucionalidad
”) in respect of the third paragraph of article 53 of the Chilean Tax Code. On October 29, 2019, the abovementioned provision was declared unconstitutional by the Constitutional Court with respect to our case.
The third paragraph of article 53 of the Chilean Tax Code establishes a penalty interest of 1.50% per month for each month or fraction of a month, in the event of delay in the payment (total or partial) of any kind of taxes. As a result of the ruling issued by the Constitutional Court, the penalty interest could not be applied against us in this case. Instead, the applicable interest should be the average interest charged by Chilean banks for transactions at any given date as determined by the Central Bank (
interés corriente
), accruing from the date on which the capital became due until the final payment date. Notwithstanding the above, the Chilean Supreme Court shall finally determine which interest should apply to replace the special interests contemplated in the Chilean Tax Code.

As of the date of this annual report, the abovementioned “
recurso de casaci
ó
n en el fondo y en la forma
” (nullity recourse) is still under review by the Supreme Court.
We believe that our position in respect of this complaint is supported by solid legal arguments, but no assurance can be given that we will prevail, and we could be liable for the amount specified, which was Ch$3,362,265,453 (equivalent to U.S.$3.98 million using the observed exchange rate of December 31, 2021), plus interest, adjustment for inflation and fines accrued to payment date. As of December 31, 2021, we had not made any provision in connection with this contingency.
Tax Litigation in Brazil
The Federal Reserve of Brazil contested the amortization of goodwill resulting from acquisitions of Placas do Paraná S.A, Tafibrás, Tafisa Brasil (now, Arauco do Brasil S.A.) and Dynea Brasil S.A.
On July 20, 2015, Arauco do Brasil was notified of the first-level administrative ruling which partially upheld the infringement. Against this ruling, a Voluntary Appeal was filed seeking to revoke the Infringement Notice before the Brazilian Administrative Tax Council (Conselho Administrativo de Recursos Fiscais de Brasil or “CARF”), which is the second administrative level. The CARF’s decision was issued on May 16, 2017 and took into consideration certain arguments presented by the Company regarding the premium but preserving other charges. On September 27, 2018, Arauco do Brasil was notified of the CARF’s decision, for which Arauco do Brasil filed an appeal for declaration embargoes, to elicit clarifications from the CARF regarding certain points of the decision. On January 25, 2019, the CARF ruled that there were no clarifications or omissions to be made and, consequently, granted a term for filing the last remedy within the administrative realm (“Special Remedy”). This Special Remedy was submitted before the Upper Chamber of Fiscal Remedies of the CARF (Cámara Superior de Recursos Fiscais, or “CSRF”) on February 11, 2019, reiterating the our defense allegations regarding the matters and charges that remained in such process.
On August 28, 2020, we learned of an intermediate decision in Grievance of Instrument, issued by CARF that divided the claim into two parts:
One part that remains awaiting the administrative decision in Special Remedy to the CSRF (the issue of the isolated fine of 50% and interests) with the estimated amount of R$ 29,250,417 (equivalent to approximately U.S.$5.2 million as of December 31, 2021) and that amount will be added interests and readjustments as of January 31, 2019 until the administrative discussion is finished.
Second part that closes the administrative discussion (Comment of the contractual expenses deducted in the purchase of Tafisa Brasil; Comment of interests and legal expenses on debts paid in the amnesty program; payment of the Imposto de Renda Pessoa Jurídica, or “IRPJ” and lower Contribuição Social sobre o Lucro Líquido, or “CSLL” in the second part of 2010). Regarding this second part, the amount of R$ 31,774,176 (equivalent to approximately U.S.$ 5.7 million as of December 31, 2021) and to this amount interests and readjustments will be added as of August 28, 2020 until the final decision of the discussion court initiated on September 23, 2019, to continue answering that part of the claim. Thus, we enter with a Tax Debt Cancellation Action and we are presenting a guarantee for the suspension of any collection and to obtain the Certificates of Tax Compliance until the final decision of the trial. We are currently producing expert evidence about the facts alleged in the Annulment Proceedings
We believe that our position is based on solid legal grounds, but no assurance can be given that we will prevail in this claim. As of December 31, 2021, we had not made any provision whatsoever in connection with this contingency.
Service Provider Lawsuit in Brazil
In 2013, a service provider instituted a civil lawsuit against us seeking compensation for damages allegedly caused by Arauco’s unilateral termination of its contract in connection with the implementation of the MDF 2 line of the Jaguariaiva mill. On November 01, 2021, the Civil Court of Curitiba issued its ruling, ordering Arauco to pay to the service provider an amount of R$ 84 million (approximately U.S.$15 million as of December 31, 2021) in consideration of the alleged damages borne by the service provider during the course of the services contracts and as a result of its early termination by Arauco. Arauco appealed this ruling before the Court of Justice of the State. As of the date of this annual report a decision on such appeal remains pending.

DIVIDEND POLICY
Article No. 79 of the Chilean Companies Act states that, unless otherwise unanimously agreed by the shareholders, public corporations must distribute annually at least 30% of net income for the current year as cash dividend to shareholders determined in proportion to their shares or in the proportion established in the by-laws
for preferred shares, if any, except where necessary to absorb accumulated losses from prior years. In April 2002, our shareholders approved the current dividend policy, setting the cash dividend at 40% of our consolidated net income for each year, which was determined under Chilean GAAP through the year ended December 31, 2008, and has been determined under IFRS since January 1, 2009. Under IFRS, the determination of the dividend amount is based on the effective realized profit net of any relevant variations in the value of unrealized assets and liabilities.
On October 28, 2019, our shareholders approved an amendment to article 36 of our bylaws, in order to establish that our shareholders will determine at our annual Ordinary Shareholders’ Meeting, the dividend distribution amount for the respective year, without being subject to the 30% distributable minimum indicated in the Chilean Companies Act.
On January 31, 2020, our Board of Directors, in reliance on the abovementioned amendment of our bylaws, proposed that we do not distribute dividends with respect to fiscal year 2019, in order to enhance our ability to address our upcoming financial requirements, especially those related to the MAPA Project.
On April 21, 2020, our shareholders voted to approve at the Board’s proposal not to distribute dividends with respect to the results of year 2019.
On September 28, 2021, our Board of Directors agreed to update our dividend policy, establishing a dividend distribution for fiscal year 2021 of an amount equivalent to 40% of the distributable net income for such year, excluding from the calculation of such net income any extraordinary profits obtained by us from the sale of real estate to Vista Hermosa Inversiones Forestales SpA, a transaction that was informed to the
Comisión para el Mercado Financiero
through a Material Fact (
Hecho Esencial
) on August 17, 2021. For subsequent fiscal years, an amount equivalent to 40% of the distributable net income for each fiscal year, will be distributed as dividends among shareholders. In any event, the Board of Directors may decide to distribute and pay interim dividends to shareholders, to the extent that it expects the year to finalize with positive financial results and that the Company’s liquidity allows such distribution and payment. See “Item 8. Financial information—Significant Changes” for more information regarding changes to the dividend policy that took place on April 8, 2022.
On April 8, 2022, our Board of Directors approved an amendment to the abovementioned dividend policy in respect of net income obtained in fiscal year 2021, in order to include in the calculation of the distributable net income for such fiscal year the extraordinary profits obtained by the Company for the aforementioned sale of real estate by the subsidiary Forestal Arauco S.A. to Vista Hermosa Inversiones Forestales SpA. The amendment to the dividend policy is based upon the very positive financial results obtained by Arauco during fiscal year 2021, already informed to the market, and its current cash availability.
Therefore, it was agreed in the same board of directors’ meeting held on April 8, 2022, to propose to the Shareholders’ Meeting of the Company summoned for April 26, 2022, the payment of the minimum definitive mandatory dividend (
dividendo definitivo mínimo obligatorio
), which will be allocated to the net income obtained in the fiscal year ended December 31, 2021, charged to the results of the same fiscal year:
-    Dividend of US$1.5947992524 per share, unique series, for an aggregate amount of approximately U.S.$192.1 million, payable starting on May 10, 2022.
This dividend corresponds to the 40% of the net income of fiscal year 2021, once deducted the interim dividend paid to the shareholders starting on November 5, 2021.
The following table details the dividends paid by us to our shareholders for the previous five years:

Years	Aggregate Amount of Dividends (U.S.$)	Distribution Dates
2017	174,267,000	December 20¸2017 - May 10, 2018
2018	324,296,000	December 12, 2018 - May 8, 2019
2019	—	N/A
2020	—	N/A
2021 (1)	471,000,000	October 25, 2021 - November 5, 2021

(1)	For 2021, the U.S.$471 million include U.S.$200 million paid as an extraordinary dividend ( dividendo eventual ) charged to the retained earnings fund ( fondo de utilidades acumuladas ).
Other than as provided in “Item 8. Financial Information—Significant Changes”, our Board of Directors has no other current plans to recommend further changes in our dividend policy. The policy has been changed in the past and no assurance can be given that the policy will not be changed in the future, due to changes in Chilean law, capital requirements, operating results or other factors.
SIGNIFICANT CHANGES
On April 8, 2022, our Board of Directors approved an amendment to the abovementioned dividend policy (See “Item 8. Financial Information – Dividend Policy”) in respect of net income obtained in fiscal year 2021, in order to include in the calculation of the distributable net income for such fiscal year the extraordinary profits obtained by the Company for the aforementioned sale of real estate by the subsidiary Forestal Arauco S.A. to Vista Hermosa Inversiones Forestales SpA. The amendment to the dividend policy is based upon the very positive financial results obtained by Arauco during fiscal year 2021, already informed to the market, and its current cash availability.
Therefore, it was agreed in the same board of directors’ meeting held on April 8, 2022, to propose to the Shareholders’ Meeting of the Company summoned for April 26, 2022, the payment of the minimum definitive mandatory dividend (
dividendo definitivo mínimo obligatorio
), which will be allocated to the net income obtained in the fiscal year ended December 31, 2021, charged to the results of the same fiscal year. This dividend corresponds to the 40% of the net income of fiscal year 2021, once deducted the interim dividend paid to the shareholders starting on November 5, 2021.
After giving effect to the aforementioned amendment to our dividend policy, the final dividend amount to be paid increased by U.S.$ 67,121 thousand with respect to the provisional dividend as of December 31, 2021.
Except as identified in this annual report, no other significant change has occurred since the date of the financial statements contained in this annual report. See “Item 3. Key Information—Risk Factors—Risks Relating to the Company— The novel coronavirus could have a significant adverse effect on our business operations” and “Item 5. Operating and Financial Review and Prospects—Trend Information.”

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
Our
by-laws
provide that we may enter into acts or contracts in which one or more directors are interested only if the interested director’s interest is made known to the board, the acts or contracts are approved by the board and the terms of the act or contract conform to those prevailing in the market. In addition, board resolutions approving interested director transactions must be reported by the chair of the meeting at the first shareholders’ meeting following the approval of the interested director transaction. See “Item 7. Major Shareholders and Related Party Transactions” for further information and applicable rules on related party transactions.
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
On October 28, 2019, the Extraordinary Shareholders’ Meeting of Arauco approved an amendment to article 36 of the Company’s bylaws, in order to establish that the Ordinary Shareholders’ Meeting will determine on an annual basis, the dividend distribution amount for the respective period, without being subject to the 30% distributable minimum indicated in the Chilean Companies Act. See “Item 8. Financial information—Dividend Policy” for more information.
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
(Compendium of Foreign Exchange Regulations, or the Compendium) would be applied.
The main objective of this change was to facilitate capital movements from and into Chile and to encourage foreign investment.
The following specific restrictions were eliminated:

•	a reserve requirement with the Central Bank for a period of one year;

•	the requirement for prior approval by the Central Bank for certain operations, such as repatriation of investments and payments to foreign creditors;

•	the mandatory return of foreign currencies to Chile; and

•	the mandatory conversion of foreign currencies into Chilean pesos.
Under the amended regulations, only the following limitations are applicable to these operations:

•	the Central Bank must be provided with information related to certain operations, such as foreign investments and foreign credits; and

•	certain operations , such as money transfers to and from Chile related to foreign investments and foreign credits, must be conducted within the Formal Exchange Market.

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
United States Taxation
This summary of certain United States federal income tax considerations deals principally with United States Holders that acquired our securities as part of the initial offering of our securities, hold our securities as capital assets and whose functional currency is the United States dollar. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular investor, and generally does not address the tax treatment of United States Holders that may be subject to special tax rules, such as banks, financial institutions, tax-exempt
entities, regulated investment companies, real estate investment trusts, insurance companies, partnerships and partners therein, dealers in securities or currencies, traders in securities electing to mark to market, certain short-term
holders of our securities, persons that will hold our securities as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction, or nonresident alien individuals present in the United States for more than 182 days in a taxable year. United States Holders should be aware that the U.S. federal income tax consequences of holding our securities may be materially different for investors described in the previous sentence, including as a result of certain laws applicable to investors with short holding periods on hedging transactions. This summary addresses only U.S. federal income tax consequences and does not address consequences arising under state, local, or foreign tax laws, U.S. federal estate or gift tax laws, the alternative minimum tax or the Medicare tax on net investment income, or special timing rules prescribed under section 451 (b) of the code.
As used under this section “United States Taxation,” the term “United States Holder” means a beneficial owner of a Note that is a citizen or resident of the United States or a United States domestic corporation or that otherwise is subject to United States federal income taxation on a net income basis in respect of our securities.
Taxation of Interest and Additional Amounts
A United States Holder will treat the gross amount of interest and Additional Amounts (
i.e.,
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

DOCUMENTS ON DISPLAY
We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the SEC. These materials, including this Annual Report and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the materials may be obtained from the Public Reference Room at the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the SEC maintains an Internet website at http://www.sec.gov, from which these materials may be electronically accessed. The public may obtain information on the operation of the SEC Public Reference Room by calling the SEC in the United States at
1-800-SEC-0330.

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
Interest Rate Risk
Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. As of December 31, 2021, we had outstanding U.S.$5.6 billion of indebtedness, including accrued interest and discounts and costs of issuance, of which 94.3% bore interest at fixed interest rates and 5.7% bore interest at floating rates of interest. The fixed and floating rates do not reflect the effect of swap agreements. 70.3% of our indebtedness was denominated in U.S. dollars as of that date. The interest rate on our variable rate debt is determined principally by reference to LIBOR. As of December 31, 2021, we were party to interest rate swap agreements in our Chilean operations and our Uruguayan joint operation to hedge fluctuations in floating rates for long-term
debt. See “Item 5. Operating and Financial Review and Prospects—Hedging” and Note 23 to our audited consolidated financial statements.
The following table summarizes our debt obligations, as of December 31, 2021. These obligations are sensitive to changes in interest rates. The table presents the aggregate principal amount of each category of indebtedness maturing in each year, at the weighted average interest rate for each category of indebtedness. Average interest rates for liabilities are calculated based on the prevailing interest rate for each loan as of December 31, 2021.

	Average Interest Rate	2022	2023	2024	2025	2026	Thereafter	Total Debt	Fair Value

	(U.S.$ in millions)
Interest
Bearing Debt
Fixed Rate
(U.S.$-denominated)	4.47%	192.9	33.6	505.6	7.0	6.7	2,888.5	3,634.2	3,937.5
(UF/CLP$-denominated)	3.25%	80.9	52.3	41.6	41.4	220.6	655.4	1,092.2	1,082.9
(R$-denominated)	0.09%	4.6	3.6	3.7	3.8	3.9	2.7	22.3	22.3
(CAD-denominated)	0%	0.1	0.1	—	—	—	—	0.2	0.2
(MXN-denominated)	0%	1.4	1.2	1.2	—	—	—	3.8	3.8
(EUR-denominated)	1.10%	66.8	61.0	63.8	63.7	63.7	190.9	509.8	538.2
Floating Rate
(U.S.$-denominated) LIBOR+	1.86%	41.7	39.8	30.0	180.0	—	—	291.5	296.1
(R$-denominated) CDI +	10.7%	0.3	—	8.9	8.9	8.9	—	27.1	27.1

(R$-denominated) TJLP +	8.7%	0.2	0	—	—	—	—	0.2	0.2

Total		388.8	191.6	654.7	304.8	303.8	3,737.5	5,581.3	5,908.3

Foreign Currency Risk
Our principal exchange rate risk involves changes in the value of the Chilean peso and, to a lesser extent, the Brazilian real, the Argentine peso and the Euro relative to the U.S. dollar. We estimate that a majority of our consolidated costs and expenses are denominated in U.S. dollars. As of December 31, 2021:

•	80.5% of our accounts receivable were denominated in U.S. dollars, 7.2% in Chilean pesos and 12.3% in other currencies.

•	69.6% of our cash and short-term investments were denominated in U.S. dollars, 15.9% in Brazilian reais, 11.1% in Argentine pesos, and 3.4% in other currencies.

•	70.3% of our debt was denominated in U.S. dollars before swaps; and

•	a significant portion of our consolidated total assets was denominated in U.S. dollars.
Most of our foreign
currency-denominated
revenues, receivables and indebtedness are denominated in U.S. dollars and the majority of our costs and expenses are denominated in U.S. dollars. As of December 31, 2021, 70.3% of our debt was denominated in U.S. dollars before swaps. As of December 31, 2021, we were party to cross currency swap agreements in Chile to hedge our local bonds in UF and to hedge a bank loan in EUR, and forward agreements to swap local currencies to U.S. dollars. See “Item 5. Operating and Financial Review and Prospects—Hedging” and Note 23 to our audited consolidated financial statements. Accordingly, variations in the value of the Chilean peso relative to the U.S. dollar will not have a significant effect on the cost in U.S. dollars of our foreign debt service obligations.

Commodity Risk
Prices for pulp, forestry and wood products can fluctuate significantly, and our revenues are highly sensitive to fluctuations in such prices. For a more detailed discussion and sensitivity analysis relating to the risks arising from changes in the market price of pulp, which is our primary commodity risk, see Note 23 to our audited consolidated financial statements. As of December 31, 2021, we were party to derivative contracts to partially hedge our exposure to Fuel Oil N° 6 and Brent in Chile and Uruguay, which include commodity swap agreements. See “Item 5. Operating and Financial review and Prospects – Hedging” and Note 23 to our audited consolidated financial statements.

Item 12.	Description of Securities Other than Equity Securities
Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
None.

Item 15.	Controls and Procedures
(a)
Disclosure controls and procedures.
We carried out an evaluation under the supervision and with the participation of our senior management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as of December 31, 2021. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures, as of December 31, 2021, were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
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
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in
Internal Control—Integrated Framework (2013)
, our management concluded that our internal control over financial reporting was effective as of December 31, 2021.

(c)
Attestation Report of the registered public accounting firm
. Not applicable.
(d)
Changes in internal controls over financial reporting.
There has been no change in our internal control over financial reporting during 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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
We have adopted a code of ethics, as defined in Item 16B of Form
20-F
under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to all of our employees, including, but not limited to, our Chief Executive Officer and Chief Financial Officer. We will provide any person without charge, upon request, a copy of such code of ethics. Requests for a copy of the code of ethics may be made to Celulosa Arauco y Constitución S.A., El Golf 150, 14 th
Floor, Santiago, Chile, Attn: Gianfranco Truffello, tel. (562)
2461-7200.
Our code of ethics is also published on our website at www.arauco.cl or www.arauco.com. If we amend the provisions of our code of ethics that apply to our Chief Executive Officer and Chief Financial Officer, or if we grant any waiver of such provisions, we will disclose the amendment or waiver in our annual report on Form
20-F.
On December 20, 2016, we amended our code of ethics to incorporate provisions relating to the protection of corporate property, a declaration of Arauco’s five corporate values, an extension of the scope of persons who can inform breaches under the code of ethics and an amendment to the list of crimes for which the company may be liable. In October 2019, we amended our code of ethics in order to update its content and include the new functions of the recently established Compliance and Ethics Committee.

Item 16C.	Principal Accountant Fees and Services
Audit and
Non-Audit
Fees
Our independent auditors for the fiscal year ended December 31, 2020 and 2021 were Pricewaterhouse Coopers Consultores Auditores SpA (“PwC”; PCAOB ID: 1364) located in Santiago, Chile. The following table sets forth the fees billed to us by our independent auditors PwC, during the fiscal years ended December 31, 2020 and 2021.

	Year ended December 31,
	2021	2020

	(U.S.$ in thousands)
Audit fees	$2,137	$2,172
Audit-related fees	4	24
Tax fees	983	862
Other fees	0	2
Total fees	$3,124	$3,060
Audit fees in the above table are the aggregate fees billed by PwC for the fiscal years ended December 31, 2021 and 2020, in each case in connection with the audit of our annual financial statements in accordance with IFRS, as well as the review of other filings.
Audit-related fees in the above table are the aggregate fees billed by PwC for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor.
Tax fees in the above table are fees billed by PwC for the fiscal years ended December 31, 2021 and 2020, associated with tax compliance services in Chile, Brazil, Argentina, Colombia, Uruguay, Peru, Netherland and Mexico; and tax consultation services in Chile
Other fees in the above table are fees billed by PwC related to an assessment of human resources for the fiscal year 2020.

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
of Regulation
S-X.

Item 16D.	Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant
Not applicable.

Item 16G.	Corporate Governance
Not applicable. Neither our stock nor our
SEC-registered
securities are listed on any stock exchange or other regulated market.

Item 16H.	Mine Safety Disclosures
Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
PART III

Item 17.	Financial Statements
Not applicable.

Item 18.	Financial Statements
Our audited consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB, and are included in this annual report beginning at page
F-1.

Item 19.	Exhibits
Documents filed as exhibits to this annual report:

1.1	English translation of the
estatutos
(by-laws)
of Celulosa Arauco y Constitución S.A., as of April 8, 2022, including the amendment approved on May 19, 2020 and a declaration regarding the actual paid-in
capital of the Company executed by public deed on January 28, 2022.

8.1	List of subsidiaries

12.1	Certification of chief executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of chief executive officer and principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Linkbase Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
Omitted from the exhibits filed with this annual report are certain instruments and agreements with respect to our long-term
debt, none of which authorizes securities in a total amount that exceeds 10% of our total assets. We hereby agree to furnish to the SEC copies of any such omitted instruments or agreements as the SEC requests.

Index of Exhibits

1.1	English translation of the estatutos (by-laws) of Celulosa Arauco y Constitución S.A., as of April 8, 2022, including the amendment approved on May 19, 2020 and a declaration regarding the actual paid-in capital of the Company executed by public deed on January 28, 2022.

8.1	List of subsidiaries.

12.1	Certification of chief executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of chief executive officer and principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	Inline Instance Document

101.SCH	Inline Taxonomy Extension Schema Linkbase Document

101.CAL	Inline Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline Taxonomy Extension Definition Linkbase Document

101.LAB	Inline Taxonomy Extension Label Linkbase Document

101.PRE	Inline Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

By:	/s/ Matías Domeyko
Matías Domeyko
Chief Executive Officer
Date: April 20, 2022

CONSOLIDATED
FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Celulosa Arauco y Constitución S.A.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Celulosa Arauco y Constitución S.A. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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
Valuation of Biological Assets
As described in Notes 1q) and 20 to the consolidated financial statements, the Company’s consolidated biological assets balance was ThUS$ 3,338,483 at December 31, 2021. Management measures biological assets at fair value less cost to sell. Fair value is estimated by management using a discounted cash flow model. Management’s cash flow projections included significant judgments and assumptions relating to forests growth, sales margins and discount rates. The principal considerations for our determination that performing procedures relating to the valuation of biological assets is a critical audit matter are (i) the significant judgment by management when developing the fair value measurement of the biological assets; (ii) a high degree of auditor judgement, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to forests growth, sales margins and discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
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
/s/ PricewaterhouseCoopers Consultores Auditores SpA
Santiago, Chile
April 13, 2022
We have served as the Company’s auditor since 2015.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	12-31-2021	12-31-2020
		ThU.S.$	ThU.S.$
Assets
Current Assets
Cash and cash equivalents	5-23	1,011,100	1,064,714
Other current financial assets	23	5,865	1,763
Other current non-financial assets	25	167,890	168,597
Trade and other current receivables	23	979,923	737,381
Accounts receivable from related companies	13	5,559	6,274
Current inventories	4	1,172,179	938,279
Current biological assets	20	329,586	302,710
Current tax assets	6	233,065	320,730
Total Current Assets other than assets or disposal groups classified as held for sale		3,905,167	3,540,448
Non-Current Assets or disposal groups classified as held for sale	22	14,158	3,877
Non-Current Assets or disposal groups classified as held for sale or as held for distribution to owners		14,158	3,877
Total Current Assets		3,919,325	3,544,325
Non-Current Assets
Other non-current financial assets	23	10,525	28,982
Other non-current non-financial assets	25	88,549	113,214
Trade and other non-current receivables	23	14,338	16,606
Investments accounted for using equity method	15-16	336,642	316,939
Intangible assets other than goodwill	19	84,210	102,090
Goodwill	17	57,697	59,567
Property, plant and equipment	7	8,953,384	8,325,304
Right of use assets	8	180,106	219,134
Non-current biological assets	20	3,008,897	3,296,117
Deferred tax assets	6	7,637	6,041
Total Non-Current Assets		12,741,985	12,483,994
Total Assets		16,661,310	16,028,319

	Note	12-31-2021	12-31-2020
		ThU.S.$	ThU.S.$
Equity and Liabilities
Liabilities
Current Liabilities
Other current financial liabilities	23	339,441	307,136
Current lease liabilities	8-23	49,603	63,640
Trade and other current payables	23	731,456	626,504
Accounts payable to related companies	13	2,577	3,739
Other current provisions	18	337	386
Current tax liabilities	6	127,981	44,672
Current provisions for employee benefits	10	4,593	6,786
Other current non-financial liabilities	25	173,654	44,730
Total Current Liabilities other than assets included in disposal groups classified as held for sale		1,429,642	1,097,593
Total Current Liabilities		1,429,642	1,097,593
Non-Current Liabilities
Other non-current financial liabilities	23	5,374,864	5,714,728
Non-current lease liabilities	8-23	113,701	148,115
Non-current payables	23	2,272	—
Other non-current provisions	18	29,549	30,450
Deferred tax liabilities	6	1,747,805	1,463,886
Non-current provisions for employee benefits	10	67,967	74,609
Other non-current non-financial liabilities	25	77,006	83,303
Total Non-Current Liabilities		7,413,164	7,515,091
Total Liabilities		8,842,806	8,612,684
Equity
Issued capital	3	803,618	603,618
Retained earnings		8,248,185	7,889,901
Other reserves		(1,241,070)	(1,108,797)
Equity attributable to parent company		7,810,733	7,384,722
Non-controlling interests		7,771	30,913
Total Equity		7,818,504	7,415,635
Total Equity and Liabilities		16,661,310	16,028,319
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

	Note	For the years ended December 31,
		2021	2020	2019
		ThU.S.$	ThU.S.$	ThU.S.$
Statements of profit or loss
Revenue	9	6,349,761	4,732,869	5,329,214
Cost of sales	3	(3,681,603)	(3,445,284)	(3,910,378)
Gross profit		2,668,158	1,287,585	1,418,836
Other income	3	378,977	283,816	232,393
Distribution costs	3	(682,996)	(535,704)	(586,873)
Administrative expenses	3	(577,147)	(510,137)	(554,038)
Other expense	3	(192,101)	(182,883)	(203,698)
Other gains (losses)		—	—	21,674
Profit from operating activities		1,594,891	342,677	328,294
Finance income	3	33,499	29,449	32,582
Finance costs	3	(219,982)	(268,179)	(273,639)
Share of profit of associates and joint ventures accounted for using equity method	3-15	31,386	2,317	7,775
Gains (losses) on exchange differences on translation		(5,281)	(39,111)	(32,507)
Profit before income tax		1,434,513	67,153	62,505
Income Tax	6	(402,914)	(41,848)	(535)
Net Profit		1,031,599	25,305	61,970

Net profit attributable to
Net profit attributable to parent company		1,030,812	25,843	61,784
Net profit attributable to non-controlling interests		787	(538)	186
Net Profit		1,031,599	25,305	61,970

Basic and diluted earnings per share (in U.S.$ per share)
Basic and diluted earnings per share from continuing operations		8.6322	0.2262	0.5460

Basic and diluted earnings per share		8.6322	0.2262	0.5460

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Note	For the years ended December 31,
		2021	2020	2019
		ThU.S.$	ThU.S.$	ThU.S.$
Net profit		1,031,599	25,305	61,970
Components of other comprehensive income that will not be reclassified to profit or loss before tax:
Other comprehensive income before tax gains losses on remeasurements of defined benefit plans	10	(1,479)	(283)	(2,655)
Other Comprehensive Income that will not be reclassified to profit or loss before tax		(1,479)	(283)	(2,655)

Components of other comprehensive income that will be reclassified to profit or loss before tax:
Exchange differences on translation
Gains (losses) on exchange differences on translation, before tax	11	(80,965)	(183,419)	(30,971)
Other Comprehensive Income, before tax, Exchange differences on translation		(80,965)	(183,419)	(30,971)

Cash flow hedges
Gains (losses) on cash flow hedges, before tax	23	(84,879)	8,222	23,156
Reclassification adjustments on cash flow Hedges, before tax	23	(45,426)	(67,785)	(29,227)
Other Comprehensive Income, before tax, Cash flow hedges		(130,305)	(59,563)	(6,071)

Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax		2,590	(716)	13,847
Share of other comprehensive income of associates and joint ventures accounted for using equity method, before tax		2,590	(716)	13,847

Other Comprehensive income that will be reclassified to profit or loss before tax		(208,680)	(243,698)	(23,195)
Income tax relating to components of other comprehensive income that will not be reclassified to profit or loss, before tax
Income tax relating to remeasurements of defined benefit plans of other comprehensive income		438	68	717
Income tax relating to components of other comprehensive income that will not be reclassified to profit or loss, before tax		438	68	717

Income tax relating to components of other comprehensive income that will be reclassified to profit or loss, before tax
Income tax relating to cash flow hedges of other comprehensive income	6	30,453	13,546	1,686
Income tax relating to share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss		(696)	355	(6,582)
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss		29,757	13,901	(4,896)

Other comprehensive (loss) income		(179,964)	(230,012)	(30,029)
Comprehensive (loss) income		851,635	(204,707)	31,941

Comprehensive Income attributable to
Comprehensive (loss) income, attributable to owners of parent company		857,938	(199,682)	32,732
Comprehensive (loss) income, attributable to non-controlling interests		(6,303)	(5,025)	(791)
Total comprehensive (loss) income		851,635	(204,707)	31,941
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

12-31-2021	Issued Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other Reserves ThU.S.$	Total other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$

Opening balance at 01-01-2021	603,618	(1,081,320)	(37,007)	(19,725)	29,255	(1,108,797)	7,889,901	7,384,722	30,913	7,415,635
Changes in Equity:
Comprehensive income
Net profit	—	—	—	—	—	—	1,030,812	1,030,812	787	1,031,599
Other comprehensive income, net of tax	—	(73,875)	(99,852)	(1,041)	1,894	(172,874)	—	(172,874)	(7,090)	(179,964)
Comprehensive income	—	(73,875)	(99,852)	(1,041)	1,894	(172,874)	1,030,812	857,938	(6,303)	851,635
Issue of equity	200,000	—	—	—	—	—	—	200,000	—	200,000
Dividends	—	—	—	—	—	—	(596,012)	(596,012)	(203)	(596,215)
Increase (decrease) from transfers and other changes	—	—	—	—	40,601	40,601	(40,636)	(35)	—	(35)
Increase (decrease) from changes in the interests of subsidiaries that do not imply loss of control	—	—	—	—	—	—	(35,880)	(35,880)	(16,636)	(52,516)
Changes in equity	200,000	(73,875)	(99,852)	(1,041)	42,495	(132,273)	358,284	426,011	(23,142)	402,869
Closing balance at 12-31-2021	803,618	(1,155,195)	(136,859)	(20,766)	71,750	(1,241,070)	8,248,185	7,810,733	7,771	7,818,504

12-31-2020	Issued Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other Reserves ThU.S.$	Total other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$

Opening balance at 01-01-2020	353,618	(902,387)	9,010	(19,511)	20,024	(892,864)	7,873,650	7,334,404	35,011	7,369,415
Changes in Equity:
Comprehensive income
Net profit	—	—	—	—	—	—	25,843	25,843	(538)	25,305
Other comprehensive income, net of tax	—	(178,933)	(46,017)	(214)	(361)	(225,525)		(225,525)	(4,487)	(230,012)
Comprehensive income	—	(178,933)	(46,017)	(214)	(361)	(225,525)	25,843	(199,682)	(5,025)	(204,707)
Issue of equity	250,000	—	—	—	—	—	—	250,000	1,236	251,236
Dividends	—	—	—	—	—	—	—	—	(309)	(309)
Increase (decrease) from transfers and other changes	—	—	—	—	9,592	9,592	(9,592)	—	—	—
Changes in equity	250,000	(178,933)	(46,017)	(214)	9,231	(215,933)	16,251	50,318	(4,098)	46,220
Closing balance at 12-31-2020	603,618	(1,081,320)	(37,007)	(19,725)	29,255	(1,108,797)	7,889,901	7,384,722	30,913	7,415,635

12-31-2019	Issued Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other Reserves ThU.S.$	Total other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$

Opening balance at 01-01-2019	353,618	(872,395)	13,395	(17,571)	687	(875,884)	7,824,045	7,301,779	37,192	7,338,971
Increase (decrease) for changes in accounting policies	—	—	—	—	—	—	(107)	(107)	—	(107)
Restated opening balance	353,618	(872,395)	13,395	(17,571)	687	(875,884)	7,823,938	7,301,672	37,192	7,338,864
Changes in Equity:
Comprehensive income
Net profit	—	—	—	—	—	—	61,784	61,784	186	61,970
Other comprehensive income, net of tax	—	(29,992)	(4,385)	(1,940)	7,265	(29,052)	—	(29,052)	(977)	(30,029)
Comprehensive income	—	(29,992)	(4,385)	(1,940)	7,265	(29,052)	61,784	32,732	(791)	31,941
Dividends	—	—	—	—	—	—	—	—	(1,390)	(1,390)
Increase (decrease) from transfers and other changes	—	—	—	—	12,072	12,072	(12,072)	—	—	—
Changes in equity	—	(29,992)	(4,385)	(1,940)	19,337	(16,980)	49,712	32,732	(2,181)	30,551
Closing balance at 12-31-2019	353,618	(902,387)	9,010	(19,511)	20,024	(892,864)	7,873,650	7,334,404	35,011	7,369,415
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	January - December
	2021	2020	2019
	ThU.S.$	ThU.S.$	ThU.S.$
STATEMENTS OF CASH FLOWS
Cash Flows from (used in) Operating Activities
Classes of cash receipts from operating activities
Receipts from sales of goods and rendering of services	6,389,933	4,911,135	5,944,258
Other cash receipts from operating activities	527,380	731,871	465,703
Classes of cash payments
Payments to suppliers for goods and services	(4,087,563)	(3,417,281)	(4,386,457)
Payments to and on behalf of employees	(607,029)	(590,978)	(600,386)
Other cash payments from operating activities	(170,118)	(269,228)	(177,123)
Interest paid	(260,394)	(265,644)	(264,311)
Interest received	32,381	18,033	29,655
Income taxes (refunded) paid	115,791	18,650	(329,864)
Other inflows (outflows) of cash, net	(503)	5,586	(6,225)
Net Cash flow from Operating Activities	1,939,878	1,142,144	675,250

Cash flows from (used in) Investing Activities

Cash flow coming from the loss of control of subsidiaries and other businesses	47,988	—	—
Cash flow used in obtaining control of subsidiaries and other businesses	(797)	(4,054)	(171,206)
Cash flow used in the purchase of non-controlling interests	(34)	(3)	(55)
Other cash receipts from sales of equity or debt instruments of other entities	—	943	104,400
Other cash receipts from interests in joint ventures	2,621	—	—
Other cash payments to acquire interests in joint ventures	(7,759)	(15,376)	(580)
Loans to related entities	(1,891)	—	—
Proceeds from sale of property, plant and equipment	106,160	12,666	10,354
Purchase of property, plant and equipment	(1,316,803)	(1,497,215)	(1,000,373)
Purchase of intangible assets	(6,994)	(12,374)	(22,041)
Proceeds from sales of other long-term assets	256,659	36,516	6,059
Purchase of other non-current assets	(218,918)	(207,398)	(257,793)
Dividends received	3,049	4,042	13,007
Other inflows (outflows) of cash, net	(59)	3,398	487
Cash flows used Investing Activities	(1,136,778)	(1,678,855)	(1,317,741)

Cash flows from (used in) Financing Activities
Cash flow used in the purchase of non-controlling interests	(52,782)	—	—
Total issuance of shares	200,000	250,000	—
Total loans obtained	167,962	412,077	2,142,439
Debt obtained in long-term	87,962	239,827	2,125,332
Debt obtained in short-term	80,000	172,250	17,107
Related companies borrowings	—	—	(704)
Repayments of loans	(596,490)	(520,474)	(723,660)
Payments of lease liabilities	(67,895)	(75,233)	(80,323)
Dividends paid	(471,167)	(955)	(182,109)
Other outflows of cash, net	(1,869)	(9,211)	(10,623)
Cash flows from (used in) Financing Activities	(822,241)	56,204	1,145,020

Net increase (decrease) in Cash and Cash Equivalents before effect of exchange rate changes	(19,141)	(480,507)	502,529
Effect of exchange rate changes on cash and cash equivalents	(34,473)	(14,791)	(18,459)

Net increase (decrease) of Cash and Cash Equivalents	(53,614)	(495,298)	484,070
Cash and cash equivalents, at the beginning of the period	1,064,714	1,560,012	1,075,942
Cash and cash equivalents, at the end of the period	1,011,100	1,064,714	1,560,012
The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021 AND 2020
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
The Company’s head office address is El Golf Avenue 150, 14
th
floor, Las Condes, Santiago, Chile.
Arauco is principally engaged in the production and sale of products related to the forestry and timber industries. Its main operations are focused on business areas of pulp, wood products and wood products.
As of December 31, 2021, Arauco is controlled by Empresas Copec S.A., tax identification number
90,690,000-9,
which owns 99.999916% of Arauco, and is registered in the Securities Registry as No. 0028. Each of the above mentioned companies is subject to the oversight of the CMF.
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
Arauco’s consolidated financial statements were prepared on a going concern basis.

Presentation of consolidated financial statements
The financial statements presented by Arauco are comprised by the following:

•	Consolidated statements of financial position as of December 31, 2021 and 2020.

•	Consolidated statements of profit or loss for the years ended December 31, 2021, 2020 and 2019.

•	Consolidated statements of comprehensive income for the years ended December 31, 2021, 2020 and 2019.

•	Consolidated statements of changes in equity for the years ended December 31, 2021, 2020 and 2019.

•	Consolidated statements of cash flows for the years ended December 31, 2021, 2020 and 2019.

•	Explanatory disclosures (notes)
Period Covered by the consolidated financial statements
As of December 31, 2021 and 2020 and for the periods between January 1 and December 31, 2021, 2020 and 2019.
Date of Approval of consolidated financial statements
These consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) at the Extraordinary Meeting on April 13, 2022.
Abbreviations used in this report:
IFRS - International Financial Reporting Standards
IASB - International Accounting Standards Board
IAS - International Accounting Standards
IFRIC - International Financial Reporting Standards Interpretations Committee
MU.S.$ - Millions of U.S. dollars
ThU.S.$ - Thousands of U.S. dollars
U.F. - Inflation index-linked units of account
UTA - Annual Tax Unit
ICMS - Tax movement of inventories and services (Brazil)
ThCLP$ - Thousands of Chilean Pesos
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
For the wood reportable segment, although total sales include a mix of domestic and exports sales, prices of the products are established in U.S. Dollars, which is also the case for the cost structure of the related raw materials.

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
The measurement of the fair value of the biological assets is determined using a discounted cash flow model. Our cash flow projections include significant judgments and assumptions relating to discount rates, estimated growth of the forests and sales margins. This valuation is performed on the basis of each identifiable farm block and for each type of tree. The main considerations used to calculate the valuation of forest plantations and a sensitivity analysis are presented in Note 20.

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

•	deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 respectively;

•
iabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 3 at the acquisition date; and

•	assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with such standard.
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

After the initial recognition date, Arauco, as lessee, recognizes its asset for right of use by applying the cost model, minus the accumulated depreciation and impairment losses, and adjusted for remeasurement of the liability for lease.
At the beginning, Arauco in the capacity of lessee, recognizes the lease liability at present value of the lease payments that have not been disbursed as of that date. Lease payments are discounted using the incremental interest rate for financial loans.
After the initial recognition date, Arauco, as lessee, recognizes a liability for leases by increasing the book value, so as to reflect the interest over the liability for lease, reducing the amount in order to reflect the payments for leases that have been performed and once again recognizing the book value, so as to reflect the remeasurement and also to reflect the essential fixed payments for leases that have been revised.
Arauco presents the assets by right of use in the consolidated statement of financial position and are further disclosed in Note 8. Likewise, lease liabilities are presented in the consolidated statement of financial position and further disclosed in Note 23.
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
On October 28, 2019, Arauco approved to amend the Company’s
by-laws
in order to establish that the Ordinary Shareholders’ Meeting will be determining, on an annually basis, the dividends to be distributed, without being subject to the 30% distributable minimum indicated by Chilean Corporations Law, and may agree to distribute a smaller percentage or even none.
On September 28, 2021, our Board of approved a dividend for our fiscal year 2021 of an amount equivalent to the 40% of the distributable net income for such year, excluding from the calculation any extraordinary profits that the Company will obtain, through its subsidiary Forestal Arauco S.A., from the sale of several real estate to Vista Hermosa Inversiones Forestales SpA, a transaction that was informed to the stock market through a Material Fact (
Hecho Esencial
). For the following fiscal years, it will be distributed to the shareholders an amount equivalent to the 40% of the cash income of each fiscal year, capable of being distributed as dividends. In any event, the Board of Directors will be able to distribute and pay interim dividends to the shareholders, as long as it is projected a year end with positive financial results and the availability of cash of the Company permit it so.

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

z)    Recent accounting pronouncements
a) Standards, interpretations and amendments that are mandatory for the first time for annual periods beginning on January 1, 2021:

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after
IFRS 9, IAS 39, IFRS 7, IFRS 4 y IFRS 16
Reference interest rate reform (IBOR). These amendments provide specific simplifications regarding reference rate reform. The Phase 2 amendments address issues that arise from the implementation of the reforms, including the replacement of one benchmark with an alternative one. The Phase 2 amendments provide additional temporary reliefs from applying specific IAS 39 and IFRS 9 hedge accounting requirements to hedging relationships directly affected by IBOR reform.
January 1, 2021

IFRS 16
Lease concessions
As a result of the coronavirus
(COVID-19)
pandemic, rent concessions have been granted to lessees. In May 2020, the IASB published an amendment to IFRS 16 that provided an optional practical expedient for lessees from assessing whether a rent concession related to
COVID-19
is a lease modification. On 31 March 2021, the IASB published an additional amendment to extend the date of the practical expedient from 30 June 2021 to 30 June 2022. Lessees can elect to account for such rent concessions in the same way as they would if they were not lease modifications. In many cases, this will result in accounting for the concession as variable lease payments in the period(s) in which the event or condition that triggers the reduced payment occurs.
January 1, 2021
The adoption of the standards, amendments and interpretations described above did not have a significant impact on Arauco consolidated financial statements during its initial application period.

b) Standards, interpretations and amendments, the application of which is not yet mandatory, which have not been adopted in advance:

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after
IFRS 10 y IAS 28- Amendments	Asset sale or contribution between an investor and an associate or joint venture.	Indeterminate

IAS 1	Presentation of Financial Statements
	Clarifies that liabilities will be classified as current or non-current depending on the rights at the end of the reporting period. The amendment also clarifies what IAS 1 means when it refers to the ‘settlement’ of a liability.	January 1, 2024

Reference to the	Business combinations.
Conceptual Framework - Amendments to IFRS 3	Update a reference in IFRS 3 to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations.	January 1, 2022

IAS 16 Amendment
Properties, plant and equipments
Prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognise such sales proceeds and related cost in profit or loss.
January 1, 2022

IAS 37	Provisions, contingent liabilities and contingent
Amendment	Specify which costs a company includes when assessing whether a contract will be loss-making.	January 1, 2022

Annual Improvements	IFRS 9 Financial Instruments
to IFRS Standards 2018–2020	Addresses which fees should be included in the 10% test for derecognition of financial liabilities.	January 1, 2022

IFRS 16 Leases
Amendment to example 13 to remove the illustration of the lessor’s payments for lease improvements.

NIIF 1: First-time Adoption of International Financial Reporting Standards
Allows entities that have valued their assets and liabilities at their book values in their parent company’s accounts to also value cumulative translation differences using the amounts reported by the parent company.

IAS 41 Agriculture
Elimination of the requirement for entities to exclude tax cash flows when measuring fair value under IAS 41.

IAS 1 and IAS 8	To IAS 1, Practice statement 2 and IAS 8, aim to improve accounting policy disclosures and to help users of the financial statements to distinguish between changes in accounting estimates and changes in accounting policies.	January 1, 2023

IAS 12	Deferred tax related to assets and liabilities arising from a single transaction	January 1, 2023
Require companies to recognise deferred tax on transactions that, on initial recognition give rise to equal amounts of taxable and deduct able temporary differences.
Arauco estimates that the adoption of the standards, amendments and interpretations described above will not have a significant impact on Arauco’s consolidated financial statements during its initial application period.

NOTE 2. ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES
Changes to accounting policies
Previously Arauco had three reportable segments: pulp, wood products and forestry. Arauco changed its operational and reporting structure on 1 January 2021. The reporting structure was revised to reflect Arauco’s new strategy and operational model and is aligned with the way the management evaluates the operational performance of Arauco and allocates resources.
Arauco has two reportable segments for the financial reporting purposes: pulp and wood products.
Segment information for 2020 and 2019 has been recast for comparability purposes according to the new operating and reporting structure.
This change in the Company’s segments did not produce changes in Arauco’s consolidated financial statements (statement of financial position, statement of profit or loss, statement of comprehensive income, statement of changes in equity, statement of cash flows and notes to the financial statements, except for the Note 24).
Changes to accounting estimates
As of December 31, 2021, there have been no changes in the methodologies for calculating the accounting estimates with respect to the 2020 financial year.

NOTE 3. DISCLOSURE OF OTHER INFORMATION
a)    Disclosure of information on Issued Capital
Between April and May of 2021, a capital increase of ThU.S.$ 200,000 which amounts to 3,250,975 shares was wholly subscribed and paid-in
by the shareholders.
As of September 24, 2020, a capital increase of ThU.S.$ 250,000 which amounts to 4,063,720 shares was wholly subscribed and paid-in
by the shareholders.
As of December 14, 2021, the controlling shareholder, who is Empresas Copec S.A. acquired a total of 26,346 shares from 2 minority shareholders, so that as of December 31, 2021, the shareholders composition according to the amount of shares owned is as follows:

Shareholders	Shares	%
Empresas Copec S.A.	120,474,249	99.99991616%
AntarChile S.A.	101	0.00008384%

	120,474,350	100.00000000%

At the date of these consolidated financial statements the share capital of Arauco is ThU.S.$ 803,618.
100% of Capital corresponds to ordinary shares.

	12-31-2021	12-31-2020

Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	120,474,350	117,223,375
Nominal Value of Shares by Type of Capital in Ordinary Shares	U.S.$ 6.6704 per share	U.S.$5. 1493 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$ 803,618	ThU.S.$ 603,618

	12-31-2021	12-31-2020
Number of Shares Issued and Fully Paid by Type of Capital in Ordinary Shares	120,474,350	117,223,375

b)	Dividends paid
In November 2021 a provisional dividend of ThU.S.$ 271,000 was paid, which was based on profits of the current fiscal year.
In October 2021 a dividend of ThU.S.$ 200,000 was paid.
In 2021, Arauco update the dividend policy of the Company, establishing that in respect of fiscal year 2021, it will be distributed among the shareholders an amount equivalent to the 40% of the cash income for such year capable of being distributed as dividends, excluding from the calculation of such cash income the extraordinary benefits that the Company will obtain, through its subsidiary Forestal Arauco S.A., for the sale of several real estate to Vista Hermosa Inversiones Forestales SpA.
As of December 31, 2020, no dividends were paid.
In August 2019 a final dividend of ThU.S.$ 182,040 was paid, the dividend per share was U.S.$ 1.60870, the number of shares for which dividends were paid were 113,159,655.

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

d)    Other items in the Statements of Profit or Loss
The table below sets forth other income, other expenses, finance income, finance costs and share of profit (loss) of associates and joint ventures for the years ended December 31, 2021, 2020 and 2019 are as follows:

	January - December
	2021 ThU.S.$	2020 ThU.S.$	2019 ThU.S.$
Classes of Other Income
Other Income, Total	378,977	283,816	232,393
Gain from changes in fair value of biological assets (note 20)	81,986	182,950	154,705
Net income from insurance compensation	1,101	3,007	2,098
Revenue from export promotion	1,608	951	1,185
Lease income	1,689	1,625	1,995
Gain on sales of assets (*)	241,662	28,299	15,685
Access easement	308	14,020	296
Recovery of tax credits	1,674	23,372	—
Compensations received	7,018	964	1,210
Gain on sales of associates	20,381	—	40,842
Other operating results	21,550	28,628	14,377

Classes of Other Expenses by activity
Total of Other Expenses by activity	(192,101)	(182,883)	(203,698)
Provision Legal expenses	(8,466)	(5,899)	(5,465)
Impairmert provision for property, plant and equipment, provision for inventory obsolescence, withdrawals and others	(76,218)	(66,821)	(115,812)
Operating expenses related to staff restructuring or from plants stoppage or closed	(5,875)	(26,148)	(20,301)
Expenses related to projects	(20,663)	(15,791)	(13,407)
Loss of asset sales	(9,996)	(9,733)	(11,783)
Loss and repair of assets	(1,700)	(4,342)	(1,287)
Loss of forest due to fires	(38,133)	(21,530)	(7,541)
Other Taxes	(17,666)	(16,613)	(15,835)
Research and development expenses	(2,903)	(3,012)	(3,851)
Fines, readjustments and interests	(241)	(864)	(1,513)
Loss on sale of permanent investments	(431)	—	—
Loss of tax credits	(491)	(1,069)	—
Other expenses	(9,318)	(11,061)	(6,903)

Classes of financing income
Financing income, total	33,499	29,449	32,582
Financial income from mutual funds - term deposits	30,720	16,099	21,841
Financial income resulting from financial instruments	39	825	490
Other financial income	2,740	12,525	10,251

Classes of financing costs
Financing costs, Total	(219,982)	(268,179)	(273,639)
Interest expense, Banks loans	(25,752)	(28,869)	(34,576)
Interest expense, Bonds	(127,707)	(171,834)	(178,801)
Interest expense, other financial instruments	(23,367)	(30,083)	(28,326)
Interest expence for right-of-use	(8,042)	(9,404)	(11,436)
Other financial costs	(35,114)	(27,989)	(20,500)

Share of profit (loss) of associates and joint ventures accounted for using equity method
Total	31,386	2,317	7,775
Investments in associates	330	4,821	7,416
Joint ventures	31,056	(2,504)	359

(*)	Includes ThU.S.$ 229,866 for sales of lands (see Note 22).

The analysis of expenses by nature contained in these consolidated financial statements is presented below:

	January - December
Cost of sales (*)	2021 ThU.S.$	2020 ThU.S.$	2019 ThU.S.$
Timber	773,732	844,548	879,583
Forestry labor costs and other services	554,460	467,595	547,749
Depreciation and amortization	401,672	412,750	409,442
Depreciation for right of use	43,284	57,785	64,434
Maintenance costs	261,143	225,691	294,853
Chemical costs	546,048	444,429	557,074
Sawmill Services	113,592	102,663	140,220
Other Raw Materials	243,882	212,872	236,250
Other Indirect costs	127,751	118,721	149,853
Energy and fuel	201,949	168,782	212,655
Cost of electricity	36,927	32,200	34,871
Staff expenses	377,163	357,248	383,394
Total	3,681,603	3,445,284	3,910,378

(*)
Total amount is comprised of the cost of inventory sales for ThU.S.$ 3,599,477 (ThU.S.$3,381,471 and ThU.S.$ $ 3,838,433 at December 31, 2020 and 2019, respectively) and the cost of rendering services for ThU.S.$ 82,126 (ThU.S.$ 63,813 and ThU.S.$ 71,945 at December 31, 2020 and 2019, respectively).

	January – December
Distribution cost	2021 ThU.S.$	2020 ThU.S.$	2019 ThU.S.$
Selling costs	38,467	35,847	38,097
Commissions	14,566	13,846	13,573
Insurance	4,236	3,521	4,405
Provision for doubtful accounts	758	1,427	981
Other selling costs	18,907	17,053	19,138
Shipping and freight costs	644,529	499,857	548,776
Port services	52,132	41,731	36,145
Freights	555,357	414,153	472,542
Depreciation for right of use	2,291	1,664	1,792
Other shipping and freight costs (internment, warehousing, stowage, customs and other costs)	34,749	42,309	38,297
Total	682,996	535,704	586,873

	January – December
Administrative expenses	2021 ThU.S.$	2020 ThU.S.$	2019 ThU.S.$
Wages and salaries	248,079	210,708	229,224
Marketing, advertising, promotion and publications expenses	12,601	10,037	18,127
Insurances	23,749	23,297	19,825
Depreciation and amortization	37,715	33,753	29,412
Depreciation for right of use	7,061	8,006	10,775
Computer services	32,614	32,473	34,931
Lease rentals (offices, other property and vehicles)	5,264	5,282	7,038
Donations, contributions, scholarships	9,264	14,879	9,980
Fees (legal and technical advisors)	38,124	38,701	47,889
Property taxes, city permits and rights	24,522	19,206	16,371
Cleaning services, security services and transportation	33,336	28,108	22,959
Third-party variable services (maneuvers, logistics)	44,325	36,535	40,432
Basic services (electricity, telephone, water)	4,605	4,686	7,580
General and other minor expenses (mainly PCR testing)	14,455	4,102	1,957
Maintenance and repair	8,040	6,448	7,238
Seminars, courses, training materials	2,908	1,906	3,091
Travels, clothing and safety equipment, environmental expenses, audits and others	30,485	32,010	47,209
Total	577,147	510,137	554,038

NOTE 4. INVENTORIES

Components of Inventory	12-31-2021 ThU.S.$	12-31-2020 ThU.S.$
Raw materials	79,288	77,359
Production supplies	158,382	133,276
Work in progress	56,187	64,449
Finished goods	689,168	460,419
Spare Parts	189,154	202,776
Total Inventories	1,172,179	938,279
Inventories recognized as cost of sales as of December 31, 2021 were ThU.S.$ 3,599,477 (ThU.S.$ 3,381,471 and ThU.S.$ 3,838,433 as of December 31, 2020 and 2019, respectively).
In order to have the inventories recorded at net realizable value as of December 31, 2021, a net decrease of inventories was recognized associated with a higher provision of obsolescence of ThU.S.$ 33,890 (ThU.S.$ 21,580 and ThU.S.$ 26,877 as of December 31, 2020 and 2019, respectively). As of December 31, 2021, the amount of obsolescence provision is ThU.S.$ 65,490 (ThU.S.$ 31,600 as of December 31, 2020).
As of December 31, 2021, there were inventory write-offs of ThU.S.$ 933 (ThU.S.$ 300 and ThU.S.$ 1,734 as of December 31, 2020 and 2019, respectively) which are presented in the consolidated statements of profit or loss whithin Cost of sales.
The inventory obsolescence provision is calculated based on the sales conditions of products and age of inventory (inventory turnover).
As of the date of these consolidated financial statements, no inventories were pledged as security.

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
As of the date of these consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

Components of Cash and Cash Equivalents	12-31-2021 ThU.S.$	12-31-2020 ThU.S.$
Cash on hand	91	99
Bank checking account balances	528,985	357,354
Time deposits	251,956	507,519
Mutual funds	230,068	199,742
Total	1,011,100	1,064,714
The risk classification of the Company’s mutual funds as of December 31, 2021 and 2020 is shown below.

	12-31-2021 ThU.S.$	12-31-2020 ThU.S.$
AAAfm	134,314	137,534
No classification	95,754	62,208
Total Mutual Funds	230,068	199,742

Changes in Financial Liabilities

	12-31-2021
	Borrowings from banks ThU.S.$	Hedging liabilities ThU.S.$	Bonds and promissory notes ThU.S.$	Other financial liabilities, Total ThU.S.$
Opening balance January 1	1,274,260	39,660	4,707,944	6,021,864
(+) Borrowings obtained	167,962	—	—	167,962
(-) Borrowings paid	(405,567)	(25,316)	(165,607)	(596,490)
(-) Commissions paid	(2,328)	—	—	(2,328)
(-) Interest paid	(18,084)	(30,034)	(204,465)	(252,583)
(+) Accrued interest	16,961	29,032	200,843	246,836
(+/-) Inflation adjustment	(45,891)	—	(120,785)	(166,676)
(+/-) Changes in fair value	—	283,261	—	283,261
(+/-) Other non-cash movements	4,643	(287)	8,103	12,459
Closing balance	991,956	296,316	4,426,033	5,714,305

	12-31-2020
	Borrowings from banks ThU.S.$	Hedging liabilities ThU.S.$	Bonds and promissory notes ThU.S.$	Other financial liabilities, Total ThU.S.$
Opening balance January 1	947,022	134,275	4,831,743	5,913,040
(+) Borrowings obtained	412,077	—	—	412,077
(-) Borrowings paid	(257,551)	(37,127)	(225,796)	(520,474)
(-) Commissions paid	(9,113)	—	—	(9,113)
(-) Interest paid	(29,515)	(32,189)	(194,512)	(256,216)
(+) Accrued interest	26,174	33,613	204,678	264,465
(+/-) Inflation adjustment	51,510	—	83,809	135,319
(+/-) Changes in fair value	—	(58,898)	—	(58,898)
(+/-) Other non-cash movements	133,656	(14)	8,022	141,664
Closing balance	1,274,260	39,660	4,707,944	6,021,864

	Lease liabilities
	12-31-2021 ThU.S.$	12-31-2020 ThU.S.$
Opening balance January 1	211,755	271,025
(-) Borrowings paid	(67,895)	(75,233)
(-) Interest paid	(7,811)	(9,428)
(+) Accrued interest	8,363	10,021
(+/-) Inflation adjustment	(13,540)	4,394
(+) Increase due to new leases liabilities	35,186	16,760
(+/-) Other movements	(2,754)	(5,784)
Closing balance	163,304	211,755
In the consolidated financial statements for the year ended December 31, 2021, that were issued in Chile for local regulatory purposes, Arauco inappropriately classified the cash flow arising from changes in ownership interests in a subsidiary in the amount of ThU.S.$ 52,782 as an investing activity instead of financing activity. Arauco has revised its consolidated statement of cash flows for the year ended December 31, 2021 to correct the classification of this amount as a financing activity. This revision does not impact the Company’s previously reported net change in cash and cash equivalents as of December 31, 2021 and does not impact the Company’s consolidated statement of financial position or consolidated statement of profit or loss as of and for the year ended December 31, 2021.

NOTE 6. INCOME TAXES
The tax rates applicable in the countries in which Arauco operates are 27% in Chile, 35% in Argentina and Mexico, 34% in Brazil, 25% in Uruguay and 21% in the United States (federal tax).
In 2021, Argentinian Republic published in the Official Gazette of Argentina the law No. 27,630, which replaced the fixed rate paid by Argentine companies on their corporate income tax periods starting in 2021. It provides a progressive scale of rates, where a 25% rate will be applied to companies with a net taxable income of up to 5,000,000 Argentine pesos (AR$) (approximately ThU.S.$ 49 as of December 31, 2021), a 30% rate will be applied to companies with a net taxable income ranging between AR$ 5,000,000 and AR$ 50,000,000 (approximately ThU.S.$ 487 as of December 31,2021), and a 35% rate will be applied to companies with a net taxable incomes surpassing AR$ 50,000,000. This new regulationgenerated a loss of ThU.S.$ 49,000 in Arauco Argentina S.A. in income tax. The rate applied to Arauco Argentina S.A. in 2020 was 30%.
Deferred Tax Assets
The following table sets forth the deferred tax assets as of the dates indicated:

Deferred Tax Assets	12-31-2021 ThU.S.$	12-31-2020 ThU.S.$
Deferred tax Assets relating to Provisions	5,730	5,042
Deferred tax Assets relating to Accrued Liabilities	8,257	8,107
Deferred tax Assets relating to Post-Employment benefits	19,738	22,026
Deferred tax Assets relating to Property, Plant and equipment	32,480	24,397
Deferred tax Assets relating to Impairment provision	8,564	14,193
Deferred tax Assets relating to Financial Instruments	108,910	79,765
Deferred tax Assets relating to Tax Loss Carryforward	24,972	126,405
Deferred tax Assets relating to Inventories	18,793	7,964
Deferred tax Assets relating to Provisions for Income	19,323	7,905
Deferred tax Assets relating to Allowance for Doubtful Accounts	4,625	2,427
Deferred tax Assets relating to Intangible revaluation	2,301	3,713
Deferred tax Assets relating to tax credits	8,996	20,898
Deferred tax Assets relating to Other Deductible Temporary Differences	24,328	20,018
Total Deferred Tax Assets	287,017	342,860

Offsetting presentation	(279,380)	(336,819)

Net Effect	7,637	6,041

Certain subsidiaries of Arauco mainly in Chile, Brazil, Argentina and USA, as of the date of these consolidated financial statements, present tax losses for which we estimate that, given the projection of future profits, will allow the recovery of the deferred tax assets recorded. The total amount of these tax losses is ThU.S.$ 335,872 (ThU.S.$ 622,621 at December 31, 2020), which are mainly originated by operational and financial losses.
In addition, as of the closing date of these consolidated financial statements there are ThU.S.$ 126,746 (ThU.S.$ 152,898 at December 31, 2020) of
non-recoverable
tax losses from subsidiaries in USA and from joint operations in Uruguay, for which deferred tax assets have not been recognized. The estimated recovery period exceeds the expiry date of such tax losses.

Deferred Tax Liabilities
The following table sets forth the deferred tax liabilities as of the dates indicated:

	12-31-2021	12-31-2020
Deferred Tax Liabilities	ThU.S.$	ThU.S.$
Deferred tax Liabilities relating to Property, Plant and Equipment	1,281,546	1,020,282
Deferred tax Liabilities relating to Financial Instruments	25,334	26,755
Deferred tax Liabilities relating to Biological Assets	605,166	644,348
Deferred tax Liabilities relating to Inventory	46,336	32,567
Deferred tax Liabilities relating to Prepaid Expenses	38,088	42,319
Deferred tax Liabilities relating to Intangible	12,511	14,826
Deferred tax Liabilities relating to Other Taxable Temporary Differences	18,204	19,608
Total Deferred Tax Liabilities	2,027,185	1,800,705

Offsetting presentation	(279,380)	(336,819)

Net Effect	1,747,805	1,463,886

The effect of this period in current and deferred tax liabilities related to financial hedging instruments corresponds to a debit of ThU.S.$ 30,453 as of December 31, 2021 (credit of ThU.S.$ 13,546 as of December 31, 2020), which is presented net in Reserves for Cash Flow Hedges in the consolidated statement of changes in equity.
Reconciliation of deferred tax assets and liabilities

	Opening Balance 01-01-2021	Deferred tax Income (Expenses)	Deferred tax of items charged to other comprehensive income	Decrease through loss of control in subsidiary	Increase (decrease) Net exchange differences	Closing balance 12-31-2021
Deferred Tax Assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax Assets relating to Provisions	5,042	745	—	—	(57)	5,730
Deferred tax Assets relating to Accrued Liabilities	8,107	179	—	(24)	(5)	8,257
Deferred tax Assets relating to Post-Employment benefits	22,026	(2,667)	438	(56)	(3)	19,738
Deferred tax Assets relating to Property, Plant and equipment	24,397	8,083	—	—	—	32,480
Deferred tax Assets relating to Impairment provision	14,193	(5,193)	—	—	(436)	8,564
Deferred tax Assets relating to Financial Instruments	79,765	(1,572)	31,062	—	(345)	108,910
Deferred tax Assets relating to Tax Loss Carryforward	126,405	(99,915)	—	(207)	(1,311)	24,972
Deferred tax Assets relating to Inventories	7,964	10,854	—	—	(25)	18,793
Deferred tax Assets relating to Provisions for Income	7,905	11,427	—	—	(9)	19,323
Deferred tax Assets relating to Allowance for Doubtful Accounts	2,427	2,213	—	—	(15)	4,625
Deferred tax Assets relating to Intangible	3,713	(1,207)	—	—	(205)	2,301
Deferred tax Assets relating to tax credits	20,898	(11,902)	—	—	—	8,996
Deferred tax Assets relating to Other Deductible Temporary Differences	20,018	4,823	—	4	(517)	24,328
Total Deferred Tax Assets	342,860	(84,132)	31,500	(283)	(2,928)	287,017

	Opening Balance 01-01-2021	Deferred tax (Income) Expenses	Deferred tax of items charged to other comprehensive income	Decrease through loss of control in subsidiary	Increase (decrease) Net exchange differences	Closing balance 12-31-2021
Deferred Tax Liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax Liabilities relating to Property, Plant and Equipment	1,020,282	264,397	—	(121)	(3,012)	1,281,546
Deferred tax Liabilities relating to Financial Instruments	26,755	(2,030)	609	—	—	25,334
Deferred tax Liabilities relating to Biological Assets	644,348	(31,706)	—	(2,946)	(4,530)	605,166
Deferred tax Liabilities relating to Inventory	32,567	15,131	—	(1,395)	33	46,336
Deferred tax Liabilities relating to Prepaid Expenses	42,319	(4,227)	—	—	(4)	38,088
Deferred tax Liabilities relating to Intangible	14,826	(1,908)	—	—	(407)	12,511
Deferred tax Liabilities relating to Other Taxable Temporary Differences	19,608	(1,173)	—	(179)	(52)	18,204
Total Deferred Tax Liabilities	1,800,705	238,484	609	(4,641)	(7,972)	2,027,185

	Opening Balance 01-01-2020	Deferred tax Income (Expenses)	Deferred tax of items charged to other comprehensive income	Increase (decrease) Net exchange differences	Closing balance 12-31-2020
Deferred Tax Assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax Assets relating to Provisions	5,749	(267)	—	(440)	5,042
Deferred tax Assets relating to Accrued Liabilities	7,182	937	—	(12)	8,107
Deferred tax Assets relating to Post-Employment benefits	20,378	1,598	68	(18)	22,026
Deferred tax Assets relating to Property, Plant and equipment	16,609	7,788	—	—	24,397
Deferred tax Assets relating to Impairment provision	20,169	(4,598)	—	(1,378)	14,193
Deferred tax Assets relating to Financial Instruments	68,390	(1,641)	13,685	(669)	79,765
Deferred tax Assets relating to Tax Loss Carryforward	133,221	2,605	—	(9,421)	126,405
Deferred tax Assets relating to Inventories	12,460	(4,363)	—	(133)	7,964
Deferred tax Assets relating to Provisions for Income	6,631	1,295	—	(21)	7,905
Deferred tax Assets relating to Allowance for Doubtful Accounts	4,349	(1,545)	—	(377)	2,427
Deferred tax Assets relating to Intangible	6,044	(1,042)	—	(1,289)	3,713
Deferred tax Assets relating to tax credits	19,460	1,438	—	—	20,898
Deferred tax Assets relating to Other Deductible Temporary Differences	16,161	5,096	—	(1,239)	20,018
Total Deferred Tax Assets	336,803	7,301	13,753	(14,997)	342,860

	Opening Balance 01-01-2020	Deferred tax (Income) Expenses	Deferred tax of items charged to other comprehensive income	Increase (decrease) Net exchange differences	Closing balance 12-31-2020
Deferred Tax Liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax Liabilities relating to Property, Plant and Equipment	900,415	128,933	—	(9,066)	1,020,282
Deferred tax Liabilities relating to Financial Instruments	25,630	986	139	—	26,755
Deferred tax Liabilities relating to Biological Assets	642,221	20,239	—	(18,112)	644,348
Deferred tax Liabilities relating to Inventory	38,251	(5,711)	—	27	32,567
Deferred tax Liabilities relating to Prepaid Expenses	41,338	989	—	(8)	42,319
Deferred tax Liabilities relating to Intangible	17,942	(1,118)	—	(1,998)	14,826
Deferred tax Liabilities relating to Other Taxable Temporary Differences	25,126	(2,846)	—	(2,672)	19,608
Total Deferred Tax Liabilities	1,690,923	141,472	139	(31,829)	1,800,705
Temporary Differences
The following tables summarize the deductible and taxable temporary differences:

Detail of classes of Deferred Tax Temporary Differences	12-31-2021		12-31-2020
	Deductible	Taxable	Deductible	Taxable
	Difference	Difference	Difference	Difference
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred Tax Assets	262,045	—	216,455	—
Deferred Tax Assets - Tax loss carryforward	24,972	—	126,405	—
Deferred Tax Liabilities	—	2,027,185	—	1,800,705
Total	287,017	2,027,185	342,860	1,800,705

	January - December
Detail of Temporary Difference Income and Loss Amounts	2021	2020	2019
	ThU.S.$	ThU.S.$	ThU.S.$
Deferred Tax Assets	15,783	4,696	73,137
Deferred Tax Assets - Tax loss carryforward	(99,915)	2,605	44,521
Deferred Tax Liabilities	(238,484)	(141,472)	(65,995)
Total	(322,616)	(134,171)	51,663
Income Tax Expense
Income tax expense consists of the following:

Income Tax composition	January - December
	2021	2020	2019
	ThU.S.$	ThU.S.$	ThU.S.$
Current income tax expense	(254,186)	(80,501)	(54,194)
Tax benefit arising from tax credits used to reduce current tax expense	176,226	175,832	3,771
Prior period current income tax adjustments	(2,036)	653	(2,912)
Other current benefit tax (expenses)	(302)	(3,661)	1,137
Current Tax Expense, Net	(80,298)	92,323	(52,198)

Deferred tax expense relating to origination and reversal of temporary differences	(222,701)	(136,776)	7,142
Tax benefit arising from tax credits used to reduce deferred tax expense	(99,915)	2,605	44,521
Total deferred Tax benefit (expense), Net	(322,616)	(134,171)	51,663
Income Tax benefit (expense), Total	(402,914)	(41,848)	(535)
The following table presents the current income tax expense detailed by foreign and domestic (Chile) companies at December 31, 2021, 2020 and 2019:

	January – December
	2021	2020	2019
	ThU.S.$	ThU.S.$	ThU.S.$
Foreign current income tax expense	(113,821)	(1,568)	(11,774)
Domestic current income tax expense	33,523	93,891	(40,424)
Total current income tax expense	(80,298)	92,323	(52,198)

Foreign deferred tax benefit (expense)	(59,995)	(21,908)	32,243
Domestic deferred tax benefit (expense)	(262,621)	(112,263)	19,420
Total deferred tax benefit (expense)	(322,616)	(134,171)	51,663

Total tax benefit (expense)	(402,914)	(41,848)	(535)

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.
The reconciliation of income tax expense is as follows:

	January – December
Reconciliation of Income tax from Statutory Rate to Effective Tax Rate	2021	2020	2019
	ThU.S.$	ThU.S.$	ThU.S.$
Statutory domestic (Chile) income tax rate	27.0%	27.0%	27.0%
Tax Expense at statutory tax rate	(387,319)	(18,131)	(16,876)
Tax effect of foreign tax rates	(9,984)	(4,201)	1,120
Tax effect of revenues exempt from taxation	62,879	5,821	42,376
Tax effect of not deductible expenses	(29,050)	(35,113)	(40,552)
Tax rate effect of previously unrecognized tax loss	—	11,628	46
Tax effect of Previously Unrecognized Tax Benefit in the Statements of Profit or Loss	—	—	884
Tax effect of a new evaluation of deferred tax assets	13,345	826	12,865
Tax effect of changes in tax rates	(46,215)	—	—
Tax Effect of tax provided in excess in prior periods	(2,036)	653	(2,912)
Other tax rate effects	(4,534)	(3,331)	2,514
Total adjustments to tax expense at applicable tax rate	(15,595)	(23,717)	16,341
Tax benefit (expense) at effective tax rate	(402,914)	(41,848)	(535)
Current tax assets and liabilities
The current tax assets and liabilities balances are as follow:

Current tax Assets	12-31-2021	12-31-2020
	ThU.S.$	ThU.S.$
Monthly Provisional Payments (MPP)	800	17,540
Income tax receivable	218,298	298,093
Fixed assets tax credits	—	10
Provision tax income	(22,727)	(928)
Other tax receivables	36,694	6,015
Total	233,065	320,730

Current tax Liabilities	12-31-2021	12-31-2020
	ThU.S.$	ThU.S.$
Provision tax income (First category)	209,357	81,368
Monthly Provisional Payments (MPP)	(91,361)	(43,232)
Other tax payables	9,985	6,536
Total	127,981	44,672

NOTE 7. PROPERTY, PLANT AND EQUIPMENT
Property, Plant and Equipment

	12-31-2021	12-31-2020
Property, Plant and Equipment, Net	ThU.S.$	ThU.S.$
Construction work in progress	2,820,592	1,944,578
Land	888,465	930,372
Buildings	2,165,318	2,248,784
Plant and equipment	2,915,611	3,026,136
Information technology equipment	23,516	26,166
Fixtures and fittings	13,563	16,627
Motor vehicles	13,678	15,055
Other property, plant and equipment	112,641	117,586
Total Net	8,953,384	8,325,304

Property, Plant and Equipment, Gross
Construction work in progress	2,820,592	1,944,578
Land	888,465	930,372
Buildings	4,463,660	4,420,293
Plant and equipment	7,079,150	7,027,942
Information technology equipment	104,522	102,632
Fixtures and fittings	49,302	50,209
Motor vehicles	59,351	59,515
Other property, plant and equipment	129,669	135,199
Total Gross	15,594,711	14,670,740

Accumulated depreciation and impairment
Buildings	(2,298,342)	(2,171,509)
Plant and equipment	(4,163,539)	(4,001,806)
Information technology equipment	(81,006)	(76,466)
Fixtures and fittings	(35,739)	(33,582)
Motor vehicles	(45,673)	(44,460)
Other property, plant and equipment	(17,028)	(17,613)
Total	(6,641,327)	(6,345,436)
Description of Property, Plant and Equipment Pledged as Security for Liabilities
As of December 31, 2021, there are no significant assets pledged as collateral to be disclosed in these consolidated financial statements
Disbursements commitments for the acquisition of property, plant and equipment and disbursements for property, plant and equipment under construction.

	12-31-2021	12-31-2020
	ThU.S.$	ThU.S.$
Amount committed for the acquisition of property, plant and equipment	347,839	542,230

Reconciliation of Property, Plant and Equipment
The following tables set forth the reconciliation of the carrying amount of property, plant and equipment as of December 31, 2021 and 2020:

Reconciliation of Property, Plant and Equipment	Construction work in progress	Land	Buildings	Plant and equipment	IT Equipment	Fixtures and fittings	Motor vehicles	Other Property, Plant and Equipment	TOTAL
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance 01-01-2021	1,944,578	930,372	2,248,784	3,026,136	26,166	16,627	15,055	117,586	8,325,304
Changes
Additions	1,124,868	6,647	8,440	22,372	1,277	566	470	6,234	1,170,874
Disposals	(215)	(25,285)	(953)	(10,839)	(170)	(4)	(371)	(205)	(38,042)
Withdrawals	(2,105)	(697)	(2,572)	(6,011)	(42)	—	(31)	(4,188)	(15,646)
Depreciation	—	—	(136,490)	(288,723)	(6,424)	(3,163)	(3,278)	(1,065)	(439,143)
Impairment loss recognized in profit or loss	—	—	(14,669)	(95)	(454)	(9)	(95)	—	(15,322)
Increase (decrease) through net exchange differences	(1,151)	(7,181)	(4,359)	(12,084)	(80)	170	(219)	(815)	(25,719)
Reclassification of assets held for sale	—	107	949	206	—	—	—	—	1,262
Increase (decrease) through transfers from construction in progress	(245,383)	822	66,235	178,611	3,243	(617)	1,995	(4,906)	—
Reclassification from lease to Property, plant and equipment	—	—	—	7,251	—	—	152	—	7,403
Decrease due to loss of control in subsidiary	—	(16,320)	(47)	(1,213)	—	(7)	—	—	(17,587)
Total changes	876,014	(41,907)	(83,466)	(110,525)	(2,650)	(3,064)	(1,377)	(4,945)	628,080
Closing balance 12-31-2021	2,820,592	888,465	2,165,318	2,915,611	23,516	13,563	13,678	112,641	8,953,384

Reconciliation of Property, Plant and Equipment	Construction work in progress	Land	Buildings	Plant and equipment	IT Equipment	Fixtures and fittings	Motor vehicles	Other Property, Plant and Equipment	TOTAL
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance 01-01-2020	1,128,431	971,061	2,247,996	3,139,761	20,906	13,421	14,922	111,685	7,648,183
Changes
Additions	1,258,602	3,449	5,149	38,618	906	1,602	1,553	12,839	1,322,718
Disposals	—	(14,957)	(545)	(8,323)	(5)	(1)	(197)	(1,583)	(25,611)
Withdrawals	(418)	(782)	(1,540)	(3,986)	(97)	(30)	(6)	(46)	(6,905)
Depreciation	—	—	(139,971)	(286,740)	(6,572)	(3,009)	(4,325)	(1,149)	(441,766)
Impairment loss recognized in profit or loss	—	—	(22,176)	(36,032)	(480)	—	(107)	—	(58,795)
Increase (decrease) through net exchange differences	(4,102)	(28,405)	(21,954)	(55,349)	(288)	(190)	(309)	(4,709)	(115,306)
Increase (decrease) through transfers from construction in progress	(437,935)	6	181,825	235,776	11,796	4,834	3,149	549	—
Reclassification from lease to Property, plant and equipment	—	—	—	2,411	—	—	375	—	2,786
Total changes	816,147	(40,689)	788	(113,625)	5,260	3,206	133	5,901	677,121
Closing balance 12-31-2020	1,944,578	930,372	2,248,784	3,026,136	26,166	16,627	15,055	117,586	8,325,304

The depreciation expense for the period ending December 31, 2021, 2020 and 2019 is as follows:

	January-December
	2021	2020	2019
Depreciation for the year	ThU.S.$	ThU.S.$	ThU.S.$
Cost of sales	401,672	412,750	409,442
Administrative expenses	19,228	18,192	16,275
Other expenses	681	2,054	3,525
Total	421,581	432,996	429,242
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

NOTE 8. LEASES
Arauco acting as lessee
In the application of IFRS 16, Arauco chose not to apply the requirements to recognize a liability and an asset for right of use for leases which term ends within 12 months from January 1, 2019 and for leases in which the underlying asset is of low value ThU.S.$ 5.
Lease liabilities and their maturity are presented in Notes 11 and 23.
Right of use assets

	12-31-2021	12-31-2020
	ThU.S.$	ThU.S.$
Property, Plant and Equipment by right of use, Net

Land	72,384	60,761
Buildings	20,682	19,954
Plant and equipment	17,198	24,035
Information technology equipment	224	380
Fixtures and fittings	218	698
Motor vehicles	55,093	92,951
Other property, plant and equipment	14,307	20,355
Total Net	180,106	219,134

Property, Plant and Equipment by right of use, Gross

Land	94,283	74,047
Buildings	32,625	30,443
Plant and equipment	31,235	67,662
Information technology equipment	652	798
Fixtures and fittings	1,512	1,636
Motor vehicles	168,682	168,808
Other property, plant and equipment	20,142	21,574
Total Gross	349,131	364,968

Accumulated depreciation and impairment by right of use

Land	(21,899)	(13,286)
Buildings	(11,943)	(10,489)
Plant and equipment	(14,037)	(43,627)
Information technology equipment	(428)	(418)
Fixtures and fittings	(1,294)	(938)
Motor vehicles	(113,589)	(75,857)
Other property, plant and equipment	(5,835)	(1,219)
Total	(169,025)	(145,834)

Reconciliation of Property, Plant and Equipment by Right of Use
The following tables set forth the reconciliation of the carrying amount of property, plant and equipment by right of use as of December 31, 2021 and 2020:

Reconciliation of Property, Plant and Equipment by right of use	Land	Buildings	Plant and equipment	IT Equipment	Fixtures and fittings	Motor vehicles	Other Property, Plant and Equipment	TOTAL
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance 01-01-2021	60,761	19,954	24,035	380	698	92,951	20,355	219,134
Changes
Additions	21,391	11,557	1,617	127	—	495	—	35,187
Withdrawals	(16)	(2,976)	—	—	—	(226)	(98)	(3,316)
Depreciation	(9,108)	(5,386)	(7,315)	(255)	(356)	(38,090)	(2,071)	(62,581)
Revaluation	—	(7)	—	—		(31)	—	(38)
Increase (decrease) through net exchange differences	(644)	(6)	(275)	(6)	—	21	—	(910)
Reclassification from lease to Property, plant and equipment	—	—	—	—	—	—	(7,403)	(7,403)
Increase (decrease) through others	—	(2,454)	(864)	(22)	(124)	(27)	3,524	33
Total changes	11,623	728	(6,837)	(156)	(480)	(37,858)	(6,048)	(39,028)
Closing balance 12-31-2021	72,384	20,682	17,198	224	218	55,093	14,307	180,106

Reconciliation of Property, Plant and Equipment by right of use	Land	Buildings	Plant and equipment	IT Equipment	Fixtures and fittings	Motor vehicles	Other Property, Plant and Equipment	TOTAL
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance 01-01-2020	67,804	25,940	44,753	574	1,138	126,587	17,583	284,379
Changes
Additions	5,543	1,601	—	203	—	5,663	3,750	16,760
Withdrawals	(474)	(33)	(5,087)	—	—	(862)	(435)	(6,891)
Depreciation	(7,032)	(6,224)	(17,455)	(270)	(481)	(38,885)	(2,802)	(73,149)
Increase (decrease) through net exchange differences	(5,080)	200	540	(63)	41	(297)	—	(4,659)
Increase (decrease) through others	—	(1,530)	1,284	(64)	—	745	5,045	5,480
Reclassification from lease to Property, plant and equipment	—	—	—	—	—	—	(2,786)	(2,786)
Total changes	(7,043)	(5,986)	(20,718)	(194)	(440)	(33,636)	2,772	(65,245)
Closing balance 12-31-2020	60,761	19,954	24,035	380	698	92,951	20,355	219,134
The depreciation expense for the period ending December 31, 2021 and 2020 recognised in Property, Plant and Equipment by right of use is as follows:

	January - December
	2021	2020	2019
Depreciation for the period	ThU.S.$	ThU.S.$	ThU.S.$
Cost of sales	43,284	57,785	64,434
Distribution costs	2,291	1,664	1,792
Administrative expenses	7,061	8,006	10,775
Total	52,636	67,455	77,001
Additionally, Arauco has recognized directly in the consolidated statement of profit or loss, the following leases excluded from Right of use assets:

	January – December
	2021	2020	2019
	ThU.S.$	ThU.S.$	ThU.S.$
Expenses from payments of variable leases	141,775	142,064	182,943
Expenses from low value leases	3,035	3,758	6,787
Expenses from short-term leases	21,608	28,120	32,083
Total	166,418	173,942	221,813

Arauco acting as lessor
IFRS 16 substantially maintains the accounting requirements of the lessor of IAS 17. Consequently, Arauco has continued to classify its leases as operating or financial.
Reconciliation of Financial Lease Minimum Payments:

	12-31-2021
	Gross	Interest	Present Value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	27	—	27
Between one and five years	—	—	—
More than five years	—	—	—
Total	27	—	27

	12-31-2020
	Gross	Interest	Present Value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	121	12	109
Between one and five years	26	—	26
More than five years	—	—	—
Total	147	12	135
Financial lease receivables are presented in the consolidated statements of financial position in line items “Trade and other current receivable” and “Trade and other non-current
receivable” depending on their maturities stated above.
Arauco accounts for its lease contracts as financial leases. These lease contracts are for a term of less than five-years at market interest rates and leased assets are forestry machinery and equipment. They also include an early termination option, under generaland special conditions stipulated in each contract.
Arauco holds leases as lessee and lessor, described in the previous tables, for which there are no impairment contingent payments or restrictions to report.
NOTE 9. REVENUE

Classes of revenue	January – December
	2021	2020	2019
	ThU.S.$	ThU.S.$	ThU.S.$
Revenue from sales of goods	6,251,442	4,662,312	5,245,489
Revenue from rendering of services	98,319	70,557	83,725
Total	6,349,761	4,732,869	5,329,214
The reportable segments revenues by business area and by geographical area are presented in Note 24.

NOTE 10. EMPLOYEE BENEFITS
Classes of Benefits and Expenses by Employee

	2021	2020	2019
	ThU.S.$	ThU.S.$	ThU.S.$
Employee expenses	670,616	598,070	647,280
Wages and salaries	651,371	577,634	628,093
Severance indemnities	19,245	20,436	19,187

	2021	2020	2019
Discount rate	2.56%	1.81%	1.81%
Inflation	3.20%	3.00%	3.00%
Annual rate of wage growth	5.22%	5.22%	5.22%
Mortality rate (1)	RV-2014	RV-2014	RV-2014

(1)
For the purposes of determining the technical reserves, Chilean annuity providers are required by law to utilize the mortality tables specified by the SVS (currently Chilean Commission for the Financial Market). The most recent table is the
RV-2014,
which is based on Chilean pensioner experience from 2006-2013 (SP & SVS, 2013). The mortality tables distinguish between males and females.

Sensitivities to assumptions	2021 ThU.S.$
Discount rate
Increase in 100 bps	(3,267)
Decrease in 100 bps	3,992

Wage growth rates
Increase in 100 bps	3,388
Decrease in 100 bps	(3,033)
The following tables set forth the balances and the reconciliation of the present value of severance indemnities obligations as of December 31, 2021 and 2020:

	12-31-2021	12-31-2020
	ThU.S.$	ThU.S.$
Current	4,593	6,786
Non-current	67,967	74,609
Total	72,560	81,395

Reconciliation of the present value of severance indemnities obligations	12-31-2021	12-31-2020
	ThU.S.$	ThU.S.$
Opening balance	81,395	75,429
Current service cost	4,064	6,298
Interest cost	3,271	3,802
(Gains) losses from changes in actuarial assumptions	(5,784)	159
Actuarial gains and losses arising from experience	7,409	124
Benefits paid	(3,936)	(8,323)
Decrease due to sale of subsidiary	(393)	—
Increase (decrease) for foreign currency exchange rates changes	(13,466)	3,906
Closing balance	72,560	81,395

NOTE 11. BALANCES IN FOREIGN CURRENCY AND FOREIGN CURRENCY EXCHANGE RATE IMPACT IN PROFIT OR LOSS.

December 31, 2021	U.S Dollar	Euros	Brazilian Real	Argentine Pesos	Mexican Pesos	Other currencies	Chilean Pesos	U.F.	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Assets
Current Assets
Cash and Cash Equivalents	703,232	5,755	160,896	112,234	20,467	4,311	4,205	—	1,011,100
Other current financial assets	5,865	—	—	—	—	—	—	—	5,865
Other current non-financial assets	25,774	166	18,209	5,900	3,717	6,165	107,959	—	167,890
Trade and other current receivables	789,236	21,884	39,142	22,721	31,288	5,023	70,127	502	979,923
Accounts receivable due from related companies	—	—	—	—	—	—	5,559	—	5,559
Current Inventories	1,047,428	—	89,521	—	32,947	—	2,283	—	1,172,179
Current biological assets	269,769	—	59,817	—	—	—	—	—	329,586
Current tax assets	32	—	3,047	—	452	1,288	228,246	—	233,065
Non-current assets or disposal groups classified as held for sale	2,841,336	27,805	370,632	140,855	88,871	16,787	418,379	502	3,905,167
Non-current assets or disposal groups classified as held for sale	14,098	—	14	—	46	—	—	—	14,158

Total Current Assets	2,855,434	27,805	370,646	140,855	88,917	16,787	418,379	502	3,919,325

Non-Current Assets
Other non-current financial assets	10,525	—	—	—	—	—	—	—	10,525
Other non-current non-financial assets	1,639	—	12,244	56	740	8	73,862	—	88,549
Trade and other non-current receivables	11,806	—	—	—	—	—	2,492	40	14,338
Investments accounted for using equity method	78,216	203,505	26,823	—	—	—	28,098	—	336,642
Intangible assets other than goodwill	82,370	—	1,675	—	165	—	—	—	84,210
Goodwill	41,534	—	16,163	—	—	—	—	—	57,697
Property, plant and equipment	8,487,221	—	340,314	—	124,984	—	865	—	8,953,384
Right of use assets	150,220	—	29,886	—	—	—	—	—	180,106
Non-current biological assets	2,782,660	—	226,237	—	—	—	—	—	3,008,897
Deferred tax assets	3,968	—	2,768	—	901	—	—	—	7,637

Total Non-Current Assets	11,650,159	203,505	656,110	56	126,790	8	105,317	40	12,741,985

Total Assets	14,505,593	231,310	1,026,756	140,911	215,707	16,795	523,696	542	16,661,310

December 31, 2021	U.S Dollar	Euros	Brazilian Real	Argentine Pesos	Mexican Pesos	Other currencies	Chilean Pesos	U.F.	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Liabilities
Current Liabilities
Other current financial liabilities	225,502	66,707	884	133	—	—	—	46,215	339,441
Current lease liabilities	9,140	107	4,208	—	1,391	63	26,944	7,750	49,603
Trade and other current payables	284,690	10,834	79,653	16,616	27,889	8,363	268,624	34,787	731,456
Accounts payable to related companies	230	—	—	—	—	—	2,347	—	2,577
Other current provisions	337	—	—	—	—	—	—	—	337
Current tax liabilities	7,201	7,655	4,339	44,856	11,803	—	52,127	—	127,981
Current provisions for employee benefits	—	—	—	—	—	—	4,593	—	4,593
Other current non-financial liabilities	131,214	73	24,680	4,679	7,195	739	5,074	—	173,654

Total Liabilities, current	658,314	85,376	113,764	66,284	48,278	9,165	359,709	88,752	1,429,642

Non-Current Liabilities
Other non-current financial liabilities	3,917,343	442,833	26,880	—	—	—	—	987,808	5,374,864
Non-current lease liabilities	69,905	159	17,694	—	2,377	107	11,334	12,125	113,701
Non-current payables	—	—	2,272	—	—	—	—	—	2,272
Other non-current provisions	—	—	3,489	26,060	—	—	—	—	29,549
Deferred tax liabilities	1,664,506	—	77,637	—	5,662	—	—	—	1,747,805
Non-current provisions for employee benefits	—	—	—	—	842	—	67,125	—	67,967
Other non-current non-financial liabilities	—	—	76,982	14	—	—	10	—	77,006

Total non-current liabilities	5,651,754	442,992	204,954	26,074	8,881	107	78,469	999,933	7,413,164

Total Liabilities	6,310,068	528,368	318,718	92,358	57,159	9,272	438,178	1,088,685	8,842,806

December 31, 2020	U.S Dollar	Euros	Brazilian Real	Argentine Pesos	Mexican Pesos	Other currencies	Chilean Pesos	U.F.	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Assets
Current Assets
Cash and Cash Equivalents	773,822	3,891	127,459	62,149	43,049	5,334	49,010	—	1,064,714
Other current financial assets	1,763	—	—	—	—	—	—	—	1,763
Other current non-financial assets	19,802	92	28,253	5,886	572	6,147	107,845	—	168,597
Trade and other current receivables	542,296	10,448	38,362	9,757	30,856	5,999	96,847	2,816	737,381
Accounts receivable due from related companies	369	—	829	—	—	—	5,076	—	6,274
Current Inventories	847,161	—	63,935	—	27,183	—	—	—	938,279
Current biological assets	246,637	—	56,073	—	—	—	—	—	302,710
Current tax assets	29,069	752	2,384	1,732	3,471	667	282,655	—	320,730
Non-current assets or disposal groups classified as held for sale	2,460,919	15,183	317,295	79,524	105,131	18,147	541,433	2,816	3,540,448
Non-current assets or disposal groups classified as held for sale	3,815	—	15	—	47	—	—	—	3,877

Total Current Assets	2,464,734	15,183	317,310	79,524	105,178	18,147	541,433	2,816	3,544,325

Non-Current Assets
Other non-current financial assets	28,982	—	—	—	—	—	—	—	28,982
Other non-current non-financial assets	1,739	—	17,346	431	692	102	92,904	—	113,214
Trade and other non-current receivables	13,637	—	40	—	—	—	2,859	70	16,606
Investments accounted for using equity method	78,108	184,191	32,402	—	—	—	22,238	—	316,939
Intangible assets other than goodwill	95,231	—	1,675	—	22	—	5,162	—	102,090
Goodwill	42,210	—	17,357	—	—	—	—	—	59,567
Property, plant and equipment	7,838,893	—	349,877	—	136,188	—	346	—	8,325,304
Right of use assets	190,252	—	28,882	—	—	—	—	—	219,134
Non-current biological assets	3,038,157	—	257,960	—	—	—	—	—	3,296,117
Deferred tax assets	4,066	—	1,168	—	807	—	—	—	6,041

Total Non-Current Assets	11,331,275	184,191	706,707	431	137,709	102	123,509	70	12,483,994

Total Assets	13,796,009	199,374	1,024,017	79,955	242,887	18,249	664,942	2,886	16,028,319

December 31, 2020	U.S Dollar	Euros	Brazilian Real	Argentine Pesos	Mexican Pesos	Other currencies	Chilean Pesos	U.F.	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Liabilities
Current Liabilities
Other current financial liabilities	230,230	32,697	753	—	—	—	—	43,456	307,136
Current lease liabilities	13,687	84	3,292	—	426	148	32,554	13,449	63,640
Trade and other current payables	153,860	11,924	80,607	11,336	26,400	7,485	298,908	35,984	626,504
Accounts payable to related companies	236	—	—	—	—	—	3,503	—	3,739
Other current provisions	386	—	—	—	—	—	—	—	386
Current tax liabilities	152	—	5,298	—	190	24	39,008	—	44,672
Current provisions for employee benefits	—	—	—	—	—	—	6,786	—	6,786
Other current non-financial liabilities	6,616	58	25,726	4,118	2,382	1,319	4,511	—	44,730

Total Liabilities, current	405,167	44,763	115,676	15,454	29,398	8,976	385,270	92,889	1,097,593

Non-Current Liabilities
Other non-current financial liabilities	4,070,126	498,484	657	—	—	—	—	1,145,461	5,714,728
Non-current lease liabilities	74,135	230	14,833	—	218	171	44,604	13,924	148,115
Other non-current provisions	—	—	4,238	26,212	—	—	—	—	30,450
Deferred tax liabilities	1,388,713	—	68,788	—	6,385	—	—	—	1,463,886
Non-current provisions for employee benefits	—	—	—	—	1,069	—	73,540	—	74,609
Other non-current non-financial liabilities	29	—	83,249	14	—	—	11	—	83,303

Total non-current liabilities	5,533,003	498,714	171,765	26,226	7,672	171	118,155	1,159,385	7,515,091

Total Liabilities	5,938,170	543,477	287,441	41,680	37,070	9,147	503,425	1,252,274	8,612,684

	12-31-2021			12-31-2020
	Up to 90 days	From 91 days to 1 year	Total	Up to 90 days	From 91 days to 1 year	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total Liabilities, current	1,104,150	325,492	1,429,642	765,176	332,417	1,097,593

Other current financial liabilities	59,007	280,434	339,441	63,605	243,531	307,136
U.S Dollar	58,794	166,708	225,502	63,509	166,721	230,230
Euros	—	66,707	66,707	—	32,697	32,697
Brazilian Real	80	804	884	96	657	753
Argentine Pesos	133	—	133	—	—	—
U.F.	—	46,215	46,215	—	43,456	43,456

Bank Loans	29,658	219,177	248,835	30,774	184,660	215,434
U.S Dollar	29,578	151,666	181,244	30,678	151,306	181,984
Euros	—	66,707	66,707	—	32,697	32,697
Brazilian Real	80	804	884	96	657	753

Other Loans	29,349	61,257	90,606	32,831	58,871	91,702
U.S Dollar	29,216	15,042	44,258	32,831	15,415	48,246
Argentine Pesos	133	—	133	—	—	—
U.F.	—	46,215	46,215	—	43,456	43,456

Current lease liabilities	13,204	36,399	49,603	18,631	45,009	63,640
U.S Dollar	2,418	6,722	9,140	4,675	9,012	13,687
Euros	40	67	107	23	61	84
Brazilian Real	1,111	3,097	4,208	823	2,469	3,292
Mexican Pesos	337	1,054	1,391	293	133	426
Other currencies	22	41	63	37	111	148
Chilean Pesos	6,768	20,176	26,944	8,578	23,976	32,554
U.F.	2,508	5,242	7,750	4,202	9,247	13,449

Trade and other current payables	725,188	6,268	731,456	585,428	41,076	626,504
U.S Dollar	284,625	65	284,690	153,856	4	153,860
Euros	10,824	10	10,834	11,924	—	11,924
Brazilian Real	73,635	6,018	79,653	39,596	41,011	80,607
Argentine Pesos	16,616	—	16,616	11,336	—	11,336
Mexican Pesos	27,714	175	27,889	26,339	61	26,400
Other currencies	8,363	—	8,363	7,485	—	7,485
Chilean Pesos	268,624	—	268,624	298,908	—	298,908
U.F.	34,787	—	34,787	35,984	—	35,984

Accounts payable to related companies	2,577	—	2,577	3,739	—	3,739
U.S Dollar	230	—	230	236	—	236
Chilean Pesos	2,347	—	2,347	3,503	—	3,503

Other current provisions	337	—	337	384	2	386
U.S Dollar	337	—	337	384	2	386

Current tax liabilities	126,059	1,922	127,981	42,580	2,092	44,672
U.S Dollar	7,201	—	7,201	152	—	152
Euro	7,655	—	7,655	—	—	—
Brazilian Real	2,529	1,810	4,339	5,298	—	5,298
Argentine Pesos	44,856	—	44,856	—	—	—
Mexican Pesos	11,803	—	11,803	190	—	190
Other currencies	—	—	—	24	—	24
Chilean Pesos	52,015	112	52,127	36,916	2,092	39,008

Current provisions for employee benefits	4,124	469	4,593	6,079	707	6,786
Chilean Pesos	4,124	469	4,593	6,079	707	6,786

Other current non-financial liabilities	173,654	—	173,654	44,730	—	44,730
U.S Dollar	131,214	—	131,214	6,616	—	6,616
Euros	73	—	73	58	—	58
Brazilian Real	24,680	—	24,680	25,726	—	25,726
Argentine Pesos	4,679	—	4,679	4,118	—	4,118
Mexican Pesos	7,195	—	7,195	2,382	—	2,382
Other currencies	739	—	739	1,319	—	1,319
Chilean Pesos	5,074	—	5,074	4,511	—	4,511

	12-31-2021				12-31-2020
	From 13 months to 3 years	From 3 years to 5 years	More than 5 years	Total	From 13 months to 3 years	From 3 years to 5 years	More than 5 years	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total non-current liabilities	2,342,748	661,414	4,409,002	7,413,164	1,789,289	971,281	4,754,521	7,515,091

Other non-current financial liabilities	1,097,939	582,606	3,694,319	5,374,864	726,207	919,591	4,068,930	5,714,728
U.S Dollar	886,371	180,000	2,850,972	3,917,343	515,400	706,525	2,848,201	4,070,126
Euros	124,640	127,324	190,869	442,833	122,891	125,247	250,346	498,484
Brazilian Real	8,960	17,920	—	26,880	657	—	—	657
U.F.	77,968	257,362	652,478	987,808	87,259	87,819	970,383	1,145,461

Bank Loans	227,008	325,244	190,869	743,121	473,233	335,247	250,346	1,058,826
U.S Dollar	93,408	180,000	—	273,408	349,685	210,000	—	559,685
Euros	124,640	127,324	190,869	442,833	122,891	125,247	250,346	498,484
Brazilian Real	8,960	17,920	—	26,880	657	—	—	657

Other Loans	870,931	257,362	3,503,450	4,631,743	252,973	584,344	3,818,585	4,655,902
U.S Dollar	792,963	—	2,850,972	3,643,935	165,714	496,525	2,848,202	3,510,441
U.F.	77,968	257,362	652,478	987,808	87,259	87,819	970,383	1,145,461

Non-current lease liabilities	44,459	26,083	43,159	113,701	85,964	21,906	40,245	148,115
U.S Dollar	18,691	13,708	37,506	69,905	22,935	15,787	35,413	74,135
Euros	156	3	—	159	168	62	—	230
Brazilian Real	7,288	7,688	2,718	17,694	5,452	4,842	4,539	14,833
Mexican Pesos	2,338	39	—	2,377	218	—	—	218
Other currencies	107	—	—	107	141	30	—	171
Chilean Pesos	10,875	459	—	11,334	44,604	—	—	44,604
U.F.	5,004	4,186	2,935	12,125	12,446	1,185	293	13,924

Non-current payable	2,272	—	—	2,272	—	—	—	—
Brazilian Real	2,272	—	—	2,272	—	—	—	—

Other non-current provisions	29,549	—	—	29,549	30,450	—	—	30,450
Brazilian Real	3,489	—	—	3,489	4,238	—	—	4,238
Argentine Pesos	26,060	—	—	26,060	26,212	—	—	26,212

Deferred tax liabilities	1,067,067	23,521	657,217	1,747,805	840,171	—	623,715	1,463,886
U.S Dollar	1,007,289	—	657,217	1,664,506	764,998	—	623,715	1,388,713
Brazilian Real	54,116	23,521	—	77,637	68,788	—	—	68,788
Mexican Pesos	5,662	—	—	5,662	6,385	—	—	6,385

Non-current provisions for employee benefits	67,951	—	16	67,967	74,336	273	—	74,609
Mexican Pesos	826	—	16	842	796	273	—	1,069
Chilean Pesos	67,125	—	—	67,125	73,540	—	—	73,540

Other non-current non-financial liabilities	33,511	29,204	14,291	77,006	32,161	29,511	21,631	83,303
U.S Dollar	—	—	—	—	29	—	—	29
Brazilian Real	33,487	29,204	14,291	76,982	32,107	29,511	21,631	83,249
Argentine Pesos	14	—	—	14	14	—	—	14
Chilean Pesos	10	—	—	10	11	—	—	11

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. Dollar as follows:

Subsidiary	Country	Functional Currency
Arauco Canada Ltd.	Canada	Canadian Dollar
Arauco do Brasil S.A.	Brazil	Brazilian Real
Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real
Arauco Forest Brasil S.A.	Brazil	Brazilian Real
Arauco Industria de Mexico, S.A. de C.V.	Mexico	Mexican pesos
Arauco Industria de Paineis S.A.	Brazil	Brazilian Real
Araucomex Servicios, S.A. de C.V.	Mexico	Mexican pesos
Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real
Leasing Forestal S.A.	Argentina	Argentine pesos
Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real
Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian Real
ODD Industries SpA	Chile	Chilean pesos
Arauco Participacoes Florestais Ltda.	Brasil	Brazilian Real
The table below shows a detail per company of the effect in the period of the Reserve of Exchange Differences on translation:

	January - December
	2021	2020	2019
	ThU.S.$	ThU.S.$	ThU.S.$
Arauco do Brasil S.A.	(25,371)	(90,528)	(15,961)
Arauco Forest Brasil S.A.	(21,990)	(84,241)	(14,407)
Arauco Florestal Arapoti S.A.	(4,843)	(18,015)	(3,543)
Sonae Arauco S.A.	(16,092)	15,880	(3,759)
Arauco Canada Ltd.	357	6,636	5,842
Arauco Industria México S.A. de C.V.	(3,008)	(10,052)	3,148
Others	(2,928)	1,387	(1,312)

Total reserve of exchange differences on translation	(73,875)	(178,933)	(29,992)

Effect of foreign exchange rates changes

	January - December
	2021	2020	2019
	ThU.S.$	ThU.S.$	ThU.S.$
Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	9,022	(26,752)	(30,330)
Reserve of exchange differences on translation (with Non-controlling interests)	(80,965)	(183,419)	(30,971)
NOTE 12. BORROWING COSTS
Arauco capitalizes interest at effective rate on current investment projects.
At the date of issuance of these consolidated financial statements, Arauco has capitalized financial interest related to the modernization and extension of Planta Arauco (MAPA).

	January – December
	2021	2020
	ThU.S.$	ThU.S.$
Property, plant and equipment capitalized cost
Property, plant and equipment capitalized interest cost rate	4.74%	4.61%
Amount of the capitalized interest cost, property, plant and equipment	80,789	40,530

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

The table below sets forth information about the Relationship between the Parent Company and its Subsidiaries

ID N°	Company Name	Country	Functional Currency	% Ownership interest			% Ownership interest
				12-31-2021			12-31-2020
				Direct	Indirect	Total	Direct	Indirect	Total
—	Agenciamiento y Servicios Profesionales S.A. (3)	Mexico	Mexican pesos	—	—	—	0.0020	99.9970	99.9990
—	Arauco Argentina S.A.	Argentina	U.S. Dollar	9.9707	90.0093	99.9800	9.9707	90.0093	99.9800
—	Arauco Australia Pty Ltd.	Australia	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
96547510-9	Arauco Bioenergía S.A.	Chile	U.S. Dollar	98.0000	1.9990	99.9990	98.0000	1.9990	99.9990
—	Arauco Canada Ltd.	Canada	Canadian Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Arauco Colombia S.A.	Colombia	U.S. Dollar	1.4778	98.5204	99.9982	1.4778	98.5204	99.9982
—	Arauco do Brasil S.A.	Brazil	Brazilian Real	1.0681	98.9309	99.9990	1.0681	98.9309	99.9990
—	Arauco Europe Cooperatief U.A.	Netherlands	U.S. Dollar	0.5215	99.4775	99.9990	0.5215	99.4775	99.9990
—	Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real	—	99.9990	99.9990	—	79.9992	79.9992
—	Arauco Forest Brasil S.A.	Brazil	Brazilian Real	10.0809	89.9182	99.9991	10.0809	89.9182	99.9991
—	Arauco Participacoes Florestais Ltda.	Brazil	Brazilian Real	—	99.9991	99.9991	—	—	—
—	Arauco Industria de México, S.A.de C.V.	Mexico	Mexican pesos	—	99.9990	99.9990	—	99.9990	99.9990
—	Arauco Industria de Paineis S.A.	Brazil	Brazilian Real	—	99.9990	99.9990	—	99.9990	99.9990
—	Arauco Middle East DMCC	Dubai	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Arauco North America, Inc.	United States	U.S. Dollar	0.0001	99.9989	99.9990	0.0001	99.9989	99.9990
76620842-8	Arauco Nutrientes Naturales SpA (1)	Chile	U.S. Dollar	—	—	—	—	99.9484	99.9484
—	Arauco Peru S.A.	Perú	U.S. Dollar	0.0013	99.9977	99.9990	0.0013	99.9977	99.9990
—	Arauco Química S.A. de C.V. (4)	Mexico	Mexican pesos	—	—	—	—	99.9990	99.9990
—	Arauco Serviquimex, S.A. de C.V. (3)	Mexico	Mexican pesos	—	—	—	—	99.9990	99.9990
—	Arauco Wood (China) Company Limited	China	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Araucomex S.A. de C.V.	Mexico	U.S. Dollar	0.0005	99.9985	99.9990	0.0005	99.9985	99.9990
—	Araucomex Servicios, S.A. de C.V.	Mexico	Mexican pesos	0.3333	99.6657	99.9990	—	99.9990	99.9990
96657900-5	Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos	—	56.4481	56.4481	—	57.0831	57.0831
—	Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real	—	99.9985	99.9985	—	99.9984	99.9984
85805200-9	Forestal Arauco S.A.	Chile	U.S. Dollar	99.9484	—	99.9484	99.9484	—	99.9484
93838000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	—	98.5814	98.5814	—	98.5683	98.5683
78049140-K	Forestal Los Lagos SpA. (2)	Chile	U.S. Dollar	—	—	—	—	79.9587	79.9587
96563550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98.0186	1.9804	99.9990	98.0186	1.9804	99.9990
79990550-7	Investigaciones Forestales Bioforest S.A.	Chile	U.S. Dollar	1.0000	98.9489	99.9489	1.0000	98.9489	99.9489
—	Leasing Forestal S.A.	Argentina	Argentine pesos	—	99.9800	99.9800	—	99.9800	99.9800
—	Maderas Arauco Costa Rica S.A.	Costa Rica	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
96510970-6	Maderas Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9995	99.9995	99.0000	0.9995	99.9995
—	Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real	—	99.9990	99.9990	—	99.9990	99.9990
—	Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian Real	—	99.9990	99.9990	—	99.9990	99.9990
76860724-9	ODD Industries SpA	Chile	Chilean Pesos	—	86.6151	86.6151	—	86.6151	86.6151
—	Prime-Line, Inc. (5)	United States	U.S. Dollar	—	—	—	—	99.9990	99.9990
76375371-9	Servicios Aéreos Forestales Ltda.	Chile	U.S. Dollar	0.0100	99.9890	99.9990	0.0100	99.9890	99.9990
96637330-K	Servicios Logísticos Arauco S.A.	Chile	U.S. Dollar	45.0000	54.9997	99.9997	45.0000	54.9997	99.9997
—	Tablered Araucomex, S.A. de C.V. (4)	Mexico	Mexican pesos	—	—	—	—	99.9990	99.9990

(1)	This company was merged into Forestal Arauco S.A. in March 2021.
(2)	Total participation in this company was sold in March 2021.
(3)	These companies were merged into Araucomex Servicios, S.A. de C.V. in November 2021.
(4)	These companies were merged into Arauco Industria de México, S.A. de C.V. in November 2021.
(5)	This company was merged into Arauco North America Inc. in March 2021.
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

According to significant restrictions on the ability of subsidiaries to transfer funds to Arauco, in the form of cash dividends or repayment of loans and/or advances, we state the following:

Long-term debt with related entities - Mutual Agreement with Arauco Argentina S.A.
On June 5, 2017, Arauco signed a mutual agreement with its subsidiary Arauco Argentina S.A, pursuant to which this Company received an amount of U.S.$ 250,000,000, which accrues accrues a interest at the LIBOR interest rate for 180 days plus a fixed spread of 5.20%, with payments every six months on June 1 and December 1 of each year.
During 2020, the Central Bank of the Argentine Republic established certain foreign exchange controls, preventing Arauco Argentina S.A. from making four principal payments for ThU.S.$ 12,500 each, two of them due during 2020 and the other two due during 2021. Under those circumstances, Arauco agreed to reschedule the maturity of the principal repayments that became due in 2020 to June 1, 2022. The principal amount rescheduled will accrue interest at LIBOR rate until the moment of its total or partial payment. As of December 31, 2021, the total principal outstanding under the mutual agreement was ThU.S.$ 160,000.
Employee Benefits for Key Management Personnel

	January - December
	2021	2020	2019
	ThU.S.$	ThU.S.$	ThU.S.$
Salaries and bonuses	78,114	66,366	63,969
Per diem compensation to members of the Board of Directors	2,538	2,351	2,451
Termination benefits	2,437	5,049	9,175
Total	83,089	73,766	75,595
Related Party Receivables, Current

Name of Related Party	Tax ID No.	Nature of				12-31-2021	12-31-2020
		Relationship	Country	Currency	Maturity	ThU.S.$	ThU.S.$
Forestal Mininco S.A.	91.440.000-7	Common Stockholder	Chile	Chilean pesos	30 days	12	8
Eka Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	30 days	2,510	1,251
Forestal del Sur S.A.	79.825.060-4	Associate of a subsidiary’s minority shareholder	Chile	Chilean pesos	—	—	575
Unilin Arauco Pisos Ltda.	—	Joint Venture	Brazil	Brazilian Real	—	—	829
Colbún S.A.	96.505.760-9	Common Stockholder	Chile	Chilean pesos	30 days	72	—
CMPC Maderas S.A.	95.304.000-K	Common Stockholder	Chile	Chilean pesos	—	—	21
CMPC Pulp S.A.	96.532.330-9	Common Stockholder	Chile	Chilean pesos	30 days	651	866
CMPC Tissue S.A.	96.529.310-8	Common Stockholder	Chile	Chilean pesos	30 days	383	—
Fundación Acerca Redes	65.097.218-K	Parent company is founder and contributor	Chile	Chilean pesos	30 days	165	968
Sonae Arauco Portugal S.A.	—	Subsidiary of a Joint Venture	Portugal	U.S. Dollar	—	—	369
E2E S.A.	76.879.577-0	Joint Venture	Chile	Chilean pesos	10-may-21	402	460
E2E S.A.	76.879.577-0	Joint Venture	Chile	Chilean pesos	27-Apr-21	382	—
E2E S.A.	76.879.577-0	Joint Venture	Chile	Chilean pesos	28-Oct-21	252	288
E2E S.A.	76.879.577-0	Joint Venture	Chile	Chilean pesos	31-Jul-23	570	—
E2E S.A.	76.218.856-2	Joint Venture	Chile	Chilean pesos	30 days	160	639

TOTAL						5,559	6,274

Related Party Payables, Current

		Nature of				12-31-2021	12-31-2020
Name of Related Party	Tax ID No.	Relationship	Country	Currency	Maturity	ThU.S.$	ThU.S.$
Compañía de Petróleos de Chile S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	30 days	1,682	2,657
Abastible S.A.	91.806.000-6	Common controlling parent	Chile	Chilean pesos	30 days	181	139
Fundación Educacional Arauco	71.625.000-8	Parent company is founder and contributor	Chile	Chilean pesos	30 days	465	694
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common Stockholder	Chile	Chilean pesos	30 days	4	7
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean pesos	30 days	12	—
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	U.S. Dollar	30 days	229	236
Adm. de Ventas al Detalle Arco Prime Ltda.	77.215.640-5	Common controlling parent	Chile	Chilean pesos	—	—	1
Air BP Copec S.A.	96.942.120-8	Joint venture of controlling parent	Chile	Chilean pesos	30 days	3	5
Sonae Arauco Portugal S.A.	—	Subsidiary of joint venture	Portugal	U.S. Dollar	30 days	1	—

TOTAL						2,577	3,739

Related Party Transactions
Purchases

		Nature of		Currency	Transaction	12-31-2021	12-31-2020	12-31-2019
Name of Related Party	Tax ID No.	Relationship	Country		Descriptions	ThU.S.$	ThU.S.$	ThU.S.$
Abastible S.A.	91.806.000-6	Common controlling parent	Chile	Chilean pesos	Fuel	2,644	2,113	2,864
Compañía de Petróleos de Chile S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	Fuel and other	75,166	48,983	64,271
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of the Associate	Chile	U.S. Dollar	Transport, stowage and port services	8,518	17,506	10,662
Puerto Lirquén S.A.	96.959.030-1	Subsidiary of the Associate	Chile	U.S. Dollar	Port services	—	—	2,206
EKA Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	Sodium chlorate	42,318	38,633	41,349
Forestal del Sur S.A.	79.825.060-4	Associate of a subsidiary’s minority shareholder	Chile	Chilean pesos	Wood and chips	433	4,495	4,547
Portaluppi, Guzman y Bezanilla Abogados Ltda.	78.096.080-9	Common director	Chile	Chilean pesos	Legal services	778	703	828
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common Stockholder	Chile	Chilean pesos	Telephone services	214	229	524
Colbún S.A.	96.505.760-9	Common Stockholder	Chile	Chilean pesos	Electrical Power	386	51	149
Colbún Transmisión S.A.	76.218.856-2	Common Stockholder	Chile	Chilean pesos	Electrical Power	514	399	240
Woodtech S.A.	76.724.000-7	Indirect associate of controlling parent	Chile	Chilean pesos	Wood volumen measurement services	1,238	1,362	1,988
Inversiones Siemel S.A.	94.082.000-6	Common Stockholder	Chile	Chilean pesos	Rentals	51	279	256
Elemental S.A.	76.659.730-0	Associate of controlling parent	Chile	Chilean pesos	Services and other purchases	93	364	193
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean pesos	Other purchases	222	242	162
Vía Limpia SpA	79.874.200-0	Common controlling parent	Chile	Chilean pesos	Other purchases	199	191	215
Sales and other transactions

	Tax ID No.	Nature of	Country	Currency	Transaction	12-31-2021	12-31-2020	12-31-2019
Name of Related Party		Relationship			Descriptions	ThU.S.$	ThU.S.$	ThU.S.$
Colbún S.A.	96.505.760-9	Common Stochholder	Chile	Chilean pesos	Electrical Power	256	149	543
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Electrical Power	21,891	16,559	18,764
Forestal del Sur S.A.	79.825.060-4	Associate of a subsidiary’s minority shareholder	Chile	Chilean pesos	Harvesting services, wood and chips	7,329	21,146	29,543
CMPC Pulp S.A.	96.532.330-9	Common Stockholder	Chile	Chilean pesos	Wood and chips	9,027	7,849	1,467
CMPC Tissue S.A.	96.529.310-8	Common Stockholder	Chile	Chilean pesos	Pulp	1,127	3,681	—
Unilin Arauco Pisos Ltda.	—	Joint venture	Brazil	Brazilian Real	Wood	—	4,623	3,350
E2E S.A.	76.879.577-0	Joint venture	Chile	Chilean pesos	Loan	1,125	41	718
E2E S.A.	76.879.577-0	Joint venture	Chile	Chilean pesos	Wood, plywood and boards	355	471	787

NOTE 14. INVESTMENTS IN SUBSIDIARIES
On December 2, 2021, Arauco through its subsidiary Arauco Forest Brasil S.A. acquired the 20% participation that Stora Enso Amsterdam B.V. had over Arauco Forestal Arapoti S.A., for an amount of ThR$ 294,549 (equivalents to ThU.S.$ 52,516). This acquisition left Arauco with a total participation of 100%. According to IFRS 10, as Arauco previously had control over this investment, since they previously owned 80%, reason why this operation is an acquisition from a minority shareholder, was recognized directly in equity the difference resulting from the book values and the fair value of the paid (equivalents to ThU.S.$ 35,880 as of December 31, 2021).
On March 10, 2021, Arauco through the subsidiary Forestal Arauco S.A. sold its total participation in the company Forestal Los Lagos SpA (ex S.A.) for ThU.S.$ 48,000. This operation generated a profit of ThU.S.$ 20,381 that is presented in Other income.
On December 2020, through its subsidiary Maderas Arauco S.A., Arauco acquired the 86.6155% of ODD Industries SpA, a pioneer company in the field of industrial artificial intelligence with ethical purposes. Arauco’s objective is to move forward with the implementation of artificial intelligence seeking to develop tools to mitigate climate change, among others. The price paid as of December 31, 2021 for the shares acquired and subscribed in this operation was ThU.S.$ 6,773 out of a total of ThU.S.$ 8,531. As of December 31, 2021 an impairment of intangible assets of ThU.S.$ 6,110 was recognized. This amount is presented in the consolidated statement of profit or loss under the line Other Expenses by Function.

NOTE 15. INVESTMENTS IN ASSOCIATES
As of December 31, 2021 and as of December 31, 2020, there were no new investments in associates to report.
The following tables set forth information about Investments in associates.

Name	Inversiones Puerto Coronel S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Investments in movables and real estate, acquisition of companies, securities and investment instruments, investment management and development and/or participation in all kind of businesses and companies related to industrial, shipping, forestry and commercial activities.
Ownership interest (%)	50.0000%
	12-31-2021	12-31-2020
Carrying amount accounted for using equity method	ThU.S.$ 55,873	ThU.S.$ 56,314

Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20.0000%
	12-31-2021	12-31-2020
Carrying amount accounted for using equity method	ThU.S.$ 220	ThU.S.$ 187

Name	Genómica Forestal S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.
Ownership interest (%)	25.0000%
	12-31-2021	12-31-2020
Carrying amount accounted for using equity method	ThU.S.$ 7	ThU.S.$ 7

Name	Consorcio Tecnológico Bioenercel S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing of technologies which will promote the development of a biofuels industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.
Ownership interest (%)	20.0000%
	12-31-2021	12-31-2020
Carrying amount accounted for using equity method	ThU.S.$ 1	ThU.S.$ 1

Name	Florestal Vale do Corisco S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Management of forestry activities.
Ownership interest (%)	49.0000%
	12-31-2021	12-31-2020
Carrying amount accounted for using equity method	ThU.S.$ 26,823	ThU.S.$ 29,205

Summarized Financial Information of Associates

	Assets
				Consorcio		Total
	Inversiones Puerto	Serv.Corporativos	Florestal Vale do	Tecnológico	Genómica
	Coronel S.A.	Sercor S.A.	Corisco S.A.	Bioenercel S.A.	Forestal S.A.
12-31-2021	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	1	4,761	4,638	—	12	9,412
Non-current	113,580	2,773	69,602	6	52	186,013
Total	113,581	7,534	74,240	6	64	195,425

	Liabilities and Equity
	Inversiones Puerto Coronel S.A.	Serv.Corporativos Sercor S.A.	Florestal Vale do Corisco S.A.	Consorcio	Genómica Forestal S.A.	Total
				Tecnológico
				Bioenercel S.A.
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	55	4,297	1,292	—	7	5,651
Non-current	—	2,138	18,208	4	28	20,378
Equity	113,526	1,099	54,740	2	29	169,396
Total	113,581	7,534	74,240	6	64	195,425
12-31-2021
Income	—	4,577	8,892	—	—	13,469
Other income / expenses	(4,208)	(4,277)	(4,047)	(1)	(1)	(12,534)
Profit or loss (continuing operations)	(4,208)	300	4,845	(1)	(1)	935
Other comprehensive income	—	—	—	—	—	—
Comprehensive income	(4,208)	300	4,845	(1)	(1)	935
Dividends received	—	—	2,695	—	—	2,695

	Assets
				Consorcio		Total
	Inversiones Puerto	Serv.Corporativos	Florestal Vale do	Tecnológico	Genómica
	Coronel S.A.	Sercor S.A.	Corisco S.A.	Bioenercel S.A.	Forestal S.A.
12-31-2021	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	114,463	4,155	3,725	1	18	122,362
Non-current	1	3,444	76,130	11	57	79,643
Total	114,464	7,599	79,855	12	75	202,005

	Liabilities and Equity
	Inversiones Puerto Coronel S.A.	Serv.Corporativos Sercor S.A.	Florestal Vale do Corisco S.A.	Consorcio	Genómica Forestal S.A.	Total
				Tecnológico
				Bioenercel S.A.
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	54	4,029	699	—	8	4,790
Non-current	—	2,634	19,553	5	39	22,231
Equity	114,410	936	59,603	7	28	174,984
Total	114,464	7,599	79,855	12	75	202,005
12-31-2020
Income	—	5,185	6,096	—	—	11,281
Other income / expenses	6,910	(4,987)	(3,349)	—	(3)	(1,429)
Profit or loss (continuing operations)	6,910	198	2,747	—	(3)	9,852
Other comprehensive income	—	—	—	—	—	—
Comprehensive income	6,910	198	2,747	—	(3)	9,852
Dividends received	—	—	1,148	—	—	1,148
Reconciliation of Investment in Associates and Joint Ventures

	12-31-2021	12-31-2020
	ThU.S.$	ThU.S.$
Opening balance as of January 1	316,939	293,118
Changes
Investment in joint ventures, additions (*)	16,429	20,129
Disposals, investment in associates and joint ventures (**)	(3,197)	(943)
Share of profit (loss) in investment in associates	330	4,821
Share of profit (loss) in investment in joint ventures	31,056	(2,504)
Dividends Received, Investments in Associates	(3,288)	(4,357)
Increase (Decrease) in foreign exchange currency on translation of Associates and Joint Ventures	(20,167)	8,351
Other increase (decrease) in investment and associates and joint ventures	(1,460)	(1,676)
Total changes	19,703	23,821
Closing balance	336,642	316,939

(*)	During the year 2021
-
Maderas Arauco S.A. made capital contribution to E2E S.A., the first one was on January 8, 2021 for ThCLP$ 1,600,000 for 160 shares, the second was made on June 22, 2021 in the amount of ThCLP$ 1,900,000 for 190 shares, and the last one was on November 3, 2021 for ThCLP$ 2,425,000 for 250 shares, wich in total are equivalents to ThU.S.$ 7,759.

-	Arauco Bioenergía made a capital contribution to Parque Eólico Ovejera Sur SpA for ThCLP$ 100,000 on November 03, 2021 for 100 shares to ThU.S.$ 123.
-	Forestal Arauco S.A. made a capital contribution in assets different to effective to Agrícola Fresno for ThU.S.$ 7,452 in November 2021 for 1,490,400 shares.
-	Forestal Arauco S.A. made a capital contribution in assets different to effective to Agrícola El Paque for ThU.S.$ 873,978 on November 10, 2021 for 997,473 shares to ThU.S.$ 1,095.
(**)	ThU.S.$ 3,197 account for the carrying amount of investment in Unilin Arauco Pisos Ltda., which was sold on January 12, 2021.

	12-31-2021	12-31-2020
	ThU.S.$	ThU.S.$
Carrying amount of associates accounted for using equity method	82,924	85,714
Carrying amount of joint ventures accounted for using equity method	253,718	231,225
Total investment accounted for using equity method	336,642	316,939
NOTE 16. INTERESTS IN JOINT ARRANGEMENTS
Investments and contributions made
On October 13, 2021 Arauco through its subsidiary Forestal Arauco S.A. created Agrícola Fresno SpA with the purpose of developing agricultural projects. It was incorporated with a capital of ThU.S.$ 1,000, Forestal Arauco S.A. contributed the equivalent of 50% of the shares of the new subsidiary. On November 17, 2021, it was agreed to increase the capital to ThU.S.$ 23,884 (100%), wich was agreed to be paid within two years. As of December 31, 2021, Forestal Arauco S.A. has a pending contribution of ThU.S.$ 4,490 to Agrícola Fresno SpA.
On January 12, 2021 Arauco through its subsidiary Arauco do Brasil S.A. sold its total 50% participation in Unilin Arauco Pisos Ltda. This transaction generated a loss before taxes of ThU.S.$ 431.
On July 29, 2020 Arauco through its subsidiary Forestal Arauco S.A. entered into a shareholders agreement with respect to Agrícola El Paque SpA, which was established for the plantating, construction and integral management of agricultural projects. The capital contributed by Forestal Arauco S.A. was ThCLP$ 3,651,895 equivalents to ThU.S.$ 4,753. On December 31, 2021, Forestal Arauco S.A. contributed land equivalent to ThCLP$ 931,460 equivalents to ThU.S.$ 1,095, maintaining its 50% participation.
Between January and February 2020, Arauco through its subsidiary Maderas Arauco S.A. has contributed ThCLP$ 12,000,000 (equivalent to ThU.S.$ 15,022) to E2E S.A., representing 50% of the interest in this company. Between January and December 2021 Arauco contributed ThCLP$ 5,925,000, equivalent to ThU.S.$ 7,759.
Between February and December 2020, Arauco through its subsidiary Arauco Bioenergía S.A. has contributed ThU.S.$ 354 to Parque Eólico Ovejera Sur SpA., representing 50% of the interest in this company. In November 2021, ThCLP$ 100,000, equivalent to ThU.S.$ 123, were contributed to Parque Eólico Ovejera Sur SpA.
As of December 31, 2021 and as of December 31, 2020, Arauco has not made contributions to Uruguayan companies Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A.
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

Furthermore, Arauco holds a 50% ownership in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to pulp plants in Chile. There is a contractual agreement with this company whereby Arauco has engaged in an economic activity subject to common control, which is classified as a joint venture.
The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint operations:

Celulosa y Energía Punta Pereira S.A. (Uruguay)	12-31-2021		12-31-2020
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	384,960	162,106	262,446	163,887
Non-current	2,036,696	210,981	2,103,903	325,894
Equity	—	2,048,569	—	1,876,568
Total Joint Arrangement	2,421,656	2,421,656	2,366,349	2,366,349
Investment	1,024,285		938,284

	12-31-2021	12-31-2020
	ThU.S.$	ThU.S.$
Income	917,391	610,070
Expenses	(575,745)	(586,345)
Joint Arrangement Net Income (Loss)	341,646	23,725

Forestal Cono Sur S.A. (consolidated)	12-31-2021		12-31-2020
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	23,068	2,502	44,684	2,121
Non-current	167,159	10,618	170,028	10,637
Equity	—	177,107	—	201,954
Total Joint Arrangement	190,227	190,227	214,712	214,712
Investment	88,554		100,977

	12-31-2021	12-31-2020
	ThU.S.$	ThU.S.$
Income	10,596	17,088
Expenses	(6,935)	(14,447)
Joint Arrangement Net Income (Loss)	3,661	2,641

Eufores S.A. (consolidated)	12-31-2021		12-31-2020
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	133,384	189,643	115,971	192,443
Non-current	892,020	147,006	870,093	131,893
Equity	—	688,755	—	661,728
Total Joint Arrangement	1,025,404	1,025,404	986,064	986,064
Investment	344,378		330,864

	12-31-2021	12-31-2020
	ThU.S.$	ThU.S.$
Income	230,089	227,488
Expenses	(202,423)	(197,172)
Joint Arrangement Net Income (Loss)	27,666	30,316

Zona Franca Punta Pereira S.A. (Uruguay)	12-31-2021		12-31-2020
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	6,712	101,698	6,233	107,131
Non-current	442,624	13,014	453,572	19,179
Equity	—	334,624	—	333,495
Total Joint Arrangement	449,336	449,336	459,805	459,805
Investment	167,312		166,748

	12-31-2021	12-31-2020
	ThU.S.$	ThU.S.$
Income	18,235	18,206
Expenses	(17,106)	(19,318)
Joint Arrangement Net Income (Loss)	1,129	(1,112)

The following tables set forth summarized financial information of the more significant interests in joint ventures accounted in for equity method:

Unilin Arauco Pisos Ltda.	12-31-2021		12-31-2020
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	—	—	8,050	4,995
Non-current	—	—	3,747	408
Equity	—	—	—	6,394
Total Joint Arrangement	—	—	11,797	11,797
Investment	—		3,197

	12-31-2021	12-31-2020
	ThU.S.$	ThU.S.$
Income	—	18,944
Expenses	—	(17,904)
Joint Arrangement Net Income (Loss)	—	1,040
Other comprehensive income	—	—
Comprehensive income	—	1,040
Dividends	—	—

Eka Chile S.A.	12-31-2021		12-31-2020
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	16,083	4,980	16,551	4,154
Non-current	38,056	4,913	35,599	4,782
Equity	—	44,246	—	43,214
Total Joint Arrangement	54,139	54,139	52,150	52,150
Investment	22,123		21,607

	12-31-2021	12-31-2020
	ThU.S.$	ThU.S.$
Income	42,788	39,136
Expenses	(40,568)	(35,177)
Joint Arrangement Net Income (Loss)	2,220	3,959
Other comprehensive income	—	—
Comprehensive income	2,220	3,959
Dividends	594	2,894

Sonae Arauco S.A.	12-31-2021		12-31-2020
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	288,650	334,620	258,058	276,127
Non-current	699,984	247,006	765,712	379,260
Equity	—	407,008	—	368,383
Total Joint Arrangement	988,634	988,634	1,023,770	1,023,770
Net assets	179,027		157,552
Net asset adjustment (Goodwill)	24,477		26,640
Investment	203,504		184,192

	12-31-2021	12-31-2020
	ThU.S.$	ThU.S.$
Income	1,153,385	808,895
Expenses	(1,082,798)	(812,600)
Joint Arrangement Net Income (Loss)	70,587	(3,705)
Other comprehensive income	—	—
Comprehensive income	70,587	(3,705)
Dividends	—	—

Agrícola El Paque SpA.	12-31-2021		12-31-2020
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	1,493	201	4,562	69
Non-current	15,455	4,162	5,782	—
Equity	—	12,585	—	10,275
Total Joint Arrangement	16,948	16,948	10,344	10,344
Investment	6,293		5,138

	12-31-2021	12-31-2020
	ThU.S.$	ThU.S.$
Income	—	—
Expenses	47	1
Joint Arrangement Net Income (Loss)	47	1
Other comprehensive income	—	—
Comprehensive income	47	1
Dividends	—	—

Parque Eólico Ovejera del Sur SpA.	12-31-2021		12-31-2020
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	2,431	86	367	27
Non-current	24	—	2,057	—
Equity	—	2,369	—	2,398
Total Joint Arrangement	2,455	2,455	2,424	2,425
Investment	1,185		1,199

	12-31-2021	12-31-2020
	ThU.S.$	ThU.S.$
Income	—	—
Expenses	(21)	(155)
Joint Arrangement Net Income (Loss)	(21)	(155)
Other comprehensive income	—	—
Comprehensive income	(21)	(155)
Dividends	—	—

E2E S.A.	12-31-2021		12-31-2020
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	8,138	1,094	9,196	4,233
Non-current	28,357	3,078	27,045	1,407
Equity	—	32,323	—	30,601
Total Joint Arrangement	36,495	36,495	36,241	36,241
Investment	16,162		15,301

	12-31-2021	12-31-2020
	ThU.S.$	ThU.S.$
Income	743	1,095
Expenses	(11,133)	(5,579)
Joint Arrangement Net Income (Loss)	(10,390)	(4,484)
Other comprehensive income	—	—
Comprehensive income	(10,390)	(4,484)
Dividends	—	—

Agrícola San Gerardo SpA.	12-31-2021		12-31-2020
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	765	61	603	387
Non-current	4,929	2,125	3,859	—
Equity	—	3,508	—	4,075
Total Joint Arrangement	5,694	5,694	4,462	4,462
Investment	1,754		2,038

	12-31-2021	12-31-2020
	ThU.S.$	ThU.S.$
Income	—	—
Expenses	(52)	(319)
Joint Arrangement Net Income (Loss)	(52)	(319)
Other comprehensive income	—	—
Comprehensive income	(52)	(319)
Dividends	—	—

Agrícola Fresno SpA	12-31-2021		12-31-2020
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	15,663	88	—	—
Non-current	10,485	2,225	—	—
Equity	—	23,835	—	—
Total Joint Arrangement	26,148	26,148	—	—
Investment	11,918		—

	12-31-2021	12-31-2020
	ThU.S.$	ThU.S.$
Income	—	—
Expenses	(49)	—
Joint Arrangement Net Income (Loss)	(49)	—
Other comprehensive income	—	—
Comprehensive income	(49)	—
Dividends	—	—

NOTE 17. IMPAIRMENT OF ASSETS
In 2020, as a result of market conditions in the United States generated by the decrease in prices, the impairment tests carried out at the CGU yielded an impairment provision of ThU.S.$ 14,918 relating to Property, Plant and Equipment and spare parts from Inventories corresponding to facilities of wood products in United States (wood products segment). For these calculations we used a discount rate of 8.7%. In the 2021 period, impairments related with assets sold and recovered were reversed for a total of ThU.S.$ 11,057.
In addition, due to the modernization and expansion project of the Arauco mill (
Proyecto de Modernizaci
ó
n y Ampliaci
ó
n de la Planta Arauco
, or MAPA Project), as of December 31, 2021, we recorded an impairment provision due to a reduction in the useful lives for the CGU Line 1 of Arauco mill (pulp segment) in an amount of ThU.S.$ 18,917 (ThU.S.$ 46,577 as of December 31, 2020). For this calculation, we used a discount rate of 6.1%. The Line 1 of the Arauco mill was closed in January 2022 and the MAPA Project is expected to start operating soon.
Both impairment provision charges are presented in the consolidated statement of profit or loss under Other expenses and they constitue the main changes in the total impairment provision as shown below:

Changes in CGU impairment provision	12-31-2021	12-31-2020
	ThU.S.$	ThU.S.$
Opening balance	218,764	180,209
Impairment loss recognized in profit or loss	21,274	62,701
Reversal of impairment loss in profit or loss	(21,858)	(6,171)
Increase (Decrease) in foreign exchange currency on translation	(4,138)	(17,975)
Closing balance	214,042	218,764
Changes in provisions for impairment of property, plant and equipment due to technical obsolescence are shown below:

Changes in impairment provision from impaired assets	12-31-2021	12-31-2020
	ThU.S.$	ThU.S.$
Opening balance	8,088	8,135
Impairment loss recognized in profit or loss	5,649	1,262
Reverse of impairment loss in profit or loss	(2,112)	(1,204)
Increase (Decrease) in foreign exchange currency on translation	173	(105)
Closing balance	11,798	8,088
Goodwill
Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination.
At the date of these consolidated financial statements, the balance of goodwill is ThU.S.$ 57,697 (ThU.S.$ 59,567 on December 31, 2020), as shown below:

	12-31-2021	12-31-2020
Goodwill	ThU.S.$	ThU.S.$
Arauco Canada Ltd. (Flakeboard Company Ltd)	40,802	40,793
Arauco do Brasil S.A. (Pien mill)	16,163	17,357
Arauco North America, Inc. (Prime-Line, Inc.)	732	732
Forestal Arauco S.A. (Forestal Los Lagos SpA.)	—	685
Closing balance	57,697	59,567

	12-31-2021	12-31-2020
Goodwill	ThU.S.$	ThU.S.$
Opening balance at January 1	59,567	65,751
Decrease due to sale of subsidiary	(685)	—
Decrease in foreign currency exchange	(1,185)	(6,184)
Closing balance	57,697	59,567

Of the total of goodwill, ThU.S.$ 40,802 (ThU.S.$ 40,793 as of December 31, 2020) were generated by the acquisition of “Flakeboard” (currently Arauco Canada Ltd.), a company that, directly and/or through its subsidiaries, possesses and operates 7 panel plants, for which Arauco acquired and paid, on September 24, 2012, the price of ThU.S.$ 242,502 for the 100% interest ownership. The remaining balance of ThU.S.$ 732 corresponds to the acquisition of Prime-Line Inc, on September 1, 2019, for which Arauco North America Inc, a subsidiary of Arauco Canada Ltd. paid ThU.S.$ 18,880 for all the shares of said company.
The recoverable amount for Flakeboard’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections covering a
7-year
term, a period time, which is considered to represent the cyclicality of the business performance, applying a nominal discount rate of 7% which reflects current market assessments for the wood products segment in North America.
The investment in the panel plant in Pien, Brazil generated a goodwill of ThU.S.$ 16,163 (ThU.S.$ 17,357 as of December 31, 2020).
The recoverable amount for the Pien plant’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections covering a
5-year
term based on the operational plan approved by the Administration, applying a 7.4% nominal discount rate that reflects current evaluations for the panel segment in Brazil.
As of December 31, 2021 and as of December 31, 2020, the carrying value of the goodwill of the plants did not exceed their recoverable value, and therefore there was no need to recognize impairment losses.
Sensitivity analysis on discount rate was made and no impairment provision was determined.

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES
The contingent liabilities for outstanding litigations are as follows:
Celulosa Arauco y Constitución S.A.
1.
On August 25, 2005, the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) issued tax resolutions No. 184 and No. 185 of 2005, and objected certain income tax returns made by Arauco on April 16, 2001 and October 31, 2001, and furthermore, requested the reimbursement of the amounts returned in connection with tax losses, along with the amendment of the FUT (Tax Profits Fund) Registry balance. In consideration to the foregoing, the above mentioned tax resolutions ordered the restitution of the historical amount as of October 31, 2002 of $4,571,664,617 Chilean Pesos (equal to ThU.S.$ 5,412 as of December 31, 2021). On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and filed a claim disputing the above mentioned tax resolutions No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, partially sustaining the Company’s request, granting a discount to the total amount of $1,209,399,164 Chilean Pesos (equal to ThU.S.$ 1,432 as of December 31, 2021), resulting in a total disputed amount as of October of 2002 of $3,362,265,453 Chilean Pesos (equal to ThU.S.$ 3,980 as of as of December 31, 2021) plus fines and interests. On February 19, 2010, the Court acknowledged receipt of the Company’s request.
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
Currently, the case is related in the Supreme Court.
Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore as of as of December 31, 2021, Arauco has not made any provision whatsoever in connection with this contingency.

2. Through Res. Ex. N° 1 issued by the Superintendence of the Environment (“SMA”) on January 8, 2016, notified on January 14, 2016, the SMA formulated 11 charges against the Company, due to alleged breaches of certain Environmental Qualification Resolutions for the Valdivia Plant and of DS No. 90/2000. The 11 charges were classified as follows by the SMA: 1 critical, 5 severe and 5 minor.
On February 12, 2016, the Company submitted its defenses.
On December 15, 2017, the Superintendence of the Environment issued Exempted Resolution No. 1,487, closing the punitive administrative proceeding, absolving the company with regards to one of the charges and convicting for other 10 charges, applying a fine of 7,777 UTA (equal to ThU.S.$ 5,985 as of December 31, 2021). On December 22, 2017, the Company submitted a motion for reconsideration regarding Exempted Resolution No. 1,487, before the SMA, requesting that we be absolved of all infringements, with the exception of the charge specified under number 7 (late submission of the water quality report regarding the Cruces river). On March 23, 2018, the reconsideration appeal lodged by the company was rejected. On April 5, 2018, a judicial claim was submitted before the Third Environmental Court. On November 12, 2018, the case was in agreement, and the Minister Ms. Sibel Villalobos Volpi was appointed to draft the ruling.
On February 11, 2020 the judgment of the Third Environmental Court was notified, which partially accepted the legal claim of the Company, only as to the inadequate severity qualification of one of the charges. On February 28, 2020, both the Company and the SMA submitted cassation appeals based on form and content, to be heard and resolved by the Supreme Court.
Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company, and therefore as of December 31, 2021, Arauco has not made any provision whatsoever in connection with this contingency.
Celulosa Arauco y Constituci
ó
n S.A., Forestal Arauco S.A., Maderas Arauco S.A. and Servicios Log
í
sticos Arauco S.A.
1. On August 13, 2018, Asociación Gremial de Dueños de Camiones de Constitución (ASODUCAM) filed a complaint seeking the performance of a contract and claiming compensation for damages against Celulosa Arauco y Constitución S.A., Forestal Arauco S.A., Maderas Arauco S.A. and Servicios Logísticos Arauco S.A., The complaint is based on alleged breaches of some agreements for the allocation, distribution and supply of cargo volumes for the years 2001 and 2005, initially executed by associates of ASODUCAM with Forestal Arauco S.A., and then, allegedly, with Servicios Logísticos Arauco S.A., in favor of the other two defendants, Celulosa Arauco and Constitución S.A. and Maderas Arauco S.A. The complaint seeks to enforce the contract, plus $575,000,000 Chilean Pesos (equal to ThU.S.$ 681 as of December 31, 2021) in compensation for damages. In the alternative, it claims (a) $11,189,270,050 Chilean Pesos (equivalent to ThU.S.$ 13,247 as of December 31, 2021), for actual damages; (b) $ 11,189,270,050 monthly during the entire course of the trial, until the termination of the contract is declared in the final ruling, for loss of profits, and (c) $5,000,000,000 Chilean Pesos (equivalent to ThU.S.$ 5,919 as of December 31, 2021) for moral damages.
On August 28, 2018 the claim was served upon Celulosa Arauco y Constitución S.A., Forestal Arauco S.A. and Maderas Arauco S.A., but notification for Servicios Logísticos Arauco S.A. is pending.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and, therefore, as of December 31, 2021, Arauco has not made any provision whatsoever in connection with this contingency.
Forestal Arauco S.A.
1. On July 7, 2015 Inversiones Forestales Los Alpes Limitada and Forestal Neltume-Carrasco S.A. filed a claim against Forestal Arauco S.A. before the Civil Court of Angol
(C-502-2015),
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
On September 1, 2020, the court received the trial case.
Through the resolution dated as of March 29, 2022, the court ordered to reactivate the discovery period, its resolution must by notified to both parties, together with the resolution that receives the trial case, its notification remains pending.
Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2021, Arauco has not made any provision whatsoever in connection with this contingency.
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
Based on the foregoing, it requests payment of compensation for an amount of $3,486,187,431 Chilean Pesos (equivalent to ThU.S.$ 4,127 as of December 31, 2021).
On September 17, 2019, Forestal Arauco S.A. answered the claim and filed a counterclaim for compensation of damages which is in the process of a conciliation hearing, requesting that the main claimant be ordered to pay $421,723,281 Chilean Pesos (equivalent to ThU.S.$ 499 as of December 31, 2021).
Through the resolution dated as of January 9, 2020, the court received the case to commence the production of evidence and the notification of such resolution was delivered to both parties.

Currently, the discovery period is over, and certain discovery proceedings remain pending.
Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2021, Arauco has not made any provision whatsoever in connection with this contingency.
3. On April 15, 2020, Forestal Arauco S.A. was notified of a civil claim for recovery (
demanda reivindicatoria de cuota
) filed by the company “Agrícola, Forestal, Transportes e Inversiones El Quillay SpA” before the Court of Constitución (Case
C-298-2020).
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
Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2021, Arauco has not made any provision whatsoever in connection with this contingency.
4. Forestal Arauco S.A. filed before the Court of Constitución (Case
C-353-2019)
a claim seeking compensation on the basis of
non-contractual
civil liability against Ricardo Guzmán Reyes, for damages caused as a result of illegal logging inside the land of Forestal Arauco called “Parte
Sur-Poniente
de la Hijuela Sur de la Hacienda Quivolgo” and “Lomas de Quivolgo”. Said damages are valued in $ 100,000,000 Chilean Pesos (equivalent to ThU.S.$ 118 as of December 31, 2021).
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
Currently, the discovery period is over, and certain discovery proceedings remain pending.
Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2021, Arauco has not made any provision whatsoever in connection with this contingency.

5. On May 11, 2020, Forestal Arauco S.A. was notified of a lawsuit of declaration of mere certainty filed against it by the company “Agrícola, Forestal, Transportes y Inversiones El Quillay SpA”, before the Court of Constitución (Case
C-323-2020),
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
Through a resolution dated August 13, 2020, was received the trial case, and its notification is pending.
Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2021, Arauco has not made any provision whatsoever in connection with this contingency.
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

In March 2005, Note No. 145/05 of the Subsecretary of Agriculture, Livestock and Afforestation suspended the benefit that exempted Arauco Argentina S.A. from paying export duties under Law No. 25,080. This measure is currently under discussion by the Company. On November 8, 2006, the V Chamber of the National Appeals Court for Adversarial Administrative and Federal Matters issued a ruling ordering Arauco Argentina S.A. to continue to enjoy an exemption from paying the exportation duties, in the same manner and scope it had prior to the suspension ordered by Note No. 145/05, if the clearance of merchandise is performed pursuant to the guarantee regime established in article 453, subsection a) of the Customs Code, for the exempted tax obligation. The judicial measure became effective beginning on March of 2007 by collateralization through the granting of bond (caution) policies for each shipment permits exempted from payment of export duty. The company maintains an assignment of funds equivalent to $ 2,412,044,000 Argentine Pesos (ThU.S.$ 23,473 as of December 31, 2021) for guaranteed export duties between 2007-2015, which appears under not current provisions. Additionally, the Company filed a restitution claim for a total amount of ThU.S.$ 6,555, plus interests accrued from the service of the claim, corresponding to export duties between March 2005 and March 2007, as a result of the application of Note 145/05 issued by the Undersecretary of Agriculture, Livestock and Afforestation. The Company’s claim is being heard under case file No. 21830/2006 before the Federal Contentious Administrative Court No. 4. On October 28, 2019, a judgment of first instance was issued in said case, rejecting the claim and imposing the litigation costs on Arauco. Against that judgment, the Company filed an appeal and expressed the corresponding arguments in December 2019. On November 5, 2020, the Chamber of Appeals considered the arguments made by Arauco and determined that a final ruling will be issued in the case.
On the other hand, Arauco Argentina S.A. currently has a guarantee at an amount of $435,952,315 Argentine Pesos (ThU.S.$ 4,242 as of December 31, 2021) in favor of the Secretary of Agriculture, Livestock and Fishing.
Arauco Argentina S.A. believes that it has complied with all of the obligations imposed upon it by the system set forth under Law No. 25.080.
Arauco do Brasil S.A.
In 2013, a service provider instituted a civil lawsuit against us seeking compensation for damages allegedly caused by Arauco’s unilateral termination of its contract in connection with the implementation of the MDF 2 line of the Jaguariaiva mill. On November 01, 2021, the Civil Court of Curitiba issued its ruling, ordering Arauco to pay to the service provider an amount of R$ 84,000,000 (ThU.S.$ 15,619 as of December 31, 2021) in consideration of the alleged damages borne by the service provider during the course of the services contracts and as a result of its early termination by Arauco. Arauco appealed this ruling before the Court of Justice of the State. As of the date of this annual report a decision on such appeal remains pending.
The Federal Reserve of Brazil contested the amortization of goodwill resulting from acquisitions of Placas do Paraná, Tafibrás, Tafisa (now, Arauco do Brasil S.A.) y Dynea.
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
On August 28, 2020, the Company was served with an intermediate decision in Grievance of Instrument, issued by CARF that divided the claim into two parts:

(i)
One part that remains awaiting the administrative decision in Special Remedy to the CSRF (the issue of the isolated fine of 50% and interests) with the estimated amount of R$ 29,250,417 (equivalent to ThU.S.$ 5,251 as of December 31, 2021) and that amount will be added interests and readjustments as of January 31, 2019 until the administrative discussion is finished.

(ii)
Second part that closes the administrative discussion (Comment of the contractual expenses deducted in the purchase of Tafisa; Comment of interests and legal expenses on debts paid in the amnesty program; payment of IRPJ and lower CSLL in the second part of 2010). Regarding this second part, the amount of R$ 31,774,176 (equivalent to ThU.S.$ 5,704 as of December 31, 2021) and to this amount interests and readjustments will be added as of August 28, 2020 until the final decision of the discussion court initiated on September 23, 2019, to continue answering that part of the claim. We enter with a Tax Debt Cancellation Action and we are introducing a guarantee for the suspension of any collection an to obtain the Certificates of Tax Compliance until the final decision of the trial. Currently we are starting to produce expert evidence in the case.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2021, Arauco has not made any provision whatsoever in connection with this contingency.
At the closing date, there are no other contingencies in which the Companies act as obligor, that may significantly affect their financial, economic or operational conditions.
Provisions recorded as of December 31, 2021 as of December 31, 2020 are as follows:

Classes of Provisions	12-31-2021 ThU.S.$	12-31-2020 ThU.S.$
Provisions, Current	337	386
Provisions for litigations	337	386
Provisions, non-Current	29,549	30,450
Provisions for litigations	6,067	6,968
Other provisions	23,482	23,482

Total Provisions	29,886	30,836

	12-31-2021
Movements in Provisions	Litigations (*) ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	7,354	23,482	30,836
Changes in provisions
Increase in existing provisions	8,592	—	8,592
Used provisions	(5,349)	—	(5,349)
Increase (decrease) in foreign currency exchange	(4,505)	—	(4,505)
Other Increases (Decreases)	312	—	312
Total Changes	(950)	—	(950)
Closing balance	6,404	23,482	29,886

(*)
The increase in legal claims is comprised mainly by ThU.S.$ 8,543 (Brazilian subsidiaries) and ThU.S.$ 44 (Argentina) in connection with civil and labor lawsuits. ThU.S.$ 5 (CEPP y ZFPP in Uruguay) for lawsuit held with suppliers.

	12-31-2020
Movements in Provisions	Litigations (*) ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	9,524	23,500	33,024
Changes in provisions
Increase in existing provisions	3,257	—	3,257
Used provisions	(2,832)	—	(2,832)
Increase (decrease) in foreign currency exchange	(2,240)	—	(2,240)
Other Increases (Decreases)	(355)	(18)	(373)
Total Changes	(2,170)	(18)	(2,188)
Closing balance	7,354	23,482	30,836

(*)	The increase in legal claims is comprised mainly by ThU.S.$ 3,045 and ThU.S.$ 212 (Brazilian and Argentine subsidiaries respectively) in connection with civil and labor lawsuits.

	12-31-2019
Movements in Provisions	Litigations (*) ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	10,797	23,500	34,297
Changes in provisions
Increase in existing provisions	1,196	—	1,196
Increase through business combinations	815	—	815
Used provisions	(1,988)	—	(1,988)
Increase (decrease) in foreign currency exchange	(1,942)	—	(1,942)
Other Increases (Decreases)	646	—	646
Total Changes	(1,273)	—	(1,273)
Closing balance	9,524	23,500	33,024

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

NOTE 19. INTANGIBLE ASSETS

Classes of Intangible Assets, Net	12-31-2021 ThU.S.$	12-31-2020 ThU.S.$
Intangible assets, net	84,210	102,090
	4,881	2,665
Computer software	27,268	31,877
Water rights	5,684	5,684
Customer	29,218	35,092
Other identifiable intangible assets	17,159	26,772
Classes of intangible Assets, Gross	223,654	232,391
	4,881	2,665
Computer software	114,602	116,315
Water rights	5,684	5,684
Customer	75,726	75,626
Other identifiable intangible assets	22,761	32,101
Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(139,444)	(130,301)
Accumulated amortization and impairment, intangible assets	(139,444)	(130,301)
Computer software	(87,334)	(84,438)
Customer	(46,508)	(40,534)
Other identifiable intangible assets	(5,602)	(5,329)
Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	12-31-2021
Reconciliation of intangible assets	Intangible Assets under Development ThU.S.$	Computer Software ThU.S.$	Water Rights ThU.S.$	Customer ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	2,665	31,877	5,684	35,092	26,772	102,090
Changes
Additions	2,929	3,265	—	—	557	6,751
Disposals	(1,121)	(647)	—	—	—	(1,768)
Amortization	—	(12,284)	—	(5,940)	(263)	(18,487)
Increase (Decrease) related to foreign currency translation	—	451	—	65	(16)	500
Other Increases (Decreases)	408	4,606	—	1	(9,891)	(4,876)
Changes Total	2,216	(4,609)	—	(5,874)	(9,613)	(17,880)
Closing Balance	4,881	27,268	5,684	29,218	17,159	84,210

	12-31-2020
Reconciliation of intangible assets	Intangible Assets under Development ThU.S.$	Computer Software ThU.S.$	Water Rights ThU.S.$	Customer ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	14,030	25,035	5,966	39,981	21,240	106,252
Changes
Additions	1,760	6,084	—	—	2,701	10,545
Additions through business combination	—	—	—	—	5,162	5,162
Disposals	—	(10)	—	—	—	(10)
Amortization	—	(10,112)	—	(5,120)	(329)	(15,561)
Increase (Decrease) related to foreign currency translation	—	(277)	—	231	(116)	(162)
Other Increases (Decreases)	(13,125)	11,157	(282)	—	(1,886)	(4,136)
Changes Total	(11,365)	6,842	(282)	(4,889)	5,532	(4,162)
Closing Balance	2,665	31,877	5,684	35,092	26,772	102,090

Years of Useful life (Average)
Computer Software	5
Customer	15
Brands	7
The amortization of customer and computer software is presented in the consolidated statements of profit or loss under the Administrative Expenses line item.

NOTE 20. BIOLOGICAL ASSETS
Biological assets comprise forestry plantations, mainly radiata and taeda pine, and to a lesser extent eucalyptus. The plantations are located in Chile, Argentina, Brazil and Uruguay.
As of December 31, 2021 Arauco has a total surface of 1.6 million hectares of which 945 thousand hectares are used for forestry planting, 483 thousand hectares are native forest , 108 thousand hectares are used for other purposes and 85 thousand hectares not yet planted. Lands correspondening to native forest, lands used for other purposes and lands not yet planted are presented in Property, Plants & Equipments, Forest plantations are presented in Biological Assets.
For the period ended December 31, 2021, the production volume of logs totaled 20.9 million m3 (18.5 million m3 as of December 31, 2020).
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

•
Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s own industrial centers and sales to third parties at market prices. Sales margin of the different products that are harvested in the forest is also considered in the valuation. The changes in the value of the plantations pursuant to the criteria defined above are accounted for in the results for the fiscal year, as established in IAS 41. These changes are presented in the consolidated statements of profit or loss under the line item Other income per function, which as of December 31, 2021 amounted to ThU.S.$ 81,986 (ThU.S.$ 182,950 as of December 31, 2020). The appraisal of biological assets resulted in a greater cost of the lumber sold in comparison to the real incurred cost, which is presented included in the cost of sales which as of December 31, 2021 amounted to ThU.S.$ 223,589 (ThU.S.$ 187,378 as of December 31, 2020).

•	Forestry plantations are harvested according to the needs of Arauco’s production plants.

•	The discount rates used are 5.5% in Chile, 6.7% Brazil, 16.2% in Argentina and 6.5% in Uruguay.

•	It is expected that prices of harvested timber are constant in real terms based on market prices.

•	Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

•	The average crop age by species and country is:

	Chile	Argentina	Brazil	Uruguay
Pine	24	15	15	—
Eucalyptus	12	10	7	10
The following table sets forth changes in fair value of biological assets considering variations in significant assumptions considered in calculating the fair value of the assets:

		ThU.S.$
Discount rate	0.5	(149,083)
	-0.5	159,429
Margins (%)	10	442,060
	-10	(442,060)
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
Detail of Biological Assets Pledged as Security
As of December 31, 2021, there are no forestry plantations pledged as security.

Detail of Biological Assets with Restricted Ownership
As of the date of these consolidated financial statements, there are no biological assets with restricted ownership.
No significant government grants have been received.
Current and
Non-Current
Biological Assets
As of the date of these consolidated financial statements, the Current and
Non-current
biological assets are as follows:

	12-31-2021 ThU.S.$	12-31-2020 ThU.S.$
Current	329,586	302,710
Non-current	3,008,897	3,296,117
Total	3,338,483	3,598,827
Reconciliation of carrying amount of biological assets

	12-31-2021
Movement	Current ThU.S.$	Non-current ThU.S.$	Total ThU.S.$
Opening Balance	302,710	3,296,117	3,598,827
Changes in real incurred cost	656	(64,314)	(63,658)
Additions through acquisition	78	191,316	191,394
Sales	(105)	(72,963)	(73,068)
Harvest	(114,157)	—	(114,157)
Increases (decreases) in Foreign Currency Translation	(3,884)	(18,246)	(22,130)
Loss of forest due to fires	(3,398)	(13,455)	(16,853)
Transfers to non-current assets held for sale	—	(5,770)	(5,770)
Transfers from non-current to current	125,219	(125,219)	—
Decrease due to loss of control in subsidiary	(3,097)	(19,977)	(23,074)
Changes in fair value	26,220	(222,906)	(196,686)
Gain (losses) arising from changes in fair value minus sale costs	—	81,986	81,986
Sales	—	(20,297)	(20,297)
Harvest	(223,712)	—	(223,712)
Loss of forest due to fires	(1,164)	(19,898)	(21,062)
Transfers to non-current assets held for sale	—	(5,232)	(5,232)
Transfers from non-current to current	252,860	(252,860)	—
Decrease due to loss of control in subsidiary	(1,764)	(6,605)	(8,369)
Total Changes	26,876	(287,220)	(260,344)
Closing balance	329,586	3,008,897	3,338,483

	12-31-2020
Movement	Current ThU.S.$	Non-current ThU.S.$	Total ThU.S.$
Opening Balance	275,792	3,393,634	3,669,426
Changes in real incurred cost	(1,140)	(68,081)	(69,221)
Additions through acquisition	2,590	182,746	185,336
Sales	—	(47,110)	(47,110)
Harvest	(99,300)	—	(99,300)
Increases (decreases) in Foreign Currency Translation	(12,889)	(85,393)	(98,282)
Loss of forest due to fires	(326)	(9,535)	(9,861)
Transfers from non-current to current	108,786	(108,786)	—
Other increases (decreases)	(1)	(3)	(4)
Changes in fair value	28,058	(29,436)	(1,378)
Gain (losses) arising from changes in fair value minus sale costs	—	182,950	182,950
Sales	—	15,184	15,184
Harvest	(182,753)	—	(182,753)
Loss of forest due to fires	—	(16,759)	(16,759)
Transfers from non-current to current	210,811	(210,811)	—
Total Changes	26,918	(97,517)	(70,599)
Closing balance	302,710	3,296,117	3,598,827

NOTE 21. ENVIRONMENTAL MATTERS
Environment Management
For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department and each of its specialists that ensure these guidelines are met and are put into practice in everyday company operations.
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
Detail information of disbursements related to the environment
As of December 31, 2021 and as of December 31, 2020 Arauco has made and / or has committed the following disbursements in major environmental projects:

12-31-2021		Disbursements undertaken 2021				Committed Disbursements
Company	Name of project	State of project	Amount ThU.S.$	Asset Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	19,802	Assets	Properties, plants and equipments	14,049	2022
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	Finished	248	Assets	Properties, plants and equipments	14	2022
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	410	Assets	Properties, plants and equipments	5,244	2022
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	11,860	Expenses	Operating costs	—	2022
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	10,367	Expenses	Operating costs	—	2022
Arauco Argentina S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	1,856	Assets	Properties, plants and equipments	590	2022
Arauco Argentina S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	921	Assets	Properties, plants and equipments	581	2022
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	585	Expenses	Operating costs	—	2022
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	423	Assets	Properties, plants and equipments	66	2022
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	618	Assets	Properties, plants and equipments	6	2022
Forestal Arauco S.A.	Environmental improvement studies	In process	1,280	Expenses	Administration expenses	504	2022
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of gas emissions from industrial process	Finished	449	Assets	Properties, plants and equipments	16	—
Celulosa y Energía Punta Pereira S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	1,096	Assets	Properties, plants and equipments	261	—
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	3,917	Assets	Properties, plants and equipments	10	—
Arauco North America, Inc	Environmental improvement studies	Finished	222	Assets	Properties, plants and equipments	—	—
Arauco North America, Inc	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	205	Assets	Properties, plants and equipments	—	—
Arauco North America, Inc	Investment projects for the control and management of gas emissions from industrial process	Finished	997	Assets	Properties, plants and equipments	—	—

		TOTAL	55,256			21,341

12-31-2020		Disbursements undertaken 2020				Committed Disbursements
Company	Name of project	State of project	Amount ThU.S.$	Asset Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	633	Assets	Properties, plants and equipments	979	2021
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	25,947	Assets	Properties, plants and equipments	27,215	2021
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	Finished	1,750	Expenses	Operating costs	—
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	2,443	Assets	Properties, plants and equipments	9,660	2021
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	Finished	10,693	Expenses	Operating costs	—	—
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	11,786	Expenses	Operating costs	—	—
Arauco Argentina S.A.	Construction emissary	In process	—	Assets	Properties, plants and equipments	697	2021
Arauco Argentina S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	702	Assets	Properties, plants and equipments	10,368	2021
Arauco Argentina S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	125	Assets	Properties, plants and equipments	560	2021
Arauco Argentina S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	1,453	Assets	Properties, plants and equipments	2,147	2021
Maderas Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	178	Expenses	Operating costs	—	—
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	464	Expenses	Operating costs	—	—
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	230	Assets	Properties, plants and equipments	435	2021
Forestal Arauco S.A.	Environmental improvement studies	In process	324	Expenses	Administration expenses	105	2021
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,983	Assets	Properties, plants and equipments	836	2021
Celulosa y Energía Punta Pereira S.A.	Environmental improvement studies	Finished	221	Assets	Properties, plants and equipments	—	—
Celulosa y Energía Punta Pereira S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	547	Assets	Properties, plants and equipments	—	—
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	667	Assets	Properties, plants and equipments	—	—
Forestal Los Lagos SpA.	Environmental improvement studies	In process	179	Expenses	Operating costs	69	2021
Arauco North America, Inc	Environmental improvement studies	In process	784	Assets	Properties, plants and equipments	—	—
Arauco North America, Inc	Environmental improvement studies	Finished	628	Assets	Properties, plants and equipments	—	—
Arauco Industria de México, S.A.de C.V.	Investment projects for the control and management solid industrial waste dumpsite for management of these in the future	Finished	223	Expenses	Operating costs	—	—

		TOTAL	61,960			53,071

NOTE 22.
NON-CURRENT
ASSETS HELD FOR SALE
Arauco carried out a bidding process for the sale of forestry land (80,489 hectares), in which various domestic and foreign companies participated. In December 2020, bids were received from interested parties, and Arauco selected the proposal submitted by BTG Pactual Timberland Investment Group LLC, and also comprising British Columbia Investment Management Corporation and APG Asset Management N.V. (the “Consorcio”), as this offer contained the highest price and also proposed a working procedure to reach a final agreement within a reasonable period of time. This ongoing process involved the reclassification to assets held for the sale of land, biological assets and farm roads.
As of December 31, 2021, a profit of ThU.S.$ 229,866 was generated from the sale of most of the aforementioned assets. This profit was presented under Other Income in the consolidated statements of profit or loss.
The following table sets forth information on the main types of non-current
assets held for sale:

	12-31-2021 ThU.S.$	12-31-2020 ThU.S.$
Land	2,306	2,415
Buildings	307	1,256
Property, plant and equipment	—	206
Forest	11,002	—
Farm roads	543	—
Total	14,158	3,877
As of December 31, 2020, there were no significant effects on results related to the sale of assets held for sale.

NOTE 23. FINANCIAL INSTRUMENTS
23.1 Classification
Arauco’s financial instruments as of December 31, 2021 and as of December 31, 2020, are displayed in the table below. Regarding those instruments valued at an amortized cost, an estimation of their fair value is displayed for informational purposes.

Financial Instruments	December 2021		December 2020
Thousands of dollars	Carrying amount	Fair Value	Carrying amount	Fair Value
Financial assets at fair value through profit or loss (held for trading)	230,068	230,068	199,771	199,771
Derivatives (1)	—	—	29	29
Mutual funds (2)	230,068	230,068	199,742	199,742

Financial assets at amortized cost	1,783,643	1,783,643	1,625,235	1,625,235
Cash and cash equivalents (amortized cost)	781,032	781,032	864,972	864,972
Cash	529,076	529,076	357,453	357,453
Time deposits	251,956	251,956	507,519	507,519
Accounts Receivable (net)	994,261	994,261	753,987	753,987
Trade and other receivables	829,097	829,097	647,719	647,719
Lease receivable	27	27	147	147
Several debtors	32,542	32,542	18,694	18,694
Other receivables	46,218	46,218	55,325	55,325
Advance payments	86,377	86,377	32,102	32,102
Accounts receivable due from related parties	5,559	5,559	6,274	6,274
Other financial assets (3)	2,791	2,791	2	2

Hedging assets	13,599	13,599	30,714	30,714

Financial liabilities at amortized cost (4)	6,317,598	6,114,417	6,824,202	7,641,425
Bonds issued denominated in U.S. Dollars	3,392,010	3,161,062	3,519,027	3,970,081
Bonds issued denominated in U.F. (5)	1,034,023	1,024,721	1,188,917	1,458,106
Bank Loans in U.S. Dollars	454,652	463,308	741,669	770,551
Bank Loans in other currencies	537,304	565,717	532,591	600,689
Lease liabilities	163,304	163,304	211,755	211,755
Trade and other payables	733,728	733,728	626,504	626,504
Accounts payable to related parties	2,577	2,577	3,739	3,739

Financial liabilities at fair value through profit or loss	133	133	74	74

Hedging Liabilities	296,183	296,183	39,586	39,586

(1)	The derivatives are presented in the line item “other financial assets” in the consolidated statements of financial position.
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

23.2 Fair Value Hierarchy of Financial Assets and Liabilities
The assets and liabilities measured at fair value in the consolidated statements of financial position as of December 31, 2021 and as of December 31, 2020, have been measured based on the valuation methodologies provided in IFRS 13. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

•	Level 1: Securities or quoted prices in active markets for identical assets and liabilities

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

Fair Value	December 2021 ThU.S.$	Level 1 ThU.S.$	Level 2 ThU.S.$	Level 3 ThU.S.$
Financial assets at fair value
Mutual Funds	230,068	230,068	—	—

Hedging assets	13,599	—	13,599	—

Financial liabilities at fair value through profit or loss	133	—	133	—

Hedging liabilities	296,183	—	296,183	—

Fair Value	December 2020 ThU.S.$	Level 1 ThU.S.$	Level 2 ThU.S.$	Level 3 ThU.S.$
Financial assets at fair value
Derivatives	29	—	29	—
Mutual Funds	199,742	199,742	—	—

Hedging assets	30,714	—	30,714	—

Financial liabilities at fair value through profit or loss	74	—	74	—

Hedging liabilities	39,586	—	39,586	—
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
The fair value of bank loans was determined based on discounted cash flow analysis applying the corresponding discount yield curves to the remaining term to maturity.
Disclosures of the fair value of financial liabilities at amortized cost are determined via the use of discounted cash flows, calculated over variables of the observable markets as of the date of informing the consolidated financial statements, and correspond to Level 2 of the fair value hierarchy.
The following table sets forth a reconciliation between the financial liabilities and the consolidated statements of financial position as of December 31, 2021 and as of December 31, 2020:

Thousands of dollars	December 2021
	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Other non- current financial liabilities, Total	Total
Bonds obligations	29,114	61,257	90,371	574,850	257,362	3,503,450	4,335,662	4,426,033
Bank loans	29,658	219,177	248,835	227,008	325,244	190,869	743,121	991,956
Swap and Forward	235	—	235	296,081	—	—	296,081	296,316

Other Financial Liabilities, Total (a)	59,007	280,434	339,441	1,097,939	582,606	3,694,319	5,374,864	5,714,305

Thousands of dollars	December 2021
	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Lease liabilities	13,204	36,399	49,603	44,459	26,083	43,159	113,701	163,304

Lease liabilities, Total (b)	13,204	36,399	49,603	44,459	26,083	43,159	113,701	163,304

Thousands of dollars	December 2021
	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Trades and other payables	725,188	6,268	731,456	2,272	—	—	2,272	733,728
Accounts payable to related companies	2,577	—	2,577	—	—	—	—	2,577

Accounts Payable, Total (c)	727,765	6,268	734,033	2,272	—	—	2,272	736,305

Financial Liabilities, Total (a) + (b) + (c)	799,976	323,101	1,123,077	1,144,670	608,689	3,737,478	5,490,837	6,613,914

Thousands of dollars	December 2020
	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Other non- current financial liabilities, Total	Total
Bonds obligations	32,053	58,871	90,924	214,092	584,344	3,818,584	4,617,020	4,707,944
Bank loans	30,774	184,660	215,434	473,233	335,247	250,346	1,058,826	1,274,260
Swap and Forward	778	—	778	38,882	—	—	38,882	39,660

Other Financial Liabilities, Total (a)	63,605	243,531	307,136	726,207	919,591	4,068,930	5,714,728	6,021,864

Thousands of dollars	December 2020
	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Lease liabilities	18,631	45,009	63,640	85,964	21,906	40,245	148,115	211,755

Lease liabilities, Total (b)	18,631	45,009	63,640	85,964	21,906	40,245	148,115	211,755

Thousands of dollars	December 2020
	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Trades and other payables	585,428	41,076	626,504	—	—	—	—	626,504
Accounts payable to related companies	3,739	—	3,739	—	—	—	—	3,739

Accounts Payable, Total (c)	589,167	41,076	630,243	—	—	—	—	630,243

Financial Liabilities, Total (a) + (b) + (c)	671,403	329,616	1,001,019	812,171	941,497	4,109,175	5,862,843	6,863,862

23.4 Derivative Instruments
Hedging instruments recorded as of December 31, 2021 are cash flow hedges. Arauco uses derivatives for hedging purposes, such as cross currency swaps, currency and commodity forwards, interest rate swaps, and options. Depending on the fair value of each instrument, the position could be either an asset or a liability, and they are listed in the consolidated ctatements of financial position under Other
Non-Current
Financial Assets or Other
Non-Current
Financial Liabilities, respectively. The effects for the period are presented in consolidated statement of changes in equity as other comprehensive income or the statements of comprehensive income as Finance Income or Finance Costs, net of differences in exchange rate of the hedged items and the deferred tax.
A summary of the derivative financial instruments included in the consolidated statements of financial position as of December 31, 2021, is presented below:

Financial Instruments	December 2021 Fair Value ThU.S.$	December 2020 Fair Value ThU.S.$
Assets at fair value through profit or loss (held for trading)	—	29
Derivatives (1)	—	29

Hedging Assets	13,599	30,714
Derivatives (1)	13,599	4,343
Cross Currency Swaps	—	26,371

Financial liabilities at fair value through profit or loss	(133)	(74)
Derivatives (1)	—	(74)
Forward	(133)	—

Hedging Liabilities	(296,183)	(39,586)
Derivatives (1)	(401)	(4,245)
Cross Currency Swaps (2)	(295,782)	(35,341)

(1)	Includes HFO Swap, Zero Cost Collar, Forward and IRS from Chile, USA, Argentina and Uruguay tables.
(2)	Includes Cross Currency Swaps from Chile.

23.4.1. Chile
In order to cover the exposure to variation in cash flows associated with fluctuations in exchange rates, interest rates or commodity prices, Arauco Chile has the following derivatives as of December 31, 2021 and as of December 31, 2020:
Cross Currency Swaps
Cross currency swaps to cover the exposure to the exchange rate risk generated from bonds denominated in U.F.

Bond	Institution	Amount U.S.$	Amount U.F.	Starting date	Ending date	December 2021 Fair Value ThU.S.$	December 2020 Fair Value ThU.S.$
F	Deutsche Bank - UE	33,705,054	772,727	10-30-2011	10-30-2021	—	(1,775)
F	JP Morgan – N.A.	33,705,054	772,727	10-30-2011	10-30-2021	—	(1,755)
F	Scotiabank - Chile	27,946,497	727,273	10-30-2014	04-30-2023	(2,141)	2,825
F	Scotiabank - Chile	27,911,592	727,273	10-30-2021	04-30-2023	(2,048)	2,965
F	Santander - Chile	27,619,683	727,273	10-30-2014	04-30-2023	(1,550)	3,341
F	BCI - Chile	28,000,018	727,273	10-30-2021	10-30-2029	(3,239)	3,697
F	BCI - Chile	27,361,135	727,273	10-30-2014	04-30-2023	(1,380)	—
F	Scotiabank - Chile	28,033,642	727,273	10-30-2021	10-30-2029	(2,450)	—
F	Banco de Chile - Chile	27,619,684	727,273	04-30-2019	10-30-2029	(4,203)	2,493
P	BCI – Chile	38,500,026	1,000,000	11-15-2021	11-15-2032	(5,077)	—
P	BCI – Chile	38,496,778	1,000,000	11-15-2021	11-15-2032	(3,749)	—
P	Scotiabank - Chile	42,412,852	1,000,000	11-15-2013	11-15-2023	(7,085)	(94)
P	Santander - Chile	41,752,718	1,000,000	11-15-2013	11-15-2023	(6,053)	718
P	Itau - Chile	46,474,122	1,000,000	05-15-2012	11-15-2021	—	(4,727)
P	JP Morgan – N.A.	47,163,640	1,000,000	11-15-2012	11-15-2021	—	(5,241)
P	Deutsche – U.K.	41,752,718	1,000,000	11-15-2013	11-15-2023	(6,304)	720
Q	BCI - Chile	—	—	—	—	—	(267)
Q	BCI – Chile	—	—	—	—	—	(266)
R	Santander - Chile	128,611,183	3,000,000	10-01-2014	04-01-2024	(24,743)	(3,812)
R	JP Morgan – U.K.	43,185,224	1,000,000	10-01-2014	04-01-2024	(8,509)	(1,154)
R	Itau - Chile	43,277,070	1,000,000	10-01-2014	04-01-2024	(8,543)	(1,208)
S	Santander - Chile	201,340,031	5,000,000	11-15-2016	11-15-2026	(36,758)	9,612
W	Goldman Sachs – N.A.	40,521,750	1,000,000	10-10-2018	10-10-2028	(11,921)	(2,029)
W	Scotiabank - Chile	40,537,926	1,000,000	10-10-2018	10-10-2028	(11,807)	(1,939)
W	Goldman Sachs – N.A.	40,066,555	1,000,000	10-10-2018	10-10-2028	(11,275)	(1,390)
X	Santander - Chile	118,400,504	3,000,000	10-10-2018	10-10-2038	(50,527)	(2,675)
X	Santander - Chile	97,971,786	2,500,000	10-10-2018	10-10-2038	(41,802)	(1,955)

						(251,164)	(3,916)

Series Q of bonds matured and had their final amortization on April 1,2021, resulting in the termination of the associated cross currency swaps which had the same expiration date.

Cross currency swaps contracts to cover the exposure to the risk of the exchange rate for bank contracts in Euro.

Institution	Amount U.S.$	Amount EUR	Starting date	Ending date	December 2021 Fair Value ThU.S.$	December 2020 Fair Value ThU.S.$
Santander - Chile	111,689,412	94,117,647	06-15-2021	12-15-2029	(8,476)	(1,027)
Banco de Chile - Chile	55,844,706	47,058,824	06-15-2021	12-15-2029	(4,484)	(488)
MUFG - N.A.	111,689,412	94,117,647	06-15-2021	12-15-2029	(9,000)	(896)
JP Morgan - N.A.	223,378,824	188,235,294	06-15-2021	12-15-2029	(18,154)	(2,048)
HSBC - N.A.	55,844,706	47,058,824	06-15-2021	12-15-2029	(4,504)	(595)

					(44,618)	(5,054)

Zero Cost Collars
Zero cost collar to cover the exposure to the Fuel Oil No. 6 and Brent, instruments for oil used by our plants.

Commodity	Institution	Volume	Unit	Starting date	Ending date	December 2021 Fair Value ThU.S.$	December 2020 Fair Value ThU.S.$
Fuel Oil N°6	JP Morgan - N.A.	—	bbl	01-11-2020	04-30-2021	—	1,029
Fuel Oil N°6	Goldman Sachs - N.A.	—	bbl	01-22-2020	04-30-2021	—	516
Brent	BNP Paribas - E.U.	220,000	bbl	08-01-2021	07-31-2021	3,737	280
Brent	Goldman Sachs - N.A.	220,000	bbl	08-01-2021	07-31-2021	3,798	404

						7,535	2,229

Interest Rate Swap
Interest rate swap to fix the rate associated to loans with a variable rate.

Institution	Amount US$	Starting date	Ending date	December 2021 Fair Value ThU.S.$	December 2020 Fair Value ThU.S.$
Goldman Sachs - N.A.	100,000,000	03-27-2020	03-29-2021	—	(750)
MUFG - N.A.	100,000,000	03-27-2020	03-29-2021	—	(737)

				—	(1,487)

Both Interest Rate Swaps covered portions of a credit for ThU.S.$ 200,000 that we prepay in March 2021. These derivatives were finished in that time.
Through an effectiveness test, and pursuant to IFRS 9, we were able to validate that the aforementioned hedging instruments are highly effective within an acceptable range for Arauco, for the purposes of eliminating the uncertainty of the exchange rate in the commitments derived from the hedged object.

23.4.2. Uruguay
Forward
As of December 31, 2021 and as of December 31, 2020, Arauco through its subsidiaries as a joint operation (50%) in Uruguay maintains the following forward contracts in force and effect for the purposes of ensuring an exchange rate for sale of dollars:

Exchange rate	Institution	December 2021 Notional ThU.S.$	December 2021 Fair Value ThU.S.$	December 2020 Notional ThU.S.$	December 2020 Fair Value ThU.S.$
UYUUSD	Santander-Uruguay	1,765	19	12,160	947
UYUUSD	Santander-Uruguay	—	—	4,395	(179)
UYUUSD	HSBC-Uruguay	6,510	106	8,055	366
UYUUSD	Itaú-Uruguay	9,892	(91)	—	—
UYUUSD	Itaú-Uruguay	—	258	—	—
EURUSD	HSBC-Uruguay	—	—	595	41

			292		1,175

Arauco Uruguay’s profits and through its subsidiaries as a joint operation (50%), also face exposure to the price variation of certain fuels, as occurs with Fuel Oil N°6, which is used during the pulp manufacturing process. In order to minimize this risk, the volatility of future flows associated to the purchase of Fuel Oil No. 6 through forwards of this commodity. The agreements that are in force and effect as of December 31, 2021 and as of December 31, 2020, are detailed below:

Commodity	Institution	December 2021 Notional ThU.S.$	December 2021 Fair Value ThU.S.$	December 2020 Notional ThU.S.$	December 2020 Fair Value ThU.S.$
Fuel Oil N°6	JP Morgan -N.A.	8,491	1,963	3,274	541
Fuel Oil N°6	DNB Bank ASA	3,149	978	2,281	248
Fuel Oil N°6	JP Morgan -N.A.	—	(77)	3,786	(351)
Fuel Oil N°6	DNB Bank ASA	—	(57)	2,642	(320)

			2,807		118

Interest Rate Swap
In addition, Arauco through its subsidiaries as a joint operation (50%) in Uruguay maintains an Interest Rate Swap in force and effect, a derivative instrument which purpose is to set the interest rate of a variable rate debt in the same currency (USD). The valuation off this instrument as of December 31, 2021 and as of December 31, 2020 is shown below:

Exchange rate	Institution	Notional ThU.S.$	December 2021 Fair Value ThU.S.$	December 2020 Fair Value ThU.S.$
USD	DNB Bank ASA	16,879	(176)	(559)

			(176)	(559)

23.4.3. United States
Interest Rate Swap
Arauco through its subsidiary in United States maintains an Interest Rate Swap with the purpose of setting the interest rate of a variable rate debt in the same currency (USD). The instrument was settled on September 2020 and the valuation off this instrument as of December 31, 2021 and as of December 31, 2020 is shown below:

Institution	Amount ThU.S.$	Starting date	Ending date	December 2021 Fair Value ThU.S.$	December 2020 Fair Value ThU.S.$
JP Morgan - N.A.	100,000,000	04-28-2020	10-28-2023	845	(474)
Goldman Sachs N.A.	100,000,000	04-28-2020	10-28-2023	1,043	(486)
JP Morgan - N.A.	100,000,000	04-28-2020	10-28-2023	852	(463)

				2,740	(1,423)

23.4.4. Argentina
As of December 31, 2021, Arauco through its subsidiarie in Argentina maintains the following forward contracts in force and effect for the purposes of ensuring an exchange rate of dollars:

Exchange rate	Institution	Amount ThU.S.$	Starting date	Ending date	December 2021 Fair Value ThU.S.$

ARSUSD	Santander - Argentina	3,800	12-10-2021	01-31-2022	(65)
ARSUSD	BBVA - Argentina	3,800	12-10-2021	02-25-2022	(68)

					(133)

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
Receivables” and “Accounts receivable from related parties”.
As of December 31, 2021 and as of December 31, 2020, there are provisions for impairment for ThU.S.$ 8,792 and ThU.S.$ 8,000, respectively.

	December 2021 ThU.S.$	December 2020 ThU.S.$
Financial assets at amortized cost	1,783,643	1,625,235
Cash and cash equivalents (Mutual Funds not included)	781,032	864,972
Cash	529,076	357,453
Time Deposits	251,956	507,519
Trade and other receivables (net)	999,820	760,261
Trade and other receivables	829,097	647,719
Lease receivable	27	147
Several debtors	32,542	18,694
Other receivables	46,218	55,325
Advance payments	86,377	32,102
Accounts receivable from related parties	5,559	6,274
Other financial assets	2,791	2

23.5.1. Cash and Cash Equivalents
Includes cash on hand, bank checking account balances and time deposits and other short term highly liquid investments with an original maturity of three months or less. They are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.
The composition of cash and cash equivalents (including the balance of mutual funds displayed in this note as valuation, instruments at fair value with profit or loss) at December 31, 2021 and as of December 31, 2020, classified by currency is as follows:

	12-31-2021 ThU.S.$	12-31-2020 ThU.S.$
Cash and Cash Equivalents	1,011,100	1,064,714
U.S. Dollars	703,232	773,822
Euro	5,755	3,891
Mexican pesos	20,467	43,049
Other currencies	277,441	194,942
Chilean pesos	4,205	49,010
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
23.5.4 Other Receivables
: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.
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
23.5.5 Accounts receivable from related parties
: Represent enforceable rights for Arauco resulting from the normal course of business, calling normal to the line of business, activity or purpose of exploitation and financing, and which Arauco owns a non-controlling
ownership of the counterparty.
The following table sets forth trade and other
current/non-current
receivables classified by currencies as of December 31, 2021 and as of December 31, 2020:

	12-31-2021 ThU.S.$	12-31-2020 ThU.S.$
Trades and other current receivables	979,923	737,381
U.S. Dollars	789,236	542,296
Euros	21,884	10,448
Mexican pesos	31,288	30,856
Other currencies	66,886	54,118
Chilean pesos	70,127	96,847
U.F.	502	2,816
Accounts receivable from related parties, current	5,559	6,274
U.S. Dollars	—	369
Other currencies	—	829
Chilean pesos	5,559	5,076
Trade and other non-current receivables	14,338	16,606
U.S. Dollars	11,806	13,637
Other currencies	—	40
Chilean pesos	2,492	2,859
U.F.	40	70
23.6 Financial Liabilities
Arauco’s financial liabilities to the date of these consolidated financial statements are as follows:

Financial Liabilities	December 2021 ThU.S.$	December 2020 ThU.S.$
Total Financial Liabilities	6,613,914	6,863,862
Financial liabilities at fair value through profit or loss (held for trading)	133	74
Hedging Liabilities	296,183	39,586
Financial Liabilities Measured at Amortized Cost	6,317,598	6,824,202
The following table sets forth the current portion of the
non-current
bank borrowings and debt issued as of December 31, 2021 and 2020.

	December 2021 ThU.S.$	December 2020 ThU.S.$
Bank loans - current portion	155,779	123,087
Bonds issued - current portion	90,371	80,074

Total	246,150	203,161

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
At the end of these financial statements, Arauco includes in this category bank borrowings, bonds issued denominated in U.S. Dollars and in U.F., lease liabilities, and trade and other payables.

	Currency	12-31-2021 ThU.S.$	12-31-2020 ThU.S.$	12-31-2021 ThU.S.$	12-31-2020 ThU.S.$
		Amortized Cost		Fair Value
Total Financial Liabilities		6,317,598	6,824,202	6,114,417	7,641,425
Bonds Issued	U.S. Dollar	3,392,010	3,519,027	3,161,062	3,970,081
Bonds Issued	U.F.	1,034,023	1,188,917	1,024,721	1,458,106
Bank borrowings	U.S. Dollar	454,652	741,669	463,308	770,551
Bank borrowings	Euro	509,540	531,181	565,717	600,689
Bank borrowings	Other currencies	27,764	1,410	—	—
Lease liabilities	U.F.	19,875	27,373	19,875	27,373
Lease liabilities	Chilean pesos	38,278	77,158	38,278	77,158
Lease liabilities	Mexican pesos	3,768	644	3,768	644
Lease liabilities	U.S. Dollar	79,045	87,822	79,045	87,822
Lease liabilities	Euro	266	314	266	314
Lease liabilities	Other currencies	22,072	18,444	22,072	18,444
Trades and Other Payables	U.S. Dollar	284,690	153,860	284,690	153,860
Trades and Other Payables	Euro	10,834	11,924	10,834	11,924
Trades and Other Payables	Mexican pesos	27,889	26,400	27,889	26,400
Trades and Other Payables	Other currencies	106,904	99,428	106,904	99,428
Trades and Other Payables	Chilean pesos	268,624	298,908	268,624	298,908
Trades and Other Payables	U.F.	34,787	35,984	34,787	35,984
Accounts payable to related parties	U.S. Dollar	230	236	230	236
Accounts payable to related parties	Chilean pesos	2,347	3,503	2,347	3,503
The financial liabilities at amortized cost presented in the consolidated statements of financial positions as of December 31, 2021 and as of December 31, 2020 are as follows:

	December 2021 ThU.S.$
	Current	Non-Current	Total
Other financial liabilities	339,206	5,078,783	5,417,989
Lease liabilities	49,603	133,701	163,304
Trade and other payables	731,456	2,272	733,728
Accounts payable to related parties	2,577	—	2,577

Total Financial Liabilities Measured at Amortized Cost	1,122,842	5,194,756	6,317,598

	December 2020 ThU.S.$
	Current	Non-Current	Total
Other financial liabilities	306,358	5,675,846	5,982,204
Lease liabilities	63,640	148,115	211,755
Trade and other payables	626,504	—	626,504
Accounts payable to related parties	3,739	—	3,739

Total Financial Liabilities Measured at Amortized Cost	1,000,241	5,823,961	6,824,202

23.8 Cash Flow Hedges Reserve Reconciliation
The following table sets forth the reconciliation balances of cash flow hedges presented in Other Comprehensive Income:

	January-December
	2021 ThU.S.$	2020 ThU.S.$	2019 ThU.S.$
Opening balance	(37,007)	9,010	13,395
Gains (losses) on cash flow hedges, before tax	(84,879)	8,222	23,156
Reclassification adjustments on cash flow hedges, before tax	(45,426)	(67,785)	(29,227)
Income tax relating to cash flow hedges of other comprehensive income	30,453	13,546	1,686

Closing balance	(136,859)	(37,007)	9,010

23.9 Capital Disclosures
23.9.1 Information on Objectives, Policies and Processes applied by the Company regarding Capital Management
Arauco’s policies on capital management have the objective of:

a)	Ensuring business continuity and normal operations in the long term;

b)	Ensuring funding for new investments to achieve sustainable growth over time;

c)	Keeping adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and

d)	Maximizing the Company’s value and providing an adequate return to shareholders.
23.9.2 Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management
Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings and bonds issued).

23.9.3 Quantitative Information on Capital Management
The following table sets forth the financial covenants that the Company has to comply with as part of the terms of certain of its obligations:

Instrument	December 2021 ThU.S.$	December 2020 ThU.S.$	Interest coverage >= 2,0x	Debt level (1) <= 1,2x
Domestic bonds (Chile)	1,034,023	1,188,917	N/R	✓
Syndicate Loan	—	200,022	✓	✓
Syndicate Loan - Grayling	270,214	300,121	✓	✓
Syndicate ECA - MAPA	509,540	531,181	✓	✓
N/R: Not required for the financial obligation
(1) Debt to equity ratio (financial debt divided by equity plus non-controlling
interests)
As of December 31, 2021 and as of December 31, 2020, Arauco has complied with all of its financial covenants.
The following table sets forth the credit ratings of our debt instruments as of December 31, 2021, are as follows:

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
The capitalization of Arauco as of December 31, 2021 and as of December 31, 2020 is as follows:

	December 2021 ThU.S.$	December 2020 ThU.S.$
Equity	7,818,504	7,415,635
Bank borrowings	991,956	1,274,260
Lease liabilities	163,304	211,755
Bonds issued	4,426,033	4,707,944

Capitalization	13,399,797	13,609,594

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
Accounts exposed to credit risk are trade receivables, financial lease debtors and other debtors.
Arauco does not have a securitized portfolio.

	December 2021	December 2020
	ThU.S.$	ThU.S.$
Current Receivables

Trade receivables	829,063	647,667
Financial lease receivables	27	121
Several debtors	21,646	14,708
Other receivables	44,081	51,114
Advance payments	85,106	23,771
Net subtotal	979,923	737,381

Trade receivables	832,612	650,740
Financial lease receivables	27	121
Several debtors	21,732	14,736
Other receivables	47,198	53,589
Advance payments	85,106	23,771
Gross subtotal	986,675	742,957

Provision for doubtful trade receivables	3,549	3,073
Provision for doubtful lease receivables	—	—
Provision for doubtful several debtors	86	28
Provision for doubtful other receivables	3,117	2,475
Subtotal Bad Debt	6,752	5,576

Non-Current Receivables

Trade receivables	34	52
Financial lease receivables	—	26
Several debtors	10,896	3,986
Other receivables	2,137	4,211
Advance payments	1,271	8,331
Net Subtotal	14,338	16,606

Trade receivables	2,074	2,476
Financial lease receivables	—	26
Several debtors	10,896	3,986
Other receivables	2,137	4,211
Advance payments	1,271	8,331
Gross subtotal	16,378	19,030

Provision for doubtful trade receivables	2,040	2,424
Provision for doubtful lease receivables	—	—
Provision for doubtful several debtors	—	—
Provision for doubtful other receivables	—	—
Subtotal Bad Debt	2,040	2,424

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
As of December 31, 2021, Arauco’s balance for commercial debtors was ThU.S.$ 834,686 of which, according to the agreed sales conditions, 53.28% corresponded to sales on credit (open account), 45.02% to sales with letters of credit and 1.70% to other types of sales. The client with the largest Open Account debt represented 2.19% of the total accounts receivable as of that date.
Below we provide detail regarding accounts receivable, classified in tranches:

December 31, 2021
Age of trade receivables
Days	Non- past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
N° Debtor	1,710	676	100	53	30	49	2	2	1	67	2,690
ThU.S.$	791,729	36,011	965	361	87	13	1	2	1	5,516	834,686
%	94.85%	4.31%	0.12%	0.04%	0.01%	0.00%	0.00%	0.00%	0.00%	0.67%	100%

December 31, 2020
Age of trade receivables
Days	Non- past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
N° Debtor	1,597	547	51	52	12	7	2	3	7	81	2,359
ThU.S.$	625,020	21,502	474	96	636	11	70	72	299	5,036	653,216
%	95.68%	3.29%	0.07%	0.01%	0.10%	0.00%	0.01%	0.01%	0.05%	0.78%	100%
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
up-to-date
or in default.

Days	Non- past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
Letters of credit	372,687	3,076	41	—	—	—	—	—	—	—	375,804
Loss allowance provision	—	—	—	—	—	—	—	—	—	—	—
Expected loss rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Credit line	408,723	29,705	686	50	87	13	1	—	—	5,406	444,671
Loss allowance provision	—	—	21	5	9	1	—	—	—	5,406	5,442
Expected loss rate	0.00%	0.00%	3.06%	10.00%	10.34%	7.69%	0.00%	0.00%	0.00%	100.00%
Others	10,319	3,230	238	311	—	—	—	2	1	110	14,211
Loss allowance provision	—	—	2	32	—	—	—	2	1	110	147
Expected loss rate	0.00%	0.00%	0.84%	10.29%	0.00%	0.00%	0.00%	100.00%	100.00%	100.00%
Trade receivables, total (ThU.S.$)	791,729	36,011	965	361	87	13	1	2	1	5,516	834,686
Allowance for doubtful accounts, total (ThU.S.$)	—	—	23	37	9	1	—	2	1	5,516	5,589
Arauco does not conduct rescheduling or renegotiations with its clients that imply an amendment to the maturity of the invoices and, should it be necessary, any debt renegotiation with a client shall be analyzed on a case-by-case
basis and subjected to the approval of the Corporate Finance Division.

Regarding the loss allowance for trade receivables and others, below we provide detail for the movements as of December 31, 2021 and as of December 31, 2020:

	December 2021	December 2020	December 2019
	ThU.S.$	ThU.S.$	ThU.S.$
Opening loss allowance as at January 1	8,000	16,368	15,147
Increase in allowance for trade receivables recognised in profit or loss during the year	2,229	1,369	2,506
Receivables written off during the year as uncollectible	(216)	(6,970)	(163)
Unused amount reversed	(1,221)	(2,767)	(1,122)
Closing balance	8,792	8,000	16,368
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

In order to minimize the credit risk for term or Open Account sales, it is Arauco’s policy to take out insurance to cover the export sales of companies Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Forestal Arauco S.A., Arauco Argentina S.A., and Arauco do Brasil S.A., as well as the domestic sales of Arauco Europe Coöperatief U.A., Arauco Argentina S.A., Araucomex S.A. de C.V., Arauco Industria de México, S.A. de C.V., Arauco Colombia S.A., Arauco Peru S.A., Arauco North America, Inc., Arauco Canada Ltd., Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Arauco Florestal Arapoti, Arauco Forest Brasil S.A., Arauco do Brasil S.A. and Arauco Industria de Paineis SpA. Arauco works with credit insurance company Euler Hermes World Agency (Aa3 rating, as per risk rating companies Moody’s). The company grant a 90% coverage over the amount of each invoice, without deductibles, for registered clients and of 90% for non-registered
clients (*).

(*)
Non-registered
clients are those whose lines are under ThU.S.$ 100 (equivalent currency of their invoicing) of the credit sales for all companies in the Arauco group that have a valid insurance policy. The top lines are from nominated clients.

As another way of minimizing risk and supporting a line of credit approved by the Credit Committee, Arauco holds guarantees such as mortgages, pledges, Standby letters of credit, bank performance bonds, checks, promissory notes, loans or any other that could be required under the laws of each country. The total amount held in guarantees amounts to ThU.S.$ 101,422, effective as of December 31, 2021, as summarized in the following chart. The procedure for guarantees is regulated by Arauco’s Policy on Guarantees, whose purpose is to control their accounting, due date and custody.

Guarantees Arauco Group (ThU.S.$)
Guarantees Debtors (received from clients)
Certificate of deposits	6,665	6.6%
Standby	7,028	6.9%
Promissory notes	77,831	76.7%
Finance	6,618	6.5%
Mortgage	1,772	1.8%
Pledge	108	0.1%
Promissory notes	1,400	1.4%

Total Guarantees	101,422	100%

The maximum exposure to credit risk is limited to the value at amortized cost of the Debtors’ account for sales registered as of the date of this report, minus the percentage of sales insured by the aforementioned credit insurance companies and the guarantees granted in favor of Arauco.
In summary, the open account debt covered by the various insurance policies and guarantees amounts to 96.1% and, therefore, Arauco’s portfolio exposure amounts to 3.9%.

Secured Open Accounts Receivable	ThU.S.$	%
Total open accounts receivable	503,757	100.0%
Secured receivables (*)	484,005	96.1%
Unsecured receivables	19,752	3.9%

(*)	Insured Debt is deemed to be the portion of accounts receivable that is covered by a credit company or by guarantees such as standby letters of credit, mortgages, performance bonds, among others
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

The following tables detail Arauco’s liquidity analysis for its financial liabilities as of December 31, 2021 and as of December 31, 2020. The tables have been drawn up based on the contractual undiscounted cash outflows and their remaining contractual maturities:

December 31, 2021				Maturity							Total		Effective rate	Nominal rate
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
				months	months	Years	years	years	years	years	Current	Current
Tax ID	Name	Currency	Loans with banks	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
93.458.000-1	Celulosa Arauco y Constitución S.A.	Euros	BNP Paribas / ECA	—	74,577	73,840	73,129	72,358	71,631	210,478	74,577	501,433	1.10%	1.06%
—	Zona Franca Punta Pereira S.A.	U.S. Dollars	Banco Interamericano de Desarrollo A	1,089	1,078	2,121	—	—	—	—	2,167	2,121	2.20%	Libor 6M +2.05%
—	Zona Franca Punta Pereira S.A.	U.S. Dollars	Banco BBVA	—	18,340	—	—	—	—	—	18,340	—	1.00%	Fixed 1.00%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollars	Banco Interamericano de Desarrollo A	4,406	4,359	8,579	—	—	—	—	8,765	8,579	2.20%	Libor 6M +2.05%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollars	Finnish Export Credit	24,827	24,442	24,065	—	—	—	—	49,269	24,065	3.20%	3.20%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollars	DnB Nor	136	102	102	—	—	—	—	238	102	0.00%	0.00%
—	Eufores S.A.	U.S. Dollars	Banco República Oriental del Uruguay	—	26,532	—	—	—	—	—	26,532	—	1.40%	Fixed 1.4%
—	Stora Enso Uruguay S.A.	U.S. Dollars	Banco República Oriental del Uruguay	—	554	—	—	—	—	—	554	—	1.40%	Fixed 1.4%
—	Eufores S.A.	U.S. Dollars	Citibank	—	2,512	—	—	—	—	—	2,512	—	1.00%	Fixed 1.00%
—	Eufores S.A.	U.S. Dollars	ITAU	—	12,562	—	—	—	—	—	12,562	—	1.00%	Fixed 1.00%
—	Eufores S.A.	U.S. Dollars	Scotiabank	—	5,025	—	—	—	—	—	5,025	—	1.00%	Fixed 1.00%
—	Eufores S.A.	U.S. Dollars	Santander	—	27,135	—	—	—	—	—	27,135	—	1.00%	Fixed 1.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Votorantim	—	226	—	—	—	—	—	226	—	5.00%	5.00%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Votorantim	—	201	—	—	—	—	—	201	—	5.00%	5.00%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bndes Subcrédito A	32	62	—	—	—	—	—	94	—	8.23%	TJLP +2.91%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bndes Subcrédito B	19	37	—	—	—	—	—	56	—	9.23%	TJLP +3.91%
—	Arauco Forest Brasil S.A.	U.S. Dollars	Banco Bndes Subcrédito C	38	86	—	—	—	—	—	123	—	5.72%	Cesta +2.91%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bndes Subcrédito D	22	42	—	—	—	—	—	64	—	10.43%	TJLP +5.11%
—	Mahal Emprendimientos e participações S.A.	Brazilian Real	Banco Safra S.A.	—	2,776	2,800	11,540	10,587	9,655	—	2,776	34,583	10.70%	CDI +1.55%
	Arauco North America, Inc.	U.S. Dollars	Banco Itau Corpbanca – NY Branch	—	35,293	34,688	212,123	—	—	—	35,293	246,811	1.99%	Libor 6M +1.65%

			Total	30,569	235,941	146,195	296,792	82,945	81,286	210,478	266,509	817,694

December 31, 2021				Maturity							Total		Effective rate	Nominal rate
				Up to 3 months	3 to 12 months	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Current	Non Current
Tax ID	Name	Currency	Bonds	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	—	22,113	21,412	20,710	20,009	19,308	53,713	22,113	135,153	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	—	8,845	8,565	8,284	8,004	7,723	21,486	8,845	54,061	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	—	23,778	23,118	22,457	21,797	21,136	112,945	23,778	201,453	4.00%	4.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	—	6,546	6,546	6,546	6,546	6,546	239,090	6,546	265,274	3.60%	3.60%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	—	4,377	4,377	4,377	4,377	187,827	—	4,377	200,958	2.40%	2.40%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	—	2,299	2,299	2,299	2,299	2,299	114,669	2,299	123,865	2.10%	2.10%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	—	5,412	5,412	5,412	5,412	5,412	293,802	5,412	315,450	2.70%	2.70%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2024	11,250	11,250	22,500	522,500	—	—	—	22,500	545,000	4.50%	4.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2027	—	19,375	19,375	19,375	19,375	19,375	509,688	19,375	587,188	3.88%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2047	—	22,000	22,000	22,000	22,000	22,000	862,000	22,000	950,000	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2029	—	21,250	21,250	21,250	21,250	21,250	553,125	21,250	638,125	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2049	—	27,500	27,500	27,500	27,500	27,500	1,118,750	27,500	1,228,750	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2030	10,500	10,500	21,000	21,000	21,000	21,000	573,500	21,000	657,500	4.20%	4.20%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2050	12,875	12,875	25,750	25,750	25,750	25,750	1,105,125	25,750	1,208,125	5.15%	5.15%

			Total	34,625	198,120	231,104	729,460	205,319	387,126	5,557,893	232,745	7,110,902

December 31, 2021				Maturity								Total
				Up to 3 months	3 to 12 months	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Current	Non Current
Tax ID	Name	Currency	Underlying asset class	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
85.805.200-9	Forestal Arauco S.A.	U.F.	Motor vehicles	420	996	948	511	387	239	4	1,416	2,089
85.805.200-9	Forestal Arauco S.A.	U.S. Dollars	Lands	60	180	240	240	240	240	480	240	1,440
85.805.200-9	Forestal Arauco S.A.	U.F.	Plants and equipments	550	633	—	—	—	—	—	1,183	—
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Plants and equipments	32	96	64	—	—	—	—	128	64
85.805.200-9	Forestal Arauco S.A.	U.F.	Other properties, plant and equipment	1,050	2,177	371	250	177	572	—	3,227	1,370
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Other properties, plant and equipment	91	132	122	122	122	359	—	223	725
—	Arauco Argentina S.A.	U.S. Dollars	Buildings and constructions	51	48	—	—	—	—	—	99	—
—	Arauco Argentina S.A.	U.S. Dollars	IT equipment	13	22	—	—	—	—	—	35	—
—	Arauco Argentina S.A.	U.S. Dollars	Plants and equipments	347	1,040	1,002	668	—	—	—	1,387	1,670
—	Arauco Argentina S.A.	U.S. Dollars	Motor vehicles	519	1,286	1,589	750	—	—	—	1,805	2,339
—	Arauco Industria de Paineis S.A.	Brazilian Real	Other properties, plant and equipment	3	4	—	—	—	—	—	7	—
—	Arauco Industria de Paineis S.A.	Brazilian Real	Fixed facilities and accessories	9	27	24	—	—	—	—	36	24
—	Arauco Industria de Paineis S.A.	Brazilian Real	IT equipment	13	24	1	—	—	—	—	37	1
—	Arauco Industria de Paineis S.A.	Brazilian Real	Motor vehicles	110	54	—	—	—	—	—	164	—
—	Arauco Forest Brasil S.A.	Brazilian Real	IT equipment	5	10	1	—	—	—	—	15	1
—	Arauco Forest Brasil S.A.	Brazilian Real	Lands	1,038	3,113	4,149	4,149	4,149	4,149	2,768	4,151	19,364
—	Arauco Florestal Arapoti S.A.	Brazilian Real	IT equipment	2	3	—	—	—	—	—	5	—
—	Arauco do Brasil S.A.	Brazilian Real	Buildings and constructions	49	199	143	49	—	—	—	248	192
—	Arauco do Brasil S.A.	Brazilian Real	IT equipment	23	73	31	13	—	—	—	96	44
—	Arauco do Brasil S.A.	Brazilian Real	Motor vehicles	94	221	—	—	—	—	—	315	—
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.F.	Buildings and constructions	389	1,139	1,518	1,518	1,518	1,518	3,036	1,528	9,108
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.F.	Motor vehicles	146	395	280	127	79	24	—	541	510
93.458.000-1	Celulosa Arauco y Constitucion S.A.	Chilean pesos	Buildings and constructions	15	46	15	—	—	—	—	61	15
93.458.000-1	Celulosa Arauco y Constitucion S.A.	Chilean pesos	Motor vehicles	4,255	12,764	5,896	—	—	—	—	17,019	5,896
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.S. Dollars	Motor vehicles	31	—	—	—	—	—	—	31	—
—	Arauco North America, Inc.	U.S. Dollars	Buildings and constructions	271	864	1,194	1,325	1,468	1,318	1,775	1,135	7,080
—	Arauco North America, Inc.	U.S. Dollars	Motor vehicles	40	204	128	113	—	—	—	244	241
—	Arauco Canada Limited	Canadian dollars	Buildings and constructions	9	—	—	—	—	—	—	9	—
—	Arauco Canada Limited	Canadian dollars	Motor vehicles	14	43	86	33	—	—	—	57	119
—	Celulosa y Energía Punta Pereira S.A.	U.S. Dollars	Plants and equipments	148	445	593	593	593	593	7,147	593	9,519
—	Eufores S.A.	U.S. Dollars	Lands	1,070	3,211	6,321	5,999	5,559	5,155	35,766	4,281	58,800
—	Eufores S.A.	U.S. Dollars	Plants and equipments	306	917	1,223	1,223	1,222	1,222	1,221	1,223	6,111
—	Eufores S.A.	U.S. Dollars	Buildings and constructions	70	210	158	49	—	—	—	280	207
96.510.970-6	Maderas Arauco S.A.	Chilean pesos	Motor vehicles	2,795	7,925	4,915	—	—	—	—	10,720	4,915
96.510.970-6	Maderas Arauco S.A.	U.F.	Motor vehicles	85	224	94	25	5	2	—	309	126
	Arauco Colombia S.A.	U.S. Dollars	Buildings and constructions	6	45	—	—	—	—	—	51	—
—	Arauco Europe Cooperatief U.A.	Euros	Motor vehicles	5	16	19	12	3	—	—	21	34
—	Arauco Europe Cooperatief U.A.	Euros	Buildings and constructions	37	56	77	66	—	—	—	93	143
—	Araucomex S.A. de C.V.	Mexican pesos	Buildings and constructions	321	1,003	1,104	1,106	—	—	—	1,324	2,210
—	Araucomex S.A. de C.V.	U.S. Dollars	Buildings and constructions	27	84	97	—	—	—	—	111	97
—	Arauco Industria de México, S.A. de C.V.	U.S. Dollars	Plants and equipments	98	33	—	—	—	—	—	131	—
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Motor vehicles	11	39	50	54	8			50	112
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Lands	1	3	4	4	—	—	—	4	8
—	Araucomex Servicios S.A. de C.V.	Mexican pesos	Motor vehicles	—	—	15	16	16	7	—	—	54
	Araucomex Servicios S.A. de C.V.	Mexican pesos	Buildings and constructions	—	1	105	79	86	28	—	1	298
96.637.330-K	Servicios Logisticos Arauco S.A.	U.F.	Motor vehicles	17	46	15	—	—	—	—	63	15
79.990.550-7	Investigaciones Forestales Bioforest S.A.	U.F.	Motor vehicles	8	25	19	5	—	—	—	33	24

			Total	14,654	40,076	32,611	19,099	15,632	15,426	52,197	54,730	134,965

As part of the policy of Arauco, it considers compliance with all Accounts Payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

December 31, 2020				Maturity							Total		Effective rate	Nominal rate
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
				months	months	years	years	years	years	years	Current	Current
Tax ID	Name	Currency	Loans with banks	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Scotiabank	1,379	1,378	2,733	202,733	—	—	—	2,756	205,465	1.35%	Libor 6M+1.1%
93.458.000-1	Celulosa Arauco y Constitución S.A.	Euros	BNP Paribas / ECA	—	31,224	57,365	56,798	56,251	55,658	216,997	31,224	443,068	1.06%	1.06%
—	Zona Franca Punta Pereira S.A.	U.S. Dollars	Banco Interamericano de Desarrollo A	1,117	1,104	2,172	2,123	—	—	—	2,221	4,295	2.33%	Libor 6M +2.05%
—	Zona Franca Punta Pereira S.A.	U.S. Dollars	Banco BBVA	—	18,341	—	—	—	—	—	18,341	—	1.00%	1.00%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollars	Banco Interamericano de Desarrollo A	4,517	4,466	8,785	8,588	—	—	—	8,982	17,373	2.33%	Libor 6M +2.05%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollars	Finn Vera/Finnish Export Credit	25,589	25,200	49,269	24,065	—	—	—	50,789	73,335	3.20%	3.20%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollars	DnB Nor	187	155	218	93	—	—	—	342	311	—	—
—	Eufores S.A.	U.S. Dollars	Banco República Oriental del Uruguay	—	26,551	—	—	—	—	—	26,551	—	1.54%	Libor 6M +1.3%
—	Eufores S.A.	U.S. Dollars	Citibank	—	2,514	—	—	—	—	—	2,514	—	1.16%	Libor 6M +0.9%
—	Eufores S.A.	U.S. Dollars	ITAU	—	12,564	—	—	—	—	—	12,564	—	1.05%	1.05%
—	Eufores S.A.	U.S. Dollars	Scotiabank	—	5,025	—	—	—	—	—	5,025	—	1.00%	1.00%
—	Eufores S.A.	U.S. Dollars	Santander	—	27,133	—	—	—	—	—	27,133	—	1.00%	1.00%
—	Stora Enso Uruguay S.A.	U.S. Dollars	Banco República Oriental del Uruguay	—	554	—	—	—	—	—	554	—	1.54%	Libor 6M +1.3%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Votorantim	—	255	243	—	—	—	—	255	243	5.00%	5.00%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Votorantim	—	226	215	—	—	—	—	226	215	5.00%	5.00%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bndes Subcrédito A	36	106	100	—	—	—	—	142	100	7.46%	TJLP +2.91%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bndes Subcrédito B	22	64	60	—	—	—	—	86	60	8.46%	TJLP +3.91%
—	Arauco Forest Brasil S.A.	U.S. Dollars	Banco Bndes Subcrédito C	40	116	124	—	—	—	—	156	124	5.80%	Cesta +2.91%
—	Arauco Forest Brasil S.A.	U.S. Dollars	Banco Bndes Subcrédito D	25	72	67	—	—	—	—	97	67	9.66%	TJLP +5.11%
—	Arauco North America, Inc.	U.S. Dollars	Banco del Estado de Chile - NY Branch	—	35,657	35,077	34,496	212,036	—	—	35,657	281,610	1.91%	Libor 6M +1.65%

			Total	32,912	192,705	156,428	328,896	268,287	55,658	216,997	225,615	1,026,266

December 31, 2020				Maturity							Total		Effective rate	Nominal rate
				Up to 3 months	3 to 12 months	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Current	Non Current
Tax ID	Name	Currency	Bonds	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	—	25,426	24,644	23,863	23,081	22,299	81,380	25,426	175,266	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	—	10,170	9,858	9,545	9,232	8,920	32,552	10,170	70,107	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	—	8,098	26,500	25,764	25,027	24,291	149,427	8,098	251,009	4.00%	4.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Q	—	10,375	—	—	—	—	—	10,375	—	3.00%	3.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	—	7,295	7,295	7,295	7,295	7,295	273,750	7,295	302,930	3.60%	3.60%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	—	4,878	4,878	4,878	4,878	4,878	209,325	4,878	228,837	2.40%	2.40%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	—	2,563	2,563	2,563	2,563	2,563	130,356	2,563	140,608	2.10%	2.10%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	—	6,032	6,032	6,032	6,032	6,032	333,461	6,032	357,589	2.70%	2.70%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2022	2,996	2,996	129,164	—	—	—	—	5,992	129,164	4.75%	4.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2024	11,250	11,250	22,500	22,500	522,500	—	—	22,500	567,500	4.50%	4.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2027	—	19,375	19,375	19,375	19,375	19,375	538,750	19,375	616,250	3.88%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2047	—	22,000	22,000	22,000	22,000	22,000	884,000	22,000	972,000	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2029	—	21,250	21,250	21,250	21,250	21,250	574,375	21,250	659,375	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2049	—	27,500	27,500	27,500	27,500	27,500	1,146,250	27,500	1,256,250	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2030	10,500	10,500	21,000	21,000	21,000	21,000	594,500	21,000	678,500	4.20%	4.20%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2050	12,875	12,875	25,750	25,750	25,750	25,750	1,130,875	25,750	1,233,875	5.15%	5.15%
—	Prime-Line, Inc.	U.S. Dollars	Bond ADFA 2014	128	384	512	512	512	512	1,493	512	3,541	4.84%	4.84%
—	Prime-Line, Inc.	U.S. Dollars	Bond ADFA 2013	38	113	149	112	—	—	—	151	261	4.00%	4.00%

			Total	37,787	203,080	370,970	239,939	737,995	213,665	6,080,494	240,867	7,643,062

December 31, 2020				Maturity							Total
				Up to 3 months	3 to 12 months	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Current	Non Current
Tax ID	Name	Currency	Underlying asset class	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
85.805.200-9	Forestal Arauco S.A.	U.F.	Motor vehicles	527	1,563	1,578	1,057	569	431	271	2,090	3,906
85.805.200-9	Forestal Arauco S.A.	U.F.	Plants and equipments	1,511	2,005	1,410	41	—	—	—	3,516	1,451
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Plants and equipments	384	259	153	76	—	—	—	643	229
85.805.200-9	Forestal Arauco S.A.	U.F.	Other properties, plant and equipment	1,518	3,812	4,459	46	—	—	—	5,330	4,505
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Other properties, plant and equipment	72	217	120	—	—	—	—	289	120
—	Arauco Argentina S.A.	U.S. Dollars	Buildings and constructions	116	334	34	—	—	—	—	450	34
—	Arauco Argentina S.A.	U.S. Dollars	IT equipment	13	39	35	—	—	—	—	52	35
—	Arauco Argentina S.A.	U.S. Dollars	Other properties, plant and equipment	—	—	—	—	—	—	—	—	—
—	Arauco Argentina S.A.	U.S. Dollars	Plants and equipments	347	1,040	1,386	1,002	668	—	—	1,387	3,056
—	Arauco Argentina S.A.	U.S. Dollars	Motor vehicles	744	2,316	1,804	1,589	750	—	—	3,060	4,143
—	Novo Oeste Gestao de Ativos Florestais S.A.	Brazilian Real	Lands	—	—	—	—	—	—	—	—	—
—	Arauco Industria de Paineis S.A.	Brazilian Real	Other properties, plant and equipment	3	10	8	—	—	—	—	13	8
—	Arauco Industria de Paineis S.A.	Brazilian Real	IT equipment	14	42	38	1	—	—	—	56	39
—	Arauco Industria de Paineis S.A.	Brazilian Real	Motor vehicles	118	355	177	—	—	—	—	473	177
—	Arauco Forest Brasil S.A.	Brazilian Real	IT equipment	7	17	16	2	—	—	—	24	18
—	Arauco Forest Brasil S.A.	Brazilian Real	Lands	676	2,027	2,476	2,702	2,702	2,702	4,728	2,703	15,310
—	Arauco Florestal Arapoti S.A.	Brazilian Real	IT equipment	5	8	5	—	—	—	—	13	5
—	Arauco do Brasil S.A.	Brazilian Real	Buildings and constructions	75	226	301	301	75	—	—	301	677
—	Arauco do Brasil S.A.	U.S. Dollars	IT equipment	—	—	—	—	—	—	—	—	—
—	Arauco do Brasil S.A.	Brazilian Real	IT equipment	34	64	49	3	—	—	—	98	52
—	Arauco do Brasil S.A.	Brazilian Real	Motor vehicles	84	252	408	—	—	—	—	336	408
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.F.	Buildings and constructions	428	1,283	1,597	1,170	—	—	—	1,711	2,767
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.F.	Motor vehicles	197	527	603	312	141	88	27	724	1,171
93.458.000-1	Celulosa Arauco y Constitucion S.A.	Chilean pesos	Buildings and constructions	18	55	74	18	—	—	—	73	92
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.S. Dollars	Plants and equipments	1,612	—	—	—	—	—	—	1,612	—
93.458.000-1	Celulosa Arauco y Constitucion S.A.	Chilean pesos	Motor vehicles	5,055	15,165	20,220	7,005	—	—	—	20,220	27,225
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.S. Dollars	Motor vehicles	45	136	30	—	—	—	—	181	30
—	Arauco North America, Inc.	U.S. Dollars	Lands	—	—	—	—	—	—	—	—	—
—	Arauco North America, Inc.	U.S. Dollars	Buildings and constructions	267	822	1,156	1,285	1,426	1,581	3,275	1,089	8,723
—	Arauco North America, Inc.	U.S. Dollars	Motor vehicles	38	118	247	138	123	—	—	156	508
—	Arauco North America, Inc.	U.S. Dollars	Other properties, plant and equipment	—	—	—	—	—	—	—	—	—
—	Arauco Canada Limited	Canadian dollars	Other properties, plant and equipment	—	—	—	—	—	—	—	—	—
—	Arauco Canada Limited	Canadian dollars	Buildings and constructions	25	78	9	—	—	—	—	103	9
—	Arauco Canada Limited	Canadian dollars	Motor vehicles	13	41	57	91	34	—	—	54	182
—	Celulosa y Energía Punta Pereira S.A.	U.S. Dollars	Plants and equipments	139	418	383	384	384	384	7,094	557	8,629
—	Celulosa y Energía Punta Pereira S.A.	U.S. Dollars	Buildings and constructions	—	—	—	—	—	—	—	—	—
—	Eufores S.A.	U.S. Dollars	Lands	975	2,980	5,744	5,549	5,245	4,819	32,721	3,955	54,078
—	Eufores S.A.	U.S. Dollars	Other properties, plant and equipment	—	—	—	—	—	—	—	—	—
—	Eufores S.A.	U.S. Dollars	Plants and equipments	306	917	1,222	1,222	1,222	1,222	2,445	1,223	7,333
—	Eufores S.A.	U.S. Dollars	Buildings and constructions	70	210	117	117	49	—	—	280	283
96.510.970-6	Maderas Arauco S.A.	Chilean pesos	Motor vehicles	3,906	10,298	12,736	5,840	—	—	—	14,204	18,576
96.510.970-6	Maderas Arauco S.A.	U.F.	Motor vehicles	125	322	345	105	28	6	2	447	486
96.510.970-6	Maderas Arauco S.A.	U.F.	Lands	—	—	—	—	—	—	—	—	—
—	Arauco Colombia S.A.	U.S. Dollars	Buildings and constructions	10	—	—	—	—	—	—	10	—
—	Arauco Colombia S.A.	U.S. Dollars	Fixed facilities and accesories	137	411	—	—	—	—	—	548	—
—	Arauco Europe Cooperatief U.A.	Euros	Motor vehicles	8	12	11	10	—	—	—	20	21
—	Arauco Europe Cooperatief U.A.	Euros	Buildings and constructions	17	52	77	79	81	7	—	69	244
—	Araucomex S.A. de C.V.	Mexican pesos	Buildings and constructions	26	80	112	98	—	—	—	106	210
—	Araucomex S.A. de C.V.	U.S. Dollars	Buildings and constructions	358	970	2,251	1,859	1,815	—	—	1,328	5,925
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Plants and equipments	261	—	—	—	—	—	—	261	—
—	Arauco Industria de México, S.A. de C.V.	U.S. Dollars	Plants and equipments	94	288	131	—	—	—	—	382	131
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Buildings and constructions	—	—	—	—	—	—	—	—	—
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Lands	—	—	—	—	—	—	—	—	—
—	Arauco Industria de México, S.A. de C.V.	U.S. Dollars	Lands	—	—	—	—	—	—	—	—	—
—	Araucomex Servicios S.A. de C.V.	Mexican pesos	Motor vehicles	20	59	17	—	—	—	—	79	17
96.637.330-K	Servicios Logisticos Arauco S.A.	U.F.	Motor vehicles	24	62	70	16	—	—	—	86	86
79.990.550-7	Investigaciones Forestales Bioforest S.A.	U.F.	Motor vehicles	21	40	38	21	5	—	—	61	64

			Total	20,443	49,930	61,704	32,139	15,317	11,240	50,563	70,373	170,963

As part of the policy of Arauco, it considers compliance with all Accounts Payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

Regarding the Libor rate and its discontinuity, at the end of December 2021 Arauco maintains 5.1% of its total debt at said rate and it is not estimated that the effect of its elimination will be material. Additionally, Arauco maintains interest rate derivatives for 98.5% of its Libor rate based debt.
Guarantees
As of the date of these consolidated financial statements, Arauco has financial assets of approximately MU.S.$ 47 that have been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.
As of December 31, 2021, the total assets pledged as an indirect guarantee were MU.S.$ 362. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.
On September 29, 2011, Arauco entered into a Security Agreement under which it granted a non-joint
guarantee limited to 50% of the obligations of the Uruguayan companies (joint ventures) Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A., under the IDB Facility Agreement in the amount of up to MU.S.$ 454 and the Finnevera Guaranteed Facility Agreement in the amount of up to MU.S.$ 900. Both loan agreements were signed with the International Development Bank. Such guarantee is included in the table below, under indirect guarantees.
Direct and indirect guarantees granted by Arauco:

DIRECT
Subsidiary	Guarantee	Assets Pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	488	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	209	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	373	Railways
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	2,287	Ministry of Public Works (MOP)
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	230	Illustrious municipality of Arauco
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	15,377	Sociedad Concesionaria Autopista Costa Arauco S.A.
Arauco Forest Brasil S.A.	Mortgage Industrial Plant of Jaguariaíva of Arauco do Brasil	Property plant and equipment	Brazilian Real	27,473	BNDES
Arauco Forest Brasil S.A.	Endorsement of Arauco do Brasil	—	Brazilian Real	382	Bank Votorantim S.A.
Arauco Florestal Arapoti S.A.	Endorsement of Arauco do Brasil	—	Brazilian Real	431	Bank Votorantim S.A.

		Total		47,250

INDIRECT
Subsidiary	Guarantee	Assets Pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Suretyship not supportive and cumulative	—	U.S. Dollar	92,105	Joint Ventures (Uruguay)
Celulosa Arauco y Constitución S.A.	Full Guarantee	—	U.S. Dollar	270,000	Arauco North America, Inc.
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Brazilian Real	206	Arauco Forest Brasil

		Total		362,311

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
Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean Peso. This fluctuation range is considered possible given current market conditions as of the date of these financial statements. With all other variables at a constant rate, a U.S. Dollar exchange rate variation of +/- 10% in relation to the Chilean Peso would mean a change in the net income year after tax +/- 0.6% (equivalent to ThU.S.$ -/+ 5,675), and +/- 0.04% of equity (equivalent to ThU.S.$ -/+ 3,405).
Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian Real, which is considered a possible range of fluctuation given the market conditions as of the date of these financial statements. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian Real would mean a variation on the net income after tax +/- 0.21% (equivalent to ThU.S.$-/+$ 2,208) and a change on the equity of +/- 1.20% (equivalent to ThU.S. -/+$ 93,516).

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
Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods
Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of December 31, 2021, 5.7% our financial debt accrues interest at variable rates. A change of +/- 10% in the interest rate is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 0.005% (equivalent to ThU.S.$-/+ 49) and +/- 0.0004% (equivalent to ThU.S.$-/+ 29) on equity.

	December 2021 ThU.S.$	Total
Fixed rate	5,262,448	94.3%
Bonds issued	4,426,033
Bank borrowings and others (*)	673,111
Lease liabilities	163,304
Variable rate	318,845	5.7%
Bonds issued	—
Bank borrowings	318,845
Total	5,581,293	100.0%

	December 2020 ThU.S.$	Total
Fixed rate	5,631,837	90.9%
Bonds issued	4,707,944
Bank borrowings and others (*)	712,138
Lease liabilities	211,755
Variable rate	562,122	9.1%
Bonds issued	—
Bank borrowings	562,122
Total	6,193,959	100.0%

(*)	Includes variable rate bank borrowings changed by fixed rate swaps.

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
As of December 31, 2021, revenue due to pulp sales accounted for 44.1% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.
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
Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean a variation of +/- 18.6% (equivalent to ThU.S.$-/+ 191,921) on the income for the year after tax and +/- 1.47% (equivalent to ThU.S.$ -/+ 115,153) on equity.

NOTE 24. REPORTABLE SEGMENTS
The main products that generate revenue for each reportable segment are described as follows:
Pulp segment
The main products sold by this reportable segment are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), pulp fluff and dissolving pulp (DP). Additionally, it manages a forest plantations in order to supply its production plants and, at the same time, to sell to the wood products segment or to third parties what it does not use (pruning, sawing, poles and chips). Finally, depending on the needs, it buys logs and chips from third parties which are consumed or sold to the wood products segment.
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
Arauco has seven plants, five in Chile, one in Argentina and one in Uruguay (50% property of Arauco) and they have a total production capacity of approximately 4 million tons per year. Pulp is sold in more than 41 countries, mainly in Asia and Europe.

Wood products segment
The main products sold by this segment correspond to plywood, MDF (Medium Density Fiberboard), PB (chipboard), sawn wood of different dimensions and remanufactured products such as moldings, pre-cut
pieces, finger joints, among others.
The Panels area produces a wide range of panel products and several kinds of moldings aimed at the furniture, decoration and construction industries. It consists of 20 industrial plants: 4 in Chile, 2 in Argentina, 4 in Brazil, 2 in Mexico, and 8 plants around USA and Canada. The Company has a total annual production capacity of 7.6 million cubic meters of PBO, MDF, plywood and moldings.
Through the joint venture Sonae Arauco, Arauco produces and sells wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of 2 panel plants and one sawmill in Spain; 2 panel plants and one resin plant in Portugal; 4 panel plants in Germany and 2 panel plants in South Africa. In total, Sonae Arauco’s production capacity is approximately 1.5 million m3 of MDF, 2.4 million m3 of PB, 460,000 m3 of OSB and 70,000 m3 of sawn timber.
Including Sonae Arauco at 50%, Arauco totalize a capacity of 4.3 million m3 of MDF, 4.5 million m3 of PB and 230,000 m3 of OSB in its plants.
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
Arauco has no customers representing 10% or more of its revenues.
According to Note 2 Accounting Policies, changes in Accounting Estimates, since January 1, 2021, Arauco has two operating and reportable segments for the financial reporting purposes: pulp and wood products. Segment financial information for 2020 and 2019 has been recast for comparability purposes according to the new operating and reporting structure.

Below, please find summarized information concerning the assets, liabilities and profits and losses at the end of each period, by segments. The profit (loss) of each segment informed takes into consideration that taxes and income and financial costs have not been allocated to the various segments, and are shown as part of the Corporate’s segment:

Period ended December 31, 2021	Pulp	Wood products	Others	Corporate	Subtotal	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from sales of goods	2,702,346	3,549,096	—	—	6,251,442		6,251,442
Revenues from rendering of services	97,988	1	330	—	98,319		98,319
Revenues from ordinary activities	2,800,334	3,549,097	330	—	6,349,761		6,349,761

Revenues from transactions with other operating segments	1,191,530	30,396	43,737	—	1,265,663	(1,265,663)	—

Finance income	—	—	—	33,499	33,499		33,499
Finance costs	—	—	—	(219,982)	(219,982)		(219,982)
Net finance costs	—	—	—	(186,483)	(186,483)		(186,483)

Depreciation and amortizations	297,413	182,493	1,634	11,164	492,704		492,704
Other income	331,827	22,935	265	23,950	378,977		378,977
Other expenses	141,338	27,315	6,140	17,308	192,101		192,101

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	2,380	—	—	(2,050)	330		330
Joint ventures	—	35,250	—	(4,194)	31,056		31,056

Income tax expense	—	—	—	(402,914)	(402,914)		(402,914)

Profit (loss) of each reportable segment	851,804	906,745	(9,605)	(717,345)	1,031,599		1,031,599

Geographical information on revenues
Revenue – Chilean entities	1,933,450	1,538,804	330	—	3,472,584		3,472,584
Revenue – Foreign entities	866,884	2,010,293	—	—	2,877,177		2,877,177
Total Ordinary Income	2,800,334	3,549,097	330	—	6,349,761		6,349,761

Period ended December 31, 2021	Pulp	Wood products	Others	Corporate	Subtotal	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	1,461,957	76,088	870	3,801	1,542,716	—	1,542,716
Acquisition and contribution of investments in associates and joint venture	—	—	—	61,372	61,372	—	61,372

Period ended December 31, 2021	Pulp	Wood products	Others	Corporate	Subtotal	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment assets	12,234,443	3,017,154	19,350	1,487,952	16,758,899	(97,589)	16,661,310
Segment assets (excluding deferred tax assets)	12,234,443	3,017,154	19,350	1,480,315	16,751,262	(97,589)	16,653,673
Deferred tax assets				7,637	7,637		7,637

Investments accounted through equity method
Associates	26,823	—	—	56,101	82,924		82,924
Joint Ventures	—	203,504	—	50,214	253,718		253,718
Segment liabilities	723,046	475,871	11,010	7,632,879	8,842,806		8,842,806
Segment liabilities (excluding deferred tax liabilities)	723,046	475,871	11,010	5,885,074	7,095,001		7,095,001
Deferred tax liabilities				1,747,805	1,747,805		1,747,805

Geographical information on non-current assets
Chile	7,978,472	528,776	18,307	330,600	8,856,155	(9,304)	8,846,851
Foreign countries	2,671,205	1,200,693	—	23,236	3,895,134		3,895,134
Non-current assets, Total	10,649,677	1,729,469	18,307	353,836	12,751,289	(9,304)	12,741,985

Period ended December 31, 2020	Pulp	Wood products	Others	Corporate	Subtotal	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from goods sale	2,038,847	2,623,465	—	—	4,662,312		4,662,312
Revenues from rendering of services	70,431	15	111	—	70,557		70,557
Revenues from ordinary activities	2,109,278	2,623,480	111	—	4,732,869		4,732,869

Revenues from transactions with other operating segments	1,111,289	21,556	34,149		1,166,994	(1,166,994)	—

Finance income	—	—	—	29,449	29,449		29,449
Finance costs	—	—	—	(268,179)	(268,179)		(268,179)
Net finance costs	—	—	—	(238,730)	(238,730)		(238,730)

Depreciation and amortizations	312,092	192,295	1,547	10,078	516,012		516,012
Other income	235,320	42,723	89	5,684	283,816		283,816
Other expenses	114,720	50,369	1	17,793	182,883		182,883

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	1,346	—	—	3,475	4,821		4,821
Joint ventures	—	(1,994)	—	(510)	(2,504)		(2,504)

Income tax expense	—	—	—	(41,848)	(41,848)		(41,848)

Profit (loss) of each reportable segment	201,548	260,504	(2,927)	(433,820)	25,305		25,305

Geographical information on revenues
Revenue – Chilean entities	1,476,060	1,136,322	111	—	2,612,493		2,612,493
Revenue – Foreign entities	633,218	1,487,158	—	—	2,120,376		2,120,376
Total Ordinary Income	2,109,278	2,623,480	111	—	4,732,869		4,732,869

Period ended December 31, 2020	Pulp	Wood products	Others	Corporate	Subtotal	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Amounts of additions to non-current assets
Acquisition of property, plant and equipment and biological assets	1,618,239	95,672	437	2,639	1,716,987	—	1,716,987

Acquisition and contribution of investments in associates and joint venture	—	—	—	19,433	19,433	—	19,433

Period ended December 31, 2020	Pulp	Wood products	Others	Corporate	Subtotal	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment assets	11,543,571	2,886,177	24,941	1,623,700	16,078,389	(50,070)	16,028,319
Segments assets (excluding deferred tax assets)	11,543,571	2,886,177	24,941	1,617,659	16,072,348	(50,070)	16,022,278
Deferred tax assets				6,041	6,041		6,041

Investments accounted through equity method
Associates	29,205	—	—	56,509	85,714		85,714
Joint Ventures	—	187,388	—	43,837	231,225		231,225
Segment liabilities	494,065	471,024	8,574	7,639,021	8,612,684		8,612,684
Segment liabilities (excluding deferred tax liabilities)	494,065	471,024	8,574	6,175,135	7,148,798		7,148,798
Deferred tax liabilities				1,463,886	1,463,886		1,463,886

Geographical information on non-current assets
Chile	7,487,475	588,973	24,305	314,330	8,415,083	(6,380)	8,408,703
Foreign countries	2,731,405	1,277,666	—	66,220	4,075,291		4,075,291
Non-current assets, Total	10,218,880	1,866,639	24,305	380,550	12,490,374	(6,380)	12,483,994

Period ended December 31, 2019	Pulp	Wood products	Others	Corporate	Subtotal	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from goods sale	2,424,951	2,820,538	—		5,245,489		5,245,489
Revenues from rendering of services	83,210	73	442		83,725		83,725
Revenues from external customers	2,508,161	2,820,611	442		5,329,214		5,329,214

Revenues from transactions with other operating segments	1,173,697	24,728	36,290		1,234,715	(1,234,715)	—

Finance income	—	—	—	32,582	32,582		32,582
Finance costs	—	—	—	(273,639)	(273,639)		(273,639)
Net finance costs	—	—	—	(241,057)	(241,057)		(241,057)

Depreciation and amortizations	318,446	190,040	1,396	9,498	519,380		519,380
Other income	179,424	32,943	84	41,616	254,067		254,067
Other expenses	108,165	81,784	493	13,256	203,698		203,698

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	4,120	—	—	3,296	7,416		7,416
Joint ventures	—	(688)	—	1,047	359		359

Income tax expense	—	—	—	(535)	(535)		(535)

Profit (loss) of each reportable segment	353,186	67,334	(2,521)	(356,029)	61,970		61,970

Geographical information on revenues
Revenue – Chilean entities	1,770,541	1,124,941	442		2,895,924		2,895,924
Revenue – Foreign entities	737,620	1,695,670	—		2,433,290		2,433,290
Total Ordinary Income	2,508,161	2,820,611	442		5,329,214		5,329,214

Period ended December 31, 2019	Pulp	Wood products	Others	Corporate	Subtotal	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	1,113,611	162,731	1,096	2,769	1,280,207	—	1,280,207

Acquisition and contribution of investments in associates and joint venture	—	—	—	171,841	171,841	—	171,841

Period ended December 31, 2019	Pulp	Wood products	Others	Corporate	Subtotal	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment assets	10,788,509	3,101,716	21,180	1,985,595	15,897,000	(36,970)	15,860,030
Segments assets (excluding deferred tax assets)	10,788,509	3,101,716	21,180	1,979,528	15,890,933	(36,970)	15,853,963
Deferred tax assets	—	—	—	6,067	6,067		6,067

Investments accounted through equity method
Associates	38,370	—	—	55,209	93,579		93,579
Joint Ventures	—	172,321	—	27,218	199,539		199,539
Segment liabilities	334,525	425,116	8,466	7,722,508	8,490,615		8,490,615
Segment liabilities (excluding deferred tax liabilities)	334,525	425,116	8,466	6,362,321	7,130,428		7,130,428
Deferred tax liabilities	—	—	—	1,360,187	1,360,187		1,360,187

Geographical information on non-current assets
Chile	6,561,796	640,275	20,530	265,930	7,488,531	(3,440)	7,485,091
Foreign countries	2,947,099	1,408,923	—	87,536	4,443,558	—	4,443,558
Non-current assets, Total	9,508,895	2,049,198	20,530	353,466	11,932,089	(3,440)	11,928,649

Information required by geographic area:

	Geographical area
2021	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Mexico	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from goods sale	3,409,152	524,976	630,440	1,041,285	454,498	191,091	6,251,442
Revenues from rendering of services	63,432	—	—	—	34,886	1	98,319
Revenues as of December 31, 2021	3,472,584	524,976	630,440	1,041,285	489,384	191,092	6,349,761
Non-current Assets at 12-31-2021 other than deferred tax	8,842,910	688,698	642,578	735,846	1,698,320	125,995	12,734,347

	Geographical area
2020	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Mexico	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from goods sale	2,573,641	379,200	414,622	829,497	333,104	132,248	4,662,312
Revenues from rendering of services	38,852	—	—	—	31,690	15	70,557
Revenues as of December 30, 2020	2,612,493	379,200	414,622	829,497	364,794	132,263	4,732,869
Non-current Assets at 12-31-2020 other than deferred tax	8,404,695	741,337	694,079	774,969	1,725,736	137,137	12,477,953

	Geographical area
2019	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Mexico	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from goods sale	2,841,003	395,689	542,676	928,617	410,834	126,670	5,245,489
Revenues from rendering of services	54,921	—	—	—	28,731	73	83,725
Revenues at 12-31-2019	2,895,924	395,689	542,676	928,617	439,565	126,743	5,329,214
Non-current Assets at 12-31-2019 other than deferred tax	7,480,456	781,693	947,265	832,570	1,724,698	155,900	11,922,582

NOTE 25. OTHER
NON-FINANCIAL
ASSETS AND
NON-FINANCIAL
LIABILITIES

	12-31-2021	12-31-2020
Current non-financial assets	ThU.S.$	ThU.S.$
Roads to amortize current	56,949	55,000
Prepayment to amortize (insurance and others)	21,749	16,671
Recoverable taxes (GST and others)	83,996	91,337
Other current non-financial assets	5,196	5,589
Total	167,890	168,597

	12-31-2021	12-31-2020
Non-current non-financial assets	ThU.S.$	ThU.S.$
Roads to amortize, non-current	72,054	91,441
Guarantee values	3,296	3,605
Recoverable taxes	4,605	14,437
Other non-current non-financial assets	8,594	3,731
Total	88,549	113,214

	12-31-2021	12-31-2020
Current non-financial liabilities	ThU.S.$	ThU.S.$
Provision of minimum dividend (1)	125,657	698
ICMS, PIS-COFINS and other tax payables - Brazil	24,590	24,997
Other tax payable	17,618	17,851
Other Current non-financial liabilities	5,789	1,184
Total	173,654	44,730

(1)
In 2021, Arauco update the dividend policy of the Company, establishing that in respect of fiscal year 2021, it willbe distributed among the shareholders an amount equivalent to the 40% of the cash income for such year capable of being distributed as dividends.

	12-31-2021	12-31-2020
Non-current non-financial liabilities	ThU.S.$	ThU.S.$
ICMS tax payable - Brazil	74,780	82,033
Other non-current non-financial liabilities	2,226	1,270
Total	77,006	83,303

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
In 2021, Arauco updated the dividend policy of the Company, establishing that in respect of fiscal year 2021, it will be distributed among the shareholders an amount equivalent to the 40% of the cash income for such year capable of being distributed as dividends, excluding from the calculation of such cash income the extraordinary benefits that the Company will obtain, through its subsidiary Forestal Arauco S.A., for the sale of several real estate to Vista Hermosa Inversiones Forestales SpA.
As of December 31, 2021 Arauco in the Financial Statements has recognized the balance of minimum dividend provision of the parent company for ThU.S.$ 125,012. As of November 5, 2021 Arauco paid ThU.S.$ 271,000 decreasing the minimum dividend provision.
In consideration of the profits obtained by the Company during this year, in the Extraordinary Shareholders’ Meeting held on October 12, 2021, it was agreed the distribution of a definitive dividend (eventual dividend) with charge on the fund of retain profits. Generating a provision for ThU.S.$ 200,000, it was paid from October 25, 2021.
The following table details the adjustments made for the determination of distributable net profit as of December 31, 2021, 2020 and 2019:

	Distributable Net Profit
	12-31-2021 ThU.S.$	12-31-2020 ThU.S.$	12-31-2019 ThU.S.$
Net profit attributable to parent company	1,030,812	25,843	61,784
Adjustments:
Sale of lands	(167,802)	—	—
Biological assets
Unrealized gains/losses	(79,452)	(183,927)	(153,497)
Realized gains/losses	249,441	208,064	197,891
Deferred income taxes	(42,970)	(4,684)	(10,630)
Total biological assets	127,019	19,453	33,764
Profit due bargain acquisition (net)	—	—	(21,674)

Total adjustments	(40,783)	19,453	12,090

Distributable Net Profit	990,029	45,296	73,874

Basic and diluted earnings per share
Basic and diluted earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

	January-December
	2021	2020	2019
	ThU.S.$	ThU.S.$	ThU.S.$
Profit or loss attributable to ordinary equity holder of parent	1,030,812	25,843	61,784
Weighted average of number of shares	119,414,435	114,269,961	113,159,655
Basic and diluted earnings per share (in U.S.$ per share)	8.6322	(0.2262)	0.5460
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
Arauco’s commitment is not only with its workers, but also with the communities where we operate. In this regard, we have developed programs aimed at strengthening the capacities of the health system, through massive sanitation and fumigation programs of common spaces in the suburbs where we are present in Chile and delivery of sanitary supplies and essential reagents for 8 thousand diagnostic tests in the Ñuble region. In addition, support has been provided in temperature taking points and sanitary barriers in coordination with authorities; contributuion of hospital equipment and mechanical fans in Curanilahue, Biobío region; support in the implementation of rest areas for hospital personnel and improvements in spaces within hospitals in Chile; and collaborated in research for the development of mechanical fans.

On the other hand, our employees have participated as volunteers to deliver food boxes, as part of the campaign promoted by the CPC to reach the most vulnerable families in the country. This initiative entailed deliverying 5,226 food boxes in 28 communes of Chile, and putting together a network of Arauco Chile seamstresses for the development of reusable masks. Support was also provided, through the Fundación AcercaRedes, to the economy of small producers in Chile and for thereopening of agricultura fairs, applying various sanitation actions and delivering health kits. A network of volunteers was also assembled to support families living in rural areas.
No significant economic impacts have been generated in the operations reflected in Arauco’s financial statements.
NOTE 28. SUBSEQUENT EVENTS
In a meeting of the Board of Directors of the Company held on September 28, 2021, and as it was informed to the CMF and to the market as a Material Fact (hecho esencial) on the same date, it was agreed, among other matters, to update the Company’s dividend policy, establishing that for fiscal year 2021, an amount equivalent to 40% of the distributable net income for such year would be distributed as dividends among shareholders, excluding from the calculation of such net income any extraordinary profits that the Company obtained, through its subsidiary Forestal Arauco S.A., from the sale of real estate to Vista Hermosa Inversiones Forestales SpA. It was also informed that for subsequent fiscal years, amount equivalent to the 40% of the distributable net income for each fiscal year will be distributed as dividends. Lastly, it was agreed in such opportunity that in any event, the Board of Directors may decide to distribute and pay interim dividends to the shareholders, to the extent that it expects the year to finalize with positive results and that the Company’s liquidity allows such distribution and payment.
On April 8, 2022, our Board of Directors approved an amendment to the abovementioned dividend policy in respect of net income obtained in fiscal year 2021, in order to include in the calculation of the distributable net income for such fiscal year the extraordinary profits obtained by the Company for the aforementioned sale of real estate by the subsidiary Forestal Arauco S.A. to Vista Hermosa Inversiones Forestales SpA. The amendment to the dividend policy is based upon the very positive financial results obtained by Arauco during fiscal year 2021, already informed to the market, and its current cash availability.
Therefore, it was agreed in the same board of directors’ meeting held on the date hereof, to propose to the Shareholders’ Meeting of the Company summoned for April 26, 2022, the payment of the minimum definitive mandatory dividend (dividendo definitivo mínimo obligatorio) indicated below, which will be allocated to the net income obtained in the fiscal year ended December 31, 2021, charged to the results of the same fiscal year:

•	Dividend of US$1.5947992524 per share, unique series.
This dividend corresponds to the 40% of the net income of fiscal year 2021, once deducted the interim dividend paid to the shareholders starting on November 5, 2021.
The authorization for the issuance and publication of these consolidated financial statements for the period ended December 31, 2021 was approved by the Board of Directors of Arauco at the Extraordinary Meeting No. 667 held on April 13, 2022.
Subsequent to December 31, 2021 and as of the date of issuance of these consolidated financial statements, there have been no events, other than the one discussed above, that could materially affect the presentation of these financial statements.