Form 20-F
period 2022-12-31
ARAUCO & CONSTITUTION PULP INC
filed 2023-04-20
CIK 1004156

As filed with the Securities and Exchange Commission on April
19
, 2023

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________________ to __________________.
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report __________________.

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
☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).
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
. The UF is a unit of account that is linked to, and adjusted daily to reflect changes in, the Chilean consumer price index Reported by the
Instituto Nacional de Estadísticas
(Chilean National Institute of Statistics). As of December 31, 2022, one UF equaled U.S.$41.02 and Ch$35,110.98.

Regarding our pulp business, references to “hardwood” kraft pulp are to pulp made from eucalyptus or short fiber, and references to “softwood” kraft pulp are to pulp made from pine or long fiber.

Presentation of Financial and Other Data

This report includes the audited consolidated statement of financial position of Arauco and our subsidiaries as of December 31, 2022 and 2021 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years for the period ended December 31, 2022 (collectively, the “audited consolidated financial statements” or “financial statements”). In addition, this report includes selected financial information as of and for the periods ended December 31, 2018, 2019, 2020, 2021 and 2022.

We make statements in this report about the pulp market partly on the basis of information from third-party sources. This information is principally sourced from reports published by Hawkins Wright Ltd. and Resource Information Systems Inc. (“Fastmarkets RISI”), which are specialized consultants in the pulp market, and other data providers.

For your convenience, this annual report contains certain translations of Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, the U.S. dollar equivalent for information in Chilean pesos is based on the observed exchange rate reported by Banco Central de Chile, which we refer to as the “Central Bank of Chile” or the “Central Bank.” The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. On December 31, 2022, the observed exchange rate for Chilean pesos, as published in the website of the
Diario Oficial de la República de Chile
(Official Gazette) on January 3, 2023, was Ch$855.86 to U.S.$1.00, and on April
12,
2023, the observed exchange rate was Ch
$811.75
to U.S.$1.00, as published in the website of the Official Gazette on April
12,
2023. You should not construe these translations as representations that the Chilean peso amounts actually represent such dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. Unless otherwise specified, references to the devaluation or the appreciation of the Chilean peso against the U.S. dollar are in nominal terms (without adjusting for inflation) based on the observed exchange rates published by the Central Bank of Chile for the relevant period.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

Selected Consolidated Financial Data

The selected consolidated financial information as of December 31, 2018, 2019, 2020, 2021 and 2022 and for each of the five years then ended is derived from, should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements which have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

	As of and for the year ended December 31,
	2022	2021	2020	2019	2018
	(in thousands of U.S. dollars, except ratios and share data)
INCOME STATEMENT DATA
Revenue	7,102,070	6,349,761	4,732,869	5,329,214	5,954,833
Cost of sales	(4,274,496)	(3,681,603)	(3,445,284)	(3,910,378)	(3,722,749)
Gross profit	2,827,574	2,668,158	1,287,585	1,418,836	2,232,084
Other income	100,129	378,977	283,816	232,393	124,304
Distribution costs	(922,226)	(682,996)	(535,704)	(586,873)	(556,805)
Administrative expenses	(613,608)	(577,147)	(510,137)	(554,038)	(561,284)
Other expenses	(373,889)	(192,101)	(182,883)	(203,698)	(95,880)
Other gains (losses)	0	0	0	21,674	14,213
Finance income	72,116	33,499	29,449	32,582	20,895
Finance costs	(200,366)	(219,982)	(268,179)	(273,639)	(214,779)
Share of profit (loss) of associates and joint ventures accounted for using equity method	33,684	31,386	2,317	7,775	17,246
Exchange rate differences	(77,067)	(5,281)	(39,111)	(32,507)	(26,470)
Income before income tax	846,347	1,434,513	67,153	62,505	953,524
Income tax	(142,121)	(402,914)	(41,848)	(535)	(226,765)
Net income	704,226	1,031,599	25,305	61,970	726,759
BALANCE SHEET DATA
Current assets	3,774,921	3,919,325	3,544,325	3,931,381	3,441,160
Property, plant and equipment	9,848,822	9,133,490	8,544,438	7,932,562	7,174,693
Biological assets (1)	3,195,370	3,008,897	3,598,827	3,669,426	3,652,263
Total assets	17,180,108	16,661,310	16,028,319	15,860,030	14,593,748
Total current liabilities	1,526,284	1,429,642	1,097,593	1,261,522	1,579,764
Total non-current liabilities	7,393,840	7,413,164	7,515,091	7,229,093	5,675,013
Issued capital	803,618	803,618	603,618	353,618	353,618
Total equity	8,259,984	7,818,504	7,415,635	7,369,415	7,338,971
CASH FLOW DATA
Cash flow from (used in) operating activities	1,700,492	1,939,878	1,142,144	675,250	1,287,545
Cash flow from (used in) investing activities	(1,469,976)	(1,136,778)	(1,678,855)	(1,317,741)	(893,982)
Cash flow from (used in) financing activities	(527,219)	(822,241)	56,204	1,145,020	123,247
Net (decrease) increase in cash and equivalents before effect of exchange rate changes	(296,703)	(19,141)	(480,507)	502,529	516,810
OTHER FINANCIAL DATA
Capital expenditures (2)	1,431,420	1,362,268	1,740,634	1,198,906	937,934
Depreciation and amortization	507,029	492,704	516,012	519,380	407,422
Fair value cost of timber harvested(3)	431,845	342,701	302,490	323,271	319,448
EBIT (3)	974,597	1,620,996	305,883	303,562	1,147,408
Adjusted EBITDA (3)	2,166,820	2,493,370	1,071,834	1,147,368	1,850,537
Adjusted EBITDA (3)/finance costs	10.81	11.33	4.00	4.19	8.62
Adjusted EBITDA (3)/revenue	30.5%	39.3%	22.6%	21.5%	31.1%
Average debt (4)/Adjusted EBITDA (3)	2.61	2.36	5.71	4.60	2.37
Total debt (5)	5,718,360	5,581,293	6,193,959	6,049,790	4,510,276
Total debt (5)/capitalization(6)	40.9%	41.7%	45.5%	45.1%	38.1%
Total debt (5)/equity attributable to parent company	69.3%	71.5%	83.9%	82.5%	61.8%
Working capital (7)	2,248,637	2,489,683	2,446,732	2,669,859	1,861,396
Number of shares	120,474,350	120,474,350	117,223,375	113,159,655	113,159,655
Net income per share (U.S.$ per share)	5.8	8.6	0.2	0.5	6.4
Dividends paid	380,969	471,167	955	182,109	257,421
Dividends per share (U.S.$ per share)	3.16	3.91	0.01	1.61	2.27

(1)	Biological assets refer to our forests and long-standing trees (current and non-current).
(2)	Includes capital expenditures in respect of property, plant and equipment and biological assets accrued for the period. Excludes acquisitions of companies.
(3)	We calculate EBIT as “net income” before “finance costs,” “finance income” and “income tax”. We calculate EBITDA as EBIT, plus “depreciation and amortization.”

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

The following table presents, for the periods indicated, a reconciliation of EBIT, EBITDA and Adjusted EBITDA to net income.

	As of and for the year ended December 31,
	2022	2021	2020	2019	2018
	(in thousands of U.S. dollars, except ratios and share data)
Net income	704,226	1,031,599	25,305	61,970	726,759
(+) Finance costs	200,366	219,982	268,179	273,639	214,779
(-) Finance income	(72,116)	(33,499)	(29,449)	(32,582)	(20,895)
(+) Income tax	142,121	402,914	41,848	535	226,765
EBIT	974,597	1,620,996	305,883	303,562	1,147,408
(+) Depreciation and amortization(*)	507,029	492,704	516,012	519,380	407,422
EBITDA	1,481,626	2,113,700	821,895	822,942	1,554,830
(+) Fair value cost of timber harvested	431,845	342,701	302,490	323,271	319,448
(-) Gain from changes in fair value of biological assets	(12,932)	(81,986)	(182,950)	(154,705)	(84,476)
(+) Exchange rate differences	77,067	5,281	39,111	32,507	26,470
(+) Others(**)	189,214	113,674	91,288	123,353	34,265
Adjusted EBITDA	2,166,820	2,493,370	1,071,834	1,147,368	1,850,537

(*)	See Note 7 and Note 19 of our audited consolidated financial statements for more detail on depreciation and amortization.

(**)	Reflects other non-cash expenses for loss of forest due to fires, theft and impairment provisions of industrial property, plant and equipment.

(4)	Average debt is calculated as the average of total debt between the beginning and the end of the applicable year.

(5)	Total debt is calculated as the sum of other current financial liabilities and other non-current financial liabilities, minus hedging instruments.

(6)	Capitalization is calculated as total debt, including accrued interest, plus total equity.

(7)	Working capital is calculated by subtracting current liabilities from current assets.

A.          Reserved

B.          Capitalization and indebtedness

Not applicable.

C.          Reasons for the Offer and Use of Proceeds

Not applicable.

D.
Risk Factors

Summary of Risk Factors

We are subject to a number of risks related to our business that are described under “Risk Factors” and elsewhere in this annual report. These risks could materially and adversely impact our business, results of operations, financial condition and future prospects. Among these important risks are the following:

Risks Relating to the Company

•	Fluctuations in market price for our products could adversely affect our financial condition, results of operations and cash flows.

•	Worldwide competition in the markets for our products could adversely affect our business, financial condition, results of operations and cash flows.

•
Global economic and other developments, and particularly economic developments in the Asian, European and U.S. economies, could have an adverse effect on the demand for our products, our financial condition, results of operations and cash flows.

•	We depend on free international trade as well as economic and other conditions in our principal markets.

•	In Chile, we are located in a seismic area that exposes our properties to the risk of earthquakes and tsunamis.

•
The costs of complying with, and addressing liabilities arising under, environmental laws and regulations have in the past and may in the future materially and adversely affect our business, financial condition, results of operations and cash flows.

•
Environmental concerns led to the temporary suspension of our operations at the Valdivia mill in 2005, which adversely affected, and in the future may continue to adversely affect, our business, financial condition, results of operations and cash flows.

•	We have been and currently are subject to legal proceedings related to some of our mills which could adversely affect our business, financial condition, results of operations and cash flows.

•
Our ability to access local and international credit or capital markets may be restricted at a time when we need financing, which could have a material adverse effect on our flexibility to react to changing economic and business conditions.

•	Material disruptions affecting our manufacturing mills, remanufacturing facilities, forestry assets or commercial operations could negatively impact our financial results and forestry operations.

•	Currency fluctuations could have a negative effect on our financial results.

•
We may be adversely affected by changes in LIBOR or SOFR reporting practices or the method in which LIBOR and/or SOFR is determined, or by variations in interest rates, including the planned discontinuation of LIBOR.

•	Disease or fire could affect our forests and manufacturing processes and, in turn, adversely affect our business, financial condition, results of operations and cash flows.

•	Climate change could negatively affect our business, financial condition, results of operations and cash flows.

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

The following table sets forth historic price fluctuations for Norscan bleached softwood kraft market pulp sold in Europe (pulp produced in North American, Nordic and Central European countries and sold to manufacturers of paper products delivered in Northern Europe, or “NBSK – Europe”) which is the benchmark for bleached softwood pulp sold in
Europe
, for Norscan bleached softwood kraft market pulp sold in China (pulp produced in North American, Nordic and Central European countries and sold to manufacturers of paper products delivered in China, or “NBSK – China”) which is the benchmark for bleached softwood pulp sold in China, for bleached hardwood kraft pulp sold in Europe (pulp made from eucalyptus or birch which is sold in Europe or “BHKP – Europe”) which is the benchmark for bleached hardwood pulp sold in Europe, and for bleached hardwood kraft pulp sold in China (pulp made from eucalyptus or birch which is sold in China or “BHKP – China”) which is the benchmark for bleached hardwood pulp sold in China, for each of the years indicated.

	Year ended December 31,
NBSK	2018	2019	2020	2021	2022
Europe
Minimum Price	1,003.33	819.84	819.96	879.79	1,260.00
Maximum Price	1,230.00	1,199.96	879.36	1,340.00	1,498.06
Year-end Price	1,200.02	819.95	879.36	1,260.27	1,428.00

China
Minimum Price	723.07	557.57	554.41	672.88	755.05
Maximum Price	902.61	714.43	670.56	985.23	989.69
Year-end Price	723.07	557.57	670.56	757.82	882.60
BHKP
Europe
Minimum Price	981.69	680.00	680.00	680.00	1,140.00
Maximum Price	1,050.01	1,024.16	681.80	1,140.00	1,380.00
Year-end Price	1,025.73	680.01	680.00	1,140.00	1,380.00

China
Minimum Price	652.51	456.69	441.26	500.46	576.42
Maximum Price	772.26	699.95	499.08	780.09	866.17
Year-end Price	652.51	456.92	499.08	570.73	827.59

* Source: Fastmarkets RISI

During 2018, NBSK – China prices were steady most of the year, with a slight decrease by the end of the year, which was mainly due to the trade tensions between China and the United States. During the first months of 2019 prices for NBSK – China and NBSK – Europe remained relatively stable, due to the Chinese New Year that took place in February 2019 and lower pulp demand, respectively. After the first quarter and through the third quarter of 2019, prices in China and Europe began to markedly deteriorate mainly due to growing trade tensions between China and the United States and duties imposed by both countries that impacted pulp demand. During the fourth quarter of 2019, prices stabilized to a certain extent. Throughout the first three quarters of 2020 softwood pulp prices remained low and stable mainly due to the impact of the COVID-19 pandemic and high, yet decreasing, inventories of some pulp and paper producers. During the fourth quarter of 2020, inventories somewhat stabilized which led to an increase in prices of NBSK mainly during the final weeks of the year. The first quarter of 2021 continued with the trend observed during the last weeks of 2020, with prices of both NBSK – Europe and NBSK – China steadily increasing, mostly due to normalization of demand, and logistic issues which constrained supply chains to a certain extent. During the second quarter of 2021, prices remained stable for NBSK – China, albeit at high levels, and continued to increase for NBSK – Europe. Prices for NBSK – Europe remained largely stable during the second half of 2021, and prices for NBSK – China decreased somewhat mostly due to a lower operating rate of paper producers and electrical outages.
During the
first quarter of 2022, prices increased in comparison with the last week of the fourth quarter of 2021, in both NBSK – Europe and NBSK – China, mostly due to logistical
issues and also in Europe, due to high economic activity and low levels of imports from Asia. During the second quarter of 2022, prices increased again due to inflation affecting the markets in both NBSK – Europe and NBSK – China. During the third quarter of 2022, prices of both NBSK – Europe and NBSK – China remained relatively stable; and at the end of the year of 2022, prices decreased due to a normalization of logistic issues and a relatively stabilization of inventories.

During 2018, sustained demand and stable capacity levels led to an increase in prices that continued through May 2018 for the BHKP – Europe when prices reached a peak and through June 2018 for the BHKP – China. During the rest of the year, prices stabilized with a decrease towards the end of 2018. Decrease in demand registered by the end of 2018 was mainly explained by the trade tensions between China and the United States. Hardwood pulp prices followed a similar trend to softwood pulp prices during the first quarter of 2019 after the first quarter prices started to decrease and continued through the end of the year, mainly due to (i) growing trade tensions between China and the United States, (ii) higher inventories of some pulp producers and (iii) lower economic activity in Europe. Throughout 2020 hardwood pulp prices remained low and stable mainly due to the impact of the COVID-19 pandemic and high inventories of some pulp and paper producers. The first quarter of 2021 continued with the trend observed during the last weeks of 2020, with prices of both BHKP – Europe and BHKP – China steadily increasing, mostly due to normalization of demand, and logistic issues which constrained supply chains to a certain extent. During the second quarter of 2021, prices remained stable for BHKP – China, albeit at high levels, and continued to increase for BHKP – Europe. Prices for BHKP – Europe remained largely stable during the second half of 2021, and prices for BHKP – China decreased somewhat mostly due to a lower operating rate of paper producers and electrical outages.
During the
first quarter of 2022, prices increased in comparison with the last week of the fourth quarter of 2021, in both BHKP – Europe and BHKP – China, mostly due to logistical
issues, a strike or work stoppage that occurred to a relevant competitor and also in Europe, due to high economic activity and low levels of imports from Asia. Moreover, shortage of birch in Northern Europe caused significant pressure on short fiber which make producers switch to long fiber. During the second quarter of 2022, prices increased again due to inflation affecting the markets in both BHKP – Europe and BHKP – China. During the second half of 2022, prices of both BHKP – Europe and BHKP – China remained relatively stable due to a normalization of logistical issues and a relatively stabilization of inventories.

During the first half of 2018, Latin American countries showed stable demand levels for wood products. Towards the end of 2018, the uncertainty surrounding the trade tensions between China and the United States affected demand. The construction sector in the United States experienced a slight increase compared to 2017, which was sustained throughout 2018. Average prices remained stable in 2018 compared to 2017, showing variations depending on the product. Throughout 2019, the panels market remained healthy with strong sales particularly in the United States and Canada. The sawn timber and plywood markets both evidenced from oversupply and prices were thereby affected. Additionally, trade tensions between China and the United States added further pressure on prices, especially with respect to sawn timber products. Wood products markets remained stable during 2019 in terms of prices and sales volume compared to 2018. During the first half of 2020, we confronted significant challenges due to adverse effects that the COVID-19 pandemic had on the wood products markets, especially during the second quarter of the year. During the second half of 2020, prices continuously improved due to an increase in demand, especially in the construction and remodeling sectors, among other reasons. During 2021, the wood products markets remained generally stable and at high levels both in terms of prices and sales volume. Prices for some wood products continued to increase throughout the year, and we observed some supply shortages in some of the markets we participate in. During 2022, the wood products markets’ demand remained relatively stable in panel consumptions in North America. In addition, our sawn timber segment’s demand was relatively stable during the first half of 2022 and a relatively restricted supply due to logistic issues.

Global economic conditions may exert downward pressure on commodity prices, including the international prices of the products we sell, which could result in material and adverse declines in our revenues, results of operations and financial condition. We have no control over the factors that cause prices to change which include, among others:

•	worldwide demand (which may be affected by a number of factors, including economic or political conditions in Asia, Latin America, North America and Europe);

•	prevailing world prices, which historically have been subject to significant fluctuations over relatively short periods of time, depending on worldwide demand;

•	worldwide pulp and paper inventory levels;

•	world production capacity; and

•	the availability of substitutes.

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

We experience substantial worldwide competition in each of our geographical markets and in each of our product lines. Some of our competitors are larger than we are or may have greater financial and other resources, which, among other things, may enhance their ability to support strategic expenditures directed to increase their market share. Our market share and competitive position may be adversely affected if we are unable to successfully continue to expand our productivity at the same pace as our competitors.

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

Furthermore, in February 2022, Russian troops invaded Ukraine. Although the severity and duration of the ongoing military action are highly unpredictable, Russia’s prior annexation of Crimea, recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions being levied by the United States, the European Union, and other countries against Russia, with additional potential sanctions threatened and/or proposed. Russia’s military incursion and the market volatility could adversely affect the global economy and financial markets and thus could affect our business, financial condition, or results of operations. In addition, the conflict has resulted in significant volatility in certain commodity prices, as well as in increases in oil and natural gas prices which has resulted in higher fuel prices and – consequently – in a sharper rise in inflation around the world. If prolonged, these fluctuations could materially affect our business, financial condition or results of operations. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by this conflict or resulting sanctions may magnify the impact of other risks described in this annual report.

The conflict between Russia and Ukraine contributed to price increases and supply chain complications in the oil and natural gas markets and price volatility for certain commodities in general throughout the 2022 fiscal year. The duration and material impact of the conflict remain highly unpredictable but could be substantial.

We depend on free international trade as well as economic and other conditions in our principal markets.

We are a global company with industrial operations in eleven countries, from which we sell our products in the domestic market and through exports. In 2022, 36.6% of our sales were to customers in North America, 30.9% to customers in Asia, 22.5% to customers in Central and South America, 7.9% to customers in Europe, and 2.1% to customers in other countries. As a result, our results of operations and cash flows depend, to a significant degree, on economic, political and regulatory conditions in our principal markets. Our ability to compete effectively in our markets could be materially and adversely affected by a number of factors beyond our control, including deterioration in macroeconomic conditions, exchange rate volatility, government subsidies and the imposition of increased tariffs or other trade barriers. If our ability to sell our products competitively in one or more of our principal markets were impaired by any of these developments, it might be difficult to reallocate our products to other markets on equally favorable terms and our business, financial condition, results of operations and cash flows might be adversely affected.

In Chile, we are located in a seismic area that exposes our properties to the risk of earthquakes and tsunamis.

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

The costs of complying with, and addressing liabilities arising under, environmental laws and regulations have in the past and may in the future materially and adversely affect our business, financial condition, results of operations and cash flows.

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

We and other local entities challenged the validity of the Norm before the Third Environmental Court in January 2016, expressing concerns, among others, regarding various aspects of the Norm’s General Environmental and Social Impact Assessment (AGIES, for its acronym in Spanish). These objections included the lack of identification and consideration for the economic and social costs resulting from the adoption of the Norm. Other objections included that the Norm’s parameters and limits exceeded the reviewed water quality criteria enforced by reference countries in both quantity and stringency; and that many of the parameters and limits were not technically or environmentally reasonable. The Third Environmental Court ruled in our favor on September 29, 2016, declaring the invalidity of the Norm, and the decision was upheld by the Supreme Court in July 2017.

In December 2017, the government restarted the rulemaking process and published a new draft SWQSVR for public comments. The draft proposes to impose regulations with practically the same parameters and limits included in the previous Norm declared void by the Supreme Court. In our opinion, the draft presents flaws similar to those detected in the previous rulemaking process, among others, the lack of identification and consideration of its actual economic and social costs and that most of its parameters and limits are not technically or environmentally reasonable. The public comment process finished in March 2018 and several comments from the public and different stakeholders were submitted, including various technical, economic and legal reports from third parties. According to applicable regulations, the government shall prepare a final draft, which will be subject to the consideration by the Sustainability Ministers’ Committee (
Consejo de Ministros para la Sustentabilidad
) and the President of the Republic. If the new norm enters into force, we cannot exclude the possibility that the authority may declare that the Valdivia River Basin is “contaminated” and thus initiate an administrative proceeding to impose a decontamination plan, which may include new limits on discharges of wastewater applicable to our Valdivia mill.

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

The construction and operation of the pipeline requested by the environmental authority in order to discharge the Valdivia mill’s wastewater in a body of water other than the Cruces River, the Carlos Anwandter Nature Sanctuary or their respective sources, remains subject to environmental, regulatory, engineering and political uncertainties. As of the date of this annual report, it has not been possible to obtain relevant permits and authorizations for the project. As a result, we cannot provide any assurances that the project will be completed and that any deadline extensions would be granted, even if we comply with all the requirements that may be set forth by those authorities. If the installation of the pipeline is delayed for reasons attributable to us, we may face sanctions that include warnings, fines or the revocation of the Valdivia mill’s environmental permit for operation.

The suspension of operations at the Valdivia mill in 2005 adversely affected our business, financial condition, results of operations and cash flows. Any future suspension of operations at the Valdivia Mill or at any other of our significant operating mills
can be expected to have similar adverse effects. We offer no assurance that the Valdivia Mill, or our other mills, will be able to operate without further interruption.

We have been and currently are subject to legal proceedings related to some of our mills which could adversely affect our business, financial condition, results of operations and cash flows.
In connection with the death of fish in the Cruces River in January 2014 close to the Valdivia mill’s effluent discharge, in January 2019, the public prosecutor’s local office (in Mariquina) filed charges (“
formalización de la investigación
”) against five individuals, three of them currently working for the Company. In July 2021, the public prosecutor’s local office and the aforementioned five individuals reached an agreement to suspend the criminal procedure (“
suspensión condicional del procedimiento
”) under certain conditions. These conditions were fulfilled in a timely manner, and thus in July 2022 the criminal process was definitively closed (“
sobreseimiento definitivo
”).

Also, in January 2019, the National Defense Council instituted a civil lawsuit seeking reparations from us for environmental harm allegedly caused by our Valdivia mill in connection with the death of fish in the Cruces River in January 2014. The National Defense Council did not determine the damages in this lawsuit, which could be sought by the

National Defense Council in a separate proceeding before a civil court. The Company filed its defense in February 2019. The lawsuit remains under review by the court as of the date of this annual report. We cannot predict the outcome or impact of this lawsuit or when it may be resolved. If the result of such lawsuit is unfavorable to us, we may be required to conduct studies on ecosystems and biodiversity as well as to implement programs to both repopulate and monitor species under conservation. We may be required to incur in significant costs to repair any environmental harm a court determines we have caused
.

The commencement of similar criminal and civil proceedings against Arauco at any time in the future could adversely affect some of our mills. We can neither predict the likelihood that we will face such similar proceedings in the future, nor the likely outcome or impact of any such proceedings.

We are also subject to certain administrative proceedings. In 2016 the Superintendence of the Environment initiated administrative proceedings against the Valdivia mill. The first part of the proceeding against the Valdivia mill concluded in 2017. On December 15, 2017, the Superintendence of the Environment decided that the Valdivia mill was liable for ten out of eleven charges and imposed a fine of 7,777 UTA (approximately U.S.$6.5 million as of December 2018). We appealed this decision on April 5, 2018 before the Third Environmental Court. A decision by the Third Environmental Court was issued in February 2020. This decision partially accepted the claim, only in connection with the inadequate classification of one of the charges, ordering the Superintendence to make a new classification. The decision also mentioned that the Superintendence had not proved that the death of fish in the Cruces River in January 2014 was caused by the operations of the Valdivia mill. This ruling was appealed by both the Superintendence and the Company before the Supreme Court. In December 2022, the Supreme Court upheld the Third Environmental Court decision, confirming most of the fines but stating that the death of fish in the Cruces River in January 2014 was not caused by the operations of the Valdivia mill. The Superintendence shall make a new classification in connection therewith. In January 2023, the Company paid the corresponding fines for approximately 5,360.2 UTA (approximately U.S.$ 4.9 million as of January 2023
).

In 2019, the Moncure mill received an initial notice of violation from the North Carolina Department of Energy, Mineral, and Land Resources for exceedances of stormwater benchmarks. The administrative proceeding will remain open until the Moncure mill can demonstrate long-term compliance with such benchmarks. There was no civil penalty assessed for the initial notice of violation.

Any such proceedings or claims, or any subsequent interruption in our operations as a result of such proceedings as well as any unexpected costs to resolve such proceedings, may have an adverse effect on our business, financial condition, results of operations and cash flows. See “Item 3. Key Information
—
Risk Factors
—
Risks Relating to the Company
—
Environmental concerns led to the temporary suspension of our operations at the Valdivia mill in 2005, which adversely affected, and in the future may continue to adversely affect, our business, financial condition, results of operations and cash flows.”

Our ability to access local and international credit or capital markets may be restricted at a time when we need financing, which could have a material adverse effect on our flexibility to react to changing economic and business conditions.

As of December 31, 2022, we had approximately U.S.$5.7 billion of outstanding indebtedness. The economic environment prevailing at any point in time may prevent us from accessing, or restrict our access to, credit and capital markets to satisfy our financing needs, or we may not be able to refinance our existing indebtedness on terms that are favorable to us or at all. If we are unable to refinance our indebtedness as it becomes due, or if we refinance such indebtedness on terms that are not favorable to us, our business, results of operations and financial condition could be materially and adversely affected. For further information, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk
—
Interest Rate Risk”.

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

In connection with losses to our production plants, facilities, equipment and forestry assets caused by material disruptions, our insurance coverage may be insufficient. The incurrence of losses or other liabilities that are not covered by insurance could result in significant and unexpected additional costs. Moreover, the terms and conditions for the renewal of our insurance policies may change in the future depending upon market circumstances and the type and amount of risks insured. See “Item 4. Information on our Company
—
Description of Business
—
Insurance”.

Currency fluctuations could have a negative effect on our financial results.
Domestic currencies of the countries in which we have industrial operations have been subject to depreciations and appreciations in the past and may be subject to significant fluctuations in the future. Even though most of our business is denominated in U.S. dollars, a portion of our revenues, costs, incomes and other expenses are denominated in domestic currencies other than the U.S. dollar, such as the Chilean peso, the Euro, the Argentine peso, the Uruguayan peso, the Brazilian real, the Mexican peso and the Canadian dollar, among others. As a result, fluctuations in the exchange rates of such foreign currencies relative to the U.S. dollar may have a material adverse effect on our business, results of operations, financial conditions and cash flows.

We may be adversely affected by changes in LIBOR and SOFR reporting practices or the method in which LIBOR and/or SOFR is determined, or by variations in interest rates, including the planned discontinuation of LIBOR.
We are exposed to the risk of interest rate variations, principally in relation to the U.S. dollar London Interbank Offer Rate (“LIBOR”). As of
December 31, 2022
, our outstanding debt includes 4.6
% of loans indexed to LIBOR and no loans indexed to the Secured Overnight Financing Rate (“SOFR”). On March 5, 2021, the United Kingdom Financial Conduct Authority (the “FCA”), which regulates LIBOR, announced that all LIBOR tenors, which are relevant to us, will cease to be published after June 30, 2023. This announcement means that any of our LIBOR-based borrowings that extend beyond June 30, 2023 will need to transition to a replacement rate. In the United States, the Alternative Reference Rates Committee (the “ARRC”), a committee of private sector entities with ex-officio official sector members convened by the Federal Reserve Board and the Federal Reserve Bank of New York, has recommended the SOFR plus a recommended spread adjustment as LIBOR’s replacement. There are significant differences between LIBOR and SOFR, such as LIBOR being an unsecured lending rate while SOFR is a secured lending rate, and SOFR is an overnight rate while LIBOR reflects term rates at different maturities. A transition away from and/or changes to the LIBOR benchmark interest rate could adversely affect our business, financial condition, liquidity and results of operations. If our LIBOR-based borrowings are converted to SOFR, the differences between LIBOR and SOFR, plus the recommended spread adjustment, could result in interest costs that are higher than if LIBOR remained available, which could have a material adverse effect on our operating results. Although SOFR is the ARRC’s recommended replacement rate, it is also possible that lenders may instead choose alternative replacement rates that may differ from LIBOR in ways similar to SOFR or in other ways that would result in higher interest costs. It is not yet possible to predict the magnitude of LIBOR’s end on our borrowing costs. The impact of a transition away from LIBOR could also be significant for us. Any of these proposals or consequences could have a material adverse effect on our financing costs.

Disease or fire could affect our forests and manufacturing processes and, in turn, adversely affect our business, financial condition, results of operations and cash flows.

Our operations are subject to various risks affecting our forests and manufacturing facilities, including disease and fire. Pests and diseases afflicting radiata or taeda pine plantations in other parts of the world may migrate and may significantly affect the forestry industries in Chile, Argentina, Brazil or Uruguay in the future.

Similarly, forest fires are always a risk, particularly during the forestry fires season in Chile that typically extends through the southern hemisphere summer, spanning from the last quarter of each year to the end of the first quarter of the following year.

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

During the 2020-2021 forest fire season, approximately 4,145 hectares of our forest plantations were adversely affected by fires. During the 2021-2022 forest fire season, approximately 7,566 hectares of our forest plantations were adversely affected by fires.

 As of the date of this annual report, during the 2022-2023 season, approximately 47,000 hectares of our forest plantations have been affected by forest fires mainly due to the combination of multiple irresponsible or intentional actions by third parties and extreme unfavorable weather conditions such as high temperatures, low humidity and wind gusts. Taking into consideration the amount of wood that should be able to be recovered (based on past experiences) and the applicable insurance coverage preliminary, the estimated impact of the fires on our financial statements may be approximately U.S.$50.0 million
.

In connection with losses to our production plants, facilities, equipment and forestry assets caused by fires, our insurance coverage may be insufficient. We do not maintain insurance coverage against pests, diseases and, in certain areas, fires that could affect our planted forests. The incurrence of losses or other liabilities could result in significant and unexpected additional costs. Moreover, the terms and conditions for the renewal of our insurance policies may change in the future depending upon market circumstances and the type and amount of risks insured. See “Item 4. Information on our Company
—
Description of Business
—
Insurance.”

Climate change could negatively affect our business, financial condition, results of operations and cash flows.

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

Regarding water scarcity, Chile has experienced a drought during the last years; consequently, the Licancel mill had to cease its activities for approximately three months at the end of 2019. Rainfall in the Maule region slightly increased during the 2020 and 2021 summer seasons compared to 2019. Thus, we were able to ensure the continuity of our operations, except in February 2022 and February 2023 when the Valdivia pulp mill had to cease its activities for five days and one day, respectively, due to the low flow of the Cruces River. Following such events, different alternatives to mitigate the effect of the drought are being evaluated.

Although we cannot predict the impact of changing global climate conditions, if any, or potential legal, regulatory and social responses to concerns about global climate change, any such occurrences may negatively affect our business, financial condition, results of operations and cash flows.

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

We have had certain strikes, work slowdowns, stoppages and other labor-related disruptions that have adversely affected our operations.

Under Chilean, Brazilian, Mexican, Argentine and Uruguayan labor legislation, we are secondarily liable for the payment of labor and social security obligations owed to our contractors’ employees. In Chile, if we do not supervise our contractors in their fulfillment of their labor and social security obligations pursuant to labor laws, then our responsibility will be elevated from secondary to joint and several, thus enabling an employee of a contractor to bring a claim against both the contractor and us (as the party hiring such contractor), even though the contractor will remain primarily liable for its obligations.  We also have some responsibilities for the health and safety conditions of the contractors’ employees and are obliged to ensure that the contractors comply with all obligations related to such conditions, while such employees are performing activities within the scope of our business operations.

In Argentina, joint liability rules that are substantially similar to those we are subject to in other countries where we have industrial operations, apply to a principal and its contractors. In addition, the national rural labor law, Law No. 26,727, promulgated on December 28, 2011 and fully in effect since March 2013, permits contractor employees under forestry contracts to bring actions directly against the principal to whom the employees’ services are being provided, instead of requiring them to bring actions against the contractor. For works or services related to the ordinary production process of a principal, the law provides that an employment relationship is deemed to exist between the principal and the employee of the contractor.

In Uruguay, under Laws 18.099 and 18.251, the liability for Montes del Plata arises only in case of subcontractors, intermediaries or suppliers of labour manpower (as defined in
Article
1 of Law 18.251). The liability will be joint and several unless Montes del Plata duly exercises its right to be informed that contractors fulfill their labor and social security obligations pursuant to labor laws.

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

Additionally, cyberattacks or internal actions, including negligence or misconduct of our employees and suppliers, may have a negative impact on our reputation, our relationship with external entities (government, regulators, partners, among others) and our strategic positioning with relation to our competitors. Any significant security breaches or disruptions in the performance of our information technology systems could have a material adverse effect on our results of operations and financial condition. For more information regarding our cybersecurity policy, see “Item 4. Information on our Company
—
Description of Business
—
Cybersecurity”.

Developments relating to the COVID-19 pandemic have had and may continue to have an adverse effect on our business operations.

In late December 2019 a notice of a virus originating from Wuhan, Hubei province, China (COVID-19, caused by a novel coronavirus) was reported to the World Health Organization, with cases soon confirmed in multiple provinces in China, as well as in other countries. Several measures have been undertaken by governments around the globe, including the use of quarantine, screening at airports and other transport hubs, travel restrictions, suspension of visas, nationwide lockdowns, closing of public and private institutions, suspension of sport events, restrictions to museums and tourist attractions and extension of holidays, among many others. However, the virus
continued
to spread globally and, as of the date of this annual report, has affected more than 180 countries and territories around the world, including Chile, Argentina, Brazil, Uruguay, Mexico, Canada and the United States, among others. To date, the outbreak of the novel coronavirus has caused significant social and market disruption. The final impact on the global economy and financial markets is still uncertain but it has been
significant.

The COVID-19 outbreak and its successive variants spread into all the countries in which we operate and has caused temporary disruptions to some of our business and industrial operations. We have adopted and may continue to adopt further contingency measures
.
The existence and continuance of the pandemic in the countries where our customers are located could result in reduced demand. Due to the pervasive nature of the pandemic and that its duration is not known, there is uncertainty around its ultimate impact on our business; therefore, the negative impact on our financial and operating results cannot be reasonably estimated at this time, and we cannot rule out a material impact in the future. The prolonged pandemic or the imposition of more restrictive measures in all the countries in which we operate could result in the imposition of further quarantines or closures and/or import and export restrictions which could further adversely affect our business, financial condition, results of operations or prospects. Additionally, we cannot predict how the disease will evolve (and potentially, spread) in the countries where we have industrial operations, nor anticipate what additional restrictions governments of those countries or other countries may impose. To the extent COVID-19 adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Risks Relating to Chile

Adverse changes in Chile’s political, legal, tax, social and economic conditions could directly impact our business and the market price of our securities.

For the year ended on and as of December 31, 2022, 70.7% of our property, plant and equipment and forest assets were directly owned by Arauco and our Chilean subsidiaries, and 52.2% of our revenues were attributable to our Chilean operations. Accordingly, our business, financial condition, results of operations and cash flows depend, to a considerable extent, upon political and economic conditions in Chile. Future changes in Chile’s political, regulation and economic conditions - affecting interest rates, inflation, tax rates or charges on imports and/or exports, among others - could adversely affect our business, financial condition, results of operations and cash flows and may impair our ability to proceed with our strategic plan of business. In addition, such changes may impact the market price of our securities.

On October 25, 2020, Chile held a referendum whereby nearly 80% of voters opted to replace the National Constitution and to have a new National Constitution drafted by a special constitutional convention (the “Constitutional Convention”). The Constitutional Convention was composed of 155 members, and elections to select the members were held on May 15 and 16, 2021. The Constitutional Convention began working on a proposed constitution in July 2021 and finalized the proposed constitution on July 4, 2022. On September 4, 2022, Chile held a national plebiscite in which the proposed constitution was rejected by a margin of 62% to 38% of voters.

After the rejection of the constitution proposed by the Constitutional Convention, the
Chilean lawmakers
agreed to enter into a new constitutional process and submit a new proposal to public referendum. On March 6, 2023, an expert’s commission was installed to draft a new constitutional proposal to be afterwards reviewed and eventually revised by a constitutional council
(the “Constitutional C
ouncil
”) to be composed by 50 members elected in public elections that will be held on May 7, 2023. The final version of the constitutional proposal approved by the Constitutional
Council
 must be submitted to the scrutiny of the technical committee of admissibility.

The Constitutional
Council
will begin its work on June 7, 2023, and will have up to five months to draft a new constitution proposal and shall deliver its constitutional proposal to the President of the Republic, which will then be submitted to a public referendum to be held on December 17, 2023.

We cannot assure that the current political and social situation or future developments in Chile, will not have an adverse effect on our business, financial condition or result of operations. Further, we cannot assure that any new government policies, or any new law enacted by Congress in response to an eventual new National Constitution and/or recent social developments will not adversely affect the Chilean economy or, directly or indirectly, our business, operations, and revenues.

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
For the year ended on and as of December 31, 2022, 4.7% of our property, plant and equipment were owned by our U.S. subsidiaries, and 14.2% of our revenues were attributable to our U.S. operations. See “Item 4. Information on our Company
—
Description of Business.”

For the year ended on and as of December 31, 2022, 0.3% of our property, plant and equipment were owned by our Canadian subsidiaries, and 4.2% of our revenues were attributable to our Canadian operations. See “Item 4. Information on our Company
—
Description of Business.”

As a result of the foregoing, to a certain extent, our business, financial condition, results of operations and cash flows will be dependent on economic conditions in the United States and Canada.

Risks Relating to Brazil
Economic conditions and government policies in Brazil may have a direct impact on our business, financial condition, results of operations and cash flows.
For the year ended on and as of December 31, 2022, 6.0% of our property, plant and equipment and forest assets were owned by our Brazilian subsidiaries and 9.3% of our revenues were attributable to our Brazilian operations. See “Item 4. Information on our Company
—
Description of Business.” As a result of the foregoing, to a certain extent, our business, financial condition, results of operations and cash flows will be dependent on economic conditions in Brazil.

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on our business.
The Brazilian government has exercised and continues to exercise a substantial influence over many aspects of the Brazilian economy. The Brazilian government’s actions to control inflation and other policies and regulations have involved in the past, among other measures, wage and price controls, currency devaluations, capital controls and limits on imports. The business, financial condition, results of operations and cash flows of our Brazilian subsidiaries may be adversely affected by such matters, changes in policy or regulation involving tariffs and exchange controls, as well as by other factors.

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

For the year ended on and as of December 31, 2022, 4.6% of our property, plant and equipment and forest assets were owned by our Argentine subsidiaries, and 8.5% of our revenues were attributable to our Argentine operations. As a result of the foregoing, our business, financial condition, results of operations and cash flows will be dependent, to a certain extent, on economic conditions in Argentina. See “Item 4. Information on our Company
—
Description of Business
—
History.”

There are various aspects of the Argentine economy that could adversely affect our operations, including, among others, inflation, interest rates, taxes and foreign exchange controls implemented in Argentina, which include the obligation to repatriate foreign currency obtained abroad and strong restrictions on the transfer of funds abroad, with certain exceptions for authorized transactions.

In 2017, the Company signed an intercompany loan with Arauco Argentina S.A. (“Arauco Argentina”), for U.S.$250 million, which proceeds were used to repay in full certain Arauco Argentina’s debt that we guaranteed. During 2018, Arauco Argentina prepaid U.S.$90 million. The balance due after such prepayment was U.S.$160 million.

On May 28, 2020, the Central Bank of the Argentine Republic (“BCRA”) issued Communication “A” 7030 (as amended from time to time, “Communication 7030”), which established additional requirements on outflows made through the local foreign exchange market (“MULC”). Among other things, Communication 7030 provides that the BCRA’s prior approval is required to access the foreign exchange market to make payments abroad of principal of financial debts if the creditor is an affiliate of the debtor. This requirement is applicable until December 31, 2023. This provision continues in force and the BCRA has not yet authorized Arauco Argentina to make the principal payments that were due on June 1, 2020, December 1, 2020, June 1, 2021, December 1, 2021, and June 1, 2022, which is the loan expiration date. However, under Communication "A" 7301 of the BCRA, which allows access to the MULC without the prior approval of the BCRA for the cancellation of this type of loans between related parties, to those who have a Certification of increase in Exports of Goods for the year 2021, Arauco Argentina made a partial cancellation of U.S.$ 6 million of the overdue debt on July 14, 2022. The balance due after such payment is U.S.$154 million.

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

Risks Relating to Mexico
Economic conditions and government policies in Mexico may have a direct impact on our business, financial condition, results of operations and cash flows
For the year ended on and as of December 31, 2022, 1.0% of our property, plant and equipment were owned by our Mexican subsidiaries, and 3.1% of our revenues were attributable to our Mexican operations. See “Item 4. Information on our Company
—
Description of Business.”

In the past, Mexico has experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation, government intervention in the economy and other economic disruptions. Future economic, social and political developments in Mexico may adversely affect the business, financial condition, results of operations and cash flows of our Mexican subsidiaries.

Risks Relating to Uruguay
Economic conditions in Uruguay, or the failure of Montes del Plata and its affiliates to service their debt, may have a direct impact on our financial condition, results of operations and cash flows.
For the year ended on and as of December 31, 2022, 12.7% of our property, plant and equipment and forest assets were located in Uruguay, and 8.5% of our revenues were attributable to the Uruguayan joint operation of Montes del Plata. See “Item 4. Information on our Company
—
Description of Business.”

We have made significant investments and we may make additional ones in the future. As a result, our financial condition and results of operations may consequently depend, to a certain extent, on political and economic conditions. Certain future actions by the Uruguayan government, including, among others, actions with respect to forestation, inflation, interest rates, foreign exchange controls and taxes, could have a material adverse effect on our operations.

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

Under current Chilean law and regulations, payments of interest made from Chile to holders of debt securities who are neither residents nor domiciled or organized in Chile for purposes of Chilean taxation will, generally, be subject to Chilean withholding tax at a rate of 4.0%. Subject to certain exceptions, we will pay additional amounts (as described in “Item 10. Additional Information-Taxation”) so that the net amounts received by the holder of our notes (including additional amounts) after such Chilean withholding tax will equal the amounts that would have been received in respect of the notes in the absence of such Chilean withholding tax. In the event of certain changes in Chilean tax laws requiring that we pay additional amounts that are in excess of the additional amounts that we would owe if payments of interest on our securities were subject only to a 4.0% withholding tax, we will have the right to redeem our securities.

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

Item 4.  Information on our Company

Description of Business

Overview

We believe we are one of Latin America’s largest forest plantation owners and one of the world’s largest producers of market pulp, bleached and unbleached softwood kraft pulp, bleached hardwood kraft pulp, dissolving and fluff pulp, and panels (fiberboard and particleboard) in terms of production capacity. We have industrial operations in Chile, Argentina, Brazil, Mexico, the United States and Canada. We also have industrial operations in Uruguay, through our 50% share in the Montes del Plata joint operation, and in Spain, Portugal, Germany and South Africa, through our 50% share in the Sonae Arauco joint venture. As of December 31, 2022, we owned more than 919 thousand hectares of forest plantations in Chile, Argentina, Brazil and Uruguay combined.

During 2022, (i) we sold 3.2 million metric tons of pulp, in the form of hardwood bleached pulp, softwood bleached pulp, softwood unbleached pulp, fluff pulp, and dissolving pulp; (ii) we sold 8.1 million cubic meters of wood products, including sawn timber (green and kiln-dried lumber), remanufactured wood products, plywood and panels (medium-density fiberboard, or MDF, particleboard, or PBO, and high-density fiberboard, or HDF); and (iii) we harvested 20.6 million cubic meters of sawlogs and pulplogs. Our revenues consist of export sales and domestic sales in the countries where we have industrial operations. During 2022, sales in North America, Asia and South and Central America accounted for 36.6%, 27.8% and 22.5%, respectively, of our total revenue for such year.

As of December 31, 2022, our planted forests consisted of approximately 58.4% radiata, taeda and elliottii pine and approximately 39.2% eucalyptus. We seek to manage our forestry resources sustainably and in a way that ensures that the annual growth of our forests is equal to or greater than the volume of resources we harvest each year. In 2022, we planted a total of 74,596 hectares and harvested a total of 58,128 hectares in Chile, Argentina, Brazil and Uruguay.

We operate our business through two main segments: pulp and wood products, each as described below.

Pulp

Our pulp segment consists of our manufacturing of market pulp, bleached and unbleached softwood kraft pulp, bleached hardwood kraft pulp, dissolving pulp and fluff pulp. Our pulp segment also includes our sales of forestry products (i.e., sawlogs, pulplogs, chips and others) and energy.

We own and operate five pulp mills in Chile, one in Argentina and jointly own and operate one in Uruguay through our Montes del Plata joint operation with Stora Enso. Our aggregate installed annual pulp production capacity (including our 50% share of the Montes del Plata mill’s 1.4 million metric ton capacity) is approximately 3.7 million metric tons. During 2022, our pulp mills produced 2.7 million tonnes of bleached pulp and 0.5 million tonnes of unbleached pulp.

During 2022, our sales volume (in tonnes) in Asia and Oceania, Europe, North and South America and others represented approximately 71.4%, 21.2%, 7.3%, and 0.1%, respectively, of our total pulp sales volume for such year. During 2022, our pulp segment revenues were U.S.$2,990.6 million, representing 42.1% of our total revenues for such year.

Wood Products

Our wood products segment consists of our manufacturing of fiberboard panels, sawn timber, plywood and remanufactured wood products.

During 2022, our wood products sales volume (in cubic meters) in North America, Central and South America, Asia and Oceania, and other countries represented approximately 50.7%, 35.0%, 10.2% and 4.1%, respectively, of our total wood products sales volume for such year. During 2022, our wood products segment revenues were U.S.$4,110.7 million, representing 57.9% of our total annual revenues, and were comprised of (i) U.S.$2,651.3 million in sales of fiberboard panels, (ii) U.S.$1,392.7 million in sales of sawn timber, plywood and remanufactured wood products and U.S.$66.7 million in sales of other products.

Fiberboard Panels

We own and operate fiberboard panels mills in Chile, Argentina, Brazil, the United States, Canada and Mexico. Fiberboard includes hardboard or high-density fiberboard (HDF), medium-density fiberboard (MDF) and particleboard (PBO). At December 31, 2022 our aggregate installed annual fiberboard panels production capacity was approximately 6.6 million cubic meters, and our production during 2022 was of approximately 5.6 million cubic meters.

During 2022, our sales volume (in cubic meters) of particleboard panels and medium-density fiberboard panels represented approximately 50.7%, 49.3%  of our total fiberboard panels sales volume, respectively. For the same year, our fiberboard panels sales volume (in cubic meters) in the United States and Canada, Brazil, Mexico, Argentina, Chile and other countries represented approximately 46.0%, 25.6%, 10.5%, 8.9%, 5.2% and 3.8%, respectively, of our total fiberboard panel annual sales volume.

Sawn Timber, Plywood & Remanufactured Wood Products

We own and operate sawmills in Chile and in Argentina with an aggregate installed annual production capacity of approximately 3.0 million cubic meters of sawn timber. We also own remanufacturing facilities in Chile and in Argentina that reprocess sawn timber into remanufactured wood products such as mouldings and frames. In 2022, we produced 2.8 million cubic meters of sawn timber and remanufactured wood products.

During 2022, our sawn timber, plywood and remanufactured wood products sales volume (in cubic meters) in the United States, Chile, Mexico, China, South Korea, Japan, Saudi Arabia, Vietnam and others represented approximately 31.4%, 13.7%, 9.0%, 7.4%, 5.3%, 5.0%, 4.9%, 4.6% and 18.7%, respectively, of our total sawn timber and remanufactured wood products annual sales volume.

HISTORY AND DEVELOPMENT OF THE COMPANY
Celulosa Arauco y Constitución S.A. is a
sociedad anónima
(corporation) organized under the laws of Chile and subject to certain rules applicable to sociedades anónimas abiertas
(Chilean public corporations). We were formed on September 14, 1979 in a merger between Industrias de Celulosa Arauco S.A., or Industrias Arauco, and Celulosa Constitución S.A., or Celulosa Constitución. Our two predecessor companies were created in the late 1960s and early 1970s by Corporación de Fomento de la Producción, or Corfo, a Chilean government development corporation, to develop forest resources, improve soil quality in former farming areas and promote employment. As part of the Chilean government’s privatization program, Corfo sold Industrias Arauco to Compañía de Petróleos de Chile S.A., or Copec, in 1977 and Celulosa Constitución to Copec in 1979. In October 2003, Copec transferred all of its gasoline- and fuel-related business assets to a new subsidiary, Compañía de Petróleos de Chile COPEC S.A. In 2003, Copec changed its legal name to Empresas Copec S.A., or Empresas Copec, while in 2021 Compañía de Petróleos de Chile COPEC S.A. changed its legal name to COPEC S.A. (“COPEC”). See “Item 7. Major Shareholders and Related Party Transactions
—
Major Shareholders.”

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

In 2009, together with a subsidiary of Stora Enso, we acquired the Uruguayan subsidiaries of Grupo Empresarial ENCE, S.A. The main assets of these Uruguayan companies included 130,000 hectares of land, of which 73,000 had forestry plantations, 6,000 hectares under agreements with third parties, an industrial site, the necessary environmental permits for the construction of a pulp mill, a river terminal, a chip producing mill and a nursery.

On September 27, 2009, we entered into a series of joint operation agreements with Stora Enso, which resulted in Stora Enso and us agreeing joint control over a group of companies operating in Uruguay, referred to as Montes del Plata.

In 2011, the Montes del Plata joint operation built a state-of-the-art pulp mill with an annual production capacity of 1.3 million tonnes, a port and a power producing unit based on renewable sources, all located in Punta Pereira in the department of Colonia, Uruguay. The Montes del Plata pulp mill entered the production phase in June 2014 and reached full production capacity in October 2015.

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

In May 2015, we acquired 50% of the shares of a Spanish subsidiary of Sonae Industria, named Tableros de Fibras S.A., and changed its name to “Sonae Arauco”. We and Sonae
Industria
jointly control Sonae Arauco. Sonae Arauco and its subsidiaries produce market wood panels, of the OSB, MDF and PBO type, and sawn timber through the operation of: (i) two panel mills and one sawmill in Spain; (ii) two panel mills and one resin plant in Portugal; (iii) three panel mills and one impregnation papers plant in Germany, (iv) and two panel mills in South Africa
 (one of which is currently shut down).
 The aggregate annual production capacity of Sonae Arauco is approximately 460,000 cubic meters of OSB, 1,450,000 cubic meters of MDF, 2,270,000 cubic meters of particleboards and 100,000 cubic meters of sawn timber.

On October 25, 2016, our Board of Directors approved the “MDP Grayling” project by our U.S. subsidiary Flakeboard America Limited, located in the State of Michigan, United States of America. The project consisted of the construction and operation of a mill dedicated to the manufacture of medium-density particle board, or PBO. The current production capacity of the mill is 800,000 cubic meters of PBO per year, of which approximately 320,000 cubic meters are coated with melamine paper. The project began operations by April 2019 and required an investment of approximately U.S.$450 million, which was financed with our own resources and bank loans.

On September 13, 2017, our Board of Directors approved a “Dissolving Pulp” project at the Valdivia mill, aiming to diversify the type of pulp produced by enabling dissolving pulp production. This project required an investment of approximately U.S.$200 million. This project was built in the current facilities of the Valdivia mill, implementing certain adjustments and new equipment. The project installed two new additional digesters to optimize the production level of dissolving pulp, a new discharging tank of pulp (storing process) and certain modifications to the treatment areas, among other changes. In addition, the project increased the mill’s capacity to inject energy to the Chilean power grid (Sistema Eléctrico Nacional, or SEN) from the current units of the mill. Construction of this project was completed at the end of 2019, and the mill started to produce dissolving pulp in June 2020.

On December 6, 2017, through our Brazilian subsidiary Arauco do Brasil S.A., we acquired from Masisa S.A., or “Masisa”, 100% of Masisa do Brasil Ltda., currently named Arauco Indústria de Painéis Ltda. The main assets acquired as a result of the transaction consist of two industrial complexes located in Ponta Grossa (Paraná) and in Montenegro (Rio Grande do Sul). They have a line of MDF boards with an annual installed capacity of 300,000 m3, a line of PBO boards with a current annual installed capacity of 500,000 m3, and four lines of melamine coating, with a total annual installed capacity of 660,000 m3.

In January 2019, through our subsidiaries Arauco Internacional and AraucoMex, S.A. de C.V., we acquired all the shares of certain of Masisa’s Mexican subsidiaries. The main assets acquired were two industrial complexes located in Durango and Zitácuaro, that consist of three particleboard (PBO) lines with an annual installed capacity of 339,000 m3; an MDF line with an annual installed capacity of 220,000 m3; TFL lines with an annual installed capacity of 309,000 m3; a chemical plant with an installed capacity of 60,000 tonnes of resins and 60,600 tonnes of formaldehyde; and impregnation lines with an aggregate annual installed capacity of 28.9 million of m2.

On July 24, 2018, our Board of Directors approved the modernization and expansion of the Arauco mill located in the Province of Arauco, Bio Bio Region, Chile (
Proyecto Modernizacion y Ampliacion de la Planta Arauco, MAPA
). The MAPA project
included
the construction and start-up of a new production line of 1,560,000 annual tonnes of bleached hardwood kraft pulp (Line 3), with an estimated investment of approximately U.S.$2.85 billion. MAPA is expected to increase the net production of the Arauco mill by approximately 1,270,000 tonnes of pulp, reaching Arauco mill a total production capacity of approximately 2,100,000 annual tonnes. Construction began in February 2019. Line 1 of the Arauco mill ceased its operations on January 3, 2022, and on January 20, 2023, the production of the first bale of pulp manufactured entirely in Line 3 was completed.

On September 1, 2019, our subsidiary Arauco North America, Inc, acquired the shares of Prime-Line, Inc. for a price of approximately U.S.$19.8 million. The main asset acquired consisted of a facility with three fully automated MDF moulding lines with an installed annual capacity of 135,000 m3.

In 2020, Arauco Forest Brasil and Empreendimentos Florestais Santa Cruz sold 33,749 hectares of real estate properties, including 12,544 hectares of planted forest assets.

On May 13, 2021, our subsidiary Forestal Arauco S.A. executed a master agreement, by means of which it agreed to sell to Vista Hermosa Inversiones Forestales SpA, a company controlled by BTG Inversiones Forestales Fondo de Inversion, managed by BTG Pactual Chile S.A. Administradora General de Fondos, 461 forest properties that included a total of 80,489 hectares, for a total price of U.S.$385,500,000 net of value added tax. On August 17, 2021, the conditions precedent for the closing of the aforementioned transaction were fulfilled, and we proceeded to transfer 430 properties pursuant to the master agreement, for a total price of U.S.$343,668,299 net of value added tax.

In December 2021 Arauco Forest Brasil S.A. acquired the remaining 20% participation that Stora Enso Amsterdam B.V. had in Arauco Florestal Arapoti S.A. for a price of approximately R$294.5 million (U.S.$52.5 million).

On June 22, 2022, we signed a collaboration agreement with the Government of Mato Grosso do Sul, in Brazil. The foregoing is an important preparatory step that allows us to continue our evaluation of building a new pulp mill. If conditions permit, which would include obtaining all necessary permits and the approval of our Board of Directors, this new mill would have an estimated production capacity of 2.5 million tons of short fiber pulp and would require an estimated investment of approximately U.S.$3 billion.

On September 27, 2022, our Board of Directors approved the decision adopted by our subsidiary Arauco Industria de Mexico, S.A. de C.V., to carry out the construction of a new production line of MDF with an estimated investment of approximately U.S.$235 million, to be located in our industrial complex in Zitácuaro, Michoacán, Mexico. Upon completion, this project is expected to add approximately 300,000 cubic meters of annual MDF production capacity, of which 150,000 cubic meters would be melamine laminated.

Our principal executive offices are located at Avenida El Golf 150, 14 th
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

ORGANIZATIONAL STRUCTURE

We are substantially wholly-owned by Empresas Copec S.A., a public company listed on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange. Empresas Copec is a holding company, the principal interests of which are in Arauco, gasoline and gas distribution, electricity, fishing and mining. See “Item 7. Major Shareholders and Related Party Transactions
—
Major Shareholders.”

The following table sets forth our ownership interests in our subsidiaries as of December 31, 2022.

	Country of incorporation	Total stock held (%)
Agrícola Ranquillón SpA	Chile	98.5867
Agrícola San Carlos SpA	Chile	99.9484
Agrícola Santa Emilia SpA	Chile	98.9484
Agrícola Santa Isabel SpA	Chile	99.9484
Agrícola Siberia SpA	Chile	98.5867
Agrícola Trupán SpA	Chile	98.5867
Arauco Argentina S.A.	Argentina	99.9801
Arauco Australia Pty Ltd.	Australia	99.9990
Arauco Bioenergía S.A.	Chile	99.9990
Arauco Canada Ltd.	Canada	99.9991
Arauco Celulose do Brasil S.A.	Brazil	99.9991
Arauco Colombia S.A.	Colombia	99.9983
Arauco do Brasil S.A.	Brazil	99.9991
Arauco Europe Cooperatief U.A.	The Netherlands	99.9990
Arauco Florestal Arapoti S.A.	Brazil	99.9990
Arauco Forest Brasil S.A.	Brazil	99.9991
Arauco Industria de México S.A. de C.V.	Mexico	99.9991
Arauco Indústria de Painéis Ltda	Brazil	99.9991
Arauco Middle East DMCC	Dubai	99.9990
Arauco North America, Inc.	U.S.A.	99.9991
Arauco Participações Florestais Ltda	Brazil	99.9991
Arauco Perú S.A.	Peru	99.9990
Arauco Pulp Limited	United Kingdom	99.9990
Arauco Ventures Limited	United Kingdom	99.9990
Arauco Wood (China) Company Limited	China	99.9990
Arauco Wood Limited	United Kingdom	100.0000
Araucomex S.A. de C.V.	Mexico	99.9991
Araucomex Servicios S.A. de C.V.	Mexico	99.9991
Consorcio Protección Fitosanitaria Forestal S.A.	Chile	56.8282
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	99.9987
Forestal Arauco S.A.	Chile	99.9484
Forestal Cholguán S.A.	Chile	98.5867
Inversiones Arauco Internacional Ltda.	Chile	99.9990
Investigaciones Forestales Bioforest S.A.	Chile	99.9489
Leasing Forestal S.A.	Argentina	99.9801
Lemu Earth SpA	Chile	86.6143
Lemu Global Limited	United Kingdom	99.9990
Maderas Arauco Costa Rica S.A.	Costa Rica	99.9990
Maderas Arauco S.A.	Chile	99.9986
Mahal Empreendimentos e Participações S.A.	Brazil	99.9990
Novo Oeste Gestão de Ativos Florestais S.A.	Brazil	99.9991
Servicios Aéreos Forestales Ltda.	Chile	99.9990
Servicios Logísticos Arauco S.A.	Chile	99.9992
Woodaffix LLC.	U.S.A.	99.9991

BUSINESS OVERVIEW

Business Strategy

Our strategy consists of focusing on maximizing value and pursuing growth opportunities with respect to our forestland and industrial assets, managing our operations sustainably and developing products that contribute to an economy based on renewable resources that we believe improves the quality of life of millions of people around the world. We seek to implement our strategy through the following principles and initiatives:

•	Striving to combine science, technology and innovation to unlock the full potential of our plantations and develop renewable products in our business segments .

•
Seeking to manage our operations in an environmentally and socially responsible manner by adopting the best environmental practices and promoting the safety and development of our employees and contractors.

•	Creating high quality products and materials for the paper, packaging, furniture, construction and energy industries and providing high quality service to our customers.

•	Consolidating and expanding our presence internationally in regions we believe offer comparative advantages in the industry sectors in which we operate.

Domestic and Export Sales

The following table sets forth our revenues derived from exports and domestic sales for the years indicated.

	Year ended December 31,
	2022	2021	2020
	(in millions of U.S. dollars)
Export Sales(1)
Bleached pulp	$1,920	$1,819	$1,485
Unbleached pulp	418	320	253
Dissolving pulp	244	305	71
Sawn timber	501	485	338
Remanufactured wood products	405	301	253
Plywood	333	287	187
Fiberboard panels	574	412	382
Other	6	5	8
Total export revenue	$4,401	$3,934	$2,977
Domestic Sales(2)
Bleached pulp	$162	$131	$114
Unbleached pulp	8	12	7
Dissolving pulp	1	1	0
Sawn timber	84	97	52
Remanufactured wood products	25	28	20
Plywood	45	64	41
Fiberboard panels	2,077	1,822	1,307
Logs	110	82	50
Chips	-	3	24
Electric power	90	87	63
Other	99	89	78
Total domestic revenue	$2,701	$2,416	$1,756
Revenue	$7,102	$6,350	$4,733

The following table sets forth a geographic market breakdown of our revenues for the years indicated.

	Year ended December 31
	2022	2021	2020
	(in millions of U.S. dollars)
Export Sales(1)
Asia	$1,976	$1,919	$1,471
North America	1,210	919	763
Europe	558	434	298
Central and South America	285	337	217
Other	372	325	228
Total export revenues	$4,401	$3,934	$2,977
Domestic Sales(2)
Asia	-	-	-
North America	1,388	1,137	852
Europe	-	-	-
Central and South America	1,313	1,279	904
Other	-	-	-
Total domestic revenues	$2,701	$2,416	$1,756
Revenue	$7,102	$6,350	$4,733

(1)	Export sales are sales in a country different from the country where the goods were produced.

(2)	Domestic sales are sales in the same country where the goods were produced.

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

Forest Plantations

The information in this section refers to 100% of the plantations owned by Forestal Arauco S.A. (Chile), 100% of the plantations owned by Arauco Argentina (Argentina), 50% of the plantations we own in Uruguay through the Montes del Plata joint operation, 100% of the plantations owned in Brazil by Arauco Forest Brasil, 100% of the plantations owned by Arauco Florestal Arapoti, 100% of the plantations owned by Mahal Emprendimentos e Participacoes S.A., 100% of the plantations owned by Novo Oeste Gestao de Ativo Florestais S.A., 100% of plantations owned by Arauco Celulose do Brasil S.A. and 49% of plantations owned by Arauco Forest Brasil in the areas granted in usufruct by Florestal Vale do Corisco, unless otherwise mentioned.

As of December 31, 2022, our planted forests mainly consisted of approximately
58.4% radiata, taeda and elliottii pine and 39.2% eucalyptus. Radiata, taeda and elliottii pine have a rapid growth rate and a short harvest cycle compared to many other commercial softwoods. These pine species are sufficiently versatile for both the production of forestry and timber and the production of long-fiber pulp for sale to manufacturers of paper and packaging. Eucalyptus is used to produce short-fiber pulp for sale to manufacturers of paper and tissue.

We seek to manage our forestry resources seeking to ensure that the annual growth of our forest is equal to or greater than the volume of resources harvested each year. In 2022, Arauco planted a total of 74,596 hectares and harvested a total of 58,128 hectares in Chile, Argentina, Brazil and Uruguay.

Our planted radiata pine forests are located in central and southern Chile, and most are located in close proximity to our major production facilities. As of December 31, 2022, we owned approximately 1.0 million hectares of land in Chile, of which approximately 606 thousand hectares are forest plantations.

As of December 31, 2022, we owned approximately 264,334 hectares of forest and other land in Argentina, approximately 242,032 hectares of forest and other land in Brazil and approximately 137,891 hectares of forest and other land that Montes del Plata owns in Uruguay. Of the total land we own in Uruguay through the Montes del Plata joint operation, 63.3% is planted with eucalyptus (mainly dunnii with 81.0%, and other species with 19.0%).

Of the total land we own in Argentina, Brazil and Uruguay (through Montes del Plata), approximately 139,878 hectares of land are planted with taeda pine and elliottii pine, both species of softwood that have a growth rate similar to that of radiata pine, and 185,441 hectares with eucalyptus. The balance includes plantations of other species of trees, land to be planted, protected areas and native forests.

The following table sets forth the number of hectares and types of uses of our land holdings and rights, as of December 31, 2022.

	As of December 31, 2022
	Total	Distribution
	(in hectares)	(percentage)
Pine plantations (1)
0-5 years	147,129	9%
6-10 years	127,067	8%
11-15 years	122,680	7%
16-20 years	73,930	4%
21+ years	85,198	5%
Subtotal	556,004	34%
Eucalyptus plantations (2)	373,236	23%
Plantations of other species	22,028	1%
Subtotal of Plantations	951,268	58%
Land for plantations	102,706	5%
Land for other uses (3)	602,348	36%
Total (4)	1,656,323	100%

(1)	All years are calculated from the date of planting.
(2)	Approximately 76% of our eucalyptus plantations are less than 10 years old.
(3)	Includes roads, firebreaks, native forests and yards.
(4)
Includes 100% of the plantations owned by Forestal Arauco S.A. (Chile), 100% of the plantations owned by Arauco Argentina (Argentina), 50% of the plantations we own in Uruguay through the Montes del Plata joint operation, 100% of the plantations owned in Brazil by Arauco Forest Brasil, 100% of the plantations owned by Arauco Florestal Arapoti, 100% of the plantations owned by Mahal Empreendimentos e Participacoes S.A., 100% of the plantations owned by Novo Oeste Gestao de Ativo Florestais S.A. and 49% of plantations owned by Arauco Forest Brasil in the areas granted in usufruct by Florestal Vale do Corisco. Also includes 32,514 hectares for which we have the right to harvest but do not own the land, of which 14,327 hectares are in Chile, 199 hectares are in Argentina, 17,946 hectares are in Brazil and 43 hectares are in Uruguay.

Land Acquisition and Afforestation

As of December 31, 2022, we owned forest plantations in Chile, Brazil, Argentina, and via our joint operation Montes del Plata, in Uruguay. Our total land assets have increased from fewer than 170,000 hectares in 1980 to 1.7 million hectares as of December 31, 2022. In the five years ending December 31, 2022, we purchased 8,581 hectares of land, all of which were in Chile. For more information regarding our material acquisitions, see “Item 4. Information on our Company
—
Description of the Business
—
History”.

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

Forest Management

For our pine plantations, our forestry management activities seek to increase our production of sawlogs through advanced genetic techniques, planting and site preparation procedures, thinning and pruning. Managed forests can produce trees of larger diameter and, if pruned, a higher proportion of clear wood, which generally commands a higher price than knotted wood. Although some land is not suitable for the production of pruned logs, as of December 31, 2022, approximately 60% of our pine forests in Chile were conducive to clear wood production.

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

As of December 31, 2022, we had 14 nurseries in Chile, Argentina, Brazil and Uruguay (through Montes del Plata), in which we grow seedlings using seeds and cuttings from genetically selected trees. To achieve higher quality trees and an increased growth rate, we apply strict selection criteria to the trees from which seedlings are produced. We then plant the seedlings manually or mechanically. Depending upon the species of tree to be planted and the nutrient and physical characteristics of the soil, we may also undertake a certain amount of ground preparation before planting. Our other principal forest activities are thinning, pruning and harvesting.

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

Thinning benefits us for the following reasons:

•	the higher number of young trees ensures that they protect each other from different climatic circumstances;

•	it leaves only the highest quality trees to be harvested; and

•	removing inferior trees contributes to improved forest health.

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

Harvesting timber involves felling trees, removing branches from the logs, cutting the logs into appropriate sections and loading the logs onto trucks for transport to sawmills, panel mills or pulp mills. We use the lower section of the radiata pine, comprising the first 7 to 12 meters, in sawmills and plywood mills. We use the mid-section of the radiata pine, comprising, on average, the next 8 to 13 meters, in either sawmills or pulp mills, depending on the diameter and quality of the pine. We use the top section of the tree for pulp, MDF and PBO production.

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

	Year ended December 31,
	2022	2021	2020
	(in hectares)
Thinning	6,688	3,511	17,172
Pruning	15,029	23,898	28,012
Harvesting	30,005	31,785	24,636

We manage our forest activities, but we hire independent contractors to perform many of our operations, including planting, maintenance, thinning, pruning, harvesting, transportation and access road construction. As of December 31, 2022, we had arrangements with more than 193 independent contractors that employed over 9,972 workers in Chile. Many of these contractors have long-standing relationships with us, but we award the contracts based on competitive bids. We manage our forests both internally and via independent contractors. We are currently developing a program aimed at increasing the mechanization of our harvesting operations.

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

In the 2018-2019 season, approximately 675 hectares of our forest plantations were affected by forest fires. During the 2019-2020 season, approximately 7,431 hectares of our forest plantations were affected by forest fires. This includes approximately 4,703 hectares of forest plantations affected in our Brazilian and
Argentine
operations. During the 2020-2021 season, considering our plantations in Chile, Argentina, Brazil and 50% of our plantations in Uruguay, approximately 4,145 hectares were affected by forest fires. During the 2021-2022 season, 7,566 hectares of our forest plantations were affected by forest fires.

The estimated fair value of our plantations affected by the forest fires in the 2021-2022 season was approximately U.S
.$
15.0 million, representing approximately 0.7
%
of the fair value of our total forest plantations and approximately 0.09
%
of our total assets, in each case under IFRS.

 As of the date of this annual report, during the 2022-2023 season, approximately 47,000 hectares of our forest plantations have been affected by forest fires mainly due to the combination of multiple irresponsible or intentional actions by third parties and extreme unfavorable weather conditions such as high temperatures, low humidity and wind gusts. Taking into consideration the amount of wood that should be able to be recovered (based on past experiences) and the applicable insurance coverage preliminary, the estimated impact of the fires of our financial statements may be approximately U.S.$50.0 million
.

For more information regarding certain risks to our forests presented by disease and fire, see “Item 3. Key Information
—
Risk Factors
—
Risks Relating to the Company
—
Disease or fire could affect our forests and manufacturing processes and, in turn, adversely affect our business, financial condition, results of operation and cash flows.”

Forest Production

We harvested 20.6 million cubic meters of logs during the year ended December 31, 2022, consisting of 9.0 million cubic meters of sawlogs, 6.5 million cubic meters of pine pulplogs and 5.1 million cubic meters of eucalyptus pulplogs and other logs. During 2022, our sawmills and panel mills used 6.5 million cubic meters of sawlogs. We also sold 1.3 million cubic meters of sawlogs to unaffiliated domestic sawmills during 2022.

A log merchandising facility located at the same site as our Horcones I and Horcones II sawmills (Chile) optimizes, cuts and classifies wood destined for our plywood facility, sawmills or pulp mills with an annual processing capacity of 1.5 million cubic meters of logs per year. The Nueva Aldea complex (Chile) also includes a log merchandising facility, with an annual processing capacity of 2.6 million cubic meters of logs per year.

Our forests are subject to various risks, including disease or fire. The forest plantations affected by the fires had insurance coverage, with their corresponding deductibles and limits.

Pulp

We believe that we were Chile’s largest producer of bleached and unbleached softwood market pulp in terms of production in 2022. For the year ended December 31, 2022, our worldwide pulp sales were U.S
.$
2.8 billion, representing 38.8% of our consolidated revenues for such year.

Pulp obtained from wood fibers is mainly used in the manufacture of printing and writing paper, hygienic and sanitary paper, board and packaging. Whether a specific kind of pulp is suitable for a particular end-use depends not only on the type of wood but also on the process used to transform the wood into pulp. Pulp made from softwoods, such as radiata pine, has long fibers and it is used to provide strength to paper products. Bleached hardwood pulp is used primarily for printing and writing papers and tissue. Unbleached pulp is used primarily for linerboard (a packaging material). Pulp made from hardwoods, such as eucalyptus, has short fibers and is used in combination with long fiber in manufacturing paper products.

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

Pulp Mills

As of December 31, 2022, we owned and operated five pulp mills in Chile, one in Argentina, and jointly owned and operated one in Uruguay with Stora Enso, with an aggregate installed annual production capacity of approximately 3.7 million tonnes, or 5.2 million tonnes if we add the capacity of Arauco Line 3 which began its operations at the end of 2022. This figure includes 50% of the installed annual production capacity of our Montes del Plata joint operation in Uruguay. Our six pulp mills, and the 50% volume from our interest in the Montes del Plata mill, produced 2.7 million tonnes of bleached pulp and 0.5 million tonnes of unbleached pulp in 2022.

All our pulp mills in Chile, Argentina and Uruguay are certified under international standards. You can find more information about our certifications under the “sustainability” section of our website (https://www.arauco.cl/en/sostenibilidad/certificaciones/).

The following table sets out kraft pulp installed capacity and production by fiber in thousands of tonnes for each of the years indicated.

			Production
Mill	Product	Installed Capacity	2022		2021	2020		2019	2018
Chile
Arauco 1	BHKP	-	1		225	240		262	271
Arauco 2	BSKP	510	469	*	486	477	*	496	483	*
Arauco 3 (1)	BHKP	1,560	-		-	-		-	-
Nueva Aldea	BHKP	520	481		515	526		522	547
Nueva Aldea	BSKP	520	483		481	502		500	48
Valdivia	DP/BHKP	550	324		436	543		491	548
Constitución	UKP	355	288		309	296		311	318
Licancel	UKP	160	148		150	123		142	158
Uruguay
Montes del Plata (2)	BHKP	710	715		749	710		693	654
Argentina
Esperanza	FLUFF/BSKP	350	266		298	304		304	326
Total		5,235	3,175		3,649	3,721		3,721	3,791

(*)	Considers bleached and unbleached production volume.
(1)
In our Arauco mill, the Line 3's ("MAPA") started feeding the digester on December 29 th
, 2022. Therefore, production is not at its full capacity. For more information, see “Item 4. Information on our Company—Description of Business—History.”

(2)	Considers 50% of Montes del Plata

The following is a description of each of our pulp mills in Chile, Argentina and Uruguay.

Chile

Arauco I.
Arauco I or Line 1, which began operations in 1972, is located at the Arauco mill in the Bio Bio Region of Chile. Arauco I produced elementary chlorine-free pulp, which does not use chlorine gas. Elementary chlorine-free pulp is also produced by most of our competitors in each of the world’s major pulp producing regions. The installed annual production capacity of Arauco I was approximately 290,000 tonnes of bleached hardwood kraft pulp. In January 2022, after 50 years of history, Line 1 of the Arauco mill permanently shut down as contemplated by the MAPA project and in accordance with the environmental permit. The last pulp bale of Line 1 was produced on January 3, 2022.

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

On July 24, 2018, the MAPA project was approved by our Board of Directors. As of the date of this annual report, the MAPA project contemplates an investment of approximately U.S.$2.85 billion and is located at the Province of Arauco in the Bio Bio Region, Chile. The MAPA project included
the construction and start-up of a new production line of 1,560,000 annual tonnes of bleached hardwood kraft pulp (Line 3). Once completed, this project is expected to increase the net production of the Arauco mill by approximately 1,270,000 tonnes of pulp, reaching the Arauco mill a total production capacity of approximately 2,100,000 annual tonnes. We commenced construction of this project in February 2019. In January 20, 2023, the production of the first bale of pulp manufactured entirely in Line 3 was completed
.

Constitución Mill
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

Valdivia Mill
. The Valdivia mill commenced operations in February 2004. The Valdivia mill is located in the Fourteenth Region of Chile, an area with significant radiata pine and eucalyptus plantations. The Valdivia mill has an installed annual production capacity of approximately 550,000 tonnes of bleached hardwood pulp. The Valdivia mill is equipped to produce elementary chlorine-free pulp. In June 2020, we completed the “Dissolving Pulp Project” that allowed the Valdivia mill to produce dissolving pulp, and also to switch back to producing paper-grade bleached hardwood pulp when required. See “Item 4. Information on our Company
—
Description of Business
—
History” for further information on the Valdivia mill.

Nueva Aldea Mill.
Located in the Ñuble Region of Chile, this mill was completed in 2006, and after certain investments made during 2018, it increased its production capacity from 1,027,000 tonnes per year to 1,040,000 tonnes per year, half of which is dedicated to the production of bleached softwood kraft pulp and the other half of which is dedicated to the production of bleached hardwood kraft pulp. The Nueva Aldea mill is equipped to produce elementary chlorine-free pulp.

Argentina

Puerto Esperanza Mill
. Arauco Argentina’s softwood pulp mill is located in the Province of Misiones. The mill has an installed annual production capacity of 350,000 tonnes of pulp, consisting of fluff pulp and bleached softwood pulp.

Uruguay

Montes del Plata.
Located in Punta Pereira in the department of Colonia, Uruguay, the Montes del Plata pulp mill began operations in June 2014. The total investment was approximately U.S.$2.7 billion. The mill had
an annual installed capacity of 1.4 million air dry tonnes of bleached pulp.

On December 2017, the environmental authorities of Uruguay (Ministry of Environment) approved an increase in the annual production capacity. Between 2017 and 2020 we made some operational improvements that led to an increase in the annual capacity of this mill, which together with high levels of efficiency during the year 2021 allowed it to reach a production of approximately 1.5 million tonnes. Of this total annual capacity, we own 50% due to our joint operation with Stora Enso.

Cash Cost of Bleached Softwood Kraft Pulp Delivered to China

Based on information published by Hawkins Wright Ltd., we believe that in 2022 our total delivered cash cost for bleached softwood kraft pulp produced in Chile and delivered to China was lower than the average total delivered cash cost for that type of softwood pulp produced in certain other regions of the world and delivered to China, mainly due to lower wood and labor costs, as well as lower transportation costs from Chile to China.

The following table sets forth (i) our cash costs for bleached softwood kraft pulp produced in Chile and delivered to China and (ii) based on information published by Hawkins Wright Ltd., the estimated average cash costs for bleached softwood kraft pulp produced in the regions specified below and delivered to China.

	Cash Production Costs of Bleached Softwood Kraft Pulp Delivered to China
	Arauco (1)	British Columbia Coast	West Canada Interior	United States	Sweden	Finland
	(in U.S.$ per tonne)
Wood	225	253	247	206	332	332
Chemicals	84	102	105	108	118	110
Labor and other cash costs (2)	177	217	227	216	163	119
Operating costs	486	573	579	529	612	561
Transportation (3)	63	62	121	97	79	73
Marketing and sales	4	7	12	15	6	8
Total delivered cash cost	553	641	712	641	697	641

Source:	Arauco and Hawkins Wright Ltd. (“The Outlook for Market Pulp Demand, Supply, Costs and Prices”, December 2022)

(1)	Includes cash costs only for Arauco’s bleached softwood kraft pulp produced in Chile and delivered to China.
(2)	Other cash costs includes energy, maintenance costs and other mill costs.
(3)	Includes transportation cost only for bleached softwood kraft pulp delivered to China (and not other markets).

Sales

Estimated installed bleached kraft pulp capacity worldwide for the year ended December 31, 2022 was 67.9 million tonnes according to Hawkins Wright Ltd. Based on information published by Hawkins Wright Ltd., we believe that our production capacity represented approximately 4.6% of the worldwide market for bleached kraft pulp in 2022. During the same year, we exported 97.4% of our bleached pulp (in terms of tonnes sold), mainly to customers in Asia and Western Europe.

Unbleached softwood pulp is mainly produced by integrated manufacturers, and there are a few companies that sell market pulp like us. “Market pulp” is pulp sold to manufacturers of paper products, as opposed to pulp produced by an integrated paper producer for use in its own paper production facilities. With a worldwide installed capacity of unbleached softwood kraft pulp of 4.1 million tonnes for 2022, according to Hawkins Wright Ltd., we are the world’s largest single producer of unbleached softwood market pulp in terms of production capacity, with approximately 12.2% of the total market in 2022. During the same year, 98.1% of our total unbleached market pulp sales (in terms of tonnes sold) consisted of export sales. While for the last eight years Asia has been our principal export market for unbleached market pulp, we continually seek niche markets for our products in Western Europe and the United States.

The following table sets forth, by region, our sales volume to unaffiliated third parties of bleached and unbleached pulp for the years indicated.

	For the Year Ended December 31,
	2022	2021	2020
		(in tonnes)
Bleached Pulp
Asia and Oceania	1,855,033	2,171,688	2,383,427
Europe	603,076	581,507	539,364
North and South America	227,863	347,988	340,045
Other	272	745	-
Total	2,686,244	3,101,928	3,262,836
Unbleached Pulp
Asia and Oceania	412,291	356,217	379,494
North and South America	3,776	76,710	73,016
Europe	69,390	1,164	1,006
Other	3,069	2,646	2,373
Total	488,526	436,737	455,889

While there are many grades and varieties, pulp is considered a commodity that is marketed primarily based on price, quality and logistical service. In marketing our pulp, we seek to establish long-term relationships with end users of pulp by providing a competitively priced, high-quality, consistent product and excellent service. The quality of our pulp derives from the high standards of production that we maintain at our mills and our use of a single species of tree, in contrast to pulp producers in some of the world’s major softwood pulp producing regions that mix different species, depending on availability and seasonality. Our bleached pulp is marketed under the brand names “Arauco” and “Arauco Argentina” and our unbleached pulp is marketed under the brand name “Celco.” Our dissolving pulp is marketed under the brand name “Arauco Create”. Our 50% share of the pulp produced from Montes del Plata is marketed under the brand name “Arauco.” Our forestry products are mainly sawlogs, pulplogs, chips and others. As a result of our forest management policies and the increasing maturity of our plantations, our plantations are yielding increasing volumes of forestry products, particularly clear wood. As the volume of clear wood has grown, we have broadened our range of forestry products.

Prices for bleached kraft market pulp produced from radiata pine and eucalyptus normally fluctuate depending on prevailing world prices, which historically have been cyclical. The fluctuations generally depend on worldwide demand, world production capacity, business strategies adopted by major forestry, pulp and paper producers, the availability of substitutes and the relative strength of the U.S. dollar. Prices for dissolving pulp normally fluctuate depending on similar variables as those that affect bleached kraft pulp, such as worldwide demand for, and world production capacity of, dissolving pulp. Additionally, dissolving pulp prices depend on dynamics caused by the price difference between paper-grade pulp and dissolving pulp mainly due to the fact that a significant portion of the worldwide dissolving pulp production capacity comes from mills which also have the capacity to switch from producing paper-grade pulp to dissolving pulp, and vice versa. See “Item 5. Operating and Financial Review and Prospects
—
Management’s Discussion and Analysis of Financial Conditions, Results of Operations and Cash Flows
—
Overview” and
“—
Pulp Prices” and “Item 3. Key Information
—
Risk Factors
—
Risks Relating to the Company
—
Fluctuations in market price for our products could adversely affect our financial condition, results of operations and cash flows.”

The following table sets forth our average bleached and unbleached pulp prices per tonne for each quarter, of the years indicated.

	2022	2021	2020
	(U.S.$ per tonne)
Bleached Pulp (1)
1Q	741	608	500
2Q	843	787	504
3Q	919	802	502
4Q	919	747	531
Unbleached Pulp
1Q	778	665	555
2Q	874	829	582
3Q	896	824	549
4Q	860	781	576

(1)	Includes bleached kraft pulp and dissolving pulp.

In accordance with customary pulp market practice, we do not have long-term sales contracts with our customers (except for a few limited cases); rather, we maintain long-standing relationships with our customers with whom we periodically reach agreements on specific volumes and prices. We have a diversified customer base located throughout the world and totaling, as of December 31, 2022, more than 197 customers. As of December 31, 2022, we employed 8 sales agents to represent us in more than 41 countries. We manage this worldwide sales network from our headquarters in Chile.

Additionally, and as part of the business activities contained within our pulp business segment, we sell certain forestry products to third parties. The following table sets forth, by category, forestry product sales to unaffiliated third parties for each of the years indicated.

	Year ended December 31,
	2022	2021	2020	2019	2018
	(in thousands of cubic meters)
Sawlogs	1,263	1,431	1,221	1,815	1,794
Pulplogs	1,319	1,242	936	762	746
Chips	-	34	322	361	546
Others	1,281	1,773	2,464	1,229	-

Wood Products

We produce panels (fiberboard and particleboard), sawn timber (green, kiln-dried lumber and flitches), remanufactured wood products and plywood. For the year ended December 31, 2022, our sales of wood products totaled U.S.$4.0 billion, representing 56.9% of our consolidated revenues for such year. We sell our wood products primarily to customers in North America, Central and South America and Asia and Oceania.

The following table sets forth our wood products sales to unaffiliated third parties for each of the years indicated.

	Year ended December 31,
	2022	2021	2020	2019	2018
	(in thousands of cubic meters)
Panels (fiberboard and particleboard)	5,465	6,127	5,650	5,908	5,410
Sawn timber	1,650	1,803	1,726	1,811	1,825
Remanufactured wood products	458	447	424	443	438
Plywood	529	551	505	494	532
Total	8,102	8,928	8,305	8,656	8,205

As of December 31, 2022, we owned and operated two panel mills, seven sawmills and two plywood mills in Chile; two panel mills and one sawmill in Argentina; four panel mills in Brazil; two panel mills in Mexico, five panel mills in the United States and two panel mills in Canada. Our total installed annual production capacity of fiberboard panels and plywood as of December 31, 2022 was approximately 7.3 million cubic meters. We operate our sawmills in coordination with our forestry and sales operations, since our sawn timber is generally produced in accordance with customer specifications.

As of December 31, 2022, we also owned five remanufacturing facilities, four in Chile and one in Argentina. These facilities produced 409 thousand cubic meters of remanufactured wood products in 2022. See “Item 4. Information on our Company
—
Description of Business
—
History.” for a description of acquisitions that have resulted in the consolidation of our wood products business in Chile, North America, Argentina, Brazil and Mexico.

Our wood products mills are certified under international standards. You can find more information about our certifications under the “sustainability” section of our website (https://www.arauco.cl/en/sostenibilidad/certificaciones/).

The following tables set our installed capacity for Solid Wood (sawn timber, remanufactured wood products and plywood), and Panels (fiberboard panels) in thousands of cubic meters as of December 31, 2022.

Solid Wood

Countries	Mills	Sawn Timber	Kiln-dried Lumber (*)	Remanufactured (* )	Laminated Beams (*)	CLT (*) (2)	Plywood
Chile	Horcones I	484	362	130	-	-	-
	Horcones II	300	170	-	-	-	-
	Valdivia	464	336	110	-	-	-
	Nueva Aldea	431	351	-	-	-	-
	Nueva Aldea	-	-	-	-	-	360
	Viñales	377	358	110	-	-	-
	Cholguán	317	273	120	25	25	-
	Colorado	330	175	-	-	-	-
	Arauco	-	-	-	-	-	350
Sub-Total		2,703	2,025	470	25	25	710
Argentina	Piray	318	318	67	-	-	-
Sub-Total		318	318	67	-	-	-
Spain (1)	Cuellar	35	-	-	-	-	-
Sub-Total		35	-	-	-	-	-
Total		3,056	2,343	537	25	25	710

(*)	Sub Processes from Sawn Timber.
(1)	Considers 50% of our Joint Venture Sonae Arauco.
(2)	Cross Laminated Timber.

Panels

Countries	Mills	Products	Panels	Melamine Laminated (*)	Mouldings (*)
Chile	Trupán	MDF	500	-	240
	Teno	PBO	340	350	-
Sub-Total			840	350	240
	Jaguariaiva	MDF	780	489	-
Brasil	Ponta Grossa	MDF	300	330	-
	Piên	MDF	440	-	-
	Montenegro	PBO	450	200	-
Sub-Total			1,970	1,019	-
	Grayling	PBO	800	320	-
	Carolina	PBO	580	280	-
United States	Malvern	MDF	310	-	98
	Moncure	MDF	285	-	-
	Duraflake	PBO	250	92	-
Sub-Total			2,225	692	98
Argentina	Piray	MDF	300	120	-
	Zárate	PBO	260	220	-
Sub-Total			560	340	-
	Durango	MDF	250	172
Mexico	Durango	PBO	155
	Zitácuaro (1)	PBO	160	107	-
Sub-Total			565	279	-
Canada	Sault Sainte Marie	MDF	310	115	-
	St. Stephen	MDF	110	-	-
Sub-Total			420	115	-
	Nettgau	PBO	325	124
	Nettgau	OSB	230
Germany (2)	Beeskow	PBO	200	66	-
	Beeskow	MDF	175	-	-
	Meppen	MDF	155
Sub-Total			1,085	190	-
Portugal (2)	Oliveira	PBO	225	142	-
	Mangualde	MDF	180	-	-
Sub-Total			405	142	-
	White River	PBO	150	-	-
South Africa (2)	Panbult (3)	PBO	76	-	-
	White River	MDF	35	-	-
Sub-Total			261	-	-
Spain (2)	Linares	PBO	215	105	-
	Valladolid	MDF	70	9	-
Sub-Total			285	114	-
Total			8,616	3,241	338

(*)	Sub Processes from Panels
(1)	New MDF Line approved for construction in 2023. For more information, see “Item 4. Information on our Company—Description of Business—History.”
(2)	Considers 50% of our joint venture Sonae Arauco.
(3)	Currently shut down.

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
of December 31, 2022:

Country/Mill	Installed Capacity (MW)	Maximum Generation (MW)	Average Consumption (MW)	Surplus power delivered to Power Grid (MW)
Chile:
Arauco	127	105	81	24
Constitución	40	30	22	8
Cholguán	29	28	15	13
Licancel	29	20	14	6
Valdivia	140	115	54	61
Horcones (gas/diesel)	24	24	-	24
Nueva Aldea I	30	28	14	14
Nueva Aldea II (diesel)	10	10	-	10
Nueva Aldea III	136	100	63	37
Bioenergía Viñales	41	31	9	22
Total Chile	606	491	272	219
Uruguay:
Montes del Plata (1)	91	91	39	52
Total Uruguay	91	91	39	52
Argentina:
Piray	38	30	17	13
Puerto Esperanza	44	44	44	-
Total Argentina	82	74	60	13
Total	779	656	372	284

(1)	Considers 50% of our Montes del Plata joint operation

As of December 31, 2022, we had registered five co-generation power plants in Chile as greenhouse emission reduction project activities under the Clean Development Mechanism (CDM) of the Kyoto Protocol. Three of them were registered in 2006 (Trupán, Nueva Aldea (first phase) and Nueva Aldea (second phase)); a fourth plant was registered in 2009 (the Valdivia biomass power plant); and the fifth one was registered in 2011 (the Horcones power plant expansion project). These power plants generate electricity through forestry biomass (forestry and wood industrial sub-products, including the wood pulp by-product called “black liquor”). This renewable carbon-neutral fuel allows the facilities to decrease their reliance on fossil-fuel intensive grid electricity.

We were the first Chilean forestry company to issue Certificates of Emission Reductions (CERs or carbon credits) under the CDM of the Kyoto Protocol. Between 2007 and 2022, we had contributed 7.92% of total carbon credits in the energy generation from residual biomass projects portfolio registered worldwide in accordance with the CDM standard. This portfolio of initiatives represents a net issuance of
4.5
million CERs under our CDM projects.

In 2022, we sold 267,720 CERs issued under the CDM in the aggregate, directly and through brokers and traders, to corporate businesses that aim to compensate for their emissions in the voluntary market. We also sold 456,905 million Verified Carbon Units (VCUs) from the Viñales cogeneration plant registered under the internationally recognized standard Verra during the same year.

The following table shows the volumes of certificates issued under the CDM and sold in each of the years indicated

	Year ended December 31
	2022	2021	2020	2019	2018
	(In thousands)
CERs issued (net of the commission paid to United Nations Framework Convention on Climate Change, or “UNFCCC”)	-	139.0	75.0	109.8	247.6
CERs sold or donated	267.7	1,050.0	113.2	-	658.5

In 2022 we started the verification processes in Chile for two projects registered under the CDM standard (Nueva Aldea Phase I and Nueva Aldea Phase II) and one registered under the Verified Carbon Standard (Viñales biomass power plant). In Uruguay, we started the third verification process of the Punta Pereira biomass power plant (part of the Montes del Plata joint operation).

The UNFCCC approved our request to revalidate four of our projects (Trupán, Valdivia, Nueva Aldea and Horcones biomass power plants) registered under the CDM of the Kyoto Protocol. This series of approvals extend the crediting period of our projects through 2028.
We believe that these
projects’ joint potential emission reduction is 437,235 CERs per year.

 The UNFCCC approved our request to revalidate the other two emission reduction projects, (Nueva Aldea Phase II and the Punta Pereira biomass power plants in Chile and Uruguay, respectively. These seek to extend the crediting period by seven years, during which we can obtain CERs under the CDM in connection with the project. For both projects, we believe the potential emission reduction is 160,000 CERs per year.

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

Occupational Health and Safety

We believe that our people represent the heart of our Company. Accordingly, the safety and health of our employees and collaborators are our highest priority. Our risk management model promotes a safety culture based on the value of people and teamwork and is designed to foster conditions for work that is both safe and productive. Our employees are affirmatively encouraged to be part of safety teams and assume prominent roles not only in their own safety but also in the safety of others.

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

37

●
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

●
Our Healthy Culture (Cultura Sana) program has the purpose to enhance the health and overall wellness of our personnel by promoting the benefits of the following five core principles: (i) a healthy workplace environment, (ii) good nutrition, (iii) an alcohol and drug-free workplace, (iv) regular exercise and physical activity and (v) dedication to family.

●	We have programs to protect our workers from high levels of noise and to provide respiratory protection, as well as an ergonomics program and vaccination control.

●	Since 2020, we have implemented a COVID-19 contingency plan aimed at reducing health and safety risks for our employees.

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

●
For over thirty years our Educational Foundation (Fundación Educacional Arauco) in Chile has contributed to the widespread improvement of the quality of local education by strengthening the core competencies and teaching skills of school principals and teachers in hundreds of schools serving thousands of young students.

●
Our Water Supply Challenge (Desafío Agua) program in Chile promotes improved community hygiene and sanitation by providing equipment and infrastructure to rural communities and schools to improve their access to reliable sources of clean water for human consumption.

●
We promote access to affordable housing through our Housing Program (Programa Vivienda) in Chile by counseling our employees, suppliers and their families in applying for public housing subsidies and by assisting them in finding and evaluating adequate housing. Since its inception, this program has supported the construction of more than 1,750 new housing units to the program’s beneficiaries.

●
Our Environmental Education Program (Educación Ambiental Arauco) focuses on schools in communities in Brazil and Argentina, where we have presence and promotes values, knowledge and awareness regarding the importance of environmental conservation and sustainable forestry practices.

●
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

Carbon Footprint

We believe Arauco is the
first
forestry company to have become carbon neutral since 2018. This means that, at a global level, our carbon dioxide captures exceed our emissions. This achievement is sustained by two complementary paths: efficiencies at an operational level that allow us to reduce greenhouse gas emissions, and at the same time, an increase in CO2 captured by the native forest, forest plantations, and carbon stored in our pulp and wood products. This achievement builds on the path we set for ourselves almost three decades ago, when we elected to integrate clean and renewable energy from biomass into our production processes, thus contributing to the much needed decarbonization of the Chile’s energy grid.

An independent international audit firm was in charge of developing a neutrality protocol which was applied to verify our global operation
—
and that other companies and industries can also use
—
considering all of our businesses for the year 2020. In this context, we achieved neutrality by generating a net surplus of 7,177,644 tons of CO2e captured.

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

Our native forest preservation and restoration program includes:

●
Approximately 35,000 hectares of native forests declared as substituted after 1994 are undergoing a long-term program to restore such native forests, where we have made advancements in more than 11,600 hectares since 2012.

●	Approximately 15,000 hectares of native forests affected by 2017 forest fires, 84% of which have been recovered, reaching pre-fire levels in certain cases.

Special Protected Areas

In addition to native forests, our forestry assets also include sites of such special environmental, social and cultural significance that have been designated as HCVAs. We consult actively with local communities and specialists in order to identify HCVAs of particular social significance. Our designation allows these sites to be specifically identified, maintained and improved in a manner that enhances their biological, ecosystemic and cultural attributes.

Monitoring Biodiversity and Protecting Ecosystems

We believe that forests are more than wood and fiber. They are a critical part of a larger ecosystem which we try to protect, maintain and enhance. One of the main challenges of our business is to maintain and enhance biodiversity in our forests. To do so, we apply a Biodiversity and Ecosystem Services Policy that emphasizes constant assessment and management of the effects of our operations on biodiversity and other ecosystems. We make a constant effort to conduct research programs to identify biodiversity elements (species, ecosystems, wetlands, etc.) and to prepare management protocols and monitoring plans emphasizing threat control. Many of the most significant areas in terms of biodiversity are designated as HCVAs. In addition, in November 2022, as part of our participation in COP (“Convention of the Parties”) 27, we announced the measurement of our natural capital with the goal of becoming Natural Net Positive. To achieve this new goal, we are mapping native species based on state-of-the-art hyperspectral images and are working on a design that will allow us to have a concrete impact on improving species’ biodiversity, habitat, and landscape values.

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

Regarding water scarcity, Chile has experienced a drought during the last years and, as a consequence, the Licancel mill had to cease its activities for approximately three months in the end of the 2019. Rainfalls in the region slightly increased during the 2020 and 2021 summer seasons compared to 2019. Thus, we were able to ensure the continuity of our operations, except in February 2022 and February 2023, when the Valdivia mill had to cease its activities for three days and one day, respectively, due to the low flow of the Cruces River. We evaluated and implemented several initiatives to mitigate the effect of drought. Those operational measures have helped us to decrease the exposure of our operation in the face of water shortage and allow mills to operate normally.

From an industrial point of view, continuous improvement and efficient use of water is an important goal for us. In this regard, among others, we monitor water availability in the facilities where we draw water from; and we look to implement diverse initiatives aimed at optimizing water usage

Forest Fire Prevention

We strive to sustain the integrity of our forestland, protecting forest plantations, neighboring communities and conservation areas. We seek to decrease the occurrence of forest fires and to manage combustible material to lessen the potential propagation of fires when they occur. Due to Chile’s climatic conditions, our plantations in Chile have historically been at greater risk of forest fire than our plantations in other countries. The fires of recent seasons in Chile have allowed us to develop enhanced measures to address fire prevention, detection and control.

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

During 2022, our pulp business recovered and recycled approximately 60% of its non-hazardous waste, and our wood products business recovered and recycled approximately reached 47% of such waste.

Our global goal is to achieve zero waste by 2030, maximizing the use of resources and inputs and creating added value through smart solutions. To achieve this, we have been building collaborative partnerships with startups, local universities, and other think tanks. The goal is to develop new circular solutions and business models that could replace non-renewable raw materials and reduce waste throughout our value chain.

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

Pulp

We believe
8
that our main competitors in hardwood pulp in Europe, Asia and the Middle East are Suzano Papel e Cellulose S.A. (Suzano), Asia Pacific Resources International Holdings Limited (APRIL), CMPC Celulosa S.A. (CMPC), Asia Pulp and Paper (APP), Eldorado Brasil Celulose S.A., UPM-Kymmene Oyj (or “UPM”), Stora Enso and Klabin S.A.

We believe
9
that our main competitors in the softwood pulp market, in Asia, are International Paper Company (IP), Georgia Pacific, Metsö Fibre, Södra, Mercer International INC., Ilim Pulp Enterprise Ltd., Domtar Corporation and UPM-Kymmene Oyj (or “UPM”).

In the dissolving pulp market, in Asia, our main competitors are Sappi Limited, LD Celulosa S.A., Caima Industria de Celulose S.A. Additionally, in China we compete with local producers such as Hunan Juntai New Material Technology Co., Ltd. and Shandong Sun Paper Industry Joint Stock Co., Ltd.

Wood Products

We believe that our main competitors in the MDF market are: in Latin America, Duratex S.A., Masisa, Berneck, Proteak, Guararapes, Egger, Duraplay and other large South American producers; in North America, local producers such as Roseburg Forest Products Co., West Fraser, Swiss Krono and Plum Creek; in Asia, producers from Malaysia and China; and in the Middle East and India, producers from Europe and Southeast Asia.

We believe that our main competitors in the PBO market are: in the Latin American market, mainly Duratex S.A., Masisa, Novopan, Berneck S.A., Egger and Fibraplac S.A. In the North American market, we mainly compete with Roseburg Forest Products Co., Funder America, Uniboard, Temple-Inland Inc., Kaycan Ltd., Kronospan, Sonae Indústria, and Egger.

Our principal competitors in the plywood markets are located in the United States, Finland, Chile, Brazil, Uruguay and China. We compete mainly with CMPC, Eagon, Roseburg, Georgia-Pacific, Guararapes, Sudati, Lumin, Metsa and UPM, among others.

For remanufactured wood products, our main competitors are located in Chile, Asia, Brazil, Mexico and the United States.

For sawn timber, our main competitors are located in Europe, Brazil, New Zealand, Canada, the United States, Uruguay and Chile.

8	Based on information published by Hawkins Wright Ltd.
9	Based on information published by Hawkins Wright Ltd.

We believe that our operating efficiencies, competitive logistics costs, ability to serve customers with multiple specifications, geographical presence in 50 countries and the versatility of our radiata and taeda pine allow us to compete effectively in the world market for timber products.

Transportation, Storage and Distribution

We manage and develop our facilities, transportation, storage and product distribution network seeking to consolidate and expand our presence worldwide, offering competitive advantages that allow us to reach over 4,800 customers around the world.

Pulp

We believe that our shipping costs are competitive with those of our main international competitors due in part to the large volumes we export. In addition, we believe that the proximity of our plantations to our mills and from our mills to the ports give us a competitive advantage notwithstanding some of our distance from certain of our main markets.

Chile

The distribution (in tonnes) of our exports by port of origin is the following: Coronel 53.2%, Lirquén 25.7%, San Antonio 13.4%, Valparaiso 7.0% and in San Vicente 0.7%.

Uruguay

We ship our finished product through the port managed by our joint operation Montes del Plata located next to the pulp mill in Punta Pereira, Colonia, Uruguay.

Argentina

The distribution (in tonnes) of our exports are the following: Buenos Aires 76.3%, Dock Sud 20.7%, and in Zárate 3.0%.

We ship pulp to various ports in Asia, Middle East, Europe, North and South America and, as is customary in the pulp industry, we store some stock in those ports. We use 17 foreign ports that have warehouse facilities available, and standard storage terms provide that we are entitled to a certain period of storage free of charge. We seek to ensure that we do not exceed the free storage period for each shipment. As of December 31, 2022, we had approximately 72,000 tonnes of pulp in storage in warehouses at foreign ports.

Wood Products

Globally, we strive to service our customers with excellence, seeking service differentiation to remain competitive in the industry.

United States and Canada

We distribute our products to over 430 customers through trucks and trains. Products imported from our South American operations are shipped into 26 major ports of entry and stored in 29 warehouses. Our products are dispatched to more than 3,500 locations in the United States and Canada.

Brazil

In our local distribution operation, we deliver finished products to more than 881 customers in over 397 cities, many of which are separated by long distances. Additionally, we export our products to 18 countries through 46 ports of destination.

Chile

The distribution (in cubic meters) of our exports by port of origin is the following: Coronel 35.6%, Lirquén 32.9%, San Vicente 22.6%, Valparaiso 5.8% and in San Antonio 3.1%.

Mexico

Products from our operations are shipped into 9 ports of entry and stored in 5 warehouses. Our mills in Durango and Zitácuaro service over 171 customers throughout Mexico.

Argentina

The distribution of our exports (in cubic meters) by port of origin is the following: Buenos Aires 48.9%, Zárate 25.6%, and in Dock Sud 25.5%, reaching 29 ports around the world, 191 cities and a total of 297 customers.

We ship wood products to various ports in Asia, North and Latin America, Middle East, Europe, Oceania and Africa. We distribute our products worldwide to over 200 ports of destination both directly to our customers or through a domestic distribution network in 7 countries consisting of warehousing and truck/train transportation to final destinations. As of December 31, 2022, we had approximately 1.0 million cubic meters of wood products in storage in warehouses and distribution centers.

PROPERTY, PLANTS AND EQUIPMENT

The following table presents our principal properties as of December 31, 2022.

Country	Forestry	Plants and Facilities
Chile	1,012,066 total hectares 605,794 hectares of plantations	5 Pulp mills 1 PBO mill 1 MDF mill 2 Plywood mills 7 Sawmills 4 Remanufacturing Facilities
Argentina	264,334 total hectares 128,771 hectares of plantations	1 Pulp mill 1 MDF mill 1 PBO mill 1 Sawmill 1 Remanufacturing Facility 1 Resin mill
Brazil	242,032 total hectares 128,942 hectares of plantations	3 MDF mills 1 PBO mill 1 Resin mill
Uruguay (1)	137,891 total hectares 87,761 hectares of plantations	1 Pulp mill
United States		3 PBO mills 2 MDF mills 1 Impregnation of melamine paper mill
Canada		2 MDF mill 1 Resin mill
Mexico		1 PBO mill 1 MDF-PBO mill 1 Resin mill
Portugal (2)		1 MDF mill 1 PBO mill 1 Resin mill
Spain (2)		1 MDF mill 1 PBO mill 1 Sawmill
Germany (2)		1 MDF mill 1 MDF-PBO mill 1 PBO-OSB mill 1 Impregnation of melamine paper mill
South Africa (2)		1 PBO Mill (3) 1 MDF-PBO Mill

(1)	Arauco owns 50% of Montes del Plata joint operation.

(2)	Arauco owns 50% of joint venture Sonae Arauco.

(3)	This mill is currently shut down.

Future expansion plans will depend on global market conditions. For information regarding environmental risks associated with our use of our properties, see “Item 3. Key Information
—
Risk Factors
—
Risks Relating to the Company.”

Insurance

Our global insurance program includes our production plants, facilities and equipment. This insurance program provides coverage, in the event of fire, explosion, machinery breakdowns or natural disasters, including earthquakes and tsunamis. Subject to exclusions and deductibles, our insurance covers up to U.S.$750 million per loss in Chile, U.S.$300 million per loss in Argentina, United States and Canada, U.S.$145 million per loss in Mexico and R$1,000 million (equivalent to approximately U.S.$212.7 million using the exchange rate of April 11, 2022, as published by the Central Bank of Brazil) per loss in Brazil, including physical damage and business interruption for up to 18 months for Chile, Argentina and Brazil, and up to 12 months for United States, Canada and Mexico. The deductibles for Chile and Argentina for physical damage are U.S.$3 million per occurrence for damages caused. In case of damages caused by earthquakes and tsunamis in Chile, the deductible is 2% of the total insured amount for each location, subject to a cap of U.S.$25 million. Deductibles for Chile and Argentina for business interruption are 30 days for all losses, 45 days for machinery breakdowns and 45 days for machinery breakdowns of turbines. The deductible for Mexico for business interruption is 30 days. For Chile and Argentina, we also have an annual self-insurance retention of U.S.$15 million, with a U.S.$7.5 million maximum per event. The deductible for Arauco North America, including physical damage and business interruption is U.S.$2.5 million. The deductible for Mexico, including physical damage and business interruption is U.S.$1 million. The deductible for Brazil, including physical damage and business interruption is R$5 million. Our insurance policies covering our production plants, facilities and equipment in Chile is carried by Seguros Generales Suramericana S.A. (50.0%) and Mapfre S.A. (50.0%). In Argentina, Brazil and Mexico by Seguros Generales Suramericana S.A. (100%); in the United States, and Canada by Great Lakes (100%).
We also have a retention for each and every loss of U.S.$50 million on top of deductibles and SIR (“self-insurance retention”) for all our operations.

In Chile, we have contracted fire insurance coverage for all of our Chilean forest holdings and nurseries but do not insure against pests or disease
.

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

This policy is currently carried by Orion Seguros Generales (100%), and the insurance period is from October 14, 2022 to October 14, 2023. We have also set up satellite assessment of the damaged areas, which allows us to deal with possible claims more quickly and accurately
.

During the 2021-2022 season, forest fires consumed approximately 7,566 hectares of our forest plantations, considering Chile, Argentina and Brazil, representing a total value of U.S.$15 million. In each case under IFRS. As of the date of this annual report, during the 2022-2023 season, approximately 47,000 hectares of our forest plantations have been affected by forest fires mainly due to the combination of multiples irresponsible or intentional actions of third parties and extreme unfavorable weather conditions such as high temperatures low humidity and wind gusts.
The forest plantations affected by the fires have insurance coverage, with corresponding deductibles of U.S.$25 million and limits of U.S.$85 million after applying a deductible.

In Argentina, we maintain fire insurance for 17.293 hectares for a total amount of U.S.$25.0 million of timber assets located in the Delta of the Paraná river, close to Buenos Aires and Entre Ríos. The insurance policies for plantations located in the Delta of the Paraná river, are carried by Sancor Seguros and are capped at of U.S
.$
4 million with a deductible of U.S
.$
100,000
.
For the rest of our forests in Argentina, we do not maintain fire insurance since historically Argentina receives significant amount of rainfalls, especially during the summer months and we believe that the risk of damage from fire does not justify the costs of carrying insurance.

In September 2020, wildfires in Brazil affected approximately 4,137 hectares of forest plantations, which had a fair value of approximately U.S.$9.1 million, under IFRS. The forest plantations affected by the wildfires had insurance coverage, with their corresponding deductibles and limits. In accordance with the final report of the insurance adjusters, in January 2021 we recovered U.S.$5.3 million, after applying a U.S.$0.6 million deductible. As a consequence of the September 2020 wildfires, the Swiss Re Insurance Company terminated the insurance policy because the claim was indemnified at the maximum contract value. We have decided not to maintain fire insurance for our forest in Brazil since we believe that the risk of damage from fire does not justify the costs of carrying insurance.

We believe that the terms, deductibles and limits of our insurance policies in all the countries where we operate are generally consistent with industry practice, and that such insurance in conjunction with our own resources, allow us to manage these risks responsibly. Nevertheless, our insurance coverage could prove to be insufficient to cover losses to our production plants, facilities, forests and equipment caused by fires or otherwise. The incurrence of losses or other liabilities that are not covered by insurance could result in significant and unexpected additional costs. Moreover, the terms and conditions for the renewal of our insurance policies may change in the future depending upon market circumstances and the type and amount of risks insured. For more information regarding the risks for which we insure our property, see “Item 3. Key Information
—
Risk Factors
—
Risks Relating to the Company.”

Cybersecurity

We have developed a cybersecurity policy and regulatory framework based on the guidelines and criteria contemplated by the international standards ISO 27001, ISO 27002, ISO 27032 / NIST, and ISA 62443, for administrative and industrial environments, as appropriate. We have also implemented control mechanisms, technologies, processes and procedures developed on the basis of guidelines and criteria addressed by such the international standards, with attention not only to identification and protection, but also to strengthening and improving recovery mechanisms.

Additionally, we have security solutions and technological partners that monitor our infrastructure and, periodically we make security assessments, which allow us to complement and improve ongoing initiatives and our cybersecurity strategic plan. As we saw a significant increment of cybercrime during the last years, we also initiated a strategic revision with third parties with the aim of applying the best market practices in IT and OT environment, in addition to strengthening our OT Cybersecurity team, dedicated to these topics.

We also continue to adopt more simulation exercises and Human Resources policies to ensure all the employees comply with our cybersecurity policies.

During 2022, Arauco did not face any material losses due to cybersecurity breaches. However, even though we have thorough cybersecurity practices and governance in place, we cannot assure that in the future we will not be subject to any material cybersecurity incidents.

For more information regarding cybersecurity risk, see “Item 3. Key Information
—
Risk Factors
—
Risk Relating to Our Company
—
Cybersecurity events, such as a cyber-attack could adversely affect our business, financial condition and results of operations.”

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

For the year ending December 31, 2022, our aggregate capital expenditures were U.S
.$
1,431.4
million, consisting primarily of U.S
.$
1,138.1
million for the addition of property, plant and equipment, and U.S
.$
293.3
million for maintenance and acquisition of biological assets
.

For the year ending December 31, 2023, we have currently budgeted capital expenditures of U.S.$1,243.7 million, which primarily includes U.S
.$
899.6 million for the addition of property, plant and equipment, and U.S
.$
334.1 million in maintenance and acquisition of biological assets. Our ability to complete our capital expenditure plan depends on factors that are beyond our control.

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

In respect of such regulations, in November 2015, the Cruces river where the Valdivia mill disposes its effluents became subject to the Norm. The Valdivia mill discharges its treated effluents into the Cruces River, which is part of the Valdivia River Basin. The Company and other local entities challenged the validity of the Norm before the Third Environmental Court in January 2016, expressing concerns, among others, regarding various aspects of the Norm’s General Environmental and Social Impact Assessment (AGIES, for its acronym in Spanish). These objections included the lack of identification and consideration for the effective economic and social costs resulting from the adoption of the Norm. Other objections included that the Norm’s parameters and limits exceeded the reviewed water quality criteria enforced by reference countries in both quantity and stringency; and that many of the parameters and limits were not technically or environmentally reasonable. The Third Environmental Court ruled in our favor on September 29, 2016, declaring the invalidity of the Norm, and this decision was upheld by the Supreme Court in July 2017.

In December 2017, the government restarted the rulemaking process and published a new draft SWQSVR for public comments. The draft proposes to regulate using practically the same parameters and limits included in the previous Norm declared void by the Supreme Court. In our opinion, the draft presents flaws similar to those detected in the previous rulemaking process, among others, the lack of identification and consideration of its actual economic and social costs and that most of its parameters and limits are not technically or environmentally reasonable. The public comment process finished in March 2018 and several comments from the public and different stakeholders were submitted, including several technical, economical and legal reports from third parties, were submitted. According to applicable regulations, the government shall prepare a final draft, which will be subject to the consideration by the Sustainability Ministers’ Committee
(Consejo de Ministros para la Sustentabilidad)
and the President of the Republic. Once the new norm enters into force, we cannot exclude the possibility that the authority may declare that the Valdivia River Basin is contaminated and thus initiate an administrative proceeding to impose a decontamination plan, which may include new limits on discharges of wastewater applicable to the Valdivia mill.

We believe that we are currently in material compliance with local and national environmental regulations and orders applicable to our operations in Chile.

The application of these environmental laws and remedies may adversely affect the manner in which we seek to implement our business strategy and our ability to realize our strategy. See “Item 3. Key Information
—
Risk Factors
—
Risks Relating to the Company
—
The costs to comply with, and to address liabilities arising under, environmental laws and regulations could adversely affect our business, financial condition, results of operations and cash flows.”

We have faced, and continue to face, certain environmental proceedings in connection with some of our mills. For a description of these proceedings, see “Item 8. Financial Information
—
Legal Proceedings.” and Note 18 of our audited consolidated financial statements.

United States and Canada

Our North American operations are subject to U.S. and Canadian environmental legislation, including federal, provincial, state and local laws and regulations. Such laws and regulations govern the use, storage, handling, generation, treatment, emission, release, discharge and disposal of certain hazardous materials and wastes, the remediation of contaminated soil and groundwater, plant and wildlife protection, landfill sites and the health and safety of employees. For example, under the Clean Air Act, the United States Environmental Protection Agency, or the EPA, has established Maximum Achievable Control Technology, or MACT, environmental regulations that establish emission standards for point sources of pollution, such as press and dryer exhausts, process vents and equipment leaks. In addition, some of our operations require environmental permits and controls to prevent and reduce air and water pollution. Our failure to comply with applicable environmental, health and safety requirements, including permits related thereto, may result in:

●	civil penalties;

●	supplemental environmental projects;

●	enforcement actions or other sanctions, such as judicial orders enjoining or curtailing operations or requiring corrective measures;

●	loss of operating permits;

●	required installation of pollution control equipment; or

●	remedial actions.

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

Brazil

Our Brazilian operations are subject to environmental legislation, including municipal, regional and federal governmental laws, regulations and licensing requirements. Law No. 6,938 establishes strict liability for environmental damage, mechanisms for the enforcement of environmental standards and licensing requirements for activities that are damaging or potentially damaging to the environment. A violation of environmental laws and regulations may result in:

●	fines,

●	partial or total suspension of activities,

●	forfeiture or restriction of tax incentives or benefits, or

●	forfeiture or suspension of participation in credit lines with official credit establishments.

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

We believe that we are currently in material compliance with local and national environmental regulations applicable to our operations in Brazil
.

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

Mexico

Our Mexican operations are subject to environmental legislation, including federal, state and local laws and regulations. Such laws and regulations govern the use, storage, handling, generation, treatment, emission, release, discharge and disposal of certain hazardous materials and wastes, the remediation of contaminated soil and groundwater, plant and wildlife protection, landfill sites and the health and safety of employees. For example, under the Mexican Environmental Law, the Ministry of Environmental and Natural Sources, has established environmental regulations including emission standards for point sources of pollution, such as press and dryer exhausts, process vents and equipment leaks. In addition, some of our operations require environmental permits and controls to prevent and reduce air and water pollution. Our failure to comply with applicable environmental, health and safety requirements, including permits related thereto, may result in:

●	civil penalties;

●	supplemental environmental projects;

●	enforcement actions or other sanctions, such as judicial orders enjoining or curtailing operations or requiring corrective measures;

●	loss of operating permits;

●	required installation of pollution control equipment; or

●	remedial actions.

In addition, we may become liable for third-party claims for personal injury and property damage due to contamination at our mills, even where the activity that caused such contamination occurred before we owned the mills.

We believe that we are currently in material compliance with all local and national environmental regulations applicable to our operations in Mexico.

Uruguay

The activities of the Montes del Plata joint operation are subject to Uruguayan national and municipal environmental regulations. The principal environmental authorization required to carry out such project’s construction activities was the environmental authorization, or AAP, regulated by the Environmental Impact Assessment Act, Law No. 16,466, and its regulatory Decree No. 349/005. AAPs are granted by the National Environmental Bureau, or DINACEA (former DINAMA), which pertains to the Ministry of Environment (former Housing, Land Use Management and Environment, or MVOTMA).

On July 14, 2020, Law No. 19,889 was published on the Official Gazette, creating the Ministry of Environment, empowered with exclusive competence on environmental matters. Law No. 19,889 also provided for the transfer of all environmental related powers of the Ministry of Housing, Land Management and Environment to the new Ministry of Environment.

In order to obtain this authorization, an applicant must submit a complete report regarding all aspects of any proposed works including a classification of the same by a competent professional in one of the three categories, A, B or C. If the proposed project is classified by DINACEA as B or C, a comprehensive environmental impact assessment (which includes all aspects of the project) is required and in some cases a public hearing may be required (such as when the project is classified as C). Once the AAP is granted, the interested party is required to perform the project in accordance with the terms and conditions of such authorization.

For certain activities (including, construction of an industrial plant), a Viability Location Report, or VAL, is required. This report should be submitted before the National Environmental Bureau and must include a notification to the municipal government where the project is to be located (
Intendencia
) and the delivery of information similar to that required for the AAP. This process contemplates a period for public comment on summary information that is available. The Intendencia involved in any such project may submit its findings to the DINACEA for consideration. The relevant companies that comprise Montes del Plata have already obtained the AAP and the VAL.

Once construction is completed according to the approved project and the AAP conditions, and prior to starting operations, a company needs to obtain the environmental authorization for operation, or AAO, which is regulated by the same decree, comes to regulate the environmental compliance of the relevant companies in the operational phase of the endeavor and needs to be renewed every 3 years. Montes del Plata obtained this authorization from the National Environmental Bureau, DINACEA , in June 2014, and its corresponding renewals, and the current one has been renewed until December 2023.

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

Law No. 20,283 provides for the management and conservation of native tree forests and forest development. Its purposes are the protection, recovery and improvement of native forests in order to guarantee both forest sustainability and environmental policy. This law established a fund for the conservation and sustainable management of native forests. According to this law, owners of native forests are able to exploit them so long as they have a “management plan” approved by the CONAF. Depending on the owner’s approved plan, as well as other factors, the subsidy provided by the fund may vary between U.S.$200 and U.S.$400 per hectare. The law also prohibits the harvesting of native trees in certain areas and under certain conditions. In compliance with applicable regulations, we have adopted environmentally sensitive policies towards our holdings of native forests, which are protected and preserved in their entirety. Our products come from established plantations only; we do not sell any wood derived from our native forests. Arauco’s forestry operations adhere to our international control systems, which are all in accordance with current legislative and environmental sustainability standards. We believe that we are in material compliance with Law No. 20,283. See “Item 4. Information on our Company
—
Description of Business
—
Forestry Activity.”

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

In December 2021, Decree No. 405/021 was issued by the Executive Branch and proposed changes in the regulation of forest plantations. The Decree set parameters for the creation of the Environmental Registry of Forest Plantations applicable to new forest plantations from one hundred (100) to forty (40) hectares. The Decree also adjusted the definitions of forest land and requirements (Special Environmental Authorization—AAE) for new plantations of one hundred (100) or more hectares in soils already forested with no previous environmental authorization.

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

Overview

We derive our revenues from the sale of bleached and unbleached pulp, wood products such as MDF, PBO, plywood, sawn timber and remanufactured wood products, forestry products, such as sawlogs and pulplogs, and sales of electricity. We sell our products in domestic and export markets. During 2022 and 2021, sales of wood products constituted the single largest component of our revenues. As occurs with many other commodities, pulp is subject to significant cyclical price fluctuations determined by global supply and demand. Accordingly, our revenues are subject to cyclical fluctuations. Prices for wood and forestry products also fluctuate significantly. Although variations in prices tend to have the most significant effect on our results of operations, variations in sales volume and product mix, production costs and exchange rates can
also have a significant impact on our results. See “Item 3. Key Information
—
Risk Factors
—
Risks Relating to the Company
—
Fluctuations in market price for our products could adversely affect our financial condition, results of operations and cash flows”.

Our business, results of operations and cash flows depend, to a large extent, on the level of economic activity, on government and foreign exchange policies and on political and economic developments in our principal markets.

The regional distribution of our pulp sales according to year was as follows:

●	In 2020, 63.8% of our sales of pulp were to customers in Asia, 12.6% to customers in Europe, and 14.1% to customers in Central and South America.

●	In 2021, 59.3% of our sales of pulp were to customers in Asia, 13.6% to customers in Europe, and 17.7% to customers in Central and South America.

●	In 2022, 57.9% of our sales of pulp were to customers in Asia, 16.4% to customers in Central and South America and 16.1% to customers in Europe.

The regional distribution of our sales of wood products according to year was as follows:

●	In 2020, 60.2% of our sales of wood products were to customers in North America and 27.6% to customers in Central and South America.

●	In 2021, 56.2% of our sales of wood products were to customers in North America and 31.6% to customers in Central and South America.

●	In 2022, 62.0% of our sales of wood products were to customers in North America and 26.9% to customers in Central and South America.

Our business, earnings and prospects may be materially and adversely affected by developments in the markets we operate within
,
including inflation, interest rates, currency fluctuations, protectionism, government subsidies, price and wage controls, exchange control regulations, taxation, expropriation or social instability, as well as by political, economic or diplomatic developments. See “Item 3. Key Information
—
Risk Factors
—
Risks Relating to the Company
—
Worldwide competition in the markets for our products may adversely affect our business, financial condition, results of operations and cash flows”.

As of December 31, 2022, 70.7% of our property, plant, equipment and forest assets were directly owned by us and our Chilean subsidiaries, 4.6% by our Argentine subsidiaries, 6.0% by our Brazilian subsidiaries, 5.0% by our U.S. and Canadian subsidiaries, 1.0% by our Mexican subsidiaries and 12.7% by our joint operation in Uruguay. In 2022, 52.2% of our consolidated revenues were derived from our operations in Chile, 8.5% of our consolidated revenues were derived from our operations in Argentina, 9.3% of our consolidated revenues were derived from our operations in Brazil, 18.4% of our consolidated revenues were derived from our operations in the United States and Canada, 3.1% of our consolidated revenues were derived from our operations in Mexico and 8.5% of our revenues were derived from our operations in Uruguay. Accordingly, our financial condition, results of operations and cash flows are affected by, to a significant degree, economic conditions in Chile, Argentina, Brazil, Uruguay, the United States, Canada and Mexico. See “Item 3. Key Information—Risk Factors—Risks Relating to Chile,” “—Risks Relating to the United States and Canada,” “-Risks Relating to Brazil,”  “—Risks Relating to Argentina,” “—Risks Relating to Uruguay,” “—Risks Relating to Other Markets”.

Economic Indicators in Chile, Argentina, Brazil, Uruguay, the United States, Canada and Mexico

Chile

According to the Central Bank of Chile, in real terms Chile’s GDP contracted 6.1% in 2020, increased 11.7% in 2021, and increased 2.4% in 2022. The Chilean peso appreciated 5.0% against the U.S. dollar in 2020, depreciated 18.8% in 2021 and depreciated
1.3
%
in 2022. See “Item 3. Key Information
—
Risk Factors
—
Risks Relating to Chile
.”

United States

According to the U.S. Bureau of Economic Analysis, the United States GDP contracted 3.5% in 2020, increased 5.9% in 2021 and increased 2.1% in 2022. See “Item 3. Key Information
—
Risk Factors
—
Risks Relating to the United States and Canada
.”

Canada

According to the Bank of Canada, in real terms Canada’s GDP contracted 5.4% in 2020, increased 4.6% in 2021 and increased
3.
6%
in 2022. The Canadian dollar appreciated 6.5% against the U.S. dollar in 2020, appreciated 1.1% in 2021 and depreciated
6.
8%
in 2022. See “Item 3. Key Information
—
Risk Factors
—
Risks Relating to the United States and Canada
.”

Brazil

According to the
Instituto Brasileiro de Geografia e Estatística
(the Brazilian Institute of Geography and Statistics), in real terms Brazil’s GDP contracted 4.1% in 2020, increased 4.6% in 2021 and increased
2.9
%
in 2022. In 2020, 2021, 2022, the Brazilian real depreciated against the U.S. dollar 29.1%, 7.3% and appreciated 5.
2%
respectively. See “Item 3. Key Information
—
Risk Factors
—
Risks Relating to Brazil
.”

Argentina

According to the
Instituto Nacional de Estadística y Censos
(the Argentine National Statistics and Census Institute, or the “INDEC”), in real terms Argentina’s GDP contracted 9.9% in 2020, increased 10.3% in 2021 and increased

5.2
%
in 2022. In 2020, 2021 and 2022, the Argentine peso depreciated against the U.S. dollar 41.6%, 21.6%, and
72.2%
respectively. In 2020, 2021 and 2022, the INDEC’s national CPI was 36.1%, 51.4% and 94.8
%,
respectively. See “Item 3. Key Information
—
Risk Factors
—
Risks Relating to Argentina.”

Uruguay

According to the
Banco Central del Uruguay
(the Central Bank of Uruguay), in real terms Uruguay’s GDP contracted 5.9% in 2020, increased 4.4% in 2021 and increased
4.9%
in 2022. The Uruguayan peso depreciated 13.4% against the U.S. dollar in 2020, depreciated 5.8% in 2021 and appreciated by 10.8
%
in 2022. See “Item 3. Key Information
—
Risk Factors
—
Risks Relating to Uruguay
.”

Mexico

According to the
Banco de México
, in real terms Mexico’s GDP contracted 4.4% in 2020, increased 1.1% in 2021 and increased
3.1
%
in 2022. The Mexican peso depreciated 5.3% against the U.S. dollar in 2020, depreciated 3.4% in 2021 and appreciated
5.
0%
in 2022. See “Item 3. Key Information
—
Risk Factors
—
Risks Relating to Mexico
.”

Exchange Rate Fluctuations

We generally express our export prices in U.S. dollars, whereas our sales in Chile are priced in Chilean pesos except for pulp sales, which are priced in U.S. dollars; sales in Brazil are priced in Brazilian reals; sales in Argentina are priced in Argentine pesos except for pulp sales, which are priced in U.S. dollars, and sales in Mexico are priced in Mexican pesos. To the extent that these local currencies depreciate against the U.S. dollar, our revenues from sales priced in local currencies may be adversely affected when expressed in U.S. dollars.

The effect of exchange rate fluctuations is partially offset by the fact that certain of our operating expenses are denominated in U.S. dollars (such as our freight costs and selling expenses in the form of commissions paid to our sales agents abroad) and a significant part of our indebtedness is denominated in U.S. dollars. As of December 31, 2022, our U.S. dollar-denominated indebtedness was U.S
.$
3.
9
billion. In addition, if the U.S. dollar appreciates against the local currency in any of our export markets, we must, from time to time, express our sales in that local currency to compete effectively.

Future developments in the Chilean, Argentine, Brazilian, Uruguayan, Mexican, Canadian and U.S. economies may impair our ability to proceed with our strategic plan, including with respect to pricing. For additional discussion regarding the risks we face in each of the aforementioned markets, see “Item 3. Key Information
—
Risk Factors
—
Risks Relating to Chile,”
“—
Risks Relating to Argentina,”
“—
Risks Relating to Brazil,”
“—
Risks Relating to Uruguay,”
“—
Risks Relating to Mexico” and
“—
Risks Relating to the United States and Canada.”

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

The following table sets forth, for the years indicated, average unit sales prices for our products.

	Year ended December 31, (1)
	2022	2021	2020
	(U.S.$ per tonne) (3)
Product (2)
Pulp
Bleached pulp	866.0	726.7	511.6
Unbleached pulp	873.9	759.8	569.9
Logs (U.S.$ per cubic meter) (3)	42.8	30.5	23.0

	(U.S.$ per cubic meter) (3)
Wood Products
Sawn timber	354.5	323.1	225.9
Remanufactured wood products	938.5	736.0	645.1
Plywood	713.8	637.9	453.0
Panels	485.1	364.7	299.0

(1)	Calculated as average unit prices for the year based on our internally collected data.
(2)	Each category of product contains different grades and types and the shipping terms vary with the product, as well as the customer.
(3)	We generally quote our prices in U.S. dollars for export sales and in U.S. dollars, Chilean pesos, Argentine pesos, Brazilian reals or Mexican pesos, as applicable for domestic sales.

Pulp Prices

Overview

Historically, world pulp prices have been subject to significant fluctuations over short periods of time. Pulp prices depend primarily on worldwide demand, world production capacity, worldwide pulp and paper inventory levels and availability of substitutes, and in general terms, are directly related to global economic growth. All of these factors are beyond our control. See “Item 3. Key Information
—
Risk Factors
—
Risks Relating to the Company
—
Fluctuations in market price for our products could adversely affect our financial condition, results of operations and cash flows”.

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

Prices for unbleached softwood market pulp also follow cyclical patterns related to worldwide demand, stock levels and supply. Based on information published by Hawkins Wright Ltd., in 2022 unbleached softwood market pulp represented about 5.4% of the total capacity in the global wood pulp market. The majority of unbleached softwood pulp is sold in Asia, and its price in that market does not necessarily follow the cycle of prices for softwood or hardwood.

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

During 2020, average prices increased 7.2% in the case of NBSK – Europe, which reached U.S.$879.36 per tonne at the end of the year, and 20.3% in the case of NBSK – China, which reached U.S.$670.56 per tonne by year end. BHKP – Europe remained stable, ending the year at U.S.$680.00 per tonne, and BHKP – China increased 9.2%, reaching U.S.$499.08 per tonne at year end. Prices remained stable, albeit at low levels, for most of 2020 and continued to be adversely affected by trade tensions between China and the United States, the COVID-19 pandemic and lower demand for paper products in Europe. Towards the end of 2020, inventories started to decrease, and improvements related to the COVID-19 pandemic situation had a positive impact on the hardwood and softwood pulp market. These developments led to price increases during the last days of the year for many of the benchmark pulp products.

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

During 2022, average prices increased 13.3% for NBSK - Europe, which reached U.S.$1,428.00 per tonne at the end of the year and increased 16.4% for NBSK – China, which reached U.S.$882.60 by year end. BHKP - Europe increased 21.0% reaching U.S.$1,380.00 by year end. In the case of BHKP – China, prices increased 45.0% reaching U.S.$827.59 by year end. In general, prices across all fibers and markets increased in 2022, mainly in the first half of the year due to logistic issues and restricted supply because of the conflict between Russia and Ukraine. During the second half of the year, prices remained relatively stable and at the end of the year, prices slightly decreased due to a normalization of logistic issues and a relative stabilization of inventories.

Prices of Northern Bleached Softwood Kraft Pulp (NBSK - Europe)(1)

The following table sets forth the prices for NBSK – Europe, as listed on the NBSK – Europe index, as of the dates indicated, as well as the percentage variation with respect to the previous date:

List Price as of December 31,	U.S.$/tonne	Change YoY
2020	879.36	7.2%
2021	1,260.27	43.3%
2022	1,428.00	13.3%

Prices of Northern Bleached Softwood Kraft Pulp (NBSK - China) (1)

The following table sets forth the prices for NBSK – China, as listed on the NBSK – China index, as of the dates indicated, as well as the percentage variation with respect to the previous date:

List Price as of December 31,	U.S.$/tonne	Change YoY
2020	670.56	20.3%
2021	757.82	13.0%
2022	882.60	16.4%

Prices of Bleached Hardwood Kraft Pulp (BHKP - Europe) (1)

The following table sets forth the prices for BHKP – Europe, as listed on the BHKP – Europe index, as of the dates indicated, as well as the percentage variation with respect to the previous date:

List Price as of December 31,	U.S.$/tonne	Change YoY
2020	680.00	0.0%
2021	1,140.00	67.6%
2022	1,380.00	21.0%

Prices of Bleached Hardwood Kraft Pulp (BHKP - China) (1)

The following table sets forth the prices for BHKP – China, as listed on the BHKP – China index, as of the dates indicated, as well as the percentage variation with respect to the previous date:

List Price as of December 31,	U.S.$/tonne	Change YoY
2020	499.08	9.2%
2021	570.73	14.3%
2022	827.59	45.0%

(1)	Source: Fastmarkets RISI.

Prices of Unbleached Kraft Pulp (UKP)

The following table sets forth the price of our UKP as of the dates indicated, as well as the percentage variation with respect to the previous date:

Price as of December 31,	U.S.$/tonne	Change YoY
2020	585.25	13.5%
2021	779.44	33.2%
2022	831.62	6.7%

Source :	Arauco.
Prices of Dissolving Pulp

The following table sets forth the price of our dissolving pulp as of the dates indicated, as well as the percentage variation with respect to the previous date:

Price as of December 31,	U.S.$/tonne	Change YoY
2020	675.89	N/A
2021	906.33	34.1%
2022	932.3	2.9%

Source	: Arauco.

*	YoY means year over year

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

During 2022, average prices for our wood products increased 27.4% compared to 2021. Average prices for our panels increased 33.0%, and the sales volume for panels decreased 10.8% compared to 2021. Such price increases were mainly explained by a stable global demand and a stable panel consumption in North America, continuing the price levels seen at the end of 2021. In 2022, average prices for our sawn timber increased 9.7%, and the volume of our sawn timber sales decreased 8.5% compared to 2021, also explained by the same reasons.

Costs and Expenses

Cost of Sales

Our major costs of sales are the following:

●	timber,

●	chemicals,

●	forestry labor,

●	depreciation and amortization,

●	maintenance,

●	other raw materials, and

●	energy and fuel.

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

Results of Operation

The following table provides a breakdown of our financial results of operations and sales volumes for the years ended December 31, 2020, 2021 and 2022. The table and the discussion that follows are based on and should be read in conjunction with our audited consolidated financial statements, including the notes thereto, as of and for the years ended December 31, 2020, 2021 and 2022 included elsewhere herein. The audited consolidated financial statements included herein are prepared in U.S. dollars and in accordance with IFRS.

	For the year ended December 31,
	2022			2021			2020
	Sales	%	Volume	Sales	%	Volume	Sales	%	Volume
	(in millions of U.S. dollars, except percentages and volume)
Revenues
Pulp
Bleached pulp (1)	2,326.4	32.8	2,686.2	2,254.2	35.5	3,102.1	1,669.1	35.3	3,262.8
Unbleached pulp (1)	426.9	6.0	488.5	331.8	5.2	436.7	259.8	5.5	455.9
Pulp Subtotal	2,753.3	38.8	3,174.8	2,586.0	40.7	3,538.8	1,928.9	40.8	3,718.7
Logs, net (2)	110.4	1.6	2,582.6	81.6	1.3	2,672.7	49.6	1.0	2,156.7
Chips (2)	-	0.0	-	2.7	0.0	34.3	24.1	0.5	321.9
Other (2)	23.8	0.3	1,280.5	35.7	0.6	1,773.0	38.2	0.9	2,463.6
Forestry Products Subtotal (2)	134.2	1.9	3,863.1	119.9	1.9	4,480.0	111.9	2.4	4,942.2
Total	2,887.5	40.7	-	2,705.9	42.6	-	2,040.8	43.2	-
Wood Products
Fiberboard panels (2)	2,651.3	37.3	5,464.9	2,234.4	35.2	6,126.8	1,689.1	35.7	5,650.0
Sawn timber (2)	584.9	8.2	1,650.0	582.5	9.2	1,803.0	389.9	8.2	1,726.1
Remanufactured wood products (2)	430.1	6.1	458.2	329.3	5.2	447.5	273.5	5.8	424.0
Plywood	377.8	5.3	529.3	351.4	5.5	550.9	228.8	4.8	505.0
Total	4,044.0	56.9	8,102.4	3,497.6	55.1	8,928.1	2,581.4	54.5	8,305.1
Energy	89.8	1.3		87.1	1.4		63.0	1.3
Other	80.7	1.1		59.2	0.9		47.7	1.0
Total revenues	7,102.1	100		6,349.8	100		4,732.9	100
Cost of sales
Timber	(859.8)			(773.7)			(844.5)
Forestry labor costs	(623.9)			(554.5)			(467.6)
Maintenance costs	(319.1)			(261.1)			(225.7)
Chemical costs	(712.3)			(546.4)			(444.4)
Depreciation and amortization	(408.2)			(401.7)			(412.8)
Other costs of sales	(1,351.1)			(1,144.5)			(1,050.3)
Total cost of sales	4,274.5			(3,681.6)			(3,445.3)
Gross profit	2,827.6	39.8%		2,668.2	42.0%		1,287.6	27.2%
Other income	100.1			379.0			283.8
Distribution costs	(922.2)			(683.0)			(535.7)
Administrative expenses	(613.6)			(577.1)			(510.1)
Other expenses	(373.9)			(192.1)			(182.9)
Other gains (losses)	0.0			0.0			0.0
Income (loss) from operating activities	1,018.0			1,594.6			342.7
Financial income	72.1			33.5			29.4
Financial costs	(200.4)			(220.0)			(268.2)
Share of profit (loss) of associates and joint ventures accounted for using equity method	33.7			31.4			2.3
Exchange rate differences	(77.1)			(5.3)			(39.1)
Income before income tax	846.3			1,434.5			67.2
Income tax	(142.1)			(402.9)			(41.8)
Net income	704.2			1,031.6			25.3

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

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues

Revenues increased 11.8%, from U.S.$ 6,349.8 million in 2021 to U.S.$7,102.1 million in 2022, primarily as a result of:

●	a 15.6%, or U.S.$546.4 million, increase in revenues from wood product sales; and

●	a 6.7%, or U.S.$181.6 million, increase in revenues from pulp and forestry products sales.

Pulp
. Revenues from bleached and unbleached pulp increased 6.5%, from U.S.$2,586.0 million in 2021 to U.S.$2,753.3 million in 2022, mainly due to an 18.7% increase in average prices, partially offset by a 10.3% decrease in sales volume. Revenues from sales of bleached pulp increased 3.2% in 2022, mainly due to a 19.2% increase in average prices, partially offset by 13.4% decrease in sales volume. Revenues from sales of unbleached pulp increased 28.7% in 2022, mainly due to a 15.0% increase in average prices and by an 11.9% increase in sales volume. In general, prices across all fibers and markets increased in 2022, especially during the first half of the year, mostly due to logistic issues. During the second half of the year, prices remained on an upward trend until the end of the year when prices decreased due to a normalization of logistic issues and a stabilization of inventories.

Revenues from sales of forestry products increased 11.9%, from U.S.$ 119.9 million in 2021 to U.S.$134.2 million in 2022, mainly due to a U.S.$28.8 million increase in revenues from sales of logs.

Wood Products.
Revenues from wood products increased 15.6%, from U.S.$3,497.6 million in 2021 to U.S.$4,044.0 million in 2022, primarily due to a 27.4% increase in average prices, partially offset by a 9.2% decrease in sales volume.

Revenues from panel products increased 18.7%, from U.S.$2,234.4 million in 2021 to U.S.$2,651.3 million in 2022, due to a 33.0% increase in average prices, partially offset by a 10.8%
decrease
in sales volume. The increase in average prices was primarily due to the effects of inflation, higher interest rates, and also to logistic issues at the industry level due to the conflict between Russia and Ukraine.

Revenues from sawn timber remained stable with a 0.4% yearly increase, from U.S.$582.5 million in 2021 to U.S.$584.9 million in 2022, mainly due to a 9.7% increase in average prices which was offset by 8.5% decrease in sales volume.

Revenues from plywood increased 7.5%, from U.S.$351.4 million in 2021 to U.S.$377.8 million in 2022, mainly due to an 11.9% increase in average prices and a 3.9% decrease in sales volume.

Revenues from remanufactured wood products sales increased 30.6%, from U.S.$329.3 million in 2021 to U.S.$430.1 million in 2022, mainly due to increases of 27.5% in average prices and 2.4% in sales volume. The increase in average prices was primarily due to a strong demand in
the second and third quarter of 2022
.

Other revenue.
Revenues from other sources, consisting mainly of revenues from sales of energy, chemicals and other services, increased 16.6%, from U.S.$146.3 million in 2021 to U.S.$170.6 million in 2022, mainly as a result of a U.S.$21.5 million increase in sales of chemicals and other services.

Cost of sales

Cost of sales increased 16.1%, from U.S.$ 3,681.6 million in 2021 to U.S.$4,274.5 million in 2022, primarily as a result of:

●
a 30.5% increase in chemical costs, from U.S.$546.0 million in 2021 to U.S.$712.3 million in 2022, primarily as a result of increases in the average prices of certain chemical products used in our production processes;

●	a 11.1% increase in timber costs, from U.S.$773.7 million in 2021 to U.S.$859.8 million in 2022;

●	a 12.5% increase in forestry labor costs, from U.S.$554.5 million in 2021 to U.S.$623.9 million in 2022, due to increases in harvesting costs;

●
a 22.2% increase in maintenance costs, from U.S.$261.1 million in 2020 to U.S.$319.1 million in 2022, due to higher costs associated to scheduled and non-scheduled maintenance stoppages during the year; and

●	a 20.8% increase in energy and fuel costs, from U.S.$201.9 million in 2020 to U.S.$244.0 million in 2022, due to increases in global fuel prices.

Gross Profit

As a percentage of total revenue, our gross profit decreased from 42.0% in 2021 to 39.8% in 2022, primarily as a result of an increase of 16.1% in cost of sales which increased at a higher rate than our 11.8% increase in revenues.

Other income

Other income decreased 73.6%, from U.S.$379.0 million in 2021 to U.S.$100.1 million in 2022. This decrease was mainly driven by the effects of the sale of forestry assets that we entered into during August 2021 and executed during such year.

Distribution costs
Distribution costs increased 35.0%, from U.S.$683.0 million in 2021 to U.S.$922.2 million in 2022, primarily as a result of a 33.9% increase in freight costs, and also to a 33.3% increase in costs associated to port services. These increases were due to higher shipping fees as a result of logistic issues.
For more information regarding the risks for which we insure our property, see “Item 3. Key Information
—
Risk Factors
—
Risks Relating to the Company
—
We depend on free international trade as well as economic and other conditions in our principal markets
.”

As a percentage of revenues, distribution costs increased to 13.0% in 2022, from 10.7% in 2021.

Administrative expenses

Administrative expenses increased 6.3%, from U.S.$577.1 million in 2021 to U.S.$613.6 million in 2022, primarily as a result of:

●	An 18.3% or U.S.$8.1 million increase in third-party variable services;

●	a 23.1% increase, or U.S.$7.5 million increase in computer services; and

●	a 2.9% increase, or U.S.$7.3 million increase in wages, salaries and severance indemnities.

●	As a percentage of revenues, administrative expenses decreased to 8.6% in 2022, compared to 9.1% in 2021.

Other expenses

Other expenses increased 94.6%, from U.S.$192.1 million in 2021 to U.S.$373.9 million in 2022, mainly due to a U.S.$83.0 million impairment provision related to our
Argentine
operations, and to
a U.S.$82.3 million related to
scheduled and non-scheduled stoppages in our mills.

Finance costs

Finance costs decreased 8.9%, from U.S.$220.0 million in 2021 to U.S.$200.4 million in 2022, primarily as a result of lower incurred costs compared to 2021 due to lower average debt and a U.S.$22.8 increase in capitalized interests, which are excluded from finance costs.

Exchange rate differences

Losses from exchange rate differences increased 1,359.3%, from a loss of U.S.$5.3 million in 2021 to a loss of U.S.$77.1 million in 2022, primarily due to fluctuations of the Argentine peso, and to a lesser extent the Chilean peso and the Brazilian reais against the US dollar. See “-Economic Indicators in Chile, Argentina, Brazil, Uruguay, the United States and Canada.”

Income tax

We recorded an income tax expense of U.S.$142.1 million in 2022 compared to income tax expense of U.S.$402.9 million in 2021. This decrease was primarily associated to lower operating income
,
that includes the effect of an U.S.$83.0 million impairment provision of our
Argentine
pulp mill and the re-valuation of our forest in 2022 that resulted in a decrease from U.S.$82.0 million in 2021 to U.S.$12.9 million in 2022.

Net income

Net income decreased 31.7% from U.S.$1,031.6 million in 2021 to U.S.$704.2 million in 2022. This is mainly explained by lower sales volumes in both of our pulp and wood products segments. Also, we recorded higher costs during the year.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenues

Revenues
increased
34.2%, from U.S.$4,732.9 million in 2020 to U.S.$6,349.8 million in 2021, primarily as a result of:

●	a 35.5%, or U.S.$916.2 million, increase in revenues from wood product sales; and

●	a 32.6%, or U.S.$665.1 million, increase in revenues from pulp and forestry products sales.

Pulp.
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

●
a 22.9% increase in chemical costs, from U.S.$444.4 million in 2020 to U.S.$546.0 million in 2021, primarily as a result of an increase in sales volumes in our wood products segment and certain increases in the average prices of some of the chemical products used in the panels production process;

●
a 18.6% increase in forestry labor costs, from U.S.$467.6 million in 2020 to U.S.$554.5 million in 2021, due to an increase in sales volumes in our wood products segment, and also to increases in harvesting costs;

●	a 15.7% increase in maintenance costs, from U.S.$225.7 million in 2020 to U.S.$261.1 million in 2021, due to higher costs associated to scheduled maintenance stoppages during the year; and

●
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
For more information regarding the risks for which we insure our property, see “Item 3. Key Information
—
Risk Factors
—
Risks Relating to the Company
—
We depend on free international trade as well as economic and other conditions in our principal markets
.”

As a percentage of revenues, distribution costs decreased to 10.7% in 2021, from 11.3% in 2020.

Administrative expenses

Administrative expenses increased 13.1% from U.S.$510.1 million in 2020 to U.S.$577.1 million in 2021, primarily as a result of:

●	a 17.7% or U.S.$37.4 million increase in wages, salaries and severance indemnities, mostly associated to provisions related to performance bonuses; and

●
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

Liquidity and Capital Resources

Our primary sources of liquidity are funds from operations, domestic and international borrowings from banks and debt offerings in the domestic and international capital markets. We generate substantial cash flows from our operations
.

We have a financial policy, approved by our Board of Directors, which serves as a framework and contains several policies aimed at preserving our liquidity and strengthening our commitment to our Investment Grade rating. This financial policy includes a (i) liquidity policy, which maintains certain criteria regarding our liquidity management both in the short and long term, (ii) a counterparty policy which establishes limits on the maximum exposure we may have with respect to our different banking counterparties, (iii) investments and (iv) derivatives policies which regulate the type of investments and/or instruments we take positions into.

We entered into a U.S.$375.0 million committed credit facility on February 20, 2020, that expires on February 20, 2025. To date, we have not made any drawings under this credit facility.

We believe that cash flow generated by operations, cash balances, borrowings from banks, debt offerings in the domestic and international capital markets and equity contributions are likely to be sufficient to meet our short and medium working capital, debt service and capital expenditure requirements. See “Item 4.
—
Information on our Company
—
Capital Expenditures.”

Cash Flow from Operating Activities

Our net cash flow provided by operating activities was U.S.$1,700.5 million in 2022 and U.S.$1,939.9 million in 2021. This decrease in 2022 was principally due to a U.S.$1,206.8 million increase in payments to suppliers and employees, and an increase of  U.S.$320.7 million in income taxes paid, partially offset by a U.S.$1,240.2 million increase in 2022 in receipts from sale of goods and rendering of services, mostly associated with the increase in average prices for all of our products.

Our net cash flow provided by operating activities was U.S.$1,939.9 million in 2021 and U.S.$1,142.1 million in 2020. This increase in 2021 was principally due to a U.S.$1,491.0 million increase in 2021 in receipts from sale of goods and rendering of services, mostly associated with the increase in average prices for all of our products.

Cash Flow Used in Investing Activities

Our net cash used in investing activities was U.S.$1,469.9 million in 2022 and U.S.$1,189.6 million in 2021. This increase in 2022 was principally due to a U.S.$204.7 million decrease in 2022 in inflows originated from the sale of other long-term assets, mostly due to the effects of the sale of forestry assets that we executed in August 2021.

Our net cash used in investing activities was U.S.$1,189.6 million in 2021 and U.S.$1,678.9 million in 2020. This decrease in 2021 was principally due to (i) a U.S.$220.1 million increase in 2021 in inflows originated from the sale of other long-term assets, mostly due to the sale of some forestry assets, and (ii) a U.S.$184.5 million or 12.3% decrease in acquisition of property, plant and equipment.

Cash Flow from Financing Activities

Our net cash used by financing activities was U.S.$527.2 million in 2022, compared to U.S.$769.5 million in 2021, primarily as a result of our payment in 2022 of U.S.$380.9 million in dividends and U.S.$397.9 million in loan payments.

Our net cash used by financing activities was U.S.$769.5 million in 2021, compared to U.S.$56.2 million provided by such activities in 2020. During 2021, we paid U.S.$471.2 million in dividends, and loan payments reached U.S.$596.5 million. We also received during the year U.S.$200.0 million as proceeds from issuance of shares.

Contractual Obligations

As is customary practice in the pulp and wood products industries, we generally do not have long-term sales contracts with our customers; rather, we maintain relationships with our customers, with whom we reach agreements from time to time on specific volumes and/or prices.

Investing Activities

During 2022, our main investment activities were investments in (i) projects, (ii) sustaining our panel, sawmill and pulp mills, and (iii) sustaining our biological assets. Our main capital expenditures in projects during 2022 included U.S.$617.4 million invested in the MAPA Project

Financing Activities in 2022

On April 1, 2019, we entered into an export credit agreement with Finnvera (the Finnish state-owned financing company) and three banks (BNP Paribas, JPMorgan Chase & Co. and Santander) for a total amount of €555.0 million. The agreement sets forth the disbursement period during the construction of the MAPA project and an 8.5
-
year maturity period with equal annual amortization installments. The funds were used to purchase equipment for the MAPA project from the main suppliers (i.e., Andritz and Valmet). As of December 31, 2022, the total amount disbursed under the facility was €543.3 million (equivalent to approximately U.S.$579.3 million using the exchange rate of December 31, 2022). As of the date of this annual report, the total amount disbursed is €555.0 million, equivalent to the total of the export credit agreement (equivalent to approximately U.S.$592.0 million using the exchange rate of December 31, 2022).

As of December 31, 2022, the current portion of our bank debt was U.S.$277.7 million of which 74.1% was U.S. dollar-denominated. As of December 31, 2022, our total non-current portion of our bank debt was U.S.$662.8 million of which 31.6% was U.S. dollar-denominated.

As of December 31, 2022, we also had total capital markets borrowings (including the current portion of such debt) of U.S.$4.5 billion, 75.3% of which were U.S. dollar-denominated.

As of December 31, 2022, the weighted average maturity of our non-current bank debt was 4.9 years. The interest rate on our floating rate debt is determined principally by reference to the LIBOR, and as of December 31, 2022, the average spread for our U.S. dollar floating rate debt over six-month LIBOR was 1.
67
%. As of December 31, 2022, the average interest rate for our U.S. dollar fixed rate debt was 4.56%. These average rates do not reflect the effect of swap agreements.

As of December 31, 2022, we guaranteed obligations of U.S.$34.2 million related to Montes del Plata, U.S.$240.0 million related to Arauco North America and U.S.$67.0 million related to Arauco do Brasil.

The instruments and agreements governing our bank loans and local bonds set limits on our incurrence of debt and liabilities through the use of financial covenants. The principal financial covenants contained in our bank loan agreements in effect on December 31, 2022 were the following:

●	Our net debt to equity ratio must not exceed 1.2:1; and

●	Our interest coverage ratio must not be less than 2:1.

The principal financial covenant contained in our local bond agreements in effect on December 31, 2022 is:

●	Our net debt to equity ratio must not exceed 1.2:1.

We were in compliance with all bank loan and bond covenants as of December 31, 2022. Our U.S. dollar-denominated bonds do not contain financial maintenance covenants.

Treasury Management

Our corporate financial policy establishes a set of guidelines, procedures and responsibilities to minimize certain financial risks to which we are exposed and to regulate such policy with a global corporate view. This policy seeks to manage such risks in our best interests, covering all countries where we operate, and is administered by our Corporate Finance Department (based in Chile). Additionally, we seek to manage our financial needs to ensure business continuity and normal operations in the long term. Also, we ensure funding for new investments to achieve sustainable growth over time, keeping adequate capital structure considering economic cycles that impact our business and the nature of the industries in which we operate.

We manage our treasury activities on a centralized basis. In the case of our Argentine and Brazilian subsidiaries, our Corporate Finance Department supervises and controls compliance with our finance policies, but their daily treasury activities are managed independently.

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

Cross Currency Swap Agreements

We have outstanding the following cross currency swap agreements in Chile to hedge our local bonds issued in UF:

Bank	UF Notional Amount	U.S.$ Notional Amount	Hedging Start Date	Maturity
BCI – Chile	636,364	24,500,016	10/30/2021	10/30/2029
BCI – Chile	636,364	23,940,993	10/30/2014	04/30/2023
Scotiabank – Chile	636,364	24,529,437	10/30/2021	10/30/2029
Scotiabank – Chile	636,364	24,453,184	10/30/2014	04/30/2023
Scotiabank – Chile	636,364	24,422,642	10/30/2014	04/30/2023
Santander – Chile	636,364	24,167,222	10/30/2014	04/30/2023
Banco de Chile – Chile	636,364	24,167,223	04/30/2019	10/30/2029
Scotiabank – Chile	909,091	38,557,134	11/15/2013	11/15/2023
Santander – Chile	909,091	37,957,011	11/15/2013	11/15/2023
Deutsche – U.K.	909,091	37,957,011	11/15/2013	11/15/2023
BCI – Chile	909,091	35,000,024	11/15/2021	11/15/2032
BCI – Chile	909,091	34,997,071	11/15/2021	11/15/2032
JP Morgan – U.K.	1,000,000	43,185,224	10/01/2014	04/01/2024
Itaú Corpbanca – Chile.	1,000,000	43,277,070	10/01/2014	04/01/2024
Santander – Chile	3,000,000	128,611,183	10/01/2014	04/01/2024
Santander – Chile.	5,000,000	201,340,031	11/15/2016	11/15/2026
Goldman Sachs – N.A.	1,000,000	40,521,750	10/10/2018	10/10/2028
Scotiabank – Chile	1,000,000	40,537,926	10/10/2018	10/10/2028
Goldman Sachs – N.A.	1,000,000	40,066,555	10/10/2018	10/10/2028
Santander – Chile	2,500,000	97,971,786	10/10/2018	10/10/2038
Santander – Chile	3,000,000	118,400,504	10/10/2018	10/10/2038

Total	27,500,003	1,108,560,997

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

Bank	EUR Notional Amount	U.S.$ Notional Amount	Hedging Start Date	Maturity
Santander – Chile	82,352,941	97,728,235	06/15/2021	12/15/2029
Banco de Chile – Chile	41,176,471	48,864,118	06/15/2021	12/15/2029
MUFG Bank – Japan	82,352,941	97,728,235	06/15/2021	12/15/2029
JP Morgan – N.A.	164,705,882	195,456,471	06/15/2021	12/15/2029
HSBC – N.A.	41,176,471	48,864,118	06/15/2021	12/15/2029
Total	411,764,706	488,641,177

Through these cross currency swap agreements we receive cash flows in EUR, which allow us to comply with the terms of our outstanding bank liabilities and pay fixed amounts in U.S. dollars, the currency in which a significant amount of our assets and sales are denominated.

The aggregate fair value of our UF and EUR cross currency swap agreements as of December 31, 2022, represented a liability of U.S.$20.5 million as compared to December 31, 2021, when they represented a liability of U.S.$ 295.8 million. This variation was primarily a result of changes in the fair value related to fluctuations in rates both for U.S. dollars and Chilean pesos, and also due to variations of the U.S. dollars to Chilean pesos exchange rate.

Interest Rate Swap Agreements

We have the following interest rate swap agreements to hedge fluctuations in floating rates for long-term debt outstanding in the U.S.:

Bank	Currency	U.S.$ Notional Amount
JP Morgan – N.A.	U.S.$	80,000,000
JP Morgan – N.A.	U.S.$	80,000,000
Goldman Sachs – N.A.	U.S.$	80,000,000

As of December 31, 2022, the fair value of the aforementioned agreements represented an asset of U.S.$15.1 million as compared to
December 31, 2021,
when they represented an asset
of U.S.$2.7 million.

We have the following interest rate swap agreements to hedge fluctuations in floating rates for long-term debt outstanding in Uruguay:

Bank	Currency	U.S.$ Notional Amount
DNB Bank ASA	U.S.$	8,439,601	(1)

(1)	U.S.$ notional amount includes multiple contract agreements.

The fair value of this agreement as of December 31, 2022, represented an asset
of U.S.$0.1 million for Arauco. The notional amount shown in the table above and the fair value account for 50% of the notional amount and the fair value respectively, since these agreements were entered into by Montes del Plata (of which Arauco owns 50% of its shares).

Forward Agreements

As of December 31, 2022, we have the following forward agreements outstanding in Uruguay to hedge fluctuations in the respective local currencies, as follows:

Bank	Exchange Rate		U.S.$ Notional Amount		Hedging Start Date	Maturity
HSBC Uruguay	U.S.$	-UYU	13,735,000	(1)	-	-
Itaú Uruguay	U.S.$	-UYU	8,480,000	(1)	-	-
Banco de la República Oriental de Uruguay	U.S.$	-UYU	3,805,000	(1)
Banco Santander Uruguay	U.S.$	-EUR	2,416,000	(1)	-	-
Itaú Uruguay	U.S.$	-EUR	859,000	(1)	-	-

(1)	U.S.$ notional amount includes multiple contract agreements.

The fair value of these agreements as of December 31, 2022, represented an asset of U.S.$1.8 million, which includes the 50% of total fair value of the forward agreements entered into by Montes del Plata (of which Arauco owns 50% of its shares).

As of December 31, 2022, we have the following forward agreements outstanding in Argentina to hedge fluctuations in the respective local currencies, as follows:

Bank	Exchange Rate		U.S.$ Notional Amount	Hedging Start Date	Maturity
Banco Santander – Argentina	U.S.$	-AR$	3,800,000	12/10/2021	01/31/2022
BBVA – Argentina	U.S.$	-AR$	3,800,000	12/10/2021	02/25/2022
BBVA – Argentina	U.S.$	-AR$	6,000,000	12/15/2022	01/31/2023

The fair value of these agreements as of December 31, 2022, represented an asset
of U.S.$0.01 million.

Research and Development

We spent U.S.$9.6 million in 2020, U.S.$10.1 million in 2021 and U.S.$10.8 million in 2022 on research and development. We conduct our principal research and development programs through our subsidiary, Investigaciones Forestales Bioforest S.A. (“Bioforest”), which concentrates its efforts on applying and implementing advanced technologies to the specific characteristics of our forests and mills.

There are four principles that support Bioforest’s research programs:

1. Knowledge and experience: Bioforest performs applied research and development since 1990 focused on the most relevant challenges and opportunities of Arauco’s business units.

2. Strong team: Over 110 highly trained researchers and technical experts, including 25 PhD’s and 7 PhD candidates.

3. World class facilities and equipment: We support research and development projects with our own biotechnology, pulp and panels laboratories.

4. Collaboration: We have built and currently work with an extensive network of universities and research and development centers around the world.

Bioforest has been adding value to Arauco through researching and developing new technologies in order to produce goods in a more efficient way and improve the quality of products, to use them in new ways and to create a better understanding and knowledge of our process.

In our pulp business segment, we research the use of different technologies that help reduce water consumption, reduce CO2 emissions, reduce our solid waste, and increase productivity and yield in the different pulp mills we operate.

In our wood products business segment, our research is focused on supporting the development of wood based construction, and also in the processes and technologies that reduce consumption of synthetic resins in the panels industry. This includes the introduction of bio-based ingredients in adhesives.

To capture the full value of our forest assets and provide the best possible value to our customers, we are continuously researching and attempting to develop different strains of fiber from pine and eucalyptus trees to improve their quality and to shorten their average harvest cycle. Bioforest has increased the growth rate of our radiata pines, eucalyptus globulus and eucalyptus nitens, adding more value to our plantations.

Finally, in Bioforest we study ecosystems and native forests, which allows us to support Arauco’s conservation and restoration commitments based on science. The knowledge we gather about the carbon cycle and rich biodiversity that relates to our forests, supports our strategy of being a renewable business.

Several research programs have translated into silvicultural prescriptions, that allow our forestry operations to perform science-based activities to maximize health and productivity of our plantations, from nursery to the harvest stage.

Critical Accounting Estimates

See Note 1 to our audited consolidated financial statements for information on Critical Accounting Estimates.

Trend Information
Pulp
According to Fastmarkets RISI, softwood pulp prices decreased in Asia and Europe during the fourth quarter of 2022. Hardwood pulp prices remained stable in China during the fourth quarter of 2022.

In the first quarter of 2023, we observed a general
decrease
in softwood and hardwood pulp benchmark prices, as published by Fastmarkets RISI. In the case of dissolving pulp, our prices increased somewhat during the first quarter of 2023. During the remainder of 2023, developments could affect our pulp business, such as the effects of shipment decreases in China during January due to the Chinese
New Year
, a weakening of the export market, paper demand deterioration and uncertainties associated with the current geopolitical environment
.
As of the date of this annual report, it is difficult to predict any further variation in pulp prices (See “Item 3.
—
Key Information
—
Risk Factors
—
Global economic and other developments, and particularly economic developments in the Asian, European and U.S. economies, could have an adverse effect on the demand for our products, our financial condition, results of operations and cash flows.” for a more detailed discussion about this topic
).

Wood Products
During the fourth quarter of 2022, demand of wood products
decreased,
which is reflected on decreases in our sales prices
and volumes sold.
The North American markets remained weak
in new constructions,
repair and remodeling activity
. Additionally, high inventories, due to supply chain problems in 2022, also affected the fourth quarter of 2022 and the first quarter of 2023.

Our prices continued to weaken
in general
during the first quarter of 2023 in many markets and products. As of the date of this annual report, it is difficult to predict any further variation in wood product prices, as well as any other developments that could affect our wood products business during the remainder of
2023
, mainly due to
high
interest rates
, high
inventories
, economies’ expectations and
geopolitical
problems
. (See “Item 3. Key Information
—
Risk Factors
—
Global economic and other developments, and particularly economic developments in the Asian, European and U.S. economies, could have an adverse effect on the demand for our products, our financial condition, results of operations and cash flows.” for a more detailed discussion about this topic
).

Item 6.  Directors, Senior Management and Employees

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

Our current directors are listed below.

Name	Years as Director	Position	Age
Manuel Bezanilla	37	Chairman	79
Roberto Angelini	37	First Vice-Chairman	75
Jorge Andueza	30	Second Vice-Chairman	75
Alberto Etchegaray	30	Director	78
Eduardo Navarro	16	Director	58
Timothy C. Purcell	19	Director	64
Franco Mellafe	9	Director	48
Juan Ignacio Langlois	8	Director	56
Jorge Bunster (1)	23	Director	71

(1)	Jorge Bunster was Director from 1996-2010. He rejoined the Board of Directors in April 2017.

Included below are brief biographical descriptions of each of our directors
.

Manuel Bezanilla
became a Director on April 30, 1986 and became Chairman of the Board of Directors on April 23, 2013. He served as Second Vice-Chairman of the Board of Directors from May 4, 2007 to April 23, 2013. He is also a partner of the law firm Portaluppi, Guzmán y Bezanilla. He serves as Chairman of the board of Forestal Arauco and Inversiones Arauco Internacional Limitada, and serves as a member of the Boards of Directors of Empresas Copec, Pesquera Iquique-Guanaye S.A., AntarChile S.A.(“AntarChile”), Inversiones Siemel S.A. and Inversiones Angelini y Compañía Limitada (“Inversiones Angelini”). Mr. Bezanilla holds a law degree from the Catholic University of Chile.

Roberto Angelini
became a Director on April 30, 1986 and became First Vice-Chairman of the Board of Directors on May 4, 2007. He served as Vice-Chairman of the Board of Directors from April 18, 1991 to January 4, 2005, when he voluntarily resigned, and as Second Vice-Chairman of the Board of Directors from January 27, 2005 to May 4, 2007. He serves as Chairman of the Board of Directors of Empresas Copec, COPEC, AntarChile, Corpesca S.A., Pesquera Iquique-Guanaye S.A., Inversiones Alxar S.A., Inversiones Angelini, Inversiones Caleta Vitor S.A. and Servicios Corporativos Sercor S.A. He also serves as a member of the boards of directors of Forestal Arauco, Inversiones Arauco Internacional Limitada, Inversiones Nutravalor S.A., Nutrisco S.A., Cumbres Andinas S.A.C. and Inversiones Siemel S.A. Mr. Angelini holds a degree in civil engineering from the Catholic University of Chile.

Jorge Andueza
became a Director on April 11, 1994 and was appointed Second Vice-Chairman of the Board of Directors on April 23, 2013. He is also the Chairman of the Board of Directors of Inversiones Siemel S.A. and Nutrisco S.A., and serves as a member of the boards of directors of COPEC, Empresas Copec, Forestal Arauco, Inversiones Arauco Internacional Limitada, Inversiones Nutravalor S.A., Corpesca S.A., Pesquera Iquique-Guanaye S.A., Organización Terpel S.A., Mapco Express Inc., Inversiones Caleta Vitor S.A. and Servicios Corporativos Sercor S.A. Mr. Andueza holds a degree in electronic civil engineering from Federico Santa María Technical University.

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

Eduardo Navarro
became a Director on September 25, 2007. He is also the Chief Executive Officer of Empresas Copec S.A., the Chief Executive Officer of Pesquera Iquique-Guanaye S.A., and serves as Chairman of the board of Abastible S.A. and a member of the Board of Directors of COPEC, Colgas S.A., Solgas S.A., Duragas S.A., Corpesca S.A., Inversiones Caleta Vitor S.A., Nutrisco S.A., Inversiones Alxar S.A. and Cumbres Andinas S.A.C. Mr. Navarro holds degrees in commercial engineering and economics, and a master’s degree in economics, all from the Catholic University of Chile.

Timothy C. Purcell
became a Director on April 26, 2005. He is also Managing Partner of Linzor Capital Partners, LP. Mr. Purcell currently serves as a member of the Board of Directors of Engenium Capital S.A. de C.V., and Corporación Santo Tomás. He is also Chairman of the Board of Directors of Enseña Chile and member of the Board of Directors of Colegios Cree in Chile. Mr. Purcell received an undergraduate degree in economics from Cornell University, as well as a master’s degree in international studies from the University of Pennsylvania and a master’s degree in business from Wharton Business School.

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

Juan Ignacio Langlois
became a director on April 26, 2016. He is also Partner of Tyndall Group. Mr. Langlois currently serves as a member of the Board of Directors of Metrogas S.A. He also serves as alternate director of Minera Las Cenizas S.A. Mr. Langlois received a law degree with maximum distinction from the Universidad de Chile School of law, a master’s degree in business administration (MBA) from the Kenan-Flagler Business School, University of North Carolina at Chapel Hill, and a master’s degree in law (LLM) from the University of California, Berkeley.

Jorge Bunster
served as a director between April 1994 and March 2010, when he voluntarily resigned to assume the position of Vice Minister of Foreign Trade at the Ministry of Foreign Affairs of Chile, and subsequently, on April 2012, as Minister of Energy until March of 2014. He rejoined the Board of Directors in April 2017. Mr. Bunster serves as a member of the Boards of Directors of COPEC, Organización Terpel S.A., Mapco Express Inc., and Nutrisco S.A. Mr. Bunster holds degrees in commercial engineering and economics from the Catholic University of Chile and a master’s degree in business administration from IESE, Navarra University, Spain.

Executive Officers

Our executive officers are appointed by the Board of Directors and hold office at its discretion. Our principal executive officers and the directors as of December 31, 2022,
of each area or department are listed below.

Name	Years with Arauco	Position	Age
Matías Domeyko	33	Chief Executive Officer	62
Cristián Infante	27	President & Chief Operating Officer	57
Gianfranco Truffello	29	Chief Financial Officer	55
Iván Chamorro	22	Senior Vice-President Forestry	50
Franco Bozzalla	33	Senior Vice-President Wood Pulp & Energy	60
Charles Kimber	37	Senior Vice-President Human Resources & Sustainability	62
Antonio Luque	30	Senior Vice-President Wood Products	67
Gonzalo Zegers	15	Senior Vice-President International & Business Development	62
Felipe Guzmán	15	General Counsel	54

Included below are brief biographical descriptions of each of our executive officers and the directors of each area or department as of March 31, 2023
.

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

Gonzalo Zegers
is the Senior Vice-President International & Business Development of Arauco. He joined Arauco in 2008. Before joining Arauco, he was the general manager of Agrofruta S.A. from 1991 to 1995, Chief Financial Officer (1995-1996) and Chief Executive Officer (1996-2005) of Masisa, and Chief Executive Officer of ATC Panels Inc. (USA) until 2008. Mr. Zegers holds a degree in commercial engineering from the Santiago University of Chile.

Felipe Guzmán
is the General Counsel of Arauco. He joined Arauco in December 2008. Before joining Arauco, he worked at the law firm Portaluppi, Guzmán y Bezanilla (1996-2008), and he spent a year as an International Associate at Simpson, Thacher & Bartlett in New York (2000-2001). Mr. Guzmán holds a law degree from Finis Terrae University, and a Master of Laws degree from Duke University.

Compensation

For 2022, the aggregate compensation of all our directors, executive officers and senior managers paid or accrued in that year for services in all capacities, including salaries and compensation for their service to those executive officers who serve as directors, was approximately U.S
.$
55.0 million. We do not maintain any pension or retirement programs or incentive compensation plans for our directors. Compensation for our executive officers, is comprised of a fixed monthly salary and a performance bonus paid on a yearly basis subject to our financial performance, the fulfillment of objectives and individual performance. We also do not maintain any plans providing for benefits upon termination of employment. The following table sets out the compensation of our directors for their services in 2022, as disclosed in our annual report submitted every year with the
Comisión para el Mercado Financiero
in Chile.

Name	2022
Manuel Bezanilla	U.S.$	518,678
Roberto Angelini		307,495
Jorge Andueza		307,495
Franco Mellafe		169,183
Alberto Etchegaray		114,313
Eduardo Navarro		114,313
Timothy C. Purcell		114,313
Jorge Bunster		114,313
Juan Ignacio Langlois		114,313
Total Compensation		1,874,416

Board Practices

In 2013, we created an audit committee, which was composed of two directors, Jorge Andueza and Timothy C. Purcell, as well as the Chief Executive Officer of Arauco, the Chief Operating Officer of Arauco, the Senior Vice-President Comptroller of Arauco and the General Counsel of Arauco. Our securities are not listed on any U.S. national securities exchange and, therefore, we are not subject to the rules relating to audit committees imposed by the Sarbanes-Oxley Act of 2002, as amended. In November 2015 the Board of Directors agreed to reinforce the role of the audit committee, giving it new powers and expanding its membership. It is now comprised by three directors: Jorge Andueza, Timothy C. Purcell, and Eduardo Navarro, as well as the Chief Executive Officer of Arauco, the President and Chief Operating Officer of Arauco, the General Counsel of Arauco and Mr. Robinson Tajmuch. Beginning on the fourth quarter of 2020, the Chief Financial Officer and the Audit Manager have participated of the committee’s sessions, to show topics regarding financial statement and internal audit issues respectively.
The General Counsel of Arauco periodically
reports to the Board of Directors
about
the
functioning of
the Audit Committee.

In January 2021, the Board of Directors reviewed and adjusted some of the tasks of the Audit Committee, as well it was defined that the members will remain for a 3 year-term. At the end of such term, the Board of Directors will designate the members for the new period, which could be totally or partially the same as the previous period.

In 2019, an Ethics and Compliance Committee was created by our Board of Directors. The members of such Ethics and Compliance Committee are Messrs. Manuel Bezanilla (Chairman of the Board of Directors), Jorge Andueza (second Vice-Chairman of the Board of Directors), Matías Domeyko (Chief Executive Officer), Cristián Infante (President & Chief Operating Officer), Felipe Guzmán (General Counsel). Mr. Camilo Naranjo (Chief Compliance Officer), is in charge of the proper functioning of the Ethics and Compliance Committee, and reports to the Board of Directors on a semi-annual basis. The Committee replaced the previously existing ethics committee and is in charge of the supervision of the processes implemented by the Company in order to comply with the ethical standards and the regulations related to compliance. In addition, the Committee reviews and
decides
whether to open
investigations
on
reports received through the reporting hotline.

Employees

The following table provides a breakdown of our employees by main category of activity as of the end of each year in the three-year period ended December 31, 2022.

	2022	2021	2020
Executives	386	497	498
Professionals and Technicians	5,279	5,135	5,527
Workers	13,378	12,519	11,526
Total	19,043	18,151	17,551

Approximately 57
%
of our employees in Chile, 55
%
of our employees in Argentina, 34
%
of our employees in Uruguay, 8
%
of our employees in Brazil (although 100% are represented by the unions), 44
%
of our employees in Mexico and none of our employees in the United States or Canada were unionized as of December 31, 2022. We have negotiated collective bargaining agreements with unionized employees
.

We believe we generally have stable relations with our employees in Chile, Argentina, Brazil, Uruguay, Mexico, the United States and Canada.

Chile

In Chile we did not have stoppages of our own workers related to collective bargaining processes during the year 2022.
Among others, we
can list the following labor-related events:

Between March and May 2022, we had stoppages in our lumber production processes for a total of 7 days in the Horcones facility, as the result of the access being blocked by contractor workers.

We renew all the collective bargaining instruments that expired during 2022 in Chile. We cannot assure you that a work slowdown, work stoppage or strike will not occur before or after the expiration of our labor agreements, and we cannot estimate the degree to which any work slowdown, work stoppage or strike may adversely affect our sales.

In addition, we depend to a significant extent on employees of contractors to which we outsource a wide range of services including management of certain of our plantations and transportation of raw materials and products.

In Chile, as of December 31, 2022, we had contracts with approximately 474 contractors, who employed approximately 15,139 employees.

United States and Canada

During the last ten years, we experienced no strikes or other material work stoppages at our U.S. and Canadian subsidiaries
.

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

In April 2020, we announced the closure of our Moncure particleboard line, which ceased its operations on May 1, 2020, resulting in the dismissal of 45 employees. The Moncure closure was the result of the opening of our particleboard facility in Grayling, Michigan, which provided a more efficient model in costs and volume.

 On June 11, 2020, we announced the closure and ceased operations of our Duraflake Particleboard facility, discontinuing two treating lines (one “TFL” line- and one particleboard line). This closure resulted in the dismissal of 83 employees. The closure of our Duraflake operations was based on an assessment that determined the older manufacturing platform was less competitive in a challenging marketplace. The aforementioned closures across our manufacturing sites resulted in the elimination of 29 shared services roles from our corporate support offices
.

In The United States and Canada, as of December 31, 2022, we had contracts with approximately 2 contractors, who employed approximately 19 employees.

Brazil
Our Brazilian operations have not experienced any material work stoppages in the last eleven years, other than a generalized truck-drivers’ strike in 2018 that affected our operations
.
As a consequence of this event, we could not receive raw materials or dispatch products, and our employees could not easily access our Brazilian mills during such time, which resulted in a stoppage of ten days. As a result, transportation costs increased 25% in average, which directly affected the cost of our final product, increasing them between 3% to 5% depending on the type of product
.

In Brazil, as of December 31, 2022, we had contracts with approximately 30 contractors, who in turn employed approximately 642 employees
.

Approximately 8
%
of our employees in Brazil were unionized as of December 31, 2022. We negotiate collective agreements for one and two years, and 100
%
of our employees are represented by the unions
.

Argentina
Our Argentine operations have not experienced any material work stoppages in the last six years
.

Approximately 55
%
of our employees in Argentina were unionized as of December 31, 2022. We have negotiated collective bargaining agreements with unionized employees
.

In Argentina, as of December 31, 2022, we had contracts with approximately 219 contractors, who employed approximately 1,703 employees.

Mexico
During 2021 and 2022, we experienced no strikes or other material work stoppages affecting our Mexican operations. We have collective-bargaining agreements with the unions representing the employees of our Durango and Zitácuaro mills, corresponding to our Mexican subsidiaries.

As a result of recent changes to the Mexican labor law, union negotiations have been
held and
will be held with the unions of our Durango and Zitácuaro mills with effective dates of January 1, 2023 and May 1, 2023 respectively.

In Mexico, as of December 31, 2022, we had contracts with approximately 53 contractors, who employed approximately 437 employees.

Uruguay
During 2021 and 2022, our Uruguayan operations did not experience any material work stoppages. The Montes del Plata joint operation have a collective labor agreement with the pulp mill union employees (which is valid through 2024), as well as with the nursery union employees (which is valid through 2025
).

As a result of the foregoing, we may be affected by future strikes, work slowdowns, stoppages or other labor-related developments in the various countries in which we operate, including such developments attributable to employees of contractors performing outsourced services, and such strikes, slowdowns, stoppages or other developments could have a material adverse effect on our business, financial condition, results of operations or prospects.

In Uruguay, as of December 31, 2022, we had contracts with approximately 167 contractors, who employed approximately 3,195 employees.

Share Ownership

Our First Vice-Chairman, Roberto Angelini, directly and indirectly owns 36.0% of Inversiones Angelini, which is the principal shareholder of AntarChile. He directly owns 0.2% of AntarChile. Through his direct and indirect interests in Inversiones Angelini, AntarChile and Empresas Copec, Roberto Angelini beneficially owns 14.2% of our shares. Our Director Franco Mellafe owns indirectly a 4.9% of Inversiones Angelini. He also directly owns 0.059% of AntarChile, and 0.00006% of Empresas Copec. Through his direct and indirect interests in Inversiones Angelini, AntarChile and Empresas Copec, Franco Mellafe beneficially owns 2.06% of our shares.

None of our other directors or executive officers beneficially owns 1% or more of our shares.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

Our only outstanding voting securities are shares of common stock of a single series, without nominal (par) value
.
The following table sets forth certain information concerning ownership of our common stock, as of April
12
, 2023, with respect to each shareholder known by us to own more than 5% of the outstanding shares of our common stock and all of our directors and executive officers, as a group.

	Number of Shares Owned	Percentage Ownership
Empresas Copec	120,474,249	99.99
Directors and executive officers of our Company, as a group	-	-

Through its ownership of our Common Stock, Empresas Copec currently has voting control over us.

Empresas Copec is a Chilean public company listed on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange. It is a holding company, the principal interests of which are in Arauco, gasoline distribution, electricity, gas distribution, fishing and mining. Before October 1, 2003, Empresas Copec’s legal name was Compañía de Petróleos de Chile S.A. As of that date, Compañía de Petróleos de Chile S.A. transferred all its gasoline and fuel-related business assets to COPEC, and changed its legal name to Empresas Copec S.A. As of December 31, 2022, AntarChile owned 60.8% of Empresas Copec.

Through its ownership in Empresas Copec, AntarChile beneficially owned 60.8% of our shares as of December 31, 2022. As of April 12, 2023, AntarChile beneficially owned 60.8% of our shares. Inversiones Angelini in turn owns 63.4% of AntarChile’s shares, and certain other related investors own an additional 11.62% of AntarChile. Inversiones Angelini and such other investors are defined herein as the “Angelini Group.”

The principal equity owners of interest in Inversiones Angelini are Mr. Roberto Angelini Rossi directly and indirectly with 36.0% and Mrs. Patricia Angelini Rossi directly and indirectly with 29.0%.

As of December 31, 2022, and April 12, 2023, the Angelini Group controlled Arauco through the ownership structure described above.

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

Article 146 of the Chilean Companies Act defines related party transactions as negotiations, acts, contracts or transactions between a corporation and any other person or entity that involve the following:

●	directors or officers of the corporation (or their respective spouses and certain other relatives) acting on their own or on behalf of persons different from the corporation;

●
directors or officers of the corporation (or their respective spouses and certain other relatives) who have a direct or indirect ownership interest of at least 10% of the equity shares of the other company or are also directors or officers of such other company;

●	persons who have been in the last 18 months previous to the transaction, directors or officers of the corporation; and

●	“related persons” of the corporation, as defined in article 100 of the Chilean Law 18,045, or Chilean Securities Markets Law.

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

Our transactions with affiliates include the following:

●	We purchase goods and services that may also be provided by other suppliers. Among the most significant are our fuel purchases from COPEC, a subsidiary of Empresas Copec, our majority shareholder;

●	We hire port services from our 50% affiliate Compañía Puerto de Coronel S.A.;

●	We purchase from EKA Chile, a chlorate sodium supplier, which is 50% controlled by Arauco, and we provide EKA Chile with electricity; and

●	We obtain legal services from Portaluppi, Guzmán y Bezanilla, a law firm of which one of our directors, Manuel Bezanilla, is a partner.

Financial information concerning transactions with affiliates is included in Note 13 to our audited consolidated financial statements.

Item 8. Financial Information

See “Item 18
. —
Financial Statements.”

Export Sales

Export sales constituted 62.0
%
of our revenues for the year ended December 31, 2022. Our total export revenues for 2022 were U.S
.$
4,401.3 million. Our principal overseas markets are North America, Asia and Europe. See “Item 4. Information on our Company
—
Description of Business
—
Domestic and Export Sales
.”

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

Environmental Proceedings
We have been subject to certain administrative proceedings as a result of a pipe leakage in the Nueva Aldea mill in 2013, the death of fish in the Cruces River in January 2014, close to the Valdivia Mill effluent discharge, and a pipe leakage in the Arauco mill in February 2016. See “Item 3. Key Information
—
Risk Factors
—
Risks Relating to the Company. We have been subject to legal proceedings related to some of our mills which could adversely affect our business, financial condition, results of operations and cash flows.”

In addition, in 2016 the Superintendence of the Environment initiated administrative proceedings against the Valdivia, Nueva Aldea, Licancel and Constitución mills. In 2017, the Superintendence of the Environment initiated an administrative proceeding against the Arauco mill. The first part of the proceeding against the Valdivia mill concluded in 2017. On December 15, 2017, the Superintendence of the Environment decided that the Valdivia mill was liable for ten out of eleven charges and imposed a fine of 7,777 UTA (approximately U.S.$6.5 million as of December 2018). We appealed this decision on April 5, 2018 before the Third Environmental Court. A decision by the Third Environmental Court was issued in February 2020. This decision partially accepted the claim, only in connection with the inadequate classification of one of the charges, ordering the Superintendence to make a new classification. The decision also mentioned that the Superintendence had not proved that the death of the fish in the Cruces River in January 2014 was caused by the operations of the Valdivia mill. This ruling was appealed by both the Superintendence and the Company before the Supreme Court. In December 2022, the Supreme Court upheld the Third Environmental Court decision, confirming most of the fines though stating that the death of fish in the Cruces River in January 2014 was not caused by the operations of the Valdivia mill. The Superintendence shall make a new classification in connection therewith. In January 2023, the Company paid the corresponding fines for approximately 5,360.2 UTA (approximately U.S.$4.9 million as of January 2023).

Tax Litigation in Chile

On August 25, 2005, the Chilean IRS (
Servicio de Impuestos Internos
) issued tax calculations No. 184 and No. 185 of 2005 objecting to certain capital reduction transactions effected by us on April 16, 2001 and October 31, 2001, and furthermore, requesting reimbursement for amounts returned to us in respect of certain claimed tax losses. On November 7, 2005, we requested a
Revisión de la Actuación Fiscalizadora
(Review of the Supervision Action, or RAF), which is an administrative review of the tax action brought by the Chilean IRS, and subsequently, a claim was filed against the above-mentioned tax calculations No. 184 and No. 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, which resolution, however, only partially sustained our request. In response, we filed an additional complaint with regard to the portion of the RAF that was not granted administrative review. On September 20, 2017, the Chilean Tax and Custom Court resolved to confirm the Chilean IRS tax calculations No. 184 and No. 185. On October 12, 2017, we appealed this decision before the Santiago Court of Appeals. On June 29, 2018, the Santiago Court of Appeals confirmed the first instance ruling. On July 19, 2018, we filed a “
recurso de casación en el fondo y en la forma
” (nullity recourse) before the Supreme Court.

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

On January 24, 2023, a hearing of pleadings before the Supreme Court was held in this case.

In March 2023
, the abovementioned “
recurso de casación en el fondo y en la forma
” (nullity recourse)
was rejected
by the Supreme Court

Tax Litigation in Brazil
The Federal Reserve of Brazil contested the amortization of goodwill resulting from acquisitions of Placas do Paraná S.A, Tafibrás, Tafisa Brasil (now, Arauco do Brasil S.A.) and Dynea Brasil S.A.

On July 20, 2015, Arauco do Brasil was notified of the first-level administrative ruling which partially upheld the infringement. Against this ruling, a Voluntary Appeal was filed seeking to revoke the Infringement Notice before the Brazilian Administrative Tax Council (Conselho Administrativo de Recursos Fiscais de Brasil or “CARF”), which is the second administrative level. The CARF’s decision was issued on May 16, 2017 and took into consideration certain arguments presented by the Company regarding the premium but preserving other charges. On September 27, 2018, Arauco do Brasil was notified of the CARF’s decision, for which Arauco do Brasil filed an appeal for declaration embargoes, to elicit clarifications from the CARF regarding certain points of the decision. On January 25, 2019, the CARF ruled that there were no clarifications or omissions to be made and, consequently, granted a term for filing the last remedy within the administrative realm (“Special Remedy”). This Special Remedy was submitted before the Upper Chamber of Fiscal Remedies of the CARF (Cámara Superior de Recursos Fiscais, or “CSRF”) on February 11, 2019, reiterating our defense allegations regarding the matters and charges that remained in such process.

On August 28, 2020, we learned of an intermediate decision in Grievance of Instrument, issued by the CARF that divided the claim into two parts, one at the administrative level and the other one at the judicial level:

I – The administrative level allocated deductibility of interests and an isolated fine of 50% with an estimated amount, as of March 31, 2023, of R$34.5 million (U.S.$6.8 million). Pursuant to these requirements on March 27, 2023, Arauco do Brasil adhered to the government program of reduction of fiscal litigation which permits a reduction of the 65% of the entire amount of the debt through the payment of the 35% of the debt in two ways: (a) payment in cash of the 30%, totaling R$3.7 million (U.S.$0.7 million) and (b) payment of 70% of fiscal losses, totaling R$8.6 million (U.S.$1.7 million). Later, Arauco do Brasil completed the abovementioned payment in cash and of fiscal losses. The Brazilian IRS will have to confirm  Arauco do Brasil’s adherence to the program, for the closure of the administrative level of the claim.

II – The judicial level related to contractual expenses deducted in the purchase of Tafisa Brasil (point 3.5 of the claim); interests and legal expenses on debts paid in the amnesty program (point 3.6); Imposto de Renda Pessoa Jurídica, or “IRPJ” and less Contribuição Social sobre o Lucro Líquido, or “CSLL” (points 3.7 and 3.8), with an estimated amount as of March 31, 2023 of R$42.2 million (U.S.$8.3 million). In response, Arauco do Brasil filed a nullity claim of tax debt with the CARF.

On March 9, 2023, the Federal Court of the Paraná State accepted the nullity claim with respect to the points 3.5, 3.7 and 3.8 above, which nullified and voided part of the debt in the amount of R$26.6 million (U.S.$5.2 million). The court rejected the nullity claim regarding point 3.6, with an estimated amount as of March 31, 2023 of R$15.6 million (U.S.$3.1 million). Arauco do Brasil filed a clarification recourse and if Arauco´s claim does not prevail, it will file an appeal before the Federal Justice Tribunal regarding point 3.6.

We believe that our position is based on solid legal grounds, but no assurance can be given that we will prevail in this claim. As of December 31, 2022, we had not made any provision whatsoever in connection with this contingency
.

Tax Litigation in Mexico

On December 12, 2022, the Tax Administration Service issued tax credit assessment resolution number 900-04-04-00-00-00-2022-978 corresponding to the 2014 tax year. Under such assessment, objections against the following items were filed: (i) the deduction of interest in the historical amount of Ps. 85,172,274 (U.S.$ 4.3 million as of December 31, 2022), from loans granted by Masisa S.A. (Chile); (ii) the tax loss in the total amount of Ps. 275,986,671 (U.S.$ 14.2 million as of December 31, 2022); (iii) the deduction of payments made to Masisa S.A. for logistics services in the total amount of Ps. 3,058,221 (U.S.$ 0.2 million as of December 31, 2022); (iv) the alleged generation of non-distributed dividends related to the payments indicated in items (i) and (iii) above; (v) the rejection of contributions to the Single Contribution Account in amounts expressed in Mexican pesos of  $ 342,372,000 (U.S. $ 18.0 million as of December 31, 2022), Ps. 66,250,020 (U.S.$ 3.4 million as of December 31, 2022), Ps. 46,389,980 (U.S.$ 2.4 million as of December 31, 2022) and Ps. 11,457,000 (U.S.$ 0.6 million as of December 31, 2022), respectively; and (vi) an alleged incorrect application of the double taxation avoidance treaty between Mexico and Chile. The total amount of omitted tax, updates, surcharges, and fines assessed to the company amounts to Ps. 416,908,418 (U.S.$ 21.4 million as of December 31, 2022).

On February 13, 2023, a motion to dismiss was filed against the above assessment, before the General Legal Administration of the Tax Administration Service. Currently, the term for the Company to submit additional evidence is submitted, subsequently, is pending for the tax authorities to issue a ruling which, if unfavorable, could be challenged by the Company before the Federal Court of Administrative Justice.

We believe that our position is based on solid legal grounds, but no assurance can be given that we will prevail in this claim. As of December 31, 2022, we had not made any provision whatsoever in connection with this contingency.

Service Provider Lawsuit in Brazil

In 2013, a service provider instituted a civil lawsuit against us seeking compensation for damages allegedly caused by Arauco’s unilateral termination of its contract in connection with the implementation of the MDF 2 line of the Jaguariaiva mill. On November 01, 2021, the Civil Court of Curitiba issued its ruling, ordering Arauco to pay to the service provider an amount of R$84 million (approximately U.S.$16 million as of March 31, 2023) in consideration of the alleged damages borne by the service provider during the course of the services contracts and as a result of its early termination by Arauco. Arauco appealed to the Court of Justice of the Paraná State and, on April 6, 2023, the Court accepted Arauco’s appeal regarding procedural irregularities, and declared the previous decision null and void. This decision of the Court of Justice of the Paraná State is subject to appeals, but if it stands, the process should return to the first instance, to continue the production of evidence to support a new judgment on the merits of the claim.

Arbitral Proceeding in Chile

On November 28, 2022, Ingeniería y Construcción Sigdo Koppers S.A. (“ICSK”) submitted a request for arbitration before the Arbitration and Mediation Center of the Chamber of Commerce of Santiago (CAM Santiago), seeking the resolution of the disputes which have arisen between the petitioner and Celulosa Arauco y Constitucion S.A., in connection with Contract No. 906 Civil Electromechanical Assembly of Digester, Washing, Bleaching, Machine and Final Line, executed on June 18, 2019 (the “Contract”).

In its request, ICSK argues that, during the performance of the Contract, certain breaches occurred which prevented the works from being executed in the envisaged and stipulated manner, along with an increase in the quantities to execute and man-hours, all issues which affected the Contract’s performance term and the works’ total price. As a consequence of the foregoing, ICSK declares that it will file a claim for the performance of the Contract, and a claim for the indemnification of the damages it has suffered, indicating that they have amounted to approximately 6,900,000 UF (U.S.$ 283 million as of December 31, 2022).

On January 18, 2023, CAM Santiago certified the designation – upon the parties’ mutual agreement – of the arbitrator who will review the dispute. The designated arbitrator accepted the designation and was sworn in, summoning the parties to a first arbitral hearing scheduled for March 7, 2023.

As we will opportunely argue during the arbitration proceedings, Arauco believes that ICSK is responsible for the delays affecting the Contract’s performance, and that it owes Arauco fines for delays and other sums related to the return of advances, among other amounts. In light of this, and even though no assurance can be given that we will prevail in this claim, we believe that a reasonable margin exists for a favorable outcome to be obtained by the Company. As of December 31, 2022, we had not made any provision whatsoever in connection with this contingency.

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
Hecho Esencial
) on August 17, 2021. For subsequent fiscal years, an amount equivalent to 40% of the distributable net income for each fiscal year, will be distributed as dividends among shareholders. In any event, the Board of Directors may decide to distribute and pay interim dividends to shareholders, to the extent that it expects the year to finalize with positive financial results and that the Company’s liquidity allows such distribution and payment. See “Item 8. Financial information-Significant Changes” for more information regarding changes to the dividend policy that took place on April 8, 2022.

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

On April 6, 2023, our Board of Directors agreed to propose to the Shareholders’ Meeting of the Company summoned for April 25, 2023, the payment of a definitive dividend (
dividendo definitivo
), to be exceptionally distributed among the shareholders for an amount equivalent to 50% of the distributable net profit obtained in the year 2022, as follows:

•	Dividend of U.S.$2.3210073314 per share, unique series, for an aggregate amount of approximately U.S .$279.6 million, payable starting on May 10, 2023

This dividend corresponds to the
50%
of the distributable net income of fiscal year 2022, once deducted the interim dividend paid to the shareholders starting on December 14
,
2022.

The following table
details the dividends paid by us to our shareholders for the previous five years:

Years	Aggregate Amount of Dividends (U.S.$)	Distribution Dates
2018	324, 295,269	December 12, 2018 - May 8, 2019
2019	-	N/A
2020	-	N/A
2021 (1)	663,132,403	October 25, 2021 – November 5, 2021 – May 10, 2022
2022 (2)	183,971,509	December 14, 2022

(1)	For 2021, the U.S.$663,132,403 million include U.S.$200 million paid as an extraordinary dividend ( dividendo eventual ) charged to the retained earnings fund ( fondo de utilidades acumuladas ).

(2)
For 2022, in case of approval by the shareholders’ meeting summoned on April 25, 2023, of the abovementioned proposal of the Board of Directors, the aggregate amount of dividends for 2022 shall be U.S.$463,593,359 to be distributed on May 10, 2023.

Our
Board of Directors has no other current plans to recommend further changes in our dividend policy. The policy has been changed in the past and no assurance can be given that the policy will not be changed in the future, due to changes in Chilean law, capital requirements, operating results or other factors.

Significant Changes

Except as identified in this annual report, no other significant change has occurred since the date of the financial statements contained in this annual report. See “Item 3. Key Information
—
Risk Factors
—
Risks Relating to the Company
—Developments relating to the COVID-19 pandemic
have
had and may continue to have an
adverse effect on our business operations” and “Item 5. Operating and Financial Review and Prospects
—
Trend Information
.”

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

Voting Rights

Each share of our stock entitles the holder to one vote at any meeting of shareholders. Resolutions may be taken upon a vote of an absolute majority of the voting shares present or represented. Any resolution relating to amendments to our by-laws must be approved by an absolute majority of the voting shares issued. Resolutions with regard to the following matters, among others, require the affirmative vote of two-thirds of the voting shares issued:

●	transformation, division or merger with another company;

●	advanced dissolution;

●	change of corporate domicile;

●	reduction in our equity capital;

●	approval and appraisal of non-cash capital contributions;

●	reduction in the number of members of the Board of Directors;

●	the disposal of 50% or more of our assets, whether or not such disposal also includes any of our liabilities;

●
the disposal of 50% or more of the assets of one our subsidiaries, provided that such subsidiary represents at least 20% of our assets; and any disposal of shares by our Company that causes us to lose control of a subsidiary that represents at least 20% of our assets; and

●	changes to the way in which corporate benefits will be distributed.

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

Shareholders’ meetings may be regular or special meetings. Regular shareholders’ meetings are held once a year within the first four months of the year. Among other things, the regular shareholders’ meeting appoints independent external auditors to examine our accounts, inventory, balance sheet and other financial results. The by-laws provide that the following matters are to be considered at regular shareholders’ meetings:

●	the review of our results of operations and external auditors’ reports and the approval or rejection of our annual report, our balance sheet and financial statements;

●	the distribution of profits of each financial period and the distribution of our dividends;

●	the election or dismissal of the members of the Board of Directors; and

●	any matter of corporate interest that is not considered transacted at a special shareholders’ meeting pursuant to the Chilean law.

Special shareholders’ meetings may be held at any time required by corporate needs to consider any matter that the law or our by-laws require to be considered at a shareholders’ meeting. Our by-laws require the meeting notice to disclose any matters to be discussed at a special shareholders’ meeting. According to the by-laws and the Chilean Companies Act, the following matters must be considered at special shareholders’ meetings:

●	dissolution;

●	transformation, merger or division and the amendment of our by-laws;

●	the issue of bonds or debentures convertible into shares;

●
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

●	the grant of real or personal guarantees to secure obligations of third parties, unless they are subsidiaries, in which case the approval of the Board of Directors will be sufficient.

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

On October 28, 2019, the Extraordinary Shareholders’ Meeting of Arauco approved an amendment to article 36 of the Company’s bylaws, in order to establish that the Ordinary Shareholders’ Meeting will determine on an annual basis, the dividend distribution amount for the respective period, without being subject to the 30% distributable minimum indicated in the Chilean Companies Act. See “Item 8. Financial information-Dividend Policy” for more information.

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
(Compendium of Foreign Exchange Regulations, or the Compendium) would be applied.

The main objective of this change was to facilitate capital movements from and into Chile and to encourage foreign investment.

The following specific restrictions were eliminated:

●	a reserve requirement with the Central Bank for a period of one year;

●	the requirement for prior approval by the Central Bank for certain operations, such as repatriation of investments and payments to foreign creditors;

●	the mandatory return of foreign currencies to Chile; and

●	the mandatory conversion of foreign currencies into Chilean pesos.

Under the amended regulations, only the following limitations are applicable to these operations:

●	the Central Bank must be provided with information related to certain operations, such as foreign investments and foreign credits; and

●	certain operations, such as money transfers to and from Chile related to foreign investments and foreign credits, must be conducted within the Formal Exchange Market.

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

●
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

●	in the case of a legal entity, a legal entity that is not organized under the laws of Chile, unless our securities are assigned to a branch or a permanent establishment of such entity in Chile.

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

A foreign holder will not be liable for estate, gift, inheritance or similar taxes with respect to its holdings unless the securities held by a foreign holder:

●	are located in Chile at the time of such foreign holder’s death or at the time the transfer takes place, or

●	were purchased or acquired with monies obtained from Chilean sources.

A foreign holder will not be liable for Chilean stamp, registration or similar taxes.

The issue of our securities directly by us was subject to the Chilean stamp tax, which we paid.

United States Taxation

This summary of certain United States federal income tax considerations deals principally with United States Holders that acquired our securities as part of the initial offering of our securities, hold our securities as capital assets and whose functional currency is the United States dollar. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular investor, and generally does not address the tax treatment of United States Holders that may be subject to special tax rules, such as banks, financial institutions, tax-exempt entities, regulated investment companies, real estate investment trusts, insurance companies, partnerships and partners therein, dealers in securities or currencies, traders in securities electing to mark to market, certain short-term holders of our securities, persons that will hold our securities as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction, or nonresident alien individuals present in the United States for more than 182 days in a taxable year. United States Holders should be aware that the U.S. federal income tax consequences of holding our securities may be materially different for investors described in the previous sentence, including as a result of certain laws applicable to investors with short holding periods on hedging transactions. This summary addresses only U.S. federal income tax consequences and does not address consequences arising under state, local, or foreign tax laws, U.S. federal estate or gift tax laws, any
alternative minimum tax, the Medicare tax on net investment income, or special timing rules prescribed under section 451 (b) of the code.

As used under this section “United States Taxation,” the term “United States Holder” means a beneficial owner of a security
that is a citizen or resident of the United States or a United States domestic corporation or that otherwise is subject to United States federal income taxation on a net income basis in respect of our securities.

Taxation of Interest and Additional Amounts

A United States Holder will treat the gross amount of interest and Additional Amounts (
i.e.,
without reduction for Chilean withholding tax at the appropriate rate applicable to the United States Holder) as ordinary interest income in respect of our securities at the time that such payments are accrued or are actually or constructively received, in accordance with the United States Holder’s method of tax accounting.

Subject to generally applicable limitations and conditions, Chilean withholding tax paid at the appropriate rate applicable to the United States Holder may be eligible for credit against such United States Holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements recently adopted by the IRS, and any Chilean tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a United States Holder. The application of these requirements to the Chilean tax on interest is uncertain and we have not determined whether these requirements have been met. If the Chilean tax is not a creditable tax or the United States Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the United States Holder may be able to deduct the Chilean tax in computing such United States Holder’s taxable income for U.S. federal income tax purposes. Interest and Additional Amounts will constitute income from sources without the United States and, for United States Holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities and may not be allowed for withholding taxes imposed in respect of arrangements in which a United States Holder’s expected economic profit is insubstantial.

The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a United States Holder’s particular circumstances and involve the application of complex rules to those circumstances. United States Holders should consult their own tax advisors regarding the application of these rules to their particular situations.

Taxation of Dispositions

A United States Holder will generally recognize gain or loss on the sale, exchange or other disposition of a security in an amount equal to the difference between the amount realized on the sale, exchange or other disposition (less any accrued interest, which will be taxable as such) and the United States Holder’s tax basis in the security. A United States Holder’s tax basis in a security will generally equal its cost. Gain or loss realized by a United States Holder on the sale, redemption or other disposition of our securities generally will be treated as capital gain or loss and such gain or loss will be long-term capital gain or loss if at the time of the disposition, the security has been held for more than one year. The net amount of long-term capital gain recognized by a United States Holder that is an individual is generally taxed at a reduced rate. The deduction of capital losses is subject to limitations.

Capital gain or loss recognized by a United States Holder on the sale or other disposition of our securities generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Under the new foreign tax credit requirements recently adopted by the IRS, any Chilean tax imposed on the sale or other disposition of our securities generally will not be treated as a creditable tax for U.S. foreign tax credit purposes. If the Chilean tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of our securities even if the United States Holder has elected to claim a foreign tax credit for other taxes in the same year. United States Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of our securities and any Chilean tax imposed on such sale or disposition.

Specified Foreign Financial Assets

Individual United States Holders that own “specified foreign financial assets” with an aggregate value in excess of U.S.$ 50,000 on the last day of the taxable year or U.S.$ 75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include our securities) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. United States Holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Holders should consult their own tax advisors concerning the application of these rules to their investment in the securities, including the application of the rules to their particular circumstances.

Backup Withholding and Information Reporting

Information returns will be filed with the IRS in connection with payments on our securities made to and the proceeds of any disposition of our securities effected by, certain United States Holders. In addition, certain United States Holders may be subject to a U.S. backup withholding tax in respect of such amounts if they do not provide their taxpayer identification numbers to the payor or otherwise establish an exemption. A beneficial owner of our securities that is a nonresident individual or a foreign corporation, estate, or trust and is not a United States Holder (a “Non-U.S. Holder”) generally is exempt from these withholding and reporting requirements, but may be required to comply with applicable certification and identification procedures to establish their eligibility for such an exemption. The amount of any backup withholding from a payment to a United States Holder or Non-U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

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

We are exposed to market risk from changes in interest rates, currency exchange rates and prices of commodities. Our Board of Directors approves our policies that address these risks. From time to time, we assess our exposure and monitor opportunities to manage these risks, including entering into derivative contracts. For information on the currency, interest rate swaps and commodity derivatives into which we entered with respect to a portion of our borrowings, see “Item 5. Operating and Financial Review and Prospects
—
Hedging” and Note 23 to our audited consolidated financial statements. In the normal course of business, we also face risks that are either non-financial or non-quantifiable. Such risks principally include country risk, credit risk and legal risk and are not represented in the tables below
.

Interest Rate Risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. As of December 31, 2022, we had outstanding U.S
.$
5.7 billion of indebtedness, including accrued interest and discounts and costs of issuance, of which 94.4
%
bore interest at fixed interest rates and 5.6
%
bore interest at floating rates of interest. The fixed and floating rates and the aforementioned percentages do not reflect the effect of swap agreements. 69.0
%
of our indebtedness was denominated in U.S. dollars as of that date. The interest rate on our variable rate debt is determined principally by reference to LIBOR. As of December 31, 2022, we were party to interest rate swap agreements in our Chilean operations and our Uruguayan joint operation to hedge fluctuations in floating rates for long-term debt. See “Item 5. Operating and Financial Review and Prospects
—
Hedging” and Note 23 to our audited consolidated financial statements
.

The following table summarizes our debt obligations, as of December 31, 2022. These obligations are sensitive to changes in interest rates. The table presents the aggregate principal amount of each category of indebtedness maturing in each year, at the weighted average interest rate for each category of indebtedness. Average interest rates for liabilities are calculated based on the prevailing interest rate for each loan as of December 31, 2022.

	Average Interest Rate	2023	2024	2025	2026	2027	Thereafter	Total Debt	Fair Value
	(U.S.$ in millions)
Interest
Bearing Debt
Fixed Rate
(U.S.$-denominated)	4.56%	217.1	510.1	9.6	9.2	501.3	2,443.7	3,691.0	3,430.1
(UF/CLP$-denominated)	3.21%	65.8	46.1	46.6	248.4	45.9	691.5	1,144.3	1,195.3
(R$-denominated)	0.03%	10.1	8.7	8.6	8.4	7.9	57.5	101.3	101.3
(CAD-denominated)	0%	0.0	-	-	-	-	-	0.0	0.0
(MXN-denominated)	0%	1.6	1.6	0.0	-	-	-	3.2	3.2
(EUR-denominated)	1.11%	69.2	62.0	64.9	64.9	64.9	129.7	455.5	431.8
Floating Rate
(U.S.$-denominated) LIBOR+	1.67%	43.5	209.6	-	-	-	-	253.1	253.1
(R$-denominated) CDI +	1.61%	2.8	9.6	22.4	22.4	12.8	-	69.9	69.9

Total		410.2	847.7	152.1	353.3	632.8	3,322.4	5,718.4	5,484.9

Foreign Currency Risk

Our principal exchange rate risk involves changes in the value of the Chilean peso and, to a lesser extent, the Brazilian real, the Argentine peso and the Euro relative to the U.S. dollar. We estimate that a majority of our consolidated costs and expenses are denominated in U.S. dollars. As of December 31, 2022:

•	70.0 % of our accounts receivable were denominated in U.S. dollars, 11.1 % in Chilean pesos and 18.9 % in other currencies.

•	59.2 % of our cash and short-term investments were denominated in U.S. dollars, 15.6 % in Brazilian reais, 14.7 % in Argentine pesos, and 10.5 % in other currencies.

•	69.0 % of our debt was denominated in U.S. dollars before swaps; and

•	a significant portion of our consolidated total assets was denominated in U.S. dollars.

Most of our foreign currency-denominated revenues, receivables and indebtedness are denominated in U.S. dollars and the majority of our costs and expenses are denominated in U.S. dollars. As of December 31, 2022, 69.0
%
of our debt was denominated in U.S. dollars before swaps. As of December 31, 2022, we were party to cross currency swap agreements in Chile to hedge our local bonds in UF and to hedge a bank loan in EUR, and forward agreements to swap local currencies to U.S. dollars. See “Item 5. Operating and Financial Review and Prospects
—
Hedging” and Note 23 to our audited consolidated financial statements. Accordingly, variations in the value of the Chilean peso relative to the U.S. dollar will not have a significant effect on the cost in U.S. dollars of our foreign debt service obligations.

Commodity Risk

Prices for pulp, forestry and wood products can fluctuate significantly, and our revenues are highly sensitive to fluctuations in such prices. For a more detailed discussion and sensitivity analysis relating to the risks arising from changes in the market price of pulp, which is our primary commodity risk, see Note 23 to our audited consolidated financial statements. As of December 31, 2022, we were party to derivative contracts to partially hedge our exposure to Fuel Oil N° 6 and Brent in Chile and Uruguay, which include commodity swap agreements. See “Item 5. Operating and Financial review and Prospects
—
Hedging” and Note 23 to our audited consolidated financial statements
.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

Part II
Item 13.  Defaults, Dividend Arrearages and Delinquencies

None
.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

None
.

Item 15.  Controls and Procedures

(a)
Disclosure controls and procedures.
We carried out an evaluation under the supervision and with the participation of our senior management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as of December 31, 2022. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures, as of December 31, 2022, were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b)
Management’s annual report on internal controls and procedures.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of our senior management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in
Internal Control-Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.
Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB
, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in
Internal Control-Integrated Framework (2013)
, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

(c)
Attestation Report of the registered public accounting firm
. Not applicable.

(d)
Changes in internal controls over financial reporting.
There has been no change in our internal control over financial reporting during 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

We have an audit committee, described in “Item 6. Directors, Senior Management and Employees-Directors and Executive Officers.” We believe that the members of our audit committee have sufficient financial and other experience to perform their responsibilities. Our Board of Directors has determined that Timothy C. Purcell qualifies as an “audit committee financial expert” within the meaning of Item 16A of Form 20-F and is independent as that term is defined in Rule 10A-3 under the Exchange Act. For a description of Mr. Purcell’s professional experience, see “Item 6. Directors, Senior Management and Employees
—
Directors and Executive Officers.”

Item 16B. Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to all of our employees and directors, including, but not limited to, our Chief Executive Officer and Chief Financial Officer. We will provide any person without charge, upon request, a copy of such code of ethics. Requests for a copy of the code of ethics may be made to Celulosa Arauco y Constitución S.A., El Golf 150, 14th Floor, Santiago, Chile, Attn: Gianfranco Truffello, tel. (562) 2461-7200. Our code of ethics is also published on our website at www.arauco.cl or www.arauco.com. If we amend the provisions of our code of ethics that apply to our Chief Executive Officer and Chief Financial Officer, or if we grant any waiver of such provisions, we will disclose the amendment or waiver in our annual report on Form 20-F. On December 20, 2016, we amended our code of ethics to incorporate provisions relating to the protection of corporate property, a declaration of Arauco’s five corporate values, an extension of the scope of persons who can inform breaches under the code of ethics and an amendment to the list of crimes for which the company may be liable. In October 2019, we amended our code of ethics in order to update its content and include the new functions of the recently established Compliance and Ethics Committee. In January 2023, we adjusted our code of ethics to state explicitly the Company's commitment to respect human rights, to incorporate a new chapter about the reporting hotline, and to include other adjustments intended to provide a global scope and update the content of the code of ethics as a result of the experience gained in recent years.

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

Our independent auditors for the fiscal year ended December 31, 2022 and 2021 were PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada (“PwC”; PCAOB ID: 1364) located in Santiago, Chile. The following table sets forth the fees billed to us by our independent auditors PwC, during the fiscal years ended December 31, 2022 and 2021.

	Year ended December 31,
	2022	2021
	(U.S.$ in thousands)
Audit fees	2,720	2,137
Audit-related fees	-	4
Tax fees	1,419	983
Other fees	-	0
Total fees	4,139	3,124

Audit fees in the above table are the aggregate fees billed by PwC for the fiscal years ended December 31, 2022 and 2021, in each case in connection with the audit of our annual financial statements in accordance with IFRS, as well as the review of other filings.

Audit-related fees in the above table are the aggregate fees billed by PwC for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor.

Tax fees in the above table are fees billed by PwC for the fiscal years ended December 31, 2022 and 2021, associated with tax compliance services in Chile, Brazil, Argentina, Colombia, Uruguay, Peru, Netherland, The United States and Mexico; and tax consultation services in Chile.

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

Item 16J. Insider Trading Policies

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
Matías Domeyko
Chief Executive Officer

Date: April 19, 2023

CONSOLIDATED
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

F-1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Celulosa Arauco y Constitución S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Celulosa Arauco y Constitución S.A. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Valuation of Biological Assets

As described in Notes 1q) and 20 to the consolidated financial statements, the Company’s consolidated biological assets balance was ThUS$ 3,195,370 at December 31, 2022. Management measures biological assets at fair value less cost to sell. Fair value is estimated by management using a discounted cash flow model. Management’s cash flow projections included significant judgments and assumptions relating to forests growth, sales margins and discount rates. The principal considerations for our determination that performing procedures relating to the valuation of biological assets is a critical audit matter are (i) the significant judgment by management when developing the fair value measurement of the biological assets; (ii) a high degree of auditor judgement, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to forests growth, sales margins and discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

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

/s/ PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada

Santiago, Chile
April 13, 2023

We have served as the Company's auditor since 2015.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	12-31-2022 ThU.S.$	12-31-2021 ThU.S.$
Assets
Current Assets
Cash and cash equivalents	5-23	667,207	1,011,100
Other current financial assets	23	15,350	5,865
Other current non-financial assets	25	206,059	167,890
Trade and other current receivables	23	878,008	979,923
Accounts receivable from related companies	13-23	2,850	5,559
Current inventories	4	1,470,011	1,176,898
Current biological assets	20	330,435	329,586
Current tax assets	6	203,722	233,065
Total current assets other than assets or disposal groups classified as held for sale		3,773,642	3,909,886
Non-current assets or disposal groups classified as held for sale	22	1,279	14,158
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners		1,279	14,158
Total current assets		3,774,921	3,924,044
Non-current assets
Other non-current financial assets	23	63,321	10,525
Other non-current non-financial assets	25	92,514	88,549
Non-current receivables	23	32,674	14,338
Investments accounted for using equity method	15-16	365,671	336,642
Intangible assets other than goodwill	19	73,439	84,210
Goodwill	17	54,800	57,697
Property, plant and equipment	7	9,542,335	8,955,666
Right of use assets	8	306,487	180,106
Non-current biological assets	20	2,864,935	3,008,897
Deferred tax assets	6	9,011	7,637
Total non-current assets		13,405,187	12,744,267
Total assets		17,180,108	16,668,311

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

		12-31-2022	12-31-2021
	Note	ThU.S.$	ThU.S.$
Equity and Liabilities
Liabilities
Current Liabilities
Other current financial liabilities	23	375,451	339,441
Current lease liabilities	8-23	36,784	49,603
Trade and other current payables	23	812,838	738,457
Accounts payable to related companies	13-23	14,280	2,577
Other short-term provisions	18	9,513	337
Current tax liabilities	6	26,869	127,981
Current provisions for employee benefits	10	7,571	4,593
Other current non-financial liabilities	25	242,978	173,654
Total current liabilities other than liabilities included in disposal groups classified as held for sale		1,526,284	1,436,643
Total current liabilities		1,526,284	1,436,643
Non-current liabilities
Other non-current financial liabilities	23	5,155,371	5,374,864
Non-current lease liabilities	8-23	227,440	113,701
Non-current payables		20,116	2,272
Non-current accounts payable to related companies	23	6,731	-
Other long-term provisions	18	40,706	29,549
Deferred tax liabilities	6	1,785,915	1,747,805
Non-current provisions for employee benefits	10	87,689	67,967
Other non-current non-financial liabilities	25	69,872	77,006
Total non-current liabilities		7,393,840	7,413,164
Total liabilities		8,920,124	8,849,807
Equity
Issued capital	3	803,618	803,618
Retained earnings		8,500,901	8,248,185
Other reserves		(1,049,724)	(1,241,070)
Equity attributable to parent company		8,254,795	7,810,733
Non-controlling interests		5,189	7,771
Total equity		8,259,984	7,818,504
Total equity and liabilities		17,180,108	16,668,311

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		For the years ended December 31,
		2022	2021	2020
	Note	ThU.S.$	ThU.S.$	ThU.S.$
Statements of profit or loss

Revenue	9	7,102,070	6,349,761	4,732,869
Cost of sales	3	(4,274,496)	(3,681,603)	(3,445,284)
Gross profit		2,827,574	2,668,158	1,287,585
Other income	3	100,129	378,977	283,816
Distribution costs	3	(922,226)	(682,996)	(535,704)
Administrative expenses	3	(613,608)	(577,147)	(510,137)
Other expense by function	3	(373,889)	(192,101)	(182,883)
Profit from operating activities		1,017,980	1,594,891	342,677
Finance income	3	72,116	33,499	29,449
Finance costs	3	(200,366)	(219,982)	(268,179)
Share of profit (loss) of associates and joint ventures accounted for using equity method	3-15	33,684	31,386	2,317
Gains (losses) on exchange differences on translation		(77,067)	(5,281)	(39,111)
Profit before income tax		846,347	1,434,513	67,153
Income tax expense	6	(142,121)	(402,914)	(41,848)
Net profit		704,226	1,031,599	25,305
Net profit attributable to
Net profit attributable to parent company		704,480	1,030,812	25,843
Net profit (loss) attributable to non-controlling interests		(254)	787	(538)
Net profit		704,226	1,031,599	25,305

Basic and diluted earnings per share (in U.S.$ per share)
Basic and diluted earnings per share from continuing operations		5.8476	8.6322	0.2262
Basic and diluted earnings per share		5.8476	8.6322	0.2262

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the years ended December 31,
		2022	2021	2020
	Note	ThU.S.$	ThU.S.$	ThU.S.$
Net profit		704,226	1,031,599	25,305
Components of other comprehensive income that will not be reclassified to profit or loss before tax:
Remeasurements of defined benefit plans
Other comprehensive income before tax gains losses on remeasurements of defined benefit plans	10	(20,011)	(1,479)	(283)
Other comprehensive income that will not be reclassified to profit or loss before tax		(20,011)	(1,479)	(283)

Components of other comprehensive income that will be reclassified to profit or loss before tax:
Exchange differences on translation
Gains (losses) on exchange differences on translation, before tax	11	57,867	(80,965)	(183,419)
Other comprehensive income before tax exchange differences on translation		57,867	(80,965)	(183,419)
Cash flow hedges
Gains (losses) on cash flow hedges, before tax	23	186,911	(84,879)	8,222
Reclassification adjustments on cash flow hedges before tax	23	(9,577)	(45,426)	(67,785)
Other comprehensive income before tax cash flow hedges		177,334	(130,305)	(59,563)
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax		9,968	2,590	(716)
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax		9,968	2,590	(716)

Other c omprehensive income that will be reclassified to profit or loss before tax		245,169	(208,680)	(243,698)

Income tax relating to components of other comprehensive income that will not be reclassified to profit or loss before tax
Income tax relating to remeasurements of defined benefit plans of other comprehensive income		5,403	438	68
Income tax relating to components of other comprehensive income that will not be reclassified to profit or loss before tax		5,403	438	68

Income tax relating to components of other comprehensive income that will be reclassified to profit or loss before tax
Income tax relating to cash flow hedges of other comprehensive income	6	(50,587)	30,453	13,546
Income tax relating to share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss		(2,396)	(696)	355
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss		(52,983)	29,757	13,901
Other comprehensive income (loss)		177,578	(179,964)	(230,012)
Total comprehensive income (loss)		881,804	851,635	(204,707)

Comprehensive Income attributable to
Comprehensive income (loss), attributable to owners of parent company		882,057	857,938	(199,682)
Comprehensive income (loss), attributable to non-controlling interests		(253)	(6,303)	(5,025)
Total comprehensive income (loss)		881,804	851,635	(204,707)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

12-31-2022	Issued capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other reserves ThU.S.$	Total other reserves ThU.S.$	Retained earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non - controlling interests ThU.S.$	Total equity ThU.S.$
Opening balance at 01-01-2022	803,618	(1,155,195)	(136,859)	(20,766)	71,750	(1,241,070)	8,248,185	7,810,733	7,771	7,818,504
Changes in Equity:
Comprehensive income
Net profit	-	-	-	-	-	-	704,480	704,480	(254)	704,226
Other comprehensive income, net of tax	-	57,866	126,747	(14,608)	7,572	177,577	-	177,577	1	177,578
Comprehensive income	-	57,866	126,747	(14,608)	7,572	177,577	704,480	882,057	(253)	881,804
Dividends	-	-	-	-	-	-	(437,995)	(437,995)	(2,329)	(440,324)
Increase (decrease) from transfers and other changes	-	-	-	-	13,769	13,769	(13,769)	-	-	-
Changes in equity	-	57,866	126,747	(14,608)	21,341	191,346	252,716	444,062	(2,582)	441,480
Closing balance at 12-31-2022	803,618	(1,097,329)	(10,112)	(35,374)	93,091	(1,049,724)	8,500,901	8,254,795	5,189	8,259,984

12-31-2021	Issued capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other reserves ThU.S.$	Total other reserves ThU.S.$	Retained earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non - controlling interests ThU.S.$	Total equity ThU.S.$
Opening balance at 01-01-2021	603,618	(1,081,320)	(37,007)	(19,725)	29,255	(1,108,797)	7,889,901	7,384,722	30,913	7,415,635
Changes in Equity:
Comprehensive income
Net profit	-	-	-	-	-	-	1,030,812	1,030,812	787	1,031,599
Other comprehensive income, net of tax	-	(73,875)	(99,852)	(1,041)	1,894	(172,874)	-	(172,874)	(7,090)	(179,964)
Comprehensive income	-	(73,875)	(99,852)	(1,041)	1,894	(172,874)	1,030,812	857,938	(6,303)	851,635
Issue of equity	200,000	-	-	-	-	-	-	200,000	-	200,000
Dividends	-	-	-	-	-	-	(596,012)	(596,012)	(203)	(596,215)
Increase (decrease) from transfers and other changes	-	-	-	-	40,601	40,601	(40,636)	(35)	-	(35)
Increase (decrease) from changes in the interests of subsidiaries that do not imply loss of control	-	-	-	-	-	-	(35,880)	(35,880)	(16,636)	(52,516)
Changes in equity	200,000	(73,875)	(99,852)	(1,041)	42,495	(132,273)	358,284	426,011	(23,142)	402,869
Closing balance at 12-31-2021	803,618	(1,155,195)	(136,859)	(20,766)	71,750	(1,241,070)	8,248,185	7,810,733	7,771	7,818,504

12-31-2020	Issued capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other reserves ThU.S.$	Total other reserves ThU.S.$	Retained earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non - controlling interests ThU.S.$	Total equity ThU.S.$
Opening balance at 01-01-2020	353,618	(902,387)	9,010	(19,511)	20,024	(892,864)	7,873,650	7,334,404	35,011	7,369,415
Changes in Equity:
Comprehensive income
Net profit	-	-	-	-	-	-	25,843	25,843	(538)	25,305
Other comprehensive income, net of tax	-	(178,933)	(46,017)	(214)	(361)	(225,525)		(225,525)	(4,487)	(230,012)
Comprehensive income	-	(178,933)	(46,017)	(214)	(361)	(225,525)	25,843	(199,682)	(5,025)	(204,707)
Issue of equity	250,000	-	-	-	-	-	-	250,000	1,236	251,236
Dividends	-	-	-	-	-	-	-	-	(309)	(309)
Increase (decrease) from transfers and other changes	-	-	-	-	9,592	9,592	(9,592)	-	-	-
Changes in equity	250,000	(178,933)	(46,017)	(214)	9,231	(215,933)	16,251	50,318	(4,098)	46,220
Closing balance at 12-31-2020	603,618	(1,081,320)	(37,007)	(19,725)	29,255	(1,108,797)	7,889,901	7,384,722	30,913	7,415,635

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	January - December
	2022	2021	2020
	ThU.S.$	ThU.S.$	ThU.S.$
STATEMENTS OF CASH FLOWS
Cash flows from (used in) operating activities
Classes of cash receipts from operating activities
Receipts from sales of goods and rendering of services	7,630,153	6,385,257	4,911,135
Receipts from rents and subsequent sales of such assets	3,815	1,280	-
Other cash receipts from operating activities	551,357	530,229	731,871
Classes of cash payments
Payments to suppliers for goods and services	(5,244,822)	(4,116,093)	(3,417,281)
Payments to and on behalf of employees	(656,540)	(607,029)	(590,978)
Payments to acquire assets held for rental to others	(27,405)	-	-
Other cash payments from operating activities	(167,533)	(141,588)	(269,228)
Interest paid	(259,052)	(260,394)	(265,644)
Interest received	76,581	32,381	18,033
Income taxes ( paid ) refunded	(204,954)	115,791	18,650
Other inflows (outflows) of cash, net	(1,108)	(503)	5,586
Net cash flow from (used in) operating activities	1,700,492	1,939,331	1,142,144

Cash flows from (used in) i nvesting a ctivities

Cash flow from losing control of subsidiaries and other businesses	-	47,988	-
Cash flow used in obtaining control of subsidiaries or other businesses	-	(797)	(4,054)
Cash flow used in the purchase of non-controlling interests	(14)	(34)	(3)
Other cash receipts from sales of equity or debt instruments of other entities	1,878	-	943
Other cash payments to acquire equity or debt instruments of other entities	(9,665)	-	-
Other cash receipts from sales of interests in joint ventures	-	2,621	-
Other cash payments to acquire interests in joint ventures	(176)	(7,759)	(15,376)
Loans to related entities	(3,304)	(1,891)	-
Proceeds from sales of property, plant and equipment	33,177	106,707	12,666
Purchase of property, plant and equipment	(1,271,742)	(1,316,803)	(1,497,215)
Proceeds from sales of intangible assets	314	-	-
Purchase of intangible assets	(6,251)	(6,994)	(12,374)
Proceeds from other long-term assets	51,934	256,659	36,516
Purchase of other long-term assets	(300,209)	(218,918)	(207,398)
Dividends received	33,980	3,049	4,042
Other inflows (outflows) of cash, net	102	(59)	3,398
Cash flows from (used in) investing activities	(1,469,976)	(1,136,231)	(1,678,855)

Cash flows from (used in) f inancing a ctivities

Cash flow used in the purchase of non-controlling interests	-	(52,782)	-
Proceeds from issuing shares	-	200,000	250,000
Total proceeds from borrowings	318,357	167,962	412,077
Proceeds from long-term borrowings	82,207	87,962	239,827
Proceeds from short-term borrowings	236,150	80,000	172,250
Repayments of borrowings	(397,977)	(596,490)	(520,474)
Payments of lease liabilities	(65,000)	(67,895)	(75,233)
Dividends paid	(380,969)	(471,167)	(955)
Other inflows (outflows) of cash, net	(1,630)	(1,869)	(9,211)
Cash flows from (used in) financing activities	(527,219)	(822,241)	56,204
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	(296,703)	(19,141)	(480,507)
Effect of exchange rate changes on cash and cash equivalents	(47,190)	(34,473)	(14,791)
Net increase (decrease) of cash and cash equivalents	(343,893)	(53,614)	(495,298)
Cash and cash equivalents, at the beginning of the period	1,011,100	1,064,714	1,560,012
Cash and cash equivalents, at the end of the period	667,207	1,011,100	1,064,714

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO Consolidated financial statements as of december 31, 2022 and 2021

NOTE 1. PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

Entity Information

Celulosa Arauco y Constitución S.A. and subsidiaries, (hereafter “Arauco” or the “Company”), tax identification number 93,458,000-1, is a closely held corporation, which was registered in the Securities Registry (the “Registry”) of the Chilean Commission for the Financial Market (“CMF”) as No. 042 on June 14, 1982. Additionally, the Company is registered as a non-accelerated filer in the Securities and Exchange Commission (SEC) of the United States of America.

The Company’s head office address is El Golf Avenue 150, 14
th
floor, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of products related to the forestry and timber industries. Its main operations are focused on business areas of pulp and wood products.

As of December 31, 2022, Arauco is controlled by Empresas Copec S.A., tax identification number 90,690,000-9, which owns 99.999916% of Arauco, and is registered in the Securities Registry as No. 0028. Each of the above mentioned companies is subject to the oversight of the CMF.

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
F-11

Presentation of consolidated financial statements

The financial statements presented by Arauco are comprised by the following:

-Consolidated statements of financial position as of December 31, 2022 and 2021.
-Consolidated statements of profit or loss for the years ended December 31, 2022, 2021 and 2020.
-Consolidated statements of comprehensive income for the years ended December 31, 2022, 2021 and 2020.
-Consolidated statements of changes in equity for the years ended December 31, 2022, 2021 and 2020.
-Consolidated statements of cash flows for the years ended December 31, 2022, 2021 and 2020.
-Explanatory disclosures (notes).

Period Covered by the consolidated financial statements

As of December 31, 2022 and 2021 and for the periods between January 1 and December 31 of 2022, 2021 and 2020.

Date of Approval of consolidated financial statements

These consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) at the Extraordinary Meeting on
April
13
, 2023.

Abbreviations used in this report:

IFRS - International Financial Reporting Standards.
IASB - International Accounting Standards Board.
IAS - International Accounting Standards.
IFRIC - International Financial Reporting Standards Interpretations Committee.
MU.S.$ - Millions of U.S. dollars.
ThU.S.$ - Thousands of U.S. dollars.
U.F. – Inflation index-linked units of account.
UTA – Annual Tax Unit.
ICMS – Tax movement of inventories and services (Brazil).
ThCLP$ - Thousands of Chilean Pesos.
ThR$ - Thousands of Brazilian real.

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

The measurement of the fair value of the biological assets is determined using a discounted cash flow model. Our cash flow projections include significant judgments and assumptions relating to discount rates, estimated growth of the forests and sales margins, as well as periodically carry out studies of the forestry markets to stablish the volumes of wood available and the expected future growth returns. The main considerations used to calculate the valuation of forest plantations and a sensitivity analysis are presented in Note 20.

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

f)       Cash and cash equivalents

Cash and cash equivalents include cash-on-hand, deposits held on demand at financial entities and other short-term highly liquid investments with an original maturity of three months or less and which are subject to an insignificant risk of changes in value.

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

a) Financial assets at fair value through profit or loss: these instruments are subsequently measured at fair value. Net earnings and losses, including income from interests and dividends, are registered as profits or losses for the period. These instruments are held for negotiation, and they are mainly acquired to be sold in the short-term. Derivatives are also classified as held for negotiation, unless they are registered as hedging instruments. Financial instruments of this type are classified as other current and non-current financial assets. They are subsequently valuated by determining their fair value, registering changes in value in the consolidated statements of profit or loss, in the items of financial income or financial costs.

b) Financial assets measured at amortized cost: These instruments are subsequently measured at amortized cost minus accumulated amortizations, using the effective interest method and adjusted by loss allowance and volume discounts, in the case of financial assets. Financial income and expenses, foreign exchange income and losses, and impairment are registered in results. Any earnings or losses due to initial or subsequent reductions of the value of the asset are registered in the statement of profit or loss of the period. Borrowings and receivables are non-derivative financial instruments with fixed or determinable payments not traded in any active market. They are registered at amortized cost, registering accrued conditions directly in profit or loss.

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
When
an account receivable cannot be collected, it is regularized against the allowance account for receivables. Subsequent recoveries of previously impaired amounts are recognized as a debit in distribution cost.

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

Financial liabilities are initially recognized at fair value, and in the case of borrowings, they include the costs directly attributable to the transaction. The subsequent measurement of the financial liabilities depends on their classification:

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

Financial liabilities at amortized cost

Other financial liabilities are subsequently valued at their amortized cost based on the effective interest rate method. The amortized cost is calculated taking into account any premium or acquisition discount and includes the costs of transactions that are an integral part of the effective interest rate. This category includes commercial accounts payable and other accounts payable, lease liabilities, as well as the borrowings included in other current and non-current financial liabilities.

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
 The hedging ineffectiveness is debited or credited to results.

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

When market conditions result in the production costs of a product exceeding its net realizable value, the inventories are written-down to their net realizable value. This write-down also includes obsolescence amounts resulting from low turnover inventories and technical obsolescence.

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

Business combinations that are under common control transactions are accounted using as a reference the pooling of interest. Under this method, assets and liabilities related to the transaction carry over the previous carrying values. Any difference between assets and liabilities included in the consolidation and the consideration transferred, is accounted in equity
, as a debit or credit to other reserves.

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

The cost of the asset for right of use comprises:

-
The amount of the initial measurement of the lease liability. This measurement is at present value of the payments for leases that have not been disbursed as of that date. Payments for leases are discounted using the incremental interest rate for financial borrowings;

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

At the beginning, Arauco in the capacity of lessee, recognizes the lease liability at present value of the lease payments that have not been disbursed as of that date. Lease payments are discounted using the incremental interest rate for financial borrowings.

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

Biological assets shown as current assets correspond to those forestry plantations that will be harvested in the short-term.

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

Revenues are valued at fair value of the consideration received or to be received, derived from them. Arauco analyses and takes under consideration all relevant facts and circumstances to apply the five-step model established under IFRS 15 to customer contracts: (i) identify the contract, (ii) identify the performance obligations, (iii) determine the transaction price, (iv) allocate the transaction price, and (v) recognize revenue. Additionally, Arauco evaluates the incremental costs of obtaining a contract and the costs incurred to comply with a contract. Arauco recognizes revenues when the steps established in IFRS have been satisfactorily complied with.

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

On April 8, 2022, our Board of Directors approved an amendment to the abovementioned dividend policy in respect of net income obtained in fiscal year 2021, in order to include in the calculation of the distributable net income for such fiscal year the extraordinary profits obtained by the Company for the sale of real estate by the subsidiary Forestal Arauco S.A. to Vista Hermosa Inversiones Forestales SpA. The amendment to the dividend policy is based upon the very positive financial results obtained by Arauco during fiscal year 2021, already informed to the market, and its current cash availability.

The aforementioned modification to the Company’s dividend policy only applies for fiscal year 2021. For the eventual profits of the current fiscal year 2022 and for subsequent fiscal years, an amount equivalent to the 40% of the distributable net income for each fiscal year will be distributed as dividends. Nevertheless, the Board of Directors may decide to distribute and pay dividends to the shareholders, to the extent that it expects the year to finalize with positive results and that the Company’s liquidity allows such distribution and payment.

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

y)
Employee Vacations

Arauco recognizes the expense for employee vacation according to labor legislation in each country on an accrual basis.

This obligation is presented in line item “Trade and other current payables” in the consolidated statements of financial position.

z)	Recent accounting pronouncements

a) Standards, interpretations and amendments that are mandatory for the first time for annual periods beginning on January 1, 2022:

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after
Reference to the Conceptual Framework - Amendments to IFRS 3	Business combinations. Update a reference in IFRS 3 to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations.	January 1, 2022

IAS 16 Amendment
Property, plant and equipment
Prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related cost in profit or loss.

January 1, 2022

IAS 37 Amendment	Provisions, contingent liabilities and contingent assets Specify which costs a company includes when assessing whether a contract will be loss-making.	January 1, 2022

Annual Improvements to IFRS Standards 2018–2020
IFRS 9 Financial Instruments
Addresses which fees should be included in the 10% test for derecognition of financial liabilities.

IFRS 16 Leases
Amendment of illustrative example 13 to remove the illustration of payments from the lessor relating to leasehold improvements, to remove any confusion about the treatment of lease incentives.

IAS 41 Agriculture
Elimination of the requirement for entities to exclude tax cash flows when measuring fair value. This amendment aligned the requirements of IAS 41 on the measurement of fair value with those of other IFRS Standards.
January 1, 2022

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
IAS 1
Presentation of Financial Statements
Clarifies that liabilities will be classified as current or non-current depending on the rights at the end of the reporting period. The amendment also clarifies what IAS 1 means when it refers to the 'settlement' of a liability.
January 1, 2024

IAS 1 and IAS 8
To IAS 1, Practice statement 2 and IAS 8, aim to improve accounting policy disclosures and to help users of the financial statements to distinguish between changes in accounting estimates and changes in accounting policies.
January 1, 2023

IAS 12
Deferred tax related to assets and liabilities arising from a single transaction
Require companies to recognize deferred tax on transactions that, on initial recognition give rise to equal amounts of taxable and deduct able temporary differences.
January 1, 2023

IAS 1	Non-current liabilities with covenants Clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability.	January 1, 2024

I FRS 16
Leases on sale and leaseback
include requirements for sale and leaseback transactions in IFRS 16 to explain how an entity accounts for a sale and leaseback after the date of the transaction. Sale and leaseback transactions where some or all the lease payments are variable lease payments that do not depend on an index or rate are most likely to be impacted.

January 1, 2024

Arauco estimates that the adoption of the standards, amendments and interpretations described above will not have a significant impact on Arauco’s consolidated financial statements during its initial application period.

NOTE 2. ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES

Changes to accounting policies

As of December 31, 2022, there has been no changes in the Company’s accounting policies with respect to the 2021 financial year.

Changes to accounting estimates

As of December 31, 2022, there have been no changes in the methodologies for calculating the accounting estimates with respect to the 2021 financial year.

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

As of December 14, 2021, the controlling shareholder, who is Empresas Copec S.A. acquired a total of 26,346 shares from 2 minority shareholders, so following this capital increase as of December 31, 2022, the shareholders composition according to the amount of shares owned is as follows:

Shareholders	Shares	%
Empresas Copec S.A.	120,474,249	99.99991616%
AntarChile S.A.	101	0.00008384%
	120,474,350	100.00000000%

At the date of these consolidated financial statements the share capital of Arauco is ThU.S.$ 803,618.

100% of Capital corresponds to ordinary shares.

	12-31-2022	12-31-2021
Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	120,474,350	120,474,350
Nominal Value of Shares by Type of Capital in Ordinary Shares	U.S.$ 6.6704 per share	U.S.$ 6.6704 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$ 803,618	ThU.S.$ 803,618
	12-31-2022	12-31-2021
Number of Shares Issued and Fully Paid by Type of Capital in Ordinary Shares	120,474,350	120,474,350

b)	Dividends paid

In December 2022 a provisional dividend of ThU.S.$ 183,971 was paid, wich was based on the distributable net profit as of September 30, 2022.

In May 2022 a dividend of ThU.S.$ 192,132
 was paid
, which was based on profits of the 2021 fiscal year. In November 2021 a provisional dividend of ThU.S.$ 271,000 was paid and in October 2021 a dividend of ThU.S.$ 200,000 was paid.

The amount of ThU.S.$ 437,995 presented in the consolidated statement of changes in equity for the year ended December 31, 2022
contains the minimum dividend provision for ThU.S.$ 370,874 corresponding to the period 2022. The remaining ThU.S.$ 67,121 correspond to the determination of the differential dividend distributed by the profits of the year 2021 and generated by the change in the dividend policy approved in April 2022.

As of December 31, 2020, no dividends were paid.

See Note 26 for details.

In the consolidated statements of cash flows, an amount of ThU.S.$ 380,969 for the year ended
D
ecember 31, 2022 (ThU.S.$ 471,167
for the year ended
December 31, 2021) is presented in the line dividends paid, of which ThU.S.$ 376,103 (ThU.S.$ 471,000 for the year ended
D
ecember 31, 2021) correspond to the payment of dividends to the parent company.

Dividends paid detail, ordinary shares
Dividends paid	Definitive dividend
Classes of shares for which there are dividends paid	Ordinary shares without series
Date of dividends paid	12-14-2022
Amount of dividends	ThU.S.$ 183,971
Number of shares on which pay dividends	120,474,350
Dividend per shares	U.S.$ 1.5271

Dividends paid detail, ordinary shares
Dividends paid	Definitive dividend
Classes of shares for which there are dividends paid	Ordinary shares without series
Date of dividends paid	05-10-2022
Amount of dividends	ThU.S.$ 192,132
Number of shares on which pay dividends	120,474,350
Dividend per shares	U.S.$ 1.59480

Dividends paid detail, ordinary shares
Dividends paid	Interim dividend
Classes of shares for which there are dividends paid	Ordinary shares without series
Date of dividends paid	11-03-2021
Amount of dividends	ThU.S.$ 271,000
Number of shares on which pay dividends	120,474,350
Dividend per shares	U.S.$ 2.24944

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

Reserves of cash flow hedges

The hedging reserve includes the cash flow hedge reserve and the costs of hedging reserve. The cash flow hedge reserve is used to recognize the effective portion of gains or losses on derivatives that are designated and qualify as cash flow hedges.

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

d)	Other items in the Statements of Profit or Loss

The table below sets forth other income, other expenses, finance income, finance costs and share of profit (loss) of associates and joint ventures for the years ended December 31, 2022, 2021 and 2020 are as follows:

	January - December
	2022	2021	2020
	ThU.S.$	ThU.S.$	ThU.S.$
Classes of Other Income
Total Other Income	100,129	378,977	283,816
Gain from changes in fair value of biological assets (Note 20)	12,932	81,986	182,950
Net income from insurance compensation	2,046	1,101	3,007
Revenue from export promotion	1,157	1,608	951
Lease income	1,834	1,689	1,625
Gain on sales of assets	48,653	241,662	28,299
Access easement	905	308	14,020
Recovery of tax credits	-	1,674	23,372
Compensations received	221	7,018	964
Gain on sales of subsidiary	-	20,381	-
Other operating income	32,381	21,550	28,628

Classes of Other Expenses by function
Total Other Expenses by function	(373,889)	(192,101)	(182,883)
Provision legal expenses	(10,478)	(8,466)	(5,899)
Impairme n t provision for property, plant and equipment, provision for inventory obsolescence, withdrawals and others	(170,207)	(76,218)	(66,821)
Operating expenses related to staff restructuring or from plants stoppage or closed (*)	(82,337)	(5,875)	(26,148)
Expenses related to projects	(27,837)	(20,663)	(15,791)
Loss of asset sales	(12,575)	(9,996)	(9,733)
Loss and repair of assets	(12,585)	(1,700)	(4,342)
Loss of forest due to fires	(17,127)	(38,133)	(21,530)
Other Taxes	(20,413)	(17,666)	(16,613)
Research and development expenses	(4,432)	(2,903)	(3,012)
Fines, readjustments and interests	(6,142)	(241)	(864)
Loss on sale of permanent investments	-	(431)	-
Loss of tax credits	(212)	(491)	(1,069)
Other expenses	(9,544)	(9,318)	(11,061)

Classes of Finance Income
Total Finance Income	72,116	33,499	29,449
Finance income by mutual funds - term deposits	61,816	30,720	16,099
Finance income resulting from derivatives	39	39	825
Other finance income	10,261	2,740	12,525

Classes of Finance Costs
Total Finance Costs	(200,366)	(219,982)	(268,179)
Interest expense, Bank borrowings	(20,827)	(20,013)	(28,869)
Interest expense, Bonds	(114,297)	(138,334)	(171,834)
Interest expense resulting from derivatives	(17,774)	(17,598)	(30,083)
Interest expense for right-of-use	(9,825)	(8,042)	(9,404)
Other finance costs	(37,643)	(35,995)	(27,989)

Share of profit (loss) of associates and joint ventures accounted for using equity method
Total	33,684	31,386	2,317
Investments in associates	7,069	330	4,821
Investments in joint ventures	26,615	31,056	(2,504)

(*) These expenses are mainly due to industrial plants temporarily stopped due to failures.

The analysis of expenses by nature contained in these consolidated financial statements is presented below:

	January - December
Cost of sales (*)	2022	2021	2020
	ThU.S.$	ThU.S.$	ThU.S.$
Timber	859,811	773,732	844,548
Forestry labor costs and other services	623,902	554,460	467,595
Depreciation and amortization	408,248	401,672	412,750
Depreciation for right of use	40,539	43,284	57,785
Maintenance costs	319,100	261,143	225,691
Chemical costs	712,331	546,048	444,429
Sawmill costs	117,786	113,592	102,663
Other raw materials	315,078	243,882	212,872
Other indirect costs	169,423	127,751	118,721
Energy and fuel	243,986	201,949	168,782
Cost of electricity	46,902	36,927	32,200
Staff expenses	417,390	377,163	357,248
Total	4,274,496	3,681,603	3,445,284

(*) Total amount is comprised of the cost of inventory sales for ThU.S.$ 4,185,527 as of December 31, 2022 (ThU.S.$ 3,599,930
and ThU.S.$3,381,471
as of December 31, 2021

and 2020, respectively
) and the cost of rendering services for ThU.S.$ 88,969 as of December 31, 2022 (ThU.S.$ 81,673
and ThU.S.$ 63,813
as of December 31, 2021

and 2020, respectively
).

	January – December
Distribution cost	2022	2021	2020
	ThU.S.$	ThU.S.$	ThU.S.$
Selling costs	37,652	38,467	35,847
Commissions	12,607	14,566	13,846
Insurance	6,813	4,236	3,521
Provision for doubtful accounts	(462)	758	1,427
Other selling costs	18,694	18,907	17,053
Shipping and freight costs	884,574	644,529	499,857
Port services	69,478	52,132	41,731
Freights	743,590	555,357	414,153
Depreciation for right of use	2,975	2,291	1,664
Other shipping and freight costs (internment, warehousing, stowage, customs and other costs)	68,531	34,749	42,309
Total	922,226	682,996	535,704

	January – December
Administrative expenses	2022	2021	2020
	ThU.S.$	ThU.S.$	ThU.S.$
Wages and salaries	255,378	248,079	210,708
Marketing, advertising, promotion and publications expenses	15,998	12,601	10,037
Insurances	26,009	23,749	23,297
Depreciation and amortization	33,155	34,771	33,753
Depreciation for right of use	7,103	7,061	8,006
Computer services	40,136	32,614	32,473
Lease of offices, other property and vehicles	5,079	5,264	5,282
Donations, contributions, scholarships	11,510	9,264	14,879
Fees (legal and technical advisors)	39,616	38,124	38,701
Property taxes, city permits and rights	27,385	24,522	19,206
Cleaning services, security services and transportation	30,491	33,336	28,108
Third-party variable services (maneuvers, logistics)	52,455	44,325	36,535
Basic services (electricity, telephone, water)	5,334	4,605	4,686
General and other minor expenses	6,197	14,455	4,102
Maintenance and repair	9,044	8,040	6,448
Seminars, courses, training materials	3,621	2,908	1,906
Travels, clothing and safety equipment, environmental expenses, audits and others	45,097	33,429	32,010
Total	613,608	577,147	510,137

NOTE 4. INVENTORIES

	12-31-2022	12-31-2021
Components of inventory	ThU.S.$	ThU.S.$
Raw materials	199,174	79,288
Production supplies	209,396	158,382
Work in progress	70,625	51,461
Finished goods	769,558	698,613
Spare parts	221,258	189,154
Total inventories	1,470,011	1,176,898

Inventories recognized as cost of sales as of December 31, 2022 were ThU.S.$ 4,185,527 (ThU.S.$ 3,599,930 and ThU.S.$ 3,381,471
as of December 31, 2021
 and 2020, respectively
).

In order to have inventories recorded at net realizable value as of December 31, 2022, a net decrease of inventories was recognized associated with a higher obsolescence provision of ThU.S.$ 11,880 (ThU.S.$ 33,890 and ThU.S.$ 21,580
as of December 31, 2021
 and 2020, respectively
). As of December 31, 2022, the amount of obsolescence provision is ThU.S.$ 77,370 (ThU.S.$ 65,490 as of December 31, 2021).

As of December 31, 2022, there were inventory write-offs of ThU.S.$ 4,865 (ThU.S.$ 993 and ThU.S.$ 300

as of December 31, 2021
 and 2020, respectively
) which are presented in the consolidated statements of profit or loss within Cost of sales.

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

As of the date of these consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

	12-31-2022	12-31-2021
Components of Cash and Cash Equivalents	ThU.S.$	ThU.S.$
Cash on hand	64	91
Balances with Banks	298,513	528,985
Short-term deposits	258,566	251,956
Mutual funds	110,064	230,068
Total	667,207	1,011,100

The risk classification of the Company’s mutual funds as of December 31, 2022 and 2021 is shown below.

	12-31-2022 ThU.S.$	12-31-2021 ThU.S.$
AAAfm	24,933	134,314
No classification	85,131	95,754
Total Mutual Funds	110,064	230,068

Changes in Financial Liabilities

	12-31-2022
	Bank borrowings	Hedging liabilities	Bonds and promissory notes	Other financial liabilities, Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance January 1	991,956	296,316	4,426,033	5,714,305
Cash flows (+) Borrowings obtained	318,357	-	-	318,357
(-) Borrowings paid	(347,459)	(9,578)	(40,940)	(397,977)
(-) Commissions paid	(1,656)	-	-	(1,656)
(-) Interest paid	(18,450)	(37,141)	(193,737)	(249,328)
(+) Accrued interest	22,679	37,039	194,200	253,918
(+/-) Inflation adjustment	(29,757)	-	120,091	90,334
(+/-) Changes in fair value	-	(209,936)	-	(209,936)
(+/-) Other non-cash movements	5,007	(14)	7,812	12,805
Closing balance	940,677	76,686	4,513,459	5,530,822

	12-31-2021
	Bank borrowings	Hedging liabilities	Bonds and promissory notes	Other financial liabilities, Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance January 1	1,274,260	39,660	4,707,944	6,021,864
Cash flows (+) Borrowings obtained	167,962	-	-	167,962
(-) Borrowings paid	(405,567)	(25,316)	(165,607)	(596,490)
(-) Commissions paid	(2,328)	-	-	(2,328)
(-) Interest paid	(18,084)	(30,034)	(204,465)	(252,583)
(+) Accrued interest	16,961	29,032	200,843	246,836
(+/-) Inflation adjustment	(45,891)	-	(120,785)	(166,676)
(+/-) Changes in fair value	-	283,261	-	283,261
(+/-) Other non-cash movements	4,643	(287)	8,103	12,459
Closing balance	991,956	296,316	4,426,033	5,714,305

	Lease liabilities
	12-31-2022	12-31-2021
	ThU.S.$	ThU.S.$
Opening balance January 1	163,304	211,755
Cash flows (-) Borrowings paid	(65,000)	(67,895)
(-) Interest paid	(9,724)	(7,811)
(+) Accrued interest	9,753	8,363
(+/-) Inflation adjustment	839	(13,540)
(+) Increase due to new leases liabilities	167,370	35,186
(+/-) Other movements	(2,318)	(2,754)
Closing balance	264,224	163,304

NOTE 6. INCOME TAXES

The tax rates applicable in the countries in which Arauco operates are 27% in Chile, 35% in Argentina, 30% in Mexico, 34% in Brazil, 25% in Uruguay and 26% in the United States (federal tax).

In 2021, Argentinian Republic published in the Official Gazette of Argentina the law No. 27,630, which replaced the fixed rate paid by Argentine companies on their corporate income tax periods starting in 2021. It provides a progressive scale of rates, where a 25% rate will be applied to companies with a net taxable income of up to 5,000,000 Argentine pesos (AR$) (approximately ThU.S.$ 28 as of December 31, 2022), a 30% rate will be applied to companies with a net taxable income ranging between AR$ 5,000,000 and AR$ 50,000,000 (approximately ThU.S.$ 282 as of December 31, 2022), and a 35% rate will be applied to companies with a net taxable incomes surpassing AR$ 50,000,000. This new regulation generated a loss of ThU.S.$ 49,000 in Arauco Argentina S.A. in income tax in 2021.

Deferred Tax Assets

The following table sets forth the deferred tax assets as of the dates indicated:

	12-31-2022	12-31-2021
Deferred tax assets	ThU.S.$	ThU.S.$
Deferred tax assets relating to provisions	8,910	5,730
Deferred tax assets relating to accrued liabilities	8,986	8,257
Deferred tax assets relating to post-employment benefits	25,904	19,738
Deferred tax assets relating to property, plant and equipment	45,919	32,480
Deferred tax assets relating to impairment provision	13,517	8,564
Deferred tax assets relating to financial instruments	53,347	108,910
Deferred tax assets relating to tax loss carryforward	110,526	24,972
Deferred tax assets relating to inventories	20,942	18,793
Deferred tax assets relating to provisions for income	9,941	19,323
Deferred tax assets relating to allowance for doubtful accounts	2,472	4,625
Deferred tax assets relating to intangible revaluation	1,466	2,301
Deferred tax assets relating to tax credits	-	8,996
Deferred tax assets relating to other deductible temporary differences	25,777	24,328
Total deferred tax assets	327,707	287,017
Offsetting presentation	(318,696)	(279,380)
Net effect	9,011	7,637

Certain subsidiaries of Arauco mainly in Chile, Brazil, Argentina and USA, as of the date of these consolidated financial statements, present tax losses for which we estimate that, given the projection of future profits, will allow the recovery of the deferred tax assets recorded. The total amount of these tax losses is ThU.S.$ 443,250 (ThU.S.$ 335,872 at December 31, 2021).

In addition, as of December 31, 2022 there are ThU.S.$ 125,391 (ThU.S.$ 126,746 at December 31, 2021) of non-recoverable tax losses from subsidiaries in USA and from joint operations in Uruguay, for which deferred tax assets have not been recognized. The estimated recovery period exceeds the expiry date of such tax losses.

Deferred Tax Liabilities

The following table sets forth the deferred tax liabilities as of the dates indicated:

	12-31-2022	12-31-2021
Deferred tax liabilities	ThU.S.$	ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	1,415,173	1,281,546
Deferred tax liabilities relating to financial instruments	33,749	25,334
Deferred tax liabilities relating to biological assets	527,988	605,166
Deferred tax liabilities relating to inventory	56,531	46,336
Deferred tax liabilities relating to prepaid expenses	37,760	38,088
Deferred tax liabilities relating to intangible	10,173	12,511
Deferred tax liabilities relating to other taxable temporary differences	23,237	18,204
Total deferred tax liabilities	2,104,611	2,027,185
Offsetting presentation	(318,696)	(279,380)
Net effect	1,785,915	1,747,805

The effect of this period in current and deferred tax liabilities related to financial hedging instruments corresponds to a debit of ThU.S.$ 50,587 as of December 31, 2022 (credit of ThU.S.$ 30,453 as of December 31, 2021), which is presented net in reserves for cash flow hedges in the consolidated statement of changes in equity.

Reconciliation of deferred tax assets and liabilities

	Opening balance 01-01-2022	Deferred tax income (expenses)	Deferred tax of ítems charged to equity	Increase (decrease) net exchange differences	Closing balance 12-31-2022
Deferred tax assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax Assets relating to provisions	5,730	3,051	-	129	8,910
Deferred tax Assets relating to accrued liabilities	8,257	716	-	13	8,986
Deferred tax Assets relating to post-employment benefits	19,738	745	5,403	18	25,904
Deferred tax Assets relating to property, plant and equipment	32,480	13,439	-	-	45,919
Deferred tax Assets relating to impairment provision	8,564	4,664	-	289	13,517
Deferred tax Assets relating to financial instruments	108,910	(8,024)	(47,883)	344	53,347
Deferred tax Assets relating to tax loss carryforward	24,972	84,068	-	1,624	110,664
Deferred tax Assets relating to inventories	18,793	2,120	-	29	20,942
Deferred tax Assets relating to provisions for income	19,323	(9,408)	-	26	9,941
Deferred tax Assets relating to allowance for doubtful accounts	4,625	(2,155)	-	2	2,472
Deferred tax Assets relating to intangible revaluation	2,301	(1,013)	-	178	1,466
Deferred tax Assets relating to tax credits	8,996	(8,996)	-	-	-
Deferred tax Assets relating to other deductible temporary differences	24,328	509	-	802	25,639
Total deferred tax assets	287,017	79,716	(42,480)	3,454	327,707

	Opening balance 01-01-2021	Deferred tax (income) expenses	Deferred tax of items c harged to equity	Increase (decrease) net exchange differences	Closing balance 12-31-2022
Deferred tax liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	1,281,546	130,377	-	3,250	1,415,173
Deferred tax liabilities relating to financial instruments	25,334	5,712	2,704	(1)	33,749
Deferred tax liabilities relating to biological assets	605,166	(80,917)	-	3,739	527,988
Deferred tax liabilities relating to inventory	46,336	10,272	-	(77)	56,531
Deferred tax liabilities relating to prepaid expenses	38,088	(337)	-	9	37,760
Deferred tax liabilities relating to intangible	12,511	(2,648)	-	310	10,173
Deferred tax liabilities relating to other taxable temporary differences	18,204	4,520	-	513	23,237
Total deferred tax liabilities	2,027,185	66,979	2,704	7,743	2,104,611

	Opening balance 01-01-2021	Deferred tax income (expenses)	Deferred tax of items charged to other comprehensive income	Decrease through loss of control in subsidiary	Increase (decrease) net exchange differences	Closing balance 12-31-2021
Deferred tax assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax assets relating to provisions	5,042	745	-	-	(57)	5,730
Deferred tax assets relating to accrued liabilities	8,107	179	-	(24)	(5)	8,257
Deferred tax assets relating to post-employment benefits	22,026	(2,667)	438	(56)	(3)	19,738
Deferred tax assets relating to property, plant and equipment	24,397	8,083	-	-	-	32,480
Deferred tax assets relating to impairment provision	14,193	(5,193)	-	-	(436)	8,564
Deferred tax assets relating to financial instruments	79,765	(1,572)	31,062	-	(345)	108,910
Deferred tax assets relating to tax loss carryforward	126,405	(99,915)	-	(207)	(1,311)	24,972
Deferred tax assets relating to inventories	7,964	10,854	-	-	(25)	18,793
Deferred tax assets relating to provisions for income	7,905	11,427	-	-	(9)	19,323
Deferred tax assets relating to allowance for doubtful accounts	2,427	2,213	-	-	(15)	4,625
Deferred tax assets relating to intangible revaluation	3,713	(1,207)	-	-	(205)	2,301
Deferred tax assets relating to tax credits	20,898	(11,902)	-	-	-	8,996
Deferred tax assets relating to other deductible temporary differences	20,018	4,823	-	4	(517)	24,328
Total deferred tax assets	342,860	(84,132)	31,500	(283)	(2,928)	287,017

	Opening balance 01-01-2021	Deferred tax (income) expenses	Deferred tax of items charged to other comprehensive income	Decrease through loss of control in subsidiary	Increase (decrease) net e xchange differences	Closing balance 12-31-2021
Deferred tax liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	1,020,282	264,397	-	(121)	(3,012)	1,281,546
Deferred tax liabilities relating to financial instruments	26,755	(2,030)	609	-	-	25,334
Deferred tax liabilities relating to biological assets	644,348	(31,706)	-	(2,946)	(4,530)	605,166
Deferred tax liabilities relating to inventory	32,567	15,131	-	(1,395)	33	46,336
Deferred tax liabilities relating to prepaid expenses	42,319	(4,227)	-	-	(4)	38,088
Deferred tax liabilities relating to intangible	14,826	(1,908)	-	-	(407)	12,511
Deferred tax liabilities relating to other taxable temporary differences	19,608	(1,173)	-	(179)	(52)	18,204
Total deferred tax liabilities	1,800,705	238,484	609	(4,641)	(7,972)	2,027,185

	Opening b alance 01-01-2020	Deferred tax i ncome ( e xpenses)	Deferred tax of items charged to other comprehensive income	Increase (decrease) n et exchange differences	Closing balance 12-31-2020
Deferred tax assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax assets relating to provisions	5,749	(267)	-	(440)	5,042
Deferred tax assets relating to accrued liabilities	7,182	937	-	(12)	8,107
Deferred tax assets relating to post-employment benefits	20,378	1,598	68	(18)	22,026
Deferred tax assets relating to property, plant and equipment	16,609	7,788	-	-	24,397
Deferred tax assets relating to impairment provision	20,169	(4,598)	-	(1,378)	14,193
Deferred tax assets relating to financial instruments	68,390	(1,641)	13,685	(669)	79,765
Deferred tax assets relating to tax loss carryforward	133,221	2,605	-	(9,421)	126,405
Deferred tax assets relating to inventories	12,460	(4,363)	-	(133)	7,964
Deferred tax assets relating to provisions for income	6,631	1,295	-	(21)	7,905
Deferred tax assets relating to allowance for doubtful accounts	4,349	(1,545)	-	(377)	2,427
Deferred tax assets relating to intangible revaluation	6,044	(1,042)	-	(1,289)	3,713
Deferred tax assets relating to tax credits	19,460	1,438	-	-	20,898
Deferred tax assets relating to other deductible temporary differences	16,161	5,096	-	(1,239)	20,018
Total deferred tax assets	336,803	7,301	13,753	(14,997)	342,860

	Opening b alance 01-01-2020	Deferred tax ( i ncome) e xpenses	Deferred tax of items charged to other comprehensive income	Increase (decrease) n et exchange differences	Closing balance 12-31-2020
Deferred tax liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	900,415	128,933	-	(9,066)	1,020,282
Deferred tax liabilities relating to financial instruments	25,630	986	139	-	26,755
Deferred tax liabilities relating to biological assets	642,221	20,239	-	(18,112)	644,348
Deferred tax liabilities relating to inventory	38,251	(5,711)	-	27	32,567
Deferred tax liabilities relating to prepaid expenses	41,338	989	-	(8)	42,319
Deferred tax liabilities relating to intangible	17,942	(1,118)	-	(1,998)	14,826
Deferred tax liabilities relating to other taxable temporary differences	25,126	(2,846)	-	(2,672)	19,608
Total deferred tax liabilities	1,690,923	141,472	139	(31,829)	1,800,705

Temporary Differences

The following tables summarize the deductible and taxable temporary differences:

Detail of classes of deferred tax temporary differences	12-31-2022		12-31-2021

	Deductible difference ThU.S.$	Taxable difference ThU.S.$	Deductible difference ThU.S.$	Taxable difference ThU.S.$
Deferred tax assets	217,181	-	262,045	-
Deferred tax assets - tax loss carryforward	110,526	-	24,972	-
Deferred tax liabilities	-	2,104,611	-	2,027,185
Total	327,707	2,104,611	287,017	2,027,185

		January - December
Detail of temporary difference income and loss amounts	2022	2021	2020
	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax assets	(4,214)	15,783	4,696
Deferred tax assets - tax loss carryforward	83,930	(99,915)	2,605
Deferred tax liabilities	(66,979)	(238,484)	(141,472)
Total	12,737	(322,616)	(134,171)

Income Tax Expense

Income tax expense consists of the following:

	January – December
Income tax composition	2022	2021	2020
	ThU.S.$	ThU.S.$	ThU.S.$
Current income tax expense	(350,143)	(254,186)	(80,501)
Tax benefit arising from tax credit used to reduce current tax expense	126,545	176,226	175,832
Prior period current income tax adjustments	4,716	(2,036)	653
Other current benefit tax (expenses)	64,024	(302)	(3,661)
Current tax expense, net	(154,858)	(80,298)	92,323

Deferred tax expense relating to origination and reversal of temporary differences	(71,331)	(222,701)	(136,776)
Tax benefit arising from tax credits used to reduce deferred tax expense	84,068	(99,915)	2,605
Total deferred tax benefit (expense), net	12,737	(322,616)	(134,171)
Total income tax benefit (expense)	(142,121)	(402,914)	(41,848)

The following table presents the current income tax expense detailed by foreign and domestic (Chile) companies at December 31, 2022, 2021 and 2020:

	January – December
	2022	2021	2020
	ThU.S.$	ThU.S.$	ThU.S.$
Foreign current income tax expense	(96,745)	(113,821)	(1,568)
Domestic current income tax expense	(58,113)	33,523	93,891
Total current income tax expense	(154,858)	(80,298)	92,323

Foreign deferred tax benefit (expense)	64,462	(59,995)	(21,908)
Domestic deferred tax benefit (expense)	(51,725)	(262,621)	(112,263)
Total deferred tax benefit (expense)	12,737	(322,616)	(134,171)

Total income tax benefit (expense)	(142,121)	(402,914)	(41,848)

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.

The reconciliation of income tax expense is as follows:

	January – December
	2022	2021	2020
Reconciliation of income tax from statutory rate to effective tax rate	ThU.S.$	ThU.S.$	ThU.S.$
Statutory domestic (Chile) income tax rate	27.0%	27.0%	27.0%
Tax expense at statutory tax rate	(228,514)	(387,319)	(18,131)
Tax effect of foreign tax rates	8,853	(9,984)	(4,201)
Tax effect of income exempt from taxation	80,229	62,879	5,821
Tax effect of not deductible expenses	(40,149)	(29,050)	(35,113)
Tax rate effect of previously unrecognized tax loss	81	-	11,628
Tax effect of a new evaluation of deferred tax assets	1,557	13,345	826
Tax effect of change in tax rates	-	(46,215)	-
Tax effect of tax provided in excess in prior periods	4,716	(2,036)	653
Other tax rate effects (*)	31,106	(4,534)	(3,331)
Total adjustments to tax expense at applicable tax rate	86,393	(15,595)	(23,717)
Tax benefit (expense) at effective tax rate	(142,121)	(402,914)	(41,848)
(*) This line includes mainly the tax effect generated by exchange differences on translation of tax bases.

Current tax assets and liabilities

The current tax assets and liabilities balances are as follow:

Current tax assets	12-31-2022	12-31-2021
	ThU.S.$	ThU.S.$
Monthly Provisional Payments (MPP)	21,974	800
Income tax receivable	181,705	218,298
Provision tax income	(25,341)	(22,727)
Other tax receivables	25,384	36,694
Total	203,722	233,065

Current tax liabilities	12-31-2022	12-31-2021
	ThU.S.$	ThU.S.$
Provision tax income (First category)	256,164	216,484
Monthly Provisional Payments (MPP)	(231,846)	(91,361)
Other tax payables	2,551	2,858
Total	26,869	127,981

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

Property, Plant and Equipment

	12-31-2022	12-31-2021
	ThU.S.$	ThU.S.$
Property, plant and equipment, net
Construction work in progress	3,592,689	2,822,874
Land	893,237	888,465
Buildings	2,085,868	2,165,318
Plant and equipment	2,760,925	2,915,611
Information technology equipment	22,642	23,516
Fixtures and fittings	11,017	13,563
Motor vehicles	45,927	13,678
Other property, plant and equipment	130,030	112,641
Total net	9,542,335	8,955,666

Property, plant and equipment, gross
Construction work in progress	3,592,689	2,822,874
Land	893,237	888,465
Buildings	4,510,660	4,463,660
Plant and equipment	7,220,981	7,079,150
Information technology equipment	108,645	104,522
Fixtures and fittings	49,861	49,302
Motor vehicles	98,126	59,351
Other property, plant and equipment	147,277	129,669
Total gross	16,621,476	15,596,993

Accumulated depreciation and impairment
Buildings	(2,424,792)	(2,298,342)
Plant and equipment	(4,460,056)	(4,163,539)
Information technology equipment	(86,003)	(81,006)
Fixtures and fittings	(38,844)	(35,739)
Motor vehicles	(52,199)	(45,673)
Other property, plant and equipment	(17,247)	(17,028)
Total	(7,079,141)	(6,641,327)

Description of Property, Plant and Equipment Pledged as Security for Liabilities

As of December 31, 2022, there are no significant assets pledged as collateral to be disclosed in these consolidated financial statements.

Disbursements commitments for the acquisition of property, plant and equipment and disbursements for property, plant and equipment under construction.

	12-31-2022	12-31-2021
	ThU.S.$	ThU.S.$
Amount committed for the acquisition of property, plant and equipment	363,504	347,839

Reconciliation of Property, Plant and Equipment

The following tables set forth the reconciliation of the carrying amount of property, plant
and
equipment
as of December 31, 2022
and 2021:

Reconciliation of Property, Plant and Equipment	Construction work in progress	Land	Buildings	Plant and equipment	IT equipment	Fixtures and fittings	Motor vehicles	Other property, plant and equipment	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2022	2,822,874	888,465	2,165,318	2,915,611	23,516	13,563	13,678	112,641	8,955,666
Changes
Additions	1,076,619	2,003	13,230	26,102	815	808	462	18,115	1,138,154
Disposals	(18)	(9,747)	(1,571)	(2,788)	(221)	(273)	(62)	(17)	(14,697)
Withdrawals	(2,573)	(391)	(569)	(5,319)	(286)	(15)	(80)	(351)	(9,584)
Depreciation	-	-	(132,521)	(305,572)	(6,326)	(3,071)	(4,477)	(1,144)	(453,111)
Impairment loss recognized in profit or loss	-	-	(25,611)	(118,026)	4	(521)	-	-	(144,154)
Increase (decrease) through net exchange differences	53	11,769	10,308	36,234	143	82	503	646	59,738
Reclassification of assets held for sale	-	347	68	(437)	-	-	-	-	(22)
Increase (decrease) through transfers from construction in progress	(304,266)	791	57,216	210,682	4,997	444	29,996	140	-
Reclassification from lease to property, plant and equipment	-	-	-	4,438	-	-	5,907	-	10,345
Total changes	769,815	4,772	(79,450)	(154,686)	(874)	(2,546)	32,249	17,389	586,669
Closing balance 12-31-2022	3,592,689	893,237	2,085,868	2,760,925	22,642	11,017	45,927	130,030	9,542,335

Reconciliation of Property, Plant and Equipment	Construction work in progress	Land	Buildings	Plant and equipment	IT equipment	Fixtures and fittings	Motor vehicles	Other Property, plant and equipment	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance 01-01-2021	1,944,578	930,372	2,248,784	3,026,136	26,166	16,627	15,055	117,586	8,325,304
Changes
Additions	1,127,150	6,647	8,440	22,372	1,277	566	470	6,234	1,173,156
Disposals	(215)	(25,285)	(953)	(10,839)	(170)	(4)	(371)	(205)	(38,042)
Withdrawals	(2,105)	(697)	(2,572)	(6,011)	(42)	-	(31)	(4,188)	(15,646)
Depreciation	-	-	(136,490)	(288,723)	(6,424)	(3,163)	(3,278)	(1,065)	(439,143)
Impairment loss recognized in profit or loss	-	-	(14,669)	(95)	(454)	(9)	(95)	-	(15,322)
Increase (decrease) through net exchange differences	(1,151)	(7,181)	(4,359)	(12,084)	(80)	170	(219)	(815)	(25,719)
Reclassification of assets held for sale	-	107	949	206	-	-	-	-	1,262
Increase (decrease) through transfers from construction in progress	(245,383)	822	66,235	178,611	3,243	(617)	1,995	(4,906)	-
Reclassification from lease to Property, plant and equipment	-	-	-	7,251	-	-	152	-	7,403
Decrease due to loss of control in subsidiary	-	(16,320)	(47)	(1,213)	-	(7)	-	-	(17,587)
Total changes	878,296	(41,907)	(83,466)	(110,525)	(2,650)	(3,064)	(1,377)	(4,945)	630,362
Closing balance 12-31-2021	2,822,874	888,465	2,165,318	2,915,611	23,516	13,563	13,678	112,641	8,955,666

The depreciation expense for the period ending December 31, 2022, 2021 and 2020 is as follows:

	January-December
	2022	2021	2020
Depreciation for the year	ThU.S.$	ThU.S.$	ThU.S.$
Cost of sales	408,248	401,672	412,750
Administrative expenses	18,413	19,228	18,192
Other expenses	15,009	681	2,054
Total	441,670	421,581	432,996

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
F-47

NOTE 8. Leases

Arauco acting as lessee

In the application of IFRS 16, Arauco chose not to apply the requirements to recognize a liability and an asset for right of use for leases which term ends within 12 months and for leases in which the underlying asset is of low value ThU.S.$ 5.

Lease liabilities and their maturity are presented in Notes 11 and 23.

Right of use assets

	12-31-2022	12-31-2021
	ThU.S.$	ThU.S.$
Property, Plant and Equipment by right of use, Net
Land	195,290	72,384
Buildings	16,731	20,682
Plant and equipment	66,709	17,198
Information technology equipment	157	224
Fixtures and fittings	-	218
Motor vehicles	24,437	55,093
Other property, plant and equipment	3,163	14,307
Total Net	306,487	180,106

Property, Plant and Equipment by right of use, Gross

Land	230,231	94,283
Buildings	32,610	32,625
Plant and equipment	86,870	31,235
Information technology equipment	630	652
Fixtures and fittings	-	1,512
Motor vehicles	175,261	168,682
Other property, plant and equipment	3,723	20,142
Total Gross	529,325	349,131

Accumulated depreciation and impairment by right of use

Land	(34,941)	(21,899)
Buildings	(15,879)	(11,943)
Plant and equipment	(20,161)	(14,037)
Information technology equipment	(473)	(428)
Fixtures and fittings	-	(1,294)
Motor vehicles	(150,824)	(113,589)
Other property, plant and equipment	(560)	(5,835)
Total	(222,838)	(169,025)

Reconciliation of Property, Plant and Equipment by Right of Use

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment by right of use as of December 31, 2022
and 2021:

Reconciliation of property, plant and equipment by right of use	Land	Buildings	Plant and equipment	IT equipment	Fixtures and fittings	Motor vehicles	Other property, plant and equipment	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2022	72,384	20,682	17,198	224	218	55,093	14,307	180,106
Changes
Additions	135,407	2,531	56,720	148	-	7,827	305	202,938
Withdrawals	-	(1,101)	(15)	-	(203)	(4)	-	(1,323)
Depreciation	(12,660)	(5,400)	(7,174)	(229)	(15)	(38,596)	(1,334)	(65,408)
Increase (decrease) through net exchange differences	159	22	8	14	-	117	-	320
Reclassification from lease to Property, plant and equipment	-	-	-	-	-	-	(10,346)	(10,346)
Increase (decrease) through others	-	(3)	(28)	-	-	-	231	200
Total changes	122,906	(3,951)	49,511	(67)	(218)	(30,656)	(11,144)	126,381
Closing balance 12-31-2022	195,290	16,731	66,709	157	-	24,437	3,163	306,487

Reconciliation of Property, Plant and Equipment by right of use	Land	Buildings	Plant and equipment	IT equipment	Fixtures and fittings	Motor vehicles	Other Property, plant and equipment	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance 01-01-2021	60,761	19,954	24,035	380	698	92,951	20,355	219,134
Changes
Additions	21,391	11,557	1,617	127	-	495	-	35,187
Withdrawals	(16)	(2,976)	-	-	-	(226)	(98)	(3,316)
Depreciation	(9,108)	(5,386)	(7,315)	(255)	(356)	(38,090)	(2,071)	(62,581)
Revaluation	-	(7)	-	-		(31)	-	(38)
Increase (decrease) through net exchange differences	(644)	(6)	(275)	(6)	-	21	-	(910)
Reclassification from lease to Property, plant and equipment	-	-	-	-	-	-	(7,403)	(7,403)
Increase (decrease) through others	-	(2,454)	(864)	(22)	(124)	(27)	3,524	33
Total changes	11,623	728	(6,837)	(156)	(480)	(37,858)	(6,048)	(39,028)
Closing balance 12-31-2022	72,384	20,682	17,198	224	218	55,093	14,307	180,106

The depreciation expense for the period ending December 31, 2022 and 2021 recognised in Property, Plant and Equipment by right of use is as follows:

	January - December
	2022	2021	2020
Depreciation for the period	ThU.S.$	ThU.S.$	ThU.S.$
Cost of sales	40,539	43,284	57,785
Distribution costs	2,975	2,291	1,664
Administrative expenses	7,103	7,061	8,006
Total	50,617	52,636	67,455

Additionally, Arauco has recognized directly in the consolidated statement of profit or loss, the following leases excluded from right of use assets:

	January – December
	2022	2021	2020
	ThU.S.$	ThU.S.$	ThU.S.$
Expenses from payments of variable leases	208,812	141,775	142,064
Expenses from low value leases	6,696	3,051	3,758
Expenses from short-term leases	34,857	21,993	28,120
Total	250,365	166,819	173,942
F-49

Arauco acting as lessor

Reconciliation of financial lease minimum payments:

		12-31-2022
Periods	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Less than one year	5,067	-	5,067
Between one and five years	25,750	1,882	23,868
More than five years	-	-	-
Total	30,817	1,882	28,935

		12-31-2021
Periods	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Less than one year	27	-	27
Between one and five years	-	-	-
More than five years	-	-	-
Total	27	-	27

Financial lease receivables are presented in the consolidated statements of financial position in line items “Trade and other current receivable” and “Trade and other non-current receivable” depending on their maturities stated above.

Arauco accounts for its lease contracts as financial leases. These lease contracts are for a term of less than six-years at market interest rates and leased assets are forestry machinery and equipment. They also include an early termination option, under general and special conditions stipulated in each contract.

Arauco holds leases as lessee and lessor, described in the previous tables, for which there are no impairment contingent payments or restrictions to report.

NOTE 9. REVENUE

	January – December
Classes of revenue	2022	2021	2020
	ThU.S.$	ThU.S.$	ThU.S.$
Revenue from sales of goods	6,997,617	6,251,442	4,662,312
Revenue from rendering of services	104,453	98,319	70,557
Total	7,102,070	6,349,761	4,732,869

The reportable segments revenues by business area and by geographical area are presented in Note 24.

NOTE 10. EMPLOYEE BENEFITS

Classes of Benefits and Expenses by Employee

	2022	2021	2020
	ThU.S.$	ThU.S.$	ThU.S.$
Employee expenses	718,990	670,616	598,070
Wages and salaries	697,833	651,371	577,634
Severance indemnities	21,157	19,245	20,436

	2022	2021	2020
Discount rate	3.02%	2.56%	1.81%
Inflation	3.20%	3.20%	3.00%
Annual rate of wage growth	5.22%	5.22%	5.22%
Mortality rate	RV-2014	RV-2014	RV-2014

Sensitivities to assumptions	2022 ThU.S.$
Discount rate
Increase in 100 bps	(7,332)
Decrease in 100 bps	8,156

Wage growth rates
Increase in 100 bps	6,688
Decrease in 100 bps	(5,387)

The following tables set forth the balances and the reconciliation of the present value of severance
indemnities obligations as of December 31, 2022 and 2021:

	12-31-2022	12-31-2021
	ThU.S.$	ThU.S.$
Current	7,571	4,593
Non-current	87,689	67,967
Total	95,260	72,560

Reconciliation of the present value of severance indemnities obligations	12-31-2022	12-31-2021
	ThU.S.$	ThU.S.$
Opening balance	72,560	81,395
Current service cost	6,832	4,064
Interest cost	3,673	3,271
(Gains) losses from changes in actuarial assumptions	727	(5,784)
Actuarial gains and losses arising from experience	19,285	7,409
Benefits paid	(7,561)	(3,936)
Decrease due to sale of subsidiary	-	(393)
Increase (decrease) for foreign currency exchange rates changes	(256)	(13,466)
Closing balance	95,260	72,560

The average staffing as of December 31, 2022 was 19,043 people.
F-51

NOTE 11. BALANCES IN FOREIGN CURRENCY AND FOREIGN CURRENCY EXCHANGE RATE IMPACT IN PROFIT OR LOSS.

December 31, 2022	U.S dollar	Euros	Brazilian real	Argentine pesos	Mexican pesos	Other currencies	Chilean pesos	U.F.	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Assets
Current assets
Cash and cash equivalents	395,254	4,884	103,829	97,859	28,564	26,793	10,024	-	667,207
Other current financial assets	15,350	-	-	-	-	-	-	-	15,350
Other current non-financial assets	18,727	115	17,745	5,333	2,979	7,406	153,754	-	206,059
Trade and other current receivables	614,204	36,425	50,646	38,000	33,089	1,972	97,616	6,056	878,008
Accounts receivable due from related companies	-	-	-	-	-	-	2,850	-	2,850
Current Inventories	1,298,649	-	130,707	-	39,353	-	1,302	-	1,470,011
Current biological assets	264,858	-	65,577	-	-	-	-	-	330,435
Current tax assets	174,287	-	8,333	10,296	9,495	1,137	174	-	203,722
Non-current assets or disposal groups classified as held for sale	2,781,329	41,424	376,837	151,488	113,480	37,308	265,720	6,056	3,773,642
Non-current assets or disposal groups classified as held for sale	1,215	-	15	-	49	-	-	-	1,279
Total current assets	2,782,544	41,424	376,852	151,488	113,529	37,308	265,720	6,056	3,774,921

Non-current assets
Other non-current financial assets	63,321	-	-	-	-	-	-	-	63,321
Other non-current non-financial assets	2,980	-	16,022	97	742	8	72,665	-	92,514
Trade and other non-current receivables	5,880	-	-	-	-	-	3,434	23,360	32,674
Investments accounted for using equity method	87,826	203,443	36,489	-	-	-	37,913	-	365,671
Intangible assets other than goodwill	71,141	-	1,940	-	358	-	-	-	73,439
Goodwill	41,408	-	13,392	-	-	-	-	-	54,800
Property, plant and equipment	9,024,490	-	389,522	-	127,120	-	1,203	-	9,542,335
Right of use assets	161,087	-	144,626	-	774	-	-	-	306,487
Non-current biological assets	2,549,796	-	315,139	-	-	-	-	-	2,864,935
Deferred tax assets	5,035	-	3,500	-	476	-	-	-	9,011
Total non-current assets	12,012,964	203,443	920,630	97	129,470	8	115,215	23,360	13,405,187

Total assets	14,795,508	244,867	1,297,482	151,585	242,999	37,316	380,935	29,416	17,180,108

December 31, 2022	U.S Dollar	Euros	Brazilian Real	Argentine Pesos	Mexican Pesos	Other currencies	Chilean Pesos	U.F.	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Liabilities
Current liabilities
Other current financial liabilities	252,091	69,139	2,810	17	-	-	-	51,394	375,451
Current lease liabilities	10,636	91	10,063	-	1,579	23	10,716	3,676	36,784
Trade and other current payables	234,226	23,277	82,988	54,078	16,791	10,476	351,646	39,356	812,838
Accounts payable to related companies	202	-	-	-	-	-	14,078	-	14,280
Other short-term provisions	7,934	-	264	-	-	-	-	1,315	9,513
Current tax liabilities	19,482	5,123	1,512	-	752	-	-	-	26,869
Current provisions for employee benefits	-	-	-	-	-	-	7,571	-	7,571
Other current non-financial liabilities	192,359	51	33,011	5,120	4,828	16	7,593	-	242,978
Total liabilities, current	716,930	97,681	130,648	59,215	23,950	10,515	391,604	95,741	1,526,284

Non-current liabilities
Other non-current financial liabilities	3,637,416	386,186	67,080	-	-	-	-	1,064,689	5,155,371
Non-current lease liabilities	120,656	110	91,206	-	1,659	-	549	13,260	227,440
Other non-current payables	-	-	2,462	-	-	-	17,654	-	20,116
Non-current accounts payable to related companies	-	-	-	-	-	-	6,731	-	6,731
Other long-term provisions	1,677	-	12,512	26,517	-	-	-	-	40,706
Deferred tax liabilities	1,681,957	-	97,822	-	6,136	-	-	-	1,785,915
Non-current provisions for employee benefits	-	-	-	-	957	-	86,732	-	87,689
Other non-current non-financial liabilities	-	-	69,849	10	-	-	13	-	69,872
Total non-current liabilities	5,441,706	386,296	340,931	26,527	8,752	-	111,679	1,077,949	7,393,840

Total liabilities	6,158,636	483,977	471,579	85,742	32,702	10,515	503,283	1,173,690	8,920,124

December 31, 2021	U.S. dollar	Euros	Brazilian real	Argentine pesos	Mexican pesos	Other currencies	Chilean pesos	U.F.	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Assets
Current assets
Cash and cash equivalents	703,232	5,755	160,896	112,234	20,467	4,311	4,205	-	1,011,100
Other current financial assets	5,865	-	-	-	-	-	-	-	5,865
Other current non-financial assets	25,774	166	18,209	5,900	3,717	6,165	107,959	-	167,890
Trade and other current receivables	789,236	21,884	39,142	22,721	31,288	5,023	70,127	502	979,923
Accounts receivable due from related companies	-	-	-	-	-	-	5,559	-	5,559
Current inventories	1,052,147	-	89,521	-	32,947	-	2,283	-	1,176,898
Current biological assets	269,769	-	59,817	-	-	-	-	-	329,586
Current tax assets	228,270	-	3,047	-	452	1,288	8	-	233,065
Non-current assets or disposal groups classified as held for sale	3,074,293	27,805	370,632	140,855	88,871	16,787	190,141	502	3,909,886
Non-current assets or disposal groups classified as held for sale	14,098	-	14	-	46	-	-	-	14,158
Total current assets	3,088,391	27,805	370,646	140,855	88,917	16,787	190,141	502	3,924,044

Non-current assets
Other non-current financial assets	10,525	-	-	-	-	-	-	-	10,525
Other non-current non-financial assets	1,639	-	12,244	56	740	8	73,862	-	88,549
Trade and other non-current receivables	11,806	-	-	-	-	-	2,492	40	14,338
Investments accounted for using equity method	78,216	203,505	26,823	-	-	-	28,098	-	336,642
Intangible assets other than goodwill	82,370	-	1,675	-	165	-	-	-	84,210
Goodwill	41,534	-	16,163	-	-	-	-	-	57,697
Property, plant and equipment	8,489,503	-	340,314	-	124,984	-	865	-	8,955,666
Right of use assets	150,220	-	29,886	-	-	-	-	-	180,106
Non-current biological assets	2,782,660	-	226,237	-	-	-	-	-	3,008,897
Deferred tax assets	3,968	-	2,768	-	901	-	-	-	7,637
Total non-current assets	11,652,441	203,505	656,110	56	126,790	8	105,317	40	12,744,267

Total assets	14,740,832	231,310	1,026,756	140,911	215,707	16,795	295,458	542	16,668,311

December 31, 2021	U.S. dollar	Euros	Brazilian real	Argentine pesos	Mexican pesos	Other currencies	Chilean Pesos	U.F.	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Liabilities
Current liabilities
Other current financial liabilities	225,502	66,707	884	133	-	-	-	46,215	339,441
Current lease liabilities	9,140	107	4,208	-	1,391	63	26,944	7,750	49,603
Trade and other current payables	288,172	13,955	79,653	16,616	27,889	8,761	268,624	34,787	738,457
Accounts payable to related companies	230	-	-	-	-	-	2,347	-	2,577
Other short-term provisions	337	-	-	-	-	-	-	-	337
Current tax liabilities	59,319	7,655	4,339	44,856	11,803	-	9	-	127,981
Current provisions for employee benefits	-	-	-	-	-	-	4,593	-	4,593
Other current non-financial liabilities	131,214	73	24,680	4,679	7,195	739	5,074	-	173,654
Total current liabilities	713,914	88,497	113,764	66,284	48,278	9,563	307,591	88,752	1,436,643

Non-current liabilities
Other non-current financial liabilities	3,917,343	442,833	26,880	-	-	-	-	987,808	5,374,864
Non-current lease liabilities	69,905	159	17,694	-	2,377	107	11,334	12,125	113,701
Non-current payables	-	-	2,272	-	-	-	-	-	2,272
Other long-term provisions	-	-	3,489	26,060	-	-	-	-	29,549
Deferred tax liabilities	1,664,506	-	77,637	-	5,662	-	-	-	1,747,805
Non-current provisions for employee benefits	-	-	-	-	842	-	67,125	-	67,967
Other non-current non-financial liabilities	-	-	76,982	14	-	-	10	-	77,006
Total non-current liabilities	5,651,754	442,992	204,954	26,074	8,881	107	78,469	999,933	7,413,164

Total liabilities	6,365,668	531,489	318,718	92,358	57,159	9,670	386,060	1,088,685	8,849,807

F-53

	12-31-2022			12-31-2021
	Up to 90 days	From 91 days to 1 year	Total	Up to 90 days	From 91 days to 1 year	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total current liabilities	1,241,515	284,769	1,526,284	1,111,151	325,492	1,436,643

Other current financial liabilities	141,110	234,341	375,451	59,007	280,434	339,441
U.S. dollar	138,283	113,808	252,091	58,794	166,708	225,502
Euros	-	69,139	69,139	-	66,707	66,707
Brazilian real	2,810	-	2,810	80	804	884
Argentine pesos	17	-	17	133	-	133
U.F.	-	51,394	51,394	-	46,215	46,215

Bank borrowings	109,889	167,905	277,794	29,658	219,177	248,835
U.S. dollar	107,079	98,766	205,845	29,578	151,666	181,244
Euros	-	69,139	69,139	-	66,707	66,707
Brazilian real	2,810	-	2,810	80	804	884

Other borrowings	31,221	66,436	97,657	29,349	61,257	90,606
U.S. dollar	31,204	15,042	46,246	29,216	15,042	44,258
Argentine pesos	17	-	17	133	-	133
U.F.	-	51,394	51,394	-	46,215	46,215

Current lease liabilities	11,339	25,445	36,784	13,204	36,399	49,603
U.S. dollar	2,799	7,837	10,636	2,418	6,722	9,140
Euros	24	67	91	40	67	107
Brazilian real	2,240	7,823	10,063	1,111	3,097	4,208
Mexican pesos	457	1,122	1,579	337	1,054	1,391
Other currencies	2	21	23	22	41	63
Chilean pesos	4,264	6,452	10,716	6,768	20,176	26,944
U.F.	1,553	2,123	3,676	2,508	5,242	7,750

Trade and other current payables	795,533	17,305	812,838	732,189	6,268	738,457
U.S. dollar	233,932	294	234,226	288,107	65	288,172
Euros	23,271	6	23,277	13,945	10	13,955
Brazilian real	66,586	16,402	82,988	73,635	6,018	79,653
Argentine pesos	54,078	-	54,078	16,616	-	16,616
Mexican pesos	16,188	603	16,791	27,714	175	27,889
Other currencies	10,476	-	10,476	8,761	-	8,761
Chilean pesos	351,646	-	351,646	268,624	-	268,624
U.F.	39,356	-	39,356	34,787	-	34,787

Accounts payable to related companies	14,280	-	14,280	2,577	-	2,577
U.S. dollar	202	-	202	230	-	230
Chilean pesos	14,078	-	14,078	2,347	-	2,347

Other short-term provisions	8,198	1,315	9,513	337	-	337
U.S. dollar	7,934	-	7,934	337	-	337
Brazilian real	264	-	264	-	-	-
U.F.	-	1,315	1,315	-	-	-

Current tax liabilities	24,251	2,618	26,869	126,059	1,922	127,981
U.S. dollar	16,864	2,618	19,482	59,207	112	59,319
Euros	5,123	-	5,123	7,655	-	7,655
Brazilian real	1,512	-	1,512	2,529	1,810	4,339
Argentine pesos	-	-	-	44,856	-	44,856
Mexican pesos	752	-	752	11,803	-	11,803
Chilean pesos	-	-	-	9	-	9

Current provisions for employee benefits	6,706	865	7,571	4,124	469	4,593
Chilean pesos	6,706	865	7,571	4,124	469	4,593

Other current non-financial liabilities	240,098	2,880	242,978	173,654	-	173,654
U.S. dollar	192,359	-	192,359	131,214	-	131,214
Euros	51	-	51	73	-	73
Brazilian real	33,011	-	33,011	24,680	-	24,680
Argentine pesos	5,120	-	5,120	4,679	-	4,679
Mexican pesos	4,828	-	4,828	7,195	-	7,195
Other currencies	16	-	16	739	-	739
Chilean pesos	4,713	2,880	7,593	5,074	-	5,074

F-54

	12-31-2022				12-31-2021
	From 13 months to 3 years	From 3 years to 5 years	More than 5 years	Total	From 13 months to 3 years	From 3 years to 5 years	More than 5 years	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total non-current liabilities	2,392,390	1,104,841	3,896,609	7,393,840	2,342,748	661,414	4,409,002	7,413,164

Other non-current financial liabilities	1,028,450	947,217	3,179,704	5,155,371	1,097,939	582,606	3,694,319	5,374,864
U.S. dollar	782,284	492,898	2,362,234	3,637,416	886,371	180,000	2,850,972	3,917,343
Euros	126,793	129,736	129,657	386,186	124,640	127,324	190,869	442,833
Brazilian real	31,943	35,137	-	67,080	8,960	17,920	-	26,880
U.F.	87,430	289,446	687,813	1,064,689	77,968	257,362	652,478	987,808

Bank borrowings	368,353	164,873	129,657	662,883	227,008	325,244	190,869	743,121
U.S. dollar	209,617	-	-	209,617	93,408	180,000	-	273,408
Euros	126,793	129,736	129,657	386,186	124,640	127,324	190,869	442,833
Brazilian real	31,943	35,137	-	67,080	8,960	17,920	-	26,880

Other borrowings	660,097	782,344	3,050,047	4,492,488	870,931	257,362	3,503,450	4,631,743
U.S. dollar	572,667	492,898	2,362,234	3,427,799	792,963	-	2,850,972	3,643,935
U.F.	87,430	289,446	687,813	1,064,689	77,968	257,362	652,478	987,808

Non-current lease liabilities	45,904	38,906	142,630	227,440	44,459	26,083	43,159	113,701
U.S. dollar	21,562	17,653	81,441	120,656	18,691	13,708	37,506	69,905
Euros	109	1	-	110	156	3	-	159
Brazilian real	17,335	16,375	57,496	91,206	7,288	7,688	2,718	17,694
Mexican pesos	1,646	13	-	1,659	2,338	39	-	2,377
Other currencies	-	-	-	-	107	-	-	107
Chilean pesos	197	352	-	549	10,875	459	-	11,334
U.F.	5,055	4,512	3,693	13,260	5,004	4,186	2,935	12,125

Non-current payable	2,462	-	17,654	20,116	2,272	-	-	2,272
Brazilian real	2,462	-	-	2,462	2,272	-	-	2,272
Chilean pesos	-	-	17,654	17,654	-	-	-	-

Non- current accounts payable to related companies	3,283	-	3,448	6,731	-	-	-	-
Chilean pesos	3,283	-	3,448	6,731	-	-	-	-

Other long-term provisions	40,706	-	-	40,706	29,549	-	-	29,549
U.S. dollar	1,677	-	-	1,677	-	-	-	-
Brazilian real	12,512	-	-	12,512	3,489	-	-	3,489
Argentine pesos	26,517	-	-	26,517	26,060	-	-	26,060

Deferred tax liabilities	1,152,877	94,256	538,782	1,785,915	1,067,067	23,521	657,217	1,747,805
U.S. dollar	1,088,336	92,026	501,595	1,681,957	1,007,289	-	657,217	1,664,506
Brazilian real	58,405	2,230	37,187	97,822	54,116	23,521	-	77,637
Mexican pesos	6,136	-	-	6,136	5,662	-	-	5,662

Non-current provisions for employee benefits	77,746	9,943	-	87,689	67,951	-	16	67,967
Mexican pesos	957	-	-	957	826	-	16	842
Chilean pesos	76,789	9,943	-	86,732	67,125	-	-	67,125

Other non-current non-financial liabilities	40,962	14,519	14,391	69,872	33,511	29,204	14,291	77,006
Brazilian real	40,939	14,519	14,391	69,849	33,487	29,204	14,291	76,982
Argentine pesos	10	-	-	10	14	-	-	14
Chilean pesos	13	-	-	13	10	-	-	10

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. dollar as follows:

Subsidiary	Country	Functional currency
Arauco Canada Ltd.	Canada	Canadian dollar
Arauco Celulose do Brasil	Brazil	Brazilian real
Arauco do Brasil S.A.	Brazil	Brazilian real
Arauco Florestal Arapoti S.A.	Brazil	Brazilian real
Arauco Forest Brasil S.A.	Brazil	Brazilian real
Arauco Industria de Mexico, S.A. de C.V.	Mexico	Mexican pesos
Arauco Industria de Paineis S.A.	Brazil	Brazilian real
Arauco Participações Florestais Ltda.	Brazil	Brazilian real
Araucomex Servicios, S.A. de C.V.	Mexico	Mexican pesos
Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean pesos
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian real
Leasing Forestal S.A.	Argentina	Argentine pesos
Mahal Empreendimentos e Participações S.A.	Brazil	Brazilian real
Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian real
Lemu Earth SpA	Chile	Chilean pesos

The table below shows a detail per company of the effect in the period of the reserve of exchange differences on translation:

	January - December
	2022	2021	2020
	ThU.S.$	ThU.S.$	ThU.S.$
Arauco do Brasil S.A.	55,101	(25,371)	(90,528)
Arauco Forest Brasil S.A.	17,585	(21,990)	(84,241)
Sonae Arauco S.A.	(11,508)	(16,092)	15,880
Arauco Florestal Arapoti S.A.	4,582	(4,843)	(18,015)
Arauco Industria México S.A. de C.V.	12,057	(3,008)	(10,052)
Arauco Canada Ltd.	(16,249)	357	6,636
Others	(3,702)	(2,928)	1,387
Total reserve of exchange differences on translation	57,866	(73,875)	(178,933)

Effect of foreign exchange rates changes

	January - December
	2022	2021	2020
	ThU.S.$	ThU.S.$	ThU.S.$
Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	18,436	9,022	(26,752)
Reserve of exchange differences on translation (with non-controlling interests)	57,867	(80,965)	(183,419)

NOTE 12. BORROWING COSTS

Arauco capitalizes interest at effective rate on current investment projects.

At the date of issuance of these consolidated financial statements, Arauco has capitalized financial interest related to the modernization and expansion of Planta Arauco (MAPA).

	January - December
	2022	2021
	ThU.S.$	ThU.S.$
Interest cost capitalized, property, plant and equipment
Capitalization rate of interest cost capitalized, property, plant and equipment	4.33%	4.36%
Amount of the interest cost capitalized, property, plant and equipment	103,629	80,789

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

As of the date of these consolidated financial statements, the main transactions with related parties are related to fuel purchases with Copec S.A. and sodium chlorate purchases at EKA Chile S.A.

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

Key Management Personnel Compensation

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

The table below sets forth information about the Relationship between the Parent Company and its Subsidiaries

				% Ownership interest			% Ownership interest
			Functional	12-31-2022			12-31-2021
ID N °	Company Name	Country	Currency	Direct	Indirect	Total	Direct	Indirect	Total
77.630.621-5	Agrícola Ranquillón SpA (6)	Chile	U.S. dollar	-	98.58669	98.58669	-	-	-
77.630.618-5	Agrícola San Carlos SpA (6)	Chile	U.S. dollar	-	99.94839	99.94849	-	-	-
77.630.623-1	Agrícola Santa Emilia SpA (6)	Chile	U.S. dollar	-	99.94839	99.94839	-	-	-
77.630.625-8	Agrícola Santa Isabel SpA (6)	Chile	U.S. dollar	-	99.94839	99.94839	-	-	-
77.630.626-6	Agrícola Siberia SpA (6)	Chile	U.S. dollar	-	98.58669	98.58669	-	-	-
77.630.629-0	Agrícola Trupán SpA (6)	Chile	U.S. dollar	-	98.58669	98.58669	-	-	-
-	Arauco Argentina S.A.	Argentina	U.S. dollar	9.97070	90.00940	99.98010	9.97070	90.00928	99.97998
-	Arauco Australia Pty Ltd.	Australia	U.S. dollar	-	99.99898	99.99898	-	99.99898	99.99898
96.547.510-9	Arauco Bioenergía S.A.	Chile	U.S. dollar	98.0000	1.99897	99.99897	98.00000	1.99897	99.99897
-	Arauco Canada Ltd.	Canada	Canadian dollar	-	99.99911	99.99911	-	99.99898	99.99898
-	Arauco Celulose do Brasil S.A. (2)	Brazil	Brazilian real	-	99.99907	99.99907	-	-	-
-	Arauco Colombia S.A.	Colombia	U.S. dollar	1.47783	98.52042	99.99825	1.47780	98.52040	99.99820
-	Arauco do Brasil S.A.	Brazil	Brazilian real	1.06807	98.93105	99.99912	1.06810	98.93089	99.99899
-	Arauco Europe Cooperatief U.A.	Holanda	U.S. dollar	0.52148	99.47751	99.99899	0.52150	99.47748	99.99898
-	Arauco Florestal Arapoti S.A.	Brazil	Brazilian real	-	99.99900	99.99900	-	99.99900	99.99900
-	Arauco Forest Brasil S.A.	Brazil	Brazilian real	8.68654	91.31253	99.99907	10.08090	89.91818	99.99908
-	Arauco Participações Florestais Ltda.	Brazil	Brazilian real	-	99.99907	99.99907	-	99.99910	99.99910
-	Arauco Industria de México, S.A.de C.V.	Mexico	Mexican pesos	-	99.99910	99.99910	-	99.99897	99.99897
-	Arauco Industria de Paineis S.A.	Brazil	Brazilian real	-	99.99912	99.99912	-	99.99900	99.99900
-	Arauco Middle East DMCC	Dubai	U.S. dollar	-	99.99898	99.99898	-	99.99898	99.99898
-	Arauco North America, Inc.	United States	U.S. dollar	0.00010	99.99901	99.99911	0.00010	99.99888	99.99898
-	Arauco Perú S.A.	Peru	U.S. dollar	0.00126	99.99772	99.99898	0.00130	99.99768	99.99898
-	Arauco Pulp Limited (3)	United Kingdom	U.S. dollar	-	99.99898	99.99898	-	-	-
-	Arauco Ventures Limited (3)	United Kingdom	U.S. dollar	-	99.99898	99.99898	-	-	-
-	Arauco Wood (China) Company Limited	China	U.S. dollar	-	99.99898	99.99898	-	99.99898	99.99898
-	Arauco Wood Limited. (1)	United Kingdom	U.S. dollar	12.63126	87.36874	100.00000	-	-	-
-	Araucomex S.A. de C.V.	Mexico	U.S. dollar	0.00050	99.99861	99.99911	0.00050	99.99848	99.99898
-	Araucomex Servicios, S.A. de C.V.	Mexico	Mexican pesos	0.33333	99.66578	99.99911	0.33330	99.66569	99.99899
96.657.900-5	Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean pesos	-	56.82817	56.82817	-	56.44810	56.44801
-	Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian real	-	99.99866	99.99866	-	99.99854	99.99854
85.805.200-9	Forestal Arauco S.A.	Chile	U.S. dollar	99.94839	-	99.94839	99.94840	-	99.94840
93.838.000-7	Forestal Cholguán S.A.	Chile	U.S. dollar	-	98.58669	98.58669	-	98.58141	98.58141
96.563.550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. dollar	98.01862	1.98036	99.99898	98.01860	1.98038	99.99898
79.990.550-7	Investigaciones Forestales Bioforest S.A.	Chile	U.S. dollar	1.00000	98.94891	99.94891	1.00000	98.94892	99.94892
-	Leasing Forestal S.A.	Argentina	Argentine pesos	-	99.98010	99.98010	-	99.98000	99.98000
76.860.724-9	Lemu Earth SpA (5)	Chile	Chilean pesos	-	86.61426	86.61426	-	86.61505	86.61505
-	Lemu Global Limited (4)	United Kingdom	U.S. dollar	-	99.99898	99.99898	-	-	-
-	Maderas Arauco Costa Rica S.A.	Costa Rica	U.S. dollar	-	99.99898	99.99898	-	99.99898	99.99898
96.510.970-6	Maderas Arauco S.A.	Chile	U.S. dollar	-	99.99860	99.99860	99.0000	0.99948	99.99948
-	Mahal Empreendimentos e Participações S.A.	Brazil	Brazilian real	-	99.99901	99.99901	-	99.99902	99.99902
-	Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian real	-	99.99907	99.99907	-	99.99904	99.99904
76.375.371-9	Servicios Aéreos Forestales Ltda.	Chile	U.S. dollar	0.01000	99.98898	99.99898	0.0100	99.98898	99.99898
96.637.330-K	Servicios Logísticos Arauco S.A.	Chile	U.S. dollar	45.00000	54.99923	99.99923	45.0000	54.99972	99.99972
-	Woodaffix, LLC.	United States	U.S. dollar	-	99.99911	99.99911	-	99.99911	99.99911

(1)	This company was created in May 2022.
(2)	This company was created in August 2022.
(3)	These companies were created in October 2022.
(4)	This company was created in November 2022.
(5)	This company changed its name from ODD Industries SpA to Lemu Earth SpA, in November 2022.
(6)	These companies were created in September 2022.

The companies in the table below are classified as joint operations in accordance with IFRS 11. The assets, liabilities, income and expenses are recorded in relation to the Company’s ownership percentage in accordance with accounting standards applicable in each case.

Company Name	Country	Functional currency
Eufores S.A.	Uruguay	U.S. dollar
Celulosa y Energía Punta Pereira S.A.	Uruguay	U.S. dollar
Zona Franca Punta Pereira S.A.	Uruguay	U.S. dollar
Forestal Cono Sur S.A.	Uruguay	U.S. dollar
Stora Enso Uruguay S.A.	Uruguay	U.S. dollar
El Esparragal Asociación Agraria de R.L.	Uruguay	U.S. dollar
Ongar S.A.	Uruguay	U.S. dollar
Terminal Logística e Industrial M’Bopicuá S.A.	Uruguay	U.S. dollar

According to significant restrictions on the ability of subsidiaries to transfer funds to Arauco, in the form of cash dividends or repayment of borrowings and/or advances, we state the following:

Long-term debt with related entities - Mutual Agreement with Arauco Argentina S.A.

On June 5, 2017, Arauco signed a mutual agreement with its subsidiary Arauco Argentina S.A., pursuant to which this subsidiary received an amount of U.S.$ 250,000,000, which accrues an interest at the LIBOR interest rate for 180 days plus a fixed spread of 5.20%, with payments every six months on June 1 and December 1 of each year.

Since 2020, the Central Bank of the Argentine Republic (BCRA) established certain foreign exchange controls, preventing Arauco Argentina S.A. from repaying the amount of ThU.S.$ 160,000 owed under the mutual agreement described above which matured on June 1, 2022.

On July 14, 2022, Arauco Argentina S.A. paid ThU.S.$ 6,000 of the amount owed under the mutual agreement described above, remaining to pay ThU.S.$ 154,000 as of the date of these financial statements.

Key Management Personnel Compensation and Redundancy Benefits

	January - December
	2022	2021	2020
	ThU.S.$	ThU.S.$	ThU.S.$
Salaries and bonuses	83,266	78,114	66,366
Per diem compensation to members of the Board of Directors	2,432	2,538	2,351
Termination benefits	8,320	2,437	5,049
Total	94,018	83,089	73,766

Related Party Receivables, Current

						12-31-2022	12-31-2021
Name of related party	Tax ID No .	Nature of relationship	Country	Currency	Maturity	ThU.S.$	ThU.S.$
Forestal Mininco S.A.	91.440.000-7	Common stockholder	Chile	Chilean pesos	30 days	1	12
Eka Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	30 days	2,626	2,510
Colbún S.A.	96.505.760-9	Common stockholder	Chile	Chilean pesos	30 days	21	72
CMPC Pulp S.A.	96.532.330-9	Common stockholder	Chile	Chilean pesos	-	-	651
CMPC Tissue S.A.	96.529.310-8	Common stockholder	Chile	Chilean pesos	-	-	383
Fundación Acerca Redes	65.097.218-K	Parent company is founder and contributor	Chile	Chilean pesos	30 days	41	165
Parque Eólico Ovejera Sur SpA.	76.839.949-2	Joint venture	Chile	Chilean pesos	30 days	100	-
E2E S.A.	76.218.856-2	Joint venture	Chile	Chilean pesos	30 days	60	1,766
EMOAC SpA.	76.208.888-6	Common controlling parent	Chile	Chilean pesos	30 days	1	-
TOTAL						2,850	5,559

Related Party Payables, Current

Name of related party	Tax ID No .	Nature of relationship	Country	Currency	Maturity	12-31-2022 ThU.S.$	12-31-202 1 ThU.S.$
Copec S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	30 days	4,474	1,682
Abastible S.A.	91.806.000-6	Common controlling parent	Chile	Chilean pesos	30 days	189	181
Fundación Educacional Arauco	71.625.000-8	Parent company is founder and contributor	Chile	Chilean pesos	30 days	780	465
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common stockholder	Chile	Chilean pesos	30 days	4	4
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean pesos	-	-	12
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	U.S. dollar	30 days	202	229
Air BP Copec S.A.	96.942.120-8	Joint venture of controlling parent	Chile	Chilean pesos	30 days	3	3
Sonae Arauco Portugal S.A.	-	Subsidiary of joint venture	Portugal	U.S. dollar	-	-	1
Agrícola San Gerardo SpA	77.017.167-9	Joint venture	Chile	Chilean pesos	30 days	146	-
Agrícola Fresno SpA	77.470.229-6	Joint venture	Chile	Chilean pesos	Dic-31-23	8,482	-
TOTAL						14,280	2,577

Related Party Payables, Non-Current
	.
Name of related party	Tax ID No .	Nature of relationship	Country	Currency	Maturity	12-31-2022 ThU.S.$	12-31-2021 ThU.S.$
Agrícola Fresno SpA	77.470.229-6	Joint venture	Chile	Chilean pesos	Dic-31-24	3,283	-
Agrícola Fresno SpA	77.470.229-6	Joint venture	Chile	Chilean pesos	Dic-31-27	3,448	-
TOTAL						6,731	-

Related Party Transactions

Purchases

						12-31-2022	12-31-2021	12-31-2020
Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	ThU.S.$	ThU.S.$	ThU.S.$
Abastible S.A.	91.806.000-6	Common controlling parent	Chile	Chilean pesos	Fuel	3,207	2,644	2,113
Copec S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	Fuel and other	92,643	75,166	48,983
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of the Associate	Chile	U.S. Dollar	Transport, stowage and port services	7,643	8,518	17,506
EKA Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	Sodium chlorate	41,540	42,318	38,633
Forestal del Sur S.A.	79.825.060-4	Associate of a subsidiary’s minority shareholder	Chile	Chilean pesos	Wood and chips	-	433	4,495
Portaluppi, Guzman y Bezanilla Abogados Ltda.	78.096.080-9	Common director	Chile	Chilean pesos	Legal services	851	778	703
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common Stockholder	Chile	Chilean pesos	Telephone services	123	214	229
Colbún S.A.	96.505.760-9	Common Stockholder	Chile	Chilean pesos	Electrical Power	834	386	51
Colbún Transmisión S.A.	76.218.856-2	Common Stockholder	Chile	Chilean pesos	Electrical Power	77	514	399
Woodtech S.A.	76.724.000-7	Indirect associate of controlling parent	Chile	Chilean pesos	Wood volumen measurement services	1,012	1,238	1,362
Inversiones Siemel S.A.	94.082.000-6	Common Stockholder	Chile	Chilean pesos	Rentals	-	51	279
Elemental S.A.	76.659.730-0	Associate of controlling parent	Chile	Chilean pesos	Services and other purchases	113	93	364
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean pesos	Other purchases	246	222	242
Vía Limpia SpA	79.874.200-0	Common controlling parent	Chile	Chilean pesos	Other purchases	199	199	191

Sales

						12-31-2022	12-31-2021	12-31-2020
Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	ThU.S.$	ThU.S.$	ThU.S.$
Colbún S.A.	96.505.760-9	Common Stochholder	Chile	Chilean pesos	Electrical Power	161	256	149
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Electrical Power	23,539	21,891	16,559
Forestal del Sur S.A.	79.825.060-4	Associate of a subsidiary’s minority shareholder	Chile	Chilean pesos	Harvesting services, wood and chips	-	7,329	21,146
Fundación Educacional Arauco	71.625.000-8	Parent company is founder and contributor	Chile	Chilean pesos	IT and administrative services	299	139	188
CMPC Pulp S.A.	96.532.330-9	Common Stockholder	Chile	Chilean pesos	Wood and chips	525	9,027	7,849
CMPC Tissue S.A.	96.529.310-8	Common Stockholder	Chile	Chilean pesos	Pulp	-	1,127	3,681
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	U.S. dollar	Other sales	453	56	53
E2E S.A.	76.879.577-0	Joint venture	Chile	Chilean pesos	Wood, plywood and boards	246	355	471
EMOAC SPA	76.208.888-6	Indirect subsidiary of controlling parent	Chile	Chilean pesos	Electrical Power	3,272	-	-

Other transactions

						12-31-2022	12-31-2021	12-31-2020
Name of related party	Tax ID No.	Nature of relationship	Country	Currency	Transaction descriptions	ThU.S.$	ThU.S.$	ThU.S.$
Falcão MS SPE S.A.	-	Associate	Brasil	Reales	Capital contribution	9,664	-	-
Agrícola San Gerardo SpA	77.017.167-9	Joint venture	Chile	Chilean pesos	Capital contribution	136	-	-
Agrícola Fresno SpA	77.470.229-6	Joint venture	Chile	Chilean pesos	Capital contribution	31,998	7,452	-
Agrícola El Paque SpA	77.209.739-5	Joint venture	Chile	Chilean pesos	Capital contribution	-	1,095	-
Parque Eólico Ovejera Sur SpA.	76.839.949-2	Joint venture	Chile	Chilean pesos	Capital contribution	118	123	354
E2E S.A.	76.879.577-0	Joint venture	Chile	Chilean pesos	Capital contribution	-	7,759	15,022
E2E S.A.	76.879.577-0	Joint venture	Chile	U.S. dollar	Borrowing	3,546	1,125	41

NOTE 14. INVESTMENTS IN SUBSIDIARIES

The main operations carried out in the years 2022 and 2021 are reported below:

Arauco determined it necessary to reorganize its activity in the wood product segment by centralizing its investments in the wood market in an entity that allows a common direction and control. This is the reason why, on May 23, 2022, the company Arauco Wood Limited was created. Such international parent entity was incorporated in the United Kingdom, a country which is considered and valued as one of the main investment platforms and center global financial system, and known for its institutional stability.

In June and December 2022, Arauco, through its subsidiary Inversiones Arauco International Ltda. and the parent of the group, Celulosa Arauco y Constitución S.A., contributed their subsidiaries from the wood segment to the new company Arauco Wood Limited. These contributions were for a total amount of ThU.S.$ 1,989,972. This operation did not generate an effect within the consolidated statements of profit or loss as of December 31, 2022
.

With this reorganization, Arauco intends to achieve a more efficient international structure in a first-class financial center, thus generating an attractive investment focus for potential new investors or other market players. This centralization of the wood product segment will also allow a better and more efficient management, enhancing its investments with a solid structure and greater projections of profitability, growth and sustainability.

On December 2, 2021, Arauco through its subsidiary Arauco Forest Brasil S.A. acquired all Stora Enso Amsterdam B.V. participation (it owned 20% of the total shares of Arauco Forestal Arapoti S.A.) for ThR$ 294,549 (equivalents to ThU.S.$ 52,516), leaving Arauco with a total participation of 100%. Following IFRS 10, as Arauco previously had control over this investment and this operation is an acquisition from a minority shareholder, the difference resulting from the book values and the fair value of the paid was recognized directly in equity. This amount in equity at the end of 2021 was ThU.S.$ 35,880.

On March 10, 2021, Arauco through the subsidiary Forestal Arauco S.A. sold its total participation in the company Forestal Los Lagos SpA (ex S.A.) for ThU.S.$ 48,000. This operation generated a profit of ThU.S.$ 20,381 that is presented in other income.

NOTE 15. INVESTMENTS IN ASSOCIATES

During the year 2022, the following investments were made in associates:

On August 8, 2022, the subsidiary Arauco Participações Florestais Ltda. of Brasil created the company Falcão MS SPE S.A., and during the year 2022, Arauco contributed capital to the new company for ThR$ 49,985 (equivalents to ThU.S.$ 9,664).

As of December 31, 2021, there were no new investments in associates to report.

The following tables set forth information about investments in associates.

Name	Inversiones Puerto Coronel S.A.
Country	Chile
Functional currency	U.S. dollar
Corporate purpose	Investments in movables and real estate, acquisition of companies, securities and investment instruments, investment management and development and/or participation in all kind of businesses and companies related to industrial, shipping, forestry and commercial activities.
Ownership interest (%)	50.0000%
	12-31-2022	12-31-2021
Carrying amount accounted for using equity method	ThU.S.$ 64,000	ThU.S.$ 55,873

Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional currency	Chilean pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20.0000%
	12-31-2022	12-31-2021
Carrying amount accounted for using equity method	ThU.S.$ 325	ThU.S.$ 220

Name	Genómica Forestal S.A.
Country	Chile
Functional currency	Chilean pesos
Corporate purpose	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.
Ownership interest (%)	25.0000%
	12-31-2022	12-31-2021
Carrying amount accounted for using equity method	ThU.S.$ 6	ThU.S.$ 7

Name	Consorcio Tecnológico Bioenercel S.A.
Country	Chile
Functional currency	Chilean pesos
Corporate purpose	Developing of technologies which will promote the development of a biofuels industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.
Ownership interest (%)	20.0000%
	12-31-2022	12-31-2021
Carrying amount accounted for using equity method	ThU.S.$ 1	ThU.S.$ 1

Name	Florestal Vale do Corisco S.A.
Country	Brazil
Functional currency	Brazilian real
Corporate purpose	Management of forestry activities.
Ownership interest (%)	49.0000%
	12-31-2022	12-31-2021
Carrying amount accounted for using equity method	ThU.S.$ 26,910	ThU.S.$ 26,823

Name	Falcão MS SPE S.A.
Country	Brazil
Functional currency	Brazilian real
Corporate purpose	Management of land for leases to related parties.
Ownership interest (%)	49.0000%
	12-31-2022	12-31-2021
Carrying amount accounted for using equity method	ThU.S.$ 9,579	ThU.S.$ -

Summarized Financial Information of Associates

12-31-2022	Assets
	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Florestal Vale do Corisco S.A. ThU.S.$	Falcão MS SPE S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	1	5,677	2,368	413	-	12	8,471
Non-current	129,819	2,273	73,089	19,136	4	52	224,373
Total of associates	129,820	7,950	75,457	19,549	4	64	232,844

	Liabilities and Equity
	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Florestal Vale do Corisco S.A. ThU.S.$	Falcão MS SPE S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	54	4,527	1,066	1	-	7	5,655
Non-current	-	1,798	19,475	-	3	28	21,304
Equity	129,766	1,625	54,916	19,548	1	29	205,885
Total of associates	129,820	7,950	75,457	19,549	4	64	232,844
12-31-2022
Income	-	4,323	9,741	-	-	-	14,064
Other income / expenses	9,544	(3,736)	(5,290)	(3)	-	-	515
Net profit or loss (continuing operations) of associates	9,544	587	4,451	(3)	-	-	14,579
Other comprehensive income	-	-	-	-	-	-	-
Comprehensive income	9,544	587	4,451	(3)	-	-	14,579
Dividends received	-	-	1,511	-	-	-	1,511

12-31-2021	Assets
	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Florestal Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	1	4,761	4,638	-	12	9,412
Non-current	113,580	2,773	69,602	6	52	186,013
Total	113,581	7,534	74,240	6	64	195,425

	Liabilities and Equity
	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	FlorestalVale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	55	4,297	1,292	-	7	5,651
Non-current	-	2,138	18,208	4	28	20,378
Equity	113,526	1,099	54,740	2	29	169,396
Total of associates	113,581	7,534	74,240	6	64	195,425
12-31-2021
Income	-	4,577	8,892	-	-	13,469
Other income / expenses	(4,208)	(4,277)	(4,047)	(1)	(1)	(12,534)
Net profit or loss (continuing operations) of associates	(4,208)	300	4,845	(1)	(1)	935
Other comprehensive income	-	-	-	-	-	-
Comprehensive income	(4,208)	300	4,845	(1)	(1)	935
Dividends received	-	-	2,695	-	-	2,695

Reconciliation of Investment in Associates and Joint Ventures

	12-31-2022	12-31-2021
	ThU.S.$	ThU.S.$
Opening balance as of January 1	336,642	316,939
Changes
Investment in joint ventures, additions (*)	9,664	-
Investment in joint ventures, additions (**)	32,252	16,429
Disposals, investment in associates and joint ventures (***)	(1,878)	(3,197)
Share of profit (loss) in investment in associates	7,069	330
Share of profit (loss) in investment in joint ventures	26,615	31,056
Dividends received, Investments in associates	(35,187)	(3,288)
Increase (decrease) in foreign exchange currency on translation of associates and joint ventures	(11,779)	(20,167)
Other increase (decrease) in investment in associates and joint ventures	2,273	(1,460)
Total changes	29,029	19,703
Closing balance	365,671	336,642

(*) During the year 2022, Arauco Participações Florestais Ltda. made a capital contribution to Falcão MS SPE S.A., for ThR$ 49,985 that in total is equivalent to ThU.S.$ 9,664 for 49,984,900 shares.
(**) During the year 2022, the main movement corresponds to:
-Forestal Arauco S.A. made a capital contribution in assets as non-monetary assets to Agrícola Fresno, for ThU.S.$ 31,998 for 6,399,520 shares.

During the year 2021, the main movement corresponds to:
-Maderas Arauco S.A. made a capital contribution between January and November to E2E S.A., for ThCLP$ 5,925,000 that in total is equivalent to ThU.S.$ 7,759.
-Forestal Arauco S.A. made a capital contribution in assets as non-monetary assets to Agrícola Fresno for ThU.S.$ 7,452 in November 2021 for 1,490,400 shares.

(***) ThU.S.$ 1,878 equivalent to R$ 9,800,000 corresponding to a capital decrease of Arauco Forest do Brasil S.A. en Florestal Vale Do Corisco S.A. on October 11, 2022.
ThU.S.$ 3,197 account for the carrying amount of investment in Unilin Arauco Pisos Ltda., which was sold on January 12, 2021.
	12-31-2022	12-31-2021
	ThU.S.$	ThU.S.$
Carrying amount of investments in associates accounted for using equity method	100,821	82,924
Carrying amount of investments in joint ventures accounted for using equity method	264,850	253,718
Total investment accounted for using equity method	365,671	336,642

NOTE 16. INTERESTS IN JOINT ARRANGEMENTS

Investments and contributions made

The main operations carried out in the years 2022 and 2021 are reported below:

On October 13, 2021, Arauco, through its subsidiary Forestal Arauco S.A. created Agrícola Fresno SpA with the purpose of developing agricultural projects. It was incorporated with a capital of ThU.S.$ 1,000, Forestal Arauco S.A. contributed the equivalent of 50% of the shares of the new subsidiary. On November 2021, it was agreed to increase the capital to ThU.S.$ 7,452 and during the period of 2022 ThU.S.$ 31,998, Forestal Arauco S.A. contributed all of the committed capital (50%) through the contribution of assets.

Between January and December of 2021, Arauco through its subsidiary Maderas Arauco S.A., contributed to E2E S.A. the amount of ThCLP$ 5,925,000 (equivalent to ThU.S.$ 7,759).

On January 12, 2021, Arauco, through its subsidiary Arauco do Brasil S.A., sold its total 50% participation in Unilin Arauco Pisos Ltda. This transaction generated a loss before taxes of ThU.S.$ 431.

As of December 31, 2022 and 2021, Arauco has not made contributions to Uruguayan companies Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A.

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

Arauco holds a 50% interest in Sonae Arauco, which subsidiary produces and commercializes wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of 2 panel plants and one sawmill in Spain; 2 panel plants and one resin plant in Portugal; 3 panel plants in Germany and 2 panel plants in South Africa.

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

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint operations:

	12-31-2022		12-31-2021
Celulosa y Energía Punta Pereira S.A.	Assets	Liabilities	Assets	Liabilities
(Uruguay)	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	478,480	114,012	384,960	162,106
Non-current	1,982,237	141,588	2,036,696	210,981
Equity	-	2,205,117	-	2,048,569
Total joint arrangement	2,460,717	2,460,717	2,421,656	2,421,656
Investment	1,102,559		1,024,285

	12-31-2022	12-31-2021
	ThU.S.$	ThU.S.$
Income	1,108,952	917,391
Expenses	(636,797)	(575,745)
Joint arrangement net income (loss)	472,155	341,646

	12-31-2022		12-31-2021
	Assets	Liabilities	Assets	Liabilities
Forestal Cono Sur S.A. (consolidated)	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	30,769	5,894	23,068	2,502
Non-current	158,787	4,119	167,159	10,618
Equity	-	179,543	-	177,107
Total joint arrangement	189,556	189,556	190,227	190,227
Investment	89,772		88,554

	12-31-2022	12-31-2021
	ThU.S.$	ThU.S.$
Income	2,870	10,596
Expenses	(434)	(6,935)
Joint arrangement net income (loss)	2,436	3,661

	12-31-2022		12-31-2021
	Assets	Liabilities	Assets	Liabilities
Eufores S.A. (consolidated)	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	125,027	193,423	133,384	189,643
Non-current	892,452	119,050	892,020	147,006
Equity	-	705,006	-	688,755
Total joint arrangement	1,017,479	1,017,479	1,025,404	1,025,404
Investment	352,503		344,378

	12-31-2022	12-31-2021
	ThU.S.$	ThU.S.$
Income	252,524	230,089
Expenses	(237,338)	(202,423)
Joint arrangement net income (loss)	15,186	27,666

	12-31-2022		12-31-2021
Zona Franca Punta Pereira S.A.	Assets	Liabilities	Assets	Liabilities
(Uruguay)	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	13,824	101,385	6,712	101,698
Non-current	432,769	-	442,624	13,014
Equity	-	345,208	-	334,624
Total joint arrangement	446,593	446,593	449,336	449,336
Investment	172,604		167,312

	12-31-2022	12-31-2021
	ThU.S.$	ThU.S.$
Income	20,703	18,235
Expenses	(10,120)	(17,106)
Joint arrangement net income (loss)	10,583	1,129

The following tables set forth summarized financial information of the more significant interests in joint ventures accounted in for equity method and its movements are presented in Note 15:

	12-31-2022		12-31-2021
	Assets	Liabilities	Assets	Liabilities
Eka Chile S.A.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	17,673	4,821	16,083	4,980
Non-current	39,496	5,347	38,056	4,913
Equity	-	47,001	-	44,246
Total joint arrangement	57,169	57,169	54,139	54,139
Investment	23,501		22,123

	12-31-2022	12-31-2021
	ThU.S.$	ThU.S.$
Income	45,335	42,788
Expenses	(41,580)	(40,568)
Joint arrangement net income (loss)	3,755	2,220
Other comprehensive income	-	-
Comprehensive income	3,755	2,220
Dividends	500	594

	12-31-2022		12-31-2021
	Assets	Liabilities	Assets	Liabilities
Sonae Arauco S.A.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	320,837	229,330	288,650	334,620
Non-current	668,138	352,759	699,984	247,006
Equity	-	406,886	-	407,008
Total joint arrangement	988,975	988,975	988,634	988,634
Net assets	180,896		179,027
Net asset adjustment (goodwill)	22,547		24,477
Investment	203,443		203,504

	12-31-2022	12-31-2021
	ThU.S.$	ThU.S.$
Income	1,241,698	1,153,385
Expenses	(1,159,060)	(1,082,798)
Joint arrangement net income (loss)	82,638	70,587
Other comprehensive income	-	-
Comprehensive income	82,638	70,587
Dividends	33,176	-

	12-31-2022		12-31-2021
	Assets	Liabilities	Assets	Liabilities
Agrícola El Paque SpA.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	966	1,360	1,493	201
Non-current	18,914	5,450	15,455	4,162
Equity	-	13,070	-	12,585
Total joint arrangement	19,880	19,880	16,948	16,948
Investment	6,534		6,293

	12-31-2022	12-31-2021
	ThU.S.$	ThU.S.$
Income	-	-
Expenses	379	47
Joint arrangement net income (loss)	379	47
Other comprehensive income	-	-
Comprehensive income	379	47
Dividends	-	-

	12-31-2022		12-31-2021
	Assets	Liabilities	Assets	Liabilities
Parque Eólico Ovejera del Sur SpA.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	100	224	157	86
Non-current	2,885	-	2,298	-
Equity	-	2,761	-	2,369
Total joint arrangement	2,985	2,985	2,455	2,455
Investment	1,381		1,185

	12-31-2022	12-31-2021
	ThU.S.$	ThU.S.$
Income	-	-
Expenses	(43)	(21)
Joint arrangement net income (loss)	(43)	(21)
Other comprehensive income	-	-
Comprehensive income	(43)	(21)
Dividends	-	-

F-66

	12-31-2022		12-31-2021
	Assets	Liabilities	Assets	Liabilities
E2E S.A.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	7,361	20,327	8,138	1,094
Non-current	20,914	11,301	28,357	3,078
Equity	-	(3,353)	-	32,323
Total joint arrangement	28,275	28,275	36,495	36,495
Investment	(1,677)		16,162

	12-31-2022	12-31-2021
	ThU.S.$	ThU.S.$
Income	2,183	743
Expenses	(35,759)	(11,133)
Joint arrangement net income (loss)	(33,576)	(10,390)
Other comprehensive income	-	-
Comprehensive income	(33,576)	(10,390)
Dividends	-	-

Agrícola San Gerardo SpA.	12-31-2022		12-31-2021
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	844	62	765	61
Non-current	5,661	2,871	4,929	2,125
Equity	-	3,572	-	3,508
Total joint arrangement	6,505	6,505	5,694	5,694
Investment	1,786		1,754

	12-31-2022	12-31-2021
	ThU.S.$	ThU.S.$
Income	-	-
Expenses	109	(52)
Joint arrangement net income (loss)	109	(52)
Other comprehensive income	-	-
Comprehensive income	109	(52)
Dividends	-	-

Agrícola Fresno SpA	12-31-2022		12-31-2021
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	28,952	1,657	15,663	88
Non-current	58,755	7,232	10,485	2,225
Equity	-	78,818	-	23,835
Total joint arrangement	87,707	87,707	26,148	26,148
Investment	39,409		11,918

	12-31-2022	12-31-2021
	ThU.S.$	ThU.S.$
Income	-	-
Expenses	(33)	(49)
Joint arrangement net income (loss)	(33)	(49)
Other comprehensive income	-	-
Comprehensive income	(33)	(49)
Dividends	-	-

NOTE 17. IMPAIRMENT OF ASSETS

In 2022, as a result of loss of dryer, an impairment provision was made for ThU.S.$ 10,500 in Valdivia mill, which was recognized into impairment provisions of assets.

In 2022, as a result of closing MDP line of Pien mill in Brasil, an impairment provision was made for ThU.S.$ 14,388, which amount include an impairment of goodwill for ThU.S.$ 3,895.

At the end of 2022, considering the current projections of future margins, exchange differences and the sustained increasing risk in the Argentine Republic, and applying the usual procedures for determining impairment in accordance with IFRS, in the subsidiary Arauco Argentina, an impairment was recorded in the cash generating unit for the manufacture of cellulose pulp in the amount of ThU.S.$ 127,605.

The premises included in this projection consider a discount rate of 22.07%, sales volume based on expected production data, sales prices based on the projection of international consultants and future investments of the machinery in its current state.

In the United States, impairment provisions associated with sold and recovered from property, plant and equipment were reversed for a total of ThU.S.$ 7,014 (equivalent to ThU.S.$ 11,057 in the 2021 period).

In addition, due to the modernization and expansion project of the Arauco mill (
Proyecto de Modernización y Ampliación de la Planta Arauco
, or MAPA Project),
was totally impaired as of December 31, 2021.
A
s of December 31, 2022
 and 2021, accumulated impairment of the assets of the CGU Line 1 of Arauco mill (pulp segment) was ThU.S.$ 101,069.

All impairment provision charges are presented in the consolidated statement of profit or loss under other expenses by function, whose movements are shown below:

	12-31-2022	12-31-2021
Changes in CGU s impairment provision	ThU.S.$	ThU.S.$
Opening balance	214,042	218,764
Impairment loss recognized in profit or loss	141,137	21,275
Reversal of impairment loss recognized in profit or loss	(9,164)	(21,858)
Increase (decrease) in foreign exchange	2,335	(4,139)
Closing balance	348,350	214,042

Changes in provisions for impairment of property, plant and equipment and spare parts due to technical obsolescence or loss to forest due to fires, are shown below:

	12-31-2022	12-31-2021
Changes in impairment provision from impaired assets	ThU.S.$	ThU.S.$
Opening balance	11,798	8,088
Impairment loss recognized in profit or loss	13,823	5,649
Reverse of impairment recognized loss in profit or loss	(7,691)	(2,112)
Increase (decrease) in foreign exchange	155	173
Closing balance	18,085	11,798

Goodwill

Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination.

At the date of these consolidated financial statements, the balance of goodwill is ThU.S.$ 54,800 (ThU.S.$ 57,697 on December 31, 2021), as shown below:

	12-31-2022	12-31-2021
Goodwill	ThU.S.$	ThU.S.$
Arauco Canada Ltd. (Flakeboard Company Ltd)	40,676	40,802
Arauco do Brasil S.A. (Pien mill)	13,392	16,163
Arauco North America, Inc. (Prime-Line, Inc.)	732	732
Closing balance	54,800	57,697

	12-31-2022	12-31-2021
Goodwill movement	ThU.S.$	ThU.S.$
Opening balance at January 1	57,697	59,567
Increase (decrease) impairment	(3,895)	-
Increase (decrease) due to business combination	-	(685)
Increase (decrease) in foreign exchange	998	(1,185)
Closing balance	54,800	57,697

Of the total of goodwill, ThU.S.$ 40,676 (ThU.S.$ 40,802 as of December 31, 2021) were generated by the acquisition of “Flakeboard” (currently Arauco Canada Ltd.), a company that, directly and/or through its subsidiaries, possesses and operates 7 panel plants, for which Arauco acquired and paid, on September 24, 2012, the price of ThU.S.$ 242,502 for the 100% interest ownership. The remaining balance of ThU.S.$ 732 corresponds to the acquisition of Prime-Line Inc., on September 1, 2019, for which Arauco North America Inc, a subsidiary of Arauco Canada Ltd. paid ThU.S.$ 18,880 for all the shares of said company.

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

Due to the investment in panel plant in Pien, Brazil, there is a goodwill
of ThU.S.$ 13,392 (ThU.S.$ 16,163 as of December 31, 2021).

The recoverable amount for the Pien mill’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 5-year term based on the operational plan approved by the Administration, applying a 7.4% nominal discount rate that reflects current evaluations for the panel segment in Brazil.

As of December 31, 2022 and 2021, the carrying value of the goodwill of the plants did not exceed their recoverable value, except at the end of December 2022 in Brazil for the MDF line of the Pien mill, was recognized an impairment of goodwill, and it was for ThU.S.$ 3,895.

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

The contingent liabilities for outstanding litigations are as follows:

Celulosa Arauco y Constitución S.A.

1. On August 25, 2005, the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) issued tax resolutions No. 184 and No. 185 of 2005, and objected certain income tax returns made by Arauco on April 16, 2001 and October 31, 2001, and furthermore, requested the reimbursement of the amounts returned in connection with tax losses, along with the amendment of the FUT (Tax Profits Fund) Registry balance. On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and filed a claim disputing the above mentioned tax resolutions No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, partially sustaining the Company’s request, consequently, with the last date, the respective claim was filed in what was not granted in the supervision stage.

On September 26, 2014, Arauco requested the submission of this claim to the competent jurisdiction of the new Tax and Customs Courts. On October 10, 2014, Arauco’s request was granted. On September 20, 2017, the Court issued its first instance decision confirming the liquidations.

On October 12, 2017, Arauco challenged the decision through an appeal
.
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

On October 29, 2019 the Constitutional Court accepted the claim filed by Celulosa Arauco y Constitución S.A.

On March 7, 2023, the II Chamber
of the Supreme Court resolved to dismiss
the cassation appeal based on formal and substantial flaws filed by Celulosa Arauco y Constitución S.A.
The case is now considered ended.

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

On February 12, 2016, the Company submitted its defenses.

On December 15, 2017, the Superintendence of the Environment issued Exempted Resolution No. 1,487, closing the punitive administrative proceeding, absolving the company with regards to one of the charges and convicting for other 10 charges, applying a fine of 7,777 UTA (equal to ThU.S.$ 6,669 as of December 31, 2022). On December 22, 2017, the Company submitted a motion for reconsideration regarding Exempted Resolution No. 1.,487, before the SMA, requesting that we be absolved of all infringements, with the exception of the charge specified under number 7 (late submission of the water quality report regarding the Cruces river). On March 23, 2018, the reconsideration appeal lodged by the company was rejected.

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

On December 13, 2022, the formal and substantial cassation appeals (
recursos de casación en la forma y en el fondo
) filed by the Superintendence of the Environment and Celulosa Arauco y Constitución S.A. were dismissed. On January 19, 2023, an order to enforce judgment was issued. As a consequence of the above, the SMA is required to reassess the charges set aside by the courts, and Arauco is required to pay the fines which have now become final; these fines amount to a total of 5,360.2 UTA (ThU.S.$ 4,596 as of December 31, 2022). This sum, per its equivalent in U.S. dollars, was acknowledged as an account payable as of December 31, 2022.

On January 26, 2023, payment of the aforementioned 5,360.2 UTA was performed. Ultimately, including the updated sum, plus interests, the payment amounted to M$ 3,991,009 (equivalent, as of the payment date, to ThU.S.$ 4,966).

3. On November 28, 2022, Ingeniería y Construcción Sigdo Koppers S.A. (“ICSK”) submitted a request for arbitration before the Arbitration and Mediation Center of the Chamber of Commerce of Santiago (CAM Santiago), seeking the resolution of the disputes which have arisen between the petitioner and Celulosa Arauco y Constitucion S.A., in connection with Contract No. 906 Civil Electromechanical Assembly of Digester, Washing, Bleaching, Machine and Final Line, executed on June 18, 2019 (the “Contract”).

In its request, ICSK argues that, during the performance of the Contract, certain breaches occurred which prevented the works from being executed in the envisaged and stipulated manner, along with an increase in the quantities to execute and man-hours, all issues which affected the Contract’s performance term and the works’ total price. As a consequence of the foregoing, ICSK declares that it will file a claim for the performance of the Contract, and a claim for the indemnification of the damages it has suffered, indicating that they have amounted to approximately 6,900,000 Unidades de Fomento (ThU.S.$ 283,067 as of December 31, 2022).

On January 18, 2023, CAM Santiago certified the designation – upon the parties’ mutual agreement – of the arbitrator who will review the dispute.

On March 7, 2023, the hearing was held in which the Procedural Bases of the arbitration in progress were defined. In accordance with the agreement, Sigdo Koppers has, from the date of the arbitral hearing, a maximum period of 35 business days to present its claim, that is, until April 26, 2023. At the moment, we have not been notified of the filing of the lawsuit.

As we will opportunely argue during the arbitration proceedings, Arauco believes that ICSK is responsible for the delays affecting the Contract’s performance, and that it owes Arauco fines for delays and other sums related to the return of advances, among other amounts. In light of this, we believe that a reasonable margin exists for a favorable outcome to be obtained by the Company.

Celulosa Arauco y Constitución S.A., Forestal Arauco S.A., Maderas Arauco S.A. and Servicios Logísticos Arauco S.A.

1. On August 13, 2018, Asociación Gremial de Dueños de Camiones de Constitución (ASODUCAM) filed a complaint seeking the performance of a contract and claiming compensation for damages against Celulosa Arauco y Constitución S.A. before the Civil Court of Constitución (C-757-2018), Forestal Arauco S.A., Maderas Arauco S.A. and Servicios Logísticos Arauco S.A., The complaint is based on alleged breaches of some agreements for the allocation, distribution and supply of cargo volumes for the years 2001 and 2005, initially executed by associates of ASODUCAM with Forestal Arauco S.A., and then, allegedly, with Servicios Logísticos Arauco S.A., in favor of the other two defendants, Celulosa Arauco and Constitución S.A. and Maderas Arauco S.A. The complaint seeks to enforce the contract, plus $575,000,000 Chilean pesos (equal to ThU.S.$ 672 as of December 31, 2022) in compensation for damages. In the alternative, it claims (a) $11,189,270,050 Chilean pesos (equivalent to ThU.S.$ 13,074 as of December 31, 2022), for actual damages; (b) $ 11,189,270,050 monthly during the entire course of the trial, until the termination of the contract is declared in the final ruling, for loss of profits, and (c) $5,000,000,000 Chilean pesos (equivalent to ThU.S.$ 5,842 as of December 31, 2022) for moral damages.

On August 28, 2018 the claim was served upon Celulosa Arauco y Constitución S.A., Forestal Arauco S.A. and Maderas Arauco S.A., but notification for Servicios Logísticos Arauco S.A. is pending.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and, therefore, as of December 31, 2022, Arauco has not made any provision whatsoever in connection with this contingency.

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

On September 1, 2020, the court received the case. Moreover, the resolution was notified on August 30, 2022, along with the resolution to reactivate the discovery period.

On September 2, 2022, the company filed an abandonment incident of procedures, which is pending.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2022, Arauco has not made any provision whatsoever in connection with this contingency.

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

Based on the foregoing, it requests payment of compensation for an amount of $3,486,187,431 Chilean pesos (equivalent to ThU.S.$ 4,073 as of December 31, 2022).

On September 17, 2019, Forestal Arauco S.A. answered the claim and filed a counterclaim for compensation of damages which is in the process of a conciliation hearing, requesting that the main claimant be ordered to pay $ 421,723,281 Chilean pesos (equivalent to ThU.S.$ 493 as of December 31, 2022).

Through the resolution dated as of January 9, 2020, the court received the case to commence the production of evidence and the notification of such resolution was delivered to both parties.

As of this date, the term for the submission of evidence has expired. On December 31, 2022, observations were filed regarding the evidence adduced to the case. The court must now notify the parties of its order for judgment.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2022, Arauco has not made any provision whatsoever in connection with this contingency.

3. On April 15, 2020, Forestal Arauco S.A. was notified of a civil claim for recovery (
demanda reivindicatoria de cuota
) filed by the company “Agrícola, Forestal, Transportes e Inversiones El Quillay SpA” before the Court of Constitución (Case C-298-2020). The plaintiff sues Forestal Arauco S.A. for the restitution of 3,424.59 hectares that it would be occupying, with respect to the following properties: (i) "Predio que formaba parte de la Hijuela Sur Poniente, de la Hijuela Sur del Fundo Quivolgo", (ii) "Lomas de Quivolgo" and, (iii) "Hijuela Astillero". It is the opinion of the plaintiff that the aforementioned piece of land would be part of the property called "Bodega de subdelegation de Quivolgo", in respect of which the plaintiff would have rights and shares corresponding to 4.17% of said property. Likewise, the plaintiff requests to cancel the registration of the above-mentioned properties of Forestal Arauco S.A., deeming it as a bad-faith holder.

On June 7, 2022, the procedure was declared abandoned. Ruling was upheld in the Court of Appeals of Talca on August 12, 2022 (Rol N°1021-2022 part of the case N°809-2020).

On September 1, 2022, the Court of Constitución ordered compliance with the judgment issued. The case is now considered ended.

4. Forestal Arauco S.A. filed before the Court of Constitución (Case C-353-2019) a claim seeking compensation on the basis of non-contractual civil liability against Ricardo Guzmán Reyes, for damages caused as a result of illegal logging inside the land of Forestal Arauco called "Parte Sur-Poniente de la Hijuela Sur de la Hacienda Quivolgo" and "Lomas de Quivolgo". Said damages are valued in $ 100,000,000 Chilean pesos (equivalent to ThU.S.$ 117 as of December 31, 2022).

On May 2, 2020, Mr. Ricardo Guzmán answered the lawsuit and filed a counterclaim for recovery in which he requests to Forestal Arauco S.A. the restitution of 3,424.59 hectares that it would be occupying, corresponding to the following properties owned by the latter: (i) "Predio que formaba parte de la Hijuela Sur Poniente, de la Hijuela Sur del Fundo Quivolgo", (ii) "Lomas de Quivolgo" and, (iii) "Hijuela Astillero". It is the opinion of the plaintiff that the aforementioned piece of land would be part of the property called "Bodega de subdelegation de Quivolgo", from which would have rights and shares corresponding to 2.38% of said property. Likelywise, the plaintiff requests to cancel the registration of the properties before mentioned of Forestal Arauco S.A., deeming it as a bad-faith holder.

On September 5, 2022, the Court of First Instance accepted the principal claim, convicting to the principal defendant to pay ThU.S.$ 70,000 (equivalent to ThU.S.$ 82 as of December 31, 2022) with the adjustments and interests, along with litigation costs. Moreover, it rejected the counterclaim as a subsidiary action.

The defendant and Forestal Arauco S.A. were notified of the first instance ruling on September 5, 2022 and January 24, 2023, respectively. None of the parties filed any remedies or appeals against the first instance ruling and therefore the case is now considered ended.

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

On June 17, 2022, the procedure was declared abandoned. The plaintiff filed an appeal against such resolution, ruling was upheld in the Court of Appeals of Talca on August 24, 2022 (Rol N°1141-2022 part of the case N°1098-2020).

On September 13, 2022, the Court of Constitución ordered compliance with the judgment issued. The case is now considered ended.

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

Additionally, the Company has filed yearly forestry plans between years 2007 and 2020 for its local operations in the provinces of Misiones and Buenos Aires.

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

In March 2005, Note No. 145/05 of the Subsecretary of Agriculture, Livestock and Afforestation suspended the benefit that exempted Arauco Argentina S.A. from paying export duties under Law No. 25.,080. This measure is currently under discussion by the Company.
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
The judicial measure became effective beginning on March of 2007 by collateralization through the granting of bond (caution) policies for each shipment permits exempted from payment of export duty. The company maintains an assignment of funds equivalent to ThU.S.$ 23,821 for guaranteed export duties between 2007-2015, which appears under long-term provisions. Additionally, the Company filed a restitution claim for a total amount of ThU.S.$ 6,555, plus interests accrued from the service of the claim, corresponding to export duties between March 2005 and March 2007, as a result of the application of Note 145/05 issued by the Undersecretary of Agriculture, Livestock and Afforestation. The Company’s claim is being heard under case file No. 21830/2006 before the Federal Contentious Administrative Court No. 4. On October 28, 2019, a judgment of first instance was issued in said case, rejecting the claim and imposing the litigation costs on Arauco. Against that judgment, the Company filed an appeal and expressed the corresponding arguments in December 2019.
On June 15, 2022, the Chamber of Appeals confirmed the judgement of first instance. On July 1, 2022, Arauco Argentina filed the Federal Extraordinary Appeal before the Supreme Court of Justice. The Chamber admitted the appeal lodged by Arauco regarding the federal matter of the litigation; however, the grounds pertaining to arbitrariness were dismissed. Arauco filed a direct complaint before the Supreme Court, seeking for the higher court to broaden its examination of the case and also address such argument. This resolution of this petition is still pending.

On the other hand, Arauco Argentina S.A. currently has a guarantee at an amount of $ 435,952,315 Argentine pesos (ThU.S.$ 2,461 as of December 31, 2022) in favor of the Secretary of Agriculture, Livestock and Fishing.

Arauco Argentina S.A. believes that it has complied with all of the obligations imposed upon it by the system set forth under Law No. 25,080.

Arauco do Brasil S.A.

1) The Federal Reserve of Brazil contested the amortization of goodwill resulting from acquisitions of Placas do Paraná, Tafibrás, Tafisa (now, Arauco do Brasil S.A.) y Dynea.

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

On August 28, 2020, the Company was served with an intermediate decision in Grievance of Instrument, issued by CARF that divided the claim into two parts
,
one of them remained in an administrative lawsuit and the other in a judicial lawsuit:

I – Party that remained in administrative lawsuit estimated amount
R$
34,505,176 (equivalent to ThU.S.$ 6,792 as of March 31, 2023), awaiting the decision of the special appeal presented by Arauco to the CSRF. In this case, on March 27, 2023, the Government's Tax Litigation Reduction Program was adhered by Arauco, allowing a 65% reduction of the total amount of the debt, that is, making only the payment of 35% of the debt and still in two forms: (a) 30% cash payment
R$
3,674,892 (equivalent to ThU.S.$ 723.35 as of March 31, 2023), and (b) 70% payment through compensation with Tax Losses
R$
8,574,747 (equivalent to ThU.S.$ 1,687.81).

In addition to the 65% savings, that lawsuit will also be closed. The closing decision is awaited.

II – Party that remained in legal lawsuit estimated amount updated with the latest decision
R$
42,167,507 (equivalent to ThU.S.$ 8,300.04 as of March 31, 2023). Arauco filed the Tax Debt Cancellation Action with guarantee to suspend any collection and obtain the Tax Compliance Certificates until the final decision of the trial.

On March 9, 2023, we had a first instance decision that was partially favorable to Arauco, and reducing the debt by
R$ 26,554,677
(
equivalent to Th
U
.
S
.$ 5,226.89). However, in that lawsuit, remained under discussion, with an estimated amount of
R$ 15,612,831
(
equivalent to Th
U
.
S
.$ 3,073.15
). We present an appeal for clarification and then an appeal will be filed to continue questioning the point maintained, as well as there shall be an appeal from the National Farm.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2022, Arauco has not made any provision whatsoever in connection with this contingency.

2) In 2013, a service provider instituted a civil lawsuit against us seeking compensation for damages allegedly caused by Arauco’s unilateral termination of its contract in connection with the implementation of the MDF 2 line of the Jaguariaiva mill. On November 01, 2021, the Civil Court of Curitiba issued its ruling, ordering Arauco to pay to the service provider an amount of ThR$ 84,000 (ThU.S.$ 15,895 as of December 31, 2022) in consideration of the alleged damages borne by the service provider during the course of the services contracts and as a result of its early termination by Arauco.

Arauco appealed to the Court of Justice of the Paraná State and has just been judged, on April 6, 2023, acknowledging the Arauco allegations of procedural irregularities, and declaring null and void the previous decision. This decision of the Court of Justice of the Paraná State is subject to appeals, but if it stands (which we deem likely) the process should return to the first instance, to continue the production of evidence to support a new judgment on the merits of the claim.

Arauco Industria de México, S.A. de C.V. (before Maderas y Sintéticos de México, S.A. de C.V.

On December 12, 2022, the Tax Administration Service issued tax credit assessment resolution number 900-04-04-00-00-00-2022-978 corresponding to the 2014 tax year. Under such assessment, objections against the following items were filed: (i) the deduction of interest in the historical amount of 85,172,274 Mexican pesos (ThU.S.$ 4,369 as of December 31, 2022), from loans granted by Masisa S.A. (Chile); (ii) the tax loss in the total amount of 275,986,671 Mexican pesos (ThU.S.$ 14,156 as of December 31, 2022); (iii) the deduction of payments made to Masisa S.A. for logistics services in the total amount of 3,058,221 Mexican pesos (ThU.S.$ 157 as of December 31, 2022); (iv) the alleged generation of non-distributed dividends related to the payments indicated in items (i) and (iii) above; (v) the rejection of contributions to the Single Contribution Account in amounts expressed in Mexican pesos of $ 342,372,000 (ThU.S. $ 18,000 as of December 31, 2022), $ 66,250,020 (ThU.S.$ 3,398 as of December 31, 2022), $ 46,389,980 (ThU.S.$ 2,379 as of December 31, 2022) and $ 11,457,000 (ThU.S.$ 588 as of December 31, 2022), respectively; and (vi) an alleged incorrect application of the double taxation avoidance treaty between Mexico and Chile. The total amount of omitted tax, updates, surcharges, and fines assessed to the company amounts to 416,908,418 Mexican pesos (ThU.S.$ 21,384 as of December 31, 2022).

On February 13, 2023, a motion to revoke was filed against the above assessment, before the General Legal Administration of the Tax Administration Service. Currently, the additional evidence is submited, subsequently, is pending for
the tax authorities
 to
issue a ruling which, if unfavorable, could be challenged by the Company before the Federal Court of Administrative Justice.

Taking into account that the Company's position is supported by solid legal arguments, there is a reasonable margin to obtain a favorable outcome for the Company and therefore, as of December 31, 2022, Arauco has not yet made any provision for this contingency.

At the closing date, there are no other contingencies in which the Companies act as obligor, that may significantly affect their financial, economic or operational conditions.

Provisions recorded as of December 31, 2022 and 2021 are as follows:

	12-31-2022	12-31-2021
Classes of Provisions	ThU.S.$	ThU.S.$
Short-term provisions	9,513	337
Provisions for litigations	639	337
Other short-term provisions	8,874	-
Long-term provisions, non-Current	40,706	29,549
Provisions for litigations	39,029	29,549
Other long-term provisions	1,677	-
Total provisions	50,219	29,886

	12-31- 2022
	Litigations (*)	Other provisions (**)	Total
Movements in provisions	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	29,886	-	29,886
Changes in provisions
Additional provisions	24,582	8,875	33,457
Used provisions	(13,652)	-	(13,652)
Increase (decrease) in foreign exchange	(1,144)	-	(1,144)
Other increases (decreases)	(4)	1,676	1,672
Total changes	9,782	10,551	20,333
Closing balance	39,668	10,551	50,219

(*)	The increase in litigations is mainly made up of ThU.S.$ 24,533 (subsidiaries in Brazil) for civil and labor lawsuits.
(**)	The increase in Other Provisions corresponds to the dismantling L1.

	12-31-2021
	Litigations (*)	Other provisions	Total
Movements in provisions	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	30,836	-	30,836
Changes in provisions
Additional provisions	8,592	-	8,592
Used provisions	(5,349)	-	(5,349)
Increase (decrease) in foreign currency exchange	(4,505)	-	(4,505)
Other Increases (Decreases)	312	-	312
Total Changes	(950)	-	(950)
Closing balance	29,886	-	29,886

(*)	The increase in litigations is mainly made up of ThU.S.$ 8,543 (subsidiaries in Brazil) for civil and labor lawsuits.

	12-31-2020
	Litigations (*)	Other provisions	Total
Movements in provisions	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	33,011	11	33,024
Changes in provisions
Additional provisions	3,257	-	3,257
Used provisions	(2,832)	-	(2,832)
Increase (decrease) in foreign currency exchange	(2,240)	-	(2,240)
Other Increases (Decreases)	(362)	(11)	(373)
Total Changes	(2,177)	(11)	(2,188)
Closing balance	30,836	-	30,836

(*)	The increase in legal claims is comprised mainly by ThU.S.$ 3,045 and ThU.S.$ 212 (Brazilian and Argentine subsidiaries respectively) in connection with civil and labor lawsuits.

Provisions for litigations are related to labor and tax claims whose payment period is uncertain. Other provisions mainly include constitution of provision for the lawsuit of export duties (see Arauco Argentina's contingent liability set forth in this note).

NOTE 19. INTANGIBLE ASSETS

	12-31-2022	12-31-2021
Classes of intangible assets, net	ThU.S.$	ThU.S.$
Intangible assets, net	73,439	84,210
Intangible assets under development (IT programs)	5,076	4,881
Computer software	22,323	27,268
Water rights	5,185	5,684
Customer relationship	24,015	29,218
Other identifiable intangible assets	16,840	17,159
Classes of intangible assets, gross	226,642	223,654
Intangible assets under development (IT programs)	5,076	4,881
Computer software	119,353	114,602
Water rights	5,185	5,684
Customer relationship	74,860	75,726
Other identifiable intangible assets	22,168	22,761
Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(153,203)	(139,444)
Accumulated amortization and impairment, intangible assets	(153,203)	(139,444)
Computer software	(97,030)	(87,334)
Customer relationship	(50,845)	(46,508)
Other identifiable intangible assets	(5,328)	(5,602)

Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	12-31-2022
	Intangible assets under development	Computer software	Water rights	Customer relationship	Others	Total
Reconciliation of intangible assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	4,881	27,268	5,684	29,218	17,159	84,210
Changes
Additions	1,696	3,758	2,134	-	140	7,728
Disposals	(853)	-	(2,633)	-	(108)	(3,594)
Amortization	-	(9,398)	-	(4,969)	(375)	(14,742)
Increase (decrease) in foreign exchange	-	120	-	(234)	24	(90)
Other increases (decreases)	(648)	575	-	-	-	(73)
Changes total	195	(4,945)	(499)	(5,203)	(319)	(10,771)
Closing balance	5,076	22,323	5,185	24,015	16,840	73,439

	12-31-2021
	Intangible assets under development	Computer software	Water rights	Customer relationship	Others	Total
Reconciliation of intangible assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	2,665	31,877	5,684	35,092	26,772	102,090
Changes
Additions	2,929	3,265	-	-	557	6,751
Disposals	(1,121)	(647)	-	-	-	(1,768)
Amortization	-	(12,284)	-	(5,940)	(263)	(18,487)
Increase (decrease) in foreign exchange	-	451	-	65	(16)	500
Other increases (decreases)	408	4,606	-	1	(9,891)	(4,876)
Changes total	2,216	(4,609)	-	(5,874)	(9,613)	(17,880)
Closing balance	4,881	27,268	5,684	29,218	17,159	84,210

Years of useful life (average)
Computer software	5
Customer relationship	15
Brands	7

The amortization of customer relationship and computer software is presented in the consolidated statements of profit or loss under the administrative expenses line it
e
m.

NOTE 20. BIOLOGICAL ASSETS

Biological assets comprise forestry plantations, mainly radiata and taeda pine, and to a lesser extent eucalyptus. The plantations are located in Chile, Argentina, Brazil and Uruguay.

As of December 31, 2022 Arauco has a total surface of 1.66 million hectares of which 951 thousand hectares are used for forestry planting, 491 thousand hectares are native forest, 110 thousand hectares are used for other purposes and 103 thousand hectares not yet planted. Lands corresponding to native forest, lands used for other purposes and lands not yet planted are presented in property, plant & equipment, Forest plantations are presented in Biological Assets.

For the period ended December 31, 2022, the production volume of logs totaled 21 million m3 (20.9 million m3 as of December 31, 2021).

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

- Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s own industrial centers and sales to third parties at market prices. Sales margin of the different products that are harvested in the forest is also considered in the valuation. The changes in the value of the plantations pursuant to the criteria defined above are accounted for in the results for the period, as established in IAS 41. These changes are presented in the consolidated statements of profit or loss
under the line item other income per function, which as of December 31, 2022 amounted to ThU.S.$ 12,932 (ThU.S.$ 81,986 as of December 31, 2021). The appraisal of biological assets resulted in a greater cost of the lumber sold in comparison to the real incurred cost, which is presented included in the cost of sales which as of December 31, 2022 amounted to ThU.S.$ 309,670 (ThU.S.$ 223,589 as of December 31, 2021).

- Forestry plantations are harvested according to the needs of Arauco’s production plants.

- The discount rates used are 7.0% in Chile, 8.3% Brazil, 21% in Argentina and 9% in Uruguay.

- It is expected that prices of harvested timber are constant in real terms based on market prices.

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

		ThU.S.$
Discount rate	0.5	(110,015)
	-0.5	116,828
Margins (%)	10	434,191
	-10	(434,191)

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

As of December 31, 2022, there are no forestry plantations pledged as security.

Detail of Biological Assets with Restricted Ownership

As of the date of these consolidated financial statements, there are no biological assets with restricted ownership.

No significant government grants have been received.

Current and Non-Current Biological Assets

As of the date of these consolidated financial statements, the current and non-current biological assets are as follows:

	12-31-2022	12-31-2021
	ThU.S.$	ThU.S.$
Current	330,435	329,586
Non-current	2,864,935	3,008,897
Total	3,195,370	3,338,483

Reconciliation of carrying amount of biological assets

	12-31-2022
	Current	Non-current	Total
Movement	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	329,586	3,008,897	3,338,483
Changes in real incurred cost	18,600	156,351	174,951
Additions through acquisition	35	293,231	293,266
Sales	(428)	(9,512)	(9,940)
Harvest	(115,373)	-	(115,373)
Increases (decreases) in foreign exchange	(2,077)	14,680	12,603
Loss of forest due to fires	-	(13,346)	(13,346)
Transfers to non-current assets held for sale	-	4,938	4,938
Transfers from non-current to current	133,640	(133,640)	-
Other increases (decreases)	2,803	-	2,803
Changes in fair value	(17,751)	(300,313)	(318,064)
Gain (losses) arising from changes in fair value minus sale costs	2,345	10,587	12,932
Sales	106	(13,306)	(13,200)
Harvest	(320,810)	-	(320,810)
Loss of forest due to fires	-	(3,781)	(3,781)
Transfers to non-current assets held for sale	-	5,220	5,220
Transfers from non-current to current	299,498	(299,498)	-
Other increases (decreases)	1,110	465	1,575
Total changes	849	(143,962)	(143,113)
Closing balance	330,435	2,864,935	3,195,370

	12-31-2021
	Current	Non-current	Total
Movement	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	302,710	3,296,117	3,598,827
Changes in real incurred cost	656	(64,314)	(63,658)
Additions through acquisition	78	191,316	191,394
Sales	(105)	(72,963)	(73,068)
Harvest	(114,157)	-	(114,157)
Increases (decreases) in foreign exchange	(3,884)	(18,246)	(22,130)
Loss of forest due to fires	(3,398)	(13,455)	(16,853)
Transfers to non-current assets held for sale	-	(5,770)	(5,770)
Transfers from non-current to current	125,219	(125,219)	-
Decrease due to loss of control in subsidiary	(3,097)	(19,977)	(23,074)
Changes in fair value	26,220	(222,906)	(196,686)
Gain (losses) arising from changes in fair value minus sale costs	-	81,986	81,986
Sales	-	(20,297)	(20,297)
Harvest	(223,712)	-	(223,712)
Loss of forest due to fires	(1,164)	(19,898)	(21,062)
Transfers to non-current assets held for sale	-	(5,232)	(5,232)
Transfers from non-current to current	252,860	(252,860)	-
Decrease due to loss of control in subsidiary	(1,764)	(6,605)	(8,369)
Total changes	26,876	(287,220)	(260,344)
Closing balance	329,586	3,008,897	3,338,483

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

These investments are reflected in the consolidated financial statements as property, plant and equipment when they refer to disbursements in major works executed and are reflected in Expenses when they refer to improvements or management not directly associated with investment projects.

Detail information of disbursements related to the environment

As of December 31, 2022 and 2021 Arauco has made and / or has committed the following disbursements in major environmental projects:

12-31-2022		Disbursements undertaken 2022				Committed Disbursements
		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of project	of project	ThU.S.$	Expense	destination item	ThU.S.$	date
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	6,898	Assets	Property, plant and equipment	2,029	2023
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,540	Assets	Property, plant and equipment	10,677	2023
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	167	Assets	Property, plant and equipment	687	2023
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	68	Assets	Property, plant and equipment	632	2023
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	12,506	Expense	Operating cost	-	2023
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	13,556	Expense	Operating cost	-	2023
Arauco Argentina S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	119	Assets	Property, plant and equipment	169	2023
Arauco Argentina S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	427	Assets	Property, plant and equipment	-	2022
Arauco Florestal Arapoti S.A.	Environmental improvement studies	Finished	724	Assets	Property, plant and equipment	-	2022
Arauco Industria de Paineis S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	4,102	Assets	Property, plant and equipment	8	2023
Arauco Industria de Paineis S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	366	Assets	Property, plant and equipment	-	2022
Forestal Arauco S.A.	Environmental improvement studies	In process	1,648	Expense	Operating cost	124	2023
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	47	Assets	Property, plant and equipment	295	2023
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	687	Expense	Operating cost	-	2022
Arauco North America, Inc	Investment projects for the control and management of gas emissions from industrial process	In process	684	Assets	Property, plant and equipment	1,651	2023
Arauco North America, Inc	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,369	Assets	Property, plant and equipment	454	2023
		TOTAL	44,908			16,726

		Disbursements undertaken 2021				Committed disbursements
12-31-2021		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of project	of project	ThU.S.$	expense	destination item	ThU.S.$	date
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	19,802	Assets	Property, plant and equipment	14,049	2022
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	Finished	248	Assets	Property, plant and equipment	14	2022
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	410	Assets	Property, plant and equipment	5,244	2022
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	11,860	Expenses	Operating costs	-	2022
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	10,367	Expenses	Operating costs	-	2022
Arauco Argentina S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	1,856	Assets	Property, plant and equipment	590	2022
Arauco Argentina S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	921	Assets	Property, plant and equipment	581	2022
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	585	Expenses	Operating costs	-	2022
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	423	Assets	Property, plant and equipment	66	2022
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	618	Assets	Property, plant and equipment	6	2022
Forestal Arauco S.A.	Environmental improvement studies	In process	1,280	Expenses	Administration expenses	504	2022
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	948	Assets	Property, plant and equipment	-	-
Arauco North America, Inc	Environmental improvement studies	Finished	222	Assets	Property, plant and equipment	-	-
Arauco North America, Inc	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	205	Assets	Property, plant and equipment	-	-
Arauco North America, Inc	Investment projects for the control and management of gas emissions from industrial process	Finished	997	Assets	Property, plant and equipment	-	-
		TOTAL	50,742			21,054

NOTE 22. NON-CURRENT ASSETS HELD FOR SALE

Arauco carried out a process for the sale of forestry land (80,489 hectares). The forestry land was sold to BTG Pactual Timberland Investment Group LLC, and also comprising British Columbia Investment Management Corporation and APG Asset Management N.V. (the “Consorcio”).

For the year ended

December 31, 2022, a profit of ThU.S.$ 19,670 (ThU.S.$ 229,866 for the year ended

December 31, 2021) was generated from the sale of the aforementioned assets. This profit was presented under Other Income in the consolidated statements of profit or loss.

The following table sets forth information on the main types of non-current assets held for sale:

	12-31-2022	12-31-2021
	ThU.S.$	ThU.S.$
Land	307	2,306
Buildings	-	307
Forest	844	11,002
Roads	128	543
Total	1,279	14,158

NOTE 23. FINANCIAL INSTRUMENTS

23.1 Classification

Arauco's financial instruments as of December 31, 2022 and 2021, are displayed in the table below. Regarding those instruments valued at an amortized cost, an estimation of their fair value is displayed for informational purposes.

Financial instruments	12-31-2022		12-31-2021
Thousands of dollars	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets at fair value through profit or loss (held for trading)	110,208	110,208	230,068	230,068
Derivative (1)	144	144	-	-
Mutual funds (1)	110,064	110,064	230,068	230,068

Financial assets at amortized cost	1,476,046	1,476,046	1,783,643	1,783,643
Cash and cash equivalents (amortized cost)	557,143	557,143	781,032	781,032
Cash	298,577	298,577	529,076	529,076
Time deposits	258,566	258,566	251,956	251,956
Accounts receivable (net)	910,682	910,682	994,261	994,261
Trade receivables	731,685	731,685	826,784	826,784
Lease receivable	28,935	28,935	27	27
Sundry debtors	8,911	8,911	32,542	32,542
Other receivables	56,973	56,973	48,531	48,531
Prepayments	84,178	84,178	86,377	86,377
Accounts receivable from related parties	2,850	2,850	5,559	5,559
Other financial assets (2)	5,371	5,371	2,791	2,791

Hedging assets	73,156	73,156	13,599	13,599

Financial liabilities at amortized cost (3)	6,572,325	6,331,528	6,324,599	6,121,418
Bonds issued denominated in U.S. dollars	3,397,376	3,136,318	3,392,010	3,161,062
Bonds issued denominated in U.F. (4)	1,116,083	1,167,251	1,034,023	1,024,721
Bank borrowings in U.S. dollars	415,462	408,278	454,652	463,308
Bank borrowings in other currencies	525,215	501,492	537,304	565,717
Lease liabilities	264,224	264,224	163,304	163,304
Trade and other payables	832,954	832,954	740,729	740,729
Accounts payable to related parties	21,011	21,011	2,577	2,577

Financial liabilities at fair value through profit or loss	17	17	133	133

Hedging liabilities	76,669	76,669	296,183	296,183

(1)
Although mutual funds are measured at fair value through profit or loss for purposes of the consolidated statements of financial position mutual funds are classified as “Cash and cash equivalents” due to the are highly liquid short-term investment.

(2)	Corresponds to the balance of assets from margin call for current derivatives (collateral).
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

23.2 Fair Value Hierarchy of Financial Assets and Liabilities

The assets and liabilities measured at fair value in the consolidated statements of financial position as of December 31, 2022 and 2021, have been measured based on the valuation methodologies provided in IFRS 13. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

- Level 1: Securities or quoted prices in active markets for identical assets and liabilities

- Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

- Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

Fair value	12-31-2022	Level 1	Level 2	Level 3
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Financial assets at fair value through profit or loss (held for trading)
Derivatives	144	-	144	-
Mutual Funds	110,064	110,064	-	-

Hedging assets	73,156	-	73,156	-

Financial liabilities at fair value through profit or loss	17	-	17	-
Hedging liabilities	76,669	-	76,669	-

Fair value	12-31-2021	Level 1	Level 2	Level 3
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Financial assets at fair value through profit or loss (held for trading)
Mutual Funds	230,068	230,068	-	-

Hedging assets	13,599	-	13,599	-

Financial liabilities at fair value through profit or loss	133	-	133	-
Hedging liabilities	296,183	-	296,183	-

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

Derivative financial instruments

Arauco's current derivatives are valued under the cash flow discount method. These flows are discounted at the rate applicable according to the transaction’s and counterparties’ risk, using an internal methodology based on the information obtained from Bloomberg.

Given that our cross-currency swaps correspond to future flows in UF, U.S. dollars and Euros, Arauco calculates the current value of such flows by using the UF zero coupon curve, dollar zero coupon and the Euro zero coupon.

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

The following table sets forth a reconciliation between the financial liabilities and the consolidated statements of financial position as of December 31, 2022 and 2021:

	12-31-2022
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Other non-current financial liabilities, Total	Total
Bonds obligations	29,114	66,436	95,550	585,518	782,344	3,050,047	4,417,909	4,513,459
Bank borrowings	109,889	167,905	277,794	368,353	164,873	129,657	662,883	940,677
Swap and Forward	2,107	-	2,107	74,579	-	-	74,579	76,686
Total other financial liabilities (a)	141,110	234,341	375,451	1,028,450	947,217	3,179,704	5,155,371	5,530,822

	12-31-2022
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Lease liabilities	11,339	25,445	36,784	45,904	38,906	142,630	227,440	264,224
Total lease liabilities (b)	11,339	25,445	36,784	45,904	38,906	142,630	227,440	264,224

	12-31-2022
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Trade and other payables	795,533	17,305	812,838	2,462	-	17,654	20,116	832,954
Accounts payable to related companies	14,280	-	14,280	3,283	-	3,448	6,731	21,011
Total accounts payable (c)	809,813	17,305	827,118	5,745	-	21,102	26,847	853,965
Total financial liabilities (a) + (b) + (c)	962,262	277,091	1,239,353	1,080,099	986,123	3,343,436	5,409,658	6,649,011

F-88

	12-31-2021
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Other non- current financial liabilities, Total	Total
Bonds obligations	29,114	61,257	90,371	574,850	257,362	3,503,450	4,335,662	4,426,033
Bank borrowings	29,658	219,177	248,835	227,008	325,244	190,869	743,121	991,956
Swap and Forward	235	-	235	296,081	-	-	296,081	296,316
Total other financial liabilities (a)	59,007	280,434	339,441	1,097,939	582,606	3,694,319	5,374,864	5,714,305

	12-31-2021
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Lease liabilities	13,204	36,399	49,603	44,459	26,083	43,159	113,701	163,304
Total lease liabilities (b)	13,204	36,399	49,603	44,459	26,083	43,159	113,701	163,304

	12-31-2021
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Trade and other payables	729,082	9,375	738,457	2,272	-	-	2,272	740,729
Accounts payable to related companies	2,577	-	2,577	-	-	-	-	2,577
Total accounts payable (c)	731,659	9,375	741,034	2,272	-	-	2,272	743,306
Total financial liabilities (a) + (b) + (c)	803,870	326,208	1,130,078	1,144,670	608,689	3,737,478	5,490,837	6,620,915

23.4 Derivative Instruments

Hedging instruments recorded as of December 31, 2022 are cash flow hedges. Arauco uses derivatives for hedging purposes, such as cross currency swaps, currency and commodity forwards, interest rate swaps, and options. Depending on the fair value of each instrument, the position could be either an asset or a liability, and they are listed in the consolidated statements of financial position under other non-current financial assets or other non-current financial liabilities, respectively. The effects for the period are presented in consolidated statement of changes in equity as other comprehensive income or the statements of comprehensive income as finance income or finance costs, net of differences in exchange rate of the hedged items and the deferred tax.

A summary of the derivative financial instruments included in the consolidated statements of financial position as of December 31, 2022 and 2021, is presented below:

Financial instruments	12-31-2022 Fair value ThU.S.$	12-31-2021 Fair value ThU.S.$
Financial assets at fair value through profit or loss	144	-
Derivatives (1)	144	-

Hedging assets	73,156	13,599
Derivatives (1)	17,629	13,599
Cross c urrency s waps (2)	55,527	-

Financial liabilities at fair value through profit or loss	(17)	(133)
Forward	(17)	(133)

Hedging liabilities	(76,669)	(296,183)
Derivatives (1)	(650)	(401)
Cross currency swaps (2)	(76,019)	(295,782)

(1)	Includes HFO Swap, Zero Cost Collar, Forward and IRS from Chile, USA, Argentina and Uruguay tables.
(2)	Includes Cross Currency Swaps from Chile.
F-89

23.4.1. Chile

In order to cover the exposure to variation in cash flows associated with fluctuations in exchange rates, interest rates or commodity prices, Arauco Chile has the following derivatives as of December 31, 2022 and 2021:

Cross Currency Swaps

Cross currency swaps to cover the exposure to the exchange rate risk generated from bonds denominated in U.F.

						12-31-2022	12-31-2021
Bond	Institution	Amount U.S.$	Amount U.F.	Starting date	Ending date	fair value ThU.S.$	fair value ThU.S.$
F	Scotiabank - Chile	24,453,184	636,364	10-30-14	4-30-23	1,625	(2,141)
F	Scotiabank - Chile	24,422,642	636,364	10-30-14	4-30-23	1,673	(2,048)
F	BCI - Chile	24,500,016	636,364	10-30-21	10-30-29	2,692	(3,239)
F	BCI - Chile	23,940,993	636,364	10-30-14	4-30-23	2,154	(1,380)
F	Scotiabank - Chile	24,529,437	636,364	10-30-21	10-30-29	3,212	(2,450)
F	Santander - Chile	24,167,222	636,364	10-30-14	4-30-23	1,905	(1,550)
F	Banco de Chile - Chile	24,167,223	636,364	4-30-19	10-30-29	2,104	(4,203)
P	BCI – Chile	35,000,024	909,091	11-15-21	11-15-32	4,709	(5,077)
P	BCI – Chile	34,997,071	909,091	11-15-21	11-15-32	5,695	(3,749)
P	Scotiabank - Chile	38,557,134	909,091	11-15-13	11-15-23	(1,025)	(7,085)
P	Santander - Chile	37,957,011	909,091	11-15-13	11-15-23	(448)	(6,053)
P	Deutsche – U.K.	37,957,011	909,091	11-15-13	11-15-23	(401)	(6,304)
R	Santander - Chile	128,611,183	3,000,000	10-01-14	4-01-24	(5,117)	(24,743)
R	JP Morgan – U.K.	43,185,224	1,000,000	10-01-14	4-01-24	(1,725)	(8,509)
R	Itau - Chile	43,277,070	1,000,000	10-01-14	4-01-24	(1,835)	(8,543)
S	Santander - Chile	201,340,031	5,000,000	11-15-16	11-15-26	10,004	(36,758)
W	Goldman Sachs – N.A.	40,521,750	1,000,000	10-10-18	10-10-28	(167)	(11,921)
W	Goldman Sachs – N.A.	40,066,555	1,000,000	10-10-18	10-10-28	369	(11,275)
W	Scotiabank - Chile	40,537,926	1,000,000	10-10-18	10-10-28	(148)	(11,807)
X	Santander - Chile	118,400,504	3,000,000	10-10-18	10-10-38	10,457	(50,527)
X	Santander - Chile	97,971,786	2,500,000	10-10-18	10-10-38	8,928	(41,802)
						44,661	(251,164)

Cross currency swaps contracts to cover the exposure to the risk of the exchange rate for bank contracts in Euro.

					12-31-2022	12-31-2021
Institution	Amount U.S.$	Amount EUR	Starting date	Ending date	fair value ThU.S.$	fair value ThU.S.$
Santander - Chile	97,728,235	82,352,941	6-15-21	12-15-29	(13,279)	(8,476)
Banco de Chile - Chile	48,864,118	41,176,471	6-15-21	12-15-29	(6,491)	(4,484)
MUFG - N.A.	97,728,235	82,352,941	6-15-21	12-15-29	(12,898)	(9,000)
JP Morgan - N.A.	195,456,471	164,705,882	6-15-21	12-15-29	(26,033)	(18,154)
HSBC - N.A.	48,864,118	41,176,471	6-15-21	12-15-29	(6,452)	(4,504)
					(65,153)	(44,618)

Zero Cost Collars

Zero cost collar to cover the exposure to the Oil Brent.

						12-31-2022	12-31-2021
Commodity	Institution	Volume	Unit	Starting date	Ending date	fair value ThU.S.$	fair value ThU.S.$
Brent	BNP Paribas – E.U.	220,000	bbl	8-01-21	7-31-22	-	3,737
Brent	Goldman Sachs - N.A.	220,000	bbl	8-01-21	7-31-22	-	3,798
						-	7,535

23.4.2. Uruguay

Forward

As of December 31, 2022 and 2021, Arauco through its subsidiaries as a joint operation (50%) in Uruguay maintains the following forward contracts in force and effect for the purposes of ensuring an exchange rate for sale of dollars:

Exchange rate	Institution	12-31-2022 notional ThU.S.$	12-31-2022 fair value ThU.S.$	12-31-2021 notional ThU.S.$	12-31-2021 fair value ThU.S.$
UYUUSD	Santander - Uruguay	-	-	1,765	19
UYUUSD	HSBC - Uruguay	13,735	1,138	6,510	106
UYUUSD	Itaú - Uruguay	8,480	451	9,892	258
UYUUSD	Itaú - Uruguay	-	-	-	(91)
UYUUSD	Banco de la República Oriental de Uruguay	3,805	166	-	-
EURUSD	Itaú - Uruguay	859	33	-	-
EURUSD	Santander - Uruguay	2,416	3	-	-
EURUSD	Santander - Uruguay	-	(1)	-	-
			1,790		292

Commodity Swap

Arauco Uruguay's profits and through its subsidiaries as a joint operation (50%), also face exposure to the price variation of certain fuels, as occurs with Fuel Oil N°6, which is used during the pulp manufacturing process. In order to minimize this risk, the volatility of future flows associated to the purchase of Fuel Oil No. 6 through forwards of this commodity. The agreements that are in force and effect as of December 31, 2022 and 2021, are detailed below:

Commodity	Institution	12-31-2022 notional ThU.S.$	12-31-2022 fair value ThU.S.$	12-31-2021 notional ThU.S.$	12-31-2021 fair value ThU.S.$
Fuel Oil N°6	JP Morgan - N.A.	7,367	677	8,491	1,963
Fuel Oil N°6	DNB Bank ASA	7,366	62	3,149	978
Fuel Oil N°6	JP Morgan - N.A.	-	(252)	-	(77)
Fuel Oil N°6	DNB Bank ASA	-	(397)	-	(57)
			90		2,807

Interest Rate Swap

In addition, Arauco through its subsidiaries as a joint operation (50%) in Uruguay maintains an Interest Rate Swap in force and effect, a derivative instrument which purpose is to set the interest rate of a variable rate debt in the same currency (USD). The valuation off this instrument as of December 31, 2022 and 2021 is shown below:

Exchange rate	Institution	Notional ThU.S.$	12-31-2022 fair value ThU.S.$	12-31-2021 fair value ThU.S.$
USD	DNB Bank ASA	8,440	110	(176)
			110	(176)

Note: The values and amounts indicated in the section 23.4.2 correspond to 50% of the total Uruguayan companies amounts, showing the participation that Arauco has in this companies.

23.4.3. United States

Interest Rate Swap

Arauco through its subsidiary in United States maintains an Interest Rate Swap with the purpose of setting the interest rate of a variable rate debt in the same currency (USD). The instrument was settled on September 2020 and the valuation off this instrument as of December 31, 2022 and 2021 is shown below:

	Amount			12-31-2022 fair value	12-31-2021 fair value
Institution	ThU.S.$	Starting date	Ending date	ThU.S.$	ThU.S.$
JP Morgan - N.A.	80,000,000	4-28-20	4-28-24	5,062	845
Goldman Sachs N.A.	80,000,000	4-28-20	4-28-24	5,004	1,043
JP Morgan - N.A.	80,000,000	4-28-20	4-28-24	5,067	852
				15,133	2,740

23.4.4. Argentina

As of December 31, 2022 and 2021, Arauco through its subsidiary in Argentina maintains the following forward contracts in force and effect for the purposes of ensuring an exchange rate of dollars:

					12-31-2022 fair value	12-31-2021 fair value
Exchange rate	Institution	Amount ThU.S.$	Starting date	Ending date	ThU.S.$	ThU.S.$
ARSUSD	Santander - Argentina	3,800	12-10-21	1-31-22	-	(65)
ARSUSD	BBVA - Argentina	3,800	12-10-21	2-25-22	-	(68)
ARSUSD	BBVA - Argentina	6,000	12-15-22	1-31-23	(17)	-
					(17)	(133)

23.5 Cash equivalent, Loans and Receivables

The financial assets measured at amortized cost using the effective interest method and tested for impairment are: cash and cash equivalent, time deposits, repurchase agreements, trade and other current/non-current receivables (with third parties and from related parties)
.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. In the consolidated statements of financial position, they are included in line items “Cash and cash equivalents” (certain components of cash and cash equivalents), “Trade and other current/non-current receivables” and “Accounts receivable from related parties”.

As of December 31, 2022 and 2021, there are provisions for impairment for ThU.S.$ 7,960 and ThU.S.$ 8,792, respectively.

	12-31-2022	12-31-2021
	ThU.S.$	ThU.S.$
Financial assets at amortized cost	1,476,046	1,783,643
Cash and cash equivalents (Mutual Funds not included)	557,143	781,032
Cash	298,577	529,076
Time deposits	258,566	251,956
Accounts receivables (net)	913,532	999,820
Trade receivables	731,685	826,784
Lease receivable	28,935	27
Sundry debtors	8,911	32,542
Other receivables	56,973	48,531
Prepayments	84,178	86,377
Accounts receivable from related parties	2,850	5,559
Other financial assets	5,371	2,791

23.5.1. Cash and Cash Equivalents

Includes cash on hand, bank checking account balances and time deposits and other short-term highly liquid investments with an original maturity of three months or less. They are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

The composition of cash and cash equivalents (including the balance of mutual funds displayed in this note as valuation, instruments at fair value with profit or loss) at December 31, 2022 and 2021, classified by currency is as follows:

	12-31-2022	12-31-2021
	ThU.S.$	ThU.S.$
Cash and cash equivalents	667,207	1,011,100
U.S. dollars	395,254	703,232
Euro	4,884	5,755
Mexican pesos	28,564	20,467
Other currencies	228,481	277,441
Chilean pesos	10,024	4,205

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

The following table sets forth trade and other current/non-current receivables classified by currencies as of December 31, 2022 and 2021:

	12-31-2022	12-31-2021
	ThU.S.$	ThU.S.$
Trade and other current receivables	878,008	979,923
U.S. dollars	614,204	789,236
Euros	36,425	21,884
Mexican pesos	33,089	31,288
Other currencies	90,618	66,886
Chilean pesos	97,616	70,127
U.F.	6,056	502

Accounts receivable from related parties, current	2,850	5,559
Chilean pesos	2,850	5,559

Trade and other non-current receivables	32,674	14,338
U.S. dollars	5,880	11,806
Chilean pesos	3,434	2,492
U.F.	23,360	40

23.6 Financial Liabilities

Arauco's financial liabilities to the date of these consolidated financial statements are as follows:

Financial liabilities	12-31-2022 ThU.S.$	12-31-2021 ThU.S.$
Total financial liabilities	6,649,011	6,620,915
Financial liabilities at fair value through profit or loss	17	133
Hedging liabilities	76,669	296,183
Financial liabilities at amortized cost	6,572,325	6,324,599

The following table sets forth the current portion of the non-current bank borrowings and debt issued as of December 31, 2022 and 2021.

	12-31-2022 ThU.S.$	12-31-2021 ThU.S.$
Bank borrowings - current portion	139,252	248,835
Bonds issued - current portion	95,550	90,371
Total	234,802	339,206
F-94

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

		12-31-2022	12-31-2021	12-31-2022	12-31-2021
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
	Currency	Amortized cost		Fair value
Total financial liabilities		6,572,325	6,324,599	6,331,528	6,121,417
Bonds issued	U.S. dollar	3,397,376	3,392,010	3,136,318	3,161,062
Bonds issued	U.F.	1,116,083	1,034,023	1,167,251	1,024,721
Bank borrowings	U.S. dollar	415,462	454,652	408,278	463,308
Bank borrowings	Euro	455,325	509,540	501,492	565,717
Bank borrowings	Other currencies	69,890	27,764	-	-
Lease liabilities	U.F.	16,936	19,875	16,936	19,875
Lease liabilities	Chilean pesos	11,265	38,278	11,265	38,278
Lease liabilities	Mexican pesos	3,238	3,768	3,238	3,768
Lease liabilities	U.S. dollar	131,292	79,045	131,292	79,045
Lease liabilities	Euro	201	266	201	266
Lease liabilities	Other currencies	101,292	22,072	101,292	22,072
Trade and other payables	U.S. dollar	234,226	288,172	234,226	288,172
Trade and other payables	Euro	23,277	13,955	23,277	13,955
Trade and other payables	Mexican pesos	16,791	27,889	16,791	27,889
Trade and other payables	Other currencies	150,004	107,302	150,004	107,302
Trade and other payables	Chilean pesos	369,300	268,624	369,300	268,624
Trade and other payables	U.F.	39,356	34,787	39,356	34,787
Accounts payable to related parties	U.S. dollar	202	230	202	230
Accounts payable to related parties	Chilean pesos	20,809	2,347	20,809	2,347

The financial liabilities at amortized cost presented in the consolidated statements of financial position as of December 31, 2022 and 2021 are as follows:

		12-31-2022
		ThU.S.$
	Current	Non-current	Total
Other financial liabilities	373,344	5,080,792	5,454,136
Lease liabilities	36,784	227,440	264,224
Trade and other payables	812,838	20,116	832,954
Accounts payable to related parties	14,280	6,731	21,011
Total financial liabilities at amortized cost	1,237,246	5,335,079	6,572,325

		12-31-2021
		ThU.S.$
	Current	Non-current	Total
Other financial liabilities	339,206	5,078,783	5,417,989
Lease liabilities	49,603	113,701	163,304
Trade and other payables	738,457	2,272	740,729
Accounts payable to related parties	2,577	-	2,577
Total financial liabilities at amortized cost	1,129,843	5,194,756	6,324,599

23.8 Cash Flow Hedges Reserve Reconciliation

The following table sets forth the reconciliation balances of cash flow hedges presented in the consolidated statements of comprehensive income:

	January - December
	2022	2021	2020
	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	(136,859)	(37,007)	9,010
Gains (losses) on cash flow hedges, before tax	186,911	(84,879)	8,222
Reclassification adjustments on cash flow hedges, before tax	(9,577)	(45,426)	(67,785)
Income tax relating to cash flow hedges of other comprehensive income	(50,587)	30,453	13,546
Closing balance	(10,112)	(136,859)	(37,007)

23.9 Capital Disclosures

23.9.1 Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco’s policies on capital management have the objective of:

a)	Ensuring business continuity and normal operations in the long-term;
b)	Ensuring funding for new investments to achieve sustainable growth over time;
c)	Keeping adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and
d)	Maximizing the Company’s value and providing an adequate return to shareholders.

23.9.2 Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings and bonds issued).

23.9.3 Quantitative Information on Capital Management

The following table sets forth the financial covenants that the Company has to comply with as part of the terms of certain of its obligations:

	12-31-2022	12-31-2021	Interest	Debt level
Instrument	ThU.S.$	ThU.S.$	coverage >= 2,0x	(1) <= 1,2x
Domestic bonds (Chile)	1,116,083	1,034,023	N/R	✓
Syndicate borrowing - Grayling	242,483	270,214	✓	✓
Syndicate ECA - MAPA	455,325	509,540	✓	✓

N/R: Not required for the financial obligation.

(1)	Debt to equity ratio (financial debt divided by equity plus non-controlling interests).

As of December 31, 2022 and 2021, Arauco has complied with all of its financial covenants.

The following table sets forth the credit ratings of our debt instruments as of December 31, 2022, are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local bonds	-	AA	-	AA
Foreign bonds	BBB-	BBB	Baa3	-

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

The capitalization of Arauco as of December 31, 2022 and 2021 is as follows:

	12-31-2022	12-31-2021
	ThU.S.$	ThU.S.$
Equity	8,259,984	7,818,504
Bank borrowings	940,677	991,956
Lease liabilities	264,224	163,304
Bonds issued	4,513,459	4,426,033
Capitalization	13,978,344	13,399,797

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

Accounts exposed to credit risk are trade receivables, financial lease debtors and other debtors.

Arauco does not have a securitized portfolio.

	12-31-2022	12-31-2021
	ThU.S.$	ThU.S.$
Current receivables
Trade receivables	731,649	826,750
Lease receivable	5,067	27
Sundry debtors	4,451	21,646
Other receivables	54,525	46,394
Prepayments	82,316	85,106
Net subtotal	878,008	979,923

Trade receivables	736,158	832,612
Lease receivable	5,067	27
Sundry debtors	4,866	21,732
Other receivables	55,687	47,198
Prepayments	82,316	85,106
Gross subtotal	884,094	986,675

Provision for doubtful trade receivables	4,509	5,862
Provision for doubtful lease receivable	-	-
Provision for doubtful sundry debtors	415	86
Provision for doubtful other receivables	1,162	804
Subtotal bad debt	6,086	6,752

Non-current receivables

Trade receivables	36	34
Lease receivable	23,868	-
Sundry debtors	4,460	10,896
Other receivables	2,448	2,137
Prepayments	1,862	1,271
Net subtotal	32,674	14,338

Trade receivables	1,910	2,074
Lease receivable	23,868	-
Sundry debtors	4,460	10,896
Other receivables	2,448	2,137
Prepayments	1,862	1,271
Gross subtotal	34,548	16,378

Provision for doubtful trade receivables	1,874	2,040
Provision for doubtful lease receivable	-	-
Provision for doubtful sundry debtors	-	-
Provision for doubtful other receivables	-	-
Subtotal bad debt	1,874	2,040

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

The Credit and Collections Sub-Division, dependent from the Treasury Department, is the area entrusted with minimizing the credit risk of the accounts receivable, supervising the delinquency of the accounts. The regulations and procedures applicable for the control and administration of the Arauco Group can be found in the Corporate Credit Policy.

As of December 31, 2022, Arauco’s balance for commercial debtors was ThU.S.$ 738,068 of which, according to the agreed sales conditions, 53.73% corresponded to sales on credit (open account), 45.66% to sales with letters of credit and 0.61% to other types of sales. The client with the largest Open Account debt represented 2.19% of the total accounts receivable as of that date.

Below we provide detail regarding accounts receivable, classified in tranches:

December 31, 2022
Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
N° debtor	1,500	690	69	43	37	25	18	27	16	62	2,487
ThU.S.$	700,691	28,708	1,941	474	352	133	87	94	67	5,521	738,068
%	94.94%	3.89%	0.26%	0.06%	0.05%	0.02%	0.01%	0.01%	0.01%	0.75%	100%

December 31, 2021
Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
N° debtor	1,710	676	100	53	30	49	2	2	1	67	2,690
ThU.S.$	791,729	36,011	965	361	87	13	1	2	1	5,516	834,686
%	94.85%	4.31%	0.12%	0.04%	0.01%	0.00%	0.00%	0.00%	0.00%	0.67%	100%

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

December 31, 2022:

Days	Non- past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
Letters of credit	335,897	1,080	10	-	-	-	-	-	-	-	336,987
Loss allowance provision	-	-	-	-	-	-	-	-	-	-	-
Expected loss rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Credit line	363,423	26,888	1,791	300	299	100	87	94	67	3,505	396,553
Loss allowance provision	1,545	-	59	34	38	10	9	93	41	2,487	4,314
Expected loss rate	0.43%	0.00%	3.27%	11.22%	12.74%	9.52%	9.82%	99.08%	60.88%	70.95%
Others	1,371	740	140	174	53	33	-	1	-	2,016	4,528
Loss allowance provision	-	-	1	17	31	19	-	1	-	2,000	2,069
Expected loss rate	0.00%	0.00%	0.85%	9.94%	57.52%	55.92%	0.00%	96.35%	0.00%	99.25%
Total trade receivables (ThU.S.$)	700,691	28,708	1,941	474	352	133	87	94	67	5,521	738,068
Total allowance for doubtful accounts (ThU.S.$)	1,545	-	60	51	69	28	9	94	41	4,487	6,383

December 31, 2021:

Days	Non- past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
Letters of credit	372,687	3,076	41	-	-	-	-	-	-	-	375,804
Loss allowance provision	-	-	-	-	-	-	-	-	-	-	-
Expected loss rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Credit line	408,723	29,705	686	50	87	13	1	-	-	5,406	444,671
Loss allowance provision	2,313	-	21	5	9	1	-	-	-	5,406	7,755
Expected loss rate	0.57%	0.00%	3.06%	10.00%	10.34%	7.69%	0.00%	0.00%	0.00%	100.00%
Others	10,319	3,230	238	311	-	-	-	2	1	110	14,211
Loss allowance provision	-	-	2	32	-	-	-	2	1	110	147
Expected loss rate	0.00%	0.00%	0.84%	10.29%	0.00%	0.00%	0.00%	100.00%	100.00%	100.00%
Total trade receivables (ThU.S.$)	791,729	36,011	965	361	87	13	1	2	1	5,516	834,686
Total allowance for doubtful accounts (ThU.S.$)	2,313	-	23	37	9	1	-	2	1	5,516	7,902

Arauco does not conduct rescheduling or renegotiations with its clients that imply an amendment to the maturity of the invoices and, should it be necessary, any debt renegotiation with a client shall be analyzed on a case-by-case basis and subjected to the approval of the Corporate Finance Division.

Regarding the loss allowance for trade receivables and others, below we provide detail for the movements as of December 31, 2022 and 2021:

	December 2022	December 2021	December 2020
	ThU.S.$	ThU.S.$	ThU.S.$
Opening loss allowance as at January 1	8,792	8,000	16,368
Increase in loan loss allowance recognized in profit or loss during the year	1,097	2,229	1,369
Receivables written off during the year as uncollectible	(321)	(216)	(6,970)
Unused amount reversed	(1,608)	(1,221)	(2,767)
Closing balance	7,960	8,792	8,000

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

In order to minimize the credit risk for term or Open Account sales, it is Arauco’s policy to take out insurance to cover the export sales of companies Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Forestal Arauco S.A., Arauco Argentina S.A., and Arauco do Brasil S.A., as well as the domestic sales of Arauco Europe Coöperatief U.A., Arauco Argentina S.A., Araucomex S.A. de C.V., Arauco Industria de México, S.A. de C.V., Arauco Colombia S.A., Arauco Peru S.A., Arauco North America, Inc., Arauco Canada Ltd., Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Arauco Florestal Arapoti S.A., Arauco Forest Brasil S.A., Arauco do Brasil S.A. and Arauco Industria de Paineis S.A. Arauco works with credit insurance company Allianz Trade For Multinationals (Aa3 rating, as per risk rating companies Moody’s).

As another way of minimizing risk and supporting a line of credit approved by the Credit Committee, Arauco holds guarantees such as mortgages, pledges, Standby letters of credit, bank performance bonds, checks, promissory notes, borrowings or any other that could be required under the laws of each country. The total amount held in guarantees amounts to ThU.S.$ 107,336, effective as of December 31, 2022, as summarized in the following chart. The procedure for guarantees is regulated by Arauco’s Policy on Guarantees, whose purpose is to control their accounting, due date and custody.

Guarantees Arauco group (ThU.S.$)
Guarantees debtors (received from clients)
Certificate of deposits	6,665	6.2%
Standby	19,489	18.2%
Promissory notes	72,975	68.0%
Finance	3,046	2.8%
Mortgage	1,433	1.3%
Pledge	632	0.6%
Loan agreement	3,097	2.9%
Total guarantees	107,336	100.0%

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

Secured open accounts receivable	ThU.S.$	%
Total open accounts receivable	441,034	100.00%
Secured receivables (*)	435,794	98.81%
Unsecured receivables	5,240	1.19%
(*)	Insured debt is deemed to be the portion of accounts receivable that is covered by a credit company or by guarantees such as standby letters of credit, mortgages, performance bonds, among others.

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

The following tables detail Arauco’s liquidity analysis for its financial liabilities as of December 31, 2022 and 2021. The tables have been drawn up based on the contractual undiscounted cash outflows and their remaining contractual maturities.

December 31, 2022				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
				months	months	y ears	years	years	y ears	years	Current	current	Effective	Nominal
Tax ID	Name	Currency	Bank borrowings	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	rate	rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	Euros	BNP paribas / ECA	-	71,000	66,743	66,040	65,380	64,711	127,424	71,000	390,298	1.10%	1.06%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Banco de Chile	60,259	-	-	-	-	-	-	60,259	-	5.17%	Fixed 5.17%
-	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco Interamericano de Desarrollo A	1,138	1,074	-	-	-	-	-	2,212	-	5.89%	2.05% + libor 6m
-	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco BBVA	-	5,122	-	-	-	-	-	5,122	-	4.95%	Fixed 4.95%
-	Celulosa y Energia Punta Pereira S.A.	U.S. dollar	Banco Interamericano de Desarrollo A	4,512	4,300	-	-	-	-	-	8,812	-	5.89%	2.05% + libor 6m
-	Celulosa y Energia Punta Pereira S.A.	U.S. dollar	Finnish Export Credit	24,459	-	-	-	-	-	-	24,459	-	3.20%	3.20%
-	Eufores S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	27,688	-	-	-	-	-	27,688	-	1.40%	Fixed 1.4%
-	Stora Enso Uruguay S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	2,517	-	-	-	-	-	2,517	-	1.40%	Fixed 1.4%
-	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	7,551	-	-	-	-	-	7,551	-	1.40%	Fixed 1.4%
-	Eufores S.A.	U.S. dollar	Banco Itaú	-	15,382	-	-	-	-	-	15,382	-	5.17%	Fixed 5.165%
-	Eufores S.A.	U.S. dollar	Santander	-	21,382	-	-	-	-	-	21,382	-	5.12%	Fixed 5.12%
-	Arauco Forest Brasil S.A.	Brazilian real	Banco Safra S.A.	2,826	2,830	5,586	17,983	16,081	14,194	-	5,656	53,844	15.30%	CDI + 1.65%
-	Mahal Empreendimentos e Participações S.A.	Brazilian real	Banco Safra S.A.	-	4,209	13,463	12,029	10,628	-	-	4,209	36,120	15.20%	CDI + 1.55%
-	Arauco North America, Inc.	U.S. dollar	Banco Itau Corpbanca - NY Branch	-	45,760	217,247	-	-	-	-	45,760	217,247	4.23%	1.65% + libor 6m
			Total	93,194	208,815	303,039	96,052	92,089	78,905	127,424	302,009	697,509

December 31, 2022				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
				months	months	y ears	years	years	y ears	years	Current	current	Effective	Nominal
Tax ID	Name	Currency	B ond s	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	rate	rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	-	23,934	23,149	22,365	21,581	20,797	39,243	23,934	127,135	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	-	9,573	9,260	8,946	8,633	8,319	15,697	9,573	50,855	4.24%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	-	25,840	25,102	24,364	23,625	22,887	103,359	25,840	199,337	3.95%	4.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	-	7,317	7,317	7,317	7,317	7,317	259,931	7,317	289,199	3.56%	3.60%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	-	4,892	4,892	4,892	209,947	-	-	4,892	219,731	2.43%	2.40%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	-	2,570	2,570	2,570	2,570	2,570	125,603	2,570	135,883	2.11%	2.10%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	-	6,050	6,050	6,050	6,050	6,050	322,353	6,050	346,553	2.68%	2.70%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2024	11,250	11,250	522,500	-	-	-	-	22,500	522,500	4.51%	4.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2027	-	19,375	19,375	19,375	19,375	509,688	-	19,375	567,813	3.89%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2047	-	22,000	22,000	22,000	22,000	22,000	840,000	22,000	928,000	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2029	-	21,250	21,250	21,250	21,250	21,250	531,875	21,250	616,875	4.26%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2049	-	27,500	27,500	27,500	27,500	27,500	1,091,250	27,500	1,201,250	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2030	10,500	10,500	21,000	21,000	21,000	21,000	552,500	21,000	636,500	4.20%	4.20%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2050	12,875	12,875	25,750	25,750	25,750	25,750	1,079,375	25,750	1,182,375	5.16%	5.15%
			Total	34,625	204,926	737,715	213,379	416,598	695,128	4,961,186	239,551	7,024,006

December 31, 2022				Maturity							Total
			Underlying	Up to 3 months	3 to 12 months	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	C urrent	Non C urrent
Tax ID	Name	Currency	asset class	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
85.805.200-9	Forestal Arauco S.A.	U.F.	Motor vehicles	421	639	571	433	268	4	-	1,060	1,276
85.805.200-9	Forestal Arauco S.A.	U.F.	Lands	282	-	282	282	282	282	4,654	282	5,782
85.805.200-9	Forestal Arauco S.A.	U.S. dollar	Lands	60	180	240	240	240	240	240	240	1,200
85.805.200-9	Forestal Arauco S.A.	U.F.	Plants and equipments	242	-	-	-	-	-	-	242	-
85.805.200-9	Forestal Arauco S.A.	U.F.	Other property, plant and equipment	96	289	268	209	640	-	-	385	1,117
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Other property, plant and equipment	97	169	120	120	354	-	-	266	594
-	Arauco Argentina S.A.	U.S. dollar	Buildings and constructions	116	345	460	38	-	-	-	461	498
-	Arauco Argentina S.A.	U.S. dollar	IT equipment	6	10	-	-	-	-	-	16	-
-	Arauco Argentina S.A.	U.S. dollar	Plants and equipments	251	752	668	-	-	-	-	1,003	668
-	Arauco Argentina S.A.	U.S. dollar	Motor vehicles	429	1,161	750	-	-	-	-	1,590	750
-	Arauco Florestal Novo Oeste	Brazilian real	Motor vehicles	5	3	-	-	-	-	-	8	-
-	Arauco Florestal Novo Oeste	Brazilian real	Buildings and constructions	1	3	-	-	-	-	-	4	-
-	Arauco Industria de Paineis S.A.	Brazilian real	Fixed facilities and accessories	9	16	-	-	-	-	-	25	-
-	Arauco Industria de Paineis S.A.	Brazilian real	IT equipment	5	12	16	11	-	-	-	17	27
-	Arauco Industria de Paineis S.A.	Brazilian real	Motor vehicles	10	30	9	-	-	-	-	40	9
-	Arauco Forest Brasil S.A.	Brazilian real	IT equipment	1	-	-	-	-	-	-	1	-
-	Arauco Forest Brasil S.A.	Brazilian real	Lands	1,569	3,285	4,885	4,885	4,506	3,636	-	4,854	17,912
-	Arauco Forest Brasil S.A.	Brazilian real	Motor vehicles	147	405	131	-	-	-	-	552	131
-	Arauco Florestal Arapoti S.A.	Brazilian real	Motor vehicles	92	89	24	-	-	-	-	181	24
-	Arauco do Brasil S.A.	Brazilian real	Buildings and constructions	52	157	52	-	-	-	-	209	52
-	Arauco do Brasil S.A.	Brazilian real	IT equipment	21	53	14	-	-	-	-	74	14
-	Arauco do Brasil S.A.	Brazilian real	Motor vehicles	18	20	2	-	-	-	-	38	2
-	Arauco Celulose do Brasil S.A.	Brazilian real	Lands	381	4,030	4,058	4,058	4,058	4,058	45,148	4,411	61,380
-	Mahal Empreendimentos e Participações S.A.	Brazilian real	Motor vehicles	203	552	328	164	-	-	-	755	492
-	Mahal Empreendimentos e Participações S.A.	Brazilian real	Lands	-	2,381	2,381	2,381	2,381	2,381	23,808	2,381	33,332
-	Mahal Empreendimentos e Participações S.A.	Brazilian real	Buildings and constructions	18	53	-	-	-	-	-	71	-
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.F.	Buildings and constructions	424	1,273	1,697	1,697	1,697	1,697	1,698	1,697	8,486
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.F.	Motor vehicles	139	174	142	88	27	-	-	313	257
93.458.000-1	Celulosa Arauco y Constitucion S.A.	Chilean pesos	Buildings and constructions	15	-	-	-	-	-	-	15	-
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.S. dollar	Plants and equipments	999	2,998	4,011	4,026	4,040	4,055	60,526	3,997	76,658
93.458.000-1	Celulosa Arauco y Constitucion S.A.	Chilean pesos	Motor vehicles	2,866	2,953	-	-	-	-	-	5,819	-
-	Arauco North America, Inc.	U.S. dollar	Buildings and constructions	336	852	1,020	1,131	1,162	499	429	1,188	4,241
-	Arauco North America, Inc.	U.S. dollar	Motor vehicles	173	540	593	244	52	4	-	713	893
-	Arauco Canada Limited	Canadian dollar	Motor vehicles	4	23	-	-	-	-	-	27	-
-	Celulosa y Energía Punta Pereira S.A.	U.S. dollar	Plants and equipments	239	719	800	641	641	641	7,332	958	10,055
-	Eufores S.A.	U.S. dollar	Lands	975	2,926	6,808	6,306	5,861	5,373	38,052	3,901	62,400
	Eufores S.A.	U.S. dollar	Plants and equipments	306	917	1,222	1,222	1,222	1,222	-	1,223	4,888
-	Eufores S.A.	U.S. dollar	Buildings and constructions	70	88	49	-	-	-	-	158	49
96.510.970-6	Maderas Arauco S.A.	Chilean pesos	Motor vehicles	1,400	3,451	-	-	-	-	-	4,851	-
96.510.970-6	Maderas Arauco S.A.	U.F.	Motor vehicles	63	42	28	6	3	-	-	105	37
-	Arauco Europe Cooperatief U.A.	Euros	Motor vehicles	7	18	19	12	2	-	-	25	33
-	Arauco Europe Cooperatief U.A.	Euros	Buildings and constructions	18	54	72	18	-	-	-	72	90
-	Araucomex S.A. de C.V.	Mexican pesos	Buildings and constructions	456	1,126	1,620	-	-	-	-	1,582	1,620
-	Araucomex S.A. de C.V.	U.S. dollar	Buildings and constructions	29	68	-	-	-	-	-	97	-
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Motor vehicles	17	53	76	26	11	-	-	70	113
-	Arauco Industria de México, S.A. de C.V.	U.S. dollar	Plants and equipments	79	26	-	-	-	-	-	105	-
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Buildings and constructions	13	9	-	-	-	-	-	22	-
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Lands	1	3	5	-	-	-	-	4	5
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	IT equipment	1	5	7	4	-	-	-	6	11
-	Araucomex Servicios S.A. de C.V.	Mexican pesos	Motor vehicles	6	17	26	17	3	-	-	23	46
96.637.330-K	Servicios Logisticos Arauco S.A.	U.F.	Motor vehicles	16	-	-	-	-	-	-	16	-
79.990.550-7	Investigaciones Forestales Bioforest S.A.	U.F.	Motor vehicles	9	12	5	-	-	-	-	21	5
			Total	13,193	32,981	33,459	28,259	27,450	24,092	181,887	46,174	295,147

As part of the policy of Arauco, it considers compliance with all accounts payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

December 31, 2021				Maturit y									Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
			Bank	months	months	y ears	years	years	years	years	Current	current	Effective	Nominal
Tax ID	Name	Currency	borrowings	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	rate	rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	Euros	BNP Paribas / ECA	-	74,577	73,840	73,129	72,358	71,631	210,478	74,577	501,436	1.10%	1.06%
-	Zona Franca Punta Pereira S.A.	U.S. dollars	Banco Interamericano de Desarrollo A	1,089	1,078	2,121	-	-	-	-	2,167	2,121	2.20%	Libor 6M +2.05%
-	Zona Franca Punta Pereira S.A.	U.S. dollars	Banco BBVA	-	18,340	-	-	-	-	-	18,340	-	1.00%	Fixed 1.00%
-	Celulosa y Energia Punta Pereira S.A.	U.S. dollars	Banco Interamericano de Desarrollo A	4,406	4,359	8,579	-	-	-	-	8,765	8,579	2.20%	Libor 6M +2.05%
-	Celulosa y Energia Punta Pereira S.A.	U.S. dollars	Finnish Export Credit	24,827	24,442	24,065	-	-	-	-	49,269	24,065	3.20%	3.20%
-	Celulosa y Energia Punta Pereira S.A.	U.S. dollars	DnB Nor	136	102	102	-	-	-	-	238	102	0.00%	0.00%
-	Eufores S.A.	U.S. dollars	Banco República Oriental del Uruguay	-	26,532	-	-	-	-	-	26,532	-	1.40%	Fixed 1.4%
-	Stora Enso Uruguay S.A.	U.S. dollars	Banco República Oriental del Uruguay	-	554	-	-	-	-	-	554	-	1.40%	Fixed 1.4%
-	Eufores S.A.	U.S. dollars	Citibank	-	2,512	-	-	-	-	-	2,512	-	1.00%	Fixed 1.00%
-	Eufores S.A.	U.S. dollars	ITAU	-	12,562	-	-	-	-	-	12,562	-	1.00%	Fixed 1.00%
-	Eufores S.A.	U.S. dollars	Scotiabank	-	5,025	-	-	-	-	-	5,025	-	1.00%	Fixed 1.00%
-	Eufores S.A.	U.S. dollars	Santander	-	27,135	-	-	-	-	-	27,135	-	1.00%	Fixed 1.00%
-	Arauco Florestal Arapoti S.A.	Brazilian real	Banco Votorantim	-	226	-	-	-	-	-	226	-	5.00%	5.00%
-	Arauco Forest Brasil S.A.	Brazilian real	Banco Votorantim	-	201	-	-	-	-	-	201	-	5.00%	5.00%
-	Arauco Forest Brasil S.A.	Brazilian real	Banco Bndes Subcrédito A	32	62	-	-	-	-	-	94	-	8.23%	TJLP +2.91%
-	Arauco Forest Brasil S.A.	Brazilian real	Banco Bndes Subcrédito B	19	37	-	-	-	-	-	56	-	9.23%	TJLP +3.91%
-	Arauco Forest Brasil S.A.	U.S. dollars	Banco Bndes Subcrédito C	38	86	-	-	-	-	-	124	-	5.72%	Cesta +2.91%
-	Arauco Forest Brasil S.A.	Brazilian real	Banco Bndes Subcrédito D	22	42	-	-	-	-	-	64	-	10.43%	TJLP +5.11%
-	Mahal Emprendimientos e participações S.A.	Brazilian real	Banco Safra S.A.	-	2,776	2,800	11,540	10,587	9,655	-	2,776	34,582	10.70%	CDI +1.55%
	Arauco North America, Inc.	U.S. dollars	Banco Itau Corpbanca – NY Branch	-	35,293	34,688	212,123	-	-	-	35,293	246,811	1.99%	Libor 6M +1.65%
			Total	30,569	235,941	146,195	296,792	82,945	81,286	210,478	266,510	817,696

December 31, 2021				Maturity							Total
				Up to 3 months	3 to 12 months	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Current	Non current	Effective	Nominal
Tax ID	Name	Currency	Bonds	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	rate	rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	-	22,113	21,412	20,710	20,009	19,308	53,714	22,113	135,153	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	-	8,845	8,565	8,284	8,004	7,723	21,486	8,845	54,062	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	-	23,778	23,118	22,457	21,797	21,136	112,945	23,778	201,453	4.00%	4.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	-	6,546	6,546	6,546	6,546	6,546	239,090	6,546	265,274	3.60%	3.60%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	-	4,377	4,377	4,377	4,377	187,827	-	4,377	200,958	2.40%	2.40%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	-	2,299	2,299	2,299	2,299	2,299	114,669	2,299	123,865	2.10%	2.10%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	-	5,412	5,412	5,412	5,412	5,412	293,802	5,412	315,450	2.70%	2.70%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollars	Yankee 2024	11,250	11,250	22,500	522,500	-	-	-	22,500	545,000	4.50%	4.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollars	Yankee 2027	-	19,375	19,375	19,375	19,375	19,375	509,688	19,375	587,188	3.88%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollars	Yankee 2047	-	22,000	22,000	22,000	22,000	22,000	862,000	22,000	950,000	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollars	Yankee 2029	-	21,250	21,250	21,250	21,250	21,250	553,125	21,250	638,125	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollars	Yankee 2049	-	27,500	27,500	27,500	27,500	27,500	1,118,750	27,500	1,228,750	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollars	Yankee 2030	10,500	10,500	21,000	21,000	21,000	21,000	573,500	21,000	657,500	4.20%	4.20%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollars	Yankee 2050	12,875	12,875	25,750	25,750	25,750	25,750	1,105,125	25,750	1,208,125	5.15%	5.15%
			Total	34,625	198,120	231,104	729,460	205,319	387,126	5,557,894	232,745	7,110,903

December 31, 2021				Maturity								Total
				Up to 3 months	3 to 12 months	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Current	Non current
Tax ID	Name	Currency	Underlying asset class	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
85.805.200-9	Forestal Arauco S.A.	U.F.	Motor vehicles	420	996	948	511	387	239	4	1,416	2,089
85.805.200-9	Forestal Arauco S.A.	U.S. dollars	Lands	60	180	240	240	240	240	480	240	1,440
85.805.200-9	Forestal Arauco S.A.	U.F.	Plants and equipment	550	633	-	-	-	-	-	1,183	-
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Plants and equipment	32	96	64	-	-	-	-	128	64
85.805.200-9	Forestal Arauco S.A.	U.F.	Other property, plant and equipment	1,050	2,177	371	250	177	572	-	3,227	1,370
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Other property, plant and equipment	91	132	122	122	122	359	-	223	725
-	Arauco Argentina S.A.	U.S. dollars	Buildings and constructions	51	48	-	-	-	-	-	99	-
-	Arauco Argentina S.A.	U.S. dollars	IT equipment	13	22	-	-	-	-	-	35	-
-	Arauco Argentina S.A.	U.S. dollars	Plants and equipment	347	1,040	1,002	668	-	-	-	1,387	1,670
-	Arauco Argentina S.A.	U.S. dollars	Motor vehicles	519	1,286	1,589	750	-	-	-	1,805	2,339
-	Arauco Industria de Paineis S.A.	Brazilian real	Other property, plant and equipment	3	4	-	-	-	-	-	7	-
-	Arauco Industria de Paineis S.A.	Brazilian real	Fixed facilities and accessories	9	27	24	-	-	-	-	36	24
-	Arauco Industria de Paineis S.A.	Brazilian real	IT equipment	13	24	1	-	-	-	-	37	1
-	Arauco Industria de Paineis S.A.	Brazilian real	Motor vehicles	110	54	-	-	-	-	-	164	-
-	Arauco Forest Brasil S.A.	Brazilian real	IT equipment	5	10	1	-	-	-	-	15	1
-	Arauco Forest Brasil S.A.	Brazilian real	Lands	1,038	3,113	4,149	4,149	4,149	4,149	2,768	4,151	19,364
-	Arauco Florestal Arapoti S.A.	Brazilian real	IT equipment	2	3	-	-	-	-	-	5	-
-	Arauco do Brasil S.A.	Brazilian real	Buildings and constructions	49	199	143	49	-	-	-	248	192
-	Arauco do Brasil S.A.	Brazilian real	IT equipment	23	73	31	13	-	-	-	96	44
-	Arauco do Brasil S.A.	Brazilian real	Motor vehicles	94	221	-	-	-	-	-	315	-
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.F.	Buildings and constructions	389	1,139	1,518	1,518	1,518	1,518	3,036	1,528	9,108
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.F.	Motor vehicles	146	395	280	127	79	24	-	541	510
93.458.000-1	Celulosa Arauco y Constitucion S.A.	Chilean pesos	Buildings and constructions	15	46	15	-	-	-	-	61	15
93.458.000-1	Celulosa Arauco y Constitucion S.A.	Chilean pesos	Motor vehicles	4,255	12,764	5,896	-	-	-	-	17,019	5,896
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.S. dollars	Motor vehicles	31	-	-	-	-	-	-	31	-
-	Arauco North America, Inc.	U.S. dollars	Buildings and constructions	271	864	1,194	1,325	1,468	1,318	1,775	1,135	7,080
-	Arauco North America, Inc.	U.S. dollars	Motor vehicles	40	204	128	113	-	-	-	244	241
-	Arauco Canada Limited	Canadian dollars	Buildings and constructions	9	-	-	-	-	-	-	9	-
-	Arauco Canada Limited	Canadian dollars	Motor vehicles	14	43	86	33	-	-	-	57	119
-	Celulosa y Energía Punta Pereira S.A.	U.S. dollars	Plants and equipment	148	445	593	593	593	593	7,147	593	9,519
-	Eufores S.A.	U.S. dollars	Lands	1,070	3,211	6,321	5,999	5,559	5,155	35,766	4,281	58,800
-	Eufores S.A.	U.S. dollars	Plants and equipment	306	917	1,223	1,223	1,222	1,222	1,221	1,223	6,111
-	Eufores S.A.	U.S. dollars	Buildings and constructions	70	210	158	49	-	-	-	280	207
96.510.970-6	Maderas Arauco S.A.	Chilean pesos	Motor vehicles	2,795	7,925	4,915	-	-	-	-	10,720	4,915
96.510.970-6	Maderas Arauco S.A.	U.F.	Motor vehicles	85	224	94	25	5	2	-	309	126
	Arauco Colombia S.A.	U.S. dollars	Buildings and constructions	6	45	-	-	-	-	-	51	-
-	Arauco Europe Cooperatief U.A.	Euros	Motor vehicles	5	16	19	12	3	-	-	21	34
-	Arauco Europe Cooperatief U.A.	Euros	Buildings and constructions	37	56	77	66	-	-	-	93	143
-	Araucomex S.A. de C.V.	Mexican pesos	Buildings and constructions	321	1,003	1,104	1,106	-	-	-	1,324	2,210
-	Araucomex S.A. de C.V.	U.S. dollars	Buildings and constructions	27	84	97	-	-	-	-	111	97
-	Arauco Industria de México, S.A. de C.V.	U.S. dollars	Plants and equipment	98	33	-	-	-	-	-	131	-
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Motor vehicles	11	39	50	54	8			50	112
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Lands	1	3	4	4	-	-	-	4	8
-	Araucomex Servicios S.A. de C.V.	Mexican pesos	Motor vehicles	-	-	15	16	16	7	-	-	54
	Araucomex Servicios S.A. de C.V.	Mexican pesos	Buildings and constructions	-	1	105	79	86	28	-	1	298
96.637.330-K	Servicios Logisticos Arauco S.A.	U.F.	Motor vehicles	17	46	15	-	-	-	-	63	15
79.990.550-7	Investigaciones Forestales Bioforest S.A.	U.F.	Motor vehicles	8	25	19	5	-	-	-	33	24
			Total	14,654	40,076	32,611	19,099	15,632	15,426	52,197	54,730	134,965

As part of the policy of Arauco, it considers compliance with all accounts payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

Regarding the Libor rate and its discontinuity, at the end of December 2022 Arauco maintains 4.58% of its total debt at said rate and it is not estimated that the effect of its elimination will be material. Additionally, Arauco maintains interest rate derivatives for 99.13% of its Libor rate based debt. The credits set at the Libor rate that Arauco maintains at the closing date of these financial statements generally include provisions that allow the rate to be modified in the event of situations such as that given by the discontinuation of Libor rates, In the case of credits that do not have mechanisms of this type, Arauco is currently finalizing negotiations in order to agree on a replacement rate.

As of
December 31, 2022
, it is estimated that this change will
no
t have a significant impact on Arauco’s results.

Guarantees

As of the date of these consolidated financial statements, Arauco has financial assets of approximately MU.S.$ 20 that have been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.

As of December 31, 2022, the total assets pledged as an indirect guarantee were MU.S.$ 341. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.

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

Direct and indirect guarantees granted by Arauco:

DIRECT

Subsidiary	Guarantee	Assets pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Guarantee letter	-	Chilean pesos	817	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	-	Chilean pesos	373	Railways
Celulosa Arauco y Constitución S.A.	Guarantee letter	-	Chilean pesos	2,453	Ministry of Public Works (MOP)
Celulosa Arauco y Constitución S.A.	Guarantee letter	-	Chilean pesos	582	Illustrious municipality of Arauco
Celulosa Arauco y Constitución S.A.	Guarantee letter	-	Chilean pesos	15,657	Sociedad Concesionaria Autopista Costa Arauco S.A.
		Total		19,882

INDIRECT

Subsidiary	Guarantee	Assets pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Suretyship not supportive and cumulative	-	U.S. dollar	34,211	Joint Ventures (Uruguay)
Celulosa Arauco y Constitución S.A.	Full Guarantee	-	U.S. dollar	240,000	Arauco North America, Inc.
Arauco do Brasil S.A.	Endorsement of Arauco Forest Brasil S.A.	-	Brazilian real	38,332	Bank Safra S.A.
Arauco do Brasil S.A.	Endorsement of Mahal Empreendimentos e Participações S.A.	-	Brazilian real	28,748	Bank Safra S.A.
		Total		341,291

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

Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean peso. This fluctuation range is considered possible given current market conditions as of the date of these financial statements. With all other variables at a constant rate, a U.S. dollar exchange rate variation of +/- 10% in relation to the Chilean peso would mean a change in the net income year after tax +/- 0.32% (equivalent to ThU.S.$ -/+ 2,283), and +/- 0.02% of equity (equivalent to ThU.S.$ -/+ 1,370).

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian Real, which is considered a possible range of fluctuation given the market conditions as of the date of these financial statements. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian Real would mean a variation on the net income after tax +/- 0.81% (equivalent to ThU.S.$-/+$ 5,735) and a change on the equity of +/- 1.30% (equivalent to ThU.S. -/+$ 107,595).

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

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of December 31, 2022, 1.4% our financial debt accrues interest at variable rates. A change of +/- 10% in the interest rate is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 0.17% (equivalent to ThU.S.$-/+ 1,212) and +/- 0.009% (equivalent to ThU.S.$-/+ 727) on equity.

	December 2022 ThU.S.$	Total
Fixed rate	5,637,820	98.6%
Bonds issued	4,513,459
Bank borrowings and others (*)	860,137
Lease liabilities	264,224
Variable rate	80,540	1.4%
Bonds issued	-
Bank borrowings	80,540
Total	5,718,360	100.0%

	December 2021 ThU.S.$	Total
Fixed rate	5,532,662	99.1%
Bonds issued	4,426,033
Bank borrowings and others (*)	943,325
Lease liabilities	163,304
Variable rate	48,631	0.9%
Bonds issued	-
Bank borrowings	48,631
Total	5,581,293	100.0%

(*)	Includes variable rate bank borrowings changed by fixed rate swaps.

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

As of December 31, 2022, revenue due to pulp sales accounted for 42.1% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

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

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean a variation of +/- 28.0% (equivalent to ThU.S.$-/+ 196,856) on the income for the year after tax and +/- 1.4% (equivalent to ThU.S.$ -/+ 118,114) on equity.

N
OTE 24. REPORTABLE SEGMENTS

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

Arauco has seven plants, five in Chile, one in Argentina and one in Uruguay (50% property of Arauco) and they have a total production capacity of approximately 3.7 million tons per year. Pulp is sold in more than 42 countries, mainly in Asia and Europe.

Wood products segment

The main products sold by this segment correspond to plywood, MDF (Medium Density Fiberboard), PB (chipboard), sawn wood of different dimensions and remanufactured products such as moldings, pre-cut pieces, finger joints, among others.

The Panels area produces a wide range of panel products and several kinds of moldings aimed at the furniture, decoration and construction industries. It consists of 20 industrial plants: 4 in Chile, 2 in Argentina, 4 in Brazil, 2 in Mexico, and 8 plants around USA and Canada. The Company has a total annual production capacity of 7.3 million cubic meters of PBO, MDF, plywood and moldings.

Through the joint venture Sonae Arauco, Arauco produces and sells wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of 2 panel plants and one sawmill in Spain; 2 panel plants and one resin plant in Portugal; 3 panel plants in Germany and 2 panel plants in South Africa. In total, Sonae Arauco’s production capacity is approximately 1.2 million m3 of MDF, 2.4 million m3 of PB, 460,000 m3 of OSB and 70,000 m3 of sawn timber.

Including Sonae Arauco at 50%, Arauco totalize a capacity of 4.2 million m3 of MDF, 4.2 million m3 of PB and 230,000 m3 of OSB, 710,000 m3 of Plywood and 3,100,000 m3 of sawn timber.

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

Below, please find summarized information concerning the assets, liabilities and profits and losses at the end of each period, by segments. The profit (loss) of each segment informed takes into consideration that taxes and income and financial costs have not been allocated to the various segments, and are shown as part of the Corporate’s segment:

Period ended December 31, 2022	Pulp	Wood products	Others	Corporate	Subtotal	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from sales of goods	2,886,870	4,110,747	-	-	6,997,617		6,997,617
Revenues from rendering of services	103,771	1	681	-	104,453		104,453
Revenues from ordinary activities	2,990,641	4,110,748	681	-	7,102,070		7,102,070

Revenues from transactions with reportable segments	501,011	21,347	54,345	-	576,703	(576,703)	-

Finance income	-	-	-	72,116	72,116		72,116
Finance costs	-	-	-	(200,366)	(200,366)		(200,366)
Net finance costs	-	-	-	(128,250)	(128,250)		(128,250)

Depreciation and amortizations	296,425	198,632	1,679	10,293	507,029		507,029
Other income	63,759	31,248	101	5,021	100,129		100,129
Other expenses	299,469	50,311	9	24,100	373,889		373,889

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	2,180	-	-	4,889	7,069		7,069
Joint ventures	-	41,319	-	(14,704)	26,615		26,615

Income tax expense	-	-	-	(142,121)	(142,121)		(142,121)

Profit (loss) of each reportable segment	320,201	900,134	(2,906)	(513,203)	704,226		704,226
Geographical information on revenues
Revenue – Chilean entities	1,961,303	1,743,181	681	-	3,705,165		3,705,165
Revenue – Foreign entities	1,029,338	2,367,567	-	-	3,396,905		3,396,905
Total revenues from ordinary activities	2,990,641	4,110,748	681	-	7,102,070		7,102,070

Period ended December 31, 2022	Pulp	Wood products	Others	Corporate	Subtotal	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	1,462,801	109,664	475	5,262	1,578,202	-	1,578,202
Acquisition and contribution of investments in associates and joint venture	-	-	-	9,855	9,855	-	9,855

Period ended December 31, 2022	Pulp	Wood products	Others	Corporate	Subtotal	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment assets	13,094,867	2,959,042	18,291	1,256,321	17,328,521	(148,413)	17,180,108
Segment assets (excluding deferred tax assets)	13,094,867	2,959,042	18,291	1,247,310	17,319,510	(148,413)	17,171,097
Deferred tax assets				9,011	9,011		9,011

Investments accounted through equity method
Associates	36,489	-	-	64,332	100,821		100,821
Joint Ventures	-	203,443	-	61,407	264,850		264,850
Segment liabilities	1,049,313	438,864	22,237	7,409,710	8,920,124		8,920,124
Segment liabilities (excluding deferred tax liabilities)	1,049,313	438,864	22,237	5,623,795	7,134,209		7,134,209
Deferred tax liabilities				1,785,915	1,785,915		1,785,915

Geographical information on non-current assets
Chile	8,540,801	491,283	17,008	398,820	9,447,912	(16,294)	9,431,618
Foreign countries	2,742,416	1,190,257	-	40,896	3,973,569		3,973,569
Total non-current assets	11,283,217	1,681,540	17,008	439,716	13,421,481	(16,294)	13,405,187

Period ended December 31, 2021	Pulp	Wood products	Others	Corporate	Subtotal	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Revenues from sales of goods	2,702,346	3,549,096	-	-	6,251,442		6,251,442
Revenues from rendering of services	97,988	1	330	-	98,319		98,319
Revenues from ordinary activities	2,800,334	3,549,097	330	-	6,349,761		6,349,761

Revenues from transactions with reportable segments	503,455	30,396	43,737	-	577,588	(577,588)	-

Finance income	-	-	-	33,499	33,499		33,499
Finance costs	-	-	-	(219,982)	(219,982)		(219,982)
Net finance costs	-	-	-	(186,483)	(186,483)		(186,483)

Depreciation and amortizations	297,413	179,549	1,634	11,164	489,760		489,760
Other income	331,827	22,935	265	23,950	378,977		378,977
Other expenses	141,338	27,315	6,140	17,308	192,101		192,101

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	2,380	-	-	(2,050)	330		330
Joint ventures	-	35,250	-	(4,194)	31,056		31,056

Income tax expense	-	-	-	(402,914)	(402,914)		(402,914)

Profit (loss) of each reportable segment	851,804	906,745	(9,605)	(717,345)	1,031,599		1,031,599
Geographical information on revenues
Revenue – Chilean entities	1,933,450	1,538,804	330	-	3,472,584		3,472,584
Revenue – Foreign entities	866,884	2,010,293	-	-	2,877,177		2,877,177
Total revenues from ordinary activities	2,800,334	3,549,097	330	-	6,349,761		6,349,761

Period ended December 31, 2021	Pulp	Wood products	Others	Corporate	Subtotal	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	1,461,957	76,088	870	3,800	1,542,715	-	1,542,715
Acquisition and contribution of investments in associates and joint venture	-	-	-	61,372	61,372	-	61,372

Period ended December 31, 2021	Pulp	Wood products	Others	Corporate	Subtotal	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment assets	12,236,794	3,021,804	19,350	1,487,952	16,765,900	(97,589)	16,668,311
Segment assets (excluding deferred tax assets)	12,236,794	3,021,804	19,350	1,480,315	16,758,263	(97,589)	16,660,674
Deferred tax assets				7,637	7,637		7,637

Investments accounted through equity method
Associates	26,823	-	-	56,101	82,924		82,924
Joint Ventures	-	203,504	-	50,214	253,718		253,718
Segment liabilities	725,397	480,521	11,010	7,632,879	8,849,807		8,849,807
Segment liabilities (excluding deferred tax liabilities)	725,397	480,521	11,010	5,885,074	7,102,002		7,102,002
Deferred tax liabilities				1,747,805	1,747,805		1,747,805

Geographical information on non-current assets
Chile	7,978,912	530,618	18,307	330,600	8,858,437	(9,304)	8,849,133
Foreign countries	2,671,205	1,200,693	-	23,236	3,895,134		3,895,134
Total non-current assets	10,650,117	1,731,311	18,307	353,836	12,753,571	(9,304)	12,744,267

Period ended December 31, 2020	Pulp	Wood products	Others	Corporate	Subtotal	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Revenues from goods sale	2,038,847	2,623,465	-	-	4,662,312		4,662,312
Revenues from rendering of services	70,431	15	111	-	70,557		70,557
Revenues from ordinary activities	2,109,278	2,623,480	111	-	4,732,869		4,732,869

Revenues from transactions with other operating segments	1,111,289	21,556	34,149		1,166,994	(1,166,994)	-

Finance income	-	-	-	29,449	29,449		29,449
Finance costs	-	-	-	(268,179)	(268,179)		(268,179)
Net finance costs	-	-	-	(238,730)	(238,730)		(238,730)

Depreciation and amortizations	312,092	192,295	1,547	10,078	516,012		516,012
Other income	235,320	42,723	89	5,684	283,816		283,816
Other expenses	114,720	50,369	1	17,793	182,883		182,883

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	1,346	-	-	3,475	4,821		4,821
Joint ventures	-	(1,994)	-	(510)	(2,504)		(2,504)

Income tax expense	-	-	-	(41,848)	(41,848)		(41,848)
Profit (loss) of each reportable segment	201,548	260,504	(2,927)	(433,820)	25,305		25,305
Geographical information on revenues
Revenue – Chilean entities	1,476,060	1,136,322	111	-	2,612,493		2,612,493
Revenue – Foreign entities	633,218	1,487,158	-	-	2,120,376		2,120,376
Total Ordinary Income	2,109,278	2,623,480	111	-	4,732,869		4,732,869

Period ended December 31, 2020	Pulp	Wood products	Others	Corporate	Subtotal	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	1,618,239	95,672	437	2,639	1,716,987	-	1,716,987
Acquisition and contribution of investments in associates and joint venture	-	-	-	19,433	19,433	-	19,433

Period ended December 31, 2020	Pulp	Wood products	Others	Corporate	Subtotal	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment assets	11,543,571	2,886,177	24,941	1,623,700	16,078,389	(50,070)	16,028,319
Segments assets (excluding deferred tax assets)	11,543,571	2,886,177	24,941	1,617,659	16,072,348	(50,070)	16,022,278
Deferred tax assets				6,041	6,041		6,041

Investments accounted through equity method
Associates	29,205	-	-	56,509	85,714		85,714
Joint Ventures	-	187,388	-	43,837	231,225		231,225
Segment liabilities	494,065	471,024	8,574	7,639,021	8,612,684		8,612,684
Segment liabilities (excluding deferred tax liabilities)	494,065	471,024	8,574	6,175,135	7,148,798		7,148,798
Deferred tax liabilities				1,463,886	1,463,886		1,463,886

Geographical information on non-current assets
Chile	7,487,475	588,973	24,305	314,330	8,415,083	(6,380)	8,408,703
Foreign countries	2,731,405	1,277,666	-	66,220	4,075,291		4,075,291
Non-current assets, Total	10,218,880	1,866,639	24,305	380,550	12,490,374	(6,380)	12,483,994

Information required by geographic area:

		Geographical area
2022	Local country	Foreign country
Disclosure of geographical areas	Chile ThU.S.$	Argentina ThU.S.$	Brazil ThU.S.$	USA/Canada ThU.S.$	Uruguay ThU.S.$	Mexico ThU.S.$	Total ThU.S.$
Revenues from sale of goods	3,633,847	600,923	658,329	1,309,652	573,877	220,989	6,997,617
Revenues from rendering of services	71,318	-	-	-	33,134	1	104,453
Revenues as of December 31, 2022	3,705,165	600,923	658,329	1,309,652	607,011	220,990	7,102,070
Non-current Assets at 12-31-2022 other than deferred tax	9,426,583	548,528	906,174	721,824	1,664,974	128,093	13,396,176

		Geographical area
2021	Local country	Foreign country
Disclosure of geographical areas	Chile ThU.S.$	Argentina ThU.S.$	Brazil ThU.S.$	USA/Canada ThU.S.$	Uruguay ThU.S.$	Mexico ThU.S.$	Total ThU.S.$
Revenues from sale of goods	3,409,152	524,976	630,440	1,041,285	454,498	191,091	6,251,442
Revenues from rendering of services	63,432	-	-	-	34,886	1	98,319
Revenues as of December 31, 2021	3,472,584	524,976	630,440	1,041,285	489,384	191,092	6,349,761
Non-current Assets at 12-31-2021 other than deferred tax	8,845,193	688,698	642,578	735,846	1,698,320	125,995	12,736,630

		Geographical area
2020	Local country	Foreign country
Disclosure of geographical areas	Chile ThU.S.$	Argentina ThU.S.$	Brazil ThU.S.$	USA/Canada ThU.S.$	Uruguay ThU.S.$	Mexico ThU.S.$	Total ThU.S.$
Revenues from goods sale	2,573,641	379,200	414,622	829,497	333,104	132,248	4,662,312
Revenues from rendering of services	38,852	-	-	-	31,690	15	70,557
Revenues as of December 30, 2020	2,612,493	379,200	414,622	829,497	364,794	132,263	4,732,869
Non-current Assets at 12-31-2021 other than deferred tax	8,404,695	741,337	694,079	774,969	1,725,736	137,137	12,477,953

NOTE 25. OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

	12-31-2022	12-31-2021
Current non-financial assets	ThU.S.$	ThU.S.$
Roads to amortize, current	56,171	56,949
Prepayment to amortize (insurance and others)	17,474	21,749
Recoverable taxes (related to purchases)	126,368	83,996
Other current non-financial assets	6,046	5,196
Total	206,059	167,890

	12-31-2022	12-31-2021
Non-current non-financial assets	ThU.S.$	ThU.S.$
Roads to amortize, non-current	71,094	72,054
Guarantee values	4,400	3,296
Recoverable taxes	6,363	4,605
Other non-current non-financial assets	10,657	8,594
Total	92,514	88,549

	12-31-2022	12-31-2021
Current non-financial liabilities	ThU.S.$	ThU.S.$
Provision of minimum dividend (1)	189,375	125,657
ICMS, PIS-COFINS and other tax payables - Brazil	32,145	24,590
Other tax payable	14,186	17,618
Other Current non-financial liabilities	7,272	5,789
Total	242,978	173,654

(1)	Correspond mainly to the minimum dividend provision of the parent company (see Note 26).

	12-31-2022	12-31-2021
Non-current non-financial liabilities	ThU.S.$	ThU.S.$
ICMS and other tax payable - Brazil	66,736	74,780
Other non-current non-financial liabilities	3,136	2,226
Total	69,872	77,006

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

In 2021, Arauco updated the dividend policy of the Company, establishing that in respect of fiscal year 2021, it will be distributed among the shareholders an amount equivalent to the 40% of the net profit for such year capable of being distributed as dividends, excluding from the calculation of such net profit the extraordinary benefits that the Company will obtain, through its subsidiary Forestal Arauco S.A., for the sale of assets to Vista Hermosa Inversiones Forestales SpA.

In the movement of consolidated statements of changes in equity was recognized a decrease of ThU.S.$ 437,995 (ThU.S.$ 596,012 as of December 31, 2021), of which ThU.S.$ 370,874 correspond to the provision of 40% of the distributable net
profit for the year 2022 (ThU.S.$ 396,012 for the period of 2021) and ThU.S.$ 67,121 correspond to the difference in the dividend provisioned for the change in policy on profits for year 2021 mentioned later in this Note.

As of December 31, 2022 Arauco in the financial statements recognized the balance of minimum dividend provision of the parent company for ThU.S.$ 186,903 (125,012 as of December 31, 202
1
). In December 2022 Arauco paid a provisional dividend for ThU.S.$ 183,971 (ThU.S.$ 271,000 as November of 2021) decreasing the minimum dividend provision.

In consideration of the profits obtained by the Company during the year 2021, in the Extraordinary Shareholders’ Meeting held on October 12, 2021, it was agreed the distribution of a definitive dividend (eventual dividend) with charge on the fund of retain profits. Generating a provision for ThU.S.$ 200,000, it was paid from October 25, 2021.

On April 8, 2022, our Board of Directors approved an amendment to the abovementioned dividend policy in respect of net income obtained in fiscal year 2021, in order to include in the calculation of the distributable net profit
for such fiscal year the extraordinary profits obtained by the Company for the aforementioned sale of assets
by the subsidiary Forestal Arauco S.A. to Vista Hermosa Inversiones Forestales SpA. The amendment to the dividend policy is based upon the very positive financial results obtained by Arauco during fiscal year 2021, already informed to the market, and its current cash availability.

The aforementioned modification to the Company’s dividend policy only applies for fiscal year 2021. For the eventual profits of the current fiscal year 2022 and for subsequent fiscal years, an amount equivalent to the 40% of the distributable net income for each fiscal year will be distributed as dividends. Nevertheless, the Board of Directors may decide to distribute and pay dividends to the shareholders, to the extent that it expects the year to finalize with positive results and that the Company’s liquidity allows such distribution and payment.

Considering the change in the dividend policy described above, the final dividend paid for the year 2021 increased by ThU.S.$ 67,121 compared to the provision as of December 31, 2021.

The following table details the adjustments made for the determination of distributable net profit as of December 31, 2022 and 2021:

	Distributable net profit
	12-31-2022 ThU.S.$	12-31-2021 ThU.S.$	12-31-2020 ThU.S.$
Net profit attributable to parent company	704,480	1,030,812	25,843
Adjustments:
Sale of lands	-	(167,802)	-
Biological assets
Unrealized gains (losses)	(12,933)	(79,452)	(183,927)
Realized gains (losses)	327,268	249,441	208,064
Deferred income taxes	(91,629)	(42,970)	(4,684)
Total adjustments	222,706	127,019	19,453
Distributable net profit	927,186	990,029	45,296

Basic and diluted earnings per share

Basic and diluted earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

	January-December
	2022	2021	2020
	ThU.S.$	ThU.S.$	ThU.S.$
Profit or loss attributable to ordinary equity holder of parent	704,480	1,030,812	25,843
Weighted average of number of shares	120,474,350	119,414,435	114,269,961
Basic and diluted earnings per share (in U.S.$ per share)	5.8476	8.6322	(0.2262)

NOTE 27. SUBSEQUENT EVENTS

1) Since the beginning of February, multiple forest fires have been affecting various locations in Chile in which we operate, such as Maule, Ñuble, Biobío, Araucanía and Los Ríos regions, many of which are the result of the irresponsible or intentional action of third parties (the “Fires”).

Regarding the fires, we disclosed the following on March 1, 2023:

For purposes of fire prevention and combat, the Company has more than 1,300 professional forestry brigade members, duly trained and equipped for firefighting, as well as 700 liquidation forestry brigade members. Additionally, the Company has 89 car bombs, 30 runways and helipads, a total of 35 aircrafts (11 tanker planes, 17 tanker and brigade transport helicopters, 4 heavy-duty helicopters and 3 coordination planes), 18 skidders, 2 bulldozers, 130 detection towers with cameras systems, a satellite fire detection service, and 3 detection centers, in addition to the support of national and international specialist companies.

The Company has approximately 47,000 hectares of potentially affected productive forest plantations (the “Plantations”). Considering the information currently available, the wood that should be able to be recovered (based on past experiences) and the applicable insurance coverage, it is preliminarily estimated that the impact on the financial statements of the Company as a result of the fires would be as of this date approximately ThU.S.$ 50,000.

2)
On April 6, 2023, our Board of Directors agreed to propose to the Shareholders' Meeting, that an amount equivalent to 50% of the 2022 distributable net profit be distributed among the shareholders. As of December 31, 2022, 40% of the distributable net profit was provisioned according to the policy in place as of that date.

3
) The authorization for the issuance and publication of these consolidated financial statements for the period ended December 31, 2022 was approved by the Board of Directors of Arauco at the Extraordinary Meeting No.
68
5
 held
o
n April
13
of 2023.

Subsequent to December 31, 2022 and as of the date of issuance of these consolidated financial statements, there have been no events, that could materially affect the presentation of these financial statements.

