Form 20-F/A
period 2022-12-31
ARAUCO & CONSTITUTION PULP INC
filed 2023-07-12
CIK 1004156

As filed with the Securities and Exchange Commission on July 12, 2023

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
  AMENDMENT NO. 1

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

Large Accelerated Filer	☐	Accelerated Filer	☐

Non‐Accelerated Filer	☒	Emerging Growth Company	☐

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
Yes
☐
No

☐

EXPLANATORY NOTE

Celulosa Arauco y Constitución S.A. (Arauco
and
Constitution Pulp Inc.) is filing this Amendment No. 1 on Form 20-F/A to its Annual Report on Form 20-F for the fiscal year ended December 31, 2022, as filed with the Securities and Exchange Commission on April 19, 2023, to include the certifications that were omitted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002  filed herein as Exhibit 13.1 and Exhibit 13.2, and the certifications pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, filed herein as Exhibit 12.1 and Exhibit 12.2. Other than as expressly set forth ab ov
e, this Amendment No. 1 does not, and does not purport to, revise, update, amend or restate the information presented in any Item of the previously filed Form 20-F, nor does it reflect any events that have occurred after the filing of the previously filed Form
20-F.

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
/A
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

This summary is based on the tax laws of Chile and the United States as in effect on the date of this Form 20-F
/A
, as well as regulations, rulings and decisions of Chile and the United States available on or before such date and now in effect. All of the foregoing is subject to change, and any changes could apply retroactively and could affect the continued validity of this summary.

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

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‐F
/A
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.
By:	/s/ Matías Domeyko
Matías Domeyko
Chief Executive Officer

Date:
July 12
, 2023

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