Form 20-F
period 2023-12-31
ARAUCO & CONSTITUTION PULP INC
filed 2024-04-05
CIK 1004156

As filed with the Securities and Exchange Commission on April
5
, 2024

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023
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

Title of each class:

4.500% Notes due 2024
3.875% Notes due 2027
4.250% Notes due 2029
4.200% Notes due 2030
5.500% Notes due 2047
5.500% Notes due 2049
5.150% Notes due 2050

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Shares of Common Stock, without par value
:
120,474,350
.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes
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
. The UF is a unit of account that is linked to, and adjusted daily to reflect changes in the Chilean consumer price index Reported by the
Instituto Nacional de Estadísticas
(Chilean National Institute of Statistics). As of December 31, 2023, one UF equaled U.S.$41.94 and Ch$36,789.36.

Regarding our pulp business, references to “hardwood” kraft pulp are to pulp made from eucalyptus or short fiber, and references to “softwood” kraft pulp are to pulp made from pine or long fiber.

Presentation of Financial and Other Data

This report includes the audited consolidated statement of financial position of Arauco and our subsidiaries as of December 31, 2023 and 2022 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years for the period ended December 31, 2023 (collectively, the “audited consolidated financial statements” or “financial statements”). In addition, this report includes selected financial information as of and for the periods ended December 31, 2019, 2020, 2021, 2022 and 2023.

We make statements in this report about the pulp market partly on the basis of information from third-party sources. This information is principally sourced from reports published by Hawkins Wright Ltd. and Resource Information Systems Inc. (“Fastmarkets RISI”), which are specialized consultants in the pulp market, and other data providers.

For your convenience, this annual report contains certain translations of Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, the U.S. dollar equivalent for information in Chilean pesos is based on the observed exchange rate reported by Banco Central de Chile, which we refer to as the “Central Bank of Chile” or the “Central Bank.” The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. On December 31, 2023, the observed exchange rate for Chilean pesos, as published in the website of the
Diario Oficial de la República de Chile
(the “Official Gazette”) on January 1, 2024, was Ch$877.12 to U.S.$1.00, and on April 1
,
2024, the observed exchange rate was Ch
$
952.59 to U.S.$1.00, as published in the website of the Official Gazette on April 2
,
2024. You should not construe these translations as representations that the Chilean peso amounts actually represent such dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. Unless otherwise specified, references to the devaluation or the appreciation of the Chilean peso against the U.S. dollar are in nominal terms (without adjusting for inflation) based on the observed exchange rates published by the Central Bank of Chile for the relevant period.

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

Forward-looking statements involve inherent risks and uncertainties. These forward-looking statements are based on current plans, estimates and projections; therefore, readers should not place undue reliance on them. Actual results could differ materially from those projected in such forward-looking statements because of various factors that may be beyond our control, including but not limited to our ability to service our debt, fund our working capital requirements, comply with financial covenants in certain of our debt instruments, fund and implement our capital expenditure programs and maintain our relationships with customers, as well as the effects on us from competition, future worldwide demand for forestry and wood products we produce in the different countries in which we have industrial operations, international prices for forestry and sawn timber products, the condition of our forests, possible shortages of energy, including electricity, the state of the economies in the main countries we operate and the world economy generally, the effects of a pandemic or epidemic and any subsequent mandatory regulatory restrictions or containment measures, the relative value of the local currencies in the countries we run manufacturing operations compared to other currencies, inflation, increases in interest rates, the effects of earthquakes, floods, tsunamis, forest fires or other catastrophic events, geopolitical risks and changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities. Forward-looking statements in this annual report speak only as of their dates, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

3

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

Selected Consolidated Financial Data

The selected consolidated financial information as of December 31, 2019, 2020, 2021, 2022 and 2023 and for each of the five years then ended is derived from, should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements which have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards”).

	As of and for the year ended December 31,
	2023	2022	2021	2020	2019
	(in thousands of U.S. dollars, except ratios and share data)
INCOME STATEMENT DATA
Revenue	6,011,819	7,102,070	6,349,761	4,732,869	5,329,214
Cost of sales	(4,744,095)	(4,274,496)	(3,681,603)	(3,445,284)	(3,910,378)
Gross profit	1,267,724	2,827,574	2,668,158	1,287,585	1,418,836
Other income	573,017	100,129	378,977	283,816	232,393
Distribution costs	(693,039)	(922,226)	(682,996)	(535,704)	(586,873)
Administrative expenses	(624,326)	(613,608)	(577,147)	(510,137)	(554,038)
Other expenses	(480,336)	(373,889)	(192,101)	(182,883)	(203,698)
Other gains (losses)	0	0	0	0	21,674
Finance income	131,666	72,116	33,499	29,449	32,582
Finance costs	(373,496)	(200,366)	(219,982)	(268,179)	(273,639)
Share of profit (loss) of associates and joint ventures accounted for using equity method	7,709	33,684	31,386	2,317	7,775
Exchange rate differences	(194,739)	(77,067)	(5,281)	(39,111)	(32,507)
Income (loss) before income tax	(385,820)	846,347	1,434,513	67,153	62,505
Income tax	27,293	(142,121)	(402,914)	(41,848)	(535)
Net income (loss)	(358,527)	704,226	1,031,599	25,305	61,970
BALANCE SHEET DATA
Current assets	4,175,578	3,774,921	3,919,325	3,544,325	3,931,381
Property, plant and equipment	10,207,477	9,848,822	9,133,490	8,544,438	7,932,562
Biological assets (1)	3,022,579	3,195,370	3,008,897	3,598,827	3,669,426
Total assets	17,910,364	17,180,108	16,661,310	16,028,319	15,860,030
Total current liabilities	2,071,742	1,526,284	1,429,642	1,097,593	1,261,522
Total non-current liabilities	7,829,593	7,393,840	7,413,164	7,515,091	7,229,093
Issued capital	803,618	803,618	803,618	603,618	353,618
Total equity	8,009,029	8,259,984	7,818,504	7,415,635	7,369,415
CASH FLOW DATA
Cash flow from (used in) operating activities	740,427	1,700,492	1,939,878	1,142,144	675,250
Cash flow from (used in) investing activities	(1,333,124)	(1,469,976)	(1,136,778)	(1,678,855)	(1,317,741)
Cash flow from (used in) financing activities	645,667	(527,219)	(822,241)	56,204	1,145,020
Net (decrease) increase in cash and equivalents before effect of exchange rate changes	52,970	(296,703)	(19,141)	(480,507)	502,529
OTHER FINANCIAL DATA
Capital expenditures (2)	1,263,725	1,431,420	1,362,268	1,740,634	1,198,906
Depreciation and amortization	661,068	507,029	492,704	516,012	519,380
Fair value cost of timber harvested	487,778	431,845	342,701	302,490	323,271
EBIT (3)	(143,990)	974,597	1,620,996	305,883	303,562
Adjusted EBITDA (3)	1,025,977	2,166,820	2,493,370	1,071,834	1,147,368
Adjusted EBITDA (3)/finance costs	2.75	10.81	11.33	4.00	4.19
Adjusted EBITDA (3)/revenue	17,1%	30.5%	39.3%	22.6%	21.5%
Average debt (4)/Adjusted EBITDA (3)	6.23	2.61	2.36	5.71	4.60
Total debt (5)	7,055,471	5,718,360	5,581,293	6,193,959	6,049,790
Total debt (5)/capitalization (6)	46.8%	40.9%	41.7%	45.5%	45.1%
Total debt (5)/equity attributable to parent company	88.2%	69.3%	71.5%	83.9%	82.5%
Working capital (7)	2,103,836	2,248,637	2,489,683	2,446,732	2,669,859
Number of shares	120,474,350	120,474,350	120,474,350	117,223,375	113,159,655
Net income (loss) per share (U.S.$ per share)	(3.0)	5.8	8.6	0.2	0.5
Dividends paid (8)	279,622	376,103	471,000	-	182,040
Dividends per share (U.S.$ per share)	2.32	3.12	3.91	-	1.61

(1)	Biological assets refer to our forests (current and non-current).
(2)	Includes capital expenditures in respect of property, plant and equipment and biological assets accrued for the period. Excludes acquisitions of companies.
(3)	We calculate EBIT as “net income” before “finance costs,” “finance income” and “income tax”. We calculate EBITDA as EBIT, plus “depreciation and amortization”.
(4)	Average debt is calculated as the average of total debt between the beginning and the end of the applicable year.
(5)	Total debt is calculated as the sum of other current financial liabilities and other non-current financial liabilities, minus hedging instruments.
(6)	Capitalization is calculated as total debt, including accrued interest, plus total equity.
(7)	Working capital is calculated by subtracting current liabilities from current assets.
(8)	Dividends paid corresponds to dividends paid to our shareholders.

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

In evaluating the performance of Arauco, we believe that each of these non-GAAP financial measures should be considered together with and should not be considered in isolation, or as a substitute for, the analysis of our results as reported under IFRS Accounting Standards. Some of the limitations of our non-GAAP financial measures are that EBIT, EBITDA and Adjusted EBITDA do not reflect: (i) our cash expenditures, or future requirements, for capital expenditures or contractual commitments; (ii) changes in, or cash requirements for, working capital needs; or (iii) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our outstanding debt.

Because not all companies calculate EBIT, EBITDA or Adjusted EBITDA in the same manner, such measures calculated by us may differ from such measures calculated by other companies. We compensate for these limitations by using EBIT, EBITDA and Adjusted EBITDA as supplemental measures to monitor our performance and by relying primarily on our financial statements that have been prepared in accordance with IFRS Accounting Standards.

The following table presents, for the periods indicated, a reconciliation of EBIT, EBITDA and Adjusted EBITDA to net income.

	As of and for the year ended December 31,
	2023	2022	2021	2020	2019
	(in thousands of U.S. dollars, except ratios and share data)
Net income (loss)	(358,527)	704,226	1,031,599	25,305	61,970
(+) Finance costs	373,496	200,366	219,982	268,179	273,639
(-) Finance income	(131,666)	(72,116)	(33,499)	(29,449)	(32,582)
(+) Income tax	(27,293)	142,121	402,914	41,848	535
EBIT	(143,990)	974,597	1,620,996	305,883	303,562
(+) Depreciation and amortization (*)	661,068	507,029	492,704	516,012	519,380
EBITDA	517,078	1,481,626	2,113,700	821,895	822,942
(+) Fair value cost of timber harvested	487,778	431,845	342,701	302,490	323,271
(-) Gain from changes in fair value of biological assets	(264,477)	(12,932)	(81,986)	(182,950)	(154,705)
(+) Exchange rate differences	194,739	77,067	5,281	39,111	32,507
(+) Others (**)	90,858	189,214	113,674	91,288	123,353
Adjusted EBITDA	1,025,976	2,166,820	2,493,370	1,071,834	1,147,368

(*)	See Note 7 and Note 19 of our audited consolidated financial statements for more detail on depreciation and amortization.
(**)	Reflects other non-cash expenses for loss of forest due to fires, theft and impairment provisions of industrial property, plant and equipment.

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

•	We depend on free international trade as well as economic and other conditions in our principal markets.

•	In Chile and in Mexico, we are located in a seismic area that exposes our properties to the risk of earthquakes and tsunamis.

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

•	Material disruptions affecting our manufacturing mills, remanufacturing facilities, forestry assets or commercial operations could negatively impact our financial results and forestry operations.

•	Currency fluctuations may have a negative effect on our financial results.

•	Disease or fires could affect our forests and manufacturing processes and, in turn, adversely affect our business, financial condition, results of operations and cash flows.

•	Climate change may negatively affect our business, financial condition, results of operations and cash flows.

•
We may undertake mergers, acquisitions and investments to expand or complement our operations that could result in operating difficulties or otherwise adversely affect our business, financial conditions and results of operations.

•	Labor action, contractual and other disputes could adversely affect our operations.

•	Cybersecurity events, such as a cyberattack, could adversely affect our business, financial condition and results of operations.

Risks Relating to Chile

•	Adverse changes in Chile’s political, legal, tax, social and economic conditions could directly impact our business and the market price of our securities.

•
Chile has different corporate disclosure standards from those with which you may be familiar in the United States, and Chile’s securities laws may not afford you the same protections as U.S. securities laws.

Risks Relating to the United States and Canada

•	Economic conditions in the United States and Canada may have a direct impact on our business, financial condition, results of operations and cash flows.

Risks Relating to Brazil

•	Economic conditions and government policies in Brazil may have a direct impact on our business, financial condition, results of operations and cash flows.

•	The Brazilian government has exercised significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on our business.

Risks Relating to Argentina

•	Economic conditions and government policies in Argentina may have a direct impact on our business, financial condition, results of operations and cash flows.

•	The Argentine government has exercised significant influence over the Argentine economy. Argentine political and economic conditions have a direct impact on our business.

Risks Relating to Mexico

•	Economic conditions and government policies in Mexico may have a direct impact on our business, financial condition, results of operations and cash flows.

•	The Mexican government has exercised significant influence over the Mexican economy. Mexican political and economic conditions have a direct impact on our business.

Risks Relating to Uruguay

•	Economic conditions in Uruguay, or the failure of Montes del Plata and its affiliates to service their debt, may have a direct impact on our financial condition, results of operations and cash flows.

Risks Relating to Other Markets

•	Our business, earnings and prospects may be adversely affected by developments in other countries that are beyond our control.

•	Developments in other emerging and developed markets may adversely affect the market price of our securities and our ability to raise additional financing.

Risks Relating to Our Securities

•	The non-payment of funds by our subsidiaries could have a material adverse effect on our business, financial condition, results of operations and ability to service our debt, including our securities.

•	Changes in Chilean tax laws could lead us to redeem our securities.

•
Credit rating downgrades below investment grade could have a material and adverse effect on our business, financial condition, results of operations and ability to service our debt, including our securities.

•	As a result of these risks and other risks described under “Risk Factors” there is no guarantee that we will experience growth or profitability in the future.

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

The following table sets forth historic price fluctuations for bleached hardwood kraft pulp sold in China (pulp made from eucalyptus or birch which is sold in China or “BHKP – China”) which is the benchmark for bleached hardwood pulp sold in China, for bleached hardwood kraft pulp sold in Europe (pulp made from eucalyptus or birch which is sold in Europe or “BHKP – Europe”) which is the benchmark for bleached hardwood pulp sold in Europe, for Norscan bleached softwood kraft market pulp sold in China (pulp produced in North American, Nordic and Central European countries and sold to manufacturers of paper products delivered in China, or “NBSK – China”) which is the benchmark for bleached softwood pulp sold in China and for Norscan bleached softwood kraft market pulp sold in Europe (pulp produced in North American, Nordic and Central European countries and sold to manufacturers of paper products delivered in Northern Europe, or “NBSK – Europe”) which is the benchmark for bleached softwood pulp sold in
Europe,
for each of the years indicated.

	Year ended December 31,
BHKP	2019	2020	2021	2022	2023
China
Minimum Price	456.69	441.26	500.46	588.18	474.65
Maximum Price	699.95	499.08	780.09	866.17	810.07
Year-end Price	456.92	499.08	576.42	827.59	653.35

Europe
Minimum Price	680.00	680.00	680.00	1,140.00	800.00
Maximum Price	1,024.16	681.80	1,140.00	1,380.00	1,379.97
Year-end Price	680.01	680.00	1,140.00	1,380.00	1,007.96
NBSK
China
Minimum Price	557.57	554.41	672.88	762.12	650.10
Maximum Price	714.43	670.56	985.23	989.69	910.07
Year-end Price	557.57	670.56	755.05	884.99	749.25

Europe
Minimum Price	819.84	819.96	879.79	1,260.00	1,145.88
Maximum Price	1,188.70	879.36	1,340.00	1,498.06	1,429.58
Year-end Price	819.95	879.36	1,260.67	1,429.03	1,242.99

*	Source: Fastmarkets RISI, Prices in U.S. dollars.

Hardwood Pulp.
During the first months of 2019, prices for NBHK – China and NBHK – Europe remained relatively stable, due to the Chinese New Year that took place in February 2019 and lower pulp demand, respectively. After the first quarter, prices started to decrease and this trend continued through the end of the year, mainly due to (i) growing trade tensions between China and the United States, (ii) higher inventories of some pulp producers and (iii) lower economic activity in Europe. Throughout 2020, hardwood pulp prices remained low and stable mainly due to the impact of the COVID-19 pandemic and high inventories of some pulp and paper producers. During the last weeks of 2020 and the first quarter of 2021, prices of both BHKP – Europe and BHKP – China started steadily increasing, mostly due to normalization of demand and logistic issues which constrained supply chains to a certain extent. During the second quarter of 2021, prices remained stable for BHKP – China, albeit at high levels, and continued to increase for BHKP – Europe. Prices for BHKP – Europe remained largely stable during the second half of 2021, and prices for BHKP – China decreased somewhat mostly due to a lower operating rate of paper producers and electrical outages.
During the
first quarter of 2022, prices increased in comparison with the last week of the fourth quarter of 2021, in both BHKP – Europe and BHKP – China, mostly due to logistical
issues, strikes or work stoppage that occurred to a relevant competitor, meanwhile in Europe due to high economic activity and low levels of imports from Asia. Moreover, shortage of birch in Northern Europe caused significant pressure on short fiber which make producers switch to long fiber. During the second quarter of 2022, prices increased again due to inflation affecting the markets in both BHKP – Europe and BHKP – China. During the second half of 2022, prices of both BHKP – Europe and BHKP – China remained relatively stable due to a normalization of logistical issues and a relatively stabilization of inventories.  2023 began with price declines for both BHKP-Europe and BHKP-China, with an increase in supply due to the injection of new pulp capacity in the market towards the end of March. BHKP-China prices reached their minimum of the year yet started to stabilize by the end of the second quarter of 2023, while BHKP-Europe continued declining due to reduced demand. During the third quarter of 2023, BHKP-China prices increased due to higher demand, while BHKP-Europe began to stabilize. By the end of 2023, prices for both BHKP-China and BHKP-Europe increased, fueled by improved European demand resulting from reduced pulp inventories and narrowed price differentials with China.

Softwood Pulp.
During the first quarter of 2019, softwood pulp prices followed a similar trend to hardwood pulp prices. After the first quarter and through the third quarter of 2019, prices in China and Europe began to markedly deteriorate mainly due to growing trade tensions between China and the United States and duties imposed by both countries that impacted pulp demand. During the fourth quarter of 2019, prices stabilized to a certain extent. Throughout the first three quarters of 2020 softwood pulp prices remained low and stable mainly due to the impact of the COVID-19 pandemic and high (yet decreasing) inventories of some pulp and paper producers
. During the fourth quarter of 2020, inventories somewhat stabilized which led to an increase in prices of NBSK mainly during the final weeks of the year. The first quarter of 2021 continued with the trend observed during the last weeks of 2020, with prices of both NBSK – Europe and NBSK – China steadily increasing, mostly due to normalization of demand, and logistic issues which constrained supply chains to a certain extent. During the second quarter of 2021, prices remained stable for NBSK – China, albeit at high levels, and continued to increase for NBSK – Europe. Prices for NBSK – Europe remained largely stable during the second half of 2021, and prices for NBSK – China decreased somewhat mostly due to a lower operating rate of paper producers and electrical outages.
During the
first quarter of 2022, prices increased in comparison with the last week of the fourth quarter of 2021, in both NBSK – Europe and NBSK – China, mostly due to logistical
issues and also in Europe, due to high economic activity and low levels of imports from Asia. During the second quarter of 2022, prices increased again due to inflation affecting the markets in both NBSK – Europe and NBSK – China. During the third quarter of 2022, prices of both NBSK – Europe and NBSK – China remained relatively stable; and at the end of the year of 2022, prices decreased due to a normalization of logistic issues and a relatively stabilization of inventories. Prices decreased considerably during the first quarter of 2023 for NBSK-Europe and NBSK-China due to high inventories and low paper production. During the second quarter of 2023, prices remained low for NBSK-China while prices for NBSK-Europe continued to decline. In the third quarter of 2023, prices for both NBSK-Europe and NBSK-China increased towards the end of the quarter until year-end, due to higher demand rates.

Wood Products.
Throughout 2019, the panels market remained healthy with strong sales particularly in the United States and Canada. The sawn timber and plywood markets both evidenced oversupply and prices were thereby affected. Additionally, trade tensions between China and the United States added further pressure on prices, especially with respect to sawn timber products. Wood products markets remained stable during 2019 in terms of prices and sales volume compared to 2018. During the first half of 2020, we confronted significant challenges due to adverse effects that the COVID-19 pandemic had on the wood products markets, especially during the second quarter of the year. During the second half of 2020, prices continuously improved due to an increase in demand, especially in the construction and remodeling sectors, among other reasons. During 2021, the wood products markets remained generally stable and at high levels both in terms of prices and sales volume. Prices for some wood products continued to increase throughout the year, and we observed some supply shortages in some of the markets we participate in. During 2022, the wood products markets’ demand remained relatively stable in panel consumptions in North America. In addition, our sawn timber segment’s demand was relatively stable during the first half of 2022 and a relatively restricted supply due to logistic issues.
During 2023, average prices of all wood products decreased throughout the year, with panels being affected by higher interest rates, oversupply, high inventories, and political uncertainty. Sawn timber was mainly affected by slower markets throughout the year.

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

Furthermore, in February 2022, Russian troops invaded Ukraine. Although the severity and duration of the ongoing military action are highly unpredictable, Russia’s prior annexation of Crimea, recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions being levied by the United States, the European Union, and other countries against Russia, with additional potential sanctions threatened and/or proposed. Russia’s military incursion and the market volatility could adversely affect the global economy and financial markets and thus could affect our business, financial condition, or results of operations. In addition, the conflict has resulted in significant volatility in certain commodity prices, as well as in supply chain complications and increases in oil and natural gas prices which has resulted in higher fuel prices and – consequently – in a sharper rise in inflation around the world. If prolonged, these fluctuations could materially affect our business, financial condition or results of operations. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by this conflict or resulting sanctions may magnify the impact of other risks described in this annual report.

More recently, on October 19, 2023 the Houthi movement, which controls parts of Yemen, launched a number of attacks on marine vessels in the Red Sea. The Red Sea is an important maritime route for international trade. As a result of such disruptions, we have experienced, and may continue to experience, extended lead times, delays in supplier deliveries, increased transportation and component costs, and increased costs for expedited shipments. Finally, the ongoing military conflict in the Middle East between Israel and Hamas is also a source of uncertainty. The conflict could bring about disruption, instability and volatility in global markets and supply chains, which could in turn adversely affect our business operations and financial performance.

The duration and material impact of these conflicts remain highly unpredictable but could be substantial.

We depend on free international trade as well as economic and other conditions in our principal markets.

We are a global company with industrial operations in eleven countries, from which we sell our products in the domestic market and through exports. In 2023,
34.2
% of our sales were to customers in Asia,
31.7
% to customers in North America,
25.6
% to customers in Central and South America,
6.7
% to customers in Europe, and
1.8
% to customers in other regions. Consequently, our results of operations and cash flows depend, to a significant degree, on economic, political and regulatory conditions in our principal markets. Our ability to compete effectively in our markets could be materially and adversely affected by a number of factors beyond our control, including deterioration in macroeconomic conditions, exchange rate volatility, government subsidies and the imposition of increased tariffs or other trade barriers. If our ability to sell our products competitively in one or more of our principal markets were impaired by any of these developments, it might be difficult to reallocate our products to other markets on equally favorable terms and our business, financial condition, results of operations and cash flows might be adversely affected.

In Chile and in Mexico, we are located in a seismic area that exposes our properties to the risk of earthquakes and tsunamis.

Our properties in Chile and in Mexico are located in seismic areas that expose our facilities, plants, equipment and inventories to the risk of earthquakes and even subsequent tsunamis in some areas. A significant earthquake or other catastrophic event could severely affect our ability to meet our production targets or satisfy customer demand and could require us to make unplanned capital expenditures, resulting in lower sales and having a material adverse effect on our financial results. For example, on February 27, 2010, an earthquake with an 8.8 magnitude on the Richter scale occurred in the South-Central Region of Chile, followed by a tsunami that affected the coast. This event led to the suspension of our operations in the region. It resulted in significant asset impairment charges due to earthquake-related damage to property and inventories, as well as a significant decrease in our sales volumes due to plant closures, which had an adverse effect on our results of operations and cash flows.

We cannot assure that we will not experience suspensions or interruptions or unexpected damage to our property as a result of earthquakes, aftershocks, tsunamis, any related repair and maintenance or other consequences associated with such events, or that our insurance coverage will be sufficient, any of which could have a material adverse effect on our revenue, results of operations and financial condition.

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

In respect to such regulations, in November 2015, the Cruces river, where the Valdivia mill disposes its effluents, became subject to the Secondary Water Quality Standard for the Valdivia River Basin (hereinafter, the “Norm” or “SWQSVR”). The Valdivia mill discharges its treated effluents into the Cruces River, which is part of the Valdivia River Basin.

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

In December 2017, the government restarted the rulemaking process and published a new draft SWQSVR for public comments. The draft proposes to impose regulations with practically the same parameters and limits included in the previous Norm declared void by the Supreme Court. In our opinion, the draft presents flaws similar to those detected in the previous rulemaking process, among others, the lack of identification and consideration of its actual economic and social costs and that most of its parameters and limits are not technically or environmentally reasonable. The public comment process finished in March 2018 and several comments from the public and different stakeholders were submitted, including various technical, economic and legal reports from third parties. In September 2023, the government submitted a final report for the consideration of the Sustainability and Climate Change Ministers’ Committee (
Consejo de Ministros para la Sustentabilidad y el Cambio Climático
) and the President of the Republic. If the new norm enters into force, we cannot exclude the possibility that the regulatory authority may declare that the Valdivia River Basin is “contaminated” and thus initiate an administrative proceeding to impose a decontamination plan, which may include new limits on discharges of wastewater applicable to our Valdivia mill.

Environmental concerns led to the temporary suspension of our operations at the Valdivia mill in 2005, which adversely affected, and in the future may continue to adversely affect, our business, financial condition, results of operations and cash flows.

Our operations at the Valdivia mill have been subject to environmental scrutiny by Chilean environmental regulators and the Chilean public since the mill began its operations in 2004. A variety of concerns and claims have been raised regarding the mill’s potential environmental impacts in the area. Primarily, it has been alleged that the mill’s operations impacted the habitat of the nearby Carlos Anwandter Nature Sanctuary and contributed to the migration and death of black-neck swans living in the area. In connection with an environmental administrative proceeding, environmental regulators required us to suspend operations at the Valdivia mill for approximately one month in January 2005.

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

In connection with the death of fish in the Cruces River in January 2014 close to the Valdivia mill’s effluent discharge, in January 2019, the National Defense Council instituted a civil lawsuit seeking reparations from us for environmental harm allegedly caused by our Valdivia mill in connection with the death of fish in the Cruces River in January 2014. The National Defense Council did not determine the damages in this lawsuit, which could be sought by the

National Defense Council in a separate proceeding before a civil court. The Company filed its defense in February 2019. The lawsuit remains under review by the court as of the date of this annual report. A decision by the Third Environmental Court is expected to be rendered during 2024, which could eventually be appealed before the Supreme Court. We cannot predict the outcome or impact of this lawsuit or when it may be resolved. If the result of such lawsuit is unfavorable to us, we may be required to conduct studies on ecosystems and biodiversity as well as to implement programs to both repopulate and monitor species under conservation. We may be required to incur in significant costs to repair any environmental harm a court determines we have caused
.

The commencement of similar criminal and civil proceedings against us at any time in the future could adversely affect some of our mills. We can neither predict the likelihood that we will face such similar proceedings in the future, nor the likely outcome or impact of any such proceedings.

We are also subject to certain administrative proceedings. In 2016 the Superintendence of the Environment initiated administrative proceedings against the Valdivia mill. The first part of the proceeding against the Valdivia mill concluded in 2017. On December 15, 2017, the Superintendence of the Environment decided that the Valdivia mill was liable for ten out of eleven charges and imposed a fine of 7,777 UTA (approximately U.S.$6.5 million as of December 2018). We appealed this decision on April 5, 2018 before the Third Environmental Court. A decision by the Third Environmental Court was issued in February 2020. This decision partially accepted the claim, only in connection with the inadequate classification of one of the charges, ordering the Superintendence to make a new classification. The decision also mentioned that the Superintendence had not proved that the death of fish in the Cruces River in January 2014 was caused by the operations of the Valdivia mill. This ruling was appealed by both the Superintendence and us before the Supreme Court. In December 2022, the Supreme Court upheld the Third Environmental Court decision, confirming most of the fines but stating that the death of fish in the Cruces River in January 2014 was not caused by the operations of the Valdivia mill. The Superintendence will make a new classification in connection therewith (as of the date of this annual report, the Superintendence has not yet made this new classification). In January 2023, we paid the corresponding fines of approximately 5,360.2 UTA (approximately U.S.$4.9 million as of January 2023).

I
n 2019, our Moncure mill received an initial notice of violation from the North Carolina Department of Energy, Mineral, and Land Resources for exceedings of stormwater benchmarks. The administrative proceeding will remain open until the Moncure mill can demonstrate long-term compliance with such benchmarks. There was no civil penalty assessed for the initial notice of violation.

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

As of December 31, 2023, we had approximately U.S.$
7.1
billion of outstanding indebtedness. The economic environment prevailing at any point in time may prevent us from accessing, or restrict our access to, credit and capital markets to satisfy our financing needs, or we may not be able to refinance our existing indebtedness on terms that are favorable to us or at all. If we are unable to refinance our indebtedness as it becomes due, or if we refinance such indebtedness on terms that are not favorable to us, our business, results of operations and financial condition could be materially and adversely affected. For further information, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk”.

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

A long-lasting conflict in part of the South of Chile has extended in territory and escalated in violence in recent years towards areas where we have operations, especially in the Biobío, Araucanía and Los Ríos regions. This conflict has included assaults, occupation of lands, arson of machinery and other assets, road blockades and confrontations with police. We have also faced other additional difficulties in such regions, including theft of logs. Further escalation of violence may result in material disruptions to our forestry or industrial operations in such regions.

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

Disease or fires could affect our forests and manufacturing processes and, in turn, adversely affect our business, financial condition, results of operations and cash flows.

Our operations are subject to various risks affecting our forests and manufacturing facilities, including disease and fire. Pests and diseases afflicting radiata or taeda pine plantations in other parts of the world may migrate and may significantly affect the forestry industries in Chile, Argentina, Brazil or Uruguay in the future.

Similarly, forest fires are always a risk, particularly during the forestry fires season in Chile that typically extends through the southern hemisphere summer, from the last quarter of each calendar year through the first quarter of the following year.

In January and February 2017, wildfires, exacerbated by high temperatures, the action of the winds, low atmospheric humidity and the complexity of combatting multiple focal points that appeared simultaneously in different places, broke out in the central and southern regions of Chile, and in respect of us, in the Maule, Ñuble and BioBío regions. As a consequence of such fires, we suffered the burning of approximately 72,500 hectares of forest plantations, which had a fair value of approximately U.S.$210 million, according to IFRS Accounting Standards . The affected forest plantations represented approximately 5.6% of the fair value of the total of our forest plantations, and approximately 1.5% of our total assets.

During the 2021-2022 forest fire season, approximately 7,566 hectares of our forest plantations were adversely affected by fires.

During the 2022-2023 forest fire season, approximately 47,000 hectares of our productive forest plantations in Chile were adversely affected by fires that occurred in early 2023 in the regions of Maule, Ñuble, Araucanía, Biobío and Los Ríos due to a combination of multiple irresponsible and/or intentional actions by third parties and extreme unfavorable weather conditions such as high temperatures, low humidity and high winds. As of December 31, 2023, we recognized a forest fire loss of U.S.$17 million net of insurance compensation for the fires in Chile, representing approximately 3.2% of the fair value of our total forest plantations.

As of the date of this annual report, during the 2023-2024 forest fire season, approximately 800  hectares of our forest plantations had been adversely affected by fires.

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

On the contrary, the year 2023 had a very rainy season in central and southern Chile, which caused some regions to overcome the water deficit they had carried over from previous years, reaching their normal records and in some cases surpassing them.

In June and August 2023, heavy rainfall in the Maule region caused the Mataquito River to overflow, flooding Licantén city and the Licancel pulp mill. In September 2023, Licancel's indefinite suspension of operations was publicly announced due to, among other reasons, high climate variability.

In the 2023 summer season, great damages were caused in Chile both to nature and individuals due to high temperatures combined with strong gusts of wind and very dry land caused by lack of rainfall in previous years. This scenario caused the spread of forest fires that devastated part of Arauco's forestry assets. For more information regarding certain risks to our forests presented by disease and fire, see “Item 3. Key Information
—
Risk Factors
—
Risks Relating to the Company
—
Disease or fires could affect our forests and manufacturing processes and, in turn, adversely affect our business, financial condition, results of operation and cash flows.”

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

Labor action, contractual and other disputes could adversely affect our operations.

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

In Uruguay, under Laws 18.099 and 18.251, the liability for our Montes del Plata joint operation with Stora Enso arises only in case of subcontractors, intermediaries or suppliers of labour manpower (as defined in
Article
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

Cybersecurity events, such as a cyberattack, could adversely affect our business, financial condition and results of operations.

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

For the year ended on and as of December 31, 2023,
70.9
% of our property, plant and equipment and forest assets were directly owned by Arauco and our Chilean subsidiaries, and
51.2
% of our revenues were attributable to our Chilean operations. Accordingly, our business, financial condition, results of operations and cash flows depend, to a considerable extent, upon political and economic conditions in Chile. Future changes in Chile’s political, regulation and economic conditions - affecting interest rates, inflation, tax rates or charges on imports and/or exports, among others - could adversely affect our business, financial condition, results of operations and cash flows and may impair our ability to proceed with our strategic plan of business. In addition, such changes may impact the market price of our securities.

On October 25, 2020, Chile held a referendum whereby nearly 80% of voters opted to replace the National Constitution and to have a new National Constitution drafted by a special constitutional convention (the “Constitutional Convention”). The Constitutional Convention was composed of 155 members, and elections to select the members were held on May 15 and 16, 2021. The Constitutional Convention began working on a proposed constitution in July 2021 and finalized the proposed constitution on July 4, 2022. On September 4, 2022, Chile held a national plebiscite in which the proposed constitution was rejected by 61.86% of the voters.

After the rejection of the constitution proposed by the Constitutional Convention, the
Chilean lawmakers
agreed to enter into a new constitutional process and submit a new proposal to public referendum. On March 6, 2023, an expert’s commission was installed to draft a new constitutional proposal to be afterwards reviewed and eventually revised by a constitutional council
(the “Constitutional C
ouncil
”) composed by 50 members elected in public elections held on May 7, 2023.

On December 17, 2023, the new constitution proposed by the Constitutional Council was submitted to a national plebiscite in which it was rejected by 55.76% of the votes cast.

We cannot assure that the political and social situation or future developments in Chile, will not have an adverse effect on our business, financial condition or result of operations. Further, we cannot assure that any new government policies, or any new law enacted by Congress will not adversely affect the Chilean economy or, directly or indirectly, our business, operations, and revenues.

Chile has different corporate disclosure standards from those with which you may be familiar in the United States, and Chile’s securities laws may not afford you the same protections as U.S. securities laws.

The securities disclosure requirements applicable to certain foreign private issuers differ from those applicable to issuers domiciled in the United States in some important respects. Accordingly, the information about us available to you will not be the same as the information disclosed by a U.S. company required to file reports with the U.S. Securities and Exchange Commission (the “SEC”).

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

For the year ended on and as of December 31, 2023, 4.6% of our property, plant and equipment were owned by our U.S. subsidiaries, and 14.1% of our revenues were attributable to our U.S. operations. See “Item 4. Information on our Company
—
Description of Business.”

For the year ended on and as of December 31, 2023, 0.3% of our property, plant and equipment were owned by our Canadian subsidiaries, and 3.5% of our revenues were attributable to our Canadian operations. See “Item 4. Information on our Company
—
Description of Business.”

As a result of the foregoing, to a certain extent, our business, financial condition, results of operations and cash flows will be dependent on economic conditions in the United States and Canada.

Risks Relating to Brazil

Economic conditions and government policies in Brazil may have a direct impact on our business, financial condition, results of operations and cash flows.

For the year ended on and as of December 31, 2023, 5.0% of our property, plant and equipment and forest assets were owned by our Brazilian subsidiaries and 10.2% of our revenues were attributable to our Brazilian operations. See “Item 4. Information on our Company
—
Description of Business.” As a result of the foregoing, to a certain extent, our business, financial condition, results of operations and cash flows will be dependent on economic conditions in Brazil.

The Brazilian government has exercised significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on our business.

The Brazilian government has exercised a substantial influence over many aspects of the Brazilian economy. The Brazilian government’s actions to control inflation and other policies and regulations have involved in the past, among other measures, wage and price controls, currency devaluations, capital controls and limits on imports. The business, financial condition, results of operations and cash flows of our Brazilian subsidiaries may be adversely affected by such matters, changes in policy or regulation involving tariffs and exchange controls, as well as by other factors.

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

Risks Relating to Argentina

 Economic conditions and government policies in Argentina may have a direct impact on our business, financial condition, results of operations and cash flows.

For the year ended on and as of December 31, 2023, 4.9% of our property, plant and equipment and forest assets were owned by our Argentine subsidiaries, and 9.5% of our revenues were attributable to our Argentine operations. As a result of the foregoing, our business, financial condition, results of operations and cash flows will be dependent, to a certain extent, on economic conditions in Argentina. See “Item 4. Information on our Company
—
Description of Business
—
History.”

There are various aspects of the Argentine economy that could adversely affect our operations, including, among others, inflation, interest rates, taxes and foreign exchange controls implemented in Argentina, which include the obligation to repatriate foreign currency obtained abroad and strong restrictions on the transfer of funds abroad, with certain exceptions for authorized transactions.

In 2017, we signed an intercompany loan with Arauco Argentina S.A. (“Arauco Argentina”), for U.S.$250 million, which proceeds were used to repay in full certain Arauco Argentina’s debt that we guaranteed. During 2018, Arauco Argentina prepaid U.S.$90 million. The balance due after such prepayment was U.S.$160 million.

On May 28, 2020, the Central Bank of the Argentine Republic (“BCRA”) issued Communication “A” 7030 (as amended from time to time, “Communication 7030”), which established additional requirements on outflows made through the local foreign exchange market (“MULC”). Among other things, Communication 7030 provides that the BCRA’s prior approval is required to access the foreign exchange market to make financial debts principal payments abroad if the creditor is an affiliate of the debtor. This requirement is applicable until December 31, 2024. This provision continues in force and the BCRA has not yet authorized Arauco Argentina to make the principal payments that were due on June 1, 2020, December 1, 2020, June 1, 2021, December 1, 2021, and June 1, 2022, which is the loan expiration date. However, under Communication "A" 7301 of the BCRA, which allows access to the MULC without the prior approval of the BCRA for the cancellation of this type of loans between related parties, to those who have a Certification of increase in Exports of Goods for the year 2021, Arauco Argentina made a partial cancellation of U.S.$ 6 million of the overdue debt on July 14, 2022. The balance due after such payment of principal is U.S.$154 million.

On April 21, 2023, the BCRA issued Communication “A” 7746 which provides that the BCRA’s prior approval is required to access the foreign exchange market to make payments abroad of interests of financial debts if the creditor is an affiliate of the debtor. This requirement is applicable until December 31, 2024. This provision continues in force and the BCRA has not yet authorized Arauco Argentina to make the interest payments that were due on June 1, 2023, and December 1, 2023. As of December 31, 2023 the amount of interest due is approximately U.S.$ 26.9 million.

During 2023, the former administration of the Argentine government approved different rules that complexified or directly prohibited access to the MULC for payments to foreign suppliers. For this reason, Arauco Argentina has received a series of loans from its shareholder Arauco Wood Ltd. in order to be able to make certain payments on overdue debts. The balance due as of December 31, 2023 is U.S.$23.5 million.

We cannot predict how current foreign exchange restrictions may change after the date hereof and whether they may limit or impede our ability to fulfill our commitments, which in turn may have a negative impact on our financial condition, results of operations and cash flows.

We have no control over and cannot predict how any future changes in economic policy or other changes in the Argentine economy may affect our operations and revenues in Argentina.

The Argentine government has exercised significant influence over the Argentine economy. Argentine political and economic conditions have a direct impact on our business.

The Argentine government has exercised a substantial influence over many aspects of the Argentine economy. In furtherance of its economic objectives, the Argentine government has adopted a wide variety of measures, such as wage and price controls, currency devaluations, exchange and capital controls and limits on imports, among others. The business, financial condition, results of operations and cash flows of our Argentine subsidiaries may be adversely affected by any such measures or regulatory changes, including with respect to tariffs and exchange controls.

On December 10, 2023, Mr. Javier Milei took office as new President of Argentina. During the first weeks in office, the new government announced several economic measures, including a devaluation of the Argentine currency.

Despite the proposals of the new administration, the regulations currently in force may continue to have a material effect on the private sector, including our operations in Argentina. We have no control over and cannot predict how government intervention and policies will affect the Argentine economy or, directly and indirectly, our operations and financial condition.

Future economic, social and political developments in Argentina may adversely affect the business, financial condition, results of operations and cash flows of our Argentine subsidiaries.

Risks Relating to Mexico

Economic conditions and government policies in Mexico may have a direct impact on our business, financial condition, results of operations and cash flows.

For the year ended on and as of December 31, 2023, 1.3% of our property, plant and equipment were owned by our Mexican subsidiaries, and 3.4% of our revenues were attributable to our Mexican operations. See “Item 4. Information on our Company
—
Description of Business.”

In the past, Mexico has experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation, government intervention in the economy and other economic disruptions. Future economic, social and political developments in Mexico may adversely affect the business, financial condition, results of operations and cash flows of our Mexican subsidiaries.

The Mexican government has exercised significant influence over the Mexican economy. Mexican political and economic conditions have a direct impact on our business.

The Mexican government has exercised a substantial influence over many aspects of the Mexican economy. The Mexican government’s actions to control inflation and other policies and regulations have involved in the past, among other measures, wage and price controls, currency devaluations, capital controls and limits on imports. The business, financial condition, results of operations and cash flows of our Mexican subsidiaries may be adversely affected by such matters, changes in policy or regulation involving tariffs and exchange controls, as well as by other factors.

The Mexican government’s actions have had and may continue to have a material effect on private sector entities, including our operations in Mexico. We have no control over and cannot predict how government intervention and policies will affect the Mexican economy or, directly and indirectly, our operations and revenues.

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

For the year ended on and as of December 31, 2023, 13.0% of our property, plant and equipment and forest assets were located in Uruguay, and 8.1% of our revenues were attributable to the Uruguayan joint operation of Montes del Plata. See “Item 4. Information on our Company
—
Description of Business.”

We have made significant investments, and we may make additional ones in the future. As a result, our financial condition and results of operations may consequently depend, to a certain extent, on political and economic conditions. Certain future actions by the Uruguayan government, including, among others, actions with respect to forestation, inflation, interest rates, foreign exchange controls and taxes, could have a material adverse effect on our operations.

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

Our financial condition and the market price of our securities may be adversely affected by declines in the international financial markets and world economic conditions. Investors’ reactions to developments in one country can affect the securities markets and the securities of issuers in other countries. Negative developments in the international financial markets in the future could adversely affect the market price of our securities and impair our ability to raise additional capital.

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

 On November 24, 2023, Moody’s changed our ratings outlook from stable to negative, mentioning subpar financial results during the first nine months of 2023 due to unique circumstances, such as the ramp up process of Line 3 of the Arauco pulp mill (“Arauco 3”) contemplated by the “MAPA” project, a steep fall in prices, the severe forest fire in early 2023 and mill stoppages.

We cannot assure that we will not be subject to further credit rating downgrades. Credit rating downgrades below investment grade could have a material and adverse effect on our ability to service our debt, including our securities, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

Item 4.  Information on our Company

Description of BusinesS

Overview

We believe we are one of Latin America’s largest forest plantation owners and one of the world’s largest producers of market pulp, bleached and unbleached softwood kraft pulp, bleached hardwood kraft pulp, dissolving and fluff pulp, and panels (fiberboard and particleboard) in terms of production capacity. We have industrial operations in Chile, Argentina, Brazil, Mexico, the United States and Canada. We also have industrial operations in Uruguay, through our 50% share in the Montes del Plata joint operation, and in Spain, Portugal, Germany and South Africa, through our 50% share in the Sonae Arauco joint venture. As of December 31, 2023, we owned more than 822 thousand hectares of forest plantations in Chile, Argentina, Brazil and Uruguay combined.

During 2023, (i) we sold
3.8
million metric tons of pulp, in the form of hardwood bleached pulp, softwood bleached pulp, softwood unbleached pulp, fluff pulp, and dissolving pulp; (ii) we sold
7.3
million cubic meters of wood products, including sawn timber (green and kiln-dried lumber), remanufactured wood products, plywood and panels (medium-density fiberboard (“MDF”), particleboard (“PBO”), and high-density fiberboard (“HDF”)); and (iii) we harvested
19.5
million cubic meters of sawlogs and pulplogs. Our revenues consist of export sales and domestic sales in the countries where we have industrial operations. During 2023, sales in Asia, North America and South and Central America accounted for
34.2
%,
31.7
% and
25.6
%, respectively, of our total revenue for such year.

As of December 31, 2023, our planted forests consisted of approximately
55.8
% radiata, taeda and elliottii pine and approximately
42.0
% eucalyptus. We seek to manage our forestry resources sustainably and in a way that ensures that the annual growth of our forests is equal to or greater than the volume of resources we harvest each year. In 2023, we planted a total of
100,615
hectares and harvested a total of
57,782
hectares in Chile, Argentina, Brazil and Uruguay.

We operate our business through two main segments: pulp and wood products, each as described below.

Pulp

Our pulp segment consists of our manufacturing of market pulp, bleached and unbleached softwood kraft pulp, bleached hardwood kraft pulp, dissolving pulp and fluff pulp. Our pulp segment also includes our sales of forestry products (i.e., sawlogs, pulplogs, chips and others) and energy.

We own five pulp mills in Chile, one in Argentina and jointly own one in Uruguay through our Montes del Plata joint operation with Stora Enso. Our aggregate installed annual pulp production capacity (including our 50% share of the Montes del Plata mill’s 1.4 million metric ton capacity) is approximately 5.3 million metric tons. During 2023, our pulp mills produced 3.5 million tonnes of bleached pulp and 0.3 million tonnes of unbleached pulp.

During 2023, our sales volume (in tonnes) in Asia and Oceania, Europe, North and South America and others represented approximately
76.8
%,
15.8
%,
7.3
%, and
0.1
%, respectively, of our total pulp sales volume for such year. During 2023, our pulp and forestry segment revenues were U.S.$
2,686.8
million, representing
44.7
% of our total revenues for such year.

Wood Products

Our wood products segment consists of our manufacturing of fiberboard panels, sawn timber, plywood and remanufactured wood products.

During 2023, our wood products sales volume (in cubic meters) in North America, Central and South America, Asia and Oceania, and other countries represented approximately 49.0%, 36.4%, 11.3% and 3.3%, respectively, of our total wood products sales volume for such year. During 2023, our wood products segment revenues were U.S.$3,131.1 million, representing 52.1% of our total revenues for such year, and were comprised of (i) U.S.$2,148.3 million in sales of fiberboard panels and (ii) U.S.$982.9 million in sales of sawn timber, plywood and remanufactured wood products.

Fiberboard Panels

We own and operate fiberboard panels mills in Chile, Argentina, Brazil, the United States, Canada and Mexico. Fiberboard includes MDF, PBO and HDF. As of December 31, 2023 our aggregate installed annual fiberboard panels production capacity was approximately
6.6
million cubic meters, and our production during 2023 was approximately
5.1
million cubic meters.

During 2023, our sales volume (in cubic meters) of particleboard panels and medium-density fiberboard panels represented approximately
48.9
% and
51.1
% of our total fiberboard panels sales volume, respectively. For the same year, our fiberboard panels sales volume (in cubic meters) in the United States and Canada, Brazil, Mexico, Argentina, Chile and other countries represented approximately
42.8
%,
27.8
%,
11.6
%,
9.8
%,
4.6
% and
3.4
%, respectively, of our total fiberboard panel sales volume for such year.

Sawn Timber, Plywood & Remanufactured Wood Products

We own and operate sawmills in Chile and in Argentina with an aggregate installed annual production capacity of approximately
2.7
million cubic meters of sawn timber. We also own plywood mills with an aggregate installed annual production capacity of approximately
0.7
million cubic meters. Additionally, we own remanufacturing facilities in Chile and in Argentina that reprocess sawn timber into remanufactured wood products such as mouldings and frames. In 2023, we produced
2.9
million cubic meters of sawn timber, plywood and remanufactured wood products.

During 2023, our sawn timber, plywood and remanufactured wood products sales volume (in cubic meters) in the United States, Chile, China, Mexico, South Korea, Vietnam, Japan, Saudi Arabia and others represented approximately
24.9
%,
13.6
%,
11.3
%,
8.2
%,
7.7
%,
5.2
%,
4.4
%,
4.3
% and
20.2
%, respectively, of our total sawn timber and remanufactured wood products sales volume for such year.

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
—
Major Shareholders.”

In 1996, we acquired Alto Paraná S.A., an Argentine company that subsequently changed its name to Arauco Argentina S.A., which, at the time of the acquisition, owned plantations and other land in Argentina and manufactured and sold bleached softwood kraft pulp. With this initial acquisition, we began our expansion outside of Chile.

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

On September 27, 2009, we entered into a series of joint operation agreements with Stora Enso, which resulted in Stora Enso and us agreeing joint control over a group of companies operating in Uruguay, which comprise the Montes del Plata joint operation (“Montes del Plata”).

In 2011, the Montes del Plata joint operation built a state-of-the-art pulp mill with an annual production capacity of 1.3 million tonnes, a port and a power producing unit based on renewable sources, all located in Punta Pereira in the department of Colonia, Uruguay. The Montes del Plata pulp mill entered the production phase in June 2014 and reached full production capacity in October 2015.

In September 2012, we acquired 100% of the shares of Flakeboard Company Limited, (“Flakeboard”), a North American producer of wood paneling for furniture with seven panel mills in Canada and the U.S., with an aggregate annual production capacity of 1.2 million cubic meters of MDF panels, an annual production capacity of 1.2 million cubic meters of PBO, and an annual production capacity of 634,000 cubic meters of melamine.

In May 2015, we acquired 50% of the shares of a Spanish subsidiary of Sonae Industria, named Tableros de Fibras S.A., and changed its name to “Sonae Arauco”. We and Sonae Industria jointly control Sonae Arauco. Sonae Arauco and its subsidiaries produce market wood panels of the oriented strand board (“OSB"), MDF and PBO type, and sawn timber through the operation of: (i) two panel mills and one sawmill in Spain; (ii) two panel mills and one resin plant in Portugal; (iii) three panel mills and one impregnation papers plant in Germany, (iv) and two panel mills in South Africa (one of which is currently shut down). The aggregate annual production capacity of Sonae Arauco is approximately 460,000 cubic meters of OSB, 1,450,000 cubic meters of MDF, 2,270,000 cubic meters of particleboards and 100,000 cubic meters of sawn timber.

On October 25, 2016, our Board of Directors approved the “MDP Grayling” project by our U.S. subsidiary Flakeboard America Limited, located in the State of Michigan, United States of America. The project consisted of the construction and operation of a mill dedicated to the manufacture of medium-density particle board. The current production capacity of the mill is 800,000 cubic meters of PBO per year, of which approximately 320,000 cubic meters are coated with melamine paper. The project began operations by April 2019 and required an investment of approximately U.S.$450 million, which was financed with our own resources and bank loans.

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

On December 6, 2017, through our Brazilian subsidiary Arauco do Brasil S.A., we acquired from Masisa S.A., or “Masisa”, 100% of Masisa do Brasil Ltda., currently named Arauco Indústria de Painéis Ltda. The main assets acquired as a result of the transaction consist of two industrial complexes located in Ponta Grossa (Paraná) and in Montenegro (Rio Grande do Sul). They have a line of MDF boards with an annual installed capacity of 300,000 m3, a line of PBO with a current annual installed capacity of 500,000 m3, and four lines of melamine coating, with a total annual installed capacity of 660,000 m3.

In January 2019, through our subsidiaries Arauco Internacional and AraucoMex, S.A. de C.V., we acquired all the shares of certain of Masisa’s Mexican subsidiaries. The main assets acquired were two industrial complexes located in Durango and Zitácuaro, that consist of three PBO lines with an annual installed capacity of 339,000 m3; an MDF line with an annual installed capacity of 220,000 m3; thermally fused laminates (“TFL”) lines with an annual installed capacity of 309,000 m3; a chemical plant with an installed capacity of 60,000 tonnes of resins and 60,600 tonnes of formaldehyde; and impregnation lines with an aggregate annual installed capacity of 28.9 million of m2.

On July 24, 2018, our Board of Directors approved the modernization and expansion of the Arauco mill located in the Province of Arauco, Bio Bío Region, Chile (
Proyecto Modernizacion Ampliacion de la Planta Arauco, MAPA
). The MAPA project
included
the construction and start-up of a new production line of 1,560,000 annual tonnes of bleached hardwood kraft pulp (Arauco 3), with an estimated investment of approximately U.S.$2.85 billion. The MAPA project is expected to increase the net production of the Arauco mill by approximately 1,270,000 tonnes of pulp, reaching Arauco mill a total production capacity of approximately 2,100,000 annual tonnes. The modernization and expansion began in February 2019. Line 1 of the Arauco mill ceased its operations on January 3, 2022, and on January 20, 2023, the production of the first bale of pulp manufactured entirely in Arauco 3 was completed.

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

On May 13, 2021, our subsidiary Forestal Arauco S.A. (“Forestal Arauco”) executed a master agreement, by means of which it agreed to sell to Vista Hermosa Inversiones Forestales SpA, a company controlled by BTG Inversiones Forestales Fondo de Inversión, managed by BTG Pactual Chile S.A. Administradora General de Fondos, 461 forest properties that included a total of 80,489 hectares, for a total price of U.S.$385,500,000 net of value added tax. On August 17, 2021, the conditions precedent for the closing of the aforementioned transaction were fulfilled, and we proceeded to transfer 430 properties pursuant to the master agreement, for a total price of U.S.$343,668,299 net of value added tax.

In December 2021 Arauco Forest Brasil S.A. acquired the remaining 20% participation that Stora Enso Amsterdam B.V. had in Arauco Florestal Arapoti S.A. for a price of approximately R$294.5 million (U.S.$52.5 million).

On June 22, 2022, we signed a collaboration agreement with the Government of Mato Grosso do Sul, in Brazil. The foregoing is an important preparatory step that allows us to continue our evaluation of building a new pulp mill. If conditions permit, which would include obtaining all necessary permits and the approval of our Board of Directors, this new mill (Sucuriú Project) would have an estimated production capacity of 2.5 million tons of short fiber pulp and would require an estimated investment of approximately U.S.$3 billion.

On September 27, 2022, our Board of Directors approved the decision adopted by our subsidiary Arauco Industria de México, S.A. de C.V., to carry out the construction of a new production line of MDF with an estimated investment of approximately U.S.$235 million, to be located in our industrial complex in Zitácuaro, Michoacán, Mexico. Upon completion, this project is expected to add approximately 300,000 cubic meters of annual MDF production capacity, of which 150,000 cubic meters would be melamine laminated.

On December 20, 2023, we entered into a share purchase and sale agreement by virtue of which we agreed, together with our subsidiary Inversiones Arauco Internacional Limitada, to sell all of our shares and equity rights held directly in Arauco Florestal Arapoti S.A. and Arauco Forest Brasil S.A., and indirectly in Empreendimentos Florestais Santa Cruz Ltda. and Florestal Vale do Corisco S.A., which hold assets mainly in the state of Paraná, Brazil, to a company specially incorporated for such purpose and appointed by the Brazilian company Klabin S.A. We hold the totality of the shares and rights in such Brazilian forestry companies except for Florestal Vale do Corisco S.A., where we indirectly own only 49% of the shares and rights of such company.

The eucalyptus and pine forest plantations subject to the aforementioned sale occupy approximately 85,000 hectares. Moreover, it should be considered that the sale of shares and social rights does not extend to the industrial assets related to the panel plants in Brazil, nor to other forestry assets located mainly in the state of Mato Grosso do Sul, Brazil, and which relate to an industrial project to build a pulp mill in the future, called the "Sucuriú Project". The total price of the agreed purchase and sale (which is subject to adjustments customary for this type of transactions) is US$1,160,000,000, payable at the transaction closing date. The closing of the transaction is subject to the fulfilment of certain conditions precedent, including the authorization of the Brazilian competition authorities (Administrative Council for Economic Defense or "CADE").

On March 12, 2024, Eufores S.A. and Forestal Cono Sur S.A. (affiliates of Montes del Plata) acquired all the shares and social rights of four companies owned by Global Timber Spain SLU and Global Timer International LLC in Uruguay.
The companies acquired are: Taurion S.A., Taurion Asociación Agraria de Responsabilidad Limitada, Monte Fresnos S.A. and Monte Fresnos Asociación Agraria de Responsabilidad Limitada.
These companies jointly own approximately 32,000 hectares in Uruguay, of which approximately 19,000 hectares are planted with eucalyptus.

Our principal executive offices are located at Avenida El Golf 150, 14 th
Floor, Las Condes, Santiago, Chile, and our telephone number is +56-2-2461-7200. Our website is
www.arauco.cl
or
www.arauco.com
. The contents of our website and other websites referred to herein or therein are not part of this annual report. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov).

ORGANIZATIONAL STRUCTURE

We are substantially wholly-owned by Empresas Copec S.A., a public company listed on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange. Empresas Copec is a holding company, the principal interests of which are in Arauco, gasoline and gas distribution, electricity, fishing and mining. See “Item 7. Major Shareholders and Related Party Transactions
—
Major Shareholders.”

The following table sets forth our ownership interests in our subsidiaries as of December 31, 2023.

	Country of incorporation	Total stock held (%)
Agrícola Ranquillón SpA	Chile	98.6411
Agrícola San Carlos SpA	Chile	99.9484
Agrícola Santa Emilia SpA	Chile	98.9484
Agrícola Santa Isabel SpA	Chile	99.9484
Agrícola Siberia SpA	Chile	98.6411
Agrícola Trupán SpA	Chile	98.6411
Arauco Argentina S.A.	Argentina	99.9801
Arauco Australia Pty Ltd.	Australia	99.9990
Arauco Bioenergía SpA	Chile	99.9990
Arauco Canada Ltd.	Canada	99.9991
Arauco Celulose do Brasil S.A.	Brazil	99.9991
Arauco Colombia S.A.	Colombia	99.9983
Arauco do Brasil S.A.	Brazil	99.9991
Arauco Europe Cooperatief U.A.	The Netherlands	99.9990
Arauco Florestal Arapoti S.A.	Brazil	99.9990
Arauco Forest Brasil S.A.	Brazil	99.9991
Arauco Industria de México S.A. de C.V.	Mexico	99.9991
Arauco Indústria de Painéis S.A.	Brazil	99.9991
Arauco Middle East DMCC	Dubai	99.9990
Arauco MS Participações S.A.	Brazil	99.9990
Arauco North America, Inc.	U.S.A.	99.9991
Arauco Participações Florestais Ltda	Brazil	99.9991
Arauco Perú S.A.	Peru	99.9990
Arauco Pulp Limited	United Kingdom	99.9990
Arauco Ventures Limited	United Kingdom	99.9990
Arauco Wood (China) Company Limited	China	99.9990
Arauco Wood Limited	United Kingdom	99.9991
Araucomex S.A. de C.V.	Mexico	99.9991
Araucomex Servicios S.A. de C.V.	Mexico	99.9991
Consorcio Protección Fitosanitaria Forestal S.A.	Chile	56.8311
E2E SpA	Chile	99.9986
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	99.9991
Forestal Arauco S.A.	Chile	99.9484
Forestal Cholguán S.A.	Chile	98.6411
Inversiones Arauco Internacional Limitada	Chile	99.9990
Investigaciones Forestales Bioforest SpA	Chile	99.9489
Leasing Forestal S.A. (1)	Argentina	99.9801
Lemu Earth SpA	Chile	87.6539
Lemu Global Limited	United Kingdom	94.3783
Lemu Inc.	U.S.A.	94.3783
Maderas Arauco Costa Rica S.A.	Costa Rica	99.9990
Maderas Arauco S.A.	Chile	99.9986
Mahal Empreendimentos e Participações S.A.	Brazil	99.9991
Novo Oeste Gestão de Ativos Florestais S.A.	Brazil	99.9991
Servicios Aéreos Forestales Ltda.	Chile	99.9991
Servicios Logísticos Arauco SpA	Chile	99.9992
Tecverde Engenharia S.A.	Brazil	89.3906
Woodaffix LLC.	U.S.A.	99.9991

(1)	Company under ongoing liquidation.

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

•	Creating high quality products and materials for the paper, packaging, furniture, construction and energy industries and providing high quality service to our customers.

•	Consolidating and expanding our presence internationally in regions we believe offer comparative advantages in the industry sectors in which we operate.

Domestic and Export Sales

The following table sets forth our revenues derived from exports and domestic sales for the years indicated.

	Year ended December 31,
	2023	2022	2021
	(in millions of U.S. dollars)
Export Sales (1)
Bleached pulp	$1,885	$1,920	$1,819
Unbleached pulp	208	418	320
Dissolving pulp	280	244	305
Sawn timber	355	501	485
Remanufactured wood products	261	405	301
Plywood	254	333	287
Fiberboard panels	369	574	412
Other	5	6	5
Total export revenue	$3,617	$4,401	$3,934
Domestic Sales (2)
Bleached pulp	$176	$162	$131
Unbleached pulp	4	8	12
Dissolving pulp	0	1	1
Sawn timber	54	84	97
Remanufactured wood products	20	25	28
Plywood	39	45	64
Fiberboard panels	1,779	2,077	1,822
Logs	96	110	82
Chips	-	-	3
Electric power	90	90	87
Other	137	99	89
Total domestic revenue	$2,395	$2,701	$2,416
Revenue	$6,012	$7,102	$6,350

The following table sets forth a geographic market breakdown of our revenues for the years indicated.

	Year ended December 31
	2023	2022	2021
	(in millions of U.S. dollars)
Export Sales (1)
Asia	$2,056	$1,976	$1,919
North America	840	1,210	919
Europe	400	558	434
Central and South America	211	285	337
Other	110	372	325
Total export revenues	$3,617	$4,401	$3,934
Domestic Sales (2)
Asia	-	-	-
North America	1,067	1,388	1,137
Europe	-	-	-
Central and South America	1,328	1,313	1,279
Other	-	-	-
Total domestic revenues	$2,395	$2,701	$2,416
Revenue	$6,012	$7,102	$6,350

(1)	Export sales are sales in a country different from the country where the goods were produced.
(2)	Domestic sales are sales in the same country where the goods were produced.

Forestry Activity

Radiata and taeda pines grow at the fastest rates within a narrow band of latitude and under certain climatic conditions. One of South America’s main advantages in the forestry industry is the short growing cycle of its radiata and taeda pine plantations. The fast growth rate of radiata and taeda pine trees allows harvesting of pulplogs and sawlogs approximately 18 years after planting and of high-quality sawlogs approximately 24 years after planting. For most temperate softwood forests in the Northern Hemisphere this range is 18 to 45 years for pulplogs and 50 to 150 years for high quality sawn timber. Consequently, in the countries in which we have pine (Argentina and Chile), the forestry industry is a relatively low-cost producer, since it takes less time and a smaller area to produce the same volume of pine as its North American or European competitors, who face lower forest growth rates and higher transportation and investment costs as a result of the larger tracts of forests necessary to produce equivalent yields of softwood. Accordingly, since the mid-1970s, we have focused our forest management on the application of advanced genetic and silviculture techniques to increase productivity and the quality of our plantations.

Once planted, eucalyptus trees require no further forest management (other than fire control and weed reduction) until harvest. The average harvest cycle of eucalyptus plantations is approximately 7 to 12 years in the countries in which we have eucalyptus forests (Chile, Brazil, Uruguay and Argentina). Once harvested, eucalyptus can be replanted or regrown.

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

Forest Plantations

The information in this section refers to 100% of the plantations we own in Chile through Forestal Arauco, 100% of the plantations we own in Argentina through Arauco Argentina, 50% of the plantations we own in Uruguay through the Montes del Plata joint operation, 100% of the plantations owned in Brazil by Arauco Forest Brasil, 100% of the plantations owned by Arauco Florestal Arapoti, 100% of the plantations owned by Mahal Emprendimentos e Participacoes S.A., 100% of the plantations owned by Novo Oeste Gestao de Ativo Florestais S.A., 100% of plantations owned by Arauco Celulose do Brasil S.A. and 49% of plantations owned by Arauco Forest Brasil in the areas granted in usufruct by Florestal Vale do Corisco, unless otherwise mentioned.

As of
December
31, 2023, our planted forests mainly consisted of
approximately
55.8% radiata, taeda and elliottii pine and 42.0% eucalyptus. Radiata, taeda and elliottii pine have a rapid growth rate and a short harvest cycle compared to many other commercial softwoods. These pine species are sufficiently versatile for both the production of forestry and timber and the production of long-fiber pulp for sale to manufacturers of paper and packaging. Eucalyptus is used to produce short-fiber pulp for sale to manufacturers of paper and tissue.

We seek to manage our forestry resources seeking to ensure that the annual growth of our forest is equal to or greater than the volume of resources harvested each year. In 2023, we planted a total of 100,615 hectares and harvested a total of 57,782 hectares in Chile, Argentina, Brazil and Uruguay.

Our planted radiata pine forests are located in central and southern Chile, and within close proximity to our major production facilities. As of December 31, 2023, we owned approximately
1.1
million hectares of land in Chile, of which approximately
596
thousand hectares are forest plantations.

As of December 31, 2023, we owned approximately
264,439
hectares of forest and other land in Argentina, approximately
308,485
hectares of forest and other land in Brazil and approximately
138,084
hectares of forest and other land that Montes del Plata owns in Uruguay. Of the total land we own in Uruguay through the Montes del Plata joint operation,
63
% is planted with eucalyptus (mainly dunnii with
78
%, and other species with
22
%).

Of the total land we own in Argentina, Brazil and Uruguay (through Montes del Plata), approximately
139,205
hectares of land are planted with taeda pine and elliottii pine, both species of softwood that have a growth rate similar to that of radiata pine, and
219,214
hectares with eucalyptus. The balance includes plantations of other species of trees, land to be planted, protected areas and native forests.

The following table sets forth the number of hectares and types of uses of our land holdings and rights, as of December 31, 2023.

	As of December 31, 2023
	Total	Distribution
	(in hectares)	(percentage)
Pine plantations (1)
0-5 years	169,176	10%
6-10 years	120,891	7%
11-15 years	116,051	7%
16-20 years	65,732	4%
21+ years	71,820	4%
Subtotal	543,670	31%
Eucalyptus plantations (2)	408,887	23%
Plantations of other species	21,278	1%
Subtotal of plantations	973,835	55%
Land for plantations	141,088	8%
Land for other uses (3)	659,172	37%
Total (4)	1,774,095	100%

(1)	All years are calculated from the date of planting.
(2)	Approximately 78% of our eucalyptus plantations are less than 10 years old.
(3)	Includes roads, firebreaks, native forests and yards.
(4)
Includes 100% of the plantations we own in Chile through Forestal Arauco, 100% of the plantations we own in Argentina through Arauco Argentina, 50% of the plantations we own in Uruguay through the Montes del Plata joint operation, 100% of the plantations owned in Brazil by Arauco Forest Brasil, 100% of the plantations owned by Arauco Florestal Arapoti, 100% of the plantations owned by Mahal Empreendimentos e Participacoes S.A., 100% of the plantations owned by Novo Oeste Gestao de Ativo Florestais S.A. and 49% of plantations owned by Arauco Forest Brasil in the areas granted in usufruct by Florestal Vale do Corisco. Also includes
151,581
hectares for which we have the right to harvest but do not own the land, of which 10,737 hectares are in Chile, 174 hectares are in Argentina, 97,724 hectares are in Brazil and
42,945
hectares are in Uruguay.

Land Acquisition and Afforestation

As of December 31,
2023
, we owned forest plantations in Chile, Brazil, Argentina, and via our joint operation Montes del Plata, in Uruguay. Our total land assets have increased from fewer than 170,000 hectares in 1980 to 1.8 million hectares as of December 31, 2023. In the five years ending December 31, 2023, we purchased 18,308 hectares of land, all of which were in Chile. For more information regarding our material acquisitions, see “Item 4. Information on our Company
—
Description of the Business
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

Forest Management

For our pine plantations, our forestry management activities seek to increase our production of sawlogs through advanced genetic techniques, planting and site preparation procedures, thinning and pruning. Managed forests can produce trees of larger diameter and, if pruned, a higher proportion of clear wood, which generally commands a higher price than knotted wood. Although some land is not suitable for the production of pruned logs, as of December 31, 2023, approximately
44
% of our pine forests in Chile were conducive to clear wood production.

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

As of December 31, 2023, we had 20 nurseries in Chile, Argentina, Brazil and Uruguay (through Montes del Plata), in which we grow seedlings using seeds and cuttings from genetically selected trees. To achieve higher quality trees and an increased growth rate, we apply strict selection criteria to the trees from which seedlings are produced. We then plant the seedlings manually or mechanically. Depending upon the species of tree to be planted and the nutrient and physical characteristics of the soil, we may also undertake a certain amount of ground preparation before planting. Our other principal forest activities are thinning, pruning and harvesting.

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

Pruning involves removing branches, the source of knots, which are the main defect in sawn timber. Pruning results in a high-quality clear wood sawlog of 5.8 meters from each tree, and is conducted three times:

•	when trees are five to seven years old,

•	one year later, when trees are six to eight years old, and

•	one year later, when trees are seven to nine years old.

Our eucalyptus plantations are neither thinned nor pruned.

Harvesting timber involves felling trees, removing branches from the logs, cutting the logs into appropriate sections and loading those logs onto trucks for transport to sawmills, panel mills or pulp mills. We use the lower section of the radiata pine, comprising the first 7 to 12 meters, in sawmills and plywood mills. We use the mid-section of the radiata pine, comprising, on average, the next 8 to 13 meters, in either sawmills or pulp mills, depending on the diameter and quality of the pine. We use the top section of the tree for pulp, MDF and PBO production.

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

	Year ended December 31,
	2023	2022	2021
	(in hectares)
Thinning	2,421	6,688	3,511
Pruning	21,048	15,029	23,898
Harvesting	30,392	30,005	31,785

We manage our forest activities, but we hire independent contractors to perform many of our operations, including planting, maintenance, thinning, pruning, harvesting, transportation and access road construction. As of December 31, 2023, we had arrangements with more than
174
independent contractors that employed over
10,426
workers in Chile. Many of these contractors have long-standing relationships with us, but we award the contracts based on competitive bids. We manage our forests both internally and via independent contractors. We developed a program aimed to increase the mechanization of our harvesting operations.

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

We operate an extensive fire control system to minimize fire damage to our forests in Chile. Our fire control system consists primarily of a system of automated spotter towers, cameras and drones from which information regarding direction of any fire observed is sent to a central command post, manned 24 hours a day during the summer months, where the fire’s exact location is determined, and an appropriate ground and/or aerial response is formulated. The focus of this operation is to detect the fires as soon as possible and to reach the location in less than 20 minutes in order to prevent fires from spreading. Our resources include, among others, Air Crane and Super Puma helicopters, land and heliborne professional brigades and a Mobile-App designed to provide forestry brigades with the best route to fight fires in the shortest time possible. Also, when feasible, we work in firefighting activities with governmental authorities, other fire control organizations and local communities.

During the 2019-2020 season, approximately 7,431 hectares of our forest plantations were affected by forest fires. This includes approximately 4,703 hectares of forest plantations affected in our Brazilian and
Argentine
operations. During the 2020-2021 season, considering our plantations in Chile, Argentina, Brazil and 50% of our plantations in Uruguay, approximately 4,145 hectares were affected by forest fires. During the 2021-2022 season, 7,566 hectares of our forest plantations were adversely affected by forest fires.

The estimated fair value of our plantations adversely affected by the forest fires in the 2021-2022 season was approximately U.S
.$
15.0 million, representing approximately 0.7
%
of the fair value of our total forest plantations and approximately 0.09
%
of our total assets, in each case under IFRS
Accounting Standards
.

During the 2022-2023 forest fire season, approximately 47,000 hectares of our productive forest plantations in Chile were adversely affected by fires that occurred in early 2023 in the regions of Maule, Ñuble, Araucanía, Biobío and Los Ríos due to a combination of multiple irresponsible and/or intentional actions by third parties and extreme unfavorable weather conditions such as high temperatures, low humidity and high winds. As of December 31, 2023, we recognized a forest fire loss of U.S.$17 million, net of insurance compensation, for the fires in Chile, representing approximately 3.2% of the fair value of our total forest plantations and approximately 0.1% of our total assets, in each case under IFRS
Accounting Standards
.

For more information regarding certain risks to our forests presented by disease and fire, see “Item 3. Key Information
—
Risk Factors
—
Risks Relating to the Company
—
Disease or fires could affect our forests and manufacturing processes and, in turn, adversely affect our business, financial condition, results of operation and cash flows.”

Forest Production

We harvested
19.5
million cubic meters of logs during the year ended December 31, 2023, consisting of
8.0
million cubic meters of sawlogs,
6.1
million cubic meters of pine pulplogs and
5.5
million cubic meters of eucalyptus pulplogs and other logs. During 2023, our sawmills and panel mills used
5.8
million cubic meters of sawlogs. We also sold
1.1
million cubic meters of sawlogs to unaffiliated domestic sawmills during 2023.

A log merchandising facility located at the same site as our Horcones I sawmill (Chile) optimizes, cuts and classifies wood destined for our plywood facility, sawmills or pulp mills with an annual processing capacity of 1.0 million cubic meters of logs per year. The Nueva Aldea complex (Chile) also includes a log merchandising facility, with an annual processing capacity of 2.6 million cubic meters of logs per year.

Our forests are subject to various risks, including disease or fires. The forest plantations affected by the fires had insurance coverage, with their corresponding deductibles and limits.

For more information regarding certain risks to our forests presented by disease and fire, see “Item 3. Key Information
—
Risk Factors
—
Risks Relating to the Company
—
Disease or fires could affect our forests and manufacturing processes and, in turn, adversely affect our business, financial condition, results of operation and cash flows.”

Pulp

We believe that we were Chile’s largest producer of bleached and unbleached softwood market pulp in terms of production in 2023. For the year ended December 31, 2023, our worldwide pulp sales were U.S
.$
2.6 billion, representing 42.5% of our consolidated revenues for such year.

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

Pulp Mills

As of December 31, 2023, we owned five pulp mills in Chile, one in Argentina, and jointly owned one in Uruguay with Stora Enso, with an aggregate installed annual production capacity of approximately
5.3
million tonnes. This figure includes 50% of the installed annual production capacity of our Montes del Plata joint operation in Uruguay. Our six pulp mills, and the 50% volume from our interest in the Montes del Plata mill, produced
3.5
million tonnes of bleached pulp and
0.3
million tonnes of unbleached pulp in 2023.

All our pulp mills in Chile, Argentina and Uruguay are certified under international standards. You can find more information about our certifications under the “sustainability” section of our website (https://www.arauco.cl/en/sostenibilidad/certificaciones/).

The following table sets out kraft pulp installed capacity and production in thousands of tonnes for each of the years indicated.

			Production
Mill	Product	Installed Capacity	2023	2022	2021		2020	2019
Chile
Arauco 1 (1)	BHKP	-	-	1	225		240	262
Arauco 2	BSKP	540	479	469	486	*	477	496	*
Arauco 3 (2)	BHKP	1,560	803	-	-		-	-
Nueva Aldea	BHKP	520	486	481	515		526	522
Nueva Aldea	BSKP	520	486	483	481		502	500
Valdivia (3)	DP/BHKP	550	296	324	436		543	491
Constitución	UKP	355	215	288	309		296	311
Licancel (4)	UKP	160	87	148	150		123	142
Uruguay
Montes del Plata (5)	BHKP	720	719	715	749		710	693
Argentina
Puerto Esperanza	FLUFF/BSKP	350	257	266	298		304	304
Total		5,275	3,828	3,175	3,649		3,721	3,721

(*)	Represents bleached and unbleached production volume.
(1)	In January 2022, after 50 years in operation, Line 1 of the Arauco mill was permanently shut down as contemplated by the MAPA project and in accordance with the environmental permit.
(2)
In our Arauco mill, the new Line 3 started feeding the digester on December 29, 2022. Therefore, production of our Arauco mill is not yet at its full capacity. For more information, see “Item 4. Information on our Company—Description of Business—History.”

(3)
In May 26, 2022 a fire broke out in the drying machine of our Valdivia mill which forced us to stop operations until September 2022, when we partially started operations again thanks to a temporary repair.
We stopped operations in the mill in April 2023, in order to permanently repair the damaged dryer. In August 2023, the mill started normal operations once again.

(4)	Licancel mill indefinitely suspended operations in August 2023.
(5)	Considers 50% of Montes del Plata.

The following is a description of each of our pulp mills in Chile, Argentina and Uruguay.

Chile

Arauco Line 2, or “Arauco 2”.
Arauco 2 is located at the Arauco mill and was completed in 1991. Arauco 2 produces elementary chlorine-free pulp, which does not use chlorine gas. Elementary chlorine-free pulp is also produced by most of our competitors in each of the world’s major pulp producing regions. This mill includes technological improvements in its production process and environmental design, when compared to other mills that we have had. The installed annual production capacity of Arauco 2 is approximately 540,000 tonnes. Although the mill mainly produces bleached softwood kraft pulp, it could also produce unbleached softwood kraft pulp.

Arauco 3.
Arauco 3 is also located in the Arauco mill and produced its first bale of pulp in January 2023. The mill was designed considering an elementary chlorine free bleaching process and seeking to minimize the use of water per tonne, minimizing gaseous and liquid emissions to the environment, and optimizing the use of energy to maximize power energy surplus to national net based in biomass. The installed annual production capacity of Arauco 3 is approximately 1,560,000 annual tonnes of bleached hardwood kraft pulp.

Constitución Mill
. The Constitución mill is located in the Maule Region, Chile, and has an installed annual production capacity of approximately 355,000 tons, which we believe ranks it among the largest unbleached softwood market pulp mill in the world. The unbleached pulp produced in this mill does not use any chlorine in its production process.

Licancel Mill
. We acquired the Licancel mill in September 1999. It is located in the Maule Region, in Licantén, which is 250 kilometers south of Santiago. Investments made during 2018 increased the mill’s installed annual production capacity from approximately 155,000 tonnes to 160,000 tonnes of unbleached softwood kraft pulp.
For the second time in 2023, the Licancel mill had to stop its operations completely on August 21, 2023 as a result of the overflow of the Mataquito River caused by the severe weather conditions that affected the central-southern zone of Chile. Following a thorough analysis of the consequences and damages resulting from such event, and as result of the same, together with the extreme climatic variability, consecutive floods of the Mataquito River during the winter of 2023, extreme periods of drought leading to repeated shutdowns in previous summers, high-impact forest fires that have significantly reduced the availability of wood at an industrial level, in addition to the years of operation of the main equipment, on September 12, 2023 we took the decision to indefinitely suspend the pulp manufacturing process at the Licancel mill.

Valdivia Mill
. The Valdivia mill commenced operations in February 2004. The Valdivia mill is located in the Los Ríos Region of Chile, an area with significant radiata pine and eucalyptus plantations. The Valdivia mill has an installed annual production capacity of approximately 550,000 tonnes of bleached hardwood pulp. The Valdivia mill is equipped to produce elementary chlorine-free pulp. In June 2020, we completed the “Dissolving Pulp Project” that allowed the Valdivia mill to produce dissolving pulp, and also to switch back to producing paper-grade bleached hardwood pulp when required. See “Item 4. Information on our Company
—
Description of Business
—
History” for further information on the Valdivia mill.

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

Cash Cost of Bleached Softwood Kraft Pulp Delivered to China

Based on information published by Hawkins Wright Ltd., we believe that in 2023 our total delivered cash cost for bleached softwood kraft pulp produced in Chile and delivered to China was lower than the average total delivered cash cost for bleached softwood kraft pulp produced in certain other regions of the world and delivered to China, mainly due to lower wood and labor costs, as well as lower transportation costs from Chile to China.

The following table sets forth (i) our cash costs for bleached softwood kraft pulp produced by Arauco in Chile and delivered to China and (ii) based on information published by Hawkins Wright Ltd., estimated average cash costs for bleached softwood kraft pulp produced in the regions specified below and delivered to China.

	Cash Production Costs of Bleached Softwood Kraft Pulp Delivered to China
	Arauco (1)	British Columbia Coast	West Canada Interior	United States	Sweden	Finland
	(in U.S.$ per tonne)
Wood	234	284	271	206	344	358
Chemicals	87	70	74	92	89	79
Labor and other cash costs (2)	188	231	237	215	160	122
Operating costs	508	585	583	514	593	559
Transportation (3)	48	70	111	82	54	49
Marketing and sales	4	21	14	15	7	8
Total delivered cash cost	560	676	707	610	654	616

Source:
  Arauco and Hawkins Wright Ltd. (“The Outlook for Market Pulp Demand, Supply, Costs and Prices”, December 2023)

(1)	Includes cash costs only for Arauco’s bleached softwood kraft pulp produced in Chile and delivered to China.
(2)	Other cash costs include energy, maintenance costs and other mill costs.
(3)	Includes transportation cost only for bleached softwood kraft pulp delivered to China (and not other markets).

Sales

Estimated installed bleached kraft pulp capacity worldwide for the year ended December 31, 2023 was
70.6
million tonnes according to Hawkins Wright Ltd. We believe that our production capacity represented approximately
5.1
% of the worldwide market for bleached kraft pulp in 2023. During the same year, we exported
97.5
% of our bleached pulp (in terms of tonnes sold), mainly to customers in Asia and Western Europe.

Unbleached softwood pulp is mainly produced by integrated manufacturers, and there are a few companies that sell market pulp like us. “Market pulp” is pulp sold to manufacturers of paper products, as opposed to pulp produced by an integrated paper producer for use in its own paper production facilities. With a worldwide installed capacity of unbleached softwood kraft pulp of
3.6
million tonnes for 2023, according to Hawkins Wright Ltd., we are the world’s largest single producer of unbleached softwood market pulp in terms of production capacity, with approximately
15.3
% of the total market in 2023. During the same year,
98.2
% of our total unbleached market pulp sales (in terms of tonnes sold) consisted of export sales. While for the last eight years Asia has been our principal export market for unbleached market pulp, we continually seek niche markets for our products in Western Europe and the United States.

The following table sets forth, by region, our sales volume to unaffiliated third parties of bleached and unbleached pulp for the years indicated.

	For the Year Ended December 31,
	2023	2022	2021
		(in tonnes)
Bleached Pulp
Asia and Oceania	2,670,497	1,855,033	2,171,688
Europe	562,051	603,076	581,507
North and South America	273,773	227,863	347,988
Other	350	272	745
Total	3,506,672	2,686,244	3,101,928
Unbleached Pulp
Asia and Oceania	259,357	412,291	356,217
North and South America	3,726	3,776	76,710
Europe	40,649	69,390	1,164
Other	2,398	3,069	2,646
Total	306,130	488,526	436,737

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
—
Overview” and
“—
Pulp Prices” and “Item 3. Key Information
—
Risk Factors
—
Risks Relating to the Company
—
Fluctuations in market price for our products could adversely affect our financial condition, results of operations and cash flows.”

The following table sets forth our average bleached and unbleached pulp prices per tonne for each quarter, of the years indicated.

	2023	2022	2021
	(U.S.$ per tonne)
Bleached Pulp (1)
1Q	850	741	608
2Q	664	843	787
3Q	601	919	802
4Q	651	919	747
Unbleached Pulp
1Q	720	778	665
2Q	642	874	829
3Q	635	896	824
4Q	689	860	781

(1)	Includes bleached kraft pulp and dissolving pulp.

In accordance with customary pulp market practice, we do not have long-term sales contracts with our customers (except for a few limited cases); rather, we maintain long-standing relationships with our customers with whom we periodically reach agreements on specific volumes and prices. We have a diversified customer base located throughout the world and totaling, as of December 31, 2023, more than
297
customers. As of December 31, 2023, we employed
8
sales agents to represent us in more than
40
countries. We manage this worldwide sales network from our headquarters in Chile.

Additionally, and as part of the business activities contained within our pulp business segment, we sell certain forestry products to third parties. The following table sets forth, by category, forestry product sales to unaffiliated third parties for each of the years indicated.

	Year ended December 31,
	2023	2022	2021	2020	2019
	(in thousands of cubic meters)
Sawlogs	1,066	1,263	1,431	1,221	1,815
Pulplogs	1,068	1,319	1,242	936	762
Chips	-	-	34	322	361
Others	1,945	1,281	1,773	2,464	1,229

Energy

We utilize renewable fuels such as forest biomass sub-products in power plants that cogenerate the steam and electricity required for our manufacturing operations, thus reducing greenhouse emissions. Biomass co-generation allows for high thermal efficiency, approaching 80% in some cases. In addition to meeting our energy needs, we generate a significant amount of surplus power in Chile delivered to the SEN, distributing electrical power throughout Chile´s central and southern regions. In Uruguay, biomass sub-products from the Montes del Plata pulp mill also cogenerate the steam and electricity to meet our energy needs, and surplus power is delivered to the Uruguayan power grid.

The following table sets forth, by country and mill, our energy producing facilities and their annual installed capacities, maximum generation, average consumption and surplus power as
of December 31, 2023:

Country/Mill	Installed Capacity (MW)	Maximum Generation (MW)	Average Consumption (MW)	Surplus power delivered to Power Grid (MW)
Chile:
Arauco	425	328	162	166
Constitución	40	30	22	8
Cholguán	29	28	15	13
Licancel (1)	29	20	14	6
Valdivia	140	115	54	61
Horcones (gas/diesel)	24	24	-	24
Nueva Aldea I	30	28	14	14
Nueva Aldea II (diesel)	10	10	-	10
Nueva Aldea III	136	100	63	37
Bioenergía Viñales	41	41	9	32
Total Chile	904	724	353	371
Uruguay:
Montes del Plata (2)	91	91	41	50
Total Uruguay	91	91	41	50
Argentina:
Piray	38	30	16	15
Puerto Esperanza	44	44	44	-
Total Argentina	82	74	60	15
Brazil:
Jaguariaíva solar plant	1	1	1	-
Total Brazil	1	1	1	-
Total	1,078	890	455	436

(1)	Licancel mill indefinitely suspended operations in August 2023.
(2)	Considers 50% of our Montes del Plata joint operation.

As of December 31, 2023, we had registered five co-generation power plants in Chile as greenhouse emission reduction project activities under the Clean Development Mechanism (CDM) of the Kyoto Protocol. Three of them were registered in 2006 (Trupán, Nueva Aldea (first phase) and Nueva Aldea (second phase)); a fourth plant was registered in 2009 (the Valdivia biomass power plant); and the fifth one was registered in 2011 (the Horcones power plant expansion project). These power plants generate electricity through forestry biomass (forestry and wood industrial sub-products, including the wood pulp by-product called “black liquor”). This renewable carbon-neutral fuel allows the facilities to decrease their reliance on fossil-fuel intensive grid electricity.

We were the first Chilean forestry company to issue Certificates of Emission Reductions (CERs or carbon credits) under the CDM of the Kyoto Protocol. Between 2007 and 2023, we had contributed 7.92% of total carbon credits in the energy generation from residual biomass projects portfolio registered worldwide in accordance with the CDM standard. This portfolio of initiatives represents a net issuance of 4.5 million CERs under our CDM projects.

In 2023, no certificates issued under the CDM were sold, as there was no stock available.

The following table shows the volumes of certificates issued under the CDM and sold in each of the years indicated:

	Year ended December 31
	2023	2022	2021	2020	2019
	(in thousands)
CERs issued (net of the commission paid to United Nations Framework Convention on Climate Change, or “UNFCCC”)	-	-	139.0	75.0	109.8
CERs sold or donated	-	267.7	1,050.0	113.2	-

Wood Products

We produce panels (fiberboard and particleboard), sawn timber (green, kiln-dried lumber and flitches), remanufactured wood products and plywood. For the year ended December 31, 2023, our sales of wood products totaled U.S.$
3.1
billion, representing
52.1
% of our consolidated revenues for such year. We sell our wood products primarily to customers in North America, Central and South America and Asia and Oceania.

The following table sets forth our wood products sales to unaffiliated third parties for each of the years indicated.

	Year ended December 31,
	2023	2022	2021	2020	2019
	(in thousands of cubic meters)
Panels (fiberboard and particleboard)	4,933	5,465	6,127	5,650	5,908
Sawn timber	1,534	1,650	1,803	1,726	1,811
Remanufactured wood products	352	458	447	424	443
Plywood	474	529	551	505	494
Total	7,293	8,102	8,928	8,305	8,656

As of December 31, 2023, we owned and operated two panel mills, six sawmills and two plywood mills in Chile; two panel mills and one sawmill in Argentina; four panel mills in Brazil; two panel mills in Mexico, five panel mills in the United States and two panel mills in Canada. Our total installed annual production capacity of fiberboard panels and plywood as of December 31, 2023 was approximately
7.3
million cubic meters. We operate our sawmills in coordination with our forestry and sales operations, since our sawn timber is generally produced in accordance with customer specifications.

As of December 31, 2023, we also owned five remanufacturing facilities, four in Chile and one in Argentina. These facilities produced 546 thousand cubic meters of remanufactured wood products in 2023. See “Item 4. Information on our Company
—
Description of Business
—
History.” for a description of acquisitions that have resulted in the consolidation of our wood products business in Chile, North America, Argentina, Brazil and Mexico.

Our wood products mills are certified under international standards. You can find more information about our certifications under the “sustainability” section of our website (https://www.arauco.cl/en/sostenibilidad/certificaciones/).

The following tables set our installed capacity for Solid Wood (sawn timber, remanufactured wood products and plywood), and Panels (fiberboard panels) in thousands of cubic meters as of December 31, 2023.

Solid Wood

Countries	Mills	Sawn Timber	Kiln-dried Lumber (*)	Remanufactured (* )	Laminated Beams (*)	CLT (*) (2)	Plywood
	Horcones I	484	362	148	-	-	-
	Horcones II (3)	-	-	-	-	-	-
	Valdivia	464	336	96	-	-	-
	Nueva Aldea	431	351	-	-	-	-
Chile	Nueva Aldea	-	-	-	-	-	360
	Viñales	377	358	110	-	-	-
	Cholguán	317	273	125	21	7	-
	Colorado	325	175	-	-	-	-
	Arauco	-	-	-	-	-	350
Sub-Total		2,398	1,855	479	21	7	710
Argentina	Piray	318	308	67	-	-	-
Sub-Total		318	308	67	-	-	-
Spain (1)	Cuellar	35	-	-	-	-	-
Sub-Total		35	-	-	-	-	-
Total		2,751	2,163	546	21	7	710

(*)	Sub Processes from Sawn Timber.
(1)	Considers 50% of our Joint Venture Sonae Arauco.
(2)	Cross Laminated Timber.
(3)	In July 2023, Horcones II Sawmill in Chile indefinitely suspended its operations.

Panels

Countries	Mills	Products	Panels	Melamine Laminated (*)	Mouldings (*)
Chile	Trupán	MDF	500	40	240
	Teno	PBO	340	350	-
Sub-Total			840	390	240
	Jaguariaiva	MDF	780	780	-
Brazil	Ponta Grossa	MDF	300	330	-
	Piên	MDF	440	-	-
	Montenegro	PBO	450	-	-
Sub-Total			1,970	1,110	-
	Grayling	PBO	800	320	-
	Carolina	PBO	580	280	-
United States	Malvern	MDF	310	-	98
	Moncure	MDF	285	23	82
	Duraflake	PBO	250	92	-
Sub-Total			2,225	715	180
Argentina	Piray	MDF	300	168	-
	Zárate	PBO	260	220	-
Sub-Total			560	388	-
	Durango	MDF	250	172
Mexico	Durango	PBO	155
	Zitácuaro (1)	PBO	160	107	-
Sub-Total			565	279	-
Canada	Sault Sainte Marie	MDF	310	115	-
	St. Stephen	MDF	110	-	-
Sub-Total			420	115	-
	Nettgau	PBO	325	124
	Nettgau	OSB	230
Germany (2)	Beeskow	PBO	200	66	-
	Beeskow	MDF	175	-	-
	Meppen	MDF	155
Sub-Total			1,085	190	-
Portugal (2)	Oliveira	PBO	225	142	-
	Mangualde	MDF	180	-	-
Sub-Total			405	142	-
	White River	PBO	150	-	-
South Africa (2)	Panbult (3)	PBO	76	-	-
	White River	MDF	35	120	-
Sub-Total			261	120	-
Spain (2)	Linares	PBO	215	105	-
	Valladolid	MDF	70	9	-
Sub-Total			285	114	-
Total			8,616	3,561	420

(*)	Sub Processes from Panels.
(1)	New MDF line approved for construction in 2023. For more information, see “Item 4. Information on our Company—Description of Business—History.”
(2)	Considers 50% of our joint venture Sonae Arauco.
(3)	Currently shut down.

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

Diversity, Equality, and Inclusion

We have highly qualified, diverse, and motivated people who share our corporate values, culture and strategic objectives, and we do not unfairly discriminate based on gender, ethnicity, beliefs, appearances, or any other reason.

We recognize people for their individuality and diversity. We believe that each person's contribution is unique, and teams are enriched by integrating different perspectives and abilities. We consider inclusion and diversity as fundamental aspects for achieving the present and future challenges of the Company.

Arauco offers employment opportunities regardless of race, color, religion, country of origin, disability or genetic information, in compliance with applicable law. We are committed to complying with the Disability Act in each of the countries in which we have presence, and to taking all necessary actions to ensure equal employment opportunities for individuals with the appropriate skills who have a specific disability.

Since 2021, we have sought to improve the gender diversity of our work force through a diagnosis of the situation in the organization according to different thematic axes, such as recruitment and selection; training and organizational development; compensation and remuneration; infrastructure; work-life balance, personal and family life, and harassment protocols.

•	As of December 31, 2023, 14.7% of our workers were women.

•
In 2023, to strengthen our Talent Attraction and People Selection policy, we thoroughly reviewed the different stages involved in the selection process, ensuring they incorporate a gender perspective and the inclusion of people with disabilities. As a result, we have implemented new practices, such as having a final shortlist of candidates for positions that includes women and a data dashboard to enable the tracking of diversity, equity, and inclusion-related goals.

•
Regarding community work, we continue to maintain and coordinate our efforts with various local universities and institutes with the goal of attracting talent and promoting diversity, equity, and inclusion.

•
We developed strategic agreements with organizations specialized in inclusion, allowing us to have their expert technical support, enhance our recruitment, our employer brand, and develop mutual collaboration.

•	We developed campaigns showcasing stories of successful women in our industry, in addition to ensure that our communications, in terms of images and language, are inclusive.

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

We strive to ensure sanitary and healthy workplace conditions for our workers to enhance their high performance at work and promote illness-free operations. Prevention of occupational diseases lies in the proper implementation of two key processes. The first is environmental surveillance, focused on identification, evaluation and control of risks that our workers might be exposed to. The second is medical surveillance, focused on prevention and early detection of illnesses in subclinical or pre-symptomatic phases, so we can adopt the necessary measures to mitigate or reverse the progress of any such illness.

Initiatives to enhance the health and safety of our personnel include the following:

•
Our “Together for a better life” model, which is based on best practices and three guiding principles: empowered workers, safety teams and work well done. Within this model, complementary practices are developed to help drive cultural change, correct behaviors, generate learning, and promote the role of team leaders in terms of safety.

•	To achieve a job well done, we are focusing on guiding teams to properly identify risks and define effective barriers to prevent accidents before starting their activities.

•
Furthermore, we continue to strengthen those practices that have proven to be effective: the safe team, the corporate ABC, 123 practices, the 5 key rules, and the ongoing work to comply with our corporate standards.

•
The “ABC PRACTICE” implemented in 2019 is designed to create the habit of identifying potentially unsafe behaviors or conditions that precede incidents. Workers are evaluated each day with an A, B, or C letter according to the actions they took to correct the behaviors or conditions detected during their shift or activity.

42

•
The “123 PRACTICE” consists of three steps activated when a high-potential incident occurs. Step 1: investigation of the incident to determine root causes. Step 2: communicate the root causes and control measures to the peer areas of other plants or forest units. Step 3: communicate the learnings to workers at all levels through the "Learning Card."

•
To strengthen the role of leaders, the pulp and wood products businesses have developed practices of visible leadership. In timber, during 2022, visible leadership practices were homogenized, and a global practice called Cascading was implemented. On the other hand, in pulp, the Safe Align program was implemented in 2018, providing leadership tools to anyone who leads a work team or has influence in team management.

•
The cultural change committees continue to manage the work points that are relevant to the specific issues of each locality. These committees have been evolving and increasingly including service companies that play a leading role in achieving our safety goals. In these committees, the influential role of leaders in each locality has been key to managing in a timely manner the issues raised by the safe teams.

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

•
Promoting the health of our employees and preventing the occurrence of occupational diseases is a key task for us. With this goal, we implement two key stages in Occupational Health at all its facilities: environmental surveillance, which consists of identifying, evaluating, and controlling the risks to which workers may be exposed; and on the other hand, medical surveillance, to prevent or detect a disease in the subclinical or presymptomatic phase, in order to take appropriate measures to reverse its effects or delay its progress.

•
Thus, employees with a certain level of risk are medically evaluated to determine if their health is suitable to perform safely and then, are periodically monitored. To facilitate access to medical care, all our facilities have first aid rooms (FAR) or clinics. These are staffed by duly trained health personnel, such as nurses, nursing technicians, and doctors.

•	We have programs to protect our workers from high levels of noise and to provide respiratory protection, as well as an ergonomics program and vaccination control.

•	Since 2020, we have implemented a COVID-19 contingency plan aimed at reducing health and safety risks for our employees.

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

43

•
Our Program of Forest Gatherers has positively impacted more than 300 gatherers of non-wood forestry products in 20 municipalities located in five Chilean regions. The program seeks to encourage and promote the professionalization of such activity as a sustainable and responsible activity.

•
Our Program Green Club in Argentina promotes environmental care from an early age through activities carried out together with schools, municipalities and boys and girls in primary education. During 2023 we carried out more than 100 workshops in 35 primary institutions with 1,674 boys and girls.

•
The Continuous Teacher Training Program is committed to improving the Basic Education Development Index (IDEB) in the grades of primary school in the main municipalities where Arauco operates in Brazil. During 2023, 1,989 teachers participated in our training programs and 20,000 teachers have participated since 2006.

•
Viral diseases such as COVID-19, dengue, and others can become a community health problem, so prevention is crucial. With The Tent Care Plus Program in Argentina, in partnership with health services, we promote coronavirus vaccination and encourage compliance with school vaccination schedules. Additionally, we provide sanitary kits, masks, and hand sanitizer. During 2023 we visited five locations in the northern province of Misiones and 3,131 people were reached.

Responsible Management of our Forestry and Other Renewable Assets

We base our business on the production and management of renewable forest resources and taking care of the environment and our natural resources is very important. The planning of our forest cycle is complemental and consistent with our operational activities, selling wood products and supplying our industrial mills.

Carbon Footprint

In 2020, in accordance with our first certification, we believe we became the first forestry company to become carbon neutral regarding our carbon captures and footprint of 2018. This means that, at a global level, our carbon dioxide captures exceed our emissions. This achievement is sustained by two complementary paths: efficiencies at an operational level that allow us to reduce greenhouse gas emissions, and at the same time, an increase in CO2 captured by the native forest, forest plantations, and carbon stored in our pulp and wood products. This achievement builds on the path we set for ourselves almost three decades ago, when we elected to integrate clean and renewable energy from biomass into our production processes, thus contributing to the much needed decarbonization of the Chile’s energy grid.

An independent international audit firm assisted us in the development of a neutrality protocol which was applied to verify our global operation
—
and that other companies and industries can also use
—
considering all of our businesses for the year 2020. In this context, we achieved neutrality by generating a net surplus of 7,177,644 tons of CO2e captured.

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

The Science Based Targets initiative (SBTi), which aims to engage companies in reducing their greenhouse gas (“GHG”) emissions and thus reduce their impact on the environment - analyzed and validated the commitments made by Arauco.

While we have been certified as carbon neutral since 2020, being the first in our industry globally to achieve such certification, we intend to take our commitment one step further, pledging to reduce our emissions by approximately 1.5 million tons of CO2 by 2030.

Specifically, we have pledged to reduce scope 1 and 2 GHG emissions 40.6% per bone dry ton by 2030 from a 2019 base year, equivalent to 40.4% absolute reduction. We also have pledged to reduce scope 3 GHG emissions covering purchased goods and services, capital goods, fuel and energy related activities, upstream transportation and distribution, waste generated in operations, business travel, employee commuting and end of life treatment of sold products 35.1% per bone dry ton within the same timeframe. We further intend that 95.46% of our suppliers and customers by emissions covering investments will have science-based targets by 2027.

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

Our native forest preservation and restoration program includes the restoration of 25,000 hectares of native forest in Latin America by 2050 and expanding the protection of watercourses, where we have made advancements in more than 12,100 hectares since 2012.

Special Protected Areas

In addition to native forests, our forestry assets also include approximately 135 thousand hectares of sites of such special environmental, social and cultural significance that have been designated as HCVAs. We consult actively with local communities and specialists in order to identify HCVAs of particular social significance. Our designation allows these sites to be specifically identified, maintained and improved in a manner that enhances their biological, ecosystemic and cultural attributes.

Monitoring Biodiversity and Protecting Ecosystems

We believe that forests are more than wood and fiber. They are a critical part of a larger ecosystem which we try to protect, maintain and enhance. One of the main challenges of our business is to maintain and enhance biodiversity in our forests. To do so, we apply a Biodiversity and Ecosystem Services Policy (which was updated during 2023) that emphasizes constant assessment and management of the effects of our operations on biodiversity and other ecosystems. We make a constant effort to conduct research programs to identify biodiversity elements (species, ecosystems, wetlands, etc.) and to prepare management protocols and monitoring plans emphasizing threat control. Many of the most significant areas in terms of biodiversity are designated as HCVAs. In addition, in November 2022, as part of our participation in COP (“Convention of the Parties”) 27, we announced the measurement of our natural capital with the goal of becoming Natural Positive. To achieve this goal the Company is working with Economics of the Environment (EFTEC), based on an international standard measurement that will be applied for the first time in Chile, in a pilot project that will allow measuring and monitoring Arauco´s relationship with nature.

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

Since 2008, at Arauco, we have maintained a commitment to hydrological monitoring, focusing on the development of knowledge for the sustainable management of water resources. We value the critical importance of water for ecosystems and communities, and to date have 17 monitored basins: 16 in Chile and 1 in Argentina.

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

In addition, the execution of maintenance plans for critical equipment and systems such as effluent treatment plants and appropriate instrumentation ensures efficient management of liquid waste.

During the year 2023, water management focused on the continuation and strengthening of projects and plans aimed at reducing consumption and promoting efficient utilization. This effort included the development of initiatives to minimize water usage and ensure sustainable supply.

For more information regarding certain risks relating to water scarcity, see “Item 3. Key Information
—
Risk Factors
—
Risks Relating to the Company
—
Climate change could negatively affect our business, financial condition, results of operations and cash flows
.”

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

We work with neighboring communities through joint fire prevention initiatives including local fire prevention committees in which neighbors, governmental authorities and private businesses collaborate. We have strengthened our fire detection capabilities by creating a new, unified central command post in Chile that collects all information on detection and resource deployment and by deploying new monitoring and early detection tools such as fixed and robot cameras, and by developing patrol routes for fire detection during high-risk periods.

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

During 2023, our pulp business recovered and recycled approximately 61% of its non-hazardous waste, and our wood products business recovered and recycled approximately reached 51% of such waste in Chile and Argentina.

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

Liquid Effluents

Most of our industrial operations generate liquid effluents. These are continuously monitored to ensure that the emission levels stay between the parameters defined by the relevant authorities and/or applicable regulatory framework. All of our pulp mills have effluent treatment systems that we believe allow us to remain in compliance with the aforementioned parameters. Additionally, we are working on the development and review of alternatives for effluent recirculation. The pilot project for effluent treatment and recirculation is currently in the research stage at the industrial facilities in the pulp and energy business.

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

Pulp

We believe that our main competitors
8
are:

•
Hardwood pulp
: Asia Pacific Resources International Holdings Limited (APRIL), Asia Pulp and Paper (APP), CMPC Celulosa S.A. (CMPC), Eldorado Brasil Celulose S.A., Klabin S.A, Stora Enso, Suzano Papel e Cellulose S.A. (Suzano), and UPM-Kymmene Oyj (UPM), among others.

•
Softwood pulp market
: Domtar Corporation, Georgia Pacific, Ilim Pulp Enterprise Ltd., International Paper Company (IP), Mercer International INC., Metsö Fibre, Södra, and UPM-Kymmene Oyj (UPM), among others.

•
Dissolving pulp market
: Caima Industria de Celulose S.A., Sappi Limited, LD Celulosa S.A., Hunan Juntai New Material Technology Co., Ltd. and Shandong Sun Paper Industry Joint Stock Co., Ltd, among others.

Wood Products

We believe that our main competitors are:

•	MDF market : Berneck, Duraplay, Duratex S.A., Egger, Guararapes, Kronospan, Masisa, Proteak, Roseburg Forest Products Co., West Fraser and Weyerhaeuser, among others.

•	PBO market : Berneck S.A., Duratex S.A., Egger, Kronospan, Masisa, Novopan, Fibraplac S.A, Sonae Indústria and Uniboard, among others.

•	Plywood market : CMPC, Eagon, Georgia-Pacific, Guararapes, Leonera Forestal, Lumin, Metsa, Roseburg, Sudati and UPM, among others.

•	Remanufactured wood products : multiple competitors mainly located in Chile, Brazil, Mexico, the United States and Asia.

•	Sawn timber : multiple competitors mainly located in Chile, Argentina, Brazil, Uruguay, the United States, Canada, Europe and New Zealand.

8	Based on information published by Hawkins Wright Ltd.

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
47
%, Lirquén
43
%, San Antonio
6
%, Valparaiso
1
% and in San Vicente
3
%.

Uruguay

We ship our finished product through the port managed by our joint operation Montes del Plata located next to the pulp mill in Punta Pereira, Colonia, Uruguay.

Argentina

The distribution (in tonnes) of our exports are the following: Buenos Aires
86
%, Dock Sud
12
%, and in Rosario
2
%.

We ship pulp to various ports in Asia, Middle East, Europe, North and South America and, as is customary in the pulp industry, we store some stock in those ports. We use 17 foreign ports that have warehouse facilities available, and standard storage terms provide that we are entitled to a certain period of storage free of charge. We seek to ensure that we do not exceed the free storage period for each shipment. As of December 31, 2023, we had approximately 71,000 tonnes of pulp in storage in warehouses at foreign ports.

Wood Products

Globally, we strive to service our customers with excellence, seeking service differentiation to remain competitive in the industry.

United States and Canada

We distribute our products to over 439 customers through trucks and trains. Products imported from our South American operations are shipped into 21 major ports of entry and stored in 14 warehouses. Our products are dispatched to more than 4,400 locations in the United States and Canada.

Brazil

In our local distribution operation, we deliver finished products to more than 870 customers in over 365 cities, many of which are separated by long distances. Additionally, we export our products to 15 countries through 32 ports of destination.

Chile

The distribution (in cubic meters) of our exports by port of origin is the following: Coronel 53%, Lirquén 33%, San Vicente 10%, Valparaiso 1% and in San Antonio 3%.

Mexico

Products from our operations are shipped into 8 ports of entry and stored in 4 warehouses. Our mills in Durango and Zitácuaro service over 182 customers throughout Mexico.

Argentina

The distribution of our exports (in cubic meters) by port of origin is the following: Buenos Aires 56%, Dock Sud 41%,  Zárate 2%, and Rosario 2%, reaching 31 ports around the world and a total of 297 customers.

We ship wood products to various ports in Asia, North and Latin America, Middle East, Europe, Oceania and Africa. We distribute our products worldwide to over 200 ports of destination both directly to our customers or through a domestic distribution network in 7 countries consisting of warehousing and truck/train transportation to final destinations. As of December 31, 2023, we had approximately 1.2 million cubic meters of wood products in storage in warehouses and distribution centers.

PROPERTY, PLANTS AND EQUIPMENT

The following table presents our principal properties as of December 31, 2023.

Country	Forestry	Plants and Facilities
Chile	1,059,971 total hectares 595,735 hectares of plantations	5 Pulp mills (1) 1 PBO mill 1 MDF mill 2 Plywood mills 6 Sawmills 4 Remanufacturing Facilities
Argentina	264,439 total hectares 129,159 hectares of plantations	1 Pulp mill 1 MDF mill 1 PBO mill 1 Sawmill 1 Remanufacturing Facility 1 Resin mill
Brazil	311,601 total hectares 161,327 hectares of plantations	3 MDF mills 1 PBO mill 1 Resin mill
Uruguay (2)	138,084 total hectares 87,615 hectares of plantations	1 Pulp mill
United States		3 PBO mills 2 MDF mills 1 Impregnation of melamine paper mill
Canada		2 MDF mill 1 Resin mill
Mexico		1 PBO mill 1 MDF-PBO mill 1 Resin mill
Portugal (3)		1 MDF mill 1 PBO mill 1 Resin mill
Spain (3)		1 MDF mill 1 PBO mill 1 Sawmill
Germany (3)		1 MDF mill 1 MDF-PBO mill 1 PBO-OSB mill 1 Impregnation of melamine paper mill
South Africa (3)		1 PBO Mill (4) 1 MDF-PBO mill

(1)	Licancel mill indefinitely suspended operations in August 2023.
(2)	Arauco owns 50% of Montes del Plata joint operation.
(3)	Arauco owns 50% of joint venture Sonae Arauco.
(4)	This mill is currently shut down.

Future expansion plans will depend on global market conditions. For information regarding environmental risks associated with our use of our properties, see “Item 3. Key Information
—
Risk Factors
—
Risks Relating to the Company.”

Insurance

Our global insurance program includes our production plants, facilities and equipment. This insurance program provides coverage, in the event of fire, explosion, machinery breakdowns or natural disasters, including earthquakes and tsunamis. Subject to exclusions and deductibles, our insurance covers up to U.S.$800 million per loss in Chile, U.S.$300 million per loss in Argentina, United States and Canada, U.S.$145 million per loss in Mexico and R$1,000 million (equivalent to approximately U.S.$204.3 million using the exchange rate of December 31, 2023, as published by the Central Bank of Brazil) per loss in Brazil, including physical damage and business interruption for up to 18 months for Chile, Argentina and Brazil, and up to 12 months for United States, Canada and Mexico.

The deductibles for Chile and Argentina for physical damage are U.S.$3 million per occurrence for damages caused. In case of damages caused by earthquakes and tsunamis in Chile, the deductible is 2% of the total insured amount for each location, subject to a cap of U.S.$25 million. Deductibles for Chile and Argentina for business interruption are 30 days for all losses, 45 days for machinery breakdowns and 45 days for machinery breakdowns of turbines. The deductible for Mexico for business interruption is 30 days. For Chile and Argentina, we also have an annual self-insurance retention of U.S.$15 million, with a U.S.$7.5 million maximum per event. The deductible for Arauco North America, including physical damage and business interruption is U.S.$2.5 million. The deductible for Mexico, including physical damage and business interruption is U.S.$1 million. The deductible for Brazil, including physical damage and business interruption is R$5 million. Our insurance policies covering our production plants, facilities and equipment in Chile is carried by Seguros Generales Suramericana S.A. (49.8%), Mapfre S.A. (22.4%) and Everest Compañía de Seguros Generales (27.7%). In Argentina, Brazil and Mexico by Seguros Generales Suramericana S.A. (100%); in the United States, and Canada by Great Lakes (100%). We also have a retention for each and every loss of U.S.$100 million on top of deductibles for all our operations.

In Chile, we have contracted fire insurance coverage for all of our Chilean forest holdings and nurseries but do not insure against pests or disease
.

In January and February 2017, wildfires, exacerbated by high temperatures, the action of the winds, low atmospheric humidity and the complexity of combatting multiple focal points that appeared simultaneously in different places, broke out in the central and southern regions of Chile, and with respect to us, in the Maule, Ñuble and Bio Bío regions. As a consequence of such fires, we suffered the burning of approximately 72,500 hectares of forest plantations, which had a fair value of approximately U.S.$210 million, according to IFRS Accounting Standards. The forest plantations affected by the fires had insurance coverage, with their corresponding deductibles and limits. In accordance with the final report of the insurance adjusters, in October 2017 our subsidiary Forestal Arauco recovered U.S.$35 million, after applying a U.S.$15 million deductible.

After the 2017 wildfires in Chile, we increased the limits of our forestry insurance coverage in Chile to U.S.$85 million with a deductible of U.S.$25 million for the whole season (regardless of the number of the events).

That policy was contracted with Orion Seguros Generales (100%), for the period between October 14, 2022 and October 14, 2023.  A claim settlement was established through the evaluation of satellite images of the burned areas, which allowed us to have more accurate and faster information about the claims.

During the 2022-2023 forest fire season, approximately 47,000 hectares of our productive forest plantations in Chile were adversely affected by fires that occured in early 2023 in the regions of Maule, Ñuble, Araucanía, Biobío and Los Ríos due to a combination of multiple irresponsible and/or intentional actions by third parties and extreme unfavorable weather conditions such as high temperatures, low humidity and high winds. As of December 31, 2023, we recognized a forest fire loss of U.S.$17 million, net of insurance compensation, for the fires in Chile, representing approximately 3.2
%
of the fair value of our total forest plantations and approximately 0.1
%
of our total assets, in each case under IFRS
Accounting Standards
.
The forest plantations affected by the fires have insurance coverage, with corresponding deductibles of U.S.$
25
million and limits of U.S.$
85
million after applying a deductible.

In Argentina, we maintain fire insurance for 17.293 hectares for a total amount of U.S.$25.0 million of timber assets located in the Delta of the Paraná river, close to Buenos Aires and Entre Ríos. The insurance policies for plantations located in the Delta of the Paraná river, are carried by Sancor Seguros and are capped at U.S.$4 million with a deductible of U.S.$100,000. For the rest of our forests in Argentina, we do not maintain fire insurance since historically Argentina receives significant amount of rainfalls, especially during the summer months and we believe that the risk of damage from fire does not justify the costs of carrying insurance.

In September 2020, wildfires in Brazil affected approximately 4,137 hectares of forest plantations, which had a fair value of approximately U.S.$9.1 million, under IFRS Accounting Standards. The forest plantations affected by the wildfires had insurance coverage, with their corresponding deductibles and limits. In accordance with the final report of the insurance adjusters, in January 2021 we recovered U.S.$5.3 million, after applying a U.S.$0.6 million deductible. As a consequence of the September 2020 wildfires, the Swiss Re Insurance Company terminated the insurance policy because the claim was indemnified at the maximum contract value. We have decided not to maintain fire insurance for our forest in Brazil since we believe that the risk of damage from fire does not justify the costs of carrying insurance.

During 2023, given the world catastrophes and the high loss ratio carried over from the last summer season, we had to be innovative and disruptive by changing the way of ensuring the forest assets, for which we created a structured insurance through Orion General Insurance Company, with a parametric and structured system.

The structured system is a model in which we contract insurance for 3 years (from October 2023 to October 2026) with immobilized price and capacity, regardless of the number of fires we suffer during the three-year period.

The settlement of claims is made with satellite information, as is the case with parametric insurance.

We believe that the terms, deductibles and limits of our insurance policies in all the countries where we operate are generally consistent with industry practice, and that such insurance in conjunction with our own resources, allow us to manage these risks responsibly. Nevertheless, our insurance coverage could prove to be insufficient to cover losses to our production plants, facilities, forests and equipment caused by fires or otherwise. The incurrence of losses or other liabilities that are not covered by insurance could result in significant and unexpected additional costs. Moreover, the terms and conditions for the renewal of our insurance policies may change in the future depending upon market circumstances and the type and amount of risks insured. For more information regarding the risks for which we insure our property, see “Item 3. Key Information
—
Risk Factors
—
Risks Relating to the Company
—
Disease or fires could affect our forests and manufacturing processes and, in turn, adversely affect our business, financial condition, results of operations and cash flows.”

Cybersecurity

We have developed a cybersecurity policy and regulatory framework based on the guidelines and criteria contemplated by the international standards ISO 27001, ISO 27002, ISO 27032 / NIST, and ISA 62443, for administrative and industrial environments, as appropriate. We have also implemented control mechanisms, technologies, processes and procedures developed on the basis of guidelines and criteria addressed by such international standards, with attention not only to identification and protection, but also to strengthening and improving recovery mechanisms.

Additionally, we have security solutions and technological partners that monitor our infrastructure, and we periodically make security assessments which allow us to complement and improve ongoing initiatives and our cybersecurity strategic plan, in addition to applying the best market practices in administrative and industrial network environments. We have a cybersecurity team dedicated to these functions.

We also continue to adopt more simulation exercises and Human Resources policies to improve our employees compliance with our cybersecurity policies.

During 2023, Arauco did not face any material losses due to cybersecurity breaches. However, even though we have thorough cybersecurity practices and governance in place, we cannot assure that in the future we will not be subject to any material cybersecurity incidents.

For more information regarding cybersecurity risk, see “Item 3. Key Information
—
Risk Factors
—
Risk Relating to the Company
—
Cybersecurity events, such as a cyber-attack could adversely affect our business, financial condition and results of operations.” and for more information regarding how we manage these risks, see “Item 16K
—
Cybersecurity”.

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

For the year ending December 31, 2022, our aggregate capital expenditures were U.S.$1,431.4 million, consisting primarily of U.S.$1,138.1 million for the addition of property, plant and equipment, and U.S.$293.3 million for maintenance and acquisition of biological assets.

For the year ending December 31, 2023, our aggregate capital expenditures were U.S.$
1,263.7
million, consisting primarily of U.S.$
845.4
million for the addition of property, plant and equipment, and U.S.$
418.4
million for maintenance and acquisition of biological assets.

For the year ending December 31, 2024, we have currently budgeted capital expenditures of U.S.$1,193.3 million, which primarily includes U.S
.$
632.8 million for the addition of property, plant and equipment, and U.S
.$
560.5 million in maintenance and acquisition of biological assets. Our ability to complete our capital expenditure plan depends on factors that are beyond our control.

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

Current environmental institutions include the following public entities: the Ministry of the Environment (aimed at developing national environmental policy), the Service of Environmental Evaluation (in charge of administering the environmental assessment system), the Evaluation Commissions (in charge of evaluating projects and activities within the Environmental Impact Evaluation System), and the Superintendence of Environment (in charge of supervising and auditing environmental compliance). More recently on September 6, 2023, Law No. 21.600 created the Biodiversity and Protected Areas Service and the National System of Protected Areas (whose main focus is the conservation of national biodiversity).

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

In respect of such regulations, in November 2015, the Cruces river, where the Valdivia mill disposes its effluents became subject to the Norm. The Valdivia mill discharges its treated effluents into the Cruces River, which is part of the Valdivia River Basin. The Company and other local entities challenged the validity of the Norm before the Third Environmental Court in January 2016, expressing concerns, among others, regarding various aspects of the Norm’s General Environmental and Social Impact Assessment (AGIES, for its acronym in Spanish). These objections included the lack of identification and consideration for the effective economic and social costs resulting from the adoption of the Norm. Other objections included that the Norm’s parameters and limits exceeded the reviewed water quality criteria enforced by reference countries in both quantity and stringency; and that many of the parameters and limits were not technically or environmentally reasonable. The Third Environmental Court ruled in our favor on September 29, 2016, declaring the invalidity of the Norm, and this decision was upheld by the Supreme Court in July 2017.

In December 2017, the government restarted the rulemaking process and published a new draft SWQSVR for public comments. The draft proposes to regulate using practically the same parameters and limits included in the previous Norm declared void by the Supreme Court. In our opinion, the draft presents flaws similar to those detected in the previous rulemaking process, among others, the lack of identification and consideration of its actual economic and social costs and that most of its parameters and limits are not technically or environmentally reasonable. The public comment process finished in March 2018 and several comments from the public and different stakeholders were submitted, including several technical, economical and legal reports from third parties. In September 2023, the government submitted a final report for the consideration of the Sustainability and Climate Change Ministers’ Committee
(Consejo de Ministros para la Sustentabilidad y el Cambio Climático)
and the President of the Republic. Once the new norm enters into force, we cannot exclude the possibility that the authority may declare that the Valdivia River Basin is contaminated and thus initiate an administrative proceeding to impose a decontamination plan, which may include new limits on discharges of wastewater applicable to the Valdivia mill.

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

United States and Canada

Our North American operations are subject to U.S. and Canadian environmental legislations, including federal, provincial, state and local laws and regulations. Such laws and regulations govern the use, storage, handling, generation, treatment, emission, release, discharge and disposal of certain hazardous materials and wastes, the remediation of contaminated soil and groundwater, plant and wildlife protection, landfill sites and the health and safety of employees. For example, under the Clean Air Act, the United States Environmental Protection Agency (EPA), has established Maximum Achievable Control Technology (MACT), environmental regulations that establish emission standards for point sources of pollution, such as press and dryer exhausts, process vents and equipment leaks. In addition, some of our operations require environmental permits and controls to prevent and reduce air and water pollution. Our failure to comply with applicable environmental, health and safety requirements, including permits related thereto, may result in:

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

Mexico

Our Mexican operations are subject to environmental legislation, including federal, state and local laws and regulations. Such laws and regulations govern the use, storage, handling, generation, treatment, emission, release, discharge and disposal of certain hazardous materials and wastes, the remediation of contaminated soil and groundwater, plant and wildlife protection, landfill sites and the health and safety of employees. For example, under the Mexican Environmental Law, the Ministry of Environmental and Natural Sources has established environmental regulations including emission standards for point sources of pollution, such as press and dryer exhausts, process vents and equipment leaks. In addition, some of our operations require environmental permits and controls to prevent and reduce air and water pollution. Our failure to comply with applicable environmental, health and safety requirements, including permits related thereto, may result in:

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

Uruguay

The activities of the Montes del Plata joint operation are subject to Uruguayan national and municipal environmental regulations. The principal environmental authorization required to carry out such project’s construction activities was the environmental authorization, or AAP, regulated by the Environmental Impact Assessment Act, Law No. 16,466, and its regulatory Decree No. 349/005. AAPs are granted by the National Environmental Bureau, or DINACEA (former DINAMA), which pertains to the Ministry of Environment (former Housing, Land Use Management and Environment).

On July 14, 2020, Law No. 19,889 was published on the Uruguayan Official Gazette, creating the Ministry of Environment, empowered with exclusive competence on environmental matters. Law No. 19,889 also provided for the transfer of all environmental related powers of the Ministry of Housing, Land Management and Environment to the new Ministry of Environment.

In order to obtain this authorization, an applicant must submit a complete report regarding all aspects of any proposed works including a classification of the same by a competent professional in one of the three categories, A, B or C. If the proposed project is classified by DINACEA as A, then no other step to obtain the authorization would be required. However, if the proposed project is classified by DINACEA as B or C, a comprehensive environmental impact assessment (which includes all aspects of the project) is required and in some cases a public hearing may be required (such as when the project is classified as C). Once the AAP is granted, the interested party is required to perform the project in accordance with the terms and conditions of such authorization.

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

Once construction is completed according to the approved project and the AAP conditions, and prior to starting operations, a company needs to obtain the environmental authorization for operation, which is regulated by the same decree, comes to regulate the environmental compliance of the relevant companies in the operational phase of the endeavor and needs to be renewed every 3 years. Montes del Plata obtained this authorization from the National Environmental Bureau, DINACEA, in June 2014, and its corresponding renewals, and the current one has been renewed until December 2026.

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

Law No. 20,283 provides for the management and conservation of native tree forests and forest development. Its purposes are the protection, recovery and improvement of native forests in order to guarantee both forest sustainability and environmental policy. This law established a fund for the conservation and sustainable management of native forests. According to this law, owners of native forests are able to exploit them so long as they have a “management plan” approved by the CONAF. Depending on the owner’s approved plan, as well as other factors, the subsidy provided by the fund may vary between U.S.$200 and U.S.$400 per hectare. The law also prohibits the harvesting of native trees in certain areas and under certain conditions. Additionally, Law No. 21.595 (which systematizes economic crimes and environmental offenses) includes certain violations to forestry regulations as economic crimes. In compliance with applicable regulations, we have adopted environmentally sensitive policies towards our holdings of native forests, which are protected and preserved in their entirety. Our products come from established plantations only; we do not sell any wood derived from our native forests. Arauco’s forestry operations adhere to our international control systems, which are all in accordance with current legislative and environmental sustainability standards.

We believe that we are in material compliance with Law No. 20,283. See “Item 4. Information on our Company
—
Description of Business
—
Forestry Activity.”

Brazil

Environmental laws and regulations relating to the management and exploitation of forests and the protection of Brazilian plants and wildlife govern our Brazilian forestry operations. Under this regulatory framework, Brazilian authorities establish forest preservation areas and regulate replanting of forests after harvesting.

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

On December 28, 2011, National Law No. 26,737 was promulgated, which established limitations on the ability of foreigners to purchase rural land in Argentina. This law provides that foreigners cannot acquire more than 15% of all rural land in the country, and that no foreigner can individually hold more than 30% of said 15%. For the purposes of the National Law No. 26,737, rural land is all land located outside the urban area. Even though National Law No. 26,737 has been repealed by the DNU 70/2023 (“DNU”), the DNU is subject to review by the Congress and has been judicially challenged.

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

In December 2021, Decree No. 405/021 was issued by the Executive Branch and proposed changes in the regulation of forest plantations. The Decree set parameters for the creation of the Environmental Registry of Forest Plantations applicable to new forest plantations from one hundred to forty hectares. The Decree also adjusted the definitions of forest land and requirements (Special Environmental Authorization—AAE) for new plantations of one hundred or more hectares in soils already forested with no previous environmental authorization.

We believe that the Montes del Plata forestry operations are in material compliance with the applicable regulatory framework.

Item 5. Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition,
Results of Operations and Cash Flows

The following discussion is based on and should be read in conjunction with our audited consolidated financial statements and the notes thereto, included elsewhere in this annual report. Our consolidated financial statements are prepared in accordance with IFRS Accounting Standards and presented in U.S. dollars.

Overview

We derive our revenues from the sale of bleached and unbleached pulp, wood products such as MDF, PBO, plywood, sawn timber and remanufactured wood products, forestry products, such as sawlogs and pulplogs, and sales of electricity. We sell our products in domestic and export markets. During 2023 and 2022, sales of wood products constituted the single largest component of our revenues. As occurs with many other commodities, pulp is subject to significant cyclical price fluctuations determined by global supply and demand. Accordingly, our revenues are subject to cyclical fluctuations. Prices for wood and forestry products also fluctuate significantly. Although variations in prices tend to have the most significant effect on our results of operations, variations in sales volume and product mix, production costs and exchange rates can
also have a significant impact on our results. See “Item 3. Key Information
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

The regional distribution of our pulp sales according to year was as follows:

•	In 2021, 59.3% of our sales of pulp were to customers in Asia, 13.6% to customers in Europe, and 17.7% to customers in Central and South America

•	In 2022, 57.9% of our sales of pulp were to customers in Asia, 16.4% to customers in Central and South America and 16.1% to customers in Europe.

•	In 2023, 65.0 % of our sales of pulp were to customers in Asia, 18.4 % to customers in Central and South America and 12.6 % to customers in Europe.

The regional distribution of our sales of wood products according to year was as follows:

•	In 2021, 56.2% of our sales of wood products were to customers in North America and 31.6% to customers in Central and South America.

•	In 2022, 62.0% of our sales of wood products were to customers in North America and 26.9% to customers in Central and South America.

•	In 2023, 58.7 % of our sales of wood products were to customers in North America and 31.9 % to customers in Central and South America.

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

As of December 31, 2023,
70.9
% of our property, plant, equipment and forest assets were directly owned by us and our Chilean subsidiaries,
4.9
% by our Argentine subsidiaries,
5.0
% by our Brazilian subsidiaries,
4.9
% by our U.S. and Canadian subsidiaries,
1.3
% by our Mexican subsidiaries and
13.0
% by our joint operation in Uruguay. In 2023,
51.2
% of our consolidated revenues were derived from our operations in Chile,
9.5
% of our consolidated revenues were derived from our operations in Argentina,
10.2
% of our consolidated revenues were derived from our operations in Brazil,
17.6
% of our consolidated revenues were derived from our operations in the United States and Canada,
3.4
% of our consolidated revenues were derived from our operations in Mexico and
8.1
% of our revenues were derived from our operations in Uruguay. Accordingly, our financial condition, results of operations and cash flows are affected by, to a significant degree, economic conditions in Chile, Argentina, Brazil, Uruguay, the United States, Canada and Mexico. See “Item 3. Key Information—Risk Factors—Risks Relating to Chile,” “—Risks Relating to the United States and Canada,” “-Risks Relating to Brazil,” “—Risks Relating to Argentina,” “—Risks Relating to Uruguay,” “—Risks Relating to Other Markets”.

Economic Indicators in Chile, Argentina, Brazil, Uruguay, the United States, Canada and Mexico

Chile

According to the Central Bank of Chile, in real terms Chile’s GDP increased 11.7% in 2021, increased 2.4% in 2022, and increased 0.2% in 2023. The Chilean peso depreciated 18.8% against the U.S. dollar in 2021, depreciated
1.3
%
in 2022 and depreciated 2.5% in 2023. See “Item 3. Key Information
—
Risk Factors
—
Risks Relating to Chile
.”

United States

According to the U.S. Bureau of Economic Analysis, the United States GDP, increased 5.9% in 2021, increased 2.1% in 2022, and increased by 2.5% in 2023. See “Item 3. Key Information
—
Risk Factors
—
Risks Relating to the United States and Canada
.”

Canada

According to the Bank of Canada, in real terms Canada’s GDP increased 5.3% in 2021, increased
3
.8
%
in 2022 and increased 1.1% in 2023. The Canadian dollar appreciated 0.3% against the U.S. dollar in 2021, depreciated
7.
5%
in 2022 and appreciated 2.2% in 2023. See “Item 3. Key Information
—
Risk Factors
—
Risks Relating to the United States and Canada
.”

Brazil

According to the
Instituto Brasileiro de Geografia e Estatística
(the Brazilian Institute of Geography and Statistics), in real terms Brazil’s GDP increased 4.6% in 2021, increased
2.9
%
in 2022 and increased 2.9% in 2023. In 2021, 2022, and 2023, the Brazilian real depreciated against the U.S. dollar by 7.3%, appreciated by 5.
2%
and appreciated by 9.8%, respectively. See “Item 3. Key Information
—
Risk Factors
—
Risks Relating to Brazil
.”

Argentina

According to the
Instituto Nacional de Estadística y Censos
(the Argentine National Statistics and Census Institute, or the “INDEC”), in real terms Argentina’s GDP increased 10.3% in 2021, increased
5.2
%
in 2022 and contracted by 1.6% in 2023. In 2021, 2022 and 2023, the Argentine peso depreciated against the U.S. dollar 21.6%,
72.2%
and 355.0% respectively. In 2021, 2022 and 2023, the INDEC’s national CPI was 51.4%, 94.8
% and
211.4%, respectively. See “Item 3. Key Information
—
Risk Factors
—
Risks Relating to Argentina.”

Uruguay

According to the
Banco Central del Uruguay
(the Central Bank of Uruguay), in real terms Uruguay’s GDP increased 4.4% in 2021, increased
4.9%
in 2022 and increased 2.0% in 2023. The Uruguayan peso depreciated 5.8% against the U.S. dollar in 2021, appreciated 10.8% in 2022 and appreciated 1.8% in 2023. See “Item 3. Key Information
—
Risk Factors
—
Risks Relating to Uruguay
.”

Mexico

According to the
Banco de México
(the Central Bank of Mexico), in real terms Mexico’s GDP increased 1.1% in 2021, increased
3.1
%
in 2022 and increased 3.2% in 2023. The Mexican peso depreciated 53.4% against the U.S. dollar in 2021, appreciated
5.
0%
in 2022 and depreciated 14.4% in 2023. See “Item 3. Key Information
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

The effect of exchange rate fluctuations is partially offset by the fact that certain of our operating expenses are denominated in U.S. dollars (such as our freight costs and selling expenses in the form of commissions paid to our sales agents abroad) and a significant part of our indebtedness is denominated in U.S. dollars. As of December 31, 2023, our U.S. dollar-denominated indebtedness was U.S
.$
4.4 billion. In addition, if the U.S. dollar appreciates against the local currency in any of our export markets, we must, from time to time, express our sales in that local currency to compete effectively.

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

The following table sets forth, for the years indicated, average unit sales prices for our products.

	Year ended December 31, (1)
	2023	2022	2021
	(U.S.$ per tonne) (3)
Product (2)
Pulp
Bleached pulp	667.6	866.0	726.7
Unbleached pulp	692.5	873.9	759.8
Logs (U.S.$ per cubic meter) (3)	45.1	42.8	30.5

	(U.S.$ per cubic meter) (3)
Wood Products
Sawn timber	266.5	354.5	323.1
Remanufactured wood products	797.2	938.5	736.0
Plywood	618.9	713.8	637.9
Panels	435.5	485.1	364.7

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

Prices for unbleached softwood market pulp also follow cyclical patterns related to worldwide demand, stock levels and supply. Based on information published by Hawkins Wright Ltd., in 2023 unbleached softwood market pulp represented about
4.6
% of the total capacity in the global wood pulp market. The majority of unbleached softwood pulp is sold in Asia, and its price in that market does not necessarily follow the cycle of prices for softwood or hardwood in other markets.

During 2019, average prices decreased 31.7% in the case of NBSK – Europe, which reached U.S.$819.95 per tonne at the end of the year, and decreased 21.9% in the case of NBSK – China, which reached U.S.$557.57 per tonne at the end of the year. BHKP – Europe decreased 33.6% in 2019, reaching U.S.$680.01 per tonne at year end, and BHKP – China decreased 28.9% in 2019, reaching U.S.$456.92 at year end. The downward trend during most of 2019 was mainly driven by trade tensions between China and the United States, as well as lower paper demand in Europe, which adversely affected both hardwood and softwood pulp prices. Hardwood pulp prices were also adversely impacted by the high levels of inventories registered during the year, which started to decrease after mid-2019. Towards the end of 2019, prices stabilized after China and the United States reached understanding on certain commercial issues and due to a decrease in inventories.

During 2020, average prices increased 7.2% in the case of NBSK – Europe, which reached U.S.$879.36 per tonne at the end of the year, and increased 20.3% in the case of NBSK – China, which reached U.S.$670.56 per tonne by year end. BHKP – Europe remained stable, ending the year at U.S.$680.00 per tonne, and BHKP – China increased 9.2%, reaching U.S.$499.08 per tonne at year end. Prices remained stable, albeit at low levels, for most of 2020 and continued to be adversely affected by trade tensions between China and the United States, the COVID-19 pandemic and lower demand for paper products in Europe. Towards the end of 2020, inventories started to decrease, and improvements related to the COVID-19 pandemic situation had a positive impact on the hardwood and softwood pulp market. These developments led to price increases during the last days of the year for many of the benchmark pulp products.

During 2021, average prices increased 43.4% for NBSK – Europe, which reached U.S.$1,260.67 per tonne at the end of the year, and increased 12.6% for NBSK – China which reached U.S.$755.05 by year end. BHKP – Europe increased 67.6% reaching U.S.$1,140.0 by year end. In the case of BHKP – China, prices increased 15.5%, reaching U.S.$576.42 by year end. In general, prices across all fibers and markets increased, especially during the first half of the year, mostly due to normalization of demand and certain supply issues caused by the COVID-19 pandemic. During the second half of the year, prices remained stable and at high levels in European markets and adjusted downwards somewhat on Chinese markets.

During 2022, average prices increased 13.4% for NBSK - Europe, which reached U.S.$1,429.03 per tonne at the end of the year, and increased 17.2% for NBSK – China, which reached U.S.$884.99 by year end. BHKP - Europe increased 21.1% reaching U.S.$1,380.00 by year end. In the case of BHKP – China, prices increased 43.6% reaching U.S.$827.59 by year end. In general, prices across all fibers and markets increased in 2022, mainly in the first half of the year due to logistic issues and restricted supply because of the conflict between Russia and Ukraine. During the second half of the year, prices remained relatively stable and at the end of the year, prices slightly decreased due to a normalization of logistic issues and a relative stabilization of inventories.

During 2023, average prices decreased 13.0% for NBSK - Europe, which reached U.S.$1,242.99 per tonne at the end of the year and decreased 15.8% for NBSK - China which reached U.S.$745.25 by year end. BHKP - Europe decreased 27.0% reaching U.S.$1,007.96 by year end. In the case of BHKP - China, prices decreased 21.1% reaching U.S.$653.35 by year end. In general, prices across all fibers and markets decreased, especially during the first half of the year, mostly due to high inventories, low paper production and new capacity in the market. During the second half of 2023, prices increased in both European and Chinese markets mainly due to higher demand.

Prices of Northern Bleached Softwood Kraft Pulp (NBSK - Europe) (1)

The following table sets forth the prices for NBSK – Europe, as listed on the NBSK – Europe index, as of the dates indicated, as well as the percentage variation with respect to the previous date:

List Price as of December 31,	U.S.$/tonne	Change YoY
2021	1,260.67	43.4%
2022	1,429.03	13.4%
2023	1,242.99	(13.0)%

Prices of Northern Bleached Softwood Kraft Pulp (NBSK - China) (1)

The following table sets forth the prices for NBSK – China, as listed on the NBSK – China index, as of the dates indicated, as well as the percentage variation with respect to the previous date:

List Price as of December 31,	U.S.$/tonne	Change YoY
2021	755.05	12.6%
2022	884.99	17.2%
2023	745.25	(15.8)%

Prices of Bleached Hardwood Kraft Pulp (BHKP - Europe) (1)

The following table
sets forth the prices for BHKP – Europe, as listed on the BHKP – Europe index, as of the dates indicated, as well as the percentage variation with respect to the previous date:

List Price as of December 31,	U.S.$/tonne	Change YoY
2021	1,140.00	67.6%
2022	1,380.00	21.1%
2023	1,007.96	(27.0)%

Prices of Bleached Hardwood Kraft Pulp (BHKP - China) (1)

The following table
sets forth the prices for BHKP – China, as listed on the BHKP – China index, as of the dates indicated, as well as the percentage variation with respect to the previous date:

List Price as of December 31,	U.S.$/tonne	Change YoY
2021	576.42	15.5%
2022	827.59	43.6%
2023	653.35	(21.1)%

(1)	Source: Fastmarkets RISI.

Prices of Unbleached Kraft Pulp (UKP)

The following table sets forth the price of our UKP as of the dates indicated, as well as the percentage variation with respect to the previous date:

Price as of December 31,	U.S.$/tonne	Change YoY
2021	779.44	33.2%
2022	831.62	6.7%
2023	754.66	(9.3)%

Source :	Arauco.

Prices of Dissolving Pulp

The following table sets forth the price of our dissolving pulp as of the dates indicated, as well as the percentage variation with respect to the previous date:

Price as of December 31,	U.S.$/tonne	Change YoY
2021	906.33	34.1%
2022	932.26	2.9%
2023	864.48	(7.3)%

Source	: Arauco.

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

During 2023, average prices for our wood products decreased 14.0% compared to 2022. Average prices for our panels decreased 10.2%, and the sales volume for panels decreased 9.7% compared to 2022. These decreases were mainly explained by higher interest rates, oversupply, high inventories, and political uncertainty. In 2023, average prices for our sawn timber decreased 24.8%, and the volume of our sawn timber sales increased 7.0% compared to 2022, also explained by the same reasons.

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

Results of Operation

The following table provides a breakdown of our financial results of operations and sales volumes for the years ended December 31, 2021, 2022 and 2023. The table and the discussion that follows are based on and should be read in conjunction with our audited consolidated financial statements, including the notes thereto, as of and for the years ended December 31, 2021, 2022 and 2023 included elsewhere herein. The audited consolidated financial statements included herein are prepared in accordance with IFRS Accounting Standards and presented in U.S. dollars.

	For the year ended December 31,
	2023			2022			2021
	Sales	%	Volume	Sales	%	Volume	Sales	%	Volume
	(in millions of U.S. dollars, except percentages and volume)
Revenues
Pulp
Bleached pulp (1)	2,341.2	38.9	3,506.7	2,326.4	32.8	2,686.2	2,254.2	35.5	3,102.1
Unbleached pulp (1)	212.0	3.5	306.1	426.9	6.0	488.5	331.8	5.2	436.7
Pulp Subtotal	2,553.2	42.5	3,812.8	2,753.3	38.8	3,174.8	2,586.0	40.7	3,538.8
Logs, net (2)	96.2	1.6	2,134.0	110.4	1.6	2,582.6	81.6	1.3	2,672.7
Chips (2)	-	0.0	-	-	0.0	-	2.7	0.0	34.3
Other (2)	37.5	0.6	1,945.3	23.8	0.3	1,280.5	35.7	0.6	1,773.0
Forestry Products Subtotal (2)	133.6	2.2	4,079.3	134.2	1.9	3,863.1	119.9	1.9	4,480.0
Total	2,686.8	44.7	-	2,887.5	40.7	-	2,705.9	42.6	-
Wood Products
Fiberboard panels (2)	2,148.3	35.7	4,932.6	2,651.3	37.3	5,564.9	2,234.4	35.2	6,126.8
Sawn timber (2)	409.0	6.8	1,534.3	584.9	8.2	1,650.0	582.5	9.2	1,803.0
Remanufactured wood products (2)	280.5	4.7	351.8	430.1	6.1	458.2	329.3	5.2	447.5
Plywood	293.4	4.9	474.1	377.8	5.3	529.3	351.4	5.5	550.9
Total	3,131.1	52.1	7,292.8	4,044.0	56.9	8,102.4	3,497.6	55.1	8,928.1
Energy	89.8	1.5		89.8	1.3		87.1	1.4
Other	104.1	1.7		80.7	1.1		59.2	0.9
Total revenues	6,011.8	100		7,102.1	100		6,349.8	100
Cost of sales
Timber	(1,068.7)			(859.8)			(773.7)
Forestry labor costs	(692.5)			(623.9)			(554.5)
Maintenance costs	(355.4)			(319.1)			(261.1)
Chemical costs	(649.4)			(712.3)			(546.4)
Depreciation and amortization	(535.2)			(408.2)			(401.7)
Other costs of sales	(1,442.9)			(1,351.1)			(1,144.5)
Total cost of sales	(4,744.1)			4,274.5			(3,681.6)
Gross profit	1,267.7	21.1%		2,827.6	39.8%		2,668.2	42.0%
Other income	573.0			100.1			379.0
Distribution costs	(693.0)			(922.2)			(683.0)
Administrative expenses	(624.3)			(613.6)			(577.1)
Other expenses	(480.3)			(373.9)			(192.1)
Other gains (losses)	0.0			0.0			0.0
Income (loss) from operating activities	43.0			1,018.0			1,594.6
Financial income	131.7			72.1			33.5
Financial costs	373.5			(200.4)			(220.0)
Share of profit (loss) of associates and joint ventures accounted for using equity method	7.7			33.7			31.4
Exchange rate differences	(194.7)			(77.1)			(5.3)
Income (loss) before income tax	(385.8)			846.3			1,434.5
Income tax	27.3			(142.1)			(402.9)
Net income (loss)	(358.5)			704.2			1,031. 6

65

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

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

Revenues
decreased 15.4%, from
U.S.$7,102.1 million in 2022 to
U.S.$6,011.8 million in 2023
, primarily as a result of:

•	a 22.6%, or U.S.$912.9 million, decrease in revenues from wood product sales; and

•	a 7.0%, or U.S.$200.7 million, decrease in revenues from pulp and forestry products sales.

Pulp
. Revenues from bleached and unbleached pulp decreased 7.3%, from U.S.$2,753.3 million in 2022 to U.S.$2,553.2 million in 2023, mainly due to a 22.8% decrease in average prices, offset by a 20.1% increase in sales volume. Revenues from sales of bleached pulp increased 0.6% mainly due to a 30.5% increase in sales volume, offset by a 22.9% decrease in average prices. Revenues from unbleached pulp decreased 50.3% during 2023, mainly due to a 37.3% decrease in sales volume and a 20.8% decrease in average prices. In general, during 2023, prices across all fibers and markets decreased, especially during the first half of the year, mostly due to weak sales and low paper production. During the second half of the year, prices increased for both European and Chinese markets due to higher demand rates.

Revenues from sales of forestry products
decreased 0.5%,
from U.S.$134.2 million in 2022 to
U.S.$133.6 million in 2023
, mainly due to a U.S.$
14.3
million decrease in revenues from sales of logs.

Wood Products.
Revenues from wood products
decreased 22.6%,
from U.S. $4,044.0 million in 2022 to
U.S.$3,131.1 million in 2023
, primarily due to a 14.0%
decrease in
average prices and a
10.0
%
decrease
in sales volume.

Revenues from panel products decreased 19.0%, from U.S.$2,651.3 million in 2022 to
U.S.$2,148.3 million in 2023, due to a 10.2% decrease in average prices and a 9.7% decrease in sales volume. The decrease in average prices and sales volume was primarily due to higher interest rates, oversupply, high inventories, and political uncertainty.

Revenues from sawn timber
decreased
30.1%
, from U.S.$584.9 million in 2022 to
U.S.$409.0 million in 2023
, mainly due to a
24.8%
decrease
in average prices and a
7.0%
decrease
in sales volume.

Revenues from plywood
decreased 22.3%
, from U.S. $377.8 million in 2022 to
U.S.$293.4 million in 2023
, mainly due to a
13.3%
decrease
in average prices and a
10.4%
decrease
in sales volume.

Revenues from remanufactured wood products sales decreased 34.8%, from U.S.$430.1 million in 2022 to U.S.$280.5 million in 2023, mainly due to a 23.2% decrease in sales volume and a 15.1% decrease in average prices.

Other revenue.
Revenues from other sources, consisting mainly of revenues from sales of energy, chemicals and other services, increased 13.7%
, from U.S.$170.6 million in 2022 to
U.S.$193.9 million in 2023
, mainly as a result of a U.S.$
38.1
million
increase in other services, offset by a
U.S.$
14.5
million
decrease in
sales of chemicals.

Cost of sales

Cost of sales increased
11.0
%, from U.S.$4,274.5 million in 2022 to
U.S.$4,744.1 million in 2023
, primarily as a result of:

●	a 24.3 % increase in timber costs, from U.S.$859.8 million in 2022 to U.S.$1,068.7 million in 2023 mainly due to higher sales volume and higher cost of timber ;

●	a 31.1 % increase in depreciation and amortization, from U.S.$408.2 million in 2022 to U.S.$535.2 million in 2023 mainly due to the inclusion of Line 3 of the Arauco mill ;

●	a 11.0 % increase in forestry labor costs, from U.S.$623.9 million in 2022 to U.S.$692.5 million in 2023 , due to increases in harvesting costs;

●	a 38.1 % increase in other indirect costs, from U.S.$169.4 million in 2022 to U.S.$233.9 million in 2023 , due to higher costs associated to Arauco 3´s ramp up process; and

●
a
11.4
% increase in maintenance costs, from U.S.$319.1 million in 2022 to
U.S.$355.4 million in 2023
, due to higher costs associated to scheduled and non-scheduled maintenance stoppages during the year.

Gross Profit

As a percentage of total revenue, our gross profit
decreased
from 39.8% in 2022 to
21.1
% in 2023, due to a 15.4% decrease in our revenues coupled with an increase
of
11.0
% in our cost of sales.

Other income

Other income increased 472.3%, from U.S.$100.1 million in 2022 to
U.S.$573.0 million in 2023. This increase was mainly driven by a U.S.$251.5 million gain from an increase in the fair value of our biological assets compared to 2022 and our receipt of U.S.$ 199.6 million in payments from insurance companies for claims related to damages in our Valdivia and Constitución mills.

Distribution costs

Distribution costs decreased 24.9%, from U.S.$922.2 million in 2022 to U.S.$693.0 in 2023
, primarily as a result of a 29.0% decrease in freight costs. This decrease was due to lower shipping fees during 2023 as a result of the lifting of COVID related restrictions and, to a lower extent, due to lower sales volume of wood products.
For more information, see “Item 3. Key Information—Risk Factors—Risks Relating to the Company—We depend on free international trade as well as economic and other conditions in our principal markets.”

As a percentage of revenues, distribution costs
decreased
to
11.5
% in 2023, from 13.0% in 2022.

Administrative expenses

Administrative expenses
increased
1.7
%, from U.S.$613.6 million in 2022 to U.S.$
624.3
in 2023, primarily as a result of:

•	a 108.3 % or U.S.$ 28.1 million increase in insurance costs; and

•	a 29.9 % increase, or U.S.$ 9.9 million increase in depreciation and amortization .

This increase in administrative expenses was offset by a 11.9% or
U.S.$
18.1
million
decrease in other administrative expenses and a 3.7% or
U.S.$
9.6
million
decrease in
wages, salaries and severance indemnities.

As a percentage of revenues, administrative expenses increased to
10.4
% in 2023, compared to 8.6% in 2022.

Other expenses

Other expenses increased 28.5%, from U.S.$373.9 million in 2022 to U.S.$480.3 million in 2023, mainly due to an increase in operating expenses related to mill stoppages and the ramp up process of Arauco 3 contemplated by the “MAPA” project. These increases were partially offset by a U.S.$ 59.6 million decrease in our impairment provision for property, plant, equipment and others, mainly due to the impairment provision related to our Argentine operations occurred in 2022.

Finance costs

Finance costs increased 86.4% from
U.S.$200.4
million in 2022 to U.S.$373.5 million in 2023, primarily as a result of higher interest costs compared to 2022 and also due to a 23.4% or
U.S.$1,337.1
million increase
in our outstanding debt
.
For more information, see “Item 5. Operating and Financial Review and Prospects—Financing Activities.”

Exchange rate differences

Losses from exchange rate differences increased 152.7%, from a loss of U.S.$77.1 million in 2022 to a loss of U.S.$194.7 million in 2023, primarily due to the devaluation of the Argentine peso. See “-Economic Indicators in Chile, Argentina, Brazil, Uruguay, the United States and Canada.”

Income tax

We recorded an income tax benefit of U.S.$27.8 million in 2023 compared to an income tax expense of U.S.$ 142.1 million in 2022. This increase was primarily associated to a lower gross profit due to a decrease in average prices and sales volume of most of the products we commercialize
.

Net income

Net income decreased 150.9% from U.S.$
704.2
million in 2022 to a loss of U.S.$358.5 million in 2023. This is mainly explained by lower operational results in our forestry and pulp business segment, driven by a decrease in average pulp prices, a heavy forest fire season, operational disruptions in some of our mills and Arauco 3’s ramp-up.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues

Revenues increased 11.8%, from U.S.$ 6,349.8 million in 2021 to U.S.$7,102.1 million in 2022, primarily as a result of:

•	a 15.6%, or U.S.$546.4 million, increase in revenues from wood product sales; and

•	a 6.7%, or U.S.$181.6 million, increase in revenues from pulp and forestry products sales.

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

•
a 30.5% increase in chemical costs, from U.S.$546.0 million in 2021 to U.S.$712.3 million in 2022, primarily as a result of increases in the average prices of certain chemical products used in our production processes;

•	a 11.1% increase in timber costs, from U.S.$773.7 million in 2021 to U.S.$859.8 million in 2022;

•	a 12.5% increase in forestry labor costs, from U.S.$554.5 million in 2021 to U.S.$623.9 million in 2022, due to increases in harvesting costs;

•
a 22.2% increase in maintenance costs, from U.S.$261.1 million in 2020 to U.S.$319.1 million in 2022, due to higher costs associated to scheduled and non-scheduled maintenance stoppages during the year; and

•	a 20.8% increase in energy and fuel costs, from U.S.$201.9 million in 2020 to U.S.$244.0 million in 2022, due to increases in global fuel prices.

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
For more information, see “Item 3. Key Information—Risk Factors—Risks Relating to the Company—We depend on free international trade as well as economic and other conditions in our principal markets.”

As a percentage of revenues, distribution costs increased to 13.0% in 2022, from 10.7% in 2021.

Administrative expenses

Administrative expenses increased 6.3%, from U.S.$577.1 million in 2021 to U.S.$613.6 million in 2022, primarily as a result of:

•	an 18.3% or U.S.$8.1 million increase in third-party variable services;

•	a 23.1% increase, or U.S.$7.5 million increase in computer services; and

•	a 2.9% increase, or U.S.$7.3 million increase in wages, salaries and severance indemnities.

•	As a percentage of revenues, administrative expenses decreased to 8.6% in 2022, compared to 9.1% in 2021.

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

We entered into a U.S.$375.0 million committed revolving credit facility on February 20, 2020, that expires on February 20, 2025. In June 2023, U.S.$225.0 million were drawn under this credit facility, and as of December 2023 the total outstanding amount under this facility was U.S.$ 225.0 million.

We believe that cash flow generated by operations, cash balances, borrowings from banks, debt offerings in the domestic and international capital markets and equity contributions are likely to be sufficient to meet our short and medium working capital, debt service and capital expenditure requirements. See “Item 4. —Information on our Company—Capital Expenditures.”

Cash Flow from Operating Activities

Our net cash flow provided by operating activities was U.S.$
740.4
million in 2023 and U.S.$1,700.5 million in 2022. This
decrease
in 2023 was principally due to a U.S.$
1,418.8
million
decrease
in receipts from sale of goods and rendering of services, mostly associated to lower revenues, partially offset by
an
increase
of U.S.$
194.9
million in
payments to suppliers,
a decrease of U.S.$
176.5
million in income taxes paid and an
increase
of U.S.$
163.6
million in receipts from other operating activities.

Our net cash flow provided by operating activities was U.S.$1,700.5 million in 2022 and U.S.$1,939 million in 2021.
This decrease in 2022 was principally due to a U.S.$1,206.8 million increase in payments to suppliers and employees, and an increase of U.S.$320.7 million in income taxes paid, partially offset by a U.S.$1,240.2 million increase in 2022 in receipts from sale of goods and rendering of services, mostly associated with the increase in average prices for all of our products.

Cash Flow Used in Investing Activities

Our net cash used by investing activities was U.S.$1,333.1 million in 2023, compared to U.S.$1,469.9 million in 2022. This decrease was principally due to a
U.S.$427.3 million or 33.6% decrease in acquisition of property, plant and equipment, partially offset by a U.S.$111.7 million or 37.2% increase in purchase of long-term assets
.

Our net cash used in investing activities was U.S.$1,469.9 million in 2022 and U.S.$1,189.6 million in 2021. This increase in 2022 was principally due to a U.S.$204.7 million decrease in 2022 in inflows originated from the sale of other long-term assets, mostly due to the effects of the sale of forestry assets that we executed in August 2021.

Cash Flow from Financing Activities

Our net cash provided by financing activities was U.S.$645.7 million in 2023, compared to U.S.$527.2 million used in 2022 primarily as a result of an
U.S.$1,808.2 million
increase in proceeds from both short term and long-term loans and from dividends paid during 2023 (a total of
U.S.$282.7 million
).
This was partially offset as a result of our payment in 2023 of U.S.$1,808.3 million in loan payments.

Our net cash used by financing activities was U.S.$527.2 million in 2022, compared to U.S.$769.5 million in 2021, primarily as a result of our payment in 2022 of U.S.$380.9 million in dividends and U.S.$397.9 million in loan payments.

Contractual Obligations

As is customary practice in the pulp and wood products industries, we generally do not have long-term sales contracts with our customers; rather, we maintain commercial relationships with our customers, with whom we reach agreements from time to time on specific volumes and/or prices.

Investing Activities

During 2023, our main investment activities were investments in (i) projects, (ii) sustaining our panel, sawmill and pulp mills, and (iii) sustaining our biological assets. Our main capital expenditures in projects during 2023 included Arauco 3`s ramp-up.

Financing Activities in 2023

On April 1, 2019, we entered into an export credit agreement with Finnvera (the Finnish state-owned financing company) and three banks (BNP Paribas, JPMorgan Chase & Co. and Santander) for a total amount of €555.0 million. The agreement sets forth the disbursement period during the construction of the MAPA project and an 8.5-year maturity period with equal annual amortization installments. The funds were used to purchase equipment for the MAPA project from the main suppliers (i.e., Andritz and Valmet). As of December 31, 2023, the total amount disbursed is €555.0 million, equivalent to the total of the export credit agreement (equivalent to approximately U.S.$
608.1 million using the exchange rate of December 31, 2023).

On April 25, 2023, we issued two series of sustainability bonds in the Chilean market for a total amount of UF 7.0 million. The amount of the issuance of the 9-year series was UF 2.0 million, equivalent to U.S.$83.9 million as of December 31, 2023, while the amount of the 21-year series was UF 5.0 million, equivalent to U.S.$209.7 million as of December 31, 2023. Additionally, on June 13, 2023 we issued another sustainability bond in the Chilean market. The amount of the issuance of this 23-year series was UF 5.0 million, equivalent to U.S.$209.7 million as of December 31, 2023. All of the proceeds from these issuances were used for general corporate purposes.
Additionally, we assumed a commitment, in line with our Sustainable Bond Framework published on our website, to finance or refinance eligible green and social projects, in an amount equivalent to the issuance of such bonds.

In June 2023, we withdrew U.S.$225.0 million under our U.S.$375.0 million committed revolving credit facility entered on February 20, 2020, which expires on February 20, 2025. As of December 31, 2023 the total outstanding amount under this facility was U.S.$ 225.0 million.

In November 21, 2023, we signed a credit term loan agreement with The Bank of Nova Scotia, Mizuho Bank LTD, BNP Paribas and MUFG Bank LTD for a total amount of
U.S.$275.0 million.
The structure of this loan includes a three year term and a bullet payment.
As of December 31, 2023 the total outstanding amount under this facility was U.S. 275.0 million.

On March 26, 2024, our subsidiary Arauco North America, Inc. signed a credit term loan agreement with Itaú Chile – NY Branch, The Bank of Nova Scotia, Banco Bilbao Vizcaya Argentaria S.A., and JPMorgan Chase Bank, N.A. for a total of U.S.$210 million, where we acted as guarantor. The structure of this loan includes a three year term and a bullet payment.

On March 28, 2024, our subsidiary Arauco North America, Inc. prepaid in full its 2017 committed facility loan (to which we acted as guarantor), for a total of U.S.$210 million plus accrued interest, with maturity on April 28, 2024. We had in place certain interest rate swap agreements associated with this loan, which we unwound following its prepayment.

As of December 31, 2023, the current portion of our bank debt was U.S.$475.0 million of which 80.7% was U.S. dollar-denominated. As of December 31, 2023, our total non-current portion of our bank debt was U.S.$1,024.0 million of which 48.4% was U.S. dollar-denominated.

As of December 31, 2023, we also had total capital markets borrowings (including the current portion of such debt) of U.S.$5.0 billion, 68.1% of which were U.S. dollar-denominated.

As of December 31, 2023, the weighted average maturity of our non-current debt was 15.4 years. The interest rate on our floating rate debt is determined principally by reference to the SOFR, and as of December 31, 2023, the average spread for our U.S. dollar floating rate debt over six-month SOFR was 1.97%. As of December 31, 2023, the average interest rate for our U.S. dollar fixed rate debt was 4.92%. These average rates do not reflect the effect of swap agreements.

As of December 31, 2023, we guaranteed obligations of U.S.$210.0 million related to Arauco North America, Inc. and U.S.$203.2 million related to Arauco do Brasil.

The instruments and agreements governing our bank loans and local bonds set limits on our incurrence of debt and liabilities through the use of financial covenants. The principal financial covenants contained in our bank loan agreements in effect on December 31, 2023 were the following:

•	Our net debt to equity ratio must not exceed 1.2:1; and

•	Our interest coverage ratio must not be less than 2:1.

The principal financial covenant contained in our local bond agreements in effect on December 31, 2023 is:

•	Our net debt to equity ratio must not exceed 1.2:1.

We were in compliance with all bank loan and bond covenants as of December 31, 2023. Our U.S. dollar-denominated bonds do not contain financial maintenance covenants.

Treasury Management

Our corporate financial policy establishes a set of guidelines, procedures and responsibilities to minimize certain financial risks to which we are exposed. This policy, which incorporates all countries where we operate, seeks to manage such risks and is administered by our Corporate Finance Department based in Chile. Additionally, we seek to manage our financial needs to ensure long term business continuity and operations. Seeking to achieve sustainable growth over time, we also manage the funding needs associated to investment projects, while maintaining an adequate capital structure considering economic cycles that impact our business and the nature of the industries in which we operate.

We manage our treasury activities on a centralized basis. In the case of our Argentine and Brazilian subsidiaries, our Corporate Finance Department supervises and controls compliance with our financial policies, but their daily treasury activities are managed independently.

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

Cross Currency Swap Agreements

We have outstanding the following cross currency swap agreements in Chile to hedge our local bonds issued in UF:

Bank – Country	UF Notional Amount	U.S.$ Notional Amount	Hedging Start Date	Maturity
BCI – Chile	545,455	21,000,013	10/30/2021	10/30/2029
Scotiabank – Chile	545,455	21,025,232	10/30/2021	10/30/2029
Banco de Chile – Chile	545,455	20,714,763	04/30/2019	10/30/2029
BCI – Chile	545,455	20,933,693	04/30/2023	10/30/2029
BCI – Chile	545,455	20,959,872	04/30/2023	10/30/2029
BCI – Chile	545,455	20,520,850	04/30/2023	10/30/2029
BCI – Chile	545,455	20,714,761	04/30/2023	10/30/2029
BCI – Chile	818,182	31,500,021	11/15/2021	11/15/2032
BCI – Chile	818,182	31,497,364	11/15/2021	11/15/2032
Itaú Corpbanca– Chile	818,182	34,698,415	11/15/2023	11/15/2032
Santander – Chile	1,636,363	68,322,611	11/15/2023	11/15/2032
Santander – Chile	3,000,000	128,611,183	10/01/2014	04/01/2024
JP Morgan – U.K.	1,000,000	43,185,224	10/01/2014	04/01/2024
Itaú Corpbanca – Chile	1,000,000	43,277,070	10/01/2014	04/01/2024
Santander – Chile	5,000,000	201,340,031	11/15/2016	11/15/2026
Goldman Sachs N.A. – U.S.	1,000,000	40,521,750	10/10/2018	10/10/2028
Scotiabank – Chile	1,000,000	40,537,926	10/10/2018	10/10/2028
Goldman Sachs N.A. – U.S.	1,000,000	40,066,555	10/10/2018	10/10/2028
Santander – Chile	3,000,000	118,400,504	10/10/2018	10/10/2038
Santander – Chile	2,500,000	97,971,786	10/10/2018	10/10/2038
JP Morgan – U.K.	2,000,000	89,387,460	04/10/2023	04/10/2032
Santander – Chile	2,000,000	90,274,363	04/10/2023	04/10/2032
Banco de Chile – Chile	1,000,000	44,572,044	04/10/2023	04/10/2032
JP Morgan – U.K.	1,000,000	44,572,044	04/10/2023	04/10/2032
JP Morgan – U.K.	1,000,000	44,559,642	04/10/2023	04/10/2032
BCI – Chile	1,000,000	43,724,036	05/15/2023	05/15/2033
BCI – Chile	1,000,000	43,709,927	05/15/2023	05/15/2033
BCI – Chile	1,000,000	43,762,973	05/15/2023	05/15/2033
Banco de Chile – Chile	1,000,000	43,601,403	05/15/2023	05/15/2033
Itaú Corpbanca – Chile	1,000,000	43,654,189	05/15/2023	05/15/2033
Total	38,409,094	1,597,617,705

These cross currency swap agreements allow us to hedge our currency exposures. Through these agreements, we receive cash flows in UF, which allow us to comply with the terms of our outstanding bonds and pay fixed amounts in U.S. dollars, the currency in which a significant amount of our assets and sales are denominated.

We have outstanding the following cross currency swap agreements in Chile to hedge our bank loans denominated in Euro:

Bank– Country	EUR Notional Amount	U.S.$ Notional Amount	Hedging Start Date	Maturity
Santander – Chile	70,588,235	83,767,059	06/15/2021	12/15/2029
Banco de Chile – Chile	35,294,118	41,883,529	06/15/2021	12/15/2029
MUFG Bank – Japan	70,588,235	83,767,059	06/15/2021	12/15/2029
JP Morgan – U.S.	141,176,471	167,534,118	06/15/2021	12/15/2029
HSBC – U.S.	35,294,118	41,883,529	06/15/2021	12/15/2029
Total	352,941,177	418,835,294

Through these cross currency swap agreements we receive cash flows in EUR, which allow us to comply with the terms of our outstanding bank liabilities and pay fixed amounts in U.S. dollars, the currency in which a significant amount of our assets and sales are denominated.

The aggregate fair value of our UF and EUR cross currency swap agreements as of December 31, 2023, represented a liability of U.S.$
79.1
million as compared to December 31, 2022, when they represented a liability of U.S.$20.5 million. This variation was primarily a result of changes in the fair value related to fluctuations in rates both for U.S. dollars and Chilean pesos, and also due to variations of the U.S. dollars to Chilean pesos exchange rate.

Interest Rate Swap Agreements

We have the following
interest rate swap agreements to hedge fluctuations in floating rates for long-term debt outstanding in the U.S.:

Bank– Country	Currency	U.S.$ Notional Amount
JP Morgan – U.S.	U.S.$	70,000,000
JP Morgan – U.S.	U.S.$	70,000,000
Goldman Sachs – U.S.	U.S.$	70,000,000

As of December 31, 2023, the fair value of the aforementioned agreements represented an asset of U.S.$
6.6 million
as compared to
December 31, 2022,
when they represented an asset
of U.S.$ 15.1 million.

Forward Agreements

As of December 31, 2023, we have the following forward agreements outstanding in Uruguay to hedge fluctuations in the respective local currencies, as follows:

Bank – Country	Exchange Rate		U.S.$ Notional Amount		Hedging Start Date	Maturity
HSBC – Uruguay	U.S.$	-UYU	8,490,000	(1)	-	-
Citibank – U.K.	U.S.$	-UYU	5,550,000	(1)	-	-
Itaú – Uruguay	U.S.$	-UYU	12,855,000	(1)
Banco de la República Oriental de Uruguay – Uruguay	U.S.$	-UYU	1,920,000	(1)	-	-
Itaú – Uruguay	U.S.$	-EUR	299,000	(1)	-	-
Banco Santander –Uruguay	U.S.$	-EUR	916,000	(1)	-	-

(1)          U.S.$ notional amount includes multiple contract agreements.

The fair value of these agreements as of December 31, 2023, represented an asset of U.S.$
0.9
million, which includes the 50% of total fair value of the forward agreements entered into by Montes del Plata (of which Arauco owns 50% of its shares).

As of December 31, 2023, we have the following
forward agreements outstanding in Argentina to hedge fluctuations in the respective local currencies, as follows:

Bank– Country	Exchange Rate		U.S.$ Notional Amount	Hedging Start Date	Maturity
BBVA – Argentina	U.S.$	-AR$	6,000,000	03/30/2023	04/28/2023
HSBC – Argentina	U.S.$	-AR$	5,000,000	11/29/2023	01/31/2024

The fair value of these agreements as of December 31, 2023, represented a liability
of U.S.$0.5 million.

Research and Development

We spent U.S.$10.1 million in 2021, U.S.$10.8 million in 2022, and U.S.$
12.3
million in 2023 on research and development.

For over 30 years, we have been researching, developing, and applying innovative technologies to enhance the productivity of our forest and industrial resources. We continuously study and apply new processes in the Forestry, Pulp, and Wood Products business segments in the various countries where we operate.

We believe that research and development are essential to ensure long-term sustainability, and for this purpose we own the research center of Investigaciones Forestales Bioforest SpA (“Bioforest”). Bioforest has been restructured in order to focus more on disruptive research and in delivering greater value to our businesses. As a result, it now has a team of more than 30 people primarily dedicated to researching new technologies and products derived from the pulp process and forest improvements.

Bioforest collaborates with a broad network in pursuit of continuous improvement of our industrial and forestry management based on empirical evidence and transferring knowledge, which adds value to our business. Additionally, through scientific research programs, we uphold our commitment to the surrounding environment of our operations and to building trust with the adjacent communities.

Moreover, during 2023, significant collaboration took place with various academic institutions to advance several environmental and ecological research projects. We expect the final products to be published in national and international scientific books and journals and to be disseminated among authorities and the community, becoming important tools for community management.

On the other hand, the synergy with research projects has improved the understanding of natural phenomena concurrent with industrial activity, such as climate change. The data obtained promotes sustainable practices in biodiversity conservation and ecosystem services, benefiting the community and contributing to the fulfillment of the Sustainable Development Goals ("SDGs”). Furthermore, these experiences can be replicable in this and other industries.

During 2023 we made an investment in TreeCo, a startup company affiliated with North Carolina State University, United States, that is dedicated to genome editing of forest species. The expertise of prominent researchers from the United States was incorporated into the portfolio of projects in the Forestry area. This, along with other initiatives, will allow Bioforest to drive an investment in forest research of over US$50 million committed until 2030.

Additionally, we are implementing certain new technologies in our pulp mills that involve investments of over US$100 million through 2025. With this, improvements are expected in the production process and also in the environmental footprint of our operations, achieving the reuse of a significant portion of our solid waste, reducing disposal in landfills.

Critical Accounting Estimates

See Note 1 to our audited consolidated financial statements for information on Critical Accounting Estimates.

Trend Information

Pulp

According to Fastmarkets RISI, softwood pulp prices increased slightly in Asia and Europe during the fourth quarter of 2023. According to Fastmarkets RISI, hardwood pulp prices also increased slightly in Europe and slightly increased in China during the fourth quarter of 2023.

In the first quarter of 2024, we
observed a general increase in softwood
and hardwood pulp benchmark prices in Europe, while prices in China remained stable, as published by Fastmarkets RISI. In the case of dissolving pulp, our prices increased somewhat during the first quarter of 2024. During the remainder of 2024, developments could affect our pulp business, additional pulp capacity in the market, logistical issues, a weakening of our export markets, paper demand deterioration and uncertainties associated with the current geopolitical environment
.
As of the date of this annual report, it is difficult to predict any future variations in pulp prices (See “Item 3.
—
Key Information
—
Risk Factors
—
Global economic and other developments, and particularly economic developments in the Asian, European and U.S. economies, could have an adverse effect on the demand for our products, our financial condition, results of operations and cash flows.” for a more detailed discussion about this topic
).

Wood Products

During the fourth quarter of 2023, demand of wood products slightly improved, however still with an oversupply along with negative seasonality and a slow market, ultimately reflected on a decrease in our volumes sold and average prices. The North American markets remained slow with low construction, repair and remodeling activity, yet demand started to improve in some products.

Prices for certain of our wood products increased slightly during the first quarter of 2024 in some markets. As of the date of this annual report, it is difficult to predict any future variation in market conditions or prices for our wood products. (See “Item 3. Key Information-Risk Factors-Global economic and other developments, and particularly economic developments in the Asian, European and U.S. economies, could have an adverse effect on the demand for our products, our financial condition, results of operations and cash flows.” for a more detailed discussion about this topic).

Item 6.  Directors, Senior Management and Employees

Directors and Executive Officers

Directors

A Board of Directors manages our business. Our
estatutos
(by-laws) require that the Board of Directors consist of nine directors. Our directors cannot also be our executives. Our entire board is elected every three years and can be re-elected for any number of periods. The board was reelected at the shareholders meeting held on April 25, 2023. Due to the resignation of one of our directors (Mr. Alberto Etchegaray), a new board will be elected in the shareholders meeting to be held on April 23, 2024. The board may appoint replacements to fill any vacancies that occur during periods between elections; however, at the annual shareholders’ meeting following any such replacement, an election of the entire board must take place. Scheduled meetings of the Board of Directors are generally held once a month. Extraordinary board meetings are called when summoned by the Chairman or when requested by at least two directors. We have not entered into any contracts with our current directors to provide any benefits upon the termination of their relationship with us. We do not have a compensation committee.

Our current directors are listed below.

Name	Years as Director	Position	Age
Manuel Bezanilla	37	Chairman	79
Roberto Angelini	37	First Vice-Chairman	75
Jorge Andueza	30	Second Vice-Chairman	75
Eduardo Navarro	16	Director	58
Timothy C. Purcell	19	Director	64
Franco Mellafe	9	Director	48
Juan Ignacio Langlois	8	Director	56
Jorge Bunster	23	Director	71

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

Jorge Andueza
became a Director on April 11, 1994 and was appointed Second Vice-Chairman of the Board of Directors on April 23, 2013. He is also the Chairman of the Board of Directors of Inversiones Siemel S.A. and Nutrisco S.A., and serves as a member of the Board of Directors of COPEC, Empresas Copec, Forestal Arauco, Inversiones Arauco Internacional Limitada, Inversiones Nutravalor S.A., Corpesca S.A., Pesquera Iquique-Guanaye S.A., Organización Terpel S.A., Inversiones Caleta Vitor S.A. and Servicios Corporativos Sercor S.A. Mr. Andueza holds a degree in electronic civil engineering from Federico Santa María Technical University.

Eduardo Navarro
became a Director on September 25, 2007. He is also the Chief Executive Officer of Empresas Copec S.A., the Chief Executive Officer of Pesquera Iquique-Guanaye S.A., and serves as Chairman of the Board of Directors of Abastible S.A. and a member of the Board of Directors of COPEC, Colgas S.A., Solgas S.A., Duragas S.A., Corpesca S.A., Inversiones Caleta Vitor S.A., Nutrisco S.A., Inversiones Alxar S.A. and Cumbres Andinas S.A.C. Mr. Navarro holds degrees in commercial engineering and a master´s degree in economics, all from the Catholic University of Chile.

Timothy C. Purcell
became a Director on April 26, 2005. He is also Managing Partner of Linzor Capital Partners, LP. Mr. Purcell currently serves as a member of the Board of Directors of Engenium Capital S.A. de C.V., Inconcert Holding S.L. and the Santo Tomás Educational Foundation. He is also Chairman of the Board of Directors of Colegios Cree in Chile. Mr. Purcell received an undergraduate degree in economics from Cornell University, as well as a master’s degree in international studies from the University of Pennsylvania and a master’s degree in business from Wharton Business School.

Franco Mellafe
became a Director on April 21, 2015. He has also served as member of the Board of Directors of Forestal Arauco and Inversiones Angelini since July 2013. Mr. Mellafe holds a master’s degree in business administration from Babson College and an undergraduate degree in business administration from Gabriela Mistral University. Before joining our Board of Directors, Mr. Mellafe worked for twelve years in different positions in Arauco.

Juan Ignacio Langlois
became a Director on April 26, 2016. He is also Partner of Tyndall Group. Mr. Langlois currently serves as a member of the Board of Directors of Metrogas S.A and Inversiones Soprole S.A. He also serves as alternate director of Minera Las Cenizas S.A. Mr. Langlois received a law degree with maximum distinction from the Universidad de Chile School of law, a master’s degree in business administration (MBA) from the Kenan-Flagler Business School, University of North Carolina at Chapel Hill and a master’s degree in law (LLM) from the University of California, Berkeley.

Jorge Bunster
served as a Director between April 1994 and March 2010, when he voluntarily resigned to assume the position of Vice Minister of Foreign Trade at the Ministry of Foreign Affairs of Chile, and subsequently, on April 2012, as Minister of Energy until March of 2014. He rejoined our Board of Directors in April 2017. Mr. Bunster serves as a member of the boards of directors of COPEC, Organización Terpel S.A., and Nutrisco S.A. Mr. Bunster holds degrees in commercial engineering and economics from the Catholic University of Chile and a master’s degree in business administration from IESE, Navarra University, Spain.

Included below is a brief biographical description of
Alberto Etchegaray,
who resigned
to his position as a member of our Board of Directors as of March 31, 2024.

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

Executive Officers

Our executive officers are appointed by our Board of Directors and hold office at its discretion. Our principal executive officers and the directors as of December 31, 2023,
of each area or department are listed below.

Name	Years with Arauco	Position	Age
Matías Domeyko	33	Chief Executive Officer	62
Cristián Infante	27	President & Chief Operating Officer	57
Gianfranco Truffello	29	Chief Financial Officer	55
Iván Chamorro	22	Senior Vice-President of Forestry & Woodpulp Business	50
Charles Kimber	37	Senior Vice-President of Human Resources & Sustainability	62
Pablo Franzini	19	Senior Vice-President of Wood Business	49
Gonzalo Zegers	15	Senior Vice-President of International & Business Development	63
Felipe Guzmán	15	General Counsel	54

Included below are brief biographical descriptions of each of our executive officers and the directors of each area or department as of March 31, 2024
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

Gianfranco Truffello
is the Chief Financial Officer of Arauco since 2005. He joined Arauco in 1994 and was previously our Finance Manager. He also served as the Chief Financial Officer of Arauco Argentina. Mr. Truffello holds a degree in civil engineering from the Catholic University of Chile and a master’s degree in business administration from the Massachusetts Institute of Technology.

Iván Chamorro
is the Senior Vice-President of Forestry & Woodpulp Business of Arauco. He holds a degree in civil engineering and MBA from the Catholic University of Chile. Mr. Chamorro joined the Company in 2001, working in the commercial department and later, as its Manager of Public Affairs and Communications. Mr. Chamorro later served as the Senior Vice-President of Human Resources & EHS.

Charles Kimber
is the Senior Vice-President of Human Resources & Sustainability of Arauco. He graduated from the Catholic University of Chile with a degree in commercial engineering and joined Arauco in 1986, where he has held several positions in sales. He was previously Managing Director of Arauco Wood Products Inc.

Pablo Franzini
is the Senior Vice-President of Wood Business of Arauco. He holds a bachelor's degree in business economics from Torcuato Di Tella University, Argentina and has an MBA from Erasmus University, Netherlands. Mr. Franzini joined the Company in 2005. He served as President of Arauco North America, including operations in the United States, Canada, and Mexico. Throughout his career, he has worked as CFO of Arauco Argentina, CEO of Arauco Brazil, and SVP of Arauco International Business based in Chile.

Gonzalo Zegers
is the Senior Vice-President of International & Business Development of Arauco. He joined Arauco in 2008. Before joining Arauco, he was the general manager of Agrofruta S.A. from 1991 to 1995, Chief Financial Officer (1995-1996) and Chief Executive Officer (1996-2005) of Masisa, and Chief Executive Officer of ATC Panels Inc. (USA) until 2008. Mr. Zegers holds a degree in commercial engineering from the Santiago University of Chile.

Felipe Guzmán
is the General Counsel of Arauco. He joined Arauco in December 2008. Before joining Arauco, he worked at the law firm Portaluppi, Guzmán y Bezanilla (1996-2008), and he spent a year as an International Associate at Simpson Thacher & Bartlett in New York (2000-2001). Mr. Guzmán holds a law degree from Finis Terrae University, and a master´s degree in law (LLM) from Duke University.

Compensation

For 2023, the aggregate compensation of all our directors, executive officers and senior managers paid or accrued in that year for services in all capacities, including salaries and compensation for their service to those executive officers who serve as directors, was approximately U.S
.$79.9
million. We do not maintain any pension or retirement programs, or incentive compensation plans for our directors. Compensation for our executive officers, is comprised of a fixed monthly salary and a performance bonus paid on a yearly basis subject to our financial performance, the fulfillment of objectives and individual performance. We also do not maintain any plans providing for benefits upon termination of employment. The following table sets out the compensation of our directors for their services in 2023, as disclosed in our annual report submitted every year with the
Comisión para el Mercado Financiero
in Chile (the Comission for the Financial Market, or the “CMF”).

Name	2023
Manuel Bezanilla	U.S.$	580,325
Roberto Angelini		344,617
Jorge Andueza		344,617
Franco Mellafe		190,070
Alberto Etchegaray (1)		128,426
Eduardo Navarro		128,426
Timothy Purcell		128,426
Jorge Bunster		128,426
Juan Ignacio Langlois		128,426
Total Compensation		2,101,758

(1)	Alberto Etchegaray, resigned to his position as a member of our Board of Directors as of March 31, 2024.

Board Practices

In 2013, we created an Audit Committee, which was composed of two directors, Jorge Andueza and Timothy C. Purcell, as well as the Chief Executive Officer of Arauco, the Chief Operating Officer of Arauco, the Senior Vice-President Comptroller of Arauco and the General Counsel of Arauco. Our securities are not listed on any U.S. national securities exchange and, therefore, we are not subject to the rules relating to audit committees imposed by the Sarbanes-Oxley Act of 2002, as amended. In November 2015 the Board of Directors agreed to reinforce the role of the Audit Committee, giving it new powers and expanding its membership. It is now comprised by three directors: Jorge Andueza, Timothy C. Purcell, and Eduardo Navarro, as well as the Chief Executive Officer of Arauco, the President and Chief Operating Officer of Arauco, the General Counsel of Arauco and Mr. Robinson Tajmuch (former comptroller of Arauco). Beginning on the fourth quarter of 2020, the Chief Financial Officer and the Audit Manager have participated of the committee’s sessions, to show topics regarding financial statement and internal audit issues respectively.
The General Counsel of Arauco periodically
reports to our Board of Directors
about
the
functioning of
the Audit Committee.

In January 2021, our Board of Directors reviewed and adjusted some of the tasks of the Audit Committee, as well it was defined that the members will remain for a 3 year-term. At the end of such term, our Board of Directors will designate the members for the new period, which could be totally or partially the same as the previous period.

In 2019, our Board of Directors created an Ethics and Compliance Committee. The members of such Ethics and Compliance Committee are Messrs. Manuel Bezanilla (Chairman of the Board of Directors), Jorge Andueza (second Vice-Chairman of the Board of Directors), Matías Domeyko (Chief Executive Officer), Cristián Infante (President & Chief Operating Officer), Felipe Guzmán (General Counsel). Mr. Camilo Naranjo (Chief Compliance Officer) is in charge of the proper functioning of the Ethics and Compliance Committee, and reports to the Board of Directors on a semi-annual basis. The Committee replaced the previously existing ethics committee and is in charge of the supervision of the processes implemented by the Company in order to comply with the ethical standards and the regulations related to compliance. In addition, the Committee reviews and
decides
whether to open
investigations
on
reports received through the reporting hotline.

Employees

The following table provides a breakdown of our employees by main category of activity as of the end of each year in the three-year period ended December 31, 2023.

	2023	2022	2021
Executives	391	386	497
Professionals and Technicians	6,990	5,279	5,135
Workers	11,255	13,378	12,519
Total	18,636	19,043	18,151

Approximately
57%
of our employees in Chile,
55%
of our employees in Argentina, 35
%
of our employees in Uruguay,
8%
of our employees in Brazil (although 100% are represented by the unions),
44%
of our employees in Mexico and none of our employees in the United States or Canada were unionized as of December 31, 2023. We have negotiated collective bargaining agreements with unionized employees
.

We believe we generally have stable relations with our employees in Chile, Argentina, Brazil, Uruguay, Mexico, the United States and Canada.

Chile

In Chile there were 15 collective bargaining processes in the year 2023. 14 of those collective bargaining processes occurred in our wood products business. Also, in September 2023 two unions from our Viñales complex went on strike for 2 days. All the above mentioned processes concluded with a 2-year term agreement that included semi-annual CPI adjustments, negotiation termination bonus, and loans with better conditions.

The remaining collective bargaining process occurred in our forestry, pulp and energy business. Said process also concluded with a 2-year term agreement that included the same benefits as the ones granted in the wood products business collective bargaining processes mentioned in the preceding paragraph.

In August 2023, due to a series of adverse circumstances that had recently affected the operation of our Licancel pulp mill in Chile, we suspended the pulp manufacturing at this mill indefinitely. The reasons for this measure include extreme weather variability, consecutive river floods, periods of severe drought leading to repeated shutdowns, and high-impact forest fires that have significantly reduced the availability of wood on an industrial scale, all compounded by the years of operation of the main equipment.

In July 2023, Horcones II Sawmill in Chile indefinitely suspended its operations due to supply issues, rising costs and decreased availability of raw materials (all of which affected the entire timber business in Chile).

Between March and May 2022, we had stoppages in our lumber production processes for a total of 7 days in the Horcones facility, as the result of the access being blocked by contractor workers.

We renewed all the collective bargaining instruments that expired during 2023 in Chile. We cannot assure that a work slowdown, work stoppage or strike will not occur before or after the expiration of our labor agreements, and we cannot estimate the degree to which any work slowdown, work stoppage or strike may adversely affect our sales.

In addition, we depend to a significant extent on employees of contractors to which we outsource a wide range of services including management of certain of our plantations and transportation of raw materials and products.

In Chile, as of December 31, 2023, we had contracts with approximately 434 contractors, who employed approximately 25,465 employees.

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

In August 2019, Arauco North America announced the closure of the St. Stephen particleboard operation, which ceased its operations on December 13, 2019, dismissing 60 employees.

On February 11, 2020, we announced the closure of our Eugene MDF facility, which ceased operations on May 1, 2020, dismissing 70 employees. On April 22, 2020, we announced the closure of our Bennettsville MDF facility, which ceased operations on May 28, 2020, dismissing 118 employees. Both MDF closures were related to an imbalance between supply and demand coupled with the fact that the older manufacturing platform was less competitive compared to our other advanced, high-capacity particleboard platforms.

In April 2020, we announced the closure of our Moncure particleboard line, which ceased its operations on May 1, 2020, resulting in the dismissal of 45 employees. The Moncure closure was the result of the opening of our particleboard facility in Grayling, Michigan, which provided a more efficient model in costs and volume.

On June 11, 2020, we announced the closure and ceased operations of our Duraflake Particleboard facility, discontinuing two treating lines (one TFL line- and one particleboard line). This closure resulted in the dismissal of 83 employees. The closure of our Duraflake operations was based on an assessment that determined the older manufacturing platform was less competitive in a challenging marketplace. The aforementioned closures across our manufacturing sites resulted in the elimination of 29 shared services roles from our corporate support offices
.

In The United States and Canada, as of December 31, 2023, we had contracts with approximately
10
contractors, who employed approximately
45
employees.

Brazil

Our Brazilian operations have not experienced any material work stoppages in the last eleven years, other than a generalized truck-drivers’ strike in 2018 that affected our operations
.
As a consequence of this event, we could not receive raw materials or dispatch products, and our employees could not easily access our Brazilian mills during such time, which resulted in a stoppage of ten days. As a result, transportation costs increased 25% in average, which directly affected the cost of our final product, increasing them between 3% to 5% depending on the type of product
.

In Brazil, as of December 31, 2023, we had contracts with approximately 985 contractors, who in turn employed approximately 7,877 employees.

Approximately 8% of our employees in Brazil were unionized as of December 31, 2023. We negotiate collective agreements for one and two years, and 100% of our employees are represented by the unions.

Argentina

Our Argentine operations have not experienced any material work stoppages in the last six years
.

Approximately 55
%
of our employees in Argentina were unionized as of December 31, 2023. We have negotiated collective bargaining agreements with unionized employees
.

In Argentina, as of December 31, 2023, we had contracts with approximately 740 contractors, who employed approximately 6,210 employees.

Mexico

During 2022 and 2023, we experienced no strikes or other material work stoppages affecting our Mexican operations. We have collective-bargaining agreements with the unions representing the employees of our Durango and Zitácuaro mills, corresponding to our Mexican subsidiaries.

As a result of recent changes to the Mexican labor law, union negotiations have been
held and
will be held with the unions of our Durango and Zitácuaro mills with effective dates of January 1, 2023 and May 1, 2023 respectively.

In Mexico, as of December 31, 2023, we had contracts with approximately 57 contractors, who employed approximately 505 employees.

Uruguay

During 2022 and 2023, our Uruguayan operations did not experience any material work stoppages. The Montes del Plata joint operation has a collective labor agreement with the pulp mill union employees (which is valid through 2024), as well as with the nursery union employees (which is valid through 2025
).

As a result of the foregoing, we may be affected by future strikes, work slowdowns, stoppages or other labor-related developments in the various countries in which we operate, including such developments attributable to employees of contractors performing outsourced services, and such strikes, slowdowns, stoppages or other developments could have a material adverse effect on our business, financial condition, results of operations or prospects.

In Uruguay, as of December 31, 2023, we had contracts with approximately 256 contractors, who employed approximately 3,347 employees.

Share Ownership

Our First Vice-Chairman, Roberto Angelini, directly and indirectly owns approximately 36.0% of Inversiones Angelini, which is the principal shareholder of AntarChile. He directly owns approximately 0.2% of AntarChile. Through his direct and indirect interests in Inversiones Angelini, AntarChile and Empresas Copec, Mr. Angelini beneficially owns approximately 14.2% of our shares. Our Director Franco Mellafe owns indirectly approximately 4.9% of Inversiones Angelini. He also directly owns 0.059% of AntarChile, and approximately 0.00006% of Empresas Copec. Through his direct and indirect interests in Inversiones Angelini, AntarChile and Empresas Copec, Mr. Mellafe beneficially owns approximately 2.06% of our shares.

None of our other directors or executive officers beneficially owns 1% or more of our shares.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

Our only outstanding voting securities are shares of common stock of a single series, without nominal (par) value
.

The following table sets forth certain information concerning ownership of our common stock, as of the date of this annual report, with respect to each shareholder known by us to own more than 5% of the outstanding shares of our common stock and all of our directors and executive officers, as a group.

	Number of Shares Owned	Percentage Ownership
Empresas Copec	120,474,249	99.99
Directors and executive officers of our Company, as a group	-	-

Through its ownership of our Common Stock, Empresas Copec currently has voting control over us.

Empresas Copec is a Chilean public company listed on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange. It is a holding company, the principal interests of which are in Arauco, gasoline distribution, electricity, gas distribution, fishing and mining. Before October 1, 2003, Empresas Copec’s legal name was Compañía de Petróleos de Chile S.A. As of that date, Compañía de Petróleos de Chile S.A. transferred all its gasoline and fuel-related business assets to COPEC, and changed its legal name to Empresas Copec S.A. As of December 31, 2023, AntarChile owned approximately 60.8% of Empresas Copec.

Through its ownership in Empresas Copec, AntarChile beneficially owned approximately 60.8% of our shares as of December 31, 2023. As of the date of this annual report,
AntarChile beneficially owned approximately 60.8% of our shares. Inversiones Angelini in turn owns approximately 63.4% of AntarChile’s shares, and certain other related investors own approximately an additional 11.07% of AntarChile. Inversiones Angelini and such other investors are defined herein as the “Angelini Group.”

The principal equity owners of interest in Inversiones Angelini are Mr. Roberto Angelini Rossi directly and indirectly with approximately 36.0% and Mrs. Patricia Angelini Rossi directly and indirectly with approximately 29.0%.

As of December 31, 2023, and
as of the date of this annual report
, the Angelini Group controlled Arauco through the ownership structure described above.

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
(corporate group) to which such company belongs; (ii) the entities that are either parent company, subsidiary, owners of at least 10% of the equity of a company or other companies in which the company owns at least 10%; (iii) directors or officers of the company (or their respective spouses and certain other relatives); (iv) any person who, individually or with other persons under a voting agreement can designate at least one member of the management of the company or control at least 10% of the capital of such company; and (v) any other person who is indicated as such by the CMF, in accordance with certain parameters established by the above-mentioned Article 100.

Our transactions with affiliates include the following:

•	We purchase goods and services that may also be provided by other suppliers. Among the most significant are our fuel purchases from COPEC, a subsidiary of Empresas Copec, our majority shareholder;

•	We hire port services from our 50% affiliate Compañía Puerto de Coronel S.A.;

•	We purchase chlorate sodium from EKA Chile, which is 50% controlled by Arauco, and we provide EKA Chile with electricity; and

•	We obtain legal services from Portaluppi, Guzmán y Bezanilla, a law firm of which one of our directors, Manuel Bezanilla, is a partner.

Financial information concerning transactions with affiliates is included in Note 13 to our audited consolidated financial statements.

Item 8. Financial Information

See “Item 18
. —
Financial Statements.”

Export Sales

Export sales (i.e., sales in a different country from the one in which the goods are produced) constituted 60.2
%
of our revenues for the year ended December 31, 2023. Our total export revenues for 2023 were U.S
.$
3,616.9 million. Our principal overseas markets are North America, Asia and Europe. See “Item 4. Information on our Company
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

On August 7, 2023, Chile enacted Law 21.595, which introduced significant modifications to the regime of corporate criminal liability in Chile. This new law significantly expands the catalogue of offenses that, under certain conditions, trigger criminal liability for individuals and legal entities and establishes new and stricter sentencing guidelines for the commission of these offenses. The criminal liability for legal entities established in Law 21.595 will come into effect in September 1, 2024.

We do not have knowledge of any fact that is likely to result in our criminal responsibility under such regulations.

Environmental Proceedings

We have been subject to certain administrative proceedings. See “Item 3. Key Information
—
Risk Factors
—
Risks Relating to the Company. We have been subject to legal proceedings related to some of our mills which could adversely affect our business, financial condition, results of operations and cash flows.”

In addition, in 2016 the Superintendence of the Environment initiated administrative proceedings against the Valdivia, Nueva Aldea, Licancel and Constitución mills. In 2017, the Superintendence of the Environment initiated an administrative proceeding against the Arauco mill. The first part of the proceeding against the Valdivia mill concluded in 2017. On December 15, 2017, the Superintendence of the Environment decided that the Valdivia mill was liable for ten out of eleven charges and imposed a fine of 7,777 UTA (approximately U.S.$6.5 million as of December 2018). We appealed this decision on April 5, 2018 before the Third Environmental Court. A decision by the Third Environmental Court was issued in February 2020. This decision partially accepted the claim, only in connection with the inadequate classification of one of the charges, ordering the Superintendence to make a new classification. The decision also mentioned that the Superintendence had not proved that the death of the fish in the Cruces River in January 2014 was caused by the operations of the Valdivia mill. This ruling was appealed by both the Superintendence and the Company before the Supreme Court. In December 2022, the Supreme Court upheld the Third Environmental Court decision, confirming most of the fines though stating that the death of fish in the Cruces River in January 2014 was not caused by the operations of the Valdivia mill. The Superintendence is expected to make a new classification in connection therewith (as of the date of this annual report, this is still under review by the Superintendence). In January 2023, we paid the corresponding fines for approximately 5,360.2 UTA (approximately U.S.$4.9 million as of January 2023).

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
” (nullity recourse) before the Supreme Court.

On June 21, 2019, we submitted a claim before the Constitutional Court to obtain the declaration of unconstitutionality (“
requerimiento de inaplicabililidad por inconstitucionalidad
”) in respect of the third paragraph of article 53 of the Chilean Tax Code. On October 29, 2019, the abovementioned provision was declared unconstitutional by the Constitutional Court with respect to our case.

On October 29, 2019 the Constitutional Court accepted the claim that we filed, finding unconstitutional and declaring the inapplicability of section 53, paragraph 3 of the Tax Code in the context of the proceeding “Celulosa Arauco y Constitución S.A. with SII Large taxpayers”, which was in the Supreme Court docket as a
“
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

On March 7, 2023
, the abovementioned “
recurso de casación en el fondo y en la forma
” (nullity recourse)
was rejected
by the Supreme Court, bringing an end to this case
without any material effects on our results as of December 31, 2023
.

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

I – The administrative level allocated deductibility of interests and an isolated fine of 50% with an estimated amount of R$
34.5
million (U.S.
$7.1
million as of December 31, 2023). Pursuant to these requirements on March 27, 2023, Arauco do Brasil adhered to the government program of reduction of fiscal litigation which permits a reduction of the 65% of the entire amount of the debt through the payment of the 35% of the debt in two ways: (a) payment in cash of the 30%, totaling R$3.7 million (U.S.$0.8 million as of December 31, 2023) and (b) payment of 70% of fiscal losses, totaling R$8.6 million (U.S.$1.8 million as of December 31, 2023). Later, Arauco do Brasil completed the abovementioned payment in cash and of fiscal losses. The Brazilian IRS will have to confirm Arauco do Brasil’s adherence to the program, for the closure of the administrative level of the claim.

II – The judicial level related to contractual expenses deducted in the purchase of Tafisa Brasil (point 3.5 of the claim); interests and legal expenses on debts paid in the amnesty program (point 3.6); Imposto de Renda Pessoa Jurídica, or “IRPJ” and less Contribuição Social sobre o Lucro Líquido, or “CSLL” (points 3.7 and 3.8), with an estimated amount of R$
42.2
million (U.S.$
8.7
million as of December 31, 2023). In response, Arauco do Brasil filed a nullity claim of tax debt with the CARF.

On March 9, 2023, the Federal Court of the Paraná State accepted the nullity claim with respect to the points 3.5, 3.7 and 3.8 above, which nullified and voided part of the debt in the amount of R$26.6 million (U.S.$5.5 million as of December 31, 2023). The court rejected the nullity claim regarding point 3.6, with an estimated amount of R$15.6 million (U.S.$3.2 million as of December 31, 2023).

On May 25, 2023, the Federal Reserve filed an Appeal seeking the reversal of the judgment in the part in which it was favorable to Arauco and, on June 26, 2023, Arauco also filed an Appeal seeking the validity of the judgment in the part that was favorable to it and the reversal of the judgement in the part that was unfavorable (point 3.6). On July 18, 2023, the case was sent to the court for trial in the second instance, where it is currently awaiting trial.

We believe that our position is based on solid legal grounds, but no assurance can be given that we will prevail in this claim. As of December 31, 2023, we had not made any provision in connection with this contingency. As of the date of this annual report, in our opinion, this proceeding does not represent a relevant risk for the operations or the financial position of Arauco.

Tax Litigation in Mexico

On December 12, 2022, the Tax Administration Service issued tax credit assessment resolution number 900-04-04-00-00-00-2022-978 corresponding to the 2014 tax year. Under such assessment, objections against the following items were filed: (i) the deduction of interest in the historical amount of MXN $85,172,274 (U.S.$ 5.0 million as of December 31, 2023), from loans granted by Masisa S.A. (Chile); (ii) the tax loss in the total amount of MXN$ 275,986,671 (U.S.$ 16.3 million as of December 31, 2023); (iii) the deduction of payments made to Masisa S.A. for logistics services in the total amount of MXN$ 3,058,221 (U.S.$ 0.2 million as of December 31, 2023); (iv) the alleged generation of non-distributed dividends related to the payments indicated in items (i) and (iii) above; (v) the rejection of contributions to the Single Contribution Account in amounts expressed in Mexican pesos of $ 342,372,000 (U.S. $ 20.2 million as of December 31, 2023), MXN$ 66,250,020 (U.S.$ 4.0 million as of December 31, 2023), MXN$ 46,389,980 (U.S.$ 2.7 million as of December 31, 2023) and MXN$ 11,457,000 (U.S.$ 0.7 million as of December 31, 2023), respectively; and (vi) an alleged incorrect application of the double taxation avoidance treaty between Mexico and Chile in connection with payments described in (i) and (iii) above. The total amount of omitted tax, updates, surcharges, and fines assessed to the company amounts to MXN$ 427,484,272 (U.S.$ 25.3 million as of December 31, 2022).

On February 13, 2023, a motion to dismiss was filed against the above assessment, before the General Legal Administration of the Tax Administration Service. Currently, the term for the Company to submit additional evidence has elapsed, subsequently, is pending for the tax authorities to issue a ruling which, if unfavorable, could be challenged by the Company before the Federal Court of Administrative Justice.

We believe that our position is based on solid legal grounds, but no assurance can be given that we will prevail in this claim. As of December 31, 2023, we had not made any provision whatsoever in connection with this contingency.

Service Provider Lawsuit in Brazil

In 2013, a service provider instituted a civil lawsuit against us seeking compensation for damages allegedly caused by Arauco do Brasil’s unilateral termination of its contract in connection with the implementation of the MDF 2 line of the Jaguariaiva mill. On November 1, 2021, the Civil Court of Curitiba issued its ruling, ordering Arauco do Brasil to pay to the service provider an amount of R$84 million (approximately U.S.$17.3 million as of December 31, 2023) in consideration of the alleged damages borne by the service provider during the course of the services contracts and as a result of its early termination by Arauco do Brasil. Arauco do Brasil appealed to the Court of Justice of the Paraná State and, on April 6, 2023, the Court accepted Arauco do Brasil’s appeal regarding procedural irregularities, and declared the previous decision null and void.

Such declaration also affects the expert evidence (
prueba pericial
), which will need to be redone. As a result of this, the accounting provision of R$ 42,945,528 (US$ 8.9 million as of December 31, 2023) was wholly reversed. In May 2023, the service provider filed a motion requesting a clarification of the decision, which was rejected. In August 2023, the service provider filed a special recourse before the Superior Tribunal of Justice requesting the revocation of the decision in favor of Arauco do Brasil.  In October 2023, such special recourse was also rejected. In November 2023, the service provider filed to the Superior Tribunal of Justice a new recourse as an attempt to achieve admissibility. Such recourse in pending as of the date of this annual report.

Arbitral Proceeding in Chile

On April 26, 2023, Ingeniería y Construcción Sigdo Koppers S.A. (“ICSK”) filed before the Arbitration and Mediation Center of the Chamber of Commerce of Santiago (CAM Santiago) an arbitral lawsuit against us, requesting the specific performance (
cumplimiento forzado
) of Contract No. 906 Civil Electromechanical Assembly of Digester, Washing, Bleaching, Machine, and Final Line, executed on June 18, 2019 (the “Contract”), and the payment of an indemnification amount for damages. The total amount requested by ICSK arised to Ch$246,650 million (US$ 281.2 million as of December 31, 2023), plus adjustments to account for inflation. ICSK indicated in its lawsuit that $60,657 million (US$ 69.2 million as of December 31, 2023), owed by ICSK to us, should be discounted from such amount, once adjusted to account for inflation. ICSK requested that such amount be paid with interest starting April 2023.

On June 16, 2023, we replied to the lawsuit filed by ICSK requesting its’ rejection. Additionally, we filed a counter lawsuit (
demanda reconvencional
) against ICSK seeking a declaration that ICSK breached the Contract’s deadlines and, consequently, requesting that ICSK be ordered to pay the fines associated to such breach, which amounted, at the moment of the presentation of the lawsuit, to Ch$37,302 million (US$ 42.5 million as of December 31, 2023). Furthermore, Arauco sued for the reimbursement of the total amount of Ch$60,657 million (US$ 69.2 million as of December 31, 2023), plus adjustments and interests, delivered to ICSK during the Contract’s execution for diverse reasons.

On January 31, 2024, the parties agreed to terminate the arbitration proceeding. With this, both the claim filed by ICSK and the counter lawsuit filed by us were settled in terms satisfactory to both parties. The agreement included the termination of the Contract and did not produce material effects on our results as of December 31, 2023.

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

On September 28, 2021, our Board of Directors agreed to update our dividend policy, establishing a dividend distribution for fiscal year 2021 of an amount equivalent to 40% of the distributable net income for such year, excluding from the calculation of such net income any extraordinary profits obtained by us from the sale of real estate to Vista Hermosa Inversiones Forestales SpA, a transaction that was informed to the CMF through a Material Fact (
Hecho Esencial
) on August 17, 2021. For subsequent fiscal years, an amount equivalent to 40% of the distributable net income for each fiscal year, is to be distributed as dividends among shareholders. In any event, the Board of Directors may decide to distribute and pay interim dividends to shareholders, to the extent that it expects the year to finalize with positive financial results and that our liquidity allows such distribution and payment.

On April 8, 2022, our Board of Directors approved an amendment to the abovementioned dividend policy in respect of net income obtained in fiscal year 2021, in order to include in the calculation of the distributable net income for such fiscal year the extraordinary profits obtained by us for the aforementioned sale of real estate by the subsidiary Forestal Arauco to Vista Hermosa Inversiones Forestales SpA. The amendment to our dividend policy was based upon the positive financial results obtained by Arauco during fiscal year 2021, already informed to the market, and our current cash availability.

On April 6, 2023, our Board of Directors agreed to propose to our Shareholders’ Meeting summoned for April 25, 2023, the payment of a definitive dividend (
dividendo definitivo
), to be exceptionally distributed among our shareholders for an amount equivalent to 50% of the distributable net profit obtained in the year 2022, as follows:

•	Dividend of U.S.$ 2.3210073314 per share, unique series, for an aggregate amount of approximately U.S .$ 279.6 million, payable starting on May 10, 2023.

This dividend corresponds to the 50
%
of the distributable net income of fiscal year 2022, once deducted the interim dividend paid to the shareholders starting on December 14, 2023.

The following table details the dividends paid by us to our shareholders for the previous five years:

Years	Aggregate Amount of Dividends (U.S.$)	Distribution Dates
2019	-	N/A
2020	-	N/A
2021 (1)	663,132,403	October 25, 2021 – November 5, 2021 – May 10, 2022
2022	463,593, 359	December 14, 2022 – May 10. 2023
2023 (2)	-	-

(1)	For 2021, the U.S.$663,132,403 million include U.S.$200 million paid as an extraordinary dividend ( dividendo eventual ) charged to the retained earnings fund ( fondo de utilidades acumuladas ).
(2)
For the fiscal year ending December 31, 2023, being that no net profit was obtained, the Board of Directors has proposed to the shareholders meeting to be held on April 23, 2024 not to distribute dividends for 2023. Such proposal shall be reviewed and approved by the shareholders meeting.

Although our
Board of Directors has no current plans to make further changes in our dividend policy, our dividend policy has been changed in the past and no assurance can be given that it will not be changed again in the future, due to changes in Chilean law, capital requirements, operating results or other factors.

Significant Changes

Except as identified in this annual report, no other significant change has occurred since the date of the financial statements contained in this annual report. See “Item 5. Operating and Financial Review and Prospects
—
Trend Information
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

Disclosure of Shareholder Ownership

We register certain information about our shareholders in our shareholder registry. We are required to disclose this information to the CMF on a quarterly basis.

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
(Compendium of Foreign Exchange Regulations, or the Compendium) would be applied.

The main objective of this change was to facilitate capital movements from and into Chile and to encourage foreign investment.

The following specific restrictions were eliminated:

•	a reserve requirement with the Central Bank for a period of one year;

•	the requirement for prior approval by the Central Bank for certain operations, such as repatriation of investments and payments to foreign creditors;

•	the mandatory return of foreign currencies to Chile; and

•	the mandatory conversion of foreign currencies into Chilean pesos.

○	Under the amended regulations, only the following limitations are applicable to these operations:

•	the Central Bank must be provided with information related to certain operations, such as foreign investments and foreign credits; and

•	certain operations, such as money transfers to and from Chile related to foreign investments and foreign credits, must be conducted within the Formal Exchange Market.

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

On December 19, 2023, the income tax treaty between Chile and the United States (the “Treaty”) entered into force. The provisions of the Treaty became fully effective on February 1, 2024.

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

United States Taxation

This summary of certain United States federal income tax considerations deals principally with United States Holders (defined below) that hold our securities as capital assets and whose functional currency is the United States dollar. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular investor, and generally does not address the tax treatment of United States Holders that may be subject to special tax rules, such as banks, financial institutions, tax-exempt entities, regulated investment companies, real estate investment trusts, insurance companies, partnerships and partners therein, dealers in securities or currencies, traders in securities electing to mark to market, certain short-term holders of our securities, persons that will hold our securities as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction, or nonresident alien individuals present in the United States for more than 182 days in a taxable year. United States Holders should be aware that the U.S. federal income tax consequences of holding our securities may be materially different for investors described in the previous sentence, including as a result of certain laws applicable to investors with short holding periods on hedging transactions. This summary addresses only U.S. federal income tax consequences and does not address consequences arising under state, local, or foreign tax laws, U.S. federal estate or gift tax laws, any alternative minimum tax, the Medicare tax on net investment income, or special timing rules prescribed under section 451 (b) of the U.S. Internal Revenue Code of 1986, as amended.

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

Subject to generally applicable limitations and conditions, Chilean withholding tax paid at the appropriate rate applicable to the United States Holder may be eligible for credit against such United States Holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements adopted by the Internal Revenue Service (“IRS”) in regulations promulgated in December 2021, and any Chilean tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a United States Holder. In the case of a United States Holder that either (i) is eligible for, and properly elects, the benefits of the Treaty, or (ii) consistently elects to apply a modified version of these rules under recently issued temporary guidance and complies with specific requirements set forth in such guidance, the Chilean tax on interest generally will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other United States Holders, the application of these requirements to the Chilean tax on interest is uncertain and we have not determined whether these requirements have been met. If the Chilean tax is not a creditable tax for the United States Holder or the United States Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the United States Holder may be able to deduct the Chilean tax in computing such United States Holder’s taxable income for U.S. federal income tax purposes. Interest and Additional Amounts will constitute income from sources without the United States and, for United States Holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities and may not be allowed for withholding taxes imposed in respect of arrangements in which a United States Holder’s expected economic profit is insubstantial.

The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a United States Holder’s particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance.
United States Holders should consult their own tax advisors regarding the application of these rules to their particular situations.

Taxation of Dispositions

A United States Holder will generally recognize gain or loss on the sale, exchange or other disposition of a security in an amount equal to the difference between the amount realized on the sale, exchange or other disposition (less any accrued interest, which will be taxable as such) and the United States Holder’s tax basis in the security. A United States Holder’s tax basis in a security will generally equal its cost, increased by any amounts includible in income by the holder as market discount and reduced by any amortized premium (each as defined below). Subject to the discussion on market discount below, gain or loss realized by a United States Holder on the sale, redemption or other disposition of our securities generally will be treated as U.S. source capital gain or loss and such gain or loss will be long-term capital gain or loss if at the time of the disposition, the security has been held for more than one year. The net amount of long-term capital gain recognized by a United States Holder that is an individual is generally taxed at a reduced rate. The deduction of capital losses is subject to limitations.

Premium and Market Discount

A United States Holder that purchases a security at a cost greater than its stated principal amount will be considered to have purchased the security at a premium, and may elect to amortize the premium (as an offset to interest income), using a constant-yield method, over the remaining term of the security. Such election, once made, generally applies to all bonds held or subsequently acquired by the United States Holder on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. A United States Holder that elects to amortize the premium must reduce its tax basis in a security by the amount of the premium amortized during its holding period. With respect to a United States Holder that does not elect to amortize bond premium, the amount of bond premium will be included in the United States Holder’s tax basis when the security matures or is disposed of by the United States Holder. Therefore, a United States Holder that does not elect to amortize such premium and that holds the security to maturity generally will be required to treat the premium as capital loss when the security matures.

If a United States Holder of a security purchases the security at a price that is lower than its stated principal amount by at least 0.25% of its stated principal amount multiplied by the number of remaining whole years to maturity, the security will be considered to have “market discount” in the hands of such United States Holder. In such case, gain realized by the United States Holder on the disposition of the security generally will be treated as ordinary income to the extent of the market discount that accrued on the security while held by the United States Holder. In addition, the United States Holder could be required to defer the deduction of a portion of the interest paid on any indebtedness incurred or maintained to purchase or carry the security. In general terms, market discount on a security will be treated as accruing ratably over the term of the security, or, at the election of the holder, under a constant-yield method. A United States Holder may elect to include market discount in income on a current basis as it accrues (on either a ratable or constant-yield basis), in lieu of treating a portion of any gain realized on a sale of a security as ordinary income. If a United States Holder elects to include market discount on a current basis, the interest deduction deferral rule described above will not apply. Any such election, if made, applies to all market discount bonds acquired by the United States Holder on or after the first day of the first taxable year to which such election applies and is revocable only with the consent of the IRS.

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

Backup Withholding and Information Reporting

Information returns will be filed with the IRS in connection with payments on our securities made to and the proceeds of any disposition of our securities effected by, certain United States Holders. In addition, certain United States Holders may be subject to a U.S. backup withholding tax in respect of such amounts if they do not provide their taxpayer identification numbers to the payor or otherwise establish an exemption. A beneficial owner of our securities that is a nonresident individual or a foreign corporation, estate, or trust generally is exempt from these withholding and reporting requirements, but may be required to comply with applicable certification and identification procedures to establish their eligibility for such an exemption. The amount of any backup withholding from a payment to a holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

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
.

Interest Rate Risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. As of December 31, 2023, we had outstanding U.S
.$
7.1 billion of indebtedness, including accrued interest and discounts and costs of issuance, of which 94.1
%
bore interest at fixed interest rates and 5.9
%
bore interest at floating rates of interest. The fixed and floating rates and the aforementioned percentages do not reflect the effect of swap agreements. 62.5
%
of our indebtedness was denominated in U.S. dollars as of that date. The interest rate on our variable rate debt is determined principally by reference to SOFR. As of December 31, 2023, we were party to interest rate swap agreements in our Chilean operations and our Uruguayan joint operation to hedge fluctuations in floating rates for long-term debt. See “Item 5. Operating and Financial Review and Prospects
—
Hedging” and Note 23 to our audited consolidated financial statements
.

The following table summarizes our debt obligations, as of December 31, 2023. These obligations are sensitive to changes in interest rates. The table presents the aggregate principal amount of each category of indebtedness maturing in each year, at the weighted average interest rate for each category of indebtedness. Average interest rates for liabilities are calculated based on the prevailing interest rate for each loan as of December 31, 2023.

	Average Interest Rate	2024	2025	2026	2027	2028	Thereafter	Total Debt	Fair Value
	(U.S.$ in millions)
Interest
Bearing Debt
Fixed Rate
(U.S.$-denominated)	4.92%	725.5	234.9	282.1	503.3	7.8	2,441.6	4,195.1	4,036.6
(UF/CLP$-denominated)	3.15%	71.7	59.8	263.4	52.6	176.6	1,035.5	1,659.6	1,635.3
(R$-denominated)	0.10%	19.3	9.3	11.4	12.4	14.4	299.4	366.1	366.1
(CAD-denominated)	0.00%	0.1	0.0	0.0	0.0	-	-	0.2	0.2
(MXN-denominated)	0.08%	1.9	0.8	0.6	0.3	0.0	-	3.5	3.5
(EUR-denominated)	1.11%	72.5	66.0	69.1	69.0	69.0	69.0	414.6	414.6
Floating Rate
(U.S.$-denominated) SOFR+	7.24%	212.6	-	-	-	-	-	212.6	212.6
(R$-denominated) CDI +	13.26%	17.4	41.3	114.1	31.0	-	-	203.8	203.8
Total		1,120.9	412.2	740.6	668.6	267.8	3,845.4	7,055.5	6,872.7

Foreign Currency Risk

Our principal exchange rate risk involves changes in the value of the Chilean peso and, to a lesser extent, the Brazilian real, the Argentine peso and the Euro relative to the U.S. dollar. We estimate that a majority of our consolidated costs and expenses are denominated in U.S. dollars. As of December 31, 2023:

•	55.8 % of our accounts receivable were denominated in U.S. dollars, 27.1 % in Chilean pesos and 17.0 % in other currencies.

•	54.4 % of our cash and short-term investments were denominated in U.S. dollars, 23.7 % in Chilean pesos, 10.3 % in Argentine pesos, 5.3 % in Brazilian reais and 6.3 % in other currencies.

•	62.5 % of our debt was denominated in U.S. dollars before swaps; and

•	a significant portion of our consolidated total assets was denominated in U.S. dollars.

Most of our foreign currency-denominated revenues, receivables and indebtedness are denominated in U.S. dollars and the majority of our costs and expenses are denominated in U.S. dollars. As of December 31, 2023, 62.5
%
of our debt was denominated in U.S. dollars before swaps. As of December 31, 2023, we were party to cross currency swap agreements in Chile to hedge our local bonds in UF and to hedge a bank loan in EUR, and forward agreements to swap local currencies to U.S. dollars. See “Item 5. Operating and Financial Review and Prospects
—
Hedging” and Note 23 to our audited consolidated financial statements. Accordingly, variations in the value of the Chilean peso relative to the U.S. dollar will not have a significant effect on the cost in U.S. dollars of our foreign debt service obligations.

Commodity Risk

Prices for pulp, forestry and wood products can fluctuate significantly, and our revenues are highly sensitive to fluctuations in such prices. For a more detailed discussion and sensitivity analysis relating to the risks arising from changes in the market price of pulp, which is our primary commodity risk, see Note 23 to our audited consolidated financial statements. As of December 31, 2023, we were party to derivative contracts to partially hedge our exposure to Fuel Oil N° 6 and Brent in Chile and Uruguay, which include commodity swap agreements. See “Item 5. Operating and Financial review and Prospects
—
Hedging” and Note 23 to our audited consolidated financial statements
.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

Part II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None
.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

None
.

Item 15.  Controls and Procedures

(a)
Disclosure controls and procedures.
We carried out an evaluation under the supervision and with the participation of our senior management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as of December 31, 2023. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures, as of December 31, 2023, were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS
Accounting Standards.
Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS
Accounting Standards
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
, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

(c)	Attestation Report of the registered public accounting firm . Not applicable.

(d)
Changes in internal controls over financial reporting.
There has been no change in our internal control over financial reporting during 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

On December 20, 2016, we amended our code of ethics to incorporate provisions relating to the protection of corporate property, a declaration of our five corporate values, an extension of the scope of persons who can inform breaches under the code of ethics and an amendment to the list of crimes for which the Company may be liable. In October 2019, we amended our code of ethics in order to update its content and include the new functions of the recently established Compliance and Ethics Committee. In January 2023, we adjusted our code of ethics to state explicitly our commitment to respect human rights, to incorporate a new chapter about the reporting hotline, and to include other adjustments intended to provide a global scope and update the content of the code of ethics as a result of the experience gained in recent years.

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees
Our independent auditors for the fiscal year ended December 31, 2023 and 2022 were PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada (“PwC”; PCAOB ID: 1364) located in Santiago, Chile. The following table sets forth the fees billed to us by our independent auditors PwC, during the fiscal years ended December 31, 2023 and 2022.

	Year ended December 31,
	2023	2022
	(U.S.$ in thousands)
Audit fees	$2,579	$2,720
Audit-related fees	$-	-
Tax fees	$642	1,419
Other fees	$8	-
Total fees	$3,229	$4,139

Audit fees in the above table are the aggregate fees billed by PwC for the fiscal years ended December 31, 2023 and 2022, in each case in connection with the audit of our annual financial statements in accordance with IFRS Accounting Standards, as well as the review of other filings.

Audit-related fees in the above table are the aggregate fees billed by PwC for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor.

Tax fees in the above table are fees billed by PwC for the fiscal years ended December 31, 2023 and 2022, associated with tax compliance services in Chile, Brazil, Argentina, Colombia, Uruguay, Peru, Netherland, The United States and Mexico; and tax consultation services in Chile.

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

All of the services referred to in the first paragraph of this Item were approved by the Board of Directors pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Not applicable.

Item 16K. Cybersecurity

We maintain a process for assessing, identifying and managing material risks from cybersecurity threats, including risks relating to disruption of business operations or financial reporting systems, intellectual property theft; fraud; extortion; harm to employees or customers; violation of privacy laws and other litigation and legal risk; and reputational risk, as part of our overall risk management system and processes.

We asses and manage our cybersecurity risks though our Information Technologies (
“
IT
”
) Committee, which is integrated by the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the Senior Vice Presidents of the Company and our Chief Information Officer, This Committee meets on a biannual basis.

The Chief Operating Officer presents to our Board of Directors, on a yearly basis, the work carried out on the identification, categorization, and mitigation procedures put in place in relation to the most relevant risks of the company, including cybersecurity risks. In this sense, risks related to cybersecurity have been categorized as “high relevance” for the Company. See “Item 3—Risk Factors” for more information on our cybersecurity-related risks.

Our cybersecurity risk management processes include the following:

•
Asset Management: We maintain a continuous process that includes the identification and inventory of hardware and software assets. This process includes useful life management and obsolescence analysis.

•
Access Management: We maintain a continuous process that includes, user identification, registration and authentication, assignment of permissions and roles, password policies, conditional access and two-factor authentication, as well as control over remote access, approval policies and session recording.

•	Vulnerability Scanning & Patching: We maintain an ongoing process of vulnerability scanning and updates.

•
Monitoring of security alerts/events in administrative and industrial networks: Our cybersecurity systems (Endpoint Detection and Response or “EDR”, Next Generation Fire Wall or “NGFW” and others) are monitored by a continuously operating Security Operation Center ("SOC”), where events from our main platforms are correlated. The alerts are managed by a response team.

•	Awareness: We maintain a user awareness process, with phishing campaigns, mailings, webinars and e-learning.

•	Change of management: We have a change of management process validating the different initiatives and ensuring operational continuity.

•	Recovery: Our main systems have Disaster Recovery Plan (“DRP") and backup and we test them periodically.

Additionally, in connection with our cybersecurity risk management processes, we engage to

•	Maintain a continuous cybersecurity management process, aligned with the security practices defined in ISO 27001/2, ISO 27032/NIST, ISA/IEC 62443, NERC-CIP.

•	Assessment and Ethical hacking on the different platforms and systems.

•	Incident Response Plan / Table Top Exercises.

The cybersecurity risk management processes described above are managed by our Chief Financial Officer, who is primarily responsible for the oversight of risks from cybersecurity threats, including responsibility for administrative and industrial environments. To fulfill this responsibility, our Chief Financial Officer meets bimonthly with our Chief Information Officer and our Chief Information Security Officer to discuss cybersecurity
risks, receiving reports regarding;

•	Vulnerabilities status

•	Obsolescence analysis

•	Cybersecurity alert status

•	Assessment and/or Ethical hacking status

•	Cybersecurity indicators

•	Status of implementation of the strategic cybersecurity plan.

Our business strategy, results of operations and financial condition have not been materially affected by risks from cybersecurity threats, including previous cybersecurity incidents, but we cannot provide assurance that they will not be materially affected in the future by such risks and any future material incidents. See “Item 3—Risk Factors” for more information on our cybersecurity-related risks.

Part III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

Our audited consolidated financial statements have been prepared in accordance with IFRS Accounting Standards, and are included in this annual report beginning at page F-1.

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

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‐F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

By:	/s/ Matías Domeyko
Matías Domeyko
Chief Executive Officer

Date: April
5
, 2024

CONSOLIDATED
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 AND 2022 AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

105

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Celulosa Arauco y Constitución S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Celulosa Arauco y Constitución S.A. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Valuation of Biological Assets

As described in Notes 1q) and 20 to the consolidated financial statements, the Company’s consolidated biological assets balance was ThUS$ 3,022,579 at December 31, 2023. Management measures biological assets at fair value less cost to sell. Fair value is estimated by management using a discounted cash flow model. Management’s cash flow projections included significant judgments and assumptions relating to forest growth, sales margins and discount rates.

The principal considerations for our determination that performing procedures relating to the valuation of biological assets is a critical audit matter are (i) the significant judgment by management when developing the fair value measurement of the biological assets; (ii) a high degree of auditor judgement, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to forest growth, sales margins and discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others (i) testing management’s process for developing the fair value estimate; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness and accuracy of underlying data used in the model; and (iv) evaluating the significant assumptions used by management related to forest growth, sales margins and discount rates. Evaluating management’s assumptions related to forest growth, sales margins and discount rates involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the biological assets; (ii) the consistency with external market and industry data and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and significant assumptions, including the forest growth, sales margins and discount rates.

/s/ PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada

Santiago, Chile
April 4, 2024

We have served as the Company's auditor since 2015.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$

Assets
Current assets
Cash and cash equivalents	5-23	570,008	667,207
Other current financial assets	23	45,604	15,350
Other current non-financial assets	25	240,254	206,059
Trade and other current receivables	23	997,902	873,295
Accounts receivable from related companies	13-23	2,616	7,563
Current inventories	4	1,399,846	1,470,011
Current biological assets	20	370,957	330,435
Current tax assets	6	119,031	203,722
Total current assets other than assets or disposal groups classified as held for sale		3,746,218	3,773,642
Non-current assets or disposal groups classified as held for sale	22	429,360	1,279
Total current assets		4,175,578	3,774,921
Non-current assets
Other non-current financial assets	23	33,512	63,321
Other non-current non-financial assets	25	106,174	92,514
Non-current receivables	23	101,501	32,674
Investments accounted for using equity method	15-16	423,611	365,671
Intangible assets other than goodwill	19	66,431	73,439
Goodwill	17	55,891	54,800
Property, plant and equipment	7	9,607,116	9,542,335
Right of use assets	8	600,361	306,487
Non-current biological assets	20	2,651,622	2,864,935
Deferred tax assets	6	88,567	9,011
Total non-current assets		13,734,786	13,405,187
Total assets		17,910,364	17,180,108

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

	Note	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$

Equity and liabilities
Liabilities
Current liabilities
Other current financial liabilities	23	1,082,525	375,451
Current lease liabilities	8-23	47,242	36,784
Trade and other current payables	23	760,455	812,838
Accounts payable to related companies	13-23	6,958	14,280
Other short-term provisions	18	3,905	9,513
Current tax liabilities	6	13,318	26,869
Current provisions for employee benefits	10	7,863	7,571
Other current non-financial liabilities	25	50,148	242,978
Total current liabilities other than liabilities included in disposal groups classified as held for sale		1,972,414	1,526,284
Liabilities included in disposal groups classified as held for sale	22	99,328	-
Total current liabilities		2,071,742	1,526,284
Non-current liabilities
Other non-current financial liabilities	13-23	5,521,568	5,155,371
Non-current lease liabilities	8-23	512,140	227,440
Non-current payables		50,577	20,116
Non-current accounts payable to related companies	23	22,981	6,731
Other long-term provisions	18	28,651	40,706
Deferred tax liabilities	6	1,543,624	1,785,915
Non-current provisions for employee benefits	10	86,462	87,689
Other non-current non-financial liabilities	25	63,590	69,872
Total non-current liabilities		7,829,593	7,393,840
Total liabilities		9,901,335	8,920,124
Equity
Issued capital	3	803,618	803,618
Retained earnings		8,034,963	8,500,901
Other reserves		(836,135)	(1,049,724)
Equity attributable to parent company		8,002,446	8,254,795
Non-controlling interests		6,583	5,189
Total equity		8,009,029	8,259,984
Total equity and liabilities		17,910,364	17,180,108

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		For the years ended December 31,
	Note	2023 ThU.S.$	2022 ThU.S.$	2021 ThU.S.$
Statements of profit or loss

Revenue	9	6,011,819	7,102,070	6,349,761
Cost of sales	3	(4,744,095)	(4,274,496)	(3,681,603)
Gross profit (loss)		1,267,724	2,827,574	2,668,158
Other income	3	573,017	100,129	378,977
Distribution costs	3	(693,039)	(922,226)	(682,996)
Administrative expenses	3	(624,326)	(613,608)	(577,147)
Other expense by function	3	(480,336)	(373,889)	(192,101)
Profit (loss) from operating activities		43,040	1,017,980	1,594,891
Finance income	3	131,666	72,116	33,499
Finance costs	3	(373,496)	(200,366)	(219,982)
Share of profit (loss) of associates and joint ventures accounted for using equity method	3-15	7,709	33,684	31,386
Gains (losses) on exchange differences on translation		(194,739)	(77,067)	(5,281)
Profit (loss) before income tax		(385,820)	846,347	1,434,513
Income tax benefit (expense)	6	27,293	(142,121)	(402,914)
Net profit (loss)		(358,527)	704,226	1,031,599
Net profit (loss) attributable to
Net profit (loss) attributable to parent company		(358,560)	704,480	1,030,812
Net profit (loss) attributable to non-controlling interests		33	(254)	787
Net profit (loss)		(358,527)	704,226	1,031,599

Earnings (loss) per share
Basic earnings (loss) per share (in U.S.$ per share)
Basic earnings (loss) per share from continuing operations		(2.9762)	5.8476	8.6322
Basic earnings (loss) per share		(2.9762)	5.8476	8.6322

Diluted earnings (loss) per share (in U.S.$ per share)
Diluted earnings (loss) per share from continuing operations		(2.9762)	5.8476	8.6322
Diluted earnings (loss) per share		(2.9762)	5.8476	8.6322

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the years ended December 31,
	Note	2023 ThU.S.$	2022 ThU.S.$	2021 ThU.S.$

Net profit (loss)		(358,527)	704,226	1,031,599
Components of other comprehensive income that will not be reclassified to profit or loss before tax:
Remeasurements of defined benefit plans
Other comprehensive income before tax gains losses on remeasurements of defined benefit plans	10	(2,726)	(20,011)	(1,479)
Other comprehensive income that will not be reclassified to profit or loss before tax		(2,726)	(20,011)	(1,479)
Components of other comprehensive income that will be reclassified to profit or loss before tax:
Exchange differences on translation
Gains (losses) on exchange differences on translation, before tax	11	121,470	57,867	(80,965)
Other comprehensive income before tax exchange differences on translation		121,470	57,867	(80,965)
Cash flow hedges
Gains (losses) on cash flow hedges, before tax	23	(72,816)	186,911	(84,879)
Reclassification adjustments on cash flow hedges before tax	23	(1,634)	(9,577)	(45,426)
Other comprehensive income before tax cash flow hedges		(74,450)	177,334	(130,305)
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax		308	9,968	2,590
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax		308	9,968	2,590
Other Comprehensive income that will be reclassified to profit or loss before tax		47,328	245,169	(208,680)
Income tax relating to components of other comprehensive income that will not be reclassified to profit or loss before tax
Income tax relating to remeasurements of defined benefit plans of other comprehensive income	6	736	5,403	438
Income tax relating to components of other comprehensive income that will not be reclassified to profit or loss before tax		736	5,403	438

Income tax relating to components of other comprehensive income that will be reclassified to profit or loss before tax
Income tax relating to exchange differences on translation of other comprehensive income		135,171	-	-
Income tax relating to cash flow hedges of other comprehensive income	6-22	19,610	(50,587)	30,453
Income tax relating to share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss		(218)	(2,396)	(696)
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss		154,563	(52,983)	29,757
Other comprehensive income (loss)		199,901	177,578	(179,964)
Total comprehensive income (loss)		(158,626)	881,804	851,635

Comprehensive Income attributable to
Comprehensive income (loss), attributable to owners of parent company		(158,848)	882,057	857,938
Comprehensive income (loss), attributable to non-controlling interests		222	(253)	(6,303)
Total comprehensive income (loss)		(158,626)	881,804	851,635

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

12-31-2023	Issued capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other reserves ThU.S.$	Total other reserves ThU.S.$	Retained earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non- controlling interests ThU.S.$	Total equity ThU.S.$
Opening balance at 01-01-2023	803,618	(1,097,329)	(10,112)	(35,374)	93,091	(1,049,724)	8,500,901	8,254,795	5,189	8,259,984
Changes in Equity:
Comprehensive income
Net profit (loss)	-	-	-	-	-	-	(358,560)	(358,560)	33	(358,527)
Other comprehensive income, net of tax	-	256,452	(54,840)	(1,990)	90	199,712	-	199,712	189	199,901
Comprehensive income	-	256,452	(54,840)	(1,990)	90	199,712	(358,560)	(158,848)	222	(158,626)
Equity issue	-	-	-	-	-	-	-	-	1,376	1,376
Dividends	-	-	-	-	-	-	(92,719)	(92,719)	(204)	(92,923)
Increase (decrease) through transfers and other changes equity	-	-	-	-	13,877	13,877	(13,877)	-	-	-
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control	-	-	-	-	-	-	(782)	(782)	-	(782)
Changes in equity	-	256,452	(54,840)	(1,990)	13,967	213,589	(465,938)	(252,349)	1,394	(250,955)
Closing balance at 12-31-2023	803,618	(840,877)	(64,952)	(37,364)	107,058	(836,135)	8,034,963	8,002,446	6,583	8,009,029

12-31-2022	Issued capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other reserves ThU.S.$	Total other reserves ThU.S.$	Retained earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non - controlling interests ThU.S.$	Total equity ThU.S.$
Opening balance at 01-01-2022	803,618	(1,155,195)	(136,859)	(20,766)	71,750	(1,241,070)	8,248,185	7,810,733	7,771	7,818,504
Changes in Equity:
Comprehensive income
Net profit (loss)	-	-	-	-	-	-	704,480	704,480	(254)	704,226
Other comprehensive income, net of tax	-	57,866	126,747	(14,608)	7,572	177,577	-	177,577	1	177,578
Comprehensive income	-	57,866	126,747	(14,608)	7,572	177,577	704,480	882,057	(253)	881,804
Dividends	-	-	-	-	-	-	(437,995)	(437,995)	(2,329)	(440,324)
Increase (decrease) from transfers and other changes	-	-	-	-	13,769	13,769	(13,769)	-	-	-
Changes in equity	-	57,866	126,747	(14,608)	21,341	191,346	252,716	444,062	(2,582)	441,480
Closing balance at 12-31-2022	803,618	(1,097,329)	(10,112)	(35,374)	93,091	(1,049,724)	8,500,901	8,254,795	5,189	8,259,984

12-31-2021	Issued capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other reserves ThU.S.$	Total other reserves ThU.S.$	Retained earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non - controlling interests ThU.S.$	Total equity ThU.S.$
Opening balance at 01-01-2021	603,618	(1,081,320)	(37,007)	(19,725)	29,255	(1,108,797)	7,889,901	7,384,722	30,913	7,415,635
Changes in Equity:
Comprehensive income
Net profit	-	-	-	-	-	-	1,030,812	1,030,812	787	1,031,599
Other comprehensive income, net of tax	-	(73,875)	(99,852)	(1,041)	1,894	(172,874)	-	(172,874)	(7,090)	(179,964)
Comprehensive income	-	(73,875)	(99,852)	(1,041)	1,894	(172,874)	1,030,812	857,938	(6,303)	851,635
Issue of equity	200,000	-	-	-	-	-	-	200,000	-	200,000
Dividends	-	-	-	-	-	-	(596,012)	(596,012)	(203)	(596,215)
Increase (decrease) from transfers and other changes	-	-	-	-	40,601	40,601	(40,636)	(35)	-	(35)
Increase (decrease) from changes in the interests of subsidiaries that do not imply loss of control	-	-	-	-	-	-	(35,880)	(35,880)	(16,636)	(52,516)
Changes in equity	200,000	(73,875)	(99,852)	(1,041)	42,495	(132,273)	358,284	426,011	(23,142)	402,869
Closing balance at 12-31-2021	803,618	(1,155,195)	(136,859)	(20,766)	71,750	(1,241,070)	8,248,185	7,810,733	7,771	7,818,504

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	January - December
	2023 ThU.S.$	2022 ThU.S.$	2021 ThU.S.$
STATEMENTS OF CASH FLOWS
Cash flows from (used in) operating activities
Classes of cash receipts from operating activities
Receipts from sales of goods and rendering of services	6,211,313	7,630,153	6,385,257
Receipts from rents and subsequent sales of such assets	16,509	3,815	1,280
Other cash receipts from operating activities	702,283	551,357	530,229
Classes of cash payments
Payments to suppliers for goods and services	(5,049,907)	(5,244,822)	(4,116,093)
Payments to and on behalf of employees	(736,789)	(656,540)	(607,029)
Payments to manufacture or acquire assets held for rental to others and subsequently held for sale	(10,848)	(27,405)	-
Other cash payments from operating activities	(174,824)	(167,533)	(141,588)
Interest paid	(328,317)	(259,052)	(260,394)
Interest received	137,480	76,581	32,381
Income taxes (paid) refunded	(28,463)	(204,954)	115,791
Other inflows (outflows) of cash, net	1,990	(1,108)	(503)
Net cash flow from (used in) operating activities	740,427	1,700,492	1,939,331

Cash flows from (used in) investing activities

Cash flow from losing control of subsidiaries and other businesses	-	-	47,988
Cash flow used in obtaining control of subsidiaries or other businesses	-	-	(797)
Cash flow used in the purchase of non-controlling interests	-	(14)	(34)
Other cash receipts from sales of equity or debt instruments of other entities classified as investing activities	-	1,878	-
Other cash payments to acquire equity or debt instruments of other entities classified as investing activities	(23,728)	(9,665)	-
Other cash receipts from sales of interests in joint ventures	-	-	2,621
Other cash payments to acquire interests in joint ventures	(11,222)	(176)	(7,759)
Loans to related entities	-	(3,304)	(1,891)
Proceeds from sales of property, plant and equipment	11,859	33,177	106,707
Purchase of property, plant and equipment	(844,470)	(1,271,742)	(1,316,803)
Proceeds from sales of intangible assets	281	314	-
Purchase of intangible assets	(6,682)	(6,251)	(6,994)
Proceeds from other long-term assets	6,088	51,934	256,659
Purchase of other long-term assets	(411,897)	(300,209)	(218,918)
Dividends received	4,265	33,980	3,049
Other inflows (outflows) of cash, net	(57,618)	102	(59)
Cash flows from (used in) investing activities	(1,333,124)	(1,469,976)	(1,136,231)

Cash flows from (used in) financing activities

Cash flow used in the purchase of non-controlling interests	-	-	(52,782)
Proceeds from issuing shares	-	-	200,000
Total proceeds from borrowings	2,126,607	318,357	167,962
Proceeds from long-term borrowings	1,160,649	82,207	87,962
Proceeds from short-term borrowings	965,958	236,150	80,000
Repayments of borrowings	(1,118,156)	(397,977)	(596,490)
Payments of lease liabilities	(73,806)	(65,000)	(67,895)
Dividends paid	(282,728)	(380,969)	(471,167)
Other inflows (outflows) of cash, net	(6,250)	(1,630)	(1,869)
Cash flows from (used in) financing activities	645,667	(527,219)	(822,241)
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	52,970	(296,703)	(19,141)
Effect of exchange rate changes on cash and cash equivalents	(150,169)	(47,190)	(34,473)
Net increase (decrease) of cash and cash equivalents	(97,199)	(343,893)	(53,614)
Cash and cash equivalents, at the beginning of the period	667,207	1,011,100	1,064,714
Cash and cash equivalents, at the end of the period	570,008	667,207	1,011,100

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO Consolidated financial statements as of december 31, 2023 and 2022

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

As of December 31, 2023, Arauco is controlled by Empresas Copec S.A., tax identification number 90,690,000-9, which owns 99.999916% of Arauco, and is registered in the Securities Registry as No. 0028. Each of the above mentioned companies is subject to the oversight of the CMF.

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

Presentation of consolidated financial statements

The financial statements presented by Arauco are comprised by the following:

-Consolidated statements of financial position as of December 31, 2023 and 2022.
-Consolidated statements of profit or loss for the years ended December 31, 2023, 2022 and 2021.
-Consolidated statements of comprehensive income for the years ended December 31, 2023, 2022 and 2021.
-Consolidated statements of changes in equity for the years ended December 31, 2023, 2022 and 2021.
-Consolidated statements of cash flows for the years ended December 31, 2023, 2022 and 2021.
-Explanatory disclosures (notes).

Period covered by the consolidated financial statements

As of December 31, 2023 and 2022 and for the period between January 1 and December 31 of 2023, 2022 and 2021.

Date of approval of consolidated financial statements

These consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) at the Extraordinary Meeting
held on April 4, 2024.

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

The presentation currency of the consolidated financial statements is the U.S. dollar. Figures on these consolidated financial statements are presented in thousands of rounded U.S. dollar (ThU.S.$).

Summary of significant accounting policies

a)	Basis for preparation of the consolidated financial statements

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and they represent the explicit and unreserved adoption of IFRS.

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

The subsidiaries non-controlling interests in profits or losses and in the equity are presented separately in the consolidated statement of comprehensive income, in the consolidated statement of changes in equity and in the consolidated statement of financial position respectively.

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
(ii)	Translation to the presentation currency of Arauco
For the purposes of presenting consolidated financial statements, assets and liabilities of Arauco’s operations in a functional currency different from Arauco’s are translated into U.S. dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange rate differences are recognized in other comprehensive income and accumulated in “Other reserves” within equity.
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
(b) Assets measured at amortized cost: they are initially registered at the fair value of the transaction, adding or subtracting the transaction costs that are directly attributable to the issuance of the financial asset or financial liability. The financial asset is maintained within a business model, the objective of which is to maintain financial assets to obtain contractual cash flows and the contractual conditions of the asset give rise, on specified dates, to cash flows that are solely payments of principal and interest (“SPPI”) over the amount of the outstanding principal.
Subsequent measurement
Financial instruments are subsequently measured at fair value through profit or loss or amortized cost.
The classification is based on two criteria: i) the Company’s business model for the management of financial instruments, and ii) whether the contractual cash flows related to the financial instruments represent “Solely Payments of Principal and Interest”.
a) Financial assets at fair value through profit or loss: these instruments are subsequently measured at fair value. Net earnings and losses, including income from interest and dividends, are registered as profits or losses for the period. These instruments are held for negotiation, and they are mainly acquired to be sold in the short-term. Derivatives are also classified as held for negotiation, unless they are registered as hedging instruments. Financial instruments of this type are classified as other current and non-current financial assets. They are subsequently valuated by determining their fair value, registering changes in value in the consolidated statements of profit or loss, in the items of financial income or financial costs.
F-15

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
F-16

h)	Derivative financial instruments

(i) Derivative financial instruments - The Company enters into a variety of de riva
tive financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps, currency swaps and zero cost collar contracts.  The Company’s policy is to enter into derivatives contracts only for economic hedging purposes and there are no instruments with speculation objectives.
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
-Fair value hedges
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recogn ized
in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.
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
F-17

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
Arauco classifies certain property, plant and equipment, intangible assets, investments in ass ociates a
nd disposal groups (groups of assets to be sold together with their directly associated liabilities) as non-current assets held for sale which as of the date of the consolidated statements of financial position are the subject of active sale efforts which are estimated to be highly probable.
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
F-18

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
Arauco measures the fair value of the acquired
com
pany in the business combination achieved in each stage (“step acquisition”), recognizing the effects of remeasurement of previously held equity in the acquiree in the consolidated statements of profit or loss.
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
the pooling of
interest
. Under this method, assets and liabilities related to the transaction carry over the previous carrying values. Any difference between assets and liabilities included in the consolidation and the consideration transferred, is accounted in equity.
l)	Investments in associates and joint arrangements

Associates are entities over which Arauco exercises significant influence, but not control. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.
F-19

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

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost. Their carrying amount is increased or decreased to recognize the portion corresponding to the statement of profit or loss or to the statement of comprehen sive in
come. Dividends received are recognized by deducting the amount received from the carrying amount of the investment. Arauco’s investment in associates includes goodwill (both net of any accumulated impairment loss).

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

(iii)	Customers relationships
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

Goodwill recognized in subsidiaries Arauco Canada Ltd. and Arauco do Brasil S.A., generated on subsidiaries acquisitions whose functional currency is different from the functional currency of the parent company and presentation of these consolidated financial statements, are translated into U.S. dollars at the closing exchange rate.

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

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of past events, under which, it is probable that an outflow of resources will be required to settle the obligation; and when a reliable estimate can be made of the am ou
nt of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period.

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

(i)	Revenue recognition from the sale of goods

Revenue from the sale of goods is recognized when Arauco has transferred to the buyer the significant risks and rewards of ownership of the committed goods, when the amount of revenue can be reliably measured, when Arauco does not retain any managerial involvement ov er the goods
sold and when it is probable that the economic benefits associated with the transaction will flow to Arauco and the costs incurred in respect of the transaction can be measured reliably. Revenue from the sale of goods are recognized when there is no obligation unsatisfied that could affect the customer’s acceptance of the product. The delivery is effective when the products are sent to the specific location, the risks of obsolescence and loss have been transferred to the customer and when Arauco has objective evidence that all acceptance criteria have been satisfied.

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

(ii)	Revenue recognition from rendering of services

Revenue from the rendering of services is recognized as long as the performance ob lig
ation have been satisfied.

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

The current policy is that an amount equivalent to the 40% of the distributable net income for each fiscal year will be distributed as dividends. Nevertheless, the Board of Directors may decide to distribute and pay dividends to the shareholders, to the extent that it expects the year to finalize with positive results and that the Company’s liquidity allows such distribution and payment.

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

The related provision is an estimate of the years of service to be recognized as a future labo
r obligation
liability, in accordance with contracts between Arauco and its employees and pursuant to actuarial valuation criteria for this type of liability. This post-employment benefit is considered a defined benefit plan.

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

z.1)
Standards, interpretations and amendments that are mandatory for the first time for annual periods beginning on January 1, 2023:

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after
IAS 1 and IAS 8
To IAS 1, Practice statement 2 and IAS 8, aim to improve accounting policy disclosures and to help users of the financial statements to distinguish between changes in accounting estimates and changes in accounting policies.
January 1, 2023

IAS 12
Deferred tax related to assets and liabilities arising from a single transaction, require companies to recognize deferred tax on transactions that, on initial recognition give rise to equal amounts of taxable and deduct able temporary differences.
January 1, 2023

IAS 12	International tax reform - pillar two model rules	January 1, 2023

These amendments give companies temporary relief from accounting for deferred taxes arising from the Organization for Economic Co-operation and Development’s (OECD) international tax reform. The amendments also introduce targeted disclosure requirements for affected companies. The deferred tax exemption and disclosure of the fact that the exception has been applied, is effective immediately. The other disclosure requirements are effective annual periods beginning on or after 1 January 2023.

The adoption of the standards, amendments and interpretations described in the table above have not had a significant impact on Arauco’s consolidated financial statements during its initial application period.

z.2)
Standards, interpretations and amendments, the application of which is not yet mandatory, which have not been adopted in advance:

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after
IAS 1	Non-current liabilities with covenants	January 1, 2024
Clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability.

	Presentation of financial statements	January 1, 2024

Clarifies that liabilities are classified as current or non-current depending on the rights that exist at the end of the reporting period. The classification is not affected by the entity's expectations or events after the reporting date (for example, the receipt of a waiver or a breach of agreement).

IFRS 16	Leases on sale and leaseback	January 1, 2024

include requirements for sale and leaseback transactions in IFRS 16 to explain how an entity accounts for a sale and leaseback after the date of the transaction. Sale and leaseback transactions where some or all the lease payments are variable lease payments that do not depend on an index or rate are most likely to be impacted.

IAS 7 and IFRS 7	Statements of cash flows and financial instruments	January 1, 2025
Require disclosures to enhance the transparency of supplier finance arrangements and their effects on a company’s liabilities, cash flows and exposure to liquidity risk.

IAS 21	Lack of Exchangeability
An entity is impacted by the amendments when it has a transaction or an operation in a foreign currency that is not exchangeable into another currency at a measurement date for a specified purpose.

Arauco estimates that the adoption of the standards, amendments and interpretations described in the table above will not have a significant impact on Arauco’s consolidated financial statements during its initial application period.

NOTE 2. ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES

Changes to accounting policies

As of December 31, 2023, there had been no material changes in the accounting policies with respect to the 2022 financial year.

Changes to accounting estimates

As of December 31, 2023, there had been no changes in the methodologies for calculating the accounting estimates with respect to the 2022 financial year.

NOTE 3. DISCLOSURE OF OTHER INFORMATION

a)	Disclosure of information on issued capital

As of December 31, 2023, the shareholders composition according to the amount of shares owned was as follows:

Shareholders	Shares	%
Empresas Copec S.A.	120 , 474 ,249	99.99991616%
AntarChile S.A.	101	0.00008384%
	120,474,350	100.00000000%

At the date of these consolidated financial statements the share capital of Arauco was ThU.S.$ 803,618.

100% of Capital corresponds to ordinary shares.

F-29

	12-31-2023	12-31-2022
Description of shares by type of capital in ordinary shares	100% of Capital corresponds to ordinary shares
Number of authorized shares by type of capital in ordinary Shares	120,474,350
Nominal value of shares by type of capital in ordinary shares	U.S.$ 6.6704 per share
Amount of capital in shares by type of ordinary shares that constitute capital	ThU.S.$ 803,618
	12-31-2023	12-31-2022
Number of shares issued and fully paid by type of capital in ordinary shares	120,474,350

b)	Dividends paid

On May 10, 2023, a definitive dividend of ThU.S.$ 279,622 was paid according to the extraordinary dividend policy distribution of 50% of the distributable net profit after discounting the payment made in December 2022, which is detailed in the following paragraph.

In December 2022 a provisional dividend of ThU.S.$ 183,971 was paid with a charge to the profits of the year 2022, which represented 20% of the distributable net profit as of September 31, 2022.

In May 2022 a definitive dividend of ThU.S.$ 192,132 was paid with a charge to the profits of the year 2021. In November 2021 a provisional dividend of ThU.S.$ 271,000 was paid with a charge to the profits of the same year.

The amount of ThU.S.$ 92,719 presented in the consolidated statement of changes in equity for the year ended December 31, 2022, contains the minimum dividend provision of an additional and extraordinary 10% to be paid for the profits of the parent company of 2022, approved in April 2023. As of December 31, 2023, there was no minimum dividend provision for the 2023 losses.

See Note 26 for details.

As of December 31, 2023, ThU.S.$ 282,728 are shown in the line of dividends paid of the statements of cash flows (ThU.S.$ 380,969 as of December 31, 2022), of which ThU.S.$ 279,622 (ThU.S.$ 376,103 as of December 31, 2022) correspond to the original amount in U.S. dollars of the dividends’ payment from the parent company.

Dividends paid detail, ordinary shares
Dividends paid	Definitive dividend
Classes of shares for which there are dividends paid	Ordinary shares without series
Date of dividends paid	05-10-2023
Amount of dividends	ThU.S.$ 279,622
Number of shares on which pay dividends	120,474,350
Dividend per shares	U.S.$ 2.321007

Dividends paid detail, ordinary shares
Dividends paid	Provisional dividend
Classes of shares for which there are dividends paid	Ordinary shares without series
Date of dividends paid	12-14-2022
Amount of dividends	ThU.S.$ 183,971
Number of shares on which pay dividends	120,474,350
Dividend per shares	U.S.$ 1.527060

Dividends paid detail, ordinary shares
Dividends paid	Definitive dividend
Classes of shares for which there are dividends paid	Ordinary shares without series
Date of dividends paid	05-10-2022
Amount of dividends	ThU.S.$ 192,132
Number of shares on which pay dividends	120,474,350
Dividend per shares	U.S.$ 1.594799

c)	Disclosure of information on reserves

Other reserves comprise reserves of exchange differences on translation, reserves of cash flow hedges and other reserves. Arauco does not have any restrictions associated with these reserves.

Reserves of exchange differences on translation

Reserves of exchange differences on translation correspond to exchange differences of Arauco’s subsidiaries whose functional currency is other than Arauco’s presentation currency.

Reserves of cash flow hedges

The hedging reserve corresponds to the part of the net gains or losses of derivatives financial instruments that qualify as cash flow hedges, in force in Arauco at the end of each period/fiscal year.

Reserve of actuarial losses in defined benefit plans

This corresponds to changes in the present value of the obligation for defined benefits resulting from experience adjustments (the effect of the differences between the previous actuarial assumptions and the events that occurred within the context of the plan) and the effects of the changes in the actuarial assumptions.

Other reserves

This mainly corresponds to the share of legal reserves and other comprehensive income of investments in associates and joint agreements.

d)	Other items in the consolidated statements of profit or loss

The table below sets forth other income, other expenses, finance income, finance costs and share of profit (loss) of associates
and joint ventures for the twelve-months period ended December 31, 2023, 2022 and 2021 are as follows:

	January - December
	2023 ThU.S.$	2022 ThU.S.$	2021 ThU.S.$
Classes of Other Income
Total Other Income	573,017	100,129	378,977
Gain from changes in fair value of biological assets (Note 20)	264,477	12,932	81,986
Net income from insurance compensation	204,966	2,046	1,101
Revenue from export promotion	943	1,157	1,608
Lease income	10,158	3,447	1,689
Gain on sales of assets	27,755	48,653	241,662
Access easement	488	905	308
Recovery of tax credits	7,102	-	1,674
Compensations received	7,285	221	7,018
Gain on sales of subsidiary	-	-	20,381
Reversal of impairment loss assets	6,886	2,288	-
Reimbursement provisions (legal and others)	12,322	4,524	-
Other operating income	30,635	23,956	21,550

Classes of Other Expenses by function
Total Other Expenses by function	(480,336)	(373,889)	(192,101)
Depreciation of leased assets	(1,494)	-	-
Provision legal expenses	(14,398)	(10,478)	(8,466)
Impairment provision for property, plant and equipment, provision for inventory obsolescence, withdrawals and others	(110,559)	(170,207)	(76,218)
Operating expenses related to staff restructuring or from plants stoppage or closed (*)	(236,525)	(82,337)	(5,875)
Expenses related to projects	(13,975)	(27,837)	(20,663)
Loss of asset sales	(12,389)	(12,575)	(9,996)
Loss and repair of assets	(11,076)	(12,585)	(1,700)
Loss of forest due to fires	(25,101)	(17,127)	(38,133)
Other Taxes	(20,977)	(20,413)	(17,666)
Research and development expenses	(3,939)	(4,432)	(2,903)
Fines, readjustments and interest	(1,146)	(6,142)	(241)
Loss on sale of permanent investments	-	-	(431)
Loss of tax credits	(4,287)	(212)	(491)
Other expenses	(24,470)	(9,544)	(9,318)

Classes of Finance Income
Total Finance Income	131,666	72,116	33,499
Finance income by mutual funds - term deposits	113,522	60,054	30,720
Finance income resulting from derivatives	8	39	39
Other finance income	18,136	12,023	2,740

Classes of Finance Costs
Total Finance Costs	(373,496)	(200,366)	(219,982)
Interest expense, Bank borrowings	(78,753)	(20,827)	(20,013)
Interest expense, Bonds	(214,079)	(114,297)	(138,334)
Interest expense resulting from derivatives	(26,800)	(17,774)	(17,598)
Interest expense for right-of-use	(19,995)	(9,825)	(8,042)
Other finance costs	(33,869)	(37,643)	(35,995)

Share of profit (loss) of associates and joint ventures accounted for using equity method
Total	7,709	33,684	31,386
Investments in associates	3,990	7,069	330
Investments in joint ventures	3,719	26,615	31,056
(*) These expenses are mainly due to industrial plants temporarily stopped due to failures.

The analysis of expenses by nature contained in these consolidated financial statements is presented below:

	January - December
Cost of sales (*)	2023 ThU.S.$	2022 ThU.S.$	2021 ThU.S.$
Timber	1,068,662	859,811	773,732
Forestry labor costs and other services	692,518	623,902	554,460
Depreciation and amortization	535,244	408,248	401,672
Depreciation for right of use	28,082	40,539	43,284
Maintenance costs	355,389	319,100	261,143
Chemical costs	649,413	712,331	546,048
Sawmill costs	122,748	117,786	113,592
Other raw materials	285,828	315,078	243,882
Other indirect costs	233,903	169,423	127,751
Energy and fuel	275,732	243,986	201,949
Cost of electricity	65,191	46,902	36,927
Staff expenses	431,385	417,390	377,163
Total	4,744,095	4,274,496	3,681,603
(*) Total amount is comprised of the cost of inventory sales for ThU.S.$ 4,616,212 as of December 31, 2023 (ThU.S.$ 4,185,527
and
ThU.S.$
3,599,930
as of December 31, 2022 and 2021, respectively) and the cost of rendering services for ThU.S.$ 127,883 as of December 31, 2022 (ThU.S.$ 88,969 and
ThU.S.$
81,673 as of December 31, 2022 and 2021, respectively).

	January – December
Distribution cost	2023 ThU.S.$	2022 ThU.S.$	2021 ThU.S.$
Selling costs	41,966	37,652	38,467
Commissions	15,400	12,607	14,566
Insurance	7,186	6,813	4,236
Provision for doubtful accounts	3,094	(462)	758
Other selling costs	16,286	18,694	18,907
Shipping and freight costs	651,073	884,574	644,529
Port services	61,802	69,478	52,132
Freights	528,218	743,590	555,357
Depreciation for right of use	1,184	2,975	2,291
Shipping internment, warehousing, stowage, customs and other costs	59,869	68,531	34,749
Total	693,039	922,226	682,996

	January – December
Administrative expenses	2023 ThU.S.$	2022 ThU.S.$	2021 ThU.S.$
Wages and salaries	245,822	255,378	248,079
Marketing, advertising, promotion and publications expenses	14,542	16,105	12,601
Insurances	54,173	26,009	23,749
Depreciation and amortization	43,075	33,155	34,771
Depreciation for right of use	7,361	7,103	7,061
Computer services	37,859	39,827	32,614
Lease of offices, other property and vehicles	7,854	5,079	5,264
Donations, contributions, scholarships	10,983	11,510	9,264
Fees (legal and technical advisors)	35,831	34,322	38,124
Property taxes, city permits and rights	32,639	27,410	24,522
Cleaning services, security services and transportation	28,381	31,069	33,336
Third-party variable services (maneuvers, logistics)	38,537	54,547	44,325
Basic services (electricity, telephone, water)	7,323	6,044	4,605
Maintenance and repair	6,933	7,926	8,040
Seminars, courses, training materials	2,637	3,498	2,908
Travels, clothing and safety equipment, environmental expenses, audits and others	50,376	54,626	47,884
Total	624,326	613,608	577,147

NOTE 4. INVENTORIES

Components of inventory	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$
Raw materials	141,554	199,174
Production supplies	202,924	209,396
Work in progress	84,644	70,625
Finished goods	721,267	769,558
Spare parts	249,457	221,258
Total inventories	1,399,846	1,470,011

Inventories recognized as cost of sales as of December 31, 2023 were ThU.S.$ 4,616,212 (ThU.S.$ 4,185,527 and
ThU.S.$
3,599,930
as of December 31, 2022 and 2021, respectively).

In order to have inventories recorded at net realizable value, inventories are subject to evaluations and obsolescence provision recognition as of December 31, 2023, a net decrease of inventories was recognized associated with a higher provision of
ThU.S.$ 33,361 (ThU.S.$ 11,880 and
ThU.S.$ 33,890
as of December 31, 2022 and 2021, respectively). As of December 31, 2023, the amount of obsolescence provision arises to the sum of ThU.S.$ 110,731 (ThU.S.$ 77,370 as of December 31, 2022).

As of December 31, 2023, there were inventory write-offs of ThU.S.$ 3,614 (ThU.S.$ 4,865 and
ThU.S.$ 993
as of December 31, 2022 and 2021, respectively) which are presented in the consolidated statements of profit or loss within cost of sales.

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

As of the date of these consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

Components of Cash and Cash Equivalents	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$
Cash on hand	60	64
Balances with Banks	337,973	298,513
Short-term deposits	99,167	258,566
Mutual funds	132,808	110,064
Total	570,008	667,207

The risk classification of the Company’s mutual funds as of December 31, 2023 and 2022 is shown below.

	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$
AAAfm	83,712	24,933
No classification	49,096	85,131
Total Mutual Funds	132,808	110,064

Changes in financial liabilities

	12-31-2023
	Bank borrowings	Hedging liabilities	Bonds and promissory notes	Other financial liabilities, Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance January 1	940,677	76,686	4,513,459	5,530,822
Cash flows (+) Borrowings obtained	1,594,613	-	531,994	2,126,607
(-) Borrowings paid	(1,070,319)	(1,633)	(46,204)	(1,118,156)
(-) Commissions paid	(473)	-	(5,776)	(6,249)
(-) Interest paid	(71,995)	(33,711)	(202,497)	(308,203)
(+) Accrued interest	78,703	34,190	205,238	318,131
(+/-) Inflation adjustment	15,395	-	(2,899)	12,496
(+) Business combination	395	-	-	395
(+/-) Changes in fair value	-	32,472	-	32,472
(+/-) Other movements	12,055	-	3,723	15,778
Closing balance	1,499,051	108,004	4,997,038	6,604,093

	12-31-2022
	Bank borrowings	Hedging liabilities	Bonds and promissory notes	Other financial liabilities, Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance January 1	991,956	296,316	4,426,033	5,714,305
Cash flows (+) Borrowings obtained	318,357	-	-	318,357
(-) Borrowings paid	(347,459)	(9,578)	(40,940)	(397,977)
(-) Commissions paid	(1,656)	-	-	(1,656)
(-) Interest paid	(18,450)	(37,141)	(193,737)	(249,328)
(+) Accrued interest	22,679	37,039	194,200	253,918
(+/-) Inflation adjustment	(29,757)	-	120,091	90,334
(+/-) Changes in fair value	-	(209,936)	-	(209,936)
(+/-) Other movements	5,007	(14)	7,812	12,805
Closing balance	940,677	76,686	4,513,459	5,530,822

	Lease liabilities
	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$
Opening balance January 1	264,224	163,304
Cash flows (-) Borrowings paid	(73,806)	(65,000)
(-) Interest paid	(20,114)	(9,724)
(+) Accrued interest	20,445	9,753
(+/-) Inflation adjustment	(724)	839
(+) Business combination	134	-
(-) Decrease through transfer to liabilities included in disposal groups classified as held for sale	(18,795)	-
(+) Increase due to new leases liabilities	376,259	167,370
(+/-) Other movements	11,759	(2,318)
Closing balance	559,382	264,224

NOTE 6. INCOME TAXES

The tax rates applicable in the countries in which Arauco operates are
27
% in Chile, 35% in Argentina, 30% in Mexico, 34% in Brazil, 25% in Uruguay and 21% in the United States (federal tax rate).

Deferred Tax Assets

The following table sets forth the deferred tax assets as of the dates indicated:

	12-31-2023	12-31-2022
Deferred tax assets	ThU.S.$	ThU.S.$
Deferred tax assets relating to liabilities provisions	14,008	17,896
Deferred tax assets relating to investments (*)	78,061	-
Deferred tax assets relating to post-employment benefits	25,726	25,904
Deferred tax assets relating to property, plant and equipment	80,410	45,919
Deferred tax assets relating to impairment provision	12,319	13,517
Deferred tax assets relating to financial instruments	82,535	53,347
Deferred tax assets relating to tax loss carryforward	233,466	110,526
Deferred tax assets relating to inventories	25,011	20,942
Deferred tax assets relating to provisions for income	16,807	9,941
Deferred tax assets relating to allowance for doubtful accounts	2,384	2,472
Deferred tax assets relating to intangible revaluation	35	1,466
Deferred tax assets relating to other deductible temporary differences	39,067	25,777
Total deferred tax assets	609,829	327,707
Offsetting presentation	(521,262)	(318,696)
Net effect	88,567	9,011
(*)
See explanatory text in note 22.

Certain subsidiaries of Arauco mainly in
Chile
and Brazil, as of the date of these consolidated financial statements, present tax losses
for which we estimate that, given the projection of future profits, will allow the recovery of the deferred tax assets recorded. The total amount of these tax losses is ThU.S.$ 956,949 (ThU.S.$ 443,250 as of December 31, 2022), which are mainly originated by operational and financial losses.

In addition, as of the closing date of these consolidated financial statements, there are ThU.S.$ 251,396 (ThU.S.$ 125,391 as of December 31, 2022) of non-recoverable tax losses mainly from subsidiaries in USA and Netherlands. These companies in Uruguay have certain assets for which deferred tax assets have not been recognized, which total ThU.S.$ 40,059. The estimated recovery period exceeds the expiry date of such tax losses.

Deferred tax liabilities

The following table sets forth the deferred tax liabilities as of the dates indicated:

	12-31-2023	12-31-2022
Deferred tax liabilities	ThU.S.$	ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	1,394,892	1,415,173
Deferred tax liabilities relating to financial instruments	46,975	33,749
Deferred tax liabilities relating to biological assets	475,592	527,988
Deferred tax liabilities relating to inventory	57,619	56,531
Deferred tax liabilities relating to prepaid expenses	36,837	37,760
Deferred tax liabilities relating to intangible	10,420	10,173
Deferred tax liabilities relating to other taxable temporary differences	42,551	23,237
Total deferred tax liabilities	2,064,886	2,104,611
Offsetting presentation	(521,262)	(318,696)
Net effect	1,543,624	1,785,915

The effect of this period in current and deferred tax liabilities related to financial hedging instruments corresponds to a debit of ThU.S.$ 19,610 as of December 31, 2023 (credit of ThU.S.$ 50,587 as of December 31, 2022), which is presented net in reserves for cash flow hedges in the consolidated statement of changes in equity.

Reconciliation of deferred tax assets and liabilities

Deferred tax assets	Opening balance 01-01-2023 ThU.S.$	Deferred tax income (expenses) ThU.S.$	Deferred tax of items charged to equity ThU.S.$	Increase (decrease) business combination ThU.S.$	Decrease due to classification to held for sale ThU.S.$	Increase (decrease) net exchange differences ThU.S.$	Closing balance 12-31-2023 ThU.S.$
Deferred tax Assets relating to liabilities provisions	17,896	(3,993)	-	-	(280)	385	14,008
Deferred tax Assets relating to investments (*)	-	(57,110)	135,171	-	-	-	78,061
Deferred tax Assets relating to post-employment benefits	25,904	(924)	736	-	-	10	25,726
Deferred tax Assets relating to property, plant and equipment	45,919	34,370	-	-	-	121	80,410
Deferred tax Assets relating to impairment provision	13,517	(1,907)	-	-	-	709	12,319
Deferred tax Assets relating to financial instruments	53,347	15,191	17,397	-	(3,986)	586	82,535
Deferred tax Assets relating to tax loss carryforward	110,526	121,522	-	3,516	(3,387)	1,289	233,466
Deferred tax Assets relating to inventories	20,942	4,047	-	-	(50)	72	25,011
Deferred tax Assets relating to provisions for income	9,941	6,859	-	-	-	7	16,807
Deferred tax Assets relating to allowance for doubtful accounts	2,472	(90)	-	-	-	2	2,384
Deferred tax Assets relating to intangible revaluation	1,466	(1,055)	-	-	(457)	81	35
Deferred tax Assets relating to other deductible temporary differences	25,777	12,887	-	-	(239)	642	39,067
Total deferred tax assets	327,707	129,797	153,304	3,516	(8,399)	3,904	609,829
(*)
See explanatory text in note 22.

Deferred tax liabilities	Opening balance 01-01-2023 ThU.S.$	Deferred tax income ( expenses ) ThU.S.$	Deferred tax of items charged to equity ThU.S.$	Increase (decrease) business combination ThU.S.$	Decrease due to classification to held for sale ThU.S.$	Increase (decrease) net exchange differences ThU.S.$	Closing balance 12-31-2023 ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	1,415,173	(9,894)	-	-	(15,638)	5,251	1,394,892
Deferred tax liabilities relating to financial instruments	33,749	15,439	(2,213)	-	-	-	46,975
Deferred tax liabilities relating to biological assets	527,988	2,157	-	-	(60,167)	5,614	475,592
Deferred tax liabilities relating to inventory	56,531	1,059	-	-	-	29	57,619
Deferred tax liabilities relating to prepaid expenses	37,760	(891)	-	-	-	(32)	36,837
Deferred tax liabilities relating to intangible	10,173	(311)	-	-	-	558	10,420
Deferred tax liabilities relating to other taxable temporary differences	23,237	18,224	-	208	-	882	42,551
Total deferred tax liabilities	2,104,611	25,783	(2,213)	208	(75,805)	12,302	2,064,886

Deferred tax assets	Opening balance 01-01-2022 ThU.S.$	Deferred tax income (expenses) ThU.S.$	Deferred tax of items charged to equity ThU.S.$	Increase (decrease) net exchange differences ThU.S.$	Closing balance 12-31-2022 ThU.S.$
Deferred tax Assets relating to liabilities provisions	13,987	3,767	-	142	17,896
Deferred tax Assets relating to post-employment benefits	19,738	745	5,403	18	25,904
Deferred tax Assets relating to property, plant and equipment	32,480	13,439	-	-	45,919
Deferred tax Assets relating to impairment provision	8,564	4,664	-	289	13,517
Deferred tax Assets relating to financial instruments	108,910	(8,024)	(47,883)	344	53,347
Deferred tax Assets relating to tax loss carryforward	24,972	83,930	-	1,624	110,526
Deferred tax Assets relating to inventories	18,793	2,120	-	29	20,942
Deferred tax Assets relating to provisions for income	19,323	(9,408)	-	26	9,941
Deferred tax Assets relating to allowance for doubtful accounts	4,625	(2,155)	-	2	2,472
Deferred tax Assets relating to intangible revaluation	2,301	(1,013)	-	178	1,466
Deferred tax Assets relating to tax credits	8,996	(8,996)	-	-	-
Deferred tax Assets relating to other deductible temporary differences	24,328	647	-	802	25,777
Total deferred tax assets	287,017	79,716	(42,480)	3,454	327,707

Deferred tax liabilities	Opening balance 01-01-2022 ThU.S.$	Deferred tax income ( expenses ) ThU.S.$	Deferred tax of items charged to equity ThU.S.$	Increase (decrease) net exchange differences ThU.S.$	Closing balance 12-31-2022 ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	1,281,546	130,377	-	3,250	1,415,173
Deferred tax liabilities relating to financial instruments	25,334	5,712	2,704	(1)	33,749
Deferred tax liabilities relating to biological assets	605,166	(80,917)	-	3,739	527,988
Deferred tax liabilities relating to inventory	46,336	10,272	-	(77)	56,531
Deferred tax liabilities relating to prepaid expenses	38,088	(337)	-	9	37,760
Deferred tax liabilities relating to intangible	12,511	(2,648)	-	310	10,173
Deferred tax liabilities relating to other taxable temporary differences	18,204	4,520	-	513	23,237
Total deferred tax liabilities	2,027,185	66,979	2,704	7,743	2,104,611

Deferred tax assets	Opening balance 01-01-2021 ThU.S.$	Deferred tax income (expenses) ThU.S.$	Deferred tax of items charged to other comprehensive income ThU.S.$	Decrease through loss of control in subsidiary ThU.S.$	Increase ( d ecrease) net exchange differences ThU.S.$	Closing balance 12-31-2022 ThU.S.$
Deferred tax assets relating to provisions	5,042	745	-	-	(57)	5,730
Deferred tax assets relating to accrued liabilities	8,107	179	-	(24)	(5)	8,257
Deferred tax assets relating to post-employment benefits	22,026	(2,667)	438	(56)	(3)	19,738
Deferred tax assets relating to property, plant and equipment	24,397	8,083	-	-	-	32,480
Deferred tax assets relating to impairment provision	14,193	(5,193)	-	-	(436)	8,564
Deferred tax assets relating to financial instruments	79,765	(1,572)	31,062	-	(345)	108,910
Deferred tax assets relating to tax loss carryforward	126,405	(99,915)	-	(207)	(1,311)	24,972
Deferred tax assets relating to inventories	7,964	10,854	-	-	(25)	18,793
Deferred tax assets relating to provisions for income	7,905	11,427	-	-	(9)	19,323
Deferred tax assets relating to allowance for doubtful accounts	2,427	2,213	-	-	(15)	4,625
Deferred tax assets relating to intangible revaluation	3,713	(1,207)	-	-	(205)	2,301
Deferred tax assets relating to tax credits	20,898	(11,902)	-	-	-	8,996
Deferred tax assets relating to other deductible temporary differences	20,018	4,823	-	4	(517)	24,328
Total deferred tax assets	342,860	(84,132)	31,500	(283)	(2,928)	287,017

Deferred tax liabilities	Opening balance 01-01-2021 ThU.S.$	Deferred tax income ( expenses ) ThU.S.$	Deferred tax of items charged to other comprehensive income ThU.S.$	Decrease through loss of control in subsidiary ThU.S.$	Increase (decrease) net exchange differences ThU.S.$	Closing balance 12-31-2022 ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	1,020,282	264,397	-	(121)	(3,012)	1,281,546
Deferred tax liabilities relating to financial instruments	26,755	(2,030)	609	-	-	25,334
Deferred tax liabilities relating to biological assets	644,348	(31,706)	-	(2,946)	(4,530)	605,166
Deferred tax liabilities relating to inventory	32,567	15,131	-	(1,395)	33	46,336
Deferred tax liabilities relating to prepaid expenses	42,319	(4,227)	-	-	(4)	38,088
Deferred tax liabilities relating to intangible	14,826	(1,908)	-	-	(407)	12,511
Deferred tax liabilities relating to other taxable temporary differences	19,608	(1,173)	-	(179)	(52)	18,204
Total deferred tax liabilities	1,800,705	238,484	609	(4,641)	(7,972)	2,027,185

Temporary differences

The following tables summarize the deductible and taxable temporary differences:

Detail of classes of deferred tax temporary differences	12-31-2023		12-31-2022
	Deductible difference ThU.S.$	Taxable difference ThU.S.$	Deductible difference ThU.S.$	Taxable difference ThU.S.$
Deferred tax assets	376,363	-	217,181	-
Deferred tax assets - tax loss carryforward	233,466	-	110,526	-
Deferred tax liabilities	-	2,064,886	-	2,104,611
Total	609,829	2,064,886	327,707	2,104,611

Detail of temporary difference income and loss amounts	January – December
	2023 ThU.S.$	2022 ThU.S.$
Deferred tax assets	8,275	(4,214)
Deferred tax assets - tax loss carryforward	121,522	83,930
Deferred tax liabilities	(25,783)	(66,979)
Total	104,014	12,737

Income tax expense

Income tax expense consists of the following:

	January – December
Income tax composition	2023	2022	2021
	ThU.S.$	ThU.S.$	ThU.S.$
Current income tax expense	(122,530)	(350,143)	(254,186)
Tax benefit arising from tax credit used to reduce current tax expense	34,671	126,545	176,226
Prior period current income tax adjustments	(11,037)	4,716	(2,036)
Other current benefit tax (expenses)	22,175	64,024	(302)
Current tax expense, net	(76,721)	(154,858)	(80,298)

Deferred tax expense relating to origination and reversal of temporary differences	(17,508)	(71,193)	(222,701)
Tax benefit arising from tax credits used to reduce deferred tax expense	121,522	83,930	(99,915)
Total deferred tax benefit (expense), net	104,014	12,737	(322,616)
Total income tax benefit (expense)	27,293	(142,121)	(402,914)

The following table presents the current income tax expense detailed by foreign and domestic (Chile) companies at December 31, 2023, 2022 and 2021:

	January – December
	2023	2022	2021
	ThU.S.$	ThU.S.$	ThU.S.$
Foreign current income tax expense	(57,856)	(96,745)	(113,821)
Domestic current income tax expense	(18,865)	(58,113)	33,523
Total current income tax expense	(76,721)	(154,858)	(80,298)

Foreign deferred tax benefit (expense)	(28,941)	64,462	(59,995)
Domestic deferred tax benefit (expense)	132,955	(51,725)	(262,621)
Total deferred tax benefit (expense)	104,014	12,737	(322,616)

Total income tax benefit (expense)	27,293	(142,121)	(402,914)

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.

The reconciliation of income tax expense is as follows:

	January – December
Reconciliation of income tax from statutory rate to effective tax rate	2023 ThU.S.$	2022 ThU.S.$	2021 ThU.S.$
Statutory domestic (Chile) income tax rate	27%	27%	27%
Tax expense at statutory tax rate	104,171	(228,514)	(387,319)
Tax effect of foreign tax rates	2,418	8,853	(9,984)
Tax effect of income exempt from taxation	85,540	80,229	62,879
Tax effect of not deductible expenses	(61,380)	(40,149)	(29,050)
Tax rate effect of previously unrecognized tax loss	-	81	-
Tax effect of a new evaluation of deferred tax assets (**)	(79,121)	1,557	13,345
Tax effect of change in tax rates	-	-	(46,215)
Tax effect of tax provided in excess in prior periods	(11,037)	4,716	(2,036)
Other tax rate effects (*)	(13,298)	31,106	(4,534)
Total adjustments to tax expense at applicable tax rate	(76,878)	86,393	(15,595)
Tax benefit (expense) at effective tax rate	27,293	(142,121)	(402,914)
(*) This line includes mainly the tax effect generated by exchange differences on translation of tax bases.
(**) The amount of 2023, corresponds mainly to deferred tax associated with the future sale of net assets of the subsidiaries and associate in Brazil (see note 22).

Arauco has evaluated the potential impact derived from the implementation of the so-called “GloBE or Pillar 2 Rules”, whereby multinational groups are required to pay a minimum effective tax rate of 15%.

To date, this regulation has not been adopted in Chile (the jurisdiction where Arauco’s parent company is based), but it has been adopted in other jurisdictions where Arauco operates, making it necessary to estimate the prospective impact of its application following its entry into force (January 1, 2024). We note that, at the closing of these financial statements, the group does not present current tax expenses (income) related to Pillar 2 income tax, since the aforementioned legislation will take effect from subsequent fiscal years. Arauco applies the exception to recognize and disclose information on deferred tax assets and liabilities related to Pillar 2 income taxes, as provided in the amendments to IAS 12 issued in May 2023.

In view of the fact that Arauco has subsidiaries in the United Kingdom and the Netherlands, jurisdictions where the relevant legislation has already been enacted, estimates have been made to determine the potential impacts on the taxes to be paid by Arauco starting in 2024. As of the date of these financial statements, it is estimated that this legislation will have no impact whatsoever, or that this will not be material. However, due to the complexity of this new legislation, it is possible that there are certain implications that have not yet been foreseen.

Current tax assets and liabilities

The current tax assets and liabilities balances are as follow:

Current tax assets	12-31-2023	12-31-2022
	ThU.S.$	ThU.S.$
Monthly Provisional Payments	18,065	21,974
Income tax receivable	91,027	181,705
Provision tax income	(35,886)	(25,341)
Other tax receivables	45,825	25,384
Total	119,031	203,722

Current tax liabilities	12-31-2023	12-31-2022
	ThU.S.$	ThU.S.$
Provision tax income (First category)	45,703	256,164
Monthly Provisional Payments and other tax receivables	(31,154)	(231,846)
Other tax payables	(1,231)	2,551
Total	13,318	26,869

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

	12-31-2023	12-31-2022
	ThU.S.$	ThU.S.$
Property, plant and equipment, net
Construction work in progress	611,424	3,592,689
Land	882,222	893,237
Buildings	3,774,756	2,085,868
Plant and equipment	4,074,957	2,760,925
Information technology equipment	42,659	22,642
Fixtures and fittings	12,795	11,017
Motor vehicles	50,678	45,927
Other property, plant and equipment	157,625	130,030
Total net	9,607,116	9,542,335

Property, plant and equipment, gross
Construction work in progress	611,424	3,592,689
Land	882,222	893,237
Buildings	6,425,405	4,510,660
Plant and equipment	8,947,315	7,220,981
Information technology equipment	136,672	108,645
Fixtures and fittings	54,560	49,861
Motor vehicles	108,528	98,126
Other property, plant and equipment	175,501	147,277
Total gross	17,341,627	16,621,476

Accumulated depreciation and impairment
Buildings	(2,650,649)	(2,424,792)
Plant and equipment	(4,872,358)	(4,460,056)
Information technology equipment	(94,013)	(86,003)
Fixtures and fittings	(41,765)	(38,844)
Motor vehicles	(57,850)	(52,199)
Other property, plant and equipment	(17,876)	(17,247)
Total	(7,734,511)	(7,079,141)

Description of property, plant and equipment pledged as security for liabilities

As of December 31, 2023, there are no significant assets pledged as collateral to be disclosed in these consolidated financial statements.

Disbursements commitments for the acquisition of property, plant and equipment and disbursements for property, plant and equipment under construction.

	12-31-2023	12-31-2022
	ThU.S.$	ThU.S.$
Amount committed for the acquisition of property, plant and equipment	239,815	363,504

Reconciliation of property, plant and equipment

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment as of
December 31, 2023 and 2022
:

Reconciliation of property, plant and equipment	Construction work in progress	Land	Buildings	Plant and equipment	IT equipment	Fixtures and fittings	Motor vehicles	Other property, plant and equipment	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2023	3,592,689	893,237	2,085,868	2,760,925	22,642	11,017	45,927	130,030	9,542,335
Changes
Additions	686,387	20,611	41,435	63,303	1,135	329	5,379	26,784	845,363
Business combination	-	-	19	428	-	13	2	227	689
Disposals	(242)	(2,348)	(1,669)	(7,087)	(839)	(5)	(107)	-	(12,297)
Withdrawals	(1,659)	(266)	(1,533)	(11,957)	(14)	(14)	(24)	-	(15,467)
Depreciation	-	-	(218,546)	(394,057)	(8,954)	(3,425)	(8,852)	(1,430)	(635,264)
Impairment loss recognized in profit or loss	-	-	(20,883)	(48,527)	(322)	(14)	(5)	-	(69,751)
Increase (decrease) through net exchange differences	2,717	9,635	14,069	41,432	177	46	1,441	1,200	70,717
Reclassification of assets held for sale	(2,524)	(38,647)	(5,384)	(17,628)	(326)	(67)	(4,388)	-	(68,964)
Transfers from construction in progress closed and reclassifications	(3,665,944)	-	1,881,380	1,717,243	29,160	4,915	32,432	814	-
Reclassification from lease to property, plant and equipment	-	-	-	455	-	-	-	-	455
Decrease through transfers of leasing assets	-	-	-	(29,573)	-	-	(21,127)	-	(50,700)
Total changes	(2,981,265)	(11,015)	1,688,888	1,314,032	20,017	1,778	4,751	27,595	64,781
Closing balance 12-31-2023	611,424	882,222	3,774,756	4,074,957	42,659	12,795	50,678	157,625	9,607,116

Reconciliation of property, plant and equipment	Construction work in progress	Land	Buildings	Plant and equipment	IT Equipment	Fixtures and fittings	Motor vehicles	Other property, plant and equipment	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2022	2,822,874	888,465	2,165,318	2,915,611	23,516	13,563	13,678	112,641	8,955,666
Changes
Additions	1,076,619	2,003	13,230	26,102	815	808	462	18,115	1,138,154
Disposals	(18)	(9,747)	(1,571)	(2,788)	(221)	(273)	(62)	(17)	(14,697)
Withdrawals	(2,573)	(391)	(569)	(5,319)	(286)	(15)	(80)	(351)	(9,584)
Depreciation	-	-	(132,521)	(305,572)	(6,326)	(3,071)	(4,477)	(1,144)	(453,111)
Impairment loss recognized in profit or loss	-	-	(25,611)	(118,026)	4	(521)	-	-	(144,154)
Increase (decrease) through net exchange differences	53	11,769	10,308	36,234	143	82	503	646	59,738
Reclassification of assets held for sale	-	347	68	(437)	-	-	-	-	(22)
Increase (decrease) through transfers from construction in progress	(304,266)	791	57,216	210,682	4,997	444	29,996	140	-
Reclassification from lease to property, plant and equipment	-	-	-	4,438	-	-	5,907	-	10,345
Total changes	769,815	4,772	(79,450)	(154,686)	(874)	(2,546)	32,249	17,389	586,669
Closing balance 12-31-2022	3,592,689	893,237	2,085,868	2,760,925	22,642	11,017	45,927	130,030	9,542,335

The depreciation expense for the period ending December 31, 2023, 2022 and 2021 is as follows:

	January-December
	2023	2022	2021
Depreciation for the year	ThU.S.$	ThU.S.$	ThU.S.$
Cost of sales	535,244	408,248	401,672
Administrative expenses	29,009	18,413	19,228
Other expenses	46,122	15,009	681
Total	610,375	441,670	421,581

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
5
.

Lease liabilities and their maturity are presented in Notes 11 and 23.

Right of use assets

	12-31-2023	12-31-2022
	ThU.S.$	ThU.S.$
Property, plant and equipment by right of use, net
Land	460,386	195,290
Buildings	16,412	16,731
Plant and equipment	60,993	66,709
Information technology equipment	186	157
Motor vehicles	50,869	24,437
Other property, plant and equipment	11,515	3,163
Total net	600,361	306,487
Property, plant and equipment by right of use, gross
Land	493,297	230,231
Buildings	35,183	32,610
Plant and equipment	85,252	86,870
Information technology equipment	412	630
Motor vehicles	223,708	175,261
Other property, plant and equipment	12,666	3,723
Total gross	850,518	529,325
Accumulated depreciation and impairment by right of use
Land	(32,911)	(34,941)
Buildings	(18,771)	(15,879)
Plant and equipment	(24,259)	(20,161)
Information technology equipment	(226)	(473)
Motor vehicles	(172,839)	(150,824)
Other property, plant and equipment	(1,151)	(560)
Total	(250,157)	(222,838)

Reconciliation of property, plant and equipment by right of use

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment by right of use as of
December 31, 2023 and 2022
:

Reconciliation of property, plant and equipment by right	Land	Buildings	Plant and equipment	IT equipment	Motor vehicles	Other property, plant and equipment	Total
of use	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2023	195,290	16,731	66,709	157	24,437	3,163	306,487
Changes
Additions	307,524	5,196	31	186	53,171	10,151	376,259
Business combination	-	231	-	-	-	-	231
Withdrawals	(14,191)	(23)	(242)	(21)	(1,381)	(626)	(16,484)
Depreciation (1)	(23,759)	(5,666)	(5,526)	(147)	(25,978)	(797)	(61,873)
Increase (decrease) through net exchange differences	12,816	(29)	21	9	99	-	12,916
Reclassification from lease to Property, plant and equipment	-	-	-	-	-	(455)	(455)
Increase (decrease) through others	14	(28)	-	2	521	79	588
Reclassification of assets held for sale	(17,308)	-	-	-	-	-	(17,308)
Total changes	265,096	(319)	(5,716)	29	26,432	8,352	293,874
Closing balance 12-31-2023	460,386	16,412	60,993	186	50,869	11,515	600,361

(1)	The amount of depreciation related to land leased for plantations is reclassified to biological assets to form part of the formation costs.

Reconciliation of property, plant and equipment by right of use	Land ThU.S.$	Buildings ThU.S.$	Plant and equipment ThU.S.$	IT equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other property, plant and equipment ThU.S.$	Total ThU.S.$
Opening balance 01-01-2022	72,384	20,682	17,198	224	218	55,093	14,307	180,106
Changes
Additions	135,407	2,531	56,720	148	-	7,827	305	202,938
Withdrawals	-	(1,101)	(15)	-	(203)	(4)	-	(1,323)
Depreciation (1)	(12,660)	(5,400)	(7,174)	(229)	(15)	(38,596)	(1,334)	(65,408)
Increase (decrease) through net exchange differences	159	22	8	14	-	117	-	320
Reclassification from lease to Property, plant and equipment	-	-	-	-	-	-	(10,346)	(10,346)
Increase (decrease) through others	-	(3)	(28)	-	-	-	231	200
Total changes	122,906	(3,951)	49,511	(67)	(218)	(30,656)	(11,144)	126,381
Closing balance 12-31-2022	195,290	16,731	66,709	157	-	24,437	3,163	306,487

(1)	The amount of depreciation related to land leased for plantations is reclassified to biological assets to form part of the formation costs.

The depreciation expense for the period ending December 31, 2023 and 2022 recognized in property, plant and equipment by right of use is as follows:

	January - December
	2023	2022	2021
Depreciation for the period	ThU.S.$	ThU.S.$	ThU.S.$
Cost of sales	28,082	40,539	43,284
Distribution costs	1,184	2,975	2,291
Administrative expenses	7,361	7,103	7,061
Total	36,627	50,617	52,636

Additionally, Arauco has recognized directly in the consolidated statement of profit or loss, the following leases excluded from right of use assets:

	January – December
	2023	2022	2021
	ThU.S.$	ThU.S.$	ThU.S.$
Expenses from payments of variable leases	205,083	208,812	141,775
Expenses from low value leases	3,899	6,696	3,051
Expenses from short-term leases	34,574	34,857	21,993
Total	243,556	250,365	166,819

Arauco acting as lessor
Reconciliation of financial lease minimum payments:

	12-31-2023
	Gross	Interest	Present value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	16,314	-	16,314
Between one and six years	69,226	4,615	64,611
More than six years	-	-	-
Total	85,540	4,615	80,925

	12-31-2022
	Gross	Interest	Present value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	5,067	-	5,067
Between one and six years	25,750	1,882	23,868
More than six years	-	-	-
Total	30,817	1,882	28,935

Financial lease receivables are presented in the consolidated statements of financial position in line items “Trade and other current receivable” and “Trade and other non-current receivable” depending on their maturities stated above.

Arauco accounts for its lease contracts as financial leases. These lease contracts are for a term of less than six years at market interest rates and leased assets are forestry machinery and equipment. They also include an early termination option, under general and special conditions stipulated in each contract.

Arauco holds leases as lessee and lessor, described in the previous tables, for which there are no impairment contingent payments or restrictions to report.

NOTE 9. REVENUE

	January – December
	2023	2022	2021
Classes of revenue	ThU.S.$	ThU.S.$	ThU.S.$
Revenue from sales of goods	5,869,341	6,997,617	6,251,442
Revenue from rendering of services	142,478	104,453	98,319
Total	6,011,819	7,102,070	6,349,761
The reportable segments revenues by business area and by geographical area are presented in Note 24.

NOTE 10. EMPLOYEE BENEFITS

Classes of benefits and expenses by employee

	2023	2022	2021
	ThU.S.$	ThU.S.$	ThU.S.$
Employee expenses	747,288	718,990	670,616
Wages and salaries	717,548	697,833	651,371
Severance indemnities	29,740	21,157	19,245

	2023	2022	2021
Discount rate	3.23%	3.02%	2.56%
Inflation	3.20%	3.20%	3.20%
Annual rate of wage growth	5.22%	5.22%	5.22%
Mortality rate	RV-2014	RV-2014	RV-2014

Sensitivities to assumptions	2023 ThU.S.$

Discount rate
Increase in 100 bps	(6,203)
Decrease in 100 bps	7,114

Wage growth rates
Increase in 100 bps	6,177
Decrease in 100 bps	(5,459)

The following tables set forth the balances and the reconciliation of the present value of severance indemnities obligations as of December 31, 2023 and 2022:

	12-31-2023	12-31-2022
	ThU.S.$	ThU.S.$
Current	7,863	7,571
Non-current	86,462	87,689
Total	94,325	95,260

Reconciliation of the present value of severance indemnities obligations	12-31-2023	12-31-2022
	ThU.S.$	ThU.S.$
Opening balance	95,260	72,560
Current service cost	9,833	6,832
Interest cost	4,737	3,673
(Gains) losses from changes in actuarial assumptions	131	727
Actuarial gains and losses arising from experience	2,595	19,285
Benefits paid	(16,197)	(7,561)
Increase (decrease) for foreign currency exchange rates changes	(2,034)	(256)
Closing balance	94,325	95,260

The average staffing as of December 31, 2023 was 18,636 people.

NOTE 11. BALANCES IN FOREIGN CURRENCY AND FOREIGN CURRENCY EXCHANGE RATE IMPACT IN PROFIT OR LOSS.

December 31, 2023	U.S dollar	Euros	Brazilian real	Argentine pesos	Mexican pesos	Other currencies	Chilean pesos	U.F.	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Assets
Current assets
Cash and cash equivalents	310,108	6,532	30,402	58,592	26,439	3,149	134,786	-	570,008
Other current financial assets	20,303	-	-	25,301	-	-	-	-	45,604
Other current non-financial assets	61,669	569	31,594	2,945	2,975	8,671	131,831	-	240,254
Trade and other current receivables	711,883	30,330	67,137	19,916	34,234	640	115,907	17,855	997,902
Accounts receivable due from related companies	14	-	-	174	-	-	2,428	-	2,616
Current Inventories	1,234,477	-	117,927	-	46,389	-	1,053	-	1,399,846
Current biological assets	298,703	-	72,254	-	-	-	-	-	370,957
Current tax assets	103,781	-	3,716	-	9,007	1,388	1,139	-	119,031
Non-current assets or disposal groups classified as held for sale	2,740,938	37,431	323,030	106,928	119,044	13,848	387,144	17,855	3,746,218
Non-current assets or disposal groups classified as held for sale	107	-	429,197	-	56	-	-	-	429,360
Total current assets	2,741,045	37,431	752,227	106,928	119,100	13,848	387,144	17,855	4,175,578

Non-current assets
Other non-current financial assets	33,512	-	-	-	-	-	-	-	33,512
Other non-current non-financial assets	71,784	-	28,415	4,965	620	8	382	-	106,174
Trade and other non-current receivables	13,613	-	21,614	-	-	-	1,889	64,385	101,501
Investments accounted for using equity method	137,746	215,322	34,557	-	-	-	35,986	-	423,611
Intangible assets other than goodwill	62,868	-	3,352	-	211	-	-	-	66,431
Goodwill	41,458	-	14,433	-	-	-	-	-	55,891
Property, plant and equipment	9,037,099	-	406,713	-	162,067	-	1,237	-	9,607,116
Right of use assets	203,637	-	395,560	-	1,164	-	-	-	600,361
Non-current biological assets	2,496,739	-	154,883	-	-	-	-	-	2,651,622
Deferred tax assets	81,309	-	6,947	-	311	-	-	-	88,567
Total non-current assets	12,179,765	215,322	1,066,474	4,965	164,373	8	39,494	64,385	13,734,786

Total assets	14,920,810	252,753	1,818,701	111,893	283,473	13,856	426,638	82,240	17,910,364

December 31, 2023	U.S dollar	Euros	Brazilian real	Argentine pesos	Mexican pesos	Other currencies	Chilean pesos	U.F.	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Liabilities
Current liabilities
Other current financial liabilities	935,282	72,415	19,143	496	-	-	-	55,189	1,082,525
Current lease liabilities	11,215	95	17,487	-	1,879	66	11,107	5,393	47,242
Trade and other current payables	150,867	18,933	88,484	46,403	18,336	14,609	381,289	41,534	760,455
Accounts payable to related companies	-	-	-	-	-	-	6,958	-	6,958
Other short-term provisions	2,542	-	-	-	-	-	18	1,345	3,905
Current tax liabilities	13,313	-	5	-	-	-	-	-	13,318
Current provisions for employee benefits	-	-	-	-	-	-	7,863	-	7,863
Other current non-financial liabilities	6,868	61	25,086	3,014	7,827	1	7,291	-	50,148
Current liabilities other than liabilities included in disposal groups classified as held for sale	1,120,087	91,504	150,205	49,913	28,042	14,676	414,526	103,461	1,972,414
Liabilities included in disposal groups classified as held for sale	-	-	99,328	-	-	-	-	-	99,328
Total liabilities, current	1,120,087	91,504	249,533	49,913	28,042	14,676	414,526	103,461	2,071,742

Non-current liabilities
Other non-current financial liabilities	3,453,766	342,013	186,687	-	-	-	-	1,539,102	5,521,568
Non-current lease liabilities	114,984	55	346,524	-	1,661	130	22,382	26,404	512,140
Other non-current payables	22,814	-	9,714	-	-	-	18,049	-	50,577
Non-current accounts payable to related companies	15,400	-	-	-	-	-	7,581	-	22,981
Other long-term provisions	-	-	3,299	25,352	-	-	-	-	28,651
Deferred tax liabilities	1,289,086	-	29,744	-	7,193	-	217,601	-	1,543,624
Non-current provisions for employee benefits	-	-	-	-	1,209	-	85,253	-	86,462
Other non-current non-financial liabilities	-	-	63,574	6	-	-	10	-	63,590
Total non-current liabilities	4,896,050	342,068	639,542	25,358	10,063	130	350,876	1,565,506	7,829,593

Total liabilities	6,016,137	433,572	889,075	75,271	38,105	14,806	765,402	1,668,967	9,901,335

December 31, 2022	U.S. dollar	Euros	Brazilian real	Argentine pesos	Mexican pesos	Other currencies	Chilean pesos	U.F.	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Assets
Current assets
Cash and cash equivalents	395,254	4,884	103,829	97,859	28,564	26,793	10,024	-	667,207
Other current financial assets	15,350	-	-	-	-	-	-	-	15,350
Other current non-financial assets	74,898	115	17,745	5,333	2,979	7,406	97,583	-	206,059
Trade and other current receivables	614,204	36,425	50,646	33,287	33,089	1,972	97,616	6,056	873,295
Accounts receivable due from related companies	-	-	-	4,713	-	-	2,850	-	7,563
Current Inventories	1,298,649	-	130,707	-	39,353	-	1,302	-	1,470,011
Current biological assets	264,858	-	65,577	-	-	-	-	-	330,435
Current tax assets	174,287	-	8,333	10,296	9,495	1,137	174	-	203,722
Non-current assets or disposal groups classified as held for sale	2,837,500	41,424	376,837	151,488	113,480	37,308	209,549	6,056	3,773,642
Non-current assets or disposal groups classified as held for sale	1,215	-	15	-	49	-	-	-	1,279
Total current assets	2,838,715	41,424	376,852	151,488	113,529	37,308	209,549	6,056	3,774,921

Non-current assets
Other non-current financial assets	63,321	-	-	-	-	-	-	-	63,321
Other non-current non-financial assets	2,980	-	16,022	97	742	8	72,665	-	92,514
Trade and other non-current receivables	5,880	-	-	-	-	-	3,434	23,360	32,674
Investments accounted for using equity method	87,826	203,443	36,489	-	-	-	37,913	-	365,671
Intangible assets other than goodwill	71,141	-	1,940	-	358	-	-	-	73,439
Goodwill	41,408	-	13,392	-	-	-	-	-	54,800
Property, plant and equipment	9,024,490	-	389,522	-	127,120	-	1,203	-	9,542,335
Right of use assets	161,087	-	144,626	-	774	-	-	-	306,487
Non-current biological assets	2,549,796	-	315,139	-	-	-	-	-	2,864,935
Deferred tax assets	5,035	-	3,500	-	476	-	-	-	9,011
Total non-current assets	12,012,964	203,443	920,630	97	129,470	8	115,215	23,360	13,405,187

Total assets	14,851,679	244,867	1,297,482	151,585	242,999	37,316	324,764	29,416	17,180,108

December 31, 2022	U.S. dollar	Euros	Brazilian real	Argentine pesos	Mexican pesos	Other currencies	Chilean pesos	U.F.	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Liabilities
Current liabilities
Other current financial liabilities	252,091	69,139	2,810	17	-	-	-	51,394	375,451
Current lease liabilities	10,636	91	10,063	-	1,579	23	10,716	3,676	36,784
Trade and other current payables	234,226	23,277	82,988	54,078	16,791	10,476	351,646	39,356	812,838
Accounts payable to related companies	202	-	-	-	-	-	14,078	-	14,280
Other short-term provisions	7,934	-	264	-	-	-	-	1,315	9,513
Current tax liabilities	19,482	5,123	1,512	-	752	-	-	-	26,869
Current provisions for employee benefits	-	-	-	-	-	-	7,571	-	7,571
Other current non-financial liabilities	192,359	51	33,011	5,120	4,828	16	7,593	-	242,978
Total current liabilities	716,930	97,681	130,648	59,215	23,950	10,515	391,604	95,741	1,526,284

Non-current liabilities
Other non-current financial liabilities	3,637,416	386,186	67,080	-	-	-	-	1,064,689	5,155,371
Non-current lease liabilities	120,656	110	91,206	-	1,659	-	549	13,260	227,440
Other non-current payables	-	-	2,462	-	-	-	17,654	-	20,116
Non-current accounts payable to related companies	-	-	-	-	-	-	6,731	-	6,731
Other long-term provisions	1,677	-	12,512	26,517	-	-	-	-	40,706
Deferred tax liabilities	1,681,957	-	97,822	-	6,136	-	-	-	1,785,915
Non-current provisions for employee benefits	-	-	-	-	957	-	86,732	-	87,689
Other non-current non-financial liabilities	-	-	69,849	10	-	-	13	-	69,872
Total non-current liabilities	5,441,706	386,296	340,931	26,527	8,752	-	111,679	1,077,949	7,393,840

Total liabilities	6,158,636	483,977	471,579	85,742	32,702	10,515	503,283	1,173,690	8,920,124

F-47

	12-31-2023			12-31-2022
	Up to 90 days ThU.S.$	From 91 days to 1 year ThU.S.$	Total ThU.S.$	Up to 90 days ThU.S.$	From 91 days to 1 year ThU.S.$	Total ThU.S.$
Total current liabilities	1,030,309	1,041,433	2,071,742	1,241,515	284,769	1,526,284

Other current financial liabilities	124,220	958,305	1,082,525	141,110	234,341	375,451
U.S. dollar	116,665	818,617	935,282	138,283	113,808	252,091
Euros	-	72,415	72,415	-	69,139	69,139
Brazilian real	7,059	12,084	19,143	2,810	-	2,810
Argentine pesos	496	-	496	17	-	17
U.F.	-	55,189	55,189	-	51,394	51,394

Bank borrowings	86,243	388,779	475,022	109,889	167,905	277,794
U.S. dollar	79,184	304,280	383,464	107,079	98,766	205,845
Euros	-	72,415	72,415	-	69,139	69,139
Brazilian real	7,059	12,084	19,143	2,810	-	2,810

Other borrowings	37,977	569,526	607,503	31,221	66,436	97,657
U.S. dollar	37,481	514,337	551,818	31,204	15,042	46,246
Argentine pesos	496	-	496	17	-	17
U.F.	-	55,189	55,189	-	51,394	51,394

Current lease liabilities	16,911	30,331	47,242	11,339	25,445	36,784
U.S. dollar	3,184	8,031	11,215	2,799	7,837	10,636
Euros	24	71	95	24	67	91
Brazilian real	8,848	8,639	17,487	2,240	7,823	10,063
Mexican pesos	458	1,421	1,879	457	1,122	1,579
Other currencies	16	50	66	2	21	23
Chilean pesos	2,648	8,459	11,107	4,264	6,452	10,716
U.F.	1,733	3,660	5,393	1,553	2,123	3,676

Trade and other current payables	744,010	16,445	760,455	795,533	17,305	812,838
U.S. dollar	150,702	165	150,867	233,932	294	234,226
Euros	18,933	-	18,933	23,271	6	23,277
Brazilian real	72,204	16,280	88,484	66,586	16,402	82,988
Argentine pesos	46,403	-	46,403	54,078	-	54,078
Mexican pesos	18,336	-	18,336	16,188	603	16,791
Other currencies	14,609	-	14,609	10,476	-	10,476
Chilean pesos	381,289	-	381,289	351,646	-	351,646
U.F.	41,534	-	41,534	39,356	-	39,356

Accounts payable to related companies	6,958	-	6,958	14,280	-	14,280
U.S. dollar	-	-	-	202	-	202
Chilean pesos	6,958	-	6,958	14,078	-	14,078

Other short-term provisions	3,905	-	3,905	8,198	1,315	9,513
U.S. dollar	2,542	-	2,542	7,934	-	7,934
Brazilian real	-	-	-	264	-	264
Chilean pesos	18	-	18	-	-	-
U.F.	1,345	-	1,345	-	1,315	1,315

Current tax liabilities	1,567	11,751	13,318	24,251	2,618	26,869
U.S. dollar	1,562	11,751	13,313	16,864	2,618	19,482
Euros	-	-	-	5,123	-	5,123
Brazilian real	5	-	5	1,512	-	1,512
Mexican pesos	-	-	-	752	-	752

Current provisions for employee benefits	7,863	-	7,863	6,706	865	7,571
Chilean pesos	7,863	-	7,863	6,706	865	7,571

Other current non-financial liabilities	25,547	24,601	50,148	240,098	2,880	242,978
U.S. dollar	6,868	-	6,868	192,359	-	192,359
Euros	61	-	61	51	-	51
Brazilian real	2,935	22,151	25,086	33,011	-	33,011
Argentine pesos	3,014	-	3,014	5,120	-	5,120
Mexican pesos	7,827	-	7,827	4,828	-	4,828
Other currencies	1	-	1	16	-	16
Chilean pesos	4,841	2,450	7,291	4,713	2,880	7,593

Liabilities included in disposal groups classified as held for sale	99,328	-	99,328	-	-	-
Brazilian real	99,328	-	99,328	-	-	-

F-48

	12-31-2023				12-31-2022
	From 13 months to 3 years ThU.S.$	From 3 years to 5 years ThU.S.$	More than 5 years ThU.S.$	Total ThU.S.$	From 13 months to 3 years ThU.S.$	From 3 years to 5 years ThU.S.$	More than 5 years ThU.S.$	Total ThU.S.$
Total non-current liabilities	2,434,678	1,034,845	4,360,070	7,829,593	2,392,390	1,104,841	3,896,609	7,393,840

Other non-current financial liabilities	1,181,498	877,395	3,462,675	5,521,568	1,028,450	947,217	3,179,704	5,155,371
U.S. dollar	594,470	494,363	2,364,933	3,453,766	782,284	492,898	2,362,234	3,637,416
Euros	134,999	138,032	68,982	342,013	126,793	129,736	129,657	386,186
Brazilian real	155,703	30,984	-	186,687	31,943	35,137	-	67,080
U.F.	296,326	214,016	1,028,760	1,539,102	87,430	289,446	687,813	1,064,689

Bank borrowings	786,031	169,016	68,982	1,024,029	368,353	164,873	129,657	662,883
U.S. dollar	495,329	-	-	495,329	209,617	-	-	209,617
Euros	134,999	138,032	68,982	342,013	126,793	129,736	129,657	386,186
Brazilian real	155,703	30,984	-	186,687	31,943	35,137	-	67,080

Other borrowings	395,467	708,379	3,393,693	4,497,539	660,097	782,344	3,050,047	4,492,488
U.S. dollar	99,141	494,363	2,364,933	2,958,437	572,667	492,898	2,362,234	3,427,799
U.F.	296,326	214,016	1,028,760	1,539,102	87,430	289,446	687,813	1,064,689

Non-current lease liabilities	70,451	58,933	382,756	512,140	45,904	38,906	142,630	227,440
U.S. dollar	21,617	16,715	76,652	114,984	21,562	17,653	81,441	120,656
Euros	48	7	-	55	109	1	-	110
Brazilian real	20,403	26,754	299,367	346,524	17,335	16,375	57,496	91,206
Mexican pesos	1,386	275	-	1,661	1,646	13	-	1,659
Other currencies	96	34	-	130	-	-	-	-
Chilean pesos	15,933	4,661	1,788	22,382	197	352	-	549
U.F.	10,968	10,487	4,949	26,404	5,055	4,512	3,693	13,260

Non-current payable	27,763	-	22,814	50,577	2,462	-	17,654	20,116
U.S. dollar	-	-	22,814	22,814	-	-	-	-
Brazilian real	9,714	-	-	9,714	2,462	-	-	2,462
Chilean pesos	18,049	-	-	18,049	-	-	17,654	17,654

Non- current accounts payable to related companies	-	7,581	15,400	22,981	3,283	-	3,448	6,731
U.S. dollar	-	-	15,400	15,400	-	-	-	-
Chilean pesos	-	7,581	-	7,581	3,283	-	3,448	6,731

Other long-term provisions	28,543	108	-	28,651	40,706	-	-	40,706
U.S. dollar	-	-	-	-	1,677	-	-	1,677
Brazilian real	3,191	108	-	3,299	12,512	-	-	12,512
Argentine pesos	25,352	-	-	25,352	26,517	-	-	26,517

Deferred tax liabilities	985,219	82,142	476,263	1,543,624	1,152,877	94,256	538,782	1,785,915
U.S. dollar	758,669	81,004	449,413	1,289,086	1,088,336	92,026	501,595	1,681,957
Brazilian real	1,756	1,138	26,850	29,744	58,405	2,230	37,187	97,822
Mexican pesos	7,193	-	-	7,193	6,136	-	-	6,136
Chilean pesos	217,601	-	-	217,601	-	-	-	-

Non-current provisions for employee benefits	86,462	-	-	86,462	77,746	9,943	-	87,689
Mexican pesos	1,209	-	-	1,209	957	-	-	957
Chilean pesos	85,253	-	-	85,253	76,789	9,943	-	86,732

Other non-current non-financial liabilities	54,742	8,686	162	63,590	40,962	14,519	14,391	69,872
Brazilian real	54,726	8,686	162	63,574	40,939	14,519	14,391	69,849
Argentine pesos	6	-	-	6	10	-	-	10
Chilean pesos	10	-	-	10	13	-	-	13

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. dollar as follows:

Subsidiary	Country	Functional currency
Arauco Canada Ltd.	Canada	Canadian dollar
Arauco Celulose do Brasil	Brazil	Brazilian real
Arauco do Brasil S.A.	Brazil	Brazilian real
Arauco Florestal Arapoti S.A.	Brazil	Brazilian real
Arauco Forest Brasil S.A.	Brazil	Brazilian real
Arauco Industria de Mexico, S.A. de C.V.	Mexico	Mexican pesos
Arauco Industria de Paineis S.A.	Brazil	Brazilian real
Arauco MS Participações S.A.	Brazil	Brazilian real
Arauco Participações Florestais Ltda.	Brazil	Brazilian real
Araucomex Servicios, S.A. de C.V.	Mexico	Mexican pesos
Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean pesos
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian real
E2E SpA.	Chile	Chilean pesos
Leasing Forestal S.A.	Argentina	Argentine pesos
Lemu Earth SpA.	Chile	Chilean pesos
Mahal Empreendimentos e Participações S.A.	Brazil	Brazilian real
Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian real
Tecverde Engenharia S.A.	Brazil	Brazilian real

The table below shows a detail per company of the effect in the period of the reserve of exchange differences on translation:

	January - December
	2023	2022	2021
	ThU.S.$	ThU.S.$	ThU.S.$
Agrícola el Paque SpA.	(950)	-	-
Arauco Canada Ltd.	8,210	(16,249)	357
Arauco do Brasil S.A.	36,141	55,101	(25,371)
Arauco Florestal Arapoti S.A. (*)	42,281	4,582	(4,843)
Arauco Forest Brasil S.A. (*)	124,804	17,585	(21,990)
Arauco Industria México S.A. de C.V.	37,086	12,057	(3,008)
E2E SpA.	1,781	-	-
Sonae Arauco S.A.	7,197	(11,508)	(16,092)
Others	(98)	(3,702)	(2,928)
Total reserve of exchange differences on translation	256,452	57,866	(73,875)
(*) 2023 includes ThU.S.$ 135,171 of deferred taxes on investments in foreign subsidiaries and associate

classified as held for sale (see Note 22).

Effect of foreign exchange rates changes

	January - December
	2023	2022	2021
	ThU.S.$	ThU.S.$	ThU.S.$
Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	(35,419)	(18,436)	9,022
Reserve of exchange differences on translation (with non-controlling interests)	121,470	57,867	(80,965)

NOTE 12. BORROWING COSTS

Arauco capitalizes interest at effective rate on current investment projects.

During 2023, Arauco only capitalized financial interest related to minor projects.

Until 2022, Arauco capitalized financial interest related to the modernization and expansion of Planta Arauco (MAPA) in Chile.

	January - December
	2023	2022
	ThU.S.$	ThU.S.$
Interest cost capitalized, property, plant and equipment
Capitalization rate of interest cost capitalized, property, plant and equipment	4.87%	4.33%
Amount of the interest cost capitalized, property, plant and equipment	248	103,629

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

As of the date of these consolidated financial statements, there were neither provisions for accounts of doubtful collection nor any guarantees granted or received related to the balances with related parties.

Name of group’s main shareholders

The ultimate shareholders of Arauco, directly and indirectly, are Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi.

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

The table below sets forth information about the relationship between the parent company and its subsidiaries

			Functional	% Ownership interest 12-31-2023			% Ownership interest 12-31-2022
ID N°	Company Name	Country	Currency	Direct	Indirect	Total	Direct	Indirect	Total
77.630.621-5	Agrícola Ranquillón SpA.	Chile	U.S. Dollar	-	98.64114	98.64114	-	98.58669	98.58669
77.630.618-5	Agrícola San Carlos SpA.	Chile	U.S. Dollar	-	99.94839	99.94839	-	99.94839	99.94839
77.630.623-1	Agrícola Santa Emilia SpA.	Chile	U.S. Dollar	-	99.94839	99.94839	-	99.94839	99.94839
77.630.625-8	Agrícola Santa Isabel SpA.	Chile	U.S. Dollar	-	99.94839	99.94839	-	99.94839	99.94839
77.630.626-6	Agrícola Siberia SpA.	Chile	U.S. Dollar	-	98.64114	98.64114	-	98.58669	98.58669
77.630.629-0	Agrícola Trupán SpA.	Chile	U.S. Dollar	-	98.64114	98.64114	-	98.58669	98.58669
-	Arauco Argentina S.A.	Argentina	U.S. Dollar	9.97070	90.00940	99.98010	9.97070	90.00940	99.98010
-	Arauco Australia Pty Ltd.	Australia	U.S. Dollar	-	99.99898	99.99898	-	99.99898	99.99898
96.547.510-9	Arauco Bioenergía SpA.	Chile	U.S. Dollar	98.00000	1.99897	99.99897	98.00000	1.99897	99.99897
-	Arauco Canada Ltd.	Canada	Canadian Dollar	-	99.99911	99.99911	-	99.99911	99.99911
-	Arauco Celulose do Brasil S.A.	Brazil	Brazilian Real	-	99.99907	99.99907	-	99.99907	99.99907
-	Arauco Colombia S.A.	Colombia	U.S. Dollar	1.47783	98.52042	99.99825	1.47783	98.52042	99.99825
-	Arauco do Brasil S.A.	Brazil	Brazilian Real	1.06807	98.93105	99.99912	1.06807	98.93105	99.99912
-	Arauco Europe Cooperatief U.A.	Netherlands	U.S. Dollar	0.44979	99.54919	99.99898	0.52148	99.47751	99.99899
-	Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real	-	99.99899	99.99899	-	99.99900	99.99900
-	Arauco Forest Brasil S.A.	Brazil	Brazilian Real	8.51901	91.48006	99.99907	8.68654	91.31253	99.99907
-	Arauco Participações Florestais Ltda.	Brazil	Brazilian Real	-	99.99907	99.99907	-	99.99907	99.99907
-	Arauco Industria de México, S.A.de C.V.	Mexico	Mexican pesos	-	99.99910	99.99910	-	99.99910	99.99910
-	Arauco Industria de Paineis S.A.	Brazil	Brazilian Real	-	99.99912	99.99912	-	99.99912	99.99912
-	Arauco Middle East DMCC.	Dubai	U.S. Dollar	-	99.99898	99.99898	-	99.99898	99.99898
-	Arauco North America, Inc.	United States	U.S. Dollar	0.00010	99.99901	99.99911	0.00010	99.99901	99.99911
-	Arauco MS Participações S.A. (3)	Brazil	Brazilian Real	0.20000	99.79898	99.99898	-	-	-
-	Arauco Perú S.A.	Peru	U.S. Dollar	0.00126	99.99772	99.99898	0.00126	99.99772	99.99898
-	Arauco Pulp Limited.	United Kingdom	U.S. Dollar	-	99.99898	99.99898	-	99.99898	99.99898
-	Arauco Ventures Limited.	United Kingdom	U.S. Dollar	-	99.99898	99.99898	-	99.99898	99.99898
-	Arauco Wood (China) Company Limited.	China	U.S. Dollar	-	99.99898	99.99898	-	99.99898	99.99898
-	Arauco Wood Limited.	United Kingdom	U.S. Dollar	12.63126	87.36785	99.99911	12.63126	87.36785	99.99911
-	Araucomex S.A. de C.V.	Mexico	U.S. Dollar	0.00050	99.99861	99.99911	0.00050	99.99861	99.99911
-	Araucomex Servicios, S.A. de C.V.	Mexico	Mexican pesos	0.33333	99.66578	99.99911	0.33333	99.66578	99.99911
96.657.900-5	Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos	-	56.83107	56.83107	-	56.82817	56.82817
-	Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real	-	99.99907	99.99907	-	99.99866	99.99866
76.869.577-0	E2E SpA. (1)	Chile	Chilean Pesos	1.00000	98.99861	99.99861	-	-	-
85.805.200-9	Forestal Arauco S.A.	Chile	U.S. Dollar	99.94839	-	99.94839	99.94839	-	99.94839
93.838.000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	-	98.64114	98.64114	-	98.58669	98.58669
96.563.550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98.01862	1.98036	99.99898	98.01862	1.98036	99.99898
79.990.550-7	Investigaciones Forestales Bioforest SpA.	Chile	U.S. Dollar	1.00000	98.94891	99.94891	1.00000	98.94891	99.94891
-	Leasing Forestal S.A.	Argentina	Argentine pesos	-	99.98010	99.98010	-	99.98010	99.98010
76.860.724-9	Lemu Earth SpA.	Chile	Chilean Pesos	-	87.65386	87.65386	-	86.61426	86.61426
-	Lemu Global Limited.	United Kingdom	U.S. Dollar	-	94.37831	94.37831	-	99.99898	99.99898
-	Lemu Inc. (2)	United States	U.S. Dollar	-	94.37831	94.37831	-	-	-
-	Maderas Arauco Costa Rica S.A.	Costa Rica	U.S. Dollar	-	99.99898	99.99898	-	99.99898	99.99898
96.510.970-6	Maderas Arauco S.A.	Chile	U.S. Dollar	-	99.99860	99.99860	-	99.99860	99.99860
-	Mahal Empreendimentos e Participações S.A.	Brazil	Brazilian Real	-	99.99907	99.99907	-	99.99901	99.99901
-	Novo Oeste Gestão de Ativos Florestais S.A.	Brazil	Brazilian Real	-	99.99907	99.99907	-	99.99907	99.99907
76.375.371-9	Servicios Aéreos Forestales Ltda.	Chile	U.S. Dollar	14.47369	85.52544	99.99913	-	99.99898	99.99898
96.637.330-K	Servicios Logísticos Arauco SpA.	Chile	U.S. Dollar	45.00000	54.99923	99.99923	45.00000	54.99923	99.99923
-	Tecverde Engenharia S.A. (1)	Brazil	Brazilian Real	-	89.39060	89.39060	-	-	-
(1)	In March 2023, Arauco acquired the remaining 50% of share in E2E SpA., gaining control of the company and indirectly over Tecverde Engenharia S.A. , which is E2E SpA. subsidiary.
(2)	This company was created in February of 2023.
(3)	This company was created in November of 2023.

The companies in the table below are classified as joint operations in accordance with IFRS 11. The assets, liabilities, income and expenses are recorded in relation to the Company’s ownership percentage as specified in the contractual arrangement.

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

On June 5, 2017, Arauco signed a mutual agreement with its subsidiary Arauco Argentina S.A., pursuant to which this subsidiary received an amount of U.S.$ 250,000,000, which accrues an interest at the SOFR interest rate for 180 days plus a fixed spread of 5.20% and an adjustment of 0.42826% resulting from the replacement of LIBOR rates in dollars with SOFR rates (this according to the “Selections and Recommendations” of the “Alternative Reference Rates Committee” or ARRC), with payments every six months on June 1 and December 1 of each year.

Since 2020, the Central Bank of the Argentine Republic (BCRA) established certain foreign exchange controls, preventing Arauco Argentina S.A. from repaying the amount of ThU.S.$160,000 owed under the mutual agreement described above which matured on June 1, 2022.

On July 14, 2022, Arauco Argentina S.A. paid ThU.S.$ 6,000 of the amount owed under the mutual agreement described above, remaining to pay ThU.S.$ 154,000 as of the date of these consolidated financial statements.

Key management personnel compensation and redundancy benefits

	January - December
	2023	2022	2021
	ThU.S.$	ThU.S.$	ThU.S.$
Salaries and bonuses	76,329	83,266	78,114
Per diem compensation to members of the Board of Directors	2,630	2,432	2,538
Termination benefits	4,647	8,320	2,437
Total	83,606	94,018	83,089

Related party receivables, current

Name of related party	Tax ID No.	Nature of relationship	Country	Currency	Maturity	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$
Forestal Mininco S.A.	91.440.000-7	Common stockholder	Chile	Chilean pesos	30 days	10	1
Eka Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	30 days	2,113	2,626
Colbún S.A.	96.505.760-9	Common stockholder	Chile	Chilean pesos	30 days	217	21
Alxar Internacional SpA.	76.879.169-4	Common controlling parent	Chile	Chilean pesos	30 days	42	-
Sociedad Efecto Producciones Ltda.	77.131.710-3	Common matrix director	Chile	Chilean pesos	30 days	9	-
Fundación Acerca Redes	65.097.218-K	Parent company is founder and contributor	Chile	Chilean pesos	-	-	41
Parque Eólico Ovejera Sur SpA.	76.839.949-2	Joint venture	Chile	Chilean pesos	-	10	100
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	U.S. dollar	30 days	14	-
E2E SpA.	76.218.856-2	Joint venture (actual subsidiary)	Chile	Chilean pesos	-	-	60
EMOAC SpA.	76.208.888-6	Common controlling parent	Chile	Chilean pesos	30 days	27	1
Softys Argentina S.A. (Ex-La Papelera del Plata S.A.)	-	Common shareholder of the parent company	Argentina	Argentine pesos	30 days	174	4,713
TOTAL						2,616	7,563

Related party payables, current

Name of related party	Tax ID No.	Nature of relationship	Country	Currency	Maturity	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$
Copec S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	30 days	6,017	4,474
Abastible S.A.	91.806.000-6	Common controlling parent	Chile	Chilean pesos	30 days	319	189
Fundación Educacional Arauco	71.625.000-8	Parent company is founder and contributor	Chile	Chilean pesos	30 days	444	780
Bioenergías Forestales SpA.	76.188.197-3	Common stockholder	Chile	Chilean pesos	30 days	5	-
Red to Green S.A.	86.370.800-1	Common stockholder	Chile	Chilean pesos	30 days	1	-
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common stockholder	Chile	Chilean pesos	30 days	7	4
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean pesos	30 días	14	-
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	U.S. dollar	-	-	202
Vía Limpia SpA.	79.874.200-0	Common controlling parent	Chile	Chilean pesos	30 days	4	-
Copec Aviation S.A.	96.942.120-8	Joint venture of controlling parent	Chile	Chilean pesos	30 days	4	3
Agrícola San Gerardo SpA	77.017.167-9	Joint venture	Chile	Chilean pesos	30 days	143	146
Agrícola Fresno SpA	77.470.229-6	Joint venture	Chile	Chilean pesos	30 days	-	8,482
TOTAL						6,958	14,280

Related party payables, non-current

Name of related party	Tax ID No.	Nature of relationship	Country	Currency	Maturity	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$
Agrícola Fresno SpA.	77.470.229-6	Joint venture	Chile	Chilean pesos	12-31-27	7,581	6,731
TreeCo, Inc.	-	Joint venture	United States	U.S. dollar	On demand	15,400	-
TOTAL						22,981	6,731

Related party transactions

Purchases

		Nature of			Transaction	12-31-2023	12-31-2022	12-31-2021
Name of Related Party	Tax ID No.	Relationship	Country	Currency	Descriptions	ThU.S.$	ThU.S.$	ThU.S.$
Abastible S.A.	91.806.000-6	Common controlling parent	Chile	Chilean pesos	Fuel	4,033	3,207	2,644
Copec S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	Fuel and other	168,859	92,643	75,166
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of the Associate	Chile	U.S. Dollar	Transport, stowage and port services	17,008	7,643	8,518
EKA Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	Sodium chlorate	50,815	41,540	42,318
Forestal del Sur S.A.	79.825.060-4	Associate of a subsidiary’s minority shareholder	Chile	Chilean pesos	Wood and chips	-	-	433
Portaluppi, Guzman y Bezanilla Abogados Ltda.	78.096.080-9	Common director	Chile	Chilean pesos	Legal services	1,065	851	778
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common Stockholder	Chile	Chilean pesos	Telephone services	105	123	214
Entel PCS Telecomunicaciones S.A.	96.806.980-2	Common Stockholder	Chile	Chilean pesos	Telephone services	922	970	-
Colbún S.A.	96.505.760-9	Common Stockholder	Chile	Chilean pesos	Electrical Power	1,187	834	386
Colbún Transmisión S.A.	76.218.856-2	Common Stockholder	Chile	Chilean pesos	Electrical Power	-	77	514
Bionergías Forestales SpA.	76.188.197-3	Common Stockholder	Chile	Chilean pesos	Electrical Power	202	-	-
Woodtech S.A.	76.724.000-7	Indirect associate of controlling parent	Chile	Chilean pesos	Wood volumen measurement services	1,283	1,012	1,238
Elemental S.A.	76.659.730-0	Associate of controlling parent	Chile	Chilean pesos	Services and other purchases	53	113	93
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean pesos	Other purchases	215	246	222
Vía Limpia SpA	79.874.200-0	Common controlling parent	Chile	Chilean pesos	Other purchases	280	199	199

Sales

		Nature of			Transaction	12-31-2023	12-31-2022	12-31-2021
Name of Related Party	Tax ID No.	Relationship	Country	Currency	Descriptions	ThU.S.$	ThU.S.$	ThU.S.$
Colbún S.A.	96.505.760-9	Common Stochholder	Chile	Chilean pesos	Electrical Power	430	161	256
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Electrical Power	23,162	23,539	21,891
Forestal del Sur S.A.	79.825.060-4	Associate of a subsidiary’s minority shareholder	Chile	Chilean pesos	Harvesting services, wood and chips	-	-	7,329
Fundación Educacional Arauco	71.625.000-8	Parent company is founder and contributor	Chile	Chilean pesos	IT and administrative services	226	299	139
CMPC Pulp S.A.	96.532.330-9	Common Stockholder	Chile	Chilean pesos	Wood and chips	6	525	9,027
Entel PCS Telecomunicaciones S.A.	96.806.980-2	Common Stockholder	Chile	Chilean pesos	Leases	405	289	318
Cartulinas CMPC S.A.	96.731.890-6	Common Stockholder	Chile	Chilean pesos	Pulp	222	-	-
Softys Chile SpA.	96.529.310-8	Common Stockholder	Chile	Chilean pesos	Pulp	782	-	1,127
Forestal Mininco SpA.	91.440.000-7	Common Stockholder	Chile	Chilean pesos	Pest control service and other sales	441	127	87
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	U.S. dollar	Other sales	294	453	56
E2E SpA.	76.879.577-0	Joint venture	Chile	Chilean pesos	Wood, plywood and boards	117	246	355
EMOAC SPA	76.208.888-6	Indirect subsidiary of controlling parent	Chile	Chilean pesos	Electrical Power	2,125	3,272	-
Softys Argentina S.A. (Ex-La Papelera del Plata S.A.)	-	Common Stockholder	Argentina	Argentine pesos	Pulp	15,534	16,686	20,126

Other transactions

		Nature of			Transaction	12-31-2023	12-31-2022	12-31-2021
Name of related party	Tax ID No.	relationship	Country	Currency	descriptions	ThU.S.$	ThU.S.$	ThU.S.$
Falcão MS SPE S.A.	-	Associate	Brasil	Reales	Capital contribution	23,553	9,664	-
Agrícola San Gerardo SpA	77.017.167-9	Joint venture	Chile	Chilean pesos	Capital contribution	-	136	-
Agrícola Fresno SpA	77.470.229-6	Joint venture	Chile	Chilean pesos	Capital contribution	1,509	31,998	7,452
Agrícola El Paque SpA	77.209.739-5	Joint venture	Chile	Chilean pesos	Capital contribution		-	1,095
Parque Eólico Ovejera Sur SpA.	76.839.949-2	Joint venture	Chile	Chilean pesos	Capital contribution	222	118	123
TreeCo, Inc.	-	Joint venture	United States	U.S. dollar	Issuance of new shares	15,400	-	-
TreeCo, Inc.	-	Joint venture	United States	U.S. dollar	Capital contribution	9,230	-	-
TreeCo, Inc.	-	Joint venture	United States	U.S. dollar	Borrowing capitalization	1,770	-	-
E2E SpA.	76.879.577-0	Joint venture (current subsidiary)	Chile	Chilean pesos	Capital contribution	5,254	-	7,759
Tecverde Engenharia S.A.	-	Subsidiary of a joint venture	Brazil	U.S. dollar	Borrowing	2,668	-	-
E2E SpA.	76.879.577-0	Joint venture	Chile	U.S. dollar	Borrowing	537	3,546	1,125

NOTE 14. INVESTMENTS IN SUBSIDIARIES

The main operations carried out as of December 31, 2023 and 2022 are reported below:

On March 17, 2023, Arauco took over control of the company E2E SpA., acquiring the remaining 50% interest. The payment for
this transaction amounted to ThCLP$ 102.

On June 22, 2022, a cooperation agreement was signed with the Government of Mato Grosso do Sul, Brazil. Signing this agreement is an important and
p
reparatory step that will enable us to continue assessing the construction of a new pulp mill. If conditions allow – among which conditions are obtaining all necessary permits and board approval – this new plant would have an estimated production capacity of 2.5 million tons of short-fiber pulp and would require an estimated investment of approximately US$ 3 billion. For the same purposes, in August 2022 and through subsidiary Arauco Forest Brasil S.A., the company Arauco Celulose do Brasil S.A. was incorporated. This company participates in forestry-related activities, such as the formation of eucalyptus forests, logging, and electric power generation.

Reorganization
Arauco estimated necessary to reorganize its activity in the wood product segment by centralizing its investments in the wood market in an entity that allows a common direction and control. This is the reason why, on May 23, 2022, the company Arauco Wood Limited was created. Such international parent entity was incorporated in the United Kingdom, a country which is considered and valued as one of the main investment platforms and center global financial system, and known for its institutional stability.

In June and December 2022, Arauco, through its subsidiary Inversiones Arauco International Ltda. and the parent of the group, Celulosa Arauco y Constitución S.A., contributed their subsidiaries from the wood segment to the new company Arauco Wood Limited. These contributions were for a total amount of ThU.S.$ 1,989,972. This operation did not generate an effect within the consolidated statements of profit or loss.

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

NOTE 15. INVESTMENTS IN ASSOCIATES

As of December 31, 2023 and 2022, these are the main movements of investments in associates to report:

On August 8, 2022, the subsidiary Arauco Participações Florestais Ltda. from Brazil incorporated the company Falcão MS SPE S.A., and during the year 2022, Arauco contributed capital to the new company for ThR$ 49,985 (equivalents to ThU.S.$ 9,664). In 2023, Arauco contributed capital to Falcão MS SPE S.A. for ThR$ 116,742 (equivalents to ThU.S.$ 23,553).

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

Ownership interest (%)	50.0000%
	12-31-2023	12-31-2022
Carrying amount accounted for using equity method	ThU.S.$ 64,788	ThU.S.$ 64,000

Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional currency	Chilean pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20.0000%
	12-31-2023	12-31-2022
Carrying amount accounted for using equity method	ThU.S.$ 451	ThU.S.$ 325

Name	Genómica Forestal S.A.
Country	Chile
Functional currency	Chilean pesos
Corporate purpose
Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.

Ownership interest (%)	25.0000%
	12-31-2023	12-31-2022
Carrying amount accounted for using equity method	ThU.S.$ 9	ThU.S.$ 6

Name	Consorcio Tecnológico Bioenercel S.A.
Country	Chile
Functional currency	Chilean pesos
Corporate purpose
Developing of technologies which will promote the development of a biofuels industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.

Ownership interest (%)	20.0000%
	12-31-2023	12-31-2022
Carrying amount accounted for using equity method	ThU.S.$ 1	ThU.S.$ 1

Name	Florestal Vale do Corisco S.A.
Country	Brazil
Functional currency	Brazilian real
Corporate purpose	Management of forestry activities.
Ownership interest (%)	49.0000%
	12-31-2023	12-31-2022
Carrying amount accounted for using equity method	ThU.S.$ 29,102 (*)	ThU.S.$ 26,910
(*)This investment is presented in assets held for sale (see note 22).

Name	Falcão MS SPE S.A.
Country	Brazil
Functional currency	Brazilian real
Corporate purpose	Management of land for leases to related parties.
Ownership interest (%)	49.0000%
	12-31-2023	12-31-2022
Carrying amount accounted for using equity method	ThU.S.$ 34,558	ThU.S.$ 9,579

Summarized financial information of associates

12-31-2023	Assets

	Inversiones Puerto Coronel S.A.	Serv.Corporativos Sercor S.A.	Florestal Vale do Corisco S.A.	Falcão MS SPE S.A.	Consorcio Tecnológico Bioenercel S.A.	Genómica Forestal S.A.	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	1	7,449	4,841	11,746	-	10	24,047
Non-current	131,395	2,188	77,284	169,486	4	62	380,419
Total of associates	131,396	9,637	82,125	181,232	4	72	404,466

	Liabilities and Equity
	Inversiones Puerto Coronel S.A.	Serv.Corporativos Sercor S.A.	Florestal Vale do Corisco S.A.	Falcão MS SPE S.A.	Consorcio Tecnológico Bioenercel S.A.	Genómica Forestal S.A.	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	54	6,021	1,743	4,238	-	-	12,056
Non-current	-	1,362	20,990	106,468	3	35	128,858
Equity	131,342	2,254	59,392	70,526	1	37	263,552
Total of associates	131,396	9,637	82,125	181,232	4	72	404,466
12-31-2023
Income	-	4,996	10,533	-	-	-	15,529
Other income / expenses	2,095	(4,360)	(4,476)	238	-	-	(6,503)
Net profit or loss (continuing operations) of associates	2,095	636	6,057	238	-	-	9,026
Other comprehensive income	-	-	-	-	-	-	-
Comprehensive income	2,095	636	6,057	238	-	-	9,026
Dividends received	-	-	2,187	-	-	-	2,187

12-31-2022	Assets
	Inversiones Puerto Coronel S.A.	Serv.Corporativos Sercor S.A.	Florestal Vale do Corisco S.A.	Falcão MS SPE S.A.	Consorcio Tecnológico Bioenercel S.A.	Genómica Forestal S.A.	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	1	5,677	2,368	413	-	12	8,471
Non-current	129,819	2,273	73,089	19,136	4	52	224,373
Total of associates	129,820	7,950	75,457	19,549	4	64	232,844

	Liabilities and Equity
	Inversiones Puerto Coronel S.A.	Serv.Corporativos Sercor S.A.	Florestal Vale do Corisco S.A.	Falcão MS SPE S.A.	Consorcio Tecnológico Bioenercel S.A.	Genómica Forestal S.A.	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	54	4,527	1,066	1	-	7	5,655
Non-current	-	1,798	19,475	-	3	28	21,304
Equity	129,766	1,625	54,916	19,548	1	29	205,885
Total of associates	129,820	7,950	75,457	19,549	4	64	232,844
12-31-2022
Income	-	4,323	9,741	-	-	-	14,064
Other income / expenses	9,544	(3,736)	(5,290)	(3)	-	-	515
Net profit or loss (continuing operations) of associates	9,544	587	4,451	(3)	-	-	14,579
Other comprehensive income	-	-	-		-	-	-
Comprehensive income	9,544	587	4,451	(3)	-	-	14,579
Dividends received	-	-	1,511	-	-	-	1,511

Reconciliation of Investment in Associates and Joint Ventures

	12-31-2023	12-31-2022
	ThU.S.$	ThU.S.$
Opening balance as of January 1	365,671	336,642
Changes
Investment in joint ventures, additions (*)	23,553	9,664
Investment in joint ventures, additions (**)	55,885	32,252
Disposals, investment in associates and joint ventures (***)	-	(1,878)
Share of profit (loss) in investment in associates	3,990	7,069
Share of profit (loss) in investment in joint ventures	3,719	26,615
Dividends received, Investments in associates	(3,687)	(35,187)
Increase (decrease) in foreign exchange currency on translation of associates and joint ventures	9,467	(11,779)
Reclassification from (to) assets held for sale (****)	(29,102)	-
Other increase (decrease) in investment in associates and joint ventures	(5,885)	2,273
Total changes	57,940	29,029
Closing balance	423,611	365,671
Year 2023
(*) Arauco Participações Florestais Ltda. made a capital contribution to Falcão MS SPE S.A., for ThR$ 116,742 that is equivalent to ThU.S.$ 23,553 for 116,741,636 shares.
(**) On January 9, 2023 Maderas Arauco S.A. made a capital contribution to E2E SpA., through the capitalization of loans maintained with this entity for ThCLP$ 4,446,808 that is equivalent to ThU.S.$ 5,254 for 4,446,808 shares.
-Forestal Arauco S.A. and Agrícola San Carlos SpA. In March 2023 made a non-monetary assets contribution to Agrícola Fresno SpA for ThU.S.$ 1,509. For this contribution they subscribed 266,204 and 35,556 shares respectively. In the act, Agrícola San Carlos SpA sold the subscribed shares of Agrícola Fresno SpA to Forestal Arauco S.A., maintaining Forestal Arauco S.A. a 50% of share in Agrícola Fresno SpA.
-Arauco Bioenergía SpA., during the year 2023 made capital contributions to the company Parque Eólico Ovejera Sur SpA. for ThCLP$ 185,000 equivalent to ThU.S.$ 222 corresponding to 185 shares.
-Arauco Venture Limited., during the year 2023 acquired 51.1278% of TreeCo, Inc. shares, for a total of ThU.S.$ 48,900, which were carried out based on the committed agreements. As of December 31, 2023 the contribution paid was ThU.S.$ 11,000, through the capitalization of loan receivable for ThU.S.$ 1,770 and cash contributions for ThU.S.$ 9.230.
(****) Arauco Forest Brasil S.A. investment on Florestal Vale do Corisco S.A.

Year 2022
(*) Arauco Participações Florestais Ltda. made a capital contribution to Falcão MS SPE S.A., for ThR$ 49,985 that in total is equivalent to ThU.S.$ 9,664 for 49,984,900 shares.
(**) Forestal Arauco S.A. made a capital contribution in assets as non-monetary assets to Agrícola Fresno, for ThU.S.$ 31,998 for 6,399,520 shares.
(***) ThU.S.$ 1,878 equivalent to R$ 9,800,000 corresponding to a capital decrease of Arauco Forest do Brasil S.A. in Florestal Vale Do Corisco S.A. on October 11, 2022.

	12-31-2023	12-31-2022
	ThU.S.$	ThU.S.$
Carrying amount of investments in associates accounted for using equity method	99,806	100,821
Carrying amount of investments in joint ventures accounted for using equity method	323,805	264,850
Total investment accounted for using equity method	423,611	365,671

NOTE 16. INTERESTS IN JOINT ARRANGEMENTS

Investments and contributions made

The main operations carried out as of December 31, 2023 and 2022 are reported below:

On September 13, 2023, Arauco, through its United Kingdom investment company Arauco Ventures Ltd., acquired 51.1278% of the company TreeCo, Inc. in the United States. This company is engaged in research aimed at development and studies focusing on the development and commercial application of genome editing, biotechnology and forest genetics technologies and/or knowledge, including in vitro and ex vitro plant propagation, tissue culture and clone delivery, plant establishment, wood property analysis and development or sale of clones, seedlings and trees for application to forestry. The price agreed for the shares representing the aforementioned shareholding percent is ThU.S.$48,900, payable based on the committed agreements. At the closing of these financial statements the amount paid was ThU.S.$ 11,000.

Arauco initially recorded this acquisition based on the information available to date, making a preliminary determination of the allocation of fair values. The amounts were considered provisional amounts and may be adjusted during the measurement period of this acquisition to reflect new information obtained about facts and circumstances existing at the date of the acquisition which, if known, would have affected the measurement of the amounts recognized at that date.

As of September 6, 2023, Eufores S.A. and Forestal Cono Sur S.A. (entities that classify as Arauco’s joint operation in Uruguay) entered into a share purchase agreement (Share Purchase Agreement, “SPA”) under which they agreed to purchase all the shares and social rights that the sellers (Global Timber Spain SLU and Global Timber International LLC) own in four companies that have assets in Uruguay, of a total of approximately 32,000 gross hectares located in different sectors in Uruguay, of which approximately 20,000 are planted with eucalyptus. To date, the relevant milestones foreseen in the “SPA” are being met. In this sense, Arauco is processing the required government authorizations for this type of operations (Competition Defense and Executive Branch offices).

On March

12, 2024, Eufores S.A. and Forestal Cono Sur S.A.(affiliates of Montes del Plata) acquired all the shares and social rights of four companies that Global Timber Spain SLU and Global Timber International LLC had in Uruguay.
The companies acquired are: Taurion S.A., Taurion Asociación Agraria de Responsabilidad Limitada, Monte Fresnos S.A. y Monte Fresnos Asociación Agraria de Responsabilidad Limitada.
These Companies jointly own approximately
32,000
hectares in Uruguay, of which approximately
19,000
are planted with eucalyptus.

As of January 9, 2023, Maderas Arauco S.A. made a capital contribution to E2E SpA., through the capitalization of loans maintained with this entity for ThCLP$ 4,446,808 (equivalent to ThU.S.$ 5,254).

On October 13, 2021, Arauco, through its subsidiary Forestal Arauco S.A. created Agrícola Fresno SpA with the purpose of developing agricultural projects. It was incorporated with a capital of ThU.S.$ 1,000, Forestal Arauco S.A. contributed the equivalent of 50% of the shares of the new subsidiary. In November of 2021, it was agreed to increase the capital to ThU.S.$ 7,452 and during the period of 2022 ThU.S.$ 31,998, Forestal Arauco S.A. contributed all of the committed capital (50%) through the contribution of assets.

As of December 31, 2023 and 2022, Arauco has not made contributions to Uruguayan companies Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A.

The set of investments in Uruguay qualify as a joint operation, and Arauco holds a 50% interest in these investments. In relation to “other rights and contractual conditions”, the joint operation has the primary objective of providing the parties an output. As established in the “Pulp Supply Agreement”, both Arauco and its partner have the obligation to acquire 100% of the yearly pulp produced by the joint operation. Arauco has recognized the assets, liabilities, income and expenses associated with its interest ownership, pursuant to IFRS 11.

Arauco holds a 50% interest in Sonae Arauco, which subsidiary produces and commercializes wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of two panel plants and one sawmill in Spain; two panel plants and one resin plant in Portugal; three panel plants in Germany and two panel plants in South Africa.

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

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint operations:

	12-31-2023		12-31-2022
Celulosa y Energía Punta Pereira S.A.	Assets	Liabilities	Assets	Liabilities
(Uruguay)	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	408,066	44,798	478,480	114,012
Non-current	1,948,800	133,661	1,982,237	141,588
Equity	-	2,178,407	-	2,205,117
Total joint arrangement	2,356,866	2,356,866	2,460,717	2,460,717
Investment	1,089,204		1,102,559

	12-31-2023	12-31-2022
	ThU.S.$	ThU.S.$
Income	941,429	1,108,952
Expenses	(664,772)	(636,797)
Joint arrangement net income (loss)	276,657	472,155

	12-31-2023		12-31-2022
	Assets	Liabilities	Assets	Liabilities
Forestal Cono Sur S.A. (consolidated)	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	51,173	5,911	30,769	5,894
Non-current	150,619	3,931	158,787	4,119
Equity	-	191,950	-	179,543
Total joint arrangement	201,792	201,792	189,556	189,556
Investment	95,975		89,772

	12-31-2023	12-31-2022
	ThU.S.$	ThU.S.$
Income	8,775	2,870
Expenses	3,632	(434)
Joint arrangement net income (loss)	12,407	2,436

	12-31-2023		12-31-2022
	Assets	Liabilities	Assets	Liabilities
Eufores S.A. (consolidated)	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	150,509	223,974	125,027	193,423
Non-current	965,695	116,226	892,452	119,050
Equity	-	776,004	-	705,006
Total joint arrangement	1,116,204	1,116,204	1,017,479	1,017,479
Investment	388,002		352,503

	12-31-2023	12-31-2022
	ThU.S.$	ThU.S.$
Income	288,378	252,524
Expenses	(216,764)	(237,338)
Joint arrangement net income (loss)	71,614	15,186

	12-31-2023		12-31-2022
Zona Franca Punta Pereira S.A.	Assets	Liabilities	Assets	Liabilities
(Uruguay)	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	6,842	90,235	13,824	101,385
Non-current	425,634	-	432,769	-
Equity	-	342,241	-	345,208
Total joint arrangement	432,476	432,476	446,593	446,593
Investment	171,121		172,604

	12-31-2023	12-31-2022
	ThU.S.$	ThU.S.$
Income	21,172	20,703
Expenses	(24,139)	(10,120)
Joint arrangement net income (loss)	(2,967)	10,583

The following tables set forth summarized financial information of the more significant interests in joint ventures accounted in for equity method and its movements are presented in Note 15:

	12-31-2023		12-31-2022
	Assets	Liabilities	Assets	Liabilities
Eka Chile S.A.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	16,898	4,397	17,673	4,821
Non-current	39,854	5,142	39,496	5,347
Equity	-	47,213	-	47,001
Total joint arrangement	56,752	56,752	57,169	57,169
Investment	23,607		23,501

	12-31-2023	12-31-2022
	ThU.S.$	ThU.S.$
Income	50,825	45,335
Expenses	(47,613)	(41,580)
Joint arrangement net income (loss)	3,212	3,755
Other comprehensive income	-	-
Comprehensive income	3,212	3,755
Dividends	1,500	500

	12-31-2023		12-31-2022
	Assets	Liabilities	Assets	Liabilities
Sonae Arauco S.A.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	274,085	202,434	320,837	229,330
Non-current	705,465	346,471	668,138	352,759
Equity	-	430,645	-	406,886
Total joint arrangement	979,550	979,550	988,975	988,975
Net assets	194,762		180,896
Net asset adjustment (goodwill)	20,561		22,547
Investment	215,323		203,443

	12-31-2023	12-31-2022
	ThU.S.$	ThU.S.$
Income	1,018,422	1,241,698
Expenses	(1,005,984)	(1,159,060)
Joint arrangement net income (loss)	12,438	82,638
Other comprehensive income	-	-
Comprehensive income	12,438	82,638
Dividends	-	33,176

	12-31-2023		12-31-2022
	Assets	Liabilities	Assets	Liabilities
Agrícola El Paque SpA.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	245	77	966	1,360
Non-current	4,240	225	18,914	5,450
Equity	-	4,183	-	13,070
Total joint arrangement	4,485	4,485	19,880	19,880
Investment	2,091		6,534

	12-31-2023	12-31-2022
	ThU.S.$	ThU.S.$
Income	-	-
Expenses	37	379
Joint arrangement net income (loss)	37	379
Other comprehensive income	-	-
Comprehensive income	37	379
Dividends	-	-

	12-31-2023		12-31-2022
	Assets	Liabilities	Assets	Liabilities
Parque Eólico Ovejera del Sur SpA.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	301	95	100	224
Non-current	3,103	-	2,885	-
Equity	-	3,309	-	2,761
Total joint arrangement	3,404	3,404	2,985	2,985
Investment	1,655		1,381

	12-31-2023	12-31-2022
	ThU.S.$	ThU.S.$
Income	-	-
Expenses	(63)	(43)
Joint arrangement net income (loss)	(63)	(43)
Other comprehensive income	-	-
Comprehensive income	(63)	(43)
Dividends	-	-

F-61

	02-28-2023		12-31-2022
	Assets	Liabilities	Assets	Liabilities
E2E SpA.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	7,693	20,282	7,361	20,327
Non-current	21,411	2,520	20,914	11,301
Equity	-	6,302	-	(3,353)
Total joint arrangement	29,104	29,104	28,275	28,275
Investment	3,151		-

	02-28-2023	12-31-2022
	ThU.S.$	ThU.S.$
Income	224	2,183
Expenses	(1,244)	(35,759)
Joint arrangement net income (loss)	(1,020)	(33,576)
Other comprehensive income	-	-
Comprehensive income	(1,020)	(33,576)
Dividends	-	-

	12-31-2023		12-31-2022
	Assets	Liabilities	Assets	Liabilities
Agrícola San Gerardo SpA.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	765	2,225	844	62
Non-current	4,981	-	5,661	2,871
Equity	-	3,521	-	3,572
Total joint arrangement	5,746	5,746	6,505	6,505
Investment	1,761		1,786

	12-31-2023	12-31-2022
	ThU.S.$	ThU.S.$
Income	-	-
Expenses	31	109
Joint arrangement net income (loss)	31	109
Other comprehensive income	-	-
Comprehensive income	31	109
Dividends	-	-

	12-31-2023		12-31-2022
	Assets	Liabilities	Assets	Liabilities
Agrícola Fresno SpA	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	2,939	7,558	28,952	1,657
Non-current	96,303	1,159	58,755	7,232
Equity	-	90,525	-	78,818
Total joint arrangement	99,242	99,242	87,707	87,707
Investment	45,263		39,409

	12-31-2023	12-31-2022
	ThU.S.$	ThU.S.$
Income	-	-
Expenses	(1,198)	(33)
Joint arrangement net income (loss)	(1,198)	(33)
Other comprehensive income	-	-
Comprehensive income	(1,198)	(33)
Dividends	-	-

	12-31-2023		12-31-2022
	Assets	Liabilities	Assets	Liabilities
TreeCo Inc.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	3,500	-	-	-
Non-current	92,143	-	-	-
Equity	-	95,643	-	-
Total joint arrangement	95,643	95,643	-	-
Investment	48,900	-	-

	12-31-2023	12-31-2022
	ThU.S.$	ThU.S.$
Income	-	-
Expenses	-	-
Joint arrangement net income (loss)	-	-
Other comprehensive income	-	-
Comprehensive income	-	-
Dividends	-	-

NOTE 17. IMPAIRMENT OF ASSETS

In 2022, as a result of loss of dryer, an impairment provision was made for ThU.S.$ 10,500 in Valdivia mill in Chile, which was recognized into impairment provisions of individual assets for which reversals were made in 2023, leaving a balance of ThU.S.$ 3,639 at the end of 2023.

In 2022, as a result of closing MDP line of Pien mill in Brasil, an impairment provision was made for ThU.S.$ 14,388, which amount include an impairment of goodwill for ThU.S.$ 3,895, which is mentioned later in this note.

At the end of 2022, considering the current projections of future margins, exchange differences and the sustained increasing risk in the Argentine Republic, and applying the usual procedures for determining impairment in accordance with IFRS, in the subsidiary Arauco Argentina, an impairment was recorded in the cash generating unit for the manufacture of celulose pulp, which to date is ThU.S.$ 127,260. (ThU.S.$ 127,605 as of December 31, 2022).

The premises included in this projection consider a discount rate of 22.07%, sales volume based on expected production data, sales prices based on the projection of international consultants and future investments of the machinery in its current state.

On September 12, 2023 was informed the decision to suspend the manufacturing pulp process at the Licancel mill (Chile). As of December 31, 2023, the Licancel mill impairment provision was recognized for a total of ThU.S.$ 61,039 (includes Property, plant and equipment and Inventory of spare parts). This decision was based on a series of adverse circumstances that affected the operation of the Licancel pulp mill in Chile during 2023. The reasons for this measure include extreme weather variability, consecutive river floods, periods of severe drought leading to repeated shutdowns, and high-impact forest fires that have significantly reduced the availability of wood on an industrial scale, all compounded by the years of operation of the main equipment.

As of December 31, 2023, an impairment provision of ThU.S.$ 6,037 was recognized corresponding to the closure of the Aserraderos Horcones II in Chile.
This closure was due to supply issues, rising costs and decreased availability of raw materials (all of which affected the entire timber business in Chile).

As of December 31, 2023, impairment provisions associated with sales and recoveries from property, plant and equipment from the subsidiaries of United States, impairment provisions associated with from property, plant and equipment were reversed for a total of ThU.S.$ 7,113 (ThU.S.$ 7,014 as of December 31, 2022).

In addition, due to the modernization and expansion project of the Arauco mill (Proyecto de Modernización y Ampliación de la Planta Arauco, or MAPA Project), was totally impaired as of December 31, 2021. As of December 31, 2022 and 2021, accumulated impairment of the assets of the CGU Line 1 of Arauco mill (pulp segment) was ThU.S.$ 101,069.

All impairment provision charges are presented in the consolidated statement of profit or loss under other expenses by function, whose movements are shown below:

	12-31-2023	12-31-2022
Changes in CGUs impairment provision	ThU.S.$	ThU.S.$
Opening balance	324,350	190,042
Impairment loss recognized in profit or loss	80,146	141,137
Reversal of impairment loss recognized in profit or loss	(7,899)	(9,164)
Increase (decrease) in foreign exchange	4,930	2,335
Closing balance	401,527	324,350

Changes in provisions for impairment of property, plant and equipment and spare parts due to technical obsolescence or loss to forest due to fires, are shown below:

	12-31-2023	12-31-2022
Changes in impairment provision from impaired assets	ThU.S.$	ThU.S.$
Opening balance	33,324	27,037
Impairment loss recognized in profit or loss	8,600	13,823
Reverse of impairment recognized loss in profit or loss	(10,197)	(7,691)
Increase (decrease) in foreign exchange	206	155
Closing balance	31,933	33,324

Goodwill

Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination.

At the date of these consolidated financial statements, the balance of goodwill is ThU.S.$ 55,891 (ThU.S.$ 54,800 on December 31, 2022), as shown below:

	12-31-2023	12-31-2022
Goodwill	ThU.S.$	ThU.S.$
Arauco Canada Ltd. (Flakeboard Company Ltd)	40,726	40,676
Arauco do Brasil S.A. (Pien mill)	14,433	13,392
Arauco North America, Inc. (Prime-Line, Inc.)	732	732
Closing balance	55,891	54,800

	12-31-2023	12-31-2022
Goodwill movement	ThU.S.$	ThU.S.$
Opening balance at January 1	54,800	57,697
Increase (decrease) impairment	-	(3,895)
Increase (decrease) in foreign exchange	1,091	998
Closing balance	55,891	54,800

Of the total of goodwill, ThU.S.$ 40,726 (ThU.S.$ 40,676 as of December 31, 2022) were generated by the acquisition of “Flakeboard” (currently Arauco Canada Ltd.), a company that, directly and/or through its subsidiaries, possesses and operates 7 panel plants, for which Arauco acquired and paid, on September 24, 2012, the price of ThU.S.$ 242,502 for the 100% interest ownership. The remaining balance of ThU.S.$ 732 corresponds to the acquisition of Prime-Line Inc., on September 1, 2019, for which Arauco North America Inc, a subsidiary of Arauco Canada Ltd. paid ThU.S.$ 18,880 for all the shares of said company.

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

Due to the investment in panel plant in Pien, Brazil, there is a goodwill of ThU.S.$ 14,433 (ThU.S.$ 13,392 as of December 31, 2022).

The recoverable amount for the Pien mill’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 5-year term based on the operational plan approved by the Administration, applying a 7.4% nominal discount rate that reflects current evaluations for the panel segment in Brazil.

As of December 31, 2023, the carrying value of the goodwill of the plants did not exceed their recoverable value, except at the end of December 2022 in Brazil for the MDF line of the Pien mill, was recognized an impairment of the goodwill, and it was for ThU.S.$ 3,895.

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

The contingent liabilities for outstanding litigations are as follows:

Celulosa Arauco y Constitución S.A.

On April 26, 2023, Ingeniería y Construcción Sigdo Koppers S.A. (“ICSK”) filed before the Arbitration and Mediation Center of the Santiago Chamber of Commerce an arbitration claim against the Company, requesting the specific performance of contract No. 906, Civil Electromechanical Assembly Digester, Washing, Bleaching, Machine and Final Line, executed between the parties on June 18th, 2019 (“Contract”), also seeking the compensation of damages. The total sum claimed by ICSK amounts to CLP$ 246,650,876,566 (ThU.S.$ 281,205 as of December 31, 2023), plus adjustments. It is relevant to highlight that, according to ICSK’s claim, the above amount should be reduced by CLP$ 60,657,576,943 (ThU.S.$ 69,155 as of December 31, 2023), owed by ICSK to Arauco, once the claimed amount has been readjusted. ICSK also requests that the claimed sum be paid with current interest, computed as of April 2023.

On June 16, 2023, Arauco answered the claim filed by ICSK, requesting the rejection of the claim. Simultaneously, Arauco filed a counterclaim against ICSK, seeking a declaration that ICSK breached the term of the Contract and, consequently, for the arbitration court to order ICSK to pay the fine associated with such breach, which amounted, at the time the claim was answered, to the sum of CLP$ 37,302,818,060 (ThU.S.$ 42,529 as of December 31, 2023). Arauco also demanded the restitution of the total amount of CLP$ 60,657,576,943 (ThU.S.$ 69,155 as of December 31, 2023), plus adjustments and interest, paid to ICSK during the performance of the Contract as consideration for various items.

On January 31, 2024, the parties mutually agreed to terminate the arbitration proceedings. With this, both the claim filed by ICSK and the counterclaim filed by Arauco have been released and terminated on satisfactory terms for both parties. This reached agreement considered the closing and termination of the contract, and did not produce material effects in Arauco´s income as of December 31, 2023.

Celulosa Arauco y Constitución S.A., Forestal Arauco S.A., Maderas Arauco S.A. and Servicios Logísticos Arauco SpA.

1. On August 13, 2018, Asociación Gremial de Dueños de Camiones de Constitución (ASODUCAM) filed a complaint seeking the performance of a contract and claiming compensation for damages against Celulosa Arauco y Constitución S.A. before the Civil Court of Constitución (C-757-2018), Forestal Arauco S.A., Maderas Arauco S.A. and Servicios Logísticos Arauco SpA., The complaint is based on assumptions on alleged breaches of some agreements for the allocation, distribution and supply of cargo volumes for the years 2001 and 2005, initially executed by associates of ASODUCAM with Forestal Arauco S.A., and then, allegedly, with Servicios Logísticos Arauco SpA., in favor of the other two defendants, Celulosa Arauco and Constitución S.A. and Maderas Arauco S.A. The complaint seeks to enforce the contract, plus CLP$575,000,000 (equal to ThU.S.$ 656 as of December 31, 2023) in compensation for damages. In the alternative, it claims (a) CLP$11,189,270,050 (equivalent to ThU.S.$ 12,757 as of December 31, 2023), for actual damages; (b) CLP$ 11,189,270,050 monthly during the entire course of the trial, until the termination of the contract is declared in the final ruling, for loss of profits, and (c) CLP$5,000,000,000 (equivalent to ThU.S.$ 5,700 as of December 31, 2023) for moral damages.

On August 28, 2018, the claim was served on all the defendants, with the exception of Servicios Logísticos Arauco SpA.

Five years after the lawsuit was filed, on September 7, 2023, ASODUCAM amended its claim, withdrawing it with respect to Servicios Logísticos Arauco SpA.

In case No. 31.570-2022, processed before the Supreme Court, reviewing a cassation appeal on the merits (recurso de casación en el fondo), which pertains to the same facts of this trial under No. C-757-2018, and in which case the litigating parties Asoducam et al, and Maderas Arauco S.A. and Celulosa Arauco y Constitución S.A., the parties reached a settlement, as evidenced by the minutes dated November 22, 2023. Pursuant to this settlement, which did not imply a payment or disbursement for Arauco, the parties agreed to the withdrawal of the claim by Asoducam, which should have materialized no later than January 22, 2024. To date, this has not occurred, which is why, on January 29, 2024, Maderas Arauco S.A. and Celulosa Arauco y Constitución S.A. informed the Judge of Constitución, in case C-757-2018, of the abandonment by Asoducam, as agreed in the minutes.

On January 31, 2024, the court decided not to give a rise to the last presentation. An appeal for reconsideration and subsidy appeal was filed against said resolution, which is being processed.

On February 5, 2024, Celulosa Arauco y Constitución S.A. and Maderas Arauco S.A. formally objected to a transaction exception and, in subsidy, answered the lawsuit. For its part, Forestal Arauco S.A. directly answered the lawsuit presented by ASODUCAM.

On February 9 of this year, the appeal filed by Maderas Arauco S.A. and Celulosa Arauco y Constitución S.A. against the resolution that did not give rise to the request to withdraw the previously reported lawsuit was submitted to the Court of Appeals of Talca. The case is being processed under file 260-2024 and has been under review since February 28.

Regarding the settlement exception, by resolution of February 29, 2024, the court decided that it be received in evidence together with the main case, ordering the resumption of the procedure. An appeal for reconsideration and subsidy appeal was filed against said resolution. By resolution dated March 12, 2024, the court rejected the appeal for reconsideration and gave rise to the appeal filed, elevating the proceedings to the I. Court of Appeals of Talca. The appeal is processed under role 471-2024.

Once the procedure was resumed, by resolution of February 29, the claim by Maderas Arauco and Celulosa Arauco was considered answered. On March 7, ASODUCAM presented the reply (this includes Forestal Arauco S.A.). For its part, Maderas Arauco S.A., Forestal Arauco S.A. and Celulosa Arauco y Constitución S.A. They presented a rejoinder, which was considered evacuated by resolution of March 20, 2024.

Forestal Arauco S.A.

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

On September 2, 2022, the company filed a motion for abandonment of proceedings, the resolution of which is still is pending.

Considering that the Company's position is supported by solid legal arguments, there is a reasonable margin of obtaining a favorable result for the Company and that is why, as of December 31, 2023, Arauco has not established any provision for this contingency.

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

Additionally, the Company has filed yearly forestry plans between years 2007 and 2021 for its local operations in the provinces of Misiones and Buenos Aires.

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

In March 2005, Note No. 145/05 of the Subsecretary of Agriculture, Livestock and Afforestation suspended the benefit that exempted Arauco Argentina S.A. from paying export duties under Law No. 25,080. This measure is currently under discussion by the Company. On November 8, 2006, the V Chamber of the National Appeals Court for Adversarial Administrative and Federal Matters issued a ruling ordering Arauco Argentina S.A. to continue to enjoy an exemption from paying the exportation duties, in the same manner and scope it had prior to the suspension ordered by Note No. 145/05, if the clearance of merchandise is performed pursuant to the guarantee regime established in article 453, subsection a) of the Customs Code, for the exempted tax obligation. The judicial measure became effective beginning in March of 2007 by collateralization through the granting of bond (caution) policies for each shipment permits exempted from payment of export duty. The company maintains an assignment of funds equivalent to $ 23,821 for guaranteed export duties between 2007-2015, which appears under long-term provisions. Additionally, the Company filed a restitution claim for a total amount of ThU.S.$ 6,555, plus interest accrued from the service of the claim, corresponding to export duties between March 2005 and March 2007, as a result of the application of Note 145/05 issued by the Undersecretary of Agriculture, Livestock and Afforestation. The Company’s claim is being heard under case file No. 21830/2006 before the Federal Contentious Administrative Court No. 4. On October 28, 2019, a judgment of first instance was issued in said case, rejecting the claim and imposing the litigation costs on Arauco. Against that judgment, the Company filed an appeal and expressed the corresponding arguments in December 2019. On June 15, 2022, the Chamber of Appeals confirmed the judgement of first instance. On July 1, 2022, Arauco Argentina filed the Federal Extraordinary Appeal before the Supreme Court of Justice. The Chamber admitted the appeal lodged by Arauco regarding the federal matter of the litigation; however, the grounds pertaining to arbitrariness were dismissed. Arauco filed a direct complaint before the Supreme Court, seeking for the higher court to broaden its examination of the case and also address such argument. Currently, both proposals are in process.

On the other hand, Arauco Argentina S.A. currently has a guarantee at an amount of $ 435,952,315 Argentine pesos (ThU.S.$ 540 as of December 31, 2023) in favor of the Secretary of Agriculture, Livestock and Fishing.

Arauco Argentina S.A. believes that it has complied with all of the obligations imposed upon it by the system set forth under Law No. 25,080.

Arauco do Brasil S.A.

1) The Federal Reserve of Brazil contested the amortization of goodwill resulting from acquisitions of Placas do Paraná, Tafibrás, Tafisa (now, Arauco do Brasil S.A.) y Dynea Brasil S.A.

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

On August 28, 2020, the Company was served with an intermediate decision in Grievance of Instrument, issued by CARF that divided the claim into two parts, one at the administrative level and the other one at the judicial level:

I – The administrative level fine(deductibility of interest and isolated fine of 50%) whose estimated amount of R$34.5 million (equivalent to ThU.S.$ 7,113 as of December 31, 2023). Pursuant to these requirements on March 27, 2023, Arauco do Brasil adhered to the government program of reduction of fiscal litigation which permits a reduction of the 65% of the entire amount of the debt through the payment of the 35% of the debt in two ways: (a) payment in cash of the 30%, totaling R$3.7 million (ThU.S.$ 758 as of December 31, 2023) and (b) payment of 70% of fiscal losses, totaling R$8.6 million (ThU.S.$ 1,768 as of December 31, 2023).

Subsequently, Arauco do Brasil performed the payment in cash and also the offset with tax losses. Notwithstanding the foregoing, the Federal Reserve of Brazil (Brazilian tax service) must confirm Arauco do Brasil's compliance with the program, thus closing the part of the case which was being reviewed before an administrative venue.

II – Part of the case that remained in a judicial venue (contractual expenses deducted in the purchase of Tafisa Brasil; interest and legal expenses on debts in the amnesty program; Imposto de Renda Pessoa Jurídica, or “IRPJ”, and lower Contribuição Social sobre o Lucro Líquido, or “CSLL” whose updated estimated amount is R$ 42,167,507 (ThU.S.$ 8,692 as of December 31, 2023). Arauco do Brasil filed the Tax Debt Annulment Action.

On March 9, 2023, the trial court issued a judgment that was partially favorable to Arauco do Brasil, upholding the aforementioned claims, and thus setting aside the portion of the debt corresponding to R$ 26,554,677 (ThU.S.$ 5,474 as of December 31, 2023). However, the judgment rejected the claim related to interest and legal expenses on debts under the amnesty program, which estimated amount is R$ 15,612,831 (ThU.S.$ 3,218 as of December 31, 2023).

On May 29, 2023, the Federal Reserve filed an appeal seeking the revocation of the judgment in the section that was favorable to Arauco, while, on June 26, 2023, Arauco also filed an appeal, but seeking the ratification of the judgment regarding interest and legal expenses on debts in the amnesty program. Arauco filed its counter-arguments to the Appeal of the National Treasury and is currently awaiting the filing of counter-arguments by the National Treasury to subsequently send the case to the Court for an appellate judgment.

After the submission of counter-arguments by both parties, on July 18, 2023 the case was referred to the court for an appellate trial. The case is currently awaiting trial in court.

Considering that the Company's position is supported by solid legal arguments, there is a reasonable margin of obtaining a favorable result for the Company and that is why, as of December 31, 2023, Arauco has not established any provision for this contingency.

2) In 2013, a service provider instituted a civil lawsuit against us seeking compensation for damages allegedly caused by Arauco’s unilateral termination of its contract in connection with the implementation of the MDF 2 line of the Jaguariaiva mill. On November 01, 2021, the Civil Court of Curitiba issued its ruling, ordering Arauco to pay to the service provider an amount of ThR$ 84,000 (ThU.S.$ 17,315 as of December 31, 2023) in consideration of the alleged damages borne by the service provider during the course of the services contracts and as a result of its early termination by Arauco.

After the judgment, we were summoned and on March 8, 2022 we filed an Appeal, and the opposing party was summoned to present arguments on our appeal and filed the petition on April 11, 2022, also appealing the judgment.

In April 2023, a favorable ruling was handed down in our Appeal and we succeeded in annulling the judgment so that the case could return to its origin. This annulment ruling will also affect the expert evidence, which will have to be produced again. As a result, the provision of R$ 42,945,528 (ThU.S.$ 8,853 as of December 31, 2023) was fully reversed.

In May 2023, the contractor company filed a Motion for Clarification presenting alleged omissions, in an attempt to preserve the decision or at least the evidence already produced. Review of these remedies is currently pending. In July 2023, the appeal was dismissed.

In August 2023, the contractor filed a Special Appeal before the Higher Court of Justice, in an attempt to reverse the decision in favor of Arauco. We are waiting for a decision on the admissibility of the appeal to proceed to trial.

In October 2023, the Court decided to deny the admissibility of the new appeal to the Superior Court of Justice and the contractor filed an appeal to modify this decision and have its appeal be reviewed by the Superior Court.

In November 2023, the service provider filed to the Superior Tribunal of Justice a new recourse as an attempt to achieve admissibility. Such recourse in pending as of the date of this annual report.

Arauco Industria de México, S.A. de C.V. (before Maderas y Sintéticos de México, S.A. de C.V.

On December 12, 2022, the Tax Administration Service issued tax credit assessment resolution number 900-04-04-00-00-00-2022-978 corresponding to the 2014 tax year. Under such assessment, objections against the following items were filed: (i) the deduction of interest in the historical amount of $
85,172,274
Mexican pesos (ThU.S.$
5,035
as of December 31, 2023), from loans granted by Masisa S.A. (Chile); (ii) the tax loss in the total amount of $
275,986,671
Mexican pesos (ThU.S.$
16,315
as of December 31, 2023); (iii) the deduction of payments made to Masisa S.A. for logistics services in the total amount of $
3,058,221
Mexican pesos (ThU.S.$
181
as of December 31, 2023); (iv) the alleged generation of non-distributed dividends related to the payments indicated in items (i) and (iii) above; (v) the rejection of contributions to the Single Contribution Account in amounts expressed in Mexican pesos of $
342,372,000
(ThU.S.$
20,239
as of December 31, 2023), $
66,250,020
(ThU.S.$
3,916
as of December 31, 2023), $
46,389,980
(ThU.S.$
2,742
as of December 31, 2023) and $
11,457,000
Mexican pesos (ThU.S.$
677
as of December 31, 2023), respectively; and (vi) an alleged incorrect application of the double taxation avoidance treaty between Mexico and Chile in connection with payments described in (i) and (ii) above. The total amount of omitted tax, updates, surcharges, and fines assessed to the company amounts to $
427,484,272
Mexican pesos (ThU.S.$
25,270
as of December 31, 2023).

On February 13, 2023, a motion to dismiss was filed against the above assessment, before the General Legal Administration of the Tax Administration Service. Currently, the term for the Company to submit additional evidence has elapsed, subsequently, is pending for the tax authorities to issue a ruling which, if unfavorable, could be challenged by the Company before the Federal Court of Administrative Justice.

We believe that our position is based on solid legal grounds, but no assurance can be given that we will prevail in this claim. As of December 31, 2023, we had not made any provision whatsoever in connection with this contingency.

At the closing date, there are no other contingencies in which the Companies act as obligor, that may significantly affect their financial, economic or operational conditions.

Provisions recorded as of December 31, 2023 and 2022 are as follows:

	12-31-2023	12-31-2022
Classes of Provisions	ThU.S.$	ThU.S.$
Short-term provisions	3,905	9,513
Provisions for litigations	440	639
Other short-term provisions	3,465	8,874
Long-term provisions, non-Current	28,651	40,706
Provisions for litigations	28,651	39,029
Other long-term provisions	-	1,677
Total provisions	32,556	50,219

	12-31-2023
	Litigations (*)	Other Provisions (**)	Total
Movements in provisions	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	39,668	10,551	50,219
Changes in provisions
Additional provisions	27,732	-	27,732
Increase due to business combination	87	-	87
Used provisions	(1,743)	(5,440)	(7,183)
Reversal of unused provision	(32,276)	(1,676)	(33,952)
Increase (decrease) in foreign exchange	(3,524)	30	(3,494)
Other increases (decreases)	(31)	-	(31)
Decrease through transfer to liabilities included in disposal groups classified as held for sale	(822)	-	(822)
Total changes	(10,577)	(7,086)	(17,663)
Closing balance	29,091	3,465	32,556
(*) The increase in litigations is mainly made up of ThU.S.$ 25,098 (subsidiaries in Brazil) for civil and labor lawsuits. In addition, the decrease legal litigations correspond mainly to the reversal of the provision for a lawsuit with a supplier in the Arauco do Brasil S.A.
(**) The decrease in Other Provisions corresponds mainly to the reversal of the provision for dismantling of Line 1 o Arauco mill and the decrease in the balance of the provision for negative equity of E2E SpA.

F-70

	12-31-2022
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

NOTE 19. INTANGIBLE ASSETS

	12-31-2023	12-31-2022
Classes of intangible assets, net	ThU.S.$	ThU.S.$
Intangible assets, net	66,431	73,439
Intangible assets under development (IT programs)	2,793	5,076
Computer software	21,429	22,323
Water rights	4,999	5,185
Customer relationship	19,457	24,015
Other identifiable intangible assets	17,753	16,840
Classes of intangible assets, gross	232,484	226,642
Intangible assets under development (IT programs)	2,793	5,076
Computer software	124,794	119,353
Water rights	4,999	5,185
Customer relationship	75,337	74,860
Other identifiable intangible assets	24,561	22,168
Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(166,053)	(153,203)
Accumulated amortization and impairment, intangible assets	(166,053)	(153,203)
Computer software	(103,365)	(97,030)
Customer relationship	(55,880)	(50,845)
Other identifiable intangible assets	(6,808)	(5,328)

Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	12-31-2023
	Intangible assets under development	Computer software	Water rights	Customer relationship	Others	Total
Reconciliation of intangible assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	5,076	22,323	5,185	24,015	16,840	73,439
Changes
Additions	2,273	4,035	-	-	744	7,052
Additions through business combination	-	190	-	-	1,140	1,330
Disposals	(356)	(880)	(186)	-	-	(1,422)
Amortization	-	(8,726)	-	(4,681)	(659)	(14,066)
Impairment los recognised in profit or loss	-	-	-	-	(195)	(195)
Increase (decrease) in foreign exchange	-	312	-	124	(117)	319
Other increases (decreases)	(4,200)	4,290	-	(1)	-	89
Decrease through classified as held for sale	-	(115)	-	-	-	(115)
Changes total	(2,283)	(894)	(186)	(4,558)	913	(7,008)
Closing balance	2,793	21,429	4,999	19,457	17,753	66,431

	12-31-2022
	Intangible assets under development	Computer software	Water rights	Customer relationship	Others	Total
Reconciliation of intangible assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	4,881	27,268	5,684	29,218	17,159	84,210
Changes
Additions	1,696	3,758	2,134	-	140	7,728
Disposals	(853)	-	(2,633)	-	(108)	(3,594)
Amortization	-	(9,398)	-	(4,969)	(375)	(14,742)
Increase (decrease) in foreign exchange	-	120	-	(234)	24	(90)
Other increases (decreases)	(648)	575	-	-	-	(73)
Changes total	195	(4,945)	(499)	(5,203)	(319)	(10,771)
Closing balance	5,076	22,323	5,185	24,015	16,840	73,439

Years of useful life (average)
Computer software	5
Customer relationship	15
Brands	7

The amortization of customer relationship and computer software is presented in the consolidated statements of profit or loss under the administrative expenses line item.

NOTE 20. BIOLOGICAL ASSETS

Biological assets comprise forestry plantations, mainly radiata and taeda pine, and to a lesser extent eucalyptus. The plantations are located in Chile, Argentina, Brazil and Uruguay.

As of December 31, 2023, Arauco had a total surface of 1.7 million hectares of which 969 thousand hectares are used for forestry planting, 509 thousand hectares are native forest, 114 thousand hectares are used for other purposes and 140 thousand hectares not yet planted. Lands corresponding to native forest, lands used for other purposes and lands not yet planted are presented in property, plant & equipment, Forest plantations are presented in Biological Assets.

For the twelve-months period ended December 31, 2023, the production volume of logs totaled 19.7 million m3 (21 million m3 as of December 31, 2023).

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

- Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s own industrial centers and sales to third parties at market prices. Sales margin of the different products that are harvested in the forest is also considered in the valuation. The changes in the value of the plantations pursuant to the criteria defined above are accounted for in the results for the period, as established in IAS 41. These changes are presented in the consolidated statements of profit or loss under the line item other income per function, which as of December 31, 2023 amounted to ThU.S.$ 264,477 (ThU.S.$ 12,932 as of December 31, 2022). The appraisal of biological assets resulted in a greater cost of the lumber sold in comparison to the real incurred cost, which is presented included in the cost of sales which as of December 31, 2023 amounted to ThU.S.$ 344,991 (ThU.S.$ 309,670 as of December 31, 2022).

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

		ThU.S.$
Discount rate	0.5	(116,381)
	-0.5	124,280
Margins (%)	10	450,997
	-10	(450,997)

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

As of December 31, 2023, there were no forestry plantations pledged as security.

Detail of Biological Assets with Restricted Ownership

As of the date of these consolidated financial statements, there are no biological assets with restricted ownership.

No significant government grants have been received.

Current and Non-Current Biological Assets

As of the date of these consolidated financial statements, the current and non-current biological assets were as follows:

	12-31-2023	12-31-2022
	ThU.S.$	ThU.S.$
Current	370,957	330,435
Non-current	2,651,622	2,864,935
Total	3,022,579	3,195,370

Reconciliation of carrying amount of biological assets

	12-31-2023
	Current	Non-current	Total
Movement	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	330,435	2,864,935	3,195,370
Changes in real incurred cost	(3,401)	163,890	160,489
Additions through acquisition	1,570	416,792	418,362
Sales	(168)	(6,167)	(6,335)
Harvest	(147,901)	-	(147,901)
Increases (decreases) in foreign exchange	(4,032)	20,039	16,007
Loss of forest due to fires	(1,652)	(63,353)	(65,005)
Transfers to non-current assets held for sale	(11,022)	(43,939)	(54,961)
Transfers from non-current to current	159,804	(159,804)	-
Other increases (decreases)	-	322	322
Changes in fair value	43,923	(377,203)	(333,280)
Gain (losses) arising from changes in fair value minus sale costs	-	264,477	264,477
Sales	(51)	(5,736)	(5,787)
Harvest	(322,232)	-	(322,232)
Loss of forest due to fires	-	(43,721)	(43,721)
Transfers to non-current assets held for sale	(48,148)	(177,869)	(226,017)
Transfers from non-current to current	414,354	(414,354)	-
Total changes	40,522	(213,313)	(172,791)
Closing balance	370,957	2,651,622	3,022,579

	12-31-2022
	Current	Non-current	Total
Movement	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	329,586	3,008,897	3,338,483
Changes in real incurred cost	18,600	156,351	174,951
Additions through acquisition	35	293,231	293,266
Sales	(428)	(9,512)	(9,940)
Harvest	(115,373)	-	(115,373)
Increases (decreases) in foreign exchange	(2,077)	14,680	12,603
Loss of forest due to fires	-	(13,346)	(13,346)
Transfers to non-current assets held for sale	-	4,938	4,938
Transfers from non-current to current	133,640	(133,640)	-
Decrease due to loss of control in subsidiary	2,803	-	2,803
Changes in fair value	(17,751)	(300,313)	(318,064)
Gain (losses) arising from changes in fair value minus sale costs	2,345	10,587	12,932
Sales	106	(13,306)	(13,200)
Harvest	(320,810)	-	(320,810)
Loss of forest due to fires	-	(3,781)	(3,781)
Transfers to non-current assets held for sale	-	5,220	5,220
Transfers from non-current to current	299,498	(299,498)	-
Decrease due to loss of control in subsidiary	1,110	465	1,575
Total changes	849	(143,962)	(143,113)
Closing balance	330,435	2,864,935	3,195,370

Regarding the fires that occurred in Chile in early 2023 in the regions of Maule, Ñuble, Araucanía, Biobío and Los Ríos. Arauco had
47 thousand
hectares of productive forest plantations were affected. During 2023, management was carried out that allowed to recover an approximate equivalent to
12 thousand
hectares.

As of December 31, 2023, a forest fires loss net of insurance compensation of U.S.$ 17 million was recognized for the fires in Chile, reducing the gross value of the biological assets, which represents 3.2% of the value of the forest plantations of Arauco.

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

Detail information of disbursements related to the environment

As of December 31, 2023 and 2022 Arauco had made and / or had committed the following disbursements in major environmental projects:

12-31-2023		Disbursements undertaken 2023				Committed Disbursements
		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of project	of project	ThU.S.$	Expense	destination item	ThU.S.$	date
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	1,624	Assets	Properties, plants and equipments	608	2024
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	9,095	Assets	Properties, plants and equipments	4,019	2024
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	5,102	Assets	Properties, plants and equipments	13,072	2024
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	19,046	Expense	Operating costs	-	2024
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	17,397	Expense	Operating costs	-	2024
Arauco do Brasil S.A.	Environmental improvement studies	In process	1,395	Assets	Properties, plants and equipments	918	2024
Arauco Industria de Paineis S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	3,677	Expense	Operating costs	127	2024
Forestal Arauco S.A.	Environmental improvement studies	Finished	336	Expense	Operating costs	-	2023
Forestal Arauco S.A.	Environmental improvement studies	In process	1,895	Expense	Operating costs	1,785	2023
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	654	Assets	Properties, plants and equipments	52	2024
Celulosa y Energía Punta Pereira S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	-	Assets	Properties, plants and equipments	2,650	2024
Arauco North America, Inc	Investment projects for the control and management of gas emissions from industrial process	In process	2,854	Assets	Properties, plants and equipments	697	2024
Arauco North America, Inc	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	249	Assets	Properties, plants and equipments	-	2024
Arauco North America, Inc	Investment projects for the control and management of gas emissions from industrial process	Finished	856	Assets	Properties, plants and equipments	-	2023
Arauco North America, Inc	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	1,984	Assets	Properties, plants and equipments	-	2023
		TOTAL	66,164			23,928

12-31-2022		Disbursements undertaken 2022				Committed Disbursements
		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of project	of project	ThU.S.$	Expense	destination item	ThU.S.$	date
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	6,898	Assets	Property, plant and equipment	2,029	2023
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,540	Assets	Property, plant and equipment	10,677	2023
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	167	Assets	Property, plant and equipment	687	2023
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	68	Assets	Property, plant and equipment	632	2023
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	12,506	Expense	Operating cost	-	2023
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	13,556	Expense	Operating cost	-	2023
Arauco Argentina S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	119	Assets	Property, plant and equipment	169	2023
Arauco Argentina S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	427	Assets	Property, plant and equipment	-	2022
Arauco Florestal Arapoti S.A.	Environmental improvement studies	Finished	724	Assets	Property, plant and equipment	-	2022
Arauco Industria de Paineis S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	4,102	Assets	Property, plant and equipment	8	2023
Arauco Industria de Paineis S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	366	Assets	Property, plant and equipment	-	2022
Forestal Arauco S.A.	Environmental improvement studies	In process	1,648	Expense	Operating cost	124	2023
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	47	Assets	Property, plant and equipment	295	2023
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	687	Expense	Operating cost	-	2022
Arauco North America, Inc	Investment projects for the control and management of gas emissions from industrial process	In process	684	Assets	Property, plant and equipment	1,651	2023
Arauco North America, Inc	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,369	Assets	Property, plant and equipment	454	2023
		TOTAL	44,908			16,726

NOTE 22. NON-CURRENT ASSETS HELD FOR SALE

On December 20, 2023, Arauco entered into a share purchase agreement (“SPA”). Pursuant to this agreement, Arauco, along with its subsidiary Inversiones Arauco Internacional Limitada (“IAIL”, and jointly with Celulosa Arauco, the “Sellers”), agreed to sell to a company specially incorporated for such purpose and designated by the Brazilian company Klabin S. A. (the “Buyer”) all of the shares and interests that the Sellers directly hold in the subsidiaries Arauco Florestal Arapotí S.A. and Arauco Forest Brasil S.A., and indirectly hold in the subsidiary Empreendimentos Florestais Santa Cruz Ltda. and in the associate Florestal Vale do Corisco S.A. (jointly, the “Brazilian Forestry Companies”), which own assets mainly in the state of Paraná, Brazil.

The assets included in the sale are all the shares and interests in these Brazilian forestry companies, except for Florestal Vale do Corisco S.A., where the Sellers indirectly own 49% of this associate shares.

The eucalyptus and pine forest plantations included in the transaction span approximately 85,000 hectares. Moreover, it should also be noted that the sale of shares and interests does not extend to the industrial assets related to the panel mills in Brazil, nor to other forestry assets located mainly in the state of Mato Grosso do Sul, Brazil, which are related to an industrial project to subsequently build a pulp mill, known as “Project Sucuriú.”

The total price of the agreed purchase amounts to the sum of ThU.S.$ 1,160,000, payable on the closing date of the transaction (the “Closing”). The purchase price is subject to customary adjustments in this type of transactions, depending on factors such as working capital, net debt and the amount of standing timber of pine and eucalyptus of the Brazilian forestry companies, existing at the Closing. Furthermore, the Closing would be subject to the fulfillment of the usual conditions precedent for this type of operation, among which is the authorization by the Brazilian antitrust authorities (Consejo Administrativo de Defensa Económica or “CADE”).

It has been preliminarily estimated that, should the transaction close, it will have a positive effect on earnings for 2024 of approximately US$ 130 million after taxes (plus the reverse of the deferred tax recorded in 2023 and mentioned later in this Note), resulting from the sale of the shares and interests in the Brazilian forestry companies, which belong to the pulp segment.

Given the above conditions and effective as of December 31, 2023, the assets and liabilities associated with this operation, have been reclassified to Assets and Liabilities held for sale, in accordance with IFRS 5.

Prior to the reclassification to held for sale and as prescribed by IFRS 5, Arauco assessed whether at that date it was necessary to conduct an adjustment to bring such assets to the lower of their book value and realizable value, resulting in no adjustment to be recorded (the value of the sale is higher than the book value).

The following table sets forth information on the main types of non-current assets and liabilities held for sale:

F-78

	12-31-2023	12-31-2022
Assets classified as held for sale	ThU.S.$	ThU.S.$
Current assets classified as held for sale
Cash and cash equivalents	9,852	-
Other current non-financial assets	3,244	128
Trade and other current receivables	2,879	-
Inventories	13,780	-
Current biological assets	59,169	-
Current tax assets	1,348	-
Total	90,272	128

Non-current assets classified as held for sale
Other non-current non-financial assets	1,869	-
Intangible assets other tan goodwill	115	-
Property, plant and equiment	68,040	307
Right of use assets	17,308	-
Non-current biological assets	222,654	844
Investments accounted using the equity method	29,102	-
Total	339,088	1,151
Assets classified as held for sale (*)	429,360	1,279

(*) Only ThU.S.$ 180 of the ThU.S.$ 429,360 correspond to assets other than the sale operation that will be carried out by the Brazilian companies.

In 2023 there was a decrease of ThU.S.$ 1,099, mainly in biological assets and plants and equipment that were not sold and that were transferred back to their original items.
	12-31-2023	12-31-2022
Liabilities classified as held for sale	ThU.S.$	ThU.S.$
Current liabilities classified as held for sale
Other current non-financial liabilities	1,040	-
Trade and other current payables	7,834	-
Current tax liabilities	3,430	-
Current lease liabilities	4,826	-
Total	17,130	-

Non-current liabilities classified as held for sale
Non-current payables and other accounts payables	1	-
Other long-term provisions	822	-
Deferred tax liabilities	67,406	-
Non-current lease liabilities	13,969	-
Total	82,198	-
Liabilities classified as held for sale	99,328	-

As of December 31, 2023, the Company has recognized net deferred tax assets of ThU.S.$78,061 resulting from the proposed sale transaction. These deferred taxes reflect the difference between the financial book value and tax value of the companies to be sold, which were not previously recorded in accordance with IAS 12. This value is comprised of a charge to earnings for 2023 of ThU.S.$57,110 and a credit to conversion reserves of ThU.S.$135,171 (see note 6). These deferred taxes will be subsequently allocated to the tax result that will be generated at the closing of the sale of the aforesaid investments. As of December 31, 2022, there were no significant impacts on earnings to be reported.

NOTE 23. FINANCIAL INSTRUMENTS

23.1	Classification

Arauco's financial instruments as of December 31, 2023 and 2022, are displayed in the table below. Regarding those instruments valued at an amortized cost, an estimation of their fair value is displayed for informational purposes.

Financial instruments	12-31-2023		12-31-2022
Thousands of dollars	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets at fair value through profit or loss (held for trading)	132,869	132,869	110,208	110,208
Derivative (1)	61	61	144	144
Mutual funds (1)	132,808	132,808	110,064	110,064

Financial assets at amortized cost	1,551,929	1,551,929	1,476,046	1,476,046
Cash and cash equivalents (amortized cost)	437,200	437,200	557,143	557,143
Cash	338,033	338,033	298,577	298,577
Time deposits	99,167	99,167	258,566	258,566
Accounts receivable (net)	1,099,403	1,099,403	905,969	905,969
Trade receivables	688,134	688,134	726,972	726,972
Lease receivable	80,925	80,925	28,935	28,935
Sundry debtors	11,320	11,320	8,911	8,911
Other receivables	248,217	248,217	56,973	56,973
Prepayments	70,807	70,807	84,178	84,178
Accounts receivable from related parties	2,616	2,616	7,563	7,563
Other financial assets (2)	12,710	12,710	5,371	5,371

Hedging assets	41,044	41,044	73,156	73,156

Financial liabilities at amortized cost (3)	7,896,442	7,227,349	6,572,325	6,331,528
Bonds issued denominated in U.S. dollars	3,402,747	2,936,324	3,397,376	3,136,318
Bonds issued denominated in U.F. (4)	1,594,291	1,323,194	1,116,083	1,167,251
Bank borrowings in U.S. dollars	878,793	933,723	415,462	408,278
Bank borrowings in other currencies	620,258	633,755	525,215	501,492
Lease liabilities	559,382	559,382	264,224	264,224
Trade and other payables	811,032	811,032	832,954	832,954
Accounts payable to related parties	29,939	29,939	21,011	21,011

Financial liabilities at fair value through profit or loss	498	498	17	17

Hedging liabilities	107,506	107,506	76,669	76,669

(1)
Although mutual funds are measured at fair value through profit or loss for purposes of the consolidated statements of financial position mutual funds are classified as “Cash and cash equivalents” due to the are highly liquid short-term investment.

(2)	Corresponds to the balance of assets from margin call for current derivatives (collateral).
(3)
Financial liabilities measured at amortized cost, other than “Trade and other payables”, “
Accounts payable to related parties”
and derivatives are presented in the consolidated statements of financial position in the line item “Other financial liabilities” as current and non-current based on their maturity.

(4)	The Unidad de Fomento (“U.F.”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index.

23.2	Fair Value Hierarchy of Financial Assets and Liabilities

The assets and liabilities measured at fair value in the consolidated statements of financial position as of December 31, 2023 and 2022, have been measured based on the valuation methodologies provided in IFRS 13. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

- Level 1: Securities or quoted prices in active markets for identical assets and liabilities

- Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

- Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

	12-31-2023	Level 1	Level 2	Level 3
Fair value	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Financial assets at fair value through profit or loss (held for trading)
Derivatives	61		61	-
Mutual Funds	132,808	132,808	-	-

Hedging assets	41,044	-	41,044	-

Financial liabilities at fair value through profit or loss	498	-	498	-
Hedging liabilities	107,506	-	107,506	-

	12-31-2022	Level 1	Level 2	Level 3
Fair value	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Financial assets at fair value through profit or loss (held for trading)
Derivatives	144	-	144	-
Mutual Funds	110,064	110,064	-	-

Hedging assets	73,156	-	73,156	-

Financial liabilities at fair value through profit or loss	17	-	17	-
Hedging liabilities	76,669	-	76,669	-

At the closing date of these consolidated financial statements, there have been no transfers between the different hierarchy levels.

23.3	Explanation of the valuation of financial instruments.

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

Given that our cross-currency swaps correspond to future flows in U.F., U.S. dollars and Euros, Arauco calculates the current value of such flows by using the U.F. zero coupon curve, dollar zero coupon and the Euro zero coupon.

The fair value of the interest rate swap contracts is calculated by reference to the rate differential between the agreed upon rate and the market rate as of the end date of these consolidated financial statements.

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

The following table sets forth a reconciliation between the financial liabilities and the consolidated statements of financial position as of December 31, 2023 and 2022:

	12-31-2023
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Other current financial liabilities , Total	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Other non- current financial liabilities , Total	Total
Bonds obligations	29,114	569,526	598,640	296,326	708,379	3,393,693	4,398,398	4,997,038
Bank borrowings	86,243	388,779	475,022	786,031	169,016	68,982	1,024,029	1,499,051
Swap and Forward	8,863	-	8,863	99,141	-	-	99,141	108,004
Total other financial liabilities (a)	124,220	958,305	1,082,525	1,181,498	877,395	3,462,675	5,521,568	6,604,093

	12-31-2023
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Lease liabilities	16,911	30,331	47,242	70,451	58,933	382,756	512,140	559,382
Total lease liabilities (b)	16,911	30,331	47,242	70,451	58,933	382,756	512,140	559,382

	12-31-2023
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Trade and other payables	744,010	16,445	760,455	27,763	-	22,814	50,577	811,032
Accounts payable to related companies	6,958	-	6,958	-	7,581	15,400	22,981	29,939
Total accounts payable (c)	750,968	16,445	767,413	27,763	7,581	38,214	73,558	840,971

Total financial liabilities (a) + (b) + (c)	892,099	1,005,081	1,897,180	1,279,712	943,909	3,883,645	6,107,266	8,004,446

	12-31-2022
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Other non- current financial liabilities, Total	Total
Bonds obligations	29,114	66,436	95,550	585,518	782,344	3,050,047	4,417,909	4,513,459
Bank borrowings	109,889	167,905	277,794	368,353	164,873	129,657	662,883	940,677
Swap and Forward	2,107	-	2,107	74,579	-	-	74,579	76,686
Total other financial liabilities (a)	141,110	234,341	375,451	1,028,450	947,217	3,179,704	5,155,371	5,530,822

F-82

	12-31-2022
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Lease liabilities	11,339	25,445	36,784	45,904	38,906	142,630	227,440	264,224
Total lease liabilities (b)	11,339	25,445	36,784	45,904	38,906	142,630	227,440	264,224

	12-31-2022
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Trade and other payables	795,533	17,305	812,838	2,462	-	17,654	20,116	832,954
Accounts payable to related companies	14,280	-	14,280	3,283	-	3,448	6,731	21,011
Total accounts payable (c)	809,813	17,305	827,118	5,745	-	21,102	26,847	853,965

Total financial liabilities (a) + (b) + (c)	962,262	277,091	1,239,353	1,080,099	986,123	3,343,436	5,409,658	6,649,011

23.4	Derivative Instruments

Hedging instruments recorded as of December 31, 2023 are cash flow hedges. Arauco uses derivatives for hedging purposes, such as cross currency swaps, currency and commodity forwards, interest rate swaps, and options. Depending on the fair value of each instrument, the position could be either an asset or a liability, and they are listed in the consolidated statements of financial position under other non-current financial assets or other non-current financial liabilities, respectively. The effects for the period are presented in consolidated statement of changes in equity as other comprehensive income or the consolidated statements of comprehensive income as finance income or finance costs, net of differences in exchange rate of the hedged items and the deferred tax.

A summary of the derivative financial instruments included in the consolidated statements of financial position as of December 31, 2023 and 2022, is presented below:

Financial instruments	12-31-2023 Fair value ThU.S.$	12-31-2022 Fair value ThU.S.$
Financial assets at fair value through profit or loss	61	144
Derivatives (1)	61	144

Hedging assets	41,044	73,156
Derivatives (1)	7,533	17,629
Cross Currency Swaps (2)	33,511	55,527

Financial liabilities at fair value through profit or loss	(498)	(17)
Derivatives (1)	(2)	(17)
Forward	(496)	-

Hedging liabilities	(107,506)	(76,669)
Derivatives (1)	(1,201)	(650)
Cross currency swaps (2)	(106,305)	(76,019)
(1)

Includes HFO swap, zero cost collar, forward and IRS from Chile, USA, Argentina and Uruguay tables.
(2)

Includes cross currency swaps from Chile.

23.4.1. Chile

In order to cover the exposure to variation in cash flows associated with fluctuations in exchange rates, interest rates or commodity prices, Arauco Chile has the following derivatives as of December 31, 2023 and 2022:

Cross currency swaps

Cross currency swaps to cover the exposure to the exchange rate risk generated from bonds denominated in U.F.

Bond	Institution	Amount U.S.$	Amount U.F.	Starting date	Ending date	12-31-2023 fair value ThU.S.$	12-31-2022 fair value ThU.S.$
F	Scotiabank	24,453,184	636,364	10-30-2014	4-30-2023	-	1,625
F	Scotiabank	24,422,642	636,364	10-30-2014	4-30-2023	-	1,673
F	Santander	24,167,222	636,364	10-30-2014	4-30-2023	-	1,905
F	BCI	21,000,013	545,455	10-30-2021	10-30-2029	2,400	2,692
F	BCI	23,940,993	636,364	10-30-2014	4-30-2023	-	2,154
F	Scotiabank	21,025,232	545,455	10-30-2021	10-30-2029	2,673	3,212
F	Banco de Chile	20,714,763	545,455	4-30-2019	10-30-2029	1,998	2,104
F	BCI	20,933,693	545,455	4-30-2023	10-30-2029	1,922	-
F	BCI	20,959,872	545,455	4-30-2023	10-30-2029	1,901	-
F	BCI	20,520,850	545,455	4-30-2023	10-30-2029	2,273	-
F	BCI	20,714,761	545,455	4-30-2023	10-30-2029	2,104	-
P	BCI	31,500,021	818,182	11-15-2021	11-15-2032	4,019	4,709
P	BCI	31,497,364	818,182	11-15-2021	11-15-2032	4,861	5,695
P	Itau	34,698,415	818,182	11-15-2023	11-15-2032	(407)	-
P	Santander	68,322,611	1,636,363	11-15-2023	11-15-2032	(685)	-
P	Scotiabank	36,629,274	863,636	11-15-2013	11-15-2023	-	(1,025)
P	Santander	36,059,158	863,636	11-15-2013	11-15-2023	-	(448)
P	Deutsche	36,059,158	863,636	11-15-2013	11-15-2023	-	(401)
R	Santander	128,611,183	3,000,000	10-1-2014	4-1-2024	(4,612)	(5,117)
R	JP Morgan	43,185,224	1,000,000	10-1-2014	4-1-2024	(1,556)	(1,725)
R	Itau	43,277,070	1,000,000	10-1-2014	4-1-2024	(1,447)	(1,835)
S	Santander	201,340,031	5,000,000	11-15-2016	11-15-2026	8,946	10,004
W	Goldman Sachs	40,521,750	1,000,000	10-10-2018	10-10-2028	(129)	(167)
W	Scotiabank	40,537,926	1,000,000	10-10-2018	10-10-2028	(154)	(148)
W	Goldman Sachs	40,066,555	1,000,000	10-10-2018	10-10-2028	414	369
X	Santander	118,400,504	3,000,000	10-10-2018	10-10-2038	(6,778)	10,457
X	Santander	97,971,786	2,500,000	10-10-2018	10-10-2038	(5,358)	8,928
Y	JP Morgan	89,387,460	2,000,000	4-10-2023	4-10-2032	(9,435)	-
Z	Santander	90,274,363	2,000,000	4-10-2023	4-10-2032	(10,687)	-
Z	Banco de Chile	44,572,044	1,000,000	4-10-2023	4-10-2032	(4,135)	-
Z	JP Morgan	44,572,044	1,000,000	4-10-2023	4-10-2032	(4,290)	-
Z	JP Morgan	44,559,642	1,000,000	4-10-2023	4-10-2032	(3,962)	-
AB	BCI	43,724,036	1,000,000	5-15-2023	5-15-2033	(3,116)	-
AB	BCI	43,709,927	1,000,000	5-15-2023	5-15-2033	(2,744)	-
AB	BCI	43,762,973	1,000,000	5-15-2023	5-15-2033	(2,893)	-
AB	Banco de Chile	43,601,403	1,000,000	5-15-2023	5-15-2033	(2,534)	-
AB	Itau	43,654,189	1,000,000	5-15-2023	5-15-2033	(2,581)	-
						(33,992)	44,661

Cross currency swaps contracts to cover the exposure to the risk of the exchange rate for bank contracts in Euro.

Institution	Amount U.S.$	Amount EUR	Starting date	Ending date	12-31-2023 fair value ThU.S.$	12-31-2022 fair value ThU.S.$
Santander	83,767,059	70,588,235	6-15-2021	12-15-2029	(8,173)	(13,279)
Banco de Chile	41,883,529	35,294,118	6-15-2021	12-15-2029	(3,640)	(6,491)
MUFG	83,767,059	70,588,235	6-15-2021	12-15-2029	(7,729)	(12,898)
JP Morgan	167,534,118	141,176,471	6-15-2021	12-15-2029	(15,392)	(26,033)
HSBC	41,883,529	35,294,118	6-15-2021	12-15-2029	(3,868)	(6,452)
					(38,802)	(65,153)

23.4.2.	Uruguay

Forward

As of December 31, 2023 and 2022, Arauco through its subsidiaries as a joint operation (50%) in Uruguay maintained the following forward contracts in force and effect for the purposes of ensuring an exchange rate for sale of dollars:

Exchange rate	Institution	12-31-2023 notional ThU.S.$	12-31-2023 fair value ThU.S.$	12-31-2022 notional ThU.S.$	12-31-2022 fair value ThU.S.$
UYUUSD	HSBC - Uruguay	8,490	292	13,735	1,138
UYUUSD	Citibank U.K.	5,550	163	-	-
UYUUSD	Itau - Uruguay	12,855	358	8,480	451
UYUUSD	Itau - Uruguay	-	-7	-	-
UYUUSD	Banco de la República Oriental de Uruguay	1,920	107	3,805	166
EURUSD	Itau - Uruguay	299	14	859	33
EURUSD	Santander - Uruguay	916	10	2,416	3
EURUSD	Santander - Uruguay	-	-	-	(1)
			937		1,790

Commodity swap

Arauco Uruguay's profits and through its subsidiaries as a joint operation (50%), also face exposure to the price variation of certain fuels, as occurs with Fuel Oil N°6, which is used during the pulp manufacturing process. In order to minimize this risk, the volatility of future flows associated to the purchase of Fuel Oil No. 6 through forwards of this commodity. The agreements that are in force and effect as of December 31, 2023 and 2022, are detailed below:

Commodity	Institution	12-31-2023 notional ThU.S.$	12-31-2023 fair value ThU.S.$	12-31-2022 notional ThU.S.$	12-31-2022 fair value ThU.S.$
Fuel Oil N°6	JP Morgan - N.A.	4,257	43	7,367	677
Fuel Oil N°6	DNB Bank ASA	7,206	9	7,366	62
Fuel Oil N°6	BNP Paribas	4,111	19	-	-
Fuel Oil N°6	JP Morgan - N.A.	-	(353)	-	(252)
Fuel Oil N°6	DNB Bank ASA	-	(530)	-	(397)
Fuel Oil N°6	BNP Paribas	-	(313)	-	-
			(1,125)		90

Interest rate swap

In addition, Arauco through its subsidiaries as a joint operation (50%) in Uruguay, does not maintains any Interest Rate Swap in force and effect, a derivative instrument which purpose is to set the interest rate of a variable rate debt in the same currency (USD). The valuation off this instrument as of December 31, 2023 and 2022 is shown below:

Exchange rate	Institution	Notional ThU.S.$	12-31-2023 fair value ThU.S.$	12-31-2022 fair value ThU.S.$
USD	DNB Bank ASA	-	-	110
			-	110

Note: The values and amounts indicated in the section 23.4.2 correspond to 50% of the total Uruguayan companies amounts, showing the participation that Arauco has in this companies.

23.4.3.	United States

Interest rate swap

Arauco through its subsidiary in United States maintains an Interest Rate Swap with the purpose of setting the interest rate of a variable rate debt in the same currency (USD). The instrument was settled on September 2020 and the valuation off this instrument as of December 31, 2023 and 2022 is shown below:

Institution	Amount ThU.S.$	Starting date	Ending date	12-31-2023 fair value ThU.S.$	12-31-2022 fair value ThU.S.$
JP Morgan - N.A.	70,000,000	4-28-2020	4-28-2024	2,234	5,062
Goldman Sachs N.A.	70,000,000	4-28-2020	4-28-2024	2,109	5,004
JP Morgan - N.A.	70,000,000	4-28-2020	4-28-2024	2,236	5,067
				6,579	15,133

23.4.4.

Argentina

As of December 31, 2023 and 2022, Arauco through its subsidiary in Argentina maintained the following forward contracts in force and effect for the purposes of ensuring an exchange rate of dollars:

Exchange rate	Institution	Amount ThU.S.$	Starting date	Ending date	12-31-2023 fair value ThU.S.$	12-31-2022 fair value ThU.S.$
ARSUSD	BBVA - Argentina	6,000	3-30-2023	4-28-2023	-	(17)
ARSUSD	HSBC	5,000	11-29-2023	1-31-2024	(496)	-
					(496)	(17)

23.5	Cash equivalent, loans, receivables and other financial assets

The financial assets measured at amortized cost using the effective interest method and tested for impairment are: cash and cash equivalent, time deposits, repurchase agreements, trade and other current/non-current receivables (with third parties and from related parties).

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. In the consolidated statements of financial position, they are included in line items “Cash and cash equivalents” (certain components of cash and cash equivalents), “Trade and other current/non-current receivables” and “Accounts receivable from related parties”.

As of December 31, 2023 and 2022, there are provisions for impairment for ThU.S.$ 10,430 and ThU.S.$ 7,960, respectively.

	12-31-2023	12-31-2022
	ThU.S.$	ThU.S.$
Financial assets at amortized cost	1,551,929	1,476,046
Cash and cash equivalents (Mutual Funds not included)	437,200	557,143
Cash	338,033	298,577
Time deposits	99,167	258,566
Accounts receivables (net)	1,102,019	913,532
Trade receivables	688,134	726,972
Lease receivable	80,925	28,935
Sundry debtors	11,320	8,911
Other receivables	248,217	56,973
Prepayments	70,807	84,178
Accounts receivable from related parties	2,616	7,563
Other financial assets (*)	12,710	5,371
(*) Corresponds to the balance of assets from margin call for current derivatives (collateral).

23.5.1. Cash and cash equivalents

Includes cash on hand, bank checking account balances and time deposits and other short-term highly liquid investments with an original maturity of three months or less. They are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

The composition of cash and cash equivalents (including the balance of mutual funds displayed in this note as valuation, instruments at fair value with profit or loss) at December 31, 2023 and 2022, classified by currency is as follows:

	12-31-2023	12-31-2022
	ThU.S.$	ThU.S.$
Cash and cash equivalents	570,008	667,207
U.S. dollars	310,108	395,254
Euro	6,532	4,884
Real	30,402	103,829
Argentine pesos	58,592	97,859
Mexican pesos	26,439	28,564
Other currencies	3,149	26,793
Chilean pesos	134,786	10,024

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

23.5.4 Sundry debtors:
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

The following table sets forth trade and other current/non-current receivables classified by currencies as of December 31, 2023 and 2022:

	12-31-2023	12-31-2022
	ThU.S.$	ThU.S.$
Trade and other current receivables	997,902	873,295
U.S. dollars	711,883	614,204
Euros	30,330	36,425
Real	67,137	50,646
Argentine pesos	19,916	33,287
Mexican pesos	34,234	33,089
Other currencies	640	1,972
Chilean pesos	115,907	97,616
U.F.	17,855	6,056

Accounts receivable from related parties, current	2,616	7,563
Other currencies	14	-
Argentine pesos	174	4,713
Chilean pesos	2,428	2,850

Trade and other non-current receivables	101,501	32,674
U.S. dollars	13,613	5,880
Real	21,614	-
Chilean pesos	1,889	3,434
U.F.	64,385	23,360

23.6
Financial li
abilities

Arauco's financial liabilities to the date of these consolidated financial statements are as follows:

Financial liabilities	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$
Total financial liabilities	8,004,446	6,649,011
Financial liabilities at fair value through profit or loss	498	17
Hedging liabilities	107,506	76,669
Financial liabilities at amortized cost	7,896,442	6,572,325

The following table sets forth the current portion of the non-current bank borrowings and debt issued as of December 31, 2023 and 2022.
	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$
Bank borrowings - current portion	304,830	139,252
Bonds issued - current portion	89,970	95,550
Total	394,800	234,802

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

At the end of these consolidated financial statements, Arauco includes in this category bank borrowings, bonds issued denominated in U.S. dollars and in U.F., lease liabilities, and trade and other payables.

		12-31-2023	12-31-2022	12-31-2023	12-31-2022
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
	Currency	Amortized cost		Fair value
Total financial liabilities		7,896,442	6,572,325	7,227,349	6,331,528
Bonds issued	U.S. dollar	3,402,747	3,397,376	2,936,324	3,136,318
Bonds issued	U.F.	1,594,291	1,116,083	1,323,194	1,167,251
Bank borrowings	U.S. dollar	878,793	415,462	933,723	408,278
Bank borrowings	Euro	414,428	455,325	633,755	501,492
Bank borrowings	Other currencies	205,830	69,890	-	-
Lease liabilities	U.F.	31,797	16,936	31,797	16,936
Lease liabilities	Chilean pesos	33,489	11,265	33,489	11,265
Lease liabilities	Real	364,011	101,269	364,011	101,269
Lease liabilities	Mexican pesos	3,540	3,238	3,540	3,238
Lease liabilities	U.S. dollar	126,199	131,292	126,199	131,292
Lease liabilities	Euro	150	201	150	201
Lease liabilities	Other currencies	196	23	196	23
Trade and other payables	U.S. dollar	173,681	234,226	173,681	234,226
Trade and other payables	Euro	18,933	23,277	18,933	23,277
Trade and other payables	Real	98,198	85,450	98,198	85,450
Trade and other payables	Argentine pesos	46,403	54,078	46,403	54,078
Trade and other payables	Mexican pesos	18,336	16,791	18,336	16,791
Trade and other payables	Other currencies	14,609	10,476	14,609	10,476
Trade and other payables	Chilean pesos	399,338	369,300	399,338	369,300
Trade and other payables	U.F.	41,534	39,356	41,534	39,356
Accounts payable to related parties	U.S. dollar	15,400	202	15,400	202
Accounts payable to related parties	Chilean pesos	14,539	20,809	14,539	20,809

The financial liabilities at amortized cost presented in the consolidated statements of financial position as of December 31, 2023 and 2022 are as follows:

	12-31-2023 ThU.S.$
	Current	Non-current	Total
Other financial liabilities	1,073,662	5,422,427	6,496,089
Lease liabilities	47,242	512,140	559,382
Trade and other payables	760,455	50,577	811,032
Accounts payable to related parties	6,958	22,981	29,939
Total financial liabilities at amortized cost	1,888,317	6,008,125	7,896,442

	12-31-2022 ThU.S.$
	Current	Non-current	Total
Other financial liabilities	373,344	5,080,792	5,454,136
Lease liabilities	36,784	227,440	264,224
Trade and other payables	812,838	20,116	832,954
Accounts payable to related parties	14,280	6,731	21,011
Total financial liabilities at amortized cost	1,237,246	5,335,079	6,572,325

23.8 Cash flow hedges reserve reconciliation

The following table sets forth the reconciliation balances of cash flow hedges presented in the consolidated statements of comprehensive income:

	January - December
	2023 ThU.S.$	2022 ThU.S.$	2021 ThU.S.$
Opening balance	(10,112)	(136,859)	(37,007)
Gains (losses) on cash flow hedges, before tax	(72,816)	186,911	(84,879)
Recycle of cash flow hedges to profit or loss	(1,634)	(9,577)	(45,426)
Income tax relating to cash flow hedges of other comprehensive income	19,610	(50,587)	30,453
Closing balance	(64,952)	(10,112)	(136,859)

23.9 Capital disclosures

23.9.1 Information on objectives, policies and processes applied by the company regarding capital management

Arauco’s policies on capital management have the objective of:

a)	Ensuring business continuity and normal operations in the long-term;
b)	Ensuring funding for new investments to achieve sustainable growth over time;
c)	Keeping adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and
d)	Maximizing the Company’s value and providing an adequate return to shareholders.

23.9.2 Qualitative information on objectives, policies and processes applied by the company regarding capital management

Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings, bonds and lease liabilities).

23.9.3 Quantitative Information on capital management

The financial covenants to which Arauco is subject are shown in the following table:

Instrument	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$	Interest coverage >= 2,0x	Debt level (1) <= 1,2x
Domestic bonds (Chile)	1,594,291	1,116,083	N/R	✓
Term loan credit	272,664	-	✓	✓
RCF credit	225,040	-	✓	✓
Syndicate borrowing - Grayling	212,619	242,483	✓	✓
Syndicate ECA - MAPA	414,428	455,325	✓	✓
N/R: Not required for the financial obligation.
(1) Debt to equity ratio (financial debt divided by equity plus non-controlling interests).

As of December 31, 2023 and 2022, Arauco has complied with all of its financial covenants.

The following table sets forth the credit ratings of our debt instruments as of December 31, 2023, are as follows:

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

The capitalization of Arauco as of December 31, 2023 and 2022 is as follows:

	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$
Equity	8,009,029	8,259,984
Bank borrowings	1,499,051	940,677
Lease liabilities	559,382	264,224
Bonds issued	4,997,038	4,513,459
Capitalization	15,064,500	13,978,344

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

Accounts exposed to credit risk are trade receivables, financial lease debtors and other debtors.

Arauco does not have a securitized portfolio.

	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$
Current receivables

Trade receivables	688,098	726,936
Lease receivable	16,314	5,067
Sundry debtors	8,615	4,451
Other receivables	222,945	54,525
Prepayments	61,930	82,316
Net subtotal	997,902	873,295

Trade receivables	694,183	731,445
Lease receivable	16,314	5,067
Sundry debtors	10,464	4,866
Other receivables	223,956	55,687
Prepayments	61,930	82,316
Gross subtotal	1,006,847	879,381

Provision for doubtful trade receivables	6,085	4,509
Provision for doubtful lease receivable	-	-
Provision for doubtful sundry debtors	1,849	415
Provision for doubtful other receivables	1,011	1,162
Subtotal bad debt	8,945	6,086

Non-current receivables

Trade receivables	36	36
Lease receivable	64,611	23,868
Sundry debtors	2,705	4,460
Other receivables	25,272	2,448
Prepayments	8,877	1,862
Net subtotal	101,501	32,674

Trade receivables	1,521	1,910
Lease receivable	64,611	23,868
Sundry debtors	2,705	4,460
Other receivables	25,272	2,448
Prepayments	8,877	1,862
Gross subtotal	102,986	34,548

Provision for doubtful trade receivables	1,485	1,874
Provision for doubtful lease receivable	-	-
Provision for doubtful sundry debtors	-	-
Provision for doubtful other receivables	-	-
Subtotal bad debt	1,485	1,874

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

As of December 31, 2023, Arauco’s balance for commercial debtors was ThU.S.$ 695,704 of which, according to the agreed sales conditions, 54.18% corresponded to sales on credit (open account), 44.29% to sales with letters of credit and 1.53% to other types of sales. The client with the largest Open Account debt represented 2.08% of the total accounts receivable as of that date.

Below we provide detail regarding accounts receivable, classified in tranches:

December 31, 2023
Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
N° debtor	1,375	750	34	30	79	8	3	3	2	42	2,326
ThU.S.$	638,656	41,369	1,503	9,275	70	104	55	15	11	4,646	695,704
%	91.80%	5.95%	0.22%	1.33%	0.01%	0.01%	0.01%	0.00%	0.00%	0.67%	100%

December 31, 2022
Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
N° debtor	1,500	689	69	43	37	25	18	27	16	62	2,486
ThU.S.$	700,691	23,995	1,941	474	352	133	87	94	67	5,521	733,355
%	95.56%	3.27%	0.26%	0.06%	0.05%	0.02%	0.01%	0.01%	0.01%	0.75%	100%

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

December 31, 2023:
Days	Non- past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
Letters of credit	303,333	4,828	-	-	-	-	-	-	-	-	308,161
Loss allowance provision	-	-	-	-	-	-	-	-	-	-	-
Expected loss rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Credit line	327,223	35,426	1,468	9,214	58	101	55	15	11	3,307	376,878
Loss allowance provision	3,272	-	44	30	6	10	6	15	11	2,799	6,193
Expected loss rate	1.00%	0.00%	3.00%	0.33%	10.34%	9.90%	10.91%	100.00%	100.00%	84.64%
Others	8,100	1,115	35	61	12	3	-	-	-	1,339	10,665
Loss allowance provision	-	-	-	6	5	2	-	25	-	1,339	1,377
Expected loss rate	0.00%	0.00%	0.00%	9.84%	41.67%	66.67%	0.00%	0.00%	0.00%	100.0%
Total trade receivables (ThU.S.$)	638,656	41,369	1,503	9,275	70	104	55	15	11	4,646	695,704
Total allowance for doubtful accounts (ThU.S.$)	3,272	-	44	36	11	12	6	40	11	4,138	7,570

December 31, 2022:
Days	Non- past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
Letters of credit	335,897	1,080	10	-	-	-	-	-	-	-	336,987
Loss allowance provision	-	-	-	-	-	-	-	-	-	-	-
Expected loss rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Credit line	363,423	22,175	1,791	300	299	100	87	93	67	3,505	391,840
Loss allowance provision	1,545	-	59	34	38	10	9	93	41	2,487	4,316
Expected loss rate	0.43%	0.00%	3.27%	11.22%	12.74%	9.52%	9.82%	99.08%	60.88%	70.95%
Others	1,371	740	140	174	53	33	-	1	-	2,016	4,528
Loss allowance provision	-	-	1	17	31	19	-	1	-	2,000	2,069
Expected loss rate	0.00%	0.00%	0.85%	9.94%	57.52%	55.92%	0.00%	96.35%	0.00%	99.25%
Total trade receivables (ThU.S.$)	700,691	23,995	1,941	474	352	133	87	94	67	5,521	733,355
Total allowance for doubtful accounts (ThU.S.$)	1,545	-	60	51	69	29	9	94	41	4,487	6,385

Arauco does not conduct rescheduling or renegotiations with its clients that imply an amendment to the maturity of the invoices and, should it be necessary, any debt renegotiation with a client shall be analyzed on a case-by-case basis and subjected to the approval of the Corporate Finance Division.

Regarding the loss allowance for trade receivables and others, below we provide detail for the movements as of December 31, 2023, 2022 and 2021:

	December 2023	December 2022	December 2021
	ThU.S.$	ThU.S.$	ThU.S.$
Opening loss allowance as at January 1	7,960	8,792	8,000
Increase in loan loss allowance recognized in profit or loss during the year	3,507	1,097	2,229
Receivables written off during the year as uncollectible	-	(321)	(216)
Unused amount reversed	(1,037)	(1,608)	(1,221)
Closing balance	10,430	7,960	8,792

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

In order to minimize the credit risk for term or Open Account sales, it is Arauco’s policy to take out insurance to cover the export sales of companies Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Forestal Arauco S.A., Arauco Argentina S.A., and Arauco do Brasil S.A., as well as the domestic sales of Arauco Europe Coöperatief U.A., Arauco Argentina S.A., Araucomex S.A. de C.V., Arauco Industria de México, S.A. de C.V., Arauco Peru S.A., Arauco North America, Inc., Arauco Canada Ltd., Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Arauco Florestal Arapoti S.A., Arauco Forest Brasil S.A., Arauco do Brasil S.A. and Arauco Industria de Paineis S.A. Arauco works with credit insurance company Allianz Trade For Multinationals (Aa2 rating, as per risk rating companies Moody’s).

As another way of minimizing risk and supporting a line of credit approved by the Credit Committee through guarantees, Arauco holds guarantees such as mortgages, pledges, Standby letters of credit, bank performance bonds, checks, promissory notes, borrowings or any other that could be required under the laws of each country. The total amount held in guarantees amounts to ThU.S.$ 112,873, effective as of December 31, 2023, as summarized in the following chart. The procedure for guarantees is regulated by Arauco’s Policy on Guarantees, whose purpose is to control their accounting, due date and custody.

Guarantees Arauco group (ThU.S.$)
Guarantees debtors (received from clients)
Certificate of deposits	2,182	2.02%
Standby	7,404	9.36%
Promissory notes	88,541	74.68%
Finance	1,796	1.67%
Mortgage	721	0.94%
Pledge	632	0.59%
Loan agreement	11,597	10.74%
Total guarantees	112,873	100.00%

The maximum exposure to credit risk is limited to the value at amortized cost of the Debtors’ account for sales registered as of the date of this report, minus the percentage of sales insured by the aforementioned credit insurance companies and the guarantees granted in favor of Arauco.

In summary, the open account debt covered by the various insurance policies and guarantees amounts to 99.04% and, therefore, Arauco’s portfolio exposure amounts to 0.96%.

Secured open accounts receivable	ThU.S.$	%
Total open accounts receivable	434,541	100.00%
Secured receivables (*)	430,369	99.04%
Unsecured receivables	4,172	0.96%
(*) Insured debt is deemed to be the portion of accounts receivable that is covered by a credit company or by guarantees such as standby letters of credit, mortgages, performance bonds, among others.

Investment policy:

Arauco has an Investment Policy which identifies and limits the financial instruments and the entities into which the Arauco companies, in particular Celulosa Arauco y Constitucion S.A., are authorized to invest. The Company’s Treasury Department is centralized with operations in Chile, USA, Canada and México. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long-term debt subscriptions. Exceptions to this rule apply to short and long-term debt, and will be for specific investments made through other companies where authorization is required from the Chief Financial Officer.

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

The required information to evaluate the various criteria are obtained from published financial statements from the banks under evaluation and from the credit risk ratings of short and long-term debt securities obtained from rating agencies authorized by the Commission for the Financial Market (Fitch Ratings Chile, Humphreys and Feller Rate).

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

The following tables detail Arauco’s liquidity analysis for its financial liabilities as of December 31, 2023 and 2022.

The tables have been drawn up based on the contractual undiscounted cash outflows and their remaining contractual maturities.

December 31, 2023				Maturity							Total
Tax ID	Name	Currency	Bank borrowings	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 Years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Bank of Nova Scotia	-	19,715	19,661	293,584	-	-	-	19,715	313,245	7.09%	Fixed 7.05%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Bank of Nova Scotia	-	15,037	227,465	-	-	-	-	15,037	227,465	6.63%	Fixed 6.60%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Banco de Chile	70,316	-	-	-	-	-	-	70,316	-	5.72%	Fixed 5.72%
93.458.000-1	Celulosa Arauco y Constitución S.A.	Euros	BNP paribas / ECA	-	76,690	75,881	75,118	74,346	73,577	72,803	76,690	371,725	1.10%	Fixed 1.06%
-	TecVerde Engenharia S.A.	Brazilian real	ITAU	-	1,722	-	-	-	-	-	1,722	-	9.00%	Fixed 4.63%
-	TecVerde Engenharia S.A.	Brazilian real	Banco Regional de Desenvolvimiento do Extremo Sul	30	34	121	146	-	-	-	64	267	6.00%	Fixed 5.10%
-	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	7,678	-	-	-	-	-	7,678	-	4.76%	Fixed 4.76%
-	Stora Enso Uruguay S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	2,559	-	-	-	-	-	2,559	-	4.76%	Fixed 4.76%
-	Eufores S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	28,153	-	-	-	-	-	28,153	-	4.76%	Fixed 4.76%
-	Eufores S.A.	U.S. dollar	BBVA	-	17,989	-	-	-	-	-	17,989	-	5.60%	Fixed 5.6%
-	Eufores S.A.	U.S. dollar	ITAU	-	7,713	-	-	-	-	-	7,713	-	5.75%	Fixed 5.75%
-	Eufores S.A.	U.S. dollar	Scotiabank	-	2,569	-	-	-	-	-	2,569	-	5.65%	Fixed 5.65%
-	Eufores S.A.	U.S. dollar	Santander	-	28,262	-	-	-	-	-	28,262	-	5.70%	Fixed 5.7%
-	Arauco Forest Brasil S.A.	Brazilian real	Banco Safra S.A.	2,773	2,641	18,670	16,880	15,104	-	-	5,414	50,654	13.30%	CDI + 1.65%
-	Arauco do Brasil S.A.	Brazilian real	Itaú Unibanco S.A.	34	34	68	550	-	-	-	68	618	13.40%	CDI + 1.75%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Itaú Unibanco S.A.	4,729	4,752	9,440	76,976	-	-	-	9,481	86,416	13.27%	CDI + 1.62%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Banco BTG pactual S.A.	-	6,713	22,786	20,562	18,302	-	-	6,713	61,650	13.21%	CDI + 1.56%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Banco Safra S.A.	-	13,988	12,628	11,311	-	-	-	13,988	23,939	13.20%	CDI + 1.55%
-	Arauco Argentina S.A.	Brazilian real	Banco Industria y Comercial de China	-	585	-	-	-	-	-	585	-	14.50%	Fixed 14.5%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industria y Comercial de China	-	602	-	-	-	-	-	602	-	15.00%	Fixed 15.0%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industria y Comercial de China	-	1,842	-	-	-	-	-	1,842	-	15.50%	Fixed 15.5%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industria y Comercial de China	953	-	-	-	-	-	-	953	-	15.50%	Fixed 15.5%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industria y Comercial de China	-	1,192	-	-	-	-	-	1,192	-	15.60%	Fixed 15.6%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industria y Comercial de China	608	-	-	-	-	-	-	608	-	16.00%	Fixed 16.0%
-	Arauco North America, Inc.	U.S. dollar	Banco Itau Corpbanca - NY Branch	-	217,811	-	-	-	-	-	217,811	-	7.36%	1.90% + Sofr 6m
			Total	79,443	458,281	386,720	495,127	107,752	73,577	72,803	537,724	1,135,979

December 31, 2023				Maturity							Total
Tax ID	Name	Currency	Bonds	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	-	23,465	22,671	21,876	21,081	20,286	19,492	23,465	105,406	4.26%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	-	9,386	9,068	8,750	8,432	8,115	7,797	9,386	42,162	4.24%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	-	25,444	24,696	23,947	23,199	22,451	82,318	25,444	176,611	3.96%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	-	7,417	7,417	7,417	7,417	7,417	256,060	7,417	285,728	3.57%	3.57%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	-	4,959	4,959	212,811	-	-	-	4,959	217,770	2.43%	2.39%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	-	2,605	2,605	2,605	2,605	127,317	-	2,605	135,132	2.12%	2.09%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	-	6,132	6,132	6,132	6,132	6,132	320,618	6,132	345,146	2.70%	2.68%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Y	-	2,558	2,558	2,558	2,558	2,558	92,093	2,558	102,325	3.10%	3.08%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Z	-	6,599	6,599	6,599	6,599	6,599	303,536	6,599	329,932	3.18%	3.17%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-AB	-	6,599	6,599	6,599	6,599	6,599	323,333	6,599	349,729	3.19%	3.17%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2024	11,250	511,250	-	-	-	-	-	522,500	-	4.52%	4.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2027	-	19,375	19,375	19,375	519,375	-	-	19,375	558,125	3.90%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2047	-	22,000	22,000	22,000	22,000	22,000	818,000	22,000	906,000	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2029	-	21,250	21,250	21,250	21,250	21,250	510,625	21,250	595,625	4.27%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2049	-	27,500	27,500	27,500	27,500	27,500	1,063,750	27,500	1,173,750	5.51%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2030	10,500	10,500	21,000	21,000	21,000	21,000	531,500	21,000	615,500	4.21%	4.20%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2050	12,875	12,875	25,750	25,750	25,750	25,750	1,053,625	25,750	1,156,625	5.16%	5.15%
			Total	34,625	719,914	230,179	436,169	721,497	324,974	5,382,747	754,539	7,095,566

December 31, 2023				Maturity							Total
Tax ID	Name	Currency	Underlying asset class	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non current ThU.S.$
85.805.200-9	Forestal Arauco S.A.	U.F.	Motor vehicles	176	408	442	274	4	-	-	584	720
85.805.200-9	Forestal Arauco S.A.	U.F.	Lands	478	-	478	418	418	418	6,767	478	8,499
85.805.200-9	Forestal Arauco S.A.	U.S. dollar	Lands	60	180	240	240	240	240	-	240	960
85.805.200-9	Forestal Arauco S.A.	U.F.	Plants and equipments	510	1,189	2,078	2,081	1,750	1,750	1,021	1,699	8,680
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Plants and equipments	101	202	505	632	135	-	-	303	1,272
-	Arauco Argentina S.A.	U.S. dollar	Buildings and constructions	146	439	38	-	-	-	-	585	38
-	Arauco Argentina S.A.	U.S. dollar	IT equipment	5	9	-	-	-	-	-	14	-
-	Arauco Argentina S.A.	U.S. dollar	Plants and equipments	251	418	-	-	-	-	-	669	-
-	Arauco Argentina S.A.	U.S. dollar	Motor vehicles	585	1,004	498	165	-	-	-	1,589	663
-	Arauco Industria de Paineis S.A.	Brazilian real	IT equipment	4	13	12	-	-	-	-	17	12
-	Arauco do Brasil S.A.	Brazilian real	Buildings and constructions	56	8	-	-	-	-	-	64	-
-	Arauco do Brasil S.A.	Brazilian real	IT equipment	11	6	-	-	-	-	-	17	-
-	Arauco Celulose do Brasil S.A.	Brazilian real	Lands	11,308	18,810	24,625	26,022	25,990	27,219	442,609	30,118	546,465
-	Arauco Celulose do Brasil S.A.	Brazilian real	Buildings and constructions	18	55	73	12	-	-	-	73	85
-	Arauco Celulose do Brasil S.A.	Brazilian real	IT equipment	13	38	51	30	-	-	-	51	81
-	Mahal Empreendimentos e Participações S.A.	Brazilian real	Lands	1,106	1,573	2,679	2,679	2,679	2,679	24,114	2,679	34,830
93.458.000-1	Celulosa Arauco y Constitución S.A.	Brazilian real	Buildings and constructions	434	1,302	1,735	1,735	1,735	1,736	-	1,736	6,941
93.458.000-1	Celulosa Arauco y Constitución S.A.	Brazilian real	Motor vehicles	433	1,299	1,732	1,732	1,732	1,732	509	1,732	7,437
93.458.000-1	Celulosa Arauco y Constitución S.A.	Brazilian real	Plants and equipments	1,003	3,008	4,026	4,040	4,055	4,070	56,456	4,011	72,647
93.458.000-1	Celulosa Arauco y Constitución S.A.	Brazilian real	Motor vehicles	2,911	8,732	10,857	5,611	2,423	2,423	1,818	11,643	23,132
93.458.000-1	Celulosa Arauco y Constitución S.A.	Brazilian real	Motor vehicles	42	103	90	27	-	-	-	145	117
-	Arauco North America, Inc.	Brazilian real	Buildings and constructions	481	1,209	1,199	1,442	206	226	270	1,690	3,343
-	Arauco Canada Limited	Brazilian real	Motor vehicles	17	53	51	55	40	-	-	70	146
-	Arauco North America, Inc.	Brazilian real	Motor vehicles	199	626	437	216	62	1	-	825	716
-	Celulosa y Energía Punta Pereira S.A.	Brazilian real	Plants and equipments	240	560	641	641	641	641	6,693	800	9,257
-	Eufores S.A.	Brazilian real	Lands	1,008	3,021	6,808	6,327	5,834	5,548	35,413	4,029	59,930
-	Eufores S.A.	U.S. dollar	Plants and equipments	306	917	917	1,222	1,222	306	-	1,223	3,667
-	Eufores S.A.	U.S. dollar	Buildings and constructions	87	108	111	152	158	163	648	195	1,232
96.510.970-6	Maderas Arauco S.A.	U.F.	Motor vehicles	9	19	6	3	-	-	-	28	9
-	E2E SpA.	Chilean pesos	Lands	107	321	-	-	-	-	-	428	-
-	TecVerde Engenharia S.A.	Brazilian real	Lands	-	-	143	-	-	-	-	-	143
-	Arauco Europe Cooperatief U.A.	Euros	Motor vehicles	8	23	23	13	8	-	-	31	44
-	Arauco Europe Cooperatief U.A.	Euros	Buildings and constructions	19	56	19	-	-	-	-	75	19
-	Araucomex S.A. de C.V.	Mexican pesos	Buildings and constructions	421	1,303	643	359	196	17	-	1,724	1,215
-	Araucomex S.A. de C.V.	U.S. dollar	Buildings and constructions	9	81	126	138	155	174	31	90	624
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Motor vehicles	25	80	63	40	-	-	-	105	103
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Buildings and constructions	34	107	157	175	78	-	-	141	410
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Lands	1	4	-	-	-	-	-	5	-
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	IT equipment	2	5	4	-	-	-	-	7	4
-	Araucomex Servicios S.A. de C.V.	Mexican pesos	Motor vehicles	7	22	19	3	-	-	-	29	22
79.990.550-7	Investigaciones Forestales Bioforest SpA.	U.F.	Motor vehicles	3	2	-	-	-	-	-	5	-
			Total	22,634	47,313	61,526	56,484	49,761	49,343	576,349	69,947	793,463

As part of the policy of Arauco, it considers compliance with all accounts payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

December 31, 2022				Maturity							Total
Tax ID	Name	Currency	Bank borrowings	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non c urrent ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	Euros	BNP paribas / ECA	-	71,000	66,743	66,040	65,380	64,711	127,424	71,000	390,298	1.10%	1.06%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Banco de Chile	60,259	-	-	-	-	-	-	60,259	-	5.17%	Fixed 5.17%
-	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco Interamericano de Desarrollo A	1,138	1,074	-	-	-	-	-	2,212	-	5.89%	2.05% + libor 6m
-	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco BBVA	-	5,122	-	-	-	-	-	5,122	-	4.95%	Fixed 4.95%
-	Celulosa y Energia Punta Pereira S.A.	U.S. dollar	Banco Interamericano de Desarrollo A	4,512	4,300	-	-	-	-	-	8,812	-	5.89%	2.05% + libor 6m
-	Celulosa y Energia Punta Pereira S.A.	U.S. dollar	Finnish Export Credit	24,459	-	-	-	-	-	-	24,459	-	3.20%	3.20%
-	Eufores S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	27,688	-	-	-	-	-	27,688	-	1.40%	Fixed 1.4%
-	Stora Enso Uruguay S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	2,517	-	-	-	-	-	2,517	-	1.40%	Fixed 1.4%
-	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	7,551	-	-	-	-	-	7,551	-	1.40%	Fixed 1.4%
-	Eufores S.A.	U.S. dollar	Banco Itaú	-	15,382	-	-	-	-	-	15,382	-	5.17%	Fixed 5.165%
-	Eufores S.A.	U.S. dollar	Santander	-	21,382	-	-	-	-	-	21,382	-	5.12%	Fixed 5.12%
-	Arauco Forest Brasil S.A.	Brazilian real	Banco Safra S.A.	2,826	2,830	5,586	17,983	16,081	14,194	-	5,656	53,844	15.30%	CDI + 1.65%
-	Mahal Empreendimentos e Participações S.A.	Brazilian real	Banco Safra S.A.	-	4,209	13,463	12,029	10,628	-	-	4,209	36,120	15.20%	CDI + 1.55%
-	Arauco North America, Inc.	U.S. dollar	Banco Itau Corpbanca - NY Branch	-	45,760	217,247	-	-	-	-	45,760	217,247	4.23%	1.65% + libor 6m
			Total	93,194	208,815	303,039	96,052	92,089	78,905	127,424	302,009	697,509

December 31, 2022				Maturity							Total
Tax ID	Name	Currency	Bonds	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	-	23,934	23,149	22,365	21,581	20,797	39,243	23,934	127,135	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	-	9,573	9,260	8,946	8,633	8,319	15,697	9,573	50,855	4.24%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	-	25,840	25,102	24,364	23,625	22,887	103,359	25,840	199,337	3.95%	4.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	-	7,317	7,317	7,317	7,317	7,317	259,931	7,317	289,199	3.56%	3.60%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	-	4,892	4,892	4,892	209,947	-	-	4,892	219,731	2.43%	2.40%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	-	2,570	2,570	2,570	2,570	2,570	125,603	2,570	135,883	2.11%	2.10%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	-	6,050	6,050	6,050	6,050	6,050	322,353	6,050	346,553	2.68%	2.70%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2024	11,250	11,250	522,500	-	-	-	-	22,500	522,500	4.51%	4.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2027	-	19,375	19,375	19,375	19,375	509,688	-	19,375	567,813	3.89%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2047	-	22,000	22,000	22,000	22,000	22,000	840,000	22,000	928,000	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2029	-	21,250	21,250	21,250	21,250	21,250	531,875	21,250	616,875	4.26%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2049	-	27,500	27,500	27,500	27,500	27,500	1,091,250	27,500	1,201,250	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2030	10,500	10,500	21,000	21,000	21,000	21,000	552,500	21,000	636,500	4.20%	4.20%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2050	12,875	12,875	25,750	25,750	25,750	25,750	1,079,375	25,750	1,182,375	5.16%	5.15%
			Total	34,625	204,926	737,715	213,379	416,598	695,128	4,961,186	239,551	7,024,006

December 31, 2022				Maturity							Total
Tax ID	Name	Currency	Underlying asset class	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non current ThU.S.$
85.805.200-9	Forestal Arauco S.A.	U.F.	Motor vehicles	421	639	571	433	268	4	-	1,060	1,276
85.805.200-9	Forestal Arauco S.A.	U.F.	Lands	282	-	282	282	282	282	4,654	282	5,782
85.805.200-9	Forestal Arauco S.A.	U.S. dollar	Lands	60	180	240	240	240	240	240	240	1,200
85.805.200-9	Forestal Arauco S.A.	U.F.	Plants and equipments	242	-	-	-	-	-	-	242	-
85.805.200-9	Forestal Arauco S.A.	U.F.	Other property, plant and equipment	96	289	268	209	640	-	-	385	1,117
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Other property, plant and equipment	97	169	120	120	354	-	-	266	594
-	Arauco Argentina S.A.	U.S. dollar	Buildings and constructions	116	345	460	38	-	-	-	461	498
-	Arauco Argentina S.A.	U.S. dollar	IT equipment	6	10	-	-	-	-	-	16	-
-	Arauco Argentina S.A.	U.S. dollar	Plants and equipments	251	752	668	-	-	-	-	1,003	668
-	Arauco Argentina S.A.	U.S. dollar	Motor vehicles	429	1,161	750	-	-	-	-	1,590	750
-	Novo Oeste Gestão de Ativos Florestais S.A.	Brazilian real	Motor vehicles	5	3	-	-	-	-	-	8	-
-	Novo Oeste Gestão de Ativos Florestais S.A.	Brazilian real	Buildings and constructions	1	3	-	-	-	-	-	4	-
-	Arauco Industria de Paineis S.A.	Brazilian real	Fixed facilities and accessories	9	16	-	-	-	-	-	25	-
-	Arauco Industria de Paineis S.A.	Brazilian real	IT equipment	5	12	16	11	-	-	-	17	27
-	Arauco Industria de Paineis S.A.	Brazilian real	Motor vehicles	10	30	9	-	-	-	-	40	9
-	Arauco Forest Brasil S.A.	Brazilian real	IT equipment	1	-	-	-	-	-	-	1	-
-	Arauco Forest Brasil S.A.	Brazilian real	Lands	1,569	3,285	4,885	4,885	4,506	3,636	-	4,854	17,912
-	Arauco Forest Brasil S.A.	Brazilian real	Motor vehicles	147	405	131	-	-	-	-	552	131
-	Arauco Florestal Arapoti S.A.	Brazilian real	Motor vehicles	92	89	24	-	-	-	-	181	24
-	Arauco do Brasil S.A.	Brazilian real	Buildings and constructions	52	157	52	-	-	-	-	209	52
-	Arauco do Brasil S.A.	Brazilian real	IT equipment	21	53	14	-	-	-	-	74	14
-	Arauco do Brasil S.A.	Brazilian real	Motor vehicles	18	20	2	-	-	-	-	38	2
-	Arauco Celulose do Brasil S.A.	Brazilian real	Lands	381	4,030	4,058	4,058	4,058	4,058	45,148	4,411	61,380
-	Mahal Empreendimentos e Participações S.A.	Brazilian real	Motor vehicles	203	552	328	164	-	-	-	755	492
-	Mahal Empreendimentos e Participações S.A.	Brazilian real	Lands	-	2,381	2,381	2,381	2,381	2,381	23,808	2,381	33,332
-	Mahal Empreendimentos e Participações S.A.	Brazilian real	Buildings and constructions	18	53	-	-	-	-	-	71	-
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.F.	Buildings and constructions	424	1,273	1,697	1,697	1,697	1,697	1,698	1,697	8,486
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.F.	Motor vehicles	139	174	142	88	27	-	-	313	257
93.458.000-1	Celulosa Arauco y Constitucion S.A.	Chilean pesos	Buildings and constructions	15	-	-	-	-	-	-	15	-
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.S. dollar	Plants and equipments	999	2,998	4,011	4,026	4,040	4,055	60,526	3,997	76,658
93.458.000-1	Celulosa Arauco y Constitucion S.A.	Chilean pesos	Motor vehicles	2,866	2,953	-	-	-	-	-	5,819	-
-	Arauco North America, Inc.	U.S. dollar	Buildings and constructions	336	852	1,020	1,131	1,162	499	429	1,188	4,241
-	Arauco North America, Inc.	U.S. dollar	Motor vehicles	173	540	593	244	52	4	-	713	893
-	Arauco Canada Limited	Canadian dollar	Motor vehicles	4	23	-	-	-	-	-	27	-
-	Celulosa y Energía Punta Pereira S.A.	U.S. dollar	Plants and equipments	239	719	800	641	641	641	7,332	958	10,055
-	Eufores S.A.	U.S. dollar	Lands	975	2,926	6,808	6,306	5,861	5,373	38,052	3,901	62,400
	Eufores S.A.	U.S. dollar	Plants and equipments	306	917	1,222	1,222	1,222	1,222	-	1,223	4,888
-	Eufores S.A.	U.S. dollar	Buildings and constructions	70	88	49	-	-	-	-	158	49
96.510.970-6	Maderas Arauco S.A.	Chilean pesos	Motor vehicles	1,400	3,451	-	-	-	-	-	4,851	-
96.510.970-6	Maderas Arauco S.A.	U.F.	Motor vehicles	63	42	28	6	3	-	-	105	37
-	Arauco Europe Cooperatief U.A.	Euros	Motor vehicles	7	18	19	12	2	-	-	25	33
-	Arauco Europe Cooperatief U.A.	Euros	Buildings and constructions	18	54	72	18	-	-	-	72	90
-	Araucomex S.A. de C.V.	Mexican pesos	Buildings and constructions	456	1,126	1,620	-	-	-	-	1,582	1,620
-	Araucomex S.A. de C.V.	U.S. dollar	Buildings and constructions	29	68	-	-	-	-	-	97	-
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Motor vehicles	17	53	76	26	11	-	-	70	113
-	Arauco Industria de México, S.A. de C.V.	U.S. dollar	Plants and equipments	79	26	-	-	-	-	-	105	-
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Buildings and constructions	13	9	-	-	-	-	-	22	-
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Lands	1	3	5	-	-	-	-	4	5
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	IT equipment	1	5	7	4	-	-	-	6	11
-	Araucomex Servicios S.A. de C.V.	Mexican pesos	Motor vehicles	6	17	26	17	3	-	-	23	46
96.637.330-K	Servicios Logisticos Arauco S.A.	U.F.	Motor vehicles	16	-	-	-	-	-	-	16	-
79.990.550-7	Investigaciones Forestales Bioforest S.A.	U.F.	Motor vehicles	9	12	5	-	-	-	-	21	5
			Total	13,193	32,981	33,459	28,259	27,450	24,092	181,887	46,174	295,147

As part of the policy of Arauco, it considers compliance with all accounts payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

Guarantees

As of the date of these consolidated financial statements, Arauco has financial assets of approximately MU.S.$ 18 that have been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.

As of December 31, 2023, the total assets pledged as an indirect guarantee were MU.S.$ 413. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.

On September 29, 2011, Arauco entered into a Security Agreement under which it granted a non-joint guarantee limited to 50% of the obligations of the Uruguayan companies (joint ventures) Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A., under the IDB Facility Agreement in the amount of up to MU.S.$ 454 and the Finnvera Guaranteed Facility Agreement in the amount of up to MU.S.$ 900. As of December 31, 2023 both agreement were paid, finishing the related indirect guarantee.

Direct and indirect guarantees granted by Arauco:

DIRECT

Subsidiary	Guarantee	Assets pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Guarantee letter	-	Chilean pesos	697	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	-	Chilean pesos	317	Railways
Celulosa Arauco y Constitución S.A.	Guarantee letter	-	Chilean pesos	15,351	Sociedad Concesionaria Autopista Costa Arauco S.A.
Investigaciones Forestales Bioforest SpA.	Guarantee letter	-	Chilean pesos	213	Innova Chile
Investigaciones Forestales Bioforest SpA.	Guarantee letter	-	U.F.	1,356	Innova Chile
		Total		17,934

INDIRECT

Subsidiary	Guarantee	Assets pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Full Guarantee, of Arauco North America, Inc.	-	U.S. dollar	210,000	Bank Itaú Corpbanca – NY Branch
Arauco do Brasil S.A.	Endorsement of Arauco Forest Brasil S.A.	-	Brazilian real	43,689	Banco Safra S.A.
Arauco do Brasil S.A.	Endorsement of Mahal Empreendimentos e Participações S.A.	-	Brazilian real	31,464	Banco Safra S.A.
Arauco do Brasil S.A.	Endorsement of Arauco Celulose do Brasil S.A.	-	Brazilian real	74,810	Itaú Unibanco S.A.
Arauco do Brasil S.A.	Endorsement of Arauco Celulose do Brasil S.A.	-	Brazilian real	53,275	Bank BTG Pactual S.A.
		Total		413,238

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

Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean peso. This fluctuation range is considered possible given current market conditions as of the date of these consolidated financial statements. With all other variables at a constant rate, a U.S. dollar exchange rate variation of +/- 10% in relation to the Chilean peso would mean a change in the net income year after tax +/- 2.26% (equivalent to ThU.S.$ -/+ 8,115), and +/- 0.06% of equity (equivalent to ThU.S.$ -/+ 4,869).

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian real, which is considered a possible range of fluctuation given the market conditions as of the date of these consolidated financial statements. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian real would mean a variation on the net income after tax +/- 2.29% (equivalent to ThU.S.$-/+$ 8,195) and a change on the equity of +/- 1.38% (equivalent to ThU.S.$ -/+$ 110,754).

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

Explanation of risk management objectives, policies and processes, and measurement methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of December 31, 2023, 5.9% our financial debt accrues interest at variable rates. A change of +/- 10% in the interest rate is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 0.47% (equivalent to ThU.S.$-/+ 1,698) and +/- 0.013% (equivalent to ThU.S.$-/+ 1,019) on equity.

	December 2023 ThU.S.$	Total
Fixed rate	6,639,075	94.1%
Bonds issued	4,997,038
Bank borrowings and others (*)	1,082,655
Lease liabilities	559,382
Variable rate	416,396	5.9%
Bonds issued	-
Bank borrowings	416,396
Total	7,055,471	100.0%

	December 2022 ThU.S.$	Total
Fixed rate	5,637,820	98.6%
Bonds issued	4,513,459
Bank borrowings and others (*)	860,137
Lease liabilities	264,224
Variable rate	80,540	1.4%
Bonds issued	-
Bank borrowings	80,540
Total	5,718,360	100.0%
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

As of December 31, 2023, revenue due to pulp sales accounted for 46.6% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

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

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean a variation of +/- 52.2% (equivalent to ThU.S.$-/+ 187,291) on the income for the year 2023 after tax and +/- 1.4% (equivalent to ThU.S.$ -/+ 112,374) on equity.

NOTE 24. REPORTABLE SEGMENTS

The main products that generate revenue for each reportable segment are described as follows:

Pulp segment

The main products sold by this reportable segment are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), pulp fluff and dissolving pulp (DP). Additionally, it manages a forest plantations in order to supply its production plants and, at the same time, to sell to the wood products segment or to third parties what it does not use (pruning, sawing, poles and chips). Finally, depending on its needs, it buys logs and chips from third parties which are consumed or sold to the wood products segment.

The Pulp reportable segment uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood celulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high-quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. Fluff pulp is mainly used in the production of diapers and female hygiene products. On the other hand, dissolving pulp is used as raw material for the manufacture of different fabrics.

Arauco has seven plants: five in Chile, one in Argentina and one in Uruguay (50% property of Arauco), and they have a total production capacity of approximately 5.3 million tons per year. Pulp is sold in more than 42 countries, mainly in Asia and Europe.

Wood products segment

The main products sold by this segment correspond to plywood, MDF (Medium Density Fiberboard), PB (chipboard), sawn wood of different dimensions and remanufactured products such as moldings, pre-cut pieces, finger joints, among others.

The Panels area produces a wide range of panel products and several kinds of moldings aimed at the furniture, decoration and construction industries. It consists of 20 industrial plants: 4 in Chile, 2 in Argentina, 4 in Brazil, 2 in Mexico, and 8 plants in the U.S. and Canada. The Company has a total annual production capacity of 7.3 million cubic meters of PBO, MDF, plywood and moldings.

Through the joint venture Sonae Arauco, Arauco produces and sells wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of 2 panel plants and 1 sawmill in Spain; 2 panel plants and one resin plant in Portugal; 3 panel plants in Germany and 2 panel plants in South Africa. In total, Sonae Arauco’s production capacity is approximately 1.2 million m3 of MDF, 2.4 million m3 of PB, 460,000 m3 of OSB and 70,000 m3 of sawn timber.

Including Sonae Arauco at 50%, Arauco in its mills totalize a capacity of 4.2 million m3 of MDF, 4.2 million m3 of PB and 230,000 m3 of OSB, 710,000 m3 of Plywood and 2,800,000 m3 of sawn timber.

The Sawn Timber area produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

With 7 sawmills in operation (6 in Chile and 1 in Argentina), the Company has a production capacity of 2.7 million m3 of sawn wood.

Furthermore, the Company has 5 remanufacturing plants: 4 in Chile and 1 in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces.

Arauco has no customers representing 10% or more of its revenues.

Below is summarized information concerning the assets, liabilities and profits and losses at the end of each period, by segments. The profit (loss) of each segment informed takes into consideration that taxes and income and financial costs have not been allocated to the various segments, and are shown as part of the Corporate’s segment:

Twelve-months period ended December 31, 2023	Pulp ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from sales of goods	2,687,390	3,181,951	-	-	5,869,341		5,869,341
Revenues from rendering of services	113,520	28,335	623	-	142,478		142,478
Revenues from ordinary activities	2,800,910	3,210,286	623	-	6,011,819		6,011,819

Revenues from transactions with reportable segments	475,535	23,040	49,914	-	548,489	(548,489)	-

Finance income	-	-	-	131,666	131,666		131,666
Finance costs	-	-	-	(373,496)	(373,496)		(373,496)
Net finance costs	-	-	-	(241,830)	(241,830)		(241,830)

Depreciation and amortizations	464,721	186,340	1,660	8,347	661,068		661,068
Other income	498,021	54,688	334	19,974	573,017		573,017
Other expenses	399,094	54,980	684	25,578	480,336		480,336

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	3,084	-	-	906	3,990		3,990
Joint ventures	-	2,794	-	925	3,719		3,719

Income tax expense	-	-	-	27,293	27,293		27,293

Profit (loss) of each reportable segment	(182,369)	371,015	(5,517)	(541,656)	(358,527)		(358,527)
Geographical information on revenues
Revenue – Chilean entities	1,929,554	1,145,647	623	-	3,075,824		3,075,824
Revenue – Foreign entities	871,356	2,064,639	-	-	2,935,995		2,935,995
Total revenues from ordinary activities	2,800,910	3,210,286	623	-	6,011,819		6,011,819

Twelve-months period ended December 31, 2023	Pulp ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	1,109,609	137,867	251	15,322	1,263,049	-	1,263,049
Acquisition and contribution of investments in associates and joint venture	-	-	-	34,950	34,950	-	34,950

Twelve-months period ended December 31, 2023	Pulp ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	13,864,686	2,967,646	16,480	1,135,689	17,984,501	(74,137)	17,910,364
Segment assets (excluding deferred tax assets)	13,864,686	2,967,646	16,480	1,047,122	17,895,934	(74,137)	17,821,797
Deferred tax assets				88,567	88,567		88,567

Investments accounted through equity method
Associates	34,558	-	-	65,248	99,806		99,806
Joint Ventures	-	215,322	-	108,483	323,805		323,805
Segment liabilities	1,170,684	392,104	47,487	8,291,060	9,901,335		9,901,335
Segment liabilities (excluding deferred tax liabilities)	1,170,684	392,104	47,487	6,747,436	8,357,711		8,357,711
Deferred tax liabilities				1,543,624	1,543,624		1,543,624

Geographical information on non-current assets
Chile	8,565,525	463,179	15,481	504,903	9,549,088	(6,668)	9,542,420
Foreign countries	2,888,631	1,245,369	-	58,366	4,192,366		4,192,366
Total non-current assets	11,454,156	1,708,548	15,481	563,269	13,741,454	(6,668)	13,734,786

Twelve-months period ended December 31, 2022	Pulp ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from sales of goods	2,886,870	4,110,747	-	-	6,997,617		6,997,617
Revenues from rendering of services	103,771	1	681	-	104,453		104,453
Revenues from ordinary activities	2,990,641	4,110,748	681	-	7,102,070		7,102,070

Revenues from transactions with reportable segments	501,011	21,347	54,345	-	576,703	(576,703)	-

Finance income	-	-	-	72,116	72,116		72,116
Finance costs	-	-	-	(200,366)	(200,366)		(200,366)
Net finance costs	-	-	-	(128,250)	(128,250)		(128,250)

Depreciation and amortizations	296,425	198,632	1,679	10,293	507,029		507,029
Other income	63,759	31,248	101	5,021	100,129		100,129
Other expenses	299,469	50,311	9	24,100	373,889		373,889

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	2,180	-	-	4,889	7,069		7,069
Joint ventures	-	24,531	-	2,084	26,615		26,615

Income tax expense	-	-	-	(142,121)	(142,121)		(142,121)

Profit (loss) of each reportable segment	320,201	883,346	(2,906)	(496,415)	704,226		704,226
Geographical information on revenues
Revenue – Chilean entities	1,961,303	1,743,181	681	-	3,705,165		3,705,165
Revenue – Foreign entities	1,029,338	2,367,567	-	-	3,396,905		3,396,905
Total revenues from ordinary activities	2,990,641	4,110,748	681	-	7,102,070		7,102,070

Twelve-months period ended December 31, 2022	Pulp ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	1,128,434	72,069	478	6,456	1,207,437	-	1,207,437
Acquisition and contribution of investments in associates and joint venture	-	-	-	132	132	-	132

Twelve-months period ended December 31, 2022	Pulp ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	13,094,867	2,959,042	18,291	1,256,321	17,328,521	(148,413)	17,180,108
Segment assets (excluding deferred tax assets)	13,094,867	2,959,042	18,291	1,247,310	17,319,510	(148,413)	17,171,097
Deferred tax assets				9,011	9,011		9,011

Investments accounted through equity method
Associates	36,489	-	-	64,332	100,821		100,821
Joint Ventures	-	203,443	-	61,407	264,850		264,850
Segment liabilities	1,049,313	438,864	22,237	7,409,710	8,920,124		8,920,124
Segment liabilities (excluding deferred tax liabilities)	1,049,313	438,864	22,237	5,623,795	7,134,209		7,134,209
Deferred tax liabilities				1,785,915	1,785,915		1,785,915

Geographical information on non-current assets
Chile	8,540,801	491,283	17,008	398,820	9,447,912	(16,294)	9,431,618
Foreign countries	2,742,416	1,190,257	-	40,896	3,973,569		3,973,569
Total non-current assets	11,283,217	1,681,540	17,008	439,716	13,421,481	(16,294)	13,405,187

Period ended December 31, 2021	Pulp ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from sales of goods	2,702,346	3,549,096	-	-	6,251,442		6,251,442
Revenues from rendering of services	97,988	1	330	-	98,319		98,319
Revenues from ordinary activities	2,800,334	3,549,097	330	-	6,349,761		6,349,761

Revenues from transactions with reportable segments	503,455	30,396	43,737	-	577,588	(577,588)	-

Finance income	-	-	-	33,499	33,499		33,499
Finance costs	-	-	-	(219,982)	(219,982)		(219,982)
Net finance costs	-	-	-	(186,483)	(186,483)		(186,483)

Depreciation and amortizations	297,413	179,549	1,634	11,164	489,760		489,760
Other income	331,827	22,935	265	23,950	378,977		378,977
Other expenses	141,338	27,315	6,140	17,308	192,101		192,101

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	2,380	-	-	(2,050)	330		330
Joint ventures	-	35,250	-	(4,194)	31,056		31,056

Income tax expense	-	-	-	(402,914)	(402,914)		(402,914)

Profit (loss) of each reportable segment	851,804	906,745	(9,605)	(717,345)	1,031,599		1,031,599
Geographical information on revenues
Revenue – Chilean entities	1,933,450	1,538,804	330	-	3,472,584		3,472,584
Revenue – Foreign entities	866,884	2,010,293	-	-	2,877,177		2,877,177
Total revenues from ordinary activities	2,800,334	3,549,097	330	-	6,349,761		6,349,761

Period ended December 31, 2021	Pulp ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	1,461,957	76,088	870	3,800	1,542,715	-	1,542,715
Acquisition and contribution of investments in associates and joint venture	-	-	-	61,372	61,372	-	61,372

Period ended December 31, 2021	Pulp ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	12,236,794	3,021,804	19,350	1,487,952	16,765,900	(97,589)	16,668,311
Segment assets (excluding deferred tax assets)	12,236,794	3,021,804	19,350	1,480,315	16,758,263	(97,589)	16,660,674
Deferred tax assets				7,637	7,637		7,637

Investments accounted through equity method
Associates	26,823	-	-	56,101	82,924		82,924
Joint Ventures	-	203,504	-	50,214	253,718		253,718
Segment liabilities	725,397	480,521	11,010	7,632,879	8,849,807		8,849,807
Segment liabilities (excluding deferred tax liabilities)	725,397	480,521	11,010	5,885,074	7,102,002		7,102,002
Deferred tax liabilities				1,747,805	1,747,805		1,747,805

Geographical information on non-current assets
Chile	7,978,912	530,618	18,307	330,600	8,858,437	(9,304)	8,849,133
Foreign countries	2,671,205	1,200,693	-	23,236	3,895,134		3,895,134
Total non-current assets	10,650,117	1,731,311	18,307	353,836	12,753,571	(9,304)	12,744,267

Information required by geographic area:

	Geographical area
2023	Local country	Foreign country
Disclosure of geographical areas	Chile ThU.S.$	Argentina ThU.S.$	Brazil ThU.S.$	USA / Canada ThU.S.$	Uruguay ThU.S.$	Mexico ThU.S.$	Total ThU.S.$
Revenues from sale of goods	2,998,896	570,933	586,512	1,057,027	449,316	206,657	5,869,341
Revenues from rendering of services	76,928	-	28,332	-	37,215	3	142,478
Revenues as of December 31, 2023	3,075,824	570,933	614,844	1,057,027	486,531	206,660	6,011,819
Non-current Assets at 12-31-2023 other than deferred tax	9,466,748	612,467	1,035,237	687,247	1,681,160	163,360	13,646,219

	Geographical area
2022	Local country	Foreign country
Disclosure of geographical areas	Chile ThU.S.$	Argentina ThU.S.$	Brazil ThU.S.$	USA/Canada ThU.S.$	Uruguay ThU.S.$	Mexico ThU.S.$	Total ThU.S.$
Revenues from sale of goods	3,633,847	600,923	658,329	1,309,652	573,877	220,989	6,997,617
Revenues from rendering of services	71,318	-	-	-	33,134	1	104,453
Revenues as of December 31, 2022	3,705,165	600,923	658,329	1,309,652	607,011	220,990	7,102,070
Non-current Assets at 12-31-2022 other than deferred tax	9,426,583	548,528	906,174	721,824	1,664,974	128,093	13,396,176

	Geographical area
2021	Local country	Foreign country
Disclosure of geographical areas	Chile ThU.S.$	Argentina ThU.S.$	Brazil ThU.S.$	USA/Canada ThU.S.$	Uruguay ThU.S.$	Mexico ThU.S.$	Total ThU.S.$
Revenues from sale of goods	3,409,152	524,976	630,440	1,041,285	454,498	191,091	6,251,442
Revenues from rendering of services	63,432	-	-	-	34,886	1	98,319
Revenues as of December 31, 2021	3,472,584	524,976	630,440	1,041,285	489,384	191,092	6,349,761
Non-current Assets at 12-31-2021 other than deferred tax	8,845,193	688,698	642,578	735,846	1,698,320	125,995	12,736,630

NOTE 25. OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

	12-31-2023	12-31-2022
Current non-financial assets	ThU.S.$	ThU.S.$
Roads to amortize, current	58,464	56,171
Prepayment to amortize (insurance and others)	9,742	17,474
Recoverable taxes (related to purchases)	167,086	126,368
Other current non-financial assets	4,962	6,046
Total	240,254	206,059

	12-31-2023	12-31-2022
Non-current non-financial assets	ThU.S.$	ThU.S.$
Roads to amortize, non-current	67,701	71,094
Guarantee values	3,391	4,400
Recoverable taxes	6,221	6,363
Other non-current non-financial assets	28,861	10,657
Total	106,174	92,514

	12-31-2023	12-31-2022
Current non-financial liabilities	ThU.S.$	ThU.S.$
Provision of minimum dividend (1)	2,283	189,375
ICMS, PIS-COFINS and other tax payables - Brazil	23,180	32,145
Other tax payable	16,104	14,186
Other Current non-financial liabilities	8,581	7,272
Total	50,148	242,978
(1)	Correspond mainly to the minimum dividend provision of the parent company (see Note 26).

	12-31-2023	12-31-2022
Non-current non-financial liabilities	ThU.S.$	ThU.S.$
ICMS and other tax payable - Brazil	58,069	66,736
Other non-current non-financial liabilities	5,521	3,136
Total	63,590	69,872

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

In 2021, Arauco updated the dividend policy of the Company, establishing that in respect of fiscal year 2021, it will be distributed among the shareholders an amount equivalent to the
40
% of the net profit for such year capable of being distributed as dividends, excluding from the calculation of such net profit the extraordinary benefits that the Company will obtain, through its subsidiary Forestal Arauco S.A., for the sale of assets to Vista Hermosa Inversiones Forestales SpA.

In the movement of consolidated statements of changes in equity was recognized a decrease of ThU.S.$
437,995
(ThU.S.$
596,012
as of December 31, 2021), of which ThU.S.$
370,874
correspond to the provision of
40
% of the distributable net profit for the year 2022 (ThU.S.$
396,012
for the period of 2021) and ThU.S.$
67,121
correspond to the difference in the dividend provisioned for the change in policy on profits for year 2021 mentioned later in this Note.

As of December 31, 2022 Arauco in the financial statements recognized the balance of minimum dividend provision of the parent company for ThU.S.$
186,903
(
125,012
as of December 31, 2021). In December 2022 Arauco paid a provisional dividend for ThU.S.$
183,971
(ThU.S.$
271,000
as of November of 2021) decreasing the minimum dividend provision.

In consideration of the profits obtained by the Company during the year 2021, in the Extraordinary Shareholders’ Meeting held on October 12, 2021, it was agreed the distribution of a definitive dividend (eventual dividend) with charge on the fund of retain profits. Generating a provision for ThU.S.$
200,000
, it was paid from October 25, 2021.

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

The aforementioned modification to the Company’s dividend policy only applies for fiscal year 2021. For the eventual profits of the current fiscal year 2022 and for subsequent fiscal years, an amount equivalent to the 40
% of the distributable net income for each fiscal year will be distributed as dividends. Nevertheless, the Board of Directors may decide to distribute and pay dividends to the shareholders, to the extent that it expects the year to finalize with positive results and that the Company’s liquidity allows such distribution and payment.

Considering the change in the dividend policy described above, the final dividend paid for the year 2021 increased by ThU.S.$
67,121
compared to the provision as of December 31, 2021.

In 2023, the amount of ThU.S.$
92,719
presented in the consolidated statement of changes in equity was provisioned, corresponding to an additional and extraordinary dividend of
10
% to be paid for the profits of the parent company of 2022.

For the profits of the fiscal year 2022 and for subsequent fiscal years, an amount equivalent to the
40
% of the distributable net income for each fiscal year will be distributed as dividends. Nevertheless, the Board of Directors may decide to distribute and pay dividends to the shareholders, to the extent that it expects the year to finalize with positive results and that the Company’s liquidity allows such distribution and payment.

The following table details the adjustments made for the determination of distributable net profit as of December 31, 2023, 2022 and 2021:

	Distributable net profit
	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$	12-31-2021 ThU.S.$
Net profit (loss) attributable to parent company	(358,560)	704,480	1,030,812
Adjustments:
Sale of lands	-	-	(167,802)
Biological assets
Unrealized gains (losses)	(264,477)	(12,933)	(79,452)
Realized gains (losses)	394,179	327,268	249,441
Deferred income taxes	(37,394)	(91,629)	(42,970)
Total adjustments	92,308	222,706	127,019
Distributable net profit (loss)	(266,252)	927,186	990,029

Due to the fact that the distributable net profit as of December 31, 2023 resulted in a loss, no amount related to the 2023 period was provisioned on that date.

Basic and diluted earnings per share

Basic and diluted earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

	January-December
	2023 ThU.S.$	2022 ThU.S.$	2021 ThU.S.$
Profit or loss attributable to ordinary equity holder of parent	(358,560)	704,480	1,030,812
Weighted average of number of shares	120,474,350	120,474,350	119,414,435
Basic and diluted earnings per share (in U.S.$ per share)	(2.9762352)	5.8475518	8.6322

NOTE 27. SUBSEQUENT EVENTS

The authorization for the issuance and publication of these consolidated financial statements for the twelve-months period ended December 31, 2023, was approved by the Board of Directors of Arauco at the Extraordinary Meeting
 held
on April 4, 2024
.

Subsequent to December 31, 2023, and as of the date of issuance of these consolidated financial statements, there have been no additional events, that could materially affect the presentation of these consolidated financial statements.

