Form 20-F
period 2024-12-31
ARAUCO & CONSTITUTION PULP INC
filed 2025-03-27
CIK 1004156

As
filed
with
the
Securities
and
Exchange
Commission
on
March 2
6
,
2025

SECURITIES
AND
EXCHANGE
COMMISSION
Washington,
D.C.
20549

FORM
20-
F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to __________________.

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________________.

Commission
File
Number:
33-
99720
CELULOSA
ARAUCO
Y
CONSTITUCIÓN
S.A.

(Exact
name
of
Registrant
as
specified
in
its
charter)

Arauco and Constitution Pulp Inc.
(Translation of Registrant’s name into English)
Republic
of
Chile
(Jurisdiction of incorporation or organization)
Avenida El Golf 150
14th
Floor
7550107
Las
Condes,
Santiago
Chile
(Address of principal executive offices)
Gianfranco Truffello
Tel.:
56-2-2461-
7200
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
None
Securities
for
which
there
is
a
reporting
obligation
pursuant
to
Section
15(d)
of
the
Act:

Title
of
each
class:

3.875%
Notes
due
2027
4.250%
Notes
due
2029
4.200%
Notes
due
2030
5.500%
Notes
due
2047
5.500%
Notes
due
2049
5.150%
Notes
due
2050

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Shares of Common Stock, without par value: 125,042,124

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes
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
pesos;
references
to
“Argentine
pesos”
or
“AR$”
are
to
Argentine
pesos;
references
to
“UYU”
are
to
Uruguayan
pesos;
references
to
“Brazilian
reais,”
“Brazilian
reals”
or
“R$”
are
to
Brazilian
reais;
references
to
“Mexican
pesos”
or
“MXN$”
are
to
Mexican
pesos;
references
to
“€,”
“EUR”
or
“euro”
are
to
the
euro,
the
single
European
currency
established
pursuant
to
the
European
Economic
and
Monetary
Union;
and
references
to
“UF”
are
to
Unidades de Fomento
.
The
UF
is
a
unit
of
account
that
is
linked
to,
and
adjusted daily to reflect changes in the Chilean consumer price index Reported by the
Instituto Nacional de Estadísticas
(Chilean National Institute of Statistics). As of December
31, 2024, one UF equaled U.S.$38.51 and Ch$38,416.69.

Regarding
our
pulp
business,
references
to
“hardwood”
kraft
pulp
are
to
pulp
made
from
eucalyptus
or
short
fiber,
and
references
to
“softwood”
kraft
pulp
are
to
pulp
made from pine or long fiber.

PRESENTATION
OF
FINANCIAL
AND
OTHER
DATA

This
report
includes
the
audited
consolidated
statement
of
financial
position
of
Arauco
and
our
subsidiaries
as
of
December
31,
2024
and
2023
and
the
related
consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years for the period ended December 31, 2024 (collectively, the
“audited
consolidated
financial
statements”
or
“financial
statements”).
In
addition,
this
report
includes
selected
financial
information
as
of
and
for
the
periods
ended
December
31, 2020, 2021, 2022, 2023 and 2024.

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
dollar equivalent for information in Chilean pesos is based on the observed exchange rate reported by Banco Central de Chile, which we refer to as the “Central Bank of Chile” or the “Central Bank.” The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. On December 31, 2024, the observed exchange rate for Chilean pesos,
as
published
in
the
website
of
the
Diario
Oficial
de
la
República
de
Chile
(the
“Official
Gazette”)
on
January
1, 2025,
was
Ch$996.46
to
U.S.$1.00,
and
on
March
21, 2025,
the observed exchange rate was Ch$932.14 to U.S.$1.00, as published in the website of the Official Gazette on March 24, 2025. You should not construe these translations as representations that the Chilean peso amounts actually represent such dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. Unless otherwise specified, references to the devaluation or the appreciation of the Chilean peso against the U.S. dollar are in nominal terms (without adjusting for inflation) based on the observed exchange rates published by the Central Bank of Chile for the relevant period.

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
should
not
place
undue
reliance
on
them.
Actual
results
could
differ
materially
from
those
projected
in
such
forward-looking
statements
because
of
various
factors
that
may
be
beyond
our
control,
including
but
not
limited
to
our
ability
to
service
our
debt,
fund
our
working
capital
requirements,
comply
with
financial
covenants
in
certain
of
our
debt instruments, fund and implement our capital expenditure programs and maintain our relationships with customers, as well as the effects on us from competition
, the uncertain future relationship between countries with respect to trade policies, taxes, government regulations, and tariffs
, future
worldwide demand for forestry and wood products we produce in the different countries in which we have industrial operations, international prices for forestry and sawn timber products, the condition of our forests, possible shortages of energy, including electricity, the state of the economies in the main countries we operate and the world economy generally, the effects of a pandemic or epidemic and any subsequent mandatory regulatory restrictions or containment measures, the relative value of the local currencies in the countries we run manufacturing operations compared to other currencies, inflation, increases in interest rates, the effects of earthquakes, floods, tsunamis, forest fires or other catastrophic events, geopolitical risks and changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities. Forward-looking statements in this annual report speak only as of their dates, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

PART
I

Item
1.
Identity
of
Directors,
Senior
Management
and
Advisers

Not
applicable.

Item
2.
Offer
Statistics
and
Expected
Timetable

Not
applicable.

Item
3.
Key
Information

SELECTED
CONSOLIDATED
FINANCIAL
DATA

The selected consolidated financial information as of December 31, 2020, 2021, 2022, 2023 and 2024 and for each of the five years then ended is derived from, should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements which have been prepared in accordance with the
International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards”).

	As of and for the year ended December 31,
	2024	2023	2022	2021	2020
	(in thousands of U.S. dollars, except ratios and share data)
INCOME STATEMENT DATA
Revenue	6,546,146	6,011,819	7,102,070	6,349,761	4,732,869
Cost of sales	(4,634,149)	(4,744,095)	(4,274,496)	(3,681,603)	(3,445,284)
Gross profit	1,911,977	1,267,724	2,827,574	2,668,158	1,287,585
Other income	597,061	573,017	100,129	378,977	283,816
Distribution costs	(695,377)	(693,039)	(922,226)	(682,996)	(535,704)
Administrative expenses	(565,027)	(624,326)	(613,608)	(577,147)	(510,137)
Other expense by function	(212,213)	(480,336)	(373,889)	(192,101)	(182,883)
Profit (loss) from operating activities	1,036,441	43,040	1,017,980	1,594,891	342,677
Finance income	66,355	131,666	72,116	33,499	29,449
Finance costs	(397,923)	(373,496)	(200,366)	(219,982)	(268,179)
Share of profit (loss) of associates and joint ventures accounted for using equity method	(45,792)	7,709	33,684	31,386	2,317
Gains (losses) on exchange differences on translation	(12,400)	(194,739)	(77,067)	(5,281)	(39,111)
Income (loss) before income tax	646,681	(385,820)	846,347	1,434,513	67,153
Income tax	(170,400)	27,293	(142,121)	(402,914)	(41,848)
Net income (loss)	476,281	(358,527)	704,226	1,031,599	25,305
BALANCE SHEET DATA
Current assets	4,274,618	4,175,578	3,774,921	3,919,325	3,544,325
Property, plant and equipment	9,610,071	9,607,116	9,542,335	8,955,666	8,325,304
Right of use of assets	771,886	600,361	306,487	180,106	219,134
Biological assets (1)	3,063,394	3,022,579	3,195,370	3,008,897	3,598,827
Total assets	18,159,312	17,910,364	17,180,108	16,661,310	16,028,319
Total current liabilities	1,362,950	2,071,742	1,526,284	1,429,642	1,097,593
Total non-current liabilities	8,072,647	7,829,593	7,393,840	7,413,164	7,515,091
Issued capital	1,103,618	803,618	803,618	803,618	603,618
Total equity	8,723,715	8,009,029	8,259,984	7,818,504	7,415,635
CASH FLOW DATA
Cash flow from (used in) operating activities	1,181,317	740,427	1,700,492	1,939,331	1,142,144
Cash flow from (used in) investing activities	(328,973)	(1,333,124)	(1,469,976)	(1,136,231)	(1,678,855)
Cash flow from (used in) financing activities	(305,948)	645,667	(527,219)	(822,241)	56,204
Net (decrease) increase in cash and equivalents before effect of exchange rate changes	546,396	52,970	(296,703)	(19,141)	(480,507)
OTHER FINANCIAL DATA
Capital expenditures (2)	1,228,893	1,263,049	1,578,202	1,542,715	1,716,987
Depreciation and amortization	685,951	661,068	507,029	492,704	516,012
Fair value cost of timber harvested	440,512	487,778	431,845	342,701	302,490
EBIT (3) (4)	978,249	(143,990)	974,597	1,620,996	305,883
Adjusted EBITDA (3) (4)	2,014,110	1,025,977	2,166,820	2,493,370	1,071,834
Adjusted EBITDA (3)/finance costs (4)	5.06	2.75	10.81	11.33	4.00
Adjusted EBITDA (3)/revenue (4)	30.8%	17.1%	30.5%	39.3%	22.6%
Average debt (5)/Adjusted EBITDA (3) (4)	3.39	6.23	2.61	2.36	5.71
Total debt (6)	6,596,689	7,055,471	5,718,360	5,581,293	6,193,959
Total debt (6)/capitalization (7) (4)	43.1%	46.8%	40.9%	41.7%	45.5%
Total debt (6)/equity attributable to parent company (4)	75.7	88.2%	69.3%	71.5%	83.9%
Working capital (4) (8)	2,911,668	2,103,836	2,248,637	2,489,683	2,446,732
Number of shares	125,042,124	120,474,350	120,474,350	120,474,350	117,223,375
Net income (loss) per share (U.S.$ per share)	3.9	(3.0)	5.8	8.6	0.2
Dividends paid (9)	94,397	279,622	376,103	471,000	-
Dividends per share (U.S.$ per share)	0.78	2.32	3.12	3.91	-

(1)	Biological assets refer to our forests (current and non- current).
(2)	We calculate capital expenditures as “purchase of property plant and equipment” plus “purchase of intangible assets”, plus “purchase of other long term assets”. Excludes acquisitions of companies.
(3)	We calculate EBIT as “net income” before “finance costs,” “finance income” and “income tax”. We calculate EBITDA as EBIT, plus “depreciation and amortization”.
(4)	Unaudited Non-Generally Accepted Accounting Principles (non-GAAP) financial measures.
(5)	We calculate average debt as the average of total debt between the beginning and the end of the applicable year.
(6)	We calculate total debt as the sum of other current financial liabilities and other non-current financial liabilities, minus hedging instruments.
(7)	We calculate capitalization as total debt, including accrued interest, plus total equity.
(8)	We calculate working capital by subtracting current liabilities from current assets.
(9)	Dividends paid corresponds to dividends paid to our shareholders during the relevant fiscal period.

We calculate adjusted
EBITDA
by
adding
“fair
value
cost
of
timber
harvested,”
“exchange
rate
differences”
and
other
expenses,
and
deducting
“gain
from
changes
in
fair value of biological assets” to EBITDA. “Fair value cost of timber harvested” is a non-cash expense included in our cost of sales (as a component of raw materials) that represents the fair value of the wood harvested and sold from our own plantations, which is commonly excluded from the non-GAAP measures used by analysts to compare participants in our industry as it is a non-cash item (purchases of wood from third parties are cash expenses that are not included in
“fair
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

The
following
table
presents,
for
the
periods
indicated,
a
reconciliation
of
unaudited non-GAAP financial measures
EBIT,
EBITDA
and
Adjusted
EBITDA
to
net
income.

	As of and for the year ended December 31,
	2024	2023	2022	2021	2020
	(in thousands of U.S. dollars, except ratios and share data)
Net income	476,281	(358,527)	704,226	1,031,599	25,305
(+) Finance costs	397,923	373,496	200,366	219,982	268,179
(-) Finance income	(66,355)	(131,666)	(72,116)	(33,499)	(29,449)
(+) Income tax	170,400	(27,293)	142,121	402,914	41,848
EBIT	978,249	(143,990)	974,597	1,620,996	305,883
(+) Depreciation and amortization(*)	685,951	661,068	507,029	492,704	516,012
EBITDA	1,664,200	517,078	1,481,626	2,113,700	821,895
(+) Fair value cost of timber harvested	440,512	487,778	431,845	342,701	302,490
(-) Gain from changes in fair value of biological assets	(159,021)	(264,477)	(12,932)	(81,986)	(182,950)
(+) Exchange rate differences	12,400	194,739	77,067	5,281	39,111
(+) Others(**)	56,018	90,858	189,214	113,674	91,288
Adjusted EBITDA	2,014,110	1,025,976	2,166,820	2,493,370	1,071,834

(*)	See Note 7 and Note 19 of our audited consolidated financial statements for more detail on depreciation and amortization.
(**)	Reflects other non-cash expenses for loss of forest due to fires, theft and impairment provisions of industrial property, plant and equipment.

A.	Reserved

B.	Capitalization and indebtedness

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
demand for our products, our financial condition, results of operations and cash flows.

•	We depend on free international trade as well as economic and other conditions in our principal markets.

•	Changes in international trade and other related policies may adversely impact our business, financial condition, and results of operations.

•	In Chile and in Mexico, we are located in a seismic area that exposes our properties to the risk of earthquakes and tsunamis.

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

Risks
Relating
to
Uruguay

•	Economic conditions and government policies in Uruguay may have a direct impact on our financial condition, results of operations and cash flows.

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

	Year ended December 31,
NBSK	2020	2021	2022	2023	2024
Europe
Minimum Price	819.96	879.79	1,260.00	1,145.88	1,248.25
Maximum Price	879.36	1,340.00	1,498.06	1,429.58	1,626.51
Year-end Price	879.36	1,260.67	1,429.03	1,242.99	1,481.62

China
Minimum Price	554.41	672.88	762.12	650.10	732.89
Maximum Price	670.56	985.23	989.69	910.07	820.22
Year-end Price	670.56	755.05	884.99	749.25	771.66

BHKP	2020	2021	2022	2023	2024
Europe
Minimum Price	680.00	680.00	1,140.00	800.00	1,000.00
Maximum Price	681.80	1,140.00	1,380.00	1,379.97	1,439.98
Year-end Price	680.00	1,140.00	1,380.00	1,007.96	1,000.00

China
Minimum Price	441.26	500.46	588.18	474.65	545.32
Maximum Price	499.08	780.09	866.17	810.07	741.89
Year-end Price	499.08	576.42	827.59	653.35	545.39

*	Source: Fastmarkets RISI, Prices in U.S. dollars.

Hardwood
Pulp.
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
2023
began with price declines for both BHKP – Europe and BHKP – China, with an increase in supply due to the injection of new pulp capacity in the market towards the end of March.
BHKP – China prices reached their minimum of the year yet started to stabilize by the end of the second quarter of 2023, while BHKP – Europe continued declining due to reduced demand.
During
the
third
quarter
of
2023,
BHKP – China
prices
increased
due
to
higher
demand,
while
BHKP – Europe
began
to
stabilize.
By
the
end
of
2023,
prices
for
both
BHKP – China
and
BHKP – Europe
increased,
fueled
by
improved
European
demand
resulting
from
reduced
pulp
inventories
and
narrowed
price
differentials
with
China. Throughout the first quarter of 2024, BHKP prices in China remained relatively stable and increased during the second quarter, following the European trend. In Europe, prices steadily increased during the first half of the year as demand rose, driven by logistical disruptions in the Suez Canal that impacted incoming paper product shipment. Additionally, supply constraints in long fiber prompted paper producers to replace long fiber with short fiber. In the second half of the year, BHKP prices in China began to decline, primarily due to the ramp-up of two new mills—one in China and another in Brazil—which boosted supply and exerted downward pressure on the market in both China and Europe, as supply outpaced demand. In the second half of the year, BHKP – Europe prices generally decreased, primarily driven by reduced demand due to low seasonality, but most of all due to oversupply and significant spot volume available. However, towards the end of the year, the market stabilized, with prices leveling off as demand steadied.

Softwood
Pulp.
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
Prices
decreased
considerably
during
the
first
quarter
of
2023
for
NBSK – Europe
and
NBSK – China
due
to
high
inventories
and
low
paper
production.
During
the
second quarter of 2023, prices remained low for NBSK-China while prices for NBSK – Europe continued to decline. In the third quarter of 2023, prices for both NBSK – Europe and
NBSK – China increased towards the end of the quarter until year-end, due to higher demand rates. In the first and second quarters of 2024, NBSK prices in China remained largely stable with only relevant increases during the second quarter, while in Europe, prices rose following the Chinese trend. In the third quarter of 2024, NBSK prices declined in both China and Europe, driven by higher inventories and weaker market demand, before stabilizing toward the end of the period.

Wood Products.
During
the
first
half
of 2020, we confronted significant challenges due to adverse effects that the COVID-19 pandemic had on the wood products markets, especially during the second quarter of the year. During the second half of 2020, prices continuously improved due to an increase in demand, especially in the construction and remodeling sectors, among other reasons.
During
2021,
the
wood
products
markets
remained
generally
stable
and
at
high
levels
both
in
terms
of
prices
and
sales
volume.
Prices
for
some
wood
products
continued
to
increase throughout the year, and we observed some supply shortages in some of the markets we participate in. During 2022, the wood products markets’ demand remained relatively stable in panel consumptions in North America. In addition, our sawn timber segment’s demand was relatively stable during the first half of 2022 and a relatively restricted supply due to logistic issues. During 2023, average prices of all wood products decreased throughout the year, with panels being affected by higher interest rates, oversupply, high inventories, and political uncertainty. Sawn timber was mainly affected by slower markets throughout the year. Throughout 2024, average prices for our wood products declined, primarily due to market overcapacity, along with the effects of inflation, high interest rates, and reduced market activity.

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
still
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

More
recently,
on
October
19,
2023
the
Houthi
movement,
which
controls
parts
of
Yemen,
launched
a
number
of
attacks
on
marine
vessels
in
the
Red
Sea.
The
Red
Sea
is
an
important
maritime
route
for
international
trade.
As
a
result
of
such
disruptions,
we
have
experienced,
and
may
continue
to
experience,
extended
lead
times,
delays
in
supplier deliveries, increased transportation and component costs, and increased costs for expedited shipments. Finally, the ongoing military conflict in the Middle East mainly between
Israel and Hamas is also a source of uncertainty. The conflict could bring about disruption, instability and volatility in global markets and supply chains, which could in turn adversely affect our business operations and financial performance.

The
duration
and
material
impact
of
these
conflicts
remain
highly
unpredictable
and
could
be
substantial.

We
depend
on
free
international
trade
as
well
as
economic
and
other
conditions
in
our
principal
markets.

We
are
a
global
company
with
industrial
operations
in
eleven
countries,
from
which
we
sell
our
products
in
the
domestic
market
and
through
exports.
In
2024,
37.5% of
our
sales
were
to
customers
in
Asia,
29.2%
to
customers
in
North
America,
23.3%
to
customers
in
Central
and
South
America,
7.8%
to
customers
in
Europe,
and
2.2%
to
customers
in
other
regions.
Consequently,
our
results
of
operations
and
cash
flows
depend,
to
a
significant
degree,
on
economic,
political
and
regulatory
conditions
in
our
principal
markets.
Our
ability
to
compete
effectively
in
these
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

Changes in International trade and other related policies may adversely impact our business, financial condition, and results of operations.

Global trade dynamics have become increasingly volatile, with several major economies—including the U.S., Canada, China, Mexico, and members of the European Union—implementing or threatening tariffs, trade restrictions, and non-tariff barriers. These actions have escalated tensions among trading partners, contributed to supply chain disruptions, and raised the risk of sustained trade conflicts and breakdowns in international dispute resolution mechanisms.

Since January 20, 2025, the U.S. administration has implemented several significant measures, such as changes in trade policies, including the imposition of new tariffs and other trade restrictions that could affect cross-border commerce.

On February 1, 2025, the U.S. government announced a 25% tariff on imports from Canada and Mexico, in addition to previously enacted tariffs on goods from China. These tariffs were initially set to take effect on March 4, 2025. However, on March 6, 2025, the U.S. goverment granted a one-month exemption from these tariffs for goods meeting the 2020 United States–Mexico–Canada Agreement (USMCA) rules, effectively suspending the tariffs until April 2, 2025.

These developments are particularly relevant to our operations as we own manufacturing facilities in Canada and Mexico that export products to the United States. The initially imposed tariffs could have led to higher costs for these exports, reducing our price competitiveness and negatively impacting our profit margins. While the current suspension provides temporary relief, the potential for tariffs to be reinstated after April 2, 2025, or other similar tariffs introduce uncertainty into our business planning and supply chain operations.

In response, Canada and Mexico have indicated they may impose potential retaliatory tariffs on U.S. exports, and similar actions may be taken by other countries affected by trade restrictions. Such retaliation could escalate into broader trade disputes or trade wars, further increasing the cost and complexity of cross-border operations.

Furthermore, the U.S. administration has announced plans to impose tariffs on certain imported goods and increased tariffs on goods originating from countries that do not cooperate with U.S. immigration policies. These measures present potential risks to international trade, foreign relations, and labor markets. Increased tariffs could further disrupt supply chains and provoke retaliatory actions from key trade partners. These policies also could introduce uncertainties in regulatory frameworks and could lead to increased operational costs for businesses reliant on international trade.

Beyond North America, trade policies are increasingly being used to address broader political and economic objectives—including labor, environmental, and immigration policies—which creates additional uncertainty for companies engaged in global commerce. The effectiveness of multilateral trade institutions, such as the World Trade Organization, has also been challenged, raising concerns about the enforceability of international trade rules.

There can be no assurance as to the full extent of the U.S. administration’s trade policies and the countermeasures that could be applied against them, and/or their direct and indirect effects on the global economy. These changes could create additional economic and political uncertainty, which may adversely affect our business, financial condition, results of operations, and prospects. See “Item 3. Key Information—Risk Factors—We depend on free international trade as well as economic and other conditions in our principal markets.”

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
the affected
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

We have significant operations in Argentina, Brazil, Canada, Chile, Mexico and the United States. We also have operations in Uruguay through our 50% share in the
Montes del Plata joint operation (“Montes del Plata”) and in Spain, Portugal, Germany and South Africa through our 50% share in the Sonae Arauco joint venture. In each of those countries we are subject to a wide range of national and local environmental laws and regulations concerning, among other matters, the preparation of environmental impact assessments for our projects, the protection of the environment and human health, the generation, storage, handling and disposal of waste, the discharge of pollutants and the remediation of contamination.
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
January
2025,
the
Cruces
river,
where
the
Valdivia
mill
disposes
its
effluents,
became
subject
to
the
Secondary
Water
Quality
Standard for the Valdivia River Basin (hereinafter, the “Norm” or “SWQSVR”). The Valdivia mill discharges its treated effluents into the Cruces River, which is part of the
Valdivia River Basin.

The Norm sets specific thresholds for various pollutants, emphasizing the prevention of pollution and promoting sustainable water management. We cannot
exclude
the
possibility
that
the
regulatory
authority
may
declare
that
the
Valdivia
River
Basin
is
“contaminated”
and
thus
initiate
an
administrative proceeding to impose a decontamination plan, which may include new limits on discharges of wastewater applicable to our Valdivia mill. However, in March 2025, five trade organizations (
asociaciones gremiales
) challenged the validity of the Norm before the Third Environmental Court. Among other concerns, they raised issues regarding
(i)
various aspects of the Norm’s
General
Environmental
and
Social
Impact
Assessment
(or “AGIES”,
for
its
acronym
in
Spanish),
(ii)
lack of a public consultation process and
(iii)
uncertainty about the background information considered in the rulemaking process. These objections included the failure to adequately identify and account for the economic and social costs associated with implementing the Norm. Other criticism pointed out that many of the parameters and limits are not technically or environmentally justified. A ruling is expected later in 2025, with the possibility of further appeals to the Supreme Court.

Environmental concerns led to the temporary suspension of our operations at the Valdivia mill in 2005, which adversely affected, and in the future may continue to adversely affect, our business, financial condition, results of operations and cash flows.

Our Valdivia mill faced environmental scrutiny when it began operations in 2004, particularly regarding its alleged impact on the Carlos Anwandter Nature Sanctuary and the black-neck swans living there. Operations were suspended for one month in 2005 due to these concerns. In 2009, as required by the environmental authorities, we submitted an environmental impact study for a pipeline to discharge wastewater into the Pacific Ocean, which was approved in 2010. However, obtaining additional necessary permits for the project has been challenging due to reasons beyond the Company’s control. In February 2025, the maritime concession permit for the pipeline project was denied by the competent authority. The Company has filed an appeal to reverse this decision. As a result, we cannot provide any assurances that the project will be completed and that any deadline extensions would be granted, even if we comply with all the requirements that may be set forth by those authorities. If the installation of the pipeline is delayed for reasons attributable to us, we may face sanctions that include warnings, fines or the revocation of the Valdivia mill’s environmental permit for operation.

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

In connection with the death of fish in the Cruces River in January 2014 close to the Valdivia mill’s effluent discharge, in January 2019, the National Defense Council (
Consejo de Defensa del Estado
)
instituted a civil lawsuit seeking reparations from us for environmental harm allegedly caused by our Valdivia mill in connection with the death of fish in the Cruces River in
January
2014.
The
National
Defense
Council
did
not
determine
the
damages
in
this
lawsuit,
which
could
be
sought
by
the
National
Defense
Council
in
a
separate
proceeding
before a civil court. In January 2024, the Third Environmental Court rejected the lawsuit filed by the National Defense Council against Arauco, concluding that there was insufficient evidence to link the alleged environmental damage to the operations of the Valdivia mill. The National Defense Council appealed to the Chilean Supreme Court and it is expected to get a final ruling during 2025. The outcome of this appeal, along with its potential impact, cannot be predicted. If the appeal leads to an unfavorable decision, we may be required to conduct ecosystem and biodiversity studies, implement species repopulation programs, and monitor conservation efforts, which could result in significant costs.

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
classification
of
one
of
the
charges,
ordering
the
Superintendence
to
make
a
new
classification.
The
decision
also
mentioned
that
the
Superintendence
had
not
proved
that
the
death
of
fish
in
the
Cruces
River
in
January
2014
was
caused
by
the
operations
of
the
Valdivia
mill.
This
ruling
was
appealed
by
both
the
Superintendence
and
us
before
the Supreme Court. In December 2022, the Supreme Court upheld the Third Environmental Court decision, confirming most of the fines but stating that the death of fish in the
Cruces River in January 2014 was not caused by the operations of the Valdivia mill, rulling that the Superintendence shall make a new classification in connection therewith. In January 2023, we paid the corresponding fines for approximately 5,360.2 UTA (approximately
U.S.$4.9 million as of January 2023). In October 2024, the Superintendence of the Environment conducted a new classification of the pending charge, reducing the original fine by 70% (from 2,417 UTA to 705 UTA). However, the infraction was still classified as “serious” (
infracción grave
), with the Superintendence arguing that there was a continued breach of a key measure for managing spill risks. Shortly thereafter, the Company filed an appeal, requesting a more thorough consideration of the circumstances outlined by the regulations, particularly regarding the assessment of the "danger caused", and seeking a substantial reduction of the revised penalty. As of the date of this report, the Superintendence has yet to issue its final resolution.

In 2019, our Moncure mill received an initial notice of violation from the North Carolina Department of Energy, Mineral, and Land Resources for exceeding of stormwater
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
2024,
we
had
U.S.$6.6 billion
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

In Chile, the area dedicated to pine and eucalyptus plantations has been steadily declining in recent years, which may pose significant challenges in securing a reliable and consistent supply of wood for our plants, potentially affecting production capacity and operational efficiency.

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

Disease
or
fires
could
affect
our
forests
and
manufacturing
processes
and,
in
turn,
adversely
affect
our
business,
financial
condition,
results
of
operations
and
cash
flows.

Our operations are subject to various risks affecting our forests and manufacturing facilities, including disease and fire. Pests and diseases afflicting radiata or taeda pine plantations in other parts of the world may migrate and may significantly affect the forestry industry in the future.

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
regions.
As
a
consequence
of
such
fires,
we
suffered
the
burning
of
approximately
72,500
hectares
of
forest
plantations,
which
had
a
fair
value
of
U.S.$210
million, according to IFRS Accounting Standards. The affected forest plantations represented 5.6% of the fair value of the total of our forest plantations, and
1.5% of our total assets.

During
the
2021-2022
forest
fire
season,
approximately
7,566
hectares
of
our
forest
plantations
were
adversely
affected
by
fires.

During
the
2022-2023
forest
fire
season,
approximately
47,000
hectares
of
our
productive
forest
plantations
in
Chile
were
adversely
affected
by
fires
that
occurred
in
early 2023 in the regions of Maule, Ñuble, Araucanía, Biobío and Los Ríos due to a combination of multiple irresponsible and/or intentional actions by third parties and extreme unfavorable weather conditions such as high temperatures, low humidity and high winds. As of December 31, 2023, we recognized a forest fire loss of U.S.$17 million net of insurance compensation for the fires in Chile, representing 3.2% of the fair value of our total forest plantations.

During
the
2023-2024
forest
fire
season,
approximately
815
hectares
of
our
forest
plantations
had
been
adversely
affected
by
fires.
As
of
the
date
of
this
annual
report,
during
the
2024-2025
forest
fire
season,
approximately
3,562
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
countries
in
an
effort
to
reduce
carbon
dioxide
and
other
greenhouse
gas
emissions
and
combat
global
climate
change.
Such
reductions
in
greenhouse
gas
emissions
could
result
in
increased
energy,
transportation
and
raw
material
costs
and
may
require
us
to
make
additional
investments
in
facilities
and
equipment.
In
addition,
our
plantations
are
located
in
regions
which
have
favorable
climatic
conditions
for
a
short
growing
cycle.
Any
climate
changes
that
negatively
affect
such
favorable
climate
conditions
in
central
or southern Chile or in any region in which we benefit from favorable climate conditions could adversely affect the growth rate and quality of our plantations, or our production costs.

For instance, Chile has experienced significant climate variability in recent years, with both droughts and heavy rainfall impacting operations. In 2019, a severe drought forced the Licancel mill to suspend activities for nearly three months. While rainfall in the Maule region improved during the summers of 2020 and 2021, water scarcity persisted, leading to operational suspensions at the Valdivia pulp mill—five days in February 2022 and one day in February 2023 due to low river flows.

In contrast, 2023 brought an exceptionally rainy season to central and southern Chile, temporarily alleviating water deficits and surpassing normal rainfall levels. However, heavy rains in June and August of such year caused the Mataquito River to overflow, flooding Licantén city and the Licancel pulp mill. This led to the indefinite suspension of operations at the Licancel mill in August 2023, driven by escalating climate variability. During the same year, high temperatures, strong winds, and drought conditions from previous years contributed to widespread forest fires, severely damaging Arauco’s forestry assets. For more information on risks related to disease and fires affecting our forests, refer to Item 3. Key Information—Risk Factors—Risks Relating to the Company—Disease or fires could affect our forests and manufacturing processes and, in turn, adversely affect our business, financial condition, results of operations, and cash flows.

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

In the first half of 2024, Compañía Puerto de Coronel S.A. in Chile, in which we hold an indirect 50% stake, experienced a strike that lasted for 56 days. This disruption significantly impacted the dispatch of our products, as it is one of our primary shipping ports in Chile.

In Chile, in late 2024 and early 2025, our Valdivia mill was on strike for 39 days, which resulted in a complete halt of production for the duration of the strike.

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
or
attacks,
external
cyber-attacks,
obsolescence
or
technical
failures
can
deeply
harm
our
business
operations.
Cybersecurity
risks
have
generally
increased
in
recent
years
as
a result of the proliferation of new technologies and the increased sophistication and activities of cyberattacks. Any failure of our systems could disrupt our business and result in production errors, processing inefficiencies and the loss of sales and customers, which in turn could result in decreased revenue, increased costs and excess or out-of-stock inventory levels or involve any legal or regulatory breach.

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

We may face difficulties in implementing our investment projects, which could negatively impact our growth prospects.

As part of our property strategy, we aim to invest in supporting infrastructure to enhance the value of these assets. However, executing these investment projects may present several challenges, including: (i) delays or failures in acquiring necessary equipment or services; (ii) costs exceeding initial estimates; (iii) difficulties in obtaining required environmental and government permits; (iv) changes in market conditions that could reduce the profitability of the projects; (v) challenges in acquiring land at attractive prices or increases in land prices driven by rising demand from competitors; (vi) difficulties in identifying and acquiring land that complies with real estate laws; (vii) limitations in our ability to develop infrastructure and attract qualified labor efficiently and on schedule; (viii) disputes or litigation related to land acquisitions; (ix) cultural integration challenges arising from the introduction of new management and employees; and (x) the need to update accounting systems, administrative data, and human resources processes. Failure to effectively manage these risks could have an adverse impact on our business.

Risks
Relating
to
Chile

Adverse
changes
in
Chile’s
political,
legal,
tax,
social
and
economic
conditions
could
directly
impact
our
business
and
the
market
price
of
our
securities.

For the year ended on and as of December 31, 2024, 68.9% of our property, plant and equipment and forest assets were directly owned by Arauco and our Chilean subsidiaries,
and
57.1%
of
our
revenues
were
attributable
to
our
Chilean
operations.
Accordingly,
our
business,
financial
condition,
results
of
operations
and
cash
flows
depend,
to
a
considerable
extent,
upon
political
and
economic
conditions
in
Chile.
Future
changes
in
Chile’s
political,
regulation
and
economic
conditions
-
affecting
interest
rates, exchange rates,
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

Risks
Relating
to
the
United
States
and
Canada

Economic
conditions
in
the
United
States
and
Canada
may
have
a
direct
impact
on
our
business,
financial
condition,
results
of
operations
and
cash
flows.

For the year ended on and as of December 31, 2024, 4.4% of our property, plant and equipment were owned by our U.S. subsidiaries, and 13.1% of our revenues were attributable to our U.S. operations. See “Item 4. Information on our Company—Description of Business.” As
a
result
of
the
foregoing,
to
a
certain
extent,
our business, financial condition, results of operations and cash flows will be dependent on economic conditions in the United States.

For
the
year
ended
on
and
as
of
December
31,
2024,
0.3%
of
our
property,
plant
and
equipment
were
owned
by
our
Canadian
subsidiaries,
and
2.9%
of
our
revenues
were attributable to our Canadian operations. See “Item 4. Information on our Company—Description of Business.” As
a
result
of
the
foregoing,
to
a
certain
extent,
our business, financial condition, results of operations and cash flows will be dependent on economic conditions in Canada.

Risks
Relating
to
Brazil

Economic
conditions
and
government
policies
in
Brazil
may
have
a
direct
impact
on
our
business,
financial
condition,
results
of
operations
and
cash
flows.

For the year ended on and as of December 31, 2024, 5.2% of our property, plant and equipment and forest assets were owned by our Brazilian subsidiaries and 9.0% of our
revenues
were
attributable
to
our
Brazilian
operations.
See
“Item
4.
Information
on
our
Company—Description
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

Future economic, social and political developments in Brazil may adversely affect the business, financial condition, results of operations and cash flows of our Brazilian subsidiaries.

Risks
Relating
to
Argentina

Economic
conditions
and
government
policies
in
Argentina
may
have
a
direct
impact
on
our
business,
financial
condition,
results
of
operations
and
cash
flows.

For the year ended on and as of December 31, 2024, 5.5% of our property, plant and equipment and forest assets were owned by our Argentine subsidiaries, and 7.4% of our
revenues
were
attributable
to
our
Argentine
operations.
As
a
result
of
the
foregoing,
our
business,
financial
condition,
results
of
operations
and
cash
flows
will
be
dependent,
to a certain extent, on economic conditions in Argentina. See “Item 4. Information on our Company—Description of Business—History.”

There
are
various
aspects
of
the
Argentine
economy
that
could
adversely
affect
our
operations,
including,
among
others,
inflation,
interest
rates,
taxes
and
foreign
exchange
controls
implemented
in
Argentina,
which
include
the
obligation
to
repatriate
foreign
currency
obtained
abroad
and
restrictions
on
the
transfer
of
funds
abroad.

In 2017, we signed an intercompany loan with Arauco Argentina S.A. (“Arauco Argentina”), for U.S.$250 million, which proceeds were used to repay in full certain
Arauco Argentina’s debt that we guaranteed. During 2018, Arauco Argentina prepaid U.S.$90 million.

On May 28, 2020, the Central Bank of the Argentine Republic (“BCRA”) issued Communication “A” 7030 (as amended from time to time, “Communication 7030”), which established additional requirements on outflows made through the local foreign exchange market (“MULC”). Among other things, Communication 7030 provides that the
BCRA’s prior approval is required to access the foreign exchange market to make financial debts principal payments abroad if the creditor is an affiliate of the debtor. This requirement was applicable as of the date of this annual report. This provision continues in force and the BCRA has not yet authorized Arauco Argentina to make the principal payments that were
due
on
June
1,
2020,
December
1,
2020,
June
1,
2021,
December
1,
2021,
and
June
1,
2022,
which
is
the
loan
expiration
date.
However,
under
Communication
"A"
7301
of
the BCRA, which allows access to the MULC without the prior approval of the BCRA for the cancellation of this type of loans between related parties, to those who have a
Certification
of
increase
in
Exports
of
Goods
for
the
year
2021,
Arauco
Argentina
made
a
partial
cancellation
of
U.S.$6
million
of
the
overdue
debt
on
July
14,
2022.
The
balance due after such payment of principal is U.S.$154 million.

On April 21, 2023, the BCRA issued Communication “A” 7746 which provides that the BCRA’s prior approval is required to access the foreign exchange market to make payments abroad of interests of financial debts if the creditor is an affiliate of the debtor. This provision continues in force and the BCRA has not yet authorized Arauco Argentina to make the interest payments that were due on June 1, 2023, December 1, 2023, June 1, 2024 and December 1, 2024. As of December 31, 2024, the amount of interest due is U.S.$52.3 million.

During 2023, the former administration of the Argentine government approved different rules that complexified or directly prohibited access to the MULC for payments to foreign suppliers. For this reason, Arauco Argentina has received a series of loans from its shareholder Arauco Wood Ltd. in order to be able to make certain payments on overdue debts. The balance due as of December 31, 2024 is U.S.$42.9 million.

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

The Argentine government’s actions have had and may continue to have a material effect on private sector entities, including our operations in Argentina.
We
have
no
control
over
and
cannot
predict
how
government
intervention
and
policies
will
affect
the
Argentine
economy
or,
directly
and
indirectly,
our
operations
and financial condition.

Future economic, social and political developments in Argentina may adversely affect the business, financial condition, results of operations and cash flows of our
Argentine
subsidiaries.

Risks
Relating
to
Mexico

Economic
conditions
and
government
policies
in
Mexico
may
have
a
direct
impact
on
our
business,
financial
condition,
results
of
operations
and
cash
flows.

For the year ended on and as of December 31, 2024, 1.8% of our property, plant and equipment were owned by our Mexican subsidiaries, and 2.9% of our revenues were attributable to our Mexican operations. See “Item 4. Information on our Company—Description of Business.”

In
the
past,
Mexico
has
experienced
several
periods
of
slow
or
negative
economic
growth,
high
inflation,
high
interest
rates,
currency
devaluation,
government
intervention
in
the
economy
and
other
economic
disruptions.
Future
economic,
social, legal, judicial
and
political
developments
in
Mexico
may
adversely
affect
the
business,
financial
condition, results of operations and cash flows of our Mexican subsidiaries.

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

Future
economic,
social
and
political
developments
in
Mexico
may
adversely
affect
the
business,
financial
condition,
results
of
operations
and
cash
flows
of
our
Mexican
subsidiaries.

Risks
Relating
to
Uruguay

Economic conditions and government policies in Uruguay may
have
a
direct
impact
on
our
financial
condition,
results
of
operations and cash flows.

For
the
year
ended
on
and
as
of
December
31,
2024,
13.8%
of
our
property,
plant
and
equipment
and
forest
assets
were
located
in
Uruguay,
and
7.6%
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
circumstances,
such
as
the
ramp
up
process
of
Line
3
of
the
Arauco
pulp
mill
(“Arauco
3”)
contemplated
by
the
“MAPA”
project,
a
steep
fall
in
prices,
the
severe
forest
fire in early 2023 and mill stoppages.

On August 15, 2024, Moody’s changed our ratings outlook from negative to stable, mentioning expectations for a significant reduction in debt by the end of 2024 and an improved operational performance, driven by increased pulp production and a resurgence in pulp prices.

On October 4, 2024, Fitch Ratings changed our ratings outlook from stable to negative after the approval of the Sucuriú project. While acknowledging the strategic importance of the project in positioning the Company as the second-largest pulp producer with a competitive cost structure, Fitch highlighted that it would place pressure on our net leverage.

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
2024,
we
owned
more
than
722
thousand
hectares of forest plantations in Chile, Argentina, Brazil and Uruguay combined.

During 2024, (i) we sold 4.5 million metric tons of pulp, in the form of hardwood bleached pulp, softwood bleached pulp, softwood unbleached pulp, fluff pulp, and dissolving
pulp;
(ii)
we
sold
7.5
million
cubic
meters
of
wood
products,
including
sawn
timber
(green
and
kiln-dried
lumber),
remanufactured
wood
products,
plywood
and
panels (medium-density fiberboard (“MDF”), particleboard (“PBO”), and high-density fiberboard (“HDF”)); and (iii) we harvested 18.7 million cubic meters of sawlogs and pulplogs. Our revenues consist of export sales and domestic sales in the countries where we have industrial operations. During 2024, sales in Asia and Oceania, North America, South and
Central America, Europe and other regions accounted for 37.9%, 29.2%, 23.3%, 7.8% and 1.8% respectively, of our total revenue for such year.

As
of
December
31,
2024,
our
planted
forests
consisted
of
approximately
52.1%
radiata,
taeda
and
elliottii
pine
and
approximately
45.6%
eucalyptus.
We
seek
to
manage
our
forestry
resources
sustainably
and
in
a
way
that
ensures
that
the
annual
growth
of
our
forests
is
equal
to
or
greater
than
the
volume
of
resources
we
harvest
each
year.
In 2024, we planted a total of 97,409 hectares and harvested a total of 53,137 hectares in Chile, Argentina, Brazil and Uruguay.

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
annual
pulp
production
capacity
(including
our
50%
share
of
the
Montes
del
Plata
mill’s
1.4
million
metric
ton
capacity)
is
approximately
5.3
million
metric
tons.
During
2024,
our pulp mills produced 4.2 million tonnes of bleached pulp and 0.3 million tonnes of unbleached pulp.

During 2024, our sales volume (in tonnes) in Asia and Oceania, Europe, North and South America and other regions represented 75.4%, 15.4%, 9.1%, and 0.1%, respectively,
of
our
total
pulp
sales
volume
for
such
year.
During
2024,
our
pulp
and
forestry
segment
revenues
were
U.S.$3,298.2
million,
representing
50.4%
of
our
total
revenues for such year.

Wood
Products

Our
wood
products
segment
consists
of
our
manufacturing
of
fiberboard
panels,
sawn
timber,
plywood
and
remanufactured
wood
products.

During 2024, our wood products sales volume (in cubic meters) in North America, Central and South America, Asia and Oceania, and other countries represented
51.2%, 36.1%, 9.1% and 3.6%, respectively, of our total wood products sales volume for such year. During 2024, our wood products segment revenues were
U.S.$3,044.2 million, representing 46.5% of our total revenues for such year, and were comprised of (i) U.S.$2,071.1 million in sales of fiberboard panels and (ii) U.S.$973.1 million in sales of sawn timber, plywood and remanufactured wood products.

Fiberboard
Panels

We
own
and
operate
fiberboard
panels
mills
in
Chile,
Argentina,
Brazil,
the
United
States,
Canada
and
Mexico.
Fiberboard
includes
MDF,
PBO
and
HDF.
As
of
December 31, 2024, our aggregate installed annual fiberboard panels production capacity was approximately 6.6 million cubic meters, and our production during 2024 was approximately 5.3 million cubic meters.

During 2024, our sales volume (in cubic meters) of particleboard panels and medium-density fiberboard panels represented approximately 48.3% and 51.7% of our total fiberboard panels sales volume, respectively. For the same year, our fiberboard panels sales volume (in cubic meters) in the United States and Canada, Brazil, Mexico, Argentina,
Chile and other countries represented 46.5%, 27.3%, 11.1%, 7.2%, 4.1% and 3.8%, respectively, of our total fiberboard panel sales volume for such year.

Sawn
Timber,
Plywood
&
Remanufactured
Wood
Products

We
own
and
operate
sawmills
in
Chile
and
in
Argentina
with
an
aggregate
installed
annual
production
capacity
of
approximately
2.4
million
cubic
meters
of
sawn
timber. We also own plywood mills with an aggregate installed annual production capacity of approximately 0.7 million cubic meters. Additionally, we own remanufacturing facilities
in
Chile
and
in
Argentina
that
reprocess
sawn
timber
into
remanufactured
wood
products
such
as
mouldings
and
frames.
In
2024,
we
produced
3.0
million
cubic
meters
of sawn timber, plywood and remanufactured wood products.

During 2024, our sawn timber, plywood and remanufactured wood products sales volume (in cubic meters) in the United States, Chile, Mexico, China, South Korea,
Vietnam, Japan, Saudi Arabia and other countries represented 28.2%, 14.5%, 9.0%, 6.6%, 6.4%, 4.5%, 4.1%, 4.0% and 22.7%, respectively, of our total sawn timber and remanufactured wood products sales volume for such year.

HISTORY
AND
DEVELOPMENT
OF
THE
COMPANY

Celulosa
Arauco
y
Constitución
S.A.
is
a
sociedad
anónima
(corporation)
organized
under
the
laws
of
Chile
and
subject
to
certain
rules
applicable
to
sociedades
anónimas abiertas
(Chilean public corporations). We were formed on September 14, 1979 in a merger between Industrias de Celulosa Arauco S.A. (“Industrias Arauco”) and
Celulosa
Constitución
S.A.
(“
Celulosa
Constitución”).
Our
two
predecessor
companies
were
created
in
the
late
1960s
and
early
1970s
by
Corporación
de
Fomento
de
la
Producción
(“
Corfo”),
a
Chilean
government
development
corporation,
to
develop
forest
resources,
improve
soil
quality
in
former
farming
areas
and
promote
employment.
As
part of the Chilean government’s privatization program, Corfo sold Industrias Arauco to Compañía de Petróleos de Chile S.A. (“Copec”), in 1977 and Celulosa Constitución to
Copec in 1979. In October 2003, Copec transferred all of its gasoline- and fuel-related business assets to a new subsidiary, Compañía de Petróleos de Chile COPEC S.A. In 2003,
Copec changed its legal name to Empresas Copec S.A. (“Empresas Copec”), while in 2021 Compañía de Petróleos de Chile COPEC S.A. changed its legal name to COPEC S.A.
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

On
September
27,
2009,
we
entered
into
a
series
of
joint
operation
agreements
with
Stora
Enso,
which
resulted
in
Stora
Enso
and
us
agreeing
joint
control
over
a
group
of companies operating in Uruguay, which comprise the Montes del Plata joint operation.
In 2011, the Montes del Plata joint operation built a state-of-the-art pulp mill with an annual production capacity of 1.3 million tonnes, a port and a power producing unit based on renewable sources, all located in Punta Pereira in the department of Colonia, Uruguay. The Montes del Plata pulp mill entered the production phase in June 2014 and reached full production capacity in October 2015.

In September 2012, we acquired 100% of the shares of Flakeboard Company Limited (“Flakeboard”), a North American producer of wood paneling for furniture with seven panel mills in Canada and the U.S., with an aggregate annual production capacity of 1.2 million cubic meters of MDF panels, an annual production capacity of 1.2 million cubic meters of PBO, and an annual production capacity of 634,000 cubic meters of melamine.

In
May
2015,
we
acquired
50%
of
the
shares
of
a
Spanish
subsidiary
of
Sonae
Industria,
named
Tableros
de
Fibras
S.A.,
and
changed
its
name
to
“Sonae
Arauco”.
We
and Sonae Industria jointly control Sonae Arauco. Sonae Arauco and its subsidiaries produce market wood panels of the oriented strand board (“OSB"), MDF and PBO, and sawn
timber
through
the
operation
of:
(i)
two
panel
mills
and
one
sawmill
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
dissolving
pulp
production.
This
project
required
an
investment
of
approximately
U.S.$200
million.
This
project
was
built
in
the
current
facilities
of
the
Valdivia
mill,
implementing
certain
adjustments
and
new
equipment.
The
project
installed
two
new
additional
digesters
to
optimize
the
production
level
of
dissolving
pulp,
a
new
discharging
tank of pulp (storing process) and certain modifications to the treatment areas, among other changes. In addition, the project increased the mill’s capacity to inject energy to the
Chilean power grid (Sistema Eléctrico Nacional) (the “SEN”) from the current units of the mill. Construction of this project was completed at the end of 2019, and the mill started to produce dissolving pulp in June 2020.

On December 6, 2017, through our Brazilian subsidiary Arauco do Brasil S.A., we acquired from Masisa S.A. (“Masisa”), 100% of Masisa do Brasil Ltda., currently named Arauco Indústria de Painéis Ltda. The main assets acquired as a result of the transaction consist of two industrial complexes located in Ponta Grossa (Paraná) and in
Montenegro (Rio Grande do Sul). They have a line of MDF boards with an annual installed capacity of 300,000 m3, a line of PBO with a current annual installed capacity of
500,000 m3, and four lines of melamine coating, with a total annual installed capacity of 660,000 m3.

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
installed
capacity
of
60,000
tonnes
of
resins
and
60,600
tonnes
of
formaldehyde;
and
impregnation
lines
with
an
aggregate
annual
installed
capacity
of
28.9
million
of
m2.

On July 24, 2018, our Board of Directors approved the modernization and expansion of the Arauco mill located in the Province of Arauco, Biobío Region, Chile
(
Proyecto Modernizacion Ampliacion de la Planta Arauco, MAPA
). The MAPA project included the construction and start-up of a new production line of 1,560,000 annual tonnes of
bleached
hardwood
kraft
pulp
(Arauco
3),
with
an
estimated
investment
of
approximately
U.S.$2.85
billion.
The
MAPA
project
increased
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
U.S.$19.9
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
2021,
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

On July 16, 2024, Arauco transferred all shares and interests directly held in Arauco Florestal Arapotí S.A., Arauco Forest Brasil S.A., and indirectly held in Empreendimentos Florestais Santa Cruz Ltda. and Florestal Vale do Corisco S.A., entities that own assets primarily located in the state of Paraná, Brazil. The eucalyptus and pine forest plantations subject to the sale occupied approximately 85,000 hectares. The sale price was approximately U.S.$1.2 billion, which was paid on the transaction date and was subject to customary post-closing adjustments. The net amount received by Arauco after taxes was U.S.$971 million, resulting in a post-tax profit of U.S.$209.5 million. It is also important to note that the sale of shares and social rights did not include the industrial assets related to the panel plants in Brazil, nor other forestry assets primarily located in the state of Mato Grosso do Sul, which are associated with the "Sucuriú Project", referred below.

On March 12, 2024, Eufores S.A. and Forestal Cono Sur S.A. (affiliates of Montes del Plata) acquired all the shares and social rights of four companies owned by Global
Timber Spain SLU and Global Timber International LLC in Uruguay.
The companies acquired are Taurion S.A., Taurion Asociación Agraria de Responsabilidad Limitada, Monte
Fresnos S.A. and Monte Fresnos Asociación Agraria de Responsabilidad Limitada.
These companies jointly own approximately 32,000 hectares in Uruguay, of which approximately 19,000 hectares are planted with eucalyptus.

On September 24, 2024, our Board of Directors approved the construction of a pulp mill by our subsidiary Arauco Celulose do Brasil S.A. in the municipality of Inocência, State of Mato Grosso do Sul, Brazil for the Sucuriú Project (the “Sucuriú Project”). This approval is contingent upon obtaining the necessary environmental and other permits, as well as securing the required financing. The total investment for the new mill is currently estimated at approximately US$4.6 billion. The proposed mill is expected to have an annual production capacity of approximately 3.5 million air-dried metric tonnes of BHKP and be self-sufficient in energy consumption, generating a surplus of around 220 megawatts of renewable energy from forest biomass. We currently anticipate that the mill will begin operations in the last quarter of 2027, although this timeline may be subject to change due to potential delays in its development.

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

The
following
table
sets
forth
our
ownership
interests
in
our
subsidiaries
as
of
December
31,
2024.

	Country of incorporation	Total stock held (%)
Agrícola Ranquillón SpA	Chile	98.6427
Agrícola San Carlos SpA	Chile	99.9484
Agrícola Santa Emilia SpA	Chile	98.9484
Agrícola Santa Isabel SpA	Chile	99.9484
Agrícola Siberia SpA	Chile	98.6427
Arauco Argentina S.A.	Argentina	99.9801
Arauco Australia Pty Ltd.	Australia	99.9990
Arauco Bioenergía SpA	Chile	99.9990
Arauco Canada Ltd.	Canada	99.9991
Arauco Celulose do Brasil S.A.	Brazil	99.9990
Arauco Colombia S.A.	Colombia	99.9983
Arauco do Brasil S.A.	Brazil	99.9991
Arauco Europe Cooperatief U.A.	The Netherlands	99.9990
Arauco Industria de México S.A. de C.V.	Mexico	99.9991
Arauco Indústria de Painéis S.A.	Brazil	99.9991
Arauco Middle East DMCC	United Arab Emirates	99.9990
Arauco MS Participações S.A.	Brazil	99.9991
Arauco North America, Inc.	U.S.A.	99.9991
Arauco Participações Florestais Ltda	Brazil	99.9991
Arauco Perú S.A.	Peru	99.9990
Arauco Pulp Limited	United Kingdom	99.9990
Arauco Ventures Limited	United Kingdom	99.9990
Arauco Wood (China) Company Limited	China	99.9990
Arauco Wood Limited	United Kingdom	99.9991
Araucomex S.A. de C.V.	Mexico	99.9991
Araucomex Servicios S.A. de C.V.	Mexico	99.9991
Consorcio Protección Fitosanitaria Forestal S.A.	Chile	56.8311
E2E SpA	Chile	99.9986
Forestal Arauco S.A.	Chile	99.9484
Forestal Cholguán S.A.	Chile	98.6427
Inversiones Arauco Internacional Limitada	Chile	99.9990
Investigaciones Forestales Bioforest SpA	Chile	99.9489
Leasing Forestal S.A. (1)	Argentina	99.9801
Lemu Earth SpA	Chile	96.3692
Lemu Global Limited	United Kingdom	96.3692
Lemu Inc.	U.S.A.	96.3692
Maderas Arauco Costa Rica S.A.	Costa Rica	99.9990
Maderas Arauco S.A.	Chile	99.9986
Mahal Empreendimentos e Participações S.A.	Brazil	99.9991
Novo Oeste Gestão de Ativos Florestais S.A.	Brazil	99.9991
Servicios Aéreos Forestales Ltda.	Chile	99.9991
Servicios Logísticos Arauco SpA	Chile	99.9992
Tecverde Engenharia S.A.	Brazil	89.3906
Woodaffix LLC.	U.S.A.	99.9991

(1)	Company under ongoing liquidation.

BUSINESS
OVERVIEW

Business
Strategy

We base our business on the renewable bioeconomy, where wood serves as the central raw material for designing sustainable products that benefit various industries. Our operations and products aim to:

•	Ensure business continuity through responsible forest management: We conserve integrated and resilient landscapes, ensuring their regeneration and long-term vitality.

•	Create sustainable, carbon-storing products: Pulp, wood, panels, and renewable energy are part of our portfolio.

•	Maximize the use of renewable resources: We develop solutions that replace fossil-based materials, store carbon, and help mitigate climate change.

•	Seize opportunities in global markets: We strengthen our competitiveness through innovation and sustainable governance.

•	Positively impact local communities: We contribute to the social, economic, and environmental development of the areas where we operate.

•	Adopt international standards: We ensure transparency, risk management, and compliance with the commitments we undertake.

Thus, the management of our plantations and forests, along with the responsible and renewable production of our products, is the foundation of our sustainability model. This model encompasses actions and commitments that positively contribute to society and the environment, offering sustainable solutions, products, and alternatives that enhance quality of life.

Domestic
and
Export
Sales

The
following
table
sets
forth
our
revenues
derived
from
exports
and
domestic
sales
for
the
years
indicated.

	Year ended December 31,
	2024	2023	2022
	(in millions of U.S. dollars)
Export Sales (1)
Bleached pulp	$2,419	$1,885	$1,920
Unbleached pulp	210	208	418
Dissolving pulp	419	280	244
Sawn timber	321	355	501
Remanufactured wood products	262	261	405
Plywood	279	254	333
Fiberboard panels	346	369	574
Other	4	5	6
Total export revenue	$4,260	$3,617	$4,401
Domestic Sales (2)
Bleached pulp	$140	$176	$162
Unbleached pulp	5	4	8
Dissolving pulp	0	0	1
Sawn timber	49	54	84
Remanufactured wood products	18	20	25
Plywood	44	39	45
Fiberboard panels	1,725	1,779	2,077
Logs	49	96	110
Electric power	102	90	90
Other	154	137	99
Total domestic revenue	$2,286	$2,395	$2,701
Revenue	$6,546	$6,012	$7,102

The
following
table
sets
forth
a
geographic
market
breakdown
of
our
revenues
for
the
years
indicated.

	Year ended December 31
	2024	2023	2022
	(in millions of U.S. dollars)
Export Sales (1)
Asia	$2,456	$2,056	$1,976
North America	826	840	1,210
Europe	514	400	558
Central and South America	320	211	285
Other	144	110	372
Total export revenues	$4,260	$3,617	$4,401
Domestic Sales (2)
Asia	-	-	-
North America	1,083	1,067	1,388
Europe	-	-	-
Central and South America	1,203	1,328	1,313
Other	-	-	-
Total domestic revenues	$2,286	$2,395	$2,701
Revenue	$6,546	$6,012	$7,102

(1)	Export sales are sales in a country different from the country where the goods were produced.
(2)	Domestic sales are sales in the same country where the goods were produced.

Forestry
Activity

Radiata and taeda pines grow at the fastest rates within a narrow band of latitude and under certain climatic conditions. One of South America’s main advantages in the forestry industry is the short growing cycle of its radiata and taeda pine plantations. The fast growth rate of radiata and taeda pine trees allows harvesting of pulplogs and sawlogs approximately
18
years
after
planting
and
of
high-quality
sawlogs
approximately
24
years
after
planting.
For
most
temperate
softwood
forests
in
the
Northern
Hemisphere
this
range is 18 to 45 years for pulplogs and 50 to 150 years for high quality sawn timber. Consequently, in the countries in which we have pine (Argentina and Chile), the forestry industry is a relatively low-cost producer, since it takes less time and a smaller area to produce the same volume of pine as its North American or European competitors, who face lower forest growth rates and higher transportation and investment costs as a result of the larger tracts of forests necessary to produce equivalent yields of softwood. Accordingly, since the mid-1970s, we have focused our forest management on the application of advanced genetic and silviculture techniques to increase productivity and the quality of our plantations.

Once planted, eucalyptus trees undergo competitor vegetation control and maintenance fertilization in certain sites until the third or fourth year. Throughout the entire growth period, monitoring is conducted to assess the health of the plantations, as pests such as defoliating ants and other insects can cause significant damage if not properly controlled. The pest control strategy relies on biological control agents, specifically the release of parasitoids, to regulate pest population levels. Plantations originating from natural regeneration require regeneration management to establish a productive plantation. The average harvesting cycle for eucalyptus plantations is approximately 7 to 12 years in the countries where eucalyptus is cultivated (Chile, Brazil, Uruguay, and Argentina).

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
Argentina,
50%
of
the
plantations
we
own
in
Uruguay
through
the
Montes
del
Plata
joint
operation,
100%
of
the
plantations
owned in Brazil
by
Mahal
Emprendimentos
e
Participacoes
S.A.,
100%
of
the
plantations
owned
by
Novo
Oeste
Gestao
de
Ativo
Florestais
S.A. and
100%
of
plantations
owned
by
Arauco
Celulose
do
Brasil
S.A. It also includes 212,724 hectares for which we have the right to harvest but do not own the land, of which 23,527 hectares are in Chile, 300 hectares are in Argentina, 152,024 hectares are in Brazil and 36,873 hectares are in Uruguay.

 As of December 31, 2024, our planted forests mainly consisted of approximately 52.1% radiata, taeda and elliottii pine and 45.6% eucalyptus. Radiata, taeda and elliottii pine have a rapid growth rate and a short harvest cycle compared to many other commercial softwoods. These pine species are sufficiently versatile for both the production of forestry
and
timber
and
the
production
of
long-fiber
pulp
for
sale
to
manufacturers
of
paper
and
packaging.
Eucalyptus
is
used
to
produce
short-fiber
pulp
for
sale
to
manufacturers of paper and tissue.

We
seek
to
manage
our
forestry
resources
seeking
to
ensure
that
the
annual
growth
of
our
forest
is
equal
to
or
greater
than
the
volume
of
resources
harvested
each
year.
In
2024,
we
planted
a
total
of
97,409
hectares
and
harvested
a
total
of
53,137
hectares
in
Chile,
Argentina,
Brazil
and
Uruguay.

Our planted radiata pine and eucalyptus forests located in central and southern Chile, are within close proximity to our major production facilities. As of December 31, 2024, we owned approximately 1.0 million hectares of land in Chile, of which approximately 597 thousand hectares are forest plantations.

As of December 31, 2024, we owned approximately 264,113 hectares of forest and other land in Argentina, approximately 64,530 hectares of forest and other land in
Brazil
and
approximately
154,062
hectares
of
forest
and
other
land
that
Montes
del
Plata
owns
in
Uruguay.
Of
the
total
land
we
own
in
Uruguay
through
the
Montes
del
Plata
joint operation, 62% is planted with eucalyptus (mainly dunnii with 76%, and other species with 24%).

Of the total land we own in Argentina, Brazil and Uruguay (through Montes del Plata), approximately 91,251 hectares
of
land
are
planted
with
taeda
pine
and
elliottii
pine,
both
species
of
softwood
that
have
a
growth
rate
similar
to
that
of
radiata
pine,
and
228,414 hectares
with
eucalyptus.
The
balance
includes
plantations
of
other
species
of
trees, land to be planted, protected areas and native forests.

The
following
table
sets
forth
the
number
of
hectares
and
types
of
uses
of
our
land
holdings
and
rights,
as
of
December
31,
2024.

	As of December 31, 2024
	Total	Distribution
	(in h ectares)	(percentage)
Pine plantations (1)
0-5 years	110,740	7%
6-10 years	129,555	8%
11-15 years	94,546	6%
16-20 years	78,818	5%
21+ years	74,053	4%
Subtotal	487,712	29%
Eucalyptus plantations
0-5 years	232,758	14%
6-10 years	104,083	6%
11-15 years	56,300	3%
16-20 years	11,656	1%
21+ years	22,115	29%
Subtotal	426,912	26%
Plantations of other species	20,691	1%
Subtotal of plantations	935,315	56%
Land for plantations	136,617	8%
Land for other uses (2)	593,352	36%
Total (3)	1,665,284	100%

(1)	All years are calculated from the date of planting.
(2)	Includes roads, firebreaks, native forests and yards.
(3)
Includes
100%
of
the
plantations
we
own
in
Chile
through
Forestal
Arauco,
100%
of
the
plantations
we
own
in
Argentina
through
Arauco
Argentina,
50%
of
the
plantations
we
own
in
Uruguay
through
the
Montes
del
Plata
joint
operation,
100% of the plantations owned by Mahal Empreendimentos e Participacoes S.A., 100% of the plantations owned by Novo Oeste Gestao de Ativo
Florestais S.A. and 100% of plantations owned by Arauco Celulose do Brasil S.A. Also includes 212,024 hectares for which we
have
the
right
to
harvest
but
do
not
own
the
land,
of
which
23,527
hectares
are
in
Chile,
300
hectares
are
in
Argentina,
152,024
hectares
are
in
Brazil
and
36,873
hectares
are in Uruguay.

Land
Acquisition
and
Afforestation

As of December 31, 2024, we owned forest plantations in Chile, Brazil, Argentina, and via our joint operation Montes del Plata, in Uruguay. Our total land assets have increased from fewer than 170,000 hectares in 1980 to 1.7 million hectares as of December 31, 2024. In the five years ending December 31, 2024, we purchased 13,196 hectares of land in Chile and 16,299 hectares in Uruguay, through our 50% share in the
Montes del Plata joint operation. For more information regarding our material acquisitions, see “Item 4. Information on our Company—Description of the Business—History”.

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

Forest
Management

For
our
pine
plantations,
our
forestry
management
activities
seek
to
increase
our
production
of
sawlogs
through
advanced
genetic
techniques,
planting
and
site
preparation
procedures,
thinning
and
pruning.
Managed
forests
can
produce
trees
of
larger
diameter
and,
if
pruned,
a
higher
proportion
of
clear
wood,
which
generally
commands
a higher price than knotted wood. Although some land is not suitable for the production of pruned logs, as of December 31, 2024, approximately 39% of our pine forests in Chile were conducive to clear wood production.

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

As of December 31, 2024, we had 6 nurseries in Chile, Argentina, Brazil and Uruguay (through Montes del Plata), in which we grow seedlings using seeds and cuttings from genetically selected trees. To achieve higher quality trees and an increased growth rate, we apply strict selection criteria to the trees from which seedlings are produced. We then
plant
the
seedlings
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

Pruning
involves
removing
branches,
the
source
of
knots,
resulting
in
a
high-quality
clear
wood
sawlog
of
5.8
meters
from each tree, which is conducted three times:

•	when trees are five to seven years old,

•	one year later, when trees are six to eight years old, and

•	one year later, when trees are seven to nine years old.

As eucalyptus trees are used for our pulp operations,
these
plantations
are
neither
thinned
nor
pruned because there is no need to do so.

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
year.

The
following
table
illustrates,
on
a
hectare
basis,
the
extent
of
our
thinning,
pruning
and
harvesting
activities
in
Chile
during
the
periods
indicated.

	Year ended December 31,
	2024	2023	2022
	(i n hectares)
Thinning	5,918	2,421	6,688
Pruning	21,172	21,048	15,029
Harvesting	32,698	30,392	30,005

We manage our forest activities, but we hire independent contractors to perform many of our operations, including planting, maintenance, thinning, pruning, harvesting, transportation and access road construction. As of December 31, 2024, we had arrangements with more than 145 independent contractors that employed 10,147 workers
in
Chile. Many of these contractors have long-standing relationships with us, but we award the contracts based on competitive bids. We manage our forests both internally and via independent contractors. We developed a program aimed to increase the mechanization of our harvesting operations.

Our
plantations
are
interspersed
with
native
forests
and
farmland,
and,
as
a
result, we believe
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

Forest Fire Control

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

During the 2020-2021 season, considering our plantations in Chile, Argentina, Brazil and 50% of our plantations in
Uruguay,
approximately
4,145
hectares
were
adversely
affected
by
forest
fires.

During
the
2021-2022
season,
7,566
hectares
of
our
forest
plantations
were
adversely
affected
by
forest
fires.
The
estimated
fair
value
of
our
plantations
adversely
affected
by
the
forest
fires
in
the
2021-2022
season
was
U.S.$15.0
million,
representing
0.7% of the fair value of our total forest plantations and 0.09% of our total assets, in each case under IFRS Accounting Standards.

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

During the 2023-2024 season,
815 hectares
of
our
forest
plantations
were
adversely
affected
by
forest
fires
.

As
of
the
date
of
this
annual
report,
during
the
2024-2025
forest
fire
season,
approximately
3,562
hectares
of
our
forest
plantations
had
been
adversely
affected
by
fires.
As of December 31, 2024, we recognized a forest fire loss of U.S.$2.8 million, net of insurance compensation, for the fires in Chile.

For
more
information
regarding
certain
risks
to
our
forests
presented
by
disease
and
fire,
see
“Item
3.
Key
Information—Risk
Factors—Risks
Relating
to
the
Company
—Disease
or
fires
could
affect
our
forests
and
manufacturing
processes
and,
in
turn,
adversely
affect
our
business,
financial
condition,
results
of
operation
and
cash
flows.”

Forest
Production

We harvested 18.7 million cubic meters of logs during the year ended December 31, 2024, consisting of 6.8 million cubic meters of sawlogs, 5.2 million cubic meters of pine pulplogs and 6.7
million
cubic
meters
of
eucalyptus
pulplogs
and
other
logs.
During
2024,
our
sawmills
and
panel
mills
used
8.5
million
cubic
meters
of
sawlogs.
We
also
sold 0.1 million cubic meters of sawlogs to unaffiliated domestic sawmills during 2024.

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

Our
forests
are
subject
to
various
risks,
including
disease
or
fires.
The
forest
plantations
affected
by
the
fires
had
insurance
coverage,
with
their
corresponding
deductibles and limits.

For
more
information
regarding
certain
risks
to
our
forests
presented
by
disease
and
fire,
see
“Item
3.
Key
Information—Risk
Factors—Risks
Relating
to
the
Company
—Disease
or
fires
could
affect
our
forests
and
manufacturing
processes
and,
in
turn,
adversely
affect
our
business,
financial
condition,
results
of
operation
and
cash
flows.”

Pulp

We believe that we were Chile’s largest producer of bleached and unbleached softwood market pulp in terms of production in 2024. For the year ended December 31,
2024, our worldwide pulp sales were U.S.$3.2 billion, representing 48.8% of our consolidated revenues for such year.

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
produce
steam,
providing
heat
and
generating
electricity
for
the
mill.
Our
bleached
pulp
is
bleached
to
a
90+
brightness
level,
as
measured
by
the
ISO
test
procedure,
which
is
one
of
the
industry’s
measurement
methods.
In
the
case
of
dissolving
pulp,
the
process
aims
to
obtain
a
pulp
with
a
high
cellulose
content
with
a
specific
range
of
viscosity.
The
process
is
similar
to
the
aforementioned
kraft
process
with
two
additional
key
stages:
(i)
a
stage
before
cooking
called
prehydrolysis,
in
which
steam
is
used
to
degrade
and
remove
hemicelluloses
from
the
chips,
obtaining
a
pulp
with
a
high
cellulose
content,
and
(ii)
an
ozone
stage
in
the
bleaching
sequence
that
allows
for
better
control
of
the
viscosity of the pulp.

Pulp
Mills

As of December 31, 2024, we owned five pulp mills in Chile, one in Argentina, and jointly owned one in Uruguay with Stora Enso, with an aggregate installed annual production capacity of approximately 5.3 million tonnes. This figure includes 50% of the installed annual production capacity of our Montes del Plata joint operation in Uruguay.
Our six pulp mills, and the 50% volume from our interest in the Montes del Plata mill, produced 4.2 million tonnes of bleached pulp and 0.3 million tonnes of unbleached pulp in
2024.

All our pulp mills in Chile, Argentina and Uruguay are certified under international standards. You can find more information about our certifications under the
“sustainability” section of our website (https://www.arauco.cl/en/sostenibilidad/certificaciones/).

The
following
table
sets
out
kraft
pulp
installed
capacity
and
production
in
thousands
of
tonnes
for
each
of
the
years
indicated.

			Production
		Installed
Mill	Product	Capacity	2024	2023	2022	2021		2020
Chile
Arauco 1 (1)	BHKP	-	-	-	1	225		240
Arauco 2	BSKP	540	503	479	469	486	*	477
Arauco 3	BHKP	1,560	1,329	803	-	-		-
Nueva Aldea	BHKP	520	493	486	481	515		526
Nueva Aldea	BSKP	520	500	486	483	481		502
Valdivia (2)	DP/BHKP	550	421	296	324	436		543
Constitución	UKP	355	296	215	288	309		296
Licancel (3)	UKP	160	-	87	148	150		123
Uruguay
Montes del Plata (4)	BHKP	720	731	719	715	749		710
Argentina
Puerto Esperanza	FLUFF/BSKP	350	270	257	266	298		298
Total		5,275	4,544	3,828	3,175	3,649		3,649

(*)	Represents bleached and unbleached production volume.
(1)	In January 2022, after 50 years in operation, Line 1 of the Arauco mill was permanently shut down as contemplated by the MAPA project and in accordance with the environmental permit.
(2)
In May 26, 2022 a fire broke out in the drying machine of our Valdivia mill which forced us to stop operations until September 2022, when we partially started operations again thanks to a temporary repair. We stopped operations in the mill in April 2023, in order to permanently repair the damaged dryer. In August 2023, the mill started normal operations once again.

(3)	Licancel mill indefinitely suspended operations in August 2023.
(4)	Considers 50% of Montes del Plata.

The
following
is
a
description
of
each
of
our current operating
pulp
mills
in
Chile,
Argentina
and
Uruguay as of December 31, 2024.

Chile

Arauco Mill

Arauco 2.
Arauco line 2 was completed in 1991. Arauco 2 produces elementary chlorine-free pulp, which does not use chlorine gas. Elementary chlorine-free pulp is also produced by most of our competitors in each of the world’s major pulp producing regions. The installed annual production capacity of Arauco 2 is approximately 540,000 tonnes. Although the mill mainly produces bleached softwood kraft pulp, it could also produce unbleached softwood kraft pulp.

Arauco 3.
Arauco line 3 produced its first bale of pulp in January 2023. The mill was designed considering an elementary chlorine free bleaching
process
and
seeking
to
minimize
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
believe
ranks
it
among
the
largest
unbleached
softwood
market
pulp
mills
in
the
world.
The
unbleached
pulp
produced
in
this
mill
does
not
use
any
chlorine
in
its
production
process.

Valdivia Mill
. The Valdivia mill commenced operations in February 2004. The Valdivia mill is located in the Los Ríos Region of Chile, an area with significant radiata pine and eucalyptus plantations. The Valdivia mill has an authorized annual production capacity of approximately 550,000 tonnes of bleached hardwood pulp. The Valdivia mill is equipped
to
produce
elementary
chlorine-free
pulp.
In
June
2020,
we
completed
the
“Dissolving
Pulp
Project”
that
allowed
the
Valdivia
mill
to
produce
dissolving
pulp,
and
also
to switch back to producing paper-grade bleached hardwood pulp when required. See “Item 4. Information on our Company— Description of Business—History” for further information on the Valdivia mill.

Nueva Aldea Mill.
Located in the Ñuble Region of Chile, this mill was completed in 2006, and after certain investments made during 2018, it increased its production capacity to 1,040,000 tonnes per year, half of which is dedicated to the production of bleached softwood kraft pulp and the other half of which is dedicated to the production of bleached hardwood kraft pulp. The Nueva Aldea mill is equipped to produce elementary chlorine-free pulp.

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

Cash
Cost
of
Bleached
Softwood
Kraft
Pulp
Delivered
to
China

Based on information published by Hawkins Wright Ltd., we believe that in 2024 our total delivered cash cost for bleached softwood kraft pulp produced in Chile and delivered to China was lower than the average total delivered cash cost for bleached softwood kraft pulp produced in certain other regions of the world and delivered to China, mainly due to lower wood and labor costs, as well as lower transportation costs from Chile to China.

The following table sets forth (i) our cash costs for bleached softwood kraft pulp produced by Arauco in Chile and delivered to China and (ii) based on information published by Hawkins Wright Ltd., estimated average cash costs for bleached softwood kraft pulp produced in the regions specified below and delivered to China.

	Cash Production Costs of Bleached Softwood Kraft Pulp Delivered to China
	Arauco (1)	British Columbia Coast	West Canada Interior	United States	Sweden	Finland
	(in U.S.$ per tonne)
Wood	239	277	262	212	367	387
Chemicals	77	74	71	91	78	78
Labor and other cash costs (2)	168	250	228	244	151	133
Operating costs	485	600	562	548	597	598
Transportation (3)	46	68	108	85	54	55
Marketing and sales	4	20	14	21	8	8
Total delivered cash cost	534	689	684	654	659	661

Source:
Arauco (for our cash costs referred in the table)
and
Hawkins
Wright
Ltd.
(“The
Outlook
for
Market
Pulp
Demand,
Supply,
Costs
and
Prices”,
December
2024)

(1)	Includes cash costs (defined as production cost without depreciation) only for Arauco’s bleached softwood kraft pulp produced in Chile and delivered to China.
(2)	Other cash costs include energy, maintenance costs and other mill costs.
(3)	Includes transportation cost only for bleached softwood kraft pulp delivered to China (and not other markets).

Sales

Estimated installed bleached kraft pulp capacity worldwide for the year ended December 31, 2024 was 80.4 million tonnes according to Hawkins Wright Ltd. We believe that our production capacity represented approximately 5.9% of the worldwide market for bleached kraft pulp in 2024. During the same year, we exported 98.7% of our bleached pulp (in terms of tonnes sold), mainly to customers in Asia and Western Europe.

Unbleached softwood pulp is mainly produced by integrated manufacturers, and there are a few companies that sell market pulp like us. “Market pulp” is pulp sold to manufacturers
of
paper
products,
as
opposed
to
pulp
produced
by
an
integrated
paper
producer
for
use
in
its
own
paper
production
facilities.
With
a
worldwide
installed
capacity
of
unbleached
softwood
kraft
pulp
of
3.3
million
tonnes
for
2024,
according
to
Hawkins
Wright
Ltd.,
we
are
the
world’s
largest
single
producer
of
unbleached
softwood
market
pulp in terms of production capacity, with approximately 10.8% of the total market in 2024. During the same year, 97.8% of our total unbleached market pulp sales (in terms of tonnes
sold)
consisted
of
export
sales.
While
for
the
last
eight
years
Asia
has
been
our
principal
export
market
for
unbleached
market
pulp,
we
continually
seek
niche
markets
for
our products in Western Europe and the United States.

The
following
table
sets
forth,
by
region,
our
sales
volume
to
unaffiliated
third
parties
of
bleached
and
unbleached
pulp
for
the
years
indicated.

	For the Year Ended December 31,
	2024	2023	2022
		(in tonnes)
Bleached Pulp
Asia and Oceania	3,153,257	2,670,497	1,855,033
Europe	678,755	562,051	603,076
North and South America	357,873	273,773	227,863
Other	77	350	272
Total	4,189,962	3,506,672	2,686,244
Unbleached Pulp
Asia and Oceania	221,081	259,357	412,291
Europe	8,371	3,726	3,776
North and South America	49,012	40,649	69,390
Other	5,261	2,398	3,069
Total	283,725	306,130	488,526

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
“Celco”.
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
Factors—Risks
Relating
to
the
Company—Fluctuations
in
market
price
for
our
products
could
adversely
affect
our
financial
condition,
results
of
operations
and
cash
flows.”

The
following
table
sets
forth
our
average
bleached
and
unbleached
pulp
prices
per
tonne
for
each
quarter,
of
the
years
indicated.

	2024	2023	2022
	(U.S.$ per tonne)
Bleached Pulp (1)
1Q	701	850	741
2Q	756	664	843
3Q	736	601	919
4Q	660	651	919
Unbleached Pulp
1Q	730	720	778
2Q	711	642	874
3Q	705	635	896
4Q	691	689	860

(1)	Includes bleached kraft pulp and dissolving pulp.

In
accordance
with
customary
pulp
market
practice,
we
do
not
have
long-term
sales
contracts
with
our
customers
(except
for
a
few
limited
cases);
rather,
we
maintain
long-
standing
relationships
with
our
customers
with
whom
we
periodically
reach
agreements
on
specific
volumes
and
prices.
We
have
a
diversified
customer
base
located
throughout
the world and totaling, as of December 31, 2024, more than 318 customers. As of December 31, 2024, we employed 7 sales agents to represent us in more than 46 countries. We manage this worldwide sales network from our headquarters in Chile.

Additionally, and as part of the business activities contained within our pulp business segment, we sell certain forestry products to third parties. The following table sets forth, by category, forestry product sales to unaffiliated third parties for each of the years indicated.

	Year ended December 31,
	2024	2023	2022	2021	2020
	(in thousands of cubic meters)
Sawlogs	530	1,066	1,263	1,431	1,221
Pulplogs	848	1,068	1,319	1,242	936
Chips	-	-	-	34	322
Others	2,638	1,945	1,281	1,773	2,464

Energy

We utilize renewable fuels such as forest biomass sub-products in power plants that cogenerate the steam and electricity required for our manufacturing operations, thus reducing
greenhouse
emissions.
Biomass
co-generation
allows
for
high
thermal
efficiency,
approaching
80%
in
some
cases.
In
addition
to
meeting
our
energy
needs,
we
generate
a significant amount of surplus power in Chile delivered to the SEN, distributing electrical power throughout Chile´s central and southern regions. In Uruguay, biomass sub-
products
from
the
Montes
del
Plata
pulp
mill
also
cogenerate
the
steam
and
electricity
to
meet
our
energy
needs,
and
surplus
power
is
delivered
to
the
Uruguayan
power
grid.

The following table sets forth, by country and mill, our energy producing facilities and their annual installed capacities, maximum generation, average consumption and surplus power as of December 31, 2024:

Country/Mill	Installed Capacity (MW)	Maximum Generation (MW)	Average Consumption (MW)	Surplus power delivered to Power Grid (MW)
Chile:
Arauco	425	328	162	166
Constitución	40	30	22	8
Cholguán	29	28	15	13
Licancel (1)	29	20	14	6
Valdivia	140	115	54	61
Horcones (gas/diesel)	24	24	-	24
Nueva Aldea I	30	28	14	14
Nueva Aldea II (diesel)	10	10	-	10
Nueva Aldea III	136	100	63	37
Bioenergía Viñales	41	41	9	32
Total Chile	904	724	353	371
Uruguay:
Montes del Plata (2)	91	91	41	50
Total Uruguay	91	91	41	50
Argentina:
Piray	38	30	15	15
Puerto Esperanza	44	44	36	-
Total Argentina	82	74	51	15
Brazil:
Jaguariaíva solar plant	1	1	1	-
Total Brazil	1	1	1	-
Total	1,078	890	446	436

(1)	Licancel mill indefinitely suspended operations in August 2023.
(2)	Considers 50% of our Montes del Plata joint operation

As of December 31, 2024, we had registered five co-generation power plants in Chile as greenhouse emission reduction project activities under the Clean Development
Mechanism
(“CDM”)
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

We were the first Chilean forestry company to issue Certificates of Emission Reductions (“CERs” or “Carbon Credits”) under the CDM of the Kyoto Protocol. Between 2007 and 2024, we contributed 7.9% of total carbon credits in the energy generation from residual biomass projects portfolio registered worldwide in accordance with the CDM standard. This portfolio of initiatives represents a net issuance of 4.5 million CERs under our CDM projects.

In
2024,
no
certificates
issued
under
the
CDM
were
sold,
as
there
was
no
stock
available.

The
following
table
shows
the
volumes
of
certificates
issued
under
the
CDM
and
sold
in
each
of
the
years
indicated:

	2024	2023	2022	2021	2020
	(In thousands)
CERs issued (net of the commission paid to United Nations Framework Convention on Climate Change, or “UNFCCC”)	-	-	-	139.0	75.0
CERs sold or donated	-	-	267.7	1,050.0	113.2

Wood
Products

We produce panels (fiberboard and particleboard), sawn timber (green, kiln-dried lumber and flitches), remanufactured wood products and plywood. For the year ended
December 31, 2024, our sales of wood products totaled U.S.$3.0 billion, representing 46.5% of our consolidated revenues for such year. We sell our wood products primarily to customers in North America, Central and South America and Asia and Oceania.

The
following
table
sets
forth
our
wood
products
sales
to
unaffiliated
third
parties
for
each
of
the
years
indicated.

	Year ended December 31,
	2024	2023	2022	2021	2020
	(in thousands of cubic meters)
Panels (fiberboard and particleboard)	5,148	4,933	5,465	6,127	5,650
Sawn timber	1,416	1,534	1,650	1,803	1,726
Remanufactured wood products	393	352	458	447	424
Plywood	554	474	529	551	505
Total	7,511	7,293	8,102	8,928	8,305

As
of
December
31,
2024,
we
owned
and
operated
two
panel
mills,
five
sawmills
and
two
plywood
mills
in
Chile;
two
panel
mills
and
one
sawmill
in
Argentina;
four
panel
mills
in Brazil; two panel mills in Mexico, five panel mills in the United States and two panel mills in Canada. Our total installed annual production capacity of fiberboard panels and plywood as of December 31, 2024 was approximately 7.3 million cubic meters. We operate our sawmills in coordination with our forestry and sales operations, since our sawn timber is generally produced in accordance with customer specifications.

As
of
December
31,
2024,
we
also
owned
five
remanufacturing
facilities,
four
in
Chile
and
one
in
Argentina.
These
facilities
produced
383
thousand
cubic
meters
of
remanufactured wood products in 2024. See “Item 4. Information on our Company—Description of Business—History.” for a description of acquisitions that have resulted in the consolidation of our wood products business in Chile, North America, Argentina, Brazil and Mexico.

Our
wood
products
mills
are
certified
under
international
standards.
You
can
find
more
information
about
our
certifications
under
the
“sustainability”
section
of
our
website
(https://www.arauco.cl/en/sostenibilidad/certificaciones/).

The following tables set our installed capacity for Solid Wood (sawn timber, remanufactured wood products and plywood), and Panels (fiberboard panels) in thousands of cubic meters as of December 31, 2024.

Solid
Wood

Countries	Mills	Sawn Timber	Kiln-dried Lumber (*)	Remanufactured (* )	Laminated Beams / CLT (*)(2)	Plywood
	Horcones I	484	362	148	-	-
	Horcones II (3)	-	-	-	-	-
	Valdivia	464	336	96	-	-
	Nueva Aldea	431	351	-	-	-
Chile	Nueva Aldea	-	-	-	-	360
	Viñales	377	358	110	-	-
	Cholguán	317	273	126	21	-
	Colorado (4)	-	-	-	-	-
	Arauco	-	-	-	-	350
Sub-Total		2,073	1,680	479	21	710
Argentina	Piray	318	308	67	-	-
Sub-Total		318	308	67	-	-
Spain (1)	Cuellar	35	-	-	-	-
Sub-Total		35	-	-	-	-
Total		2,426	1,988	546	21	710

(*)	Sub Processes from Sawn Timber.
(1)	Considers 50% of our Joint Venture Sonae Arauco.
(2)	Cross Laminated Timber.
(3)	In July 2023, Horcones II Sawmill in Chile permanently shut down its operations and was closed at the end of 2023.
(4)	In June 2024, Colorado Sawmill in Chile indefinitely suspended its operations and was closed in the second quarter of 2024.

Panels

Countries	Mills	Products	Panels	Melamine Laminated (*)	Mouldings (*)
Chile	Trupán	MDF	500	40	240
	Teno	PBO	340	350	-
Sub- Total			840	390	240
	Jaguariaiva	MDF	780	780	-
Brazil	Ponta Grossa	MDF	300	330	-
	Piên	MDF	440	-	35
	Montenegro	PBO	450	-	-
Sub- Total			1,970	1, 110	35
	Grayling	PBO	800	480	-
	Carolina	PBO	580	280	-
United States	Malvern	MDF	310	-	90
	Moncure	MDF	285	23	82
	Duraflake	PBO	250	92	-
Sub- Total			2,225	875	172
Argentina	Piray	MDF	300	168	-
	Zárate	PBO	260	220	-
Sub- Total			560	388	-
	Durango	MDF	250	172
Mexico	Durango	PBO	155
	Zitácuaro (1)	PBO	160	107	-
Sub- Total			565	279	-
Canada	Sault Sainte Marie	MDF	310	115	-
	St. Stephen	MDF	110	-	-
Sub- Total			420	115	-
	Nettgau	PBO	325	124
	Nettgau	OSB	230
Germany (2)	Beeskow	PBO	200	66	-
	Beeskow	MDF	175	-	-
	Meppen	MDF	155
Sub- Total			1,085	190	-
Portugal (2)	Oliveira	PBO	225	142	-
	Mangualde	MDF	180	-	-
Sub- Total			405	141	-
	White River	PBO	150	-	-
South Africa (2)	Panbult (3)	PBO	76	-	-
	White River	MDF	35	120	-
Sub- Total			261	120	-
Spain (2)	Linares	PBO	215	105	-
	Valladolid	MDF	70	9	-
Sub- Total			285	114	-
Total			8,616	3,721	447

(*)	Sub Processes from Panels
(1)	New MDF line approved for construction in 2023. For more information, see “Item 4. Information on our Company—Description of Business— History.”
(2)	Considers 50% of our joint venture Sonae Arauco.
(3)	Currently shut down.

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

Diversity, Equality,
and
Inclusion

We have highly qualified, diverse and motivated people who share our corporate values, culture and strategic objectives, and we do not unfairly discriminate based on gender, ethnicity, beliefs, appearances or any other reason.

We
recognize
people
for
their
individuality
and
diversity.
We
believe
that
each
person's
contribution
is
unique,
and
teams
are
enriched
by
integrating
different
perspectives and abilities. We consider inclusion and diversity as fundamental aspects for achieving our present and future challenges.

We
offer
employment
opportunities
regardless
of
race,
color,
religion,
country
of
origin,
disability
or
genetic
information,
in
compliance
with
applicable
law.
We
are committed to complying with the respective disability laws of each country where we operate, and to taking all necessary actions to ensure equal employment opportunities for individuals with the required skills, regardless of disability.

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

•	We developed campaigns showcasing stories of successful women in our industry, in addition to ensure that our communications are inclusive.

Our Gender Agenda

Gender parity is a core component of our strategy across multiple business areas, which is why we prioritize the inclusion of women in various processes. We also focus on initiatives that attract female talent and provide opportunities to recruit and train individuals from the communities surrounding our operations.

In 2024, we hosted the inaugural Women's Meeting— a milestone event in our organization's history. Over 200 women attended in person, while a live broadcast reached more than 1,000 simultaneous viewers—including audiences from Argentina, Chile, Brazil, and North America. This initiative marked a significant step forward in our diversity, equity, and inclusion efforts and helped incorporate best practices for reducing gender gaps within our Company.

Women make up 15%  of our workforce with 16.5% of them holding leadership roles, including director, management, and senior management positions. Specifically, 16.8% of first-level management positions are held by women.

Occupational
Health
and
Safety

We believe that our people represent the heart of Arauco. Accordingly, the safety and health of our employees and collaborators are our highest priority. Our risk management model promotes a safety culture based on the value of people and teamwork and is designed to foster conditions for work that is both safe and productive. Our employees are affirmatively encouraged to be part of safety teams and assume prominent roles not only in their own safety but also in the safety of others.

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

Initiatives
to
enhance
the
health
and
safety
of
our
personnel
include
the
following:

•
Our corporate management model, called
“
Together for a Better Life,
”
is applied in all the countries where we operate and is based on three fundamental principles: Empowered Employees, Safe Teams, and Work Well-Done. To ensure that teams play an active role in their safety, we have established four commitments and 16 work areas that structure daily activities. To become a global benchmark in safety, we continuously work on strengthening this model, which has allowed us to improve our indicators compared to previous years.

•
The
“Together for a Better Life”
approach promotes the implementation of practices that drive a cultural change within the organization. Our goal is to modify behaviors through the acquisition of new knowledge, highlighting the fundamental role of team leaders in this process.

•
We continue working to strengthen the practices that have proven to be effective, such as the Safe Team program, the corporate ABC and 123 practices, the 5 Key Rules, and the constant adherence to our internal standards.

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
the
“Learning Card.”

•
To strengthen the role of leaders, the pulp and wood products businesses have developed practices of visible leadership. In timber, during 2022, visible leadership practices were homogenized. On the other hand, in pulp, the Safe Align program was implemented in
2018, providing leadership tools to anyone who leads a work team or has influence in team management.

32

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

•	We have programs and elements to protect our workers from high levels of noise and to provide respiratory protection, as well as an ergonomics program and vaccination control.

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

•
Our
Program
Green
Club
in
Argentina
promotes
environmental
care
from
an
early
age
through
activities
carried
out
together
with
schools,
municipalities
and
boys
and girls in primary education. During 2024 we carried out workshops in 43 primary institutions with 2,352 boys and girls.

•
The
Continuous
Teacher
Training
Program
is
committed
to
improving
the
Basic
Education
Development
Index
(IDEB)
in
the
grades
of
primary
school
in
the
main
municipalities where Arauco operates in Brazil. During 2024, 842 teachers participated in our training programs.

•
The Youth and Sustainability program in Argentina aims to encourage and promote teenage participation in environmental conservation and sustainable activities within high schools and employment offices. In 2024, the program was implemented in 20 high schools, engaging 1,225 young people.

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
were
the
first
forestry
company
to
become
carbon
neutral
regarding
our
carbon
captures
and
footprint of 2018. This means that, at a global level, our carbon dioxide captures exceed our emissions. This achievement is sustained by two complementary paths: efficiencies at an
operational
level
that
allow
us
to
reduce
greenhouse
gas
emissions,
and
at
the
same
time,
an
increase
in
CO2
captured
by
the
native
forest,
forest
plantations,
and
carbon
stored
in our pulp and wood products. This achievement builds on the path we set for ourselves almost three decades ago, when we elected to integrate clean and renewable energy from biomass into our production processes, thus contributing to the decarbonization of the Chile’s energy grid.

An
independent
international
audit
firm
assisted
us
in
the
development
of
a
neutrality
protocol
which
was
applied
to
verify
our
global
operation—and
that
other
companies
and
industries
can
also
use—considering
all
of
our
businesses
for
the
year
2020.
In
this
context,
during 2024, the carbon footprint for all our operations was calculated considering Scope 1, 2, and 3, totaling approximately
5.9
million tCO₂eq (tonnes of carbon dioxide equivalent), which as of the date of this financial report has not been certified.  Additionally, the carbon neutrality for 2021 and 2022 was certified.

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

Our
native
forest
preservation
and
restoration
program
includes
the
restoration
of
25,000
hectares
of
native
forest
in
Chile by
2050
and
expanding
the
protection
of watercourses, where we have made advancements in more than 10,951 hectares since 2012 in Chile and 17,199 hectares in Latin America.

Special
Protected
Areas

In addition to native forests, our forestry assets also include approximately 130,000 hectares of sites of such special environmental, social and cultural significance that have been designated as HCVAs. We consult actively with local communities and specialists in order to identify HCVAs of particular social significance. Our designation allows these sites to be specifically identified, maintained and improved in a manner that enhances their biological, ecosystemic and cultural attributes.

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
to
identify
biodiversity
elements
(species,
ecosystems,
wetlands,
etc.)
and
to
prepare
management
protocols
and
monitoring
plans
emphasizing
threat
control.
Many
of
the
most
significant
areas
in
terms
of
biodiversity
are
designated
as
HCVAs.

In 2024, we participated in the United Nations Biodiversity Conference (COP16) in Cali, Colombia with the goal of advancing in the implementation of the Kunming-Montreal Agreement for global biodiversity protection. During this event, we joined a session organized by the Taskforce on Nature-related Financial Disclosures (TNFD) titled "Quantifying the Value of Nature: Leveraging Science, Economics, and Big Data to Unveil Nature’s Value". This marked the first time the Company presented its progress in measuring the natural capital of its biological assets in Chile.

In collaboration with the consulting firm Economics for the Environment Consultancy (EFTEC), we developed a natural capital account for our forests in Chile, based on data as of December 2022, excluding industrial activities. Measuring natural capital is a critical step in ssessing an entity’s contributions to and impacts on the surrounding environment.

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
experienced
droughts
during
recent
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

In 2024, we focused on strengthening iniciatives aimed at reducing water consumption across our pulp mills. Our efforts have centered on maximizing the efficient use of this vital resource, while also promoting the implementation of specific projects in various process areas to optimize water usage. Additionally, we are committed to the sustainable management of water supply sources, ensuring their environmental quality, though the application of flow prediction models and the exploration of water storage alternatives. These objectives are further supported by our continuous development of innovative technologies and the ongoing monitoring of water intake and river flows. This enables us to protect watercourses at all times, while adhering to the environmental flow requirements established for each basin.

For more information regarding certain risks relating to water scarcity, see “Item 3. Key Information—Risk Factors—Risks Relating to the Company— Climate change could negatively affect our business, financial condition, results of operations and cash flows.”

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

In Chile, we are actively engaged in the Community Prevention Network, an organization that coordinates preventive efforts through local committees. These committees unite neighbors, authorities, the
Corporación
Nacional
Forestal
(
National
Forest Service) generally known as CONAF, firefighters, police officers, companies, and other stakeholders to collaborate with communities. The network encompasses more than 500 committees across over 80 municipalities, spanning from the O’Higgins to the Los Lagos regions. This collective effort enhances education and local actions aimed at reducing risks.

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

In
the
case
of
our
wood
products
business,
we
have
a
strategy
that
seeks
to
increase
the
percentage
of
residues
recycled
and
to
diminish
the
volume
of
those
that
go
to
final
disposal.

During 2024, our pulp business recovered and recycled approximately
71
% of its non-hazardous waste, and our wood products business recovered and recycled approximately reached
71
% of such waste.

Our global goal is to achieve zero hazardous solid waste by 2030, maximizing the use of resources and inputs and creating added value through smart solutions. To achieve this, we have been
building
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

Competitors

We
face
substantial
worldwide
competition
in
each
of
our
geographical
markets
and
in
each
of
our
product
lines.

Pulp

We
believe
that
our
main
competitors
8
are:

•
Hardwood
pulp market
:
Asia
Pacific
Resources
International
Holdings
Limited
(APRIL),
Asia
Pulp
and
Paper
(APP),
CMPC
Celulosa
S.A.
(CMPC),
Eldorado
Brasil
Celulose S.A., Klabin S.A., Stora Enso, Suzano Papel e Cellulose S.A. (Suzano), and UPM-Kymmene Oyj (UPM), among others.

•
Softwood pulp market
:
Domtar
Corporation,
Georgia
Pacific,
Ilim
Pulp
Enterprise
Ltd.,
International
Paper
Company
(IP),
Mercer
International
INC.,
Metsö
Fibre,
Södra, and UPM-Kymmene Oyj (UPM), among others.

•
Dissolvin
g
pulp market
:
Caima
Industria
de
Celulose
S.A.,
Sappi
Limited,
LD
Celulosa
S.A.,
Hunan
Juntai
New
Material
Technology
Co.,
Ltd.
and
Shandong
Sun
Paper Industry Joint Stock Co., Ltd, among others.

Wood
Products

We
believe
that
our
main
competitors
are:

•	MDF market : Berneck, Duraplay, Duratex S.A., Egger, Guararapes, Kronospan, Masisa, Proteak, Roseburg Forest Products Co., West Fraser and Weyerhaeuser, among others.

•	PBO market : Berneck S.A., Duratex S.A., Egger, Kronospan, Masisa, Novopan, Fibraplac S.A, Sonae Indústria and Uniboard, among others.

•	Plywood market : CMPC, Eagon, Georgia-Pacific, Guararapes, Leonera Forestal, Lumin, Metsa, Roseburg, Sudati and UPM, among others.

•	Remanufactured wood products market : multiple competitors mainly located in Chile, Brazil, Mexico, the United States and Asia.

•	Sawn timber market : multiple competitors mainly located in Chile, Argentina, Brazil, Uruguay, the United States, Canada, Europe and New Zealand.

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
markets.

Chile

The
distribution
(in
tonnes)
of
our
exports
by
port
of
origin
is
the
following:
Lirquén
44%,
Coronel
29%,
San
Vicente
15
%,
San
Antonio
8% and in
Valparaíso
4%.

Uruguay

We
ship
our
finished
product
through
the
port
managed
by
our
joint
operation
Montes
del
Plata
located
next
to
the
pulp
mill
in
Punta
Pereira,
Colonia,
Uruguay.

Argentina

The
distribution
(in
tonnes)
of
our
exports
are
the
following:
Buenos
Aires
82%
and
Rosario
18
%.

We
ship
pulp
to
various
ports
in
Asia,
Middle
East,
Europe,
North
and
South
America
and,
as
is
customary
in
the
pulp
industry,
we
store
some
stock
in
those
ports.
We
use
17
foreign
ports
that
have
warehouse
facilities
available,
and
standard
storage
terms
provide
that
we
are
entitled
to
a
certain
period
of
storage
free
of
charge.
We
seek
to
ensure
that
we
do
not
exceed
the
free
storage
period
for
each
shipment.
As
of
December
31,
2024,
we
had
approximately
233,227 tonnes
of
pulp
in
storage
in
warehouses
at
foreign
ports.

Wood
Products

Globally,
we
strive
to
service
our
customers
with
excellence,
seeking
service
differentiation
to
remain
competitive
in
the
industry.

8	Based on information published by Hawkins Wright Ltd.

United
States
and
Canada

We distribute our products to over 526 customers through trucks and trains. Products imported from our South American operations are shipped into 21 major ports of entry and stored in 12 warehouses. Our products are dispatched to 3,753 locations in the United States and Canada.

Brazil

In
our
local
distribution
operation,
we
deliver
finished
products
to
810
customers
in
over
340
cities,
many
of
which
are
separated
by
long
distances.
Additionally,
we
export
our
products
to
14
countries
through
3
9
ports
of
destination.

Chile

The
distribution
(in
cubic
meters)
of
our
exports
by
port
of
origin
is
the
following:
Lirquén
35%, Coronel
27%,
San
Vicente
17%, San
Antonio
16% and in
Valparaíso
5%
.

Mexico

Products
from
our
operations
are
shipped
into
8
ports
of
entry
and
stored
in
4
warehouses.
Our
mills
in
Durango
and
Zitácuaro
service
over
177
customers
throughout
Mexico.

Argentina

The distribution of our exports (in cubic meters) by port of origin is the following: Dock Sud 56%, Buenos Aires 38%, San Antonio 3%,
Zárate 2%, and Valparaíso 1%, reaching 35 ports
around the world and a total of 60 customers.

We ship wood products to various ports in Asia, North and Latin America, Middle East, Europe, Oceania and Africa. We distribute our products worldwide to over 200 ports of destination both directly to our customers or through a domestic distribution network in 7 countries consisting of warehousing and truck/train transportation to final destinations. As of December 31, 2024, we had approximately 1.2 million cubic meters of wood products in storage in warehouses and distribution centers.

PROPERTY,
PLANTS
AND
EQUIPMENT

The
following
table
presents
our
principal
properties
as
of
December
31,
2024.

Country	Forestry	Plants and Facilities
Chile	1,033,358 total hectares 596,558 hectares of plantations	5 Pulp mills (1) 1 PBO mill 1 MDF mill 2 Plywood mills 5 Sawmills 4 Remanufacturing Facilities
Argentina	264,412 total hectares 129,564 hectares of plantations	1 Pulp mill 1 MDF mill 1 PBO mill 1 Sawmill 1 Remanufacturing Facility 1 Resin mill
Brazil	213,452 total hectares 112,962 hectares of plantations	3 MDF mills 1 PBO mill 1 Resin mill
Uruguay (2)	154,062 total hectares 96,231 hectares of plantations	1 Pulp mill
United States		3 PBO mills 2 MDF mills 1 Impregnation of melamine paper mill
Canada		2 MDF mill 1 Resin mill
Mexico		1 PBO mill 1 MDF-PBO mill 1 Resin mill
Portugal (3)		1 MDF mill 1 PBO mill 1 Resin mill
Spain (3)		1 MDF mill 1 PBO mill 1 Sawmill
Germany (3)		1 MDF mill 1 MDF-PBO mill 1 PBO-OSB mill 1 Impregnation of melamine paper mill
South Africa (2)		1 PBO Mill (4) 1 MDF-PBO Mill

(1)	Not including the Licancel, mill which indefinitely suspended operations in August 2023.
(2)	Arauco owns 50% of Montes del Plata joint operation.
(3)	Arauco owns 50% of joint venture Sonae Arauco.
(4)	This mill is currently shut down.

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
Chile,
U.S.$300
million
per
loss
in
Argentina,
United
States
and
Canada,
U.S.$145
million
per
loss
in
Mexico
and
R$1,000
million
(equivalent
to
approximately
U.S.$161.9
million
using
the
exchange
rate
of
December
31,
2024,
as
published
by
the
Central
Bank
of
Brazil)
per
loss
in
Brazil,
including
physical
damage
and
business
interruption
for
up
to 18 months for Chile, Argentina and Brazil, and up to 12 months for United States, Canada and Mexico. This program has a SIR (Self Insured Retention) of the first U.S.$100 million on each and every loss on top of deductibles for all our operations.

The deductibles for Chile and Argentina for physical damage are U.S.$3 million per occurrence for damages caused. In case of damages caused by earthquakes and tsunamis in Chile, the deductible is 2% of the total insured amount for each location, subject to a cap of U.S.$25 million. Deductibles for Chile and Argentina for business interruption
are
30
days
for
all
losses,
45
days
for
machinery
breakdowns
and
45
days
for
machinery
breakdowns
of
turbines.
The
deductible
for
Mexico
and Brazil
for
business
interruption
is 30 days. The deductible for Arauco
North
America,
including
physical
damage
and
business
interruption
is
U.S.$2.5
million.
The
deductible
for
Mexico,
including
physical
damage
and
business
interruption
is
U.S.$1
million.
The
deductible
for
Brazil,
including
physical
damage
and
business
interruption
is 20% of indemnifiable losses, with a minimum of
R$10
million.
Our
insurance
policies
covering
our
production
plants,
facilities
and equipment in Chile is carried by Seguros Generales Suramericana S.A. (50.2%), Southbridge Compañía de Seguros Generales S.A (21.0%), Mapfre S.A. (20.0%) and Everest Compañía de Seguros Generales (8.8%).
In Brazil by Mitsui Sumimoto Seguros S.A (6.5%), Fator Seguradora S.A (33.0%), AIG Seguros Brasil S.A (10.0%), Sompo Seguros S.A (17.5%) and Tokio Marine Seguradora S.A (33.0%).
In Argentina by Sudamericana Seguros Galicia S.A (100%); in Mexico by Seguros Generales Suramericana S.A. (100%), and in the United States, and Canada by Great Lakes (100%).

In
Chile,
we
have
contracted
fire
insurance
coverage
for
all
of
our
Chilean
forest
holdings
but
do
not
insure
against
pests
or
disease.

In
January
and
February
2017,
wildfires,
exacerbated
by
high
temperatures,
the
action
of
the
winds,
low
atmospheric
humidity
and
the
complexity
of
combatting
multiple
focal
points
that
appeared
simultaneously
in
different
places,
broke
out
in
the
central
and
southern
regions
of
Chile,
and
with
respect
to
us,
in
the
Maule,
Ñuble
and
Biobío regions. As a consequence of such fires, we suffered the burning of approximately 72,500 hectares of forest plantations, which had a fair value of U.S.$210 million,
according
to
IFRS
Accounting
Standards.
The
forest
plantations adversely affected
by
the
fires
had
insurance
coverage,
with
their
corresponding
deductibles
and
limits.
In
accordance
with
the
final
report
of
the
insurance
adjusters,
in
October
2017
our
subsidiary
Forestal
Arauco
recovered
U.S.$35
million,
after
applying
a
U.S.$15
million
deductible.

After
the
2017
wildfires
in
Chile,
we
increased
the
limits
of
our
forestry
insurance
coverage
in
Chile
to
U.S.$85
million
with
a
deductible
of
U.S.$25
million
for
the
whole season (regardless of the number of the events). This policy was contracted with Orion Seguros Generales (100%), for the period between October 14, 2022 and October 14, 2023.
A claim settlement was established
through the evaluation of satellite images of the burned areas, which allowed us to have more accurate and faster information about the claims.
During
2023,
given
the
world
catastrophes
and
the
high
loss
ratio
carried
over
from
the
previous
summer
season,
we
had
to
be
innovative
and
disruptive
by
changing
the
way
of ensuring the forest assets, for which we created a structured insurance through Orion General Insurance Company, with a parametric and structured system.

The structured system is a model in which we contract insurance for 2 years (from October 2023 to October 2025) with immobilized price and capacity, regardless of the number of fires we suffer during the three-year period. This program has deductibles of U.S.$25 million and limits of
U.S.$75 million per year after applying a deductible

The
settlement
of
claims
is
made
with
satellite
information,
as
is
the
case
with
parametric
insurance.

During
the
2023-2024
forest
fire
season,
approximately
815
hectares
of
our
productive
forest
plantations
in
Chile
were
adversely
affected
by
fires
that
occured
in
early 2024 in the regions of Maule, Ñuble, Araucanía, Biobío and Los Ríos due to a combination of multiple irresponsible and/or intentional actions by third parties and extreme unfavorable weather conditions such as high temperatures, low humidity and high winds.

As of December 31, 2024, we recognized a forest fire loss of U.S.$2.8 million, net of insurance compensation, for the fires in Chile.

In Argentina, we maintain fire insurance for 16,972 hectares for a total amount of U.S.$29.6 million of timber assets located in the Delta of the Paraná river, close to
Buenos
Aires
and
Entre
Ríos.
The
insurance
policies
for
plantations
located
in
the
Delta
of
the
Paraná
river,
are
carried
by
Federación Patronal and
are
capped
at
U.S.$4
million
with
a deductible of U.S.$300,000. For the rest of our forests in Argentina, we do not maintain fire insurance since historically Argentina receives significant amount of rainfalls, especially during the summer months and we believe that the risk of damage from fire does not justify the costs of carrying insurance.

In September 2020, wildfires in Brazil affected approximately 4,137 hectares of forest plantations, which had a fair value of U.S.$9.1 million, under IFRS
Accounting
Standards.
The
forest
plantations
affected
by
the
wildfires
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

We believe that the terms, deductibles and limits of our insurance policies in all the countries where we operate are generally consistent with industry practice, and that such insurance in conjunction with our own resources, allow us to manage these risks responsibly. Nevertheless, our insurance coverage could prove to be insufficient to cover losses to our production plants, facilities, forests and equipment caused by fires or otherwise. The incurrence of losses or other liabilities that are not covered by insurance could result
in
significant
and
unexpected
additional
costs.
Moreover,
the
terms
and
conditions
for
the
renewal
of
our
insurance
policies
may
change
in
the
future
depending
upon
market circumstances and the type and amount of risks insured. For more information regarding the risks for which we insure our property, see “Item 3. Key Information—Risk
Factors—Risks Relating to the Company—Disease or fires could affect our forests and manufacturing processes and, in turn, adversely affect our business, financial condition, results of operations and cash flows.”

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

Additionally, we have security solutions and technology partners that assist us in identifying, protecting, and detecting threats to our information assets, as well as in recovering our infrastructure. We conduct periodic security assessments, which help us enhance our ongoing initiatives and refine our cybersecurity strategy. These assessments also enable us to implement best practices in both administrative and industrial network environments. Our dedicated cybersecurity team is responsible for managing these functions.

We expanded our training program to users, through specialized e-learning platform, which supports users in identifying cybersecurity risks and allows the company to prevent them. We also
continue
to
adopt
more
simulation
exercises
and
Human
Resources
policies
to
improve
our
employee’s
compliance
with
our
cybersecurity
policies.

During 2024, we did not face any material losses due to cybersecurity breaches. However, even though we have thorough cybersecurity practices and governance in place, we cannot assure that in the future we will not be subject to any material cybersecurity incidents.

For
more
information
regarding
cybersecurity
risk,
see
“Item
3.
Key
Information—Risk
Factors—Risk
Relating
to
the
Company—Cybersecurity
events,
such
as
a
cyber-attack could adversely affect our business, financial condition and results of operations.” and for more information regarding how we manage these risks, see “Item 16K—
Cybersecurity”.

Capital
Expenditures

To
utilize
our
increasing
volume
of
production,
we
have
added
to,
expanded
and
modernized
our
processing
facilities.

For the year ending December 31, 2021, our aggregate capital expenditures were U.S.$1,542.7 million, consisting primarily of U.S.$1,323.8 million for the addition of property, plant and equipment, and U.S.$218.9 million for maintenance and acquisition of biological assets.

For the year ending December 31, 2022, our aggregate capital expenditures were U.S.$1,578.2 million, consisting primarily of U.S.$1,278.0 million for the addition of property, plant and equipment, and U.S.$300.2 million for maintenance and acquisition of biological assets.

For the year ending December 31, 2023, our aggregate capital expenditures were U.S.$1,263.0 million, consisting primarily of U.S.$851.2 million for the addition of property, plant and equipment, and U.S.$411.9 million for maintenance and acquisition of biological assets.

For the year ending December 31, 2024, our aggregate capital expenditures were U.S.$1,228.9 million, consisting primarily of U.S.$845.0 million for the addition
of
property,
plant
and
equipment,
and
U.S.$383.9
million
for
maintenance
and
acquisition
of
biological
assets.

For the year ending December 31, 2025, we have currently budgeted capital expenditures of U.S.$2,386.7 million, which primarily includes U.S.$2,003.4 million for the addition
of
property,
plant
and
equipment,
and
U.S.$383.3
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

In
respect
of
such
regulations,
in
January
2025,
the
Cruces
river,
where
the
Valdivia
mill
disposes
its
effluents
became
subject
to
the
Norm.
The
Valdivia
mill
discharges
its
treated
effluents
into
the
Cruces
River,
which
is
part
of
the
Valdivia
River
Basin.

The Norm sets specific thresholds for various pollutants, prioritizing pollution prevention and promoting sustainable water management practices. Once the regulation comes into effect, there is a possibility that
the
authorities
may
declare
the
Valdivia
River
Basin
contaminated, which could trigger an
administrative
process to implement a decontamination plan. This plan may include new wastewater discharge limits for the Valdivia mill. However, in March 2025, five trade organizations (
asociaciones gremiales
) challenged the validity of the Norm before the Third Environmental Court. Among other concerns, they raised issues regarding
(i)
various aspects of the Norm’s
AGIES,
(ii)
lack of a public consultation process and
(iii)
uncertainty about the background information considered in the rulemaking process. These objections included the failure to adequately identify and account for the economic and social costs associated with implementing the Norm. Other criticism pointed out that many of the parameters and limits are not technically or environmentally justified. A ruling is expected later in 2025, with the possibility of further appeals to the Supreme Court.

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
Bureau
(“
DINACEA")
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

The
regional
distribution
of
our
pulp
sales
according
to
year
was
as
follows:

•	In 2022, 57.9% of our sales of pulp were to customers in Asia, 16.4% to customers in Central and South America and 16.1% to customers in Europe.

•	In 2023, 65.0% of our sales of pulp were to customers in Asia, 18.4% to customers in Central and South America and 12.6% to customers in Europe.

•	In 2024, 65.6 % of our sales of pulp were to customers in Asia, 15.7 % to customers in Central and South America. 13.8 % to customers in Europe and 4.9% to customers in other regions.

The
regional
distribution
of
our
sales
of
wood
products
according
to
year
was
as
follows:

•	In 2022, 62.0% of our sales of wood products were to customers in North America and 26.9% to customers in Central and South America.

•	In 2023, 58.7% of our sales of wood products were to customers in North America and 31.9% to customers in Central and South America.

•	In 2024, 59.6 % of our sales of wood products were to customers in North America and 31.6 % to customers in Central and South America.

Our business, earnings and prospects may be materially and adversely affected by developments in the markets we operate within, including inflation, interest rates, currency fluctuations, protectionism, government subsidies, price and wage controls, exchange control regulations, taxation, expropriation or social instability, as well as by political, economic or diplomatic developments. See “Item 3. Key Information—Risk Factors—Risks Relating to the Company—Worldwide competition in the markets for our products may adversely affect our business, financial condition, results of operations and cash flows”.

As of December 31, 2024, 68.9% of our property, plant, equipment and forest assets were directly owned by us and our Chilean subsidiaries, 13.8% by our joint operation in Uruguay, 5.5% by our Argentine subsidiaries, 5.2% by our Brazilian subsidiaries, 4.7% by our U.S. and Canadian subsidiaries and 1.8% by our Mexican subsidiaries. In
2024, 57.1% of our consolidated revenues were derived from our operations in Chile, 16.0%
of
our
consolidated
revenues
were
derived
from
our
operations
in
the
United
States
and
Canada, 9.0% of
our
consolidated
revenues
were
derived
from
our
operations
in
Brazil, 7.6%
of
our
revenues
were
derived
from
our
operations
in
Uruguay, 7.4% of our consolidated revenues were derived from our operations in Argentina and 2.8%
of
our
consolidated
revenues
were
derived
from
our
operations
in
Mexico.
Accordingly,
our
financial
condition,
results
of
operations
and
cash
flows
are
affected
by,
to
a
significant
degree,
economic
conditions
in
Chile,
Argentina,
Brazil,
Uruguay,
the
United
States,
Canada
and
Mexico.
See
“Item
3.
Key
Information—Risk
Factors—Risks
Relating
to
Chile,”
“—Risks
Relating
to
the
United
States
and
Canada,”
“-Risks
Relating
to
Brazil,” “—Risks Relating to Argentina,” “—Risks Relating to Uruguay,” “—Risks Relating to Other Markets”.

Economic
Indicators
in
Chile,
Argentina,
Brazil,
Uruguay,
the
United
States,
Canada
and
Mexico

Chile

According to the Central Bank of Chile, in real terms Chile’s gross domestic product (“GDP”) increased 2.4% in 2022, increased 0.2% in 2023, and increased 2.6% in 2024. The Chilean peso depreciated
1.3%
against
the
U.S.
dollar
in
2022,
depreciated
2.5%
in
2023
and
depreciated
13.7%
in
2024.
See
“Item
3.
Key
Information—Risk
Factors—Risks
Relating
to
Chile.”

United
States

According
to
the
U.S.
Bureau
of
Economic
Analysis,
the
United
States
GDP
increased
2.1%
in
2022,
increased
2.5%
in
2023, and increased 2.8% in 2024.
See
“Item
3.
Key
Information—Risk
Factors—Risks
Relating
to
the
United
States
and
Canada.”

Canada

According to the Bank of Canada, in real terms Canada’s GDP increased 4.2% in 2022, increased 1.5% in 2023, and increased 1.5% in 2024. The Canadian dollar depreciated 7.5% in 2022, appreciated 2.5% in 2023, and depreciated 8.3% in 2024. See “Item 3. Key Information—Risk Factors—Risks Relating to the
United States and Canada.”

Brazil

According to the
Instituto Brasileiro de Geografia e Estatística
(the Brazilian Institute of Geography and Statistics), in real terms Brazil’s GDP increased 2.9%
in
2022
,
increased
3.2%
in
2023 and increased 3.4% in 2024.
In
2022,
2023
and
2024,
the
Brazilian
real
appreciated 4.1%
against
the
U.S.
dollar, appreciated 9.8%, and depreciated 25.8%, respectively. See “Item 3. Key Information—Risk Factors—Risks Relating to Brazil.”

Argentina

According to the
Instituto Nacional de Estadística y Censos
(the Argentine National Statistics and Census Institute) (the “INDEC”), in real terms Argentina’s GDP increased
5.2%
in
2022
,
contracted
1.6%
in
2023 and increased 2.1% in 2024.
In
2022,
2023
and
2024,
the
Argentine
peso
depreciated
against
the
U.S.
dollar
72.2%
, 355.0%
and 27.4%,
respectively.
In
2022,
2023
and
2024,
the
INDEC’s
national
Consumer Price Index (CPI) was 94.8%, 211.4% and 117.8%, respectively. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina.”

Uruguay

According
to
the
Banco
Central
del
Uruguay
(the
Central
Bank
of
Uruguay),
in
real
terms
Uruguay’s
GDP
increased
4.9%
in
2022
,
increased 2.0% in 2023 and increased 3.1% in 2024. The Uruguayan peso appreciated 10.8% against the U.S. dollar in 2022, appreciated 1.8% in 2023 and depreciated 12.3% in 2024. See “Item 3. Key
Information—Risk Factors—Risks Relating to Uruguay.”

Mexico

According to the
Banco de México
(the Central Bank of Mexico), in real terms Mexico’s GDP increased 3.1% in 2022, increased
3.2%
in
2023 and increased 0.6% in 2024. The Mexican peso appreciated 5.3% against the U.S. dollar in 2022, apreciated 14.6% in 2023 and depreciated 21.5% in 2024. See “Item 3. Key Information—Risk
Factors—Risks Relating to Mexico.”

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
expenses
in
the
form
of
commissions
paid
to
our
sales
agents
abroad),
and
a
significant
part
of
our
indebtedness
is
denominated
in
U.S.
dollars.
As
of
December
31,
2024,
our U.S. dollar-denominated indebtedness was U.S.$3.7 billion. In addition, if the U.S. dollar appreciates against the local currency in any of our export markets, we must, from time to time, express our sales in that local currency to compete effectively.

Future developments in the Chilean, Argentine, Brazilian, Uruguayan, Mexican, Canadian and U.S. economies may impair our ability to proceed with our strategic plan, including
with
respect
to
pricing.
For
additional
discussion
regarding
the
risks
we
face
in
each
of
the
aforementioned
markets,
see
“Item
3.
Key
Information—Risk
Factors—
Risks Relating to Chile,” “—Risks
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

The
following
table
sets
forth,
for
the
years
indicated,
average
unit
sales
prices
for
our
products.

	Year ended December 31, (1)
	2024	2023	2022
	(U.S.$ per tonne) (3)
Product (2)
Pulp
Bleached pulp	710.8	667.6	866.0
Unbleached pulp	758.3	692.5	873.9
Logs (U.S.$ per cubic meter) (3)	35.4	45.1	42.8

	(U.S.$ per cubic meter) (3)
Wood Products
Sawn timber	261.5	266.5	354.5
Remanufactured wood products	713.5	797.2	938.5
Plywood	582.1	618.9	713.8
Panels	402.3	435.5	485.1

(1)	Calculated as average unit prices for the year based on our internally collected data.

(2)	Each category of product contains different grades and types and the shipping terms vary with the product, as well as the customer.

(3)	We generally quote our prices in U.S. dollars for export sales and in U.S. dollars, Chilean pesos, Argentine pesos, Brazilian reals or Mexican pesos, as applicable for domestic sales.

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

Prices
for
bleached
grades
of
hardwood
pulp,
including
eucalyptus,
generally
follow
the
same
cyclical
pattern
as
prices
for
softwood
pulp.
However,
historically
softwood pulp
has
had
higher
prices
mainly
due
to
lower
global
supply.
Moreover,
during
the
last
five
years,
the
majority
of
the
added
global
pulp
production
capacity
has
been
dedicated to production of hardwood pulp, particularly eucalyptus pulp. Prices for dissolving pulp normally fluctuate depending on variables similar to those that affect bleached kraft
pulp,
such
as
worldwide
demand
and
world
production
capacity
for
dissolving
pulp.
Additionally,
dissolving
pulp
prices
are
affected
by
price
differences
between
paper-
grade pulp and dissolving pulp, mainly due to the fact that a significant portion of the worldwide dissolving pulp production capacity comes from mills that can also switch from producing paper-grade pulp to dissolving pulp, and vice versa, thereby affecting the supply of dissolving pulp.

Prices for unbleached softwood market pulp also follow cyclical patterns related to worldwide demand, stock levels and supply. Based on information published by
Hawkins
Wright
Ltd.,
in
2024
unbleached
softwood
market
pulp
represented
about
4.1%
of
the
total
capacity
in
the
global
wood
pulp
market.
The
majority
of
unbleached
softwood pulp is sold in Asia, and its price in that market does not necessarily follow the cycle of prices for softwood or hardwood in other markets.

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

During 2024, average prices increased 19.2% for NBSK - Europe, which reached U.S.$1,481.62 per tonne at the end of the year, and increased 3.5% for NBSK - China which reached U.S.$771.66 by year end. BHKP - Europe decreased 0.8% reaching U.S.$1,000.00 by year end. In the case of BHKP - China, prices decreased 16.5% reaching U.S.$545.39 by year end. In general, prices across all fibers and markets increased during the first half of the year. While BHKP – China remained stable, conditions in Europe strengthened due to logistical disruptions in the Suez Canal, which affected incoming shipments of paper products. Additionally, supply constraints were exacerbated by both operational and non-operational issues at certain mills. However, during the third quarter of 2024, prices began to decrease, mainly due to increased paper production and supply disruptions stemming from the ramp-up of two new pulp mills, but prices began to stabilize in all fibers towards year end.

Prices
of
Northern
Bleached
Softwood
Kraft
Pulp
(NBSK
-
Europe)
(1)

The following table sets forth the prices for NBSK – Europe, as listed on the NBSK – Europe index, as of the dates indicated, as well as the percentage variation with respect to the previous date:

List Price as of December 31,	U.S.$/tonne	Change YoY
2022	1,429.03	13.4%
2023	1,242.99	(13.0)%
2024	1,481.62	19.2%

Prices
of
Northern
Bleached
Softwood
Kraft
Pulp
(NBSK
-
China)
(1)

The following table sets forth the prices for NBSK – China, as listed on the NBSK – China index, as of the dates indicated, as well as the percentage variation with respect to the previous date:

List Price as of December 31,	U.S.$/tonne	Change YoY
2022	884.99	17.2%
2023	745.25	(15.8)%
2024	771.66	3.5%

Prices
of
Bleached
Hardwood
Kraft
Pulp
(BHKP
-
Europe)
(1)

The following table sets forth the prices for BHKP – Europe, as listed on the BHKP – Europe index, as of the dates indicated, as well as the percentage variation with respect to the previous date:

List Price as of December 31,	U.S.$/tonne	Change YoY
2022	1,380.00	21.1%
2023	1,007.96	(27.0)%
2024	1,000.00	(0.8)%

Prices
of
Bleached
Hardwood
Kraft
Pulp
(BHKP
-
China)
(1)

The following table sets forth the prices for BHKP – China, as listed on the BHKP – China index, as of the dates indicated, as well as the percentage variation with respect to the previous date:

List Price as of December 31,	U.S.$/tonne	Change YoY
2022	827.59	43.6%
2023	653.35	(21.1)%
2024	545.39	(16.5)%

(1)	Source: Fastmarkets RISI.

Prices
of
Unbleached
Kraft
Pulp
(UKP)

The
following
table
sets
forth
the
price
of
our
UKP
as
of
the
dates
indicated,
as
well
as
the
percentage
variation
with
respect
to
the
previous
date:

Price as of December 31,	U.S.$/tonne	Change YoY
2022	831.62	6.7%
2023	754.66	(9.3)%
2024	679.36	(10.0)%

Source:	Arauco.

Prices
of
Dissolving
Pulp

The
following
table
sets
forth
the
price
of
our
dissolving
pulp
as
of
the
dates
indicated,
as
well
as
the
percentage
variation
with
respect
to
the
previous
date:

Price as of December 31,	U.S.$/tonne	Change YoY
2022	932.26	2.9%
2023	864.48	(7.3)%
2024	938.63	8.6%

Source :	Arauco.

*	YoY means year over year

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

During 2024, average prices for our wood products decreased 5.6% compared to 2023. Average prices for our panels decreased 7.6%, offset by a 4.4% increase in sales volume when compared to 2023. In 2024, sales volume for our sawn timber decreased 7.7%, and average prices decreased 1.9% compared to 2023. We believe such price decreases were primarily driven by overcapacity in the market, compounded by inflation and high interest rates. Additionally, reduced market dynamism in China further contributed to the downturn. The decline in sawn timber sales volume was mainly attributed to the closure of two mills in Chile and disruptions caused by the Puerto Coronel strike, which affected shipping operations during the first half of 2024.

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

Distribution
Costs

Our distribution costs are comprised of our selling costs, which consist primarily of our shipping and freight costs which are the freight, port services, customs and other outbound logistical costs of shipping our products to our customers, in addition to, per tonne fees we pay to our selling agents.

Administrative
Expenses

Our
major
administrative
expenses
are
wages
and
salaries,
expenses
related
to
services,
information
technology
(“IT”)
expenses,
insurance
expenses
and
other
expenses.

Results
of
Operations

The following table provides a breakdown of our results of operations and sales volumes for the years ended December 31, 2024, 2023 and 2022. The table and the discussion that follows are based on and should be read in conjunction with our audited consolidated financial statements, including the notes thereto, as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 included elsewhere herein. The audited consolidated financial statements included herein are prepared in accordance with IFRS
Accounting Standards and presented in U.S. dollars.

	For the year ended December 31,
	2024			2023			2022
	Sales	%	Volume	Sales	%	Volume	Sales	%	Volume
	(in millions of U.S. dollars, except percentages and volume)
Revenues
Pulp
Bleached pulp (1)	2,978.1	45.5	4,190.0	2,341.2	38.9	3,506.7	2,326.4	32.8	2,686.2
Unbleached
pulp (1)	215.2	3.3	283.7	212.0	3.5	306.1	426.9	6.0	488.5
Pulp Subtotal	3,193.3	48.8	4,473.7	2,553.2	42.5	3,812.8	2,753.3	38.8	3,174.8
Forestry Products
Logs, net (2)	48.7	0.7	1,377.9	96.2	1.6	2,134.0	110.4	1.6	2,582.6
Chips (2)	-	0.0	-	-	0.0	-	-	0.0	-
Other (2)	56.2	0.9	2,648.3	37.5	0.6	1,945.3	23.8	0.3	1,280.5
Forestry Subtotal (2)	104.9	1.6	4,026.2	133.6	2.2	4,079.3	134.2	1.9	3,863.1
Total Pulp and Forestry Products	3,298.2	50.4	-	2,686.8	44.7	-	2,887.5	40.7	-
Wood Products
Fiberboard
panels (2)	2,071.1	31.6	5,148.4	2,148.3	35.7	4,932.6	2,651.3	37.3	5,564.9
Sawn timber (2)	370.3	5.7	1,415.7	409.0	6.8	1,534.3	584.9	8.2	1,650.0
Remanufactured wood products (2)	280.1	4.3	392.5	280.5	4.7	351.8	430.1	6.1	458.2
Plywood	322.8	4.9	554.5	293.4	4.9	474.1	377.8	5.3	529.3
Wood Products Subotal	3,044.2	46.5	7,511.0	3,131.1	52.1	7,292.8	4,044.0	56.9	8,102.4
Energy	102.5	1.6		89.8	1.5		89.8	1.3
Other	101.4	1.5		104.1	1.7		80.7	1.1
Total revenues	6,546.1	100		6,011.8	100		7,102.1	100
Cost of sales
Timber	(963.7)			(1,068.7)			(859.8)
Forestry labor costs and other services	(702.3)			(692.5)			(623.9)
Maintenance costs	(355.7)			(355.4)			(319.1)
Chemical costs	(662.7)			(649.4)			(712.3)
Depreciation and amortization	(584.3)			(535.2)			(408.2)
Other costs of sales	(1,365.3)			(1,442.9)			(1,351.1)
Total cost of sales	(4,634.1)			(4,744.1)			4,274.5
Gross profit	1,912.0	29.2%		1,267.7	21.1%		2,827.6	39.8%
Other income	597.1			573.0			100.1
Distribution costs	(695.4)			(693.0)			(922.2)
Administrative expenses	(565.0)			(624.3)			(613.6)
Other expense by function	(212.2)			(480.3)			(373.9)
Profit (loss) from operating activities	1,036.4			43.0			1,018.0
Financial income	66.4			131.7			72.1
Financial costs	(397.9)			373.5			(200.4)
Share of profit (loss) of associates and joint ventures accounted for using equity method	(45.8)			7.7			33.7
Exchange rate differences	(12.4)			(194.7)			(77.1)
Profit (loss) before income tax	646.7			(385.8)			846.3
Income tax	(170.4)			27.3			(142.1)
Net income (loss)	476.3			(358.5)			704.2

(1)
Volumes measured in thousands of tonnes. Does not include subproduct sales (i.e., energy, chemicals) which are presented in our pulp reportable segment in Note 24 in our audited consolidated financial statements.

(2)
Volumes measured in thousands of cubic meters. Does not include subproduct sales (i.e. energy, chemicals) which are presented in our wood products business segment in
Note 24 in our audited consolidated financial statements.

Year Ended
December 31,
2024 Compared
to Year
Ended December
31,
2023

Revenues

Revenues
increased 8.9%, from
U.S.$6,011.8
million in 2023 to
U.S.$6,546.1
million
in
2024, primarily
as
a
result
of
a 22.8%, or U.S.$611.4 million, increase in revenues from pulp and forestry product sales, partially offset by a 2.8%, or U.S.$86.9 million, decrease in revenues from wood products sales.

Pulp
.
Revenues from bleached and unbleached pulp increased 25.1%, from U.S.$2,553.2 million in 2023 to U.S.$3,193.3 million in 2024, mainly due to a 17.3% increase in sales volume and a 6.6% increase in average prices. Sales of bleached pulp increased 27.2% mainly due to a 19.5% increase in sales volume and a 6.5% increase in sales volume. Revenues from unbleached pulp increased 1.5%, mainly due to a 9.5% increase in average prices, partially offset by a 7.3% decrease in sales volume. In general, prices across all fibers and markets saw an increase during the first half of 2024. While conditions in China remained stable, Europe experienced stronger markets dynamics, driven by logistical disruptions and supply constraints, which were further exacerbated by operational and non-operational challenges at certain mills. However, during the third quarter of 2024, pulp prices began to decline, primarily driven by reduced demand due to low seasonality, but most of all due to oversupply and significant spot volume available. Despite this downturn, prices for all fibers began to stabilize toward the end of the year.

Revenues from sales of forestry products decreased 21.5%, from U.S.$133.6 million in 2023 to U.S.$104.9 million in 2024, mainly due to a U.S.$47.4 million decrease in revenues from sales of logs,
primarily due to a 3
5.4%
decrease sales valume and a 21.5% decrease in
average prices
.

Wood Products.
Revenues from wood products
decreased 2.8%,
from U.S.$
3,131.1
million in 2023 to
U.S.$3,044.2 million in 2024
, primarily due to a
5.6%
decrease in
average prices, partially offset by a
3.0
%
increase
in sales volume.

Revenues from panel products decreased 3.6%, from U.S.$2,148.3 million in 2023 to
U.S.$2,071.1 million in 2024, due to a 7.6% decrease in average prices, partially offset by a 4.4% increase in sales volume.

Revenues from sawn timber
decreased
9.5%
, from U.S.$
409.0
million in 2023 to
U.S.$370.3 million in 2024
, mainly due to a
7.7%
decrease
in sales volume and a
1.9%
decrease
in average prices.

Revenues from plywood
increased 10.0%
, from U.S.$
293.4
million in 2023 to
U.S.$322.8 million in 2024
, mainly due to a
16.9%
increase
in sales volume offset by a
5.9%
decrease
in average prices.

Revenues from remanufactured wood products sales decreased 0.1%, from U.S.$280.5 million in 2023 to U.S.$280.1 million in 2024, mainly due to a decrease of 10.5% in average prices offset by a 11.6% increase in sales volume.

Other
revenue.
Revenues
from
other
sources,
consisting
mainly
of
revenues
from
sales
of
energy,
chemicals
and
other
services,
increased 5.1%,
from
U.S.$193.9
million
in
2023
to
U.S.$203.8
million
in
2024,
mainly
as
a
result
of
a
U.S.$12.7
million
increase
in
energy sales.

Cost
of
sales

Cost
of
sales
decreased
2.3%,
from
U.S.$4,744.1
million
in
2023
to
U.S.$4,634.1
million
in
2024,
primarily
as
a
result
of:

•	a 9.8% decrease in timber costs, from U.S.$1,068.7 million in 2023 to U.S.$963.7 ;

•	a 17.4% decrease in other raw materials, from U.S.$285.8 million in 2023 to U.S.$236.1 million in 2024, mainly due to cost reductions in paint, paper and other materials mainly in North America ;

•	a 22.4% decrease in cost of electricity, from U.S.$65.2 million in 2023 to U.S.$50.6 million in 2024, due to a decrease in the price of electricity ;

•	a 4.9% decrease in other indirect costs, from U.S.$233.9 million in 2023 to U.S.$222.6 million in 2024, primarily as a decrease in some operational cost centers; and

•	a 2.3% decrease in staff expenses, from U.S.$431.4 million in 2023 to U.S.$421.6 million in 2024, due to the indefinite suspension in 2024 of the Colorado sawmill and the Horcones II Sawmill in 2023 .

Gross
Profit

As a percentage of total revenue, our gross profit increased from 21.1% in 2023 to 29.2% in 2024, due to an increase
of
8.9
% in revenues and a 2.3% decrease in our cost of sales.

Other
income

Other income increased 4.2%, from U.S.$573.0 million in 2023 to U.S.$597.1 million in 2024. This was mainly driven by a U.S.$354.1 million increase in gain on sales of subsidiaries and associates driven by the sale of certain forestry operations in Brazil. This gain was partially offset by:

•
a U.S.$187.6 million decrease in net income from insurance compensation, mainly related to our receipts in 2023 of U.S.$199.6 million in payments of insurance claims related to damages in our Valdivia and Constitución mills; and

•	a U.S.$105.5 million decrease in the fair value of our biological assets compared to 2023, primarily due to due to a change in the discount rate applied.

Distribution
costs

Distribution costs increased 0.3%, from U.S.$693.0 million in 2023 to U.S.$695.4 million in 2024, primarily as a result of a 14.4% increase in port services, mainly driven by an increase in our pulp exports. This increase was partially offset by a decrease in other selling costs due to the elimination of certain export duties in Argentina in September 2023. For more information,
see
“Item
3.
Key
Information—Risk
Factors—Risks
Relating
to
the
Company—We
depend
on
free
international
trade
as
well
as
economic
and
other
conditions
in
our principal markets.”

As
a
percentage
of
revenues,
distribution
costs
decreased
to
10.6
% in 2024
,
from
11.5%
in
2023.

Administrative
expenses

Administrative
expenses
decreased
9.5
%
,
from
U.S.$624.3 million
in
2023 to U.S.$565.0 million
in
2024,
primarily
as
a
result
of:

•	a 10.9 % or U.S.$ 26.8 million decrease in wages and salaries;

•	a 35.0% or U.S.$11.4 million decrease in property taxes, city permits and rights; and

•	a 21.2% or U.S.$8.0 million decrease in computer services

As
a
percentage
of
revenues,
administrative
expenses
decreased
to
8.6%
in
2024,
from
10.4%
in
2023.

Other
expenses

Other expenses decreased 55.8%, from U.S.$480.3
million in 2023 to U.S.$212.2 million in 2024, primarily as a result of a U.S.$192.3 million decrease in operating expenses related to the stoppage or closure of mills, which decreased from U.S.$236.5 million in 2023 to U.S.$44.2 million in 2024. This decrease in 2024 was mainly attributed to extraordinary expenses incurred during 2023, which included (i) operational expenses due to low production in the Line 3 of our Arauco mill, during its ramp up process, (ii) expenses related to unplanned stoppages in our Constitución, Nueva Aldea and Licancel mills, (iii) the replacement of the dryer of our Valdivia mill and (iv) expenses related to stoppages and depreciation of Line 3 of our Arauco mill, as well as certain wood products mills. Additionally, impairment provision for property, plant and equipment, provisions for inventory obsolescence, withdrawals and others decreased from U.S.$110.6 million in 2023 to U.S.$42.6 million in 2024, primarily due to the indefinite suspension of our Licancel mill in 2023.

Finance
costs

Finance costs increased 6.5% from
U.S.$
373.5
million in 2023 to U.S.$397.9 million in 2024, primarily due to higher interest payments related to: (i) bonds issued in Chile and their corresponding swaps; (ii) additional long-term lease-purchase agreements in Brazil; and (iii) bank loans in Chile and Brazil.

Exchange
rate
differences

Losses from exchange rate differences decreased 93.6%, from a loss of U.S.$194.7 million in 2023 to a loss of U.S.$12.4 million in 2024, primarily due to fluctuations of the Argentine peso. See “—Economic Indicators in Chile, Argentina, Brazil, Uruguay, the United States and Canada.”

Income
tax

We recorded an income tax expense of U.S.$170.4 million in 2024 compared to an income tax benefit of U.S.$27.3 million in 2023. This variation was primarily associated to the effect of income taxes expenses in Chile, paid in Brazil, related to the sale of certain forestry operations in Brazil.

Net
income

Net income increased U.S.$
834.8
million, from a loss of U.S.$
358.5
million in 2023 to U.S.$476.3 million in 2024. This is mainly explained by higher revenues in our pulp business segment, related to an increase in both sales volume and average prices. Also, during 2024 we recorded lower costs during the year.

Year Ended
December 31,
2023 Compared
to Year
Ended December
31,
2022

Revenues

Revenues
decreased
15.4%,
from
U.S.$7,102.1
million
in
2022
to
U.S.$6,011.8
million
in
2023,
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

Revenues from sales of forestry products decreased 0.5%, from U.S.$134.2 million in 2022 to U.S.$133.6 million in 2023, mainly due to a U.S.$14.3 million decrease in revenues from sales of logs.

Wood Products.
Revenues from wood products decreased 22.6%, from
U.S.
$4,044.0
million
in
2022
to
U.S.$3,131.1 million in 2023,
primarily
due
to
a
14.0%
decrease
in average prices and a 10.0% decrease in sales volume.

Revenues
from
panel
products
decreased
19.0%,
from
U.S.$2,651.3
million
in
2022
to U.S.$2,148.3
million
in
2023,
due
to
a
10.2%
decrease
in
average
prices
and
a
9.7% decrease in sales volume. The decrease in average prices and sales volume was primarily due to higher interest rates, oversupply, high inventories, and political uncertainty.

Revenues from sawn timber decreased 30.1%, from U.S.$584.9 million in 2022 to U.S.$409.0 million in 2023, mainly due to a 24.8% decrease in average
prices
and
a
7.0% decrease in sales volume.

Revenues
from
plywood
decreased
22.3%,
from
U.S.
$377.8
million
in
2022
to
U.S.$293.4
million
in
2023,
mainly
due
to
a
13.3%
decrease
in
average
prices
and
a
10.4% decrease in sales volume.

Revenues
from
remanufactured
wood
products
sales
decreased
34.8%,
from
U.S.$430.1
million
in
2022
to
U.S.$280.5
million
in
2023,
mainly
due
to
a
23.2%
decrease
in sales volume and a 15.1% decrease in average prices.

Other
revenue.
Revenues
from
other
sources,
consisting
mainly
of
revenues
from
sales
of
energy,
chemicals
and
other
services,
increased 13.7%,
from
U.S.$170.6
million
in
2022
to
U.S.$193.9
million
in
2023,
mainly
as
a
result
of
a
U.S.$38.1
million
increase
in sales o
f
other
services,
partially
offset
by
a
U.S.$14.5
million
decrease
in
sales
of
chemicals.

Cost
of
sales

Cost
of
sales
increased
11.0%,
from
U.S.$4,274.5
million
in
2022
to
U.S.$4,744.1
million
in
2023,
primarily
as
a
result
of:

•	a 24.3% increase in timber costs, from U.S.$859.8 million in 2022 to U.S.$1,068.7 million in 2023, mainly due to higher sales volume and higher cost of timber;

•	a 31.1% increase in depreciation and amortization, from U.S.$408.2 million in 2022 to U.S.$535.2 million in 2023, mainly due to the inclusion of Line 3 of the Arauco mill;

•	a 11.0% increase in forestry labor costs, from U.S.$623.9 million in 2022 to U.S.$692.5 million in 2023, due to increases in harvesting costs;

•	a 38.1% increase in other indirect costs, from U.S.$169.4 million in 2022 to U.S.$233.9 million in 2023, due to higher costs associated to Arauco 3´s ramp up process; and

•
a 11.4% increase in maintenance costs, from U.S.$319.1 million in 2022 to U.S.$355.4 million in 2023, due to higher costs associated to scheduled and non-
scheduled maintenance stoppages during the year.

Gross
Profit

As a percentage of total revenue, our gross profit decreased from 39.8% in 2022 to 21.1% in 2023, due to a 15.4% decrease in our revenues coupled with an increase of
11.0% in our cost of sales.

Other
income

Other income increased 472.3%, from U.S.$100.1 million in 2022 to U.S.$573.0 million in 2023. This increase was mainly driven by a U.S.$251.5 million gain from an increase in the fair value of our biological assets compared to 2022 and our receipt of U.S.$199.6 million in payments from insurance companies for claims related to damages in our Valdivia and Constitución mills.

Distribution
costs

Distribution costs decreased 24.9%, from U.S.$922.2 million in 2022 to U.S.$693.0 in 2023, primarily as a result of a 29.0% decrease in freight costs. This decrease was due to lower shipping fees during 2023 as a result of the lifting of COVID related restrictions and, to a lower extent, due to lower sales volume of wood products. For more information,
see
“Item
3.
Key
Information—Risk
Factors—Risks
Relating
to
the
Company—We
depend
on
free
international
trade
as
well
as
economic
and
other
conditions
in
our principal markets.”

As
a
percentage
of
revenues,
distribution
costs
decreased
to
11.5%
in
2023,
from
13.0%
in
2022.

Administrative
expenses

Administrative
expenses
increased
1.7%,
from
U.S.$613.6
million
in
2022
to
U.S.$624.3
in
2023,
primarily
as
a
result
of:

•	a 108.3% or U.S.$28.1 million increase in insurance costs; and

•	a 29.9% increase, or U.S.$9.9 million increase in depreciation and amortization .

This
increase
in
administrative
expenses
was
offset
by
a
11.9%
or
U.S.$18.1 million
decrease
in
other
administrative
expenses
and
a
3.7%
or
U.S.$9.6 million
decrease
in wages, salaries and severance indemnities.

As
a
percentage
of
revenues,
administrative
expenses
increased
to
10.4%
in
2023,
compared
to
8.6%
in
2022.

Other
expenses

Other
expenses
increased
28.5%,
from
U.S.$373.9
million
in
2022
to
U.S.$480.3
million
in
2023,
mainly
due
to
an
increase
in
operating
expenses
related
to
mill
stoppages and the ramp up process of Arauco 3 contemplated by the “MAPA” project. These increases were partially offset by a U.S.$59.6 million decrease in our impairment provision for property, plant, equipment and others, mainly due to the impairment provision related to our Argentine operations occurred in 2022.

Finance
costs

Finance
costs
increased
86.4%
from
U.S.$200.4 million
in
2022
to
U.S.$373.5
million
in
2023,
primarily
as
a
result
of
higher
interest
costs
compared
to
2022
and
also
due
to
a
23.4%
or
U.S.$1,337.1
million
increase
in
our
outstanding
debt.
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

Income
tax

We
recorded
an
income
tax
benefit
of
U.S.$27.8
million
in
2023
compared
to
an
income
tax
expense
of
U.S.$142.1
million
in
2022.
This
increase
was
primarily
associated to a lower gross profit due to a decrease in average prices and sales volume of most of the products we commercialize.

Net
income

Net income decreased 150.9% from U.S.$704.2 million in 2022 to a loss of U.S.$358.5 million in 2023. This is mainly explained by lower operational results in our forestry
and
pulp
business
segment,
driven
by
a
decrease
in
average
pulp
prices,
a
heavy
forest
fire
season,
operational
disruptions
in
some
of
our
mills
and
Arauco
3’s
ramp-up.

Liquidity
and
Capital
Resources

Our
primary
sources
of
liquidity
are
funds
from
operations,
domestic
and
international
borrowings
from
banks
and
debt
offerings
in
the
domestic
and
international
capital
markets.

We have a financial policy, approved by our Board of Directors, which serves as a framework and contains several policies aimed at preserving our liquidity and strengthening our commitment to our Investment Grade rating. Our financial policy includes a (i) liquidity policy, which maintains certain criteria regarding our liquidity management both in the short and long term, (ii) a counterparty policy which establishes limits on the maximum exposure we may have with respect to our different banking counterparties, and (iii) an investment and derivatives policies which regulate the type of investments and/or instruments we take positions into.

We entered into a U.S.$450.0 million committed credit facility on September 6, 2024 that matures on September 6, 2027. As of December 31, 2024, we had no drawings under this facility.

We believe that cash flow generated by operations, cash balances, borrowings from banks, debt offerings in the domestic and international capital markets and equity contributions are likely to be sufficient to meet our short and medium working capital, debt service and capital expenditure requirements. See “Item 4. —Information on our
Company—Capital
Expenditures.”

Cash
Flow
from
Operating
Activities

Our net cash flow provided by operating activities was U.S.$1,081.3 million in 2024 and U.S.$740.4 million in 2023. This increase in 2024 was due to a
U.S.$643.4
million
increase in
receipts
from
sale
of
goods
and
rendering
of
services and an increase of U.S.$144.8 million in receipts from other operating activities, mostly
associated
to
higher
revenues. This increase was
partially
offset
by
an
increase
of
U.S.$188.7
million
in payments to suppliers for goods and services and an increase of U.S.$125.2 million in receipts from other operating activities.

Our net cash flow provided by operating activities was U.S.$740.4 million in 2023 and U.S.$1,700.5 million in 2022. This decrease in 2023 was principally due to a
U.S.$1,418.8
million
decrease
in
receipts
from
sale
of
goods
and
rendering
of
services,
mostly
associated
to
lower
revenues,
partially
offset
by
an
increase
of
U.S.$194.9
million
in payments to suppliers, a decrease of U.S.$176.5 million in income taxes paid and an increase of U.S.$163.6 million in receipts from other operating activities.

Cash
Flow
Used
in
Investing
Activities

Our
net
cash
used
by
investing
activities
was
U.S.$329.0
million
in
2024,
compared
to
U.S.$1,333.1
million
in
2023.
This
decrease in 2024
was
principally
due
to a U.S.$958.3 million increase in cash flow resulting from the loss of control over subsidiaries and associates following the sale of certain of our forestry operations in Brazil.

Our
net
cash
used
by
investing
activities
was
U.S.$1,333.1
million
in
2023,
compared
to
U.S.$1,469.9
million
in
2022.
This
decrease
was
principally
due
to
a
U.S.$427.3 million or 33.6% decrease in acquisition of property, plant and equipment, partially offset by a U.S.$111.7 million or 37.2% increase in purchase of long-term assets.

Cash
Flow
Used in
Financing
Activities

Our net cash used in financing activities was U.S.$305.9 million in 2024, compared to U.S.$645.7 million provided in 2023, primarily as a result of an increase of U.S.$1,014.7 million in repayments of borrowings and a decrease of U.S.$431.1 million in total proceeds from borrowings. Additionally, we paid U.S.$94.6 million in dividends and received U.S.$300.5 million as proceeds from issuance of shares.

Our net cash provided by financing activities was U.S.$645.7 million in 2023, compared to U.S.$527.2 million used in 2022, primarily as a result of our payment in 2023 of
U.S.$282.7 million in dividends and U.S.$1,808.3 million in proceeds from loan payments.

Contractual
Obligations

As
is
customary
practice
in
the
pulp
and
wood
products
industries,
we
generally
do
not
have
long-term
sales
contracts
with
our
customers;
rather,
we
maintain
commercial relationships with our customers, with whom we reach agreements from time to time on specific volumes and/or prices.

Investing
Activities

During 2024, our main investment activities were investments in (i) projects to develop new production facilities, (ii) maintaining our panel, sawmill and pulp mills, and (iii) maintaining our biological assets. Our main capital expenditures in projects during 2024 included U.S.$126.1 million related to industrial expenditures from our Sucuriú Project and U.S.$94.5 million related to our new production line of MDF boards in Zitácuaro, Mexico (Vikingo Project).

Financing
Activities
in
2024

On September 6, 2024, we entered into a U.S.$450.0 million committed credit facility that matures on September 6, 2027. As of December 31, 2024, we had no drawings under this facility.

On November 27, 2024, we issued two series of sustainability bonds in the Chilean capital markets for a total principal amount of UF 10.0 million. The amount of the issuance of the 7-year series was UF 1.0 million, equivalent to U.S.$38.6 million as of December 31, 2024, and the amount of the 20-year series was UF 9.0 million, equivalent to U.S.$347.0 million as of December 31, 2024. All of the proceeds from these issuances were used for general corporate purposes. Additionally, we assumed a commitment, in line with our Sustainable Bond Framework published on our website, to finance or refinance eligible green and social projects, in an amount equivalent to the issuance of such bonds.

As of December 31, 2024, the current portion of our bank debt was U.S.$248.8 million, of which 58.0% was U.S. dollar-denominated. As of December 31, 2024, our total non-current portion of our bank debt was U.S.$902.2, million of which 53.4% was U.S. dollar-denominated.

As of December 31, 2024, we also had total capital markets borrowings (including the current portion of such debt) of U.S.$4.7 billion, of which 61.4% were U.S. dollar-denominated.

As of December 31, 2024, the weighted average maturity of our non-current debt was 16.3 years. The interest rate on our floating rate debt is determined principally by reference to the SOFR, and as of December 31, 2024, the average spread for our U.S. dollar floating rate debt over six-month SOFR was 1.66%. As of December 31, 2024, the average interest rate for our U.S. dollar fixed rate debt was 4.69%. These average rates do not reflect the effect of swap agreements.
As of December 31, 2024, we guaranteed obligations of U.S.$210.0 million related to Arauco North America, U.S.$116.4 million related to Arauco Celulose do Brasil and U.S.$39.2 million related to Arauco do Brasil.

The instruments and agreements governing our bank loans and local bonds set limits on our incurrence of debt and liabilities through the use of financial covenants. The principal financial covenants in our bank loan agreements in effect on December 31, 2024 were the following:

•	Our net debt to equity ratio must not exceed 1.2:1; and

•	Our net interest coverage ratio must not be less than 2:1.

The
principal
financial
covenant
contained
in
our
local
bond
agreements
in
effect
on
December
31,
2024
is:

•	Our net debt to equity ratio must not exceed 1.2:1.

We were in compliance with all bank loan and bond covenants as of December 31, 2024. Our U.S. dollar-denominated bonds do not contain financial maintenance covenants.

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

Hedging

We periodically review our exposure to risks arising from fluctuations in market prices related to positions assumed by us with respect to different assets and/or liabilities also used by us in order to conduct our business activity and decide, on a case-by-case basis at our senior management level whether to hedge such risks. Our Derivatives Policy establishes the minimum requisites our counterparties must meet, as well as proper procedures. As a result, from time to time we enter into hedging contracts with respect to the previously mentioned financial positions. See Note 23 to our audited consolidated financial statements included elsewhere in this annual report. We apply hedge accounting for financial instruments whose purpose is to hedge against fluctuations in prices of the aforementioned assets and/or liabilities.

Cross
Currency
Swap
Agreements

We
have
outstanding
the
following
cross
currency
swap
agreements
in
Chile
to
hedge
our
local
bonds
issued
in
UF:

Bank – Country	UF Notional Amount	U.S.$ Notional Amount	Hedging Start Date	Maturity
BCI – Chile	454,545	17,500,011	10/30/2021	10/30/2029
Scotiabank – Chile	454,545	17,521,026	10/30/2021	10/30/2029
Banco de Chile – Chile	454,545	17,262,302	04/30/2019	10/30/2029
BCI – Chile	454,545	17,444,744	04/30/2023	10/30/2029
BCI – Chile	454,545	17,466,559	04/30/2023	10/30/2029
BCI – Chile	454,545	17,100,708	04/30/2023	10/30/2029
BCI – Chile	454,545	17,262,300	04/30/2023	10/30/2029
BCI – Chile	727,272	28,000,019	11/15/2021	11/15/2032
BCI – Chile	727,272	27,997,657	11/15/2021	11/15/2032
Itaú Corpbanca – Chile	727,272	30,843,030	11/15/2023	11/15/2032
Santander – Chile	1,454,545	60,731,198	11/15/2023	11/15/2032
Deutsche – Chile	1,000,000	42,870,394	04/01/2024	04/01/2035
Deutsche – Chile	1,000,000	42,870,394	04/01/2024	04/01/2035
JP Morgan – Chile	1,000,000	42,870,394	04/01/2024	04/01/2035
Deutsche – Chile	1,000,000	43,185,224	04/01/2024	04/01/2035
JP Morgan – Chile	1,000,000	43,277,070	04/01/2024	04/01/2035
Santander – Chile	5,000,000	201,340,031	11/15/2016	11/15/2026
Goldman Sachs N.A. – U.S.	1,000,000	40,521,750	10/10/2018	10/10/2028
Scotiabank – Chile	1,000,000	40,537,926	10/10/2018	10/10/2028
Goldman Sachs N.A. – U.S.	1,000,000	40,066,555	10/10/2018	10/10/2028
Santander – Chile	3,000,000	118,400,504	10/10/2018	10/10/2038
Santander – Chile	2,500,000	97,971,786	10/10/2018	10/10/2038
JP Morgan – U.K.	2,000,000	89,387,460	04/10/2023	04/10/2032
Santander – Chile	2,000,000	90,274,363	04/10/2023	04/10/2032
Banco de Chile – Chile	1,000,000	44,572,044	04/10/2023	04/10/2032
JP Morgan – U.K.	1,000,000	44,572,044	04/10/2023	04/10/2032
JP Morgan – U.K.	1,000,000	44,559,642	04/10/2023	04/10/2032
BCI – Chile	1,000,000	43,724,036	05/15/2023	05/15/2033
BCI – Chile	1,000,000	43,709,927	05/15/2023	05/15/2033
BCI – Chile	1,000,000	43,762,973	05/15/2023	05/15/2033
Banco de Chile – Chile	1,000,000	43,601,403	05/15/2023	05/15/2033
Itaú Corpbanca – Chile	1,000,000	43,654,189	05/15/2023	05/15/2033
Total	37,318,176	1,554,859,663

These cross currency swap agreements allow us to hedge our currency exposures. Through these agreements, we receive cash flows in UF, which allow us to comply with the terms of our outstanding bonds and pay fixed amounts in U.S. dollars, the currency in which a significant amount of our assets and sales are denominated.

We
have
outstanding
the
following
cross
currency
swap
agreements
in
Chile
to
hedge
our
bank
loans
denominated
in
Euro:

Bank– Country	EUR Notional Amount	U.S.$ Notional Amount	Hedging Start Date	Maturity
Santander – Chile	58,823,529	69,805,992	06/15/2021	12/15/2029
Banco de Chile – Chile	29,411,765	34,902,941	06/15/2021	12/15/2029
MUFG Bank – Japan	58,823,529	69,805,882	06/15/2021	12/15/2029
JP Morgan – U.S.	117,647,059	139,611,765	06/15/2021	12/15/2029
HSBC – U.S.	29,411,765	34,902,941	06/15/2021	12/15/2029
Total	294,117,647	349,029,521

Through these cross currency swap agreements we receive cash flows in EUR, which allow us to comply with the terms of our outstanding bank liabilities and pay fixed amounts in U.S. dollars, the currency in which a significant amount of our assets and sales are denominated.

The aggregate fair value of our UF and EUR cross currency swap agreements as of December 31, 2024, represented a liability of U.S.$
176.5
million compared to December 31, 2023, when they represented a liability of U.S.$72.8 million. This variation was primarily a result of changes in the fair value related to fluctuations in 2024 rates both for U.S. dollars and Chilean pesos, and also due to variations in 2024 of the U.S. dollars to Chilean pesos exchange rate.

Interest
Rate
Swap
Agreements

As of December 31, 2024, Arauco, did not have any active Interest Rate Swaps in place.
As of December 31, 2023,
through our subsidiary in the United States we had active Interest Rate Swaps, which had a fair value that represented an asset of U.S.$6.6 million.

Forward
Agreements

As of December 31, 2024, we have the following outstanding Non-Delivery Forward (NDF) agreements in Chile to hedge against fluctuations in the Brazilian Real (R$), related to payments for the Sucuriú project:

Bank – Country	Exchange Rate		U.S.$ Notional Amount	Hedging Start Date	Maturity
JPMorgan – U.S.A	U.S.$	BRL	50,000,000	12/11/2024	02/18/2025
Santander – Chile	U.S.$	BRL	43,000,000	12/11/2024	02/18/2025
Bank of America – U.S.A	U.S.$	BRL	73,000,000	12/11/2024	03/26/2025
HSBC – Chile	U.S.$	BRL	70,000,000	12/13/2024	05/15/2025
SMBC – U.S.A	U.S.$	BRL	73,000,000	12/13/2024	06/25/2025
MUFG – U.S.A	U.S.$	BRL	50,000,000	12/16/2024	08/18/2025
Santander – Chile	U.S.$	BRL	48,000,000	12/16/2024	08/18/2025
Bank of America – U.S.A	U.S.$	BRL	50,000,000	12/17/2024	09/24/2025
JPMorgan – U.S.A	U.S.$	BRL	44,000,000	12/17/2024	09/24/2025
Santander – Chile	U.S.$	BRL	50,000,000	12/18/2024	11/17/2025
JPMorgan – U.S.A	U.S.$	BRL	50,000,000	12/18/2024	11/17/2025
HSBC – Chile	U.S.$	BRL	29,000,000	12/18/2024	11/17/2025
SMBC – U.S.A	U.S.$	BRL	50,000,000	12/19/2024	12/17/2025
JPMorgan – U.S.A	U.S.$	BRL	50,000,000	12/19/2024	12/17/2025
Bank of America – U.S.A	U.S.$	BRL	21,000,000	12/19/2024	12/17/2025
MUFG – U.S.A	U.S.$	BRL	50,000,000	12/20/2024	02/19/2026
Mizuho – U.S.A	U.S.$	BRL	50,000,000	12/20/2024	02/19/2026
Mizuho – U.S.A	U.S.$	BRL	19,000,000	12/20/2024	02/19/2026
MUFG – U.S.A	U.S.$	BRL	50,000,000	12/23/2024	03/25/2026
Mizuho – U.S.A	U.S.$	BRL	50,000,000	12/23/2024	03/25/2026
SMBC – U.S.A	U.S.$	BRL	28,000,000	12/23/2024	03/25/2026
Santander – Chile	U.S.$	BRL	50,000,000	12/26/2024	05/15/2026
BNP Paribas – U.S.A	U.S.$	BRL	50,000,000	12/26/2024	05/15/2026
BNP Paribas – U.S.A	U.S.$	BRL	36,000,000	12/26/2024	05/15/2026
MUFG – U.S.A	U.S.$	BRL	50,000,000	12/27/2024	06/24/2026
BNP Paribas – U.S.A	U.S.$	BRL	50,000,000	12/27/2024	06/24/2026
Mizuho – U.S.A	U.S.$	BRL	32,000,000	12/27/2024	06/24/2026
Total			1,226,000,000

The
fair
value
of
these
agreements
as
of
December
31,
2024,
represented
a
liability
of
U.S.$13.7
million.

As
of
December
31,
2024,
we
have
the
following
forward
agreements
outstanding
in
Uruguay
to
hedge
fluctuations
in
the
respective
local
currencies
:

Bank – Country	Exchange Rate		U.S.$ Notional Amount		Hedging Start Date	Maturity
HSBC – Uruguay	U.S.$	UYU	10,245,000	(1)	-	-
Citibank – U.K.	U.S.$	UYU	1,450,000	(1)	-	-
Itaú – Uruguay	U.S.$	UYU	11,395,000	(1)
Banco de la República Oriental de Uruguay – Uruguay	U.S.$	UYU	3,825,000	(1)	-	-
Itaú – Uruguay	U.S.$	UYU	1,150,000	(1)	-	-
Citibank – U.K	U.S.$	UYU	1,350,000	(1)	-	-
JPMorgan – U.K.	U.S.$	UYU	4,620,000	(1)
Total			34,035,000

(1)	U.S.$ notional amount includes multiple contract agreements.

The fair value of these agreements as of December 31, 2024, represented a liability of U.S.$
2.1
million, which includes the 50% of total fair value of the forward agreements entered into by Montes del Plata (of which Arauco owns 50% of its shares).

As
of
December
31,
2024,
we
had no
forward
agreements
outstanding
in
Argentina
.
The fair value of these agreements as of December 31, 2023, represented a liability of U.S.$0.5 million.

Research
and
Development

We
spent
U.S.$10.1
million
in
2021,
U.S.$12.3
million
in
2023,
and
U.S.$10.9
million
in
2024
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

During 2023, we made an investment in TreeCo, a startup company affiliated with North Carolina State University, United States, that is dedicated to genome editing of forest species. The expertise of prominent researchers from the United States was incorporated into the portfolio of projects in the Forestry area. We believe that this, along with other initiatives, will allow Bioforest to drive aggregate investment in forest research of over US$50 million until 2030.

Additionally,
we
are
implementing
certain
new
technologies
in
our
pulp
mills
that
involve
investments
of
over
US$100
million
through
2025. We believe that these new technologies will improve
our
production
process
and
the
environmental
footprint
of
our
operations,
achieving
the
reuse
of
a
significant
portion
of
our
solid
waste,
reducing
disposal
in
landfills.

Critical
Accounting
Estimates

See
Note
1
to
our
audited
consolidated
financial
statements included elsewhere in this annual report
for
information
on
Critical
Accounting
Estimates.

Trend
Information

Pulp

According to Fastmarkets RISI, softwood pulp prices decreased in Europe and remained somewhat stable in China during the fourth quarter of 2024. According to Fastmarkets RISI, hardwood pulp prices decreased in both Europe and China during the fourth quarter of 2024.

As of the date of this annual report, in the first months of 2025, we observed a general increase in softwood
and hardwood pulp benchmark prices, as published by Fastmarkets RISI. In the case of dissolving pulp, our prices remained stable during this period. During the remainder of 2025, developments could affect our pulp business, such as the effects of a weakening of the export market, paper demand deterioration and uncertainties associated with the current geopolitical environment
.
As of the date of this annual report, it is difficult to predict any further variation in pulp prices (See “Item 3.
—
Key Information
—
Risk Factors
—
Global economic and other developments, and particularly economic developments in the Asian, European and U.S. economies, could have an adverse effect on the demand for our products, our financial condition, results of operations and cash flows.” for a more detailed discussion about this topic
).

Wood
Products

During the fourth quarter of 2024, demand of wood products was stable, with some decreases in sales volume, offset by an increase in average prices. The North American markets improved in most products, although oversupply increased in some business segments.

Prices
for
certain
of
our
wood
products
decreased
during
the
first
months
of
2025
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
The current board was elected on
April 23, 2024
.
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

Our
current
directors
are
listed
below.

Name	Years as Director	Position	Age
Matías Domeyko	1	Chairman	63
Roberto Angelini	37	First Vice- Chairman	75
Jorge Andueza	30	Second Vice- Chairman	75
Eduardo Navarro	16	Director	58
Timothy C. Purcell	19	Director	64
Franco Mellafe	9	Director	48
Juan Ignacio Langlois	8	Director	56
Jorge Bunster	23	Director	71
Marcela Bravo	1	Director	64

Included
below
are
brief
biographical
descriptions
of
each
of
our
directors

Matías Domeyko
became a Director and Chairman of the Board of Directors on April 23, 2024.
He serves as Chairman of the Board of Directors of Forestal Arauco and Maderas Arauco S.A. and is a member of the Board of Directors of Inversiones Arauco Internacional Limitada.
With over 30 years at Arauco, he has held various leadership roles, including serving as Finance Manager from 1997 to 2005, General Manager from 2005 to 2011, and Executive Vice President from 2011 to 2024, contributing significantly to our global expansion. Mr. Domeyko holds a degree in commercial engineering from the University of Chile.

Roberto Angelini
became a Director on April 30, 1986 and became First Vice-Chairman of the Board of Directors on May 4, 2007. He served as Vice-Chairman of the
Board
of
Directors
from
April
18,
1991
to
January
4,
2005,
when
he
voluntarily
resigned,
and
as
Second
Vice-Chairman
of
the
Board
of
Directors
from
January
27,
2005
to
May
4, 2007. He serves as Chairman of the Board of Directors of Empresas Copec, COPEC, AntarChile S.A. (“AntarChile”), Corpesca S.A., Pesquera Iquique-Guanaye S.A., Inversiones Alxar S.A.,
Inversiones Angelini y Compañia Limitada (“Inversiones Angelini”), Inversiones Caleta Vitor S.A. and Servicios Corporativos Sercor S.A. He also serves as a member of the boards of directors of Forestal Arauco, Inversiones
Arauco
Internacional
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
S.A.,
and
serves
as
Chairman
of
the
Board
of
Directors
of
Abastible
S.A.
and GASIB Sociedad Ibérica de Gas Licuado, S.L.U
and
a
member
of
the
Board
of
Directors
of
COPEC,
Colgas
S.A.,
Solgas
S.A.,
Duragas S.A., Corpesca S.A., Inversiones Caleta Vitor S.A., Nutrisco S.A.,
Golden Omega S.A.,
Inversiones Alxar S.A. and Cumbres Andinas S.A.C. Mr. Navarro holds degrees in commercial engineering and a master´s degree in economics, all from the Catholic University of Chile.

Timothy C. Purcell
became a Director on April 26, 2005. He is also Managing Partner of Linzor Capital Partners, LP. Mr. Purcell currently serves as a member of the
Board of Directors of Engenium Capital S.A. de C.V.
, Inconcert Holding S.L
and
Tierra Hotels.
He is also Chairman of the Board of Directors of
Eneña Chile and member of the Board of Directors of
Colegios
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

Marcela Bravo
became a Director on April 23, 2024. Since 2018, Ms. Bravo has served as the General Manager of Acción Empresas, an organization dedicated to developing business sustainability in Chile, with which Arauco is a partner alongside over 120 other companies. Prior to this role, Ms. Bravo was Manager of Corporate Affairs at ACHS, Manager of Communications and CSR at BCI, Manager of Communications at Aguas Andinas, Manager of Institutional Relations at Telefónica, and Commercial Manager at VTR. Ms. Bravo holds a degree in commercial engineering from the University of Chile, and is a graduate of the Advanced Management Program (AMP) from ESE Business School, the Board of Woman (BOW), and the program for Directors of ESE Business School.

Below
you
may
find
a
brief
biographical
description
of
Alberto
Etchegaray,
who
resigned
to
his
position
as
a
member
of
our
Board
of
Directors
as
of
March
31,
2024 and
Manuel Bezanilla
, who served as chairman of the Board of Directors until April 23, 2024.

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
Board
of
Directors
from
May
4,
2007
to
April
23,
2013.
He
is
also
a
partner
of
the
law
firm
Portaluppi,
Guzmán
y
Bezanilla.
He
serves
as
Chairman
of
the
board
of Inversiones Arauco Internacional Limitada and serves as a member of the Boards of Directors of Pesquera Iquique-Guanaye S.A., AntarChile S.A.,
Inversiones
Siemel
S.A.
and
Inversiones
Angelini
y
Compañía
Limitada
(“Inversiones
Angelini”).
Mr.
Bezanilla
holds
a
law
degree
from
the
Catholic
University
of
Chile

Executive
Officers

Our executive officers are appointed by our Board of Directors and hold office at its discretion. Our principal executive officers and the directors as of December 31,
2024, of each area or department are listed below.

Name	Years with Arauco	Position	Age
Cristián Infante	27	Chief Executive Officer	57
Gianfranco Truffello	29	Chief Financial Officer	56
Iván Chamorro	22	Senior Vice-President of Forestry & Woodpulp Business	51
Charles Kimber	37	Senior Vice-President of Human Resources & Sustainability	63
Pablo Franzini	19	Senior Vice-President of Wood Business	50
Gonzalo Zegers	15	Senior Vice-President of International & Business Development	64
Felipe Guzmán	15	General Counsel	55

Included
below
are
brief
biographical
descriptions
of
each
of
our
executive
officers
and
the
directors
of
each
area
or
department
as
of
March
31,
2024.

Cristián
Infante
has been the Chief
Executive
Officer
of
Arauco since April 23, 2024.
He
joined
Arauco
in
1996
as
a
wood
pulp
sales
representative,
and
in
1998
was
appointed
sales
manager
for
industrial
lumber
and
remanufactured
products
of
Forestal
Arauco.
He
then
moved
to
Centromaderas
S.A.,
where he worked until 2001. Mr. Infante later served as the Corporate Management & Development and Atlantic Region Managing Director. In July 2011, he was appointed as President and Chief Operating Officer of Arauco. Mr. Infante holds a degree in civil engineering from the Catholic University of Chile.

Gianfranco
Truffello
has been
the
Chief
Financial
Officer
of
Arauco
since
2018.
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

Compensation

For 2024, the aggregate compensation of all our directors, executive officers and senior managers paid or accrued in that year for services in all capacities, including salaries and compensation for their service to those executive officers who serve as directors, was approximately U.S.$
88.2
million. We do not maintain any pension or retirement
programs, or incentive compensation plans for our directors. Compensation for our executive officers, is comprised of a fixed monthly salary and a performance bonus paid on a yearly basis subject to our financial performance, the fulfillment of objectives and individual performance. We also do not maintain any plans providing for benefits upon termination
of
employment.
The
following
table
sets
out
the
compensation
of
our
directors
for
their
services
in
2024,
as
disclosed
in
our
annual
report
submitted
every
year
with
the
Comisión para el Mercado Financiero
in Chile (the “Commission for the Financial Market”).

Name	2024
Matías Domeyko	U.S.$	466,709
Roberto Angelini		321,731
Jorge Andueza		360,321
Eduardo Navarro		119,159
Timothy C. Purcell		119,159
Franco Mellafe		176,356
Juan Ignacio Langlois		119,159
Jorge Bunster		119,159
Marcela Bravo		80,397
Total Compensation		1,882,152

Board
Practices

In
2013,
we
created
an
Audit
Committee,
which
was
composed
of
two
directors,
Jorge
Andueza
and
Timothy
C.
Purcell,
as
well
as
the
Chief
Executive
Officer
of
Arauco, the Chief Operating Officer of Arauco, the Senior Vice-President Comptroller of Arauco and the General Counsel of Arauco. Our securities are not listed on any U.S.
national
securities
exchange
and,
therefore,
we
are
not
subject
to
the
rules
relating
to
audit
committees
imposed
by
the
Sarbanes-Oxley
Act
of
2002,
as
amended.
In
November
2015
our
Board
of
Directors
agreed
to
reinforce
the
role
of
the
Audit
Committee,
giving
it
new
powers
and
expanding
its
membership.
It is now composed of four directors: Matías Domeyko (Chairman of the Board of Directors), Jorge Andueza, Timothy C. Purcell, and Eduardo Navarro, along with Arauco's Chief Executive Officer and Mr. Robinson Tajmuch (former Comptroller of Arauco). Additionally, our General Counsel has been appointed as the Committee's Secretary
. Beginning in the fourth quarter of 2020, the Chief Financial Officer and the internal Audit Manager have participated of the committee’s sessions, to show topics regarding financial statement and internal audit issues respectively. Our General Counsel periodically reports to our Board of Directors about the functioning of the Audit Committee.

In
January
2021,
our
Board
of
Directors
reviewed
and
adjusted
some
of
the
tasks
of
the
Audit
Committee,
and established that
the
members
will
remain
for
a
3
-
year term.
At
the
end
of
such
term,
our
Board
of
Directors
will
designate
the
members
for
the
new
period,
which
could
be
totally
or
partially
the
same
as
the
previous
period.

In 2019, our Board of Directors created an Ethics and Compliance Committee. The members of such Ethics and Compliance Committee are Mr. Matías Domeyko (Chairman
of
the
Board
of
Directors),
Mr.
Jorge
Andueza
(second
Vice-Chairman
of
the
Board
of
Directors),
Ms. Marcela Bravo (member of the Board of Directors), Mr.
Cristián
Infante
(Chief
Executive
Officer) and
Mr.
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

Employees

The
following
table
provides
a
breakdown
of
our
employees
by
main
category
of
activity
as
of
the
end
of
each
year
in
the
three-year
period
ended
December
31,
2024.

	2024	2023	2022
Executives	402	391	386
Professionals and Technicians	7,071	6,990	5,279
Workers	11,455	11,255	13,378
Total	18,928	18,636	19,043

Approximately
49%
of our employees in Chile,
57%
of our employees in Argentina,
35%
of our employees in Uruguay,
60%
of our employees in Brazil,
43%
of our employees in Mexico and none of our employees in the United States or Canada were unionized as of December 31, 2024. We have negotiated collective bargaining agreements with unionized employees
.

We
believe
we
generally
have
satisfactory
relations
with
our
employees
in
Chile,
Argentina,
Brazil,
Uruguay,
Mexico,
the
United
States
and
Canada.

Chile

In 2024, there were 10 collective bargaining processes in Chile. Of these, 4 occurred in our wood products business, 3 in our pulp business and 3 in our forestry business. One of those collective bargaining processes, related to our Valdivia Mill, resulted in a strike that lasted for
39
days. All the above-mentioned processes concluded with a 3-year agreement, which included semi-annual CPI adjustments, a negotiation termination bonus, and loans with more favorable conditions to our employees.

Between
March
and
May
2022,
we
had
stoppages
in
our
lumber
production
processes
for
a
total
of
7
days
in
the
Horcones
facility,
as
the
result
of
the
access
being
blocked by contractor workers.

In
August
2023,
due
to
a
series
of
adverse
circumstances
that
had
affected
the
operation
of
our
Licancel
pulp
mill
in
Chile,
we
suspended
the
pulp
production at this mill indefinitely. The reasons for this measure included extreme weather variability, recurring river floods, periods of severe drought leading to repeated shutdowns, and high-impact forest fires that significantly reduced the availability of wood on an industrial scale, all compounded by the years of operation of the main equipment.

In
July
2023,
we indefinitely
suspended
operations of our Horcones
II
Sawmill
in
Chile
due
to
supply
issues,
rising
costs
and
decreased
availability
of
raw
materials
(all
of
which affected the entire timber business in Chile). The mill was closed at the end of 2023.

In April 2024, we indefinitely suspendeded production of our El Colorado Sawmill in Chile due to operational issues, including supply chain disruptions, rising extra costs, and decreased availability of raw materials, all of which have compromised the plant’s competitiveness. The mill was closed in the second quarter of 2024.

We renewed all the collective bargaining instruments that expired during 2024 in Chile. We cannot assure that a work slowdown, work stoppage or strike will not occur before
or
after
the
expiration
of
our
labor
agreements,
and
we
cannot
estimate
the
degree
to
which
any
work
slowdown,
work
stoppage
or
strike
may
adversely
affect
our
sales.

In addition, we depend to a significant extent on employees of contractors to which we outsource a wide range of services including management of certain of our plantations and transportation of raw materials and products.

In
Chile,
as
of
December
31,
2024,
we
had
contracts
with
681
contractors,
who
employed
20,504
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

In
the
United
States
and
Canada,
as
of
December
31,
2024,
we
collaborated with vendors that engaged with 8 external temporary staffing companies that supplied approximately 10 temporary employees
.

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

In Brazil, as of December 31, 2024, we had contracts with 760 contractors, who in turn employed 7,842 employees.

Approximately 60% of our employees in Brazil were unionized as of December 31, 2024. We negotiate collective agreements for one and two years.  In accordance with Brazilian law, 100% of our employees are represented by the unions (including those who are not unionized).

Argentina

Our
Argentine
operations
have
not
experienced
any
material
work
stoppages
in
the
last
five
years.

Approximately 57
%
of our employees in Argentina were unionized as of December 31, 2024. We have negotiated collective bargaining agreements with unionized employees
.

In Argentina, as of December 31, 2024, we had contracts with 494 contractors, who employed 6,722 employees.

Mexico

Since 2019, we experienced no strikes or other material work stoppages affecting our Mexican operations. We have collective bargaining agreements with the unions representing the employees of our Durango and Zitácuaro mills, corresponding to our Mexican subsidiaries.

Union negotiations have
 been
held and
will be held with the unions of our Durango and Zitácuaro mills with effective dates of January 1, 2024 and May 1, 2024 respectively.

In Mexico, as of December 31, 2024, we had contracts with 47 contractors, who employed 1,226 employees.

Uruguay

During 2023 and 2024, our Uruguayan operations did not experience any material work stoppages. The Montes del Plata joint operation has a collective labor agreement with the pulp mill union employees (which was valid through 2024), as well as with the nursery union employees (which is valid through 2025
).

In Uruguay, as of December 31, 2024, we had contracts with 166 contractors, who employed 3,386 employees.

As a result of the foregoing, we may be affected by future strikes, work slowdowns, stoppages or other labor-related developments in the various countries in which we operate, including such developments attributable to employees of contractors performing outsourced services, and such strikes, slowdowns, stoppages or other developments could have a material adverse effect on our business, financial condition, results of operations or prospects. See “
Item 3. Key
Information—Risk
Factors—Risks Relating to the Company—Labor
action,
contractual
and
other
disputes
could
adversely
affect
our
operations.”

Share
Ownership

Our First Vice-Chairman, Roberto Angelini Rossi, directly and indirectly owns approximately 36.0% of Inversiones Angelini, which is the principal shareholder of AntarChile. He directly owns approximately 0.2% of AntarChile. Through his direct and indirect interests in Inversiones Angelini, AntarChile and Empresas Copec, Mr. Angelini beneficially owns approximately 14.2% of our shares. Our Director Franco Mellafe Angelini owns indirectly approximately a 4.9% of Inversiones Angelini. He also directly owns 0.059% of AntarChile, and approximately 0.00006% of Empresas Copec. Through his direct and indirect interests in Inversiones Angelini, AntarChile and Empresas Copec, Mr. Mellafe beneficially owns approximately 2.025% of our shares.

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

	Number of Shares Owned	Percentage Ownership
Empresas Copec	125,042,019	99.99
Directors and executive officers of our Company, as a group	-	-

Through
its
ownership
of
our
Common
Stock,
Empresas
Copec
currently
has
voting
control
over
us.

Empresas Copec is a Chilean public company listed on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange. It is a holding company, the principal interests of which are in Arauco, gasoline distribution, electricity, gas distribution, fishing and mining. Before October 1, 2003, Empresas Copec’s legal name was Compañía de Petróleos de Chile S.A. As of that date, Compañía de Petróleos de Chile S.A. transferred all its gasoline and fuel-related business assets to COPEC, and changed its legal name to Empresas Copec S.A. As of December 31, 2024, AntarChile owned 60.8% of Empresas Copec.

Through its ownership in Empresas Copec, AntarChile beneficially owned approximately 60.8% of our shares as of December 31, 2024. As of the date of this annual report, AntarChile beneficially owned approximately 60.8% of our shares. Inversiones Angelini in turn owns approximately 63.61% of AntarChile’s shares, and certain other related investors own approximately an additional 10.86% of AntarChile. Inversiones Angelini and such other investors are defined herein as the “Angelini Group.”

The principal equity owners of interest in Inversiones Angelini are Mr. Roberto Angelini Rossi directly and indirectly with approximately 36.0% and Mrs. Patricia Angelini Rossi directly and indirectly with approximately 29.0%.

As of December 31, 2024, and as of the date of this annual report, the Angelini Group controlled Arauco through the ownership structure described above.

RELATED
PARTY
TRANSACTIONS

We
engage
in
a
variety
of
transactions
in
the
ordinary
course
of
business
with
related
parties.
Related
parties
include,
among
others,
our directors,
officers
and
affiliates.
The
norms
for
transactions
with
related
parties
by
and
among
public
corporations
and
their
subsidiaries
are
mainly
regulated
by
Title
XVI
of
law 18,046
sobre Sociedades Anónimas
(
the “Chilean
Companies Act”,
or
“
Title
XVI”),
and
articles
44
and
89
of
the
Chilean
Companies
Act.
Title
XVI
requires
that
our
transactions
with
related
parties
must be in
our
interest and must also be on market terms or on terms similar to those prevailing in the market. In addition, Title XVI provides that related party transactions must be approved by an informed
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
set
forth
in
the
previous
paragraph:
(i)
transactions
which
do
not
involve
material
amounts;
(ii)
transactions
with
affiliates
in
which
we
control
95%
or
more
of
the
equity; and (iii) transactions that are considered by our Board to be performed in the ordinary course of our business in accordance with our general policy of customary dealings which was approved by our Board on August 27, 2024 and is available to shareholders at our main office and is published on our website, at www.arauco.cl or www.arauco.com.

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
equity shares of the other company or are also directors or officers of such other company;

•	persons who have been in the last 18 months prior to the transaction, directors or officers of the corporation; and

•	“related persons” of the corporation, as defined in article 100 of the Chilean Law 18,045, or Chilean Securities Markets Law.

Article 100 of the Chilean Securities Markets Law establishes that the following are “related persons” to a company: (i) entities of the grupo empresarial
(corporate
group) to which such company belongs; (ii) entities that are either parent company, subsidiary, owners of at least 10% of the equity of a company or other companies in which the company owns at least 10%; (iii) directors or officers of the company (or their respective spouses and certain other relatives); (iv) any person who, individually or with other persons under a voting agreement can designate at least one member of the management of the company or control at least 10% of the capital of such company; and (v) any other person who is indicated as such by the Commission for the Financial Market, in accordance with certain parameters established by the above-mentioned Article 100.

Our
main
transactions
with
affiliates
include
the
following:

•	We purchase goods and services that may also be provided by other suppliers. Among the most significant are our fuel purchases from COPEC, a subsidiary of Empresas Copec, our majority shareholder;

•	We hire port services from Compañía Puerto de Coronel S.A , in which we hold an indirect 50% stake .;

•	We purchase chlorate sodium from EKA Chile, which is 50% controlled by Arauco, and we provide EKA Chile with electricity; and

•	We obtain legal services from Portaluppi, Guzmán y Bezanilla, a law firm of which two brothers of our General Counsel, Felipe Guzman , are partners.

Financial
information
concerning
transactions
with
affiliates
is
included
in
Note
13
to
our
audited
consolidated
financial
statements.

Item
8.
Financial
Information

See
“Item
18.
—Financial
Statements.”

EXPORT
SALES

Export sales (i.e., sales in a different country from the one in which the goods are produced) constituted 65.1
%
of our revenues for the year ended December 31, 2024. Our total export revenues for 2024 were U.S
.$
4,260.1 million. Our principal overseas markets are North America, Asia and Europe. See “Item 4. Information on our Company
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
(approximately
U.S.$6.5
million
as
of
December
2018).
We
appealed
this
decision
on
April
5,
2018
before
the
Third
Environmental
Court.
A
decision
by
the
Third
Environmental Court was issued in February 2020. This decision partially accepted our appeal, only in connection with the inadequate classification of one of the charges, ordering the Superintendence to make a new classification. The decision also mentioned that the Superintendence had not proved that the death of the fish in the Cruces River in January
2014
was
caused
by
the
operations
of
the
Valdivia
mill.
This
ruling
was
appealed
by
both
the
Superintendence
and
by us
before
the
Supreme
Court.
In
December
2022,
the Supreme Court upheld the Third Environmental Court decision, confirming most of the fines though stating that the death of fish in the Cruces River in January 2014 was not caused
by
the
operations
of
the
Valdivia
mill, ruling that the
Superintendence
shall
make
a
new
classification
in
connection
therewith.
In
January
2023,
we
paid
the
corresponding
fines
for
approximately
5,360.2
UTA
(approximately
U.S.$4.9
million
as
of
January
2023)
In October 2024, the Superintendence of the Environment conducted a new classification of the pending charge, reducing the original fine by 70% (from 2,417 UTA to 705 UTA). However, the infraction was still classified as “serious” (
infracción grave
), with the Superintendence arguing that there was a continued breach of a key measure for managing spill risks. Shortly thereafter, we filed an appeal, requesting a more thorough consideration of the circumstances outlined by the regulations, particularly regarding the assesment of the "danger caused" and seeking a substantial reduction of the revised penalty. As of the date of this report, the Superintendence has yet to issue its final resolution.

Tax
Litigation
in
Brazil

The Federal Reserve of Brazil contested the amortization of goodwill resulting from our acquisitions of Placas do Paraná S.A, Tafibrás, Tafisa Brasil (now, Arauco do Brasil
S.A.) and Dynea Brasil S.A.

On July 20, 2015, Arauco do Brasil was notified of the first-level administrative ruling which partially upheld the infringement. Against this ruling, a Voluntary Appeal was
filed
seeking
to
revoke
the
Infringement
Notice
before
the
Brazilian
Administrative
Tax
Council
(Conselho
Administrativo
de
Recursos
Fiscais
de
Brasil)
(the
“CARF”),
which
is the second administrative level. The CARF’s decision was issued on May 16, 2017 and took into consideration certain arguments presented by the Company regarding the premium but preserving other charges. On September 27, 2018, Arauco do Brasil was notified of the CARF’s decision, for which Arauco do Brasil filed an appeal for declaration embargoes,
to
elicit
clarifications
from
the
CARF
regarding
certain
points
of
the
decision.
On
January
25,
2019,
the
CARF
ruled
that
there
were
no
clarifications
or
omissions
to
be made and, consequently, granted a term for filing the last remedy within the administrative realm (“Special Remedy”). This Special Remedy was submitted before the Upper
Chamber of Fiscal Remedies of the CARF (Cámara Superior de Recursos Fiscais) (the “CSRF”) on February 11, 2019, reiterating our defense allegations regarding the matters and charges that remained in such process.

On August 28, 2020, we learned of an intermediate decision in Grievance of Instrument, issued by the CARF that divided the claim into two parts, one at the administrative level and the other one at the judicial level:

I – The administrative level allocated deductibility of interests and an isolated fine of 50% with an estimated amount, as of March 31, 2024, of R$34.5 million (equivalent to approximately U.S.$5.6 million using the exchange rate of December 31, 2024). Pursuant to these requirements on March 27, 2023, Arauco do Brasil adhered to the government program of reduction of fiscal litigation which permits a reduction of the 65% of the entire amount of the debt through the payment of the 35% of the debt in two ways: (a) payment in cash of the 30%, totaling R$3.7 million (equivalent to approximately U.S.$0.6 million using the exchange rate of December 31, 2024) and (b) payment of
the remaining 70% through offsetting with tax losses, totaling R$8.6 million (equivalent to approximately U.S.$1.4 million using the exchange rate of December 31, 2024). Later, Arauco do Brasil completed the abovementioned payment in cash and of fiscal losses. The Brazilian IRS will have to confirm Arauco do Brasil’s adherence to the program, for the closure of the administrative level of the claim.

II – The judicial level related to contractual expenses deducted in the purchase of Tafisa Brasil (point 3.5 of the claim); interest and legal expenses on debts paid in the amnesty program (point 3.6); Imposto de Renda Pessoa Jurídica (the “IRPJ”) and less Contribuição Social sobre o Lucro Líquido (the “CSLL”) (points 3.7 and 3.8), with an estimated amount as of March 31, 2024 of R$
42.2
million (equivalent to approximately U.S.$6.8 million using the exchange rate of December 31, 2024). In response, Arauco do Brasil filed a nullity claim of tax debt with the CARF.

On
March
9,
2023,
the
Federal
Court
of
the
Paraná
State
accepted
the
nullity
claim
with
respect
to
the
points
3.5,
3.7
and
3.8
above,
which
nullified
and
voided
part
of
the alleged
debt
in
the
amount
of
R$26.6
million
(
equivalent to approximately U.S.$4.3 million using the exchange rate of December 31, 2024
). However,
the
court
rejected
the
nullity
claim
regarding
point
3.6,
with
an
estimated
amount
of
R$15.6 million (
equivalent to approximately U.S.$2.5 million using the exchange rate of December 31, 2024
).

On
May
29,
2023,
the
Federal
Reserve
filed
an
appeal
seeking
the
reversal
of
the
part
of the judgement which
was
favorable
to
Arauco
and,
on
June
26,
2023,
Arauco
also
filed
an
appeal
seeking
to uphold
the
validity
of
the
judgment
in
the
part
that
was
favorable
to
it
and
to
reverse
the part of the
judgement
that
was
unfavorable
(point
3.6).
On July 18, 2023, the case was sent to the court for trial in the second instance, and in the trial which took place on November 11, 2024, our appeal was denied, and the Federal Reserve’s appeal was granted. The second-instance court reinstated the full amount in dispute from the nullity claim, which was set at R$46.2 million (
equivalent to approximately U.S.$7.5 million using the exchange rate of December 31, 2024
). The deadline for filing an appeal against this decision remains open.

We believe that our position is based on solid legal grounds, but no assurance can be given that we will prevail in this claim. As of December 31, 2024, we had not made any provision in connection with this contingency. We are currently evaluating starting a gradual provision for 2025.

Tax
Litigation
in
Mexico

On
December
12,
2022,
the
Tax
Administration
Service
in Mexico issued
tax
credit
assessment
resolution
number
900-04-04-00-00-00-2022-978
corresponding
to
the
2014
tax
year. Under such assessment, objections against the following items were filed: (i) the deduction of interest in the historical amount of MXN $85,172,274 (U.S.$4.1 million as of
December
31,
2024),
from
loans
granted
by
Masisa
S.A.
(Chile);
(ii)
the
tax
loss
in
the
total
amount
of
MXN$275,986,671
(U.S.$13.4
million
as
of
December
31,
2024);
(iii)
the deduction of payments made to Masisa S.A. for logistics services in the total amount of MXN$3,058,221 (U.S.$0.1 million as of December 31, 2024); (iv) the alleged generation
of
non-distributed
dividends
related
to
the
payments
indicated
in
items
(i)
and
(iii)
above;
(v)
the
rejection
of
contributions
to
the
Single
Contribution
Account
in
amounts expressed in Mexican pesos of  MXN$342,372,000 (U.S.$16.7 million as of December 31, 2024), MXN$66,250,020 (U.S.$3.2 million as of December 31, 2024), MXN$46,389,980
(U.S.$2.3
million
as
of
December
31,
2024)
and
MXN$11,457,000
(U.S.$0.5
million
as
of
December
31,
2024),
respectively;
and
(vi)
an
alleged
incorrect
application
of
the
double
taxation
avoidance
treaty
between
Mexico
and
Chile
in
connection
with
payments
described
in
(i)
and
(iii)
above.
The
total
amount
of
omitted
tax,
updates, surcharges, and fines assessed to us amounts to MXN$445,712,085 (U.S.$21.7 million as of December 31, 2024).

On February 13, 2023, a motion to dismiss was filed against the above assessment, before the General Legal Administration of the Tax Administration Service. We submitted evidence, and is the case is now pending a ruling from the tax authorities. If the ruling is unfavorable, the Company may challenge it before the Federal Court of Administrative Justice.

We believe that our position is based on solid legal grounds, but no assurance can be given that we will prevail in this claim. As of December 31, 2024, we had not made any provision in connection with this contingency.

Service
Provider
Lawsuit
in
Brazil

In 2013, a service provider instituted a civil lawsuit against us seeking compensation for damages allegedly caused by Arauco do Brasil’s unilateral termination of its contract in connection with the implementation of the MDF 2 line of the Jaguariaiva mill. On November 1, 2021, the Civil Court of Curitiba issued its ruling, ordering Arauco do
Brasil to pay to the service provider an amount of R$84 million (approximately U.S.$13.6 million as of December 31, 2024) in consideration of the alleged damages borne by the service provider during the course of the services contracts and as a result of its early termination by Arauco do Brasil. Arauco do Brasil appealed to the Court of Justice of the
Paraná State and, on April 6, 2023, the Court accepted Arauco do Brasil’s appeal regarding procedural irregularities and declared the previous decision null and void.

Such declaration also affects the expert evidence (
prueba pericial
), which will need to be redone. As a result of this, the accounting provision of R$42.9 million (equivalent to U.S.$8.5 million at the reversal date ) was wholly reversed. In May 2023, the service provider filed a motion requesting a clarification of the decision, which was rejected.

In November
2023, the service provider filed another appeal with the Superior Tribunal of Justice, attempting to have the case admitted for review. This appeal was not accepted.

Subsequently, in May 2024, the service provider filed a new appeal seeking to have its original appeal reviewed by the Superior Court of Justice. As of the date of this annual report, this new appeal remains pending.

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
(US$281.2
million
as
of
December
31,
2023),
plus
adjustments
to
account
for
inflation.
ICSK
indicated
in
its
lawsuit
that
Ch
$60,657
million
(US$69.2
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
2024.

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
Act.

On January 31, 2020, our Board of Directors, in reliance on the above-mentioned amendment of our bylaws, proposed that we do not distribute dividends with respect to fiscal
year
2019,
in
order
to
enhance
our
ability
to
address
our
upcoming
financial
requirements,
especially
those
related
to
the
MAPA
Project.
On
April
21,
2020,
our
shareholders voted to approve at the Board’s proposal not to distribute dividends with respect to the results of year 2019.

On September 28, 2021, our Board of Directors agreed to update our dividend policy, establishing a dividend distribution for fiscal year 2021 of an amount equivalent to
40% of the distributable net income for such year, excluding from the calculation of such net income any extraordinary profits obtained by us from the sale of real estate to Vista
Hermosa Inversiones Forestales SpA, a transaction that was informed to the Commission for the Financial Market through a Material Fact (
Hecho Esencial
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
definitivo
),
to
be
exceptionally
distributed
to
our
shareholders
in
an
amount
equivalent
to
50%
of
the
distributable
net
profit
for
the
year
2022,
as
follows:

•	Dividend of U.S.$2.3210073314 per share, unique series, for an aggregate amount of approximately U.S.$279.6 million, payable starting on May 10, 2023.

This
dividend
corresponds
to
the
50%
of
the
distributable
net
income
of
fiscal
year
2022,
once
deducted
the
interim
dividend
paid
to
the
shareholders
starting
on
December 14, 2023.

On September 24, 2024, our Board of Directors approved a modification to our dividend policy, which is as follows:

•	For the fiscal years 2024, 2025, and 2026, we will distribute annually an amount equivalent to 30% of our distributable net profit for each fiscal year.
•	For subsequent fiscal years, the distribution will increase to 40% of our distributable net profit.
•	Additionally, our Board of Directors reserved its right to approve interim dividends if a positive year-end result is anticipated and cash availability permits.

On December 10, 2024, an interim dividend of U.S.$94.4 million was paid with a charge to the retained earnings from the profits of the year 2024, which represented 15% of the distributable net profit at the end of September 2024.

The
following
table
details
the
dividends
paid
by
us
to
our
shareholders
for
the
previous
five
years:

Years	Aggregate Amount of Dividends (U.S.$)	Distribution Dates
2020	-	N/A
2021 (1)	663,132,403	October 25, 2021 – November 5, 2021 – May 10, 2022
2022	463,593,359	December 14, 2022 – May 10. 2023
2023 (2)	-	-
2024	94,397,714	December 10, 2024

(1)	For 2021, the U.S.$663,132,403 million include U.S.$200 million paid as an extraordinary dividend ( dividendo eventual ) charged to the retained earnings fund ( fondo de utilidades acumuladas ).
(2)
For
the
fiscal
year
ending
December
31,
2023,
being
that
no
net
profit
was
obtained,
our
Board
of
Directors
proposed
to
the
shareholders
meeting held
on
April 23, 2024 not to distribute dividends for 2023. Such proposal was reviewed and approved by the shareholders meeting.

Although our Board of Directors has no current plans to make further changes in our dividend policy, our dividend policy has been changed in the past, and no assurance can be given that it will not be changed again in the future, due to changes in Chilean law, capital requirements, operating results or other factors.

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
BY-
LAWS

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

•
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

Changes
to
Shareholders’
Rights

To change the rights of holders of our shares or create a new series of our shares, we must amend our by-laws. Any reduction of the rights of our shares requires a two-
thirds
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
shareholders’
meeting.
Our
by-laws
require
the
meeting
notice
to
disclose
any
matters
to
be
discussed
at
a
special
shareholders’
meeting.
According
to
the
by-laws
and
the
Chilean Companies Act, the following matters must be considered at special shareholders’ meetings:

•	dissolution;

•	transformation, merger or division and the amendment of our by- laws;

•	the issue of bonds or debentures convertible into shares;

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

On October 28, 2019, our shareholders approved at an extraordinary shareholders’ meeting an amendment to article 36 of our bylaws, in order to establish that the
Ordinary Shareholders’ Meeting will determine on an annual basis, the dividend distribution amount for the respective period, without being subject to the 30% distributable minimum indicated in the Chilean Companies Act. See “Item 8. Financial information-Dividend Policy” for more information.

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
foreign
currency
only
in
cases
explicitly
authorized
by
the
Central
Bank.
Law
No.
18,840,
the
Ley
Orgánica
Constitucional
del
Banco
Central
de
Chile
(“Organic
Law
of
the
Central Bank of Chile” or the “Central Bank Act”), enacted in 1989, liberalized the rules that govern the ability to buy and sell foreign currency.

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
(Compendium of Foreign Exchange Regulations, or the Compendium) would be applied.

The main objective of this change was to facilitate capital movements from and into Chile and to encourage foreign investment.

The following specific restrictions were eliminated:

•	a reserve requirement with the Central Bank for a period of one year;

•	the requirement for prior approval by the Central Bank for certain operations, such as repatriation of investments and payments to foreign creditors;

•	the mandatory return of foreign currencies to Chile; and

•	the mandatory conversion of foreign currencies into Chilean pesos.

o	Under the amended regulations, only the following limitations are applicable to these operations:

•	the Central Bank must be provided with information related to certain operations, such as foreign investments and foreign credits; and

•	certain operations, such as money transfers to and from Chile related to foreign investments and foreign credits, must be conducted within the Formal Exchange Market.

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
period
of
twelve
months;
(b)
an
individual
is
domiciled
in Chile if such individual resides in Chile with the intention of remaining in Chile (the intention will be determined according to the circumstances); or

•	in the case of a legal entity, a legal entity that is not organized under the laws of Chile, unless our securities are held by a branch or a permanent establishment of such entity in Chile.

Under Chilean income tax law, payments of interest made from Chile in respect to our securities to a foreign holder will generally be subject to a Chilean interest withholding tax currently assessed at a rate of 4.0% (the “Chilean Interest Withholding Tax”), only to the extent the requirements for applying such rate are complied with. The Company is required by Chilean income tax law to withhold, declare and pay the Chilean Interest Withholding Tax.

Subject
to
specific
exceptions
and
limitations, we have agreed
to
pay
additional amounts
to
the
foreign
holders
of
our
notes
in
respect
of
the
Chilean
Interest
Withholding
Tax. This ensures that the
interest
received by
the
foreign
holder,
net
of
Chilean
Interest
Withholding
Tax, is equal to the amount they would have received had no withholding tax been applied.
If
we
pay
additional
amounts
in
respect
of
the
Chilean
Interest Withholding Tax, any tax refunds in respect of these amounts will be for our benefit. In the event that certain changes in Chilean tax laws require us to pay additional amounts in respect of the Chilean Interest Withholding Tax at a rate in excess of 4.0%, we have the right to redeem our securities.

Under existing Chilean laws and regulations, a foreign holder will not be subject to any Chilean taxes in respect of payments of principal made by the Company with respect to our securities.

The Chilean Income Tax Law provides that a foreign holder is subject to income tax on its Chilean-source income. Chilean-source income includes earnings from activities conducted in Chile, as well as from the sale, disposition or other transactions involving assets or goods located in Chile. According to Article 11 of such law, securities whether private or public will only be considered Chilean-source if they are issued in Chile by taxpayers domiciled or residing in the country. Since our securities
are
not
issued
in
Chile,
any
capital
gains
realized
by
a
foreign
holder
frome the sale or disposition of these securities will
generally
not
be
subject
to Chilean income tax. However, any premium paid by the Company on the redemption or purchase of these securities may be treated as interest, and therefore subject to Chilean Interest Withholding Tax, as outlined above. In such cases, foreign holders may be entitled to additional amounts.

Any payment made by the Company (other than interest or principal on the securities, or as otherwise specifically exempted by Chilean law) may be subject to withholding tax of up to 35%. However, lower withholding tax rates may apply under the Treaty, as defined above. The Treaty provides a broad definition of interest, which includes premiums attached to securities. Additionally, value-added tax (VAT) may apply to fees and commissions paid to non-domiciled or non-resident entities in connection with the issuance, purchase, ownership, or disposition of the securities.

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
credit
against
such
United
States
Holder’s
U.S.
federal
income
tax
liability.
These
generally
applicable
limitations
and
conditions
include
requirements
adopted
by
the
Internal
Revenue
Service
(“IRS”)
in
regulations
promulgated
in
December
2021,
and
any
Chilean
tax
will
need
to
satisfy
these
requirements
in
order
to
be
eligible
to
be
a
creditable
tax
for
a
United
States
Holder.
In
the
case
of
a
United
States
Holder
that
either
(i)
is
eligible
for,
and
properly
elects,
the
benefits
of
the
Treaty,
or
(ii)
consistently
elects
to
apply
a
modified
version
of
these
rules
under
temporary
guidance
and
complies
with
specific
requirements
set
forth
in
such
guidance,
the
Chilean
tax
on
interest generally will be treated as meeting these requirements and therefore as a creditable tax. In the case of all other United States Holders, the application of these requirements to the Chilean tax on interest is uncertain and we have not determined whether these requirements have been met. If the Chilean tax is not a creditable tax for the
United
States
Holder
or
the
United
States
Holder
does
not
elect
to
claim
a
foreign
tax
credit
for
any
foreign
income
taxes
paid
or
accrued
in
the
same
taxable
year,
the
United
States Holder may be able to deduct the Chilean tax in computing such United States Holder’s taxable income for U.S. federal income tax purposes. Interest and Additional
Amounts will constitute income from sources without the United States and, for United States Holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities
and
may
not
be
allowed
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

Specified
Foreign
Financial
Assets

Individual
United
States
Holders
that
own
“specified
foreign
financial
assets”
with
an
aggregate
value
in
excess
of
U.S.$50,000
on
the
last
day
of
the
taxable
year
or
U.S.$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include
our
securities)
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

We
are
exposed
to
market
risk
from
changes
in
interest
rates,
currency
exchange
rates
and
prices
of
commodities.
Our
Board
of
Directors
approves
our
policies
that
address
these
risks.
From
time
to
time,
we
assess
our
exposure
and
monitor
opportunities
to
manage
these
risks,
including
entering
into
derivative
contracts.
For
information
on
the currency, interest rate swaps and commodity derivatives into which we entered with respect to a portion of our borrowings, see “Item 5. Operating and Financial Review and
Prospects—Hedging” and Note 23 to our audited consolidated financial statements. In the normal course of business, we also face risks that are either non-financial or non-
quantifiable. Such risks principally include country risk, credit risk and legal risk and are not represented in the tables below.

Interest Rate
Risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. As of December 31, 2024, we had outstanding U.S
.$
6.6 billion of indebtedness, including accrued interest and discounts and costs of issuance, of which 89.6
%
bore interest at fixed interest rates and 10.4
%
bore interest at floating rates of interest. The fixed and floating rates and the aforementioned percentages do not reflect the effect of swap agreements. 55.5
%
of our indebtedness was denominated in U.S. dollars as of that date. The interest rate on our variable rate debt is determined principally by reference to SOFR.
The
following
table
summarizes
our
debt
obligations,
as
of
December
31,
2024.
These
obligations
are
sensitive
to
changes
in
interest
rates.
The
table
presents
the
aggregate
principal
amount
of
each
category
of
indebtedness
maturing
in
each
year,
at
the
weighted
average
interest
rate
for
each
category
of
indebtedness.
Average
interest
rates
for liabilities are calculated based on the prevailing interest rate for each loan as of December 31, 2024.

	Average Interest Rate	2025	2026	2027	2028	2029	Thereafter	Total Debt	Fair Value
	(U.S.$ in millions)
Interest
Bearing Debt
Fixed Rate
(U.S.$-denominated)	4.69%	188.2	13.8	508.5	10.9	504.5	1,946.5	3,172.4	2,912.3
(UF/CLP$-denominated)	3.14%	80.0	259.0	55.1	177.7	54.5	1,280.5	1,906.7	1,492.1
(R$-denominated)	0.18%	13.5	20.1	16.3	16.9	17.6	420.0	504.4	504.4
(CAD-denominated)	0.00%	1.0	0.0	-	-	-	-	1.0	1.0
(MXN-denominated)	6.93%	0.6	0.3	0.2	0.0	0.0	-	1.1	1.1
(EUR-denominated)	1.13%	68.1	61.6	64.7	64.7	64.7	-	323.8	336.5
Floating Rate
(U.S.$-denominated) SOFR+	1.66%	4.1	272.7	209.2	-	-	-	486.0	533.1
(R$-denominated) CDI +	1.44%	36.5	90.3	29.8	24.4	20.3	-	201.3	201.3
Total		391.9	717.9	883.7	294.6	661.5	3,647.0	6,596.7	5,981.8

Foreign
Currency
Risk

Our
principal
exchange
rate
risk
involves
changes
in
the
value
of
the
Chilean
peso
and,
to
a
lesser
extent,
the
Brazilian
real,
the
Argentine
peso
and
the
Euro
relative
to
the U.S. dollar. We estimate that a majority of our consolidated costs and expenses are denominated in U.S. dollars. As of December 31, 2024:

•	77.4 % of our accounts receivable were denominated in U.S. dollars, 8.8 % in Chilean pesos and 13.9 % in other currencies.

•	62.4 % of our cash and short-term investments were denominated in U.S. dollars, 19.7 % in Chilean pesos, 11.0 % in Brazilian reais and 6.8 % in other currencies.

•	55.5 % of our debt was denominated in U.S. dollars before swaps; and

•	a significant portion of our consolidated total assets was denominated in U.S. dollars.

Most of our foreign currency-denominated revenues, receivables and indebtedness are denominated in U.S. dollars and the majority of our costs and expenses are denominated in U.S. dollars.
As
of
December
31,
2024,
we
were
party
to
cross
currency
swap
agreements
in
Chile
to
hedge
our
local
bonds
in
UF
and
to
hedge
a
bank
loan
in
EUR,
and
forward
agreements
to
swap
local
currencies
to
U.S.
dollars.
See
“Item
5.
Operating
and
Financial
Review
and
Prospects—Hedging”
and
Note
23
to
our
audited
consolidated
financial
statements included elsewhere in this annual report.
Accordingly,
variations
in
the
value
of
the
Chilean
peso relative to the U.S. dollar will not have a significant effect on the cost in U.S. dollars of our foreign debt service obligations.

Commodity
Risk

Prices for pulp, forestry and wood products can fluctuate significantly, and our revenues are highly sensitive to fluctuations in such prices. For a more detailed discussion
and
sensitivity
analysis
relating
to
the
risks
arising
from
changes
in
the
market
price
of
pulp,
which
is
our
primary
commodity
risk,
see
Note
23
to
our
audited
consolidated
financial statements included elsewhere in this annual report. As of December 31, 2024, we were party to derivative contracts to partially hedge our exposure to Fuel Oil N° 6 in Uruguay, which includes
commodity
swap
agreements.
See
“Item
5.
Operating
and
Financial
review
and
Prospects—Hedging”
and
Note
23
to
our
audited
consolidated
financial
statements included elsewhere in this annual report.

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
2024.
There
are
inherent
limitations
to
the
effectiveness
of
any
system
of
disclosure
controls
and
procedures,
including
the
possibility
of
human
error
and
the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving
their
control
objectives.
Based
upon
our
evaluation,
our
Chief
Executive
Officer
and
Chief
Financial
Officer
concluded
that
the
disclosure
controls
and procedures, as of December 31, 2024, were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the
SEC’s rules and forms and that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief
Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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
financial
statements
for
external
purposes
in
accordance
with
IFRS
Accounting
Standards.
Our
internal
control
over
financial
reporting
includes
those
policies
and
procedures
that
(i)
pertain
to
the
maintenance
of
records
that,
in
reasonable
detail,
accurately
and
fairly
reflect
the
transactions
and
dispositions
of
our
assets;
(ii)
provide
reasonable
assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because
of
its
inherent
limitations,
internal
control
over
financial
reporting
may
not
prevent
or
detect
misstatements.
Also,
projections
of
any
evaluation
of
effectiveness
to
future
periods
are
subject
to
the
risk
that
controls
may
become
inadequate
because
of
changes
in
conditions,
or
that
the
degree
of
compliance
with
the
policies
or
procedures
may
deteriorate.
Based
on
our
evaluation
under
the
framework
in
Internal
Control-Integrated
Framework
(2013)
,
our
management
concluded
that
our
internal
control
over
financial reporting was effective as of December 31, 2024.

(c)	Attestation Report of the registered public accounting firm . Not applicable.

(d)
Changes in internal controls over financial reporting.
There
has
been
no
change
in
our
internal
control
over
financial
reporting
during
2024
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

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

Our
independent
auditors
for
the
fiscal
year
ended
December
31,
2024
and
2023
were
PricewaterhouseCoopers
Consultores
Auditores
y
Compañía
Limitada
(“PwC”;
PCAOB
ID: 1364) located in Santiago, Chile.
The
following
table

sets
forth
the
fees
billed
to
us
by
our
independent
auditors
PwC,
during
the
fiscal
years
ended
December
31,
2024
and
2023.

	Year ended December 31,
	2024	2023
	(U.S.$ in thousands)
Audit fees	$2,673	$2,579
Audit-related fees	$-	-
Tax fees	$372	$642
Other fees	$-	-
Total fees	$3,045	$3,229

Audit
fees
in
the
above
table
are
the
aggregate
fees
billed
by
PwC
for
the
fiscal
years
ended
December
31,
2024
and
2023,
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

Tax fees in the above table are fees billed by PwC for the fiscal years ended December 31, 2024 and 2023, associated with tax compliance services in Chile, Brazil,
Argentina, Colombia, Uruguay, Peru, Netherland, The United States and Mexico; and tax consultation services in Chile.

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

Item
16H.
Mine
Safety
Disclosures

Not applicable.

Item
16I.
Disclosure
Regarding
Foreign
Jurisdictions
that
Prevent
Inspections

Not applicable.

Item 16J.
Insider
Trading
Policies

Arauco has established policies and procedures governing the purchase and sale of its securities by directors, officers, employees, and other individuals with access to material non-public information. These policies, outlined in the "Manual de Manejo de Información de Interés para el Mercado" (Information of Interest to the Market Management Manual), we initially adopted in 2010 and were last updated on January 23, 2024. The manual is designed to promote compliance with insider trading laws, including the Securities Exchange Act of 1934, as well as applicable stock exchange listing standards and local regulations, including those of the Commission for the Financial Market. The key policies and procedures are outlined below:

1.	Definitions and Scope:

•	Privileged Information: Refers to any non-public information that, if disclosed, could influence the price of the Company’s securities.

•	Essential Information: Information that a reasonable investor would deem important when making investment decisions.

•	Reserved Information: Essential information classified as reserved by the Board of Directors, which cannot be disclosed until authorized.

2.	Regulations and Obligations:

•	Disclosure of Information: Essential information is disclosed to the Commission for the Financial Market and the relevant stock exchanges in compliance with the established deadlines and conditions.

•
Blocking Periods: A blocking period of thirty days prior to the disclosure of the Company’s financial statements is established, during which individuals with access to privileged information are prohibited from trading the Company's securities.

3.	Safeguarding and Disclosure Mechanisms:

•
Confidential Information Safeguarding: The Company employs electronic systems with appropriate safeguards and backup procedures to protect confidential information from unauthorized access or disclosure.

•
Continuous Disclosure: Material information relevant to the market is disclosed simultaneously to both the specific group and the general market, through the Company’s website, ensuring transparency and compliance.

4.	Sanctions Application:

•
Investigation and Sanctions: Alleged violations of the insider trading policies are thoroughly investigated by the Board of Directors. Sanctions may include verbal or written reprimands, dismissal of the offender, and, if applicable, reporting to the Commission for the Financial Market  and other relevant regulatory bodies.

5.	Training and Dissemination:

•
Training Activities: The Chief
Executive
Officer
and the Senior Vice-President of Human Resources & Sustainability teams are responsible for implementing regular training programs to ensure that employees understand and comply with the insider trading policies outlined in the manual.

For further information on our insider trading policy, please refer to Exhibit 11.1 to this annual report.

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

We asses and manage our cybersecurity risks through our Information Technologies Committee, which is integrated by the Chief Executive Officer, the Chief Financial Officer, the Senior Vice Presidents of the Company and our Chief Information Officer. This Committee meets on a biannual basis.

The Chief Executive Officer presents to our Board of Directors, on a yearly basis, the work carried out on the identification, categorization, and mitigation procedures put in place in relation to the most relevant risks of the company, made by the Risk Committee, including cybersecurity risks. In this sense, risks related to cybersecurity have been categorized as “high relevance” for the Company. See “Item 3—Risk Factors” for more information on our cybersecurity-related risks. To further strengthen our cybersecurity posture, we regularly engage expert advisors for services such as process and vulnerability reviews, ethical hacking and security maturity assessments nased on best practices and international standards. Additionally, we maintain continuous services such as a 24x7 Security Operation Center (SOC), security platform management, digital surveillance, among other and ongoing efforts to foster a strong cybersecurity culture.

Our
cybersecurity
risk
management
processes
include
the
following:

•
Asset
Management:
We
maintain
a
continuous
process
that
includes
the
identification
and
inventory
of
hardware
and
software
assets.
This
process
includes
useful
life management and obsolescence analysis.

•
Access
Management:
We
maintain
a
continuous
process
that
includes,
user
identification,
registration
and
authentication,
assignment
of
permissions
and
roles,
password policies, conditional access and two-factor authentication, as well as control over remote access, approval policies and session recording, as appropriate.

•	Vulnerability Scanning & Patching: We maintain an ongoing process of vulnerability scanning and updates and a monthly patching process.

•
Monitoring of security alerts/events in administrative and industrial networks: Our cybersecurity systems such as Endpoint Detection and Response (“EDR”), Next
Generation Firewall (“NGFW”) and others, are monitored by a continuously operating Security Operation Center ("SOC”), where events from our main platforms are correlated. The alerts are managed by our response team.

•	Awareness: We maintain a user awareness process, with phishing campaigns, mailings, webinars and e- learning.

•	Change of management: We have a change of management process validating the different initiatives and ensuring operational continuity.

•	Recovery: Our main systems have Disaster Recovery Plan (“DRP") and backup and we test them periodically, including our industrial environments.

Additionally,
in
connection
with
our
cybersecurity
risk
management
processes,
we
engage
to
.

•	Maintain a continuous cybersecurity management process, aligned with the security practices defined in ISO 27001/2, ISO 27032/NIST, ISA/IEC 62443, NERC- CIP.

•	Execute assessment and ethical hacking on the different platforms and systems.

•	Develop Incident Response Plan / Table Top Exercises.

•	Regular processes of internal audit.

The
cybersecurity
risk
management
processes are primarily
managed
by
our
Chief
Financial
Officer,
who
is
responsible
for
overseeing
risks
from cybersecurity threats, including those affecting both administrative and industrial environments. To fulfill this responsibility, the Chief Financial Officer meets bimonthly with the Chief Information Officer and the Chief Information Security Officer to review and discuss the status of various cybersecurity risks and related processes, receiving detailed reports on key areas, such as:

•	Vulnerabilities status.

•	Obsolescence analysis.

•	Cybersecurity alert status.

•	Assessment and/or Ethical hacking status.

•	Cybersecurity indicators.

•	Status of implementation of the strategic cybersecurity plan.

In assessing and managing cybersecurity and technological risks, the Company relies on a highly experienced team in key management positions, each with extensive expertise in their respective fields. The Chief Information Security Officer, holding a degree in Civil Industrial Engineer with a major in Computer Science from Pontificia Universidad Católica de Chile, a Cybersecurity Management Diploma from UAI, and certifications in ISO 27001/2, ISO 27032, and NIST, has over 20 years of experience in cybersecurity across the financial, retail, energy sectors, and audit firms. The Chief Information Officer, with a degree in Computer Science Engineering and more than 30 years of experience in IT across telecommunications, financial services, retail, and industrial sectors, has over 15 years of leadership experience in IT and cybersecurity teams. The Chief Information Officer also holds an MBA with a specialization in management. Lastly, the Chief Financial Officer serves as a member of Arauco’s executive committee and has over 10 years of leading the IT team as part of his role as Chief Financial Officer. This collective expertise allows us to have a strategic approach to identifying, assessing, and mitigating technological and cybersecurity risks, providing a comprehensive framework for risk management across the organization.

Our cybersecurity risk management’s efforts are currently focused on identifying and addressing risks associated with third-party service providers. This iniciative is still in its early stages, with a Request for Proposals (RFP) being issued to select a provider who will support us in defining and implementing the necessary measures. As part of this ongoing process, we will ensure that third-party services comply with our security policies, as outlined in the terms of the contracts with them. These requirements will be incorporated into the RFPs. The Information Technologies Committee oversees this process, and should any risks be identified, it will direct third-party providers to comply with our cybersecurity policies. Therefore, while this is an ongoing initiative, it is not yet fully implemented.

Our
business
strategy,
results
of
operations
and
financial
condition
have
not
been
materially
affected
by
risks
from
cybersecurity
threats
or cybersecurity incidents during 2024, but we cannot provide assurance that they will not be materially affected in the future by such risks and any future material incidents. See “Item 3—Risk
Factors” for more information on our cybersecurity-related risks.

PART
III

Item
17.
Financial
Statements

Not applicable.

Item
18.
Financial
Statements

Our audited consolidated financial statements have been prepared in accordance with IFRS Accounting Standards, and are included in this annual report beginning at page
F-1.

Item
19.
Exhibits

Documents
filed
as
exhibits
to
this
annual
report:

1.1	English translation of the estatutos (by-laws) of Celulosa Arauco y Constitución S.A., as of March 14, 2025, including the amendment approved on October 17, 2024.
8.1	List of subsidiaries
11.1	English translation of the Manual de Manejo de Información de Interés para el Mercado (Market Information Management Manual)
12.1	Certification of chief executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of chief executive officer and principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Linkbase Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

Omitted from the exhibits filed with this annual report are certain instruments and agreements with respect to our long-term debt, none of which authorizes securities in a total amount that exceeds 10% of our total assets. We hereby agree to furnish to the SEC copies of any such omitted instruments or agreements as the SEC requests.

Index
of
Exhibits

1.1	English translation of the estatutos (by-laws) of Celulosa Arauco y Constitución S.A., as of March 14, 2025, including the amendment approved on October 17, 2024.
8.1	List of subsidiaries
11.1	English translation of the Manual de Manejo de Información de Interés para el Mercado (Market Information Management Manual)
12.1	Certification of chief executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of chief executive officer and principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	Inline Instance Document
101.SCH	Inline Taxonomy Extension Schema Linkbase Document
101.CAL	Inline Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline Taxonomy Extension Definition Linkbase Document
101.LAB	Inline Taxonomy Extension Label Linkbase Document
101.PRE	Inline Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

The
registrant
hereby
certifies
that
it
meets
all
of
the
requirements
for
filing
on
Form
20‐F
and
that
it
has
duly
caused
and
authorized
the
undersigned
to
sign
this
annual
report on its behalf.

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

By:	/s/ Cristián Infante Bilbao
Cristián Infante Bilbao
Chief Executive Officer

Date:
March
26,
2025

CONSOLIDATED
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023 AND FOR THE YEARS ENDED DECEMBER 31,

2024, 2023 AND 2022

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Celulosa Arauco y Constitución S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Celulosa Arauco y Constitución S.A. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

Valuation of Biological Assets

As described in Notes 1q) and 20 to the consolidated financial statements, the Company’s consolidated biological assets balance was US$ 3,063,394 thousand at December 31, 2024. Management measures biological assets at fair value less cost to sell. Fair value is estimated by management using a discounted cash flow model. Management’s cash flow projections included significant judgments and assumptions relating to forest
growth, sales margins and discount rates.

The principal considerations for our determination that performing procedures relating to the valuation of biological assets is a critical audit matter are (i) the significant judgment by management when developing the fair value measurement of the biological assets; (ii) a high degree of auditor judgement
, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to forest growth, sales margins and discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

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

/s/ PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada

Santiago, Chile
March 25, 2025

We have served as the Company's auditor since 2015.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		12-31-2024	12-31-2023
	Note	ThU.S.$	ThU.S.$
Assets
Current assets
Cash and cash equivalents	5-23	1,071,560	570,008
Other current financial assets	23	25,960	45,604
Other current non-financial assets	25	261,092	240,254
Trade and other current receivables	23	1,054,707	997,902
Accounts receivable from related companies	13-23	10,159	2,616
Current inventories	4	1,456,260	1,399,846
Current biological assets	20	315,500	370,957
Current tax assets	6	75,613	119,031
Total current assets other than assets or disposal groups classified as held for sale		4,270,851	3,746,218
Non-current assets or disposal groups classified as held for sale	22	3,767	429,360
Total current assets		4,274,618	4,175,578
Non-current assets
Other non-current financial assets	23	16,747	33,512
Other non-current non-financial assets	25	85,036	99,174
Non-current receivables	23	65,735	108,501
Investments accounted for using equity method	15-16	406,611	423,611
Intangible assets other than goodwill	19	55,980	66,431
Goodwill	17	51,325	55,891
Property, plant and equipment	7	9,610,071	9,607,116
Right of use assets	8	771,886	600,361
Non-current biological assets	20	2,747,894	2,651,622
Deferred tax assets	6	73,409	88,567
Total non-current assets		13,884,694	13,734,786
Total assets		18,159,312	17,910,364

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

		12-31-2024	12-31-2023
	Note	ThU.S.$	ThU.S.$
Equity and liabilities
Liabilities
Current liabilities
Other current financial liabilities	23	348,905	1,082,525
Current lease liabilities	8-23	55,851	47,242
Trade and other current payables	23	745,971	760,455
Accounts payable to related companies	13-23	10,563	6,958
Other short-term provisions	18	1,837	3,905
Current tax liabilities	6	27,565	13,318
Current provisions for employee benefits	10	6,669	7,863
Other current non-financial liabilities	25	165,589	50,148
Total current liabilities other than liabilities included in disposal groups classified as held for sale		1,362,950	1,972,414
Liabilities included in disposal groups classified as held for sale	22	-	99,328
Total current liabilities		1,362,950	2,071,742
Non-current liabilities
Other non-current financial liabilities	13-23	5,721,712	5,521,568
Non-current lease liabilities	8-23	672,139	512,140
Non-current payables		35,310	50,577
Non-current accounts payable to related companies	13-23	26,207	22,981
Other long-term provisions	18	33,121	28,651
Deferred tax liabilities	6	1,469,512	1,543,624
Non-current provisions for employee benefits	10	77,634	86,462
Other non-current non-financial liabilities	25	37,012	63,590
Total non-current liabilities		8,072,647	7,829,593
Total liabilities		9,435,597	9,901,335
Equity
Issued capital	3	1,103,618	803,618
Retained earnings		8,312,384	8,034,963
Other reserves		(698,747)	(836,135)
Equity attributable to owners of parent company		8,717,255	8,002,446
Non-controlling interests		6,460	6,583
Total equity		8,723,715	8,009,029
Total equity and liabilities		18,159,312	17,910,364

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		For the years ended December 31,
		2024	2023	2022
	Note	ThU.S.$	ThU.S.$	ThU.S.$
Statements of profit or loss

Revenue	9	6,546,146	6,011,819	7,102,070
Cost of sales	3	(4,634,149)	(4,744,095)	(4,274,496)
Gross profit (loss)		1,911,997	1,267,724	2,827,574
Other income	3	597,061	573,017	100,129
Distribution costs	3	(695,377)	(693,039)	(922,226)
Administrative expenses	3	(565,027)	(624,326)	(613,608)
Other expense by function	3	(212,213)	(480,336)	(373,889)
Profit (loss) from operating activities		1,036,441	43,040	1,017,980
Finance income	3	66,355	131,666	72,116
Finance costs	3	(397,923)	(373,496)	(200,366)
Share of profit (loss) of associates and joint ventures accounted for using equity method	3-15	(45,792)	7,709	33,684
Gains (losses) on exchange differences on translation		(12,400)	(194,739)	(77,067)
Profit (loss) before income tax		646,681	(385,820)	846,347
Income tax benefit (expense)	6	(170,400)	27,293	(142,121)
Net profit (loss)		476,281	(358,527)	704,226
Net profit (loss) attributable to
Net profit (loss) attributable to owners of parent company		476,470	(358,560)	704,480
Net profit (loss) attributable to non-controlling interests		(189)	33	(254)
Net profit (loss)		476,281	(358,527)	704,226

Earnings (loss) per share
Basic earnings (loss) per share (in U.S.$ per share)
Basic earnings (loss) per share from continuing operations		3.9241	(2.9762)	5.8476
Basic earnings (loss) per share		3.9241	(2.9762)	5.8476

Diluted earnings (loss) per share (in U.S.$ per share)
Diluted earnings (loss) per share from continuing operations		3.9241	(2.9762)	5.8476
Diluted earnings (loss) per share		3.9241	(2.9762)	5.8476

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the years ended December 31,
		2024	2023	2022
	Note	ThU.S.$	ThU.S.$	ThU.S.$
Net profit (loss)		476,281	(358,527)	704,226
Components of other comprehensive income that will not be reclassified to profit or loss before tax:
Remeasurements of defined benefit plans
Other comprehensive income before tax gains losses on remeasurements of defined benefit plans	10	(766)	(2,726)	(20,011)
Other comprehensive income that will not be reclassified to profit or loss before tax		(766)	(2,726)	(20,011)
Components of other comprehensive income that will be reclassified to profit or loss before tax:
Exchange differences on translation
Gains (losses) on exchange differences on translation, before tax	11	259,895	121,470	57,867
Other comprehensive income before tax exchange differences on translation		259,895	121,470	57,867
Cash flow hedges
Gains (losses) on cash flow hedges, before tax	23	27,762	(72,816)	186,911
Reclassification adjustments on cash flow hedges before tax	23	(6,747)	(1,634)	(9,577)
Other comprehensive income before tax cash flow hedges		21,015	(74,450)	177,334
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax		10,911	308	9,968
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax		10,911	308	9,968
Other Comprehensive income that will be reclassified to profit or loss before tax		291,821	47,328	245,169
Income tax relating to components of other comprehensive income that will not be reclassified to profit or loss before tax
Income tax relating to remeasurements of defined benefit plans of other comprehensive income	6	207	736	5,403
Income tax relating to components of other comprehensive income that will not be reclassified to profit or loss before tax		207	736	5,403

Income tax relating to components of other comprehensive income that will be reclassified to profit or loss before tax
Income tax relating to exchange differences on translation of other comprehensive income		(135,171)	135,171	-
Income tax relating to cash flow hedges of other comprehensive income	6-22	(6,075)	19,610	(50,587)
Income tax relating to share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss		(2,450)	(218)	(2,396)
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss		(143,696)	154,563	(52,983)
Other comprehensive income (loss)		147,696	199,901	177,578
Total comprehensive income (loss)		623,847	(158,626)	881,804

Comprehensive Income (loss) attributable to
Comprehensive income (loss), attributable to owners of parent company		624,409	(158,848)	882,057
Comprehensive income (loss), attributable to non-controlling interests		(562)	222	(253)
Total comprehensive income (loss)		623,847	(158,626)	881,804

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

12-31-2024	Issued capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other reserves ThU.S.$	Total other reserves ThU.S.$	Retained earnings ThU.S.$	Equity attributable to owners of parent	Non- controlling interests ThU.S.$	Total equity ThU.S.$
Opening balance at 01-01-2024	803,618	(840,877)	(64,952)	(37,364)	107,058	(836,135)	8,034,963	8,002,446	6,583	8,009,029
Changes in Equity:
Comprehensive income
Net profit (loss)	-	-	-	-	-	-	476,470	476,470	(189)	476,281
Other comprehensive income (loss), net of tax	-	125,097	14,940	(559)	8,461	147,939	-	147,939	(373)	147,566
Comprehensive income	-	125,097	14,940	(559)	8,461	147,939	476,470	624,409	(562)	623,847
Equity issue	300,000	-	-	-	-	-	-	300,000	664	300,664
Dividends	-	-	-	-	-	-	(206,684)	(206,684)	(225)	(206,909)
Increase (decrease) through transfers and other changes equity	-	-	-	-	(10,551)	(10,551)	10,551	-	-	-
Increase (decrease) due to changes in the participation of subsidiaries that do not involve loss of control	-	-	-	-	-	-	(2,916)	(2,916)	-	(2,916)
Changes in equity	300,000	125,097	14,940	(559)	(2,090)	137,388	277,421	714,809	(123)	714,686
Closing balance at 12-31-2024	1,103,618	(715,780)	(50,012)	(37,923)	104,968	(698,747)	8,312,384	8,717,255	6,460	8,723,715

12-31-2023	Issued capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other reserves ThU.S.$	Total other reserves ThU.S.$	Retained earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non- controlling interests ThU.S.$	Total equity ThU.S.$
Opening balance at 01-01-2023	803,618	(1,097,329)	(10,112)	(35,374)	93,091	(1,049,724)	8,500,901	8,254,795	5,189	8,259,984
Changes in Equity:
Comprehensive income
Net profit (loss)	-	-	-	-	-	-	(358,560)	(358,560)	33	(358,527)
Other comprehensive income (loss), net of tax	-	256,452	(54,840)	(1,990)	90	199,712	-	199,712	189	199,901
Comprehensive income	-	256,452	(54,840)	(1,990)	90	199,712	(358,560)	(158,848)	222	(158,626)
Equity issue	-	-	-	-	-	-	-	-	1,376	1,376
Dividends	-	-	-	-	-	-	(92,719)	(92,719)	(204)	(92,923)
Increase (decrease) through transfers and other changes equity	-	-	-	-	13,877	13,877	(13,877)	-	-	-
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control	-	-	-	-	-	-	(782)	(782)	-	(782)
Changes in equity	-	256,452	(54,840)	(1,990)	13,967	213,589	(465,938)	(252,349)	1,394	(250,955)
Closing balance at 12-31-2023	803,618	(840,877)	(64,952)	(37,364)	107,058	(836,135)	8,034,963	8,002,446	6,583	8,009,029

12-31-2022	Issued capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other reserves ThU.S.$	Total other reserves ThU.S.$	Retained earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non- controlling interests ThU.S.$	Total equity ThU.S.$
Opening balance at 01-01-2022	803,618	(1,155,195)	(136,859)	(20,766)	71,750	(1,241,070)	8,248,185	7,810,733	7,771	7,818,504
Changes in Equity:
Comprehensive income
Net profit (loss)	-	-	-	-	-	-	704,480	704,480	(254)	704,226
Other comprehensive income, net of tax	-	57,866	126,747	(14,608)	7,572	177,577	-	177,577	1	177,578
Comprehensive income	-	57,866	126,747	(14,608)	7,572	177,577	704,480	882,057	(253)	881,804
Dividends	-	-	-	-	-	-	(437,995)	(437,995)	(2,329)	(440,324)
Increase (decrease) from transfers and other changes	-	-	-	-	13,769	13,769	(13,769)	-	-	-
Changes in equity	-	57,866	126,747	(14,608)	21,341	191,346	252,716	444,062	(2,582)	441,480
Closing balance at 12-31-2022	803,618	(1,097,329)	(10,112)	(35,374)	93,091	(1,049,724)	8,500,901	8,254,795	5,189	8,259,984

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	January - December
	2024	2023	2022
	ThU.S.$	ThU.S.$	ThU.S.$
STATEMENTS OF CASH FLOWS
Cash flows from (used in) operating activities
Classes of cash receipts from operating activities
Receipts from sales of goods and rendering of services	6,854,709	6,211,313	7,630,153
Receipts from rents and subsequent sales of such assets	23,075	16,509	3,815
Other cash receipts from operating activities	840,543	702,283	551,357
Classes of cash payments
Payments to suppliers for goods and services	(5,238,597)	(5,049,907)	(5,244,822)
Payments to and on behalf of employees	(626,122)	(736,789)	(656,540)
Payments to manufacture or acquire assets held for rental to others and subsequently held for sale	(2,638)	(10,848)	(27,405)
Other cash payments from operating activities	(308,264)	(174,824)	(167,533)
Interest paid	(362,234)	(328,317)	(259,052)
Interest received	65,114	137,480	76,581
Income taxes (paid) refunded	(69,848)	(28,463)	(204,954)
Other inflows (outflows) of cash, net	5,579	1,990	(1,108)
Net cash flow from (used in) operating activities	1,081,317	740,427	1,700,492

Cash flows from (used in) investing activities

Cash flow from losing control of subsidiaries and other businesses	958,273	-	-
Cash flow used in obtaining control of subsidiaries or other businesses	(72,037)	-	-
Cash flow used in the purchase of non-controlling interests	-	-	(14)
Other cash receipts from sales of equity or debt instruments from other entities	7,109	-	1,878
Other cash payments to acquire equity or debt instruments from other entities	(26,526)	(27,528)	(9,665)
Other cash payments to acquire interests in joint ventures	(28,279)	(11,222)	(176)
Loans to related entities	(5,500)	-	(3,304)
Proceeds from sales of property, plant and equipment	37,660	11,859	33,177
Purchase of property, plant and equipment	(838,844)	(844,470)	(1,271,742)
Proceeds from sales of intangible assets	-	281	314
Purchase of intangible assets	(6,137)	(6,682)	(6,251)
Proceeds from other long-term assets	5,512	6,088	51,934
Purchase of other long-term assets	(383,912)	(411,897)	(300,209)
Dividends received	6,982	4,265	33,980
Other inflows (outflows) of cash, net	16,726	(53,818)	102
Cash flows from (used in) investing activities	(328,973)	(1,333,124)	(1,469,976)

Cash flows from (used in) financing activities

Cash flow used in the purchase of non-controlling interests	(3,600)	-	-
Proceeds from issuing shares	300,519	-	-
Total proceeds from borrowings	1,695,525	2,126,607	318,357
Proceeds from long-term borrowings	481,269	1,160,649	82,207
Proceeds from short-term borrowings	1,214,256	965,958	236,150
Repayments of borrowings	(2,132,898)	(1,118,156)	(397,977)
Payments of lease liabilities	(82,059)	(73,806)	(65,000)
Dividends paid	(94,637)	(282,728)	(380,969)
Other inflows (outflows) of cash, net	11,202	(6,250)	(1,630)
Cash flows from (used in) financing activities	(305,948)	645,667	(527,219)
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	546,396	52,970	(296,703)
Effect of exchange rate changes on cash and cash equivalents	(44,844)	(150,169)	(47,190)
Net increase (decrease) of cash and cash equivalents	501,552	(97,199)	(343,893)
Cash and cash equivalents, at the beginning of the period	570,008	667,207	1,011,100
Cash and cash equivalents, at the end of the period	1,071,560	570,008	667,207

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO Consolidated financial statements as of DECEMBER 31, 2024 AND 2023

NOTE 1.  PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

Entity information
Celulosa Arauco y Constitución S.A. and subsidiaries, (hereafter “Arauco” or the “Company”), tax identification number 93,458,000-1, is a closely held corporation. As it is an issuer of publicly offered securities (bonds), these are registered in the Securities Registry (the “Registry”) of the Chilean Commission for the Financial Market (“CMF”), and the Company is therefore subject to the supervision of said Commission. Additionally, the Company is registered as a non-accelerated filer in the Securities and Exchange Commission (SEC) of the United States of America.

The Company’s head office address is El Golf Avenue 150, 14
th
floor, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of products related to the forestry and timber industries. Its main operations are focused on business areas of pulp and wood
products.

As of December 31, 2024, Arauco is controlled by Empresas Copec S.A., tax identification number 90,690,000-9, which owns 99.999916% of Arauco, and is registered in the Securities Registry as No. 0028. Each of the above-mentioned companies are subject to the oversight of the CMF.

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

Presentation of consolidated financial statements

The consolidated financial statements presented by Arauco are comprised by the following:

-Consolidated statements of financial position as of December 31, 2024 and 2023.
-Consolidated statements of profit or loss for the years ended December 31, 2024, 2023 and 2022.
-Consolidated statements of comprehensive income for the years ended December 31, 2024, 2023 and 2022.
-Consolidated statements of changes in equity for the years ended December 31, 2024, 2023 and 2022.
-Consolidated statements of cash flows for the years ended December 31, 2024, 2023 and 2022.
-Explanatory disclosures (notes).

Period covered by the consolidated financial statements

As of December 31, 2024 and 2023 and for the three years ended December 31, 2024, 2023 and 2022.

Date of approval of the consolidated financial statements

These consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) at the Meeting held on March 25, 2025.

Abbreviations used in this report:

IFRS - International Financial Reporting Standards.
IASB - International Accounting Standards Board.
IAS - International Accounting Standards.
MU.S.$ - Millions of U.S. dollars.
ThU.S.$ - Thousands of U.S. dollars.
U.F. – Inflation index-linked units of account.
ICMS – Tax movement of inventories and services (Brazil).
ThCLP$ - Thousands of Chilean Pesos.
ThR$ - Thousands of Brazilian real.

Th€ - Thousands of Euros

Functional and presentation currency

Arauco and most of its subsidiaries determined the United States (“U.S.”) dollar as its functional currency since most of its revenues from sales of its products are derived from exports denominated in U.S. dollars, while their costs of sales are to a large extent related or indexed to the U.S. dollar.

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

Basis for preparation of the consolidated financial statements
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and they represent the explicit and unreserved adoption of IFRS.
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
F-12

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
When Arauco holds less than the majority of the voting rights in a company in which it participates, it nonetheless has the power over said company - when these voting rights are enough - to grant it in practice the ability to unilaterally direct said company's relevant activities. Arauco considers all facts and circumstances in order to assess if the voting rights in a company in which it participates are enough for granting it the power, including:
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
F-13

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
F-14

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
(a) Financial assets at fair value through profit or loss: these instruments are initially measured at fair value. Net income and losses, including any income from interest or dividends, are registered in the profit or loss of the period. Financial assets are classified in the category of financial assets at fair value through profit or loss when they are maintained for negotiation or designated in their initial registration as assets at fair value through profit or loss. A financial asset can be classified in this category if it is acquired mainly for the purposes of being sold in the short-term. Gain or losses of assets held for negotiations are registered in the consolidated statements of profit or loss
, and the related interest is registered independently as financial income. Derivatives are classified as acquired for negotiation also unless they are designated as hedging instruments.
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
F-15

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
F-16

Financial liabilities at amortized cost
Other financial liabilities are subsequently valued at their amortized cost based on the effective interest rate method. The amortized cost is calculated considering any premium or acquisition discount and includes the costs of transactions that are an integral part of the effective interest rate. This category includes commercial accounts payable and other accounts payable, lease liabilities, as well as the borrowings included in other current and non-current financial liabilities.
h)	Derivative financial instruments
(i) Derivative financial instruments - The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps, currency swaps and zero cost collar contracts.  The Company
’
s policy is to enter into derivatives contracts only for economic hedging purposes and there are no instruments with speculation objectives.
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
F-17

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
F-18

k)	Business combinations
Arauco applies the acquisition method to account for a business combination. This method requires the identification of the acquirer, determination of the acquisition date, recognition and measurement of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree, and recognition and measurement of goodwill or a gain from a bargain purchase. Identifiable assets acquired and liabilities assumed and any contingent liabilities in a business combination are initially measured at fair value at the acquisition date, except:
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
Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity's net assets in the event of liquidation may initially be measured either at fair value or at the present ownership instruments' proportionate share of non-controlling interests, in the recognized amounts of the acquirer
’
s identifiable net assets. The choice is made on a transaction-by-transaction basis.
Arauco measures the fair value of the acquired company in the business combination achieved in each stage (
“
step acquisition
”
), recognizing the effects of remeasurement of previously held equity in the acquiree in the consolidated statements of profit or loss.
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
F-19

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

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost. Their carrying amount is increased or decreased to recognize the portion corresponding to the statement of profit or loss or to the statement of comprehensive income. Dividends received are recognized by deducting the amount received from the carrying amount of the investment. Arauco
’
s investment in associates includes goodwill (both net of any accumulated impairment loss).

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

Investments in associates and joint ventures are presented in the consolidated statement of financial position in the line item
“
Investments accounted for using equity method
”
.

If Arauco
’
s share of losses of an associate or joint venture equals or exceeds its interest in the associate or joint venture, Arauco discontinues recognizing its share of further losses. After Arauco's carrying value in the investee is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that Arauco has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, Arauco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

m)	Intangible assets other than goodwill

After initial recognition, intangible assets with finite useful lives are carried at cost less any accumulated amortization and impairment losses.

Amortization of an intangible asset with a finite useful life is allocated over the asset
’
s useful life. Amortization begins when the asset is available for use, i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

F-20

(i)	Computer software
Computer software licenses are capitalized in terms of the costs incurred to acquire and make them compatible with existing software. These costs are amortized over the estimated useful lives of the software.

(ii)	Water rights, rights of way and other rights
This item includes water rights, rights of way and other acquired rights recognized at historical cost which have indefinite useful lives as there is no foreseeable limit to the period over which these assets are expected to generate future cash flows. These rights are not amortized, but are tested for impairment at least annually, or when there is any indication that the assets might be impaired.

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

Subsequent costs, such as improvements and replacement of components, are included in the asset
’
s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Arauco and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized from property, plant and equipment. All other repairs and maintenance costs are expensed in the period in which they are incurred.

F-21

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
F-22

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
Income from operating leases in which Arauco is the lessor are recognized on a straight-line basis during the term of the lease. Initial direct costs are added to the book value of the underlying asset and are recognized as expenses during the term of the lease on the same basis as the lease income. Leased assets are included within the statement of financial position, in property, plant and equipment. Arauco did not adjust with respect to assets that maintains as a lessor, as a result of IFRS 16 adoption.
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
“
Other income
”
in the consolidated statements of profit or loss.
F-23

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
(i)	Revenue recognition from the sale of goods
Revenue from the sale of goods is recognized when Arauco has transferred to the buyer the significant risks and rewards of ownership of the committed goods, when the amount of revenue can be reliably measured, when Arauco does not retain any managerial involvement over the goods sold and when it is probable that the economic benefits associated with the transaction will flow to Arauco and the costs incurred in respect of the transaction can be measured reliably. Revenue from the sale of goods is recognized when there is no obligation unsatisfied that could affect the customer
’
s acceptance of the product. The delivery is effective when the products are sent to the specific location, the risks of obsolescence and loss have been transferred to the customer and when Arauco has objective evidence that all acceptance criteria have been satisfied.
F-24

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
The main Incoterms used by Arauco are the following:
“
CFR (Cost and freight)
”
, where the company bears all costs including main transportation, until the products arrive at its port of destination. The risk is transferred to the purchaser once the products have been loaded onto the vessel, in the country of origin.
“
CIF (Cost Insurance & Freight)
”
, where the Company organizes and pays for external freight services and some other expenses. Arauco is no longer responsible for the products once they have been delivered to the ocean carrier company.
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
Arauco mainly provides power supply services which are transacted principally in the spot market of the Sistema Eléctrico Nacional (SEN) (
“
National Electrical System
”
). According to current regulations, the prices on that market called
“
Marginal Costs
”
are calculated by the Coordinador Eléctrico Nacional (CEN) (
“
National Electrical Coordinator
”
) and are generally recognized in the period in which the services are rendered.
Electrical power is generated as a by-product of the pulp and wood process and is a complementary business to it, which is initially supplied to the group
’
s subsidiaries and any surplus is sold to the SEN.
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
F-25

Revenues from inter-segment sales (which are made at market prices) are eliminated in the consolidated financial statements.

u)	Minimum dividend

The statutes of the Company provide that for the purposes of the annual distribution of the net income of each year, it will be up to the Ordinary Shareholders' Meeting annually to determine the part of said profits that will be distributed as a dividend to the shareholders. Such determination will be made by the Board without being subject to the minimum of 30% established in article No. 79 of the Chilean Corporations Law No. 18,046, on Public Limited Companies, and may agree to the distribution of a lower percentage.

In a board meeting on September 24, 2024, it was agreed to modify the dividend policy, establishing that an amount equivalent to 30% of the distributable net profit for the fiscal years 2024, 2025 and 2026, will be distributed annually. For subsequent years, an amount equivalent to 40% of the distributable net income for each fiscal year will be distributed as dividends. Nevertheless, the Board of Directors may decide to distribute and pay dividends to the shareholders, to the extent that it expects the year to finalize with positive results and that the Company
’
s liquidity allows such distribution and payment.

v)	Earnings per share

Basic earnings per share are calculated by dividing the net profit for the period attributable to owners of the parent company by the weighted average number of ordinary shares outstanding during the period, excluding the average number of shares in the Company held by a subsidiary, if such circumstance exists. Arauco has not performed any type of transaction with a potential dilutive effect that would cause diluted earnings per share to be different from basic earnings per share.

w)	Impairment

Non-financial assets
The recoverable amount of property, plant and equipment and other long-term assets with finite useful lives are measured whenever there are any circumstances indicating that the assets have to recognize an impairment loss. Among the circumstances to consider as evidence of impairment are significant declines in the assets
’
market value, significant adverse changes in the technological environment, obsolescence or physical damages of assets and changes in the manner in which the asset is used or expected to be used). Arauco evaluates at the end of each reporting period whether there is any evidence of the indications above mentioned.

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount however a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

For the purposes of assessing impairment losses, assets are grouped at the lowest level for which there is identifiable cash flows separately for each cash-generating unit. Non-financial assets, other than goodwill, which had recognized an impairment loss, are reviewed at the end of each reporting period whether there are any circumstances indicating that an impairment loss previously recognized may no longer exist or has decreased.

F-26

“
Cash-generating units
”
are the smallest identifiable groups of those cash inflows that are largely independent of the cash inflow from other assets or groups of assets.

Goodwill
Goodwill and intangible assets with indefinite useful life are tested annually for impairment or whenever circumstances indicate it. The recoverable amount of an intangible asset is the higher of its fair value less costs to sell and its value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

A cash-generating unit, for which goodwill has been allocated, is tested for impairment annually or more frequently when there are circumstances indicating that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than it carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to other assets pro rata based on the carrying amount of each asset in the unit. Any impairment loss of goodwill is recognized directly in the consolidated statement of profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

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

Arauco constitutes labor obligations for severance payable in all circumstances for certain of its employees with at least 5 years of work in the Company, based on the terms of the staff
’
s collective and individual bargaining agreements.

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
“
Trade and other current payables
”
in the consolidated statements of financial position.

z)	Recent accounting pronouncements

a) Standards, interpretations and amendments that are mandatory for the first time for annual periods beginning on January 1, 2024:

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after
IAS 1	Non-current liabilities with covenants	January 1, 2024

These amendments clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. The amendments also aim to improve information an entity provides related to liabilities subject to these conditions.

IFRS 16	Leases on sale and leaseback	January 1, 2024

These amendments include requirements for sale and leaseback transactions in IFRS 16 to explain how an entity accounts for a sale and leaseback after the date of the transaction. Sale and leaseback transactions where some or all the lease payments are variable lease payments that do not depend on an index or rate are most likely to be impacted.

IAS 7 and IFRS 7	Supplier finance arrangements	January 1, 2024
These amendments require disclosures to enhance the transparency of supplier finance arrangements and their effects on a company ’ s liabilities, cash flows and exposure to liquidity risk.

The adoption of the standards, amendments and interpretations described in the table above have not had a significant impact on Arauco
’
s consolidated financial statements during its initial application period.

b) Standards, interpretations and amendments, the application of which is not yet mandatory, which have not been adopted in advance:

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after
IAS 21	Lack of Exchangeability	January 1, 2025
An entity is impacted by the amendments when it has a transaction or an operation in a foreign currency that is not exchangeable into another currency at a measurement date for a specified purpose.

IFRS 9 and IFRS 7	Classification and Measurement of Financial Instruments	January 1, 2026
Clarify the requirements, give the guidance, add new disclosures for certain instruments.

Contracts Referencing Nature Dependent Electricity
Clarify the application and disclosure requirements; permitting hedge accounting if these contracts are used as hedging instruments.

IFRS 18	Presentation and Disclosure in Financial Statements	January 1, 2027
This is the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss.

IFRS 19	Subsidiaries without Public Accountability: Disclosures	January 1, 2027
An eligible subsidiary applies the requirements in other IFRS Accounting Standards except for the disclosure requirements and instead applies the reduced disclosure requirements in IFRS 19.

Arauco estimates that the adoption of the standards, amendments and interpret ations described in the table above will not have a significant impact on Arauco
’
s consolidated financial statements during its initial application period, except for the new IFRS 18 standard that will modify the actual presentation of the Income Statement, and we are currently evaluating any significant impacts.

NOTE 2. ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES

Changes to accounting policies

As of December 31, 2024, there had not been significant changes in the accounting policies with respect to the 2023 financial year.
Changes to accounting estimates

As of December 31, 2024, there had been no changes in the methodologies for calculating the accounting estimates
with respect to the 2023 financial year.

NOTE 3. DISCLOSURE OF OTHER INFORMATION

a)	Disclosure of information on issued capital

On October 17, 2024 a capital increase of ThU.S.$ 300,000 was subscribed, equivalent to 4,567,774 shares, which were paid on December 17, 2024.

As of December 31, 2024 and 2023, the shareholders composition according to the amount of shares owned was as follows:

Shareholders	12-31-2024		12-31-2023
	Shares	%	Shares	%
Empresas Copec S.A.	125,042,019	99.99991603%	120,474,249	99.99991616%
AntarChile S.A.	105	0.00008397%	101	0.00008384%
	125,042,124	100.00000000%	120,474,350	100.00000000%

At the date of these consolidated financial statements the share capital of Arauco was ThU.S.$ 1,103,618.

	12-31-2024	12-31-2023
Description of shares by type of capital in ordinary shares	100% of Capital corresponds to ordinary shares
Number of authorized shares by type of capital in ordinary Shares	125,042,124	120,474,350
Nominal value of shares by type of capital in ordinary shares	U.S.$ 8.8260 per share	U.S.$ 6.6704 per share
Amount of capital in shares by type of ordinary shares that constitute capital	ThU.S.$ 1,103,618	ThU.S.$ 803,618
Number of shares issued and fully paid by type of capital in ordinary shares	125,042,124	120,474,350

b)	Dividends paid

On December 10, 2024, a provisional dividend of ThU.S.$ 94,397 was paid against the retained earnings from the profits of the year 2024, which represented 15% of the distributable net profit at the end of September 2024.

The amount of ThU.S.$ 206,684 presented in the consolidated statement of changes in equity for the year ended December 31, 2024, contains the minimum dividend provision. As of December 31, 2023 there was no minimum dividend provision for the 2023 losses.

On May 10, 2023, a definitive dividend of ThU.S.$ 279,622 was paid according to the extraordinary dividend policy distribution of 50% of the distributable net profit after discounting the payment made in December 2022, which is detailed in the following paragraph.

In December 2022 a provisional dividend of ThU.S.$ 183,971 was paid against the retained earnings from the profits of the year 2022, which represented 20% of the distributable net profit as of September 31, 2022.

In May 2022 a definitive dividend of ThU.S.$ 192,132 was paid against the retained earnings from the profits of the year 2021. In November 2021 a provisional dividend of ThU.S.$ 271,000 was paid against the retained earnings from the profits of the same year.

The amount of ThU.S.$ 92,719 presented in the consolidated statement of changes in equity for the year ended December 31, 2022, contains the minimum dividend provision of an additional and extraordinary 10% to be paid for the profits of the parent company of 2022, approved in April 2023. As of December 31, 2023, there was no minimum dividend provision for the 2023 losses.

See Note 26 for details.

In the consolidated statement of cash flows, an amount of ThU.S.$ 94,637 for the year ended December 31, 2024 (ThU.S.$ 282,728 for the year ended December 31, 2023) is presented within the Dividends paid, of which ThU.S.$ 94,397 (ThU.S.$ 279,622 for the year ended December 31, 2023) correspond to the amount original in U.S. dollars of the dividend payment to owners of the parent company.

Dividends paid detail, ordinary shares
Dividends paid	Provisional dividend
Classes of shares for which there are dividends paid	Ordinary shares without series
Date of dividends paid	12-10-2024
Amount of dividends	ThU.S.$ 94,397
Number of shares on which pay dividends	120,474,350
Dividend per shares	U.S.$ 0.783542

Dividends paid detail, ordinary shares
Dividends paid	Definitive dividend
Classes of shares for which there are dividends paid	Ordinary shares without series
Date of dividends paid	05-10-2023
Amount of dividends	ThU.S.$ 279,622
Number of shares on which pay dividends	120,474,350
Dividend per shares	U.S.$2.321007

Dividends paid detail, ordinary shares
Dividends paid	Provisional dividend
Classes of shares for which there are dividends paid	Ordinary shares without series
Date of dividends paid	12-14-2022
Amount of dividends	ThU.S.$ 183,971
Number of shares on which pay dividends	120,474,350
Dividend per shares	U.S.$1.527060

Dividends paid detail, ordinary shares
Dividends paid	Definitive dividend
Classes of shares for which there are dividends paid	Ordinary shares without series
Date of dividends paid	05-10-2022
Amount of dividends	ThU.S.$ 192,132
Number of shares on which pay dividends	120,474,350
Dividend per shares	U.S.$1.594799

c)	Disclosure of information on reserves

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

d)	Other items in the consolidated statements of profit or loss

The table below sets forth other income, other expenses, finance income, finance costs and share of profit (loss) of associates and joint ventures for the year ended December 31, 2024, 2023 and 2022 are as follows:

	January - December
	2024	2023	2022
	ThU.S.$	ThU.S.$	ThU.S.$
Classes of Other Income
Total Other Income	597,061	573,017	100,129
Gain from changes in fair value of biological assets (Note 20) (1)	159,021	264,477	12,932
Net income from insurance compensation	17,336	204,966	2,046
Revenue from export promotion	1,099	943	1,157
Lease income	4,960	10,158	3,447
Gain on sales of assets	21,040	27,755	48,653
Rights of way	5	488	905
Recovery of tax credits	1,622	7,102	-
Compensations received	43	7,285	221
Gain on sales of subsidiaries and associates	354,067	-	-
Reversal of impairment of property, plants and equipment	7,248	6,886	2,288
Reimbursement provisions (legal and others)	3,680	12,322	4,524
Other operating income	26,940	30,635	23,956

Classes of Other Expenses by function
Total Other Expenses by function	(212,213)	(480,336)	(373,889)
Depreciation for leased assets	(2,814)	(1,494)	-
Provision legal expenses	(12,483)	(14,398)	(10,478)
Impairment provision for property, plant and equipment, provision for inventory obsolescence, withdrawals and others	(42,583)	(110,559)	(170,207)
Operating expenses related to restructuring or from plants stoppage or closed	(44,181)	(236,525)	(82,337)
Expenses related to projects	(11,399)	(13,975)	(27,837)
Loss by leasses	(747)	-
Loss of asset sales	(11,497)	(12,389)	(12,575)
Loss and repair of assets	(3,149)	(11,076)	(12,585)
Loss of forest due to fires	(24,918)	(25,101)	(17,127)
Other Taxes	(34,691)	(20,977)	(20,413)
Research and development expenses	(1,605)	(3,939)	(4,432)
Fines, readjustments and interest	(695)	(1,146)	(6,142)
Loss on sale of associates	(20)	-	-
Loss of tax credits	(2,195)	(4,287)	(212)
Other expenses	(19,236)	(24,470)	(9,544)

Classes of Finance Income
Total Finance Income	66,355	131,666	72,116
Finance income by mutual funds - term deposits	44,881	113,522	60,054
Finance income resulting from derivatives	3	8	39
Other finance income	21,471	18,136	12,023

Classes of Finance Costs
Total Finance Costs	(397,923)	(373,496)	(200,366)
Interest expense, Bank borrowings	(85,860)	(78,753)	(20,827)
Interest expense, Bonds	(204,570)	(214,079)	(114,297)
Interest expense resulting from derivatives	(41,066)	(26,800)	(17,774)
Interest expense for right-of-use (1)	(29,991)	(19,995)	(9,825)
Other finance costs	(36,436)	(33,869)	(37,643)

Share of profit (loss) of associates and joint ventures accounted for using equity method
Total	(45,792)	7,709	33,684
Investments in associates (2)	(22,650)	3,990	7,069
Investments in joint ventures	(23,142)	3,719	26,615

(1)
In 2024, includes the effect of changes in fair value of plantations and interest expense for right-of-use assets from Brazilian companies that were previously classified as held for sale and sold during the period, through the sale date.

(2)	In 2024, includes the share of the profit of the associate Forestal Vale do Corisco S.A. that were previously classified as held for sale and sold during the period, through the sale date.

The analysis of expenses by nature contained in these consolidated financial statements is presented below:

	January - December
	2024	2023	2022
Cost of sales	ThU.S.$	ThU.S.$	ThU.S.$
Timber	963,721	1,068,662	859,811
Forestry labor costs and other services	702,315	692,518	623,902
Depreciation and amortization	584,343	535,244	408,248
Depreciation for right of use	35,005	28,082	40,539
Maintenance costs	355,733	355,389	319,100
Chemical costs	662,732	649,413	712,331
Sawmill costs	122,927	122,748	117,786
Other raw materials	236,098	285,828	315,078
Other indirect costs	222,550	233,903	169,423
Energy and fuel	276,517	275,732	243,986
Cost of electricity	50,587	65,191	46,902
Staff expenses	421,621	431,385	417,390
Total	4,634,149	4,744,095	4,274,496

Total amount is comprised of the cost of inventory sales for ThU.S.$4,522,430 for the year ended December 31, 2024 (ThU.S.$ 4,616,212 and ThU.S.$ 4,185,527 for the year ended December 31, 2023 and 2022 respectively) and the cost of rendering services for ThU.S.$111,719 for the year ended December 31, 2024 (ThU.S.$ 127,883 and ThU.S.$ 88,969 for the year ended December 31, 2023 and 2022, respectively).

	January – December
	2024	2023	2022
Distribution cost	ThU.S.$	ThU.S.$	ThU.S.$
Selling costs	35,502	41,966	37,652
Commissions	17,070	15,400	12,607
Insurance	6,584	7,186	6,813
Provision for doubtful accounts	1,098	3,094	(462)
Other selling costs	10,750	16,286	18,694
Shipping and freight costs	659,875	651,073	884,574
Port services	70,717	61,802	69,478
Freights	530,334	528,218	743,590
Depreciation for right of use	1,068	1,184	2,975
Shipping internment, warehousing, stowage, customs and other costs	57,756	59,869	68,531
Total	695,377	693,039	922,226

	January – December
	2024	2023	2022
Administrative expenses	ThU.S.$	ThU.S.$	ThU.S.$
Wages and salaries	219,046	245,822	255,378
Marketing, advertising, promotion and publications expenses	14,516	14,542	16,105
Insurances	49,359	54,173	26,009
Depreciation and amortization	43,716	43,075	33,155
Depreciation for right of use	7,110	7,361	7,103
Computer services	29,836	37,859	39,827
Lease of offices, other property and vehicles	7,323	7,854	5,079
Donations, contributions, scholarships	9,010	10,983	11,510
Fees (legal and technical advisors)	35,817	35,831	34,322
Property taxes, city permits and rights	21,225	32,639	27,410
Cleaning services, security services and transportation	23,329	28,381	31,069
Third-party variable services (manoeuvres, logistics)	41,030	38,537	54,547
Basic services (electricity, telephone, water)	6,768	7,323	6,044
Maintenance and repair	5,932	6,933	7,926
Seminars, courses, training materials	3,117	2,637	3,498
Travels, clothing and safety equipment, environmental expenses, audits and others	47,893	50,376	54,626
Total	565,027	624,326	613,608

NOTE 4. INVENTORIES

	12-31-2024	12-31-2023
Components of inventory	ThU.S.$	ThU.S.$
Raw materials	166,695	141,554
Production supplies	209,201	202,924
Work in progress	82,565	84,644
Finished godos	762,086	721,267
Spare parts	235,713	249,457
Total inventories	1,456,260	1,399,846

In order to have inventories recorded at net realizable value, inventories are subject to evaluations and obsolescence provision recognition as of December 31, 2024, a net increase of inventories was recognized associated with a lower provision of ThU.S.$ 3,728 (ThU.S.$ 33,361 and ThU.S.$ 11,880 as of December 31, 2023 and 2022, respectively). As of December 31, 2024, the amount of provision arises to the sum of ThU.S.$ 107,003 (ThU.S.$ 110,731 as of December 31, 2023).

As of December 31, 2024, there were inventory write-offs of ThU.S.$ 2,200 (ThU.S.$ 3,614 and ThU.S.$ 4,865 as of December 31, 2023 and 2022, respectively) which are presented in the consolidated statements of profit or loss within cost of sales.

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

As of the date of these consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

	12-31-2024	12-31-2023
Components of Cash and Cash Equivalents	ThU.S.$	ThU.S.$
Cash on hand	47	60
Balances with Banks	642,064	337,973
Short-term deposits	359,150	99,167
Mutual funds	70,299	132,808
Total	1,071,560	570,008

The risk classification of the Company’s mutual funds as of December 31, 2024 and December 31, 2023 is shown below.

	12-31-2024 ThU.S.$	12-31-2023 ThU.S.$
AAAfm	62,524	83,712
No classification	7,775	49,096
Total Mutual Funds	70,299	132,808

Changes in financial
liabilities

		12-31-2024
		Bank borrowings	Hedging liabilities	Bonds and promissory notes	Other financial liabilities, Total
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance January 1		1,499,051	108,004	4,997,038	6,604,093
Cash flows	(+) Borrowings obtained	1,303,663	-	391,862	1,695,525
	(-) Borrowings paid	(1,582,810)	(6,748)	(543,340)	(2,132,898)
	(+/-) Commissions (discount) of issue	-	-	11,163	11,163
	(-) Interest paid	(87,699)	(38,969)	(206,200)	(332,868)
(+) Accrued interest		86,324	40,414	197,941	324,679
(+/-) Exchange rate difference		(24,083)	-	(135,388)	(159,471)
(+/-) Changes in fair value		-	99,217	-	99,217
(+/-) Other movements (*)		(43,423)	-	4,600	(38,823)
Closing balance		1,151,023	201,918	4,717,676	6,070,617
(*): This line includes mainly the exchange difference on translation mainly from Brazilian companies.

		12-31-2023
		Bank borrowings	Hedging liabilities	Bonds and promissory notes	Other financial liabilities, Total
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance January 1		940,677	76,686	4,513,459	5,530,822
Cash flows	(+) Borrowings obtained	1,594,613	-	531,994	2,126,607
	(-) Borrowings paid	(1,070,319)	(1,633)	(46,204)	(1,118,156)
	(+/-) Commissions (discounts) of issue (*)	(473)	-	(5,776)	(6,249)
	(-) Interest paid	(71,995)	(33,711)	(202,497)	(308,203)
(+) Accrued interest		78,703	34,190	205,238	318,131
(+/-) Exchange rate difference		15,395	-	(2,899)	12,496
(+) Business combination		395	-	-	395
(+/-) Changes in fair value		-	32,472	-	32,472
(+/-) Other movements		12,055	-	3,723	15,778
Closing balance		1,499,051	108,004	4,997,038	6,604,093
(*) It includes commissions for bank borrowings.

		Lease liabilities
		12-31-2024	12-31-2023
		ThU.S.$	ThU.S.$
Opening balance January 1		559,382	264,224
Cash flows	(-) Borrowings paid	(82,059)	(73,806)
	(-) Interest paid	(29,366)	(20,114)
(+) Accrued interest		29,490	20,445
(+/-) Inflation adjustment		(51)	(404)
(+/-) Exchange rate difference		(5,071)	(521)
(+) Business combination		-	134
(-) Decrease through transfer to liabilities included in disposal groups classified as held for sale		-	(18,795)
(+) Increase due to new leases liabilities		361,421	376,259
(+/-) Other movements (*)		(105,756)	11,960
Closing balance		727,990	559,382
(*): This line includes mainly the exchange difference on translation mainly from Brazilian companies.

NOTE 6. INCOME TAXES

The tax rates applicable in the countries in which Arauco operates are 27% in Chile, 35% in Argentina, 30% in Mexico, 34% in Brazil, 25% in Uruguay and 21% in the United States (federal tax rate).

Deferred Tax Assets

The following table sets forth the deferred tax assets as of the dates indicated:

	12-31-2024	12-31-2023
Deferred tax assets	ThU.S.$	ThU.S.$
Deferred tax assets relating to liabilities provisions	11,125	14,008
Deferred tax assets relating to investments (*)	-	78,061
Deferred tax assets relating to post-employment benefits	23,063	25,726
Deferred tax assets relating to property, plant and equipment	89,655	80,410
Deferred tax assets relating to impairment provision	5,672	12,319
Deferred tax assets relating to financial instruments	87,134	82,535
Deferred tax assets relating to tax loss carry forward	235,828	233,468
Deferred tax assets relating to biological assets	4,806	-
Deferred tax assets relating to inventories	27,374	25,011
Deferred tax assets relating to provisions for income	35,889	16,807
Deferred tax assets relating to allowance for doubtful accounts	3,160	2,384
Deferred tax assets relating to intangible revaluation	215	35
Deferred tax assets relating to other deductible temporary differences	73,791	39,065
Total deferred tax assets	597,712	609,829
Offsetting presentation	(524,303)	(521,262)
Net effect	73,409	88,567
(*) See explanatory text in note 22

Certain subsidiaries of Arauco mainly in Chile and Brazil, as of the date of these consolidated financial statements, present tax losses for which we estimate that, given the projection of future profits, will allow the recovery of the deferred tax assets recorded. The total amount of these tax losses is ThU.S.$ 928,974 (ThU.S.$ 956,949 as of December 31, 2023).

In addition, as of the closing date of these consolidated financial statements, there are ThU.S.$ 129,300 (ThU.S.$ 251,396 as of December 31, 2023) of non-recoverable tax losses mainly from subsidiaries in the United States and Netherlands. The estimated recovery period exceeds the expiry date of such tax losses.

Deferred tax liabilities

The following table sets forth the deferred tax liabilities as of the dates indicated:

	12-31-2024	12-31-2023
Deferred tax liabilities	ThU.S.$	ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	1,374,164	1,415,101
Deferred tax liabilities relating to financial instruments	18,887	26,766
Deferred tax liabilities relating to biological assets	469,770	475,592
Deferred tax liabilities relating to inventory	56,101	57,619
Deferred tax liabilities relating to prepaid expenses	34,889	36,837
Deferred tax liabilities relating to intangible	6,089	10,420
Deferred tax liabilities relating to other taxable temporary differences	33,915	42,551
Total deferred tax liabilities	1,993,815	2,064,886
Offsetting presentation	(524,303)	(521,262)
Net effect	1,469,512	1,543,624

The effect of this period in current and deferred tax liabilities related to financial hedging instruments corresponds to a debit of ThU.S.$ 6,075 as of December 31, 2024 (credit of ThU.S.$ 19,610 as of December 31, 2023), which is presented net in reserves for cash flow hedges in the consolidated statement of changes in equity.

Reconciliation of deferred tax assets and liabilities

	Opening balance 01-01-2024	Deferred tax income (expenses)	Deferred tax of ítems charged to equity	Increase (decrease) business combination	Increase (decrease) net exchange differences	Closing balance 12-31-2024
Deferred tax assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax assets relating to liabilities provisions	14,008	(1,857)	-	-	(1,026)	11,125
Deferred tax assets relating to investments	78,061	57,110	(135,171)	-	-	-
Deferred tax assets relating to post-employment benefits	25,726	(2,866)	207	-	(4)	23,063
Deferred tax assets relating to property, plant and equipment	80,410	10,928	-	644	(2,327)	89,655
Deferred tax assets relating to impairment provision	12,319	(4,408)	-	-	(2,239)	5,672
Deferred tax assets relating to financial instruments	82,535	14,618	(7,337)	-	(2,682)	87,134
Deferred tax assets relating to tax loss carry forward	233,468	7,183	-	-	(4,823)	235,828
Deferred tax assets relating to biological assets	-	4,806	-		-	4,806
Deferred tax assets relating to inventories	25,011	2,634	-	-	(271)	27,374
Deferred tax assets relating to provisions for income	16,807	19,076	-	-	6	35,889
Deferred tax assets relating to allowance for doubtful accounts	2,384	791	-	-	(15)	3,160
Deferred tax assets relating to intangible revaluation	35	180	-	-	-	215
Deferred tax assets relating to other deductible temporary differences	39,065	37,220	-	-	(2,494)	73,791
Total deferred tax assets	609,829	145,415	(142,301)	644	(15,875)	597,712

	Opening balance 01-01-2024	Deferred tax (income) expenses	Deferred tax of items charged to equity	Increase (decrease) business combination	Increase (decrease) net exchange differences	Closing balance 12-31-2024
Deferred tax liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	1,415,101	(29,618)	-	-	(11,319)	1,374,164
Deferred tax liabilities relating to financial instruments	26,766	(6,617)	(1,262)	-	-	18,887
Deferred tax liabilities relating to biological assets	475,592	(8,089)	-	2,649	(382)	469,770
Deferred tax liabilities relating to inventory	57,619	(1,411)	-	-	(107)	56,101
Deferred tax liabilities relating to prepaid expenses	36,837	(1,947)	-	-	(1)	34,889
Deferred tax liabilities relating to intangible	10,420	(2,632)	-	-	(1,699)	6,089
Deferred tax liabilities relating to other taxable temporary differences	42,551	(5,471)	-	-	(3,165)	33,915
Total deferred tax liabilities	2,064,886	(55,785)	(1,262)	2,649	(16,673)	1,993,815

	Opening balance 01-01-2023	Deferred tax income (expenses)	Deferred tax of items charged to equity	Increase (decrease) business combination	Decrease due to classification to held for sale	Increase (decrease) net exchange differences	Closing balance 12-31-2023
Deferred tax assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax Assets relating to liabilities provisions	17,896	(3,993)	-	-	(280)	385	14,008
Deferred tax Assets relating to investments	-	(57,110)	135,171	-	-	-	78,061
Deferred tax Assets relating to post-employment benefits	25,904	(924)	736	-	-	10	25,726
Deferred tax Assets relating to property, plant and equipment	45,919	34,370	-	-	-	121	80,410
Deferred tax Assets relating to impairment provision	13,517	(1,907)	-	-	-	709	12,319
Deferred tax Assets relating to financial instruments	53,347	15,191	17,397	-	(3,986)	586	82,535
Deferred tax Assets relating to tax loss carry forward	110,526	121,524	-	3,516	(3,387)	1,289	233,468
Deferred tax Assets relating to inventories	20,942	4,047	-	-	(50)	72	25,011
Deferred tax Assets relating to provisions for income	9,941	6,859	-	-	-	7	16,807
Deferred tax Assets relating to allowance for doubtful accounts	2,472	(90)	-	-	-	2	2,384
Deferred tax Assets relating to intangible revaluation	1,466	(1,055)	-	-	(457)	81	35
Deferred tax Assets relating to other deductible temporary differences	25,777	12,885	-	-	(239)	642	39,065
Total deferred tax assets	327,707	129,797	153,304	3,516	(8,399)	3,904	609,829

	Opening balance 01-01-2023	Deferred tax (income) Expenses	Deferred tax of items charged to equity	Increase (decrease) business combination	Decrease due to classification to held for sale	Increase (decrease) net exchange differences	Closing balance 12-31-2023
Deferred tax liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	1,421,116	4,372	-	-	(15,638)	5,251	1,415,101
Deferred tax liabilities relating to financial instruments	27,806	1,173	(2,213)	-	-	-	26,766
Deferred tax liabilities relating to biological assets	527,988	2,157	-	-	(60,167)	5,614	475,592
Deferred tax liabilities relating to inventory	56,531	1,059	-	-	-	29	57,619
Deferred tax liabilities relating to prepaid expenses	37,760	(891)	-	-	-	(32)	36,837
Deferred tax liabilities relating to intangible	10,173	(311)	-	-	-	558	10,420
Deferred tax liabilities relating to other taxable temporary differences	23,237	18,224	-	208	-	882	42,551
Total deferred tax liabilities	2,104,611	25,783	(2,213)	208	(75,805)	12,302	2,064,886

	Opening balance 01-01-2022	Deferred tax income (expenses)	Deferred tax of items charged to equity	Increase (decrease) net exchange differences	Closing balance 12-31-2022
Deferred tax assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax Assets relating to liabilities provisions	13,987	3,767	-	142	17,896
Deferred tax Assets relating to post-employment benefits	19,738	745	5,403	18	25,904
Deferred tax Assets relating to property, plant and equipment	32,480	13,439	-	-	45,919
Deferred tax Assets relating to impairment provision	8,564	4,664	-	289	13,517
Deferred tax Assets relating to financial instruments	108,910	(8,024)	(47,883)	344	53,347
Deferred tax Assets relating to tax loss carry forward	24,972	83,930	-	1,624	110,526
Deferred tax Assets relating to inventories	18,793	2,120	-	29	20,942
Deferred tax Assets relating to provisions for income	19,323	(9,408)	-	26	9,941
Deferred tax Assets relating to allowance for doubtful accounts	4,625	(2,155)	-	2	2,472
Deferred tax Assets relating to intangible revaluation	2,301	(1,013)	-	178	1,466
Deferred tax Assets relating to tax credits	8,996	(8,996)	-	-	-
Deferred tax Assets relating to other deductible temporary differences	24,328	647	-	802	25,777
Total deferred tax assets	287,017	79,716	(42,480)	3,454	327,707

	Opening balance 01-01-2022	Deferred tax (income) expenses	Deferred tax of items charged to equity	Increase (decrease) net exchange differences	Closing balance 12-31-2022
Deferred tax liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	1,281,546	130,377	-	3,250	1,415,173
Deferred tax liabilities relating to financial instruments	25,334	5,712	2,704	(1)	33,749
Deferred tax liabilities relating to biological assets	605,166	(80,917)	-	3,739	527,988
Deferred tax liabilities relating to inventory	46,336	10,272	-	(77)	56,531
Deferred tax liabilities relating to prepaid expenses	38,088	(337)	-	9	37,760
Deferred tax liabilities relating to intangible	12,511	(2,648)	-	310	10,173
Deferred tax liabilities relating to other taxable temporary differences	18,204	4,520	-	513	23,237
Total deferred tax liabilities	2,027,185	66,979	2,704	7,743	2,104,611

Temporary differences

The following tables summarize the deductible and taxable temporary differences:

Detail of classes of deferred tax temporary differences	12-31-2024		12-31-2023
	Deductible	Taxable	Deductible	Taxable
	difference	difference	difference	difference
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax assets	361,884	-	376,361	-
Deferred tax assets - tax loss carry forward	235,828	-	233,468	-
Deferred tax liabilities	-	1,993,815	-	2,064,886
Total	597,712	1,993,815	609,829	2,064,886

Detail of temporary difference income and loss amounts	January – December
	2024	2023	2022
	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax assets (*)	137,991	8,275	(4,214)
Deferred tax assets - tax loss carry forward (*)	4,175	121,522	83,930
Deferred tax liabilities (*)	53,104	(25,783)	(66,979)
Total	195,270	104,014	12,737

(*) Includes deferred tax expenses related to temporary differences (ThU.S.$ 2,922 as of December 31, 2024), and tax losses (ThU.S.$ 3,008 as of December 31, 2024) generated by Brazilian companies previously classified as held for sale, through the sale date, see Note 14.

Income tax expense

Income tax expense consists of the following:

	January – December
	2024	2023	2022
Income tax composition	ThU.S.$	ThU.S.$	ThU.S.$
Current income tax expense	(521,903)	(122,530)	(350,143)
Tax benefit arising from tax credit used to reduce current tax expense	177,291	60,934	126,545
Prior period current income tax adjustments	(1,747)	(11,037)	4,716
Other current benefit tax (expenses)	(19,311)	(4,088)	64,024
Current tax expense, net	(365,670)	(76,721)	(154,858)

Deferred tax expense relating to origination and reversal of temporary differences (*)	191,095	(17,508)	(71,193)
Tax benefit arising from tax credits used to reduce deferred tax expense (*)	4,175	121,522	83,930
Total deferred tax benefit (expense), net	195,270	104,014	12,737
Total income tax benefit (expense)	(170,400)	27,293	(142,121)

(*) Includes deferred tax expenses related to temporary differences (ThU.S.$ 2,922 as of December 31, 2024), and tax losses (ThU.S.$ 3,008 as of December 31, 2024) generated by Brazilian companies classified as held for sale, through the sale date, see Note 22.

The following table presents the current income tax expense detailed by foreign and domestic (Chile) companies for the year ended December 31, 2024, 2023 and 2022:

	January – December
	2024	2023	2022
	ThU.S.$	ThU.S.$	ThU.S.$
Foreign current income tax expense	(113,313)	(57,856)	(96,745)
Domestic current income tax expense	(252,357)	(18,865)	(58,113)
Total current income tax expense	(365,670)	(76,721)	(154,858)

Foreign deferred tax benefit (expense) (*)	113,445	(28,941)	64,462
Domestic deferred tax benefit (expense)	81,825	132,955	(51,725)
Total deferred tax benefit (expense)	195,270	104,014	12,737

Total income tax benefit (expense)	(170,400)	27,293	(142,121)
(*) Includes deferred tax expenses (ThU.S.$ 5,930 as of December 31, 2024) generated by Brazilian companies previously classified as held for sale, through the sale date, see Note 22.

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.

The reconciliation of income tax expense is as follows:

	January – December
Reconciliation of income tax from statutory rate to effective tax rate	2024	2023	2022
	ThU.S.$	ThU.S.$	ThU.S.$
Statutory domestic (Chile) income tax rate	27%	27%	27%
Tax expense at statutory tax rate	(174,604)	104,171	(228,514)
Tax effect of foreign tax rates	14,935	2,418	8,853
Tax effect of income exempt from taxation	130,193	85,540	80,229
Tax effect of not deductible expenses	(166,531)	(61,380)	(40,149)
Tax rate effect of previously unrecognized tax loss	-	-	81
Tax effect of a new evaluation of deferred tax assets (*)	64,350	(79,121)	1,557
Tax effect of tax provided in excess in prior periods	(1,747)	(11,037)	4,716
Other tax rate effects (**)	(36,996)	(13,298)	31,106
Total adjustments to tax expense at applicable tax rate	4,204	(76,878)	86,393
Tax benefit (expense) at effective tax rate	(170,400)	27,293	(142,121)
(*) It corresponds mainly to the tax effect associated with the inflation adjustment on Argentine tax bases.
(**) It mainly includes the tax effect generated by the exchange difference in the conversion of tax bases with local currency other than the functional currency.

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

In this way, and based on its best estimates, Arauco has considered the impact that these regulations could have in all the jurisdictions in which it operates, and to date has determined that these will only have an impact with respect to some of its operations in Uruguay, recognizing for a preliminary tax provision of ThU.S.$ 14,136.

Current tax assets and liabilities

The current tax assets and liabilities balances are as follow:

	12-31-2024	12-31-2023
Current tax assets	ThU.S.$	ThU.S.$
Monthly Provisional Payments	45,691	18,065
Income tax receivable	30,058	91,177
Provision tax income	(45,129)	(37,560)
Other tax receivables	44,993	47,349
Total	75,613	119,031

F-39

	12-31-2024	12-31-2023
Current tax liabilities	ThU.S.$	ThU.S.$
Provision tax income (First category)	230,727	48,874
Monthly Provisional Payments and other tax receivables	(203,450)	(33,012)
Other tax payables	288	(2,544)
Total	27,565	13,318

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

	12-31-2024	12-31-2023
	ThU.S.$	ThU.S.$
Property, plant and equipment, net
Construction work in progress	725,744	611,424
Land	931,333	882,222
Buildings	3,663,306	3,774,756
Plant and equipment	3,984,319	4,074,957
Information technology equipment	41,250	42,659
Fixtures and fittings	12,288	12,795
Motor vehicles	54,744	50,678
Other property, plant and equipment	197,087	157,625
Total net	9,610,071	9,607,116

Property, plant and equipment, gross
Construction work in progress	725,744	611,424
Land	931,333	882,222
Buildings	6,505,187	6,425,405
Plant and equipment	8,988,084	8,947,315
Information technology equipment	141,492	136,672
Fixtures and fittings	55,785	54,560
Motor vehicles	119,251	108,528
Other property, plant and equipment	215,056	175,501
Total gross	17,681,932	17,341,627

Accumulated depreciation and impairment
Buildings	(2,841,881)	(2,650,649)
Plant and equipment	(5,003,765)	(4,872,358)
Information technology equipment	(100,242)	(94,013)
Fixtures and fittings	(43,497)	(41,765)
Motor vehicles	(64,507)	(57,850)
Other property, plant and equipment	(17,969)	(17,876)
Total	(8,071,861)	(7,734,511)

Description of property, plant and equipment pledged as security for liabilities

As of December 31, 2024, there are no significant assets pledged as collateral to be
disclosed in these consolidated financial statements.

Disbursements commitments for the acquisition of property, plant and equipment and disbursements for property, plant and equipment under construction.

	12-31-2024	12-31-2023
	ThU.S.$	ThU.S.$
Amount committed for the acquisition of property, plant and equipment	1,918,997	239,815

Reconciliation of property, plant and equipment

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment as of December 31, 2024 and December 31, 2023
:

Reconciliation of property, plant and	Construction work in progress	Land	Buildings	Plant and equipment	IT equipment	Fixtures and fittings	Motor vehicles	Other property, plant and equipment	Total
equipment	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2024	611,424	882,222	3,774,756	4,074,957	42,659	12,795	50,678	157,625	9,607,116
Changes
Additions	627,882	34,531	10,667	59,509	687	778	4,107	33,279	771,440
Business combination	-	29,972	274	14	-	12	-	4	30,276
Disposals	(560)	(524)	(5,091)	(1,681)	(43)	(99)	(914)	-	(8,912)
Withdrawals	(3,864)	(139)	(3,416)	(14,129)	(158)	(30)	(251)	(741)	(22,728)
Depreciation	-	-	(222,523)	(393,772)	(8,504)	(3,073)	(9,476)	(1,297)	(638,645)
Impairment loss recognized in profit or loss	-	-	(1,082)	(7,799)	(35)	(567)	-	-	(9,483)
Increase (decrease) through net exchange differences	(23,171)	(22,583)	(16,113)	(42,634)	(394)	(96)	(2,624)	(4,402)	(112,017)
Reclassification of assets held for sale	-	(3,601)	-	-	-	-	-	12,000	8,399
Transfers from construction in progress closed and reclassifications	(485,967)	11,455	125,834	322,902	7,038	2,568	15,551	619	-
Reclassification from lease to property, plant and equipment	-	-	-	292	-	-	-	-	292
Decrease through transfers of leasing assets	-	-	-	(13,340)	-	-	(2,327)	-	(15,667)
Total changes	114,320	49,111	(111,450)	(90,638)	(1,409)	(507)	4,066	39,462	2,955
Closing balance 12-31-2024	725,744	931,333	3,663,306	3,984,319	41,250	12,288	54,744	197,087	9,610,071

Reconciliation of property, plant and	Construction work in progress	Land	Buildings	Plant and equipment	IT equipment	Fixtures and fittings	Motor vehicles	Other property, plant and equipment	Total
equipment	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2023	3,592,689	893,237	2,085,868	2,760,925	22,642	11,017	45,927	130,030	9,542,335
Changes
Additions	686,387	20,611	41,435	63,303	1,135	329	5,379	26,784	845,363
Business combination	-	-	19	428	-	13	2	227	689
Disposals	(242)	(2,348)	(1,669)	(7,087)	(839)	(5)	(107)	-	(12,297)
Withdrawals	(1,659)	(266)	(1,533)	(11,957)	(14)	(14)	(24)	-	(15,467)
Depreciation	-	-	(218,546)	(394,057)	(8,954)	(3,425)	(8,852)	(1,430)	(635,264)
Impairment loss recognized in profit or loss	-	-	(20,883)	(48,527)	(322)	(14)	(5)	-	(69,751)
Increase (decrease) through net exchange differences	2,717	9,635	14,069	41,432	177	46	1,441	1,200	70,717
Reclassification of assets held for sale	(2,524)	(38,647)	(5,384)	(17,628)	(326)	(67)	(4,388)	-	(68,964)
Transfers from construction in progress closed and reclassifications	(3,665,944)	-	1,881,380	1,717,243	29,160	4,915	32,432	814	-
Reclassification from lease to property, plant and equipment	-	-	-	455	-	-	-	-	455
Decrease through transfers of leasing assets	-	-	-	(29,573)	-	-	(21,127)	-	(50,700)
Total changes	(2,981,265)	(11,015)	1,688,888	1,314,032	20,017	1,778	4,751	27,595	64,781
Closing balance 12-31-2023	611,424	882,222	3,774,756	4,074,957	42,659	12,795	50,678	157,625	9,607,116

The depreciation expense for the period ended December 31, 2024, 2023 and 2022 is as follows:

	January-December
	2024	2023	2022
Depreciation for the year	ThU.S.$	ThU.S.$	ThU.S.$
Cost of sales	584,343	535,244	408,248
Administrative expenses	30,007	29,009	18,413
Other expenses	14,709	46,122	15,009
Total	629,059	610,375	441,670

The useful lives of property, plant and equipment are estimated based on the expected use of the assets. The average useful lives by asset class are as follow:

Years of Useful Life (Average)
Buildings	58
Plant and equipment	30
Information technology equipment	8
Fixtures and fittings	28
Motor vehicles	7
Other property, plant and equipment	14

As of December 31, 2024 and 2023 there are not significant costs for capitalized borrowing (see Note 12).

NOTE 8.  Leases

Arauco acting as lessee
Right of use assets

	12-31-2024	12-31-2023
	ThU.S.$	ThU.S.$
Property, plant and equipment by right of use, net

Land	599,101	460,386
Buildings	15,992	16,412
Plant and equipment	63,102	60,993
Information technology equipment	392	186
Motor vehicles	80,464	50,869
Other property, plant and equipment	12,835	11,515
Total net	771,886	600,361

Property, plant and equipment by right of use, gross

Land	660,753	493,297
Buildings	32,265	35,183
Plant and equipment	93,922	85,252
Information technology equipment	784	412
Motor vehicles	269,228	223,708
Other property, plant and equipment	15,845	12,666
Total gross	1,072,797	850,518

Accumulated depreciation and impairment by right of use

Land	(61,652)	(32,911)
Buildings	(16,273)	(18,771)
Plant and equipment	(30,820)	(24,259)
Information technology equipment	(392)	(226)
Motor vehicles	(188,764)	(172,839)
Other property, plant and equipment	(3,010)	(1,151)
Total	(300,911)	(250,157)

Reconciliation of property, plant and equipment by right of use

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment by right of use as of December 31, 2024 and 2023
:

Reconciliation of property, plant	Land	Buildings	Plant and equipment	IT equipment	Motor vehicles	Other property, plant and equipment	Total
and equipment by right of use	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2024	460,386	16,412	60,993	186	50,869	11,515	600,361
Changes
Additions	280,671	8,385	9,103	511	58,954	3,797	361,421
Disposals	-	(2,474)	-	-	(130)	-	(2,604)
Withdrawals	-	(539)	-	-	(178)	-	(717)
Depreciation (*)	(31,792)	(5,604)	(6,641)	(204)	(28,977)	(2,200)	(75,418)
Increase (decrease) through net exchange differences	(110,574)	(131)	(353)	(101)	(74)	15	(111,218)
Reclassification from lease to Property, plant and equipment	-	-	-	-	-	(292)	(292)
Increase (decrease) through others	410	(57)	-	-	-	-	353
Total changes	138,715	(420)	2,109	206	29,595	1,320	171,525
Closing balance 12-31-2024	599,101	15,992	63,102	392	80,464	12,835	771,886

Reconciliation of property, plant	Land	Buildings	Plant and equipment	IT equipment	Motor vehicles	Other property, plant and equipment	Total
and equipment by right of use	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2023	195,290	16,731	66,709	157	24,437	3,163	306,487
Changes
Additions	307,524	5,196	31	186	53,171	10,151	376,259
Business combination	-	231	-	-	-	-	231
Withdrawals	(14,191)	(23)	(242)	(21)	(1,381)	(626)	(16,484)
Depreciation (*)	(23,759)	(5,666)	(5,526)	(147)	(25,978)	(797)	(61,873)
Increase (decrease) through net exchange differences	12,816	(29)	21	9	99	-	12,916
Reclassification from lease to Property, plant and equipment	-	-	-	-	-	(455)	(455)
Increase (decrease) through others	14	(28)	-	2	521	79	588
Reclassification of assets held for sale	(17,308)	-	-	-	-	-	(17,308)
Total changes	265,096	(319)	(5,716)	29	26,432	8,352	293,874
Closing balance 12-31-2023	460,386	16,412	60,993	186	50,869	11,515	600,361

(*) The amount of depreciation related to land leased for plantations is reclassified to biological assets to form part of the formation costs.

Lease liabilities and their maturity are presented in Notes 11 and 23.

The depreciation expense for the period ending December 31, 2024, 2023 and 2022 recognized in property, plant and equipment by right of use is as follows:

	January - December
	2024	2023	2022
Depreciation for the period	ThU.S.$	ThU.S.$	ThU.S.$
Cost of sales	35,005	28,082	40,539
Distribution costs	1,068	1,184	2,975
Administrative expenses	7,110	7,361	7,103
Total	43,183	36,627	50,617

Additionally, Arauco has recognized directly in the consolidated statement
of profit or loss, the following leases excluded from right of use assets:

	January – December
	2024	2023	2022
	ThU.S.$	ThU.S.$	ThU.S.$
Expenses from payments of variable leases	(231,094)	(206,332)	208,812
Expenses from low value leases	(4,603)	(3,899)	6,696
Expenses from short-term leases	(39,047)	(39,878)	34,857
Income from sublease of right of use assets	628	464	-

Arauco acting as lessor
Reconciliation of financial lease minimum payments:

	12-31-2024
	Gross	Interest	Present value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	17,247	-	17,247
Between one and six years	53,664	3,224	50,440
Total	70,911	3,224	67,687

	12-31-2023
	Gross	Interest	Present value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	16,314	-	16,314
Between one and six years	69,226	4,615	64,611
Total	85,540	4,615	80,925

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

NOTE 9. REVENUE

	January – December
	2024	2023	2022
Classes of revenue	ThU.S.$	ThU.S.$	ThU.S.$
Revenue from sales of goods	6,415,109	5,869,341	6,997,617
Revenue from rendering of services	131,037	142,478	104,453
Total	6,546,146	6,011,819	7,102,070

The reportable segments revenues by business area and by geographical area are presented in Note 24.

NOTE 10. EMPLOYEE BENEFITS

Classes of benefits and expenses by employee

	January - December
	2024	2023	2022
	ThU.S.$	ThU.S.$	ThU.S.$
Employee expenses	711,016	747,288	718,990
Wages and salaries	690,996	717,548	697,833
Severance indemnities	20,020	29,740	21,157

	2024	2023	2022
Discount rate	3.23%	3.23%	3.02%
Inflation	3.20%	3.20%	3.20%
Annual rate of wage growth	5.22%	5.22%	5.22%
Mortality rate	RV-2020	RV-2014	RV-2014

Sensitivities to assumptions	2024 ThU.S.$

Discount rate
Increase in 100 bps	(5,721)
Decrease in 100 bps	6,546

Wage growth rates
Increase in 100 bps	5,773
Decrease in 100 bps	(5,099)

The following tables set forth the balances and the reconciliation of the present value of severance indemnities obligations as of December 31, 2024 and 2023:

	12-31-2024	12-31-2023
	ThU.S.$	ThU.S.$
Current	6,669	7,863
Non-current	77,634	86,462
Total	84,303	94,325

	12-31-2024	12-31-2023
Reconciliation of the present value of severance indemnities obligations	ThU.S.$	ThU.S.$
Opening balance	94,325	95,260
Current service cost	5,979	9,833
Interest cost	4,367	4,737
(Gains) losses from changes in actuarial assumptions	22	131
Actuarial gains and losses arising from experience	743	2,595
Benefits paid	(7,152)	(16,197)
Increase (decrease) for foreign currency exchange rates changes	(13,981)	(2,034)
Closing balance	84,303	94,325

The average staffing as of December 31,
2024
was 18,928 people.

NOTE 11. BALANCES IN FOREIGN CURRENCY AND FOREIGN CURRENCY EXCHANGE RATE IMPACT IN PROFIT OR LOSS.

	U.S dollar	Euros	Brazilian real	Argentine pesos	Mexican pesos	Other currencies	Chilean pesos	U.F.	Total
December 31, 2024	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Assets
Current assets
Cash and cash equivalents	668,888	8,754	117,848	12,642	40,128	11,794	211,506	-	1,071,560
Other current financial assets	25,949	-	-	-	-	-	11	-	25,960
Other current non-financial assets	104,366	562	17,153	31,100	20,539	9,551	77,821	-	261,092
Trade and other current receivables	815,884	28,149	38,327	26,569	33,704	1,077	92,401	18,596	1,054,707
Accounts receivable due from related companies	5,646	-	-	1,812	-	-	2,701	-	10,159
Current Inventories	1,335,410	-	81,043	-	37,954	-	1,853	-	1,456,260
Current biological assets	304,302	-	11,198	-	-	-	-	-	315,500
Current tax assets	70,105	-	2,636	-	515	-	2,357	-	75,613
Non-current assets or disposal groups classified as held for sale	3,330,550	37,465	268,205	72,123	132,840	22,422	388,650	18,596	4,270,851
Non-current assets or disposal groups classified as held for sale	3,708	-	13	-	46	-	-	-	3,767
Total current assets	3,334,258	37,465	268,218	72,123	132,886	22,422	388,650	18,596	4,274,618

Non-current assets
Other non-current financial assets	16,747	-	-	-	-	-	-	-	16,747
Other non-current non-financial assets	58,937	-	24,043	-	629	8	1,419	-	85,036
Trade and other non-current receivables	2,784	-	9,891	458	-	-	1,505	51,097	65,735
Investments accounted for using equity method	106,784	211,345	41,352	-	-	-	47,130	-	406,611
Intangible assets other than goodwill	52,318	-	2,368	-	63	-	1,231	-	55,980
Goodwill	41,286	-	10,039	-	-	-	-	-	51,325
Property, plant and equipment	8,917,848	-	462,845	-	228,153	-	1,225	-	9,610,071
Right of use assets	225,551	-	544,198	-	1,932	-	205	-	771,886
Non-current biological assets	2,554,897	-	192,997	-	-	-	-	-	2,747,894
Deferred tax assets	21,407	-	48,554	-	714	-	2,734	-	73,409
Total non-current assets	11,998,559	211,345	1,336,287	458	231,491	8	55,449	51,097	13,884,694

Total assets	15,332,817	248,810	1,604,505	72,581	364,377	22,430	444,099	69,693	18,159,312

	U.S dollar	Euros	Brazilian real	Argentine pesos	Mexican pesos	Other currencies	Chilean pesos	U.F.	Total
December 31, 2024	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Liabilities
Current liabilities

Other current financial liabilities	191,900	67,987	36,538	-	-	-	-	52,480	348,905
Current lease liabilities	13,273	113	13,435	-	584	965	22,582	4,899	55,851
Trade and other current payables	188,747	21,414	78,396	47,373	24,199	16,411	331,286	38,145	745,971
Accounts payable to related companies	426	-	3,007	-	-	-	7,130	-	10,563
Other short-term provisions	490	-	-	-	-	-	111	1,236	1,837
Current tax liabilities	3,086	12,092	1,184	8,252	2,951	-	-	-	27,565
Current provisions for employee benefits	-	-	-	-	-	-	6,669	-	6,669
Other current non-financial liabilities	125,483	94	21,938	6,714	2,999	9	8,328	24	165,589
Current liabilities other than liabilities included in disposal groups classified as held for sale	523,405	101,700	154,498	62,339	30,733	17,385	376,106	96,784	1,362,950
Liabilities included in disposal groups classified as held for sale	-	-	-	-	-	-	-	-	-
Total liabilities, current	523,405	101,700	154,498	62,339	30,733	17,385	376,106	96,784	1,362,950

Non-current liabilities
Other non-current financial liabilities	3,534,436	255,430	164,899	-	-	-	-	1,766,947	5,721,712
Non-current lease liabilities	120,661	295	490,778	-	523	49	43,238	16,595	672,139
Other non-current payables	23,942	-	3,266	-	-	-	8,102	-	35,310
Non-current accounts payable to related companies	26,207	-	-	-	-	-	-	-	26,207
Other long-term provisions	-	-	6,785	26,294	-	-	42	-	33,121
Deferred tax liabilities	1,443,086	-	21,645	-	4,781	-	-	-	1,469,512
Non-current provisions for employee benefits	-	-	-	-	1,211	-	76,423	-	77,634
Other non-current non-financial liabilities	-	-	36,075	64	-	-	873	-	37,012
Total non- current liabilities	5,148,332	255,725	723,448	26,358	6,515	49	128,678	1,783,542	8,072,647

Total liabilities	5,671,737	357,425	877,946	88,697	37,248	17,434	504,784	1,880,326	9,435,597

	U.S dollar	Euros	Brazilian real	Argentine pesos	Mexican pesos	Other currencies	Chilean pesos	U.F.	Total
December 31, 2023	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Assets
Current assets
Cash and cash equivalents	310,108	6,532	30,402	58,592	26,439	3,149	134,786	-	570,008
Other current financial assets	20,303	-	-	25,301	-	-	-	-	45,604
Other current non-financial assets	61,669	569	31,594	2,945	2,975	8,671	131,831	-	240,254
Trade and other current receivables	711,883	30,330	67,137	19,916	34,234	640	115,907	17,855	997,902
Accounts receivable due from related companies	-	-	-	174	-	-	2,442	-	2,616
Current Inventories	1,234,477	-	117,927	-	46,389	-	1,053	-	1,399,846
Current biological assets	298,703	-	72,254	-	-	-	-	-	370,957
Current tax assets	103,781	-	3,716	-	9,007	1,388	1,139	-	119,031
Non-current assets or disposal groups classified as held for sale	2,740,924	37,431	323,030	106,928	119,044	13,848	387,158	17,855	3,746,218
Non-current assets or disposal groups classified as held for sale	107	-	429,197	-	56	-	-	-	429,360
Total current assets	2,741,031	37,431	752,227	106,928	119,100	13,848	387,158	17,855	4,175,578

Non-current assets
Other non-current financial assets	33,512	-	-	-	-	-	-	-	33,512
Other non-current non-financial assets	64,784	-	28,415	4,965	620	8	382	-	99,174
Trade and other non-current receivables	20,613	-	21,614	-	-	-	1,889	64,385	108,501
Investments accounted for using equity method	137,746	215,322	34,557	-	-	-	35,986	-	423,611
Intangible assets other than goodwill	62,868	-	3,352	-	211	-	-	-	66,431
Goodwill	41,458	-	14,433	-	-	-	-	-	55,891
Property, plant and equipment	9,037,099	-	406,713	-	162,067	-	1,237	-	9,607,116
Right of use assets	203,637	-	395,560	-	1,164	-	-	-	600,361
Non-current biological assets	2,496,739	-	154,883	-	-	-	-	-	2,651,622
Deferred tax assets	81,309	-	6,947	-	311	-	-	-	88,567
Total non-current assets	12,179,765	215,322	1,066,474	4,965	164,373	8	39,494	64,385	13,734,786

Total assets	14,920,796	252,753	1,818,701	111,893	283,473	13,856	426,652	82,240	17,910,364

	U.S dollar	Euros	Brazilian real	Argentine pesos	Mexican pesos	Other currencies	Chilean pesos	U.F.	Total
December 31, 2023	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Liabilities
Current liabilities

Other current financial liabilities	935,282	72,415	19,143	496	-	-	-	55,189	1,082,525
Current lease liabilities	11,215	95	17,487	-	1,879	66	11,107	5,393	47,242
Trade and other current payables	150,867	18,933	88,484	46,403	18,336	14,609	381,289	41,534	760,455
Accounts payable to related companies	-	-	-	-	-	-	6,958	-	6,958
Other short-term provisions	2,542	-	-	-	-	-	18	1,345	3,905
Current tax liabilities	13,313	-	5	-	-	-	-	-	13,318
Current provisions for employee benefits	-	-	-	-	-	-	7,863	-	7,863
Other current non-financial liabilities	9,095	61	25,086	3,014	7,827	1	5,064	-	50,148
Current liabilities other than liabilities included in disposal groups classified as held for sale	1,122,314	91,504	150,205	49,913	28,042	14,676	412,299	103,461	1,972,414
Liabilities included in disposal groups classified as held for sale	-	-	99,328	-	-	-	-	-	99,328
Total liabilities, current	1,122,314	91,504	249,533	49,913	28,042	14,676	412,299	103,461	2,071,742

Non-current liabilities
Other non-current financial liabilities	3,453,766	342,013	186,687	-	-	-	-	1,539,102	5,521,568
Non-current lease liabilities	114,984	55	346,524	-	1,661	130	22,382	26,404	512,140
Other non-current payables	22,814	-	9,714	-	-	-	18,049	-	50,577
Non-current accounts payable to related companies	22,981	-	-	-	-	-	-	-	22,981
Other long-term provisions	-	-	3,299	25,352	-	-	-	-	28,651
Deferred tax liabilities	1,506,687	-	29,744	-	7,193	-	-	-	1,543,624
Non-current provisions for employee benefits	-	-	-	-	1,209	-	85,253	-	86,462
Other non-current non-financial liabilities	-	-	63,574	6	-	-	10	-	63,590
Total non-current liabilities	5,121,232	342,068	639,542	25,358	10,063	130	125,694	1,565,506	7,829,593

Total liabilities	6,243,546	433,572	889,075	75,271	38,105	14,806	537,993	1,668,967	9,901,335

F-47

	12-31-2024			12-31-2023
	Up to 90 days	From 91 days to 1 year	Total	Up to 90 days	From 91 days to 1 year	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total current liabilities	1,021,171	341,779	1,362,950	1,030,309	1,041,433	2,071,742

Other current financial liabilities	60,710	288,195	348,905	124,220	958,305	1,082,525
U.S. dollar	36,401	155,499	191,900	116,665	818,617	935,282
Euros	-	67,987	67,987	-	72,415	72,415
Brazilian real	24,309	12,229	36,538	7,059	12,084	19,143
Argentine pesos	-	-	-	496	-	496
U.F.	-	52,480	52,480	-	55,189	55,189

Bank borrowings	28,154	220,673	248,827	86,243	388,779	475,022
U.S. dollar	3,845	140,457	144,302	79,184	304,280	383,464
Euros	-	67,987	67,987	-	72,415	72,415
Brazilian real	24,309	12,229	36,538	7,059	12,084	19,143

Other borrowings	32,556	67,522	100,078	37,977	569,526	607,503
U.S. dollar	32,556	15,042	47,598	37,481	514,337	551,818
Argentine pesos	-	-	-	496	-	496
U.F.	-	52,480	52,480	-	55,189	55,189

Current lease liabilities	15,116	40,735	55,851	16,911	30,331	47,242
U.S. dollar	3,612	9,661	13,273	3,184	8,031	11,215
Euros	30	83	113	24	71	95
Brazilian real	3,729	9,706	13,435	8,848	8,639	17,487
Mexican pesos	147	437	584	458	1,421	1,879
Other currencies	107	858	965	16	50	66
Chilean pesos	5,698	16,884	22,582	2,648	8,459	11,107
U.F.	1,793	3,106	4,899	1,733	3,660	5,393

Trade and other current payables	741,847	4,124	745,971	744,010	16,445	760,455
U.S. dollar	188,747	-	188,747	150,702	165	150,867
Euros	21,414	-	21,414	18,933	-	18,933
Brazilian real	74,610	3,786	78,396	72,204	16,280	88,484
Argentine pesos	47,373	-	47,373	46,403	-	46,403
Mexican pesos	23,861	338	24,199	18,336	-	18,336
Other currencies	16,411	-	16,411	14,609	-	14,609
Chilean pesos	331,286	-	331,286	381,289	-	381,289
U.F.	38,145	-	38,145	41,534	-	41,534

Accounts payable to related companies	10,563	-	10,563	6,958	-	6,958
U.S. dollar	426	-	426	-	-	-
Brazilian real	3,007	-	3,007	-	-	-
Chilean pesos	7,130	-	7,130	6,958	-	6,958

Other short-term provisions	1,837	-	1,837	3,905	-	3,905
U.S. dollar	490	-	490	2,542	-	2,542
Chilean pesos	111	-	111	18	-	18
U.F.	1,236	-	1,236	1,345	-	1,345

Current tax liabilities	18,840	8,725	27,565	1,567	11,751	13,318
U.S. dollar	2,613	473	3,086	1,562	11,751	13,313
Euros	12,092	-	12,092	-	-	-
Brazilian real	1,184	-	1,184	5	-	5
Argentine pesos	-	8,252	8,252	-	-	-
Mexican pesos	2,951	-	2,951	-	-	-

Current provisions for employee benefits	6,669	-	6,669	7,863	-	7,863
Chilean pesos	6,669	-	6,669	7,863	-	7,863

Other current non-financial liabilities	165,589	-	165,589	25,547	24,601	50,148
U.S. dollar	125,483	-	125,483	6,868	2,227	9,095
Euros	94	-	94	61	-	61
Brazilian real	21,938	-	21,938	2,935	22,151	25,086
Argentine pesos	6,714	-	6,714	3,014	-	3,014
Mexican pesos	2,999	-	2,999	7,827	-	7,827
Other currencies	9	-	9	1	-	1
Chilean pesos	8,328	-	8,328	4,841	223	5,064
U.F.	24	-	24	-	-	-

Liabilities included in disposal groups classified as held for sale	-	-	-	99,328	-	99,328
Brazilian real	-	-	-	99,328	-	99,328

F-48

	12-31-2024				12-31-2023
	From 13 months to 3 years	From 3 years to 5 years	More than 5 years	Total	From 13 months to 3 years	From 3 years to 5 years	More than 5 years	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total non-current liabilities	2,905,653	1,040,941	4,126,053	8,072,647	2,434,678	1,034,845	4,360,070	7,829,593

Other non-current financial liabilities	1,686,157	885,612	3,149,943	5,721,712	1,181,498	877,395	3,462,675	5,521,568
U.S. dollar	1,166,799	495,482	1,872,155	3,534,436	594,470	494,363	2,364,933	3,453,766
Euros	126,200	129,230	-	255,430	134,999	138,032	68,982	342,013
Brazilian real	120,222	44,677	-	164,899	155,703	30,984	-	186,687
U.F.	272,936	216,223	1,277,788	1,766,947	296,326	214,016	1,028,760	1,539,102

Bank borrowings	728,289	173,907	-	902,196	786,031	169,016	68,982	1,024,029
U.S. dollar	481,867	-	-	481,867	495,329	-	-	495,329
Euros	126,200	129,230	-	255,430	134,999	138,032	68,982	342,013
Brazilian real	120,222	44,677	-	164,899	155,703	30,984	-	186,687

Other borrowings	957,868	711,705	3,149,943	4,819,516	395,467	708,379	3,393,693	4,497,539
U.S. dollar	684,932	495,482	1,872,155	3,052,569	99,141	494,363	2,364,933	2,958,437
U.F.	272,936	216,223	1,277,788	1,766,947	296,326	214,016	1,028,760	1,539,102

Non-current lease liabilities	104,578	70,490	497,071	672,139	70,451	58,933	382,756	512,140
U.S. dollar	26,402	19,943	74,316	120,661	21,617	16,715	76,652	114,984
Euros	174	121	-	295	48	7	-	55
Brazilian real	36,290	34,477	420,011	490,778	20,403	26,754	299,367	346,524
Mexican pesos	494	29	-	523	1,386	275	-	1,661
Other currencies	49	-	-	49	96	34	-	130
Chilean pesos	32,934	10,304	-	43,238	15,933	4,661	1,788	22,382
U.F.	8,235	5,616	2,744	16,595	10,968	10,487	4,949	26,404

Non-current payable	35,310	-	-	35,310	27,763	-	22,814	50,577
U.S. dollar	23,942	-	-	23,942	-	-	22,814	22,814
Brazilian real	3,266	-	-	3,266	9,714	-	-	9,714
Chilean pesos	8,102	-	-	8,102	18,049	-	-	18,049

Non- current accounts payable to related companies	13,655	7,581	4,971	26,207	-	7,581	15,400	22,981
U.S. dollar	13,655	7,581	4,971	26,207	-	7,581	15,400	22,981

Other long-term provisions	29,155	3,966	-	33,121	28,543	108	-	28,651
Brazilian real	2,819	3,966	-	6,785	3,191	108	-	3,299
Argentine pesos	26,294	-	-	26,294	25,352	-	-	25,352
Chilean pesos	42	-	-	42	-	-	-	-

Deferred tax liabilities	922,585	72,859	474,068	1,469,512	985,219	82,142	476,263	1,543,624
U.S. dollar	916,756	72,859	453,471	1,443,086	976,270	81,004	449,413	1,506,687
Brazilian real	1,048	-	20,597	21,645	1,756	1,138	26,850	29,744
Mexican pesos	4,781	-	-	4,781	7,193	-	-	7,193

Non-current provisions for employee benefits	77,634	-	-	77,634	86,462	-	-	86,462
Mexican pesos	1,211	-	-	1,211	1,209	-	-	1,209
Chilean pesos	76,423	-	-	76,423	85,253	-	-	85,253

Other non-current non-financial liabilities	36,579	433	-	37,012	54,742	8,686	162	63,590
Brazilian real	35,642	433	-	36,075	54,726	8,686	162	63,574
Argentine pesos	64	-	-	64	6	-	-	6
Chilean pesos	873	-	-	873	10	-	-	10

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. dollar as follows:

Subsidiary	Country	Functional currency
Arauco Canada Ltd.	Canada	Canadian dollar
Arauco Celulose do Brasil	Brazil	Brazilian real
Arauco do Brasil S.A.	Brazil	Brazilian real
Arauco Florestal Arapoti S.A. (1)	Brazil	Brazilian real
Arauco Forest Brasil S.A. (1)	Brazil	Brazilian real
Arauco Industria de Mexico, S.A. de C.V.	Mexico	Mexican pesos
Arauco Industria de Paineis S.A.	Brazil	Brazilian real
Arauco MS Participações S.A.	Brazil	Brazilian real
Arauco Participações Florestais Ltda.	Brazil	Brazilian real
Araucomex Servicios, S.A. de C.V.	Mexico	Mexican pesos
Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean pesos
Empreendimentos Florestais Santa Cruz Ltda. (1)	Brazil	Brazilian real
E2E SpA	Chile	Chilean pesos
Leasing Forestal S.A.	Argentina	Argentine pesos
Lemu Earth SpA	Chile	Chilean pesos
Mahal Empreendimentos e Participações S.A.	Brazil	Brazilian real
Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian real
Tecverde Engenharia S.A.	Brazil	Brazilian real

(1)	Entities sold in July 2024.

The table below shows a detail per company of the effect in the period of the reserve of exchange differences on translation:

	January - December
	2024	2023	2022
	ThU.S.$	ThU.S.$	ThU.S.$
Arauco Canada Ltd.	(18,206)	8,210	(16,249)
Arauco Celulose do Brasil S.A.	(24,407)	-	-
Arauco do Brasil S.A.	(31,336)	36,141	55,101
Arauco Florestal Arapoti S.A. (*)	101,277	42,281	4,582
Arauco Forest Brasil S.A. (*)	287,217	124,804	17,585
Arauco Industria México S.A. de C.V.	(56,079)	37,086	12,057
Arauco MS Participações S.A.	(116,742)	-	-
Sonae Arauco S.A.	(12,733)	7,197	(11,508)
Others	(3,894)	733	(3,702)
Total reserve of exchange differences on translation	125,097	256,452	57,866
(*) It includes reverse of reserve for exchange differences due to conversion of Brazilian companies sold in this period.

Effect of foreign exchange rates changes

	January - December
	2024	2023	2022
	ThU.S.$	ThU.S.$	ThU.S.$
Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	(21,314)	(35,419)	(18,436)
Reserve of exchange differences on translation (with non-controlling interests)	259,895	121,470	57,867

NOTE 12. BORROWING
COSTS

Arauco capitalizes interest at effective rate on current investment projects, that are carried out with debts. To date, Arauco only capitalized financial interest related to minor projects.

	January – December
	2024	2023
	ThU.S.$	ThU.S.$
Interest cost capitalized, property, plant and equipment
Capitalization rate of interest cost capitalized, property, plant and equipment	4.55%	4.87%
Amount of the interest cost capitalized, property, plant and equipment	2,131	248

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

The table below sets forth information about the relationship between the parent company and its subsidiaries

				% Ownership interest			% Ownership interest
			Functional	12-31-2024			12-31-2023
ID N°	Company Name	Country	Currency	Direct	Indirect	Total	Direct	Indirect	Total
77.630.621-5	Agrícola Ranquillón SpA	Chile	U.S. dollar	-	98.64273	98.64273	-	98.64114	98.64114
77.630.618-5	Agrícola San Carlos SpA	Chile	U.S. dollar	-	99.94839	99.94839	-	99.94839	99.94839
77.630.623-1	Agrícola Santa Emilia SpA	Chile	U.S. dollar	-	99.94839	99.94839	-	99.94839	99.94839
77.630.625-8	Agrícola Santa Isabel SpA	Chile	U.S. dollar	-	99.94839	99.94839	-	99.94839	99.94839
77.630.626-6	Agrícola Siberia SpA	Chile	U.S. dollar	-	98.64273	98.64273	-	98.64114	98.64114
77.630.629-0	Agrícola Trupán SpA (1)	Chile	U.S. dollar	-	-	-	-	98.64114	98.64114
-	Arauco Argentina S.A.	Argentina	U.S. dollar	9.97070	90.00940	99.98010	9.97070	90.00940	99.98010
-	Arauco Australia Pty Ltd.	Australia	U.S. dollar	-	99.99898	99.99898	-	99.99898	99.99898
96.547.510-9	Arauco Bioenergía SpA.	Chile	U.S. dollar	98.00000	1.99897	99.99897	98.00000	1.99897	99.99897
-	Arauco Canada Ltd.	Canada	Canadian dollar	-	99.99911	99.99911	-	99.99911	99.99911
-	Arauco Celulose do Brasil S.A.	Brazil	Brazilian real	-	99.99902	99.99902	-	99.99907	99.99907
-	Arauco Colombia S.A.	Colombia	U.S. dollar	1.47783	98.52042	99.99825	1.47783	98.52042	99.99825
-	Arauco do Brasil S.A.	Brazil	Brazilian real	1.06807	98.93105	99.99912	1.06807	98.93105	99.99912
-	Arauco Europe Cooperatief U.A.	The Netherlands	U.S. dollar	0.25003	99.74895	99.99898	0.44979	99.54919	99.99898
-	Arauco Florestal Arapoti S.A. (2)	Brazil	Brazilian real	-	-	-	-	99.99899	99.99899
-	Arauco Forest Brasil S.A. (2)	Brazil	Brazilian real	-	-	-	8.51901	91.48006	99.99907
-	Arauco Participações Florestais Ltda.	Brazil	Brazilian real	-	99.99907	99.99907	-	99.99907	99.99907
-	Arauco Industria de México, S.A.de C.V.	Mexico	Mexican pesos	-	99.99910	99.99910	-	99.99910	99.99910
-	Arauco Industria de Paineis S.A.	Brazil	Brazilian real	-	99.99912	99.99912	-	99.99912	99.99912
-	Arauco Middle East DMCC.	United Arab Emirates	U.S. dollar	-	99.99898	99.99898	-	99.99898	99.99898
-	Arauco North America, Inc.	United States	U.S. dollar	0.00010	99.99901	99.99911	0.00010	99.99901	99.99911
-	Arauco MS Participações S.A.	Brazil	Brazilian real	8.52667	91.47240	99.99907	0.20000	99.79898	99.99898
-	Arauco Perú S.A.	Peru	U.S. dollar	0.00126	99.99772	99.99898	0.00126	99.99772	99.99898
-	Arauco Pulp Limited.	United Kingdom	U.S. dollar	-	99.99898	99.99898	-	99.99898	99.99898
-	Arauco Ventures Limited.	United Kingdom	U.S. dollar	-	99.99898	99.99898	-	99.99898	99.99898
-	Arauco Wood (China) Company Limited.	China	U.S. dollar	-	99.99898	99.99898	-	99.99898	99.99898
-	Arauco Wood Limited.	United Kingdom	U.S. dollar	12.63126	87.36785	99.99911	12.63126	87.36785	99.99911
-	Araucomex S.A. de C.V.	Mexico	U.S. dollar	0.00050	99.99861	99.99911	0.00050	99.99861	99.99911
-	Araucomex Servicios, S.A. de C.V.	Mexico	Mexican pesos	0.33333	99.66578	99.99911	0.33333	99.66578	99.99911
96.657.900-5	Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos	-	56.83115	56.83115	-	56.83107	56.83107
-	Empreendimentos Florestais Santa Cruz Ltda. (2)	Brazil	Brazilian real	-	-	-	-	99.99907	99.99907
76.869.577-0	E2E SpA	Chile	Chilean pesos	1.00000	98.99861	99.99861	1.00000	98.99861	99.99861
85.805.200-9	Forestal Arauco S.A.	Chile	U.S. dollar	99.94839	-	99.94839	99.94839	-	99.94839
93.838.000-7	Forestal Cholguán S.A.	Chile	U.S. dollar	-	98.64273	98.64273	-	98.64114	98.64114
96.563.550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. dollar	98.01862	1.98036	99.99898	98.01862	1.98036	99.99898
79.990.550-7	Investigaciones Forestales Bioforest SpA	Chile	U.S. Dollar	1.00000	98.94891	99.94891	1.00000	98.94891	99.94891
-	Leasing Forestal S.A.	Argentina	Argentine pesos	-	99.98010	99.98010	-	99.98010	99.98010
76.860.724-9	Lemu Earth SpA	Chile	Chilean Pesos	-	96.36917	96.36917	-	87.65386	87.65386
-	Lemu Global Limited.	United Kingdom	U.S. dollar	-	96.36917	96.36917	-	94.37831	94.37831
-	Lemu Inc.	United States	U.S. dollar	-	96.36917	96.36917	-	94.37831	94.37831
-	Maderas Arauco Costa Rica S.A.	Costa Rica	U.S. dollar	-	99.99898	99.99898	-	99.99898	99.99898
96.510.970-6	Maderas Arauco S.A.	Chile	U.S. dollar	-	99.99860	99.99860	-	99.99860	99.99860
-	Mahal Empreendimentos e Participações S.A.	Brazil	Brazilian real	-	99.99907	99.99907	-	99.99907	99.99907
-	Novo Oeste Gestão de Ativos Florestais S.A.	Brazil	Brazilian real	-	99.99907	99.99907	-	99.99907	99.99907
76.375.371-9	Servicios Aéreos Forestales Ltda.	Chile	U.S. dollar	14.47369	85.52544	99.99913	14.47369	85.52544	99.99913
96.637.330-K	Servicios Logísticos Arauco SpA	Chile	U.S. dollar	45.00000	54.99923	99.99923	45.00000	54.99923	99.99923
-	Tecverde Engenharia S.A.	Brazil	Brazilian real	-	89.39060	89.39060	-	89.39060	89.39060
-	Woodaffix, LLC.	United States	U.S. dollar	-	99.99911	99.99911	-	99.99911	99.99911
(1) In May 2024, Forestal Cholguán S.A. sold its subsidiary Agrícola Trupán SpA. to Maderas Arauco S.A., later Agrícola Trupán SpA. merged into Maderas Arauco S.A.
(2) In July 2024, these companies were sold, see note 14.

The companies in the table below are classified as joint operations in accordance with IFRS 11. The assets, liabilities, income and expenses are recorded in relation to the Company’s ownership percentage as specified in the contractual arrangement.

Company Name	Country	Functional currency
Celulosa y Energía Punta Pereira S.A.	Uruguay	U.S. dollar
El Esparragal Asociación Agraria de R.L.	Uruguay	U.S. dollar
Eufores S.A.	Uruguay	U.S. dollar
Forestal Cono Sur S.A.	Uruguay	U.S. dollar
Monte Fresnos S.A.	Uruguay	U.S. dollar
Monte Fresnos A.A.R.L.	Uruguay	U.S. dollar
Ongar S.A.	Uruguay	U.S. dollar
Stora Enso Uruguay S.A.	Uruguay	U.S. dollar
Taurion S.A.	Uruguay	U.S. dollar
Taurion A.A.R.L.	Uruguay	U.S. dollar
Terminal Logística e Industrial M’Bopicuá S.A.	Uruguay	U.S. dollar
Zona Franca Punta Pereira S.A.	Uruguay	U.S. dollar

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

On July 14, 2022, Arauco Argentina S.A. paid ThU.S.$ 6,000 of the amount owed under the mutual agreement described above, remaining to pay ThU.S.$ 154,000 of capital as of the date of these consolidated financial statements.

Key management personnel compensation and redundancy benefits

	January - December
	2024	2023	2022
	ThU.S.$	ThU.S.$	ThU.S.$
Salaries and bonuses	59,527	76,329	83,266
Per diem compensation to members of the Board of Directors	2,756	2,630	2,432
Termination benefits	2,590	4,647	8,320
Total	64,873	83,606	94,018

Related party receivables, current

		Nature of				12-31-2024	12-31-2023
Name of related party	Tax ID No.	relationship	Country	Currency	Maturity	ThU.S.$	ThU.S.$
Forestal Mininco S.A.	91,440,000-7	Common stockholder	Chile	Chilean pesos	30 days	2	10
Eka Chile S.A.	99,500,140-3	Joint venture	Chile	Chilean pesos	30 days	2,574	2,113
Colbún S.A.	96,505,760-9	Common stockholder	Chile	Chilean pesos	30 days	67	217
Alxar Internacional SpA.	76,879,169-4	Common controlling parent	Chile	Chilean pesos	30 days	42	42
Bioenergías Forestales SpA.	76,188,197-3	Common stockholder	Chile	Chilean pesos	30 days	1	-
Sociedad Efecto Producciones Ltda.	77,131,710-3	Director’s spouse	Chile	Chilean pesos	-	-	9
Parque Eólico Ovejera Sur SpA.	76,839,949-2	Joint venture	Chile	Chilean pesos	-	-	10
Compañía Puerto de Coronel S.A.	79,895,330-3	Subsidiary of an associate	Chile	U.S. dollar	03-30-2025	5,500	-
Compañía Puerto de Coronel S.A.	79,895,330-3	Subsidiary of an associate	Chile	U.S. dollar	30 days	146	-
Compañía Puerto de Coronel S.A.	79,895,330-3	Subsidiary of an associate	Chile	Chilean pesos	-	-	14
EMOAC SpA.	76,208,888-6	Common controlling parent	Chile	Chilean pesos	30 days	15	27
Softys Argentina S.A.	-	Common shareholder of the parent company	Argentina	Argentine pesos	30 days	1,812	174
TOTAL						10,159	2,616

Related party payables, current

		Nature of				12-31-2024	12-31-2023
Name of related party	Tax ID No.	relationship	Country	Currency	Maturity	ThU.S.$	ThU.S.$
Copec S.A.	99,520,000-7	Common controlling parent	Chile	Chilean pesos	30 days	6,196	6,017
Abastible S.A.	91,806,000-6	Common controlling parent	Chile	Chilean pesos	30 days	342	319
Fundación Educacional Arauco	71,625,000-8	Parent company is founder and contributor	Chile	Chilean pesos	30 days	526	444
Bioenergías Forestales SpA.	76,188,197-3	Common stockholder	Chile	Chilean pesos	-	-	5
Red to Green S.A.	86,370,800-1	Common stockholder	Chile	Chilean pesos	-	-	1
Portaluppi, Guzmán y Bezanilla Asesorías Ltda.	78,096,080-9	Common director of cotrolling parent	Chile	Chilean pesos	30 days	14	-
Empresa Nacional de Telecomunicaciones S.A.	92,580,000-7	Common stockholder	Chile	Chilean pesos	30 days	2	7
Servicios Corporativos Sercor S.A.	96,925,430-1	Associate	Chile	Chilean pesos	-	-	14
Compañía Puerto de Coronel S.A.	79,895,330-3	Subsidiary of an associate	Chile	U.S. dollar	30 days	250	-
Vía Limpia SpA.	79,874,200-0	Common controlling parent	Chile	Chilean pesos	-	-	4
Copec Aviation S.A.	96,942,120-8	Joint venture of controlling parent	Chile	Chilean pesos	30 days	4	4
Falcão MS SPE S.A.	-	Associate		Brazilian real	30 days	3,007	-
Agrícola San Gerardo SpA	77,017,167-9	Joint venture	Chile	Chilean pesos	-	-	143
Agrícola Fresno SpA	77,470,229-6	Joint venture	Chile	U.S. dollar	30 days	176	-
Entel PCS Telecomunicaciones S.A.	96,806,980-2	Common stockholder	Chile	Chilean pesos	30 days	46	-
TOTAL						10,563	6,958

Related party payables, non-current

		Nature of				12-31-2024	12-31-2023
Name of related party	Tax ID No.	relationship	Country	Currency	Maturity	ThU.S.$	ThU.S.$
Agrícola Fresno SpA.	77,470,229-6	Joint venture	Chile	U.S. dollar	12-31-2054	4,971	-
Agrícola Fresno SpA.	77,470,229-6	Joint venture	Chile	U.S. dollar	12-31-2027	7,581	7,581
TreeCo, Inc.	-	Joint venture	United States	U.S. dollar	Annual	13,655	15,400
TOTAL						26,207	22,981

Related party transactions

Purchases and other transactions

		Nature of			Transaction	12-31-2024	12-31-2023	12-31-2022
Name of Related Party	Tax ID No.	Relationship	Country	Currency	Descriptions	ThU.S.$	ThU.S.$	ThU.S.$
Abastible S.A.	91,806,000-6	Common controlling parent	Chile	Chilean pesos	Fuel	4,007	4,033	3,207
Copec S.A.	99,520,000-7	Common controlling parent	Chile	Chilean pesos	Fuel and other	116,465	168,859	92,643
Compañía Puerto de Coronel S.A.	79,895,330-3	Subsidiary of the Associate	Chile	U.S. Dollar	Transport, stowage and port services	9,962	17,008	7,643
EKA Chile S.A.	99,500,140-3	Joint Venture	Chile	Chilean pesos	Sodium chlorate	47,046	50,815	41,540
Portaluppi, Guzman y Bezanilla Abogados Ltda.	78,096,080-9	Common director	Chile	Chilean pesos	Legal services	617	1,065	851
Entel PCS Telecomunicaciones S.A.	96,806,980-2	Common Stockholder	Chile	Chilean pesos	Telephone services	656	922	970
Colbún S.A.	96,505,760-9	Common Stockholder	Chile	Chilean pesos	Electrical Power	422	1.187	834
Bionergías Forestales SpA.	76,188,197-3	Common Stockholder	Chile	Chilean pesos	Electrical Power	43	202	-
Woodtech S.A.	76,724,000-7	Indirect associate of controlling parent	Chile	Chilean pesos	Wood volumen measurement services	747	1.283	1,012
Servicios Corporativos Sercor S.A.	96,925,430-1	Associate	Chile	Chilean pesos	Other purchases	215	215	246
Vía Limpia SpA	79,874,200-0	Common controlling parent	Chile	Chilean pesos	Other purchases	336	280	199

Sales and other transactions

		Nature of			Transaction	12-31-2024	12-31-2023	12-31-2022
Name of Related Party	Tax ID No.	Relationship	Country	Currency	Descriptions	ThU.S.$	ThU.S.$	ThU.S.$
Colbún S.A.	96,505,760-9	Common Stochholder	Chile	Chilean pesos	Electrical Power	841	430	161
EKA Chile S.A.	99,500,140-3	Joint venture	Chile	Chilean pesos	Electrical Power	23,420	23,162	23,539
Fundación Educacional Arauco	71,625,000-8	Parent company is founder and contributor	Chile	Chilean pesos	IT and administrative services	196	226	299
CMPC Pulp S.A.	96,532,330-9	Common Stockholder	Chile	Chilean pesos	Wood and chips	7	6	525
Entel PCS Telecomunicaciones S.A.	96,806,980-2	Common Stockholder	Chile	Chilean pesos	Leases	469	405	289
Cartulinas CMPC S.A.	96,731,890-6	Common Stockholder	Chile	Chilean pesos	Pulp	-	222	-
Softys Chile SpA.	96,529,310-8	Common Stockholder	Chile	Chilean pesos	Pulp	-	782	-
Forestal Mininco SpA.	91,440,000-7	Common Stockholder	Chile	Chilean pesos	Pest control service and other sales	175	441	127
Compañía Puerto de Coronel S.A.	79,895,330-3	Subsidiary of an associate	Chile	U.S. dollar	Other sales	241	294	453
E2E SpA.	76,879,577-0	Joint venture (current subsidiary)	Chile	Chilean pesos	Wood, plywood and boards	-	117	246
EMOAC SPA	76,208,888-6	Indirect subsidiary of controlling parent	Chile	Chilean pesos	Electrical Power	800	2,125	3,272
Softys Argentina S.A.	-	Common Stockholder	Argentina	Argentine pesos	Pulp	10,242	15,534	16,686

Other transactions (loans granted and capital contributions)

		Nature of			Transaction	12-31-2024	12-31-2023	12-31-2022
Name of related party	Tax ID No.	relationship	Country	Currency	descriptions	ThU.S.$	ThU.S.$	ThU.S.$
Falcão MS SPE S.A.	-	Associate	Brasil	Reales	Capital contribution	11,395	23,553	9,664
Agrícola San Gerardo SpA	77,017,167-9	Joint venture	Chile	U.S. dollar	Capital contribution	-	-	136
Agrícola Fresno SpA	77,470,229-6	Joint venture	Chile	Chilean pesos	Capital contribution	12,066	1,509	31,998
Parque Eólico Ovejera Sur SpA.	76,839,949-2	Joint venture	Chile	Chilean pesos	Capital contribution	296	222	118
Sonae S.A.	-	Joint venture	Portugal	Euros	Capital contribution	26,240	-	-
TreeCo, Inc.	-	Joint venture	United States	U.S. dollar	Issuance of new shares	-	15,400	-
TreeCo, Inc.	-	Joint venture	United States	U.S. dollar	Capital contribution	-	9,230	-
TreeCo, Inc.	-	Joint venture	United States	U.S. dollar	Borrowing capitalization	-	1,770	-
E2E SpA.	76,879,577-0	Joint venture (current subsidiary)	Chile	Chilean pesos	Capital contribution	-	5,254	-
Compañía Puerto de Coronel S.A.	79,895,330-3	Subsidiary of an associate	Chile	U.S. dollar	Borrowing capitalization	5,643	-	-
Tecverde Engenharia S.A.	-	Subsidiary of a joint venture	Brazil	U.S. dollar	Borrowing	-	2,668	-
E2E SpA.	76,879,577-0	Joint venture (current subsidiary)	Chile	Chilean pesos	Borrowing	-	537	3,546

NOTE 14. INVESTMENTS IN SUBSIDIARIES

The main operations carried out as of December 31, 2024 and 2023 are reported below:

On July 16, 2024, Arauco transferred all the shares and interests held by Arauco in Arauco Florestal Arapotí S.A., Arauco Forest Brasil S.A., Empreendimentos Florestais Santa Cruz Ltda. and Florestal Vale do Corisco S.A., which own assets mainly in the state of Paraná, Brazil.  The sale price, which amounted to ThU.S.$ 1,168,161, was paid on that date. Subsequently, on October 17, 2024, an additional payment was made of ThU.S.$ 4,613 due to customary price adjustments at the transaction’s closing. The total amount received by Arauco after taxes was ThU.S.$ 971,097, which generated a profit of ThU.S.$ 209,497 after taxes.

The sales of the above-mentioned subsidiaries and associate resulted in the reclassification of loss on reserve of exchange differences on translation for ThU.S.$500,102 (net of deferred taxes in the amount of ThU.S.$135,171) from other comprehensive income to the statements of profit and loss as part of the gain on sales of subsidiaries and associate in other income.

On March 17, 2023, Arauco took over control of the company E2E SpA., acquiring the remaining 50% interest. The payment for this transaction amounted to ThCLP$ 102.

NOTE 15. INVESTMENTS IN ASSOCIATES

As of December 31, 2024 and 2023, these are the main movements of investments in associates to report:

In 2024, Arauco contributed capital to Falcão MS SPE S.A. for ThR$ 63,488 (equivalent to ThU.S.$ 11,395) through the subsidiary in Brazil, Arauco Participações Florestais Ltda.
I
n 2024, the Company made capital contributions for ThR$ 116,742 (equivalent to ThU.S.$23,553).

The following tables set forth information about investments in associates.

Name	Inversiones Puerto Coronel S.A.
Country	Chile
Functional currency	U.S. dollar
Corporate purpose
Investments in movables and real estate, acquisition of companies, securities and investment instruments, investment management and development and/or participation in all kinds of businesses and  companies related to industrial, shipping, forestry and commercial activities.

Ownership interest (%)	50.0000%
	12-31-2024	12-31-2023
Carrying amount accounted for using equity method	ThU.S.$ 35,111	ThU.S.$ 64,788

Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional currency	Chilean pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20.0000%
	12-31-2024	12-31-2023
Carrying amount accounted for using equity method	ThU.S.$ 310	ThU.S.$ 451

Name	Genómica Forestal S.A.
Country	Chile
Functional currency	Chilean pesos
Corporate purpose
Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.

Ownership interest (%)	25.0000%
	12-31-2024	12-31-2023
Carrying amount accounted for using equity method	ThU.S.$ 9	ThU.S.$ 9

Name	Consorcio Tecnológico Bioenercel S.A.
Country	Chile
Functional currency	Chilean pesos
Corporate purpose
Developing of technologies which will promote the development of a biofuels industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.

Ownership interest (%)	20.0000%
	12-31-2024	12-31-2023
Carrying amount accounted for using equity method	ThU.S.$ -	ThU.S.$ 1

Name	Falcão MS SPE S.A.
Country	Brazil
Functional currency	Brazilian real
Corporate purpose	Management of land for leases to related parties.
Ownership interest (%)	49.0000%
	12-31-2024	12-31-2023
Carrying amount accounted for using equity method	ThU.S.$ 41,352	ThU.S.$ 34,558

	12-31-2024	12-31-2023
Total investments in associates accounted for using equity method	ThU.S.$ 76,782	ThU.S.$ 99,806

Summarized financial information of associates

	Inversiones Puerto Coronel S.A.	Serv.Corporativos Sercor S.A.	Florestal Vale do Corisco S.A.	Falcão MS SPE S.A.	Consorcio Tecnológico Bioenercel S.A.	Genómica Forestal S.A.	Total
12-31-2024	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current assets of associates	1	4,616	-	10,574	-	10	15,201
Non-current assets of associates	72,041	2,465	-	145,212	-	62	219,780
Total of associates	72,042	7,081	-	155,786	-	72	234,981
Current liabilities of associates	54	3,838	-	11,667	-	-	15,559
Non-current liabilities of associates	-	1,693	-	59,474	-	35	61,202
Equity	71,988	1,550	-	84,645	-	37	158,220
Total of associates	72,042	7,081	-	155,786	-	72	234,981

12-31-2024
Income	-	5,158	-	10,620	-	-	15,778
Other income / expenses	(57,152)	(5,614)	-	(849)	-	-	(63,615)
Net profit or loss (continuing operations) of associates	(57,152)	(456)	-	9,771	-	-	(47,837)
Other comprehensive income	889	-	-	-	-	-	889
Comprehensive income	(56,263)	(456)	-	9,771	-	-	(46,948)
Dividends received	-	-	-	-	-	-	-

	Inversiones Puerto Coronel S.A.	Serv.Corporativos Sercor S.A.	Florestal Vale do Corisco S.A.	Falcão MS SPE S.A.	Consorcio Tecnológico Bioenercel S.A.	Genómica Forestal S.A.	Total
12-31-2023	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current assets of associates	1	7,449	4,841	11,746	-	10	24,047
Non-current assets of associates	131,395	2,188	77,284	169,486	4	62	380,419
Total of associates	131,396	9,637	82,125	181,232	4	72	404,466
Current liabilities of associates	54	6,021	1,743	4,238	-	-	12,056
Non-current liabilities of associates	-	1,362	20,990	106,468	3	35	128,858
Equity	131,342	2,254	59,392	70,526	1	37	263,552
Total of associates	131,396	9,637	82,125	181,232	4	72	404,466

12-31-2023
Income	-	4,996	10,533	-	-	-	15,529
Other income / expenses	2,095	(4,360)	(4,476)	238	-	-	(6,503)
Net profit or loss (continuing operations) of associates	2,095	636	6,057	238	-	-	9,026
Other comprehensive income	-	-	-	-	-	-	-
Comprehensive income	2,095	636	6,057	238	-	-	9,026
Dividends received	-	-	2,187	-	-	-	2,187

	Inversiones Puerto Coronel S.A.	Serv.Corporativos Sercor S.A.	Florestal Vale do Corisco S.A.	Falcão MS SPE S.A.	Consorcio Tecnológico Bioenercel S.A.	Genómica Forestal S.A.	Total
12-31-2022	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Income	-	4,323	9,741	-	-	-	14,064
Other income / expenses	9,544	(3,736)	(5,290)	(3)	-	-	515
Net profit or loss (continuing operations) of associates	9,544	587	4,451	(3)	-	-	14,579
Other comprehensive income	-	-	-		-	-	-
Comprehensive income	9,544	587	4,451	(3)	-	-	14,579
Dividends received	-	-	1,511	-	-	-	1,511

Reconciliation of Investment in Associates and Joint Ventures

	12-31-2024	12-31-2023
	ThU.S.$	ThU.S.$
Opening balance as of January 1	423,611	365,671
Changes
Investment in associates, additions (1)	11,395	23,553
Investment in joint ventures, additions (2)	38,607	55,885
Share of profit (loss) in investment in associates	(24,075)	3,990
Share of profit (loss) in investment in joint ventures	(23,142)	3,719
Dividends received, Investments in associates	(3,000)	(3,687)
Increase (decrease) in foreign exchange currency on translation of associates and joint ventures	(22,658)	9,467
Reclassification from (to) assets held for sale (3)	-	(29,102)
Other increase (decrease) in investment in associates and joint ventures	5,873	(5,885)
Total changes	(17,000)	57,940
Closing balance	406,611	423,611

Year 2024
(1) Arauco Participações Florestais Ltda. made a capital contribution to Falcão MS SPE S.A., for ThR$ 63,488 that is equivalent to ThU.S.$ 11,395 for 63,488,424 shares.
(2) In 2024, Forestal Arauco S.A., made contributions of non-monetary assets to Agrícola Fresno SpA amounting to ThU.S.$ 12,066.
-In 2024, Forestal Arauco S.A., made capital contributions to the following companies: Parque Eólico Girasol SpA, Parque Eólico Las Dalias SpA, Parque Eólico Las Fresias SpA, Parque Eólico Margaritas SpA, Parque Eólico Los Cardos SpA, Parque Eólico Las Calas SpA, Parque Eólico Tulipanes SpA, Parque Eólico Hortensias SpA, Parque Eólico Lavanda SpA, y Parque Eólico Jazmin SpA, for Th$ 500 that is equivalent to ThU.S.$ 0.5 for 500 shares in each entity.
-In 2024, Arauco Bioenergía SpA, made capital contributions to Parque Eólico Ovejera Sur SpA.amounting to ThCLP$ 285,000 equivalents to ThU.S.$ 296, corresponding to 285 shares.
-In 2024, Arauco Wood Limited, made capital contributions to Sonae Arauco S.A. for Th€ 25,000 that is equivalent to ThU.S.$ 26,240 for 714,286 shares.

Year 2023
(1) Arauco Participações Florestais Ltda. made a capital contribution to Falcão MS SPE S.A., for ThR$ 116,742 that is equivalent to ThU.S.$ 23,553 for 116,741,636 shares.
(2) On January 9, 2023 Maderas Arauco S.A. made a capital contribution to E2E SpA, through the capitalization of loans maintained with this entity for ThCLP$ 4,446,808 that is equivalent to ThU.S.$ 5,254 for 4,446,808 shares.
-Forestal Arauco S.A. and Agrícola San Carlos SpA.,
made a non-monetary assets contribution to Agrícola Fresno SpA for ThU.S.$ 1,509, in March 2023. For this contribution they subscribed 266,204 and 35,556 shares respectively. In the act, Agrícola San Carlos SpA sold the subscribed shares of Agrícola Fresno SpA to Forestal Arauco S.A., maintaining Forestal Arauco S.A. a 50% of share in Agrícola Fresno SpA.
-Arauco Bioenergía SpA., made capital contributions to the company Parque Eólico Ovejera Sur SpA for ThCLP$ 185,000 equivalents to ThU.S.$ 222 corresponding to 185 shares, during the year 2023.
-Arauco Venture Limited., acquired 51.1278% of TreeCo, Inc. shares, for a total of ThU.S.$ 48,900, during the year 2023, which were carried out based on the committed agreements. As of December 31, 2024, the contribution paid was ThU.S.$ 11,000, through the capitalization of loan receivable for ThU.S.$ 1,770 and cash contributions for ThU.S.$ 9.230.
(3) Arauco Forest Brasil S.A. investment on Florestal Vale do Corisco S.A.

	12-31-2024	12-31-2023
	ThU.S.$	ThU.S.$
Carrying amount of investments in associates accounted for using equity method	76,782	99,806
Carrying amount of investments in joint ventures accounted for using equity method	329,829	323,805
Total investment accounted for using equity method	406,611	423,611

NOTE 16.  INTERESTS IN JOINT ARRANGEMENTS

Investments and contributions
The main operations carried out as of December 31, 2024 and
December
31, 2023 are reported below:

During 2024, Arauco made contributions of non-monetary assets to Agrícola Fresno SpA for a total amount of ThU.S.$ 12,066 through the subsidiary Forestal Arauco S.A.

On December 18, 2024, Arauco made a capital contribution to the company Sonae Arauco S.A. for Th€ 25,000 (equivalent to ThU.S.$ 24,240 on the payment date), through its subsidiary in the United Kingdom, Arauco Wood Limited, maintaining 50% of control as a joint agreement.

On March 12, 2024, Eufores S.A. and Forestal Cono Sur S.A. (entities classified as Arauco’s joint operation in Uruguay), acquired all shares and social rights of four companies owned by Global Timber Spain SLU and Global Timber International LLC.
The acquired companies are Taurion S.A., Taurion Asociación Agraria de Responsabilidad Limitada, Monte Fresnos S.A. and Monte Fresnos Asociación Agraria de Responsabilidad Limitada.
Collectively, these companies own approximately 32,000 hectares in Uruguay, of which approximately 19,000 hectares are planted with eucalyptus trees. The price agreed for this operation amounted to ThU.S.$ 80,287 and the amount paid during the period was ThU.S.$ 72,038.

On March 6, 2024, Arauco made a capital contribution to Eufores S.A., a company that is part of the joint operation in Uruguay, for a total of ThU.S.$ 60,000, through its subsidiary Inversiones Arauco Internacional Ltda., maintaining 50% of control as a joint agreement. These funds were invested in the acquisition of the above-mentioned companies. As of December 31, 2023, Arauco did not make contributions to the companies part of the joint operation.

On September 13, 2023, Arauco, acquired 51.1278% of the company TreeCo, Inc. in the United States, through its United Kingdom investment company Arauco Ventures Ltd. This company is engaged in research aimed at development and studies focusing on the development and commercial application of genome editing, biotechnology and forest genetics technologies and/or knowledge, including in vitro and ex vitro plant propagation, tissue culture and clone delivery, plant establishment, wood property analysis and development or sale of clones, seedlings and trees for application to forestry. The price agreed for the shares representing the aforementioned shareholding percent is ThU.S.$ 48,900, payable based on the committed agreements. At the closing of these financial statements the amount paid was ThU.S.$ 12,745. This operation generated a goodwill of ThU.S.$ 39,577 that is presented in the financial statement as part of the investment.

As of January 9, 2023, Maderas Arauco S.A. made a capital contribution to E2E SpA, through the capitalization of loans maintained with this entity for ThCLP$ 4,446,808 (equivalent to ThU.S.$ 5,254).

The investments in Uruguay qualify as a joint operation, and Arauco holds a 50% interest in these investments. In relation to “other rights and contractual conditions”, the joint operation has the primary objective of providing the parties an output. As established in the “Pulp Supply Agreement”, both Arauco and its partner have the obligation to acquire 100% of the yearly pulp produced by the joint operation. Arauco has recognized the assets, liabilities, income and expenses associated with its interest ownership, pursuant to IFRS 11.

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

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint operations:

	12-31-2024		12-31-2023
Celulosa y Energía Punta Pereira S.A.	Assets	Liabilities	Assets	Liabilities
(Uruguay)	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	406,706	41,608	408,066	44,798
Non-current	1,915,522	125,452	1,948,800	133,661
Equity	-	2,155,168	-	2,178,407
Total joint arrangement	2,322,228	2,322,228	2,356,866	2,356,866
Investment	1,077,584		1,089,204

	12-31-2024	12-31-2023	12-31-2022
Net income (loss)	ThU.S.$	ThU.S.$	ThU.S.$
Income	1,017,324	941,429	1,108,952
Expenses	(668,473)	(664,772)	(636,797)
Joint arrangement net income (loss)	348,851	276,657	472,155

	12-31-2024		12-31-2023
	Assets	Liabilities	Assets	Liabilities
Forestal Cono Sur S.A. (consolidated)	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	55,490	5,971	51,173	5,911
Non-current	157,848	8,584	150,619	3,931
Equity	-	198,783	-	191,950
Total joint arrangement	213,338	213,338	201,792	201,792
Investment	99,392		95,975

	12-31-2024	12-31-2023	12-31-2022
	ThU.S.$	ThU.S.$	ThU.S.$
Income	8,061	8,775	2,870
Expenses	(1,226)	3,632	(434)
Joint arrangement net income (loss)	6,835	12,407	2,436

	12-31-2024		12-31-2023
	Assets	Liabilities	Assets	Liabilities
Eufores S.A. (consolidated)	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	176,029	248,064	150,509	223,974
Non-current	1,151,591	144,326	965,695	116,226
Equity	-	935,230	-	776,004
Total joint arrangement	1,327,620	1,327,620	1,116,204	1,116,204
Investment	467,615		388,002

	12-31-2024	12-31-2023	12-31-2022
	ThU.S.$	ThU.S.$	ThU.S.$
Income	321,339	288,378	252,524
Expenses	(280,007)	(216,764)	(237,338)
Joint arrangement net income (loss)	41,332	71,614	15,186

	12-31-2024		12-31-2023
Zona Franca Punta Pereira S.A.	Assets	Liabilities	Assets	Liabilities
(Uruguay)	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	8,407	88,462	6,842	90,235
Non-current	419,279	-	425,634	-
Equity	-	339,224	-	342,241
Total joint arrangement	427,686	427,686	432,476	432,476
Investment	169,612		171,121

	12-31-2024	12-31-2023	12-31-2022
	ThU.S.$	ThU.S.$	ThU.S.$
Income	21,875	21,172	20,703
Expenses	(24,892)	(24,139)	(10,120)
Joint arrangement net income (loss)	(3,017)	(2,967)	10,583

The following tables set forth summarized financial information of the more significant interests in joint ventures accounted in for equity method and its movements are presented in Note 15:

	12-31-2024		12-31-2023
	Assets	Liabilities	Assets	Liabilities
Eka Chile S.A.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	14,277	3,643	16,898	4,397
Non-current	41,071	5,227	39,854	5,142
Equity	-	46,478	-	47,213
Total joint arrangement	55,348	55,348	56,752	56,752
Investment	23,239		23,607

	12-31-2024	12-31-2023	12-31-2022
	ThU.S.$	ThU.S.$	ThU.S.$
Income	51,599	50,825	45,335
Expenses	(46,334)	(47,613)	(41,580)
Joint arrangement net income (loss)	5,265	3,212	3,755
Other comprehensive income	-	-	-
Comprehensive income	5,265	3,212	3,755
Dividends	3,000	1,500	500

	12-31-2024		12-31-2023
	Assets	Liabilities	Assets	Liabilities
Sonae Arauco S.A.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	254,698	244,912	274,085	202,434
Non-current	701,355	288,452	705,465	346,471
Equity	-	422,689	-	430,645
Total joint arrangement	956,053	956,053	979,550	979,550
Net assets	192,764		194,762
Net asset adjustment (goodwill)	18,581		20,561
Investment	211,345		215,323

	12-31-2024	12-31-2023	12-31-2022
	ThU.S.$	ThU.S.$	ThU.S.$
Income	925,346	1,018,422	1,241,698
Expenses	(973,381)	(1,005,984)	(1,159,060)
Joint arrangement net income (loss)	(48,035)	12,438	82,638
Other comprehensive income	-	-	-
Comprehensive income	(48,035)	12,438	82,638
Dividends	-	-	33,176

	12-31-2024		12-31-2023
	Assets	Liabilities	Assets	Liabilities
Agrícola El Paque SpA	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	318	152	245	77
Non-current	4,323	602	4,240	225
Equity	-	3,887	-	4,183
Total joint arrangement	4,641	4,641	4,485	4,485
Investment	1,944		2,091

	12-31-2024	12-31-2023	12-31-2022
	ThU.S.$	ThU.S.$	ThU.S.$
Income	198	-	-
Expenses	(105)	37	379
Joint arrangement net income (loss)	93	37	379
Other comprehensive income	-	-	-
Comprehensive income	93	37	379
Dividends	-		-

	12-31-2024		12-31-2023
	Assets	Liabilities	Assets	Liabilities
Parque Eólico Ovejera del Sur SpA	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	231	545	301	95
Non-current	2,806	192	3,103	-
Equity	-	2,300	-	3,309
Total joint arrangement	3,037	3,037	3,404	3,404
Investment	1,150		1,655

	12-31-2024	12-31-2023	12-31-2022
	ThU.S.$	ThU.S.$	ThU.S.$
Income	-	-	-
Expenses	(962)	(63)	(43)
Joint arrangement net income (loss)	(962)	(63)	(43)
Other comprehensive income	-	-	-
Comprehensive income	(962)	(63)	(43)
Dividends	-	-	-

F-60

	12-31-2024		02-28-2023
	Assets	Liabilities	Assets	Liabilities
E2E SpA	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	-	-	7,693	20,282
Non-current	-	-	21,411	2,520
Equity	-	-	-	6,302
Total joint arrangement	-	-	29,104	29,104
Investment	-		3,151

	12-31-2024	02-28-2023	12-31-2022
	ThU.S.$	ThU.S.$	ThU.S.$
Income	-	224	2,183
Expenses	-	(1,244)	(35,759)
Joint arrangement net income (loss)	-	(1,020)	(33,576)
Other comprehensive income	-	-	-
Comprehensive income	-	(1,020)	(33,576)
Dividends	-	-	-

	12-31-2024		12-31-2023
	Assets	Liabilities	Assets	Liabilities
Agrícola San Gerardo SpA	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	1,036	126	765	2,225
Non-current	4,391	1,862	4,981	-
Equity	-	3,439	-	3,521
Total joint arrangement	5,427	5,427	5,746	5,746
Investment	1,720		1,761

	12-31-2024	12-31-2023	12-31-2022
	ThU.S.$	ThU.S.$	ThU.S.$
Income	757	-	-
Expenses	(514)	31	109
Joint arrangement net income (loss)	243	31	109
Other comprehensive income	-	-	-
Comprehensive income	243	31	109
Dividends	-	-	-

	12-31-2024		12-31-2023
	Assets	Liabilities	Assets	Liabilities
Agrícola Fresno SpA	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	2,763	17,987	2,939	7,558
Non-current	138,270	3,757	96,303	1,159
Equity	-	119,289	-	90,525
Total joint arrangement	141,033	141,033	99,242	99,242
Investment	59,645		45,263

	12-31-2024	12-31-2023	12-31-2022
	ThU.S.$	ThU.S.$	ThU.S.$
Income	155	-	-
Expenses	(1,492)	(1,198)	(33)
Joint arrangement net income (loss)	(1,337)	(1,198)	(33)
Other comprehensive income	-	-	-
Comprehensive income	(1,337)	(1,198)	(33)
Dividends	-	-	-

	12-31-2024		12-31-2023
	Assets	Liabilities	Assets	Liabilities
TreeCo Inc.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	2,485	202	2,823	514
Non-current	14,434	-	15,593	-
Equity	-	16,717	-	17,902
Total joint arrangement	16,919	16,919	18,416	18,416
Investment on equity	8,547		9,153	-
Goodwill	39,576		39,747
	48,123		48,900

	12-31-2024	12-31-2023	12-31-2022
	ThU.S.$	ThU.S.$	ThU.S.$
Income	-	-	-
Expenses	(1,519)	-	-
Joint arrangement net income (loss)	(1,519)	-	-
Other comprehensive income	-	-	-
Comprehensive income	(1,519)	-	-
Dividends	-	-	-

NOTE 17. IMPAIRMENT OF ASSETS

In 2022, as a result of the loss of a dryer, an impairment provision was made for ThU.S.$ 10,500 in Valdivia mill in Chile, which was recognized into impairment provisions of individual assets for which reversals were made in 2023, leaving a balance of ThU.S.$ 3,639 as of December 31, 2024.

At the end of 2022, considering the current projections of future margins, exchange differences and the sustained increasing risk in the Argentine Republic, and applying the usual procedures for determining impairment in accordance with IFRS, in the subsidiary Arauco Argentina, an impairment was recorded in the cash generating unit for the manufacture of celulose pulp, which to date is ThU.S.$ 126,921. (ThU.S.$ 127,260 as of December 31, 2023).

The assumptions included in this projection consider a discount rate of 22.07%, sales volume based on expected production data, sales prices based on the projection of international consultants and future investments of the machinery in its current state.

On September 12, 2023, the decision to suspend the manufacturing pulp process at the Licancel mill (Chile) was informed. In 2023, an impairment provision was recognized for a total of ThU.S.$ 61,039, which includes Property, plant and equipment and Inventory of spare parts. As of December 31, 2024, the impairment provision for Licancel mill remains.

In the second quarter of 2023, an impairment provision of ThU.S.$ 6,037 was recognized corresponding to the closure of the Aserraderos Horcones II in Chile, which is part of the wood product segment, due to supply issues, rising costs and decreased availability of raw materials.

In 2024, an impairment provision of ThU.S.$ 7,272 was recognized corresponding to the indefinite suspension
of operations of the Aserradero El Colorado in Chile, which is part of the wood product segment.

In the second half of 2024, an impairment provision of ThU.S.$ 2,027 was recognized corresponding to Properties, plant and equipment associated with Line MDF1 of the Trupán-Cholguán complex, which is part of the wood product segment, it is developing a project to modernize and renovate parts of the existing MDF1 Line, as well as the incorporation of new processes and equipment for the manufacture of OSB (Oriented Strand Board) products.

In 2024, an impairment provision was recognized for the MDP line at the Pien mill in Brazil for ThU.S.$ 7,226, an amount that includes ThU.S.$ 1,359 for impairment of the associated goodwill mentioned later in this note.

As of December 31, 2024, impairment provisions associated with sales and recoveries from property, plant and equipment of United States subsidiary were reversed for a total of   ThU.S.$ 13,816 (ThU.S.$ 7,113 as of December 31, 2023).

All impairment provision charges are presented in the consolidated statement of profit or loss under other expenses by function, whose movements are shown below:

	12-31-2024	12-31-2023
Changes in CGUs impairment provision	ThU.S.$	ThU.S.$
Opening balance	401,527	324,350
Impairment loss recognized in profit or loss	15,684	80,146
Reversal of impairment loss recognized in profit or loss	(38,087)	(7,899)
Increase (decrease) in foreign exchange	(13,620)	4,930
Closing balance	365,504	401,527

Changes in provisions for impairment of property, plant and equipment and spare parts due to technical obsolescence or loss to forest due to fires, are shown below:

	12-31-2024	12-31-2023
Changes in impairment provision from impaired assets	ThU.S.$	ThU.S.$
Opening balance	31,933	33,324
Impairment loss recognized in profit or loss	2,840	8,600
Reverse of impairment recognized loss in profit or loss	(2,493)	(10,197)
Increase (decrease) in foreign exchange	(702)	206
Closing balance	31,578	31,933

Goodwill

Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination.

At the date of these consolidated financial statements, the balance of goodwill is
ThU.S.$ 51,325 (ThU.S.$ 55,891 on December 31, 2023), as shown below:

	12-31-2024	12-31-2023
Goodwill	ThU.S.$	ThU.S.$
Arauco Canada Ltd. (Flakeboard Company Ltd)	40,554	40,726
Arauco do Brasil S.A. (Pien mill)	10,039	14,433
Arauco North America, Inc. (Prime-Line, Inc.)	732	732
Closing balance	51,325	55,891

	12-31-2024	12-31-2023
Goodwill movement	ThU.S.$	ThU.S.$
Opening balance at January 1	55,891	54,800
Impairment	(1,359)	-
Increase (decrease) in foreign exchange	(3,207)	1,091
Closing balance	51,325	55,891

Of the total of goodwill, ThU.S.$ 40,554 (ThU.S.$ 40,726 as of December 31, 2023) were generated by the acquisition of “Flakeboard” (currently Arauco Canada Ltd.), a company that, directly and/or through its subsidiaries, possesses and operates 7 panel plants, for which Arauco acquired and paid, on September 24, 2012, the price of ThU.S.$ 242,502 for the 100% interest ownership. The remaining balance of ThU.S.$ 732 corresponds to the acquisition of Prime-Line Inc., on September 1, 2019, for which Arauco North America Inc, a subsidiary of Arauco Canada Ltd. paid ThU.S.$ 18,880 for all the shares of said company.

The recoverable amount for Flakeboard’s cash generating unit was determined in the annual closing based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 7-year term, a period time, which is considered to represent the cyclicality of the business performance, applying a nominal discount rate of 7,5% (7% as of December 31, 2023), which reflects current market assessments for the wood products segment in North America.

Due to the investment in panel plant in Pien, Brazil, as of December 31, 2024, there is a goodwill balance of ThU.S.$ 10,039, associated with the cash-generating unit of the MDF line. As of December 31, 2023, there was a goodwill balance of ThU.S.$ 14,433, associated with the cash-generating units of MDF and MDP lines.

The recoverable amount for the group of cash-generating units of the Pien mill was determined in the annual closing based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 5-year term based on the operational plan approved by the Administration, applying a 7.4% nominal discount rate that reflects current evaluations for the panel segment in Brazil.

As of December 31, 2024 and 2023, the carrying value recognized in the financial statements of Arauco Canada Ltd. and Arauco Do Brasil S.A. for the group of cash-generating units did not exceed their recoverable value, except for ThU.S.$ 1,359 of impairment of goodwill and ThU.S.$ 5,867 of impairment of assets associated exclusively with the MDP line of cash-generating unit of the Pien mill.

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

The contingent liabilities for outstanding litigations are as follows:

Celulosa Arauco y Constitución S.A., Forestal Arauco S.A. and Maderas Arauco S.A.

On August 13, 2018, the Constitución’s Truck Owners Trade Association (in Spanish, Asociación Gremial de Dueños de
Camiones
de Constitución or “ASODUCAM”) filed a claim – seeking the specific performance of a contract and damages – against Forestal Arauco S.A., Celulosa Arauco y Constitución S.A. and Maderas Arauco S.A.

The complaint is based on assumptions on alleged breaches of some agreements for the allocation, distribution and supply of cargo volumes for the years 2001 and 2005, initially executed by associates of ASODUCAM with Forestal Arauco S.A., and then, allegedly, with Servicios Logísticos Arauco SpA, in favor of the other two defendants, Celulosa Arauco and Constitución S.A. and Maderas Arauco S.A.

On February 5, 2024, Celulosa Arauco y Constitución S.A. and Maderas Arauco S.A. formally objected to a transaction exception and, in subsidy, answered the lawsuit. For its part, Forestal Arauco S.A. directly answered the lawsuit presented by ASODUCAM.

On April 18, 2024 was held a settlement hearing, which was ultimately declared unsuccessful.

The issuance of the resolution that receives the case on trial is pending, as well as the resolution of various incidents and appeals filed by the parties.

Considering that the position of the defendant companies is supported by solid legal arguments, there is a reasonable margin of obtaining a favorable result and that is why, as of December 31, 2024, Arauco has not established any provision for this contingency.

Forestal Arauco S.A.

On July 7, 2015, Inversiones Forestales Los Alpes Limitada and Forestal Neltume-Carrasco S.A. filed a claim against Forestal Arauco S.A. before the Civil Court of Angol (C-502-2015), in which they request that Forestal Arauco S.A. restitute the material possession of 1,855.9 hectares, which would be part of their property "Resto del Fundo Los Alpes", which would have an area of approximately 2,700 hectares. Likewise, they requested that it be declared that the property is the exclusive domain of the actors, the restitution of the civil and natural fruits, in addition to the deteriorations that the property would have experienced, with litigation costs.

On May 29, 2019, the lawsuit was answered, and the counterclaim of the acquisitive prescription was filed.

On September 1, 2020, the court received the case. Moreover, the resolution was notified on August 30, 2022, along with the resolution to reactivate the discovery period.

Upon conclusion of the discussion period, on September 2, 2022, the company filed a motion for abandonment of proceedings, the resolution of which is still is pending.

Considering that the Company's position is supported by solid legal arguments, there is a reasonable margin of obtaining a favorable result for the Company and that is why, as of December 31, 2024, Arauco has not established any provision for this contingency.

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

In March 2005, Note No. 145/05 of the Subsecretary of Agriculture, Livestock and Afforestation suspended the benefit that exempted Arauco Argentina S.A. from paying export duties under Law No. 25,080. This measure was under administratively and judicially
discussion by the Company.
On November 8, 2006, the V Chamber of the National Appeals Court for Adversarial Administrative and Federal Matters issued a resolution by which it admitted a precautionary measure requested by the Company, ordering Arauco Argentina S.A. to continue to enjoy an exemption from paying the exportation duties, in the same manner and scope it had prior to the suspension ordered by Note No. 145/05, if the clearance of merchandise is performed pursuant to the guarantee regime established in article 453, subsection a) of the Customs Code, for the exempted tax obligation. The judicial measure became effective beginning in March of 2007 by collateralization through the granting of bond (caution) policies for each shipment permits exempted from payment of export duty. The company maintains an assignment of funds equivalent to ThU.S.$ 23,821 for guaranteed export duties between 2007-2015, which appears under long-term provisions. In the same file of judicial challenge of Note 145/05, the Company included a request for a total amount of ThU.S.$ 6,555, plus interest accrued from the service of the claim, corresponding to export duties between March 2005 and March 2007, as a result of the application of Note 145/05 issued by the Undersecretary of Agriculture, Livestock and Afforestation. The Company’s claim was being heard under case file No. 21830/2006 before the Federal Contentious Administrative Court No. 4. On October 28, 2019, a judgment of first instance was issued in said case, rejecting the claim and imposing the litigation costs on Arauco. Against that judgment, the Company filed an appeal and expressed the corresponding arguments in December 2019.
On June 15, 2022, the Chamber of Appeals confirmed the judgement of first instance. On July 1, 2022, Arauco Argentina filed the Federal Extraordinary Appeal before the Supreme Court of Justice. The Chamber admitted the appeal lodged by Arauco regarding the federal matter of the litigation; however, the grounds pertaining to arbitrariness were dismissed. Arauco filed a direct complaint before the Supreme Court, seeking for the higher court to broaden its examination of the case and also address such argument. In its ruling issued on June 13, 2024, the Supreme Court declared both motions inadmissible, thus ratifying the legality of Note 145/05. The Company’s legal advisors are of the opinion that since the Enforcement Authority did not establish that Arauco was not entitled to the exemption (neither in Note 145/05, nor in any subsequent administrative act), and to the extent that the committed forestry projects are declared completed, the sums paid as precautionary export duties should be returned to the Company, not based on the illegality of Note 145/05, but rather on the effective enjoyment of the received benefits.

On the other hand, Arauco Argentina S.A. currently has a guarantee at an amount of $ 435,952,315 Argentine pesos (ThU.S.$ 423 as of December 31, 2024) in favor of the Secretary of Agriculture, Livestock and Fishing.

Moreover, the Company has submitted annual forestry plans covering the period from 2007 to 2022 for its plantations located in the Provinces of Misiones and Buenos Aires.

On March 25, 2019, the Secretary of Agriculture, Livestock and Fisheries issued Resolution No. 2019-55-APN-SECAGYP#MPYT, approving the annual forestry plan for the year 2007. Additionally, said agency, through Resolution No. 2019-114-APN-SECAGYP#MPYT, dated June 12, 2019, approved the 2009 annual forestry plan and, through resolution No. 2019-228-APN-SECAGYP#MPYT, dated November 29, 2019, approved the 2008 annual forestry plan.  For this reason, Arauco Argentina S.A. will be able to compute the income tax exemption corresponding to the forest appraisal on the plantations harvested from the land included in those plans as from fiscal year 2019.

Arauco Argentina S.A. believes that it has complied with all of the obligations imposed upon it by the system set forth under Law No. 25,080.

Arauco do Brasil S.A.

1) The Federal Reserve of Brazil contested the amortization of goodwill resulting from acquisitions of Placas do Paraná, Tafibrás, Tafisa (now, Arauco do Brasil S.A.) y Dynea Brasil S.A.

On July 20, 2015, Arauco do Brasil was notified of the first administrative level resolution, which partially confirmed the sanction. Against this resolution, a voluntary appeal to revoke the Notice of Infringement was filed before the Administrative Council of Fiscal Resources of Brazil (in Portuguese, Conselho Administrativo de Recursos Fiscais or “CARF”), which is the second level.

On May 16, 2017, the CARF issued its decision on the matter, and confirmed certain arguments presented by the Company regarding the premium, although it decided preserving additional charges. On September 27, 2018, Arauco do Brasil S.A was notified of the CARF’s decision, and the Company then filed a motion for clarification to clarify certain elements of the CARF’s decision. On January 25, 2019, the CARF ruled that there were no clarifications or omissions to be made and, consequently, set a deadline to file the last appeal within the administrative scope (“Special Appeal”). This Special Appeal was lodged before the CARF High Chamber of Fiscal Resources (in Portuguese, Camara Superior de Recursos Fiscais or “CSRF”) on February 11, 2019, reiterating the allegations put forth by the Company’s defense regarding the issues and charges that remained outstanding in the process.

On August 28, 2020, the Company was served with an intermediate decision in Grievance of Instrument, issued by CARF that divided the claim into two parts, one at the administrative level and the other one at the judicial level:

I – The administrative level fine (deductibility of interest and isolated fine of 50%) whose estimated amount of R$34.5 million (equivalent to ThU.S.$ 5,586 as of December 31, 2024). Pursuant to these requirements on March 27, 2023, Arauco do Brasil adhered to the government program of reduction of fiscal litigation which permits a reduction of the 65% of the entire amount of the debt through the payment of the 35% of the debt in two ways: (a) payment in cash of the 30%, totaling R$3.7 million (ThU.S.$ 595 as of December 31, 2024) and (b) payment of 70% through offsetting with tax losses, totaling R$8.6 million (ThU.S.$ 1,388 as of December 31, 2024).

Subsequently, Arauco do Brasil made the payment in cash and also applied the offset with tax losses. Notwithstanding the foregoing, the Federal Reserve of Brazil (Brazilian tax service) must confirm Arauco do Brasil's compliance with the program, thus closing the part of the case which was being reviewed before an administrative venue.

II – Part of the case that remained in a judicial venue (contractual expenses deducted in the purchase of Tafisa Brasil; interest and legal expenses on debts in the amnesty program; Imposto de Renda Pessoa Jurídica, or “IRPJ”, and lower Contribuição Social sobre o Lucro Líquido, or “CSLL” whose updated estimated amount is R$ 42,167,507 (ThU.S.$ 6,826 as of December 31, 2024). Arauco do Brasil filed the Tax Debt Annulment Action.

On March 9, 2023, the trial court issued a judgment that was partially favorable to Arauco do Brasil, upholding the aforementioned claims, and thus setting aside the portion of the debt corresponding to R$ 26,554,677 (ThU.S.$ 4,299 as of December 31, 2024). However, the judgment rejected the claim related to interest and legal expenses on debts under the amnesty program, which estimated amount is R$ 15,612,831 (ThU.S.$ 2,528 as of December 31, 2024).

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

On September 27, 2024 the case was included in the agenda for judgment on October 15, 2024. The trial of the case was suspended due to a request for review by one of the judges of the court.

On November 11, 2024, Arauco's appeal was denied, the Federal Reserve's appeal was granted and the court of second instance restored the total amount disputed in the annulment lawsuit, the estimated amount of which is 46,237,171 reais (ThU.S.$ 7,485 as of December 31, 2024). The deadline for filing an appeal against the second instance decision is currently open.

Considering that the Company's position is supported by solid legal arguments, there is a reasonable margin of obtaining a favorable result for the Company and that is why, as of December 31, 2024, Arauco has not established any provision for this contingency.

2) In 2013, a service provider (Emontcontrau) instituted a civil lawsuit against us seeking compensation for damages allegedly caused by Arauco’s unilateral termination of its contract in connection with the implementation of the MDF 2 line of the Jaguariaiva mill. On November 01, 2021, the Civil Court of Curitiba issued its ruling, ordering Arauco to pay to the service provider an amount of ThR$ 84,000 (ThU.S.$ 13,599 as of December 31, 2024) in consideration of the alleged damages borne by the service provider during the course of the services contracts and as a result of its early termination by Arauco.

After the judgment, we were summoned and on March 8, 2022 we filed an Appeal, and the opposing party was summoned to present arguments on our appeal and filed the petition on April 11, 2022, also appealing the judgment.

In April 2023, a favorable ruling was handed down in our Appeal and we succeeded in annulling the judgment so that the case could return to its original forum. This annulment ruling will also affect the expert evidence, which will have to be produced again. As a result, the provision of R$ 42,945,528 (equivalent to ThU.S.$ 8,468 at the reversal date) was fully reversed during the year 2023.

In May 2023, the contractor company filed a Motion for Clarification presenting alleged omissions, in an attempt to preserve the decision or at least the evidence already produced. Review of these remedies is currently pending. In July 2023, the appeal was dismissed.

In August 2023, the contractor filed a Special Appeal before the Higher Court of Justice, to reverse the decision in favor of Arauco.

In October 2023, the special appeal was rejected. In November 2023, the contractor firm lodged an appeal, seeking admissibility, but in April 2024 said appeal was not admitted.

In May 2024, opposing counsel filed a new appeal seeking a review of their main appeal by the Superior Court of Law. This appeal is still pending.

A ruling on the appeal filed by opposing counsel is still pending.

Arauco Industria de México, S.A. de C.V. (before Maderas y Sintéticos de México, S.A. de C.V.

On December 12, 2022, the Tax Administration Service issued tax credit assessment resolution number 900-04-04-00-00-00-2022-978 corresponding to the 2014 tax year. Under such assessment, objections against the following items were filed: (i) the deduction of interest in the historical amount of $ 85,172,274 Mexican pesos (ThU.S.$ 4,145 as of December 31, 2024), from loans granted by Masisa S.A. (Chile); (ii) the tax loss in the total amount of $ 275,986,671 Mexican pesos (ThU.S.$ 13,430 as of December 31, 2024); (iii) the deduction of payments made to Masisa S.A. for logistics services in the total amount of $ 3,058,221 Mexican pesos (ThU.S.$ 149 as of December 31, 2024); (iv) the alleged generation of non-distributed dividends related to the payments indicated in items (i) and (iii) above; (v) the rejection of contributions to the Single Contribution Account in amounts expressed in Mexican pesos of  $ 342,372,000 (ThU.S.$ 16,661 as of December 31, 2024), $ 66,250,020 (ThU.S.$ 3,224 as of December 31, 2024), $ 46,389,980 (ThU.S.$ 2,257 as of December 31, 2024) and $ 11,457,000 Mexican pesos (ThU.S.$ 558 as of December 31, 2024), respectively; and (vi) an alleged incorrect application of the double taxation avoidance treaty between Mexico and Chile. The total amount of omitted tax, updates, surcharges, and fines assessed to the company amounts to $ 445,712,085 Mexican pesos (ThU.S.$ 21,689 as of December 31, 2024).

On February 13, 2023, a motion to revoke was filed against the above assessment, before the General Legal Administration of the Tax Administration Service. Currently, additional evidence was submitted, and subsequently, the tax authorities must issue a ruling which, if unfavorable, could be challenged by the Company before the Federal Court of Administrative Justice.

Considering that the Company's position is supported by solid legal arguments, there is a reasonable margin of obtaining a favorable result for the Company and that is why, as of December 31, 2024, Arauco has not established any provision for this contingency.

At the closing date, there are no other contingencies in which the Companies act as obligor, that may significantly affect their financial, economic or operational conditions.

Provisions recorded as of December 31, 2024 and 2023 are as follows:

	12-31-2024	12-31-2023
Classes of Provisions	ThU.S.$	ThU.S.$
Short-term provisions	1,837	3,905
Provisions for litigations	499	440
Other short-term provisions	1,338	3,465
Long-term provisions, non-Current	33,121	28,651
Provisions for litigations	29,265	28,651
Other long-term provisions	3,856	-
Total provisions	34,958	32,556

	12-31-2024
	Litigations (*)	Other Provisions (**)	Total
Movements in provisions	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	29,091	3,465	32,556
Changes in provisions
Additional provisions	3,763	4,667	8,430
Used provisions	(1,834)	(2,310)	(4,144)
Increase (decrease) in foreign exchange	(1,261)	(628)	(1,889)
Other increases (decreases)	5	-	5
Total changes	673	1,729	2,402
Closing balance	29,764	5,194	34,958
(*) The increase in litigations is mainly made up of ThU.S.$ 3,673 by subsidiaries in Argentina and Brazil for civil and labor lawsuits.
(**) The increase in Other Provisions corresponds mainly to the deferred subsidy of one subsidiary in Brazil. In addition, the decrease in Other Provisions corresponds mainly to the reversal of the provision for dismantling of Line 1 of Arauco mill.

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
(**) The decrease in Other Provisions corresponds mainly to the reversal of the provision for dismantling of Line 1 of Arauco mill and the decrease in the balance of the provision for negative equity of E2E SpA.

	12-31-2022
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

NOTE 19. INTANGIBLE ASSETS

	12-31-2024	12-31-2023
Classes of intangible assets, net	ThU.S.$	ThU.S.$
Intangible assets, net	55,980	66,431
Intangible assets under development (IT programs)	1,025	2,793
Computer software	17,866	21,234
Water rights	4,338	4,999
Customer relationship	14,367	19,457
Other identifiable intangible assets	18,384	17,948
Classes of intangible assets, gross	230,158	232,484
Intangible assets under development (IT programs)	1,025	2,793
Computer software	127,944	124,794
Water rights	4,338	4,999
Customer relationship	73,888	75,337
Other identifiable intangible assets	22,963	24,561
Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(174,178)	(166,053)
Accumulated amortization and impairment, intangible assets	(174,178)	(166,053)
Computer software	(110,078)	(103,560)
Customer relationship	(59,521)	(55,880)
Other identifiable intangible assets	(4,579)	(6,613)

Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	12-31-2024
	Intangible assets under development	Computer software	Water rights	Customer relationship	Others	Total
Reconciliation of intangible assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	2,793	21,234	4,999	19,457	17,948	66,431
Changes
Additions	1,099	3,298	-	-	1,422	5,819
Disposals	(7)	(108)	(661)	-	-	(776)
Amortization	-	(8,234)	-	(4,925)	(550)	(13,709)
Increase (decrease) in foreign exchange	-	(440)	-	(165)	(436)	(1,041)
Increase (decrease) though transfers	(670)	-	-	-	-	(670)
Other increases (decreases)	(2,190)	2,116	-	-	-	(74)
Changes total	(1,768)	(3,368)	(661)	(5,090)	436	(10,451)
Closing balance	1,025	17,866	4,338	14,367	18,384	55,980

	12-31-2023
	Intangible assets under development	Computer software	Water rights	Customer relationship	Others	Total
Reconciliation of intangible assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	5,076	22,323	5,185	24,015	16,840	73,439
Changes
Additions	2,273	4,035	-	-	744	7,052
Additions through business combination	-	190	-	-	1,140	1,330
Disposals	(356)	(880)	(186)	-	-	(1,422)
Amortization	-	(8,726)	-	(4,681)	(659)	(14,066)
Impairment los recognised in profit or loss	-	(195)	-	-	-	(195)
Increase (decrease) in foreign exchange	-	312	-	124	(117)	319
Other increases (decreases)	(4,200)	4,290	-	(1)	-	89
Decrease through classified as held for sale	-	(115)	-	-	-	(115)
Changes total	(2,283)	(1,089)	(186)	(4,558)	1,108	(7,008)
Closing balance	2,793	21,234	4,999	19,457	17,948	66,431

Years of useful life (average)
Computer software	5
Customer relationship	15
Brands	7

The amortization of customer relationship and computer software is presented in the
consolidated statements of profit or loss under the administrative expenses line item.

NOTE 20. BIOLOGICAL ASSETS

Biological assets comprise forestry plantations, mainly radiata and taeda pine, and to a lesser extent eucalyptus. The plantations are located in Chile, Argentina, Brazil and Uruguay.

As of December 31, 2024, Arauco had a total surface of 1.67 million hectares of which 935 thousand hectares are used for forestry planting, 482 thousand hectares are native forest, 112 thousand hectares are used for other purposes and 137 thousand hectares not yet planted. Lands corresponding to native forest, lands used for other purposes and lands not yet planted are presented in property, plant and equipment, Forest plantations are presented in Biological Assets.

For the year ended as of December 31, 2024, the production volume of logs totaled 19.6 million m3 (19.7 million m3 as of December 31, 2023).

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

- Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s own industrial centers and sales to third parties at market prices. Sales margin of the different products that are harvested in the forest is also considered in the valuation. The changes in the value of the plantations pursuant to the criteria defined above are accounted for in the results for the period, as established in IAS 41. These changes are presented in the consolidated statements of profit or loss
under the line-item other income per function, which generated an impact for the year ended as of December 31, 2024 amounted to ThU.S.$ 159,021 (ThU.S.$ 264,477 and ThU.S.$ 12,932 as of December 31, 2023 and 2022, respectively). The appraisal of biological assets resulted in a greater cost of the lumber sold in comparison to the real incurred cost, which is presented included in the cost of sales which as of December 31, 2024 amounted to ThU.S.$ 290,470 (ThU.S.$ 344,991 and ThU.S.$ 309,670 as of December 31, 2023 and 2022, respectively).

- Forestry plantations are harvested according to the needs of Arauco’s production plants.

- The discount rates used are 6.4% in Chile, 8.3% Brazil, 22.6% in Argentina and 9% in Uruguay.

- It is expected that prices of harvested timber are constant in real terms based on market prices.

- Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

- The average crop age by species and country is:

	Chile	Argentina	Brazil	Uruguay
Pine	24	15	15	-
Eucalyptus	12	10	7	10

The following table sets forth the sensitivity to changes in fair value of biological assets considering variations in significant assumptions considered in calculating the fair value of the assets:

		ThU.S.$
Discount rate	0.5	(111,711)
	-0.5	119,337
Margins (%)	10	425,449
	-10	(425,449)

The significant unobservable input data used in the measurement of the fair value of biological assets are discount rates and sales margins of the different products that are harvested from the forest. Increases (decreases) in any of these input data considered in isolation would result in a smaller or greater fair value measurement.

The adjustment to fair value of biological assets minus sale costs is recorded in the consolidated statements of profit or loss, under the line-item other income or other expenses, depending on whether it corresponds to profits or losses.

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

Detail of biological assets
pledged
as security

As of December 31, 2024, there were no forestry plantations pledged as security.

Detail of biological assets with restricted ownership

As of the date of these consolidated financial statements, there are no biological assets with restricted ownership.

No significant government grants have been received.

Current and non-current biological assets

As of the date of these consolidated financial statements, the current and non-current biological assets were as follows:

	12-31-2024	12-31-2023
	ThU.S.$	ThU.S.$
Current	315,500	370,957
Non-current	2,747,894	2,651,622
Total	3,063,394	3,022,579

Reconciliation of carrying amount of biological assets

	12-31-2024
	Current	Non-current	Total
Movement	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	370,957	2,651,622	3,022,579
Changes in real incurred cost	16,970	149,293	166,263
Additions through acquisition	-	380,414	380,414
Increases (decreases) due to business combination	-	21,880	21,880
Sales	(27)	(6,481)	(6,508)
Harvest	(140,381)	-	(140,381)
Increases (decreases) in foreign exchange	(4,268)	(58,983)	(63,251)
Loss of forest due to fires	-	(25,633)	(25,633)
Transfers from non-current to current	161,646	(161,646)	-
Other increases (decreases)	-	(258)	(258)
Changes in fair value	(72,427)	(53,021)	(125,448)
Gain (losses) arising from changes in fair value minus sale costs	-	117,316	117,316
Sales	-	(7,946)	(7,946)
Harvest	(241,617)	-	(241,617)
Increases (decreases) in foreign exchange	(6,739)	13,219	6,480
Loss of forest due to fires	-	715	715
Transfers from non-current to current	175,929	(175,929)	-
Other increases (decreases)	-	(396)	(396)
Total changes	(55,457)	96,272	40,815
Closing balance	315,500	2,747,894	3,063,394

	12-31-2023
	Current	Non-current	Total
Movement	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	330,435	2,864,935	3,195,370
Changes in real incurred cost	910	158,489	159,399
Additions through acquisition	1,570	416,792	418,362
Sales	(168)	(6,167)	(6,335)
Harvest	(147,901)	-	(147,901)
Increases (decreases) in foreign exchange	279	14,638	14,917
Loss of forest due to fires	(1,652)	(63,353)	(65,005)
Transfers to non-current assets held for sale	(11,022)	(43,939)	(54,961)
Transfers from non-current to current	159,804	(159,804)	-
Other increases (decreases)	-	322	322
Changes in fair value	39,612	(371,802)	(332,190)
Gain (losses) arising from changes in fair value minus sale costs	-	264,477	264,477
Sales	(51)	(5,736)	(5,787)
Harvest	(322,232)	-	(322,232)
Increases (decreases) in foreign exchange	(4,311)	5,401	1,090
Loss of forest due to fires	-	(43,721)	(43,721)
Transfers to non-current assets held for sale	(48,148)	(177,869)	(226,017)
Transfers from non-current to current	414,354	(414,354)	-
Total changes	40,522	(213,313)	(172,791)
Closing balance	370,957	2,651,622	3,022,579

F-73

	12-31-2022
	Current	Non-current	Total
Movement	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	329,586	3,008,897	3,338,483
Changes in real incurred cost	18,600	156,351	174,951
Additions through acquisition	35	293,231	293,266
Sales	(428)	(9,512)	(9,940)
Harvest	(115,373)	-	(115,373)
Increases (decreases) in foreign exchange	(2,077)	14,680	12,603
Loss of forest due to fires	-	(13,346)	(13,346)
Transfers to non-current assets held for sale	-	4,938	4,938
Transfers from non-current to current	133,640	(133,640)	-
Decrease due to loss of control in subsidiary	2,803	-	2,803
Changes in fair value	(17,751)	(300,313)	(318,064)
Gain (losses) arising from changes in fair value minus sale costs	2,345	10,587	12,932
Sales	106	(13,306)	(13,200)
Harvest	(320,810)	-	(320,810)
Loss of forest due to fires	-	(3,781)	(3,781)
Transfers to non-current assets held for sale	-	5,220	5,220
Transfers from non-current to current	299,498	(299,498)	-
Decrease due to loss of control in subsidiary	1,110	465	1,575
Total changes	849	(143,962)	(143,113)
Closing balance	330,435	2,864,935	3,195,370

Regarding the fires that occurred in Chile in early 2023 in the regions of Maule, Ñuble, Araucanía, Biobío and Los Ríos, 47 thousand hectares of productive forest plantations of Arauco were affected. During 2023, management was carried out that allowed to recover an approximate equivalent to 12 thousand hectares.

At the year ended December 31, 2023, a forest fire loss net of insurance compensation of ThU.S.$ 17,191 was recognized for the fires in Chile, reducing the gross value of the biological assets, which represented 3.2% of the value of the forest plantations of Arauco. As of December 31, 2024, a forest loss of ThU.S.$ 2,841 was recognized for fires in Chile.

NOTE 21. ENVIRONMENTAL MATTERS

Environment management

For Arauco, sustainability is a core component of its management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. The environmental department, along with its specialists, ensures that these guidelines are followed and effectively implemented in the Company´s daily operations.

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

Detail information of disbursements related to the environment

As of December 31, 2024 and 2023 Arauco had
made
and / or had committed the following disbursements in major environmental projects:

12-31-2024		Disbursements undertaken 2023				Committed Disbursements
		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of project	of project	ThU.S.$	Expense	destination item	ThU.S.$	date
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	104	Assets	Properties, plants and equipments	1,222	2025
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	-	Assets	Properties, plants and equipments	511	2025
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	2,516	Assets	Properties, plants and equipments	5,070	2025
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	4,256	Assets	Properties, plants and equipments	8,816	2025
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	16,822	Expense	Operating costs	-	2025
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	17,365	Expense	Operating costs	-	2025
Arauco do Brasil S.A.	Environmental improvement studies	In process	1,799	Assets	Properties, plants and equipments	270	2025
Arauco Argentina S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	-	Assets	Properties, plants and equipments	553	2025
Arauco Industria de Paineis S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	223	Expense	Operating costs	127	2025
Forestal Arauco S.A.	Environmental improvement studies	In process	2,372	Expense	Operating costs	1,881	2025
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	496	Expense	Operating costs	41	2025
Celulosa y Energía Punta Pereira S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	150	Assets	Properties, plants and equipments	2,500	2025
Arauco Industria de México, S.A. de C.V.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	803	Expense	Operating costs	-	2025
Arauco North America, Inc	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	3,249	Assets	Properties, plants and equipments	-	2024
Arauco North America, Inc	Investment projects for the control and management of gas emissions from industrial process	Finished	368	Assets	Properties, plants and equipments	-	2024
		TOTAL	50,523			20,991

12-31-2023		Disbursements undertaken 2023				Committed Disbursements
		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of project	of project	ThU.S.$	Expense	destination item	ThU.S.$	date
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	1,624	Assets	Properties, plants and equipments	608	2024
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	9,095	Assets	Properties, plants and equipments	4,019	2024
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	5,102	Assets	Properties, plants and equipments	13,072	2024
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	19,046	Expense	Operating costs	-	2024
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	17,397	Expense	Operating costs	-	2024
Arauco do Brasil S.A.	Environmental improvement studies	In process	1,395	Assets	Properties, plants and equipments	918	2024
Arauco Industria de Paineis S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	3,677	Expense	Operating costs	127	2024
Forestal Arauco S.A.	Environmental improvement studies	Finished	336	Expense	Operating costs	-	2023
Forestal Arauco S.A.	Environmental improvement studies	In process	1,895	Expense	Operating costs	1,785	2023
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	654	Assets	Properties, plants and equipments	52	2024
Celulosa y Energía Punta Pereira S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	-	Assets	Properties, plants and equipments	2,650	2024
Arauco North America, Inc	Investment projects for the control and management of gas emissions from industrial process	In process	2,854	Assets	Properties, plants and equipments	697	2024
Arauco North America, Inc	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	249	Assets	Properties, plants and equipments	-	2024
Arauco North America, Inc	Investment projects for the control and management of gas emissions from industrial process	Finished	856	Assets	Properties, plants and equipments	-	2023
Arauco North America, Inc	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	1,984	Assets	Properties, plants and equipments	-	2023
		TOTAL	66,164			23,928

NOTE 22. NON-CURRENT ASSETS HELD FOR SALE

On December 20, 2023, Arauco entered into a share purchase agreement (“SPA”). Pursuant to this agreement, Arauco, along with its subsidiary Inversiones Arauco Internacional Limitada (“IAIL”, and jointly with Celulosa Arauco, the “Sellers”), agreed to sell to a company specially incorporated for such purpose and designated by the Brazilian company Klabin S. A. (the “Buyer”) all of the shares and interests that the Sellers directly hold in Arauco Florestal Arapotí S.A. and Arauco Forest Brasil S.A., and indirectly hold in Empreendimentos Florestais Santa Cruz Ltda. and Florestal Vale do Corisco S.A. (jointly, the “Brazilian Forestry Companies”), which own assets mainly in the state of Paraná, Brazil.

The assets included in the sale were all the shares and interests in these Brazilian forestry companies, except for Florestal Vale do Corisco S.A., where the Sellers indirectly own 49% of the latter’s shares of this associate.

The eucalyptus and pine forest plantations included in the transaction span approximately 85,000 hectares. Moreover, it should also be noted that the sale of shares and interests did not extend to the industrial assets related to the panel mills in Brazil, nor to other forestry assets located mainly in the state of Mato Grosso do Sul, Brazil, which are related to an industrial project to subsequently build a pulp mill, known as “Project Sucuriú.”

On July 16, 2024, Arauco transferred all shares and interests held in Arauco Florestal Arapotí S.A., Arauco Forest Brasil S.A., Empreendimentos Florestais Santa Cruz Ltda. and Florestal Vale do Corisco S.A., entities owning assets primarily located in the state of Paraná, Brazil.  The sale price, which amounted to ThU.S.$ 1,168,161, amount that was fully paid on that date. Subsequently, on October 17, 2024, an additional payment of ThU.S.$ 4,613 due to customary price adjustments at the transaction’s closing. The total amount
received by Arauco after taxes was ThU.S.$ 971,097, which generated a profit of ThU.S.$ 209,497 after taxes.

Prior to the reclassification to held for sale and as prescribed by IFRS 5, Arauco assessed whether at that date it was necessary to conduct an adjustment to bring such assets to the lower of their book value and realizable value, resulting in no adjustment to be recorded (the value of the sale is higher than the book value).

During 2021, Arauco carried out a process for the sale of forestry land (80,489 hectares). The forestry land was sold to BTG Pactual Timberland Investment Group LLC, and also comprising British Columbia Investment Management Corporation and APG Asset Management N.V. (the “Consorcio”). As a result, for the year ended December 31, 2022, a profit of ThU.S.$ 19,670, was generated from the sale of the aforementioned assets. This profit was presented under Other Income in the consolidated statements of profit or loss.

The following table sets forth information on the main types of non-current assets and liabilities held for sale:

	12-31-2024	12-31-2023
Assets classified as held for sale	ThU.S.$	ThU.S.$
Cash and cash equivalents	-	9,852
Other non-financial assets	-	5,113
Trade and other receivables	-	2,879
Inventories	-	13,780
Biological assets	-	281,823
Tax assets	-	1,348
Intangible assets other tan goodwill	-	115
Property, plant and equiment	3,767	68,040
Right of use assets	-	17,308
Investments accounted using the equity method	-	29,102
Assets classified as held for sale (*)	3,767	429,360

(*) Of the ThU.S.$ 429,360 as of December 31, 2023, only ThU.S.$ 180 correspond to assets other than the sale operation that will be carried out by the Brazilian companies.

F-77

	12-31-2024	12-31-2023
Liabilities classified as held for sale	ThU.S.$	ThU.S.$
Other non-financial liabilities	-	1,040
Trade and other payables	-	7,834
Tax liabilities	-	3,430
Lease liabilities	-	18,795
Payables and other accounts payables	-	1
Other provisions	-	822
Deferred tax liabilities	-	67,406
Liabilities classified as held for sale	-	99,328

As of December 31, 2023, the Company recognized net deferred tax assets of
ThU.S.$ 78,061 resulting from the proposed sale transaction. These deferred taxes reflect the difference between the financial book value and tax value of the companies to be sold, which were not previously recorded in accordance with IAS 12. This value represented of a credit to earnings for 2024 of ThU.S.$ 57,110 (charge of ThU.S.$ 57,110 as of December 31, 2023) and a debit to conversion reserves of ThU.S.$ 135,171 (ThU.S.$ 135,171 as of December 31, 2023) (see note 6). These deferred taxes were subsequently allocated to the tax result that was generated at the closing of the sale of the aforesaid investments.

NOTE 23. FINANCIAL INSTRUMENTS

23.1 Classification

Arauco's financial instruments as of December 31, 2024 and 2023, are displayed in the
table below. Regarding those instruments valued at an amortized cost, an estimation of their fair value is displayed for informational purposes.

Financial instruments	12-31-2024		12-31-2023
Thousands of dollars	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets at fair value through profit or loss (held for trading)	70,330	70,330	132,869	132,869
Derivative	31	31	61	61
Mutual funds (1)	70,299	70,299	132,808	132,808

Financial assets at amortized cost	2,165,579	2,165,579	1,558,929	1,558,929
Cash and cash equivalents	1,001,261	1,001,261	437,200	437,200
Cash	642,111	642,111	338,033	338,033
Time deposits	359,150	359,150	99,167	99,167
Accounts receivable (net)	1,120,442	1,120,442	1,106,403	1,106,403
Trade receivables	898,717	898,717	688,134	688,134
Lease receivable	67,687	67,687	80,925	80,925
Sundry debtors	20,206	20,206	18,320	18,320
Other receivables	70,367	70,367	248,217	248,217
Prepayments	63,465	63,465	70,807	70,807
Accounts receivable from related parties	10,159	10,159	2,616	2,616
Other financial assets (2)	33,717	33,717	12,710	12,710

Hedging assets	8,959	8,959	41,044	41,044

Financial liabilities at amortized cost (3)	7,414,740	6,799,888	7,896,442	7,227,349
Bonds issued denominated in U.S. dollars	2,898,249	2,638,226	3,402,747	2,936,324
Bonds issued denominated in U.F. (4)	1,819,427	1,404,819	1,594,291	1,323,194
Bank borrowings in U.S. dollars	626,169	673,243	878,793	933,723
Bank borrowings in other currencies	524,854	537,559	620,258	633,755
Lease liabilities	727,990	727,990	559,382	559,382
Trade and other payables	781,281	781,281	811,032	811,032
Accounts payable to related parties	36,770	36,770	29,939	29,939

Financial liabilities at fair value through profit or loss	12	12	498	498

Hedging liabilities	201,906	201,906	107,506	107,506

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
(4)
The Unidad de Fomento (“U.F.”) is a unit of account that is linked to and is adjusted daily to reflect changes in the Chilean consumer price index.

23.2 Fair Value Hierarchy of Financial Assets and Liabilities

The assets and liabilities measured at fair value in the consolidated statements of financial position as of December 31, 2024 and 2023, have been measured based on the valuation methodologies provided in IFRS 13. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

- Level 1: Securities or quoted prices in active markets for identical assets and liabilities

- Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

- Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

	12-31-2024	Level 1	Level 2	Level 3
Fair value	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Financial assets at fair value through profit or loss (held for trading)
Derivatives	31	-	31	-
Mutual Funds	70,299	70,299	-	-

Hedging assets	8,959	-	8,959	-

Financial liabilities at fair value through profit or loss	12	-	12	-

Hedging liabilities	201,906	-	201,906	-

	12-31-2023	Level 1	Level 2	Level 3
Fair value	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Financial assets at fair value through profit or loss (held for trading)
Derivatives	61		61	-
Mutual Funds	132,808	132,808	-	-

Hedging assets	41,044	-	41,044	-

Financial liabilities at fair value through profit or loss	498	-	498	-

Hedging liabilities	107,506	-	107,506	-

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

The following table sets forth a reconciliation between the financial liabilities and the consolidated statements of financial position as of December 31, 2024 and 2023:

Thousands of dollars	12-31-2024
	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Other non- current financial liabilities, Total	Total
Bonds obligations	19,739	67,522	87,261	768,767	711,705	3,149,943	4,630,415	4,717,676
Bank borrowings	28,154	220,673	248,827	728,289	173,907	-	902,196	1,151,023
Swap and Forward	12,817	-	12,817	189,101	-	-	189,101	201,918
Total other financial liabilities (a)	60,710	288,195	348,905	1,686,157	885,612	3,149,943	5,721,712	6,070,617

Thousands of dollars	12-31-2024
	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Lease liabilities	15,116	40,735	55,851	104,578	70,490	497,071	672,139	727,990
Total lease liabilities (b)	15,116	40,735	55,851	104,578	70,490	497,071	672,139	727,990

Thousands of dollars	12-31-2024
	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Trade and other payables	741,847	4,124	745,971	35,310	-	-	35,310	781,281
Accounts payable to related companies	10,563	-	10,563	13,655	7,581	4,971	26,207	36,770
Total accounts payable (c)	752,410	4,124	756,534	48,965	7,581	4,971	61,517	818,051
Total financial liabilities (a) + (b) + (c)	828,236	333,054	1,161,290	1,839,700	963,683	3,651,985	6,455,368	7,616,658

Thousands of dollars	12-31-2023
	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Other non- current financial liabilities, Total	Total
Bonds obligations	29,114	569,526	598,640	296,326	708,379	3,393,693	4,398,398	4,997,038
Bank borrowings	86,243	388,779	475,022	786,031	169,016	68,982	1,024,029	1,499,051
Swap and Forward	8,863	-	8,863	99,141	-	-	99,141	108,004
Total other financial liabilities (a)	124,220	958,305	1,082,525	1,181,498	877,395	3,462,675	5,521,568	6,604,093

Thousands of dollars	12-31-2023
	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Lease liabilities	16,911	30,331	47,242	70,451	58,933	382,756	512,140	559,382
Total lease liabilities (b)	16,911	30,331	47,242	70,451	58,933	382,756	512,140	559,382

Thousands of dollars	12-31-2023
	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Trade and other payables	744,010	16,445	760,455	27,763	-	22,814	50,577	811,032
Accounts payable to related companies	6,958	-	6,958	-	7,581	15,400	22,981	29,939
Total accounts payable (c)	750,968	16,445	767,413	27,763	7,581	38,214	73,558	840,971
Total financial liabilities (a) + (b) + (c)	892,099	1,005,081	1,897,180	1,279,712	943,909	3,883,645	6,107,266	8,004,446

23.4 Derivative Instruments

Hedging instruments recorded as of December 31, 2024 are cash flow hedges. Arauco uses derivatives for hedging purposes, such as cross currency swaps, currency and commodity forwards, interest rate swaps, and options. Depending on the fair value of each instrument, the position could be either an asset or a liability, and they are listed in the consolidated statements of financial position under other non-current financial assets or other non-current financial liabilities, respectively. The effects for the period are presented in consolidated statement of changes in equity as other comprehensive income or the consolidated statements of comprehensive income as finance income or finance costs, net of differences in exchange rate of the hedged items and the deferred tax.

A summary of the derivative financial instruments included in the consolidated statements of financial position as of December 31, 2024 and 2023, is presented below:

Financial instruments	12-31-2024 Fair value ThU.S.$	12-31-2023 Fair value ThU.S.$
Financial assets at fair value through profit or loss	31	61
Derivatives (1)	31	61

Hedging assets	8,959	41,044
Derivatives (1)	861	7,533
Cross Currency Swaps (2)	8,098	33,511

Financial liabilities at fair value through profit or loss	(12)	(498)
Derivatives (1)	(12)	(498)

Hedging liabilities	(201,906)	(107,506)
Derivatives (1)	(17,275)	(1,201)
Cross currency swaps (2)	(184,631)	(106,305)

(1)	Includes HFO swap, forward, NDF and IRS from Chile, USA, Argentina and Uruguay tables.
(2)	Includes cross currency swaps from Chile.

23.4.1. Chile

In order to cover the exposure to variation in cash flows associated with fluctuations in exchange rates, interest rates or commodity prices, Arauco Chile has the following derivatives as of December 31, 2024 and 2023:

Cross currency swaps

Cross currency swaps to cover the exposure to the exchange rate risk generated from bonds denominated in U.F.

Bond	Institution	Amount U.S.$	Amount U.F.	Starting date	Ending date	12-31-2024 fair value ThU.S.$	12-31-2023 fair value ThU.S.$
F	BCI	17,500,011	454,545	10-30-2021	10-30-2029	757	2,400
F	Scotiabank	17,521,026	454,545	10-30-2021	10-30-2029	922	2,673
F	Banco de Chile	17,262,302	454,545	04-30-2019	10-30-2029	493	1,998
F	BCI	17,444,744	454,545	04-30-2023	10-30-2029	425	1,922
F	BCI	17,466,559	454,545	04-30-2023	10-30-2029	407	1,901
F	BCI	17,100,708	454,545	04-30-2023	10-30-2029	722	2,273
F	BCI	17,262,300	454,545	04-30-2023	10-30-2029	579	2,104
P	BCI	28,000,019	727,272	11-15-2021	11-15-2032	1,561	4,019
P	BCI	27,997,657	727,272	11-15-2021	11-15-2032	2,232	4,861
P	Itau	30,843,030	727,272	11-15-2023	11-15-2032	(2,055)	(407)
P	Santander	60,731,198	1,454,545	11-15-2023	11-15-2032	(4,577)	(685)
R	Santander	128,611,183	3,000,000	10-01-2014	04-01-2024	-	(4,612)
R	JP Morgan	43,185,224	1,000,000	10-01-2014	04-01-2024	-	(1,556)
R	Itau	43,277,070	1,000,000	10-01-2014	04-01-2024	-	(1,447)
R	Deutsche	42,870,394	1,000,000	04-01-2024	04-01-2035	(4,946)	-
R	Deutsche	42,870,394	1,000,000	04-01-2024	04-01-2035	(4,660)	-
R	JP Morgan	42,870,394	1,000,000	04-01-2024	04-01-2035	(4,171)	-
R	Deutsche	43,185,224	1,000,000	04-01-2024	04-01-2035	(4,694)	-
R	JP Morgan	43,277,070	1,000,000	04-01-2024	04-01-2035	(4,845)	-
S	Santander	201,340,031	5,000,000	11-15-2016	11-15-2026	(4,962)	8,946
W	Goldman Sachs	40,521,750	1,000,000	10-10-2018	10-10-2028	(2,337)	(129)
W	Scotiabank	40,537,926	1,000,000	10-10-2018	10-10-2028	(2,392)	(154)
W	Goldman Sachs	40,066,555	1,000,000	10-10-2018	10-10-2028	(1,818)	414
X	Santander	118,400,504	3,000,000	10-10-2018	10-10-2038	(13,392)	(6,778)
X	Santander	97,971,786	2,500,000	10-10-2018	10-10-2038	(10,876)	(5,358)
Y	JP Morgan	89,387,460	2,000,000	04-10-2023	04-10-2032	(13,808)	(9,435)
Z	Santander	90,274,363	2,000,000	04-10-2023	04-10-2032	(15,414)	(10,687)
Z	Banco de Chile	44,572,044	1,000,000	04-10-2023	04-10-2032	(6,367)	(4,135)
Z	JP Morgan	44,572,044	1,000,000	04-10-2023	04-10-2032	(6,536)	(4,290)
Z	JP Morgan	44,559,642	1,000,000	04-10-2023	04-10-2032	(6,244)	(3,962)
AB	BCI	43,724,036	1,000,000	05-15-2023	05-15-2033	(5,475)	(3,116)
AB	BCI	43,709,927	1,000,000	05-15-2023	05-15-2033	(5,142)	(2,744)
AB	BCI	43,762,973	1,000,000	05-15-2023	05-15-2033	(5,278)	(2,893)
AB	Banco de Chile	43,601,403	1,000,000	05-15-2023	05-15-2033	(4,983)	(2,534)
AB	Itau	43,654,189	1,000,000	05-15-2023	05-15-2033	(4,778)	(2,581)
						(131,652)	(33,992)

Cross currency swaps contracts to cover the exposure to the risk of the exchange rate for bank contracts in Euro.

Institution	Amount U.S.$	Amount EUR	Starting date	Ending date	12-31-2024 fair value ThU.S.$	12-31-2023 fair value ThU.S.$
Santander	69,805,992	58,823,529	06-15-2021	12-15-2029	(9,494)	(8,173)
Banco de Chile	34,902,941	29,411,765	06-15-2021	12-15-2029	(4,243)	(3,640)
MUFG	69,805,882	58,823,529	06-15-2021	12-15-2029	(8,974)	(7,729)
JP Morgan	139,611,765	117,647,059	06-15-2021	12-15-2029	(17,682)	(15,392)
HSBC	34,902,941	29,411,765	06-15-2021	12-15-2029	(4,488)	(3,868)
					(44,881)	(38,802)

Forward

Non-Delivery Forward (NDF) to cover the exposure to exchange rate risk in Brazilian real currency (BRL), in relation to payments associated with the Sucuriú project.

Exchange rate	Institution	Amount ThU.S.$	Starting date	Ending date	12-31-2024 fair value ThU.S.$	12-31-2023 fair value ThU.S.$
BRLUSD	JP Morgan	50,000,000	12-11-2024	02-18-2025	(1,119)	-
BRLUSD	Santander Chile	43,000,000	12-11-2024	02-18-2025	(1,106)	-
BRLUSD	Bank of America	73,000,000	12-11-2024	03-26-2025	(1,773)	-
BRLUSD	HSBC Bank	70,000,000	12-13-2024	05-15-2025	(1,732)	-
BRLUSD	SMBC	73,000,000	12-13-2024	06-25-2025	(1,897)	-
BRLUSD	MUFG	50,000,000	12-16-2024	08-18-2025	(999)	-
BRLUSD	Santander Chile	48,000,000	12-16-2024	08-18-2025	(854)	-
BRLUSD	Bank of America	50,000,000	12-17-2024	09-24-2025	(237)	-
BRLUSD	JP Morgan	44,000,000	12-17-2024	09-24-2025	5	-
BRLUSD	Santander Chile	50,000,000	12-18-2024	11-17-2025	(223)	-
BRLUSD	JP Morgan	50,000,000	12-18-2024	11-17-2025	(95)	-
BRLUSD	HSBC Bank	29,000,000	12-18-2024	11-17-2025	(66)	-
BRLUSD	SMBC	50,000,000	12-19-2024	12-17-2025	631	-
BRLUSD	JP Morgan	50,000,000	12-19-2024	12-17-2025	(120)	-
BRLUSD	Bank of America	21,000,000	12-19-2024	12-17-2025	(72)	-
BRLUSD	MUFG	50,000,000	12-20-2024	02-19-2026	(934)	-
BRLUSD	Mizuho	50,000,000	12-20-2024	02-19-2026	(1,017)	-
BRLUSD	Mizuho	19,000,000	12-20-2024	02-19-2026	(433)	-
BRLUSD	MUFG	50,000,000	12-23-2024	03-25-2026	(456)	-
BRLUSD	Mizuho	50,000,000	12-23-2024	03-25-2026	(496)	-
BRLUSD	SMBC	28,000,000	12-23-2024	03-25-2026	(187)	-
BRLUSD	Santander Chile	50,000,000	12-26-2024	05-15-2026	(90)	-
BRLUSD	BNP Paribas	50,000,000	12-26-2024	05-15-2026	(253)	-
BRLUSD	BNP Paribas	36,000,000	12-26-2024	05-15-2026	(226)	-
BRLUSD	MUFG	50,000,000	12-27-2024	06-24-2026	(60)	-
BRLUSD	BNP Paribas	50,000,000	12-27-2024	06-24-2026	82	-
BRLUSD	Mizuho	32,000,000	12-27-2024	06-24-2026	12	-
					(13,715)	-
23.4.2. Uruguay

Forward

As of December 31, 2024 and 2023, Arauco through its subsidiaries as a joint operation (50%) in Uruguay maintained the following forward contracts in force and effect for the purposes of ensuring an exchange rate for sale of dollars:

Exchange rate	Institution	12-31-2024 notional ThU.S.$	12-31-2024 fair value ThU.S.$	12-31-2023 notional ThU.S.$	12-31-2023 fair value ThU.S.$
UYUUSD	HSBC - Uruguay	-	-	8,490	292
UYUUSD	Citibank U.K.	1,450	41	5,550	163
UYUUSD	Itaú - Uruguay	1,150	23	10,555	358
UYUUSD	Banco de la República Oriental de Uruguay	-	-	1,920	107
UYUUSD	HSBC - Uruguay	10,245	(880)	-	-
UYUUSD	Citibank U.K.	1,350	(27)	-	-
UYUUSD	Itaú - Uruguay	11,395	(703)	2,300	(7)
UYUUSD	Banco de la República Oriental de Uruguay	3,825	(166)	-	-
UYUUSD	JPMorgan Chase Bank U.K.	4,620	(348)	-	-
EURUSD	Itaú - Uruguay	-	-	299	14
EURUSD	Santander - Uruguay	-	-	916	10
			(2,060)		937

Commodity swap

Arauco Uruguay's profits and through its subsidiaries as a joint operation (50%), also face exposure to the price variation of certain fuels, as occurs with Fuel Oil N°6, which is used during the pulp manufacturing process. In order to minimize this risk, the volatility of future flows associated to the purchase of Fuel Oil No. 6 through forwards of this commodity. The agreements that are in force and effect as of December 31, 2024 and 2023, are detailed below:

Commodity	Institution	12-31-2024 notional ThU.S.$	12-31-2024 fair value ThU.S.$	12-31-2023 notional ThU.S.$	12-31-2023 fair value ThU.S.$
Fuel Oil N°6	JP Morgan - N.A.	970	31	734	43
Fuel Oil N°6	DNB Bank ASA	539	11	331	9
Fuel Oil N°6	BNP Paribas	2,000	56	531	19
Fuel Oil N°6	JP Morgan - N.A.	2,777	(149)	3,523	(353)
Fuel Oil N°6	DNB Bank ASA	4,181	(232)	6,874	(530)
Fuel Oil N°6	BNP Paribas	4,761	(337)	3,580	(313)
			(620)		(1,125)

23.4.3. United States

Interest rate swap

Arauco through its subsidiary in United States, does not maintain current Interest Rate Swaps in force as of the date of these financial statements. As of December 31, 2023, it had contracts with this type of instrument that has the purpose of setting the interest rate of a variable rate debt in the same currency (USD).

Institution	Amount ThU.S.$	Starting date	Ending date	12-31-2024 fair value ThU.S.$	12-31-2023 fair value ThU.S.$
JP Morgan - N.A.	70,000,000	4-28-2020	3-28-2024	-	2,234
Goldman Sachs N.A.	70,000,000	4-28-2020	3-28-2024	-	2,109
JP Morgan - N.A.	70,000,000	4-28-2020	3-28-2024	-	2,236
				-	6,579
23.4.4. Argentina

Forward

As of December 31, 2024, Arauco through its subsidiary in Argentina does not maintain current forward contracts. As of December 31, 2023, the valuation of this instrument is shown below
:

Exchange rate	Institution	Amount ThU.S.$	Starting date	Ending date	12-31-2024 fair value ThU.S.$	12-31-2023 fair value ThU.S.$
ARSUSD	HSBC	5,000	11-29-2023	1-31-2024	-	(496)
					-	(496)
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

As of December 31, 2024 and 2023, there are provisions for impairment for ThU.S.$ 13,297 and ThU.S.$ 12,473, respectively.

	12-31-2024	12-31-2023
	ThU.S.$	ThU.S.$
Financial assets at amortized cost	2,165,579	1,558,929
Cash and cash equivalents (Mutual Funds not included)	1,001,261	437,200
Cash	642,111	338,033
Time deposits	359,150	99,167
Accounts receivables (net)	1,130,601	1,109,019
Trade receivables	898,717	688,134
Lease receivable	67,687	80,925
Sundry debtors	20,206	18,320
Other receivables	70,367	248,217
Prepayments	63,465	70,807
Accounts receivable from related parties	10,159	2,616
Other financial assets (*)	33,717	12,710
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

The composition of cash and cash equivalents (including the balance of mutual funds displayed in this note as valuation, instruments at fair value with profit or loss) at December 31, 2024 and 2023, classified by currency is as follows:

	12-31-2024	12-31-2023
	ThU.S.$	ThU.S.$
Cash and cash equivalents	1,071,560	570,008
U.S. dollars	668,888	310,108
Euro	8,754	6,532
Brazilian real	117,848	30,402
Argentine pesos	12,642	58,592
Mexican pesos	40,128	26,439
Other currencies	11,794	3,149
Chilean pesos	211,506	134,786

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

23.5.4 Sundry debtors
: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

The allowance for doubtful accounts is presented as a deduction of trade and other receivables. The provision for doubtful accounts is established based on an analysis of the age of the portfolio and considering the insurance coverage on accounts receivable. Other conditions are assessed for example when there is objective evidence that Arauco will not receive payments under the original sale terms and when the customer is a party to a bankruptcy court agreement or cessation of payments and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

23.5.5 Accounts receivable from related parties
: Represent enforceable rights for Arauco resulting from the normal course of business, calling normal to the line of business, activity or purpose of exploitation and financing, and which Arauco owns a non-controlling ownership of the counterparty.

The following table sets forth trade and other current/non-current receivables classified by currencies as of December 31, 2024 and 2023:

	12-31-2024	12-31-2023
	ThU.S.$	ThU.S.$
Trade and other current receivables	1,054,707	997,902
U.S. dollars	815,884	711,883
Euros	28,149	30,330
Brazilian real	38,327	67,137
Argentine pesos	26,569	19,916
Mexican pesos	33,704	34,234
Other currencies	1,077	640
Chilean pesos	92,401	115,907
U.F.	18,596	17,855

Accounts receivable from related parties, current	10,159	2,616
U.S. dollars	5,646	-
Argentine pesos	1,812	174
Chilean pesos	2,701	2,442

Trade and other non-current receivables	65,735	108,501
U.S. dollars	2,784	20,613
Brazilian real	9,891	21,614
Argentine pesos	458	-
Chilean pesos	1,505	1,889
U.F.	51,097	64,385

23.6 Financial liabilities

Arauco's financial liabilities to the date of these consolidated financial statements are as follows:

Financial liabilities	12-31-2024 ThU.S.$	12-31-2023 ThU.S.$
Total financial liabilities	7,616,658	8,004,446
Financial liabilities at fair value through profit or loss	12	498
Hedging liabilities	201,906	107,506
Financial liabilities at amortized cost	7,414,740	7,896,442

The following table sets forth the current portion of the non-current bank borrowings and debt issued as of December 31, 2024 and 2023:

	12-31-2024 ThU.S.$	12-31-2023 ThU.S.$
Bank borrowings - current portion	108,645	304,830
Bonds issued - current portion	87,261	89,970
Total	195,906	394,800

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

		12-31-2024	12-31-2023	12-31-2024	12-31-2023
	Currency	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
		Amortized cost		Fair value
Total financial liabilities		7,414,740	7,896,442	6,799,888	7,227,349
Bonds issued	U.S. dollar	2,898,249	3,402,747	2,638,226	2,936,324
Bonds issued	U.F.	1,819,427	1,594,291	1,404,819	1,323,194
Bank borrowings	U.S. dollar	626,169	878,793	673,243	933,723
Bank borrowings	Euro	323,417	414,428	336,122	427,925
Bank borrowings	Other currencies	201,437	205,830	201,437	205,830
Lease liabilities	U.F.	21,494	31,797	21,494	31,797
Lease liabilities	Chilean pesos	65,820	33,489	65,820	33,489
Lease liabilities	Real	504,213	364,011	504,213	364,011
Lease liabilities	Mexican pesos	1,107	3,540	1,107	3,540
Lease liabilities	U.S. dollar	133,934	126,199	133,934	126,199
Lease liabilities	Euro	408	150	408	150
Lease liabilities	Other currencies	1,014	196	1,014	196
Trade and other payables	U.S. dollar	212,689	173,681	212,689	173,681
Trade and other payables	Euro	21,414	18,933	21,414	18,933
Trade and other payables	Brazilian real	81,662	98,198	81,662	98,198
Trade and other payables	Argentine pesos	47,373	46,403	47,373	46,403
Trade and other payables	Mexican pesos	24,199	18,336	24,199	18,336
Trade and other payables	Other currencies	16,411	14,609	16,411	14,609
Trade and other payables	Chilean pesos	339,388	399,338	339,388	399,338
Trade and other payables	U.F.	38,145	41,534	38,145	41,534
Accounts payable to related parties	U.S. dollar	26,633	15,400	26,633	15,400
Accounts payable to related parties	Brazilian real	3,007	-	3,007	-
Accounts payable to related parties	Chilean pesos	7,130	14,539	7,130	14,539

The financial liabilities at amortized cost presented in the consolidated statements of financial position as of December 31, 2024 and 2023 are as follows:

		12-31-2024
		ThU.S.$
	Current	Non-current	Total
Other financial liabilities	336,088	5,532,611	5,868,699
Lease liabilities	55,851	672,139	727,990
Trade and other payables	745,971	35,310	781,281
Accounts payable to related parties	10,563	26,207	36,770
Total financial liabilities at amortized cost	1,148,473	6,266,267	7,414,740

		12-31-2023
		ThU.S.$
	Current	Non-current	Total
Other financial liabilities	1,073,662	5,422,427	6,496,089
Lease liabilities	47,242	512,140	559,382
Trade and other payables	760,455	50,577	811,032
Accounts payable to related parties	6,958	22,981	29,939
Total financial liabilities at amortized cost	1,888,317	6,008,125	7,896,442

23.8 Cash flow hedges reserve reconciliation

The following table sets forth the reconciliation balances of cash flow hedges presented in the consolidated statements of comprehensive income:

	January – December
	2024	2023	2022
	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	(64,952)	(10,112)	(136,859)
Gains (losses) on cash flow hedges, before tax	27,762	(72,816)	186,911
Recycle of cash flow hedges to profit or loss	(6,747)	(1,634)	(9,577)
Income tax relating to cash flow hedges of other comprehensive income	(6,075)	19,610	(50,587)
Closing balance	(50,012)	(64,952)	(10,112)

23.9 Capital disclosures

23.9.1 Information on objectives, policies and processes applied by the Company regarding capital management

Arauco’s policies on capital management have the objective of:

a)	Ensuring business continuity and normal operations in the long-term;
b)	Ensuring funding for new investments to achieve sustainable growth over time;
c)	Keeping adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and
d)	Maximizing the Company’s value and providing an adequate return to shareholders.

23.9.2 Qualitative information on objectives, policies and processes applied by the Company regarding capital management

Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings, bonds and lease liabilities).

23.9.3 Quantitative Information on capital management

The financial safeguards to which Arauco is subject are shown in the following table:

	12-31-2024	12-31-2023	Interest	Debt level
Instrument	ThU.S.$	ThU.S.$	coverage >= 2,0x	(1) <= 1,2x
Domestic bonds	1,819,427	1,594,291	N/R	✓
Term loan credit	273,686	272,664	✓	✓
RCF credit (2)	-	225,040	✓	✓
Term loan credit (3)	212,301	-	✓	✓
Term loan credit (3)	-	212,619	✓	✓
Syndicate ECA	323,417	414,428	✓	✓
N/R: Not required for the financial obligation.
(1) Debt to equity ratio (financial debt divided by equity plus non-controlling interests).
(2) In July 2024, Arauco paid the RCF drawn for MUS$ 225 with maturity in February 2025. Subsequently, during September 2024, a new RCF was subscribed with a maximum amount of MUS$ 450 with maturity in 2027, which replaced the RCF that was valid. As of the date of publication of these financial statements, the new line mentioned above has not been drawn.
(3) In March 2024, our subsidiary Arauco North America, Inc. signed a Term Loan with a group of banks, for a total of MUS$210, where Arauco acts as guarantor. The structure of this loan is for three years and a single capital payment at the end of that period. During that same month, our subsidiary Arauco North America, Inc. fully prepaid its 2017 committed line of credit loan (for which Arauco acted as guarantor), for a total of MUS$
210
plus accrued interest, which was due on the April 28, 2024.

As of December 31, 2024 and 2023, Arauco has complied with all of its financial covenants.

The following table sets forth the credit ratings of our debt instruments as of December 31, 2024, are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local bonds	-	AA	-	AA
Foreign bonds	BBB-	BBB	Baa3	-

Capitalization requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial covenants established in current debt arrangements. The Company manages its capital structure and adjusts based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions and based on opportunities that may arise to improve the Company’s level of liquidity.

The capitalization of Arauco as of December 31, 2024 and 2023 is as follows:

	12-31-2024	12-31-2023
	ThU.S.$	ThU.S.$
Equity	8,723,715	8,009,029
Bank borrowings	1,151,023	1,499,051
Lease liabilities	727,990	559,382
Bonds issued	4,717,676	4,997,038
Capitalization	15,320,404	15,064,500

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

Accounts exposed to credit risk are trade receivables, financial lease debtors and other debtors.

Arauco does not have a securitized portfolio.

F-90

	12-31-2024	12-31-2023
	ThU.S.$	ThU.S.$
Current receivables

Trade receivables	898,681	688,098
Lease receivable	17,247	16,314
Sundry debtors	9,531	8,615
Other receivables	68,459	222,945
Prepayments	60,789	61,930
Net subtotal	1,054,707	997,902

Trade receivables	908,241	696,226
Lease receivable	17,247	16,314
Sundry debtors	11,056	10,464
Other receivables	69,463	223,956
Prepayments	60,789	61,930
Gross subtotal	1,066,796	1,008,890

Provision for doubtful trade receivables	9,560	8,128
Provision for doubtful lease receivable	-	-
Provision for doubtful sundry debtors	1,525	1,849
Provision for doubtful other receivables	1,004	1,011
Subtotal bad debt	12,089	10,988

Non-current receivables

Trade receivables	36	36
Lease receivable	50,440	64,611
Sundry debtors	10,675	9,705
Other receivables	1,908	25,272
Prepayments	2,676	8,877
Net subtotal	65,735	108,501

Trade receivables	1,244	1,521
Lease receivable	50,440	64,611
Sundry debtors	10,675	9,705
Other receivables	1,908	25,272
Prepayments	2,676	8,877
Gross subtotal	66,943	109,986

Provision for doubtful trade receivables	1,208	1,485
Provision for doubtful lease receivable	-	-
Provision for doubtful sundry debtors	-	-
Provision for doubtful other receivables	-	-
Subtotal bad debt	1,208	1,485

Explanation of risk management objectives, policies and processes, and measurement methods

The Credit and Collections Sub-management, dependent from the Treasury Department, is the area entrusted with minimizing the credit risk of the accounts receivable, supervising the delinquency of the accounts. The regulations and procedures applicable for the control and administration of the Arauco Group can be found in the Corporate Credit Policy.

As of December 31, 2024, Arauco’s balance for commercial debtors was ThU.S.$ 909,485 of which, according to the agreed sales conditions, 42.01% corresponded to sales on credit (open account), 57.05% to sales with letters of credit and 0.94% to other types of sales. The client with the largest Open Account debt represented 2.99% of the total accounts receivable as of that date.

Below we provide detail regarding accounts receivable, classified in tranches:

December 31, 2024
Age of trade receivables

Days	Non- past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total

N° debtor	1,472	759	198	25	54	17	5	10	8	37	2,585
ThU.S.$	866,818	34,456	1,922	716	50	31	8	53	151	5,280	909,485
%	95.31%	3.78%	0.21%	0.08%	0.01%	0.00%	0.00%	0.01%	0.02%	0.58%	100%

December 31, 2023
Age of trade receivables

Days	Non- past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
N° debtor	1,375	750	34	30	79	8	3	3	2	42	2,326
ThU.S.$	640,699	41,369	1,503	9,275	70	104	55	15	11	4,646	697,747
%	91.82%	5.93%	0.22%	1.33%	0.01%	0.01%	0.01%	0.00%	0.00%	0.67%	100%

Arauco applies IFRS 9 using the simplified method to determine the provision for expected credit losses of its commercial debtors, corresponding to accounts receivable from customers with credit line. The applied model is based on a scoring system that provides a score to each customer, which considers different variables such as country risk, payment behavior and financial condition of the debtor, among others, thus assigning a probability of default to each customer for the next 12 months. This factor is applied to the balance receivable of each debtor, determining the provision for expected credit losses.

	12-31-2024 ThU.S.$	12-31-2023 ThU.S.$
Letters of credit	518,872	308,161
Credit line	382,117	378,921
Others	8,496	10,665
Total trade receivables	909,485	697,747
Total allowance for doubtful accounts	(10,768)	(9,613)
Total net trade receivables	898,717	688,134

Arauco does not conduct rescheduling or renegotiations with its clients that imply an amendment to the maturity of the invoices and, should it be necessary, any debt renegotiation with a customer shall be analyzed on a case-by-case basis and subjected to the approval of the Corporate Finance Management.

Regarding the loss allowance for trade receivables and others, below we provide detail for the movements as of December 31, 2024, 2023 and 2022:

	December 2024	December 2023	December 2022
	ThU.S.$	ThU.S.$	ThU.S.$
Opening loss allowance as at January 1	12,473	7,960	8,792
Increase due to impairment loss	2,840	3,507	1,097
Increase due to business combination	-	2,043	-
Used impairment	(86)	-	(321)
Unused impairment reversed	(1,587)	(1,037)	(1,608)
Increase (decrease) due to exchange differences	(343)	-	-
Closing balance	13,297	12,473	7,960

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

Explanation of the sales risk with credit line

Sales on credit are subject to the credit limit given to each customer. The approval or rejection of a credit limit for all term sales is carried out by different credit committees, which report to the Corporate Finance Management. The regulations and procedures applicable for the correct control and risk management over the sales on credit are ruled by the Credit Policy defined for the Arauco group.

Arauco
’
s policy is to take out insurance to cover the sales of companies Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Forestal Arauco S.A., Arauco Argentina S.A., Arauco do Brasil S.A., Arauco Industria de Paneis S.A., Arauco Europe Coöperatief U.A., Araucomex S.A. de C.V., Arauco Industria de México, S.A. de C.V., Arauco Perú S.A., Arauco North America, Inc y Arauco Canada Ltd.

As another way of minimizing risk and supporting a line of credit approved by the Credit Committee through guarantees, Arauco holds guarantees such as mortgages, pledges, Standby letters of credit, bank performance bonds, promissory notes, borrowings or any other that could be required under the laws of each country. The total amount held in guarantees amounts to ThU.S.$ 121,342, effective as of December 31, 2024. The procedure for guarantees is regulated by Arauco
’
s Policy on Guarantees, whose purpose is to control their accounting, due date and custody.

The maximum exposure to credit risk is limited to the value at amortized cost of the Debtors
’
account for sales registered as of the date of this report, minus the percentage of sales insured by the aforementioned credit insurance companies and the guarantees granted in favor of Arauco.

In summary, debt with term sale with credit line covered by the various insurance policies and guarantees amounts to 97.01% and, therefore, Arauco
’
s portfolio exposure amounts to 2.99%.

Secured open accounts receivable	ThU.S.$	%
Total open accounts receivable	384,933	100.00%
Secured receivables (*)	373,410	97.01%
Unsecured receivables	11,523	2.99%
(*) Insured debt is deemed to be the portion of accounts receivable that is covered by a credit company or by guarantees such as standby letters of credit, mortgages, performance bonds, among others.

Investment policy:

Arauco has an Investment Policy which identifies and limits the financial instruments and the entities into which Arauco, is authorized to invest. The Company
’
s Treasury Department is centralized. For the subsidiary in Argentina, the Corporate Finance Department monitors and controls compliance with Arauco financial policies, but its daily treasury activity is managed independently. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long-term debt subscriptions. Exceptions to this rule apply to short and long-term debt, and will be for specific investments made through other companies where authorization is required from the Chief Financial Officer.

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

The required information to evaluate the various criteria are obtained from published financial statements from the banks under evaluation and from the credit risk ratings of short and long-term debt securities, defined by the regulatory body (Commission for the Financial Market) and carried out by rating agencies authorized by said organization.

Any necessary exceptions regarding investment limits in each particular instrument or entity must have the authorization from Arauco
’
s Chief Financial Officer.

23.10.2 Type of risk: Liquidity risk

Description

This risk corresponds to Arauco
’
s ability to fulfill its financial obligations upon maturity.

Explanation of liquidity risk exposure and how this risk arises

Arauco
’
s exposure to liquidity risk is mainly from its obligations to bondholders, banks and financial institutions, creditors and other payables. Liquidity risk may arise if Arauco is unable to meet the net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

Explanation of objectives, policies and processes for risk management, and measurement methods

The Corporate Financial Management Division monitors on an ongoing basis the Company
’
s cash flow forecasts based on short and long-term forecasts and available financing alternatives. In order to manage the risk level of financial assets, Arauco follows its investment policy.

The following tables detail Arauco
’
s liquidity analysis for its financial liabilities as of December 31, 2024 and 2023.

The tables have been drawn up based on the contractual undiscounted cash outflows and their remaining contractual maturities.

December 31, 2024				Maturity							Total
Tax ID	Name	Currency	Bank borrowings	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 Years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non current ThU.S.$	Effective rate	Nominal rate
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Bank of Nova Scotia	-	19,577	293,504	-	-	-	-	19,577	293,504	7.05%	1.75% + Sofr 6m
93,458,000-1	Celulosa Arauco y Constitución S.A.	Euros	BNP paribas / ECA	-	71,045	70,330	69,607	68,888	68,163	-	71,045	276,988	1.10%	Fixed 1.06%
-	TecVerde Engenharia S.A.	Brazilian real	Banco Regional de Desenvolvimento do Extremo Sul	23	69	69	-	-	-	-	92	69	5.22%	Fixed 5.10%
-	TecVerde Engenharia S.A.	Brazilian real	Santander	-	-	2,899	-	-	-	-	-	2,899	14.19%	CDI + 2.66%
-	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	7,663	-	-	-	-	-	7,663	-	4.38%	Fixed 4.38%
-	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	7,621	-	-	-	-	-	7,621	-	4.28%	Fixed 4.28%
-	Eufores S.A.	U.S. dollar	BBVA	-	9,711	-	-	-	-	-	9,711	-	4.50%	Fixed 4.50%
-	Eufores S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	28,097	-	-	-	-	-	28,097	-	4.38%	Fixed 4.38%
-	Stora Enso Uruguay S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	2,554	-	-	-	-	-	2,554	-	4.38%	Fixed 4.38%
-	Eufores S.A.	U.S. dollar	ITAU	-	12,257	-	-	-	-	-	12,257	-	4.50%	Fixed 4.50%
-	Eufores S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	11,178	-	-	-	-	-	11,178	-	4.28%	Fixed 4.28%
-	Eufores S.A.	U.S. dollar	Santander	-	33,229	-	-	-	-	-	33,229	-	4.50%	Fixed 4.50%
-	Eufores S.A.	U.S. dollar	Scotiabank	-	5,109	-	-	-	-	-	5,109	-	4.66%	Fixed 4.66%
-	Arauco do Brasil S.A.	Brazilian real	Itaú Unibanco S.A.	26	28	431	-	-	-	-	54	431	13.90%	CDI + 1.75%
-	Arauco do Brasil S.A.	Brazilian real	Banco Safra S.A.	836	818	1,543	1,397	1,255	574	-	1,654	4,769	13.55%	CDI + 1.40%
-	Arauco do Brasil S.A.	Brazilian real	Banco Safra S.A.	5,656	5,437	10,232	9,274	8,352	3,818	-	11,093	31,676	13.55%	CDI + 1.40%
-	Arauco do Brasil S.A.	Brazilian real	Itaú Unibanco S.A.	2,394	2,629	5,158	13,190	19,756	17,670	-	5,023	55,774	13.10%	CDI + 0.95%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Itaú Unibanco S.A.	3,613	3,854	60,315	-	-	-	-	7,467	60,315	13.77%	CDI + 1.62%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Banco BTG Pactual S.A.	16,028	1,825	16,172	14,340	-	-	-	17,853	30,512	13.71%	CDI + 1.56%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Banco Safra S.A.	-	9,919	8,871	-	-	-	-	9,919	8,871	13.70%	CDI + 1.55%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	351	-	-	-	-	-	-	351	-	16.50%	Fixed 16.50%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	445	-	-	-	-	-	-	445	-	15.65%	Fixed 15.65%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	674	-	-	-	-	-	-	674	-	15.00%	Fixed 15%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	874	-	-	-	-	-	-	874	-	15.00%	Fixed 15%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	338	-	-	-	-	-	-	338	-	12.50%	Fixed 12.50%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	459	-	-	-	-	-	-	459	-	12.50%	Fixed 12.50%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	-	608	-	-	-	-	-	608	-	12.50%	Fixed 12.50%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	330	-	-	-	-	-	-	330	-	12.50%	Fixed 12.50%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	-	329	-	-	-	-	-	329	-	12.50%	Fixed 12.50%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	451	-	-	-	-	-	-	451	-	12.50%	Fixed 12.50%
-	Arauco Argentina S.A.	U.S. dollar	BBVA	-	5,095	-	-	-	-	-	5,095	-	3.86%	Fixed 3.86%
-	Arauco Argentina S.A.	U.S. dollar	Banco Galicia	-	5,086	-	-	-	-	-	5,086	-	3.50%	Fixed 3.50%
-	Arauco Argentina S.A.	U.S. dollar	BBVA	-	5,086	-	-	-	-	-	5,086	-	3.50%	Fixed 3.50%
-	Arauco Argentina S.A.	U.S. dollar	Banco Galicia Más	-	5,074	-	-	-	-	-	5,074	-	3.00%	Fixed 3%
-	Arauco North America, Inc.	U.S. dollar	Banco Itau Corpbanca - NY Branch	-	12,339	12,339	216,153	-	-	-	12,339	228,492	5.80%	1.55% + Sofr 6m
			Total bank borrowings	32,498	266,237	481,863	323,961	98,251	90,225	-	298,735	994,300

December 31, 2024				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
				months	months	years	years	years	years	years	Current	current	Effective	Nominal
Tax ID	Name	Currency	Bonds	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	rate	rate
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	-	21,025	20,288	19,551	18,814	18,077	-	21,025	76,730	4.25%	4.21%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	-	8,410	8,115	7,820	7,526	7,231	-	8,410	30,692	4.25%	4.21%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	-	22,903	22,209	21,515	20,821	20,127	56,217	22,903	140,889	4.00%	3.96%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	-	6,878	6,878	6,878	6,878	6,878	230,596	6,878	258,108	3.60%	3.57%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	-	4,599	197,365	-	-	-	-	4,599	197,365	2.40%	2.39%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	-	2,416	2,416	2,416	118,076	-	-	2,416	122,908	2.10%	2.09%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	-	5,687	5,687	5,687	5,687	5,687	291,660	5,687	314,408	2.70%	2.68%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Y	-	2,372	2,372	2,372	2,372	2,372	81,851	2,372	91,339	3.10%	3.08%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Z	-	6,120	6,120	6,120	6,120	6,120	272,325	6,120	296,805	3.20%	3.17%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-AB	-	6,120	6,120	6,120	6,120	6,120	290,685	6,120	315,165	3.20%	3.17%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-AC	-	1,224	1,224	1,224	10,786	10,480	20,042	1,224	43,756	3.20%	3.20%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-ae	-	10,674	10,674	10,674	10,674	10,674	507,095	10,674	549,791	3.10%	3.10%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2027	-	19,375	19,375	519,375	-	-	-	19,375	538,750	3.88%	3.88%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2047	-	22,000	22,000	22,000	22,000	22,000	796,000	22,000	884,000	5.50%	5.50%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2029	-	21,250	21,250	21,250	21,250	510,625	-	21,250	574,375	4.25%	4.25%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2049	-	27,500	27,500	27,500	27,500	27,500	1,036,250	27,500	1,146,250	5.50%	5.50%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2030	10,500	10,500	21,000	21,000	21,000	21,000	510,500	21,000	594,500	4.20%	4.20%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2050	12,875	12,875	25,750	25,750	25,750	25,750	1,027,875	25,750	1,130,875	5.15%	5.15%
			Total	23,375	211,928	426,343	727,252	331,374	700,641	5,121,096	235,303	7,306,706

December 31, 2024				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
				months	months	years	years	years	years	years	Current	current
Tax ID	Name	Currency	Underlying asset class	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
85,805,200-9	Forestal Arauco S.A.	U.F.	Motor vehicles	102	305	251	4	-	-	-	407	255
85,805,200-9	Forestal Arauco S.A.	U.F.	Lands	607	-	384	384	384	384	5,755	607	7,291
85,805,200-9	Forestal Arauco S.A.	U.S. dollar	Lands	60	180	240	240	240	-	-	240	720
85,805,200-9	Forestal Arauco S.A.	U.F.	Plants and equipments	840	1,901	2,740	2,435	2,435	1,420	-	2,741	9,030
85,805,200-9	Forestal Arauco S.A.	Chilean pesos	Plants and equipments	89	267	556	119	-	-	-	356	675
-	Arauco Argentina S.A.	U.S. dollar	Buildings and constructions	38	-	-	-	-	-	-	38	-
-	Arauco Argentina S.A.	U.S. dollar	Plants and equipments	344	440	626	553	553	553	4,516	784	6,801
-	Arauco Argentina S.A.	U.S. dollar	Motor vehicles	210	288	165	-	-	-	-	498	165
-	Novo Oeste Gestão de Ativos Florestais S.A.	Brazilian real	Buildings and constructions	1	2	2	-	-	-	-	3	2
-	Arauco Industria de Paineis S.A.	Brazilian real	IT equipment	11	28	55	-	-	-	-	39	55
-	Arauco do Brasil S.A.	Brazilian real	IT equipment	45	134	-	-	-	-	-	179	-
-	Arauco do Brasil S.A.	Brazilian real	Buildings and constructions	26	81	109	109	109	-	-	107	327
-	Arauco Celulose do Brasil S.A.	Brazilian real	Lands	6,357	26,653	44,174	40,450	40,454	40,454	706,942	33,010	872,474
-	Arauco Celulose do Brasil S.A.	Brazilian real	Buildings and constructions	41	110	142	110	106	35	-	151	393
-	Arauco Celulose do Brasil S.A.	Brazilian real	IT equipment	19	56	62	23	-	-	-	75	85
-	Mahal Empreendimentos e Participações S.A.	Brazilian real	Lands	904	1,282	2,186	2,186	2,187	2,187	17,486	2,186	26,232
-	Mahal Empreendimentos e Participações S.A.	Brazilian real	Buildings and constructions	1	2	2	-	-	-	-	3	2
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Buildings and constructions	398	1,195	1,595	1,595	1,595	-	-	1,593	4,785
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Motor vehicles	23	60	25	-	-	-	-	83	25
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Plants and equipments	1,006	3,019	4,040	4,056	4,071	4,086	52,372	4,025	68,625
93,458,000-1	Celulosa Arauco y Constitución S.A.	Chilean pesos	Motor vehicles	2,663	7,396	4,436	2,132	2,132	1,599	-	10,059	10,299
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Motor vehicles	433	1,299	1,732	1,732	1,732	509	-	1,732	5,705
-	Arauco North America, Inc.	U.S. dollar	Buildings and constructions	64	199	395	347	651	729	4,245	263	6,367
-	Arauco North America, Inc.	U.S. dollar	Motor vehicles	527	1,367	618	121	37	-	-	1,894	776
-	Arauco Canada Limited	Canadian dollar	Motor vehicles	110	910	54	-	-	-	-	1,020	54
-	Celulosa y Energía Punta Pereira S.A.	U.S. dollar	Plants and equipments	240	719	640	640	640	432	6,261	959	8,613
-	Eufores S.A.	U.S. dollar	Lands	1,067	3,202	6,682	6,187	5,894	5,496	31,739	4,269	55,998
-	Eufores S.A.	U.S. dollar	Plants and equipments	306	917	1,222	1,222	-	-	-	1,223	2,444
-	Eufores S.A.	U.S. dollar	Buildings and constructions	92	278	209	159	165	170	436	370	1,139
96,510,970-6	Maderas Arauco S.A.	Chilean pesos	Motor vehicles	3,771	11,257	23,120	8,624	7,639	651	-	15,028	40,034
96,510,970-6	Maderas Arauco S.A.	U.F.	Motor vehicles	1	4	3	-	-	-	-	5	3
76,879,577-0	E2E SpA.	Chilean pesos	Lands	54	161	-	-	-	-	-	215	-
-	TecVerde Engenharia S.A.	Brazilian real	Lands	-	-	10	-	-	-	-	-	10
-	Arauco Europe Cooperatief U.A.	Euros	Motor vehicles	12	28	28	11	-	-	-	40	39
-	Arauco Europe Cooperatief U.A.	Euros	Buildings and constructions	19	59	80	82	84	71	-	78	317
-	Araucomex S.A. de C.V.	Mexican pesos	Buildings and constructions	131	412	280	158	14	14	-	543	466
-	Araucomex S.A. de C.V.	U.S. dollar	Buildings and constructions	36	114	140	157	175	31	-	150	503
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Motor vehicles	26	59	64	33	3	-	-	85	100
-	Arauco Industria de México, S.A. de C.V.	U.S. dollar	Plants and equipments	162	499	701	743	193	-	-	661	1,637
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	IT equipment	2	2	-	-	-	-	-	4	-
			Total	20,838	64,885	97,768	74,612	71,493	58,821	829,752	85,723	1,132,446

As part of the policy of Arauco, it considers compliance with all accounts payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

December 31, 2023				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than		Non
				months	months	Years	years	years	years	5 years	Current	current	Effective	Nominal
Tax ID	Name	Currency	Bank borrowings	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	rate	rate
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Bank of Nova Scotia	-	19,715	19,661	293,584	-	-	-	19,715	313,245	7.09%	Fixed 7.05%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Bank of Nova Scotia	-	15,037	227,465	-	-	-	-	15,037	227,465	6.63%	Fixed 6.60%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Banco de Chile	70,316	-	-	-	-	-	-	70,316	-	5.72%	Fixed 5.72%
93,458,000-1	Celulosa Arauco y Constitución S.A.	Euros	BNP paribas / ECA	-	76,690	75,881	75,118	74,346	73,577	72,803	76,690	371,725	1.10%	Fixed 1.06%
-	TecVerde Engenharia S.A.	Brazilian real	ITAU	-	1,722	-	-	-	-	-	1,722	-	9.00%	Fixed 4.63%
-	TecVerde Engenharia S.A.	Brazilian real	Banco Regional de Desenvolvimiento do Extremo Sul	30	34	121	146	-	-	-	64	267	6.00%	Fixed 5.10%
-	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	7,678	-	-	-	-	-	7,678	-	4.76%	Fixed 4.76%
-	Stora Enso Uruguay S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	2,559	-	-	-	-	-	2,559	-	4.76%	Fixed 4.76%
-	Eufores S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	28,153	-	-	-	-	-	28,153	-	4.76%	Fixed 4.76%
-	Eufores S.A.	U.S. dollar	BBVA	-	17,989	-	-	-	-	-	17,989	-	5.60%	Fixed 5.6%
-	Eufores S.A.	U.S. dollar	ITAU	-	7,713	-	-	-	-	-	7,713	-	5.75%	Fixed 5.75%
-	Eufores S.A.	U.S. dollar	Scotiabank	-	2,569	-	-	-	-	-	2,569	-	5.65%	Fixed 5.65%
-	Eufores S.A.	U.S. dollar	Santander	-	28,262	-	-	-	-	-	28,262	-	5.70%	Fixed 5.7%
-	Arauco Forest Brasil S.A.	Brazilian real	Banco Safra S.A.	2,773	2,641	18,670	16,880	15,104	-	-	5,414	50,654	13.30%	CDI + 1.65%
-	Arauco do Brasil S.A.	Brazilian real	Itaú Unibanco S.A.	34	34	68	550	-	-	-	68	618	13.40%	CDI + 1.75%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Itaú Unibanco S.A.	4,729	4,752	9,440	76,976	-	-	-	9,481	86,416	13.27%	CDI + 1.62%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Banco BTG pactual S.A.	-	6,713	22,786	20,562	18,302	-	-	6,713	61,650	13.21%	CDI + 1.56%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Banco Safra S.A.	-	13,988	12,628	11,311	-	-	-	13,988	23,939	13.20%	CDI + 1.55%
-	Arauco Argentina S.A.	Brazilian real	Banco Industrial y Comercial de China	-	585	-	-	-	-	-	585	-	14.50%	Fixed 14.5%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	-	602	-	-	-	-	-	602	-	15.00%	Fixed 15.0%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	-	1,842	-	-	-	-	-	1,842	-	15.50%	Fixed 15.5%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	953	-	-	-	-	-	-	953	-	15.50%	Fixed 15.5%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	-	1,192	-	-	-	-	-	1,192	-	15.60%	Fixed 15.6%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	608	-	-	-	-	-	-	608	-	16.00%	Fixed 16.0%
-	Arauco North America. Inc.	U.S. dollar	Banco Itau Corpbanca - NY Branch	-	217,811	-	-	-	-	-	217,811	-	7.36%	1.90% + Sofr 6m
			Total	79,443	458,281	386,720	495,127	107,752	73,577	72,803	537,724	1,135,979

December 31, 2023				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
				months	months	years	years	years	years	years	Current	current	Effective	Nominal
Tax ID	Name	Currency	Bonds	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	rate	rate
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	-	23,465	22,671	21,876	21,081	20,286	19,492	23,465	105,406	4.26%	4.21%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	-	9,386	9,068	8,750	8,432	8,115	7,797	9,386	42,162	4.24%	4.21%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	-	25,444	24,696	23,947	23,199	22,451	82,318	25,444	176,611	3.96%	3.96%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	-	7,417	7,417	7,417	7,417	7,417	256,060	7,417	285,728	3.57%	3.57%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	-	4,959	4,959	212,811	-	-	-	4,959	217,770	2.43%	2.39%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	-	2,605	2,605	2,605	2,605	127,317	-	2,605	135,132	2.12%	2.09%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	-	6,132	6,132	6,132	6,132	6,132	320,618	6,132	345,146	2.70%	2.68%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Y	-	2,558	2,558	2,558	2,558	2,558	92,093	2,558	102,325	3.10%	3.08%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Z	-	6,599	6,599	6,599	6,599	6,599	303,536	6,599	329,932	3.18%	3.17%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-AB	-	6,599	6,599	6,599	6,599	6,599	323,333	6,599	349,729	3.19%	3.17%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2024	11,250	511,250	-	-	-	-	-	522,500	-	4.52%	4.50%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2027	-	19,375	19,375	19,375	519,375	-	-	19,375	558,125	3.90%	3.88%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2047	-	22,000	22,000	22,000	22,000	22,000	818,000	22,000	906,000	5.50%	5.50%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2029	-	21,250	21,250	21,250	21,250	21,250	510,625	21,250	595,625	4.27%	4.25%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2049	-	27,500	27,500	27,500	27,500	27,500	1,063,750	27,500	1,173,750	5.51%	5.50%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2030	10,500	10,500	21,000	21,000	21,000	21,000	531,500	21,000	615,500	4.21%	4.20%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2050	12,875	12,875	25,750	25,750	25,750	25,750	1,053,625	25,750	1,156,625	5.16%	5.15%
			Total	34,625	719,914	230,179	436,169	721,497	324,974	5,382,747	754,539	7,095,566

December 31, 2023				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
				months	months	years	years	years	years	years	Current	current
Tax ID	Name	Currency	Underlying asset class	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
85,805,200-9	Forestal Arauco S.A.	U.F.	Motor vehicles	176	408	442	274	4	-	-	584	720
85,805,200-9	Forestal Arauco S.A.	U.F.	Lands	478	-	478	418	418	418	6,767	478	8,499
85,805,200-9	Forestal Arauco S.A.	U.S. dollar	Lands	60	180	240	240	240	240	-	240	960
85,805,200-9	Forestal Arauco S.A.	U.F.	Plants and equipments	510	1,189	2,078	2,081	1,750	1,750	1,021	1,699	8,680
85,805,200-9	Forestal Arauco S.A.	Chilean pesos	Plants and equipments	101	202	505	632	135	-	-	303	1,272
-	Arauco Argentina S.A.	U.S. dollar	Buildings and constructions	146	439	38	-	-	-	-	585	38
-	Arauco Argentina S.A.	U.S. dollar	IT equipment	5	9	-	-	-	-	-	14	-
-	Arauco Argentina S.A.	U.S. dollar	Plants and equipments	251	418	-	-	-	-	-	669	-
-	Arauco Argentina S.A.	U.S. dollar	Motor vehicles	585	1,004	498	165	-	-	-	1,589	663
-	Arauco Industria de Paineis S.A.	Brazilian real	IT equipment	4	13	12	-	-	-	-	17	12
-	Arauco do Brasil S.A.	Brazilian real	Buildings and constructions	56	8	-	-	-	-	-	64	-
-	Arauco do Brasil S.A.	Brazilian real	IT equipment	11	6	-	-	-	-	-	17	-
-	Arauco Celulose do Brasil S.A.	Brazilian real	Lands	11,308	18,810	24,625	26,022	25,990	27,219	442,609	30,118	546,465
-	Arauco Celulose do Brasil S.A.	Brazilian real	Buildings and constructions	18	55	73	12	-	-	-	73	85
-	Arauco Celulose do Brasil S.A.	Brazilian real	IT equipment	13	38	51	30	-	-	-	51	81
-	Mahal Empreendimentos e Participações S.A.	Brazilian real	Lands	1,106	1,573	2,679	2,679	2,679	2,679	24,114	2,679	34,830
93,458,000-1	Celulosa Arauco y Constitución S.A.	Brazilian real	Buildings and constructions	434	1,302	1,735	1,735	1,735	1,736	-	1,736	6,941
93,458,000-1	Celulosa Arauco y Constitución S.A.	Brazilian real	Motor vehicles	433	1,299	1,732	1,732	1,732	1,732	509	1,732	7,437
93,458,000-1	Celulosa Arauco y Constitución S.A.	Brazilian real	Plants and equipments	1,003	3,008	4,026	4,040	4,055	4,070	56,456	4,011	72,647
93,458,000-1	Celulosa Arauco y Constitución S.A.	Brazilian real	Motor vehicles	2,911	8,732	10,857	5,611	2,423	2,423	1,818	11,643	23,132
93,458,000-1	Celulosa Arauco y Constitución S.A.	Brazilian real	Motor vehicles	42	103	90	27	-	-	-	145	117
-	Arauco North America. Inc.	Brazilian real	Buildings and constructions	481	1,209	1,199	1,442	206	226	270	1,690	3,343
-	Arauco Canada Limited	Brazilian real	Motor vehicles	17	53	51	55	40	-	-	70	146
-	Arauco North America. Inc.	Brazilian real	Motor vehicles	199	626	437	216	62	1	-	825	716
-	Celulosa y Energía Punta Pereira S.A.	Brazilian real	Plants and equipments	240	560	641	641	641	641	6,693	800	9,257
-	Eufores S.A.	Brazilian real	Lands	1,008	3,021	6,808	6,327	5,834	5,548	35,413	4,029	59,930
-	Eufores S.A.	U.S. dollar	Plants and equipments	306	917	917	1,222	1,222	306	-	1,223	3,667
-	Eufores S.A.	U.S. dollar	Buildings and constructions	87	108	111	152	158	163	648	195	1,232
96,510,970-6	Maderas Arauco S.A.	U.F.	Motor vehicles	9	19	6	3	-	-	-	28	9
76,879,577-0	E2E SpA.	Chilean pesos	Lands	107	321	-	-	-	-	-	428	-
-	TecVerde Engenharia S.A.	Brazilian real	Lands	-	-	143	-	-	-	-	-	143
-	Arauco Europe Cooperatief U.A.	Euros	Motor vehicles	8	23	23	13	8	-	-	31	44
-	Arauco Europe Cooperatief U.A.	Euros	Buildings and constructions	19	56	19	-	-	-	-	75	19
-	Araucomex S.A. de C.V.	Mexican pesos	Buildings and constructions	421	1,303	643	359	196	17	-	1,724	1,215
-	Araucomex S.A. de C.V.	U.S. dollar	Buildings and constructions	9	81	126	138	155	174	31	90	624
-	Arauco Industria de México. S.A. de C.V.	Mexican pesos	Motor vehicles	25	80	63	40	-	-	-	105	103
-	Arauco Industria de México. S.A. de C.V.	Mexican pesos	Buildings and constructions	34	107	157	175	78	-	-	141	410
-	Arauco Industria de México. S.A. de C.V.	Mexican pesos	Lands	1	4	-	-	-	-	-	5	-
-	Arauco Industria de México. S.A. de C.V.	Mexican pesos	IT equipment	2	5	4	-	-	-	-	7	4
-	Araucomex Servicios S.A. de C.V.	Mexican pesos	Motor vehicles	7	22	19	3	-	-	-	29	22
79,990,550-7	Investigaciones Forestales Bioforest SpA.	U.F.	Motor vehicles	3	2	-	-	-	-	-	5	-
			Total	22,634	47,313	61,526	56,484	49,761	49,343	576,349	69,947	793,463

As part of the policy of Arauco, it considers compliance with all accounts payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

Guarantees

As of the date of these consolidated financial statements, Arauco has financial assets of approximately MU.S.$ 64 that have been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.

As of December 31, 2024, the total assets pledged as an indirect guarantee were MU.S.$ 366. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.

Direct and indirect guarantees granted by Arauco:

DIRECT
Subsidiary	Guarantee	Assets pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Guarantee letter	-	U.F.	697	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	-	Chilean pesos	126	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	-	U.F.	352	Railways
Celulosa Arauco y Constitución S.A.	Guarantee letter	-	U.F.	13,469	Sociedad Concesionaria Autopista Costa Arauco S.A.
Celulosa Arauco y Constitución S.A.	Guarantee letter	-	U.S. dollar	4,920	Innergy Soluciones Energéticas S.A.
Madera Arauco S.A.	Guarantee policy		U.F.	2,278	Cermaq Chile S.A
Investigaciones Forestales Bioforest SpA.	Guarantee letter	-	Chilean pesos	213	Innova Chile
Arauco do Brasil S.A.	Guarantee letter	-	Brazilian real	417	Itaú Unibanco S.A.
Arauco do Brasil S.A.	Guarantee letter	-	Brazilian real	41,662	Itaú Unibanco S.A.
		Total		64,134

INDIRECT
Subsidiary	Guarantee	Assets pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Full Guarantee. of Arauco North America. Inc.	-	U.S. dollar	210,000	Banco Itau Corpbanca - NY Branch
Arauco Celulose do Brasil S.A.	Endorsement of Arauco do Brasil S.A.	-	Brazilian real	16,416	Banco Safra S.A.
Arauco Celulose do Brasil S.A.	Endorsement of Arauco do Brasil S.A.	-	Brazilian real	58,405	Itaú Unibanco S.A.
Arauco Celulose do Brasil S.A.	Endorsement of Arauco do Brasil S.A.	-	Brazilian real	41,612	Banco BTG pactual S.A.
Arauco do Brasil S.A.	Endorsement of Arauco Indústria de Painéis S.A.	-	Brazilian real	5,114	Banco Safra S.A.
Arauco do Brasil S.A.	Endorsement of Arauco Indústria de Painéis S.A.	-	Brazilian real	34,050	Banco Safra S.A.
		Total		365,597

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

Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean peso. This fluctuation range is considered possible given current market conditions as of the date of these consolidated financial statements. With all other variables at a constant rate, a U.S. dollar exchange rate variation of +/- 10% in relation to the Chilean peso would mean a change in the net income year after tax +/- 0.8% (equivalent to ThU.S.$ -/+ 4,027), and +/- 0.03% of equity (equivalent to ThU.S.$ -/+ 2,819).

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian real, which is considered a possible range of fluctuation given the market conditions as of the date of these consolidated financial statements. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian real would mean a variation on the net income after tax +/- 0.3% (equivalent to ThU.S.$-/+$ 1,346) and a change on the equity of +/- 1.1% (equivalent to ThU.S.$ -/+$ 99,864).

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

Explanation of risk management objectives, policies and processes, and measurement methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of December 31, 2024, 10.4% our financial debt accrues interest at variable rates. A change of +/- 10% in the interest rate is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 0.4% (equivalent to ThU.S.$-/+ 2,132) and +/- 0.02% (equivalent to ThU.S.$-/+ 1,473) on equity. This analysis does not include borrowings with banks at variable rates for which Arauco mitigates the risk by contracting derivative instruments.

	December 2024 ThU.S.$	Total
Fixed rate	5,909,430	89.6%
Bonds issued	4,717,676
Bank borrowings and others	463,764
Lease liabilities	727,990
Variable rate	687,259	10.4%
Bonds issued	-
Bank borrowings	687,259
Total	6,596,689	100.0%

	December 2023 ThU.S.$	Total
Fixed rate	6,639,075	94.1%
Bonds issued	4,997,038
Bank borrowings and others (*)	1,082,655
Lease liabilities	559,382
Variable rate	416,396	5.9%
Bonds issued	-
Bank borrowings	416,396
Total	7,055,471	100.0%
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

As of December 31, 2024, revenue due to pulp sales accounted for 52.4% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

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

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean a variation of +/- 48.9% (equivalent to ThU.S.$-/+ 232,923) on the income for the year 2023 after tax and +/- 1.9% (equivalent to ThU.S.$ -/+ 163,046) on equity.

NOTE 24.  REPORTABLE SEGMENTS

The main products that generate revenue for each reportable segment are described as follows
:

Pulp segment

The main products sold by this reportable segment are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), pulp fluff and dissolving pulp (DP). Additionally, it manages a forest plantation in order to supply its production plants and, at the same time, to sell to the wood products segment or to third parties what it does not use (pruning, sawing, poles and chips). Finally, depending on its needs, it buys logs and chips from third parties which are consumed or sold to the wood products segment.

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

The Panels area produces a wide range of panel products and several kinds of moldings aimed at the furniture, decoration and construction industries, it consists of 20 industrial plants: 4 in Chile, 2 in Argentina, 4 in Brazil, 2 in Mexico, and 8 plants in the U.S. and Canada, The Company has a total annual production capacity of 7.3 million cubic meters of PBO, MDF, plywood and moldings.

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

Including Sonae Arauco at 50%, Arauco in its mills totalize a capacity of 4.2 million m3 of MDF, 4.2 million m3 of PB and 230,000 m3 of OSB, 710,000 m3 of Plywood and 2,400,000 m3 of sawn timber.

The Sawn Timber area produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in furniture, packing, construction and refurbishing industries.

With 6 sawmills in operation (5 in Chile and 1 in Argentina), the Company has a production capacity of 2.4 million m3 of sawn wood.

Furthermore, the Company has 5 remanufacturing plants: 4 in Chile and 1 in Argentina. These mills reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces.

Arauco has no customers representing 10% or more of its revenues.

Below is summarized information concerning the assets, liabilities and profits and losses at the end of each period, by segments. The profit (loss) of each segment informed takes into consideration that taxes and income and financial costs have not been allocated to the various segments, and are shown as part of the Corporate’s segment:

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Elimination	Total
Year ended as of December 31, 2024	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from sales of goods	3,299,128	3,115,981	6,415,109	-	-		6,415,109
Revenues from rendering of services	130,137	-	130,137	900	-		131,037
Revenues from ordinary activities	3,429,265	3,115,981	6,545,246	900	-		6,546,146

Revenues from transactions with reportable segments	486,399	15,388	501,787	62,721	-	(564,508)	-

Finance income	-	-	-	-	66,355		66,355
Finance costs	-	-	-	-	(397,923)		(397,923)
Net finance costs	-	-	-	-	(331,568)		(331,568)

Depreciation and amortizations	484,953	190,767	675,720	2,423	7,808		685,951
Other income	193,369	26,784	220,153	377	376,531		597,061
Other expenses	99,503	76,765	176,268	1	35,944		212,213

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	6,018	-	6,018	-	(28,668)		(22,650)
Joint ventures	-	(24,017)	(24,017)	-	875		(23,142)

Income tax expense	-	-	-	-	(170,400)		(170,400)

Profit (loss) of each reportable segment	482,213	296,667	778,880	(460)	(302,139)		476,281
Geographical information on revenues
Revenue – Chilean entities	2,601,740	1,133,259	3,735,000	900	-		3,735,900
Revenue – Foreign entities	827,525	1,982,722	2,810,246	-	-		2,810,246
Total revenues from ordinary activities	3,429,265	3,115,981	6,545,246	900	-		6,546,146

Year ended as of December 31, 2024	Pulp	Wood products	Subtotal Segments	Others	Corporate	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	977,878	233,144	1,211,022	1,275	16,595	-	1,228,893
Acquisition in subsidiaries, joint operations and contribution of investments in associates and joint venture	-	-	-	-	111,969	-	111,969

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Elimination	Total
Year ended as of December 31, 2024	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment assets	13,715,757	2,964,938	16,680,695	55,208	1,483,836	(60,427)	18,159,312
Segment assets (excluding deferred tax assets)	13,715,757	2,964,938	16,680,695	55,208	1,410,427	(60,427)	18,085,903
Deferred tax assets					73,409		73,409

Investments accounted through equity method
Associates	41,352	-	41,352	-	35,430		76,782
Joint Ventures	-	211,345	211,345	-	118,484		329,829
Segment liabilities	1,323,157	417,149	1,740,306	34,968	7,660,323		9,435,597
Segment liabilities (excluding deferred tax liabilities)	1,323,157	417,149	1,740,306	34,968	6,190,811		7,966,085
Deferred tax liabilities					1,469,512		1,469,512

Geographical information on non-current assets
Chile	8,322,403	485,877	8,808,280	53,658	364,906	(7,016)	9,219,828
Foreign countries	3,301,679	1,226,377	4,528,056	-	136,810		4,664,866
Total non-current assets	11,624,082	1,712,254	13,336,336	53,658	501,716	(7,016)	13,884,694

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Elimination	Total
Year ended as of December 31, 2023	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from sales of goods	2,687,390	3,181,951	5,869,341	-	-		5,869,341
Revenues from rendering of services	113,520	28,335	141,855	623	-		142,478
Revenues from ordinary activities	2,800,910	3,210,286	6,011,196	623	-		6,011,819

Revenues from transactions with reportable segments	475,535	23,040	498,575	49,914	-	(548,489)	-

Finance income	-	-	-	-	131,666		131,666
Finance costs	-	-	-	-	(373,496)		(373,496)
Net finance costs	-	-	-	-	(241,830)		(241,830)

Depreciation and amortizations	464,721	186,340	651,061	1,660	8,347		661,068
Other income	498,021	54,688	552,709	334	19,974		573,017
Other expenses	399,094	54,980	454,074	684	25,578		480,336

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	3,084	-	3,084	-	906		3,990
Joint ventures	-	2,794	2,794	-	925		3,719

Income tax expense	-	-	-	-	27,293		27,293

Profit (loss) of each reportable segment	(182,369)	371,015	188,646	(5,517)	(541,656)		(358,527)
Geographical information on revenues
Revenue – Chilean entities	1,929,554	1,145,647	3,075,201	623	-		3,075,824
Revenue – Foreign entities	871,356	2,064,639	2,935,995	-	-		2,935,995
Total revenues from ordinary activities	2,800,910	3,210,286	6,011,196	623	-		6,011,819

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Elimination	Total
Year ended as of December 31, 2023	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	1,109,609	137,867	1,247,476	251	15,322	-	1,263,049
Acquisition and contribution of investments in associates and joint venture	-	-	-	-	34,950	-	34,950

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Elimination	Total
Year ended as of December 31, 2023	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment assets	13,864,686	2,967,646	16,832,332	16,480	1,135,689	(74,137)	17,910,364
Segment assets (excluding deferred tax assets)	13,864,686	2,967,646	16,832,332	16,480	1,047,122	(74,137)	17,821,797
Deferred tax assets					88,567		88,567

Investments accounted through equity method
Associates	34,558	-	34,558	-	65,248		99,806
Joint Ventures	-	215,322	215,322	-	108,483		323,805
Segment liabilities	1,170,684	392,104	1,562,788	47,487	8,291,060		9,901,335
Segment liabilities (excluding deferred tax liabilities)	1,170,684	392,104	1,562,788	47,487	6,747,436		8,357,711
Deferred tax liabilities					1,543,624		1,543,624

Geographical information on non-current assets
Chile	8,565,525	463,179	9,028,704	15,481	504,903	(6,668)	9,542,420
Foreign countries	2,888,631	1,245,369	4,134,000	-	58,366		4,192,366
Total non-current assets	11,454,156	1,708,548	13,162,704	15,481	563,269	(6,668)	13,734,786

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Elimination	Total
Year ended as of December 31, 2022	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from sales of goods	2,886,870	4,110,747	6,997,617	-	-		6,997,617
Revenues from rendering of services	103,771	1	103,772	681	-		104,453
Revenues from ordinary activities	2,990,641	4,110,748	7,101,389	681	-		7,102,070

Revenues from transactions with reportable segments	501,011	21,347	522,358	54,345	-	(576,703)	-

Finance income	-	-	-	-	72,116		72,116
Finance costs	-	-	-	-	(200,366)		(200,366)
Net finance costs	-	-	-	-	(128,250)		(128,250)

Depreciation and amortizations	296,425	198,632	495,057	1,679	10,293		507,029
Other income	63,759	31,248	95,007	101	5,021		100,129
Other expenses	299,469	50,311	349,780	9	24,100		373,889

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	2,180	-	2,180	-	4,889		7,069
Joint ventures	-	24,531	24,531	-	2,084		26,615

Income tax expense	-	-	-	-	(142,121)		(142,121)

Profit (loss) of each reportable segment	320,201	883,346	1,203,547	(2,906)	(496,415)		704,226
Geographical information on revenues
Revenue – Chilean entities	1,961,303	1,743,181	3,704,484	681	-		3,705,165
Revenue – Foreign entities	1,029,338	2,367,567	3,396,905	-	-		3,396,905
Total revenues from ordinary activities	2,990,641	4,110,748	7,101,389	681	-		7,102,070

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Elimination	Total
Year ended as of December 31, 2022	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	1,128,434	72,069	1,200,503	478	6,456	-	1,207,437
Acquisition and contribution of investments in associates and joint venture	-	-	-	-	132	-	132

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Elimination	Total
Year ended as of December 31, 2022	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment assets	13,094,867	2,959,042	16,053,909	18,291	1,256,321	(148,413)	17,180,108
Segment assets (excluding deferred tax assets)	13,094,867	2,959,042	16,053,909	18,291	1,247,310	(148,413)	17,171,097
Deferred tax assets					9,011		9,011

Investments accounted through equity method
Associates	36,489	-	36,489	-	64,332		100,821
Joint Ventures	-	203,443	203,443	-	61,407		264,850
Segment liabilities	1,049,313	438,864	1,488,177	22,237	7,409,710		8,920,124
Segment liabilities (excluding deferred tax liabilities)	1,049,313	438,864	1,488,177	22,237	5,623,795		7,134,209
Deferred tax liabilities	-	-	-	-	1,785,915		1,785,915

Geographical information on non-current assets
Chile	8,540,801	491,283	9,032,084	17,008	398,820	(16,294)	9,431,618
Foreign countries	2,742,416	1,190,257	3,932,673	-	40,896		3,973,569
Total non-current assets	11,283,217	1,681,540	12,964,757	17,008	439,716	(16,294)	13,405,187

Information required by geographic area:

	Geographical area
2024	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Mexico	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from sale of goods	3,644,478	486,079	591,342	1,047,672	459,464	186,074	6,415,109
Revenues from rendering of services	91,422	-	-	-	39,615	-	131,037
Revenues as of December 31, 2024	3,735,900	486,079	591,342	1,047,672	499,079	186,074	6,546,146
Non-current Assets at 12-31-2024 other than deferred tax	9,195,687	672,411	1,286,657	662,729	1,763,397	230,404	13,811,285

	Geographical area
2023	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Mexico	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from sale of goods	2,998,896	570,933	586,512	1,057,027	449,316	206,657	5,869,341
Revenues from rendering of services	76,928	-	28,332	-	37,215	3	142,478
Revenues as of December 31, 2023	3,075,824	570,933	614,844	1,057,027	486,531	206,660	6,011,819
Non-current Assets at 12-31-2023 other than deferred tax	9,466,748	612,467	1,035,237	687,247	1,681,160	163,360	13,646,219

	Geographical area
2022	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Mexico	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from sale of goods	3,633,847	600,923	658,329	1,309,652	573,877	220,989	6,997,617
Revenues from rendering of services	71,318	-	-	-	33,134	1	104,453
Revenues as of December 31, 2022	3,705,165	600,923	658,329	1,309,652	607,011	220,990	7,102,070
Non-current Assets at 12-31-2022 other than deferred tax	9,426,583	548,528	906,174	721,824	1,664,974	128,093	13,396,176

NOTE 25.  OTHER NON-FINANCIAL ASSETS AND NON-
FINANCIAL
LIABILITIES

	12-31-2024	12-31-2023
Current non-financial assets	ThU.S.$	ThU.S.$
Roads to amortize, current	64,020	58,464
Prepayment to amortize (insurance and others)	36,800	14,001
Recoverable taxes (related to purchases)	146,774	167,086
Other current non-financial assets	13,498	703
Total	261,092	240,254

	12-31-2024	12-31-2023
Non-current non-financial assets	ThU.S.$	ThU.S.$
Roads to amortize, non-current	56,499	67,701
Guarantee values	2,676	3,391
Recoverable taxes	6,486	6,221
Other non-current non-financial assets	19,375	21,861
Total	85,036	99,174

	12-31-2024	12-31-2023
Current non-financial liabilities	ThU.S.$	ThU.S.$
Provision of minimum dividend (1)	114,359	2,283
ICMS, PIS-COFINS and other tax payables - Brazil	21,925	23,180
Other tax payable	23,093	19,118
Other Current non-financial liabilities	6,212	5,567
Total	165,589	50,148

(1)	In 2024 correspond mainly to the minimum dividend provision of owners of the parent company (see Note 26).

	12-31-2024	12-31-2023
Non-current non-financial liabilities	ThU.S.$	ThU.S.$
ICMS and other tax payable - Brazil	35,630	58,069
Other non-current non-financial liabilities	1,382	5,521
Total	37,012	63,590

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

As of December 31, 2022 Arauco in its financial statements recognized the balance of minimum dividend provision of the parent company for ThU.S.$ 186,903 (125,012 as of December 31, 2021). In December 2022 Arauco paid a provisional dividend for ThU.S.$ 183,971 (ThU.S.$ 271,000 as of November of 2021) decreasing the minimum dividend provision.

In 2023, the amount of ThU.S.$ 92,719 presented in the consolidated statement of changes in equity was approved and distributed, corresponding to an additional and extraordinary dividend of 10% to be paid for the profits of the parent company of 2022.

The policy currently in force, provides that an amount equivalent to 30% of the distributable net income for year 2024, 2025 y 2026 will be distributed. For subsequent years, an amount equivalent to 40% of the distributable net income of each year would be distributed. Nevertheless, the Board of Directors may decide to distribute and pay dividends to the shareholders, to the extent that it expects the year to finalize with positive results and that the Company’s liquidity allows such distribution and payment.

The following table details the adjustments made for the determination of distributable net profit as of December 31, 2024, 2023 and 2022:

	Distributable net profit
	12-31-2023 ThU.S.$	12-31-2023 ThU.S.$	12-31-2022 ThU.S.$
Net profit (loss) attributable to parent company	476,470	(358,560)	704,480
Adjustments:
Biological assets
Unrealized gains (losses)	(159,021)	(264,477)	(12,933)
Realized gains (losses)	473,796	394,179	327,268
Deferred income taxes	(102,297)	(37,394)	(91,629)
Biological assets (net)	212,478	92,308	222,706
Distributable net profit (loss)	688,948	(266,252)	927,186

Basic and diluted earnings per share

Basic and diluted earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

	January-December
	2024	2023	2022
	ThU.S.$	ThU.S.$	ThU.S.$
Profit or loss attributable to ordinary equity holder of parent	476,470	(358,560)	704,480
Weighted average of number of shares	121,422,850	120,474,350	120,474,350
Basic and diluted earnings (loss) per share (in U.S.$ per share)	3.9240555	(2.9762352)	5.8475518

NOTE 27. SUBSEQUENT EVENTS

The authorization for the issuance and publication of
these
consolidated financial statements for the twelve-months period ended December 31, 2024, was approved by the Board of Directors of Arauco at the Meeting held on March 25, 2025.

Subsequent to December 31, 2024, and as of the date of issuance of these consolidated financial statements, there have been no additional events, that could materially affect the presentation of these consolidated financial statements.

